Form 20-F
period 2001-12-31
SMITH & NEPHEW PLC
filed 2002-04-26
CIK 845982

SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              -------------------

                                   FORM 20-F
(Mark One)
------
           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
------     SECURITIES EXCHANGE ACT OF 1934
                                      or
------
  X        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
------     EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001
                                      or
------
           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
------     EXCHANGE ACT OF 1934

                        Commission file number 0-19003

                              Smith & Nephew plc
            (Exact name of Registrant as specified in its charter)

                               England and Wales
                (Jurisdiction of incorporation or organization)

                        15 Adam Street, London WC2N 6LA
                   (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
     Act:

          Title of each class                 Name on each exchange on which registered
          -------------------                 -----------------------------------------
       American Depositary Shares                        New York Stock Exchange
     Ordinary Shares of 12-2/9p each                      New York Stock Exchange*

     * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             924,811,550     Ordinary Shares of 12-2/9p each
                 268,500     Cumulative Preference Shares of GBP1 each

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                  ----                      ----
     Yes           X             No
                  ----                      ----

     Indicate by check mark which financial statement item the registrant has elected to follow:

                  ----                      ----
     Item 17                     Item 18     X
                  ----                      ----

Table of Contents

Introduction  ..........................................................................................       2
Special Note Regarding Forward-Looking Statements  .....................................................       3
Certain Specialist Terms  ..............................................................................       3

PART I

Item 1 -   Identity of Directors, Senior Management and Advisors  ......................................       4
Item 2 -   Offer Statistics and Expected Timetable  ....................................................       4
Item 3 -   Key Information  ............................................................................       4
Item 4 -   Information on the Company  .................................................................       10
Item 5 -   Operating and Financial Review and Prospects  ...............................................       21
Item 6  -  Directors, Senior Management and Employees  .................................................       32
Item 7  -  Major Shareholders and Related Party Transactions  ..........................................       39
Item 8  -  Financial Information  ......................................................................       40
Item 9  -  The Offer and Listing  ......................................................................       41
Item 10  - Additional Information  .....................................................................       42
Item 11  - Quantitative and Qualitative Disclosures about Market Risk  .................................       48
Item 12  - Description of Securities Other than Equity Securities  .....................................       49

PART II

Item 13 -  Defaults, Dividend Arrearages and Delinquencies  ............................................       50
Item 14 -  Material Modifications to the Rights of Security Holders and Use of Proceeds  ...............       50

PART III

Item 17 -  Financial Statements  .......................................................................       51
Item 18 -  Financial Statements  .......................................................................       51
Item 19 -  Exhibits   ..................................................................................       51

Signatures  ............................................................................................       53


                                 INTRODUCTION

     As used in this Annual Report, the term "Company" refers to Smith & Nephew plc or, where appropriate, the Company's Board of Directors, unless the context otherwise requires. The term "Smith & Nephew" and "Group" are used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

     The Consolidated Financial Statements of the Company in this Annual Report are presented in United Kingdom ("UK") pounds sterling. In this document, references to "US dollars" or "US$" or "cents" are to United States ("US") currency and references to "pounds sterling", "sterling" or "GBP ", "pence" or "p" are to UK currency. 1p is equivalent to one hundredth of GBP1.

     Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in sterling into US dollars at specified rates. These translations should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. The translation of pounds sterling and pence to US dollars and cents appearing in this Annual Report have been made at the noon buying rate in The City of New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the date of the information so translated. On April 10, 2002, the Noon Buying Rate was US$ 1.437 per GBP1.

     A substantial portion of the Group's assets, liabilities, revenues and expenses is denominated in currencies other than sterling. Accordingly, fluctuations in the value of sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses. For information regarding rates of exchange between sterling and US dollars and the effects of changes in exchange rates, see Item 3 - "Key Information - Exchange Rates" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk".

     On November 16, 1999, the Ordinary Shares of the Company were listed on the New York Stock Exchange, trading in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"). Each ADS represents ten Ordinary Shares.

     The Company furnishes the Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an opinion thereon by its independent auditors. Such financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom ("UK GAAP"). The annual reports contain reconciliations of net income, cash flow and shareholders' equity stated under UK GAAP to those as stated under accounting principles generally accepted in the United States ("US GAAP"). The Company also furnishes the Depositary with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders. The Company also furnishes to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders' meetings received by the Depositary. The Company is not required to report quarterly financial information.

     The Company's fiscal year ends on December 31 of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, "Ordinary Share" or "share" refer to the ordinary shares of Smith & Nephew of 12-2/9p each. References in this Annual Report to the "Companies Act" are to the Companies Act 1985, as amended, of Great Britain. References to the "FDA" are to the US Food and Drug Administration.

     This Annual Report contains the Consolidated Financial Statements and Schedules of Smith & Nephew and an opinion thereon by its independent auditors. Such financial statements are prepared under UK GAAP. UK GAAP differ in certain respects from accounting under US GAAP. Differences between UK GAAP and US GAAP relevant to the Group are explained in Note 32 of the Notes to the Financial Statements.

Special Note Regarding Forward-Looking Statements

     Certain statements contained in this Annual Report under the headings
Item 4 - "Information on the Company", Item 5 - "Operating and Financial Review and Prospects", Item 8 - "Financial Information" and Item 11 - "Quantitative and Qualitative Disclosures About Market Risk" and elsewhere constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "consider" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Company are described under Item 3 - " Key Information - Risk Factors".

     Smith & Nephew expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written and oral forward-looking statements attributable to Smith & Nephew or persons acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing.

Certain Specialist Terms

     Unless the context indicates otherwise, the following terms have the meanings shown below:

o "Advanced wound management" products are those associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

o    "Bandaging" products comprise traditional adhesive and support bandaging.

o "Casting" products are used externally to immobilize a fracture or damaged joint structures, usually made of plaster of paris or synthetic materials

o "Chronic and acute wounds". Chronic wounds are those with long or unknown healing times including leg ulcers, diabetic foot ulcers and pressure sores. Acute wounds are those for which healing times can be reasonably predicted such as surgical and post-operative wounds.

o "Endoscopy" products are specialized viewing devices, instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision, surgeons are able to see inside the body via a monitor and identify and repair defects. Endoscopy of the joints is termed "arthroscopy", with the principal applications being the knee and shoulder.

o "Orthopaedic" products comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma products, devices such as rods, pins, screws and plates used to treat bone fractures.

o "Rehabilitation" products are individual items, pieces of equipment or product systems that are used to increase, maintain or improve functional capabilities after surgery or of individuals with disabilities.

o "Traditional woundcare" products are those which comprise medical textile products that include adhesive tapes and fixture sheets used to secure wound management products to the body.

     Product names referred to in this Annual Report are identified by the use of capital letters and are trade marks owned by or licensed to members of the Group or its associated undertakings and other interests.

                                    PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not Applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable

ITEM 3 - KEY INFORMATION


                            SELECTED FINANCIAL DATA

Summary

     This information has been extracted or derived from the audited financial statements of the Group presented elsewhere in this Annual Report and in prior year Annual Reports on Form 20-F.

     Smith & Nephew prepares its financial statements in accordance with UK GAAP which differ in certain respects from US GAAP. Reconciliations of net income and shareholders' equity are set forth in Note 32 of the Notes to the Financial Statements.

     Following the divestiture of the Group's traditional woundcare and casting and bandaging businesses, segmental reporting in the UK financial statements has been revised from "Ongoing Operations" and "Other Operations" in 2000 to "Ongoing Operations" and "Operations contributed to the joint venture" in 2001. In accordance with UK GAAP, all prior year segmental information has been restated.

Consolidated Income Statement Data

                                                                         Years ended December 31
                                                                         -----------------------
                                                    2001        2000(ii)       1999(ii)    1998(iii)     1997(iii)
                                                    ----        ----           ----        ----          ----
                                                      (GBP million, except per Ordinary Share and per ADS amounts)
Amounts in accordance with UK GAAP:
Turnover:
Continuing Operations  ...................           1,047.8         974.0         858.8         773.1        757.7
Discontinued Operations  .................              33.9         160.7         261.1         280.3        290.4
                                                     -------       -------       -------       -------      -------
Group turnover  ..........................           1,081.7       1,134.7       1,119.9       1,053.4      1,048.1
Share of joint venture  ..................             123.6             -             -             -            -
                                                     -------       -------       -------       -------      -------
                                                     1,205.3       1,134.7       1,119.9       1,053.4      1,048.1
                                                     =======       =======       =======       =======      =======

Operating profit:
Continuing Operations:
    Before exceptional items  ............             174.6         160.1         130.2         117.0        128.6
    Exceptional items (*)  ...............             (21.1)        (16.3)        (42.0)        (16.3)        (1.8)
Discontinued Operations:
    Before exceptional items  ............               0.5          18.9          37.5          37.1         36.0
    Exceptional items (*)  ...............                 -             -          (9.7)         (1.6)           -
                                                       -----         -----         -----         -----        -----
                                                       154.0         162.7         116.0         136.2        162.8
Share of Operating profit of the joint venture:
    Before exceptional items  ............              12.8             -             -             -            -
    Exceptional items (*)  ...............              (5.0)            -             -             -            -
                                                       -----         -----         -----         -----        -----
                                                       161.8         162.7         116.0         136.2        162.8
Profit/(loss) on disposal of businesses (*)             49.2         109.5          62.9             -         (6.5)
                                                       -----         -----         -----         -----        -----
Profit before interest  ..................             211.0         272.2         178.9         136.2        156.3
Interest income  .........................               2.5           4.4          10.3           8.1          8.6
Interest expense  ........................             (19.9)        (11.4)         (6.9)         (9.8)       (12.5)
                                                       -----         -----        ------        ------        -----
Profit before taxation  ..................             193.6         265.2         182.3         134.5        152.4
Taxation  ................................             (64.0)        (57.7)        (78.6)        (40.8)       (38.7)
                                                       -----         -----         ------        -----        -----
Profit for the financial year  ...........             129.6         207.5         103.7          93.7        113.7
                                                       =====         =====         =====         =====        =====

Per Ordinary Share:
Basic earnings per Ordinary Share  .......            14.07p        20.07p         9.29p         8.42p        10.24p
Diluted earnings per Ordinary Share (i)  .            13.95p        19.95p         9.27p         8.40p        10.22p

Results before exceptional items (marked * above):
Profit before taxation  ..................            170.5         172.0         171.1         152.4         160.7

Adjusted basic earnings per Ordinary Share            12.83p        11.52p        10.07p         9.58p         11.00p
Diluted earnings per Ordinary Share  .....            12.72p        11.45p        10.04p         9.57p         10.97p

Ordinary Dividends per Ordinary Share  ...             4.65p         4.50p         6.50p         6.20p          6.20p
Special Dividend per Ordinary Share  .....               -          37.14p            -             -              -

Amounts in accordance with US GAAP:
Income from continuing operations  .......              76.5          86.6         68.1          41.9           62.5
Income from discontinued operations  .....              32.0         116.9         22.3          25.8           25.8
                                                       -----         -----        -----         -----          -----
Net income  ..............................             108.5         203.5         90.4          67.7           88.3
                                                       =====         =====        =====         =====          =====

Ordinary dividends per Ordinary Share  ...              4.55p          5.70p       6.30p         6.20p          6.11p
Special dividend per Ordinary Share  .....                 -          37.14p          -             -              -

Undiluted earnings per Ordinary Share:
Continuing Operations  ...................              8.31p        8.38p         6.10p           3.76p        5.63p
Discontinued Operations  .................              3.47p       11.30p         2.00p           2.32p        2.32p
                                                       -----        -----          ----            ----         ----
Net income  ..............................             11.78p       19.68p         8.10p           6.08p        7.95p
                                                       =====        =====          ====            ====         ====

---------------
(i) Diluted earnings per Ordinary Share is calculated on the weighted average of 930 million shares (2000 - 1,041 million shares, 1999 - 1,121 million shares, 1998 - 1,117 million shares, 1997 - 1,115 million shares) after allowing for full conversion and exchange rights attaching to convertible securities and the allotment of shares under option schemes, with a corresponding adjustment to income for the after tax effect of interest.
(ii) Year 2000 and 1999 figures have been restated for the adoption of FRS 19.
(iii) Year 1998 and 1997 figures have not been restated for the adoption of FRS 19.

                                                                         Years ended December 31
                                                                         -----------------------
                                                    2001        2000(ii)     1999(ii)      1998(iii)     1997(iii)
                                                    ----        ----         ----          ----          ----
                                                   (GBP million, except per Ordinary Share and per ADS amounts)
Diluted earnings per Ordinary Share (i):
Continuing Operations  ...................           8.23p         8.32p        6.07p           3.75p        5.61p
Discontinued Operations  .................           3.44p        11.23p        1.99p           2.32p        2.32p
                                                    -----         -----         -----           ----         ----
Net income  ..............................          11.67p        19.55p        8.06p           6.07p         7.93p
                                                    =====         =====         ====            ====         ====
Undiluted earnings per ADS:
Continuing Operations  ...................           83.1p         83.8p        61.0p           37.6p        56.3p
Discontinued Operations  .................           34.7p        113.0p        20.0p           23.2p        23.2p
                                                    -----         -----         -----           ----         ----
Net Income  ..............................          117.8p        196.8p        81.0p           60.8p        79.5p
                                                    =====         =====         ====            ====         ====

Diluted earnings per ADS (i):
Continuing Operations  ...................           82.3p         83.2p        60.7p           37.5p        56.1p
Discontinued Operations  .................           34.4p        112.3p        19.9p           23.2p        23.2p
                                                    -----         -----         -----           ----         ----
Net Income ...............................          116.7p        195.5p        80.6p           60.7p        79.3p
                                                    =====         =====         ====            ====         ====

---------------------------
(i) Diluted earnings per Ordinary Share is calculated on the weighted average of 930 million shares (2000 - 1,041 million shares, 1999 - 1,121 million shares, 1998 - 1,117 million shares, 1997 - 1,115 million shares) after allowing for full conversion and exchange rights attaching to convertible securities and the allotment of shares under option schemes, with a corresponding adjustment to income for the after tax effect of interest.
(ii) Year 2000 and 1999 figures have been restated for the adoption of FRS 19.
(iii) Year 1998 and 1997 figures have not been restated for the adoption of FRS 19.

Consolidated Balance Sheet Data

                                                                               December 31
                                                                               -----------
                                                    2001        2000(ii)     1999(ii)      1998(iii)     1997(iii)
                                                    ----        ----         ----          ----          ----
                                                                               (GBP million)
Amounts in accordance with UK GAAP:
Total current assets  ......................           525.4         533.8        616.2          570.9     561.3
Intangible fixed assets  ...................           187.8         153.8         66.0           28.3      19.3
Property, plant and equipment  .............           245.0         251.1        270.5          291.7     282.0
Investment in joint venture  ...............           114.0             -            -              -         -
Fixed asset investments  ...................            25.7          24.0         16.6           14.4       0.7
Total assets  ..............................         1,097.9         962.7        969.3          905.3     863.3
Total current liabilities  .................           428.5         404.0        370.4          375.6     357.5
Loans (due in more than one year)  .........           163.0         178.9         20.2           12.8      14.6
Liabilities (due after more than one year)               6.5           8.3            -              -         -
Provisions for liabilities and charges  ....            95.3         103.5         87.9           31.4      29.9
Share capital (iv)  ........................           113.1         112.4        111.8          111.4     111.2
Ordinary shareholders' equity (v)  .........           404.6         268.0        490.8          485.5     461.3

Amounts in accordance with US GAAP:
Goodwill, net of amortization  .............           247.0         236.5        168.2         193.0      201.4
Other intangible fixed assets  .............            56.2          55.8         64.3          35.7       34.6
Total assets  ..............................         1,170.4       1,087.4      1,127.7       1,094.4    1,076.4
Total shareholders' equity  ................           534.5         459.2        733.4         705.3      718.4

--------------------------
(ii) Year 2000 and 1999 comparative figures have been restated for the adoption of FRS 19.
(iii) Year 1998 and 1997 comparative figures have not been restated for the adoption of FRS 19.
(iv) Included in Ordinary shareholders' equity.
(v) Ordinary shareholders' equity includes non-equity capital of GBP0.3 million in all five years presented.

Dividends

     Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August for payment in December, and the final dividend for that year is normally recommended by the Board of Directors in the following February and, since 2000, paid in May after approval in April by shareholders at the Company's Annual General Meeting.

     The Company has issued 268,500 5.50% Cumulative Preference Shares of GBP1 each, whose right to a dividend of 5.50% per annum is preferred over the rights to dividends of the holders of Ordinary Shares.

     Future dividends of Smith & Nephew will be dependent upon future earnings, the future financial condition of the Group, the Board's dividend policy and the additional factors that might affect the business of the Group set forth in "Special Note Regarding Forward-Looking Statements" above and "Risk Factors" below.

     The following table shows the ordinary dividends on each Ordinary Share (as increased by the associated UK tax credit, but before deduction of withholding taxes) for the fiscal years 1997 through 2001. The associated UK tax credit was reduced from 20% to 10% for dividends paid on or after April 6, 1999 as described in Item 10 - " Additional Information - Taxation". The 2001 final dividend was approved by the shareholders at the Annual General Meeting held on April 3, 2002. This is payable on May 17, 2002 and will be paid as an ordinary dividend. The ordinary dividends, which are declared in pence per share in respect of each fiscal year, have been translated into US cents per share at the Noon Buying Rate at each respective payment date.

                                                                     Years ended December 31
                                                                     -----------------------
                                                  2001           2000          1999           1998        1997
                                                  ----           ----          ----           ----        ----
Pence per share:
Interim  ..............................           1.944         1.889         2.778         3.000        3.000
Final  ................................           3.222         3.111         4.444         4.222        4.750
                                                  -----         -----         -----         -----        -----
Total  ................................           5.166         5.000         7.222         7.222        7.750
                                                  =====         =====         =====         =====        =====

US cents per share:
Interim  ..............................           2.753         2.714         4.516         4.974        4.949
Final  ................................           4.628(i)      4.459         7.048         6.786        7.999
                                                  -----         -----        ------        ------       ------
Total  ................................           7.381         7.173        11.564        11.760       12.948
                                                  =====         =====        ======        ======       ======

---------------------
(i) Translated at the Noon Buying Rate on April 10, 2002 of US$1.437 = GBP1. This is equivalent to US$0.463 per ADS.

     On August 11, 2000, a special dividend of GBP415.6 million (41.27p per old ordinary 10p share, including tax credit, equivalent to US$6.21 per ADS) was paid.

From 1991 through to 1997, the Company operated a scrip dividend scheme under which shareholders could take distribution in Ordinary Shares. This scheme was replaced in 1998 by a dividend re-investment plan that offers shareholders the opportunity to invest cash dividends in Ordinary Shares purchased in the market.

Exchange Rates

     The following table sets forth, for the periods and dates indicated, the Noon Buying Rates expressed in US dollars per GBP1:

                                                                                              High             Low
                                                                                              ----             ---
 Month:
 April 2002 (through April 10, 2002) (i)  ......                                              1.44            1.43
 March 2002  ...................................                                              1.43            1.41
 February 2002  ................................                                              1.43            1.41
 January 2002  .................................                                              1.45            1.41
 December 2001  ................................                                              1.46            1.42
 November 2001  ................................                                              1.47            1.41
 October 2001  .................................                                              1.48            1.42

---------------------
(i) As of April 10, 2002, the latest practicable date, the Noon Buying Rate was 1.44.

                                                               Year end    Average(ii)        High             Low
                                                               --------    -------            ----             ---
 Fiscal year:
 1997  .........................................                   1.65          1.64         1.69            1.60
 1998  .........................................                   1.66          1.66         1.87            1.33
 1999  .........................................                   1.61          1.62         1.67            1.60
 2000  .........................................                   1.49          1.51         1.65            1.40
 2001  .........................................                   1.45          1.44         1.50            1.37

---------------------
(ii) The average of the Noon Buying Rates on the last day of each month during the fiscal year.

                                 RISK FACTORS

     This section describes some of the risks that could affect the Group's businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in the "Introduction" on page 2.

     Smith & Nephew's products are not in life support activities and in general are unlikely to threaten life. But, if they malfunctioned, they could damage or impair the repair of body functions. Management believes that the Group's quality, regulatory and medical controls and insurance activities are adequate and appropriate for this class of products. The Company's reputation is crucially dependent on strong performance in this area and on appropriate crisis management if a serious medical incident or product recall should occur.

     Smith & Nephew has established an ongoing process of identifying, evaluating and managing key risks by a system of functional reports to the Board, the review of internal financial controls by the Audit Committee, augmented by quarterly business reviews and an annual risk assessment carried out by the head of each business unit and reviewed by the Chief Executive and Finance Director.

     The Group is insured against product, employers' and directors' and officers' liabilities and physical and consequential loss, subject to limits and deductibles. The Group maintains liability reserves to cover known uninsured risks.

     The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group's business, its revenues, operating income, net assets, liquidity and resources.

The Group is reliant on the effective implementation of its strategy

     The Group may encounter market conditions in the implementation of its strategy that could result in the Group not meeting its shareholders' expectations of income or growth.

The Group is reliant on new technology

     The Group operates in the medical device industry, which has a rapid introduction rate of new products. Thus, there is a risk of a slow-down in growth unless sufficient new products are introduced to the market place in a timely manner. There is also a risk of product (and in certain cases associated facilities) obsolescence.

     New products developed and marketed by competitors may affect price levels in the Group's markets and may result in products being replaced over time. The Group's ability to develop and market new products acceptable to the market place is a key factor in maintaining its competitive position.

The Group is dependent on trends in healthcare expenditure

     Changes in healthcare policy by governments or reimbursement authorities in major countries around the world can result in changes to the revenues of one or more of the Group's product lines. The Group is also dependent on the continued growth in surgical procedures.

The Group is exposed to product liability and patent infringement claims

     Because of the nature of the Group's business, it is subject to a relatively high risk of product liability claims. Although the Group currently maintains product liability insurance, this insurance is subject to limits and deductibles. In addition, insurance premiums are relatively high, particularly for US coverage and there is a risk, at the industry level, of coverage becoming increasingly costly. The Group is also exposed to the potential for patent infringement claims, particularly because of the technological nature of medical devices.

The Group is exposed to regulatory approvals and controls

     The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. At any time the Group is awaiting a number of regulatory results, which if not approved, could adversely affect results of operations.

The Group is exposed to political and economic developments and currency exchange fluctuations

     Because the Group has operations in many countries, political and economic developments in those countries may have impacts on results of operations. These could extend to preventing the Group from receiving remittances of profit or from selling its investments. In addition, fluctuations in interest rates and currency exchange rates particularly between sterling and the US dollar and between the currencies in which its international operations or investments operate, could adversely affect the Group's earnings and the value of these businesses.

The Group is exposed to credit risk arising from financial instruments

     The Group is subject to credit risk on cash, deposits and derivative instruments in the event of the non-performance of its counterparties. The Group limits exposure to credit risk on counterparties used for these instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum "A" rating from the major ratings agencies. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. Smith & Nephew does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk.

The Group is dependent upon recruiting and retaining key personnel

     In order to develop, support and market the products offered by the Group, it is necessary to hire and retain highly skilled employees with particular expertise. The implementation of the Group's strategic business plans could be undermined by failure to recruit or retain key personnel.

The Group is reliant on the reputation of its brands

     An event that materially damaged the reputation of the Group or one or more of the its brands could have an adverse impact on subsequent revenues.

The Group is reliant on certain suppliers

     The Group is reliant on certain key suppliers of raw materials, forgings and stampings for orthopaedics, optical and electronic subcomponents for endoscopy and active ingredients and products for advanced wound management. If these suppliers were unable to supply, there could be an adverse effect on the Group's results.

The Group is reliant on five main manufacturing facilities

     The Group has manufacturing production concentrated at five main facilities in Memphis, Andover, Mansfield and Oklahoma City in the United States and Hull in the United Kingdom for its respective businesses of orthopaedics, endoscopy and advanced wound management. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks subject to limits and deductibles.

The Group is dependent upon successfully integrating any businesses that it acquires

     The Group has in the past and expects to pursue in the future acquisitions or alliances to complement its existing businesses. These types of transactions involve numerous risks, including successfully integrating acquired businesses, any of which could adversely affect the Group's results.

The Group is exposed to the risk that the investment values of its pension plans may not eventually be sufficient to meet pension obligations.

         The Group has two major defined benefit pension plans that are funded by investment assets. To the extent that pension liabilities and investment returns accrue at rates different to those presently assumed unplanned funding obligations could occur.

ITEM 4 - INFORMATION ON THE COMPANY

                    HISTORY AND DEVELOPMENT OF THE COMPANY

Group Overview

     Smith & Nephew is a global company that concentrates on the development and marketing of medical devices in the three growth sectors of orthopaedics, endoscopy and advanced wound management. These three businesses, together with the Group's rehabilitation business which it disposed of effective March 27, 2002, comprise the Group's "Ongoing Operations" segment.

     The Group's activities have a history dating back 146 years to the family enterprise of Thomas James Smith who opened a small drugstore in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. The Company is a public limited company incorporated in Great Britain registered in, and operating under the laws of, England and Wales. Operations undertaken in countries other than the United Kingdom are under the laws of those countries in which they reside. The Company was listed on the London Stock Exchange in 1937. In November 1999, the Company was listed on the New York Stock Exchange. The corporate headquarters is in the United Kingdom and the registered address is:

     Smith & Nephew plc
     15 Adam Street
     London
     WC2N 6LA
     Tel: +44 (0) 20 7401 7646
     Internet address: www.smith-nephew.com

Group Strategy and Recent Developments

     In 1999, Smith & Nephew announced its intention to transform its business into a higher growth Company, focused on technologically advanced medical devices. In connection with that intended transformation, Smith & Nephew has taken the following steps:

     In June 1999, its bracing business was divested for net cash consideration of GBP122 million. Bracing, based in Vista, California, comprised a range of custom and off-the-shelf rigid knee and ankle braces and a soft goods support product line which were marketed mainly to physicians offices.

     In January 2000, Smith & Nephew acquired the COLLAGENASE advanced woundcare business from BASF Pharma for GBP74 million. Results of this acquisition are reflected in Ongoing Operations from the date of acquisition.

     In June 2000, Smith & Nephew sold its consumer healthcare business for a net cash consideration of GBP210 million.

     In April 2001, Smith & Nephew transferred its casting and bandaging and traditional woundcare businesses to a 50/50 joint venture with Beiersdorf AG, known as BSN Medical. Results of the businesses contributed to the joint venture by Smith & Nephew prior to April 1, 2001 are reflected in Operations contributed to the joint venture. Beginning April 1, 2001, Smith & Nephew accounted for the results of the joint venture using the gross equity method.

     In April 2001, Smith & Nephew acquired the advanced woundcare business of Beiersdorf AG for GBP30 million. Results of this business are reflected in Ongoing Operations commencing from the date of acquisition.

     In May 2001, Smith & Nephew acquired the anti-microbial woundcare business of Westaim BioMedical Corporation for an initial consideration of GBP12 million. Results of this acquisition are reflected in Ongoing Operations from the date of acquisition.

     In June 2001, Smith & Nephew sold its ear, nose and throat business for a net cash consideration of GBP62 million to Gyrus plc. This business is classified in the Group's profit and loss accounts as Discontinued.

     In March 2002, Smith & Nephew disposed of its rehabilitation business to AbilityOne, a leading supplier in the US of rehabilitation products to hospitals, nursing homes and clinics, doing business as SammonsPreston. Smith & Nephew received GBP71 million in cash and a 21.5% equity interest in the combined company. Results of the Group's rehabilitation business are reflected in Ongoing Operations. Beginning April 1, 2002, Smith & Nephew's equity interest in AbilityOne will be accounted for using the equity method.

     In March 2002, Smith & Nephew expanded its endoscopy business by acquiring ORATEC Interventions, Inc., a medical device innovator in the use of controlled radio frequency energy to treat joint and spine disorders ("Oratec"), for net $258 million. Results of this acquisition will be reflected in Ongoing Operations from the date of acquisition.

     In June 2001, Smith & Nephew became a constituent part of the FTSE 100 index in the United Kingdom. This means that the Group is amongst the top 100 companies quoted on the London Stock Exchange measured in terms of market capitalization.

Group Structure

     Smith & Nephew operates on a worldwide basis. This has been achieved through a series of acquisitions, predominantly in the United States but also in Europe, and through continued emphasis on the development and introduction of new products in the Group's principal markets.

     As part of the Group's continuing drive to become a more customer-focused organization, Smith & Nephew restructured in 1999 into global business units. Each global business unit manages its sales directly in ten international markets - the United States, Canada, the United Kingdom, Germany, Japan, Australia, France, Italy, New Zealand and Ireland - and takes full responsibility for strategy, research and development ("R&D"), manufacturing, marketing, sales and financial performance. The remaining 21 markets in which the Group has selling companies are managed by country managers with business responsibility for the whole of the Group's product range.


                               BUSINESS OVERVIEW

Activities and Geographical Markets

     The tables below show the Group's total revenues for its fiscal years 2001, 2000 and 1999 analyzed by activity and by geographical origin:

                                                                                      Years ended December 31
                                                                                      -----------------------
                                                                                              2000             1999
                                                                        2001               Restated          Restated
                                                                        ----               --------          --------
                                                                                              (GBP million)
Sales

By activity
Ongoing Operations  ................................                  1,012.5              835.4               718.8
Operations contributed to the joint venture  .......                     35.3              138.6               140.0
                                                                      -------            -------             -------
Continuing Operations  .............................                  1,047.8              974.0               858.8
Discontinued operations  ...........................                     33.9              160.7               261.1
                                                                      -------            -------             -------
Group turnover  ....................................                  1,081.7            1,134.7             1,119.9
                                                                      =======            =======             =======

Group sales by geographical origin
United Kingdom  ....................................                    178.6              164.1               151.3
Continental Europe  ................................                    212.0              170.3               170.3
United States  .....................................                    685.4              556.2               467.2
Other America  .....................................                     31.8               26.9                22.3
Africa, Asia and Australasia  ......................                    136.5              126.8               114.7
                                                                      -------            -------             -------
                                                                      1,244.3            1,044.3               925.8
Operations contributed to the joint venture  .......                     35.3              138.6               140.0
                                                                      -------            -------             -------
Continuing operations  .............................                  1,279.6            1,182.9             1,065.8
Discontinued operations  ...........................                     33.9              160.7               261.1
                                                                      -------            -------             -------
                                                                      1,313.5            1,343.6             1,326.9
Less intragroup sales  .............................                   (231.8)            (208.9)             (207.0)
                                                                      -------            -------             -------
                                                                      1,081.7            1,134.7             1,119.9
                                                                      =======            =======             =======

                                                                               Years ended December 31
                                                                               -----------------------
Operating Profit                                                                        Restated            Restated
                                                                        2001                2000                1999
                                                                        ----                ----                ----
                                                                                           (GBP million)

By activity
Ongoing Operations  ................................                    151.7              136.2                83.2
Operations contributed to the joint venture  .......                      1.8                7.6                 5.0
                                                                        -----              -----               -----
Continuing operations  .............................                    153.5              143.8                88.2
Discontinued operations  ...........................                      0.5               18.9                27.8
                                                                        -----              -----               -----
                                                                        154.0              162.7               116.0
                                                                        =====              =====               =====

By geographical origin
United Kingdom  ....................................                     20.8               23.6                18.7
Continental Europe  ................................                     16.1               13.0                 9.6
United States  .....................................                    114.4               85.7                67.4
Other America  .....................................                      1.0                3.4                 4.2
Africa, Asia and Australasia  ......................                     18.7               18.2                15.2
Exceptional items  .................................                    (19.3)             (7.7)              (31.9)
                                                                        -----              -----               -----
Ongoing operations  ................................                    151.7              136.2                83.2
Operations contributed to the joint venture  .......                      3.6               16.2                15.1
Exceptional items  .................................                     (1.8)             (8.6)               (10.1)
                                                                        -----              -----               -----

Continuing operations  .............................                    153.5              143.8                88.2
Discontinued operations  ...........................                      0.5               18.9                37.5
Exceptional items  .................................                        -                  -                (9.7)
                                                                        -----              -----               -----
                                                                        154.0              162.7               116.0
                                                                        =====              =====               =====

Ongoing Operations - Overview

     In 2001, Ongoing Operations contributed 97% of sales and 99% of operating profits from continuing operations. The product categories within Ongoing Operations are orthopaedics, endoscopy, advanced wound management and rehabilitation. Revenues for the last three fiscal years were:

       Years ended December 31                                                            Years ended December 31
       -----------------------                                                            -----------------------
     2001          2000           1999                                                  2001          2000          1999
     ----          ----           ----                                                  ----          ----          ----
                 (Percent)                                                                         (GBP million)
      39             39            38     Orthopaedics  ...........................    398.8         329.3         276.4
      25             26            27     Endoscopy  ..............................    252.8         216.4         192.8
      28             27            26     Advanced wound management  ..............    285.6         221.5         185.8
       8              8             9     Rehabilitation  ..........................    75.3          68.2          63.8
     ---            ---           ---                                                -------         -----         -----
     100            100           100                                                1,012.5         835.4         718.8
     ===            ===           ===                                                =======         =====         =====

Ongoing Operations - Orthopaedics

Overview
     Orthopaedic products comprise reconstructive implants, trauma products and clinical therapies. Reconstructive implants include hip, knee and shoulder joints as well as accessory products such as bone cement and mixing systems used in cemented joint replacement surgery. Trauma products consist of internal and external fixation devices, used in the stabilization of severe fractures. Clinical therapies consist of products applied in an orthopaedic office/clinic setting and currently include bone growth stimulators and a joint fluid therapy product. The orthopaedics business is managed worldwide from Memphis, Tennessee, where the Group has its main manufacturing facility. Orthopaedic implants and trauma products are also manufactured at a facility in Tuttlingen, Germany.

     The Group's knee replacement business is built on two major knee systems:
GENESIS II designed to facilitate the accuracy and efficiency of the operating procedure and provide improved long-term clinical results; and PROFIX, a knee replacement system featuring simple instruments and surgical technique. The Group has also recently launched knee implant components made from oxidised zirconium which management believes have improved wear properties which will be of significant benefit to younger, more active patients. Within the total hip product line, SPECTRON cemented hip system and the REFLECTION acetabular cup system have documented outstanding long term clinical performance. More recently, the success of SYNERGY, a tapered titanium stem system, and ECHELON, a revision stem system, have established Smith & Nephew as a strong player in this product segment.

     Products such as the RUSSELL-TAYLOR, IMHS and TRIGEN intramedullary nail systems and the AMBI and CLASSIC compression hip screws provide trauma surgeons with a comprehensive management system for a wide variety of fractures. The ILIZAROV and the TAYLOR SPATIAL FRAME external fixator systems provide limb strengthening and deformity correction.

     The EXOGEN ultrasonic bone healing stimulator and SUPARTZ hyaluronic acid joint injections are the main products in the clinical therapies sector.

     To compete effectively in the growing global orthopaedic market, management believes that it is important to have a skilled sales force that can build strong relationships with surgeons, and to have a leading edge product range. Smith & Nephew has thus expanded its sales force by 23% in 2001, attracting skilled orthopaedic sales people with deeper understanding of their markets.

Strategy
     Smith & Nephew's strategy is for future growth through product development in its existing core business and expansion into the fast-growing market for less invasive therapies. Management believes that the orthopaedic market will continue to grow for the foreseeable future. This is largely attributable to the increase in the "over age 65" population and the increasing need for total joint replacement products and other orthopaedic therapies in younger more active patients.

     Smith & Nephew also intends to further penetrate the joint reconstruction market by leveraging its portfolio of products and services, and by introducing less invasive and alternative therapies, products and technologies. Management is working to accelerate the Group's growth in the trauma market and reconstructive markets by making effective use of radical new products such as its Image Guided Surgery applications. The Group is also contributing to patient education and empowerment through its websites.

New Products
     The TRIGEN intramedullary nail system was launched in 2000; and in 2001 the TRIGEN TAN, or Trochanteric Antegrade Nail was released. Management believes that the TAN design introduces surgeons to the concept of using a trochanteric entry portal for all femoral nailing. This is in keeping with the less invasive nature of the TRIGEN system.

     New products expected to be launched during 2002 include additional offerings in the OXINIUM (oxidised zirconium) technology platform. Two new total knee components, PROFIX textured and GENESIS II Prosterior Stabilized (P/S), will expand the range of implants that surgeons can select with the low wear Oxinium material. The ACCURIS instrumentation for minimally invasive unicompartmental knee surgery is scheduled to be introduced in 2002, taking advantage of the strong interest in the market for this type of procedure.

     XLPE (Cross linked polyethylene) liners for hip implant bearings were launched in 2001, which will provide reduced wear characteristics in knee implants.

     JAX, a new platform product for use in synthetic bone grafting was introduced in 2002. JAX is a calcium sulfate material with a unique shape that management believes represents an improved material for the filling of voids in bone, and has the potential to be a carrier in the future for osteoinductive materials. ORTHOGUARD anti-microbial pin sleeves are designed to address pin tract infection, which management believes is a significant complication in the field of external fixation. This product is currently pending regulatory approval and is expected to be introduced in the second half of 2002.

Regulatory Approvals
     In January 2001, the FDA issued a Pre-Market Approval ("PMA") for SUPARTZ hyaluronic acid injections. SUPARTZ is a lubricant which is injected into knee joints to relieve the pain caused by osteoarthritis and will allow Smith & Nephew to participate in the fast growing joint lubricant market. As of January 2002, SUPARTZ was incorporated in an officially recognized reimbursement "J" code in the US, which will further help to increase acceptance of this product by payers.

     The most advanced version of the Exogen unit, the EXOGEN 2000+ has received approval via PMA supplement and will replace the EXOGEN 2000 in the market. Further, the EXOGEN 3000, a more compact unit programed with a fixed number of treatments, has also been approved. This device will specifically target the "fracture at risk" category.

Competition
     Management estimates that the worldwide orthopaedic market grew by 10% in 2001 and is currently worth more than GBP5.2 billion per annum. Management believes that Smith & Nephew holds an 8% share of this market. Market share gains were achieved in both the hip, knee and trauma categories in 2001 due to a comprehensive product portfolio and more than 23% increase in the sales force.

     There are a number of competitors in the orthopaedics business, principally Stryker/Howmedica, DePuy/Johnson & Johnson, Zimmer, Biomet, Synthes-Stratec and Sulzer Medica.

Ongoing Operations - Endoscopy

Overview
     Smith & Nephew's endoscopy business is headquartered in Andover, Massachusetts and develops minimally invasive surgical techniques and related products, educational programs and value-added services for surgeons to treat and repair soft tissue, articulating joints and vascular structures. Endoscopic surgery provides the surgeon with access to operative sites using special instrumentation and devices inserted through small portals in the skin. Cameras, scopes and light sources make it possible to display an image on a screen of what is happening inside the body to the surgeon. Then, depending on the objective of the procedure, the surgeon may resect, repair or replace tissue and/or bone.

     Manufacturing is undertaken in Andover and Mansfield, Massachusetts and Oklahoma City, Oklahoma. The Group's leading products include the range of DYONICS powered shaver systems, designed to provide control and cutting efficiency while resecting soft tissue and bone across a broad range of arthroscopic techniques. Visualization products include endoscopes, digital zoom cameras, light sources, digital image capture systems and medical grade monitors. In addition, the Group provides an extensive range of products including bio-absorbable anchors, meniscal repair devices and hand instrumentation guides for use in repairing tendons and cartilage.

Strategy
     The strategic intent of the endoscopy business is to be the choice of endoscopic surgeons worldwide for surgical techniques that reduce trauma and pain to the patient, reduce cost to the healthcare system and provide better outcomes for surgeons.

     To sustain growth and maintain its market position, the endoscopy business is trying to increase the value and number of its customer relationship benefit programs. The Group is also enhancing its reputation for surgeon-focused innovation with its InVentures BioSkills Lab. This is accelerating the progress of knee and shoulder surgery by enabling surgeons to visit the Group and develop new technique concepts in its state-of-the-art facility. The Group may then commercialize the technique and the necessary instrumentation.

     In March 2002, Smith & Nephew expanded its endoscopy business by acquiring ORATEC Interventions, Inc., a medical device innovator in the use of radio frequency thermal energy to treat joint and spine disorders through the cutting, removal, ablation or modification of damaged or stretched tissue. Management believes that this will establish the Group as a leader in radio frequency technology for minimally invasive surgery and provide other endoscopic opportunities. Management believes that the arthroscopic radio frequency market is globally worth $120 million and growing at 15% annually

New Products
     In 2001, Smith & Nephew introduced the FAST-FIX meniscal knee repair system that management believes allows the surgeon to easily repair difficult to reach meniscal tears. The Group also introduced BIO RCI with HA which is a bioabsorbable screw containing hydroxyapatite (a material used to improve the quality of skeletal repairs), for use primarily in anterior cruciate ligament repair procedures.

     In 2001, Smith & Nephew introduced the DYONICS Vision 325Z DV camera and the 635 digital image management system. The 325Z DV camera is a 3-chip camera that provides surgeons with the ability to directly download images to their personal computers or a network. The 635 system provides surgeons with easy acquisition, review and export of digital video images that are typically used in patients reports of an endoscopic procedure.

Competition
     Management estimates that the global endoscopy market is worth GBP3.5 billion a year and is growing at 6% annually, driven by increasing numbers of sports injuries, longer and more extensive lifestyles, a desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 30% share in the arthroscopy sector and a strong position in endoscopic visualization.

     Smith & Nephew's main competitors in arthroscopic devices are Linvatec, a subsidiary of Conmed, Arthrex, Johnson & Johnson/Mitek and Stryker.

Ongoing Operations - Advanced Wound Management

Overview
     Smith & Nephew's advanced wound management business is headquartered in Hull, England. It supplies a range of products and clinical support services for the treatment of chronic and acute skin wounds. It offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted particularly at wounds connected with the elderly.

     Advanced wound management products are manufactured principally at the Hull, England and at the Largo, Florida facilities and by certain third party manufacturers.

     Smith & Nephew has a joint arrangement with Advanced Tissue Sciences, Inc. ("ATS") to apply ATS's human tissue technology to the treatment of all skin wounds. The arrangement has commercialised two products: DERMAGRAFT, a human dermal replacement designed as a treatment for diabetic foot ulcers; and TRANSCYTE, a temporary wound covering for the treatment of burns.

     The Group has continued to build its sales and marketing infrastructure in the world's major markets with increased investment in sales teams, particularly in Germany, Japan and France in 2001, and behind global brand development. These initiatives have led to increased levels of demand on the Group's manufacturing and global supply chain, which are being addressed with increased investment in the facilities in Hull, England and Largo, Florida.

Strategy
     The Group's strategy for future wound management products and sales growth focuses on three treatment areas: wound assessment, wound bed preparation and active healing. Smith & Nephew's joint venture with Beiersdorf AG, BSN Medical, acquired the Group's traditional woundcare business effective April 1, 2001, allowing the advanced wound management business to focus its attention on higher added value advanced woundcare products.

     The Group has continued to build its sales and marketing infrastructure in the world's major markets, both through the investment in the Group's existing network and through the additional sales teams the Group has gained through its acquired businesses. The integration of the acquired sales forces has increased the Group's capability throughout the world, particularly in the key markets of the United States and Germany.

     Smith & Nephew has been raising the operational efficiency of its manufacturing and global supply chain. Without disruption to sales or customer service in key markets, the manufacturing rationalization program, which was started in 1999, has relocated low volume production from Australia and Canada to the Group's facilities in Hull, England, where management believes higher volumes have improved production economics.

New Products
     Management believes that the future lies in advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing time and aftercare in the home. Research and development has been reorganized and expenditure is over 5% of sales.

     In April 2001, the Group acquired the advanced woundcare business of Beiersdorf AG, of which the principal brand is CUTINOVA. This acquisition considerably strengthened the Group's business in Germany.

     In May 2001, the Group acquired the ACTICOAT business from Westaim of Canada. ACTICOAT is an antimicrobial barrier dressing incorporating nanocrystalline silver used in the treatment of burns or wounds. Silver reduces the risk of colonization and acts to kill micro-organisms that can cause infection and prevent or retard healing. On acquisition, the coverage of the product was limited to the United States and Canada. The Group is now part way through a strategy of utilizing its existing network to launch the product into all of its major markets.

     In January 2000, the Group acquired the COLLAGENASE business from Knoll, which trades under the IRUXOL and SANTYL brands. COLLAGENASE is an enzyme that helps clean decaying matter from hard-to-heal wounds and improves the healing process. This acquisition has brought a significant increase in the size of the sales forces in the key markets of the United States and Germany, and in management's opinion establishes the Group in a leading position in the expanding active healing sector. In 2001, the Group integrated the COLLAGENASE range in Italy and Spain.

     In 2001, the Group also launched an improved ALLEVYN adhesive hydrocellular dressing.

Regulatory Approvals
     DERMAGRAFT has been launched in a number of markets including the United Kingdom and Canada. In October 2001, the FDA approved the application for a PMA for DERMAGRAFT to be sold in the United States.

Competition
     Management estimates that the value of sales of the advanced wound management market worldwide is GBP1.3 billion a year and is growing at 13% annually. Management believe that Smith & Nephew has a 21% market share after the acquisition of Beiersdorf AG's advanced woundcare business and ACTICOAT. Growth is driven by an aging population and by a steady trade up to higher technology, higher margin products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that, with 75% of all wounds still treated with conventional dressings, there is a strong growth potential for advanced products.

     Worldwide competitors in advanced wound management include Johnson & Johnson, the Convatec division of Bristol-Myers Squibb, 3M and KCI.

Ongoing Operations - Rehabilitation

Overview
     Smith & Nephew's rehabilitation business was headquartered in Germantown, Wisconsin. The rehabilitation business manufactured and marketed a wide range of devices and services to physiotherapists and occupational therapists to help patients recover from surgery or from a stroke. Products included rehabilitation therapy and thermoplastic splinting products, the KINETEC range of continuous passive motion machines and a complementary range of self-help products that were distributed globally with significant penetration in the United Kingdom under the HOMECRAFT brand.

Strategy
     At the end of 2001, management decided that the rehabilitation business could not be grown at the pace and to the size required by the Group. The rehabilitation industry was also starting to consolidate, with a number of approaches being received expressing an interest in the business. Thus, in March 2002, Smith & Nephew disposed of its rehabilitation business to AbilityOne, a leading supplier in the US of rehabilitation products to hospitals, nursing homes and clinics, doing business as SammonsPreston. Management believes that the combined business will become a market leader in these sectors in the US and have strong positions in the UK and France. It will be headquarted in Bolingbrook, Illinois, with principal operations in Bolingbrook, Germantown, Wisconsin, Kirkby, UK and Tournes, France. Smith & Nephew has a 21.5% equity interest in the combined company.

Operations contributed to the joint venture

     Operations contributed to the joint venture consist of the casting and bandaging and traditional woundcare businesses up until they were contributed to the joint venture with Beiersdorf AG on April 1, 2001. Beiersdorf AG contributed its casting and bandaging business and a complementary compression hoisery business. The joint venture is called BSN Medical. This is owned 50% by each parent company and is independently managed. BSN Medical is headquartered in Germany and has manufacturing facilities in the United States, the United Kingdom, Germany, France, the Republic of Ireland, South Africa, Mexico and Pakistan. BSN Medical is accounted for by Smith & Nephew under the gross equity method with effect from April 1, 2001. In certain markets, Smith & Nephew's sales force sells BSN Medical's products on an agency basis in return for a commission.

Discontinued Operations

     Discontinued operations in 2001 comprise five months of results of the ear, nose and throat business disposed of in June 2001. The ear, nose and throat business headquartered in Bartlett, Tennessee comprised a wide range of products for sinus surgery as well as products focused on surgical procedures of the head and neck.

     Discontinued operations in 2000 comprise six months of results of the consumer healthcare business disposed of in June 2000 and a full year of ear, nose and throat results. The consumer healthcare business was aimed at the personal care market and owned a portfolio of leading brand names. Consumer healthcare products were marketed and sold by the Group, principally in the United Kingdom, but also in the Republic of Ireland, Canada, South Africa, Australasia and parts of Asia.

     Discontinued operations in 1999 comprised six months of results relating to the bracing business disposed of in July 1999 and a full year of consumer healthcare and ear, nose and throat results. Bracing, based in Vista, California, comprised a range of custom and off-the-shelf rigid knee and ankle braces and a soft goods support product line which were marketed mainly to physicians offices.

Joint Ventures, Joint Arrangements and Other Interests

     Associated undertakings are those in which the Group has 50% or less of the voting rights and exercises significant influence.

     As mentioned above, the Group formed a joint venture with Beiersdorf AG (called BSN Medical) to combine both their businesses in casting, bandaging and traditional woundcare. Smith & Nephew own 50% of this joint venture, which became operational on April 1, 2001. In connection therewith, the Group contributed its associated undertaking in Venezuela called Eurociencia CA (that acted as a licensee/manufacturer and distributor for Smith & Nephew products in the local market) to BSN Medical.

     The Group has had an interest in two joint arrangements with ATS, relating to products for the treatment of diabetic foot ulcers (DERMAGRAFT) since 1996, and cartilage replacement (NEOCYTE) since 1994. In January 1998, the Group expanded the Dermagraft arrangement to include venous ulcers, pressure ulcers, burns and other skin wounds. As consideration for entering into the original Dermagraft arrangement in 1996, the Group paid a $10 million up front fee and, on extension, the Group made a $20 million equity investment in ATS stock in 1998 and an additional fee payment of $15 million in January 1999. In June 1999, a loan of $10 million was converted into ATS stock at the prevailing market price. In September 2000, the outstanding principal and interest on a loan of $5.7 million from the Group to finance investment in NEOCYTE was converted into ATS stock at the prevailing market price.

     Under the DERMAGRAFT arrangements in place at December 31, 2001, amounts of up to $131 million could become payable in the future, subject to achievement of certain milestones related to regulatory and reimbursement approvals and sales levels providing profits exceed certain minimum levels.

Raw Materials

     Raw material purchases comprise principally optical and electronic sub-components, elastomeric products and metal forgings and stampings in respect of the ongoing businesses. Finished goods for resale purchased are primarily COLLAGENASE in the advanced wound management business and cameras, monitors and electrical devices in the endoscopy business.

Seasonality

     Smith & Nephew's sales are generally at their highest in quarter four of any year and at their lowest in quarter three. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European winters which increases sales of orthopaedic and endoscopy products and by the deferral of elective surgery during the peak summer holiday periods in North America and Europe.

Marketing Channels

     Smith & Nephew's customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the United Kingdom, much of Continental Europe, Australia, Canada and South Africa, these are largely governmental organizations funded by tax revenues. In the United States, the Group's major customers are public and private hospitals, many of which have combined to form large purchasing groups and receive revenue from private health insurance or governmental reimbursement programs. In the United States, Medicare is a major source of reimbursement for knee and hip procedures and for wound healing treatment regimes.

     Competition exists among healthcare providers to gain patients on the basis of quality, service and price. In many countries, and particularly in the United States, providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group's customer base, as well as among the Group's competitors, and these trends are expected to continue long term. Smith & Nephew competes against both specialized and multinational corporations, including those with greater financial, marketing and other resources.

     The Group's customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customer worldwide is the National Health Service in the United Kingdom. Sales to this customer in 2001 represented approximately 4% of the Group's worldwide total sales.

Regulatory Controls

     The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

     National regulatory authorities administer and enforce a complex series of laws and regulations that govern the testing, approval, manufacturing, labeling, marketing and sale of healthcare and pharmaceutical products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorized or registered prior to manufacture, marketing or sale and that such authorization or registration be subsequently maintained.

     The trend in recent years has been towards greater regulation and higher standards of technical appraisal, which generally entail lengthy inspections for compliance with appropriate standards, including environmental laws and regulations such as good manufacturing practices. Smith & Nephew believes that these recent changes will not have a material adverse effect on the Group's financial condition and the results of operations. All significant facilities within the Group are subject to regular internal audit for compliance with national and Group standards and policies.

     Additional information regarding the impact of environmental and other regulatory laws is included under the appropriate sections in "Ongoing Operations" above and "Environmental Factors" below.

Environmental Factors

     The Group's manufacturing operations are subject to various environmental laws and regulations. Smith & Nephew believes that the Group's operations currently comply in all material respects with applicable environmental laws and regulations. Although the Group continues to make capital expenditures for environmental compliance, it does not anticipate any significant expenditures as a result of such laws and regulations that would have a material adverse impact upon the Group's financial condition.

     The Group has an established environmental policy and operating committee reporting to a member of the Group's Executive Committee. The Group is committed to the protection of the environment wherever possible by using renewable resources and developing manufacturing processes and products to reduce any adverse effects on the environment.

Product Liability

     The Group monitors the safety of its products from initial product development through to product use or application. In addition, the Group analyzes on a worldwide basis reports of adverse reactions and complaints relating to its products.

     Product liability is a commercial risk for the industry of which the Group is a part, particularly in the United States where there are increasing numbers of claims involving medical devices. Smith & Nephew has implemented systems it believes are appropriate in respect of loss control techniques. These include reporting mechanisms to ensure early notification of complaints, a legal department which manages product liability claims and lawsuits and a committee, chaired by and containing clinicians independent of the Group, that advises on the safety of raw materials and products, and clinical standards and ethics.

     To date, there have been no material instances of loss to the Group arising from product liability claims, nor has the development of "strict liability" within the European Community resulted in the Group receiving increased notifications of adverse incidents or claims. There are currently no individual product liability claims that are expected to have a material adverse effect on the Group's financial position. The Group believes that its product liability exposure is adequately covered by insurance.

     There can be no assurance that consumers, particularly in the United States, will not bring product liability or related claims that would have a material adverse effect on the Group's financial position in the future or that the Group will continue to resolve such claims within insurance limits as in the past in view of changing legal doctrines and attitudes regarding such matters.

                           ORGANIZATIONAL STRUCTURE

Overview

     The Group has a structure under which global business units have responsibility for strategy, R&D, manufacturing, marketing, sales and financial performance in the ten markets of the United States, Canada, the United Kingdom, Germany, Japan, Italy, France, Australia, New Zealand and Ireland. With short and clear lines of communication, the structure makes each business responsive to its marketplace and able to grow. The remaining 21 markets in which the Group has selling companies are in Continental Europe, Asia and Australasia, South Africa and Latin America and are co-ordinated by a central team in London, England that reports to the Group Director for Indirect Markets.

     A head office team in London, England supports the global business units, primarily in the areas of business development, company secretarial, finance, human resources, investor relations and legal. A central research center in York, England is charged with the development of enabling technologies in both materials science and biology, particularly cell biology.

Principal Subsidiary Undertakings

     The Group's principal operating subsidiary undertakings are as follows:

Company Name                                      Activity             Country of operation and      % owned
                                                                       incorporation
United Kingdom:
Smith & Nephew Healthcare Limited                 Medical Devices      United Kingdom                100%
Smith & Nephew Homecraft Limited                  Medical Devices      United Kingdom                100%
Smith & Nephew Medical Limited                    Medical Devices      United Kingdom                100%
T J Smith & Nephew Limited                        Medical Devices      United Kingdom                100%

Continental Europe:
Smith & Nephew GmbH                               Medical Devices      Austria                       100%
Smith & Nephew SA-NV                              Medical Devices      Belgium                       100%
Smith & Nephew A/S                                Medical Devices      Denmark                       100%
Smith & Nephew OY                                 Medical Devices      Finland                       100%
Smith & Nephew SA                                 Medical Devices      France                        100%
Smith & Nephew GmbH                               Medical Devices      Germany                       100%
Smith & Nephew Limited                            Medical Devices      Ireland                       100%
Smith & Nephew Srl                                Medical Devices      Italy                         100%
Smith & Nephew BV                                 Medical Devices      Netherlands                   100%
Smith & Nephew A/S                                Medical Devices      Norway                        100%
Smith & Nephew Lda                                Medical Devices      Portugal                      100%
Smith & Nephew SA                                 Medical Devices      Spain                         100%
Smith & Nephew AB                                 Medical Devices      Sweden                        100%
Smith & Nephew AG                                 Medical Devices      Switzerland                   100%

America:
Smith & Nephew Inc                                Medical Devices      Canada                        100%
Smith & Nephew SA de CV                           Medical Devices      Mexico                        100%
Smith & Nephew Inc                                Medical Devices      Puerto Rico                   100%
Smith & Nephew Inc                                Medical Devices      United States                 100%

Africa, Asia and Australasia:
Smith & Nephew Pty Limited                        Medical Devices      Australia                     100%
Smith & Nephew Limited                            Medical Devices      Hong Kong                     100%
Smith & Nephew Healthcare Limited                 Medical Devices      India                         100%
Smith & Nephew KK                                 Medical Devices      Japan                         100%
Smith & Nephew Limited                            Medical Devices      Korea                         100%
Smith & Nephew Healthcare Sdn Berhad              Medical Devices      Malaysia                      100%
Smith & Nephew Limited                            Medical Devices      New Zealand                   100%
Smith & Nephew Pte Limited                        Medical Devices      Singapore                     100%
Smith & Nephew Limited                            Medical Devices      South Africa                  100%
Smith & Nephew Limited                            Medical Devices      Thailand                      100%
Smith & Nephew FZE                                Medical Devices      United Arab Emirates          100%

                        PROPERTY, PLANTS AND EQUIPMENT

     The Group's principal ongoing manufacturing facilities located in Memphis, Tennessee, Andover, Massachusetts and Hull, England along with the Germantown, Wisconsin site (which was divested in March 2002 as part of the disposal of the rehabilitation business) are held in fee simple and those in Mansfield, Massachusetts and Oklahoma City, Oklahoma are held under leasehold. The Group also has other fee simple and leasehold interests in real estate in many countries throughout the world, but none of these is individually significant to the Group as a whole.

     Smith & Nephew believes its facilities are suitable and adequate for present uses. The manufacturing facility in Mansfield was expanded in 2001 and capacity expansion will be made at Memphis during 2002. During 2002 the endoscopy business will relocate its head office staff to new leased facilities in Andover, Massachusetts, thus creating space in its existing facility to consolidate its R&D function and to bring distribution on site.

     The Group considers its existing facilities, combined with planned expansion of these facilities, to be adequate to meet anticipated demand for its products. Where required, the appropriate governmental authorities have approved the existing facilities.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                               OPERATING RESULTS

Accounting Principles

     The following discussion and analysis is based upon, and should be read in conjunction with, the consolidated financial statements of Smith & Nephew included elsewhere in this Annual Report. The Group's Financial Statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Reconciliations reflecting the effect of the significant differences between UK GAAP and US GAAP are set forth in Note 32 of the Notes to the Financial Statements.

New Accounting Policies

     In order to bring the accounting policies of the Group closer in line with those of its international peers, the Group has adopted Financial Reporting Standard 19 (FRS 19) for deferred taxation in 2001. This involves providing fully, rather than partially, for timing differences between tax and accounting recognitions. It has involved restating fiscal 1999 and 2000's results. In 2000, this involved increasing operating profit by GBP0.6 million and ordinary tax by GBP1.5 million to 31% of operating profit, restating the net profit on disposals, creating additional deferred tax liabilities and reducing acquisition goodwill. The restatement to fiscal 2000's reserves was a reduction of GBP61.6 million. In 1999, this involved increasing operating profit by GBP0.2 million and ordinary tax by GBP7.4 million to GBP58.7 million, reducing exceptional tax by GBP6.1 million, creating additional deferred tax liabilities and reducing acquisition goodwill. The restatement to fiscal 1999's opening reserves was a reduction of GBP58.0 million. Hereafter in this review all comparisons are made on the restated basis.

     The Group also discloses the additional information required under Financial Reporting Standard 17 (FRS 17) regarding defined benefit pension plans; this is to be found in "Item 18 - Financial Statements" in Note 26 to the Financial Statements. The significant difference to existing practice is that pension liabilities are discounted at risk free interest rates as against long run investment return rates.

Critical Accounting Policies

     The following policies are considered to be critical to the reporting of the Group's results:

Consolidation
     The consolidated financial statements include the financial statements of Smith & Nephew plc (the "Company") and the financial statements of all the subsidiary and associated undertakings during the year ended December 31, 2001 for the period which they were members of the Group. In these financial statements, "Group" means the Company and all its subsidiaries. All material intercompany transactions are eliminated.

     Joint arrangements are included in the consolidated financial statements in proportion to the Group's interest in their results, assets and liabilities. Joint ventures are included in the consolidated financial statements under the gross equity method.

Turnover
     Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes.

Foreign currencies
     Balance sheet items of overseas companies and foreign currency borrowings are translated into sterling at year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiaries and associated undertakings are translated at the average rates for the year.

     Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges. Changes in the fair value of these forward contracts are recognized in the income statement on the ultimate sale of the item purchased.

     The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge intragroup equity investments; and the differences arising between the translation of profits at average and closing rates of exchange. All other exchange differences are dealt with through the income statement.

Intangible fixed assets
     Goodwill, representing the excess of purchase consideration over fair value of net assets acquired prior to December 31, 1997, was written off direct to reserves in the year of acquisition. Goodwill acquired since January 1, 1998 is capitalized and written off over a period not exceeding 20 years, except for goodwill arising on the formation of the BSN Medical joint venture, which is not amortized but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act to amortize goodwill, is adopted in order to show a true and fair view. Goodwill previously written off to reserves is included in the calculation of gains and losses on disposals.

     Purchased patents, know-how, trade markets, licenses and distribution rights are capitalized and amortized over a period not exceeding 20 years.

Inflation

     The Group operates internationally and in many different economic climates, but, in general, inflation has not had a material effect on the Group's results. The Group does not have material subsidiaries in any economies subject to hyperinflation.

Foreign Currencies

     The Group protects its shareholders' funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps. At December 31, 2001, the Group had gross borrowings of GBP273.5 million, mainly in foreign currency, and cash and bank balances of GBP30.0 million. Currency swaps amounted to GBP497.7 million payable, of which 73% were to redenominate internal borrowings into US dollars. Currency swaps of GBP483.0 million receivable have been netted off against the currency swaps payable and the net balance of GBP14.7 million is included in the financial statements as GBP18.3 million in gross borrowings and GBP3.6 million in the cash and bank balance. Translation movements on the Group's unmatched foreign currency net assets decreased shareholders' funds by GBP8.8 million in 2001.

European Economic and Monetary Union (EMU)

     The Group trades in or with every European country that has adopted the euro. At present 12 of the 15 European Union member states ("Member States") have adopted the euro. From January 1, 2002, the domestic currencies of the Member States were replaced by the euro at exchange rates which had been fixed at January 1, 1999.

Fiscal 2001 Compared With Fiscal 2000

     Group sales during fiscal 2001 amounted to GBP1,081.7 million, a decline of 5% when compared to fiscal 2000. However, after excluding sales of operations contributed to the joint venture and of discontinued operations sales growth of ongoing operations was 21%. Of this, 13% was underlying sales growth, 6% from businesses acquired in 2001 and 2000 and 2% from currency translation. Selling price increases accounted for approximately 1% of underlying sales growth.

     The amounts set forth below in respect of sales by geographical origin, in aggregate, include GBP231.8 million in 2001 and GBP208.9 million in 2000 in respect of intragroup sales.

     Operating profit before exceptional items of the ongoing operations was GBP171.0 million in 2001, a 19% increase on 2000, with operating margin declining from 17.2% in 2000 to 16.9%. Efficiency improvements were in excess of 1% of sales but were offset by divestment dissynergies and adverse transactional currency.

     Group share of joint venture sales was GBP123.6 million and operating profit before exceptional items was GBP12.8 million. The Group's share of rationalization costs of BSN Medical was GBP5.0 million. The rationalization program is on plan and the product divestments required by the European Competition Commission are almost complete.

     Profit before taxation and exceptional items amounted to GBP170.5 million, GBP1.5 million lower than 2000, because of the loss of profits from the disposal of the consumer business in 2000, the full year effect of financing the payment of the special dividend and divestment dissynergies.

     The principal exceptional item in 2001 was a GBP49.2 million net gain on the disposal of the ear, nose and throat business. Operating exceptional items within ongoing operations of GBP19.3 million comprise GBP2.9 million on the manufacturing rationalization program, GBP7.5 million on the rationalization consequent on the contribution of businesses to BSN Medical and GBP8.9 million on integration in connection with the advanced woundcare business acquired from Beiersdorf AG. Operating exceptional items within operations contributed to the joint venture of GBP1.8 million represent manufacturing rationalization costs of operations subsequently contributed to BSN Medical.

     Profit before taxation was GBP193.6 million, compared with a GBP265.2 million in 2000 which included a gain on the disposal of the consumer healthcare business of GBP109.5 million.

     The underlying tax charge of GBP52.3 million represents 31% of profit before exceptional items, the same percentage as in fiscal 2000. The tax charge on net exceptional items was GBP11.7 million.

     Earnings per share before exceptional items were 12.83p an increase on 2000 of 11%. Adjusting for the loss of profits caused by the disposal of the consumer healthcare business in 2000 and the ear, nose and throat business and the formation of BSN Medical joint venture in 2001, earnings per share before exceptional items rose 15% over 2000.

     Management are not aware of any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group's operations or investments by shareholders.

United Kingdom

Sales
     Sales in and from the United Kingdom from ongoing operations increased by GBP14.5 million (9%) from GBP164.1 million in 2000 to GBP178.6 million in 2001.

     Orthopaedics products sales grew 34% which reflected a sustained growth from trauma products and the impact of new hip joint products. Endoscopy products growth was 34% with a good performance across the product range, particularly in repair and resection. Advanced wound management products grew 8% due primarily to sales growth in hydrocellular dressing products.

     Exports to Group companies in 2001 were 15% up on 2000 due to the transfer of manufacturing from overseas to the United Kingdom as a result of the Group's rationalization program. Export sales to third parties decreased 14% on 2000 principally due to the closure of the rehabilitation manufacturing facility.

Operating profit
     Profit from ongoing operations before exceptional items decreased by GBP2.8 million (12%) from GBP23.6 million in 2000 to GBP20.8 million in 2001. This was as a result of dissynergies arising from the contribution of the casting and bandaging and traditional woundcare businesses to the joint venture. The exceptional items charged in 2001 and 2000 were GBP11.7 million and GBP3.5 million, respectively.

Continental Europe

Sales
     Sales in and from Continental Europe from ongoing operations increased by GBP41.7 million (24%) from GBP170.3 million in 2000 to GBP212.0 million in 2001. After adjusting for acquisitions and the effect of currency translation into sterling, sales in the market grew by 12%.

     Orthopaedics products grew 10% led by a strong performance by GENESIS II knee implants in Germany and PROFIX knee implants in France and Italy. Growth in the endoscopy range was 13% with a good performance from shavers and blades and knee repair products. Advanced wound management products grew by an underlying 17% driven by growth in hydrocellular dressings, COLLAGENASE (acquired in 2000) added a further 25% as it was launched in both Italy and Spain and the advanced woundcare business acquired in April 2001 added a further 43%. Rehabilitation sales were broadly flat.

     On a country basis, sales in Spain, France, the Netherlands and Scandinavia achieved double-digit growth due to gains in market share.

Operating profit
     Operating profit in Continental Europe from ongoing operations before exceptional items increased by GBP3.1 million (24%) from GBP13.0 million in 2001 to GBP16.1 million in 2001. This increase of 24% was in line with the sales growth in the segment. Exceptional costs of GBP5.1 million and GBP1.3 million were incurred in 2001 and 2000, respectively.

America
     "Other America" comprises Canada, Mexico, Central and South America. Together "United States" and "Other America" comprise the America segment.

Sales
     Sales in and from America from ongoing operations increased by GBP134.1 million (23%) from GBP583.1 million in 2000 to GBP717.2 million in 2001 in the segment. After adjusting for the effects of currency translation into sterling and acquisitions, sales in the region increased by 13%.

     Sales of orthopaedic products grew 22%, primarily as a result of the performance of the new hip joint replacement products introduced in 2000 combined with sustained growth in both existing and new knee implants. The TRIGEN nailing system represented 5% of the overall sales growth and the new oxidized zirconium knee contributed 4% of the growth.

     Sales of endoscopy products grew 7% with shavers and blades sustaining growth and joint repair products increasing sales by 11% due to the introduction of new products and market share gains. The Orthopaedic Biosystems business acquired in 2000 contributed GBP6 million during 2001.

     Underlying sales growth of advanced wound management products was 9%. The acquisition of the advanced woundcare business from Beiersdorf AG in April 2001 contributed a further 4% of sales growth and the ACTICOAT dressing for burns, acquired in May 2001, contributed a further 5% of sales growth. COLLAGENASE, acquired in 2000, had sales growth of 13%.

     Underlying sales growth of rehabilitation products was 4% led by protocol technologies.

     On a country basis, underlying sales in the United States and Canada grew 13% and Central and South America grew 14%. Export sales to third parties were up 22% led by Orthopaedics hip and knee implant products. Exports to Group companies rose by 25% reflecting increased end user demand and the cessation of the inventory realignments which occurred in 2000.

Operating profit
     Operating profit in America from ongoing operations before exceptional items increased by GBP26.3 million (30%) from GBP89.1 million in 2000 to GBP115.4 million in 2001 due to the sales increase and cost savings deriving from manufacturing initiatives. The DERMAGRAFT development program involved revenue investment of GBP7.0 million - in 2000 the investment was GBP6.0 million. Exceptional costs of GBP1.5 million were charged in 2001 and GBP3.6 million were charged in 2000.

Africa, Asia and Australasia

Sales
     Sales in and from Africa, Asia and Australasia from ongoing operations rose by GBP9.7 million (8%) from GBP126.8 million in 2000 to GBP136.5 million in 2001. After adjusting for acquisitions and the effects of currency translation into sterling, sales grew 17%.

     Underlying sales growths of orthopaedic products were 13% led by a growth in trauma products in Japan and hip and knee implants in Australia because of new selling agents and new products. Endoscopy products grew 26% as a result of stronger sales in shaver and blade products in Australia and repair products in Japan. Advanced wound management grew 20% of which 13% was underlying growth led by the hydrocellular dressings product range and 7% was from sales resulting from the acquisition of the advanced wound management business in April 2001. Rehabilitation sales rose by 35% as a result of increased demand for clinic supplies.

     Overall, on a country basis, underlying sales growth in Japan was 11% and South Africa was 26%. Orthopaedics and endoscopy products were the sales drivers in Japan, and South Africa showed improved sales across the product range. Australia sales rose 22% primarily due to increased demand in the orthopaedics and endoscopy markets and the benefits of distributor realignment in 2000.

Operating profit
     Operating profit from continuing operations before exceptional items increased by GBP0.5 million (3%) from GBP18.2 million in 2000 to GBP18.7 million in 2001. The increase in profit was below the rate of the sales growth as a result of the adverse effect of exchange rate movements. Exceptional costs of GBP1.0 million were charged in 2001 and in 2000 there was an exceptional credit of GBP0.7 million.

Operations Contributed to the Joint Venture

     Group turnover and operating profit include the results of the casting and bandaging and traditional woundcare businesses up to the date of transfer on April 1, 2001, to BSN Medical. These are captioned Operations Contributed to the Joint Venture. Sales of GBP35.3 million in 2001 relate to the three months of sales operations of the casting and bandaging and traditional woundcare businesses. Profit thereon was GBP1.8 million.

Discontinued Operations

     Sales of GBP33.9 million from discontinued operations in 2001 relate to five months of sales operations of the ear, nose and throat business. Profit thereon was GBP0.5 million.

Interest Income and Expense

     Interest income decreased by GBP1.9 million from GBP4.4 million in 2000 to GBP2.5 million in 2001. Interest expense increased by GBP7.6 million from GBP11.4 million in 2000 to GBP19.0 million in 2001. The Group's share of the joint venture's net interest payable is GBP0.9 million. Interest payable on currency swaps amounting to GBP22.2 million has been set off against interest receivable on swaps. Net interest expense therefore increased by GBP10.4 million to GBP17.4 million, essentially due to the cost of financing the excess of the special dividend paid in August 2000 over the amounts realized on business disposals in 2000 and 2001.

Fiscal 2000 Compared With Fiscal 1999

     Sales during 2000 amounted to GBP1,134.7 million, an increase of 1% when compared to 1999. However, after recognizing acquisitions and divestitures on a comparable basis and adjusting for the net effect of discontinued operations and currency movements on translation into sterling, underlying sales growth was 8% in 2000. Within this 8%, the underlying sales growth of the ongoing operations segment was 9%. Selling price increases accounted for approaching 1% of overall growth.

     The amounts set forth below in respect of sales by geographical origin, in aggregate, include GBP208.9 million in 2000 and GBP207.0 million in 1999 in respect of intragroup sales.

     Operating profit before exceptional items of ongoing operations was GBP143.9 million in 2000, a 25% increase, with margins increasing over 1% point to 17.2%. The operating margin of the Group as a whole was 15.8% compared with 15% in fiscal 1999. A 1% point improvement which came from the ongoing program of cost and efficiency savings and from the manufacturing rationalization program implemented in 1999. This was partly offset by a 0.3% point adverse impact of transactional currency. Unlike previous years when currency was a cost to the Company the overall currency effect was neutral, with a GBP4 million translational gain offsetting a similar amount of transactional cost.

     The R&D investment of ongoing businesses was 5% of sales, the same as 1999. The Dermagraft development program involved revenue investment of GBP6.0 million. The Group also continues to invest in sales and marketing worldwide, with significant expansions occurring in the sales forces of the businesses comprising ongoing operations.

     Profit before taxation and exceptional items amounted to GBP172.0 million, GBP0.9 million higher than fiscal 1999, despite the loss of profit following the disposal of the consumer healthcare business and the financing cost of the special dividend. Interest swung from GBP3.4 million net received in fiscal 1999 to GBP7.0 million net paid as a consequence of the net capital outflow of these two events.

     The principal exceptional item in fiscal 2000 was a GBP109.5 million net gain on the disposal of the consumer healthcare business, after deducting GBP31.8 million of goodwill set off against reserves on acquisition. GBP12.9 million was spent on the manufacturing rationalization program, making GBP65 million to date out of a total program of GBP76 million. Following the announcement of the joint venture with Beiersdorf AG and the related advanced woundcare acquisition, this program was extended to include the additional benefits arising from combining the businesses of the joint venture and integrating the advanced woundcare acquisition into the Group and was expected to involve a further GBP31 million of program expenditure. Acquisition integration costs of GBP3.4 million were also provided during the year.

     The net exceptional gain in 2000 was therefore GBP93.2 million, increasing profit before taxation to GBP265.2 million, compared with GBP182.3 million in 1999.

     The underlying tax charge of GBP52.9 million was at 31% of profits before taxation and exceptional items, a decrease of 3% on the effective rate of taxation for 1999 which has been restated for FRS 19. This decrease was due to utilization of tax losses and prior year credits. Taxation on exceptional items amounted to a net charge of GBP4.8 million.

     Earnings per share before exceptional items were 11.52p, an increase on fiscal 1999 of 14%. Adjusted for the loss of profits caused by the disposal of the bracing business in fiscal 1999 and the consumer healthcare business in fiscal 2000, and the interest cost on the special dividend which was offset by the associated reduction in the effective number of ordinary shares in issue, earnings per share before exceptional items would have increased 15% over fiscal 1999.

United Kingdom

Sales
     Sales in and from the United Kingdom from ongoing operations increased by GBP12.8 million (9%) from GBP151.3 million in 1999 to GBP164.1 million in 2000.

     Orthopaedics products sales grew 12% which reflected sustained growth from trauma products and the impact of new hip joint products. Endoscopy products growth was 17% with a good performance across the product range, particularly in repair and resection. Advanced wound management products grew 9% due primarily to sales growth in hydrocellular dressings products. Rehabilitation products sales declined by 7% as a result of greater competition for aids for daily living and electromechanical products.

     Exports to Group companies in 2000 were 9% up on 1999 and export sales to third parties increased by 23% due to the transfer of manufacturing from overseas to the United Kingdom as a result of the Group's rationalization program.

Operating profit
     Operating profit before exceptional items from ongoing operations increased by GBP4.9 million (26%) from GBP18.7 million in 1999 to GBP23.6 million in 2000. This increase was principally due to leverage on sales. GBP3.5 million of exceptional costs were charged in 2000 and GBP2.9 million were charged in 1999.

Continental Europe

Sales
     Sales in and from Continental Europe from ongoing operations remained the same at GBP170.3 million between 1999 and 2000. After adjusting for the effect of acquisitions and currency translation into sterling sales in the segment grew by an underlying 11%.

     Orthopaedics products grew 15% led by strong performance by GENESIS II knee implants in Germany and Belgium and PROFIX knee implants in France. The 3M range of implant products acquired in 1999 further enhanced sales. Growth in the endoscopy range was 11% with good performance from shavers and blades and repair. Advanced wound management products grew 14% driven by growth in both chronic and active wound healing products. New product COLLAGENASE added a further 3% of sales growth. Rehabilitation grew 10% largely due to increased sales of self-help and continuous passive motion devices, particularly in Germany. Exports of orthopaedic products fell 5% due to lower demand from Group companies.

     On a country basis, sales in Germany, Belgium, the Netherlands and Italy achieved double-digit growth due to gains in market share.

Operating profit
     Operating profit before exceptional items in Continental Europe from ongoing operations increased by GBP3.4 million (35%) from GBP9.6 million in 1999 to GBP13.0 million in 2000 principally because of leverage on sales. Profits were adversely impacted by GBP1.3 million and GBP3.0 million of exceptional costs in 2000 and 1999, respectively.

America
     "Other America" comprises Canada, Mexico, Central and South America. Together "United States" and "Other America" comprise the America segment.

Sales
     Sales in and from America from ongoing operations increased by GBP93.6 million (19%) from GBP489.5 million in 1999 to GBP583.1 million in 2000 in the segment. After adjusting for the effects of currency translation into sterling and acquisitions, sales in the region increased by 8%.

     Sales of orthopaedic products grew 15%, primarily as a result of the performance of the new hip joint replacement products combined with sustained growth in existing knee implants. Sales growth was also enhanced by the EXOGEN ultrasound system acquiring FDA approval in February 2000 and subsequently gaining Medicare approval in August 2000. Sales were also supported by the new TRIGEN nail being fully available. Sales of endoscopy products grew 7% with the ACUFEX joint repair products increasing sales by 12% due to the introduction of new products and market share gains.

     Underlying sales growth of advanced wound management products was 8%. The acquisition of the COLLAGENASE business contributed a further 34% of sales during fiscal 2000, and doubled the sales force in the United States thus enlarging the Group's critical mass. The TRANSCYTE bio-engineered temporary skin substitute for burns treatment gained increasing market acceptance. Underlying sales growth of rehabilitation products was 7% recovering from the negative reimbursement changes in fiscal 1999.

     On a country basis, sales in the United States grew by 9%, Canada grew 6% and Central and South America grew 7%. Export sales to third parties were up 28% led by Orthopaedics hip and knee implant products and EXOGEN products. Exports to Group companies fell by 3% due to inventory realignments in Group companies outside the United States.

Operating profit
     Operating profit before exceptional items in America from ongoing operations increased by GBP17.5 million (24%) from GBP71.6 million in 1999 to GBP89.1 million in 2000. This increase was due to the sales increase and cost savings deriving from manufacturing initiatives. Exceptional costs of GBP3.6 million were charged in 2000 and GBP24.6 million charged in 1999.

Africa, Asia and Australasia

Sales
     Sales in and from Africa, Asia and Australasia from ongoing operations rose by GBP12.1 million (11%) from GBP114.7 million in 1999 to GBP126.8 million in 2000. After adjusting for the effects of currency translation into sterling and acquisitions, sales grew 7%.

     Underlying sales of orthopaedic products were flat. However, as a result of the 3M hip implants acquisition in September 1999 sales in Japan were enhanced and resulted in 9% orthopaedic products sales growth in the segment. Endoscopy products grew 7% as a result of stronger sales in shaver and blade products in South Africa and repair products in Japan. Advanced wound management sales grew 8%, led by the hydrocellular dressings product range. Rehabilitation sales declined by 5% as a result of adverse market conditions.

     Overall, on a country basis, sales growth in Japan (including the acquired 3M products) was 12% and South Africa was 9%. Australia sales fell 2% primarily due to disruption in orthopaedics and endoscopy caused by distributor realignment. Orthopaedics and endoscopy products were the sales drivers in Japan.

Operating profit
     Operating profit before exceptional items from ongoing operations increased by GBP3.0 million (20%) from GBP15.2 million in 1999 to GBP18.2 million in 2000 caused principally by leverage from the 3M acquisition and transactional currency benefits in Japan. Exceptional gains of GBP0.7 million were credited and costs of GBP1.4 million were charged in 2000 and 1999 respectively.

Operations Contributed to the Joint Venture
     Group turnover and operating profit include the results of the casting and bandaging and traditional woundcare businesses up to the date of transfer, April 1, 2001, to BSN Medical. These are captioned Operations contributed to the joint venture. Sales of GBP138.6 million in 2000 relate to twelve months of sales operations of the casting and bandaging and traditional woundcare businesses. Profit thereon was GBP7.6 million.

Discontinued Operations
     Sales of GBP160.7 million on discontinued operations in 2000 relate to six months of sales operations of the consumer healthcare business and twelve months of sales operations of the ear, nose and throat business. Profit thereon was GBP18.9 million.

Interest Income and Expense
     Interest income decreased by GBP5.9 million from GBP10.3 million in 1999 to GBP4.4 million in 2000. Interest expense increased by GBP4.5 million from GBP6.9 million in 1999 to GBP11.4 million in 2000. Interest payable on currency swaps amounting to GBP23.5 million has been set off against interest receivable. Net interest income therefore changed by GBP10.4 million to a reported GBP7.0 million net interest expense, essentially due to the financing cost of the special dividend paid in August 2000 offset by interest income on the proceeds from the disposal of the consumer healthcare business.


                        LIQUIDITY AND CAPITAL RESOURCES

Liquidity

     The Group's policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

     At December 31, 2001, the Group held GBP30.0 million in cash and balances at bank. The Group had committed and uncommitted bank facilities of GBP323 million and GBP276 million, respectively. Unused bank facilities amounted to GBP343 million, of which GBP99 million were committed. Of the undrawn committed facilities, GBP2 million expire within one year and GBP97 million after two but within 5 years. To fund the Group's acquisition of ORATEC Interventions, Inc., in March 2002 for net $258 million, the Group arranged additional committed facilities of $300 million after December 31, 2001.

     The principal variations in the Group's borrowing requirements result from the timing of the bi-annual dividend payments and acquisitions and disposals of businesses.

     The funding of the Group's ongoing capital expenditure and working capital requirements has been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities.

     Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2002, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

     The falls in the stock market values of the last two years have adversely affected the funding levels of both of Smith & Nephew's major defined benefit pension plans. Existing pension provisions and anticipated modest contribution increases in the future are considered adequate to cover the current under funding position.

     In the three year period ended December 31, 2001, GBP171.3 million was spent on acquisitions:

                                                                                                          (GBP million)

1999:
Exogen  ......................................................................................                  34.3
DERMAGRAFT milestone  ........................................................................                   9.3
Other  .......................................................................................                   7.3
                                                                                                               -----
                                                                                                                50.9
2000:
Collagenase  .................................................................................                  30.9
Orthopaedics Biosystems  .....................................................................                  17.3
Other  .......................................................................................                   2.9
                                                                                                             -------
                                                                                                                51.1
2001:
Advanced Woundcare  ..........................................................................                  30.0
Acticoat  ....................................................................................                  11.7
Dermagraft milestone  ........................................................................                   3.5
Deferred consideration paid for Collagenase  .................................................                  20.0
Other  .......................................................................................                   4.1
                                                                                                             -------
                                                                                                                69.3
                                                                                                             -------
                                                                                                               171.3
                                                                                                             =======

     In the three year period ended December 31, 2001, GBP393.3 million was raised from the sale of businesses. This comprised GBP121.8 million from the sale of the bracing business in July 1999, GBP209.8 million from the sale of the consumer healthcare business in June 2000 and GBP61.7 million from the sale of the ear, nose and throat business in June 2001.

     Operating cash flow before outgoings on rationalization, divestment and acquisition integration was GBP143 million, an 82% conversion of operating profit. Net cash flow and movement in net borrowings during 2001 were:

                                                                                                          (GBP million)
Operating cash flow  .........................................................................                 142.8
Rationalization, divestment and integration  .................................................                 (23.5)
Interest, tax and dividends  .................................................................                (134.7)
Disposals  ...................................................................................                  74.3
Acquisitions  ................................................................................                 (69.3)
Issues of share capital  .....................................................................                   9.0
                                                                                                              ------
Net cash flow  ...............................................................................                  (1.4)
Exchange adjustments  ........................................................................                  (5.8)
Opening net borrowings  ......................................................................                (236.3)
                                                                                                              ------
Closing net borrowings  ......................................................................                (243.5)
                                                                                                              ======

     The Group's net borrowings increased by GBP194.0 million from GBP49.5 million at the beginning of 1999 to GBP243.5 million at the end of 2001. Translation of foreign currency net borrowings into sterling has increased net borrowings by GBP48.2 million in the three year period ended December 31, 2001.

     Further information regarding borrowings at December 31, 2001 is set out in Note 18 of the Notes to the Financial Statements. The Group complies with all its borrowing covenants, none of which represent a restriction on funding or investment policy for the foreseeable future.

     At December 31, 2001, GBP4.5 million of capital expenditure had been contracted for. The purposes of the capital expenditure are the replacement of old equipment and the acquisition of additional new buildings and equipment.


          EXCHANGE AND INTEREST RATE RISK, AND FINANCIAL INSTRUMENTS

     The Board of Directors of the Company have established a set of policies to manage funding, currency and interest rate risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing.

Interest Rate Risk

     The Group uses simple floating to fixed rate contract interest rate swaps to meet its objective of protecting borrowing costs and differentials between borrowing and deposit rates within parameters set by the Board. Interest rate swaps are accounted for as hedges, as such changes in fair values resulting from changes to market rates are not recognized in the Group balance sheet and do not affect reported profits. The cash flow effects of interest rate swaps match cash flows on the underlying instruments such that there is no net cash flow effect from movements in market interest rates.

     If the Group, had not transacted interest rate swaps to hedge, based upon the net debt position at December 31, 2001, an increase in short-term interest rates by one-percentage point would increase the Group's annual net interest payable by GBP2.6 million. The Group's financial assets and liabilities are principally at floating interest rates and thus their fair values are not directly affected by movements in market rates of interest.

Foreign Exchange Exposure

     Foreign exchange variations affect trading results in two ways: first, on translation of overseas sales and profits into sterling; and second, the currency cost of imports by Group companies from the United Kingdom and the United States, where the Group's principal manufacturing operations are located. Hence, the Group is exposed to movements of other currencies against sterling, and to a lesser extent the US dollar.

     If sterling were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew's profit before taxation in 2001 would have increased by GBP21 million. If the US dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2001 would not have changed materially.

Financial Instruments

     The Group's financial instruments are subject to changes in fair values as reported in the Group balance sheet as a result of changes in market rates of exchange. All financial instruments denominated in currencies other than sterling hedge foreign currency assets. As a result, changes in fair values of financial instruments do not affect the Group's profit before taxation.

     Group borrowings take advantage of short-term interest rates. The Group uses interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates.

     At December 31, 2001, the Group held sterling interest bearing assets of GBP485 million on which interest has been fixed on GBP396 million at 5.5% for 2002, GBP140 million at 5.5% for 2003 and GBP25 million at 5.6% for 2004, a weighted average of 5.5% for a weighted average period of 1.4 years. The remainder were cash balances held on short-term deposits at floating rates. The Group also held GBP24 million of foreign currency interest bearing assets as cash or on short-term deposit at floating rates.

     The Group's interest bearing liabilities at December 31, 2001 included GBP550 million of US dollars and GBP113 million of euros on which interest has been fixed for one year on GBP483 million of US dollars and GBP103 million of euros at weighted average rates of 4.6% and 4.1% respectively. Interest has also been fixed on GBP113 million of US Dollars for 2003 at 4.4%, on GBP60 million of euros for 2003 at 3.6% and on GBP25 million of euros for 2004 at 4.5%. The remaining interest bearing liabilities totalled GBP90 million of various currencies on which interest has been fixed on GBP9 million for one year at 1.8%.

Foreign Exchange Transaction Exposure

     The Group trades in over 90 countries and as a consequence manages GBP280 million of foreign currency transactions. The Group uses forward foreign exchange contracts to hedge amounts payable and an element of anticipated purchases over the following 12 months against potential foreign exchange movements. Firm commitments are fully covered and forecasts are generally covered between 50% and 90% for up to one year.

     There are therefore no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the profit and loss account. The principal currencies hedged by forward foreign exchange contracts are sterling and the US dollar.

     It is Group policy for operating units not to hold unhedged monetary assets or liabilities other than their functional operating currencies.


             RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

     The Group's research and development ("R&D") is directed towards orthopaedics, endoscopy and advanced wound management. The Group's expenditures on R&D amounted to GBP51 million in 2001 (2000 - GBP46 million, 1999 - GBP45 million), representing 5% of sales revenues.

     The Group's principal research facility is located in York, England. The Group's research program seeks to underpin the longer term technology requirements for its businesses and to provide a flow of innovative product concepts. The same facility co-ordinates the Group's patent and trade mark protection (see "Intellectual Property" below) and the safety procedures for new materials and products.

     Product development programs are carried out at the Group's principal manufacturing locations, notably in Memphis, Tennessee (orthopaedics), Andover and Mansfield, Massachusetts together with Oklahoma City, Oklahoma (endoscopy) and Hull, England (advanced wound management). In-house research is supplemented by work performed by academic institutions and other external research organizations principally in the United Kingdom and the United States.

Intellectual Property

     Management believes that the Group's active policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the R&D carried out throughout the Group. Patents have been obtained for a wide range of products including those in the fields of wound management, orthopaedic and endoscopic technologies. Patent protection for Group products is routinely sought in the Group's principal markets. Currently, excluding the rehabilitation business divested in March 2002, the Group's patent portfolio stands at over 2,300 existing patents and patent applications.

     Smith & Nephew also has a policy of protecting the Group's products in the markets in which they are sold by registering trade marks as soon as possible under local laws. The Group vigorously protects its trade marks against infringement and currently is not aware of any significant infringement of its trade mark registrations. The present trade mark portfolio of the Group (excluding the rehabilitation business divested in March 2002) consists of over 2,950 trade marks and design rights.

     In addition to maintaining a policy of protecting its market position by the filing and enforcement of patents and trademarks, Smith & Nephew has a policy of opposing third party patents and trademarks in those areas that might conflict with the Group's business interests.

     In the ordinary course of its business, the Group enters into a number of licensing arrangements with respect to its products. None of these arrangements individually is considered material to the operations and the financial results of the Group.


                               TREND INFORMATION

     In February 2002, Smith & Nephew announced that the Group planned to acquire ORATEC Interventions, Inc., a leading technology innovator in the development and marketing of radio frequency devices that use controlled thermal energy to treat joint and spine disorders through the cutting, removal, ablation or modification of damaged or stretched soft tissue. ORATEC is based in California. On March 22, 2002, Smith & Nephew announced that it had been successful in its cash offer tender to acquire the shares of ORATEC and it became part of the Group on March 28, 2002. The net cost of the acquisition was net $258 million. The funds for acquisition were obtained under new committed syndicated facilities, the drawdown of which will increase interest payable in 2002. Full year 2001 sales of ORATEC were $48 million.

     In March 2002, the Group sold its rehabilitation business to AbilityOne, a portfolio company of One Equity Partners for GBP71 million cash and a 21.5% interest in AbilityOne. In 2001 the rehabilitation business had sales of GBP75 million, operating profits of GBP10.5 million and net operating assets of GBP22 million. Beginning April 1, 2002, Smith & Nephew's equity interest in AbilityOne will be accounted for using the equity method. Management believes that the transaction will involve a dilution of 3% in reported earnings per share in 2002.

     Additional sales of approximately GBP10 million are expected to arise from the acquisition of ACTICOAT and the advanced woundcare business from Beiersdorf AG.

     The other significant external influence on the Group will be the translational and transactional effects of currency to the extent that they are different from the relevant rates of exchange in the year 2001.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

     The Board of Directors of the Company is responsible for the strategic direction, policies and overall management of the Group. The Board of Smith & Nephew currently comprises nine Directors of whom two are Executive Directors. There is provision for a quorum of not fewer than two in number.

     The Board of Directors of Smith & Nephew as at April 10, 2002 comprised:

                                 Position                                Initially elected or     Date of next
                                 --------                                --------------------     ------------
                                                                         appointed                reappointment
                                                                         ---------                -------------

Dudley G. Eustace  .............Non-Executive Chairman                          November 10, 1999               2003
Christopher J. O'Donnell  ......Executive Director, Chief Executive             September 1, 1992               2004
Peter Hooley  ..................Executive Director (responsible for
                                Finance and Information Technology)                 April 2, 1991               2003
Sir Timothy Lankester  .........Non-Executive Director                               June 1, 1996               2003
Dr. Rolf W. H. Stomberg  .......Non-Executive Director                            January 1, 1998               2004
Warren D. Knowlton  ............Non-Executive Director                           November 1, 2000               2004
Richard De Schutter  ...........Non-Executive Director                            January 1, 2001               2004
Brian Larcombe  ................Non-Executive Director                              March 1, 2002               2005
Dr. Pamela J. Kirby ............Non-Executive Director                              March 1, 2002               2005

     The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. The Group's Executive Committee ("GEC"), which comprises the Executive Directors and certain other senior executives of Smith & Nephew (the "Executive Officers"), assists the Chief Executive in the management of the business. The following are Executive Officers of Smith & Nephew and all, apart from the Company Secretary, are members of the Executive Committee:

                                                                Position                       Date of appointment
                                                                --------                       -------------------

James L. Dick  ....................            President, Advanced Wound Management                 January 1, 1999
Peter W. Huntley  .................            Group Director, Strategy and Business
                                               Development                                            April 1, 1998
Larry W. Papasan  .................            President, Orthopaedics                              January 1, 1999
Michael G. Parson  ................            UK Legal Adviser                                       March 1, 1991
Ronald M. Sparks  .................            President, Endoscopy                                 January 1, 1999
Dr. Alan Suggett  .................            Group Director, Technology                           January 1, 1986
Paul M. Williams  .................            Group Director, Human Resources                      January 1, 1999
James Taylor  .....................            Group Director, Indirect Markets                        June 1, 2000
Margaret Stewart  .................            Group Director, Corporate Affairs                    January 1, 2001
James A. Ralston  .................            Chief Legal Officer                                 February 1, 2002
Paul R. Chambers  .................            Company Secretary                                      April 8, 2002

     Under Smith & Nephew's Articles of Association, any Director who has been appointed by the Directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director, holds office only until the next Annual General Meeting and then shall be eligible for election by the shareholders. The other Directors shall retire and be eligible for re-appointment at the third annual general meeting after the meeting at which they were last re-appointed. The Directors are subject to removal with or without cause by the Board or the shareholders. Executive Officers serve at the discretion of the Board.

     Dr. Pamela J. Kirby and Brian Larcombe were appointed by the Board from March 1, 2002. They therefore retired and were re-elected at the Annual General Meeting held on April 3, 2002.

     Sir Anthony Cleaver and Sir Brian Pearse both retired from the Board of Directors on February 28, 2002.

     None of the Directors or Executive Officers has a family relationship with any other Director or Executive Officer.

Ages of and Appointments held by Directors and Executive Officers

Directors
     Dudley G. Eustace, Chairman, age 65, was appointed Deputy Chairman in 1999 and Chairman from January 2000. Chairman of the Nominations Committee. He is the non executive Chairman of Sendo Holdings plc and a non-executive director of KLM Royal Dutch Airlines NV, Aegon NV, Hagenmeyer NV, Royal KPN NV and Sonae.Com SGPS.

     Christopher J. O'Donnell, Chief Executive, age 55. He joined the Group in 1988 and was appointed a director in 1992. He was appointed Chief Executive in 1997. He is a non-executive director of BOC Group.

     Peter Hooley, Finance Director, age 55, joined the Group and was appointed a director in 1991.

     Warren D. Knowlton, age 55, appointed a director in November 2000. Chairman of the Audit Committee. He is a director of Pilkington plc.

     Sir Timothy Lankester, age 59, a director since June 1996. He is president of Corpus Christi College, Oxford. He is also an independent director of the London Metal Exchange and Deputy Chairman of the British Council.

     Richard De Schutter, age 61, appointed a director in January 2001. He is a non-executive director of General Binding Corporation, ING Americas and Varian Inc.

     Dr. Rolf W. H. Stomberg, age 61, a director since 1998. He is senior independent director and Chairman of the Remuneration Committee. He is Chairman of Management Consulting Group plc and a non-executive director of Scania AB, Stinnes AG, Reed Elsevier plc, Cordiant Communications plc, Aral AG, TPG Group and Hoyer GmbH.

     Dr. Pamela J. Kirby, age 48, appointed a director in March 2002. She is Chief Executive Officer of Quintiles Transnational Corporation.

     Brian Larcombe, age 48, appointed a director in March 2002. He is a director of 3i plc.

Executive Officers
     Larry Papasan, age 61, President - Orthopaedics. He joined the Group in 1991 and was appointed to the GEC in 1999.

     Margaret Stewart, age 50, Group Director Corporate Affairs. She joined the Group in 2000 and was appointed to the GEC in 2001.

     Jim Dick, age 49, President - Advanced Wound Management. He joined the Group in 1977 and was appointed to the GEC in 1999.

     Jim Taylor, age 45, Group Director Indirect Markets. He joined the Group and was appointed to the GEC in 2000.

     Paul Williams, age 55, Group Director Human Resources. He joined the Group and was appointed to the GEC in 1998.

     Peter Huntley, age 41, Group Director Strategy and Business Development. He joined the Group and was appointed to the GEC in 1998.

     Dr. Alan Suggett, age 58, Group Director of Technology. He joined the Group in 1982 and was appointed to the GEC in 1986.

     Ron Sparks, age 46, President - Endoscopy. He joined the Group in 1983 and was appointed to the GEC in 1999.

     Michael Parson, age 61, UK Legal Adviser. He joined the Group and was appointed to the GEC in 1991.

     James A. Ralston, age 55, Chief Legal Officer. He joined the Group in 1999 and was appointed to the GEC in 2002.

     Paul R. Chambers, age 57, Company Secretary. He joined the Group in 1994 and was appointed Company Secretary in 2002.

                                 COMPENSATION

Directors' Emoluments And Pensions

                                                                        2001                              2000       1999
                                               --------------------------------------------------------   ----       ----
                                                                                   Pension
                                                 Salaries                Annaul    entitle-
                                                 and fees    Benefits    Bonus      ments      Total      Total     Total
                                                 --------    --------    ------    --------    -----      -----     -----
                                                                                    (GBP thousand)

Chairman (non-executive):
Dudley G. Eustace  ....................               170           -         -         -       170         150        21
 John H. Robinson (to December 31,
 1999)  ...............................                 -           -         -         -         -           -       156

 Executive Directors:
 Christopher J. O'Donnell  ............               397          12        361        20      790         703       603
 Peter Hooley  ........................               247          14        223        61      545         489       432
 Alan R. Fryer  (to December 31, 2000)                  -           -          -         -        -         641       452

 Non-executive Directors:
 Sir Anthony Cleaver  .................                30           -          -         -       30          24        24
 Sir Timothy Lankester  ...............                30           -          -         -       30          24        24
 Sir Brian Pearse  ....................                30           -          -         -       30          24        24
 Dr. Rolf W. H. Stomberg  .............                30           -          -         -       30          24        24
 Warren D. Knowlton (from November 1,
 2000)  ...............................                30           -         -          -       30           4          -
 Richard  De Schutter (from January 1,
 2001)  ...............................                30           -         -          -       30            -         -
 Dr. Nancy J. Lane (to October 31,
 2000)  ...............................                 -           -         -          -        -           24        29
                                                      ---          --       ---         --     -----       -----     ------
                                                      994          26       584         81     1,685       2,107     1,789
                                                      ===          ==       ===         ==     =====       =====     =====

     Dudley G. Eustace receives an annual fee of GBP170,000, including a non-executive director's fee of GBP30,000.

     The figure for pension entitlements consists of any increase in accrued pension benefit in the year (excluding inflation), together with a contribution of GBP58,000 to a supplementary plan for Peter Hooley. During 2001, Executive Directors paid contributions to the pension plans as follows:
Christopher J. O'Donnell GBP19,000 and Peter Hooley GBP4,000.

     The accumulated total amounts of the accrued pension benefit for Executive Directors, as of December 31, 2001, were as follows: Christopher J. O'Donnell GBP119,000 (2000 - GBP95,000) and Peter Hooley GBP26,000 (2000 -
GBP22,000).

     The Remuneration Committee exercised its discretion in allowing the vesting of 89,668 shares to Alan R. Fryer, a former director who retired on December, 31 2000, under his 1999 LTIP award.

Directors' Share Options

                                                                                                                       Range of
                                                                                                                     exercisable
                                                                    Market                   Number of                dates of
                      Options     Granted                          price at                  options     Average      options
                       Jan 1,    (during                 Exercise  date of     Profit on     Dec 31,     exercise     held at
                        2001     the year    Exercised    price    exercise     exercise      2001        price      Dec 31, 2001
                        ----     --------    ---------    -----    --------     --------      ----        -----      ------------
                      (Number)   (Number)    (Number)     (p)        (p)         (GBP)      (Number)     (p)         (Date)

Christopher J.
O'Donnell  .......     177,862  161,263 *       7,862     124.0      406.0      22,171       331,263      95.8      5/1995 - 2/2008

Peter Hooley  ....     405,362  102,874 *      80,000     134.5      326.0     153,200       423,723     122.6      8/1997 - 2/2008
                                  3,349**       7,862     124.0      406.0      22,171

* Represents the 100% entitlement to shares under the 1998 LTIP award. Christopher J. O'Donnell and Peter Hooley both elected to take these shares in the form of nil-cost options, to be exercised by February 2008.
** Sharesave options granted on August 31, 2001 at 289.2p.

     The range in the market price of the Ordinary Shares during 2001 on the London Stock Exchange was 291p to 420p and the market price at December 31, 2001 was 415p. The exercise prices of outstanding options at December 31, 2001 were below 415p. The total profit on exercise of options during 2001 was GBP197,542 as set out above (2000 - GBP520,841: Christopher J O'Donnell GBP291,251, Alan Fryer GBP229,590).

Directors' Interests

     Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

                                                         December 31, 2001                      January 1, 2001
                                                         -----------------                      ---------------
                                                    Shares           Options               Shares              Options
                                                    ------           -------               ------              -------
                                                                                 (Number)
Dudley  G. Eustace  .................                40,909                  -             40,909                    -
Christopher J. O'Donnell  ...........               120,703            331,263            111,339              177,862
Peter  Hooley  ......................                58,789            423,723              4,090              405,362
Sir Anthony Cleaver  ................                13,730                  -             13,730                    -
Sir Timothy Lankester  ..............                 6,035                  -              5,911                    -
Sir Brian Pearse  ...................                20,000                  -             20,000                    -
Dr. Rolf W. H. Stomberg  ............                 6,864                  -                864                    -
Warren D. Knowlton  .................                 7,501                  -                  -                    -
Richard De Shutter  .................               100,000                  -                  -                    -

     On February 6, 2002, Christopher J. O'Donnell became entitled to 183,040 shares and Peter Hooley 116,959 shares in respect of the 100% vesting of the 1999 long-term incentive plan. On April 8, 2002 these shares were acquired in the form of nil-cost share options. On April 3, 2002, Dudley Eustace acquired a beneficial interest in 8,000 shares and on April 8, 2002, Peter Hooley exercised 90,000 options, selling 37,242 shares and retaining 52,758 shares. The 37,242 shares were sold to fund the subscription cost of exercising the 90,000 options. There were no other changes in the interests of directors between December 31, 2001 and April 10, 2002.

     The register of directors' interests, which is open to inspection at the Company's registered office, contains full details of directors' shareholdings and share options.

Basic Salary and Benefits

     Basic salary reflects the responsibility of the job and individual performance. The Company also provides private healthcare coverage and a company car allowance.

Performance-Related Bonus

     For Executive Directors, the Company operates an annual bonus scheme based on annual growth in adjusted basic earnings per share and return on operating capital employed. For Executive Officers, the performance criteria include the annual growth in adjusted earnings per share and other business and performance targets relevant to the role of Officer. Over time, achievement of targets should produce a bonus of 30% to 50% of annual salary with a maximum of 100% for over achievement that demonstrates a step change in performance. Bonuses are not pensionable.

Share Options and Long-Term Incentives

     Executive Directors have been eligible for grants of share options under the Smith & Nephew 1985 Share Option Scheme and the Smith & Nephew 1990 International Executive Share Option Scheme (termed the "Old Executive Schemes"), subject to a maximum value of four times salary in any ten-year period, but now participate in the long term incentive plan. Executive Officers are eligible for grants of share options under the Old Executive Schemes and the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan and the Smith & Nephew 2001 US Share Plan (the "New Executive Schemes") subject to a maximum value of three times salary in any ten-year period. Once the maximum is reached they are eligible for awards under the long term incentive plan.

     The Company operates a long-term incentive plan for Executive Directors and Officers. Under this plan, shares are transferred to participants depending on the Company's performance in relation to a group of 42 other companies, using total shareholder return ("TSR") over a three-year period as the prime measure. The maximum value of shares awarded will not exceed the participants' current annual rate of basic salary at the date the award is granted. Shares will only be transferred to the participants if the Company's TSR performance is at or above the median performance of the comparator companies and if there has been real growth in the Company's adjusted earnings per share in the same three-year period. At the median level, 25% of the award shares will vest. If the Company's performance is ranked in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis.

     For the three year plan period commencing in 1999 the Company's TSR of 155.47% was ranked first in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 100% of the shares conditionally awarded for that year.

     Conditional awards granted to the Executive Directors and to those Executive Officers listed below under the LTIP for the year ended December 31, 2001 are as follows:

                                                                                      Maximum (shares)
                                                                                      ----------------
                                                                               2001          2000       1999
                                                                               ----          ----       ----
Christopher J. O'Donnell  ..................................................110,544       155,065      183,040
Peter Hooley  ...............................................................69,090        96,916      116,959
Peter W. Huntley  ...........................................................34,545        48,458       60,526
Michael G. Parson  ..........................................................27,636        38,766       48,684
Dr. Alan Suggett  ...........................................................30,169        42,320       50,438
James L. Dick   .............................................................34,660        48,619            -
Larry W. Papasan  ...........................................................52,352        70,386            -
Ronald M. Sparks  ...........................................................49,496        66,547            -
Paul M. Williams  ...........................................................31,090        43,612            -

     Under the Old Executive Schemes options granted since 1997 may not normally be exercised unless the Company's average annual growth in adjusted basic earnings per share has exceeded that of the United Kingdom retail price index by 2% in any period of three consecutive financial years from the date of grant.

     In 2001 the New Executive Schemes were introduced based on annual option grants. Under the UK Plans the exercise of options is subject to adjusted basic earnings per share growth of not less than retail price index plus 3% per annum in a performance period of three consecutive years. The period may be extended up to five years but if the target is not met by the end of the fifth year the options will lapse. Options granted under the US Plan are not subject to performance targets but are exercisable as to 10% after one year, 30% after two years and 60% after three years and the remaining balance after four years. Executive options are not offered at a discount.

     The UK Executive Directors and Officers continue to be eligible to participate in the Smith & Nephew Employee Share Option Scheme.

Pensions

     Executive Directors and UK Executive Officers have a normal retirement age of 62 and participate in the defined benefit Smith & Nephew UK Pension Fund and Smith & Nephew UK Executive Pension Scheme, and pension has been accrued in the year at an annual rate of 1/30 of final pensionable salary, up to a limit of two-thirds of final pensionable salary. Pensions in payment are guaranteed to increase by 5% per annum or inflation if lower. The Company and the pension plan trustees have in the past granted discretionary increases, particularly at times of high inflation. Death in service cover of four times salary and spouse's pension at the rate of two-thirds of the member's pension are provided on death. Transfer values on leaving service are calculated on the minimum funding requirement basis with allowance for pension increases in line with the retail price index. A supplementary defined contribution plan partially compensates for the UK Inland Revenue earnings cap on final pensionable salary.

     The US based Executive Officers participate in the defined benefit Smith & Nephew US Pension Plan under which pension is accrued at an annual rate of approximately 1/62 of final pensionable salary, up to a limit of 60% of final pensionable salary. The plan also provides for a spouse's pension on death of one-half of the executive officer's pension. Normal retirement age under the plan is 65. A supplementary defined contribution plan was used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits up to 1/50 of final pensonable salary and to allow for normal retirement age of 62.

Compensation of Executive Officers

     The amount of remuneration (excluding pension entitlements) paid by the Group during 2001 to Executive Officers was GBP2,808,000 (2000 - GBP2,228,000). This figure includes payments under the performance related bonus plan. The increase in accrued pension benefits for Executive Officers was GBP285,000 (2000 - GBP121,000).


                                BOARD PRACTICES

Service Contracts

     All Executive Directors are appointed on contracts terminable by the Company on not more than 12 months' notice and by the Executive Director on six months' notice. Non-Executive Directors are appointed for terms of three years.

Audit Committee

     The Audit Committee, chaired by Warren D. Knowlton, consists of the non-executive directors, Sir Timothy Lankester, Richard De Schutter and Dr. Rolf W. H. Stomberg. It monitors the operation and effectiveness of the internal financial controls and ensures that the accounts meet statutory and other requirements.

Remuneration Committee

     The compensation of Executive Directors and Officers is determined by the Remuneration Committee. The members of the Remuneration Committee are Dr Rolf
W. H. Stomberg (Chairman), Sir Timothy Lankester and Richard D. Schutter.

     The Remuneration Committee, on behalf of the Board, determines the broad policy for executive remuneration. It reviews the remuneration packages, including pension entitlements, for Executive Directors and members of the Group Executive Committee, and determines the operation of and the participants in the long-term incentive plan, share option schemes, and the Group's executive bonus plan. It reviews the relationship between the remuneration of Executive Directors and that of other employees and the competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity. The Committee also receives information on the broad range of remuneration issues from independent consultants and in 2001 this included Towers Perrin, Hay Group, Watson Wyatt and Monks Partnership. The remuneration of non-executive directors is determined by the Board on the recommendation of the Nominations Committee.


                                   EMPLOYEES

     Smith & Nephew had an average of 7,926 full-time equivalent employees in 2001, of whom 1,810 were based in the United Kingdom, 3,057 were based in the United States and 3,059 were based in other countries. The Group does not employ a significant number of temporary employees.

     The average number of employees for the past three years broken down by geographic location was:

                                                                                   Years ended December 31
                                                                                   -----------------------
                                                                           2001               2000              1999
                                                                           ----               ----              ----
                                                                                           (Number)
United Kingdom  .....................                                      1,810              2,589            2,973
Continental Europe  .................                                      1,281              1,549            1,602
United States  ......................                                      3,057              2,974            2,926
Other America  ......................                                        253                413              444
Africa, Asia and Australasia  .......                                      1,525              2,910            3,268
                                                                           -----              -----            -----
                                                                           7,926             10,435           11,213
                                                                           -----             ------           ------

     There are a number of different collective bargaining agreements in place with unions reflecting the variety of market conditions in which Smith & Nephew operates. Management believes that the relations of its operating subsidiaries with employees and unions are good.

                                SHARE OWNERSHIP

         The following table sets forth certain information as of April 10, 2002 concerning the ownership by the Directors of the Ordinary Shares.

                                                                                                  Ordinary Shares of
                                                                                                  ------------------
                                                                                                         12-2/9p (i)
                                                                                                         -----------

Dudley G. Eustace  ................................................................                           48,909
Christopher J. O'Donnell  .........................................................                          120,703
Peter Hooley  .....................................................................                          111,547
Sir Timothy Lankester  ............................................................                            6,035
Dr. Rolf W. H. Stomberg  ..........................................................                            6,864
Warren D. Knowlton  ...............................................................                            7,501
Richard De Schutter  ..............................................................                          100,000
Brian Larcombe  ...................................................................                                -
Dr. Pamela J. Kirby  ..............................................................                                -

-------------------------
(i) Holdings of the directors together represent less than 1% of the Ordinary Share capital of the Company.

     As of April 10, 2002, Executive Officers together hold a total of 327,788 Ordinary Shares, representing less than 1% of the Ordinary Share capital of the Company.

         The following table sets forth certain information regarding Ordinary Shares the subject of options. Outstanding options to subscribe for such Ordinary Shares as of April 10, 2002 by share option plan were:

                                                                         Exercise prices per      Ordinary Shares
                                                    Exercisable in          Ordinary Share        the subject of
                                                    stages between          range between             options
                                                    --------------          -------------             -------
                                                        (Dates)                 (Pence)              (Number)
Smith & Nephew 1985 Share
Option Scheme (i)  ............................     2002 and 2010         133.0p and 265.0p         1,406,405
Smith & Nephew 1990
International Executive Share
Option Scheme (i)  ............................    2002 and 2010         133.0p and 270.0p         9,665,274
Smith & Nephew Long Term
Incentive Plan (i)  ...........................    2002 and 2009             n/a (iii)               668,870
Smith &  Nephew  2001 UK  Approved  Executive
Share Option Plan (i)  ........................    2002 and 2009         360.0p and 409.5p           347,600
Smith & Nephew 2001 UK  Unapproved  Executive
Share Option Plan (i)  ........................    2002 and 2009         326.0p and 409.5p         1,745,900
Smith & Nephew 2001 US Share Plan (i)  ........    2002 and 2009         362.6p and 414.0p         3,717,000
Smith & Nephew  Employee  Share Option Scheme
(ii)  .........................................    2002 and 2007         124.0p and 289.2p         3,302,109
Smith & Nephew 1991 Overseas
Employee Share Option Plan (ii)  ..............    2002 and 2007         124.0p and 289.2p           250,376
-------------------------

(i) Together these plans are termed "Executive Schemes".
(ii) Together these plans are termed "Employee Schemes".
(iii) The right to acquire such shares is in the form of nil-cost options

     As at April 10, 2002, the Executive Directors and Executive Officers of Smith & Nephew held options to subscribe for the following numbers of Ordinary Shares, all of which options were granted pursuant to the above option plans (including the Smith & Nephew Long Term Incentive Plan):

                                                                                      Executive        Employee
                                                                                       Schemes          Schemes
                                                                                       -------          -------
                                                                                                   (Number)
 Christopher J. O'Donnell  .........................................                  514,303                  -
 Peter Hooley  .....................................................                  447,333              3,349
 James L. Dick  ....................................................                  182,500              6,315
 Peter W. Huntley  .................................................                  190,526                  -
 Larry W. Papasan  .................................................                  292,500                  -
 Michael G. Parson  ................................................                   44,208              7,862
 Ronald M. Sparks  .................................................                  167,500                  -
 Dr. Alan Suggett  .................................................                   45,000              3,159
 Paul M. Williams  .................................................                  190,000              4,379
 James Taylor  .....................................................                  111,600              5,835
 Margaret Stewart  .................................................                   88,800              3,349
 James A. Ralston  .................................................                   95,000                  -
 Paul R. Chambers  .................................................                   34,500              4,717


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                              MAJOR SHAREHOLDERS

     As far as is known to Smith & Nephew, the Company is not directly or indirectly owned or controlled by another corporation or by any government.

     As of April 10, 2002, no people are known to Smith & Nephew to have any interest (as defined in the Companies Act 1985) in 3% or more of the Ordinary Shares, other than Axa Investment Managers (8.98%) and FMR Corp & Fidelity (9.75%).


                          RELATED PARTY TRANSACTIONS

     None of the Directors or Officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the Director or Officer, or who is a Director or Officer of any subsidiary of Smith & Nephew) has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of the last fiscal year to April 10, 2002.

ITEM 8 - FINANCIAL INFORMATION

            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

     See "Item 18 - Financial Statements".

Legal Proceedings

     Group companies are parties to various legal proceedings, which are considered to constitute ordinary and routine litigation incidental to the business conducted by the relevant subsidiary, in some of which claims for damages in substantial amounts have been asserted. The outcome of such proceedings cannot readily be foreseen, but management believes that they will not result in any material adverse effect on the financial position of the Group.

Dividends

     In 2000, management changed its dividend policy as part of its strategic emphasis on making Smith & Nephew a recognised growth business. It is the Board's intention that shareholders' future returns will come increasingly from growth in the value of their shares and so will depend less on the dividend. The Board accordingly raised the dividend cover (the ratio of profit to dividends) to around 2.5 times in respect of ordinary dividends for 2000. In 2001, this was raised to 2.7 times. Management believe that this dividend will leave more cash in the business for future investment in acquisitions and organic growth, to support further improvement in shareholder value. For more information see Item 3 - "Key Information - Selected Financial Data - Dividends".


                              SIGNIFICANT CHANGES

     Other than the events discussed in Item 5 - "Operating and Financial Review and Prospects - Trend Information", there have been no significant changes in the Company since December 31, 2001.

ITEM 9 - THE OFFER AND LISTING

     The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were listed on the New York Stock Exchange on November 16, 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents ten Ordinary Shares. The Company has a sponsored ADR facility with the Bank of New York as Depositary.

     As of April 10, 2002, 1,671,806 ADSs equivalent to 16,718,060 Ordinary Shares or approximately 1.8% of the total Ordinary Shares in issue, were outstanding and were held by 15 registered holders.

     As of April 10, 2002, to the knowledge of the Company, there were 26,636 registered holders of Ordinary Shares, of whom 92 had registered addresses in the United States and held a total of 356,882 Ordinary Shares (0.04% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the United States is not representative of the number of beneficial owners of Ordinary Shares resident in the United States.

     The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

Fiscal Year ended December 31:
-----------------------------

                                                                     Ordinary Shares                   ADSs (i)
                                                                     ---------------                   -----
                                                                 High              Low           High            Low
                                                                 ----              ---           ----            ---
                                                                 GBP               GBP            US$            US$
1997  ....................................                       1.96             1.63              -               -
1998  ....................................                       1.87             1.32              -               -
1999  ....................................                       2.18             1.50          34.63           32.88
2000  ....................................                       3.30 (ii)        1.57          46.13           25.13
2001  ....................................                       4.20             2.91          60.91           41.80

Quarters in the Fiscal Year ended December 31:
---------------------------------------------
                                                                     Ordinary Shares                   ADSs (i)
                                                                     ---------------                   ----
                                                                 High              Low           High            Low
                                                                 ----              ---           ----            ---
                                                                 GBP              GBP            US$             US$
2000:
1st Quarter  ......................................              2.17             1.57          35.50           26.13
2nd Quarter  ......................................              2.44             1.68          36.13           25.13
3rd Quarter  ......................................              2.95 (ii)        2.30          42.50           34.69
4th Quarter  ......................................              3.30             2.67          46.13           39.38
2001:
1st Quarter  ......................................              3.33             2.91          48.50           41.80
2nd Quarter  ......................................              3.69             3.15          45.00           52.90
3rd Quarter  ......................................              3.72             3.08          53.65           44.40
4th Quarter  ......................................              4.20             3.39          60.91           48.25
2002:
1st  Quarter  .....................................              4.30             3.84          62.40           55.12

End of the Month:
----------------
                                                                     Ordinary Shares                   ADSs
                                                                     ---------------                   ----
                                                                 High              Low           High            Low
                                                                 ----              ---          ----             ---
                                                                 GBP               GBP           US$             US$
November 2001  ....................................              3.80             3.68          58.99           48.25
December 2001  ....................................              4.20             3.82          60.91           51.60
January 2002  .....................................              4.25             3.84          62.40           55.12
February 2002  ....................................              4.30             3.95          61.53           56.75
March 2002  .......................................              4.26             4.07          61.09           58.40
April 2002 (through April 10, 2002)  ..............              4.12             4.04          61.36           45.30

-------------------------------------
(i)   ADSs were listed on the New York Stock Exchange on November 16, 1999.

(ii) This does not include the anomalous closing share price of 386p on July 31, 2000 on the London Stock Exchange.

ITEM 10 - ADDITIONAL INFORMATION

                    MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarises certain material rights of holders of the Company's ordinary shares under the material provisions of the Company's memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company's memorandum and articles of association. Copies of the Company's memorandum and articles of association have been filed as exhibits to this Annual Report on Form 20-F. The 5-1/2% cumulative preference shares have no voting rights but convey preferential rights to dividends and distribution on winding up.

     The Company's shares may be held in certificated or uncertificated form. No holder of the Company's shares will be required to make additional contributions of capital in respect of the Company's shares in the future.

     In the following description, a "shareholder" is the person registered in the Company's register of members as the holder of an ordinary share.

Directors

     The Company is incorporated under the name "Smith & Nephew plc" and is registered in England and Wales with registered number 324357. The fourth clause of the Company's memorandum of association provides that its objects include to carry on business as an investment holding company, to carry on all or any of the businesses of dealers in and manufacturers of surgical dressings and instruments, pharmaceutical preparations or articles, proprietary articles of all kinds, surgical and scientific apparatus and materials of all kinds and buyers and sellers of goods of all kinds. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

     Under the Company's articles of association, a director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

     A director shall not vote or be counted in any quorum concerning his own appointment or terms of his appointment.

     The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed an amount equal to two and one half times the Company's consolidated share capital and aggregate reserves, but after: adjustments for the variation to share capital and aggregate reserves since the latest audited consolidated balance sheet; and deducting distributed and proposed distributions not previously provided out of profits earned prior to the date of the latest audited consolidated balance sheet, any amount attributable to non-Group shareholders in subsidiaries of the Company and any debit balance on the combined or Group profit and loss account, unless sanctioned by an ordinary resolution of the Company.

     Any Director who has been appointed by the Directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director, holds office only until the next Annual General Meeting and then shall be eligible for election by the shareholders. The other Directors shall retire and be eligible for re-appointment at the third annual general meeting after the meeting at which they were last re-appointed. The Directors are subject to removal with or without cause by the Board or the Shareholders. Any director attaining 70 years of age shall retire at the next Annual General Meeting. Such a director may be re-appointed but shall retire (and be eligible for reappointment) at the next Annual General Meeting.

     Directors are not required to hold any shares of the Company by way of qualification.

Rights Attaching to Shares

     Under English law, dividends are payable on the Company's ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of the Company's ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

     The Company's Board of Directors may pay shareholders such interim dividends as appear to them to be justified by the Company's financial position. If authorised by an ordinary resolution of the shareholders, the Board may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of the Company).

     Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights

     Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 12-2/9 pence in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

   o the chairman of the meeting;

   o at least five shareholders entitled to vote at the meeting;

   o any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

   o any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

     A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

     The necessary quorum for a general meeting is two shareholders present in person carrying a right to vote upon the business to be transacted.

     Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are three kinds:

   o an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

   o a special resolution, which includes resolutions amending the Company's memorandum and articles of association, disapplying statutory pre-emption rights or changing the Company's name; and

   o an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company's shares at a meeting of the holders of such class or relating to certain matters concerning the Company's winding up.

     An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at a meeting at which there is a quorum.

     Special and extraordinary resolutions require the affirmative vote of not less than three-fourths of the persons voting at a meeting at which there is a quorum.

     In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

     Annual General Meetings must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board of Directors. Members with 10% of the Ordinary Share capital of the Company may requisition the Board to convene a meeting.

Variation of Rights

     If, at any time, the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at an Extraordinary General Meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any five persons who hold or represent by proxy not less than one fortieth of the nominal value of the shares of that class.

Rights in a Winding-up

     Except as the Company's shareholders have agreed or may otherwise agree, upon the Company's winding up, the balance of assets available for distribution:

   o after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

   o subject to any special rights attaching to any other class of shares;

is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of any extraordinary resolution of the shareholders and any other sanction required by law, divide among the shareholders the whole or any part of the Company's assets in kind.

Limitations on Voting and Shareholding

     There are no limitations imposed by English law or the Company's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company's shareholders.


                              MATERIAL CONTRACTS

     As detailed in "Item 4 - Information on the Company", under the group strategy and recent developments section, Smith & Nephew acquired ORATEC Interventions, Inc. in March 2002 pursuant to a merger agreement. A copy of this agreement is filed as an exhibit to this Form 20-F.


                               EXCHANGE CONTROLS

     There are no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Smith & Nephew's securities, except for certain restrictions imposed from time to time by Her Majesty's Treasury of the United Kingdom pursuant to legislation, such as The United Nations Act 1946 and the Emergency Laws Act 1964, against the government or residents of certain countries.

     There are no limitations, either under the laws of the United Kingdom or under the Articles of Association of Smith & Nephew, restricting the right of non-UK residents to hold or to exercise voting rights in respect of Ordinary Shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the current practice of the Company to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company's dividend re-investment plan, which are not sent to shareholders with recorded addresses in Canada.


                                   TAXATION

     The comments below are of a general and summary nature and are based on the Company's understanding of certain aspects of current UK and US federal law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address certain US and UK tax consequences to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a US citizen or resident, a corporation or partnership created or organized in or under the laws of the United States, or an estate or trust treated as a United States person under Section 7701(a)(30) of the US Internal Revenue Code (a "US Holder"). The comments set out below do not purport to address all material tax consequences of the ownership of ADSs or Ordinary Shares and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the issued Ordinary Shares. Special rules apply to persons operating clearance and/or depository services and those whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which the US Holder carries on a business in the United Kingdom, or
(ii) a fixed base from which the US Holder performs independent personal services in the United Kingdom. Special rules also apply to certain investors such as tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, US Holders holding ADSs or Ordinary Shares as part of a hedging or conversion transaction or whose functional currency is other than the US dollar and investors liable for alternative minimum tax. In addition, the comments below do not relate to state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on the Company's understanding of current US and UK law and practice and advice received from the Company's UK and US tax advisors. US Holders are recommended to consult their own tax advisors as to the particular consequences to them of the ownership of ADSs or Ordinary Shares.

     For the purpose of the US/UK Double Taxation Treaty and US domestic tax law US Holders of ADSs will be treated as beneficial holders of the Ordinary Shares represented by the ADSs.

Taxation Of Dividends In The United Kingdom

     Smith & Nephew is not obliged to pay UK advance corporation tax ("ACT") on dividends paid on or after April 6, 1999. An individual UK shareholder is treated as receiving taxable income equal to the dividend plus a tax credit of one-ninth of the cash dividend received. This tax credit may be set against the individual's overall UK income tax liability, but in general the tax credit will not be repaid. Under the provisions of the US/UK Double Taxation Treaty, while a UK individual is entitled to a tax credit in respect of dividends paid by a UK company, a US Holder will be entitled to a repayment from the UK Inland Revenue of the tax credit less an amount not exceeding 15% of the aggregate of the cash dividend and the tax credit. As 15% of the aggregate of the cash dividend and the tax credit would exceed the tax credit due, no repayment of the tax credit will be available from the UK Inland Revenue for dividends paid on or after April 6, 1999.

Taxation Of Dividends In The United States

     Dividends will be treated as ordinary income to a US Holder when the dividend is received to the extent paid out of earnings and profits as determined for US federal income tax purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend included in taxable income is the US dollar value of the dividend, converted using the exchange rate on the date of receipt. Distributions in excess of earnings and profits, as determined for US federal income tax purposes, are generally treated as a return of capital (and a reduction of tax basis for US federal income tax purposes) to the extent of the US Holder's investment in the ADSs and Ordinary Shares and thereafter realized as a capital gain. Conversion by a US Holder of sterling received as a distribution from Smith & Nephew into US dollars may result in ordinary income to the US Holder to the extent attributable to fluctuations in foreign currency exchange rates between the date of receipt and the date of conversion.

     A US Holder may elect to be treated as receiving the UK tax credit in respect of dividends paid by a UK company without affirmatively making a claim to the United Kingdom by so indicating on Line 5 of Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) and filing the completed Form 8833 with the US Holder's income tax return for the relevant year. A US Holder making this election will be treated as having received an additional dividend equal to the gross amount of the tax credit (unreduced by amounts withheld), and as having paid the withholding tax due. Thus, the investor must include in income the gross payment deemed received, and may claim a foreign tax credit for the withholding tax treated as paid to the United Kingdom (which tax will be considered due and paid only to the extent of the tax credit).

     For US foreign tax credit limitation purposes, dividends generally will be "passive income" from sources outside the United States. Any exchange gain or loss arising from sterling receipts in respect of dividends paid by Smith & Nephew will generally be treated as ordinary income or loss which is US source income for foreign tax credit limitation purposes.

Taxation of Capital Gains

     US Holders, who are not resident or ordinarily resident for tax purposes in the United Kingdom, will not generally be liable for UK capital gains tax on any capital gain realized upon the sale or other disposition of ADSs and Ordinary Shares unless held in connection with a trade carried on in the United Kingdom through a branch or agency. Furthermore, UK resident individuals who acquire ADSs or Ordinary Shares before becoming temporarily non-UK resident, may remain subject to UK taxation of capital gains on gains realized while non-resident.

     For US tax purposes, gains realized upon the sale or disposition of ADSs and Ordinary Shares by US Holders generally will be capital gains and will be long-term capital gains if the ADSs or Ordinary Shares were held for more than one year. For non-corporate US Holders, net long-term capital gain is subject to a maximum rate of 20%. Gains realised on sale generally will not be regarded as foreign source income for federal income tax purposes.

Inheritance and Estate Taxes

     The UK Inland Revenue imposes inheritance tax on capital transfers which occur on death, and in the seven years preceding death. The UK Inland Revenue considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the United States and is not a UK national or domiciled in the United Kingdom will not be subject to UK inheritance tax in respect of ADSs and Ordinary Shares. A UK national who is domiciled in the United States will be subject to both UK inheritance tax and US Federal Estate Tax but will be entitled to a credit for US Federal Estate Tax charged in respect of ADSs and Ordinary Shares in computing the liability to UK inheritance tax. Conversely, a US citizen who is domiciled or deemed domiciled in the United Kingdom will be entitled to a credit for UK inheritance tax charged in respect of ADSs and Ordinary Shares in computing the liability to US Federal Estate Tax. Special rules apply where ADSs and Ordinary Shares are business property of a permanent establishment of an enterprise situated in the United Kingdom.

US Backup Withholding Tax

     A US Holder may be subject to US backup withholding tax at the rate of 30% (which rate is scheduled to be reduced periodically through 2006) on dividends paid within the United States in respect of ADSs and Ordinary Shares or on the payment of the proceeds from the sale of ADSs or Ordinary Shares, unless the shareholder is a corporation or other exempt recipient, or provides a US taxpayer identification number. US backup witholding tax may also apply if there has been a notification from the Internal Revenue Service of a failure to report all interest or dividends. US information reporting and backup withholding generally will not apply to a payment made outside the United States through an office outside the United States of a non-US broker.

     Backup withholding tax deducted may be credited against the US Holder's US income tax liability, and, where the withholding tax exceeds the actual liability, the US Holder may obtain a refund by filing the appropriate refund claim with the Internal Revenue Service.

UK Stamp Duty and Stamp Duty Reserve Tax

     UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of Ordinary Shares. Transfers of Ordinary Shares will generally be subject to UK stamp duty at the rate of 1/2% of the consideration given for the transfer with the duty rounded up to the nearest GBP5 if necessary. With the exemption of minor fixed charges, no stamp duty is payable on transfers made otherwise than in connection with a sale. For example, the 1/2% charge referred to above does not apply to gifts of Ordinary Shares. No stamp duty is payable in respect of any transfer document or other instrument executed outside the United Kingdom although the underlying agreement to transfer may give rise to stamp duty reserve tax, provided that the instrument is retained outside the United Kingdom. However, interest will run on unpaid stamp duty from the date of the contract until the date that the instrument is brought into the United Kingdom. This new rule applies to contracts executed after October 1, 1999.

     UK stamp duty reserve tax ("SDRT") arises when there is an agreement to transfer shares in UK companies "for consideration in money or money's worth", and so an agreement to transfer Ordinary Shares for money or other consideration may give rise to a charge SDRT at the rate of 1/2% (rounded up to the nearest penny). The charge of SDRT will be cancelled if within 6 years of the agreement an instrument of transfer is produced and the appropriate stamp duty paid.

     Transfers of Ordinary Shares into CREST (an electronic transfer system) are exempt from stamp duty so long as the transferee is a member of CREST and the transfer is in a form that will ensure that the securities become held in uncertificated form within CREST. Paperless transfers of Ordinary Shares within CREST for consideration in money or money's worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions will be collected by CREST at 1/2%, and this will apply whether or not the transfer is effected in the United Kingdom and whether or not the parties to it are resident or situated in the United Kingdom.

     A charge of stamp duty or SDRT at the rates of 1-1/2% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of Ordinary Shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) and will generally be payable by the Depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits. No liability for SDRT will arise on any agreement to transfer an ADS or beneficial interest in an ADS.

     No liability for stamp duty will arise on any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, provided that the ADS and any instrument of transfer or written agreement to transfer remains at all times outside the United Kingdom, and provided further that any instrument of transfer or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing done or to be done in the United Kingdom (the location of the custodian as a holder of Ordinary Shares not being relevant in this context). In any other case, any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to stamp duty.

US/UK Double Taxation Treaty

     On July 24, 2001, the United States and the United Kingdom signed a new income tax treaty to replace the currently effective US/UK Double Taxation Treaty. In addition, in the US/UK Double Taxation Convention on Estate and Gift Tax is currently subject to re-negotiation. Among other things, the new income tax treaty eliminates the tax credit available to US Holders described above under "Taxation of Dividends In the United Kingdom" and "Taxation of Dividends In the United States". The new income tax treaty (and any new estate and gift tax treaty) will not become effective until approved by the US Senate and the UK Parliament. As of the date of this Form 20-F, such approval has not yet occurred.


                             Documents on Display

     It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Form 20-F report and some of the other information submitted by the Company to the SEC may be accessed through this website.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Qualitative information on treasury management and exchange rate and interest rate risk is disclosed in "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Quantitative Information About Market Risk

     The market value of the Group's financial instruments is affected by movements in both interest rates and exchange rates. The sensitivity of profits and cash flows to selective movements in interest rates and exchange rates are discussed below. The sensitivity analysis is based on a range of movements in market rates which could be reasonably expected over the period of a year.

Interest rate sensitivity

     The majority of the Group's financial assets and liabilities, including currency swaps, are at floating interest rates. The Group uses simple floating to fixed rate contract interest rate swaps to meet its objective of protecting borrowing costs and differentials between borrowing and deposit rates within parameters set by the Board. 79% of the interest costs and 78% of the interest income are protected through December 2002, with some protection carrying over into 2004. The following table sets forth notional amounts and weighted average interest rates by expected maturity dates. Variable rates are based on rates at December 31, 2001. The information is presented in sterling and the actual currency of the interest rate swaps is indicated in parentheses.

                                                            Expected to mature in years ending
                                                            ----------------------------------
                                                                        December 31
                                                                        -----------
                                                             2002           2003           2004               Fair value (i)
                                                             ----           ----           ----                ----------
                                                             (GBP million, except interest rates)            (GBP million)
At December 31, 2001:
Principal (sterling)  ....................                    396            140             25                     4.0
Fixed rate receivable  ...................                   5.5%           5.5%           5.6%
Variable rate payable  ...................                   4.4%           4.4%           4.4%

Principal (US dollars)  ..................                    483            113              -                    (10.2)
Fixed rate payable  ......................                   4.6%           4.4%              -
Variable rate receivable  ................                   2.4%           2.4%              -

Principal (euros)  .......................                    103             60              25                    (0.5)
Fixed rate payable  ......................                   4.1%           3.6%           4.5%
Variable rate receivable  ................                   3.3%           3.3%           3.3%

---------------------
(i) The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2001, discounted at market rates of interest at that date.

     An increase of one percentage point in sterling and US dollar interest rates would have reduced the fair value of sterling interest rate swaps by GBP5 million and increased the fair value of US dollar interest rate swaps by GBP6 million. In the case of decreases in interest rates of one percentage point, the changes to the fair values of the interest rate swaps would have been an increase of GBP5 million relating to sterling and a reduction of GBP6 million relating to US dollars.

Exchange rate sensitivity

     All financial instruments denominated in currencies other than sterling hedge foreign currency assets. As a result, changes in fair values of financial instruments do not affect the Group's profit before taxation. The value of foreign currency financial liabilities is expected to be matched by foreign currency cash flows arising from the hedged assets in the longer term. Currency swaps are at floating rates of interest. Foreign currency liabilities outstanding at December 31, 2001 are listed by maturity and currency as follows:

                                                                                           Amount                     Amount
                                                                                         receivable                   payable
                                                                                         ----------                   -------
                                                                                        (GBP million)          (Currency million)
At December 31, 2001:
Within one year:
US dollars  .................................................................                    228.1             US$356.7
Australian dollars  .........................................................                     11.6             Aus$31.7
Euros  ......................................................................                     75.7            Euro121.7
Japanese yen  ...............................................................                      5.6             Yen970.0
South African rand  .........................................................                      5.9                R84.0
New Zealand dollars  ........................................................                      2.3               NZ$8.0
Canadian dollars  ...........................................................                      1.5                C$3.5
Swiss francs  ...............................................................                      0.1               ChF0.2
                                                                                               -------
                                                                                                 330.8
After one year and within two years (US dollars)  ...........................                     52.7              US$78.2
After two years and within three years:
US dollars  .................................................................                     56.5              US$83.2
Euros  ......................................................................                     37.8             Euro60.0
                                                                                               ------
                                                                                                 94.3
After three years and within four years (US dollars)  .......................                     5.2                US$8.2
                                                                                              -------
                                                                                                483.0
                                                                                              =======

     If sterling were to weaken against the US dollar by 10% on average over the year, the reduction in the Group's liquidity in 2002 and later years would be GBP38 million. If sterling were to weaken on average over the year against all currencies excluding the US dollar by 10%, the Group's liquidity would be reduced by GBP15 million in 2002. That is, if sterling were to weaken on average over the year against all currencies by 10%, net debt would increase by GBP53 million due to currency swaps.

     At December 31, 2001, the Group had contracted to exchange within one year the equivalent of GBP177 million. GBP104 million related to sterling against various currencies and GBP109 million related to US dollars against various currencies. Unrealized gains and losses relating to forward currency contracts amounted to GBP3.9 million and GBP1.8 million, respectively. If sterling were to weaken against all other currencies by 10% on average over the year, the fair value of forward foreign exchange contracts would decrease by GBP6 million. If the US dollar were to strengthen by the same amount, the fair value of contracts would increase by GBP5 million.


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

                                   PART III

ITEM 17 - FINANCIAL STATEMENTS

     Not Applicable

ITEM 18 - FINANCIAL STATEMENTS

     The following audited Financial Statements and related Schedule, together with the report of Ernst & Young LLP thereon, are filed as part of the Annual
Report:

                                                                                                               Page
                                                                                                               ----

Report of Independent Auditors  .......................................................................         F-1

Consent of Independent Auditors  ......................................................................         F-1

Consolidated Statement of Income for the fiscal years 2001, 2000 and 1999  ............................         F-2

Consolidated Balance Sheet at fiscal year ends 2001 and 2000  .........................................         F-3

Consolidated Statement of Cash Flow for the fiscal years 2001, 2000 and 1999...........................         F-4

Consolidated Statement of Movements in Share Capital for the fiscal years
2001, 2000 and 1999  ..................................................................................         F-5

Consolidated Statement of Movements in Reserves for the fiscal years
2001, 2000 and 1999  ..................................................................................         F-6

Consolidated Statement of Total Recognized Gains and Losses for the fiscal years
2001, 2000 and 1999  ..................................................................................         F-7

Consolidated Reconciliation of Movements in Shareholders' Equity for the fiscal years
2001, 2000 and 1999  ..................................................................................         F-7

Notes to the Financial Statements  ....................................................................         F-8

Schedule for the fiscal years 2001, 2000 and 1999:  Schedule II - Valuation and Qualifying Accounts  ..         S-1

     All other schedules have been omitted as they are not required under the applicable instructions or the substance of the required information is shown in the Financial Statements.

ITEM 19 - EXHIBITS

Exhibit No.                      Description of Document                Incorporated Herein by
-----------                      -----------------------                ----------------------
                                                                             Reference To              Filed Herewith
                                                                             ------------              --------------

1       (a)           Memorandum of Association                        Form 20-F for the year
                                                                       ended December 31, 2000

        (b)           Articles of Association                                                                     X

2                     Copies of  instruments  defining the rights of
                      holders of  long-term  debt not required to be
                      filed  herewith  or  incorporated   herein  by
                      reference  will be furnished to the Commission
                      upon request.

4       (a)           Material contract: Agreement and Plan of         Exhibit 2.2 to the Form
                      Merger dated as of February 13, 2002, by and     8-K of ORATEC
                      among Smith & Nephew, Inc., Orchid Merger        Interventions, Inc.
                      Corp. and ORATEC Interventions, Inc.             filed with Securities
                                                                       and Exchange Commission
                                                                       on February 19, 2002
                                                                       (File No. 000-26745)




Exhibit No.                      Description of Document                Incorporated Herein by
-----------                      -----------------------                ----------------------
                                                                             Reference To              Filed Herewith
                                                                             ------------              --------------

4       (c) (i)       The Smith & Nephew 1985 Share Option Scheme      Registration  Statement
                                                                       on Form S-8 No. 33-39802

            (ii)      The Smith & Nephew 1990 International            Registration Statement
                      Executive Share Option Scheme                    on Form S-8 No. 33-39814

            (iii)     The Smith & Nephew Long Term Incentive Plan      Form 20-F for the year
                                                                       ended December 31, 2000

            (iv)      The Smith & Nephew 2001 UK Approved Share                                                   X
                      Option Plan

            (v)       The Smith & Nephew 2001 UK Unapproved Share                                                 X
                      Option Plan

            (vi)      The Smith & Nephew 2001 US Share Plan            Registration Statement
                                                                       on Form S-8 No. 333-13694

8                      Principal Subsidiaries                           Form 20-F for the year
                                                                       ended December 31, 2000

                                  SIGNATURES

     The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                                           SMITH & NEPHEW plc
                                                                 (Registrant)


                                                             PAUL R. CHAMBERS
                                                         .....................
                                                          By: Paul R. Chambers
                                                             Company Secretary



April 22, 2002

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                        REPORT OF INDEPENDENT AUDITORS


To:  The Board of Directors
     Smith & Nephew plc

We have audited the accompanying consolidated balance sheets of Smith & Nephew plc as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows, movements in shareholders' equity and total recognized gains and losses for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at December 31, 2001 and 2000, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those followed in the United States (see Note 32 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



London, England                                               Ernst & Young LLP
February 6, 2002




                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33 - 39802, 33 - 39814, 333 - 12052 and 333 - 13694) pertaining to the Smith & Nephew plc employee benefit plans listed on the facing sheets thereof of our report dated February 6, 2002, with respect to the consolidated financial statements and schedule of Smith & Nephew plc included in this Annual Report (Form 20-F) for the year ended December 31, 2001.


London, England                                               Ernst & Young LLP
April 22, 2002

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME

                                                                                    Years ended December 31
                                                                                    -----------------------
                                                                                2001        2000(ii)       1999(ii)
                                                                                ----        ----           ----
                                                                                (GBP million, except per Ordinary
                                                                                             Share amounts)
Turnover - (Note 2)
Ongoing operations  ..................................................         1,012.5         835.4         718.8
Operations contributed to the joint venture  .........................            35.3         138.6         140.0
                                                                               -------       -------       -------
Continuing operations  ...............................................         1,047.8         974.0         858.8
Discontinued operations  .............................................            33.9         160.7         261.1
                                                                               -------       -------       -------
Group turnover  ......................................................         1,081.7       1,134.7       1,119.9
Share of joint venture  ..............................................           123.6             -             -
                                                                               -------       -------       -------
                                                                               1,205.3       1,134.7       1,119.9
Share of joint venture turnover  .....................................          (123.6)            -             -
Cost of sales  .......................................................          (350.2)       (443.6)       (467.6)
                                                                               -------       -------       -------
Gross profit  ........................................................           731.5         691.1         652.3
Marketing, selling and distribution  .................................          (392.1)       (355.0)       (334.8)
Administration  ......................................................          (123.0)       (106.3)       (103.0)
Amortization of acquisition goodwill  ................................           (10.4)         (6.9)         (1.6)
Research and development  ............................................           (50.9)        (46.4)        (45.2)
BSN agency and management fees  ......................................            20.0             -             -
Other income net of expenses  ........................................               -           2.5             -
Exceptional items  ...................................................           (21.1)        (16.3)        (51.7)
                                                                               -------       -------       -------
Operating profit - (Notes 2 and 3)  ..................................           154.0         162.7         116.0
                                                                               =======       =======       =======

Ongoing operations  ..................................................           171.0         143.9         115.1
Operations contributed to the joint venture  .........................             3.6          16.2          15.1
                                                                               -------       -------       -------
Continuing operations before exceptional items  ......................           174.6         160.1         130.2
Ongoing operations exceptional items - (Note 4)  .....................           (19.3)         (7.7)        (31.9)
Operations contributed to the joint venture exceptional items  - (Note 4)         (1.8)         (8.6)        (10.1)
Discontinued operations before exceptional items - (Note 3)  .........             0.5          18.9          37.5
Discontinued operations exceptional items - (Note 4)  ................               -             -          (9.7)
                                                                               -------       -------       -------
Operating profit  ....................................................           154.0         162.7         116.0

Share of operating profit of joint venture before exceptional items  .            12.8             -             -
Share of operating profit of joint venture exceptional items - (Note 4)           (5.0)            -             -
Discontinued operations - net profit on disposals - (Note 5)  ........            49.2         109.5          62.9
                                                                               -------       -------       -------
Profit before interest  ..............................................           211.0         272.2         178.9
Interest income - (Note 6)  ...........................................            2.5           4.4          10.3
Interest expense - (Note 6)  .........................................           (19.9)        (11.4)         (6.9)
                                                                               -------       -------       -------
Profit before taxation  ..............................................           193.6         265.2         182.3
Taxation - (Note 8)  .................................................           (64.0)        (57.7)        (78.6)
                                                                               -------       -------       -------
Profit for the financial year (i)  ...................................           129.6         207.5         103.7
Ordinary dividends - (Note 9)  .......................................           (42.9)        (41.3)        (72.5)
Special dividend - (Note 9)  .........................................               -        (415.6)            -
                                                                               -------       -------       -------
Retained profit/(deficit) for the year  ..............................            86.7        (249.4)         31.2
                                                                               =======       =======       =======

Average number of Ordinary Shares outstanding (million)  .............             921         1,034          1,116
Basic earnings per Ordinary Share - (Note 11)  .......................            14.07p        20.07p         9.29p
Diluted earnings per Ordinary Share - (Note 11)  .....................            13.95p        19.95p         9.27p

Profit before taxation and exceptional items - (Note 10)  ............           170.5         172.0         171.1
Adjusted basic earnings per Ordinary Share - (Note 11)  ..............           12.83p         11.52p        10.07p
Adjusted diluted basic earnings per Ordinary Share - (Note 11)  ......           12.72p         11.45p        10.04p

___________________________
(i) A summary of the adjustments to profit for the financial year that would be required had accounting principles generally accepted in the United States been applied rather than those generally accepted in the United Kingdom is set forth in Note 32 of the Notes to the Financial Statements.

(ii) Year 2000 and 1999 comparative figures have been restated for the adoption of FRS 19 (see Note 20).


         The Notes to the Financial Statements are an integral part of these Financial Statements

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                                                                       December 31
                                                                                       -----------
                                                                              2001                    2000(ii)
                                                                              ----                    ----
Assets                                                                               (GBP million)

Current assets:
Cash and bank  ............................................                           30.0                      24.6
Receivables - (Note 12)  ..................................                          263.2                     281.0
Inventories - (Note 13)  ..................................                          232.2                     228.2
                                                                                     -----                     -----
Total current assets  .....................................                          525.4                     533.8
Fixed assets:
Intangible assets - (Note 14)  ............................            187.8                      153.8
Property, plant and equipment - (Note 15)  ................            245.0                      251.1
Investments - (Note 16)  ..................................             25.7                       24.0
Investment in joint venture - (Note 17)  ..................            114.0                          -
                                                                       -----                      -----
Total fixed assets  .......................................                          572.5                     428.9
                                                                                   -------                     -----
Total assets  .............................................                        1,097.9                     962.7
                                                                                   =======                     =====


Liabilities and Shareholders' Equity

Current liabilities:
Loans - (Note 18)  ........................................                          110.5                      82.0
Trade and other payables - (Note 19)  .....................                          318.0                     322.0
                                                                                     -----                     -----
Total current liabilities  ................................                          428.5                     404.0
Noncurrent liabilities:
Loans - (Note 18)  ........................................                          163.0                     178.9
Trade and other payables - (Note 19)  .....................                            6.5                       8.3
Provisions for liabilities and charges - (Note 20)  .......                           95.3                     103.5
                                                                                     -----                     -----
Total liabilities  ........................................                          693.3                     694.7

Shareholders' equity:
Equity capital  ...........................................            113.1                      112.4
Non-equity capital  .......................................              0.3                        0.3
Share premium  ............................................            135.8                      125.4
Retained earnings  ........................................            155.4                       29.9
                                                                       -----                      -----
Total shareholders' equity (i)  ...........................                          404.6                     268.0
                                                                                   -------                     -----
Total liabilities and shareholders' equity  ...............                        1,097.9                     962.7
                                                                                   =======                     =====

_____________________________
(i) A summary of the adjustments to shareholders' equity that would be required had accounting principles generally accepted in the United States been applied rather than those generally accepted in the United Kingdom is set forth in Note 32 of the Notes to the Financial Statements.

(ii) Year 2000 comparative figures have been restated for the adoption of FRS 19 (see Note 20).




         The Notes to the Financial Statements are an integral part of these Financial Statements

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOW


                                                                                          Years ended December 31
                                                                                          -----------------------
                                                                                   2001(i)      2000(i)        1999(i)
                                                                                   ----         ----           ----
                                                                                            (GBP million)

Net cash inflow from operating activities (ii) - (Note 22)  ..............           191.9        204.0         198.1
                                                                                     -----        -----         -----
Returns on investments and servicing of finance:
Interest received  .......................................................             2.5          4.4          10.3
Interest paid  ...........................................................           (19.0)       (11.4)         (6.9)
                                                                                     ------       ------        ------
Net cash outflow from returns on investments and servicing
of finance  ..............................................................           (16.5)        (7.0)          3.4
Tax paid  ................................................................           (76.2)       (46.5)        (60.1)
                                                                                     ------       ------        ------
                                                                                      99.2        150.5         141.4
Capital expenditure and financial investment:
Capital expenditure  .....................................................           (74.7)       (63.9)        (67.1)
Disposal of fixed assets  ................................................             4.1          6.1           8.7
Trade investment  ........................................................            (2.4)        (6.0)         (6.7)
Own shares vested/(purchased)  ...........................................             0.4         (2.9)            -
                                                                                     ------       ------        ------
                                                                                     (72.6)       (66.7)        (65.1)
                                                                                     ------       ------        ------

Acquisitions and disposals:
Acquisitions  ............................................................           (69.3)       (51.1)        (50.9)
Disposals  ...............................................................            61.7        209.8         121.8
Debt repaid by the joint venture  ........................................            24.6            -             -
Joint venture formation costs  ...........................................           (12.0)           -             -
                                                                                     ------       ------        ------
                                                                                       5.0        158.7          70.9
                                                                                     ------       ------        ------

Equity dividends paid  ...................................................           (42.0)      (475.9)        (70.3)
                                                                                     ------       ------        ------

Cash (outflow)/inflow before use of liquid resources and financing  ......           (10.4)      (233.4)         76.9
Management of liquid resources - (Note 22)  ..............................             -           72.3         (72.3)
Financing:
Issue of ordinary share capital  .........................................             9.0          7.7           4.4
Net increase/(decrease) in borrowings due within one year  ...............            30.2         14.5         (19.1)
(Decrease)/increase in borrowings due after one year  ....................            (7.4)       146.1           2.3
Decrease in currency swaps  ..............................................           (14.0)        (9.6)         (7.3)
                                                                                     ------       ------        ------
Net cash inflow/(outflow) from financing  ................................            17.8        158.7         (19.7)
                                                                                     ------       ------        ------
Increase/(decrease) in cash - (Note 22)  .................................             7.4         (2.4)        (15.1)
                                                                                     ======       ======        ======

__________________________
(i) The significant differences between the cash flow statement presented above and that required under accounting principles generally accepted in the United States are set forth in Note 32 of the Notes to the Financial Statements.

(ii) After GBP23.5 million of outgoings on rationalization program, acquisition integration and divestment costs (2000 - GBP23.1 million, 1999 - GBP18.5 million).


         The Notes to the Financial Statements are an integral part of these Financial Statements

                      SMITH & NEPHEW plc AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS' EQUITY

SHARE CAPITAL

                                          Non-equity             Equity          Non-equity              Equity
                                          capital (i)         capital (ii)       capital (i)          capital (ii)
                                          -----------         ------------       -----------          ------------
                                             5.50%              Ordinary           5.50%                Ordinary
                                          Cumulative             Shares          Cumulative              Shares
                                          Preference          of 12-2/9p         Preference           of 12-2/9p
                                          Shares of           (1999 10p          Shares of             (1999 10p
                                          GBP 1 each            each)           GBP 1 each               each)         Total
                                    ----------------------      -----       ----------------------      -----          -----
                                                   (Number thousand)                           (GBP million)
Authorized:
At January 1, 1999 and
December 31, 1999 .................             450          1,495,500              0.5                   149.5         150.0
Effect of share consolidation (ii)                -           (271,909)               -                       -             -
                                                ---          ---------              ---                   -----         -----
At December 31, 2000 and 2001 ....              450          1,223,591              0.5                   149.5         150.0
                                                ===          =========              ===                   =====         =====

Issued:
At January 1, 1999  ..............             269           1,114,270              0.3                   111.4         111.7
Conversion of bonds  .............               -                 922                -                     0.1           0.1
Exercise of share options  .......               -               2,290                -                     0.3           0.3
Long service awards  .............               -                  63                -                       -             -
                                               ---           ---------              ---                   -----         -----
At December 31, 1999  ............             269           1,117,545              0.3                   111.8         112.1
Conversion of bonds  .............               -                  14                -                       -             -
Exercise of share options  .......               -               1,370                -                     0.1           0.1
Long service awards  .............               -                  24                -                       -             -
                                               ---           ---------              ---                   -----         -----
At August 6, 2000  ...............             269           1,118,953              0.3                   111.9         112.2
Effect of share consolidation (ii)               -            (203,446)               -                       -             -
                                               ---           ---------              ---                   -----         -----
                                               269             915,507              0.3                   111.9          12.2
Conversion of bonds  .............               -                 145                -                       -             -
Exercise of share options  .......               -               3,527                -                     0.5           0.5
Long service awards  .............               -                  10                -                       -             -
                                               ---           ---------              ---                   -----         -----
At December 31, 2000  ............             269             919,189              0.3                   112.4         112.7
Conversion of bonds  .............               -                  26                -                       -             -
Exercise of share options  .......               -               5,588                -                     0.7           0.7
Long service awards  .............               -                   9                -                       -             -
                                               ---           ---------              ---                   -----         -----
At December 31, 2001  ............             269             924,812              0.3                   113.1         113.4
                                               ===           =========              ===                   =====         =====

__________________________
(i) The 5.50% Cumulative Preference Shares are non-voting and carry preferential rights to dividends and distribution on winding up.

(ii) On August 7, 2000, the Ordinary Share Capital was consolidated by the issue of 9 new ordinary shares of 12-2/9p for every 11 ordinary shares of 10p held.


         The Notes to the Financial Statements are an integral part of these Financial Statements

                      SMITH & NEPHEW plc AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS' EQUITY

RESERVES

                                                                                   Share              Retained
                                                                                premium(i)           earnings(ii)(iii)
                                                                                --------             --------
                                                                                      (GBP million)

At January 1, 1999  ..................................................             114.3              259.5
Adjustments on adoption of FRS19 - (Note 20)  ........................                 -              (58.0)
Share options and long service awards  ...............................               3.2                  -
Convertible bonds  ...................................................               0.8                  -
Exchange adjustments  ................................................                 -               (5.8)
Retained profit for the year  ........................................                 -               31.2
Goodwill on disposals  ...............................................                 -               33.5
                                                                                   -----              -----
At December 31, 1999  ................................................             118.3              260.4
Share options and long service awards  ...............................               6.9                  -
Convertible bonds  ...................................................               0.2                  -
Exchange adjustments  ................................................                 -              (12.9)
Retained deficit for the year  .......................................                 -             (249.4)
Goodwill on disposals  ...............................................                 -               31.8
                                                                                   -----              -----
At December 31, 2000  ................................................             125.4               29.9
Share options and long service awards  ...............................              10.4                  -
Exchange adjustments  ................................................                 -               (8.8)
Retained profit for the year  ........................................                 -               86.7
Movements relating to the QUEST - (Note 21)  .........................                 -               (2.1)
Unrealised gain on formation of joint venture  .......................                 -               31.8
Goodwill on operations contributed to the joint venture  .............                 -               17.9
                                                                                   -----              -----
At December 31, 2001  ................................................             135.8              155.4
                                                                                   =====              =====

__________________________
(i) Share premium is not distributable.

(ii) Cumulative net exchange gains at December 31, 2001 of GBP15.0 million (2000 - GBP20.8 million, 1999 - GBP53.7 million) arising on foreign currency net borrowings have been taken to retained earnings. The cumulative amount of goodwill charged to reserves is GBP329.5 million (2000 - GBP344.4 million, 1999 - GBP368.8 million). The movement in goodwill in the year includes a decrease due to goodwill written back to reserves on the contribution of the casting and bandaging and traditional woundcare businesses to the joint venture of GBP17.9 million and increase due to exchange of GBP3.0 million (2000 - decrease of GBP24.4 million, 1999 - decrease of GBP29.6 million). At December 31, 2001, GBP179.4 million was available in the parent company for payment of dividends.

(iii) Retained earnings have been restated for the adoption of FRS 19 (see
Note 20).

         The Notes to the Financial Statements are an integral part of these Financial Statements

                      SMITH & NEPHEW plc AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                                      Years ended December 31
                                                                                      -----------------------
                                                                               2001(i)*    2000(i) (ii)   1999(i) (ii)
                                                                               ----        ----           ----
                                                                                            (GBP million)

Profit for the financial year  ........................................          129.6        205.2        104.8
Prior year adjustment  ................................................              -          2.3         (1.1)
                                                                                 -----        -----        -----
                                                                                 129.6        207.5        103.7
Unrealized gain on formation of joint venture  ........................           31.8            -            -
Currency translation differences on foreign currency
net investments  ......................................................           (8.8)       (12.9)        (5.8)
                                                                                 -----        -----        -----
Total recognized gains and losses relating to the year  ...............          152.6        194.6         97.9
                                                                                 =====        =====        =====

__________________________
(i) The statement of comprehensive income required under accounting principles generally accepted in the United States is set forth in Note 32 of Notes to the Financial Statements.

(ii) Year 2000 and 1999 comparative figures have been restated for the adoption of FRS 19 (see Note 20).

* Included in the Group profit for the financial year is GBP4.4 million profit relating to the joint venture. Total gains and losses recognized since the last annual report are GBP151.9 million.

       CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

                                                                                      Years ended December 31
                                                                                      -----------------------
                                                                                 2001       2000 (ii)     1999(ii)
                                                                                 ----       ----          ----
                                                                                           (GBP million)

Profit for the financial year  ........................................          129.6        205.2        104.8
Prior year adjustment  ................................................              -          2.3         (1.1)
                                                                                 -----        -----        -----
                                                                                 129.6        207.5        103.7
Dividends  ............................................................          (42.9)      (456.9)       (72.5)
                                                                                 -----        -----        -----
Retained profit/(deficit) for the year  ...............................           86.7       (249.4)        31.2
Currency translation adjustments (i)  .................................           (8.8)       (12.9)        (5.8)
Issue of shares  ......................................................           11.1          7.7          4.4
Goodwill on disposals  ................................................              -         31.8         33.5
Goodwill on operations contributed to the joint venture  ..............           17.9            -            -
Unrealized gain on formation of joint venture  ........................           31.8            -            -
Movements relating to the QUEST - (Note 21)  ..........................           (2.1)           -            -
                                                                                 -----        -----        -----
Net addition/(reduction) to shareholders' equity  .....................          136.6       (222.8)        63.3
Opening shareholders' equity  .........................................          268.0        490.8        485.5
Adjustments on adoption of FRS19  .....................................              -            -        (58.0)
                                                                                 -----        -----        -----
Closing shareholders' equity  .........................................          404.6        268.0        490.8
                                                                                 =====        =====        =====

__________________________
(i) Included in shareholders' equity are cumulative translation adjustment losses of GBP48.9 million (2000 - GBP40.1 million, 1999 - GBP27.2 million).

(ii) Year 2000 and 1999 comparative figures have been restated for the adoption of FRS 19 (see Note 20).


         The Notes to the Financial Statements are an integral part of these Financial Statements

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                       NOTES TO THE FINANCIAL STATEMENTS


1.    Accounting Policies
      The financial statements have been prepared under the historical cost convention and in accordance with Financial Reporting Standard 19 (FRS
      19), the applicable sections of Financial Reporting Standard 17 (FRS 17) and other applicable UK accounting standards.

      Consolidation
      The consolidated financial statements include the financial statements of Smith & Nephew plc (the "Company") and the financial statements of all the subsidiary and associated undertakings during the year ended December 31, 2001 for the periods which they were members of the Group. In these financial statements, "Group" means the Company and all its subsidiaries. All material intercompany transactions are eliminated.

      Joint arrangements are included in the consolidated financial statements in proportion to the Group's interest in their results, assets and liabilities. Joint ventures are included in the consolidated financial statements under the gross equity method.

      Turnover
      Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes.

      Foreign currencies
      Balance sheet items of overseas companies and foreign currency borrowings are translated into sterling at the year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiaries and associated undertakings are translated at the average rates for the year.

      Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges. Changes in the fair value of these forward contracts are recognized in the income statement on the ultimate sale of the item purchased.

      The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge intragroup equity investments; and the differences arising between the translation of profits at average and closing rates of exchange. All other exchange differences are dealt with through the income statement.

      Intangible fixed assets
      Goodwill, representing the excess of purchase consideration over fair value of net assets acquired prior to December 31, 1997, was written off direct to reserves in the year of acquisition. Goodwill acquired since January 1, 1998 is capitalized and written off over a period not exceeding 20 years, except for goodwill arising on the formation of the BSN Medical joint venture, which is not amortized but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act to amortize goodwill, is adopted in order to show a true and fair view (See Note 17). Goodwill previously written off to reserves is included in the calculation of gains and losses on disposals.

      Purchased patents, know-how, trade marks, licenses and distribution rights are capitalized and amortized over a period not exceeding 20 years.

      Tangible fixed assets
      Tangible fixed assets are stated at cost and, except for freehold land, are depreciated as wasting assets. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment are depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

1.    Accounting Policies - (continued)

      Assets held under finance (capital) leases are capitalized as tangible fixed assets and depreciated accordingly. The capital element of future lease payments is included in loans and interest is charged to the income statement on a reducing balance basis over the term of the lease.

      Investments
      Entities in which the Group holds an interest on a long-term basis and are controlled by the Group and one other under a contractual agreement are joint ventures. Joint arrangements are those where the Group participates with a third party in an arrangement to carry on a trade or business. Trade investments are stated at cost less provision for any permanent diminution in value.

      Inventories and work-in-progress
      Finished goods and work-in-progress are valued at factory cost, including appropriate overheads on a first-in first-out basis. Raw materials are valued at purchase price and all inventories are reduced to net realizable value where lower.

      Deferred taxation
      Deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more tax. Deferred taxation is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

      Derivative instruments
      Currency swaps to match foreign currency assets with foreign currency liabilities are translated into sterling at the year end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps used to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are offset against the interest in the period relating to the hedge.

      Research and development
      Revenue expenditure on research and development is written off as incurred.

      Postretirement benefits
      The Group's major pension plans are of the defined benefit type. For these plans, costs are charged to the income statement so as to spread the expense of providing future pensions to employees over their working lives with the Group. For defined contribution plans contributions are charged to the income statement as they become payable. Where the Group provides healthcare benefits after retirement the expected cost of these is charged to the income statement over the employees' working lives with the Group.

      Use of estimates
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

2.    Segmental Analysis

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                              Restated       Restated
                                                                                 2001           2000           1999
                                                                                 ----           ----           ----
                                                                                            (GBP million)
     Group Sales by activity
     Ongoing operations  ............................................          1,012.5          835.4           718.8
     Operations contributed to the joint venture  ...................             35.3          138.6           140.0
                                                                               -------        -------         -------
     Continuing operations  .........................................          1,047.8          974.0           858.8
     Discontinued operations  .......................................             33.9          160.7           261.1
                                                                               -------        -------         -------
                                                                               1,081.7        1,134.7         1,119.9
                                                                               =======        =======         =======

     Group Sales by geographical origin
     United Kingdom  ................................................            178.6          164.1           151.3
     Continental Europe  ............................................            212.0          170.3           170.3
     United States  .................................................            685.4          556.2           467.2
     Other America  .................................................             31.8           26.9            22.3
     Africa, Asia and Australasia  ..................................            136.5          126.8           114.7
                                                                               -------        -------         -------
                                                                               1,244.3        1,044.3           925.8
     Operations contributed to the joint venture  ...................             35.3          138.6           140.0
                                                                               -------        -------         -------
     Continuing operations  .........................................          1,279.6        1,182.9         1,065.8
     Discontinued operations  .......................................             33.9          160.7           261.1
                                                                               -------        -------         -------
                                                                               1,313.5        1,343.6         1,326.9
     Less intragroup sales  .........................................           (231.8)        (208.9)         (207.0)
                                                                               -------        -------         -------
                                                                               1,081.7        1,134.7         1,119.9
                                                                               =======        =======         =======

     Group Sales by geographical market
     United Kingdom  ................................................             91.2           73.4            70.7
     Continental Europe  ............................................            198.0          157.0           139.4
     United States  .................................................            547.8          435.3           365.3
     Other America  .................................................             32.8           25.3            22.3
     Africa, Asia and Australasia  ..................................            142.7          144.4           121.1
                                                                               -------        -------         -------
                                                                               1,012.5          835.4           718.8
     Operations contributed to the joint venture  ...................             35.3          138.6           140.0
                                                                               -------        -------         -------
     Continuing operations  .........................................          1,047.8          974.0           858.8
     Discontinued operations  .......................................             33.9          160.7           261.1
                                                                               -------        -------         -------
                                                                               1,081.7        1,134.7         1,119.9
                                                                               =======        =======         =======

     Operating profit by activity
     Ongoing operations  ............................................            151.7          136.2            83.2
     Operations contributed to the joint venture  ...................              1.8            7.6             5.0
                                                                               -------        -------         -------
     Continuing operations  .........................................            153.5          143.8            88.2
     Discontinued operations  .......................................              0.5           18.9            27.8
                                                                               -------        -------         -------
                                                                                 154.0          162.7           116.0
                                                                               =======        =======         =======


       Sales, profits and operating assets for year 2000 and 1999 have been restated for FRS 19 (see Note 20) and to reflect the final outcome of the Joint Venture Agreement whereby Smith & Nephew retained distribution of BSN Medical products in certain countries.

       Exceptional costs of GBP21.1 million have been charged in 2001 (2000 - GBP16.3 million, 1999 - GBP51.7 million) as follows: Ongoing operations GBP19.3 million (2000 - GBP7.7 million, 1999 - GBP31.9 million) and Operations contributed to the joint venture GBP1.8 million (2000 - GBP8.6 million, 1999 - GBP10.1 million) and discontinued operations nil (2000 - nil, 1999 - GBP9.7 million).

       Ongoing operations comprise the continuing businesses of orthopaedics, endoscopy, advanced wound management and rehabilitation.

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)


2.     Segmental Analysis - (continued)

       On April 1, 2001, the casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture.

       Discontinued operations comprise the results of the ear, nose and throat business and in 2000 the first half year results of the consumer business. In 1999, discontinued operations comprise the results of the ear, nose and throat and consumer business and six months of trading relating to the bracing business.

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                              Restated       Restated
                                                                                 2001           2000           1999
                                                                                 ----           ----           ----
                                                                                                 (GBP million)
     Operating profit by geographic origin
     United Kingdom  ...............................................              20.8           23.6           18.7
     Continental Europe  ...........................................              16.1           13.0            9.6
     United States  ................................................             114.4           85.7           67.4
     Other America  ................................................               1.0            3.4            4.2
     Africa, Asia and Australasia  .................................              18.7           18.2           15.2
     Exceptional items  ............................................             (19.3)          (7.7)         (31.9)
                                                                                 -----         ------           -----
     Ongoing operations  ...........................................             151.7          136.2           83.2
     Operations contributed to the joint venture  ..................               3.6           16.2           15.1
     Exceptional items  ............................................              (1.8)          (8.6)         (10.1)
                                                                                 -----         ------           -----
     Continuing operations  ........................................             153.5          143.8           88.2
     Discontinued operations  ......................................               0.5           18.9           37.5
     Exceptional items  ............................................                 -              -          (9.7)
                                                                                 -----         ------          ------
                                                                                 154.0          162.7          116.0
                                                                                 =====         ======          ======

       Ongoing operations exceptional costs of GBP11.7 million were incurred in the United Kingdom, GBP5.1 million in Continental Europe, GBP1.5 million in United States and GBP1.0 million in Africa, Asia and Australasia in 2001 (2000 - GBP7.7 million: United Kingdom GBP3.5 million, Continental Europe GBP1.3 million, United States GBP3.4 million, Other America GBP0.2 million and Africa, Asia and Australasia gain of GBP0.7 million, 1999 - GBP31.9 million: United Kingdom GBP2.9 million, Continental Europe GBP3.0 million, United States GBP24.3 million, Other America GBP0.3 million and Africa, Asia and Australasia GBP1.4 million). GBP1.8 million was charged to Operations contributed to the joint venture in 2001 (2000 - GBP8.6 million, 1999 - GBP10.1 million). Nil was charged to discontinued operations in 2001 (2000 - nil, 1999 - GBP9.7 million).

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

2.    Segmental Analysis - (continued)

                                                                                             December 31
                                                                                             -----------
                                                                                        Restated       Restated
                                                                                  2001          2000          1999
                                                                                  ----          ----          ----
                                                                                             (GBP million)
     Operating assets by activity
     Ongoing operations  ...........................................              680.5          572.1          502.5
     Operations contributed to the joint venture  ..................                  -           67.7           65.0
                                                                                  -----         ------          -----
     Continuing operations  ........................................              680.5          639.8          567.5
     Discontinued operations  ......................................                  -           26.1           74.0
                                                                                  -----         ------          -----
                                                                                  680.5          665.9          641.5
                                                                                  =====         ======          =====
     Operating assets by geographic origin
     United Kingdom  ...............................................              138.3           82.4           88.4
     Continental Europe  ...........................................               72.3           68.5           61.7
     United States  ................................................              397.6          365.2          294.6
     Other America  ................................................               15.2           11.6           10.2
     Africa, Asia and Australasia  .................................               57.1           44.4           47.6
                                                                                  -----         ------          -----
     Ongoing operations  ...........................................              680.5          572.1          502.5
     Operations contributed to the joint venture  ..................                  -           67.7           65.0
                                                                                  -----         ------          -----
     Continuing operations  ........................................              680.5          639.8          567.5
     Discontinued operations  ......................................                  -           26.1           74.0
                                                                                  -----         ------          -----
                                                                                  680.5          665.9          641.5
                                                                                  =====         ======          =====

     Operating assets comprise fixed assets, stocks and debtors less creditors and provisions other than investment in the joint venture, net borrowings, taxation and dividends.
                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                             Restated       Restated
                                                                                  2001           2000           1999
                                                                                  ----           ----           ----
     Capital expenditure by geographic origin
     United Kingdom  ...............................................              13.0            7.8           16.6
     Continental Europe  ...........................................               8.5            7.5            7.4
     United States  ................................................              42.5           31.6           29.9
     Other America  ................................................               1.7            0.9            0.7
     Africa, Asia and Australasia  .................................               7.8            5.9            6.5
                                                                                  ----          -----           ----
     Ongoing operations  ...........................................              73.5           53.7           61.1
     Operations contributed to the joint venture  ..................               0.8            8.9            0.8
     Discontinued operations  ......................................               0.4            1.3            5.2
                                                                                  ----          -----           ----
                                                                                  74.7           63.9           67.1
                                                                                  ====          ======          ====

       Capital expenditure relates to additions of tangible and intangible fixed assets. In 2001, GBP2.4 million of additions to trade investments related to the United States and GBP1.2 million additions to own shares related to the United Kingdom. In 2000, GBP6.0 million of additions to trade investments related to the United States and GBP2.9 million additions to own shares related to the United Kingdom.

     Depreciation by geographic origin
     United Kingdom  ...............................................              12.6           13.6           10.1
     Continental Europe  ...........................................               5.2            5.6            6.4
     United States  ................................................              35.8           32.0           25.1
     Other America  ................................................               0.9            0.9            1.0
     Africa, Asia and Australasia  .................................               5.0            5.8            5.9
                                                                                  ----          -----           ----
     Ongoing operations  ...........................................              59.5           57.9           48.5
     Operations contributed to the joint venture  ..................               0.5            1.9            2.1
     Discontinued operations  ......................................               0.3            2.5            5.3
                                                                                  ----          -----           ----
                                                                                  60.3           62.3           55.9
                                                                                  ====          =====           ====

Amounts include depreciation of tangible fixed assets and amortization of intangible fixed assets.

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)


2.    Segmental Analysis - (continued)

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                  2001           2000           1999
                                                                                  ----           ----           ----
                                                                                             (GBP million)
     Operating cash flow
     Ongoing operations  ...........................................             112.9          108.5            81.3
     Operations contributed to the joint venture  ..................               4.1            8.4            18.5
                                                                                 -----          -----           -----
     Continuing operations  ........................................             117.0          116.9            99.8
     Discontinued operations  ......................................               2.3           20.4            33.2
                                                                                 -----          -----           -----
                                                                                 119.3          137.3           133.0
                                                                                 =====          =====           =====

     Operating cash flow by geographic origin
     United Kingdom  ...............................................              22.3           11.0            17.1
     Continental Europe  ...........................................               8.9           13.5             9.0
     United States  ................................................              76.0           67.8            44.9
     Other America  ................................................              (2.1)          (1.5)           (0.5)
     Africa, Asia and Australasia  .................................               7.8           17.7            10.8
                                                                                 -----          -----           -----
     Ongoing operations                                                          112.9          108.5            81.3
     Operations contributed to the joint venture  ..................               4.1            8.4            18.5
     Discontinued operations  ......................................               2.3           20.4            33.2
                                                                                 -----          -----           -----
                                                                                 119.3          137.3           133.0
                                                                                 =====          =====           =====

       Operating cash flow comprises net cash inflow from operations of GBP191.9 million (2000 - GBP204.0 million, 1999 - GBP198.1 million), less capital expenditure net of fixed asset disposals of GBP72.6 million (2000 - GBP66.7 million, 1999 - GBP65.1 million).

3.    Operating Profit

                                                                                 Year ended December 31, 2001
                                                                                 ----------------------------
                                                                          Continuing      Discontinued
                                                                          operations       operations         Total
                                                                          ----------      -------------       -----
                                                                                         (GBP million)

     Net sales proceeds  .......................................            1,047.8             33.9          1,081.7
     Cost of sales  ............................................             (329.3)           (20.9)          (350.2)
                                                                            -------             ----          -------
     Gross profit  .............................................              718.5             13.0            731.5
     Marketing, selling and distribution  ......................             (383.1)            (9.0)          (392.1)
     Administration  ...........................................             (120.3)            (2.7)          (123.0)
     Amortization of acquisition goodwill  .....................              (10.4)               -            (10.4)
     Research and development  .................................              (50.1)            (0.8)           (50.9)
     BSN agency and management fees  ...........................               20.0                -             20.0
     Exceptional items  ........................................              (21.1)               -            (21.1)
                                                                            -------             ----          -------
     Operating profit  .........................................              153.5              0.5            154.0
                                                                            =======             ====          =======


       Results of continuing operations in 2001 have been stated after charging exceptional costs of GBP21.1 million, which were incurred as follows: cost of sales GBP9.5 million, marketing, selling and distribution GBP6.6 million, administration GBP4.6 million, research and development GBP0.4 million.

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

3.    Operating Profit - (continued)

                                                                             Year ended December 31, 2000 Restated
                                                                             --------------------------------------
                                                                          Continuing      Discontinued
                                                                          operations       operations         Total
                                                                          -----------      ----------         -----
                                                                                       (GBP million)

     Net sales proceeds  .......................................              974.0            160.7          1,134.7
     Cost of sales  ............................................             (343.1)          (100.5)          (443.6)
                                                                              -----            -----            -----
     Gross profit  .............................................              630.9             60.2            691.1
     Marketing, selling and distribution  ......................             (322.4)           (32.6)          (355.0)
     Administration  ...........................................              (98.4)            (7.9)          (106.3)
     Amortization of acquisition goodwill  .....................               (6.9)               -             (6.9)
     Research and development  .................................              (45.2)            (1.2)           (46.4)
     Other income net of expenses  .............................                2.1              0.4              2.5
     Exceptional items  ........................................              (16.3)               -            (16.3)
                                                                            -------             ----          -------
     Operating profit  .........................................              143.8             18.9            162.7
                                                                            =======             ====          =======

       Results of continuing operations in 2000 were stated after charging exceptional costs of GBP16.3 million, which were incurred as follows:
       cost of sales GBP13.2 million, marketing, selling and distribution
       GBP1.2 million, administration GBP1.9 million.

Year 2000 figures have been restated for the adoption of FRS 19 (see
Note 20).

                                                                             Year ended December 31, 1999 Restated
                                                                             -------------------------------------
                                                                          Continuing      Discontinued
                                                                          operations       operations         Total
                                                                          ----------      ------------        -----
                                                                                         (GBP million)

     Net sales proceeds  .......................................              858.8            261.1          1,119.9
     Cost of sales  ............................................             (321.7)          (145.9)          (467.6)
                                                                              -----            -----         --------
     Gross profit  .............................................              537.1            115.2            652.3
     Marketing, selling and distribution  ......................             (273.1)           (61.7)          (334.8)
     Administration  ...........................................              (89.7)           (13.3)          (103.0)
     Amortization of acquisition goodwill  .....................               (1.6)               -             (1.6)
     Research and development  .................................              (42.5)            (2.7)           (45.2)
     Exceptional items  ........................................              (42.0)            (9.7)           (51.7)
                                                                              -----            -----         --------
     Operating profit  .........................................               88.2             27.8            116.0
                                                                              =====            =====         ========


       Results of continuing operations in 1999 were stated after charging exceptional costs of GBP42.0 million, which were incurred as follows: cost of sales GBP8.2 million, marketing, selling and distribution GBP4.6 million, administration GBP16.7 million, other income net of expenses GBP12.5 million.

       Results of discontinued operations in 1999 were stated after charging exceptional costs of GBP9.7 million, which were incurred as follows: cost of sales GBP3.8 million, marketing, selling and distribution GBP1.8 million, administration GBP4.1 million.

Year 1999 figures have been restated for the adoption of FRS 19 (see
Note 20).

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)


3.    Operating Profit - (continued)

      Operating profit is stated after charging/(crediting) the following items:

                                                                                      Years ended December 31
                                                                                      -----------------------
                                                                           2001            2000                 1999
                                                                           ----            ----                 ----
                                                                                          (GBP million)

      Amortization of intangibles  ................................             1.8             2.4              4.0
      Depreciation  ...............................................            48.1            53.0             50.3
      Exceptional asset provisions  ...............................               -               -             28.6
      (Profit)/loss on sale of fixed assets  ......................            (0.7)            3.2              1.9
      Operating lease rentals for land and buildings  .............             8.3             8.8              8.2
      Auditors' remuneration  .....................................             0.8             1.0              1.1
      Advertising costs  ..........................................            15.6            22.3             26.7

       Payments made to the Group's auditors for non-audit services amounted to GBP1.5 million (2000 - GBP1.2 million, 1999 - GBP0.5 million) in the United Kingdom and GBP1.0 million (2000 - GBP0.9 million, 1999 -
       GBP0.8 million) outside the United Kingdom. Of these payments, GBP1.7 million (2000 - GBP1.6 million, 1999 - GBP0.8 million) relates to taxation services and GBP0.8 million (2000 - GBP0.5 million, 1999 - GBP0.5 million) to statutory and other certifications and accountancy services. Of the total payments for non-audit services, GBP1.3 million (2000 - GBP0.9 million, 1999 - GBP0.4 million) relates to capital transactions.

4.     Exceptional items

       Operating exceptional items within ongoing operations of GBP19.3 million comprise GBP2.9 million manufacturing rationalization, GBP7.5 million rationalization consequent on the contribution of the businesses to BSN Medical and GBP8.9 million integration in connection with the acquisition of the Advanced Woundcare business from Beiersdorf AG. Operating exceptional items within operations contributed to the joint venture represent manufacturing rationalization costs of operations subsequently contributed to BSN Medical. The Group's share of exceptional items of the joint venture relates to its share of manufacturing rationalization costs.

       In 2000, operating exceptional items within ongoing operations of GBP7.7 million comprised the cost of the manufacturing rationalization program begun in 1999 of GBP4.3 million and acquisition integration costs of GBP3.4 million, principally in connection with the Collagenase business acquired in January 2000 and the Orthopaedics Biosystems business acquired in November 2000. Operating exceptional items within operations contributed to the joint venture represent manufacturing rationalization costs of operations subsequently contributed to BSN Medical.

       In 1999, operating exceptional items within ongoing operations of GBP31.9 million comprised the cost of the manufacturing rationalization begun in April 1999 of GBP14.2 million, a GBP6.5 million provision against the cost of intangible fixed assets, a GBP6.0 million provision against the Group's equity investment in Advanced Tissue Sciences, Inc. and acquisition integration costs of GBP5.2 million, principally in connection with the Exogen business acquired in September 1999. Operating exceptional items within operations contributed to the joint venture represent manufacturing rationalization costs of operations subsequently contributed to the joint venture. Operating exceptional items within discontinued operations represent manufacturing rationalization costs of operations subsequently discontinued.

5.     Net Profit and Loss on Disposals

       The net profit on disposal in 2001 of GBP49.2 million relates to the sale of the ear, nose and throat business in June 2001 for a net cash consideration of GBP61.7 million. This profit represents the gain on net assets realized.

       The net profit on disposal in 2000 of GBP109.5 million relates to the sale of the consumer healthcare business in June 2000 for cash consideration of GBP209.8 million. The net profit comprises a gain of

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

5.     Net Profit and Loss on Disposals - (continued)

       GBP141.3 million on net assets realized, less GBP31.8 million of acquisition goodwill previously written off to reserves. This profit has been restated from GBP106.3 million to GBP109.5 million as a consequence of adopting FRS 19 (See Note 20).

       The net profit on disposal of GBP62.9 million in 1999 relates to the sale of the bracing business in July 1999 for cash consideration of GBP121.8 million. The net profit comprises a gain of GBP96.4 million on net assets realized, less GBP33.5 million of acquisition goodwill previously written off to reserves.

6.       Interest

                                                                                     Years ended December 31
                                                                                     -----------------------
                                                                                 2001            2000            1999
                                                                                 ----            ----            ----
                                                                                            (GBP million)

         Interest income  ..............................................          2.5             4.4            10.3
                                                                                 ====            ====            ====
         Interest expense:
         On bank borrowings  ...........................................         17.5             8.7             6.1
         Other borrowings  .............................................          1.5             2.7             0.8
                                                                                 ----            ----            ----
                                                                                 19.0            11.4             6.9
         Share of joint venture's net interest payable                            0.9               -               -
                                                                                 ----            ----            ----
                                                                                 19.9            11.4             6.9
                                                                                 ====            ====            ====

         Interest payable on currency swaps amounting to GBP22.2 million
         (2000 - GBP23.5 million, 1999 - GBP25.8 million) has been set off against interest receivable.

7.        Employees and Directors

          The average number of employees was:
                                                                                      Years ended December 31
                                                                                      -----------------------
                                                                                 2001              2000          1999
                                                                                 ----              ----          ----
                                                                                             (Number)

          United Kingdom  ...............................................        1,810          2,589           2,973
          Continental Europe  ...........................................        1,281          1,549           1,602
          United States  ................................................        3,057          2,974           2,926
          Other America  ................................................          253            413             444
          Africa, Asia and Australasia  .................................        1,525          2,910           3,268
                                                                                 -----         ------          ------
                                                                                 7,926         10,435          11,213
                                                                                 =====         ======          ======

          Staff costs amounted to:

                                                                                        Years ended December 31
                                                                                        -----------------------
                                                                                 2001             2000           1999
                                                                                 ----             ----           ----
                                                                                             (GBP million)

          Wages and salaries  ...........................................        245.0          249.1           232.1
          Social security costs  ........................................         25.7           25.4            25.1
          Other pension costs - (Note 26)  ..............................         10.4           10.6             9.1
                                                                                 -----          -----           -----
                                                                                 281.1          285.1           266.3
                                                                                 =====          =====           =====

       Aggregate emoluments of the directors, including pension entitlements of GBP81,000 (2000 - GBP98,000 1999 - GBP78,000), were GBP1,685,000
       (2000 - GBP2,107,000, 1999 - GBP1,789,000). The emoluments of the highest paid director excluding pension entitlement were GBP770,000 (2000 - GBP684,000, 1999 - GBP586,000). The accrued pension of the highest paid director at the end of the year was GBP119,000 (2000 - GBP95,000, 1999 - GBP75,000).

       Information concerning the individual directors' emoluments, pension entitlements, shareholdings and share options is shown in Item 6 "Directors, Senior Management and Employees".

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

8.    Taxation

                                                                                     Years ended December 31
                                                                                     ------------------------
                                                                                             Restated       Restated
                                                                                2001           2000           1999
                                                                                ----           ----           ----
                                                                                            (GBP million)

     Current taxation:
     UK corporation tax at 30% (2000 - 30%, 1999 - 30-1/4%)  ............         9.5            28.8             29.7
     UK adjustments in respect of prior years  .......................           (1.5)           (2.6)               -
                                                                                 ----            ----             ----
                                                                                  8.0            26.2             29.7
     Overseas tax  ...................................................           51.4            28.1             47.6
     Overseas adjustments in respect of prior years  .................            3.6            (5.0)               -
                                                                                 ----            ----             ----
                                                                                 55.0            23.1             47.6
     Share of joint venture's tax charge  ............................            3.3               -                -
                                                                                 ----            ----             ----
     Total current taxation  .........................................           66.3            49.3             77.3
     Deferred taxation:
     Origination and reversal of timing differences  .................           (0.3)            4.2              4.2
     Adjustments to estimated amounts arising in prior periods in
     respect of assets  ..............................................           (1.2)            4.2             (2.9)
     Share of joint venture's deferred taxation  .....................           (0.8)              -                -
                                                                                 ----            ----             ----
     Total deferred taxation  ........................................           (2.3)            8.4              1.3
                                                                                 ----            ----             ----
                                                                                 64.0            57.7             78.6
                                                                                 ====            ====             ====

       The tax charge has been reduced by GBP6.0 million, of which GBP1.4 million arises in the joint venture, as a consequence of the exceptional costs of the rationalization program and acquisition integration costs and increased by GBP17.7 million as a result of the exceptional profit on disposal.

       The tax charge was reduced by GBP3.2 million in 2000 as a consequence of the exceptional costs of the rationalization program and acquisition integration costs and increased by GBP8.0 million as a result of the exceptional profit on disposal.

       The tax charge was reduced by GBP9.5 million in 1999 as a consequence of the exceptional costs of the rationalization program and acquisition integration costs and increased by GBP29.4 million as a result of the exceptional profit on disposal.

       Adoption of FRS 19 has required a change in accounting for deferred tax. As a result the 2000's tax charge has been restated from GBP56.2 million to GBP57.7 million and 1999's tax charge has been restated from GBP77.3 million to GBP78.6 million.

       The standard rate of tax for 2001 is based on the UK Standard rate of corporation tax of 30% (2000 - 30%, 1999 - 30-1/4%). The current tax charge differs from the standard rate as follows:

                                                                                     Years ended December 31
                                                                                     -----------------------
                                                                                2001           2000               1999
                                                                                ----           ----               ----
                                                                                               (%)

     UK standard rate  ............................................            30.0              30.0            30.3
     Non-deductible/non-taxable items  ............................            (3.9)             (9.1)            8.2
     Prior year items  ............................................             1.1              (2.8)             -
     Overseas income taxed at other than UK standard rate  ........             5.8               3.6             4.7
     Capital allowances in excess of depreciation and other timing
     differences for the period  ..................................             1.2              (3.2)           (0.8)
                                                                               ----              ----            ----
     Total current tax rate  ......................................            34.2              18.5            42.4
                                                                               ====              ====            ====

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.    Taxation - (continued)

       Factors that may affect the future current tax rate include a change in the proportion of profits earned in overseas jurisdictions and taxed at rates in excess of 30%, the remittance of overseas earnings on which tax has not been provided and timing differences between capital allowances and depreciation.

9.     Dividends

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                   2001          2000          1999
                                                                                   ----          ----          ----
                                                                                             (GBP million)

      Ordinary interim of 1.75p (2000 - 1.7p, 1999 - 2.5p)  ............          16.1          15.6           27.8
      Ordinary final of 2.9p (2000 - 2.8p, 1999 - 4.0p)  ...............          26.8          25.7           44.7
                                                                                  ----          ---            ----
                                                                                  42.9          41.3           72.5
                                                                                  ====          ====           ====


       A special dividend of GBP415.6 million (37.14p per old ordinary 10p share) was paid on August 11, 2000. Non-equity preference dividends amounting to GBP15,000 were paid in 2001 (2000 - GBP15,000, 1999 -
       GBP13,000).

10.    Results Before Exceptional Items

       In order to provide a trend measure of underlying performance, profit before taxation is adjusted below to exclude exceptional items, and earnings per share has been recalculated as set out in Note 11.

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                            Restated       Restated
                                                                                  2001        2000           1999
                                                                                  ----        ----           ----
                                                                                               (GBP million)

      Profit before taxation  ...........................................           193.6        265.2         182.3
                                                                                   ------        ------        -----
      Adjustments:
      Continuing operations: exceptional items  .........................            21.1        16.3           42.0
      Share of operating profit of the joint venture: exceptional items               5.0           -              -
      Discontinued operations: exceptional items  .......................               -           -            9.7
      Discontinued operations: net gain on disposals  ...................           (49.2)      (109.5)        (62.9)
                                                                                   ------        ------        -----
                                                                                    (23.1)       (93.2)        (11.2)
                                                                                   ------        ------        -----

      Profit before taxation and exceptional items  .....................           170.5        172.0         171.1
                                                                                   ======        ======        =====

      Taxation on profit before exceptional items  ......................            52.3         52.9          58.7
                                                                                   ======        ======        =====

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

11.   Earnings per Ordinary Share

       The calculation of basic earnings per Ordinary Share of 14.07p (2000 - 20.07p, 1999 - 9.29p) is based on profit on ordinary activities after taxation and preference dividends of GBP129.6 million (2000 - GBP207.5 million, 1999 - GBP103.7 million) and on 921 million Ordinary Shares, being the weighted average number of shares in issue during the year (2000 - 1,034 million, 1999 - 1,116 million). No adjustment has been made to comparative data in respect of the share consolidation as together with the special dividend payment the overall effect was that of share repurchase at fair value.

       The calculation of diluted earnings per Ordinary Share is based on basic earnings, as defined above, and on 929 million Ordinary Shares (2000 - 1,040 million, 1999 - 1,119 million) calculated as follows:

                                                                                       Years ended December 31
                                                                                       ------------------------
                                                                                   2001          2000        1999
                                                                                   -----         ----        ----
                                                                                     (Shares million, except per
                                                                                       Ordinary Share amounts)

      Basic weighted average number of shares  ........................             921         1,034        1,116
      Weighted average number of shares under option  .................              20            22           16
      Number of shares that would have been issued at fair value  .....             (12)          (16)         (13)
                                                                                    ----        ------       ------
      Diluted weighted average number of shares  ......................             929         1,040        1,119
                                                                                    ===         =====        =====
      Diluted earnings per Ordinary Shares  ...........................           13.95p         19.95p       9.27p
                                                                                  =====          =====       =====




The calculation of adjusted basic earnings per Ordinary Share is as follows:

                                                                                     Years ended December 31
                                                                                     -----------------------
                                                                                              Restated    Restated
                                                                                  2001          2000         1999
                                                                                  ----          ----         ----
                                                                                     (GBP million, except per
                                                                                     Ordinary Share amounts)

      Basic earnings  .................................................           129.6         207.5         103.7
      Continuing operations: exceptional items  .......................            21.1          16.3          42.0
      Discontinued operations: exceptional items  .....................               -             -           9.7
      Share of operating profit of the joint venture: exceptional items             5.0             -             -
      Discontinued operations: profit on disposals  ...................           (49.2)       (109.5)        (62.9)
      Exceptional taxation  ...........................................            11.7           4.8          19.9
                                                                                 ------        ------         -----
      Adjusted basic earnings  ........................................           118.2         119.1         112.4
                                                                                 ======        ======         =====
      Adjusted basic earnings per Ordinary Share  .....................          12.83p        11.52p        10.07p
                                                                                 =====         =====         ====
      Adjusted diluted basic earnings per Ordinary Share  .............          12.72p        11.45p        10.04p
                                                                                 =====         =====         ====

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

12.    Receivables

                                                                                                   December 31
                                                                                                   ------------
                                                                                                2001           2000
                                                                                                ----           ----
                                                                                                  (GBP million)
      Amounts falling due within one year:
      Trade and other receivables  ................................................            224.4         246.2
      Amounts owed by joint venture  ..............................................              7.4             -
      Prepayments and accrued income  .............................................             20.1          24.4
                                                                                               -----         -----
                                                                                               251.9         270.6
      Amounts falling due after more than one year:
      Deferred taxation - (Note 20)  ..............................................              3.5           3.7
      Pension prepayments  ........................................................              5.6           5.3
      Other debtors  ..............................................................              2.2           1.4
                                                                                               -----         -----
                                                                                               263.2         281.0
                                                                                               =====         =====

       Trade and other receivables are stated after deducting provisions for uncollectable or doubtful debts of GBP7.3 million (2000 -
       GBP7.0 million).

       Deferred tax assets of GBP3.5 million (2000 - GBP3.7 million) represent short term timing differences and are considered to be recoverable.
       Deferred taxation debtors as at December 31, 2000 have been restated for the adoption of FRS 19 (See Note 20). Other debtors falling due after more than one year are non-interest bearing, denominated in various currencies and are stated at fair value.

13.    Inventories
                                                                                                     December 31
                                                                                                     -----------
                                                                                                2001           2000
                                                                                                ----           ----
                                                                                                   (GBP million)

      Raw materials and consumables  ..............................................             47.6          54.3
      Work-in-progress  ...........................................................             12.2          16.6
      Finished goods and goods for resale  ........................................            172.4         157.3
                                                                                               -----         -----
                                                                                               232.2         228.2
                                                                                               =====         =====

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

14.   Intangible Fixed Assets

                                                              Goodwill         Other intangibles               Total
                                                              --------         -----------------               -----
                                                                                   (GBP million)
     Cost
     At January 1, 2000  ......................              49.1                     40.9                    90.0
     FRS 19 adjustment  .......................              (8.3)                     -                      (8.3)
     Exchange adjustment  .....................               4.8                      2.9                     7.7
     Additions  ...............................                 -                      4.0                     4.0
     Acquisitions  ............................              88.7                        -                    88.7
     Transfers  ...............................               2.1                     (2.1)                      -
     Discontinued operations  .................                 -                     (2.4)                   (2.4)
                                                            -----                    -----                   -----
     At December 31, 2000  ....................             136.4                     43.3                   179.7
     Exchange adjustment  .....................               1.4                      1.0                     2.4
     Additions  ...............................                 -                      4.3                     4.3
     Acquisitions  ............................              39.4                      3.5                    42.9
     Disposals  ...............................                 -                     (1.4)                   (1.4)
     Contributed to the joint venture  ........                 -                     (3.1)                   (3.1)
     Discontinued operations  .................                 -                     (2.3)                   (2.3)
                                                            -----                    -----                   -----
     At December 31, 2001  ....................             177.2                     45.3                   222.5
                                                            =====                    =====                   =====

     Amortization
     At January 1, 2000  ......................               2.1                     13.9                    16.0
     FRS 19 adjustment  .......................              (0.3)                     -                      (0.3)
     Exchange adjustment  .....................               0.2                      0.9                     1.1
     Charge for the year  .....................               6.9                      2.4                     9.3
     Transfers  ...............................               0.2                     (0.2)                      -
     Discontinued operations  .................                 -                     (0.2)                   (0.2)
                                                            -----                    -----                   -----
     At December 31, 2000  ....................               9.1                     16.8                    25.9
     Exchange adjustment  .....................                 -                      0.4                     0.4
     Charge for the year  .....................              10.4                      1.8                    12.2
     Disposals  ...............................                 -                     (1.2)                   (1.2)
     Contributed to the joint venture  ........                 -                     (2.1)                   (2.1)
     Discontinued operations  .................                 -                     (0.5)                   (0.5)
                                                            -----                    -----                   -----
     At December 31, 2001  ....................              19.5                     15.2                    34.7
                                                            =====                    =====                   =====

     Net book amounts
     At December 31, 2001  ....................             157.7                     30.1                   187.8
                                                            =====                    =====                   =====
     At December 31, 2000  ....................             127.3                     26.5                   153.8
                                                            =====                    =====                   =====

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

15.   Property, Plant and Equipment

                                               Land and buildings       Plant and        In course of
                                               ------------------
                                            Freehold      Leasehold     equipment       construction       Total
                                            --------      ---------      --------       ------------       -----
                                                                            (GBP million)
      Cost
      At January 1, 2000  ..........            83.7          11.2           481.7           17.3          593.9
      Exchange adjustment  .........             3.0           0.3            12.8            0.5           16.6
      Additions  ...................             0.6           0.4            35.5           23.4           59.9
      Disposals  ...................            (5.5)            -           (46.0)          (1.3)         (52.8)
      Discontinued operations  .....            (6.8)            -           (40.6)          (0.7)         (48.1)
      Transfers  ...................             0.6             -            19.9          (20.5)             -
                                                ----          ----           -----           ----          -----
      At December 31, 2000  ........            75.6          11.9           463.3           18.7          569.5
      Exchange adjustment  .........             0.7          (0.2)            0.8            0.3            1.6
      Acquisitions  ................               -             -             3.1              -            3.1
      Additions  ...................             0.3           0.3            38.2           31.6           70.4
      Disposals  ...................            (1.9)         (0.5)          (33.6)             -          (36.0)
      Transfers  ...................             0.3           0.6            21.3          (19.6)           2.6
      Contributed to the joint venture          (8.3)         (0.2)          (37.7)          (6.2)         (52.4)
      Discontinued operations  .....            (4.6)            -            (5.4)          (0.2)         (10.2)
                                                ----          ----           -----           ----          -----
      At December 31, 2001  ........            62.1          11.9           450.0           24.6          548.6
                                                ====          ====           =====           =====         =====

      Depreciation
      At January 1, 2000  ..........            18.2           3.2           302.0              -          323.4
      Exchange adjustment  .........             0.6           0.1             7.8              -            8.5
      Charge for the year  .........             2.7           0.8            49.5              -           53.0
      Disposals  ...................            (3.4)            -           (43.1)             -          (46.5)
      Discontinued operations  .....            (1.2)            -           (18.8)             -          (20.0)
                                                ----          ----           -----           ----          -----
      At December 31, 2000  ........            16.9           4.1           297.4              -          318.4
      Exchange adjustment  .........             0.2             -             0.3              -            0.5
      Charge for the year  .........             1.4           0.6            46.1              -           48.1
      Disposals  ...................            (0.8)         (0.4)          (31.4)             -          (32.6)
      Contributed to the joint venture          (1.6)            -           (24.5)             -          (26.1)
      Discontinued operations  .....            (1.4)            -            (3.3)             -           (4.7)
                                                ----          ----           -----           ----          -----
      At December 31, 2001  ........            14.7           4.3           284.6              -          303.6
                                                ====          ====           =====           ====          =====
      Net book amounts
      At December 31, 2001  .......              47.4          7.6           165.4           24.6          245.0
                                                ====          ====           =====           ====          =====

      At December 31, 2000  .......              58.7          7.8           165.9           18.7          251.1
                                                ====          ====           =====           ====          =====


       At December 31, 2001, fixed assets included land with a cost of GBP4.6 million that is not subject to depreciation (2000 - GBP5.0 million).

       Leases with less than 50 years to run amounted to GBP5.3 million (2000
       - GBP5.1 million). Included in the amounts above are assets held under finance leases with a net book amount of GBP2.4 million (2000 - GBP2.8 million). There is a property for resale in the Group with a net book value of GBP1.3 million (2000 - nil).

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

16.    Investments

                                                    Own             Associated            Trade
                                                  Shares           undertakings        investments           Total
                                                  ------           ------------        -----------           -----
                                                                         (GBP million)

       At January 1, 2000  ..................             -              0.7               15.9               16.6
       Exchange adjustment  .................             -              0.1                1.3                1.4
       Additions  ...........................           2.9                -                6.0                8.9
       Disposals  ...........................             -                -               (2.9)              (2.9)
                                                        ---              ----              ----               ----
       At December 31, 2000  ................           2.9              0.8               20.3               24.0
       Exchange adjustment  .................             -                -                0.5                0.5
       Additions  ...........................           1.2                -                2.4                3.6
       Shares vested  .......................          (1.6)               -                  -               (1.6)
       Contributed to the joint venture  ....             -             (0.8)                 -               (0.8)
                                                        ---              ----              ----               ----
       At December 31, 2001  ................           2.5                -               23.2               25.7
                                                        ====             ====              ====               ====

       Own shares represent the holding of the Company's own shares in respect of the Smith & Nephew Employee's Share Trust (see Note 28).

       Trade investments are US dollar denominated and include a 7% equity investment in Advanced Tissue Sciences, Inc., quoted on the Nasdaq exchange in the United States. The book value of the investment was GBP18.6 million (2000 - GBP18.0 million), the market value was GBP15.3 million (2000 - GBP10.4 million). There is no material difference between the fair value and the carrying value of the other trade investments.

17.    Investment in joint venture

                                                                                                     (GBP million)

       At  January, 1 2001  ..............................................                                         -
       Initial investment in joint venture including initial debt assumed                                      136.7
       Retained profit for the fiscal year  ..............................                                       4.4
       Debt repaid by the joint venture  .................................                                     (24.6)
       Exchange adjustment  ..............................................                                      (2.5)
                                                                                                               ------
       At December 31, 2001  .............................................                                     114.0
                                                                                                               =====

       Group investment in joint venture is represented by:                                        December 31
                                                                                                   -----------
                                                                                           2001                 2000
                                                                                           ----                 ----
                                                                                                 (GBP million)
       Share of gross assets:
       Fixed  ............................................................                 27.9                   -
       Current  ..........................................................                 76.0                   -
       Share of gross liabilities:
       Due within one year  ..............................................                (57.0)                  -
       Due after one year  ...............................................                 (8.6)                  -
                                                                                           ----                  --
                                                                                           38.3                   -
       Goodwill  .........................................................                 70.6                   -
       Loans to joint venture  ...........................................                  5.1                   -
                                                                                           ----                  --
                                                                                          114.0                   -
                                                                                          =====                  ==

      Goodwill in the joint venture comprises the difference between the fair value of consideration given and the book value of net assets acquired of GBP35.1 million, formation costs of GBP12.0 million, goodwill previously written off to reserves of GBP17.9 million and fair value adjustments of GBP5.6 million.

      Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the Group. It operates in a mature sector of the medical devices industry, has high market shares, and has long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortised over 20 years, operating profit and investment in joint venture each would have been lower by GBP2.6 million.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

18.    Loans

                                                                                                   December 31
                                                                                                   ------------
                                                                                           2001                 2000
                                                                                           ----                 ----
                                                                                                (GBP million)
       Gross borrowings/(loans):
       Due within one year  ..........................................                     110.5               82.0
       Due after one year  ...........................................                     163.0              178.9
                                                                                           -----              -----
                                                                                           273.5              260.9
       Cash and bank  ................................................                     (30.0)             (24.6)
                                                                                           -----              -----
       Net borrowings  ...............................................                     243.5              236.3
                                                                                           =====              =====

      Loans are analyzed as follows:
                                                                                                  December 31
                                                                                                  -----------
                                                                                          2001                 2000
                                                                                          ----                 ----
                                                                                                 (GBP million)

     Bank loans and overdrafts  ............................................               272.1              259.1
     Other loans wholly repayable within five years  .......................                 1.4                1.8
                                                                                           -----              -----
                                                                                           273.5              260.9
                                                                                           =====              =====

      Loans are repayable as follows:
                                                                                                  December 31
                                                                                                  -----------
                                                                                          2001                  2000
                                                                                          ----                  ----
                                                                                                 (GBP million)
     Within one year:
     Bank loans and overdrafts  .............................................              110.0               81.7
     Other loans  ...........................................................                0.5                0.3
                                                                                           -----              -----
     Total within one year  .................................................              110.5               82.0
     After one year:
     Bank loans and overdrafts
     after one and within two years  ........................................               68.0               20.2
     after two and within three years  ......................................               63.2               66.4
     after three and within four years  .....................................               30.9               60.6
     after four and within five years  ......................................                  -               30.2
                                                                                           -----              -----
                                                                                           162.1              177.4
     Other loans:
     after one and within two years  ........................................                0.3                0.6
     after two and within three years  ......................................                0.3                0.3
     after three and within four years  .....................................                0.3                0.4
     after four and within five years  ......................................                  -                0.2
                                                                                           -----              -----
                                                                                             0.9                1.5

     Total after one year  ..................................................              163.0              178.9
                                                                                           -----              -----
                                                                                           273.5              260.9
                                                                                           =====              =====

      The Board of Directors of the Company has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. The Group's policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

      Bank loans and overdrafts represent drawings under committed and uncommitted facilities of GBP323 million and GBP276 million, respectively. Of the undrawn committed facility of GBP99 million, GBP2 million expire within one year and GBP97 million after two but within five years. Borrowings secured on fixed and current assets were GBP1.1 million (2000 - GBP1.4 million). Carrying values of loans equal fair values.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

18.   Loans - (continued)

      The Group's policy is to protect the Company's shareholders' funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps.

      The Group has currency swaps which are revalued at year end exchange rates and have maturities with dates ranging from 2002 to 2005. For the Group, gross sterling equivalents of GBP483.0 million (2000 - GBP399.9 million) receivable and GBP497.7 million (2000 - GBP425.9 million) payable have been netted. The balance of GBP14.7 million (2000 - GBP26.0 million) has been included as GBP3.6 million in cash and bank and as GBP18.3 million in borrowings (2000 - GBP1.0 million in cash and bank and GBP27.0 million in borrowings). Currency swaps comprise floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

      Currency swaps mature as follows:

                                                                                           Amount          Amount
                                                                                         receivable        payable
                                                                                         ----------        -------
                                                                                           (GBP           (Currency
                                                                                          million)        million)
      At December 31, 2001:
      Within one year:
      US dollars  ...........................................................                 228.1         US$356.7
      Australian dollars  ...................................................                  11.6         Aus$31.7
      Euros  ................................................................                  75.7        Euro121.7
      Japanese yen  .........................................................                   5.6         Yen970.0
      South African rand  ...................................................                   5.9            R84.0
      New Zealand dollars  ..................................................                   2.3           NZ$8.0
      Canadian dollars  .....................................................                   1.5            C$3.5
      Swiss francs  .........................................................                   0.1           ChF0.2
                                                                                              -----
                                                                                              330.8
      After one year and within two years (US dollars)  .....................                  52.7          US$78.2
      After two years and within three years:
      US dollars  ...........................................................                  56.5          US$83.2
      Euros  ................................................................                  37.8         Euro60.0
                                                                                              -----
                                                                                               94.3
      After three years and within four years (US dollars)  .................                   5.2           US$8.2
                                                                                              -----
                                                                                              483.0
                                                                                              =====

      At December 31, 2000:
      Within one year:
      US dollars  ...........................................................                 154.5         US$247.0
      French francs  ........................................................                  31.9         FFr340.0
      Australian dollars  ...................................................                  11.1         Aus$30.0
      Euros  ................................................................                  16.5         Euro26.9
      Japanese yen  .........................................................                   7.1       Yen1,140.0
      New Zealand dollars  ..................................................                   2.3           NZ$8.0
      German marks  .........................................................                  26.1           DM83.1
      Canadian dollars  .....................................................                   1.6            C$3.5
      Swiss francs  .........................................................                   0.1           ChF0.3
                                                                                              -----
                                                                                              251.2
      After one year and within two years (US dollars)     ..................                 133.1         US$218.1
      After two years and within three years (US dollars)  ..................                   5.2           US$8.2
      After three years and within four years (US dollars) ..................                   5.2           US$8.2
      After four years and within five years (US dollars)  ..................                   5.2           US$8.2
                                                                                              -----
                                                                                              399.9
                                                                                              =====

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

18.  Loans - (continued)

     The majority of the Group's financial assets and liabilities, including currency swaps, are at floating interest rates relating to the currencies concerned. The Group uses simple floating to fixed rate contract interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates. 79% of the interest costs and 78% of the interest income are protected through December 31, 2002, with some protection carrying over into 2004.

     Financial instruments

     Short term debtors and creditors are excluded from the following disclosures:

     Currency and interest rate profile of interest bearing liabilities:                               Fixed rate liabilities
                                                                                                       ----------------------
                                                                                                                      Weighted
                                                                                                       Weighted       average
                                                                               Floating      Fixed      average       time for
                                        Gross      Currency       Total          rate         rate     interest     which rate
                                      borrowings     swaps     liabilities   liabilities  liabilities    rate        is fixed
                                      ----------     -----     -----------   -----------  -----------    ----        --------
                                                                  (GBP million)                            %          Years
At December 31, 2001:
US Dollar  .........................      188.3       361.6        549.9         67.4      482.5          4.6           1
Euro  ..............................        2.2       111.1        113.3          9.9      103.4          4.0           2
Other  .............................       64.7        25.0         89.7         80.8        8.9          1.8           1
                                           ----        ----         ----         ----        ---
Total interest bearing liabilities..      255.2       497.7        752.9        158.1      594.8
                                                      =====        =====        =====      =====
Balance on currency swaps...........       18.3
                                           ----
Gross borrowings  ..................      273.5
                                          =====

At December 31, 2000:
US Dollar  .........................      153.3       327.8         481.1       381.1      100.0          6.3           1
Euro  ..............................       30.4        76.3         106.7           -      106.7          4.2           2
Other  .............................       50.2        21.8          72.0        62.0       10.0          1.8           2
                                           ----        ----          ----        ----       ----
Total interest bearing liabilities..      233.9       425.9         659.8       443.1      216.7
                                                      =====         =====       =====      =====
Balance on currency swaps...........       27.0
                                           ----
Gross borrowings....................      260.9
                                          =====

      In addition to the above, the Group has a liability due after one year for deferred acquisition consideration (denominated in US dollars and Euros) totalling GBP6.5 million (2000 - GBP8.3 million) on which no interest is paid (see Note 19).

Currency and interest rate profile of interest bearing assets:                                            Fixed rate assets
                                                                                                          -----------------
                                                                                                                     Weighted
                                                                                                       Weighted      average
                                                                             Floating    Fixed         average       time for
                                       Cash and    Currency                   rate       rate          interest     which rate
                                         bank        swaps     Total assets   assets     assets          rate        is fixed
                                         ----        -----     ------------   ------     ------          ----        --------
                                                                 (GBP million)                            %           Years
At December 31, 2001:
Sterling  .........................      2.1         483.0      485.1           89.1    396.0           5.5             1
Other  ............................     24.3             -       24.3           24.3        -             -             -
                                        ----         -----      -----           -----   -----
Total interest bearing assets  ....     26.4         483.0      509.4           113.4   396.0
                                                     =====      =====           =====   =====
Balance on currency swaps  ........      3.6
                                        ----
Cash and Bank  ....................     30.0
                                        ====

At December 31, 2000:
Sterling  .........................      0.8         399.9      400.7           293.7   107.0           6.1             2
Other  ............................     22.8             -       22.8            22.8       -             -             -
                                        ----        -----       -----           -----   -----
Total interest bearing assets  ....     23.6        399.9       423.5           316.5   107.0
                                                    =====       =====           =====   =====
Balance on currency swaps  ........      1.0
                                         ---

Cash and Bank  ....................     24.6
                                        ====


                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

18.   Loans - (continued)

      At December 31, 2001, notional principal balances by currency and related interest rates under interest rate swap agreements were:

                                                                    Expected to mature
                                                                in years ending December 31
                                                                ---------------------------
                                                             2002            2003           2004     Fair value (i)
                                                             ----            ----           ----     --------------
                                                        (Currency million, except interest rates)    (GBP million)
      At December 31, 2001:
      Principal (sterling)  ....................           GBP396         GBP140          GBP25             4.0
      Fixed rate receivable  ...................             5.5%           5.5%           5.6%
      Variable rate payable  ...................             4.4%           4.4%           4.4%

      Principal (US dollars)  ..................            US$702         US$164             -           (10.2)
      Fixed rate payable  ......................             4.6%           4.4%
      Variable rate receivable  ................             2.4%           2.4%

      Principal (Euros)  .......................          Euro169         Euro98         Euro40            (0.5)
      Fixed rate payable  ......................             4.1%           3.6%           4.5%
      Variable rate receivable  ................             3.3%           3.3%           3.3%

       __________________________
      (i) The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2001, discounted at market rates of interest at that date.

      At December 31, 2000, notional principal balances by currency and related interest rates under interest rate swap agreements were:

                                                              Expected to mature
                                                          in years ending December 31
                                                          ---------------------------
                                                             2001            2003                   Fair value (i)
                                                             ----            ----                   --------------
                                                        (Currency million, except interest rates)    (GBP million)
      At December 31, 2000:
      Principal (sterling)  ....................            GBP70           GBP37                        0.7
      Fixed rate receivable  ...................             6.8%           5.6%
      Variable rate payable  ...................             5.7%           5.7%

      Principal (US dollars)  ..................            US$150            -                         (0.5)
      Fixed rate payable  ......................             6.3%
      Variable rate receivable  ................             5.9%

      Principal (Euros)  .......................          Euro115         Euro55                         0.9
      Fixed rate payable  ......................             5.1%           3.6%
      Variable rate receivable  ................             4.7%           4.7%

       __________________________
      (i) The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2000, discounted at market rates of interest at that date.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

18.  Loans - (continued)

     Foreign exchange and interest rate exposure
     The Group uses forward foreign exchange contracts to hedge amounts payable and anticipated trade cash flows against potential foreign exchange movements. The principal currencies hedged by forward foreign exchange contracts are sterling and US dollars. At December 31, 2001, the Group had contracted to exchange within one year the equivalent of GBP179 million, of which GBP104 million related to sterling against various currencies and GBP111 million related to US dollars against various currencies.

     The Group's operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. Therefore, there are no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the income statement. The Group also hedges forward its interest rate risk for up to two years using interest rate swap contracts.

     The following table shows the extent to which the Group has unrecognized gains and losses in respect of financial instruments used as hedges. It also shows the amount of such gains and losses which have been included in the income statement for the year and those gains and losses which are expected to be included in next year's or later income statements.

                                                                                                          Total net
                                                                         Unrecognized    Unrecognized   unrecognized
                                                                             gains          losses      gains/(losses)
                                                                             -----          ------      --------------
                                                                                             (GBP million)

Unrecognized gains and losses on hedges at December 31, 2000  ......            3.6              (1.8)           1.8
Less:  gains and losses arising in previous years that were recognized
in 2001  ...........................................................           (2.8)              1.7           (1.1)
                                                                               ----               ---           ----
Gains and losses arising before December 31, 2000 that were not
recognized in 2001  ................................................            0.8              (0.1)           0.7
Gains and losses arising in 2001 that were not recognized in 2001  .            8.1             (13.4)          (5.3)
                                                                                ---             -----           ----
Unrecognized gains and losses on hedges at December 31, 2001  ......            8.9             (13.5)          (4.6)
                                                                                ===             =====           ====

Of which:
Gains and losses expected to recognized in 2002  ...................            8.2             (13.2)          (5.0)
Gains and losses expected to be recognized in 2003 or later  .......            0.7              (0.3)           0.4
                                                                                ---              ----            ---
                                                                                8.9             (13.5)          (4.6)
                                                                                ===             =====           ====

  Fair value of financial assets and liabilities
  The Group's primary financial instruments are set out above. The fair value of these instruments is the same as book value.

  Set out below is a comparison of the book and fair values of the Group's derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

  Derivative financial instruments held to manage interest rate and currency risk:

                                                           December 31, 2001               December 31, 2000
                                                           -----------------               -----------------
                                                       Book value      Fair value     Book value      Fair value
                                                       ----------      ----------     ----------      ----------
                                                                                (GBP million)

  Net interest rate swaps  ........................              -            (6.7)            -              1.1
  Net currency swaps  .............................          (14.7)          (14.7)         (26.0)          (26.0)
  Net forward contracts  ..........................              -             2.1             -              0.7

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

19.   Trade and Other Payables

                                                                                                    December 31
                                                                                                    -----------
                                                                                               2001             2000
                                                                                               ----             ----
                                                                                                   (GBP million)
     Amounts falling due within one year:
     Trade payables  ..............................................................              145.1          114.6
     Social security costs and other taxes  .......................................               11.7           13.0
     Amounts owed to joint venture  ...............................................                3.9              -
     Accruals and deferred income  ................................................               47.6           59.5
     Acquisition consideration  ...................................................               15.2           32.3
     Current taxation  ............................................................               67.7           76.9
     Ordinary Share dividends  ....................................................               26.8           25.7
                                                                                                  ----           ----
                                                                                                 318.0          322.0
                                                                                                 =====          =====

      Amounts falling due after one year: acquisition consideration of GBP6.5 million (2000 - GBP8.3 million) is payable by the Group. The GBP6.5 million is repayable as follows: GBP1.4 million in 2003, GBP1.6 million in 2004, GBP1.7 million in 2005 and GBP1.8 million in 2006.


20.   Provisions for Liabilities and Charges

                                                 Deferred     Rationalization     Retirement
                                                 Taxation     and integration     healthcare      Other       Total
                                                 --------     ---------------     ----------      -----       -----
                                                                                (GBP million)

     At January 1, 2000  ....................         -             18.2                8.8         11.0        38.0
     FRS 19 adjustment  .....................      49.9                -                  -            -        49.9
     Exchange adjustment  ...................       0.5             (0.1)               0.4          0.3         1.1
     Profit and loss account current year  ..       4.2             37.7                0.7          5.4        48.0
     Profit and loss account re prior years         4.2                -                  -            -         4.2
     Disposal of businesses  ................      (3.2)               -                  -            -        (3.2)
     Utilization  ...........................         -            (29.8)              (0.6)        (4.1)      (34.5)
                                                   ----            ------              -----        -----      ------
     At December 31, 2000  ..................      55.6             26.0                9.3         12.6       103.5
     Exchange adjustment  ...................       1.5             (0.4)               0.1            -         1.2
     Profit and loss account - current year        (0.3)            20.8                0.1         (0.2)       20.4
     Profit and loss account re prior years .      (1.2)               -                  -            -        (1.2)
     Movement in deferred tax asset  ........      (0.2)               -                  -            -        (0.2)
     Contributed to the joint venture  ......         -             (1.6)                 -            -        (1.6)
     Utilization  ...........................         -            (23.5)              (0.3)        (3.0)      (26.8)
                                                   ----            ------              -----        -----      ------
     At December 31, 2001  ..................      55.4             21.3                9.2          9.4        95.3
                                                   ====             ====                ===          ===        ====

      At December 31, 2001, rationalization and integration provisions include acquisition integration of GBP5.4 million (2000 - GBP2.2 million). The deferred taxation and retirement healthcare provisions are long term in nature, as is the timing of their utilization. Rationalization and integration and other provisions are expected to be utilized within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

      The provision for deferred taxation consists of the following amounts:

                                                                                                   December 31
                                                                                                   -----------
                                                                                             2001             2000
                                                                                             ----             ----
                                                                                                  (GBP million)

      Goodwill timing differences  ............................................                48.7             46.0
      Other fixed asset timing differences  ...................................                27.9             29.3
      Other timing differences  ...............................................               (21.2)           (19.7)
                                                                                              -----            -----
                                                                                               55.4             55.6
                                                                                               ====             ====

      See Note 8 for information on deferred tax assets and liabilities for which no provision has been made.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

20.   Provisions for Liabilities and Charges - (continued)

      Adoption of FRS 19
      The adoption of FRS 19 has required changes in accounting as a result of which the 2000 comparatives have been restated as follows:

                                                                         Provisions for
                                                                            liabilities     Profit and     Shareholders'
                                                  Goodwill     Debtors      and charges   loss account             funds
                                                  --------     -------      -----------   ------------             -----
                                                                            (GBP million)

      2000 as previously reported  .....           136.5        277.8          (47.9)            91.5          329.6
                                                   -----        -----          -----             ----          -----
      Adoption of FRS 19:
      At  January 1, 1999  .............             -           (2.8)         (55.2)           (58.0)         (58.0)
      During 1999  .....................            (8.0)        (0.2)           5.3             (2.9)          (2.9)
      During 2000  .....................            (1.2)         6.2           (5.7)            (0.7)          (0.7)
                                                    ----          ---           ----             ----           ----
      At December 31, 2000  ............            (9.2)         3.2          (55.6)           (61.6)         (61.6)
                                                    ----          ---          -----            -----          -----

      2000 restated  ...................           127.3        281.0         (103.5)            29.9          268.0
                                                   =====        =====         ======             ====          =====

       The GBP9.2 million adjustment to goodwill comprises a GBP10.1 million adjustment to cost and a GBP0.9 million adjustment to accumulated amortization.

       The GBP0.7 million adjustment to the profit and loss account during the year ended December 31, 2000 comprises GBP2.3 million increase to the profit for the year offset by exchange movements of GBP3.0 million. The GBP2.9 million adjustment to the profit and loss account during the year ended December 31, 1999 comprises GBP1.1 million decrease to the profit for the year combined with exchange movements of GBP1.8 million.

21.   Share Option Plans

      The Smith & Nephew Employee Share Option Scheme (adopted by shareholders on May 14, 1981) is available to all employees in the United Kingdom employed by participating Group companies, subject to one year's service. The scheme provides for the grant of options to subscribe for Ordinary Shares at the higher of the nominal value and not less than 80% of the middle market quotation of the Ordinary Shares on the dealing day preceding the date of invitation. The Smith & Nephew 1991 Overseas Employee Share Option Scheme (adopted by shareholders on May 15, 1990) is offered to employees in Canada on the same basis. Together these two schemes are termed the "Employee Schemes". Proposals to bring existing Employee Schemes into line with current market practice were approved by shareholders at the Annual General Meeting of April 3, 2002. How they are to be implemented has yet to be determined.

      The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on May 9, 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on May 15, 1990) and the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan and the Smith & Nephew 2001 US Share Plan (adopted by shareholders on April 4, 2001), termed the "Executive Schemes" are operated at the discretion of the Board of Directors.

      Under the terms of the Executive Schemes, the Remuneration Committee consisting of Non-Executive Directors may select full-time employees of the Group for the grant of options to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the "US Plan") are to acquire ADS's. The option price will not be less than the market value of an Ordinary Share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant or the quoted price on the date of grant. For Executive Schemes adopted in 2001, the market value will be the average quoted price for the three business days preceding the date of grant or, for the US Share Plan, the average quoted price for the three business days preceeding the date of grant or the quoted price

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

21.   Share Option Plans - (continued)

      on the date of grant. With the exception of options granted under the 2001 US Share Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. The 2001 US Share Plan is not subject to performance conditions but is exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2001 UK Unapproved Share Option Plan are open to senior managers outside the United Kingdom and the 1990 International Executive Share Option Scheme and the 2001 US Plan are open to senior managers in the US and Canada.

      Under the Executive Schemes, the number of Ordinary Shares over which options may be granted is limited so that the number of shares issued or that may be issued under the Executive Schemes during the ten years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all employee share schemes operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

      The movement on outstanding options is as follows:

                                                         Employee Schemes                  Executive Schemes
                                                         ----------------                  -----------------
                                                                       Range                              Range
                                                     Number          of option          Number          of option
                                                    of shares          prices          of shares         prices
                                                    ---------          ------          ---------         ------
                                                   (Thousand)         (Pence)         (Thousand)         (Pence)

     Outstanding at January 1, 1999  ......             7,599       102.0 - 156.0        16,770         93.5 - 195.5
     Granted  .............................             1,941           146.8             2,421        183.0 - 185.8
     Exercised  ...........................            (1,342)      116.0 - 156.0          (846)        93.5 - 195.5
     Lapsed or cancelled  .................              (777)      116.0 - 156.0          (303)        93.5 - 195.5
                                                         ----                              ----
     Outstanding at December 31, 1999  ....             7,421       123.2 - 156.0        18,042         93.5 - 195.5
     Granted  .............................               855           221.2             2,053        265.0 - 270.0
     Exercised  ...........................            (1,868)      123.2 - 156.0        (3,029)        93.5 - 195.5
     Lapsed or cancelled  .................            (1,109)      123.2 - 221.2          (503)        93.5 - 195.5
                                                       ------                              ----
     Outstanding at December 31, 2000  ....             5,299       124.0 - 221.2        16,563        133.0 - 270.0
     Granted  .............................               836          289.2              2,846        326.0 - 375.0
     Exercised  ...........................            (1,567)      124.0 - 156.0        (3,944)       133.0 - 195.5
     Lapsed or cancelled  .................              (798)      124.0 - 289.2             -                    -
                                                         ----                            ------
     Outstanding at December 31, 2001  ....             3,770       124.0 - 289.2        15,465        133.0 - 375.0
                                                        =====                            ======
     Options exercisable at December 31, 2001             126       124.0 - 156.0        8,149        133.0 - 195.5
                                                        =====                            ======


     Weighted average fair value of options granted (i):
     During 1999  .........................                                49.3                            42.9
     During 2000  .........................                               101.7                            94.7
     During 2001  .........................                               117.7                           105.6

     _______________________
     (i) The weighted average fair value of options granted in 2001, 2000 and 1999 were estimated using the Black-Scholes option pricing model for traded options with the following assumptions: dividend yield of 1.1% (2000 - 1.5%), expected volatility of 19.4% (2000 - 20.9%) and risk free interest rates of 5.0% (2000 - 5.9%) for the Employee Schemes (which have expected lives of five years) and 4.9% (2000 - 5.5%) for the Executive Schemes (which have expected lives of ten years). Because options vest over several years and there are restrictions as to exercise and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

21.   Share Option Plans - (continued)

      Movements in the options outstanding under the Employee Schemes and the Executive Schemes and the weighted average option price of these movements are as follows:

                                                               Employee Schemes               Executive Schemes
                                                               ----------------               -----------------
                                                                           Weighted                        Weighted
                                                                            average                         average
                                                            Number          option          Number          option
                                                           of shares         price         of shares         price
                                                           ---------         -----         ---------         -----
                                                          (Thousand)        (Pence)       (Thousand)        (Pence)

     Options outstanding at January 1, 1999  .....           7,599            136.5         16,770            160.1
     Granted  ....................................           1,941            146.8          2,421            185.5
     Exercised  ..................................          (1,342)           132.3           (846)           145.9
     Lapsed or cancelled  ........................            (777)           136.1           (303)           188.4
                                                              ----                            ----
     Options outstanding at December 31, 1999  ...           7,421            140.0         18,042            164.1
     Granted  ....................................             855            221.2          2,053            264.8
     Exercised  ..................................          (1,868)           144.9         (3,029)           156.4
     Lapsed or cancelled  ........................          (1,109)           138.2           (503)           168.2
                                                            ------                            ----
     Options outstanding at December 31, 2000  ...           5,299            151.8         16,563            152.1
     Granted  ....................................             836            289.2          2,846           361.6
     Exercised  ..................................          (1,567)           141.4         (3,944)           165.0
     Lapsed or cancelled  ........................            (798)           160.8              -                -
                                                             -----            -----         ------            -----
     Options outstanding at December 31, 2001  ...           3,770            184.7         15,465            214.9
                                                             =====            =====         ======            =====

     Options exercisable at December 31, 2001  ...             126            135.2          8,149            159.9
                                                             =====            =====         ======            =====

      Summarized information about options outstanding under the share option schemes at December 31, 2001 is as follows:

                                                   Options outstanding                       Options exercisable
                                                   -------------------                       -------------------
                                                        Weighted
                                                        average          Weighted                           Weighted
                                                       remaining         average                            average
                                       Number           contract          option            Number           option
                                    outstanding           life            price          exercisable         price
                                    -----------           ----            -----          -----------         -----
                                     (Thousand)         (Years)          (Pence)          (Thousand)        (Pence)
     Employee Schemes:
     124.0 to 156.0  ........          2,331               2.0             137.9              126             135.2
     221.0 to 289.2  ........          1,439               3.9             260.4                -                 -
                                       -----                                                  ---
                                       3,770                                                  126
                                       =====                                                  ===
     Executive Schemes:
     133.0 to 195.5  ........         10,570              6.1             165.8             8,149             159.9
     231.5 to 270.0  ........          2,049              8.7             264.8                 -                 -
     326.0 to 375.0  ........          2,846              7.0             328.9                 -                 -
                                      ------                                                -----
                                      15,465                                                8,149
                                      ======                                                =====

      As the employee scheme is a UK Inland Revenue approved Save As You Earn scheme, the Company is exempt from accounting for the difference between the share option price and the market value at the grant date.

       In 2001, the Company established a qualifying employee share ownership trust (QUEST) to acquire Smith & Nephew plc Ordinary Shares for the transfer to employees exercising options under the Smith & Nephew Employee Share Option Scheme. The trustee of the QUEST is Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of the Company. During the year, the QUEST acquired 837,129 shares at a cost of GBP2.1 million and transferred a total of 837,129 shares to employees on the exercise of options for a consideration of GBP1.2 million. All employees of UK Group subsidiary companies, including Executive Directors of the Company, are potential beneficiaries under the QUEST.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

22.   Cash Flow Statement

      Reconciliation of operating profit to net cash flow from operating activities

                                                                                     Years ended December 31
                                                                                     -----------------------
                                                                                2001          2000           1999
                                                                                ----          ----           ----
                                                                                     (GBP million)

      Operating profit  .............................................          154.0           162.7           116.0
      Exceptional asset provisions  .................................            -                -             28.6
      Depreciation and amortization  ................................           60.3            62.3            55.9
      (Profit)/loss on sale of tangible fixed assets  ...............           (0.7)            3.2             1.9
      (Increase)/decrease in inventories  ...........................          (40.0)           (7.1)            0.6
      (Increase)/decrease in receivables  ...........................          (17.9)            4.5           (14.2)
      Increase/(decrease) in payables and provisions  ...............           36.2           (21.6)            9.3
                                                                                ----           -----             ---
      Cash inflow from operating activities  ........................          191.9           204.0           198.1
                                                                               =====           =====           =====

      Analysis of net borrowings

                                                           Borrowings    Borrowings   Net
                                                          due within    due after    currency     Liquid
                                     Cash    Overdrafts    one year      one year     swaps    resources (i)   Total
                                     ----    ----------    --------      --------     -----    -------------   -----
                                                                       (GBP million)

      At January 1, 1999.........     47.2      (11.7)        (64.4)       (12.8)       (7.8)          -       (49.5)
      Net cash flow  ............    (21.7)       6.6          19.1          (2.3)       7.3        72.3        81.3
      Exchange adjustment  ......     (1.7)         -          (0.7)         (0.9)      (6.2)          -        (9.5)
                                      ----      ----           ----          ----       ----        ----        ----
      At December 31, 1999.......     23.8       (5.1)        (46.0)        (16.0)      (6.7)       72.3        22.3
      Net cash flow  ............        -       (2.4)        (14.5)       (146.1)       9.6       (72.3)     (225.7)
      Exchange adjustment  ......     (0.2)       0.3          (1.1)         (3.0)     (28.9)          -       (32.9)
                                      ----        ---          ----          ----      -----        ----       -----
      At December 31, 2000  .....     23.6       (7.2)        (61.6)       (165.1)     (26.0)          -      (236.3)
      Net cash flow  ............      4.1        3.3         (30.2)          7.4       14.0           -        (1.4)
      Exchange adjustment  ......     (1.3)       0.2           1.5          (3.5)      (2.7)          -        (5.8)
                                      ----        ---          ----          ----      -----        ----       -----
      At December 31, 2001  .....     26.4       (3.7)        (90.3)       (161.2)     (14.7)          -      (243.5)
                                      ====       ====         =====        ======      =====        ====      ======


      __________________________
      (i) Liquid resources comprise cash deposits.

       Cash and bank at December 31, 2001 totals GBP30.0 million (2000 - GBP24.6 million) and comprises cash GBP26.4 million (2000 - GBP23.6 million) and currency swaps of GBP3.6 million (2000 - GBP1.0 million) as detailed in Note 18.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

22.    Cash Flow Statement - (continued)

       Reconciliation of net cash flow to movement in net borrowings

                                                                                 Years ended December 31
                                                                                 -----------------------
                                                                       2001               2000                1999
                                                                       ----               ----                ----
                                                                                      (GBP million)

      Change in cash in the year  ........................                7.4              (2.4)             (15.1)
      Change in liquid resources  ........................                 -              (72.3)              72.3
      Change in net currency swaps  ......................               14.0               9.6                7.3
      Change in borrowings  ..............................              (22.8)           (160.6)              16.8
                                                                        -----            ------               ----
      Change in net borrowings from net cash flow  .......               (1.4)           (225.7)              81.3
      Exchange adjustments  ..............................               (5.8)            (32.9)              (9.5)
                                                                         ----             -----               ----
      Change in net borrowings in the year  ..............               (7.2)           (258.6)              71.8
      Opening net (borrowings)/cash  .....................             (236.3)             22.3              (49.5)
                                                                       ------              ----              -----
      Closing net (borrowings)/cash  .....................             (243.5)           (236.3)              22.3
                                                                       ======            ======               ====

       Disposals
       The net assets of the ear, nose and throat business disposed of in 2001 comprised fixed assets GBP7.3 million, stocks GBP6.6 million and creditors and provisions GBP3.5 million. During 2001 the business contributed GBP2.7 million of the Group's net operating cash flow and incurred capital expenditure amounting to GBP0.4 million.

       Net assets contributed to the joint venture in 2001 comprised fixed assets and investments GBP28.1 million, stocks GBP29.9 million, debtors GBP33.4 million and creditors and provisions GBP19.7 million and debt assumed by the joint venture GBP31.8 million. As these net assets were exchanged for the investment in the joint venture, this transaction did not affect cash flow.

23.    Currency Translation

       The exchange rates used for the translation of currencies into pounds sterling that have the most significant impact on the Group results were:

                                                                                      Average rates
                                                                                      -------------
                                                                         2001              2000              1999
                                                                         ----              ----              ----

      US dollar  .........................................               1.44              1.51               1.62
      Euro  ..............................................               1.61              1.64               1.53


                                                                                     Year end rates
                                                                                     --------------
                                                                         2001              2000               1999
                                                                         ----              ----               ----

      US dollar  .........................................               1.46              1.49               1.61
      Euro  ..............................................               1.64              1.59               1.61

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

24.    Financial Commitments

       Capital expenditure contracted but not provided for in the financial statements amounted to GBP4.5 million (2000 - GBP2.8 million).

       Under the Group's joint arrangement with Advanced Tissue Sciences, Inc. regarding the treatment of diabetic foot ulcers and other wound indications, amounts of up to GBP3.4 million (2000 - GBP6.7 million) could become payable in the future, subject to achievement of a milestone related to reimbursement approval, with further amounts payable on future regulatory, reimbursement and sales milestones, providing profits exceed certain minimum levels.

       Under the Group's acquisition and joint development agreements with Westaim Biomedical Corp, amounts of up to GBP7.2 million could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further GBP30.9 million contingent on achievement of sales milestones.

       At December 31, 2001, the Group was committed to making the following payments during the next year in respect of operating leases:-

                                                                      Land and buildings           Other assets
                                                                      ------------------           ------------
                                                                    2001           2000          2001          2000
                                                                    ----           ----          ----          ----
                                                                                       (GBP million)
      Operating leases which expire:
      Within one year  ............................                  1.8            1.7           1.9           2.1
      After one and within five years  ............                  1.9            2.7           6.5           5.8
      After five years  ...........................                  3.3            2.9             -           0.2
                                                                     ---            ---           ---           ---
                                                                     7.0            7.3           8.4           8.1
                                                                     ===            ===           ===           ===

      There were no material commitments in respect of finance leases.

      Total commitments under non-cancellable operating leases at December 31, 2001 were as follows:

                                                                                                         (GBP million)

      Within one year  .........................................................................               15.4
      After one and within two years  ..........................................................               10.3
      After two and within three years  ........................................................                6.5
      After three and within four years  .......................................................                3.9
      After four and within five years  ........................................................                3.2
      After five years  ........................................................................               24.6
                                                                                                               ----

                                                                                                               63.9
                                                                                                               ====

25.   Contingent Liabilities

      Guarantees not provided for at December 31, 2001 amounted to GBP2.3 million (2000 - GBP3.0 million).

      The Group is party to legal proceedings, in the normal course of business, which it is considered will not result in any material adverse effect on the Group's results of operations or financial position.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)



26.   Postretirement Benefits

      The Group sponsors pension plans for its employees in most of the countries in which it has major operating companies. In those countries where there is no company-sponsored pension plan, the state benefits are considered adequate. Employees' retirement benefits are the subject of regular management review.

      The Group's major pension plans are of the defined benefit type. The Group also operates defined contribution type plans appropriate to local circumstances. Pension plans are established under the laws of the relevant territory with their assets held in separate trust funds or by insurance companies.

      The pension cost for the Group's defined benefit plans has been determined by independent qualified actuaries, using the projected unit method to give a substantially level percentage cost on the current and expected future pensionable payroll. The excess of plan assets over plan liabilities is amortized, using the percentage of payroll method, over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plan.

      The actuarial assumptions used vary according to local circumstances, the most significant are those in the United Kingdom and in the United States. For 2001 they are as follows:

                                                                                       United              United
                                                                                       Kingdom             States
                                                                                       -------             ------
                                                                                          (Percent per annum,
                                                                                         except service lives)


      Increase in pensionable earnings  ................................                 4.4                6.0
      Increase in pensions  ............................................                 2.9                nil
      Inflation  .......................................................                 2.9                3.0
      Return on investments  ...........................................                 7.4                9.0
      Average remaining service lives  .................................             10.0 years        13.0 years

       Pension costs were incurred as follows:

                                                                                          Years ended December 31
                                                                                          -----------------------
                                                                                        2001         2000       1999
                                                                                        ----         ----       ----
                                                                                               (GBP million)

       Principal plans in the United Kingdom and the United States:
       Regular cost  .......................................................             8.6         7.9         7.9
       Variations from regular cost (i)  ...................................            (3.9)       (2.1)       (3.6)
       Notional interest on prepayment  ....................................            (0.2)       (0.3)       (0.2)
                                                                                        ----        ----        ----
                                                                                         4.5         5.5         4.1
       Other plans  ........................................................             5.9         5.1         5.0
                                                                                         ---         ---         ---
                                                                                        10.4        10.6         9.1
                                                                                        ====        ====         ===

       ______________________
      (i)Variations from regular costs arise from the surplus/deficit in the two principal plans and are amortized using the percentage of payroll method over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plans.

       At the date of the most recent actuarial valuations (which took place between December 1999 and January 2001) the aggregate market value of the assets of the Group's major defined benefit plans was GBP274 million (2000 - GBP267 million, 1999 - GBP256 million). The actuarial value of the plan assets represented 103% of the plan liabilities for accrued benefits including allowance for projected future increases in salaries.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

26.    Postretirement Benefits - (continued)

       Included in debtors due after more than one year is a prepayment of GBP5.6 million (2000 - GBP5.3 million) relating to the excess funding of certain Group pension plans. Included in creditors is an accrual of GBP7.3 million (2000 - GBP9.8 million) relating to the deferred funding of certain Group pension plans.

       At December 31, 2001, the unamortized balance of the actuarial value of the plan assets over liabilities not recognized in the Group financial statements was GBP8.9 million (2000 - GBP8.5 million).

       The Group recharges the Group's UK pension schemes with the costs of administration and independent advisers borne by the Group. The total amount recharged in the year to December 31, 2001 was GBP0.7 million (2000 - GBP0.4 million, 1999 - GBP0.5 million). The amount receivable at December 31, 2001 was GBP0.6 million (2000 - GBP0.2 million).

       The costs of providing healthcare benefits after retirement of GBP0.1 million (2000 - GBP0.7 million, 1999 - GBP0.7 million) are determined by independent qualified actuaries. The unfunded liability of GBP9.2 million (2000 - GBP9.3 million) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions that are most significant in determining the cost of providing healthcare benefits are those in the United Kingdom and the United States. For 2001 they are as follows:

                                                                                      United                United
                                                                                      Kingdom                States
                                                                                      -------                ------
                                                                                        (Percent per annum)

      Interest rate  .......................................................            6.0                9.0
      Medical cost inflation  ..............................................            7.0                9.0

      FRS 17 Retirement Benefits
      FRS 17 changes the calculation and reporting of the cost of postretirement benefits. The disclosures below relate to the assets and liabilities of the major defined benefit retirement plans in the United
      Kingdom and the United States. Other plans are not material.

      The principal assumptions used by the independent qualified actuaries in valuing the United Kingdom and United States plans at December 31, 2001 for FRS 17 purposes were:

                                                                                      United             United
                                                                                      Kingdom            States
                                                                                      -------            ------
                                                                                        (percent per annum)

      Increase in pensionable earnings  ....................................            4.0                5.0
      Increase in pensions  ................................................            2.5                nil
      Inflation  ...........................................................            2.5                3.0
      Discount rate  .......................................................            6.0                7.1

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

26.   Postretirement benefits - (continued)

      The assets and liabilities in the plans and the expected rates of return on investments as at December 31, 2001 were:

                                                              United Kingdom Plan           United States Plan
                                                              -------------------           ------------------
                                                               Rate of                    Rate of
                                                               Return         Value       Return          Value
                                                               ------         -----       ------          -----
                                                               (%)         (GBP million)    (%)      (GBP million)

      Equities  .........................................        9.0          149.1         10.0          42.8
      Government bonds  .................................        4.9           36.0          5.5           8.4
      Corporate bonds  ..................................        6.0              -          7.1           6.8
      Property  .........................................        6.9            9.4            -             -
      Other  ............................................        5.8            6.6          2.5           4.8
                                                                                ---                        ---
      Market value of assets  ...........................                     201.1                       62.8
      Present value of liabilities  .....................                    (190.2)                    (103.8)
                                                                             ------                     ------
      Surplus/(deficit) of pension plans  ...............                      10.9                      (41.0)
      Post retirement healthcare  .......................                      (3.1)                      (7.4)
                                                                               ----                       ----
                                                                                7.8                      (48.4)
      Related deferred tax (liability)/asset  ...........                      (2.3)                      18.4
                                                                               ----                       ----
      Net retirement benefit asset/(liability)  .........                       5.5                      (30.0)
                                                                                ===                      =====

      If FRS 17 had been adopted, the Group's shareholders' funds and income statement at December 31, 2001 would have been as follows:

                                                                                 Shareholders'             Retained
                                                                                     Funds                 Earnings
                                                                                     -----                 --------
                                                                                 (GBP million)          (GBP million)

      As reported  .........................................................         404.6                 155.4
      Provided under SSAP 24  ..............................................           8.1                   8.1
      Less:  related deferred tax  .........................................          (3.2)                 (3.2)
                                                                                      ----                  ----
                                                                                     409.5                 160.3
      FRS 17 net retirement liability above  ...............................         (24.5)                (24.5)
                                                                                     -----                 -----
      As adjusted for FRS 17  ..............................................         385.0                 135.8
                                                                                     =====                 =====

       The contributions made to the postretirement plans in the United Kingdom and United States in the accounting period were GBP2.2 million and GBP6.5 million respectively. In the United Kingdom, contribution rates of 6% for the period to the next full actuarial valuation have been agreed. In the United States, the contribution rate is expected to be 4% plus a supplementary payment of GBP7.0 million.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

27.   Acquisitions and Disposals

      Acquisitions in 2001
      The principal acquisitions during the year were the advanced woundcare business acquired in April 2001 and the Acticoat business acquired in May 2001. Under acquisition accounting the impact on the consolidated balance sheet of all acquisitions in the year was:

                                                                                                     Net book value
                                                                                                     --------------
                                                                                                      (GBP million)

      Tangible fixed assets  ...................................................................            3.1
      Intangible assets  .......................................................................            3.5
      Current assets  ..........................................................................            3.3
                                                                                                            ---
                                                                                                            9.9
      Goodwill  ................................................................................           39.4
                                                                                                           ----
      Consideration  ...........................................................................           49.3
      Deferred consideration in respect of previous acquisitions  ..............................           20.0
                                                                                                           ----
      Total consideration  .....................................................................           69.3
                                                                                                           ====


      There was no material difference between the fair value and book value of net assets acquired.

      Disposals in 2001
      The disposal during the year was the ear, nose and throat business in June 2001, for which net cash consideration was GBP61.7 million. The net profit on disposal is the gain on net assets realized.

      Acquisitions in 2000
      The principal acquisitions during the year were the Collagenase business acquired in January 2000 and the Orthopaedics Biosystems business acquired in November 2000. Under acquisition accounting the impact on the consolidated balance sheet of the acquisitions in the year was:

                                                                                                     Net book value
                                                                                                     --------------
                                                                                                      (GBP million)

      Tangible fixed assets  ...................................................................            0.1
      Current assets  ..........................................................................            1.9
      Current liabilities  .....................................................................           (1.1)
                                                                                                           ----
                                                                                                            0.9
      Goodwill  ................................................................................           89.9
                                                                                                           ----
      Total consideration  .....................................................................           90.8
                                                                                                           ====

       Of the consideration GBP39.7 million is deferred consideration (payable in cash) and GBP51.1 million was cash consideration. There was no material difference between the fair value and book value of net assets acquired.

       Disposals in 2000
       The disposal during the year was the Consumer healthcare business in June 2000, for which net cash consideration was GBP209.8 million. The net profit on disposal comprises a gain of GBP141.3 million on net assets realized, less GBP31.8 million of acquisition goodwill previously written off to reserves.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

27.    Acquisitions and disposals - (continued)

       Acquisitions in 1999
       The principal acquisitions during the year were the Exogen orthopaedic business acquired in September 1999 and an intangible fixed asset addition of GBP9.3 million in Advanced Tissue Sciences, Inc. in January 1999. Under acquisition accounting the impact on the consolidated balance sheet of the acquisitions in the year was:

                                                          Net book value
                                                          --------------
                                                           (GBP million)

      Intangible fixed assets  ........................          9.3
      Tangible fixed assets  ..........................          0.5
      Current assets  .................................          4.5
      Current liabilities  ............................         (4.5)
                                                                ----
                                                                 9.8
      Goodwill  .......................................         41.1
                                                                ----
      Cash consideration  .............................         50.9
                                                                ====

       Disposals in 1999
       The disposal during the year was the bracing business in July 1999, for which cash consideration was GBP121.8 million. The net profit on disposal comprises a gain of GBP96.4 million on net assets realized, less GBP33.5 million of acquisition goodwill previously written off to reserves.

28.   Smith & Nephew Employee's Share Trust

                                                        (GBP million)

         At January 1, 2000  ....................             -
         Shares acquired  .......................           2.9
                                                            ---
         At December 31, 2001  ..................           2.9
         Shares acquired  .......................           1.2
         Shares vested  .........................          (1.6)
                                                           ----
         At  December 31, 2001  .................           2.5
                                                            ===

         The Smith & Nephew Employees' Share Trust (the "Trust") was established to hold shares relating to the long-term incentive plan referred to in the compensation report. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The costs of the Trust are charged to the income statement as they accrue. There is a dividend waiver in place in respect of the shares held by the Trust.

         At December 31, 2001, the Trust held 1.1 million (2000 - 0.9 million) ordinary shares of the Company at an aggregate cost of GBP3.5 million, (2000 - GBP2.9 million). 0.8 million shares, at an aggregate cost of GBP2.5 million, is included within fixed asset investments on the Group balance sheet. The market value of these shares at December 31, 2001 was GBP3.3 million (2000 - GBP2.9 million). 0.3 million shares are held under option for the benefit of directors at an aggregate cost of GBP1.0 million.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

29.   Related party transactions with joint venture
      In the course of normal operations, the Group traded on an arm's-length basis with its joint venture BSN Medical from April 1, 2001. The aggregated transactions which are considered to be material and which have not been disclosed elsewhere in the accounts are summarized below:

                                                                 2001
                                                                 ----
                                                              (GBP million)

      Sales to the joint venture  .....................           6.5
      Loss made on sales  .............................          (0.4)
      Agency fees received  ...........................          19.2
      Management charges received  ....................           0.8
      Purchases from the joint venture  ...............          11.2
      Profit made by the joint venture on purchases  ..           0.5
      Interest payable to the joint venture  ..........          (0.7)
      Interest receivable from the joint venture  .....           1.7

30.   Companies Act 1985

      These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain.

      Statutory accounts for the fiscal year ended December 31, 2001 on which the auditors have given an unqualified audit report will be delivered to the Registrar of Companies for England and Wales (the "Registrar") in May 2002.

      Statutory accounts for the years ended December 31, 2000 and 1999 on which the auditors gave unqualified audit reports have been delivered to the Registrar.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

31.  New Accounting Standards

     United States:
     FAS 141 - Business Combinations, and FAS 142, - Goodwill and Other Intangible Assets, both issued in June 2001, are effective for accounting periods beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Management believe that there will be no impairment of goodwill as a result of this standard. On the assumption there is no impairment of goodwill on adoption, FAS 142 will result in an increase in net income in 2002.

     FAS 143 - Accounting for Asset Retirement Obligations, issued in August 2001, is effective for accounting periods beginning after June 15, 2002. This requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long lived asset. Management do not believe that this standard will result in an effect on net income on adoption.

     FAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001, is effective for accounting periods beginning after December 15, 2001. FAS 144 supersedes FAS 121 and, while retaining many of the recognition and measurement provisions of FAS 121, it excludes goodwill and intangible assets not being amortized from its impairment provisions and it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale. FAS 144 also supersedes the provisions of APB 30 with regard to reporting the effects of a disposal of a business segment and requires expected future operating losses from discontinued operations to be reported in the periods in which the losses are incurred rather than as at the measurement date. In addition, more dispositions will qualify for discontinued operations treatment in the income statement. As the provisions of FAS 144 are to be applied prospectively, the impact on the Group, if any, will depend upon the circumstances existing at that time.

     United Kingdom:
     FRS 17 - Retirement benefits, issued in November 2000, is fully effective for accounting periods ending on or after June 22, 2003. Some disclosure requirements are effective for periods prior to the June 2003 deadline. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Had FRS 17 been implemented at December 31, 2001, the Group would have reported a net retirement liability of GBP24.5 million, which compares with GBP4.9 million recorded in the Financial Statements under the existing rules. The impact of FRS 17 on retained earnings for 2001 would have been GBP19.6 million (Note 26).

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States

     Summary of differences

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain respects from United States generally accepted accounting principles ("US GAAP"). Those differences which have a significant effect on the Group's net income and shareholders' equity are as follows:

     Goodwill and other intangible assets
     Prior to 1998, goodwill arising on acquisitions was set off against reserves. On disposal of such businesses, goodwill previously set off against reserves is charged to profit or loss on disposal. Since 1998, goodwill and other intangible fixed assets purchased by way of acquisition have been capitalized and written off.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     over a period not exceeding 20 years. Under US GAAP, all goodwill and other intangible fixed assets would be capitalized and amortized over their expected useful lives, which in the case of goodwill should not exceed 40 years.

     Goodwill arising on the formation of the joint venture is not amortized but is subject to annual impairment review. Under US GAAP, this goodwill would be amortized over 20 years.

     Joint Venture
     One of the components of the goodwill in the joint venture is the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture by the Group. Under US GAAP, this gain is unrealized and would not be recognized.

     Postretirement benefits
     Projected benefit liabilities are discounted using long term investment returns and surpluses and deficits are amortized over the employees' service lives. Under US GAAP, pension liabilities are discounted using corporate bond rates and surpluses and deficits within 10% limits are not amortized and thus have no immediate impact on pension costs.

     There is no significant difference between UK GAAP and US GAAP with respect to postretirement benefits other than pensions. The Group has no significant obligations to which FAS 112 - Employers' Accounting for Postemployment Benefits would apply.

     Acquisition integration and rationalization costs
     Costs relating to acquisition integration and rationalization before January 1, 1998 were provided in the financial statements when the program for rationalization was approved by the Board of Directors. Under US GAAP such costs would be generally charged to expense when they are incurred, which has also been the requirement under UK GAAP since
     January 1, 1998.

     Derivative instruments and hedging activities
     The Group adopted FAS 133 - Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. Under FAS 133, all derivative instruments (including those imbedded in other contracts) are recognized as either assets or liabilities in the consolidated balance sheet at their fair values. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and qualifies as part of a hedge transaction and, if so, the type of hedge transaction.

     Forward foreign exchange contracts
     Forward foreign exchange contracts in respect of anticipated future transactions are treated as hedges and gains and losses on valuing such contracts at the forward rates at the balance sheet date are not recognized in income for the year. Under US GAAP, gains and losses at the balance sheet date would be included in net income and on maturity of the contract the gain/loss not recognized to date would be recognized in net income. There has been no change in accounting policy from the introduction of FAS 133 on January 1, 2001.

     Interest rate swaps
     Interest rate swaps are used to fix interest rates on the Group's major exposures and are treated as hedges. Gains and losses on valuing such contracts at market rates at the balance sheet date are not recognized in income for the year. Due to the additional documentational requirements of FAS 133, the Group no longer treats these swaps as hedges for US GAAP reporting. Upon the introduction of FAS 133 on January 1, 2001, gains and losses at the balance sheet date would be included in net income. This has resulted in an effect on the income statement of a loss of GBP7.4 million in respect of interest rate swaps which do not

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     qualify as hedges under FAS 133. This loss comprises GBP6.7 million from changes in the fair value of derivatives and GBP0.7 million which has been reclassified from other comprehensive income.

     Currency rate swaps
     Currency swaps are used to finance or hedge intragroup equity investments and realized and unrealized gains and losses are not recognised in income for the year. On the adoption of FAS 133, the Group has continued to treat these currency swaps as hedges as, consistent with the functional currency concept in FAS 52, the Group has designated these swaps as foreign currency hedges. Thus, there has been no change in accounting policy from the introduction of FAS 133.

     Receivables and payables on currency swaps are included within cash and bank and borrowings respectively. Under US GAAP, these are separately classified into current derivatives and current liability derivatives.

     Trade investments
     Trade investments are stated in the balance sheet at cost less provision for any permanent diminution in value and any movements are taken to the income statement for the year. Under US GAAP, trade investments would be stated at market value and all movements would be taken to shareholders' equity via comprehensive income for the year.

     Investment in own shares
     Investment in the Company's shares held by the Smith & Nephew Employees' Share Trust are shown in the consolidated balance sheet as fixed asset investments. Under US GAAP, these shares would be treated as Treasury Stock and deducted from shareholders' equity.

     Dividends
     Dividends are provided for in the financial statements for the period to which they relate and, in the case of proposed final dividends, on the basis of proposals by the Directors. Under US GAAP, dividends would be provided for in the financial statements for the period in which they are declared.

     Taxation
     Following the adoption of Financial Reporting Standard 19 (FRS 19) deferred taxation is now recognized on all timing differences. This is generally consistent with US GAAP, except that FRS 19 requires deferred taxation to be provided on goodwill prior to 1998 written off to reserves on which taxation benefits have been received. Under US GAAP, as goodwill is not written off to reserves, these liabilities would not be recognized.

     Discontinued activities
     Sales and operating profit of businesses disposed of or permanently closed in the year are reported as discontinued operations. Under US GAAP, discontinued operations would be those that have been previously reported as a separate segment or line of business before discontinuance.

     Profit/(loss) on disposal of discontinued operations
     The profit/(loss) on disposal of discontinued operations is reported after operating income and before interest. Unless they are reported as discontinued as defined by US GAAP, these would be reported in the determination of operating income under US GAAP.

     Effect of differences and additional information
     The effect of the significant adjustments to net income and to shareholders' equity that would be required if US GAAP were to be applied instead of UK GAAP is summarized as follows:

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     Net income                                                                       Years ended December 31
     ----------                                                                       -----------------------
                                                                                2001           2000(i)         1999(i)
                                                                                ----           -------         -------
                                                                              (GBP million, except per Ordinary Share
                                                                                and ADS amounts and Ordinary Shares)

     Profit for the financial year as reported in the consolidated
     statement of income  ..........................................            129.6           207.5           103.7
     Adjustments:
     Amortization of goodwill  .....................................            (10.5)          (12.2)          (12.9)
     Amortization of other intangible assets  ......................             (3.9)           (3.2)           (2.1)
     Amortization of goodwill on joint venture  ....................             (1.2)              -               -
     Loss on disposal of businesses: goodwill and other intangible
     assets previously written off  ................................                -            11.4            10.9
     Pension expense  ..............................................             (1.7)           (3.1)           (5.9)
     Acquisition integration costs  ................................                -               -            (0.5)
     Rationalization costs  ........................................                -               -            (1.4)
     Unrecognized forward foreign exchange gains/(losses)  .........              1.4            (1.0)            1.7
     Unrecognized losses on interest rate swaps  ...................             (7.4)              -              -
     Deferred taxation on US GAAP adjustments  .....................              2.4             1.0             1.9
     Deferred taxation on UK GAAP amounts  .........................             (0.2)            3.1            (5.0)
                                                                                 ----             ---            ----
     Income for the financial year as adjusted to accord with US GAAP           108.5           203.5            90.4
                                                                                =====           =====            ====

     Comprising:
     Income from continuing operations  ............................             76.5            86.6            68.1
     Income from discontinued operations  ..........................              0.5            18.6            22.3
     Gain from disposal of discontinued operations  ................             31.5            98.3               -
                                                                                 ----            ----            ----
                                                                                108.5           203.5            90.4
                                                                                =====           =====            ====

     Undiluted earnings as so adjusted - continuing operations:
     Per Ordinary Share  ...........................................            8.31p             8.38p           6.10p
                                                                                ====              ====            ====

     Per ADS  ......................................................            83.1p             83.8p           61.0p
                                                                                ====              ====            ====

     Undiluted earnings as so adjusted - discontinued operations:
     Per Ordinary share  ...........................................            3.47p            11.30p           2.00p
                                                                                ====             =====            ====

     Per ADS  ......................................................            34.7p            113.0p           20.0p
                                                                                ====             =====            ====

     Diluted earnings as so adjusted - continuing operations:
     Per Ordinary Share  ...........................................            8.23p             8.32p           6.07p
                                                                                ====              ====            ====

     Per ADS  ......................................................            82.3p             83.2p           60.7p
                                                                                ====              ====            ====

     Diluted earnings as so adjusted - discontinued operations:
     Per Ordinary Share  ...........................................            3.44p            11.23p           1.99p
                                                                                ====             =====            ====

     Per ADS  ......................................................            34.4p            112.3p           19.9p
                                                                                ====             =====            ====

     Weighted average number of Ordinary Shares in issue (million):
     Undiluted  ....................................................              921           1,034           1,116
     Diluted  ......................................................              930           1,041           1,121

     __________________________
(i) Year 2000 and 1999 comparative figures have been restated for the adoption of FRS 19.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     Comprehensive income

     The consolidated statement of comprehensive income under US GAAP is as follows:

                                                                                    Years ended December 31
                                                                                    -----------------------
                                                                              2001           2000          1999
                                                                              ----           ----          ----
                                                                                        (GBP million)

      Net income as adjusted to accord with US GAAP  ...............          108.5            203.5        90.4
      Other comprehensive income (net of related tax of nil):
      Cumulative effect on prior year on adoption of FAS 133  ......           (0.7)               -           -
      Derivative financial instruments  ............................            0.7                -           -
      Revaluation of investments  ..................................            4.3             (1.5)        4.0
      Cumulative translation adjustment arising on consolidation  ..           (5.1)            (5.1)       (0.4)
                                                                               ----             ----        ----
      Comprehensive income  ........................................          107.7            196.9        94.0
                                                                              =====            =====        ====

      Movements in other comprehensive income amounts (net of related tax) are as follows:

                                                           Derivative     Revaluation       Currency
                                                            Financial        of             Translation
                                                           Instruments    Investments       Differences        Total
                                                           -----------    -----------       -----------        -----
                                                                                 (GBP million)

      At January 1, 1999  ..............................        -           (10.0)          (32.9)           (42.9)
      Movement in the year  ............................        -             4.0            (0.4)             3.6
                                                              ---            ----            -----           -----
      At December 31, 1999  ............................        -            (6.0)           (33.3)          (39.3)
      Movement in the year  ............................        -            (1.5)            (5.1)           (6.6)
                                                              ---            ----            -----           -----
      At December 31, 2000  ............................        -            (7.5)           (38.4)          (45.9)
      Effect on adoption of FAS 133  ...................     (0.7)              -                -            (0.7)
      Movement in the year  ............................      0.7             4.3             (5.1)           (0.1)
                                                              ---            ----            -----            ----
      At December 31, 2001  ............................        -            (3.2)           (43.5)          (46.7)
                                                              ===            ====            =====           =====

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     Shareholders' funds

                                                                                                    December 31
                                                                                                    -----------
                                                                                              2001               2000
                                                                                              ----               ----
                                                                                                   (GBP million)

      Shareholders' funds as reported in the consolidated balance sheet  ..........         404.6            268.0
      Adjustments:
      Goodwill
      Cost   ......................................................................         209.8            223.6
      Amortization  ...............................................................        (120.5)          (114.4)
                                                                                            -----            -----
                                                                                             89.3            109.2
      Other intangible fixed assets
      Cost   ......................................................................         136.1            133.5
      Amortization  ...............................................................        (110.0)          (104.2)
                                                                                            -----            -----
                                                                                             26.1             29.3

      Investment in joint venture
      Cost  .......................................................................         (38.2)               -
      Amortization  ...............................................................          (1.2)               -
                                                                                            -----            -----
                                                                                            (39.4)               -

      Fixed asset investments: own shares  ........................................          (2.5)            (2.9)
      Investments: revaluation of investments  ....................................          (3.2)            (7.5)
      Cash and bank  ..............................................................          (3.6)               -
      Current asset derivatives  ..................................................          11.7              2.0

      Trade and other payables
      Proposed final dividend  ....................................................          26.8             25.7
      Pension costs  ..............................................................         (11.2)            (9.3)
      Borrowings  .................................................................          18.3                -
      Current liabilities derivatives  ............................................         (31.7)            (1.3)
                                                                                            -----            -----
                                                                                              2.2             15.1

      Deferred taxation on US GAAP adjustments  ...................................           4.4              2.0
      Deferred taxation on UK GAAP amounts  .......................................          44.9             44.0
                                                                                            -----            -----
      Shareholders' equity as adjusted to accord with US GAAP  ....................         534.5            459.2
                                                                                            =====            =====

      Reconciliation of changes in shareholders' equity under US GAAP

                                                                                     Years ended December 31
                                                                                     -----------------------
                                                                            2001            2000               1999
                                                                            ----            ----               ----
                                                                                      (GBP million)

      Profit for the financial year under US GAAP  .................        108.5           203.5             90.4
      Dividends paid  ..............................................        (41.8)         (475.9)           (70.3)
      Currency translation  ........................................         (5.1)           (5.1)            (0.4)
      Issue of shares  .............................................          9.0             7.7              4.4
      Investment in own shares vested/(purchased)  .................          0.4            (2.9)               -
      Revaluation of investments  ..................................          4.3            (1.5)             4.0
                                                                              ---            ----              ---
      Net addition to/(reduction in) shareholders' equity  .........         75.3          (274.2)            28.1
      Opening shareholders' equity  ................................        459.2           733.4            705.3
                                                                            -----           -----            -----
      Closing shareholders' equity  ................................        534.5           459.2            733.4
                                                                            =====           =====            =====

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     Additional information required by US GAAP in respect of earnings per share
     The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

                                                                                            Years ended December 31
                                                                                            -----------------------
                                                                                 2001           2000             1999
                                                                                 ----           ----             ----
                                                                                            (GBP million)
      Numerator:
      Net income in accordance with US GAAP  ............................       108.5          203.5             90.4
      Interest on convertible bonds  ....................................           -              -                -
                                                                                -----          -----             ----
      Numerator for diluted earnings per Ordinary Share  ................       108.5          203.5             90.4
                                                                                =====          =====             ====

                                                                                            Years ended December 31
                                                                                            -----------------------
                                                                              2001               2000           1999
                                                                              ----               ----           ----
                                                                                               (Shares million)
      Denominator:
      Denominator for basic earnings per Ordinary Share  ................       921           1,034            1,116
      Effect of dilutive securities:
      Share option schemes  .............................................         9               7                4
      Convertible bonds  ................................................         -               -                1
                                                                                ---           -----            -----
      Denominator for diluted earnings per Ordinary Share  ..............       930           1,041            1,121
                                                                                ===           =====            =====

      Basic earnings per Ordinary Share from continuing operations  .....      8.31p           8.38p            6.10p
                                                                               ====            ====             ====

      Basic earnings per Ordinary Share from discontinued operations  ...      3.47p          11.30p            2.00p
                                                                               ====           =====             ====

      Diluted earnings per Ordinary Share from continuing operations  ...      8.23p           8.32p            6.07p
                                                                               ====            ====             ====

      Diluted earnings per Ordinary Share from discontinued operations         3.44p          11.23p            1.99p
                                                                               ====           =====             ====

      Consolidated statement of cash flows

      The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, investing activities and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP.

      The categories of cash flow activity under US GAAP are summarized as follows:

                                                                                    Years ended December 31
                                                                                    -----------------------
                                                                             2001             2000              1999
                                                                             ----             ----              ----
                                                                                           (GBP million)

      Cash flows from operating activities  ....................              99.2            150.5            141.4
      Cash flows from investing activities  ....................             (67.6)            92.0              5.8
      Cash flows from financing activities  ....................             (24.9)          (318.2)          (100.7)
                                                                             -----           ------           ------
      Increase/(decrease) in cash and cash equivalents  ........               6.7            (75.7)            46.5
      Exchange adjustments  ....................................              (1.3)            (0.2)             4.1
      Cash and cash equivalents at beginning of year  ..........              24.6            100.5             49.9
                                                                              ----            -----             ----
      Cash and cash equivalents at end of year  ................              30.0             24.6            100.5
                                                                              ====             ====            =====

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     Additional information required by US GAAP in respect of deferred taxation
     The analysis of the deferred taxation liability/(asset) required by US GAAP is summarized as follows:

                                                                                                   December 31
                                                                                                   -----------
                                                                                               2001            2000
                                                                                               ----            ----
                                                                                                  (GBP million)
      Deferred taxation liabilities:
      Excess of book value over taxation value of fixed assets  .............                 (28.0)           (25.9)
      Other temporary differences  ..........................................                  (4.4)            (1.3)
                                                                                               ----             ----
                                                                                              (32.4)           (27.2)
      Deferred taxation assets:
      Taxation effect of losses carried forward  ............................                  11.1             10.9
      Other temporary differences  ..........................................                  18.7             10.4
                                                                                               ----             ----
                                                                                               29.8             21.3

                                                                                               (2.6)            (5.9)
                                                                                               ====             ====
      Of which:
      Current  ..............................................................                   0.3              0.8
      Noncurrent  ...........................................................                  (2.9)            (6.7)
                                                                                               ----             ----
                                                                                               (2.6)            (5.9)
                                                                                               ====             ====

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     Additional information required by US GAAP in respect of the Group's two principal pension plans
     The two principal pension plans are those in the United Kingdom and the United States. The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                    2001         2000         1999
                                                                                    ----         ----         ----
                                                                                             (GBP million)

      Service cost  .................................................               9.6          11.2         12.3
      Interest cost  ................................................              18.1          17.9         15.4
      Actual return on plan assets  .................................             (21.9)        (22.9)       (20.7)
      Amortization of transition obligation  ........................              (0.1)         (0.1)        (0.1)
      Amortization of prior service cost  ...........................               2.6           3.2          3.5
      Amortization of net actuarial loss  ...........................              (0.8)         (0.8)        (0.4)
      Curtailment gain  .............................................              (1.0)            -            -
                                                                                    ---           ---         ----
      Net periodic pension cost  ....................................               6.5           8.5         10.0
                                                                                    ===           ===         ====

       The major assumptions used in computing pension cost under US GAAP for the two principal plans are:

                                                                                       Years ended December 31
                                                                                       -----------------------
                                                                                    2001          2000        1999
                                                                                    ----          ----        ----
                                                                                               (Percent)
      United Kingdom:
      Expected long-term rate of return on plan assets  .............               8.1           8.0          8.0
      Discount rate for costs/gains  ................................               6.0           6.0          5.5
      Discount rate for year end benefit obligations  ...............               6.0           6.0          6.0
      Expected long-term rate of earnings increases  ................               4.0           4.0          4.0
      United States:
      Expected long-term rate of return on plan assets  .............               9.3           9.3          9.3
      Discount rate for costs/gains .................................               8.0           8.0          6.8
      Discount rate for year end benefit obligations  ...............               7.0           8.0          8.0
      Expected long-term rate of earnings increases  ................               5.0           5.0          5.0

       The following table sets forth the funded status and amounts that would be recognized under US GAAP in the balance sheet at December 31, 2001 and 2000 for the Group's two principal plans:

                                                                              2001                    2000
                                                                              ----                    ----
                                                                       United       United    United       United
                                                                      Kingdom      States     Kingdom      States
                                                                      -------      ------     -------      ------
                                                                                     (GBP million)

      Fair value of plan assets  .............................           200.1       74.1      208.5        63.9
      Projected benefit obligation  ..........................          (202.1)    (105.6)    (194.9)      (78.8)
                                                                        ------     ------     ------       -----
      Plan (liabilities)/assets (below)/in excess of projected
      benefit obligation  ....................................            (2.0)     (31.5)      13.6       (14.9)
      Unrecognized asset, net of amortization  ...............               -                     -        (0.1)
                                                                                       -
      Unrecognized prior service cost  .......................             3.6        0.4        5.7         0.7
      Unrecognized net gain  .................................             1.0       17.9      (15.7)       (1.6)
                                                                           ---       ----      -----        ----
      Prepaid/(accrued) pension cost  ........................             2.6      (13.2)       3.6       (15.9)
                                                                           ===      =====        ===       =====

      In the UK plan, the assets principally comprise UK and other listed equities, bank deposits and UK Government index-linked stocks. In the US plan, the assets principally comprise US equities, other listed equities and fixed income securities.

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

     A reconciliation of the projected benefit obligation and the fair value of plan assets is shown in the following tables:

                                                                           2001                          2000
                                                                           ----                          ----
                                                                    United       United          United      United
                                                                   Kingdom        States        Kingdom      States
                                                                   -------        ------        -------      ------
                                                                                   (GBP million)

      Projected benefit obligation at beginning of year  .            194.9            78.8        223.1        65.3
      Service cost  ......................................              6.3             3.8          8.0         3.2
      Interest cost  .....................................             12.7             6.4         12.4         5.5
      Plan participant contributions  ....................              2.6               -          2.9           -
      Change in discount rate assumptions  ...............              0.4            16.5            -           -
      Curtailment  .......................................                -            (1.1)       (20.9)          -
      Actuarial (gain)/cost  .............................             (2.8)            2.4        (20.3)        2.3
      Benefits paid  .....................................            (12.0)           (3.0)       (10.3)       (2.7)
      Exchange adjustment  ...............................                -             1.8            -         5.2
                                                                      -----           -----        -----        ----
      Projected benefit obligation at end of year  .......            202.1           105.6        194.9        78.8
                                                                      =====           =====        =====        ====

      Fair value of plan assets at beginning of year  ....            208.5           63.9         235.0        51.3
      Actual return on assets  ...........................             (1.7)           5.4           0.7         4.3
      Company contributions  .............................              2.7            6.2           2.0         6.8
      Plan participant contributions  ....................              2.6              -           2.9           -
      Benefits paid  .....................................            (12.0)          (3.0)        (10.3)       (2.7)
      Assets transferred  ................................                -              -         (21.8)          -
      Exchange adjustment  ...............................                -            1.6             -         4.2
                                                                      -----           -----        -----        ----
      Fair value of plan assets at end of year  ..........            200.1           74.1         208.5        63.9
                                                                      =====           ====         =====        ====

      Additional information required by US GAAP in respect of the Group's healthcare benefits after retirement in the United Kingdom and the United States

      The movement in the accumulated benefit obligation under the Group's postretirement healthcare schemes is as follows:

                                                                             2001                       2000
                                                                             ----                       ----
                                                                    United        United         United      United
                                                                    Kingdom        States       Kingdom      States
                                                                    -------        ------       -------      ------
                                                                                        (GBP million)

      At beginning of year  ...........................                 3.3          6.0             3.7         4.7
      Service cost  ...................................                 0.1          0.1             0.1         0.1
      Interest cost  ..................................                 0.2          0.5             0.2         0.5
      Amendments  .....................................                   -            -               -         1.2
      Curtailment  ....................................                (0.1)           -            (0.2)          -
      Actuarial (gain)/cost  ..........................                (0.1)         0.1            (0.3)       (0.4)
      Benefits paid  ..................................                (0.2)        (0.6)           (0.2)       (0.5)
      Exchange adjustment  ............................                   -          0.1               -         0.4
                                                                        ---          ---             ---         ---
      At end of year  .................................                 3.2          6.2             3.3         6.0
                                                                        ===          ===             ===         ===

                     SMITH & NEPHEW plc AND SUBSIDIARIES
               NOTES TO THE FINANCIAL STATEMENTS - (Continued)

32. Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States - (continued)

                                                                           2001                       2000
                                                                           ----                       ----
                                                                    United       United       United       United
                                                                   Kingdom       States      Kingdom       States
                                                                   -------       ------      -------       ------
                                                                                  (GBP million)

      Accumulated benefit obligation  ....................              3.2        6.2            3.3        6.0
      Unrecognized net gain  .............................              0.4       (0.9)           0.4       (0.8)
                                                                        ---       ----            ---       ----
      Accrued healthcare cost  ...........................              3.6        5.3            3.7        5.2
                                                                        ===        ===            ===        ===

       The effect of a one percentage point change in the assumed medical cost inflation would increase/(decrease) the accumulated postretirement benefit obligation as follows:

                                                                           2001                      2000
                                                                           ----                      ----
                                                                    United       United      United        United
                                                                   Kingdom       States      Kingdom       States
                                                                   -------       ------      -------       ------
                                                                                  (GBP million)

      1% increase  .......................................              0.1        0.5            0.1       0.5
      1% decrease  .......................................             (0.1)      (0.5)          (0.1)     (0.5)

     Accounting and disclosure of stock-based compensation
     FAS 123 - Accounting for Stock-Based Compensation has established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in APB 25 - Accounting for Stock Issued to Employees and related interpretations. The Group has chosen to continue to account for such costs under APB 25. Had the Group chosen to account for such costs under FAS 123, net income under US GAAP for the year ended December 31, 2001 would have been GBP105.0 million (2000 - GBP202.5 million, 1999 - GBP89.6 million) and net earnings per Ordinary Share would have been 11.40p (2000
     - 19.58p, 1999 - 8.03p). Details of the fair values of stock awards in the year are given in Note 21. Because options vest over several years and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

                                                                   SCHEDULE II

                      SMITH & NEPHEW plc AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                                                                  Additions
                                                    Balance at   charged to
                                                     beginning    costs and      Exchange                         Balance at
                                                      of year     expenses     differences     Deductions (i)     end of year
                                                      -------     --------     -----------     --------------     -----------
                                                                                (GBP million)
Year ended December 31, 2001
Provisions for bad and doubtful debts  .......           7.0          1.9            -            (1.6)             7.3

Year ended December 31, 2000
Provisions for bad and doubtful debts  .......           3.9          3.5          0.1            (0.5)             7.0

Year ended December 31, 1999
Provisions for bad and doubtful debts  .......           3.9          1.2         (0.1)           (1.1)             3.9


_____________________
(i)  Represents the excess of amounts written off over recoveries.

                                                         EXHIBITS INDEX

Exhibit No.                      Description of Document                Incorporated Herein by
-----------                      -----------------------                ----------------------
                                                                             Reference To           Filed Herewith
                                                                             ------------           --------------

1         (a)       Memorandum of Association                        Form 20-F for the year
                                                                     ended December 31, 2000

          (b)       Articles of Association                                                                X

2                   Copies of instruments defining the
                    rights of holders of long-term debt not
                    required to be filed herewith or
                    incorporated herein by reference will be furnished to the Commission upon request.

4         (a)       Material contract: Agreement and Plan of         Exhibit 2.2 to the Form
                    Merger dated as of February 13, 2002, by and     8-K of ORATEC
                    among Smith & Nephew, Inc., Orchid Merger        Interventions, Inc.
                    Corp. and ORATEC Interventions, Inc.             filed with Securities
                                                                     and Exchange Commission
                                                                     on February 19, 2002
                                                                     (File No. 000-26745)

4         (c)(i)    The Smith & Nephew 1985 Share Option Scheme      Registration  Statement
                                                                     on Form S-8 No. 33-39802

             (ii)   The Smith & Nephew 1990 International            Registration Statement
                    Executive Share Option Scheme                    on Form S-8 No. 33-39814

             (iii)  The Smith & Nephew Long Term Incentive Plan      Form 20-F for the year
                                                                     ended December 31, 2000

             (iv)   The Smith & Nephew 2001 UK Approved Share                                            X
                    Option Plan

             (v)    The Smith & Nephew 2001 UK Unapproved Share                                          X
                    Option Plan

             (vi)   The Smith & Nephew 2001 US Share Plan            Registration Statement
                                                                     on Form S-8 No. 333-13694

8                   Principal Subsidiaries                           Form 20-F for the year
                                                                     ended December 31, 2000