Form 20-F
period 2002-12-31
SMITH & NEPHEW PLC
filed 2003-04-25
CIK 845982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19003

Smith & Nephew plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

15 Adam Street, London WC2N 6LA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of 12 2/9p each	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

928,759,544	Ordinary Shares of 12 2/9p each
268,500	Cumulative Preference Shares of £1 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☒

Table of Contents

INTRODUCTION

As used in this Annual Report, the term “Company” refers to Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires. The terms “Smith & Nephew” and “Group” are used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

The Consolidated Financial Statements of the Company in this Annual Report are presented in United Kingdom (“UK”) pounds sterling. In this document, references to “US dollars” or “US$” or “cents” are to United States (“US”) currency, references to “euros” or “€” are to the currency used in certain member states of the European Union, references to “Swiss francs” or “CHF” are to the currency used in Switzerland and references to “pounds sterling”, “sterling” or “£”, “pence” or “p” are to UK currency. 1p is equivalent to one hundredth of £1.

Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in sterling into US dollars at specified rates. These translations should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. The translation of pounds sterling and pence to US dollars and cents appearing in this Annual Report have been made at the noon buying rate in The City of New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of the information so translated. On April 7, 2003, the Noon Buying Rate was US$ 1.550 per £1.

A substantial portion of the Group’s assets, liabilities, revenues and expenses is denominated in currencies other than sterling. Accordingly, fluctuations in the value of sterling relative to other currencies can have a significant effect on the translation into sterling of non-sterling assets, liabilities, revenues and expenses. For information regarding rates of exchange between sterling and US dollars and the effects of changes in exchange rates, see Item 3—“Key Information—Exchange Rates” and Item 11—“Quantitative and Qualitative Disclosures About Market Risk”.

On November 16, 1999, the Ordinary Shares of the Company were listed on the New York Stock Exchange, trading in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents ten Ordinary Shares.

The Company furnishes the Bank of New York, as Depositary, with annual reports containing Consolidated Financial Statements and an opinion thereon by its independent auditors. Such financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom (“UK GAAP”). The annual reports contain reconciliations of net income, cash flow and shareholders’ equity stated under UK GAAP to those as stated under accounting principles generally accepted in the United States (“US GAAP”). The Company also furnishes the Depositary with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Depositary mails all such reports to recorded holders. The Company also furnishes to the Depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by recorded holders of ADRs and mails to all recorded holders of ADRs notices of shareholders’ meetings received by the Depositary. The Company is not required to report quarterly financial information.

The Company’s fiscal year ends on December 31 of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the ordinary shares of Smith & Nephew of 12 2/9p each. References in this Annual Report to the “Companies Act” are to the Companies Act 1985, as amended, of Great Britain. References to the “FDA” are to the US Food and Drug Administration.

This Annual Report contains the Consolidated Financial Statements and Financial Statement Schedules of Smith & Nephew and an opinion thereon by its independent auditors. Such financial statements are prepared under accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differ in certain respects from US generally accepted accounting principles (“US GAAP”). Differences between UK GAAP and US GAAP relevant to the Group are explained in Note 35 of the Notes to the Financial Statements.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this Annual Report under the headings Item 4—“Information on the Company”, Item 5—“Operating and Financial Review and Prospects”, Item 8—“Financial Information” and Item 11—“Quantitative and Qualitative Disclosures About Market Risk” and elsewhere constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words “anticipate”, “believe”, “estimate”, “expect”, “consider” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Company are described under Item 3—“ Key Information—Risk Factors”.

Smith & Nephew expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written and oral forward-looking statements attributable to Smith & Nephew or persons acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing.

Certain Specialist Terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“Advanced wound management” products are those associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

•	“Arthroscopic repair” products are specialized devices, fixation systems and bioabsorbable materials to repair damaged tissue.

•	“Bandaging” products comprise traditional adhesive and support bandaging, “Casting” products are used externally to immobilize a fracture or damaged joint structures, usually made of plaster of paris or synthetic materials and “Traditional woundcare” products are those which comprise medical textile products that include adhesive tapes and fixture sheets used to secure wound management products to the body.

•	“Chronic and acute wounds”. Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers. Acute wounds are those for which healing times can be reasonably predicted such as surgical and post-operative wounds.

•	“Endoscopy” products are specialized viewing devices, instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision, surgeons are able to see inside the body via a monitor and identify and repair defects. Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

•	“Image guided surgery” is the use of computer-tracking and imaging technological tools that give surgeons real-time, precise feedback on the relationship between surgical instruments and the patient’s anatomy.

•	“Orthopaedic” products comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma products, devices such as rods, pins, screws and plates used to treat bone fractures.

•	“Resection” products comprise radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting tissue. “Access” products are fluid management and insufflation instruments for better surgical access.

•	“Rehabilitation” products are individual items, pieces of equipment or product systems that are used to increase, maintain or improve functional capabilities after surgery or of individuals with disabilities.

•	“Visualization” products are digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualization.

Product names referred to in this Annual Report are identified by the use of capital letters and are trademarks owned by or licensed to members of the Group or its associated undertakings and other interests.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3—KEY INFORMATION

SELECTED FINANCIAL DATA

Summary

This information has been extracted or derived from the audited financial statements of the Group presented elsewhere in this Annual Report and in prior year Annual Reports on Form 20-F.

Smith & Nephew prepares its financial statements in accordance with UK GAAP which differ in certain respects from US GAAP. Reconciliations of net income and shareholders’ equity are set forth in Note 35 of the Notes to the Financial Statements.

Consolidated Income Statement Data

	Years ended December 31
	2002		2001		2000		1999		1998
	(£ million, except per Ordinary Share and per ADS amounts)
Amounts in accordance with UK GAAP:
Turnover:
Continuing operations	1,083.7		978.3		911.5		799.9		713.6
Discontinued operations	26.2		103.4		223.2		320.0		339.8

Group turnover	1,109.9		1,081.7		1,134.7		1,119.9		1,053.4
Share of joint venture	155.0		123.6		—		—		—

	1,264.9		1,205.3		1,134.7		1,119.9		1,053.4

Operating profit:
Continuing operations:
Before goodwill amortization and exceptional items	196.0		174.4		156.9		122.7		106.5
Goodwill amortization *	(17.5)		(10.4)		(6.9)		(1.8)		(0.3)
Exceptional items *	(29.9)		(21.1)		(12.4)		(40.1)		(15.9)
Discontinued operations:
Before exceptional items	2.1		11.1		29.0		46.6		47.9
Exceptional items *	—		—		(3.9)		(11.6)		(2.0)

	150.7		154.0		162.7		115.8		136.2
Share of operating profit of the joint venture:
Before exceptional items	19.6		12.8		—		—		—
Exceptional items *	(2.6)		(5.0)		—		—		—

	167.7		161.8		162.7		115.8		136.2
Share of operating profit of the associated undertaking	4.9		—		—		—		—

	172.6		161.8		162.7		115.8		136.2
Profit on disposal of businesses *	18.0		49.2		109.5		62.9		—

Profit before interest	190.6		211.0		272.2		178.7		136.2
Interest income	6.6		2.5		4.4		10.3		8.1
Interest expense	(19.3)		(19.9)		(11.4)		(6.9)		(9.8)

Profit before taxation	177.9		193.6		265.2		182.1		134.5
Taxation	(65.8)		(64.0)		(57.7)		(77.3)		(40.8)

Profit for the financial year	112.1		129.6		207.5		104.8		93.7

Per Ordinary Share:
Basic earnings per Ordinary Share	12.11	p	14.07	p	20.07	p	9.39	p	8.42	p
Diluted earnings per Ordinary Share(i)	12.02	p	13.95	p	19.95	p	9.37	p	8.40	p
Results before goodwill amortization and exceptional items (marked * above):
Profit before taxation	209.9		180.9		178.9		172.7		152.7
Adjusted basic earnings per Ordinary Share	16.02	p	13.96	p	12.19	p	10.88	p	9.61	p
Adjusted diluted earnings per Ordinary Share	15.89	p	13.84	p	12.12	p	10.85	p	9.60	p
Ordinary Dividends per Ordinary Share	4.80	p	4.65	p	4.50	p	6.50	p	6.20	p
Special Dividend per Ordinary Share	—		—		37.14	p	—		—
Amounts in accordance with US GAAP:
Income from continuing operations	128.4		74.9		85.3		66.6		39.9
Income from discontinued operations	—		32.0		116.9		22.3		25.8

Net income	128.4		106.9		202.2		88.9		65.7

Basic earnings per Ordinary Share:
Continuing operations	13.87	p	8.13	p	8.25	p	5.97	p	3.58	p
Discontinued operations	—		3.47	p	11.31	p	2.00	p	2.32	p

Total	13.87	p	11.60	p	19.56	p	7.97	p	5.90	p

Ordinary dividends per Ordinary Share	4.70	p	4.55	p	5.70	p	6.30	p	6.20	p
Special dividend per Ordinary Share	—		—		37.14	p	—		—

Consolidated Income Statement Data—continued

	Years ended December 31
	2002		2001		2000		1999		1998
	(£ million, except per Ordinary Share and per ADS amounts)
Diluted earnings per Ordinary Share(i):
Continuing operations	13.75	p	8.05	p	8.19	p	5.94	p	3.57	p
Discontinued operations	—		3.44	p	11.23	p	1.99	p	2.32	p

Total	13.75	p	11.49	p	19.42	p	7.93	p	5.89	p

Basic earnings per ADS(ii):
Continuing operations	138.7	p	81.3	p	82.5	p	59.7	p	35.8	p
Discontinued operations	—		34.7	p	113.1	p	20.0	p	23.2	p

Total	138.7	p	116.0	p	195.6	p	79.7	p	59.0	p

Diluted earnings per ADS(ii):
Continuing operations	137.5	p	80.5	p	81.9	p	59.4	p	35.7	p
Discontinued operations	—		34.4	p	112.3	p	19.9	p	23.2	p

Total	137.5	p	114.9	p	194.2	p	79.3	p	58.9	p

Consolidated Balance Sheet Data

	December 31
	2002	2001	2000	1999	1998
	(£ million)
Amounts in accordance with UK GAAP:
Total current assets	532.7	525.4	533.8	616.2	570.9
Intangible fixed assets	317.2	187.8	153.8	66.0	28.3
Property, plant and equipment	255.8	245.0	251.1	270.5	291.7
Investment in associated undertaking	8.5	—	—	—	—
Investment in joint venture	115.0	114.0	—	—	—
Fixed asset investments	8.2	25.7	24.0	16.6	14.4

Total assets	1,237.4	1,097.9	962.7	969.3	905.3
Total current liabilities	(461.5)	(428.5)	(404.0)	(370.4)	(375.6)
Loans (due after more than one year)	(164.2)	(161.2)	(165.1)	(15.9)	(8.5)
Liabilities (due after more than one year)	(6.3)	(8.3)	(22.1)	(4.3)	(4.3)
Provisions for liabilities and charges	(88.1)	(95.3)	(103.5)	(87.9)	(31.4)

Ordinary shareholders’ equity(iv)	517.3	404.6	268.0	490.8	485.5

Share capital(iii)	113.5	113.1	112.4	111.8	111.4
Amounts in accordance with US GAAP:
Goodwill, net of amortization	317.6	247.0	236.5	168.2	193.0
Other intangible fixed assets	150.1	56.2	55.8	64.3	35.7
Total assets	1,356.9	1,170.4	1,087.4	1,127.7	1,094.4
Total shareholders’ equity	579.5	533.2	457.9	733.4	705.3

(i)	Diluted earnings per Ordinary Share is calculated on the weighted average of 934 million shares (2001—930 million shares, 2000—1,041 million shares, 1999—1,121 million shares, 1998—1,117 million shares) after allowing for the allotment of shares under option schemes, with a corresponding adjustment to income for the after tax effect of interest.
(ii)	Each ADS represents ten Ordinary Shares.
(iii)	Included in Ordinary shareholders’ equity.
(iv)	Ordinary shareholders’ equity includes non-equity capital of £0.3 million in all five years presented.

Dividends

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and from 2002 onwards paid in November, and the final dividend for each year is normally recommended by the Board of Directors in the following February and paid in May after approval in April by shareholders at the Company’s Annual General Meeting.

The Company has issued 268,500 5.50% Cumulative Preference Shares of £1 each, whose right to a dividend of 5.50% per annum is preferred over the rights to dividends of the holders of Ordinary Shares.

Future dividends of Smith & Nephew will be dependent upon future earnings, the future financial condition of the Group, the Board’s dividend policy and the additional factors that might affect the business of the Group set forth in “Special Note Regarding Forward-Looking Statements” above and “Risk Factors” below.

The following table shows the ordinary dividends on each Ordinary Share (as increased by the associated UK tax credit, but before deduction of withholding taxes) for the fiscal years 1998 through 2002. The associated UK tax credit was reduced from 20% to 10% for dividends paid on or after April 6, 1999. Approval by shareholders of the 2002 final dividend will be sought at the Annual General Meeting to be held on April 29, 2003. If approved by shareholders, this dividend will be payable on May 16, 2003 and will be paid as an ordinary dividend. The ordinary dividends, which are declared in pence per share in respect of each fiscal year, have been translated into US cents per share at the Noon Buying Rate at each respective payment date.

	Years ended December 31
	2002		2001	2000	1999	1998
Pence per share:
Interim	2.000		1.944	1.889	2.778	3.000
Final	3.330		3.222	3.111	4.444	4.222

Total	5.330		5.166	5.000	7.222	7.222

US cents per share:
Interim	3.155		2.753	2.714	4.516	4.974
Final	5.162	(i)	4.611	4.459	7.048	6.786

Total	8.317		7.364	7.173	11.564	11.760

(i)	Translated at the Noon Buying Rate on April 7, 2003 of US$ 1.550 = £1. This is equivalent to US$ 0.516 per ADS.

On August 11, 2000, a special dividend of £415.6 million (41.27p per old ordinary 10p share, including tax credit, equivalent to US$6.21 per ADS) was paid.

In 1998, the Company implemented a dividend re-investment plan that offers shareholders the opportunity to invest cash dividends in Ordinary Shares purchased in the market.

Exchange Rates

The following table sets forth, for the periods and dates indicated, the Noon Buying Rates expressed in US dollars per £1:

	High	Low
Month:
April 2003 (through April 7)(i)	1.58	1.55
March 2003	1.61	1.56
February 2003	1.65	1.57
January 2003	1.65	1.60
December 2002	1.61	1.56
November 2002	1.59	1.54
October 2002	1.57	1.54

(i)	As of April 7, 2003, the latest practicable date, the Noon Buying Rate was 1.550.

	Year end	Average(ii)	High	Low
Fiscal year:
1998	1.66	1.66	1.87	1.33
1999	1.61	1.62	1.67	1.60
2000	1.49	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41

(ii)	The average of the Noon Buying Rates on the last day of each month during the fiscal year.

RISK FACTORS

This section describes some of the risks that could affect the Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this Form 20-F and the cautionary statements contained in the “Introduction” on page 2.

Smith & Nephew’s products are not in life support activities and in general are unlikely to threaten life. But, if they malfunctioned, they could damage or impair the repair of body functions. Management believes that the Group’s quality, regulatory and medical controls and insurance activities are adequate and appropriate for this class of products. The Company’s reputation is crucially dependent on strong performance in this area and on appropriate crisis management if a serious medical incident or product recall should occur.

The Board of Directors of Smith & Nephew is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. An ongoing process has been in place for the full year identifying, evaluating and managing key risks through a Risk Committee, that comprises GEC members, which reports to the Board of Directors annually, and by a system of functional reports to the Board of Directors and the review of internal financial controls by the Audit Committee. These procedures are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives. While they do not provide absolute assurance against material misstatements or loss, the Directors, following a review of the systems described, are of the opinion that proper systems of risk management and internal control are in place within the Group.

The Group is insured against product, employers’ and directors’ and officers’ liabilities and physical and consequential loss, subject to limits and deductibles. The Group maintains liability reserves to cover known uninsured risks.

The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, its revenues, operating income, net assets, liquidity and resources.

The Group is reliant on the effective implementation of its strategy

The Group may encounter market conditions or other challenges to the implementation of its strategy that could result in the Group not meeting its shareholders’ expectations of income or growth.

The Group is reliant on new technology

The Group operates in the medical device industry, which has a rapid introduction rate of new products. There is a risk to sales growth unless sufficient new products are introduced to the market place in a timely manner. There is also a risk of product (and in certain cases associated facilities) obsolescence.

New products developed and marketed by competitors may affect price levels in the Group’s markets and may result in products being replaced over time. The Group’s ability to develop and market new products acceptable to the market place is a key factor in maintaining its competitive position.

The Group is dependent on trends in healthcare expenditure

Changes in healthcare policy by governments or reimbursement authorities in major countries around the world can result in changes to the revenues of one or more of the Group’s product lines. The Group is also dependent on the continued growth in surgical procedures.

The Group is exposed to product liability and patent infringement claims

Because of the nature of the Group’s business, it is subject to a relatively high risk of product liability claims. The Group maintains product liability insurance, but this insurance is subject to limits and deductibles. In addition, insurance premiums are relatively high, particularly for US coverage, and there is a risk, at the industry level, of coverage becoming increasingly costly. The Group is also exposed to the potential for patent infringement claims, particularly because of the technological nature of medical devices.

The Group is exposed to risk of competitor consolidation

The markets in which the Group operates each contain a number of different major international competitors. The merger or consolidation of two or more of these competitors could impact the Group’s strategic position.

The Group is exposed to regulatory approvals and controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. At any time the Group is awaiting a number of regulatory approvals, which if not received, could adversely affect results of operations.

The Group is exposed to political, economic and currency fluctuations

Because the Group has operations in many countries, political and economic developments in those countries or in the regions surrounding those countries may impact the Group’s results of operation. Terrorist activities and ongoing global political uncertainties, including conflict in the Middle East, could adversely impact the Group. In addition, political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Fluctuations in interest rates and currency exchange rates particularly between sterling and the US dollar and between the currencies in which its international operations or investments operate, could adversely affect the Group’s earnings and the value of these businesses. Also, see the discussion of exchange and interest rate risk in “Item 5—Operating and Financial Review and Prospects”.

The Group is exposed to credit risk arising from financial instruments

The Group is subject to credit risk on cash, deposits and derivative instruments in the event of the non-performance of its counterparties.

The Group is dependent upon recruiting and retaining key personnel

In order to develop, support and market the products offered by the Group, it is necessary to hire and retain highly skilled employees with particular expertise. The implementation of the Group’s strategic business plans could be undermined by failure to recruit or retain key personnel.

The Group is reliant on its reputation

An event that materially damaged the reputation of the Group or one or more of the its brands could have an adverse impact on subsequent revenues.

The Group is reliant on certain suppliers

The Group is reliant on certain key suppliers of raw materials; forgings and stampings for orthopaedics, optical and electronic subcomponents for endoscopy and active ingredients and products for advanced wound management. If these suppliers were unable to supply, there could be an adverse effect on the Group’s results.

The Group is reliant on eight main manufacturing facilities

The Group has manufacturing production concentrated at eight main facilities in Memphis, Tennessee, Andover and Mansfield, Massachusetts, Oklahoma City, Oklahoma, Palo Alto and La Jolla, California and Largo, Florida in the United States and Hull in the United Kingdom for its businesses of orthopaedics, endoscopy and advanced wound management. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks subject to limits and deductibles.

The Group is dependent upon successfully integrating any businesses that it acquires

The Group has in the past and expects to pursue in the future acquisitions or alliances to complement its existing businesses. These types of transactions involve numerous risks, including successfully integrating acquired businesses, any of which could adversely affect the Group’s results.

The Group is exposed to the risk that the investment values of its pension plans may not eventually be sufficient to meet pension obligations

The Group has two major defined benefit pension plans that are funded by investment assets. To the extent that pension liabilities and investment returns accrue at rates different to those presently assumed, unplanned funding obligations could occur.

ITEM 4—INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Group Overview

Smith & Nephew is a global company that concentrates on the development and marketing of medical devices in the three growth sectors of orthopaedics, endoscopy and advanced wound management. These three businesses comprise the Group’s “Ongoing Operations” segment.

The Group’s activities have a history dating back 147 years to the family enterprise of Thomas James Smith who opened a small drugstore in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. The Company is a public limited company incorporated in Great Britain registered in, and operating under the laws of, England and Wales. Operations undertaken in countries other than the United Kingdom are under the laws of those countries in which they reside. The Company was incorporated and listed on the London Stock Exchange in 1937. In November 1999, the Company was listed on the New York Stock Exchange. The corporate headquarters is in the United Kingdom and the registered address is:

Smith & Nephew plc

15 Adam Street

London

WC2N 6LA

Tel: +44 (0) 20 7401 7646

Internet address: www.smith-nephew.com

Information contained on our website is not intended to be, and should not be regarded as being, part of this annual report on Form 20-F.

In June 2001, Smith & Nephew became a constituent part of the FTSE 100 index in the United Kingdom. This means that the Group is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalization.

Recent Developments

In January 2000, Smith & Nephew acquired the collagenase advanced woundcare business from BASF Pharma for £74 million. Results of this acquisition are reflected in Ongoing Operations from the date of acquisition.

In June 2000, Smith & Nephew sold its consumer healthcare business for a net cash consideration of £210 million.

In April 2001, Smith & Nephew transferred its casting and bandaging and traditional woundcare businesses to a 50/50 joint venture with Beiersdorf AG, known as BSN Medical. Results of the businesses contributed to the joint venture by Smith & Nephew prior to April 1, 2001 are reflected in “Operations contributed to the joint venture” within “Continuing operations”. Beginning April 1, 2001, Smith & Nephew accounted for the results of the joint venture using the gross equity method.

In April 2001, Smith & Nephew acquired the advanced woundcare business of Beiersdorf AG for £30 million. Results of this business are reflected in Ongoing Operations commencing from the date of acquisition.

In May 2001, Smith & Nephew acquired the anti-microbial woundcare business of Westaim BioMedical Corporation for an initial consideration of £12 million. Results of this acquisition are reflected in Ongoing Operations from the date of acquisition.

In June 2001, Smith & Nephew sold its ear, nose and throat business for a net cash consideration of £62 million to Gyrus plc. This business is classified in the Group’s profit and loss accounts as Discontinued.

In March 2002, Smith & Nephew disposed of its rehabilitation business to AbilityOne Corporation (“AbilityOne”), a leading supplier in the US of rehabilitation products to hospitals, nursing homes and clinics, doing business as SammonsPreston. Smith & Nephew received £71 million in cash and a 21.5% equity interest in the combined company. Results of this business are classified as Discontinued. Beginning April 1, 2002, Smith & Nephew’s equity interest in AbilityOne was accounted for using the net equity method.

In March 2002, Smith & Nephew expanded its endoscopy business by acquiring ORATEC Interventions, Inc., (“ORATEC”), a medical device innovator in the use of controlled radio frequency energy to treat joint and spine disorders, for net £191 million. Results of this acquisition are reflected in Ongoing Operations from the date of acquisition.

In November 2002, Smith & Nephew acquired the interests it did not already own in the joint arrangements it had with Advanced Tissue Sciences Inc., (“ATS”) for net £8 million. The principal arrangement relates to intellectual property rights to technology to develop products for the treatment of diabetic foot ulcers and the other wound indications.

On March 20, 2003, Smith & Nephew entered into an agreement with Centerpulse AG (the “Combination Agreement”), a public company incorporated under the laws of Switzerland (“Centerpulse”), and an agreement with InCentive Capital AG (the “InCentive Agreement”), a public company incorporated under the laws of Switzerland (“InCentive”) which holds, or has the right to acquire, approximately 19% of the issued share capital of Centerpulse. It is contemplated by the Combination Agreement and the InCentive Agreement that Smith & Nephew Group plc (“Smith & Nephew Group”), a new holding company for Smith & Nephew, will seek to acquire all outstanding shares of Centerpulse, a leading medical technology group, which serves the reconstructive joint, spinal and dental implant markets, in the following manner:

•	Smith & Nephew shareholders will exchange their Smith & Nephew shares for shares in Smith & Nephew Group on a one-for-one basis by means of a Court-approved scheme of reorganization.

•	Smith & Nephew Group will make a recommended offer to acquire each share of Centerpulse in exchange for 25.15 new Smith & Nephew Group shares and CHF 73.42 in cash.

•	Smith & Nephew Group will make a recommended offer to acquire each share of InCentive in exchange for new Smith & Nephew Group shares and cash that will mirror InCentive’s holdings of Centerpulse shares, as adjusted for the adjusted net asset value of InCentive (excluding the Centerpulse shares held by it). Incentive will not accept the offer to Centerpulse Shareholders for the holding of its Centerpulse shares.

Successful completion of the offers for Centerpulse and InCentive is expected to result in the issuance of approximately 298 million new Smith & Nephew Group shares and the payment of approximately a net £400 million (CHF 870 million) in cash, after taking account of InCentive’s expected cash balances. Shareholders of Centerpulse and InCentive will own approximately 24% of the outstanding shares of Smith & Nephew Group. Shares of Smith & Nephew Group are expected to be traded on the London Stock Exchange and ADSs representing Smith & Nephew Group shares are expected to be traded on the New York Stock Exchange. Smith & Nephew Group will also seek a secondary listing of its shares on the SWX Swiss Stock Exchange.

As part of the transaction, Smith & Nephew Group will assume Centerpulse’s outstanding net debt which stood at CHF 358 million (£161 million) at December 31, 2002.

Both the Centerpulse and InCentive offers are conditional, inter alia, on the approval of Smith & Nephew’s shareholders, on the court-approved scheme having become effective, the shares of Smith & Nephew Group plc being listed on the London Stock Exchange and on regulatory clearances. The transactions are expected to be completed in July 2003.

Group Structure

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of acquisitions, predominantly in the United States but also in Europe, and through continued emphasis on the development and introduction of new products in the Group’s principal markets.

Smith & Nephew is organized into the three global business units of orthopaedics, endoscopy and advanced wound management and the Indirect Market Unit. Each global business unit manages its sales directly in ten international markets—the United States, Canada, the United Kingdom, Germany, Japan, Australia, France, Italy, New Zealand and Ireland—and takes full responsibility for strategy, research and development (“R&D”), manufacturing, marketing, sales and financial performance. The remaining 20 principal markets in which the Group has selling companies are managed by country managers, with business responsibility for the whole of the Group’s product range, and comprise the Indirect Market Unit.

BUSINESS OVERVIEW

Activities and Geographical Markets

The tables below show the Group’s total revenues for its fiscal years 2002, 2001 and 2000 analyzed by activity and by geographical origin:

	Years ended December 31
	2002	2001	2000
	(£ million)
Sales

By activity
Orthopaedics	470.2	404.6	335.0
Endoscopy	291.8	252.8	216.4
Advanced wound management	321.7	285.6	221.5

Ongoing operations	1,083.7	943.0	772.9
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,083.7	978.3	911.5
Discontinued operations	26.2	103.4	223.2

Group turnover	1,109.9	1,081.7	1,134.7

Group sales by geographical origin
United Kingdom	179.6	162.9	148.9
Continental Europe	250.7	199.6	159.7
United States	702.1	641.3	515.9
Other America	28.6	31.8	25.8
Africa, Asia and Australasia	144.3	133.5	125.3

	1,305.3	1,169.1	975.6
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,305.3	1,204.4	1,114.2
Discontinued operations	26.2	103.4	223.2

	1,331.5	1,307.8	1,337.4
Less intragroup sales	(221.6)	(226.1)	(202.7)

	1,109.9	1,081.7	1,134.7

	Years ended December 31
	2002	2001	2000
	(£ million)
Operating Profit

By activity
Orthopaedics	98.2	87.9	69.1
Endoscopy	53.8	46.8	38.2
Advanced wound management	44.0	36.1	33.4

Ongoing operations before goodwill amortization and exceptional items	196.0	170.8	140.7
Amortization of goodwill	(17.5)	(10.4)	(6.9)
Exceptional items	(29.9)	(19.3)	(3.8)

Ongoing operations	148.6	141.1	130.0
Operations contributed to the joint venture: operating profit	—	3.6	16.2
Operations contributed to the joint venture: exceptional items	—	(1.8)	(8.6)

Continuing operations	148.6	142.9	137.6
Discontinued operations: operating profit	2.1	11.1	29.0
Discontinued operations: exceptional items	—	—	(3.9)

	150.7	154.0	162.7

	Years ended December 31
	2002	2001	2000
	(£ million)
Operating profit by geographical origin
United Kingdom	21.7	19.6	24.4
Continental Europe	21.1	18.0	12.5
United States	129.8	113.3	82.2
Other America	(0.7)	0.9	3.3
Africa, Asia and Australasia	24.1	19.0	18.3
Amortization of goodwill	(17.5)	(10.4)	(6.9)
Exceptional items	(29.9)	(19.3)	(3.8)

Ongoing operations	148.6	141.1	130.0
Operations contributed to the joint venture: operating profit	—	3.6	16.2
Operations contributed to the joint venture: exceptional items	—	(1.8)	(8.6)

Continuing operations	148.6	142.9	137.6
Discontinued operations: operating profit	2.1	11.1	29.0
Discontinued operations: exceptional items	—	—	(3.9)

	150.7	154.0	162.7

Ongoing Operations—Overview

In 2002, ongoing operations contributed 100% of sales and operating profits from continuing operations. Revenues for the last three fiscal years were:

Years ended December 31				Years ended December 31
2002	2001	2000		2002	2001	2000
(Percent)				(£ million)
43	43	43	Orthopaedics	470.2	404.6	335.0
27	27	28	Endoscopy	291.8	252.8	216.4
30	30	29	Advanced wound management	321.7	285.6	221.5

100	100	100		1,083.7	943.0	772.9

Ongoing Operations—Orthopaedics

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

The orthopaedics business is managed worldwide from Memphis, Tennessee, where the Group has its main manufacturing facility. Orthopaedic implants and trauma products are also manufactured at a small facility in Tuttlingen, Germany.

The Group’s knee replacement business is built on two major knee systems: GENESIS II designed to facilitate the accuracy and efficiency of the operating procedure and provide improved long-term clinical results; and PROFIX, a knee replacement system featuring simpler instruments and surgical technique. The Group has recently developed and manufactures knee implant components made from oxidized zirconium (OXINIUM) which management believes have improved wear properties which will be of significant benefit to younger, more active patients. Within the total hip product line, SPECTRON cemented hip system and the REFLECTION acetabular cup system have documented positive long term clinical performance. More recently, the success of SYNERGY, a tapered titanium stem system, and ECHELON, a revision stem system, have established Smith & Nephew as a strong player in this product segment.

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

To compete effectively in the growing global orthopaedic market, management believes that it is important to have a skilled sales force that can build strong relationships with surgeons and to have a leading edge product range. Smith & Nephew has thus expanded its sales force by 12% in 2002, attracting skilled orthopaedic sales people with deep understanding of their products.

Strategy

Smith & Nephew’s strategy is for future growth through product development in its existing core business and expansion into the fast-growing market for less invasive therapies. Management believes that the orthopaedic market will continue to grow for the foreseeable future. This is largely attributable to the increase in the “over age 65” population and the increasing need for total joint replacement products and other orthopaedic therapies in younger more active patients.

Smith & Nephew also intends to further penetrate the joint reconstruction market by leveraging its portfolio of products and services, and by introducing less invasive and alternative therapies, products and technologies. Management is working to accelerate the Group’s growth in the trauma market and reconstructive markets by making effective use of new products such as its Image Guided Surgery applications. The Group is also contributing to patient education and empowerment through its websites.

New Products

In 2002, the orthopaedics business continued to introduce OXINIUM technology across the knee product line, including the introduction of macrotextured components in the GENESIS II and PROFIX knee systems. The Group also introduced the ACCURIS minimally invasive unicompartmental knee system. In February 2003, the OXINIUM femoral head was launched in the hip market. OXINIUM technology expands the range of hip and knee implants with a low wear material that a surgeon can select.

In 2002, the Group launched ORTHOGUARD anti-microbial pin sleeves designed to address pin tract infection which management believes is a significant complication in external fixation. The EXOGEN 3000 unit was also introduced in 2002 as a more compact unit with a fixed treatment cycle. This ultrasound healing device targets the “fracture at risk” category.

Regulatory Approvals

In February 2002, the Company received the first 510K clearance by the FDA for Floroscopic Image Guided knee surgery instrumentation. This was followed by clearance for trauma instrumentation in October 2002 and hip instrumentation in December 2002. Image guided instrumentation (branded ACHIEVE) is a key part of management’s strategy towards less invasive orthopaedic surgery.

In May 2002, the FDA issued 510K clearance for instrumentation associated with the ACCURIS system. ACCURIS instrumentation and technique are used in minimally invasive unicompartmental knee surgery.

In July 2002, the FDA issued 510K clearance for ORTHOGUARD anti-microbial pin sleeves. This is the first FDA clearance of an antibiotic impregnated adjunctive orthopaedic device. This device is intended to inhibit bacterial colonization around orthopaedic pins and wires.

Competition

Management estimates that the worldwide orthopaedic market served by the Group grew by 13% in 2002 and is currently worth more than £5.2 billion per annum. Management believes that Smith & Nephew holds an 8% share of this market. Market share gains were achieved in the hip, knee and trauma categories in 2002 due to a comprehensive product portfolio and 12% increase in the sales force.

There are a number of competitors in the orthopaedic market, principally Stryker/Howmedica, DePuy/Johnson & Johnson, Zimmer, Biomet, Synthes-Stratec and Centerpulse.

Ongoing Operations—Endoscopy

Overview

Smith & Nephew’s endoscopy business, headquartered in Andover, Massachusetts, develops and commercializes a range of endoscopic (minimally invasive surgery) techniques, educational programs and value- added services for surgeons to treat and repair soft tissue, articulating joints, vascular structures and spinal discs.

The Endoscopy business offers surgeons endoscopic technologies for surgery, including: fluid management and insufflation instruments for surgical access; digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualization; radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting tissue; and specialized devices, fixation systems and bioabsorbable materials to repair damaged tissue.

Manufacturing facilities are located in Andover and Mansfield, Massachusetts; Oklahoma City, Oklahoma; and Palo Alto, California. Major service centers are located in the United States, the United Kingdom, Germany, Japan and Australia.

Strategy

With the strategic intent of being a global leader for surgical techniques that reduce trauma and pain to the patient, reduce cost to the healthcare system and provide better outcomes for surgeons, management believes the endoscopy business capitalizes on the growing acceptance of endoscopy as a preferred surgical choice among physicians and patients.

To sustain growth and maintain its market position, the endoscopy business supports its strategy with surgeon education programs, financing solutions, global fellowship support, partnerships with professional associations and surgeon advisory boards. The Group is also enhancing its reputation for surgeon-focused innovation with its proprietary InVentures Bioskills Lab program, which enables surgeons to work directly with a Smith & Nephew multi-disciplined team to develop concepts and explore the commercialization of their techniques or instrumentation. The Group also works closely with leading institutions to design and develop Digital Operating Rooms, which help to improve productivity and efficiency in surgery. In addition, Smith & Nephew also works with surgeons and the media on local, regional and global levels to provide information on new products and techniques directly to consumers.

In March 2002, Smith & Nephew expanded its endoscopy business by acquiring ORATEC Interventions, Inc., a medical device innovator in the use of radiofrequency thermal energy to treat joint and spine disorders through the cutting, removal, ablation or modification of damaged or stretched tissue. Management believes that this will establish the Group as a leader in radiofrequency technology for minimally invasive surgery and provide other endoscopic opportunities in a market segment that management believes is globally worth £75 million and growing at 10% annually.

New Products

In 2002, Smith & Nephew introduced the DYONICS ELECTROBLADE RESECTOR which provides simultaneous resection and coagulation of soft tissue. The Group also introduced TWINFIX SUTURE ANCHORS, a specialized shoulder repair system for rotator cuff injuries available in both bioabsorbable and metal anchor versions.

In 2002, Smith & Nephew introduced a decompression catheter for lower back and leg pain associated with bulging or contained herniated discs. The Group also introduced a bipolar cutting and ablation system for the VULCAN system radiofrequency generator and the SAPHYRE BIPOLAR ABLATION PROBE for thermal modification of soft tissue.

Smith & Nephew also introduced its Digital OR program, an integrated and fully functional operating room suite utilizing central control, information and image management, multi-media broadcast and other endoscopic equipment that management believes enables hospitals and surgical centers to maximize performance.

Regulatory Approvals

During 2002, the endoscopy business obtained clearance/approval for the following products in all major markets, with the exception of Japan, where the approval cycle is traditionally slower: the DYONICS ELECTROBLADE RESECTOR combining mechanical and radio frequency resection technologies; a bioabsorbable version of the TWINFIX shoulder anchor and a new operative Hysteroscopy; and central control capability for the 635 Digital Image Management System.

Competition

Management estimates that the global endoscopy market is worth £3.0 billion a year and is growing at 6% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, a desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 35% share in the arthroscopy sector.

Smith & Nephew’s main competitors, which vary according to the endoscopic specialties, include Arthrex, Arthrocare, Johnson & Johnson, Linvatec/Conmed and Stryker.

Ongoing Operations—Advanced Wound Management

Overview

Smith & Nephew’s advanced wound management business is headquartered in Hull, England. It supplies a range of products and clinical support services for the treatment of chronic and acute skin wounds. It offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted particularly at chronic wounds connected with the elderly, such as pressure sores, venous leg and diabetic foot ulcers, and also serious burns.

Advanced wound management products are manufactured in facilities in Hull and Gilberdyke, England; Largo, Florida and La Jolla, California and by certain third party manufacturers.

The Group has continued to build its sales and marketing infrastructure in the world’s major markets with increased investment in sales teams, particularly in Japan and France in 2002, and behind global brand development. These initiatives have led to increased levels of demand on the Group’s manufacturing and global supply chain, which are being addressed with increased investment in the facilities in Hull, Gilberdyke and Largo.

Strategy

The Group’s strategy for future wound management products and sales growth focuses on three treatment areas: wound assessment, wound bed preparation and active healing. Smith & Nephew’s joint venture with Beiersdorf AG, BSN Medical, acquired the Group’s traditional woundcare business effective April 1, 2001, allowing the advanced wound management business to focus its attention on higher added value advanced woundcare products.

In November 2002, the Group acquired 100% of its former joint arrangements with ATS to apply human tissue technology to the treatment of all skin wounds. The transaction has brought the full costs and benefits of two significant products, DERMAGRAFT and TRANSCYTE, into the Group. DERMAGRAFT is a human dermal replacement designed as a treatment for diabetic foot ulcers. TRANSCYTE is a temporary wound covering for the treatment of burns.

The Group has continued to build its sales and marketing infrastructure in the world’s major markets, both through the investment in the Group’s existing network and through the additional sales teams the Group has gained through its acquired businesses in recent years. The integration of the acquired sales forces has increased the Group’s capability throughout the world, particularly in the key markets of the United States and Germany.

New Products

Management believes that the future lies in advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing time and aftercare in the home. Research and development has been organized to address this opportunity and expenditure is over 5% of advanced wound management product sales.

During 2002, the business has utilized its network of selling companies to launch ACTICOAT worldwide. ACTICOAT, acquired from Westaim of Canada in May 2001, is an antimicrobial barrier dressing incorporating nanocrystalline silver used in the treatment of burns or wounds. The silver reduces the risk of bacterial colonization and acts to kill micro-organisms that can cause infection and prevent or retard healing.

During 2002, the Group launched an improved ALLEVYN adhesive hydrocellular dressing. Management believes that ALLEVYN is the largest selling dressing in its category in the world and that new shapes and designs will aid Smith & Nephew in maintaining this position. Also during the year, an improved design of the OPSITE POST-OP range was launched. OPSITE POST-OP is a water-resistant, post-operative dressing that management believes is the global market leader.

In 2002, the Group launched DERMAGRAFT in the United States. Management believes that 88% of the outpatient population have been approved for Medicare reimbursement coverage.

Regulatory Approvals

In October 2001, the FDA approved the application for a Pre-Marketing Approval (PMA) for DERMAGRAFT to be sold in the United States. DERMAGRAFT has already been launched in a number of markets, including Australia, South Africa and Canada. In April 2002, US national reimbursement codes were issued by the centers for Medicare and Medicaid Services enabling individual states to set reimbursement guidelines.

In December 2002, a European certificate for Class III medical device approval was issued for ACTICOAT. This will enable faster sales penetration of European markets.

Competition

Management estimates that the sales value of the advanced wound management market worldwide is £1.5 billion a year, growing at 12% annually, and that Smith & Nephew has a 21% market share. Growth is driven by an aging population and by a steady trade up to higher technology, higher margin products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that, with over 50% of all wounds still treated with conventional dressings, there is a strong growth potential for advanced products.

Worldwide competitors in advanced wound management include Johnson & Johnson, the Convatec division of Bristol-Myers Squibb, 3M and Kinetic Concepts Inc.

Operations contributed to the joint venture

Operations contributed to the joint venture consist of the casting and bandaging and traditional woundcare businesses up until they were contributed to the joint venture with Beiersdorf AG on April 1, 2001. Beiersdorf AG contributed its casting and bandaging business and a complementary compression hosiery business. The joint venture is called BSN Medical. This is owned 50% by each parent company and is independently managed. BSN Medical is headquartered in Hamburg, Germany and has manufacturing facilities in the United States, the United Kingdom, Germany, France, the Republic of Ireland, South Africa, Mexico and Pakistan. BSN Medical is accounted for by Smith & Nephew under the gross equity method. In certain markets, Smith & Nephew’s sales forces sell BSN Medical’s products on an agency basis in return for an agency commission and in some markets, particularly in Asia, Smith & Nephew distributes products for BSN Medical.

Discontinued Operations

Discontinued operations in 2002 comprise three months of results of the rehabilitation business disposed of in March 2002. The rehabilitation business headquartered in Germantown, Wisconsin manufactured and marketed a wide range of devices and services to physiotherapists and occupational therapists to help patients recover from surgery or from a stroke.

Discontinued operations in 2001 comprise five months of results of the ear, nose and throat business disposed of in June 2001 and a full year of rehabilitation results. The ear, nose and throat business headquartered in Bartlett, Tennessee comprised a wide range of products for sinus surgery, as well as products focused on surgical procedures of the head and neck.

Discontinued operations in 2000 comprise six months of results of the consumer healthcare business disposed of in June 2000 and a full year of ear, nose and throat and rehabilitation results. The consumer healthcare business was aimed at the personal care market and owned a portfolio of leading brand names. Consumer healthcare products were marketed and sold by the Group, principally in the United Kingdom, but also in the Republic of Ireland, Canada, South Africa, Australasia and parts of Asia.

Joint Ventures, Associated Undertakings, Joint Arrangements and Other Interests

Associated undertakings are those in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions. In March 2002, the Group acquired 21.5% of AbilityOne Corporation as part of the transaction in which it disposed of its rehabilitation business to AbilityOne Corporation. Since April 1, 2002, this interest has been included in the Group’s consolidated results as an associated undertaking and accounted for under the net equity method.

Smith & Nephew owns 50% of the BSN Medical joint venture, which became operational on April 1, 2001. In connection therewith, the Group contributed its associated undertaking in Venezuela (which acted as a licensee/manufacturer and distributor for Smith & Nephew products) to BSN Medical.

The Group has had an interest in two joint arrangements with ATS, relating to products for the treatment of diabetic foot ulcers (DERMAGRAFT) since 1996, and cartilage replacement (NEOCYTE) since 1994. On October 11, 2002, ATS filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code. Immediately following this filing Smith & Nephew announced that it was petitioning the court concerned to allow it to acquire ATS’s 50% share of the joint arrangements conducted with Smith & Nephew. On November 25, 2002, the Group purchased the interests it did not already own in the joint arrangements from ATS for net £7.8 million.

Raw Materials

Raw material purchases comprise principally optical and electronic sub-components, elastomeric products and metal forgings and stampings in respect of the ongoing businesses. Management believes that prices of principal raw materials purchased are not volatile. Finished goods purchased for resale are primarily collagenase and ACTICOAT in the advanced wound management business, cameras, monitors and electrical devices in the endoscopy business and SUPARTZ joint lubricant in the orthopaedic business.

Seasonality

Smith & Nephew’s sales are generally at their highest in quarter four of any year and at their lowest in quarter three. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European winters which increases sales of orthopaedic and endoscopy products and by the deferral of elective surgery during the peak summer holiday periods in North America and Europe.

Marketing Channels

Smith & Nephew’s customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the United Kingdom, much of Continental Europe, Australia, Canada and South Africa, these are largely governmental organizations funded by tax revenues. In the United States, the Group’s major customers are public and private hospitals, many of which have combined to form large purchasing groups and receive revenue from private health insurance and governmental reimbursement programs. In the United States, Medicare is a major source of reimbursement for knee and hip procedures and for wound healing treatment regimes.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. In many countries, and particularly in the United States, providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group’s customer base, as well as among the Group’s competitors, and these trends are expected to continue long term. Smith & Nephew competes against both specialized and multinational corporations, including those with greater financial, marketing and other resources.

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customer worldwide is the National Health Service in the United Kingdom. Sales to this customer in 2002 represented approximately 3% of the Group’s worldwide total sales.

Regulatory Controls

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the testing, approval, manufacturing, labelling, marketing and sale of healthcare and pharmaceutical products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorized or registered prior to manufacture, marketing or sale and that such authorization or registration be subsequently maintained.

The trend in recent years has been towards greater regulation and higher standards of technical appraisal, which generally entail lengthy inspections for compliance with appropriate standards, including environmental laws and regulations such as good manufacturing practices. Smith & Nephew believes that these recent changes will not have a material adverse effect on the Group’s financial condition and the results of operations. All significant facilities within the Group are subject to regular internal audit for compliance with national and Group standards and policies.

Additional information regarding the impact of environmental and other regulatory laws is included under the appropriate sections in “Ongoing Operations” above and “Environmental Factors” below.

Environmental Factors

The Group’s manufacturing operations are subject to various environmental laws and regulations. Smith & Nephew believes that the Group’s operations currently comply in all material respects with applicable environmental laws and regulations. Although the Group continues to make capital expenditures for environmental compliance, it does not anticipate any significant expenditures as a result of such laws and regulations that would have a material adverse impact upon the Group’s financial condition.

The Group has an established environmental policy and operating committee reporting to a member of the Group’s Executive Committee. The Group is committed to the protection of the environment wherever possible by using renewable resources and developing manufacturing processes and products to reduce any adverse effects on the environment.

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

To date, there have been no material instances of loss to the Group arising from product liability claims, nor has the development of “strict liability” within the European Community resulted in the Group receiving increased notifications of adverse incidents or claims. There are currently no individual product liability claims that are expected to have a material adverse effect on the Group’s financial position. The Group believes that its product liability exposure is covered by insurance as far as practicable.

There can be no assurance that consumers, particularly in the United States, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position in the future or that the Group will continue to resolve such claims within insurance limits as in the past in view of changing legal doctrines and attitudes regarding such matters.

ORGANIZATIONAL STRUCTURE

Overview

The Group has a structure under which global business units have responsibility for strategy, R&D, manufacturing, marketing, sales and financial performance in the ten markets of the United States, Canada, the United Kingdom, Germany, Japan, Italy, France, Australia, New Zealand and Ireland. With short and clear lines of communication, the structure makes each business responsive to its marketplace and able to grow. The remaining 20 principal markets in which the Group has selling companies are in Continental Europe, Asia, South Africa and Latin America and are managed by country managers and co-ordinated by a central team in London, England that reports to the Group Director for Indirect Markets.

A head office team in London, England supports the global business units, primarily in the areas of business development, company secretarial, finance, human resources and investor relations, with a legal department based in Memphis, Tennessee. A central research center in York, England is charged with the development of enabling technologies in both materials science and biology, particularly cell biology.

Principal Subsidiary Undertakings

The Group’s principal operating subsidiary undertakings are as follows:

Company Name	Activity	Country of operation and incorporation	% owned
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	United Kingdom	100%
Smith & Nephew Medical Limited	Medical Devices	United Kingdom	100%
T J Smith & Nephew Limited	Medical Devices	United Kingdom	100%

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria	100%
Smith & Nephew SA-NV	Medical Devices	Belgium	100%
Smith & Nephew A/S	Medical Devices	Denmark	100%
Smith & Nephew OY	Medical Devices	Finland	100%
Smith & Nephew SA	Medical Devices	France	100%
Smith & Nephew GmbH	Medical Devices	Germany	100%
Smith & Nephew Limited	Medical Devices	Ireland	100%
Smith & Nephew Srl	Medical Devices	Italy	100%
Smith & Nephew BV	Medical Devices	Netherlands	100%
Smith & Nephew A/S	Medical Devices	Norway	100%
Smith & Nephew Lda	Medical Devices	Portugal	100%
Smith & Nephew SA	Medical Devices	Spain	100%
Smith & Nephew AB	Medical Devices	Sweden	100%
Smith & Nephew AG	Medical Devices	Switzerland	100%

America:
Smith & Nephew Inc	Medical Devices	Canada	100%
Smith & Nephew SA de CV	Medical Devices	Mexico	100%
Smith & Nephew Inc	Medical Devices	Puerto Rico	100%
Smith & Nephew Inc	Medical Devices	United States	100%

Africa, Asia and Australasia:
Smith & Nephew Pty Limited	Medical Devices	Australia	100%
Smith & Nephew Limited	Medical Devices	Hong Kong	100%
Smith & Nephew Healthcare Limited	Medical Devices	India	100%
Smith & Nephew KK	Medical Devices	Japan	100%
Smith & Nephew Limited	Medical Devices	Korea	100%
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia	100%
Smith & Nephew Limited	Medical Devices	New Zealand	100%
Smith & Nephew Pte Limited	Medical Devices	Singapore	100%
Smith & Nephew Limited	Medical Devices	South Africa	100%
Smith & Nephew Limited	Medical Devices	Thailand	100%
Smith & Nephew FZE	Medical Devices	United Arab Emirates	100%

PROPERTY, PLANTS AND EQUIPMENT

The Group’s principal locations are as follows:

•	Group Head Office in London, England;

•	Orthopaedics HQ and manufacturing facility in Memphis, Tennessee;

•	Endoscopy HQ and separate manufacturing facility in Andover, Massachusetts. Other manufacturing locations are in Mansfield, Massachusetts, Oklahoma City, Oklahoma and Palo Alto, California; and

•	Advanced wound management HQ and manufacturing facility in Hull, England and manufacturing facilities in Largo, Florida and La Jolla, California.

In 2002, the Endoscopy HQ facility was leased and the Palo Alto facility was added through the ORATEC acquisition. Additional manufacturing capacity was added to the existing facilities in Memphis and Mansfield.

The manufacturing facilities in Memphis, Andover, Hull and Largo are freehold while all other principal manufacturing locations and the Group Head Office are leasehold. The Group also has freehold and leasehold interests in real estate in many countries throughout the world, but none is significant individually to the Group as a whole.

The Group considers its existing facilities, combined with the planned expansion of these facilities, to be adequate to meet anticipated demands for its products. Where required, the appropriate governmental authorities have approved the existing facilities.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Accounting Principles

The following discussion and analysis is based upon, and should be read in conjunction with, the consolidated financial statements of Smith & Nephew included elsewhere in this Annual Report. The Group’s Financial Statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Reconciliations reflecting the effect of the significant differences between UK GAAP and US GAAP are set forth in Note 35 of the Notes to the Financial Statements.

New Accounting Policies in 2002

The Group discloses the additional information required under Financial Reporting Standard 17 (FRS 17) regarding defined benefit pension plans; this is to be found in “Item 18—Financial Statements” in Note 29 of the Notes to the Financial Statements. The significant difference to existing practice is that pension liabilities are discounted at risk free interest rates as against long run investment return rates.

Critical Accounting Policies

The following policies are considered to be critical to the reporting of the Group’s results:

Intangible fixed assets

Goodwill, representing the excess of purchase consideration over fair value of net assets acquired prior to December 31, 1997, was set off against reserves in the year of acquisition. Goodwill acquired since January 1, 1998 is capitalized and amortized on a straight line basis over its estimated useful economic life, up to a presumed maximum of 20 years, except for goodwill arising on the formation of the BSN Medical joint venture and acquisition of the Group’s share of the AbilityOne associated undertaking, which is not amortized but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act to amortize goodwill, is adopted in order to show a true and fair view. Goodwill previously written off to reserves is added back for inclusion in the calculation of gains and losses on disposals. Under US GAAP, goodwill and other intangible fixed assets purchased prior to 2002 would have been capitalized and amortized over their expected useful lives. Commencing in 2002, goodwill would not be amortized and would be subject to an annual impairment review, whereas other intangible assets would continue to be capitalized and amortized over their useful lives.

The carrying value of goodwill and acquired intangibles is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if significant events or changes in circumstances indicate the carrying value may be impaired.

Purchased patents, know-how, trade markets, licenses and distribution rights are capitalized as intangibles and amortized over a period not exceeding 20 years.

The carrying values of intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired.

Tangible fixed assets

Tangible fixed assets are stated at cost and, except for freehold land, are depreciated as wasting assets. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual installments over the term of the lease.

Plant and equipment are depreciated over lives ranging between three and twenty years by equal annual installments to write down the assets to their estimated disposal value at the end of their working lives.

Financial Derivatives

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into sterling at year end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are recognized against interest in the period relating to the hedge.

Inflation

The Group operates internationally and in many different economic climates, but, in general, inflation has not had a material effect on the Group’s results. The Group does not have material subsidiaries in any economies subject to hyperinflation.

Foreign Currencies

The Group protects its shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps. At December 31, 2002, the Group had gross borrowings of £316.1 million, mainly in foreign currency, and cash and bank balances of £22.5 million. Currency swaps amounted to £563.2 million payable, of which 73% were to redenominate internal borrowings into US dollars. Currency swaps of £579.9 million receivable have been netted off against the currency swaps payable, and the net balance of £16.7 million is included in the financial statements as £21.3 million in debit balances on currency swaps within debtors and £4.6 million in credit balances on currency swaps within other creditors. Translation movements on the Group’s unmatched foreign currency net assets increased shareholders’ funds by £9.1 million in 2002.

Fiscal 2002 compared with fiscal 2001

Group sales during fiscal 2002 amounted to £1,109.9 million, an increase of 3% when compared to fiscal 2001. After excluding sales of operations contributed to the joint venture and of discontinued operations, sales growth of ongoing operations was 15%. Of this growth, 14% points arose from underlying sales growth and 4% points arose from businesses acquired in 2002 and 2001 while currency translation had a 3% points negative effect. Selling price increases accounted for approximately 1% of sales growth.

Operating profit of ongoing operations before goodwill amortization and exceptional items was £196.0 million in 2002, a 15% increase over 2001. Operating profit of ongoing operations in 2002 was £25.2 million higher due to higher sales volumes and profits from businesses acquired. Profits arising from the acquisition of ORATEC contributed 2% points of the profit increase. Operating margin was unchanged at 18% with 0.5% of divestment dissynergies offset broadly by cost savings and leverage benefits.

The Group’s share of joint venture sales at £155.0 million was £31.4 million higher than 2001 reflecting a full year’s ownership compared with nine months in 2001 offset by the effect of product disposals made in January 2002. The Group’s share of operating profit of BSN Medical increased from £12.8 million to £19.6 million, reflecting a full year of ownership and improved margins. The joint venture operating profit margin for 2002 was 12.6%, a 2% point increase from 2001 as a result of integration and rationalization benefits. The Group’s share of rationalization costs of BSN Medical was £2.6 million.

The Group’s share of the operating profit of the AbilityOne associated undertaking, that it acquired in March 2002, was £4.9 million. Operating profits arising from discontinued operations were £2.1 million in 2002 and operating profits of operations contributed to BSN Medical were £3.6 million in 2001.

Profit before taxation, goodwill amortization and exceptional items of ongoing operations was £209.9 million in 2002, £29.0 million higher than 2001. Net interest expense was lower by £4.7 million due to lower interest rates.

Goodwill amortization increased by £7.1 million compared with 2001, £5.8 million of which is due to the ORATEC acquisition.

Operating exceptional items within ongoing operations of £29.9 million comprise £17.5 million for the write-down of the Group’s trade investment in the common stock of ATS following its filing for bankruptcy; £4.0 million for further rationalization due to the contribution of businesses to BSN Medical; and £8.4 million for integration in connection with the acquisition of ORATEC and the Dermagraft joint arrangement.

Profit before taxation was £177.9 million, compared with £193.6 million in 2001. In 2002, profit before taxation included a gain on the disposal of the rehabilitation business of £18.0 million compared with a gain on the disposal of the ear, nose and throat business of £49.2 in 2001.

The underlying tax charge of £61.6 million represents 29% of profit before goodwill amortization and exceptional items, the same percentage as in fiscal 2001. The tax charge on net exceptional items was £4.2 million because there is no tax benefit on £30.0 million of goodwill deducted in the calculation of the gain on disposal of the rehabilitation business.

Basic earnings per share were 12.11p, a decrease on 2001 of 14%. Adjusted earnings per share before goodwill amortization and exceptional items were 16.02p, an increase on 2001 of 15%. Adjusting for the loss of profits caused by the disposal of the ear, nose and throat business in 2001 and the rehabilitation business in 2002 and the formation of the BSN Medical joint venture in 2001, earnings per share before goodwill amortization and exceptional items were 19% higher than 2001.

Management is not aware of any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Orthopaedics

Sales

Sales in the orthopaedics business increased by £65.6 million (16%) from £404.6 million in 2001 to £470.2 million in 2002. The negative effect of currency translation into sterling was 4% points and underlying sales grew by 20% points.

Sales in the United States increased by 23%. 7% points of this sales growth was due to the full year effect of the OXINIUM knee component and SUPARTZ hyaluronic acid, both new products launched during 2001. Sales of trauma products grew by 10%, hip implants by 13% and knee implants by 23%.

Outside the United States, the highest sales growth was in Australia and New Zealand at 23% caused by a government initiative to incentivize healthcare insurance in Australia and the appointment of a new agent in New Zealand. Sales in Italy grew 22% due to market share gains, particularly in knee implants, and sales in Germany grew by 15%, again due to gains in knee implants. Sales growth in Japan, the orthopaedics business’s second largest market by sales value, was 6%.

On a worldwide basis, sales of hip implants grew by 17%, knee implants by 33% and trauma products by 10%.

Operating profit

Operating profit from the orthopaedics business before goodwill amortization and exceptional items increased by £10.3 million (12%) from £87.9 million in 2001 to £98.2 million in 2002.

The increase in operating profit arose principally in the United States market as a result of sales growth, offset partly by further investment in the development of image guided surgery products and the OXINIUM range of knee and hip components and increased insurance costs.

Operating profits also increased in Australia/New Zealand and Japan as a result of increased sales. However, operating losses were incurred in France and profits were lower than prior year in Germany and Italy due to investment in selling and marketing resources and the adverse effect of transactional currency. An operating loss was also incurred in Canada due to the effect of cost dis-synergies arising from the divestment of the rehabilitation and ear, nose and throat businesses.

Endoscopy

Sales

Sales in the endoscopy business increased by £39.0 million (15%) from £252.8 million in 2001 to £291.8 million in 2002. The acquisition of ORATEC contributed 9% points of this growth, the negative effect of currency translation into sterling was 4% points and underlying sales grew by 10% points.

Sales in the United States grew by 21%, of which the acquisition of ORATEC arthroscopy products contributed 9% points and ORATEC spine products 5% points, and underlying sales growth contributed 7% points. The principal reason for the underlying sales growth was the introduction of a number of new products, particularly TRIVEX, FAST-FIX and BIO-RCI. The ORATEC acquisition did not impact sales growth outside the United States.

Sales in the United Kingdom/Ireland, the endoscopy business’s second largest market by sales value, increased by 13% due to new products and gains in market share. Sales in France and Italy grew in excess of 20%, principally due to new products in the Repair sector. Sales in Japan grew by 16% and in Australia/New Zealand by 21% as a result of increased sales force strength. Sales in Canada declined due to government healthcare funding constraints.

On a product segment basis, Resection sales grew by 28% as a result of the ORATEC acquisition, Repair sales grew by 21% largely as a result of new products and sales of Visualization, Access and Service increased by 6%.

Operating profit

Operating profit from the endoscopy business before goodwill amortization and exceptional items increased by £7.0 million (15%) from £46.8 million in 2001 to £53.8 million in 2002.

Operating profits rose in the United States market due to the increase in sales and the benefit of the ORATEC acquisition, which contributed operating profits of £3.8 million in 2002.

Operating profits in the United Kingdom/Ireland, Italy, Australia/New Zealand and France increased as a result of sales growth more than offsetting adverse transactional currency movements. Operating profits in Japan increased by less than the growth in sales due to adverse currency movements and investment in additional selling and marketing resources.

Canada incurred a loss compared with a small profit in 2001 due to a decline in sales.

Advanced wound management

Sales

Sales in the advanced wound management business increased by £36.1 million (13%) from £285.6 million in 2001 to £321.7 million in 2002. The acquisitions made in 2001 contributed 4%, the negative effect of currency translation into sterling was 2% points and underlying sales grew by 11%.

Sales in the United States grew by 11%, of which 4% points was due to the full year effect of the ACTICOAT silver dressing acquired in May 2001. Sales of tissue-engineered wound dressings more than doubled to £6.1 million following the launch of DERMAGRAFT, in the United States, in April 2002.

Sales in the United Kingdom/Ireland grew by 10% due to market share gains and the effect of a full year of sales of products acquired from Beiersdorf AG in April 2001.

Additional investment in sales force led to sales increases of 35% in Japan and 28% in France. Sales in Germany grew by 31% over the prior year largely due to the impact of the acquisitions referred to above. Sales in Canada were flat compared to the prior year due to government funding constraints.

Of the principal products, sales of the ALLEVYN adhesive hydrocellular dressing increased by 21% and sales of ACTICOAT increased by 59%, while sales of collagenase wound bed preparation products declined by 9% in the United States due to supply problems but increased by 3% outside of the United States.

Operating profit

Operating profit from the advanced wound management business before goodwill amortization and exceptional items increased by £7.9 million (22%) from £36.1 million in 2001 to £44.0 million in 2002.

Losses arising from the DERMAGRAFT joint arrangement increased from £7.0 million in 2001 to £8.0 million in 2002 as a result of additional sales force expense following the launch of DERMAGRAFT in the United States in April 2002 and the consolidation of 100% of losses from November 25, 2002 following the acquisition of the remainder of the ATS arrangements.

Operating profits in the United Kingdom/Ireland and the United States increased by 20% and 17%, respectively, due to additional sales volumes.

Operating profits in Japan increased strongly as a result of higher sales which more than offset the effect of reimbursement price reductions in certain products. France increased its loss with margin on higher sales being insufficient to offset increased sales force investment and dis-synergies arising from the separation of the business from BSN Medical. Germany profits increased as a result of the acquisitions in 2001.

Discontinued Operations

Sales of £26.2 million from discontinued operations in 2002 comprise three months of sales of the rehabilitation business. Profit thereon was £2.1 million.

Interest Income and Expense

Interest income increased by £4.1 million from £2.5 million in 2001 to £6.6 million in 2002. Interest expense decreased by £2.2 million from £19.0 million in 2001 to £16.8 million in 2002. The Group’s share of the joint venture’s and associated undertaking’s net interest expense was £1.6 million and £0.9 million, respectively. Interest payable on currency swaps amounting to £23.3 million has been set off against interest receivable on swaps. Net interest expense decreased by £4.7 million to £12.7 million due to falling US Dollar and Euro interest rates on interest expense offset by falling Sterling rates on interest income.

Fiscal 2001 compared with fiscal 2000

Group sales during fiscal 2001 amounted to £1,081.7 million, a decline of 5% when compared to fiscal 2000. After excluding sales of operations contributed to the joint venture and of discontinued operations, sales growth of ongoing operations was 22%. Of this, 14% was underlying sales growth, 6% was from businesses acquired in 2001 and 2000 and 2% from currency translation. Selling price increases accounted for approximately 1% point of sales growth.

Operating profit of ongoing operations before goodwill amortization and exceptional items was £170.8 million in 2001, a 21% increase over 2000, with operating margin declining from 18.2% in 2000 to 18.1%. Efficiency improvements were in excess of 1% of sales but were offset by divestment dis-synergies and adverse transactional currency.

Sales of operations contributed to the joint venture of £35.3 million in 2001 relate to the three months of sales operations of the casting and bandaging and traditional woundcare businesses and compares with £138.6 million in 2000 which reflects a full year’s trading. Operating profit thereon was £3.6 million and exceptional costs of £1.8 million were incurred that represent manufacturing rationalization costs of operations subsequently contributed to BSN Medical.

Sales of £103.4 million from discontinued operations in 2001 comprise a full year of sales operations of the rehabilitation business and five months of sales operations of the ear, nose and throat business. Profit thereon was £11.1 million. Sales and operating profits were £223.2 million and £29.0 million respectively in 2000, which reflects a full year of sales operations of the rehabilitation and ear, nose and throat businesses and six months of trading of the consumer healthcare business. Exceptional items of £3.9 million were incurred in 2000 that represent manufacturing rationalization costs.

Group share of joint venture sales for nine months was £123.6 million and of operating profit before exceptional items was £12.8 million. The Group’s share of rationalization costs of BSN Medical was £5.0 million.

Goodwill amortization increased by £3.5 million compared with 2000 principally due to the ACTICOAT and advanced woundcare acquisitions and a full year of collagenase.

The principal exceptional item in 2001 was a £49.2 million net gain on the disposal of the ear, nose and throat business. Operating exceptional items within ongoing operations of £19.3 million comprise £2.9 million on the manufacturing rationalization program, £7.5 million on the rationalization consequent on the contribution of businesses to BSN Medical and £8.9 million on integration in connection with the advanced woundcare business acquired from Beiersdorf AG.

Profit before taxation, goodwill amortization and exceptional items amounted to £180.9 million, £2.0 million higher than 2000, because of improved operating profits offset by the loss of profits from the disposal of the consumer business in 2000, the full year effect of financing the payment of the special dividend in 2000 and divestment dis-synergies.

Profit before taxation was £193.6 million, compared with £265.2 million in 2000, which included a gain on the disposal of the consumer healthcare business of £109.5 million.

The underlying tax charge of £52.3 million represents 29% of profit before goodwill amortization and exceptional items, a decrease of 1% when compared with fiscal 2000. The tax charge on net exceptional items was £11.7 million.

Basic earnings per share were 14.07p, a decrease of 30% over 2000. Adjusted earnings per share before goodwill amortization and exceptional items were 13.96p, an increase over 2000 of 15%. Adjusting for the loss of profits caused by the disposal of the consumer healthcare business in 2000 and the ear, nose and throat business and the formation of BSN Medical joint venture in 2001, earnings per share before exceptional items rose 16% over 2000.

Management is not aware of any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Orthopaedics

Sales

Sales in the orthopaedics business increased by £69.6 million (21%) from £335.0 million in 2000 to £404.6 million in 2001. After adjusting for acquisitions and the effect of currency translation into sterling, sales grew by 18% in underlying terms.

Sales of orthopaedic products in the United States grew 22%, as a result of the performance of the new hip joint replacement products introduced in 2000, sustained growth in both existing and new knee implants and the launch of new trauma products particularly the TRIGEN nailing system. The new OXINIUM knee contributed four percentage points of sales growth.

Orthopaedics sales in the United Kingdom grew 26%, reflecting sustained growth from trauma products and the impact of new hip joint products. Sales in Germany, France and Italy grew by 10%, 11% and 9%, respectively, largely due to market share gains in knee implants.

Underlying sales growths of orthopaedic products were 3% in Japan mainly in trauma products and 31% in Australia/New Zealand following the launch of new products and the appointment of a new sales agent in New South Wales.

Operating profit

Operating profit from the orthopaedics business before goodwill amortization and exceptional items increased by £18.8 million (27%) from £69.1 million in 2000 to £87.9 million in 2001.

The profit increase occurred principally in the United States as a result of additional sales. Operating results were lower than in the prior year in both Germany and France as a result of continuing high levels of investment in selling resources. In Japan, profits increased 4%, in line with the sales increase. Profits in Australia/New Zealand increased substantially due to higher sales.

Endoscopy

Sales

Sales in the endoscopy business increased by £36.4 million (17%) from £216.4 million in 2000 to £252.8 million in 2001. After adjusting for acquisitions and the effect of currency translation into sterling, sales in the market grew by 11% in underlying terms.

Sales of endoscopy products in the United States grew 7% before acquisitions, with shavers and blades sustaining growth and joint repair products increasing sales by 11% due to the introduction of new products and market share gains. The Orthopaedic Biosystems business acquired in 2000 contributed £6 million (equivalent to 4% points of growth) in 2001.

Sales of endoscopy products grew 34% in the United Kingdom/Ireland with growth across all segments of the product range, but particularly in repair and resection. Market share gains in the repair segment produced sales increases of 15%, 17% and 10%, respectively, in Germany, France and Italy. There was 18% growth in Australia/New Zealand as a result of stronger sales in shaver and blade products and the benefit from a new sales agent in New South Wales. Repair products in Japan gained further market share resulting in sales growth of 28%.

Operating profit

Operating profit from the endoscopy business before goodwill amortization and exceptional items increased by £8.6 million (23%) from £38.2 million in 2000 to £46.8 million in 2001.

Operating profits increased by more than the rate of sales growth due to the synergy benefits of the Orthopaedic Biosystems acquisition and cost savings achieved in manufacturing. Significant profit increases were achieved in the United Kingdom and Japan arising from leverage benefits of additional sales.

Advanced wound management

Sales

Sales in the advanced wound management business increased by £64.1 million (29%) from £221.5 million in 2000 to £285.6 million in 2001. After adjusting for acquisitions and the effect of currency translation into sterling, sales grew by 11% in underlying terms.

Underlying sales growth of advanced wound management products in the United States was 9%. The acquisition of the advanced woundcare business from Beiersdorf AG in April 2001 contributed a further 4% points of sales growth and the ACTICOAT dressing, acquired in May 2001, contributed a further 5% points of sales growth. Sales of collagenase, acquired in 2000, grew by 13%.

Advanced wound management product sales grew 8% in the United Kingdom/Ireland due primarily to sales growth in hydrocellular dressing products. Sales in Germany more than doubled as a result of the advanced woundcare acquisition and sales in Italy more than doubled due to the collagenase acquisition by the Group in 2000.

Advanced wound management sales grew 34% in Australia/New Zealand, of which 12% was underlying growth led by the hydrocellular dressings product range and 22% was from sales resulting from the acquisition of the advanced wound management business in April 2001.

Operating profit

Operating profit from the advanced wound management business before goodwill amortization and exceptional items increased by £2.7 million (8%) from £33.4 million in 2000 to £36.1 million in 2001.

The profit increase was below the rate of sales growth due to the impact of residual costs remaining after separating and contributing to BSN Medical the casting and bandaging and traditional woundcare product lines which in most countries were sold and distributed by the advanced wound management business. These dis-synergies were offset partly by the benefits of profits and recoveries arising from acquisitions.

The DERMAGRAFT development program involved revenue investment of £7.0 million—in 2000 the revenue investment was £6.0 million.

Operations Contributed to the Joint Venture

Group turnover and operating profit include the results of the casting and bandaging and traditional woundcare businesses up to the date of transfer on April 1, 2001, to BSN Medical. These are captioned Operations Contributed to the Joint Venture. Sales of £35.3 million in 2001 relate to the three months of sales operations of the casting and bandaging and traditional woundcare businesses. Profit thereon was £3.6 million before £1.8 million of exceptional manufacturing rationalization costs.

Discontinued Operations

Sales of £103.4 million from discontinued operations in 2001 comprise a full year of sales operations of the rehabilitation business and five months of sales operations of the ear, nose and throat business. Profit thereon was £11.1 million.

Interest Income and Expense

Interest income decreased by £1.9 million from £4.4 million in 2000 to £2.5 million in 2001. Interest expense increased by £7.6 million from £11.4 million in 2000 to £19.0 million in 2001. The Group’s share of the joint venture’s net interest expense was £0.9 million. Interest payable on currency swaps amounting to £22.2 million has been set off against interest receivable on swaps. Net interest expense therefore increased by £10.4 million to £17.4 million, essentially due to the cost of financing the excess of the special dividend paid in August 2000 over the amounts realized on business disposals in 2000 and 2001.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At December 31, 2002, the Group held £22.5 million in cash and balances at bank. The Group had committed and uncommitted bank facilities of £493 million and £255 million, respectively. Unused bank facilities amounted to £432 million, of which £199 million were committed. Of the undrawn committed facilities, £3 million expire within one year and £196 million after two but within five years.

The principal variations in the Group’s borrowing requirements result from the timing of the bi-annual dividend payments and acquisitions and disposals of businesses.

The funding of the Group’s ongoing capital expenditure and working capital requirements has been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2003, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

The falls in the stock market values of the last three years have adversely affected the funding levels of both major defined benefit pension plans. Existing pension provisions and planned contribution increases in the future are considered adequate to cover the current under funding position.

In the three year period ended December 31, 2002, £326.7 million was spent on acquisitions:

(£ million)
2000:
Collagenase	30.9
Orthopaedic Biosystems	17.3
Other	2.9

51.1

2001:
Advanced Woundcare	30.0
Acticoat	11.7
Deferred consideration paid for collagenase	20.0
Other	7.6

69.3

2002:
Oratec (net of cash acquired)	191.2
Dermagraft	7.8
Deferred consideration paid for collagenase	5.5
Other	1.8

206.3

326.7

In the three year period ended December 31, 2002, £343.3 million was raised from the sale of businesses. This comprised £209.8 million from the sale of the consumer healthcare business in June 2000, £61.7 million from the sale of the ear, nose and throat business in June 2001 and £71.8 million, from the sale of the rehabilitation business in March 2002.

On March 20, 2003, the Company and Smith & Nephew Group entered into a new credit agreement (the “Credit Agreement”) with Lloyds TSB Capital Markets and The Royal Bank of Scotland plc as arrangers, the financial institutions listed therein as original lenders (the “Original Lenders”) and The Royal Bank of Scotland as facility agent. Pursuant to the Credit Agreement, the Original Lenders have agreed to make available multi-currency term loan facilities in an aggregate principal amount of US$2.1 billion to finance the acquisition of Centerpulse and InCentive, to refinance existing debt (including the debt of Centerpulse) and for general corporate purposes, including working capital requirements. It is a requirement of the Credit Agreement that the Company’s existing facilities of £250,000,000 and US$225,000,000 dated June 28, 2000 and US$300,000,000 dated February 14, 2002 are repaid in full and cancelled. The facility will be guaranteed by Smith & Nephew Group, Smith & Nephew plc, Smith & Nephew, Inc., T.J. Smith & Nephew Limited and Smith & Nephew JV (Holdings) GmbH.

Operating cash flow before outgoings on rationalization, divestment and acquisition integration was £142.5 million, a 72% conversion of operating profit before goodwill amortization and exceptional items. Net cash flow and movement in net borrowings during 2002 were:

(£ million)
Operating cash flow	142.5
Rationalization, divestment and integration	(19.3)
Joint venture	9.6
Interest, tax and dividends	(106.0)
Disposals	71.8
Acquisitions	(206.3)
Issues of share capital	6.1

Net cash flow	(101.6)
Exchange adjustments	68.2
Opening net borrowings	(243.5)

Closing net borrowings	(276.9)

The Group’s net borrowings increased by £299.2 million from net cash of £22.3 million at the beginning of 2000 to £276.9 million at the end of 2002. Translation of foreign currency net borrowings into sterling has decreased net borrowings by £29.5 million in the three year period ended December 31, 2002.

Further information regarding borrowings at December 31, 2002 is set out in Note 19 of the Notes to the Financial Statements. The Group complies with all of its borrowing covenants. The Group believes that none of these covenants represents a restriction on funding or investment policy for the foreseeable future.

At December 31, 2002, £4.3 million of capital expenditure had been contracted for. The purposes of the capital expenditure are the replacement of old equipment and the acquisition of additional new buildings and equipment.

EXCHANGE AND INTEREST RATE RISK, AND FINANCIAL INSTRUMENTS

The Board of Directors of the Company has established a set of policies to manage funding, currency and interest rate risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing.

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

If the Group had not transacted interest rate swaps to hedge its interest rate risk, based upon the net debt position at December 31, 2002, an increase in short-term interest rates across all currencies by one percentage point would increase the Group’s annual net interest payable by £2.7 million. The Group’s financial assets and liabilities are principally at floating interest rates and thus their fair values are not directly affected by movements in market rates of interest.

Foreign Exchange Exposure

The Group’s policy is to protect shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities wherever practicable. These liabilities take the form of either borrowings or currency swaps.

Foreign exchange variations affect trading results in two ways. First on translation of overseas sales and profits into sterling and secondly, the currency cost of purchases by Group companies of finished products and raw materials. The principal flows of currency are purchases of US dollars and UK sterling from euros, Japanese yen and Canadian and Australian dollars, as well as cross purchases between the United States and the United Kingdom.

The Group partly mitigates the translational impact on profits through the interest arising on foreign currency borrowings or swaps. The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts.

Had the Group not transacted forward foreign exchange contracts to hedge transactional exposure and if sterling were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit before taxation in 2002 would have increased by £23 million. If the US dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2002 would not have changed materially.

Financial Instruments

The Group’s financial instruments are subject to changes in fair values as reported in the Group balance sheet as a result of changes in market rates of exchange. All financial instruments denominated in currencies other than sterling hedge foreign currency assets. As a result, changes in fair values of financial instruments do not affect the Group’s profit before taxation.

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum “A” rating from the major ratings agencies. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. Smith & Nephew does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk.

Group borrowings take advantage of short-term interest rates. The Group uses interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates.

At December 31, 2002, the Group held sterling interest bearing assets of £581 million on which interest has been fixed on £503 million at 5.1% for 2003 and £103 million at 4.8% for 2004, a weighted average of 5.1% for a weighted average period of one year. The remainder of its sterling interest bearing assets were cash balances held on short-term deposits at floating rates. The Group also held £22 million of foreign currency interest bearing assets as cash or on short-term deposit at floating rates.

The Group’s interest bearing liabilities at December 31, 2002 included £657 million of US dollars and £137 million of euros on which interest has been fixed for one year on £563 million of US dollars and £100 million of euros at weighted average rates of 3.8% and 3.4%, respectively. Interest has also been fixed on £112 million of US Dollars for 2004 at 3.0% and on £26 million of euros for 2004 at 4.5%. The remaining interest bearing liabilities totalled £85 million of various currencies and are at floating rates.

Foreign Exchange Transaction Exposure

The Group trades in over 90 countries and as a consequence manages £270 million of foreign currency transactions by using forward foreign exchange contracts, of which the major transaction flow is euros into US dollars. The Group’s policy is for firm commitments to be fully covered and forecasts to be covered between 50% and 90% for up to one year, and for operating units not to hold unhedged monetary assets or liabilities other than in their functional operating currencies.

RESEARCH AND DEVELOPMENT; INTELLECTUAL PROPERTY

Research and Development

The Group’s R&D is directed towards orthopaedics, endoscopy and advanced wound management. The Group’s expenditures on R&D amounted to £61 million in 2002 (2001—£51 million, 2000—£46 million), representing 5.5% of sales revenues.

The Group’s principal research facility is located in York, England. The Group’s research program seeks to underpin the longer term technology requirements for its businesses and to provide a flow of innovative product concepts.

Product development programs are carried out at the Group’s principal manufacturing locations, notably in Memphis, Tennessee (orthopaedics), Andover and Mansfield, Massachusetts (endoscopy) and Hull, England and La Jolla, California (advanced wound management). In-house research is supplemented by work performed by academic institutions and other external research organizations principally in the United Kingdom and the United States.

Intellectual Property

Management believes that the Group’s active policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the R&D carried out throughout the Group. Patents have been obtained for a wide range of products, including those in the fields of advanced wound management, orthopedic and endoscopic technologies. Patent protection for Group products is routinely sought in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 2,450 existing patents and patent applications.

Smith & Nephew also has a policy of protecting the Group’s products in the markets in which they are sold by registering trade marks as soon as possible under local laws. The Group vigorously protects its trade marks against infringement and currently is not aware of any significant infringement of its trade mark registrations. The present trade mark portfolio of the Group consists of over 4,200 trade marks and design rights.

In addition to maintaining a policy of protecting its market position by the filing and enforcement of patents and trademarks, Smith & Nephew has a policy of opposing third party patents and trademarks in those areas that might conflict with the Group’s business interests.

In the ordinary course of its business, the Group enters into a number of licensing arrangements with respect to its products. None of these arrangements individually is considered material to the operations and the financial results of the Group.

TREND INFORMATION

Additional sales of approximately £10 million are expected to arise from the effect of the ownership of ORATEC for 12 months in 2003 compared with 9 months in 2002.

The effect in 2003, of the divestiture of the rehabilitation business will be a reduction in sales of £26 million and a reduction in operating profit of £2 million when compared with 2002.

The effect of the acquisition of DERMAGRAFT in November 2002, will be to consolidate 100% of operating profits/losses in 2003 compared with 50% of losses for 11 months and 100% of losses for one month in 2002.

A significant external influence on Group sales and profits in 2003 will be the translational effects of currency to the extent that rates of exchange differ from those in year 2002.

A further influence on profit and margin trends in 2003 will be the transactional effects of currency to the extent that rates of exchange differ from those in 2002.

The falls in stock market values of the last three years have adversely affected the funding levels of the Group’s major defined benefit pension plans giving rise to combined net deficits estimated at £80 million. The deficit is to be funded over future working lives which will adversely impact pension expense and operating cash flow over that period.

As described above under “Item 4—Information on the Company—History and Development of the Company—Recent Developments”, on March 20, 2003, the Company and Smith & Nephew Group entered into the Combination Agreement and the InCentive Agreement in connection with the planned acquisition of all the outstanding shares of Centerpulse. For the year ended December 31, 2002, Centerpulse reported sales of CHF 1,241 million and operating profit before goodwill amortization and exceptional items of CHF 228 million for continuing operations.

Completion of the planned transaction will result in Smith & Nephew Group being the global number three, by market share, in the orthopaedics sector. Management believes that completion of the transaction will bring together complementary geographic fit and product ranges and develop more rapidly the technological capabilities of the two businesses.

Management believes that completion of the transaction will generate significant long-term value through the combined product base of both companies, customer network and scale-related benefits.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Board of Directors of Smith & Nephew is responsible for the strategic direction, policies and overall management of the Group. The Board of Smith & Nephew currently comprises nine Directors of whom two are Executive Directors and seven of whom are independent Non-Executive Directors. There is provision for a quorum of not fewer than two in number.

The Board of Directors of Smith & Nephew as at April 7, 2003 comprised:

	Position	Initially elected or appointed	Date of next reappointment
Dudley G. Eustace	Non-Executive Chairman	November 10, 1999	2003
Christopher J. O’Donnell	Executive Director, Chief Executive	September 1, 1992	2004
Peter Hooley	Executive Director (responsible for Finance and Information Technology)	April 2, 1991	2003
Sir Timothy Lankester	Non-Executive Director	June 1, 1996	—
Dr. Rolf W. H. Stomberg	Non-Executive Director	January 1, 1998	2004
Warren D. Knowlton	Non-Executive Director	November 1, 2000	2004
Richard De Schutter	Non-Executive Director	January 1, 2001	2004
Brian Larcombe	Non-Executive Director	March 1, 2002	2005
Dr. Pamela J. Kirby	Non-Executive Director	March 1, 2002	2005

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. The Group’s Executive Committee (“GEC”), which comprises the Executive Directors and certain other senior executives of Smith & Nephew (the “Executive Officers”), assists the Chief Executive in the management of the business. The following are Executive Officers of Smith & Nephew and all, apart from the Company Secretary, are members of the GEC:

	Position	Date of appointment
James L. Dick	President, Advanced Wound Management	January 1, 1999
Peter W. Huntley	Group Director, Strategy and Business Development	April 1, 1998
David Illingworth	President, Orthopaedics	May 1, 2002
James A. Ralston	Chief Legal Officer	February 1, 2002
Ronald M. Sparks	President, Endoscopy	January 1, 1999
Dr. Alan Suggett	Group Director, Technology	January 1, 1986
James Taylor	Group Director, Indirect Markets	June 1, 2000
Paul M. Williams	Group Director, Human Resources	December 1, 1998
Paul R. Chambers	Company Secretary	April 8, 2002

Under Smith & Nephew’s Articles of Association, any Director who has been appointed by the Board of Directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director, holds office only until the next Annual General Meeting and then shall be eligible for election by the shareholders. The other Directors shall retire and be eligible for re-appointment at the third annual general meeting after the meeting at which they were last re-appointed. The Directors are subject to removal with or without cause by the Board of Directors or the shareholders. Executive Officers serve at the discretion of the Board of Directors.

All directors are subject to re-election every three years and, in accordance with the Articles of Association, Dudley Eustace and Peter Hooley retire by rotation and, being eligible offer themselves for re-election at the Annual General Meeting to be held on April 29, 2003. Sir Timothy Lankester will be retiring at the Annual General Meeting but will not be offering himself for re-election.

None of the Directors or Executive Officers has a family relationship with any other Director or Executive Officer.

Ages of and Appointments held by Directors and Executive Officers

Directors

Dudley G. Eustace, Chairman, age 66, was appointed Deputy Chairman in 1999 and Chairman in January 2000. Chairman of the Nominations Committee. He is the non-executive Chairman of Sendo Holdings plc and a non-executive director of KLM Royal Dutch Airlines NV, Aegon NV, Hagenmeyer NV, Royal KPN NV and Sonae.Com SGPS.

Christopher J. O’Donnell, Chief Executive, age 56. He joined the Group in 1988 and was appointed a director in 1992. He was appointed Chief Executive in 1997. He is a non-executive director of BOC Group Plc.

Peter Hooley, Finance Director, age 56, joined the Group and was appointed a director in 1991. He is a non-executive director of Cobham plc.

Dr. Pamela J. Kirby, age 49, appointed a director in March 2002. She is Chief Executive Officer of Quintiles Transnational Corporation.

Warren D. Knowlton, age 56, appointed a director in November 2000. Chairman of the Audit Committee. He is Group Chief Executive of Morgan Crucible Plc.

Sir Timothy Lankester, age 60, a director since June 1996. He is president of Corpus Christi College, Oxford. He is also an independent director of the London Metal Exchange and Deputy Chairman of the British Council.

Brian Larcombe, age 49, appointed a director in March 2002. He is Chief Executive of 3i Group plc.

Richard De Schutter, age 62, appointed a director in January 2001. He is a non-executive director of General Binding Corporation, ING Americas, Varian Inc, Incyte Genomics and Med/Pointe Pharmaceuticals.

Dr. Rolf W. H. Stomberg, age 62, a director since 1998. He is senior independent director and Chairman of the Remuneration Committee. He is Chairman of Management Consulting Group plc and a non-executive director of Scania AB, Stinnes AG, Reed Elsevier plc, Cordiant Communications plc, TPG Group Plc, Hoyer GmbH and Deutsche BP AG.

Executive Officers

James L. Dick, age 50, President—Advanced Wound Management. He joined the Group in 1977 and was appointed to the GEC in 1999.

Peter W. Huntley, age 42, Group Director Strategy and Business Development. He joined the Group and was appointed to the GEC in 1998.

David Illingworth, age 49, President—Orthopaedics. He joined the Group and was appointed to the GEC in 2002.

James A. Ralston, age 56, Chief Legal Officer. He joined the Group in 1999 and was appointed to the GEC in 2002.

James Taylor, age 46, Group Director Indirect Markets. He joined the Group and was appointed to the GEC in 2000.

Ronald M. Sparks, age 47, President—Endoscopy. He joined the Group in 1983 and was appointed to the GEC in 1999.

Dr. Alan Suggett, age 59, Group Director of Technology. He joined the Group in 1982 and was appointed to the GEC in 1986.

Paul M. Williams, age 56, Group Director Human Resources. He joined the Group and was appointed to the GEC in 1998.

Company Secretary

Paul R. Chambers, age 58. He joined the Group in 1994 and was appointed Company Secretary in 2002.

COMPENSATION

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits	Bonus	Total emoluments excluding pension entitlements	Pension entitlements	Total including pension entitlements 2002	Total excluding pension entitlements 2001	Total including pension entitlements 2001
	(£ thousands)
Chairman (non-executive):
Dudley G. Eustace	170	—	—	170	—	170	170	170

Executive Directors:
Christopher J. O’Donnell	472	22	362	856	34	890	770	790
Peter Hooley	280	19	212	511	72	583	484	545

Non-executive Directors:
Sir Timothy Lankester	30	—	—	30	—	30	30	30
Dr. Rolf W. H. Stomberg	30	—	—	30	—	30	30	30
Warren D. Knowlton	30	—	—	30	—	30	30	30
Richard De Schutter	30	—	—	30	—	30	30	30
Dr. Pamela J. Kirby (from March 1, 2002)	25	—	—	25	—	25	—	—
Brian Larcombe (from March 1, 2002)	25	—	—	25	—	25	—	—
Sir Anthony Cleaver (to Feb. 28, 2002)	5	—	—	5	—	5	30	30
Sir Brian Pearse (to Feb. 28, 2002)	5	—	—	5	—	5	30	30

	1,102	41	574	1,717	106	1,823	1,604	1,685

Dudley G. Eustace’s annual fee of £170,000 includes a non-executive director’s fee of £30,000. For Christopher J. O’Donnell, 58% of total remuneration excluding pension entitlement was base salary and benefits and 42% related to Company performance. For Peter Hooley, 59% was base salary and benefits and 41% related to Company performance.

Directors’ Share Options

	Options Jan 1, 2002		Granted (during the year)		Exercised	Exercise price	Market price at date of exercise	Profit on exercise	Options Dec 31, 2002	Average exercise price	Range of exercisable dates of options held at Dec 31, 2002
	(Number)		(Number)		(Number)	(p)	(p)	(£)	(Number)	(p)	(Date)
Christopher J. O’Donnell	170,000	(1)	—		—	—	—	—	170,000	187.0	8/97 - 9/06
	—	(2)	3,192	*	—	—	—	—	3,192	296.0	11/05 - 4/06
	161,263	(3)	183,040		—	—	—	—	344,303	—	2/01 - 4/09

	331,263		186,232		—	—	—	—	517,495	—	8/1997 - 4/2009

Peter Hooley	317,500	(1)	—		90,000	168.0	403.5	211,950	227,500	158.0	8/96 - 9/06
	3,349	(2)	—		—	—	—	—	3,349	289.0	11/04 - 4/05
	102,874	(3)	116,959		—	—	—	—	219,833	—	2/01 - 4/09

	423,723		116,959		90,000	168.0	403.5	211,950	450,682	—	8/1996 - 4/2009

*	options granted on Sept 25, 2002 at 296p
(1)	Options granted under Executive Share Option Plans.
(2)	Sharesave options.
(3)	Nil-cost options acquired through the vesting of LTIP awards.

The range in the market price of the Company’s Ordinary Shares during the year was 305p to 430p and the market price at December 31, 2002 was 380.5p. Exercise prices of outstanding options at December 31, 2002 were below 380.5p. The total profit on exercise of options during the year was £211,950 as set out above (2001—£197,542: Christopher J. O’Donnell £22,171, Peter Hooley £175,371).

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	December 31, 2002		January 1, 2002
	Shares	Options	Shares	Options
	(Number)
Dudley G. Eustace	49,679	—	40,909	—
Christopher J. O’Donnell	122,136	517,495	120,703	331,263
Peter Hooley	111,571	450,682	58,789	423,723
Sir Timothy Lankester	6,096	—	6,035	—
Brian Larcombe	—	—	—	—
Dr. Pamela J. Kirby	—	—	—	—
Dr. Rolf W. H. Stomberg	6,945	—	6,864	—
Warren D. Knowlton	12,501	—	7,501	—
Richard De Schutter	200,000	—	100,000	—

On February 7, 2003, Christopher J. O’Donnell became entitled to 155,065 Ordinary Shares and Peter Hooley 96,916 Ordinary Shares in respect of the 100% vesting of the 2000 long-term incentive plan. On April 4, 2003 these Shares were acquired in the form of nil-cost share options. There were no other changes in the interests of Directors between December 31, 2002 and April 7, 2003.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

Remuneration Policy

The Remuneration Committee policy for this and future years is to ensure that remuneration is sufficiently competitive to attract, retain and motivate Executive Directors and GEC members of a caliber that meets the Group’s needs to achieve its performance against financial objectives and relevant competitors’ practice. Remuneration throughout the Group is designed to be competitive in the country of employment.

The principal components of remuneration, which will remain in operation for the next financial year and thereafter, for Executive Directors and the GEC members are: basic salary and benefits, performance related bonus, long term incentives and pensions.

Basic Salary and Benefits

Basic salary reflects the responsibility of the job and individual performance. The Company also provides private healthcare coverage and a company car or allowance.

Performance-Related Bonus

For Executive Directors, the Company operates an annual bonus scheme, 75% of which is based on annual growth in adjusted basic earnings per share after deducting goodwill amortization and 25% of which is based on return on operating capital employed. The scheme is designed to encourage performance which the Remuneration Committee considers would contribute most to increasing shareholder value. Achievement of targets should produce a bonus of 30% of annual salary with a maximum of 100% for over achievement that demonstrates a step change in Group performance. Bonuses are not pensionable.

For members of the GEC with corporate responsibilities, the annual bonus plan is linked to earnings per share, return on capital employed and personal objectives. For those members with specific business unit responsibilities, targets are linked to earnings per share, sales, profit and return on capital employed of their respective business unit.

Long-term incentives

The Company operates a long-term incentive plan (“LTIP”) for Executive Directors and members of the GEC to motivate and reward these key executives to significantly enhance the value of the Company. Under this shares are transferred to participants depending on the Company’s performance in relation to a group of 41 UK listed manufacturing companies with substantial international activities, using total shareholder return (TSR) over a three-year period as the prime measure. The performance conditions were identified as those which represented a fair measure of the Company’s performance and would reflect increase in shareholder value. The maximum value of shares awarded for Executive Directors will not exceed the participants’ current annual rate of basic salary at the date the award is granted, and for members of the GEC it will not exceed 75% of their current rate of basic salary. Shares will only be transferred to the participants if the Company’s TSR performance is at or above the median performance of the comparator companies, and growth in the Company’s adjusted earnings per share after deducting goodwill amortization exceeds growth in the United Kingdom Retail Price Index (“RPI”) in the same three-year period. At the median level, 25% of the award shares will vest. If the Company’s performance is in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis. The Company’s TSR performance and its performance relative to the comparator group is independently monitored by Monks Partnership (PwC).

The comparator group comprises the following companies:

Aga Foodservice Group	Coats	Johnson Matthey	Rolls-Royce
AstraZeneca Group	Cookson Group	Laird Group	Scapa Group
BAE Systems	Croda International	Low & Bonar	Spirax-Sarco Engineering
Balfour Beatty	De La Rue	Marconi	Spirent
BBA Group	Delta	Morgan Crucible Company	Tate & Lyle
BOC Group	Elementis	Novar	Tomkins
BPB Industries	FKI	Pilkington	TT Electronics
British Vita	GKN	Reckitt Benckiser	Unilever (UK)
Bunzl	Halma	REXAM	Weir Group
Cadbury Schweppes	ICI	RMC Group
Charter	IMI

The maximum number of shares to be allocated to each Executive Director and members of GEC under the LTIP, all for nil consideration, are:

	Maximum number of shares awarded at Jan 1, 2002	Awards during the year	Market price	Vested award	Market price at date of award March 8, 1999	Market price at date of vesting	Number of shares awarded at Dec 31, 2002	Latest performance period
	(number)		(p)	(number)	(p)	(p)
Christopher J. O’Donnell	448,649	120,879	409.5	183,040	171.0	403.5	386,488	12.31.2004
Peter Hooley	282,965	70,818	409.5	116,959	171.0	403.5	236,824	12.31.2004
Peter W. Huntley	143,529	32,051	409.5	60,526	171.0	403.5	115,054	12.31.2004
Dr. Alan Suggett	122,927	27,197	409.5	50,438	171.0	403.5	99,686	12.31.2004
James L. Dick	83,279	32,051	409.5	—	—	—	115,330	12.31.2004
Ronald M. Sparks	116,043	45,050	409.5	—	—	—	161,093	12.31.2004
Paul M. Williams	74,702	28,205	409.5	—	—	—	102,907	12.31.2004
James A. Ralston	—	38,495	409.5	—	—	—	38,495	12.31.2004
James Taylor	—	31,135	409.5	—	—	—	31,135	12.31.2004

For the three year plan period commencing 2000, the Company’s TSR of 147.36% was ranked first in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 100% of the shares conditionally awarded in 2000.

Share options

Executive Directors were last granted options under executive share option schemes in 1996, which were not subject to performance conditions of exercise. The exercise of options granted to members of the GEC between 1997 and 2000 is subject to growth in adjusted basic earnings per share after deducting goodwill amortization of not less than RPI plus 2% per annum in any period of three consecutive years. Since 2001, under the Smith & Nephew 2001 UK Approved Share Option Plan and the Smith & Nephew 2001 UK Unapproved Share Option Plan (“UK Plans”), the exercise of options is subject to adjusted basic earnings per share growth after deducting goodwill amortization of not less than RPI plus 3% per annum, on average, in a performance period of three consecutive years. In the event the performance target is not met by the end of the third year, the performance period is extended to four years. If it has not been met after four years, the performance period is extended to five years, but if it has still not been met at the end of the fifth year, the options will lapse. Performance conditions were selected to be in line with market practice at the time. Options granted under the Smith & Nephew 2001 US Share Plan (“US Plan”), in line with market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. Since 2002, members of the GEC are not granted share options except on appointment. Share options are not offered at a discount. UK Executive Directors are eligible to participate in the Smith & Nephew Employee Share Option Scheme.

Pensions

Executive Directors have a normal retirement age of 62 and participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of one-thirtieth of final pensionable salary, up to a limit of two-thirds of final pensionable salary. Pensions in payment are guaranteed to increase by 5% per annum or inflation, if lower. The Company and the pension plan trustees have in the past granted discretionary increases, particularly at times of high inflation. Death in service cover of four times salary and spouse’s pension at the rate of two-thirds of the member’s pension are provided on death. A supplementary unfunded defined contribution arrangement partially compensates for the Inland Revenue earnings cap on final pensionable salary.

The US based Executive Officers participate in the defined benefit Smith & Nephew US Pension Plan under which their pensions have accrued at an annual rate of approximately one-sixty second of final pensionable salary, up to a limit, based on service taken into account which has not allowed Executive Officers to accrue a pension of more than 60% of final pensionable salary. The plan also provides for a spouse’s pension on death of one-half of the pension that would be received by the Executive Officer under a joint annuity with his or her spouse. Normal retirement age under the plan is 65. A supplementary defined contribution plan was used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits up to one-fiftieth of final pensonable salary and to allow for normal retirement age of 62.

	Accrued pension as at Jan 1, 2002	Increase in accrued pension excluding inflation	Accrued pension at Dec 31, 2002	Transfer value of accrued pension Jan 1, 2002	Directors’ contributions during 2002	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at Dec 31, 2002
	(£ per annum)			(£)	(£)	(£)	(£)
Christopher J. O’Donnell	119,000	32,000	153,000	1,521,000	23,000	336,000	1,880,000
Peter Hooley	26,000	2,000	29,000	333,000	4,000	22,000	359,000

An amount of £69,000 was provided for under the supplementary unfunded defined contribution arrangement for Peter Hooley, bringing his total benefit under the plan to £319,000.

Compensation of Executive Officers

The amount of remuneration (excluding pension entitlements) paid by the Group during 2002 to Executive Officers was £3,663,000 (2001—£2,808,000). This figure includes payments under the performance related bonus plan. The increase in accrued pension benefits for Executive Officers was £338,000 (2001—£289,000).

BOARD PRACTICES

Service Contracts

Executive Directors, in line with Group policy, are appointed on contracts terminable by the Company on not more than 12 months’ notice. All new appointments are intended to have 12 month notice periods, but it is recognized that for some appointments a longer period may initially be necessary for competitive reasons, reducing to 12 months thereafter. Christopher O’Donnell, appointed to the Board of Directors in September 1992, and Peter Hooley, appointed in April 1991, have contracts terminable by the Company on not more than 12 months notice and by the Executive Director on six months’ notice. Termination of the contract by the Company would entitle the Executive Directors to 12 months’ basic salary, bonus at target of 30%, a contribution of 30% of salary to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the LTIP entitlement.

Non-Executive Directors do not have service contracts and are normally appointed for terms of three years terminable at will, without notice by either the Company or the director and without compensation. Their remuneration is determined by the Nominations Committee.

Audit Committee

The Audit Committee, chaired by Warren D. Knowlton, consists of independent non-executive directors Sir Timothy Lankester, Brian Larcombe, Richard De Schutter and Dr. Rolf Stomberg.

The Audit Committee monitors the operation and effectiveness of internal financial controls and ensures that the accounts meet statutory and other requirements. It selects, determines the fees and reviews the performance, independence and objectivity of the auditors. Since January 2003, all non-audit work performed by the auditors has been pre-approved by the Committee.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for its Senior Financial Officers. There have been no waivers to any of the Code’s provisions.

Remuneration Committee

The compensation of Executive Directors and members of the GEC is determined by the Remuneration Committee. The Remuneration Committee comprises Dr. Rolf Stomberg (Chairman), Sir Timothy Lankester, Richard De Schutter and Dr. Pamela J. Kirby. Sir Brian Pearse and Sir Anthony Cleaver retired as members of the Committee on February 28, 2002. On behalf of the Board of Directors, it determines the broad policy for executive remuneration. It reviews annually the remuneration, including pension entitlements, for Executive Directors and members of the GEC, and determines the operation of and the participants in the long-term incentive plan, share option schemes and the executive bonus plan. It reviews the relationship between the remuneration of Executive Directors and that of other employees and the competitiveness of executive remuneration, using data from independent consultants on companies of similar size, technologies and international complexity. It also reviews management succession planning. The Committee is assisted by Christopher O’Donnell, the Chief Executive and Paul Williams, the Group HR Director, both of whom have advised on all aspects of the Group’s reward structures and policies. In 2002, it received information from Watson Wyatt on a broad range of remuneration issues, Towers Perrin and Hay Group on salary data and Monks Partnership on long-term incentive plan comparative group performance. All the independent consultants were appointed by the Company. Watson Wyatt also act as one of the retirement benefit consultants to the Company.

Nominations Committee

The Nominations Committee, chaired by Dudley Eustace, consists of Christopher O’Donnell and Dr. Rolf Stomberg. It oversees plans for Board of Directors succession and recommends appointments to the Board of Directors.

Disclosures Committee

The Disclosures Committee, chaired by Christopher O’Donnell, consists of Peter Hooley, Finance Director, and Angie Craig, Director of Corporate Affairs. It approves the releases of all communications to investors and to the London and New York Stock Exchanges.

Full details of the terms of reference of the Audit, Remuneration, Nominations and Disclosures Committees may be found at www.smith-nephew.com.

EMPLOYEES

Smith & Nephew had an average of 7,506 full-time equivalent employees in 2002, of whom 1,740 were located in the United Kingdom, 3,090 were located in the United States and 2,676 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years broken down by activity and geographic location was:

	Years ended December 31
	2002	2001	2000
	(Number)
Orthopaedics	2,649	2,494	2,392
Endoscopy	1,677	1,449	1,419
Advanced wound management	2,951	2,621	2,479

Ongoing operations	7,277	6,564	6,290
Operations contributed to the joint venture	—	846	2,500

Continuing operations	7,277	7,410	8,790
Discontinued operations	229	516	1,645

	7,506	7,926	10,435

	Years ended December 31
	2002	2001	2000
	(Number)
United Kingdom	1,740	1,810	2,589
Continental Europe	1,279	1,281	1,549
United States	3,090	3,057	2,974
Other America	201	253	413
Africa, Asia and Australasia	1,196	1,525	2,910

	7,506	7,926	10,435

Smith & Nephew conducts a companywide employee opinion survey every two years to track and monitor employee attitudes at all locations. Response rates are very high and the general level of employee satisfaction is good. Where the Company has collective bargaining arrangements in place with labor unions, these reflect local market circumstances. The Company believes that the relationship between its operating subsidiaries and unions is satisfactory.

SHARE OWNERSHIP

The following table sets forth certain information as of April 7 2003 concerning the ownership by the Directors of the Ordinary Shares.

Ordinary Shares of 12 2/9p(i)
Dudley G. Eustace	49,679
Christopher J. O’Donnell	122,136
Peter Hooley	111,571
Sir Timothy Lankester	6,096
Dr. Rolf W. H. Stomberg	6,945
Warren D. Knowlton	12,501
Richard De Schutter	200,000
Brian Larcombe	—
Dr. Pamela J. Kirby	—

(i)	Holdings of the directors together represent less than 1% of the Ordinary Share capital of the Company.

As of April 7, 2003, Executive Officers together hold a total of 366,250 Ordinary Shares, representing less than 1% of the Ordinary Share capital of the Company.

The following table sets forth certain information regarding Ordinary Shares the subject of options. Outstanding options to subscribe for such Ordinary Shares as of April 7, 2003 by share option plan were:

	Exercisable in stages between	Exercise prices per Ordinary Share range between	Ordinary Shares the subject of options
	(Dates)	(Pence)	(Number)
Smith & Nephew 1985 Share Option Scheme(i)	2003 and 2010	143.0p and 265.0p	1,029,846
Smith & Nephew 1990 International Executive Share Option Scheme(i)	2003 and 2010	143.0p and 270.0p	7,973,260
Smith & Nephew Long Term Incentive Plan(i)	2003 and 2010	n/a (iii)	973,720
Smith & Nephew 2001 UK Approved Executive Share Option Plan(i)	2003 and 2009	360.0p and 409.5p	329,214
Smith & Nephew 2001 UK Unapproved Executive Share Option Plan(i)	2003 and 2009	326.0p and 409.5p	1,765,386
Smith & Nephew 2001 US Share Plan(i)	2003 and 2009	US$5.28 and US$5.94	3,891,600
Smith & Nephew Employee Share Option Scheme(ii)	2003 and 2007	140.4p and 289.2p	2,239,116
Smith & Nephew 1991 Overseas Employee Share Option Plan(ii)	2003 and 2007	140.4p and 289.2p	183,853
Smith & Nephew Sharesave Plan (2002)(ii)	2005 and 2008	296.0p	905,931
Smith & Nephew International Sharesave Plan (2002)(ii)	2005 and 2008	296.0p and 304.0p	677,638
Smith & Nephew Belgian Sharesave Plan (2002)(ii)	2006	357.0p	41,944
Smith & Nephew Dutch Sharesave Plan (2002)(ii)	2005 and 2008	296.0p	57,421
Smith & Nephew French Sharesave Plan (2002)(ii)	2006 and 2007	354.1p	28,025
Smith & Nephew Italian Sharesave Plan (2002)(ii)	2005 and 2008	372.7p	28,833

(i)	Together these plans are termed “Executive Schemes”.
(ii)	Together these plans are termed “Employee Schemes”.
(iii)	The right to acquire such shares is in the form of nil-cost options.

The Company operates Sharesave plans for all employees in the United Kingdom, Australia, New Zealand, South Africa, Canada, Dubai, Germany, Sweden, Spain, Portugal, Switzerland, Austria, Norway, Belgium, Italy, the Netherlands and France. Under these plans, employees are able to save up to £250 per month for between three and five years, and are given an option to acquire a set number of shares based on the amount they commit to save. The option price is set at a maximum of a 20% discount to the market price of the shares at the time the options are granted.

Employees in the United States are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

As at April 7, 2003, the Executive Directors and Executive Officers of Smith & Nephew held options to subscribe for the following numbers of Ordinary Shares, all of which options were granted pursuant to the above option plans (including the Smith & Nephew Long Term Incentive Plan):

	Executive Schemes	Employee Schemes
Christopher J. O’Donnell	669,368	3,192
Peter Hooley	544,249	3,349
James L. Dick	163,619	5,634
Peter W. Huntley	238,984	—
Ronald M. Sparks	167,500	—
Dr. Alan Suggett	45,000	3,159
Paul M. Williams	190,000	4,379
James Taylor	111,600	5,835
David Illingworth	100,000	—
James A. Ralston	95,000	—
Paul R. Chambers	34,500	5,738

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As far as is known to Smith & Nephew, the Company is not directly or indirectly owned or controlled by another corporation or by any government.

As of April 7, 2003, no people are known to Smith & Nephew to have any interest (as defined in the Companies Act 1985) in 3% or more of the Ordinary Shares, other than AXA Investment Managers (4.94%, 45,955,558 Ordinary Shares), FMR Corp & Fidelity (7.09%, 65,928,785 Ordinary Shares) and Legal & General Investment Management (3.43%, 31,890,815 Ordinary Shares).

The following table shows changes over the last three years in the percentage of the issued share capital for the Company held by major shareholders, as notified to the Company under the Companies Act 1985:

	As at December 31
	2002	2001	2000
	(%)
AXA Investment Management	4.96	5.75	6.00
FMR Corp & Fidelity	6.79	8.10	—
Sanford C Bernstein	—	—	5.52
Hermes	—	—	4.18
Scudder Threadneedle Investments Ltd	—	—	3.18

RELATED PARTY TRANSACTIONS

None of the Directors or Officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the Director or Officer, or who is a Director or Officer of any subsidiary of Smith & Nephew) has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2000 to April 7, 2003.

HOST COUNTRY SHAREHOLDERS

Details of the portion of each class of securities held in the host country (the United States) and the number of record holders in the host country are given in “Item 9—The Offer and Listing”.

ITEM 8—FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See “Item 18—Financial Statements”.

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

Dividends

In 2000, management changed its dividend policy as part of its strategic emphasis on making Smith & Nephew a recognized growth business. It is the Board’s intention that shareholders’ future returns will come increasingly from growth in the value of their shares and so will depend less on the dividend. The Board accordingly raised the dividend cover (the ratio of profit to dividends) to around 2.5 times in respect of ordinary dividends for 2000. In 2001, this was raised to 2.7 times and in 2002 this was 3.3 times. Management believes that this dividend will leave more cash in the business for future investment in acquisitions and organic growth, to support further improvement in shareholder value. For more information see Item 3—“Key Information—Selected Financial Data—Dividends”.

SIGNIFICANT CHANGES

Other than the events discussed in Item 5—“Operating and Financial Review and Prospects—Trend Information”, there have been no significant changes since December 31, 2002.

ITEM 9—THE OFFER AND LISTING

The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were listed on the New York Stock Exchange on November 16, 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents ten Ordinary Shares. The Company has a sponsored ADR facility with the Bank of New York as Depositary.

As of April 7, 2003, 1,611,874 ADSs equivalent to 16,118,740 Ordinary Shares or approximately 1.73% of the total Ordinary Shares in issue, were outstanding and were held by 20 registered holders.

As of April 7, 2003, to the knowledge of the Company, there were 27,472 registered holders of Ordinary Shares, of whom 86 had registered addresses in the United States and held a total of 350,664 Ordinary Shares (0.04% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the United States is not representative of the number of beneficial owners of Ordinary Shares resident in the United States.

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

Fiscal Year ended December 31:

	Ordinary Shares			ADSs
	High		Low	High	Low
	£		£	US$	US$
1998	1.87		1.32	—	—
1999	2.18		1.50	34.63	32.88
2000	3.30	(i)	1.57	46.13	25.13
2001	4.20		2.91	60.91	41.80
2002	4.30		3.05	64.60	47.00

Quarters in the Fiscal Year ended December 31:

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
2001:
1st Quarter	3.33	2.91	48.50	41.80
2nd Quarter	3.69	3.15	45.00	52.90
3rd Quarter	3.72	3.08	53.65	44.40
4th Quarter	4.20	3.39	60.91	48.25
2002:
1st Quarter	4.30	3.84	62.40	55.12
2nd Quarter	4.12	3.36	60.10	50.85
3rd Quarter	3.85	3.05	60.78	47.00
4th Quarter	4.05	3.52	64.60	56.40
2003:
1st Quarter	4.00	3.32	63.09	52.90

End of the Month:

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
October 2002	4.05	3.70	64.60	58.70
November 2002	3.86	3.52	61.30	56.40
December 2002	3.98	3.66	63.50	58.15
January 2003	3.88	3.32	62.40	52.90
February 2003	3.55	3.38	58.24	55.18
March 2003	4.00	3.41	63.09	54.25
April 2003 (through April 7, 2003)	4.15	3.95	64.49	62.31

(i)	This does not include the anomalous closing share price of 386p on July 31, 2000 on the London Stock Exchange.

ITEM 10—ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the “Companies Act”) and the Company’s memorandum and articles of association. Copies of the Company’s memorandum and articles of association have been filed as exhibits to this Annual Report on Form 20-F. The 5½% cumulative preference shares have no voting rights but convey preferential rights to dividends and distribution on winding up.

The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future.

In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of an ordinary share.

The Company is incorporated under the name “Smith & Nephew plc” and is registered in England and Wales with registered number 324357. The fourth clause of the Company’s memorandum of association provides that its objects include to carry on business as an investment holding company, to carry on all or any of the businesses of dealers in and manufacturers of surgical dressings and instruments, pharmaceutical preparations or articles, proprietary articles of all kinds, surgical and scientific apparatus and materials of all kinds and buyers and sellers of goods of all kinds. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

Directors

Under the Company’s articles of association, a Director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the Director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company.

A Director shall not vote or be counted in any quorum concerning his own appointment or terms of his appointment.

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed an amount equal to two and one half times the Company’s consolidated share capital and aggregate reserves, but after: adjustments for the variation to share capital and aggregate reserves since the latest audited consolidated balance sheet; and deducting distributed and proposed distributions not previously provided out of profits earned prior to the date of the latest audited consolidated balance sheet, any amount attributable to non-Group shareholders in subsidiaries of the Company and any debit balance on the combined or Group profit and loss account, unless sanctioned by an ordinary resolution of the Company.

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

Rights Attaching to Shares

Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of the Company’s ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by  the Directors.

The Company’s Board of Directors may pay shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorized by an ordinary resolution of the shareholders, the Board may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of the Company).

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every 12 2/9 pence in nominal amount of the shares held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a general meeting is two shareholders present in person carrying a right to vote upon the business to  be transacted.

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are three kinds:

•	an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending the Company’s memorandum and articles of association, disapplying statutory pre-emption rights or changing the Company’s name; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.

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

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at an Extraordinary General Meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any five persons who hold or represent by proxy not less than one fortieth of the nominal value of the shares of that class.

Rights in a Winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any other class of shares;

is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of any extraordinary resolution of the shareholders and any other sanction required by law, divide among the shareholders the whole or any part of the Company’s assets in kind.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or the Company’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

MATERIAL CONTRACTS

As detailed in “Item 4—Information on the Company—History and Development of the Company—Recent Developments”, Smith & Nephew acquired ORATEC Interventions, Inc. in March 2002 pursuant to a merger agreement (see exhibits to this  Form 20-F).

As described above under “Item 4—Information on the Company—History and Development of the Company—Recent Developments”, the Company and Smith & Nephew Group entered into the Combination Agreement and the InCentive Agreement in connection with the planned acquisition of all the outstanding shares of Centerpulse. As described above under “Item 5—Operating and Financial Review and Prospects-Liquidity,” the Company and Smith & Nephew Group also entered into the Credit Agreement. Copies of the Combination Agreement, the InCentive Agreement and the Credit Agreement are filed as exhibits to this Form 20-F.

EXCHANGE CONTROLS

There are no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Smith & Nephew’s securities, except for certain restrictions imposed from time to time by Her Majesty’s Treasury of the United Kingdom pursuant to legislation, such as the United Nations Act 1946 and the Emergency Laws Act 1964, against the government or residents of certain countries.

There are no limitations, either under the laws of the United Kingdom or under the Articles of Association of Smith & Nephew, restricting the right of non-UK residents to hold or to exercise voting rights in respect of Ordinary Shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the current practice of the Company to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s dividend re-investment plan, which are not sent to shareholders with recorded addresses in Canada.

TAXATION

The comments below are of a general and summary nature and are based on the Company’s understanding of certain aspects of current UK and US federal law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address certain US and UK tax consequences to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a US citizen or resident, a corporation or partnership created or organized in or under the laws of the United States, or an estate or trust treated as a United States person under Section 7701(a)(30) of the US Internal Revenue Code (a “US Holder”). The comments set out below do not purport to address all material tax consequences of the ownership of ADSs or Ordinary Shares and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the issued Ordinary Shares. Special rules apply to persons operating clearance and/or depository services and those whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which the US Holder carries on a business in the United Kingdom, or (ii) a fixed base from which the US Holder performs independent personal services in the United Kingdom. Special rules also apply to certain investors such as tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, US Holders holding ADSs or Ordinary Shares as part of a hedging or conversion transaction or whose functional currency is other than the US dollar and investors liable for alternative minimum tax. In addition, the comments below do not relate to state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on the Company’s understanding of current US and UK law and practice and advice received from the Company’s UK and US tax advisors. US Holders are recommended to consult their own tax advisors as to the particular consequences to them of the ownership of ADSs or  Ordinary Shares.

For the purpose of the US/UK Double Taxation Treaty and US domestic tax law US Holders of ADSs will be treated as beneficial holders of the Ordinary Shares represented by the ADSs.

Taxation Of Dividends In The United Kingdom

Smith & Nephew is not obliged to pay UK advance corporation tax (“ACT”) on dividends paid on or after April 6, 1999. An individual UK shareholder is treated as receiving taxable income equal to the dividend plus a tax credit of one-ninth of the cash dividend received. This tax credit may be set against the individual’s overall UK income tax liability, but in general the tax credit will not be repaid. Under the provisions of the US/UK Double Taxation Treaty, while a UK individual is entitled to a tax credit in respect of dividends paid by a UK company, a US Holder will be entitled to a repayment from the UK Inland Revenue of the tax credit less an amount not exceeding 15% of the aggregate of the cash dividend and the tax credit. As 15% of the aggregate of the cash dividend and the tax credit would exceed the tax credit due, no repayment of the tax credit will be available from the UK Inland Revenue for dividends paid on or after April 6, 1999.

Taxation Of Dividends In The United States

Dividends will be treated as ordinary income to a US Holder when the dividend is received to the extent paid out of earnings and profits as determined for US federal income tax purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend included in taxable income is the US dollar value of the dividend, converted using the exchange rate on the date of receipt. Distributions in excess of earnings and profits, as determined for US federal income tax purposes, are generally treated as a return of capital (and a reduction of tax basis for US federal income tax purposes) to the extent of the US Holder’s investment in the ADSs and Ordinary Shares and thereafter realized as a capital gain. Conversion by a US Holder of sterling received as a distribution from Smith & Nephew into US dollars may result in ordinary income to the US Holder to the extent attributable to fluctuations in foreign currency exchange rates between the date of receipt and the date of conversion.

A US Holder may elect to be treated as receiving the UK tax credit in respect of dividends paid by a UK company without affirmatively making a claim to the United Kingdom by so indicating on Line 5 of Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) and filing the completed Form 8833 with the US Holder’s income tax return for the relevant year. A US Holder making this election will be treated as having received an additional dividend equal to the gross amount of the tax credit (unreduced by amounts withheld), and as having paid the withholding tax due. Thus, the investor must include in income the gross payment deemed received, and may claim a foreign tax credit for the withholding tax treated as paid to the United Kingdom (which tax will be considered due and paid only to the extent of the tax credit).

For US foreign tax credit limitation purposes, dividends generally will be “passive income” from sources outside the United States. Any exchange gain or loss arising from sterling receipts in respect of dividends paid by Smith & Nephew will generally be treated as ordinary income or loss which is US source income for foreign tax credit limitation purposes.

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

US Backup Withholding Tax

A US Holder may be subject to US backup withholding tax at the rate of 30% (which rate is scheduled to be reduced periodically through 2006) on dividends paid within the United States in respect of ADSs and Ordinary Shares or on the payment of the proceeds from the sale of ADSs or Ordinary Shares, unless the shareholder is a corporation or other exempt recipient, or provides a US taxpayer identification number. US backup withholding tax may also apply if there has been a notification from the Internal Revenue Service of a failure to report all interest or dividends. US information reporting and backup withholding generally will not apply to a payment made outside the United States through an office outside the United States of a non-US broker.

Backup withholding tax deducted may be credited against the US Holder’s US income tax liability, and, where the withholding tax exceeds the actual liability, the US Holder may obtain a refund by filing the appropriate refund claim with the Internal  Revenue Service.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of Ordinary Shares. Transfers of Ordinary Shares will generally be subject to UK stamp duty at the rate of ½% of the consideration given for the transfer with the duty rounded up to the nearest £5 if necessary.

UK stamp duty reserve tax (“SDRT”) arises when there is an agreement to transfer shares in UK companies “for consideration in money or money’s worth”, and so an agreement to transfer Ordinary Shares for money or other consideration may give rise to a charge to SDRT at the rate of ½% (rounded up to the nearest penny). If an instrument of transfer of the Ordinary Shares is subsequently executed the instrument of transfer will generally be subject to stamp duty. The charge of SDRT will be cancelled, and any SDRT already paid will be refunded, if within 6 years of the agreement an instrument of transfer is produced to the United Kingdom Inland Revenue and the appropriate stamp duty paid.

Transfers of Ordinary Shares into CREST (an electronic transfer system) are exempt from stamp duty so long as the transferee is a member of CREST who will hold the Ordinary Shares as a nominee for the transferor and the transfer is in a form that will ensure that the securities become held in uncertificated form within CREST. Paperless transfers of Ordinary Shares within CREST for consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions will be collected by CREST at ½%, and this will apply whether or not the transfer is effected in the United Kingdom and whether or not the parties to it are resident or situated in the United Kingdom.

A charge of stamp duty or SDRT at the rates of 1½% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of Ordinary Shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) and will generally be payable by the Depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits. No liability for SDRT will arise on any agreement to transfer an ADS or beneficial interest in an ADS.

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

US/UK Double Taxation Treaty

On March 31, 2003, the United States and the United Kingdom ratified a new income tax treaty to replace the currently effective US/UK Double Taxation Treaty. Among other things, the new income tax treaty eliminates the tax credit available to US Holders described above under “Taxation of Dividends in the United Kingdom” and “Taxation of Dividends in the United States”. The new income tax treaty generally becomes effective with respect to withholding taxes on May 1, 2003, UK corporation tax on April 1, 2003, UK income and capital gains tax on April 6, 2003, UK corporation tax on April 1, 2003, UK income and capital gains tax on April 6, 2003 and US income tax on January 1, 2004. Taxpayers may elect to have the old treaty apply for a twelve-month period from which the new treaty would otherwise apply. In addition, the US/UK Double Taxation Convention on Estate and Gift Tax is currently subject to re-negotiation.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Form 20-F report and some of the other information submitted by the Company to the SEC may be accessed through this website.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative information on treasury management and exchange rate and interest rate risk is disclosed in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Quantitative Information About Market Risk

The market value of the Group’s financial instruments is affected by movements in both interest rates and exchange rates. The sensitivity of profits and cash flows to selective movements in interest rates and exchange rates are discussed below. The sensitivity analysis is based on a range of movements in market rates which could be reasonably expected over the period of a year.

Interest rate sensitivity

The majority of the Group’s financial assets and liabilities, including currency swaps, are at floating interest rates. The Group uses simple floating to fixed rate contract interest rate swaps to meet its objective of protecting borrowing costs and differentials between borrowing and deposit rates within parameters set by the Board. 75% of the interest costs and 83% of the interest income are protected through December 2003, with some protection carrying over into 2004. The following table sets forth notional amounts and weighted average interest rates by expected maturity dates. Variable rates are based on rates at December 31, 2002. The information is presented in sterling and the actual currency of the interest rate swaps is indicated in parentheses.

	Expected to mature in years ending December 31
	2003	2004	Fair value(i)
	(£ million, except interest rates)		(£ million)
At December 31, 2002:
Principal (sterling)	503	103	6.5
Fixed rate receivable	5.1%	4.8%
Variable rate payable	3.9%	4.2%

Principal (US dollars)	563	112	(14.2)
Fixed rate payable	3.8%	3.0%
Variable rate receivable	1.4%	2.4%

Principal (euros)	100	26	(1.1)
Fixed rate payable	3.4%	4.5%
Variable rate receivable	2.7%	3.0%

(i)	The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2002, discounted at market rates of interest at that date.

	Expected to mature in years ending December 31
	2002	2003	2004	Fair value(ii)
	(£ million, except interest rates)			(£ million)
At December 31, 2001:
Principal (sterling)	396	140	25	4.0
Fixed rate receivable	5.5%	5.5%	5.6%
Variable rate payable	4.4%	4.4%	4.4%

Principal (US dollars)	483	113	—	(10.2)
Fixed rate payable	4.6%	4.4%	—
Variable rate receivable	2.4%	2.4%	—

Principal (euros)	103	60	25	(0.5)
Fixed rate payable	4.1%	3.6%	4.5%
Variable rate receivable	3.3%	3.3%	3.3%

(ii)	The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2001, discounted at market rates of interest at that date.

In 2002, an increase of one percentage point in sterling and US dollar interest rates would have reduced the fair value of sterling interest rate swaps by £6 million and increased the fair value of US dollar interest rate swaps by £7 million. In the case of decreases in interest rates of one percentage point, the changes to the fair values of the interest rate swaps would have been an increase of £6 million relating to sterling and a reduction of £7 million relating to US dollars.

Exchange rate sensitivity

All financial instruments denominated in currencies other than sterling hedge foreign currency assets. As a result, changes in fair values of financial instruments do not affect the Group’s profit before taxation. The value of foreign currency financial liabilities is expected to be matched by foreign currency cash flows arising from the hedged assets in the longer term. Currency swaps are at floating rates of interest. Foreign currency liabilities outstanding at December 31, 2002 are listed by maturity and currency as follows:

	Amount receivable	Amount payable
	(£ million)	(Currency million)
At December 31, 2002:
Within one year:
US dollars	151.2	US$230.6
Australian dollars	15.2	Aus$42.7
Euros	90.1	€142.9
Japanese yen	13.3	Yen2,571
New Zealand dollars	2.5	NZ$8.0
Canadian dollars	7.1	C$17.5

	279.4
After one year and within two years:
US dollars	179.8	US$273.2
Euros	37.8	€60.0

	217.6

After two years and within three years (US dollars)	53.4	US$83.2
After three years and within four years (US dollars)	29.5	US$46.0

	579.9

At December 31, 2001:
Within one year:
US dollars	228.1	US$356.7
Australian dollars	11.6	Aus$31.7
Euros	75.7	€121.7
Japanese yen	5.6	Yen970.0
South African rand	5.9	R84.0
New Zealand dollars	2.3	NZ$8.0
Canadian dollars	1.5	C$3.5
Swiss francs	0.1	ChF0.2

	330.8
After one year and within two years (US dollars)	52.7	US$78.2
After two years and within three years:
US dollars	56.5	US$83.2
Euros	37.8	€60.0

	94.3
After three years and within four years (US dollars)	5.2	US$8.2

	483.0

In 2002, if sterling were to weaken against the US dollar by 10% on average over the year, the reduction in the Group’s liquidity in 2003 and later years would be £44 million. If sterling were to weaken on average over the year against all currencies excluding the US dollar by 10%, the Group’s liquidity would be reduced by £19 million in 2003. That is, if sterling were to weaken on average over the year against all currencies by 10%, net debt would increase by £63 million due to currency swaps.

At December 31, 2002, the Group had contracted to exchange within one year the equivalent of £166 million. £91 million related to sterling against various currencies and £108 million related to US dollars against various currencies. Unrealized gains and losses relating to forward currency contracts amounted to £2.1 million and £7.9 million, respectively. If sterling were to weaken against all other currencies by 10% on average over the year, the fair value of forward foreign exchange contracts would decrease by £6 million. If the US dollar were to strengthen by the same amount, the fair value of contracts would increase by £6 million.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CONTROLS AND PROCEDURES

During the 90-day period prior to the filing date of this report, the Company’s Chief Executive Officer and Finance Director, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Finance Director concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There have been no significant changes in the Company’s internal financial controls or in other factors which could significantly affect internal financial controls subsequent to the date the Company carried out its evaluation. There were no significant deficiencies or material weaknesses identified in the evaluation and, therefore, no corrective actions were taken.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B—CODE OF ETHICS

Not applicable.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

PART III

ITEM 17—FINANCIAL STATEMENTS

Not Applicable

ITEM 18—FINANCIAL STATEMENTS

The following audited Financial Statements and related Schedule, together with the report of Ernst & Young LLP thereon, are filed as part of the Annual Report:

All other schedules have been omitted as they are not required under the applicable instructions or the substance of the required information is shown in the Financial Statements.

ITEM 19—EXHIBITS

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith
1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000

	(b)	Articles of Association	Form 20-F for the year ended December 31, 2001

2	(a)	Agreement dated March 20, 2003 among Meadowclean Limited (to be renamed Smith & Nephew Group plc), Smith & Nephew plc, Lloyds TSB Capital Markets and The Royal Bank of Scotland as arrangers.		X

	(b)	Copies of instruments defining the rights of holders of long-term debt not required to be filed herewith or incorporated herein by reference will be furnished to the Commission upon request.

4	(a) (i)	Material contract: Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Inc., Orchid Merger Corp. and ORATEC Interventions, Inc.	Exhibit 2.2 to the Form 8-K of ORATEC Interventions, Inc. filed with Securities and Exchange Commission on February 19, 2002 (File No. 000-26745)

	(ii)	Material contract: Agreement dated March 20, 2003 among Smith & Nephew plc, Meadowclean Limited and Centerpulse Ltd.		X

	(iii)	Material contract: Transaction Agreement dated March 20, 2003 among InCentive Capital AG, Smith & Nephew plc and Meadowclean Limited.		X

	(iv)	Material contract: Amendment Agreement No. 1 dated March 25, 2003 among InCentive Capital AG, Smith & Nephew plc and Meadowclean Limited.		X

4	(c) (i)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802

	(ii)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814

	(iii)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000

	(iv)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2001

	(v)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2001

	(vi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694

	(vii)	The Smith & Nephew Sharesave Plan (2002)		X

	(viii)	The Smith & Nephew International Sharesave Plan (2002)		X

	(ix)	The Smith & Nephew Italian Sharesave Plan (2002)		X

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith
4	(c) (x)	The Smith & Nephew Dutch Sharesave Plan (2002)		X

	(xi)	The Smith & Nephew Belgian Sharesave Plan (2002)		X

	(xii)	The Smith & Nephew French Sharesave Plan (2002)		X

8		Principal Subsidiaries		X

12	(a)	Certificate Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the Chief Executive of Smith & Nephew plc		X

	(b)	Certificate Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the Finance Director of Smith & Nephew plc		X

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMITH & NEPHEW plc (Registrant)

By:	PAUL R. CHAMBERS
Paul R. Chambers Company Secretary

April 25, 2003

CERTIFICATION

I, Christopher J. O’Donnell, certify that:

1.	I have reviewed this annual report on Form 20-F of Smith & Nephew plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 25, 2003	CHRISTOPHER J. O’DONNELL
Christopher J. O’Donnell Chief Executive Officer

CERTIFICATION

I, Peter Hooley, certify that:

1.	I have reviewed this annual report on Form 20-F of Smith & Nephew plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 25, 2003	PETER HOOLEY
Peter Hooley
Finance Director

SMITH & NEPHEW plc

REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors

       Smith & Nephew plc

We have audited the accompanying consolidated balance sheets of Smith & Nephew plc as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts and consolidated statements of cash flows, movements in shareholders’ funds and total recognized gains and losses for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those followed in the United States (see Note 35 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

London, England	ERNST & YOUNG LLP
February 7, 2003, except for
Note 36—Subsequent Events
as to which date is April 16, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-39802, 33-39814, 333-12052 and 333-13694) pertaining to the Smith & Nephew plc employee benefit plans listed on the facing sheets thereof of our report dated February 7, 2003, except for Note 36—Subsequent Events, as to which the date is April 16, 2003 with respect to the consolidated financial statements and schedule of Smith & Nephew plc included in this Annual Report (Form 20-F) for the year ended December 31, 2002.

London, England	ERNST & YOUNG LLP
April 25, 2003

SMITH & NEPHEW plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Years ended December 31
	2002		2001		2000
	(£ million, except per Ordinary Share amounts)
Turnover—(Note 2)
Ongoing operations	1,083.7		943.0		772.9
Operations contributed to the joint venture	—		35.3		138.6

Continuing operations	1,083.7		978.3		911.5
Discontinued operations	26.2		103.4		223.2

Group turnover	1,109.9		1,081.7		1,134.7
Share of joint venture	155.0		123.6		—

	1,264.9		1,205.3		1,134.7

Operating profit—(Notes 2 and 3)
Ongoing operations:
Before goodwill amortization and exceptional items	196.0		170.8		140.7
Goodwill amortization	(17.5)		(10.4)		(6.9)
Exceptional items (Note 4)	(29.9)		(19.3)		(3.8)

	148.6		141.1		130.0
Operations contributed to the joint venture:
Before exceptional items	—		3.6		16.2
Exceptional items (Note 4)	—		(1.8)		(8.6)

Continuing operations	148.6		142.9		137.6
Discontinued operations before exceptional items (Note 3)	2.1		11.1		29.0
Discontinued operations exceptional items (Note 4)	—		—		(3.9)

Group operating profit	150.7		154.0		162.7
Share of operating profit of joint venture before exceptional items	19.6		12.8		—
Share of operating profit of joint venture exceptional items—(Note 4)	(2.6)		(5.0)		—
Share of operating profit of associated undertaking	4.9		—		—

Operating profit	172.6		161.8		162.7
Discontinued operations—net profit on disposals—(Note 5)	18.0		49.2		109.5

Profit on ordinary activities before interest	190.6		211.0		272.2
Interest income—(Note 6)	6.6		2.5		4.4
Interest expense—(Note 6)	(19.3)		(19.9)		(11.4)

Profit on ordinary activities before taxation	177.9		193.6		265.2
Taxation—(Note 8)	(65.8)		(64.0)		(57.7)

Attributable profit for the financial year (i)	112.1		129.6		207.5
Ordinary dividends—(Note 9)	(44.6)		(42.9)		(41.3)
Special dividend—(Note 9)	—		—		(415.6)

Retained profit/(deficit) for the year	67.5		86.7		(249.4)

Average number of Ordinary Shares outstanding (million)	926		921		1,034
Basic earnings per Ordinary Share—(Note 11)	12.11	p	14.07	p	20.07	p
Diluted earnings per Ordinary Share—(Note 11)	12.02	p	13.95	p	19.95	p
Profit before taxation, goodwill amortization and exceptional items	209.9		180.9		178.9
Adjusted basic earnings per Ordinary Share—(Note 11)	16.02	p	13.96	p	12.19	p
Adjusted diluted basic earnings per Ordinary Share—(Note 11)	15.89	p	13.84	p	12.12	p

(i)	A summary of the adjustments to attributable profit for the financial year that would be required had accounting principles generally accepted in the United States been applied rather than those generally accepted in the United Kingdom is set forth in Note 35 of the Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

SMITH & NEPHEW plc

CONSOLIDATED BALANCE SHEET

	December 31
	2002		2001
	(£ million)
Fixed assets:
Intangible assets—(Note 14)	317.2		187.8
Tangible assets—(Note 15)	255.8		245.0
Investments—(Note 16)	8.2		25.7
Investment in joint venture—(Note 17)	115.0		114.0

Goodwill	70.3		70.6
Share of gross assets	106.2		109.0
Share of gross liabilities	(61.5)		(65.6)

Investment in associated undertaking—(Note 18)	8.5		—

		704.7		572.5
Current assets:
Stocks—(Note 13)	229.5		232.2
Debtors—(Note 12)	280.7		266.8
Cash and bank	22.5		26.4

	532.7		525.4
Creditors: amounts falling due within one year:
Borrowings—(Note 19)	151.9		94.0
Other creditors—(Note 21)	309.6		334.5

	461.5		428.5

Net current assets		71.2		96.9

Total assets less current liabilities		775.9		669.4

Creditors: falling due after more than one year:
Borrowings—(Note 19)	164.2		161.2
Other creditors—(Note 21)	6.3		8.3
Provisions for liabilities and charges—(Note 22)	88.1		95.3

		258.6		264.8

		517.3		404.6

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital		113.5		113.1
Share premium account		143.8		135.8
Profit and loss account		259.7		155.4

		517.0		404.3
Non-equity shareholders’ funds:
Called up non-equity share capital		0.3		0.3

		517.3		404.6

(i)	A summary of the adjustments to shareholders’ funds that would be required had accounting principles generally accepted in the United States been applied rather than those generally accepted in the United Kingdom is set forth in Note 35 of the Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

SMITH & NEPHEW plc

CONSOLIDATED STATEMENT OF CASH FLOW

	Years ended December 31
	2002(ii)	2001(ii)	2000(ii)
	(£ million)
Net cash inflow from operating activities (i)—(Note 24)	209.3	191.9	204.0
Dividends received from joint venture	3.9	—	—
Returns on investments and servicing of finance:
Interest received	6.6	2.5	4.4
Interest paid	(16.8)	(19.0)	(11.4)

Net cash outflow from returns on investments and servicing of finance	(10.2)	(16.5)	(7.0)
Taxation paid	(52.3)	(76.2)	(46.5)

	150.7	99.2	150.5

Capital expenditure and financial investment:
Capital expenditure	(85.2)	(74.7)	(63.9)
Disposal of fixed assets	1.1	4.1	6.1
Trade investments	(1.3)	(2.4)	(6.0)
Own shares (purchased)/vested	(0.7)	0.4	(2.9)

	(86.1)	(72.6)	(66.7)

Acquisitions and disposals:
Acquisitions	(245.4)	(69.3)	(51.1)
Cash acquired on acquisition of ORATEC	39.1	—	—
Disposals	71.8	61.7	209.8
Debt repaid by the joint venture	5.7	24.6	—
Joint venture formation costs	—	(12.0)	—

	(128.8)	5.0	158.7

Equity dividends paid	(43.5)	(42.0)	(475.9)

Cash outflow before use of liquid resources and financing	(107.7)	(10.4)	(233.4)
Management of liquid resources—(Note 24)	—	—	72.3
Financing:
Issue of ordinary share capital	6.1	9.0	7.7
Net increase in borrowings due within one year	70.6	30.2	14.5
Increase/(decrease) in borrowings due after one year	18.1	(7.4)	146.1
Settlement of currency swaps	—	(14.0)	(9.6)

Net cash inflow from financing	94.8	17.8	158.7

(Decrease)/increase in cash—(Note 24)	(12.9)	7.4	(2.4)

(i)	After £19.3 million of outgoings on rationalization program, acquisition integration and divestment costs (2001—£23.5 million, 2000—£23.1 million).

(ii)	The significant differences between the cash flow statement presented above and that required under accounting principles generally accepted in the United States are set forth in Note 35 of the Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

SMITH & NEPHEW plc

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

SHARE CAPITAL

	Non-equity capital(i)	Equity capital(ii)	Non-equity capital(i)	Equity capital(ii)	Total
	5.50% Cumulative Preference Shares of £1 each	Ordinary Shares of 12 2/9p (Jan 2000 10p each)	5.50% Cumulative Preference Shares of £1 each	Ordinary Shares of 12 2/9p (Jan 2000 10p each)
	(Number thousand)		(£ million)
Authorized:
At January 1, 2000	450	1,495,500	0.5	149.5	150.0
Effect of share consolidation(ii)	—	(271,909)	—	—	—

At December 31, 2000, 2001 and 2002	450	1,223,591	0.5	149.5	150.0

Allotted; issued and fairly paid:
At January 1, 2000	269	1,117,545	0.3	111.8	112.1
Conversion of bonds	—	14	—	—	—
Exercise of share options	—	1,370	—	0.1	0.1
Long service awards	—	24	—	—	—

At August 6, 2000	269	1,118,953	0.3	111.9	112.2
Effect of share consolidation(ii)	—	(203,446)	—	—	—

	269	915,507	0.3	111.9	112.2
Conversion of bonds	—	145	—	—	—
Exercise of share options	—	3,527	—	0.5	0.5
Long service awards	—	10	—	—	—

At December 31, 2000	269	919,189	0.3	112.4	112.7
Conversion of bonds	—	26	—	—	—
Exercise of share options	—	5,588	—	0.7	0.7
Long service awards	—	9	—	—	—

At December 31, 2001	269	924,812	0.3	113.1	113.4
Conversion of bonds	—	10	—	—	—
Exercise of share options	—	3,937	—	0.4	0.4
Long service awards	—	1	—	—	—

At December 31, 2002	269	928,760	0.3	113.5	113.8

(i)	The 5.50% Cumulative Preference Shares are non-voting and carry preferential rights to dividends and distribution on winding up.

(ii)	On August 7, 2000, the Ordinary Share Capital was consolidated by the issue of 9 new ordinary shares of 12 2/9p for every 11 ordinary shares of 10p held.

The Notes to the Financial Statements are an integral part of these Financial Statements

SMITH & NEPHEW plc

CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

SHARE CAPITAL AND RESERVES

	Share capital	Share premium account(i)	Profit and loss account(ii)	Total shareholders funds(iii)
At January 1, 2000 as previously reported	112.1	118.3	260.4	490.8
Prior year adjustment(iv)	—	—	2.3	2.3

At January 1, 2000 as restated	112.1	118.3	262.7	493.1
Share options and long service awards	0.6	6.9	—	7.5
Convertible bonds	—	0.2	—	0.2
Exchange adjustments	—	—	(12.9)	(12.9)
Profit for the financial year	—	—	205.2	205.2
Dividends	—	—	(456.9)	(456.9)
Goodwill on disposals	—	—	31.8	31.8

At December 31, 2000	112.7	125.4	29.9	268.0
Share options and long service awards	0.7	10.4	—	11.1
Exchange adjustments	—	—	(8.8)	(8.8)
Profit for the financial year	—	—	129.6	129.6
Dividends	—	—	(42.9)	(42.9)
Movements relating to the QUEST—(Note 23)	—	—	(2.1)	(2.1)
Unrealised gain on formation of joint venture	—	—	31.8	31.8
Goodwill on operations contributed to the joint venture	—	—	17.9	17.9

At December 31, 2001	113.4	135.8	155.4	404.6
Share options and long service awards	0.4	8.0	—	8.4
Exchange adjustments	—	—	9.1	9.1
Profit for the financial year	—	—	112.1	112.1
Dividends	—	—	(44.6)	(44.6)
Movements relating to the QUEST—(Note 23)	—	—	(2.3)	(2.3)
Goodwill on disposals	—	—	30.0	30.0

At December 31, 2002	113.8	143.8	259.7	517.3

(i)	Share premium is not distributable.

(ii)	The cumulative amount of goodwill charged to reserves is £292.3 million (2001—£329.5 million, 2000—£344.4 million). The decrease in goodwill in the year represents amounts written back to reserves on the disposal of the rehabilitation business of £30.0 million and exchange adjustments of £7.2 million (2001—decrease of £14.9 million, 2000—decrease of £24.4 million).

(iii)	Included in shareholders’ funds are cumulative translation adjustment losses of £39.8 million (2001—£48.9 million, 2000—£40.1 million).

(iv)	Adjustment following the adoption of Financial Reporting Standard 19 in 2001.

The Notes to the Financial Statements are an integral part of these Financial Statements

SMITH & NEPHEW plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Years ended December 31
	2002	2001	2000
	(£ million)
Profit for the financial year(i)	112.1	129.6	205.2
Prior year adjustment(ii)	—	—	2.3

	112.1	129.6	207.5
Unrealized gain on formation of joint venture	—	31.8	—
Currency translation differences on foreign currency net investments	9.1	(8.8)	(12.9)

Total recognized gains and losses relating to the year	121.2	152.6	194.6

(i)	Included in the profit for the financial year is £10.3 million (2001—£4.4 million, 2000—nil) profit relating to the joint venture and £3.0 million (2001—nil, 2000—nil) profit relating to the associated undertaking.

(ii)	Adjustment following the adoption of Financial Reporting Standard 19 in 2001.

(iii)	The statement of comprehensive income required under accounting principles generally accepted in the United States is set forth in Note 35 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS

1.	Accounting Policies

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards and include the disclosures required by Financial Reporting Standard 17 (“FRS 17”).

Consolidation

The consolidated financial statements include the financial statements of Smith & Nephew plc (the “Company”) and the financial statements of all the subsidiary and associated undertakings during the year ended December 31, 2002 for the periods which they were members of the Group. In these financial statements, “Group” means the Company and all its subsidiaries. All material intercompany transactions are eliminated.

Entities in which the Group holds an interest on a long-term basis and are controlled by the Group and one other entity under a contractual agreement are joint ventures. Joint ventures are included in the consolidated financial statements under the gross equity method.

Entities in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions are associated undertakings. Associates are included in the consolidated financial statements under the net equity method.

Joint arrangements are those where the Group participates with a third party in an arrangement to carry on the Group’s trade or business. Joint arrangements are included in the consolidated financial statements in proportion to the Group’s interest in their assets, liabilities and cash flows.

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

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges with the hedge transaction recorded at the rate implicit in the contract. Changes in the fair value of these forward contracts are recognized in the profit and loss account on the ultimate sale of the item purchased.

The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge intragroup equity investments; and the differences arising between the translation of profits at average and closing rates of exchange. All other exchange differences are dealt with in arriving at profit before taxation.

Intangible fixed assets

Goodwill, representing the excess of purchase consideration over fair value of net assets acquired prior to December 31, 1997, was set-off against reserves in the year of acquisition. Goodwill acquired since January 1, 1998 is capitalized and amortized on a straight line basis over its estimated useful economic life, up to a presumed maximum of 20 years, except for goodwill arising on the formation of the BSN Medical joint venture and acquisition of the Group’s share of the AbilityOne associated undertaking, which is not amortized but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act 1985 of Great Britain (the “Companies Act”) to amortize goodwill, is adopted in order to show a true and fair view (See Note 17 and Note 18). Goodwill previously written off to reserves is included in the calculation of gains and losses on disposals.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

1.	Accounting Policies—(continued)

The carrying value of goodwill and acquired intangibles is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if significant events or changes in circumstances indicate the carrying value may be impaired.

Purchased patents, know-how, trade marks, licenses and distribution rights are capitalized and amortized over a period not exceeding 20 years.

The carrying values of intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired.

Tangible fixed assets

Tangible fixed assets are stated at cost and, except for freehold land, are depreciated as wasting assets. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual installments over the term of the lease. Plant and equipment are depreciated over lives ranging between three and 20 years by equal annual installments to write down the assets to their estimated disposal value at the end of their working lives.

Leasing commitments

Assets held under finance leases are capitalized as tangible fixed assets and depreciated accordingly. The capital element of future lease payments is included in loans and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Rentals payable under operating leases are charged to the profit and loss account as incurred.

Investments

Trade investments are stated at cost less provision for any permanent diminution in value.

Stocks and work-in-progress

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials are valued at purchase price and all stocks are reduced to net realizable value where lower.

Deferred taxation

Deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax.

No provision is made for deferred tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and joint ventures except to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax assets are recognized only to the extent that the directors consider that it is likely that taxable income will be available against which future reversals of the underlying timing differences can be made.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse. These are based on tax rates and laws substantively enacted at the balance sheet date.

Derivative instruments

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into sterling at the year end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are recognized against interest in the period relating to the hedge.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

1.	Accounting Policies—(continued)

Research and development

Revenue expenditure on research and development is written off as incurred.

Postretirement benefits

The Group’s major pension plans are currently of the defined benefit type. For these plans, costs are charged to operating profit so as to spread the expense of providing future pensions to employees over their working lives with the Group. For defined contribution plans, contributions are charged to operating profit as they become payable. Where the Group provides healthcare benefits after retirement, the expected cost of these is charged to operating profit over the employees’ working lives with the Group.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	Segmental Analysis

	Years ended December 31
	2002	2001	2000
	(£ million)
Group sales by activity
Orthopaedics	470.2	404.6	335.0
Endoscopy	291.8	252.8	216.4
Advanced wound management	321.7	285.6	221.5

Ongoing operations	1,083.7	943.0	772.9
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,083.7	978.3	911.5
Discontinued operations	26.2	103.4	223.2

	1,109.9	1,081.7	1,134.7

Following completion of the Group’s restructuring the Group’s segmental analysis is now based on its three core businesses and comparatives have been restated accordingly.

On April 1, 2001, the Group’s casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture.

Discontinued operations comprise the results of the rehabilitation business and in 2001 the first half year results of the ear, nose and throat business. In 2000, discontinued operations comprise the results of the ear, nose and throat and rehabilitation businesses and six months of trading relating to the consumer business.

	Years ended December 31
	2002	2001	2000
	(£ million)
Group sales by geographic origin
United Kingdom	179.6	162.9	148.9
Continental Europe	250.7	199.6	159.7
United States	702.1	641.3	515.9
Other America	28.6	31.8	25.8
Africa, Asia and Australasia	144.3	133.5	125.3

	1,305.3	1,169.1	975.6
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,305.3	1,204.4	1,114.2
Discontinued operations	26.2	103.4	223.2

	1,331.5	1,307.8	1,337.4
Less intragroup sales	(221.6)	(226.1)	(202.7)

	1,109.9	1,081.7	1,134.7

	Years ended December 31
	2002	2001	2000
	(£ million)
Group sales by geographic market
United Kingdom	87.3	77.5	61.0
Continental Europe	231.4	190.9	150.1
United States	579.4	502.1	395.5
Other America	31.1	32.8	24.0
Africa, Asia and Australasia	154.5	139.7	142.3

	1,083.7	943.0	772.9
Operations contributed to the joint venture	—	35.3	138.6

Continuing operations	1,083.7	978.3	911.5
Discontinued operations	26.2	103.4	223.2

	1,109.9	1,081.7	1,134.7

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	Segmental Analysis—(continued)

	Years ended December 31
	2002	2001	2000
	(£ million)
Operating profit by activity
Orthopaedics	98.2	87.9	69.1
Endoscopy	53.8	46.8	38.2
Advanced wound management	44.0	36.1	33.4
Amortization of goodwill	(17.5)	(10.4)	(6.9)
Exceptional items	(29.9)	(19.3)	(3.8)

Ongoing operations	148.6	141.1	130.0
Operations contributed to the joint venture: operating profit	—	3.6	16.2
Operations contributed to the joint venture: exceptional items	—	(1.8)	(8.6)

Continuing operations	148.6	142.9	137.6
Discontinued operations: operating profit	2.1	11.1	29.0
Discontinued operations: exceptional items	—	—	(3.9)

	150.7	154.0	162.7

Items between operating profit of £150.7 million (2001—£154.0 million, 2000—£162.7 million) and profit before taxation of £177.9 million (2001—£193.6 million, 2000—£265.2 million) comprise share of operating profit of the joint venture £17.0 million (2001—£7.8 million, 2000—nil), share of operating profit of the associated undertaking of £4.9 million (2001—nil, 2000—nil), net profit on disposals of £18.0 million (2001—£49.2 million, 2000—£109.5 million) and net interest expense of £12.7 million (2001—£17.4 million, 2000—£7.0 million) which are not allocated segmentally.

Exceptional costs of £29.9 million have been charged in 2002 (2001—£21.1 million, 2000—£16.3 million) as follows: Ongoing operations £29.9 million (2001—£19.3 million, 2000—£3.8 million) and Operations contributed to the joint venture nil (2001—£1.8 million, 2000—£8.6 million) and Discontinued operations nil (2001—nil, 2000—£3.9 million). Exceptional costs within Ongoing operations are allocated as follows: Orthopaedics £0.8 million (2001—£0.6 million, 2000—£0.3 million), Endoscopy £7.6 million (2001—£0.3 million, 2000—£1.3 million) and Advanced wound management £21.5 million ( 2001—£18.4 million, 2000—£2.2 million).

Amortization of goodwill of £17.5 million (2001—£10.4 million, 2000—£6.9 million) within Ongoing operations arose as follows: Orthopaedics £4.7 million (2001—£4.1 million, 2000—£3.2 million), Endoscopy £7.1 million (2001—£1.0 million, 2000—nil) and Advanced wound management £5.7 million (2001—£5.3 million, 2000—£3.7 million).

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	Segmental Analysis—(continued)

	Years ended December 31
	2002	2001	2000
	(£ million)
Operating profit by geographic origin
United Kingdom	21.7	19.6	24.4
Continental Europe	21.1	18.0	12.5
United States	129.8	113.3	82.2
Other America	(0.7)	0.9	3.3
Africa, Asia and Australasia	24.1	19.0	18.3
Amortization of goodwill	(17.5)	(10.4)	(6.9)
Exceptional items	(29.9)	(19.3)	(3.8)

Ongoing operations	148.6	141.1	130.0
Operations contributed to the joint venture: operating profit	—	3.6	16.2
Operations contributed to the joint venture: exceptional items	—	(1.8)	(8.6)

Continuing operations	148.6	142.9	137.6
Discontinued operations: operating profit	2.1	11.1	29.0
Discontinued operations: exceptional items	—	—	(3.9)

	150.7	154.0	162.7

Ongoing operations exceptional costs of £1.5 million were incurred in the United Kingdom, £2.4 million in Continental Europe, £25.8 million in the United States, £0.1 million in Other America and £0.1 million in Africa, Asia and Australasia in 2002 (2001— £19.3 million: United Kingdom £11.7 million, Continental Europe £5.1 million, United States £1.5 million and Africa, Asia and Australasia £1.0 million, 2000—£3.8 million: United Kingdom £0.4 million, Continental Europe £0.9 million, United States £2.7 million, Other America £0.2 million and Africa, Asia and Australasia gain of £0.4 million). Nil was charged to Operations contributed to the joint venture in 2002 (2001—£1.8 million, 2000—£8.6 million). Nil was charged to discontinued operations in 2002 (2001—nil, 2000—£3.9 million).

Amortization of goodwill of £17.5 million (2001—£10.4 million, 2000—£6.9 million) within Ongoing operations arose as follows: £1.2 million (2001—£0.9 million, 2000—nil) in the United Kingdom, £2.1 million (2001—£2.1 million, 2000—£2.0 million) in Continental Europe, £13.7 million (2001—£6.9 million, 2000—£4.5 million) in the United States and £0.5 million (2001—£0.5 million, 2000—£0.4 million) in Africa, Asia and Australasia.

Operating assets by activity
Orthopaedics	309.8	304.6	254.2
Endoscopy	275.1	130.8	132.6
Advanced wound management	222.6	223.1	163.8

Ongoing operations	807.5	658.5	550.6
Operations contributed to the joint venture	—	—	67.7

Continuing operations	807.5	658.5	618.3
Discontinued operations	—	22.0	47.6

	807.5	680.5	665.9

Operating assets by geographic origin
United Kingdom	153.4	134.6	79.5
Continental Europe	70.6	69.4	65.8
United States	511.5	383.0	350.7
Other America	13.0	15.0	11.0
Africa, Asia and Australasia	59.0	56.5	43.6

Ongoing operations	807.5	658.5	550.6
Operations contributed to the joint venture	—	—	67.7

Continuing operations	807.5	658.5	618.3
Discontinued operations	—	22.0	47.6

	807.5	680.5	665.9

Operating assets comprise fixed assets, stocks and debtors less creditors and provisions other than investment in the joint venture, investment in the associated undertaking, net debt, taxation and dividends.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

2.	Segmental Analysis—(continued)

	Years ended December 31
	2002	2001	2000
	(£ million)
Capital expenditure by activity
Orthopaedics	47.4	42.6	28.6
Endoscopy	17.2	16.2	13.0
Advanced wound management	20.4	12.9	9.4

Ongoing operations	85.0	71.7	51.0
Operations contributed to the joint venture	—	1.0	10.0

Continuing operations	85.0	72.7	61.0
Discontinued operations	0.2	2.0	2.9

	85.2	74.7	63.9

Capital expenditure comprises additions of tangible and intangible fixed assets. In addition, in 2002, £1.3 million of additions to trade investments related to orthopaedics (2001—£2.4 million, 2000—£2.0 million) and nil related to advanced wound management (2001—nil, 2000—£4.0 million); and £2.4 million additions to own shares (2001—£1.2 million, £2000—£2.9 million).

Depreciation by activity
Orthopaedics	35.5	29.8	27.2
Endoscopy	19.8	11.3	11.1
Advanced wound management	18.3	16.0	14.3

Ongoing operations	73.6	57.1	52.6
Operations contributed to the joint venture	—	1.0	4.1

Continuing operations	73.6	58.1	56.7
Discontinued operations	0.6	2.2	5.6

	74.2	60.3	62.3

Amounts comprise depreciation of tangible fixed assets and amortization of intangible fixed assets.

Operating cash flow by activity
Orthopaedics	67.3	43.7	40.6
Endoscopy	40.9	43.7	30.9
Advanced wound management	24.4	16.5	25.1

Ongoing operations	132.6	103.9	96.6
Operations contributed to the joint venture	—	4.1	8.4

Continuing operations	132.6	108.0	105.0
Discontinued operations	(9.4)	11.3	32.3

	123.2	119.3	137.3

Operating cash flow by geographic origin
United Kingdom	5.3	21.3	9.4
Continental Europe	16.8	8.5	13.0
United States	92.7	68.7	58.0
Other America	(1.6)	(1.7)	(1.3)
Africa, Asia and Australasia	19.4	7.1	17.5

Ongoing operations	132.6	103.9	96.6
Operations contributed to the joint venture	—	4.1	8.4
Discontinued operations	(9.4)	11.3	32.3

	123.2	119.3	137.3

Operating cash flow comprises net cash inflow from operations of £209.3 million (2001—£191.9 million, 2000—£204.0 million), less capital expenditure net of fixed asset disposals of £86.1 million (2001—£72.6 million, 2000—£66.7 million).

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

3.	Operating Profit
	Year ended December 31, 2002
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	1,083.7	26.2	1,109.9
Cost of sales	(313.6)	(16.3)	(329.9)

Gross profit	770.1	9.9	780.0
Marketing, selling and distribution	(408.5)	(5.6)	(414.1)
Administration	(125.0)	(2.1)	(127.1)
Research and development	(61.2)	(0.1)	(61.3)
BSN agency and management fees	20.6	—	20.6
Amortization of acquisition goodwill	(17.5)	—	(17.5)
Exceptional items	(29.9)	—	(29.9)

Group operating profit	148.6	2.1	150.7

Results of continuing operations in 2002 have been stated after charging exceptional costs of £29.9 million, which were incurred as follows: cost of sales £2.8 million, marketing, selling and distribution £2.5 million, administration £22.6 million and research and development £2.0 million.

	Year ended December 31, 2001
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	978.3	103.4	1,081.7
Cost of sales	(294.9)	(55.3)	(350.2)

Gross profit	683.4	48.1	731.5
Marketing, selling and distribution	(365.4)	(26.7)	(392.1)
Administration	(114.3)	(8.7)	(123.0)
Research and development	(49.3)	(1.6)	(50.9)
BSN agency and management fees	20.0	—	20.0
Amortization of acquisition goodwill	(10.4)	—	(10.4)
Exceptional items	(21.1)	—	(21.1)

Group operating profit	142.9	11.1	154.0

Results of continuing operations in 2001 have been stated after charging exceptional costs of £21.1 million, which were incurred as follows: cost of sales £9.5 million, marketing, selling and distribution £6.6 million, administration £4.6 million and research and development £0.4 million.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

3.	Operating Profit—(continued)

	Year ended December 31, 2000
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	911.5	223.2	1,134.7
Cost of sales	(312.9)	(130.7)	(443.6)

Gross profit	598.6	92.5	691.1
Marketing, selling and distribution	(307.0)	(48.0)	(355.0)
Administration	(92.2)	(14.1)	(106.3)
Research and development	(44.5)	(1.9)	(46.4)
Other income net of expenses	2.0	0.5	2.5
Amortization of acquisition goodwill	(6.9)	—	(6.9)
Exceptional items	(12.4)	(3.9)	(16.3)

Group operating profit	137.6	25.1	162.7

Results of continuing operations in 2000 were stated after charging exceptional costs of £12.4 million, which were incurred as follows: cost of sales £9.3 million, marketing, selling and distribution £1.2 million, administration £1.9 million. Results of discontinued operations in 2000 were stated after charging exceptional costs of £3.9 million which were incurred as follows: cost of sales £3.9 million.

Operating profit is stated after charging/(crediting) the following items:

	Years ended December 31
	2002	2001	2000
	(£ million)
Amortization of intangibles	5.1	1.8	2.4
Depreciation	51.6	48.1	53.0
Loss/(profit) on sale of fixed assets	2.7	(0.7)	3.2
Operating lease rentals for land and buildings	11.0	8.3	8.8
Operating lease rentals for other assets	9.8	9.7	10.0
Auditors’ remuneration	0.9	0.8	1.0
Advertising costs	15.1	15.6	22.3

Payments made to the Group’s auditors for non-audit services amounted to £1.2 million (2001—£1.5 million, 2000—£1.2 million) in the United Kingdom and £1.9 million (2001—£1.0 million, 2000—£0.9 million) outside the United Kingdom. Of these payments, £1.8 million (2001—£1.7 million, 2000—£1.6 million) related to taxation services and £1.3 million (2001—£0.8 million, 2000—£0.5 million) to statutory and other certifications and services. Of the total payments for non-audit services, £1.2 million (2001—£1.3 million, 2000—£0.9 million) related to capital transactions.

4.	Exceptional items

Operating exceptional items within Ongoing operations of £29.9 million comprise £17.5 million for the write-down of the Group’s trade investment in the common stock of Advanced Tissue Sciences, Inc., £8.4 million for the acquisition integration of ORATEC and Dermagraft and £4.0 million for further rationalization consequent on the contribution of businesses to BSN Medical in 2001. The Group’s share of exceptional items of the joint venture relates to its share of manufacturing rationalization costs.

In 2001, operating exceptional items within Ongoing operations of £19.3 million comprised £2.9 million manufacturing rationalization, £7.5 million rationalization consequent on the contribution of the businesses to BSN Medical and £8.9 million integration in connection with the acquisition of the Advanced Woundcare business from Beiersdorf AG. Operating exceptional items within Operations contributed to the joint venture represented manufacturing rationalization costs of operations subsequently contributed to BSN Medical. The Group’s share of exceptional items of the joint venture related to its share of manufacturing rationalization costs.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

4.	Exceptional items—(continued)

In 2000, operating exceptional items within Ongoing operations of £3.8 million comprised the cost of the manufacturing rationalization program begun in 1999 of £0.4 million and acquisition integration costs of £3.4 million, principally in connection with the Collagenase business acquired in January 2000 and the Orthopaedic Biosystems business acquired in November 2000. Operating exceptional items within Operations contributed to the joint venture represented manufacturing rationalization costs of operations subsequently contributed to BSN Medical. Operating exceptional items within Discontinued operations of £3.9 million comprised the cost of manufacturing rationalization of operations subsequently disposed of in 2002.

5.	Net Profit and Loss on Disposals

A net profit of £17.2 million arose on the disposal in March 2002 of the rehabilitation business for a net cash consideration of £71.3 million and a 21.5% equity interest in AbilityOne Corporation (AbilityOne). The net profit comprises a gain of £47.2 million on net assets realized, less £30.0 million of acquisition goodwill previously written off to reserves. In addition, a net gain of £0.8 million arose on adjustments in respect of previous disposals.

The net profit on disposal in 2001 of £49.2 million related to the sale of the ear, nose and throat business in June 2001 for a net cash consideration of £61.7 million. This profit represented the gain on net assets realized.

The net profit on disposal in 2000 of £109.5 million related to the sale of the consumer healthcare business in June 2000 for cash consideration of £209.8 million. The net profit comprised a gain of £141.3 million on net assets realized, less £31.8 million of acquisition goodwill previously written off to reserves.

6.	Interest

	Years ended December 31
	2002	2001	2000
	(£ million)
Interest income	6.6	2.5	4.4

Interest expense:
On bank borrowings	16.2	17.5	8.7
Other borrowings	0.6	1.5	2.7

	16.8	19.0	11.4
Share of joint venture’s net interest payable	1.6	0.9	—
Share of associated undertaking’s net interest payable	0.9	—	—

	19.3	19.9	11.4

Interest payable on currency swaps amounting to £23.3 million (2001—£22.2 million, 2000—£23.5 million) has been set off against interest receivable.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7.	Employees and Directors

The average number of employees was:

	Years ended December 31
	2002	2001	2000
	(Number)
United Kingdom	1,740	1,810	2,589
Continental Europe	1,279	1,281	1,549
United States	3,090	3,057	2,974
Other America	201	253	413
Africa, Asia and Australasia	1,196	1,525	2,910

	7,506	7,926	10,435

Staff costs amounted to:

	Years ended December 31
	2002	2001	2000
	(£ million)
Wages and salaries	261.1	245.0	249.1
Social security costs	25.1	25.7	25.4
Other pension costs—(Note 28)	14.3	10.4	10.6

	300.5	281.1	285.1

Aggregate emoluments of the directors, including pension entitlements of £106,000 (2001—£81,000, 2000—£98,000), were £1,823,000 (2001—£1,685,000, 2000—£2,107,000). The emoluments of the highest paid director excluding pension entitlement were £856,000 (2001—£770,000, 2000—£684,000). The accrued pension of the highest paid director at the end of the year was £153,000 (2001—£119,000, 2000—£95,000).

8.	Taxation

	Years ended December 31
	2002	2001	2000
	(£ million)
Current taxation:
UK corporation tax at 30% (2001—30%, 2000—30%)	8.9	9.5	28.8
UK adjustments in respect of prior years	(2.3)	(1.5)	(2.6)

	6.6	8.0	26.2
Overseas tax	38.5	51.4	28.1
Overseas adjustments in respect of prior years	(3.0)	3.6	(5.0)

	35.5	55.0	23.1
Share of joint venture’s tax charge	4.5	3.3	—
Share of associated undertaking’s tax charge	1.0	—	—

Total current taxation	47.6	66.3	49.3
Deferred taxation:
Origination and reversal of timing differences	14.6	(0.3)	4.2
Adjustments to estimated amounts arising in prior periods in respect of assets	3.0	(1.2)	4.2
Share of joint venture’s deferred taxation	0.6	(0.8)	—

Total deferred taxation	18.2	(2.3)	8.4

	65.8	64.0	57.7

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

8.	Taxation—(continued)

The tax charge has been reduced by £12.7 million, of which £0.6 million arose in the joint venture, as a consequence of the exceptional costs of the write-off of the Advanced Tissue Sciences, Inc., investment, the rationalization program and acquisition integration costs and increased by £16.9 million as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £61.6 million.

The tax charge was reduced by £6.0 million in 2001, of which £1.4 million arose in the joint venture, as a consequence of the exceptional costs of the rationalization program and acquisition integration costs and increased by £17.7 million as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £52.3 million.

The tax charge was reduced by £3.2 million in 2000 as a consequence of the exceptional costs of the rationalization program and acquisition integration costs and increased by £8.0 million as a result of the exceptional profit on disposal, leaving the tax charge in profits before exceptional items at £52.9 million.

The standard rate of tax for the year is based on the United Kingdom standard rate of corporation tax of 30% (2001—30%, 2000—30%). The total tax charge differs from the standard rate as follows:

	Years ended December 31
	2002	2001	2000
	(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	3.0	(3.9)	(9.1)
Prior year items	(3.0)	1.1	(2.8)
Overseas income taxed at other than UK standard rate	6.9	5.8	3.6
Fixed asset timing differences	(3.3)	0.2	—
Other timing differences	(6.9)	1.0	(3.2)

Effective total current tax rate	26.7	34.2	18.5
Fixed asset timing differences	3.3	(0.2)	—
Other timing differences	6.9	(1.0)	3.2

Total tax rate	36.9	33.0	21.7

Factors that may affect future tax charges

Tax rates on the Group’s overseas profits are generally higher than the UK corporation tax rate so changes in the proportion of profits earned overseas will affect the Group’s effective tax rate over time. Tax rates may also be affected by differences between tax allowances and book depreciation.

No deferred tax is recognized on unremitted earnings of overseas subsidiaries, associates and joint ventures. However, no significant additional tax charges are expected to arise on amounts that are planned to be remitted in the foreseeable future.

9.	Dividends

	Years ended December 31
	2002	2001	2000
	(£ million)
Ordinary interim of 1.8p (2001—1.75p, 2000—1.7p)	16.7	16.1	15.6
Ordinary final of 3.0p (2001—2.9p, 2000—2.8p)	27.9	26.8	25.7

	44.6	42.9	41.3

A special dividend of £415.6 million (37.14p per old ordinary 10p share) was paid on August 11, 2000. Non-equity preference dividends amounting to £15,000 were paid in 2002 (2001—£15,000, 2000—£15,000).

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10.	Results Before Goodwill Amortization and Exceptional Items

In order to provide a trend measure of underlying performance, profit before taxation is adjusted below to exclude goodwill amortization and exceptional items, and earnings per share has been recalculated as set out in Note 11.

	Years ended December 31
	2002	2001	2000
	(£ million)
Profit before taxation	177.9	193.6	265.2

Adjustments:
Continuing operations: goodwill amortization	17.5	10.4	6.9
Continuing operations: exceptional items	29.9	21.1	12.4
Discontinued operations: exceptional items	—	—	3.9
Share of operating profit of the joint venture: exceptional items	2.6	5.0	—
Discontinued operations: net gain on disposals	(18.0)	(49.2)	(109.5)

	32.0	(12.7)	(86.3)

Profit before taxation, goodwill amortization and exceptional items	209.9	180.9	178.9

Taxation on profit before goodwill amortization and exceptional items	61.6	52.3	52.9

Earnings before goodwill amortization and exceptional items	148.3	128.6	126.0

11.	Earnings per Ordinary Share

The calculation of basic earnings per Ordinary Share of 12.11p (2001—14.07p, 2000 - 20.07p) is based on profit on ordinary activities after taxation and preference dividends of £112.1 million (2001—£129.6 million, 2000—£207.5 million) and on  926 million Ordinary Shares, being the weighted average number of shares in issue during the year (2001—921 million,  2000—1,034 million). No adjustment has been made to comparative data in respect of the share consolidation in 2000 as together with the special dividend payment in 2000 the overall effect was that of share repurchase at fair value.

The calculation of diluted earnings per Ordinary Share is based on basic earnings, as defined above, and on 933 million Ordinary Shares (2001—929 million, 2000—1,040 million) calculated as follows:

	Years ended December 31
	2002	2001	2000
	(Shares million, except per Ordinary Share amounts)
Basic weighted average number of shares	926	921	1,034
Weighted average number of shares under option	19	20	22
Number of shares that would have been issued at fair value	(12)	(12)	(16)

Diluted weighted average number of shares	933	929	1,040

Diluted earnings per Ordinary Shares	12.02p	13.95p	19.95p

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

11.	Earnings per Ordinary Share—(continued)

The calculation of adjusted basic earnings per Ordinary Share is as follows:

	Years ended December 31
	2002		2001		2000
	(£ million, except per Ordinary Share amounts)
Basic earnings	112.1		129.6		207.5
Continuing operations: goodwill amortization	17.5		10.4		6.9
Continuing operations: exceptional items	29.9		21.1		12.4
Discontinued operations: exceptional items	—		—		3.9
Share of operating profit of the joint venture: exceptional items	2.6		5.0		—
Discontinued operations: profit on disposals	(18.0)		(49.2)		(109.5)
Exceptional taxation	4.2		11.7		4.8

Adjusted basic earnings	148.3		128.6		126.0

Adjusted basic earnings per Ordinary Share	16.02	p	13.96	p	12.19	p

Adjusted diluted basic earnings per Ordinary Share	15.89	p	13.84	p	12.12	p

12.	Debtors

	December 31
	2002	2001
	(£ million)
Amounts falling due within one year:
Trade and other debtors	222.6	224.4
Amounts owed by joint venture	2.3	7.4
Amounts owed by associated undertaking	0.5	—
Prepayments and accrued income	22.4	20.1
Debit balances on currency swaps	8.5	2.8

	256.3	254.7
Amounts falling due after more than one year:
Deferred taxation—(Note 22)	4.0	3.5
Pension prepayments	5.3	5.6
Other debtors	2.3	2.2
Debit balances on currency swaps	12.8	0.8

	280.7	266.8

Trade and other debtors are stated after deducting provisions for uncollectable or doubtful debts of £7.0 million (2001—£7.3 million).

In previous years, debit balances on currency swaps were reported within cash. The prior year amount has been reclassified. Deferred tax assets of £4.0 million (2001—£3.5 million) represent short-term timing differences and are considered to be recoverable.

Other debtors falling due after more than one year are non-interest bearing and denominated in various currencies. The fair value of these debtors is the same as book value.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

13.	Stocks

	December 31
	2002	2001
	(£ million)
Raw materials and consumables	42.0	47.6
Work-in-progress	12.9	12.2
Finished goods and goods for resale	174.6	172.4

	229.5	232.2

14.	Intangible Fixed Assets

	Goodwill	Other intangibles	Total
	(£ million)
Cost
At January 1, 2001	136.4	43.3	179.7
Exchange adjustment	1.4	1.0	2.4
Additions	—	4.3	4.3
Acquisitions	39.4	3.5	42.9
Disposals	—	(1.4)	(1.4)
Contributed to the joint venture	—	(3.1)	(3.1)
Discontinued operations	—	(2.3)	(2.3)

At December 31, 2001	177.2	45.3	222.5
Exchange adjustment	(27.0)	(4.5)	(31.5)
Additions	—	4.2	4.2
Acquisitions	167.7	9.7	177.4
Disposals	—	—	—
Discontinued operations	—	(2.4)	(2.4)

At December 31, 2002	317.9	52.3	370.2

Amortization
At January 1, 2001	9.1	16.8	25.9
Exchange adjustment	—	0.4	0.4
Charge for the year	10.4	1.8	12.2
Disposals	—	(1.2)	(1.2)
Contributed to the joint venture	—	(2.1)	(2.1)
Discontinued operations	—	(0.5)	(0.5)

At December 31, 2001	19.5	15.2	34.7
Exchange adjustment	(1.6)	(1.7)	(3.3)
Charge for the year	17.5	5.1	22.6
Disposals	—	—	—
Discontinued operations	—	(1.0)	(1.0)

At December 31, 2002	35.4	17.6	53.0

Net book amounts
At December 31, 2002	282.5	34.7	317.2

At December 31, 2001	157.7	30.1	187.8

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

15.	Tangible fixed assets

	Land and buildings		Plant and equipment	In course of construction	Total
	Freehold	Leasehold
	(£ million)
Cost
At January 1, 2001	75.6	11.9	463.3	18.7	569.5
Exchange adjustment	0.7	(0.2)	0.8	0.3	1.6
Acquisitions	—	—	3.1	—	3.1
Additions	0.3	0.3	38.2	31.6	70.4
Disposals	(1.9)	(0.5)	(33.6)	—	(36.0)
Transfers	0.3	0.6	21.3	(19.6)	2.6
Contributed to the joint venture	(8.3)	(0.2)	(37.7)	(6.2)	(52.4)
Discontinued operations	(4.6)	—	(5.4)	(0.2)	(10.2)

At December 31, 2001	62.1	11.9	450.0	24.6	548.6
Exchange adjustment	(3.6)	(0.2)	(20.9)	(2.1)	(26.8)
Acquisitions	—	0.1	4.8	0.4	5.3
Additions	0.1	0.1	38.1	42.7	81.0
Disposals	(1.8)	(0.2)	(21.1)	(0.1)	(23.2)
Transfers	5.3	2.3	27.5	(35.1)	—
Discontinued operations	(1.3)	(4.0)	(15.5)	(0.1)	(20.9)

At December 31, 2002	60.8	10.0	462.9	30.3	564.0

Depreciation
At January 1, 2001	16.9	4.1	297.4	—	318.4
Exchange adjustment	0.2	—	0.3	—	0.5
Charge for the year	1.4	0.6	46.1	—	48.1
Disposals	(0.8)	(0.4)	(31.4)	—	(32.6)
Contributed to the joint venture	(1.6)	—	(24.5)	—	(26.1)
Discontinued operations	(1.4)	—	(3.3)	—	(4.7)

At December 31, 2001	14.7	4.3	284.6	—	303.6
Exchange adjustment	(0.9)	(0.2)	(13.3)	—	(14.4)
Charge for the year	1.3	0.3	50.0	—	51.6
Disposals	(1.7)	(0.2)	(17.5)	—	(19.4)
Transfers	(1.6)	0.5	1.1	—	—
Discontinued operations	(0.2)	(0.8)	(12.2)	—	(13.2)

At December 31, 2002	11.6	3.9	292.7	—	308.2

Net book amounts
At December 31, 2002	49.2	6.1	170.2	30.3	255.8

At December 31, 2001	47.4	7.6	165.4	24.6	245.0

Fixed assets include land with a cost of £4.7 million that is not subject to depreciation (2001—£4.6 million).

The net book value of leases with less than 50 years to run amounted to £6.1 million (2001—£5.3 million). Included in the amounts above are assets held under finance leases with a net book amount of £2.3 million (2001—£2.4 million). There is a property for resale in the Group with a net book value of £1.1 million (2001—£1.3 million).

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

16.	Investments

	Own Shares	Associated undertakings	Trade investments	Total
	(£ million)
At January 1, 2001	2.9	0.8	20.3	24.0
Exchange adjustment	—	—	0.5	0.5
Additions	1.2	—	2.4	3.6
Shares vested	(1.6)	—	—	(1.6)
Contributed to the joint venture	—	(0.8)	—	(0.8)

At December 31, 2001	2.5	—	23.2	25.7
Exchange adjustment	—	—	(1.5)	(1.5)
Additions	2.4	—	1.3	3.7
Impairment	—	—	(18.0)	(18.0)
Shares vested	(1.7)	—	—	(1.7)

At December 31, 2002	3.2	—	5.0	8.2

Trade investments are US dollar denominated. They include an equity investment in Advanced Tissue Sciences, Inc., previously quoted on the Nasdaq exchange in the US against which a provision has been made taking the book value down to its market value of nil (2001—book value £18.6 million and market value £15.3 million) following a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code. There is no material difference between the fair value and the carrying value of the other trade investments.

Own shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employee’s Share Trust (see Note 31).

17.	Investment in joint venture (BSN Medical)

(£ million)
At January 1, 2001	—
Initial investment in joint venture including initial debt assumed	136.7
Retained profit for the fiscal year	4.4
Debt repaid by the joint venture	(24.6)
Exchange adjustment	(2.5)

At December 31, 2001	114.0
Retained profit for the fiscal year	6.4
Debt repaid by the joint venture	(5.7)
Exchange adjustment	0.3

At December 31, 2002	115.0

Group investment in joint venture is represented by:

	December 31
	2002	2001
	(£ million)
Share of gross assets:
Fixed	28.2	27.9
Current	78.0	76.0
Share of gross liabilities:
Due within one year	(52.6)	(57.0)
Due after one year	(8.9)	(8.6)

	44.7	38.3
Goodwill	70.3	70.6
Loans to joint venture	—	5.1

	115.0	114.0

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

17.	Investment in joint venture (BSN Medical)—(continued)

Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the Group. It operates in a mature sector of the medical devices industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortized over 20 years, operating profit would have been lower by £3.2 million (2001—£2.6 million) and investment in joint venture would have been lower by £5.8 million (2001—£2.6 million).

18.	Investment in associated undertaking (AbilityOne)

(£ million)
At January 1, 2002	—
Initial investment in associated undertaking	7.5
Retained profit for the fiscal year	3.0
Exchange adjustment	(2.0)

At December 31, 2002	8.5

Group investment in associated undertaking of £8.5 million (2001—nil) comprises goodwill of £15.4 million less share of net liabilities of £6.9 million.

Goodwill on acquisition of the associated undertaking of £17.5 million comprised the difference between the fair value of the consideration of £5.7 million given, together with transaction costs of £1.8 million, and the book value of net liabilities acquired of £10.0 million.

Goodwill in the associated undertaking is considered to have an indefinite useful economic life and is capable of separate measurement since the associated undertaking operates independently of the Group. It operates in the rehabilitation industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of breadth of the product range, sales force size, physical distribution capabilities, key customer and professional relationships and market reputation. If the goodwill had been amortized over 20 years, operating profit and investment in associated undertaking each would have been lower by £0.6 million.

19.	Borrowings

	December 31
	2002	2001
	(£ million)
Gross borrowings:
Due within one year	151.9	94.0
Due after one year	164.2	161.2

	316.1	255.2
Cash and bank	(22.5)	(26.4)
Debit balances on currency swaps	(21.3)	(3.6)
Credit balances on currency swaps	4.6	18.3

Net borrowings	276.9	243.5

In previous years, debit balances on currency swaps were reported within cash and credit balances within borrowings. The prior year amounts have been reclassified.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

19.	Borrowings—(continued)

Borrowings are analyzed as follows:

	December 31
	2002	2001
	(£ million)
Bank loans and overdrafts	315.1	253.8
Other loans wholly repayable within five years	1.0	1.4

	316.1	255.2

Borrowings are repayable as follows:

	December 31
	2002	2001
	(£ million)
Within one year:
Bank loans and overdrafts	151.5	93.5
Other loans	0.4	0.5

Total within one year	151.9	94.0
After one year:
Bank loans and overdrafts
after one and within two years	57.2	67.0
after two and within three years	86.4	63.2
after three and within four years	—	30.1
after four and within five years	20.0	—

	163.6	160.3
Other loans:
after one and within two years	0.3	0.3
after two and within three years	0.3	0.3
after three and within four years	—	0.3
after four and within five years	—	—

	0.6	0.9
Total after one year	164.2	161.2

	316.1	255.2

In addition to the above borrowings, other financial liabilities are £0.3 million, being 5½% cumulative preference shares without a fixed maturity.

The Board of Directors of the Company has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £493 million and £255 million, respectively. Of the undrawn committed facilities of £199 million, £3 million expire within one year and £196 million after two but within five years (2001—undrawn committed facilities—£99 million of which £2 million expire within one year and £97 million after two but within five years). Borrowings secured on fixed and current assets were £0.9 million (2001—£1.1 million). Cash, debit and credit balances on currency swaps and borrowings are shown at book value which is the same as fair value.

The Group’s policy is to protect shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

19.	Borrowings—(continued)

The Group has currency swaps which are retranslated at year-end exchange rates and have maturities with dates ranging from 2003 to 2006. For the Group, gross sterling equivalents of £579.9 million (2001—£483.0 million) receivable and £563.2 million (2001—£497.7 million) payable have been netted. The net debit balance at £16.7 million (2001—net credit balance of £14.7 million) is included as £21.3 million in debit balances on currency swaps and as £4.6 million credit balances on currency swaps (2001—£3.6 million in debit balances on currency swaps and £18.3 million in credit balances on currency swaps). Balances on currency swaps are floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

Currency swaps mature as follows:

	Amount receivable	Amount payable
	(£ million)	(Currency million)
At December 31, 2002:
Within one year:
US dollars	151.2	US$230.6
Australian dollars	15.2	Aus$42.7
Euros	90.1	€142.9
Japanese yen	13.3	Yen2,571
New Zealand dollars	2.5	NZ$8.0
Canadian dollars	7.1	C$17.5

	279.4
After one year and within two years:
US dollars	179.8	US$273.2
Euros	37.8	€60.0

	217.6
After two years and within three years (US dollars)	53.4	US$83.2
After three years and within four years (US dollars)	29.5	US$46.0

	579.9

At December 31, 2001:
Within one year:
US dollars	228.1	US$356.7
Australian dollars	11.6	Aus$31.7
Euros	75.7	€121.7
Japanese yen	5.6	Yen970.0
South African rand	5.9	R84.0
New Zealand dollars	2.3	NZ$8.0
Canadian dollars	1.5	C$3.5
Swiss francs	0.1	ChF0.2

	330.8
After one year and within two years (US dollars)	52.7	US$78.2
After two years and within three years:
US dollars	56.5	US$83.2
Euros	37.8	€60.0

	94.3
After three years and within four years (US dollars)	5.2	US$8.2

	483.0

The majority of the Group’s financial assets and liabilities, including currency swaps, are at floating interest rates relating to the currencies concerned. The Group uses simple floating to fixed rate contract interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates. 75% of the interest costs and 83% of the interest income are protected through December 31, 2003, with some protection carrying over into 2004.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

20.	Financial instruments

Short-term debtors and creditors are excluded from the following disclosures:

Currency and interest rate profile of interest bearing liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
	(£ million)%						Years
At December 31, 2002:
US Dollar	263.8	393.1	656.9	93.5	563.4	3.7	1
Euro	4.8	132.3	137.1	37.4	99.7	3.7	1
Other	47.5	37.8	85.3	85.3	—	—	—

Total interest bearing liabilities	316.1	563.2	879.3	216.2	663.1

At December 31, 2001:
US Dollar	188.3	361.6	549.9	67.4	482.5	4.6	1
Euro	2.2	111.1	113.3	9.9	103.4	4.0	2
Other	64.7	25.0	89.7	80.8	8.9	1.8	1

Total interest bearing liabilities	255.2	497.7	752.9	158.1	594.8

In addition to the above, the Group has a liability due after one year for deferred acquisition consideration (denominated in Euros) totalling £5.0 million (2001—£6.5 million) on which no interest is paid (see Note 21).

Currency and interest rate profile of interest bearing assets:

						Fixed rate assets
	Cash and bank	Currency swaps	Total assets	Floating rate assets	Fixed rate assets	Weighted average interest rate	Weighted average time for which rate is fixed
	(£ million)%						Years
At December 31 2002:
Sterling	0.9	579.9	580.8	77.8	503.0	5.1	1
Other	21.6	—	21.6	21.6	—	—	—

Total interest bearing assets	22.5	579.9	602.4	99.4	503.0

At December 31, 2001:
Sterling	2.1	483.0	485.1	89.1	396.0	5.5	1
Other	24.3	—	24.3	24.3	—	—	—

Total interest bearing assets	26.4	483.0	509.4	113.4	396.0

The above interest rate analysis includes the effect of interest rate swaps.

Floating rates on both assets and liabilities are typically based on the three month LIBOR interest rate relevant to the currency concerned.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

20.	Financial instruments—(continued)

At December 31, 2002, notional principal balances by currency and related interest rates under interest rate swap agreements were:

	Expected to mature in years ending December 31
	2003	2004	Fair value (i)
	(Currency million, except interest rates)		(£ million)
At December 31, 2002:
Principle (sterling)	£503	£103	6.5
Fixed rate receivable	5.1%	4.8%
Variable rate payable	3.9%	4.2%

Principle (US dollars)	US$907	US$180	(14.2)
Fixed rate payable	3.8%	3.0%
Variable rate receivable	1.4%	2.4%

Principle (euros)	€153	€40	(1.1)
Fixed rate payable	3.4%	4.5%
Variable rate receivable	2.7%	3.0%

(i)	The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2002, discounted at market rates of interest at that date.

At December 31, 2001, notional principal balances by currency and related interest rates under interest rate swap agreements were:

	Expected to mature in years ending December 31
	2002	2003	2004	Fair value (i)
	(Currency million, except interest rates)			(£ million)
At December 31, 2001
Principle (sterling)	£396	£140	£25	4.0
Fixed rate receivable	5.5%	5.5%	5.6%
Variable rate payable	4.4%	4.4%	4.4%

Principle (US dollars)	US$702	US$164	—	(10.2)
Fixed rate payable	4.6%	4.4%	—
Variable rate receivable	2.4%	2.4%	—

Principle (euros)	€169	€98	€40	(0.5)
Fixed rate payable	4.1%	3.6%	4.5%
Variable rate receivable	3.3%	3.3%	3.3%

(i)	The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at December 31, 2001, discounted at market rates of interest at that date.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

20.	Financial instruments—(continued)

Foreign exchange and interest rate exposure

The Group uses forward foreign exchange contracts to hedge amounts payable and anticipated trade cash flows against potential foreign exchange movements. The principal currencies hedged by forward foreign exchange contracts are sterling and US dollars. At December 31, 2002, the Group had contracted to exchange within one year the equivalent of £166 million, of which £91 million related to sterling against various currencies and £108 million related to US dollars against various currencies.

The Group’s operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. Therefore, there are no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the income statement. The Group also hedges forward its interest rate risk for up to two years using interest rate swap contracts.

Fair value of financial assets and liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognized only when the exposure that is being hedged is itself recognized. The following table sets out the book and fair values of the Group’s derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

Derivative financial instruments held to manage interest rate and currency risk:

	December 31, 2002		December 31, 2001
	Book value	Fair value	Book value	Fair value
	(£ million)
Net interest rate swaps	—	(8.8)	—	(6.7)
Net forward contracts	—	(5.8)	—	2.1

Unrecognized gains and losses on hedges	—	(14.6)	—	(4.6)

Net currency swaps	16.7	16.7	(14.7)	(14.7)

The Group’s primary financial instruments are set out in Note 19. The fair value of these instruments is the same as book value.

The following table shows the amount of unrecognized gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year’s or later profit and loss accounts.

	Unrecognized gains	Unrecognized losses	Total net unrecognized gains/(losses)
	(£ million)
Unrecognized gains and losses on hedges at December 31, 2000	3.6	(1.8)	1.8
Less: gains and losses arising in previous years that were recognized in 2001	(2.8)	1.7	(1.1)

Gains and losses arising before December 31, 2000 that were not recognized in 2001	0.8	(0.1)	0.7
Gains and losses arising in 2001 that were not recognized in 2001	8.1	(13.4)	(5.3)

Unrecognized gains and losses on hedges at December 31, 2001	8.9	(13.5)	(4.6)
Less: gains and losses arising in previous years that were recognized in 2002	(8.2)	13.2	5.0

Gains and losses arising before December 31, 2001 that were not recognized in 2002	0.7	(0.3)	0.4
Gains and losses arising in 2002 that were not recognized in 2002	7.9	(22.9)	(15.0)

Unrecognized gains and losses on hedges at December 31, 2002	8.6	(23.2)	(14.6)

Of which:
Gains and losses expected to be recognized in 2003	8.1	(22.1)	(14.0)
Gains and losses expected to be recognized in 2004 or later	0.5	(1.1)	(0.6)

	8.6	(23.2)	(14.6)

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21.	Other Creditors

	December 31
	2002	2001
	(£ million)
Amounts falling due within one year:
Trade creditors	141.4	145.1
Social security costs and other taxes	11.1	11.7
Amounts owed to joint venture	4.2	3.9
Accruals and deferred income	54.0	47.6
Acquisition consideration	10.8	15.2
Current taxation	56.9	67.7
Ordinary share dividends	27.9	26.8
Credit balances on currency swaps	3.3	16.5

	309.6	334.5

In previous years, credit balances on currency swaps were reported within borrowings. The prior year amount has been reclassified.

	December 31
	2002	2001
	(£ million)
Amounts falling due after one year:
Acquisition consideration	5.0	6.5
Credit balances on currency swaps	1.3	1.8

	6.3	8.3

Amounts falling due after more than one year are payable as follows: £2.8 million in 2004, £1.7 million in 2005 and £1.8 million 2006 (2001—£2.4 million in 2003, £2.0 million in 2004, £2.1 million in 2005 and £1.8 million in 2006).

22.	Provisions for Liabilities and Charges

	Deferred taxation	Rationalization and integration	Retirement healthcare	Other	Total
	(£ million)
At January 1, 2001	55.6	26.0	9.3	12.6	103.5
Exchange adjustment	1.5	(0.4)	0.1	—	1.2
Profit and loss account—current year	(0.3)	20.8	0.1	(0.2)	20.4
Profit and loss account re prior years	(1.2)	—	—	—	(1.2)
Movement in deferred tax asset	(0.2)	—	—	—	(0.2)
Contributed to the joint venture	—	(1.6)	—	—	(1.6)
Utilization	—	(23.5)	(0.3)	(3.0)	(26.8)

At December 31, 2001	55.4	21.3	9.2	9.4	95.3
Exchange adjustment	(2.3)	(0.3)	(0.5)	(0.5)	(3.6)
Profit and loss account—current year	14.6	13.4	0.8	2.2	31.0
Profit and loss account re prior years	3.0	—	—	—	3.0
Acquisitions	(15.2)	—	—	3.9	(11.3)
Movement in deferred tax asset	0.5	—	—	—	0.5
Utilization	—	(22.8)	(0.1)	(3.9)	(26.8)

At December 31, 2002	56.0	11.6	9.4	11.1	88.1

At December 31, 2002, rationalization and integration provisions include acquisition integration of £3.9 million (2001—£5.4 million). The deferred taxation and retirement healthcare provisions are long term in nature, as is the timing of their utilization. Rationalization and integration and other provisions are expected to be utilized within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

22.	Provisions for Liabilities and Charges—(continued)

The provision for deferred taxation consists of the following amounts:

	December 31
	2002	2001
	(£ million)
Goodwill timing differences	45.8	48.7
Other fixed asset timing differences	34.8	27.9
Other timing differences	(24.6)	(21.2)

	56.0	55.4

See Note 8 for information on deferred tax assets and liabilities for which no provision has been made.

23.	Share Option Plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on April 3, 2002) is available to all employees in the United Kingdom employed by participating Group companies, subject to three months service. The scheme provides for employees to save up to £250 per month and are given an option to acquire a set number of shares based on the committed amount to be saved. The option price is the higher of the nominal value and not less than 80% of the middle market quotation of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, New Zealand, South Africa, Canada, Dubai, Germany, Sweden, Spain, Portugal, Switzerland, Austria and Norway. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Options are no longer issued under the Smith & Nephew Employee Share Option Scheme (adopted by shareholders on May 14, 1981) and the Smith & Nephew 1991 Overseas Employee Share Option Scheme (adopted by shareholders on May 15, 1990) but options remain to be exercised under these two schemes. Together all of the plans referred to above are termed the “Employee Schemes”.

The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on May 9, 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on May 15, 1990), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan and the Smith & Nephew 2001 US Share Plan (adopted by shareholders on April 4, 2001), termed the “Executive Schemes” are operated at the discretion of the Board of Directors.

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may select full-time employees of the Group for the grant of options to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADS’s. The option price will not be less than the market value of an Ordinary Share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant or the quoted price on the date of grant. For Executive Schemes adopted in 2001, the market value will be the average quoted price for the three business days preceding the date of grant or, for the US Plan, the average quoted price for the three business days preceeding the date of grant or the quoted price on the date of grant. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to performance conditions but become exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2001 UK Unapproved Share Option Plan are open to senior managers outside the United Kingdom and the 1990 International Executive Share Option Scheme and the US Plan are open to senior managers in the US and Canada.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

23.	Share Option Plans—(continued)

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

The movement on outstanding options is as follows:

	Employee Schemes		Executive Schemes
	Number of shares	Range of option prices	Number of shares	Range of option prices
	(Thousand)	(Pence)	(Thousand)	(Pence)
Outstanding at January 1, 2000	7,421	123.2 – 156.0	18,042	93.5 – 195.5
Granted	855	221.2	2,053	265.0 – 270.0
Exercised	(1,868)	123.2 – 156.0	(3,029)	93.5 – 195.5
Lapsed or cancelled	(1,109)	123.2 – 221.2	(503)	93.5 – 195.5

Outstanding at December 31, 2000	5,299	124.0 – 221.2	16,563	133.0 –270.0
Granted	836	289.2	2,846	326.0 –375.0
Exercised	(1,567)	124.0 – 156.0	(3,944)	133.0 –195.5
Lapsed or cancelled	(798)	124.0 – 289.2	—	—

Outstanding at December 31, 2001	3,770	124.0 – 289.2	15,465	133.0 – 375.0
Granted	1,760	296.0 – 372.7	3,266	359.0 – 409.5
Exercised	(1,017)	124.0 – 304.0	(2,841)	143.0 – 327.7
Lapsed or cancelled	(267)	124.0 – 304.0	(317)	133.0 – 409.5

Outstanding at December 31, 2002	4,246	124.0 – 372.7	15,573	143.0 – 409.5

Options exercisable at December 31, 2002	113	140.4 – 146.8	7,548	143.0 – 195.5

Weighted average fair value of options granted:
During 2000		101.7		94.7
During 2001		117.7		105.6
During 2002		109.1		106.2

The weighted average fair values of options granted in 2002, 2001 and 2000 were estimated using the Black-Scholes option pricing model for traded options with the following assumptions: dividend yield of 1.3% (2001—1.1%), expected volatility of 19.6% (2001—19.4%) and risk free interest rates of 4.5% (2001—5.0%) for the Employee Schemes which have expected lives of 3.6 years (2001—5.0 years) and 5.2% (2001—4.9%) for the Executive Schemes which have expected lives of 5.6 years (2001—10.0 years). Because options vest over several years and there are restrictions as to exercise and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

23.	Share Option Plans—(continued)

Movements in the options outstanding under the Employee Schemes and the Executive Schemes and the weighted average option price of these movements are as follows:

	Employee Schemes		Executive Schemes
	Number of shares	Weighted average option price	Number of shares	Weighted average option price
	(Thousand)	(Pence)	(Thousand)	(Pence)
Options outstanding at January 1, 2000	7,421	140.0	18,042	164.1
Granted	855	221.2	2,053	264.8
Exercised	(1,868)	144.9	(3,029)	156.4
Lapsed or cancelled	(1,109)	138.2	(503)	168.2

Options outstanding at December 31, 2000	5,299	151.8	16,563	152.1
Granted	836	289.2	2,846	361.6
Exercised	(1,567)	141.4	(3,944)	165.0
Lapsed or cancelled	(798)	160.8	—	—

Options outstanding at December 31, 2001	3,770	184.7	15,465	214.9
Granted	1,760	300.0	3,266	380.4
Exercised	(1,017)	144.2	(2,841)	161.6
Lapsed or cancelled	(267)	208.1	(317)	197.1

Options outstanding at December 31, 2002	4,246	240.7	15,573	255.9

Options exercisable at December 31, 2002	113	143.9	7,548	168.0

Summarized information about options outstanding under the share option schemes at December 31, 2002 is as follows:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price
	(Thousand)	(Years)	(Pence)	(Thousand)	(Pence)
Employee Schemes:
124.0p to 221.2p	1,763	1.9	162.0	113	143.9
289.2p to 372.7p	2,483	3.7	297.0	—	—

	4,246			113

Executive Schemes:
143.0p to 270.0p	9,572	5.7	189.0	7,548	168.9
326.0p to 409.5p	6,001	6.5	362.0	—	—

	15,573			7,548

As the employee scheme is a UK Inland Revenue approved Save As You Earn scheme, the Company is exempt from accounting for the difference between the share option price and the market value at the grant date.

The Company has a qualifying employee share ownership trust (“QUEST”) to acquire Smith & Nephew plc Ordinary Shares for the transfer to employees exercising options under the Smith & Nephew Employee Share Option Scheme. The trustee of the QUEST is Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of the Company. During the year, the QUEST subscribed for 950,317 shares (2001—837,129 shares) at a cost of £2.3 million (2001—£2.1 million) and transferred a total of 950,317 shares (2001—837,129 shares) to employees on the exercise of options for a consideration of £1.4 million  (2001—£1.2 million). All employees of Group subsidiary companies in the United Kingdom, including Executive Directors of the Company, are potential beneficiaries under the QUEST.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

24.	Cash Flow Statement

Reconciliation of operating profit to net cash flow from operating activities

	Years ended December 31
	2002	2001	2000
	(£ million)
Operating profit	150.7	154.0	162.7
Depreciation and amortization	74.2	60.3	62.3
Loss/(profit) on sale of tangible fixed assets	2.7	(0.7)	3.2
Write-off of Advanced Tissue Sciences, Inc., investment	17.5	—	—
Increase in stocks	(11.5)	(40.0)	(7.1)
(Increase)/decrease in debtors	(21.1)	(17.9)	4.5
(Decrease)/increase in creditors and provisions	(3.2)	36.2	(21.6)

Cash inflow from operating activities	209.3	191.9	204.0

Analysis of net debt

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Net currency swaps	Liquid resources (i)	Total
	(£ million)
At January 1, 2000	23.8	(5.1)	(46.0)	(16.0)	(6.7)	72.3	22.3
Net cash flow	—	(2.4)	(14.5)	(146.1)	9.6	(72.3)	(225.7)
Exchange adjustment	(0.2)	0.3	(1.1)	(3.0)	(28.9)	—	(32.9)

At December 31, 2000	23.6	(7.2)	(61.6)	(165.1)	(26.0)	—	(236.3)
Net cash flow	4.1	3.3	(30.2)	7.4	14.0	—	(1.4)
Exchange adjustment	(1.3)	0.2	1.5	(3.5)	(2.7)	—	(5.8)

At December 31, 2001	26.4	(3.7)	(90.3)	(161.2)	(14.7)	—	(243.5)
Net cash flow	(4.0)	(8.9)	(70.6)	(18.1)	—	—	(101.6)
Exchange adjustment	0.1	0.3	21.3	15.1	31.4	—	68.2

At December 31, 2002	22.5	(12.3)	(139.6)	(164.2)	16.7	—	(276.9)

(i)	Liquid resources comprise cash deposits.

Reconciliation of net cash flow to movement in net (borrowings)/cash

	Years ended December 31
	2002	2001	2000
	(£ million)
Change in cash in the year	(12.9)	7.4	(2.4)
Change in liquid resources	—	—	(72.3)
Change in net currency swaps	—	14.0	9.6
Change in borrowings	(88.7)	(22.8)	(160.6)

Change in net borrowings from net cash flow	(101.6)	(1.4)	(225.7)
Exchange adjustments	68.2	(5.8)	(32.9)

Change in net borrowings in the year	(33.4)	(7.2)	(258.6)
Opening net (borrowings)/cash	(243.5)	(236.3)	22.3

Closing net borrowings	(276.9)	(243.5)	(236.3)

Disposals

The net assets of the rehabilitation business disposed of in 2002 comprised fixed assets £9.1 million, inventories £10.1 million, receivables £13.0 million and payables £9.1 million.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

25.	Currency Translation

The exchange rates used for the translation of currencies into pounds sterling that have the most significant impact on the Group results were:

	Average rates
	2002	2001	2000
US dollar	1.51	1.44	1.51
Euro	1.59	1.61	1.64

	Year end rates
	2002	2001	2000
US dollar	1.61	1.46	1.49
Euro	1.53	1.64	1.59

26.	Financial Commitments

Capital expenditure contracted but not provided for in the financial statements amounted to £4.3 million (2001—£4.5 million).

Following the acquisition of Advanced Tissue Sciences, Inc.’s, 50% share in the Dermagraft joint arrangement, all obligations of the Group to make contingent milestone payments ceased (2001—£3.4 million payable).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., (formerly Westaim Biomedical Corp.), amounts of up to £4.7 million (2001—£7.2 million) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £28.0 million (2001—£30.9 million) contingent on achievement of sales milestones.

At December 31, 2002, the Group was committed to making the following payments during the next year in respect of  operating leases:

	Land and buildings		Other assets
	2002	2001	2002	2001
	(£ million)
Operating leases which expire:
Within one year	1.6	1.8	1.8	1.9
After one and within five years	3.6	1.9	7.2	6.5
After five years	3.6	3.3	—	—

	8.8	7.0	9.0	8.4

There were no material commitments in respect of finance leases.

Total commitments under noncancelable operating leases at December 31, 2002 were as follows:

(£ million)
Within one year	17.8
After one and within two years	14.1
After two and within three years	10.2
After three and within four years	7.6
After four and within five years	6.0
After five years	45.4

101.1

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

27.	Contingent Liabilities

There were no guarantees not provided for at December 31, 2002 (2001—£2.3 million).

The Group is party to legal proceedings, in the normal course of business, which it is considered will not result in any material adverse effect on the Group’s results of operations or financial position.

28.	Postretirement Benefits

The Group sponsors pension plans for its employees in most of the countries in which it has major operating companies. The plans are funded by the payment of contributions to separately administered trust funds or insurance companies. Pension plans are established under the laws of the relevant country, with their assets held in separate trust funds or by insurance companies. In those countries where there is no company-sponsored pension plan, the state benefits are considered adequate. Employees’ retirement benefits are the subject of regular management review.

For many years, the Group’s major pension plans in the United Kingdom and the United States have been of the defined benefit type. However, from 2003 all new employees in the United Kingdom and the United States will be provided with a defined contribution pension plan. Existing employees in the United Kingdom and the United States will be given the opportunity to choose whether to remain in their existing plan or change to the new arrangements. Under the projected unit method, the current service cost as a percentage of pensionable earnings will increase over the long term as the members of the defined benefit plans approach retirement.

The pension cost for the Group’s major defined benefit plans in the United Kingdom and the United States has been determined by independent qualified actuaries, using the projected unit method to give a substantially level percentage cost on the current and expected future pensionable payroll. The deficit of plan assets to plan liabilities is amortized, using the percentage of payroll method, over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plan. The actuarial assumptions used for 2002 are as follows:

	United Kingdom	United States
	(% per annum, except service lives)
Increase in pensionable earnings	4.6	5.0
Increase in pensions	2.6	Nil
Inflation	2.6	3.0
Return on investments	7.0	8.0
Average remaining service lives	10 years	13 years

Pension costs were incurred as follows:

	Years ended December 31
	2002	2001	2000
	(£ million)
Principal plans in the United Kingdom and the United States:
Regular cost	9.8	8.6	7.9
Variations from regular cost(i)	(1.9)	(2.9)	(2.1)
Cost of former employees	—	(1.0)	—
Notional interest on prepayment	(0.1)	(0.2)	(0.3)

	7.8	4.5	5.5
Other plans	6.5	5.9	5.1

	14.3	10.4	10.6

(i)	Variations from regular costs arise from the surplus/deficit in the two principal plans and are amortized using the percentage of payroll method over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plans.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

28.	Postretirement Benefits—(continued)

At the dates of the most recent actuarial valuations (in September 2001 and December 2001), the aggregate market value of the assets of the Group’s main defined benefit plans in the United Kingdom and the United States was £268 million  (2001—£283 million: valuations in September 2000 and January 2001) representing 93% of plan liabilities for accrued benefits, including allowance for projected future increases in salaries, resulting in a net deficit of £19.8 million (2001—104% and a net surplus of £10.0 million). The estimated deficit of these plans at December 31, 2002 was £80 million.

The unamortized balance of the plan deficits was £22.7 million (2001—surplus £8.9 million).

The contributions made in the United Kingdom and the United States in the accounting period were £2.6 million  (2001—£2.2 million) and £5.2 million (2001—£6.5 million), respectively. The contribution rates for 2003 are expected to be 11% of pensionable earnings plus a supplementary payment of £4 million in the United Kingdom and 4% of pensionable earnings plus a supplementary payment of £5 million in the United States.

Included in debtors due after more than one year is a prepayment of £5.3 million (2001—£5.6 million) and included in creditors is an accrual of £6.4 million (2001—£7.3 million) relating to the funding of certain Group pension plans.

The Group charges the United Kingdom pension plan with the costs of administration and independent advisers which the Group incurs. The amount charged in the year was £0.4 million (2001—£0.7 million, 2000—£0.4 million). The amount receivable at December 31, 2002 was £0.1 million (2001—£0.6 million).

The costs of providing healthcare benefits after retirement of £0.8 million (2001—£0.1 million, 2000—£0.7 million) are determined by independent qualified actuaries. The unfunded liability of £9.4 million (2001—£9.2 million) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the United Kingdom and the United States:

	United Kingdom	United States
	(% per annum)
Interest rate	5.6	7.0
Medical cost inflation	6.6	8.0

29.	Postretirement Benefits (FRS 17)

The disclosures below show the effect on the Group’s financial statements had FRS 17 (see Note 34) been adopted and relate to the major defined benefit retirement plans in the United Kingdom and the United States. Other plans are not material.

The principal assumptions used by the independent qualified actuaries in valuing the United Kingdom and United States plans at December 31 for FRS 17 purposes were:

	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(% per annum)
Increase in pensionable earnings	4.3	5.0	4.0	5.0
Increase in pensions	2.3	Nil	2.5	Nil
Inflation	2.3	3.0	2.5	3.0
Discount rate	5.6	7.0	6.0	7.1

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

29.	Postretirement benefits (FRS 17)—(continued)

The assets and liabilities in the plans and the expected rates of return on investments were:

	December 31, 2002
	United Kingdom Plan		United States Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.8	114.3	8.7	34.4
Government bonds	4.5	34.0	5.8	8.0
Corporate bonds	5.6	—	7.0	7.0
Property	6.2	9.6	—	—
Other	5.0	7.0	4.2	1.1

Market value of assets		164.9		50.5
Present value of liabilities		(221.4)		(105.2)

Deficit		(56.5)		(54.7)
Postretirement healthcare		(3.3)		(7.0)

		(59.8)		(61.7)
Related deferred tax asset		17.9		23.4

Net retirement benefit liability		(41.9)		(38.3)

	December 31, 2001
	United Kingdom Plan		United States Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	9.0	149.1	10.0	42.8
Government bonds	4.9	36.0	5.5	8.4
Corporate bonds	6.0	—	7.1	6.8
Property	6.9	9.4	—	—
Other	5.8	6.6	2.5	4.8

Market value of assets		201.1		62.8
Present value of liabilities		(190.2)		(103.8)

Surplus/(deficit)		10.9		(41.0)
Postretirement healthcare		(3.1)		(7.4)

		7.8		(48.4)
Related deferred tax (liability)/asset		(2.3)		18.4

Net retirement benefit asset/(liability)		5.5		(30.0)

The Group’s shareholders’ funds and profit and loss account at December 31, would have been as follows:

	December 31,
	2002		2001
	Shareholders’ Funds	Profit and loss account	Shareholders’ Funds	Profit and loss account
	(£ million)
As reported	517.3	259.7	404.6	155.4
Provided under SSAP 24	7.8	7.8	8.1	8.1
Less: related deferred tax	(3.0)	(3.0)	(3.2)	(3.2)

	522.1	264.5	409.5	160.3
FRS 17 net retirement liability above	(80.2)	(80.2)	(24.5)	(24.5)

As adjusted for FRS 17	441.9	184.3	385.0	135.8

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

29.	Postretirement benefits (FRS 17)—(continued)

The following amounts would have been charged to operating profit in 2002:

	United Kingdom Plan	United States Plan	Total
	(£ million)
Current service cost—employer’s portion	5.9	5.2	11.1
Past service cost	0.1	—	0.1

Total operating charge	6.0	5.2	11.2

The following amounts would have been charged/(credited) to other finance costs in 2002:

	United Kingdom Plan	United States Plan	Total
	(£ million)
Interest cost	11.4	7.1	18.5
Expected return on assets in the plan	(16.2)	(5.3)	(21.5)

Net (credit)/cost	(4.8)	1.8	(3.0)

The net amounts that would have been charged under FRS 17 of £8.2 million compares with the cost under SSAP 24 of  £7.8 million (Note 28).

The following amounts would have been included in the statement of total recognized gains and losses in 2002:

	United Kingdom Plan	United States Plan
Difference between expected and actual return on assets
Amount (£ million)	(47.9)	(13.9)
Percentage of plan assets	29.0%	27.5%

Experience gains and losses arising on the plan liabilities
Amount (£ million)	(2.5)	(1.1)
Percentage of plan liabilities	1.1%	1.0%

Effects of changes in demographic and financial assumptions underlying the present value of the plan liabilities
Amount (£ million)	(18.6)	(1.9)
Actuarial loss recognized in the statement of total recognized gains and losses

Amount (£ million)	(69.0)	(16.9)

Percentage of plan liabilities	31.2%	16.1%

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

29.	Postretirement benefits (FRS 17)—(continued)

The following table reconciles the movement in the plan surplus/(deficit) during 2002:

	United Kingdom Plan	United States Plan
	(£ million)
Surplus/(deficit) in the plan at January 1, 2002	10.9	(41.0)
Movement in the year:
Current service cost—total	(8.6)	(5.2)
Past service cost	(0.1)	—
Other finance income/(cost)	4.8	(1.8)
Actuarial loss	(69.0)	(16.9)
Contributions paid (including by employees)	5.5	5.2
Currency adjustment	—	5.0

Deficit in the plan at December 31, 2002	(56.5)	(54.7)

The cost of providing healthcare benefits after retirement of £0.8 million is determined by independent actuaries and would be charged to operating profit in 2002. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the United Kingdom and the United States and would be as follows:

	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(% per annum)
Interest rate	5.6	7.0	6.0	7.1
Medical cost inflation	6.6	8.0	7.0	9.0

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	Acquisitions and Disposals

Acquisitions in 2002

On March 28, 2002, the Group acquired ORATEC Interventions, Inc., (“ORATEC”), at a net cost of £191.2 million in cash. Under acquisition accounting, its assets are included in the Group’s balance sheet at fair value at the date of acquisition  as follows:

	Net book value	Fair value adjustments	Fair value to Group
	(£ million)
Net assets at date of acquisition:

Fixed assets	6.5	(1.8)	4.7
Intangibles	2.4	—	2.4
Stock	4.5	0.3	4.8
Debtors	6.1	(0.2)	5.9
Creditors due within one year	(4.2)	0.6	(3.6)
Provisions	(3.9)	—	(3.9)
Deferred taxation	—	15.2	15.2

Net assets	11.4	14.1	25.5
Goodwill arising on acquisition			165.7

			191.2

Discharged by:
Cash consideration			222.5
Cash acquired in ORATEC			(39.1)
Costs associated with acquisition			7.8

			191.2

The fair value adjustments reflect the adoption of Group accounting policies and deferred taxation arising due to trading losses in the acquired entity which are available for offset.

In 2001, under UK GAAP ORATEC earned a profit after tax of £0.6 million. For the period January 1, 2002 to March 28, 2002, which was the effective date of acquisition, turnover was £7.9 million and the loss after tax of £0.5 million comprised £0.8 million of operating loss and £0.3 million of interest received. There were no other recognized gains and losses in the three months ended March 28, 2002.

Since acquisition by the Group in 2002, ORATEC contributed £21.6 million to the Group’s turnover, and £3.8 million to profit before goodwill amortization and exceptional items and incurred a net operating cash outflow of £6.1 million, including capital expenditures of £0.7 million.

Under acquisition accounting, the impact on the consolidated balance sheet of other acquisitions, including deferred consideration in respect of prior year’s acquisitions in the year, was:

Net book value
(£ million)
Tangible fixed assets	0.6
Intangible assets	7.3
Current assets	3.7
Current liabilities	(3.8)

7.8
Goodwill	2.0

Consideration	9.8
Associated undertaking formation costs	1.8
Deferred consideration in respect of previous acquisitions paid in the year	5.5

Total consideration	17.1

£2.0 million consideration is accrued and payable in cash in 2003. There was no material difference between the fair value and book value of net assets acquired.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

30.	Acquisitions and Disposals—(continued)

Disposals in 2002

The disposal during the year was the rehabilitation business in March 2002, for which net cash consideration was £71.3 million. The net profit on disposal is the gain of £47.2 million on net assets realized, less £30.0 million of acquisition goodwill previously written off to reserves.

Acquisitions in 2001

The principal acquisitions during the year were the advanced woundcare business acquired in April 2001 and the Acticoat business acquired in May 2001. Under acquisition accounting the impact on the consolidated balance sheet of the acquisitions in the year was:

Net book value
(£ million)
Tangible fixed assets	3.1
Intangible assets	3.5
Current assets	3.3

9.9
Goodwill	39.4

Consideration	49.3
Deferred consideration in respect of previous acquisitions	20.0

Total consideration	69.3

There was no material difference between the fair value and book value of net assets acquired.

Disposals in 2001

The disposal during the year was the ear, nose and throat business in June 2001, for which net cash consideration was £61.7 million. The net profit on disposal is the gain on net assets realized.

Acquisitions in 2000

The principal acquisitions during the year were the collagenase business acquired in January 2000 and the Orthopaedic Biosystems business acquired in November 2000. Under acquisition accounting, the impact on the consolidated balance sheet of the acquisitions in the year was:

Net book value
(£ million)
Tangible fixed assets	0.1
Current assets	1.9
Current liabilities	(1.1)

0.9
Goodwill	89.9

Total consideration	90.8

Of the consideration £39.7 million is deferred consideration (payable in cash) and £51.1 million was cash consideration. There was no material difference between the fair value and book value of net assets acquired.

Disposals in 2000

The disposal during the year was the Consumer healthcare business in June 2000, for which net cash consideration was £209.8 million. The net profit on disposal comprises a gain of £141.3 million on net assets realized, less £31.8 million of acquisition goodwill previously written off to reserves.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

31.	Smith & Nephew Employees’ Share Trust

(£ million)
At January 1, 2001	2.9
Shares acquired	1.2
Shares vested	(1.6)

At December 31, 2001	2.5
Shares acquired	2.4
Shares vested	(1.7)

At December 31, 2002	3.2

The Smith & Nephew Employees’ Share Trust (the “Trust”) was established to hold shares relating to the long-term incentive plan referred to in Item 6—“Directors, Senior Management and Employees”. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The costs of the Trust are charged to the income statement as they accrue. A dividend waiver is in place in respect of those shares held under the long-term incentive plan that are yet to vest. The waiver represents less than 1% of the total dividends paid.

At December 31, 2002, the Trust held 1.5 million (2001—1.1 million) Ordinary Shares at an aggregate cost of £5.2 million, (2001—£3.5 million). 0.9 million shares, at an aggregate cost of £3.2 million, are included within fixed asset investments on the Group balance sheet. The market value of these shares at December 31, 2002 was £3.4 million (2001—£3.3 million). 0.6 million (2001—0.3 million) shares, with an original cost of £2.0 million (2001—£1.0 million), have vested and are held under option for the benefit of directors and employees.

32.	Related party transactions with joint venture and associated undertaking

In the course of normal operations, the Group traded on an arm’s-length basis with its joint venture BSN Medical from  April 1, 2001 and associated undertaking AbilityOne from March 27, 2002. The aggregated transactions which have not been disclosed elsewhere in the financial statements, are summarized below:

	With BSN Medical 2002	With BSN Medical 2001	With AbilityOne 2002
	(£ million)
Sales to the joint venture/associated undertaking	6.9	6.5	0.4
(Loss)/profit made on sales	(0.3)	(0.4)	0.1
Agency fees received	19.0	19.2	—
Management charges received	1.6	0.8	—
Purchases from the joint venture/associated undertaking	13.2	11.2	5.3
Profit made by the joint venture on purchases	0.1	0.5	—
Interest payable to the joint venture	—	(0.7)	—
Interest receivable from the joint venture	0.4	1.7	—

33.	Companies Act 1985

These financial statements do not comprise the Company’s statutory accounts within the meaning of section 240 of the  Companies Act.

Statutory accounts for the fiscal year ended December 31, 2002 on which the auditors have given an unqualified audit report will be delivered to the Registrar of Companies for England and Wales (the “Registrar”) in May 2003.

Statutory accounts for the years ended December 31, 2001 and 2000 on which the auditors gave unqualified audit reports have been delivered to the Registrar.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

34.	New Accounting Standards

United States:

FAS 143—Accounting for Asset Retirement Obligations, issued in August 2001, is effective for accounting periods beginning after June 15, 2002. This requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long lived asset. Management does not believe that this standard will result in an effect on net income on adoption.

FAS 146—Accounting for Costs Associated with Exit or Disposal Activities, issued in August 2001. This requires recognition of a liability for a cost when the liability is incurred. FAS 146 supersedes EITF Issue No 94-3 Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring) which required a liability for an exit cost to be recognized at the date of an entity’s commitment to plan. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The impact on the Group, if any, will depend upon the circumstances existing at that time.

United Kingdom:

FRS 17—Retirement benefits was issued in November 2000. Full implementation has been deferred until January 1, 2005. Some disclosure requirements are effective for periods prior to this deadline. Additional disclosures for the 2002 Annual Report relate to the charges which have been made to the profit and loss account and statement of total recognized gains and losses. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. Had FRS 17 been implemented at December 31, 2002, the Group would have reported a retirement liability, net of related deferred tax, of £80.2 million, which compares with £4.8 million recorded in the balance sheet under the existing rules. The impact of FRS 17 on retained earnings for 2002 would have been to reduce retained earnings by £75.4 million (Note 29).

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States

Summary of differences

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differ in certain respects from United States generally accepted accounting principles (“US GAAP”). Those differences which have a significant effect on the Group’s net income and shareholders’ equity are as follows:

Goodwill and other intangible assets

Prior to 1998, goodwill arising on acquisitions was set off against reserves. On disposal of such businesses, goodwill previously set off against reserves is charged to profit or loss on disposal. Since 1998, goodwill and other intangible fixed assets purchased by way of acquisition have been capitalized and written off over a period not exceeding 20 years. Under US GAAP, goodwill and other intangible fixed assets purchased prior to 2002 would have been capitalized and amortized over their expected useful lives. Commencing 2002, goodwill would not be amortized and would be subject to an annual impairment review, whereas other intangible assets would continue to be capitalized and amortized over their useful lives. The amortization of intangibles for each of the five succeeding years is expected to be £3.8 million per annum.

Goodwill arising on the formation of the joint venture is not amortized but is subject to annual impairment review. Under US GAAP, prior to 2002 this goodwill would be amortized. Commencing 2002, this goodwill would not be amortized.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Joint venture

One of the components of the goodwill in the joint venture is the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture by the Group. Under US GAAP, this gain would be unrealized and would not be recognized.

The results of the joint venture are included within share of operating profit of the joint venture, interest expense and taxation. Under US GAAP, the results would all be reported within results of the joint venture.

Postretirement benefits

Projected benefit liabilities are discounted using long term investment returns and surpluses and deficits are amortized over the employees’ service lives. Under US GAAP, pension liabilities would be discounted using corporate bond rates and surpluses and deficits within 10% limits would not be amortized and would thus have no immediate impact on pension costs. In addition, under US GAAP where the value of plan assets is below the value of the liabilities valued on an accumulated benefit obligation basis, the deficit on this basis would be recognized immediately through other comprehensive income.

Derivative instruments and hedging activities

All derivative instruments (including those imbedded in other contracts) are recognized as either assets or liabilities in the consolidated balance sheet at their fair values. US GAAP prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and qualifies as part of a hedge transaction and, if so, the type of hedge transaction.

Forward foreign exchange contracts

Forward foreign exchange contracts in respect of anticipated future transactions are treated as hedges and gains and losses on valuing such contracts at the forward rates at the balance sheet date are not recognized in profit for the year. Under US GAAP, the gains and losses at the balance sheet date would be included in net income and on maturity of the contract the gain/loss not recognized to date would be recognized in net income.

Interest rate swaps

Interest rate swaps are used to fix interest rates on the Group’s major exposures and are treated as hedges. Gains and losses on valuing such contracts at market rates at the balance sheet date are not recognized in income for the year. Due to the additional documentational requirements of US GAAP, the Group would no longer be able to treat these swaps as hedges for US GAAP reporting so gains and losses at the balance sheet date would be included in net income. Such gains and losses would be accounted for as adjustments in net income in 2001 and 2002 following implementation of FAS 133—Accounting for Derivative Instruments and Hedging Activities.

Currency rate swaps

Currency swaps are used to hedge intra group equity investments. Realized and unrealized gains/losses are not recognized in profit for the year. Receivables and payables on currency swaps are included within debtors and creditors respectively. Under US GAAP, these would be separately classified into current asset derivatives and current liabilities derivatives.

Trade investments

Trade investments are stated in the balance sheet at cost less provision for any permanent diminution in value and any movements are taken to the profit and loss account for the year. Under US GAAP, trade investments would be stated at market value and all movements would be taken to shareholders’ equity via comprehensive income for the year.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Investment in own shares

Investment in the Company’s shares held by the Smith & Nephew Employees’ Share Trust are shown in the consolidated balance sheet as fixed asset investments. Under US GAAP, these shares would be treated as treasury stock and deducted from shareholders’ equity.

Dividends

Dividends are provided for in the financial statements for the period to which they relate and, in the case of proposed final dividends, on the basis of proposals by the Directors. Under US GAAP, dividends would be provided for in the financial statements for the period in which they are declared.

Taxation

Deferred taxation is recognized on most timing differences. This is generally consistent with US GAAP, except that deferred taxation is provided on goodwill acquired prior to 1998, which has been set off against reserves and on which taxation benefits have been received. Under US GAAP, as goodwill acquired prior to 1998 would not have been set off against reserves, the deferred taxation provided under UK GAAP would not be required. Furthermore, under US GAAP, a deferred tax liability would be provided on intangible assets acquired subject to book amortization where no tax relief is available.

Acquired in-process research and development

Acquired in-process research and development is not separately identified and therefore forms part of the goodwill arising on acquisition. Under US GAAP, acquired in-process research and development would be identified separately from goodwill and charged to net income on the date of acquisition.

Leases

The criteria for capitalizing leases under UK GAAP differ from those under US GAAP. As a result, certain leases which are classified as operating leases under UK GAAP would have been capitalized under US GAAP.

Discontinued activities

Under UK GAAP, the sales and operating profits of businesses that have been sold by the Group have been reported as arising from discontinued operations. The disposal of the rehabilitation business in 2002 would not have qualified to be so treated under US GAAP as an equity stake was retained.

Under UK GAAP, the results of operations arising from discontinued operations are presented in the profit and loss account under the relevant captions and the profit/(loss) on their disposal is reported as a separate line item after operating income and before interest. Under US GAAP, the results of operations form discontinued operations and the profit/(loss) on their disposal are reported as separate line items immediately before net income.

Associated undertaking

The results of the associated undertaking are included within share of operating profit of the associated undertaking, interest expense and taxation. Under US GAAP, the results would all be reported within results of the associated undertaking.

Staff Costs

Prior to 2002, the Group accounted for stock based compensation under the intrinsic value accounting provisions set out in APB 25—Accounting for Stock Issued to Employees and related interpretations.

For the purposes of the reconciliations below, the Group has adopted the fair value recognition provisions of FAS 123—Accounting for Stock Based Compensation, with effect from January 1, 2002. All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees after January 1, 1995. The adoption of FAS 123 has resulted in a reduction in income from continuing operations and net income under US GAAP of £3.4 million (2001—£1.6 million, 2000—nil). Basic income from continuing operations and net income per share under US GAAP reduced by 0.37p (2001—0.17p, 2000—nil).

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Effect of differences and additional information

The effect of the adjustments to net income and to shareholders’ equity that would be required if US GAAP were to be applied instead of UK GAAP is summarized as follows:

Net income

	Years ended December 31,
	2002		2001 Restated		2000 Restated
	(£ million, except per Ordinary Share and ADS amounts and Ordinary Shares)
Profit for the financial year as reported in the consolidated profit and loss account	112.1		129.6		207.5
Adjustments:
Amortization of goodwill	17.5		(10.5)		(12.2)
Amortization of other intangible assets	(9.0)		(3.9)		(3.2)
Amortization of goodwill on joint venture	—		(1.2)		—
Gain on disposal of businesses: goodwill and other intangible assets previously written off	15.2		—		11.4
Pension expense	(3.7)		(1.7)		(3.1)
Staff costs	(3.4)		(1.6)		—
Unrecognized forward foreign exchange (losses)/gains	(7.9)		1.4		(1.0)
Unrecognized losses on interest rate swaps	(1.4)		(7.4)		—
Acquired in-process research and development	(4.2)		—		—
Other adjustments	(0.3)		—		(1.8)
Deferred taxation	13.5		2.2		4.6

Net income as adjusted to accord with US GAAP	128.4		106.9		202.2

Comprising:
Income from continuing operations	128.4		74.9		85.3
Income from discontinued operations	—		0.5		18.6
Gain from disposal of discontinued operations	—		31.5		98.3

	128.4		106.9		202.2

Basic earnings as so adjusted—Per Ordinary Share:
Continuing operations	13.87	p	8.13	p	8.25	p
Discontinued operations	—		3.47	p	11.31	p

Total	13.87	p	11.60	p	19.56	p

Diluted earnings as so adjusted—Per Ordinary Share:
Continuing operations	13.75	p	8.05	p	8.19	p
Discontinued operations	—		3.44	p	11.23	p

Total	13.75	p	11.49	p	19.42	p

Basic earnings as so adjusted—Per ADS:
Continuing operations	138.7	p	81.3	p	82.5	p
Discontinued operations	—		34.7	p	113.1	p

Total	138.7	p	116.0	p	195.6	p

Diluted earnings as so adjusted—Per ADS:
Continuing operations	137.5	p	80.5	p	81.9	p
Discontinued operations	—		34.4	p	112.3	p

Total	137.5	p	114.9	p	194.2	p

Weighted average number of Ordinary Shares in issue (million):
Basic	926		921		1,034
Diluted	934		930		1,041

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Comprehensive income

The consolidated statement of comprehensive income under US GAAP is as follows:

	Years ended December 31,
	2002	2001 Restated	2000 Restated
	(£ million)
Net income as adjusted to accord with US GAAP	128.4	106.9	202.2
Other comprehensive income:
Pension costs	(69.4)	—	—
Tax on pension costs	22.3	—	—
Other comprehensive income (net of related tax of nil):
Cumulative effect on prior year on adoption of FAS 133	—	(0.7)	—
Derivative financial instruments	—	0.7	—
Revaluation of investments	3.2	4.3	(1.5)
Translation adjustment arising on consolidation	(3.5)	(5.1)	(5.1)

Comprehensive income	81.0	106.1	195.6

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Pension Costs	Derivative Financial Instruments	Revaluation of Investments	Currency Translation Differences	Total
	(£ million)
At January 1, 2000	—	—	(6.0)	(33.3)	(39.3)
Movement in the year	—	—	(1.5)	(5.1)	(6.6)

At December 31, 2000	—	—	(7.5)	(38.4)	(45.9)
Effect on adoption of FAS 133	—	(0.7)	—	—	(0.7)
Movement in the year	—	0.7	4.3	(5.1)	(0.1)

At December 31, 2001	—	—	(3.2)	(43.5)	(46.7)
Movement in the year	(47.1)	—	3.2	(3.5)	(47.4)

At December 31, 2002	(47.1)	—	—	(47.0)	(94.1)

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Shareholders’ funds

	December 31,
	2002	2001
	(£ million)
Shareholders’ funds as reported in the consolidated balance sheet	517.3	404.6
Adjustments:
Goodwill
Cost	(0.3)	209.8
Amortization	35.4	(120.5)

	35.1	89.3
Other intangible fixed assets
Cost	220.7	136.1
Amortization	(105.3)	(110.0)

	115.4	26.1
Investment in joint venture
Cost	(38.1)	(38.2)
Amortization	(1.2)	(1.2)

	(39.3)	(39.4)
Fixed assets—capital lease
Cost	11.5	—
Depreciation	(0.5)	—

	11.0	—
Fixed asset investments: own shares	(3.2)	(2.5)
Investments: revaluation of investments	—	(3.2)
Debtors: debit balances on currency swaps	(21.3)	(3.6)
Debtors: pension assets	(4.1)	(2.4)
Current asset derivatives	29.9	11.7

	1.3	—
Trade and other payables
Holiday pay	(2.2)	(1.8)
Proposed final dividend	27.9	26.8
Pension costs	(79.7)	(8.8)
Credit balances on currency swaps	4.6	18.3
Borrowings due within one year: capital lease payments	(0.2)	—
Current liabilities derivatives	(27.8)	(31.7)

	(77.4)	2.8
Borrowings due after one year: capital lease payments	(10.7)	—
Deferred taxation	26.8	49.8

Shareholders’ equity as adjusted to accord with US GAAP	579.5	533.2

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Reconciliation of changes in shareholders’ equity under US GAAP

	Years ended December 31,
	2002	2001 Restated	2000 Restated
	(£ million)
Profit for the financial year under US GAAP	128.4	106.9	202.2
Dividends paid	(43.5)	(41.8)	(475.9)
Currency translation	(3.5)	(5.1)	(5.1)
Issue of shares	6.1	9.0	7.7
Stock based compensation	3.4	1.6	—
Investment in own shares (purchased)/vested	(0.7)	0.4	(2.9)
Revaluation of investments	3.2	4.3	(1.5)
Pension costs	(47.1)	—	—

Net addition to/(reduction in) shareholders’ equity	46.3	75.3	(275.5)
Opening shareholders’ equity	533.2	457.9	733.4

Closing shareholders’ equity	579.5	533.2	457.9

Consolidated statement of cash flows

The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments. Under UK GAAP, cash flows are presented separately for operating activities, dividends from joint ventures, returns on investments and servicing of finance, taxation, investing activities and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP.

The categories of cash flow activity under US GAAP are summarized as follows:

	Years ended December 31,
	2002	2001	2000
	(£ million)
Cash flows from operating activities	150.7	99.2	150.5
Cash flows from investing activities	(214.9)	(67.6)	92.0
Cash flows from financing activities	60.2	(27.5)	(314.8)

(Decrease)/increase in cash and cash equivalents	(4.0)	4.1	(72.3)
Exchange adjustments	0.1	(1.3)	(0.2)
Cash and cash equivalents at beginning of year	26.4	23.6	96.1

Cash and cash equivalents at end of year	22.5	26.4	23.6

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Additional information required by US GAAP in respect of earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations under US GAAP:

	Years ended December 31,
	2002		2001		2000
	(£ million)
Numerator:
Net income in accordance with US GAAP	128.4		106.9		202.2

Numerator for diluted earnings per Ordinary Share	128.4		106.9		202.2

	Years ended December 31,
	2002		2001		2000
	(Shares million)
Denominator:
Denominator for basic earnings per Ordinary Share	926		921		1,034
Effect of dilutive securities:
Share option schemes	8		9		7

Denominator for diluted earnings per Ordinary Share	934		930		1,041

Basic earnings per Ordinary Share from continuing operations	13.87	p	8.13	p	8.25	p

Basic earnings per Ordinary Share from discontinued operations	—		3.47	p	11.31	p

Diluted earnings per Ordinary Share from continuing operations	13.75	p	8.05	p	8.19	p

Diluted earnings per Ordinary Share from discontinued operations	—		3.44	p	11.23	p

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation (liability)/asset required by US GAAP is summarized as follows:

	December 31,
	2002	2001
	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	(29.3)	(28.0)
Other temporary differences	(45.8)	(4.4)

	(75.1)	(32.4)
Deferred taxation assets:
Taxation effect of losses carried forward	18.4	11.1
Other temporary differences	31.5	19.2

	49.9	30.3
	(25.2)	(2.1)

Of which:
Current	18.0	0.8
Noncurrent	(43.2)	(2.9)

	(25.2)	(2.1)

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

Additional information required by US GAAP in respect of the Group’s two principal pension plans

The two principal pension plans are those in the United Kingdom and the United States. The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	Years ended December 31,
	2002	2001	2000
	(£ million)
Service cost	10.9	9.6	11.2
Interest cost	19.1	18.1	17.9
Actual return on plan assets	(21.2)	(21.9)	(22.9)
Amortization of transition obligation	—	(0.1)	(0.1)
Amortization of prior service cost	2.3	2.6	3.2
Amortization of net actuarial loss/(gain)	0.6	(0.8)	(0.8)
Curtailment gain	—	(1.0)	—

Net periodic pension cost	11.7	6.5	8.5

The major assumptions used in computing the pension cost under US GAAP for the two principal plans are:

	Years ended December 31,
	2002	2001	2000
	(Percent)
United Kingdom:
Expected long-term rate of return on plan assets	6.9	8.1	8.0
Discount rate for costs/gains	5.6	6.0	6.0
Discount rate for year end benefit obligations	5.6	6.0	6.0
Expected long-term rate of earnings increases	4.3	4.0	4.0
United States:
Expected long-term rate of return on plan assets	8.8	9.3	9.3
Discount rate for costs/gains	7.0	8.0	8.0
Discount rate for year end benefit obligations	7.0	7.0	8.0
Expected long-term rate of earnings increases	5.0	5.0	5.0

The following table sets forth the funded status and amounts that would be recognized under US GAAP in the balance sheet at December 31, 2002 and 2001 for the Group’s two principal plans:

	December 31,
	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(£ million)
Fair value of plan assets	164.1	50.5	200.1	74.1
Projected benefit obligation	(231.7)	(105.2)	(202.1)	(105.6)

Projected benefit obligation in excess of plan assets	(67.6)	(54.7)	(2.0)	(31.5)
Unrecognized prior service cost	1.4	0.3	3.6	0.4
Unrecognized net gain	65.6	42.0	1.0	17.9

	(0.6)	(12.4)	2.6	(13.2)
Deficit on accumulated benefit obligation basis	(52.0)	(17.9)	—	—

(Accrued)/prepaid pension cost	(52.6)	(30.3)	2.6	(13.2)

In the UK plan, the assets principally comprise UK and other listed equities, bank deposits and UK Government index-linked stocks. In the US plan, the assets principally comprise US equities, other listed equities and fixed income securities.

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

A reconciliation of the projected benefit obligation and the fair value of plan assets is shown in the following tables:

	Years ended December 31,
	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(£ million)
Projected benefit obligation at beginning of year	202.1	105.6	194.9	78.8
Service cost	6.1	4.8	6.3	3.8
Interest cost	12.1	7.0	12.7	6.4
Plan participant contributions	2.7	—	2.6	—
Change in discount rate assumptions	—	—	0.4	16.5
Curtailment	—	—	—	(1.1)
Actuarial loss/(gain)	18.7	2.3	(2.8)	2.4
Benefits and expenses paid	(10.0)	(3.8)	(12.0)	(3.0)
Exchange adjustment	—	(10.7)	—	1.8

Projected benefit obligation at end of year	231.7	105.2	202.1	105.6

Fair value of plan assets at beginning of year	200.1	74.1	208.5	63.9
Actual return on assets	(31.5)	(18.9)	(1.7)	5.4
Company contributions	2.8	5.2	2.7	6.2
Plan participant contributions	2.7	—	2.6	—
Benefits paid	(10.0)	(3.8)	(12.0)	(3.0)
Exchange adjustment	—	(6.1)	—	1.6

Fair value of plan assets at end of year	164.1	50.5	200.1	74.1

Additional information required by US GAAP in respect of the Group’s healthcare benefits after retirement in the United Kingdom and the United States

The movement in the accumulated benefit obligation under the Group’s postretirement healthcare schemes is as follows:

	Years ended December 31,
	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(£ million)
At beginning of year	3.2	6.2	3.3	6.0
Service cost	0.1	0.1	0.1	0.1
Interest cost	0.2	0.5	0.2	0.5
Change in assumptions	—	1.0	—	—
Curtailment	—	—	(0.1)	—
Actuarial loss/(gain)	0.1	0.4	(0.1)	0.1
Benefits paid	(0.2)	(0.6)	(0.2)	(0.6)
Exchange adjustment	—	(0.6)	—	0.1

At end of year	3.4	7.0	3.2	6.2

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

35.	Differences Between Accounting Principles Generally Accepted in the United Kingdom and United States—(continued)

	Years ended December 31,
	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(£ million)
Accumulated benefit obligation	3.4	7.0	3.2	6.2
Unrecognized net loss/(gain)	0.2	(1.7)	0.4	(0.8)
Prior service loss/(gain)	—	0.1	—	(0.1)

Accrued healthcare cost	3.6	5.4	3.6	5.3

The effect of a one percentage point change in the rate of medical cost inflation would increase/(decrease) the accumulated postretirement benefit obligation as follows:

	December 31,
	2002		2001
	United Kingdom	United States	United Kingdom	United States
	(£ million)
1% increase	0.1	0.6	0.1	0.5
1% decrease	(0.1)	(1.0)	(0.1)	(0.5)

Additional information required US GAAP relating to leases

Future lease payments under US GAAP at December 31, 2002 are as follows:

	Operating Leases		Capital Leases
	Land and Buildings	Other Assets	Land and Buildings	Other Assets
	(£ million)
Within one year	7.8	9.0	1.1	0.2
After one and within two years	6.9	6.2	1.1	0.1
After two and within three years	6.2	3.0	1.1	—
After three and within four years	5.8	0.8	1.0	—
After four and within five years	4.9	—	1.1	—
After five years	30.7	—	14.7	—

	62.3	19.0	20.1	0.3

Less: imputed interest			(8.8)	—

Present value of future lease payments			11.3	0.3

SMITH & NEPHEW plc

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

36.	Subsequent Events

The Board of Directors intends for the Company to become a subsidiary company of Smith & Nephew Group plc under a Scheme of Arrangement (the “Scheme”) to be put for sanctioning before the High Court of England and Wales. Smith & Nephew Group plc also intends to acquire, by means of public tender offers, Centerpulse AG and InCentive AG, two Swiss companies registered on the Swiss Stock Exchange.

In order to acquire Centerpulse AG and InCentive AG, Smith & Nephew plc and Smith & Nephew Group plc entered into several agreements on March 20, 2003 as follows:

a)	The Company and Smith & Nephew Group plc entered into a Tender Agreement with Rene Braginsky, Hans Kaiser, Zurich Versicherungs-Gesellschaft and III Institutional Investors International Corp which regulates certain aspects of the public tender offer to shareholders of InCentive AG;

b)	The Company and Smith & Nephew Group plc entered into a Transaction Agreement with InCentive AG which regulates certain aspects of the public tender offer to shareholders of InCentive AG; and

c)	the Company and Smith & Nephew Group plc entered into a Combination Agreement with Centerpulse AG relating to the combination of Smith & Nephew Group plc or Smith & Nephew plc with Centerpulse AG.

Successful completion of the offers for Centerpulse and InCentive is expected to result in the issuance of approximately 298 million new Smith & Nephew Group shares and the payment of approximately a net £400 million (CHF 870 million) in cash, after taking account of InCentive’s expected cash balances. Shareholders of Centerpulse and InCentive will own approximately 24% of the outstanding shares of Smith & Nephew Group. Shares of Smith & Nephew Group are expected to be traded on the London Stock Exchange and ADSs representing Smith & Nephew Group shares are expected to be traded on the New York Stock Exchange. Smith & Nephew Group will also seek a secondary listing of its shares on the SWX Swiss Stock Exchange.

The public tender offers for Centerpulse AG and InCentive AG which these agreements regulate are both conditional upon the Scheme being sanctioned by the Court, the shares of Smith & Nephew Group plc being listed on the London Stock Exchange and on regulatory clearances. The transactions are expected to be completed in July 2003.

In addition, the Company and Smith & Nephew Group plc entered into a Credit Agreement with Lloyds TSB Capital Markets and The Royal Bank of Scotland plc as arrangers, the financial institutions listed therein as original lenders and The Royal Bank of Scotland plc as facility agent, pursuant to which the original lenders have agreed to make available multi-currency term loan facilities in an aggregate principal amount of US$2.1 billion to finance the acquisition of Centerpulse AG and InCentive AG, refinance the existing debt of Smith & Nephew plc, Centerpulse AG and their respective subsidiaries and general corporate purposes. The conditions precedent to drawdown of these facilities includes a condition that the Scheme has been sanctioned by the Court.

SCHEDULE II

SMITH & NEPHEW plc AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Deductions(i)	Balance at end of year
	(£ million)
Year ended December 31, 2002
Provisions for bad and doubtful debts	7.3	0.5	(0.4)	(0.4)	7.0
Year ended December 31, 2001
Provisions for bad and doubtful debts	7.0	1.9	—	(1.6)	7.3
Year ended December 31, 2000
Provisions for bad and doubtful debts	3.9	3.5	0.1	(0.5)	7.0

(i)	Represents the excess of amounts written off over recoveries.

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith
1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000

	(b)	Articles of Association	Form 20-F for the year ended December 31, 2001

2	(a)	Agreement dated March 20, 2003 among Meadowclean Limited (to be renamed Smith & Nephew Group plc), Smith & Nephew plc, Lloyds TSB Capital Markets and The Royal Bank of Scotland as arrangers.		X

	(b)	Copies of instruments defining the rights of holders of long-term debt not required to be filed herewith or incorporated herein by reference will be furnished to the Commission upon request.

4	(a) (i)	Material contract: Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Inc., Orchid Merger Corp. and ORATEC Interventions, Inc.	Exhibit 2.2 to the Form 8-K of ORATEC Interventions, Inc. filed with Securities and Exchange Commission on February 19, 2002 (File No. 000-26745)

	(ii)	Material contract: Agreement dated March 20, 2003 among Smith & Nephew plc, Meadowclean Limited and Centerpulse Ltd.		X

	(iii)	Material contract: Transaction Agreement dated March 20, 2003 among InCentive Capital AG, Smith & Nephew plc and Meadowclean Limited.		X

	(iv)	Material contract: Amendment Agreement No. 1 dated March 25, 2003 among InCentive Capital AG, Smith & Nephew plc and Meadowclean Limited.		X

4	(c) (i)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802

	(ii)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814

	(iii)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000

	(iv)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2001

	(v)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2001

	(vi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694

	(vii)	The Smith & Nephew Sharesave Plan (2002)		X

	(viii)	The Smith & Nephew International Sharesave Plan (2002)		X

	(ix)	The Smith & Nephew Italian Sharesave Plan (2002)		X

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (x)	The Smith & Nephew Dutch Sharesave Plan (2002)		X

	(xi)	The Smith & Nephew Belgian Sharesave Plan (2002)		X

	(xii)	The Smith & Nephew French Sharesave Plan (2002)		X

8		Principal Subsidiaries		X

12	(a)	Certificate Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the Chief Executive of Smith & Nephew plc		X

	(b)	Certificate Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the Finance Director of Smith & Nephew plc		X