Form 20-F
period 2003-02-16
SMITH & NEPHEW PLC
filed 2004-03-26
CIK 845982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

933,525,906                Ordinary Shares of 12 2/9p each

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

Item 17 ☐ Item 18 ☒

Dear Shareholder

As a consequence of the Company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) we are required to prepare and file a Form 20-F with the US Securities and Exchange Commission. This year, in order to provide the same information to both UK and US shareholders we have decided to combine the Annual Report and Accounts and the Company’s Form 20-F filing as a single document. For non-US shareholders who have previously elected to receive the full Annual Report and Accounts, the combined Annual Report and Form 20-F contains considerably more information than that previously sent to you, and you may not wish to receive such a large document in the future. If so, please complete the enclosed form of request to elect to receive the Company’s Summary Financial Statement in future, which is sent to the vast majority of shareholders each year. Shareholders electing to receive the Summary Financial Statement may subsequently choose to receive the full combined Annual Report and Form 20-F. US shareholders will continue to receive the combined Annual Report and Form 20-F.

Yours sincerely,

Dudley Eustace

Chairman

16 March 2004

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

INTRODUCTION

Smith & Nephew Group is an international medical devices business engaged in orthopaedics, endoscopy and advanced wound management having annual sales of £1.2 billion. Smith & Nephew plc is the parent company of the Smith & Nephew Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority and traded on the London Stock Exchange and the New York Stock Exchange.

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2003. It comprises in a single document the Annual Report and Accounts of the company in accordance with United Kingdom requirements and the Annual Report on Form 20-F in accordance with the regulations of the Securities and Exchange Commission in the United States.

A summary report on the year, the Summary Financial Statement 2003, intended for the investor not requiring the full detail of the Annual Report, is produced as a separate document. The Summary Financial Statement includes a summary review of operations, a summary remuneration report and summary financial statements.

Over 90% of shareholders have chosen to receive only the Summary Financial Statement. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on Smith & Nephew’s corporate website at www.smith-nephew.com.

The Group’s fiscal year ends on 31 December of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew of 12 2/9p each.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 142. The product names referred to in this document are identified by the use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONTENTS

Report of the Directors	2-58
Financial summary	2
Description of the Group	4
Operating and financial review, liquidity and prospects	23
Corporate governance	43
Remuneration report	51

Accounts	59-121

Investor information	122-139

Cross reference to Form 20-F	140
Glossary of terms	142

This Annual Report including the Report of the Directors was approved by the Board of Directors on 16 March 2004.

FINANCIAL SUMMARY

Financial Highlights

	2003 £ million	2002 £ million
Group turnover	1,178.9	1,109.9
Profit before taxation:
Before goodwill amortisation and exceptional items	242.2	209.9
After goodwill amortisation and exceptional items	230.1	177.9
Adjusted basic earnings per Ordinary Share (“EPSA”)	18.49p	16.02p
Basic earnings per Ordinary Share	15.92p	12.11p
Dividends per Ordinary Share	4.95p	4.80p

2003 Dividends

The recommended final dividend of 3.10p per share together with the interim dividend of 1.85p makes a total for 2003 of 4.95p. Approval by shareholders of the 2003 final dividend will be sought at the Annual General Meeting to be held on 6 May 2004. If approved, the final dividend will be paid on 14 May 2004 to shareholders on the register at the close of business on 23 April 2004.

Presentation

Smith & Nephew believes that the reporting of profit and earnings measures before goodwill amortisation and exceptional items provides additional meaningful information on underlying returns and trends to shareholders. The Group’s internal financial reporting focuses primarily on profit and earnings measures before goodwill amortisation and exceptional items which are the key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans. For this purpose exceptional items comprises operating exceptional items, share of exceptional items of joint venture and net profit on disposal of discontinued operations and associated undertaking. Throughout this document earnings per share calculated in this way is termed adjusted basic earnings per Ordinary Share (“EPSA”). The calculation of profit before goodwill amortisation and EPSA is set out in the “Five Year Record” (page 130).

Management’s key indicator of sales performance is underlying growth in sales. This is calculated by excluding the effects of foreign currency translation movements and acquisitions. Management believes that sales growth on an underlying basis provides a consistent year-on-year measurement of performance without the distortions created by the translational effect of foreign currency movements and acquisitions which are separate from the Group’s normal operations. Underlying sales growth is used by management in its internal financial reporting, budgeting and planning.

The Group, as an international business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are therefore affected by movements in exchange rates between Sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into Sterling. The currencies which most influence these translations are the US Dollar and the Euro. During 2003 average Sterling exchange rates were stronger against the US Dollar by 9% and weaker against the Euro by 9%, compared with 2002.

The Group Accounts of Smith & Nephew in this Annual Report are presented in UK Sterling. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in sterling into US dollars at specified rates. These translations should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Except as where stated otherwise the translation of pounds sterling and pence to US dollars and cents appearing in this Annual Report have been made at the noon buying rate in The City of New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 8 March 2004, the Noon Buying Rate was US$ 1.847 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may include “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook and Trend Information” section are forward-looking statements. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “well-placed” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under ‘Risk factors’ on page 20 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 16 March 2004. All written and oral forward-looking statements attributable to Smith & Nephew or persons acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Market Data

Market data and market share estimates throughout this report are derived from a variety of sources including publicly available competitor information, internal management information and independent market research reports.

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

The Business	5
History and development	5
Business description	6

Operating Environment	12
Regulation	12
Product liability	12
Risk management	13

Operating Activities	14
Marketing and distribution	14
Manufacture and supply	14
Seasonality	15
Research and development	15
Intellectual property	15
Property, plant and equipment	16
Legal proceedings	16

The Business and the Community	17
Corporate and social responsibility	17
Employees	19

Risk Factors	20

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance” section (pages 43 to 50).

The “Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2003 (pages 51 to 58).

Discussion of the Group’s operating and financial performance liquidity and financial resources for 2003 and 2002 is given in the “Operating and Financial Review, Liquidity and Prospects” (pages 23 to 42).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Overview

Smith & Nephew is a global company engaged in the development and marketing of medical devices in the sectors of orthopaedics, endoscopy and advanced wound management. These three businesses comprise the Group’s “Ongoing Operations” which Smith & Nephew believes have good growth prospects.

The Group has a history dating back 148 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937. Today it is a public limited company incorporated in Great Britain registered in, and conducted under the laws of, England and Wales. Operations in countries other than the UK are under the laws of those countries. In November 1999, the Company was listed on the New York Stock Exchange. The corporate headquarters is in the UK and the registered address is:

Smith & Nephew plc

15 Adam Street

London WC2N 6LA

Tel: +44 (0) 20 7401 7646

Website: www.smith-nephew.com

In 2001, Smith & Nephew became a constituent part of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Recent Developments

On 20 March 2003, Smith & Nephew entered into an agreement (the “Combination Agreement”) with Centerpulse AG a public company incorporated under the laws of Switzerland (“Centerpulse”), and an agreement with InCentive Capital AG (the “InCentive Agreement”), a public company incorporated under the laws of Switzerland (“InCentive”) which held, or had the right to acquire, approximately 19% of the issued share capital of Centerpulse. Centerpulse is a leading medical technology group, serving the reconstructive joint, spinal and dental implant markets. It was contemplated by the Combination Agreement and the InCentive Agreement that Smith & Nephew Group plc (“Smith & Nephew Group”), a new holding company for Smith & Nephew, would seek to acquire all outstanding shares of Centerpulse and InCentive in exchange for Smith & Nephew Group shares and cash.

On 20 May 2003, Zimmer Holdings, Inc. announced its intention to make competing offers to acquire Centerpulse and InCentive and on 19 June 2003 it made formal counter offers.

On 6 August 2003, Smith & Nephew announced that following Zimmer Holdings, Inc.’s counter offers Smith & Nephew would not submit revised offers to acquire Centerpulse and InCentive. On 28 August 2003 Zimmer Holdings, Inc. acquired Centerpulse and InCentive.

In September 2003, Smith & Nephew disposed of its 21.5% equity interest in AbilityOne (a company incorporated in the US) to Patterson Dental Inc. for £52m in cash.

On 16 March 2004, Smith & Nephew completed the acquisition of Midland Medical Technologies (“MMT”), the global market leader in metal-on-metal hip resurfacing for £67m in cash and notes. Additional payments of £33m in cash and notes are contingent upon certain regulatory and development milestones being met. MMT achieved sales in the 2003 calendar year of £20m. MMT will be integrated into the orthopaedics business unit.

BUSINESS DESCRIPTION

Group Structure

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of investments and acquisitions, predominantly in the US but also in Europe, and through continued emphasis on the development and introduction of new products to the Group’s principal markets.

Smith & Nephew is organised into the three global business units of orthopaedics, endoscopy and advanced wound management and a separate indirect market unit. Each of the three global business units manages its sales directly in ten international markets – the US, Canada, the UK, Germany, Japan, Australia, France, Italy, New Zealand and Ireland – and takes full responsibility for strategy, research and development (“R&D”), manufacturing, marketing, sales and financial performance. The remaining 22 markets in which the Group has selling companies are managed by country managers, with business responsibility for the whole of the Group’s product range, and comprise the indirect market unit.

A head office team in London, England directs the overall business and supports the business units, primarily in the areas of business development, company secretarial, finance, human resources and investor relations, with a legal department based in Memphis, Tennessee. A central research facility in York, England is charged with the development of enabling technologies in both materials science and biology, particularly cell biology.

Orthopaedics

Overview

Orthopaedic products comprise reconstructive joint implants, trauma products and associated clinical therapies. Reconstructive implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstructive joint surgery. Trauma products consist of internal and external fixation devices, used in the stabilisation of severe fractures. Clinical therapies consist of products applied in an orthopaedic office or clinic setting and currently comprise bone growth stimulators and a joint fluid therapy product.

The orthopaedics business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Orthopaedic implants and trauma products are also manufactured at a small facility in Tuttlingen, Germany.

The Group’s reconstructive knee business is built on two major knee systems: GENESIS II, designed to facilitate the accuracy and efficiency of the operating procedure and provide improved long-term clinical results; and PROFIX, a reconstructive knee system featuring simpler instruments and surgical technique.

Within the reconstructive hip line, the SPECTRON cemented hip system and the REFLECTION acetabular cup system have documented positive long-term clinical performance. More recently, the success of SYNERGY, a tapered titanium stem system, and ECHELON, a revision stem system, have established Smith & Nephew as a strong player in this product segment.

The Group has developed and now manufactures knee and hip implant components made from oxidised zirconium (OXINIUM) which is patent protected and which management believes has improved wear characteristics which may be of significant benefit to younger, more active patients.

Products such as the RUSSELL-TAYLOR, IMHS and TRIGEN intramedullary nail systems and the AMBI and CLASSIC compression hip screws provide trauma surgeons with a comprehensive management system for a wide variety of fractures. The ILIZAROV and the TAYLOR SPATIAL FRAME external fixator systems provide limb lengthening and deformity correction.

The EXOGEN ultrasonic bone healing stimulator and SUPARTZ hyaluronic acid joint fluid therapy are the main products in the clinical therapies sector.

To compete effectively in the growing global orthopaedic market, management believes that as well as having a leading edge product range it is important to have a skilled sales force that can build strong relationships with surgeons.

Strategy

Smith & Nephew’s orthopaedics strategy is for future growth through product development in its existing core business and expansion into the fast-growing market for less invasive therapies. Management believes that the orthopaedic market will continue to grow for the foreseeable future. This is largely attributable to the increasing portion of the population aged over 65 and the increasing need for joint reconstructive products and other orthopaedic therapies in younger, more active patients.

Smith & Nephew also intends to further penetrate this market by taking advantage of its portfolio of products and services, by expanding its sales force, and by introducing less invasive and alternative therapies. Management is working to accelerate the Group’s growth in the trauma market by creating greater customer and market focus through the creation of separate divisions for trauma and reconstruction with separate internal resources and specialised salesforces. The Group is also contributing to patient education and empowerment through its websites and other direct-to-consumer methodologies.

New Products

In 2003, the orthopaedics business continued the promotion and roll-out of OXINIUM technology across the knee and hip product line. OXINIUM is a material exclusive to Smith & Nephew which contains the strength of a metal with the wear properties of a ceramic material and expands the market for hip and knee implants. The introduction of OXINIUM femoral components for the ACCURIS minimally invasive unicompartmental knee system occurred in 2003 and the OXINIUM femoral head was launched in the hip market.

In 2003, the Group launched the JET-X Unilateral Fixation System which complements the external fixation product offering and brings greater breadth to the trauma range. The Group continues to focus on less invasive procedures with the introduction of mini-incision hip, knee and trauma applications as well as procedures utilising image guidance.

Recent Regulatory Approvals

In February 2003, the FDA issued 510k clearance for OXINIUM Unicompartmental (Uni) components.

Also in February 2003, FDA approved the JAX GEL Bone Graft Substitute. This product is a synthetic form of bone and is used to fill non-load bearing bone defects. It is resorbed by the body and is replaced by natural bone.

In May 2003, the Group received 510k clearance for uncemented porous coated knees for both the PROFIX and GENESIS II Knee Systems. Porous coated knees had been recently down-classified by the FDA allowing 510k submissions to be filed for the devices. In August 2003, the Group received 510k clearance for the GENESIS II HA porous coated Knee System as a result of the prior clearance of HA porous coated hip devices.

Competition

Management estimates that the worldwide orthopaedic market (excluding spine) served by the Group grew by 13% in 2003 and is currently worth more than £5.9 billion per annum. Management believes that Smith & Nephew holds an 8% share of this market by value.

Principal global competitors in the orthopaedic market and their estimated global shares, are Zimmer (21%), Stryker (19%), De Puy/Johnson & Johnson (18%), Biomet (11%) and Synthes-Stratec (9%).

Endoscopy

Overview

Smith & Nephew’s endoscopy business, headquartered in Andover, Massachusetts, develops and commercialises a range of endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissues, articulating joints, spinal discs and vascular structures. The business focuses principally on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, hip and shoulder.

The endoscopy business offers surgeons endoscopic technologies for surgery, including: fluid management and insufflation instruments for surgical access; digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualisation; radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting tissue; and specialised devices, fixation systems and bioabsorbable materials to repair damaged tissue.

Manufacturing facilities are located in Andover and Mansfield, Massachusetts and Oklahoma City, Oklahoma. Major service centres are located in the United States, the United Kingdom, Germany, Japan and Australia.

Jim Taylor was appointed President in November 2003, replacing Ron Sparks, who left to take up another post. Mr Taylor was formerly head of Smith & Nephew’s indirect market unit.

Strategy

Smith & Nephew’s strategic intent is to establish the endoscopy business as the leading provider of endoscopic tools and techniques for joint and ligament repair and to use its core capabilities to penetrate other select endoscopic markets. Management believes the endoscopy business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, payors and patients.

To sustain growth and maintain its market position, the endoscopy business supports its strategy with surgeon education programmes, financing solutions, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards. The Group also enhances its reputation for surgeon-focused innovation with its proprietary InVentures Bioskills Lab programme, which enables surgeons to work directly with a Smith & Nephew multi-disciplined team to develop concepts and explore the commercialisation of their techniques or instrumentation.

In 2002, Smith & Nephew expanded its endoscopy business by acquiring ORATEC Interventions, Inc., a medical device innovator in the use of radiofrequency thermal energy to treat joint and spine disorders through the cutting, removal, ablation or modification of damaged or stretched tissue. Management believes that this will enable the Group to establish itself as a lead player in radiofrequency technology for minimally invasive surgery.

New Products

In 2003, Smith & Nephew introduced the POWERMAX motor drive unit – a new lightweight arthroscopic shaver handpiece that management believes provides the benefit of additional power and torque without any compromise to ergonomics, comfort or weight. The Group also introduced several improvements and enhancements to its soft tissue repair line in the knee and shoulder, including the DURABRAID suture for TWINFIX SUTURE ANCHORS, the SURETAC fixation system, QUICK-T fixation system, an absorbable version of the FAST-FIX meniscal repair system and most recently the WHIPNOT soft tissue cinch.

In 2003, Smith & Nephew introduced a number of new offerings to its Digital Operating Room programme, an integrated and fully functional operating room suite utilising central control, information and image management, multi-media broadcast and other endoscopic equipment that management believes enables hospitals and surgical centres to maximise performance within their operating rooms. Central and voice control capability was extended to the DYONICS power shaver control box and other key endoscopic equipment. In addition, Smith & Nephew launched the 640 Image Management, a surgical documentation system used to store, access and distribute intra-operative patient reports, as well as digital surgical video clips and still images.

The acquisition of Reed Medical Designs, Inc. (“Reed”) was announced on 9 February 2004. Reed is a provider of audio-visual technology to hospitals and healthcare institutions and will supplement the Digital Operating Room product range.

Recent Regulatory Approvals

During 2003, the endoscopy business obtained regulatory approvals for the following products in all major markets, except Japan where the approval process is traditionally slower: the next generation integrated TRIVEX system; HERMES central control capability for the majority of product control units, including the DYONICS Power shaver system, the INTELIJET fluid management system and the 300XL light source; and expanded indications or line extensions for radio frequency probes, bioabsorbable interference screws and TWINFIX AB anchors.

Competition

Management estimates that the global arthroscopy markets in which the business principally participates is worth £743 million a year and is growing at 8% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 29% share of the global arthroscopy market. Smith & Nephew also participates in the growing minimally invasive spinal and minimally invasive vascular markets and continues to seek way to leverage its knowledge, experience and core capabilities in other selected endoscopic markets.

Smith & Nephew’s main competitors and their estimated shares of the global arthroscopy market are: Mitek/Johnson & Johnson (17%), Linvatec/Conmed (14%), Arthrex (14%), Stryker (12%) and Arthrocare (7%).

Advanced Wound Management

Overview

Smith & Nephew’s advanced wound management business is headquartered in Hull, England. It supplies a range of products and clinical support services for the treatment of chronic and acute skin wounds. It offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted particularly at chronic wounds connected with the older population (such as pressure sores and venous leg ulcers), diabetic foot ulcers, burns and complex surgical wounds.

Advanced wound management products are manufactured in facilities in Hull and Gilberdyke, England; Largo, Florida; and La Jolla, California and by certain third party manufacturers.

The advanced wound management business has continued to build its sales and marketing infrastructure in the world’s major markets, with expansion of its sales force and global brand development. These initiatives have led to increased levels of demand on the Group’s manufacturing and the global supply chain, which are being addressed with increased investment in the facilities in Hull and Largo.

Strategy

The strategy for future advanced wound management products and sales growth focuses on wound bed preparation and moist and active healing. The formation of a joint venture with Beiersdorf AG, BSN Medical, enabled the business to contribute its traditional medical textile woundcare business to BSN Medical effective 1 April 2001, allowing the advanced wound management business to focus its attention on higher added value advanced woundcare products.

In November 2002, the Group acquired the remaining 50% of its former joint arrangements with Advanced Tissue Sciences, Inc. (“ATS”) for the rights to apply human tissue technology to the treatment of all skin wounds. The transaction has brought the full costs and benefits of two significant products, DERMAGRAFT and TRANSCYTE, into the Group. DERMAGRAFT is a human dermal replacement designed as a treatment for diabetic foot ulcers. TRANSCYTE is a temporary wound covering for the treatment of burns.

The business has continued to build its sales and marketing infrastructure in the world’s major markets, both through investment in its existing network and through the additional sales teams gained through its acquired businesses in recent years. The integration of the acquired sales forces has increased the capability of the business throughout the world, particularly in the key markets of the United States and Germany.

New Products

Management believes that the market will continue to trend towards advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing and clinician time and aftercare in the home.

At the end of 2002, ACTICOAT achieved Class III medical device approval in Europe and during 2003 the product achieved a drug tariff listing in the UK. Sales have been driven by worldwide introduction of ACTICOAT. ACTICOAT, acquired from Westaim of Canada in May 2001, is an antimicrobial barrier dressing incorporating the smallest crystallised silver (nanocrystalline silver) used in the treatment of burns or wounds. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing.

During 2003, the Group relaunched the expanded ALLEVYN hydrocellular dressing range. Management believes that ALLEVYN is the largest selling dressing in its category in the world and that the continued focus on the brand will aid Smith & Nephew in maintaining this position. Also during the year GLADASE, a papain urea ointment, was launched to replace SANTYL a collagenase product previously marketed in the US and Canada. GLADASE is indicated for the use in the debridement of necrotic tissue to prepare the wound bed for healing.

2003 was the first full year of DERMAGRAFT sales in the US. Sales targets were achieved and management believes that substantially all of the US outpatient population has been approved for Medicare reimbursement coverage.

In January 2004, the business announced the acquisition of VERSAJET, a fluid jet debridement system, from HydroCision Inc., to add to its growing range of advanced wound bed preparation products.

Recent Regulatory Approvals

During 2003, the business secured over 125 medical device and 100 pharmaceutical registration approvals in various markets throughout the world. Among the most significant approvals were those for ACTICOAT and ACTICOAT 7 as Class III medical devices in the European Union and the new shape range of ALLEVYN/HYDROSITE in Japan. In addition, approval to market the VISITRAK wound measurement product in Canada and the European Union was obtained. Reimbursement was secured for PROGUIDE, a patented two-layer specialised bandaging system to treat venous leg ulcers, and the ACTICOAT range on the UK drug tariff.

Competition

Management estimates that the sales value of the advanced wound management market worldwide is £1.6 billion a year, and that this grew 12% in 2003, and that Smith & Nephew has a 20% market share. Growth is driven by an ageing population and by a steady advancement in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that, with approximately 50% of chronic wounds globally still treated with conventional dressings, there is a strong growth potential for advanced technology products.

Worldwide competitors in advanced wound management and their estimated market shares comprise Kinetic Concepts (18%), Johnson & Johnson (14%), the Convatec division of Bristol-Myers Squibb (12%) and 3M (10%).

Joint Ventures and Discontinued Operations

Joint Ventures, Associated Undertakings, Joint Arrangements and Other Interests

Joint ventures are those in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other entity under a contractual agreement.

Smith & Nephew owns 50% of the BSN Medical joint venture, which became operational on 1 April 2001. It is owned jointly with Beiersdorf AG and is independently managed. BSN Medical comprises traditional woundcare, casting and bandaging and compression hosiery businesses. Headquartered in Hamburg, Germany it has manufacturing facilities in US, UK, Germany, France, Republic of Ireland, South Africa, Mexico and Pakistan. In certain markets, Smith & Nephew’s sales forces sell BSN Medical’s products on an agency basis in return for an agency commission and in some markets, mainly in Asia, Smith & Nephew distributes BSN Medical products. Results are accounted for under the gross equity method, whereby 50% of turnover, operating profit, interest, taxation and attributable profit for the year are incorporated into Smith & Nephew’s profit and loss account.

On 11 December 2003, BSN Medical announced the acquisition of the fracture casting and splinting business of DePuy, Inc., a Johnson and Johnson company, funded by its own bank facilities. This acquisition furthers the Group’s strategy to establish BSN Medical as a major independent medical supplies company.

Associated undertakings are those in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions. In March 2002, the Group acquired 21.5% of AbilityOne Corporation (“AbilityOne”) as part of a transaction in which it disposed of its rehabilitation business to AbilityOne. In September 2003, the Group disposed of its 21.5% interest in AbilityOne to Patterson Dental Inc. From 27 March 2002 to 12 September 2003 this interest was included in the Group’s accounts as an associated undertaking and accounted for under the equity method, whereby 21.5% of operating profit, interest, taxation and attributable profit are incorporated into Smith & Nephew’s profit and loss account.

The Group had an interest in two joint arrangements with ATS, relating to products for the treatment of diabetic foot ulcers (DERMAGRAFT) since 1996, and cartilage replacement (NEOCYTE) since 1994. On 25 November 2002, the Group purchased from ATS the interests it did not already own in the joint arrangements.

Operations Contributed to the Joint Venture

Operations contributed to the joint venture consist of the casting and bandaging and traditional woundcare businesses until 1 April 2001 when they were contributed to the BSN Medical joint venture.

Discontinued Operations

Discontinued operations in 2002 comprise three months of results of the rehabilitation business disposed of in March 2002. The rehabilitation business manufactured and marketed products, equipment and product systems used to increase, maintain or improve functional capabilities after surgery or stroke or of individuals with disabilities.

Discontinued operations in 2001 comprise the results of the ear, nose and throat business disposed of in June 2001 and a full year of rehabilitation results. The ear, nose and throat business comprised a wide range of products for sinus surgery, as well as products for surgical procedures of the head and neck.

OPERATING ENVIRONMENT

REGULATION

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the testing, approval, manufacturing, labelling, marketing and sale of healthcare and pharmaceutical products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products are the Medicines and Healthcare products Regulatory Agency in the UK, the FDA in the US and the Ministry for Health Labour and Welfare in Japan. Payment for many medical device products are defined by reimbursement tariff agencies in each individual country.

The trend in recent years has been towards greater regulation and higher standards of technical appraisal, which generally entail lengthy inspections for compliance with appropriate standards, including regulations such as good manufacturing practices. Smith & Nephew believes that these recent changes will not have a material adverse effect on the Group’s financial condition and the results of operations. All significant facilities within the Group are subject to regular internal audit for medical device regulatory compliance with national and Group standards and policies.

Smith & Nephew believes that the Group’s operations currently comply in all material respects with applicable environmental laws and regulations. Although the Group continues to make capital expenditure for environmental compliance, it is not currently aware of any significant expenditure that would be required as a result of such laws and regulations that would have a material adverse impact upon the Group’s financial condition.

PRODUCT LIABILITY

The Group monitors the safety of its products from initial product development through to product use or application. In addition, the businesses of the Group analyse on a worldwide basis reports of adverse reactions and complaints relating to its products. Each business reviews these adverse reactions and complaints and any safety matters arising with independent medical advisors. These conclusions are subsequently reviewed by the Group’s independent medical advisor.

Product liability is a commercial risk for the industry of which the Group is a part, particularly in the US where there are increasing numbers of claims involving medical devices. Smith & Nephew has implemented systems it believes are appropriate in respect of loss control techniques. These include reporting mechanisms to ensure early notification of complaints and a legal department which manages product liability claims and lawsuits.

The Group carries product liability insurance to cover exposure as far as practicable. To date any instances of loss to the Group arising from product liability claims have been covered either directly or by the Group or by insurance. There are currently no individual product liability claims that are expected to have a material adverse effect on the Group’s financial position or results of operations.

There can be no assurance that consumers, particularly in the US or elsewhere, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future or that the Group will continue to resolve such claims within insurance limits as in the past in view of changing legal doctrines and attitudes regarding such matters. See “Risk Factors — Product Liability Claims and Loss of Reputation”.

RISK MANAGEMENT

Smith & Nephew’s products are not in life support activities and in general are unlikely to threaten life. But, if they malfunction, they could damage or impair the repair of body functions. Management believes that the Group’s quality, regulatory and medical controls and insurance activities are adequate and appropriate for this class of products. The Group’s reputation is crucially dependent on strong performance in this area and on appropriate crisis management if a serious medical incident or product recall should occur.

The Board of Directors of Smith & Nephew is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. An ongoing process was in place for the full year identifying, evaluating and managing key risks through a Risk Committee that comprises GEC members, which reports to the Board of Directors annually, and by a system of functional reports to the Board of Directors and the review of internal financial controls by the Audit Committee. These procedures are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives. While they do not provide absolute assurance against material misstatements or loss, the Directors, following a review of the systems described, are of the opinion that proper systems of risk management and internal control are in place within the Group.

The Group is insured against product, employers’ and directors’ and officers’ liabilities and physical and consequential loss, subject to limits and deductibles. The Group maintains liability provisions to cover known uninsured risks.

OPERATING ACTIVITIES

MARKETING AND DISTRIBUTION

Smith & Nephew’s customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the UK, much of Continental Europe, Australia, Canada and South Africa, these are largely governmental organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, many of which have combined to form large purchasing groups and receive revenue from private health insurance and governmental reimbursement programmes. In the United States, Medicare is the major source of reimbursement for knee and hip procedures and for wound healing treatment regimes.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. In many countries, and particularly in the United States, providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group’s customer base, as well as amongst the Group’s competitors, and these trends are expected to continue in the long term. Smith & Nephew competes against both specialised and multinational corporations, including those with greater financial, marketing and other resources.

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US. Sales to these customers in 2003 each represented approximately 4% of the Group’s worldwide total sales.

In the US the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities. Each business unit operates a separate specialised sales force. Within the orthopaedics business further specialisation of the sales force is being introduced progressively for reconstructive and trauma products. In both orthopaedics and endoscopy the sales forces consist of independent commissioned sales agents who are managed by a mix of independent agents and the Group’s own managers. These agents are not permitted contractually to sell products that compete with Smith & Nephew’s. In both businesses products are shipped and invoiced direct to the ultimate customer. The advanced wound management business in the US operates a sales force of its own employees who market direct to the ultimate customer. Advanced wound management products are shipped and invoiced to a number of large wholesale distributors.

In the other direct markets of the UK, Ireland, France, Germany, Italy, Australia, New Zealand, Canada and Japan the business units manage separate sales forces directly. In most of these markets the sales forces comprise employees and market directly to the ultimate customer.

The indirect markets unit comprises selling and marketing operations in Austria, Belgium, Denmark, Eastern Europe, Finland, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, China, Hong Kong, Korea, Malaysia, Singapore, Taiwan, Thailand, Mexico, Puerto Rico, the United Arab Emirates and South Africa. In these markets orthopaedics and endoscopy frequently share sales resources. The advanced wound management sales force is separate since it calls on different customers. In all other countries Smith & Nephew sells to third party distributors which market the Group’s products locally.

In Continental Europe, the Group operates two centralised distribution facilities. Orthopaedics operates a facility in Paris which acts as a central holding and consolidation point for Continental European stock and stock returns. Product is shipped to Group companies who hold small amounts of stock locally for immediate or urgent customer requirements. Advanced wound management operates from Veghel, in the Netherlands from where stock is shipped directly to the ultimate customer in many European markets.

MANUFACTURE AND SUPPLY

The Group has a policy of manufacturing the majority of its products to ensure quality, regulatory and cost goals are met. The Group invests in the expansion of its manufacturing facilities and equipment to meet these aims.

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These comprise principally metal forgings and stampings for orthopaedics, optical and electronic sub-components for endoscopy, active ingredients and finished goods for advanced wound management and packaging materials for all businesses. Management believes that prices of principal raw materials and finished goods purchased are not particularly volatile and that these materials are generally available from various specialist suppliers. Finished goods purchased for resale are primarily SUPARTZ joint lubricant in the orthopaedic business, monitors and electrical devices in the endoscopy business and enzyme debrider agents and ACTICOAT in the advanced wound management business. Following continuing problems relating to the supply of the SANTYL collagenase enzyme debrider product to the US, both the product and the supplier were changed in 2003.

SEASONALITY

Smith & Nephew’s sales are generally at their highest in quarter four of any year and at their lowest in the first and third quarters. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European autumn and winter which increases sales of orthopaedic and endoscopy products and by the deferral of elective surgery during the peak summer holiday period in North America and Europe during the third quarter.

RESEARCH AND DEVELOPMENT

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and to continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all three business segments. The Group’s expenditures on research and development amounted to £66.8m in 2003 (2002 — £61.3m, 2001 — £50.9m), representing approximately 6% of group turnover (2002 — 6%, 2001 — 5%).

The Group’s principal research facility is located in York, England. The Group’s research programme seeks to underpin the longer-term technology requirements for its businesses and to provide a flow of innovative products. The Group continues to invest in future technology opportunities, particularly bio-resorbable materials, tissue engineering and non-invasive healing devices across the Group.

Product development programmes are carried out at the Group’s principal manufacturing locations, notably in Memphis, Tennessee (orthopaedics), Andover and Mansfield, Massachusetts (endoscopy) and Hull, England and La Jolla, California (advanced wound management). In-house research is supplemented by work performed by academic institutions and other external research organisations principally in the UK and the US.

INTELLECTUAL PROPERTY

Management believes that the Group’s active policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the research and development carried out throughout the Group. Patents have been obtained for a wide range of products, including those in the fields of orthopaedic, endoscopic and advanced wound management technologies. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 2,500 existing patents and patent applications.

Smith & Nephew also has a policy of protecting the Group’s products in the markets in which they are sold by registering trademarks as soon as possible under local laws. The Group vigorously protects its trademarks against infringement and currently is not aware of any significant infringement of its trademark registrations. The present trademark portfolio of the Group consists of over 3,300 trademarks and design rights.

Smith & Nephew’s principal products are protected by intellectual property comprising patents, licences and know how, and it strives to provide a collection of intellectual property for each major product that reduces the risk associated with failure of any individual piece of intellectual property. In addition, most pieces of intellectual property protect a relatively small proportion of the Groups annual turnover. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

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

PROPERTY, PLANT AND EQUIPMENT

The Group’s principal locations are as follows:

Approximate area
(Square feet 000’s)
Group Head Office in London, England	15
Group research facility in York, England	83
Orthopaedics headquarters and manufacturing facility in Memphis, Tennessee	673
Endoscopy headquarters facility in Andover, Massachusetts	92
Endoscopy manufacturing facility in Andover, Massachusetts	110
Endoscopy manufacturing facility in Mansfield, Massachusetts	90
Endoscopy manufacturing facility in Oklahoma City, Oklahoma	55
Wound management headquarters and manufacturing facility in Hull, England	546
Wound management manufacturing facility in Largo, Florida	188
Wound management manufacturing facility in La Jolla, California	69

The facilities in Memphis, Hull and Largo and the manufacturing facility in Andover are freehold while all other principal locations are leasehold. The Group also has freehold and leasehold interests in real estate in many countries throughout the world, but none is significant individually to the Group as a whole.

During 2003, the completion of a new building at Memphis increased manufacturing capacity for orthopaedic reconstructive products, the Andover facility was expanded in order to absorb the manufacturing and development operations of ORATEC, the construction phase of the Hull facility expansion was completed and the Largo facility was extended to create additional manufacturing capacity for advanced wound management products.

The Group considers its existing facilities to be adequate to meet anticipated demands for its products. Where required, the appropriate governmental authorities have approved the existing facilities.

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to various legal proceedings including product liability, which are considered to constitute ordinary and routine litigation incidental to the businesses conducted by the Company and/or the relevant subsidiary, in some of which claims for damages in substantial amounts have been asserted. The outcome of such proceedings cannot readily be foreseen, but management believes that they will not result in any material adverse effect on the financial position or results of operations of the Group.

THE BUSINESS AND THE COMMUNITY

CORPORATE AND SOCIAL RESPONSIBILITY

Smith & Nephew is committed to making continuous improvements to the management of its environmental, social and economic impacts and to developing a sustainable business.

In August 2003, Smith & Nephew launched its new corporate brand identity, which is an expression of how the Group seeks to contribute to society in the course of its daily business. The new brand reinforces the Group’s focus on advanced medical devices that help healthcare professionals treat patients more effectively – and patients to get back to their lives faster. The new brand emphasises the Group’s core values of performance, innovation and trust and sets out a corporate culture and personality that is intended to be embraced by all Smith & Nephew people throughout the world. The aim is to be the best in helping people regain their lives by repairing and healing the human body.

The Group published its third Sustainability Report in May 2003, recording its progress in corporate social responsibility. The scope of the report was wider than 2002 and included new measurements and information on activities. At the same time, a new Code of Business Principles was published that updates a number of existing policies and broadened these to cover such areas of concern as child labour and human rights. The revised Code of Business Principles has been adopted throughout the organisation. The fourth Sustainability Report will be published on the Company’s website in April 2004.

A number of independent organisations recognise Smith & Nephew’s progress in sustainable development. The Company made its second submission to the Dow Jones Sustainability Index (“DJSI”) in 2003 and has been included in the Index for the second year running. This is the most widely recognised arbiter of good practice and is truly international in scope. The DJSI have included the company in both the World Index and the European Index. In the UK, Smith & Nephew has been included in the list of FTSE4Good companies.

Through its code of business principles, the Group respects the rights of all its stakeholders and seeks to build open, honest and constructive relationships. It takes account of ethical, social, environmental, legal and financial considerations in planning and business decisions.

Business Integrity

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from all those with whom it does business. The Group does not give or receive improper financial inducements, either directly or indirectly, for business or financial gain. Accounting records and supporting documents are designed to accurately describe and reflect the nature of underlying transactions and conform to UK GAAP.

Environmental Management

The Group has an established environmental policy and an environmental committee comprising representatives from the business. Smith & Nephew is committed to the protection of the environment by using renewable resources wherever possible and developing manufacturing processes and products that minimise adverse effects on the environment. The Group’s business units take effective action to control risks and minimise environmental impacts through systems and procedures based on a thorough understanding of the risks and provide appropriate training and support.

The Group has environmental management systems that are designed to deliver cost savings and benefits to the environment. Manufacturing processes are relatively low in environmental impact. Close control is kept on energy, water consumption and waste, the latter being the main area of impact at its manufacturing sites. Waste prevention and minimisation programmes operate and sustainable development aspects of the company’s products are assessed during the research and development process. In 2002, waste increased for the first time in a number of years due to the installation of additional manufacturing plant in all three business segments. As a result, this has been an area of particular focus during 2003 with waste reduction of 10% when compared to 2002 being achieved. Energy consumption increased by only 1% in 2003 when compared to 2002 despite increased turnover of 11% for the Group.

Social responsibility

Employees

Smith & Nephew seeks to provide an open, challenging, productive and participative environment based on constructive relationships. The Group endeavours to maintain good communication with employees through regular and timely dissemination of Group information and consultation. It provides clearly communicated goals and performance standards, and the training, information and authority needed to do a good job. Smith & Nephew aims to provide fair recognition and reward based on performance. Employees are able to share in the Group’s performance by participating in Sharesave and Stock Purchase Plans. Smith & Nephew welcomes disabled people and makes every effort to retain any employee who becomes disabled.

Training and Development

Appropriate learning and development programmes are in place to ensure that the company attracts, retains, and develops to their full potential the best talent at all levels where possible. It aims to fill vacancies by internal promotion, but looks to strike a balance between home-grown talent and new talent from outside the Group. It endeavours to recruit, employ and promote employees on the sole basis of qualifications and the abilities needed for the work to be performed. Discrimination is not tolerated on any grounds and the Group provides equal opportunity based on merit.

Leadership

The Group aims to develop its current and future leaders and harness their talent to improve the performance of the business. The 2003 Management Conference involving senior managers from all parts of the business with the objective to develop strategies aimed at channeling the energy and enthusiasm of the organisation into delivering a culture of superior performance in line with the company’s values. Across the business, performance evaluation, coaching and attendance at high quality leadership programmes are utilised for development purposes.

Workplace

Smith & Nephew aims to provide healthy and safe working conditions for all its employees. This is achieved by ensuring that health and safety and the working environment are managed as an integral part of the business and employee involvement is recognised as a key part of this process.

The Group does not use any form of forced, compulsory or child labour. The Universal Declaration of Human Rights of the United Nations is supported and the company respects human rights, the dignity and privacy of the individual and the right of employees to freedom of association, freedom of expression and the right to be heard.

Two-way Communication

Smith & Nephew looks forward to conducting its third bi-annual global opinion survey in 2004. Improved scores have been seen as a result of actions taken in response to previous surveys and it is the intention to once again respond to the issues raised by employees in the 2004 global opinion survey. This is an important measure of how the Group meets its values in practice and achieves continuous improvement in these areas.

The communications functions at Group Head Office, group research facility and within the global business units, work closely with human resources at each site on all forms of internal communication. As part of the new corporate brand launch, the linked business unit and corporate intranets have been improved. They allow easy two-way communication worldwide and increase people’s awareness of financial, economic and market factors affecting Group performance.

Society and Community

The Group works with national and local governments and other organisations to meet its legal and civic obligations, manage its impact on the environment and contribute to the development of laws and regulations that affect its business interests. Smith & Nephew strives to be a good corporate citizen by being an active member of its local communities and by encouraging and supporting employees who undertake community work.

It supports a range of charitable causes, mainly at local level, by donations of money, gifts in kind and employee time. The Group recognises a strong obligation to contribute to the communities in which it operates. Examples of the programmes supported around its manufacturing sites can be found in the Performance section of the Sustainability Report on the Company’s website.

In 2003, direct donations to charitable and community activities totalled £937,000 of which £300,000 went to the Smith & Nephew Foundation to fund research by individual nurses. Smith & Nephew made no political contributions in 2003.

Customers

The Group is committed to developing and delivering innovative, cost-effective solutions to provide benefits to healthcare professionals and their patients through improved treatment, ease and speed of product use and reduced healthcare costs. To underpin this commitment, it will continue to provide education and training support for healthcare professionals and maintain significant investment in research and development.

The Group’s products are designed to be safe and reliable for their intended use and comply with or exceed all legal and regulatory requirements, including those concerning packaging, labelling and user instructions. The aim is to anticipate future standards and requirements so that the health and safety of its customers and patients is enhanced.

Business Partners

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group will only work with partners who it believes adhere to business principles and health, safety, social and environmental standards consistent with its own.

Economic Contribution

The Group business policies aim to achieve long-term growth and profits – which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Smith & Nephew’s sustainable development depends ultimately on its ability to provide a satisfactory economic return. In 2003, the Group generated an operating return on capital employed (ratio of operating profit before goodwill amortisation and exceptional items to the average of opening and closing capital employed plus average net debt, as set out in the “Five Year Record”) of 32%.

Smith & Nephew continues to invest in research and development focused on delivering better outcomes for patients and improvements in application and use for practitioners. Importantly, the Group also aims to deliver overall cost savings to healthcare systems through such benefits as reduced dressing changes and shorter surgical operating times. Through the use of its products the Group seeks to reduce patients’ time in hospital and return them to health faster, improving their lives and potentially bringing broader social and economic benefits.

EMPLOYEES

Smith & Nephew had an average of 7,451 full-time equivalent employees in 2003, of whom 1,600 were located in the UK, 3,177 were located in the US and 2,674 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2003	2002	2001
	(numbers)
Orthopaedics	2,727	2,649	2,494
Endoscopy	1,635	1,677	1,449
Advanced wound management	3,089	2,951	2,621

Ongoing operations	7,451	7,277	6,564
Operations contributed to the joint venture	–	–	846

Continuing operations	7,451	7,277	7,410
Discontinued operations	–	229	516

	7,451	7,506	7,926

Smith & Nephew conducts a company-wide employee opinion survey every two years to track and monitor employee attitudes at all locations. In 2002, response rates were 84% and the general level of employee satisfaction was 82%. Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances and operate effectively.

Further information about Smith & Nephew employees, management principles and “Vision and Values” is set out in the sustainability report on the Smith & Nephew corporate website.

RISK FACTORS

There are risks and uncertainties related to Smith & Nephew’s business. The factors listed below are those that Smith & Nephew believes could cause the Group’s financial condition or results of operations to differ materially from expected and historical results. Factors other than those listed here, that Smith & Nephew cannot presently identify, could also adversely affect Smith & Nephew’s business. The factors listed below should be considered in connection with any forward-looking statements in this report and the cautionary statements contained in “Financial Summary — Special Note Regarding Forward-Looking Statements”.

Trends in Healthcare Expenditure

In most markets throughout the world, expenditure on medical devices is to a large extent ultimately controlled by governments. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of the Group’s products is controlled in most major markets largely by governmental reimbursement authorities. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy and pricing which may have an adverse impact on sales and operating profit.

In addition, competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base, as well as among the Group’s competitors, and these trends are expected to continue long term. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in market share in any of the Group’s business units which would adversely affect Smith & Nephew’s results of operations and hinder its growth potential.

Currency Fluctuations

The Group reports its results in Sterling. However based on 2003 results, only 8% of group turnover arises in the UK compared with 54% in the Americas (comprising the US, Canada and Latin America), 23% in Continental Europe and 15% in Africa, Asia and Australia. Fluctuations in the exchange rates used to translate the financial statements of operations outside the UK into Sterling may have a material effect on the Group. If the Sterling exchange rate should strengthen against the US Dollar and/or Euro then group turnover and operating profit would be lower on translation into Sterling.

The Group’s manufacturing cost base is situated in the US and UK from where finished products are exported to the Group’s selling operations worldwide. Thus the Group is exposed to fluctuations in exchange rates between the US Dollar and Sterling and the currencies of the Group’s selling operations, particularly the Euro and the Japanese Yen. If the US Dollar and/or Sterling should strengthen against the Euro and the Japanese Yen then group operating margin would be adversely affected.

Product Liability Claims and Loss of Reputation

The Group’s products are not in life-support activities and are therefore unlikely to threaten patients’ lives. Nevertheless, these products could malfunction, causing damage to or impairing the repair of body functions. Smith & Nephew may become subject to liability, which could be substantial, because of actual or alleged malfunction of products sold by the Group or by companies it has acquired. In addition, product malfunction could also lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation which is crucially dependent on product safety and efficacy. Product liability is a growing risk in the medical devices industry, particularly in the US, the Group’s largest geographic market where claims for pain and suffering and loss of earnings may involve substantial amounts. There is a risk that patients will bring product liability or related claims that would have a material adverse effect on the Group’s financial position. The potential exists for claimants to join together in a class action which would have the effect of increasing the total potential liability.

The Group maintains product liability insurance, but this insurance is subject to limits and deductibles. There is a risk that this insurance could become unavailable at a reasonable cost or at all, or will be inadequate to cover specific product liability claims. Insurance premiums are relatively high, particularly for coverage in the US, and there is a risk at the medical devices industry level that insurance coverage could become increasingly costly. If Smith & Nephew or any companies it acquires do not have adequate insurance, product liability claims and costs associated with product recalls, could significantly limit Smith & Nephew’s available cash flow and negatively impact product sales from any associated loss of business.

Highly Competitive Markets

The Group’s principal business units compete across a diverse range of geographic and product markets. The markets in which each of the three business units operates each contain a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of the Group’s competitors focus on certain specialised products, while others are large, multinational corporations. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a risk of further consolidation particularly in the orthopaedic industry which could adversely affect the Group’s ability to compete with much larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected sales growth there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

Failure to make Successful Acquisitions

A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing businesses. Failure to identify appropriate acquisition targets or failure to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability.

Attracting and Retaining Key Personnel

The Group’s continued development depends on its ability to hire and retain highly skilled personnel with particular expertise. This is critical, particularly in research and new product development and in the orthopaedics and endoscopy sales forces of which the largest are in the US. If Smith & Nephew is unable to retain key personnel in research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected.

Regulatory Approvals and Controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. At any time the Group is awaiting a number of regulatory approvals, which if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in each country in which the Group operates although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a very lengthy process particularly if materials are employed which have not previously been used in similar products. Regulatory approvals in the US, Japan, Europe and the UK are the most critical to the Group’s success in launching new products.

The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution and marketing of its products particularly in US, UK and Continental Europe. Such controls have become increasingly demanding and management believes that this trend will continue. Failure to comply with such controls could have a number of adverse consequences including withdrawal of approval to sell a product in a country or temporary closure of a manufacturing facility.

Patent Infringement Claims

Due to the technological nature of medical devices, the Group is subject to the potential for patent infringement claims. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks in those areas that might conflict with the Group’s business interests. If Smith & Nephew fails to successfully enforce its intellectual property rights, its competitive position could suffer, which could harm its operating results. Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend significant resources to pay damages, develop non-infringing products or to obtain licences to the products which are the subject of such litigation.

Continual Development and Introduction of New Products

The Group operates in the medical devices industry, which has a rapid introduction rate of new products. In order to remain competitive, each of the Group’s business units must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. A potential product may not be brought to market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group’s business units operate. If new products do not remain competitive with competitors’ products, the Group’s sales revenue could decline.

There is a risk that a major disruptive technology could be introduced into one of the Group’s markets and adversely affect its ability to achieve business plans and targets.

Manufacturing and Supply

The Group’s manufacturing production is concentrated at seven main facilities in Memphis, Tennessee, Andover and Mansfield, Massachusetts, Oklahoma City, Oklahoma, La Jolla, California and Largo, Florida in the United States and Hull in the United Kingdom. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Each of the three business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. These comprise principally metal forgings and stampings for orthopaedics, optical and electronic subcomponents for endoscopy and active ingredients and finished products for advanced wound management as well as packaging materials for all businesses. If any of these suppliers is unable to meet the Group’s needs or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. For example, in 2003 the advanced wound management business was negatively impacted by supply issues for SANTYL, an enzymatic wound debrider and consequently appointed a new supplier, launching a new product, GLADASE. There can be no assurance that alternative suppliers would provide the necessary raw materials or components on favourable or cost-effective terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials or components, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials or components used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Any interruption of supply or price increases caused by these or other factors could negatively impact Smith & Nephew’s turnover and operating profit.

Medical Device Company Valuations

As a growth industry, medical device companies currently have higher stock market valuations than other industrial companies. If market conditions change, or other companies in the sector fail to perform, or the Group is perceived to be performing less well than the sector, then the share price rating of the Group may be adversely affected.

Political and Economic Uncertainties

Because the Group has operations in 32 countries, political and economic upheaval in those countries or in the regions surrounding those countries may impact the Group’s results of operation. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group’s turnover and operating profit. Terrorist activities and ongoing global political uncertainties, including conflict in the Middle East, could adversely impact the Group.

Other Risk Factors

The Board considers that Smith & Nephew is subject to a number of other risks which are common to most global groups and which are reviewed as part of its risk management process.

In the financial area these include interest rate volatility, challenges by taxation authorities, failures in reporting and internal financial controls and uninsured losses.

Adverse events in the areas of corporate social responsibility, environmental management and health and safety protection could also adversely impact Group operating results.

OPERATING AND FINANCIAL REVIEW,

LIQUIDITY AND PROSPECTS

The Operating and Financial Review, Liquidity and Prospects discusses the operating and financial performance of the Group, including the financial outlook and the financial resources of the Group, under the following headings:

Business overview	24
2003 Year	26
2002 Year	32
Outlook and trend information	36
Financial position, liquidity and capital resources	37
Exchange and interest rate risk and financial instruments	39
Contractual obligations	40
Off-balance sheet arrangements	40
Related party transactions	40
International Financial Reporting Standards	40
US GAAP	42

The results for each year are compared primarily with the results for the preceding year.

BUSINESS OVERVIEW

Smith & Nephew’s operations are organised into three core business segments that operate globally: orthopaedics, endoscopy and advanced wound management. These three businesses comprise the Group’s “Ongoing Operations”. Smith & Nephew believes that its businesses have the opportunities for strong growth due to their markets benefiting from an ageing population, an increase in active lifestyles and trends toward less invasive medical procedures.

Sales by business segment as a percentage of sales of Ongoing Operations were as follows:

	2003	2002	2001
	(%)
Orthopaedics	45	43	43
Endoscopy	25	27	27
Advanced wound management	30	30	30

Ongoing Operations	100	100	100

Sales by geographic market as a percentage of sales of Ongoing Operations were as follows:

	2003	2002	2001
	(%)
Europe (Continental Europe and United Kingdom)	31	30	28
United States and Other America	54	56	57
Africa, Asia and Australia	15	14	15

Ongoing Operations	100	100	100

As a result of its global sales reach, Smith & Nephew’s group turnover is primarily denominated in currencies other than its reporting currency, principally US Dollars and Euros. Sales in Sterling accounted for only 8% of group turnover in 2003 (2002 — 8%, 2001 — 7%). Consequently, fluctuations in the exchange rates between Sterling and the local currencies where the Group operates have a significant affect on group turnover.

Operating profit before goodwill amortisation and exceptional items by business segment as a percentage of operating profit before goodwill amortisation and exceptional items of Ongoing Operations were as follows:

	2003	2002	2001
	(%)
Orthopaedics	54	50	52
Endoscopy	27	27	27
Advanced wound management	19	23	21

Ongoing Operations	100	100	100

Underlying Growth in Sales

Management’s key indicator of sales performance is underlying growth in sales. This is calculated by excluding the effects of foreign currency translation movements and acquisitions (see Note 2(b) of the Notes to the Accounts). Management believes that sales growth on an underlying basis provides a consistent year-on-year measurement of performance without the distortions created by the translational effect of foreign currency movements and acquisitions which are separate from the Group’s normal operations. Underlying sales growth is used by management in its internal financial reporting, budgeting and planning.

Reported growth in sales by business segment reconciles to underlying growth in sales in 2003 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(%)	(%)
Orthopaedics	12	4	–	16
Endoscopy	3	3	(2)	4
Advanced wound management	10	(1)	–	9

Ongoing Operations	9	2	–	11

Reported growth in sales by business segment reconciles to underlying growth in sales in 2002 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(%)	(%)
Orthopaedics	16	4	–	20
Endoscopy	15	4	(9)	10
Advanced wound management	13	2	(4)	11

Ongoing Operations	15	3	(4)	14

Reported growth in sales by geographic market reconciles to underlying growth in sales in 2003 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(%)	(%)
Europe (Continental Europe and United Kingdom)	16	(6)	–	10
United States and other America	4	9	(2)	11
Africa, Asia and Australia	14	(3)	–	11

Ongoing Operations	9	2	–	11

Reported growth in sales by geographic market reconciles to underlying growth in 2002 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(%)	(%)
Europe (Continental Europe and United Kingdom)	19	(3)	(4)	12
United States and other America	14	5	(4)	15
Africa, Asia and Australia	11	6	(1)	16

Ongoing Operations	15	3	(4)	14

Factors Affecting Smith & Nephew’s Results of Operations

Sales Trends

Smith & Nephew’s business units all participate in the global medical devices market and share a common focus on the repair of human tissue. Smith & Nephew operates predominantly in the well-developed healthcare markets of the Americas (54% of group turnover of which 51% is in the US), Europe (31% of group turnover) and Japan and Australia (9% of group turnover).

These markets are characterised by an increase in the average age of the population caused by the immediate post-World War II “baby boomer” generation approaching retirement, increased longevity and more active lifestyles. The ageing population combined with more active lifestyles and increased affluence has created significant demand for more effective healthcare products which deliver improved outcomes through technology advances. Furthermore pressure to resist increases in overall healthcare spending has led healthcare providers to demand products which minimise the length of hospital stays and surgeon and nursing resources.

A recent trend has been increasing consumer awareness of available healthcare treatments through the Internet and direct-to-customer advertising. This has led to increased consumer influence over product purchasing decisions.

In orthopaedics, improvements in technology have lengthened the effective life of reconstructive implants and have facilitated the implantation of knees and hips in relatively young patients thereby improving the quality of life for a new generation. The decision to create separate divisions for orthopaedic reconstructive and trauma was a strategic move intended to generate greater customer focus. With experienced managers responsible for sales, marketing and product development in each, management believes that divisionalisation has resulted in increased sales momentum for Smith & Nephew in trauma in the US.

The endoscopy business is expected to benefit from the continued trend worldwide towards less invasive surgery but with particular focus on arthrosopic repair of the knee, hip and shoulder using a broad range of technology. The Group also expects to benefit from the demand for less invasive approaches to spinal disc repair.

The advanced wound management business is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as diabetic foot ulcers, burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market of £1.6 billion. This increased penetration is expected to be driven by improved outcomes from new technology, health economic benefits, demographics, increasing nursing shortages, quality of life expectations and education of healthcare providers to convert from traditional to advanced treatments.

Sales Force

The Group’s sales force, which includes independent commissioned sales agents, increased by 5% to 2,612 during 2003. The biggest increase was 11% in orthopaedics where the most significant increases were in the focus markets of the US at 13% and Japan at 17%. The size of the endoscopy sales force remained unchanged. The advanced wound management sales force increased by 4%, the main increases being in the US. The increase in the indirect market unit was 4%, principally due to increases in Spain and South Africa. Further sales force increases are planned in the US and Japan by orthopaedics, endoscopy and advanced wound management in 2004.

Currency Movements

Smith & Nephew’s results of operations are significantly affected by exchange rate movements. A substantial proportion of its sales and operating expenses are earned and paid in currencies other than Sterling, the Group’s reporting currency. Accordingly, the Group is subject to exposure arising from the translation of results of operations in foreign subsidiaries into Sterling for financial reporting purposes. In addition, the Group is subject to exposures arising from sales made in a currency different from the related costs and expenses. The Group attempts to manage the impact of exchange rate movements on cost of sales by a policy of purchasing forward all its foreign currency commitments when firm purchase orders are placed. In addition, businesses are required to purchase forward at least 50% of all of their forecast foreign currency requirements on a twelve-month rolling basis. The Group also incurs interest expense on its indebtedness denominated in currencies other than Sterling to the extent that other currencies, particularly the US Dollar and Euro, decline in value against the Sterling, Smith & Nephew’s turnover and operating profit may be adversely affected offset by a reduction in the effective cost of servicing debt. See “Financial Position, Liquidity and Capital Resources.”

2003 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report. The Group’s Accounts are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Reconciliations reflecting the effect of the significant differences between UK GAAP and US GAAP are set forth in Note 40 of Notes to the Accounts.

Critical Accounting Policies

The Group’s most significant accounting policies are set out in Note 1 of the Notes to the Accounts. Those policies which require the most use of management judgment are as follows:

Stocks

A feature of the orthopaedic business (whose finished goods stock makes up 47% of the Group total) is the high level of finished product stock required, some of which is located at customer premises and is available for customer’s immediate use. Complete sets of finished product, including large and small sizes, have to be made available in this way. The outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic stock to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of stock compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience but it involves management judgements on effectiveness of stock deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Intangible Fixed Assets

In carrying out impairment reviews of goodwill and other intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth and the level of market penetration for the products acquired, levels of reimbursement and success in obtaining regulatory approvals and the market demand for the products acquired, the future profitability of acquired businesses or products. If actual results should differ or changes in expectations arise impairment charges may be required which would adversely impact operating results.

Post-Retirement Benefits

The cost of the Group’s defined benefit pension plans are charged to operating profit so as to spread the expense of providing future pensions to employees over their remaining working lives with the Group, in accordance with SSAP 24. In this way, actuarial variations are charged or credited to operating profit over periods of ten to thirteen years. The principal assumptions used in calculating pension costs are set out in Note 33 of the Notes to the Accounts with the most critical being the return on investments and increase in pensionable earnings for the UK and US plans. If actual results should differ from these assumptions the Group’s financial position or results of operations could be adversely affected. The currently optional alternative accounting treatment, FRS 17, which requires immediate recognition of actuarial variations direct to reserves, has not been adopted because management believes that it has the effect of overstating plan deficits since a short-term rate of interest is used to discount plan liabilities which are long-term in nature. If FRS 17 had been adopted a liability, net of related deferred tax, of £86.5m would have been recognised on the balance sheet compared with £1.7m under SSAP 24.

New Accounting Policies in 2003

The Group has adopted UK Urgent Issues Task Force Abstract 38. This has required the investment in own shares to be reclassified in the balance sheet and prior periods have been restated accordingly (see Note 27 of the Notes to the Accounts).

Financial Highlights of 2003

Group turnover was £1,178.9m for the year ended 31 December 2003, representing 6% growth compared to 2002. Underlying growth in sales of continuing operations was 11%.

Profit on ordinary activities before taxation was £230.1m, compared with £177.9m in 2002. Profit before taxation goodwill amortisation and exceptional items (calculated as set out in the “Five Year Record”), improved 15% to £242.2m.

Basic earnings per Ordinary Share were 15.92p, a 31% increase compared to 12.11p for 2002. Adjusted basic earnings per share Ordinary Share before goodwill amortisation and exceptional items (calculated as set out in the “Five Year Record”) was 18.49p compared to 16.02p for 2002, representing a 15% increase.

Fiscal 2003 Compared with Fiscal 2002

The following table sets out certain profit and loss account data for the periods indicated:

	2003	2002
	(£ million)
Group turnover (i)	1,178.9	1,109.9
Cost of sales	(345.1)	(329.9)

Gross profit	833.8	780.0
Marketing, selling and distribution	(440.1)	(414.1)
Administration	(125.5)	(127.1)
Research and development	(66.8)	(61.3)
BSN agency and management fees	19.3	20.6

Operating profit before goodwill amortisation and exceptional items (ii)	220.7	198.1
Amortisation of goodwill	(18.5)	(17.5)
Exceptional items	(22.4)	(29.9)

Group operating profit	179.8	150.7
Share of operating profit of joint venture: before exceptional items	22.7	19.6
Share of operating profit of joint venture: exceptional items	(2.7)	(2.6)
Share of operating profit of associated undertaking	4.8	4.9
Net profit on disposals	31.5	18.0

Profit on ordinary activities before interest	236.1	190.6
Net interest payable	(6.0)	(12.7)

Profit on ordinary activities before taxation	230.1	177.9
Taxation	(82.0)	(65.8)

Attributable profit for the year	148.1	112.1

(i)	Group turnover comprises £1,178.9m from Ongoing Operations (2002 — £1,083.7m from Ongoing Operations and £26.2m from discontinued operations).
(ii)	Operating profit before goodwill amortisation and exceptional items comprises £220.7m from Ongoing Operations (2002 — £196.0m from Ongoing Operations and £2.1m from discontinued operations).

Group Turnover

For the year ended 31 December 2003, group turnover totalled £1,178.9m, an increase of 6% or £69.0m compared to £1,109.9 for 2002. Underlying growth of Ongoing Operations was 11%. Translation of foreign currencies had the effect of decreasing turnover by 2%, primarily due to the depreciation of the US Dollar against the pound sterling. The loss of revenues from the Group’s discontinued rehabilitation business resulted in an adverse impact to the Group’s turnover of £26.2m (3%). Selling price increases accounted for approximately 2% of the underlying sales growth.

Cost of Sales

Cost of sales at £345.1m represents 29.3% of sales compared to 29.7% in 2002. This improvement arose from manufacturing cost and efficiency savings and transactional currency benefits from the decline in the value of the US Dollar reducing the product cost in many countries outside the US, notably in Europe and Australia. The reduction in cost of sales would have been greater but for the acquisition, in late 2002, of the remaining DERMAGRAFT interests not already owned which increased the Group’s production costs for this product.

Marketing, selling and distribution expenses

At £440.1m these costs represented 37.3% of sales, the same percentage as in 2002.

Administration Expenses

At £125.5m, administration expenses were 1.3% lower than in 2002 and represented 10.6% of sales compared with 11.5% of sales in 2002. Administration expenses were broadly kept level despite the increased sales.

Research and Development

Expenditure on research and development increased by £5.5m (9%) compared with 2002. This represented 5.7% of sales compared with 5.5% in 2002. Smith & Nephew continues to invest in innovative technologies and products to differentiate the group from its competitors. In 2003, 20% of Smith & Nephew’s sales were from products introduced in the last three years.

BSN Medical Agency and Management Fees

Agency and management fees are received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew and is for a transitional period only. In 2003, recoveries fell by £1.3m (6%) as a number of the shared service arrangements expired and BSN Medical established its own stand-alone operations. This trend of lower agency fees is expected to continue as more BSN Medical entities exit the arrangements.

Operating Profit before Goodwill Amortisation and Exceptional Items

Operating profit before goodwill amortisation and exceptional items from Ongoing Operations was £220.7m, an increase of £24.7m compared to £196.0m in 2002, resulting from profit arising from additional sales together with cost and efficiency savings. These two factors more than offset an increase in pension costs of £7.3m due to the need to amortise the deficits of the Group’s principal plans and increased DERMAGRAFT costs of £7.2m following the acquisition of 50% of the joint arrangement not already owned.

Operating profit margins before goodwill amortisation and exceptional items from Ongoing Operations improved from 18.1% to 18.7% of which 1.5% points was due to cost and efficiency savings and 0.3% points was due to transactional currency benefits offset partly by 0.6% points in respect of higher pension costs and 0.6% points from the effect of acquiring DERMAGRAFT.

Goodwill Amortisation

The amortisation charge on acquisition goodwill increased by £1.0m to £18.5m. The increase was due to a full years amortisation of ORATEC goodwill compared with nine months in 2002, offset partly by the translational currency effect of a weaker US Dollar.

Exceptional Items

Operating exceptional items were a net cost of £22.4m compared to a net cost of £29.9m in 2002. In 2003, £17.6m of net costs were incurred as a consequence of Smith & Nephew’s unsuccessful public offers to purchase Centerpulse AG and InCentive Capital AG and £4.8m of costs arose on the integration of the ORATEC acquisition, principally in the relocation of manufacturing and development operations. Exceptional items in 2002 consisted of £17.5m for the writedown of the Group’s trade investment in the common stock of ATS following its filing for bankruptcy, £4.0m for further rationalisation due to the contribution of businesses to BSN Medical and £8.4m for integration in connection with the acquisition of ORATEC and DERMAGRAFT.

Share of Operating Profit of the Joint Venture

The Group’s share of operating profit before exceptional items increased by £3.1m from £19.6m in 2002 to £22.7m in 2003. Operating profit margins improved from 12.6% in 2002 to 13.8% in 2003 as a result of cost and efficiency savings arising from continuing manufacturing rationalisation.

The Group’s share of exceptional items of £2.7m comprised manufacturing rationalisation costs.

Share of Operating Profit of Associated Undertaking

The Group’s share of operating profit of AbilityOne up to the date of disposal on 12 September 2003 was £4.8m. In 2002 operating profit of £4.9m arose in the nine months following formation on 27 March 2002.

Net Profit on Disposals of Associated Undertaking

A net profit of £31.5m arose on the disposal of the Group’s 21.5% equity interest in AbilityOne to Patterson Dental Inc., after writing off £8.2m of acquisition goodwill previously set-off against reserves and after charging £1.1m of adjustments in respect of previous disposals.

Net Interest Payable

Interest income increased by £4.4m from £6.6m in 2002 to £11.0m in 2003. Interest expense decreased by £2.0m from £16.8m in 2002 to £14.8m in 2003. The Group’s share of the joint venture’s and associated undertaking’s net interest expense was £1.5m and £0.7m respectively compared with £1.6m and £0.9m respectively in 2002. Interest payable on currency swaps amounting to £18.5m was set off against interest receivable on swaps. Overall interest payable decreased by £6.7m to £6.0m due to lower average net debt during the year and lower US Dollar and Euro interest rates on borrowings and swap liabilities offset in part by lower Sterling interest rates on cash balances and swap assets.

Taxation

The taxation charge increased by £16.2m to £82.0m in 2003. The taxation charge on profit before goodwill amortisation and exceptional items was £70.2m an increase of £8.6m on the 2002 charge due to higher profits. The effective rate of taxation on profit before goodwill amortisation and exceptional items was 29.0% compared with 29.3% in 2002.

The taxation charge was reduced in 2003 by £3.5m as a consequence of the exceptional costs, by £0.8m from the exceptional costs in BSN Medical and increased by £16.1m as a result of the gain on disposal of AbilityOne.

Business Segment Analysis

Group sales by business unit and geographic market and operating profit by business unit are set out below:

	2003	2002
	(£ million)
Sales by business segment
Orthopaedics	525.4	470.2
Endoscopy	300.0	291.8
Advanced wound management	353.5	321.7

Ongoing Operations	1,178.9	1,083.7

Operating profit by business segment
Orthopaedics	118.7	98.2
Endoscopy	59.5	53.8
Advanced wound management	42.5	44.0

Ongoing Operations before goodwill amortisation and exceptional items	220.7	196.0

Sales by geographic market
Europe (Continental Europe and United Kingdom)	369.9	318.7
United States and Other America	632.3	610.5
Africa, Asia and Australia	176.7	154.5

Ongoing Operations	1,178.9	1,083.7

Orthopaedics

Sales

Orthopaedics sales were £525.4m in 2003, an increase of £55.2m or 12% compared to £470.2m for 2002. Underlying growth in sales was 16%. This increase demonstrated Smith & Nephew’s market share gains in the global orthopaedics market (excluding spine), which is estimated to be growing at 13%. Sales pricing contributed approximately 3% to reported growth. Products introduced within the last three years represented 25% of sales in 2003.

During 2003 the business recruited 60 dedicated trauma sales representatives, with further plans for expansion in 2004 in the US.

Reconstructive implant sales grew by 15% (equivalent to an underlying growth rate of 19% after 4% of adverse currency translation) following an aggressive expansion of OXINIUM products into the market. The OXINIUM bearing material continues to be a great success and has helped surgeons successfully treat younger implant patients due to its wear reduction properties.

Knees sales grew by 20%, (an underlying rate of 24% after 4% of adverse currency) driven mainly by the promotion and rollout of OXINIUM technology; hips sales grew by 11% (an underlying rate of 16% after 5% of adverse currency effect) driven by the launch of the OXINIUM femoral head.

More than 30,000 knees made of OXINIUM have now been implanted into patients and by the end of 2003 it was accounting for 40% of knee units being sold by the business in the US. The joint fluid therapy product SUPARTZ contributed 3% to knee sales growth.

Growth in sales of hips resulted from the continued solid performance of the SYNERGY and ECHELON platform systems and the introduction in 2003 of femoral heads made of OXINIUM, which by the end of 2003 were accounting for 35% of hip heads sold by Smith & Nephew in the US.

Trauma sales increased by 6% (an underlying rate of 10% after 4% of adverse currency effect) benefiting from increased focus following the divisionalisation of the US business. Trauma sales increased in the US by 4% (equivalent to 13% underlying growth after 9% adverse currency). These results were helped by growth in worldwide sales of the EXOGEN ultrasound bone stimulation products of 14% (22% underlying growth after 8% adverse currency) and the introduction of the JET-X unilateral fixator in 2003.

Higher than normal revision rates in respect of the macrotextured femoral knee component prompted a voluntary withdrawal of the product from the market on 18 August 2003. The total number of components implanted was 2,971 and, to 8 March 2004, 190 revisions have been notified to the Group.

Operating Profit

Operating profit from the orthopaedics business before goodwill amortisation and exceptional items increased by £20.5m (21%) from £98.2m in 2002 to £118.7m in 2003. The operating profit margin increased from 20.9% to 22.6% as a result of cost and efficiency savings, additional sales volume and price increases.

Endoscopy

Sales

Endoscopy sales in 2003 were £300.0m, an increase of £8.2m or 3% compared to £291.8m for 2002. Underlying growth in sales was 4%. Sales in the US declined by 7% with an underlying fall of 2% after adjusting for 9% adverse currency and 4% for the benefit of ORATEC. Outside the US sales growth was 19% (14% underlying after 5% adverse currency translation).

Endoscopy was adversely affected in the US by two market issues — increased re-use of arthroscopic resection blades and decreased business from one of its largest customers, HealthSouth. With respect to blade re-use, the business has launched an educational campaign that features research highlighting the risks of this practice to hospitals and clinicians in the US. Whilst the issue of blade re-use is expected to continue in 2004, the adverse impact to the growth of the business is expected to moderate somewhat.

Endoscopy sales growth was also affected by its decision to defer two product launches into 2004 — the digital scanning camera and the next generation varicose vein removal system. Clinical evaluations identified the opportunity to make improvements prior to both products’ broader launch. Both of these products were launched in early 2004 and Smith & Nephew expects them to improve overall sales growth.

Sales of knee and shoulder repair products grew by 14% (an underlying rate of 18% after 4% of adverse currency translation) while ORATEC products produced sales growth of 41% (of which 17% arose from underlying growth, 32% was the acquisition effect less 8% adverse currency translation) helping Smith & Nephew to maintain its market leadership position in arthroscopy with a market share of 29%.

Smith & Nephew has been sued by ArthroCare Inc., for infringement of three US patents related to certain bipolar radio frequency products. In March 2004 a Delaware Court granted a motion for issuance of an injunction against Smith & Nephew following an earlier jury finding of infringement, but the terms and effective date of a possible injunction are still in dispute. The sales of the affected products in the 2003 financial year were less than £6m. Smith & Nephew believes it has meritorious defences based upon pending trial court motions, re-examinations taking place in the US Patent and Trademark Office and an appeal to the Court of Appeals for the Federal Circuit and intends to contest the case.

Operating Profit

Operating profit from the endoscopy business before goodwill amortisation and exceptional items increased by £5.7m (11%) from £53.8m in 2002 to £59.5m in 2003. The operating profit margin increased from 18.4% to 19.8% as a result of effective expense control and by accelerating the integration of the ORATEC acquisition. During 2003 the manufacturing and development activities of ORATEC at Palo Alto, California were relocated and integrated with endoscopy operations at Andover, Massachusetts.

Advanced Wound Management

Sales

Advanced wound management sales were £353.5m for 2003, an increase of 10% compared to £321.7m for 2002. Underlying sales growth was 9%. The advanced wound management business maintained its leadership position with approximately 20% of the market for advanced treatments of hard-to-heal wounds. It further developed the concept of wound bed preparation as a new clinical and scientific platform. DERMAGRAFT and TRANSCYTE bioengineered human tissue products, acquired in November 2002, were integrated successfully into the US business.

DERMAGRAFT achieved its target sales of £7m. Sales of the ALLEVYN family of products continued to grow strongly at 24% (20% underlying growth plus 4% favourable currency translation) and ACTICOAT silver-based antimicrobial dressing achieved sales growth of 51% (55% underlying less 4% adverse currency).

The business launched a new enzymatic wound bed preparation product, GLADASE, following the termination of a supply arrangement for the previous equivalent US product, SANTYL. This issue adversely impacted sales in the second half of 2003 and will continue to do so in 2004 during the switch to the new product.

Operating Profit

Operating profit from the advanced wound management business before goodwill amortisation and exceptional items decreased by £1.5m (3%) from £44.0m in 2002 to £42.5m in 2003. The operating profit margin decreased from 13.7% to 12.0% principally as a result of acquiring, at the end of 2002, the remaining 50% of the DERMAGRAFT joint venture not already owned and due to increased pension costs in the UK and the US.

2002 YEAR

Financial Highlights of 2002

Group turnover was £1,109.9m for the year ended 31 December 2002, representing 3% growth compared to 2001. Underlying growth in sales of Ongoing Operations was 14%.

Profit on ordinary activities before taxation was £177.9m, compared with £193.6m in 2001. Profit before taxation goodwill amortisation and exceptional items (calculated as set out in the “Five Year Record”), improved 16% to £209.9m.

Basic earnings per Ordinary Share were 12.11p, a 14% decrease compared to 14.07p for 2001. Adjusted basic earnings per share Ordinary Share before goodwill amortisation and exceptional items were (calculated as set out in the “Five Year Record”) were 16.02p compared to 13.96p for 2001 representing a 15% increase.

Fiscal 2002 Compared with Fiscal 2001

The following table sets out certain profit and loss account data for the periods indicated:

	2002	2001
	(£ million)
Group turnover (i)	1,109.9	1,081.7
Cost of sales	(329.9)	(350.2)

Gross profit	780.0	731.5
Marketing, selling and distribution	(414.1)	(392.1)
Administration	(127.1)	(123.0)
Research and development	(61.3)	(50.9)
BSN agency and management fees	20.6	20.0

Operating profit before goodwill amortisation and exceptional items (ii)	198.1	185.5
Amortisation of goodwill	(17.5)	(10.4)
Exceptional items	(29.9)	(21.1)

Group operating profit	150.7	154.0
Share of operating profit of joint venture: before exceptional items	19.6	12.8
Share of operating profit of joint venture: exceptional items	(2.6)	(5.0)
Share of operating profit of associated undertaking	4.9	–
Net profit on disposals	18.0	49.2

Profit on ordinary activities before interest	190.6	211.0
Net interest payable	(12.7)	(17.4)

Profit on ordinary activities before taxation	177.9	193.6
Taxation	(65.8)	(64.0)

Attributable profit for the year	112.1	129.6

(i)	Group turnover comprises £1,083.7m (2001 — £943.0m) from Ongoing Operations, £26.2m (2001 — £103.4m) from discontinued operations and nil (2001 — £35.3m) from operations contributed to the joint venture.
(ii)	Operating profit before goodwill amortisation and exceptional items comprises £196.0m (2001 — £170.8m) from Ongoing Operations, £2.1m (2001 — £11.1m) from discontinued operations and nil (2001 — £3.6m) from operations contributed to the joint venture.

Group Turnover

Group turnover during fiscal 2002 amounted to £1,109.9m, an increase of 3% when compared to fiscal 2001. After excluding sales of operations contributed to the joint venture and of discontinued operations, sales growth of ongoing operations was 15%. Of this growth, 14% points arose from underlying sales growth and 4% points arose from businesses acquired in 2002 and 2001 while currency translation had a 3% points negative effect. Selling price increases accounted for approximately 1% of sales growth.

Operating Profit before Goodwill Amortisation and Exceptional Items

Operating profit before goodwill amortisation and exceptional items of Ongoing Operations was £196.0m in 2002, a 15% increase over 2001. Operating profit before goodwill amortisation and exceptional items of Ongoing Operations in 2002 was £25.2m higher due to higher sales volumes and profits from businesses acquired. Profits arising from the acquisition of ORATEC contributed 2% points of the profit increase. Operating margin was unchanged at 18% with 0.5% of divestment dissynergies offset broadly by cost savings and leverage benefits.

Goodwill Amortisation

Goodwill amortisation increased by £7.1m compared with 2001 principally due to the ORATEC acquisition.

Exceptional Items

Operating exceptional items were a net cost of £29.9m comprising £17.5m for the write-down of the Group’s trade investment in the common stock of ATS following its filing for bankruptcy; £4.0m for further rationalisation due to the contribution of businesses to BSN Medical; and £8.4m for integration in connection with the acquisition of ORATEC and the Dermagraft joint arrangement.

Share of Operating Profit of the Joint Venture

The Group’s share of operating profit of BSN Medical increased from £12.8m to £19.6m, reflecting a full year of ownership and improved margins. The joint venture operating profit margin for 2002 was 12.6%, a 2% point increase from 2001 as a result of integration and rationalisation benefits. The Group’s share of rationalisation costs of BSN Medical was £2.6m.

Share of Operating Profit of the Associated Undertaking

The Group’s share of the operating profit of the AbilityOne associated undertaking, that it acquired in March 2002, was £4.9m.

Net Interest Payable

Interest income increased by £4.1m from £2.5m in 2001 to £6.6m in 2002. Interest expense decreased by £2.2m from £19.0m in 2001 to £16.8m in 2002. The Group’s share of the joint venture’s and associated undertaking’s net interest expense was £1.6m and £0.9m, respectively. Interest payable on currency swaps amounting to £23.3m has been set off against interest receivable on swaps. Overall interest payable decreased by £4.7m to £12.7m due to falling US Dollar and Euro interest rates on borrowings and swap liabilities offset in part by falling Sterling rates on cash balances and swap assets.

Taxation

The taxation charge increased by £1.8m to £65.8m in 2002. The taxation charge on profit before goodwill amortisation and exceptional items was £61.6m representing an effective rate of taxation on profit before goodwill amortisation and exceptional items of 29.3%, compared with 28.9% in fiscal 2001. The tax charge on net exceptional items was £4.2m because there was no tax benefit on £30.0m of goodwill previously set-off against reserves deducted in the calculation of the gain on disposal of the rehabilitation business.

Business Segment Analysis

Group sales by business unit and geographic market and operating profit by business unit are set out below:

	2002	2001
	(£ million)
Sales by business segment
Orthopaedics	470.2	404.6
Endoscopy	291.8	252.8
Advanced wound management	321.7	285.6

Ongoing Operations	1,083.7	943.0

Operating profit by business segment
Orthopaedics	98.2	87.9
Endoscopy	53.8	46.8
Advanced wound management	44.0	36.1

Ongoing Operations before goodwill amortisation and exceptional items	196.0	170.8

Sales by geographic market
Europe (Continental Europe and United Kingdom)	318.7	268.4
United States and Other America	610.5	534.9
Africa, Asia and Australia	154.5	139.7

Ongoing Operations	1,083.7	943.0

Orthopaedics

Sales

Sales in the orthopaedics business increased by £65.6m (16%) from £404.6m in 2001 to £470.2m in 2002. The negative effect of currency translation was 4% and underlying sales grew by 20%.

Sales in the US increased by 18% (equivalent to 23% underlying growth after a 5% adverse currency effect). 7% points of the underlying growth was due to the full year effect of the OXINIUM knee component and SUPARTZ hyaluronic acid, both new products launched during 2001. Sales of trauma products grew by 5%, hip implants by 12% and knee implants by 22%. After a 5% adverse currency effect underlying growth was 10%, 17% and 27% respectively.

Outside the US sales growth was 13% (14% underlying growth after a 1% adverse impact of currency translation). The highest underlying sales growth was in Australia due to a government initiative to incentivise healthcare insurance and in Italy and Germany due to market share gains in knee implants.

On a worldwide basis, sales of hip implants grew by 13%, knee implants by 29% and trauma products by 6%. After 4% adverse currency translation underlying growth was 17%, 33% and 10% respectively.

Operating Profit

Operating profit from the orthopaedics business before goodwill amortisation and exceptional items increased by £10.3m (12%) from £87.9m in 2001 to £98.2m in 2002.

The increase in operating profit arose principally in the US market as a result of sales growth, offset partly by further investment in the development of image guided surgery products and the OXINIUM range of knee and hip components and increased insurance costs.

Endoscopy

Sales

Sales in the endoscopy business increased by £39.0m (15%) from £252.8m in 2001 to £291.8m in 2002. The acquisition of ORATEC contributed 9% points of this growth, the negative effect of currency translation into sterling was 4% points and underlying sales grew by 10% points.

Sales in the US grew by 16%. After adverse currency of 5%, growth was 21% of which the acquisition of ORATEC products contributed 14%, and underlying sales growth was 7%. The principal reason for the underlying sales growth was the introduction of a number of new products, particularly TRIVEX, FAST-FIX and BIO-RCI.

Sales outside the US grew by 14% (15% underlying growth after a 1% impact of currency translation). The ORATEC acquisition did not impact sales growth outside the US. As with orthopaedics, Australia recorded the highest rate of underlying sales growth. Sales in France, Italy and UK benefited from the introduction of new products in the repair segment.

On a product basis, Resection sales grew by 24% as a result of the ORATEC acquisition, Repair sales grew by 17% largely as a result of new products and sales of Visualisation, Access and Service increased by 2%. Underlying sales growths after 4% adverse currency were 28%, 21% and 6% respectively.

Operating Profit

Operating profit from the endoscopy business before goodwill amortisation and exceptional items increased by £7.0m (15%) from £46.8m in 2001 to £53.8m in 2002. Operating profits rose due to the increase in sales and the benefit of the ORATEC acquisition, which contributed operating profits of £3.8m.

Advanced Wound Management

Sales

Sales in the advanced wound management business increased by £36.1m (13%) from £285.6m in 2001 to £321.7m in 2002. The acquisitions made in 2001 contributed 4%, the negative effect of currency translation into sterling was 2% points and underlying sales grew by 11%.

Sales in the US grew by 6% after 5% negative currency of which 4% points was due to the full year effect of the ACTICOAT silver dressing acquired in May 2001. Sales of tissue-engineered wound dressings more than doubled to £6.1m following the launch of DERMAGRAFT, in the US, in April 2002.

Sales outside the US grew by 18% (an underlying rate of 14% with 4% contributed by acquisitions. The highest rates of underlying growth were in Japan and France due to increases in the sales forces. Sales in UK and Germany benefited from the full year effect of the acquisition of Advanced Woundcare in April 2001.

Of the principal products, sales of the ALLEVYN adhesive hydrocellular dressing increased by an actual and underlying rate of 21% and sales of ACTICOAT increased by 61% after 4% adverse currency affect, while sales of collagenase wound bed preparation products declined by 14% in the US due to supply problems but increased by 4% outside of the US.

Operating Profit

Operating profit from the advanced wound management business before goodwill amortisation and exceptional items increased by £7.9m (22%) from £36.1m in 2001 to £44.0m in 2002.

Losses arising from the DERMAGRAFT joint arrangement increased from £7.0m in 2001 to £8.0m in 2002 as a result of additional sales force expense following the launch of DERMAGRAFT in the US in April 2002 and the consolidation of 100% of losses from 25 November 2002 following the acquisition of the remainder of the ATS arrangements.

OUTLOOK AND TREND INFORMATION

The discussion below contains statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve known and unknown risks and uncertainties that could cause the Group’s actual results, performance or achievements to differ materially from those projected in forward-looking statements. Smith & Nephew cannot give assurance that such statements will prove correct. These risks and uncertainties include factors related to: the medical devices industry in general, the geographical markets in which the Group operates, the nature and efficiency of the Group’s products, the Group’s ability to research, develop, manufacture and distribute its products, the translation of currencies to pounds sterling and the values of international securities markets. For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, you should read “Risk Factors” beginning on page 20 of this document.

The markets on which the Group focuses continue to demonstrate robust growth and are expected to benefit for many years to come from an ageing population, active lifestyles and the development of less invasive techniques in orthopaedic and endoscopic surgery. Management believe that Smith & Nephew’s continuing innovation in advanced wound management products and the potential for further penetration of moist wound healing and wound bed preparation techniques should fuel expansion of this market.

Smith & Nephew continues to achieve strong sales growth in these markets and is demonstrating its ability to grow market share in orthopaedics and maintain market leadership in endoscopy and advanced wound management. Management believes that the Group is well placed to achieve strong underlying sales growth in 2004 and plans to invest in expanding its sales force, with at least 10% growth planned in 2004. Smith & Nephew also intends to continue to invest in research and development and manufacturing capacity where necessary and pursue acquisitions that strengthen its long-term prospects.

For 2004, Smith & Nephew expects increasing growth in its orthopaedics business, improved growth rates in endoscopy supported by the launch of a new progressive scan camera system and the next generation varicose vein removal system, and sustained growth in the advanced wound management business. The Group’s aim is to accelerate underlying sales growth within the orthopaedics business to high teens and to grow endoscopy and advanced wound management sales in high single digits. It also aims to increase its operating margins by around 1%.

A significant external influence on Group sales and profits in 2004 and beyond will be the translational effects of currency to the extent that average rates of exchange differ from those in year 2003. Reported sales and profits would benefit from a strengthening in the value of the US Dollar and Euro against Sterling compared with average rates of exchange in 2003 but would be reduced by a strengthening in the value of Sterling against those currencies.

A further influence on profit and on operating profit margin trends in 2004 and beyond will be the transactional effects of currency to the extent that rates of exchange differ from those in 2003. Operating profit margins will improve if the effective rate of exchange of the Euro compared with the US Dollar increases and will be reduced by a relative strengthening of the US Dollar. The effective rate of exchange will determine the average cost of finished goods purchased by the Group’s selling operations from its manufacturing operations and will be affected by actual rates of exchange, forward purchases of foreign currency and stock utilisation.

Management believes that with a positive backdrop for each of Smith & Nephew’s businesses that the Group is well placed to sustain its underlying mid-teens EPSA growth target going forward

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2003	2002	2001
	(£ million)
Net cash inflow from operating activities	214.5	211.0	193.5
Dividends received from joint venture	6.8	3.9	–
Net interest paid	(3.8)	(10.2)	(16.5)
Taxation paid	(52.2)	(52.3)	(76.2)
Capital expenditure and financial investment	(71.4)	(85.4)	(73.0)
Acquisitions and disposals	48.1	(128.8)	5.0
Equity dividends paid	(45.1)	(43.5)	(42.0)
Issue of ordinary share capital and own shares purchased	7.2	3.7	7.8

Net cash flow	104.1	(101.6)	(1.4)
Exchange adjustments	45.7	68.2	(5.8)
Opening net debt	(276.9)	(243.5)	(236.3)

Closing net debt	(127.1)	(276.9)	(243.5)

The Group’s net debt decreased by £109.2m from £236.3m at the beginning of 2001 to £127.1m at the end of 2003. Translation of foreign currency net debt into sterling had the effect of decreasing net debt by £108.1m in the three-year period ended 31 December 2003.

Acquisitions and Disposals

In the three-year period ended 31 December 2003, £75.7m of cash was spent on acquisitions, net of disposal proceeds, funded from net debt. Acquisitions totalled £279.9m and comprised ORATEC £191.2m, Beiersdorf Advanced Woundcare £30.0m, Collagenase £27.3m, Acticoat £13.5m, DERMAGRAFT £7.8m and other £10.1m.

In the same three-year period, £204.2m was received from the disposal of businesses and the formation of the BSN Medical. This comprised £61.7m for the ear, nose and throat business, £18.3m on the formation of BSN Medical, £71.8m for the rehabilitation business and £52.4m for AbilityOne.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. Capital expenditure on tangible and intangible fixed assets normally represents approximately 6% to 7% of continuing group turnover although it reached 7.7% in 2002 as several projects were completed in the same year.

In 2003 capital expenditure of £73.8m (£71.4m net of disposals of fixed assets) was incurred. The principal areas of investment were in facility expansions in Memphis, Andover and Largo to create additional manufacturing capacity, information systems and orthopaedic instruments.

At 31 December 2003, £2.6m of capital expenditure had been contracted for.

Operating Cash Flow

Management assesses available cash flow in terms of operating cash flow before outgoings on rationalisation, divestment, acquisition integration and other costs (for example, Centerpulse bid costs in 2003). This figure

(£169.7m for 2003) is after several adjustments to net cash inflow from operating activities, the most comparable UK GAAP figure. Management believes that this figure represents a truer reflection of cash flow generation because it excludes exceptional cash flow items. This measure is used in the Group’s management reporting, budgeting and planning. Management also analyses the “conversion rate” i.e. the percentage of this cash flow figure compared to group operating profit before goodwill amortisation and exceptional items, which was 77% for 2003 (2002 — 73%, 2001 — 78%). Management uses this conversion rate to monitor the efficiency of its use of capital employed and to provide meaningful year-on-year cash flow trend information. Management has set long-term targets for the Group of 70% — 80% cash flow conversion.

The following table presents a reconciliation of net cash inflow from operating activities to operating cash flow before outgoings on rationalisation, divestment, acquisition integration and Centerpulse costs.

	2003	2002	2001
		(£ million)
Net cash inflow from operating activities	214.5	211.0	193.5
Less: capital expenditure and financial investment	(71.4)	(85.4)	(73.0)

Operating cash flow	143.1	125.6	120.5
Add: rationalisation, acquisition integration and divestment costs	9.6	19.3	23.5
Add: Centerpulse transaction costs	17.0	–	–

Operating cash flow before outgoings on rationalisation, acquisition integration, divestment and Centerpulse costs	169.7	144.9	144.0

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At 31 December 2003, the Group held £26.0m in cash and balances at bank and had committed and uncommitted bank facilities of £358m and £231m respectively. Undrawn bank facilities amounted to £393m, of which £198m were committed. Of the undrawn committed facilities, £9m expire within one year and £189m after two but within five years. Of the drawn facilities, £96.9m expire within one year, £26.2m expire in 1-3 years and £73.4 expire within 3-5 years. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of the bi-annual dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2004, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

Further information regarding borrowings at 31 December 2003 is set out in Note 20 of the Notes to the Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

Pension Funding

The falls in the stock market values over the last four years have adversely affected the funding levels of both of Smith & Nephew’s major defined benefit plans in the UK and US. These plans continue to be accounted for under SSAP 24 and their combined SSAP 24 deficit is estimated as £55m at 31 December 2003 (2002 — £80m). This is less than the combined deficit under FRS17 of £121.2m (2002 — £111.2m), which is due to the non-investment return discount rate required to be applied to liabilities under FRS17. The SSAP 24 deficit is to be funded over members average future working lives. Existing provisions and planned increases in future contributions are considered adequate to cover the current under funding position.

Payment Policies

It is Company policy to ensure that suppliers are paid within agreed terms. At the year end, the Company’s trade creditors represented the equivalent of 35 days’ credit.

EXCHANGE AND INTEREST RATE RISK AND FINANCIAL INSTRUMENTS

The Board of Directors of the Company has established a set of policies to manage funding, currency and interest rate risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing.

Foreign Exchange Exposure

The Group trades in over 90 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to protect shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities wherever practicable. These liabilities take the form of either borrowings or currency swaps. It is the Group’s policy for operating units not to hold unhedged monetary assets or liabilities other than in their functional operating currencies.

Foreign exchange variations affect trading results in two ways. Firstly on translation of overseas sales and profits into sterling and secondly, the currency cost of purchases by Group companies of finished products and raw materials. The principal flows of currency are purchases of US Dollars and Sterling from Euros, Japanese yen and Canadian and Australian dollars, as well as cross purchases between the US and the UK.

The Group partly mitigates the translational impact on profits through the interest arising on foreign currency borrowings or swaps. The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts.

The Group manages £310m of foreign currency purchase transactions by using forward foreign exchange contracts, of which the major transaction flow is Euro into US Dollars. The Group’s policy is for firm purchase commitments to be fully covered and forecasts to be covered between 50% and 90% for up to one year. If the Euro were to weaken against US Dollar by 10% on average over the year, the fair value of forward foreign exchange contracts would increase by £3m.

Had the Group not transacted forward foreign exchange purchase contracts and if Sterling were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit on ordinary activities before taxation in 2003 would have increased by £27m on account of transactional and translational movements; if the Euro were to have weakened an average over the year by 10% against all other currencies, profit on ordinary activities before taxation in 2003 would have reduced by £10m; if the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit on ordinary activities before taxation in 2003 would not have changed materially.

The Group’s net debt is exposed to movements in exchange rates on foreign currency liabilities. If Sterling were to weaken against the US Dollar by 10% at 31 December 2004 the increase in the Group’s net debt would be £53m. If Sterling were to weaken on average over the year against all currencies excluding the US Dollar by 10%, the Group’s net debt would be increased by £19m. Thus, in total, if Sterling were to weaken against all currencies by 10%, the Group’s net debt would increase would be £72m.

Interest Rate Risk

The Group uses fixed rate currency swaps and uses simple floating to fixed rate interest rate swaps to meet its objective of protecting borrowing costs and differentials between borrowing and deposit rates within parameters set by the Board. Interest rate swaps are accounted for as hedges and, as such, changes in fair values resulting from changes to market rates are not recognised in the Group balance sheet nor in reported profits. The cash flow effects of interest rate swaps match cash flows on the underlying instruments such that there is no net cash flow effect from movements in market interest rates.

As at 31 December 2003, the majority of interest costs and differentials had been protected through to December 2004 with some protection carrying over into 2005.

If the Group had not transacted interest rate swaps to hedge its interest rate risk, based upon the net debt position at 31 December 2003 an increase in short-term interest rates across all currencies by one percentage point would increase the Group’s annual net interest payable by £1.3m. The Group’s financial assets and liabilities were principally at floating interest rates and thus their fair values are not directly affected by movements in market rates of interest.

At 31 December 2003, an increase of one percentage point in sterling and US Dollar interest rates would have reduced the fair value of Sterling interest rate swaps by £7m and increased the fair value of US Dollar interest rate swaps by £6m. In the case of decreases in interest rates of one percentage point, the changes to the fair values of the interest rate swaps would have been an increase of £7m relating to sterling and a reduction of £6m relating to US Dollars.

Financial Instruments

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. All financial instruments are accounted for as hedges. As a result, changes in fair values of financial instruments do not affect the Group’s profit on ordinary activities before taxation.

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

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2003 were as follows:

			Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ million)
Short-term debt obligations	96.4	96.4	–	–	–
Long-term debt obligations	98.8	–	25.6	73.2	–
Finance lease obligations	1.3	0.5	0.6	0.2	–
Operating lease obligations	95.1	19.9	22.3	13.4	39.5
Purchase obligations	2.3	2.3	–	–	–
Other	31.8	22.6	9.2	–	–

	325.7	141.7	57.7	86.8	39.5

Other contractual obligations consist of credit balances on currency swaps and interest rate swaps, forward foreign exchange contracts and acquisition consideration.

OFF-BALANCE SHEET ARRANGEMENTS

Management believes that the Group does not have any off-balance sheet arrangements, as defined by the SEC in Item 5E of Form 20-F, that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

Except for BSN Medical and AbilityOne (see Note 36 of Notes to the Accounts), no other related party has had material transactions or loans with Smith & Nephew over the last three financial years.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Under European regulation, from 2005 Smith & Nephew will be required to publish its financial statements under IFRS. The transition is being managed internally by a Project Committee reporting to a Steering Committee which is chaired by the Finance Director.

The Project Committee has performed a full assessment of the extant standards and their impact on both the reported financial statements and underlying business processes, and continues to monitor the progress of standards yet to be finalised. Bi-annual reports have been made to the Audit Committee on the likely impact of these changes. Smith & Nephew’s transition plan is in place and implementation has commenced, with changes to internal reporting systems, training and required amendments to financial processes underway. Management believes that the Group is on track to meet the convergence timetable and throughout 2004 intends to ensure appropriate communication of this internally and to investors.

Based on those standards currently in issue and management’s understanding of future developments, the major differences in accounting policies which are expected to impact Smith & Nephew are for employee benefits (in particular pensions accounting and a requirement for the expensing of all share options granted) acquisition goodwill which will no longer be amortised but will be subject to annual testing for impairment and increased recognition of intangible assets arising on acquisition. In addition, management expects the recognition criteria for deferred tax will change, resulting in a net write back of provisions, principally related to goodwill set-off against reserves. Although the standards on Financial Instruments have necessitated a change to the process of Smith & Nephew’s hedging practice and enhancements to documentation, the overall hedging strategy remains essentially unchanged. Management intends to continue monitoring developments as the standards and recognised practices evolve.

US GAAP

Smith & Nephew prepares its accounts in accordance with UK GAAP which differ in certain respects from US GAAP. Reconciliations of profit for the financial year and shareholders’ funds are set out in Note 40 of Notes to the Accounts.

Results

	2003	2002	2001
Profit for the financial year	£167.4m	£128.4m	£106.9m
Basic earnings per Ordinary Share	18.00p	13.87p	11.60p
Diluted earnings per Ordinary Share	17.88p	13.75p	11.49p

US GAAP profit for the financial year in 2003 is £19.3m higher than UK GAAP mainly due to the non-amortisation of goodwill of £18.5m, offset partly by higher amortisation of other intangible fixed assets of £9.9m. Other principal adjustments to profit include: a charge of £4.5m under SFAS 123 for stock based compensation (staff costs); a charge of £8.5m for pensions reflecting amortisation of a larger deficit and the use of lower interest rates for discounting liabilities; and a credit of £14.1m on the difference in deferred taxation accounting for intangibles.

Shareholders’ Funds

	2003	2002
	(£ million)
At 31 December	709.9	582.3

Shareholders’ funds in 2003 are £69.1m higher than UK GAAP principally due to the non-amortisation of goodwill, £49.1m; different recognition criteria for intangible assets and goodwill, £54.8m; dividends on a declared rather than a proposed basis, £28.9m; inclusion of a minimum pension liability, £88.0m; and lower taxation provision due to these adjustments of £35.6m.

Prospects

Smith & Nephew have published expectations of future results on a UK GAAP basis in “Outlook and Trend Information”.

New accounting standards in the US which may affect US GAAP results are detailed in Note 39 of the Notes to the Accounts.

CORPORATE GOVERNANCE

This section discusses Smith & Nephew’s structures and governance procedures.

The Board	44
Executive officers	45
Governance and policy	46
Shareholders	48
Accountability, audit and internal control framework	49

THE BOARD

The Board of Directors of Smith & Nephew as at 8 March 2004 comprised:

	Position	Initially elected or appointed	Term of appointment expires in
Dudley G. Eustace	Non-Executive Chairman	10 November 1999	2006
Sir Christopher J. O’Donnell	Executive Director, Chief Executive	1 September 1992	2004
Peter Hooley	Executive Director (responsible for Finance and Information Technology)	2 April 1991	2006
Dr. Pamela J. Kirby	Non-Executive Director	1 March 2002	2005
Warren D. Knowlton	Non-Executive Director	1 November 2000	2004
Brian Larcombe	Non-Executive Director	1 March 2002	2005
Richard De Schutter	Non-Executive Director	1 January 2001	2004
Dr. Rolf W. H. Stomberg	Non-Executive Director	1 January 1998	2004

Ages of and Appointments held by Directors

Dudley G. Eustace, Chairman, age 67, was appointed Deputy Chairman in 1999 and Chairman in January 2000. Chairman of the Nominations Committee. He is the non-executive Chairman of Sendo Holdings plc and a non-executive director of KLM Royal Dutch Airlines NV, Aegon NV, Hagenmeyer NV and Royal KPN NV. From March to August 2003 he was interim Chief Financial Officer of Royal Ahold N.V. and remained a member of the Corporate Executive Board until December 2003.

Sir Christopher J. O’Donnell, Chief Executive, age 57, joined the Group in 1988 as managing director of the Group’s medical division and was appointed a director of Smith & Nephew in 1992. He was appointed Chief Executive in 1997 and is a member of the Nominations Committee. He is a non-executive director of BOC Group Plc. Previously he held senior positions with UK and US companies in the medical engineering and devices industry.

Peter Hooley, Finance Director, age 57, joined the Group and was appointed Finance Director in 1991. He is a non-executive director of Cobham plc. Previously he held senior financial positions with Matthew Hall and BICC.

Dr. Pamela J. Kirby, age 50, appointed a director in March 2002 and is a member of the Remuneration Committee. She was formerly Chief Executive Officer of Quintiles Transnational Corporation.

Warren D. Knowlton, age 57, appointed a director in November 2000. He is Chairman of the Audit Committee and a member of the Remuneration Committee. He is Group Chief Executive of Morgan Crucible Plc.

Brian Larcombe, age 50, appointed a director in March 2002 and is a member of the Audit Committee. He is Chief Executive of 3i Group plc.

Richard De Schutter, age 63, appointed a director in January 2001 and is a member of the Audit Committee and the Remuneration Committee. He is a non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc., MedPointe Pharmaceuticals, Metaphore Pharmaceuticals, and Navicure Inc.

Dr. Rolf W. H. Stomberg, age 63, a director since 1998. He is senior independent director, Chairman of the Remuneration Committee and a member of the Audit Committee and Nominations Committee. He is Chairman of Management Consulting Group PLC and a non-executive director of Scania AB, Reed Elsevier plc, TPG Group Plc, Hoyer GmbH and Deutsche BP AG.

Other Directors

Sir Timothy Lankester retired from the Board on 29 April 2003.

EXECUTIVE OFFICERS

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. The Group Executive Committee (“GEC”), which comprises the Executive Directors and certain other senior executives of Smith & Nephew (the “Executive Officers”), assists the Chief Executive in the management of the business. The following are Executive Officers of Smith & Nephew and all, apart from the Company Secretary, are members of the GEC:

Dr. Peter Arnold, age 42, Group Director of Technology. He joined the Group in 1997 and worked in corporate business development and corporate research and development roles. In January 2004 he was appointed to the GEC. Prior to joining the Group he was responsible for research and development for Johnson & Johnson’s wound care business.

James L. Dick, age 51, President – Advanced Wound Management. He joined the Group in 1977 and has worked for the Group predominately in sales, marketing and general management roles with particular emphasis on international marketing, country management and new technology. He was appointed to the GEC in January 1999.

Peter W. Huntley, age 43, Group Director, Indirect Markets. He joined the Group and was appointed to the GEC in April 1998, responsible for the Group’s strategy and business planning. Previously he was a consultant with Deloitte Haskins and Sells and Business Development Director for Matthew Clark plc.

David Illingworth, age 50, President – Orthopaedics. He joined the Group and was appointed to the GEC in May 2002. His previous experience includes posts within GE Medical, as CEO of a publicly traded medical device company, President of a respiratory/critical care company and of a technology incubator.

James A. Ralston, age 57, Chief Legal Officer. He joined the Group in 1999 as Senior VP and General Counsel for North America and was appointed to the GEC in February 2002. Previously he was in private practice and VP General Counsel and Secretary for Eagle-Pitcher Industries, Inc.

James Taylor, age 47, President – Endoscopy. He joined the Group and was appointed to the GEC in June 2000. He was previously President of DePuy International and has held senior positions with British Leyland and Chloride Group.

Paul M. Williams, age 57, Group Director Human Resources. He joined the Group and was appointed to the GEC in December 1998. Previously he held human resources director roles with Rolls-Royce, Heinz and NCR.

Company Secretary

Paul R. Chambers, age 59. He joined the Group in 1994 as Assistant Company Secretary and was appointed Company Secretary in April 2002.

Other Members

Ronald M. Sparks left the Group in September 2003 and Dr. Alan Suggett retired on 31 December 2003.

GOVERNANCE AND POLICY

The Combined Code on Corporate Governance appended to and forming part of the UK Listing Authority’s Listing Rules requires companies on the official list to make a disclosure statement on the application of the principles of and compliance with the provisions of good governance in the Code.

The Board is committed to the highest standards of corporate governance and considers that the Company has complied throughout the year with Section 1 of the existing Combined Code of Best Practice on Corporate Governance. The Board has reviewed the changes as set out in the new Combined Code on Corporate Governance published in July 2003 and is taking the necessary steps to ensure compliance for the reporting year 2004.

The Company’s American Depositary Shares are listed on the New York Stock Exchange (“NYSE”) and the Company is therefore subject to the rules of the NYSE as well as the US securities laws and the rules of the US Securities and Exchange Commission (SEC) applicable to foreign private issuers. The Board believes that it has complied throughout the year with both SEC and NYSE requirements related to corporate governance.

The Board

The Board of Directors of Smith & Nephew is scheduled to meet five times a year and consists of an independent non-executive Chairman, two executive directors and five independent non-executive directors. In 2003 the Board met on nine occasions and individual attendance was: Dudley Eustace (9), Sir Christopher O’Donnell (9), Peter Hooley (9), Dr Pam Kirby (7), Warren Knowlton (8), Brian Larcombe (9), Richard De Schutter (9) and Dr Rolf Stomberg (9).

Non-executive directors meet regularly without management in attendance. Board meetings are held at the major business units enabling directors to have a greater understanding of the business and to meet the management of these units. All directors have full and timely access to all relevant information and, if necessary, to independent professional advice. Appropriate directors and officers liability insurance is in place and induction programmes and training are offered to new directors. All directors have access to the advice and services of the Company Secretary who is responsible to the Board for ensuring that board procedures are complied with.

The Board is responsible for the strategic direction and overall management of the Group and has a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects and treasury arrangements but otherwise delegates specific responsibilities to Board Committees, as described below. It reviews the key activities of the business and considers and reviews the work undertaken by the Committees.

There is a clear division of responsibilities between the Chairman and Chief Executive who is empowered by the Board to manage and supervise the day to day business of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board. The GEC advises and assists the Chief Executive in the management of the Group.

Procedures for the self-evaluation of performance by the Board are in place. However the Board is of the view that these require updating, and an external consultant is currently producing a performance evaluation report which will be presented to the Board after publication of this report.

The Board has determined that none of the independent directors or their immediate families has ever had a material relationship with the Group either directly as an employee or as a partner, shareholder or officer of an organisation that has a relationship with the Group. They do not receive additional remuneration apart from directors’ fees, do not participate in the Group’s share option schemes or performance related pay schemes, and are not members of the Group’s pension schemes. No director of Smith & Nephew is a director of a company or an affiliate in which any other director of Smith & Nephew is a director.

There is a senior independent director, Dr Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing Board meetings and meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee.

Details of the Group’s policies on remuneration, service contracts and compensation payments are included in the Remuneration Report on pages 51 to 58.

Board Committees

The Board is assisted by the Audit, Remuneration and Nominations committees each of which has its own terms of reference which may be found at www.smith-nephew.com. The secretary to each of the committees is the Company Secretary.

Audit Committee

The Audit Committee met on four occasions in 2003 (individual attendance is shown in parenthesis) and is chaired by Warren D Knowlton (4). He was appointed to the Committee in February 2001 and became Chairman of the Committee in July 2001. The other members of the Committee are Brian Larcombe (4) who was appointed to the Committee in January 2003, Richard De Schutter (4) who was appointed in February 2001 and Dr Rolf Stomberg (3) who was appointed in February 1998. Sir Timothy Lankester (2) retired as a member of the Committee on 29 April 2003.

The Audit Committee monitors the operation and effectiveness of internal financial controls, reviews the integrity of the accounts, ensures that they meet statutory and other requirements and reviews compliance with corporate governance requirements. It monitors and reviews the effectiveness of the Internal Audit department and selects, determines the fees and reviews the effectiveness, independence and objectivity of the auditors. Since January 2003, non-audit work performed by the auditors is pre-approved by the Committee which ensures that the non-audit work will not affect the independence of the auditors, within the meaning of regulatory and professional requirements, and that the objectivity of the audit partners and audit staff is not impaired. The Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board. The Board considers that all members of the Committee are qualified to meet the definition of financial expert in the Sarbanes-Oxley Act.

Remuneration Committee

The Remuneration Committee met three times in 2003 (individual attendance is shown in parenthesis) and is chaired by Dr Rolf Stomberg (3). The other members of the Committee are Dr Pam Kirby (3), Warren Knowlton (2) who was appointed in May 2003 and Richard De Schutter (3). The Remuneration Committee sets the pay and benefits of the executive directors and members of the GEC, approves their main terms of employment and determines share options and long-term incentive arrangements. It also reviews management succession planning. The Remuneration Report is on pages 51 to 58.

Nominations Committee

The Nominations Committee met on two occasions in 2003 (individual attendance is shown in parenthesis), chaired by Dudley Eustace (2), consists of Sir Christopher O’Donnell (2) and Dr. Rolf Stomberg (2). It oversees plans for Board of Directors’ succession, recommends appointments to the Board of Directors and determines the fees of the non-executive directors. It provides a formal and transparent procedure for the appointment of new directors to the Board and generally engages external consultants to advise on prospective Board appointees. Job profiles are agreed by the Committee before the consultants are engaged to prepare short lists of potentially suitable candidates.

Directors and Executive Officers

Under Smith & Nephew’s Articles of Association, any Director who has been appointed by the Board of Directors since the previous annual general meeting of shareholders, either to fill a casual vacancy or as an additional Director, holds office only until the next annual general meeting and then is eligible for election by the shareholders. Subsequently Directors shall retire and be eligible for re-appointment at the third annual general meeting after the meeting at which they were last re-appointed. The Directors are subject to removal with or without cause by the Board of Directors or the shareholders. Executive Officers serve at the discretion of the Board of Directors.

In 2004 and in accordance with the Articles of Association, Sir Christopher O’Donnell, Dr Rolf Stomberg, Warren Knowlton and Richard De Schutter retire by rotation and, being eligible, offer themselves for re-election at the annual general meeting to be held on 6 May 2004.

None of the Directors or Executive Officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the Director or Officer, or who is a Director or Officer of any subsidiary of Smith & Nephew) has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2002 to March 2004.

SHAREHOLDERS

Shareholders

The Group issues the Summary Financial Statement, which is a summary report on the year, to shareholders outside the US unless a shareholder requests the Group’s full Annual Report. Over 90% of shareholders have chosen to receive only the Summary Financial Statement. At the half year, an interim report is sent to all shareholders. A copy of the full Annual Report is available on the Smith & Nephew website along with press releases, institutional presentations and audio webcasts.

There are regular dialogues with individual institutional shareholders, together with results presentations twice a year. There is an opportunity for individual shareholders to question directors at the AGM and the Company regularly responds to letters from shareholders on a range of issues. Executive Directors review significant issues raised by investors with the Board.

In 2004, the Group will introduce quarterly reporting which will be made available through stock exchange announcements and on the Group’s website at www.smith-nephew.com.

Share Capital

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. No shares have been purchased or contracted for or are the subject of an option under the current expiring authority given by shareholders at the AGM of 29 April 2003.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and a resolution proposing their reappointment, which has been approved by the Audit Committee, will be put to the AGM.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the SEC may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report and some of the other information submitted by the Group to the SEC may be accessed through this website.

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Risk Management and Internal Control

The Board is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. An ongoing process has been in place for 2003 and to the date of approval of the report and accounts involving the identification, evaluation and management of key risks through a Risk Committee which reports to the Board annually, and by a system of functional reports to the Board and the review of internal financial controls by the Audit Committee. This process is reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, this process is designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

Risk Committee

The Risk Committee comprises the members of GEC and is chaired by the Chief Executive. As an integral part of planning and review, management at each of the business units identify the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage those risks. The areas of potential major impact are reported to the Risk Committee for review. These risks are detailed on pages 20 to 22.

In 2003, an independent assessment was carried out of the risk management framework established by the Group. This confirmed that the risk management system in place complied with the guidance in the Turnbull Report, a guidance report issued by The Institute of Chartered Accountants in England and Wales to assist companies listed on the official list of the London Stock Exchange to implement the requirements of the Combined Code on Corporate Governance.

Evaluation of Disclosure Controls and Procedures

As at 31 December 2003 the Group’s Chief Executive Officer and Finance Director evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures. Based upon and as of the date of that evaluation, the Chief Executive Officer and Finance Director concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Group files and submits under the Exchange Act is recorded, processed, summarised and reported as and when required.

There has been no change in the Group’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Disclosures Committee

The Disclosures Committee, chaired by the Chief Executive, consists of the Finance Director and the Director of Corporate Affairs. Its secretary is the Company Secretary. It approves the releases of all communications to investors and to the UK Listing Authority and New York Stock Exchange.

Code of Business Principles

In 2003, the Board adopted a code of business principles which may be found at www.smith-nephew.com or made available on request. The code is applicable to directors, officers and employees and any breaches of the code are directed in writing to the Company Secretary who is obliged to raise the issue with the Chief Executive or Chairman. Since its introduction in May 2003 there have been no reported breaches of the code nor have any waivers been put in place.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics which may be found at www.smith-nephew.com. It is applicable to the Chief Executive, Finance Director, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions during 2003 or up until the signing of these accounts.

Activities Of The Audit Committee for 2003

The role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the accounts, internal financial control, compliance with associated legal and regulatory requirements, the performance of the Internal Audit function and the external auditors’ performance, qualifications and independence. The Chief Executive, Chief Financial Officer and other members of management attended the meetings when necessary. The Group has a specific policy governing the conduct of non-audit work by the external auditors which prohibits the auditors from performing services which would result in the auditing of their own work, participating in activities normally undertaken by management, acting as an advocate for the Group and creating a mutuality of interest between the auditors and the Group, for example being remunerated through a success fee structure. During the year ended 31 December 2003 the principal activities of the Committee included:

•	consideration of the reports on the interim and annual accounts and proposed changes in UK GAAP and IFRS;

•	a review of the Group’s approach to internal financial control, its processes, outcomes and disclosures;

•	a review of the Internal Audit Department’s audit plan for the year, together with its resource requirements and findings;

•	a review of the reports from the auditors, Ernst & Young LLP, on their professional and regulatory compliance in order to maintain independence and objectivity including the rotation of partners. It also reviewed the audit, audit-related and tax services provided by Ernst & Young LLP and in approving non-audit services provided by Ernst & Young LLP ensured that their objectivity and independence was not compromised. Ernst & Young LLP provided no consultancy work;

•	the pre-approval of all non-audit work for the year;

•	consideration of the external auditors in-depth reports to the Committee on the scope and outcome of the annual audit, and management’s response. Their reports included accounting matters, governance and control and accounting developments;

•	no concerns were raised with the Committee about possible improprieties in matters of financial reporting or other matters; and

•	the Committee’s terms of reference were updated to reflect recent developments in corporate governance in the UK and the US.

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors, in each of the last two fiscal years, in each of the following categories are:

	2003	2002
	(£ million)
Audit	1.4	1.3
Audit-related	0.3	0.9
Tax	0.6	1.8
Other	3.7	–

	6.0	4.0

Audit fees include fees associated with the annual audit and local statutory audits required internationally. Audit-related fees principally include accounting consultation and information systems audits. Tax fees includes tax compliance, tax advice and tax planning services. All other fees comprise tax, financial due diligence and listing and registration documentation work in relation to the unsuccessful public offers for Centerpulse AG and InCentive Capital AG.

A more detailed breakdown of audit fees may be found in Note 37 of Notes to the Accounts.

Pre-Approval Policies and Procedures

Consistent with SEC policies regarding auditor independence, the Audit Committee has amended its policies and procedures relating to pre-approval of audit and non-audit services. In January of each year, the Audit Committee pre-approves annual limits for fees relating to audit, non-audit, taxation and other services in accordance with a detailed listing of particular services. The Audit Committee is subsequently notified of the particular service. In the event that limits for these detailed services are expected to be exceeded or the Group would like to ask its independent auditors to perform services that have not been pre-approved, the Audit Committee’s policies require approval by the Chairman of the Audit Committee and a notification to the Audit Committee of the service.

REMUNERATION REPORT

The Remuneration report is divided into two sections, unaudited and audited information in accordance with Schedule 7A to the Companies Act 1985. The audited information may be found on pages 56 and 57. The remaining sections are not subject to audit.

The Remuneration Committee

The compensation of Executive Directors and members of the GEC is determined by the Remuneration Committee. The Remuneration Committee comprises Dr. Rolf Stomberg (Chairman), Dr. Pamela J. Kirby, Warren Knowlton, who was appointed in May 2003, and Richard De Schutter. Sir Timothy Lankester retired as a member of the committee on 29 April 2003. On behalf of the Board of Directors, it determines the broad policy for executive remuneration. It reviews annually the remuneration, including pension entitlements, for Executive Directors and members of the GEC, and determines the operation of and the participants in the long-term incentive plan, share option schemes and the executive bonus plan. It reviews the relationship between the remuneration of Executive Directors and that of other employees and the competitiveness of executive remuneration, using data from independent consultants on companies of similar size, technologies and international complexity. It also reviews management succession planning. The Committee is assisted by Sir Christopher O’Donnell, the Chief Executive and Paul Williams, the Group Human Resources Director, both of whom have advised on all aspects of the Group’s reward structures and policies. In 2003, it received information from a number of independent consultants; Watson Wyatt on a broad range of remuneration issues; Towers Perrin and Hay Group on salary data; and Monks Partnership (an affiliate of PricewaterhouseCoopers LLP) on long-term incentive plan comparative performance. Watson Wyatt also acts as one of the retirement benefit consultants to the Group.

Remuneration Policy

The remuneration policy for 2003 and future years approved by the Remuneration Committee is to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and GEC members of a calibre that meets the Group’s needs to achieve its performance against financial objectives and relevant competitors’ practice. Remuneration includes base pay and benefits which are targeted at median competitive levels for fully acceptable performance, and bonus schemes which are designed to motivate and reward for outperformance. Individual remuneration levels are based on measurable performance against fair and open objectives and there are no automatic pay adjustments unless required by law or local protocol. As a longer-term objective, all employees should have the opportunity to share in the success of the business. Major changes to the remuneration policy would be discussed with the principal shareholders.

The principal components of remuneration, for Executive Directors and the GEC members are: basic salary and benefits; performance related bonus; long-term share incentives (or performance share plans); share options and pensions. Proposals to change the structure of some of these components for 2004 and thereafter are detailed on pages 54 and 55.

Basic Salary and Benefits

Basic salary reflects the responsibility of the job and individual performance. The Group also provides certain benefits such as private healthcare coverage and a company car or allowance in line with competitive practice.

Performance-Related Bonus

For Executive Directors, the Group operates an annual bonus scheme, 75% of which is based on annual growth in adjusted basic earnings per share before deducting goodwill amortisation (“EPSA”) and 25% of which is based on return on operating capital employed. The scheme is designed to encourage outstanding performance which the Remuneration Committee considers would contribute most to increasing shareholder value. Achievement of targets should produce a bonus of 30% of annual salary with a maximum of 100% for outperformance that demonstrates a step change in Group performance. Bonuses are not pensionable.

For members of the GEC with corporate responsibilities, excluding Executive Directors, the annual bonus plan is linked to earnings per share, return on capital employed and personal objectives. For those members with specific business unit responsibilities, targets are linked to earnings per share and sales, profit and return on capital employed of their respective business unit.

Long-Term Incentives

The Group operates a long-term incentive plan (“LTIP”) for Executive Directors and members of the GEC to motivate and reward these key executives to significantly enhance the value of the Group. Under this plan shares are transferred to participants depending on the Group’s performance relative to a group of 42 UK listed manufacturing companies with substantial international activities, using total shareholder return (“TSR”) over a three-year period as the prime measure. The maximum value of shares awarded for Executive Directors will not exceed the participants’ annual rate of basic salary at the date the award is granted, and for members of the GEC it will not exceed 75% of their annual basic salary. Shares will only be transferred to the participants if the Group’s TSR performance is at or above the median performance of the comparator companies, and growth in the Group’s EPSA exceeds growth in the United Kingdom Retail Price Index (“RPI”) in the same three-year period. At the median level, 25% of the award shares will vest. If the Group’s performance is in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis. The Group’s TSR performance and its performance relative to the comparator group is independently monitored by Monks Partnership (an affiliate of PriceWaterhouse Coopers LLP). TSR subject to real EPSA growth was identified and selected as the performance condition that represented a fair measure of the Group’s performance and would reflect increases in shareholder value. Every encouragement is given to Executive Directors and senior managers to build up a significant shareholding in the Group. Participants in the LTIP who have not left the Group will at the fifth and seventh anniversaries of the date of the award be given one additional bonus share for every five so retained.

The comparator group comprises the following companies:

Aga Foodservice Group	Coats	Johnson Matthey	Rolls-Royce
AstraZeneca Group	Cookson Group	Laird Group	Scapa Group
BAE Systems	Croda International	Low & Bonar	Spirax-Sarco Engineering
Balfour Beatty	De La Rue	Marconi	Spirent
BBA Group	Delta	Morgan Crucible Company	Tate & Lyle
BOC Group	Elementis	Novar	Tomkins
BPB	FKI	Pilkington	TT Electronics
British Vita	GKN	Reckitt Benckiser	Unilever (UK)
Bunzl	Halma	REXAM	Weir Group
Cadbury Schweppes	ICI	RMC Group
Charter	IMI

Share Options

Executive Directors were last granted options under executive share option schemes in 1996, which were not subject to performance conditions of exercise. The exercise of options granted to members of the GEC between 1997 and 2000 is subject to growth in adjusted basic earnings per share (after deducting goodwill amortisation) of not less than RPI plus 2% per annum in any period of three consecutive years. The Remuneration Committee determines the maximum multiple of an executive’s annual remuneration which is applied to limit the number of shares over which options in any year be granted to an executive. Currently the maximum multiples applied are one times in the UK and one and a half times in the US. For 2001 and 2002, under the Smith & Nephew 2001 UK Approved Share Option Plan and the Smith & Nephew 2001 UK Unapproved Share Option Plan the exercise of options is subject to adjusted basic earnings per share growth after deducting goodwill amortisation of not less than RPI plus 3% per annum, on average, in a performance period of three consecutive years. In 2003 basic adjusted earnings per share growth (after deducting goodwill amortisation) was replaced by adjusted basic earnings per share growth before deducting goodwill amortisation. In the event the performance target is not met by the end of the third year, the performance period is extended to four years. If it has not been met after four years, the performance period is extended to five years. If it has still not been met at the end of the fifth year the options will lapse. Performance conditions were selected to be in line with market practice at the time. Options granted under the Smith & Nephew 2001 US Share Plan, in line with US market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. Since 2002, members of the GEC are not granted share options except on appointment. Share options are not offered at a discount to the market value at the time of grant. UK Executive Directors and members of the GEC are eligible to contribute to the Smith & Nephew Employee Share Option Scheme (Sharesave) and US members of the GEC are eligible to participate in the Employee Stock Purchase Plan.

Pensions

Executive Directors and the UK based members of GEC have a normal retirement age of 62 and participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of one-thirtieth of final pensionable salary, up to a limit, based on service, of two-thirds of final pensionable salary subject to Inland Revenue constraints. Pensions in payment are guaranteed to increase by 5% per annum or the rate of inflation in the UK, if lower. Death in service cover of four times salary and spouse’s pension at the rate of two-thirds of the member’s pension are provided on death. A supplementary unfunded defined contribution arrangement partially compensates for the UK Inland Revenue earnings cap on final pensionable salary.

The US based members of GEC participate in either the defined benefit Smith & Nephew US Pension Plan or the US Savings Plan 401(k) Plus. Under the US Pension Plan pensions accrue at an annual rate of approximately one-sixty second of final pensionable salary, up to a limit, based on service, of 60% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one-half of the member’s pension on death. Normal retirement age under the plan is 65. A supplementary defined benefit plan is used to enable benefits to be payable from age 62 without reduction for early retirement as for UK executives. A supplementary defined contribution plan is used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits. Under the US Savings Plan 401(k) Plus, a defined contribution amount is paid.

Service Contracts

Executive Directors, in line with Group policy, are appointed on contracts terminable by the Group on not more than twelve months notice. All new appointments of Executive Directors are intended to have twelve-month notice periods, but it is recognised that for some appointments a longer period may initially be necessary for competitive reasons, reducing to twelve months thereafter. Sir Christopher O’Donnell, appointed to the Board of Directors in September 1992, has a service agreement with the Company dated January 1992 which expires on his 62nd birthday in October 2008. Peter Hooley, appointed to the Board of Directors in April 1991 has a service contract with the Company dated January 1992 which expires on his 62nd birthday in June 2008. Both service agreements are terminable by the Company on not more than twelve months notice and by the Executive Director on six-months notice. Termination of the contract by the Group, except for “cause”, would entitle the Executive Directors to twelve months’ basic salary, bonus at target of 30%, a contribution of 30% of salary to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the LTIP entitlement.

Non-Executive Directors do not have service contracts but instead have letters of appointment and are normally appointed for terms of three years terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a three-month notice period. Their remuneration is determined by the Nominations Committee who aim to set fees that are competitive with other companies of equivalent size and complexity.

External Non-Executive Directorships

Non-executive directorships provide Executive Directors with valuable experience beneficial to the Company. Such appointments are subject to the approval of the Nominations Committee and restricted to one appointment for each Executive Director. All fees are paid to the Company.

Performance Graph

Schedule 7A to the Companies Act 1985 requires a graph to be published showing the Company’s TSR against the TSR performance of a broad equity market index. As a component company of the FTSE 100 index a graph of the Company’s TSR performance compared to that of the TSR of the index is shown below.

Remuneration Proposals — 2004

Over the last four years, Smith & Nephew has transformed its business into a high technology, high performing global medical devices company. During that period, the Group has delivered consistent growth and high levels of total shareholder return. As the current long-term incentive plan pre-dates this period of transformation, the Remuneration Committee has reviewed whether any changes need to be introduced to maintain and enhance this record of success. Having taken advice from Watson Wyatt, the Remuneration Committee has determined that current arrangements for senior executives need to be restructured to maintain competitiveness and to be more highly geared to target the highest levels of performance. This is consistent with the stated policy of the Remuneration Committee to provide base pay and benefits which are targeted at median competitive levels for fully acceptable performance and bonus plans which are designed to motivate and reward for outperformance. The Remuneration Committee is also mindful of an increasingly competitive recruitment environment for executives both in the UK and the US (where the greater proportion of the senior group of Smith & Nephew executives are based) who have a proven record of success.

Commencing in 2004 and subject to shareholder approval, the following new long-term incentive arrangements, “the 2004 Plan”, are presently intended to apply to Executive Directors and the top 40 senior executives (including those on GEC):

•	a new Performance Share Plan;

•	a new Share Option Plan; and

•	a Co-Investment Plan, to encourage participants to build and maintain a stake in the business.

The proposed Performance Share Plan

It is intended to make awards over shares in the Company dependant upon the performance of the Company. These awards would be made annually and would vest only if defined levels of shareholder returns are attained over a fixed period of three financial years beginning with that in which the award is made. It is intended that the award shares would be divided into two tranches so as to measure total shareholder returns relative to both the UK FTSE-100 index and the major companies in the medical devices industry which would include Boston Scientific, Conmed, Coloplast, Orthofix, St Jude Medical, Wright Medical, Johnson & Johnson, Edwards LifeSciences Corp, Stryker, Biomet, Medtronic, Beckton Dickinson, Baxter, Synthes-Stratec, Guidant, Arthrocare and Zimmer. The initial split of awards between the two comparative groups will be 50% UK FTSE-100 index and 50% the medical devices companies. If, in relation to either tranche, the Company is ranked at or exceeds the median level, 25% of the award shares in that tranche would vest. If the Company is ranked at the 75th centile (counting from the bottom), all of the award shares in that tranche would vest. The percentage of award shares which vest if the Company is ranked between those levels would increase pro-rata, on a straight-line basis, between 25% and 100% of the award shares. If the Company is ranked above the 75th centile, the number of shares which vest would be further increased pro-rata, on a straight-line basis, up to a maximum of 150% of the award shares at or above the 90th centile. There will be no vesting if the performance is not achieved after three years and there will be no retesting.

The proposed Share Option Plan

Under the new share option plan annual share option grants would be made at market value up to the equivalent of the participant’s basic annual salary. These will be exercisable after three years provided the earnings per share performance targets for each three-year period set by the Remuneration Committee have been met. It is intended that, in relation to options granted in 2004, 25% of the option shares will vest if growth in EPSA over the three-year period ending 31 December 2006 is or exceeds 26% (i.e. 8%, compounded annually), with 50% vesting if such growth is at least 48% (i.e. 14%, compounded annually). Only if growth in EPSA over that period exceeds 73% (i.e. 20%, compounded annually) will all of the option shares vest. Option shares will vest pro rata, on a straight-line basis, if growth in EPSA over that period is between these levels. There will be no re-testing if the performance target is not achieved after three years.

The proposed Co-Investment Plan

Under this plan, up to a maximum of one-half of the annual gross bonus, (capped at 20% of basic annual salary for Executive Directors and members of the GEC and 18% of basic annual salary for other participants), may be set aside as investment in the plan. The net (after tax) amount of the gross amount set aside would then be used to purchase shares in the Company. If such shares are held for three years, and the Company achieves a target level of growth in EPSA over that three-year period of at least 48% (i.e. 14%, compounded annually), the participant will be entitled to one matching share for every share that could have been acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is at least 60% (i.e. 17%, compounded annually), the participant would then be entitled to two matching shares for each share which could have been so acquired out of the gross equivalent amount of the net bonus applied to shares. There is no sliding scale or pro-rata vesting of matching awards between these performance targets, and re-testing is not permitted.

Shareholding Requirement

A shareholding requirement will be introduced for Executive Directors and senior executives which will require Executive Directors to build a shareholding in the Company over a five-year period equal to basic annual salary. Appropriate shareholding targets will be set for the other senior executives.

These proposals, further details of which may be found in the letter to shareholders accompanying these Accounts, have been discussed with several major institutional shareholders and approval will be sought from shareholders at the Annual General Meeting to be held on 6 May 2004.

DIRECTORS’ REMUNERATION 2003

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits(i)	Bonus	Total emoluments excluding pension entitlements	Pension entitlements	Total including pension entitlements 2003	Total excluding pension entitlements 2002	Total including pension entitlements 2002
	(£ thousands)
Chairman (non-executive):
Dudley G. Eustace	190	–	–	190	–	190	170	170

Executive Directors:
Sir Christopher O’Donnell	548	28	454	1,030	42	1,072	856	890
Peter Hooley	312	15	259	586	84	670	511	583

Non-executive Directors:
Dr. Rolf W. H. Stomberg	35	–	–	35	–	35	30	30
Warren D. Knowlton	35	–	–	35	–	35	30	30
Richard De Schutter	35	–	–	35	–	35	30	30
Dr. Pamela J. Kirby (from 1 March 2002)	35	–	–	35	–	35	25	25
Brian Larcombe (from 1 March 2002)	35	–	–	35	–	35	25	25
Sir Timothy Lankester (to 29 April 2003)	12	–	–	12	–	12	30	30
Sir Anthony Cleaver (to 28 February 2002)	–	–	–	–	–	–	5	5
Sir Brian Pearse (to 28 February 2002)	–	–	–	–	–	–	5	5

Total	1,237	43	713	1,993	126	2,119	1,717	1,823

(i)	Includes cash allowances and benefits in kind.

Pensions

	Accrued pension as at 1 Jan 2003	Increase in accrued pension excluding inflation	Accrued pension at 31 Dec 2003	Transfer value of accrued pension at 1 Jan 2003	Directors’ contributions during 2003	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at 31 Dec 2003
		(£ per annum)		(£)	(£)	(£)	(£)
Sir Christopher O’Donnell	153,000	40,000	195,000	1,880,000	27,000	898,000	2,805,000
Peter Hooley	29,000	3,000	32,000	359,000	4,000	103,000	466,000

An amount of £81,000 (2002 — £69,000) was provided under the supplementary unfunded defined contribution arrangement for Peter Hooley, bringing his total benefit under the plan to £400,000 (2002 — £319,000).

For Sir Christopher O’Donnell and Peter Hooley, 56% of total remuneration excluding pension entitlement was base salary and benefits and 44% related to Group performance.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation have been paid to past directors.

Directors’ Share Options

	Options 1 Jan 2003		Granted during the year		Exercised	Exercise price	Market price at date of exercise	Profit on exercise	Options 31 Dec 2003	Average exercise price	Range of exercisable dates of options held at 31 Dec 2003
	(Number)		(Number)		(Number)	(p)	(p)	(£)	(Number)	(p)	(Date)
Sir Christopher O’Donnell	170,000	(1)	–		–	–	–	–	170,000	187.0	8/97-9/06
	3,192	(2)	–		–	–	–	–	3,192	296.0	11/05-4/06
	344,303	(3)	187,317	(4)	–	–	–	–	531,620	–	2/01-7/10

Total	517,495		187,317		–	–	–	–	704,812

Peter Hooley	227,500	(1)	–		60,000	143.0	414.25	162,750	167,500	163.0	8/97-9/06
	3,349	(2)	–		–	–	–	–	3,349	289.0	11/04-4/05
	219,833	(3)	117,490	(5)	–	–	–	–	337,323	–	2/01-7/10

Total	450,682		117,490		60,000	143.0	414.25	162,750	508,172

(1)	Options granted under Executive Share Option Plans.
(2)	Options granted under the UK sharesave schemes.
(3)	Nil-cost options acquired through the vesting of LTIP awards.
(4)	Includes vesting of 2000 LTIP award (155,065 shares) and award of fifth anniversary bonus shares (32,252 shares).
(5)	Includes vesting of 2000 LTIP award (96,916 shares) and award of fifth anniversary bonus shares (20,574 shares).

The range in the market price of the Group’s Ordinary Shares during the year was 329.5p to 482.5p and the market price at 31 December 2003 was 469.5p. Exercise prices of all outstanding options at 31 December 2003 were below 469.5p. The total profit on exercise of options during the year was £162,750 as set out above (2002 — £211,950: Peter Hooley £211,950).

LTIP Awards

The maximum number of shares to be allocated to each Executive Director under the LTIP, all for nil consideration, are:

	Maximum number of shares awarded at 1 Jan 2003	Awards during the year	Market price	Vested award	Market price at date of award 1 July 2000	Market price at date of vesting	Number of shares awarded at 31 Dec 2003	Latest performance period
	(Number)		(p)	(Number)	(p)	(p)	(Number)
Sir Christopher O’Donnell	386,488	139,609	404.7	155,065	243.0	399.3	371,032	31.12.06
Peter Hooley	236,824	79,070	404.7	96,916	243.0	399.3	218,978	31.12.06

For the three-year plan period commencing 2001, the Group’s TSR of 76.85% was ranked third in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 100% of the shares awarded conditionally in 2001.

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	8 March 2004(i)		31 December 2003		1 January 2003
	Shares(ii)	Options	Shares(ii)	Options	Shares(ii)	Option
	(Number)
Dudley G. Eustace	50,295	–	50,295	–	49,679	–
Sir Christopher O’Donnell	163,543	190,509	123,543	704,812	122,136	517,495
Peter Hooley	129,594	508,172	129,594	508,172	111,571	450,682
Brian Larcombe	–	–	–	–	–	–
Dr. Pamela J. Kirby	–	–	–	–	–	–
Dr. Rolf W. H. Stomberg	7,024	–	7,024	–	6,945	–
Warren D. Knowlton	18,501	–	18,501	–	12,501	–
Richard De Schutter	200,000	–	200,000	–	200,000	–

(i)	The latest practicable date for this Annual Report.
(ii)	Holdings of the directors together represent less than 1% of the Ordinary Share Capital of the Company.

In addition to the above, on 16 March 2004, Sir Christopher O’Donnell will become entitled to 110,544 Ordinary Shares and Peter Hooley to 69,090 Ordinary Shares in respect of the 100% vesting of the 2001 long-term incentive plan. There were no other changes in the interests of Directors between 31 December 2003 and 16 March 2004.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

Senior Management Remuneration

For US reporting purposes, it is necessary to provide information on remuneration and interests of directors and members of the Company’s administrative, supervisory or management bodies (“the senior management”). For the purposes of this disclosure, senior management comprises members of GEC. In respect of the financial year 2003 the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to members of GEC for the periods during which they served in that capacity was £4,240,000, the aggregate increase in accrued pension benefits was £79,000, the aggregate payment to defined contribution schemes was £7,000 and the aggregate amounts provided for under the supplementary schemes was £310,000. During 2003 members of the GEC were granted options over 401,884 shares under the LTIP and options over 6,086 shares under all the employee sharesave schemes and awarded 444,999 shares in the LTIP. As of 8 March 2004 members of the GEC (comprised of nine persons) owned 448,131 shares and 362 ADSs, constituting less than one per cent of the issued share capital of the Company. Members of the GEC also held, as of this date, options to purchase 1,328,737 shares and 20,000 ADSs; and 1,078,562 shares awarded under the LTIP.

By order of the Board, 16 March 2004:

Paul Chambers

Secretary

ACCOUNTS

Directors’ responsibilities for the accounts	60
Independent auditors’ reports	61
Group profit and loss account	63
Group balance sheet	64
Group cash flow statement	65
Group statement of total recognised gains and losses	66
Group reconciliation of movements in shareholders’ funds	66
Parent company balance sheet	67
Notes to the accounts	68

DIRECTORS’ RESPONSIBILITIES FOR THE ACCOUNTS

The directors are responsible for the preparation of the Annual Report, including the remuneration report in accordance with relevant UK legislation and other UK requirements. The directors are required by UK company law to prepare accounts for each financial year that give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the results of the Group for the year. In preparing the accounts, appropriate UK accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable UK accounting standards have been followed. The directors have satisfied themselves from internal forecasts and available bank facilities that the Group continues as a going concern.

The directors are also responsible for the maintenance of the Group’s system of internal financial controls. These are designed to give reasonable assurance that proper procedures exist for the maintenance of adequate accounting records, safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities. To this end the Company has identified and documented minimum internal financial control standards. Annual budgets are prepared and approved by the directors, and the directors have reserved capital expenditure and treasury authority levels to the Board and its delegated committees. The Group operates a system of regular monthly reporting including revised profit and cash forecasts. Business risks are identified and monitored on a regular basis. The Group operates an internal audit function which monitors the adequacy of internal financial controls and systems and compliance with Group standards. The internal auditor gives a report to the Audit Committee and the Audit Committee reviews the operation and effectiveness of internal financial controls and reporting of the Group.

A copy of the Annual Report is placed on the website of Smith & Nephew plc. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS’ REPORTS TO THE MEMBERS OF SMITH & NEPHEW PLC

United Kingdom Report

We have audited the Group’s accounts for the year ended 31 December 2003 which comprise the Group profit and loss account, Group balance sheet, parent company balance sheet, Group cash flow statement, Group statement of total recognised gains and losses, Group reconciliation of movements in shareholders’ funds and the related Notes 1 to 40. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the remuneration report that is described as having been audited.

Respective Responsibilities of Directors and Auditors

The directors’ responsibilities for preparing the annual report, remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the accounts and the part of the remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the directors’ responsibilities for the accounts, unaudited part of the remuneration report, corporate and social responsibility and corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the remuneration report to be audited.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and of the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and the financial statements and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP

Registered Auditor

London, England

16 March 2004

United States Report

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2003 and 2002, and the related Group profit and loss accounts and Group statements of total recognised gains and losses, movements in shareholders’ funds and cash flows for each of the three years in the period ended 31 December 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Smith & Nephew Group as at 31 December 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 40 of Notes to the Financial Statements).

Ernst & Young LLP

London, England

16 March 2004

GROUP PROFIT AND LOSS ACCOUNT

	Years ended 31 December
	2003		2002		2001
	(£ million, except per Ordinary Share amounts)
Turnover — (Note 2)
Ongoing operations	1,178.9		1,083.7		943.0
Operations contributed to the joint venture	–		–		35.3

Continuing operations	1,178.9		1,083.7		978.3
Discontinued operations	–		26.2		103.4

Group turnover	1,178.9		1,109.9		1,081.7
Share of joint venture	163.9		155.0		123.6

	1,342.8		1,264.9		1,205.3

Operating profit — (Notes 2 and 3)
Ongoing operations:
Before goodwill amortisation and exceptional items	220.7		196.0		170.8
Goodwill amortisation*	(18.5)		(17.5)		(10.4)
Exceptional items: Centerpulse costs* — (Note 4)	(17.6)		–		–
Exceptional items: other* — (Note 4)	(4.8)		(29.9)		(19.3)

	179.8		148.6		141.1
Operations contributed to the joint venture:
Before exceptional items	–		–		3.6
Exceptional items* — (Note 4)	–		–		(1.8)

Continuing operations	179.8		148.6		142.9
Discontinued operations	–		2.1		11.1

Group operating profit	179.8		150.7		154.0
Share of operating profit of the joint venture before exceptional items	22.7		19.6		12.8
Share of joint venture exceptional items* — (Note 4)	(2.7)		(2.6)		(5.0)
Share of operating profit of associated undertaking	4.8		4.9		–

	204.6		172.6		161.8
Net profit on disposals of discontinued operations* — (Note 5)	–		18.0		49.2
Net profit on disposal of the associated undertaking* — (Note 5)	31.5		–		–

Profit on ordinary activities before interest	236.1		190.6		211.0
Net interest payable — (Note 6)	(6.0)		(12.7)		(17.4)

Profit on ordinary activities before taxation	230.1		177.9		193.6
Taxation — (Note 9)	(82.0)		(65.8)		(64.0)

Attributable profit for the year (i)	148.1		112.1		129.6
Ordinary dividends — (Note 10)	(46.1)		(44.6)		(42.9)

Retained profit for the year	102.0		67.5		86.7

Basic earnings per Ordinary Share — (Note 12)	15.92	p	12.11	p	14.07	p
Diluted earnings per Ordinary Share — (Note 12)	15.82	p	12.02	p	13.95	p

*Results before goodwill amortisation and exceptional items:
Profit before taxation — (Note 11)	242.2		209.9		180.9
Adjusted basic earnings per Ordinary Share — (Note 12)	18.49	p	16.02	p	13.96	p
Adjusted diluted earnings per Ordinary Share — (Note 12)	18.38	p	15.89	p	13.84	p

(i)	A summary of the adjustments to attributable profit for the financial year that would be required had accounting principles generally accepted in the US been applied rather than those generally accepted in the UK is set out in Note 40 of the Notes to the Accounts.

GROUP BALANCE SHEET

	At 31 December
			Restated (ii)
	2003	2003	2002	2002
	(£ million)
Fixed assets:
Intangible assets — (Note 13)		269.4		317.2
Tangible assets — (Note 14)		257.6		255.8
Investments — (Note 15)		5.0		5.0
Investment in joint venture — (Note 16):
Goodwill	70.7		70.3
Share of gross assets	104.8		106.2
Share of gross liabilities	(53.9)		(61.5)

		121.6		115.0
Investment in associated undertaking – (Note 17)		–		8.5

		653.6		701.5
Current assets:
Stocks — (Note 18)	230.6		229.5
Debtors — (Note 19)	334.5		280.7
Cash and bank — (Note 20)	26.0		22.5

	591.1		532.7
Creditors: amounts falling due within one year:
Borrowings — (Note 20)	96.9		151.9
Other creditors — (Note 22)	308.4		306.8

	405.3		458.7
Net current assets		185.8		74.0

Total assets less current liabilities		839.4		775.5

Creditors: falling due after more than one year:
Borrowings — (Note 20)	99.6		164.2
Other creditors — (Note 22)	8.8		6.3
Provisions for liabilities and charges — (Note 23)	90.2		88.1

		198.6		258.6

		640.8		516.9

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note 24)		114.1		113.5
Share premium account — (Note 26)		152.0		143.8
Profit and loss account — (Note 26)		376.8		262.5
Own shares — (Note 27)		(2.1)		(3.2)

		640.8		516.6
Non-equity shareholders’ funds:
Called up non-equity share capital — (Note 24)		–		0.3

Shareholders’ funds		640.8		516.9

Approved by the Board on 16 March 2004.

Dudley Eustace Chairman Christopher O’Donnell Chief Executive Peter Hooley Finance Director

(i)	A summary of the adjustments to shareholders’ funds that would be required had accounting principles generally accepted in the US been applied rather than those generally accepted in the UK is set out in Note 40 of the Notes to the Accounts.

(ii)	2002 figures have been restated for the adoption of UITF 38 (see Note 27 of the Notes to the Accounts).

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2003	2002(ii)	2001(ii)
	(£ million)
Net cash inflow from operating activities — (Note 28)	214.5	211.0	193.5
Dividends received from joint venture	6.8	3.9	–

Returns on investments and servicing of finance:
Interest received	11.0	6.6	2.5
Interest paid	(14.8)	(16.8)	(19.0)

Net cash outflow from returns on investments and servicing of finance	(3.8)	(10.2)	(16.5)

Taxation paid	(52.2)	(52.3)	(76.2)

	165.3	152.4	100.8

Capital expenditure and financial investment:
Capital expenditure	(73.2)	(85.2)	(74.7)
Disposal of fixed assets	2.4	1.1	4.1
Trade investments	(0.6)	(1.3)	(2.4)

	(71.4)	(85.4)	(73.0)

Acquisitions and disposals:
Acquisitions	(4.3)	(245.4)	(69.3)
Cash acquired on acquisition of ORATEC	–	39.1	–
Disposals	–	71.8	61.7
Disposal of associated undertaking	52.4	–	–
Debt repaid by the joint venture	–	5.7	24.6
Joint venture formation costs	–	–	(12.0)

	48.1	(128.8)	5.0

Equity dividends paid	(45.1)	(43.5)	(42.0)

Cash inflow/(outflow) before use of liquid resources and financing	96.9	(105.3)	(9.2)

Financing:
Issue of ordinary share capital	8.5	6.1	9.0
(Decrease)/increase in borrowings due within one year — (Note 28)	(47.4)	70.6	30.2
(Decrease)/increase in borrowings due after one year — (Note 28)	(52.9)	18.1	(7.4)
Settlement of currency swaps — (Note 28)	–	–	(14.0)
Own shares purchased	(1.3)	(2.4)	(1.2)

Net cash (outflow)/inflow from financing	(93.1)	92.4	16.6

Increase/(decrease) in cash net of overdrafts — (Note 28)	3.8	(12.9)	7.4

(i)	The significant differences between the cash flow statement presented above and that required under accounting principles generally accepted in the US are set out in Note 40 of Notes to the Accounts.

(ii)	2002 and 2001 figures have been restated for the adoption of UITF 38 (see Note 27 of the Notes to the Accounts).

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Years Ended 31 December
	2003	2002	2001
	(£ million)
Attributable profit for the financial year (i)	148.1	112.1	129.6
Unrealised gain on formation of joint venture	–	–	31.8
Translation differences on foreign currency net investments	3.8	9.1	(8.8)

Total recognised gains and losses relating to the year	151.9	121.2	152.6

(i)	Included in the attributable profit for the financial year is £12.5m (2002 — £10.3m, 2001 — £4.4m) profit relating to the joint venture and £2.8m (2002 — £3.0m, 2001 — nil) profit relating to the associated undertaking.

(ii)	The statement of comprehensive income required under accounting principles generally accepted in the US is set out in Note 40 of Notes to the Accounts.

GROUP RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Years Ended 31 December
		Restated(i)	Restated(i)
	2003	2002	2001
	(£ million)
Attributable profit for the financial year	148.1	112.1	129.6
Dividends	(46.1)	(44.6)	(42.9)

Retained profit for the year	102.0	67.5	86.7
Translation differences on foreign currency net investments	3.8	9.1	(8.8)
Goodwill on disposals	8.2	30.0	–
Goodwill on operations contributed to the joint venture	–	–	17.9
Unrealised gain on formation of joint venture	–	–	31.8
Share based expense recognised in the profit and loss account	2.7	1.6	1.5
Cost of own shares purchased (Note 27)	(1.3)	(2.4)	(1.2)
Issue of shares	8.5	8.4	11.1
Movements relating to the QUEST (Note 25)	–	(2.3)	(2.1)

Net addition to shareholders’ funds	123.9	111.9	136.9
Opening shareholders’ funds as previously stated	517.3	404.6	268.0
Adjustment on adoption of UITF 38	(0.4)	0.4	0.1

Opening shareholders’ funds restated	516.9	405.0	268.1

Closing shareholders’ funds	640.8	516.9	405.0

(i)	2002 and 2001 figures have been restated for the adoption of UITF 38 (see Note 27 of the Notes to the Accounts).

PARENT COMPANY BALANCE SHEET

	At 31 December
		Restated(i)
	2003	2002
	(£ million)
Fixed assets:
Tangible assets — (Note 14)	7.0	8.0
Investments — (Note 15)	756.8	756.8

	763.8	764.8

Current assets:
Debtors — (Note 19)	1,538.6	1,444.7
Cash and bank — (Note 20)	3.1	9.1

	1,541.7	1,453.8

Creditors: amounts falling due within one year:
Borrowings — (Note 20)	67.2	127.2
Other creditors — (Note 22)	1,798.0	1,532.3

	1,865.2	1,659.5

Net current liabilities	(323.5)	(205.7)

Total assets less current liabilities	440.3	559.1
Creditors: amounts falling due after more than one year:
Borrowings — (Note 20)	98.3	162.3
Other creditors — (Note 22)	4.8	1.3
Provisions for liabilities and charges — (Note 23)	1.2	2.6

	104.3	166.2

	336.0	392.9

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note 24)	114.1	113.5
Share premium account — (Note 26)	152.0	143.8
Profit and loss account — (Note 26)	72.0	138.5
Own shares — (Note 27)	(2.1)	(3.2)

	336.0	392.6
Non-equity shareholders’ funds:
Called up non-equity share capital — (Note 24)	–	0.3

Shareholders’ funds	336.0	392.9

Approved by the Board on 16 March 2004.

Dudley Eustace Chairman Christopher O’Donnell Chief Executive Peter Hooley Finance Director

(i)	2002 figures have been restated for the adoption of UITF 38 (see Note 27 of the Notes to the Accounts).

NOTES TO THE ACCOUNTS

1.	Accounting Policies

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards, include the disclosures required by Financial Reporting Standard 17 (“FRS 17”) and comply with Urgent Issues Task Force Abstract 38 (“UITF 38”).

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and all the subsidiaries and associated undertakings during the year ended 31 December 2003 for the periods during which they were members of the Group. In these financial statements, “Group” means the Company and all its subsidiaries.

Entities in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other under a contractual agreement are joint ventures. Joint ventures are included in the consolidated accounts under the gross equity method.

Entities in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions are associated undertakings. Associates are included in the consolidated accounts under the equity method.

Turnover

Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Turnover from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to, or services performed for, customers except that sales of stock located at customer premises and available for customers’ immediate use are recognised on notification that the product has been implanted or used. Appropriate provisions for returns, trade discounts and other allowances are deducted from turnover. Other turnover is recorded as earned or as services are performed.

Foreign Currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into sterling at the year-end rates of exchange. Profit and loss items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at the average rates for the year.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges with the hedge transaction recorded at the rate implicit in the contract. Changes in the fair value of these forward contracts are recognised in the profit and loss account on the ultimate sale of the item purchased.

The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge Group equity investments; and the differences arising between the translation of profits at average and closing exchange rates. All other exchange differences are dealt with in arriving at profit before taxation.

Intangible Fixed Assets

Prior to 1 January 1998, goodwill representing the excess of purchase consideration over fair value of net assets acquired was set-off against reserves in the year of acquisition. Goodwill acquired since 31 December 1997 and other acquired intangibles are capitalised and amortised on a straight line basis over their estimated useful economic lives, between 3 and 20 years, except for goodwill arising on the formation of the BSN Medical joint venture and acquisition of the Group’s share of the AbilityOne associated undertaking, which is not amortised but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act 1985 of Great Britain (the “Companies Act”) to amortise goodwill, is adopted in order to show a true and fair view (See Note 16 and Note 17). Where applicable, goodwill previously set-off against reserves is deducted in the calculation of gains on disposal.

1.	Accounting Policies — (continued)

The carrying value of goodwill and acquired intangibles is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if significant events or changes in circumstances indicate the carrying value may be impaired.

Purchased patents, know-how, trademarks, licences and distribution rights are capitalised and amortised over their estimated useful lives of periods between 3 and 15 years.

The carrying values of intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired.

Research and Development

Revenue expenditure on research and development is written off as incurred.

Tangible Fixed Assets

Tangible fixed assets are stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

Finance costs relating to the purchase of fixed assets are not capitalised.

Leasing Commitments

Assets held under finance leases are capitalised as tangible fixed assets and depreciated accordingly. The capital element of future lease payments is included in borrowings and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Rentals payable under operating leases are charged to the profit and loss account as incurred.

Investments

Trade investments are stated at cost less provision for any permanent diminution in value.

Stocks

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials are valued at purchase price. All stocks are reduced to net realisable value where lower than cost.

Orthopaedic instruments are generally not sold but loaned to customers and distributors for use in orthopaedic surgery. They are recorded as stock until they are deployed at which point they are transferred to fixed assets and depreciated over their useful lives.

Financial Instruments

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into Sterling at year-end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are recognised against interest in the period relating to the hedge.

Deferred Taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax.

No provision is made for deferred tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and joint ventures except to the extent that, at the balance sheet date, dividends have been accrued as receivable.

1.	Accounting Policies — (continued)

Deferred tax assets are recognised only to the extent that the directors consider that it is likely that taxable income will be available against which future reversals of the underlying timing differences can be made.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse. These are based on tax rates and laws substantively enacted at the balance sheet date.

Post-Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, costs are charged to operating profit so as to spread the expense of providing future pensions to employees over their working lives with the Group. For defined contribution plans, contributions are charged to operating profit as they become payable. Where the Group provides healthcare benefits after retirement, the expected cost of these is charged to operating profit over the employees’ working lives with the Group.

Use of Estimates

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2(a).	Segmental Analysis — Information Required Under UK GAAP

	2003	2002	2001
	(£ million)
Group turnover by activity
Orthopaedics	525.4	470.2	404.6
Endoscopy	300.0	291.8	252.8
Advanced wound management	353.5	321.7	285.6

Ongoing operations	1,178.9	1,083.7	943.0
Operations contributed to the joint venture	–	–	35.3

Continuing operations	1,178.9	1,083.7	978.3
Discontinued operations	–	26.2	103.4

	1,178.9	1,109.9	1,081.7

Discontinued operations in 2002 comprise the results of the rehabilitation business up until its disposal in March 2002. In 2001 discontinued operations comprise the results of the rehabilitation business and the results of the ear, nose and throat business until its disposal in June 2001.

On 1 April 2001, the Group’s casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture.

2(a).	Segmental Analysis — Information Required Under UK GAAP — (continued)

	2003	2002	2001
	(£ million)
Group turnover by geographic origin
United Kingdom	196.9	179.6	162.9
Continental Europe	302.4	250.7	199.6
United States	723.5	702.1	641.3
Other America	33.4	28.6	31.8
Africa, Asia and Australasia	166.5	144.3	133.5

Ongoing operations	1,422.7	1,305.3	1,169.1
Operations contributed to the joint venture	–	–	35.3

Continuing operations	1,422.7	1,305.3	1,204.4
Discontinued operations	–	26.2	103.4

	1,422.7	1,331.5	1,307.8
Less: intragroup sales	(243.8)	(221.6)	(226.1)

	1,178.9	1,109.9	1,081.7

Group turnover by geographic market
United Kingdom	98.7	87.3	77.5
Continental Europe	271.2	231.4	190.9
United States	595.6	579.4	502.1
Other America	36.7	31.1	32.8
Africa, Asia and Australasia	176.7	154.5	139.7

Ongoing operations	1,178.9	1,083.7	943.0
Operations contributed to the joint venture	–	–	35.3

Continuing operations	1,178.9	1,083.7	978.3
Discontinued operations	–	26.2	103.4

	1,178.9	1,109.9	1,081.7

Group operating profit by activity
Orthopaedics	118.7	98.2	87.9
Endoscopy	59.5	53.8	46.8
Advanced wound management	42.5	44.0	36.1
Amortisation of goodwill	(18.5)	(17.5)	(10.4)
Exceptional items	(22.4)	(29.9)	(19.3)

Ongoing operations	179.8	148.6	141.1
Operations contributed to the joint venture: operating profit	–	–	3.6
Operations contributed to the joint venture: exceptional items	–	–	(1.8)

Continuing operations	179.8	148.6	142.9
Discontinued operations	–	2.1	11.1

	179.8	150.7	154.0

Items between Group operating profit of £179.8m (2002 — £150.7m, 2001 — £154.0m) and profit on ordinary activities before taxation of £230.1m (2002 — £177.9m, 2001 — £193.6m) comprise share of operating profit of the joint venture £20.0m (2002 — £17.0m, 2001 — £7.8m), share of operating profit of the associated undertaking of £4.8m (2002 — £4.9m, 2001 — nil), net profit on disposals of £31.5m (2002 — £18.0m, 2001 — £49.2m) and net interest payable of £6.0m (2002 — £12.7m, 2001 — £17.4m) which are not allocated segmentally.

Exceptional costs within Ongoing operations are allocated as follows: Orthopaedics £17.6m (2002 — £0.8m, 2001 — £0.6m), Endoscopy £4.8m (2002 — £7.6m, 2001 — £0.3m) and Advanced wound management nil (2002 — £21.5m, 2000 — £18.4m). Amortisation of goodwill of £18.5m (2002 — £17.5m, 2001 — £10.4m) within Ongoing operations arose as follows: Orthopaedics £4.1m (2002 — £4.7m, 2001 — £4.1m), Endoscopy £8.5m (2002 — £7.1m, 2001 — £1.0m) and Advanced wound management £5.9m (2002 — £5.7m, 2001 — £5.3m).

2(a).	Segmental Analysis — Information Required Under UK GAAP — (continued)

	2003	2002	2001
	(£ million)
Group operating profit by geographic origin
United Kingdom	26.7	21.7	19.6
Continental Europe	35.3	21.1	18.0
United States	131.5	129.8	113.3
Other America	1.1	(0.7)	0.9
Africa, Asia and Australasia	26.1	24.1	19.0
Amortisation of goodwill	(18.5)	(17.5)	(10.4)
Exceptional items	(22.4)	(29.9)	(19.3)

Ongoing operations	179.8	148.6	141.1
Operations contributed to the joint venture: operating profit	–	–	3.6
Operations contributed to the joint venture: exceptional items	–	–	(1.8)

Continuing operations	179.8	148.6	142.9
Discontinued operations	–	2.1	11.1

	179.8	150.7	154.0

Ongoing operations exceptional costs of £22.4m were incurred as follows: £17.6m in the United Kingdom and £4.8m in the United States in 2003 (2002 — £29.9m: United Kingdom £1.5m, Continental Europe £2.4m, United States £25.8m, Other America £0.1m and Africa, Asia and Australasia £0.1m, 2001 — £19.3m: United Kingdom £11.7m, Continental Europe £5.1m, United States £1.5m and Africa, Asia and Australasia £1.0m). Nil was charged to Operations contributed to the joint venture in 2003 (2002 — nil, 2001 — £1.8m).

Amortisation of goodwill of £18.5m (2002 — £17.5m, 2001 — £10.4m) within Ongoing operations arose as follows: £1.3m (2002 — £1.2m, 2001 — £0.9m) in the United Kingdom, £2.6m (2002 — £2.1m, 2001 — £2.1m) in Continental Europe, £14.1m (2002 — £13.7m, 2001 — £6.9m) in the United States and £0.5m (2002 — £0.5m, 2001 — £0.5m) in Africa, Asia and Australasia.

		Restated	Restated
	2003	2002	2001
	(£ million)
Group operating assets by activity
Orthopaedics	319.7	309.6	304.8
Endoscopy	248.9	275.0	130.9
Advanced wound management	233.5	222.5	223.2

Continuing operations	802.1	807.1	658.9
Discontinued operations	–	–	22.0

	802.1	807.1	680.9

Group operating assets by geographic origin
United Kingdom	161.6	153.2	134.8
Continental Europe	72.4	70.6	69.4
United States	487.6	511.3	383.2
Other America	14.2	13.0	15.0
Africa, Asia and Australasia	66.3	59.0	56.5

Continuing operations	802.1	807.1	658.9
Discontinued operations	–	–	22.0

	802.1	807.1	680.9

Operating assets for 2002 and 2001 have been restated for the impact of UITF 38 (see Note 27).

Operating assets comprise fixed assets, stocks and debtors less creditors and provisions other than investment in the joint venture, investment in the associated undertaking, net debt, taxation and dividends.

2(b).	Segmental Analysis — Information Required Under US GAAP

The following business and geographic segmental information is required by SFAS 131 — Disclosures about Segments of an Enterprise and Related Information and has been derived from the Group’s management reports.

Group management reviews and monitors business unit performance by use of key performance indicators which differ in certain respects from the way results are reported in the Group Accounts which are determined by UK and US GAAP.

Business units report sales of Ongoing Operations only and at constant rates of exchange throughout a particular year. The effects of currency movements are excluded by setting at the beginning of each year exchange rates which remain constant throughout the year. These are termed the Management Rates (“MR”) for the year. These are reset each year and prior year comparative data re-translated to the new rates. Additional sales brought in by acquisitions, for which there are no prior year comparatives, are excluded from the calculation of underlying sales growth which is management’s key indicator of sales performance. In the tables below, underlying sales growth can be calculated by dividing current year turnover at MR by comparative prior year turnover at MR.

Business units report operating profit of Ongoing Operations before goodwill amortisation and exceptional items and at constant rates of exchange during the year.

Management believes its internal reporting measures are the most appropriate since they focus on underlying business performance and exclude the distorting effects of exchange rate translation and non-operating items. These measures are used in all financial reporting, budgets, planning and incentive plans.

Results in the Group Accounts are reported at the average rates for each year (“AR”) (see Note 1 and Note 29).

The Group’s business segments are the same as the activities analysed in Note 2(a).

	Orthopaedics	Endoscopy	Advanced wound management	Ongoing Operations
	(£ million)
Turnover by business segment
2003:
Turnover at 2003 MR	524.1	291.7	345.3	1,161.1
Adjustment for 2002 acquisitions	–	6.9	–	6.9
Exchange difference	1.3	1.4	8.2	10.9

Turnover at 2003 AR	525.4	300.0	353.5	1,178.9

2002:
Turnover at 2003 MR	451.0	281.0	316.8	1,048.8
Exchange difference	19.2	10.8	4.9	34.9

Turnover at 2002 AR	470.2	291.8	321.7	1,083.7

2002:
Turnover at 2002 MR	476.2	274.7	308.8	1,059.7
Adjustment for 2002 acquisitions	–	21.5	–	21.5
Adjustment for 2001 acquisitions	–	–	10.9	10.9
Exchange difference	(6.0)	(4.4)	2.0	(8.4)

Turnover at 2002 AR	470.2	291.8	321.7	1,083.7

2001:
Turnover at 2002 MR	398.4	249.7	278.3	926.4
Exchange difference	6.2	3.1	7.3	16.6

Turnover at 2001 AR	404.6	252.8	285.6	943.0

2(b).	Segmental Analysis — Information Required Under US GAAP — (continued)

	Europe(i)	US and other America	Africa, Asia and Australasia	Ongoing Operations
	(£ million)
Turnover by geographic market
2003:
Turnover at 2003 MR	356.2	636.1	168.8	1,161.1
Adjustment for 2002 acquisitions	–	6.9	–	6.9
Exchange difference	13.7	(10.7)	7.9	10.9

Turnover at 2003 AR	369.9	632.3	176.7	1,178.9

2002:
Turnover at 2003 MR	323.7	572.7	152.4	1,048.8
Exchange difference	(5.0)	37.8	2.1	34.9

Turnover at 2002 AR	318.7	610.5	154.5	1,083.7

2002:
Turnover at 2002 MR	301.8	608.7	149.2	1,059.7
Adjustment for 2002 acquisitions	–	21.5	–	21.5
Adjustment for 2001 acquisitions	7.1	2.9	0.9	10.9
Exchange difference	9.8	(22.6)	4.4	(8.4)

Turnover at 2002 AR	318.7	610.5	154.5	1,083.7

2001:
Turnover at 2002 MR	268.3	530.0	128.1	926.4
Exchange difference	0.1	4.9	11.6	16.6

Turnover at 2001 AR	268.4	534.9	139.7	943.0

(i)	Europe includes Continental Europe and the UK.

	Orthopaedics	Endoscopy	Advanced wound management	Ongoing Operations
	(£ million)
Operating profit by business segment
2003:
Operating profit at 2003 MR	119.7	60.0	40.9	220.6
Exchange difference	(1.0)	(0.5)	1.6	0.1

Operating profit at 2003 AR	118.7	59.5	42.5	220.7

2002:
Operating profit at 2003 MR	93.8	51.6	43.5	188.9
Exchange difference	4.4	2.2	0.5	7.1

Operating profit at 2002 AR	98.2	53.8	44.0	196.0

2002:
Operating profit at 2002 MR	101.9	54.8	43.3	200.0
Exchange difference	(3.7)	(1.0)	0.7	(4.0)

Operating profit at 2002 AR	98.2	53.8	44.0	196.0

2001:
Operating profit at 2002 MR	86.8	46.0	35.8	168.6
Exchange difference	1.1	0.8	0.3	2.2

Operating profit at 2001 AR	87.9	46.8	36.1	170.8

2(b).	Segmental Analysis — Information Required Under US GAAP — (continued)

	2003	2002	2001
	(£ million)
Capital expenditure by activity
Orthopaedics	42.0	47.4	42.6
Endoscopy	14.8	17.2	16.2
Advanced wound management	16.4	20.4	12.9

Ongoing operations	73.2	85.0	71.7
Operations contributed to the joint venture	–	–	1.0

Continuing operations	73.2	85.0	72.7
Discontinued operations	–	0.2	2.0

	73.2	85.2	74.7

Capital expenditure comprises additions of tangible and intangible fixed assets. In addition, in 2003, £0.6m of additions to trade investments related to Orthopaedics (2002 — £1.3m, 2001 — £2.4m).

Depreciation and amortisation by activity
Orthopaedics	36.7	35.5	29.8
Endoscopy	22.5	19.8	11.3
Advanced wound management	19.1	18.3	16.0

Ongoing operations	78.3	73.6	57.1
Operations contributed to the joint venture	–	–	1.0

Continuing operations	78.3	73.6	58.1
Discontinued operations	–	0.6	2.2

	78.3	74.2	60.3

Amounts comprise depreciation of tangible fixed assets and amortisation of other intangible fixed assets and goodwill as follows:

Depreciation of tangible fixed assets	54.8	51.6	48.1
Amortisation of other intangible fixed assets	5.0	5.1	1.8

	59.8	56.7	49.9
Amortisation of goodwill	18.5	17.5	10.4

	78.3	74.2	60.3

3.	Operating Profit

	2003
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	1,178.9	–	1,178.9
Cost of sales	(345.1)	–	(345.1)

Gross profit	833.8	–	833.8
Marketing, selling and distribution	(440.1)	–	(440.1)
Administration	(125.5)	–	(125.5)
Research and development	(66.8)	–	(66.8)
BSN agency and management fees	19.3	–	19.3
Amortisation of goodwill	(18.5)	–	(18.5)
Exceptional items	(22.4)	–	(22.4)

Group operating profit	179.8	–	179.8

Exceptional items of £22.4m were incurred as follows: cost of sales £4.8m and administration £17.6m.

	2002
Turnover	1,083.7	26.2	1,109.9
Cost of sales	(313.6)	(16.3)	(329.9)

Gross profit	770.1	9.9	780.0
Marketing, selling and distribution	(408.5)	(5.6)	(414.1)
Administration	(125.0)	(2.1)	(127.1)
Research and development	(61.2)	(0.1)	(61.3)
BSN agency and management fees	20.6	–	20.6
Amortisation of goodwill	(17.5)	–	(17.5)
Exceptional items	(29.9)	–	(29.9)

Group operating profit	148.6	2.1	150.7

Exceptional items of £29.9m were incurred as follows: cost of sales £2.8m, marketing, selling and distribution £2.5m, administration £22.6m and research and development £2.0m.

	2001
Turnover	978.3	103.4	1,081.7
Cost of sales	(294.9)	(55.3)	(350.2)

Gross profit	683.4	48.1	731.5
Marketing, selling and distribution	(365.4)	(26.7)	(392.1)
Administration	(114.3)	(8.7)	(123.0)
Research and development	(49.3)	(1.6)	(50.9)
BSN agency and management fees	20.0	–	20.0
Amortisation of goodwill	(10.4)	–	(10.4)
Exceptional items	(21.1)	–	(21.1)

Group operating profit	142.9	11.1	154.0

Exceptional items of £21.1m were incurred as follows: cost of sales £9.5m, marketing, selling and distribution £6.6m, administration £4.6m and research and development £0.4m.

3.	Operating Profit — (continued)

Operating profit is stated after charging/(crediting) the following items:

	2003	2002	2001
	(£ million)
Amortisation of other intangible fixed assets	5.0	5.1	1.8
Depreciation of tangible fixed assets	54.8	51.6	48.1
Loss/(profit) on sale of fixed assets	1.9	2.7	(0.7)
Operating lease rentals for land and buildings	11.2	11.0	8.3
Operating lease rentals for other assets	10.9	9.8	9.7
Advertising costs	18.9	15.1	15.6

4.	Exceptional Items

In 2003, operating exceptional items within continuing operations of £22.4m comprise £17.6m of costs, net of a break fee of £10.8m, written off as a consequence of the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG and £4.8m of acquisition integration costs. The Group’s share of exceptional items of the joint venture relates to its share of manufacturing rationalisation costs.

In 2002, operating exceptional items of £29.9m comprised £17.5m for the write-down of the Group’s trade investment in the common stock of Advanced Tissue Sciences, Inc., £8.4m for the acquisition integration of ORATEC and Dermagraft and £4.0m for further rationalisation consequent on the contribution of businesses to BSN Medical in 2001. The Group’s share of exceptional items of the joint venture related to its share of manufacturing rationalisation costs.

In 2001, operating exceptional items within Ongoing operations of £19.3m comprised £2.9m manufacturing rationalisation, £7.5m rationalisation consequent on the contribution of the businesses to BSN Medical and £8.9m integration in connection with the acquisition of the Advanced Woundcare business from Beiersdorf AG. Operating exceptional items of £1.8m within Operations contributed to the joint venture represented manufacturing rationalisation costs of operations subsequently contributed to BSN Medical. The Group’s share of exceptional items of the joint venture related to its share of manufacturing rationalisation costs.

5.	Net Profit and Loss on Disposals

Net cash consideration of £52.4m was received on the disposal of the 21.5% equity interest in AbilityOne Corporation (AbilityOne) to Patterson Dental Inc. in September 2003. A net profit of £31.5m arose after writing off £8.2m of acquisition goodwill previously set-off against reserves and £1.1m of adjustments in respect of previous disposals.

A net profit of £17.2m arose on the disposal of the rehabilitation business in March 2002 for a net cash consideration of £71.3m and a 21.5% equity interest in AbilityOne. The net profit consists of a gain of £47.2m less £30.0m of acquisition goodwill previously set-off against reserves. In addition, a net gain of £0.8m arose on adjustments in respect of previous disposals.

The net profit on disposal in 2001 of £49.2m related to the sale of the ear, nose and throat business in June 2001 for a net cash consideration of £61.7m.

6.	Interest

	2003	2002	2001
	(£ million)
Interest payable:
On bank borrowings	(14.2)	(16.2)	(17.5)
Other borrowings	(0.6)	(0.6)	(1.5)

	(14.8)	(16.8)	(19.0)
Interest receivable	11.0	6.6	2.5
Share of joint venture’s net interest payable	(1.5)	(1.6)	(0.9)
Share of associated undertaking’s net interest payable	(0.7)	(0.9)	–

Net interest payable	(6.0)	(12.7)	(17.4)

Interest payable on currency swaps of £18.5m (2002 — £23.3m, 2001 — £22.2m) has been set off against interest receivable.

7.	Employees

The average number of employees during the year was:

	2003	2002	2001
	(Number)
United Kingdom	1,600	1,740	1,810
Continental Europe	1,317	1,279	1,281
United States	3,177	3,090	3,057
Other America	200	201	253
Africa, Asia and Australasia	1,157	1,196	1,525

	7,451	7,506	7,926

Staff costs during the year amounted to:

	2003	2002	2001
	(£ million)
Wages and salaries	260.0	261.1	245.0
Social security costs	27.2	25.1	25.7
Other pension costs — (Note 33)	21.6	14.3	10.4

	308.8	300.5	281.1

Of the other pension costs £16.9m (2002 — £11.0m, 2001 — £7.8m) relates to defined benefit plans and £4.7m (2002 — £3.3m, 2001 — £2.6m) relates to defined contribution plans.

8.	Directors’ Emoluments

Aggregate emoluments of the directors, including pension entitlements of £126,000 (2002 — £106,000, 2001 — £81,000), were £2,119,000 (2002 — £1,823,000, 2001 — £1,685,000). The emoluments of the highest paid director excluding pension entitlement were £1,030,000 (2002 — £856,000, 2001 — £770,000). The accrued pension of the highest paid director at the end of the year was £195,000 (2002 —£153,000, 2001 — £119,000).

Information concerning individual directors’ emoluments pension entitlements, shareholdings and share options is shown in the “Remuneration Report” on pages 56 to 58.

9.	Taxation

	2003	2002	2001
	(£ million)
Current taxation:
UK corporation tax at 30% (2002 — 30%, 2001 — 30%)	6.8	8.9	9.5
UK adjustments in respect of prior years	0.5	(2.3)	(1.5)

	7.3	6.6	8.0

Overseas tax	53.9	38.5	51.4
Overseas adjustments in respect of prior years	3.6	(3.0)	3.6

	57.5	35.5	55.0

Share of joint venture’s tax charge	6.0	4.5	3.3
Share of associated undertaking’s tax charge	1.3	1.0	–

Total current taxation	72.1	47.6	66.3

Deferred taxation:
Origination and reversal of timing differences	17.1	14.6	(0.3)
Adjustments to estimated amounts arising in prior periods	(7.2)	3.0	(1.2)
Share of joint venture’s deferred taxation	–	0.6	(0.8)

Total deferred taxation	9.9	18.2	(2.3)

	82.0	65.8	64.0

The tax charge was reduced by £4.3m in 2003, of which £0.8m arose in the joint venture, as a consequence of the exceptional costs relating to the rationalisation and acquisition integration costs and the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG and increased by £16.1m as a result of the exceptional profit on disposal of the associated undertaking, leaving the tax charge on profits before exceptional items at £70.2m.

The tax charge was reduced by £12.7m in 2002, of which £0.6m arose in the joint venture, as a consequence of the exceptional costs of the write-off of the Advanced Tissue Sciences, Inc., investment and rationalisation and acquisition integration costs and increased by £16.9m as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £61.6m.

The tax charge was reduced by £6.0m in 2001, of which £1.4m arose in the joint venture, as a consequence of the exceptional costs of rationalisation and acquisition integration costs and increased by £17.7m as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £52.3m.

The standard rate of tax for the year is based on the United Kingdom standard rate of corporation tax of 30% (2002 — 30%, 2001 — 30%). The current and total tax charges differ from the standard rate as follows:

	2003	2002	2001
	(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	(4.0)	3.1	(3.9)
Prior year items	1.8	(3.0)	1.1
Overseas income taxed at other than UK standard rate	7.8	6.9	5.8
Fixed asset timing differences	(2.7)	(3.3)	0.2
Other timing differences	(1.6)	(6.9)	1.0

Effective total current tax rate	31.3	26.8	34.2
Fixed asset timing differences	2.7	3.3	(0.2)
Other timing differences	1.6	6.9	(1.0)

Total tax rate	35.6	37.0	33.0

9.	Taxation — (continued)

Factors that may Affect Future Total Tax Charges

Tax rates on the Group’s overseas profits are generally higher than the UK corporation tax rate so changes in the proportion of profits earned overseas will affect the Group’s effective tax rate over time. The current tax charge may also be affected by differences between tax allowances and book depreciation.

No deferred tax is recognised on unremitted earnings of overseas subsidiaries, associates and joint ventures. No significant additional tax charges are expected to arise on amounts that are planned to be remitted in the foreseeable future.

No provision has been made for deferred tax on gains recognised on the sale of assets where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided for is £31.4m (2002 — £31.4m, 2001 — £31.4m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

Deferred tax has not been recognised on approximately £26m of unrelieved losses (2002 — nil, 2001 — nil) due to the likelihood of insufficient future taxable profits.

10.	Dividends

	2003	2002	2001
	(£ million)
Ordinary interim of 1.85p (2002 — 1.8p, 2002 — 1.75p) paid 12 September 2003	17.2	16.7	16.1
Ordinary final of 3.1p (2002 — 3.0p, 2001 — 2.9p) payable 14 May 2004	28.9	27.9	26.8

	46.1	44.6	42.9

Non-equity preference dividends amounting to £14,000 were paid in 2003 (2002 — £15,000, 2001 — £15,000).

11.	Results Before Goodwill Amortisation and Exceptional Items

In order to provide a trend measure of underlying performance, profit before taxation is adjusted below to exclude goodwill amortisation and exceptional items, and earnings per share has been recalculated as set out in Note 12.

	2003	2002	2001
	(£ million)
Profit on ordinary activities before taxation	230.1	177.9	193.6
Adjustments:
Continuing operations: goodwill amortisation	18.5	17.5	10.4
Continuing operations: exceptional items	22.4	29.9	21.1
Share of joint venture exceptional items	2.7	2.6	5.0
Discontinued operations: net profit on disposals	–	(18.0)	(49.2)
Net profit on disposal of associated undertaking	(31.5)	–	–

Profit before taxation, goodwill amortisation and exceptional items	242.2	209.9	180.9

Taxation on profit before goodwill amortisation and exceptional items – (Note 9)	(70.2)	(61.6)	(52.3)

Earnings before goodwill amortisation and exceptional items	172.0	148.3	128.6

12.	Earnings per Ordinary Share

The calculation of basic earnings per Ordinary Share of 15.92p (2002 — 12.11p, 2001 — 14.07p) is based on profit on ordinary activities after taxation and preference dividends of £148.1m (2002 — £112.1m, 2001 — £129.6m) and on 930m Ordinary Shares (2002 — 926m, 2001 — 921m) being the weighted average number of shares in issue during the year. The calculation of diluted earnings per Ordinary Share is as follows:

	2003		2002		2001
	(Shares million, except per Ordinary Share amounts)
Basic weighted average number of shares	930		926		921
Weighted average number of shares under option	19		19		20
Number of shares that would have been issued at fair value	(13)		(12)		(12)

Diluted weighted average number of shares	936		933		929

Diluted earnings per Ordinary Share	15.82	p	12.02	p	13.95	p

The calculation of adjusted basic earnings per Ordinary Share is as follows:

	2003		2002		2001
	( £ million, except per Ordinary Share amounts)
Basic earnings	148.1		112.1		129.6
Continuing operations: goodwill amortisation	18.5		17.5		10.4
Continuing operations: exceptional items	22.4		29.9		21.1
Share of joint venture: exceptional items	2.7		2.6		5.0
Discontinued operations: net profit on disposals	–		(18.0)		(49.2)
Net profit on disposal of associated undertaking	(31.5)		–		–
Taxation on exceptional items	11.8		4.2		11.7

Adjusted basic earnings	172.0		148.3		128.6

Adjusted basic earnings per Ordinary Share	18.49	p	16.02	p	13.96	p

Adjusted diluted earnings per Ordinary Share	18.38	p	15.89	p	13.84	p

13.	Intangible Fixed Assets

	Goodwill	Other	Total
	(£ million)
Cost
At 1 January 2002	177.2	45.3	222.5
Exchange adjustment	(27.0)	(4.5)	(31.5)
Acquisitions	167.7	9.7	177.4
Additions	–	4.2	4.2
Discontinued operations	–	(2.4)	(2.4)

At 31 December 2002	317.9	52.3	370.2
Exchange adjustment	(19.8)	(4.7)	(24.5)
Fair value adjustments — (Note 30)	2.4	(1.7)	0.7
Acquisitions — (Note 30)	0.1	0.3	0.4
Additions	–	1.5	1.5
Write back of deferred consideration — (Note 30)	(8.5)	–	(8.5)

At 31 December 2003	292.1	47.7	339.8

Amortisation
At 1 January 2002	19.5	15.2	34.7
Exchange adjustment	(1.6)	(1.7)	(3.3)
Charge for the year	17.5	5.1	22.6
Discontinued operations	–	(1.0)	(1.0)

At 31 December 2002	35.4	17.6	53.0
Exchange adjustment	(2.6)	(2.2)	(4.8)
Charge for the year	18.5	5.0	23.5
Write back of deferred consideration — (Note 30)	(1.3)	–	(1.3)

At 31 December 2003	50.0	20.4	70.4

Net book amounts
At 31 December 2003	242.1	27.3	269.4

At 31 December 2002	282.5	34.7	317.2

14.	Tangible Fixed Assets

	Group		Group	Group	Group	Parent
	Land and buildings		Plant and equipment	In course of construction	Total	Plant and equipment
	Freehold	Leasehold
	(£ million)
Cost
At 1 January 2002	62.1	11.9	450.0	24.6	548.6	22.0
Exchange adjustment	(3.6)	(0.2)	(20.9)	(2.1)	(26.8)	–
Acquisitions	–	0.1	4.8	0.4	5.3	–
Additions	0.1	0.1	38.1	42.7	81.0	1.6
Disposals	(1.8)	(0.2)	(21.1)	(0.1)	(23.2)	(3.5)
Transfers	5.3	2.3	27.5	(35.1)	–	–
Discontinued operations	(1.3)	(4.0)	(15.5)	(0.1)	(20.9)	–

At 31 December 2002	60.8	10.0	462.9	30.3	564.0	20.1
Exchange adjustment	(4.2)	(0.3)	(22.0)	(1.5)	(28.0)	–
Acquisitions	–	–	0.3	–	0.3	–
Additions	0.3	0.3	45.3	25.8	71.7	2.3
Disposals	(1.4)	(0.2)	(23.4)	–	(25.0)	(4.2)
Transfers	12.5	–	24.8	(37.3)	–	–

At 31 December 2003	68.0	9.8	487.9	17.3	583.0	18.2

Depreciation
At 1 January 2002	14.7	4.3	284.6	–	303.6	13.8
Exchange adjustment	(0.9)	(0.2)	(13.3)	–	(14.4)	–
Charge for the year	1.3	0.3	50.0	–	51.6	1.5
Disposals	(1.7)	(0.2)	(17.5)	–	(19.4)	(3.2)
Transfers	(1.6)	0.5	1.1	–	–	–
Discontinued operations	(0.2)	(0.8)	(12.2)	–	(13.2)	–

At 31 December 2002	11.6	3.9	292.7	–	308.2	12.1
Exchange adjustment	(0.9)	(0.2)	(15.8)	–	(16.9)	–
Charge for the year	1.8	0.5	52.5	–	54.8	2.7
Disposals	(0.2)	(0.2)	(20.3)	–	(20.7)	(3.6)

At 31 December 2003	12.3	4.0	309.1	–	325.4	11.2

Net book amounts
At 31 December 2003	55.7	5.8	178.8	17.3	257.6	7.0

At 31 December 2002	49.2	6.1	170.2	30.3	255.8	8.0

Group fixed assets include land with a cost of £5.9m (2002 — £6.0m) that is not subject to depreciation. The net book value of leases with less than 50 years to run amounted to £5.8m (2002 — £6.1m). Included in the amounts above are assets held under finance leases with a net book amount of £3.0m (2002 — £2.3m). There are no properties for resale in the Group (2002 — one property with a net book value of £1.1m).

15.	Investments (restated — see note 27)

	Group	Parent
	Trade investments	Subsidiary undertakings
	(£ million)
At 1 January 2002	23.2	413.9
Exchange adjustment	(1.5)	–
Additions	1.3	1,558.1
Disposals	–	(1,215.2)
Impairment	(18.0)	–

At 31 December 2002	5.0	756.8
Exchange adjustment	(0.6)	–
Additions	0.6	–

At 31 December 2003	5.0	756.8

The balance of £5.0m (2002 — £5.0m) comprises cost of £5.0m (2002 — £23.0m) less accumulated impairment of nil (2002 — £18.0m).

Principal subsidiary undertakings are listed on page 129. Trade investments are US dollar denominated. There is no material difference between the fair value and the carrying value of trade investments.

16.	Investment in Joint Venture (BSN Medical)

Group
(£ million)
At 1 January 2002	114.0
Retained profit for the financial year	6.4
Debt repaid by the joint venture	(5.7)
Exchange adjustment	0.3

At 31 December 2002	115.0
Retained profit for the financial year	5.7
Exchange adjustment	0.9

At 31 December 2003	121.6

The investment in joint venture is represented by:

	2003	2002
	(£ million)
Share of gross assets:
Fixed	28.4	28.2
Current	76.4	78.0
Share of gross liabilities:
Due within one year	(49.2)	(52.6)
Due after one year	(4.7)	(8.9)

	50.9	44.7
Goodwill	70.7	70.3

	121.6	115.0

Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the Group. It operates in a mature sector of the medical devices industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortised over 20 years, operating profit would have been lower by £3.6m (2002 — £3.2m) and the investment in the joint venture would have been lower by £9.4m (2002 — £5.8m).

17.	Investment in Associated Undertaking (AbilityOne)

Group
(£ million)
At 1 January 2002	–
Initial investment in associated undertaking	7.5
Retained profit for the financial year	3.0
Exchange adjustment	(2.0)

At 31 December 2002	8.5
Exchange adjustment	0.3
Retained profit for the financial year	2.8
Disposals	(11.6)

At 31 December 2003	–

The investment was disposed of in September 2003. At 31 December 2002 the investment of £8.5m consisted of goodwill of £15.4m less share of net liabilities of £6.9m.

Goodwill in the associated undertaking was considered to have an indefinite useful economic life and to be capable of separate measurement since the associated undertaking operated independently of the Group. It operated in the rehabilitation industry, had high market shares, and long product life cycles. Significant barriers to entry existed in terms of breadth of the product range, sales force size, physical distribution capabilities, key customer and professional relationships and market reputation. If the goodwill had been amortised over 20 years, operating profit would have been lower in 2003 by £0.6m and the profit on disposal of the associated undertaking would have been higher by £1.2m (2002 — operating profit and the investment in associated undertaking lower by £0.6m).

18.	Stocks

	Group
	2003	2002
	(£ million)
Raw materials and consumables	37.8	42.0
Work-in-progress	10.3	12.9
Finished goods and goods for resale	182.5	174.6

	230.6	229.5

19.	Debtors

	Group		Parent
	2003	2002	2003	2002
	(£ million)
Amounts falling due within one year:
Trade and other debtors — gross debts	265.9	240.9	1.1	1.9
Less: non-returnable proceeds	(19.9)	(18.3)	–	–

Trade and other debtors — net	246.0	222.6	1.1	1.9
Amounts owed by subsidiary undertakings	–	–	1,483.3	1,418.5
Amounts owed by joint venture	2.4	2.3	0.5	0.5
Amounts owed by associated undertaking	–	0.5	–	–
Prepayments and accrued income	20.3	22.4	2.1	2.8
Debit balances on currency swaps	31.4	8.5	30.8	8.4

	300.1	256.3	1,517.8	1,432.1
Amounts falling due after more than one year:
Deferred taxation	4.4	4.0	–	–
Pension prepayments — (Note 33)	7.1	5.3	–	–
Other debtors	1.5	2.3	–	–
Debit balances on currency swaps	21.4	12.8	20.8	12.6

	334.5	280.7	1,538.6	1,444.7

19.	Debtors — (continued)

The Group utilises a debt factoring facility in Italy. The finance provider’s agreement states that it cannot seek recourse in any form from the Group in the event of non-payment by the debtors. The Group is not obliged, and currently does not intend, to support any such losses. The gross amount of trade debtors factored without recourse is £19.9m (2002 — £18.3m). £0.9m (2002 — £0.9m) of factoring charges were recognised in the period.

Trade and other debtors are stated after deducting provisions for bad and doubtful debts of £7.3m (2002 — £7.0m).

Deferred tax assets of £4.4m (2002 — £4.0m) represent recoverable short-term timing differences.

Other debtors falling due after more than one year are non-interest bearing and denominated in various currencies. The fair value of these debtors is the same as book value.

20.	Borrowings

	Group		Parent
	2003	2002	2003	2002
	(£ million)
Borrowings:
Due within one year or on demand	96.9	151.9	67.2	127.2
Due after one year	99.6	164.2	98.3	162.3

	196.5	316.1	165.5	289.5
Cash and bank	(26.0)	(22.5)	(3.1)	(9.1)
Debit balances on currency swaps	(52.8)	(21.3)	(51.6)	(21.0)
Credit balances on currency swaps	9.4	4.6	9.4	4.6

Net debt	127.1	276.9	120.2	264.0

Borrowings are analysed as follows:

	Group		Parent
	2003	2002	2003	2002
	(£ million)
Bank loans and overdrafts	195.2	315.1	165.5	289.5
Other loans wholly repayable within five years	1.3	1.0	–	–

	196.5	316.1	165.5	289.5

20.	Borrowings — (continued)

Borrowings are repayable as follows:

	Group
	2003	2002
	(£ million)
Within one year or on demand:
Bank loans and overdrafts	96.4	151.5
Other loans	0.5	0.4

Total within one year or on demand	96.9	151.9

After one year:
Bank loans and overdrafts:
after one and within two years	25.6	57.2
after two and within three years	–	86.4
after three and within four years	73.2	–
after four and within five years	–	20.0

	98.8	163.6
Other loans:
after one and within two years	0.4	0.3
after two and within three years	0.2	0.3
after three and within four years	0.1	–
after four and within five years	0.1	–

	0.8	0.6

Total after one year	99.6	164.2

	196.5	316.1

In addition to the above borrowings, other financial liabilities are nil (2002 — £0.3m, being 5 1/2% cumulative preference shares without a fixed maturity as set out in Note 24).

The Board has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £358m and £231m, respectively. Of the undrawn committed facilities of £198m, £9m expire within one year and £189m after two but within five years (2002 — undrawn committed facilities: £199m of which £3m expire within one year and £196m after two but within five years). Borrowings secured on fixed and current assets were £1.2m (2002 — £0.9m). Balances on currency swaps and borrowings are shown at book value which is the same as fair value.

The Group and parent company have currency swaps which have maturities ranging from 2004 to 2006 and are translated at year end exchange rates. For the Group, gross sterling equivalents of £603.4m (2002 — £579.9m) receivable and £560.0m (2002 — £563.2m) payable have been netted. £52.8m is reported as debit balances on currency swaps and £9.4m as credit balances on currency swaps the net of which is a debit balance of £43.4m (2002 — £21.3m as debit balances on currency swaps and £4.6m as credit balances on currency swaps the net of which is a debit balance of £16.7m). For the parent company, gross sterling equivalents of £593.1m (2002 — £564.4m) receivable and £550.9m (2002 — £548.0m) payable have been netted. £51.6m is reported as debit balances on currency swaps and £9.4m as credit balances on currency swaps the net of which is a debit balance of £42.2m. (2002 — £21.0m as debit balances on currency swaps and £4.6m in credit balances on currency swaps the net of which is a debit balance of £16.4m). Currency swaps include forward foreign exchange contracts and are used for hedging foreign investments.

20.	Borrowings — (continued)

Currency swaps mature as follows:

	Amount receivable	Amount payable
	(£ million)	(Currency million)
At 31 December 2003
Within one year:
US Dollar	252.7	US$397.8
Australian Dollar	18.2	Aus$42.7
Euro	63.0	€95.8
Japanese Yen	20.9	Yen3,821
New Zealand Dollar	2.8	NZ$8.0
Canadian Dollar	7.9	C$17.5

	365.5
After one year and within two years:
US Dollar	49.7	US$75.0
Euro	34.2	€50.0

	83.9
After two years and within three years:
US Dollar	119.9	US$196.0
Euro	34.1	€50.0

	154.0

	603.4

At 31 December 2002:
Within one year:
US Dollar	151.2	US$230.6
Australian Dollar	15.2	Aus$42.7
Euro	90.1	€142.9
Japanese Yen	13.3	Yen2,571
New Zealand Dollar	2.5	NZ$8.0
Canadian Dollar	7.1	C$17.5

	279.4

After one year and within two years:
US Dollar	179.8	US$273.2
Euro	37.8	€60.0

	217.6
After two years and within three years (US Dollar)	53.4	US$83.2
After three years and within four years (US Dollar)	29.5	US$46.0

	579.9

The majority of the Group’s financial assets and liabilities, including currency swaps, are at floating interest rates relating to the currencies concerned. The Group uses simple floating to fixed rate contract interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates. 79% of the interest costs and 84% of the interest income are protected through 31 December 2004, with some protection carrying over into 2005.

21.	Financial Instruments

The Group’s policy is to protect shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps. The Group also hedges forward its interest rate risk for up to two years using interest rate swap contracts.

21.	Financial Instruments — (continued)

Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
			(£ million)			(%)	(Years)
At 31 December 2003:
US Dollar	152.9	373.6	526.5	50.0	476.5	2.3	1
Euro	7.9	138.0	145.9	23.3	122.6	2.9	1
Other	35.7	48.4	84.1	84.1	–	–	–

Total interest bearing liabilities	196.5	560.0	756.5	157.4	599.1

At 31 December 2002:
US Dollar	263.8	393.1	656.9	93.5	563.4	3.7	1
Euro	4.8	132.3	137.1	37.4	99.7	3.7	1
Other	47.5	37.8	85.3	85.3	–	–	–

Total interest bearing liabilities	316.1	563.2	879.3	216.2	663.1

In addition to the above, the Group has a liability due after one year for deferred acquisition consideration (denominated in Euro) totalling £4.0m (2002 — £5.0m) on which no interest is paid (see Note 22).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank	Currency swaps	Total assets	Floating rate assets	Fixed rate assets	Fixed rate assets
						Weighted average interest rate	Weighted average time for which rate is fixed
			(£ million)			(%)	(Years)
At 31 December 2003:
Sterling	4.3	603.4	607.7	80.7	527.0	4.2	1
Other	21.7	–	21.7	21.7	–	–	–

Total interest bearing assets	26.0	603.4	629.4	102.4	527.0

At 31 December 2002:
Sterling	0.9	579.9	580.8	77.8	503.0	5.1	1
Other	21.6	–	21.6	21.6	–	–	–

Total interest bearing assets	22.5	579.9	602.4	99.4	503.0

The above interest rate analysis includes the effect of interest rate swaps.

Floating rates on both assets and liabilities are typically based on the three-month LIBOR interest rate relevant to the currency concerned.

21.	Financial Instruments — (continued)

At 31 December 2003, notional principal balances by currency and related interest rates under interest rate swap agreements were:

	Expected to mature in years ending 31 December
	2004	2005	Fair value
	(Currency million, except interest rates)		(£ million)
At 31 December 2003
Principal (Sterling)	£527	£188	(2.1)
Fixed rate receivable	3.9%	4.8%
Variable rate payable	4.4%	4.8%
Principal (US Dollar)	US$853	US$300	(3.3)
Fixed rate payable	2.0%	3.1%
Variable rate receivable	1.4%	2.8%
Principal (Euro)	€174	–	(0.8)
Fixed rate payable	2.9%	–
Variable rate receivable	2.3%	–

The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at 31 December 2003, discounted at market rates of interest at that date.

At 31 December 2002, notional principal balances by currency and related interest rates under interest rate swap agreements were:

	Expected to mature in years ending 31 December
	2003	2004	Fair value
	(Currency million, except interest rates)		(£ million)
At 31 December 2002:
Principal (Sterling)	£503	£103	6.5
Fixed rate receivable	5.1%	4.8%
Variable rate payable	3.9%	4.2%

Principal (US Dollar)	US$907	US$180	(14.2)
Fixed rate payable	3.8%	3.0%
Variable rate receivable	1.4%	2.4%

Principal (Euro)	€153	€40	(1.1)
Fixed rate payable	3.4%	4.5%
Variable rate receivable	2.7%	3.0%

The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at 31 December 2002, discounted at market rates of interest at that date.

Foreign Exchange

The Group uses forward foreign exchange contracts to hedge trading creditors and an element of anticipated purchases over the following 12 months. The principal currencies hedged by forward foreign exchange contracts are sterling and US Dollars. At 31 December 2003, the Group had contracted to exchange within one year the equivalent of £199m.

The Group’s operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. Therefore, there are no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the profit and loss account.

21.	Financial Instruments — (continued)

Fair Value of Financial Assets and Liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. The following table sets out the book and fair values of the Group’s derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

Derivative financial instruments held to manage interest rate and currency risk:

	31 December 2003		31 December 2002
	Book value	Fair value	Book value	Fair value
	(£ million)
Interest rate swaps	–	(6.2)	–	(8.8)
Forward foreign exchange contracts	–	(5.7)	–	(5.8)

Unrecognised gains and losses on hedges	–	(11.9)	–	(14.6)

Currency swaps	43.4	43.4	16.7	16.7

The fair value of primary financial instruments comprising cash and borrowings which are set out in Note 20 is the same as book value.

The following table shows the amount of unrecognised gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year’s or later profit and loss accounts.

	Unrecognised gains	Unrecognised losses	Total net unrecognised gains/ (losses)
	(£ million)
Unrecognised gains and losses on hedges at 1 January 2002	8.9	(13.5)	(4.6)
Less: gains and losses arising in previous years that were expected to have been recognised in 2002	(8.2)	13.2	5.0

Gains and losses arising before 31 December 2001 that were not recognised in 2002	0.7	(0.3)	0.4
Gains and losses arising in 2002 that were not recognised in 2002	7.9	(22.9)	(15.0)

Unrecognised gains and losses on hedges at 31 December 2002	8.6	(23.2)	(14.6)
Less: gains and losses arising in previous years that were expected to have been recognised in 2003	(8.1)	22.1	14.0

Gains and losses arising before 31 December 2002 that were not recognised in 2003	0.5	(1.1)	(0.6)
Gains and losses arising in 2003 that were not recognised in 2003	3.0	(14.3)	(11.3)

Unrecognised gains and losses on hedges at 31 December 2003	3.5	(15.4)	(11.9)

Of which:
Gains and losses expected to be recognised in 2004	3.5	(15.0)	(11.5)
Gains and losses expected to be recognised in 2005 or later	–	(0.4)	(0.4)

	3.5	(15.4)	(11.9)

22.	Other Creditors

	Group		Parent
	2003	2002	2003	2002
	(£ million)
Amounts falling due within one year:
Trade creditors	132.8	141.4	3.0	3.3
Amounts owed to subsidiary undertakings	–	–	1,741.7	1,467.9

Amounts owed to joint venture	3.4	4.2	–	–
Social security costs and other taxes	13.6	11.1	–	–
Accruals and deferred income (restated — Note 27)	52.7	51.2	7.6	11.9
Acquisition consideration	3.0	10.8	–	–
Current taxation	69.4	56.9	12.2	18.0
Ordinary share dividends	28.9	27.9	28.9	27.9
Credit balances on currency swaps	4.6	3.3	4.6	3.3

	308.4	306.8	1,798.0	1,532.3

Amounts falling due after one year:
Acquisition consideration	4.0	5.0	–	–
Credit balances on currency swaps	4.8	1.3	4.8	1.3

	8.8	6.3	4.8	1.3

Group amounts falling due after more than one year are payable as follows: £5.6m in 2005 and £3.2m in 2006 (2002 — £2.8m in 2004, £1.7m in 2005 and £1.8m in 2006). Parent amounts falling due after one year are payable as follows: £3.6m in 2005 and £1.2m in 2006 (2002 — £1.3m payable in 2004).

23.	Provisions for Liabilities and Charges

	Deferred taxation	Rationalisation and integration	Retirement healthcare	Other liability	Total
	(£ million)
Group
At 1 January 2002	55.4	21.3	9.2	9.4	95.3
Exchange adjustments	(2.3)	(0.3)	(0.5)	(0.5)	(3.6)
Profit and loss account — current year	14.6	13.4	0.8	2.2	31.0
Profit and loss account — prior years	3.0	–	–	–	3.0
Acquisitions	(15.2)	–	–	3.9	(11.3)
Movement in deferred tax asset	0.5	–	–	–	0.5
Utilisation	–	(22.8)	(0.1)	(3.9)	(26.8)

At 31 December 2002	56.0	11.6	9.4	11.1	88.1
Exchange adjustments	(2.7)	(0.3)	(0.4)	(0.6)	(4.0)
Profit and loss account — current year	17.1	6.0	1.1	2.6	26.8
Profit and loss account — prior years	(7.2)	–	–	–	(7.2)
Fair value adjustments — (Note 30)	(1.7)	–	–	2.8	1.1
Movement in deferred tax asset	0.4	–	–	–	0.4
Utilisation	–	(10.3)	(1.3)	(3.4)	(15.0)

At 31 December 2003	61.9	7.0	8.8	12.5	90.2

At 31 December 2003, rationalisation and integration provisions include acquisition integration of £2.6m (2002 — £3.9m). The deferred taxation and retirement healthcare provisions are long-term in nature, as is the timing of their utilisation. Rationalisation and integration and other liability provisions are expected to be substantially utilised within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

The movement in provisions for liabilities and charges within the parent company during the year from £2.6m to £1.2m represents utilisation of provisions and changes in deferred taxation.

23.	Provisions for Liabilities and Charges — (continued)

The provision for deferred taxation is made up as follows:

	Group		Parent
	2003	2002	2003	2002
	(£ million)
Goodwill timing differences	42.6	45.8	–	–
Other fixed asset timing differences	38.5	34.8	1.4	1.4
Other timing differences	(19.2)	(24.6)	(0.8)	(0.5)

	61.9	56.0	0.6	0.9

See Note 9 for information on deferred tax assets and liabilities for which no provision has been made.

24.	Called Up Share Capital

	2003 Shares	2003	2002 Shares	2002	2001 Shares	2001
	(‘000)	(£ million)	(‘000)	(£ million)	(‘000)	(£ million)
Authorised:
Ordinary Shares 12 2/9p	1,223,591	149.5	1,223,591	149.5	1,223,591	149.5
5½% cumulative preference shares £1	–	–	450	0.5	450	0.5

		149.5		150.0		150.0

Allotted, issued and fully paid:

Equity Capital: Ordinary Shares 12 2/9p:
At 1 January	928,760	113.5	924,812	113.1	919,189	112.4
Share options	4,766	0.6	3,948	0.4	5,623	0.7

At 31 December	933,526	114.1	928,760	113.5	924,812	113.1

Non-equity capital: 5½% cumulative preference shares £1.00:
At 1 January	269	0.3	269	0.3	269	0.3
Cancellation	(269)	(0.3)	–	–	–	–

At 31 December	–	–	269	0.3	269	0.3

Total called up share capital at 31 December		114.1		113.8		113.4

On 23 June 2003 the 5½% £1.00 cumulative preference shares were cancelled and in consideration the preference shareholders were paid £1.38 per share on 7 July 2003. The 5½% cumulative preference shares were denominated in sterling, were non-voting and carried preferential rights to dividends and distribution on winding up.

25	Share Option Plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) is available to all employees in the UK employed by participating Group companies, subject to three months’ service. The scheme provides for employees to save up to £250 per month and are given an option to acquire a set number of shares based on the committed amount to be saved. The option price is the higher of the nominal value and not less than 80% of the middle market quotation of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Canada, Denmark, Finland, Germany, Hong Kong, Italy, South Korea, Mexico, New Zealand, Norway, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Options are no longer issued under the Smith & Nephew Employee Share Option Scheme (adopted by shareholders on 14 May 1981) and the Smith & Nephew 1991 Overseas Employee Share Option Scheme (adopted by shareholders on 25 May 1990) but options remain to be exercised under these two schemes. Together all of the plans referred to above are termed the “Employee Schemes”.

The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on 9 May 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on 15 May 1990), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan and the Smith & Nephew 2001 US Share Plan (adopted by shareholders on 4 April 2001), together termed the “Executive Schemes”, are operated at the discretion of the Board of Directors.

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may select full-time employees of the Group for the grant of options to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs. The option price will not be less than the market value of an Ordinary Share, or the nominal value if higher. The market value will be the quoted price on the business day preceding the date of grant or the quoted price on the date of grant. For Executive Schemes adopted in 2001, the market value will be the average quoted price of an Ordinary Share for the three business days preceding the date of grant or, for the US Plan, the average quoted price of an ADS for the three business days preceding the date of grant or the quoted price on the date of grant. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to performance conditions but become exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2001 UK Unapproved Share Option Plan are open to senior managers outside the UK and the 1990 International Executive Share Option Scheme and the US Plan are open to senior managers in the US, Canada, Mexico and Puerto Rico.

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

Employees in the US are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

25.	Share Option Plans — (continued)

At 31 December 2003 17,455,000 (2002 — 19,819,000) options outstanding under share option schemes were as follows:

Employee Schemes	Number of shares	Range of option prices	Weighted average option price
	(000’s)	(Pence)	(Pence)
Outstanding at 1 January 2001	5,299	124.0 – 221.2	151.8
Granted	836	289.2	289.2
Exercised	(1,567)	124.0 – 156.0	141.4
Lapsed or cancelled	(798)	124.0 – 289.2	160.8

Outstanding at 31 December 2001	3,770	124.0 – 289.2	184.7
Granted	1,760	296.0 – 372.7	300.0
Exercised	(1,017)	124.0 – 304.0	144.2
Lapsed or cancelled	(267)	124.0 – 304.0	208.1

Outstanding at 31 December 2002	4,246	124.0 – 372.7	240.7
Granted	1,026	321.0 – 403.0	324.1
Exercised	(998)	124.0 – 304.0	154.7
Lapsed or cancelled	(212)	124.0 – 389.0	278.8

Outstanding at 31 December 2003	4,062	124.0 – 403.0	280.9

Of which options exercisable at 31 December 2003	56	124.0 – 221.2	184.3

Weighted average fair value of options granted:

During 2001	117.7
During 2002	109.1
During 2003	127.6

Executive Schemes	Number of shares	Range of option prices	Weighted average option price
	(000’s)	(Pence)	(Pence)
Outstanding at 1 January 2001	16,563	133.0 – 270.0	152.1
Granted	2,846	326.0 – 375.0	361.6
Exercised	(3,944)	133.0 – 195.5	165.0

Outstanding at 31 December 2001	15,465	133.0 – 375.0	214.9
Granted	3,266	359.0 – 409.5	380.4
Exercised	(2,841)	143.0 – 327.7	161.6
Lapsed or cancelled	(317)	133.0 – 409.5	197.1

Outstanding at 31 December 2002	15,573	143.0 – 409.5	255.9
Granted	3,459	347.2 – 418.0	391.7
Exercised	(3,775)	143.0 – 382.3	191.3
Lapsed or cancelled	(1,864)	143.0 – 418.0	219.1

Outstanding at 31 December 2003	13,393	145.0 – 418.0	304.0

Of which options exercisable at 31 December 2003	5,155	145.0 – 331.8	208.5

Weighted average fair value of options granted:

During 2001	105.6
During 2002	106.2
During 2003	114.2

The weighted average fair values of options granted in 2003, 2002 and 2001 were calculated using the Black-Scholes option pricing model for traded options.

25.	Share Option Plans — (continued)

The following assumptions were used in calculating the fair values of options granted for Employee Schemes: dividend yield of 1.1% (2002 — 1.3%, 2001 — 1.1%), expected volatility of 23.3% (2002 — 19.6%, 2001 — 19.4%), risk free interest rate of 4.6% (2002 — 4.5%, 2001 — 5.0%) and expected life of 3.6 years (2002 — 3.6 years, 2001 — 5.0 years).

The following assumptions were used in calculating the fair values of options granted for Executive Schemes: dividend yield of 1.1% (2002 — 1.3%, 2001 — 1.1%), expected volatility of 22.0% (2002 — 19.6%, 2001 — 19.4%), risk free interest rate of 4.6% (2002 — 5.2%, 2001 — 4.9%) and expected life of 5.6 years (2002 — 5.6 years, 2001 — 10.0 years).

Because options vest over several years and there are restrictions as to exercise and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

Summarised information about options outstanding under the share option schemes at 31 December 2003 is as follows:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price	Exercisable in stages up to
	(Thousand)	(Years)	(Pence)	(Thousand)	(Pence)
Employee Schemes:
124.0p to 289.2p	1,413	2.6	227.8	56	184.3	2004
296.2p to 403.0p	2,649	3.3	309.3	–	–	–

	4,062			56

Executive Schemes:
145.0p to 296.1p	5,971	5.0	219.0	5,155	208.5	2004 to 2010
306.2p to 418.0p	7,422	6.3	372.3	–	–	–

	13,393			5,155

As the employee schemes are UK Inland Revenue approved Save As You Earn schemes or similar schemes, the Company is exempt from accounting for the difference between the share option price and the market value at the grant date.

Until 31 December 2002 the Company used a qualifying employee share ownership trust (“QUEST”) to acquire Smith & Nephew plc Ordinary Shares for the transfer to employees exercising options under the Smith & Nephew Employee Share Option Scheme. The QUEST was not used in 2003 and the Company does not intend to use it in the future. The trustee of the QUEST was Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of the Company. During 2002, the QUEST subscribed for 950,317 shares at a cost of £2.3m and transferred a total of 950,317 shares to employees on the exercise of options for consideration of £1.4m. All employees of UK Group subsidiary companies, including Executive Directors of the Company, were potential beneficiaries under the QUEST.

26.	Reserves

	2003		2002		2001
Group	Share premium	Profit and loss account	Share premium	Profit and loss account	Share premium	Profit and loss account
	(£ million)
At 1 January	143.8	262.5	135.8	158.3	125.4	29.9
Adjustment on adoption of UITF 38	–	–	–	–	–	3.0
Translation differences on foreign currency net investments	–	3.8	–	9.1	–	(8.8)
Retained profit for the year	–	102.0	–	67.5	–	86.7
Goodwill on disposals	–	8.2	–	30.0	–	–
Goodwill on operations contributed to the joint venture	–	–	–	–	–	17.9
Unrealised gain on formation of joint venture	–	–	–	–	–	31.8
Share based expense recognised in the profit and loss account	–	2.7	–	1.6	–	1.5
Cost of shares transferred to beneficiaries	–	(2.4)	–	(1.7)	–	(1.6)
Share options	8.2	–	8.0	–	10.4	–
Movements relating to the QUEST (Note 25)	–	–	–	(2.3)	–	(2.1)

At 31 December	152.0	376.8	143.8	262.5	135.8	158.3

Net exchange gains of £45.7m (2002 — gains of £68.2m) arising on foreign currency net borrowings are included within the £3.8m (2002 — £9.1m) translational differences on foreign currency net investments. The cumulative amount of goodwill charged to reserves is £275.8m (2002 — £292.3m) against which £116.0m of merger relief has been offset. The decrease is due to goodwill written back on the disposal of AbilityOne of £8.2m and exchange movements of £8.3m.

	2003		2002		2001
Parent Company	Share premium	Profit and loss account	Share premium	Profit and loss account	Share premium	Profit and loss account
	(£ million)
At 1 January	143.8	138.5	135.8	182.3	125.4	136.8
Adjustment on adoption of UITF 38	–	–	–	–	–	3.0
Retained (loss)/profit for the year	–	(67.2)	–	(40.8)	–	44.7
Share based expense recognised in the profit and loss account	–	2.4	–	1.0	–	1.5
Cost of shares transferred to beneficiaries	–	(1.7)	–	(1.7)	–	(1.6)
Share options	8.2	–	8.0	–	10.4	–
Movements relating to the QUEST (Note 25)	–	–	–	(2.3)	–	(2.1)

At 31 December	152.0	72.0	143.8	138.5	135.8	182.3

26.	Reserves — (continued)

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the Parent Company has not presented its own profit and loss account. The attributable loss for the year dealt with in the accounts of the Parent Company is £21.1m (2002 — profit of £3.8m).

The profit and loss account in 2001 and 2002 in the Group and Parent Company have been restated for the adoption of UITF 38 (Note 27).

On 23 June 2003, following the cancellation of the 5½% £1.00 cumulative preference shares (Note 24), a capital redemption reserve of £0.3m was established in the Parent Company. This reserve was extinguished during 2003.

27.	Own Shares

Own shares represent the holding of the parent company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 35).

	Group	Parent
	(£ million)
At 1 January 2002	2.5	2.5
Shares purchased	2.4	2.4
Shares transferred to Group beneficiaries	(1.7)	(1.7)

At 31 December 2002	3.2	3.2
Shares purchased	1.3	1.3
Shares transferred to Group beneficiaries	(2.4)	(2.4)

At 31 December 2003	2.1	2.1

Adoption of UITF 38

The adoption of UITF 38 has required the investment in own shares and related long-term incentive plan (“LTIP”) accrual to be reclassified in the balance sheet as a result of which prior period amounts have been restated as follows:

	Investments	Creditors: amounts falling due within one year	Profit and loss account	Shareholders’ funds
	(£ million)
Group
2002 as previously reported	8.2	(309.6)	259.7	517.3

Adoption of UITF 38 at 1 January 2002	(2.5)	2.9	2.9	0.4
During year ended 31 December 2002	(0.7)	(0.1)	(0.1)	(0.8)

Adoption of UITF 38 at 31 December 2002	(3.2)	2.8	2.8	(0.4)

2002 restated	5.0	(306.8)	262.5	516.9

27.	Own Shares — (continued)

	Investments	Creditors: amounts falling due within one year	Profit and loss account	Shareholders’ funds
	(£ million)
Parent
2002 as previously reported	760.0	(1,534.5)	136.3	393.9

Adoption of UITF 38 at 1 January 2002	(2.5)	2.9	2.9	0.4
During year ended 31 December 2002	(0.7)	(0.7)	(0.7)	(1.4)

Adoption of UITF 38 at 31 December 2002	(3.2)	2.2	2.2	(1.0)

2002 restated	756.8	(1,532.3)	138.5	392.9

There is no significant effect on the Group and Parent profit and loss accounts on adoption of UITF 38 so no restatements have been made.

28.	Cash Flow Statement

Reconciliation of operating profit to net cash flow from operating activities

	2003	2002	2001
	(£ million)
Group operating profit	179.8	150.7	154.0
Depreciation and amortisation	78.3	74.2	60.3
Loss/(profit) on sale of tangible fixed assets	1.9	2.7	(0.7)
Write-off of investment in Advanced Tissue Sciences, Inc.	–	17.5	–
Increase in stocks	(9.8)	(11.5)	(40.0)
Increase in debtors	(24.5)	(21.1)	(17.9)
(Decrease)/increase in creditors and provisions(i)	(11.2)	(1.5)	37.8

Net cash inflow from operating activities(ii)	214.5	211.0	193.5

(i)	Includes £9.6m (2002 — £19.3m, 2001 — £23.5m) of outgoings on rationalisation, acquisition integration and divestment costs.

(ii)	After £17.0m of Centerpulse costs in 2003.

Analysis	of Net Debt

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Net currency swaps	Total
	(£ million)
At 1 January 2001	23.6	(7.2)	(61.6)	(165.1)	(26.0)	(236.3)
Net cash flow	4.1	3.3	(30.2)	7.4	14.0	(1.4)
Exchange adjustments	(1.3)	0.2	1.5	(3.5)	(2.7)	(5.8)

At 31 December 2001	26.4	(3.7)	(90.3)	(161.2)	(14.7)	(243.5)
Net cash flow	(4.0)	(8.9)	(70.6)	(18.1)	–	(101.6)
Exchange adjustments	0.1	0.3	21.3	15.1	31.4	68.2

At 31 December 2002	22.5	(12.3)	(139.6)	(164.2)	16.7	(276.9)
Net cash flow	3.0	0.8	47.4	52.9	–	104.1
Exchange adjustments	0.5	(0.1)	6.9	11.7	26.7	45.7

At 31 December 2003	26.0	(11.6)	(85.3)	(99.6)	43.4	(127.1)

28.	Cash Flow Statement — (continued)

Reconciliation	of Net Cash Flow to Movement in Net Debt

	2003	2002	2001
	(£ million)
Change in cash net of overdrafts in the year	3.8	(12.9)	7.4
Change in net currency swaps	–	–	14.0
Change in borrowings	100.3	(88.7)	(22.8)

Change in net debt from net cash flow	104.1	(101.6)	(1.4)
Exchange adjustments	45.7	68.2	(5.8)

Change in net debt in the year	149.8	(33.4)	(7.2)
Opening net debt	(276.9)	(243.5)	(236.3)

Closing net debt	(127.1)	(276.9)	(243.5)

29.	Currency Translation

The exchange rates used for the translation of currencies into pounds sterling that have the most significant impact on the Group results were:

	Average rates
	2003	2002	2001
US Dollar	1.65	1.51	1.44
Euro	1.45	1.59	1.61

	Year-end rates
	2003	2002	2001
US Dollar	1.79	1.61	1.46
Euro	1.42	1.53	1.64

30.	Acquisitions

Acquisitions in 2003

There were no acquisitions in the year. The impact of additional and deferred consideration in the respect of previous years’ acquisitions was:

(£ million)
Tangible fixed assets	0.3
Intangible assets	0.3

0.6
Goodwill	0.1

Additional consideration in respect of previous year’s acquisitions	0.7
Deferred consideration in respect of previous acquisitions	3.6

Total cost of acquisitions	4.3

There was no material difference between the fair value and book value of net assets acquired.

£7.2m of deferred consideration, net of amortisation, relating to the Collagenase acquisition in 2000 has been written back to goodwill as it is no longer payable (Note 13).

30.	Acquisitions — (continued)

Acquisitions in 2002

On 28 March 2002, the Group acquired ORATEC Interventions, Inc., (“ORATEC”), at a net cost of £191.2m in cash. Further fair value adjustments have been made in the first full financial period after acquisition.

Fair values of net assets acquired as reported in 2002 and as adjusted in 2003 including explanations for these changes are set out below:

	Net book value on acquisition	Fair value adjustments 2002	Provisional fair values 2002	Adjustment revaluation		Adjustment other		Final Fair values 2003
	(£ million)
Net assets at date of acquisition:
Fixed assets	6.5	(1.8)	4.7	–		–		4.7
Intangibles	2.4	–	2.4	(1.7	)(i)	–		0.7
Stock	4.5	0.3	4.8	–		–		4.8
Debtors	6.1	(0.2)	5.9	0.4	(ii)	–		6.3
Creditors due within one year	(4.2)	0.6	(3.6)	–		–		(3.6)
Provisions	(3.9)	–	(3.9)	–		(2.8	)(iii)	(6.7)
Deferred taxation	–	15.2	15.2	–		1.7	(iv)	16.9

Net assets	11.4	14.1	25.5	(1.3)		(1.1)		23.1

Goodwill arising on acquisition			165.7					168.1

			191.2					191.2

Discharged by:
Cash consideration			222.5
Cash acquired in ORATEC			(39.1)
Costs associated with acquisition			7.8

			191.2

(i)	Book value was used for the provisional fair value of certain intellectual property rights. On final evaluation it was considered that fair value was lower than book value at acquisition.

(ii)	Adjustment to bad debt provision on final evaluation of debtors.

(iii)	Change in estimate relating to the expected outcome of legal disputes.

(iv)	Finalisation of tax losses brought forward and deferred tax on additional fair value adjustments.

The fair value adjustments in 2002 reflect the adoption of Group accounting policies and deferred taxation arising from available trading losses in the acquired entity.

The impact of other acquisitions, including deferred consideration in respect of previous year’s acquisitions in the year was:

Net book value
(£ million)
Tangible fixed assets	0.6
Intangible assets	7.3
Current assets	3.7
Current liabilities	(3.8)

7.8
Goodwill	2.0

Consideration	9.8
Associated undertaking formation costs	1.8
Deferred consideration in respect of previous year’s acquisitions	5.5

Total cost of acquisition	17.1

£2.0m consideration was accrued in 2002 and paid in cash in 2003. There was no material difference between the fair value and book value of net assets acquired.

30.	Acquisitions — (continued)

Acquisitions in 2001

The principal acquisitions during the year were Beiersdorf’s advanced woundcare business acquired in April 2001 and the Acticoat business acquired in May 2001. The impact on the Group balance sheet of all acquisitions in the year was:

Net book value
(£ million)
Tangible fixed assets	3.1
Intangible assets	3.5
Current assets	3.3

9.9
Goodwill	39.4

Consideration	49.3
Deferred consideration in respect of previous year’s acquisitions	20.0

Total cost of acquisition	69.3

There was no material difference between the fair value and book value of net assets acquired.

31.	Financial Commitments

Group capital expenditure contracted but not provided for amounted to £2.6m (2002 — £4.3m).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., amounts of up to £4.2m (2002 — £4.7m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £25.1m (2002 — £28.0m) contingent on achievement of sales milestones.

At 31 December 2003, the Group was committed to making the following payments during 2004:

	Land and buildings		Other assets
	2003	2002	2003	2002
	(£ million)
Operating leases which expire:
Within one year	2.0	1.6	2.6	1.8
After one and within five years	3.4	3.6	7.0	7.2
After five years	4.9	5.0	–	–

	10.3	10.2	9.6	9.0

32.	Contingent Liabilities

	Group	Group	Parent	Parent
	2003	2002	2003	2002
	(£ million)
Guarantees in respect of subsidiary undertakings	–	–	9.9	30.8

The parent has given guarantees to banks to support liabilities under foreign exchange contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

The Group is party to legal proceedings, in the normal course of business, which it is considered will not result in any material adverse effect on the Group’s results of operations or financial position.

33.	Post-Retirement Benefits

The Group sponsors pension plans for its employees in most of the countries in which it has major operating companies. Pension plans are established under the laws of the relevant country, funded by the payment of contributions to, and the assets held by, separate trust funds or insurance companies. In those countries where there is no company-sponsored pension plan, state benefits are considered adequate. Employees’ retirement benefits are the subject of regular management review.

For many years, the Group’s major pension plans in the United Kingdom (“UK Plan”) and the United States (“US Plan”) were of the defined benefit type. However, from 2003 all new employees were provided with a defined contribution pension plan. Existing employees were given the opportunity to choose whether to remain in their existing plan or change to the new arrangements.

The pension cost for the UK Plan and the US Plan has been determined by independent qualified actuaries, using the projected unit method. Under the projected unit method, the current service cost will increase as the members of the defined benefit plans approach retirement. The market related actuarial assumptions at the valuation dates and a breakdown of the pension costs are as follows:

Actuarial assumptions:

	UK Plan	US Plan
	(% per annum, except service lives)
Increase in pensionable earnings	4.3	5.0
Increase in pensions	2.3	Nil
Inflation	2.3	3.0
Return on investments	6.8	8.0
Average remaining service lives	10 years	13 years

Pension costs:

	2003	2002	2001
	(£ million)
Principal plans in the UK and the US:
Regular cost	8.3	9.8	8.6
Variations from regular cost(i)	5.1	(1.9)	(2.9)
Cost of former employees	–	–	(1.0)
Notional interest on prepayment	0.8	(0.1)	(0.2)

	14.2	7.8	4.5
Other plans	7.4	6.5	5.9

	21.6	14.3	10.4

(i)	Variations from regular costs arise from the surplus/deficit in the two principal plans and are amortised using the percentage of payroll method over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plans.

At the dates of the most recent actuarial valuations for the purposes of SSAP 24 in September and December 2002, the aggregate market value of the assets of the UK Plan and the US Plan was £230m (2002 — £268m: valuations in September and December 2001) representing 78% of plan liabilities for accrued benefits, including allowance for projected future increases in salaries, resulting in a net deficit of £64.5m (2002 — 93% and a net deficit of £19.8m). The estimated deficit of these plans at 31 December 2003 was £55m (2002 — £80m).

The unamortised balance of the UK Plan and US Plan deficits was £70.1m (2002 — deficit £20.8m).

The contributions made to the UK Plan and the US Plan in the accounting period were £8.5m (2002 —£2.6m) and £10.4m (2002 — £5.2m), respectively. The agreed contribution rates for 2004 and 2005 are 11% of pensionable earnings plus a supplementary payment of £4.3m in each year to the UK Plan and 7% of pensionable earnings plus a supplementary payment of £10m in 2004 to the US Plan.

33.	Post-Retirement Benefits — (continued)

Included in debtors due after more than one year are prepayments of £7.1m (2002 — £5.3m) and included in creditors are accruals due within one year of £4.0m (2002—£6.4m) relating to the funding of certain Group pension plans.

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was £0.6m (2002 — £0.4m, 2001 — £0.7m). The amount receivable at 31 December 2003 was £0.1m (2002 — £0.1m).

The cost of providing healthcare benefits after retirement of £1.1m (2002 — £0.8m, 2001 — £0.1m) are determined by independent qualified actuaries. The unfunded liability of £8.8m (2002 — £9.4m) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US:

	2003		2002
	UK	US	UK	US
	(% per annum)
Interest rate	5.4	6.0	5.6	7.0
Medical cost inflation	6.4	7.5	6.6	8.0

34.	Post-Retirement Benefits (FRS 17)

The disclosures below show the effect on the Group’s financial statements had FRS 17 been adopted and relate to the major defined benefit retirement plans in the UK and the US. Other plans are not material.

The principal assumptions used by the independent qualified actuaries in valuing the UK and US plans at 31 December for FRS 17 purposes were:

	2003		2002		2001
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
	(% per annum)
Increase in pensionable earnings	4.8	5.0	4.3	5.0	4.0	5.0
Increase in pensions	2.6	Nil	2.3	Nil	2.5	Nil
Inflation	2.8	3.0	2.3	3.0	2.5	3.0
Discount rate	5.4	6.0	5.6	7.0	6.0	7.1

The assets and liabilities in the plans and the expected rates of return on investments were:

	31 December 2003
	UK Plan		US Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.8	143.7	9.0	48.2
Government bonds	4.8	32.4	5.7	6.9
Corporate bonds	5.4	–	6.6	6.1
Property	6.6	10.1	–	–
Other	5.1	6.9	3.7	1.8

Market value of assets		193.1		63.0
Present value of liabilities		(253.0)		(124.3)

Deficit		(59.9)		(61.3)
Post-retirement healthcare		(3.6)		(6.4)

		(63.5)		(67.7)
Related deferred tax asset		19.0		25.7

Net retirement benefit liability		(44.5)		(42.0)

34.	Post-Retirement Benefits (FRS 17) — (continued)

	31 December 2002
	UK Plan		US Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.8	114.3	8.7	34.4
Government bonds	4.5	34.0	5.8	8.0
Corporate bonds	5.6	–	7.0	7.0
Property	6.2	9.6	–	–
Other	5.0	7.0	4.2	1.1

Market value of assets		164.9		50.5
Present value of liabilities		(221.4)		(105.2)

Deficit		(56.5)		(54.7)
Post-retirement healthcare		(3.3)		(7.0)

		(59.8)		(61.7)
Related deferred tax asset		17.9		23.4

Net retirement benefit liability		(41.9)		(38.3)

	31 December 2001
	UK Plan		US Plan
	Rate of return	Value	Rate of return	Value
	%	(£ million)%		(£ million)
Equities	9.0	149.1	10.0	42.8
Government bonds	4.9	36.0	5.5	8.4
Corporate bonds	6.0	–	7.1	6.8
Property	6.9	9.4	–	–
Other	5.8	6.6	2.5	4.8

Market value of assets		201.1		62.8
Present value of liabilities		(190.2)		(103.8)

Surplus/(deficit) of pension plans		10.9		(41.0)
Post-retirement healthcare		(3.1)		(7.4)

		7.8		(48.4)
Related deferred tax (liability)/asset		(2.3)		18.4

Net retirement benefit asset/(liability)		5.5		(30.0)

The Group’s shareholders’ funds and profit and loss account at 31 December would have been as follows:

	2003		2002
	Shareholders’ funds	Profit and loss account	Shareholders’ funds	Profit and loss account
	(£ million)
As reported (restated — Note 27)	640.8	376.8	516.9	262.5
Provided under SSAP 24	2.8	2.8	7.8	7.8
Less: related deferred tax	(1.1)	(1.1)	(3.0)	(3.0)

	642.5	378.5	521.7	267.3
FRS 17 net retirement liability above	(86.5)	(86.5)	(80.2)	(80.2)

As adjusted for FRS 17	556.0	292.0	441.5	187.1

34.	Post-Retirement Benefits (FRS 17) — (continued)

The following amounts would have been charged to operating profit:

	2003			2002
	UK Plan	US Plan	Total	UK Plan	US Plan	Total
	(£ million)
Current service cost — employer’s portion	6.5	4.6	11.1	5.9	5.2	11.1
Past service cost	–	–	–	0.1	–	0.1

Total operating charge	6.5	4.6	11.1	6.0	5.2	11.2

The following amounts would have been charged/(credited) to other finance costs:

	2003			2002
	UK Plan	US Plan	Total	UK Plan	US Plan	Total
	(£ million)
Interest cost	12.3	7.1	19.4	11.4	7.1	18.5
Expected return on assets in the plan	(11.4)	(4.2)	(15.6)	(16.2)	(5.3)	(21.5)

Net finance cost/(credit)	0.9	2.9	3.8	(4.8)	1.8	(3.0)

The combined operating and finance costs that would have been charged in 2003 under FRS 17 of £14.9m compares with the cost under SSAP 24 of £14.2m (2002 — FRS 17 amount of £8.2m compares with the cost under SSAP 24 of £7.8m).

The following amounts would have been included in the statement of total recognised gains and losses:

	2003		2002
	UK Plan	US Plan	UK Plan	US Plan
Differences between expected and actual return on assets
Amount (£ million)	16.9	7.5	(47.9)	(13.9)
Percentage of plan assets	8.8%	11.9%	29.0%	27.5%
Experience gains and losses on the plan liabilities
Amount (£ million)	0.2	(1.7)	(2.5)	(1.1)
Percentage of plan liabilities	0%	1.4%	1.1%	1.0%
Effects of changes in demographic and financial assumptions underlying the present value of the plan liabilities
Amount (£ million)	(21.6)	(21.9)	(18.6)	(1.9)
Actuarial loss recognised in the statement of total recognised gains and losses

Amount (£ million)	(4.5)	(16.1)	(69.0)	(16.9)

Percentage of plan liabilities	1.8%	13.0%	31.2%	16.1%

The following table reconciles the movement in the plans’ surplus/(deficit):

	2003		2002
	UK Plan	US Plan	UK Plan	US Plan
	(£ million)
(Deficit)/surplus in the plan at 1 January	(56.5)	(54.7)	10.9	(41.0)
Movement in the year:
Current service cost (employees and employers)	(9.2)	(4.6)	(8.6)	(5.2)
Past service cost	–	–	(0.1)	–
Other finance (cost)/income	(0.9)	(2.9)	4.8	(1.8)
Actuarial loss	(4.5)	(16.1)	(69.0)	(16.9)
Contributions paid (including by employees)	11.2	10.4	5.5	5.2
Currency adjustment	–	6.6	–	5.0

Deficit in the plan at 31 December	(59.9)	(61.3)	(56.5)	(54.7)

34.	Post-Retirement Benefits (FRS 17) — (continued)

The cost of providing healthcare benefits after retirement under FRS 17 of £0.8m (£1.1m charge under SSAP 24) is determined by independent actuaries and would be charged to operating profit in 2003 (2002 — £0.8m charged in 2002 compared with a £0.8m charge under SSAP 24). The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and would be as follows:

	2003		2002		2001
	UK	US	UK	US	UK	US
	(% per annum)
Interest rate	5.4	6.0	5.6	7.0	6.0	7.1
Medical cost inflation	6.4	7.5	6.6	8.0	7.0	9.0

35.	Smith & Nephew Employees’ Share Trust

	2003	2002
	(£ million)
At 1 January	3.2	2.5
Shares acquired	1.3	2.4
Shares vested	(2.4)	(1.7)

At 31 December	2.1	3.2

The Smith & Nephew Employees’ Share Trust (the “Trust”) was established to hold shares relating to the long-term incentive plan referred to in the “Remuneration Report”. Holdings of the Parent Company’s Own Shares in respect of the Trust are disclosed in Note 27. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Parent Company. The costs of the Trust are charged to the profit and loss account as they accrue. A dividend waiver is in place in respect of those shares held under the long-term incentive plan that are yet to vest. The waiver represents less than 1% of the total dividends paid.

At 31 December 2003, the Trust held 1.6m (2002 — 1.5m) Ordinary Shares at an aggregate cost of £5.6m (2002 — £5.2m). 1.1m (2002 — 0.6m) shares, with an original cost of £3.5m (2002 — £2.0m), have vested and are held under option for the benefit of directors and employees. 0.5m shares, at an aggregate cost of £2.1m, are included within shareholders’ funds on the Group and Parent balance sheets. The market value of these shares at 31 December 2003 was £2.3m (2002 — £3.4m).

36.	Related Party Transactions with Joint Venture and Associated Undertaking

In the course of normal operations, the Group traded on an arm’s-length basis with its joint venture BSN Medical from 1 April 2001 and associated undertaking AbilityOne from 27 March 2002 until 12 September 2003. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	With BSN Medical	With BSN Medical	With BSN Medical	With AbilityOne	With AbilityOne
	2003	2002	2001	2003	2002
	(£ million)
Sales to the joint venture/associate	0.9	6.9	6.5	0.1	0.4
Profit/(loss) made on sales	0.4	(0.3)	(0.4)	–	0.1
Agency fees received	18.2	19.0	19.2	–	–
Management charges received	1.1	1.6	0.8	–	–
Purchases from the joint venture/associate	12.2	13.2	11.2	3.0	5.3
(Loss)/profit made by the joint venture on purchases	(0.3)	(0.1)	0.5	–	–
Interest payable to the joint venture	–	–	(0.7)	–	–
Interest receivable from the joint venture	–	0.4	1.7	–	–

37.	Information About the Nature and Cost of Services Provided by Auditors

	2003	2002	2001
	(£ million)
Audit services:
Group accounts	1.0	0.9	0.8
Local statutory audit	0.3	0.3	0.3

Statutory audit	1.3	1.2	1.1
Audit-related regulatory reporting	0.1	0.1	–

	1.4	1.3	1.1
Further assurance services	1.9	0.9	0.5

Tax services:
Compliance services	0.2	0.3	0.2
Advisory services	2.5	1.5	1.5

	2.7	1.8	1.7
Other services	–	–	–

Total auditors’ remuneration	6.0	4.0	3.3

Arising:
In the UK	4.5	2.1	1.7
Outside the UK	1.5	1.9	1.6

	6.0	4.0	3.3

Relating to capital transactions (included above)	–	1.6	1.3

Audit fees incurred by Group pension schemes (not included above)	0.1	0.1	0.1

Of the total auditors’ remuneration £2.3m (2002—£1.3m, 2001—£0.8m) relates to statutory and other certifications and services. Also, of the total auditors’ remuneration in 2003 £3.7m relates to the unsuccessful public offers to purchase Centerpulse AG and InCentive Capital AG.

38.	Post Balance Sheet Events

On 16 March 2004, Smith & Nephew completed the acquisition of Midland Medical Technologies (“MMT”), the global market leader in metal-on-metal hip resurfacing for £67m in cash and notes. Additional payments of £33m in cash and notes are contingent upon certain regulatory and development milestones being met. MMT achieved sales in the 2003 calendar year of £20m.

39.	New Accounting Standards

New Accounting Standards in the UK — FRS 17

FRS 17 — Retirement Benefits was issued in November 2000. Full implementation has been deferred until 1 January 2005. Some disclosure requirements are effective for periods prior to this date. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. Current and past service costs are charged to operating expense in the period in which they are earned, the interest cost on accrued liabilities less expected return on assets is charged as net finance costs and changes in the value of the related assets and liabilities are taken to reserves in the period. Had FRS 17 been implemented at 31 December 2003, the Group would have reported a retirement liability, net of related deferred tax, of £86.5m (2002 — £80.2m), which compares with £1.7m (2002 — £4.8m) recorded in the balance sheet under the existing rules. The impact of FRS 17 on retained earnings for 2003 would have been to reduce retained earnings by £84.8m (2002 — £75.4m) (Note 34).

New Accounting Standards in the US — FIN 46

FIN 46 — Consolidation of Variable Interest Entities was issued in January 2003 and subsequently revised in December 2003. It requires additional disclosures to be made in financial statements issued after January 2003 and becomes fully effective for accounting periods ending after 15 March 2004. FIN 46 requires entities to be consolidated if their financial affairs are being supported by a third party even if that third party is not an equity holder. Management does not believe that this standard will result in any additional entities being consolidated into the Group.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US

The Group accounts are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. Those differences which have a significant effect on the Group’s profit for the financial year and shareholders’ funds are as follows:

Goodwill and Other Intangible Assets

Prior to 1998, goodwill arising on acquisitions was set off against reserves. On disposal of such businesses, goodwill previously set off against reserves is charged to profit or loss on disposal. Since 1998, goodwill and other intangible fixed assets purchased by way of acquisition have been capitalised and written off over a period not exceeding 20 years. Under US GAAP, goodwill and other intangible fixed assets purchased prior to 2002 would have been capitalised and amortised over their expected useful lives. Commencing 2002, goodwill would not be amortised and would be subject to an annual impairment review, whereas other intangible assets would continue to be capitalised and amortised over their useful lives.

Fair value adjustments to goodwill may be made in the first full financial period after acquisition. Under US GAAP, these may only be made within one year of acquisition. Thus, any adjustments post this period would be taken to the profit and loss account for the year.

Goodwill arising on the formation of the joint venture is not amortised but is subject to annual impairment review. Under US GAAP, prior to 2002 this goodwill would be amortised. Commencing 2002, this goodwill would not be amortised.

Joint Venture and Associated Undertaking

One of the components of the goodwill in the joint venture is the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture by the Group. Under US GAAP, this gain would be unrealised and would not be recognised.

The results of the joint venture are included within turnover, operating profit, interest and taxation. The results of the associated undertaking are included within operating profit, interest and taxation. Under US GAAP, the Group’s share of the after tax profits of the joint venture and associated undertaking would be reflected in the income statement as a single line item and its net investment in the joint venture would be included as a single line item in the balance sheet with the investment in the Group’s associated undertaking.

Post-Retirement Benefits

Projected benefit liabilities are discounted using long-term investment returns and surpluses and deficits are amortised over the employees’ service lives. Under US GAAP, pension liabilities would be discounted using corporate bond rates and surpluses and deficits within 10% limits would not be amortised and would thus have no immediate impact on pension costs. In addition, under US GAAP where the value of plan assets is below the value of the liabilities valued on an accumulated benefit obligation basis, the deficit would be recognised immediately through other comprehensive income.

Trade Investments

Trade investments are stated in the balance sheet at cost less provision for any permanent diminution in value and any movements in provisions are taken to the profit and loss account for the year. Under US GAAP, trade investments would be stated at market value and movements in market value would be taken to shareholders’ equity via comprehensive income for the year.

Factoring of Debts

Trade debtors are stated in the balance sheet net of non-returnable proceeds received. Under US GAAP, trade debtors would be stated gross and proceeds received would be included in borrowings.

Derivative Instruments and Hedging Activities

Derivative instruments in respect of anticipated future transactions, interest rate risks and intragroup equity investments are accounted for as hedges. Under US GAAP, all derivative instruments (including

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

those embedded in other contracts) are recognised as either assets or liabilities in the consolidated balance sheet at their fair values. US GAAP prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Changes in the fair value of derivatives that are designated and qualify as part of a hedge transaction would be recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. Changes in the fair value of derivatives that do not qualify for hedge accounting would be recognised each period in profit for the financial year.

        Forward Foreign Exchange Contracts

Forward foreign exchange contracts in respect of anticipated future transactions are treated as hedges and not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. Under US GAAP, such contracts would be valued at the forward rates at the balance sheet date with the gains and losses included in profit for the financial year. On maturity of the contract the gain/loss not recognised to date would be recognised in profit for the financial year.

        Interest Rate Swaps

Interest rate swaps used to fix interest rates on the Group’s major exposures are treated as hedges and not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. Under US GAAP, these swaps would not be treated as hedges, due to the additional documentation requirement, and gains and losses on valuing such contracts at the balance sheet date would be included in profit for the financial year.

        Currency Rate Swaps

Currency swaps are used to hedge intra Group equity investments. Realised and unrealised gains/losses are not recognised in profit for the year but are recorded as movements in reserves. Receivables and payables on currency swaps are included within debtors and creditors respectively. Under US GAAP, these swaps would be separately classified into current asset derivatives, current liabilities derivatives and non-current liabilities derivatives.

Dividends

Dividends are provided in the period to which they relate and, in the case of proposed final dividends, on the basis of proposals by the Directors. Under US GAAP, dividends would be provided for in the accounts for the period in which they are declared.

Taxation

Deferred taxation is recognised on most timing differences. This is generally consistent with US GAAP, except that deferred taxation is provided on goodwill acquired prior to 1998, which has been set off against reserves and on which taxation benefits have been received. Under US GAAP, as goodwill acquired prior to 1998 would not have been set off against reserves, the deferred taxation provided under UK GAAP would not be required. Furthermore, under US GAAP, a deferred tax liability would be provided on intangible assets acquired subject to book amortisation where no tax relief is available.

Acquired in-Process Research and Development

Acquired in-process research and development is not separately identified and therefore forms part of the goodwill arising on acquisition. Under US GAAP, acquired in-process research and development would be identified separately from goodwill and charged to the profit and loss account on the date of acquisition.

Leases

The criteria for capitalising leases under UK GAAP differ from those under US GAAP. As a result, certain leases which are classified as operating leases under UK GAAP would have been capitalised under US GAAP.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Discontinued Activities

Under UK GAAP, the results of operations arising from discontinued operations are presented in the profit and loss account under the relevant captions and the profit/(loss) on their disposal is reported as a separate line item after operating income and before interest. Under US GAAP, the results of operations from discontinued operations and the profit/(loss) on their disposal are reported as separate line items immediately before net income.

Exceptional Items

Items classified as exceptional under UK GAAP do not meet the definition of extraordinary under US GAAP and therefore under US GAAP these would be classified as operating expenses.

Staff Costs

Under UK GAAP, the Group does not account for stock based compensation. Under US GAAP, stock based compensation would be recognised under the fair value recognition provisions of FAS 123 — Accounting for Stock Based Compensation and charged to the profit and loss account for the year.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Effect of Differences

The effect of the adjustments to attributable profit for the year and to shareholders’ funds that would be required if US GAAP were to be applied instead of UK GAAP is summarised as follows. The condensed consolidated income presented below reflects the adjustments to attributable profit for the year.

	2003	2002	2001
	(£ million)
Profit for the Financial Year
Attributable profit for the year as reported under UK GAAP	148.1	112.1	129.6
Adjustments:
Amortisation of goodwill	18.5	17.5	(10.5)
Amortisation of other intangible fixed assets	(9.9)	(9.0)	(3.9)
Amortisation of goodwill on joint venture	–	–	(1.2)
Goodwill fair value adjustments on acquisition	(2.4)	–	–
Gain on disposals: goodwill and other intangible assets previously written off	7.6	15.2	–
Pension expense	(8.5)	(3.7)	(1.7)
Staff costs	(4.5)	(3.4)	(1.6)
Unrecognised forward foreign exchange gains/(losses)	0.1	(7.9)	1.4
Unrecognised gains/(losses) on interest rate swaps	2.6	(1.4)	(7.4)
Acquired in-process research and development	–	(4.2)	–
Other adjustments	(0.3)	(0.3)	–
Deferred taxation — on adjustments	2.0	4.4	2.4
Deferred taxation — methodology	14.1	9.1	(0.2)

Profit for the financial year as adjusted to accord with US GAAP	167.4	128.4	106.9

Condensed Consolidated Income Statement
Net sales	1,178.9	1,083.7	978.3
Cost of goods sold	(345.0)	(321.5)	(293.5)
Other operating costs and expenses	(22.4)	(29.9)	(21.1)
Selling, general and administrative expenses	(639.2)	(595.1)	(538.3)
Interest expense net	(0.7)	(11.2)	(23.9)

Income before income tax expense and equity in earnings of associated companies	171.6	126.0	101.5
Income tax expense	(42.5)	(28.5)	(37.4)
Equity in earnings of associated companies	15.3	13.3	4.4

Income from continuing operations	144.4	110.8	68.5

Discontinued operations:
Income net of tax of nil (2002 — £0.8m, 2001 — £4.2m)	–	1.3	6.9
Gain on sale net of tax of £16.1m (2002 — £16.9m, 2001 — £17.7m)	23.0	16.3	31.5

	23.0	17.6	38.4

Net income	167.4	128.4	106.9

(i)	The estimated amortisation of intangible assets as at 31 December 2003 for the next five years under US GAAP is as follows: 2004 — £14.7m, 2005 — £14.7m, 2006 — £14.1m, 2007 — £13.3m and 2008 — £13.3m.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

	2003		2002		2001
	(pence)
Basic earnings as so adjusted — Per Ordinary Share:
Continuing operations	15.53	p	11.97	p	7.44	p
Discontinued operations	2.47	p	1.90	p	4.16	p

Total	18.00	p	13.87	p	11.60	p

Diluted earnings as so adjusted — Per Ordinary Share:
Continuing operations	15.42	p	11.86	p	7.36	p
Discontinued operations	2.46	p	1.89	p	4.13	p

Total	17.88	p	13.75	p	11.49	p

Basic earnings as so adjusted — Per ADS (i):
Continuing operations	77.6	p	59.9	p	37.2	p
Discontinued operations	12.4	p	9.5	p	20.8	p

Total	90.0	p	69.4	p	58.0	p

Diluted earnings as so adjusted — Per ADS (i):
Continuing operations	77.1	p	59.3	p	36.8	p
Discontinued operations	12.3	p	9.5	p	20.7	p

Total	89.4	p	68.8	p	57.5	p

(i)	Per ADS amounts have been restated to reflect the change in 2003 in the number of Ordinary Shares per ADS from 10 to 5.

Comprehensive Income

The consolidated statement of comprehensive income under US GAAP is as follows:

	2003	2002	2001
	(£ million)
Profit for the financial year as adjusted to accord with US GAAP	167.4	128.4	106.9
Other comprehensive income:
Minimum pension liability	(5.4)	(69.4)	–
Tax on minimum pension liability	2.0	22.3	–
Other comprehensive income (net of related tax of nil):
Cumulative effect on prior year on adoption of FAS 133 in 2002	–	–	(0.7)
Derivative financial instruments	–	–	0.7
Revaluation of investments	–	3.2	4.3
Translation adjustment arising on consolidation	(5.7)	(3.5)	(5.1)

Comprehensive income	158.3	81.0	106.1

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Minimum pension liability	Derivative financial instruments	Revaluation of investments	Currency translation differences	Total
	(£ million)
At 1 January 2001	–	–	(7.5)	(38.4)	(45.9)
Effect on adoption of FAS 133 in 2002	–	(0.7)	–	–	(0.7)
Movement in the year	–	0.7	4.3	(5.1)	(0.1)

At 31 December 2001	–	–	(3.2)	(43.5)	(46.7)
Movement in the year	(47.1)	–	3.2	(3.5)	(47.4)

At 31 December 2002	(47.1)	–	–	(47.0)	(94.1)
Movement in the year	(3.4)	–	–	(5.7)	(9.1)

At 31 December 2003	(50.5)	–	–	(52.7)	(103.2)

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Shareholders’ Funds

	2003	2002
	(£ million)
Shareholders’ funds as reported in the Group balance sheet under UK GAAP (i)	640.8	516.9
Adjustments:
Goodwill
Cost	(0.9)	(0.3)
Amortisation	50.0	35.4

	49.1	35.1

Other intangible fixed assets
Cost	198.8	220.7
Amortisation	(104.5)	(105.3)

	94.3	115.4

Investment in joint venture
Cost	(38.3)	(38.1)
Amortisation	(1.2)	(1.2)

	(39.5)	(39.3)

Fixed assets — capital lease
Cost	10.8	11.5
Depreciation	(1.1)	(0.5)

	9.7	11.0

Debtors: debit balances on currency swaps	(52.8)	(21.3)
Debtors: pension assets	(5.6)	(4.1)
Debtors: non-returnable proceeds received from debt factor	19.9	18.3
Current asset derivatives	56.3	29.9

	17.8	22.8

Creditors: Holiday pay	(2.5)	(2.2)
Creditors: Proposed final dividend	28.9	27.9
Creditors: Pension liability	(88.0)	(79.7)
Credit balances on currency swaps	4.6	3.3
Borrowings due within one year: non-returnable proceeds received from debt factor	(19.9)	(18.3)
Borrowings due within one year: capital lease payments	(0.2)	(0.2)
Current liabilities derivatives	(19.6)	(25.4)

	(96.7)	(94.6)

Credit balances on currency swaps	4.8	1.3
Non-current liabilities derivatives	(5.2)	(2.4)
Borrowings due after one year: capital lease payments	(9.4)	(10.7)
Deferred taxation — on adjustments	35.6	31.6
Deferred taxation — methodology	8.6	(4.8)

Shareholders’ funds as adjusted to accord with US GAAP	709.9	582.3

(i)	2002 figures have been restated for the adoption of UITF 38 (see Note 27)

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Reconciliation of Changes in Shareholders’ Funds Under US GAAP

	2003	2002	2001
	(£ million)
Profit for the financial year under US GAAP	167.4	128.4	106.9
Dividends paid	(45.1)	(43.5)	(41.8)
Currency translation	(5.7)	(3.5)	(5.1)
Issue of shares	8.5	6.1	9.0
Stock based expense recognised in the profit and loss account	7.2	5.0	3.1
Cost of shares transferred to beneficiaries	(1.3)	(2.4)	(1.2)
Revaluation of investments	–	3.2	4.3
Minimum pension liability	(3.4)	(47.1)	–

Net addition to shareholders’ funds	127.6	46.2	75.2
Opening shareholders’ funds	582.3	536.1	460.9

Closing shareholders’ funds	709.9	582.3	536.1

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

The categories of cash flow activity under US GAAP are summarised as follows:

	2003	2002	2001
	(£ million)
Cash flows from operating activities	165.3	152.4	100.8
Cash flows from investing activities	(23.3)	(214.2)	(68.0)
Cash flows from financing activities	(139.0)	57.8	(28.7)

Increase/(decrease) in cash and cash equivalents	3.0	(4.0)	4.1
Exchange adjustments	0.5	0.1	(1.3)
Cash and cash equivalents at beginning of year	22.5	26.4	23.6

Cash and cash equivalents at end of year	26.0	22.5	26.4

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Additional Information Required by US GAAP in Respect of Earnings Per Share

The following table sets out the computation of basic and diluted earnings per Ordinary Share from continuing operations under US GAAP:

	2003	2002	2001
	(£ million)
Numerator:
Profit for the financial year as adjusted to accord with US GAAP	167.4	128.4	106.9

Numerator for diluted earnings per Ordinary Share	167.4	128.4	106.9

	2003	2002	2001
	(Shares million)
Denominator:
Denominator for basic earnings per Ordinary Share	930	926	921
Effect of dilutive securities: Share option schemes	6	8	9

Denominator for diluted earnings per Ordinary Share	936	934	930

Basic earnings per Ordinary Share from continuing operations	15.53p	11.97p	7.44p
Basic earnings per Ordinary Share from discontinued operations	2.47p	1.90p	4.16p
Diluted earnings per Ordinary Share from continuing operations	15.42p	11.86p	7.36p
Diluted earnings per Ordinary Share from discontinued operations	2.46p	1.89p	4.13p

Additional Information Required by US GAAP in Respect of Deferred Taxation

The analysis of the deferred taxation (liability)/asset required by US GAAP is summarised as follows:

	2003	2002
	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	(34.4)	(29.3)
Other temporary differences	(51.9)	(45.8)

	(86.3)	(75.1)
Deferred taxation assets:
Taxation effect of losses carried forward	5.1	18.4
Other temporary differences	67.9	31.5

	73.0	49.9

	(13.3)	(25.2)

Of which:
Current	63.1	18.0
Non-current	(76.4)	(43.2)

	(13.3)	(25.2)

The losses carried forward have expiration dates that range from 2008 to 2020.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Additional Information Required by US GAAP in Respect of the Group’s Two Principal Pension Plans

The two principal pension plans are those in the UK and the US. The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	2003	2002	2001
	(£ million)
Service cost	11.3	10.9	9.6
Interest cost	20.1	19.1	18.1
Expected return on plan assets	(16.0)	(21.2)	(21.9)
Amortisation of transition obligation	–	–	(0.1)
Amortisation of prior service cost	0.6	2.3	2.6
Amortisation of net actuarial loss/(gain)	6.6	0.6	(0.8)
Curtailment gain	–	–	(1.0)

Net periodic pension cost	22.6	11.7	6.5

The major assumptions used in computing the pension cost under US GAAP for the two principal plans are:

	2003	2002	2001
	(%)
UK:
Expected long-term rate of return on plan assets for net benefit costs	6.9	6.9	8.1
Discount rate for net benefit costs	5.6	6.0	6.0
Discount rate for year end benefit obligations	5.4	5.6	6.0
Expected long-term rate of earnings increases for net benefit costs	4.3	4.0	4.0
Expected long-term rate of earnings increases for year end benefit obligations	4.8	4.3	4.0
US:
Expected long-term rate of return on plan assets for net benefit costs	8.8	8.8	9.3
Discount rate for net benefit costs	7.0	7.0	8.0
Discount rate for year end benefit obligations	6.0	7.0	7.0
Expected long-term rate of earnings increases for net benefit costs	5.0	5.0	5.0
Expected long term rate of earnings increases for year end benefit description	5.0	5.0	5.0

The assumption for the expected long-term rate of return on assets is based on separate long-term assumptions for each of the major assets classes weighted by the asset allocation. The long-term assumptions for bonds are based on long-term market yields at the accounting date. The long-term rate of return on equities is the Group’s best estimate of future returns with consideration having been given to long-term historic real returns achieved on equities.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

The following table sets out the funded status and amounts that would be recognised under US GAAP in the balance sheet at 31 December 2003 and 2002 for the Group’s two principal plans:

	2003		2002
	UK Plan	US Plan	UK Plan	US Plan
	(£ million)
Fair value of plan assets	192.1	63.0	164.1	50.5
Projected benefit obligation	(265.5)	(124.4)	(231.7)	(105.2)

Projected benefit obligation in excess of plan assets	(73.4)	(61.4)	(67.6)	(54.7)
Unrecognised prior service cost	0.9	0.2	1.4	0.3
Unrecognised net loss	67.3	50.9	65.6	42.0

	(5.2)	(10.3)	(0.6)	(12.4)
Deficit on accumulated benefit obligation basis	(51.0)	(21.4)	(52.0)	(17.9)

(Accrued)/prepaid pension cost	(56.2)	(31.7)	(52.6)	(30.3)

The following table sets out the accumulated benefit obligation and market value of assets for the Group’s two principal plans:

	2003		2002
	UK	US	UK	US
	(£ million)
Accumulated benefit obligation	(248.3)	(94.7)	(216.7)	(80.8)
Market value of assets	192.1	63.0	164.1	50.5

The measurement date for the UK Plan and the US Plan is 31 December.

In the UK Plan, the assets principally comprise UK and other listed equities, bank deposits and UK Government index-linked stocks. In the US Plan, the assets principally comprise US equities, other listed equities and fixed income securities.

The following table sets out the Company’s pension plan asset allocation in the UK for the last two fiscal years, together with the target allocation for 2004:

	Target allocation	Percentage of plan assets at 31 December
	2004	2003 (%)	2002
Asset Category
Equity securities	60 – 80	74.5	69.4
Debt securities	15 – 25	16.8	20.6
Property	0 – 8	5.2	5.8
Other	0 – 5	3.5	4.2

Total		100	100

The long-term investment strategy for the Smith & Nephew UK Pension Fund (“the UK Plan”) is for significant index linked and fixed interest investments to be held so that in the short to medium term the income from them exceeds the excess of benefits over contributions. The balance of the UK Plan’s investments will be invested in equities and property.

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

The UK Plan is not allowed to have a direct shareholding in Smith & Nephew plc or associated companies.

The following table sets out the Company’s pension plan asset allocation in the US for the last two fiscal years, together with the target allocation for 2004:

	Target allocation	Percentage of plan assets at 31 December
	2004	2003	2002
		(%)
Asset Category
Equity securities	68-80	76.4	68.1
Debt securities	20-26	20.7	29.6
Other	0-5	2.9	2.3

Total		100	100

The long-term investment strategy for the Smith & Nephew US Pension Plan (“the US Plan”) is a long-term rate of return on assets that is at least 5% to 6% greater than the rate of inflation as measured by the Consumer Price Index. This target rate of return for the Plan is based upon the assumption that future real rates of return will be close to the historical long run rates of return experienced for each asset class. Market performance varies and a real rate of return of between 5% and 6% may not be achievable during some periods.

The US Plan is not allowed to have a direct shareholding in Smith & Nephew plc or associated companies.

A reconciliation of the projected benefit obligation and the fair value of plan assets is shown in the following tables:

	2003		2002
	UK Plan	US Plan	UK Plan	US Plan
	(£ million)
Projected benefit obligation at beginning of year	231.7	105.2	202.1	105.6
Service cost	6.7	4.6	6.1	4.8
Interest cost	13.0	7.1	12.1	7.0
Plan participant contributions	2.7	–	2.7	–
Actuarial loss	22.6	23.5	18.7	2.3
Benefits and expenses paid	(11.2)	(2.9)	(10.0)	(3.8)
Exchange adjustment	–	(13.1)	–	(10.7)

Projected benefit obligation at end of year	265.5	124.4	231.7	105.2

Fair value of plan assets at beginning of year	164.1	50.5	200.1	74.1
Actual return on assets	28.0	11.6	(31.5)	(18.9)
Company contributions	8.5	10.4	2.8	5.2
Plan participant contributions	2.7	–	2.7	–
Benefits and expenses paid	(11.2)	(2.9)	(10.0)	(3.8)
Exchange adjustment	–	(6.6)	–	(6.1)

Fair value of plan assets at end of year	192.1	63.0	164.1	50.5

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

The following table sets out the benefit payments used in the calculation of the expected benefit obligation:

	United Kingdom	United States
	(£ million)
Actual Payments
2002	10.0	3.1
2003	11.2	2.9

Additional information required by US GAAP in respect of the Group’s healthcare benefits after retirement in the UK and the US

The movement in the accumulated post-retirement benefit obligation under the Group’s post-retirement healthcare schemes is as follows:

	2003		2002
	UK	US	UK	US
	(£ million)
At beginning of year	3.4	7.0	3.2	6.2
Service cost	0.1	0.1	0.1	0.1
Interest cost	0.2	0.4	0.2	0.5
Change in assumptions	–	–	–	1.0
Actuarial loss/(gain)	0.2	–	0.1	0.4
Benefits paid	(0.2)	(0.4)	(0.2)	(0.6)
Exchange adjustment	–	(0.7)	–	(0.6)

At end of year	3.7	6.4	3.4	7.0

	2003		2002
	UK	US	UK	US
	(£ million)
Accumulated benefit obligation	3.7	6.4	3.4	7.0
Unrecognised net loss/(gain)	(0.1)	(1.5)	0.2	(1.7)
Prior service loss/(gain)	–	0.1	–	0.1

Accrued healthcare cost	3.6	5.0	3.6	5.4

The effect of a one percentage point change in the rate of medical cost inflation would increase/(decrease) the accumulated post-retirement benefit obligation as follows:

	2003		2002
	UK	US	UK	US
	(£ million)
1% increase	0.1	0.5	0.1	0.6
1% decrease	(0.1)	(0.4)	(0.1)	(1.0)

40.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Additional Information Required by US GAAP Relating to Leases

Future lease payments under US GAAP at 31 December 2003 are as follows:

	Operating leases		Capital leases
	Land and buildings	Other assets	Land and buildings	Other assets
	(£ million)
Within one year	9.4	9.6	1.0	0.3
After one and within two years	7.3	5.6	1.0	0.2
After two and within three years	6.0	1.6	0.9	0.2
After three and within four years	5.4	0.3	1.0	0.1
After four and within five years	5.7	–	1.0	0.1
After five years	27.3	–	12.2	–

	61.1	17.1	17.1	0.9

Less: imputed interest			(7.2)	(0.1)

Present value of future lease payments			9.9	0.8

Additional Information Required by the SEC Regarding Provisions for Bad and Doubtful Debts

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Deductions(i)	Balance at end of year
	(£ million)
Year ended 31 December 2003	7.0	1.3	(0.2)	(0.8)	7.3
Year ended 31 December 2002	7.3	0.5	(0.4)	(0.4)	7.0
Year ended 31 December 2001	7.0	1.9	–	(1.6)	7.3

(i)	Represents the excess of amounts written off over recoveries.

INVESTOR INFORMATION

This section discusses shareholder return (the return to shareholders in the form of dividends and share price movements) and provides other information for shareholders.

Shareholder return	123
Shareholder information	125
2003 Quarterly results	127
Share capital	128
Principal subsidiary undertakings	129
Five year record	130
Exchange rates	133
Taxation information for shareholders	134
Memorandum and articles of association	137

SHAREHOLDER RETURN

Dividend History

Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover. This was intended to increase the financing capability of the Group for acquisitions and other investments. Over the last three years the dividend has been increased in line with inflation. Dividend cover (the ratio of attributable earnings before goodwill amortisation and exceptional items, as set out in the “Five Year Record”, to ordinary dividends) has increased from 3.0 times in 2001 to 3.7 times in 2003.

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and from 2002 onwards paid in November, and the final dividend for each year is normally recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting.

Future dividends of Smith & Nephew will be dependent upon future earnings, the future financial condition of the Group, the Board’s dividend policy and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” (page 3) and “Risk Factors” (page 20).

The following table shows the dividends on each Ordinary Share (as increased by the associated UK tax credit, but before deduction of withholding taxes) for the fiscal years 1999 through 2003. The associated UK tax credit was reduced from 20% to 10% for dividends paid on or after 6 April 1999. If approved by shareholders, 2003’s final dividend will be payable on 14 May 2004. The dividends, which are declared in pence per share in respect of each fiscal year, have been translated into US cents per share at the Noon Buying Rate at each respective payment date.

	Years ended 31 December
	2003		2002	2001	2000	1999
Pence per share:
Interim	2.056		2.000	1.944	1.889	2.778
Final	3.444		3.333	3.222	3.111	4.444

Total	5.500		5.333	5.166	5.000	7.222

US cents per share:
Interim	3.299		3.155	2.753	2.714	4.516
Final	6.362	(i)	5.408	4.611	4.459	7.048

Total	9.661		8.563	7.364	7.173	11.564

(i)	Translated at the Noon Buying Rate on 8 March 2004 of US$ 1.847 = £1. This is equivalent to 31.8 cents per ADS.

On 11 August 2000, a special dividend of £415.6m (41.27p per old Ordinary 10p Share, including tax credit, equivalent to US$3.105 per ADS) was paid.

Share Prices

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Shares			ADSs
	High		Low	High	Low
	£		£	US$	US$
Fiscal Year ended 31 December:
1999	2.18		1.50	17.32	16.44
2000	3.30	(i)	1.57	23.07	12.57
2001	4.20		2.91	30.46	20.90
2002	4.30		3.05	32.30	23.50
2003	4.83		3.30	42.18	26.45
Quarters in the Fiscal Year ended 31 December:
2002:
1st Quarter	4.30		3.84	31.20	27.56
2nd Quarter	4.12		3.36	30.05	25.43
3rd Quarter	3.85		3.05	30.39	23.50
4th Quarter	4.05		3.52	32.30	28.20
2003:
1st Quarter	4.00		3.30	31.55	26.45
2nd Quarter	4.26		3.48	34.73	28.91
3rd Quarter	4.20		3.48	34.19	28.61
4th Quarter	4.83		4.03	42.18	33.46
2004:
1st Quarter (through 8 March 2004)	5.45		4.39	51.30	40.36
Last Six Months:
September 2003	4.18		3.95	33.71	32.03
October 2003	4.79		4.10	41.23	33.46
November 2003	4.83		4.45	40.71	37.85
December 2003	4.79		4.53	42.18	39.15
January 2004	4.90		4.39	45.67	44.42
February 2004	5.29		4.73	51.20	43.60
March 2004 (through 8 March 2004)	5.45		5.21	51.30	48.71

(i)	This does not include the anomalous closing share price of 386p on 31 July 2000 on the London Stock Exchange.

SHAREHOLDER INFORMATION

Financial Calendar

Annual General Meeting and quarter one results announced	6 May 2004
Payment of 2003 final dividend	14 May 2004
Half-year results announced	5 August 2004
Quarter three results announced	5 November 2004
Payment of 2004 interim dividend	12 November 2004
Full year results announced	early February 2005
Annual Review posted	March 2005
Annual General Meeting	early May 2005

Final Dividend

The Ordinary Shares will trade ex-dividend on both the London and New York Stock Exchanges from 21 April 2004 and the record date will be 23 April 2004 in respect of this year’s proposed final dividend to be paid on 14 May 2004.

Information for Holders of Ordinary Shares

Payment of cash dividends

Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed an electronic bank transfer mandate should contact the Company’s registrars.

Dividend re-investment plan

The Company has a dividend re-investment plan that offers shareholders, except those in North America, the opportunity to invest their cash dividends in Smith & Nephew Ordinary shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2003 final dividend are available from Lloyds TSB Registrars who administer the plan on behalf of the Company. Applications for re-investment should be returned to the Company’s registrars by 27 April 2004.

UK capital gains tax

For the purposes of UK capital gains tax the price of Ordinary Shares on 31 March 1982 was 35.04p.

Smith & Nephew share price

The Company’s share price is quoted daily in UK national newspapers, as well as on Ceefax and Teletext and at www.londonstockexchange.com where it is updated at intervals throughout the day. The Financial Times Cityline Service, telephone +44 (0)906 0034043, provides an up to the minute share price. A fee is charged for this service.

Low-cost dealing service

A postal and telephone facility that provides a simple low-cost method of buying and selling Smith & Nephew shares is available through Hoare Govett Limited. For information contact Hoare Govett Ltd., 250 Bishopsgate, London EC2M 4AA, UK. Telephone +44 (0)20 7678 8300.

Smith & Nephew corporate ISA

The Company has a corporate Individual Savings Account (ISA), for UK shareholders, administered by Lloyds TSB Registrars. For information about this service please contact their helpline on telephone +44 (0)870 2424 244.

Shareview

To view information about Smith & Nephew shareholdings on the internet, register at www.shareview.com, the Lloyds TSB enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via the Company’s website at www.smith-nephew.com.

Shareholder enquiries

For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DS, UK. Telephone +44 (0)870 600 3996.

Information for Holders of American Depositary Receipts (“ADRs”)

In the US, the Company’s Ordinary Shares are traded in the form of ADSs, evidenced by ADRs, and trade on the NYSE under the symbol SNN. Each American Depositary Share represents five Ordinary Shares. Bank of New York is the authorised depositary bank for the company’s ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: Bank of New York on +1-888-BNY-ADRS (toll-free) or visit www.adrbny.com.

The Company furnishes the Bank of New York, as depositary, with this annual report containing Consolidated Financial Statements and an opinion thereon by its independent auditors. Such financial statements are prepared under UK GAAP. The annual report contains reconciliations of net income, cash flow and shareholders’ funds prepared under UK GAAP to those prepared under US GAAP. The Company also furnishes the Bank of New York with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Bank of New York mails all such reports to recorded holders. The Company also furnishes to the Bank of New York all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York makes such notices, reports and communications available for inspection by recorded holders of ADSs and mails to all recorded holders of ADSs notices of shareholders’ meetings received by the Bank of New York.

Smith & Nephew ADS price

The Company’s ADS price is quoted daily in the Wall Street Journal and can be obtained from the official New York Stock Exchange website at www.nyse.com.

ADR Enquiries

All enquiries regarding ADR holder accounts and payment of dividends should be addressed to Bank of New York, PO Box 11258, Church Street Station, New York, NY 10286-1258, USA.

Annual General Meeting

The company’s 67th Annual General Meeting is to be held on 6 May 2004 at 1.00 pm at the Lincoln Centre, 18 Lincoln’s Inn Fields, London WC2A 3ED, UK. Notice of the meeting is enclosed with an accompanying letter from the Chairman.

Registered office

Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England No. 324357

Advisors

Solicitors:	Ashurst
Pinsents
Auditors:	Ernst & Young LLP
Stockbrokers:	Cazenove & Co
Dresdner Kleinwort Wasserstein

2003 QUARTERLY RESULTS

Smith & Nephew will commence reporting its results quarterly in 2004. The unaudited quarterly results for 2003 were as follows:

	Quarter One	Quarter Two	Quarter Three	Quarter Four	Full Year
	(£ million, except per Ordinary Share amounts)
Group Turnover
Orthopaedics	126.4	133.6	126.5	138.9	525.4
Endoscopy	71.9	76.9	72.2	79.0	300.0
Advanced wound management	78.9	89.6	90.2	94.8	353.5

Ongoing Operations	277.2	300.1	288.9	312.7	1,178.9

Group Operating Profit
Orthopaedics	27.5	30.9	25.4	34.9	118.7
Endoscopy	12.4	15.5	13.1	18.5	59.5
Advanced wound management	5.2	11.6	12.4	13.3	42.5

Ongoing Operations	45.1	58.0	50.9	66.7	220.7
Share of operating profit of joint venture	4.7	5.2	6.6	6.2	22.7
Share of operating profit of associated undertaking	1.8	1.6	1.4	–	4.8
Net interest payable	(1.8)	(2.2)	(1.7)	(0.3)	(6.0)

Profit before taxation, goodwill amortisation and exceptional items	49.8	62.6	57.2	72.6	242.2
Goodwill amortisation	(4.7)	(4.7)	(4.6)	(4.5)	(18.5)
Exceptional items	(4.7)	(0.2)	12.7	(1.4)	6.4

Profit on ordinary activities before taxation	40.4	57.7	65.3	66.7	230.1
Taxation on profit before exceptional items	(14.3)	(18.3)	(16.7)	(20.9)	(70.2)
Taxation on exceptional items	1.0	0.7	(14.0)	0.5	(11.8)

Attributable profit for the period	27.1	40.1	34.6	46.3	148.1

Average number of shares	928	930	930	931	930
Basic earnings per Ordinary Share	2.92p	4.31p	3.72p	4.97p	15.92p
Adjusted basic earnings per Ordinary Share(i)	3.83p	4.76p	4.35p	5.55p	18.49p

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing profit before taxation, goodwill amortisation and exceptional items less taxation on profit before exceptional items by the average number of shares.

Accounting Calendar

The application of the Group’s internal accounting calendar means that the first quarter of 2004 will contain four more working days than the first quarter of 2003. Reported sales growth in quarter one will be inflated as a result of these additional days but underlying growth rates will be adjusted to exclude this effect. Quarter four 2004 will contain three less working days than the same quarter in 2003 and underlying rates of sales growth will correct for this effect.

SHARE CAPITAL

The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. On 15 December 2003 a ratio change was effected whereby the number of ordinary shares represented by each ADS changed from ten to five. All prices of ADSs prior to this date have been restated to reflect this ratio change. The ADR facility is sponsored by the Bank of New York acting as depositary.

Shareholdings

As of 8 March 2004, 3,967,473 ADSs equivalent to 19,837,365 Ordinary Shares or approximately 2% of the total Ordinary Shares in issue, were outstanding and were held by 40 registered holders.

As of 8 March 2004, to the knowledge of the Group, there were 26,836 registered holders of Ordinary Shares, of whom 92 had registered addresses in the US and held a total of 337,713 Ordinary Shares (0.04% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Until 23 June 2003 Smith & Nephew had in issue 268,501 5.50% Cumulative Preference Shares of £1 each, whose right to a dividend of 5.50% per annum was preferred over the rights to dividends of the holders of Ordinary Shares. The Cumulative Preference Shares were cancelled and repaid on 7 July 2003.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government.

As of 8 March 2004, no persons are known to Smith & Nephew to have any interest (as defined in the Companies Act 1985) in 3% or more of the Ordinary Shares, other than FMR Corp & Fidelity (8.3%, 77,502,828 Ordinary Shares), Capital Group of Companies Inc (6.8%, 63,396,025 Ordinary Shares), AXA Investment Managers (3.7%, 34,377,968 Ordinary Shares), and Legal & General Investment Management (3.4%, 31,890,915 Ordinary Shares).

The following table shows changes over the last three years in the percentage of the issued share capital for the Company held by major shareholders, as notified to the Company under the Companies Act 1985:

	As at 31 December
	2003	2002	2001
	(%)
Capital Group of Companies Inc.	8.0	–	–
FMR Corp & Fidelity	7.9	6.8	8.1
AXA Investment Managers	3.7	5.0	5.8
Legal and General Investment Management	3.4	–	–

Exchange Controls and Other Limitations Affecting Security Holders

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

There are no limitations, either under the laws of the UK or under the Articles of Association of Smith & Nephew, restricting the right of non-UK residents to hold or to exercise voting rights in respect of Ordinary Shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the current practice of the Company to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s dividend re-investment plan, which are not sent to shareholders with recorded addresses in the US and Canada.

PRINCIPAL SUBSIDIARY UNDERTAKINGS

The information provided below is given for principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	United Kingdom
Smith & Nephew Medical Limited	Medical Devices	United Kingdom
T J Smith & Nephew Limited	Medical Devices	United Kingdom

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew AG	Medical Devices	Switzerland

America:
Smith & Nephew Inc	Medical Devices	Canada
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Inc	Medical Devices	Puerto Rico
Smith & Nephew Inc	Medical Devices	United States

Africa, Asia and Australasia:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

Principal Associated Undertakings, Joint Ventures and Other Arrangements

The Group owns 50% of BSN Medical GmbH & Co KG, a medical supplies company incorporated in Germany.

In 2002, the Group owned 21.5% of AbilityOne Corporation, a supplier of rehabilitation products to hospitals, nursing homes and clinics incorporated in the United States. During 2003, the Group disposed of this interest.

In 2001, the Group owned interests in two joint arrangements with Advanced Tissue Sciences, Inc., one relating to products for the treatment of diabetic foot ulcers and other wound indications, and the other for cartilage replacement. In 2002, the Group acquired the interests it did not already own in the joint arrangements from Advanced Tissue Sciences, Inc.

FIVE YEAR RECORD

	2003	2002	2001	2000	1999(i)
	(£ million)
Group Profit and Loss Account
Turnover:
Continuing operations	1,178.9	1,083.7	978.3	911.5	799.9
Discontinued operations	–	26.2	103.4	223.2	320.0

Group turnover	1,178.9	1,109.9	1,081.7	1,134.7	1,119.9
Share of joint venture	163.9	155.0	123.6	–	–

	1,342.8	1,264.9	1,205.3	1,134.7	1,119.9

Operating profit:
Continuing operations:
Before goodwill amortisation and exceptional items	220.7	196.0	174.4	156.9	122.7
Goodwill amortisation*	(18.5)	(17.5)	(10.4)	(6.9)	(1.8)
Exceptional items*	(22.4)	(29.9)	(21.1)	(12.4)	(40.1)
Discontinued operations:
Before exceptional items	–	2.1	11.1	29.0	46.6
Exceptional items*	–	–	–	(3.9)	(11.6)

	179.8	150.7	154.0	162.7	115.8
Share of operating profit of the joint venture:
Before exceptional items	22.7	19.6	12.8	–	–
Exceptional items*	(2.7)	(2.6)	(5.0)	–	–

	199.8	167.7	161.8	162.7	115.8
Share of operating profit of the associated undertaking	4.8	4.9	–	–	–

	204.6	172.6	161.8	162.7	115.8
Profit on disposals*	31.5	18.0	49.2	109.5	62.9

Profit on ordinary activities before interest	236.1	190.6	211.0	272.2	178.7
Net interest (payable)/receivable	(6.0)	(12.7)	(17.4)	(7.0)	3.4

Profit on ordinary activities before taxation	230.1	177.9	193.6	265.2	182.1
Taxation	(82.0)	(65.8)	(64.0)	(57.7)	(77.3)

Attributable profit for the year	148.1	112.1	129.6	207.5	104.8
Ordinary dividends	(46.1)	(44.6)	(42.9)	(41.3)	(72.5)
Special dividend	–	–	–	(415.6)	–

Retained profit/(deficit) for the year	102.0	67.5	86.7	(249.4)	32.3

Basic earnings per Ordinary Share	15.92p	12.11p	14.07p	20.07p	9.39p
Diluted earnings per Ordinary Share	15.82p	12.02p	13.95p	19.95p	9.37p
Dividends per Ordinary Share	4.95p	4.80p	4.65p	4.50p	6.50p

*Results before goodwill amortisation and exceptional items:
Profit before taxation	242.2	209.9	180.9	178.9	172.7
Adjusted basic earnings per Ordinary Share	18.49p	16.02p	13.96p	12.19p	10.88p
Adjusted diluted earnings per Ordinary Share	18.38p	15.89p	13.84p	12.12p	10.85p
Operating profit (before goodwill amortisation and exceptional items) to Group turnover	18.7%	17.8%	17.1%	16.4%	15.1%
Research and development costs to Group turnover	5.7%	5.5%	4.7%	4.0%	4.0%
Capital expenditure (including intangibles) to Group turnover	6.2%	7.7%	6.9%	5.6%	5.8%

(i)	1999 has not been restated for FRS 19.

	2003	Restated(i) 2002	Restated(i) 2001	Restated(i) 2000	Restated(i) 1999(ii)
	(£ million, except per Ordinary Share amounts)
Results before goodwill amortisation and exceptional items
Profit on ordinary activities before taxation	230.1	177.9	193.6	265.2	182.1
Adjustments:
Continuing operations: goodwill amortisation	18.5	17.5	10.4	6.9	1.8
Continuing operations: exceptional items	22.4	29.9	21.1	12.4	40.1
Discontinued operations: exceptional items	–	–	–	3.9	11.6
Share of joint venture exceptional items	2.7	2.6	5.0	–	–
Discontinued operations: net profit on disposals	–	(18.0)	(49.2)	(109.5)	(62.9)
Net profit on disposal of associated undertaking	(31.5)	–	–	–	–

Profit before taxation, goodwill amortisation and exceptional items	242.2	209.9	180.9	178.9	172.7
Taxation on profit before goodwill amortisation and exceptional items	(70.2)	(61.6)	(52.3)	(52.9)	(51.3)

Attributable earnings before goodwill amortisation and exceptional items	172.0	148.3	128.6	126.0	121.4

Average number of shares	930	926	921	1,034	1,116
Adjusted basic earnings per Ordinary Share(iii)	18.49p	16.02p	13.96p	12.19p	10.88p

Group Balance Sheet
Fixed assets	653.6	701.5	570.0	426.0	361.1
Net current assets	185.8	74.0	99.8	132.8	249.2
Creditors falling due after more than one year	(108.4)	(170.5)	(169.5)	(187.2)	(20.2)
Provisions	(90.2)	(88.1)	(95.3)	(103.5)	(38.0)

Capital employed	640.8	516.9	405.0	268.1	552.1

Called up equity and non-equity share capital	114.1	113.8	113.4	112.7	112.1
Reserves	528.8	406.3	294.1	158.3	440.0
Investment in own shares	(2.1)	(3.2)	(2.5)	(2.9)	–

Shareholders’ funds	640.8	516.9	405.0	268.1	552.1

Operating profit (before goodwill amortisation and exceptional items) to average capital employed plus average net debt	32%	29%	34%	36%	32%

Group Cash Flow
Cash flow from operating activities	214.5	211.0	193.5	204.0	198.1
Capital expenditure and financial investment	(71.4)	(85.4)	(73.0)	(63.8)	(65.1)

	143.1	125.6	120.5	140.2	133.0
Interest, taxation and dividends	(94.3)	(102.1)	(134.7)	(529.4)	(127.0)
Acquisitions and disposals	48.1	(128.8)	5.0	158.7	70.9
Movements in share capital and own shares	7.2	3.7	7.8	4.8	4.4

Net cash flow	104.1	(101.6)	(1.4)	(225.7)	81.3
Exchange adjustments	45.7	68.2	(5.8)	(32.9)	(9.5)
Opening net debt	(276.9)	(243.5)	(236.3)	22.3	(49.5)

Closing net debt	(127.1)	(276.9)	(243.5)	(236.3)	22.3

Gearing	20%	54%	60%	88%	nil

(i)	Group balance sheet comparatives have been restated for the adoption of UITF 38.
(ii)	1999 has not been restated for FRS 19.
(iii)	Adjusted basic earnings per Ordinary Share is calculated by dividing profit before taxation, goodwill amortisation and exceptional items less taxation on profit before exceptional items by the average number of shares.

Amounts in accordance with US GAAP:

Smith & Nephew prepares its accounts in accordance with UK GAAP which differ in certain respects from US GAAP. A summary of differences and reconciliations of profit for the financial year and shareholders’ funds for the relevant years are set out in Note 40 of Notes to the Accounts. Key Profit and Loss and Balance Sheet data are as follows:

Years ended 31 December
	2003	2002	2001	2000	1999
(£ million, except per Ordinary Share and per ADS amounts)
Group Profit and Loss Data
Profit from continuing operations	144.4	110.8	68.5	76.3	69.9
Profit from discontinued operations	23.0	17.6	38.4	125.9	19.0

Profit for the financial year	167.4	128.4	106.9	202.2	88.9

Ordinary dividends per Ordinary Share	4.85p	4.70p	4.55p	5.70p	6.30p
Special dividend per Ordinary Share	–	–	–	37.14p	–
Basic earnings as so adjusted per Ordinary Share:
Continuing operations	15.53p	11.97p	7.44p	7.38p	6.26p
Discontinued operations	2.47p	1.90p	4.16p	12.18p	1.71p

Total	18.00p	13.87p	11.60p	19.56p	7.97p

Diluted earnings as so adjusted per Ordinary Share (i):
Continuing operations	15.42p	11.86p	7.36p	7.33p	6.24p
Discontinued operations	2.46p	1.89p	4.13p	12.09p	1.69p

Total	17.88p	13.75p	11.49p	19.42p	7.93p

Basic earnings so adjusted per ADS(ii):
Continuing operations	77.6p	59.9p	37.2p	36.9p	31.3p
Discontinued operations	12.4p	9.5p	20.8p	60.9p	8.6p

Total	90.0p	69.4p	58.0p	97.8p	39.9p

Diluted earnings as so adjusted per ADS(ii):
Continuing operations	77.1p	59.3p	36.8p	36.6p	31.2p
Discontinued operations	12.3p	9.5p	20.7p	60.5p	8.5p

Total	89.4p	68.8p	57.5p	97.1p	39.7p

Group Balance Sheet Data

Amounts in accordance with UK GAAP:
Total assets	1,244.7	1,234.2	1,095.4	959.8	969. 3
Net assets	640.8	516.9	405.0	268.1	491.2
Share capital(iii)	114.1	113.5	113.1	112.4	111.8
Amounts in accordance with US GAAP:
Total assets	1,376.1	1,379.2	1,173.9	1,091.1	1,132.0
Net assets	709.9	582.3	536.1	460.9	733.8

(i)	Diluted earnings per Ordinary Share is calculated on the weighted average of 936m shares, (2002 — 934m shares, 2001 — 930m shares, 2000 — 1,041m shares, 1999 — 1,121m shares) after allowing for the allotment of shares under option schemes, with a corresponding adjustment to profit for the after tax effect of interest.
(ii)	In 2002, 2001, 2000 and 1999 per ADS amounts have been restated to reflect each ADS representing five Ordinary Shares as the ratio changed from ten to five in 2003.
(iii)	Included in net assets.
(iv)	Net assets includes non-equity capital of nil (2002, 2001, 2000 and 1999 — £0.3m).

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, the Noon Buying Rates expressed in US Dollars per £1:

	High	Low
Month:
September 2003	1.66	1.57
October 2003	1.70	1.66
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004 (to 8 March 2004) (i)	1.87	1.82

(i)	As of 8 March 2004, the latest practicable date, the Noon Buying Rate was 1.847.

	Year end	Average(ii)	High	Low
Fiscal year:
1999	1.61	1.62	1.67	1.60
2000	1.49	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55

(ii)	The average of the Noon Buying Rates on the last day of each month during the fiscal year.

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a US citizen or resident, a corporation (or other entity treated as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes (a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the issued Ordinary Shares. This discussion does not apply to persons operating clearance and/or depository services and those whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which the US Holder carries on a business in the United Kingdom, or (ii) a fixed base from which the US Holder performs independent personal services in the United Kingdom. This discussion does not apply to certain investors such as tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, US Holders holding ADSs or Ordinary Shares as part of a hedging or conversion transaction or whose functional currency is other than the US dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on the Company’s understanding of current US and UK law and practice and advice received from the Company’s UK and US tax advisors. US Holders are recommended to consult their own tax advisors as to the particular consequences to them of the ownership of ADSs or Ordinary Shares.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For the purpose of the US/UK Double Taxation Treaty (the “Treaty”) and the prior US/UK Double Taxation Treaty (the “Prior Treaty”) and US federal income tax law US Holders of ADSs will be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of ADSs. Accordingly, the analysis of the creditability of UK taxes described below could be affected by future actions that may be taken by the US Treasury.

Taxation of Dividends in The United Kingdom and the United States

Under the Prior Treaty, certain US Holders who are the beneficial owners of dividends on Ordinary Shares or ADSs were generally entitled to a tax credit payment in respect of dividends equal to one-ninth of the dividend paid (the “Tax Credit Amount”). This tax credit payment is reduced by a UK withholding (the “UK withholding”) of up to 15% of the gross dividend paid. Therefore, a US Holder will not actually receive any payment of this credit.

Under the Treaty, US Holders are no longer entitled to the Tax Credit Amount because the Treaty does not provide for that entitlement. The Treaty applies to dividend payments after 1 May 2003. However, if a US Holder would have been entitled to greater benefits under the Prior Treaty, the US Holder may elect to continue to apply the Prior Treaty until 1 May 2004.

Dividends paid and, if a US Holder elects under the Prior Treaty to claim a foreign tax credit with respect to the UK withholding, the associated Tax Credit Amount will be treated as foreign source ordinary income to a US Holder when the dividend is received to the extent paid out of current or accumulated earnings and profits as determined for US federal income tax purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend included in taxable income is the US dollar value of the dividend, converted using the exchange rate on the date the depositary receives the dividend in the case of ADSs, or the date the US Holder receives the dividend in the case of Ordinary Shares. Conversion by a US Holder of sterling received as a distribution from Smith & Nephew into US dollars may result in US source ordinary income to the US Holder to the extent attributable to fluctuations in foreign currency exchange rates between the date of receipt and the date of conversion.

Under recently enacted US legislation, dividends received by noncorporate US Holders of Ordinary Shares or ADSs may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. US Holders should consult their own tax advisors regarding the application of this new legislation to their particular circumstances.

For US foreign tax credit limitation purposes, dividends, and any associated Tax Credit Amounts, will be “passive income” (or, in the case of certain holders, “financial services income”). The UK withholding under the Prior Treaty is treated as foreign income tax which may, subject to certain limitations and restrictions, be eligible for credit against a US Holder’s US federal income tax liability for a US Holder that elects to include the associated Tax Credit Amount in income.

Taxation of Capital Gains

US Holders, who are not resident or ordinarily resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or Ordinary Shares unless held in connection with a trade carried on in the UK through a permanent establishment. Furthermore, UK resident individuals who acquire ADSs or Ordinary Shares before becoming temporarily non-UK resident, may remain subject to UK taxation of capital gains on gains realised while non-resident.

For US tax purposes, gains realised upon the sale or disposition of ADSs or Ordinary Shares by US Holders generally will be US source capital gains and will be long-term US source capital gains if the ADSs or Ordinary Shares were held for more than one year.

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

US Backup Withholding Tax

A US Holder may be subject to US backup withholding tax on dividends paid or the proceeds of sales made within the US, or through certain US-related foreign persons, unless the shareholder is a corporation or other exempt recipient, or provides a US taxpayer identification number. US backup withholding tax may also apply if there has been a notification from the Internal Revenue Service of a failure to report all interest or dividends.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarises certain material rights of holders of the Company’s Ordinary Shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act 1985 and the Company’s memorandum and articles of association. Copies of the Company’s memorandum and articles of association have been filed as exhibits to this Annual Report.

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

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed an amount equal to two and one half times the Company’s consolidated share capital and aggregate reserves, but after: adjustments for the variation to share capital and aggregate reserves since the latest audited consolidated balance sheet; deducting distributed and proposed distributions not previously provided out of profits earned prior to the date of the latest audited consolidated balance sheet, any amount attributable to non-Group shareholders in subsidiaries of the Company and any debit balance on the combined or Group profit and loss account, unless sanctioned by an ordinary resolution of the Company; adding back any goodwill on the acquisition of businesses that had been previously set off against reserves to the extent that the businesses have not been discontinued or disposed of and after deducting any permanent decrease in the value of these businesses; and making such adjustments as the auditors may consider appropriate.

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

Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum.

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

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at an Extraordinary General Meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any five persons who hold or represent by proxy not less than one fortieth of the nominal value of the shares of that class.

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

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

PART I			Page
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	130-133
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	13,20-22
Item 4	Information on the Company
	A	— History and Development of the Company	5
	B	— Business Overview	3,6-15,70-72
	C	— Organisational Structure	6,129
	D	— Property, Plants and equipment	16
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	24-36,40-41
		— Under US accounting principles	42
	B	— Liquidity and Capital Resources	37-40
	C	— Research and Development; Intellectual Property	15
	D	— Trend Information	36-37
	E	— Off Balance Sheet Arrangements	40
	F	— Tabular Disclosure of Contractual Obligations	40
Item 6	Directors, Senior Management and Employees
	A	— Director and Senior Management	44-45
	B	— Compensation	51-58
	C	— Board Practices	46-47,49-50
	D	— Employees	19,78
	E	— Share Ownership	51-58
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	128
		— Host Country Shareholders	128
	B	— Related Party Transactions	40
Item 8	Financial Information
	A	— Consolidated Statements and Other Financial Information	60-121
		— Legal Proceedings	16
		— Dividends	123
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing details	124
	B	— Plan of Distribution	n/a
	C	— Markets	128
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	137-139
	C	— Material Contracts	n/a
	D	— Exchange Controls	128
	E	— Taxation	134-136
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a
	H	— Documents on Display	48
	I	— Subsidiary Information	129

PART I		Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	39-40
Item 12	Description of Securities Other than Equity Securities	n/a

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	47
Item 16	[Reserved]	n/a
Item 16A	Audit Committee Financial Expert	49
Item 16B	Code of Ethics	49
Item 16C	Principal Accountant Fees and Services	50
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	n/a

PART III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	60-121
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning

510k Clearance	FDA grants 510(k) clearance for a device once it is determined that the device is substantially equivalent to another device on the market. To be substantially equivalent, the device must have the same indications for use and be mechanically equivalent to another device cleared for sale in the US. Once the device has 510(k) clearance, the device can be legally placed on the US market.

ADR	In the US, The Company’s Ordinary Shares are traded in the term of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the term of American Depositary Shares (“ADSs”).

Access	A product group within endoscopy comprising fluid management and insufflations instruments for better surgical access.

Advanced wound management products	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual general meeting of the Group.

Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging.

Casting	A product group comprising products that are used externally to immobilise a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Chronic and acute wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers. Acute wounds are those for which healing times can be reasonably predicted such as surgical and post-operative wounds.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Class III medical device	A medical device that requires pre-market approval by the relevant regulatory body in the US or Europe.

Companies Act	Companies Act 1985, as amended, of Great Britain.

Debridement	A medical treatment or surgical procedure to remove necrotic tissue and other unwanted material from a wound to aid healing.

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the market states of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold the position of a fracture.

FDA	US Food and Drug Administration.

Term	Meaning

FRS	A Financial Reporting Standard which is part of UK GAAP.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

HA	Hydroxyapatite, (HA) is a ceramic material that is similar in composition to bone. Devices with HA are implanted without the use of bone cement.

IDET procedure	Intradiscal Electrothermal Therapy (IDET) is a thermal procedure intended for the shrinkage and decompression of the spinal disc to treat patients with annular disruption of contained herniations.

IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board.

Image guided surgery	The use of computer-tracking in orthopaedics surgery to give surgeons real-time precise feedback on the positioning of surgical instruments relative to a patient’s anatomy.

Internal fixation	The use of plates, nails, rods, pins, bands, screws, bolts and staples in the correction of skeletal defects.

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Necrotic tissue	Dead tissue with the bed of a wound, usually crust like.

Orthopaedic Products	Products that comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma devices such as rods, pins, screws, plates and external frames used to treat bone fractures.

Papain urea	Papain urea is a compound of an enzyme extracted from papaya and an organic wound softening agent.

Parent	Smith & Nephew plc.

Porous coated knee	Porous knee replacement parts are components that are coated with small beads. When several layers of beads are applied to the parts the bone can grow into the holes between the beads which provide additional component fixation to the bone.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Rehabilitation	A business segment comprising products equipment and systems used to increase, maintain or improve patient functional capabilities after surgery, or stroke or of individuals with disabilities.

Repair	A product group within endoscopy comprising specialised devices, fixation systems and bioabsorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue

SSAP	A Statement of Standard Accounting Practice which is part of UK GAAP.

Sales	Turnover.

Traditional woundcare	Products group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body

UK	United Kingdom of Great Britain and Northern Ireland.

Term	Meaning

UK GAAP	Accounting principles generally accepted in the United Kingdom.

US	United States of America.

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.

US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMITH & NEPHEW plc (Registrant)

By:	/s/ PAUL CHAMBERS

Name:	Paul Chambers
Title:	Company Secretary

London, England

March 26, 2004

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith
1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001

	(b)	Articles of Association		X

4	(a) (i)	Material contract: Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Inc., Orchid Merger Corp. and ORATEC Interventions, Inc.	Exhibit 2.2 to the Form 8-K of ORATEC Interventions, Inc. filed with Securities and Exchange Commission on February 19, 2002 (File No. 000-26745)

4	(c) (i)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991

	(ii)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991

	(iii)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001

	(iv)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2001 filed on April 26, 2002

	(v)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2001 filed on April 26, 2002

	(vi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001

	(vii)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003

	(viii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003

	(ix)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003

	(x)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003

	(xi)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003

	(xii)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003

	(xiii)	Smith & Nephew Irish Employee Share Option Scheme		X

8		Principal Subsidiaries		X

12	(a)	Certification of Sir Christopher O’Donnell, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a - 14(a)		X

	(b)	Certification of Peter Hooley filed pursuant to Exchange Act Rule 13a – 14(a)		X

13	(a)	Certification of Sir Christopher O’Donnell and Peter Hooley furnished pursuant to Exchange Act Rule 13a – 14(b)		X