Form 20-F
period 2004-12-31
SMITH & NEPHEW PLC
filed 2005-03-16
CIK 845982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

937,136,201                     Ordinary Shares of 12 2/9p each

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

Item 17  ☐    Item 18  ☒

Dear Shareholder

As a consequence of the Company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) we are required to prepare and file a Form 20-F with the US Securities and Exchange Commission. In order to provide the same information to both UK and US shareholders we have combined the Annual Report and Accounts and the Company’s Form 20-F filing as a single document. US shareholders receive the combined Annual Report and Form 20-F.

For non-US shareholders who have elected to receive the full Annual Report and Accounts, the combined Annual Report and Form 20-F contains a very large amount of information and you may not wish to receive such a large document in the future. If so, please complete the enclosed form of request to elect to receive the Company’s Summary Financial Statement in future, which is sent to the vast majority of shareholders each year. Shareholders electing to receive the Summary Financial Statement may subsequently choose to receive the full combined Annual Report and Form 20-F.

Yours sincerely,

Dudley Eustace

Chairman

8 March 2005

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

INTRODUCTION

The Smith & Nephew Group is a global medical devices business engaged in orthopaedics, endoscopy and advanced wound management with sales of over £1.2 billion in 2004. Smith & Nephew plc is the parent company of the Smith & Nephew Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority and traded on the London Stock Exchange. It is also traded on the New York Stock Exchange in the form of ADSs.

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2004. It comprises in a single document the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the Securities and Exchange Commission in the US.

A summary report on the year, the Summary Financial Statement 2004, intended for the investor not requiring the full detail of the Annual Report, is produced as a separate document. The Summary Financial Statement includes a summary review of operations, a summary remuneration report and summary financial statements.

Over 90% of shareholders have chosen to receive only the Summary Financial Statement. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on Smith & Nephew’s corporate website at www.smith-nephew.com.

The Group’s fiscal year ends on 31 December of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of 12 2/9p each.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 152. The product names referred to in this document are identified by the use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

This Annual Report including the Report of the Directors was approved by the Board of Directors on 8 March 2005.

FINANCIAL SUMMARY

Financial Highlights

	2004 £ million	2003 £ million
Group turnover	1,248.5	1,178.9
Profit before taxation:
Before goodwill amortisation and exceptional items	278.4	242.2
After goodwill amortisation and exceptional items	177.9	230.1
Adjusted basic earnings per Ordinary Share (“EPSA”)	21.14p	18.49p
Basic earnings per Ordinary Share	13.39p	15.92p
Dividends per Ordinary Share	5.10p	4.95p

2004 Dividends

The recommended final dividend of 3.20p per share together with the interim dividend of 1.90p makes a total for 2004 of 5.10p. Approval by shareholders of the 2004 final dividend will be sought at the Annual General Meeting to be held on 5 May 2005. If approved, the final dividend will be paid on 13 May 2005 to shareholders on the register at the close of business on 22 April 2005.

Presentation

Smith & Nephew believes that the reporting of profit and earnings before goodwill amortisation and exceptional items provides additional information on underlying returns and trends to shareholders. The Group’s internal financial reporting focuses primarily on profit and earnings before goodwill amortisation and exceptional items which are the key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans. For this purpose exceptional items comprise operating exceptional items, share of exceptional items of joint venture and net profit on disposal of discontinued operations and associated undertaking. Throughout this document earnings per share calculated in this way is termed adjusted basic earnings per Ordinary Share (“EPSA”). The calculation of profit before goodwill amortisation and EPSA is set out in the “Five Year Record” (page 140).

Management’s key indicator of sales performance is underlying growth in sales. This is calculated by excluding the effects of foreign currency translation movements and acquisitions. Management believes that sales growth on an underlying basis provides a consistent year-on-year measurement of performance without the distortions created by the translation effect of foreign currency movements and acquisitions which are separate from the Group’s normal operations. Underlying sales growth is used by management in its internal financial reporting, budgeting and planning. A reconciliation of reported sales to underlying sales is provided on page 29.

The Group, as an international business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are therefore affected by movements in exchange rates between Sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into Sterling. The currencies which most influence these translations are the US Dollar and the Euro. During 2004 average Sterling exchange rates were stronger against the US Dollar by 12% and stronger against the Euro by 2%, compared with 2003.

The Group Accounts of Smith & Nephew in this Annual Report are presented in Sterling. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in Sterling into US Dollars at specified rates. These translations should not be construed as representations that the Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. Except as where stated otherwise the translation of pounds Sterling and pence to US Dollars and cents appearing in this Annual Report has been made at the noon buying rate in The City of New York for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 28 February 2005, the Noon Buying Rate was US$1.925 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook and Trend Information” are forward-looking statements as are discussions of our product pipeline and discussions of the costs of future revisions of the macrotextured knee product under “Recent Developments”, “Legal Proceedings” and “Operating and Financial Review, Liquidity and Prospects”. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “well-placed”, “target” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under “Risk Factors” on page 23 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 8 March 2005. All written and oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Market Data

Market data and market share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance” section (pages 48 to 56).

The “Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2004 (pages 57 to 65).

Discussion of the Group’s operating and financial performance, liquidity and financial resources for 2004 and 2003 is given in the “Operating and Financial Review, Liquidity and Prospects” (pages 27 to 47).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Overview

Smith & Nephew is a global business engaged in the development, manufacture and marketing of medical devices in the sectors of orthopaedics, endoscopy and advanced wound management.

The Group has a history dating back 149 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937. Today it is a public limited company incorporated in the UK and registered in, and conducted under the laws of, England and Wales. Operations in countries other than the UK are under the laws of those countries. In November 1999, the Group was listed on the New York Stock Exchange. The corporate headquarters is in the UK and the registered address is:

Smith & Nephew plc

15 Adam Street

London WC2N 6LA

Tel: +44 (0) 20 7401 7646

Website: www.smith-nephew.com

In 2001, Smith & Nephew became a constituent member of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Recent Developments

In March 2004, Smith & Nephew acquired Midland Medical Technologies (“MMT”), the global market leader in metal-on-metal hip resurfacing for £70m in cash and notes. Additional payments of up to £30m in cash and notes are contingent upon certain regulatory milestones being met. MMT achieved sales in the 2003 calendar year of £20m. Including acquired distributors, MMT contributed £20m to Smith & Nephew’s turnover in 2004. MMT is being integrated into the orthopaedics business.

In August 2003, Smith & Nephew withdrew from all markets the macrotextured version of its OXINIUM femoral knee component. This withdrawal is specific to the macrotextured version of this OXINIUM component and does not affect any other product using OXINIUM technology. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe. As at 28 February 2005 782 revision surgeries had been carried out on affected patients and settlements agreed with patients in respect of 537 of these revisions. As discussed more fully under “Legal Proceedings”, due to uncertainties relating to the amount of insurance coverage that will be available to cover certain existing claims and future claims, an exceptional charge of £80m has been recorded, representing unsettled insurance claims and an estimate of claims likely to arise in the future assuming that no further insurance cover is available. These estimates constitute forward looking statements that are subject to uncertainties. Depending on the number and average cost of actual revisions, costs to Smith & Nephew may be greater or less than the amount of this provision. See “Legal Proceedings” and “Risk Factors”.

BUSINESS DESCRIPTION

Group Structure

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of investments and acquisitions, predominantly in the US but also in Europe, and through continued emphasis on the development and introduction of new products to the Group’s principal markets.

Smith & Nephew is organised into the three global business units of orthopaedics, endoscopy and advanced wound management and a separate indirect market unit. Each of the three global business units manages its sales directly in ten international markets — the US, Canada, the UK, Germany, Japan, Australia, France, Italy, New Zealand and Ireland — and takes full responsibility for strategy, research and development (“R&D”), manufacturing, marketing, sales and financial performance. The remaining 22 markets in which the Group has selling companies are managed by country managers, with business responsibility for the whole of the Group’s product range, and comprise the indirect market unit.

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

The orthopaedics business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Orthopaedic implants and trauma products are also manufactured at a small facility in Tuttlingen, Germany. As described in “Property, Plant and Equipment”, continuing strong sales growth has created the need for expansion in both manufacturing and administrative facilities.

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

Within the trauma business, products in internal and external fixation, such as the TRIGEN intramedullary nail system, PERI-LOC plating system, IMHS CP JET-X fixator and TAYLOR SPATIAL FRAME fixator, provide trauma surgeons a comprehensive offering of products to address acute and reconstructive procedures and hip fractures related to osteoporosis. Orthobiologic products, including demineralised bone matrix are also offered for use in conjunction with reconstructive and trauma surgeries.

The EXOGEN ultrasonic bone healing stimulator and SUPARTZ hyaluronic acid joint fluid therapy are the main products in the clinical therapies sector.

To compete effectively in the growing global orthopaedic market, management believes that as well as having a leading edge product range it is important to have a skilled sales force that can build strong relationships with surgeons and to provide high levels of customer service. Currently the global sales force numbers 1,260, of whom 815 serve the US market.

Strategy

Smith & Nephew’s orthopaedics strategy is for future growth through product development in its existing core business and expansion into the fast-growing market for less invasive therapies. Management believes that the orthopaedic market will continue to grow for the foreseeable future. This is largely attributable to the increasing proportion of the population aged over 55 and the increasing need for joint reconstructive products and other orthopaedic therapies in younger, more active patients.

Management believes that its sales growth has accelerated through the creation of separate divisions for trauma and reconstructive with separate internal resources and specialised sales forces. Smith & Nephew also intends to further penetrate these markets by taking advantage of its portfolio of products and services, by expanding its sales force, and by introducing less invasive and alternative therapies. The Group is also contributing to patient education and empowerment through its websites and other direct-to-consumer activities.

New Products

In 2004, the orthopaedics business continued the promotion and roll-out of OXINIUM technology across the knee and hip product line. OXINIUM is a material exclusive to Smith & Nephew which has the strength of a metal with the wear properties of a ceramic material and expands the market for hip and knee implants. The completion of the OXINIUM femoral head rollout was accomplished with the smaller and larger sizes being introduced in the market. The TANDEM BIPOLAR PROSTHESIS is designed to address the needs of hip fracture patients.

In 2004, the Group released for surgical evaluation the PERI-LOC plating system for lower extremity procedures. It is expected to launch this product in the first half of 2005.

The principal product of MMT, which was acquired in 2004, is the Birmingham Hip Resurfacing (“BHR”) prosthesis. Hip resurfacing is a less invasive surgical approach, and preserves more bone, than total hip replacement and is more appropriate for use on younger and more active patients. The business is based in Birmingham, UK and is being integrated into the reconstructive division of orthopaedics. Its sales are principally in the UK, continental Europe and Australia. It is not approved for sale in the US. Management’s intention is to pursue FDA approval in the US for the BHR based on the significant amount of clinical data which has been assembled since 1997.

Recent Regulatory Approvals

In February 2004, the Japanese Ministry approved the GENESIS II HI FLEX KNEE tibial insert and the FDA cleared the INTERTAN nail for sale in the US. INTERTAN nails are used for fracture fixation and feature an innovative screw design that allows two different locking options.

In July 2004, FDA cleared the OXINIUM revision femoral component for sale in the US. This product can be used when an existing artificial knee needs to be replaced and can be used with stems and wedges which are sometimes needed in revision surgeries.

In September 2004, the Japanese Ministry approved the Asian IMHS. This is a titanium version of the stainless steel IMHS nail, sized for the Asian anatomy.

During 2004, the FDA issued a clearance for VERSABOND AB antibiotic loaded bone cement.

Competition

Management estimates that the worldwide orthopaedic market (excluding spine) served by the Group grew by 13% in 2004 and is currently worth more than £6.5 billion per annum. Management believes that Smith & Nephew holds a 9% share of this market by value.

Principal global competitors in the orthopaedic market and their estimated global shares, are Zimmer (21%), Stryker (18%), De Puy/Johnson & Johnson (17%), Biomet (11%) and Synthes-Stratec (11%).

Endoscopy

Overview

Smith & Nephew’s endoscopy business, headquartered in Andover, Massachusetts, develops and commercialises a range of endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissues, articulating joints, spinal discs and vascular structures. The business focuses principally on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee and shoulder.

The endoscopy business offers surgeons endoscopic technologies for surgery, including: fluid management and insufflation equipment for surgical access; digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualisation; radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting tissue; and specialised devices, fixation systems and bioabsorbable materials to repair damaged tissue.

Manufacturing facilities are located in Andover and Mansfield, Massachusetts and Oklahoma City, Oklahoma. Major service centres are located in the US, the UK, Germany, Japan and Australia.

Of the current global sales force of 655, 360 serve the US market.

Strategy

Smith & Nephew’s strategic intent is to establish the endoscopy business as the leading provider of endoscopic techniques for joint and ligament repair and to use its core capabilities to penetrate other select endoscopic markets. Management believes the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and payors.

To sustain growth and enhance its market position, the endoscopy business supports its strategy with surgeon education programmes, financing solutions, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards.

In February 2004, the endoscopy business expanded its Digital Operating Room product range by acquiring Reed Medical, a leading provider of audio-visual technology and design for operating room applications. Management believes that this will enable the Group to establish itself as a lead player in the fast growing market for operating room modernisation.

New Products

In 2004, Smith & Nephew introduced a new three chip endoscopic camera system providing superior image quality, digital output, the option of steam sterilisation, and compatibility with previous generation camera components. The Group continued to expand its offerings in soft tissue repair with the ENDOBUTTON CL BTB and GTS system for knee tendon repair along with the BIORAPTOR anchor, ELITE PASS suture shuttle and CLEAR-TRAC disposable cannulas and obturators for arthroscopic shoulder repair. To encourage surgeon adoption of arthroscopic hip techniques, Smith & Nephew introduced a new hip access system, making it easier for surgeons to safely position instruments in the hip joint.

As the global market leader in arthroscopic resection, the Group introduced the SCULPTOR line of monopolar ablation probes, providing safe and efficient removal of soft tissue during knee and shoulder procedures. Smith & Nephew also introduced additional improvements and enhancements to its DYONICS power system, with more aggressive disposable blades and additional options for its POWERMAX shaver handpiece.

The launch of the new 20S generator system allowed entry into the new spinal market of facet joint pain treatment, complementing the Group’s position as a leader for the treatment of disc degeneration. The new generator platform continues to advance the treatment of spine pathologies through both IDET and the new ACUTHERM catheter for targeted disc decompression.

Recent Regulatory Approvals

During 2004, the endoscopy business obtained regulatory approvals for the following products in most major markets, except Japan where the approval process is traditionally slower: DURABRAID and ULTRABRAID high strength sutures; a new RF generator for two interventional spine procedures, IDET and disc decompression, in addition to probes for denervation of the facet joints; a graft sleeve device for intra-tunnel fixation of the ACL graft; and various other arthroscopy fixation and vascular devices.

Competition

Management estimates that the global arthroscopy markets in which the business principally participates is worth £780 million a year and is growing at 8% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 29% share of the global arthroscopy market. Smith & Nephew also participates in the developing minimally invasive spinal and minimally invasive vascular markets and continues to seek ways to leverage its knowledge, experience and core capabilities in other selected endoscopic markets.

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

The advanced wound management business has continued to build its sales and marketing infrastructure in the world’s major markets, with expansion of its sales force and global brand development. These initiatives have led to increased levels of demand on the Group’s manufacturing and global supply chain, which have been addressed with increased investment in the production capacity in Hull and Largo.

Strategy

The strategy for advanced wound management products is to focus on the higher added value segments of wound bed preparation and moist and active healing. The formation of a joint venture with Beiersdorf AG in 2001, BSN Medical, enabled the advanced wound management business to exit from its traditional medical textile woundcare business allowing it to focus its attention on higher added value advanced woundcare products.

The business has built its sales and marketing infrastructure in the world’s major markets, both through investment in its existing network and through the additional sales teams gained through its acquired businesses in recent years. The integration of the acquired sales forces has increased the capability of the business throughout the world, particularly in the key markets of the US and Germany. Currently the global sales force is 905 of whom 200 are in the US.

In January 2004, the business acquired VERSAJET, a fluid jet debridement system, from HydroCision Inc., to add to its range of advanced wound bed preparation products.

New Products

Management believes that the market will continue the trend towards advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing and clinician time and aftercare in the home.

In 2002, the Group acquired the remaining 50% of its former joint arrangements with Advanced Tissue Sciences, Inc. (“ATS”) for the rights to apply human tissue technology to the treatment of all skin wounds including two significant products, DERMAGRAFT and TRANSCYTE. DERMAGRAFT is a human dermal replacement designed as a treatment for diabetic foot ulcers and TRANSCYTE is a temporary wound covering for the treatment of burns.

At the end of 2002, ACTICOAT achieved Class III medical device approval in Europe and during 2003 the product achieved a drug tariff listing in the United Kingdom. ACTICOAT, acquired from Westaim of Canada in May 2001, is an antimicrobial barrier dressing incorporating the smallest crystallised silver (nanocrystalline silver) used in the treatment of burns or wounds. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing. Sales have been driven by the worldwide introduction of ACTICOAT and the application of the technology to a wide range of line extensions.

2004 was the second year of the launch of the expanded ALLEVYN hydrocellular dressing range. Management believes that ALLEVYN is the largest selling dressing in its category in the world and that the continued focus on the brand will aid Smith & Nephew in maintaining this position. 2004 was the first full year of the sales of GLADASE, a papain urea ointment that was launched in the US to replace SANTYL, a collagenase product.

Recent Regulatory Approvals

During 2004, the advanced wound management business secured over 215 medical device and 65 pharmaceutical registration approvals in various markets throughout the world. Among the most significant approvals were those for ACTICOAT ABSORBENT, an absorbent antimicrobial barrier product, in Europe as a Class III device and the VISITRAK wound management system in Japan. VERSAJET gained new approvals in Australia, South Korea and South Africa.

Competition

Management estimates that the sales value of the advanced wound management market worldwide is £1.9 billion a year, and that this grew 12% in 2004, and that Smith & Nephew has a 19% market share. Growth is driven by an ageing population and by a steady advancement in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that, with approximately half of chronic wounds globally still treated with conventional dressings, there is strong growth potential for advanced technology products.

Worldwide competitors in advanced wound management and their estimated market shares comprise Kinetic Concepts (21%), the Convatec division of Bristol-Myers Squibb (12%), Johnson & Johnson (9%), and 3M (8%).

Joint Ventures and Discontinued Operations

Joint Ventures, Associated Undertakings, Joint Arrangements and Other Interests

Joint ventures are those in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other entity under a contractual agreement.

Smith & Nephew owns 50% of the BSN Medical joint venture, which became operational on 1 April 2001. It is jointly owned with Beiersdorf AG and is independently managed. BSN Medical comprises traditional woundcare, casting and bandaging and compression hosiery businesses. Headquartered in Hamburg, Germany it has manufacturing facilities in the US, UK, Germany, France, Republic of Ireland, South Africa, Mexico and Pakistan. In certain markets, Smith & Nephew’s sales forces sell BSN Medical’s products on an agency basis in return for an agency commission and in some markets, mainly in Asia, Smith & Nephew distributes BSN Medical products. Results are accounted for under the gross equity method, whereby 50% of turnover, operating profit, interest, taxation and attributable profit for the year are incorporated into Smith & Nephew’s profit and loss account.

During 2004 BSN Medical acquired the fracture casting and splinting business of DePuy, Inc., a Johnson & Johnson company and has integrated it with its casting and bandaging business. This acquisition furthered the establishment of BSN Medical as a major independent medical supplies company.

Associated undertakings are those in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions. In March 2002, the Group acquired 21.5% of AbilityOne Corporation (“AbilityOne”) as part of a transaction in which it disposed of its rehabilitation business to AbilityOne. In September 2003, the Group disposed of its 21.5% interest in AbilityOne to Patterson Dental Inc. From 1 April 2002 to 12 September 2003 this interest was included in the Group’s accounts as an associated undertaking and accounted for under the equity method, whereby 21.5% of operating profit, interest, taxation and attributable profit are incorporated into Smith & Nephew’s profit and loss account.

The Group had an interest in two joint arrangements with ATS, relating to products for the treatment of diabetic foot ulcers (DERMAGRAFT) since 1996, and cartilage replacement (NEOCYTE) since 1994. On 25 November 2002, the Group purchased from ATS the interests it did not already own in the joint arrangements.

Discontinued Operations

Discontinued operations in 2002 comprise three months of results of the rehabilitation business disposed of in March 2002. The rehabilitation business manufactured and marketed products, equipment and product systems used to increase, improve or maintain functional capabilities after surgery or stroke or of individuals with disabilities.

OPERATING ENVIRONMENT

REGULATION

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the testing, approval, manufacturing, labelling, marketing and sale of healthcare and pharmaceutical products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products are the FDA in the US, the Medicines and Healthcare products Regulatory Agency in the UK and the Ministry for Health Labour and Welfare in Japan. Payment for many medical device products is governed by reimbursement tariff agencies in each individual country.

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

Product liability is a commercial risk for the industry of which the Group is a part, particularly in the US. Smith & Nephew has implemented systems it believes are appropriate in respect of loss control techniques. These include reporting mechanisms to ensure early notification of complaints and a legal department which manages product liability claims and lawsuits.

The Group carries product liability insurance to cover exposure as far as practicable. With the exception of the macrotextured product liability claim, discussed under “Legal Proceedings” and “Risk Factors”, instances of loss to the Group arising from product liability claims have been covered either directly by the Group or by insurance. Apart from the macrotextured claim, there are no individual product liability claims that are expected to have a material adverse effect on the Group’s financial position.

There can be no assurance that consumers, particularly in the US or elsewhere, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future or that the Group will continue to resolve such claims within insurance limits in view of changing legal doctrines and attitudes regarding such matters. See “Risk Factors — Product Liability Claims and Loss of Reputation”.

RISK MANAGEMENT

Smith & Nephew’s products are not inherently high risk. However, if they malfunction, they could damage or impair the repair of body functions. Management believes that the Group’s quality, regulatory and medical controls and insurance cover is adequate and appropriate for this class of products. The Group’s reputation is crucially dependent on strong performance in this area and on appropriate crisis management if a serious medical incident or product recall should occur.

The Board is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. These systems, which accord with the Turnbull Guidance, have been in place for 2004 and to the date of approval of the report and accounts and involve: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; business reviews by the Board; and the review of the Audit Committee of internal financial controls and the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

The Group maintains insurance against product, employers’ and directors’ and officers’ liabilities, and physical and consequential loss, subject to limits and deductibles. The Group maintains liability provisions to cover known uninsured risks. On 17 December 2004 the Group was advised that certain insurers had declined coverage for macrotextured knee claims. See “Legal Proceedings”.

OPERATING ACTIVITIES

MARKETING AND DISTRIBUTION

Smith & Nephew’s customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the UK, much of Continental Europe, Australia, Canada and South Africa, these are largely governmental organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, many of which have combined to form large purchasing groups and receive revenue from private health insurance and governmental reimbursement programmes. In the US, Medicare is the major source of reimbursement for knee and hip procedures and for wound healing treatment regimes.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. In many countries, and particularly in the US, providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group’s customer base, as well as amongst the Group’s competitors, and these trends are expected to continue in the long term. Smith & Nephew competes against both specialised and multinational corporations, including those with greater financial, marketing and other resources.

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US. Sales to these customers in 2004 each represented approximately 4% of the Group’s worldwide total sales.

In the US the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities. Each business unit operates a separate specialised sales force. Within the orthopaedics business further specialisation of the sales force continues to be introduced progressively for reconstructive, trauma and clinical therapy products. In both orthopaedics and endoscopy the US sales forces consist of independent commissioned sales agents who are managed by a mix of independent agents and the Group’s own managers. These agents are not permitted contractually to sell products that compete with Smith & Nephew’s. In both businesses products are shipped and invoiced direct to the ultimate customer. The advanced wound management business in the US operates a sales force of its own employees who market direct to the ultimate customer. Advanced wound management products in the US are shipped and invoiced to a number of large wholesale distributors.

In the other direct markets of the UK, Ireland, France, Germany, Italy, Australia, New Zealand, Canada and Japan the business units manage separate sales forces directly. Except in Australia and New Zealand, where independent sales agents are used, the sales forces of the direct markets comprise employees and market directly to the ultimate customer.

The indirect markets unit comprises direct selling and marketing operations in Austria, Belgium, Denmark, Eastern Europe, Finland, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, China, Hong Kong, Korea, Malaysia, Singapore, Taiwan, Thailand, the United Arab Emirates, South Africa, Mexico and Puerto Rico. In these markets orthopaedics and endoscopy frequently share sales resources. The advanced wound management sales force is separate since it calls on different customers. In all other countries Smith & Nephew sells to third party distributors which market the Group’s products locally.

In Continental Europe, the Group operates three centralised distribution facilities. Orthopaedics operates a facility in Paris which acts as a central holding and consolidation point for Continental European stock and stock returns. Product is shipped to Group companies who hold small amounts of stock locally for immediate or urgent customer requirements. Advanced wound management operates distribution centres at Nijmegen, the Netherlands and Gothenburg, Sweden from where stock is shipped directly to the ultimate customer in most European markets.

MANUFACTURE AND SUPPLY

Where management considers that the Group possesses a core competence its policy is to manufacture products internally wherever possible to ensure quality, regulatory and cost goals are met. The Group invests in the expansion of its manufacturing facilities and equipment to meet these aims.

The Group outsources its manufacturing for several possible reasons including lack of in-house expertise, lack of a cost competitive process or due to capacity constraints.

Where products and services are outsourced, suppliers are determined based on a number of factors which include the complexity of the product, manufacturing technology, manufacturing capabilities, cost competitiveness and intellectual property. Suppliers are selected based on their capability to provide products and services, their ability to establish and maintain a quality system and their financial stability. Suppliers are monitored by on-site assessments and ongoing monitoring of delivered products. Ongoing product assurance is maintained by effective quality plans.

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These comprise principally metal forgings and stampings for orthopaedics, optical and electronic sub-components for endoscopy, active ingredients and finished goods for advanced wound management and packaging materials for all businesses. Management believes that prices of principal raw materials and finished goods purchased are not particularly volatile and that these materials are generally available from various specialist suppliers. Finished goods purchased for resale are primarily SUPARTZ joint lubricant and the BHR hip resurfacing product in the orthopaedic business; monitors and electrical devices in the endoscopy business; and enzyme debrider agents and ACTICOAT in the advanced wound management business.

SEASONALITY

Smith & Nephew’s sales are generally at their highest in quarter four of any year. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European autumn and winter which increases sales of orthopaedic and endoscopy products and by the deferral of elective surgery during the peak summer holiday period in North America and Europe during the third quarter.

RESEARCH AND DEVELOPMENT

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and to continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all three business segments. Expenditure on research and development amounted to £66.4m in 2004 (2003 — £66.8m, 2002 — £61.3m), representing approximately 5% of group turnover (2003 — 6%, 2002 — 6%).

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

INTELLECTUAL PROPERTY

Management believes that the Group’s policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the research and development carried out throughout the Group. Patents have been obtained for a wide range of products, including those in the fields of orthopaedic, endoscopic and advanced wound management technologies. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 2,500 existing patents and patent applications.

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

Smith & Nephew’s principal products are protected by intellectual property comprising patents, licences and know how, and it strives to provide a collection of intellectual property for each major product that reduces the risk associated with failure of any individual piece of intellectual property. In addition, most pieces of intellectual property protect a relatively small proportion of the Group’s annual turnover. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

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

PROPERTY, PLANT AND EQUIPMENT

The Group’s principal locations are as follows:

Approximate area
(Square feet 000’s)
Group Head Office in London, England	15
Group research facility in York, England	83
Orthopaedics headquarters and manufacturing facility in Memphis, Tennessee	680
Endoscopy headquarters in Andover, Massachusetts	112
Endoscopy manufacturing facility in Andover, Massachusetts	110
Endoscopy manufacturing facility in Mansfield, Massachusetts	90
Endoscopy manufacturing facility in Oklahoma City, Oklahoma	100
Advanced wound management headquarters and manufacturing facility in Hull, England	546
Advanced wound management manufacturing facility in Largo, Florida	188
Advanced wound management manufacturing facility in La Jolla, California	69

The facilities in Memphis, Hull and Largo and the manufacturing facility in Andover are freehold whilst all other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

During 2004 additional space of 20,000 square feet was leased at the endoscopy headquarters in Andover, Massachusetts and endoscopy manufacturing moved to a new facility in Oklahoma City, Oklahoma which has 45,000 more square feet than the previous facility.

As a result of its rapid rate of sales growth in recent years and anticipated continuing strong demand for its products, the orthopaedics business needs to increase its manufacturing capacity and administrative facilities. A capacity expansion strategy has been formulated and in 2005 additional freehold manufacturing space of 105,000 square feet and leasehold administrative space of 72,000 square feet will be acquired in Memphis.

Also during 2005, in the UK, new facilities for the development, manufacture and distribution of BHR products will be acquired in the Birmingham area and consolidated with the existing UK orthopaedics operations. Current locations in Bromsgrove and Cambridge will be vacated.

The strategy calls for further administrative and research and development facilities to be added in Memphis during 2006 and the identification and securing of low-cost manufacturing locations in the future.

The expansion in the Group’s facilities is not expected to have a material impact on liquidity and resources.

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to various legal proceedings including product liability, which are considered to constitute ordinary and routine litigation incidental to the businesses conducted by the Group, in some of which claims for damages in substantial amounts have been asserted. The outcome of such proceedings cannot readily be foreseen, but other than detailed below management believes that they will not result in any material adverse effect on the financial position or results of operations of the Group.

Smith & Nephew is in dispute with ArthroCare Inc., which alleges infringement of three US patents related to certain bipolar radio frequency products. In June 2004 an injunction was granted against Smith & Nephew prohibiting sales of affected products. Sales of the affected products in 2004 up to the date of the injunction were £3m. Management believes it has meritorious defences based upon pending trial court motions, re-examinations taking place in the US Patent and Trademark Office and an appeal to the Court of Appeals for the Federal Circuit and intends to contest the case.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). Whilst the cause of the revisions remains uncertain it is apparent that some patients do not achieve adequate initial fixation and that in other patients, while there appears to be good initial fixation, this does not persevere. Extensive testing and modelling has so far failed to identify the precise cause of the failure and, due to the large number of variables involved, it is probable that the precise cause may never be understood fully.

As at 28 February 2005 782 implants had been revised and settlements agreed with patients in respect of 537 of these revisions. The total amount paid out in settlements, legal costs and associated expenses was £50m of which £32m had been or will be recovered from the insurer that provides the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of £18m is due from insurers in respect of the balance of the first excess layer and the second excess layer.

On 17 December 2004 the Group was notified that two insurance carriers who comprise 35% of the first and 80% of the second excess layers of the Group’s global product liability programme had declined coverage for macrotextured claims. Management intends to take all steps available to it in order to enforce this coverage. Nevertheless, in view of the uncertainty, management cannot assert that it is probable that coverage will be restored and consequently has recorded an exceptional charge of £80m representing the amount currently outstanding from these insurers and an estimate of the cost associated with claims likely to arise in the future assuming that insurance cover is unavailable from these and subsequent excess layer insurers.

The charge has been calculated based on: (1) the amount outstanding at 31 December 2004 from the insurers who have denied coverage; (2) an estimate of the average cost in respect of revisions where settlements were unresolved at that date; and (3) an estimate of the number of settlements of future revisions based on the current trend and decaying to zero after five years and an estimation of the average future cost per settlement.

The Group’s assessment of the impact of these revisions and related matters constitute forward-looking statements that are subject to uncertainties, including uncertainties relating to the outcome of settlements as compared to the assumptions made in estimating claim amounts. Smith & Nephew cannot provide assurance that these estimates will prove correct. Depending on the number and average cost of future settlements, costs may be greater or less than the amount provided (see “Risk Factors”).

THE BUSINESS AND THE COMMUNITY

CORPORATE SOCIAL RESPONSIBILITY

Smith & Nephew’s aim is to help people regain their lives by repairing and healing the human body. The Group contributes to the treatment and the recovery of patients within its areas of expertise and helps clinicians treat more patients by simplifying procedures and providing cost-effective solutions to healthcare systems. Smith & Nephew has a relatively minor impact on the environment but is committed to making continuous improvements to the management of its environmental, social and economic impacts so as to help develop a sustainable business.

Smith & Nephew is dedicated to helping improve people’s lives. The Group prides itself on the strength of its relationship with its clinicians and other healthcare professional customers with whom it has a reputation for product innovation and high standards of customer service. Healthcare economic considerations are integrated into the product development process to ensure that the benefits from the Group’s new products and line extensions not only improve patient outcomes, provide better treatment and procedures for both clinician and patient but also contribute to more cost-effective solutions for healthcare services.

The Group has published a Sustainability Report since 2001, recording its progress in corporate social responsibility. Every year the scope of the report widens and new measurements are published to help the Group monitor its progress and demonstrate to its stakeholders that sustainable development is taken seriously and is considered an integral part of the way the Group does business. The fifth Sustainability Report will be published on the Group’s website at the beginning of May 2005 at www.smith-nephew.com.

Smith & Nephew’s progress has been consistently recognised by two of the leading independent organisations that assess sustainable development activities. In 2004, the Group was again included in the Dow Jones Sustainability Index (“DJSI”) with improved scores, and their report named Smith & Nephew as a leader in its sector. This is the most widely recognised arbiter of good practice and is truly international in scope. The DJSI has again included the Group in both the World Index and the European Index. In the UK, Smith & Nephew continues to be included in the list of FTSE4Good companies.

Business Integrity

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from all those with whom it does business. In 2005 it further developed its code covering the standards expected of its suppliers and the means it uses to ensure that these standards are met. Smith & Nephew did not give or receive improper financial inducements, either directly or indirectly, for business or financial gain. The Group works to the high industry standards set by Eucomed in Europe and Advamed in the US. Accounting records and supporting documents are designed to describe accurately and reflect the nature of underlying transactions and conform to IFRS and US GAAP.

The Group’s code of business principles governs the way it operates so that it respects the rights of all its stakeholders and seeks to build open, honest and constructive relationships. It takes account of ethical, social, environmental, legal and financial considerations in planning and business decisions. The code is published as part of Smith & Nephew’s Sustainability Report and can be found on its website.

Innovation

Smith & Nephew is dedicated to developing innovative, cost-effective products and techniques that deliver significant advantages to clinicians and patients. The Group combines scientific and technical leadership with an understanding of the needs of clinicians and a familiarity with the emerging treatments and procedures being explored by them. This enables Smith & Nephew to produce new products with distinct advantages in clinical performance and cost-effectiveness.

The Group’s research and development strategy is based both on assessment of market needs and a longer range view of future requirements and opportunities. Radical new treatment and surgical techniques are developed together with technologies and fundamental scientific work that could deliver new products for up to 15 years from now.

It has long been the Group’s practice to develop platform technologies that enable the building of a product range following the initial technology introduction. This provides an efficient and cost-effective means for product development and the ability to deliver a stream of incremental benefits to the healthcare community.

The Group’s research strategy has involved gaining a biological understanding of problems and applying materials and design expertise to provide solutions. Whilst this approach has been extremely successful and will remain a primary route for product development, increasingly the Group is seeking solutions based on active repair where physical or biological stimuli can enhance or accelerate the restoration of the normal function of damaged tissue.

The Group maintains links with pioneering research being conducted in academic and external research organisations around the world to ensure it continues to be at the forefront of innovation for the benefit of all its stakeholders.

Environment, Health and Safety Management

The Group effected a policy and organisation change at the beginning of 2004, combining environment management with Health and Safety (“EHS”) to bring improvements through a more integrated and comprehensive approach. This policy can be found on the Group’s website. Smith & Nephew is committed to the protection of the environment by using renewable resources wherever possible and developing manufacturing processes and products that minimise adverse effects on the environment. The Group’s businesses take effective action to control risks and minimise environmental impacts through systems and procedures based on a thorough understanding of the risks and appropriate training and support. Good EHS standards and practice ensure that the environment and Smith & Nephew employees, together with others affected by the Group’s business and its products, are protected from harm. It is considered that good EHS practice contributes to business performance by protecting and developing human and physical resources and by reducing costs.

The Group has environmental management systems to identify, monitor and control potential risks and adverse impacts and to generate continuous improvements and cost savings. Manufacturing processes are relatively low in environmental impact. Emphasis is placed on the close control of energy, water consumption and waste, the latter being the main area of impact at manufacturing sites. Waste prevention and minimisation programmes are in operation and sustainable development aspects of the Group’s products are assessed during the research and development process. Smith & Nephew’s key environmental measurements over the last four years are as follows:

	2004	2003	2002	2001
Emissions to air VOCs (tonnes)	1	10	20	18
Emissions to air carbon dioxide (tonnes)	48,954	50,160	47,888	n/a
Waste (tonnes)	3,596	4,054	3,774	3,024
Hazardous waste (tonnes)	234	275	270	184
Waste recycled (tonnes)	767	646	750	813
Total energy (GwH)	132	145	137	132
Electricity (GwH)	86	89	76	71
Water usage (1,000 cu. Metres)	427	457	433	389
Discharges/effluent (1,000 cu. Metres)	384	399	386	342

Totals are for the Group as a whole for the year and will therefore include divested businesses e.g. the rehabilitation business which was sold in March 2002.

Waste, energy and water consumption has been increasing since 2001 due to significantly increased manufacturing capacity across the Group. There has been an emphasis on reversing this trend in 2004 generally producing good results. Smith & Nephew has relatively low energy consumption as the above figures show. The Group is monitoring its energy consumption by reference to carbon dioxide emission guidelines set out by the Department of Environment in the UK. The 2004 hazardous waste figure excludes a spillage of chrome plating materials which occurred at the orthopaedics manufacturing site in Memphis. Working closely with the state authorities, prompt action was taken resulting in a total of 920 tonnes of affected soil being removed from the site to eliminate any possible contamination.

A full analysis of these measurements are included in the Sustainability Report on the Group’s website.

Smith & Nephew monitors key health and safety performance measurements. A set of graphs together with analysis of these movements are included in the latest Sustainability Report.

Social responsibility

The Smith & Nephew Code of Business Principles governs the way the Group operates with regard to all its stakeholders. This clearly spells out the behaviours and conduct each of its stakeholders should expect from the Group in all its dealings with them. For Smith & Nephew employees the Code of Business Principles provides a framework to guide their actions and embodies the practical implementation of the Group’s values in their daily lives. There are additional policies that cover in more detail those relating to a particular stakeholder group. All these can be found in the Sustainability Report on the Group’s website.

Employees

Smith & Nephew operates a policy of non-discrimination and seeks to provide an open, challenging, productive and participative environment based on constructive relationships. Smith & Nephew welcomes disabled people and makes every effort to retain any employee who becomes disabled. The Group endeavours to maintain good communication with employees through regular and timely dissemination of Group information and consultation. One method it uses to do this is an employee global opinion survey every two years. 2004 was the third survey carried out, the results of which have been the catalyst for a number of improvements.

The results of the 2004 Global Opinion Survey indicate the continued high level of employee engagement with the values and direction of the Group demonstrated in the 2002 and 2000 surveys. Continuing high scores of positive responses reached levels ranging from 67% to 87%. The process of analysing the data and identifying actions required is a continuous process across the business. Activities are monitored by the GEC to ensure that improvements are implemented.

The Group has started to measure a number of factors which relate to employee engagement including the proportion of appointments filled by internal candidates and labour turnover. The initial measurements recorded can be seen below. These measurements are being collected quarterly and will build to a useful monitoring tool and alert mechanism for action, as well as enable the Group to measure annual trends as an indication of improved performance.

Internal Appointments

In 2004 an average of 30% of vacancies in the Group’s top eight countries were filled by internal applicants with over 21% of the entire Group’s vacancies filled by internal applicants. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the benefits of the new ideas and approaches that external recruitment brings.

Labour Turnover

In 2004 the Group measured both general voluntary labour turnover and turnover relating specifically to employees who have been with the business less than two years. The latter measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business. The average voluntary labour turnover for the year was 2.5% with a range of 1.0% — 3.5%. The average turnover of employees joining the Group within a rolling two year period was 5.8% with a range of 1.4% — 11.0%. The higher number of employees leaving within two years of joining has prompted the Group to review its recruitment and integration processes and introduce a number of improvements in this area.

Training and Development Investment

The Group is committed to providing the training, information and authority needed by all employees to make the maximum contribution possible. The Group is developing systems to collect measurements related to training and the investment made in the development of its people to achieve improved performance. Learning and development programmes are in place to ensure that the Group attracts, retains, and develops to their full potential the best talent at all levels where possible. These are linked, wherever possible, to formal performance appraisal and development planning processes. It aims to fill vacancies by internal promotion, as the internal appointments data above suggests, but looks to strike a balance between internal appointments and external appointments. The Group endeavours to recruit, employ and promote employees on the basis of qualifications, behaviours and the abilities needed for the work to be performed. Discrimination is not tolerated on any grounds and the Group provides equal opportunity based on merit.

Leadership

The Group aims to develop its current and future leaders and harness their talent to improve the performance of the business. A set of group-wide leadership capabilities have been developed by the GEC and management development is a standing item on their meeting agenda. Performance evaluation, coaching and attendance at high quality leadership programmes are utilised for development purposes.

Workplace

Smith & Nephew aims to provide healthy and safe working conditions for all its employees. This is achieved by ensuring that health and safety and the working environment are managed as an integral part of the business and employee involvement is recognised as a key part of this process.

The Group does not use any form of forced, compulsory or child labour. The Universal Declaration of Human Rights of the United Nations is supported and the Group respects human rights, the dignity and privacy of the individual and the right of employees to freedom of association, freedom of expression and the right to be heard.

Two-way Communication

Smith & Nephew conducted its third bi-annual global opinion survey amongst all its employees during 2004. Improved scores have been seen as a result of actions taken in response to previous surveys and many focused initiatives around the businesses are working to address areas of improvement which have been identified as priorities. These surveys are an important measure of how the Group meets its values in practice and achieves continuous improvement.

The communications functions at Group Head Office, the Group Research facility and at the business units work closely with human resources management at each site on all forms of internal communication. The corporate intranet is linked to all the business intranets to form a network that promotes transparency and knowledge, not only within each business but across the whole of the business. They allow easy two-way communication worldwide and increase employees awareness of financial, economic and market factors affecting the Group’s performance.

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

The Group’s principles for charitable giving are based on the criteria of being relevant to its three areas of expertise — orthopaedics, endoscopy and advanced wound management, with the focus being on medical education. Individual company sites also support their local communities in ways which will best meet their needs.

As a result the Group supports a range of charitable causes, mainly at local level, by donations of money, gifts in kind and employee time. The Group recognises a strong obligation to contribute to the communities in which it operates. The Group’s main manufacturing sites work closely with their local communities on many initiatives which can be medical device related, but more often focus on meeting the needs of these communities. Smith & Nephew also targets activities where it can contribute its expertise and where its product range is relevant.

For example, project Apollo is the charitable and humanitarian service programme of Smith & Nephew orthopaedics designed to support the charitable work of surgeons, hospitals and charitable organisations by providing: medical products; healthcare information; medical and technical consulting; person-to-person support through employee volunteers; grant programmes covering transportation costs of medical personnel involved in relief efforts; award programmes recognising charitable and humanitarian activities; and medical textbooks for students in developing areas.

The Group realises that technologies and products designed to support the process of healing for physicians and their patients around the world appear at a fast pace and that these advancements do not reach everyone. Project Apollo seeks to link up with physicians and non-profit groups engaged in medical philanthropy to receive donations of Smith & Nephew products, as well as sponsorship and personal assistance from the Group’s employees. Teamed with these individuals and organisations, Smith & Nephew believes it has found a way of increasing the impact of the charitable giving and work it undertakes.

The Smith & Nephew Foundation is an independently administered charitable trust funded entirely by Smith & Nephew advanced wound management. It offers awards to individuals in the nursing professions who wish to undertake postgraduate research with the objective of improving clinical practice in nursing and midwifery in the UK in order to enable them to further their professional training and education, thereby improving their clinical practice, medical knowledge and patient outcomes. The Foundation is unique in being the largest single charitable awarding body to the nursing professions in the UK.

Other examples of the programmes supported around its manufacturing sites can be found in the Performance section of the Sustainability Report on the Group’s website.

In 2004, direct donations to charitable and community activities totalled £787,000 of which £300,000 went to the Smith & Nephew Foundation to fund research by individual nurses. Smith & Nephew made no political contributions in 2004.

Customers

The Group is committed to developing and delivering innovative, cost-effective solutions to provide benefits to healthcare professionals and their patients through improved treatment, ease and speed of product use and reduced healthcare costs. To underpin this commitment, it will maintain significant investment in research and development and continue to provide education and training support for healthcare professionals.

The Group’s products are designed to be safe and reliable for their intended use and comply with or exceed all legal and regulatory requirements, including those concerning packaging, labelling and user instructions. The aim is to anticipate future standards and requirements so that the health and safety of its customers and patients is enhanced.

Business Partners

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group will only work with partners who it believes adhere to business principles and health, safety, social and environmental standards consistent with its own. The Group continues to look at ways to improve its monitoring of the standards of its suppliers, not only with regard to the quality of materials which could impact the product range but also in their corporate social responsibility related activities so it can encourage progress in this area in a similar manner as it seeks to make continuous improvements year by year.

Economic Contribution

The Group business policies aim to achieve long-term growth and profits — which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Smith & Nephew’s sustainable development depends ultimately on its ability to provide a satisfactory economic return. In 2004, the Group generated an improved operating return on capital employed (ratio of operating profit before goodwill amortisation and exceptional items, as set out in the “Five Year Record”, to the average of opening and closing capital employed plus net debt) of 34%.

Smith & Nephew continues to invest in research and development focused on delivering better outcomes for patients and improvements in application and use for medical practitioners. The Group also aims to deliver cost savings to healthcare systems through such benefits as reduced dressing changes and shorter surgical operating times. Through the use of its products the Group seeks to reduce patients’ time in hospital and return them to health faster, improving their lives and potentially bringing broader social and economic benefits.

The Group has built considerable expertise in the area of measuring healthcare economics within its advanced wound management business and is now in the process of introducing a similar system across its other businesses. A description of the principles of healthcare economics and how they relate to Smith & Nephew products can be found in the Sustainability Report on the Group’s website and expanded sections for both its orthopaedics and endoscopy businesses will be published during 2005. The integration of healthcare economic considerations within the products and services the Group offers is evidenced in the product examples summarised in the Product and Service Innovation section of the Sustainability Report on the Group’s website.

Looking Ahead

The Group is fulfilling an important role in its three areas of expertise, orthopaedics, endoscopy and advanced wound management. Increased demands are being made on healthcare systems that many are finding difficult to meet. The expanding elderly population has yet to be affected by the influx of the baby boomer generation that followed the Second World War. Obesity is bringing forward the need for replacement hips and knees and increasing levels of diabetes. With its risk of foot ulcers, diabetes is increasing the incidence of one of the most difficult wounds to heal. More active lifestyles are putting greater strain on joints and increasing age makes the body more prone to injury and less able to recover quickly.

Smith & Nephew’s strategy is to build upon its technology leadership positions, expand its markets into areas which may not have been treated before and offer the very best in products and services to the medical profession in order to be the preferred choice for patients. The Group believes that it can achieve this by setting and meeting ambitious performance targets, by constant innovation in products and services and by earning the trust of everyone it deals with. In all its business activities the drive towards sustainability is an ongoing and long-term process and Smith & Nephew is committed to maintaining a consistent effort and to improve on its output. The Group’s aim is to maximise these benefits through the application of innovation to produce more cost effective solutions to improve treatments and reduce healthcare costs thus contributing to sustainable and constantly improving healthcare systems.

Website Addresses

The following provides a list of addresses for specific pages on the Smith & Nephew website to view policies and actions referred to in the text of “Corporate Social Responsibility”.

Code of Business Principles: www.smith-nephew.com/sustainability2004/rep-4.html

Community support examples: www.smith-nephew.com/sustainability2004/performance/rep-15.html

Energy, waste, emissions & discharges analysis: www.smith-nephew.com/sustainability2004/performance/rep-4.html

Health & Safety measurements & analysis: www.smith-nephew.com/sustainability2004/performance/rep-5.html

Social responsibility policies: www.smith-nephew.com/sustainability2004/rep-12.html

Community support activities: www.smith-nephew.com/sustainability2004/performance/rep-15.html

Healthcare economics: www.smith-nephew.com/sustainability2004/performance/rep-26.html

Product and service innovation examples: www.smith-nephew.com/sustainability/2004/performance/rep-31.html

EMPLOYEES

Smith & Nephew had an average of 7,866 full-time equivalent employees in 2004, of whom 1,679 were located in the UK, 3,437 were located in the US and 2,750 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2004	2003	2002
	(numbers)
Orthopaedics	3,123	2,727	2,649
Endoscopy	1,644	1,635	1,677
Advanced wound management	3,099	3,089	2,951

Continuing operations	7,866	7,451	7,277
Discontinued operations	–	–	229

	7,866	7,451	7,506

Smith & Nephew conducts a Group-wide employee opinion survey every two years to track and monitor employee attitudes at all locations worldwide. A particular purpose of the survey is to test for any shortfall between published values and Group behaviours. The Group Executive Committee then takes responsibility for ensuring that improvement areas are identified and that appropriate initiatives are put in place. In the 2004 survey the overall response rate was 89% with 92% of respondents saying they were proud to work for Smith & Nephew. Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances and operate effectively.

Smith & Nephew operates share option plans that are available to the majority of employees (for further information see Note 24 of the Notes to the Group Accounts).

Further information about Smith & Nephew employees, management principles and “Vision and Values” is set out in the Sustainability Report on the Smith & Nephew corporate website.

RISK FACTORS

There are risks and uncertainties related to Smith & Nephew’s business. The factors listed below are those that Smith & Nephew believes could cause the Group’s actual financial condition or results of operations to differ materially from expected and historical results. Factors other than those listed here, that Smith & Nephew cannot presently identify, could also adversely affect Smith & Nephew’s business. The factors listed below should be considered in connection with any forward-looking statements in this report and the cautionary statements contained in “Financial Summary — Special Note Regarding Forward-Looking Statements”.

Trends in Healthcare Expenditure

In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of the Group’s products is governed in most major markets largely by governmental reimbursement authorities. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy and pricing which may have an adverse impact on sales and operating profit. The Group must adhere to the rules laid down by funding agencies including the US Medicare and Medicaid fraud and abuse rules. Failure to do so could result in fines or loss of future funding.

In addition, competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base, as well as among the Group’s competitors, and these trends are expected to continue long term. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in market share in any of the Group’s business areas which would adversely affect Smith & Nephew’s results of operations and hinder its growth potential.

Currency Fluctuations

The Group reports its results in Sterling. However only 10% of group turnover arises in the UK compared with 49% in the US, 23% in Continental Europe and 18% in Africa, Asia, Australia, Canada and Latin America. Fluctuations in the exchange rates used to translate the financial statements of operations outside the UK into Sterling may have a material effect on the Group. If the Sterling exchange rate should strengthen against the US Dollar and/or Euro then group turnover and operating profit would be lower on translation into Sterling.

The Group’s manufacturing cost base is situated in the US and the UK from where finished products are exported to the Group’s selling operations worldwide. Thus the Group is exposed to fluctuations in exchange rates between the US Dollar and Sterling and the currencies of the Group’s selling operations, particularly the Euro and the Japanese Yen. If the US Dollar and/or Sterling should strengthen against the Euro and the Japanese Yen then group operating margin would be adversely affected.

Product Liability Claims and Loss of Reputation

The development, manufacture and sale of medical devices and products entail risk of product liability claims or recalls. Design defects and manufacturing defects with respect to products sold by the Group or by companies it has acquired could result in damage to or impairing the repair of body functions. Smith & Nephew may become subject to liability, which could be substantial, because of actual or alleged malfunction of its products. In addition, product malfunction could also lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation which is crucially dependent on product safety and efficacy.

Product liability is a risk in the medical devices industry, particularly in the US, the Group’s largest geographic market where claims for pain and suffering and loss of earnings may involve substantial amounts. There is a risk that patients bring product liability or related claims that could have a material adverse effect on the Group’s financial position. The potential exists for claimants to join together in a class action which could have the effect of increasing the total potential liability.

In August 2003, the Group withdrew voluntarily the macrotextured versions of its OXINIUM femoral knee components from all markets due to a higher than expected revision rate. At that time, 2,971 knee components had been implanted in patients worldwide, with about 2,471 components implanted in the US, 450 in Australia and 50 in Europe. As of 28 February 2005 approximately 26% of implants (782 out of 2,971 cases) required revision surgery as a result of some patients not achieving adequate fixation.

As of 28 February 2005, the Group had entered into settlement agreements in respect of 537 revision surgeries. The total amount paid out in settlements, legal costs and associated expenses was £50m. Of this amount, £32m has been or will be recovered from the insurer. A balance of £18m remains to be recovered.

On 17 December 2004, the Group received notification that two insurance carriers participating in the first and second excess layers of the Group’s global product liability programme had declined coverage. While the Group intends to pursue all available options to obtain this coverage, it cannot be certain that coverage will be restored. Consequently, the Group has recorded an exceptional charge of £80m, representing the amount currently outstanding from these insurers and an estimate of the costs associated with claims likely to arise in the future assuming that insurance coverage remains unavailable. The current quarterly run rate of revision is 20 a month which is consistent with the assumptions used in calculating the provision.

Depending on the number and average cost of settlement, costs to the Group may be greater or less than the amount of this provision. In the hypothetical scenario that all implants eventually need to be revised prematurely and that insurance cover continues to be unavailable, the cost to the Group of the declined insurance cover is estimated to be £190m (an additional £110m over the amount provided) assuming the average cost per settlement remains approximately the same and there is a standard rate of mortality. These estimates are forward-looking statements that are subject to uncertainties, including uncertainties relating to the outcome of settlements as compared to the assumptions made in estimating claim amounts. See “Legal Proceedings”.

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

Highly Competitive Markets

The Group’s principal business units compete across a diverse range of geographic and product markets. The markets in which each of the three business units operates each contain a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of the Group’s competitors focus on certain specialised products, while others are large, multinational corporations. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses. A competitive risk in the endoscopy market is the reprocessing and re-use of single use disposable devices such as arthroscopic resection blades.

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

Regulatory Approvals and Controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. At any time the Group is awaiting a number of regulatory approvals, which if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in each country in which the Group operates although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a lengthy process particularly if materials are employed which have not previously been used in similar products. Regulatory approvals in the US, Continental Europe, Japan and the UK are the most critical to the Group’s success in launching new products.

The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution and marketing of its products, particularly in the US, UK, Japan and Continental Europe. Such controls have become increasingly demanding and management believes that this trend will continue. Failure to comply with such controls could have a number of adverse consequences, including withdrawal of approval to sell a product in a country or temporary closure of a manufacturing facility.

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

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend significant resources to pay damages, develop non-infringing products or to obtain licences to the products which are the subject of such litigation. The Group is currently involved in a patent infringement suit whereby pursuant to a court-ordered injunction, the Group is prohibited from selling certain bi-polar radio frequency products. Failure to obtain a favourable outcome in the litigation could have an adverse impact on the Group’s competitive position and profitability. See “Legal Proceedings”.

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

Manufacturing and Supply

The Group’s manufacturing production is concentrated at seven main facilities in Memphis, Tennessee; Andover and Mansfield, Massachusetts; Oklahoma City, Oklahoma; La Jolla, California; and Largo, Florida in the US and Hull in the UK. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Each of the three business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. If any of these suppliers is unable to meet the Group’s needs or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Any interruption of supply or price increases caused by these or other factors could negatively impact Smith & Nephew’s turnover and operating profit.

Medical Device Company Valuations

As a growth industry, the medical device companies currently have higher stock market valuations than other industrial companies. If market conditions change, or other companies in its sector fail to perform, or the Group is perceived to be performing less well than the sector, then the share price rating of the Group may be adversely affected.

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

Other Risk Factors

The Board considers that Smith & Nephew is subject to a number of other risks which are common to most global medical technology groups and which are reviewed as part of its risk management process.

In the financial area these include interest rate volatility, share price volatility, challenges by taxation authorities, failures in reporting and internal financial controls and uninsured losses.

Adverse events in the areas of corporate social responsibility could also adversely impact Group operating results.

OPERATING AND FINANCIAL REVIEW,

LIQUIDITY AND PROSPECTS

The Operating and Financial Review, Liquidity and Prospects discusses the operating and financial performance of the Group, including the financial outlook and the financial resources of the Group, under the following headings:

The results for each year are compared primarily with the results for the preceding year.

BUSINESS OVERVIEW

Smith & Nephew’s operations are organised into three core business units that operate globally: orthopaedics, endoscopy and advanced wound management. These three businesses comprise the Group’s “Continuing Operations”. Smith & Nephew believes that its businesses have the opportunities for strong growth due to its markets benefiting from an ageing population, an increase in active lifestyles and trends toward less invasive medical procedures.

Sales by business segment as a percentage of sales of Continuing Operations were as follows:

	2004	2003	2002
	(%)
Orthopaedics	47	45	43
Endoscopy	24	25	27
Advanced wound management	29	30	30

Continuing Operations	100	100	100

Sales by geographic region as a percentage of sales of Continuing Operations were as follows:

	2004	2003	2002
	(%)
Europe (Continental Europe and United Kingdom)	33	31	30
United States	49	51	53
Africa, Asia and Australia and other America	18	18	17

Continuing Operations	100	100	100

As a result of its global sales reach, Smith & Nephew’s group turnover is primarily denominated in currencies other than its reporting currency, principally US Dollars and Euros. Sales in Sterling accounted for only 10% of group turnover in 2004 (2003 — 8%, 2002 — 8%). Consequently, fluctuations in the exchange rates between Sterling and the local currencies where the Group operates have a significant effect on group turnover.

Operating profit before goodwill amortisation and exceptional items by business segment as a percentage of operating profit before goodwill amortisation and exceptional items of Continuing Operations were as follows:

	2004	2003	2002
	(%)
Orthopaedics	55	54	50
Endoscopy	25	27	27
Advanced wound management	20	19	23

Continuing Operations	100	100	100

Underlying Growth in Sales

Management’s key indicator of sales performance is underlying growth in sales. This is calculated by excluding the effects of foreign currency translation movements and acquisitions (see Note 2b of the Notes to the Group Accounts). Management believes that sales growth on an underlying basis provides a consistent year-on-year measurement of performance without the distortions created by the translational effect of foreign currency movements and acquisitions which are separate from the Group’s normal operations. Underlying sales growth is used by management in its internal financial reporting, budgeting and planning.

Reported growth in sales by business segment reconciles to underlying growth in sales in 2004 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(% )	(%)
Orthopaedics	12	9	(4)	17
Endoscopy	2	7	–	9
Advanced wound management	–	5	–	5

Continuing Operations	6	7	(1 1/2)	11 1/2

Reported growth in sales by business segment reconciles to underlying growth in sales in 2003 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(%)	(%)
Orthopaedics	12	4	–	16
Endoscopy	3	3	(2)	4
Advanced wound management	10	(1)	–	9

Continuing Operations	9	2	–	11

Reported growth in sales by geographic market reconciles to underlying growth in sales in 2004 as follows:

	Reported growth in sales		Foreign currency translation effect		Acquisitions effect	Underlying growth in sales
	(%	)	(%	)	(% )	(%	)
Europe (Continental Europe and United Kingdom)	11		1		(4)	8
United States	2		12		–	14
Africa, Asia and Australia and other America	8		4		(2)	10

Continuing Operations	6		7		(1 1/2)	11 1/2

Reported growth in sales by geographic market reconciles to underlying growth in 2003 as follows:

	Reported growth in sales	Foreign currency translation effect	Acquisitions effect	Underlying growth in sales
	(%)	(%)	(%)	(%)
Europe (Continental Europe and United Kingdom)	16	(6)	–	10
United States	3	10	(2)	11
Africa, Asia and Australia and other America	15	(3)	–	12

Continuing Operations	9	2	–	11

Factors Affecting Smith & Nephew’s Results of Operations

Sales Trends

Smith & Nephew’s business units all participate in the global medical devices market and share a common focus on the repair of human tissue. Smith & Nephew operates predominantly in the well-developed healthcare markets of the US (49% of group turnover), Europe (33% of group turnover) and Japan and Australia (9% of group turnover).

These markets are characterised by an increase in the average age of the population caused by the immediate post-World War II “baby boomer” generation approaching retirement, increased longevity, more active lifestyles, obesity and increased affluence. Together these factors have created significant demand for more effective healthcare products which deliver improved outcomes through technology advances. Furthermore, pressure to resist increases in overall healthcare spending has led healthcare providers to demand products which minimise the length of hospital stays and surgeon and nursing resources.

A recent trend has been increasing consumer awareness of available healthcare treatments through the Internet and direct-to-customer advertising. This has led to increased consumer influence over product purchasing decisions.

In orthopaedics, improvements in technology have lengthened the effective life of reconstructive implants and have facilitated the implantation of knees and hips in relatively young patients thereby improving the quality of life for a new generation. The decision to create separate divisions for reconstructive, trauma and clinical therapy products was a strategic move intended to generate greater customer focus. With experienced managers responsible for sales, marketing and product development in each, management believes that divisionalisation has resulted in increased sales momentum for Smith & Nephew in trauma in the US.

The endoscopy business is benefiting from the continued trend worldwide towards less invasive surgery with particular focus on arthrosopic repair of the knee and shoulder using a broad range of technology. The Group also expects to benefit from the demand for less invasive approaches to spinal disc repair and arthroscopic hip repair.

The advanced wound management business is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as diabetic foot ulcers, burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market. This increased penetration is expected to be driven by improved outcomes from new technology, health economic benefits, increasing nursing shortages, quality of life expectations and education of healthcare providers to convert from traditional to advanced treatments.

In order to take advantage of the expanding markets the Group must continually develop its existing and new technologies and bring new products to its customers. Expenditure on research and development in 2004 represented approximately 5% of Group turnover and products launched within the last three years represented 20% of Group turnover.

Sales Force

The Group’s sales force, which includes independent commissioned sales agents, increased by 9% during 2004. The biggest increase was 22% in orthopaedics where the most significant increase was in the US. The size of the endoscopy sales force increased by 3% to 655. The advanced wound management sales force increased by 3% to 905. Further sales force increases are planned in 2005 particularly in US orthopaedics.

Currency Movements

Smith & Nephew’s results of operations are significantly affected by exchange rate movements. A substantial proportion of its sales and operating expenses are earned and paid in currencies other than Sterling, the Group’s reporting currency. Accordingly, the Group is subject to exposure arising from the translation of results of operations in foreign subsidiaries into Sterling for financial reporting purposes. The Group is also subject to exposures arising from sales made in a currency different from the related costs and expenses. The Group attempts to manage the impact of exchange rate movements on cost of sales by a policy of purchasing forward all its foreign currency commitments when firm purchase orders are placed. In addition, businesses are required to purchase forward a minimum of 50% of their forecast foreign currency requirements on a twelve-month rolling basis. The Group also incurs interest in currencies other than Sterling on its indebtedness denominated in currencies other than Sterling. To the extent that other currencies, particularly the US Dollar and Euro, decline in value against Sterling, Smith & Nephew’s turnover, operating profit and effective cost of sales may be adversely affected, this would be offset by a reduction in the effective cost of servicing debt. See “Financial Position, Liquidity and Capital Resources.”

Other

Management is not aware of any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Critical Accounting Policies

The Group’s significant accounting policies are set out in Note 1 of the Notes to the Group Accounts. Of those, the policies which require the most use of management’s judgment are as follows:

Stocks

A feature of the orthopaedic business (whose finished goods stock makes up 64% of the Group total finished goods stock) is the high level of product stock required, some of which is located at customer premises and is available for customers immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product lifecycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic stock to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of stock compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on effectiveness of stock deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Intangible Fixed Assets

In carrying out impairment reviews of goodwill and other intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise impairment charges may be required which would adversely impact operating results.

Post-Retirement Benefits

The cost of the Group’s defined benefit pension plans are charged to operating profit, so as to spread the expense of providing future pensions to employees over their remaining working lives with the Group, in accordance with SSAP 24. In this way, actuarial variations are charged or credited to operating profit over periods of ten to thirteen years. The principal assumptions used in calculating pension costs are set out in Note 33 of the Notes to the Group Accounts with the most critical being the return on investments and increase in pensionable earnings for the UK and US plans. If actual results should differ from these assumptions the Group’s financial position or results of operations could be adversely affected. The optional alternative accounting treatment, FRS 17, which requires immediate recognition of actuarial variations direct to reserves, has not been adopted because management believes that it has the effect of overstating plan deficits since a short-term rate of interest is applied to plan liabilities which are long-term in nature. If FRS 17 had been adopted a liability, net of related deferred tax, of £89.1m would have been recognised on the balance sheet compared with a net liability of £0.5m under SSAP 24.

Contingencies and Provisions

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

The estimation of the liability for the costs of the macrotextured product withdrawal for which insurance coverage has been declined is dependent upon two main variables. These are the number of implant revisions that will ultimately be required and the average cost of settlements with patients. In the hypothetical scenario that all implants eventually need to be revised prematurely and that insurance cover continues to be unavailable, the cost to the Group of the declined insurance cover is estimated to be £190m (an additional £110m over the amount provided), assuming the average cost per settlement remains approximately the same and there is a standard rate of mortality. These estimates constitute forward-looking statements that are subject to uncertainties.

The group operates in multiple tax jurisdictions around the world. Group policy is to submit its tax returns to the relevant tax authorities as promptly as possible, but at any time the Group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge management takes into account the views of internal and external advisors and updates the amount of provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

2004 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report. The Group’s Accounts are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Reconciliations reflecting the effect of the significant differences between UK GAAP and US GAAP are set forth in Note 39 of Notes to the Group Accounts.

New Accounting Policies in 2004

There are no new accounting policies in 2004 but the Group’s policy for contingencies and provisions has been added to the disclosures. See “International Financial Reporting Standards” for information regarding changes to accounting policies in 2005.

Financial Highlights of 2004

Group turnover was £1,248.5m for the year ended 31 December 2004, representing 6% growth compared to 2003. Underlying growth in sales of continuing operations was 11 1/2%.

Profit on ordinary activities before taxation was £177.9m, compared with £230.1m in 2003. Profit before taxation, goodwill amortisation and exceptional items (calculated as set out in the “Five Year Record”), improved 15% to £278.4m.

Basic earnings per Ordinary Share were 13.39p, a 16% decrease compared to 15.92p for 2003. Adjusted basic earnings per Ordinary Share before goodwill amortisation and exceptional items (as set out in the “Five Year Record”) were 21.14p compared to 18.49p for 2003, representing a 14% increase.

Fiscal 2004 Compared with Fiscal 2003

The following table sets out certain profit and loss account data for the periods indicated:

	2004	2003
	(£ million)
Group turnover (i)	1,248.5	1,178.9
Cost of sales	(334.8)	(345.1)

Gross profit	913.7	833.8
Marketing, selling and distribution	(476.8)	(440.1)
Administration	(134.0)	(125.5)
Research and development	(66.4)	(66.8)
BSN agency and management fees	15.0	19.3

Operating profit before goodwill amortisation and exceptional items (i)	251.5	220.7
Amortisation of goodwill	(20.5)	(18.5)
Exceptional items	(80.0)	(22.4)

Group operating profit	151.0	179.8
Share of operating profit of joint venture: before exceptional items	23.8	22.7
Share of operating profit of joint venture: exceptional items	–	(2.7)
Share of operating profit of associated undertaking	–	4.8
Net profit on disposals	–	31.5

Profit on ordinary activities before interest	174.8	236.1
Net interest receivable/(payable)	3.1	(6.0)

Profit on ordinary activities before taxation	177.9	230.1
Taxation	(52.7)	(82.0)

Attributable profit for the year	125.2	148.1

(i)	Group turnover and operating profit before goodwill amortisation and exceptional items are derived wholly from Continuing Operations.

Group Turnover

For the year ended 31 December 2004, underlying sales growth was 11 1/2%. Reported sales benefited by 1 1/2% from the acquisition of MMT but adverse currency translation, particularly the weakness of the US Dollar relative to Sterling, reduced sales by 7%. Reported group sales consequently increased by £69.6m (6%) to £1,248.5m from £1,178.9m.

Cost of Sales

Cost of sales represents 26.8% of sales compared to 29.3% in 2003. This improvement arose from manufacturing cost and efficiency savings and transactional currency benefits from the relative decline in the value of the US Dollar which reduced the cost of purchasing finished goods in many countries, particularly in Europe and Australia. There was also a mix benefit as the fastest growing business, orthopaedics, also has the lowest cost of sales.

Marketing, selling and distribution expenses

These costs represented 38.2% of sales, compared to 37.3% in 2003. This increase is due mainly to additions to sales forces, particularly in orthopaedics in the US.

Administration Expenses

Administration expenses were 7% higher than in 2003 and represented 10.7% of sales compared with 10.6% of sales in 2003. Administration expense items broadly grew in line with sales.

Research and Development

There was no material change in expenditure on research and development. Smith & Nephew continues to invest in innovative technologies and products to differentiate the Group from its competitors. In 2004, 20% of Smith & Nephew’s sales were from products introduced in the last three years.

BSN Medical Agency and Management Fees

Agency and management fees were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew and is for a transitional period only. In 2004 recoveries fell by £4.3m (22%) as a number of shared service agreements expired and BSN established its own independent operations.

Operating Profit before Goodwill Amortisation and Exceptional Items

Operating profit before goodwill amortisaton and exceptional items from Continuing Operations was £251.5m, an increase of £30.8m compared to £220.7m in 2003, resulting from an increase in gross profits of £79.9m partly offset by higher expenses. Operating profit margins before goodwill amortisation and exceptional items from Continuing Operations improved from 18.7% to 20.1%.

Goodwill Amortisation

The amortisation charge on acquisition goodwill increased by £2.0m to £20.5m. The increase was due to the acquisition in March 2004 of MMT partly offset by translational currency benefits due to the decline in the value of the US Dollar.

Exceptional Items

Operating exceptional items of £80.0m represents provision of £13.4m for the amount due from excess layer insurers who have declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of £66.6m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable.

Share of Operating Profit of the Joint Venture

The Group’s share of operating profit before exceptional items increased by £1.1m from £22.7m in 2003 to £23.8m in 2004. Operating profit margins improved from 13.8% in 2003 to 14.3% in 2004 as a result of cost and efficiency savings and from the benefits of integrating the fracture casting and splinting business acquired from DePuy Inc. in March 2004.

Net Interest Receivable/(Payable)

Interest income increased by £2.9m from £11.0m in 2003 to £13.9m in 2004. Interest expense decreased by £5.4m from £14.8m in 2003 to £9.4m in 2004. The Group’s share of the joint venture’s and associated undertaking’s net interest expense was £1.4m and nil respectively compared with £1.5m and £0.7m respectively in 2003. Interest payable on currency swaps amounting to £14.6m was set off against interest receivable on swaps. Overall interest moved favourably by £9.1m from a net interest payable position of £6.0m to a net interest receivable position of £3.1m, due to favourable movements in interest and foreign exchange rates.

Taxation

The taxation charge decreased by £29.3m to £52.7m in 2004. The taxation charge on profit before goodwill amortisation and exceptional items was £80.7m an increase of £10.5m on the 2003 charge due to higher profits. The effective rate of taxation on profit before goodwill amortisation and exceptional items was 29.0% the same as 2003. The taxation charge was reduced in 2004 by £28.0m as a consequence of the exceptional item and in 2003 increased by £11.8m as a result of the profit on disposal of the associated undertaking less exceptional costs.

Business Segment Analysis

Group sales by business segment and geographic region and operating profit by business segment are set out below:

	2004	2003
	(£ million)
Sales by business segment
Orthopaedics	588.7	525.4
Endoscopy	304.8	300.0
Advanced wound management	355.0	353.5

Continuing Operations	1,248.5	1,178.9

Operating profit by business segment
Orthopaedics	138.6	118.7
Endoscopy	61.8	59.5
Advanced wound management	51.1	42.5

Continuing Operations before goodwill amortisation and exceptional items	251.5	220.7

Sales by geographic region
Europe (Continental Europe and United Kingdom)	409.7	369.9
United States	608.5	595.6
Africa, Asia and Australia and other America	230.3	213.4

Continuing Operations	1,248.5	1,178.9

Orthopaedics

Sales

Orthopaedics sales were £588.7m in 2004, an increase of £63.3m or 12% compared to £525.4m for 2003. Underlying sales growth was 17%. Growth in sales in the US was 10% (22% underlying less 12% adverse currency translation). Outside the US, growth was 17% (10% underlying less 4% adverse currency translation and including 11% from the acquisition of MMT). Sales pricing in reconstruction and trauma increased by approximately 3% in the US.

In reconstruction, knee sales increased by 12% (21% underlying less 9% adverse currency translation). This comprised 12% in the US (24% underlying less 12% adverse currency translation), and 14% outside the US (16% underlying less 2% adverse currency translation). Hip sales increased globally by 21% (15% underlying less 10% adverse currency and including 16% from the acquisition of MMT), which included 2% growth in the US (14% underlying after 12% adverse currency translation), and 60% outside the US (17% underlying less 2% adverse currency translation plus 45% from the acquisition of MMT). This reflects continuing strong market conditions particularly in the US, the expansion of sales forces and the introduction of minimal incision surgery (“MIS”) procedures.

Trauma benefited from the substantial investment in creating a dedicated US sales force, achieving a sales increase of 5% in the US, ahead of the market (17% underlying less adverse currency translation of 12%). Sales growth outside the US was 1% (4% underlying growth less 3% adverse currency translation). These result in 3% global growth (11% underlying less 8% adverse currency translation). Clinical Therapy sales, which consist of the SUPARTZ joint fluid therapy and EXOGEN ultrasound bone healing products, also benefited from sales force investment, growing 32% (44% underlying less 12% adverse currency translation) compared with last year.

A number of new orthopaedic products are in the pipeline. Marketing approval in the US for the ceramic on ceramic hip was received in December. Surgical evaluations for a new locking plate trauma product were started during the year and it is expected to launch this product in the first half of 2005. US pre-market approval application for the BHR product has been accepted for consideration by the FDA.

Operating Profit

Operating profit from the orthopaedics business before goodwill amortisation and exceptional items increased by £19.9m (17%) from £118.7m in 2003 to £138.6m in 2004. The operating profit margin increased from 22.6% to 23.5% as a result of improvements to gross margin from cost and efficiency savings, partly offset by investment in sales force.

Endoscopy

Sales

Endoscopy sales in 2004 were £304.8m, an increase of £4.8m or 2% compared to £300.0m for 2003. The underlying growth of 9%, represents a recovery from a problematic 2003. Sales in the US declined 3% (9% underlying growth less 12% adverse currency translation), but grew 7% outside the US (10% underlying less 3% adverse currency translation).

The new progressive scan camera system and the Group’s comprehensive integration capability for digital operating rooms increased visualisation sales by 12% (22% underlying less 10% adverse currency translation). Repair product sales grew by 9% (underlying 16% less 7% adverse currency translation), led by the comprehensive range of shoulder products. Radio frequency sales were affected by an injunction imposed on US sales in connection with an ongoing patent dispute with a competitor, and declined by 12% (negative 2% underlying growth and 10% adverse currency translation) (see “Legal Proceedings”). Blade sales declined 3% (3% underlying growth less 6% adverse currency translation) following a stabilisation of the re-use of blades by US hospitals.

Operating Profit

Operating profit from the endoscopy business before goodwill amortisation and exceptional items increased by £2.3m (4%) from £59.5m in 2003 to £61.8m in 2004. The operating profit margin increased from 19.8% to 20.3% as a result of improved gross margins.

Advanced Wound Management

Sales

Advanced wound management sales were £355.0m for 2004 largely unchanged from £353.5m in 2003. This is equivalent to 5% underlying growth less 5% adverse currency translation. Outside the US, sales grew 5% (8% underlying less 3% adverse currency translation). However, sales in the US declined 14% (negative 4% underlying growth and 10% adverse currency translation), where they were seriously affected by the need to switch to another enzyme debrider product. Loss of sales of the previous enzyme debrider negatively affected underlying global sales growth by 4%.

Globally, sales forces have refocused on the market opportunities for ALLEVYN hydrocellular dressings and ACTICOAT antimicrobial silver dressings. In the US, a targeted approach to DERMAGRAFT tissue engineered dermal replacement has been implemented. The benefits of this approach are evident in the sales of ALLEVYN, which grew 11% (15% underlying less 4% adverse currency translation), ACTICOAT, which grew by 38% (47% underlying less 9% adverse currency translation) and DERMAGRAFT, which grew by 16% (underlying 28% less 12% adverse currency translation).

Operating Profit

Operating profit from the advanced wound management business before goodwill amortisation and exceptional items increased by £8.6m (20%) from £42.5m in 2003 to £51.1m in 2004. The operating profit margin increased from 12.0% to 14.4% principally as a result of higher gross margins due to manufacturing efficiencies and expense control.

2003 YEAR

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

Basic earnings per Ordinary Share were 15.92p, a 31% increase compared to 12.11p for 2002. Adjusted basic earnings per Ordinary Share before goodwill amortisation and exceptional items (as set out in the “Five Year Record”) were 18.49p compared to 16.02p for 2002, representing a 15% increase.

Fiscal 2003 Compared with Fiscal 2002

The following table sets out certain profit and loss account data for the periods indicated:

	2003	2002
	(£ million)
Group turnover (i)	1,178.9	1,109.9
Cost of sales	(345.1)	(329.9)

Gross profit	833.8	780.0
Marketing, selling and distribution	(440.1)	(414.1)
Administration	(125.5)	(127.1)
Research and development	(66.8)	(61.3)
BSN agency and management fees	19.3	20.6

Operating profit before goodwill amortisation and exceptional items (ii)	220.7	198.1
Amortisation of goodwill	(18.5)	(17.5)
Exceptional items	(22.4)	(29.9)

Group operating profit	179.8	150.7
Share of operating profit of joint venture: before exceptional items	22.7	19.6
Share of operating profit of joint venture: exceptional items	(2.7)	(2.6)
Share of operating profit of associated undertaking	4.8	4.9
Net profit on disposals	31.5	18.0

Profit on ordinary activities before interest	236.1	190.6
Net interest payable	(6.0)	(12.7)

Profit on ordinary activities before taxation	230.1	177.9
Taxation	(82.0)	(65.8)

Attributable profit for the year	148.1	112.1

(i)	Group turnover comprised £1,178.9m from Continuing Operations (2002 — £1,083.7m from Continuing Operations and £26.2m from discontinued operations).
(ii)	Operating profit before goodwill amortisation and exceptional items comprised £220.7m from Continuing Operations (2002 — £196.0m from Continuing Operations and £2.1m from discontinued operations).

Group Turnover

For the year ended 31 December 2003, group turnover totalled £1,178.9m, an increase of 6% or £69.0m compared to £1,109.9m for 2002. Underlying growth of Continuing Operations was 11%. Translation of foreign currencies had the effect of decreasing turnover by 2%, primarily due to the depreciation of the US Dollar against Sterling. The loss of revenues from the Group’s discontinued rehabilitation business resulted in an adverse impact to the Group’s turnover of £26.2m (3%). Selling price increases accounted for approximately 2% of the underlying sales growth.

Cost of Sales

Cost of sales at £345.1m represented 29.3% of sales compared to 29.7% in 2002. This improvement arose from manufacturing cost and efficiency savings and transactional currency benefits from the decline in the value of the US Dollar reducing the product cost in many countries outside the US, notably in Europe and Australia. The reduction in cost of sales would have been greater but for the acquisition, in late 2002, of the remaining DERMAGRAFT interests not already owned which increased the Group’s production costs for this product.

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

Operating Profit before Goodwill Amortisation and Exceptional Items

Operating profit before goodwill amortisation and exceptional items from Continuing Operations was £220.7m, an increase of £24.7m compared to £196.0m in 2002, resulting from profit arising from additional sales together with cost and efficiency savings. These two factors more than offset an increase in pension costs of £7.3m due to the need to amortise the deficits of the Group’s principal plans and increased DERMAGRAFT costs of £7.2m following the acquisition of 50% of the joint arrangement not already owned.

Operating profit margins before goodwill amortisation and exceptional items from Continuing Operations improved from 18.1% to 18.7% of which 1.5% points was due to cost and efficiency savings and 0.3% points was due to transactional currency benefits offset partly by 0.6% points in respect of higher pension costs and 0.6% points from the effect of acquiring DERMAGRAFT.

Goodwill Amortisation

The amortisation charge on acquisition goodwill increased by £1.0m to £18.5m. The increase was due to a full years amortisation of ORATEC goodwill compared with nine months in 2002, offset partly by the translational currency effect of a weaker US Dollar.

Exceptional Items

Operating exceptional items were a net cost of £22.4m compared to a net cost of £29.9m in 2002. In 2003, £17.6m of net costs were incurred as a consequence of Smith & Nephew’s unsuccessful public offers to purchase Centerpulse AG and InCentive Capital AG and £4.8m of costs arose on the integration of the ORATEC acquisition, principally in the relocation of manufacturing and development operations. Exceptional items in 2002 consisted of £17.5m for the write down of the Group’s trade investment in the common stock of ATS following its filing for bankruptcy, £4.0m for further rationalisation due to the contribution of businesses to BSN Medical and £8.4m for integration in connection with the acquisition of ORATEC and DERMAGRAFT.

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

Share of Operating Profit of Associated Undertaking

The operating profit of AbilityOne up to the date of disposal on 12 September 2003 was £4.8m. In 2002 operating profit of £4.9m arose in the nine months following formation on 27 March 2002.

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

Business Segment Analysis

Group sales by business segment and geographic region and operating profit by business segment are set out below:

	2003	2002
	(£ million)
Sales by business segment
Orthopaedics	525.4	470.2
Endoscopy	300.0	291.8
Advanced wound management	353.5	321.7

Continuing Operations	1,178.9	1,083.7

Operating profit by business segment
Orthopaedics	118.7	98.2
Endoscopy	59.5	53.8
Advanced wound management	42.5	44.0

Continuing Operations before goodwill amortisation and exceptional items	220.7	196.0

Sales by geographic region
Europe (Continental Europe and United Kingdom)	369.9	318.7
United States	595.6	579.4
Africa, Asia and Australia and other America	213.4	185.6

Continuing Operations	1,178.9	1,083.7

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

Reconstructive implant sales grew by 15% (equivalent to an underlying growth rate of 19% after 4% of adverse currency translation) following an aggressive expansion of OXINIUM products into the market. The OXINIUM bearing material continued to be a great success and has helped surgeons successfully treat younger implant patients due to its wear reduction properties.

Knee sales grew by 20%, (an underlying rate of 24% after 4% of adverse currency) driven mainly by the promotion and rollout of OXINIUM technology; hip sales grew by 11% (an underlying rate of 16% after 5% of adverse currency effect) driven by the launch of the OXINIUM femoral head.

More than 30,000 knees made of OXINIUM had been implanted into patients and by the end of 2003 it was accounting for 40% of knee units being sold by the business in the US. The joint fluid therapy product SUPARTZ contributed 3% to knee sales growth.

Growth in sales of hips resulted from the continued solid performance of the SYNERGY and ECHELON platform systems and the introduction in 2003 of femoral heads made of OXINIUM, which by the end of 2003 were accounting for 35% of hip heads sold by Smith & Nephew in the US.

Trauma sales increased by 6% (an underlying rate of 10% after 4% of adverse currency effect) benefiting from increased focus following the divisionalisation of the US business. Trauma sales increased in the US by 4% (equivalent to 13% underlying growth after 9% adverse currency). These results were helped by growth in sales of the EXOGEN ultrasound bone stimulation products, of 14% (22% underlying growth after 8% adverse currency) and the introduction of the JET-X unilateral fixator in 2003.

Higher than normal revision rates in respect of the macrotextured femoral knee component prompted a voluntary withdrawal of the product from the market on 18 August 2003. The total number of components implanted was 2,971 and, to 8 March 2004, 190 revisions had been notified to the Group.

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

Endoscopy was adversely affected in the US by two market issues — increased re-use of arthroscopic resection blades and decreased business from one of its largest customers, HealthSouth. With respect to blade re-use, the business launched an educational campaign that features research highlighting the risks of this practice to hospitals and clinicians in the US.

Endoscopy sales growth was also affected by its decision to defer two product launches into 2004 — the digital scanning camera and the next generation varicose vein removal system. Clinical evaluations identified the opportunity to make improvements prior to both products’ broader launch. Both of these products were launched in early 2004.

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

The business launched a new enzymatic wound bed preparation product, GLADASE, following the termination of a supply arrangement for the previous equivalent US product, SANTYL. This issue adversely impacted sales in the second half of 2003.

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

OUTLOOK AND TREND INFORMATION

The discussion below contains statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve known and unknown risks and uncertainties that could cause the Group’s actual results, performance or achievements to differ materially from those projected in forward-looking statements. Smith & Nephew cannot give assurance that such statements will prove correct. These risks and uncertainties include factors related to: the medical devices industry in general; product liability claims and related insurance coverage; the geographical markets in which the Group operates; the nature and efficiency of the Group’s products; the Group’s ability to research, develop, manufacture and distribute its products; the translation of currencies to Sterling; and the values of international securities markets. For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, you should read “Risk Factors” of this document.

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

The markets in which the Group operates continue to grow strongly and management expects that innovative new product development programmes and sales force investment particularly in orthopaedics and endoscopy will enable the Group to grow market share and drive market expansion.

For 2005, management expects to achieve high teens sales growth in orthopaedics and high single digit sales growth at endoscopy and wound management. Management expects that continued investment and planned margin improvements will contribute to underlying mid-teens EPSA growth going forward.

A significant external influence on Group sales and profits in 2005 and beyond will be the translational effects of currency to the extent that average rates of exchange differ from those in year 2004. Reported sales and profits would benefit from a strengthening in the value of the US Dollar and Euro against Sterling compared with average rates of exchange in 2004 but would be reduced by a strengthening in the value of Sterling against those currencies.

A further influence on profit and on operating profit margin trends in 2005 and beyond will be the transactional effects of currency to the extent that rates of exchange differ from those in 2004. Operating profit margins will improve if the effective rate of exchange of the Euro compared with the US Dollar increases and will be reduced by a relative strengthening of the US Dollar. The effective rate of exchange will determine the average cost of finished goods purchased by the Group’s selling operations from its manufacturing operations and will be affected by actual rates of exchange, forward purchases of foreign currency and stock utilisation.

Management does not anticipate that the dispute with certain insurers over their declination of coverage of macrotextured product liability claims will be resolved during 2005. Consequently, it is expected that settlements with patients will not be reimbursed by insurers and that this will have an adverse impact on cash flow of approximately £40m during 2005. There will be no impact on operating profit since these payments will be charged to the provision established in 2004. See “Legal Proceedings” and “Risk Factors”.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2004	2003	2002
	(£ million)
Net cash inflow from operating activities	226.6	214.5	211.0
Dividends received from joint venture	14.1	6.8	3.9
Net interest received/(paid)	4.5	(3.8)	(10.2)
Taxation paid	(37.9)	(52.2)	(52.3)
Capital expenditure and financial investment	(101.1)	(71.4)	(85.4)
Acquisitions and disposals (net of loan notes issued on acquisition of £50.3m in 2004)	(34.9)	48.1	(128.8)
Equity dividends paid	(46.7)	(45.1)	(43.5)
Issue of ordinary share capital and own shares purchased	3.9	7.2	3.7

Change in net borrowings from net cash flow	28.5	104.1	(101.6)
Loan notes issued on acquisition	(50.3)	–	–
Exchange adjustments	36.9	45.7	68.2
Opening net borrowings	(127.1)	(276.9)	(243.5)

Closing net borrowings	(112.0)	(127.1)	(276.9)

The Group’s net debt decreased by £131.5m from £243.5m at the beginning of 2002 to £112.0m at the end of 2004. Translation of foreign currency net debt into Sterling had the effect of decreasing net debt by £150.8m in the three-year period ended 31 December 2004. Closing net borrowings includes £31.6m of net currency swap assets (2003 — £43.4m, 2002 — £16.7m).

Acquisitions and Disposals

In the three-year period ended 31 December 2004, £165.9m (including the issuance of £50.3m of Loan Notes in 2004) was spent on acquisitions, net of disposal proceeds, funded from net debt. Acquisitions totalled £295.8m and comprised ORATEC £191.2m, MMT £69.6m, Collagenase £9.1m, DERMAGRAFT £7.8m, Acticoat £7.3m and other £10.8m.

In the same three-year period, £129.9m was received from the disposal of businesses and the formation of BSN Medical. This comprised £5.7m on the formation of BSN Medical, £71.8m for the rehabilitation business and £52.4m for AbilityOne.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years capital expenditure on tangible and intangible fixed assets has represented approximately 7% to 8% of continuing group turnover. Capital expenditure in 2005 is expected to be approximately the same percentage of Group turnover as 2004.

In 2004 capital expenditure of £102.3m (£101.1m net of disposals of fixed assets) was incurred. The principal areas of investment were in the placement of orthopaedics instruments with customers, manufacturing plant and equipment, information technology and intangible assets.

At 31 December 2004, £4.4m of capital expenditure had been contracted but not provided for.

Operating Cash Flow

Management assesses available cash flow in terms of operating cash flow before outgoings on rationalisation, divestment, acquisition integration and other exceptional costs and after capital expenditure and financial investments. This figure (£144.9m for 2004) is after several adjustments to net cash inflow from operating activities, the most comparable UK GAAP figure. Management believes that this figure represents a truer reflection of cash flow generation because it excludes exceptional cash flow items. This measure is used in the Group’s management reporting, budgeting and planning. Management also uses as a key indicator the “cash conversion ratio” i.e. the percentage of cash flow compared to group operating profit before goodwill amortisation and exceptional items. This was 58% for 2004 (2003 — 77%, 2002 — 73%) and was lower than in previous years as a result of an increase in orthopaedic stocks to improve customer service and meet anticipated increases in demand for both existing and new products. Management uses this cash conversion ratio to monitor the efficiency of its use of capital employed and to provide meaningful year-on-year cash flow trend information. Management has set long-term targets for the Group of 70% — 75% cash conversion ratio.

The following table presents a reconciliation of net cash inflow from operating activities to operating cash flow before outgoings on rationalisation, divestment, acquisition integration, macrotextured knee settlements unreimbursed by insurers and Centerpulse costs.

	2004	2003	2002
	(£ million)
Net cash inflow from operating activities	226.6	214.5	211.0
Less: capital expenditure and financial investment	(101.1)	(71.4)	(85.4)

Operating cash flow	125.5	143.1	125.6
Add: exceptional outgoings:
Rationalisation, acquisition integration and divestment costs	2.2	9.6	19.3
Macrotextured knee revisions unreimbursed by insurers	17.2	–	–
Centerpulse transaction costs	–	17.0	–

Operating cash flow before exceptional outgoings	144.9	169.7	144.9

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At 31 December 2004, the Group held £32.6m in cash and balances at bank and had committed and uncommitted bank facilities of £326m and £212m respectively. Undrawn bank facilities amounted to £414m, of which £225m were committed. Of the undrawn committed facilities, £6m expire within one year and £219m after two but within five years. Of the drawn facilities, £31.9m expires within one year, £0.3m expires in 1-3 years and £93.7 expires within 3-5 years. In addition Smith & Nephew has £50.3m of loan notes payable within 1-3 years. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements normally result from the timing of the bi-annual dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. In 2005 the settlement of macrotextured patient claims will also be a factor.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2005, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

Further information regarding borrowings at 31 December 2004 is set out in Note 19 of the Notes to the Group Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

Pension Funding

The movements in the stock market values over the last five years have adversely affected the funding levels of Smith & Nephew’s major defined benefit plans in the UK and US. These plans continue to be accounted for under SSAP 24 and their combined SSAP 24 deficit is estimated as £49m at 31 December 2004 (2003 — £55m). This is less than the combined deficit under FRS 17 of £123.7m (2003 — £121.2m). The difference is due to the non-investment return discount rate required to be applied to liabilities under FRS 17. The SSAP 24 deficit is to be funded over members’ average future working lives. Existing provisions and planned increases in future contributions are considered adequate to cover the current under funding position.

Payment Policies

It is Company policy to ensure that suppliers are paid within agreed terms. At the year-end, the Company’s trade creditors represented the equivalent of 39 days’ credit.

EXCHANGE AND INTEREST RATE RISK AND FINANCIAL INSTRUMENTS

The Board of Directors of the Company has established a set of policies to manage funding, currency and interest rate risks. These policies include the use of derivative financial instruments only for the management of the financial risks associated with underlying business activities and their financing.

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

Foreign exchange variations affect trading results in two ways. Firstly on translation of overseas sales and profits into Sterling and secondly, the currency cost of purchases by Group companies of finished products and raw materials. The principal flows of currency are purchases of US Dollars and Sterling from Euros, Japanese Yen, Australian and Canadian Dollars, as well as cross purchases between the US and the UK.

The Group partly mitigates the translational impact on profits through the interest arising on foreign currency borrowings or swaps. The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts.

The Group managed £320m of foreign currency purchase transactions by using forward foreign exchange contracts, of which the major transaction flow is Euros into US Dollars. The Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year. If the Euro were to weaken against US Dollar by 10% on average over the year, the fair value of forward foreign exchange contracts would increase by £5m (2003 — increase by £3m).

Had the Group not transacted forward foreign exchange purchase contracts and if Sterling were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit on ordinary activities before taxation in 2004 would have increased by £29m on account of transactional and translational movements; if the Euro were to have weakened on average over the year by 10% against all other currencies, profit on ordinary activities before taxation in 2004 would have reduced by £10m; if the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2004 would not have changed materially.

The Group’s net debt is exposed to movements in exchange rates on foreign currency liabilities. Based upon the net debt position at 31 December 2004 if Sterling were to weaken against the US Dollar by 10%, the increase in the Group’s net debt would be £51m. If Sterling were to weaken against all currencies excluding the US Dollar by 10%, the Group’s net debt would be increased by £20m. That is, if Sterling were to weaken against all currencies by 10%, the Group’s net debt would increase by £71m.

Interest Rate Risk

The Group contracts fixed rate currency swaps and uses simple floating to fixed rate interest rate swaps to meet its objective of protecting borrowing costs and differentials between borrowing and deposit rates within parameters set by the Board. Interest rate swaps and the fixed interest element of currency swaps are accounted for as hedges and, as such, changes in fair values resulting from changes to market rates are not recognised in the Group balance sheet nor in reported profits. The cash flow effects of interest rate swaps match cash flows on the underlying instruments such that there is no net cash flow effect from movements in market interest rates.

As at 31 December 2004, the majority of interest costs and differentials had been protected through to December 2005.

If the Group had not transacted interest rate swaps or fixed interest rate cross currency swaps to hedge its interest rate risk, based upon the net debt position at 31 December 2004, an increase in short-term interest rates across all currencies by one percentage point would increase the Group’s annual net interest payable by £1.1m (2003 — increase by £1.3m). The Group’s financial assets and liabilities, excluding fixed interest rate currency swaps, were principally at floating interest rates and thus their fair values are not directly affected by movements in market rates of interest.

At 31 December 2004, an increase of one percentage point in Sterling interest rates would have reduced the fair value of Sterling interest rate swaps and the Sterling fixed interest element of currency swaps by £5m; and an increase of one percentage point in US Dollar interest rates would have increased the fair value of US Dollar interest rate swaps and the US Dollar fixed interest element of currency swaps by £4m. In the case of decreases in interest rates of one percentage point the changes in the fair values of the interest rate and the fixed interest element of currency swaps would have been an increase of £5m relating to Sterling and a decrease of £4m relating to US Dollars.

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

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2004 were as follows:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ million)
Short-term debt obligations	30.4	30.4	–	–	–
Long-term debt obligations	93.7	–	–	93.7	–
Loan Notes	50.3	–	50.3	–	–
Finance lease obligations	1.8	1.5	0.3	–	–
Operating lease obligations	92.7	20.7	23.1	14.0	34.9
Purchase obligations	2.3	2.3	–	–	–
Other	46.6	30.8	15.8	–	–

	317.8	85.7	89.5	107.7	34.9

Other contractual obligations consist of credit balances on currency swaps and interest rate swaps, foreign exchange contracts and acquisition consideration.

The agreed contributions for 2005 in respect of the Group’s principal pension plans are 11% of pensionable earnings plus a supplementary payment of £4.3m to the UK Plan and 9% of pensionable earnings plus a supplementary payment of £2.7m to the US Plan.

In addition, at 31 December 2004, the Group had contracted but not provided for £4.4m of capital expenditure.

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

RELATED PARTY TRANSACTIONS

Except for BSN Medical and AbilityOne (see Note 36 of Notes to the Group Accounts), no other related party has had material transactions or loans with Smith & Nephew over the last three financial years.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Under European regulation, from 2005 Smith & Nephew will be required to publish its financial statements under IFRS. The transition is being managed internally by a Project Committee reporting to a Steering Committee which is chaired by the Finance Director. Quarterly reports have been made to the Audit Committee.

The Project Committee has performed a full assessment of the extant standards and their impact on both the reported financial statements and the underlying business processes, and continues to monitor the standards yet to be finalised by the International Accounting Standards Board and adopted by the European Union. Amendments to internal reporting systems and financial processes have been effected and budgeting for 2005 is on a full IFRS basis. Training has been provided internally and will continue over the transition period.

In November 2004 the Group announced its external communication plan, explaining to investors the impact of IFRS based on management’s expectations of the format of the final standards. A summary of the adjustments required to restate each quarter’s earnings and net debt in 2004 to an IFRS basis was included within the 2004 preliminary announcement issued on 3 February 2004. In parallel with the issue of 2004 financial statements, management has published the revised accounting policies which will be applied from 2005 onwards, together with an unaudited description of the major accounting changes and quantification of how existing UK GAAP reporting reconciles to the IFRS equivalent for 2003 and 2004 full years. This document is available on the Group’s website and in printed copy on request from the Group’s company secretary. From Quarter 1, 2005, all results will be presented under IFRS.

Based on the standards currently in issue and management’s understanding of future developments, the major differences in accounting policies which will impact Smith & Nephew are for employee benefits (in particular pensions accounting and a requirement for the expensing of all share options granted), for acquisition goodwill which will no longer be amortised but will be subject to annual testing for impairment and increased recognition of intangible assets arising on acquisition. In addition, management expects the recognition criteria for deferred tax will change, resulting in a net write back of provisions, principally related to goodwill set off against reserves. The proposed standards and interpretations on financial instruments have necessitated a change in Smith & Nephew’s accounting practice. The Group continues to hedge the net investment value of foreign subsidiaries and the overall hedging strategy for trading hedges remains essentially unchanged. However, management does not believe that it will be possible to fix forward the reported interest costs of the Group with the same certainty as could be achieved under UK GAAP, resulting in some volatility within financing costs over each quarterly period.

Management expects to be fully prepared for the transition. However, full implementation is dependent on the completion of the standard setting process by the International Accounting Standards Board and the adoption of such standards by the European Commission. The failure of the European Commission to adopt all of these standards in time for financial reporting in 2005, or the issue of further interpretations by the International Financial Reporting Interpretation Committee (“IFRIC”) in advance of the reporting date, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this note. In particular, the International Accounting Standards Board has yet to provide definitive rulings and transitional guidance on specific aspects of IAS 39 — “Recognition and Measurement of Financial Instruments” which impact the Group. Management intends to continue monitoring developments as the standards and recognised practices evolve.

Had Smith & Nephew been reporting under IFRS management believe its results and shareholders funds since the transition date would have been as follows:

Results

	2004	2003
Attributable profit for the financial year	£138.2m	£172.4m
Basic earnings per Ordinary Share	14.78p	18.54p
Diluted earnings per Ordinary Share	14.67p	18.42p

IFRS attributable profit for the financial year in 2004 is £13.0m (2003 — £24.3m) higher than UK GAAP mainly due to the non-amortisation of goodwill of £20.5m (2003 — £18.5m), offset partly by higher amortisation of intangible fixed assets of £4.4m (2003 — nil). Other principal adjustments to profit include: a net charge of

£5.0m under IFRS 2 for share based compensation (2003 — £3.5m); a net benefit of £2.7m (2003 — £1.2m) for pensions reflecting a current service cost benefit of £3.6m (2003 — £2.7m) and £1.8m (2003 — £3.8m) finance cost expense and a credit of £0.9m (2003 — £2.3m) on the difference in deferred taxation accounting.

Shareholders’ Funds

	2004	2003
At 31 December	£702.0m	£610.4m

Shareholders’ funds in 2004 are £25.0m (2003 — £30.4m) lower than UK GAAP principally due to the recognition of the full defined benefit pension deficit of £94.1m (2003 — £88.6m) net of deferred tax offset by the non-amortisation of goodwill of £36.7m (2003 — £17.5m) and the recognition of the final dividend £30.0m (2003 — £28.9m) on a declared rather than a proposed basis.

US GAAP

Smith & Nephew prepares its accounts in accordance with UK GAAP which differ in certain respects from US GAAP. Reconciliations of profit for the financial year and shareholders’ funds are set out in Note 39 of Notes to the Group Accounts. As a consequence of the preparatory work to convert the accounts from UK GAAP to IFRS, management has identified certain adjustments that were needed to the UK/US GAAP reconciliations in prior years and has restated for these as disclosed in Note 39 of the Notes to the Group Accounts.

Results

	2004	Restated 2003	Restated 2002
Profit for the financial year	£142.4m	£179.5m	£145.2m
Basic earnings per Ordinary Share	15.23p	19.30p	15.68p
Diluted earnings per Ordinary Share	15.12p	19.18p	15.55p

US GAAP profit for the financial year in 2004 is £17.2m higher than UK GAAP mainly due to the non-amortisation of goodwill of £20.5m, offset partly by higher amortisation of other intangible fixed assets of £13.0m. Other principal adjustments to profit include: a credit of £24.4m on differences in hedge accounting; a charge of £6.5m under FAS 123 for stock based compensation; a charge of £6.4m for pensions reflecting a difference in methodology for calculating the service cost and a credit of £2.1m on the difference in deferred taxation accounting for intangibles and gains deferred into replacement assets.

Shareholders’ Funds

	2004	Restated 2003
At 31 December	£781.9m	£690.7m

Shareholders’ funds in 2004 are £54.9m higher than UK GAAP principally due to the non-amortisation of goodwill, £33.3m; different recognition criteria for intangible assets and goodwill, £76.3m; dividends on a declared rather than a proposed basis, £30.0m; inclusion of a minimum pension liability, £93.6m; and lower taxation provision due to these adjustments of £20.9m.

Prospects

Smith & Nephew have published expectations of future results on an IFRS basis in “Outlook and Trend Information”.

New accounting standards in the US which may affect US GAAP results are detailed in Note 38 of the Notes to the Group Accounts.

CORPORATE GOVERNANCE

This section discusses Smith & Nephew’s structures and governance procedures.

The Board	49
Executive officers	50
Governance and policy	51
Accountability, audit and internal control framework	53
Shareholders	56

THE BOARD

The Board of Directors of Smith & Nephew as at 28 February 2005 comprised:

Director	Position	Initially elected or appointed	Term of appointment expires at AGM in
Dudley G. Eustace	Non-Executive Chairman	10 November 1999	2006
John Buchanan	Non-Executive Deputy Chairman	3 February 2005	2005
Sir Christopher O’Donnell	Executive Director, Chief Executive	1 September 1992	2007
Peter Hooley	Executive Director (responsible for Finance and Information Technology)	2 April 1991	2006
Dr. Pamela J. Kirby	Non-Executive Director	1 March 2002	2005
Warren D. Knowlton	Non-Executive Director	1 November 2000	2007
Brian Larcombe	Non-Executive Director	1 March 2002	2005
Richard De Schutter	Non-Executive Director	1 January 2001	2007
Dr. Rolf W. H. Stomberg	Non-Executive Director	1 January 1998	2007

Directors’ Biographies

Dudley G. Eustace, Chairman, (68) was appointed Deputy Chairman in 1999 and Chairman in January 2000. He is Chairman of the Nominations Committee. He is non-executive Chairman of Sendo Holdings plc and non-executive Vice Chairman of Aegon NV, Hagemeyer NV and Royal KPN NV.

John Buchanan (61) was appointed a director on 3 February 2005. He is the Deputy Chairman. He is a non-executive director of Vodafone Group Plc, AstraZeneca PLC and BHP Billiton.

Sir Christopher O’Donnell, Chief Executive, (58) joined the Group in 1988 as managing director of the Group’s medical division and was appointed a director of Smith & Nephew in 1992. He was appointed Chief Executive in 1997 and is a member of the Nominations Committee. He is a non-executive director of BOC Group plc. Previously he held senior positions with UK and US companies in the medical engineering and devices industry.

Peter Hooley, Finance Director, (58) joined the Group and was appointed Finance Director in 1991. He is a non-executive director of Cobham plc. Previously he held senior financial positions with Matthew Hall and BICC.

Dr. Pamela J. Kirby (51) was appointed a director in March 2002 and is a member of the Remuneration Committee. She is non-executive Chairman of Oxford Immunotec Limited and a non-executive director of T&F Informa plc, Oscient Pharmaceuticals Corporation and Scynexis Inc.

Warren D. Knowlton (58) was appointed a director in November 2000. He is Chairman of the Audit Committee and a member of the Remuneration Committee. He is Group Chief Executive of Morgan Crucible plc.

Brian Larcombe (51) was appointed a director in March 2002 and is a member of the Audit Committee. He is a non-executive director of F&C Asset Management plc.

Richard De Schutter (64) was appointed a director in January 2001 and is a member of the Audit Committee and the Remuneration Committee. He is non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc., MedPointe Pharmaceuticals, Ecolab Inc, Metaphore Pharmaceuticals and Navicure Inc.

Dr. Rolf W. H. Stomberg (64) was appointed a director in 1998. He is the Senior Independent Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. He is Chairman of Management Consulting Group plc and Lanxess AG and a non-executive director of Scania AB, Reed Elsevier plc, Hoyer GmbH, TPG Group plc, Deutsche BP AG and Biesterfeld AG.

EXECUTIVE OFFICERS

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. The Group Executive Committee (‘GEC’), which comprises the executive directors and certain other senior executives of Smith & Nephew (the ‘Executive Officers’), assists the Chief Executive in the management of the business. The following are Executive Officers of Smith & Nephew and all, apart from the Company Secretary, are members of the GEC:

Dr. Peter Arnold (43) Group Director of Technology. He joined the Group in 1997 and worked in corporate business development and corporate research and development roles. He was appointed to the GEC in January 2004. Prior to joining the Group he was responsible for research and development for Johnson & Johnson’s wound care business.

James L. Dick (52) President — Advanced Wound Management. He joined the Group in 1977 and was appointed to the GEC in January 1999. He has worked predominantly in sales, marketing and general management roles with particular emphasis on international marketing, country management and new technology.

Peter W. Huntley (44) Group Director — Indirect Markets. He joined the Group and was appointed to the GEC in April 1998, responsible for the Group’s strategy and business planning. He was appointed to his current role in December 2003. Prior to joining the Group, he was a consultant with Deloitte Haskins and Sells, and the Business Development Director for Matthew Clark plc.

David Illingworth (51) President — Orthopaedics. He joined the Group and was appointed to the GEC in May 2002. Prior to joining the Group he held posts within GE Medical, as Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/critical care company and President of a technology incubator company.

James A. Ralston (58) Chief Legal Officer. He joined the Group in 1998 as Executive VP and Chief Legal Officer for North America and was appointed to the GEC in February 2002. Prior to joining the Group he was in private practice and VP General Counsel and Secretary for Eagle-Picher Industries, Inc.

James M. Taylor (48) President — Endoscopy. He joined the Group and was appointed to the GEC in June 2000. Prior to his appointment in 2003 as President of Endoscopy, he was Group Director — Indirect Markets. Previously he was President of DePuy International and has held senior positions with British Leyland and Chloride Group.

Paul M. Williams (58) Group Director — Human Resources. He joined the Group and was appointed to the GEC in December 1998. Prior to joining the Group he held senior human resources director roles with NCR, Heinz, Glaxo and Rolls-Royce.

Company Secretary

Paul R. Chambers (60) Company Secretary. He joined the Group in 1994 as Assistant Company Secretary and was appointed Company Secretary in April 2002.

GOVERNANCE AND POLICY

The new Combined Code on Corporate Governance, as appended to the UK Listing Authority’s Listing Rules, requires UK listed companies to make a disclosure statement on the application of the Principles and Supporting Principles and compliance with the Provisions of the Code.

The Board is committed to the highest standards of Corporate Governance and considers that it has complied with the new Code throughout the year with the exception that no member of the Audit Committee has ‘recent’ financial experience. However, all members have relevant financial experience and the Board considers that the members of the Audit Committee have the skills and experience of corporate financial matters to discharge properly the Committee’s responsibilities. All members meet the definition of ‘financial expert’ in the Sarbanes-Oxley Act.

In accordance with the Code, the following paragraphs describe Smith & Nephew’s Corporate Governance policies and procedures and how it applies the Principles and Supporting Principles in the new Code.

The Company’s American Depositary Shares are listed on the New York Stock Exchange (‘NYSE’) and the Company is therefore subject to the rules of the NYSE as well as the US securities laws and the rules of the US Securities and Exchange Commission (“SEC”) applicable to foreign private issuers. The Board believes that it has complied throughout the year with both SEC and NYSE requirements related to corporate governance with the exception that, in accordance with the Combined Code, the Nominations Committee consists of a majority of independent directors and does not consist wholly of independent directors, as required by the NYSE.

The Board

The Board of Directors of Smith & Nephew consists of an independent non-executive Chairman, two executive directors and six independent non-executive directors. In 2004, the Board met on eight occasions and individual attendance was: Dudley Eustace (8), Sir Christopher O’Donnell (8), Peter Hooley (8), Dr Pamela Kirby (8), Warren Knowlton (7), Brian Larcombe (8), Richard De Schutter (8) and Dr Rolf Stomberg (8). John Buchanan joined the Board in February 2005.

The Board is responsible for the strategic direction and overall management of the Group and has a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects, acquisitions, divestments and treasury arrangements but otherwise delegates specific responsibilities to Board Committees, as described on page 52. It reviews the key activities of the businesses and considers and reviews the work undertaken by the Committees.

Non-executive directors meet regularly without management in attendance and the Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. Board meetings are held at the major business units enabling directors to have a greater understanding of the business and to meet the management of these units. All directors have full and timely access to all relevant information and, if necessary, to independent professional advice. Appropriate directors and officers liability insurance is in place and induction programmes and training are offered to new directors. Further training for all directors, which would include such issues as risk, is available as appropriate. All directors have access to the advice and services of the Company Secretary who is responsible to the Board for ensuring that Board procedures are complied with.

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which have been agreed by the Board. The Chairman’s primary responsibility is for leading the Board, including ensuring its effectiveness and setting its agenda, whilst the Chief Executive is responsible for managing and supervising the day-to-day business of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board. The GEC advises and assists the Chief Executive in the management of the Group.

The Senior Independent Director is Dr Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing Board meetings and meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive.

In 2004, a formal evaluation of the performance of the Board and its Committees was undertaken by an external consultant with the emphasis on continuous improvement and effectiveness of the Board and its Committees. Each director and the Company Secretary were interviewed separately and the result of the review presented to the whole Board. A number of recommendations were made which have been acted upon. Individual evaluation is carried out by the Nominations Committee with particular emphasis on the evaluation of those directors standing for re-appointment at the AGM. The non-executive directors, led by the Senior Independent Director, evaluate the performance of the Chairman.

The Board has determined that none of the independent non-executive directors or their immediate families has ever had a material relationship with the Group either directly as an employee or as a partner, shareholder or officer of an organisation that has a relationship with the Group. With the exception of the Chairman, who is provided with healthcare cover, they do not receive additional remuneration apart from directors’ fees, do not participate in the Group’s share option schemes or performance related pay schemes, and are not members of the Group’s pension schemes. No director of Smith & Nephew is a director of a company or an affiliate in which any other director of Smith & Nephew is a director.

None of the directors or executive officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the director or officer, or who is a director or officer of any subsidiary of Smith & Nephew) has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2003 to 8 March 2005.

Details of the Group’s policies on remuneration, service contracts and compensation payments are included in the “Remuneration Report”.

Board Committees

The Board is assisted by the Audit, Remuneration and Nominations committees, each of which has its own terms of reference, which may be found on the Group’s web site at www.smith-nephew.com. The Company Secretary is secretary to each of the committees.

Audit Committee

The Audit Committee met on six occasions in 2004 (individual attendance is shown in parenthesis). The Committee, consisting entirely of independent non-executive directors, is chaired by Warren D. Knowlton (6). He was appointed to the Committee in February 2001 and became Chairman of the Committee in July 2001. The other members of the Committee are Brian Larcombe (6) who was appointed to the Committee in January 2003, Richard De Schutter (6) who was appointed in February 2001 and Dr Rolf Stomberg (5) who was appointed in February 1998. The Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board.

Remuneration Committee

The Remuneration Committee, consisting entirely of independent non-executive directors, met three times in 2004 (individual attendance is shown in parenthesis) and is chaired by Dr Rolf Stomberg (3). The other members of the Committee are Dr Pamela Kirby (3), Warren Knowlton (2) and Richard De Schutter (3). The Remuneration Committee sets the pay and benefits of the executive directors and members of the GEC, approves their main terms of employment and determines share options and long-term incentive arrangements. It also reviews management succession planning. The Remuneration Report is on pages 57 to 65.

Nominations Committee

The Nominations Committee, consisting of two independent non-executive directors and the Chief Executive, met three times in 2004 and its chairman, Dudley Eustace, and members, Dr Rolf Stomberg and Sir Christopher O’Donnell, attended all meetings. It oversees plans for Board of Directors’ succession, recommends appointments to the Board of Directors and determines the fees of the non-executive directors. It provides a formal and transparent procedure for the appointment of new directors to the Board. Candidate profiles are agreed by the Committee before external consultants are engaged to advise on prospective Board appointees. Shortlisted candidates are interviewed by members of the Committee who then recommend candidates to be interviewed by all members of the Board. The final decision is made by the Board. This procedure was followed for the appointment of John Buchanan as a non-executive director and Deputy Chairman. The Senior Independent Director oversees the process for the appointment of a new Chairman.

Directors’ Re-appointment

Under Smith & Nephew’s Articles of Association, any director who has been appointed by the Board of Directors since the previous annual general meeting of shareholders, either to fill a casual vacancy or as an additional director, holds office only until the next annual general meeting and then is eligible for reappointment by the shareholders. Subsequently, directors retire and offer themselves for re-election at the third annual general meeting after the meeting at which they were last reappointed. The directors are subject to removal with or without cause by the Board of Directors or the shareholders. Executive Officers serve at the discretion of the Board of Directors.

On 3 February 2005 John Buchanan joined the Board as a non-executive director and Deputy Chairman and in accordance with the Articles of Association will be proposed for re-election at the AGM to be held on 5 May 2005. Brian Larcombe and Dr Pamela Kirby retire by rotation and, being eligible, will offer themselves for re-election at the AGM.

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Risk Management and Internal Control

The Board is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. These systems, which accord with the Turnbull Guidance, have been in place for 2004 and to the date of approval of the report and accounts, involving: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; business reviews by the Board; and the review by the Audit Committee of internal financial controls and the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

Risk Committee

The Risk Committee comprises the members of GEC and is chaired by the Chief Executive. As an integral part of planning and review, management at each of the business units identify the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage those risks. Areas of potential major impact are reported to the Risk Committee for review at its bi-annual meetings.

The most significant Group risks are reported to the Board quarterly, which will include new or increased risks. The annual Group Risk Report by the Risk Committee to the Board details all principal risks categorised by potential financial impact on profit and share price. These are detailed in “Risk Factors”.

In 2004 the effectiveness of the business unit systems put in place to identify and manage material risk were evaluated and the findings reported to the Audit Committee.

Disclosures Committee and evaluation of Disclosure Controls and Procedures

The Disclosures Committee is chaired by the Chief Executive and also comprises the Finance Director and the Group Director of Corporate Affairs. The secretary is the Company Secretary. The Committee approves the releases of all major communications to investors, to the UK Listing Authority and the London and New York stock exchanges.

The Chief Executive and Finance Director have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2004. Based upon, and as of the date of, that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Group files and submits under the Exchange Act in the US is recorded, processed, summarised and reported as and when required.

As a consequence of the preparatory work to convert the accounts from UK GAAP to IFRS, management has identified certain adjustments that were needed to the UK/US GAAP reconciliations in prior years and has restated for these as disclosed in Note 39 of the Notes to the Group Accounts. Under US reporting these adjustments, when taken together, are indicators of a material weakness in the disclosure controls relating to US GAAP which management is remediating. This does not affect reporting under UK GAAP. There have been no other changes in the Group’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Code of Business Principles

The code of business principles, which is available at www.smith-nephew.com/sustainability and is available on request, applies to all directors, officers and employees. Any breaches of the code are directed in writing to the Company Secretary who is obliged to raise the issue with the Chief Executive or Chairman. During 2004 and up until 8 March 2005 there have been two breaches of the Code alleged, both of which have been investigated and found to be unsubstantiated. No waivers have been put in place nor any amendments made to the Code.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for Senior Financial Officers, which is available at www.smith-nephew.com/sustainability and is available on request. It applies to the Chief Executive, Finance Director, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2004 or up until 8 March 2005.

Activities of the Audit Committee for 2004

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	monitoring the integrity of the Company’s accounts, ensuring that they meet statutory and associated legal and regulatory requirements and reviewing significant financial reporting judgments contained in them;

•	monitoring announcements relating to the Company’s financial performance;

•	monitoring and reviewing the effectiveness of the Company’s internal audit function;

•	making recommendations to the Board, for shareholder approval, regarding the appointment, re-appointment and removal of the external auditors, as appropriate;

•	approving the remuneration and terms of engagement of the external auditors;

•	monitoring and reviewing the external auditors’ independence and the effectiveness of the audit process;

•	developing policy for and pre-approval of the external auditors to supply non-audit services;

•	monitoring the effectiveness of internal financial controls;

•	reviewing the operation of the risk management process; and

•	reviewing arrangements by which staff may raise complaints against the Company regarding financial reporting or other matters.

The Group has specific policies which govern:

•	the conduct of non-audit work by the external auditors which prohibits the auditors from performing services which would result in the auditing of their own work, participating in activities normally undertaken by management, acting as advocate for the Group and creating a mutuality of interest between the auditors and the Group, for example being remunerated through a success fee structure. Each year, the Audit Committee pre-approves the budget for fees relating to audit and non-audit work, including taxation services, in accordance with a listing of particular services. In the event that limits for these services are expected to be exceeded or the Group wants the external auditors to perform services that have not been pre-approved, approval by the Chairman of the Audit Committee is required, together with a notification to the Audit Committee of the service and the fees involved. All services provided by the independent auditors during the year were pre-approved by the Audit Committee; and

•	audit partner rotation, which is in accordance with the Auditing Practices Board Ethical Standards in the UK and the SEC rules in the US. Partners and senior audit staff may not be recruited by the Group unless two years has expired since their previous involvement with the Group.

The Chief Executive, the Chief Financial Officer and other members of management attend the meetings when necessary and the external auditors have unrestricted access to the Audit Committee.

The principal activities of the Audit Committee during the year ended 31 December 2004 included:

•	consideration of the reports on the quarterly reports, interim and annual accounts;

•	consideration of the proposed changes in UK GAAP and IFRS;

•	consideration of the Group’s preparation for the introduction of s404 of the Sarbanes-Oxley Act 2002;

•	a review of the Group’s approach to internal financial control, its processes, outcomes and disclosures;

•	a review of the Internal Review department’s activities for the year, together with its resource requirements and findings;

•	a review of ‘whistleblowing’ procedures;

•	a review of the reports from the auditors, Ernst & Young LLP, on their professional and regulatory compliance in order to maintain independence and objectivity, including the rotation of partners;

•	a review of the audit, audit-related and tax services provided by Ernst & Young LLP;

•	the pre-approval of all non-audit work performed by the auditor together with associated fees, to ensure that the objectivity and independence of Ernst & Young LLP was not compromised. Ernst & Young LLP provided no consultancy work;

•	consideration of Ernst & Young LLP’s in-depth reports to the Committee on the scope and outcome of the annual audit and management’s response. Their reports included accounting matters, governance and control and accounting developments;

•	recommending the re-appointment of Ernst & Young LLP as the Group’s auditors;

•	confirmation that no concerns were raised with the Committee about possible improprieties in matters of financial reporting or other matters;

•	reviewing the Committee’s terms of reference to ensure they reflect recent developments in corporate governance in the UK and the US; and

•	consideration of the Group’s risk management process.

The Committee may obtain legal and other independent professional advice, at the Company’s expense, as it deems necessary. During the year, no such advice was sought by the Committee.

Future Reporting Developments

On 2 March 2005 the SEC announced the postponement by a further year for foreign registrants of the deadline for compliance with s404 of the Sarbanes-Oxley Act of 2002. When s404 is effective in 2006, management will be required to report on the Group’s internal controls over financial reporting. Work has been carried out during 2004 in preparation for reporting in accordance with the Act and will continue to be progressed during 2005.

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2004	2003
	(£ million)
Audit	1.7	1.4
Audit-related	0.5	0.3
Tax	1.0	0.6
Other	–	3.7

	3.2	6.0

Audit fees include fees associated with the annual audit and local statutory audits required internationally. Audit-related fees principally include accounting consultation in relation to International Financial Reporting Standards and advice regarding compliance with Sarbanes-Oxley in 2004. Tax fees include tax compliance, tax advice and tax planning services. The amount included in Other in 2003 related to tax and corporate finance work in relation to the unsuccessful public offer for Centerpulse AG and InCentive Capital AG. No such fees were incurred in 2004. A more detailed breakdown of audit fees may be found in Note 37 of the Notes to the Group Accounts.

SHAREHOLDERS

Shareholders

The Group issues a summary report on the year, the Summary Financial Statement, to shareholders outside the US unless a shareholder requests the Group’s full Annual Report. Over 90% of shareholders have chosen to only receive a copy of the Summary Financial Statement. At the half year, an Interim Report is sent to all shareholders and quarterly reports are made available through Stock Exchange announcements and on the Group’s web site. Copies of the full Annual Report, the Summary Financial Statement and the Interim Report are also available on the Smith & Nephew web site along with press releases, institutional presentations and audio webcasts.

There is a regular dialogue with individual institutional shareholders, together with results presentations twice a year. To ensure that all members of the Board develop an understanding of the views of major shareholders, the executive directors review significant issues raised by investors with the Board. Non-executive directors are sent copies of analysts’ and brokers’ briefings and are offered the opportunity to attend meetings with major shareholders and are expected to do so if shareholders request a meeting. In 2004, no such request was received. There is an opportunity for individual shareholders to question the directors at the AGM, at which the level of proxy votes received are advised, and the Company regularly responds to letters from shareholders on a range of issues. All the shares, including those held by directors and officers, rank pari passu with each other.

Share capital

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. No shares have been purchased or contracted for or are the subject of an option under the current expiring authority given by shareholders at the AGM of 6 May 2004.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and resolutions proposing their reappointment and to authorise the directors to fix their remuneration, which have been approved by the Audit Committee, will be proposed at the AGM.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report and some of the other information submitted by the Group to the SEC may be accessed through the SEC web site.

REMUNERATION REPORT

The Remuneration Report is divided into two sections, audited and unaudited information, in accordance with Schedule 7A to the Companies Act 1985. The audited information may be found on pages 63 to 65. The remaining sections are not subject to audit.

The Remuneration Committee

The compensation of executive directors, members of the GEC and the broad policy for executive remuneration is determined by the Remuneration Committee whose terms of reference are available on the Company’s web site at www.smith-nephew.com. The Committee comprises Dr. Rolf Stomberg (Chairman), Dr Pamela Kirby, Warren Knowlton and Richard De Schutter. On behalf of the Board of Directors, it determines the broad policy for executive remuneration. It reviews:

•	on an annual basis the remuneration, including pension entitlements, of executive directors and members of the GEC and determines the operation of and the participants in the long-term incentive plans, share option schemes and the executive bonus plan;

•	the relationship between the remuneration of executive directors and that of other employees;

•	the competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity; and

•	plans for management succession.

The Committee is assisted by Sir Christopher O’Donnell, Chief Executive and Paul Williams, Group Human Resources Director, both of whom have advised on all aspects of the Group’s reward structures and policies but neither is present at any discussion concerning their own remuneration. The terms of reference enable the Committee to obtain its own external advice on any matter, at the Company’s expense.

It received information from a number of independent consultants appointed by the Company: Watson Wyatt on a broad range of remuneration issues; Towers Perrin and Hay Group on salary data and PricewaterhouseCoopers LLP on long-term incentive plan comparative performance. Watson Wyatt also acts as one of the retirement benefit consultants to the Group and PricewaterhouseCoopers LLP provided consultancy services to the Group including project and taxation advice.

Remuneration Policy

The remuneration policy for 2004 and future years, as approved by the Remuneration Committee, is designed to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and GEC members of a calibre that meets the Group’s needs to achieve its business objectives. Remuneration includes base pay and benefits which are targeted at median competitive levels for acceptable performance and bonus schemes which are designed to motivate and reward for outperformance. Individual remuneration levels are based on measurable performance against fair and open objectives and there are no automatic pay adjustments unless required by law or local protocol. Major changes to the remuneration policy are discussed with the principal shareholders.

In 2004, a share based incentive plan, approved by shareholders, was introduced for executive directors, members of the GEC and the next level of senior executives. The plan comprises a performance share plan, share option plan and co-investment plan and increases the proportion of executive’s variable reward that is wholly dependent on the Group’s performance. In 2004, excluding pension entitlements, the composition of remuneration for Sir Christopher O’Donnell was: base pay (fixed) 41%, annual bonus (variable) 17% and long-term incentives (variable) 42% and for Peter Hooley was base pay (fixed) 40%, annual bonus (variable) 16% and long-term incentives (variable) 44%. Variable long term incentive values are based on those awards vesting in the year.

Variable rewards will continue to be provided through a mix of performance related elements; the annual bonus plan relates to achievement of financial objectives; the performance share plan rewards superior total shareholder return relative to the Group’s competitors and FTSE-100 companies; and share options reward share price growth.

Senior executives are expected to build and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 100% of basic salary within five years and members of the GEC are required to accumulate a personal holding equivalent to 75% of basic salary within five years.

The principal components of remuneration of executive directors and GEC members are: basic salary and benefits; performance-related bonus; long-term incentives consisting of a performance share plan, co-investment plan and share options; and pensions.

Basic Salary and Benefits

Basic salary reflects the responsibility of the position and individual performance. The Group also provides certain benefits such as private healthcare coverage and a company car or allowance in line with competitive practice.

Performance-Related Bonus

For executive directors, the Group operates an annual bonus scheme, 75% of which is based on annual growth in EPSA and 25% of which is based on improvement in return on operating capital employed (“ROCE”). The scheme is designed to encourage outstanding performance. In 2004, achievement of 14% EPSA growth and the budgeted improvement in ROCE would have produced a bonus of 30% of annual salary. Achievement of 20% EPSA growth and ROCE 5.5% over budget would have produced a bonus of 100% of annual salary. Bonuses are not pensionable.

The actual bonus earned in 2004 represented 39.6% of annual salary as 15% EPSA growth, inclusive of an adjustment for the dilution arising on the disposal of AbilityOne, was achieved and the budgeted ROCE was exceeded.

For members of the GEC with corporate responsibilities, excluding executive directors, the annual bonus plan is linked to earnings per share, ROCE and personal objectives. For those members with specific business unit responsibilities, targets are linked to EPSA and sales, operating profit and ROCE of their respective business unit.

Long-Term Incentives (New Plan approved by Shareholders in May 2004)

(i) Performance Share Plan

Annual awards over shares are made under the 2004 Performance Share Plan after the announcement of the preliminary results and only vest if defined levels of total shareholder returns are attained over three years beginning in the year of award. There is no retesting.

The award shares are divided equally into two tranches so as to measure total shareholder return (“TSR”) relative to the FTSE-100 and the major companies in the medical devices industry. TSR performance against both the FTSE-100 companies and the major companies in the medical devices industry was identified as the most suitable measure to encourage high levels of business performance and align the interests of the Group, its shareholders and senior executives.

The medical devices companies for comparison for the 2004 award are:

Arthrocare	Guidant
Bard	Johnson & Johnson
Baxter	Medtronic
Beckton Dickinson	Nobel Biocare
Biomet	Orthofix
Boston Scientific	Stryker
Coloplast Group	St Jude Medical
Conmed	Synthes-Stratec
D J Ortho	Wright Medical
Edwards Life Sciences Corp	Zimmer

The shares of each tranche will vest if the Group’s TSR is ranked at the median level in that tranche. If, in relation to either tranche, the Group ranks at or above the median, 25% of the award of that tranche will vest and if the Group is at the 75th centile, then all of the shares of that tranche will vest. Between the median and 75th centiles, the shares will vest on a straight-line basis. If the Group is above the 75th centile, then the number of shares increases above the award on a straight-line basis up to a maximum of 150% of the award if the Group is ranked at or above the 90th centile.

In relation to awards made to executive directors, the initial market value of the award shares is equivalent to their basic annual salary and in relation to awards made to other GEC members the initial market value of the awards is equivalent to 75% of their basic annual salary.

The Remuneration Committee has the discretion to reduce the number or percentage of shares which vest, if, notwithstanding the Group is ranked at or above the median level in respect of either tranche of award shares, the Remuneration Committee is of the opinion that the growth in the Group’s TSR achieved is not a genuine reflection of the Group’s underlying financial performance. The Group’s TSR performance and its performance relative to the comparator groups is independently monitored by PricewaterhouseCoopers LLP.

(ii) Executive Share Options

In 2004, share options were granted under the 2004 Executive Share Option Plan. Under this plan, the maximum market value of options which may be granted each year is equivalent to the basic annual salary of the executive director or executive. Options are exercisable up to ten years from the date of grant and are only exercisable if graduated target levels of growth in EPSA over the three-year performance period are achieved, beginning with that in which the option is granted.

The target levels of performance are set by the Remuneration Committee for each grant. For 2004 they were: 25% of the option shares will vest if growth in EPSA over the three-year period ending 31 December 2006 is or exceeds 26% (i.e. 8% compounded annually) with 50% vesting if such growth is at least 48% (i.e. 14% compounded annually). Only if growth in EPSA over that period exceeds 73% (i.e. 20% compounded annually) will all of the option shares vest. Option shares will vest pro rata on a straight-line basis if growth in EPSA is between these levels. There is no retesting of performance conditions.

(iii) Co-investment Plan

The 2004 Co-investment Plan enables selected executives to take part of their annual bonus in the form of shares. The participant elects the level of bonus to be used for this purpose up to a maximum of one half of the annual gross bonus capped at 20% of basic annual salary for executive directors and members of GEC. The net amount of the gross amount elected will then be used to purchase shares.

If such shares are held for three years, and the participant remains employed within Smith & Nephew, the participant will be entitled to matching shares if the Company achieves a target level of growth in EPSA over that three-year period of at least 48% (i.e. 14% p.a. compounded annually). At this level, the participant is entitled to one matching share for every share acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is 60% or more (i.e. 17% p.a. compounded annually) the participant is entitled to two matching shares for each share acquired out of the gross equivalent amount of the net bonus applied to shares. There is no sliding scale nor pro rata vesting of matching awards between these performance levels, nor is there any retesting.

The performance criteria for all incentive schemes will be reviewed in 2005 to achieve a consistent measurement of performance during the transition to International Financial Reporting Standards.

In the event of a change of control of the Company, for the 2004 Plans, the Remuneration Committee will determine what proportion of the awards or options will vest and what proportion of the matching shares will be transferred to the executives having regard to both the proportion of the performance period and the performance of the Company over that period.

The following table provides a comparison of variable remuneration of executive directors and GEC members and the next level down (i.e. business unit management) shown as a percentage of salary. Except for the annual bonus, the components are measured over a three year period.

	Annual bonus	Performance share plan	Share option plan	Co-investment plan
Executive Directors and GEC Members	0% to 100% depending on performance	Equal to 100% of salary (75% for GEC members) for 75th centile TSR	Equal to 50% of salary for EPSA growth of 48%	Maximum 20% of salary with 1 to 1 matching at EPSA growth of 48%

Business Unit Executives	0% to 80% depending on performance	Equal to 35% of salary for 75th centile TSR	Equal to 50% of salary for EPSA growth of 48%	Maximum 18% of salary with 1 to 1 matching at EPSA growth of 48%

Previous Long-Term Incentive Plan (superseded by the New 2004 Plan)

The Performance Share Plan adopted in 2004 replaced the long-term incentive plan (“LTIP”) established in 1997 for executive directors and members of the GEC and no further awards will be made under this LTIP.

The last award through the LTIP was in 2003 and will vest at the end of 2005. Under the plan, shares are transferred to participants depending on the Group’s performance relative to a group of 43 UK listed manufacturing companies with substantial international activities, using TSR over a three-year period as the prime measure. The maximum value of shares awarded for executive directors has not exceeded the participants’ annual rate of basic salary at the date the award was granted, and for members of the GEC it has not exceeded 75% of their annual basic salary. Shares will only be transferred to the participants if the Group’s TSR performance is at or above the median performance of the comparator companies, and growth in the Group’s EPSA exceeds growth in the United Kingdom Retail Price Index (“RPI”) in the same three-year period. At the median level, 25% of the award shares will vest. If the Group’s performance is in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis. TSR subject to real EPSA growth was identified and selected as the performance condition that represented a fair measure of the Group’s performance and would reflect increases in shareholder value.

For the three-year plan period commencing 2002, the Group’s TSR of 58.79% was ranked 10th in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 100% of the shares awarded conditionally in 2002.

Every encouragement is given to executive directors and senior managers to build up a significant shareholding in the Group. Accordingly, participants in the LTIP who have not left the Group will, at the fifth and seventh anniversaries of the date of the award, be given one additional share for every five so retained.

The comparator group for the LTIP comprises the following companies:

Aga Foodservice Group	Cookson Group	Invensys	Rolls-Royce
AstraZeneca Group	Croda International	Johnson Matthey	Scapa Group
BAE Systems	De La Rue	Laird Group	Smiths Group
Balfour Beatty	Delta	Low & Bonar	Spirax-Sarco Engineering
BBA Group	Elementis	Morgan Crucible	Spirent
BOC Group	FKI	Novar	Tate & Lyle
BPB	GKN	Pilkington	Tomkins
British Vita	GlaxoSmithKline	Reckitt Benckiser	TT Electronics
Bunzl	Halma	REXAM	Unilever (UK)
Cadbury Schweppes	ICI	RMC Group	Weir Group
Charter	IMI

The Group’s TSR performance and its performance relative to the comparator group is independently monitored by PricewaterhouseCoopers LLP. In the event of a change of control of the Company, for the 1997 LTIP, a proportion of the award will vest corresponding to the period of measurement that has elapsed.

Executive Share Option Plans established prior to the new 2004 Plan (and for which executives included in the New 2004 Plan are not eligible)

Prior to 2004, executive directors were last granted executive share options in 1996. These were not subject to performance conditions of exercise. Members of the GEC were last granted options in 2001. Under the 2001 UK Approved Share Option Plan, the 2001 UK Unapproved Share Option Plan and the 2001 US Share Plan, the Remuneration Committee each year determines the maximum value of options to be granted to executives by reference to multiples of salary. In 2004, the maximum multiples applied were one times remuneration in the UK and one and a half times remuneration in the US.

With the exception of the 2001 US Share Plan, the exercise of options is subject to EPSA growth of not less than RPI plus 3% per annum, on average, in a period of three consecutive years. From 2005, the retesting of the performance conditions will no longer apply. Performance conditions were selected to be in line with market practice at the time. Options granted under the 2001 US Share Plan, in line with US market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years.

Executive share options under all schemes are not offered at a discount to the market value at the time of grant. For the 2001 Option Plans, all options will vest on a change in control.

Share Save Schemes

UK executive directors and members of the GEC are eligible to contribute to the Smith & Nephew Employee Share Option Scheme (ShareSave) and US members of the GEC are eligible to participate in the Employee Stock Purchase Plan.

Pensions

Executive directors and the UK based members of GEC have a normal retirement age of 62. Those in service pre-2003 participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of one-thirtieth of final pensionable salary up to a limit based on service of two-thirds of final pensionable salary, subject to Inland Revenue constraints. Pensions in payment are guaranteed to increase by 5% per annum or the rate of inflation in the UK, if lower. Death in service cover of four times salary and spouse’s pension at the rate of two thirds of the member’s pension are provided on death. Those commencing employment post 2002 participate in the defined contribution plan. Death in service cover of seven times salary (of which four times is provided as a lump sum) is provided on death.

A supplementary unfunded defined contribution arrangement partially compensates for the UK Inland Revenue earnings cap on final pensionable salary.

The Remuneration Committee has considered the implications of the impending changes to UK pensions taxation. At this stage, the Remuneration Committee is of the opinion that a non-pensionable non-bonusable salary supplement will be offered as an alternative where an executive does not wish to have further pension provision. Such a salary supplement would be cost neutral to the Company.

The US based members of GEC participate in either the defined benefit Smith & Nephew US Pension Plan or the defined contribution US Savings Plan 401(k) Plus. Any new executives would enter the US Savings Plan 401(k) Plus. Under the US Pension Plan, pensions accrue at an annual rate of approximately one-sixty second of final pensionable salary up to a limit based on service of 60% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one half of the member’s pension on death. Normal retirement age under the plan is 65. A supplementary defined benefit plan is used to enable defined benefits to be payable from age 62 without reduction for early retirement as for UK executives. A supplementary defined contribution plan is used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits.

The Remuneration Committee considers pension consequences and costs to the Company when determining basic salary increases for executive directors’ and members of GEC.

Service Contracts

Executive directors, in line with Group policy, are appointed on contracts terminable by the Group on not more than twelve months notice. All new appointments of executive directors are intended to have twelve month notice periods, but it is recognised that for some appointments a longer period may initially be necessary for competitive reasons, reducing to twelve months thereafter.

Sir Christopher O’Donnell, appointed to the Board of Directors in September 1992, has a service agreement with the Company dated January 1992 which expires on his 62nd birthday in October 2008. Peter Hooley, appointed to the Board of Directors in April 1991 has a service contract with the Company dated January 1992 which expires on his 62nd birthday in June 2008. Both service agreements are terminable by the Company on not more than twelve months notice and by the executive director on six months notice. There is no enhancement of termination rights on a change of control of the Group. Termination of the contract by the Group, except for ‘cause’, would entitle the executive directors to twelve months’ basic salary, bonus at target of 30%, a contribution of 30% of salary to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the performance share plan entitlement. The Committee has determined not to amend the contracts of the current executive directors for mitigation but will review for the appointment of new executive directors.

External Non-executive Directorships

Non-executive directorships provide executive directors with valuable experience beneficial to the Company. Such appointments are subject to the approval of the Nominations Committee and are restricted to one appointment for each executive director. All fees receivable by a director are paid to the Company.

Non-executive Directors

Non-executive directors do not have service contracts but instead have letters of appointment. Non-executive directors are normally appointed for three terms of three years terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a three month notice period. The remuneration of the non-executive directors is determined by the Nominations Committee who aim to set fees that are competitive with other companies of equivalent size and complexity. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to one times annual basic fee, within three years.

In 2004, the Nominations Committee recommended, and the Board confirmed, a payment structure comprising an additional £5,000 to the Chairmen of the Audit and Remuneration Committees and £5,000 to the Senior Independent Director for their additional responsibilities.

Performance Graph

Schedule 7A to the Companies Act 1985 requires a graph to be published showing the Company’s TSR against the TSR performance of a broad equity market index. As a component company of the FTSE-100 index, a graph of the Company’s TSR performance compared to that of the TSR of the FTSE-100 index is shown below:

DIRECTORS’ REMUNERATION 2004

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits(i)	Bonus	Total emoluments excluding pension entitlements	Pension entitlements	Total including pension entitlements 2004	Total excluding pension entitlements 2003	Total including pension entitlements 2003
	(£ thousands)
Chairman (non-executive):
Dudley G. Eustace	190	1	–	191	–	191	190	190

Executive Directors:
Sir Christopher O’Donnell	628	19	257	904	50	954	1,030	1,072
Peter Hooley	339	15	137	491	98	589	586	670

Non-executive Directors:
Dr. Rolf W. H. Stomberg	45	–	–	45	–	45	35	35
Warren D. Knowlton	40	–	–	40	–	40	35	35
Richard De Schutter	35	–	–	35	–	35	35	35
Dr. Pamela J. Kirby	35	–	–	35	–	35	35	35
Brian Larcombe	35	–	–	35	–	35	35	35
Sir Timothy Lankester (to 29 April 2003)	–	–	–	–	–	–	12	12

Total	1,347	35	394	1,776	148	1,924	1,993	2,119

(i)	Includes cash allowances and benefits in kind.

Pensions

	Accrued pension as at 1 Jan 2004	Increase in accrued pension excluding inflation	Accrued pension at 31 Dec 2004	Transfer value of accrued pension at 1 Jan 2004	Directors’ contributions during 2004	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at 31 Dec 2004
		(£ per annum)		(£)	(£)	(£)	(£)
Sir Christopher O’Donnell	195,000	45,000	245,000	2,805,000	31,000	808,000	3,644,000
Peter Hooley	32,000	3,000	36,000	466,000	5,000	79,000	550,000

An amount of £94,000 (2003 — £81,000) was provided under the supplementary unfunded defined contribution arrangement for Peter Hooley, bringing his total benefit under the plan to £494,000 (2003 — £400,000). The increase in the transfer value is as a result of a change in the underlying factor to reflect current market conditions, the unwinding of the previous year’s salary increase within the definition of final pensionable salary, the accrual of an additional one year of service and the increase in pension as a result of the salary increase granted during the year.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation have been paid to past directors.

Directors’ Share Options

	Options 1 Jan 2004		Granted during the year		Exercised	Exercise price	Market price at date of exercise	Profit on exercise	Options 31 Dec 2004	Average exercise price	Range of exercisable dates of options held at 31 Dec 2004
	(Number)		(Number)		(Number)	(p)	(p)	(£)	(Number)	(p)	(Date)
Sir Christopher O’Donnell	170,000	(i)	–		170,000	187.0	514.7	557,090	–	–	–
	–		113,140	(iv)	–	–	–	–	113,140	574.5	5/07-5/14
	3,192	(ii)	–		–	–	–	–	3,192	296.0	11/05-4/06
	531,620	(iii)	118,544	(vi)	344,303	–	517.5	1,781,768	305,861	–	7/03-6/11

Total	704,812		231,684		514,303			2,338,858	422,193

Peter Hooley	167,500	(i)	–		130,000	154.0	481.0	425,100	37,500	193.8	8/98-9/06
	–		60,050	(iv)	–	–	–	–	60,050	574.5	5/07-5/14
	3,349	(ii)	2,404	(v)	3,349	289.2	476.0	6,256	2,404	394.0	11/07-4/08
	337,323	(iii)	92,481	(vii)	–	–	–	–	429,804	–	2/01-6/11

Total	508,172		154,935		133,349			431,356	529,758

(i)	Options granted under Executive Share Option Plans.
(ii)	Options granted under the UK ShareSave schemes.
(iii)	Nil cost options acquired through vesting of LTIP awards.
(iv)	Options granted on 19 May 2004 at an exercise price of 574.5p.
(v)	ShareSave options granted on 22 September 2004 at an exercise price of 394p.
(vi)	Comprises vesting of 2001 LTIP award (110,544 shares) and award of fifth anniversary bonus shares (8,000 shares).
(vii)	Comprises vesting of 2001 LTIP award (69,090 shares) and award of fifth anniversary bonus shares (23,391 shares).

The range in the market price of the Group’s Ordinary Shares during the year was 439p to 614p and the market price at 31 December 2004 was 533p. The total profit on exercise of options during the year was £2,770,214 as set out above (2003 — £162,750: Peter Hooley £162,750).

Long-Term Incentive Plan Awards

	Maximum number of shares awarded at 1 Jan 2004	Awards during the year		Market price	Vested award	Market price at date of award 22 Feb 2001	Market price at date of vesting	Number of shares awarded at 31 Dec 2004	Latest performance period
	(Number)	(Number)		(p)	(Number)	(p)	(p)	(Number)
Sir Christopher O’Donnell	371,032	–		–	110,544	327.0	535.5	260,488	31.12.2006
	–	113,140	(i)	574.5	–	–	–	113,140	31.12.2007

Peter Hooley	218,978	–		–	69,090	327.0	535.5	149,888	31.12.2006
	–	60,050	(i)	574.5	–	–	–	60,050	31.12.2007

(i)	Awards during the year awarded on 19 May 2004 under the 2004 Performance Share Plan. Subject to attainment of performance conditions, a further 50% of the award may vest.

Co-investment Plan Awards

The number of matched shares to be allocated to each Executive Director is subject to the growth in EPSA over a three-year period. Details of the Plan can be found on page 59.

	Shares acquired with maximum allowable net bonus	Matched Shares at 1 x gross bonus	Matched Shares at 2 x gross bonus
Sir Christopher O’Donnell	13,057	22,286	44,572
Peter Hooley	6,979	11,828	23,656

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	28 February 2005 (i)		31 December 2004		1 January 2004
	Shares(ii)	Options	Shares(ii)	Options	Shares(ii)	Options
	(Number)
Dudley G. Eustace	51,064	–	51,064	–	50,295	–
Sir Christopher O’Donnell	178,061	422,193	178,061	422,193	123,543	704,812
Peter Hooley	219,861	529,758	219,861	529,758	129,594	508,172
Brian Larcombe	5,000	–	5,000	–	–	–
Dr. Pamela J. Kirby	8,500	–	3,500	–	–	–
Dr. Rolf W. H. Stomberg	13,014	–	13,014	–	7,024	–
Warren D. Knowlton	27,001	–	27,001	–	18,501	–
Richard De Schutter	250,000	–	250,000	–	200,000	–

(i)	The latest practicable date for this Annual Report.
(ii)	Holdings of the directors together represent less than 0.1% of the Ordinary Share Capital of the Company.

In addition to the above, on 8 March 2005, Sir Christopher O’Donnell will become entitled to 120,879 Ordinary Shares and Peter Hooley to 70,818 Ordinary Shares in respect of the 100% vesting of the 2002 long-term incentive plan award. On 17 February 2005, Dr Pamela Kirby purchased 5,000 Ordinary Shares. There were no other changes in the interests of Directors between 31 December 2004 and 28 February 2005.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

Senior Management Remuneration

For US reporting purposes, it is necessary to provide information on remuneration and interests of directors and members of the Company’s administrative, supervisory or management bodies (‘the senior management’). For the purposes of this disclosure, senior management comprises members of GEC. In respect of the financial year 2004 the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to members of GEC for the periods during which they served in that capacity was £3,760,590, the aggregate increase in accrued pension benefits was £81,000, the aggregate payment to defined contribution schemes was £10,000 and the aggregate amounts provided for under the supplementary schemes was £327,000. During 2004 members of the GEC were granted options over 424,451 shares under the 2004 Share Option Plan, over 3,365 shares and 1,255 ADSs under the employee sharesave schemes and awarded 273,708 shares and 17,582 ADSs in the 2004 Performance Share Plan. As of 28 February 2005 members of the GEC (comprised of nine persons) owned 444,307 shares and 164 ADSs, constituting less than 1% of the issued share capital of the Company. Members of the GEC also held, as of this date, options to purchase 1,978,816 shares; 798,633 shares awarded under the LTIP; and 273,708 shares and 17,582 ADSs awarded under the Performance Share Plan and held 37,552 shares and 1,901 ADSs under the Co-investment Plan.

By order of the Board, 8 March 2005:

Paul Chambers

Secretary

ACCOUNTS

DIRECTORS’ RESPONSIBILITIES FOR THE ACCOUNTS

The directors are responsible for the preparation of the Annual Report, including the remuneration report, in accordance with relevant UK legislation and other UK requirements. As a consequence of the Company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) the directors are responsible for the preparation and filing of an annual report on Form 20-F with the US Securities and Exchange Commission. The directors are required by UK company law to prepare accounts for each financial year that give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the results of the Group for the year. In preparing the accounts, appropriate UK accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable UK accounting standards have been followed. The directors have satisfied themselves from internal forecasts and available bank facilities that the Group continues as a going concern.

The directors are also responsible for the maintenance of the Group’s system of internal financial controls. These are designed to give reasonable assurance that proper procedures exist for the maintenance of adequate accounting records, safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities. To this end, the Company has identified and documented minimum internal financial control standards. Annual budgets are prepared and approved by the directors, and the directors have reserved capital expenditure and treasury authority levels to the Board and its delegated committees. The Group operates a system of regular monthly reporting including revised profit and cash forecasts. Business risks are identified and monitored on a regular basis. The Group operates an internal audit function which monitors the adequacy of internal financial controls and systems and compliance with Group standards. The internal auditor provides a report to the Audit Committee annually and the Audit Committee reviews the operation and effectiveness of internal financial controls and reporting of the Group.

A copy of the Annual Report is placed on the Smith & Nephew website. It should be noted that information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS’ UK REPORT

Independent Auditors’ Report to the Members of Smith & Nephew plc

We have audited the Group’s accounts for the year ended 31 December 2004 which comprise the Group profit and loss account, Group balance sheet, Group cash flow statement, Group statement of total recognised gains and losses, Group reconciliation of movements in shareholders’ funds, parent company balance sheet and the related Notes 1 to 48. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the remuneration report that is described as having been audited.

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

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the accounts, if the Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

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

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and the financial statements and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP

Registered Auditor

London, England

8 March 2005

INDEPENDENT AUDITORS’ US REPORT

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2004 and 2003, and the related Group profit and loss accounts and Group statements of total recognised gains and losses, movements in shareholders’ funds and cash flows for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Smith & Nephew Group as at 31 December 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 39 of Notes to the Group Accounts).

Ernst & Young LLP

London, England

8 March 2005

GROUP PROFIT AND LOSS ACCOUNT

	Years ended 31 December
	2004		2003		2002
	(£ million, except per Ordinary Share amounts)
Turnover — (Note 2)
Continuing operations	1,248.5		1,178.9		1,083.7
Discontinued operations	–		–		26.2

Group turnover	1,248.5		1,178.9		1,109.9
Share of joint venture	165.9		163.9		155.0

	1,414.4		1,342.8		1,264.9

Operating profit — (Notes 2 and 3)
Continuing operations:
Before goodwill amortisation and exceptional items	251.5		220.7		196.0
Goodwill amortisation	(20.5)		(18.5)		(17.5)
Exceptional items — (Note 4)	(80.0)		(22.4)		(29.9)

	151.0		179.8		148.6
Discontinued operations	–		–		2.1

Group operating profit	151.0		179.8		150.7
Share of operating profit of the joint venture before exceptional items	23.8		22.7		19.6
Share of joint venture exceptional items — (Note 4)	–		(2.7)		(2.6)
Share of operating profit of associated undertaking	–		4.8		4.9

	174.8		204.6		172.6
Net profit on disposal of discontinued operations — (Note 5)	–		–		18.0
Net profit on disposal of the associated undertaking — (Note 5)	–		31.5		–

Profit on ordinary activities before interest	174.8		236.1		190.6
Net interest receivable/(payable) — (Note 6)	3.1		(6.0)		(12.7)

Profit on ordinary activities before taxation	177.9		230.1		177.9
Taxation — (Note 9)	(52.7)		(82.0)		(65.8)

Attributable profit for the year (i)	125.2		148.1		112.1
Ordinary dividends — (Note 10)	(47.8)		(46.1)		(44.6)

Retained profit for the year	77.4		102.0		67.5

Basic earnings per Ordinary Share — (Note 11)	13.39	p	15.92	p	12.11	p
Diluted earnings per Ordinary Share — (Note 11)	13.30	p	15.82	p	12.02	p

Earnings before goodwill amortisation and exceptional items:
Profit on ordinary activities before taxation	177.9		230.1		177.9
Continuing operations: goodwill amortisation	20.5		18.5		17.5
Continuing operations: exceptional items	80.0		22.4		29.9
Share of joint venture exceptional items	–		2.7		2.6
Net profit on disposals	–		(31.5)		(18.0)

Profit before taxation, goodwill amortisation and exceptional items	278.4		242.2		209.9
Taxation on profit before goodwill amortisation and exceptional items	(80.7)		(70.2)		(61.6)

Earnings before goodwill amortisation and exceptional items (“Adjusted”) (ii)	197.7		172.0		148.3

Adjusted basic earnings per Ordinary Share	21.14	p	18.49	p	16.02	p
Adjusted diluted earnings per Ordinary Share	21.01	p	18.38	p	15.89	p

(i)	A summary of the adjustments to attributable profit for the financial year that would be required had accounting principles generally accepted in the US been applied rather than those generally accepted in the UK is set out in Note 39 of the Notes to the Group Accounts.
(ii)	In order to provide a trend measure of underlying performance, profit before taxation is adjusted to exclude goodwill amortisation and exceptional items and earnings per share has been recalculated.

GROUP BALANCE SHEET

	At 31 December
	2004	2004	2003	2003
	(£ million)
Fixed assets:
Intangible assets — (Note 12)		332.2		269.4
Tangible assets — (Note 13)		282.5		257.6
Investments — (Note 14)		4.9		5.0
Investment in joint venture — (Note 15):
Goodwill	69.5		70.7
Share of gross assets	113.4		104.8
Share of gross liabilities	(61.9)		(53.9)

		121.0		121.6

		740.6		653.6

Current assets:
Stocks — (Note 17)	284.9		230.6
Debtors — (Note 18)	361.8		334.5
Cash and bank — (Note 19)	32.6		26.0

	679.3		591.1

Creditors: amounts falling due within one year:
Borrowings — (Note 19)	31.9		96.9
Other creditors — (Note 21)	377.9		308.4

	409.8		405.3

Net current assets		269.5		185.8

Total assets less current liabilities		1,010.1		839.4

Creditors: falling due after more than one year:
Borrowings — (Note 19)	144.3		99.6
Other creditors — (Note 21)	15.8		8.8
Provisions for liabilities and charges — (Note 22)	123.0		90.2

		283.1		198.6

		727.0		640.8

Equity capital and reserves
Shareholders’ funds:
Called up equity share capital — (Note 23)		114.5		114.1
Share premium account — (Note 26)		159.6		152.0
Profit and loss account — (Note 26)		457.1		376.8
Own shares — (Note 27)		(4.2)		(2.1)

Shareholders’ funds (i)		727.0		640.8

Approved by the Board on 8 March 2005.

Dudley Eustace Chairman Christopher O’Donnell Chief Executive Peter Hooley Finance Director

(i)	A summary of the adjustments to shareholders’ funds that would be required had accounting principles generally accepted in the US been applied rather than those generally accepted in the UK is set out in Note 39 of the Notes to the Group Accounts.

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2004	2003	2002
	(£ million)
Net cash inflow from operating activities — (Note 28)	226.6	214.5	211.0

Dividends received from joint venture	14.1	6.8	3.9

Returns on investments and servicing of finance:
Interest received	13.9	11.0	6.6
Interest paid	(9.4)	(14.8)	(16.8)

Net cash outflow from returns on investments and servicing of finance	4.5	(3.8)	(10.2)

Taxation paid	(37.9)	(52.2)	(52.3)

	207.3	165.3	152.4

Capital expenditure and financial investment:
Capital expenditure	(102.0)	(73.2)	(85.2)
Disposal of fixed assets	1.2	2.4	1.1
Trade investments	(0.3)	(0.6)	(1.3)

	(101.1)	(71.4)	(85.4)

Acquisitions and disposals:
Acquisitions (net of Loan Notes issued of £50.3m in 2004)	(36.7)	(4.3)	(245.4)
Cash acquired on acquisition of MMT (ORATEC in 2002)	1.8	–	39.1
Disposals	–	–	71.8
Disposal of associated undertaking	–	52.4	–
Debt repaid by the joint venture	–	–	5.7

	(34.9)	48.1	(128.8)

Equity dividends paid	(46.7)	(45.1)	(43.5)

Cash inflow/(outflow) before use of liquid resources and financing	24.6	96.9	(105.3)

Financing:
Issue of ordinary share capital	8.0	8.5	6.1
(Decrease)/increase in borrowings due within one year — (Note 28)	(61.9)	(47.4)	70.6
Increase/(decrease) in borrowings due after one year — (Note 28)	1.3	(52.9)	18.1
Settlement of currency swaps — (Note 28)	39.8	–	–
Own shares purchased	(4.1)	(1.3)	(2.4)

Net cash (outflow)/inflow from financing	(16.9)	(93.1)	92.4

Increase/(decrease) in cash net of overdrafts — (Note 28)	7.7	3.8	(12.9)

(i)	The significant differences between the cash flow statement presented above and that required under accounting principles generally accepted in the US are set out in Note 39 of Notes to the Group Accounts.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Years Ended 31 December
	2004	2003	2002
	(£ million)
Attributable profit for the financial year (i)	125.2	148.1	112.1
Translation differences on foreign currency net investments	3.2	3.8	9.1

Total recognised gains and losses relating to the year	128.4	151.9	121.2

(i)	Included in the attributable profit for the financial year is £15.5m (2003 — £12.5m, 2002 — £10.3m) profit relating to the joint venture and nil (2003 — £2.8m, 2002 — £3.0m) profit relating to the associated undertaking.

(ii)	The statement of comprehensive income required under accounting principles generally accepted in the US is set out in Note 39 of Notes to the Group Accounts.

GROUP RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Years Ended 31 December
	2004	2003	2002
	(£ million)
Attributable profit for the financial year	125.2	148.1	112.1
Dividends	(47.8)	(46.1)	(44.6)

Retained profit for the year	77.4	102.0	67.5
Translation differences on foreign currency net investments	3.2	3.8	9.1
Goodwill on disposals	–	8.2	30.0
Share based expense recognised in the profit and loss account	1.7	2.7	1.6
Cost of own shares purchased (Note 27)	(4.1)	(1.3)	(2.4)
Issue of shares	8.0	8.5	8.4
Movements relating to the QUEST (Note 24)	–	–	(2.3)

Net addition to shareholders’ funds	86.2	123.9	111.9
Opening shareholders’ funds	640.8	516.9	405.0

Closing shareholders’ funds	727.0	640.8	516.9

NOTES TO THE GROUP ACCOUNTS

1.	Accounting Policies

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards and include the disclosures required by Financial Reporting Standard 17 (“FRS 17”).

In applying these policies management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and all the subsidiaries and associated undertakings for the periods during which they were members of the Group. In these financial statements, “Group” means the Company and all its subsidiaries.

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

Turnover

Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Turnover from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to, or services performed for, customers except that sales of stock located at customer premises and available for customers immediate use are recognised as soon as notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and other allowances are deducted from turnover. Other turnover is recorded as earned or as services are performed.

Foreign Currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into Sterling at the year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at the average rates for the year.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges with the hedged transaction recorded at the rate implicit in the contract. Changes in the fair value of these forward contracts are recognised in the profit and loss account on the ultimate sale of the item purchased.

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

Intangible Fixed Assets

Prior to 1 January 1998, goodwill representing the excess of purchase consideration over fair value of net assets acquired was set-off against reserves in the year of acquisition. Goodwill acquired since 31 December 1997 and other acquired intangibles are capitalised and amortised on a straight line basis over their estimated useful economic lives, between 3 and 20 years, except for goodwill arising on the formation of the BSN Medical joint venture and acquisition of the Group’s share of the AbilityOne associated undertaking, which is not amortised but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act 1985 of Great Britain (the “Companies Act”) to amortise goodwill, is adopted in order to show a true and fair view (See Note 15 and Note 16). Where applicable, goodwill previously set-off against reserves is deducted in the calculation of gains on disposal.

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

Advertising Costs

Expenditure on advertising costs is written off as incurred.

Tangible Fixed Assets

Tangible fixed assets are stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

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

Financial Instruments

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into Sterling at year-end exchange rates. Changes in the principal values of currency swaps are matched in reserves against changes in the values of the related assets. The fixed rate element of currency swaps and interest rate swaps transacted to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate hedges are recognised against interest in the period relating to the hedge.

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

Post-Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, in accordance with SSAP 24, costs are charged to operating profit so as to spread the expense of providing future pensions to employees over their working lives with the Group. For defined contribution plans, contributions are charged to operating profit as they become payable. Where the Group provides healthcare benefits after retirement, the expected cost of these is charged to operating profit over the employees’ working lives with the Group.

Contingencies and Provisions

In the normal course of business the Group is involved in numerous legal disputes. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties legal and associated expenses are charged to profit and loss account as incurred.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is deemed probable that a tax charge will arise and the amount can be reasonably estimated.

2(a).	Segmental Analysis — Information Required under UK GAAP

	2004	2003	2002
	(£ million)
Group turnover by business segment
Orthopaedics	588.7	525.4	470.2
Endoscopy	304.8	300.0	291.8
Advanced wound management	355.0	353.5	321.7

Continuing operations	1,248.5	1,178.9	1,083.7
Discontinued operations	–	–	26.2

	1,248.5	1,178.9	1,109.9

Discontinued operations in 2002 comprise the results of the rehabilitation business up until its disposal in March 2002.

2(a).	Segmental Analysis — Information Required under UK GAAP — (continued)

	2004	2003	2002
	(£ million)
Group turnover by geographic origin
United Kingdom	242.4	196.9	179.6
Continental Europe	313.7	302.4	250.7
United States	745.2	723.5	702.1
Other America	35.4	33.4	28.6
Africa, Asia and Australasia	177.9	166.5	144.3

Continuing operations	1,514.6	1,422.7	1,305.3
Discontinued operations	–	–	26.2

	1,514.6	1,422.7	1,331.5
Less: intragroup sales	(266.1)	(243.8)	(221.6)

	1,248.5	1,178.9	1,109.9

Group turnover by geographic market
United Kingdom	122.5	98.7	87.3
Continental Europe	287.2	271.2	231.4
United States	608.5	595.6	579.4
Other America	41.0	36.7	31.1
Africa, Asia and Australasia	189.3	176.7	154.5

Continuing operations	1,248.5	1,178.9	1,083.7
Discontinued operations	–	–	26.2

	1,248.5	1,178.9	1,109.9

Group operating profit by business segment
Orthopaedics	138.6	118.7	98.2
Endoscopy	61.8	59.5	53.8
Advanced wound management	51.1	42.5	44.0
Amortisation of goodwill	(20.5)	(18.5)	(17.5)
Exceptional items	(80.0)	(22.4)	(29.9)

Continuing operations	151.0	179.8	148.6
Discontinued operations	–	–	2.1

	151.0	179.8	150.7

Items between Group operating profit of £151.0m (2003 — £179.8m, 2002 — £150.7m) and profit on ordinary activities before taxation of £177.9m (2003 — £230.1m, 2002 — £177.9m) comprise share of operating profit of the joint venture £23.8m (2003 — £20.0m, 2002 — £17.0m), share of operating profit of the associated undertaking of nil (2003 — £4.8m, 2002 — £4.9m), net profit on disposals of nil (2003 — £31.5m, 2002 — £18.0m) and net interest receivable of £3.1m (2003 — £6.0m payable, 2002 — £12.7m payable) which are not allocated segmentally.

Exceptional costs are allocated as follows: Orthopaedics £80.0m (2003 — £17.6m, 2002 — £0.8m), Endoscopy nil (2003 — £4.8 m, 2002 — £7.6m) and Advanced wound management nil (2003 — nil, 2002 — £21.5m). Amortisation of goodwill of £20.5m (2003 — £18.5m, 2002 — £17.5m) arose as follows: Orthopaedics £6.8m (2003 — £4.1m, 2002 — £4.7m), Endoscopy £7.8m (2003 — £8.5m, 2002 — £7.1m) and Advanced wound management £5.9m (2003 — £5.9m, 2002 — £5.7m).

2(a). Segmental Analysis — Information Required under UK GAAP — (continued)

	2004	2003	2002
	(£ million)
Group operating profit by geographic origin
United Kingdom	45.0	26.7	21.7
Continental Europe	49.1	35.3	21.1
United States	126.7	131.5	129.8
Other America	2.6	1.1	(0.7)
Africa, Asia and Australasia	28.1	26.1	24.1
Amortisation of goodwill	(20.5)	(18.5)	(17.5)
Exceptional items	(80.0)	(22.4)	(29.9)

Continuing operations	151.0	179.8	148.6
Discontinued operations	–	–	2.1

	151.0	179.8	150.7

Exceptional costs of £80.0m in 2004 arose as follows: £0.6m in Continental Europe, £74.1m in the United States and £5.3m in Africa, Asia and Australasia (2003 — £22.4m: United Kingdom £17.6m and United States £4.8m, 2002 — £29.9m: United Kingdom £1.5m, Continental Europe £2.4m, United States £25.8m, Other America £0.1m and Africa, Asia and Australasia £0.1m).

Amortisation of goodwill of £20.5m (2003 — £18.5m, 2002 — £17.5m) arose as follows: £5.4m (2003 — £1.3m, 2002 — £1.2m) in the United Kingdom, £2.5m (2003 — £2.6m, 2002 — £2.1m) in Continental Europe, £12.2m (2003 — £14.1m, 2002 — £13.7m) in the United States and £0.4m (2003 — £0.5m, 2002 — £0.5m) in Africa, Asia and Australasia.

	2004	2003	2002
	(£ million)
Group operating assets by business segment
Orthopaedics	386.1	319.7	309.6
Endoscopy	236.6	248.9	275.0
Advanced wound management	256.9	233.5	222.5

Continuing operations	879.6	802.1	807.1

Group operating assets by geographic origin
United Kingdom	244.1	161.6	153.2
Continental Europe	84.7	72.4	70.6
United States	461.2	487.6	511.3
Other America	16.7	14.2	13.0
Africa, Asia and Australasia	72.9	66.3	59.0

Continuing operations	879.6	802.1	807.1

Operating assets reconcile to net assets as follows:

	2004	2003	2002
	(£ million)
Operating assets	879.6	802.1	807.1
Investment in the joint venture	121.0	121.6	115.0
Investment in the associated undertaking	–	–	8.5
Net debt	(112.0)	(127.1)	(276.9)
Current taxation creditor	(105.8)	(69.4)	(56.9)
Deferred taxation debtor	6.3	4.4	4.0
Provision for deferred taxation	(32.1)	(61.9)	(56.0)
Ordinary share dividends	(30.0)	(28.9)	(27.9)

Net assets	727.0	640.8	516.9

2(b).	Segmental Analysis — Information Required under US GAAP

The following business and geographic segmental information is required by SFAS 131 — Disclosures about Segments of an Enterprise and Related Information and has been derived from the Group’s management reports.

Group management reviews and monitors business unit performance by use of key performance indicators which differ in certain respects from the way results are reported in the Group Accounts which are determined by UK GAAP and US GAAP.

Business units report sales of continuing operations only and at constant rates of exchange throughout a particular year. The effects of currency movements are excluded by setting at the beginning of each year exchange rates which remain constant throughout the year. These are termed the Management Rates (“MR”) for the year. These are reset each year and prior year comparative data re-translated to the new rates. Additional sales brought in by acquisitions, for which there are no prior year comparatives, are excluded from the calculation of underlying sales growth which is management’s key indicator of sales performance. In the tables below, underlying sales growth can be calculated by dividing current year turnover at MR by comparative prior year turnover at MR.

Business units report operating profit of continuing operations before goodwill amortisation and exceptional items and at constant rates of exchange during the year.

Management believes the Group’s internal reporting measures are the most appropriate since they focus on underlying business performance and exclude the distorting effects of exchange rate translation and non-operating items. These measures are used in financial reporting, budgets, planning and incentive plans.

Results in the Group Accounts are reported at the average rates for each year (“AR”) (See Note 1 and Note 29).

	Orthopaedics	Endoscopy	Advanced wound management	Continuing Operations
	(£ million)
Turnover by business segment
2004:
Turnover at 2004 MR	585.7	313.4	363.8	1,262.9
Adjustment for 2004 acquisitions	20.0	–	–	20.0
Exchange difference	(17.0)	(8.6)	(8.8)	(34.4)

Turnover at 2004 AR	588.7	304.8	355.0	1,248.5

2003:
Turnover at 2004 MR	499.3	286.3	347.4	1,133.0
Exchange difference	26.1	13.7	6.1	45.9

Turnover at 2003 AR	525.4	300.0	353.5	1,178.9

2003:
Turnover at 2003 MR	524.1	291.7	345.3	1,161.1
Adjustments for 2002 acquisitions	–	6.9	–	6.9
Exchange difference	1.3	1.4	8.2	10.9

Turnover at 2003 AR	525.4	300.0	353.5	1,178.9

2002:
Turnover at 2003 MR	451.0	281.0	316.8	1,048.8
Exchange difference	19.2	10.8	4.9	34.9

Turnover at 2002 AR	470.2	291.8	321.7	1,083.7

2(b).	Segmental Analysis — Information Required under US GAAP — (continued)

	Europe(i)	US	Africa, Asia, Australasia and Other America	Continuing Operations
	(£ million)
Turnover by geographic region
2004:
Turnover at 2004 MR	404.5	626.0	232.4	1,262.9
Adjustment for 2004 acquisitions	15.4	–	4.6	20.0
Exchange difference	(10.2)	(17.5)	(6.7)	(34.4)

Turnover at 2004 AR	409.7	608.5	230.3	1,248.5

2003:
Turnover at 2004 MR	373.9	547.6	211.5	1,133.0
Exchange difference	(4.0)	48.0	1.9	45.9

Turnover at 2003 AR	369.9	595.6	213.4	1,178.9

2003:
Turnover at 2003 MR	356.2	601.6	203.3	1,161.1
Adjustment for 2002 acquisitions	–	6.9	–	6.9
Exchange differences	13.7	(12.9)	10.1	10.9

Turnover at 2003 AR	369.9	595.6	213.4	1,178.9

2002:
Turnover at 2003 MR	323.7	543.7	181.4	1,048.8
Exchange difference	(5.0)	35.7	4.2	34.9

Turnover at 2002 AR	318.7	579.4	185.6	1,083.7

(i)	Europe comprises Continental Europe and the UK.

	Orthopaedics	Endoscopy	Advanced wound management	Continuing Operations
	(£ million)
Operating profit by business segment
2004:
Operating profit at 2004 MR	142.7	63.5	51.9	258.1
Exchange difference	(4.1)	(1.7)	(0.8)	(6.6)

Operating profit at 2004 AR	138.6	61.8	51.1	251.5

2003:
Operating profit at 2004 MR	111.3	56.4	43.1	210.8
Exchange difference	7.4	3.1	(0.6)	9.9

Operating profit at 2003 AR	118.7	59.5	42.5	220.7

2003:
Operating profit at 2003 MR	119.7	60.0	40.9	220.6
Exchange difference	(1.0)	(0.5)	1.6	0.1

Operating profit at 2003 AR	118.7	59.5	42.5	220.7

2002:
Operating profit at 2003 MR	93.8	51.6	43.5	188.9
Exchange difference	4.4	2.2	0.5	7.1

Operating profit at 2002 AR	98.2	53.8	44.0	196.0

2(b).	Segmental Analysis — Information Required under US GAAP — (continued)

	2004	2003	2002
	(£ million)
Capital expenditure by business segment
Orthopaedics	70.7	42.0	47.4
Endoscopy	15.6	14.8	17.2
Advanced wound management	15.7	16.4	20.4

Continuing operations	102.0	73.2	85.0
Discontinued operations	–	–	0.2

	102.0	73.2	85.2

Capital expenditure comprises additions of tangible and intangible fixed assets. In addition, in 2004, £0.3m of additions to trade investments related to Orthopaedics (2003 — £0.6m, 2002 — £1.3m).

Depreciation and amortisation by business segment
Orthopaedics	45.6	36.7	35.5
Endoscopy	19.7	22.5	19.8
Advanced wound management	19.3	19.1	18.3

Continuing operations	84.6	78.3	73.6
Discontinued operations	–	–	0.6

	84.6	78.3	74.2

Amounts comprise depreciation of tangible fixed assets and amortisation of other intangible fixed assets and goodwill as follows:

Depreciation of tangible fixed assets	58.4	54.8	51.6
Amortisation of other intangible fixed assets	5.7	5.0	5.1

	64.1	59.8	56.7
Amortisation of goodwill	20.5	18.5	17.5

	84.6	78.3	74.2

Long lived assets by geographic origin
United Kingdom	213.1	141.6	143.4
Continental Europe	30.8	25.2	23.8
United States	336.1	339.5	387.2
Other America	3.3	3.2	3.2
Africa, Asia and Australasia	36.3	22.5	20.4

Long lived assets	619.6	532.0	578.0

Long lived assets comprise tangible and intangible fixed assets and investments.

3.	Operating Profit

	Continuing operations
	2004	2003
	(£ million)
Turnover	1,248.5	1,178.9
Cost of sales	(334.8)	(345.1)

Gross profit	913.7	833.8
Marketing, selling and distribution	(476.8)	(440.1)
Administration	(134.0)	(125.5)
Research and development	(66.4)	(66.8)
BSN agency and management fees	15.0	19.3
Amortisation of goodwill	(20.5)	(18.5)
Exceptional items	(80.0)	(22.4)

Group operating profit	151.0	179.8

Exceptional items of £80.0m were incurred as follows: administration £80.0m (2003 — £22.4m cost of sales £4.8m and administration £17.6m).

	2002
	Continuing operations	Discontinued operations	Total
	(£ million)
Turnover	1,083.7	26.2	1,109.9
Cost of sales	(313.6)	(16.3)	(329.9)

Gross profit	770.1	9.9	780.0
Marketing, selling and distribution	(408.5)	(5.6)	(414.1)
Administration	(125.0)	(2.1)	(127.1)
Research and development	(61.2)	(0.1)	(61.3)
BSN agency and management fees	20.6	–	20.6
Amortisation of goodwill	(17.5)	–	(17.5)
Exceptional items	(29.9)	–	(29.9)

Group operating profit	148.6	2.1	150.7

Exceptional items of £29.9m were incurred as follows: cost of sales £2.8m, marketing, selling and distribution £2.5m, administration £22.6m and research and development £2.0m.

Operating profit is stated after charging the following items:

	2004	2003	2002
	(£ million)
Amortisation of other intangible fixed assets	5.7	5.0	5.1
Depreciation of tangible fixed assets	58.4	54.8	51.6
Loss on sale of fixed assets	2.6	1.9	2.7
Operating lease rentals for land and buildings	11.4	11.2	11.0
Operating lease rentals for other assets	11.7	10.9	9.8
Advertising costs	18.7	18.9	15.1

4.	Exceptional Items

In 2004, the operating exceptional item within continuing operations of £80.0m represents provision of £13.4m for the amount due from excess layer insurers who have declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of £66.6m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable (see Note 32).

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

4.	Exceptional Items — (continued)

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

In 2003, net cash consideration of £52.4m was received on the disposal of the 21.5% equity interest in AbilityOne Corporation (AbilityOne) to Patterson Dental Inc. A net profit of £31.5m arose after writing off £8.2m of acquisition goodwill previously set-off against reserves and £1.1m of adjustments in respect of previous disposals.

In 2002, a net profit of £17.2m arose on the disposal of the rehabilitation business for a net cash consideration of £71.3m and a 21.5% equity interest in AbilityOne. The net profit consists of a gain of £47.2m less £30.0m of acquisition goodwill previously set-off against reserves. In addition, a net gain of £0.8m arose on adjustments in respect of previous disposals.

6.	Interest

	2004	2003	2002
	(£ million)
Interest payable:
Bank borrowings	(6.4)	(14.2)	(16.2)
Other	(1.1)	(0.6)	(0.6)
Loan Notes	(1.9)	–	–

	(9.4)	(14.8)	(16.8)
Interest receivable	13.9	11.0	6.6
Share of joint venture’s net interest payable	(1.4)	(1.5)	(1.6)
Share of associated undertaking’s net interest payable	–	(0.7)	(0.9)

Net interest receivable/(payable)	3.1	(6.0)	(12.7)

Interest payable on currency swaps of £14.6m (2003 — £18.5m, 2002 — £23.3m) has been set off against interest receivable.

7.	Employees

The average number of employees during the year was:

	2004	2003	2002
	(Number)
United Kingdom	1,679	1,600	1,740
Continental Europe	1,374	1,317	1,279
United States	3,437	3,177	3,090
Other America	190	200	201
Africa, Asia and Australasia	1,186	1,157	1,196

	7,866	7,451	7,506

Staff costs during the year amounted to:

	2004	2003	2002
	(£ million)
Wages and salaries	265.8	260.0	261.1
Social security costs	28.9	27.2	25.1
Other pension costs — (Note 33)	25.4	21.6	14.3

	320.1	308.8	300.5

Of the other pension costs £18.8m (2003 — £16.9m, 2002 — £11.0m) relates to defined benefit plans and £6.6m (2003 — £4.7m, 2002 — £3.3m) relates to defined contribution plans.

8.	Directors’ Emoluments

Aggregate emoluments of the directors, including pension entitlements of £148,000 (2003 — £126,000, 2002 — £106,000), were £1,924,000 (2003 — £2,119,000, 2002 — £1,823,000). The emoluments of the highest paid director excluding pension entitlement were £904,000 (2003 — £1,030,000, 2002 — £856,000). Two (2003 — two) directors get defined benefit pension entitlements, the accrued pension of the highest paid director at the end of the year was £245,000 (2003 — £195,000, 2002 — £153,000).

Information concerning individual directors’ emoluments, pension entitlements, shareholdings and share options is shown in the “Remuneration Report”.

9.	Taxation

	2004	2003	2002
	(£ million)
Current taxation:
UK corporation tax at 30% (2003 — 30%, 2002 — 30%)	19.9	6.8	8.9
UK adjustments in respect of prior years	(4.8)	0.5	(2.3)

	15.1	7.3	6.6

Overseas tax	57.2	53.9	38.5
Overseas adjustments in respect of prior years	(3.7)	3.6	(3.0)

	53.5	57.5	35.5

Share of joint venture’s tax charge	6.4	6.0	4.5
Share of associated undertaking’s tax charge	–	1.3	1.0

Total current taxation	75.0	72.1	47.6

Deferred taxation:
Origination and reversal of timing differences	(23.7)	17.1	14.6
Adjustments to estimated amounts arising in prior periods	0.9	(7.2)	3.0
Share of joint venture’s deferred taxation	0.5	–	0.6

Total deferred taxation	(22.3)	9.9	18.2

	52.7	82.0	65.8

The tax charge was reduced by £28.0m in 2004 as a consequence of the exceptional item relating to the denial of insurance coverage for macrotextured knee revisions, resulting in a tax charge on profit before exceptional items of £80.7m.

In 2003, the tax charge was reduced by £4.3m of which £0.8m arose in the joint venture, as a consequence of the exceptional costs relating to the rationalisation and acquisition integration costs and the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG and increased by £16.1m as a result of the exceptional profit on disposal of the associated undertaking, resulting in a tax charge on profits before exceptional items of £70.2m.

In 2002, the tax charge was reduced by £12.7m of which £0.6m arose in the joint venture, as a consequence of the exceptional costs of the write-off of the Advanced Tissue Sciences, Inc., investment and rationalisation and acquisition integration costs and increased by £16.9m as a result of the exceptional profit on disposal, resulting in a tax charge on profits before exceptional items of £61.6m.

9.	Taxation — (continued)

The standard rate of tax for the year is based on the United Kingdom standard rate of corporation tax of 30% (2003 — 30%, 2002 — 30%). The current and total tax charges differ from the standard rate as follows:

	2004	2003	2002
		(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	(0.1)	(4.0)	3.1
Prior year items	(4.8)	1.8	(3.0)
Overseas income taxed at other than UK standard rate	4.5	7.8	6.9
Fixed asset timing differences	(4.1)	(2.7)	(3.3)
Tax relief on the macrotextured exceptional item	15.7	–	–
Other timing differences	1.0	(1.6)	(6.9)

Effective total current tax rate	42.2	31.3	26.8
Fixed asset timing differences	4.1	2.7	3.3
Tax relief on the macrotextured exceptional item	(15.7)	–	–
Other timing differences	(1.0)	1.6	6.9

Total tax rate	29.6	35.6	37.0

Factors that may Affect Future Total Tax Charges

Tax rates on the Group’s overseas profits are generally higher than the UK corporation tax rate so changes in the proportion of profits earned overseas will affect the Group’s effective tax rate over time. The current tax charge may also be affected by differences between tax allowances and book depreciation.

No deferred tax is recognised on unremitted earnings of overseas subsidiaries and joint ventures. No significant additional tax charges are expected to arise on amounts that are planned to be remitted in the foreseeable future.

No provision has been made for deferred tax on gains recognised on the sale of assets where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided is £35.8m (2003 — £31.4m, 2002 — £31.4m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

10.	Dividends

	2004	2003	2002
	(£ million)
Ordinary interim of 1.90p (2003 — 1.85p, 2002 — 1.80p) paid 12 November 2004	17.8	17.2	16.7
Ordinary final of 3.20p (2003 — 3.10p, 2002 — 3.00p) payable 13 May 2005	30.0	28.9	27.9

	47.8	46.1	44.6

In addition, in 2003 non-equity preference dividends of £14,000 were paid (2002 — £15,000).

11.	Earnings per Ordinary Share

The calculation of basic earnings per Ordinary Share of 13.39p (2003 — 15.92p, 2002 — 12.11p) is based on profit on ordinary activities after taxation and preference dividends of £125.2m (2003 — £148.1m, 2002 — £112.1m) and on 935m Ordinary Shares (2003 — 930m, 2002 — 926m) being the weighted average number of shares in issue during the year. The calculation of diluted earnings per Ordinary Share of 13.30p (2003 — 15.82p, 2002 — 12.02p) is based on the diluted weighted average number of shares which is calculated as follows:

	2004	2003	2002
	(Shares million)
Basic weighted average number of shares	935	930	926
Weighted average number of shares under option	18	19	19
Number of shares that would have been issued at fair value	(12)	(13)	(12)

Diluted weighted average number of shares	941	936	933

12.	Intangible Fixed Assets

	Goodwill	Other	Total
	(£ million)
Cost
At 1 January 2003	317.9	52.3	370.2
Exchange adjustment	(19.8)	(4.7)	(24.5)
Fair value adjustments	2.4	(1.7)	0.7
Acquisitions	0.1	0.3	0.4
Additions	–	1.5	1.5
Write back of deferred consideration — (Note 30)	(8.5)	–	(8.5)

At 31 December 2003	292.1	47.7	339.8
Exchange adjustment	(14.4)	(3.1)	(17.5)
Acquisitions	92.2	2.7	94.9
Additions	–	7.4	7.4
Disposals	–	(1.2)	(1.2)

At 31 December 2004	369.9	53.5	423.4

Amortisation
At 1 January 2003	35.4	17.6	53.0
Exchange adjustment	(2.6)	(2.2)	(4.8)
Charge for the year	18.5	5.0	23.5
Write back of deferred consideration — (Note 30)	(1.3)	–	(1.3)

At 31 December 2003	50.0	20.4	70.4
Exchange adjustment	(2.7)	(1.5)	(4.2)
Charge for the year	20.5	5.7	26.2
Disposals	–	(1.2)	(1.2)

At 31 December 2004	67.8	23.4	91.2

Net book amounts
At 31 December 2004	302.1	30.1	332.2

At 31 December 2003	242.1	27.3	269.4

13.	Tangible Fixed Assets

	Land and buildings		Plant and equipment	In course of construction	Total
	Freehold	Leasehold
	(£ million)
Cost
At 1 January 2003	60.8	10.0	462.9	30.3	564.0
Exchange adjustment	(4.2)	(0.3)	(22.0)	(1.5)	(28.0)
Acquisitions	–	–	0.3	–	0.3
Additions	0.3	0.3	45.3	25.8	71.7
Disposals	(1.4)	(0.2)	(23.4)	–	(25.0)
Transfers	12.5	–	24.8	(37.3)	–

At 31 December 2003	68.0	9.8	487.9	17.3	583.0
Exchange adjustment	(3.1)	(0.3)	(17.9)	(0.6)	(21.9)
Acquisitions	–	–	2.5	–	2.5
Additions	0.7	1.2	66.1	26.6	94.6
Disposals	(0.3)	(1.1)	(30.4)	(0.2)	(32.0)
Transfers	4.4	–	18.2	(22.6)	–

At 31 December 2004	69.7	9.6	526.4	20.5	626.2

Depreciation
At 1 January 2003	11.6	3.9	292.7	–	308.2
Exchange adjustment	(0.9)	(0.2)	(15.8)	–	(16.9)
Charge for the year	1.8	0.5	52.5	–	54.8
Disposals	(0.2)	(0.2)	(20.3)	–	(20.7)

At 31 December 2003	12.3	4.0	309.1	–	325.4
Exchange adjustment	(0.5)	(0.2)	(11.2)	–	(11.9)
Charge for the year	2.6	0.4	55.4	–	58.4
Disposals	(0.2)	(0.8)	(27.2)	–	(28.2)

At 31 December 2004	14.2	3.4	326.1	–	343.7

Net book amounts
At 31 December 2004	55.5	6.2	200.3	20.5	282.5

At 31 December 2003	55.7	5.8	178.8	17.3	257.6

Fixed assets include land with a cost of £6.0m (2003 — £5.9m) that is not subject to depreciation. The net book value of leases with less than 50 years to run amounted to £6.2m (2003 — £5.8m). Included in the amounts above are assets held under finance leases with a net book amount of £2.8m (2003 — £3.0m). There were no properties for resale in 2004 or 2003.

14.	Investments

	2004	2003
	(£ million)
At 1 January	5.0	5.0
Exchange adjustment	(0.4)	(0.6)
Additions	0.3	0.6

At 31 December	4.9	5.0

The balance is stated at cost.

Investments represent trade investments and are US Dollar denominated. There is no material difference between the fair value and the carrying value.

15.	Investment in Joint Venture (BSN Medical)

	2004	2003
	(£ million)
At 1 January	121.6	115.0
Retained profit for the financial year	1.4	5.7
Exchange adjustment	(2.0)	0.9

At 31 December	121.0	121.6

The investment in joint venture is represented by:

	2004	2003
	(£ million)
Share of gross assets:
Fixed	40.9	28.4
Current	72.5	76.4
Share of gross liabilities:
Due within one year	(57.4)	(49.2)
Due after one year	(4.5)	(4.7)

	51.5	50.9
Goodwill	69.5	70.7

	121.0	121.6

Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the Group. It operates in a mature sector of the medical devices industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortised over 20 years, the Group’s operating profit would have been lower by £3.4m (2003 — £3.6m, 2002 — £3.2m) and the investment in the joint venture would have been lower by £12.8m (2003 — £9.4m).

16.	Investment in Associated Undertaking (AbilityOne)

(£ million)
At 1 January 2003	8.5
Exchange adjustment	0.3
Retained profit for the financial year	2.8
Disposals	(11.6)

At 31 December 2003	–

The investment was disposed of in September 2003.

Goodwill in the associated undertaking was considered to have an indefinite useful economic life and to be capable of separate measurement since the associated undertaking operated independently of the Group. It operated in the rehabilitation industry, had high market shares, and long product life cycles. Significant barriers to entry existed in terms of breadth of the product range, sales force size, physical distribution capabilities, key customer and professional relationships and market reputation. If the goodwill had been amortised over 20 years, operating profit would have been lower in 2003 by £0.6m and the profit on disposal of the associated undertaking would have been higher by £1.2m.

17.	Stocks

	2004	2003
	(£ million)
Raw materials and consumables	41.0	37.8
Work-in-progress	15.5	10.3
Finished goods and goods for resale	228.4	182.5

	284.9	230.6

18.	Debtors

	2004	2003
	(£ million)
Amounts falling due within one year:
Trade and other debtors — gross debts	292.7	265.9
Less: non-returnable proceeds	(19.2)	(19.9)

Trade and other debtors — net	273.5	246.0
Amounts owed by joint venture	1.5	2.4
Prepayments and accrued income	23.2	20.3
Debit balances on currency swaps	22.0	31.4

	320.2	300.1
Amounts falling due after more than one year:
Deferred taxation	6.3	4.4
Pension prepayments — (Note 33)	9.7	7.1
Other debtors	1.2	1.5
Debit balances on currency swaps	24.4	21.4

	361.8	334.5

The Group utilises a debt factoring facility in Italy. The finance provider’s agreement states that it cannot seek recourse in any form from the Group in the event of non-payment by the debtors. The Group is not obliged, and does not intend, to support any such losses. The gross amount of trade debtors factored without recourse is £19.2m (2003 — £19.9m). £0.9m (2003 — £0.9m) of factoring charges were recognised in the period.

Trade and other debtors are stated after deducting provisions for bad and doubtful debts of £7.3m (2003 — £7.3m) and a provision for declined macrotextured insurance recoveries of £13.4m.

Deferred tax assets of £6.3m (2003 — £4.4m) represent recoverable short-term timing differences. Other debtors falling due after more than one year are non-interest bearing and denominated in various currencies. The fair value of these debtors is the same as book value.

19.	Borrowings

	2004	2003
	(£ million)
Borrowings:
Due within one year or on demand	31.9	96.9
Due after one year	144.3	99.6

	176.2	196.5

Cash and bank	(32.6)	(26.0)
Debit balances on currency swaps	(46.4)	(52.8)
Credit balances on currency swaps	14.8	9.4

Net debt	112.0	127.1

Borrowings are analysed as follows:

Bank loans and overdrafts	124.1	195.2
Loan Notes	50.3	–
Other loans wholly repayable within five years	1.8	1.3

	176.2	196.5

Borrowings are repayable as follows:

Within one year or on demand:
Bank loans and overdrafts	30.4	96.4
Other loans	1.5	0.5

Total within one year or on demand	31.9	96.9

After one year:
Bank loans and overdrafts
after one and within two years	–	25.6
after three and within four years	–	73.2
after four and within five years	93.7	–

	93.7	98.8
Other loans:
after one and within two years	0.2	0.4
after two and within three years	0.1	0.2
after three and within four years	–	0.1
after four and within five years	–	0.1

	0.3	0.8
Loan Notes after one and within two years	50.3	–

Total after one year	144.3	99.6

	176.2	196.5

In September 2004 the Group entered into a US$600m 5 year committed bank facility and cancelled its existing syndicated bank facilities.

The acquisition consideration for MMT was settled part in cash and part by the issue of loan notes. The loan notes are denominated in Sterling, pay interest quarterly at floating rates and are repayable in full in 2006.

The Board has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £326m and £212m, respectively. Of the undrawn committed facilities of £225m, £6m expires within one year and £219m after two but within five years (2003 — undrawn committed facilities: £198m of which £9m expired within one year and £189m after two but within five years). Borrowings secured on fixed and current assets were £0.8m (2003 — £1.2m). Borrowings are shown at book value which is the same as fair value.

19.	Borrowings — (continued)

The Group has currency swaps which have maturities in 2005 and 2006 and are translated at year-end exchange rates. Gross Sterling equivalents of £645.7m (2003 — £603.4m) receivable and £614.1m (2003 — £560.0m) payable have been netted. £46.4m is reported as debit balances on currency swaps and £14.8m as credit balances on currency swaps the net of which is a debit balance of £31.6m (2003 —£52.8m as debit balances on currency swaps and £9.4m as credit balances on currency swaps the net of which is a debit balance of £43.4m). Currency swaps include fixed and floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

Currency swaps mature as follows:

	Amount receivable	Amount payable
	(£ million)	(Currency million)
At 31 December 2004
Within one year:
US Dollar	133.7	US$229.5
Australian Dollar	19.2	Aus$48.7
Euro	85.4	€126.3
Japanese Yen	23.9	Yen4,781
New Zealand Dollar	3.1	NZ$8.0
Canadian Dollar	7.7	C$17.5

	273.0
After one year and within two years:
US Dollar	318.2	US$564.0
Euro	54.5	€80.0

	372.7

	645.7

At 31 December 2003
Within one year:
US Dollar	252.7	US$397.8
Australian Dollar	18.2	Aus$42.7
Euro	63.0	€95.8
Japanese Yen	20.9	Yen3,821
New Zealand Dollar	2.8	NZ$8.0
Canadian Dollar	7.9	C$17.5

	365.5
After one year and within two years:
US Dollar	49.7	US$75.0
Euro	34.2	€50.0

	83.9
After two years and within three years:
US Dollar	119.9	US$196.0
Euro	34.1	€50.0

	154.0

	603.4

Where the Group’s financial assets and liabilities, including currency swaps, are at floating interest rates, the Group uses simple floating to fixed rate contract interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates.

20.	Financial Instruments

The Group’s policy is to protect shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps. The Group also hedges forward its interest rate risk by fixing rates on currency swaps and using interest rate swap contracts. 66% of the interest costs and 75% of the interest income are protected through 31 December 2005. The Group’s risk management policies are detailed in “Operating and Financial Review, Liquidity and Prospects — Exchange and Interest Rate Risk and Financial Instruments.”

Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
			(£ million)			(%)	(Years)
At 31 December 2004:
US Dollar	100.4	413.3	513.7	72.0	441.7	2.7	1
Euro	6.4	146.0	152.4	74.6	77.8	2.5	1
Other	69.4	54.8	124.2	124.2	–	–	–

Total interest bearing liabilities	176.2	614.1	790.3	270.8	519.5

At 31 December 2003:
US Dollar	152.9	373.6	526.5	50.0	476.5	2.3	1
Euro	7.9	138.0	145.9	23.3	122.6	2.9	1
Other	35.7	48.4	84.1	84.1	–	–	–

Total interest bearing liabilities	196.5	560.0	756.5	157.4	599.1

In addition to the above, the Group has a liability due after one year for deferred acquisition consideration (denominated in Sterling, US Dollars and Euro) totalling £13.7m (2003 — £4.0m) on which no interest is payable (see Note 21). There are no other interest bearing financial liabilities.

Currency and Interest Rate Profile of Interest Bearing Assets:

						Fixed rate assets
	Cash and bank	Currency swaps	Total assets	Floating rate assets	Fixed rate assets	Weighted average interest rate	Weighted average time for which rate is fixed
			(£ million)			(%)	(Years)
At 31 December 2004:
Sterling	4.2	645.7	649.9	139.2	510.7	4.9	1
Other	28.4	–	28.4	28.4	–	–	–

Total interest bearing assets	32.6	645.7	678.3	167.6	510.7

At 31 December 2003:
Sterling	4.3	603.4	607.7	80.7	527.0	4.2	1
Other	21.7	–	21.7	21.7	–	–	–

Total interest bearing assets	26.0	603.4	629.4	102.4	527.0

The above interest rate analysis includes the effect of interest rate swaps.

Floating rates on both assets and liabilities are typically based on the three-month LIBOR interest rate relevant to the currency concerned.

20.	Financial Instruments — (continued)

At 31 December 2004, notional principal balances by currency and related interest rates under interest rate swap agreements and the fixed interest element of currency swaps were:

	Expected to mature in 2005	Fair value
	(Currency million, except interest rates)	(£ million)
At 31 December 2004:
Principal (Sterling)	£511	0.3
Fixed rate receivable	4.9%
Variable rate payable	4.8%

Principal (US Dollar)	US$848	1.5
Fixed rate payable	2.7%
Variable rate receivable	3.1%

Principal (Euro)	€110	(0.2)
Fixed rate payable	2.5%
Variable rate receivable	2.3%

		1.6

Of which:
Interest rate swaps		0.3
Fixed interest element of currency swaps		1.3

		1.6

The fair values for interest rate swaps and the fixed interest element of currency swaps are calculated as the net present value of the future cash flows as at 31 December 2004, discounted at market rates of interest at that date.

At 31 December 2003, notional principal balances by currency and related interest rates under interest rate swap agreements were:

	Expected to mature in years ending 31 December			Fair value
	2004	2005
	(Currency million, except interest rates)			(£ million)
At 31 December 2003:
Principal (Sterling)	£527		£188	(2.1)
Fixed rate receivable	3.9%		4.8%
Variable rate payable	4.4%		4.8%

Principal (US Dollar)	US$853	US	$300	(3.3)
Fixed rate payable	2.0%		3.1%
Variable rate receivable	1.4%		2.8%

Principal (Euro)	€174		–	(0.8)
Fixed rate payable	2.9%		–
Variable rate receivable	2.3%		–

				(6.2)

The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at 31 December 2003, discounted at market rates of interest at that date.

20.	Financial Instruments — (continued)

Foreign Exchange and Interest Rate Exposures

The Group uses forward foreign exchange contracts to hedge trading creditors and an element of anticipated purchases over the following 12 months. The principal currencies hedged by forward foreign exchange contracts are Sterling and US Dollars. At 31 December 2004, the Group had contracted to exchange within one year the equivalent of £217m.

The Group’s operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. Therefore, there are no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the profit and loss account.

Fair Value of Financial Assets and Liabilities

Forward foreign exchange contracts, interest rate swap contracts and the fixed interest rate element of currency swaps taken out as hedges are not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. The following table sets out the book and fair values of the Group’s derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

Derivative financial instruments held to manage interest rate and currency risk:

	31 December 2004			31 December 2003
	Book value	Fair value	Unrecognised gain/(loss)	Book value	Fair value	Unrecognised gain/(loss)
	(£ million)
Interest rate swaps	–	0.3	0.3	–	(6.2)	(6.2)
Forward foreign exchange contracts	–	(7.1)	(7.1)	–	(5.7)	(5.7)
Currency swaps	31.6	32.9	1.3	43.4	43.4	–

Total unrecognised losses on hedges			(5.5)			(11.9)

The fair values of primary financial instruments comprising cash and borrowings which are set out in Note 19 are the same as book values.

The following table shows the amount of unrecognised gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year’s or later profit and loss accounts.

	Unrecognised gains	Unrecognised losses	Total net unrecognised gains/(losses)
	(£ million)
Unrecognised gains and losses on hedges at 1 January 2003	8.6	(23.2)	(14.6)
Less: gains and losses arising in previous years that were expected to have been recognised in 2003	(8.1)	22.1	14.0

Gains and losses arising before 31 December 2002 that were not recognised in 2003	0.5	(1.1)	(0.6)
Gains and losses arising in 2003 that were not recognised in 2003	3.0	(14.3)	(11.3)

Unrecognised gains and losses on hedges at 31 December 2003	3.5	(15.4)	(11.9)

Less: gains and losses arising in previous years that were expected to have been recognised in 2004	(3.5)	15.0	11.5

Gains and losses arising before 31 December 2003 that were not recognised in 2004	–	(0.4)	(0.4)
Gains and losses arising in 2004 that were not recognised in 2004	4.2	(9.3)	(5.1)

Unrecognised gains and losses on hedges at 31 December 2004 that are expected to be recognised in 2005	4.2	(9.7)	(5.5)

21.	Other Creditors

	2004	2003
	(£ million)
Amounts falling due within one year:
Trade creditors	153.2	132.8
Amounts owed to joint venture	2.9	3.4
Social security costs and other taxes	13.2	13.6
Accruals and deferred income	51.7	52.7
Acquisition consideration	8.4	3.0
Current taxation	105.8	69.4
Ordinary share dividends	30.0	28.9
Credit balances on currency swaps	12.7	4.6

	377.9	308.4

Amounts falling due after one year:
Acquisition consideration	13.7	4.0
Credit balances on currency swaps	2.1	4.8

	15.8	8.8

Amounts falling due after more than one year are payable as follows: £15.8m in 2006 (2003 — £5.6m in 2005, £3.2m in 2006).

22.	Provisions for Liabilities and Charges

	Deferred taxation	Rationalisation and integration	Retirement healthcare	Liability	Total
	(£ million)
At 1 January 2003	56.0	11.6	9.4	11.1	88.1
Exchange adjustments	(2.7)	(0.3)	(0.4)	(0.6)	(4.0)
Profit and loss account — current year	17.5	6.0	1.1	2.6	27.2
Profit and loss account — prior years	(7.2)	–	–	–	(7.2)
Fair value adjustments	(1.7)	–	–	2.8	1.1
Utilisation	–	(10.3)	(1.3)	(3.4)	(15.0)

At 31 December 2003	61.9	7.0	8.8	12.5	90.2
Exchange adjustments	(3.2)	–	(0.3)	(0.2)	(3.7)
Profit and loss account — current year	(21.8)	(0.3)	1.2	67.8	46.9
Profit and loss account — prior years	0.9	–	–	–	0.9
Transfers from current tax	(5.7)	–	–	–	(5.7)
Utilisation	–	(2.2)	(0.5)	(2.9)	(5.6)

At 31 December 2004	32.1	4.5	9.2	77.2	123.0

At 31 December 2004, rationalisation and integration provisions include acquisition integration of £1.7m (2003 — £2.6m). The deferred taxation and retirement healthcare provisions are long-term in nature, as is the timing of their utilisation. Rationalisation and integration and liability provisions are expected to be substantially utilised within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments

Included within the liability provision is £66.6m relating to the declination of insurance coverage for macrotextured knee revisions. In addition £13.4m has been provided against trade and other debtors relating to this issue.

22.	Provisions for Liabilities and Charges — (continued)

The provision for deferred taxation is made up as follows:

	2004	2003
	(£ million)
Goodwill timing differences	41.1	42.6
Other fixed asset timing differences	41.5	39.3
Other timing differences	(56.8)	(24.4)

	25.8	57.5

Net deferred taxation liability (above)	32.1	61.9
Net deferred taxation asset (Note 18)	(6.3)	(4.4)

	25.8	57.5

See Note 9 for information on deferred tax assets and liabilities for which no provision has been made.

23.	Called Up Share Capital

	2004 Shares	2004	2003 Shares	2003	2002 Shares	2002
	(‘000)	(£ million)	(‘000)	(£ million)	(‘000)	(£ million)
Authorised
Ordinary Shares 12 2/9p	1,223,591	149.5	1,223,591	149.5	1,223,591	149.5
5½% cumulative preference shares £1	–	–	–	–	450	0.5

		149.5		149.5		150.0

Allotted, issued and fully paid

Equity Capital: Ordinary shares 12 2/9p
At 1 January	933,526	114.1	928,760	113.5	924,812	113.1
Share options	3,610	0.4	4,766	0.6	3,948	0.4

At 31 December	937,136	114.5	933,526	114.1	928,760	113.5

Non-equity capital: 5 1/2% cumulative preference shares £1.00:
At 1 January	–	–	269	0.3	269	0.3
Cancellation	–	–	(269)	(0.3)	–	–

At 31 December	–	–	–	–	269	0.3

Total called up share capital at 31 December 2004		114.5		114.1		113.8

On 23 June 2003 the 5 1/2% £1.00 cumulative preference shares were cancelled and in consideration shareholders were paid £1.38 per share on 7 July 2003. The 5 1/2% cumulative preference shares were denominated in Sterling, were non-voting and carried preferential rights to dividends and distribution on winding up.

24.	Share Option Plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) is available to all employees in the UK employed by participating Group companies, subject to three months service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Canada, Denmark, Finland, Germany, Hong Kong, Italy, Japan, South Korea, Mexico, New Zealand, Norway, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Options are no longer issued under the Smith & Nephew Employee Share Option Scheme (adopted by shareholders on 14 May 1981) and the Smith & Nephew 1991 Overseas Employee Share Option Scheme (adopted by shareholders on 25 May 1990) but options remain to be exercised under these two schemes. Together all of the plans referred to above are termed the “Employee Schemes”.

Employees in the United States are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on 9 May 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on 15 May 1990), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan, the Smith & Nephew 2001 US Share Plan (adopted by shareholders on 4 April 2001) and the Smith & Nephew 2004 Executive Share Option Plan (adopted by shareholders on 6 May 2004), together termed the “Executive Schemes”, are operated at the discretion of the Board of Directors.

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may select full-time employees of the Group for the grant of options to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher. The market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant. For Executive Schemes adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or, for the US Plan, the average quoted price of an ADS for the three business days preceding the date of grant or the quoted price on the date of grant if higher. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to performance conditions but become exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2004 Plan are open to senior managers worldwide. The 2001 UK Unapproved Share Option Plan is open to senior managers outside the US and the US Plan is open to senior managers in the US, Canada, Mexico and Puerto Rico.

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

24.	Share Option Plans — (continued)

At 31 December 2004 18,450,000 (2003 — 17,455,000) options outstanding under share option schemes were as follows:

Employee Schemes	Number of shares	Range of option prices	Weighted average option price
	(Thousand)	(Pence)	(Pence)
Outstanding at 1 January 2002	3,770	124.0 – 289.2	184.7
Granted	1,760	296.0 – 372.7	300.0
Exercised	(1,017)	124.0 – 304.0	144.2
Lapsed or cancelled	(267)	124.0 – 304.0	208.1

Outstanding at 31 December 2002	4,246	124.0 – 372.7	240.7
Granted	1,026	321.0 – 403.0	324.1
Exercised	(998)	124.0 – 304.0	154.7
Lapsed or cancelled	(212)	124.0 – 389.0	278.8

Outstanding at 31 December 2003	4,062	124.0 – 403.0	280.9
Granted	1,218	391.0 – 498.0	395.3
Exercised	(779)	124.0 – 321.0	213.0
Lapsed or cancelled	(248)	124.0 – 403.0	247.5

Outstanding at 31 December 2004	4,253	146.8 – 498.0	326.1

Of which options exercisable at 31 December 2004	60	146.8 – 289.2	231.8

Weighted average fair value of options granted:

During 2002	109.1
During 2003	127.6
During 2004	165.1

Executive Schemes	Number of shares	Range of option prices	Weighted average option price
	(Thousand)	(Pence)	(Pence)
Outstanding at 1 January 2002	15,465	133.0 – 375.0	214.9
Granted	3,266	359.0 – 409.5	380.4
Exercised	(2,841)	143.0 – 327.7	161.6
Lapsed or cancelled	(317)	133.0 – 409.5	197.1

Outstanding at 31 December 2002	15,573	143.0 – 409.5	255.9
Granted	3,459	347.2 – 418.0	391.7
Exercised	(3,775)	143.0 – 382.3	191.3
Lapsed or cancelled	(1,864)	143.0 – 418.0	219.1

Outstanding at 31 December 2003	13,393	145.0 – 418.0	304.0
Granted	4,059	475.0 – 581.5	525.8
Exercised	(2,826)	145.0 – 360.0	236.4
Lapsed or cancelled	(429)	145.0 – 521.0	270.5

Outstanding at 31 December 2004	14,197	145.0 – 581.5	377.3

Of which options exercisable at 31 December 2004	4,639	145.0 – 375.0	261.1

Weighted average fair value of options granted:

During 2002	106.2
During 2003	114.2
During 2004	154.5

24.	Share Option Plans — (continued)

Options granted in 2004 under executive schemes were valued using a binomial model provided by an independent actuary. Options granted under employee schemes were valued using the Black-Scholes Option pricing model. This had previously been used for all options granted in 2003 and 2002. The binomial model was used for executive schemes so that proper allowance is made for the presence of performance conditions and the possibility of early exercise. Options granted under each scheme are valued separately and a weighted average fair value calculated.

The following assumptions were used in calculating the fair value of options granted:

	Employee schemes			Executive schemes
	2004	2003	2002	2004	2003	2002
Dividend yield	1.1%	1.1%	1.3%	1.1%	1.1%	1.3%
Expected volatility	23.7%	23.3%	19.6%	22.0%	22.0%	19.6%
Risk free rate	4.8%	4.6%	4.5%	3.3%–5.1%	4.6%	5.2%
Expected life in years	3.5	3.6	3.6	7.0	5.6	5.6

Because options vest over several years and there are restrictions as to exercise and additional options grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

Summarised information about options outstanding under the share option schemes at 31 December 2004 is as follows:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price	Exercisable in stages up to
	(Thousand)	(Years)	(Pence)	(Thousand)	(Pence)
Employee Schemes:
146.8p to 321.0p	2,913	2.2	295.6	60	231.8	2005
354.1p to 498.0p	1,340	2.2	392.5	–	–	–

	4,253			60

Executive Schemes:
145.0p to 326.0p	5,342	4.4	254.3	3,586	232.3	2005 to 2010
346.5p to 581.5p	8,855	6.5	451.5	1,053	359.3	2005 to 2010

	14,197			4,639

As the employee schemes are UK Inland Revenue approved Save As You Earn schemes or similar schemes, the Company is exempt from accounting for the difference between the share option price and the market value at the grant date.

QUEST

Until 31 December 2002 the Company used a qualifying employee share ownership trust (“QUEST”) to acquire Smith & Nephew plc Ordinary Shares for transfer to employees exercising options under the Smith & Nephew Employee Share Option Scheme. The QUEST was not used in 2003 and 2004 and the Company does not intend to use it in the future. The trustee of the QUEST was Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of the Company. During 2002, the QUEST subscribed for 950,317 shares at a cost of £2.3m and transferred a total of 950,317 shares to employees on the exercise of options for consideration of £1.4m. All employees of UK Group subsidiary companies, including Executive directors of the Company, were potential beneficiaries under the QUEST.

25.	Long-Term Incentive Plans

The Group has operated a long-term incentive plan (“LTIP”) for Executive directors and GEC members since 1997. Vesting of LTIP awards is dependent on the Group’s relative performance in a group of 43 UK listed manufacturing companies with substantial international activities, using total shareholder return (“TSR”) over a three year period as the prime measure.

In 2004, a new share based incentive plan was introduced for executive directors, members of the GEC and the next level of senior executives, which replaced the LTIP. The plan includes a Performance Share Plan (“PSP”) and a Co-Investment Plan (“CIP”).

Vesting of the PSP award shares is dependent upon performance relative to the FTSE-100 and an index based on major companies in the medical devices industry.

Under the CIP, participants can elect to use up to a maximum of one-half of their annual bonus to purchase shares. If the shares are held for 3 years and the Group’s EPSA growth targets are achieved participants receive an award of matching shares for each share purchased.

Further details of these plans are available in the “Remuneration Report”.

At 31 December 2004 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

	LTIP	PSP	CIP	Total
	(Number of Shares in thousands)
Outstanding at 1 January 2002	1,638	–	–	1,638
Awarded	453	–	–	453
Vested	(549)	–	–	(549)
Lapsed or cancelled	(132)	–	–	(132)

Outstanding at 31 December 2002	1,410	–	–	1,410
Awarded	445	–	–	445
Vested	(660)	–	–	(660)

Outstanding at 31 December 2003	1,195	–	–	1,195
Awarded	–	924	291	1,215
Vested	(362)	–	–	(362)
Lapsed or cancelled	–	(11)	–	(11)

Outstanding at 31 December 2004	833	913	291	2,037

Costs, based on intrinsic value, are accrued over the vesting periods based on the probability of vesting. The amount charged to profit in 2004 was £1.7m (2003 — £2.7m, 2002 — £1.6m).

26.	Reserves

	2004		2003		2002
	Share premium	Profit and loss account	Share premium	Profit and loss account	Share premium	Profit and loss account
	(£ million)
At 1 January	152.0	376.8	143.8	262.5	135.8	158.3
Translation differences on foreign currency net investments	–	3.2	–	3.8	–	9.1
Retained profit for the year	–	77.4	–	102.0	–	67.5
Goodwill on disposals	–	–	–	8.2	–	30.0
Share based expense recognised in the profit and loss	–	1.7	–	2.7	–	1.6
Cost of shares transferred to beneficiaries	–	(2.0)	–	(2.4)	–	(1.7)
Share options	7.6	–	8.2	–	8.0	–
Movements relating to the QUEST (Note 24)	–	–	–	–	–	(2.3)

At 31 December	159.6	457.1	152.0	376.8	143.8	262.5

Net exchange gains of £36.9m (2003 — gains of £45.7m) arising on foreign currency net borrowings are included within the £3.2m (2003 — £3.8m) translational differences on foreign currency net investments. The cumulative amount of goodwill charged to reserves is £271.6m (2003 — £275.8m) against which £116.0m of merger relief has been offset. The decrease is due to exchange movements of £4.2m.

On 23 June 2003, following the cancellation of the 5 1/2% £1.00 cumulative preference shares (Note 23), a capital redemption reserve of £0.3m was established in the Parent Company. This reserve was extinguished during 2003.

27.	Own Shares

Own shares represent the holding of the Parent Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 35).

	2004	2003	2002
	(£ million)
At 1 January	2.1	3.2	2.5
Shares purchased	4.1	1.3	2.4
Shares transferred to Group beneficiaries	(2.0)	(2.4)	(1.7)

At 31 December	4.2	2.1	3.2

28.	Cash Flow Statement

Reconciliation of operating profit to net cash flow from operating activities

	2004	2003	2002
	(£ million)
Group operating profit	151.0	179.8	150.7
Depreciation and amortisation	84.6	78.3	74.2
Loss on sale of tangible fixed assets	2.6	1.9	2.7
Write-off of investment in Advanced Tissue Sciences, Inc.	–	–	17.5
Increase in stocks	(59.5)	(9.8)	(11.5)
Increase in debtors	(43.7)	(24.5)	(21.1)
Increase/(Decrease) in creditors and provisions (i) (ii)	91.6	(11.2)	(1.5)

Net cash inflow from operating activities (iii)	226.6	214.5	211.0

(i)	Includes £2.2m (2003 — £9.6m, 2002 — £19.3m) of outgoings on rationalisation, acquisition integration and divestment costs.
(ii)	2004 includes a £66.6m exceptional provision relating to macrotextured knee revisions (see Note 4).
(iii)	After £17.2m unreimbursed by insurers relating to macrotextured knee revisions in 2004 and £17.0m of Centerpulse costs in 2003.

Analysis	of Net Debt

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Loan Notes	Net currency swaps	Total
	(£ million)
At 1 January 2002	26.4	(3.7)	(90.3)	(161.2)	–	(14.7)	(243.5)
Net cash flow	(4.0)	(8.9)	(70.6)	(18.1)	–	–	(101.6)
Exchange adjustments	0.1	0.3	21.3	15.1	–	31.4	68.2

At 31 December 2002	22.5	(12.3)	(139.6)	(164.2)	–	16.7	(276.9)
Net cash flow	3.0	0.8	47.4	52.9	–	–	104.1
Exchange adjustments	0.5	(0.1)	6.9	11.7	–	26.7	45.7

At 31 December 2003	26.0	(11.6)	(85.3)	(99.6)	–	43.4	(127.1)
Net cash flow	6.9	0.8	61.9	(1.3)	–	(39.8)	28.5
Loan Notes issued on acquisition	–	–	–	–	(50.3)	–	(50.3)
Exchange adjustment	(0.3)	0.5	1.8	6.9	–	28.0	36.9

At 31 December 2004	32.6	(10.3)	(21.6)	(94.0)	(50.3)	31.6	(112.0)

Reconciliation	of Net Cash Flow to Movement in Net Debt

	2004	2003	2002
	(£ million)
Change in cash net of overdrafts in the year	7.7	3.8	(12.9)
Settlement of net currency swaps	(39.8)	–	–
Change in borrowings	60.6	100.3	(88.7)

Change in net debt from net cash flow	28.5	104.1	(101.6)
Loan Notes issued on acquisition	(50.3)	–	–
Exchange adjustments	36.9	45.7	68.2

Change in net debt in the year	15.1	149.8	(33.4)
Opening net debt	(127.1)	(276.9)	(243.5)

Closing net debt	(112.0)	(127.1)	(276.9)

29.	Currency Translation

The exchange rates used for the translation of currencies into Sterling that have the most significant impact on the Group results were:

	Average rates
	2004	2003	2002
US Dollar	1.84	1.65	1.51
Euro	1.47	1.45	1.59

	Year-end rates
	2004	2003	2002
US Dollar	1.92	1.79	1.61
Euro	1.41	1.42	1.53

30.	Acquisitions

Acquisitions in 2004

On 16 March 2004, the Group acquired Midland Medical Technologies (“MMT”), at a net cost of £78.7m in cash and loan notes. The assets and liabilities acquired are set out below. There was no material difference between the fair value and book value of net assets acquired.

(£ million)
Net assets at date of acquisition:
Fixed assets	2.2
Stock	4.6
Debtors	3.4
Creditors due within one year	(6.1)
Current taxation	(0.3)

Net assets	3.8
Goodwill arising on acquisition	74.9

Cost of acquisition	78.7

Discharged by:
Cash	17.2
Cash acquired in MMT	(1.8)
Costs associated with acquisition	3.9

19.3
Loan Notes issued	50.3
Contingent consideration	9.1

78.7

For the year 1 May 2002 to 30 April 2003, MMT earned a profit after tax of £1.9m. For the period 1 May 2003 to 16 March 2004, which was the effective date of acquisition, turnover was £18.6m and the profit after tax of £2.0m comprised £2.9m of operating profit less £0.9m of tax. There were no other recognised gains and losses in the period ended 16 March 2004.

In the period since acquisition MMT contributed £16.2m to turnover and £4.1m to profit before goodwill amortisation and exceptional items and generated a net operating cash inflow of £0.2m after capital expenditure of £0.5m. Including acquired distributors MMT contributed £20.0m to Group turnover.

30.	Acquisitions — (continued)

The impact of other acquisitions, including the MMT distribution business in Australia, is set out below. There was no material difference between the fair value and book value of net assets acquired.

(£ million)
Tangible fixed assets	0.3
Intangible assets	2.7
Stock	1.2

Net assets	4.2
Goodwill	17.3

Cost of acquisition	21.5

Discharged by:
Cash	13.9
Deferred consideration	7.6

21.5

In addition to the cash of £13.9m, deferred consideration of £1.7m in respect of previous year’s acquisitions was paid in the year.

Acquisitions in 2003

There were no acquisitions in 2003. The impact of additional and deferred consideration in respect of previous year’s acquisitions was:

(£ million)
Tangible fixed assets	0.3
Intangible assets	0.3

0.6
Goodwill	0.1

Additional consideration in respect of previous year’s acquisitions	0.7
Deferred consideration in respect of previous acquisitions	3.6

Total cost of acquisitions	4.3

There was no material difference between the fair value and book value of net assets acquired.

£7.2m of deferred consideration, net of amortisation, relating to the Collagenase acquisition in 2000 was written back to goodwill as it was no longer payable (Note 12).

30.	Acquisitions — (continued)

Acquisitions in 2002

On 28 March 2002, the Group acquired ORATEC Interventions, Inc., (“ORATEC”), at a net cost of £191.2m in cash. Further fair value adjustments were made in the first full financial period after acquisition.

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

Group capital expenditure contracted but not provided for amounted to £4.4m (2003 — £2.6m).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., amounts of up to £3.9m (2003 — £4.2m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £18.2m (2003 — £25.1m) contingent on achievement of sales milestones.

Under the Group’s acquisition agreement with MMT amounts up to a further £20.0m could become payable contingent on the timing of receiving a regulatory product approval.

At 31 December 2004, the Group was committed to making the following payments in respect of operating leases during 2005:

	Land and buildings		Other assets
	2004	2003	2004	2003
	(£ million)
Operating leases which expire:
Within one year	2.0	2.0	2.5	2.6
After one and within five years	3.1	3.4	7.2	7.0
After five years	5.9	4.9	–	–

	11.0	10.3	9.7	9.6

32.	Contingent Liabilities

The Group is party to legal proceedings in the normal course of business. Other than as set out below the Group considers that these will not result in any material adverse effect on the Group’s results of operations or financial position.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). Whilst the cause of the revisions remains uncertain it is apparent that some patients do not achieve adequate initial fixation and that in other patients, while there appears to be good initial fixation, this does not persevere. Extensive testing and modelling has so far failed to identify the precise cause of the failure and, due to the large number of variables involved, it is probable that the precise cause may never be understood fully.

As at 31 December 2004 741 implants had been revised and settlements agreed with patients in respect of 491 of these revisions. The total amount paid out in settlements, legal costs and associated expenses was £45m of which £32m had been or will be recovered from the insurer who provides the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of £13m is due from insurers in respect of the balance of the first excess layer and the second excess layer.

On 17 December 2004 the Group was notified that two insurance carriers who comprise 35% of the first and 80% of the second excess layers of the Group’s global product liability programme had declined coverage for macrotextured claims. Management intends to take all steps available to it in order to enforce this coverage. Nevertheless, in view of the uncertainty, management cannot assert that it is probable that coverage will be restored and consequently has recorded an exceptional charge of £80.0m representing the amount currently outstanding from these insurers and an estimate of the cost associated with claims likely to arise in the future assuming that insurance cover is unavailable from these and subsequent excess layer insurers.

32.	Contingent Liabilities — (continued)

The charge has been calculated based on: (1) the amount outstanding at 31 December 2004 from the insurers who have denied coverage; (2) an estimate of the average cost in respect of revisions where settlements were unresolved at that date; and (3) an estimate of the number of settlements of future revisions based on the current trend and decaying to zero after five years and an estimation of the average future cost per settlement. In the hypothetical scenario that all implants eventually need to be revised prematurely and that insurance cover continues to be unavailable, the cost to the Group of the declined insurance cover is estimated to be £190.0m (an additional £110.0m over the amount provided), assuming the average cost per settlement remains approximately the same and there is a standard rate of mortality.

The Group’s assessment of the impact of these revisions and related matters constitute forward-looking statements that are subject to uncertainties, including uncertainties relating to the outcome of settlements as compared to the assumptions made in estimating claim amounts. Smith & Nephew cannot provide assurance that these estimates will prove correct. Depending on the number and average cost of future settlements, costs may be greater or less than the amount provided.

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

The pension costs for the UK Plan and the US Plan have been determined by independent qualified actuaries, using the projected unit method. Under the projected unit method, the current service cost will increase as the members of the defined benefit plans approach retirement. The market related actuarial assumptions at the SSAP 24 valuation dates and a breakdown of the pension costs are as follows:

Actuarial assumptions:

		UK Plan	US Plan
		(% per annum, except service lives)
Increase in pensionable earnings		4.3	5.0
Increase in pensions		2.3	Nil
Inflation		2.3	3.0
Return on investments		6.8	8.0
Average remaining service lives		10 years	13 years

Pension costs:
	2004	2003	2002
	(£ million)
Principal defined benefit plans in the UK and the US:
Regular cost	8.1	8.3	9.8
Variations from regular cost (i)	5.9	5.1	(1.9)
Notional net interest on deficit	1.3	0.8	(0.1)

	15.3	14.2	7.8
Other plans	10.1	7.4	6.5

	25.4	21.6	14.3

(i)	Variations from regular costs arise from the surplus/deficit in the two principal plans and are amortised using the percentage of payroll method over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plans.

33.	Post-Retirement Benefits — (continued)

At the dates of the most recent actuarial valuations for the purposes of SSAP 24 in September 2002 and December 2003, the aggregate market value of the assets of the UK Plan and the US Plan was £238m (2003 — £230m: valuations in September and December 2002) representing 81% of plan liabilities for accrued benefits, including allowance for projected future increases in salaries, resulting in a net deficit of £57.2m (2003 — 78% and a net deficit of £64.5m). The estimated deficit of these plans at 31 December 2004 was £49m (2003 — £55m).

The unamortised balance of the UK Plan and US Plan deficits was £65.2m (2003 — £70.1m).

The contributions made to the UK Plan and the US Plan in the accounting period were £8.6m (2003 — £8.5m, 2002 — £2.6m) and £9.2m (2003 — £10.4m, 2002 — £5.2m), respectively. The agreed contribution rates for 2005 are 11% of pensionable earnings plus a supplementary payment of £4.3m to the UK Plan and 9% of pensionable earnings plus a supplementary payment of £2.7m to the US Plan.

Included in debtors due after more than one year are prepayments of £9.7m (2003 — £7.1m) and included in creditors are accruals due within one year of £4.7m (2003 — £4.0m) relating to the funding of certain Group pension plans.

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was £0.6m (2003 — £0.6m, 2002 — £0.4m). The amount receivable at 31 December 2004 was £0.1m (2003 — £0.1m).

The costs of providing healthcare benefits after retirement of £1.2m (2003 — £1.1m, 2002 — £0.8m) are determined by independent qualified actuaries. The unfunded liability of £9.2m (2003 — £8.8m) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US:

	2004		2003
	UK	US	UK	US
	(% per annum)
Interest rate	5.3	5.8	5.4	6.0
Medical cost inflation	6.3	7.0	6.4	7.5

34.	Post-Retirement Benefits (FRS 17)

The disclosures below show the effect on the Group’s financial statements had FRS 17 been adopted and relate to the major defined benefit retirement plans in the UK and the US since other plans are not material.

The principal assumptions used by the independent qualified actuaries in valuing the UK and US plans at 31 December for FRS 17 purposes were:

	2004		2003		2002
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
	(% per annum)
Increase in pensionable earnings	4.9	5.0	4.8	5.0	4.3	5.0
Increase in pensions	2.7	Nil	2.6	Nil	2.3	Nil
Inflation	2.9	3.0	2.8	3.0	2.3	3.0
Discount rate	5.3	5.8	5.4	6.0	5.6	7.0

34.	Post-Retirement Benefits (FRS 17) — (continued)

The assets and liabilities in the plans and the expected rates of return on investments were:

	31 December 2004
	UK Plan		US Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.5	157.7	9.0	56.1
Government bonds	4.5	35.9	6.1	5.8
Corporate bonds	5.3	–	6.5	9.6
Property	6.0	11.5	–	–
Other	4.9	8.3	3.8	0.3

Market value of assets		213.4		71.8
Present value of liabilities		(277.2)		(131.7)

Deficit		(63.8)		(59.9)
Post-retirement healthcare		(3.9)		(7.4)

		(67.7)		(67.3)
Related deferred tax asset		20.3		25.6

Net retirement benefit liability		(47.4)		(41.7)

	31 December 2003
	UK Plan		US Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.8	143.7	9.0	48.2
Government bonds	4.8	32.4	5.7	6.9
Corporate bonds	5.4	–	6.6	6.1
Property	6.6	10.1	–	–
Other	5.1	6.9	3.7	1.8

Market value of assets		193.1		63.0
Present value of liabilities		(253.0)		(124.3)

Deficit		(59.9)		(61.3)
Post-retirement healthcare		(3.6)		(6.4)

		(63.5)		(67.7)
Related deferred tax asset		19.0		25.7

Net retirement benefit liability		(44.5)		(42.0)

34.	Post-Retirement Benefits (FRS 17) — (continued)

	31 December 2002
	UK Plan		US Plan
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.8	114.3	8.7	34.4
Government bonds	4.5	34.0	5.8	8.0
Corporate bonds	5.6	–	7.0	7.0
Property	6.2	9.6	–	–
Other	5.0	7.0	4.2	1.1

Market value of assets		164.9		50.5
Present value of liabilities		(221.4)		(105.2)

Deficit		(56.5)		(54.7)
Post-retirement healthcare		(3.3)		(7.0)

		(59.8)		(61.7)
Related deferred tax asset		17.9		23.4

Net retirement benefit liability		(41.9)		(38.3)

The Group’s shareholders’ funds and profit and loss account at 31 December would have been as follows:

	2004		2003		2002
	Shareholders’ funds	Profit and loss account	Shareholders’ funds	Profit and loss account	Shareholders’ funds	Profit and loss account
	(£ million)
As reported	727.0	457.1	640.8	376.8	516.9	262.5
Provided under SSAP 24	0.8	0.8	2.8	2.8	7.8	7.8
Less: related deferred tax	(0.3)	(0.3)	(1.1)	(1.1)	(3.0)	(3.0)

	727.5	457.6	642.5	378.5	521.7	267.3
FRS 17 net retirement liability above	(89.1)	(89.1)	(86.5)	(86.5)	(80.2)	(80.2)

As adjusted for FRS 17	638.4	368.5	556.0	292.0	441.5	187.1

The following amounts would have been charged to operating profit:

	Current service cost – employer’s position	Past service cost	Total operating charge
	(£ million)
2004:
UK Plan	6.1	–	6.1
US Plan	5.9	–	5.9

Total	12.0	–	12.0

2003:
UK Plan	6.5	–	6.5
US Plan	4.6	–	4.6

Total	11.1	–	11.1

2002:
UK Plan	5.9	0.1	6.0
US Plan	5.2	–	5.2

Total	11.1	0.1	11.2

34.	Post-Retirement Benefits (FRS 17) — (continued)

The following amounts would have been charged/(credited) to other finance costs:

	Interest cost	Expected return on assets in the plan	Net finance cost/(credit)
		(£ million)
2004:
UK Plan	13.6	(13.8)	(0.2)
US Plan	7.2	(5.4)	1.8

Total	20.8	(19.2)	1.6

2003:
UK Plan	12.3	(11.4)	0.9
US Plan	7.1	(4.2)	2.9

Total	19.4	(15.6)	3.8

2002:
UK Plan	11.4	(16.2)	(4.8)
US Plan	7.1	(5.3)	1.8

Total	18.5	(21.5)	(3.0)

The combined operating and finance costs that would have been charged in 2004 under FRS 17 of £13.6m compares with the cost under SSAP 24 of £15.3m (2003 — FRS 17 cost of £14.9m compares with the cost under SSAP 24 of £14.2m, 2002 — FRS 17 cost of £8.2m compares with the cost under SSAP 24 of £7.8m).

The following amounts would have been included in the statement of total recognised gains and losses:

	2004		2003		2002
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
Differences between expected and actual return on assets
Amount (£ million)	5.4	1.9	16.9	7.5	(47.9)	(13.9)
Percentage of plan assets	2.5%	2.6%	8.8%	11.9%	29.0%	27.5%

Experience gains and losses on the plan liabilities
Amount (£ million)	(1.6)	0.1	0.2	(1.7)	(2.5)	(1.1)
Percentage of plan liabilities	0.6%	0%	0%	1.4%	1.1%	1.0%

Effects of changes in demographic and financial assumptions underlying the present value of the plan liabilities
Amount (£ million)	(10.4)	(6.4)	(21.6)	(21.9)	(18.6)	(1.9)

Actuarial loss recognised in the statement of total recognised gains and losses

Amount (£ million)	(6.6)	(4.4)	(4.5)	(16.1)	(69.0)	(16.9)

Percentage of plan liabilities	2.4%	3.3%	1.8%	13.0%	31.2%	16.1%

34.	Post-Retirement Benefits (FRS 17) — (continued)

The following table reconciles the movement in the plans’ deficits:

	2004		2003		2002
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
	(£ million)
(Deficit)/surplus in the plan at 1 January	(59.9)	(61.3)	(56.5)	(54.7)	10.9	(41.0)
Movement in the year:
Current service cost (employees and employers)	(9.7)	(5.9)	(9.2)	(4.6)	(8.6)	(5.2)
Past service cost	–	–	–	–	(0.1)	–
Other finance income/(cost)	0.2	(1.8)	(0.9)	(2.9)	4.8	(1.8)
Actuarial loss	(6.6)	(4.4)	(4.5)	(16.1)	(69.0)	(16.9)
Contributions paid (including by employees)	12.2	9.2	11.2	10.4	5.5	5.2
Currency adjustment	–	4.3	–	6.6	–	5.0

Deficit in the plan at 31 December	(63.8)	(59.9)	(59.9)	(61.3)	(56.5)	(54.7)

The cost of providing healthcare benefits after retirement under FRS 17 of £0.9m (£1.2m charge under SSAP 24), is determined by independent actuaries and would be charged to operating profit in 2004 (2003 — £0.8m charged in 2003 compared with a £1.1m charge under SSAP 24). The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and would be as follows:

	2004		2003		2002
	UK	US	UK	US	UK	US
	(% per annum)
Interest rate	5.3	5.8	5.4	6.0	5.6	7.0
Medical cost inflation	6.3	7.0	6.4	7.5	6.6	8.0

35.	Smith & Nephew Employees’ Share Trust

	2004	2003
	(£ million)
At 1 January	2.1	3.2
Shares acquired	4.1	1.3
Shares vested	(2.0)	(2.4)

At 31 December	4.2	2.1

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

At 31 December 2004, the Trust held 1.9m (2003 — 1.6m) Ordinary Shares at an aggregate cost of £8.3m (2003 — £5.6m). 1.1m shares (2003 — 1.1m), with an original cost of £4.1m (2003 — £3.5m), have vested and are held under option for the benefit of directors and employees. 0.8m shares, at an aggregate cost of £4.2m, are included within shareholders’ funds on the Group and Parent balance sheets. The market value of these shares at 31 December 2004 was £4.3m (2003 — £2.3m).

36.	Related Party Transactions with Joint Venture and Associated Undertaking

In the course of normal operations, the Group traded on an arm’s-length basis with its joint venture BSN Medical from 1 April 2001 and associated undertaking AbilityOne from 27 March 2002 until 12 September 2003. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	With BSN Medical	With BSN Medical	With BSN Medical	With AbilityOne	With AbilityOne
	2004	2003	2002	2003	2002
	(£ million)
Sales to the joint venture/associate	0.5	0.9	6.9	0.1	0.4
Profit/(loss) made on sales	0.2	0.4	(0.3)	–	0.1
Agency fees received	14.3	18.2	19.0	–	–
Management charges received	0.7	1.1	1.6	–	–
Purchases from the joint venture/associate	10.7	12.2	13.2	3.0	5.3
(Loss)/profit made by the joint venture on purchases	(0.6)	(0.3)	(0.1)	–	–
Interest receivable from the joint venture	–	–	0.4	–	–

37.	Information About the Nature and Cost of Services Provided by Auditors

	2004	2003	2002
	(£ million)
Audit services:
Group accounts	1.1	1.0	0.9
Local statutory audit	0.4	0.3	0.3

Statutory audit	1.5	1.3	1.2
Audit-related regulatory reporting	0.2	0.1	0.1

	1.7	1.4	1.3

Further assurance services	0.5	1.9	0.9

Tax services:
Compliance services	0.2	0.2	0.3
Advisory services	0.8	2.5	1.5

	1.0	2.7	1.8
Other services	–	–	–

Total non-audit services	1.5	4.6	2.7

Total auditors’ remuneration	3.2	6.0	4.0

Arising:
In the UK	1.6	4.5	2.1
Outside the UK	1.6	1.5	1.9

	3.2	6.0	4.0

Relating to capital transactions (included above)	0.2	–	1.6

Audit fees incurred by Group pension schemes (not included above)	0.1	0.1	0.1

In 2003 £3.7m related to the unsuccessful public offers to purchase Centerpulse AG and InCentive Capital AG.

38.	New Accounting Standards

Under European regulation, from 2005 Smith & Nephew is required to publish its financial statements under International Financial Reporting Standards (“IFRS”). This represents a fundamental change in the accounting regime under which the Group will report its results.

New Accounting Standards in the UK — FRS 17

FRS 17 — retirement benefits was issued in November 2000. Full implementation for UK GAAP purposes is deferred until 1 January 2005. Some disclosure requirements are effective for periods prior to this deadline. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. Current and past service costs are charged to operating expense in the period in which they are earned, the interest cost on accrued liabilities less expected return on assets is charged as net finance costs and changes in the value of the related assets and liabilities are taken to reserves in the period. Had FRS 17 been implemented at 31 December 2004, the Group would have reported in respect of its two major pension plans a retirement liability, net of related deferred tax, of £89.1m (2003 — £86.5m), which compares with £0.5m (2003 — £1.7m) recorded in the balance sheet under the existing rules. The impact of FRS 17 on retained earnings for 2004 would have been to reduce Group retained earnings by £88.6m (2003 — £84.8m) (Note 34).

New Accounting Standards in the US – FAS 123 (R)

On 16 December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004)(“Statement 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in FASB Statement No. 123. However, Statement 123(R) requires all share-based payments to employees, to be recognised in the income statement based on their fair values. Pro-forma disclosure and the intrinsic value method are no longer alternatives. Statement 123(R) also requires that the benefits of tax deductions in excess of recognised compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

Statement 123(R) must be adopted no later than 1 July 2005. The Group already adopts the fair-value method of accounting for employee share options for US GAAP reporting purposes and does not anticipate that the adoption of statement 123(R) will have a material impact on its results of operations or financial position.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US

The Group accounts are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. Those differences which have a significant effect on the Group’s profit for the financial year and shareholders’ funds are as follows:

Goodwill and Other Intangible Assets

Prior to 1998, goodwill arising on acquisitions was set off against reserves. On disposal of such businesses, goodwill previously set off against reserves is charged to profit or loss on disposal. Since 1998, goodwill and other intangible fixed assets purchased by way of acquisition have been capitalised and written off over a period not exceeding 20 years. Under US GAAP, goodwill and other intangible fixed assets purchased prior to 2002 would have been capitalised and amortised over their expected useful lives. Commencing 2002, goodwill would not be amortised and would be subject to an annual impairment review, whereas other intangible assets with finite lives would continue to be capitalised and amortised over their useful lives.

Fair value adjustments to goodwill may be made in the first full financial period after acquisition. Under US GAAP, these may only be made within one year after acquisition. Thus, any adjustments after this period would be taken to the profit and loss account for the year.

Under UK GAAP, purchase consideration contingent on a future event is estimated and included as part of the cost at the date of acquisition. This estimate is revised each year until the eventual outcome is certain. Under US GAAP, contingent consideration is not recognised until the contingency is resolved or the amount is determinable. Upon the resolution of the contingency, the purchase price may be adjusted, resulting in an adjustment to goodwill.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Joint Venture and Associated Undertaking

One of the components of the goodwill in the joint venture is the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture by the Group. Under US GAAP, this gain would be unrealised and would not be recognised.

The results of the joint venture are included within turnover, operating profit, interest and taxation. The results of the associated undertaking were included within operating profit, interest and taxation. Under US GAAP, the Group’s share of the after tax profits of the joint venture and associated undertaking would be reflected in the income statement as a single line item and its net investment in the joint venture would be included as a single line item in the balance sheet with the investment in the Group’s associated undertaking.

Post-Retirement Benefits

Projected benefit liabilities are discounted using long-term investment returns and surpluses and deficits are amortised over the employees’ service lives. Under US GAAP, pension liabilities would be discounted using corporate bond rates and surpluses and deficits within 10% limits would not be amortised and would thus have no immediate impact on pension costs. In addition, under US GAAP where the value of plan assets is below the value of the liabilities valued on an accumulated benefit obligation basis, the deficit on this basis would be recognised immediately through other comprehensive income.

Trade Investments

Trade investments are stated in the balance sheet at cost less provision for any permanent diminution in value and any movements in provisions are taken to the profit and loss account for the year. Under US GAAP, listed trade investments would be stated at market value and movements in market value would be taken to shareholders’ equity via comprehensive income for the year.

Factoring of Debts

Trade debtors are stated in the balance sheet net of non-returnable proceeds received. Under US GAAP, trade debtors would be stated gross and proceeds received would be included in borrowings.

Derivative Instruments and Hedging Activities

Derivative instruments in respect of anticipated future transactions, interest rate risks and intragroup equity investments are accounted for as hedges. Under US GAAP, all derivative instruments (including those imbedded in other contracts) are recognised as either assets or liabilities in the consolidated balance sheet at their fair values. US GAAP prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Changes in the fair value of derivatives that are designated and qualify as part of a hedge transaction would be recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. Changes in the fair value of derivatives that do not qualify for hedge accounting would be recognised each period in profit for the financial year.

Forward Foreign Exchange Contracts

Forward foreign exchange contracts in respect of anticipated future transactions are treated as hedges and not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. Under US GAAP, such contracts would be valued at the forward rates at the balance sheet date and the gains and losses which do not qualify as hedges included in profit for the financial year. On maturity of the contract the gain/loss not recognised to date would be recognised in profit for the financial year.

Interest Rate Swaps

Interest rate swaps used to fix interest rates on the Group’s major exposures are treated as hedges and not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. Under US GAAP, these swaps would not be treated as hedges, as the requirements to qualify are not met and gains and losses on valuing such contracts at the balance sheet date would be included in profit for the financial year.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Currency Rate Swaps

Currency swaps are used to hedge intra Group equity investments. Realised and unrealised gains/losses are not recognised in profit for the year but are recorded as movements in reserves. Due to the more prescriptive documentary requirements these swaps would not qualify to be treated as hedges under US GAAP and the gains and losses recorded as movements in reserves would be included in the profit for the financial year. Under UK GAAP receivables and payables on currency swaps are included within debtors and creditors respectively. Under US GAAP, these swaps would be separately classified into current asset derivatives, current liabilities derivatives and non-current liabilities derivatives.

Dividends

Dividends are provided in the period to which they relate and, in the case of proposed final dividends, on the basis of proposals by the directors. Under US GAAP, dividends would be provided for in the accounts for the period in which they are declared.

Taxation

Deferred taxation is recognised on most timing differences. This is generally consistent with US GAAP, except that deferred taxation is provided on goodwill acquired prior to 1998, which has been set off against reserves and on which taxation benefits have been received. Under US GAAP, as goodwill acquired prior to 1998 would not have been set off against reserves, the deferred taxation provided under UK GAAP would not be required. Furthermore, under US GAAP, a deferred tax liability would be provided on intangible assets acquired subject to book amortisation where no tax relief is available and a liability would be set up for deferred tax on gains recognised on the sale of assets where potentially taxable gains have been rolled over into replacement assets.

Acquired in-Process Research and Development

Acquired in-process research and development is not separately identified and therefore forms part of the goodwill arising on acquisition. Under US GAAP, acquired in-process research and development would be identified separately from goodwill and charged to the profit and loss account on the date of acquisition.

Leases

Leases which are classified as operating leases under UK GAAP could be capitalised under US GAAP due to different recognition criteria.

Capitalised Interest

The Group does not capitalise interest incurred in financing fixed asset additions. Under US GAAP, interest incurred as part of the cost of constructing fixed assets under long-term projects is capitalised and amortised over the life of the asset.

Staff Costs

Under UK GAAP, the Group does not accrue for the expected cost of future employee absences such as vacations. Under US GAAP, the Group accrues for vacation pay when the employee renders service that increases their entitlement to this benefit.

Stock based Compensation

The Group does not account for the cost of share options whereas it does account for the cost of share awards. Under US GAAP, the cost of share options is recognised under the fair value recognition provisions of FAS 123 – Accounting for Stock Based Compensation and charged to the profit and loss account over the vesting periods, along with related deferred taxation movements. Also under US GAAP, the amount of tax deductions for stock based compensation recognised in the profit and loss account is limited to the related FAS 123 charge, the balance is taken directly to additional paid in capital.

Discontinued Operations

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

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Exceptional Items

Certain exceptional items are shown on the face of the profit and loss account after operating profit. These items are mainly gains and losses on the sale of businesses and the cost of fundamental reorganisations. Under US GAAP, these items would be classified as operating profit or expenses.

Restatement of Prior Periods Reconciliations from UK to US GAAP

In the course of preparing to convert the accounts from UK GAAP to IFRS, the Group has identified additional adjustments to its reconciliations to US GAAP. These adjustments relate to vacation pay accruals and deferred taxation thereon, deferred taxation on gains deferred into replacement assets, deferred taxation on tax deductible goodwill, taxation on stock based compensation and the translational effects of net investment hedging. As a result US GAAP reconciliations for prior years have been restated. The adjustment in respect of net investment hedging arises from a review of supporting documentation for IFRS purposes which has indicated that these hedges do not qualify for designation under US GAAP. The adjustment is between the profit and loss account and translation reserves and does not affect shareholders’ funds. These reconciliation adjustments do not affect the Group’s UK GAAP accounts.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Effect of Differences

The effect of the adjustments to attributable profit for the year and to shareholders’ funds that would be required if US GAAP were to be applied instead of UK GAAP is summarised as follows. The condensed consolidated income presented below reflects the adjustments to attributable profit for the year.

		Restated (i)	Restated (i)
	2004	2003	2002
Profit for the Financial Year	(£ million)
Attributable profit for the year as reported under UK GAAP	125.2	148.1	112.1
Adjustments:
Amortisation of goodwill	20.5	18.5	17.5
Amortisation of other intangible fixed assets	(13.0)	(9.9)	(9.0)
Goodwill fair value adjustments	–	(2.4)	–
Gain on disposals: goodwill and other intangible assets previously written off	–	7.6	15.2
Pension expense	(6.4)	(8.5)	(3.7)
Stock based compensation	(6.5)	(4.5)	(3.4)
Staff costs	(0.3)	0.1	(0.7)
Unrecognised forward foreign exchange (losses)/gains	(1.4)	0.1	(7.9)
Unrecognised gains/(losses) on interest rate swaps	7.8	2.6	(1.4)
Reclassification of gains on net investment hedging	18.0	15.9	18.9
Acquired in-process research and development	(3.9)	–	(4.2)
Leases	(0.3)	(0.4)	(0.4)
Capitalised interest	0.3	0.4	0.5
Current taxation – on adjustments	(1.2)	(1.8)	(1.0)
Deferred taxation – on adjustments	1.5	2.3	5.2
Deferred taxation – methodology	2.1	11.4	7.5

Profit for the financial year as adjusted to accord with US GAAP	142.4	179.5	145.2

Condensed Consolidated Income Statement
Net sales	1,248.5	1,178.9	1,083.7
Cost of goods sold	(336.2)	(345.0)	(321.5)
Other operating costs and expenses	(80.0)	(22.4)	(29.9)
Selling, general and administrative expenses	(672.0)	(618.0)	(578.0)
Interest expense net	10.0	(5.6)	(9.7)

Income before income tax expense and equity in earnings of associated companies	170.3	187.9	144.6
Income tax expense	(43.4)	(46.7)	(30.3)
Equity in earnings of associated companies	15.5	15.3	13.3

Income from continuing operations	142.4	156.5	127.6
Discontinued operations:
Income net of tax of nil (2003 – nil, 2002 – £0.8m)	–	–	1.3
Gain on sale net of tax of nil (2003 – £16.1m, 2002 – £16.9m)	–	23.0	16.3

	–	23.0	17.6

Net income	142.4	179.5	145.2

(i)	2003 and 2002 income from continuing operations (and profit for the financial year as adjusted to accord with US GAAP) have been restated (see page 119).
(ii)	The estimated amortisation of intangible assets as at 31 December 2004 for the next five years under US GAAP is as follows: 2005 – £18.7m, 2006 – £16.9m, 2007 – £15.4m, 2008 – £15.4m and 2009 – £14.9m.
(iii)	Capitalised interest in 2004 was £0.5m (2003 – £0.5m, 2002 – £0.5m).

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

		Restated (i)	Restated (i)
	2004	2003	2002
(£ million, except per Ordinary Share and ADS amounts)
Basic earnings as so adjusted – Per Ordinary Share:
Continuing operations	15.23p	16.83p	13.78p
Discontinued operations	–	2.47p	1.90p

Total	15.23p	19.30p	15.68p

Diluted earnings as so adjusted – Per Ordinary Share:
Continuing operations	15.12p	16.72p	13.66p
Discontinued operations	–	2.46p	1.89p

Total	15.12p	19.18p	15.55p

Basic earnings as so adjusted – Per ADS (i):
Continuing operations	76.2p	84.1p	68.9p
Discontinued operations	–	12.4p	9.5p

Total	76.2p	96.5p	78.4p

Diluted earnings as so adjusted – Per ADS (i):
Continuing operations	75.6p	83.6p	68.3p
Discontinued operations	–	12.3p	9.5p

Total	75.6p	95.9p	77.8p

(i)	2003 and 2002 earnings from continuing operations and net income have been restated (see below).

Restatement of 2003 and 2002

2003 and 2002 have been restated below to reflect: (1) vacation pay accruals; (2) reclassification of gains on net investment hedging; (3) current taxation on stock based compensation; (4) deferred taxation on vacation pay accruals and on stock based compensation; and (5) deferred taxation on tax deductible goodwill. The effect of the restatement on income and earnings from continuing operations is analysed as follows:

	2003	2002
	(£ million, except per Ordinary Share and ADS amounts)
Income from continuing operations (as previously reported)	144.4	110.8
Staff costs (1)	0.4	(0.3)
Reclassification of gains on net investment hedging (2)	15.9	18.9
Current taxation – on adjustments (3)	(1.8)	(1.0)
Deferred taxation – on adjustments (4)	0.3	0.8
Deferred taxation – methodology (5)	(2.7)	(1.6)

Income from continuing operations restated	156.5	127.6

Basic earnings as so adjusted – Per Ordinary Share from continuing operations:
As previously reported	15.53p	11.97p
Effect of restatements (detailed above)	1.30p	1.81p

Restated total	16.83p	13.78p

Diluted earnings as so adjusted – Per Ordinary Share from continuing operations:
As previously reported	15.42p	11.86p
Effect of restatements (detailed above)	1.30p	1.80p

Restated total	16.72p	13.66p

Basic earnings as so adjusted – per ADS from continuing operations:
As previously reported	77.6p	59.9p
Effect of restatements (detailed above)	6.5p	9.0p

Restated total	84.1p	68.9p

Diluted earnings as so adjusted – per ADS from continuing operations:
As previously reported	77.1p	59.3p
Effect of restatements (detailed above)	6.5p	9.0p

Restated total	83.6p	68.3p

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Comprehensive Income

The consolidated statement of comprehensive income under US GAAP is as follows:

		Restated (i)	Restated (i)
	2004	2003	2002
		(£ million)
Profit for the financial year as adjusted to accord with US GAAP	142.4	179.5	145.2
Other comprehensive income:
Minimum pension liability	3.4	(5.4)	(69.4)
Tax on minimum pension liability	(1.2)	2.0	22.3
Other comprehensive income (net of related tax of nil):
Revaluation of investments	–	–	3.2
Translation adjustment arising on consolidation	(20.0)	(21.6)	(22.4)

Comprehensive income	124.6	154.5	78.9

Movements in other comprehensive income amounts (net of related tax) are as follows:

			Restated (i)
	Minimum Pension Liability	Revaluation of investments	Currency translation differences	Restated (i) Total
		(£ million)
At 1 January 2002	–	(3.2)	(42.4)	(45.6)
Movement in the year	(47.1)	3.2	(22.4)	(66.3)

At 31 December 2002	(47.1)	–	(64.8)	(111.9)
Movement in the year	(3.4)	–	(21.6)	(25.0)

At 31 December 2003	(50.5)	–	(86.4)	(136.9)
Movement in the year	2.2	–	(20.0)	(17.8)

At 31 December 2004	(48.3)	–	(106.4)	(154.7)

(i)	2003 and 2002 profit for the financial year as adjusted to accord with US GAAP, translation adjustments arising on consolidation and currency translation differences have been restated (see page 119).

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Shareholders’ Funds

		Restated (i)
	2004	2003
	(£ million)
Shareholders’ funds as reported in the Group balance sheet under UK GAAP	727.0	640.8
Adjustments:
Goodwill
Cost	(44.0)	(0.9)
Amortisation	67.8	50.0

	23.8	49.1
Other intangible fixed assets
Cost	223.7	198.8
Amortisation	(108.5)	(104.5)

	115.2	94.3
Investment in joint venture
Cost	(37.7)	(38.3)
Amortisation	(1.2)	(1.2)

	(38.9)	(39.5)
Fixed assets – capital lease
Cost	10.5	10.8
Depreciation	(1.7)	(1.1)

	8.8	9.7

Debtors: debit balances on currency swaps	(46.4)	(52.8)
Debtors: pension assets	(8.0)	(5.6)
Debtors: non-returnable proceeds received from debt factor	19.2	19.9
Current asset derivatives	50.6	56.3

	15.4	17.8

Creditors: staff costs	(5.9)	(5.6)
Creditors: acquisition consideration	9.5	–
Creditors: proposed final dividend	30.0	28.9
Creditors: pension liability	(85.6)	(88.0)
Credit balances on currency swaps	12.7	4.6
Borrowings due within one year: non-returnable proceeds received from debt factor	(19.2)	(19.9)
Borrowings due within one year: capital lease payments	(0.2)	(0.2)
Current liabilities derivatives	(22.4)	(19.6)

	(81.1)	(99.8)

Credit balances on currency swaps	2.1	4.8
Non-current liabilities derivatives	(2.1)	(5.2)
Borrowings due after one year: capital lease payments	(8.5)	(9.4)
Deferred taxation—on adjustments	41.1	40.8
Deferred taxation—methodology	(20.9)	(12.7)

Shareholders’ funds as adjusted to accord with US GAAP	781.9	690.7

(i)	2003 has been restated (see page 122).

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Reconciliation of Changes in Shareholders’ Funds Under US GAAP

		Restated (i)	Restated (i)
	2004	2003	2002
		(£ million)
Profit for the financial year under US GAAP	142.4	179.5	145.2
Dividends paid	(46.7)	(45.1)	(43.5)
Currency translation	(20.0)	(21.6)	(22.4)
Issue of shares	8.0	8.5	6.1
Stock based compensation recognised in the profit and loss account	8.2	7.2	5.0
Taxation on stock based compensation	1.2	1.8	1.0
Cost of shares transferred to beneficiaries	(4.1)	(1.3)	(2.4)
Revaluation of investments	–	–	3.2
Minimum pension liability	2.2	(3.4)	(47.1)

Net addition to shareholders’ funds	91.2	125.6	45.1

Opening shareholders’ funds	690.7	565.1	520.0

Closing shareholders’ funds	781.9	690.7	565.1

(i)	2003 and 2002 profit for the financial year under US GAAP, currency translation, taxation on stock based compensation and shareholders’ funds have been restated (see page 119 and below).

Restatement of Shareholders’ Funds

Shareholders’ funds have been restated below to reflect: (1) vacation pay accruals; (2) deferred taxation on vacation pay accruals and stock based compensation; and (3) deferred taxation on gains deferred into replacement assets and on tax deductible goodwill. The effects on shareholders’ funds are as follows:

	2003	2002	2001
		(£ million)
Shareholders’ funds under US GAAP as previously reported	709.9	582.3	536.1
Restatements:
Creditors: holiday pay (1)	(3.1)	(3.5)	(3.2)
Deferred taxation – on adjustments (2)	5.2	4.9	4.1
Deferred taxation – methodology (3)	(21.3)	(18.6)	(17.0)

Shareholders’ funds as restated	690.7	565.1	520.0

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

The categories of cash flow activity under US GAAP are summarised as follows:

	2004	2003	2002
		(£ million)
Cash flows from operating activities	207.3	165.3	152.4
Cash flows from investing activities	(186.3)	(23.3)	(214.2)
Cash flows from financing activities	(14.1)	(139.0)	57.8

Increase/(decrease) in cash and cash equivalents	6.9	3.0	(4.0)
Exchange adjustments	(0.3)	0.5	0.1
Cash and cash equivalents at beginning of year	26.0	22.5	26.4

Cash and cash equivalents at end of year	32.6	26.0	22.5

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Additional Information in Respect of Earnings Per Share

The following table sets out the computation of basic and diluted earnings per Ordinary Share from continuing operations under US GAAP:

	2004	2003	2002
		(£ million)
Numerator:
Profit for the financial year as adjusted to accord with US GAAP(i)	142.4	179.5	145.2

Numerator for diluted earnings per Ordinary Share	142.4	179.5	145.2

(i)	2003 and 2002 profit for the financial year as adjusted to accord with US GAAP have been restated (see page 119).

	2004	2003	2002
	(Shares million)
Denominator:
Denominator for basic earnings per Ordinary Share	935	930	926
Effect of dilutive securities: share option schemes	7	6	8

Denominator for diluted earnings per Ordinary Share	942	936	934

Basic earnings per Ordinary Share from continuing operations(ii)	15.23p	16.83p	13.78p
Basic earnings per Ordinary Share from discontinued operations	–	2.47p	1.90p
Diluted earnings per Ordinary Share from continuing operations(ii)	15.12p	16.72p	13.66p
Diluted earnings per Ordinary Share from discontinued operations	–	2.46p	1.89p

(ii)	Earnings from continuing operations for 2003 and 2002 have been restated (see page 119).

Additional Information in Respect of Deferred Taxation

The analysis of the deferred taxation (liability)/asset required by US GAAP is summarised as follows:

		Restated(iii)
	2004	2003
	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	(41.5)	(39.3)
Other temporary differences	(70.9)	(68.3)

	(112.4)	(107.6)
Deferred taxation assets:
Taxation effect of losses carried forward	4.0	5.1
Other temporary differences	102.8	73.1

	106.8	78.2

	(5.6)	(29.4)

Of which:
Current	50.0	21.6
Non-current	(55.6)	(51.0)

	(5.6)	(29.4)

(iii)	2003 deferred taxation asset required by US GAAP has been restated (see page 122).

The losses carried forward of £10.6m expire between 2006 and 2019 of which £0.5m expire between 2006 and 2010.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

Additional Information in Respect of the Group’s Two Principal Defined Benefit Pension Plans

The two principal defined benefit pension plans are those in the UK and the US. The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	2004	2003	2002
	(£ million)
Service cost	12.2	11.3	10.9
Interest cost	21.6	20.1	19.1
Expected return on plan assets	(19.5)	(16.0)	(21.2)
Amortisation of prior service cost	0.6	0.6	2.3
Amortisation of net actuarial loss/(gain)	6.8	6.6	0.6

Net periodic pension cost	21.7	22.6	11.7

The major assumptions used in computing the pension cost under US GAAP for the two principal plans are:

	2004	2003	2002
	(%)
UK:
Expected long-term rate of return on plan assets for net benefit costs	7.1	6.9	6.9
Discount rate for net benefit costs	5.4	5.6	6.0
Discount rate for year end benefit obligations	5.3	5.4	5.6
Expected long-term rate of earnings increases for net benefit costs	4.8	4.3	4.0
Expected long-term rate of earnings increases for year end benefit obligations	4.9	4.8	4.3
US:
Expected long-term rate of return on plan assets for net benefit costs	8.8	8.8	8.8
Discount rate for net benefit costs	6.0	7.0	7.0
Discount rate for year end benefit obligations	5.8	6.0	7.0
Expected long-term rate of earnings increases for net benefit costs	5.0	5.0	5.0
Expected long term rate of earnings increases for year end benefit description	5.0	5.0	5.0

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

The following table sets out the funded status and amounts that would be recognised under US GAAP in the balance sheet at 31 December 2004 and 2003 for the Group’s two principal plans:

	2004		2003
	UK Plan	US Plan	UK Plan	US Plan
	(£ million)
Fair value of plan assets	212.3	71.8	192.1	63.0
Projected benefit obligation	(287.7)	(131.7)	(265.5)	(124.4)

Projected benefit obligation in excess of plan assets	(75.4)	(59.9)	(73.4)	(61.4)
Unrecognised prior service cost	0.4	0.1	0.9	0.2
Unrecognised net loss	66.8	49.5	67.3	50.9

	(8.2)	(10.3)	(5.2)	(10.3)
Deficit on accumulated benefit obligation basis	(48.6)	(18.5)	(51.0)	(21.4)

Accrued pension cost	(56.8)	(28.8)	(56.2)	(31.7)

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

The following table sets out the accumulated benefit obligation and market value of assets for the Group’s two principal plans:

	2004		2003
	UK	US	UK	US
	(£ million)
Accumulated benefit obligation	(269.1)	(100.6)	(248.3)	(94.7)
Market value of assets	212.3	71.8	192.1	63.0

The measurement date for both Plans is 31 December.

In the UK plan, the assets principally comprise UK and other listed equities, bank deposits and UK Government index-linked stocks. In the US plan, the assets principally comprise US equities, other listed equities and fixed income securities.

The following table sets out the Company’s pension plan asset allocation in the UK for the last two fiscal years, together with the target allocation for 2005:

	Target Allocation	Percentage of Plan Assets at 31 December
	2005	2004	2003
		(%)
Asset Category
Equity securities	60 – 80	73.9	74.5
Debt securities	15 – 25	16.8	16.8
Property	0 – 8	5.4	5.2
Other	0 – 5	3.9	3.5

Total		100%	100%

The long-term investment strategy for the Smith & Nephew UK Pension Fund (“the UK Plan”) is for sufficient index-linked and fixed interest investments to be held to match in the medium-term the excess of benefits over contributions. The balance of the UK Plan’s investments will be invested in equities and property unit trusts.

The UK Plan is not permitted to have a direct shareholding in Smith & Nephew plc or associated companies.

The following table sets out the company’s pension plan asset allocation in the US for the last two fiscal years, together with the target allocation for 2005:

	Target Allocation	Percentage of Plan Assets at 31 December
	2005	2004	2003
	(%)
Asset Category
Equity securities	68 – 80	78.1	76.4
Debt securities	20 – 26	21.5	20.7
Other	0 – 5	0.4	2.9

Total		100%	100%

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

The US Plan is not permitted to have a direct shareholding in Smith & Nephew plc or associated companies.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

A reconciliation of the projected benefit obligation and the fair value of plan assets is shown in the following tables:

	2004		2003
	UK Plan	US Plan	UK Plan	US Plan
	(£ million)
Projected benefit obligation at beginning of year	265.5	124.4	231.7	105.2
Service cost	6.3	5.9	6.7	4.6
Interest cost	14.4	7.2	13.0	7.1
Plan participant contributions	3.6	–	2.7	–
Actuarial loss	9.0	6.2	22.6	23.5
Benefits and expenses paid	(11.1)	(2.9)	(11.2)	(2.9)
Exchange adjustment	–	(9.1)	–	(13.1)

Projected benefit obligation at end of year	287.7	131.7	265.5	124.4

Fair value of plan assets at beginning of year	192.1	63.0	164.1	50.5
Actual return on assets	19.1	7.2	28.0	11.6
Company contributions	8.6	9.2	8.5	10.4
Plan participant contributions	3.6	–	2.7	–
Benefits and expenses paid	(11.1)	(2.9)	(11.2)	(2.9)
Exchange adjustment	–	(4.7)	–	(6.6)

Fair value of plan assets at end of year	212.3	71.8	192.1	63.0

The following table sets out the benefit payments used in the calculation of the expected benefit obligation:

	United Kingdom	United States
	£ million
Actual Payments
2003	11.2	2.9
2004	11.1	2.9

Expected Future Payments
2005	12.3	2.8
2006	13.0	3.0
2007	13.1	3.2
2008	14.3	3.5
2009	15.1	3.8
2010 — 2014	85.5	27.7

The employer’s best estimate of contributions expected to be paid in 2005 to the UK Plan is £8.8m and to the US Plan is £8.9m.

Additional information in respect of the Group’s healthcare benefits after retirement in the UK and the US

The movement in the accumulated post retirement benefit obligation under the Group’s post-retirement healthcare schemes is as follows:

	2004		2003
	UK	US	UK	US
	(£ million)
At beginning of year	3.7	6.4	3.4	7.0
Service cost	0.1	0.1	0.1	0.1
Interest cost	0.2	0.4	0.2	0.4
Change in assumptions	–	0.2	–	–
Actuarial loss	0.1	1.2	0.2	–
Benefits paid	(0.2)	(0.4)	(0.2)	(0.4)
Exchange adjustment	–	(0.5)	–	(0.7)

At end of year	3.9	7.4	3.7	6.4

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

	2004		2003
	UK	US	UK	US
	(£ million)
Accumulated benefit obligation	3.9	7.4	3.7	6.4
Unrecognised net gain	(0.2)	(2.6)	(0.1)	(1.5)
Prior service loss	–	0.1	–	0.1

Accrued healthcare cost	3.7	4.9	3.6	5.0

The effect of a one percentage point change in the rate of medical cost inflation would increase/(decrease) the accumulated post retirement benefit obligation as follows:

	2004		2003
	UK	US	UK	US
	(£ million)
1% increase	0.1	0.6	0.1	0.5
1% decrease	(0.1)	(0.5)	(0.1)	(0.4)

The assumed post retirement healthcare cost trend for 2005 and thereafter is expected to be approximately 1% above the discount rate.

Additional Information Relating to Leases

Future lease payments under US GAAP at 31 December 2004 are as follows:

	Operating Leases		Capital Leases
	Land and Buildings	Other Assets	Land and Buildings	Other Assets
	(£ million)
Within one year	10.1	9.7	1.2	0.3
After one and within two years	7.3	5.4	0.9	0.2
After two and within three years	6.2	2.4	0.9	0.1
After three and within four years	6.0	0.3	0.9	–
After four and within five years	5.9	–	0.9	–
After five years	24.4	–	10.5	–

	59.9	17.8	15.3	0.6

Less: imputed interest			(6.1)	–

Present value of future lease payments			9.2	0.6

Additional Information Regarding Provisions for Bad and Doubtful Debts

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Deductions(i)	Balance at end of year
	(£ million)
Year ended 31 December 2004	7.3	15.4	(0.3)	(1.7)	20.7
Year ended 31 December 2003	7.0	1.3	(0.2)	(0.8)	7.3
Year ended 31 December 2002	7.3	0.5	(0.4)	(0.4)	7.0

(i)	Represents the excess of amounts written off over recoveries.

PARENT COMPANY BALANCE SHEET

	At 31 December
	2004	2003
	(£ million)
Fixed assets:
Tangible assets — (Note 41)	6.6	7.0
Investments — (Note 42)	2,377.5	756.8

	2,384.1	763.8

Current assets:
Debtors — (Note 43)	421.8	1,538.6
Cash and bank — (Note 44)	1.6	3.1

	423.4	1,541.7

Creditors: amounts falling due within one year:
Borrowings — (Note 44)	24.6	67.2
Other creditors — (Note 45)	2,181.6	1,798.0

	2,206.2	1,865.2

Net current liabilities	(1,782.8)	(323.5)

Total assets less current liabilities	601.3	440.3
Creditors: amounts falling due after more than one year:
Borrowings — (Note 44)	144.0	98.3
Other creditors — (Note 45)	11.6	4.8
Provisions for liabilities and charges — (Note 46)	–	1.2

	155.6	104.3

	445.7	336.0

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note 23)	114.5	114.1
Share premium account — (Note 47)	159.6	152.0
Profit and loss account — (Note 47)	175.8	72.0
Own shares — (Note 27)	(4.2)	(2.1)

Shareholders’ funds	445.7	336.0

Approved by the Board on 8 March 2005.

Dudley Eustace Chairman Christopher O’Donnell Chief Executive Peter Hooley Finance Director

NOTES TO THE PARENT COMPANY ACCOUNTS

40.	Accounting Policies

The separate accounts of the parent company are presented as required by the Companies Act 1985. The principal accounting policies are the same as those set out in Note 1 of the Notes to the Group Accounts.

41.	Tangible Fixed Assets

2004
(£ million)
Cost:
At 1 January	18.2
Additions	0.8
Disposals	(1.5)

At 31 December	17.5

Depreciation:
At 1 January	11.2
Charge for the year	1.2
Disposals	(1.5)

At 31 December	10.9

Net book amount at 31 December 2004	6.6

Net book amount at 31 December 2003	7.0

Tangible fixed assets comprise plant and equipment.

42.	Investments

2004
(£ million)
At 1 January	756.8
Additions	1,682.0
Disposals	(61.3)

At 31 December	2,377.5

Investments represent holdings in subsidiary undertakings and are stated at cost less any provision for impairment.

42.	Investments — (continued)

Principal Subsidiary Undertakings

The information provided below is given for principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T J Smith & Nephew Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew AG	Medical Devices	Switzerland

America:
Smith & Nephew Inc	Medical Devices	Canada
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Inc	Medical Devices	Puerto Rico
Smith & Nephew Inc	Medical Devices	United States

Africa, Asia and Australasia:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

Principal Associated Undertakings, Joint Ventures and Other Arrangements

The Group owns 50% of BSN Medical GmbH & Co KG, a medical supplies company incorporated and located in Germany.

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

43.	Debtors

	2004	2003
	(£ million)
Amounts falling due within one year:
Trade and other debtors	2.9	1.1
Amounts owed by subsidiary undertakings	365.0	1,483.3
Amounts owed by joint venture	0.4	0.5
Prepayments and accrued income	1.9	2.1
Current taxation	6.0	–
Debit balances on currency swaps	21.1	30.8

	397.3	1,517.8

Amounts falling due after more than one year:
Deferred taxation	0.1	–
Debit balances on currency swaps	24.4	20.8

	24.5	20.8

	421.8	1,538.6

44.	Borrowings

	2004	2003
	(£ million)
Borrowings — Bank loans and overdrafts:
Due within one year or on demand	24.6	67.2
Due after one year	93.7	98.3
Loan Notes — due after one year (in 2006)	50.3	–

	168.6	165.5
Cash and bank	(1.6)	(3.1)
Debit balances on currency swaps	(45.5)	(51.6)
Credit balances on currency swaps	14.8	9.4

Net debt	136.3	120.2

The parent company has currency swaps that have maturities ranging from 2005 to 2006 and are translated at year-end exchange rates. Gross sterling equivalents of £640.5m (2003 — £593.1m) receivable and £609.8m (2003 — £550.9m) payable have been netted. £45.5m is reported as debit balances on currency swaps and £14.8m as credit balances on currency swaps the net of which is a debit balance of £30.7m (2003 — £51.6m as debit balances on currency swaps and £9.4m as credit balances on currency swaps the net of which is a debit balance of £42.2m). Currency swaps include fixed and floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

45.	Other Creditors

	2004	2003
	(£ million)
Amounts falling due within one year:
Trade creditors	2.8	3.0
Amounts owed to subsidiary undertakings	2,129.2	1,741.7
Accruals and deferred income	6.9	7.6
Current taxation	–	12.2
Ordinary share dividends	30.0	28.9
Credit balances on currency swaps	12.7	4.6

	2,181.6	1,798.0

Amounts falling due after one year:
Acquisition consideration	9.5	–
Credit balances on currency swaps	2.1	4.8

	11.6	4.8

Amounts falling due after more than one year are payable as follows: £11.6m in 2006 (2003 — £3.6m in 2005 and £1.2m in 2006).

46.	Provisions for Liabilities and Charges

The movement in provisions for liabilities and charges during the year from £1.2m to nil represents utilisation of provisions and changes in deferred taxation. The provision for deferred taxation is made up as follows:

	2004	2003
	(£ million)
Other fixed asset timing differences:	1.2	1.4
Other timing differences	(1.3)	(0.8)

	(0.1)	0.6

Net deferred taxation liability	–	0.6
Net deferred taxation asset (Note 43)	(0.1)	–

	(0.1)	0.6

47.	Reserves

	Share premium	Profit and loss account
	(£ million)
At 1 January 2004	152.0	72.0
Retained profit for the year	–	104.7
Share based expense recognised in the profit and loss	–	1.1
Cost of shares transferred to beneficiaries	–	(2.0)
Share options	7.6	–

At 31 December 2004	159.6	175.8

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the parent company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Parent Company is £104.7m (2003 — £21.1m loss).

On 23 June 2003, following the cancellation of the 5½% £1.00 cumulative preference shares (Note 23), a capital redemption reserve of £0.3m was established in the Parent Company. This reserve was extinguished during 2003.

48.	Contingent Liability

	2004	2003
	(£ million)
Guarantees in respect of subsidiary undertakings	8.7	9.9

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

Shareholder return	134
Information for shareholders	136
Share capital	138
Five year record	140
Exchange rates	143
Taxation information for shareholders	144
Memorandum and articles of association	147

SHAREHOLDER RETURN

Dividend History

Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover (the ratio of attributable earnings before goodwill amortisation and exceptional items, as set out in the “Five Year Record”, to ordinary dividends). This was intended to increase the financing capability of the Group for acquisitions and other investments. Over the last three years the dividend has been increased in line with inflation. Dividend cover has increased from 3.3 times in 2002 to 4.1 times in 2004.

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and paid in November, and the final dividend for each year is normally recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following table shows the dividends on each Ordinary Share (as increased by the associated UK tax credit of 10%, but before deduction of withholding taxes) for the fiscal years 2000 through 2004. If approved by shareholders, the 2004 final dividend will be payable on 13 May 2005. The dividends are declared in pence per Ordinary Share and have been translated into US cents per share at the Noon Buying Rate on the payment date.

	Years ended 31 December
	2004		2003	2002	2001	2000
Pence per share:
Interim	2.111		2.056	2.000	1.944	1.889
Final	3.556		3.444	3.333	3.222	3.111

Total	5.667		5.500	5.333	5.166	5.000

US cents per share:
Interim	3.916		3.299	3.155	2.753	2.714
Final	6.845	(i)	5.567	5.408	4.611	4.459

Total	10.761		8.866	8.563	7.364	7.173

(i)	Translated at the Noon Buying Rate on 28 February 2005 of US$ 1.925 = £1. This is equivalent to 34.225 cents per ADS.

On 11 August 2000, a special dividend of £415.6m (41.27p per old Ordinary 10p Share, including tax credit, equivalent to US$3.105 per ADS) was paid.

Share Prices

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Shares			ADSs
	High		Low	High	Low
	£		£	US$	US$
Fiscal Year ended 31 December:
2000	3.30	(i)	1.57	23.07	12.57
2001	4.20		2.91	30.46	20.90
2002	4.30		3.05	32.30	23.50
2003	4.83		3.30	42.18	26.45
2004	6.14		4.39	59.20	40.36

Quarters in the Fiscal Year ended 31 December:
2003:
1st Quarter	4.00		3.30	31.55	26.45
2nd Quarter	4.26		3.48	34.73	28.91
3rd Quarter	4.20		3.48	34.19	28.61
4th Quarter	4.83		4.03	42.18	33.46
2004:
1st Quarter	5.57		4.39	52.64	40.36
2nd Quarter	5.99		5.59	55.64	49.50
3rd Quarter	6.14		4.70	59.20	41.93
4th Quarter	5.53		4.51	53.79	41.54
2005:
1st Quarter (through 28 February 2005)	5.58		5.11	53.25	47.86

Last Six Months:
September 2004	5.15		4.80	46.77	43.13
October 2004	5.22		4.51	47.50	41.54
November 2004	5.40		4.64	51.95	42.71
December 2004	5.53		5.23	53.79	50.69
January 2005	5.33		5.11	51.90	47.86
February 2005	5.58		5.31	53.25	49.68

(i)	This does not include the anomalous closing share price of 386p on 31 July 2000 on the London Stock Exchange.

INFORMATION FOR SHAREHOLDERS

Financial Calendar

Quarter One results and AGM	5 May 2005
Payment of 2004 final dividend	13 May 2005
Half year results announced	4 August 2005
Quarter Three results announced	27 October 2005
Payment of 2005 interim dividend	11 November 2005
Full year results announced	Early February 2006
Annual Report posted	March 2006
Annual General Meeting	April 2006

Final Dividend

The Ordinary Shares and ADSs will trade ex-dividend on the London and New York Stock Exchanges respectively from 20 April 2005 and the record date will be 22 April 2005 in respect of the proposed 2004 final dividend of 3.20p per Ordinary Share to be paid on 13 May 2005.

Ordinary Shares

Payment of cash dividends

Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed an electronic bank transfer mandate should contact the Company’s registrars.

Dividend re-investment plan

The Company has a dividend re-investment plan that offers shareholders, except those in North America, the opportunity to invest their cash dividends in further Smith & Nephew Ordinary Shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2004 final dividend are available from Lloyds TSB Registrars who administer the plan on behalf of the Company.

UK capital gains tax

For the purposes of UK capital gains tax the price of Ordinary Shares on 31 March 1982 was 35.04p.

Smith & Nephew share price

The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www.londonstockexchange.com where it is updated at intervals throughout the day. It is quoted daily in UK national newspapers, as well as on Ceefax and Teletext. The Financial Times Cityline Service, telephone +44 (0)906 8403 4043, provides an up to the minute share price. A fee (currently 60p per minute) is charged for this service.

Share dealing service

A postal and telephone facility that provides a competitive method of buying and selling Smith & Nephew shares is available through Hoare Govett Limited. For information contact Hoare Govett Ltd., 250 Bishopsgate, London EC2M 4AA, UK. Telephone +44 (0)20 7678 8300. Lloyds TSB Registrars or your bank or building society may also provide a share dealing service.

Smith & Nephew corporate ISA

The Company has a corporate Individual Savings Account (ISA), for UK shareholders, administered by Lloyds TSB Registrars. For information about this service please contact their helpline on telephone +44 (0)870 2424 244.

Shareview

To view information about your shareholdings on the internet, register at www.shareview.com, the Lloyds TSB Registrars enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via our website at www.smith-nephew.com rather than a copy in the post. Such electronic communications cut down printing and distribution costs and are less harmful to the environment.

Shareholder enquiries

For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DS, UK. Telephone +44 (0)870 600 3996.

American Depositary Receipts (“ADRs”)

In the US, the Company’s Ordinary Shares are traded in the form of ADSs, evidenced by ADRs, and trade on the NYSE under the symbol SNN. Each American Depositary Share represents five Ordinary Shares. Bank of New York is the authorised depositary bank for the Company’s ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information contact: Bank of New York on +1-888-BNY-ADRS (toll-free) or visit www.adrbny.com.

The Company furnishes the Bank of New York, as depositary, with this annual report containing Consolidated Financial Statements and the opinion thereon by its independent auditors. Such financial statements are prepared under UK GAAP. The annual report contains reconciliations of net income, cash flow and shareholders’ funds prepared under UK GAAP to those prepared under US GAAP. The Company also furnishes the Bank of New York with semi-annual reports prepared in conformity with UK GAAP, which contain unaudited interim consolidated financial information. Upon receipt thereof, the Bank of New York mails all such reports to recorded holders. The Company also furnishes to the Bank of New York all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York makes such notices, reports and communications available for inspection by recorded holders of ADSs and mails to all recorded holders of ADSs notices of shareholders’ meetings received by the Bank of New York.

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and is quoted daily in the Wall Street Journal.

Annual General Meeting

The Company’s sixty-eighth Annual General Meeting is to be held on 5 May 2005 at The Institution of Mechanical Engineers, Birdcage Walk, Westminster, London SW1H 9JJ at 1pm. Notice of the meeting is enclosed with an accompanying letter from the Chairman.

Registered office

Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357.

Advisors

Solicitors:	Ashurst
Pinsent Masons
Auditors:	Ernst & Young LLP
Stockbrokers:	JP Morgan Cazenove
Dresdner Kleinwort Wasserstein

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

Shareholdings

As of 28 February 2005, 7,471,787 ADSs equivalent to 37,358,935 Ordinary Shares or approximately 4.0% of the total Ordinary Shares in issue, were outstanding and were held by 59 registered holders.

As of 28 February 2005, to the knowledge of the Group, there were 24,877 registered holders of Ordinary Shares, of whom 92 had registered addresses in the US and held a total of 269,506 Ordinary Shares (less than 0.1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Until 23 June 2003 Smith & Nephew had in issue 268,500 5 1/2% Cumulative Preference Shares of £1 each, whose right to a dividend of 5 1/2% per annum was preferred over the rights to dividends of the holders of Ordinary Shares. The Cumulative Preference Shares were cancelled and repaid on 7 July 2003.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government.

As of 28 February 2005, no persons are known to Smith & Nephew to have any interest (as defined in the Companies Act 1985) in 3% or more of the Ordinary Shares, other than AXA Investment Managers (5.2%, 48,966,535 Ordinary Shares) and Legal & General Investment Management (3.8%, 35,284,264 Ordinary Shares).

The following table shows changes over the last three years in the percentage of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Companies Act 1985:

	As at 31 December
	2004	2003	2002
		(%)
FMR Corp & Fidelity	5.5	7.9	6.8
AXA Investment Managers	3.7	3.7	5.0
Legal and General Investment Management	3.3	3.4	–
Capital Group of Companies Inc.	–	8.0	–

Purchase of Ordinary Shares on behalf of the Company

	Total shares purchased	Average price paid per share
	(Number)	(p)
Date Purchased:
31 March 2004	447,709	540
15 December 2004	304,772	549

Total	752,481	545

The shares detailed above were purchased in the open market by Mourant & Co Trustees Limited, trustees of the Smith & Nephew Employees’ Share Trust Limited in connection with the long-term incentive plan referred to in the “Remuneration Report”. No shares were purchased or contracted for or are subject of an option under the company share repurchase programme approved by shareholders on 6 May 2004.

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

FIVE YEAR RECORD

	2004	2003	2002	2001	2000
	(£ million, except per Ordinary Share amounts)
Amounts in accordance with UK GAAP:

Group Profit and Loss Account
Turnover:
Continuing operations	1,248.5	1,178.9	1,083.7	978.3	911.5
Discontinued operations	–	–	26.2	103.4	223.2

Group turnover	1,248.5	1,178.9	1,109.9	1,081.7	1,134.7
Share of joint venture	165.9	163.9	155.0	123.6	–

	1,414.4	1,342.8	1,264.9	1,205.3	1,134.7

Operating profit:
Continuing operations:
Before goodwill amortisation and exceptional items	251.5	220.7	196.0	174.4	156.9
Goodwill amortisation	(20.5)	(18.5)	(17.5)	(10.4)	(6.9)
Exceptional items	(80.0)	(22.4)	(29.9)	(21.1)	(12.4)
Discontinued operations:
Before exceptional items	–	–	2.1	11.1	29.0
Exceptional items	–	–	–	–	(3.9)

	151.0	179.8	150.7	154.0	162.7
Share of operating profit of the joint venture:
Before exceptional items	23.8	22.7	19.6	12.8	–
Exceptional items	–	(2.7)	(2.6)	(5.0)	–

	174.8	199.8	167.7	161.8	162.7
Share of operating profit of the associated undertaking	–	4.8	4.9	–	–

	174.8	204.6	172.6	161.8	162.7
Profit on disposals	–	31.5	18.0	49.2	109.5

Profit on ordinary activities before interest	174.8	236.1	190.6	211.0	272.2
Net interest receivable/(payable)	3.1	(6.0)	(12.7)	(17.4)	(7.0)

Profit on ordinary activities before taxation	177.9	230.1	177.9	193.6	265.2
Taxation	(52.7)	(82.0)	(65.8)	(64.0)	(57.7)

Attributable profit for the year	125.2	148.1	112.1	129.6	207.5

Basic earnings per Ordinary Share	13.39p	15.92p	12.11p	14.07p	20.07p
Diluted earnings per Ordinary Share	13.30p	15.82p	12.02p	13.95p	19.95p

Results before goodwill amortisation and exceptional items
Profit on ordinary activities before taxation	177.9	230.1	177.9	193.6	265.2
Adjustments:
Continuing operations: goodwill amortisation	20.5	18.5	17.5	10.4	6.9
Continuing operations: exceptional items	80.0	22.4	29.9	21.1	12.4
Discontinued operations: exceptional items	–	–	–	–	3.9
Share of joint venture exceptional items	–	2.7	2.6	5.0	–
Net profit on disposals	–	(31.5)	(18.0)	(49.2)	(109.5)

Profit before taxation, goodwill amortisation and exceptional items	278.4	242.2	209.9	180.9	178.9
Taxation on profit before goodwill amortisation and exceptional items	(80.7)	(70.2)	(61.6)	(52.3)	(52.9)

Earnings before goodwill amortisation and exceptional items (“Adjusted”)	197.7	172.0	148.3	128.6	126.0

Average number of shares	935	930	926	921	1,034
Adjusted basic earnings per Ordinary Share(i)	21.14p	18.49p	16.02p	13.96p	12.19p
Adjusted diluted earnings per Ordinary Share(ii)	21.01p	18.38p	15.89p	13.84p	12.12p

2004	2003	2002	2001	2000
(£ million, except per Ordinary Share amounts)
Group Profit and Loss Account — (continued)
Dividends per Ordinary Share	5.10	p	4.95	p	4.80	p	4.65	p	4.50	p
Special dividends per Ordinary Share	–	–	–	–	37.14	p

Operating profit (before goodwill amortisation and exceptional items) to Group turnover	20.1%	18.7%	17.8%	17.1%	16.4%
Research and development costs to Group turnover	5.3%	5.7%	5.5%	4.7%	4.0%
Capital expenditure (including intangibles) to Group turnover	8.2%	6.2%	7.7%	6.9%	5.6%

Group Balance Sheet
Fixed assets	740.6	653.6	701.5	570.0	426.0
Net current assets	269.5	185.8	74.0	99.8	132.8
Creditors falling due after more than one year	(160.1)	(108.4)	(170.5)	(169.5)	(187.2)
Provisions	(123.0)	(90.2)	(88.1)	(95.3)	(103.5)

Capital employed	727.0	640.8	516.9	405.0	268.1

Called up equity and non-equity share capital	114.5	114.1	113.8	113.4	112.7
Reserves	616.7	528.8	406.3	294.1	158.3
Investment in own shares	(4.2)	(2.1)	(3.2)	(2.5)	(2.9)

Capital and reserves	727.0	640.8	516.9	405.0	268.1

Operating profit (before goodwill amortisation and exceptional items) to average capital employed plus net debt	34%	32%	29%	34%	36%

Group Cash Flow
Cash flow from operating activities	226.6	214.5	211.0	193.5	204.0
Capital expenditure net of disposals	(101.1)	(71.4)	(85.4)	(73.0)	(63.8)

125.5	143.1	125.6	120.5	140.2
Interest, taxation and dividends	(66.0)	(94.3)	(102.1)	(134.7)	(529.4)
Acquisitions and disposals (iii)	(85.2)	48.1	(128.8)	5.0	158.7
Movements in share capital and own shares	3.9	7.2	3.7	7.8	4.8

(21.8)	104.1	(101.6)	(1.4)	(225.7)
Exchange adjustments	36.9	45.7	68.2	(5.8)	(32.9)
Opening net borrowings	(127.1)	(276.9)	(243.5)	(236.3)	22.3

Closing net borrowings	(112.0)	(127.1)	(276.9)	(243.5)	(236.3)

Gearing	15%	20%	54%	60%	88%

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing profit before taxation, goodwill amortisation and exceptional items less taxation on profit before exceptional items by the average number of shares.
(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing profit before taxation, goodwill amortisation and exceptional items less taxation on profit before exceptional items by the diluted number of shares.
(iii)	2004 includes £50.3m of loan notes issued on acquisition.

Amounts in accordance with US GAAP:

Smith & Nephew prepares its accounts in accordance with UK GAAP which differ in certain respects from US GAAP. Reconciliations of profit for the financial year and shareholders’ funds are set out in Note 39 of Notes to the Group Accounts. Key Profit and Loss and Balance Sheet data are as follows:

Years ended 31 December
	2004	Restated 2003(v)	Restated 2002(v)	2001(vi)	2000(vi)
(£ million, except per Ordinary Share and per ADS amounts)
Profit from continuing operations	142.4	156.5	127.6	68.5	76.3
Profit from discontinued operations	–	23.0	17.6	38.4	125.9

Profit for the financial year	142.4	179.5	145.2	106.9	202.2

Ordinary dividends per Ordinary Share	5.00p	4.85p	4.70p	4.55p	5.70p
Special dividend per Ordinary Share	–	–	–	–	37.14p

Basic earnings as so adjusted per Ordinary Share:
Continuing operations	15.23p	16.83p	13.78p	7.44p	7.38p
Discontinued operations	–	2.47p	1.90p	4.16p	12.18p

Total	15.23p	19.30p	15.68p	11.60p	19.56p

Diluted earnings as so adjusted per Ordinary Share (i):
Continuing operations	15.12p	16.72p	13.66p	7.36p	7.33p
Discontinued operations	–	2.46p	1.89p	4.13p	12.09p

Total	15.12p	19.18p	15.55p	11.49p	19.42p

Basic earnings so adjusted per ADS(ii):
Continuing operations	76.2p	84.1p	68.9p	37.2p	36.9p
Discontinued operations	–	12.4p	9.5p	20.8p	60.9p

Total	76.2p	96.5p	78.4p	58.0p	97.8p

Diluted earnings as so adjusted per ADS (ii):
Continuing operations	75.6p	83.6p	68.3p	36.8p	36.6p
Discontinued operations	–	12.3p	9.5p	20.7p	60.5p

Total	75.6p	95.9p	77.8p	57.5p	97.1p

Group Balance Sheet Data

Amounts in accordance with UK GAAP:
Total assets	1,419.9	1,244.7	1,234.2	1,095.4	959.8
Net assets (iv)	727.0	640.8	516.9	405.0	268.1
Share capital (iii)	114.5	114.1	113.5	113.1	112.4

Amounts in accordance with US GAAP:
Total assets	1,544.2	1,376.1	1,379.2	1,173.9	1,091.1
Net assets	781.9	690.7	565.1	536.1	460.9

(i)	Diluted earnings per Ordinary Share is calculated on the weighted average of 942m shares, (2003 — 936m shares, 2002 — 934m shares, 2001 — 930m shares and 2000 — 1,041m shares) after allowing for the allotment of shares under option schemes.
(ii)	In 2002, 2001 and 2000 per ADS amounts have been restated to reflect each ADS representing five Ordinary Shares as the ratio changed from ten to five in 2003.
(iii)	Included in net assets.
(iv)	Net assets includes non-equity capital of £0.3m in 2002, 2001 and 2000.
(v)	2003 and 2002 profit from continuing operations, earnings per share and net assets in accordance with US GAAP have been restated as detailed in Note 39 of Notes to the Group Accounts.
(vi)	2001 and 2000 have not been restated as detailed in (v) above because it is considered impractical.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, the Noon Buying Rates expressed in US Dollars per £1:

	Year end	Average(ii)	High	Low
Fiscal year:
2000	1.49	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.84	1.95	1.75

(ii)	The average of the Noon Buying Rates on the last day of each month during the fiscal year.

	High	Low
Month:
February 2005(i)	1.93	1.86
January 2005	1.91	1.86
December 2004	1.95	1.91
November 2004	1.91	1.83
October 2004	1.84	1.78
September 2004	1.81	1.77

(i)	As of 28 February 2005, the latest practicable date, the Noon Buying Rate was 1.925.

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a US citizen or resident, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the issued Ordinary Shares. This discussion does not apply to persons operating clearance and/or depository services and those whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom, or (ii) a fixed base from which a US Holder performs independent personal services in the United Kingdom. This discussion does not apply to certain investors such as tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular consequences to them of the ownership of ADSs or Ordinary Shares.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For the purpose of the US/UK Double Taxation Treaty (the “Treaty”) and the prior US/UK Double Taxation Treaty (the “Prior Treaty”) and US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate US Holders. Accordingly, the analysis of the creditability of UK taxes, described below, and the availability of the reduced tax rate for dividends received by certain noncorporate US Holders could be affected by future actions that may be taken by parties to whom ADSs are pre-released.

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

Under the Treaty, US Holders are no longer entitled to the Tax Credit Amount because the Treaty does not provide for that entitlement. Furthermore, the UK does not currently impose a withholding tax on dividends paid by a UK corporation. The Treaty applies to dividend payments after 1 May 2003. However, if a US Holder would have been entitled to greater benefits under the Prior Treaty, the US Holder may elect to continue to apply the Prior Treaty until 1 May 2004.

Dividends paid and, if a US Holder elects under the Prior Treaty to claim a foreign tax credit with respect to the UK withholding, the associated Tax Credit Amount will be treated for US federal income tax purposes as foreign source ordinary income to a US Holder when the dividend is received to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders. The amount of the dividend which is includible in taxable income of a US Holder is the US Dollar value of the dividend, converted using the exchange rate on the date the depositary receives the dividend in the case of ADSs, or the date the US Holder receives the dividend in the case of Ordinary Shares. Conversion by a US Holder of Sterling received as a dividend into US Dollars may result in US source ordinary income to the US Holder to the extent attributable to fluctuations in foreign currency exchange rates between the date of receipt, as discussed in the previous sentence, and the date of conversion.

Dividends paid to certain noncorporate US Holders of Ordinary Shares or ADSs in taxable years beginning before 1 January 2009 may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. Noncorporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

The limitation of foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income. The UK withholding tax under the Prior Treaty is treated as foreign income tax which may, subject to certain limitations and restrictions, be eligible for credit against a US Holder’s US federal income tax liability for a US Holder that elects to include the associated Tax Credit Amount in income. US Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation of Capital Gains

US Holders, who are not resident or ordinarily resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or Ordinary Shares unless held in connection with a trade carried on in the UK through a permanent establishment (or in the case of individuals through a branch or agency). Furthermore, UK resident individuals who acquire ADSs or Ordinary Shares before becoming temporarily non-UK resident, may remain subject to UK taxation of capital gains on gains realised while non-resident.

For US federal income tax purposes, gains realised upon the sale or disposition of ADSs or Ordinary Shares by US Holders generally will be US source capital gains and will be long-term US source capital gains if the ADSs or Ordinary Shares were held for more than one year.

Inheritance and Estate Taxes

The UK Inland Revenue imposes inheritance tax on capital transfers which occur on death, and in the seven years preceding death. The UK Inland Revenue considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the United States and is not a UK national or domiciled in the United Kingdom will not be subject to UK inheritance tax in respect of ADSs and Ordinary Shares. A UK national who is domiciled in the United States will be subject to both UK inheritance tax and US federal estate tax but will be entitled to a credit for US federal estate tax charged in respect of ADSs and Ordinary Shares in computing the liability to UK inheritance tax. Conversely, a US citizen who is domiciled or deemed domiciled in the United Kingdom will be entitled to a credit for UK inheritance tax charged in respect of ADSs and Ordinary Shares in computing the liability for US federal estate tax. Special rules apply where ADSs and Ordinary Shares are business property of a permanent establishment of an enterprise situated in the United Kingdom.

US Information Reporting and Backup Withholding Tax

A US Holder may be subject to US information reporting and backup withholding tax on dividends paid or the proceeds of sales made within the US or through certain US-related financial intermediaries, unless the shareholder is a corporation or other exempt recipient or, in the case of backup withholding, provides a correct US taxpayer identification number and certain other conditions are met. US backup withholding tax may also apply if there has been a notification from the US Internal Revenue Service of a failure to report all interest or dividends.

Backup withholding tax deducted may be credited against the US Holder’s US federal income tax liability, and, where the withholding tax exceeds the actual liability, the US Holder may obtain a refund by timely filing the appropriate refund claim with the US Internal Revenue Service.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of Ordinary Shares. Transfers of Ordinary Shares will generally be subject to UK stamp duty at the rate of ½% of the consideration given for the transfer with the duty rounded up to the nearest £5 if necessary.

UK stamp duty reserve tax (“SDRT”) arises when there is an agreement to transfer shares in UK companies “for consideration in money or money’s worth”, and so an agreement to transfer Ordinary Shares for money or other consideration may give rise to a charge to SDRT at the rate of ½% (rounded up to the nearest penny). If an instrument of transfer of the Ordinary Shares is subsequently executed, the instrument of transfer will generally be subject to stamp duty. The charge of SDRT will be cancelled, and any SDRT already paid will be refunded, if within six years of the agreement an instrument of transfer is produced to the United Kingdom Inland Revenue and the appropriate stamp duty paid.

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

A charge of stamp duty or SDRT at the rates of 1 1/2% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of Ordinary Shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) and will generally be payable by the Depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits. No liability for SDRT will arise on any agreement to transfer an ADS or beneficial interest in an ADS.

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

The Company’s Ordinary Shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future. In accordance with English law the Company’s Ordinary Shares rank equally.

In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of an Ordinary Share.

The Company is incorporated under the name Smith & Nephew plc and is registered in England and Wales with registered number 324357. The fourth clause of the Company’s memorandum of association provides that its objects include to carry on business as an investment holding company, to carry on all or any of the businesses of dealers in and manufacturers of surgical dressings and instruments, pharmaceutical preparations or articles, proprietary articles of all kinds, surgical and scientific apparatus and materials of all kinds and buyers and sellers of goods of all kinds. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

Directors

Under the Company’s articles of association, a director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one percent of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (and/or officers) of the Company.

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

Any director who has been appointed by the directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional director, holds office only until the next Annual General Meeting and then shall be eligible for re-election by the shareholders. The other directors retire and are eligible for re-appointment at the third Annual General Meeting after the meeting at which they were last re-appointed. The directors are subject to removal with or without cause by the Board or the shareholders. Any director attaining 70 years of age retires at the next Annual General Meeting following their birthday. Such a Director may be re-appointed at the next Annual General Meeting. Directors are not required to hold any shares of the Company by way of qualification.

Rights Attaching to Shares

Under English law, dividends are payable on the Company’s Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act 1985. Holders of the Company’s Ordinary Shares are entitled to receive final dividends as may be declared by the shareholders in general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

The Company’s Board of Directors may declare such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of the Company).

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded and held. On a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for each Ordinary Share held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders present or by proxy entitled to vote at the meeting;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or

•	any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one, as above.

The necessary quorum for a general meeting is two shareholders present in person or by proxy carrying the right to vote upon the business to be transacted.

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are three kinds of which the most frequent will be ordinary or special resolutions:

•	an ordinary resolution, which includes resolutions for the re-election of directors, the approval of financial statements, the declaration of dividends, the appointment and re-appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending the Company’s memorandum and articles of association, disapplying statutory pre-emption rights or changing the Company’s name; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.

An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at the meeting at which there is a quorum.

Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the persons voting at the meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have as proxy.

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

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

PART I			Page
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	140-143
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	12, 23-26
Item 4	Information on the Company
	A	— History and Development of the Company	5
	B	— Business Overview	3, 6-15, 76-78
	C	— Organisational Structure	6, 130
	D	— Property, Plants and equipment	15
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	28-40, 44-45
		— Under International Financial Reporting Standards	46
		— Under US accounting principles	47
	B	— Liquidity and Capital Resources	42-45
	C	— Research and Development; Intellectual Property	14-15
	D	— Trend Information	41
	E	— Off Balance Sheet Arrangements	45
	F	— Tabular Disclosure of Contractual Obligations	45
	G	— Safe Harbor	3
Item 6	Directors, Senior Management and Employees
	A	— Directors and Senior Management	49-50
	B	— Compensation	57-65
	C	— Board Practices	51-55
	D	— Employees	22, 83
	E	— Share Ownership	22, 56-65, 97-100
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	56, 138
		— Host Country Shareholders	138
	B	— Related Party Transactions	45, 113
Item 8	Financial Information
	A	— Consolidated Statements and Other Financial Information	67-132
		— Legal Proceedings	16
		— Dividends	134
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing details	135
	B	— Plan of Distribution	n/a
	C	— Markets	138
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	147-149
	C	— Material Contracts	None
	D	— Exchange Controls	139
	E	— Taxation	144-146
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a
	H	— Documents on Display	56
	I	— Subsidiary Information	130

PART I — (continued)		Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	44-45
Item 12	Description of Securities Other than Equity Securities	n/a

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	53
Item 16	[Reserved]
Item 16A	Audit Committee Financial Expert	51-52
Item 16B	Code of Ethics	53
Item 16C	Principal Accountant Fees and Services	54-55
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	138

PART III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	67-132
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning

ADR	In the US, the Company’s Ordinary Shares are traded in the term of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the term of American Depositary Shares (“ADSs”).

Access	A product group within endoscopy comprising fluid management and insufflation devices for better surgical access.

Advanced wound management products	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual general meeting of the Group.

Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging.

Cannula	A sleeve which allows an entry point for surgeons to introduce endoscopic devices into a body cavity.

Casting	A product group comprising products that are used externally to immobilise a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Chronic and acute wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers. Acute wounds are those for which healing times can be reasonably predicted such as surgical and post-operative wounds.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Class III medical device	A medical device that requires pre-market approval by the relevant regulatory body in the US or Europe.

Companies Act	Companies Act 1985, as amended, of Great Britain.

Debridement	A medical treatment or surgical procedure to remove dead tissue and other unwanted material from a wound to aid healing.

Demineralised bone matrix	Cortical bone processed from donors; primarily used as a bone void filler.

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold the position of a fracture.

FDA	US Food and Drug Administration.

FAS	A Financial Accounting Standard which is part of US GAAP.

FRS	A Financial Reporting Standard which is part of UK GAAP.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

Term	Meaning

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IDET procedure	Intradiscal Electrothermal Therapy (IDET) is a thermal procedure intended for the shrinkage and decompression of the spinal disc to treat patients with annular disruption of contained herniations.

IFRS and IAS	International Financial Reporting Standards and International Accounting Standards issued by the International Accounting Standards Board.

Insufflation	The use of carbon dioxide to inflate body cavities during endoscopic surgery to enable surgeons to view internal organs.

Intramedullary nail system	Stainless or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Obturator	A blunt or dull tipped instrument that gently introduces a cannula into a body orifice.

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Products that comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma devices such as rods, pins, screws, plates and external frames used to treat bone fractures.

Papain urea	Papain urea is a compound of an enzyme extracted from papaya and an organic wound softening agent.

Parent	Smith & Nephew plc.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Rehabilitation	A business segment comprising products equipment and systems used to increase, maintain or improve patient functional capabilities after surgery, or stroke or of individuals with disabilities.

Repair	A product group within endoscopy comprising specialised devices, fixation systems and bioabsorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

SSAP	A Statement of Standard Accounting Practice which is part of UK GAAP.

Sales	Turnover.

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom.

US	United States of America.

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.

US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMITH & NEPHEW plc (Registrant)

By:	/s/ PAUL CHAMBERS
Name:	Paul Chambers
Title:	Company Secretary

London, England

March 16, 2005

EXHIBIT INDEX

Exhibit No.				Description of Document	Incorporated Herein by Reference To	Filed Herewith
1	(a)			Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001
	(b)			Articles of Association		X
4	(a)	(i	)	Material contract: Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Inc., Orchid Merger Corp. and ORATEC Interventions, Inc.	Exhibit 2.2 to the Form 8-K of ORATEC Interventions, Inc. filed with Securities and Exchange Commission on February 19, 2002 (File No. 000-26745)
4	(c)	(i	)	Service Agreement of Sir Christopher O’Donnell		X
		(ii	)	Service Agreement of Peter Hooley		X
		(iii	)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991
		(iv	)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991
		(v	)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001
		(vi	)	The Smith & Nephew 2001 UK Approved Share Option Plan (as amended in 2004)		X
		(vii	)	The Smith & Nephew 2001 UK Unapproved Share Option Plan (as amended in 2004)		X
		(viii	)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001
		(ix	)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(x	)	The Smith & Nephew International Sharesave Plan (2002) (as amended in 2004)		X
		(xi	)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xii	)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xiii	)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xiv	)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xv	)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004
		(xvi	)	Smith & Nephew 2004 Executive Share Option Scheme	Registration Statement on Form S-8 No. 333-122801 filed on February 14, 2005
		(xvii	)	Smith & Nephew 2004 Performance Share Plan	Registration Statement on Form S-8 No. 333-122801 filed on February 14, 2005
		(xviii	)	Smith & Nephew 2004 Co-investment Plan	Registration Statement on Form S-8 No. 333-122801 filed on February 14, 2005
8				Principal Subsidiaries		X
12	(a)			Certification of Sir Christopher O’Donnell, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a – 14(a)		X
	(b)			Certification of Peter Hooley filed pursuant to Exchange Act rule 13a – 14(a)		X
13	(a)			Certification of Sir Christopher O’Donnell and Peter Hooley furnished pursuant to Exchange Act Rule 13a – 14(a)		X