Form 20-F/A
period 2004-12-31
SMITH & NEPHEW PLC
filed 2005-11-25
CIK 845982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Explanatory Note

This amended Annual Report on Form 20-F/A has been filed by Smith & Nephew plc (the “Company”) to amend its Annual Report on Form 20-F for the fiscal year ended 31 December 2004 filed on 16 March 2005. The purpose of this amendment is to:

•	Include in the auditors’ report, an explicit reference to the restatement of reconciliations of profit for the years ended 31 December, 2002 and 2003 and shareholders’ funds as at 31 December 2002 and 2003 from accounting principles generally accepted in the United Kingdom to those generally accepted in the United States;

•	Include a more detailed discussion of the Company’s results of operations in Item 5 — Operating and Financial Review and Prospects;

•	Include additional detail and clarification about disclosure controls and procedures in Item 15 — Controls and Procedures; and

•	Include additional detail and clarification in the notes to the consolidated financial statements in Item 18 — Financial Statements.

This amended Annual Report shall not be deemed to modify or supersede any statement contained in any document filed or furnished by the Company with or to the SEC after 16 March 2005 and incorporated by reference into any registration statement or prospectus of the Company under the U.S. Securities Act of 1933, as amended, except to reflect the amendments described above.

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

Group Turnover

For the year ended 31 December 2004, reported group sales increased by £69.6m (6%) to £1,248.5m from £1,178.9m. Reported sales benefited by 1 1/2% from the acquisition of MMT but adverse currency translation, particularly the weakness of the US Dollar relative to Sterling, reduced sales by 7%. Underlying sales growth was 11 1/2%.

A more detailed analysis is included within the Turnover sections of the individual business segments that follow on pages 34 and 35.

Cost of Sales

Cost of sales represents 26.8% of sales compared to 29.3% in 2003. This improvement of 2.5% points mainly arose from manufacturing cost and efficiency savings of 1.4% points and transactional currency benefits of 0.7% points from the relative decline in the value of the US Dollar which reduced the cost of purchasing finished goods in many countries, particularly in Europe and Australia. There was also a mix benefit of 0.4% points as the fastest growing business, orthopaedics, also has the lowest cost of sales.

Further margin analysis is included within the Operating Profit sections of the individual business segments that follow on pages 34 and 35.

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

Operating Profit before Goodwill Amortisation and Exceptional Items

Operating profit before goodwill amortisation and exceptional items from Continuing Operations was £251.5m, an increase of £30.8m compared to £220.7m in 2003, resulting from an increase in gross profits of £79.9m partly offset by higher expenses. Operating profit margins before goodwill amortisation and exceptional items from Continuing Operations improved from 18.7% to 20.1%.

Goodwill Amortisation

The amortisation charge on acquisition goodwill increased by £2.0m to £20.5m. An increase of £4.0m was due to the acquisition in March 2004 of MMT partly offset by a reduction of £2.0m due to the translational currency effect of the US Dollar.

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

Turnover

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

Operating Profit

Operating profit from the orthopaedics business before goodwill amortisation and exceptional items increased by £19.9m (17%) from £118.7m in 2003 to £138.6m in 2004. The operating profit margin increased from 22.6% to 23.5% as a result of improvements to gross margin from volume related cost and efficiency savings and transactional currency benefits from the weaker US dollar partly offset by additional investment in selling and marketing expense which cost 1.4% points of margin.

Endoscopy

Turnover

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

Operating Profit

Operating profit from the endoscopy business before goodwill amortisation and exceptional items increased by £2.3m (4%) from £59.5m in 2003 to £61.8m in 2004. The operating profit margin increased from 19.8% to 20.3% as a result of improved gross margins mainly due to transactional currency benefits.

Advanced Wound Management

Turnover

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

Operating Profit

Operating profit from the advanced wound management business before goodwill amortisation and exceptional items increased by £8.6m (20%) from £42.5m in 2003 to £51.1m in 2004. The operating profit margin increased from 12.0% to 14.4% principally as a result of higher gross margins due to manufacturing efficiencies at the La Jolla facility and the elimination of adverse variances at the Largo facility together with expense control throughout the business.

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

As a consequence of the preparatory work to convert the accounts from UK GAAP to IFRS, management identified certain adjustments that were needed to the UK/US GAAP reconciliations in prior years and restated for these as disclosed in Note 39 of the Notes to the Group Accounts. Under US reporting these adjustments, when taken together, were indicators of a material weakness in the disclosure controls relating to US GAAP which management has remediated, as set out in the following paragraph. These adjustments do not affect reporting under UK GAAP.

Prior to the end of 2004, and in anticipation of the introduction of Section 404 of the Sarbanes-Oxley Act, management decided to engage the services of the specialist US GAAP reporting group of an external accounting firm to work in conjunction with the Group’s own staff to enhance understanding of technical issues and new developments, and to recruit an additional internal accounting staff member in order to increase the resources focused on US accounting and reporting issues. The appointment of the external specialists was completed in February 2005, prior to finalisation of the 2004 financial statements.

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

As discussed in Note 39, the reconciliations therein of shareholders’ funds as at 31 December 2003 and 2002 and profit for the years then ended from accounting principles generally accepted in the United Kingdom to those generally accepted in the United States have been restated.

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

Entities in which the Group holds an interest on a long-term basis and which are controlled by the Group with one other joint controlling party under a contractual agreement are joint ventures. Joint ventures are included in the consolidated accounts using the gross equity method.

Entities in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions are associated undertakings. Associates are included in the consolidated accounts under the equity method.

Turnover

Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Turnover from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are dispatched to, or services performed for, customers except that sales of stock located at customer premises and available for customers immediate use are recognised as soon as notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and rebates are deducted from turnover. Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. These are accrued over the course of the year based on estimates of the level of business expected and adjusted at the end of the year to reflect actual volumes.

Foreign Currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into Sterling at year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at average rates for the year.

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

Tangible Fixed Assets

Tangible fixed assets are stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful lives and the terms of the leases. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

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

The results of the joint venture are included within turnover, operating profit, interest and taxation. The results of the associated undertaking were included within operating profit, interest and taxation. Under US GAAP, the Group’s share of the after tax profits of the joint venture and associated undertaking would be reflected in the income statement as a single line item and its net investment in the joint venture would be included as a single line item in the balance sheet with the investment in the Group’s associated undertaking. Under US GAAP, impairment of the investment in the joint venture would be assessed in accordance with Accounting Principles Board Opinion No. 18.

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

Leases

Leases are classified as either operating or finance leases based on an assessment of the risk and rewards of ownership of the leased assets. If assessed as finances leases, the leased assets are capitalised and amortised over their useful economic lives, whereas operating lease rentals are charged to profit and loss account as incurred. Under US GAAP, leases that meet certain specified criteria would be considered capital leases and would be capitalised and amortised over their useful economic lives. These criteria include determining whether the net present value of the total minimum lease payments at the inception of the lease exceeds 90% of the fair value of the property. This has resulted in one lease which is classified as an operating lease under UK GAAP being classified as a capital lease under US GAAP.

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

		Restated (i)	Restated (i)
	2004	2003	2002
Profit for the Financial Year	(£ million)
Attributable profit for the year as reported under UK GAAP	125.2	148.1	112.1
Adjustments:
Amortisation of goodwill	20.5	18.5	17.5
Amortisation of other intangible fixed assets	(13.0)	(9.9)	(9.0)
Goodwill fair value adjustments	–	(2.4)	–
Gain on disposals: goodwill and other intangible assets previously written off	–	7.6	15.2
Pension expense	(6.4)	(8.5)	(3.7)
Stock based compensation	(6.5)	(4.5)	(3.4)
Staff costs	(0.3)	0.1	(0.7)
Unrecognised forward foreign exchange (losses)/gains	(1.4)	0.1	(7.9)
Unrecognised gains/(losses) on interest rate swaps	7.8	2.6	(1.4)
Reclassification of gains on net investment hedging	18.0	15.9	18.9
Acquired in-process research and development	(3.9)	–	(4.2)
Leases	(0.3)	(0.4)	(0.4)
Capitalised interest	0.3	0.4	0.5
Current taxation – on adjustments	(1.2)	(1.8)	(1.0)
Deferred taxation – on adjustments	1.5	2.3	5.2
Deferred taxation – methodology	2.1	11.4	7.5

Profit for the financial year as adjusted to accord with US GAAP	142.4	179.5	145.2

Condensed Consolidated Income Statement
Net sales	1,248.5	1,178.9	1,083.7
Cost of goods sold (iv)	(336.2)	(349.8)	(324.3)
Selling, general, administrative and research and development expenses (iv)	(752.0)	(635.6)	(605.1)
Interest expense net	10.0	(5.6)	(9.7)

Income before income tax expense and equity in earnings of associated companies	170.3	187.9	144.6
Income tax expense	(43.4)	(46.7)	(30.3)
Equity in earnings of associated companies	15.5	15.3	13.3

Income from continuing operations	142.4	156.5	127.6
Discontinued operations:
Income net of tax of nil (2003 – nil, 2002 – £0.8m)	–	–	1.3
Gain on sale net of tax of nil (2003 – £16.1m, 2002 – £16.9m)	–	23.0	16.3

	–	23.0	17.6

Net income	142.4	179.5	145.2

(i)	2003 and 2002 income from continuing operations (and profit for the financial year as adjusted to accord with US GAAP) have been restated (see page 119).
(ii)	The estimated amortisation of intangible assets as at 31 December 2004 for the next five years under US GAAP is as follows: 2005 – £18.7m, 2006 – £16.9m, 2007 – £15.4m, 2008 – £15.4m and 2009 – £14.9m.
(iii)	Capitalised interest in 2004 was £0.5m (2003 – £0.5m, 2002 – £0.5m).
(iv)	Items previously reported as other operating costs and expenses have been reclassified to cost of goods sold and selling, general, administrative and research and development expenses.

39.	Differences Between Accounting Principles Generally Accepted in the UK and US — (continued)

		Restated (i)	Restated (i)
	2004	2003	2002
(£ million, except per Ordinary Share and ADS amounts)
Basic earnings as so adjusted – Per Ordinary Share:
Continuing operations	15.23p	16.83p	13.78p
Discontinued operations	–	2.47p	1.90p

Total	15.23p	19.30p	15.68p

Diluted earnings as so adjusted – Per Ordinary Share:
Continuing operations	15.12p	16.72p	13.66p
Discontinued operations	–	2.46p	1.89p

Total	15.12p	19.18p	15.55p

Basic earnings as so adjusted – Per ADS (i):
Continuing operations	76.2p	84.1p	68.9p
Discontinued operations	–	12.4p	9.5p

Total	76.2p	96.5p	78.4p

Diluted earnings as so adjusted – Per ADS (i):
Continuing operations	75.6p	83.6p	68.3p
Discontinued operations	–	12.3p	9.5p

Total	75.6p	95.9p	77.8p

(i)	2003 and 2002 earnings from continuing operations and net income have been restated (see below).

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

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMITH & NEPHEW plc (Registrant)

By:	/s/ PAUL CHAMBERS
Name:	Paul Chambers
Title:	Company Secretary

London, England

November 25, 2005

EXHIBIT INDEX

Exhibit No.				Description of Document	Incorporated Herein by Reference To	Filed Herewith
1	(a)			Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001
	(b)			Articles of Association	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
4	(a)	(i	)	Material contract: Agreement and Plan of Merger dated as of February 13, 2002, by and among Smith & Nephew, Inc., Orchid Merger Corp. and ORATEC Interventions, Inc.	Exhibit 2.2 to the Form 8-K of ORATEC Interventions, Inc. filed with Securities and Exchange Commission on February 19, 2002 (File No. 000-26745)
4	(c)	(i	)	Service Agreement of Sir Christopher O’Donnell	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
		(ii	)	Service Agreement of Peter Hooley	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
		(iii	)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991
		(iv	)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991
		(v	)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001
		(vi	)	The Smith & Nephew 2001 UK Approved Share Option Plan (as amended in 2004)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
		(vii	)	The Smith & Nephew 2001 UK Unapproved Share Option Plan (as amended in 2004)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
		(viii	)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001
		(ix	)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(x	)	The Smith & Nephew International Sharesave Plan (2002) (as amended in 2004)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
		(xi	)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xii	)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xiii	)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xiv	)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003
		(xv	)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004
		(xvi	)	Smith & Nephew 2004 Executive Share Option Scheme	Registration Statement on Form S-8 No. 333-122801 filed on February 14, 2005
		(xvii	)	Smith & Nephew 2004 Performance Share Plan	Registration Statement on Form S-8 No. 333-122801 filed on February 14, 2005
		(xviii	)	Smith & Nephew 2004 Co-investment Plan	Registration Statement on Form S-8 No. 333-122801 filed on February 14, 2005
		(xix	)	Smith & Nephew US Employee Stock Purchase Plan	Registration Statement on Form S-8 No. 333-12052 filed on May 30, 2000
8				Principal Subsidiaries	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005
12	(a)			Certification of Sir Christopher O’Donnell, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a – 14(a)		X
	(b)			Certification of Peter Hooley filed pursuant to Exchange Act rule 13a – 14(a)		X
13	(a)			Certification of Sir Christopher O’Donnell and Peter Hooley furnished pursuant to Exchange Act Rule 13a – 14(a)		X
15.1				Consent of Independent Registered Public Accounting Firm		X