Form 20-F
period 2005-12-31
SMITH & NEPHEW PLC
filed 2006-03-10
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-19003

Smith & Nephew plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

15 Adam Street, London WC2N 6LA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
American Depositary Shares Ordinary Shares of 20¢ each	New York Stock Exchange New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 940,638,300 Ordinary Shares of 12 2/9p each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒     No  ☐

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes   ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:

Large Accelerated Filer  ☒     Accelerated Filer  ☐     Non-accelerated filer   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule

12b-2 of the Exchange Act).    Yes  ☐     No  ☒

Dear Shareholder

As a consequence of the Company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) we are required to prepare and file a Form 20-F with the US Securities and Exchange Commission. In order to provide the same information to both UK and US shareholders the Annual Report and Accounts and the Company’s Form 20-F filing are combined as a single document. US shareholders receive the combined Annual Report and Form 20-F and the Summary Financial Statement.

For non-US shareholders, the combined Annual Report and Form 20-F contains a very large amount of information and you may not wish to receive such a large document in the future. If so, please complete the enclosed form of request to elect to receive the Company’s Summary Financial Statement in future, which is sent to the vast majority of shareholders each year in place of the Combined Annual Report and Form 20-F. Alternatively you may elect to receive the Combined Annual Report and Form 20-F electronically by completing the enclosed form. Shareholders electing to receive the Summary Financial Statement, may subsequently choose to receive the full combined Annual Report and Form 20-F. Likewise shareholders electing to receive communications electronically can elect to revert to receiving paper copy versions.

Yours sincerely,

Dudley Eustace

Chairman

2 March 2006

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

INTRODUCTION

The Smith & Nephew Group is a global medical devices business engaged in orthopaedics, endoscopy and advanced wound management having revenue of over £1.4 billion in 2005. Smith & Nephew plc is the parent company of the Smith & Nephew Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority which are traded on the London Stock Exchange and on the New York Stock Exchange in the form of ADSs.

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2005. It comprises in a single document the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the Securities and Exchange Commission in the US.

A summary report on the year, the Summary Financial Statement 2005, intended for the investor not requiring the full detail of the Annual Report, is produced as a separate document. The Summary Financial Statement includes a summary review of operations, a summary remuneration report and summary financial statements.

Over 90% of non-US shareholders have chosen to receive only the Summary Financial Statement. The Annual Report is issued to US shareholders and those non-US shareholders who have elected to receive it. Both documents are available on Smith & Nephew’s corporate website at www.smith-nephew.com/investors/annualreport2005.pdf. Shareholders can elect to receive communications electronically which reduces printing and postage costs and reduces the risk of documents getting lost in the post. To elect shareholders should complete the enclosed form or register with the Company’s Registrars at www.shareview.co.uk.

The Group’s fiscal year ends on 31 December of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of 12 2/9p each.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 177. The product names referred to in this document are identified by the use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

This Annual Report including the Report of the Directors was approved by the Board of Directors on 2 March 2006.

FI NANCIAL SUMMARY

Financial Highlights

	2005 £ million	2004 £ million
Revenue	1,407	1,249
Trading profit	290	250
Operating profit	237	165
Attributable profit for the year:
Before the restructuring and rationalisation expenses, the fair value of hedge of anticipated sale proceeds of joint venture, macrotextured claim, related taxation relief thereon and amortisation of acquisition intangibles	223	195
After the items above	187	138
Adjusted basic earnings per Ordinary Share (“EPSA”) (i)	23.8p	20.8p
Basic earnings per Ordinary Share	19.9p	14.8p
Dividends per Ordinary Share	5.6p	5.1p

(i)	Throughout this document earnings per share calculated in this way is termed adjusted basic earnings per Ordinary Share (“EPSA”) and profit calculated in this way is termed “adjusted attributable profit”. The calculation of adjusted attributable profit and EPSA is set out in “Selected Financial Data” (page 165).

Change in Accounting Policies

From 1 January 2005, as required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”). IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (“IASB”). However the Group accounts for the years presented would be no different had the Group applied IFRSs as issued by the IASB. Reference to “IFRS” hereafter should be construed as reference to IFRSs as adopted by the EU.

Change in Functional and Reporting Currency

On 23 January 2006 the Sterling Ordinary Shares of Smith & Nephew plc were cancelled and new shares denominated in US Dollars were issued, carrying exactly the same rights. The redenomination aligns the capital base of the Group with its effective functional currency. Future dividends will be declared in US Dollars, commencing with the second interim dividend for 2005. The Group changed its reporting currency to US Dollars with effect from the beginning of 2006 so as to align it with the principal business activities. In 2005, only 9% of Group revenue arose in the UK compared with 49% in the US. These changes in functional and reporting currencies will reduce significantly the exposure of the Group’s results to movements in translational exchange rates and thus reduce the volatility of reported revenues, profits and earnings.

2005 Dividends

Following the redenomination of share capital into US Dollars the Board has declared a second interim dividend of 6.1¢ per share. Shareholders with a registered UK address will receive 3.5p per share which together with the interim dividend of 2.1p, makes a total for 2005 of 5.6p. The second interim dividend will be paid on 12 May 2006 to shareholders on the register at the close of business on 21 April 2006.

Presentation

Smith & Nephew believes that the reporting of profit and earnings before items which may distort comparability, provides additional information on underlying returns and trends to shareholders. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments. The Group’s internal financial reporting focuses primarily on profit and earnings before these items and these are the key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans. Such items principally comprise restructuring, rationalisation and acquisition related expenses, the macrotextured claim, net profit on disposal of an associated undertaking and taxation thereon and amortisation of acquisition intangibles.

Management’s key indicator of revenue performance is underlying growth in revenue. This is calculated by excluding the effects of foreign currency translation movements (“constant currency”) and acquisitions. Management believes that revenue growth on an underlying basis provides a consistent year-on-year measurement of performance without the distortions created by the translation effect of foreign currency movements and acquisitions which are separate from the Group’s normal operations. Underlying revenue growth is used by management in its internal financial reporting, budgeting and planning. A reconciliation of reported revenue growth to underlying revenue growth is provided on page 29.

The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and overseas currencies. The Group used the average exchange rates prevailing during the year to translate the results of overseas companies into Sterling. The currencies which most influenced these translations in the years covered by this report were the US Dollar and the Euro. During 2005 average Sterling exchange rates were weaker against the US Dollar by 2% and unchanged against the Euro compared with 2004.

The Group Accounts of Smith & Nephew in this Annual Report are presented in Sterling. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in Sterling into US Dollars at specified rates. These translations should not be construed as representations that the Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. Except as where stated otherwise, the translation of pounds Sterling and pence to US Dollars and cents appearing in this Annual Report has been made at the noon buying rate in The City of New York for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 24 February 2006, the Noon Buying Rate was US$1.74 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our trading margins discussed under “Outlook and Trend Information” are forward-looking statements as are discussions of our product pipeline and discussions of the costs of future revisions of the macrotextured knee product under “Recent Developments”, “Legal Proceedings” and “Operating and Financial Review, Liquidity and Prospects”. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “well-placed”, “target” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under “Risk Factors” on page 23 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 2 March 2006. All written and oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Market Data

Market data and market share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance” section (pages 48 to 57).

The “Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2005 (pages 58 to 67).

Discussion of the Group’s operating and financial performance liquidity and financial resources for 2005 and 2004 is given in the “Operating and Financial Review, Liquidity and Prospects” (pages 27 to 47).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Overview

Smith & Nephew is a global business engaged in the development, manufacture and marketing of medical devices in the sectors of orthopaedics, endoscopy and advanced wound management.

The Group has a history dating back 150 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937. Today it is a public limited company incorporated in the UK registered in, and conducted under the laws of, England and Wales. Operations in countries other than the UK are under the laws of those countries. In November 1999, the Group was listed on the New York Stock Exchange. The corporate headquarters is in the UK and the registered address is:

Smith & Nephew plc

15 Adam Street

London WC2N 6LA

Tel: +44 (0) 20 7401 7646

Website: www.smith-nephew.com

In 2001, Smith & Nephew became a constituent member of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Recent Developments

In October 2005, the Group announced its intention to exit the tissue engineering operations of its advanced wound management business due to delays in achieving economic viability. Since no purchaser was found for the going concern, production ceased in December 2005 and the operation will be closed during the first quarter of 2006. A rationalisation charge of £39m was recorded in 2005.

In August 2005, Smith & Nephew announced that, together with its partner Beiersdorf AG, it was preparing for the divestment of its joint venture BSN Medical. Subsequently, on 16 December 2005 Smith & Nephew and Beiersdorf AG announced that they had signed an agreement to sell BSN Medical to Montagu Private Equity for an enterprise value of €1,030m. This agreement was conditional upon receipt of competition clearances and completion of the transaction was expected in the first quarter of 2006. The transaction was completed on 23 February 2006. The Group’s share of the results of BSN Medical have been classified as “Discontinued Operations” in accordance with IFRS.

In March 2005 the US Attorney’s Office in Newark, New Jersey issued a subpoena to the Group’s orthopaedic business asking for copies of its consulting, professional service and remuneration agreements with orthopaedic reconstructive surgeons. Four of the divisions’ major competitors received similar subpoenas. The Company is co-operating fully with the US Attorney, has provided copies of the requested contracts and is gathering additional documents which have also been requested.

In August 2003, Smith & Nephew withdrew from all markets the macrotextured version of its OXINIUM femoral knee component. As at that date, 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe. As at 24 February 2006, 964 revision surgeries had been carried out on affected patients and settlements were agreed with patients in respect of 796 of these revisions. As discussed more fully under “Legal Proceedings”, due to the denial of insurance coverage by certain of the Group’s product liability insurers in respect of existing claims and future claims, a provision of £80m was recorded in 2004, representing unsettled insurance claims and an estimate of claims likely to arise in the future assuming that no further insurance cover is available. After adjusting for costs charged against the provision and for the effect of translational exchange rate movements £44m remains to settle pending and future claims. These estimates constitute forward looking statements that are subject to uncertainties. Depending on the number and average cost of actual revisions, costs to Smith & Nephew may be greater or less than the amount of this provision. See “Legal Proceedings” and “Risk Factors”.

BUSINESS DESCRIPTION

Group Structure

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of acquisitions, predominantly in the US but also in Europe, and through continued emphasis on the development and introduction of new products in the Group’s principal markets.

During the period covered by the Annual Report Smith & Nephew was organised into three global business units of orthopaedics, endoscopy and advanced wound management and a separate indirect market unit. Each of the global business units manages its sales directly in ten international markets — the US, Canada, the UK, Germany, Japan, Australia, France, Italy, New Zealand and Ireland — and takes full responsibility for strategy, research and development (“R&D”), manufacturing, marketing, sales and financial performance. The remaining 23 markets in which the Group has selling companies are managed by country managers, with business responsibility for the whole of the Group’s product range, and comprise the indirect market unit.

With effect from 2006, orthopaedics will be segmented organisationally into orthopaedic reconstruction and orthopaedic trauma, including clinical therapies, to create a fourth global business unit.

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

Orthopaedics

Overview

Orthopaedic products comprise reconstruction joint implants, trauma products and associated clinical therapies. Reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery. Trauma products consist of internal and external fixation devices and orthobiological solutions used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies consist of products applied in an orthopaedic office or clinic setting and currently comprise bone growth stimulators and a joint fluid therapy product.

The orthopaedics business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Orthopaedic implants and trauma products are also manufactured at a small facility in Tuttlingen, Germany. As described in “Property, Plant and Equipment” continuing strong revenue growth has created the need for expansion in both manufacturing and administrative facilities.

The Group’s reconstruction knee business is built on two major knee systems: GENESIS II, designed to facilitate the accuracy and efficiency of the operating procedure and provide improved long-term clinical results; and PROFIX, a reconstruction knee system featuring simpler instruments and surgical technique.

Within the reconstruction hip line, the SPECTRON cemented hip system and the REFLECTION acetabular cup system have documented positive long-term clinical performance. More recently, the success of SYNERGY, a tapered titanium stem system, ECHELON, a revision stem system and BIRMINGHAM HIP RESURFACING (“BHR”), a hip resurfacing system (approved for sale outside of the US) have established Smith & Nephew as a strong player in this product segment.

The BHR product was acquired with the purchase of Midland Medical Technologies (“MMT”) in 2004 for £69m in cash and loan notes. Additional payments of up to £10m in cash are contingent upon certain regulatory milestones being achieved.

The Group has developed and manufactures knee and hip implant components made from oxidised zirconium (OXINIUM) which is patent protected and which management believes possesses improved wear characteristics which may be of significant benefit to younger, more active patients.

Within the trauma business, internal fixation products, such as the TRIGEN intramedullary nail system and PERI-LOC lower extremity locked plating system and the IMHS CP JET-X and TAYLOR SPATIAL FRAME external fixators, provide orthopaedic surgeons with a comprehensive offering of products to address trauma and osteoporotic procedures. Orthobiologic products, including demineralised bone matrix are also offered for use in conjunction with reconstruction and trauma surgeries.

The EXOGEN ultrasonic bone healing stimulator and SUPARTZ hyaluronic acid joint fluid therapy are the main products in the clinical therapies sector.

To compete effectively in the growing global orthopaedic market, management believes that as well as having a leading edge product range it is important to have a skilled sales force that can build strong relationships with surgeons and to provide high levels of customer service. At the end of 2005 the global sales force numbers 1,532 of whom 1,021 serve the US market.

Strategy

Smith & Nephew’s orthopaedics strategy is for future growth through innovation in product development in its existing core business and expansion into fast-growing market areas including revision products for hip and knee, extremities fracture management and alternative therapies for pain management and fracture healing. Management believes that the orthopaedic market will continue to grow for the foreseeable future. This is largely attributable to the increasing proportion of the population aged over 55 and the increasing need for joint reconstruction products for this age group, increasing obesity and providing other orthopaedic therapies for younger, more active patients.

Smith & Nephew also intends to further penetrate these markets by expanding its sales force and by introducing less invasive and alternative therapies. The Group is also contributing to patient education and empowerment through its websites and other direct-to-consumer activities.

Management believes that future growth will be enhanced by segmenting the business into two separate global units, orthopaedic reconstruction and orthopaedic trauma including clinical therapies, effective from the beginning of 2006.

In June 2005, certain assets of Leading Kabushiki Kaisah (“Leading Medical”) orthopaedic distributor in Japan were acquired. This combination doubles the size of the Group’s reconstruction sales force in Japan, enabling a greater level of service and coverage in what management believes to be the second largest orthopaedic market in the world.

New Products

In 2005, the orthopaedics business continued the promotion and roll-out of OXINIUM technology across the knee and hip product line. OXINIUM is a material exclusive to Smith & Nephew which has the strength of a metal with the wear properties of a ceramic material and expands the market for hip and knee implants. In November 2005 the LEGION Revision Knee System was released for sale. This system utilises OXINIUM technology in the revision implant. The full effect of LEGION, as well as continued extensions of the OXINIUM technology is anticipated in 2006.

In February 2005, the PERI-LOC Periarticular Locked Plating System was released for sale. PERI-LOC is a trauma plating device used to treat lower extremity bone fractures and allows the surgeon to save time in the operating room and perform less invasive surgeries. The upper extremity version of the system is expected to be launched in mid 2006.

In September 2005, MOBILAB, a comprehensive mobile surgical training facility for orthopaedic surgeons was introduced. By travelling to hospitals and clinics across the US, the MOBILAB enables surgeons to have local access to training in the latest surgical techniques. The unit is scheduled to visit 48 US cities in the first 12 months of operation.

Recent Regulatory Approvals

In September 2005, the FDA Orthopaedic Advisory Panel recommended conditional approval of the BHR product to the FDA for use in the US.

In 2005 Smith & Nephew received clearance of the Stride (“Onishi”) Porous Hip Stem and GENESIS II minimally invasive (“MIS”) tibial base plates in Japan from the Ministry for Health Labour and Welfare.

Competition

Management estimates that the worldwide orthopaedic market (excluding spine) served by the Group grew by 11% in 2005 and is currently worth more than £8 billion per annum. Management believes that Smith & Nephew holds a 9% share of this market by value.

Principal global competitors in the orthopaedic market and their estimated global shares, are Zimmer (21%), Stryker (17%), De Puy/Johnson & Johnson (17%), Biomet (11%) and Synthes (11%).

Endoscopy

Overview

Smith & Nephew’s endoscopy business, headquartered in Andover, Massachusetts, develops and commercialises a range of endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue, articulating joints, spinal discs and vascular structures. The business focuses principally on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

The endoscopy business offers surgeons endoscopic technologies for surgery, including: fluid management and insufflation equipment for surgical access; digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualisation; radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting damaged tissue; and specialised devices, fixation systems and bioabsorbable materials to repair damaged tissue. The business also designs, markets and provides services to its Digital Operating Room suites, which use computer and internet technology to put surgeons and other medical professionals in full control of the operating room environment.

Manufacturing facilities are located currently in Andover and Mansfield, Massachusetts and Oklahoma City, Oklahoma. It was announced in August 2005 that the Andover manufacturing facility will close by early 2007. Major service centres are located in the US, the UK, Germany, Japan and Australia.

Of the global sales force at the end of 2005 of 684, 374 serve the US market.

Strategy

Smith & Nephew’s strategic intent is to establish the business as the leading provider of endoscopic techniques for joint and ligament repair and to use its core capabilities to penetrate other selected endoscopic markets. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and payors.

To sustain growth and enhance its market position, the endoscopy business supports its strategy with surgeon education programmes, financing solutions, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards.

New Products

In 2005, the 400 Series Camera System, the latest generation of the Group’s surgical camera and camera control unit (“CCU”) was introduced. This system automatically and instantaneously optimises settings in the camera head and CCU to provide the best image.

The launch of the DYONICS 25 Fluid Management System, a surgical pump for use during arthroscopy, provides an opportunity to market a pump using updated technology to replace an old product within the access range.

Smith & Nephew continues to expand its mechanical and radio frequency products, within arthroscopic resection, with the recent addition of the INCISOR Plus ELITE shaver blades and the GLIDER Articular Cartilage Probe. The INCISOR Plus ELITE’s design represents the sharpest serrated cutting surface offered in the DYONICS POWER range. The GLIDER probe is designed to treat articular cartilage disease in weight-bearing joints, and features a pivoting head that emits radio frequency energy as it follows the contoured surface of the joint, restoring smoothness to a damaged cartilage surface while preserving the maximum amount of healthy tissue. A patent dispute with ArthroCare Inc., was resolved in 2005, enabling the Group to resume selling its DYONICS ELECTROBLADE Resector and SAPHYRE Bipolar Ablation Probe products.

Recent additions to the Group’s repair product line include the GTS System for use in soft-tissue ACL reconstruction in the knee and the BIORAPTOR 2.9 Premium Anchor in the shoulder. The ACCU-PASS Suture Shuttle, a fully featured instrument for use in shoulder repair, was also launched.

Expanding its line of Spine products, Smith & Nephew introduced the Controlled Disc Stimulation (“CDS”) System, which provides a standard platform for discography, a method of diagnosing the source of disc-related back or neck pain.

Recent Regulatory Approvals

During 2005, the endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: CALAXO absorbable osteoconductive interference screw for fixation of an ACL graft; GLIDER Articular Cartilage radiofrequency probe for controlled smoothing of the articular cartilage surface; DYONICS 25 pump next generation arthroscopy fluid management system; CONDOR Controller, for centralised control of medical and audio-visual equipment in the Digital Operating Room; Controlled Disc Stimulation System for automated diagnosis of discogenic pain (“Discography”); and various other arthroscopy fixation devices.

Competition

Management estimates that the global arthroscopy market in which the business principally participates is worth £860 million a year and is growing at 8% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 29% share of the global arthroscopy market. Smith & Nephew also participates in the developing minimally invasive spinal and minimally invasive vascular markets and continues to seek ways to leverage its knowledge, experience and core capabilities in other selected endoscopic markets.

Smith & Nephew’s main competitors and their estimated shares of the global arthroscopy market are: Mitek/Johnson & Johnson (19%), Arthrex (17%), Linvatec/Conmed (12%), Stryker (12%) and Arthrocare (6%).

Advanced Wound Management

Overview

Smith & Nephew’s advanced wound management business is headquartered in Hull, England. It supplies a range of products and clinical support services for the treatment of chronic and acute skin wounds. It offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted particularly at chronic wounds connected with the older population, such as pressure sores and venous leg ulcers, burns and complex surgical wounds.

Advanced wound management products are manufactured in facilities in Hull and Gilberdyke, England; Largo, Florida and by certain third party manufacturers.

The advanced wound management business has continued to build its sales and marketing infrastructure in the world’s major markets. These initiatives have led to increased levels of demand on the Group’s manufacturing and global supply chain, which have been addressed with increased investment in the production capacity in Hull, Gilberdyke and Largo.

Strategy

The strategy for the advanced wound management business is to focus on the higher added value segments of wound bed preparation and moist and active healing.

The business has built its sales and marketing infrastructure in the world’s major markets, largely through investment in additional sales teams particularly in the key markets of the US, Japan and Europe. At the end of 2005 the global sales force is 924 of whom 185 are in the US.

In October 2005, the Group announced its exit from its tissue engineering operations comprising DERMAGRAFT, a human dermal replacement product designed as a treatment for diabetic foot ulcers, and TRANSCYTE, a temporary wound covering for the treatment of burns. Both products were manufactured at La Jolla, California.

New Products

Management believes that the market will continue the trend towards advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing and clinician time and aftercare in the home.

The range of ALLEVYN hydrocellular dressings was extended with the re-launch of improved ALLEVYN Plus. Management believes that ALLEVYN is the largest selling dressing in its category in the world.

Sales of ACTICOAT have been augmented by the launch of ACTICOAT Moisture Control in the US and Canada, an antimicrobial barrier dressing with foam and waterproof film layers, and the completion of the European launches of ACTICOAT ABSORBENT. The moisture control product provides an effective barrier to bacterial penetration and is designed to help maintain a moist wound environment in the presence of exudate. The absorbent product is an antimicrobial alginate dressing that provides an effective wound barrier. The ACTICOAT range incorporates the smallest crystallised silver (nanocrystalline silver) used in the treatment of wounds or burns. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing.

2005 was the first full year of VERSAJET, a fluid jet debridement system, acquired in 2004. The product has been launched in thirteen markets worldwide. A new handpiece was launched in the US during 2005 that enables faster debridement with enhanced precision.

Recent Regulatory Approvals

During 2005, the advanced wound management business secured over 200 medical device and 120 pharmaceutical registration approvals in various markets throughout the world. Among the most significant approvals were those for ACTICOAT Moisture Control in the US and CADEX (IODOSORB powder and ointment) in Japan. VERSAJET gained CE mark approval in Europe.

Competition

Management estimates that the sales value of the advanced wound management market worldwide is £2 billion a year, that this grew 10% in 2005, and that Smith & Nephew has a 18% market share. Growth is driven by an ageing population and by a steady advancement in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that, with approximately only half of chronic wounds globally still treated with conventional dressings, there is strong growth potential for advanced technology products.

Worldwide competitors in advanced wound management and their estimated market shares comprise Kinetic Concepts (25%), the Convatec division of Bristol-Myers Squibb (11%), Johnson & Johnson (8%), and 3M (8%).

Joint Ventures and Discontinued Operations

Joint Ventures and Associated Undertakings

Joint ventures are those in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other entity under a contractual agreement.

Smith & Nephew previously owned 50% of the BSN Medical joint venture, which became operational on 1 April 2001. It was jointly owned with Beiersdorf AG and was independently managed. BSN Medical comprises traditional woundcare, fracture casting and bandaging and compression hosiery businesses. Headquartered in Hamburg, Germany it has manufacturing facilities in US, UK, Germany, France, Republic of Ireland, South Africa, Mexico, Venezuela and Pakistan. During 2004 BSN Medical acquired the fracture casting and splinting business of DePuy, Inc., a Johnson & Johnson company and integrated it with its casting and bandaging business. In certain markets, Smith & Nephew’s sales forces sell BSN Medical’s products on an agency basis in return for an agency commission and in some markets, mainly in Asia, Smith & Nephew distributes BSN Medical products. Results were accounted for using the equity method up to 1 October 2005, whereby 50% of the profit after taxation was incorporated into Smith & Nephew’s income statement as a single line item.

Following the Group’s announcement in August 2005 to dispose of BSN Medical, Smith & Nephew and Beiersdorf AG announced in December 2005 that they had signed an agreement to sell BSN Medical to Montagu Private Equity for an enterprise value of €1,030m. The agreement was conditional upon receipt of competition clearances and completion of the transaction was expected in the first quarter of 2006. The transaction was completed on 23 February 2006. Consequently the results are now classified as discontinued operations.

Associated undertakings are those in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group is able to exercise significant influence over commercial and financial policy decisions. In September 2003, the Group disposed of its 21.5% interest in AbilityOne Corporation (“AbilityOne”) to Patterson Dental Inc. From 1 April 2002 to 12 September 2003 this interest was included in the Group’s accounts as an associated undertaking and accounted for under the equity method, whereby 21.5% of the profit after taxation was incorporated into Smith & Nephew’s Income Statement as a single line item. This is also classified as a discontinued operation.

Discontinued Operations

Discontinued operations represent the share of results of the joint venture, BSN Medical, and in 2003 the associated undertaking, AbilityOne.

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

The Group carries product liability insurance to cover exposure as far as practicable. With the exception of the macrotextured product liability claim, discussed under “Legal Proceedings”, and “Risk Factors” instances of loss to the Group arising from product liability claims have been covered either directly by the Group or by insurance. Apart from the macrotextured claims, there are no individual product liability claims, and no group of similar claims, that are expected to have a material adverse effect on the Group’s financial position.

There can be no assurance that consumers, particularly in the US, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future or that the Group will continue to resolve such claims within insurance limits in view of changing legal doctrines and attitudes regarding such matters. See “Risk Factors — Product Liability Claims and Loss of Reputation”.

RISK MANAGEMENT

Smith & Nephew’s products include implantable devices but are not life support medical devices. If these devices malfunction, they could damage or impair the repair of body functions. Management believes that the Group’s quality, regulatory and medical controls and insurance cover is adequate and appropriate for this class of products. The Group’s reputation is crucially dependent on strong performance in this area and on appropriate crisis management if a serious medical incident or product recall should occur.

The Board is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. These systems, which accord with the Turnbull Guidance and have been in place for 2005 and to the date of approval of the report and accounts, involve: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; business reviews by the Board; and the review by the Audit Committee of internal financial controls and the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

The Group maintains insurance against product, employers’ and directors’ and officers’ liabilities, and physical and consequential loss, subject to limits and deductibles. The Group maintains liability provisions to cover known uninsured risks. The Group has been advised that three insurers have declined coverage for macrotextured knee claims. See “Legal Proceedings”.

OPERATING ACTIVITIES

MARKETING AND DISTRIBUTION

Smith & Nephew’s customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the UK, much of Continental Europe, Australia, Canada and South Africa, these are largely governmental organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, many of which have combined to form large purchasing groups and receive revenue from private health insurance and governmental reimbursement programmes. In the US, Medicare is the major source of reimbursement for knee and hip reconstruction procedures and for wound healing treatment regimes.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. In many countries, providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group’s customer base, as well as amongst the Group’s competitors, and these trends are expected to continue in the long term. Smith & Nephew competes against both specialised and multinational corporations, including those with greater financial, marketing and other resources.

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US. Sales to these customers in 2005 represented approximately 5% and 4% of the Group’s worldwide revenue respectively.

In the US the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities. Each business unit operates a separate specialised sales force. Within the orthopaedics business further specialisation of the sales force continues to be introduced progressively for reconstruction, trauma and clinical therapy products. In both orthopaedics reconstruction and endoscopy the US sales forces consist largely of independent commissioned sales agents who are managed by a mix of independent agents and the Group’s own managers. These agents are not permitted contractually to sell products that compete with Smith & Nephew’s. In both businesses, products are shipped and invoiced directly to the ultimate customer. The trauma and clinical therapies and advanced wound management businesses in the US operate sales forces of their own employees who market directly to the ultimate customer. In the US, trauma and clinical therapy products are shipped and invoiced directly to the ultimate customer whereas advanced wound management products are shipped and invoiced to a number of large wholesale distributors.

In the other direct markets of the UK, Ireland, France, Germany, Italy, Australia, New Zealand, Canada and Japan the business units manage separate sales forces directly. Except in Australia and New Zealand where independent sales agents are used the sales forces of the direct markets comprise employees and market directly to the ultimate customer.

The indirect markets unit comprises direct selling and marketing operations in Austria, Belgium, Denmark, Eastern Europe, Finland, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, China, Hong Kong, Korea, Malaysia, Singapore, Taiwan, Thailand, the United Arab Emirates, South Africa, Mexico and Puerto Rico. In these markets orthopaedics and endoscopy frequently share sales resources. The advanced wound management sales force is separate since it calls on different customers. In all other countries Smith & Nephew sells to third party distributors which market the Group’s products locally.

In Continental Europe, the Group operates three centralised distribution facilities. Orthopaedics operates a facility in Paris which acts as a central holding and consolidation point for Continental European stock and stock returns. Product is shipped to Group companies who hold small amounts of stock locally for immediate or urgent customer requirements. Advanced wound management operates distribution centres at Nijmegen, Netherlands and Gothenburg, Sweden from where stock is shipped directly to the ultimate customer in most European markets.

MANUFACTURE AND SUPPLY

Where management considers that the Group possesses a core competence its policy is to manufacture products internally whenever possible to ensure quality, regulatory and cost goals are met. The Group invests in the expansion of its manufacturing facilities and equipment to meet these aims. The Group may outsource some manufacturing for several reasons including requirements for specialised expertise, where appropriate to achieve lower costs of production and due to capacity constraints.

Where products and services are outsourced, suppliers are determined based on a number of factors which include the complexity of the product, manufacturing technology, manufacturing capabilities, cost competitiveness and intellectual property. Suppliers are selected based on their capability to provide products and services, their ability to establish and maintain a quality system and their financial stability. Suppliers are monitored by on-site assessments and on-going monitoring of delivered products. Ongoing product assurance is maintained by effective quality plans.

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These comprise principally metal forgings and stampings for orthopaedics, optical and electronic sub-components and finished goods for endoscopy, active ingredients and finished goods for advanced wound management and packaging materials for all businesses. Management believes that whilst prices of principal raw materials can be volatile the effect is not material to the Group. Finished goods purchased for resale are primarily SUPARTZ joint lubricant and the BHR hip resurfacing product in the orthopaedic business, screen displays and electrical devices in the endoscopy business and enzyme debrider agents and ACTICOAT in the advanced wound management business.

SEASONALITY

Smith & Nephew’s revenues are generally at their highest in quarter four of any year. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European autumn and winter seasons which increase revenues of orthopaedic and endoscopy products and by the higher rates of elective surgery in the quarter.

RESEARCH AND DEVELOPMENT

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and to continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all three business segments. Expenditure on research and development amounted to £67m in 2005 (2004 — £66m, 2003 — £67m), representing approximately 5% of group turnover (2004 — 5%, 2003 — 6%).

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

Product development is carried out at the Group’s principal locations, notably in Memphis, Tennessee (orthopaedics), Andover and Mansfield, Massachusetts (endoscopy) and Hull, England (advanced wound management).

INTELLECTUAL PROPERTY

Management believes that the Group’s policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the research and development carried out by the Group. Patents have been obtained for a wide range of products, including those in the fields of orthopaedic, endoscopic and advanced wound management technologies. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 2,300 existing patents and patent applications.

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

Smith & Nephew’s principal products are protected by intellectual property comprising patents, licences and know-how, and it strives to provide a collection of intellectual property for each major product that reduces the risk associated with failure of any individual piece of intellectual property. In addition, most pieces of intellectual property protect a relatively small proportion of the Groups annual revenue. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

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

PROPERTY, PLANT AND EQUIPMENT

The Group’s principal locations are as follows:

Approximate area
(Square feet 000’s)
Group Head Office in London, England	15
Group research facility in York, England	83
Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee	784
Orthopaedics distribution facility in Memphis, Tennessee	102
Orthopaedics administration facility in Memphis, Tennessee	84
Endoscopy headquarters in Andover, Massachusetts	112
Endoscopy manufacturing facility in Mansfield, Massachusetts	98
Endoscopy manufacturing facility in Oklahoma City, Oklahoma	100
Advanced Wound Management headquarters and manufacturing facility in Hull, England	546
Advanced Wound Management manufacturing facility in Gilberdyke, England	269
Advanced Wound Management manufacturing facility in Largo, Florida	188

The orthopaedic headquarters and manufacturing facilities in Memphis and the advanced wound management facilities in Hull, Gilberdyke and Largo are freehold while all other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is significant individually to the Group. Where required, the appropriate governmental authorities have approved the facilities.

During 2005 the Group announced the closure of two of its manufacturing locations. The endoscopy facility in Andover, Massachusetts will be closed gradually during 2006 and its production relocated partly to other endoscopy facilities and partly out-sourced to third party suppliers. Production at the advanced wound management facility in La Jolla, California has ceased following the decision to exit its tissue engineering operations and the facility will be closed in the first quarter of 2006.

As a result of its rapid rate of sales growth in recent years and anticipated continuing strong demand for its products, the orthopaedics business increased its manufacturing capacity and administrative facilities in 2005 in line with its capacity expansion plans. Additional freehold manufacturing space of 104,000 square feet and leasehold administrative space of 84,000 square feet were acquired in Memphis.

During 2005, in the UK, new leasehold facilities for the development, manufacture and distribution of BHR products were acquired in the Warwick area and consolidated with the UK Orthopaedics operations. Leasehold locations in Bromsgrove and Cambridge were vacated.

The expansion in the Group’s facilities did not and is not expected to have a material impact on liquidity and resources.

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to product liability and various legal proceedings, some of which include claims for substantial damages, which are considered to constitute ordinary and routine litigation incidental to the businesses conducted by the Group. The outcome of such proceedings cannot readily be foreseen, but other than as detailed below management believes that they will not result in any material adverse effect on the financial position or results of operations of the Group.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). It appears that some patients do not achieve adequate initial fixation and that in other patients, while there appears to be good initial fixation, this does not persevere. Smith & Nephew has extensively tested and investigated the cause of these early revisions. A group of medical and scientific experts retained and managed by the Group’s defence lawyers is expected to finish its work in this regard in mid-2006.

As at 31 December 2005 955 implants had been revised and settlements agreed with patients in respect of 771 of these revisions. The total amount paid out in settlements, legal costs and associated expenses was £78m of which £32m was recovered from the insurer that provides the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of £46m is due from insurers in respect of the remainder of the first excess layer and the second excess layer.

In December 2004 the Group was notified that two insurance carriers who comprise 35% of the first and 80% of the second excess layers of the Group’s global product liability programme had declined coverage for macrotextured claims due to differences in the interpretation of the policy wording. In December 2005 the other insurance carrier with a 20% participation in the second excess layer declined coverage. Management intends to take all steps available to it in order to enforce this coverage. A charge of £80m representing the amount outstanding from these insurers and an estimate of the cost associated with claims likely to arise in the future assuming that insurance cover continues to be unavailable from these and subsequent excess layer insurers was recorded in 2004. Apart from the impact of translational exchange rate movements there has been no change to the estimated liability during 2005.

The charge was calculated based on: (1) the amount outstanding at 31 December 2004 from the insurers who declined coverage; (2) an estimate of the average cost in respect of revisions where claims were unresolved at that date; and (3) an estimate of the number of settlements of future revisions based on the current trend and decaying to zero after five years and an estimation of the average future cost per settlement. The amount of provision remaining at 31 December 2005 to cover pending claims and claims in respect of future revisions, assuming no insurance cover is available, was £44m, which management believes is adequate.

As at 24 February 2006, 964 implants had been revised and settlements agreed with patients in respect of 796 of these revisions. The costs remain in line with expectations.

The Group’s assessment of the impact of these revisions and related matters constitute forward looking statements that are subject to uncertainties, including uncertainties relating to the outcome of settlements as compared to the assumptions made in estimating claim amounts. Smith & Nephew cannot provide assurance that these estimates will prove correct. Depending on the number and average cost of future settlements, costs may be greater or less than the amount provided (see “Risk Factors”).

In March 2005 the US Attorney’s Office in Newark, New Jersey issued a subpoena to the Group’s orthopaedic business asking for copies of its consulting, professional service and remuneration agreements with orthopaedic reconstructive surgeons. Four of the divisions’ major competitors received similar subpoenas. The Company is co-operating fully with the US Attorney, has provided copies of the requested contracts and is gathering additional documents which have also been requested.

THE BUSINESS AND THE COMMUNITY

CORPORATE SOCIAL RESPONSIBILITY

Smith & Nephew’s aim is to help people live longer, healthier and more active lives by repairing and healing the human body with advanced technology products. The Group contributes to the treatment and the recovery of patients throughout the cycle of medical care. This is achieved by the design of products and instruments, the training of medical professionals and the procedures used to provide treatment and recovery. Cost effective solutions for healthcare systems are achieved through the use of advanced technology.

In developing a sustainable business, Smith & Nephew considers that it has a low impact on the environment and is committed to improving the management of its environment, social and economic impact.

Smith & Nephew is dedicated to helping improve people’s lives. The Group prides itself on the strength of its relationship with its clinicians and other healthcare professional customers with whom it has a reputation for product innovation and high standards of customer service. Healthcare economic considerations are integrated into the product development process to ensure that the benefits from the Group’s new products and line extensions not only improve patient outcomes but provide better treatment and procedures for both clinician and patient and contribute to more cost effective solutions for healthcare services.

The Group has published a Sustainability Report since 2001. The Group aims to improve the report each year by providing more information and relevant measurements. The Group monitors progress and views sustainable development as an integral part of the way it does business. The sixth Sustainability Report will be published on the Group’s website in May 2006 at www.smith-nephew.com.

Smith & Nephew’s progress is measured by two leading organisations that assess sustainable development. In 2005, the Group was included in the Dow Jones Sustainability Index (“DJSI”) with improved scores for the second year running and was named as a leader in its sector. In the UK, Smith & Nephew is a member of FTSE4Good.

Business Integrity

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from those with whom it does business. The code of standards for suppliers, and the compliance processes for these standards, was further developed in 2005. Smith & Nephew does not give or receive improper financial inducements, either directly or indirectly, for business or financial gain. The Group complies with the industry standards set by Eucomed in Europe and Advamed in the US in its relationships with customers. Accounting records and supporting documents are designed to accurately describe and reflect the business’ transactions and conform to IFRS and US GAAP.

The Group’s Code of Business Principles (available at www.smith-nephew.com/who/principles-business.html) governs the way it operates so that it respects the rights of all its stakeholders and seeks to build open, honest and constructive relationships. The Group takes account of ethical, social, environmental, legal and financial considerations as part of its operating methods. During the year a formal whistleblower policy was introduced.

Innovation

Smith & Nephew uses innovation to create cost-effective products and techniques which deliver benefits for clinicians and patients. The Group’s scientific and technical leadership combined with an understanding of the needs of clinicians, enables Smith & Nephew to produce unique new products with distinct advantages in clinical performance and cost-effectiveness.

The Group’s research and development strategy is based on assessment of market needs and a longer range view of future requirements and opportunities. Fundamental scientific work and the development of new technologies are used to create new products and surgical techniques for delivery in the future.

It is the Group’s practice to develop platform technologies on which to build product ranges. This provides an efficient and cost effective means for product development.

Health, Safety and Environmental Management

The Group has a health, safety and environmental (“HSE”) policy which was reviewed in 2005. Smith & Nephew has committed to:

•	Give due regard to the effects of its operations on the environment and community to create a sustainable business.

•	Provide and maintain a safe and healthy work environment for employees, contractors and visitors.

•	Operate each Smith & Nephew business at the level required by the HSE policy standards.

•	Aim to improve HSE performance through continuous evaluation and development of measures to control risk, conserve resources and minimise waste.

•	Recognise, promote and reinforce the responsibility of employees, contractors and visitors to work safely and follow procedures.

In 2005 the advanced wound management factory at Hull, England joined the orthopaedics sites at Memphis, Tennessee and Tuttlingen, Germany in having its environmental management system accredited under ISO14001. All Group manufacturing and research sites have designed environmental management systems to deliver cost savings and benefits to the environment. Manufacturing processes are relatively low in environmental impact. Particular emphasis is placed on the close control of energy, water consumption and waste in manufacturing and research and development. Improvement targets are set and performance is measured against these targets. Smith & Nephew’s key environmental measurements over the last five years are as follows:

	2005	2004	2003	2002	2001
Emissions to air VOCs (tonnes)	1	1	10	20	18
Emissions to air carbon dioxide (tonnes)	50,212	48,954	50,160	47,888	n/a
Waste (tonnes)	4,685	3,596	4,054	3,774	3,024
Hazardous waste (tonnes)	303	234	275	270	184
Waste recycled (tonnes)	1,009	767	646	750	813
Total energy (GwH)	139	132	145	137	132
Water usage (1,000 cu. Metres)	480	427	457	433	389
Discharges/effluent (1,000 cu. Metres)	400	384	399	386	342
Lost time accidents (ii)	0.6	1.0	0.9	1.4	N/A
Lost time ill health (iii)	1.8	5.6	1.9	10.1	N/A

(i)	Totals are for the Group as a whole for the year and therefore include divested businesses.
(ii)	Number of accidents (resulting in a person being unable to work the following day) per 200,000 hours worked.
(iii)	Number of cases of occupational ill health (resulting in a day or more away from work) per 1,000 people employed.

The 2004 hazardous waste figure excludes a spillage of chrome plating materials which occurred at the orthopaedics manufacturing site in Memphis. Working closely with the state authorities, prompt action was taken resulting in a total of 920 tonnes of affected soil being removed from the site to eliminate any possible contamination.

Carbon dioxide emissions are calculated from the energy consumption and are dependent on the mix of energy used. Emissions rose in 2005. However the figure quoted includes carbon dioxide emissions arising from the energy used at La Jolla, Florida, which was not included in 2004. Like for like, carbon dioxide emissions fell slightly.

Non hazardous waste rose sharply. This is a result of improved accounting of the waste disposed at Memphis, Tennessee, disposal of out of date material at Gilberdyke, England and waste from new process validation at both Largo, Florida and Gilberdyke, England.

Hazardous waste increased in 2005 despite significant reductions at most sites. This was largely the result of FLAMAZINE waste at Hull, England being reclassified as hazardous and an increase at Memphis, Tennessee, arising from more frequent maintenance routines.

Having focused on opportunities for recycling, all sites were able to show a significant increase in recycled waste. Despite the fact that many sites were able to show significant energy savings, total energy consumption rose in 2005. This is a result of the energy consumed by La Jolla, Florida, being included for the first time and an increase in consumption at Memphis, Tennessee and Gilberdyke, England due to increased production.

Lost time accident frequency rate is measured as the number of accidents (those which results in a person being unable to report for work on the following day) per 200,000 hours worked. Various initiatives across the Group lead to a significant reduction in 2005.

Lost time ill health performance is measured as the number of cases of occupational ill health that result in a day or more away from work per 1,000 people employed.

A full analysis of these measurements and key health and safety performance measures will be included in the 2006 Sustainability Report on the Group’s website when it is published in May 2006.

Social responsibility

The Smith & Nephew Code of Business Principles governs the Group’s interactions with its stakeholders. This sets out the behaviours and conduct stakeholders can expect from the Group. The Code of Business Principles describes the Group’s values and provides a framework for employees.

Employees

Smith & Nephew has a policy of non-discrimination and aims to provide an open environment based on constructive relationships. Smith & Nephew welcomes people with disabilities and makes every effort to retain any employee who has a disability. The Group is committed to engaging with employees through the regular and timely dissemination of Group information and soliciting their feedback and ideas. An employee global opinion survey is used every two years as a catalyst for improvements.

The 2004 Global Opinion Survey indicated continued high levels of employee engagement with the values and direction of the Group. The next survey will be conducted in 2006 using improved methodology including the introduction of regular sample surveys to measure progress and obtain employee feedback on issues that arise between the main surveys. Details of these planned changes will be covered in the next Sustainability Report in May 2006.

Recruitment and retention of skilled employees emerged as a key issue to ensure continued high performance. A recruitment excellence programme launched in 2005 resulted in the implementation of clear and consistent standards and practices for key recruitment processes. Managers are trained in the application of these as part of a series of management development modules being delivered across the Group. New employees will now experience a consistent and high quality recruitment selection process that carries through to the first year of induction.

In 2005 a number of measures of employee engagement were monitored. These measurements are a useful monitoring tool and alert mechanism for action as well as giving trend indicators of improved performance. Two years data is now available and is given below.

Internal Appointments

In 2005 an average of 23.1% (2004 — 21.3%) of vacancies across all parts of the business were filled by internal applicants with an average of 35% (2004 — 30%) of vacancies filled in the Group’s orthopaedics, endoscopy and advanced wound management business units. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the need to bring in new ideas and approaches that external recruitment brings.

Labour Turnover

For the last two years the Group measured both general voluntary labour turnover and turnover relating specifically to employees who have been with the business less than two years. The latter measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business.

The average voluntary labour turnover for 2005 was 3.0% (2004 — 2.5%) ranging from 2.2% to 3.8% across the Group. The average turnover of employees leaving the Group within two years of joining was 4.3% (2004 — 5.8%) ranging from 2.4% to 9.2% for the year.

The average labour turnover figures are well within the expected level for businesses in the Group’s sector and there is a reduction in the number of employees leaving within two years of joining which the Group believe reflects the improvements in its recruitment, induction and training introduced in the last two years. The highest incidence of leavers within two years is seen in the indirect markets. This has been reduced to 9.2% in 2005 (2004 — 14.8%)

Training and Development Investment

The Group is committed to providing training and information so that all employees can make the best contribution possible. Learning and development programmes are used to attract, retain and develop employees. These programmes are linked to formal performance appraisal and development planning. 2005 has seen the development and implementation of a range of training programmes under the banner of Management Excellence. These provide the key management skills required to be successful managers and leaders, covering the requirements of both new and experienced individuals. These are available throughout the Group and additional modules are planned for 2006.

Leadership

The Group aims to develop its current and future leaders to improve the performance of the business. The senior management has developed a set of group-wide leadership competencies and management development is a regular item on their meeting agenda. Performance evaluation, coaching and attendance at leadership programmes are utilised.

In late 2004, the Group introduced a “leadership excellence programme”. This is a three-day purpose designed residential course facilitated by a business school coach. The programme focuses on leadership style and interaction and to date, 36 senior managers attended the programme which continues to be rolled out in 2006.

Workplace

Smith & Nephew aims to provide healthy and safe working conditions for all its employees. Health and safety is managed as an integral part of the business and employee involvement is recognised as a key part of the process.

The Group does not use any form of forced, compulsory or child labour. The Group supports the Universal Declaration of Human Rights of the United Nations and respects human rights, the dignity and privacy of the individual, the right of employees to freedom of association, freedom of expression and the right to be heard.

Society and Community

The Group works with national and local governments and other organisations to meet its legal and civic obligations, manage its impact on the environment, and contribute to the development of laws and regulations that affect its business. Smith & Nephew values community involvement and is an active member of its local communities and supports employees who undertake community work.

The Group’s principles for charitable giving are based on the criteria relevant to its business areas, with priority given to medical education. Individual company sites support their local communities in a range of charitable causes giving donations of money, gifts in kind and employee time.

The Group realises that its technologies and products do not reach everyone. Project Apollo is a charitable and humanitarian service programme of the orthopaedics business. This links up with physicians and non-profit groups engaged in medical philanthropy who receive donations of Smith & Nephew products, sponsorship and help from the Group’s employees. Teamed with these individuals and organisations, Smith & Nephew believes it has found a way of increasing the impact of charitable giving and the work it undertakes.

The Smith & Nephew Foundation is an independent charitable trust funded by Smith & Nephew advanced wound management. It makes awards to individuals in the nursing professions for postgraduate research to improve clinical practice in nursing and midwifery. The Foundation is the largest single charitable awarding body to the nursing professions in the UK.

More examples of the programmes supported by Smith & Nephew are given in the Sustainability Report.

In 2005, direct donations to charitable and community activities totalled £1,379,000 of which £300,000 went to the Smith & Nephew Foundation. Smith & Nephew made no political contributions in 2005.

Customers

The Group is committed to providing innovative, cost-effective healthcare solutions benefiting healthcare professionals and their patients through improved treatment, ease and speed of product use and reduced healthcare costs. It will continue to provide education and training support for healthcare professionals and maintain investment in research and development.

In 2005 Smith & Nephew orthopaedics introduced MOBILAB, a state of the art mobile training centre in the US. MOBILAB takes the Group’s advanced training facilities direct to hospitals enabling surgeons to train with their operating team on their own hospital site.

The Group’s products are designed to be safe and reliable for their intended use and comply with or exceed all legal and regulatory requirements, including those concerning packaging, labeling and user instructions. The aim is to anticipate future standards and requirements promoting health and safety of its customers and patients.

Business Partners

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group works only with partners who it believes adhere to business principles and health, safety, social and environmental standards consistent with its own. Additional work has been done in 2005 to improve the monitoring of the supplier standards for service quality and activities relevant to their corporate responsibility.

Economic Contribution

The Group business policies are designed to achieve long-term growth and profits — which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Smith & Nephew’s sustainable development depends ultimately on its ability to provide a satisfactory economic return. In 2005, the Group generated an operating return on capital employed (ratio of trading profit to average equity plus net debt less investment in joint venture, as set out in “Selected Financial Data”) of 36%.

The Group prides itself on the strength of its relationship with its clinicians and other healthcare professionals with whom it has a reputation for product innovation and high standards of customer service. Healthcare economic considerations are integrated into the product development process to ensure that the benefits from the Group’s products improve patient outcomes, treatments and procedures for both clinician and patient and create cost effective solutions for healthcare services.

The Group has built expertise in the area of measuring healthcare economics within its advanced wound management business and has made good progress in introducing a similar system across its other businesses. A description of the principles of healthcare economics and its integration into the business is given in the Sustainability Report.

Looking Ahead

The Group is fulfilling an important role in its areas of expertise. Increased demands are being made on healthcare systems as the baby boomer generation ages and obesity, more active lifestyles and the increased incidence of diseases increase the demand for Smith & Nephew’s products.

Smith & Nephew’s strategy is to build upon its leading technologies, expand its markets and provide advanced technology to the medical profession. The Group believes that it can achieve this by setting and meeting ambitious performance targets, by constant innovation in products and services and by earning the trust of its stakeholders. In all its business activities, the drive towards sustainability is an ongoing process and Smith & Nephew is committed to maintaining a consistent effort to improve. The Group’s aim is to innovate to improve treatments and reduce healthcare costs thus contributing to sustainable and improving healthcare systems.

In reporting sustainability, Smith & Nephew is committed to improved monitoring of its performance in its development as a sustainable business. It is intended to introduce reporting of Key Performance Indicator targets for environmental, health and safety and social responsibility and to expand economic impact reporting.

EMPLOYEES

The average number of full-time equivalent employees in 2005 was 8,618, of whom 1,750 were located in the UK, 3,977 were located in the US and 2,891 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2005	2004	2003
Orthopaedics	3,581	3,016	2,727
Endoscopy	1,788	1,644	1,635
Advanced Wound Management	3,249	3,206	3,089

	8,618	7,866	7,451

Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances and operate effectively.

Smith & Nephew operates share option schemes that are available to the majority of employees (for further information see Note 27 of the Notes to the Group Accounts).

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

The Group maintains product liability insurance, but this insurance is subject to limits and deductibles. There is a risk that this insurance could become unavailable at a reasonable cost or at all, or will be inadequate to cover specific product liability claims. Insurance premiums are relatively high, particularly for coverage in the US, and there is a risk at the medical devices industry level that insurance coverage could become increasingly costly. If Smith & Nephew or any companies it acquires do not have adequate insurance, product liability claims and costs associated with product recalls could significantly limit Smith & Nephew’s available cash flow and negatively impact product sales from any associated loss of business.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). It appears that some patients do not achieve adequate initial fixation and that in other patients, while there appears to be good initial fixation, this does not persevere. Smith & Nephew has extensively tested and investigated the cause of these early revisions. A group of medical and scientific experts retained and managed by the Group’s defence lawyers is expected to finish its work in this regard in mid-2006.

In December 2004 the Group was notified that two insurance carriers who comprise 35% of the first and 80% of the second excess layers of the Group’s global product liability programme had declined coverage for macrotextured claims due to differences in the interpretation of the policy wording. In December 2005 the other insurance carrier with a 20% participation in the second excess layer declined coverage. Management intends to take all steps available to it in order to enforce this coverage. A charge of £80m representing the amount outstanding from these insurers and an estimate of the cost associated with claims likely to arise in the future assuming that insurance cover continues to be unavailable from these and subsequent excess layer insurers was recorded in 2004. Apart from the impact of translational exchange rate movements there has been no change to the estimated liability during 2005.

Medical Device Company Valuations

In 2005 the valuation of medical device companies declined relative to broader indices but as a growth industry medical device companies still have higher stock market valuations than other industrial companies. If market conditions change, or other companies in its sector fail to perform, or the Group is perceived to be performing less well than the sector, then the share price rating of the Group may be adversely affected.

Highly Competitive Markets

The Group’s principal business units compete across a diverse range of geographic and product markets. The markets in which each of the business units operates each contain a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses. The competitive risk in the endoscopy market from the reprocessing and re-use of single use disposable devices such as arthroscopic resection blades has declined in the US during 2005 but is still a factor in certain countries outside the US.

There is a risk of further consolidation particularly in the orthopaedic industry, which could adversely affect the Group’s ability to compete with much larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected revenue growth there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

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

Trends in the Healthcare Industry

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

Business practice in the healthcare industry is subject to review by government authorities and regulators. In March 2005 the Group’s orthopaedic business was issued with a subpoena by the US Attorney’s office requesting copies of its consulting, professional service and remuneration agreements with orthopaedic reconstruction surgeons. There have been no significant developments since then but any unfavourable ruling against the Group or the orthopaedics industry as a whole could have a material adverse impact on the Group’s results or cause a loss of reputation. See “Legal Proceedings”.

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

Regulatory Approvals and Controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. At any time the Group is awaiting a number of regulatory approvals, which if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in each country in which the Group operates although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a lengthy process particularly if materials are employed which have not previously been used in similar products. Regulatory approvals in the US, Europe and Japan and are the most critical to the Group’s success in launching new products.

The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution and marketing of its products, particularly in the US, UK and Continental Europe. Such controls have become increasingly demanding and management believes that this trend will continue. Failure to comply with such controls could have a number of adverse consequences, including withdrawal of approval to sell a product in a country or temporary closure of a manufacturing facility.

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

Continual Development and Introduction of New Products

The Group operates in the medical devices industry, which has a rapid introduction rate of new products. In order to remain competitive, each of the Group’s business units must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. A potential product may not be brought to market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group’s business units operate. If new products do not remain competitive with competitors’ products, the Group’s sales revenue could decline.

There is a risk that a major disruptive technology could be introduced into one of the Group’s markets and adversely affect its ability to achieve business plans and targets.

Manufacturing and Supply

The Group’s manufacturing production is concentrated at six main facilities in Memphis, Tennessee; Mansfield, Massachusetts; Oklahoma City, Oklahoma; and Largo, Florida in the United States and Hull and Gilberdyke in the United Kingdom. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Management of orthopaedics inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the three business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. If any of these suppliers is unable to meet the Group’s needs or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. There is currently a risk that supplies of SUPARTZ, which is extracted from rooster combs, may be impacted by the outbreak of avian flu in Asia. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew’s revenue and operating profit.

Currency Fluctuations

The Group has reported its 2005 results in Sterling. However only 9% of Group revenue arose in the UK compared with 49% in the US, 22% in Continental Europe and 20% in Africa, Asia, Australia, Canada and Latin

America. Fluctuations in the exchange rates used to translate the financial statements of operations outside the UK into Sterling had the effect of increasing Group revenue by 2%. In 2004 the effect was to reduce Group revenue by 7%. In 2006 the Group will change its reporting currency and Smith & Nephew plc will change its functional currency to US Dollars. This will reduce the Group’s exposure to exchange rate fluctuations in the translation of its revenue and profits.

The Group’s manufacturing cost base is situated in the US and the UK from where finished products are exported to the Group’s selling operations worldwide. Thus the Group is exposed to fluctuations in exchange rates between the US Dollar and Sterling and the currencies of the Group’s selling operations, particularly the Euro and the Japanese Yen. If the US Dollar and/or Sterling should strengthen against the Euro and the Japanese Yen then Group trading margin would be adversely affected.

Political and Economic Uncertainties

Because the Group has operations in 33 countries, political and economic upheaval in those countries or in the regions surrounding those countries may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group’s turnover and operating profit. Terrorist activities and ongoing global political uncertainties, including conflict in the Middle East, could adversely impact the Group.

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

BUSINESS OVERVIEW

Smith & Nephew’s operations are organised into three business units that operate globally: orthopaedics, endoscopy and advanced wound management. Smith & Nephew believes that its businesses have the opportunities for strong growth due to its markets benefiting from an ageing population, an increase in active lifestyles and trends toward less invasive medical procedures.

Revenue by business segment as a percentage of total revenue was as follows:

	2005	2004	2003
	(%)
Orthopaedics	50	47	45
Endoscopy	24	24	25
Advanced Wound Management	26	29	30

Total revenue	100	100	100

Revenue by geographic market as a percentage of total revenue was as follows:

	2005	2004	2003
	(%)
Europe (Continental Europe and United Kingdom)	31	33	31
United States	49	49	51
Africa, Asia and Australia and other America	20	18	18

Total revenue	100	100	100

Trading profit by business segment as a percentage of total trading profit was as follows:

	2005	2004	2003
	(%)
Orthopaedics	58	55	54
Endoscopy	24	24	27
Advanced Wound Management	18	21	19

Total trading profit	100	100	100

Operating profit by business segment as a percentage of total operating profit was as follows.

	2005	2004	2003
	(%)
Orthopaedics	68	33	51
Endoscopy	26	36	28
Advanced Wound Management	6	31	21

Total operating profit	100	100	100

Underlying Growth in Sales

Management’s key indicator of revenue performance is underlying growth in revenue. This is calculated by excluding the effects of foreign currency translation movements and acquisitions (see Note 3(c) of the Notes to the Group Accounts). Management believes that revenue growth on an underlying basis provides a consistent year-on-year measurement of performance without the distortions created by the translational effect of foreign currency movements and acquisitions which are separate from the Group’s normal operations. Underlying revenue growth is used by management in its internal financial reporting, budgeting and planning.

Reported growth in revenue by business segment reconciles to underlying growth in 2005 as follows:

	Reported growth	Foreign currency translation effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	19	(2)	(1)	16
Endoscopy	10	(2)	–	8
Advanced Wound Management	5	(1)	–	4

Total revenue	13	(2)	–	11

Reported growth in revenue by business segment reconciles to underlying growth in 2004 as follows:

	Reported growth	Foreign currency translation effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	12	9	(4)	17
Endoscopy	2	7	–	9
Advanced Wound Management	–	5	–	5

Total revenue	6	7	(1 1/2)	11 1/2

Reported growth in revenue by geographic market reconciles to underlying growth in 2005 as follows:

	Reported growth	Foreign currency translation effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Europe (Continental Europe and United Kingdom)	8	(1)	(1)	6
United States	14	(2)	–	12
Africa, Asia and Australia and other America	18	(3)	–	15

Total revenue	13	(2)	–	11

Reported growth in revenue by geographic market reconciles to underlying growth in 2004 as follows:

	Reported growth	Foreign currency translation effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Europe (Continental Europe and United Kingdom)	11	1	(4)	8
United States	2	12	–	14
Africa, Asia and Australia and other America	8	4	(2)	10

Total revenue	6	7	(1 1/2)	11 1/2

Factors Affecting Smith & Nephew’s Results of Operations

Sales Trends

Smith & Nephew’s business units participate in the global medical devices market and share a common focus on the repair of human tissue. Smith & Nephew’s principal geographic markets are in the well-developed healthcare economies of the US, Europe, Japan and Australia.

These markets are characterised by an increase in the average age of the population caused by the immediate post-World War II “baby boomer” generation approaching retirement, increased longevity, more active lifestyles, obesity and increased affluence. Together these factors have created significant demand for more effective healthcare products which deliver improved outcomes through technology advances. Furthermore pressure to resist increases in overall healthcare spending has led healthcare providers to demand products which minimise the length of hospital stays and the use of surgeon and nursing resources.

A recent trend has been increasing consumer awareness of available healthcare treatments through the Internet and direct-to-customer advertising. This has led to increased consumer influence over product purchasing decisions.

In orthopaedics, improvements in technology have lengthened the effective life of reconstruction implants and have facilitated the implantation of knees and hips in relatively young patients thereby improving the quality of life for a new generation. The decision to create separate sales forces for reconstruction, trauma and clinical therapy products was a strategic move intended to generate greater customer focus. Management believes that the creation of separate global business units in 2006 for orthopaedic reconstruction and orthopaedic trauma, including clinical therapies, will increase focus and result in increased revenue growth for both businesses.

The endoscopy business is benefiting from the continued trend worldwide towards less invasive surgery but with particular focus on arthrosopic repair of the knee and shoulder using a broad range of technology. The Group also expects to benefit from the demand for less invasive approaches to spinal disc repair and arthroscopic hip repair.

The advanced wound management business is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market. This increased penetration is expected to be driven by improved outcomes from new technology, health economic benefits, increasing nursing shortages, quality of life expectations and education of healthcare providers to convert from traditional to advanced treatments.

In order to take advantage of the expanding markets the Group must continually develop its existing and new technologies and bring new products to its customers. Expenditure on research and development in 2005 represented 5% of Group turnover and products launched within the last three years represented 17% of Group turnover.

Sales Force

The Group’s sales force, which includes independent commissioned sales agents, increased by 10% to 3,140 during 2005. The biggest increase was 21% in orthopaedics where the most significant increase was in the US. The size of the endoscopy sales force increased by 4% whereas the advanced wound management sales force was broadly unchanged.

Currency Movements

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group attempts to manage the impact of exchange rate movements on cost of goods sold by a policy of purchasing forward all its foreign currency commitments when firm purchase orders are placed. In addition, businesses are required to purchase forward a minimum of 50% of their forecast foreign currency requirements on a twelve-month rolling basis. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. This exposure is offset partly because the Group incurs interest in currencies other than Sterling on its indebtedness denominated in currencies other than Sterling. See “Financial Position, Liquidity and Capital Resources”. The change of reporting currency to US Dollars with effect from the beginning of 2006 will reduce significantly the Group’s exposure to exchange rate movements on the translation of results. See “Financial Summary”.

Other

Other than national governments seeking to control or reduce healthcare expenditure management is not aware of any governmental, economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Critical Accounting Policies

The Group’s significant accounting policies are set out in Note 2 of the Notes to the Group Accounts. Of those the policies which require the most use of management’s judgment are as follows:

Inventories

A feature of the orthopaedic business (whose finished goods inventory makes up 67% of the Group total finished goods stock) is the high level of product inventory required, inventory of which is located at customer premises and is available for customers immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic stock to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of stock compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Impairment

In carrying out impairment reviews of goodwill and intangible and tangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise impairment charges may be required which would adversely impact operating results.

Retirement Benefits

The Group accounts for its defined benefit pension plans and retirement healthcare plans under IAS19. In order to preserve consistency with previous disclosures the option under IAS19 was chosen which is most similar to the UK accounting standard, FRS17. Under this treatment the balance sheet reflects the full value of the total plan deficits without the use of the corridor approach by which valuation movements may be recognised over time. Actuarial gains and losses are recognised directly in equity through the statement of recognised income and expense.

A number of key assumptions have to be made in calculating the fair value of the Group’s defined benefit pension plans which impact the balance sheet liability and finance costs. The most sensitive assumptions are:

•	A 1% increase in the discount rate applied to projected plan liabilities would reduce the combined deficit by £80m whilst a decrease of 1% would increase the deficit by £105m.

•	The effect of increasing the life expectancy assumption in 2005 of a male member of the UK plan aged 60 from 23.3 years to 24.6 years was to increase the deficit by £10 million.

•	The effect of raising the life expectancy assumption in 2006 of a male member of the US plan aged 60 from 20.7 years to 21.8 years will be to increase the deficit by £3 million.

•	A movement of 1% in the assumed return on equities would have changed other finance costs by £3m while a movement of 1% in the notional interest cost assumption would have changed other finance costs by £4m.

See Note 34 of the Notes to the Group Accounts for a summary of how the assumptions selected in the last three years have compared with actual results.

The discount rate is determined by reference to market yields on high quality corporate bonds at the balance sheet date. The Group selects its discount rate by benchmarking against published indices and by consultation with its actuaries. The principal index used for benchmarking is the iBOXX Corporate AA index for bonds with terms consistent with the estimated defined benefit payments.

Contingencies and Provisions

The recognition of provisions for loss contingencies is subject to a significant degree of estimation. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

A provision of £80m ($154m) was recorded in 2004 to cover the estimated cost of settling claims by patients in respect of macrotextured knee revision surgeries assuming that insurance cover continues to be declined. After adjusting for costs charged against the provision and for the affect of translation exchange rate movements a provision of £44m remains to cover pending and future claims. The key variables in assessing the adequacy of the provision are the number of revisions likely to arise in the next four years and the average cost of settling patient claims for those revisions. Whilst management’s estimate of the most probable total cost is $154m, which is the amount provided, it is possible that the eventual outcome may be different. Based on independent statistical projections of revisions through to the end of 2009 the range of possible costs is $133m to $194m.

The Group operates in numerous tax jurisdictions around the world, and it is Group policy to submit its tax returns to the relevant tax authority on or before the time limits specified by local tax legislation. However, the relevant tax authorities are entitled to make enquiries into or audit the information set out in those returns until that year has been formally closed by agreement or is subject to a statutory limitation.

At any given time, tax audits are being carried out in a number of territories covering multiple years and tax returns are subject to possible enquiry in most locations in which the Group operates. The Group’s policy is to provide in current liabilities for additional taxes that may become payable in future years as a result of the settlement of tax audits or other tax enquiry procedures. This provision represents the Group’s best estimate of the tax liability that may arise on resolution of these disputes but the ultimate tax liability may differ from the amount provided dependent upon negotiations with the tax authority, changes in tax legislation, interpretation of tax law, and decisions in the relevant judicial system.

2005 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report. The Group’s Accounts are prepared in accordance with IFRS, as adopted by the EU, which differ in certain respects from US GAAP. All data has been adjusted to comply with IFRS. Reconciliations reflecting the effect of the significant differences between IFRS and US GAAP are set forth in Note 39 of Notes to the Group Accounts.

Accounting Policies Adopted in 2005

See Note 51 of Notes to the Group Accounts for information regarding accounting policies adopted in 2005.

Financial Highlights of 2005

Group revenue was £1,407m for the year ended 31 December 2005, representing 13% growth compared to 2004. Underlying growth in revenue was 11%.

Profit before taxation was £240m, compared with £167m in 2004. Adjusted attributable profit (calculated as set out in “Selected Financial Data”), improved 14% to £223m.

Basic earnings per Ordinary Share were 19.9p, a 34% increase compared to 14.8p for 2004. Adjusted basic earnings per Ordinary Share including discontinued operations (as set out in “Selected Financial Data”) were 23.8p compared to 20.8p for 2004, representing a 14% increase.

Fiscal 2005 Compared with Fiscal 2004

The following table sets out certain profit and loss account data for the periods indicated:

	2005	2004
	(£ million)
Revenue (i)	1,407	1,249
Cost of goods sold	(361)	(335)

Gross profit	1,046	914
Marketing, selling and distribution expenses	(543)	(477)
Administrative expenses	(161)	(136)
Research and development expenses	(67)	(66)
BSN agency and management fees	15	15

Trading profit (i)	290	250
Restructuring and rationalisation expenses	(47)	–
Macrotextured claim	–	(80)
Amortisation of acquisition intangibles	(6)	(5)

Operating profit (i)	237	165
Net interest receivable	5	4
Other finance costs	(3)	(2)
Fair value of hedge of anticipated sale proceeds of joint venture	1	–

Profit before taxation	240	167
Taxation	(70)	(45)

Profit from continuing operations	170	122
Discontinued operations — share of results of the joint venture	17	16

Attributable profit for the year	187	138

(i)	Group revenue, trading profit and operating profit are derived wholly from Continuing Operations.

Revenue

For the year ended 31 December 2005 Group revenue increased by £158m (13%) to £1,407m from £1,249m. Underlying revenue growth was 11% and favourable currency translation, particularly the stronger US Dollar relative to Sterling added 2%.

Orthopaedics revenues increased by £109m or 19% of which 16% was underlying growth, 2% was due to favourable currency translation and 1% arose from the full year effect of the revenues of MMT, compared with nine months in the previous year. Endoscopy revenues increased by £29m or 10%, of which 8% was underlying growth and 2% was due to favourable currency translation. Advanced wound management revenues increased by £20m or 5%, of which 4% was underlying growth and 1% was due to favourable currency translation.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 35 to 37.

Cost of goods sold

Cost of goods sold at £361m, represented 25.7% of revenue compared to £335m (26.8%) in 2004. The main factor in this improvement was the 0.7% effect of business mix caused by the higher rate of revenue growth of orthopaedics which has the lowest cost of goods sold, compared with the lower growth rates of endoscopy and advanced wound management. Orthopaedics increased its share of Group revenue from 47% to 50%. A secondary factor was a 0.2% benefit from transactional currency. This was achieved despite the US Dollar appreciating against the Euro and Sterling through the group’s policy of covering forward its foreign exchange purchases on a rolling twelve month basis.

Further margin analysis is included within the Trading Profit sections of the individual business segments that follow on pages 35 to 37.

Marketing, selling and distribution expenses

These costs increased by £66m from £477m to £543m and represented 38.6% of revenue, compared to 38.2% in 2004. This is due mainly to the costs of increasing the number of sales representatives in orthopaedics in the US.

Administrative expenses

Administrative expenses were £25m higher than in 2004 and represented 11.4% of revenue compared with 10.9% in 2004. Administrative expense grew in line with revenue growth except that increases in insurance premiums accounted for an additional £5m and the costs of combining and relocating the UK orthopaedic business with MMT was £2m.

Research and Development expenses

There was no material change in expenditure on research and development but expenditure as a percentage of revenue fell from 5.3% to 4.8%. This was caused by a rationalisation of development projects at orthopaedics and endoscopy. The Group continues to invest in innovative technologies and products to differentiate itself from competitors. In 2005, 17% of the Group’s revenue was from products introduced in the last three years.

BSN Medical agency and management fees

Agency and management fees of £15m were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew and is intended to be for a transitional period only. Recoveries were broadly unchanged in 2005 as there was no material change in the number or nature of shared service agreements.

Trading profit

Trading profit was £290m, an increase of £40m compared to £250m in 2004, resulting from an increase in gross profits of £132m partly offset by an increase of £92m in expenses. Trading profit margins rose from 20.0% to 20.6%.

Restructuring and rationalisation expenses

This comprises two items. £39m related to the Group’s decision to close the tissue engineering operations within its advanced wound management business. Production ceased in December 2005 and final closure is expected to be during the first quarter of 2006. The components of the closure costs are £14m for the impairment of intangible assets related to patents and other intellectual property, £2m to write down plant and equipment, £3m inventory write down, £5m for redundancy payments, £10m for onerous lease obligations and £5m for other items.

In addition £8m relates to the closure of the Andover, Massachusetts endoscopy manufacturing facility. The components are £3m related to impairment of freehold land and buildings, £4m for redundancy payments and £1m for other items.

Amortisation of acquisition intangibles

The increase from £5m to £6m reflects the full year amortisation of MMT intangible assets compared with nine months in 2004.

Operating profit

Operating profit increased by £72m compared with 2004. The trading profit increase of £40m was augmented by the absence of the macrotextured charge of £80m from 2004 less the £47m charge for restructuring and rationalisation and the £1m increase in amortisation of acquisition intangibles.

Net interest receivable

Interest income decreased by £2m from £17m in 2004 to £15m in 2005. Interest expense decreased by £3m from £13m in 2004 to £10m in 2005. Interest payable on currency swaps amounting to £19m was set off against interest receivable on swaps. Overall net interest receivable moved favourably by £1m from £4m to £5m.

Other finance costs

Comprises notional interest on the defined benefit pension plan deficit less the expected return on investing pension plan assets.

Fair value of hedge of anticipated sale proceeds of joint venture

A financial instrument was purchased in December 2005 to hedge the anticipated proceeds of the BSN Medical disposal from Euros into US Dollars. This was fair valued at the end of the year resulting in a gain of £1m.

Taxation

The taxation charge rose by £25m to £70m in 2005. The effective rate of taxation on trading profit less interest and finance costs was 29.5% compared with 29.0% in 2004 due to changes in the mix of profits. The taxation charge was reduced in 2005 by £16m as a consequence of the restructuring and rationalisation expenses and in 2004 by £28m as a consequence of the macrotextured claim.

Discontinued operations — Share of Results of the Joint Venture

The Group’s share of results of the joint venture rose by £1m from £16m in 2004 to £17m in 2005. Revenues decreased by £39m from £166m to £127m as a result of the Group ceasing to equity account with effect from 1 October 2005 following the reclassification of the investment to “Held for sale”. Operating profits decreased by £4m from £24m to £20m due to the short period. Interest payable was unchanged from prior year at £1m and the tax charge was £1m lower at £6m, compared with £7m. In the fourth quarter the group recognised as profit a dividend received of £4m.

Business Segment Analysis

Revenue by business unit and geographic market and trading and operating profit by business unit are set out below:

	2005	2004
	(£ million)
Revenue by business segment
Orthopaedics	698	589
Endoscopy	334	305
Advanced Wound Management	375	355

Total revenue	1,407	1,249

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	441	410
United States	694	609
Africa, Asia and Australia and other America	272	230

Total revenue	1,407	1,249

Trading profit by business segment
Orthopaedics	167	138
Endoscopy	70	61
Advanced Wound Management	53	51

Total trading profit	290	250

Operating profit by business segment
Orthopaedics	162	54
Endoscopy	61	60
Advanced Wound Management	14	51

Total operating profit	237	165

Orthopaedics

Revenue

Revenue increased by £109m, or 19%, to £698m of which 16% was underlying growth, 2% due to favourable currency translation movements and 1% arose from the full year effect of the revenues from MMT compared with nine months in the previous year. The principal factors in the growth in revenue were the growth in the global orthopaedics market (excluding the spine sector) which was estimated to be 11% in the year and the 21% increase in the size of the global sales force from 1,260 to 1,532. The sales force was expanded in order to improve market coverage, particularly in the US, through the continuing strategy of creating specialist sales forces for each of the reconstruction, trauma and clinical therapies sectors.

In the US, revenue increased by £73m to £433m (21%), of which 19% was underlying growth and 2% due to favourable foreign currency translation. The main contributory factor in the underlying growth rate was the increase in the year of 25% in the size of the US sales force from 815 to 1,021.

Outside the US, revenue increased by £36m to £265m (16%), of which 2% was due to favourable currency translation movement, 2% was due to the full year effect of the MMT acquisition and 12% was underlying growth.

Revenue growth was driven by Japan at 19%, which comprised 20% underlying growth less 1% adverse foreign currency translation mainly, due to an increase of 25% in the sales force following the purchase of the business and assets of Leading Medical. The increase in sales force size was consistent with the strategy of enhancing market coverage in Japan. UK revenue grew 23% as it benefited from combining its business with MMT, resulting in increased numbers of sales representatives and greater access to surgeons and new customers. Australia revenue grew by 22% of which 5% was due to favourable foreign currency translation and 17% was underlying growth largely due to the purchase, in late 2004, of the rights to distribution of the BHR product.

In reconstruction, global knee revenue increased by £36m to £250m (17%), of which 2% was underlying growth due to favourable foreign currency translation and 15% was underlying growth. 4% of the underlying growth was due to growth in revenue of OXINIUM and the balance was due to sales force additions. This is a slower rate of growth than the 21% achieved in 2004 which is believed to reflect a reduction in the number of procedures in the US market and the fact that the Group launched fewer knee products during the year pending a number of new releases in 2006.

Global hip revenue increased by £28m to £189m (17%), of which 1% was due to favourable foreign currency translation movements. The MMT acquisition accounted for 3% of growth and underlying growth was 13% which was due to the increased size of the sales force. The FDA Advisory Panel recommended conditional approval of the BHR product to the FDA for use in the US and it is expected that this product will be released during 2006.

Global trauma revenue increased by £24m to £169m (17%), of which 3% was due to favourable foreign currency translation and 14% was underlying growth, 6% of this growth was due to the launch of the PERI-LOC locking compression plate system and the balance due to sales force additions.

Clinical therapies revenue increased by £20m to £72m (39%), of which 1% was due to favourable foreign currency translation and 38% was underlying growth driven by a 26% increase in the size of the sales force.

Trading Profit

Trading profit rose by £29m (21%) from £138m in 2004 to £167m in 2005. The trading profit margin increased from 23.4% to 23.9% as a result of a small improvement to 0.4% points in gross margin due to favourable transactional currency and lower research and development expenditure of 0.5% points, partly offset by a 0.4% points increase in other expenses caused by ongoing sales force investment, higher costs of insurance (£4m) and the cost of relocating and combining the UK business with MMT (£2m).

Operating Profit

Operating profit increased by £108m of which £29m was trading profit, £80m was due to the macrotextured claim in 2004 less £1m due to the increase in amortisation of acquisition intangibles.

Endoscopy

Revenue

Endoscopy revenue increased by £29m or 10% to £334m, comprising 2% favourable currency translation and 8% underlying growth. In the US, revenue increased by £13m to £182m (8%), of which 2% was due to favourable foreign currency translation and 6% was underlying growth.

Outside the US, revenue increased by £16m to £152m (12%), of which 2% was due to favourable foreign currency translation and 10% was underlying growth. Revenue growth was driven by Japan at 23%, of which 24% was underlying growth driven by higher revenue from knee repair products due to the increased adoption of ACL reconstruction surgery in that market, less 1% adverse foreign currency translation. Canada revenue grew by 23%, of which 15% was underlying growth, due to an increase in government healthcare funding in the year and 8% was due to favourable foreign currency translation.

Global revenue of repair products grew by £19m to £100m (23%), of which 2% was due to favourable foreign currency translation and 21% was underlying growth driven by the release of a number of new products in the knee and shoulder segments.

Revenue in the global resection products sector grew £3m to £130m (2%), within which blades grew by 4%, benefiting from lower levels of re-use in the US of these disposable devices. Radio-frequency arthroscopy products declined by 1% because 2005 included only 4 months of revenue of the products affected by the injunction in the patent dispute with ArthroCare Inc. compared with 6 months in 2004 prior to the injunction. The foreign currency translation effect on resection products was zero.

Global visualisation and Digital Operating Room revenue grew £6m to £66m by (10%), of which 3% was due to favourable foreign currency translation and 7% was underlying growth. This was due to a number of new contracts being gained in Digital Operating Rooms due to the enhanced expertise gained with the acquisition of Reed Medical in 2004.

In total, products brought to market within the last 3 years comprised 24% of total revenue mainly in knee and shoulder repair, a new camera in visualisation, a new pump in the access sector and a new hip arthroscopy product.

Trading Profit

Trading profit rose by £9m (14%) from £61m in 2004 to £70m in 2005. The trading profit margin increased from 20.0% to 20.9% as a result of a 0.3% improvement in gross margin due to gains on favourable transactional currency and expense control of 0.6% points.

Operating Profit

Operating profit increased by £1m comprising an increase of £9m in trading profit less £8m of costs related to the closure of the Andover manufacturing facility.

Advanced Wound Management

Revenue

Revenue increased by £20m to £375m or 5% of which 4% was underlying growth and 1% was due to favourable foreign currency translation.

In the US, revenue was unchanged at £80m, comprising favourable foreign currency translation of 2% and 2% negative underlying growth. The main factors were inventory reduction by major distributors as they sought to become more efficient in their supply chains, which reduced revenues by an estimated 5% and lower sales of intermediate products to industrial customers which reduced revenues by 6%. Outside the US, revenue growth was £20m to £295m (8%), of which 2% was due to favourable foreign currency translation and 6% was underlying growth. Growth in Japan was 31% of which 32% was underlying growth driven by the acquisition of distribution rights to the CADEX product which increased revenue by 11% and by the increased market acceptance of ALLEVYN hydrocellular dressings which added 13% to underlying growth. UK revenue growth was zero due to the NHS, the largest customer, operating under severe budget constraints.

The global sales force continued to develop during the year with an increased focus on clear market segments. Focus on the key brands of ALLEVYN and ACTICOAT combined with the launch of the ACTICOAT Moisture Control product resulted in underlying global revenue growth for these product lines of 13% and 25% respectively.

Trading Profit

Trading profit rose by £2m (4%) from £51m in 2004 to £53m in 2005 broadly in line with revenue growth. The trading profit margin barely changed at just over 14%.

Operating Profit

Operating profit decreased by £37m comprising an increase of £2m in trading profit less £39m of restructuring charges related to the exit from tissue engineering operations.

2004 YEAR

Financial Highlights of 2004

Group revenue was £1,249m for the year ended 31 December 2004, representing 6% growth compared to 2003. Underlying growth in revenue of continuing operations was 11 1/2%.

Profit before taxation was £167m, compared with £189m in 2003. Adjusted attributable profit, (calculated as set out in “Selected Financial Data”), improved 15% to £195m.

Basic earnings per Ordinary Share including discontinued operations were 14.8p, a 20% decrease compared to 18.5p for 2003. Adjusted basic earnings per share Ordinary Share (as set out in “Selected Financial Data”) were 20.8p compared to 18.2p for 2003, representing a 14% increase.

Fiscal 2004 Compared with Fiscal 2003

The following table sets out certain profit and loss account data for the periods indicated:

	2004	2003
	(£ million)
Revenue (i)	1,249	1,179
Cost of goods sold	(335)	(345)

Gross profit	914	834
Marketing, selling and distribution expenses	(477)	(440)
Administrative expenses	(136)	(126)
Research and development expenses	(66)	(67)
BSN agency and management fees	15	19

Trading profit (i)	250	220
Acquisition related expenses	–	(22)
Macrotextured claim	(80)	–
Amortisation of acquisition intangibles	(5)	–

Operating profit (i)	165	198
Net interest receivable/(payable)	4	(5)
Other finance costs	(2)	(4)

Profit before taxation	167	189
Taxation	(45)	(56)

Profit from continuing operations	122	133
Discontinued operations — share of results of the joint venture	16	13
Discontinued operations — net profit on disposal and share of results of associated undertaking	–	26

Attributable profit for the year	138	172

(i)	Revenue, trading profit and operating profit are derived wholly from Continuing Operations.

Revenue

For the year ended 31 December 2004, reported Group revenue increased by £70m (6%) to £1,249m from £1,179m. Reported revenue benefited by 1 1/2% from the acquisition of MMT but adverse currency translation, particularly the weakness of the US Dollar relative to Sterling reduced revenue by 7%. Underlying revenue growth was 11 1/2%.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 40 and 41.

Cost of Goods sold

Cost of goods sold represents 26.8% of revenue compared to 29.3% in 2003. This improvement of 2.5% points mainly arose from manufacturing cost and efficiency savings of 1.4% points and transactional currency benefits of 0.7% points from the relative decline in the value of the US Dollar which reduced the cost of purchasing finished goods in many countries, particularly in Europe and Australia. There was also a mix benefit of 0.4% points as the fastest growing business, orthopaedics, also has the lowest cost of sales.

Further margin analysis is included within the Trading Profit section of the individual business segments that follow on pages 40 and 41.

Marketing, selling and distribution expenses

These costs represented 38.2% of revenue, compared to 37.3% in 2003. This increase is due mainly to additions to sales forces, particularly in orthopaedics in the US.

Administrative Expenses

Administrative expenses were 8% higher than in 2003 and represented 10.9% of revenue compared with 10.7% of revenue in 2003. Administrative expenses items broadly grew in line with revenue.

Research and Development expenses

There was no material change in expenditure on research and development. Smith & Nephew continues to invest in innovative technologies and products to differentiate the Group from its competitors. In 2004, 20% of Smith & Nephew’s sales were from products introduced in the last three years.

BSN Medical Agency and Management Fees

Agency and management fees were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew and is for a transitional period only. In 2004 recoveries fell by £4m (21%) as a number of shared service agreements expired and BSN established its own independent operations.

Trading Profit

Trading profit was £250m, an increase of £30m compared to £220m in 2003, resulting from an increase in gross profits of £80m less higher expenses of £50m. Trading profit margins improved from 18.7% to 20.0%.

Macrotextured Claim

The macrotextured claim of £80m represents provision of £13m for the amount due from excess layer insurers who have declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of £67m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable.

Amortisation of Acquisition Intangibles

The amortisation charge on acquisition intangibles arose principally from the acquisition of MMT in March 2004, which was the first material acquisition to be accounted for under IFRS.

Operating Profit

Operating profit decreased by £33m compared with 2003. The increase in trading profit of £30m was more than offset by the £80m charge for the macrotextured claim and £5m for the amortisation of acquisition intangibles less £22m for the absence of acquisition related expenses for the previous year.

Net Interest Receivable/(Payable)

Interest income increased by £6m from £11m in 2003 to £17m in 2004. Interest expense decreased by £3m from £16m in 2003 to £13m in 2004. Interest payable on currency swaps amounting to £15m was set off against interest receivable on swaps. Overall interest moved favourably by £9m from a net interest payable position of £5m to a net interest receivable position of £4m, due to favourable movements in interest and foreign exchange rates.

Other Finance Costs

Other finance costs comprise notional interest costs on the defined benefit pension plan deficits less the expected return on investing plan assets. The net charge was £2m lower than 2003 due to lower notional interest rates.

Taxation

The taxation charge decreased by £11m to £45m in 2004. The taxation charge on adjusted profits was £73m an increase of £13m on the 2003 charge due to higher adjusted profits. The effective rate of taxation was 29.0% as compared with 28.4% in 2003. The taxation charge was reduced in 2004 by £28m as a result of the macrotextured item and increased in 2003 by £4m as a result of acquisition related expenditure.

Discontinued Operations — Share of Results of the Joint Venture

The Group’s share of operating profit increased by £4m from £20m in 2003 to £24m in 2004. 2003 included £3m of restructuring and acquisition related expenses. Operating profit margins before this £3m improved from 13.8% in 2003 to 14.3% in 2004 as a result of cost and efficiency savings and from the benefits of integrating the fracture casting and splinting business acquired from DePuy Inc. in March 2004. Net profit after taxation increased by £3m from £13m in 2003 to £16m in 2004.

Business Segment Analysis

Group revenue by business unit and geographic market and trading and operating profit by business unit are set out below:

	2004	2003
	(£ million)
Revenue by business segment
Orthopaedics	589	525
Endoscopy	305	300
Advanced Wound Management	355	354

Total revenue	1,249	1,179

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	410	370
United States	609	595
Africa, Asia and Australia and other America	230	214

Total revenue	1,249	1,179

Trading profit by business segment
Orthopaedics	138	119
Endoscopy	61	60
Advanced Wound Management	51	41

Total trading profit	250	220

Operating profit by business segment
Orthopaedics	54	102
Endoscopy	60	55
Advanced Wound Management	51	41

Total operating profit	165	198

Orthopaedics

Revenue

Orthopaedics sales were £589m in 2004, an increase of £64m or 12% compared to £525m for 2003. Underlying revenue growth was 17%. Growth in sales in the US was 10% (22% underlying less 12% adverse currency translation). Outside the US, growth was 17% (10% underlying less 4% adverse currency translation and including 11% from the acquisition of MMT). Sales pricing in reconstruction and trauma increased by approximately 3% in the US.

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

A number of new orthopaedic products are in the pipeline. Marketing approval in the US for the ceramic on ceramic hip was received in December 2004. Surgical evaluations for a new locking plate trauma product were started during the year and it is expected to launch this product in the first half of 2006. US pre-market approval application for the BHR product has been accepted for consideration by the FDA.

Trading Profit

Trading profit from the orthopaedics business increased by £19m (16%) from £119m in 2003 to £138m in 2004. The trading profit margin increased from 22.7% to 23.4% as a result of improvements to gross margin from volume related cost and efficiency savings and transactional currency benefits from the weaker US Dollar partly offset by additional investment in selling and marketing expense which cost 1.4% points of margin.

Operating Profit

Operating profit decreased by £48m with the increase of £19m in trading profit offset by the £80m charge related to the macrotextured claim, £4m of amortisation of acquisition intangible assets and £17m of aborted acquisition costs in 2003.

Endoscopy

Revenue

Endoscopy sales in 2004 were £305m, an increase of £5m or 2% compared to £300m for 2003. The underlying growth of 9%, represents a recovery from a problematic 2003. Sales in the US declined 3% (9% underlying growth less 12% adverse currency translation), but grew 7% outside the US (10% underlying less 3% adverse currency translation).

The new progressive scan camera system and the Group’s comprehensive integration capability for digital operating rooms increased visualisation sales by 12% (22% underlying less 10% adverse currency translation). Repair product sales grew by 9% (underlying 16% less 7% adverse currency translation), led by the comprehensive range of shoulder products. Radio frequency sales were affected by an injunction imposed on US sales in connection with an ongoing patent dispute with a competitor, and declined by 12% (negative 2% underlying growth and 10% adverse currency translation). Blade sales declined 3% (3% underlying growth less 6% adverse currency translation) following a stabilisation of the re-use of blades by US hospitals.

Trading Profit

Trading profit from the endoscopy business increased by £1m (2%) from £60m in 2003 to £61m in 2004. The trading profit margin remained constant between 2004 and 2003.

Operating Profit

Operating profit increased by £5m comprising the increase in trading profit of £1m less amortisation of acquisition intangible assets of £1m less acquisition integration costs of £5m in 2003 related to Oratec.

Advanced Wound Management

Revenue

Advanced wound management sales were £355m for 2004 largely unchanged from £354m in 2003. This is equivalent to 5% underlying growth less 5% adverse currency translation. Outside the US, sales grew 5% (8% underlying less 3% adverse currency translation). However, sales in the US declined 14% (negative 4% underlying growth and 10% adverse currency translation), where they were seriously affected by the need to switch to another enzyme debrider product. Loss of sales of the previous enzyme debrider negatively affected underlying global sales growth by 4%.

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

Trading and Operating Profit

Both trading and operating profit from the advanced wound management business increased by £10m (24%) from £41m in 2003 to £51m in 2004. The trading profit margin increased from 11.6% to 14.4% principally as a result of higher gross margins due to manufacturing efficiencies at the La Jolla facility and the elimination of adverse variances at the Largo facility together with expense control through the business.

OUTLOOK AND TREND INFORMATION

The discussion below contains statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve known and unknown risks and uncertainties that could cause the Group’s actual results, performance or achievements to differ materially from those projected in forward-looking statements. Smith & Nephew cannot give assurance that such statements will prove correct. These risks and uncertainties include factors related to: the medical devices industry in general, product liability claims and related insurance coverage, the geographical markets in which the Group operates, the nature and efficiency of the Group’s products, the Group’s ability to research, develop, manufacture and distribute its products, the translation of currencies and the values of international securities markets. For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, you should read “Risk Factors” of this document.

The markets on which the Group concentrates continue to demonstrate robust growth and are expected to benefit for many years to come from an ageing population, obesity, more active lifestyles and technological developments including less invasive techniques in orthopaedic and endoscopic surgery. In advanced wound management continuing innovation and the potential for further penetration of moist wound healing and wound bed preparation techniques should continue to stimulate expansion of this market. Management expects that innovative new product development programmes and sales force investment will enable the Group to grow as well as expand its market share.

As described in “Financial Summary — Change in Functional and Reporting Currency” the Group will report its results in US Dollars instead of pounds Sterling with effect from 2006. The effect of this change on future trends will be to reduce the Group’s exposure to translational exchange rate fluctuations and thereby reduce the volatility of its revenues and profits.

For 2006, management expects orthopaedic trauma to grow revenues in the mid-teens range whilst orthopaedic reconstruction is expected to be slightly below this, reflecting tighter market conditions. Revenue growth in endoscopy is expected to improve to just into double digits as it benefits from its new product programme. Advanced wound management expects revenue growth from continuing products in mid-single digits, reducing to low-single digits after taking into account the exit from tissue engineering. Group revenue growth, combined with margin enhancement of around 1 1/2% from ongoing cost and efficiency savings and from exiting tissue engineering is expected to deliver high teens growth in trading profit for 2006.

Earnings for 2006 will be affected by a number of specific factors. The divestment of BSN Medical will dilute earnings by around 4% since interest on the proceeds will not match earnings from the joint venture. Additionally, a loss of favourable interest rate differentials between the US and the UK, coupled with the move of functional currency to US Dollars, is expected to dilute earnings by between 3% and 4%. After taking into account these factors, interest and other finance income is expected to be around $9m for 2006. The effective tax rate is expected to increase by around 1% per annum for the next three years, and this will further dilute 2006 earnings by 1 1/2%. After the effect of these specific factors, EPSA growth of around 7% to 8% is expected for 2006, before movements in translational currency.

The net proceeds of the divestment of BSN Medical in February 2006 were $560m and the gain on disposal was $315m which will be recognised in 2006.

Management does not anticipate that the dispute with certain insurers over their declination of coverage of macrotextured product liability claims will be resolved during 2006. Consequently, it is expected that settlements with patients will not be reimbursed by insurers and that this will continue to have an adverse impact on cash flow of approximately $43m (£25m) during 2006. See “Legal Proceedings” and “Risk Factors”. Cash expenditure of $26m (£15m) is estimated on the exit from tissue engineering and the closure of the endoscopy manufacturing facility at Andover, Massachusetts. There will be no impact on operating profit since these payments will be charged to provisions.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2005	2004	2003
		(£ million)
Cash generated from operations	204	228	216
Interest received net of interest paid	5	4	(5)
Income taxes paid	(62)	(38)	(52)

Net cash inflow from operating activities	147	194	159
Capital expenditure (including trade investments and net of disposal of property, plant and equipment)	(110)	(101)	(72)
Acquisitions and disposals (net of loan notes issued on acquisition of £50m in 2004)	(14)	(35)	48
Dividends received from joint venture	14	14	7
Equity dividends paid	(50)	(47)	(45)
Issue of ordinary share capital and own shares purchased	11	4	8

Change in net debt from net cash flow (see Note 29 of the Notes to the Group Accounts)	(2)	29	105
Loan notes issued on acquisition	–	(50)	–
Exchange adjustments	(55)	37	46
Opening net debt	(121)	(137)	(288)

Closing net debt	(178)	(121)	(137)

The Group’s net debt decreased by £110m from £288m at the beginning of 2003 to £178m at the end of 2005. Translation of foreign currency net debt into Sterling had the effect of decreasing net debt by £28m in the three-year period ended 31 December 2005. Closing net borrowings includes £11m of net currency swap liabilities (2004 and 2003 net currency swap assets of £31m and £43m respectively).

Acquisitions and Disposals

In the three-year period ended 31 December 2005, £51m (including the issuance of £50m of Loan Notes in 2004) was spent on acquisitions, net of disposal proceeds, funded from net debt. Acquisitions totalled £103m and comprised MMT £69m, Acticoat £11m, Collagenase £6m, and other £17m.

In the same three-year period, £52m was received from the disposal of AbilityOne.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years capital expenditure on tangible and intangible fixed assets has represented approximately 7% to 8% of continuing group revenue. Capital expenditure in 2006 is expected to be approximately the same percentage of Group revenue as 2005.

In 2005 capital expenditure of £111m (£110m net of disposals of property, plant and equipment) was incurred. The principal areas of investment were the placement of orthopaedics instruments with customers, manufacturing facilities, plant and equipment and information technology.

At 31 December 2005, £4m of capital expenditure had been contracted but not provided for which will be funded from borrowing facilities.

Operating Cash Flow

Management assesses available cash flow in terms of “trading cash flow” which is defined as cash flows after capital expenditure and before material items which derive from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends in cash flows. Ongoing capital expenditure on fixed assets is regarded as essential to develop and grow the Group’s businesses and to drive operating efficiencies. Management believes that trading cash flow provides useful information to investors because it provides a consistent year on year comparison of operating cash flows.

This figure (£173m for 2005) is after several adjustments to cash generated from operations, the most comparable IFRS figure. This measure is used in the Group’s management reporting, budgeting and planning because it provides information on those elements of cash flows which local managers are most directly able to influence. Management also uses as a key indicator the “cash conversion ratio” i.e. the percentage of trading cash flow compared to trading profit. This was 60% for 2005 (2004 — 58%, 2003 — 77%) similar to the previous year. Management uses this cash conversion ratio to target cash generation, to monitor and control its use of capital employed and to provide meaningful year-on-year trend information. Management has set long-term targets for the Group of 70% — 75% cash conversion ratio.

The following table presents a reconciliation of cash generated from operations to trading cash flow.

	2005	2004	2003
	(£ million)
Cash generated from operations	204	228	216
Less: capital expenditure (including trade investments and net of disposal of property, plant and equipment)	(110)	(101)	(72)

Operating cash flow	94	127	144
Add:
Special pension fund contributions	49	–	–
Restructuring, rationalisation, acquisition integration and divestment costs	4	2	10
Macrotextured knee revisions unreimbursed by insurers	26	17	–
Centerpulse transaction costs	–	–	17

Trading cash flow	173	146	171

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At 31 December 2005, the Group held £88m in cash and balances at bank and had committed and uncommitted bank facilities of £355m and £257m respectively. Undrawn bank facilities amounted to £417m, of which £240m were committed. Of the undrawn committed facilities, £4m expires within one year, and £236m after two but within five years. Of the drawn facilities, £81m expires within one year and £114m expires within 3-5 years. In addition Smith & Nephew has £50m of loan notes payable within one year and finance lease commitments of £10m (of which £8m extends beyond five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements normally result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. In 2005 the settlement of macrotextured patient claims was a factor which will continue in 2006. £49m of special contributions, over and above the previously agreed and planned contributions, were made in 2005 to improve the funding of the UK and US defined benefit pension schemes. In February 2006 the Group received $560m from the sale of the BSN Medical joint venture which will be held in cash or used to repay borrowing facilities.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2006, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

Further information regarding borrowings at 31 December 2005 is set out in Note 20 of the Notes to the Group Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

Pension Funding

The movements in the stock market values, falling long term interest rates and increased longevity experience over the last five years have adversely affected the funding levels of Smith & Nephew’s major defined benefit plans in the UK and US. Existing provisions and planned future contributions are considered adequate to cover the current under funded position.

Payment Policies

It is Company policy to ensure that suppliers are paid within agreed terms. At the year-end, the Company’s trade creditors represented the equivalent of 37 days’ credit.

EXCHANGE AND INTEREST RATE RISK AND FINANCIAL INSTRUMENTS

The Board of Directors of the Company has established a set of policies to manage funding, currency and interest rate risks. Derivative financial instruments are used only to manage the financial risks associated with underlying business activities and their financing.

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

The Group managed £330m of foreign currency purchase transactions by using forward foreign exchange contracts, of which the major transaction flow is Euros into US Dollars. The Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year. If the Euro were to weaken against the US Dollar by 10% on average over the year, the fair value of forward foreign exchange contracts would increase by £4m (2004 — increase by £5m).

Had the Group not transacted forward foreign exchange purchase contracts and if Sterling were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit before taxation in 2005 would have increased by £37m on account of transactional and translational movements; if the Euro were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2005 would have reduced by £13m; if the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2005 would not have changed materially.

The Group’s net debt is exposed to movements in exchange rates on foreign currency liabilities. Based upon the net debt position at 31 December 2005 if Sterling were to weaken against the US Dollar by 10%, the increase in the Group’s net debt would be £51m. If Sterling were to weaken against all currencies excluding the US Dollar by 10%, the Group’s net debt would be increased by £10m. That is, if Sterling were to weaken against all currencies by 10%, the Group’s net debt would increase by £61m.

Interest Rate Risk

The Group contracts fixed rate currency swaps and uses simple floating to fixed rate interest rate swaps to meet its objective of protecting borrowing costs and differentials between borrowing and deposit rates within parameters set by the Board.

As at 31 December 2005, the Group had not fixed interest rates forward for 2006 due to uncertainties over the timing of the receipt of the proceeds from the anticipated sale of the BSN Medical joint venture.

Based upon the net debt position at 31 December 2005, an increase in short-term interest rates across all currencies by one percentage point would increase the Group’s annual net interest payable by £2m (2004 — increase by £1m). The Group’s financial assets and liabilities were principally at floating interest rates and thus their fair values are not directly affected by movements in market rates of interest.

Financial Instruments

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered into to hedge foreign currency purchase transactions and foreign currency assets are accounted for as hedges. As a result, changes in fair values of these financial instruments do not affect the Group’s profit before taxation.

At 31 December 2005 the Group had transacted a contingent foreign exchange contract to hedge the anticipated proceeds on the sale of its investment in the BSN Medical joint venture. This contract does not qualify for hedge accounting. The maturing of the contract is contingent on the receipt of the proceeds of sale. If the US Dollar were to have weakened against the Euro by 10% profit before taxation would have reduced by £29m. In the event that the sale did not complete no amounts would have been payable or receivable in respect of the contract. The transaction was completed on 23 February 2006.

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

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2005 were as follows:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ million)
Short-term debt obligations	81	81	–	–	–
Long-term debt obligations	114	–	–	114	–
Loan Notes	50	50	–	–	–
Finance lease obligations	10	1	1	–	8
Operating lease obligations	79	20	26	13	20
Purchase obligations	6	6	–	–	–
Capital expenditure	4	4	–	–	–
Other	43	34	7	2	–

	387	196	34	129	28

Other contractual obligations consist of credit balances on currency swaps and foreign exchange contracts and acquisition consideration.

The agreed contribution rates to the UK defined benefit pension plan are 12.5% of pensionable earnings plus supplementary payments of £18m over the next three years. Payments to the US defined benefit pension plan in 2006 are estimated to be £15m. £2m is estimated to be paid to the other funded defined benefit plans.

In 2005 the Group made a special contribution of £49m to the UK and US plans, over and above the previously agreed and planned contributions, in order to improve the funding of these plans.

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

US GAAP

Smith & Nephew prepares its accounts in accordance with IFRS as adopted by the EU which differs in certain respects from US GAAP. Reconciliations of profit for the financial year and equity are set out in Note 39 of the Notes to the Group Accounts.

Results

	2005	2004	2003
Profit for the financial year	£173m	£143m	£180m
Basic earnings per Ordinary Share	18.4p	15.2p	19.3p
Diluted earnings per Ordinary Share	18.4p	15.1p	19.2p

US GAAP profit for the financial year in 2005 is £14m lower than IFRS with the main differences being:

•	higher amortisation of intangible assets of £9m since IFRS amortisation applies only to acquisitions after transition in 2003;

•	higher pension expense of £10m mainly due to the amortisation of gains and losses through the income statement rather than through equity; and

•	impairment of intangible assets by £25m; partly offset by:

•	lower rationalisation and restructuring costs of £17m since certain costs are recognised later in US GAAP; and

•	differences of £13m in deferred tax methodology.

Equity

	2005	2004	2003
At 31 December	£947m	£782m	£691m

US GAAP equity in 2005 is £84m higher than IFRS with the main differences being:

•	higher book value of £64m for goodwill and intangibles mainly due to the set-off directly to reserves of pre-1998 goodwill (the treatment of which is grandfathered for IFRS);

•	lower pension liability of £53m due to deferred recognition of losses under US GAAP; and

•	lower provisions of £17m related to rationalisation and restructuring; partly offset by:

•	lower cost of investment in BSN Medical of £39m due to different accounting bases on formation; and

•	higher deferred tax liabilities of £31m.

Prospects

Smith & Nephew has published expectations of future results in “Outlook and Trend Information”.

New accounting standards in the US which may affect US GAAP results are detailed in Note 38 of the Notes to the Group Accounts.

CORPORATE GOVERNANCE

This section discusses Smith & Nephew’s structures and governance procedures.

The Board	49
Executive officers	50
Governance and policy	51
Accountability, audit and internal control framework	54
Shareholders	57

THE BOARD

The Board of Directors of Smith & Nephew as at 24 February 2006 comprised:

Director	Position	Initially elected or appointed	Term of appointment expires at AGM in
Dudley G. Eustace	Independent Non-Executive Chairman	10 November 1999	2006
John Buchanan	Independent Non-Executive Deputy Chairman	3 February 2005	2008
Sir Christopher O’Donnell	Executive Director, Chief Executive	1 September 1992	2007
Peter Hooley	Executive Director (responsible for Finance and Information Technology)	2 April 1991	2006
David J. Illingworth	Executive Director, Chief Operating Officer	8 February 2006	2006
Dr. Pamela J. Kirby	Independent Non-Executive Director	1 March 2002	2008
Warren D. Knowlton	Independent Non-Executive Director	1 November 2000	2007
Brian Larcombe	Independent Non-Executive Director	1 March 2002	2008
Richard De Schutter	Independent Non-Executive Director	1 January 2001	2007
Dr. Rolf W. H. Stomberg	Independent Non-Executive Director	1 January 1998	2007

Directors’ Biographies

Dudley G. Eustace (69) Chairman, was appointed independent Deputy Chairman in 1999 and independent non-executive Chairman in January 2000 and is Chairman of the Nominations Committee. He is non-executive Chairman of Aegon NV and non-executive director of Hagemeyer NV and Royal KPN NV. He will retire at the close of business of the AGM on 27 April 2006.

John Buchanan (62) was appointed independent non-executive Deputy Chairman in 2005 and is a member of the Nominations Committee. He is a non-executive director of AstraZeneca PLC, BHP Billiton Plc and Vodafone Group Plc and was formerly Group Chief Financial Officer of BP p.l.c. Previously he was a member of the United Kingdom Accounting Standards Board and a non-executive director of Boots Group PLC.

Sir Christopher O’Donnell (59) Chief Executive, joined the Group in 1988 as managing director of the medical division and was appointed a director of Smith & Nephew in 1992. He was appointed Chief Executive in 1997 and is a member of the Nominations Committee. He is a non-executive director of BOC Group plc. Previously he held senior positions with UK and US companies in the medical engineering and devices industry.

Peter Hooley (59) Finance Director, joined the Group and was appointed Finance Director in 1991. He is a non-executive director of Cobham plc. Previously he held senior financial positions with Matthew Hall plc and BICC plc. He is to retire in the summer of 2006.

David J. Illingworth (52) Chief Operating Officer. He joined the Group in May 2002 as President of Orthopaedics and was appointed to the Board in February 2006 as Chief Operating Officer. Prior to joining the Group he held posts within GE Medical, was Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/critical care company and President of a technology incubator company.

Dr. Pamela J. Kirby (52) was appointed a director in March 2002 and is a member of the Remuneration Committee. She is non-executive Chairman of Scynexis Inc and a non-executive director of Informa plc, Oscient Pharmaceuticals Corporation and Curalogic A/S.

Warren D. Knowlton (59) was appointed a director in November 2000. He is Chairman of the Audit Committee and a member of the Remuneration Committee. He is Group Chief Executive of Morgan Crucible plc.

Brian Larcombe (52) was appointed a director in March 2002 and is a member of the Audit Committee. He is Senior Independent Director of Partygaming plc and a non-executive director of F&C Asset Management plc. Previously he was Chief Executive Officer of 3i Group plc.

Richard De Schutter (65) was appointed a director in January 2001 and is a member of the Audit Committee and the Remuneration Committee. He is non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc., MedPointe Pharmaceuticals, Ecolab Inc and Navicure Inc.

Dr. Rolf W. H. Stomberg (65) was appointed a director in 1998. He is the Senior Independent Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. He is Chairman of Management Consulting Group plc and Lanxess AG and a non-executive director of Reed Elsevier plc, Hoyer GmbH, TNT N.V., Deutsche BP AG and Biesterfeld AG.

EXECUTIVE OFFICERS

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. The Group Executive Committee (‘GEC’), which comprises the executive directors and certain other senior executives of Smith & Nephew (the ‘Executive Officers’), assists the Chief Executive in the management of the business. The following are Executive Officers of Smith & Nephew and all, apart from the Company Secretary, are members of the GEC:

Dr. Peter Arnold (44) Group Director of Technology. He joined the Group in 1997 and worked in business development and research and development roles. He was appointed to the GEC in January 2004. Prior to joining the Group he was responsible for research and development for Johnson & Johnson’s wound care business.

Mark Augusti (40) President Orthopaedic Trauma and Clinical Therapies. He joined the Group in April 2003 as Vice President of Global Marketing for the Trauma Division and was promoted to Senior Vice President and General Manager Trauma Division in 2005. He was appointed to the GEC in February 2006. Previously he worked in the US and Asia for GE Medical Systems.

Sarah Byrne-Quinn (42) Group Director of Strategy and Business Development. She joined the Group in 2004 and was appointed to the GEC in April 2005. Prior to joining the Group, she held management positions with Cable & Wireless plc, Ameritech Corp and a number of investment banks.

Scott Flora (50) President Orthopaedic Reconstruction. He joined the Group in 1986 and worked in various sales and marketing roles. He was promoted to Senior Vice President of Trauma and Clinical Therapies Division in 2003. In 2005 he became Senior Vice President and General Manager of the Reconstruction Division. He was appointed to the GEC in February 2006. Previously he worked for Johnson & Johnson.

Peter W. Huntley (45) Group Director — Indirect Markets. He joined the Group and was appointed to the GEC in April 1998, responsible for the Group’s strategy and business planning. He was appointed to his current role in December 2003. Prior to joining the Group, he was a consultant with Deloitte Haskins and Sells, and the Business Development Director for Matthew Clark plc.

James A. Ralston (59) Chief Legal Officer. He joined the Group in 1999 as Senior Vice President and General Counsel for Smith & Nephew Inc., and was appointed to the GEC in February 2002. Prior to joining the Group he was in private practice and VP General Counsel and Secretary for Eagle-Pitcher Industries, Inc.

Paul M. Williams (59) Group Director — Human Resources. He joined the Group and was appointed to the GEC in December 1998. Prior to joining the Group he held senior human resources director roles with NCR, Heinz, Glaxo and Rolls-Royce.

Joe Woody (40) President Advanced Wound Management. Joined the Group in 2003 as Vice President and General Manager of the Clinical Therapies Division. Previously he worked for Alliance Imaging, Acuson and GE Medical Systems.

James M. Taylor President, Endoscopy has resigned as of 24 February 2006. After 30 years with Smith & Nephew, the last seven years as President of Advanced Wound Management, James L. Dick will retire in the summer of 2006.

Company Secretary

Paul R. Chambers (61) Company Secretary. He joined the Group in 1994 as Assistant Company Secretary and was appointed Company Secretary in April 2002.

GOVERNANCE AND POLICY

The Combined Code on Corporate Governance (the “Code”), issued by the Financial Reporting Council, requires UK listed companies to make a disclosure statement on the application of the Principles and Supporting Principles and compliance with the Provisions of the Code.

The Board is committed to the highest standards of Corporate Governance and considers that it has complied in full with the Code throughout the year, except that no member of the Audit Committee has ‘recent’ financial experience. However, all members have relevant financial experience as senior executives of large corporations. The Board further considers that the members of the Audit Committee have the skills and experience of corporate financial matters to discharge properly the Committee’s responsibilities. All members of the Audit Committee are independent, as defined by the New York Stock Exchange (“NYSE”), and meet the definition of ‘financial expert’ in the Sarbanes-Oxley Act in the US.

In accordance with the Code, the following paragraphs describe Smith & Nephew’s Corporate Governance policies and procedures and how it applies the Principles and Supporting Principles in the Combined Code.

The Company’s American Depositary Shares are listed on the NYSE and the Company is therefore subject to the rules of the NYSE as well as the US securities laws and the rules of the US Securities and Exchange Commission (“SEC”) applicable to foreign private issuers. The Board believes that it has complied throughout the year with both SEC and NYSE requirements related to corporate governance except that, to accord with the Combined Code, the Nominations Committee consists of a majority of independent directors and does not consist wholly of independent directors, as required by the NYSE.

The Board

The Board of Directors of Smith & Nephew consists of an independent non-executive Chairman, three executive directors and six independent non-executive directors. In 2005, the Board met on seven occasions and individual attendance was: Dudley Eustace (7), Sir Christopher O’Donnell (7), Peter Hooley (7), Dr Pam Kirby (7), Warren Knowlton (7), Brian Larcombe (6), Richard De Schutter (7) and Dr Rolf Stomberg (7). John Buchanan joined the Board in February 2005 (4) and David Illingworth was appointed in February 2006. John Buchanan’s non attendance at some meetings was anticipated at the time of his appointment due to prior commitments and Brian Larcombe’s absence was anticipated for one meeting. When directors are unable to attend a meeting, they are advised of matters to be discussed and have an opportunity to make their views known to the Chairman prior to the meeting.

The Board is responsible for the strategic direction and overall management of the Group and has a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects, acquisitions, divestments and treasury arrangements. Otherwise it delegates the executive management of the Group to the Chief Executive and certain specific responsibilities to Board Committees, as described on pages 52 to 53. It reviews the key activities of the businesses and considers and reviews the work undertaken by the Committees.

Non-executive directors meet regularly prior to each Board meeting without management in attendance and the Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. Board meetings are held at the major business units enabling directors to have a greater understanding of the business and to meet the management of these units. All directors have full and timely access to all relevant information and, if necessary, to independent professional advice. Appropriate directors and officers liability insurance is in place. Induction programmes are provided for new directors and training is offered to all directors. Directors have access to the advice and services of the Company Secretary who is also responsible to the Board for ensuring that board and governance procedures are complied with.

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which have been agreed by the Board. The Chairman’s primary responsibility is for leading the Board including setting its agenda and ensuring its effectiveness. The Chief Executive is responsible for managing and supervising the day-to-day business of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board. The Chief Operating Officer reporting to the Chief Executive will take responsibility for leading the forward growth of the four business units enabling the Chief Executive to focus more on strategy and business development. The GEC advises and assists the Chief Executive and the Chief Operating Officer in the management of the Group.

The Senior Independent Director is Dr Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive.

In 2004, a formal evaluation of the performance of the Board and its Committees was undertaken by an external consultant with the emphasis on continuous improvement and effectiveness of the Board and its Committees. This was followed up in 2005 with an internal evaluation of the Board and its Committees led by the Senior Independent Director again with the emphasis on continuous improvement and effectiveness. This was effected through a confidential questionnaire and individual discussions with the Senior Independent Director. The evaluation concluded that the Board continues to function effectively and to manage the direction of the Group appropriately, and the Board Committees continue to function effectively and discharge their duties in the manner prescribed by their terms of reference. The evaluation provided inputs which are expected to lead to further improvement of Board process. Individual evaluation is carried out by the Nominations Committee with particular emphasis on the evaluation of those directors standing for re-appointment at the AGM. The non-executive directors, led by the Senior Independent Director, evaluate the performance of the Chairman.

The Board has determined that none of the non-executive directors or their immediate families has ever had a material relationship with the Group either directly as an employee or as a partner, shareholder or officer of an organisation that has a relationship with the Group and therefore are considered independent. With the exception of the Chairman, who is provided with healthcare cover, they do not receive additional remuneration apart from directors’ fees, do not participate in the Group’s share option schemes or performance related bonus schemes, and are not members of the Group’s pension schemes. No director of Smith & Nephew is a director of a company or an affiliate in which any other director of Smith & Nephew is a director.

None of the directors or executive officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the director or officer, or who is a director or officer of any subsidiary of Smith & Nephew) has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2004 to 24 February 2006.

Details of the Group’s policies on remuneration, service contracts and compensation payments are included in the “Remuneration Report”.

Board Committees

The Board is assisted by the Audit, Remuneration and Nominations committees, each of which has its own terms of reference, which may be found on the Group’s website at www.smith-nephew.com. The Company Secretary is secretary to each of the committees.

Audit Committee

The Audit Committee met on six occasions in 2005 (individual attendance is shown in parenthesis). The Committee, consisting entirely of independent non-executive directors, is chaired by Warren D. Knowlton (6). He was appointed to the Committee in February 2001 and became Chairman of the Committee in July 2001. The other members of the Committee are Brian Larcombe (5) who was appointed to the Committee in January 2003, Richard De Schutter (6) who was appointed in February 2001 and Dr Rolf Stomberg (5) who was appointed in February 1998. The Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board.

Remuneration Committee

The Remuneration Committee, consisting entirely of independent non-executive directors, met four times in 2005 (individual attendance is shown in parenthesis) and is chaired by Dr Rolf Stomberg (4). The other members of the Committee are Dr Pam Kirby (4), Warren Knowlton (3) and Richard De Schutter (4). The Remuneration Committee sets the pay and benefits of the executive directors and members of the GEC, approves their main terms of employment and determines share options and long-term incentive arrangements for the Group. It also reviews management succession planning. The Remuneration Report is on pages 58 to 67.

Nominations Committee

The Nominations Committee, consisting of three independent non-executive directors and the Chief Executive, met three times in 2005 and its Chairman, Dudley Eustace, and members, Dr. Rolf Stomberg and Sir Christopher

O’Donnell, attended all meetings. John Buchanan was appointed to the Committee in May 2005 and attended two meetings. The Committee oversees plans for Board of Directors’ succession, recommends appointments to the Board of Directors and determines the fees of the non-executive directors. Succession planning is regularly reviewed and appropriate measures are taken to ensure the Board has the appropriate balance of skills and experience necessary for a major global medical devices company. It provides a formal and transparent procedure for the appointment of new directors to the Board. Candidate profiles are agreed by the Committee before external consultants are engaged to advise on prospective Board appointees. Shortlisted candidates are interviewed by members of the Committee who then recommend candidates to be interviewed by all members of the Board. The final decision is made by the Board. The Senior Independent Director oversees the process for the appointment of a new Chairman.

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

David Illingworth was appointed a director by the Board on 8 February 2006 and, in accordance with the articles of association, will retire at the annual general meeting to be held in April 2006 and, being eligible, will offer himself for re-election. Peter Hooley will retire by rotation and, being eligible, will offer himself for re-election at the AGM. In February 2006 Smith & Nephew announced that Peter Hooley will retire in the summer of 2006. It was also announced that John Buchanan would succeed Dudley Eustace as independent non-executive Chairman following Dudley Eustace’s retirement at the conclusion of the 2006 AGM.

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Risk Management and Internal Control

The Board is responsible for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. These systems, which accord with the Turnbull Guidance, have been in place for 2005 and to the date of approval of the report and accounts and involve: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; business reviews by the Board; and the review by the Audit Committee of internal financial controls and the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

Risk Committee

The Risk Committee comprises the members of GEC and is chaired by the Chief Executive. As an integral part of planning and review, management at each of the business units identify the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage and mitigate those risks. Areas of potential major impact are reported to the Risk Committee at its meetings which are held twice a year.

The annual Group Risk Report of the Risk Committee to the Board details all principal risks categorised by potential financial impact on profit and share price. The most significant Group risks are reported to the Board quarterly, which include new key or significantly increased risks along with actions put in place to mitigate such risks. The principal risks are detailed in “Risk Factors” to be found on pages 23 to 26.

In 2005 the effectiveness of the business units’ systems to identify and manage material risk were evaluated and the findings reported to the Audit Committee. No material weaknesses were identified in these systems.

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

The Chief Executive and Finance Director have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2005. Based upon, and as of the date of, that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures were effective, to ensure that information required to be disclosed in the reports which the Group files and submits under the Exchange Act in the US is recorded, processed, summarised and reported as and when required.

In the 2004 Annual Report management reported that it had identified certain adjustments that were needed to the UK/US GAAP reconciliations in prior years and that it had restated the reconciliations accordingly. Under US reporting these adjustments, when taken together, were indicators of a material weakness in the US GAAP disclosure controls. Management remediated this material weakness by appointing external specialist US GAAP advisors in February 2005 and by recruiting an additional internal accounting staff member to increase the resources focused on US reporting issues.

There has been no change in the Group’s internal control over financial reporting other than mentioned above that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Codes of Business Principles

The Codes of Business Principles, which include a whistleblowing policy are available at www.smith-nephew.com and are available on request and apply to all directors, officers and employees. Any breaches of the Codes are reported to the Company Secretary who is obliged to raise the issue with the Chief Executive or Chairman and the Audit Committee. During 2005 and up until 24 February 2006 there have been no breaches of the Codes and no waivers have been put in place nor any amendments made to the Codes.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for Senior Financial Officers, which is available at www.smith-nephew.com and is available on request. It applies to the Chief Executive, Finance Director, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2005 or up until 24 February 2006.

Activities of the Audit Committee for 2005

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	monitoring the integrity of the Company’s accounts, ensuring that they meet statutory and associated legal and regulatory requirements and reviewing significant financial reporting judgments contained in them;

•	monitoring announcements relating to the Company’s financial performance;

•	monitoring and reviewing the effectiveness of the Company’s internal audit function;

•	recommending, for shareholder approval, the appointment, re-appointment and removal of the external auditors, as appropriate;

•	approving the remuneration and terms of engagement of the external auditors;

•	monitoring and reviewing the external auditors’ independence and the effectiveness of the audit process;

•	pre-approval of the external auditors to supply non-audit services;

•	monitoring the effectiveness of internal financial controls;

•	reviewing the operation of the risk management process; and

•	reviewing arrangements by which staff may raise complaints against the Company regarding financial reporting or other matters.

The Group has specific policies which govern:

•	the conduct of non-audit work by the external auditors which prohibits the auditors from performing services which would result in the auditing of their own work, participating in activities normally undertaken by management, acting as advocate for the Group and creating a mutuality of interest between the auditors and the Group, for example being remunerated through a success fee structure. Each year, the Audit Committee pre-approves the budget for fees relating to audit and non-audit work, including taxation services, in accordance with a listing of particular services. In the event that limits for these services are expected to be exceeded or the Group wants the external auditors to perform services that have not been pre-approved, approval by the Chairman of the Audit Committee is required, together with a notification to the Audit Committee of the service and the fees involved. All services provided by the independent auditors during the year were pre-approved by the Audit Committee; and

•	audit partner rotation, which is in accordance with the Auditing Practices Board Ethical Standards in the UK and the SEC rules in the US. Partners and senior audit staff may not be recruited by the Group unless two years has expired since their previous involvement with the Group.

The Chief Executive, the Finance Director and other members of management attend the meetings when necessary and the external auditors have unrestricted access to the Audit Committee. The Audit Committee meets without management in attendance, when appropriate, and meets with the auditors, without management present, from time to time.

The principal activities of the Audit Committee during the year ended 31 December 2005 included:

•	consideration of the quarterly, interim and preliminary results and the annual accounts;

•	consideration of the proposed redenomination of the capital of the Company into US Dollars and the move to US Dollar reporting in 2006;

•	consideration of the Group’s preparation for the introduction in 2006 of s404 of the Sarbanes-Oxley Act 2002;

•	a review of the Group’s approach to internal financial control, its processes, outcomes and disclosures;

•	a review of the Internal Review department’s activities for the year, together with its resource requirements and findings;

•	a review of ‘whistleblowing’ procedures;

•	a review of the reports from the auditors, Ernst & Young LLP, on their professional and regulatory compliance in order to maintain independence and objectivity, including the rotation of partners;

•	a review of the audit, audit-related and tax services provided by Ernst & Young LLP;

•	review and the pre-approval of all services provided by the auditors during the year including all non-audit work performed by the auditors together with associated fees, to ensure that the objectivity and independence of Ernst & Young LLP as auditors of the Group was not compromised. Ernst & Young LLP provided no consultancy work;

•	consideration of Ernst & Young LLP’s in-depth reports to the Committee on the scope and outcome of the annual audit and management’s response. Their reports included accounting matters, governance and control and accounting developments;

•	a review of the effectiveness of the performance of Ernst & Young LLP effected by the completion of a questionnaire by the units audited within the Group and by the members themselves;

•	recommending the re-appointment of Ernst & Young LLP as the Group’s auditors;

•	confirmation that no concerns were raised with the Committee about possible improprieties in matters of financial reporting or other matters;

•	reviewing the Committee’s terms of reference to ensure they reflect recent developments in corporate governance in the UK and the US;

•	consideration of the Group’s risk management process; and

•	an evaluation of its performance during the year, effected by means of a questionnaire and individual discussions.

The Committee may obtain legal and other independent professional advice, at the Company’s expense, as it deems necessary. During the year, no such advice was sought by the Committee.

Future Reporting Developments

On 2 March 2005 the SEC announced the postponement by a further year for foreign registrants of the deadline for compliance with s404 of the Sarbanes-Oxley Act of 2002. Management will be required to report on the Group’s internal controls over financial reporting for 2006. Work has been carried out during 2005 in preparation for reporting in accordance with the Act and will continue to be progressed during 2006.

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2005	2004
	(£ million)
Audit	1.9	1.7
Audit-related	0.3	0.5
Tax	1.0	1.0
Other	–	–

	3.2	3.2

Audit fees include fees associated with the annual audit and local statutory audits required internationally. Audit-related fees principally include accounting consultation in relation to International Financial Reporting Standards, advice regarding the switch to US Dollar reporting and advice regarding compliance with Sarbanes-Oxley. Tax fees include tax compliance, tax advice and tax planning services. A more detailed breakdown of audit fees may be found in Note 37 of the Notes to the Accounts.

SHAREHOLDERS

Shareholders

The Group issues a summary report on the year, the Summary Financial Statement, unless a shareholder requests the Group’s full Annual Report. Over 90% of non-US shareholders have chosen to only receive a copy of the Summary Financial Statement. In the US, the Group issues the Summary Financial Statement together with the full Annual Report to all shareholders. At the half year, an Interim Report is sent to all shareholders and quarterly reports are made available through Stock Exchange announcements and on the Group’s website. Copies of the full Annual Report, the Summary Financial Statement and the Interim Report are also available on the Smith & Nephew website along with press releases, institutional presentations and audio webcasts.

There is a regular dialogue with individual institutional shareholders, together with quarterly results telephone conference calls. To ensure that all members of the Board develop an understanding of the views of major shareholders, the executive directors review significant issues raised by investors with the Board. Non-executive directors are sent copies of analysts’ and brokers’ briefings and are offered the opportunity to attend meetings with major shareholders and are expected to do so if shareholders request a meeting. In 2005, no such request was received. There is an opportunity for individual shareholders to question the directors at the AGM, at which the level of proxy votes received are advised, and the Company regularly responds to letters from shareholders on a range of issues.

Share capital

All the Ordinary Shares, including those held by directors and officers, rank pari passu with each other. Following approval by shareholders at the Extraordinary General Meeting in December 2005, redenomination of the Ordinary Shares into US Dollars took place in January 2006. The new US Dollar Ordinary Shares carry the same rights as the previous Ordinary Shares. In order to comply with English law the Company has issued £50,000 of shares in Sterling. These were issued as Deferred Shares, which are not listed on any stock exchange and have extremely limited rights and therefore effectively have no value. These were allotted to the Chief Executive, though the Board reserves the right to transfer them to another member of the Board should it so wish.

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. No shares have been purchased, or contracted for or, are the subject of an option under the current expiring authority given by shareholders at the AGM of 5 May 2005. The shares acquired and referred to in the section “Share Capital” were acquired under powers that enable the Trustees of the Company’s Long-Term Incentive Plan to acquire shares.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and resolutions proposing their reappointment and to authorise the directors to fix their remuneration, which have been approved by the Audit Committee, will be proposed at the AGM.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report and some of the other information submitted by the Group to the SEC may be accessed through the SEC website.

REMUNERATION REPORT

For ease of reference the Remuneration Report is broken down into a number of different sections, of which Directors’ Emoluments and Pensions, Senior Management Remuneration and Directors’ Interests were subject to audit, and are as follows:

The Remuneration Committee

Remuneration Policy

The Principal Components of Remuneration

Total Reward Composition

Long-Term Incentive Plans pre 2004

2005 Remuneration Committee Initiatives

ShareSave Schemes

Pensions — UK

Pensions — US

Service Contracts

External Non-executive Directorships

Non-executive Directors

Directors’ Emoluments and Pensions

Senior Management Remuneration

Directors’ Interests

Total Shareholder Return

The Remuneration Committee

The Committee, which comprises Dr. Rolf Stomberg (Chairman), Dr. Pam Kirby, Warren Knowlton and Richard De Schutter, determines the compensation of executive directors and members of the GEC and the broad policy for executive remuneration. The Committee is assisted by Sir Christopher O’Donnell, Chief Executive, and Paul Williams, Group Human Resources Director, both of whom have advised on all aspects of the Group’s reward structures and policies but neither is present at any discussion concerning their own remuneration.

The Committee reviews:

•	on an annual basis the remuneration, including pension entitlements, of executive directors and members of the GEC;

•	the relationship between the remuneration of executive directors and that of other employees;

•	the competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	the performance targets for the bonus plans and long term incentive plans and the performance against the targets;

•	and determines the operation of and the participants in the long-term incentive plans, share option schemes and the performance related bonus plan;

•	the operation of all of the Company’s share incentive schemes in respect of grant levels, performance criteria and vesting schedules; and

•	plans for management succession.

The terms of reference, which are available on the company’s website at www.smith-nephew.com, enable the Committee to obtain its own external advice on any matter, at the Company’s expense. During the year, the Committee received information from a number of independent consultants appointed by the Company: Watson Wyatt on a broad range of remuneration issues; Towers Perrin and Hay Group on salary data, when considering base salaries of executive directors and members of GEC; and PricewaterhouseCoopers LLP on long-term incentive plan comparative performance. Watson Wyatt also acts as one of the retirement benefit consultants to the Group and PricewaterhouseCoopers LLP provides consultancy services to the Group including project and taxation advice.

Remuneration Policy

The remuneration policy, as approved by the Remuneration Committee, for 2005 and future years, is designed to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and GEC members of a calibre that meets the Group’s needs to achieve its business objectives. Remuneration includes base pay and benefits which are targeted at median competitive levels for acceptable performance and bonus schemes which are designed to motivate and reward for outperformance. Individual remuneration levels are based on measurable performance against fair and open objectives and there are no automatic pay adjustments unless required by law or local protocol. Major changes to the remuneration policy are discussed with the principal shareholders.

A share based incentive plan operates for executive directors, members of the GEC and the next level of senior executives. The plan comprises a performance share plan, share option plan and co-investment plan and increases the proportion of executive’s variable reward that is wholly dependent on the Group’s performance. Other levels of management are able to participate in the 2001 share plans.

Variable rewards will continue to be provided through a mix of performance related elements. The bonus plan relates to achievement of operational objectives for the financial year, the performance share plan will reward superior total shareholder return (“TSR”) relative to the Group’s competitors and FTSE100 companies, and share options will reward earnings per share (“EPSA”) and share price growth.

The Principal Components of Remuneration

The principal components of remuneration of executive directors and GEC members are: basic salary and benefits; performance related bonus; long-term incentives consisting of a performance share plan, co-investment plan and share options; and pensions.

(a) Basic Salary and Benefits

Basic salary reflects the responsibility of the position and individual performance. The Group also provides certain benefits such as private healthcare coverage and a company car or allowance in line with competitive practice.

(b) Performance Related Bonus

For executive directors, the Group operates an annual bonus scheme. In 2005, 75% of the annual bonus was based on annual growth in EPSA and 25% was based on improvement in return on operating capital employed (“ROCE”). The scheme is designed to encourage outstanding performance. Achievement of 14% EPSA growth and the budgeted improvement in ROCE would produce a bonus of 30% of annual salary. Achievement of 20% EPSA growth and ROCE 5% over budget would produce a maximum bonus of 100% of annual salary. Bonuses are not pensionable.

The actual bonus earned in 2005 represented 27.6% of annual salary as 14% EPSA growth was achieved, but the budgeted ROCE was not achieved. Under the Co-investment Plan, part of the annual bonus may be taken in shares.

For members of the GEC with corporate responsibilities, excluding executive directors, the 2005 annual bonus plan was linked to EPSA, ROCE and personal objectives. For those members with specific business unit responsibilities, targets are linked to EPSA and revenues, trading profit and ROCE of their respective business unit. As with executive directors, part of the annual bonus may be taken in shares.

(c) Long-Term Incentives

(i) Performance Share Plan

Annual awards over shares made under the 2004 Performance Share Plan only vest if defined levels of total shareholder return are attained over three years beginning in the year of award. There is no retesting.

The award shares are divided equally into two tranches, so as to measure TSR relative to the FTSE100, and to the major companies in the medical devices industry respectively. TSR performance of the Sterling priced ordinary shares against the FTSE100 companies and the US Dollar priced ADR TSR performance against major companies in the medical devices industry (the majority of which are US listed) were identified as the most suitable measures to encourage high levels of business performance and align the interests of the Group, its shareholders and senior executives.

The medical devices companies for comparison for the 2005 award which the Committee considered appropriate to the Company are:

Arthrocare	Guidant
Bard	Johnson & Johnson
Baxter	Medtronic
Becton Dickinson	Nobel Biocare
Biomet	Orthofix
Boston Scientific	Stryker
Coloplast Group	St Jude Medical
Conmed	Synthes-Stratec
D J Ortho	Wright Medical
Edwards Life Sciences Corp	Zimmer

The shares of each tranche will vest if the Group’s TSR is ranked at the median level in that tranche. If, in relation to either tranche, the Group ranks at median, 25% of the award of that tranche will vest and if the Group is at the 75th centile, then all of the shares of that tranche will vest. Between the median and 75th centiles, the shares will vest on a straight-line basis. If the Group is above the 75th centile, then the number of shares increases above the award on a straight-line basis up to a maximum of 150% of the award if the Group is ranked at or above the 90th centile.

In relation to awards made to executive directors, the initial market value of the award shares is equivalent to their basic annual salary and in relation to awards made to other GEC members, the initial market value of the awards is equivalent to 75% of their basic annual salary.

The Remuneration Committee has the discretion to reduce the number or percentage of shares which vest if, notwithstanding the Group is ranked at or above the median level in respect of either tranche of award shares, the Remuneration Committee is of the opinion that the growth in the Group’s TSR achieved for either tranche is not a genuine reflection of the Group’s underlying financial performance. The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by PricewaterhouseCoopers LLP.

(ii) Executive Share Options

In 2005, share options were granted under the 2004 Executive Share Option Plan and 2001 UK Approved Plan for UK resident executive directors and executives. Under the 2004 Plan, the maximum market value of options which may be granted each year is equivalent to the basic annual salary of the director or executive. Options are exercisable up to ten years from the date of grant and are only exercisable if graduated target levels of growth in EPSA over the three-year performance period are achieved, beginning with that in which the option is granted. Options were granted under the 2001 UK Approved Plan up to the value of £30,000 and formed part of the overall grant. Performance conditions for these awards were exactly the same as for the 2004 Plan.

The target levels of performance are set by the Remuneration Committee for each grant. For 2005 they were: 25% of the option shares will vest if growth in EPSA over the three-year period ending 31 December 2007 is 26% (i.e. 8% compounded annually) with 50% vesting if such growth is 48% (i.e. 14% compounded annually). Only if growth in EPSA over that period exceeds 73% (i.e. 20% compounded annually) will all of the option shares vest. Option shares will vest pro rata on a straight-line basis if growth in EPSA is between these levels. There is no retesting of performance conditions.

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

For the 2005 award, and provided such shares are held for three years, and the participant remains employed within Smith & Nephew, the participant will be entitled to matching shares if the Company achieves a target level of growth in EPSA over that three-year period of 48% (i.e. 14% compounded annually). At this level, the participant is entitled to one matching share for every share acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is 60% or more (i.e. 17% compounded annually) the participant is entitled to two matching shares for each share acquired out of the gross equivalent amount of the net bonus applied to shares. There is no sliding scale nor pro-rata vesting of matching awards between these performance levels, nor is there any retesting.

In the event of a change of control of the Company, the Remuneration Committee will determine what proportion of the awards or options will vest and what proportion of the matching shares will be transferred to the executives taking into account both the proportion of the performance period and the performance of the Company over that period. In the event that an executive resigns or if employment is terminated for cause, all the options lapse. If an executive retires or leaves for other reasons, the award is pro-rated for the proportion of the performance period then elapsed. The prorated award is still subject to the attainment of the performance criteria before vesting.

The following table provides a comparison of variable remuneration of executive directors and GEC members and the next level down (i.e. business unit management) shown as a percentage of salary. Except for the annual bonus, the components are measured over a three year period.

	Annual bonus	Performance Share Plan	Share Option Plan	Co-investment Plan
Executive Directors and GEC Members	0% to 100% depending on performance	Equal to 100% of salary (75% for GEC members) for 75th centile TSR	Equal to 50% of salary for EPSA growth of 48%	Maximum 20% of salary with 1 to 1 matching at EPSA growth of 48%

GBU Executives	0% to 80% depending on performance	Equal to 35% of salary for 75th centile TSR	Equal to 50% of salary for EPSA growth of 48%	Maximum 18% of salary with 1 to 1 matching at EPSA growth of 48%

Total Reward Composition

In 2005, excluding pension entitlements, the composition of remuneration for Sir Christopher O’Donnell was: base pay (fixed) 55%, annual bonus (variable) 15% and long-term incentives (variable) 30% and for Peter Hooley was base pay (fixed) 54%, annual bonus (variable) 15% and long-term incentives (variable) 31%.

Senior executives are expected to build and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 100% of basic salary within five years and members of GEC are required to accumulate a personal holding equivalent to 75% of basic salary within five years.

Long-Term Incentive Plans Pre 2004

The Performance Share Plan adopted in 2004 and described above replaced the long-term incentive plan (“LTIP”) established in 1997 for executive directors and members of the GEC and no further awards will be made under this LTIP.

(a) 1997 LTIP

The last award under the 1997 LTIP was made in 2003 and vested at the end of 2005. Under the plan, shares are transferred to participants depending on the Group’s performance relative to a group of 39 UK listed manufacturing companies with substantial international activities using TSR over a three-year period as the prime measure. The maximum value of shares awarded for executive directors has not exceeded the participants’ annual rate of basic salary at the date the award was granted, and for members of the GEC it has not exceeded 75% of their annual basic salary. Shares will only be transferred to the participants if the Group’s TSR performance is at or above the median performance of the comparator companies, and growth in the Group’s EPSA exceeds growth in the United Kingdom Retail Price Index (“RPI”) in the same three-year period. At the median level, 25% of the award shares will vest. If the Group’s performance is in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis. TSR subject to real EPSA growth was identified and selected as the performance condition that represented a fair measure of the Group’s performance and would reflect increases in shareholder value.

For the three-year plan period commencing 2003, the Group’s TSR of 41.06% was ranked 17th in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 49% of the shares awarded conditionally in 2003. The remainder of the awards therefore lapse.

In line with market practice in 1997 every encouragement was given to executive directors and senior managers to build up a significant shareholding in the Group. Accordingly, participants in the LTIP who have not left the Group, at the fifth and seventh anniversaries of the date of the award, are given one additional share for every five so retained. This provision was not continued in the 2004 Plans when a threshold stock requirement was incorporated.

The comparator group for the LTIP comprised the following companies:

Aga Foodservice Group	Croda International	Invensys	Smiths Group
AstraZeneca Group	De La Rue	Johnson Matthey	Spirax-Sarco Engineering
BAE Systems	Delta	Laird Group	Spirent
Balfour Beatty	Elementis	Low & Bonar	Tate & Lyle
BBA Group	FKI	Morgan Crucible	Tomkins
BOC Group	GKN	Pilkington	TT Electronics
Bunzl	GlaxoSmithKline	Reckitt Benckiser	Unilever (UK)
Cadbury Schweppes	Halma	REXAM	Weir Group
Charter	ICI	Rolls-Royce
Cookson Group	IMI	Scapa Group

The Group’s TSR performance and its performance relative to the comparator group was independently monitored and reported to the Remuneration Committee by PricewaterhouseCoopers LLP.

(b) 2001 Share Option Plans

The 2001 UK Approved Share Option Plan, the 2001 UK Unapproved Share Option Plan and the 2001 US Share Plan are now, in the main, for the benefit of those executives not eligible for the 2004 share incentive plans. Each year the Remuneration Committee determines the maximum value of options to be granted to executives by reference to multiples of salary.

With the exception of the 2001 US Share Plan, the exercise of options is subject to EPSA growth of not less than RPI plus 3% per annum, on average, in a period of three consecutive years. From 2005, the retesting of the performance conditions no longer applies. Performance conditions were selected to be in line with market practice at the time. The awards made in 2003 will vest in 2006 as EPSA growth over the three year performance period exceeded the RPI +3% target. Options granted under the 2001 US Share Plan, in line with US market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years.

Executive share options under all 2001 schemes are not offered at a discount to the market value at the time of grant and would vest on a change in control.

2005 Remuneration Committee Initiatives

During 2005, the Committee reviewed the current share incentive plans in respect of grant levels, performance criteria and vesting schedules and determined that they remained appropriate.

With the transition to IFRS at the beginning of 2005 the Committee was satisfied that the performance measures remained consistent with those under UK GAAP as the impact of IFRS on EPSA and other measures was minor. Likewise the Committee considered that the redenomination of the share capital of the Company into US Dollars, effected on 23 January 2006, will not warrant any changes to the performance criteria of the share incentive plans as the overall effect on the performance measures would be minor. The annual bonus plans would be unaffected in the longer term but the Remuneration Committee will review the transition to reporting in US Dollars in 2006.

The Remuneration Committee has determined that there was a need to increase the maximum multiples of annual remuneration applied to awards under the 2001 Share Option Plans to keep in line with competitive practice and to minimise the increasing risk of executive attrition. These option plans are seen as an essential part of the remuneration package for executives not eligible for the 2004 share incentive plans. Accordingly the maximum multiples applied were increased from one times to one and a half times annual remuneration in the UK and from one and a half times to two and a quarter times annual remuneration in the US.

The Remuneration Committee has also agreed, for the same attrition risk reasons in the US, to change the original 2004 guidance that participants in the 2004 Share Plan would no longer receive awards under existing discretionary share plans. For 2006 and future years US participants of the 2004 share incentive plans will also be eligible for awards under the 2001 US Share Plan subject to the explicit approval of the Remuneration Committee.

The Remuneration Committee has also considered the implications of the impending changes to UK pensions taxation and has agreed that: a) an earnings cap on final pensionable salary calculated in the same way as the UK Inland Revenue earnings cap will be retained in the defined benefit plans to limit the defined benefit obligations; b) there will be no future service accruals under the supplementary unfunded arrangement and an equivalent non-pensionable non-bonusable salary supplement will be paid instead and; c) a non-pensionable, non-bonusable salary supplement of 30% of basic salary will be offered as an alternative where an executive does not wish to take further pension provision (either defined benefit or defined contribution).

ShareSave Schemes

UK executive directors and members of GEC are eligible to contribute to the Smith & Nephew Employee Share Option Scheme (ShareSave) and US members of the GEC are eligible to participate in the Employee Stock Purchase Plan.

Pensions — UK

UK based executive directors and members of GEC have a normal retirement age of 62. Those in service pre-2003 participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of one-thirtieth of final pensionable salary up to a limit based on service of two-thirds of final pensionable salary, subject to Inland Revenue constraints. Pensions in payment are guaranteed to increase by 5% per annum or the rate of inflation in the UK, if lower. Death in service cover of four times salary and spouse’s pension at the rate of two thirds of the member’s pension are provided on death.

Those commencing employment post 2002 participate in the defined contribution plan to which a company contribution of 30% of pensionable salary is made. Death in service cover of seven times salary (of which four times is provided as a lump sum) is provided on death. A supplementary unfunded defined contribution arrangement partially compensates for the UK Inland Revenue earnings cap on final pensionable salary.

Pensions — US

US based executive directors and members of GEC participate in either the defined benefit Smith & Nephew US Pension Plan or the defined contribution US Savings Plan 401(k) Plus. Any new executives would enter the US Savings Plan 401(k) Plus. Under the US Pension Plan, pensions accrue at an annual rate of approximately one-sixty second of final pensionable salary up to a limit based on service of 60% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one half of the member’s pension on death. Normal retirement age under the plan is 65. A supplementary defined benefit plan is used to enable defined benefits to be payable from age 62 without reduction for early retirement. A supplementary defined contribution plan is used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits.

The Remuneration Committee considers pension consequences and costs to the Company when determining basic salary increases for executive directors’ and members of GEC.

Service Contracts

All appointments of executive directors are intended to have twelve month notice periods, but it is recognised that for some new appointments a longer period may initially be necessary for competitive reasons, reducing to twelve months thereafter.

Sir Christopher O’Donnell, appointed to the Board of Directors in September 1992, has a service agreement with the Company dated January 1992 which expires on his 62nd birthday in October 2008. Peter Hooley, appointed to the Board of Directors in April 1991 has a service contract with the Company dated January 1992 which expires on his 62nd birthday in June 2008 although he has informed the Board that he wishes to take early retirement during 2006. Both service agreements are terminable by the Company on not more than twelve months notice and by the executive director on six months notice. There is no enhancement of termination rights on a change of control of the Group. During 2005 termination of the contract by the Group, except for ‘cause’, would entitle the executive directors to twelve months’ basic salary, bonus at target of 30%, a contribution of 30%

of salary to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the performance share plan entitlement. The Committee has determined not to amend the contracts of the current executive directors for mitigation, but it does have discretion to require mitigation for newly appointed directors.

David Illingworth, appointed to the Board of Directors in February 2006, has a letter of appointment with the Company with a normal retirement age of 62. Upon appointment to the Board, his services are terminable by the Company on 24 months notice (as is common competitive practice with very senior appointments), such period reducing to 12 months within 24 months from the date of appointment to the Board, and by him on six months notice. There is no enhancement of termination rights on a change of control of the Group. Termination of the contract by the Group, except for ‘cause’, would entitle him to 24 months’ (reducing to 12 months within 24 months from date of appointment to the Board) basic salary, bonus at target of 50%, a contribution to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the performance share plan entitlement.

External Non-executive Directorships

Non-executive directorships provide executive directors with valuable experience beneficial to the Company. Such appointments are subject to the approval of the Nominations Committee and are restricted to one appointment for each executive director. All fees receivable by a director are paid to the Company.

Non-executive Directors

Non-executive directors do not have service contracts but instead have letters of appointment. Non-executive directors are normally appointed for three terms of three years terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a three month notice period. The remuneration of the non-executive directors is determined by the Nominations Committee who aim to set fees that are competitive with other companies of equivalent size and complexity. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to once times the annual basic fee, within three years.

The Chairmen of the Audit and Remuneration Committees and the Senior Independent Director receive an extra £7,500 for their additional responsibilities. In 2005, Dr. Rolf Stomberg waived his extra fee entitlement due to him as Senior Independent Director.

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits(i)	Bonus	Total emoluments excluding pension entitlements	Pension entitlements	Total including pension entitlements 2005	Total excluding pension entitlements 2004	Total including pension entitlements 2004
	(£ thousands)
Chairman (non-executive):
Dudley G. Eustace	250	1	–	251	–	251	191	191

Executive Directors:
Sir Christopher O’Donnell	679	15	190	884	50	934	904	954
Peter Hooley	364	18	102	484	112	596	491	589

Non-executive Directors:
John Buchanan (appointed 3 Feb 2005)	90	–	–	90	–	90	–	–
Dr. Rolf W. H. Stomberg	53	–	–	53	–	53	45	45
Warren D. Knowlton	53	–	–	53	–	53	40	40
Richard De Schutter	45	–	–	45	–	45	35	35
Dr. Pamela J. Kirby	45	–	–	45	–	45	35	35
Brian Larcombe	45	–	–	45	–	45	35	35

Total	1,624	34	292	1,950	162	2,112	1,776	1,924

(i)	Includes cash allowances and benefits in kind.

(a) Pensions

	Accrued pension as at 1 Jan 2005	Increase in accrued pension excluding inflation	Accrued pension at 31 Dec 2005	Transfer value of accrued pension at 1 Jan 2005	Directors’ contributions during 2005	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at 31 Dec 2005
		(£ per annum)		(£)	(£)	(£)	(£)
Sir Christopher O’Donnell	245,000	42,000	295,000	3,644,000	33,000	976,000	4,653,000
Peter Hooley	36,000	3,000	39,000	550,000	5,000	94,000	649,000

An amount of £108,000 (2004 — £94,000) was provided under the supplementary unfunded defined contribution arrangement for Peter Hooley, bringing his total benefit under the plan to £602,000 (2004 — £494,000). The increase in the transfer value is as a result of a change in the underlying factor to reflect current market conditions, the unwinding of the previous year’s salary increase within the definition of final pensionable salary, the accrual of an additional one year of service and the increase in pension as a result of the salary increase granted during the year.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation have been paid to past directors.

(b) Directors’ Share Options

	Options 1 Jan 2005		Granted during the year		Exercised	Exercise price	Market price at date of exercise	Profit on exercise	Options 31 Dec 2005	Average exercise price	Range of exercisable dates of options held at 31 Dec 2005
	(Number)		(Number)		(Number)	(p)	(p)	(£)	(Number)	(p)	(Date)
Sir Christopher O’Donnell	113,140	(i)	–		–	–	–	–	113,140	574.5	5/07-5/14
	–		121,951	(iv)	–	–	–	–	121,951	533.0	5/07-3/15
	3,192	(ii)	–		(3,192)	296.0	508.0	6,767	–	–	–
	305,861	(iii)	151,892	(v)	–	–	–	–	457,753	–	7/03-8/12

Total	422,193		273,843		(3,192)			6,767	692,844

Peter Hooley	60,050	(i)	–		–	–	–	–	60,050	574.5	5/07-5/14
	37,500	(i)	64,727	(iv)	(37,500)	194.3	536.0	128,138	64,727	533.0	5/07-3/15
	2,404	(ii)	–		–	–	–	–	2,404	394.0	11/07-4/08
	429,804	(iii)	110,775	(vi)	(257,614)	–	527.0	1,357,535	282,965	–	4/12-8/12

Total	529,758		175,502		(295,114)			1,485,673	410,146

(i)	Options granted under Executive Share Option Plans. In 2004 options were granted at an exercise price of 574.5p which at 31.12.2005 was higher than the then share price.
(ii)	Options granted under the UK ShareSave schemes.
(iii)	Nil cost options acquired through vesting of LTIP awards.
(iv)	Options granted on 14 March 2005 at an exercise price of 533.0p.
(v)	Comprises vesting of 2002 LTIP award (120,879 shares) and award of fifth anniversary bonus shares (31,013 shares).
(vi)	Comprises vesting of 2002 LTIP award (70,818 shares) and award of fifth anniversary bonus shares (19,383 shares) and award of seventh anniversary bonus shares (20,574).

The range in the market price of the Company’s Ordinary Shares during the year was 451.5p to 558.0p and the market price at 31 December 2005 was 535.5p. The total profit on exercise of options during the year was £1,492,440 as set out above (2004 — £2,770,214: Sir Christopher O’Donnell £2,338,858 and Peter Hooley £431,356).

David Illingworth, who was appointed to the Board in February 2006, was granted 50,000 share options at 516.5p per share under the 2001 US Share Plan on 15 February 2006. A further 3 tranches of 50,000 options will be granted in 6 monthly intervals. Each award vests after 6 months dependent on achievement of Group trading profit targets.

(c) Long-Term Incentive Plan Awards

	Number of shares awarded at 1 Jan 2005		Awards during the year		Market price	Vested award	Market price at date of award 5 April 2002	Market price at date of vesting	Number of shares awarded at 31 Dec 2005	Latest performance period
	(Number)		(Number)		(p)	(Number)	(p)	(p)	(Number)
Sir Christopher O’Donnell	260,488	(i)	–		–	120,879	407.3	530.0	139,609	31.12.2006
	113,140	(ii)	121,950	(ii)	533.0	–	–	–	235,090	31.12.2007

Peter Hooley	149,888	(i)	–		–	70,818	407.3	530.0	79,070	31.12.2006
	60,050	(ii)	64,726	(ii)	533.0	–	–	–	124,776	31.12.2007

(i)	Awards under previous Long-Term Incentive Plan.
(ii)	Awards under 2004 Performance Share Plan. Subject to attainment of performance conditions, a further 50% of the award may vest.

(d) Co-investment Plan Awards

The number of matched shares to be allocated to each Executive Director is subject to the growth in EPSA over a three-year period. Details of the Plan can be found on pages 60 and 61.

	Shares acquired with maximum allowable net bonus 1 Jan 2005	Shares acquired with maximum allowable net bonus 2005	Total Matched Shares at 1 x gross bonus	Total Matched Shares at 2 x gross bonus
Sir Christopher O’Donnell	13,057	14,092	46,339	92,678
Peter Hooley	6,979	7,479	24,594	49,188

Senior Management Remuneration

The Group’s administrative, supervisory and management body (‘the senior management’) comprises, for US reporting purposes, members of GEC.

In respect of the financial year 2005 the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to members of GEC for the periods during which they served in that capacity was £3,924,000, the aggregate increase in accrued pension benefits was £85,000, the aggregate payment to defined contribution plans was £21,000 and the aggregate amounts provided for under the supplementary schemes was £411,000.

During 2005 members of GEC were granted options over 478,943 shares under the Executive Share Option Plans, over 440 shares under the employee ShareSave schemes and awarded 318,236 shares and 17,420 ADSs under the 2004 Performance Share Plan and 66,418 shares and 3,247 ADSs under the Co-investment Plan. As of 24 February 2006 members of GEC (comprised of 13 persons) owned 576,146 shares and 12,033 ADSs, constituting less than 1% of the issued share capital of the Company. Members of GEC also held, as of this date, options to purchase 2,773,095 shares; 444,999 shares awarded under the LTIP; and 603,334 shares and 39,896 ADSs awarded under the Performance Share Plan and 246,802 shares and 19,129 ADSs awarded under the Co-investment Plan.

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	24 February 2006 (i)			31 December 2005		1 January 2005
	Shares (ii)		Options	Shares (ii)	Options	Shares (ii)	Options
	(Number)
Dudley G. Eustace	66,319		–	66,109	–	51,064	–
John Buchanan	60,000		–	20,000	–	–	–
Sir Christopher O’Donnell	197,012		692,844	197,012	692,844	178,061	422,193
Sir Christopher O’Donnell	50,000	(iii)	–	–	–	–	–
Peter Hooley	227,340		410,146	227,340	410,146	219,861	529,758
Brian Larcombe	5,000		–	5,000	–	5,000	–
Dr. Pamela J. Kirby	8,500		–	8,500	–	3,500	–
Dr. Rolf W. H. Stomberg	13,092		–	13,092	–	13,014	–
Warren D. Knowlton	27,001		–	27,001	–	27,001	–
Richard De Schutter	250,000		–	250,000	–	250,000	–

(i)	The latest practicable date for this Annual Report.
(ii)	Holdings of the directors together represent less than 1% of the Ordinary Share Capital of the Company.
(iii)	Following the redenomination of Ordinary Shares into US Dollars, on 23 January 2006, Sir Christopher O’Donnell was issued with 50,000 £1 Deferred shares. These shares are not listed on any Stock Exchange and have extremely limited rights attached to them. See page 174 for a full explanation of these shares.

In addition to the above, on 22 February 2006, Sir Christopher O’Donnell became entitled to 22,108 Ordinary Shares and Peter Hooley to 13,818 Ordinary Shares on the fifth anniversary of the 2001 LTIP award; and on 2 March 2006, Sir Christopher O’Donnell will become entitled to 68,408 Ordinary Shares and Peter Hooley to 38,744 Ordinary Shares in respect of the 49% vesting of the 2003 long-term incentive plan award. The remainder of the 2003 awards therefore lapse. On 9 February 2006, Dudley Eustace purchased 210 Ordinary Shares at 493.25 pence per share as a reinvestment of a dividend and on 13 February 2006 John Buchanan purchased 40,000 shares at 518.00 pence per share.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

Total Shareholder Return

Schedule 7A to the Companies Act 1985 requires a graph to be published showing the Company’s TSR against the TSR performance of a broad equity market index. As a component company of the FTSE100 index, a graph of the Company’s TSR performance compared to that of the TSR of the FTSE100 index is shown below:

By order of the Board, 2 March 2006:

Paul Chambers

Secretary

ACCOUNTS

DIRECTORS’ RESPONSIBILITIES FOR THE ACCOUNTS

The directors are responsible for the preparation of the Annual Report, including the remuneration report, in accordance with relevant UK legislation and other requirements including those International Financial Reporting Standards adopted for use in the European Union. As a consequence of the Company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) the directors are responsible for the preparation and filing of an annual report on Form 20-F with the US Securities and Exchange Commission. The directors are required to prepare accounts for each financial year that give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the results of the Group for the year. In preparing the accounts, appropriate accounting policies based on International Financial Reporting Standards adopted for use in the European Union have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable International Financial Reporting Standards have been followed and complied with.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the accounts comply with UK legislation and International Financial Reporting Standards adopted for use in the European Union. The directors have satisfied themselves from internal forecasts and available bank facilities that the Group continues as a going concern.

The directors are also responsible for the maintenance of the Group’s system of internal financial controls. These are designed to give reasonable assurance that proper procedures exist for the maintenance of adequate accounting records, safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities. To this end, the Company has identified and documented appropriate internal financial control standards. Annual budgets are prepared and approved by the directors, and the directors have reserved capital expenditure and treasury authority levels to the Board and its delegated committees. The Group operates a system of regular monthly reporting including revised profit and cash forecasts. Business risks are identified and monitored on a regular basis. The Group operates an internal audit function which monitors the adequacy of internal financial controls and systems and compliance with Group standards. The internal auditor provides a report to the Audit Committee annually and the Audit Committee reviews the operation and effectiveness of internal financial controls and reporting of the Group.

A copy of the Annual Report is placed on the Smith & Nephew website. It should be noted that information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

I NDEPENDENT AUDITORS’ UK REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Group accounts of Smith & Nephew plc for the year ended 31 December 2005 which comprise the Group income statement, Group balance sheet, Group cash flow statement, Group statement of recognised income and expense, and the related Notes 1 to 39 and Note 51. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the Parent company accounts of Smith & Nephew plc for the year ended 31 December 2005 and on the information in the Remuneration Report that is described as having been audited.

This report is made solely to the Group’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Group’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s members as a body, for our audit work, for this report or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors’ are responsible for preparing the annual report and the Group accounts in accordance with applicable United Kingdom law and International Financial Reporting Standards as adopted by the European Union as set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the Group accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group accounts give a true and fair view and whether the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the directors’ report is not consistent with the Group accounts, if we have not received all the information and explanations we require for our audit, or if the information specified by law regarding directors’ remuneration and transactions is not disclosed.

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

We read other information contained in the annual report and consider whether it is consistent with the audited Group accounts. The other information comprises the “Directors’ Responsibilities for the Accounts”, the “Financial Summary”, the “Description of the Group”, the “Operating and Financial Review”, the “Liquidity and Prospects”, the “Corporate Governance Statement” and the unaudited part of the “Remuneration Report”. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group accounts.

Opinion

In our opinion the Group accounts:

•	give a true and fair view in accordance with IFRSs as adopted by the European Union of the state of the Group’s affairs as at 31 December 2005 and of the profit for the year then ended; and

•	have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Ernst & Young LLP

Registered Auditor

London, England

2 March 2006

INDEPENDENT AUDITORS’ US REPORT

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2005, 2004 and 2003 and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2005. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2005, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 39 of the Notes to the Group Accounts).

As discussed in Note 51 of the Notes to the Group accounts, the Group changed its method of accounting for derivative financial instruments in 2005.

Ernst & Young LLP

London, England

2 March 2006

G ROUP INCOME STATEMENT

	Years ended 31 December
	2005		2004 (i)		2003 (i)
	(£ million, except per Ordinary Share amounts)
Revenue — (Note 3)	1,407		1,249		1,179
Cost of goods sold	(361)		(335)		(345)
Selling, general and administrative expenses	(689)		(598)		(547)
Research and development expenses	(67)		(66)		(67)

Trading profit — (Note 3)	290		250		220
Restructuring and rationalisation expenses — (Note 5)	(47)		–		–
Acquisition related expenses — (Note 5)	–		–		(22)
Macrotextured claim — (Note 6)	–		(80)		–
Amortisation of acquisition intangibles — (Note 14)	(6)		(5)		–

Operating profit — (Notes 3 and 4)	237		165		198
Interest receivable — (Note 7)	15		17		11
Interest payable — (Note 7)	(10)		(13)		(16)
Other finance costs — (Note 8)	(3)		(2)		(4)
Fair value of hedge of anticipated sale proceeds of joint venture — (Note 8)	1		–		–

Profit before taxation	240		167		189
Taxation — (Note 9)	(70)		(45)		(56)

Profit from continuing operations	170		122		133
Discontinued operations:
Share of results of the joint venture — (Note 16)	17		16		13
Share of results of associated undertaking — (Note 10)	–		–		3
Net profit on disposal of associated undertaking — (Note 10)	–		–		23

Profit from discontinued operations	17		16		39

Attributable profit for the year (ii) (iii)	187		138		172

Earnings per Ordinary Share — (Note 12)
Including discontinued operations:
Basic	19.9	p	14.8	p	18.5	p
Diluted	19.8	p	14.6	p	18.4	p
Excluding discontinued operations:
Basic	18.1	p	13.1	p	14.3	p
Diluted	18.0	p	12.9	p	14.2	p
Discontinued operations:
Basic	1.8	p	1.7	p	4.2	p
Diluted	1.8	p	1.7	p	4.2	p

(i)	Except for IAS 32 and 39, as restated for the adoption of International Financial Reporting Standards (Note 51).

(ii)	A summary of the adjustments to attributable profit for the financial year that would be required had accounting principles generally accepted in the US been applied rather than IFRS is set out in Note 39 of the Notes to the Group Accounts.

(iii)	All attributable profit is attributable to equity holders of the Parent Company.

G ROUP BALANCE SHEET

	At 31 December
	2005	2004 (i)	2003 (i)
	(£ million)
ASSETS
Non-current assets:
Property, plant and equipment — (Note 13)	343	290	266
Intangible assets — (Note 14)	392	375	287
Investment in joint venture — (Note 16)	–	121	121
Investments — (Note 15)	6	5	5
Non-current receivables — (Note 19)	–	2	2
Non-current asset derivatives — (Note 20)	–	24	21
Deferred tax assets — (Note 24)	76	67	43

	817	884	745

Current assets:
Inventories — (Note 18)	355	285	231
Trade and other receivables — (Note 19)	361	298	268
Current asset derivatives — (Note 20)	6	22	32
Cash and bank — (Note 20)	88	33	26

	810	638	557
Held for sale — Investment in joint venture — (Note 16)	127	–	–

TOTAL ASSETS	1,754	1,522	1,302

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Called up equity share capital — (Note 25)	115	115	114
Share premium account — (Note 26)	170	159	152
Own shares — (Note 28)	(2)	(4)	(2)
Other reserves — (Note 26)	14	1	1
Accumulated profits — (Note 26)	566	431	345

Total equity (ii)	863	702	610

Non-current liabilities:
Long-term borrowings — (Note 20)	123	153	109
Retirement benefit obligation — (Note 34)	111	147	141
Other payables due after one year — (Note 22)	9	14	4
Provisions — due after one year — (Note 23)	28	32	–
Non-current liability derivatives — (Note 20)	–	2	5
Deferred tax liabilities — (Note 24)	31	40	38

	302	388	297

Current liabilities:
Bank overdrafts and loans due within one year — (Note 20)	132	32	97
Trade and other payables — (Note 22)	263	231	204
Provisions — due within one year — (Note 23)	53	50	20
Current liability derivatives — (Note 20)	17	13	5
Current tax payable	124	106	69

	589	432	395

Total liabilities	891	820	692

TOTAL EQUITY AND LIABILITIES	1,754	1,522	1,302

The accounts were approved by the Board and authorised for issue on 2 March 2006 and are signed on its behalf by

Dudley Eustace Chairman Christopher O’Donnell Chief Executive Peter Hooley Finance Director

(i)	Except for IAS 32 and IAS 39, as restated for the adoption of International Financial Reporting Standards (Note 51).
(ii)	A summary of the adjustments to equity that would be required had accounting principles generally accepted in the US been applied rather than IFRS is set out in Note 39 of the Notes to the Group Accounts.

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2005	2004 (i)	2003 (i)
		(£ million)
Net cash inflow from operating activities
Operating profit	237	165	198
Depreciation, amortisation and impairment	99	70	60
Loss on sale of property, plant and equipment	2	3	2
Share based payment expense	7	6	6
Increase in inventories	(48)	(60)	(10)
Increase in trade and other receivables	(29)	(41)	(23)
(Decrease)/increase in trade and other payables and provisions (ii)	(64)	85	(17)

Cash generated from operations (iii)	204	228	216
Interest received	15	17	11
Interest paid	(10)	(13)	(16)
Income taxes paid	(62)	(38)	(52)

Net cash inflow from operating activities	147	194	159

Cash flows from investing activities
Acquisitions	(14)	(37)	(4)
Cash acquired with acquisitions	–	2	–
Disposal of associated undertaking	–	–	52
Dividends received from the joint venture	14	14	7
Trade investments	–	–	(1)
Capital expenditure	(111)	(102)	(73)
Disposal of property, plant and equipment	1	1	2

Net cash used in investing activities (iv)	(110)	(122)	(17)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	11	8	9
Own shares purchased	–	(4)	(1)
Cash movements in borrowings due within one year — (Note 29)	9	(62)	(48)
Cash movements in borrowings due after one year — (Note 29)	10	1	(53)
Settlement of currency swaps — (Note 29)	(2)	40	–
Equity dividends paid	(50)	(47)	(45)

Net cash used in financing activities	(22)	(64)	(138)

Net increase in cash and cash equivalents	15	8	4
Cash and cash equivalents at beginning of year — (Note 29)	23	14	10
Exchange adjustments — (Note 29)	–	1	–

Cash and cash equivalents at end of year — (Note 29)	38	23	14

(i)	As restated for the adoption of International Financial Reporting Standards (Note 51).

(ii)	Includes £49m (2004 — nil, 2003 — nil) of special pension fund contributions and £4m (2004 — £2m, 2003 — £10m) of outgoings on restructuring, rationalisation, acquisition integration and divestment costs.

(iii)	After £26m (2004 — £17m, 2003 — nil) unreimbursed by insurers relating to macrotextured knee revisions. £17m was spent in 2003 on Centerpulse costs.

(iv)	Discontinued operations accounted for £14m (2004 — £14m, 2003 — £59m) of investing activities.

(v)	The significant differences between the cash flow statement presented above and that required under accounting principles generally accepted in the US are set out in Note 39 of the Notes to the Group Accounts.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Years Ended 31 December
	2005	2004 (i)	2003 (i)
		(£ million)
Cash flow hedges:
— gains taken to equity	2	–	–
— transferred to the income statement for the year	7	–	–
Exchange differences on translation of foreign operations	10	–	1
Actuarial losses on defined benefit plans	(10)	(15)	(22)
Tax on items taken directly to or transferred from equity	2	6	7

Net income recognised directly in equity	11	(9)	(14)
Attributable profit for the year	187	138	172

	198	129	158
Restatement for the effects of IAS 32 and 39 (ii)	(5)	–	–

Total recognised income and expense for the year	193	129	158

(i)	Except for IAS 32 and IAS 39, as restated for the adoption of International Financial Reporting Standards (Note 51).

(ii)	On 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.

(iii)	The statement of comprehensive income required under accounting principles generally accepted in the US is set out in Note 39 of the Notes to the Group Accounts.

NO TES TO THE GROUP ACCOUNTS

1.	General Information

Smith & Nephew plc (the “Company”) is a publicly limited company incorporated in the United Kingdom under the Companies Act 1985. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are described in “Description of the Group — Business Description”.

Presentation of financial information

From 1 January 2005, as required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”). IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (“IASB”). However the Group accounts for the years presented would be no different had the Group applied IFRSs as issued by the IASB. References to “IFRS” hereafter should be construed as reference to IFRSs as adopted by the EU.

2.	Accounting Policies

The significant accounting policies adopted in the preparation of the Group’s accounts are set out below:

Basis of Preparation

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and all the subsidiaries and associated undertakings for the periods during which they were members of the Group.

A subsidiary is an entity controlled by the Group. Subsidiaries are included in the Group accounts from the date that the Group obtains control. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated on consolidation.

On acquisition, identifiable assets and liabilities (including contingent liabilities) of subsidiaries are measured at their fair values at the date of acquisition with any excess of the cost of acquisition over this value being capitalised as goodwill.

Interest in Joint Venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. The Group’s interest in the results and assets and liabilities of its joint venture, which is a jointly controlled entity, are included in the accounts using the equity method of accounting.

Interest in Associated Undertaking

Entities in which the Group has a beneficial interest of 50% or less in the equity capital and where the Group exercises significant influence over commercial and financial policy decisions are associated undertakings. The Group’s interest in the results and assets and liabilities of the associated undertaking are included in the accounts using the equity method of accounting.

Non-Current Assets Held for Sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale rather than from continued use. Assets held for sale are valued at the lower of their carrying

2.	Accounting Policies—(continued)

amount and fair value less costs to sell. IFRS 5: Non Current Assets Held for Sale and Discontinued Operations, which determines when an entity ceases to be consolidated, has been applied with effect from 1 January 2005.

Revenue

Revenue comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding taxes on revenue. Revenue from the sale of products is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are despatched to customers except that sales of inventory located at customer premises and available for customers’ immediate use are recognised as soon as notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. These are accrued over the course of the year based on estimates of the level of business expected and adjusted at the end of the year to reflect actual volumes.

Foreign Currencies

Balance sheet items of foreign operations and foreign currency borrowings are translated into Sterling at year end rates of exchange. Income statement items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at average rates for the year.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Transactions in foreign currencies are initially recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The following are recorded as movements in other reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets; the differences arising between the translation of profits at average and closing exchange rates; and, to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations. All other exchange differences are dealt with in arriving at profit before taxation. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation, net of related movements on hedging instruments, would be recycled from equity into income.

Taxation

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the accounts and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognised for all taxable temporary differences except in respect of investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary difference and it is probable that this will not reverse in the foreseeable future; on the initial recognition of non-deductible goodwill; and on the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not affect the accounting or taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

2.	Accounting Policies—(continued)

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and when the Group intends to settle its current tax assets and liabilities on a net basis.

Advertising Costs

Expenditure on advertising costs is expensed as incurred.

Intangible Fixed Assets

Goodwill recognised under UK GAAP prior to the date of transition to IFRS is stated at net book value as at this date. Goodwill recognised subsequent to 1 January 2003, representing the excess of purchase consideration over fair value of net assets acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually.

Purchased intangibles, including purchased patents, know-how, trademarks, licences and distribution rights are capitalised at cost and amortised on a straight line basis over their estimated useful economic lives. The amortisation of intangibles acquired as part of a business combination is presented separately after trading profit but before operating profit. The estimated useful life of an intangible asset ranges between 3 and 20 years depending on its nature.

Research and Development

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products means that development costs should not be capitalised as intangible fixed assets until products receive approval from the appropriate regulatory body. Substantially all development expenditure is complete by the time the product is submitted for regulatory approval. Consequently expenditure on research and development is expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful lives and the terms of the leases. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

Finance costs relating to the purchase of fixed assets are not capitalised.

Impairment of Assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Leasing Commitments

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are capitalised as property, plant or equipment and depreciated accordingly. The capital element of future lease payments is included in borrowings and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease.

2.	Accounting Policies — (continued)

Investments

In 2003 and 2004 trade investments were stated at cost less provision for any permanent diminution in value. From 1 January 2005, after initial recognition at fair value plus transaction costs, these are designated as available for sale financial assets. Investments in unlisted equity instruments are measured at cost as management believe that their fair value cannot be reliably measured. Losses relating to impairment are recognised as an expense immediately.

Inventories

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost.

Orthopaedic instruments are generally not sold but loaned to customers and distributors for use in orthopaedic surgery. They are recorded as inventory until they are deployed at which point they are transferred to property, plant and equipment and depreciated over their useful lives.

Derivative Financial Instruments

In 2004 and 2003 currency swaps to match foreign currency net assets with foreign currency liabilities were translated into Sterling at year-end exchange rates. Changes in the principal values of currency swaps were matched in reserves against changes in the values of the related assets. The fixed rate element of currency swaps and interest rate swaps transacted to protect interest costs and interest income were accounted for as hedges. Changes in the values of interest rate hedges were recognised against interest in the period relating to the hedge.

From 1 January 2005, derivative financial instruments are recorded initially at fair value and then for reporting purposes remeasured to fair value at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast third party and intercompany transactions are recognised directly in equity until the associated asset or liability is recognised. Amounts deferred in this way are recognised in the income statement in the same period in which the hedged firm commitments or forecasted transactions are recognised in the income statement.

Currency swaps to match foreign currency net assets with foreign currency liabilities are fair valued at year end. Changes in the principal values of currency swaps that are designated and effective as net investment hedges are matched in equity against changes in value of the related assets.

Ineffective hedges and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained there until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, the employer’s portion of past and current service cost is charged to trading profit, with the interest cost net of expected return on assets in the plans reported within other finance costs. Actuarial gains or losses are recognised directly in equity such that the balance sheet reflects the entire scheme’s surplus or deficit as at the balance sheet date. Where defined contribution plans operate the contributions to these plans are charged to trading profit as they become payable.

Share Based Payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

2.	Accounting Policies — (continued)

Contingencies and Provisions

In the normal course of business the Group is involved in numerous legal disputes. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties legal and associated expenses are charged to the income statement as incurred. Contingent assets are not recognised in the accounts.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is considered probable that a tax charge will arise and the amount can be reasonably estimated.

3(a).	Business Segmental Analysis — Information required under IFRS

For management purposes, the Group is organised into three business segments — Orthopaedics, Endoscopy and Advanced Wound Management. These business segments are the basis on which the Group reports its primary segment information.

	2005	2004	2003
	(£ million)
Revenue
Orthopaedics	698	589	525
Endoscopy	334	305	300
Advanced Wound Management	375	355	354

	1,407	1,249	1,179

There are no sales between business segments.

	2005	2004	2003
	(£ million)
Trading profit
Orthopaedics	167	138	119
Endoscopy	70	61	60
Advanced Wound Management	53	51	41

	290	250	220

Operating profit by business segment reconciled to attributable profit for the year

Orthopaedics	162	54	102
Endoscopy	61	60	55
Advanced Wound Management	14	51	41

Operating profit	237	165	198
Net interest	5	4	(5)
Other finance costs	(2)	(2)	(4)
Taxation	(70)	(45)	(56)
Discontinued operations	17	16	39

Attributable profit for the year	187	138	172

Items between operating profit and attributable profit for the year can not be allocated segmentally.

Impairment losses of £19m (2004 — nil, 2003 — nil) have been recognised in restructuring and rationalisation expenses within operating profit and are allocated as follows: endoscopy £3m (2004 — nil, 2003 — nil) and advanced wound management £16m (2004 — nil, 2003 — nil). Other significant non-cash expenses which have been recognised within operating profit are £24m of restructuring and rationalisation expenses in 2005 and £67m for the non-cash element of the macrotextured provision in 2004. These can be allocated in 2005 as follows: endoscopy £5m and advanced wound management £19m (2004 — orthopaedics — £67m).

3(a).	Business Segmental Analysis — Information required under IFRS — (continued)

	2005	2004	2003
	(£ million)
Capital expenditure
Orthopaedics	79	71	42
Endoscopy	17	15	15
Advanced Wound Management	15	16	16

	111	102	73

Capital expenditure comprises additions of property, plant and equipment and intangible assets (excluding goodwill). In addition, in 2003, £1m of additions to investments related to orthopaedics.

Depreciation and amortisation
Orthopaedics	51	43	33
Endoscopy	16	14	14
Advanced Wound Management	13	13	13

	80	70	60

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets and amortisation of acquisition intangibles as follows:

Depreciation of property, plant and equipment	69	59	55
Amortisation of other intangible assets	5	6	5

	74	65	60
Amortisation of acquisition intangibles	6	5	–

	80	70	60

Balance Sheet
Assets:
Orthopaedics	720	590	405
Endoscopy	363	321	326
Advanced Wound Management	374	344	328

Operating assets by segment	1,457	1,255	1,059
Investment in joint venture	127	121	121
Unallocated corporate assets	170	146	122

Total assets	1,754	1,522	1,302

Liabilities:
Orthopaedics	166	195	83
Endoscopy	72	55	58
Advanced Wound Management	115	77	87

Operating liabilities by segment	353	327	228
Unallocated corporate liabilities	538	493	464

Total liabilities	891	820	692

3(a).	Business Segmental Analysis — Information required under IFRS — (continued)

Unallocated corporate assets and liabilities comprise the following:

	2005	2004	2003
	(£ million)
Non-current asset derivatives	–	24	21
Deferred tax assets	76	67	43
Current asset derivatives	6	22	32
Cash and bank	88	33	26

Unallocated corporate assets	170	146	122

Long-term borrowings	123	153	109
Retirement benefit obligation	111	147	141
Non-current liability derivatives	–	2	5
Deferred tax liabilities	31	40	38
Current liability derivatives	17	13	5
Bank overdrafts and loans due within one year	132	32	97
Current tax payable	124	106	69

Unallocated corporate liabilities	538	493	464

	2005	2004	2003
	(numbers)
Average number of employees
Orthopaedics	3,581	3,016	2,727
Endoscopy	1,788	1,644	1,635
Advanced Wound Management	3,249	3,206	3,089

	8,618	7,866	7,451

3(b).	Geographical Segmental Analysis — Information required under IFRS

	2005	2004	2003
	(£ million)
Revenue by geographic market
United Kingdom	131	123	99
Continental Europe	310	287	271
United States	694	609	595
Africa, Asia, Australasia and Other America	272	230	214

	1,407	1,249	1,179

Revenue by geographic origin
United Kingdom	257	243	197
Continental Europe	341	314	302
United States	853	745	724
Africa, Asia, Australasia and Other America	254	213	200

	1,705	1,515	1,423
Less: intragroup sales	(298)	(266)	(244)

	1,407	1,249	1,179

Capital expenditure by geographic origin
United Kingdom	20	10	10
Continental Europe	13	15	8
United States	63	60	47
Africa, Asia, Australasia and Other America	15	17	8

	111	102	73

Capital expenditure comprises additions of property, plant and equipment and intangible assets. In addition, in 2003, £1m of additions to investments related to the United States.

3(b).	Geographical Segmental Analysis — Information required under IFRS — (continued)

	2005	2004	2003
	(£ million)
Assets by geographic origin
United Kingdom	329	309	206
Continental Europe	188	162	145
United States	764	638	586
Africa, Asia, Australasia and Other America	176	146	122

Operating assets by segment	1,457	1,255	1,059
Investment in joint venture	127	121	121
Unallocated corporate assets (see page 82)	170	146	122

Total assets	1,754	1,522	1,302

Long lived assets by geographic origin
United Kingdom	241	227	143
Continental Europe	33	37	28
United States	415	367	361
Africa, Asia, Australasia and Other America	52	39	26

Long lived assets	741	670	558

Long lived assets comprise property, plant and equipment, intangible assets and investments.

3(c).	Business and Geographical Segmental Analysis — Information Required under US GAAP

The following business and geographic segmental information is required by SFAS 131 — Disclosures about Segments of an Enterprise and Related Information and has been derived from the Group’s management reports.

Group management reviews and monitors business unit performance by use of key performance indicators which differ in certain respects from the way results are reported in the Group Accounts which are determined by IFRS and US GAAP.

Business units report revenue and trading profit of continuing operations at constant rates of exchange throughout a particular year. The effects of currency movements are excluded by setting at the beginning of each year exchange rates which remain constant throughout the year. These are termed the Management Rates (“MR”) for the year. These are reset each year and prior year comparative data re-translated to the new rates. Additional revenue brought in by acquisitions, for which there are no prior year comparatives, are excluded from the calculation of underlying revenue growth which is management’s key indicator of revenue performance. In the tables below, underlying revenue growth can be calculated by dividing current year turnover at MR by comparative prior year turnover at MR.

Management believes the Group’s internal reporting measures are the most appropriate since they focus on underlying business performance and exclude the distorting effects of exchange rate translation and items which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments. These measures are used in financial reporting, budgets, planning and incentive plans.

Results in the Group Accounts are reported at the average rates for each year (“AR”) (See Note 2 and Note 30).

3(c).	Business and Geographical Segmental Analysis — Information Required under US GAAP — (continued)

	Orthopaedics	Endoscopy	Advanced Wound Management	Total
	(£ million)
Revenue by business segment
2005:
Revenue at 2005 MR	676	326	374	1,376
Exchange difference	22	8	1	31

Revenue at 2005 AR	698	334	375	1,407

2004:
Revenue at 2005 MR	584	302	358	1,244
Adjustment for 2004 acquisitions	(5)	–	–	(5)
Exchange difference	10	3	(3)	10

Revenue at 2004 AR	589	305	355	1,249

2004:
Revenue at 2004 MR	586	313	364	1,263
Adjustment for 2004 acquisitions	20	–	–	20
Exchange difference	(17)	(8)	(9)	(34)

Revenue at 2004 AR	589	305	355	1,249

2003:
Revenue at 2004 MR	499	286	348	1,133
Exchange difference	26	14	6	46

Revenue at 2003 AR	525	300	354	1,179

	Europe (i)	US	Africa, Asia, Australasia and Other America	Total
	(£ million)
Revenue by geographic market
2005:
Revenue at 2005 MR	452	656	268	1,376
Exchange difference	(11)	38	4	31

Revenue at 2005 AR	441	694	272	1,407

2004:
Revenue at 2005 MR	426	584	234	1,244
Adjustment for 2004 acquisitions	(5)	–	–	(5)
Exchange difference	(11)	25	(4)	10

Revenue at 2004 AR	410	609	230	1,249

2004:
Revenue at 2004 MR	405	626	232	1,263
Adjustment for 2004 acquisitions	15	–	5	20
Exchange difference	(10)	(17)	(7)	(34)

Revenue at 2004 AR	410	609	230	1,249

2003:
Revenue at 2004 MR	374	547	212	1,133
Exchange difference	(4)	48	2	46

Revenue at 2003 AR	370	595	214	1,179

(i)	Europe comprises Continental Europe and the UK.

3(c).	Business and Geographical Segmental Analysis — Information Required under US GAAP — (continued)

	Orthopaedics	Endoscopy	Advanced Wound Management	Total
	(£ million)
Trading profit by business segment
2005:
Trading profit at 2005 MR	161	68	54	283
Exchange difference	6	2	(1)	7

Trading profit at 2005 AR	167	70	53	290

2004:
Trading profit at 2005 MR	135	60	52	247
Exchange difference	3	1	(1)	3

Trading profit at 2004 AR	138	61	51	250

2004:
Trading profit at 2004 MR	142	63	52	257
Exchange difference	(4)	(2)	(1)	(7)

Trading profit at 2004 AR	138	61	51	250

2003:
Trading profit at 2004 MR	112	56	42	210
Exchange difference	7	4	(1)	10

Trading profit at 2003 AR	119	60	41	220

4.	Operating Profit

	2005	2004	2003
		(£ million)
Revenue	1,407	1,249	1,179
Cost of goods sold (i)	(390)	(335)	(350)

Gross profit	1,017	914	829
Marketing, selling and distribution expenses (ii)	(547)	(477)	(440)
Administrative expenses (iii)(iv)	(181)	(221)	(143)
Research and development expenses	(67)	(66)	(67)
BSN agency and management fees	15	15	19

Operating profit	237	165	198

(i)	In 2005 includes £29m of restructuring and rationalisation expenses (2003 — £5m of acquisition related expenses)

(ii)	In 2005 includes £4m of restructuring rationalisation expenses.

(iii)	Includes amortisation of intangible assets — other intangibles

(iv)	In 2005 includes £14m of restructuring and rationalisation expenses and £6m of amortisation of acquisition intangibles (2004 — £80m of the macrotextured claim and £5m of amortisation of acquisition intangibles, 2003 — £17m of acquisition related expenses).

Operating Profit is stated after charging the following items:

	2005	2004	2003
		(£ million)
Amortisation of intangible assets — acquisition intangibles	6	5	–
Amortisation of intangible assets — other intangibles	5	6	5
Depreciation of property, plant and equipment	69	59	55
Loss on sale of property, plant and equipment	2	3	2
Minimum operating lease payments for land and buildings	11	11	10
Minimum operating lease payments for other assets	11	12	11
Advertising costs	23	19	19

4.	Operating Profit — (continued)

Staff costs during the year amounted to:

	2005	2004	2003
	(£ million)
Wages and salaries	296	266	260
Social security costs	32	29	27
Other pension costs — (Note 34)	28	23	22
Share based payment — (Note 27 c)	7	6	6

	363	324	315

5.	Restructuring, Rationalisation and Acquisition Related Expenses

In 2005 the Group incurred restructuring and rationalisation expenses comprising two items. £39m related to the Group’s decision to close the tissue engineering operations within advanced wound management. Production ceased in December 2005 and final closure is expected to be during the first quarter of 2006. The components of the closure costs are £14m to write down intangible assets comprising patents and other intellectual property to their value in use of nil, £2m to write down plant and equipment to nil, £3m inventory write down, £5m for redundancy payments, £10m for onerous lease obligations and £5m for other items.

In addition, £8m relates to the closure of the Andover, Massachusetts endoscopy manufacturing facility. The components are £3m to write down freehold land and buildings to fair value less costs to sell based on an independent external valuation, £4m for redundancy payments and £1m for other items.

In 2003, £17m of costs, net of a break fee of £11m, was written off as a consequence of the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG. In addition, the Group incurred £5m of acquisition integration costs relating to acquisitions in prior years.

6.	Macrotextured Claim

In 2004, the macrotextured claim of £80m represented provision of £13m for the amount due from excess layer insurers who had declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of £67m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable (see Note 33).

7.	Interest

	2005	2004	2003
	(£ million)
Interest receivable	15	17	11
Interest payable:
Bank borrowings	(5)	(6)	(14)
Loan Notes	(2)	(2)	–
Other	(3)	(5)	(2)

	(10)	(13)	(16)

Net interest receivable/(payable)	5	4	(5)

Interest payable on currency swaps of £19m (2004 — £15m, 2003 — £19m) has been set off against interest receivable on currency swaps.

8.	Other Finance Income/(Costs)

	2005	2004	2003
	(£ million)
Retirement benefits: Interest cost	(24)	(21)	(20)
Retirement benefits: Expected return on assets in the plans	22	19	16
Fair value losses on interest rate swaps	(1)	–	–

	(3)	(2)	(4)
Fair value of hedge of anticipated sale proceeds of joint venture	1	–	–

Total other finance costs	(2)	(2)	(4)

8.	Other Finance Income/(Costs) — (continued)

Foreign exchange gains or losses recognised in the income statement arise primarily on the retranslation of intercompany and third party borrowings and amounted to a net £46m gain in 2005 (2004 — net £10m loss, 2003 — net £11m loss). These amounts are matched in the income statement by the fair value gains or losses on derivative financial instruments held to manage this currency risk.

9.	Taxation

	2005	2004	2003
	(£ million)
Current taxation:
UK corporation tax at 30% (2004 — 30%, 2003 — 30%)	26	20	6
UK adjustments in respect of prior years	(10)	(5)	1

	16	15	7

Overseas tax	68	57	38
Overseas adjustments in respect of prior years	(12)	(3)	3

	56	54	41

Total current taxation	72	69	48

Deferred taxation:
Origination and reversal of timing differences	(11)	(25)	15
Adjustments to estimated amounts arising in prior periods	9	1	(7)

Total deferred taxation	(2)	(24)	8

Taxation charged to the income statement	70	45	56
Taxation on items charged direct to equity: Deferred taxation	(2)	(6)	(7)

Taxation attributable to the Group	68	39	49

The tax charge was reduced by £16m in 2005 as a consequence of the costs relating to the restructuring and rationalisation costs incurred in the year. The tax charge was reduced by £28m in 2004 as a consequence of the denial of insurance coverage for macrotextured knee revisions. The tax charge was reduced by £4m in 2003 as a consequence of the costs relating to rationalisation, acquisition integration and the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 30% (2004 — 30%, 2003 — 30%). Overseas taxation is calculated at the rates prevailing in the respective jurisdiction. The average effective tax rate differs from the applicable rate as follows:

	2005	2004	2003
		(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	0.7	(3.0)	(8.3)
Prior year items	(5.6)	(4.8)	(1.6)
Utilisation of tax losses not previously recognised	(1.0)	(0.1)	–
Overseas income taxed at other than UK standard rate	5.1	4.8	9.5

Total effective tax rate before discontinued operations	29.2	26.9	29.6
Discontinued operations	(0.2)	0.5	1.9

Total effective tax rate after discontinued operations	29.0	27.4	31.5

The Group operates in numerous tax jurisdictions around the world, and it is Group policy to submit its tax returns to the relevant tax authority on or before the time limits specified by local tax legislation. However, the relevant tax authorities are entitled to make enquiries into or audit the information set out in those returns until that year has been formally closed by agreement or is subject to a statutory limitation.

At any given time, tax audits are being carried out in a number of territories covering multiple years and tax returns are subject to possible enquiry in most locations in which the Group operates. The Group’s policy is to provide in current liabilities for additional taxes that may become payable in future years as a result of the settlement of tax audits or other tax enquiry procedures. This provision represents the Group’s best estimate

9.	Taxation — (continued)

of the tax liability that may arise on resolution of these disputes but the ultimate tax liability may differ from the amount provided dependent upon negotiations with the tax authority, changes in tax legislation, interpretation of tax law, and decisions in the relevant judicial system.

During the year the Group negotiated a settlement with the Internal Revenue Service on the basis of a limited scope audit of the company’s US Federal tax returns for the period 1997 to 2001. The Group also agreed its tax returns covering the period 1995 to 1998 with HM Revenue & Customs. There is on-going tax litigation in Italy and Spain. As a result of the resolution of a number of open issues in 2005, the Group released accruals relating to such issues and this is reflected in the prior year tax credit.

10.	Discontinued Operations — Associated Undertaking

On 15 September 2003, the Group completed the disposal of the 21.5% equity interest in AbilityOne Corporation (AbilityOne) to Patterson Dental Inc. Net cash consideration of £52m was received.

The share of results of the AbilityOne associated undertaking for the period from 1 January 2003 to 14 September 2003 and the net profit on the disposal are shown as discontinued operations in the income statement. Share of results, cash flows and net income are analysed as follows:

(£ million)
Share of results of associated undertaking:
Revenue	20
Operating costs	(15)
Net interest	(1)

Profit before taxation	4
Taxation	(1)

Profit after taxation	3

Net profit on disposal:
Cash proceeds	52
Net assets (i)	(13)

Profit on disposal before taxation	39
Taxation	(16)

Net profit on disposal	23

Net income	26

(i)	Net assets disposed of comprised goodwill £15m less net liabilities of £3m. £1m of adjustments were recognised in respect of disposals in previous years.

For the period 1 January 2003 to 14 September 2003 no operating cash flows were received in the form of dividends from the associated undertaking.

11.	Dividends

	2005	2004	2003
	(£ million)
The following dividends were declared and paid in the year:
Ordinary final of 3.20p for 2004 (2003 — 3.10p, 2002 — 3.00p) paid 13 May 2005	30	29	28
Ordinary interim of 2.10p for 2005 (2004 — 1.90p, 2003 — 1.85p) paid 11 November 2005	20	18	17

	50	47	45

The second interim dividend for 2005 of 6.10¢ (UK shareholders will receive 3.50p) per Ordinary Share was declared by the Board on 9 February 2006 and will be paid to shareholders on 12 May 2006. This dividend has not been included as a liability in these accounts and is payable to all shareholders on the Register of Members on 21 April 2006. The estimated total dividend to be paid is £33m.

In addition, in 2003 preference dividends of £14,000 were paid.

12.	Earnings per Ordinary Share

The calculations of the basic, diluted and adjusted earnings per Ordinary share are based on the following earnings and numbers of shares:

	2005	2004	2003
	(£ million)
Earnings
Including discontinued operations — Attributable profit for the year	187	138	172
Excluding discontinued operations — Profit from continuing operations	170	122	133
Adjusted attributable profit (see below)	223	195	169

Adjusted attributable profit

In order to provide a trend measure of underlying performance attributable profit is adjusted to exclude items which management consider may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments. Attributable profit is reconciled to adjusted attributable profit as follows:

	2005	2004	2003
	(£ million)
Attributable profit for the year	187	138	172
Restructuring and rationalisation expenses	47	–	–
Acquisition related expenses	–	–	22
Restructuring and acquisition related expenses within the joint venture	–	–	3
Macrotextured claim	–	80	–
Amortisation of acquisition intangibles	6	5	–
Fair value of hedge of anticipated sale proceeds of joint venture	(1)	–	–
Net profit on disposal of associated undertaking	–	–	(23)
Taxation on excluded items	(16)	(28)	(5)

Adjusted attributable profit	223	195	169

The numerators used for basic and diluted earnings per Ordinary share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary share are as follows:

	2005	2004	2003
	(Shares million)
Number of shares
Basic weighted average number of shares	938	935	930
Weighted average number of shares under option	14	16	17
Number of shares that would have been issued at fair value	(9)	(9)	(11)

Diluted weighted average number of shares	943	942	936

	2005		2004		2003
	(Pence)
Earnings per Ordinary share
Including discontinued operations: Basic	19.9	p	14.8	p	18.5	p
Including discontinued operations: Diluted	19.8	p	14.6	p	18.4	p
Excluding discontinued operations: Basic	18.1	p	13.1	p	14.3	p
Excluding discontinued operations: Diluted	18.0	p	12.9	p	14.2	p
Adjusted: Basic	23.8	p	20.8	p	18.2	p
Adjusted: Diluted	23.6	p	20.7	p	18.1	p

13.	Property, Plant and Equipment

	Land and buildings		Plant and equipment	In course of construction	Total
	Freehold	Leasehold
	(£ million)
Cost
At 1 January 2003	61	21	463	30	575
Exchange adjustment	(4)	(1)	(22)	(2)	(29)
Additions	–	–	45	26	71
Disposals	(1)	–	(23)	–	(24)
Transfers	12	–	25	(37)	–

At 31 December 2003	68	20	488	17	593
Exchange adjustment	(4)	(1)	(18)	(1)	(24)
Acquisitions	–	–	3	–	3
Additions	1	1	66	27	95
Disposals	–	(1)	(31)	–	(32)
Transfers	5	–	18	(23)	–

At 31 December 2004	70	19	526	20	635
Exchange adjustment	6	1	36	1	44
Additions	–	3	74	32	109
Disposals	–	–	(15)	–	(15)
Transfers	5	1	21	(27)	–

At 31 December 2005	81	24	642	26	773

Depreciation and Impairment
At 1 January 2003	12	4	293	–	309
Exchange adjustment	(1)	–	(16)	–	(17)
Charge for the year	2	1	52	–	55
Disposals	–	–	(20)	–	(20)

At 31 December 2003	13	5	309	–	327
Exchange adjustment	(2)	–	(11)	–	(13)
Charge for the year	3	1	55	–	59
Disposals	–	(1)	(27)	–	(28)

At 31 December 2004	14	5	326	–	345
Exchange adjustment	1	1	21	–	23
Charge for the year	5	2	62	–	69
Impairment for the year	3	–	2	–	5
Disposals	–	–	(12)	–	(12)

At 31 December 2005	23	8	399	–	430

Net book amounts
At 31 December 2005	58	16	243	26	343

At 31 December 2004	56	14	200	20	290

At 31 December 2003	55	15	179	17	266

Land and buildings includes land with a cost of £7m (2004 — £6m, 2003 — £6m) that is not subject to depreciation. Assets held under finance leases with a net book amount of £8m (2004 — £10m, 2003 — £12m) are included in leasehold land and buildings.

14.	Intangible Assets

	Goodwill	Acquisition intangibles	Other intangibles	Total
	(£ million)
Cost
At 1 January 2003	285	–	51	336
Exchange adjustment	(18)	–	(5)	(23)
Additions	–	–	2	2
Write back of deferred consideration	(7)	–	–	(7)

At 31 December 2003	260	–	48	308
Exchange adjustment	(12)	–	(3)	(15)
Acquisitions	57	45	3	105
Additions	–	–	7	7
Disposals	–	–	(1)	(1)

At 31 December 2004	305	45	54	404
Exchange adjustment	20	1	5	26
Acquisitions — (Note 31)	14	2	–	16
Write-offs	–	–	(3)	(3)
Additions	–	–	2	2

At 31 December 2005	339	48	58	445

Amortisation and Impairment
At 1 January 2003	–	–	18	18
Exchange adjustment	–	–	(2)	(2)
Charge for the year	–	–	5	5

At 31 December 2003	–	–	21	21
Exchange adjustment	–	–	(2)	(2)
Charge for the year	–	5	6	11
Disposals	–	–	(1)	(1)

At 31 December 2004	–	5	24	29
Exchange adjustment	–	–	2	2
Charge for the year	–	6	5	11
Write-offs	–	–	(3)	(3)
Impairment for the year — (Note 5)	–	–	14	14

At 31 December 2005	–	11	42	53

Net book amounts
At 31 December 2005	339	37	16	392

At 31 December 2004	305	40	30	375

At 31 December 2003	260	–	27	287

15.	Investments

	2005	2004	2003
	(£ million)
At 1 January	5	5	5
Exchange adjustment	1	–	(1)
Additions	–	–	1

At 31 December	6	5	5

The investment above represents a US Dollar investment in an entity that holds mainly unquoted equity securities. The investment is held at cost as management believe that there is no readily available fair value.

16.	Held for sale — Investment in Joint Venture (BSN Medical)

The Group owns 50% of BSN Medical but ceased to equity account from 1 October 2005 following the announcement of the intention to sell its interest. In December 2005 the Group announced the sale, conditional on obtaining completion clearances, of its share of BSN Medical. Following receipt of competition clearances, the disposal of BSN Medical was completed on 23 February 2006. The Group’s share of the proceeds was converted into US Dollars, the functional currency of the parent company. Proceeds were approximately $560m in cash after adjusting for the net debt of BSN Medical and certain other items. The Group’s net investment in BSN Medical was $220m and the gain on disposal, to be recognised in 2006, after transaction costs of $25m is $315m. Cash tax of $10m will be payable on the transaction.

	2005	2004	2003
	(£ million)
Investment in joint venture at 1 January	121	121	114
Results for the financial period:
Revenue	127	166	164
Operating costs (i)	(107)	(142)	(144)
Net interest	(1)	(1)	(1)

Profit before taxation	19	23	19
Taxation (ii)	(6)	(7)	(6)

	13	16	13
Dividend from Quarter Four 2005 profits	4	–	–

Recognised in the income statement	17	16	13
Dividends received from joint venture	(14)	(14)	(7)
Exchange adjustment	3	(2)	1

Investment in joint venture at 31 December	127	121	121

(i)	Includes restructuring and acquisition related expenses of £3m in 2003.

(ii)	Taxation was reduced by £1m in 2003 as a result of the restructuring and acquisition related expenses.

The investment in joint venture is represented by:

	2005	2004	2003
	(£ million)
Assets:
Long-term	43	41	28
Current	75	72	76

	118	113	104
Liabilities:
Long-term	(3)	(5)	(5)
Current	(59)	(57)	(49)

	(62)	(62)	(54)

Net assets	56	51	50
Goodwill	71	70	71

	127	121	121

17.	Impairment Testing of Goodwill

Goodwill arising on acquisition is not amortised but reviewed for impairment on an annual basis. Goodwill is allocated to the cash-generating unit that is expected to benefit from the acquisition. Goodwill arising on the formation of the joint venture is capable of separate measurement since the joint venture operates independently of the Group. If the total recoverable amount of the cash-generating unit is less than its carrying amount then an impairment loss is determined to have occurred. Any impairment losses that arise are recognised immediately in the income statement and are allocated first to reduce the carrying amount of goodwill and then to the carrying amounts of the other assets.

Each of the Group’s business segments represent a cash-generating unit and include goodwill as follows:

	2005	2004	2003
	(£ million)
Orthopaedics	84	76	28
Endoscopy	145	130	140
Advanced Wound Management	110	99	92

	339	305	260
BSN Medical	71	70	71

	410	375	331

In September 2005, 2004 and 2003 impairment reviews were performed by comparing the recoverable amount of each business segment with its carrying amount, including goodwill. Management determined that there was no impairment.

BSN Medical’s impairment test was based on fair value less costs to sell which was determined based on the expected proceeds from the sale of the Group’s interest in the joint venture.

Recoverable amounts for business segments are based on value in use which is calculated from cash flow projections for five years using data from the Group’s strategic planning process, the results of which are reviewed and approved by the Board. The five-year period is in line with the Group’s strategic planning process. A discount rate of 13% (2004 — 13%, 2003 — 13%) was applied to cash flow projections equivalent to the Group’s pre-tax weighted average cost of capital. A growth rate of 5% (2004 — 5%, 2003 — 5%) into perpetuity was used after five years to calculate a terminal value for the Group’s business segments. Management considers these to be appropriate estimates based on the growth rates of the markets in which the Group operates.

The key assumptions used in preparing cash flow projections are annual sales growth, trading margins and capital utilisation. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year.

18.	Inventories

	2005	2004	2003
	(£ million)
Raw materials and consumables	56	41	38
Work-in-progress	14	16	10
Finished goods and goods for resale	285	228	183

	355	285	231

£10m (2004 — £11m, 2003 — nil) was recognised as an expense resulting from the write down of inventory.

19.	Receivables

	2005	2004	2003
	(£ million)
Trade and other receivables
Trade receivables	323	273	246
Amounts owed by joint venture	1	2	2
Prepayments and accrued income	37	23	20

	361	298	268

Non-current receivables — other receivables	–	2	2

Trade receivables do not carry interest and are stated at their nominal value after deducting provisions for bad and doubtful debts of £8m (2004 — £7m, 2003 — £7m). The provision for bad and doubtful debts is based on specific assessment risk and reference to past default experience. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Management considers that the carrying amount of trade and other receivables approximates the fair value.

Amounts due from insurers to the macrotextured claim of £46m have been provided in full (2004 — £13m, 2003 — nil).

Non-current receivables are non-interest bearing and denominated in various currencies. The fair value of these debtors is the same as book value.

20.	Cash and Borrowings

A key management performance indicator is net debt which comprises borrowings and credit balances on currency swaps less cash and bank and debit balances on currency swaps.

	2005	2004	2003
		(£ million)
Bank overdrafts and loans due within one year	132	32	97
Long-term borrowings	123	153	109

Borrowings	255	185	206
Cash and bank	(88)	(33)	(26)
Debit balances on currency swaps	(6)	(46)	(53)
Credit balances on currency swaps	17	15	10

Net debt	178	121	137

Borrowings are analysed as follows:
Bank overdrafts and loans	195	124	195
Loan Notes	50	50	–
Other loans	10	11	11

	255	185	206

Debit balances on currency swaps can be analysed as follows:
Non-current asset derivatives	–	24	21
Current asset derivatives	6	22	32

	6	46	53

Credit balances on currency swaps can be analysed as follows:
Non-current liability derivatives	–	2	5
Current liability derivatives	17	13	5

	17	15	10

20.	Cash and Borrowings — (continued)

Borrowings are repayable as follows:

	2005	2004	2003
	(£ million)
Bank overdrafts and loans — due for settlement within one year or on demand:
Bank loans	31	20	84
Bank overdrafts	50	10	12
Loan Notes	50	–	–
Other loans	1	2	1

	132	32	97
Long-term borrowings — due for settlement after one year:
Bank loans
after one and within two years	–	–	26
after three and within four years	114	–	73
after four and within five years	–	94	–

	114	94	99
Other loans
after one and within two years	1	1	1
after two and within three years	–	1	1
after five years	8	7	8

	9	9	10
Loan notes after one and within two years	–	50	–

Total due for settlement after one year	123	153	109

	255	185	206

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

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £355m and £257m, respectively. Of the undrawn committed facilities of £240m, £4m expires within one year and £236m after two but within five years (2004 — undrawn committed facilities: £225m of which £6m expired within one year and £219m after two but within five years, 2003 — undrawn committed facilities: £198m of which £9m expires within one year and £189m after two but within five years). Borrowings secured on property, plant and equipment and current assets were £10m (2004 — £10m, 2003 — £11m). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which is the same as fair value.

All currency swaps are stated at fair value in 2005. In 2004 and 2003 the currency swaps were translated at year-end exchange rates. Gross sterling equivalents of £530m (2004 — £645m, 2003 — £603m) receivable and £541m (2004 — £614m, 2003 — £560m) payable have been netted. £6m is reported as debit balances on currency swaps and £17m as credit balances on currency swaps the net of which is a credit balance of £11m (2004 — £46m as debit balances on currency swaps and £15m as credit balances on currency swaps the net of which is a debit balance of £31m, 2003 — £53m as debit balances on currency swaps and £10m as credit balances on currency swaps the net of which is a debit balance of £43m). Currency swaps include fixed and floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

20.	Cash and Borrowings — (continued)

Currency swaps mature as follows:

	Amount receivable	Amount payable
	(£ million)	(Currency million)
At 31 December 2005
Within one year:
US Dollar	444	US$780
Australian Dollar	19	Aus$45
Euro	52	€77
Japanese Yen	7	Yen1,500
New Zealand Dollar	1	NZ$3
Canadian Dollar	7	C$14

	530

At 31 December 2004
Within one year:
US Dollar	134	US$230
Australian Dollar	19	Aus$49
Euro	85	€126
Japanese Yen	24	Yen4,781
New Zealand Dollar	3	NZ$8
Canadian Dollar	8	C$18

	273
After one year and within two years:
US Dollar	318	US$564
Euro	54	€80

	372

	645

At 31 December 2003
Within one year:
US Dollar	252	US$398
Australian Dollar	18	Aus$43
Euro	63	€96
Japanese Yen	21	Yen3,821
New Zealand Dollar	3	NZ$8
Canadian Dollar	8	C$18

	365
After one year and within two years:
US Dollar	50	US$75
Euro	34	€50

	84
After two years and within three years:
US Dollar	120	US$196
Euro	34	€50

	154

	603

Where the Group’s financial assets and liabilities, including currency swaps, are at floating interest rates, the Group uses simple floating to fixed rate contract interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates.

21.	Financial Instruments

2003 and 2004 financial instrument numbers in this Note to the Group Accounts are under UK GAAP and 2005 numbers are under International Financial Reporting Standards (see Note 51).

The Group’s risk management policies are detailed in “Operating and Financial Review, Liquidity and Prospects — Exchange and Interest Rate Risk and Financial Instruments.”

Foreign Exchange Exposures

The Group uses forward foreign exchange contracts to hedge third party and intercompany trading creditors and an element of anticipated purchases over the following 12 months. The principal currencies hedged by forward foreign exchange contracts are Sterling and US Dollars. At 31 December 2005, the Group had contracted to exchange within one year the equivalent of £208m.

The Group entered into a contingent foreign exchange contract to exchange €430million for US Dollars maturing on the date of receipt of the proceeds of the sale of the BSN Medical joint venture. No amounts would have been receivable or payable under the contract if the sale of BSN Medical had failed to complete. The contract is shown in the accounts at fair value based on the expected completion date. The transaction was completed on 23 February 2006.

The Group’s policy is to protect equity by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps.

The Group’s operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. Therefore, there are no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the income statement.

Interest Rate Exposures

The Group hedges forward its interest rate risk by fixing rates on currency swaps and using interest rate swap contracts. The Group had not fixed future interest rates at 31 December 2005 due to uncertainties over the timing of the receipt of cash proceeds from the sale of the BSN Medical joint venture.

Credit Risk Exposures

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

The maximum credit risk exposure on derivatives at 31 December 2005 was £15m comprising £8m on cross currency swaps and £7m on forward foreign exchange contracts.

21.	Financial Instruments — (continued)

Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
			(£ million)			(%)	(Years)
At 31 December 2005:
US Dollar	76	454	530	521	9	7.1	14
Euro	9	53	62	62	–	–	–
Other	170	34	204	204	–	–	–

Total interest bearing liabilities	255	541	796	787	9

At 31 December 2004:
US Dollar	110	413	523	63	460	2.7	1
Euro	6	146	152	75	77	2.5	1
Other	69	55	124	124	–	–	–

Total interest bearing liabilities	185	614	799	262	537

At 31 December 2003:
US Dollar	162	374	536	41	495	2.3	1
Euro	8	138	146	23	123	2.9	1
Other	36	48	84	84	–	–	–

Total interest bearing liabilities	206	560	766	148	618

In addition to the above, the Group has a liability due after one year for deferred acquisition consideration (denominated in US Dollars, Euro and Yen) totalling £9m (2004 — £14m, 2003 — £4m) on which no interest is payable (see Note 22). There are no other interest bearing financial liabilities.

The above interest rate analysis includes the effect of interest rate swaps. Floating rates on liabilities are typically based on the three-month LIBOR interest rate relevant to the currency concerned.

Currency and Interest Rate Profile of Interest Bearing Assets:

						Fixed rate assets
	Cash and bank	Currency swaps	Total assets	Floating rate assets	Fixed rate assets	Weighted average interest rate	Weighted average time for which rate is fixed
			(£ million)			(%)	(Years)
At 31 December 2005:
Sterling	43	530	573	573	–	–	–
Other	45	–	45	45	–	–	–

Total interest bearing assets	88	530	618	618	–

At 31 December 2004:
Sterling	5	645	650	139	511	4.9	1
Other	28	–	28	28	–	–	–

Total interest bearing assets	33	645	678	167	511

At 31 December 2003:
Sterling	4	603	607	80	527	4.2	1
Other	22	–	22	22	–	–	–

Total interest bearing assets	26	603	629	102	527

21.	Financial Instruments — (continued)

The above interest rate analysis includes the effect of interest rate swaps. Floating rates on assets are typically based on the three-month LIBOR interest rate relevant to the currency concerned.

At 31 December 2005, the Group had no market risk sensitive interest rate instruments. The £9m of fixed rate liabilities related to finance leases.

At 31 December 2004, notional principal balances by currency and related interest rates under interest rate swap agreements and the fixed interest element of currency swaps were:

	Expected to mature in 2005	Fair value
	(Currency million, except interest rates)	(£ million)
At 31 December 2004
Principal (Sterling)	£511	–
Fixed rate receivable	4.9%
Variable rate payable	4.8%

Principal (US Dollar)	US$848	2
Fixed rate payable	2.7%
Variable rate receivable	3.1%

Principal (Euro)	€110	–
Fixed rate payable	2.5%
Variable rate receivable	2.3%

		2

Of which:
Interest rate swaps		–
Fixed interest element of currency swaps		2

		2

The fair values for interest rate swaps and the fixed interest element of currency swaps are calculated as the net present value of the future cash flows as at 31 December 2004, discounted at market rates of interest at that date.

At 31 December 2003, notional principal balances by currency and related interest rates under interest rate swap agreements were:

	Expected to mature in years ending 31 December		Fair value
	2004	2005
	(Currency million, except interest rates)		(£ million)
At 31 December 2003
Principal (Sterling)	£527	£188	(2)
Fixed rate receivable	3.9%	4.8%
Variable rate payable	4.4%	4.8%

Principal (US Dollar)	US$853	US$300	(3)
Fixed rate payable	2.0%	3.1%
Variable rate receivable	1.4%	2.8%

Principal (Euro)	€174	–	(1)
Fixed rate payable	2.9%	–
Variable rate receivable	2.3%	–

			(6)

The fair values for interest rate swaps are calculated as the net present value of the future cash flows as at 31 December 2003, discounted at market rates of interest at that date.

21.	Financial Instruments — (continued)

Fair Value of Financial Assets and Liabilities

Forward foreign exchange contracts, interest rate swap contracts and the fixed interest rate element of currency swaps taken out as hedges are marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. In 2005 the fair and book value of the Group’s derivative financial instruments held to manage currency risk were: a net debit value of £3m for transactional forward foreign exchange contracts; £11m of currency swap net liabities; and a £1m debtor for a contingent forward foreign exchange contract. The following table sets out the book and fair values of the Group’s derivative financial instruments in 2004 and 2003. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

Derivative financial instruments held to manage interest rate and currency risk in 2004 and 2003 were:

	Interest rate swaps	Transactional forward foreign exchange contracts	Currency swaps	Total unrecognised losses on hedges
	(£ million)
31 December 2004:
Book value	–	–	31
Fair value	–	(7)	33

Unrecognised gain/(loss)	–	(7)	2	(5)

31 December 2003:
Book value	–	–	43
Fair value	(6)	(6)	43

Unrecognised gain/(loss)	(6)	(6)	–	(12)

The fair values of primary financial instruments comprising cash and borrowings which are set out in Note 20 are the same as book values.

The following table shows the amount of unrecognised gains and losses which have been included in the income statement for the year and those gains and losses which are expected to be included in next year’s or later income statements.

	Unrecognised gains	Unrecognised losses	Total net unrecognised gains/(losses)
		(£ million)
Unrecognised gains and losses on hedges at 1 January 2003	8	(23)	(15)
Less: gains and losses arising in previous years that were expected to have been recognised in 2003	(8)	22	14

Gains and losses arising before 31 December 2002 that were not recognised in 2003	–	(1)	(1)
Gains and losses arising in 2003 that were not recognised in 2003	3	(14)	(11)

Unrecognised gains and losses on hedges at 31 December 2003	3	(15)	(12)
Less: gains and losses arising in previous years that were expected to have been recognised in 2004	(3)	15	12

Gains and losses arising before 31 December 2003 that were not recognised in 2004	–	–	–
Gains and losses arising in 2004 that were not recognised in 2004	4	(9)	(5)

Unrecognised gains and losses on hedges at 31 December 2004	4	(9)	(5)
Restatement for the effects of IAS 39 (see Note 51)	(4)	9	5

Restated unrecognised gains and losses on hedges at 1 January 2005	–	–	–

22.	Payables

	2005	2004	2003
	(£ million)
Trade and other payables:
Trade payables	171	153	133
Amounts owed to joint venture	3	3	3
Social security costs and other taxes	13	13	14
Accruals and deferred income	61	54	51
Acquisition consideration	15	8	3

	263	231	204

Other payables due after one year:
Acquisition consideration	9	14	4

Amounts falling due after more than one year are payable as follows: £7m in 2007 and £2m in 2010 (2004 — £14m in 2006, 2003 — £2m in 2005 and £2m in 2006).

Trade and other payables principally comprise amounts outstanding for trade purchases and ongoing costs. Trade payables are not interest bearing and are stated at their nominal value. Management consider that the carrying amount of trade payables approximates the fair value.

23.	Provisions

	Rationalisation and Integration	Liability	Total
	(£ million)
At 1 January 2003	12	14	26
Charge to income statement	6	3	9
Utilisation	(11)	(4)	(15)

At 31 December 2003	7	13	20
Charge to income statement	–	67	67
Utilisation	(2)	(3)	(5)

At 31 December 2004	5	77	82
Exchange adjustments	–	6	6
Charge to income statement	30	3	33
Utilisation	(6)	(34)	(40)

At 31 December 2005	29	52	81

Provisions — due within one year	18	35	53
Provisions — due after one year	11	17	28

At 31 December 2005	29	52	81

Provisions — due within one year	5	45	50
Provisions — due after one year	–	32	32

At 31 December 2004	5	77	82

Provisions — due within one year	7	13	20
Provisions — due after one year	–	–	–

At 31 December 2003	7	13	20

At 31 December 2005, rationalisation and integration provisions include acquisition integration of £1m (2004 — £2m, 2003 — £3m). Rationalisation and integration and liability provisions are expected to be substantially utilised within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

Included within the liability provision is £44m (2004 — £67m, 2003 — nil) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 33). In addition £46m (2004 — £13m, 2003 — nil) has been provided against trade and other debtors relating to this issue.

24.	Deferred Taxation

	2005	2004	2003
		(£ million)
Deferred taxation assets	76	67	43
Deferred taxation liabilities	(31)	(40)	(38)

Net position at 31 December	45	27	5

The movement in the year in the Group’s net deferred tax position was as follows:

At 1 January	27	5	13
Exchange adjustments	7	(3)	(7)
Credit/(charge) to income — current year	11	25	(15)
(Charge)/credit to income — prior years	(9)	(1)	7
Transfers from current tax	7	6	–
Acquisitions	–	(11)	–
Credit to equity	2	6	7

At 31 December	45	27	5

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement Benefit Obligation	Macrotextured claim	Other	Total
		(£ million)
Deferred tax assets:
At 1 January 2003	21	–	23	44
Exchange adjustments	(3)	–	(3)	(6)
Credit/(charge) to income — current year	2	–	(18)	(16)
Credit to income — prior years	–	–	12	12
Transfers from deferred tax liabilities	–	–	3	3
Credit to equity	6	–	–	6

At 31 December 2003	26	–	17	43
Exchange adjustments	(1)	–	(1)	(2)
(Charge)/credit to income — current year	(2)	28	5	31
Charge to income — prior years	–	–	(11)	(11)
Transfers from current tax	–	–	6	6

At 31 December 2004	23	28	16	67
Exchange adjustments	–	3	2	5
(Charge)/credit to income — current year	(6)	–	16	10
Charge to income — prior years	–	–	(9)	(9)
Credit to equity	3	–	–	3

At 31 December 2005	20	31	25	76

The Group has unused tax losses of £12m (2004 — £12m, 2003 — £10m) available for offset against future profits. A deferred tax asset has been recognised in respect of £3m (2004 — £4m, 2003 — £5m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

24.	Deferred Taxation — (continued)

	Accelerated tax depreciation	Intangibles	Other	Total
		(£ million)
Deferred tax liabilities:
At 1 January 2003	(15)	(3)	(13)	(31)
Exchange adjustments	–	–	(1)	(1)
(Charge)/credit to income — current year	(1)	–	2	1
Charge to income — prior years	–	–	(5)	(5)
Transfers from deferred tax assets	–	–	(3)	(3)
Credit to equity	–	–	1	1

At 31 December 2003	(16)	(3)	(19)	(38)
Exchange adjustments	–	–	(1)	(1)
(Charge)/credit to income — current year	(1)	1	(6)	(6)
Credit to income — prior years	–	–	10	10
Acquisitions	–	(11)	–	(11)
Credit to equity	–	–	6	6

At 31 December 2004	(17)	(13)	(10)	(40)
Exchange adjustments	–	–	2	2
Credit/(charge) to income — current year	1	1	(1)	1
Transfers from current tax	–	–	7	7
Charge to equity	–	–	(1)	(1)

At 31 December 2005	(16)	(12)	(3)	(31)

25.	Called Up Share Capital

	2005 Shares	2005	2004 Shares	2004	2003 Shares	2003
	(‘000)	(£ million)	(‘000)	(£ million)	(‘000)	(£ million)
Authorised
Ordinary Shares 12 2/9p	1,223,591	150	1,223,591	150	1,223,591	150

Allotted, issued and fully paid
Equity Capital: Ordinary shares 12 2/9p
At 1 January	937,136	115	933,526	114	928,760	113
Share options	3,502	–	3,610	1	4,766	1

At 31 December	940,638	115	937,136	115	933,526	114

Non-equity capital: 5 1/2% cumulative preference shares £1.00:
At 1 January	–	–	–	–	269	–
Cancellation	–	–	–	–	(269)	–

At 31 December	–	–	–	–	–	–

Total called up share capital at 31 December		115		115		114

On 23 June 2003 the 5 1/2% £1.00 cumulative preference shares were cancelled and in consideration shareholders were paid £1.38 per share on 7 July 2003. The 5 1/2% cumulative preference shares were denominated in Sterling, were non-voting and carried preferential rights to dividends and distribution on winding up.

On 23 January 2006 the Ordinary Shares of 12 2/9p were redenominated to US Dollar shares of 20¢ each by means of a court approved reduction in share capital, creation of a capital reserve and subsequent issue and allotment of new Ordinary Shares of 20¢ each on the basis of one new share for one existing share held.

26.	Reserves

	2005	2004	2003
	(£ million)
Share Premium
At 1 January	159	152	144
Premium on new shares issued on exercise of share options	11	7	8

At 31 December	170	159	152

Other Reserves
At 1 January	1	1	–
Restatement for the effects of IAS 32 and 39 (see Note 51)	(6)	–	–

Restated other reserves as at 1 January	(5)	1	–
Exchange differences on translation of foreign operations	10	–	1
Gains on hedging instruments charged to reserves	2	–	–
Loss on hedging instruments transferred from reserves to the income statement	7	–	–

At 31 December	14	1	1

Accumulated Profits
At 1 January	431	345	229
Restatement for the effects of IAS 32 and 39 (see Note 51)	1	–	–

Restated accumulated profits as at 1 January	432	345	229
Actuarial losses on defined benefit plans	(10)	(15)	(22)
Tax on items taken directly to or transferred from equity	2	6	7
Share based payment recognised in the income statement	7	6	6
Cost of shares transferred to beneficiaries	(2)	(2)	(2)

Net income recognised directly in equity	(3)	(5)	(11)
Attributable profit for the year	187	138	172
Equity dividends paid in the year	(50)	(47)	(45)

At 31 December	566	431	345

Other reserves comprise gains and losses on cash flow hedges net of related deferred taxation and exchange differences on translation of foreign operations.

On 23 June 2003, following the cancellation of the 5 1/2% £1.00 cumulative preference shares (Note 25), a capital redemption reserve of £0.3m was established in the Parent Company. This reserve was extinguished during 2003.

27(a).	Share Based Payments — Share Option Schemes

Employee Schemes

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

Executive Schemes

The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on 9 May 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on 15 May 1990), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan, Smith & Nephew 2001 US Share Plan (adopted by shareholders on 4 April 2001) and the Smith & Nephew 2004 Executive Share Option Plan (adopted by shareholders on 6 May 2004) are together termed the “Executive Schemes”.

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may approve the grant of options to full-time employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs or Ordinary Shares. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher. The market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant. For Executive Schemes adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or, for the US Plan, the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to performance conditions but become exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2004 Plan are open to senior managers worldwide. The 2001 UK Unapproved Share Option Plan is open to senior managers outside the US and the US Plan is open to senior managers in the US, Canada, Mexico and Puerto Rico.

Under the Executive Schemes, the number of Ordinary Shares over which options may be granted is limited so that the number of shares issued or that may be issued under the Executive Schemes during the ten years preceding the date of grant shall not exceed 5% of the issued Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all employee share schemes operated by the Company may not exceed 10% of the issued Ordinary Share capital at the date of grant.

The maximum term of options granted, under all schemes, is 10 years from the date of grant.

27(a).	Share Based Payments — Share Option Schemes — (continued)

At 31 December 2005 19,017,000 (2004 — 18,450,000, 2003 — 17,455,000) options were outstanding under share option schemes as follows:

	Number of shares	Range of option exercise prices	Weighted average exercise price
	(Thousand)	(Pence)	(Pence)
Employee Schemes:
Outstanding at 1 January 2003	4,246	124.0 – 372.7	240.7
Granted	1,026	321.0 – 403.0	324.1
Forfeited	(212)	124.0 – 389.0	278.8
Exercised	(998)	124.0 – 304.0	154.7

Outstanding at 31 December 2003	4,062	124.0 – 403.0	280.9
Granted	1,218	391.0 – 498.0	395.3
Forfeited	(248)	124.0 – 403.0	247.5
Exercised	(779)	124.0 – 321.0	213.0

Outstanding at 31 December 2004	4,253	146.8 – 498.0	326.1
Granted	1,080	421.0 – 526.0	428.9
Forfeited	(361)	304.0 – 409.0	355.9
Exercised	(1,206)	146.8 – 321.0	279.2
Expired	(9)	394.0 – 498.0	446.0

Outstanding at 31 December 2005	3,757	146.8 – 526.0	362.5

Options exercisable at 31 December 2005	147	146.8 – 296.0	283.1

Options exercisable at 31 December 2004	60	146.8 – 289.2	231.8

Options exercisable at 31 December 2003	56	124.0 – 221.2	184.3

Executive Schemes:
Outstanding at 1 January 2003	15,573	143.0 – 409.5	255.9
Granted	3,459	347.2 – 418.0	391.7
Forfeited	(1,864)	143.0 – 418.0	219.1
Exercised	(3,775)	143.0 – 382.3	191.3

Outstanding at 31 December 2003	13,393	145.0 – 418.0	304.0
Granted	4,059	475.0 – 581.5	525.8
Forfeited	(429)	145.0 – 521.0	270.5
Exercised	(2,826)	145.0 – 360.0	236.4

Outstanding at 31 December 2004	14,197	145.0 – 581.5	377.3
Granted	4,284	480.0 – 536.5	533.0
Forfeited	(934)	183.5 – 574.5	457.0
Exercised	(2,285)	188.5 – 385.5	288.2
Expired	(2)	360.0	360.0

Outstanding at 31 December 2005	15,260	145.0 – 581.5	437.6

Options exercisable at 31 December 2005	5,097	145.0 – 580.2	311.1

Options exercisable at 31 December 2004	4,639	145.0 – 375.0	261.1

Options exercisable at 31 December 2003	5,155	145.0 – 331.8	208.5

The weighted average remaining contractual life of options outstanding at 31 December 2005 was 5.6 (2004 — 5.7 years, 2003 — 5.7 years) years for Executive Schemes and 3.1 (2004 — 2.2 years, 2003 — 3.1 years) years for Employee Schemes.

The weighted average share prices during each year were as follows:

2003	400 pence
2004	529 pence
2005	524 pence

27(a).	Share Based Payments — Share Option Schemes — (continued)

Options granted during the year were as follows:

	Options granted	Weighted average fair value per option at grant date	Share price at grant date	Weighted average exercise price	Weighted average option life
	(Thousand)	(Pence)	(Pence)	(Pence)	(Years)
Employee Schemes	1,080	143.6	488.0	428.9	3.9
Executive Schemes	4,284	172.1	534.5	533.0	6.4

Weighted average fair value of options granted under employee schemes during 2004 was 165p (2003 — 128p) and those under executive schemes during 2004 was 155p (2003 — 114p).

Options granted in 2005 and 2004 under the executive schemes were valued using a binomial model. Options granted under employee schemes were valued using the Black-Scholes option model as management considered that options granted under these schemes would typically be exercised within a short period of time after the vesting date. This method was previously used for executive options granted in 2003. Options granted under each scheme are valued separately and a weighted average fair value calculated.

The binomial model was used for executive schemes so that proper allowance is made for the presence of performance conditions and the possibility of early exercise. At grant management expected 95% of the options granted under the 2001 Executive Scheme to vest (2004 — 95%) and 60% of the 2004 Executive Scheme to vest (2004 — 60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest. This includes the effects of any modifications to the share schemes during the year. In 2005 the Group announced its intention to report its results in US Dollars with effect from 2006. For the 2004 and 2005 awards, the Remuneration Committee decided to retain the same performance targets but base them on US Dollar numbers over the life of the award. In order to reflect the different EPSA growths under US Dollar reporting the estimates of final vesting were amended for schemes with this criteria. Commencing in 2006 the impact on the share based payment charge in the income statement over the life of the options is expected to be an additional charge of approximately £1m. There is no effect on the fair value of the share based payments as a result of this change.

For all schemes the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee schemes			Executive schemes
	2005	2004	2003	2005	2004	2003
	(%, except Expected Life in years)
Dividend yield	1.1	1.1	1.1	1.1	1.1	1.1
Expected volatility (i)	26.0	23.7	23.3	26.0	22.0	22.0
Risk free interest rate (ii)	4.1	4.8	4.6	4.8	3.3 – 5.1	4.6
Expected life in years (iii)	3.9	4.0	3.6	6.4	7.0	5.6

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Scheme’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2004 — 5%) of Executive Scheme option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2004 — 50%) of Executive Scheme option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the 2004 Plan and 25% for the 2001 Plans (2004 — 50%) of the strike price.

27(a).	Share Based Payments — Share Option Schemes — (continued)

Summarised information about options outstanding under the share option schemes at 31 December 2005 is as follows:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contract life	Weighted average exercise price	Number exercisable	Weighted average exercise price	Exercisable in stages up to
	(Thousand)	(Years)	(Pence)	(Thousand)	(Pence)
Employee Schemes:
146.8p to 321.0p	1,689	2.7	306.5	147	283.1	2006
354.1p to 526.0p	2,068	3.4	408.3	–	–	–

	3,757			147

Executive Schemes:
145.0p to 309.4p	2,461	3.6	235.0	2,441	233.6	2010
326.0p to 581.5p	12,799	5.9	475.9	2,656	382.3	2012

	15,260			5,097

330,118 (2004 — 681,255, 2003 — 885,403) options remain outstanding under the 1998, 1999 and 2000 Stock Appreciation Rights Plan and at 31 December 2005 these have a fair value liability of £1m (2004 — £2m, 2003 — £2m) which is materially the same as intrinsic value.

27(b).	Share Based Payment — Long-Term Incentive Plans

The Group operated a long-term incentive plan (“LTIP”) for Executive directors and GEC members from 1997 to 2003. Vesting of LTIP awards is dependent on the Group’s relative performance in a group of 39 UK listed manufacturing companies with substantial international activities, using total shareholder return (“TSR”) over a three year period as the prime measure.

In 2004, a new share based incentive plan was introduced for executive directors, members of the GEC and the next level of senior executives, which replaced the LTIP. The plan includes a Performance Share Plan (“PSP”) and a Bonus Co-Investment Plan (“CIP”).

Vesting of the PSP award shares is dependent upon performance relative to the FTSE 100 and an index based on major international companies in the medical devices industry.

Under the CIP, participants can elect to use up to a maximum of one-half of their annual bonus to purchase shares. If the shares are held for 3 years and the Group’s EPSA growth targets are achieved participants receive an award of matching shares for each share purchased.

Further details of the above plans are available in the “Remuneration Report”.

The fair values of awards granted under long term incentive plans are calculated using a binomial model. As the LTIP and PSP contain vesting conditions based on TSR versus a comparator group these are treated as market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the grant date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 20% (2004 — 20%) has been assumed with the constituents of the group. A correlation of 30% (2004 — 50%) has been assumed for the companies in the medical sector as they are impacted by more similar factors.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 27(a).

27(b).	Share Based Payment — Long-Term Incentive Plans — (continued)

At 31 December 2005 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

	LTIP	PSP	CIP	Total
	(Number of Shares in thousands)
Outstanding at 1 January 2003	1,410	–	–	1,410
Awarded	445	–	–	445
Vested	(660)	–	–	(660)

Outstanding at 31 December 2003	1,195	–	–	1,195
Awarded	–	924	291	1,215
Vested	(362)	–	–	(362)
Forfeited	–	(11)	–	(11)

Outstanding at 31 December 2004	833	913	291	2,037
Awarded	–	1,062	369	1,431
Vested	(379)	–	–	(379)
Forfeited	(9)	(113)	(40)	(162)

Outstanding at 31 December 2005	445	1,862	620	2,927

27(c).	Share Based Payments — Charge to Income Statement

The expense charged to the income statement for share based payments is as follows:

	2005	2004	2003
	(£ million)
Granted in current year	2	3	2
Granted in prior years	5	3	4

Total share based expense for the year	7	6	6

Under the Executive Schemes, PSP and CIP the number of Ordinary Shares over which options may be granted is limited so that the number of shares issued or that may be issued during the ten years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all employee share schemes operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

28.	Own Shares

Own shares represent the holding of the Parent Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 35).

	2005	2004	2003
	(£ million)
At 1 January	4	2	3
Shares purchased	–	4	1
Shares transferred to Group beneficiaries	(2)	(2)	(2)

At 31 December	2	4	2

29.	Cash Flow Statement

Analysis of Net Debt

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Loan Notes	Net currency swaps	Total
	(£ million)
At 1 January 2003	23	(13)	(140)	(175)	–	17	(288)
Net cash flow	3	1	48	53	–	–	105
Exchange adjustments	–	–	7	13	–	26	46

At 31 December 2003	26	(12)	(85)	(109)	–	43	(137)
Net cash flow	7	1	62	(1)	–	(40)	29
Loan Notes issued on acquisition	–	–	–	–	(50)	–	(50)
Exchange adjustment	–	1	1	7	–	28	37

At 31 December 2004	33	(10)	(22)	(103)	(50)	31	(121)
Net cash flow	54	(39)	(9)	(10)	–	2	(2)
Exchange adjustment	1	(1)	(1)	(10)	–	(44)	(55)

At 31 December 2005	88	(50)	(32)	(123)	(50)	(11)	(178)

Reconciliation of Net Cash Flow to Movement in Net Debt

	2005	2004	2003
	(£ million)
Change in cash net of overdrafts in the year	15	8	4
Settlement of currency swaps	2	(40)	–
Change in borrowings	(19)	61	101

Change in net debt from net cash flow	(2)	29	105
Loan Notes issued on acquisition	–	(50)	–
Exchange adjustments	(55)	37	46

Change in net debt in the year	(57)	16	151
Opening net debt	(121)	(137)	(288)

Closing net debt	(178)	(121)	(137)

Cash and Cash Equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.

	2005	2004	2003
	(£ million)
Cash and bank	88	33	26
Bank overdrafts	(50)	(10)	(12)

Cash and cash equivalents	38	23	14

30.	Currency Translation

The exchange rates used for the translation of currencies into Sterling that have the most significant impact on the Group results were:

	Average rates
	2005	2004	2003
US Dollar	1.81	1.84	1.65
Euro	1.47	1.47	1.45

	Year-end rates
	2005	2004	2003
US Dollar	1.72	1.92	1.79
Euro	1.46	1.41	1.42

31.	Acquisitions

2005

The business and assets of an orthopaedic distributor in Japan were acquired on 30 June 2005 and a milestone payment was accrued in respect of a previous acquisition. There was no material difference between the fair value and book value of net assets acquired.

(£ million)
Intangible assets — acquisition intangibles	2
Retirement benefit obligation	(1)

Assets	1
Goodwill	14

Cost of acquisition	15

Discharged by:
Cash	6
Deferred consideration	9

15

In addition to the cash consideration of £6m deferred consideration of £8m in respect of previous year’s acquisitions was paid in the year.

2004

On 16 March 2004, the Group acquired 100% of the issued share capital of Midland Medical Technologies (“MMT”) for a net cost of £78m in cash and loan notes. Its assets are included in the Group’s balance sheet at fair value at the date of acquisition as follows:

	Net book value	Fair value adjustments	Fair value to Group
	(£ million)
Property, plant and equipment	2	–	2
Intangible assets — acquisition intangibles	–	36	36
Inventory	5	–	5
Trade receivables	3	–	3
Trade payables	(6)	–	(6)
Deferred taxation	–	(11)	(11)

Net assets	4	25	29

Goodwill on acquisition			49

Cost of acquisition			78

Discharged by:
Cash			17
Cash acquired in MMT			(2)
Costs associated with acquisition			4

			19
Loan Notes issued			50
Contingent consideration			9

			78

The fair value adjustments reflect the adoption of Group accounting policies and recognition of intangible assets.

Consideration includes a contingent sum dependent on the date on which certain regulatory approvals are received. The value of goodwill has been determined including contingent consideration, payment of which is considered probable.

Management believes that goodwill represents value to the Group for which recognition as a discrete intangible asset is not permitted. The majority of the value was assessed to consist of synergy benefits expected to be achieved by bringing a leading technology to market through the Group’s worldwide distribution network.

31.	Acquisitions — (continued)

In 2004 MMT contributed £16m to revenue and £3m to attributable profit for the year and generated a net operating cash inflow of nil after capital expenditure of £1m. Including acquired distributors MMT contributed £20m to Group revenue. Had the acquisition occurred at the beginning of the year the revenue of the combined Group would have been £1,253m and attributable profit for the year would have been £138m.

The impact of other acquisitions, including the MMT distribution business in Australia, is set out below. There was no material difference between the fair value and book value of net assets acquired.

(£ million)
Property, plant and equipment	1
Intangible assets — acquisition intangibles	9
Intangible assets — other	3
Inventories	1

Assets acquired	14
Goodwill	8

Cost of acquisition	22

Discharged by:
Cash	14
Deferred consideration	8

22

In addition to the cash consideration of £14m deferred consideration of £2m in respect of previous year’s acquisitions was paid in the year.

2003

There were no acquisitions in 2003. Deferred consideration paid in respect of previous year’s acquisitions was £4m.

32.	Financial Commitments

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to £4m (2004 — £4m, 2003 — £3m).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., amounts of up to £4m (2004 — £4m, 2003 — £4m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £12m (2004 — £18m, 2003 — £25m) contingent on achievement of sales milestones.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2005	2004	2003
	(£ million)
Land and buildings:
Within one year	10	10	9
After one and within two years	8	7	7
After two and within three years	7	6	6
After three and within four years	6	6	6
After four and within five years	6	6	6
After five years	20	25	27

	57	60	61

Other assets:
Within one year	10	10	10
After one and within two years	8	6	6
After two and within three years	3	2	1
After three and within four years	1	–	–

	22	18	17

32.	Financial Commitments — (continued)

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2005	2004	2003
	(£ million)
Land and buildings:
Within one year	1	1	1
After one and within two years	1	1	1
After two and within three years	1	1	1
After three and within four years	1	1	1
After four and within five years	1	1	1
After five years	11	10	12

Total minimum lease payments	16	15	17
Discounted by imputed interest	(6)	(6)	(7)

Present value of minimum lease payments	10	9	10

Other assets:
Total minimum lease payments (due within one year)	–	1	1
Less: imputed interest	–	–	–

Present value of minimum lease payments (due within one year)	–	1	1

Present value of minimum lease payments for land and buildings can be split out as: £1m (2004 — £1m, 2003 — £1m) due within one year, £3m (2004 — £3m, 2003 — £3m) within two to five years and £6m (2004 — £5m, 2003 — £6m) due after five years.

33.	Contingent Liabilities

The Group is party to legal proceedings in the normal course of business. Other than as set out below the Group considers that these will not result in any material adverse effect on the Group’s results of operations or financial position.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001. As at 31 December 2005 955 implants required revision surgery as a result of some patients not achieving adequate fixation and settlements had been agreed with patients in respect of 771 of these revisions. A provision of £80m was established in 2004 for the estimated cost of settling patient claims. Translational exchange rate movements in 2005 increased this liability to £90m.

The total amount paid out in settlements, legal costs and associated expenses was £78m of which £32m was recovered from the insurer who provided the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of £46m is due from three insurers who have declined coverage in respect of the balance of the first excess layer and the second excess layer.

Of the £90m provision, £44m remains available to cover the estimated cost of settling pending and future claims by patients assuming that insurance cover continues to be declined. The key variables in assessing the adequacy of the provision are the number of revisions likely to arise in the next four years and the average cost of settling patient claims for those revisions. Whilst management’s estimate of the most probable total cost is $154m (equivalent to £90m at year end exchange rates), it is possible that the eventual outcome may be different. Based on independent statistical projections of revisions through to the end of 2009 the range of possible costs is $133m to $194m (equivalent to £77m to £113m at year end exchange rates).

The Group’s assessment of the impact of these revisions and related matters constitute forward looking statements that are subject to uncertainties, including uncertainties relating to the outcome of settlements as compared to the assumptions made in estimating claim amounts. Smith & Nephew cannot provide assurance that these estimates will prove correct. Depending on the number and average cost of future settlements, costs may be greater or less than the amount provided.

34.	Retirement Benefit Obligation

The Group’s retirement benefit obligation comprises:

	2005	2004	2003
		(£ million)
Funded Plans:
UK Plan	32	65	61
US Plan	52	60	61
Other Plans	2	5	4

	86	130	126
Unfunded Plans:
Other Plans	10	5	5
Retirement Healthcare	15	12	10

	111	147	141

The Group sponsors pension plans for its employees in most of the countries in which it has major operating companies. Pension plans are established under the laws of the relevant country. Funded plans are funded by the payment of contributions to, and the assets held by, separate trust funds or insurance companies. In those countries where there is no company-sponsored pension plan, state benefits are considered adequate. Employees’ retirement benefits are the subject of regular management review. For many years, the Group’s major pension plans in the UK and US were of the defined benefit type. These were closed to new employees in 2003 and replaced by defined contribution plans.

Defined benefit plans provide employees with an entitlement to retirement benefits varying between 1.3% and 66.7% of final salary on attainment of a retirement age of 65. The level of entitlement is dependent on the years of service of the employee.

The present value of the defined benefit obligation, the related current service cost and past service cost are measured using the projected unit method. Under the projected unit method, the current service cost will increase as the members of the defined benefit plans approach retirement. The principal actuarial assumptions used by the independent qualified actuaries in valuing the major plans in the United Kingdom (“UK Plan”), the United States (“US Plan”) and all other plans (“Other Plans”) including a breakdown of the pension costs charged to income are as follows:

Actuarial assumptions:

	2005	2004	2003
		(% per annum)
UK Plan:
Discount rate	4.8	5.3	5.4
Expected return on plan assets (ii)	6.4	6.8	7.1
Expected rate of salary increases	4.8	4.9	4.8
Future pension increases	2.6	2.7	2.6
Life expectancy of male aged 60 (in years)	24.6	23.3	23.3

US Plan:
Discount rate	5.5	5.8	6.0
Expected return on plan assets (ii)	8.1	8.1	8.0
Expected rate of salary increases	5.0	5.0	5.0
Future pension increases	Nil	Nil	Nil
Life expectancy of male aged 60 (in years)	20.7	20.7	20.7

Other Plans:
Discount rate (i)	4.5	5.1	5.4
Expected return on plan assets (i) (ii)	5.5	6.6	6.7
Expected rate of salary increases (i)	4.0	4.3	4.3
Future pension increases (i)	2.4	2.4	2.4

(i)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.
(ii)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

34.	Retirement Benefit Obligation — (continued)

Pension costs:

	2005	2004	2003
	(£ million)
Current service cost — employer’s portion	16	14	13
Past service cost	1	–	–

	17	14	13
Interest cost	24	21	20
Expected return on assets in the plan	(22)	(19)	(16)

Net defined benefit pension costs	19	16	17
Net defined contribution pension costs	9	7	5

	28	23	22

Of the charge for the year, £1m (2004 — £1m, 2003 — £1 m) has been included in cost of goods sold and £25m (2004 — £20m, 2003 — £17m) has been included in selling, general and administrative expenses. The interest cost and expected return on plan assets are reported as other finance costs. Actuarial losses of £9m (2004 — £12m, 2003 — £22m) have been reported in the statement of recognised income and expense making the cumulative charge to date £43m (2004 — £34m, 2003 — £22m).

The contributions made in the year in respect of defined benefit plans were: UK Plan £42m (2004 — £8m, 2003 — £8m); US Plan £28m (2004 — £9m, 2003 — £10m); and Other Plans £5m (2004 — £2m, 2003 — £2m). For 2006, the agreed contribution rates to the UK defined benefit pension plan are 12.5% of pensionable earnings plus supplementary payments of £18m over the next three years. Payments to the US defined benefit pension plan in 2006 are estimated to be £15m. £2m is estimated to be paid to the other funded defined benefit plans.

The Group operates a cash matching policy in the UK to ensure that, together with contributions, there are sufficient cash assets to meet benefit payments over the next ten years, with the remainder of the assets invested in longer term investments such as equities, and the discount rate for funding purposes reflects this. In the US, the membership demographics do not warrant a cash matching basis at present and the discount rate for funding purposes anticipates an asset portfolio mix appropriate to future membership demographics. Accordingly the discount rates of the UK and US plans for funding purposes are higher than that for corporate bonds and the estimated deficit of the defined benefit plans for funding purposes, including the other plans, at 31 December 2005 was £56m.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2005, contributions of nil (2004 — nil, 2003 — nil) due in respect of the current reporting period had not been paid over to the schemes.

34.	Retirement Benefit Obligation — (continued)

The amount included in the balance sheet arising from the Group’s obligations in respect of its funded defined retirement benefit plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)	(%)	(£ million)
31 December 2005
Equities	7.0	219	8.7	90	6.7	8
Bonds	4.0	44	6.4	23	4.2	8
Property	5.5	13	–	–	5.0	–
Other	4.0	8	4.2	1	2.0	–

Market value of assets		284		114		16
Present value of defined benefit obligations		(316)		(166)		(18)

Deficit: non-current liability recognised in the balance sheet		(32)		(52)		(2)

31 December 2004
Equities	7.5	157	9.0	56	7.3	9
Bonds	4.5	36	6.3	16	5.2	5
Property	6.0	11	–	–	5.0	–
Other	4.9	8	3.8	–	5.2	1

Market value of assets		212		72		15
Present value of defined benefit obligations		(277)		(132)		(20)

Deficit: non-current liability recognised in the balance sheet		(65)		(60)		(5)

31 December 2003
Equities	7.8	143	9.0	48	7.5	7
Bonds	4.8	32	6.1	13	5.5	5
Property	6.6	10	–	–	5.0	–
Other	5.1	7	3.7	2	5.1	1

Market value of assets		192		63		13
Present value of defined benefit obligations		(253)		(124)		(17)

Deficit: non-current liability recognised in the balance sheet		(61)		(61)		(4)

34.	Retirement Benefit Obligation — (continued)

The following table sets out the Company’s pension plan asset allocations in the funded UK, US and Other Plans for the last three years, together with the target allocations for 2006:

	Target Allocation	Percentage of Plan Assets at 31 December
	2006	2005	2004	2003
	(%)
UK Plan
Asset Category:
Equity securities	60 – 80	77	74	75
Debt securities	15 – 25	15	17	17
Property	0 – 8	5	5	5
Other	0 – 5	3	4	3

Total		100	100	100

US Plan
Asset Category:
Equity securities	68 – 80	79	78	76
Debt securities	20 – 26	20	22	21
Other	0 – 5	1	–	3

Total		100	100	100

Other Plans
Asset Category:
Equity securities	40 – 70	50	59	57
Debt securities	20 – 60	48	36	38
Property	0 – 10	1	1	1
Other	0 – 10	1	4	4

Total		100	100	100

A reconciliation of the defined benefit obligations is shown in the following tables:

	2005	2004	2003
		(£ million)
UK Plan
Defined benefit obligation at 1 January	277	253	221
Current service cost	7	6	7
Other finance cost	15	13	12
Actuarial losses	26	12	21
Plan participant contributions	3	4	3
Benefits paid	(12)	(11)	(11)

Defined benefit obligation at 31 December	316	277	253

US Plan
Defined benefit obligation at 1 January	132	124	105
Current service cost	6	6	5
Other finance cost	8	7	7
Actuarial losses	6	6	23
Benefits paid	(3)	(3)	(3)
Exchange adjustment	17	(8)	(13)

Defined benefit obligation at 31 December	166	132	124

34.	Retirement Benefit Obligation — (continued)

	2005	2004	2003
		(£ million)
Other Funded Plans
Defined benefit obligation at 1 January	20	17	15
Current service cost	1	1	1
Past service cost	1	–	–
Other finance cost	1	1	1
Actuarial losses	1	1	1
Benefits paid	(7)	–	(1)
Exchange adjustment	1	–	–

Defined benefit obligation at 31 December	18	20	17

Other Unfunded Plans
Defined benefit obligation at 1 January	5	5	4
Current service cost	2	1	–
Actuarial losses	2	–	–
Exchange adjustment	1	(1)	1

Defined benefit obligation at 31 December	10	5	5

A reconciliation of the fair value of plan assets is shown in the following tables:

UK Plan
Fair value of plan assets at 1 January	212	192	165
Expected return on plan assets	14	14	11
Actuarial gains	25	5	16
Plan participant contributions	3	4	3
Company contributions	42	8	8
Benefits paid	(12)	(11)	(11)

Fair value of plan assets at 31 December	284	212	192

US Plan
Fair value of plan assets at 1 January	72	63	51
Expected return on plan assets	7	5	4
Actuarial gains	–	2	7
Company contributions	28	9	10
Benefits paid	(3)	(3)	(3)
Exchange adjustment	10	(4)	(6)

Fair value of plan assets at 31 December	114	72	63

Other Funded Plans
Fair value of plan assets at 1 January	15	13	10
Expected return on plan assets	1	–	1
Actuarial gains	1	–	–
Company contributions	5	2	2
Benefits paid	(7)	–	(1)
Exchange adjustment	1	–	1

Fair value of plan assets at 31 December	16	15	13

The combined actual return on plan assets was £48m (2004 — £26m, 2003 — £39m) compared with the combined expected return of £22m (2004 — £19m, 2003 — £16m).

34.	Retirement Benefit Obligation — (continued)

The history of experience adjustments is as follows:

	Present value of defined benefit obligations	Fair value of plan assets	Deficit in plan	Experience adjustments on plan liabilities		Experience adjustments on plan assets
				Amount — gain/ (loss)	Percentage of plan liabilities	Amount — gain	Percentage of plan assets
	(£ million)	(£ million)	(£ million)	(£ million)	(%)	(£ million)	(%)
31 December 2005:
UK Plan	(316)	284	(32)	3	1	25	9
US Plan	(166)	114	(52)	1	1	–	–
Other Funded Plans	(18)	16	(2)	–	–	1	7
Other Unfunded Plans	(10)	–	(10)	1	5	–	–
31 December 2004:
UK Plan	(277)	212	(65)	(2)	1	5	3
US Plan	(132)	72	(60)	–	–	2	3
Other Funded Plans	(20)	15	(5)	–	–	–	–
Other Unfunded Plans	(5)	–	(5)	–	–	–	–
31 December 2003:
UK Plan	(253)	192	(61)	–	–	16	8
US Plan	(124)	63	(61)	(2)	1	7	11
Other Funded Plans	(17)	13	(4)	–	–	–	–
Other Unfunded Plans	(5)	–	(5)	–	–	–	–

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was £1m (2004 — £1m, 2003 — £1m). The amount receivable at 31 December 2005 was nil (2004 — nil, 2003 — nil).

Retirement Healthcare

The Group has various obligations for the provision of retirement healthcare to employees. A reconciliation of the obligation is as follows:

	2005	2004	2003
		(£ million)
At 31 January	12	10	11
Exchange adjustment	1	–	(1)
Charge to Income Statement	1	1	1
Benefits paid	–	(1)	(1)
Actuarial losses	1	2	–

At 31 December	15	12	10

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2005		2004		2003
	UK	US	UK	US	UK	US
	(% per annum)
Interest rate	4.8	5.5	5.3	5.8	5.4	6.0
Medical cost inflation	6.2	8.5	6.3	7.0	6.4	7.5

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations of the UK or US plans in 2005, 2004 or 2003 by more than £1m.

The assumed retirement healthcare cost trend for 2006 and thereafter is expected to be approximately 1.5% above the discount rate.

35.	Smith & Nephew Employees’ Share Trust

	2005	2004	2003
	(£ million)
At 1 January	4	2	3
Shares acquired	–	4	1
Shares vested	(2)	(2)	(2)

At 31 December	2	4	2

The Smith & Nephew Employees’ Share Trust (the “Trust”) was established to hold shares relating to the Long-Term Incentive Plan referred to in the “Remuneration Report”. Holdings of the Parent Company’s Own Shares in respect of the Trust are disclosed in Note 28. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Parent Company. The costs of the Trust are charged to the income statement as they accrue. A dividend waiver is in place in respect of those shares held under the Long-Term Incentive Plan that are yet to vest. The waiver represents less than 1% of the total dividends paid.

At 31 December 2005, the Trust held 1.5m (2004 — 1.9m, 2003 — 1.6m) Ordinary Shares at an aggregate cost of £7m (2004 — £8m, 2003 — £6m). 1.1m shares (2004 — 1.1m, 2003 — 1.1m), with an original cost of £5m (2004 — £4m, 2003 — £4m), have vested and are held under option for the benefit of directors and employees. 0.4m shares, at an aggregate cost of £2m, are included within equity on the Group balance sheet and shareholders’ funds on the Parent balance sheet. The market value of these shares at 31 December 2005 was £2m (2004 — £4m, 2003 — £2m).

36.	Related Party Transactions

Trading Transactions

In the course of normal operations, the Group traded on an arm’s-length basis with its joint venture BSN Medical from 1 April 2001 and, until 12 September 2003, its associated undertaking AbilityOne. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	With BSN Medical	With BSN Medical	With BSN Medical	With AbilityOne
	2005	2004	2003	2003
		(£ million)
Sales to the joint venture/associate	–	1	1	–
Agency fees received	14	14	18	–
Management charges received	1	1	1	–
Purchases from the joint venture/associate	11	11	12	3
(Loss)/profit made by the joint venture on purchases	(1)	(1)	–	–

Key Management Personnel

The remuneration of GEC members and directors (including non-executive directors) during the year is summarised below:

	2005	2004	2003
	(£ million)
Short-term employee benefits	5	4	5
Share-based payment	2	1	–
Pension and post employment benefit entitlements	1	–	–

	8	5	5

Information concerning directors’ and senior management emoluments, pension entitlements, shareholdings and share options is shown in the “Remuneration Report”.

37.	Information About the Nature and Cost of Services Provided by Auditors

	2005	2004	2003
	(£ million)
Audit services:
Group accounts	1.2	1.1	1.0
Local statutory audit	0.5	0.4	0.3

Statutory audit	1.7	1.5	1.3
Audit-related regulatory reporting	0.2	0.2	0.1

	1.9	1.7	1.4

Further assurance services	0.3	0.5	1.9

Tax services:
Compliance services	0.2	0.2	0.2
Advisory services	0.8	0.8	2.5

	1.0	1.0	2.7

Total non-audit services	1.3	1.5	4.6

Total auditors’ remuneration	3.2	3.2	6.0

Arising:
In the UK	1.7	1.6	4.5
Outside the UK	1.5	1.6	1.5

	3.2	3.2	6.0

Relating to capital transactions (included above)	–	0.2	–

Audit fees incurred by Group pension schemes (not included above)	0.1	0.1	0.1

In 2003 £3.7m related to the unsuccessful public offers to purchase Centerpulse AG and InCentive Capital AG.

38.	New Accounting Standards

Under European regulation, from 2005 Smith & Nephew is required to publish its consolidated accounts under IFRS. This represents a fundamental change in the accounting regime under which the Group reports results and the effects of this on the Group are detailed in Note 51.

New IFRS Accounting Standards

In August 2005 the IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which the Group will adopt in the financial year commencing 1 January 2007. The Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on the Group’s results of operations or financial position.

In August 2005 the IASB issued an amendment to IAS 1 ‘Presentation of Financial Statements’ which the Group will adopt in the financial year commencing 1 January 2006. The Group will disclose additional information about its objectives, policies and process for managing capital.

New Accounting Standards in the US

In November 2004, SFAS No. 151, ‘Inventory costs, an amendment of ARB No. 43, Chapter 4’ was issued. This Statement clarifies the accounting for abnormal amounts of idle facility expense and waste and prohibits such costs from being capitalised in inventory. In addition, this Statement requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. The Group will adopt SFAS No. 151 for the next financial year with effect from 1 January 2006. Management does not believe that this Statement will have a material effect on the Group’s financial statements.

On 16 December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004)(“Statement 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting

38.	New Accounting Standards — (continued)

for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in FASB Statement No. 123. However, Statement 123(R) requires all share-based payments to employees to be recognised in the income statement based on their fair values. Pro-forma disclosure and the intrinsic value method are no longer alternatives. Statement 123(R) also requires that the benefits of tax deductions in excess of recognised compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

The Group will adopt Statement 123(R) for the next financial year with effect from 1 January 2006. The Group already adopts the fair-value method of accounting for employee share options for US GAAP reporting purposes and does not anticipate that the adoption of statement 123(R) will have a material impact on its results of operations or financial position.

In May 2005 the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’, which replaces APB Opinion No. 20 and SFAS No. 3. The Statement establishes retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements. Error corrections must be applied in the same way as accounting changes. In conformity with the transition guidance in this Statement, the Group will adopt SFAS No. 154 for the next financial year with effect from 1 January 2006. The adoption of SFAS No. 154 is not expected to have a material effect on the Group’s results of operations or financial position.

In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’ was issued. The Interpretation clarifies that a legal obligation to perform an asset retirement activity is unconditional even though uncertainty may exist about the timing and the method of settlement. Accordingly the Group is required to recognise a liability for the fair value of such a conditional asset retirement obligation if that fair value can be reasonably estimated. The Group has adopted this Interpretation in the current financial year with effect from 1 January 2005 and has concluded that there is no material impact on the financial statements.

In June 2005, the FASB issued FASB Staff Position FAS 143-1 ‘Accounting for Electronic Equipment Waste Obligations’. This Staff Position concerns the recognition of liabilities resulting from the European Union’s Directive on Waste Electrical and Electronic Equipment (WEEE), which came into effect on 13 February 2003. The Directive stipulates who is responsible for the costs related to the environmentally sound disposal of waste of these types of goods. The Group adopted the Staff Position in the current year with effect from 1 January 2005 and in as far as historical waste is concerned, to which the guidance under FAS 143-1 ‘Asset Retirement Obligations’ is applied, this has had no material effect on the Group’s financial statements.

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US

The Group accounts are prepared in accordance with IFRS as adopted by the EU which differ in certain respects from US GAAP. Differences that existed between UK GAAP, which was used before IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 (Note 51) even though an IFRS accounting policy may be the same, or similar, to that applied under US GAAP. Those differences which have a significant effect on the Group’s profit for the financial year and equity are as follows:

Goodwill and Other Intangible Assets

Goodwill is not amortised but subject to annual impairment reviews whereas other intangible assets are capitalised and amortised over their useful lives. This is generally consistent with US GAAP, except that the goodwill balance recognised under IFRS at the transition date of 1 January 2003 is the balance recognised under UK GAAP adjusted for certain fair value adjustments. Intangible assets separately identified and amortised under US GAAP on acquisition prior to the transition date of 1 January 2003 were not separately identified under UK GAAP (and not restated on adoption of IFRS) but were included as part of goodwill. These differences will remain for the foreseeable future unless and until impairment charges are recorded or the disposal of related business occurs.

Under UK GAAP, since 1998, goodwill on acquisition was capitalised and amortised over a period not exceeding 20 years. Under IFRS from 1 January 2003 goodwill would not have been amortised but subject to

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

annual impairment reviews. Under US GAAP, prior to 2002 goodwill would have been capitalised and amortised over its expected useful life. Commencing 2002, goodwill would not be amortised and would be subject to annual impairment reviews.

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

Goodwill arising on the formation of the joint venture is not amortised but is subject to annual impairment reviews. Under US GAAP, prior to 2002 this goodwill would have been amortised. Commencing 2002, this goodwill would not be amortised. Under US GAAP, impairment of the investment in the joint venture would be assessed in accordance with Accounting Principles Board Opinion No. 18.

On 1 October 2005 the Group ceased to equity account for its interest in the joint venture following the announcement of the intention to sell this interest. It has also classified all results relating to this interest in the income statement as discontinued. Under US GAAP, the interest would not qualify as being discontinued and the Group would continue to equity account.

Retirement Benefits

Under IFRS, deficits on defined benefit plans are recognised on the balance sheet with actuarial gains and losses included directly in the statement of other recognised income and expense. Under US GAAP, actuarial gains and losses that exceed 10% of the greater of the obligation and assets are amortised over the average remaining service period of employees on a straight line basis. In addition, where the value of plan assets is below the value of the liabilities valued on an accumulated benefit obligation basis, a minimum pension liability is recognised through other comprehensive income.

Taxation

IFRS and US GAAP both provide for deferred taxation on a full provision basis. However, there are certain specific GAAP differences, for example, the recognition of deferred taxation on the share based payment charge (intrinsic value verses fair value). In addition, deferred taxation has been provided on accounting GAAP differences including intangibles and rolled over gains.

Derivative Instruments and Hedging Activities

As detailed in Note 51, under the transitional provisions of IFRS 1, comparative information for financial instruments is not restated for IFRS but retains its presentation as reported under previous UK GAAP. Reference to UK GAAP in the following policies refers to the accounting presentation for the 2003 and 2004 comparator years.

Under IFRS, on adoption of IAS 39 on 1 January 2005 derivative financial instruments were recorded at fair value with the gain or loss taken directly to equity and later recognised in the income statement in the same period as the hedged item. Under US GAAP, the derivative financial instruments were already at fair value with the gain/loss having gone through the income statement in prior years.

Gains and losses taken directly to equity under IFRS on adoption of IAS 39 were recognised in the income statement in 2005. Under US GAAP, these gains and losses had gone through the income statement in prior years which results in a GAAP difference in the 2005 income statement in respect of these amounts.

No further differences arose on the accounting for derivative financial instruments during 2005 or on remeasurement to fair value at the balance sheet date.

Under UK GAAP, derivative instruments in respect of anticipated future transactions, interest rate risks and intragroup equity investments are accounted for as hedges. Differences to US GAAP arose, in 2003 and 2004, as US GAAP requires all derivative instruments (including those embedded in other contracts) to be

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

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

Forward Foreign Exchange Contracts

In 2003 and 2004 forward foreign exchange contracts in respect of anticipated future transactions were treated as hedges under UK GAAP and not marked to market. Gains and losses thereon were recognised only when the exposure that was being hedged was itself recognised. Under US GAAP, such contracts would have been valued using the forward rates at the balance sheet date and the gains and losses which did not qualify as hedges included in profit for the financial year. On maturity of the contract the gain/loss not recognised to date would have been recognised in profit for the financial year.

Interest Rate Swaps

In 2003 and 2004 interest rate swaps used to fix interest rates on the Group’s major exposures were treated as hedges under UK GAAP and not marked to market. Gains and losses thereon were recognised only when the exposure that was being hedged was itself recognised. Under US GAAP, these swaps would not have been treated as hedges, as the requirements to qualify were not met and gains and losses on valuing such contracts at the balance sheet date would have been included in profit for the financial year.

Currency Swaps

Currency swaps are used to hedge intra Group equity investments. Realised and unrealised gains/losses are not recognised in profit for the year but are recorded as movements in equity. In 2004 and 2003 due to the more prescriptive documentary requirements under US GAAP compared to UK GAAP these swaps would not have qualified to be treated as hedges and the gains and losses recorded as movements in equity under UK GAAP would have been included in the profit for the financial year under US GAAP.

Acquired In-Process Research and Development

Acquired in-process research and development is capitalised as an intangible asset during the development phase. Once the associated output is available for use the intangible asset is amortised over its useful economic life. Under US GAAP, acquired in-process research and development would be charged to the income statement on the date of acquisition.

Capitalised Interest

The Group does not capitalise interest incurred in financing fixed asset additions. Under US GAAP, interest incurred as part of the cost of constructing fixed assets under long-term projects is capitalised and amortised over the life of the asset.

Stock Based Compensation

The Group values its stock based compensation schemes at fair value using both binomial and Black-Scholes models. Under US GAAP, the LTIP is valued on an intrinsic value basis. Also under US GAAP, the amount of tax deductions for stock based compensation recognised in the income statement is limited to the related FAS 123 charge, the balance is taken directly to equity.

Discontinued Operations

Results of discontinued operations include the trading results of associated undertakings up to their disposal. Under US GAAP, these are reported in equity in earnings in associated undertakings and are not considered discontinued.

Factoring of Debts

Trade debtors excludes those covered by any factoring agreements as substantially all the risks and rewards of ownership have been transferred to the factor. Under US GAAP, the factored debts are included within trade debtors and the proceeds received included in borrowings.

Provisions

Provisions are made for restructuring and rationalisation expenses expected to be incurred once management is committed to a detailed formal plan and has raised a valid expectation in those affected that

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

it will carry out the plan. Under US GAAP, costs associated with exit or disposal activities are provided when incurred (except for one-time termination benefits that are recognised over the remaining future service period).

Where an operating lease is considered onerous, a provision for the present value of net future lease obligations is made at that point. Under US GAAP, a liability for such a lease is only provided when the entity ceases using the right conveyed by the lease.

Staff Costs

An accrual for employers liability for payroll taxes is made at the date when share options are granted. This is adjusted annually for movements in the value of the options. Under US GAAP, an employers liability for payroll taxes is recognised only on the exercise of the share options.

Effect of Differences

The effect of the adjustments to attributable profit for the year and to equity that would be required if US GAAP were to be applied instead of IFRS is summarised as follows. The condensed consolidated income presented below reflects the adjustments to attributable profit for the year.

	2005	2004	2003
	(£ million)
Profit for the Financial Year
Attributable profit for the year as reported under IFRS	187	138	172
Adjustments:
Amortisation of other intangible assets	(9)	(9)	(10)
Impairment of intangible assets (see page 128)	(25)	–	–
Goodwill fair value adjustments on consolidation	–	–	(3)
Pension expense	(10)	(9)	(8)
Stock based compensation	(1)	(2)	(1)
Staff costs	1	1	–
Unrecognised forward foreign exchange gains/(losses)	7	(1)	–
Unrecognised (losses)/gains on interest rate swaps	(2)	8	3
Reclassification of gains on net investment hedging	–	18	16
Acquired in-process research and development	–	(4)	–
Restructuring and rationalisation expenses	17	–	–
Current taxation — on adjustments	–	(1)	(2)
Deferred taxation — on adjustments	(5)	(1)	–
Deferred taxation — methodology	13	5	13

Profit for the financial year as adjusted to accord with US GAAP	173	143	180

Condensed Consolidated Income Statement
Net sales	1,407	1,249	1,179
Cost of goods sold	(366)	(336)	(350)
Selling, general, administrative and research and development expenses	(824)	(754)	(637)
Interest and finance cost expense net	1	10	(6)

Income before income tax expense and equity in earnings of associated companies	218	169	186
Income tax expense	(62)	(42)	(45)
Equity in earnings of associated companies	17	16	16

Income from continuing operations	173	143	157
Discontinued operations: Gain on sale net of tax of nil (2004 — nil, 2003 — £16m)	–	–	23

Net income	173	143	180

(i)	The estimated amortisation of intangible assets as at 31 December 2005 for the next five years under US GAAP is as follows: 2006 — £16m, 2007 — £14m, 2008 — £11m, 2009 — £10m and 2010 — £7m.
(ii)	Capitalised interest in 2005, 2004 and 2003 was nil.

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

		2005	2004	2003
		(pence)
Basic earnings as so adjusted for US GAAP — Per Ordinary Share:
Continuing operations		18.4p	15.2p	16.8p
Discontinued operations		–	–	2.5p

Total		18.4p	15.2p	19.3p

Diluted earnings as so adjusted for US GAAP — Per Ordinary Share:
Continuing operations		18.4p	15.1p	16.7p
Discontinued operations		–	–	2.5p

Total		18.4p	15.1p	19.2p

Basic earnings as so adjusted for US GAAP — Per ADS:
Continuing operations		92p	76p	84p
Discontinued operations		–	–	13p

Total		92p	76p	97p

Diluted earnings as so adjusted for US GAAP — Per ADS:
Continuing operations		92p	75p	84p
Discontinued operations		–	–	12p

Total		92p	75p	96p

Comprehensive Income The consolidated statement of comprehensive income under US GAAP is as follows:
		2005	2004	2003
		(£ million)
Profit for the financial year as adjusted to accord with US GAAP		173	143	180
Other comprehensive income:
Minimum pension liability		–	3	(5)
Tax on minimum pension liability		–	(1)	2
Gains on cash flow hedges		4	–	–
Tax on cash flow hedges		(1)	–	–
Other comprehensive income (net of related tax of nil):
Translation adjustment arising on consolidation		20	(20)	(23)

Comprehensive income		196	125	154

Movements in other comprehensive income amounts (net of related tax) are as follows:
	Gains on Cash Flow Hedges	Minimum Pension Liability	Currency translation differences	Total
	(£ million)
At 1 January 2003	–	(47)	(65)	(112)
Movement in the year	–	(3)	(23)	(26)

At 31 December 2003	–	(50)	(88)	(138)
Movement in the year	–	2	(20)	(18)

At 31 December 2004	–	(48)	(108)	(156)
Movement in the year	3	–	20	23

At 31 December 2005	3	(48)	(88)	(133)

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Equity

	2005	2004	2003
	(£ million)
Equity as reported in the Group balance sheet under IFRS	863	702	610
Adjustments:
Goodwill	14	21	31
Other intangible fixed assets
Cost	200	178	199
Amortisation and impairment	(150)	(103)	(104)

	50	75	95
Investment in joint venture
Cost	(38)	(38)	(38)
Amortisation	(1)	(1)	(1)

	(39)	(39)	(39)

Fixed assets (cost)	1	1	1
Trade and other receivables: pension assets	–	2	2
Trade and other receivables: non-returnable proceeds received from debt factor	18	19	20
Current asset derivatives	–	4	3

	44	83	113

Retirement benefit obligation	53	47	37
Trade and other payables: acquisition consideration	11	–	–
Trade and other payables: staff costs	2	1	–
Other payables due after one year: acquisition consideration	6	9	–
Bank overdrafts and loans due within one year: non-returnable proceeds received from debt factor	(18)	(19)	(20)
Provisions — due within one year	8	–	–
Provisions — due after one year	9	–	–
Current liabilities derivatives	–	(9)	(15)

	71	29	2

Deferred taxation — on adjustments	(23)	(14)	(7)
Deferred taxation — methodology	(8)	(18)	(27)

Equity as adjusted to accord with US GAAP	947	782	691

Reconciliation of Changes in Equity Under US GAAP

	2005	2004	2003
	(£ million)
Profit for the financial year under US GAAP	173	143	180
Dividends paid	(50)	(47)	(45)
Currency translation	20	(20)	(23)
Issue of shares	11	8	9
Stock based compensation recognised in the income statement	8	8	7
Taxation on stock based compensation	–	1	2
Gains on cash flow hedges	3	–	–
Cost of shares purchased	–	(4)	(1)
Minimum pension liability	–	2	(3)

Net addition to equity	165	91	126
Opening equity	782	691	565

Closing equity	947	782	691

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Consolidated Statement of Cash Flows

The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments. Under IFRS, similar to US GAAP, cash flows are presented for operating activities, investing activity and financing activities. However, the allocation of dividends received from the joint venture within these categories is different as under IFRS this would be an investing activity and under US GAAP this would be an operating activity.

Cash and cash equivalents reported for IFRS represent cash at bank and in hand net of bank overdrafts. That reported under US GAAP represents cash at bank and in hand only.

The categories of cash flow activity under US GAAP are summarised as follows:

	2005	2004	2003
	(£ million)
Cash flows from operating activities	161	208	166
Cash flows from investing activities	(124)	(186)	(24)
Cash flows from financing activities	17	(15)	(139)

Increase in cash and cash equivalents	54	7	3
Exchange adjustments	1	–	–
Cash and cash equivalents at beginning of year	33	26	23

Cash and cash equivalents at end of year	88	33	26

Additional Information in Respect of Earnings Per Share

The following table sets out the computation of basic and diluted earnings per Ordinary Share under US GAAP:

	2005	2004	2003
	(£ million)
Numerator:
Profit for the financial year as adjusted to accord with US GAAP	173	143	180

Numerator for diluted earnings per Ordinary Share	173	143	180

	2005	2004	2003
	(Shares million)
Denominator:
Denominator for basic earnings per Ordinary Share	938	935	930
Effect of dilutive securities: share option schemes	4	7	6

Denominator for diluted earnings per Ordinary Share	942	942	936

Basic earnings per Ordinary Share from continuing operations	18.4p	15.2p	16.8p
Basic earnings per Ordinary Share from discontinued operations	–	–	2.5p
Diluted earnings per Ordinary Share from continuing operations	18.4p	15.1p	16.7p
Diluted earnings per Ordinary Share from discontinued operations	–	–	2.5p

Additional Information in Respect of Impairment

Intangible assets separately identified under US GAAP, consisting of intellectual property for bi-polar radio frequency technology which arose when the endoscopy business acquired ORATEC Interventions, Inc. in 2002, have been impaired by £25 million in 2005 as a result of revised sales and profit forecasts arising from the settlement of the Group’s patent dispute with ArthroCare Corp in September 2005. The impairment reduces the intangible assets to fair value, which was calculated by discounting projected cash flows over the remaining useful life of the intellectual property using the Group’s weighted average cost of capital. The impairment loss is included within selling, general, administrative and research and development expenses in the condensed consolidated income statement.

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Additional Information in Respect of Deferred Taxation

The analysis of the deferred taxation (liability)/asset required by US GAAP is summarised as follows:

	2005	2004	2003
	(£ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	(45)	(41)	(39)
Other temporary differences	(36)	(71)	(68)

	(81)	(112)	(107)
Deferred taxation assets:
Taxation effect of losses carried forward	2	4	5
Other temporary differences	93	103	73

	95	107	78

	14	(5)	(29)

Of which:
Current	(2)	50	22
Non-current	16	(55)	(51)

	14	(5)	(29)

The losses carried forward of £7m expire between 2007 and 2019 of which £1m expires between 2007 and 2010.

Additional Information in Respect of the Group’s Two Principal Defined Benefit Pension Plans

The two principal defined benefit pension plans are those in the UK and the US. The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	2005	2004	2003
	(£ million)
Service cost	13	12	11
Interest cost	23	22	20
Expected return on plan assets	(22)	(20)	(16)
Amortisation of prior service cost	1	1	1
Amortisation of net actuarial loss/(gain)	7	7	7

Net periodic pension cost	22	22	23

The major assumptions used in computing the pension cost under US GAAP for the two principal plans are:

	2005	2004	2003
		(%)
UK:
Expected long-term rate of return on plan assets for net benefit costs	6.8	7.1	6.9
Discount rate for net benefit costs	5.3	5.4	5.6
Discount rate for year end benefit obligations	4.8	5.3	5.4
Expected long-term rate of earnings increases for net benefit costs	4.9	4.8	4.3
Expected long-term rate of earnings increases for year end benefit obligations	4.8	4.9	4.8
US:
Expected long-term rate of return on plan assets for net benefit costs	8.8	8.8	8.8
Discount rate for net benefit costs	5.8	6.0	7.0
Discount rate for year end benefit obligations	5.5	5.8	6.0
Expected long-term rate of earnings increases for net benefit costs	5.0	5.0	5.0
Expected long term rate of earnings increases for year end benefit obligations	5.0	5.0	5.0

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

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

The following table sets out the funded status and amounts that would be recognised under US GAAP in the balance sheet at 31 December 2005, 2004 and 2003 for the Group’s two principal plans:

	2005		2004		2003
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
			(£ million)
Fair value of plan assets	283	115	212	72	192	63
Projected benefit obligation	(327)	(166)	(287)	(132)	(265)	(124)

Projected benefit obligation in excess of plan assets	(44)	(51)	(75)	(60)	(73)	(61)
Unrecognised prior service cost	–	–	–	–	1	–
Unrecognised net loss	65	59	67	50	67	51

	21	8	(8)	(10)	(5)	(10)
Deficit on accumulated benefit obligation basis	(47)	(20)	(49)	(19)	(51)	(22)

Accrued pension cost	(26)	(12)	(57)	(29)	(56)	(32)

The following table sets out the accumulated benefit obligation and market value of assets for the Group’s two principal plans:

	2005		2004		2003
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
			(£ million)
Accumulated benefit obligation	(309)	(127)	(269)	(101)	(248)	(95)
Market value of assets	283	115	212	72	192	63

The measurement date for both Plans is 31 December.

In the UK plan, the assets principally comprise UK and other listed equities, bank deposits and UK Government index-linked stocks. The long-term investment strategy for the UK Plan is for sufficient index linked and fixed interest investments to be held to match in the medium term the excess of benefits over contributions. The balance of the UK Plan’s investments will be invested in equities and property unit trusts.

The UK Plan is not permitted to have a direct shareholding in Smith & Nephew plc or associated companies.

In the US plan, the assets principally comprise US equities, other listed equities and fixed income securities. The long-term investment strategy for the US Plan is a long-term rate of return on assets that is at least 5% to 6% greater than the rate of inflation as measured by the Consumer Price Index. This target rate of return for the Plan is based upon the assumption that future real rates of return will be close to the historical long run rates of return experienced for each asset class. Market performance varies and a real rate of return of between 5% and 6% may not be achievable during some periods.

The US Plan is not permitted to have a direct shareholding in Smith & Nephew plc or associated companies.

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

A reconciliation of the projected benefit obligation and the fair value of plan assets is shown in the following tables:

	2005		2004		2003
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
			(£ million)
Projected benefit obligation at 1 January	287	132	265	124	232	105
Service cost	7	6	6	6	6	5
Interest cost	15	8	15	7	13	7
Plan participant contributions	3	–	3	–	3	–
Actuarial loss	27	6	9	6	22	23
Benefits and expenses paid	(12)	(3)	(11)	(3)	(11)	(3)
Exchange adjustment	–	17	–	(8)	–	(13)

Projected benefit obligation at 31 December	327	166	287	132	265	124

Fair value of plan assets at 1 January	212	72	192	63	164	51
Actual return on assets	39	7	19	7	28	12
Company contributions	41	28	9	9	8	10
Plan participant contributions	3	–	3	–	3	–
Benefits and expenses paid	(12)	(3)	(11)	(3)	(11)	(3)
Exchange adjustment	–	11	–	(4)	–	(7)

Fair value of plan assets at 31 December	283	115	212	72	192	63

The following table sets out the benefit payments used in the calculation of the expected benefit obligation:

	United Kingdom	United States
	£ million
Actual Payments
2003	11	3
2004	11	3
2005	12	3

Expected Future Payments
2006	13	3
2007	13	4
2008	14	4
2009	15	4
2010	15	5
2011 — 2015	90	34

The employer’s best estimate of contributions (which are not contractual obligations) expected to be paid in 2006 are 12.5% of pensionable earnings plus supplementary payments of £18m over the next three years. Payments to the US defined pension plan in 2006 are expected to be £15m.

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Additional information in respect of the Group’s healthcare benefits after retirement in the UK and the US

The movement in the accumulated retirement benefit obligation under the Group’s retirement healthcare schemes is as follows:

	2005		2004		2003
	UK	US	UK	US	UK	US
			(£ million)
At 1 January	4	7	4	6	4	7
Service cost	–	–	–	–	–	–
Interest cost	–	1	–	–	–	–
Benefits paid	–	(1)	–	–	–	–
Actuarial loss	–	1	–	1	–	–
Exchange adjustments	–	1	–	–	–	(1)

At 31 December	4	9	4	7	4	6

	2005		2004		2003
	UK	US	UK	US	UK	US
			(£ million)
Accumulated benefit obligation	4	9	4	7	4	6
Unrecognised net loss	–	(3)	–	(2)	–	(1)

Accrued healthcare cost	4	6	4	5	4	5

Additional Information Regarding Investment in Joint Venture

	2005	2004	2003
	(£ million)
Investment in joint venture at 1 January	82	82	75
Retained profit for the year (i)	3	2	6
Exchange adjustments	3	(2)	1

Investment in joint venture at 31 December	88	82	82

(i)	Includes revenue for the year of £175m (2004 — £166m, 2003 — £164m).

The investment in joint venture is represented by:

	2005	2004	2003
	(£ million)
Assets:
Long-term	44	41	28
Current	75	72	76

	119	113	104
Liabilities:
Long-term	(4)	(5)	(5)
Current	(59)	(57)	(49)

	(63)	(62)	(54)

Net assets	56	51	50
Goodwill	32	31	32

	88	82	82

39.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Additional Information Regarding Goodwill

Goodwill by business segment is as follows:

	2005	2004	2003
	(£ million)
Orthopaedics	95	88	51
Endoscopy	129	115	123
Advanced Wound Management	129	123	117

	353	326	291

(i)	Acquisitions in 2005 were £7m (2004 — £46m, 2003 — nil). These can be allocated as follows: 2005 — £4m orthopaedics and £3m advanced wound management (2004 — £38m orthopaedics and £8m advanced wound management).

Additional Information Regarding Provisions for Bad and Doubtful Debts

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Deductions (i)	Balance at end of year
			(£ million)
Year ended 31 December 2005	20	31	4	(1)	54
Year ended 31 December 2004	7	15	–	(2)	20
Year ended 31 December 2003	7	1	–	(1)	7

(i)	Represents the excess of amounts written off over recoveries.

PA RENT COMPANY AUDITORS’ REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Parent company accounts of Smith & Nephew plc for the year ended 31 December 2005 which comprise the balance sheet and the related Notes 40 to 50. These Parent company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the Group accounts of Smith & Nephew plc for the year ended 31 December 2005.

The report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken, so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report, the Remuneration Report and the Parent company accounts in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Director’s Responsibilities.

Our responsibility is to audit the Parent company accounts and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to your our opinion as to whether the Parent company accounts give a true and fair view and whether the Parent company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the directors is not consistent with the Parent company accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited Parent company accounts. The other information comprises only the “Directors’ Responsibilities for the Accounts” the “Financial Summary”, the “Description of the Group” the “Operating and Financial Review”, the “Liquidity and Prospects”, the “Corporate Governance Statement” and the unaudited part of the “Remuneration Report”. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent company accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent company accounts and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Parent company accounts, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Parent company accounts and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Parent company accounts and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

•	the Parent company accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2005; and

•	the Parent company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP

Registered auditor

London, England

2 March 2006

PA RENT COMPANY BALANCE SHEET

	At 31 December
	2005	2004 (i)
	(£ million)
Fixed assets:
Tangible assets — (Note 41)	6	7
Investments — (Note 42)	338	2,377

	344	2,384

Current assets:
Debtors — (Note 43)	820	424
Cash and bank — (Note 44)	16	2

	836	426

Creditors: amounts falling due within one year:
Borrowings — (Note 44)	72	24
Other creditors — (Note 45)	98	2,152

	170	2,176

Net current assets/(liabilities)	666	(1,750)

Total assets less current liabilities	1,010	634
Creditors: amounts falling due after more than one year:
Borrowings — (Note 44)	113	144
Other creditors — (Note 45)	–	12
Retirement benefit obligation — (Note 47)	–	6

	113	162

	897	472

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note 25)	115	115
Share premium account — (Note 48)	170	159
Profit and loss account — (Note 48)	614	202
Own shares — (Note 28)	(2)	(4)

Shareholders’ funds	897	472

Approved by the Board on 2 March 2006.

Dudley Eustace Chairman Christopher O’Donnell Chief Executive Peter Hooley Finance Director

(i)	2004 has been restated for the adoption of FRS 17, FRS 20 and FRS 21 (see Note 48).

NOTES TO THE PARENT COMPANY ACCOUNTS

40.	Accounting Policies

The separate accounts of the parent company are presented as required by the Companies Act 1985. The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards including FRS 17: Retirement Benefits, FRS 20: Share Based Payment, FRS 21: Events After the Balance Sheet Date, FRS 25: Financial Instruments: Disclosures and Presentation and FRS 26 Financial Instruments: Measurement.

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

Foreign Currencies

Transactions in foreign currencies are initially recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are dealt with in arriving at profit before taxation.

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

Investments

Investments in subsidiaries are stated at cost less provision for impairment.

Financial Instruments

Until 31 December 2004 currency swaps to match foreign currency net assets with foreign currency liabilities were translated into Sterling at year-end exchange rates. Changes in the principal values of currency swaps were matched in the profit and loss account against changes in the values of the related assets. The fixed rate element of currency swaps and interest rate swaps transacted to protect interest costs and income were accounted for as hedges. Changes in the values of interest rate hedges were recognised against interest in the period relating to the hedge.

From 1 January 2005, derivative financial instruments are initially recorded at fair value and then for reporting purposes remeasured to fair value at subsequent balance sheet dates.

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into Sterling at year-end exchange rates and interest rates. Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

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

40.	Accounting Policies — (continued)

Share Based Payments

The parent company operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

Retirement Benefits

The parent company adopted FRS 17 at 1 January 2005 and restated prior year results for the effect. The full pension disclosures in Note 47 detail the impact that accounting for the pension obligation had on the Company. All employees were transferred to another UK group company in December 2005 and the company therefore ceased to be a participant in any of the Group’s pension plans. The assets and liabilities of the pension plans were transferred accordingly.

41.	Tangible Fixed Assets

(£ million)
Cost:
At 1 January and 31 December 2005	18

Depreciation:
At 1 January 2005	11
Charge for the year	1

At 31 December 2005	12

Net book amount at 31 December 2005	6

Net book amount at 31 December 2004	7

Tangible fixed assets comprise plant and equipment.

42.	Investments

(£ million)
At 1 January 2005	2,377
Additions	338
Disposals	(2,377)

At 31 December 2005	338

Investments represent holdings in subsidiary undertakings.

42.	Investments — (continued)

Principal Subsidiary Undertakings

The information provided below is given for principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T J Smith & Nephew Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew AG	Medical Devices	Switzerland

USA:
Smith & Nephew Inc	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc	Medical Devices	Canada
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

Principal Associated Undertakings, Joint Ventures and Other Arrangements

The Group owned 50% of BSN Medical GmbH & Co KG, a medical supplies company incorporated and located in Germany. In December 2005 the Group announced the sale of its interest in BSN Medical. The transaction was completed on 23 February 2006.

43.	Debtors

	2005	Restated (i) 2004
	(£ million)
Amounts falling due within one year:
Trade and other debtors	9	3
Amounts owed by subsidiary undertakings	766	365
Amounts owed by joint venture	1	1
Prepayments and accrued income	11	2
Current taxation	26	6
Debit balances on derivatives	6	21

	819	398
Amounts falling due after more than one year:
Deferred taxation	1	2
Debit balances on derivatives	–	24

	1	26

	820	424

(i)	2004 has been restated for the adoption of FRS 17 (see Note 48).

44.	Borrowings

	2005	2004
	(£ million)
Borrowings — Bank loans and overdrafts:
Due within one year or on demand	22	24
Due after one year	113	94
Loan Notes (due in 2006 so due within one year in 2005 and after one year in 2004)	50	50

	185	168
Cash and bank	(16)	(2)
Debit balances on derivatives	(6)	(45)
Credit balances on derivatives	17	15

Net debt	180	136

Parent company currency swaps mature in 2006 and are translated at year-end exchange rates. Gross Sterling equivalents of £530m (2004 — £641m) receivable and £541m (2004 — £610m) payable have been netted. £6m is reported as debit balances on currency swaps and £17m as credit balances on currency swaps the net of which is a credit balance of £11m (2004 — £45m as debit balances on currency swaps and £15m as credit balances on currency swaps the net of which is a debit balance of £30m). Currency swaps include fixed and floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

45.	Other Creditors

	2005	Restated (i) 2004
	(£ million)
Amounts falling due within one year:
Trade creditors	3	3
Amounts owed to subsidiary undertakings	55	2,129
Accruals and deferred income	13	7
Acquisition consideration	10	–
Credit balances on derivatives	17	13

	98	2,152

Amounts falling due after one year:
Acquisition consideration	–	10
Credit balances on derivatives	–	2

	–	12

Amounts falling due after more than one year in 2004 were payable in 2006.

(i)	2004 has been restated for the adoption of FRS 21 (see Note 48).

46.	Provisions for Liabilities and Charges

The provision for deferred taxation is made up as follows:

	2005	2004
	(£ million)
Other fixed asset timing differences:	(1)	(1)
Other timing differences	2	3

	1	2

Net deferred taxation asset (Note 43)	1	2

47.	Retirement Benefit Obligation

The parent company operated defined benefit pension plans in 2003 and 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Ltd. The principal assumptions used by the independent qualified actuaries in valuing the plans at 31 December for FRS 17 purposes were:

	2004	2003
	(% per annum)
Increase in pensionable earnings	4.9	4.8
Increase in pensions	2.7	2.6
Inflation	2.9	2.8
Discount rate	5.3	5.4

In January 2006 the parent company provided guarantees to the Trustees of the pension plans to support future amounts due from participating employers (see Note 34).

The assets and liabilities in the plans and the expected rates of return on investments were:

	31 December 2004		31 December 2003
	Rate of Return	Value	Rate of Return	Value
	(%)	(£ million)	(%)	(£ million)
Equities	7.5	14	7.8	12
Bonds	4.5	4	4.8	4
Property	6.0	1	6.6	1

Market value of assets		19		17
Present value of liabilities		(25)		(23)

Deficit		(6)		(6)
Related deferred tax asset		2		2

Net retirement benefit obligation		(4)		(4)

The following table reconciles the movement in the plans’ deficits:

	2005	2004
	(£ million)
Deficit in the plan at 1 January:	(6)	(6)
Movement in the year:
Current service cost (employees and employers):	(1)	(1)
Contributions paid (including by employees):	7	1

Deficit in the plan at 31 December:	–	(6)

48.	Reserves

	Share premium	Profit and loss account
	(£ million)
At 31 December 2004 (as previously reported)	159	176
Prior year restatements (i)	–	26

At 31 December 2004 — restated	159	202
Restatement for FRS 25 and FRS 26 (i)	–	2

At 1 January 2005 — restated	159	204
Retained profit for the year	–	406
Fair value movement on hedging instrument	–	(1)
Share based expense recognised in the profit and loss	–	2
Cost of shares transferred to beneficiaries	–	(2)
Equity instruments granted	–	5
Premium on new shares issued on exercise of share options	11	–

At 31 December 2005	170	614

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the parent company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the parent company is £456m (2004 — £152m).

(i)	The profit and loss account as at 31 December 2004 has been restated for the adoption of FRS 17, FRS 20 and FRS 21 (see below) and 1 January 2005 has been restated for the adoption of FRS 25 and FRS 26 (see below).

Prior year restatements

The adoption of FRS 17, FRS 20, FRS 21, FRS 25 and FRS 26 has resulted in the restatement of prior periods as follows:

	Cash	Debtors	Other creditors due within one year	Borrowings due within one year	Retirement benefit obligation	Retained profit for the year	Profit and loss account	Share- holders’ funds
	(£ million)
2004 as previously reported	2	422	2,182	24	–	105	176	446
Adoption at 1 January 2004
FRS 20	–	–	–	–	–	–	–	–
FRS 21	–	–	(29)	–	–	–	29	29
FRS 17	–	2	–	–	6	–	(4)	(4)

	–	2	(29)	–	6	–	25	25
During year ended 31 December 2004
FRS 20	–	–	–	–	–	(1)	–	–
FRS 21	–	–	(1)	–	–	1	1	1
FRS 17	–	–	–	–	–	–	–	–

	–	–	(1)	–	–	–	1	1

Adoption at 31 December 2004	–	2	(30)	–	6	–	26	26

2004 restated	2	424	2,152	24	6	105	202	472
Adoption at 1 January 2005 of FRS 25 and 26	12	2	–	12	–	–	2	2

1 January 2005 restated	14	426	2,152	36	6	105	204	474

FRS 17

The company accounted for its defined benefit pension plan under FRS 17. There is no material impact on profit for the current year or shareholders funds as a result of the adoption of the standard.

48.	Reserves — (continued)

FRS 20

FRS 20 requires the cost of all share-based payments to be charged against profits over their respective vesting periods. Share based payments include share option schemes and share awards. The accounting cost is the fair value at the date of grant calculated using options pricing models. Previously share option costs were not expensed and the costs of share awards charged against profits over the vesting period based on their intrinsic value. The charge to retained profit for 2005 is £2m. As the corresponding credit is taken directly to equity there is no impact on shareholders funds.

FRS 21

Dividends declared after the balance sheet date are no longer recognised as a liability at the balance sheet date. At 31 December 2005 creditors are £33m lower and the profit and loss and shareholders funds £33m higher for this.

FRS 25 and FRS 26

Only those interest rate swaps that hedge the interest rate risk of floating rate debt have been designated as hedging instruments under the transitional rules of FRS 26 at 1 January 2005. The adjustment to recognise these swaps at fair value has been taken to hedging reserves in equity. FRS 26 does not permit the use of hedge accounting for derivatives contracted to fix forward interest costs arising on currency swaps used to hedge the Group’s net investments. The adjustment to recognise these swaps at fair value has been taken to retained earnings. The charge to retained profit for 2005 was £1m.

Under previous GAAP an enforceable right of offset is required to offset cash and borrowings. However, under FRS 25 there must also be an intention to settle these balances net. Because there is no such intention cash and borrowings as at 1 January 2005 are reported gross (having previously taken reported net) where an enforceable right of offset existed. In 2005 cash and borrowings are £5m greater than they would have been under previous GAAP.

49.	Contingent Liability

	2005	2004
	(£ million)
Guarantees in respect of subsidiary undertakings	9	9

The parent company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

50.	Financial Commitments

The parent company was committed to making the following payments in respect of operating leases in the ensuing year:

	Land and buildings
	2005	2004
	(£ million)
Operating leases which expire after five years	2	2

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

51.	First Time Adoption Of International Financial Reporting Standards

In 2005 the Group adopted IFRS as adopted by the EU for the first time. Previously the Group reported under UK GAAP.

The Group has applied IFRS 1 First Time Adoption for International Financial Reporting Standards to provide a starting point for reporting under IFRS. The Group’s date of transition to IFRS is 1 January 2003 and all comparative information in the financial statements is restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 requires the standards effective at the reporting date to be applied retrospectively. However, retrospective application is prohibited in some areas, particularly where retrospective application would require judgements by management about past conditions after the outcome of the particular transaction is already known. A number of optional exemptions from full retrospective application of IFRSs are granted where the cost of compliance is deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management are set out in the explanatory notes below.

The adoption of IFRS has resulted in the following changes to the Group’s accounting policies:

Interest in Joint Venture

Under UK GAAP the Group included its share of the results of the BSN Joint Venture in its consolidated financial statements under the gross equity method. The results of the joint venture were included within turnover, operating profit, interest and taxation in the income statement, and the net investment as a single line item in the balance sheet. Under IFRS, the Group has applied equity accounting on a net basis. Under the net equity method of accounting the Group’s share of the results of the joint venture are reported in the income statement as a single line item after taxation and the net investment in the joint venture is reported, as before, as a single line item in the balance sheet. From 1 October 2005, the results were classified as discontinued operations and the net investment in the joint venture is shown as “Held for sale” in the Group Balance Sheet.

The BSN Joint Venture adopted a corridor approach for accounting for its defined benefit pension scheme. The Group adjusted the results to bring this in line with its policy of immediate recognition of actuarial gains and losses through the Statement of Recognised Income and Expense.

Discontinued Operations

Under UK GAAP the Group presented the operating results of operations divested during the year separately from the exceptional gain on disposal. Under IFRS, the Group’s interest in AbilityOne in 2003 is presented after continuing operations and represents the results of operations after interest and the gain on disposal, both net of tax.

Cumulative Translation Differences

Translation differences arise from the consolidation of the results of foreign operations at average rate and the balance sheet at year-end rate of exchange. UK GAAP did not require these translation differences to be separately identified and accounted for in subsequent disposals of foreign operations. Under IFRS the translation differences arising are separately recorded in equity, net of any movements on related hedging instruments. On disposal of a foreign operation, the cumulative translation differences for that foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Under IFRS 1, the Group is not required to record cumulative translation differences arising prior to the transition date. In utilising this exemption, all cumulative translation differences are deemed to be zero as at 1 January 2003 and all subsequent disposals shall exclude any translation differences arising prior to the date of transition.

Business Combinations

The method of accounting for business combinations under IFRS is significantly different in a number of areas from that previously applied under UK GAAP.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

The most significant differences arise from the requirement under IFRS to bring all the assets and liabilities of acquired entities into the consolidated financial statements at fair value, including intangible assets which would not meet the criteria as such had they been internally developed. Under IFRS, more intangible assets are likely to be recognised separately from goodwill — including patents, technology, in-process research and development, trade names, customer relationships — which will result in a corresponding reduction in goodwill relative to other intangible assets after the date of transition compared to UK GAAP.

Under IFRS 1, the Group may elect not to apply IFRS 3 Business Combinations retrospectively to transactions occurring prior to the date of transition to IFRS and management has elected to take this exemption. The carrying amount of goodwill in the opening IFRS balance sheet is that recorded under UK GAAP at the date of transition, adjusted for the resolution of subsequent contingencies. As from the date of transition, goodwill is not amortised but subject to annual tests for impairment. Goodwill set off against reserves or amortised prior to the date of transition ceases to exist under IFRS and is therefore not recycled to the income statement on any subsequent disposal of the business to which it relates. An adjustment for this arises in respect of the 2003 disposal of the Group’s interest in AbilityOne.

Research and Development

No adjustment is required in respect of research and development expense. A full accounting policy is set out in Note 2.

Derivative Financial Instruments

Under IFRS 1, the Group is not required to present comparative information which complies with IAS 32 and IAS 39. Instead, UK GAAP continues to apply to financial instruments for comparative information purposes. Management has elected to use this exemption to retain the comparability of the information given for prior years. The differences which apply to the 2005 figures are noted below.

The IFRS standards relevant to the accounting for, and presentation of, financial instruments are IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement. The differences between IFRS and UK GAAP which are immediately relevant to the Group are the presentational rules on the offsetting of cash and borrowings, the requirement to recognise all derivatives on the balance sheet, and the detailed requirements that have to be met to qualify for hedge accounting.

Under IFRS and UK GAAP an enforceable right of offset is required to offset cash and borrowings. However, under IFRS there must also be an intention to settle these balances net. This means that the gross cash and borrowing positions included in the IFRS financial statements are different to those shown under UK GAAP.

IFRS does not permit the use of hedge accounting for derivatives contracted to fix forward interest costs arising on currency swaps and the fixed interest element of currency swaps where the currency swaps are used to hedge the Group’s net investments. This means that changes in the fair value of the interest rate element of these derivatives will be reflected in the income statement for the year.

Had the Group reported the 2003 and 2004 comparative information to comply with IAS 32 and IAS 39, the nature of the main adjustments required would be the grossing up of cash and borrowings to the extent that offsetting balances will not be settled net. Derivatives contracted to hedge purchases which remain forecasted at the balance sheet date and derivatives contracted to fix future interest costs would be included as assets or liabilities at fair value with the valuation movements reflected in the income statement to the extent that hedge accounting criteria were not met. Derivatives contracted to hedge transactions which have occurred, and for which a financial asset or liability has been recognised, would be treated similarly.

Trade Investments

Under UK GAAP trade investments were stated at cost less provision for any permanent diminution in value. Under IFRS, after initial recognition at fair value, these are designated as available for sale financial assets. Investments in unlisted equity instruments are measured at cost as management believe that their fair value cannot be reliably measured. Losses relating to impairment are recognised as an expense immediately.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Trade investments fall within the scope of IAS 32 and IAS 39 for which the Group is not required to present comparative information which complies with these standards. The values for 2003 and 2004 therefore continue to be recorded at cost.

Leasing

Under IFRS, where lease payments in respect of land and buildings cannot be allocated reliably between these two elements, the entire lease must be classified as a finance lease unless it is clear that both elements are operating leases. Management considers the judgement over one lease of land and buildings to be not sufficiently clear-cut to retain the classification of operating lease under IFRS. It has been restated as a finance lease which is consistent with its treatment under US GAAP.

Deferred Tax

Under UK GAAP deferred tax was recognised in respect of all timing differences that had originated but not reversed at the balance sheet date where transactions or events had occurred at that date that would have resulted in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, the change to a balance sheet liability method gives rise to a number of GAAP differences. The most significant differences are that the provisions relating to tax deductible goodwill set off against reserves prior to 1 January 1998 under UK GAAP and not reinstated under IFRS are written back, and additional provision is made for rolled over tax gains. For goodwill on which deductions are still to be claimed, deferred tax assets have been recognised on transition and are being amortised to offset the timing of the tax benefit. The amortisation of the asset under IFRS corresponds to the build up of the liability under UK GAAP.

Deferred tax adjustments are also required in respect of other accounting adjustments reflected in the transition to IFRS, principally against share option expense and pension costs.

Retirement Benefits

For UK GAAP the Group accounted for its defined benefit pension plans and retirement healthcare plans under SSAP 24, whereby the costs were charged to operating profit so as to spread the expense of providing future pensions to employees over the remaining average service lives of current employees in the plan. Differences between contributions paid and cumulative amounts charged to profit are shown as prepayments or accruals. Under SSAP 24 the assets and liabilities of the plan were not recognised on the balance sheet.

The valuation methodologies for plan assets and liabilities under IFRS are more prescriptive than those required under SSAP 24. The Group uses the projected unit method for valuing its liabilities under IFRS. Although this is the same method to that applied under SSAP 24, the actuarial assumptions which are used are different. Most significantly, under IFRS the discount rate is based on current yields on high quality corporate bonds whereas under SSAP 24 an expected long-term investment return was used to discount liabilities. Because the resulting cost to be charged to the income statement under IFRS is directly determined by the short term assumptions made it can be more volatile than that for SSAP 24. Under both SSAP 24 and IFRS the Group has used market values to value plan assets.

There are several alternative treatments available for accounting for defined benefit plans under current IFRS but, in contrast to SSAP 24, all adopt a balance sheet approach. In order to preserve consistency the Group has adopted the option under IFRS which is most similar to FRS 17 under UK GAAP. Under this treatment the balance sheet reflects the full value of the plan deficit. Actuarial gains and losses are recognised directly in equity through the statement of recognised income and expense with the charge to the income statement reflecting the employer’s portion of past and current service costs, and financing on the plan assets and liabilities.

Share-Based Payments

IFRS requires the cost of all share-based payments to be charged against profits over their respective vesting periods. Share based payments include executive and employee share option schemes and share awards. The accounting cost is the fair value at the date of grant calculated using an option pricing model amortised over the vesting period. Previously under UK GAAP, share option costs were not expensed and the costs of share awards were charged against profits over the vesting period based on their intrinsic value.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Under IFRS 1, the company is required to restate its comparative years for all grants of equity instruments made on or after 7 November 2002. A first time adopter is encouraged to apply IFRS to grants made before this date to the extent information on the fair value of these equity instruments has previously been publicly disclosed. The Group has disclosed share option valuations in its US GAAP reporting in prior years and these valuations have been used for the restated comparatives for all charges and grants made in 2001 and 2002 to improve the comparability of the financial statements.

Dividend Accrual

Under UK GAAP, the Group accrued for the final dividend when proposed. Under IFRS, the dividend is only recognised at the point it is declared and approved by the shareholders.

Reconciliation of Profit for the year ended 31 December 2003

The changes in accounting policies had the following effect on the profit reported for the year ended 31 December 2003:

	As reported under UK GAAP (i)	Joint Venture presentational change	Discontinued operations presentational change	Accounting policy changes under IFRS	IFRS
	(£ million)
Revenue	1,179	–	–	–	1,179
Cost of goods sold	(345)	–	–	–	(345)
Selling, general and administrative expenses	(546)	–	–	(1)	(547)
Research and development expenses	(67)	–	–	–	(67)

Trading profit	221	–	–	(1)	220

Acquisition related expenses	(22)	–	–	–	(22)
Amortisation expense	(19)	–	–	19	–

Operating profit	180	–	–	18	198
Interest receivable	11	–	–	–	11
Interest payable	(17)	1	1	(1)	(16)
Other finance costs	–	–	–	(4)	(4)

Profit before taxation	174	1	1	13	189
Taxation	(82)	6	17	3	(56)

Profit from continuing operations	92	7	18	16	133
Discontinued operations:
Share of results of the joint venture	23	(10)	–	–	13
Share of joint venture restructuring and acquisition related expenses	(3)	3	–	–	–
Share of results of the associated undertaking	5	–	(2)	–	3
Net profit on disposal of associated undertaking	31	–	(16)	8	23

Attributable profit for the year	148	–	–	24	172

(i)	The order and description of items presented as “reported under UK GAAP” has been adjusted to ease the direct comparison with IFRS presentation.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Profit for the year ended 31 December 2003 — Analysis of Accounting Policy Changes

	Goodwill amor- tisation reversal	Intangible asset amortisa- tion	Lease reclass- ification	Retirement benefits	Share based payments	Other (i)	Accounting policy changes under IFRS
	(£ million)
Revenue	–	–	–	–	–	–	–
Cost of goods sold	–	–	–	–	–	–	–
Selling, general and administrative expenses	–	–	–	3	(4)	–	(1)
Research and development expenses	–	–	–	–	–	–	–

Trading profit	–	–	–	3	(4)	–	(1)

Acquisition related expenses	–	–	–	–	–	–	–
Amortisation expense	19	–	–	–	–	–	19

Operating profit	19	–	–	3	(4)	–	18
Interest receivable	–	–	–	–	–	–	–
Interest payable	–	–	(1)	–	–	–	(1)
Other finance costs	–	–	–	(4)	–	–	(4)

Profit before taxation	19	–	(1)	(1)	(4)	–	13
Taxation	–	–	–	2	1	–	3

Profit from continuing operations	19	–	(1)	1	(3)	–	16
Discontinued operations:
Share of results of the joint venture	–	–	–	–	–	–	–
Share of joint venture restructuring and acquisition related expenses	–	–	–	–	–	–	–
Share of results of the associated undertaking	–	–	–	–	–	–	–
Net profit on disposal of associated undertaking	–	–	–	–	–	8	8

Attributable profit for the year	19	–	(1)	1	(3)	8	24

(i)	In 2003 the ‘other’ adjustments to the income statement represent the goodwill not recycled on disposal of the associated undertaking.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Profit for the Year Ended 31 December 2004

	As reported under UK GAAP (i)	Joint Venture presentational change	Accounting policy changes under IFRS	IFRS
	(£ million)
Revenue	1,249	–	–	1,249
Cost of goods sold	(335)	–	–	(335)
Selling, general and administrative expenses	(596)	–	(2)	(598)
Research and development expenses	(66)	–	–	(66)

Trading profit	252	–	(2)	250
Macrotextured claim	(80)	–	–	(80)
Amortisation expense	(21)	–	16	(5)

Operating profit	151	–	14	165
Interest receivable	17	–	–	17
Interest payable	(14)	1	–	(13)
Other finance costs	–	–	(2)	(2)

Profit before taxation	154	1	12	167
Taxation	(53)	7	1	(45)

Profit from continuing operations	101	8	13	122
Discontinued operations: Share of results of the joint venture	24	(8)	–	16

Attributable profit for the year	125	–	13	138

(i)	The order and description of items presented as “reported under UK GAAP” has been adjusted to ease the direct comparison with IFRS presentation.

Reconciliation of Profit for the Year Ended 31 December 2004 — Analysis of Accounting Policy Changes

	Goodwill amortis- ation reversal	Intangible asset amortis- ation	Lease Reclass- ification	Retirement benefits	Share based payments	Other	Accounting policy changes under IFRS
	(£ million)
Revenue	–	–	–	–	–	–	–
Cost of goods sold	–	–	–	–	–	–	–
Selling, general and administrative expenses	–	–	–	4	(4)	(2)	(2)
Research and development expenses	–	–	–	–	–	–	–

Trading profit	–	–	–	4	(4)	(2)	(2)

Macrotextured claim	–	–	–	–	–	–	–
Amortisation expense	20	(4)	–	–	–	–	16

Operating profit	20	(4)	–	4	(4)	(2)	14
Interest receivable	–	–	–	–	–	–	–
Interest payable	–	–	–	–	–	–	–
Other finance costs	–	–	–	(2)	–	–	(2)

Profit before taxation	20	(4)	–	2	(4)	(2)	12
Taxation	–	1	–	1	(1)	–	1

Profit from continuing operations	20	(3)	–	3	(5)	(2)	13
Discontinued operations: share of results of the joint venture	–	–	–	–	–	–	–

Attributable profit for the year	20	(3)	–	3	(5)	(2)	13

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Group statement of changes in equity from date of transition to 31 December 2004

	Share capital	Share premium	Own shares	Other reserves	Accumulated profits	Total
	(£ million)
31 December 2002 as originally stated (i)	113	144	(3)	–	262	516
Changes in accounting policy relating to the first time adoption of IFRS	–	–	–	–	(33)	(33)

31 December 2002 — restated	113	144	(3)	–	229	483
Exchange differences on translation of foreign operations	–	–	–	1	–	1
Actuarial gains/(losses) on defined benefit plans	–	–	–	–	(22)	(22)
Tax on items taken directly to or transferred from equity	–	–	–	–	7	7
Share based expense recognised in the income statement	–	–	–	–	6	6
Cost of own shares purchased	–	–	(1)	–	–	(1)
Cost of shares transferred to beneficiaries	–	–	2	–	(2)	–
Issue of shares	1	8	–	–	–	9

Net income recognised directly in equity	114	152	(2)	1	218	483
Attributable profit for the year	–	–	–	–	172	172
Equity dividends paid in the year	–	–	–	–	(45)	(45)

At 31 December 2003	114	152	(2)	1	345	610

Actuarial gains/(losses) on defined benefit plans	–	–	–	–	(15)	(15)
Tax on items taken directly to or transferred from equity	–	–	–	–	6	6
Share based expense recognised in the income statement	–	–	–	–	6	6
Cost of own shares purchased	–	–	(4)	–	–	(4)
Cost of shares transferred to beneficiaries	–	–	2	–	(2)	–
Issue of shares	1	7	–	–	–	8

Net income recognised directly in equity	115	159	(4)	1	340	611
Attributable profit for the year	–	–	–	–	138	138
Equity dividends paid in the year	–	–	–	–	(47)	(47)

At 31 December 2004	115	159	(4)	1	431	702

(i)	In 2003 total reported equity was £517m as this included the non-equity share capital of 5 1/2% £1.00 cumulative preference shares totalling £0.3m. On 23 June 2003, following the cancellation of the non-equity share capital, a capital redemption reserve of £0.3m was established in the Parent Company. This reserve was extinguished during 2003.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity at 1 January 2003

The effect of the changes to the Group’s accounting policies on the equity of the Group at the date of transition, 1 January 2003 was as follows.

	As reported under UK GAAP	Accounting policy changes under IFRS	IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	256	10	266
Intangible assets	317	1	318
Investment in joint venture	115	(1)	114
Investments	5	–	5
Investment in associated undertaking	8	–	8
Non-current receivables (i)	7	(5)	2
Non-current asset derivatives (i)	13	–	13
Deferred tax assets (i)	4	40	44

	725	45	770
Current assets
Inventories	230	–	230
Trade and other receivables	249	–	249
Current asset derivatives (i)	8	–	8
Cash and bank	23	–	23

	510	–	510

TOTAL ASSETS	1,235	45	1,280

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	113	–	113
Share premium account	144	–	144
Own shares	(3)	–	(3)
Non-equity share capital	–	–	–
Accumulated profits	263	(34)	229

Total equity	517	(34)	483

Non-current liabilities
Long-term borrowings	164	11	175
Retirement benefit obligation	9	121	130
Other payables due after one year	5	–	5
Non-current liability derivatives	1	–	1
Deferred tax liabilities	56	(25)	31

	235	107	342
Current liabilities
Bank overdrafts and loans — due within one year	153	–	153
Trade and other payables	247	(31)	216
Provisions — due within one year	23	3	26
Current liability derivatives	3	–	3
Current tax payable	57	–	57

	483	(28)	455

Total Liabilities	718	79	797

TOTAL EQUITY AND LIABILITIES	1,235	45	1,280

(i)	Under UK GAAP these balances are reported within current assets but have been broken out here to ease comparison.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity at 1 January 2003 — Analysis of Accounting Policy Changes

	Lease reclass- ification	Deferred tax	Retirement benefits	Dividend accrual	Other	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	10	–	–	–	–	10
Intangible assets	–	–	–	–	1	1
Investment in joint venture	–	–	(1)	–	–	(1)
Investments	–	–	–	–	–	–
Investment in associated undertaking	–	–	–	–	–	–
Non-current receivables	–	–	(5)	–	–	(5)
Non-current asset derivatives	–	–	–	–	–	–
Deferred tax assets	–	1	38	–	1	40

	10	1	32	–	2	45
Current assets
Inventories	–	–	–	–	–	–
Trade and other receivables	–	–	–	–	–	–
Current asset derivatives	–	–	–	–	–	–
Cash and bank	–	–	–	–	–	–

	–	–	–	–	–	–

TOTAL ASSETS	10	1	32	–	2	45

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	–	–	–	–	–	–
Share premium account	–	–	–	–	–	–
Own shares	–	–	–	–	–	–
Other Reserves	–	–	–	–	–	–
Accumulated profits	(1)	26	(80)	27	(6)	(34)

Total equity	(1)	26	(80)	27	(6)	(34)

Non-current liabilities
Long-term borrowings	11	–	–	–	–	11
Retirement benefit obligation	–	–	121	–	–	121
Other payables due after one year	–	–	–	–	–	–
Non-current liability derivatives	–	–	–	–	–	–
Deferred tax liabilities	–	(25)	–	–	–	(25)

	11	(25)	121	–	–	107
Current liabilities
Bank overdrafts and loans — due within one year	–	–	–	–	–	–
Trade and other payables	–	–	(9)	(27)	5	(31)
Provisions — due within one year	–	–	–	–	3	3
Current liability derivatives	–	–	–	–	–	–
Current tax payable	–	–	–	–	–	–

	–	–	(9)	(27)	8	(28)

Total Liabilities	11	(25)	112	(27)	8	79

TOTAL EQUITY AND LIABILITIES	10	1	32	–	2	45

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity at 31 December 2003

	As reported under UK GAAP	Accounting policy changes under IFRS	IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	257	9	266
Intangible assets	269	18	287
Investment in joint venture	122	(1)	121
Investments	5	–	5
Non-current receivables (i)	9	(7)	2
Non-current asset derivatives (i)	21	–	21
Deferred tax assets (i)	4	39	43

	687	58	745
Current assets
Inventories	231	–	231
Trade and other receivables	268	–	268
Current asset derivatives	32	–	32
Cash and bank	26	–	26

	557	–	557

TOTAL ASSETS	1,244	58	1,302

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114	–	114
Share premium account	152	–	152
Own shares	(2)	–	(2)
Other reserves (ii)	3	(2)	1
Accumulated profits	373	(28)	345

Total equity	640	(30)	610

Non-current liabilities
Long-term borrowings	100	9	109
Retirement benefit obligation	9	132	141
Other payables due after one year	4	–	4
Non-current liability derivatives	5	–	5
Deferred tax liabilities	61	(23)	38

	179	118	297
Current liabilities
Bank overdrafts and loans — due within one year	97	–	97
Trade and other payables	234	(30)	204
Provisions — due within one year	20	–	20
Current liability derivatives	5	–	5
Current tax payable	69	–	69

	425	(30)	395

Total Liabilities	604	88	692

TOTAL EQUITY AND LIABILITIES	1,244	58	1,302

(i)	Under UK GAAP these balances are reported within current assets.
(ii)	Other reserves are not shown separately from retained earnings under UK GAAP — the balance reported represents the cumulative translation movements since the date of transition to IFRS at 1 January 2003.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity at 31 December 2003 — Analysis of Accounting Policy Changes

	Goodwill amortis- ation reversal	Lease Reclass- ification	Deferred tax	Retirement benefits	Dividend accrual	Other	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	–	9	–	–	–	–	9
Intangible assets	18	–	–	–	–	–	18
Investment in joint venture	–	–	–	(1)	–	–	(1)
Investments	–	–	–	–	–	–	–
Non-current receivables	–	–	–	(7)	–	–	(7)
Non-current asset derivatives	–	–	–	–	–	–	–
Deferred tax assets	–	–	(5)	43	–	1	39

	18	9	(5)	35	–	1	58

Current assets
Inventories	–	–	–	–	–	–	–
Trade and other receivables	–	–	–	–	–	–	–
Current asset derivatives	–	–	–	–	–	–	–
Cash and bank	–	–	–	–	–	–	–

	–	–	–	–	–	–	–

TOTAL ASSETS	18	9	(5)	35	–	1	58

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	–	–	–	–	–	–	–
Share premium account	–	–	–	–	–	–	–
Own shares	–	–	–	–	–	–	–
Other reserves	–	–	(6)	4	–	–	(2)
Accumulated profits	18	–	23	(93)	29	(5)	(28)

Total equity	18	–	17	(89)	29	(5)	(30)

Non-current liabilities
Long-term borrowings	–	9	–	–	–	–	9
Retirement benefit obligation	–	–	–	132	–	–	132
Other payables due after one year	–	–	–	–	–	–	–
Non-current liability derivatives	–	–	–	–	–	–	–
Deferred tax liabilities	–	–	(22)	(1)	–	–	(23)

	–	9	(22)	131	–	–	118

Current liabilities
Bank overdrafts and loans — due within one year	–	–	–	–	–	–	–
Trade and other payables	–	–	–	(7)	(29)	6	(30)
Provisions — due within one year	–	–	–	–	–	–	–
Current liability derivatives	–	–	–	–	–	–	–
Current tax payable	–	–	–	–	–	–	–

	–	–	–	(7)	(29)	6	(30)

Total Liabilities	–	9	(22)	124	(29)	6	88

TOTAL EQUITY AND LIABILITIES	18	9	(5)	35	–	1	58

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity at 31 December 2004

	As reported under UK GAAP	Accounting Policy changes under IFRS	IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	282	8	290
Intangible assets	332	43	375
Investment in joint venture	121	–	121
Investments	5	–	5
Non-current receivables (i)	12	(10)	2
Non-current asset derivatives (i)	24	–	24
Deferred tax assets (i)	6	61	67

	782	102	884
Current assets
Inventories	285	–	285
Trade and other receivables	298	–	298
Current asset derivatives	22	–	22
Cash and bank	33	–	33

	638	–	638

TOTAL ASSETS	1,420	102	1,522

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	115	–	115
Share premium account	159	–	159
Own shares	(4)	–	(4)
Other reserves (ii)	7	(6)	1
Accumulated profits	450	(19)	431

Total equity	727	(25)	702

Non-current liabilities
Long-term borrowings	144	9	153
Retirement benefit obligation	9	138	147
Other payables due after one year	14	–	14
Provisions — due after one year	32	–	32
Non-current liability derivatives	2	–	2
Deferred tax liabilities	32	8	40

	233	155	388
Current liabilities
Bank overdrafts and loans — due within one year	32	–	32
Trade and other payables	259	(28)	231
Provisions — due within one year	50	–	50
Current liability derivatives	13	–	13
Current tax payable	106	–	106

	460	(28)	432

Total Liabilities	693	127	820

TOTAL EQUITY AND LIABILITIES	1,420	102	1,522

(i)	Under UK GAAP these balances are reported within current assets.
(ii)	Other reserves are not shown separately from retained earnings under UK GAAP — the balance reported represents the cumulative translation movements since the date of transition to IFRS at 1 January 2003.

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity 31 December 2004 — Analysis of Accounting Policy Changes

	Goodwill amortis- ation reversal	Reclass- ification for acquis- itions	Lease Reclass- ification	Deferred tax	Retirement benefits	Dividend accrual	Other	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	–	–	8	–	–	–	–	8
Intangible assets	37	6	–	–	–	–	–	43
Investment in joint venture	–	–	–	–	–	–	–	–
Investments	–	–	–	–	–	–	–	–
Non-current receivables	–	–	–	–	(10)	–	–	(10)
Non-current asset derivatives	–	–	–	–	–	–	–	–
Deferred tax assets	–	–	–	13	47	–	1	61

	37	6	8	13	37	–	1	102
Current assets
Inventories	–	–	–	–	–	–	–	–
Trade and other receivables	–	–	–	–	–	–	–	–
Current asset derivatives	–	–	–	–	–	–	–	–
Cash and bank	–	–	–	–	–	–	–	–

	–	–	–	–	–	–	–	–

TOTAL ASSETS	37	6	8	13	37	–	1	102

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	–	–	–	–	–	–	–	–
Share premium account	–	–	–	–	–	–	–	–
Own shares	–	–	–	–	–	–	–	–
Other reserves	(2)	–	–	(10)	6	–	–	(6)
Accumulated profits	39	(4)	(1)	23	(100)	30	(6)	(19)

Total equity	37	(4)	(1)	13	(94)	30	(6)	(25)

Non-current liabilities
Long-term borrowings	–	–	9	–	–	–	–	9
Retirement benefit obligation	–	–	–	–	138	–	–	138
Other payables due after one year	–	–	–	–	–	–	–	–
Provisions — due after one year	–	–	–	–	–	–	–	–
Non-current liability derivatives	–	–	–	–	–	–	–	–
Deferred tax liabilities	–	10	–	–	(2)	–	–	8

	–	10	9	–	136	–	–	155
Current liabilities
Bank overdrafts and loans — due within one year	–	–	–	–	–	–	–	–
Trade and other payables	–	–	–	–	(5)	(30)	7	(28)
Provisions — due within one year	–	–	–	–	–	–	–	–
Current liability derivatives	–	–	–	–	–	–	–	–
Current tax payable	–	–	–	–	–	–	–	–

	–	–	–	–	(5)	(30)	7	(28)

Total Liabilities	–	10	9	–	131	(30)	7	127

TOTAL EQUITY AND LIABILITIES	37	6	8	13	37	–	1	102

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

Reconciliation of Balance Sheet and Equity at 1 January 2005

Under IFRS 1, First time adoption of International Financial Reporting Standards, the Group is not required to present comparative information which complies with IAS 32 and IAS 39. The Group’s hedging strategy is unchanged in respect of both hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency purchases. The accounting differences for which the opening 2005 balance sheet is restated and which applies to the 2005 figures are noted below:

	IFRS pre- restatement for IAS 32 & 39	Gross up for debt offset (i)	Transactional forward contracts (ii)	Interest rate hedges (iii)	Restated IFRS
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	290	–	–	–	290
Intangible assets	375	–	–	–	375
Investment in joint venture	121	–	–	–	121
Investments	5	–	–	–	5
Non-current receivables	2	–	–	–	2
Non-current asset derivatives	24	–	–	–	24
Deferred tax assets	67	–	–	–	67

	884	–	–	–	884
Current assets
Inventories	285	–	(2)	–	283
Trade and other receivables	298	–	2	2	302
Current asset derivatives	22	–	–	–	22
Cash and bank	33	34	–	–	67

	638	34	–	2	674

TOTAL ASSETS	1,522	34	–	2	1,558

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	115	–	–	–	115
Share premium account	159	–	–	–	159
Own shares	(4)	–	–	–	(4)
Other reserves	1	–	(7)	1	(5)
Accumulated profits	431	–	–	1	432

Total equity	702	–	(7)	2	697

Non-current liabilities
Long-term borrowings	153	–	–	–	153
Retirement benefit obligation	147	–	–	–	147
Other payables due after one year	14	–	–	–	14
Provisions — due after one year	32	–	–	–	32
Non-current liabillity derivatives	2	–	–	–	2
Deferred tax liabilities	40	–	–	–	40

	388	–	–	–	388
Current liabilities
Bank overdrafts and loans — due within one year	32	34	–	–	66
Trade and other payables	231	–	7	–	238
Provisions — due within one year	50	–	–	–	50
Current liability derivatives	13	–	–	–	13
Current tax payable	106	–	–	–	106

	432	34	7	–	473

Total Liabilities	820	34	7	–	861

TOTAL EQUITY AND LIABILITIES	1,522	34	–	2	1,558

51.	First Time Adoption Of International Financial Reporting Standards — (continued)

(i)	Under IFRS and UK GAAP an enforceable right of offset is required to offset cash and borrowings. However, under IFRS there must also be an intention to settle these balances net. This means that the gross cash and borrowing positions included in the IFRS financial statements are different to those shown under UK GAAP.
(ii)	The Group has applied hedge accounting under IAS 39 for certain foreign currency exposures. Under the special transitional rules, the outstanding forward contracts at 31 December 2004 have been designated as part of the hedging relationship, and the adjustment to recognise them at fair value has therefore been taken to hedging reserves in equity, to be recycled when the hedged item affects the Income Statement. As far as possible, the Group has structured its ongoing hedging activities to achieve hedge accounting under IFRS.
(iii)	Only those interest rate swaps that hedge the interest rate risk of floating rate debt have been designated as hedging instruments under the special transitional rules of IAS 39 at 1 January 2005. The adjustment to recognise these swaps at fair value has been taken to hedging reserves in equity. IFRS does not permit the use of hedge accounting for derivatives contracted to fix forward interest costs arising on currency swaps used to hedge the Group’s net investments. The adjustment to recognise these swaps at fair value has been taken to retained earnings.

INVESTOR INFORMATION

This section discusses shareholder return (the return to shareholders in the form of dividends and share price movements) and provides other information for shareholders.

SHAREHOLDER RETURN

Dividend History

Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the “Selected Financial Data”, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004 the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy from that of increasing dividends in line with inflation to that of increasing both the interim and second interim dividends for 2005 by 10%.

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and paid in November. Up to 2004 a final dividend for each year was recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting. Following shareholder approval in December 2005, the directors may now declare and pay interim dividends. Following the change in the functional currency of the parent company to US Dollars a second interim dividend has been declared by the Board in US Dollars with a Sterling equivalent instead of a final dividend recommendation in Sterling. This allows the Sterling element of the dividend to be hedged through a forward foreign exchange contract. Accordingly dividends will be declared in US Dollars with an equivalent amount payable to UK Shareholders in Sterling. In 2006 it is proposed that shareholders will receive two interim dividends.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following table shows the dividends on each Ordinary Share (as increased by the associated UK tax credit of 10%, but before deduction of withholding taxes) for the fiscal years 2001 through 2005. The 2005 second interim dividend will be payable on 12 May 2006. All dividends, excluding the second interim dividend for 2005, have been declared in pence per Ordinary Share and have been translated into US cents per share at the Noon Buying Rate on the payment date.

	Years ended 31 December
	2005	2004	2003	2002	2001
Pence per share:
Interim	2.333	2.111	2.056	2.000	1.944
Second interim	3.889	–	–	–	–
Final	–	3.556	3.444	3.333	3.222

Total	6.222	5.667	5.500	5.333	5.166

US cents per share:
Interim	4.067	3.916	3.299	3.155	2.753
Second interim	6.778	–	–	–	–
Final	–	6.532	5.567	5.408	4.611

Total	10.845	10.448	8.866	8.563	7.364

Share Prices

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Fiscal Year ended 31 December:
2001	4.20	2.91	30.46	20.90
2002	4.30	3.05	32.30	23.50
2003	4.83	3.30	42.18	26.45
2004	6.14	4.39	59.20	40.36
2005	5.58	4.52	52.83	40.26

Quarters in the Fiscal Year ended 31 December:
2004:
1st Quarter	5.57	4.39	52.64	40.36
2nd Quarter	5.99	5.59	55.64	49.50
3rd Quarter	6.14	4.70	59.20	41.93
4th Quarter	5.53	4.51	53.79	41.54
2005:
1st Quarter	5.57	4.98	52.83	47.02
2nd Quarter	5.58	5.01	52.53	46.70
3rd Quarter	5.45	4.74	50.14	42.41
4th Quarter	5.41	4.52	48.19	40.26
2006:
1st Quarter (through 24 February 2006)	5.71	5.18	50.50	45.10

Last Six Months:
August 2005	5.45	5.18	48.99	47.03
September 2005	5.44	4.74	50.14	42.41
October 2005	4.84	4.52	43.35	40.26
November 2005	5.15	4.77	44.55	42.43
December 2005	5.41	5.17	48.19	45.16
January 2006	5.71	5.32	50.50	46.70
February 2006 (through 24 February 2006)	5.48	5.18	49.00	45.10

INFORMATION FOR SHAREHOLDERS

Financial Calendar

Quarter One results and AGM	27 April 2006
Payment of 2005 second interim dividend	12 May 2006
Half year results announced	27 July 2006 (i)
Quarter Three results announced	2 November 2006
Payment of 2006 first interim dividend	10 November 2006
Full year results announced	February 2007 (i)
Annual Report posted	March 2007
Annual General Meeting	May 2007

(i)	Dividend declaration dates.

Dividend

The Ordinary Shares and ADSs will trade ex-dividend on both the London and New York Stock Exchanges respectively from 19 April 2006 and the record date will be 21 April 2006 in respect of the second interim dividend for the year ended 31 December 2005 of 6.1¢ per Ordinary Share to be paid on 12 May 2006. UK Shareholders will receive 3.5 pence per Ordinary Share. The dividend will be paid in Sterling for UK registered holders of shares and in US Dollars for shareholders in the rest of the world. Shareholders may elect to receive their dividends in either US Dollars or Sterling. Such election must be received by the Registrars prior to the declaration to be valid for that dividend.

Ordinary Shares

Payment of cash dividends

Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed an electronic bank transfer mandate should contact the Company’s Registrars.

Dividend re-investment plan

The Company has a dividend re-investment plan that offers shareholders, except those in North America, the opportunity to invest their cash dividends in further Smith & Nephew Ordinary Shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2005 second interim dividend and for future dividends are available from Lloyds TSB Registrars who administer the plan on behalf of the Company.

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

Share dealing service

A postal and telephone facility that provides a competitive method of buying and selling Smith & Nephew shares is available through Hoare Govett Ltd. For information contact Hoare Govett Ltd., 250 Bishopsgate, London EC2M 4AA, UK. Telephone +44 (0)20 7661 6617. Lloyds TSB Registrars or your bank or building society may also provide a share dealing service.

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

American Depositary Receipts (“ADRs”)

In the US, the Company’s Ordinary Shares are traded in the form of ADSs, evidenced by ADRs, and trade on the NYSE under the symbol SNN. Each American Depositary Share represents five Ordinary Shares. The Bank of New York is the authorised depositary bank for the Company’s ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: Bank of New York on +1-888-BNY-ADRS (toll-free) or visit www.adrbny.com.

The Company furnishes The Bank of New York, as depositary, with this annual report containing Consolidated Financial Statements and the opinion thereon by its independent auditors. Such financial statements are prepared under IFRS. The annual report contains reconciliations of net income, cash flow and equity prepared under IFRS to those prepared under US GAAP. The Company also furnishes The Bank of New York with semi-annual reports prepared in conformity with IFRS, which contain unaudited interim consolidated financial information. Upon receipt thereof, The Bank of New York mails all such reports to recorded holders. The Company also furnishes to The Bank of New York all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York makes such notices, reports and communications available for inspection by recorded holders of ADSs and mails to all recorded holders of ADSs notices of shareholders’ meetings received by The Bank of New York.

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and is quoted daily in the Wall Street Journal.

ADS Enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to The Bank of New York, Investor Services, PO Box 11258, Church Street Station, New York, NY 10286-1258, USA.

Annual General Meeting

The Company’s sixty ninth Annual General Meeting is to be held on 27 April 2006 at the Institution of Mechanical Engineers, One Birdcage Walk, London, SW1H 9JJ at 2pm. Notice of the meeting is enclosed with an accompanying letter from the Chairman.

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

On 23 January 2006, the Ordinary Shares of 12 2/9p pence were redenominated as Ordinary Shares of US 20¢. The shares continue to be traded on the London Stock Exchange and quoted in Sterling. The ADSs continue to represent five Ordinary Shares. A new class of Deferred Shares was also created and £50,000 issued to comply with English law. The Deferred Shares have extremely limited rights and are not quoted on any Stock Exchange.

Shareholdings

As of 24 February 2006, 8,295,768 ADSs equivalent to 41,478,840 Ordinary Shares or approximately 4.4% of the total Ordinary Shares in issue, were outstanding and were held by 63 registered holders.

As of 24 February 2006, to the knowledge of the Group, there were 27,013 registered holders of Ordinary Shares, of whom 98 had registered addresses in the US and held a total of 281,692 Ordinary Shares (less than 0.1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Until 23 June 2003 Smith & Nephew had in issue 268,500 5.50% Cumulative Preference Shares of £1 each, whose right to a dividend of 5.50% per annum was preferred over the rights to dividends of the holders of Ordinary Shares. The Cumulative Preference Shares were cancelled and repaid on 7 July 2003.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As of 24 February 2006, no persons are known to Smith & Nephew to have any interest (as defined in the Companies Act 1985) in 3% or more of the Ordinary Shares, other than as shown below. The following table shows changes over the last three years in the percentage of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Companies Act 1985:

	24 February 2006	As at 31 December
		2005	2004	2003
	(%)
Capital Group of Companies Inc.	12.7	9.3	–	8.0
Barclays Plc.	3.5	3.4	–	–
Legal and General Investment Management	3.4	3.4	3.3	3.4
AXA Investment Managers	3.2	3.2	3.7	3.7
Deutsche Bank AG.	3.1	3.3	–	–
FMR Corp & Fidelity	–	–	5.5	7.9

Purchase of Ordinary Shares on behalf of the Company

	Total shares purchased	Average price paid per share
	(Number)	(p)
Date Purchased
28 October 2005	45,818	476

The shares detailed above were purchased in the open market by Mourant & Co Trustees Limited, trustees of the Smith & Nephew Employees’ Share Trust Limited in connection with the 1997 long-term incentive plan referred to in the “Remuneration Report”. No shares were purchased or contracted for or are subject of an option under the Company share repurchase programme approved by shareholders on 5 May 2005.

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

SELECTED FINANCIAL DATA

	2005	2004	2003
	(£ million, except per Ordinary Share amounts)
Amounts in accordance with IFRS as adopted by the EU (i):

Income statement
Revenue	1,407	1,249	1,179
Cost of goods sold	(361)	(335)	(345)
Selling, general and administrative expenses	(689)	(598)	(547)
Research and development expenses	(67)	(66)	(67)

Trading profit	290	250	220
Restructuring and rationalisation expenses	(47)	–	–
Acquisition related expenses	–	–	(22)
Macrotextured claim	–	(80)	–
Amortisation of acquisition intangibles	(6)	(5)	–

Operating profit	237	165	198
Net interest receivable/(payable)	5	4	(5)
Other finance costs	(3)	(2)	(4)
Fair value of hedge of anticipated sale proceeds of joint venture	1	–	–

Profit before taxation	240	167	189
Taxation	(70)	(45)	(56)

Profit from continuing operations	170	122	133
Discontinued operations — share of results of the joint venture	17	16	13
Discontinued operations — Net profit on disposal and share of results of associated undertaking	–	–	26

Attributable profit for the year	187	138	172

Earnings per Ordinary Share
Including discontinued operations:
Basic	19.9p	14.8p	18.5p
Diluted	19.8p	14.6p	18.4p
Excluding discontinued operations:
Basic	18.1p	13.1p	14.3p
Diluted	18.0p	12.9p	14.2p
Discontinued operations:
Basic	1.8p	1.7p	4.2p
Diluted	1.8p	1.7p	4.2p

Adjusted attributable profit
Attributable profit for the year	187	138	172
Restructuring and rationalisation expenses	47	–	–
Acquisition related expenses	–	–	22
Restructuring and acquisition related expenses within the joint venture	–	–	3
Macrotextured claim	–	80	–
Amortisation of acquisition intangibles	6	5	–
Fair value of hedge of anticipated sale proceeds of joint venture	(1)	–	–
Net profit on disposal of associated undertaking	–	–	(23)
Taxation on excluded items	(16)	(28)	(5)

Adjusted attributable profit	223	195	169

Adjusted basic earnings per Ordinary Share (“EPSA”) (ii)	23.8p	20.8p	18.2p
Adjusted diluted earnings per Ordinary Share (iii)	23.6p	20.7p	18.1p

2005	2004	2003
(£ million)

Group Balance Sheet
Non-current assets	817	884	745
Current assets	810	638	557
Held for sale — investment in joint venture	127	–	–

Total assets	1,754	1,522	1,302

Called up equity share capital	115	115	114
Reserves	750	591	498
Own shares	(2)	(4)	(2)

Total equity	863	702	610

Non-current liabilities	302	388	297
Current liabilities	589	432	395

Total liabilities	891	820	692

Total equity and liabilities	1,754	1,522	1,302

Trading profit to average equity plus net debt less investment in joint venture	36%	38%	37%

Group Cash Flow and Reconciliation to Net Debt
Cash generated from operations	204	228	216
Interest received net of interest paid	5	4	(5)
Income taxes paid	(62)	(38)	(52)

Net cash inflow from operating activities	147	194	159
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(110)	(101)	(72)
Acquisitions and disposals (iv)	(14)	(85)	48
Dividends received from the joint venture	14	14	7
Equity dividends paid	(50)	(47)	(45)
Issue of ordinary capital and own shares purchased	11	4	8

(2)	(21)	105
Exchange adjustments	(55)	37	46
Opening net debt	(121)	(137)	(288)

Closing net debt	(178)	(121)	(137)

Gearing (closing net debt as a percentage of total equity)	21%	17%	22%

Selected Financial Ratios
Dividends per Ordinary Share	5.60	p	5.10	p	4.95	p
Trading profit to Revenue	20.6%	20.0%	18.7%
Research and development costs to Revenue	4.8%	5.3%	5.7%
Capital expenditure (including intangibles but excluding goodwill) to Revenue	7.9%	8.2%	6.2%

(i)	As 2001 and 2002 have been reported under UK GAAP whilst 2005, 2004 and 2003 have been reported under IFRS (see Note 51) selected financial data has only been shown for 2005, 2004 and 2003.
(ii)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.
(iii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.
(iv)	2004 includes £50m of loan notes issued on acquisition.

Amounts in accordance with US GAAP:

Smith & Nephew prepares its accounts in accordance with IFRS which differ in certain respects from US GAAP. Reconciliations of profit for the financial year and equity are set out in Note 39 of the Notes to the Group Accounts. Key data are as follows:

Years ended 31 December
	2005	2004	2003	2002	2001
(£ million, except per Ordinary Share and per ADS amounts)
Profit from continuing operations	173	143	157	128	69
Profit from discontinued operations	–	–	23	17	38

Profit for the financial year	173	143	180	145	107

Ordinary dividends per Ordinary Share	5.30p	5.00p	4.85p	4.70p	4.55p

Basic earnings as so adjusted per Ordinary Share:
Continuing operations	18.4p	15.2p	16.8p	13.8p	7.4p
Discontinued operations	–	–	2.5p	1.9p	4.2p

Total	18.4p	15.2p	19.3p	15.7p	11.6p

Diluted earnings as so adjusted per Ordinary Share (i):
Continuing operations	18.4p	15.1p	16.7p	13.7p	7.4p
Discontinued operations	–	–	2.5p	1.9p	4.1p

Total	18.4p	15.1p	19.2p	15.6p	11.5p

Basic earnings as so adjusted per ADS (ii):
Continuing operations	92p	76p	84p	69p	37p
Discontinued operations	–	–	13p	9p	21p

Total	92p	76p	97p	78p	58p

Diluted earnings as so adjusted per ADS (ii):
Continuing operations	92p	75p	84p	68p	37p
Discontinued operations	–	–	12p	9p	21p

Total	92p	75p	96p	77p	58p

Group Balance Sheet Data

Amounts in accordance with US GAAP:
Total assets	1,817	1,645	1,450	1,425	1,201
Net assets	947	782	691	565	536

(i)	Diluted earnings per Ordinary Share is calculated on the weighted average of 942m shares (2004 — 942m shares, 2003 — 936m shares, 2002 — 934m shares and 2001 — 930m shares) after allowing for the allotment of shares under option.
(ii)	In 2002 and 2001 per ADS amounts have been restated to reflect each ADS representing five Ordinary Shares as the ratio changed from ten to five in 2003.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, the Noon Buying Rates expressed in US Dollars per £1:

	Year end	Average(i)	High	Low
Fiscal year:
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.84	1.95	1.75
2005	1.72	1.81	1.93	1.71

(i)	The average of the Noon Buying Rates on the last day of each month during the fiscal year.

	High	Low
Month:
February 2006 (through 24 February 2006) (ii)	1.78	1.73
January 2006	1.79	1.74
December 2005	1.77	1.72
November 2005	1.78	1.71
October 2005	1.79	1.75
September 2005	1.84	1.76
August 2005	1.81	1.77

(ii)	As of 24 February 2006, the latest practicable date, the Noon Buying Rate was 1.74.

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a US citizen or resident, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom, or (ii) a fixed base from which a US Holder performs independent personal services in the United Kingdom. This discussion does not apply to certain investors such as tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate US Holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain noncorporate US Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released.

Taxation of Dividends in the United Kingdom and the United States

The UK does not currently impose a withholding tax on dividends paid by a UK corporation, such as the Company.

Distributions paid by the Company will be treated for US federal income tax purposes as foreign source ordinary dividend income to a US Holder to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders. The amount of the dividend which is included in taxable income of a US Holder is the US Dollar value of the dividend, converted using the exchange rate on the date the depositary receives the dividend in the case of ADSs, or the date the US Holder receives the dividend in the case of Ordinary Shares. Conversion by a US Holder of Sterling received as a dividend into US Dollars may result in US source ordinary income or loss to the US Holder to the extent attributable to fluctuations in foreign currency exchange rates between the date of receipt, as discussed in the previous sentence, and the date of conversion. Following the redenomination of the Ordinary Shares of the Company to US Dollars dividends are declared in US Dollars and payable in US Dollars to holders registered outside the UK.

Dividends paid to certain noncorporate US Holders of Ordinary Shares or ADSs in taxable years beginning before 1 January 2009 may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. Noncorporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

Taxation of Capital Gains

US Holders, who are not resident or ordinarily resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or Ordinary Shares unless held in connection with a trade carried on in the UK through a permanent establishment (or in the case of individuals, through a branch or agency). Furthermore, UK resident individuals who acquire ADSs or Ordinary Shares before becoming temporarily non-UK residents, may remain subject to UK taxation of capital gains on gains realised while non-resident.

For US federal income tax purposes, gains or losses realised upon the sale or disposition of ADSs or Ordinary Shares by US Holders generally will be US source capital gains or losses and will be long-term US source capital gains or losses if the ADSs or Ordinary Shares were held for more than one year. The amount of the US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or disposition and such holder’s tax basis in the ADSs, or Ordinary Shares, determined in US Dollars.

Redenomination of Existing Ordinary Shares

UK Taxation

The cancellation of the Existing Ordinary Shares and the issue of the new US Dollar Shares should not give rise to any liability for the purposes of UK taxation of capital gains as the new US Dollar Shares should be treated as the same asset and acquired at the same time as a Shareholder holding of the Ordinary Shares held, prior to the redenomination.

US Taxation

No gain or loss will be recognised by a US Holder upon the cancellation of the existing Ordinary Shares on 23 January 2006 and the issue of the new US Dollar Shares pursuant to the redenomination. A US Holder’s aggregate tax basis in its new US Dollar Shares following the redenomination will be the same as the US Holder’s aggregate tax basis in its existing ordinary Shares prior to the redenomination. A US Holder’s holding period for the new US Dollar Shares following the redenomination will include the holding period of the existing Ordinary Shares for periods prior to the redenomination.

Any person, wherever their residency, who is in any doubt as to his or her tax position is strongly recommended to consult their professional advisors immediately.

Inheritance and Estate Taxes

The HM Revenue & Customs imposes inheritance tax on capital transfers which occur on death, and in the seven years preceding death. The HM Revenue & Customs considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the United States and is not a UK national or domiciled in the United Kingdom will not be subject to UK inheritance tax in respect of ADSs and Ordinary Shares. A UK national who is domiciled in the United States will be subject to both UK inheritance tax and US federal estate tax but will be entitled to a credit for US federal estate tax charged in respect of ADSs and Ordinary Shares in computing the liability to UK inheritance tax. Conversely, a US citizen who is domiciled or deemed domiciled in the United Kingdom will be entitled to a credit for UK inheritance tax charged in respect of ADSs and Ordinary Shares in computing the liability for US federal estate tax. Special rules apply where ADSs and Ordinary Shares are business property of a permanent establishment of an enterprise situated in the United Kingdom.

US Information Reporting and Backup Withholding Tax

A US Holder may be subject to US information reporting and backup withholding tax on dividends paid or the proceeds of sales from ADSs or Ordinary Shares made within the US or through certain US-related financial intermediaries, unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding tax, provides a correct US taxpayer identification number and certain other conditions are met. US backup withholding tax may also apply if there has been a notification from the US Internal Revenue Service of a failure to report all interest or dividends.

Any backup withholding tax deducted may be credited against the US Holder’s US federal income tax liability, and, where the withholding tax exceeds the actual liability, the US Holder may obtain a refund by timely filing the appropriate refund claim with the US Internal Revenue Service.

UK Stamp Duty and Stamp Duty Reserve Tax

UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of Ordinary Shares. Transfers of Ordinary Shares in certificated form will generally be subject to UK stamp duty at the rate of  1/2% of the consideration given for the transfer with the duty rounded up to the nearest £5.

UK stamp duty reserve tax (“SDRT”) arises when there is an agreement to transfer shares in UK companies “for consideration in money or money’s worth”, and so an agreement to transfer Ordinary Shares for money or other consideration may give rise to a charge to SDRT at the rate of  1/2% (rounded up to the nearest penny). The charge of SDRT will be cancelled, and any SDRT already paid will be refunded, if within six years of the agreement an instrument of transfer is produced to HM Revenue & Customs and the appropriate stamp duty paid.

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

A charge of stamp duty or SDRT at the rates of 1 1/2% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of Ordinary Shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the Depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

No liability for stamp duty or SDRT will arise on any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, provided that the ADS and any instrument of transfer or written agreement to transfer remains at all times outside the United Kingdom, and provided further that any instrument of transfer or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing done or to be done in the United Kingdom (the location of the custodian as a holder of Ordinary Shares not being relevant in this context). In any other case, any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to stamp duty or SDRT.

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

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed an amount equal to two and one half times the Company’s consolidated share capital and aggregate reserves, but after: adjustments for the variation to share capital and aggregate reserves since the latest audited consolidated balance sheet; deducting distributed and proposed distributions not previously provided out of profits earned prior to the date of the latest audited consolidated balance sheet, any amount attributable to non-Group shareholders in subsidiaries of the Company and any debit balance on the combined or Group income statement, unless sanctioned by an ordinary resolution of the Company; adding back any goodwill on the acquisition of businesses that had been previously set off against reserves to the extent that the businesses have not been discontinued or disposed of and after deducting any permanent decrease in the value of these businesses; and making such adjustments as the auditors may consider appropriate.

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

Rights Attaching to Ordinary Shares

Under English law, dividends are payable on the Company’s Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act 1985. Holders of the Company’s Ordinary Shares are entitled to receive final dividends as may be declared by the directors and approved by the shareholders in general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

The Company’s Board of Directors may declare and pay such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of the Company).

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company.

Voting Rights of Ordinary Shares

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

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are three kinds of which the most frequent will be ordinary or special resolutions:

•	an ordinary resolution, which includes resolutions for the re-election of directors, the approval of financial statements, the declaration of dividends, other than interim dividends, the appointment and re-appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

•	a special resolution, which includes resolutions amending the Company’s memorandum and articles of association, disapplying statutory pre-emption rights or changing the Company’s name; and

•	an extraordinary resolution, which includes resolutions modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up.

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

Rights in a Winding-Up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up the balance of assets available for distribution:

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

Deferred Shares

Following the redenomination of share capital on 23 January 2006 the Ordinary Shares’ nominal value became US 20¢ each. There were no changes to the rights or obligations of the Ordinary Shares. In order to comply with the Companies Act 1985, a new class of Sterling shares was created, Deferred Shares, which were issued and allotted as fully paid to the Chief Executive Officer. These Deferred Shares have no voting or dividend rights and on winding up only are entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional $1,000 each.

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

PART I			Page
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	165-168
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	12, 23-26
Item 4	Information on the Company
	A	— History and Development of the Company	5
	B	— Business Overview	2-3, 6-15, 80, 82
	C	— Organisational Structure	6, 138
	D	— Property, Plants and Equipment	15
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	28-41, 45-46
		— Under US Accounting Principles	47
	B	— Liquidity and Capital Resources	43-44
	C	— Research and Development; Intellectual Property	14-15
	D	— Trend Information	42
	E	— Off Balance Sheet Arrangements	46
	F	— Tabular Disclosure of Contractual Obligations	46
	G	— Safe Harbor	3
Item 6	Directors, Senior Management and Employees
	A	— Directors and Senior Management	49-50
	B	— Compensation	58-67
	C	— Board Practices	51-56, 58, 59
	D	— Employees	22, 82
	E	— Share Ownership	22, 57-67, 105-109
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	57, 163
		— Host Country Shareholders	163
	B	— Related Party Transactions	46, 120
	C	— Interests of Experts and Counsel	n/a
Item 8	Financial Information
	A	— Consolidated Statements and Other Financial Information	69-133, 143-157
		— Legal Proceedings	16
		— Dividends	2, 159
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing details	160
	B	— Plan of Distribution	n/a
	C	— Markets	163
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	172-174
	C	— Material Contracts	10
	D	— Exchange Controls	164
	E	— Taxation	169-171
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a
	H	— Documents on Display	57
	I	— Subsidiary Information	138

PART I — (continued)		Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	45-46
Item 12	Description of Securities Other than Equity Securities	n/a

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	54-56
Item 16	[Reserved]
Item 16A	Audit Committee Financial Expert	51-53
Item 16B	Code of Ethics	55
Item 16C	Principal Accountant Fees and Services	55-56
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	163

PART III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	69-133, 143-157
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL reconstruction	Tissue reconstruction of the anterior cruciate ligament (ACL) in the knee. The most common procedures for ACL reconstruction involve harvesting ligament or tendon tissue from the patients’ own body to replace the torn ligament.

ADR	In the US, the Company’s Ordinary Shares are traded in the term of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the term of American Depositary Shares (“ADSs”).

Access	A product group within endoscopy comprising fluid management and insufflation devices for surgical access.

Advanced Wound Management products	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual General Meeting of the Company.

Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging.

CADEX	Starch like polymer for cleaning and absorbing fluid in wounds.

Chronic and acute wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers. Acute wounds are those for which healing times can be reasonably predicted such as surgical and post-operative wounds.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Class III medical device	A medical device that requires pre-market approval by the relevant regulatory body in the US or Europe.

Companies Act	Companies Act 1985, as amended, of Great Britain.

Debridement	A medical treatment or surgical procedure to remove dead tissue and other unwanted material from a wound to aid healing.

Demineralised bone matrix	Cortical bone processed from donors; primarily used as a bone void filler.

Digital operating room	The digital operating room is a custom-designed operating room solution providing auto-video connectivity, medical device control, integration with hospital information systems and surgical documentation devices for medical facilities to help improve efficiency, cost effectiveness and, by extension, patient care.

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.

Term	Meaning

FDA	US Food and Drug Administration.

FAS	A Financial Accounting Standard which is part of US GAAP.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

Fracture casting	A product group comprising products that are used externally to immobilise a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IDET procedure	Intradiscal Electrothermal Therapy (IDET) is a thermal procedure intended for the shrinkage and decompression of the spinal disc to treat patients with annular disruption of contained herniations.

IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board as adopted by the EU.

Insufflation	The use of carbon dioxide to inflate body cavities during endoscopic surgery to enable surgeons to view internal organs.

Intramedullary nail system	Stainless or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Products that comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma devices such as rods, pins, screws, plates and external fixation used to treat bone fractures.

Orthopaedic reconstruction	Joint replacement systems for knees, hips and shoulders and support products such as computer assisted surgery and minimally invasive surgery techniques.

Orthopaedic trauma and clinical therapies	Trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products comprise a joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.

OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.

Papain urea	Papain urea is a compound of an enzyme extracted from papaya and an organic wound softening agent.

Parent	Smith & Nephew plc.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Repair	A product group within endoscopy comprising specialised devices, fixation systems and bioabsorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

Term	Meaning

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom.

US	United States of America.

US Dollars, US $, cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.

US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMITH & NEPHEW plc
(Registrant)

By:	/s/ PAUL CHAMBERS
Name:	Paul Chambers
Title:	Company Secretary

London, England
March 10, 2006

EXHIBIT INDEX

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith
1 (a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

(b)	Articles of Association		X

4 (a)(i)	Material contract: Sale and Purchase Agreement and Appendices dated 16 December 2005 by and among Beiersdorf AG, Primavera Luxembourg International SA, Smith & Nephew (Overseas) Limited, Smith & Nephew SAS, Smith & Nephew SA, Smith & Nephew plc and Deukalion Sechzigste Vermogensverwaltungs GmbH		X

4 (c)(i)	Service Agreement of Sir Christopher O’Donnell	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005

(ii)	Service Agreement of Peter Hooley	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005

(iii)	Service Agreements of David Illingworth		X

(iv)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991

(v)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991

(vi)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

(vii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

(viii)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

(ix)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001

(x)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xi)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

(xii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith
(xiii)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

(xiv)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xv)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xvi)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

(xvii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

(xviii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

(xix)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

(xx)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000

(xxi)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991

8	Principal Subsidiaries		X

12 (a)	Certification of Sir Christopher O’Donnell, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

(b)	Certification of Peter Hooley filed pursuant to Exchange Act Rule 13a – 14(a)		X

13 (a)	Certification of Sir Christopher O’Donnell and Peter Hooley furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1	Consent of Independent Registered Public Accounting Firm		X