Form 20-F
period 2006-12-31
SMITH & NEPHEW PLC
filed 2007-03-28
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 943,482,941 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

Large Accelerated Filer  ☒                            Accelerated Filer  ☐                            Non-accelerated filer   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule

12b-2 of the Exchange Act).    Yes  ☐     No  ☒

INTRODUCTION AND FINANCIAL SUMMARY

The Smith & Nephew Group is a global medical devices business engaged in orthopaedic reconstruction, orthopaedic trauma and clinical therapies, endoscopy and advanced wound management having revenue of over $2.7 billion in 2006. Smith & Nephew plc is the parent company of the Smith & Nephew Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority and it is traded on the London Stock Exchange and on the New York Stock Exchange in the form of ADSs.

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2006. It comprises in a single document the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the Securities and Exchange Commission in the US.

A summary report on the year, the Summary Financial Statement 2006, intended for the investor not requiring the full detail of the Annual Report, is produced as a separate document. The Summary Financial Statement includes a summary review of operations, a summary remuneration report and summary financial statements.

Both the Annual Report and Summary Financial Statement are available on Smith & Nephew’s corporate website at www.smith-nephew.com/investors.

The Group’s fiscal year ends on 31 December of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of US 20¢ each.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 176. The product names referred to in this document are identified by the use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Key Performance Indicators

The Report of the Directors includes a number of measures that management uses as key performance indicators. Underlying growth in revenue is not presented in the accounts prepared in accordance with IFRS and is therefore a non Generally Accepted Accounting Principles (“non-GAAP”) measure. The principal key performance indicators presented in the Annual Report are:

Underlying growth in revenue

Underlying growth in revenue is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-by-like basis. This is done by adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. An explanation of how this non-GAAP measure is calculated is presented in the “Business Overview” on page 28.

The Group believes that the tabular presentation and reconciliation of revenue growth from reported to underlying assists investors in their assessment of the Group’s performance in each business segment and for the Group as a whole.

Underlying growth in revenue is considered by the Group to be an important measure of performance in terms of local functional currency since it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis. Revenue growth at constant currency is important in measuring business performance compared to competitors and compared to the growth of the market itself. The Group’s annual bonus incentive plans include an element which relates to revenue growth performance in which targets are set and performance measured in constant currency excluding the step-change impact of acquisitions.

The Group considers that the revenue from sales of products acquired in business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition there will usually be a further step change in the following year. A measure of growth excluding the effects of business

i

combinations also allows senior management to evaluate the performance and relative impact of growth from the existing business and growth from acquisitions. The process of making business acquisitions is directed and approved from the Group Corporate centre in line with strategic objectives and also funded centrally.

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally for the first two years. The Group’s management considers that both the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures neither of which management use exclusively.

Basic adjusted earnings per ordinary share (“EPSA”) and adjusted attributable profit

Growth in EPSA is a measure which presents the trend growth in the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. EPSA growth is also the key measure used for remunerating senior management in order to align the interests of senior management with those of investors. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans), therefore, focuses primarily on profit and earnings before these items.

The items to be adjusted are identified in principle as those for which the Group presents separate lines and headings in its income statement in accordance with IAS 1 Presentation of Financial Statements, in order to better enable an understanding of the Group’s financial performance. Specifically, the Group has identified the following items, where material, as those to be identified separately: acquisition and disposal related items including amortisation of acquisition intangible assets; significant restructuring events; and gains and losses arising from legal disputes and uninsured losses. A reconciliation of attributable profit to adjusted attributable profit, which represents the numerator used in the EPSA calculation, is presented in “Selected Financial Data” on page 165.

EPSA is a permitted measure under IFRS but not under US GAAP. The material limitation of EPSA is that it excludes significant income and costs that have a direct impact on current and prior years’ profit attributable to shareholders. It does not, therefore, measure the overall performance of the Group presented by the GAAP measure of earnings per share. The Group considers that no single measure enables it to assess overall performance and therefore it compensates for the limitation of the adjusted earnings per share measure by considering it in conjunction with the GAAP measure of earnings per share. Gains or losses which are identified separately arise from irregular events or transactions. Such events or transactions are authorised centrally and require a strategic assessment to be made which includes consideration of financial returns, generation of shareholder value and the impact on the Group’s accounts. Amortisation of acquisition intangibles will occur each year, whilst other excluded items will disappear over time; some items may appear irregularly depending on the events that give rise to such items.

Presentation

The results of the Group, as reported in US Dollars, are affected by movements in exchange rates between US Dollars and overseas currencies. The Group used the average exchange rates prevailing during the year to translate the results of overseas companies into US Dollars. The currencies which most influenced these translations in the years covered by this report were Sterling and the Euro.

The Group Accounts of Smith & Nephew in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Except as where stated otherwise, the translation of US Dollars and cents to pounds Sterling and pence appearing in this Annual Report has been made at the noon buying rate in The City of New York for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 15 March 2007, the Noon Buying Rate was US$1.94 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

Financial Summary

Financial Highlights

	2006 $ million		2005 $ million
Revenue	2,779		2,552
Trading profit	571		517
Operating profit	537		422
Attributable profit for the year	745		333
Adjusted attributable profit	425		397
Basic earnings per Ordinary Share	79.2	¢	35.5	¢
EPSA	45.2	¢	42.3	¢
Dividends per Ordinary Share (i) (ii)	10.81	¢	5.60	p

(i)	The Board has declared a second interim dividend of 6.71¢ per share which together with the first interim dividend of 4.10¢, makes a total for 2006 of 10.81¢. All shareholders will receive the Sterling equivalent of 3.41p per Ordinary share. The second interim dividend will be paid on 11 May 2007 to shareholders on the register at the close of business on 20 April 2007.
(ii)	Dividends in 2005 were declared in pence.

Change in Functional and Reporting Currency

As the Group’s principal assets and operations are in the US and the majority of its operations are conducted in US Dollars, the Group changed its presentational currency from Pounds Sterling to US Dollars with effect from 1 January 2006. The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. Financial information for prior periods has been restated from Pounds Sterling into US Dollars in accordance with IAS 21.

Restatement and Change in Accounting Policies

Prior year Income Statements and Balance Sheets have been restated for the following items:

a)	To correct the method of calculating the elimination of intra-group profit carried in inventory, the effect of which is to reduce the amount of overhead expense included in inventory valuation. The impact of correcting this error is to reduce inventory at 31 December 2005 by $53m (2004 — $49m) and trading profit for the year ended 31 December 2005 by $9m (2004 — $8m). In addition, deferred tax assets at 31 December 2005 increased by $17m (2004 — $16m) and taxation for the year ended 31 December 2005 reduced by $3m (2004 — $3m).

b)	To correct the classification of certain indirect production overhead expenses from Administration expenses to Cost of goods sold. There is no effect on inventory or trading profit. In the year ended 31 December 2005 Cost of goods sold is increased by $37m (2004 — $39m) and Administrative expenses reduced accordingly.

c)	A change in accounting policy for the recognition of the death-in-service benefits liability in the UK pension plan. Under IFRS alternative treatments are permissible however management believes that it is more appropriate to apply the projected unit credit method rather than the value at risk approach previously adopted as this better reflects the Group’s obligations and costs. The effect was an increase of $17m in Retirement benefit obligation at 31 December 2006 (2005 — $16m, 2004 — $20m) and a decrease in deferred tax liabilities of $5m (2005 — $5m, 2004 — $6m). There was an immaterial impact on trading profit and finance income in all years presented.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our trading margins discussed under “Outlook and Trend Information” are forward-looking statements as are discussions of our product pipeline and discussions of the costs of future revisions of the macrotextured knee product under “Recent Developments”, “Legal Proceedings” and “Operating and Financial Review — Liquidity and Prospects”. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “target”, “well-placed” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under “Risk Factors” on page 21 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 20 March 2007. All written and oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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

CONTENTS

Report of the Directors	3 – 72

Description of the Group	3

Operating and Financial Review (“OFR”), Liquidity & Prospects (i)	27

Corporate Governance	51

Remuneration Report	61

Group Accounts	73 – 145

Group auditors’ reports	75

Group income statement	79

Group balance sheet	80

Notes to the Group accounts	83

Parent Company Accounts	147 – 156

Parent Company auditors’ report	147

Parent Company balance sheet	149

Notes to the Parent Company accounts	150

Investor Information	157 – 179

Cross reference to Form 20-F	174

Glossary of Terms	176

Index	179

This Annual Report including the Report of the Directors was approved by the Board of Directors on 20 March 2007.

(i)	A discussion of the Group’s Key Performance Indicators is given in “Introduction and Financial Summary” on pages i and ii.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Group Description

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance” section (pages 51 to 59).

The “Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2006 (pages 61 to 72).

Discussion of the Group’s operating and financial performance liquidity and financial resources for 2006 and 2005 is given in the “Operating and Financial Review, Liquidity and Prospects” (pages 27 to 50).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Strategy

Smith & Nephew is a global business engaged in the development, manufacture and marketing of medical devices in the sectors of orthopaedic reconstruction, orthopaedic trauma and clinical therapies, endoscopy and advanced wound management.

Group History

The Group has a history dating back 151 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937. Today it is a public limited company incorporated in the UK registered in, and conducted under the laws of, England and Wales. The corporate headquarters is in the UK. Operations in countries other than the UK are under the laws of those countries. In November 1999, the Group was listed on the New York Stock Exchange.

In 2001, Smith & Nephew became a constituent member of the FTSE 100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Recent Developments

On 12 March 2007 the Group announced that it had agreed the purchase of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company, for a total of CHF 1,086m ($889m) in cash, including assumed debt. Completion of the agreement is conditional on receipt of competition clearances which are expected to take two to three months. Plus reported revenues of CHF367m ($300m) in 2006 and profit before interest and tax of CHF44m ($36m). The acquisition will be financed by bank borrowings.

In February 2007 the Group commenced a share buy back programme of up to $1.5 billion over the next two years. This followed an assessment of the medium term capital needs of the Group both internally and for acquisitions in which management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders.

During the fourth quarter of 2006 the Group entered into discussions to acquire Biomet, Inc. These discussions were terminated in December.

In July 2006 the Group acquired OsteoBiologics, Inc (“OBI”) for $73m in cash. OBI markets bioabsorbable bone graft substitutes in Europe to repair cartilage defects in the knee and offers the TRUFIT BGS Plug in the US as a bone void filler. OBI has been integrated with the endoscopy business.

In June 2006, the United States Attorney’s Office in Indianapolis, Indiana issued a federal grand jury subpoena to Smith & Nephew’s orthopaedic business at the request of the Department of Justice, Antitrust Division, asking for copies of documents regarding possible violations of federal criminal law, including possible violations of the antitrust laws, relating to the manufacture and sale of orthopaedic implant devices. Four of the business’ major competitors received similar subpoenas. Smith & Nephew is co-operating fully with the United States Attorney. The results of this investigation may not be known for several years. See “Legal Proceedings”.

In May 2006, the Group exited the tissue engineering operations of its advanced wound management business. A rationalisation charge of $68m was recorded in 2005.

On 23 February 2006, Smith & Nephew, together with its partner Beiersdorf AG, sold its joint venture, BSN Medical, to Montagu Private Equity for an enterprise value of €1,030m (the Group’s share was cash proceeds of $562m) resulting in a net profit to the Group of $351m. The Group’s share of the results of BSN Medical and the gain on disposal have been classified as “Discontinued Operations” in accordance with IFRS.

At the beginning of 2006 the orthopaedics business was split into two separate business units, reconstruction and trauma and clinical therapies. Each business has its own management and resources although certain administrative and logistics functions remain shared. Management believes that this divisionalisation will improve focus on markets and customers.

Group Description

In 2006 there were a number of changes to the Board. John Buchanan, Deputy Chairman, was appointed Chairman, replacing Dudley Eustace who retired at the AGM. David J. Illingworth was promoted to the newly created position of Chief Operating Officer and appointed to the Board in February and Adrian Hennah was appointed to the Board as Chief Financial Officer in June, replacing Peter Hooley who retired.

In March 2005 the US Attorney’s Office in Newark, New Jersey issued a subpoena to the Group’s orthopaedic business asking for copies of its consulting, professional service and remuneration agreements with orthopaedic reconstructive surgeons. Four of the divisions’ major competitors received similar subpoenas. The Company is co-operating fully with the US Attorney and providing copies of the requested contracts and additional documents as requested. The results of this investigation may not be known for several years.

In August 2003, Smith & Nephew withdrew from all markets the macrotextured version of its OXINIUM femoral knee component. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe. As at the end of February 2007 revision surgeries had been carried out on affected patients and settlements were agreed with patients in respect of 926 of these revisions. As discussed more fully under “Legal Proceedings”, due to the denial of insurance coverage by certain of the Group’s product liability insurers in respect of existing claims and future claims, a provision of $154m was recorded in 2004, representing unsettled insurance claims and an estimate of claims likely to arise in the future assuming that no further insurance cover is available. After adjusting for costs charged against the provision $38m remains at the end of February 2007 to settle pending and future claims. These estimates constitute forward looking statements that are subject to uncertainties. Depending on the number and average cost of actual revisions, costs to Smith & Nephew may be greater or less than the amount of this provision. See “Legal Proceedings” and “Risk Factors”.

BUSINESS DESCRIPTION

Organisation

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of acquisitions, predominantly in the US but also in Europe, and through continued emphasis on the development and introduction of new products in the Group’s principal markets.

Smith & Nephew is organised currently into four global business units of reconstruction, trauma and clinical therapies, endoscopy and advanced wound management and a separate indirect market unit. Each of the global business units manages its sales directly in twelve international markets — the US, Canada, the UK, Germany, Japan, Australia, Belgium, France, Italy, the Netherlands, New Zealand and Ireland — and takes responsibility for strategy, research and development (“R&D”), manufacturing, marketing, sales and financial performance. The remaining 19 markets in which the Group has operations are managed by country managers who are responsible only for sales and distribution of the Group’s product range, and comprise the indirect market unit.

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

Reconstruction

Overview

Reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery.

The reconstruction business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Implants are also manufactured at small facilities in Tuttlingen, Germany and in Warwick, UK.

The Group’s knee product range is built on two major knee systems: GENESIS II, designed to facilitate the accuracy and efficiency of the operating procedure and provide improved long-term clinical results; and PROFIX, a reconstructive knee system featuring simpler instruments and surgical technique. Both of these systems have a ten year clinical experience. Two major new knee systems JOURNEY and LEGION, a revision system, were added to the product offering in 2006.

Within the hip line, the SPECTRON cemented hip system and the REFLECTION acetabular cup system have documented positive long-term clinical performance. More recently, the success of SYNERGY, a tapered titanium stem system, ANTHOLOGY, a tapered flat stem and BIRMINGHAM HIP RESURFACING (“BHR”), a hip resurfacing system (approved for sale in Quarter 2 2006 in the US) have established Smith & Nephew as a strong player in this product segment. The EMPERION hip system was also launched in 2006 as a modular hip system for primary and revision hip replacement.

The Group has developed and manufactures knee and hip implant components made from oxidised zirconium (OXINIUM) which is patent protected and which management believes possesses improved wear characteristics which may be of significant benefit to younger, more active patients. The OXINIUM manufacturing facility acquired in 2005 in Memphis, Tennessee has improved yields and created additional capacity with further expansion possibilities.

To compete effectively in the growing global reconstruction market, management believes that as well as having a leading edge product range it is important to have a skilled sales force that can build strong relationships with surgeons and to provide high levels of customer service. At the end of 2006 the global sales force numbers 919 of whom 569 serve the US market.

Strategy

Smith & Nephew’s reconstruction strategy is to become the leading innovator of solutions for the active, informed patient. Management believes that by focusing innovation on the needs of the growing demographic segment of younger, more active patients, that Smith & Nephew can become a leader in providing hip and knee implants to these segments. As an example, in the US patients aged 64 and under represent 40% of the primary hip and knee replacement market and management believes this sector is growing at twice the market rate. New product launches such as JOURNEY, LEGION and BHR (in the US) support this strategy.

The reconstruction strategy also calls for investment in major orthopaedic markets around the world. Smith & Nephew intends to further penetrate these markets by expanding its sales force and by introducing new implants that offer a greater level of function for the active patient. The reconstruction business is also investing in strategies to encourage patient demand through integrated information programs including direct-to-consumer, public relations and internet based initiatives.

During 2006 the Group completed the integration of the Leading Kabushiki Kaisah (“Leading Medical”) orthopaedic distributor in Japan which doubled the size of the Group’s reconstruction sales force in Japan and created a strong sales channel with the objective of increasing market share in what management believes to be the second largest orthopaedic market in the world.

New Products

In 2006, the reconstruction business had three major launches: JOURNEY, BHR in the US and EMPERION. The late 2005 launches of LEGION and ANTHOLOGY continued throughout 2006 as well, creating new opportunities for growth. Products launched in 2006 accounted for 15% of sales and management believes that this will accelerate in 2007. JOURNEY, launched in Quarter 2 2006 is a knee replacement designed to offer the patient more natural motion. The BHR launch in the US gave Smith & Nephew the only approved resurfacing product in the US market. The launch program required Smith & Nephew to provide training to all surgeons using the device. The US training efforts for BHR trained 336 surgeons in 2006. This effort will continue into 2007, where the Group expects to see its first competitor enter the market in the second half. In addition, the EMPERION hip modular system was launched in Quarter 3 2006, expanding Smith & Nephew’s offering for primary and revision hips.

The reconstruction business continued to invest in medical education through cadaveric training centres, training meetings, and the use of the MOBILAB mobile training centre. In 2006, the MOBILAB was used in over 40 US locations to provide training to support 2006 product launches and core product offerings.

Recent Regulatory Approvals

In May 2006, the FDA approved the BHR system as the first hip resurfacing system approved for sale in the US, thus providing a unique opportunity for Smith and Nephew to strategically position and maintain itself as an innovative player in the orthopaedic market.

Competition

Management estimates that the worldwide reconstruction market (excluding the spine segment) served by the Group grew by 8% in 2006 and is currently worth more than $9 billion per annum. Management believes that Smith & Nephew holds a 9% share of this market by value.

Group Description

Principal global competitors in the orthopaedic reconstruction market and their estimated 2006 global shares, are Zimmer (29%), Stryker (20%), DePuy/Johnson & Johnson (22%) and Biomet (11%).

Trauma and Clinical Therapies

Overview

Trauma and Clinical Therapies products comprise trauma products and associated clinical therapies. Trauma products consist of internal and external fixation devices and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies consist of products applied in an orthopaedic office or clinic setting and in 2006 comprised the areas of bone growth stimulation and joint fluid therapy.

The trauma and clinical therapies business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Trauma fixation products are also manufactured at the facility in Tuttlingen, Germany and by third party manufacturers.

Within the trauma business, internal fixation products, such as the TRIGEN intramedullary nail system, the PERI-LOC locked plating system and the IMHS CP hip fracture device and external fixation systems such as JET-X and TAYLOR SPATIAL FRAME provide orthopaedic surgeons a comprehensive offering of products to address trauma and deformity correction procedures. Orthobiologic products, including VIAGRAF demineralised bone matrix are also offered for use in conjunction with reconstructive and trauma surgeries.

The EXOGEN line of ultrasonic bone healing stimulators and SUPARTZ hyaluronic acid joint fluid therapy are the main products in the clinical therapies sector. EXOGEN is the only ultrasound technology approved to treat fractures that have failed to heal (known as non-unions) and the only bone stimulator approved to help specific fresh fractures heal faster. In March 2006, the FDA approved a label amendment for SUPARTZ allowing physicians to choose as few as three weekly injections for their patients with osteoarthritis knee pain if the physician judges the patients would experience benefit. Previously, the FDA approved a course of five weekly injections only. SUPARTZ is manufactured by Seikagaku Corporation of Japan, a pioneer in the area of glycoscience research and development.

At the end of Quarter 2 2006, the Group and a Swedish company, Q-MED AB (“Q-MED”), formed a strategic alliance to develop and commercialise Q-MED’s proprietary technology for the production of stabilised non-animal hyaluronic acid, NASHA, for the management of orthopaedic conditions and diseases. The immediate impact of the alliance is a licensing and supply agreement that grants Smith & Nephew the global exclusive right to market, sell and distribute DUROLANE (currently only approved in Europe and Canada), a single-injection hyaluronic acid therapy for the treatment of osteoarthritis of the hip and knee.

To compete effectively in the growing global orthopaedic trauma market, management believes that as well as having a leading edge product range it is important to have a skilled sales force that can build strong relationships with surgeons and to provide high levels of customer service. At the end of 2006 the global sales force numbers 472 of whom 255 serve the US market.

Strategy

Smith & Nephew’s trauma and clinical therapies strategy is to deliver growth through innovative product development in its existing core business and expansion into fast-growing market areas including alternative therapies for pain management and fracture healing. Management believes that the trauma and clinical therapies market will continue to grow for the foreseeable future. This is largely attributable to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes, continuous advancements in the surgical treatment of fractures, and the need to manage pain in younger, more active patients.

Smith & Nephew also intends to further penetrate these markets by expanding its sales force and by introducing less invasive and alternative therapies. The Group is also contributing to patient education and empowerment through its websites and other direct-to-consumer activities.

Management believes customers of the Group’s minimal intervention spinal products, including IDET IntraDiscal ElectroThermal Therapy and discography, are better served by the sales channels and increased resources available in the clinical therapies business and the responsibility for this product group transferred from the endoscopy business with effect from January 2007.

New Products

In 2005, the PERI-LOC Periarticular Locked Plating System was launched, this is a trauma plate and screw system used to treat bone fractures which allows the surgeon to save time in the operating room and perform less invasive surgeries. The upper extremity system was launched in Quarter 3 2006. Other key product launches in 2006 included two significant additions to the TRIGEN intramedullary nail system, the INTERTAN Intertrochanteric Antegrade Nail for the treatment of femoral fractures, the META Nail for fractures of the femur and tibia, as well as the EXOGEN 4000+ Bone Healing System.

Recent Regulatory Approvals

In 2006 US approvals were obtained for 6.5mm and 8.0mm Cannulated Screws (April), CAPTION Disposable Platelet Concentrator (May) and PERI-LOC B Plates (September).

Competition

Management estimates that the worldwide orthopaedic fixation market increased by 11% in 2006 and is currently worth more than $3 billion per annum. Management believes that Smith & Nephew holds an 11% share of this market by value.

Principal global competitors in the orthopaedic fixation market and their estimated global shares, are Synthes (45%), Stryker (16%), DePuy/Johnson & Johnson (8%), Zimmer (6%) and Biomet (3%).

Endoscopy

Overview

Smith & Nephew’s endoscopy business, headquartered in Andover, Massachusetts, develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue, articulating joints and vascular structures. The business focuses principally on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

The endoscopy business offers surgeons endoscopic technologies for surgery, including: specialised devices, fixation systems and bioabsorbable materials to repair damaged tissue; fluid management and insufflation equipment for surgical access; digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualisation; and radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting damaged tissue. The business also designs, markets and provides service to its Digital Operating Room suites, which use computer and internet technology to put surgeons and other medical professionals in full control of the operating room environment.

Manufacturing facilities are located currently in Andover and Mansfield, Massachusetts, Oklahoma City, Oklahoma and San Antonio, Texas. The Andover manufacturing facility will close in the first half of 2007. Major service centres are located in the US, the UK, Germany, Japan and Australia.

The global sales force at the end of 2006 was 713 of which 397 serve the US market.

Strategy

Smith & Nephew’s strategic intent is to establish the business as the leading provider of endoscopic techniques for joint and ligament repair. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and payors.

To sustain growth and enhance its market position, the endoscopy business supports its strategy with surgeon education programmes, financing solutions, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards.

New Products

In 2006, Smith & Nephew broadened its joint repair offerings with the launch of its CALAXO Osteoconductive Interference Screw, which is used to secure a graft in ACL reconstruction of the knee. During the 12 months following a procedure the screw is resorbed by the body and compounds within the screw stimulate the natural process of bone formation.

Group Description

The move towards advanced biomaterials was enhanced in July 2006 with the acquisition of OsteoBiologics Inc. The company had developed bioabsorbable bone graft substitutes (“BGS”), which are marketed in Europe and Canada as TRUFIT CB Plugs for the repair of cartilage defects in the knee. In the US, the material is marketed as the TRUFIT BGS Plug, a bone void filler.

Smith & Nephew enhanced its position in the arthroscopic hip repair marketplace with the release of two products: the BIORAPTOR Hip Suture Anchor which is the first device introduced for repair of the hip labrum, the fibrous ring of cartilage which helps stabilise the joint; and the Hip Positioning System which enables a surgeon to access and treat the hip joint using arthroscopic techniques. The device attaches to most standard operating tables, and is designed to gently separate the hip joint, creating space for the surgeon to work.

The launch of the KINSA Suture Anchor provides surgeons with a fast, secure and consistent method of repairing instability of the shoulder. This anchor encases a self-locking, sliding knot, which enables the surgeon to secure the repair without tying knots.

Recent additions to the Digital Operating Room (“Digital OR”) suite of products include the 660HD Image Management System and the CONDOR Control System. The former can digitally capture, edit, export and print high-definition endoscopic surgical images. These images can then be stored with patients’ electronic medical records. The CONDOR Control System enables the medical staff to send commands to medical devices, digital cameras, image management systems and other operating room components using voice commands or a wireless touch panel.

Recent Regulatory Approvals

During 2006, the endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: KINSA suture anchor for shoulder instability repair; expanded indications for BIORAPTOR and TWINFIX Ti to include repair of the hip labrum; Levelert and Remote Control accessories for the Dyonics 25 Fluid Management System, launched in 2005; 660HD Image Management System; SV420 Single Chip Camera system; and various other arthroscopy instruments and devices.

Competition

Management estimates that the global arthroscopy market in which the business principally participates is worth approximately $2 billion a year and is growing at 9% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Following a reassessment of the global market sizes management believes that Smith & Nephew has a 23% share of the global arthroscopy market.

Smith & Nephew’s main competitors and their estimated shares of the global arthroscopy market are: Arthrex (19%), Mitek/Johnson & Johnson (17%), Stryker (11%) Linvatec/Conmed (9%), and Arthrocare (8%).

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

The business has built its sales and marketing infrastructure in the world’s major markets, largely through investment in additional sales teams particularly in the key markets of the US, Japan and Europe. At the end of 2006 the global sales force was 915 of whom 172 were in the US.

New Products

Management believes that the market will continue the trend towards advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing and clinician time and aftercare in the home.

In 2006, the range of ALLEVYN hydrocellular dressings was extended. Management believes that the new version of ALLEVYN handles up to three times more fluid than the previous version, and that the Non Adhesive variant with sealed and shaped edges provides greater protection against leakage. From a clinician’s perspective, management believes that the improved ALLEVYN optimises the moist wound environment leading to promotion of faster healing of the wound and reduced risk of maceration.

Sales of ACTICOAT have been augmented by the launch in 2005 of ACTICOAT Moisture Control, an antimicrobial barrier dressing with foam and waterproof film layers. The moisture control product provides an effective barrier to bacterial penetration and is designed to help maintain a moist wound environment in the presence of exudate. The ACTICOAT range incorporates the smallest crystallised silver (nanocrystalline silver) used in the treatment of wounds or burns. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing.

2006 was the second full year of VERSAJET, a fluid jet debridement system. Growth in product revenues continue to exceed management expectations, particularly in the US where the product has gained FDA approval for use in burns.

Recent Regulatory Approvals

During 2006, the advanced wound management business secured over 155 medical device and 65 pharmaceutical registration approvals in various markets throughout the world. Among the most significant approvals were those for ALLEVYN Adhesive Improved Fluid Handling CE mark, ALLEVYN Shaped & Sealed CE mark and ACTICOAT Moisture Control CE mark. Both IODOSORB and VERSAJET burns indication received notification in the US and three notification approvals were received in Japan for IV3000, MELOLIN and PRIMAPORE

Competition

Management estimates that the sales value of the advanced wound management market worldwide was $4 billion in 2006, an increase of 9% in the year, and that Smith & Nephew has 17% market share. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that, with approximately half of chronic wounds globally still treated with conventional dressings, there is strong growth potential for advanced technology products.

Worldwide competitors in advanced wound management and their estimated market shares comprise Kinetic Concepts (26%), the Convatec division of Bristol-Myers Squibb (11%), Molnlycke (8%), 3M (7%) and Johnson & Johnson (6%).

Joint Ventures and Discontinued Operations

Joint ventures are those in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other entity under a contractual agreement.

Discontinued operations represent the share of results and gain on disposal of the Group’s joint venture, BSN Medical.

Smith & Nephew owned 50% of the BSN Medical joint venture, which was jointly owned with Beiersdorf AG and was independently managed. BSN Medical comprised traditional woundcare, fracture casting and bandaging and compression hosiery businesses. Results were accounted for using the equity method up to 1 October 2005, whereby 50% of the profit after taxation was incorporated into Smith & Nephew’s income statement as a single line item. Following the Group’s announcement in August 2005 to dispose of BSN Medical, Smith & Nephew and Beiersdorf AG announced in December 2005 that they had signed an agreement to sell BSN Medical to Montagu Private Equity for an enterprise value of €1,030m. This transaction was completed on 23 February 2006.

Group Description

OPERATING ACTIVITIES

SALES, MARKETING AND DISTRIBUTION

Smith & Nephew’s customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, these are largely governmental organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, which receive revenue from private health insurance and governmental reimbursement programmes. In the US, Medicare is the major source of reimbursement for knee and hip reconstruction procedures and for wound healing treatment regimes.

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

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US. Sales to these customers in 2006 each represented approximately 3% of the Group’s worldwide revenue.

In the US the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities. Each business unit operates a separate specialised sales force. In both reconstruction and endoscopy the US sales forces consist largely of independent commissioned sales agents who are managed by a mix of independent agents and the Group’s own managers. These agents are not permitted contractually to sell products that compete with Smith & Nephew’s. In both businesses, products are shipped and invoiced directly to the ultimate customer. The trauma and clinical therapies and advanced wound management businesses in the US operate sales forces of their own employees who market directly to the ultimate customer. In the US, trauma and clinical therapy products are shipped and invoiced directly to the ultimate customer whereas advanced wound management products are shipped and invoiced to a number of large wholesale distributors.

In the other direct markets of the UK, Belgium, Ireland, France, Germany, Italy, Australia, the Netherlands, New Zealand, Canada and Japan the business units manage separate sales forces directly, except in Australia and New Zealand where independent sales agents are used. The sales forces of the direct markets comprise employees and market directly to the ultimate customer.

The indirect markets unit comprises direct selling and marketing operations in Austria, Denmark, Finland, Norway, Poland, Portugal, Spain, Sweden, Switzerland, China, Hong Kong, Korea, Malaysia, Singapore, Thailand, the United Arab Emirates, South Africa, Mexico and Puerto Rico. In these markets reconstruction, trauma and clinical therapies and endoscopy frequently share sales resources. The advanced wound management sales force is separate since it calls on different customers. In all other countries Smith & Nephew sells to third party distributors which market the Group’s products locally.

In Continental Europe, the Group operates three centralised distribution facilities. The reconstruction and trauma businesses operate a facility in Paris which acts as a central holding and consolidation point for Continental European inventory and inventory returns. Product is shipped to Group companies who hold small amounts of inventory locally for immediate or urgent customer requirements. Advanced wound management operates distribution centres at Nijmegen, Netherlands and Gothenburg, Sweden from where inventory is shipped directly to the ultimate customer in most European markets.

SEASONALITY

Smith & Nephew’s revenues are generally at their highest in quarter four of any year. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European autumn and winter seasons which increase revenues of trauma and endoscopy products. Reconstruction revenues are lower in quarter three due to fewer elective surgeries in the summer and higher in quarter four as elective surgeries increase.

MANUFACTURE AND SUPPLY

Where management considers that the Group possesses a core competence its policy is to manufacture products internally whenever possible to ensure quality, regulatory and cost goals are met. The Group invests in the expansion of its manufacturing facilities and equipment to meet these aims. The Group may outsource other manufacturing for several reasons including requirements for specialised expertise, lower costs of production and capacity constraints.

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

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These comprise principally metal forgings and stampings for orthopaedics, optical and electronic sub-components and finished goods for endoscopy, active ingredients and finished goods for advanced wound management and packaging materials for all businesses. Management believes that whilst prices of principal raw materials can be volatile the effect is not material to the Group. Finished goods purchased for resale are primarily SUPARTZ joint lubricant in the trauma and clinical therapies business, the BHR hip resurfacing product in the reconstruction business, screen displays, optical and electrical devices in the endoscopy business and enzyme debrider agents and ACTICOAT in the advanced wound management business.

PROPERTY, PLANTS AND EQUIPMENT

The Group’s principal locations are as follows:

Approximate area
(Square feet 000’s)
Group Head Office in London, England	15
Group research facility in York, England	83
Reconstruction headquarters and reconstruction, trauma and clinical therapies manufacturing facilities in Memphis, Tennessee	686
Reconstruction, trauma and clinical therapies distribution facility in Memphis, Tennessee	102
Trauma and clinical therapies headquarters in Memphis, Tennessee	84
Endoscopy headquarters in Andover, Massachusetts	112
Endoscopy manufacturing facility in Mansfield, Massachusetts	98
Endoscopy manufacturing and distribution facility in Oklahoma City, Oklahoma	150
Advanced Wound Management headquarters and manufacturing facility in Hull, England	546
Advanced Wound Management manufacturing facility in Gilberdyke, England	41
Advanced Wound Management manufacturing facility in Largo, Florida	188

The reconstruction headquarters and reconstruction, trauma and clinical therapies manufacturing facilities in Memphis and the advanced wound management facilities in Hull, Gilberdyke and Largo are freehold while all other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is significant individually to the Group. Where required, the appropriate governmental authorities have approved the facilities.

During 2005 the Group announced the closure of its endoscopy manufacturing facility in Andover, Massachusetts. This will be closed in the first half of 2007; its production has been relocated partly to other endoscopy facilities and partly out-sourced to third party suppliers.

Group Description

RESEARCH AND DEVELOPMENT

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and to continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all four business segments. Expenditure on research and development amounted to $120m in 2006 (2005 — $122m, 2004 — $122m), representing approximately 4% of Group revenue (2005 — 5%, 2004 — 5%).

The Group’s principal research facility is located in York, England. The Group’s research programme seeks to underpin the longer-term technology requirements for its businesses and to provide a flow of innovative products. The Group continues to invest in future technology opportunities, particularly bio-resorbable materials, cell biology and non-invasive healing devices across the Group. In-house research is supplemented by work performed by academic institutions and other external research organisations principally in the UK and the US.

Product development is carried out at the Group’s principal locations, notably in Memphis, Tennessee (reconstruction and trauma and clinical therapies), Andover and Mansfield, Massachusetts (endoscopy) and Hull, England (advanced wound management).

INTELLECTUAL PROPERTY

Management believes that the Group’s policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the research and development carried out by the Group. Patents have been obtained for a wide range of products, including those in the fields of orthopaedic, endoscopic and advanced wound management technologies. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 2,350 existing patents and patent applications.

Smith & Nephew also has a policy of protecting the Group’s products in the markets in which they are sold by registering trademarks as soon as possible under local laws. The Group vigorously protects its trademarks against infringement and currently is not aware of any significant infringement of its trademark registrations. The present trademark portfolio of the Group consists of over 3,250 trademarks and design rights.

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

In addition to maintaining a policy of protecting its market position by the filing and enforcement of patents and trademarks, Smith & Nephew has a policy of opposing third party patents and trademark filings in those areas that might conflict with the Group’s business interests.

In the ordinary course of its business, the Group enters into a number of licensing arrangements with respect to its products. None of these arrangements individually is considered material to the current operations and the financial results of the Group.

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

Group Description

THE BUSINESS AND THE COMMUNITY

CORPORATE RESPONSIBILITY

Smith & Nephew’s aim is to help people live longer healthier and more active lives by repairing and healing the human body with advanced technology products. The Group contributes to the treatment and recovery of patients throughout the cycle of medical care. This is achieved by the design of products and instruments, the training of medical professionals and the procedures used to provide treatment and recovery. Cost effective solutions for healthcare systems are achieved through the use of advanced technology.

The Group prides itself on the strength of its relationship with its clinicians and other professional healthcare customers with whom it has a reputation for product innovation and high standards of customer service. Healthcare economic considerations are integrated into the product development process to ensure that the benefits of the Group’s new products and line extensions not only improve patient outcomes but provide better treatment and procedures for both clinician and patient and contribute to more cost effective solutions for healthcare services.

In developing a sustainable business, Smith & Nephew considers that it has a low impact on the environment and is committed to improving the management of its environment, social and economic impact.

The Group has published a Sustainability Report since 2001. The Group monitors progress and views sustainable development as an integral part of the way the Group does business. The seventh Sustainability Report, which gives detailed information, will be published on the Group’s website in May 2007 at www.smith-nephew.com.

Smith & Nephew’s progress is measured by three leading organisations that assess sustainable development. In 2006, the company was included in the Dow Jones Sustainability Index (“DJSI”) and was named as leader in its sector. In the UK, Smith & Nephew is a member of FTSE4Good and in France, Vigeo publishes an assessment report on Smith & Nephew used by some of the leading investment banks in Europe.

Business Integrity

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from those with whom it does business. The code of standards for suppliers, and the compliance processes for these standards is under continuous development. Smith & Nephew does not give or receive improper financial inducements, either directly or indirectly, for business or financial gain. The Group complies with the industry standards set by Eucomed in Europe and Advamed in the US in its relationships with customers. Accounting records and supporting documents are designed to accurately describe and reflect the business’ transactions and conform to IFRS and US GAAP.

The Group’s Code of Business Principles (available at www.smith-nephew.com/who) governs the way it operates so that it respects stakeholders and seeks to build open, honest and constructive relationships. The Group takes account of ethical, social, environmental, legal and financial considerations as part of its operating methods. Since 2005, the Group has operated a Code of Business Ethics and a Whistleblower Policy for all employees. The success of these actions is demonstrated by the positive responses seen in the 2006 Employee Global Opinion Survey to questions about ethical operation.

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

It is the Group’s practice to develop platform technologies on which to build product ranges. This provides an efficient and cost effective means for product development. A measure of the Group’s success in innovation is the proportion of revenue from new products introduced in the last three years to total revenue. This information for 2006 is: reconstruction 16%, trauma and clinical therapies 26%, endoscopy 28% and advanced wound management 13%.

Health, Safety and Environment Management

The Group has a health, safety and environmental (“HSE”) policy which sets out the Group’s vision, aim, commitment and operating principles with respect to HSE. The Group’s commitment is to:

•	Give due regard to the effects of its operations on the environment and community to create a sustainable business.

•	Provide and maintain a safe and healthy work environment for employees, contractors and visitors.

•	Require each Smith & Nephew business to achieve the HSE standards specified by the policy.

•	Seek to improve HSE performance through continuous evaluation and development of measures to control risk, conserve resources and minimise waste.

•	Recognise, promote and reinforce the responsibility of employees, contractors and visitors to work safely and follow procedures.

In 2006 the advanced wound management factory in Hull, England and the orthopaedics sites in Memphis, Tennessee and Tuttlingen, Germany maintained accreditation of their environmental management systems under IS014001. All Group manufacturing and research sites have designed environmental management systems to deliver cost savings and benefits to the environment. Manufacturing processes are relatively low in environmental impact. Particular emphasis is placed on close control of energy, water consumption and waste in manufacturing and research and development. Improvement targets are set and performance is measured against these targets. Smith & Nephew’s key environmental measurements over the last five years are as follows:

	2006	2005	2004	2003	2002
Emissions to air VOCs (tonnes)	1	1	1	10	20
Emissions to air carbon dioxide (tonnes)	50,359	50,212	48,954	50,160	47,888
Waste (tonnes)	4,759	4,685	3,596	4,054	3,774
Hazardous waste (tonnes)	256	303	234	275	270
Waste recycled (tonnes)	1,189	1,009	767	646	750
Total energy (GwH)	138	139	132	145	137
Water usage (1,000 cu. Metres)	562	480	427	457	433
Discharges/effluent (1,000 cu. Metres)	485	400	384	399	386
Lost time accidents (ii)	0.5	0.6	1.0	0.9	1.4
Lost time ill health (iii)	1.2	1.8	5.6	1.9	10.1

(i)	Totals are for the Group as a whole for the year and therefore include divested businesses.
(ii)	Number of accidents (resulting in a person being unable to work the following day) per 200,000 hours worked.
(iii)	Number of cases of occupational ill health (resulting in a day or more away from work) per 1,000 people employed.

The 2004 hazardous waste figure excludes a spillage of chrome plating materials which occurred at the manufacturing site in Memphis. Working closely with the state authorities, prompt action was taken resulting in a total of 920 tonnes of affected soil being removed from the site to eliminate any possible contamination.

Carbon dioxide emissions are calculated from the energy consumption and are dependent on the mix of energy used. As a result of that mix, emissions rose in 2006 despite a slight fall in total energy consumption.

The rise in non-hazardous waste arose from the introduction, validation and optimising of new processes at the advanced wound management factory in Hull, England.

The fall in hazardous waste was largely the result of a change in the classification of FLAMAZINE burn treatment production waste at Hull, England from hazardous to non-hazardous.

Advanced wound management and the orthopaedics businesses continued to focus on the opportunities to recycle waste leading to a significant increase in 2006.

The increase in water consumption in 2006 arises from increased manufacturing output at Memphis, Tennessee.

The Group continues to show a year on year improvement in its lost time accident and occupational ill health performance.

A full analysis of these measurements and key health and safety performance measures will be included in the 2007 Sustainability Report on the Group’s website when it is published in May 2007.

Group Description

Social responsibility

The Smith & Nephew Code of Business Principles and Code of Ethics governs the Group’s interactions with its stakeholders. This sets out the behaviours and conduct stakeholders can expect from the Group. The Code of Business Principles describes the Group’s values and provides a framework for employees.

Employees

The HR Policy Framework introduced group-wide in 2006 sets the key HR policies, values and behaviours and management principles that provide the structure within which the business units operate and deliver successful results.

Smith & Nephew has a policy of non-discrimination and aims to provide an open environment based on constructive relationships. Smith & Nephew welcomes people with disabilities and makes positive efforts to retain any employee who has a disability. The Group is committed to engaging with employees through the regular and timely dissemination of Group information and encouraging their feedback and ideas. An employee global opinion survey is used every two years as a catalyst for improvements.

The 2006 Global Opinion Survey was completed towards the end of the year and the results communicated to employees by February 2007. The results indicated continued high levels of employee engagement with the values and direction of the Group. 90% of employees said that they were proud to work for Smith & Nephew, 84% believed that they would stay with the Group for the forseeable future and would recommend the Group as a good employer to friends and family. The Group’s employees also told management that it needs to improve ways of working, speed of decision making and strengthen the link between performance and reward. This survey used improved methodology providing a wider scope of measurements and the facility to be able to analyse down to individual departments provided they are of sufficient size. For the first time, it was conducted online only and the Group had a high participation rate of 86%. Details of the results and planned improvement actions will be covered in the next Sustainability Report in May 2007.

In 2006 the Group has continued to assess a number of indicators of employee engagement. These measurements are a useful monitoring tool and alert mechanism for action as well as giving trend indicators of improved performance. Three years data is now available and is building into a useful database.

Internal Appointments

The internal appointments measure is an indicator of how well the Group believes it is developing its employees and the success of the Group’s internal recruitment policy. In 2006 an average of 28.2% (2005 — 23.1%) of vacancies across all parts of the business were filled by internal applicants with over 37% (2005 — 35%) of vacancies filled in the Group’s business units. The target for all employees, realistic in a growth environment, is 40%. During 2006 the Group has started to specifically measure the percentage of management positions filled internally: advanced wound management was 80%; endoscopy was 60%; and the Research centre was 100%. The target for management positions is 70%. In 2007 these figures will be available for the whole Group. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the need to bring in new ideas and approaches that external recruitment brings.

Labour Turnover

For the last three years the Group measured both general voluntary labour turnover and turnover relating specifically to employees who have been with the business less than two years. The latter measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business.

The average turnover for employees leaving the Group within two years of joining was 6.2% (2005 — 4.3%) ranging from 2.1% — 15.2% for the year. The average labour turnover figures are within the expected level for businesses in the Group’s sector. Average labour turnover in the Group’s business units was 2.8%.

Training and Development Investment

The Group is committed to providing training and information so that all employees can make the best contribution possible. Learning and development programmes are used to attract, retain and develop employees. These programmes are linked to formal performance appraisal and development planning. 2005 saw the development and implementation of a range of training programmes under the banner of Management Excellence. These continue to provide the key management skills required to be successful managers and leaders, covering the requirements of both new and experienced individuals. Further programmes have been added in 2006 and the Group has continued to invest in on-line learning resources to further enable access to training for all employees.

Leadership

The Group continues to develop its current and future leaders to improve the performance of the business. The senior management supports a set of group-wide leadership competencies and management development is a regular item on their meeting agenda. Performance evaluation, coaching and attendance at leadership programmes are utilised.

2005 was the first full year of a Group “leadership excellence programme”, a three-day purpose designed residential course facilitated by a business school coach and this has been continued in 2006. The programme focuses on leadership style and interaction and to date, over 100 senior managers have attended the programme which continues in 2007.

Workplace

Smith & Nephew provides healthy and safe working conditions for all its employees. Health and safety is managed as an integral part of the business and employee involvement is recognised as a key part of the process.

The Group does not use any form of forced, compulsory or child labour. The Group supports the Universal Declaration of Human Rights of the United Nations and respects human rights, the dignity and privacy of the individual, the right of employees to freedom of association, freedom of expression and the right to be heard.

Society and Community

The Group works with national and local government and other organisations to meet its legal and civic obligations, manage its impact on the environment, and contribute to the development of laws and regulations that affect its business. Smith & Nephew values community involvement and is an active member of its local communities and supports employees who undertake community work.

The Group’s principles for charitable giving are based on criteria relevant to its business, with priority given to medical education. Individual company sites support their local communities in a range of charitable causes giving donations of money, gifts in kind and employee time.

The Group realises that its technologies and products do not reach everyone. Project Apollo is a charitable and humanitarian service programme of the orthopaedics business. This links up with physicians and non-profit groups engaged in medical philanthropy who receive donations of Smith & Nephew products with sponsorship and help from the Group’s employees. Teamed with these individuals and organisations, Smith & Nephew considers that this is a way of increasing the impact of charitable giving and the work it undertakes.

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

In 2006, direct donations to charitable and community activities totalled $1,375,000 of which $279,000 was given to the Smith & Nephew Foundation. Smith & Nephew made no political contributions in 2006.

Customers

The Group is committed to providing innovative, cost-effective healthcare solutions benefiting healthcare professionals and their patients through improved treatment, ease and speed of product use and reduced healthcare costs. It will continue to provide education and training support for healthcare professionals and maintain investment in research and development.

In 2006 Smith & Nephew had one of the strongest new product launch programmes in its history particularly in reconstruction where two new hips and two new knees were launched. In addition, Smith & Nephew’s BIRMINGHAM HIP Resurfacing product was approved by the FDA in the US bringing the benefits of this product to the American market.

The Group’s products are designed to be safe and reliable for their intended use and comply with or exceed all legal and regulatory requirements, including those concerning packaging, labelling and user instructions. The aim is to anticipate future standards and requirements promoting health and safety of its customers and patients.

Group Description

Business Partners

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group works only with partners whom it believes adhere to business principles and health, safety, social and environmental standards consistent with its own. Additional work has been done in 2006 to improve the monitoring of supplier standards for service quality and activities relevant to their corporate responsibility.

Economic Contribution

The Group’s business policies are designed to achieve long-term growth and profits — which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Smith & Nephew’s sustainable development depends on its ability to provide a satisfactory economic return.

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

The Group has built expertise in the area of measuring healthcare economics within its advanced wound management business and continues to make good progress in developing similar systems across the business. A description of the principles of healthcare economics and its integration into the business is given in the Sustainability Report.

Looking Ahead

The Group is fulfilling an important role in its areas of expertise. Increased demands are being made on healthcare systems as the baby boomer generation ages and obesity becomes more widespread. More active lifestyles and the increased incidence of diabetes, and other diseases increase also the demand for Smith & Nephew’s products.

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

In reporting sustainability, Smith & Nephew is committed to improved monitoring of its performance in its development as a sustainable business. It has made progress in introducing a range of non-financial Key Performance Indicators. It is intended to introduce these during 2007 for health, safety and environment and social responsibility and to expand economic impact reporting.

EMPLOYEES

The average number of full-time equivalent employees in 2006 was 8,830, of whom 1,776 were located in the UK, 4,087 were located in the US and 2,967 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2006	2005	2004
Reconstruction	2,129	2,081	1,769
Trauma and Clinical Therapies	1,724	1,500	1,247
Endoscopy	1,870	1,788	1,644
Advanced Wound Management	3,107	3,249	3,206

	8,830	8,618	7,866

Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances and operate effectively.

Smith & Nephew operates share option schemes that are available to the majority of employees (for further information see Note 26 of the Notes to the Group Accounts).

Further information about Smith & Nephew employees, management principles and “Vision and Values” is set out in the sustainability report on the Smith & Nephew corporate website.

Group Description

RISK

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

The Group carries product liability insurance to cover exposure as far as practicable. Apart from the macrotextured claims, discussed under “Legal Proceedings”, and “Risk Factors”, there are no individual product liability claims, and no group of similar claims, that are expected to have a material adverse effect on the Group’s financial position.

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

RISK FACTORS

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

The Group maintains insurance against product, employers’ and directors’ and officers’ liabilities, and physical and consequential loss, subject to limits and deductibles. The Group maintains liability provisions to cover known uninsured risks. See “Legal Proceedings”.

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

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). It appears that some patients do not achieve adequate initial fixation and other patients who are able to achieve adequate initial fixation, are not able to maintain it. Smith & Nephew has extensively tested and investigated the cause of these early revisions. An investigation by a group of medical and scientific experts retained and managed by the Group’s defence lawyers concluded that the cause of the limited number of early revisions that have been reported is the textured surface of the implant that apposes bone.

As at 31 December 2006 the total amount paid out to date in settlements, legal costs and associated expenses was $172m of which $60m was recovered from the insurer who provided the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of $112m is due from five other insurers who have declined coverage. Management is taking steps in order to enforce insurance coverage: the Group is preparing its breach of contract suit against certain of its product liability insurers for trial which has been scheduled by the Court for February 2008. A charge of $154m representing the amount outstanding from insurers and an estimate of the cost associated with claims likely to arise in the future assuming that insurance cover continues to be unavailable from these and subsequent excess layer insurers was recorded in 2004. There has been no subsequent change to the original estimated liability.

Medical Device Company Valuations

As a growth industry medical device companies have higher stock market valuations than many other industrial companies. If market conditions change, or other companies in its sector fail to perform, or the Group is perceived to be performing less well than the sector, then the share price of the Group may be adversely affected.

Highly Competitive Markets

The Group’s principal business units compete across a diverse range of geographic and product markets. The markets in which each of the business units operates each contain a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses. The competitive risk in the endoscopy market from the reprocessing and re-use of single use disposable devices such as arthroscopic resection blades declined in the US during 2005 and 2006 but is still a factor in certain countries outside the US.

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

Group Description

Attracting and Retaining Key Personnel

The Group’s continued development depends on its ability to hire and retain highly skilled personnel with particular expertise. This is critical, particularly in research and new product development and in the reconstruction, trauma and clinical therapies and endoscopy sales forces of which the largest are in the US. If Smith & Nephew is unable to retain key personnel in research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected.

Reimbursement

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

Trends in the Healthcare Industry

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

In June 2006, a subpoena was issued to the orthopaedic business by the United States Department of Justice, Antitrust Division, requesting documents for the period beginning January 2001 through to the present relating to possible violations of US antitrust laws, in respect of the manufacture and sale of orthopaedic implant devices. Similar enquiries have been directed to a number of the Group’s US competitors.

In connection with this subpoena, the Group has received six complaints in class action lawsuits alleging violations of the Sherman Antitrust Act. Although the Group intends to vigorously defend itself, any adverse judgement may have a material adverse effect on the Group’s reputation and results of operations and the Group may be required to significantly change some of its existing business practices. In addition, Smith & Nephew’s cooperation with these investigations may divert the attention of management and require the devotion of a substantial amount of time and resources.

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

The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution and marketing of its products, particularly in US, UK and Continental Europe. Such controls have become increasingly demanding and management believes that this trend will continue. Failure to comply with such controls could have a number of adverse consequences, including withdrawal of approval to sell a product in a country or temporary closure of a manufacturing facility.

Patent Infringement Claims

Due to the technological nature of medical devices, the Group is subject to the potential for patent infringement claims. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks in those areas that might conflict with the Group’s business interests. If Smith & Nephew fails to successfully enforce its intellectual property rights, its competitive position could suffer, which could harm its results of operations.

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

Manufacturing and Supply

The Group’s manufacturing production is concentrated at six main facilities in Memphis, Tennessee, Mansfield, Massachusetts, Oklahoma City, Oklahoma, and Largo, Florida in the United States and Hull and Gilberdyke in the United Kingdom. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Management of reconstruction inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. If any of these suppliers is unable to meet the Group’s needs or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. There is currently a risk that supplies of SUPARTZ, which is extracted from rooster combs, may be impacted by the outbreak of avian flu in Asia. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew’s revenue and operating profit.

Currency Fluctuations

Beginning in 2006 the Group adopted the US Dollar as its reporting currency and the functional currency of Smith & Nephew plc changed to the US Dollar. In 2006 49% of Group revenue arose in the US, 22% in Continental Europe, 20% in Africa, Asia, Australia, Canada, New Zealand and Latin America and 9% in the UK. Fluctuations in the exchange rates used to translate the financial statements of operations outside the US into US Dollars had the effect of increasing Group revenue by 1%.

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

Political and Economic Uncertainties

Because the Group has operations in 31 countries, political and economic upheaval in those countries or in the regions surrounding those countries may impact the Group’s results of operations. Political changes in a country

Group Description

could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group’s turnover and operating profit. Terrorist activities and ongoing global political uncertainties, including conflict in the Middle East, could adversely impact the Group.

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

Foreign Exchange Exposure

The Group trades in over 90 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to protect shareholders’ funds by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities wherever practicable. These liabilities take the form of either borrowings or currency swaps. It is the Group’s policy for operating units not to hold unhedged monetary assets or liabilities other than in their functional currencies.

Foreign exchange variations affect trading results in two ways. Firstly on translation of overseas sales and profits into US Dollars and secondly, the currency cost of purchases by Group companies of finished products and raw materials. The principal flows of currency are purchases of US Dollars and Sterling from Euros, Japanese yen and Australian dollars, as well as cross purchases between the US and the UK.

The Group partly mitigates the translational impact on profits through the interest arising on foreign currency borrowings or swaps. The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts.

The Group managed $660m of foreign currency purchase transactions by using forward foreign exchange contracts, of which the major transaction flow is Euros into US Dollars. The Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year. If the Euro were to weaken against US Dollar on average by 10% over the year, the fair value of forward foreign exchange contracts would increase by $9m (2005 — increase by $7m).

Had the Group not transacted forward foreign exchange purchase contracts and if the Euro were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit before taxation in 2006 would have decreased by $29m on account of transactional and translational movements; if the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2006 would have increased by $53m.

The Group’s net cash is exposed to movements in exchange rates. Based upon the net cash position at 31 December 2006 (as detailed in Note 19 of the Notes to the Group Accounts) if the US Dollar were to weaken against all currencies by 10%, the Group’s net cash would decrease by $24m.

At 31 December 2005 the Group had transacted a contingent foreign exchange contract to hedge the anticipated proceeds on the sale of its investment in the BSN Medical joint venture. This contract did not qualify for hedge accounting. The maturing of the contract was contingent on the receipt of the proceeds of sale. Should the sale not have completed no amounts would have been payable or receivable in respect of the contract. The transaction was completed on 23 February 2006.

Interest Rate Risk

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. As at 31 December 2006, the Group had not fixed future interest rates.

Based upon the net cash position at 31 December 2006, a decrease in short-term interest rates across all currencies by one percentage point would decrease the Group’s annual net interest receivable by $2m (2005 — decrease the net interest payable by $3m). The Group’s financial assets and liabilities were principally at floating interest rates and thus their fair values are not directly affected by movements in market rates of interest.

Financial Instruments

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered into to hedge foreign currency purchase transactions and foreign currency assets are accounted for as hedges. As a result, changes in fair values of these financial instruments do not affect the Group’s profit on ordinary activities before taxation.

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

OFR, Liquidity & Prospects

OPERATING AND FINANCIAL REVIEW,

LIQUIDITY AND PROSPECTS

The Operating and Financial Review, Liquidity and Prospects discusses the operating and financial performance of the Group, including the financial outlook and the financial resources of the Group, under the following headings:

The results for each year are compared primarily with the results for the preceding year.

BUSINESS OVERVIEW

Smith & Nephew’s operations are organised into four business units that operate globally: reconstruction, trauma and clinical therapies, endoscopy and advanced wound management. Smith & Nephew believes that its businesses have the opportunities for strong growth due to its markets benefiting from an ageing population, an increase in active lifestyles and trends toward less invasive medical procedures.

Revenue by business segment as a percentage of total revenue was as follows:

	2006	2005	2004
	(%)
Reconstruction	33	32	31
Trauma and Clinical Therapies	18	17	16
Endoscopy	24	24	24
Advanced Wound Management	25	27	29

Total revenue	100	100	100

Revenue by geographic market as a percentage of total revenue was as follows:

	2006	2005	2004
	(%)
Europe (Continental Europe and United Kingdom)	31	31	33
United States	49	49	49
Africa, Asia and Australia and Other America	20	20	18

Total revenue	100	100	100

Trading profit by business segment as a percentage of total trading profit was as follows:

	2006	2005	2004
	(%)
Reconstruction	41	40	40
Trauma and Clinical Therapies	18	17	15
Endoscopy	21	24	25
Advanced Wound Management	20	19	20

Total trading profit	100	100	100

Operating profit by business segment as a percentage of total operating profit was as follows.

	2006	2005	2004
	(%)
Reconstruction	37	46	7
Trauma and Clinical Therapies	19	21	23
Endoscopy	23	26	39
Advanced Wound Management	21	7	31

Total operating profit	100	100	100

Underlying Growth in Revenue

“Underlying growth in revenue” is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-by-like basis. This is done by adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis.

“Underlying growth in revenue” reconciles to growth in revenue reported in accordance with IFRS by making two adjustments, the “constant currency exchange effect” and the “acquisitions effect”, described below. The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which

OFR, Liquidity & Prospects

do ultimately have a significant impact on total revenues. The Group measures the performance of local managers using underlying growth in revenue whilst the Group’s management additionally considers GAAP revenue each quarter and further assesses the excluded items by monitoring against internal budget amounts

The “constant currency exchange effect” is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales. This is measured as the difference between the increase in revenue translated into US Dollars on a GAAP basis (i.e. current year revenue translated at the current year average rate, prior year revenue translated at the prior year average rate) and the increase measured by translating current year revenue into US Dollars using the prior year average rate.

The “acquisitions effect” is the measure of the impact on revenue from newly acquired business combinations. This is calculated by excluding the revenue from sales of products acquired as a result of a business combination consummated in the current year, with non-US Dollar sales translated at the prior year average rate. Additionally, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired in those business combinations consummated in the previous year, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported growth in revenue by business segment reconciles to underlying growth in 2006 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Reconstruction	11	(1)	–	10
Trauma and Clinical Therapies	13	–	–	13
Endoscopy	10	(1)	–	9
Advanced Wound Management	3	(2)	–	1

Total revenue	9	(1)	–	8

Reported growth in revenue by business segment reconciles to underlying growth in 2005 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Reconstruction	15	–	(1)	14
Trauma and Clinical Therapies	20	–	–	20
Endoscopy	8	–	–	8
Advanced Wound Management	4	–	–	4

Total revenue	11	–	–	11

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

In reconstruction, improvements in technology have lengthened the effective life of implants and have facilitated the implantation of knees and hips in relatively young patients thereby improving the quality of life for a new generation. Management believes that the creation of separate global business units in 2006 for reconstruction and trauma and clinical therapies has increased focus and resulted in increased revenue growth for both businesses.

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

In order to take advantage of the expanding markets the Group must continually develop its existing and new technologies and bring new products to its customers. Expenditure on research and development in 2006 represented 4% of Group turnover and products launched within the last three years represented 20% of Group turnover.

Currency Movements

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group attempts to manage the impact of exchange rate movements on cost of goods sold by a policy of purchasing forward all its foreign currency commitments when firm purchase orders are placed. In addition, businesses are required to purchase forward a minimum of 50% of their forecast foreign currency requirements on a twelve-month rolling basis. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. This exposure is offset partly because the Group incurs interest in currencies other than US Dollars on its indebtness denominated in currencies other than US Dollars. See “Financial Position, Liquidity and Capital Resources”.

Other

Other than national governments seeking to control or reduce healthcare expenditure, (see “Risk Factors – Reimbursement”) management is not aware of any governmental economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Critical Accounting Policies

The Group’s significant accounting policies, and those elective exemptions taken by the Group on the adoption of IFRS in accordance with IFRS1, are set out in Note 2 of the Notes to the Group Accounts. Of those the policies which require the most use of management’s judgment are as follows:

Inventories

A feature of the reconstruction and trauma businesses (whose finished goods inventory makes up 54% of the Group total finished goods stock) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to reconstruction and trauma inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

OFR, Liquidity & Prospects

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

Retirement Benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, trading profit and finance income. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example a 1% increase in discount rate would reduce the combined UK and US pension plan deficit by $155m whilst a 1% decrease would increase the combined deficit by $193m. A 1% increase in discount rate would decrease profit before taxation by $3m whilst a 1% decrease would increase it by $1m. A one year increase in the longevity of a 60 year old male pension plan member in both the UK and US would increase the combined deficit by $33m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The discount rate is determined by reference to market yields on high quality corporate bonds at the balance sheet date. The Group selects its discount rate by benchmarking against published indices and by consultation with its actuaries. The principal index used for benchmarking is the iBOXX Corporate AA index for bonds with terms consistent with the estimated defined benefit payments.

See Note 33 of the Notes to the Group Accounts for a summary of how the assumptions selected in the last three years have compared with actual results.

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

The estimation of the liability for the costs of the macrotextured product withdrawal for which coverage has been declined is dependent upon two main variables. These are, the number of implant revisions that will ultimately be required and the average cost of settlements with patients. The estimate of the remaining number of implant revisions is based on trends to date and the advice of external statistical and other advisors. If the actual number remaining was double the current estimate the cost would increase by approximately $20m. If the average cost of settlement of the estimated claims outstanding or not yet notified should rise by 20% the cost would increase by $8m.

The Group operates in numerous tax jurisdictions around the world. Although it is Group policy to submit its tax returns to the relevant tax authorities as promptly as possible, at any given time the Group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge management takes into account the views of internal and external advisors and updates the amount of provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

2006 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report. The Group’s Accounts are prepared in accordance with IFRS, as adopted in the EU, which differ in certain respects from US GAAP. Reconciliations reflecting the effect of the significant differences between IFRS and US GAAP are set forth in Note 40 of Notes to the Group Accounts.

Financial Highlights of 2006

Group revenue was $2,779m for the year ended 31 December 2006, representing 9% growth compared to 2005. Underlying growth in revenue was 8% and translational currency added 1%.

Profit before taxation was $550m, compared with $428m in 2005. Attributable profit was $745m compared with $333m in 2005. Adjusted attributable profit (calculated as set out in “Selected Financial Data”), rose 7% to $425m from $397m.

Basic earnings per Ordinary Share were 79.2¢ , a 123% increase compared to 35.5¢ for 2005. EPSA (as set out in “Selected Financial Data”) was 45.2¢ compared to 42.3¢ for 2005, representing a 7% increase. The loss of earnings from the divested BSN joint venture, net of interest income on the proceeds, reduced growth in EPSA by an estimated 3%, whilst losses, integration costs and interest expense arising from the acquisition of OBI reduced growth by a further 1%. The loss of favourable interest rate differentials between US Dollar borrowings and Sterling cash deposits in 2005 further diluted earnings by 3%.

Fiscal 2006 Compared with Fiscal 2005

The following table sets out certain income statement data for the periods indicated:

	2006	2005
	($ million)
Revenue (i)	2,779	2,552
Cost of goods sold (ii)	(769)	(754)

Gross profit	2,010	1,798
Marketing, selling and distribution expenses (iii)	(1,092)	(991)
Administrative expenses (iv)	(286)	(290)
Research and development expenses	(120)	(122)
BSN agency and management fees	25	27

Operating profit (i)	537	422
Net interest receivable	10	9
Other finance income/(costs)	6	(5)
(Loss)/gain on hedge of the sale proceeds of the joint venture	(3)	2

Profit before taxation	550	428
Taxation	(156)	(126)

Profit from continuing operations	394	302
Discontinued operations — share of results of the joint venture	–	31
Discontinued operations — net profit on disposal of the joint venture	351	–

Attributable profit for the year	745	333

(i)	Group revenue, trading profit and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 35-37.
(ii)	In 2005 includes $53m of restructuring and rationalisation expenses.
(iii)	In 2005 includes $7m of restructuring and rationalisation expenses.
(iv)	In 2006 includes $20m of bid related costs and $14m of amortisation of acquisition intangibles (2005 — $24m of restructuring and rationalisation expenses and $11m of amortisation of acquisition intangibles).
(v)	Items detailed in (ii), (iii) and (iv) are excluded from the calculation of trading profit.

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of importance, Europe, UK, Australia and Japan, and revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.24 to $1.27 (+2%); the pound Sterling strengthened from $1.81 to $1.86 (+3%); the Australian dollar was unchanged at $0.76; and the Japanese yen weakened from 111 to 116 (- 4%).

The Group’s principal manufacturing locations are in the US (reconstruction, trauma and endoscopy) and in the UK (advanced wound management). The Group’s selling and distribution subsidiaries around the world purchase finished products from these locations in their local currencies which are principally those outlined in the previous paragraph. As a result of currency movements compared with the previous year purchases from the US became relatively cheaper whilst purchases from the UK became more expensive. The group’s policy of purchasing forward a proportion of its currency requirements mitigated the impact of these movements to some extent. Overall there was a broadly neutral impact on trading profit and trading margin compared with the previous year.

OFR, Liquidity & Prospects

Revenue

Group revenue increased by $227m (9%) to $2,779m from $2,552m. Underlying revenue growth was 8% and favourable currency translation, reflecting the strength of the pound Sterling and Euro relative to the US Dollar, added 1%.

Reconstruction revenues increased by $90m or 11% of which 10% was underlying growth and 1% was due to favourable currency translation. Trauma and clinical therapies revenues increased by $59m or 13% all of which was underlying growth. Endoscopy revenues increased by $59m or 10%, of which 9% was underlying growth and 1% was due to favourable currency translation. Advanced wound management revenues increased by $19m or 3%, of which 1% was underlying growth and 2% due to favourable currency translation.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 35-37.

The Group’s sales force, which includes independent commissioned sales agents, increased by 5% to 3,292 during 2006. Reconstruction increased by 2%, trauma and clinical therapies by 15%, endoscopy by 4% and advanced wound management by 2%.

Cost of goods sold

Cost of goods sold at $769m increased by $15m from $754m in 2005, which included $53m of restructuring and rationalisation costs related to the closure of the endoscopy factory and exit from tissue engineering. Other movements were an improvement of $14m following the exit from tissue engineering and an additional charge of $10m due to an increase in inventory provisions. Adjusting for these factors cost of goods sold grew broadly in line with revenue.

Further margin analysis is included within the Trading Profit sections of the individual business segments that follow on pages 35-37.

Marketing, selling and distribution expenses

These expenses increased by $101m to $1,092m from $991m in 2005 which included $7m of restructuring and rationalisation costs. The increase was principally due to increases in selling and marketing costs in reconstruction in support of three major product launches in the year, the LEGION and JOURNEY knees and the BHR in the US and headcount additions in endoscopy to accelerate revenue growth.

Administrative expenses

Administrative expenses were $4m lower than in 2005. Costs of $20m, relating to the failed bid to acquire Biomet Inc., are included. In 2005, $24m of restructuring and rationalisation costs were incurred in impairing the intangible assets of the tissue engineering business which was to be exited. In 2006 the charge for amortisation of acquisition intangible assets was $14m and in 2005, $11m, with the increase largely attributable to the acquisition of OBI. Expenses decreased by $3m which was due to effective expense management in reconstruction and a reduction in the Group’s insurance costs.

Research and Development expenses

Expenditure as a percentage of revenue fell from 4.8% to 4.3% caused by sales leverage as expenses were held flat. The Group continues to invest in innovative technologies and products to differentiate itself from competitors and, in 2006, 20% of the Group’s revenue was from products introduced in the last three years.

BSN Medical agency and management fees

Agency and management fees of $25m were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew and is intended to be for a transitional period only. Fees were lower than 2005 by $2m due to a further reduction in the number of shared service agreements somewhat offset by a small translation benefit from the strengthening of the Euro against the US Dollar.

Operating profit

Operating profit increased by $115m to $537m compared with $422m in 2005, comprising increases of $4m in reconstruction, $11m in trauma and clinical therapies, $14m in endoscopy and $86m in advanced wound management.

Net interest receivable

The receipt of proceeds from the BSN Medical disposal enabled borrowings to be repaid in 2006 whilst the change to US Dollar reporting and functional currency resulted in the repayment from cash balances of borrowings used for net asset hedging. Overall net interest receivable moved favourably by $1m from $9m to $10m. Interest income fell by $8m from $27m in 2005 to $19m in 2006. Net interest income benefited by $26m from the proceeds of the disposal of BSN Medical but suffered by $20m from the loss of favourable interest rate differentials between US Dollar borrowings and Sterling cash deposits received in 2005. Interest on the cost of OBI was $2m.

Other finance income/(costs)

Income of $6m compares with expense of $5m in 2005 with the improvement due to the increase in defined benefit pension plan assets created by special funding contributions in 2005, further funding payments in 2006 and higher market values.

(Loss)/gain on the hedge of the sale proceeds of the joint venture

A financial instrument was purchased in December 2005 to hedge the anticipated proceeds of the BSN Medical disposal from Euros into US Dollars. This matured in 2006 on completion of the disposal of the joint venture resulting in a loss of $3m compared with a fair value gain recognised in 2005 of $2m.

Taxation

The taxation charge rose by $30m to $156m in 2006. The effective rate of tax before discontinued operations was 28.9%, compared with 29.3% in 2005. The taxation charge was reduced in 2006 by $6m as a consequence of the taxation benefit on bid related costs and in 2005 by $29m as a consequence of the restructuring and rationalisation expenses.

Discontinued operations — net profit on disposal of the Joint Venture

On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562m. The net profit of $351m on the disposal of the joint venture is after a credit of $14m for cumulative translation adjustments, charges of $27m for transaction and associated costs, provision for indemnity of $3m and a credit from the release of unutilised taxation provisions of $23m.

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2006	2005
	($ million)
Non-current assets	1,586	1,420
Current assets	1,645	1,338
Held for sale - investment in joint venture	—	218

Total assets	3,231	2,976

Non-current liabilities	241	529
Current liabilities	816	1,012

Total liabilities	1,057	1,541
Total equity	2,174	1,435

Total equity and liabilities	3,231	2,976

Non-current assets increased by $166m from $1,420m in 2005 to $1,586m in 2006. Intangible assets increased by $158m of which $81m related to the acquisition of OBI, $61m came from additions to other intangibles and currency translation added $35m. Amortisation reduced the balance by $24m. Property, plant and equipment increased by $46m comprising additions of $170m, currency translation of $30m less depreciation of $142m and net book value of disposals of $12m.

Current assets increased by $307m from $1,338m in 2005 to $1,645m in 2006. $195m of this increase was as a result of cash and bank balances increasing as a consequence of selling the BSN Medical joint venture for net cash proceeds of $562m (the balance was used to reduce long-term borrowings within non-current liabilities and borrowings within current liabilities). Translational exchange on inventories and receivables added $50m. The remaining increase in current assets was as a result of an increase in inventories of 7% and an increase in receivables of 10% which reflect the 9% increase in Group revenue.

OFR, Liquidity & Prospects

The investment in joint venture (BSN Medical) that was held for sale at the end of 2005 was sold on 23 February 2006.

Non-current liabilities reduced by $288m from $529m in 2005 to $241m in 2006. $196m of this decrease was as a result of long-term borrowings decreasing as a consequence of selling the BSN Medical joint venture. The retirement benefit obligation decreased by $52m principally as a result of funding payments of $26m, actuarial gains of $30m less exchange translation of $10m. Provisions decreased by $14m due to lower macrotextured liability provisions.

Current liabilities decreased by $196m from $1,012m in 2005 to $816m in 2006. $42m of this decrease was as a result of net utilisation of provisions relating to the macrotextured claim and restructuring and rationalisation. $108m of this decrease was as a result of borrowings decreasing as a consequence of selling the BSN Medical joint venture. Translational exchange increased current liabilities by $16m.

Total equity increased by $739m from $1,435m in 2005 to $2,174m in 2006 principally from $745m of attributable profit, $59m of translational exchange and $30m of actuarial gains on retirement benefit obligations less $96m of equity dividends paid in the year.

Business Segment Analysis

Revenue by business unit and geographic market and trading and operating profit by business unit are set out below:

	2006	2005
	($ million)
Revenue by business segment
Reconstruction	919	829
Trauma and Clinical Therapies	497	438
Endoscopy	665	606
Advanced Wound Management	698	679

Total revenue	2,779	2,552

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	867	800
United States	1,365	1,259
Africa, Asia and Australasia and other America	547	493

Total revenue	2,779	2,552

Trading profit by business segment
Reconstruction	233	206
Trauma and Clinical Therapies	101	90
Endoscopy	123	125
Advanced Wound Management	114	96

Total trading profit	571	517

Operating profit by business segment
Reconstruction	200	196
Trauma and Clinical Therapies	101	90
Endoscopy	122	108
Advanced Wound Management	114	28

Total operating profit	537	422

Reconstruction

Revenue

Revenue increased by $90m, or 11%, to $919m of which 10% was underlying growth and 1% due to favourable currency translation movements. The principal factors in the underlying growth in revenue were the growth in the global orthopaedic reconstruction market which was estimated to be 8% in the year and the launch of new products in the US.

In the US, revenue increased by $44m to $514m (9%) all of which was underlying growth. The main factor was the launch of the LEGION knee in mid 2005 and the JOURNEY knee and BHR in 2006. These new products contributed $45m of incremental revenue.

Outside the US, revenue increased by $46m to $405m (13%), of which 12% was underlying growth and 1% due to foreign currency translation. Japan revenue grew by 24% of which 30% was underlying growth and 6% unfavourable currency translation. The main driver was the full year effect of the enlarged sales force following the acquisition of Leading Medical in 2005 which enhanced market coverage in Japan. Revenue growth in Europe was 11% of which 8% was underlying growth and 3% favourable currency translation.

Global knee revenue increased by $55m (11%) to $509m, of which 1% was due to foreign currency translation and 12% was underlying growth. This compares with the estimated global market growth of 8%. Global hip revenue increased by $35m to $378m (10%) all of which was due to underlying growth. The global hip market grew by an estimated 6%. Growth in other reconstruction products, mainly shoulder implants and cement was flat. Products brought to market in the last three years comprised 16% (2005 — 16%) of revenues.

Trading Profit

Trading profit rose by $27m (13%) from $206m in 2005 to $233m in 2006. This resulted in an increase in trading margin from 24.8% to 25.4%. The principal factors were sales leverage of administration and research and development expenses partly offset by new product launch and support costs and higher inventory provisions.

Operating Profit

Operating profit increased by $4m of which $27m was trading profit less $20m due to the bid related costs in 2006 and $3m due to an increase in the charge for amortisation of acquisition intangibles.

Trauma and Clinical Therapies

Revenue

Revenue increased by $59m, or 13% all of which was underlying growth. The translational impact of currency in this business is less than in others since it has a higher proportion of revenues arising within the US. Growth in fixation products was 9%, all of which was underlying growth. Growth in clinical therapies was 23%, all of which was underlying growth of which 1% came from the sales of DUROLANE hyaluronic acid product outside the US, the rights to which were acquired in June 2006.

In the US, revenue increased by $41m to $357m representing 13% growth. The main contributory factor in the underlying growth rate was 20% growth in clinical therapies. The US market for joint fluid therapy products is believed to have grown by 12% in 2006 whilst SUPARTZ revenues grew by 21%. The US market for long bone stimulation products is estimated to have grown by 5% during the year whilst EXOGEN revenues grew by 19%. These market share gains are believed to result from continuing additions to the US clinical therapies sales force. Fixation revenue growth was 8% all of which came from the continued growth of the PERI-LOC compression plate system, launched in 2005, and from the launch of the INTERTAN nail but this was lower than the estimated market growth of 14%

Outside the US, revenue increased by $18m to $140m (15%) all of which was underlying growth. Revenue growth was driven by market growth and by DUROLANE which represented 2% of growth.

Products brought to market in the last three years comprised 26% (2005 — 19%) of revenues.

Trading Profit

Trading profit rose by $11m (12%) from $90m in 2005 to $101m in 2006 resulting in a trading profit margin decrease from 20.5% to 20.3%. This was due to additional investment in selling and marketing resource following divisionalisation in order to position the business for enhanced future revenue growth.

Operating Profit

Operating profit increased by $11m all of which was trading profit.

OFR, Liquidity & Prospects

Endoscopy

Revenue

Endoscopy revenue increased by $59m, or 10%, to $665m, comprising 1% favourable currency translation and 9% underlying growth. The global arthroscopy market is estimated to have grown 9% in the year. In the US, revenue increased by $25m to $355m (8%), of which 7% was underlying growth and 1% due to the acquisition of OBI in July 2006.

In the US the main driver of growth was the knee and shoulder repair sector at 23% due to market sector growth and new products, and Digital Operating Room revenue which grew 31% due to additions to the sales force. Resection revenues grew 2%, in line with the trend of recent years and visualisation products declined by 7% as customers anticipate the release of the new HD660 camera in 2007.

Outside the US, revenue increased by $34m to $310m (12%), of which 11% was underlying growth and 1% due to favourable foreign currency translation.

Global revenue of knee and shoulder repair products increased by $39m to $220m (22%), of which 19% was underlying growth, 1% due to foreign currency translation and 2% due to the OBI acquisition. Revenue in the global resection products sector increased by $9m to $245m (4%), of which 3% was underlying growth and 1% due to foreign currency translation. Global visualisation and Digital Operating Room revenue increased by $7m to $127m (6%), of which 5% was underlying growth and 1% was due to favourable currency.

Products brought to market within the last three years comprised 28% (2005 — 24%) of total revenue.

Trading Profit

Trading profit fell by $2m (2%) from $125m in 2005 to $123m in 2006 resulting in a trading profit margin decline from 20.6% to 18.5%. This was due to higher inventory write-offs (0.8% points), losses and integration costs of OBI (0.6% points) and additional investment in the sales force for Digital Operating Room equipment in order to gain market share in the US.

Operating Profit

Operating profit increased by $14m of which $16m was due to the restructuring and rationalisation expenses in 2005 less the $2m reduction in trading profit.

Advanced Wound Management

Revenue

Revenue increased by $19m, or 3%, to $698m, comprising 2% favourable currency translation and 1% underlying growth. Compared with 2005, $20m of tissue engineering revenues were lost following the exit from the business, representing 3% of total revenues.

In the US, revenue decreased by $5m to $139m (3%), of which $17m was due to the loss of tissue engineering revenues. Outside the US, revenue increased by $24m to $559m (4%), of which 2% was underlying growth and 2% due to foreign currency translation. Continental Europe revenue increased by 4% of which 2% was favourable currency translation and underlying growth was 2%. Revenues in the UK increased by 2% of which 2% represented favourable currency translation. Underlying growth was flat caused by funding constraints which reduced purchases by the NHS, the Group’s largest customer. Similar funding constraints in the German market resulted in a revenue reduction of 4% of which 6% was an underlying reduction and 2% favourable currency translation. Growth in Japan was 6% of which 11% was underlying growth and 5% unfavourable currency translation. Products brought to market within the last three years comprised 13% (2005 — 14%) of total revenue.

Trading Profit

Trading profit rose by $18m (19%) from $96m in 2005 to $114m in 2006. The trading profit margin increased from 14.1% to 16.3% as a result of a 2% uplift from the exit from tissue engineering.

Operating Profit

Operating profit increased by $86m of which $18m was trading profit and $68m was due to the restructuring and rationalisation expenses incurred in 2005.

2005 YEAR

Financial Highlights of 2005

Group revenue was $2,552m for the year ended 31 December 2005, representing 11% growth compared to 2004. Underlying growth in revenue was 11%.

Profit before taxation was $428m, compared with $294m in 2004. Attributable profit increased from $245m to $333m. Adjusted attributable profit (calculated as set out in “Selected Financial Data”), improved 12% to $397m.

Basic earnings per Ordinary Share were 35.5¢, a 35% increase compared to 26.2¢ for 2004. EPSA (as set out in “Selected Financial Data”) was 42.3¢ compared to 37.8¢ for 2004, representing a 12% increase.

Fiscal 2005 Compared with Fiscal 2004

The following table sets out certain income statement data for the periods indicated:

	2005	2004
	($ million)
Revenue (i)	2,552	2,301
Cost of goods sold (ii)	(754)	(664)

Gross profit	1,798	1,637
Marketing, selling and distribution expenses (iii)	(991)	(879)
Administrative expenses (iv)	(290)	(374)
Research and development expenses	(122)	(122)
BSN agency and management fees	27	28

Operating profit (i)	422	290
Net interest receivable	9	7
Other finance costs	(5)	(3)
Gain on the hedge of the sale proceeds of the joint venture	2	–

Profit before taxation	428	294
Taxation	(126)	(77)

Profit from continuing operations	302	217
Discontinued operations — share of results of the joint venture	31	28

Attributable profit for the year	333	245

(i)	Group revenue, trading profit and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 40-43.
(ii)	In 2005 includes $53m of restructuring and rationalisation expenses.
(iii)	In 2005 includes $7m of restructuring and rationalisation expenses.
(iv)	2005 includes $24m of restructuring and rationalisation expenses and $11m of amortisation of acquisition intangibles (2004 — $154m of macrotextured claim and $8m of amortisation of acquisition).
(v)	Items detailed in (ii), (iii) and (iv) are excluded from the calculation of trading profit.

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of importance, Europe, UK, Australia and Japan and revenues in these markets fluctuate when translated into US dollars on consolidation. During the year the average rates of exchange against the US dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro weakened from $1.25 to $1.24 (-1%); the pound Sterling weakened from $1.84 to $1.81 (-2%); the Australian dollar strengthened from $0.74 to $0.76 (+3%); and the Japanese yen weakened from 108 to 111 (-3%).

The Group’s principal manufacturing locations are in the US (reconstruction, trauma and endoscopy) and in the UK (advanced wound management). The Group’s selling and distribution subsidiaries around the world purchase finished products from these locations in their local currencies which are principally those outlined in the previous paragraph. As a result of currency movements compared with the previous year purchases from the US became relatively cheaper whilst purchases from the UK became more expensive. The Group’s policy of purchasing forward a proportion of its currency requirements mitigated the impact of these movements to some extent. Overall there was a broadly neutral impact on trading profit and trading margin compared with the previous year.

OFR, Liquidity & Prospects

Revenue

For the year ended 31 December 2005 Group revenue increased by $251m (11%) to $2,552m from $2,301m. Underlying revenue growth was 11% and there was no impact from translation of foreign currency.

Reconstruction revenues increased by $107m or 15% of which 14% was underlying growth and 1% arose from the full year effect of the revenues of MMT, compared with nine months in the previous year. Trauma and clinical therapies revenues increased by $75m or 20% all of which was underlying growth. Endoscopy revenues increased by $44m or 8% which comprised underlying growth. Advanced wound management revenues increased by $25m or 4% which comprised underlying growth.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 40-43.

The Group’s sales force, which includes independent commissioned sales agents, increased by 10% to 3,140 during 2005. The biggest increase was 21% in reconstruction and trauma and clinical therapies where the most significant increase was in the US. The size of the endoscopy sales force increased by 4% whereas the advanced wound management sales force was broadly unchanged.

Cost of goods sold

Cost of goods sold at $754m, increased by $90m, compared to 2004. This included a charge of $53m for the costs of exiting tissue engineering and the closure of the Andover, Massachusetts endoscopy manufacturing facility. Adjusting for this factor cost of goods sold increased by $37m compared to 2004. The main factor in this improvement was the 0.7% margin effect of business mix caused by the higher rate of revenue growth of reconstruction and trauma and clinical therapies which have the lowest cost of goods sold, compared with the lower growth rates of endoscopy and advanced wound management. A secondary factor was a 0.2% margin benefit from transactional currency. This was achieved despite the US Dollar appreciating against the Euro and Sterling through the group’s policy of covering forward its foreign exchange purchases on a rolling twelve month basis.

Further margin analysis is included within the Trading Profit sections of the individual business segments that follow on pages 40-43.

Marketing, selling and distribution expenses

These expenses increased by $112m from $879m to $991m. 2005 expenses include $7m of restructuring and rationalisation. Expenses increased at a faster rate than sales mainly due to the costs of increasing the number of sales representatives in reconstruction and trauma and clinical therapies in the US.

Administrative expenses

Administrative expenses were $84m lower than in 2004. 2005 includes $24m of restructuring and rationalisation expenses whilst 2004 included the $154m provision for the costs of the macrotextured product liability claim. Amortisation of acquisition intangible assets was $11m in 2005 an increase of $3m due to the full year effect of MMT compared with nine months in 2004. Adjusting for these factors, administrative expenses grew in line with revenue growth except that increases in insurance premiums accounted for $9m and the costs of combining and relocating the UK orthopaedic reconstruction business with MMT was $4m.

Research and Development expenses

There was no material change in expenditure on research and development but expenditure as a percentage of revenue fell from 5.3% to 4.8%. This was caused by a rationalisation of development projects at reconstruction, trauma and clinical therapies and endoscopy. The Group continues to invest in innovative technologies and products to differentiate itself from competitors. In 2005, 17% of the Group’s revenue was from products introduced in the last three years.

BSN Medical agency and management fees

Agency and management fees of $27m were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew and is intended to be for a transitional period only. Recoveries were broadly unchanged in 2005 as there was no material change in the number or nature of shared service agreements.

Operating profit

Operating profit was $422m an increase of $132m compared with 2004.

Net Interest Receivable

Interest income decreased by $4m from $31m in 2004 to $27m in 2005. Interest expense decreased by $6m from $24m in 2004 to $18m in 2005. Overall net interest receivable moved favourably by $2m from $7m to $9m.

Other finance costs

Comprises imputed interest on the defined benefit pension plan deficit less the expected return on investing pension plan assets.

Gain on the hedge of the sale proceeds of the joint venture

A financial instrument was purchased in December 2005 to hedge the anticipated proceeds of the BSN Medical disposal from Euros into US Dollars. This was fair valued at the end of the year resulting in a gain of $2m.

Taxation

The taxation charge rose by $49m to $126m in 2005. The effective rate before discontinued operations was 29.3% compared with 26.7% in 2004. The taxation charge was reduced in 2005 by $29m as a consequence of the restructuring and rationalisation expenses and in 2004 by $54m as a consequence of the macrotextured claim. Adjusting for these items the tax charge increased by $24m due to higher profits and changes in the mix of profits.

Discontinued operations — Share of Results of the Joint Venture

The Group’s share of results of the joint venture rose by $3m from $28m in 2004 to $31m in 2005. Revenues decreased by $74m from $305m to $231m as a result of the Group ceasing to equity account with effect from 1 October 2005 following the reclassification of the investment to “Held for sale”. Operating profits decreased by $6m from $43m to $37m due to the short period. Interest payable was unchanged from prior year at $2m and the tax charge was $2m lower at $11m, compared with $13m. In the fourth quarter the Group recognised as profit a dividend received of $7m.

Business Segment Analysis

Revenue by business unit and geographic market and trading and operating profit by business unit are set out below:

	2005	2004
	($ million)
Revenue by business segment
Reconstruction	829	722
Trauma and Clinical Therapies	438	363
Endoscopy	606	562
Advanced Wound Management	679	654

Total revenue	2,552	2,301

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	800	755
United States	1,259	1,122
Africa, Asia and Australasia and other America	493	424

Total revenue	2,552	2,301

Trading profit by business segment
Reconstruction	206	179
Trauma and Clinical Therapies	90	67
Endoscopy	125	115
Advanced Wound Management	96	91

Total trading profit	517	452

Operating profit by business segment
Reconstruction	196	19
Trauma and Clinical Therapies	90	67
Endoscopy	108	113
Advanced Wound Management	28	91

Total operating profit	422	290

OFR, Liquidity & Prospects

Reconstruction

Revenue

Revenue increased by $107m, or 15%, to $829m of which 14% was underlying growth and 1% arose from the full year effect of the revenues from MMT compared with nine months in the previous year. The principal factors in the growth in revenue were the growth in the global orthopaedic reconstruction market (excluding the spine sector) which was estimated to be 12% in the year and the 21% increase in the size of the global combined reconstruction and trauma and clinical therapies sales force from 1,260 to 1,532. The sales force was expanded in order to improve market coverage, particularly in the US, through the continuing strategy of creating specialist sales forces for each of the reconstruction, trauma and clinical therapies sectors.

In the US, revenue increased by $54m to $470m (13%) all of which was underlying growth. The main contributory factor in the underlying growth rate was the increase in the year of 25% in the size of the combined US sales force from 815 to 1,021 and the estimated market growth of 12%.

Outside the US, revenue increased by $53m to $359m (17%) of which 3% was due to the full year effect of the MMT acquisition and 14% was underlying growth. Revenue growth was driven by Japan at 36%, which comprised 40% underlying growth mainly, due to an increase of 25% in the combined sales force following the purchase of the business and assets of Leading Medical less 4% adverse foreign currency translation. UK revenue grew 29% and underlying growth was 31%; as it benefited from combining its business with MMT, resulting in increased numbers of sales representatives and greater access to surgeons and new customers; less 2% unfavourable currency translation. Australia/New Zealand revenue grew by 23% of which 4% was due to favourable foreign currency translation and 19% was underlying growth largely due to the purchase, in late 2004, of the rights to distribution of the BHR product.

Global knee revenue increased by $60m to $454m (15%) all of which was underlying growth. 4% of the underlying growth was due to growth in revenue of OXINIUM and the balance was due to sales force additions. This is a slower rate of growth than the 21% achieved in 2004 which is believed to reflect a reduction in the number of procedures in the US market and the fact that the Group launched fewer knee products during the year pending a number of new releases in 2006.

Global hip revenue increased by $47m to $343m (16%), of which the MMT acquisition accounted for 3% of growth and underlying growth was 13% which was due to the increased size of the sales force. The FDA Advisory Panel recommended conditional approval of the BHR product to the FDA for use in the US and it was expected that this product would be released during 2006.

Trading Profit

Trading profit rose by $27m (15%) from $179m in 2004 to $206m in 2005. The trading profit margin remained constant at 24.8% between 2004 and 2005. An improvement in gross margin due to transactional currency and lower research and development expenditure was offset by increases in other expenses caused by ongoing sales force investment, higher costs of insurance and the cost of relocating and combining the UK business with MMT.

Operating Profit

Operating profit increased by $177m of which $27m was trading profit, $154m was due to the macrotextured claim in 2004 less $4m due to an increase in amortisation of acquisition intangibles arising from the MMT acquisition.

Trauma and Clinical Therapies

Revenue

Revenue increased by $75m, or 20%, to $438m all of which was underlying growth. The principal factors in the growth in revenue were the growth in the global fixation market (excluding the spine sector) which was estimated to be 13% in the year and the 21% increase in the size of the combined global sales force. 6% of this growth was due to the launch of the PERI-LOC locking compression plate system. The sales force expanded in order to improve market coverage, particularly in the US, through the continuing strategy of creating specialist sales forces for each of the reconstruction, trauma and clinical therapies sectors.

Globally clinical therapies revenues grew by 38% all of which represented underlying growth in EXOGEN and SUPARTZ driven by market share gains through the increased size of the sales force.

In the US, revenue increased by $69m to $316m (28%) all of which was underlying growth. Fixation products grew by 21% and clinical therapies by 40% all of which was underlying growth. The main contributory factor in the underlying growth rate was the increase in the year of 25% in the size of the US combined sales force from 815 to 1,021 and the estimated market growth in fixation products of 13%. Outside the US, revenue increased by $6m to $122m (6%) all of which was underlying growth.

Trading Profit

Trading profit rose by $23m (34%) from $67m in 2004 to $90m in 2005. The trading profit margin increased from 18.5% to 20.5% as a result of an improvement in gross margin due to transactional currency and lower research and development expenditure, partly offset by increase in other expenses caused by ongoing sales force investment and higher costs of insurance.

Operating Profit

Operating profit increased by $23m which comprised the $23m increase in trading profit.

Endoscopy

Revenue

Revenue increased by $44m, or 8%, to $606m all of which was underlying growth. In the US, revenue increased by $19m to $330m (6%) all of which was underlying growth.

Outside the US, revenue increased by $25m to $276m (10%) all of which was underlying growth. Revenue growth was driven by Japan at 20%, of which 24% was underlying growth driven by higher revenue from knee repair products due to the increased adoption of ACL reconstruction surgery in that market, less 4% unfavourable foreign currency translation. Canada revenue grew by 23%, of which 15% was underlying growth, due to an increase in government healthcare funding in the year and 8% was due to favourable foreign currency translation.

Global revenue of repair products grew by $32m to $181m (21%) all of which was underlying growth driven by the release of a number of new products in the knee and shoulder segments.

Revenue in the global resection products sector grew $2m to $236m (1%) of which 2% was underlying growth and currency was 1% negative. Within the underlying growth blades grew by 4%, benefiting from lower levels of re-use in the US of these disposable devices and radio-frequency arthroscopy products declined by 1% because 2005 included only 4 months of revenue of the products affected by the injunction in the patent dispute with ArthroCare Inc. compared with 6 months in 2004 prior to the injunction.

Global visualisation and Digital Operating Room revenue grew by $9m to $120m (8%), of which 1% was due to favourable foreign currency translation and 7% was underlying growth. This was due to a number of new contracts being gained in Digital Operating Rooms due to the enhanced expertise gained with the acquisition of Reed Medical in 2004.

In total, products brought to market within the last 3 years comprised 24% of total sales mainly in knee and shoulder repair, a new camera in visualisation, a new pump in the access sector and a new hip arthroscopy product.

Trading Profit

Trading profit rose by $10m (9%) from $115m in 2004 to $125m in 2005. The trading profit margin was largely unchanged at 20.6% compared with 20.5% in 2004.

Operating Profit

Operating profit decreased by $5m comprising an increase of $10m in trading profit, a $1m reduction in amortisation of acquisition intangibles less $16m of costs related to the closure of the Andover manufacturing facility.

Advanced Wound Management

Revenue

Revenue increased by $25m, or 4%, to $679m all of which was underlying growth.

OFR, Liquidity & Prospects

In the US, revenue decreased by $3m to $144m (-2%) all of which comprised negative underlying growth. The main factors were inventory reduction by major distributors as they sought to become more efficient in their supply chains, which reduced revenues by an estimated 5% and lower sales of intermediate products to industrial customers which reduced revenues by 6%. Outside the US, revenue grew by $28m, to $535m (6%) all of which was underlying growth. Growth in Japan was 29% of which negative 3% was due to currency translation and 32% was underlying growth driven by the acquisition of distribution rights to the CADEX product which increased revenue by 11% and by the increased market acceptance of ALLEVYN hydrocellular dressings which added 13% to underlying growth. UK revenue growth was negative 1% comprising only 1% underlying growth due to the NHS, the largest customer, operating under severe budget constraints and negative 2% currency translation.

The global sales force continued to develop during the year with an increased focus on clear market segments. Focus on the key brands of ALLEVYN and ACTICOAT combined with the launch of the ACTICOAT Moisture Control product resulted in underlying revenue growth for these product lines of 13% and 25% respectively.

Trading Profit

Trading profit rose by $5m (5%) from $91m in 2004 to $96m in 2005 broadly in line with revenue growth. The trading profit margin barely changed at close to 14%.

Operating Profit

Operating profit decreased by $63m comprising an increase of $5m in trading profit less $68m of restructuring charges related to the exit from tissue engineering operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2006	2005	2004
	($ million)
Cash generated from operations	506	372	415
Interest received net of interest paid	10	9	7
Income taxes paid	(144)	(112)	(70)

Net cash inflow from operating activities	372	269	352
Capital expenditure (net of disposal of property, plant and equipment)	(222)	(200)	(185)
Acquisitions (net of loan notes issued on acquisition of $91m in 2004)	(83)	(25)	(64)
Disposal of joint venture	537	–	–
Dividends received from joint venture	–	25	26
Equity dividends paid	(96)	(91)	(84)
Issue of ordinary share capital and own shares purchased	16	19	8

Change in net debt from net cash flow (see Note 28 of the Notes to the Group Accounts)	524	(3)	53
Loan notes issued	(15)	–	(91)
Exchange adjustments	7	(71)	51
Opening net debt	(306)	(232)	(245)

Closing net cash/(net debt)	210	(306)	(232)

The Group’s net debt decreased by $455m from $245m at the beginning of 2004 to become a net cash position of $210m at the end of 2006. Translation of foreign currency net debt into US Dollars had the effect of increasing net debt by $13m in the three-year period ended 31 December 2006. Closing net cash includes $2m of net currency swap liabilities (2005 net currency swap liabilities of $19m and 2004 net currency swap assets of $61m).

Net Cash Inflow from Operating Activities

Cash generated from operations in 2006 of $506m is after paying out $33m of macrotextured claim settlements unreimbursed by insurers, $4m of bid related costs, $21m of restructuring and rationalisation costs and $26m of pension funding in excess of current service cost.

In 2005 cash generated from operations of $372m was after paying $47m for macrotextured claim settlements unreimbursed by insurers, $7m of restructuring and rationalisation costs and $86m of special pension contributions.

In 2004 cash generated from operations of $415m was after paying $32m of macrotextured claim settlements unreimbursed by insurers and $4m of acquisition integration costs.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years capital expenditure on tangible and intangible fixed assets has represented approximately 8% of continuing group revenue and is expected to be the same in 2007.

In 2006 capital expenditure of $231m ($222m net of disposals of property, plant and equipment) was incurred. The principal areas of investment were the placement of reconstruction and trauma instruments with customers, patents and licenses, plant and equipment and information technology.

At 31 December 2006, $2m of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

OFR, Liquidity & Prospects

Acquisitions and Disposals

In the three-year period ended 31 December 2006, $263m (including the issuance of $91m of Loan Notes in 2004) was spent on acquisitions, funded from net debt and cash inflows. Acquisitions comprised OBI $73m, MMT $129m, Acticoat $15m, Versajet $12m, Collagenase $10m and other $24m.

$537m net of costs was received from the disposal of BSN Medical in 2006.

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. New borrowing facilities of $2.5bn are currently being negotiated to replace $0.6bn of existing facilities in order to fund the acquisition of Plus ($0.9bn) and share buybacks ($1.5bn). A bridging facility of $550m has been arranged for a period of six months pending the agreement of these new facilities.

At 31 December 2006, the Group held $346m in cash and balances at bank and had committed and uncommitted bank facilities of $610m and $446m respectively. Undrawn bank facilities amounted to $955m, of which $610m were committed. Of the undrawn committed facilities, $10m expires within one year and $600m after two but within five years. Of the drawn facilities, all expire within one year. In addition Smith & Nephew has $17m of loan notes payable within one year and finance lease commitments of $16m (of which $10m extends beyond five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, the share buyback, timing of capital expenditure and working capital fluctuations. In 2006 the settlement of macrotextured patient claims was a factor which will continue in 2007. In February 2006 the Group received $537m net from the sale of the BSN Medical joint venture which was used to repay borrowing facilities.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2007, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

Existing provisions and planned future contributions are considered adequate to cover the current under funded position in the Group’s defined benefit plans.

Further information regarding borrowings at 31 December 2006 is set out in Note 19 of the Notes to the Group Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

Payment Policies

It is the Group’s policy to ensure that suppliers are paid within agreed terms. At the year-end, the parent Company had no trade creditors.

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

Product Liability Claims

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). It appears that some patients do not achieve adequate initial fixation and other patients, who are able to achieve adequate initial fixation are not able to maintain it. Smith & Nephew has extensively tested and investigated the cause of these early revisions. An investigation by a group of medical and scientific experts retained and managed by the Group’s defence lawyers concluded that the cause of the limited number of early revisions that have been reported is the textured surface of the implant that apposes bone.

In December 2004 the Group was notified that two insurance carriers who comprise 35% of the first and 80% of the second excess layers of the Group’s global product liability programme had declined coverage for macrotextured claims due to differences in the interpretation of the policy wording. In 2005 the remaining insurance carrier with a 20% participation in the second excess layer declined coverage. In 2006 two other insurance carriers declined coverage. Management is taking steps in order to enforce insurance coverage: the Group is preparing its breach of contract suit against certain of its product liability insurers for trial which has been scheduled by the Court for February 2008. A charge of $154m representing the amount outstanding from insurers and an estimate of the cost associated with claims likely to arise in the future assuming that insurance cover continues to be unavailable from these and subsequent excess layer insurers was recorded in 2004. There have been no subsequent changes to the original estimated liability.

The charge was calculated based on: (1) the amount outstanding at 31 December 2004 from the insurers who declined coverage; (2) an estimate of the average cost in respect of revisions where claims were unresolved at that date; and (3) an estimate of the number of settlements of future revisions based on the current trend and decaying to zero after five years and an estimation of the average future cost per settlement. The amount of provision remaining at 31 December 2006 to cover pending claims and claims in respect of future revisions, assuming no insurance cover is available, was $42m, which management believes is adequate.

As at 31 December 2006, 999 implants had been revised and settlements agreed with patients in respect of 923 of these revisions. The total amount paid out in settlements, legal costs and associated expenses was $172m of which $60m was recovered from the insurer that provides the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of $112m is due from insurers. At the end of February 2007, 1,005 implants had been revised and settlements agreed with patients in respect of 926 of these revisions. The costs remain in line with expectations.

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

Equal Employment Opportunity Commission Charges (“EEOC Charges”)

In 2006, seven EEOC charges and one federal law suit have been filed in Memphis, Tennessee against the Group’s orthopaedic business alleging that the Company’s employee promotion practices are discriminatory. An eighth EEOC charge, which was filed by the same lawyers involved in all of the other charges and the suit, alleges

OFR, Liquidity & Prospects

that the Company did not provide the employee with necessary training. Seven of the eight who have filed charges are the plaintiffs in the suit. Both the charges and the suit seek certification as class actions. Smith & Nephew believes that it has meritorious defences to the charges and the suit and it intends to defend these matters vigorously. As at 15 March 2007, the EEOC charges have been dismissed but the class actions remain.

US Department of Justice Investigations

In June 2006, the United States Attorney’s Office in Indianapolis, Indiana issued a federal grand jury subpoena to Smith & Nephew’s orthopaedic business at the request of the US Department of Justice, Antitrust Division, asking for copies of documents regarding possible violations of federal criminal law, including possible violations of the antitrust laws, relating to the manufacture and sale of orthopaedic implant devices. Four of the business’ major competitors received similar subpoenas. Smith & Nephew is cooperating fully with the United States Attorney. The results of this investigation may not be known for several years. However, the scope of the investigation has currently been narrowed by the United States Attorney to a specific geographic region and specific product lines. It is the Group’s belief that the investigations of the other orthopaedic companies that received similar subpoenas have been similarly narrowed. It is also the Group’s belief that the investigation was prompted by an e-mail sent by an independent sales representative of Smith & Nephew that proposed a common pricing strategy in connection with a particular hospital. This email was not authorised by the Group. No action was taken by any competitor in response to the e-mail, and Smith & Nephew believes that no anticompetitive activity took place as a result of it. Following the disclosure of the anti-trust investigations six complaints in class action law suits were filed against the Group and the other orthopaedic companies alleging violations of the Sherman Antitrust Act that received similar subpoenas seeking compensation for price fixing alleging to have occurred as a result of the matters under investigation. Smith & Nephew believes that it has meritorious defences to the claims being asserted and intends to defend these suits vigorously.

In March 2005 the US Attorney’s Office in Newark, New Jersey issued a subpoena to the Group’s orthopaedic business asking for copies of its consulting, professional service and remuneration agreements with orthopaedic reconstructive surgeons. Four of the divisions’ major competitors received similar subpoenas. The Group is co-operating fully with the US Attorney, has provided copies of the requested contracts and is gathering additional documents which have also been requested.

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

As described in “Financial Summary — Change in Functional and Reporting Currency” the Group commenced reporting its results in US Dollars instead of Pounds Sterling with effect from 1 January 2006. The effect of this change on future trends will be to reduce the Group’s exposure to translational exchange rate fluctuations and thereby reduce the volatility of its revenues and profits.

The markets on which the Group concentrates continue to demonstrate robust growth and are expected to benefit in 2007 and for the foreseeable future from an ageing population, obesity, more active lifestyles and technological developments including less invasive techniques in orthopaedic and endoscopic surgery. In advanced wound management continuing innovation and the potential for further penetration of moist wound healing and wound bed preparation techniques should continue to stimulate expansion of this market. Management continues to seek acquisitions that add to shareholder value.

New products launched in 2006, together with further launches planned for 2007, are expected to enable the Group to exceed market growth in 2007.

The Group has indicated its intention to increase its focus on margin enhancement through a review to identify areas for improvement across all businesses. This Earnings Improvement Project is in the advanced planning stage and management expects to make a further announcement with its 2007 Quarter One results.

Following the Group’s commencement in February 2007 of a share buy-back programme of up to $1.5 billion over the next two years, the Group’s interest cost will increase and the weighted average number of shares in issue will decrease depending on the actual number of shares purchased. Overall this is expected to be broadly neutral to earnings per share and EPSA.

Management does not anticipate that the dispute with certain insurers over their declination of coverage of macrotextured product liability claims will be resolved during 2007. Consequently, it is expected that settlements with patients will not be reimbursed by insurers and that this will continue to have an adverse impact on cash flow of approximately $25m during 2007. See “Legal Proceedings” and “Risk Factors”.

OFR, Liquidity & Prospects

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2006 were as follows:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ million)
Short-term debt obligations	101	101	–	–	–
Loan Notes	17	17	–	–	–
Finance lease obligations	25	1	4	4	16
Operating lease obligations	152	41	48	24	39
Retirement benefit obligation	35	35	–	–	–
Purchase obligations	21	21	–	–	–
Capital expenditure	2	2	–	–	–
Other	26	23	–	3	–

	379	241	52	31	55

Other contractual obligations consist of $2m of credit balances on currency swaps, $7m of foreign exchange contracts and $17m of acquisition consideration. Provisions that do not represent contractual obligations are not included in the above table.

The agreed contributions for 2007 in respect of the Group’s defined benefit pension plans are: $20m for the UK plan (including $12m of supplementary payments), $11m for the US plan and $4m for the other funded defined benefit plans. The table above does not include amounts payable in respect of 2008 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

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

RELATED PARTY TRANSACTIONS

Except for BSN Medical (see Note 35 of Notes to the Group Accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

US GAAP FINANCIAL SUMMARY

Smith & Nephew prepares its accounts in accordance with IFRS as adopted by the EU which differ in certain respects from US GAAP. Reconciliations of profit for the financial year and equity are set out in Note 40 of the Notes to the Group Accounts.

Results

	2006		2005		2004
Profit for the financial year	$709	m	$308	m	$257	m
Basic earnings per Ordinary Share	75.3	¢	32.8	¢	27.5	¢
Diluted earnings per Ordinary Share	75.1	¢	32.7	¢	27.3	¢

US GAAP profit for the financial year in 2006 is $36m lower than IFRS with the main differences being:

•	higher amortisation of other intangible assets of $14m since IFRS amortisation applies only to acquisitions after transition in 2003;

•	higher pension expense of $11m mainly due to the amortisation of actuarial gains and losses through the income statement rather than through equity; and

•	write-off of in-process research and development of $24m in 2006; and

•	higher rationalisation and restructuring costs of $29m since certain costs are recognised later in US GAAP; partly offset by

•

higher profit on the disposal of the joint venture of $29m primarily due to different goodwill recorded in the US GAAP Balance Sheet on formation and different recycled cumulative translation reserves; and

•	differences of $6m in deferred taxation.

Equity

	2006	2005
At 31 December	$2,227m	$1,597m

US GAAP equity in 2006 is $53m higher than IFRS with the main differences being the higher book value of $73m for goodwill and intangibles less deferred tax of $34m, most of which is related to adjustments to goodwill and intangibles, resulting from:

•	recognition in US GAAP of goodwill set off directly to reserves pre-1998 under IFRS, less related deferred tax liabilities;

•	recognition of intangible assets, separately from goodwill thereby increasing amortisation and reducing the net balance of goodwill and intangibles and increasing related deferred tax liabilities; and

•	in-process research and development written off in accordance with US GAAP which was capitalised under IFRS.

Prospects

Smith & Nephew have published expectations of future results in “Outlook and Trend Information”.

New accounting standards in the US which may affect US GAAP results are detailed in Note 38 of the Notes to the Group Accounts.

Corporate Governance

CORPORATE GOVERNANCE

This section discusses Smith & Nephew’s structures and governance procedures.

The Board and Executive Officers	52
Governance and policy	54
Accountability, audit and internal control framework	57

THE BOARD AND EXECUTIVE OFFICERS

Board

The Board of Directors of Smith & Nephew as at 15 March 2007 comprised:

Director	Position	Initially elected or appointed	Term of appointment expires at AGM in
John Buchanan	Independent Non-Executive Chairman	3 February 2005	2008
Sir Christopher O’Donnell	Executive Director, Chief Executive	1 September 1992	2007
Adrian Hennah	Executive Director, Chief Financial Officer	15 June 2006	2007
David J. Illingworth	Executive Director, Chief Operating Officer	8 February 2006	2009
Dr. Pamela J. Kirby	Independent Non-Executive Director	1 March 2002	2008
Warren D. Knowlton	Independent Non-Executive Director	1 November 2000	2007
Brian Larcombe	Independent Non-Executive Director	1 March 2002	2008
Richard De Schutter	Independent Non-Executive Director	1 January 2001	2007
Dr. Rolf W. H. Stomberg	Independent Non-Executive Director	1 January 1998	2007

Directors’ Biographies

John Buchanan (63). Independent non-executive Chairman. He was appointed independent non-executive Deputy Chairman in 2005 and became Chairman in April 2006. He is Chairman of the Nominations Committee. He is Deputy Chairman of Vodafone Group Plc and a non-executive director of AstraZeneca PLC and BHP Billiton. He was formerly Group Chief Financial Officer of BP p.l.c.

Sir Christopher O’Donnell (60). Chief Executive. He joined the Group in 1988 as managing director of the Group’s medical division, was appointed a director in 1992 and was appointed Chief Executive in 1997. He is a member of the Nominations Committee. Previously he held senior positions with UK and US companies in the medical engineering and devices industry.

Adrian Hennah (49). Chief Financial Officer. He joined the Group and was appointed a director in June 2006. He was previously Chief Financial Officer of Invensys plc and held various senior positions within GlaxoSmithKline.

David Illingworth (53). Chief Operating Officer. He joined the Group in May 2002 as President of Orthopaedics and was appointed a director and Chief Operating Officer in February 2006. Prior to joining the Group he held posts within GE Medical, as Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/critical care company and President of a technology incubator company.

Dr. Pamela J. Kirby (53). Independent non-executive director. She was appointed a director in March 2002 and is a member of the Remuneration Committee. She is non-executive Chairman of Scynexis Inc and a non-executive director of Informa plc and Curalogic A/S.

Warren D. Knowlton (60). Independent non-executive director. He was appointed a director in November 2000 and is Chairman of the Audit Committee and a member of the Remuneration Committee. He is Chief Executive Officer of Graham Packaging Inc. and a non-executive director of Filtrona plc and Ameriprise Financial Inc. Previously he was Group Chief Executive Officer of Morgan Crucible plc.

Brian Larcombe (53). Independent non-executive director. He was appointed a director in March 2002 and is a member of the Audit Committee. He is a non-executive director of F&C Asset Management plc and Gallaher Group plc. Previously he was Chief Executive Officer of 3i Group plc.

Richard De Schutter (66). Independent non-executive director. He was appointed a director in January 2001 and is a member of the Audit Committee and the Remuneration Committee. He is non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc., MedPointe Pharmaceuticals, Ecolab Inc, and Navicure Inc.

Dr. Rolf W. H. Stomberg (66). Independent non-executive director and Senior Independent Director. He was appointed a director in 1998 and is Chairman of the Remuneration Committee and a member of the Audit Committee and Nominations Committee. He is Chairman of Management Consulting Group plc, Francotyp — Postalia Holding AG and Lanxess AG and a non-executive director of Reed Elsevier plc, Hoyer GmbH, TNT N.V., Deutsche BP AG, Biesterfeld AG and Serverstal.

In April 2006, Dudley Eustace retired as Chairman and in June 2006, Peter Hooley retired as Finance Director.

Corporate Governance

Executive Officers

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. In addition to the executive directors, the following are Executive Officers of Smith & Nephew:

Dr. Peter Arnold (45). Group Director of Technology. He joined the Group in 1997 and worked in corporate business development and corporate research and development roles. He was appointed to his current role in 2004. Prior to joining the Group he was responsible for research and development for Johnson & Johnson’s wound care business.

Mark Augusti (41). President of Orthopaedic Trauma and Clinical Therapies. He joined the Group in 2003 as Vice President of Global Marketing for the Trauma Division and was promoted to Senior Vice President and General Manager Trauma Division in 2005 becoming President Orthopaedic Trauma and Clinical Therapies in February 2006. He previously worked for GE Medical Systems in the US and Asia.

Sarah Byrne-Quinn (43). Group Director of Strategy and Business Development. She joined the Group in 2004 as Group Director of Strategy and Business Development. Prior to joining the Group, she held management positions with Cable & Wireless plc and a number of investment banks.

Michael Frazzette (45). President of Endoscopy. He joined the Group as President Endoscopy in July 2006. Previously he was President and Chief Executive Officer of a US manufacturer of medical devices and spent 15 years at Tyco Healthcare becoming President of each of Patient Care and Health Systems divisions.

Peter W. Huntley (46). Group Director — Indirect Markets. He joined the Group in April 1998, responsible for Group strategy and business planning. He was appointed Group Director Indirect Markets in December 2003. Prior to joining the Group, he was a consultant with Deloitte Haskins and Sells and the Business Development Director for Matthew Clark plc.

James A. Ralston (60). Chief Legal Officer. He joined the Group in 1999 as Executive Vice President and Chief Legal Officer for North America becoming Chief Legal Officer for the Group in February 2002. Prior to joining the Group he was in private practice and VP General Counsel and Secretary for Eagle-Picher Industries, Inc.

Paul M. Williams (60). Group Director — Human Resources. He joined the Group as Group Director Human Resources in December 1998. Prior to joining the Group he held senior human resources director roles with NCR, Heinz, Glaxo and Rolls-Royce.

Joe Woody (41). President of Advanced Wound Management. He joined the Group in 2003 as Vice President and General Manager of the Clinical Therapies Division. He was appointed President Advanced Wound Management in February 2006. He previously worked for Alliance Imaging, Acuson and GE Medical Systems.

James M. Taylor and Scott Flora resigned and James L. Dick retired during 2006.

Group Company Secretary

Paul R. Chambers (62). Company Secretary. He joined the Group in 1994 as Assistant Company Secretary and was appointed Company Secretary in April 2002.

GOVERNANCE AND POLICY

The Combined Code on Corporate Governance (the “Code”), as revised by the Financial Reporting Council in 2006, requires UK listed companies to make a disclosure statement on the application of the Principles and Supporting Principles and compliance with the Provisions of the Code.

The Board is committed to the highest standards of Corporate Governance and considers that it has complied with all relevant provisions of the Code adopted in 2006 throughout the year, except that:

i.	no member of the Audit Committee has a professional qualification from one of the professional accountancy bodies as recommended by the Smith Guidance. However, the Board considers that all members have relevant financial experience as senior executives of large corporations. The Board further considers that the members of the Audit Committee have the skills and experience of corporate financial matters to discharge properly the Committee’s responsibilities. All members of the Audit Committee are independent, as defined by the New York Stock Exchange (“NYSE”), and meet the definition of ‘financial expert’ in the Sarbanes-Oxley Act in the US; and

ii.	the notice period for David Illingworth as a new internally appointed director is up to 24 months from the date of appointment to the Board. Such notice period reduces to 12 months after the expiry of the initial term, in line with the Code. The Board considered that such notice period was required in line with competitive practice for external appointments.

In accordance with the Code, the following paragraphs describe Smith & Nephew’s Corporate Governance policies and procedures and how it applies the Principles and Supporting Principles in the Combined Code.

The Company’s American Depositary Shares are listed on the NYSE and the Company is therefore subject to the rules of the NYSE as well as the US securities laws and the rules of the US Securities and Exchange Commission (“SEC”) applicable to foreign private issuers. The Board believes that it has complied throughout the year with both SEC and NYSE requirements related to corporate governance except that, in accordance with the Combined Code, the Nominations Committee consists of a majority of independent directors and does not consist wholly of independent directors, as required by the NYSE.

The Board

The Board of Directors of Smith & Nephew consists of an independent non-executive Chairman, three executive directors and five independent non-executive directors. In 2006, the Board met on nine occasions and individual attendance together with attendance at Board Committee meetings, is shown in the table on page 56. If directors are unable to attend a Board meeting or Board Committee meeting, they are advised of matters to be discussed and have an opportunity to make their views known to the Chairman prior to the meeting.

The Board is responsible for the strategic direction and overall management of the Group and has a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects, acquisitions, divestments and treasury arrangements. Otherwise it delegates the executive management of the Group to the Chief Executive and certain specific responsibilities to Board Committees, as described on pages 55 to 56. It reviews the key activities and performance of the businesses and considers and reviews the work undertaken by the Committees. Succession planning is regularly reviewed and appropriate measures are taken to ensure the Board has the appropriate balance of skills and experience necessary for a major global medical devices company.

Non-executive directors meet regularly prior to each Board meeting without management in attendance and the Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. Board meetings are held at the major business units enabling directors to have a greater understanding of the business and to meet the management of these units. All directors have full and timely access to all relevant information and, if necessary, to independent professional advice. Induction programmes are provided for new directors and training is offered to all directors. In 2006, additional training was provided to directors on corporate governance issues and an internal on-line resource was developed for on-going corporate governance developments. Directors have access to the advice and services of the Company Secretary, who is also responsible to the Board for ensuring that board and governance procedures are complied with.

Appropriate directors and officers liability insurance is in place and Deeds of Indemnity have been entered into between the Company and directors following changes to the Companies Act 1985 and the approval given by shareholders at the 2006 AGM. The Deeds of Indemnity allow for indemnification of directors in respect of

Corporate Governance

proceedings brought by third parties and for the Company to provide funds for directors’ ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. Individual directors would still be liable to pay any damages awarded to the Company in an action against them and to repay their defence costs to the extent funded by the Company if their defence is unsuccessful.

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which have been agreed by the Board. The Chairman’s primary responsibility is for leading the Board including setting its agenda and ensuring its effectiveness. The Chief Executive is responsible for managing and supervising the business of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board. The Chief Operating Officer reporting to the Chief Executive is responsible for the management and performance of the four business units and the Indirect Market unit.

The Senior Independent Director is Dr. Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive. In view of the retirement of the Chairman and Group Finance Director in 2006, Dr. Stomberg, having served nine years as a director, has been asked to continue to serve as a director for up to a further three years. He brings considerable experience and stability to the Board and acts in an independent and questioning manner at Board meetings. The Board therefore is of the view that he remains independent.

In 2004, a formal evaluation of the performance of the Board and its Committees was undertaken by an external consultant. This was followed up in 2005 and 2006 with an internal evaluation of the Board and its Committees led by the Senior Independent Director with the emphasis on continuous improvement and effectiveness. In 2006, the evaluation was effected through a confidential questionnaire and discussions with the Senior Independent Director. Whilst some points relating to process between meetings arose from the review it concluded that the Board continues to function effectively as a team and to manage the direction of the Group appropriately, and the Board Committees continue to function effectively and discharge their duties in the manner prescribed by their charters.

Individual evaluation of the directors is carried out by the Nominations Committee with particular emphasis on the evaluation of those directors standing for re-appointment at the AGM. The non-executive directors, led by the Senior Independent Director, evaluate the performance of the Chairman.

The Board has determined that none of the non-executive directors or their immediate families has ever had a material relationship with the Group either directly as an employee or as a partner, shareholder or officer of an organisation that has a relationship with the Group. They are therefore considered independent. They do not receive additional remuneration apart from directors’ fees, do not participate in the Group’s share option schemes or performance related pay schemes, and are not members of the Group’s pension schemes. No director of Smith & Nephew is a director of a company or an affiliate in which any other director of Smith & Nephew is a director.

None of the directors or Executive Officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the director or officer, or who is a director or officer of any subsidiary of Smith & Nephew) has any family relationship with any other directors or officers nor has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2005 to 15 March 2007.

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

Audit Committee

The Audit Committee met on six occasions in 2006 (individual attendance is shown in the table on page 56). The Committee, consisting entirely of independent non-executive directors, is chaired by Warren D. Knowlton. He was appointed to the Committee in February 2001 and became Chairman of the Committee in July 2001. The other members of the Committee are Brian Larcombe who was appointed to the Committee in January 2003, Richard De Schutter who was appointed in February 2001 and Dr. Rolf Stomberg who was appointed in February 1998. The Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board. A description of the work of the Committee in 2006 is on page 58.

Remuneration Committee

The Remuneration Committee, consisting entirely of independent non-executive directors, met three times in 2006 (individual attendance is shown in the table below) and is chaired by Dr. Rolf Stomberg. The other members of the Committee are Dr. Pamela Kirby, Warren Knowlton and Richard De Schutter. The Remuneration Committee sets the pay and benefits of the executive directors and Executive Officers, approves their main terms of employment and determines share options and long-term incentive arrangements for the Group. It also reviews senior management succession planning. The Remuneration Report is on pages 61 to 72.

Nominations Committee

The Nominations Committee, consisting of two independent non-executive directors and the Chief Executive, met twice in 2006 and its Chairman, John Buchanan, and members, Dr. Rolf Stomberg and Sir Christopher O’Donnell, attended all meetings. The Committee oversees the Board’s plans for succession, recommends appointments to the Board and determines the fees of the non-executive directors. There is a formal and transparent procedure for the appointment of new directors to the Board. Candidate profiles are agreed by the Committee before external consultants are engaged to advise on prospective Board appointees. Shortlisted candidates are interviewed by members of the Committee who then recommend candidates to be interviewed by all members of the Board. The final decision is made by the Board. The Senior Independent Director oversees the process for the appointment of a new Chairman. This process was followed for John Buchanan’s appointment to the Board.

Board and Committee Attendance

	Board 9 meetings	Remuneration Committee 3 meetings	Audit Committee 6 meetings	Nominations Committee 2 meetings
John Buchanan	9	n/a	n/a	2
Sir Christopher O’Donnell	9	n/a	n/a	2
Adrian Hennah (i)	5	n/a	n/a	n/a
David J. Illingworth	9	n/a	n/a	n/a
Dr. Pamela J. Kirby	9	3	n/a	n/a
Warren D. Knowlton	9	2	6	n/a
Brian Larcombe	9	n/a	6	n/a
Richard De Schutter	9	3	6	n/a
Dr. Rolf W. H. Stomberg	9	3	5	2
Dudley G. Eustace (ii)	3	n/a	n/a	1
Peter Hooley (iii)	4	n/a	n/a	n/a

(i)	Appointed Chief Financial Officer on 15 June 2006.
(ii)	Retired as Chairman on 27 April 2006.
(iii)	Retired as Finance Director on 30 June 2006.

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

Adrian Hennah was appointed a director by the Board on 15 June 2006 and, in accordance with the articles of association, will retire at the annual general meeting to be held in May 2007 and, being eligible, will offer himself for re-election. In accordance with the articles of association, Sir Christopher O’Donnell, Warren Knowlton, Richard De Schutter and Dr. Rolf Stomberg will retire and, being eligible, will offer themselves for re-election at the AGM.

Corporate Governance

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Risk Management and Internal Control

The Board has overall responsibility for the maintenance of the Group’s systems of risk management and internal control and for reviewing their effectiveness. These systems, which accord with the Turnbull Guidance, have been in place for 2006 and to the date of approval of the report and accounts, involve: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; business reviews by the Board of each of the business units; and the review by the Audit Committee of internal financial controls and the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

Risk Committee

The Risk Committee is comprised of the executive directors and the Executive Officers of the Group and is chaired by the Chief Executive. As an integral part of planning and review, management at each of the business units identify the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage and mitigate those risks. Areas of potential major impact are reported to the Risk Committee for review at its meetings which are held twice a year.

The annual Group Risk Report of the Risk Committee to the Board details all principal risks categorised by potential financial impact on profit and share price. The most significant Group risks are reported to the Board quarterly, which include new key or significantly increased risks along with actions put in place to mitigate such risks. The principal risks are detailed in “Risk Factors” to be found on pages 21 to 25.

In 2006 the effectiveness of the business units’ systems to identify and manage material risk were evaluated and the findings reported to the Board. No material weaknesses were identified in these systems.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with the requirement in the US under s404 of the Sarbanes-Oxley Act, management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management has concluded and hereby reports that, as at 31 December 2006, the Group’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on management’s assessment as of 31 December 2006 of the Group’s internal control over financial reporting. This report appears on page 78.

Changes in Internal Control Over Financial Reporting

There has been no change in the Group’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Disclosures Committee and Evaluation of Disclosure Controls and Procedures

The Disclosures Committee is chaired by the Chief Executive and comprises the Chief Financial Officer and the Group Director of Corporate Affairs. The secretary is the Company Secretary. The Committee approves the releases of all major communications to investors, to the UK Listing Authority and the London and New York stock exchanges.

The Chief Executive and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2006. Based upon, and as of the date of, that evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures were effective.

Codes of Business Principles

The Codes of Business Principles, which include a whistleblowing policy are available at www.smith-nephew.com/sustainability and are available on request, apply to all directors, officers and employees. Any breaches of the Codes are reported to the Company Secretary who is obliged to raise the issue with the Chief Executive or Chairman and the Audit Committee. During 2006 and up until 15 March 2007 there have been no breaches of the Codes and no waivers have been put in place nor any amendments made to the Codes.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for Senior Financial Officers, which is available at www.smith-nephew.com/sustainability and is available on request. It applies to the Chief Executive, the Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2006 or up until 15 March 2007.

Activities of the Audit Committee for 2006

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•

monitoring the integrity of the Group’s accounts, ensuring that they meet statutory and associated legal and regulatory requirements and reviewing significant financial reporting judgments contained in them;

•	monitoring announcements relating to the Group’s financial performance;

•	monitoring and reviewing the effectiveness of the Group’s internal audit function;

•	recommending to the Board, for shareholder approval, regarding the appointment, re-appointment and removal of the external auditors, as appropriate;

•	approving the remuneration and terms of engagement of the external auditors;

•	monitoring and reviewing the external auditors’ independence and the effectiveness of the audit process;

•	pre-approval of the external auditors to supply non-audit services;

•	monitoring the effectiveness of internal financial controls and reviewing compliance with s404 of the Sarbanes-Oxley Act 2002;

•	reviewing the operation of the risk management process; and

•	reviewing arrangements by which staff may raise complaints against the Group regarding financial reporting or other matters.

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

The principal activities of the Audit Committee during the year ended 31 December 2006 included:

•	consideration of the quarterly, interim and preliminary results and the annual accounts;

•	consideration of the Group’s compliance with s404 of the Sarbanes-Oxley Act 2002;

Corporate Governance

•	a review of the Group’s approach to internal financial control, its processes, outcomes and disclosures;

•	a review of the Internal Review department’s activities for the year, together with its resource requirements and findings;

•	a review of ‘whistleblowing’ procedures;

•	a review of the reports from the auditors, Ernst & Young LLP, on their professional and regulatory compliance in order to maintain independence and objectivity, including the rotation of partners;

•	a review of the audit, audit-related and tax services provided by Ernst & Young LLP;

•

review and the pre-approval of all services provided by the auditors during the year including all non-audit work performed by the auditors together with associated fees, to ensure that the objectivity and independence of Ernst & Young LLP as auditors of the Group was not compromised. Ernst & Young LLP only provided consultancy work in respect of accounting and tax related matters;

•

consideration of Ernst & Young LLP’s in-depth reports to the Committee on the scope and outcome of the annual audit and management’s response. Their reports included accounting matters, governance and control and accounting developments;

•	a review of the effectiveness of the performance of Ernst & Young LLP effected by the completion of a questionnaire by the units audited within the Group and by the members of the Committee;

•	recommending the re-appointment of Ernst & Young LLP as the Group’s auditors;

•	confirmation that no concerns were raised with the Committee about possible improprieties in matters of financial reporting or other matters;

•	reviewing the Committee’s terms of reference to ensure they reflect developments in corporate governance in the UK and the US;

•	consideration of the Group’s risk management process; and

•	an evaluation of its own performance during the year, effected by means of a questionnaire and individual discussions.

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

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2006	2005
	($ million)
Audit fees	4.6	3.1
Audit-related fees	0.7	0.9
Tax fees	2.6	1.9
All other fees	1.8	–

	9.7	5.9

Audit fees include fees associated with the annual audit and local statutory audits required internationally. Audit-related fees principally include accounting consultation in relation to International Financial Reporting Standards and advice regarding compliance with Sarbanes-Oxley. Tax fees include tax compliance, tax advice and tax planning services. All other fees relate to those incurred in relation to the bid related costs for Biomet Inc. A more detailed breakdown of audit fees may be found in Note 36 of the Notes to the Accounts.

Disclosure of Information to the Auditors

In accordance with s234ZA of the Companies Act, the directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the auditors, Ernst & Young LLP, are unaware and the directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the auditors are aware of such information.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and resolutions proposing their reappointment and to authorise the directors to fix their remuneration, which have been approved by the Audit Committee, will be proposed at the AGM.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Remuneration Report

REMUNERATION REPORT

For ease of reference the Remuneration Report is broken down into the following sections, of which Directors’ Emoluments and Pensions, Senior Management Remuneration and Directors’ Interests were subject to audit:

Remuneration Policy

The Remuneration Committee

The Principal Components of Executive Remuneration

Total Reward Composition

Remuneration Committee Initiatives

Service Contracts

External Non-executive Directorships

Non-executive Directors

Directors’ Emoluments and Pensions

Senior Management Remuneration

Directors’ Interests

Total Shareholder Return

Remuneration Policy

The Group wide remuneration policy, as approved by the Remuneration Committee, for 2006 and future years, is summarised as follows: base pay and benefits are targeted at the market place median for fully acceptable performance; bonus schemes are targeted to deliver upper quartile pay for upper quartile performance; remuneration practice is based on robust competitive survey data in the context of the Company’s ability to pay; and there are no automatic pay adjustments unless required by law or local protocol.

A share based incentive portfolio operates for executive directors, executive officers and the next level of senior executives. The plan comprises a performance share plan, share option plan and co-investment plan and increases the proportion of executives’ variable reward that is dependent on the Group’s performance. Other levels of management are able to participate in the 2001 share option plans.

Major changes to the remuneration policy are discussed with the principal shareholders.

The Remuneration Committee

The Committee, which comprises Dr. Rolf Stomberg (Chairman), Dr. Pamela Kirby, Warren Knowlton and Richard De Schutter, determines the compensation of executive directors, executive officers and the broad policy for executive remuneration. The Committee is assisted by Sir Christopher O’Donnell, Chief Executive and Paul Williams, Group Human Resources Director, both of whom have advised on all aspects of the Group’s reward structures and policies but neither is present at any discussion concerning their own remuneration.

The Committee reviews:

•	on an annual basis the remuneration, including pension entitlements, of executive directors and executive officers;

•	the relationship between the remuneration of executive directors and that of other employees;

•	the competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	the performance targets for the bonus plans and long-term incentive plans and the performance against the targets;

•	and determines the operation of, and the participants, in the long-term incentive plans, share option schemes and the performance related bonus plan;

•	the operation of all of the Company’s share incentive schemes in respect of grant levels, performance criteria and vesting schedules; and

•	plans for management succession.

The terms of reference, which are available on the company’s website at www.smith-nephew.com, enable the Committee to obtain its own external advice on any matter, at the Company’s expense. During the year, the Committee received information from a number of independent consultants appointed by the Company: Watson Wyatt on a broad range of remuneration issues; Towers Perrin and Hay Group on salary data when considering base salaries of executive directors and executive officers; PricewaterhouseCoopers LLP on long-term incentive plan comparative performance and Deloitte & Touche LLP on current US compensation market practice. Watson Wyatt also acts as one of the retirement benefit consultants to the Group, PricewaterhouseCoopers LLP provided consultancy services to the Group including due diligence for the Biomet bid, project and taxation advice and Deloitte & Touche LLP provided taxation advice.

The Principal Components of Executive Remuneration

(a) Basic Salary and Benefits

Basic salary reflects the responsibility of the position and individual performance. Salaries are reviewed annually. The Group also provides certain benefits such as private healthcare coverage and a company car or allowance in line with competitive practice. The Remuneration Committee considers any pension consequences and costs to the Company when determining basic salary increases for executive directors and executive officers.

(b) Performance Related Bonus

For executive directors, the Group operates an annual bonus scheme. In 2006, 75% of the annual bonus was based on annual growth in EPSA and 25% was based on personal objectives underpinned by asset velocity measurements. The scheme is designed to encourage outstanding performance. Achievement of 12% target EPSA growth and the personal objectives would produce a bonus of 50% of annual salary. The maximum bonus is 100% of annual salary. Bonuses are not pensionable. Under the Co-investment Plan, part of the annual bonus may be taken in shares.

The actual bonus earned in 2006 by executive directors is shown in the table on page 67 and ranged from 44% to 69% of annual salary.

For executive officers with corporate responsibilities, the 2006 annual bonus plan was linked to EPSA growth, sales growth and personal objectives. For those executive officers with specific business unit responsibilities, targets were linked to EPSA growth, sales growth and trading profit of their respective business unit. As with executive directors, part of the annual bonus may be taken in shares.

(c) Long-Term Incentives

(i) Performance Share Plan

Annual awards over shares made under the 2004 Performance Share Plan vest if defined levels of total shareholder returns are attained over three years beginning in the year of award. There is no retesting.

The award shares are divided equally into two tranches, so as to measure Total Shareholder Return (“TSR”) relative to the FTSE 100 and the major companies in the medical devices industry respectively. TSR performance of the Sterling priced ordinary shares against the FTSE 100 companies and the Dollar priced ADR TSR performance against major companies in the medical devices industry (the majority of which are US listed) are the most suitable measures to encourage high levels of business performance and align the interests of the Group, its shareholders and senior executives.

Remuneration Report

The medical devices companies for comparison for the 2006 award which the Committee considered appropriate to the Company were:

Arthrocare	Johnson & Johnson
Bard	KCI
Baxter	Medtronic
Becton Dickinson	Nobel Biocare
Biomet	Orthofix
Boston Scientific	Stryker
Coloplast Group	St Jude Medical
Conmed	Synthes-Stratec
DJO	Wright Medical
Edwards Life Sciences Corp	Zimmer

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

In relation to awards made to executive directors, the initial market value of the award shares is equivalent to their basic annual salary and in relation to awards made to executive officers, the initial market value of the awards was equivalent to 75% of their basic annual salary. For 2007 and future years the initial market value of the award shares for executive directors will be 150% of their basic annual salary.

The Remuneration Committee has the discretion to reduce the number or percentage of shares which vest, if, notwithstanding the Group is ranked at or above the median level in respect of either tranche of award shares, the Remuneration Committee is of the opinion that the growth in the Group’s TSR achieved for either tranche is not a genuine reflection of the Group’s underlying financial performance. The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by PricewaterhouseCoopers LLP. For the awards made in 2004 no award vested as the Company was ranked below median in the FTSE 100 comparator group and 11th in the medical devices group.

(ii) Executive Share Options

In 2006, share options were granted under the 2004 Executive Share Option Plan and 2001 UK Approved Plan for UK resident executive directors and senior executives. Under the 2004 Plan, the maximum market value of options which may be granted each year is equivalent to the basic annual salary of the director or executive. Options are exercisable up to ten years from the date of grant and are only exercisable if graduated target levels of growth in EPSA over the three-year performance period are achieved, beginning with that in which the option is granted. Options were granted under the 2001 UK Approved Plan up to the value of £30,000 and formed part of the overall grant. Performance conditions for these awards were the same as for the 2004 Plan.

The target levels of performance are set by the Remuneration Committee for each grant. For 2006 they were: 25% of the option shares will vest if growth in EPSA over the three-year period ending 31 December 2008 is 26% (i.e. 8% compounded annually) with 50% vesting if such growth is 40% (i.e. 12% compounded annually). Only if growth in EPSA over that period exceeds 64% (i.e. 18% compounded annually) will all of the option shares vest. Option shares will vest pro rata on a straight-line basis if growth in EPSA is between these levels. There is no retesting of performance conditions. For the awards made in 2004 77.4% vested as EPSA growth for the three year period was 61.7%.

(iii) Co-investment Plan

The 2004 Co-investment Plan enables executive directors and senior executives to take part of their annual bonus in the form of shares. The participant elects the level of bonus to be used for this purpose up to a maximum of one half of the annual gross bonus capped at 20% of basic annual salary for executive directors and executive officers. The net amount of the gross amount elected is then used to purchase shares.

For the 2006 award, and provided such shares are held for three years and the participant remains employed within Smith & Nephew, the participant will be entitled to matching shares if the Company achieves a target level of growth in EPSA over that three-year period of 40% (i.e. 12% compounded annually). At this level, the participant is entitled to one matching share for every share acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is 50% or more the participant is entitled to two matching shares for each share acquired out of the gross equivalent amount of the net bonus applied to shares. There is no sliding scale nor pro rata vesting of matching awards between these performance levels, nor is there any retesting. For the awards made in 2004, executives will receive two matching shares as EPSA growth for the three year period was 61.7%.

In the event of a change of control of the Company, the Remuneration Committee will determine what proportion of the awards or options will vest and what proportion of the matching shares will be transferred to the executives taking into account both the proportion of the performance period and the performance of the Company over that period. In the event that an executive resigns or if employment is terminated for cause, all the options lapse. If an executive retires or leaves for other reasons, the award is prorated for the proportion of the performance period then elapsed. The prorated award is still subject to the attainment of the performance criteria before vesting.

Senior executives are expected to build and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 100% of basic salary within five years and executive officers are required to accumulate a personal holding equivalent to 75% of basic salary within five years.

(iv) Other Long-Term Incentive Plans (Pre 2004)

The Performance Share Plan adopted in 2004 replaced the long-term incentive plan (“LTIP”) established in 1997 for executive directors and executive officers. The last award was 2003 and vested in 2006. No further awards will be made under this LTIP. However, as every encouragement is given to executive directors and senior managers to build up a significant shareholding in the Group, participants in the LTIP who have not left the Group will, at the fifth and seventh anniversaries of the date of the original award, be awarded one additional share for every five so retained.

The 2001 UK Approved Share Option Plan, the 2001 UK Unapproved Share Option Plan and the 2001 US Share Plan are now, in the main, for the benefit of those executives not eligible for the 2004 share incentive plans. Each year the Remuneration Committee determines the maximum value of options to be granted to executives by reference to multiples of salary.

With the exception of the 2001 US Share Plan, the exercise of these options is subject to EPSA growth of not less than RPI plus 3% per annum, on average, in a period of three consecutive years. From 2005, there is no retesting of the performance conditions. Performance conditions were selected to be in line with market practice at the time. The awards made in 2004 will vest in 2007 as EPSA growth over the three year performance period exceeded the RPI +3% target. Options granted under the 2001 US Share Plan, in line with US market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. Awards of restricted stock under the 2001 US Share Plan are not subject to performance targets but are subject to the executive remaining with the Group for a specified period, normally two years.

Executive share options under all schemes are not offered at a discount to the market value at the time of grant and would vest on a change in control.

UK executive directors and executive officers are eligible to participate in the Smith & Nephew Employee Share Option Scheme (ShareSave) and US executive directors and executive officers are eligible to participate in the Employee Stock Purchase Plan. Both these plans are available to all UK or US employees with three months service.

(d) Pensions

Pensions — UK

UK based executive directors and executive officers have a normal retirement age of 62. Those in service pre-2003 participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of one-thirtieth of final pensionable salary up to a limit based on service of two-thirds of final pensionable salary, subject to Inland Revenue constraints. Pensions in payment are guaranteed to increase by 5% per annum or the rate of inflation in the UK, if lower. Death in service cover of four times salary and spouse’s pension at the rate of two thirds of the member’s pension are provided on death. A salary supplement partially compensates for the UK Inland Revenue earnings cap on final pensionable salary which continues to apply in the defined benefit plans.

Remuneration Report

Those commencing employment post 2002 either participate in the defined contribution plan to which a company contribution of 30% of base salary is made or have a non-pensionable non-bonusable salary supplement of 30% of base salary. Death in service cover of seven times salary (of which four times is provided as a lump sum) is provided on death. The non-pensionable non-bonusable salary supplement is also available to any executive director or executive officer who wishes to opt out of the defined pension plans for future service.

Pensions — US

US based executive directors and executive officers participate in either the defined benefit Smith & Nephew US Pension Plan or the defined contribution US Savings Plan 401(k) Plus. Any new executives would enter the US Savings Plan 401(k) Plus. Under the US Pension Plan, pensions accrue at an annual rate of approximately one-sixty second of final pensionable salary up to a limit based on service of 60% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one half of the member’s pension on death. Normal retirement age under the plan is 65. For executives in the defined benefit US pension plan a supplementary plan is used to enable benefits to be payable from age 62 without reduction for early retirement. A supplementary defined contribution plan is used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits.

Total Reward Composition

In 2006, excluding pension entitlements, the composition of remuneration for Sir Christopher O’Donnell was: base pay (fixed) 33%, annual bonus (variable) 16%, and long-term incentives (variable) 51%; for David J. Illingworth was: base pay (fixed), 15% annual bonus (variable), 8% and long-term incentives (variable) 77%; and for Adrian Hennah was: base pay (fixed) 29%, annual bonus (variable) 14%, and long-term incentives (variable) 57%.

The following table provides a comparison of variable remuneration of executive directors and executive officers and business unit management shown as a percentage of salary. Except for the annual bonus, the components are measured over a three year period.

	Annual bonus	Performance Share Plan	Share option Plan	Co-investment Plan
Executive Directors and executive officers	0% to 100% depending on performance	Equal to 100% of salary (75% for executive officers) for 75th centile TSR	Equal to 50% of salary for EPSA growth of 40%	Maximum 20% of salary with 1 to 1 matching at EPSA growth of 40%

GBU Executives	0% to 80% depending on performance	Equal to 35% of salary for 75th centile TSR	Equal to 50% of salary for EPSA growth of 40%	Maximum 18% of salary with 1 to 1 matching at EPSA growth of 40%

Remuneration Committee Initiatives

During 2006 the Committee reviewed the performance conditions for all share plans and were of the view that they remained appropriate. However, some changes were made to the annual bonus plan for the year and for future years. For executive directors the budgeted improvement in ROCE which accounted for 25% of the bonus was replaced by personal objectives. Achievement of the personal objectives would be underpinned by asset velocity. For 2007 and onwards achievement of target performance will produce a bonus of 65% for executive directors. To reflect current market practice, the bonus payable to UK executives was increased from 30% to 50% of salary on the achievement of the target performance conditions. With the relative slowdown in 2006 of growth in the markets in which the Group operates, the EPSA growth rates for bonus purposes were reduced by 2% although target remained at 8%. For Group Head Office executives sales growth replaced budgeted improvement in ROCE. Further amendments were made to the sales element of the bonus for the business unit executives.

For 2006 only, the Committee approved amendments to EPSA for bonus, stock options and co-investment plan vesting, which were largely in line with guidance given to the market in Quarter 1 of 2006 and included the dilution resulting from the sale of BSN Medical and the loss of interest rate differentials with the change to US dollar reporting.

In line with current good practice to minimise attrition risks, change-in-control measures were put in place at senior executive levels. For the Chief Executive a 12 months change-in-control was inserted into his contract and for the Chief Financial Officer 24 months reducing to 12 months after the initial period. For US business unit Presidents the change-in-control period is now 24 months. The change-in-control arrangements do not enhance current pay and benefit entitlements.

During the year executive attrition risks in the medical devices sector and particularly in the US have increased. To mitigate this the Committee approved the issue of restricted stock to selected US executives considered to be most at risk. This includes an award to David J. Illingworth of 96,710 shares in December 2006. One half of this award will vest if he remains in continuous employment until 31 December 2007 and the remainder will vest if he remains in continuous employment until 31 December 2008.

To facilitate his recruitment to the Board in June 2006, the Committee approved an award of 57,603 restricted stock under Rule 9.4 of the Listing Rules of the FSA to Adrian Hennah. This award will vest if he remains in continuous employment until 15 June 2009.

Service Contracts

All appointments of executive directors are intended to have twelve month notice periods, but it is recognised that for some new appointments a longer period may initially be necessary for competitive reasons, reducing to twelve months thereafter. Accordingly the Committee approved that, for the appointments of Adrian Hennah and David J. Illingworth, their notice periods on appointment would effectively be 24 months, reducing to 12 months on the expiry of the initial term.

Sir Christopher O’Donnell, appointed to the Board of Directors in September 1992, has a service agreement dated January 1992 which expires on his 62nd birthday in October 2008. David J. Illingworth, appointed to the Board of Directors in February 2006, has a service agreement dated February 2006 which expires on his 62nd birthday in 2015. Adrian Hennah, appointed to the Board of Directors in June 2006, has a service agreement dated June 2006 which expires on his 62nd birthday in 2019. The service agreement for David J. Illingworth is terminable by the Company on not more than 24 months notice reducing to 12 months after the initial term. Adrian Hennah’s service agreement is terminable by the company on 12 months notice. Under his service agreement, the earliest that such notice may be given by the Company is June 2007. The service agreement for Sir Christopher O’Donnell is terminable by the Company on 12 month’s notice The agreements are terminable by the executive director on six months notice. There is no enhancement of termination rights on a change of control of the Group. During 2006 termination of the contract by the Group, except for ‘cause’, would effectively entitle the executive directors to up to 24 months’ basic salary for David J. Illingworth and Adrian Hennah reducing to 12 months after the initial term and 12 months for Sir Christopher O’Donnell, bonus at target of 50%, a contribution to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the 2004 senior executive share plans entitlement. The Committee has determined to include the requirement for mitigation in the contracts of the executive directors appointed during the year. Peter Hooley, whose service agreement was due to expire in June 2008, retired in June 2006.

External Non-executive Directorships

Currently, none of the executive directors is a non-executive director of another company. Such appointments would be subject to the approval of the Nominations Committee and are restricted to one appointment for each executive director. All fees receivable by a director would normally be paid to the Company.

Non-executive Directors

Non-executive directors do not have service contracts but instead have letters of appointment. Non-executive directors are normally appointed for three terms of three years terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a three month notice period. The remuneration of the non-executive directors is determined by the Nominations Committee who aim to set fees that are competitive with other companies of equivalent size and complexity. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to the annual basic fee, within three years.

The Chairmen of the Audit and Remuneration Committees and the Senior Independent Director receive an extra £7,500 for their additional responsibilities. In 2006, Dr. Rolf Stomberg waived his extra fee entitlement due to him as Senior Independent Director.

Remuneration Report

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits (i)	Bonus	Total emoluments excluding pension entitlements	Pension entitlements	Total including pension entitlements 2006	Total excluding pension entitlements 2005	Total including pension entitlements 2005
	(£ thousands)
Chairman (non-executive):
John Buchanan (ii)	235	–	–	235	–	235	90	90

Executive Directors:
Sir Christopher O’Donnell	894	2	435	1,331	27	1,358	884	934
David J. Illingworth (iii)	349	117	214	680	110	790	–	–
Adrian Hennah (iv)	321	12	169	502	–	502	–	–

Non-executive Directors:
Dr. Rolf W. H. Stomberg	56	–	–	56	–	56	53	53
Warren D. Knowlton	56	–	–	56	–	56	53	53
Richard De Schutter	47	–	–	47	–	47	45	45
Dr. Pamela J. Kirby	47	–	–	47	–	47	45	45
Brian Larcombe	47	–	–	47	–	47	45	45

Former Directors:
Dudley G. Eustace (v)	83	–	–	83	–	83	251	251
Peter Hooley (vi)	295	8	119	422	43	465	484	596

Total	2,430	139	937	3,506	180	3,686	1,950	2,112

(i)	Benefits shown in the table above include cash allowances and benefits in kind.
(ii)	Appointed Chairman on 27 April 2006.
(iii)	Appointed Chief Operating Officer on 8 February 2006. Benefits include £88,000 for tax equalisation purposes.
(iv)	Appointed Chief Financial Officer on 15 June 2006.
(v)	Retired 27 April 2006.
(vi)	Retired 30 June 2006. Peter Hooley has acted in a consultancy capacity to the Group from 30 June 2006 to 31 December 2006 at a fee of £75,000. This is included in the table above.

Christopher O’Donnell’s salaries and fees includes £163,000 relating to a salary supplement as in April 2006 he opted out of the defined benefit pension plan for future service and elected to receive a non-pensionable, non-bonusable salary supplement. Adrian Hennah’s salaries and fees include £74,000 as he elected to receive a non-pensionable, non-bonusable salary supplement rather than join the defined contribution salary pension scheme. Peter Hooley’s salaries and fees include a salary supplement of £22,000.

(a) Pensions

	Accrued pension as at 1 Jan 2006	Increase in accrued pension excluding inflation	Accrued pension at 31 Dec 2006	Transfer value of accrued pension at 1 Jan 2006	Directors’ contributions during 2006	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at 31 Dec 2006
		(£ per annum)		(£)	(£)	(£)	(£)
Sir Christopher O’Donnell	295,000	19,000	322,000	4,653,000	8,000	1,705,000	6,366,000
David J. Illingworth	1,700	–	1,700	5,000	–	1,000	6,000
Former Director:
Peter Hooley (retired)	39,000	6,000	45,000	649,000	37,000	444,000	1,096,000

An amount of £37,000 (2005 — £108,000) was provided under the supplementary unfunded defined contribution arrangement for Peter Hooley, bringing his total taxable benefit under the plan to £639,000 (2005 — £602,000). An amount of £110,000 was provided under the US defined contribution arrangements for David J. Illingworth bringing his total benefit under the plan to £446,000. The increase in the transfer values are as a result of a change in the underlying factors to reflect current market conditions, particularly allowing for the impact of increased longevity and lower gilt rates, the unwinding of the previous year’s salary increase within the definition of final pensionable salary and the increase in pension as a result of the salary increase granted during the year.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation have been paid to past directors.

(b) Directors’ Share Options

	Option type		Options 1 Jan 2006 or on appointment	Granted during 2006		Exercised	Lapsed		Options 31 Dec 2006	Average exercise price	Range of exercisable dates of options held at 31 Dec 2006
			(Number)	(Number)		(Number)	(Number)		(Number)	(p)	(Date)
Sir Christopher O’Donnell	Exec	(1)	121,951	134,046		–	–		255,997	523.0	05/07-03/16
	Exec	(1)	113,140	–		–	–		113,140	574.5	05/07-05/14
	SAYE	(2)	–	2,715		–	–		2,715	348.0	11/09-04/10
	LTIP	(3)	457,753	90,516	(4)	–	–		548,269	–	07/03-03/13

Total			692,844	227,277		–	–		920,121

David J. Illingworth	Exec	(1)	144,791	174,784		–	–		319,575	470.0	03/03-03/16
	Exec	(1)	44,940	–		–	–		44,940	574.5	05/07-05/14

Total			189,731	174,784		–	–		364,515

Adrian Hennah	Exec	(1)	–	103,686		–	–		103,686	434.0	06/09-06/16

Total			–	103,686		–	–		103,686

Former Director:
Peter Hooley	Exec	(1)	64,727	71,984	(7)	–	(89,551	)(6)	47,160	528.0	05/07-03/16
	Exec	(1)	60,050	–		–	(10,009	)(6)	50,041	574.5	05/07-05/14
	SAYE	(2)	2,404	–		(1,363)	(1,041)		–	–	–
	LTIP	(3)	282,965	75,953	(5)	(358,918)	–		–	–	–

Total			410,146	147,937		(360,281)	(100,601)		97,201

(1)	Options granted under Executive Share Option Plans. In 2004 options were granted at an exercise price of 574.5p which was higher than the share price at 31 December 2006.
(2)	Options granted under the UK ShareSave schemes with an exercise price of 394p. The market price on Peter Hooley’s date of exercise was 486p. 1,041 of Peter Hooley’s Sharesave options lapsed during the year due to retirement.
(3)	Nil cost options acquired through vesting of LTIP awards. The market price on Peter Hooley’s date of exercise was 488p.
(4)	Comprises vesting of 2003 LTIP award at 49% (68,408 shares) and award of 22,108 anniversary bonus shares.
(5)	Comprises vesting of 2003 LTIP award at 49% (38,744 shares) and award of 37,209 anniversary bonus shares.
(6)	99,560 options lapsed during the year due to retirement.
(7)	Options granted to Peter Hooley in the year were granted prior to his retirement.

The range in the market price of the Company’s Ordinary Shares during the year was 400p to 571p and the market price at 31 December 2006 was 533p. The total profit on exercise of options during the year was £1,752,774 consisting of £1,254 from the exercise of Peter Hooley’s SAYE options and £1,751,520 from Peter Hooley’s exercise of nil cost options under the 1997 LTIP (2005 — £1,492,440: Sir Christopher O’Donnell £6,767 and Peter Hooley £1,485,673).

100,000 options granted during 2006 to David J. Illingworth under the 2001 US Share Plan lapsed on 8 February 2007 as performance criteria were not met. 25,570 options granted to Sir Christopher O’Donnell in 2004 under the 2004 Executive Share Option Plan also lapsed as 77.4% of the grant vested in accordance with performance criterion. 10,157 options granted to David J. Illingworth in 2004 under the 2004 Executive Share Option Plan also lapsed.

Remuneration Report

(c) Long-Term Incentive Plan Awards

	Award type		Maximum number of shares awarded at 1 Jan 2006 or date appointed	Awards during the year		Market price on award date	Vested Award (1)	Lapsed award		Number of shares awarded at 31 Dec 2006	Latest performance
			(Number)	(Number)		(p)	(Number)	(Number)		(Number)	(Year ending)
Sir Christopher O’Donnell	LTIP	(1)	139,609	–		–	(68,408)	(71,201)		–	–
	PSP	(2)	235,090	134,046		514	–	–		369,136	2008

Total			374,699	134,046			(68,408)	(71,201)		369,136

David J. Illingworth	LTIP	(1)	48,371	–		–	(23,701)	(24,670)		–	–
	PSP	(2)	67,090	74,350		514	–	–		141,440	2008
	RSA	(3)	–	96,710		533	–	–		96,710	2008

Total			115,461	171,060			(23,701)	(24,670)		238,150

Adrian Hennah	RSA	(3)	–	57,603		434	–	–		57,603	2009	(6)
	PSP	(2)	–	103,686		434	–	–		103,686	2008

Total			–	161,289			–	–		161,289

Former Director:
Peter Hooley (retired 30.06.06)	LTIP	(1)	79,070	–		–	(38,744)	(40,326)		–	–
	PSP	(2)	124,776	71,984		514	–	(102,362	)(4)	94,398	2008
	LTIP		–	20,830	(5)	–	(20,830)	–		–	–

Total			203,846	92,814			(59,574)	(142,688)		94,398

(1)	Awards under previous Long-Term Incentive Plan. The market price at the date the awards were made in 2003 under the previous Long-Term Incentive Plan was 361.3p. These awards vested at 49%. At the date of vesting the market price was 507p. For UK executives the vested award may be taken in the form of nil cost options exercisable up to 7 years thereafter.
(2)	Awards under 2004 Performance Share Plan. Subject to attainment of performance conditions, a further 50% of the award may vest.
(3)	Award of restricted stock. No performance conditions but subject to remaining with the Group for specified period.
(4)	Awards over 102,362 shares lapsed during the year due to retirement.
(5)	Receipt of shares from re-investment of cash dividends under previous Long-Term Incentive Plan. At the date of vesting the market price was 488p.
(6)	No performance conditions but subject to remaining with the Group until 15 June 2009.

Adrian Hennah, who was appointed to the Board in June 2006 was awarded 57,603 shares related to his appointment. This award will vest if he remains in continuous employment until the third anniversary of his appointment. David J. Illingworth was awarded 96,710 shares in December 2006. One half of these awards will vest if he remains in continuous employment until 31 December 2007 and the remaining will vest if he remains in continuous employment until 31 December 2008.

Awards over 113,140 shares made in 2004 for Sir Christopher O’Donnell under the 2004 Performance Share Plan lapsed on 8 February 2007 as the performance criteria were not met. Awards over 33,700 shares made in 2004 to David J. Illingworth under the 2004 Performance Share Plan also lapsed.

(d) Co-investment Plan Awards

The number of matched shares to be allocated to each Executive Director is subject to the growth in EPSA over a three-year period. Details of the Plan can be found on pages 63 and 64.

	Total matched Award as at 1 Jan 2006 or date appointed	Shares acquired with net bonus in March 2006	Matched Share award during year	Lapsed award		Total Matched Share award at 1 x gross bonus held at 31 Dec 2006 (ii)
Sir Christopher O’Donnell	46,339	10,795	18,498	–		64,837
David J Illingworth	17,410	7,040	11,850	–		29,260
Adrian Hennah	–	–	–	–		–
Former Director:
Peter Hooley (retired 30 June 2006)	24,594	–	–	(8,356	)(i)	16,238

(i)	Awards over 8,356 shares lapsed during the year due to retirement
(ii)	Dependent upon EPSA performance. One for one matching could increase to two for one matching.

Awards over 22,286 shares to Sir Christopher O’Donnell made in 2004 under the 2004 Co-investment Plan will vest on the third anniversary of their date of award (16 June 2007) at 2 x gross bonus as performance conditions were met. Awards over 8,520 shares to David J. Illingworth made in 2004 under the 2004 Co-investment Plan will also vest at 2 x gross bonus.

Senior Management Remuneration

The Group’s administrative, supervisory and management body (‘the senior management’) comprises, for US reporting purposes, executive directors and the executive officers.

In respect of the financial year 2006 the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to the senior management for the year was £6,427,000, the aggregate increase in accrued pension benefits was £93,000 and the aggregate amounts provided for under the supplementary schemes was £304,000.

During 2006 senior management were granted options over 1,012,526 shares and 193,800 restricted stock awards under the Executive Share Option Plans, over 5,430 shares under the employee ShareSave schemes and awarded 452,416 shares and 34,162 ADSs under the 2004 Performance Share Plan and 40,596 shares and 3,487 ADSs under the Co-investment Plan. As of 15 March 2007 the senior management (11 persons) owned 407,835 shares and 12,004 ADSs, constituting less than 1% of the issued share capital of the Company. Senior Management also held, as of this date, options to purchase 1,684,950 shares; 193,800 restricted stock awards and 596,580 shares and 48,788 ADSs awarded under the Performance Share Plan and 142,622 shares and 5,068 ADSs under the Co-investment Plan.

Remuneration Report

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	15 March 2007 (i)			31 December 2006		1 January 2006 or date appointed
	Shares (ii)		Options	Shares (ii)	Options	Shares (ii)	Options
	(Number)
John Buchanan	60,351		–	60,351	–	20,000	–
Sir Christopher O’Donnell	209,881		894,551	209,881	920,121	197,031	692,844
Sir Christopher O’Donnell	50,000	(iii)	–	50,000	–	–	–
David Illingworth	31,855		304,358	31,855	364,515	21,210	189,731
Adrian Hennah	–		103,686	–	103,686	–	–
Brian Larcombe	5,000		–	5,000	–	5,000	–
Dr. Pamela J. Kirby	8,500		–	8,500	–	8,500	–
Dr. Rolf W. H. Stomberg	13,092		–	13,092	–	13,092	–
Warren D. Knowlton	59,501		–	54,001	–	27,001	–
Richard De Schutter	250,000		–	250,000	–	250,000	–
Former Directors:
Dudley G. Eustace (iv)	67,023		–	67,023	–	66,109	–
Peter Hooley (v)	30,173		97,201	246,726	97,201	227,340	410,146

(i)	The latest practicable date for this Annual Report.
(ii)	Holdings of the directors together represent less than 1% of the Ordinary Share Capital of the Company.
(iii)	Following the redenomination of Ordinary Shares into US Dollars, on 23 January 2006, Sir Christopher O’Donnell was issued with 50,000 £1 Deferred shares. These shares are not listed on any Stock Exchange and have extremely limited rights attached to them.
(iv)	Retired 27 April 2006.
(v)	Retired 30 June 2006.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

Total Shareholder Return

Schedule 7A to the Companies Act 1985 requires a graph to be published showing the Company’s TSR against the TSR performance of a broad equity market index. As a component company of the FTSE 100 index, a graph of the Company’s TSR performance compared to that of the TSR of the FTSE 100 index is shown below:

By order of the Board, 20 March 2007:

Paul Chambers

Secretary

Group Accounts

ACCOUNTS

DIRECTORS’ RESPONSIBILITIES FOR THE ACCOUNTS

The directors are responsible for preparing the Group and Parent Company accounts in accordance with applicable United Kingdom law and regulations. As a consequence of the Parent company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) the directors are responsible for the preparation and filing of an annual report on Form 20-F with the US Securities and Exchange Commission.

The directors are required to prepare Group accounts for each financial year, in accordance with the International Financial Reporting Standards adopted by the European Union (“EU”) which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group accounts, the directors are required to:

•	Select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;

•	Present information, including accounting policies, in a manner that provides relevant, reliable comparable and understandable information;

•

Provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s financial position and financial performance; and

•	State that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the accounts.

Under United Kingdom law the directors have elected to prepare the Parent company accounts in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), which are required by law to give a true and fair view of the state of affairs of the Parent company and of the profit or loss of the Parent company for that period. In preparing the Parent company accounts, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent;

•	State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the accounts; and

•	Prepare the accounts on a going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the accounts.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the Parent company and enable them to ensure that the accounts comply with the Companies Act 1985 and, in the case of the Group accounts, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and the Parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website. It should be noted that information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Group Accounts

INDEPENDENT AUDITORS’ UK REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Group accounts of Smith & Nephew plc for the year ended 31 December 2006 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group Statement of recognised income and expense, and the related Notes 1 to 40. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the Parent company accounts of Smith & Nephew plc for the year ended 31 December 2006 and on the information in the Remuneration Report that is described as having been audited.

This report is made solely to the Group’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Group’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the Group accounts in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Directors’ Responsibilities for the Accounts.

Our responsibility is to audit the Group accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group accounts give a true and fair view, the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the information given in the directors’ report is consistent with the Group accounts. The information given in the Directors’ report includes that specific information presented in the “Introduction and Financial Summary” that is cross referred from the “Operating and Financial Review” Section of the Directors’ Report.

We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Group’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group accounts. The other information comprises only the “Financial Summary”, the “Description of the Group”, the “Operating and Financial Review, Liquidity and Prospects”, the “Corporate Governance Statement” and the unaudited part of the “Remuneration Report”. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group accounts. Our responsibilities do not extend to any other information.

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

Opinion

In our opinion the Group accounts:

•	give a true and fair view in accordance with IFRSs as adopted by the European Union of the state of the Group’s affairs as at 31 December 2006 and of its profit for the year then ended;

•	the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the Group accounts.

Ernst & Young LLP

Registered auditor

London, England

20 March 2007

Group Accounts

INDEPENDENT AUDITORS’ US REPORTS

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2006 and 2005, and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2006. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 40 of the Notes to the Group Accounts).

As discussed in Note 25 and Note 40, the accounts for each of the two years in the period ended 31 December 2005 have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Smith & Nephew plc’s internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 20 March 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

20 March 2007

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited management’s assessment, included in the accompanying, managements report on internal control over financial reporting on page 57 that Smith & Nephew plc maintained effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Smith & Nephew plc maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2006 and 2005, and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2006 and our report dated 20 March 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

20 March 2007

Group Accounts

GROUP INCOME STATEMENT

	Years ended 31 December
	2006		2005 (i) (ii)		2004 (i) (ii)
	($ million, except per Ordinary Share amounts)
Revenue — (Note 3)	2,779		2,552		2,301

Trading profit — (Note 3)	571		517		452
Bid related costs — (Note 5)	(20)		–		–
Restructuring and rationalisation expenses — (Note 5)	–		(84)		–
Macrotextured claim — (Note 6)	–		–		(154)
Amortisation of acquisition intangibles — (Note 13)	(14)		(11)		(8)

Operating profit — (Notes 3 and 4)	537		422		290
Interest receivable — (Note 7)	19		27		31
Interest payable — (Note 7)	(9)		(18)		(24)
Other finance income/(costs) — (Note 8)	6		(5)		(3)
(Loss)/gain on hedge of the sale proceeds of the joint venture — (Note 8)	(3)		2		–

Profit before taxation	550		428		294
Taxation — (Note 9)	(156)		(126)		(77)

Profit from continuing operations	394		302		217
Discontinued operations:
Share of results of the joint venture — (Note 15)	–		31		28
Net profit on disposal of the joint venture — (Note 15)	351		–		–

Profit from discontinued operations	351		31		28

Attributable profit for the year (iii) (iv)	745		333		245

Earnings per Ordinary Share — (Note 11)
Including discontinued operations:
Basic	79.2	¢	35.5	¢	26.2	¢
Diluted	78.9	¢	35.3	¢	26.0	¢
Continuing operations:
Basic	41.9	¢	32.2	¢	23.2	¢
Diluted	41.7	¢	32.0	¢	23.1	¢
Discontinued operations:
Basic	37.3	¢	3.3	¢	3.0	¢
Diluted	37.2	¢	3.3	¢	2.9	¢

(i)	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 — see Note 1 of the Notes to the Group Accounts.

(ii)	As restated — see Note 25 of the Notes to the Group Accounts.

(iii)	A summary of the adjustments to attributable profit for the year that would be required had accounting principles generally accepted in the US been applied rather than IFRS as adopted by the EU is set out in Note 40 of the Notes to the Group Accounts.

(iv)	All attributable profit is attributable to equity holders of the Parent Company.

GROUP BALANCE SHEET

	At 31 December
	2006	2005 (i) (ii)
	($ million)
ASSETS
Non-current assets:
Property, plant and equipment — (Note 12)	635	589
Intangible assets — (Note 13)	831	673
Investments — (Note 14)	10	10
Deferred tax assets — (Note 23)	110	148

	1,586	1,420

Current assets:
Inventories — (Note 17)	619	557
Trade and other receivables — (Note 18)	680	620
Current asset derivatives — (Note 19)	–	10
Cash and bank — (Note 19)	346	151

	1,645	1,338
Held for sale — Investment in joint venture (Note 15)	–	218

TOTAL ASSETS	3,231	2,976

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Called up equity share capital — (Note 24)	189	203
Share premium account — (Note 25)	329	299
Own shares — (Note 27)	(1)	(4)
Other reserves — (Note 25)	63	22
Accumulated profits — (Note 25)	1,594	915

Total equity (iii)	2,174	1,435

Non-current liabilities:
Long-term borrowings — (Note 19)	15	211
Retirement benefit obligation — (Note 33)	154	206
Other payables due after one year — (Note 21)	3	16
Provisions — due after one year — (Note 22)	34	48
Deferred tax liabilities — (Note 23)	35	48

	241	529

Current liabilities:
Bank overdrafts and loans due within one year — (Note 19)	119	227
Trade and other payables — (Note 21)	419	452
Provisions — due within one year — (Note 22)	49	91
Current liability derivatives — (Note 19)	2	29
Current tax payable	227	213

	816	1,012

Total liabilities	1,057	1,541

TOTAL EQUITY AND LIABILITIES	3,231	2,976

The accounts were approved by the Board and authorised for issue on 20 March 2007 and are signed on its behalf by:

John Buchanan Chairman Christopher O’Donnell Chief Executive Adrian Hennah Chief Financial Officer

(i)	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 — see Note 1 of the Notes to the Group Accounts.

(ii)	As restated — see Note 25 of the Notes to the Group Accounts.

(iii)	A summary of the adjustments to equity that would be required had accounting principles generally accepted in the US been applied rather than IFRS as adopted by the EU is set out in Note 40 of the Notes to the Group Accounts.

Group Accounts

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2006	2005 (i)(ii)	2004 (i)(ii)
	($ million)
Net cash inflow from operating activities
Profit before taxation	550	428	294
Less: Net interest receivable	(10)	(9)	(7)
Depreciation, amortisation and impairment	166	177	128
Loss on sale of property, plant and equipment	3	3	5
Share based payment expense	14	13	11
Increase in inventories	(37)	(77)	(102)
Increase in trade and other receivables	(30)	(52)	(75)
(Decrease)/increase in trade and other payables and provisions (iii)	(150)	(111)	161

Cash generated from operations (iv)	506	372	415
Interest received	19	27	31
Interest paid	(9)	(18)	(24)
Income taxes paid	(144)	(112)	(70)

Net cash inflow from operating activities	372	269	352

Cash flows from investing activities
Acquisitions	(85)	(25)	(67)
Cash acquired with acquisitions	2	–	3
Disposal of the joint venture	537	–	–
Dividends received from the joint venture	–	25	26
Capital expenditure	(231)	(202)	(187)
Disposal of property, plant and equipment	9	2	2

Net cash provided by/(used in) investing activities (v)	232	(200)	(223)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	16	19	14
Own shares purchased	–	–	(6)
Cash movements in borrowings and Loan Notes due within one year — (Note 28)	(93)	16	(114)
Cash movements in borrowings due after one year — (Note 28)	(200)	18	2
Settlement of currency swaps — (Note 28)	(10)	(4)	74
Equity dividends paid	(96)	(91)	(84)

Net cash used in financing activities	(383)	(42)	(114)

Net increase in cash and cash equivalents	221	27	15
Cash and cash equivalents at beginning of year — (Note 28)	65	44	26
Exchange adjustments — (Note 28)	5	(6)	3

Cash and cash equivalents at end of year — (Note 28)	291	65	44

(i)	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 — see Note 1 of the Notes to the Group Accounts.

(ii)	As restated — see Note 25 of the Notes to the Group Accounts.

(iii)	Includes $21m (2005 — $7m, 2004 — $4m) of outgoings on restructuring, rationalisation and acquisition integration costs and $26m of pension funding in excess of current service cost (2005 — $86m of special pension fund contributions).

(iv)	After $33m (2005 — $47m, 2004 — $32m) unreimbursed by insurers relating to macrotextured knee revisions and $4m (2005 — nil, 2004 — nil) of outgoings on bid related costs.

(v)	Discontinued operations accounted for $537m (2005 — $25m, 2004 — $26m) of investing activities.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Years Ended 31 December
	2006	2005 (i) (iii)	2004 (i) (iii)
	($ million)
Cash flow hedges:
— gains taken to equity	–	4	–
— transferred to income statement for the year	(4)	12	–
Exchange differences on translation (iv)	59	(135)	86
Cumulative translation adjustment on disposal of the joint venture	(14)	–	–
Actuarial gains/(losses) on retirement benefit obligations	30	(14)	(25)
Taxation on items taken directly to or transferred from equity	(11)	3	10

Net income/(loss) recognised directly in equity	60	(130)	71
Attributable profit for the year	745	333	245

	805	203	316
Restatement for the effects of IAS 32 and 39 (ii)	–	(10)	–

Total recognised income and expense for the year	805	193	316

Effect of change in accounting policy relating to death in service liability			(15)
Effect of correction of elimination of intragroup profit			(26)

			(41)

(i)	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 — see Note 1 of the Notes to the Group Accounts.

(ii)	On 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.

(iii)	As restated — see Note 25 of the Notes to the Group Accounts.

(iv)	Exchange differences on translation in 2005 and 2004 include differences arising between balance sheet date translation and the translation of share capital and share premium from Sterling to US Dollars at the rate of exchange on the date of redenomination which was 23 January 2006.

(v)	The statement of comprehensive income required under accounting principles generally accepted in the US is set out in Note 40 of the Notes to the Group Accounts.

Group Accounts

NOTES TO THE GROUP ACCOUNTS

1.	General Information

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales under the Companies Acts. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are described in “Description of the Group — Business Description”.

Presentation of financial information

As the Group’s principal assets and operations are in the US and the majority of its operations are conducted in US Dollars, the Group changed its presentational currency from Pounds Sterling to US Dollars with effect from 1 January 2006. The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. Financial information for prior periods has been restated from Pounds Sterling into US Dollars in accordance with IAS 21.

The cumulative translation reserve was set to nil at 1 January 2003 (i.e. the transition date to IFRS). All subsequent movements comprising differences on the retranslation of the opening net assets of non US Dollar subsidiaries and hedging instruments have been charged to the cumulative translation reserve included in “Other Reserves”. Share capital and share premium was translated at the rate of exchange on the date of redenomination.

As a result of the above the presentational currency of the Group (i.e. US Dollars) in the restated years of 2005 and 2004 is different from the functional currency of the Company (i.e. Pounds sterling).

In previous years the Group protected its equity, as measured in Sterling, by matching non-Sterling assets with non-Sterling liabilities principally by the use of currency swaps. Exchange movements on both the non-Sterling net assets and the hedging instruments were recorded as movements in “Other Reserves”. As hedging was effective up to the date of the change in functional currency, the Group has continued to present these as movements in “Other Reserves” as this hedging is regarded as valid in the comparator years. When presenting comparative periods in US Dollars the retranslation of the net Sterling assets results in the large exchange differences shown in the Statement of Recognised Income and Expense.

As detailed in Note 25 the Group has made certain restatements to the comparative years’ balances. All prior year comparatives in affected Notes to the Group accounts have been restated to reflect these restatements.

As required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”) effective as at 31 December 2006. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (“IASB”). However, the Group accounts for the years presented would be no different had the Group applied IFRSs as issued by the IASB. References to “IFRS” hereafter should be construed as reference to IFRSs as adopted by the EU.

The Group applied IFRS 1 First Time Adoption for International Financial Reporting Standards in 2005 to provide a starting point for reporting under IFRS. The Group’s date of transition to IFRS was 1 January 2003 and all comparative information in the financial statements was restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

IFRS 1 required an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 required the standards effective at the reporting date to be applied retrospectively. However, retrospective application was prohibited in some areas, particularly where retrospective application would require judgements by management about past conditions after the outcome of the particular transaction is already known. A number of optional exemptions from full retrospective application of IFRSs were granted where the cost of compliance was deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management are set out in Note 2.

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

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and all the subsidiaries and the joint venture for the periods during which they were members of the Group.

A subsidiary is an entity controlled by the Group. Subsidiaries are included in the Group accounts from the date that the Group obtains control. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated on consolidation.

Business Combinations

On acquisition, identifiable assets and liabilities (including contingent liabilities) of subsidiaries are measured at their fair values at the date of acquisition with any excess of the cost of acquisition over this value being capitalised as goodwill. The fair value of assets includes the taxation benefits resulting from amortisation for income taxation purposes from which a third party separately acquiring the assets would reasonably be expected to benefit.

The Group elected not to apply IFRS 3 Business Combinations retrospectively to transactions occurring prior to the date of transition to IFRS, as permitted by IFRS 1. Goodwill and intangible assets would be different had this election not been made. Had prior business combinations been restated, goodwill arising from transactions occurring prior to 31 December 1998 which was previously set-off against reserves would be reinstated. Goodwill arising from transactions from 1 January 1999 to 31 December 2002 would be lower as significant amounts would be reclassified as separately identified intangible assets. This goodwill would then be increased by the reversal of amortisation charged during that period. In the Income Statement goodwill amortisation would have been zero but amortisation of intangible assets would have been higher.

Interest in Joint Venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. The Group’s interest in the results and assets and liabilities of its joint venture BSN Medical, which was a jointly controlled entity prior to disposal, were included in the accounts using the equity method of accounting.

Non-Current Assets Held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale rather than from continued use. Assets held for sale are valued at the lower of their carrying amount and fair value less costs to sell. The joint venture was classified as such from 1 October 2005.

Revenue

Revenue comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding taxes on revenue. Revenue from the sale of products is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are despatched to customers except that sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. These are accrued over the course of the arrangement based on estimates of the level of business expected and adjusted at the end of the arrangement to reflect actual volumes.

Group Accounts

2.	Accounting Policies — (continued)

Foreign Currencies

Balance sheet items of foreign operations are translated into US Dollars at year end rates of exchange. Income statement items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at average rates for the year. For those items where the average rate is not a reasonable approximation to the exchange rate on the date of the transaction the actual rate is used.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

The following are recorded as movements in other reserves: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at average and closing exchange rates; and, to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations. All other exchange differences are dealt with in arriving at profit before taxation. On disposal of a foreign operation, the deferred cumulative translation amount recognised in equity relating to that particular foreign operation, net of related movements on hedging instruments, would be recycled from equity into income.

Under IFRS 1, the Group was not required to record cumulative translation differences arising prior to the transition date. In utilising this exemption, all cumulative translation differences were deemed to be zero as at 1 January 2003 and subsequent foreign business disposals will exclude any translation differences arising prior to the date of transition. Full retrospective presentation of cumulative translation differences would either increase or decrease “Other reserves” depending on historic exchange rate fluctuations with the corresponding movement taken to “Accumulated profits”. Gains or losses on the disposals of foreign operations in the future would be different as a result of the different amount of recycled cumulative translation differences.

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

Deferred tax liabilities are recognised for all taxable temporary differences except in respect of investments in subsidiaries where the Group is able to control the timing of the reversal of the temporary difference and it is probable that this will not reverse in the foreseeable future; on the initial recognition of non-deductible goodwill; and on the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not affect the accounting or taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that have been enacted or substantively enacted by the balance sheet date that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and when the Group intends to settle its current tax assets and liabilities on a net basis.

2.	Accounting Policies — (continued)

Advertising Costs

Expenditure on advertising costs is expensed as incurred.

Intangible Fixed Assets

Goodwill recognised prior to the date of transition to IFRS is stated at net book value as at that date. Goodwill recognised subsequent to 1 January 2003, representing the excess of purchase consideration over fair value of net assets acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually.

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

Purchased computer software and the costs of information technology projects are capitalised as intangible fixed assets. Software that is integral to computer hardware (e.g. its operating system) is capitalised as plant and equipment.

Research and Development

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products means that development costs should not be capitalised as intangible fixed assets until products receive approval from the appropriate regulatory body. Substantially all development expenditure is complete by the time the product is submitted for regulatory approval. Consequently all expenditure on research and development is expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful lives and the terms of the leases. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives. Assets in course of construction are not depreciated until they are brought into use.

Finance costs relating to the purchase of property, plant and equipment are not capitalised.

Impairment of assets

Goodwill is allocated to the reported business segments which are the same as the cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs instead.

In carrying out impairment reviews of goodwill and other intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include annual sales growth, trading margins, capital utilisation and anticipated volume and value growth in the markets served by the Group. If actual results should differ or changes in expectations arise impairment charges may be required which would adversely impact operating results. The Group tested all goodwill for impairment at the date of transition to IFRS and no impairment was identified.

Leasing Commitments

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Group Accounts

2.	Accounting Policies — (continued)

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

Investments

From 1 January 2005, after initial recognition at fair value plus transaction costs, investments are designated as available for sale financial assets. Investments in unlisted equity instruments are measured at cost as management believe that their fair value cannot be reliably measured. Losses relating to impairment are recognised as an expense immediately.

Inventories

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost.

Reconstruction and trauma instruments are generally not sold but loaned to customers and distributors for use in orthopaedic surgery. They are recorded as inventory until they are deployed at which point they are transferred to plant and equipment and depreciated over their useful lives.

A feature of the reconstruction and trauma businesses is the high level of product inventory required, some of which is located at customer premises and is available for customers immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience but it involves management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Derivative Financial Instruments

Management has elected to use the exemption under IFRS 1 not to present comparative information prior to 1 January 2005 in compliance with IAS 32 and IAS 39. UK GAAP continues to apply to financial instruments for comparative information purposes. Had the Group reported the 2004 comparative information to comply with IAS 32 and IAS 39, derivatives contracted to hedge purchases which remain forecast at the balance sheet date and derivatives contracted to fix future interest costs would be included as assets or liabilities at fair value with the valuation movements reflected in the income statement to the extent that hedge accounting criteria were not met. Derivatives contracted to hedge transactions which have occurred, and for which a financial asset or liability has been recognised, would be treated similarly.

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

Currency swaps to match foreign currency net assets with foreign currency liabilities are fair valued at year end. Changes in the fair values of currency swaps that are designated and effective as net investment hedges are matched in equity against changes in value of the related net assets.

2.	Accounting Policies — (continued)

Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement in other finance income/costs as they arise.

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

Recognition of Financial Assets and Liabilities

Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument. Regular way purchases and sales of financial assets are recognised on a trade date basis.

The Group carries borrowings in the Balance Sheet at amortised cost.

Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, the employer’s portion of past and current service cost is charged to trading profit, with the interest cost net of expected return on assets in the plans reported within other finance costs. Actuarial gains or losses are recognised directly in equity such that the balance sheet reflects the plans’ surplus or deficit as at the balance sheet date. Where defined contribution plans operate the contributions to these plans are charged to trading profit as they become payable.

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet liability, trading profit and finance costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. In making these judgements management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

Share based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using option pricing models and the corresponding expense is recognised over the vesting period.

Under IFRS 1, the Group is required to restate its comparative years for all grants of equity instruments made on or after 7 November 2002. A first time adopter is encouraged to apply IFRS to grants made before this date to the extent information on the fair value of these equity instruments has previously been publicly disclosed. The Group disclosed share option valuations in its US GAAP reporting in prior years and these valuations were used to restate comparatives.

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

The estimation of the liability for the costs of the macrotextured product withdrawal for which insurance coverage has been declined is dependent upon two main variables. These are, the number of implant revisions that will ultimately be required and the average cost of settlements with patients. The estimate of

Group Accounts

2.	Accounting Policies — (continued)

the remaining number of implant revisions is based on trends to date and the advice of external statistical and other advisors. The estimate of average settlement costs is based on the most recent six months experience updated where necessary for other known factors.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is considered probable that a tax charge will arise and the amount can be reasonably estimated. Although Group policy is to submit its tax returns to the relevant tax authorities as promptly as possible, at any time the Group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take many years to resolve. In estimating the probability and amount of any tax charge management takes into account the views of internal and external advisors and updates the amount of the provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

Adjusted earnings per share

The Group includes separate line items and headings in its income statement in accordance with IAS 1 Presentation of Financial Statements in order to better enable an understanding of the Group’s financial performance. The Group has identified the following items, where material, as those to be presented separately: acquisition and disposal related items including amortisation of acquisition intangible assets; significant restructuring events; and gains and losses arising from legal disputes and uninsured losses. The Group further presents an alternative measure of earnings per share (“adjusted earnings per share”) that excludes these items in Note 11 of the Notes to the Group Accounts.

3(a).	Business Segmental Analysis — Information required under IFRS

For management purposes, the Group is organised into four business segments — Reconstruction, Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management. These business segments are the basis on which the Group reports its primary segment information.

At the beginning of 2006 the Orthopaedics business, previously reported in the full accounts of the Group for the year ended 31 December 2005, was restructured into two separate businesses with separate management in order to improve focus on the distinct market segments of Reconstruction and Trauma and Clinical Therapies. Comparative periods have been restated.

	2006	2005	2004
	($ million)
Revenue
Reconstruction	919	829	722
Trauma and Clinical Therapies	497	438	363
Endoscopy	665	606	562
Advanced Wound Management	698	679	654

	2,779	2,552	2,301

There are no sales between business segments.

	2006	2005	2004
	($ million)
Trading profit
Reconstruction	233	206	179
Trauma and Clinical Therapies	101	90	67
Endoscopy	123	125	115
Advanced Wound Management	114	96	91

	571	517	452

3(a).	Business Segmental Analysis — Information required under IFRS — (continued)

	2006	2005	2004
	($ million)

Operating profit by business segment reconciled to attributable profit for the year
Reconstruction	200	196	19
Trauma and Clinical Therapies	101	90	67
Endoscopy	122	108	113
Advanced Wound Management	114	28	91

Operating profit	537	422	290
Net interest	10	9	7
Other finance income/(costs)	3	(3)	(3)
Taxation	(156)	(126)	(77)
Profit from discontinued operations	351	31	28

Attributable profit for the year	745	333	245

Items between operating profit and attributable profit for the year cannot be allocated segmentally. No impairment losses were recognised within operating profit in 2006 (2005 — $32m, 2004 — nil). The impairment losses of $32m in 2005 were recognised in restructuring and rationalisation expenses and can segmentally be allocated as follows: Endoscopy $5m and Advanced Wound Management $27m.

Capital expenditure
Reconstruction	110	101	94
Trauma and Clinical Therapies	42	43	36
Endoscopy	45	31	28
Advanced Wound Management	34	27	29

	231	202	187

Capital expenditure comprises additions of property, plant and equipment and intangible assets.

Depreciation and amortisation
Reconstruction	89	69	59
Trauma and Clinical Therapies	22	23	20
Endoscopy	32	29	25
Advanced Wound Management	23	24	24

	166	145	128

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets and amortisation of acquisition intangibles as follows:

Depreciation of property, plant and equipment	142	125	109
Amortisation of other intangible assets	10	9	11

	152	134	120
Amortisation of acquisition intangibles	14	11	8

	166	145	128

Other significant non-cash expenses recognised within operating profit
Reconstruction	16	–	129
Endoscopy	–	9	–
Advanced Wound Management	–	32	–

	16	41	129

The $16m in 2006 relates to the bid related expenses, the $41m in 2005 relates to the restructuring and rationalisation expenses and the $129m in 2004 relates to the non-cash element of the macrotextured provision.

Group Accounts

3(a).	Business Segmental Analysis — Information required under IFRS — (continued)

	2006	2005	2004
	($ million)
Balance Sheet
Assets:
Reconstruction	925	827	781
Trauma and Clinical Therapies	449	378	321
Endoscopy	713	609	605
Advanced Wound Management	688	635	653

Operating assets by segment	2,775	2,449	2,360
Investment in joint venture	–	218	232
Unallocated corporate assets	456	309	297

Total assets	3,231	2,976	2,889

Liabilities:
Reconstruction	159	227	307
Trauma and Clinical Therapies	67	59	66
Endoscopy	115	124	106
Advanced Wound Management	164	197	148

Operating liabilities by segment	505	607	627
Unallocated corporate liabilities	552	934	961

Total liabilities	1,057	1,541	1,588

Unallocated corporate assets and liabilities comprise the following:

Non-current asset derivatives	–	–	47
Deferred tax assets	110	148	145
Current asset derivatives	–	10	42
Cash and bank	346	151	63

Unallocated corporate assets	456	309	297

Long-term borrowings	15	211	294
Retirement benefit obligation	154	206	302
Non-current liability derivatives	–	–	4
Deferred tax liabilities	35	48	72
Current liability derivatives	2	29	24
Bank overdrafts and loans due within one year	119	227	62
Current tax payable	227	213	203

Unallocated corporate liabilities	552	934	961

	2006	2005	2004
	(numbers)
Average number of employees
Reconstruction	2,129	2,081	1,769
Trauma and Clinical Therapies	1,724	1,500	1,247
Endoscopy	1,870	1,788	1,644
Advanced Wound Management	3,107	3,249	3,206

	8,830	8,618	7,866

3(b)	Geographical Segmental Analysis — Information required under IFRS

	2006	2005	2004
	($ million)
Revenue by geographic market
United Kingdom	255	238	226
Continental Europe	612	562	529
United States	1,365	1,259	1,122
Africa, Asia, Australasia and Other America	547	493	424

	2,779	2,552	2,301

Revenue by geographic origin
United Kingdom	536	466	448
Continental Europe	669	619	579
United States	1,702	1,547	1,372
Africa, Asia, Australasia and Other America	507	461	392

	3,414	3,093	2,791
Less: intragroup sales	(635)	(541)	(490)

	2,779	2,552	2,301

Capital expenditure by geographic location
United Kingdom	39	36	18
Continental Europe	29	24	28
United States	135	115	110
Africa, Asia, Australasia and Other America	28	27	31

	231	202	187

Capital expenditure comprises additions of property, plant and equipment and intangible assets.

Assets by geographic location
United Kingdom	642	571	593
Continental Europe	321	288	280
United States	1,473	1,275	1,192
Africa, Asia, Australasia and Other America	339	315	295

Operating assets by segment	2,775	2,449	2,360
Investment in joint venture	–	218	232
Unallocated corporate assets (see page 91)	456	309	297

Total assets	3,231	2,976	2,889

Group Accounts

3(c).	Business and Geographical Segmental Analysis — Information Required under US GAAP

The following information is required by SFAS 131 — Disclosures about Segments of an Enterprise and Related Information.

	2006	2005	2004
	($ million)
Long lived assets by geographic location
United Kingdom	477	414	436
Continental Europe	73	57	71
United States	834	712	705
Africa, Asia, Australasia and Other America	92	89	75

Long lived assets	1,476	1,272	1,287

Long lived assets comprise property, plant and equipment, intangible assets and investments.

Business Segment information

Group management reviews and monitors Group and business segment performance by use of key performance indicators that are not measured on the same basis as the measures presented in accordance with IFRS and US GAAP.

The measures of revenue and trading profit by business segment that are reviewed by the Chief Operating Decision Maker (“CODM”) use the prior year’s closing exchange rate to translate non-Dollar amounts instead of the average rate for the year as required for the measures presented in accordance with IFRS and US GAAP. Furthermore, the measure of revenue by business segment that is reviewed by the CODM is adjusted for revenue from sales of products acquired in business combinations in the current year.

In its internal reporting the Group also adjusts the prior year revenue and trading profit measures reviewed by the CODM, in a similar manner to that described above, to enable a comparison of the current and prior years. The presentation of this adjusted comparative information is not required by SFAS 131.

The following data is derived from the Group’s management reports:

	2006	2005	2004
	($ million)
Revenue by business segment
Reconstruction	900	853	685
Trauma and Clinical Therapies	492	446	363
Endoscopy	648	626	561
Advanced Wound Management	668	717	651

Revenue at prior year closing rate	2,708	2,642	2,260
Adjustment for acquisitions	3	–	36
Exchange difference	68	(90)	5

Reported revenue	2,779	2,552	2,301

Trading profit by business segment
Reconstruction	228	210	180
Trauma and Clinical Therapies	100	92	67
Endoscopy	120	129	115
Advanced Wound Management	107	104	92

Trading profit at prior year closing rate	555	535	454
Exchange difference	16	(18)	(2)

Reported trading profit	571	517	452

4.	Operating Profit

	2006	2005	2004
	($ million)
Revenue	2,779	2,552	2,301
Cost of goods sold (i)	(769)	(754)	(664)

Gross profit	2,010	1,798	1,637
Marketing, selling and distribution expenses (ii)	(1,092)	(991)	(879)
Administrative expenses (iii) (iv)	(286)	(290)	(374)
Research and development expenses	(120)	(122)	(122)
BSN agency and management fees	25	27	28

Operating profit	537	422	290

(i)	In 2005 includes $53m of restructuring and rationalisation expenses.

(ii)	In 2005 includes $7m of restructuring and rationalisation expenses.

(iii)	Includes amortisation of intangible assets — other intangibles.

(iv)	In 2006 includes $20m of bid related costs and $14m of amortisation of acquisition intangibles (2005 — $24m of restructuring and rationalisation expenses and $11m of amortisation of acquisition intangibles, 2004 — $154m of the macrotextured claim and $8m of amortisation of acquisition intangibles).

(v)	Items detailed in (i), (ii) and (iv) are excluded from the calculation of trading profit.

Operating Profit is stated after charging the following items:

	2006	2005	2004
	($ million)
Amortisation of intangible assets — acquisition intangibles	14	11	8
Amortisation of intangible assets — other intangibles	10	9	11
Depreciation of property, plant and equipment	142	125	109
Loss on sale of property, plant and equipment	3	3	5
Minimum operating lease payments for land and buildings	24	20	20
Minimum operating lease payments for other assets	22	19	22
Advertising costs	45	42	35

Staff costs during the year amounted to:

	2006	2005	2004
	($ million)
Wages and salaries	576	537	490
Social security costs	64	57	53
Pension costs — (Note 33)	43	51	42
Share based payment — (Note 26 c)	14	13	11

	697	658	596

5.	Bid Related Costs and Restructuring and Rationalisation Expenses

In 2006, $20m of advisers fees were incurred in relation to the failed bid to purchase Biomet Inc.

In 2005 the Group incurred restructuring and rationalisation expenses comprising two items. $68m related to the Group’s decision to exit the tissue engineering operations within advanced wound management. The operations were sold in May 2006 for a nominal amount with the Group retaining certain liabilities (including future obligations). The components of the exit costs were $24m to write down intangible assets comprising patents and other intellectual property to their value in use of nil, $3m to write down plant and equipment to nil, $5m inventory write down, $9m for redundancy payments, $17m for onerous lease obligations and $10m for other items.

In addition, in 2005, $16m relates to the closure of the Andover, Massachusetts endoscopy manufacturing facility, which will be completed in 2007. The components are $5m to write down freehold land and buildings to fair value less costs to sell based on an independent valuation, $8m for redundancy payments and $3m for other items.

Group Accounts

6.	Macrotextured Claim

In 2004, the macrotextured claim of $154m represented provision of $25m for the amount due from excess layer insurers who had declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of $129m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable (see Note 32).

7.	Interest

	2006	2005	2004
	($ million)
Interest receivable	19	27	31
Interest payable:
Bank borrowings	(6)	(9)	(11)
Loan Notes	(1)	(4)	(4)
Other	(2)	(5)	(9)

	(9)	(18)	(24)

Net interest receivable	10	9	7

Interest payable on currency swaps of $15m (2005 — $34m, 2004 — $28m) has been set off against interest receivable on currency swaps.

8.	Other Finance Income/(Costs)

	2006	2005	2004
	($ million)
Retirement benefits: Interest cost	(47)	(44)	(38)
Retirement benefits: Expected return on plan assets	52	40	35
Fair value losses on interest rate swaps	–	(1)	–
Other	1	–	–

	6	(5)	(3)
(Loss)/gain on hedge of the sale proceeds of the joint venture	(3)	2	–

Total other finance income/(costs)	3	(3)	(3)

Foreign exchange gains or losses recognised in the income statement arose primarily on the retranslation of intercompany and third party borrowings and amounted to a net $6m loss in 2006 (2005 — net $83m gain, 2004 — net $18m loss). These amounts were matched in the income statement by the fair value gains or losses on derivative financial instruments held to manage this currency risk.

The contract to hedge the sale proceeds of the joint venture was an economic hedge but did not meet the requirements of IAS 39 for hedge accounting.

9.	Taxation

	2006	2005	2004
	($ million)
Current taxation:
UK corporation tax at 30% (2005 — 30%, 2004 — 30%)	64	46	37
UK adjustments in respect of prior years	(44)	(17)	(9)

	20	29	28
Overseas tax	114	126	105
Overseas adjustments in respect of prior years	(9)	(22)	(6)

	105	104	99

Total current taxation	125	133	127

Deferred taxation:
Origination and reversal of temporary differences	21	(23)	(52)
Adjustments to estimated amounts arising in prior periods	10	16	2

Total deferred taxation	31	(7)	(50)

Taxation charged to the income statement	156	126	77
Taxation on items charged/(credited) direct to equity: Deferred taxation	11	(3)	(10)

Taxation attributable to the Group	167	123	67

The tax charge was reduced by $6m in 2006 as a consequence of the bid related costs. The tax charge was reduced by $29m in 2005 as a consequence of the costs relating to the restructuring and rationalisation costs incurred in the year. The tax charge was reduced by $54m in 2004 as a consequence of the denial of insurance coverage for macrotextured knee revisions.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 30% (2005 — 30%, 2004 — 30%). Overseas taxation is calculated at the rates prevailing in the respective jurisdiction. The average effective tax rate differs from the applicable rate as follows:

	2006	2005	2004
		(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	1.0	0.6	(4.2)
Prior year items	(5.0)	(5.1)	(4.2)
Utilisation of tax losses not previously recognised	0.2	(0.9)	0.6
Overseas income taxed at other than UK standard rate	2.7	4.7	4.5

Total effective tax rate before discontinued operations	28.9	29.3	26.7
Discontinued operations	(13.8)	(0.2)	0.2

Total effective tax rate after discontinued operations	15.1	29.1	26.9

During the year the US Federal tax returns for the year to 31 December 2002 were closed to audit. The Group also resolved a number of material disputes with various tax authorities. Following the resolution of these open issues the Group was able to release tax accruals relating to these issues and this release is reflected in the prior year tax credits.

10.	Dividends

	2006	2005	2004
	($ million)
The following dividends were declared and paid in the year:
Ordinary final of nil for 2005 (2004 — 3.20p, 2003 — 3.10p)	–	56	51
Ordinary second interim of 6.10¢ for 2005 (2004 — nil, 2003 — nil) paid 12 May 2006	57	–	–
Ordinary interim of 4.10¢ for 2006 (2005 — 2.10p, 2004 — 1.90p) paid 10 November 2006	39	35	33

	96	91	84

Group Accounts

10. Dividends — (continued)

The second interim dividend for 2006 of 6.71 US cents per Ordinary Share was declared by the Board on 8 February 2007 and will be paid on 11 May 2007 to shareholders on the Register of Members on 20 April 2007. All shareholders will receive the Sterling equivalent of 3.41 pence per Ordinary Share. The estimated cost of this dividend will be $63m and it will be recognised as a liability in the Group’s accounts on the declaration date.

11.	Earnings per Ordinary Share

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

	2006	2005	2004
	($ million)
Earnings
Including discontinued operations — Attributable profit for the year	745	333	245
Excluding discontinued operations — Profit from continuing operations	394	302	217
Adjusted attributable profit (see below)	425	397	353

Adjusted attributable profit

Adjusted earnings per Ordinary Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

Attributable profit is reconciled to adjusted attributable profit as follows:

	2006	2005	2004
	($ million)
Attributable profit for the year	745	333	245
Bid related costs	20	–	–
Restructuring and rationalisation expenses	–	84	–
Macrotextured claim	–	–	154
Amortisation of acquisition intangibles	14	11	8
Loss/(gain) on hedge of the sale proceeds of the joint venture	3	(2)	–
Net profit on disposal of the joint venture	(351)	–	–
Taxation on excluded items — (Note 9)	(6)	(29)	(54)

Adjusted attributable profit	425	397	353

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

	2006	2005	2004
	(Shares million)
Number of shares
Basic weighted average number of shares	941	938	935
Weighted average number of shares under option	10	14	16
Number of shares that would have been issued at fair value	(7)	(9)	(9)

Diluted weighted average number of shares	944	943	942

11.	Earnings per Ordinary Share — (continued)

	2006		2005		2004
	(Cents)
Earnings per Ordinary share
Including discontinued operations: Basic	79.2	¢	35.5	¢	26.2	¢
Including discontinued operations: Diluted	78.9	¢	35.3	¢	26.0	¢
Excluding discontinued operations: Basic	41.9	¢	32.2	¢	23.2	¢
Excluding discontinued operations: Diluted	41.7	¢	32.0	¢	23.1	¢
Adjusted: Basic	45.2	¢	42.3	¢	37.8	¢
Adjusted: Diluted	45.0	¢	42.1	¢	37.5	¢

12.	Property, Plant and Equipment

	Land and buildings		Plant and equipment	In course of construction	Total
	Freehold	Leasehold
			($ million)
Cost
At 1 January 2005	134	37	1,010	38	1,219
Exchange adjustment	(4)	(4)	(53)	(2)	(63)
Additions	–	6	134	58	198
Disposals	–	–	(27)	–	(27)
Transfers	9	2	38	(49)	–

At 31 December 2005	139	41	1,102	45	1,327
Exchange adjustment	6	1	55	4	66
Additions	–	2	141	27	170
Disposals	(10)	(2)	(131)	–	(143)
Transfers	3	(1)	36	(38)	–

At 31 December 2006	138	41	1,203	38	1,420

Depreciation and Impairment
At 1 January 2005	27	9	626	–	662
Exchange adjustment	(2)	1	(34)	–	(35)
Charge for the year	9	4	112	–	125
Impairment for the year — (Note 5)	5	–	3	–	8
Disposals	–	–	(22)	–	(22)

At 31 December 2005	39	14	685	–	738
Exchange adjustment	1	–	35	–	36
Charge for the year	4	2	136	–	142
Disposals	(4)	(2)	(125)	–	(131)

At 31 December 2006	40	14	731	–	785

Net book amounts
At 31 December 2006	98	27	472	38	635

At 31 December 2005	100	27	417	45	589

Land and buildings includes land with a cost of $10m (2005 — $12m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $13m (2005 — $14m) are included in leasehold land and buildings.

Group Accounts

13.	Intangible Assets

	Goodwill	Acquisition intangibles	Other intangibles	Total
	($ million)
Cost
At 1 January 2005	586	86	104	776
Exchange adjustment	(28)	(8)	(3)	(39)
Acquisitions — (Note 30)	24	4	–	28
Additions	–	–	4	4
Write-offs	–	–	(5)	(5)

At 31 December 2005	582	82	100	764
Exchange adjustment	26	10	2	38
Acquisitions — (Note 30)	40	42	–	82
Transfers	(8)	12	–	4
Additions	–	–	61	61

At 31 December 2006	640	146	163	949

Amortisation and Impairment
At 1 January 2005	–	10	46	56
Exchange adjustment	–	(2)	(2)	(4)
Charge for the year	–	11	9	20
Impairment for the year — (Note 5)	–	–	24	24
Write-offs	–	–	(5)	(5)

At 31 December 2005	–	19	72	91
Exchange adjustment	–	2	1	3
Charge for the year	–	14	10	24

At 31 December 2006	–	35	83	118

Carrying amounts
At 31 December 2006	640	111	80	831

At 31 December 2005	582	63	28	673

14.	Investments

	2006	2005
	($ million)
At 1 January and 31 December	10	10

The investment is an investment in an entity that holds mainly unquoted equity securities. The investment is held at cost as management believe that there is no readily available fair value.

15.	Discontinued Operations — Investment in Joint Venture (BSN Medical)

On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562m. The profit on disposal of $351m is calculated as follows:

2006
($ million)
Net profit on disposal:
Cash proceeds	562
Net assets (including goodwill of $122m)	(218)
Cumulative translation adjustments	14
Transaction and associated costs	(27)
Indemnity provision	(3)
Release of taxation provisions	23

Net profit on disposal	351

The Group ceased to equity account for the BSN Medical investment (held jointly with Beiersdorf AG) from 1 October 2005 following the announcement of the intention to sell its interest and the investment was classified as held for sale. The share of results of the BSN Medical joint venture and the net profit on disposal are shown as discontinued operations in the income statement.

	2005	2004
	($ million)
Investment in joint venture at 1 January	232	218
Share of results of the joint venture:
Revenue	231	305
Operating costs	(194)	(262)
Net interest	(2)	(2)

Profit before taxation	35	41
Taxation	(11)	(13)

Profit after taxation	24	28
Dividend from Quarter Four 2005 profits	7	–

Recognised in the income statement	31	28
Dividends received from joint venture	(25)	(26)
Exchange adjustment	(20)	12

Investment in joint venture at 31 December	218	232

The investment in joint venture was represented by:

2005
($ million)
Assets:
Long-term	74
Current	129

203

Liabilities:
Long-term	(6)
Current	(101)

(107)

Net assets	96
Goodwill	122

218

Group Accounts

16.	Impairment Testing of Goodwill

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

Each of the Group’s business segments represent a cash-generating unit and include goodwill as follows:

	2006	2005
	($ million)
Reconstruction	104	102
Trauma and Clinical Therapies	43	42
Endoscopy	289	249
Advanced Wound Management	204	189

	640	582
BSN Medical	–	122

	640	704

In September 2006 and 2005 impairment reviews were performed by comparing the recoverable amount of each business segment with its carrying amount, including goodwill. Management determined that there was no impairment.

Goodwill arising on the formation of the joint venture was capable of separate measurement since the joint venture operated independently of the Group. In 2005 BSN Medical’s impairment test was based on fair value less costs to sell which was determined based on the expected proceeds from the sale of the Group’s interest in the joint venture.

Recoverable amounts for the other business segments are based on value in use which is calculated from cash flow projections for five years using data from the Group’s strategic planning process, the results of which are reviewed and approved by the Board. The five-year period is in line with the Group’s strategic planning process. A discount rate of 10% (2005 — 13%) was applied to cash flow projections. A growth rate of 4% (2005 — 5%) into perpetuity was used after five years to calculate a terminal value for the Group’s business segments. Management consider these to be appropriate estimates based on the growth rates of the markets in which the Group operates.

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

17.	Inventories

	2006	2005
	($ million)
Raw materials and consumables	96	96
Work-in-progress	24	24
Finished goods and goods for resale	499	437

	619	557

$34m (2005 — $16m, 2004 — $17m) was recognised as an expense resulting from the write down of inventory.

18.	Trade and other Receivables

	2006	2005
	($ million)
Trade receivables	630	555
Amounts owed by joint venture	–	2
Prepayments and accrued income	50	63

	680	620

Trade receivables do not carry interest and are stated at their nominal value after deducting provisions for bad and doubtful debts of $16m (2005 — $14m). The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense (excluding the macrotextured claim) for the year was $15m (2005 — $18m). The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Management considers that the carrying amount of trade and other receivables approximates the fair value.

Amounts due from insurers to the macrotextured claim of $112m have been provided in full (2005 — $79m).

19.	Cash and Borrowings

(Net cash)/net debt comprises borrowings and credit balances on currency swaps less cash and bank and debit balances on currency swaps.

	2006	2005
	($ million)
Bank overdrafts and loans due within one year	119	227
Long-term borrowings	15	211

Borrowings	134	438
Cash and bank	(346)	(151)
Debit balances on currency swaps (current asset derivatives)	–	(10)
Credit balances on currency swaps (current liability derivatives)	2	29

(Net cash)/net debt	(210)	306

Borrowings are analysed as follows:
Bank overdrafts and loans	101	335
Loan Notes	17	86
Other loans	16	17

	134	438

Borrowings are repayable as follows:

	2006	2005
	($ million)
Bank overdrafts and loans — due for settlement within one year or on demand:
Bank loans	46	53
Bank overdrafts	55	86
Loan Notes	17	86
Finance leases	1	2

	119	227

Long-term borrowings — due for settlement after one year:
Bank loans: after three and within four years	–	196

Finance leases:
after one and within two years	2	1
after two and within three years	1	–
after three and within four years	1	–
after four and within five years	1	–
after five years	10	14

	15	15

Total due for settlement after one year	15	211

	134	438

Group Accounts

19.	Cash and Borrowings — (continued)

The Loan Notes are denominated in Sterling, pay interest quarterly at floating rates and are repayable in full in 2007.

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

Bank loans and overdrafts are drawings under uncommitted facilities of $446m. The Group has undrawn committed facilities of $610m. In 2005 the Group had uncommitted and committed facilities of $441m and $610m respectively. Of the committed facilities, $10m expires within one year and $600m after two but within five years (2005 — undrawn committed facilities: $412m of which $7m expired within one year and $405m after two but within five years). Borrowings secured on property, plant and equipment and current assets were $16m (2005 — $17m). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which is the same as fair value.

In September 2004 the Group entered into a committed $600m five-year revolving multicurrency loan facility. The margin payable on drawings under this facility is 25 basis points per annum, with a further 5 basis points per annum utilisation fee payable on drawings over $400m. The commitment fee on the undrawn amount is 8.75 basis points per annum. The Group is subject to restrictive covenants under the facility agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, net debt, EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. The Group is currently in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

All currency swaps are stated at fair value. Gross US Dollar equivalents of $249m (2005 — $910m) receivable and $251m (2005 — $929m) payable have been netted. $2m is reported as credit balances on currency swaps and there were no debit balances on currency swaps (2005 — $29m as credit balances on currency swaps and $10m as debit balances on currency swaps the net of which is a credit balance of $19m). Currency swaps comprise floating interest rate contracts and forward foreign exchange contracts and were used in 2006 to hedge intragroup loans. In the prior year the Group additionally used currency swaps to hedge its net investments in non-Sterling subsidiaries.

Currency swaps mature as follows:

	Amount receivable	Amount payable
	($ million)	(Currency million)
At 31 December 2006
Within one year:
Sterling	97	£50
Australian Dollar	39	Aus$50
Euro	88	€67
Japanese Yen	13	Yen1,500
Canadian Dollar	12	C$14

	249

	(£ million)
At 31 December 2005

Within one year:
US Dollar	444	US$780
Australian Dollar	19	Aus$45
Euro	52	€77
Japanese Yen	7	Yen1,500
New Zealand Dollar	1	NZ$3
Canadian Dollar	7	C$14

	530

20.	Financial Instruments

Foreign Exchange Exposures

The Group trades in over 90 countries and as a consequence has transactional and translation foreign exchange exposure. The Group’s policy is to protect equity by matching foreign currency assets with foreign currency liabilities wherever practicable. These liabilities take the form of either borrowings in the Group’s operating units or currency swaps where operations are financed using intragroup loans. It is the Group’s policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

Foreign exchange variations affect trading results in two ways. Firstly on translation of overseas sales and profits into US Dollars and secondly, the currency cost of purchases by Group companies of finished products and raw materials. The principal flows of currency are purchases of US Dollars and Sterling from Euros, Japanese yen and Australian dollars, as well as cross purchases between the US and the UK.

The Group partly mitigates the translational impact on profits through the interest arising on foreign currency borrowings or swaps. The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts.

The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for between 50% and 90% of forecast foreign currency inventory purchases for up to one year. When a commitment is entered into forward foreign exchange contracts are used to increase the hedges to 100% of the exposure. The cash flows relating to cash flow hedges are expected to occur within twelve months of inception and the profits and losses on the hedges are expected to enter into the determination of profit within a further twelve month period. The principal currencies hedged by forward foreign exchange contracts are Sterling and US Dollars. At 31 December 2006, the Group had contracted to exchange within one year the equivalent of $425m.

In 2005, the Group entered into a contingent foreign exchange contract to exchange €430m for US Dollars maturing on the date of receipt of the proceeds of the sale of the BSN Medical joint venture. No amounts would have been receivable or payable under the contract if the sale of BSN Medical had failed to complete. The contract was shown in the 2005 accounts at fair value based on the expected completion date. The transaction was completed on 23 February 2006.

Interest Rate Exposures

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Group had not fixed future interest rates at 31 December 2006.

Credit Risk Exposures

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum “A” rating from the major ratings agencies. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Group does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk.

The maximum credit risk exposure on derivatives at 31 December 2006 was $6m being the gross debit fair value on forward foreign exchange contracts.

Group Accounts

20.	Financial Instruments — (continued)

Currency and Interest Rate Profile of Interest Bearing Liabilities and Assets

There were no interest rate market risk sensitive instruments at 31 December 2006 or 31 December 2005. Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
			($ million)			(%)	(Years)
At 31 December 2006:
US Dollar	42	–	42	26	16	7.1	13
Sterling	32	99	131	131	–	–	–
Euro	16	88	104	104	–	–	–
Other	44	64	108	108	–	–	–

Total interest bearing liabilities	134	251	385	369	16

At 31 December 2005:
US Dollar	131	780	911	894	17	7.1	14
Sterling	234	–	234	234	–	–	–
Euro	15	91	106	106	–	–	–
Other	58	58	116	116	–	–	–

Total interest bearing liabilities	438	929	1,367	1,350	17

The $16m (2005 — $17m) of fixed rate liabilities relates to finance leases.

In addition to the above, the Group has a liability due after one year for deferred acquisition consideration (denominated in Yen) totalling $3m (2005 — $16m denominated in US Dollars, Euro and Yen) on which no interest is payable (see Note 21). There are no other interest bearing financial liabilities.

Floating rates on liabilities are typically based on the three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on short-term borrowings as at 31 December 2006 was 4% (2005 — 4%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank	Currency swaps	Total assets	Floating rate assets
	($ million)
At 31 December 2006:
US Dollars	245	249	494	494
Other	101	–	101	101

Total interest bearing assets	346	249	595	595

At 31 December 2005:
Sterling	74	910	984	984
Other	77	–	77	77

Total interest bearing assets	151	910	1,061	1,061

Floating rates on assets are typically based on the three-month LIBOR interest rate relevant to the currency concerned. There were no fixed rate assets at 31 December 2006 or 31 December 2005.

20.	Financial Instruments — (continued)

Fair Value of Financial Assets and Liabilities

Forward foreign exchange contracts that are taken out as hedges are fair valued. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. The fair and book values of the Group’s derivative financial instruments held to manage currency risk were:

	2006	2005
	($ million)
Net (credit)/debit value of transactional forward foreign exchange contracts	(1)	5
Net currency swap liabilities	(2)	(19)
Net debit value of contingent forward foreign exchange contracts	–	2

For cash and cash equivalents, short-term loans, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. At 31 December 2006 and 31 December 2005 the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

For currency and interest rate derivatives fair value represents the estimated amount the Group would pay or receive if the transaction was terminated. These are calculated using standard market calculation conventions with reference to the relevant published closing interest rates and spot and forward exchange rates taken from an active market.

21.	Payables

	2006	2005
	($ million)
Trade and other payables due within one year
Trade and other payables	405	421
Amounts owed to joint venture	–	5
Acquisition consideration	14	26

	419	452

Other payables due after one year:
Acquisition consideration	3	16

Amounts falling due after more than one year are payable as follows: $3m in 2010 (2005 — $12m in 2007 and $4m in 2010).

Trade payables are not interest bearing and are stated at their nominal value. Management consider that the carrying amount of trade payables approximates the fair value.

Group Accounts

22.	Provisions

	Rationalisation and Integration	Liability	Total
	($ million)
At 1 January 2006	50	89	139
Charge to income statement	5	7	12
Utilisation	(26)	(42)	(68)

At 31 December 2006	29	54	83

Provisions — due within one year	14	35	49
Provisions — due after one year	15	19	34

At 31 December 2006	29	54	83

Provisions — due within one year	31	60	91
Provisions — due after one year	19	29	48

At 31 December 2005	50	89	139

At 31 December 2006, rationalisation and integration provisions include acquisition integration of $1m (2005 — $2m). The principal provisions remaining within rationalisation and integration provisions relate to the exit from the tissue engineering operation and the closure of the Andover, Massachusetts endoscopy manufacturing facility (see Note 5). Rationalisation and integration and liability provisions are expected to be substantially utilised within five years. No provisions are treated as financial instruments.

Included within the liability provision is $42m (2005 — $75m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 32). In addition $112m (2005 — $79m) has been provided against trade and other debtors relating to this issue.

23.	Deferred Taxation

	2006	2005
	($ million)
Deferred tax assets	110	148
Deferred tax liabilities	(35)	(48)

Net position at 31 December	75	100

The movement in the year in the Group’s net deferred tax position was as follows:

At 1 January	100	73
Exchange adjustment	(5)	5
(Charge)/credit to income — current year	(21)	23
Charge to income — prior years	(10)	(16)
Deferred tax movement arising on the sale of the joint venture	35	–
Transfers from current tax	–	12
Transfers	(4)	–
Acquisitions	(9)	–
(Charge)/credit to equity	(11)	3

At 31 December	75	100

23.	Deferred Taxation — (continued)

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement Benefit Obligation	Macrotextured claim	Other	Total
	($ million)
Deferred tax assets:
At 1 January 2005	44	54	47	145
Exchange adjustment	(4)	–	(3)	(7)
(Charge)/credit to income — current year	(11)	–	32	21
Charge to income — prior years	–	–	(16)	(16)
Credit to equity	5	–	–	5

At 31 December 2005	34	54	60	148
Exchange adjustment	–	–	1	1
Charge to income — current year	(5)	–	(10)	(15)
Charge to income — prior years	–	–	(10)	(10)
Acquisitions	–	–	(9)	(9)
Charge to equity	(5)	–	–	(5)

At 31 December 2006	24	54	32	110

The Group has unused tax losses of $20m (2005 — $21m) available for offset against future profits. A deferred tax asset has been recognised in respect of $6m (2005 — $5m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

	Accelerated tax depreciation	Intangible assets	Other	Total
	($ million)
Deferred tax liabilities:
At 1 January 2005	(33)	(25)	(14)	(72)
Exchange adjustment	4	2	6	12
Credit/(charge) to income — current year	2	2	(2)	2
Transfers from current tax	–	–	12	12
Charge to equity	–	–	(2)	(2)

At 31 December 2005	(27)	(21)	–	(48)
Exchange adjustment	(4)	(3)	1	(6)
Credit/(charge) to income — current year	–	2	(8)	(6)
(Charge)/credit to income — prior years	(2)	2	–	–
Transfers	–	(4)	–	(4)
Deferred tax movement arising on the sale of the joint venture	–	–	35	35
Charge to equity	–	–	(6)	(6)

At 31 December 2006	(33)	(24)	22	(35)

Group Accounts

24.	Called Up Share Capital

	Ordinary Shares (12 2/9p)		Ordinary Shares (20¢)		Deferred Shares (£1.00)		Total
	(‘000)	($ million)	(‘000)	($ million)	(‘000)	($ million)	($ million)
Authorised
At 31 December 2004	1,223,591	264	–	–	–	–	264
At 31 December 2005	1,223,591	264	–	–	–	–	264
At 31 December 2006	–	–	1,223,591	245	50	–	245

Allotted, issued and fully paid
At 1 January 2004	933,526	201	–	–	–	–	201
Share options	3,610	1	–	–	–	–	1

At 31 December 2004	937,136	202	–	–	–	–	202
Share options	3,502	1	–	–	–	–	1

At 31 December 2005	940,638	203	–	–	–	–	203
Share options	52	–	–	–	–	–	–

At 23 January 2006	940,690	203	–	–	–	–	203
Cancellation of 12 2/9p shares	(940,690)	(203)	–	–	–	–	(203)
Creation of deferred shares and ordinary 20¢ shares	–	–	940,690	188	50	–	188
Share options	–	–	2,793	1	–	–	1

At 31 December 2006	–	–	943,483	189	50	–	189

On 23 January 2006 the Ordinary Shares of 12 2/9 p were redenominated to US Dollar shares of 20¢ each by means of a Court approved reduction in share capital, creation of a capital redemption reserve and subsequent issue and allotment of new Ordinary Shares of 20¢ each on the basis of one new share for one existing share held.

In order to comply with English law the Company issued £50,000 of shares in Sterling. These were issued as deferred shares, which are not listed on any stock exchange, have extremely limited rights and effectively have no value. These rights are summarised as follows:

•	The holder shall not be entitled to participate in the profits of the Company;

•

The holder shall not have any right to participate in any distribution of the Company’s assets on a winding up or other distribution except that after the return of the nominal amount paid up on each share in the capital of the company of any class other than the Deferred Shares and the distribution of a further $1,000 in respect of each such share there shall be distributed to a holder of a Deferred Share (for each Deferred Share held by him) an amount equal to the nominal value of the Deferred Share;

•	The holder shall not be entitled to receive notice, attend, speak or vote at any general meeting of the company; and

•

The Company may create, allot and issue further shares or reduce or repay the whole or any part of its share capital or other capital reserves without obtaining the consent of the holders of the Deferred Shares.

25.	Reserves

Prior Year Restatements

Prior year comparatives have been restated for the following items:

a)	To correct the method of calculating the elimination of intra-group profit carried in inventory, the effect of which is to reduce the amount of overhead expense included in inventory valuation. This is a correction of an error and has a consequential deferred taxation effect.

b)	To correct the classification of certain indirect production overhead expenses from Administration expenses to Cost of goods sold. There is no effect on inventory or trading profit.

c)	A change in accounting policy for the recognition of the death-in-service benefits liability in the UK pension plan. Under IFRS alternative treatments are permissible however management believes that it is more appropriate to apply the projected unit credit method rather than the value at risk approach previously adopted as this better reflects the Group’s obligations and costs. The effect of adopting this policy has been to increase the retirement benefit obligation and consequential deferred taxation under IFRS and eliminate the reconciling item between IFRS and US GAAP.

The effects of the above matters on the Group Income Statement, Earnings per share, Group Balance Sheet and Group Statement of Recognised Income and Expense are as follows:

				Earnings per share
	Group Income Statement			Including Discontinued Operations				Continuing Operations
	Trading profit (i)	Taxation	Attributable profit (ii)	Basic		Diluted		Basic		Diluted
	($ million)			(cents per ordinary share)
2006
Under previous accounting policy	572	(156)	746	79.3¢		79.0¢		42.0¢		41.8¢
Death in service liability	(1)	–	(1)	(0.1¢	)	(0.1¢	)	(0.1¢	)	(0.1¢	)

Under new accounting policy	571	(156)	745	79.2¢		78.9¢		41.9¢		41.7¢

2005
As previously reported	526	(129)	339	36.1¢		35.9¢		32.8¢		32.6¢
Correction of elimination of intragroup profit	(9)	3	(6)	(0.6¢	)	(0.6¢	)	(0.6¢	)	(0.6¢	)

As restated	517	(126)	333	35.5¢		35.3¢		32.2¢		32.0¢

2004
As previously reported	460	(80)	250	26.7¢		26.5¢		23.7¢		23.6¢
Correction of elimination of intragroup profit	(8)	3	(5)	(0.5¢	)	(0.5¢	)	(0.5¢	)	(0.5¢	)

As restated	452	(77)	245	26.2¢		26.0¢		23.2¢		23.1¢

(i)	The effect of the reclassification of indirect production overheads resulted in the following within trading profit: cost of goods sold increased by $37m in 2005 (2004 — $39m) and administrative expenses decreased by $37m in 2005 (2004 — $39m).

(ii)	All restatements relate to continuing operations.

Group Accounts

25.	Reserves — (continued)

Group Balance Sheet

	Inventories	Retirement benefit obligation	Deferred tax assets	Deferred tax liabilities	Total equity
	($ million)
31 December 2006
Under previous accounting policy	619	(137)	110	(40)	2,186
Death in service liability	–	(17)	–	5	(12)

Under new accounting policy	619	(154)	110	(35)	2,174

31 December 2005
As previously reported	610	(190)	131	(53)	1,482
Correction of elimination of intragroup profit	(53)	–	17	–	(36)
Death in service liability	–	(16)	–	5	(11)

As restated	557	(206)	148	(48)	1,435

31 December 2004
As previously reported	547	(282)	129	(78)	1,348
Correction of elimination of intragroup profit	(49)	–	16	–	(33)
Death in service liability	–	(20)	–	6	(14)

As restated	498	(302)	145	(72)	1,301

1 January 2004
As previously reported					1,092
Correction of elimination of intragroup profit					(26)
Death in service liability					(15)

As restated					1,051

Group Statement of Recognised Income and Expense

	Actuarial losses on retirement benefit obligations	Translational differences	Taxation on items taken directly to equity	Attributable profit	Total recognised income and expense
	($ million)
2006
Under previous accounting policy	27	61	(10)	746	806
Death in service liability	3	(2)	(1)	(1)	(1)

Under new accounting policy	30	59	(11)	745	805

2005
As previously reported	(18)	(138)	4	339	203
Correction of elimination of intragroup profit	–	3	–	(6)	(3)
Death in service liability	4	–	(1)	–	3

As restated	(14)	(135)	3	333	203

2004
As previously reported	(27)	88	11	250	322
Correction of elimination of intragroup profit	–	(2)	–	(5)	(7)
Death in service liability	2	–	(1)	–	1

As restated	(25)	86	10	245	316

25.	Reserves — (continued)

	2006	2005	2004
	($ million)
Share Premium
At 1 January	299	281	268
Cancellation of 12 2/9p shares on share redenomination	(299)	–	–
Issue of shares on share redenomination	314	–	–
Premium on new shares issued on exercise of share options	15	18	13

At 31 December	329	299	281

On 23 January 2006 the Ordinary Shares of 12 2/9p were redenominated to US Dollar shares of 20¢ each by means of a court approved reduction in share capital, creation of a capital redemption reserve and subsequent issue and allotment of new Ordinary Shares of 20¢ each on the basis of one new share for one existing share held.

Other Reserves (i)
At 1 January	22	153	67
Restatement for the effects of IAS 32 and 39	–	(12)	–

Restated other reserves as at 1 January	22	141	67
Cancellation of 12 2/9p shares on share redenomination	502	–	–
Issue of new shares on share redenomination	(502)	–	–
Exchange differences on translation	59	(135)	86
Cumulative translation adjustment on disposal of the joint venture	(14)	–	–
Gains on hedging instruments charged to reserves	–	4	–
Loss on hedging instruments transferred from reserves to the income statement	(4)	12	–

At 31 December	63	22	153

(i)	The cumulative translation adjustments within Other Reserves at 31 December 2006 were $63m (2005 — $18m, 2004 — $153m).

Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

Accumulated Profits
At 1 January	915	673	560
Restatement — see above	–	–	(41)
Restatement for the effects of IAS 32 and 39	–	2	–

Restated accumulated profits as at 1 January	915	675	519
Actuarial gains/(losses) on retirement benefit obligations	30	(14)	(25)
Taxation on items taken directly to or transferred from equity	(11)	3	10

Net income recognised directly in equity	19	(11)	(15)
Share based payment recognised in the income statement	14	13	11
Cost of shares transferred to beneficiaries	(3)	(4)	(3)
Attributable profit for the year	745	333	245
Equity dividends paid in the year	(96)	(91)	(84)

At 31 December	1,594	915	673

Group Accounts

26(a).	Share Based Payments — Share Option Schemes

Employee Schemes

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) is available to all employees in the UK employed by participating Group companies, subject to three months service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Canada, Denmark, Finland, Germany, Hong Kong, Italy, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Options are no longer issued under the Smith & Nephew Employee Share Option Scheme (adopted by shareholders on 14 May 1981) and the Smith & Nephew 1991 Overseas Employee Share Option Scheme (adopted by shareholders on 25 May 1990) but options remain to be exercised under these two schemes. Together all of the plans referred to above are termed the “Employee Schemes”.

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

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs or Ordinary Shares. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher. The market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant. For Executive Schemes adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or, for the US Plan, the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to performance conditions but become exercisable up to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2004 Plan are open to senior managers worldwide. The 2001 UK Unapproved Share Option Plan is open to senior managers outside the US and the US Plan is open to senior managers in the US, Canada, Mexico and Puerto Rico.

The maximum term of options granted, under all schemes, is 10 years from the date of grant. All share option schemes except for the Stock Appreciation Rights Plan (detailed on page 116) are settled in shares.

26(a).	Share Based Payments — Share Option Schemes — (continued)

At 31 December 2006 20,849,000 (2005 — 19,017,000, 2004 — 18,450,000) options were outstanding under share option schemes as follows:

	Number of shares	Range of option exercise prices	Weighted average exercise price
	(Thousand)	(Pence)	(Pence)
Employee Schemes:
Outstanding at 1 January 2004	4,062	124.0 – 403.0	280.9
Granted	1,218	391.0 – 498.0	395.3
Forfeited	(248)	124.0 – 403.0	247.5
Exercised	(779)	124.0 – 321.0	213.0

Outstanding at 31 December 2004	4,253	146.8 – 498.0	326.1
Granted	1,080	421.0 – 526.0	428.9
Forfeited	(361)	304.0 – 409.0	355.9
Exercised	(1,206)	146.8 – 321.0	279.2
Expired	(9)	394.0 – 498.0	446.0

Outstanding at 31 December 2005	3,757	221.2 – 526.0	364.7
Granted	1,511	348.0 – 451.0	350.6
Forfeited	(486)	289.2 – 526.0	398.3
Exercised	(843)	221.2 – 425.0	311.4
Expired	(2)	221.2 – 296.0	270.0

Outstanding at 31 December 2006	3,937	289.2 – 526.0	369.4

Options exercisable at 31 December 2006	55	289.2 – 403.0	321.7

Options exercisable at 31 December 2005	147	221.2 – 296.0	287.1

Options exercisable at 31 December 2004	60	146.8 – 289.2	231.8

Executive Schemes:
Outstanding at 1 January 2004	13,393	145.0 – 418.0	304.0
Granted	4,059	475.0 – 582.9	525.8
Forfeited	(429)	145.0 – 521.0	270.5
Exercised	(2,826)	145.0 – 360.0	236.4

Outstanding at 31 December 2004	14,197	145.0 – 582.9	377.3
Granted	4,284	480.0 – 536.5	533.0
Forfeited	(934)	183.5 – 574.5	457.0
Exercised	(2,285)	188.5 – 385.5	288.2
Expired	(2)	360.0	360.0

Outstanding at 31 December 2005	15,260	145.0 – 582.9	437.6
Granted	5,166	434.0 – 516.5	509.7
Forfeited	(991)	335.4 – 574.0	516.4
Exercised	(2,001)	145.0 – 546.6	311.1
Expired	(522)	145.0 – 580.2	472.4

Outstanding at 31 December 2006	16,912	145.0 – 582.9	478.1

Options exercisable at 31 December 2006	5,328	145.0 – 552.0	386.5

Options exercisable at 31 December 2005	5,097	145.0 – 580.2	311.1

Options exercisable at 31 December 2004	4,639	145.0 – 375.0	261.1

The weighted average remaining contractual life of options outstanding at 31 December 2006 was 5.3 (2005 — 5.6 years, 2004 — 5.7 years) years for Executive Schemes and 2.7 (2005 — 3.1 years, 2004 — 2.2 years) years for Employee Schemes. The weighted average remaining contractual life of options exercisable at 31 December 2006 was 3.4 years (2005 — 2.4 years, 2004 — 4.3 years) for Executive Schemes and 0.2 years (2005 — 0.4 years, 2004 — 0.3 years) for Employee Schemes.

Group Accounts

26(a).	Share Based Payments — Share Option Schemes — (continued)

The weighted average share prices during each year were as follows:

2004	529 pence
2005	524 pence
2006	483 pence

The aggregate intrinsic value of options outstanding and exercisable at 31 December 2006 was $23m and $18m, respectively, for Executive Schemes and $12m and nil, respectively, for Employee Schemes.

The aggregate intrinsic value of options exercised in the year to 31 December 2006 was $7m (2005 — $9m, 2004 — $15m) for Executive Schemes and $3m (2005 — $5m, 2004 — $5m) for Employee Schemes.

The total fair value of options which vested during 2006 was $5m (2005 — $6m, 2004 — $6m) for Executive Schemes and $2m (2005 — $3m, 2004 — $3m) for Employee Schemes.

The Group issues new shares to satisfy share option exercises.

Options granted during the year were as follows:

	Options granted	Weighted average fair value per option at grant date	Share price at grant date	Weighted average exercise price	Weighted average option life
	(Thousand)	(Pence)	(Pence)	(Pence)	(Years)
Employee Schemes	1,511	167.0	466.8	350.6	3.9
Executive Schemes	5,166	150.2	509.7	509.7	6.6

Weighted average fair value of options granted under employee schemes during 2005 was 144p (2004 — 165p) and those under executive schemes during 2005 was 172p (2004 — 155p).

Options granted in 2006, 2005 and 2004 under the executive schemes were valued using a binomial model. Options granted under employee schemes were valued using the Black-Scholes option model as management considered that options granted under these schemes are exercised within a short period of time after the vesting date. Options granted under each scheme are valued separately and a weighted average fair value calculated.

The binomial model was used for executive schemes so that proper allowance is made for the possibility of early exercise. At the 2006 grant management expected 95% of the options granted under the 2001 Executive Scheme to vest (2005 — 95%, 2004 — 95%) and 60% of the 2004 Executive Scheme to vest (2005 — 60%, 2004 — 60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest. This includes the effects of any modifications to the share schemes during the year. In 2005 the Group announced its intention to report its results in US Dollars with effect from 2006. For the 2004 and 2005 awards, the Remuneration Committee decided to retain the same performance targets but base them on US Dollar numbers over the life of the award. In order to reflect the different EPSA growths under US Dollar reporting the estimates of final vesting were amended for schemes with this criteria. To the extent that this is a modification, there was no effect on the charge in the income statement. Commencing in 2006 the impact on the share based payment charge in the income statement was an additional charge of approximately $1m. There was no effect on the fair value of the share based payments as a result of this change.

26(a).	Share Based Payments — Share Option Schemes — (continued)

For all schemes the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee schemes			Executive schemes
	2006	2005	2004	2006	2005	2004
	(%, except Expected Life in years)
Dividend yield	1.5	1.1	1.1	1.5	1.1	1.1
Expected volatility (i)	25.0	26.0	23.7	25.0	26.0	22.0
Risk free interest rate (ii)	4.8	4.1	4.8	4.5	4.8	3.3 -5.1
Expected life in years (iii)	3.9	3.9	3.5	6.6	6.4	7.0

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Scheme’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2005 — 5%, 2004 — 5%) of Executive Scheme option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2005 — 50%, 2004 — 50%) of Executive Scheme option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the 2004 Plan and 25% for the 2001 Plans (2005 — 50% for the 2004 Plan and 25% for the 2001 Plans, 2004 — 50% of the option price).

Summarised information about options outstanding under the share option schemes at 31 December 2006 is as follows:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contract life	Weighted average exercise price	Number exercisable	Weighted average exercise price	Exercisable in stages up to
	(Thousand)	(Years)	(Pence)	(Thousand)	(Pence)
Employee Schemes:
289.2p to 403.0p	3,103	2.7	353.4	55	321.7	2007
421.0p to 526.0p	834	2.7	429.2	–	–	–

	3,937			55

Executive Schemes:
145.0p to 417.1p	3,252	2.6	340.1	2,797	328.8	2010
418.0p to 582.9p	13,660	5.9	511.0	2,531	450.2	2013

	16,912			5,328

259,054 (2005 — 330,118, 2004 — 681,255) options remain outstanding under the 1998, 1999 and 2000 Stock Appreciation Rights Plan and at 31 December 2006 these have a fair value liability of $2m (2005 — $2m, 2004 — $4m) which is materially the same as intrinsic value.

26(b).	Share Based Payment — Long-Term Incentive Plans

The Group operated a long-term incentive plan (“LTIP”) for executive directors and executive officers from 1997 to 2003. Vesting of LTIP awards was dependent on the Group’s relative performance in a group of 39 UK listed manufacturing companies with substantial international activities, using total shareholder return (“TSR”) over a three year period as the prime measure. The final awards vested in 2006.

In 2004, a new share based incentive plan was introduced for executive directors, executive officers and the next level of senior executives, which replaced the LTIP. The plan includes a Performance Share Plan (“PSP”) and a Bonus Co-Investment Plan (“CIP”).

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

Group Accounts

26(b).	Share Based Payment — Long-Term Incentive Plans — (continued)

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long-term incentive plans is nil. The LTIP and PSP contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 20% (2005 — 20%, 2004 — 20%) has been assumed with the constituents of the group. A correlation of 30% (2005 — 30%, 2004 — 50%) has been assumed for the companies in the medical devices sector as they are impacted by more similar factors.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 26 (a).

At 31 December 2006 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

	LTIP	PSP	CIP	Total
	(Number of Shares in thousands)
Outstanding at 1 January 2004	1,195	–	–	1,195
Awarded	–	924	291	1,215
Vested	(362)	–	–	(362)
Forfeited	–	(11)	–	(11)

Outstanding at 31 December 2004	833	913	291	2,037
Awarded	–	1,062	369	1,431
Vested	(379)	–	–	(379)
Forfeited	(9)	(113)	(40)	(162)

Outstanding at 31 December 2005	445	1,862	620	2,927
Awarded	–	1,484	266	1,750
Vested	(218)	–	–	(218)
Forfeited	(227)	(367)	(90)	(684)

Outstanding at 31 December 2006	–	2,979	796	3,775

The weighted average remaining contractual life of awards outstanding at 31 December 2006 was 1.5 years (2005 — 1.8 years, 2004 — 2.4 years) for the PSP, 1.3 years (2005 — 1.9 years, 2004 — 2.5 years) for the CIP and nil years (2005 — 0.1 years, 2004 — 0.7 years) for the LTIP.

The aggregate intrinsic value of options outstanding at 31 December 2006 was $39m. No options were exercisable. The fair value of LTIP awards vesting during 2006 was $1m.

26(c).	Share Based Payments — Charge to Income Statement

The expense charged to the income statement for share based payments is as follows:

	2006	2005	2004
	($ million)
Granted in current year	5	4	5
Granted in prior years	9	9	6

Total share based expense for the year	14	13	11

Under the Executive Schemes, PSP and CIP the number of Ordinary Shares over which options may be granted is limited so that the number of shares issued or that may be issued during the ten years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all share schemes operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

As of 31 December 2006, total unrecognised compensation cost relating to unvested share based payments totalled $26m which is expected to be recognised over a weighted average period of 2.1 years.

27.	Own Shares

Own shares represent the holding of the Parent Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 34).

	2006	2005	2004
	($ million)
At 1 January	4	8	4
Exchange adjustment	–	–	1
Shares purchased	–	–	6
Shares transferred to Group beneficiaries	(3)	(4)	(3)

At 31 December	1	4	8

28.	Cash Flow Statement

Analysis of Net Cash/(Net Debt)

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Loan Notes	Net currency swaps	Total
	($ million)
At 1 January 2004	47	(21)	(153)	(196)	–	78	(245)
Net cash flow	13	2	114	(2)	–	(74)	53
Loan Notes issued on acquisition	–	–	–	–	(91)	–	(91)
Exchange adjustment	3	–	(4)	–	(5)	57	51

At 31 December 2004	63	(19)	(43)	(198)	(96)	61	(232)
Net cash flow	98	(71)	(16)	(18)	–	4	(3)
Exchange adjustment	(10)	4	4	5	10	(84)	(71)

At 31 December 2005	151	(86)	(55)	(211)	(86)	(19)	(306)
Net cash flow	182	39	5	200	88	10	524
Loan Notes issued	–	–	–	–	(15)	–	(15)
Exchange adjustment	13	(8)	3	(4)	(4)	7	7

At 31 December 2006	346	(55)	(47)	(15)	(17)	(2)	210

Reconciliation of Net Cash Flow to Movement in Net Cash/(Net Debt)

	2006	2005	2004
	($ million)
Change in cash net of overdrafts in the year	221	27	15
Settlement of currency swaps	10	4	(74)
Change in borrowings (including loan notes)	293	(34)	112

Change in net debt from net cash flow	524	(3)	53
Loan Notes issued	(15)	–	(91)
Exchange adjustment	7	(71)	51

Change in net debt in the year	516	(74)	13
Opening net debt	(306)	(232)	(245)

Closing net cash/(net debt)	210	(306)	(232)

Cash and Cash Equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.

	2006	2005	2004
	($ million)
Cash and bank	346	151	63
Bank overdrafts	(55)	(86)	(19)

Cash and cash equivalents	291	65	44

Group Accounts

29.	Currency Translation

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Average rates
	2006	2005	2004
Sterling	1.86	1.81	1.84
Euro	1.27	1.24	1.25

	Year-end rates
	2006	2005	2004
Sterling	1.96	1.72	1.92
Euro	1.32	1.18	1.36

30.	Acquisitions

2006

On 10 July 2006, the Group acquired 100% of the issued share capital of OsteoBiologics Inc., (“OBI”) a company providing bioabsorbable implants for bone healing for a net cost of $73m in cash. OBI has been integrated with the endoscopy business. OBI’s assets are included in the Group’s balance sheet at fair value at the date of acquisition as follows:

	Net book value	Fair value adjustments	Fair value to Group
	($ million)
Intangible assets — acquisition intangibles	–	42	42
Inventories	2	–	2
Trade receivables	1	–	1
Trade payables	(2)	–	(2)
Deferred taxation	–	(9)	(9)

Net assets	1	33	34

Goodwill on acquisition			39

Cost of acquisition			73

Discharged by:
Cash			74
Cash acquired in OBI			(2)
Costs associated with acquisition			1

			73

The weighted average amortisation period of the intangible assets acquired with OBI (excluding $24m of in process research and development which will be amortised when the asset is brought into use) was 11 years from the date of acquisition.

The fair value adjustments reflect the recognition of intangible assets, deferred tax thereon and the recognition of tax losses available to the Group. This acquisition gives the Group access to intellectual property and technology for use in cartilage repair and management believes that goodwill represents the value of the synergies that are expected to arise for the Group. Goodwill is not deductible for tax purposes.

In 2006, from the date of acquisition on 10 July 2006, OBI contributed $3m to revenue and a loss of $3m to attributable profit for the year. Had the acquisition occurred at the beginning of the year the revenue of the combined Group would have been $2,782m and attributable profit for the year would have been $743m. Had the acquisition occurred at the beginning of the previous year, the revenue of the combined Group in 2005 would have been $2,555m and attributable profit for the year would have been $329m.

In addition to the cash consideration of $73m, deferred consideration of $10m in respect of previous year’s acquisitions was paid in the year.

30.	Acquisitions — (continued)

2005

The business and assets of an orthopaedic distributor in Japan were acquired on 30 June 2005 and a milestone payment was accrued in respect of a previous acquisition. There was no material difference between the fair value and book value of net assets acquired.

($ million)
Intangible assets — acquisition intangibles	4
Retirement benefit obligation	(1)

Assets	3
Goodwill	24

Cost of acquisition	27

Discharged by:
Cash	11
Deferred consideration	16

27

In addition to the cash consideration of $11m, deferred consideration of $14m in respect of previous year’s acquisitions was paid in the year.

2004

On 16 March 2004, the Group acquired 100% of the issued share capital of Midland Medical Technologies (“MMT”) for a net cost of $142m in cash and loan notes. Its assets are included in the Group’s balance sheet at fair value at the date of acquisition as follows:

	Net book value	Fair value adjustments	Fair value to Group
	($ million)
Property, plant and equipment	4	–	4
Intangible assets — acquisition intangibles	–	66	66
Inventory	8	–	8
Trade receivables	6	–	6
Trade payables	(11)	–	(11)
Deferred taxation	–	(20)	(20)

Net assets	7	46	53

Goodwill on acquisition			89

Cost of acquisition			142

Discharged by:
Cash			31
Cash acquired in MMT			(3)
Costs associated with acquisition			7

			35
Loan Notes issued			91
Contingent consideration			16

			142

The fair value adjustments reflect the recognition of intangible assets and deferred taxation thereon.

Consideration included a contingent sum dependent on the date on which certain regulatory approvals were received. This was settled in May 2006. The value of goodwill was determined including contingent consideration, payment of which was considered probable.

Management believes that goodwill represents value to the Group for which recognition as a discrete intangible asset is not permitted. The majority of the value was assessed to consist of synergy benefits expected to be achieved by bringing a leading technology to market through the Group’s worldwide distribution network.

Group Accounts

30.	Acquisitions — (continued)

In 2004 MMT contributed $30m to revenue and $6m to attributable profit for the year and generated a net operating cash inflow of nil after capital expenditure of $1m. Including acquired distributors MMT contributed $37m to Group revenue. Had the acquisition occurred at the beginning of the year the revenue of the combined Group would have been $2,308m and attributable profit for the year would have been $245m.

The impact of other acquisitions, including the MMT distribution business in Australia, is set out below. There was no material difference between the fair value and book value of net assets acquired.

($ million)
Property, plant and equipment	1
Intangible assets — acquisition intangibles	16
Intangible assets — other	5
Inventories	2

Assets acquired	24
Goodwill	16

Cost of acquisition	40

Discharged by:
Cash	26
Deferred consideration	14

40

In addition to the cash consideration of $26m, deferred consideration of $3m in respect of previous year’s acquisitions was paid in the year.

31.	Financial Commitments

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $2m (2005 — $7m).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., amounts of up to $8m (2005 — $8m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further $20m (2005 — $20m) contingent on achievement of sales milestones.

The Group is contractually committed to four milestone payments, which total $60m, related to the US approval and commercialisation of DUROLANE which may become payable under the terms of the agreement with Q-MED AB signed in June 2006. An upfront payment of $10m was made to Q-MED AB during the year.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2006	2005
	($ million)
Land and buildings:
Within one year	22	17
After one and within two years	15	14
After two and within three years	13	12
After three and within four years	11	10
After four and within five years	10	10
After five years	39	34

	110	97

Other assets:
Within one year	19	17
After one and within two years	13	13
After two and within three years	7	5
After three and within four years	3	2

	42	37

31.	Financial Commitments — (continued)

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2006	2005
	($ million)
Land and buildings:
Within one year	1	2
After one and within two years	2	2
After two and within three years	2	2
After three and within four years	2	1
After four and within five years	2	2
After five years	16	18

Total minimum lease payments	25	27
Discounted by imputed interest	(9)	(10)

Present value of minimum lease payments	16	17

Present value of minimum lease payments for land and buildings can be split out as: $1m (2005 — $2m) due within one year, $5m (2005 — $6m) within two to five years and $10m (2005 — $9m) due after five years.

32.	Contingent Liabilities

The Group is party to legal proceedings in the normal course of business. Other than as set out below the Group considers that these will not result in any material adverse effect on the Group’s results of operations or financial position.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001. As at 31 December 2006 999 implants required revision surgery as a result of some patients not achieving adequate fixation and settlements had been agreed with patients in respect of 923 of these revisions. A provision of $154m was established in 2004 for the estimated cost of settling patient claims.

The total amount paid out to date in settlements, legal costs and associated expenses has been $172m of which $60m was recovered from the insurer who provided the primary layer and 65% of the first excess layer in the Group’s global product liability programme. The balance of $112m is due from five other insurers who have declined coverage.

A provision of $42m remains available to cover the estimated cost of settling pending and future claims by patients assuming that insurance cover continues to be declined. The key variables in assessing the adequacy of the provision are the number of revisions likely to arise in the next three years and the average cost of settling patient claims for those revisions. Whilst management’s estimate of the most probable cost remains $154m, it is possible that the eventual outcome may be different. Based on independent statistical projections of revisions through to the end of 2009 the range of possible costs is $133m to $194m.

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

Group Accounts

33.	Retirement Benefit Obligation

The Group’s retirement benefit obligation comprises:

	2006	2005
	($ million)
Funded Plans:
UK Plan	44	71
US Plan	57	89
Other Plans	(3)	4

	98	164
Unfunded Plans:
Other Plans	27	17
Retirement Healthcare	29	25

	154	206

The Group sponsors pension plans for its employees in most of the countries in which it has major operating companies. Pension plans are established under the laws of the relevant country. Funded plans are funded by the payment of contributions to, and the assets held by, separate trust funds or insurance companies. In those countries where there is no company-sponsored pension plan, state benefits are considered adequate. Employees’ retirement benefits are the subject of regular management review. The Group’s major defined benefit pension plans in the UK and US were closed to new employees in 2003 and replaced by defined contribution plans.

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

Principal actuarial assumptions:

	2006	2005	2004
	(% per annum)
UK Plan:
Discount rate	5.1	4.8	5.3
Expected return on plan assets (i)	6.8	6.4	6.8
Expected rate of salary increases	4.9	4.8	4.9
Future pension increases	2.9	2.6	2.7
Life expectancy of male aged 60 (in years)	24.7	24.6	23.3

US Plan:
Discount rate	5.8	5.5	5.8
Expected return on plan assets (i)	8.2	8.1	8.1
Expected rate of salary increases	5.0	5.0	5.0
Future pension increases	Nil	Nil	Nil
Life expectancy of male aged 60 (in years)	22.0	20.7	20.7

Other Plans:
Discount rate (ii)	4.5	4.5	5.1
Expected return on plan assets (i) (ii)	5.4	5.5	6.6
Expected rate of salary increases (ii)	4.0	4.0	4.3
Future pension increases (ii)	2.5	2.4	2.4

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

33.	Retirement Benefit Obligation — (continued)

Pension costs:

	2006	2005	2004
	($ million)
Current service cost — employer’s portion	29	30	26
Past service cost	–	1	–

	29	31	26
Interest cost	46	44	38
Expected return on assets in the plan	(52)	(40)	(35)

Net defined benefit pension costs	23	35	29
Net defined contribution pension costs	20	16	13

	43	51	42

Of the $43m (2005 — $51m, 2004 — $42m) cost for the year, $49m (2005 — $47m, 2004 — $39m) was charged to operating profit. The interest cost and expected return on plan assets were reported as other finance costs. Actuarial gains of $32m (2005 — loss of $12m, 2004 — loss of $20m) were reported in the statement of recognised income and expense making the cumulative charge to date $58m (2005 — $90m, 2004 — $78m).

The contributions made in the year in respect of defined benefit plans were: UK Plan $30m (2005 — $76m, 2004 — $15m); US Plan $19m (2005 — $51m, 2004 — $17m); and Other Plans $6m (2005 — $9m, 2004 — $4m). For 2007, the agreed contribution rates to the UK defined benefit pension plan are 12.5% of pensionable earnings plus supplementary payments of $12m. Payments to the US defined benefit plan in 2007 are estimated to be $11m and $4m is estimated to be paid to the other funded defined benefit plans.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2006 there were no outstanding payments due to be paid over to the plans (2005 — nil, 2004 — nil).

The amount included in the balance sheet arising from the Group’s obligations in respect of its funded defined retirement benefit plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	(%)	($ million)	(%)	($ million)	(%)	($ million)
31 December 2006
Equities	7.0	488	8.7	185	6.6	11
Bonds	4.0	87	6.4	51	3.8	19
Property	5.5	30	–	–	5.0	–
Other	4.0	12	4.2	2	4.2	6

Market value of assets		617		238		36
Present value of defined benefit obligations		(661)		(295)		(33)

(Deficit)/Asset: non-current liability recognised in the balance sheet		(44)		(57)		3

31 December 2005
Equities	7.0	376	8.7	154	6.7	14
Bonds	4.0	76	6.4	41	4.2	13
Property	5.5	22	–	–	5.0	–
Other	4.0	14	4.2	1	2.0	–

Market value of assets		488		196		27
Present value of defined benefit obligations		(559)		(285)		(31)

Deficit: non-current liability recognised in the balance sheet		(71)		(89)		(4)

Group Accounts

33.	Retirement Benefit Obligation — (continued)

The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans for the last two years, together with the target allocations for 2007:

	Target Allocation	Percentage of Plan Assets at 31 December
	2007	2006	2005
		(%)
UK Plan
Asset Category:
Equity securities	60 – 80	79	77
Debt securities	15 – 25	14	15
Property	0 – 8	5	5
Other	0 – 5	2	3

Total		100%	100%

US Plan
Asset Category:
Equity securities	68 – 80	78	79
Debt securities	20 – 26	21	20
Other	0 – 5	1	1

Total		100%	100%

Other Plans
Asset Category:
Equity securities	30 – 60	31	50
Debt securities	40 – 70	52	48
Property	0 – 10	–	1
Other	0 – 10	17	1

Total		100%	100%

A reconciliation of the present value of defined benefit obligations is shown in the following tables:
		2006	2005
		($ million)
UK Plan
Present value of defined benefit obligations at 1 January		559	552
Current service cost		14	13
Other finance cost		29	27
Actuarial losses		6	43
Plan participant contributions		2	5
Curtailments and settlements		(2)	–
Benefits paid		(25)	(22)
Exchange adjustment		78	(59)

Present value of defined benefit obligations at 31 December		661	559

US Plan
Present value of defined benefit obligations at 1 January		285	253
Current service cost		11	12
Other finance cost		15	15
Actuarial (gains)/losses		(9)	11
Benefits paid		(7)	(6)

Present value of defined benefit obligations at 31 December		295	285

33.	Retirement Benefit Obligation — (continued)

	2006	2005
	($ million)
Other Funded Plans
Present value of defined benefit obligations at 1 January	31	38
Current service cost	2	2
Past service cost	–	1
Other finance cost	2	2
Actuarial (gains)/losses	(1)	1
Benefits paid	(3)	(13)
Exchange adjustment	2	–

Present value of defined benefit obligations at 31 December	33	31

Other Unfunded Plans
Present value of defined benefit obligations at 1 January	17	10
Current service cost	2	3
Actuarial losses	7	4
Settlements to members	(1)	–
Exchange adjustment	2	–

Present value of defined benefit obligations at 31 December	27	17

A reconciliation of the fair value of plan assets is shown in the following tables:

UK Plan
Fair value of plan assets at 1 January	488	407
Expected return on plan assets	34	25
Actuarial gains	20	45
Plan participant contributions	2	5
Company contributions	30	76
Curtailments and settlements	(2)	–
Benefits paid	(25)	(22)
Exchange adjustment	70	(48)

Fair value of plan assets at 31 December	617	488

US Plan
Fair value of plan assets at 1 January	196	138
Expected return on plan assets	16	13
Actuarial gains	14	–
Company contributions	19	51
Benefits paid	(7)	(6)

Fair value of plan assets at 31 December	238	196

Other Funded Plans
Fair value of plan assets at 1 January	27	29
Expected return on plan assets	2	2
Actuarial gains	1	2
Company contributions	6	9
Benefits paid	(3)	(13)
Exchange adjustment	3	(2)

Fair value of plan assets at 31 December	36	27

Group Accounts

33.	Retirement Benefit Obligation — (continued)

The history of experience adjustments is as follows:

	Present value of defined benefit obligations	Fair value of plan assets	(Deficit)/ asset in plan	Experience adjustments on plan liabilities		Experience adjustments on plan assets
				Amount — gain/ (loss)	Percentage of plan liabilities	Amount — gain	Percentage of plan assets
	($ million)	($ million)	($ million)	($ million)	(%)	($ million)	(%)
31 December 2006:
UK Plan	(661)	617	(44)	15	2	20	3
US Plan	(295)	238	(57)	3	1	14	6
Other Funded Plans	(33)	36	3	–	–	1	3
Other Unfunded Plans	(27)	–	(27)	1	4	–	–
31 December 2005:
UK Plan	(559)	488	(71)	5	1	45	9
US Plan	(285)	196	(89)	2	1	–	–
Other Funded Plans	(31)	27	(4)	–	–	2	7
Other Unfunded Plans	(17)	–	(17)	1	5	–	–
31 December 2004:
UK Plan	(552)	407	(145)	(4)	(1)	10	3
US Plan	(253)	138	(115)	–	–	4	3
Other Funded Plans	(38)	29	(9)	–	–	–	–
Other Unfunded Plans	(10)	–	(10)	–	–	–	–
31 December 2003:
UK Plan	(475)	344	(131)	–	–	29	8
US Plan	(222)	113	(109)	(4)	(1)	13	11
Other Funded Plans	(30)	23	(7)	–	–	–	–
Other Unfunded Plans	(9)	–	(9)	–	–	–	–

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $2m (2005 — $2m, 2004 — $2m). The amount receivable at 31 December 2006 was nil (2005 — nil, 2004 — nil).

Retirement Healthcare

The Group has various obligations for the provision of retirement healthcare to employees. A reconciliation of the obligation is as follows:

	2006	2005
	($ million)
At 1 January	25	23
Exchange adjustment	1	(1)
Charge to income statement	2	2
Benefits paid	(1)	(1)
Actuarial losses	2	2

At 31 December	29	25

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2006		2005		2004
	UK	US	UK	US	UK	US
	(% per annum)
Discount rate	5.1	5.8	4.8	5.5	5.3	5.8
Medical cost inflation	6.3	8.0	6.2	8.5	6.3	7.0

33.	Retirement Benefit Obligation — (continued)

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2006, 2005 or 2004 by more than $1m.

The assumed retirement healthcare cost trend for 2007 and thereafter is expected to be approximately 1.5% above the discount rate.

34.	Smith & Nephew Employees’ Share Trust

	2006	2005
	($ million)
At 1 January	4	8
Shares vested	(3)	(4)

At 31 December	1	4

The Smith & Nephew Employees’ Share Trust (the “Trust”) was established to hold shares relating to the Long-Term Incentive Plan referred to in the “Remuneration Report”. Holdings of the Parent Company’s Own Shares in respect of the Trust are disclosed in Note 27. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Parent Company. The costs of the Trust are charged to the income statement as they accrue. A dividend waiver is in place in respect of those shares held under the Long-Term Incentive Plan. The waiver represents less than 1% of the total dividends paid.

At 31 December 2006, the Trust held 1.0m (2005 — 1.5m) Ordinary Shares at an aggregate cost of $12m (2005 — $12m). 0.9m shares (2005 — 1.1m), with an original cost of $11m (2005 — $8m), have vested and are held under option for the benefit of directors and employees. 0.1m shares, at an aggregate cost of $1m, are included within equity on the Group balance sheet and shareholders’ funds on the Parent balance sheet. The market value of these shares at 31 December 2006 was $1m (2005 — $4m).

35.	Related Party Transactions

Trading Transactions

In the course of normal operations, the Group traded with its joint venture BSN Medical from 1 April 2001. BSN Medical ceased to be a related party on 23 February 2006. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2006	2005	2004
	($ million)
Sales to the joint venture	–	–	2
Agency fees received	4	25	26
Management charges received	–	2	2
Purchases from the joint venture	2	20	20
Loss made by the joint venture on purchases	–	(2)	(2)

Key Management Personnel

The remuneration of executive officers (including non-executive directors) during the year is summarised below:

	2006	2005	2004
	($ million)
Short-term employee benefits	13	9	7
Share-based payment	3	4	2
Pension and post employment benefit entitlements	1	2	–

	17	15	9

Information concerning directors’ and executive officers emoluments, pension entitlements, shareholdings and share options is shown in the “Remuneration Report”.

Group Accounts

36.	Information About the Nature and Cost of Services Provided by Auditors

	2006	2005	2004
	($ million)
Audit services: Group accounts	0.9	0.7	0.5
Other services:
Local statutory audit pursuant to legislation	2.1	2.4	2.2
Other services pursuant to legislation	2.2	0.8	1.1
Taxation services:
Compliance services	0.9	0.4	0.4
Advisory services	1.7	1.5	1.5

	2.6	1.9	1.9
Corporate finance transactions	1.8	–	–
All other services	0.1	0.1	0.2

Total auditors’ remuneration	9.7	5.9	5.9

Arising:
In the UK	6.5	3.1	3.0
Outside the UK	3.2	2.8	2.9

	9.7	5.9	5.9

Relating to capital transactions (included above)	2.8	–	0.4

Audit fees incurred by Group pension schemes (not included above)	0.1	0.1	0.1

37.	Post Balance Sheet Events

On 12 March 2007 the Group announced that it had agreed the purchase of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company, for a total of CHF 1,086m ($889m) in cash, including assumed debt. Completion of the agreement is conditional on receipt of competition clearances which are expected to take two to three months. Plus reported revenues of CHF367m ($300m) in 2006 and profit before interest and tax of CHF 44m ($36m). The acquisition will be financed by bank borrowings.

On 8 February 2007, the Group announced its intention to undertake a share buy back programme of up to $1.5 billion over the next two years. This followed an assessment of the medium term capital needs of the Group both internally and for acquisitions in which management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders.

As at 20 March 2007, 2,910,000 Ordinary Shares had been purchased at a cost of $35m.

38.	New Accounting Standards

New IFRS Accounting Standards

The following IFRS and IFRIC interpretations, which are relevant to the Group, have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective. None is likely to have a material effect on the Group’s results of operations or financial position.

In August 2005, the IASB issued IFRS 7 Financial Instruments: Disclosures which the Group will adopt in the financial year commencing 1 January 2007. The Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail.

In August 2005, the IASB issued an amendment to IAS 1 Presentation of Financial Statements which the Group will adopt in the financial year commencing 1 January 2007. The Group will disclose additional information about its objectives, policies and process for managing capital.

In November 2006, the IASB issued IFRS 8 Operating Segments which is required to be implemented in the financial year commencing 1 January 2009. This aligns the IFRS reporting of segmental analysis with that provided in accordance with US GAAP.

38.	New Accounting Standards — (continued)

In July 2006, the IASB issued IFRIC 10 Interim Financial Reporting and Impairment which is required to be implemented in the Group’s financial year commencing 1 January 2007. This interpretation requires that any impairment loss recognised in respect of goodwill or an equity investment in a quarterly interim statement shall not subsequently be reversed in subsequent quarterly or annual statements.

In November 2006, the IASB issued IFRIC 11 IFRS 2 — Group and treasury share transactions which is required to be implemented in the Group’s financial year commencing 1 January 2008. This interpretation provides guidance on whether share-based transactions involving group entities should be accounted for as equity settled or cash settled transactions.

New Accounting Standards in the US

New accounting policies adopted during the year

The following pronouncements have been adopted by the Group in the current year.

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154 Accounting Changes and Error Corrections, which replaces APB Opinion No.20 and SFAS 3. The Statement established retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements for new accounting pronouncements.

In September 2006, the SEC issued SAB 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, regarding the process of quantifying financial statement misstatements.

The Group has adopted SFAS 123 (revised 2004) Share-Based Payment and SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No.87, 88, 106, and 132(R) in the current financial year; the impact of adopting these Statements is described in Note 40 of the Notes to the Group Accounts.

In June 2006, the EITF issued EITF 06-03 How Taxes Collected from Customers and Remitted to Government Authorities should be presented in the Income Statement (That is, Gross versus Net Presentation). This interpretation requires disclosure of the accounting policy adopted for presentation of taxes collected from customers and remitted to governmental authorities and the disclosure of the amount included where a gross presentation is adopted. As disclosed in Note 2 of the Notes to the Group Accounts, the Group presents Revenue excluding such taxes (i.e. a net presentation) and there is, therefore, no material impact on the financial statements.

New accounting policies not yet adopted

The following pronouncements have been issued by the FASB but are not yet effective.

In June 2006, the FASB issued Interpretation No. 48, Accounting for uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognised in the accounts. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006.

The Group will adopt FIN 48 for its year commencing 1 January 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Group, has not determined the effect, if any, the adoption of FIN 48 will have on the Group’s financial position and results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which sets out a framework for measuring fair value where such is required elsewhere within generally accepted accounting principles. The Group will adopt this Statement in the financial year commencing 1 January 2008 at latest. The adoption of SFAS 157 is not expected to have a material effect on the Group’s results of operations or financial position.

Group Accounts

38.	New Accounting Standards — (continued)

In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities, which also amends SFAS 115 Accounting for Certain Investments in Debt and Equity Securities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Group is currently evaluating the impact of this statement and will adopt SFAS 159 in the financial year commencing 1 January 2008 at latest.

39.	Principal Subsidiary Undertakings

The information provided below is given for principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew AG	Medical Devices	Switzerland

USA:
Smith & Nephew Inc	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc	Medical Devices	Canada
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Endoscopy KK	Medical Devices	Japan
Smith & Nephew Orthopaedics KK	Medical Devices	Japan
Smith & Nephew Wound Management KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

39.	Principal Subsidiary Undertakings — (continued)

Principal Associated Undertakings, Joint Ventures and Other Arrangements

Until 23 February 2006, the Group owned 50% of BSN Medical GmbH & Co KG, a medical supplies company incorporated and located in Germany.

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US

The Group accounts are prepared in accordance with IFRS as adopted by the EU which differ in certain respects from US GAAP. Differences that existed between UK GAAP, which was used before IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 even though an IFRS accounting policy may be the same, or similar, to that applied under US GAAP. Those differences which have or could have a significant effect on the Group’s profit for the financial year and equity are as follows:

Goodwill and Other Intangible Assets

Under IFRS, goodwill is not amortised but is subject to annual impairment reviews whereas other intangible assets are capitalised and amortised over their useful lives. This is generally consistent with US GAAP, except that the goodwill balance recognised under IFRS at the transition date of 1 January 2003 is the balance recognised under UK GAAP adjusted for certain fair value adjustments. Intangible assets separately identified and amortised under US GAAP on acquisition prior to the transition date of 1 January 2003 were not separately identified under UK GAAP (and not restated on adoption of IFRS) but were included as part of goodwill. These differences will remain for the foreseeable future unless and until impairment charges are recorded or the disposal of the related business occurs.

Under UK GAAP, since 1998, goodwill on acquisition was capitalised and amortised over a period not exceeding 20 years. Under IFRS, from 1 January 2003 goodwill is not amortised but is subject to annual impairment reviews. Under US GAAP, prior to 2002 goodwill has been capitalised and amortised over its expected useful life. Commencing 2002, goodwill has not been amortised and is subject to annual impairment reviews.

Under IFRS, purchase consideration contingent on a future event is estimated and included as part of the cost at the date of acquisition, discounting the amounts payable to fair value as at the date of acquisition. This estimate is revised each year until the eventual outcome is certain. Under US GAAP, contingent consideration is not recognised until the contingency is resolved or the amount is determinable. Upon the resolution of the contingency, the cost of the acquisition is adjusted. The accretion of the contingent consideration discounting taken to profit in accordance with IFRS does not arise under US GAAP since the liability for the consideration is not recognised in the balance sheet until the contingency is resolved.

Under IFRS, goodwill is allocated to a cash-generating unit (“CGU”) and any impairment is measured by comparing the carrying amount of the CGU to the recoverable amount of the CGU. Under US GAAP, goodwill is assessed at a reporting unit level (equivalent to the CGU for the Group’s purpose) and the Group applies a two-step impairment method: (a) the carrying amount of the reporting unit is compared to its fair value; (b) if (a) indicates an impairment, then this is measured by comparing the implied fair value of the goodwill within that reporting unit with the carrying amount of that goodwill.

Under IFRS, other intangible assets subject to amortisation are tested for impairment by comparing the carrying amount of the asset (or asset group) to its recoverable amount. Under US GAAP, the Group applies a two-step impairment method: (a) the carrying amount of the asset (or asset group) is compared to the undiscounted cash flows expected to result from the use and eventual disposal of the asset; (b) if (a) indicates an impairment this is measured by comparing the carrying amount of the asset (or asset group) to it’s fair value.

Joint Venture

Prior to its disposal in 2006, one of the components of the goodwill in the joint venture, under IFRS, was the difference between the fair value of consideration given and the book value of net assets acquired in the joint venture by the Group. Under US GAAP, this gain was not recognised on formation of the joint venture but has been recognised in the current year as part of the profit on disposal.

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Under IFRS, goodwill arising on the formation of the joint venture was not amortised but was subject to annual impairment review. Under US GAAP, this goodwill was amortised until December 2001. Under US GAAP, in previous years impairment of the investment in the joint venture was assessed in accordance with Accounting Principles Board Opinion No. 18.

On 1 October 2005 the Group ceased to equity account for its interest in the joint venture, under IFRS, following the announcement of the intention to sell this interest. It has also classified all results relating to this interest in the income statement as discontinued. Under US GAAP, the interest does not qualify as being discontinued and the Group continued to equity account until disposal of the interest in February 2006, with the Group’s share of the joint venture’s trading profit reported in earnings in equity.

The profit on disposal under US GAAP differs from that calculated in accordance with IFRS for the above factors. Additionally, as the currency translation differences were set to nil at 1 January 2003 under IFRS, the amount of translation differences recycled through profit on disposal in accordance with US GAAP is different from that under IFRS.

Furthermore since the disposal is treated as part of continuing operations for US GAAP, the profit is shown before tax with the related tax on the disposal shown in the income tax line. Under IFRS the disposal is classified as a discontinued operation and shown net of related tax.

Retirement Benefits

Under IFRS, deficits on defined benefit plans are recognised on the balance sheet with actuarial gains and losses included directly in the statement of recognised income and expense. Under US GAAP, actuarial gains and losses that exceed 10% of the greater of the obligation and assets are amortised over the average remaining service period of employees on a straight line basis. In addition, following the adoption of FAS 158 from 31 December 2006, the deficit on defined benefit plans is recognised on the balance sheet with changes in the funded status being recognised through other comprehensive income. Prior periods have not been restated for FAS 158 and are accounted for under FAS 87. As such, where the value of plan assets was below the value of liabilities valued on an accumulated benefit obligation basis, a minimum pension liability was recognised through other comprehensive income.

Taxation

IFRS and US GAAP both provide deferred taxation on a full provision basis. However, there are certain specific differences in the methodology used by IAS 12 and FAS 109. These comprise deferred tax arising as a result of the elimination of intra-group transactions and deferred tax on share based payments. In addition, where appropriate, deferred tax has been provided on other accounting differences identified between IFRS and US GAAP.

Derivative Instruments and Hedging Activities

Under the transitional provisions of IFRS 1, comparative information for periods up until 31 December 2004 for financial instruments was not restated for IFRS but retained its presentation as reported under previous UK GAAP. Reference to UK GAAP in the following policies refers to the accounting presentation for the 2004 comparator year only.

Under IFRS, on adoption of IAS 39 on 1 January 2005 derivative financial instruments were recorded at fair value with the gain or loss taken directly to equity and later recognised in the income statement in the same period that the hedged item affected income. Under US GAAP, the derivative financial instruments were already at fair value with the gain/loss having gone through the income statement in prior years.

Gains and losses taken directly to equity under IFRS on adoption of IAS 39 were recognised in the income statement in 2005. Under US GAAP, these gains and losses were taken through the income statement in prior years which results in a GAAP difference in the 2005 income statement in respect of these amounts.

No further differences arose on the accounting for derivative financial instruments during 2005 or 2006 on remeasurement to fair value at the balance sheet date.

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Under UK GAAP, derivative instruments in respect of anticipated future foreign currency transactions, interest rate risks and intragroup equity investments were accounted for as hedges. Differences to US GAAP arose, in 2004, as US GAAP requires all derivative instruments (including those embedded in other contracts) to be recognised as either assets or liabilities in the consolidated balance sheet at their fair values. US GAAP prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. Changes in the fair value of derivatives that are designated and qualify as part of a hedge transaction would be recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. Changes in the fair value of derivatives that do not qualify for hedge accounting would be recognised each period in profit for the financial year.

Forward Foreign Exchange Contracts

In 2004 forward foreign exchange contracts in respect of anticipated future foreign currency transactions were treated as hedges under UK GAAP and not marked to market. Gains and losses thereon were recognised only when the exposure that was being hedged was itself recognised. Under US GAAP, such contracts were valued using the forward rates at the balance sheet date and the gains and losses which did not qualify as hedges included in profit for the financial year. On maturity of the contract the gain/loss not recognised to date was recognised in profit for the financial year.

Interest Rate Swaps

In 2004 interest rate swaps used to fix interest rates on the Group’s major exposures were treated as hedges under UK GAAP and not marked to market. Gains and losses thereon were recognised only when the exposure that was being hedged was itself recognised. Under US GAAP, these swaps were not treated as hedges, as the requirements to qualify were not met and gains and losses on valuing such contracts at the balance sheet date were included in profit for the financial year.

Currency Swaps

In previous years, currency swaps were used to hedge intra Group equity investments and under UK GAAP realised and unrealised gains/losses were not recognised in profit for the year but were recorded as movements in equity. In 2004, due to the more prescriptive documentary requirements under US GAAP compared to UK GAAP these swaps did not qualify to be treated as hedges and the gains and losses recorded as movements in equity under UK GAAP were included in the profit for the financial year under US GAAP.

Acquired In-Process Research and Development

Under IFRS, acquired in-process research and development is capitalised as an intangible asset during the development phase. Once the associated output is available for use the intangible asset is amortised over its useful economic life. Under US GAAP, acquired in-process research and development is charged to the income statement (in the selling, general, administrative and research and development expenses line) on the date of acquisition.

Capitalised Interest

Under IFRS, the Group does not capitalise interest incurred in financing fixed asset additions. Under US GAAP, interest incurred as part of the cost of constructing fixed assets under long-term projects is capitalised and amortised over the life of the asset.

Stock Based Compensation

On 1 January 2006, the Group adopted FAS 123(R) — Share Based Payment, under the modified prospective method, for US reporting requirements. As such no restatement of prior periods is necessary. Since the Group already accounted for stock based compensation schemes under the fair value provisions of IFRS 2 and FAS 123, this adoption did not have a material impact. The UK Approved and Unapproved plans have, however an inflation-related vesting condition, which, under FAS 123(R), requires awards not vested at the date of transition, and new awards made subsequent to this date, to be recognised as liabilities based on their fair value at each reporting date until vesting has taken place, at which point the liability is transferred to reserves.

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

The revaluation of the UK Approved and Unapproved awards has had no impact on income, cashflow or earnings per share. Prior to the adoption of FAS 123(R), the LTIP was valued on an intrinsic value basis for US reporting. Since all charges were materially recognised by 31 December 2005 for the LTIP adoption of FAS 123(R) had no impact on the income statement.

Factoring of debts

Under IFRS, trade debtors excludes those covered by any non-recourse factoring agreements as substantially all the risks and rewards of ownership have been transferred to the factor. Under US GAAP, the factored debts are included within trade debtors and the liability included in borrowings.

Provisions

Under IFRS, provisions are made for restructuring and rationalisation expenses expected to be incurred once management is committed to a detailed formal plan and has raised a valid expectation in those affected that it will carry out the plan. Under US GAAP, costs associated with exit or disposal activities are provided when incurred (except for one-time termination benefits that are recognised over the remaining future service period).

Under IFRS, where an operating lease is considered onerous, a provision for the present value of net future lease obligations is made at that point. Under US GAAP, a liability for such a lease is only provided when the entity ceases using the right conveyed by the lease.

Staff Costs

Under IFRS, an accrual for employer’s liability for payroll taxes is made at the date when share options are granted. This is adjusted annually for movements in the value of the options. Under US GAAP, an employer’s liability for payroll taxes is recognised only on the exercise of the share options.

Cumulative Translation Reserve

Under IFRS the cumulative translation reserve was set to nil at 1 January 2003 (i.e. the transition date to IFRS) and all subsequent movements charged to the cumulative translation reserve included in “Other Reserves” in equity. Under US GAAP, the cumulative translation reserve (named “Currency translation differences”) was translated from Sterling to US Dollars at 1 January 2002 (i.e. the start of the first year presented in the five year summary) and all subsequent movements charged to the currency translation differences reserve included in equity. As a consequence of the different amounts in the cumulative translation reserve prior to 1 January 2003 different amounts may be recycled from equity into income on disposal of a foreign operation.

Earnings Per Ordinary Share

Adjusted basic earnings per Ordinary Share and adjusted diluted earnings per Ordinary Share (as described in Note 11) are permitted measures under IFRS. Under US GAAP, these would not be permissible.

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Effect of Differences

The effect of the adjustments to attributable profit for the year and to equity that would be required if US GAAP were to be applied instead of IFRS is summarised as follows. The condensed consolidated income statement presented below reflects the adjustments to attributable profit for the year.

	2006	Restated (ii) 2005	Restated (ii) 2004
	($ million)
Profit for the Financial Year
Attributable profit for the year as reported under IFRS	745	333	245
Adjustments:
Amortisation of intangible assets	(14)	(16)	(16)
Impairment of intangible assets (see page 139)	–	(43)	–
Acquired in-process research and development	(24)	–	(7)
Equity in earnings of associated companies	4	–	–
Net profit on the disposal of the joint venture	29	–	–
Reversal of contingent consideration discounting	2	–	–
Pension expense	(11)	(19)	(16)
Stock based compensation	1	(2)	(4)
Staff costs	–	1	2
Unrecognised forward foreign exchange gains/(losses)	–	13	(2)
Unrecognised (losses)/gains on interest rate swaps	–	(4)	15
Reclassification of gains on net investment hedging	–	–	33
Restructuring and rationalisation expenses	(29)	30	–
Current taxation — on adjustments	–	–	(2)
Deferred taxation — on adjustments	15	(9)	(2)
Deferred taxation — methodology	(9)	24	11

Profit for the financial year as adjusted to accord with US GAAP	709	308	257

Condensed Consolidated Income Statement
Net revenue	2,779	2,552	2,301
Cost of goods sold	(798)	(711)	(666)
Selling, general, administrative and research and development expenses	(1,522)	(1,455)	(1,355)
Profit on disposal of associated companies	380	–	–
Equity in earnings of associated companies (net of tax)	4	31	28
Interest and finance income net	16	2	19

Income before income tax expense	859	419	327
Income tax expense	(150)	(111)	(70)

Net Income from continuing operations	709	308	257

Net Income	709	308	257

(i)	Capitalised interest in 2006, 2005 and 2004 was nil.

(ii)	As restated — see pages 144 - 145.

	2006		Restated (ii) 2005		Restated (ii) 2004
	(cents)
Basic earnings as adjusted for US GAAP — Per Ordinary Share (i)	75.3	¢	32.8	¢	27.5	¢
Diluted earnings as adjusted for US GAAP — Per Ordinary Share (i)	75.1	¢	32.7	¢	27.3	¢
Basic earnings as adjusted for US GAAP — Per ADS (i)	377	¢	164	¢	138	¢
Diluted earnings as adjusted for US GAAP — Per ADS (i)	376	¢	164	¢	137	¢

(i)	All the above earnings are derived from continuing operations.

(ii)	As restated — see pages 144 - 145.

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Comprehensive Income

The consolidated statement of comprehensive income under US GAAP is as follows:

	2006	Restated (i) 2005	Restated (i) 2004
	($ million)
Net income	709	308	257

Other comprehensive income:
Unfunded accumulated benefit obligation and additional minimum pension liability	53	–	6
Tax on unfunded accumulated benefit obligation and additional minimum pension liability	(18)	–	(2)
(Losses)/gains on cash flow hedges	(4)	6	–
Tax on cash flow hedges	1	(1)	–

Other comprehensive income (net of related tax of nil):
Translation adjustment arising on consolidation (net of hedges)	64	(132)	56
Cumulative translation adjustment on disposal of the joint venture	(21)	–	–

Other Comprehensive income	75	(127)	60

Comprehensive income	784	181	317

(i)	As restated — see pages 144 - 145.

Movements in other comprehensive income amounts (net of related tax) are as follows:

	Gains/ (losses) on Cash Flow Hedges	Pension Plans	Currency translation differences	Total
	($ million)
At 1 January 2004	–	(76)	(8)	(84)
Movement in the year	–	4	56	60

At 31 December 2004	–	(72)	48	(24)
Movement in the year	5	–	(132)	(127)

At 31 December 2005	5	(72)	(84)	(151)
Cumulative translation adjustment on disposal of the joint venture	–	–	(21)	(21)
Movement in the year	(3)	35	64	96
Adoption of FAS 158	–	(80)	–	(80)

At 31 December 2006	2	(117)	(41)	(156)

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Equity

	2006	Restated (i) 2005
	($ million)
Equity as reported in the Group balance sheet under IFRS	2,174	1,435
Adjustments:
Goodwill	25	24
Other intangible fixed assets
Cost	178	343
Amortisation and impairment	(130)	(257)

	48	86
Investment in joint venture
Cost	–	(66)
Amortisation	–	(2)

	–	(68)
Fixed assets (cost)	2	2
Trade and other receivables: non-returnable proceeds received from debt factor	34	31
Retirement benefit obligation	–	107
Trade and other payables: acquisition consideration	11	20
Trade and other payables: staff costs	3	3
Trade and other payables: stock based compensation	(4)	–
Other payables due after one year: acquisition consideration	1	10
Bank overdrafts and loans due within one year: non-returnable proceeds received from debt factor	(34)	(31)
Provisions — due within one year	1	14
Provisions — due after one year	–	16
Deferred taxation — on adjustments	(1)	(45)
Deferred taxation — on methodology	(33)	(7)

Equity as adjusted to accord with US GAAP	2,227	1,597

(i)	As restated — see pages 144 - 145.

Reconciliation of Changes in Equity Under US GAAP

	2006	2005	2004
	($ million)
Net income	709	308	257
Dividends paid	(96)	(91)	(84)
Currency translation	43	(132)	56
Issue of shares	16	19	14
Stock based compensation recognised in the income statement	13	15	15
Taxation on stock based compensation	(3)	–	2
(Losses)/gains on cash flow hedges	(3)	5	–
Cost of shares purchased	–	–	(6)
Unfunded accumulated benefit obligation and additional minimum pension liability	35	–	4

Net addition to equity	714	124	258
Opening equity	1,597	1,473	1,237
Prior year restatement (see pages 144 - 145)	–	–	(22)
Adoption of FAS 123 (R) on 1 January 2006	(4)	–	–
Adoption of FAS 158 on 31 December 2006	(80)	–	–

Closing equity	2,227	1,597	1,473

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Additional Information in Respect of Earnings Per Share

The following table sets out the computation of basic and diluted earnings per Ordinary Share from continuing operations under US GAAP:

	2006	2005	2004
	($ million)
Numerator:
Net income	709	308	257

Numerator for basic and diluted earnings per Ordinary Share	709	308	257

	2006	2005	2004
	(Shares million)
Denominator:
Denominator for basic earnings per Ordinary Share	941	938	935
Effect of dilutive securities: share option schemes	3	4	7

Denominator for diluted earnings per Ordinary Share	944	942	942

Basic earnings per Ordinary Share from continuing operations	75.3¢	32.8¢	27.5¢
Diluted earnings per Ordinary Share from continuing operations	75.1¢	32.7¢	27.3¢

Additional Information in Respect of Impairment

Intangible assets separately identified under US GAAP, consisting of intellectual property for bi-polar radio frequency technology which arose when the endoscopy business acquired ORATEC Interventions, Inc. in 2002, were impaired by $43 million in 2005 as a result of revised sales and profit forecasts arising from the settlement of the Group’s patent dispute with ArthroCare Corp in September 2005. The impairment reduced the intangible assets to fair value, which was calculated by discounting projected cash flows over the remaining useful life of the intellectual property using the Group’s weighted average cost of capital. The impairment loss was included within selling, general, administrative and research and development expenses in the condensed consolidated income statement.

Additional Information in Respect of Deferred Taxation

The analysis of the deferred taxation (liability)/asset required by US GAAP is summarised as follows:

	2006	2005
	($ million)
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	(89)	(77)
Other temporary differences	(62)	(62)

	(151)	(139)
Deferred taxation assets:
Taxation effect of losses carried forward	7	3
Other temporary differences	185	184

	192	187

	41	48

Of which:
Current	38	21
Non-current	3	27

	41	48

The losses carried forward of $20m expire between 2021 and 2023.

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Adoption of SFAS No. 158 — Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans (FAS 158)

In September 2006, the FASB issued FAS 158. As required, the effective date for the Group’s adoption of FAS 158 is 31 December 2006. The following table provides a breakdown of the incremental effect of applying FAS 158 on individual line items in the Group’s Balance Sheet as at 31 December 2006:

	Before Application of FAS 158	Incremental effect of applying FAS 158	After application of FAS 158
	($ million)
Retirement benefit obligation	(30)	(124)	(154)
Deferred taxation	10	44	54

Total liability in Balance Sheet	(20)	(80)	(100)

Accumulated other comprehensive income (before taxation)	(54)	(124)	(178)
Taxation effect	17	44	61

Total equity	(37)	(80)	(117)

Additional Information in Respect of the Group’s Two Principal Defined Benefit Pension Plans

The two principal defined benefit pension plans are those in the UK and the US. The pension cost for these plans computed in accordance with the requirements of US GAAP comprises:

	2006	2005	2004
	($ million)
Service cost	25	25	22
Interest cost	44	42	41
Expected return on plan assets	(51)	(40)	(37)
Amortisation of prior service cost	–	–	2
Amortisation of net actuarial loss	12	12	13

Net periodic pension cost	30	39	41

The major assumptions used in computing the pension cost under US GAAP for the two principal plans are:

	2006	2005	2004
	(%)
UK:
Expected long-term rate of return on plan assets for net benefit costs	6.4	6.8	7.1
Discount rate for net benefit costs	4.8	5.3	5.4
Discount rate for year end benefit obligations	5.1	4.8	5.3
Expected long-term rate of earnings increases for net benefit costs	4.8	4.9	4.8
Expected long-term rate of earnings increases for year end benefit obligations	4.9	4.8	4.9
US:
Expected long-term rate of return on plan assets for net benefit costs	8.8	8.8	8.8
Discount rate for net benefit costs	5.5	5.8	6.0
Discount rate for year end benefit obligations	5.8	5.5	5.8
Expected long-term rate of earnings increases for net benefit costs	5.0	5.0	5.0
Expected long term rate of earnings increases for year end benefit obligations	5.0	5.0	5.0

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

The assumption for the expected long-term rate of return on assets is based on separate long-term assumptions for each of the major asset classes weighted by the asset allocation. The long-term assumptions for bonds are based on long-term market yields at the accounting date. The long-term rate of return on equities is the Group’s best estimate of future returns with consideration having been given to long-term historic real returns achieved on equities.

The following tables set out the funded status and amounts that would be recognised under US GAAP in the balance sheet at 31 December 2006 and 2005 for the Group’s two principal plans:

	2006	2006
	UK Plan	US Plan
	($ million)
Fair value of plan assets	617	238
Projected benefit obligation	(661)	(295)

	(44)	(57)

	2005	2005
	UK Plan	US Plan
	($ million)
Fair value of plan assets	488	196
Projected benefit obligation	(563)	(285)

Projected benefit obligation in excess of plan assets	(75)	(89)
Unrecognised net loss	111	101

	36	12
Deficit on accumulated benefit obligation basis	(80)	(33)

Accrued pension cost	(44)	(21)

The following table sets out the accumulated benefit obligation and fair value of assets for the Group’s two principal plans:

	2006		2005
	UK Plan	US Plan	UK Plan	US Plan
	($ million)
Accumulated benefit obligation	(624)	(230)	(532)	(217)
Fair value of assets	617	238	488	196

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

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

A reconciliation of the projected benefit obligation and the fair value of plan assets is shown in the following tables:

	2006		2005
	UK Plan	US Plan	UK Plan	US Plan
	($ million)
Projected benefit obligation at 1 January	563	285	552	253
Service cost	14	11	13	12
Interest cost	29	15	27	15
Plan participant contributions	2	–	5	–
Actuarial loss/(gain)	1	(9)	49	11
Benefits and expenses paid	(25)	(7)	(22)	(6)
Curtailments and settlements	(2)	–	–	–
Exchange adjustment	79	–	(61)	–

Projected benefit obligation at 31 December	661	295	563	285

Fair value of plan assets at 1 January	488	196	407	138
Actual return on assets	54	30	70	13
Company contributions	30	19	76	51
Plan participant contributions	2	–	5	–
Benefits and expenses paid	(25)	(7)	(22)	(6)
Curtailments and settlements	(2)	–	–	–
Exchange adjustment	70	–	(48)	–

Fair value of plan assets at 31 December	617	238	488	196

The following table sets out the benefit payments used in the calculation of the expected benefit obligation:

	United Kingdom	United States
	$ million
Actual Payments
2005	22	6
2006	27	7

Expected Future Payments
2007	28	7
2008	28	7
2009	29	8
2010	30	8
2011	31	9
2012 — 2016	176	64

The employer’s best estimate of contributions (which are not contractual obligations) expected to be paid in 2007 are: 12.5% of pensionable earnings plus supplementary payments of $12m to the UK plan and $11m to the US plan.

In 2007, an estimated net loss of $7m for the UK and US defined benefit pension plans will be amortised from accumulated other comprehensive income to net pension benefit cost. No such adjustment will be required for other post retirement plans.

The net pre-taxation loss recognised in accumulated other comprehensive income at 31 December 2006 for the UK plan was $100m and $74m for the US plan.

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Additional information in respect of the Group’s healthcare benefits after retirement in the UK and the US

The movement in the accumulated retirement benefit obligation under the Group’s retirement healthcare schemes is as follows:

	2006		2005
	UK	US	UK	US
	($ million)
At 1 January	7	16	7	14
Interest cost	–	1	–	1
Benefits paid	–	(1)	–	(1)
Actuarial loss	–	2	–	2
Exchange adjustment	1	–	–	–

At 31 December	8	18	7	16

	2005	2005
	UK Plan	US Plan
	($ million)
Accumulated benefit obligation	7	16
Unrecognised net loss	–	(6)

Accrued healthcare cost	7	10

The pre-taxation net loss recognised in accumulated other comprehensive income at 31 December 2006 for the UK plan was nil and $7m for the US plan.

The Medicare Prescription Drug, Improvement and Modernisation Act of 2003 was signed into law in December 2003 and established a prescription drug benefit, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare’s prescription drug coverage. The Group’s US healthcare plan is regarded as actuarially equivalent to Medicare’s prescription drug coverage, however no subsidy has been applied for in 2006 or prior financial years.

Additional Information Regarding Investment in Joint Venture

	2006	2005
	($ million)
Investment in joint venture at 1 January	150	157
Retained profit for the year (i)	4	6
Disposal	(158)	–
Exchange adjustment	4	(13)

Investment in joint venture at 31 December	–	150

(i)	Includes revenue for the year of $49m (2005 — $316m).

The investment in joint venture in 2005 was represented by:

($ million)
Assets:
Long-term	74
Current	129

203
Liabilities:
Long-term	(6)
Current	(101)

(107)

Net assets	96
Goodwill	54

150

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

Additional Information Regarding Goodwill

Goodwill by business segment is as follows:

	2006	2005
	($ million)
Reconstruction	149	131
Trauma and Clinical Therapies	38	32
Endoscopy	254	222
Advanced Wound Management	224	221

	665	606

(i)	Acquisitions in 2006 added $53m (2005 — $12m). This can be allocated as follows: 2006 — $30m Endoscopy, $20m Reconstruction and $3m Advanced Wound Management (2005 — $5m Reconstruction, $2m Trauma and Clinical Therapies and $5m Advanced Wound Management).

Additional Information Regarding Intangible Assets

	2006	2005
	($ million)
Cost at 31 December	487	525
Accumulated depreciation and impairment at 31 December	(248)	(348)

Net book value at 31 December	239	177

(i)	Amortisation of intangible assets in 2006 was $38m (2005 — $36m, 2004 — $35m).

(ii)	The estimated amortisation of intangible assets as at 31 December 2006 for the next five years under US GAAP is as follows: 2007 — $36m, 2008 — $30m, 2009 — $26m, 2010 — $21m and 2011 — $19m.

Additional Information Regarding Provisions for Bad and Doubtful Debts

	Balance at beginning of year	Additions charged to costs and expenses	Exchange differences	Deductions (i)	Balance at end of year
	($ million)
Year ended 31 December 2006	93	48	–	(13)	128
Year ended 31 December 2005	38	65	1	(11)	93
Year ended 31 December 2004	13	34	1	(10)	38

(i)	Represents the excess of amounts written off over recoveries.

Prior Year Restatement

As described in Note 25 of the Notes to the Group Accounts, the prior year comparatives prepared in accordance with IFRS have been restated. The prior year comparatives prepared in accordance with US GAAP are also restated:

a)	To correct the method of calculating the elimination of intra-group profit carried in inventory, the effect of which is to reduce the amount of overhead expense included in inventory valuation. This correction has a consequential deferred taxation effect.

The correction to the prior year comparatives prepared in accordance with US GAAP is the same as that under IFRS. The impact of deferred tax on the adjustment is, however, different from that calculated in accordance with IFRS due to methodology differences in the calculation.

Group Accounts

40.	Differences Between IFRS and Accounting Principles Generally Accepted in the US — (continued)

b)	To correct the classification of certain indirect production overhead expenses from Administration expenses to Cost of goods sold. There is no effect on inventory or trading profit.

This reclassification in the prior year comparatives prepared in accordance with US GAAP is the same as that under IFRS.

Under IFRS, an additional restatement for a change in accounting policy for the recognition of the death-in-service benefits liability in the UK pension plan was made which also had a consequential deferred taxation effect. This adjustment was previously a reconciling item in the IFRS/US GAAP reconciliation. The US GAAP accounting policy is unchanged, thus, no restatement has been made to the prior year comparatives prepared in accordance with US GAAP.

The effects of the above restatements on the Consolidated Income Statement, Comprehensive Income, Earnings per share and Group Balance Sheet are as follows:

	Consolidated Income Statement			Comprehensive Income	Earnings per share
	Income before income tax expense	Income tax expense	Net income from continuing operations	Translation adjustment arising on consolidation	Basic		Diluted
	($ million)				(cent per ordinary share)
2005
As previously reported	428	(114)	314	(137)	33.5¢		33.3¢
Correction of elimination of intragroup profit	(9)	3	(6)	5	(0.7¢	)	(0.6¢ )

As restated	419	(111)	308	(132)	32.8¢		32.7¢

2004
As previously reported	335	(75)	260	59	27.8¢		27.6¢
Correction of elimination of intragroup profit	(8)	5	(3)	(3)	(0.3¢	)	(0.3¢ )

As restated	327	(70)	257	56	27.5¢		27.3¢

(i)     The effect of the reclassification of indirect production overheads resulted in the following: cost of goods sold increased by $37m in 2005 (2004 — $39m) and selling, general, administrative and research and development expenses decreased by $37m in 2005 (2004 — $39m).

				Group Balance Sheet
				Inventories	Deferred tax assets		Total equity
				($ million)
31 December 2005
As previously reported				610	163		1,626
Correction of elimination of intragroup profit				(53)	24		(29)

As restated				557	187		1,597

31 December 2004
As previously reported				547	205		1,501
Correction of elimination of intragroup profit				(49)	21		(28)

As restated				498	226		1,473

1 January 2004
As previously reported							1,237
Correction of elimination of intragroup profit							(22)

As restated							1,215

[THIS PAGE INTENTIONALLY LEFT BLANK]

Parent Company Accounts

PARENT COMPANY AUDITORS’ REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Parent company accounts of Smith & Nephew plc for the year ended 31 December 2006 which comprise the balance sheet and the related Notes A to M. These Parent company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the Group accounts of Smith & Nephew plc for the year ended 31 December 2006.

This report is made solely to the company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the Annual Report, the Remuneration Report and the Parent company accounts in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Director’s Responsibilities for the Accounts.

Our responsibility is to audit the Parent company accounts and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Parent company accounts give a true and fair view, the Parent company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the Directors’ Report is consistent with the accounts.

We also report to you if, in our opinion the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Parent company accounts. The other information comprises only the “Financial Summary”, the “Description of the Group”, the “Operating and Financial Review, Liquidity and Prospects”, the “Corporate Governance Statement” and the unaudited part of the “Remuneration Report”. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent company accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent company accounts and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Parent company accounts, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

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

Opinion

In our opinion:

•	the Parent company accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2006;

•	the Parent company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the report of the directors is consistent with the Parent company accounts.

Ernst & Young LLP

Registered auditor

London, England

20 March 2007

Parent Company Accounts

PARENT COMPANY BALANCE SHEET

	At 31 December
	2006	2005
	($ million)
Fixed assets:
Tangible assets — (Note C)	–	11
Investments — (Note D)	605	580

	605	591

Current assets:
Debtors — (Note E)	1,299	1,408
Cash and bank — (Note F)	233	27

	1,532	1,435

Creditors: amounts falling due within one year:
Borrowings — (Note F)	(30)	(123)
Other creditors — (Note H)	(499)	(169)

	(529)	(292)

Net current assets	1,003	1,143

Total assets less current liabilities	1,608	1,734
Creditors: amounts falling due after more than one year:
Borrowings — (Note F)	–	(194)

	1,608	1,540

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note 24)	189	203
Share premium account — (Note K)	329	299
Exchange reserve — (Note K)	(52)	(93)
Profit and loss account — (Note K)	1,143	1,135
Own shares — (Note K)	(1)	(4)

Shareholders’ funds	1,608	1,540

Approved by the Board on 20 March 2007.

John Buchanan Chairman Christopher O’Donnell Chief Executive Adrian Hennah Chief Financial Officer

NOTES TO THE PARENT COMPANY ACCOUNTS

A.	General Information

Sale of Assets and Business

The Company entered into an agreement with Smith & Nephew UK Limited, a subsidiary company, to sell the net trading assets and business, excluding intellectual property, of Smith & Nephew plc at net book value with effect from 1 January 2006. Assets with a fair value of £35m were settled by the transfer of liabilities with a fair value of £22m and an intercompany loan of £13m.

Presentation of Financial Information

The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. Financial information for prior periods has been restated from Sterling into US Dollars in accordance with FRS 23. As a result the presentational currency of the Company (i.e. US Dollars) in the restated 2005 accounts is different from the functional currency of the Company.

Share capital and share premium in comparative periods was translated at the rate of exchange on the date of redenomination.

B.	Accounting Policies

The separate accounts of the parent company are presented as required by the Companies Act 1985. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards.

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

Financial Instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at

Parent Company Accounts

B.	Accounting Policies — (continued)

exchange rates and interest rates applicable at subsequent balance sheet dates. Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

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

Share based payments

The Company operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

Retirement Benefits

All employees of the Company were transferred to another UK group company during 2005 and the company therefore ceased to be a participant in any of the Group’s pension plans. The assets and liabilities of the pension plans were transferred accordingly.

C.	Tangible Fixed Assets

($ million)
Cost:
At 1 January 2006	31
Disposals	(31)

At 31 December 2006	–

Depreciation:
At 1 January 2006	20
Disposals	(20)

At 31 December 2006	–

Net book amount at 31 December 2006	–

Net book amount at 31 December 2005	11

Tangible fixed assets comprised plant and equipment.

D.	Investments

($ million)
At 1 January 2006	580
Exchange adjustment	16
Additions	491
Dividends received from pre-acquisition reserves	(482)

At 31 December 2006	605

Investments represent holdings in subsidiary undertakings.

D.	Investments — (continued)

The information provided below is given for the principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House.

Company Name	Activity	Country of operation and incorporation
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew USD Limited	Holding Company	England & Wales
Primavera Luxembourg International SA	Holding Company	Luxembourg

E.	Debtors

	2006	2005
	($ million)
Amounts falling due within one year:
Trade and other debtors	–	15
Amounts owed by subsidiary undertakings	1,296	1,315
Amounts owed by joint venture	–	2
Prepayments and accrued income	1	19
Current taxation	–	45
Debit balances on derivatives	–	10

	1,297	1,406
Amounts falling due after more than one year:
Deferred taxation	2	2

	1,299	1,408

F.	Cash and Borrowings

	2006	2005
	($ million)
Bank loans and overdrafts:
Due within one year or on demand	13	37
Due after one year (after three and within four years)	–	194
Loan Notes (due within one year)	17	86

Borrowings	30	317
Cash and bank	(233)	(27)
Debit balances on derivatives	–	(10)
Credit balances on derivatives	2	29

(Net cash)/net debt	(201)	309

The Loan Notes are denominated in Sterling, pay interest quarterly at floating rates and are repayable in full in 2007.

The Board has established a set of policies to manage funding and currency risks. The Company uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing. The Company’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements.

Bank loans and overdrafts are drawings under uncommitted facilities of $307m (2005 — uncommitted and committed facilities of $221m and $600m respectively). The Company has undrawn committed facilities of £600m, which expire after two but within five years (2005 — undrawn committed facilities: $405m which expired after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which is the same as fair value.

All currency swaps are stated at fair value. Gross US Dollar equivalents of $249m (2005 — $910m) receivable and $251m (2005 — $929m) payable have been netted. $2m is reported as credit balances on

Parent Company Accounts

F.	Cash and Borrowings — (continued)

currency swaps and there were no debit balances on currency swaps (2005 — $29m as credit balances on currency swaps and $10m as debit balances on currency swaps the net of which is a credit balance of $19m). Currency swaps comprise floating interest rate contracts and forward foreign exchange contracts and were used in 2006 to hedge intragroup loans. In the prior year the Company additionally used currency swaps to hedge its net investments in non-Sterling subsidiaries.

All of the Group’s currency swaps are held by the Company and therefore the maturity of currency swaps set out in Note 19 of the Notes to the Group Accounts is that of the Company.

G.	Financial Instruments

Foreign Exchange Exposures

The Company’s policy is to protect equity by matching foreign currency assets with foreign currency liabilities wherever practicable. The Company has foreign currency intragroup loans with several subsidiaries and hedges the foreign exchange exposure on these by either borrowings or currency swaps.

Interest Rate Exposures

The Company is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Company had not fixed future interest rates at 31 December 2006.

Credit Risk Exposures

The Company limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum “A” rating from the major ratings agencies. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Company does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk.

The maximum credit risk exposure on derivatives at 31 December 2006 was less than $1m being the gross debit fair value on forward foreign exchange contracts.

Currency and Interest Rate Profile of Interest Bearing Liabilities and Assets

There were no market risk sensitive instruments at 31 December 2006 or 31 December 2005. Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

	Gross borrowings	Currency swaps	Total liabilities
	($ million)
At 31 December 2006:
US Dollar	5	–	5
Sterling	19	99	118
Euro	6	88	94
Other	–	64	64

Total interest bearing liabilities	30	251	281

At 31 December 2005:
US Dollar	103	780	883
Sterling	210	–	210
Euro	4	91	95
Other	–	58	58

Total interest bearing liabilities	317	929	1,246

All liabilities are at floating rates. Floating rates on liabilities are typically based on the three-month LIBOR interest rate relevant to the currency concerned. There were no fixed rate liabilities at 31 December 2006 or 31 December 2005.

G.	Financial Instruments — (continued)

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank	Currency swaps	Total assets
	($ million)
At 31 December 2006:
US Dollars	214	249	463
Sterling	19	–	19

Total interest bearing assets	233	249	482

At 31 December 2005:
Sterling	27	910	937

Total interest bearing assets	27	910	937

All assets are at floating rates. Floating rates on assets are typically based on the three-month LIBOR interest rate relevant to the currency concerned. There were no fixed rate assets at 31 December 2006 or 31 December 2005.

Fair Value of Financial Assets and Liabilities

The fair and book values of the Company’s derivative financial instruments held to manage currency risk were:

	2006	2005
	($ million)
Net currency swap liabilities	(2)	(19)
Net debit value of contingent forward foreign exchange contracts	–	2

For cash and cash equivalents, short-term loans, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

For currency derivatives fair value represents the estimated amount the Company would pay or receive if the transaction was terminated. These are calculated using standard market calculation conventions with reference to the relevant published closing interest rates and spot and forward exchange rates taken from an active market.

H.	Other Creditors

	2006	2005
	($ million)
Amounts falling due within one year:
Trade creditors	–	5
Amounts owed to subsidiary undertakings	488	95
Accruals and deferred income	3	23
Current taxation	6	–
Acquisition consideration	–	17
Credit balances on derivatives	2	29

	499	169

Parent Company Accounts

I.	Deferred Taxation

The asset for deferred taxation is made up as follows:

	2006	2005
	($ million)
Other fixed asset timing differences:	–	(2)
Other timing differences	2	4

Net deferred taxation asset (Note E)	2	2

J.	Retirement Benefit Obligation

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Ltd. The principal assumptions used by the independent qualified actuaries in valuing the UK plans at 31 December 2004 for FRS 17 purposes were:

2004
(% per annum)
Increase in pensionable earnings	4.9
Increase in pensions	2.7
Inflation	2.9
Discount rate	5.3

In January 2006 the Company provided guarantees to the Trustees of the pension plans to support future amounts due from participating employers (see Note 33 of the Notes to the Group Accounts).

The assets and liabilities in the plans and the expected rates of return on investments were:

	31 December 2004
	Rate of Return	Value
	(%)	($ million)
Equities	7.5	27
Bonds	4.5	7
Property	6.0	2

Market value of assets		36
Present value of liabilities		(48)

Deficit		(12)
Related deferred tax asset		4

Net retirement benefit obligation		(8)

The following table reconciles the movement in the plans’ deficit:

2005
($ million)
Deficit in the plan at 1 January:	(12)
Movement in the year:
Exchange adjustment	1
Current service cost (employees and employers)	(2)
Contributions paid (including by employees)	13

Deficit in the plan at 31 December	–

K.	Reserves

	Share capital	Share premium	Own shares	Exchange reserve	Profit and loss account	Total share- holders funds
	($ million)
At 1 January 2006	203	299	(4)	(93)	1,135	1,540
Exchange adjustment	–	–	–	41	–	41
Cancellation of 12 2/9p shares on share redenomination	(203)	(299)	–	–	–	(502)
Issue of shares on share redenomination	188	314	–	–	–	502
Attributable profit for the year	–	–	–	–	93	93
Equity dividends paid in the year	–	–	–	–	(96)	(96)
Equity instruments granted	–	–	–	–	14	14
Cost of shares transferred to beneficiaries	–	–	3	–	(3)	–
New shares issued on exercise of share options	1	15	–	–	–	16

At 31 December 2006	189	329	(1)	(52)	1,143	1,608

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $93m (2005 – $827m).

Certain fees for audit and non-audit services provided by Ernst & Young LLP to the Company have been borne by a fellow Group company. The fees for the consolidated Group are disclosed in Note 36 of the Notes to the Group Accounts.

L.	Contingent Liability

	2006	2005
	($ million)
Guarantees in respect of subsidiary undertakings	22	15

The Company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

M.	Financial Commitments

The Company was committed to making the following payments in respect of operating leases in the ensuing year:

	Land and buildings
	2006	2005
	($ million)
Operating leases which expire after five years	–	2

Investor Information

INVESTOR INFORMATION

This section discusses shareholder return (the return to shareholders in the form of dividends and share price movements) and provides other information for shareholders. A graph showing total shareholder return is in the Remuneration Report on page 72.

SHAREHOLDER RETURN

Dividend History

Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the “Selected Financial Data”, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004 the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy from that of increasing dividends in line with inflation to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company’s share capital into US Dollars the Board re-affirmed its policy of increasing the dividend by 10% a year in US Dollar terms.

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and paid in November. Up to 2004 a final dividend for each year was recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting. Following shareholder approval in December 2005, the directors may now declare and pay interim dividends. Following the change in the functional currency of the parent Company to US Dollars in January 2006, a second interim dividend for that year has been declared by the Board in US Dollars with a Sterling equivalent. This allows the Sterling element of the dividend to be hedged through a forward foreign exchange contract. In 2006 shareholders received two interim dividends. Shareholders are also expected to receive two interim dividends annually in 2007 and thereafter.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following table shows the dividends on each Ordinary Share (as increased by the associated UK tax credit of 10%, but before deduction of withholding taxes) for the fiscal years 2002 through 2006. The 2006 second interim dividend will be payable in Sterling on 11 May 2007. All dividends, up to the second interim dividend for 2005, have been declared in pence per Ordinary Share and have been translated into US cents per share at the Noon Buying Rate on the payment date. All dividends from the second interim dividend for 2005 have been declared in US cents per Ordinary Share.

	Years ended 31 December
	2006	2005	2004	2003	2002
Pence per share:
Interim	2.456	2.333	2.111	2.056	2.000
Second interim	3.789	3.889	–	–	–
Final	–	–	3.556	3.444	3.333

Total	6.245	6.222	5.667	5.500	5.333

US cents per share:
Interim	4.556	4.067	3.916	3.299	3.155
Second interim	7.456	6.778	–	–	–
Final	–	–	6.532	5.567	5.408

Total	12.012	10.845	10.448	8.866	8.563

Investor Information

Share Prices

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Fiscal Year ended 31 December:
2002	4.30	3.05	32.30	23.50
2003	4.83	3.30	42.18	26.45
2004	6.14	4.39	59.20	40.36
2005	5.58	4.52	52.83	40.26
2006	5.71	4.00	52.65	36.95

Quarters in the Fiscal Year ended 31 December:
2005:
1st Quarter	5.57	4.98	52.83	47.02
2nd Quarter	5.58	5.01	52.53	46.70
3rd Quarter	5.45	4.74	50.14	42.41
4th Quarter	5.41	4.52	48.19	40.26
2006:
1st Quarter	5.71	5.07	50.78	44.57
2nd Quarter	5.36	4.08	47.28	36.95
3rd Quarter	4.91	4.00	46.07	36.95
4th Quarter	5.37	4.80	52.65	45.81
2007:
1st Quarter (through 15 March 2007)	6.38	5.34	62.36	52.07

Last Six Months:
September 2006	4.91	4.59	46.07	43.45
October 2006	5.15	4.84	48.69	45.81
November 2006	5.09	4.82	48.37	46.08
December 2006	5.37	4.80	52.65	47.15
January 2007	5.79	5.34	56.73	52.07
February 2007	6.37	5.78	62.36	57.23
March 2007 (through 15 March 2007)	6.38	5.77	61.08	55.36

INFORMATION FOR SHAREHOLDERS

Shareholder Communications

The Group currently issues a summary report on the year, the Summary Financial Statement, unless a shareholder requests the Group’s full Annual Report. Over 90% of non-US shareholders have chosen to only receive a copy of the Summary Financial Statement. Following the NYSE’s decision that companies do not have to send a hard copy of the Annual Report and Accounts to ADS holders the Company will not be sending a copy of the Annual Report and Accounts or Summary Financial Statement to ADS holders. The documents will be available on the Group’s website at www.smith-nephew.com and ADS holders can request hard copies of these documents which will be provided free of charge should they so wish. In addition, following the enactment of enabling provisions in UK law in January 2007, the Company is seeking shareholder approval at the 2007 AGM to give the flexibility to have electronic communications as the default position for shareholders. If the Company did adopt these changes, shareholders would still be able to receive hard copies if they so wished.

At the half year, an Interim Report was previously sent to all shareholders. In 2006, the Interim Report was published in a national newspaper and from 2007, following regulatory changes in the UK, the Interim Report will be made available through Stock Exchange announcements and on the Group’s website. Quarterly reports are made available through Stock Exchange announcements and on the Group’s website. Hard copies are available on request. Copies of recent Annual Reports, Summary Financial Statements and Interim Reports are also available on the Smith & Nephew website along with press releases, institutional presentations and audio webcasts.

Investor Communications

There is a regular dialogue with individual institutional shareholders, together with results presentations. To ensure that all members of the Board develop an understanding of the views of major shareholders, the executive directors review significant issues raised by investors with the Board. In addition, during 2006, the Chairman and two non-executive directors met with several major shareholders. Non-executive directors are sent copies of analysts’ and brokers’ briefings. There is an opportunity for individual shareholders to question the directors at the AGM, at which the level of proxy votes received are advised, and the Company regularly responds to letters from shareholders on a range of issues.

Financial Calendar

Quarter One results announced and AGM	3 May 2007
Payment of 2006 second interim dividend	11 May 2007
Half year results announced	2 August 2007 (i)
Quarter Three results announced	1 November 2007
Payment of 2007 first interim dividend	November 2007
Full year results announced	February 2008 (i)
Annual Report available	March 2008
Annual General Meeting	May 2008

(i)	Dividend declaration dates.

Dividend

The Ordinary Shares and ADSs will trade ex-dividend on both the London and New York Stock Exchanges respectively from 18 April 2007 and the record date will be 20 April 2007 in respect of the second interim dividend for the year ended 31 December 2006 of 6.71¢ per Ordinary Share to be paid on 11 May 2007. All shareholders will receive the Sterling equivalent of 3.41 pence per Ordinary Share.

Ordinary Shares

Payment of cash dividends

Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed an electronic bank transfer mandate should contact the Company’s Registrars.

Dividend re-investment plan

The Company has a dividend re-investment plan that offers shareholders, except those in North America, the opportunity to invest their cash dividends in further Smith & Nephew Ordinary Shares, which are purchased in

Investor Information

the market at competitive dealing costs. Application forms for re-investing the 2006 second interim dividend and for future dividends are available from Lloyds TSB Registrars who administer the plan on behalf of the Company.

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

Smith & Nephew corporate ISA

The Company has a corporate Individual Savings Account (ISA), for UK shareholders, administered by Lloyds TSB Registrars. For information about this service please contact their helpline on telephone 0870 2424 244.

Shareview

To view information about your shareholdings on the internet, register at www.shareview.com, the Lloyds TSB Registrars enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via our website at www.smith-nephew.com. Such electronic communications cut down printing and distribution costs and are less harmful to the environment.

Shareholder enquiries

For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DS, UK on telephone 0870 600 3996.

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

The Company furnishes the Bank of New York, as depositary, with copies of this annual report containing Consolidated Financial Statements and the opinion expressed thereon by its independent auditors. Such financial statements are prepared under IFRS. The annual report contains reconciliations of net income and equity prepared under IFRS to those prepared under US GAAP. Upon receipt thereof, the Bank of New York will mail all such reports to recorded holders who have elected to receive hard copy versions. The Company also furnishes to The Bank of New York all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York makes such notices, reports and communications available for inspection by recorded holders of ADSs and mails to all recorded holders of ADSs notices of shareholders’ meetings received by The Bank of New York.

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and is quoted daily in the Wall Street Journal.

ADS Enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to The Bank of New York, PO Box 11258, Church Street Station, New York, NY 10286-1258, USA.

Annual General Meeting

The Company’s seventieth Annual General Meeting is to be held on 3 May 2007 at The Institute of Mechanical Engineers, 1 Birdcage Walk, London, SW1H 9JJ, UK at 2pm. Notice of the meeting is enclosed with an accompanying letter from the Chairman.

Corporate Headquarters and Registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0) 20 7401 7646. Website: www.smith-nephew.com

Advisors

Solicitors:	Ashurst
Pinsent Masons
Auditors:	Ernst & Young LLP
Stockbrokers:	JP Morgan Cazenove
Dresdner Kleinwort

Investor Information

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

All the Ordinary Shares, including those held by directors and officers, rank pari passu with each other. Following approval by shareholders at the Extraordinary General Meeting in December 2005, on 23 January 2006, the Ordinary Shares of 12 2/9 pence were redenominated as Ordinary Shares of US 20¢. The new US Dollar Ordinary Shares carry the same rights as the previous Ordinary Shares. The shares continue to be traded on the London Stock Exchange and quoted in Sterling. The ADSs continue to represent five Ordinary Shares. In order to comply with English law the Company has issued £50,000 of shares in Sterling. These were issued as Deferred Shares, which are not listed on any stock exchange and have extremely limited rights and therefore effectively have no value. These were allotted to the Chief Executive, though the Board reserves the right to transfer them to another member of the Board should it so wish.

Shareholdings

As at 15 March 2007, 8,943,141 ADSs equivalent to 44,715,705 Ordinary Shares or approximately 4.75% of the total Ordinary Shares in issue, were outstanding and were held by 58 registered holders.

As at 15 March 2007, to the knowledge of the Group, there were 24,831 registered holders of Ordinary Shares, of whom 92 had registered addresses in the US and held a total of 203,801 Ordinary Shares (less than 1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 15 March 2007, no persons are known to Smith & Nephew to have any interest (as defined in the Companies Act 1985) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Companies Act 1985:

	15 March 2007	As at 31 December
		2006	2005	2004
	(%)
Capital Group of Companies Inc.	16.9	16.6	9.3	–
Legal and General Investment Management	3.4	3.4	3.4	3.3
Barclays Plc.	–	–	3.4	–
AXA Investment Managers	–	–	3.2	3.7
Deutsche Bank AG.	–	–	3.3	–
FMR Corp & Fidelity	–	–	–	5.5

	15 March 2007	As at 31 December
		2006	2005	2004
	(number in thousands)
Capital Group of Companies Inc.	159,076	156,412	87,200	–
Legal and General Investment Management	31,891	31,891	31,891	31,891
Barclays Plc.	–	–	31,924	–
AXA Investment Managers	–	–	29,832	34,378
Deutsche Bank AG.	–	–	31,290	–
FMR Corp & Fidelity	–	–	–	51,554

Purchase of Ordinary Shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. As announced on 8 February 2007, the Company intends to purchase up to $1.5bn of its own Ordinary Shares within two years. As at 20 March 2007, 2,910,000 Ordinary Shares at a cost of $35m have been purchased and held in treasury.

	Total shares purchased	Average price paid per share
	(Number)	(p)
Date Purchased
2006:
30 June 2006	57,603	419
2007:
16 February 2007	700,000	612
19 February 2007	475,000	616
22 February 2007	320,000	622
13 March 2007	315,000	630
14 March 2007	450,000	622
15 March 2007	500,000	637
19 March 2007	150,000	638

The shares purchased in 2006 were purchased in the open market by Abacus Corporate Services Limited, trustees of the Smith & Nephew Employees’ Share Trust Limited in connection with the restricted stock award to Adrian Hennah referred to in the “Remuneration Report”.

The shares purchased in 2007 were purchased in the open market by JP Morgan Cazenove Limited on behalf of the Company and are held in treasury.

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

Investor Information

SELECTED FINANCIAL DATA

	2006		2005		2004		2003 (v)
	($ million, except per Ordinary Share amounts)
Amounts in accordance with IFRS as adopted by the EU (i):

Group Income statement
Revenue	2,779		2,552		2,301		1,939

Trading profit	571		517		452		358
Restructuring and rationalisation expenses	–		(84)		–		–
Bid related costs	(20)		–		–		(36)
Macrotextured claim	–		–		(154)		–
Amortisation of acquisition intangibles	(14)		(11)		(8)		–

Operating profit	537		422		290		322
Net interest receivable/(payable)	10		9		7		(8)
Other finance income/(costs)	6		(5)		(3)		(7)
(Loss)/gain on hedge of the sale proceeds of the joint venture	(3)		2		–		–

Profit before taxation	550		428		294		307
Taxation	(156)		(126)		(77)		(91)

Profit from continuing operations	394		302		217		216
Discontinued operations — net profit on disposal and share of results of joint venture/associate	351		31		28		63

Attributable profit for the year	745		333		245		279

Earnings per Ordinary Share
Including discontinued operations:
Basic	79.2	¢	35.5	¢	26.2	¢	30.0	¢
Diluted	78.9	¢	35.3	¢	26.0	¢	29.8	¢
Continuing operations:
Basic	41.9	¢	32.2	¢	23.2	¢	23.2	¢
Diluted	41.7	¢	32.0	¢	23.1	¢	23.1	¢
Discontinued operations:
Basic	37.3	¢	3.3	¢	3.0	¢	6.8	¢
Diluted	37.2	¢	3.3	¢	2.9	¢	6.7	¢

Adjusted attributable profit
Attributable profit for the year	745		333		245		279
Restructuring and rationalisation expenses	–		84		–		–
Bid related costs	20		–		–		36
Restructuring and acquisition related expenses within the joint venture	–		–		–		5
Macrotextured claim	–		–		154		–
Amortisation of acquisition intangibles	14		11		8		–
Loss/(gain) on hedge of the sale proceeds of the joint venture	3		(2)		–		–
Net profit on disposal of the joint venture/associate	(351)		–		–		(37)
Taxation on excluded items	(6)		(29)		(54)		(8)

Adjusted attributable profit	425		397		353		275

Adjusted basic earnings per Ordinary Share (“EPSA”) (ii)	45.2	¢	42.3	¢	37.8	¢	29.6	¢
Adjusted diluted earnings per Ordinary Share (iii)	45.0	¢	42.1	¢	37.5	¢	29.4	¢

2006	2005	2004	2003
($ million)
Group Balance Sheet
Non-current assets	1,586	1,420	1,713	1,347
Current assets	1,645	1,338	1,176	958
Held for sale — investment in joint venture	–	218	–	–

Total assets	3,231	2,976	2,889	2,305

Called up equity share capital	189	203	202	201
Reserves	1,986	1,236	1,107	854
Own shares	(1)	(4)	(8)	(4)

Total equity	2,174	1,435	1,301	1,051

Non-current liabilities	241	529	759	547
Current liabilities	816	1,012	829	707

Total liabilities	1,057	1,541	1,588	1,254

Total equity and liabilities	3,231	2,976	2,889	2,305

Group Cash Flow
Cash generated from operations	506	372	415	355
Interest received net of interest paid	10	9	7	(8)
Income taxes paid	(144)	(112)	(70)	(86)

Net cash inflow from operating activities	372	269	352	261
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(222)	(200)	(185)	(119)
Acquisitions and disposals	454	(25)	(64)	79
Loan Notes issued	(15)	–	(91)	–
Dividends received from joint venture	–	25	26	12
Equity dividends paid	(96)	(91)	(84)	(73)
Issue of ordinary capital and own shares purchased	16	19	8	13

509	(3)	(38)	173
Exchange adjustments	7	(71)	51	97
Opening net debt	(306)	(232)	(245)	(515)

Closing net cash/(net debt)	210	(306)	(232)	(245)

Gearing (closing net debt as a percentage of total equity)	n/a	21%	18%	23%

Selected Financial Ratios
Dividends per Ordinary Share (iv)	10.81	¢	5.60	p	5.10	p	4.95	p
Trading profit to Revenue	20.5%	20.3%	19.6%	18.5%
Research and development costs to Revenue	4.3%	4.8%	5.3%	5.7%
Capital expenditure (including intangibles but excluding goodwill) to Revenue	8.3%	7.9%	8.2%	6.2%

(i)	As 2002 has been reported under UK GAAP whilst 2006, 2005, 2004 and 2003 have been reported under IFRS (see Note 1 of the Notes to the Group Accounts) selected financial data has only been shown for 2006, 2005, 2004 and 2003.
(ii)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.
(iii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.
(iv)	Prior to 2006 dividends were declared in pence.
(v)	2005, 2004 and 2003 have been restated — see Note 25 of the Notes to the Group Accounts. The net effect on the income statement for 2003 was a decrease in trading profit of $4m and a decrease in taxation of $1m.

Investor Information

Amounts in accordance with US GAAP:

Smith & Nephew prepares its accounts in accordance with IFRS which differ in certain respects from US GAAP. Reconciliations of profit for the financial year and equity are set out in Note 40 of the Notes to the Group Accounts. Key data presented in accordance with US GAAP are as follows:

Years ended 31 December
	2006(iv)	2005	2004	2003(v)	2002(v)
($ million, except per Ordinary Share and per ADS amounts)
Profit from continuing operations	709	308	257	259	191
Profit from discontinued operations	–	–	–	37	26

Profit for the financial year	709	308	257	296	217

Ordinary dividends per Ordinary Share (iii)	10.20¢	5.30p	5.00p	4.85p	4.70p

Basic earnings as adjusted per Ordinary Share:
Continuing operations	75.3¢	32.8¢	27.5¢	27.8¢	20.6¢
Discontinued operations	–	–	–	4.0¢	2.8¢

Total	75.3¢	32.8¢	27.5¢	31.8¢	23.4¢

Diluted earnings as adjusted per Ordinary Share (i):
Continuing operations	75.1¢	32.7¢	27.3¢	27.7¢	20.4¢
Discontinued operations	–	–	–	3.9¢	2.8¢

Total	75.1¢	32.7¢	27.3¢	31.6¢	23.2¢

Basic earnings as adjusted per ADS (ii):
Continuing operations	377¢	164¢	138¢	139¢	103¢
Discontinued operations	–	–	–	20¢	14¢

Total	377¢	164¢	138¢	159¢	117¢

Diluted earnings as adjusted per ADS (ii):
Continuing operations	376¢	164¢	137¢	138¢	102¢
Discontinued operations	–	–	–	20¢	14¢

Total	376¢	164¢	137¢	158¢	116¢

Group Balance Sheet Data

Total assets	3,422	3,090	3,129	2,574	2,275
Net equity	2,227	1,597	1,473	1,215	888

(i)	Diluted earnings per Ordinary Share is calculated on the weighted average of 944m shares (2005 — 942m shares, 2004 — 942m shares, 2003 — 936m shares and 2002 — 934m shares) after allowing for the allotment of shares under option schemes, with a corresponding adjustment to income.
(ii)	Per ADS amounts in 2002 have been restated to reflect each ADS representing five Ordinary Shares as the ratio changed from ten to five in 2003.
(iii)	Prior to 2006 dividends were declared in pence.
(iv)	In 2006, the Group has adopted SFAS 123(R) Share Based Payment and SFAS 158 Employers’ Accounting for Defined Benefit Pension and other Post-Retirement Plans.
(v)	2005, 2004, 2003 and 2002 have been restated — see Note 40 of the Notes to the Group Accounts. The net effect on profit for the financial year in 2003 was nil (2002 — decrease of $3m in income before income tax expense and decrease of $1m in income tax expense).

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a US citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom, (ii) a fixed base from which a US Holder performs independent personal services in the United Kingdom, or (iii) whose registered address is inside the UK. This discussion does not apply to certain investors such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate US Holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non corporate US Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

Dividends paid to certain noncorporate US Holders of Ordinary Shares or ADSs in taxable years beginning before 1 January 2011 may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. Noncorporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

Investor Information

gains or losses if the ADSs or Ordinary Shares were held for more than one year. The amount of the US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or disposition and such holder’s tax basis in the ADSs, or Ordinary Shares, determined in US Dollars.

Redenomination of Existing Ordinary Shares

UK Taxation

The cancellation of the Existing Ordinary Shares and the issue of the new Dollar Shares on 23 January 2006 should not give rise to any liability for the purposes of UK taxation of capital gains as the new Dollar Shares should be treated as the same asset and acquired at the same time as a Shareholder holding of the Ordinary Shares held, prior to the redenomination.

US Taxation

No gain or loss will be recognised by a US Holder upon the cancellation of the existing Ordinary Shares on 23 January 2006 and the issue of the new Dollar Shares pursuant to the redenomination. A US Holder’s aggregate tax basis in its new Dollar Shares following the redenomination will be the same as the US Holder’s aggregate tax basis in its existing ordinary Shares prior to the redenomination. A US Holder’s holding period for the new Dollar Shares following the redenomination will include the holding period of the existing Ordinary Shares for periods prior to the redenomination.

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

Investor Information

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

There have been no material modifications to the rights of shareholders under the Articles during 2006.

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

Investor Information

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

Deferred Shares

Following the redenomination of share capital on 23 January 2006 the Ordinary Shares’ nominal value became US 20¢ each. There were no changes to the rights or obligations of the Ordinary Shares. In order to comply with the Companies Act 1985, a new class of Sterling shares was created, Deferred Shares, of which £50,000 were issued and allotted as fully paid to the Chief Executive Officer though the Board reserves the right to transfer them to another member of the Board should it so wish. These Deferred Shares have no voting or dividend rights and on winding up only are entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional $1,000 each.

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

PART I			Page
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	165-167
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	21-25
Item 4	Information on the Company
	A	— History and Development of the Company	i,4-5,162
	B	— Business Overview	iv,5-13,28,89,92
	C	— Organisational Structure	i,5,131-132
	D	— Property, Plants and Equipment	12
Item 4A	Unresolved Staff Comments		None
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	31-43
		— Under US accounting principles	50
	B	— Liquidity and Capital Resources	44-45,102-106
	C	— Research and Development, Patents and Licenses etc	13
	D	— Trend Information	29-30,48
	E	— Off Balance Sheet Arrangements	49
	F	— Tabular Disclosure of Contractual Obligations	49
	G	— Safe Harbor	iii-iv
Item 6	Directors, Senior Management and Employees
	A	— Directors and Senior Management	52-53,55
	B	— Compensation	61-70
	C	— Board Practices	52-53,55-56,66
	D	— Employees	20
	E	— Share Ownership	20,68-72,113-116
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	163-164
		— Host Country Shareholders	163
	B	— Related Party Transactions	49,128
	C	— Interests of experts and counsel	n/a
Item 8	Financial Information
	A	— Consolidated Statements and Other Financial Information	73-132,34-35
		— Legal Proceedings	46-47
		— Dividends	158
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing details	159
	B	— Plan of Distribution	n/a
	C	— Markets	163
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	171-173
	C	— Material Contracts	4
	D	— Exchange Controls	164
	E	— Taxation	168-170
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a
	H	— Documents on Display	iv
	I	— Subsidiary Information	131-132

Investor Information

PART I — (continued)		Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	25-26,102-106
Item 12	Description of Securities Other than Equity Securities	n/a

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15A	Disclosure Controls and Procedures	57
Item 15B	Management’s Annual Report on Internal Control over Financial Reporting	57
Item 15C	Attestation Report of the Registered Public Accounting Firm	78
Item 15D	Changes in Internal Control over Financial Reporting	57
Item 16	[Reserved]
Item 16A	Audit Committee Financial Expert	54
Item 16B	Code of Ethics	58
Item 16C	Principal Accountant Fees and Services	58-59
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	164

PART III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	77-145
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning

ACL reconstruction	Tissue reconstruction of the anterior cruciate ligament (ACL) in the knee. The most common procedures for ACL reconstruction involve harvesting ligament or tendon tissue from the patients’ own body to replace the torn ligament.

ADR	In the US, The Company’s Ordinary Shares are traded in the term of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the term of American Depositary Shares (“ADSs”).

Access	A product group within endoscopy comprising fluid management and insufflation devices for surgical access.

Advanced Wound Management products

A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual General Meeting of the Company.

Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging.

Basis Point	One hundredth of one percentage point.

CADEX	Starch like polymer for cleaning and absorbing fluid in wounds.

Chronic and acute wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers. Acute wounds are those for which healing times can be reasonably predicted such as surgical and post-operative wounds.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Class III medical device	A medical device that requires pre-market approval by the relevant regulatory body in the US or Europe.

Companies Act	Companies Act 1985, as amended, of England and Wales.

Debridement	A medical treatment or surgical procedure to remove dead tissue and other unwanted material from a wound to aid healing.

Demineralised bone matrix	Cortical bone processed from donors; primarily used as a bone void filler.

Digital operating room	The digital operating room is a custom-designed operating room solution providing auto-video connectivity, medical device control, integration with hospital information systems and surgical documentation devices for medical facilities to help improve efficiency, cost effectiveness and, by extension, patient care.

EBITA	Earnings before interest, tax and amortisation.

EBITDA	Earnings before interest, tax, depreciation and amortisation.

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Investor Information

Term	Meaning
Endoscopy products	A product group comprising specialised viewing and access devices surgical instruments and powered equipment used in minimally invasive surgical procedures Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.

FDA	US Food and Drug Administration.

FAS	A Financial Accounting Standard which is part of US GAAP.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

Fracture casting	A product group comprising products that are used externally to immobilize a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IDET procedure	Intradiscal Electrothermal Therapy (IDET) is a thermal procedure intended for the shrinkage and decompression of the spinal disc to treat patients with annular disruption of contained herniations.

IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board as adopted by the EU.

Insufflation	The use of carbon dioxide to inflate body cavities during endoscopic surgery to enable surgeons to view internal organs.

Intramedullary nail system	Stainless or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Products that comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma devices such as rods, pins, screws, plates and external fixation used to treat bone fractures.

OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.

Papain urea	Papain urea is a compound of an enzyme extracted from papaya and an organic wound softening agent.

Parent	Smith & Nephew plc.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Reconstruction	Joint replacement systems for knees, hips and shoulders and support products such as computer assisted surgery and minimally invasive surgery techniques.

Term	Meaning
Repair	A product group within endoscopy comprising specialised devices, fixation systems and bioabsorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

Trauma and clinical therapies	Trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products comprise a joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom.

US	United States of America.

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.

US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

Investor Information

INDEX

Page
2005 Year Analysis	38
2006 Year Analysis	31
Accountability, Audit and Internal Control Framework	57
Accounting Policies	84
Accounts Presentation	83
Acquisitions	119
Advanced Wound Management — Business Description	9
Audit Fees	59, 129
Bid Related Costs	94
Board and Executive Officers	52
Business Overview	28
Called Up Share Capital	109
Cash and Borrowings	102
Change in Functional and Reporting currency	iii, 83
Contingent Liabilities	122
Contractual Obligations	49
Corporate Governance	51
Corporate Responsibility	15
Critical Accounting Policies	30
Cross Reference to Form 20-F	174
Currency Translation	119
Deferred Taxation	107
Differences Between IFRS and US GAAP	132
Directors’ Responsibilities for the Accounts	74
Discontinued Operations	10, 100
Dividends	96
Earnings per share	97
Employees	20
Employees’ Share Trust/Own Shares	118, 128
Endoscopy — Business Description	8
Exchange and Interest Rate Risk and Financial Instruments	25
Factors Affecting Results of Operations	29
Financial Commitments	121
Financial Instruments	104
Financial Position, Liquidity and Capital Resources	44
Financial Highlights	iii
Governance and Policy	54
Group Balance Sheet	80
Group Cash Flow Statement	81, 118
Group Income Statement	79
Group Statement of Recognised Income and Expense	82
Group History	4
Group Strategy	4
Group Organisation	5
Impairment Testing of Goodwill	101

Page
Independent Auditors’ Reports	75
Intangible Assets	99
Intellectual Property	13
Interest	95
Inventories	101
Investments	99
Investment in Joint Venture (BSN Medical)	100
Investor Information	157
Joint Venture	10
Key Performance Indicators	i
Legal Proceedings	46
Macrotextured Claim	95
Manufacture and Supply	12
Memorandum and Articles of Association	171
New Accounting Standards	129
Off-Balance Sheet Arrangements	49
Operating and Financial Review, Liquidity and Prospects	27
Operating Profit	94
Other Finance Income/(Costs)	95
Outlook and Trend Information	48
Parent Company Auditors’ Report	147
Parent Company Balance Sheet	149
Parent Company Notes to the Accounts	150
Payables	106
Post Balance Sheet Events	129
Principal Subsidiary Undertakings	131
Provisions	107
Property, Plants and Equipment	12, 98
Receivables	102
Reconstruction — Business Description	5
Recent Developments	4
Restructuring and Rationalisation Expenses	94
Regulation	13
Related Party Transactions	49, 128
Remuneration Report	61
Research and Development	13
Reserves and IFRS Restatements	110
Retirement Benefit Obligation	123
Risk	21
Sales, Marketing and Distribution	11
Seasonality	11
Selected Financial Data	165
Segmental Analysis	89
Share Based Payments	113
Taxation	96, 168
Trauma and Clinical Therapies — Business Description	7
US GAAP Financial Summary	50

[THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMITH & NEPHEW plc
(Registrant)

By:	/s/ PAUL CHAMBERS
Name:	Paul Chambers
Title:	Company Secretary

London, England
March 28, 2007

EXHIBIT INDEX

Exhibit No.				Description of Document	Incorporated Herein by Reference To	Filed Herewith
1	(a	)		Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(b	)		Articles of Association		X

4	(a	)	(i)

Material contract: Sale and Purchase Agreement and Appendices dated 16 December 2005 by and among Beiersdorf AG, Primavera Luxembourg International SA, Smith & Nephew (Overseas) Limited, Smith & Nephew SAS, Smith & Nephew SA, Smith & Nephew plc and Deukalion

Sechzigste Vermogensverwaltungs GmbH

Form 20-F for the year ended December 31, 2005 filed on March 10, 2006 (File No. 1-14978)

	(a	)	(ii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc		X

4	(c	)	(i)	Service Agreement of Sir Christopher O’Donnell	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005

			(ii)	Service Agreement of Adrian Hennah		X

			(iii)	Service Agreements of David Illingworth	Form 20-F for the year ended December 31, 2005 filed on March 10, 2006 (File No. 1-14978)

			(iv)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991

			(v)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991

			(vi)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

			(vii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

			(viii)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

			(ix)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001

			(x)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

Exhibit No.			Description of Document	Incorporated Herein by Reference To	Filed Herewith
		(xi)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

		(xii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

		(xiii)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

		(xiv)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

		(xv)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

		(xvi)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

		(xvii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

		(xviii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

		(xix)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

		(xx)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052

		(xxi)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814

8			Subsidiary Undertakings		X

12	(a)		Certification of Sir Christopher O’Donnell, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

	(b)		Certification of Adrian Hennah filed pursuant to Exchange Act Rule 13a – 14(a)		X

13	(a)		Certification of Sir Christopher O’Donnell and Adrian Hennah furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1			Consent of Independent Registered Public Accounting Firm		X