Form 20-F
period 2007-12-31
SMITH & NEPHEW PLC
filed 2008-03-27
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 947,507,881 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:

Large Accelerated Filer  ☒                            Accelerated Filer  ☐                            Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ U.S. GAAP	☒ International Financial Reports Standards as issued by the International Accounting Standards Board
☐ Other

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule

12b-2 of the Exchange Act).    Yes  ☐     No  ☒

INTRODUCTION AND FINANCIAL SUMMARY

The Smith & Nephew Group is a global medical devices business engaged in orthopaedic reconstruction, orthopaedic trauma and clinical therapies, endoscopy and advanced wound management with revenue of over $3.3 billion in 2007. Smith & Nephew plc is the parent company of the Smith & Nephew Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority and it is traded on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”).

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2007. It comprises in a single document the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the Securities and Exchange Commission in the US.

A summary report on the year, the Summary Financial Statement 2007, intended for the investor not requiring the full detail of the Annual Report is available on Smith & Nephew’s corporate website at www.smith-nephew.com/investors along with the electronic version of this Annual Report. The Summary Financial Statement includes a summary remuneration report and summary financial statements.

The Group’s fiscal year ends on 31 December of each year. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of US 20¢ each.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 160. The product names referred to in this document are identified by the use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Key Performance Indicators

The Report of the Directors includes a number of measures that management uses as key performance indicators. Underlying growth in revenue is not presented in the accounts prepared in accordance with IFRS and is therefore a non Generally Accepted Accounting Principle (“non-GAAP”) measure. The principal key performance indicators presented in the Annual Report are:

Underlying growth in revenue

Underlying growth in revenue is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-for-like basis. This is done by adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year and of movements in exchange rates. An explanation of how this non-GAAP measure is calculated is presented in the “Business Overview” on page 28.

The Group believes that the tabular presentation and reconciliation of revenue growth from reported to underlying assists investors in their assessment of the Group’s performance in each business segment and for the Group as a whole.

Underlying growth in revenue is considered by the Group to be an important measure of performance in terms of local functional currency since it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis. Revenue growth at constant currency is important in measuring business performance compared to competitors and compared to the growth of the market itself. The Group’s annual bonus incentive plans include an element which relates to revenue growth performance. Targets are set and performance measured in constant currency excluding the step-change impact of acquisitions.

The Group considers that the revenue from sales of products acquired in business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition there will usually be a further step change in the following year. A measure of growth excluding the effects of business combinations also allows senior management to evaluate the performance and relative impact of growth from the

i

existing business and growth from acquisitions. The process of making business acquisitions is directed and approved from the Group corporate centre in line with strategic objectives and also funded centrally.

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described on page i, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally for the first two years or until the business is integrated. The Group’s management considers that both the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures neither of which management use exclusively.

Basic adjusted earnings per ordinary share (“EPSA”), trading profit and adjusted attributable profit

Growth in EPSA and trading profit are measures which present the trend growth in the long-term profitability of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term profitability. The Group presents these measures to assist investors in their understanding of trends. EPSA growth and trading profit are also the key measures used for remunerating senior management in order to align the interests of senior management with those of investors. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans), focuses primarily on profit and earnings before these items.

The Group has identified the following items, where material, as those to be adjusted and identified separately: acquisition and disposal related items including amortisation of acquisition intangible assets; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon. A reconciliation of attributable profit to adjusted attributable profit, which represents the numerator used in the EPSA calculation, is presented in “Selected Financial Data” on page 151. An explanation of how trading profit is calculated is presented in “Business Overview” on page 29.

EPSA and trading profit are permitted measures under IFRS. The material limitation of these measures is that they exclude significant income and costs that have a direct impact on current and prior years’ profit attributable to shareholders. They do not, therefore, measure the overall performance of the Group presented by the GAAP measures of earnings per share and operating profit. The Group considers that no single measure enables it to assess overall performance and therefore it compensates for the limitation of the adjusted earnings per share and trading profit measures by considering them in conjunction with their GAAP equivalents. Gains or losses which are identified separately arise from irregular events or transactions. Such events or transactions are authorised centrally and require a strategic assessment which includes consideration of financial returns and generation of shareholder value. Amortisation of acquisition intangibles will occur each year, whilst other excluded items arise irregularly depending on the events that give rise to such items.

Presentation

The results of the Group, as reported in US Dollars, are affected by movements in exchange rates between US Dollars and other currencies. The Group used the average exchange rates prevailing during the year to translate the results of non-US Dollar reporting companies into US Dollars. The currencies which most influenced these translations in the years covered by this report were Sterling, Swiss Franc and the Euro.

The Group Accounts of Smith & Nephew in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Except as where stated otherwise, the translation of US Dollars and cents to Sterling and pence appearing in this Annual Report has been made at the noon buying rate in The City of New York for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 12 March 2008, the Noon Buying Rate was US$2.02 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

Financial Summary

Financial Highlights

	2007 $ million		2006 $ million
Revenue	3,369		2,779
Trading profit	706		571
Operating profit	493		537
Attributable profit for the year	316		745
Adjusted attributable profit	480		425
Basic earnings per Ordinary Share	34.2	¢	79.2	¢
EPSA	52.0	¢	45.2	¢
Dividends per Ordinary Share (i)	11.89	¢	10.81	¢

(i)	The Board has declared a second interim dividend of 7.38¢ per share which together with the first interim dividend of 4.51¢, makes a total for 2007 of 11.89¢. The second interim dividend will be paid on 9 May 2008 to shareholders on the register at the close of business on 18 April 2008.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our trading margins discussed under “Outlook and Trend Information” are forward-looking statements as are discussions of our product pipeline and discussions of the costs of future revisions of the macrotextured knee product under “Recent Developments”, “Legal Proceedings” and “Operating and Financial Review — Liquidity and Prospects”. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “target”, “well-placed” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under “Risk Factors” on page 22 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 18 March 2008. All written and oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Market Data

Market data and market share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

Documents on Display

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report and some of the other information submitted by the Group to the SEC may be accessed through the SEC website.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONTENTS

Report of the Directors	3 – 72

Description of the Group	3

Operating and Financial Review (“OFR”), Liquidity and Prospects (i)	27

Corporate Governance	51

Remuneration Report	61

Group Accounts	73 – 134

Group auditors’ reports	75

Group income statement	79

Group balance sheet	80

Notes to the Group accounts	83

Parent Company Accounts	135 – 141

Parent Company auditors’ report	135

Parent Company balance sheet	137

Notes to the Parent Company accounts	138

Investor Information	143 – 163

Cross reference to Form 20-F	158

Glossary of Terms	160

Index	163

This Annual Report including the Report of the Directors was approved by the Board of Directors on 18 March 2008.

(i)	A discussion of the Group’s Key Performance Indicators is given in “Introduction and Financial Summary” on pages i and ii.

[THIS PAGE INTENTIONALLY LEFT BLANK]

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance” section (pages 51 to 60).

The “Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2007 (pages 61 to 72).

Discussion of the Group’s operating and financial performance, liquidity and financial resources for 2007 and 2006 is given in the “Operating and Financial Review, Liquidity and Prospects” (pages 27 to 50).

Details of the structure of the Company’s share capital and securities, persons with significant shareholdings in the Company and a summary of the Memorandum and Articles of association are incorporated into the Directors Report and are given in “Investor Information” (pages 143 to 163).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Strategy

Smith & Nephew is a global business engaged in the development, manufacture and marketing of medical devices in the sectors of orthopaedic reconstruction, orthopaedic trauma and clinical therapies, endoscopy and advanced wound management.

Group History

The Group has a history dating back 152 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937. Today it is a public limited company incorporated in the UK registered in, and conducted under the laws of, England and Wales. The corporate headquarters is in the UK. Operations in countries other than the UK are under the laws of those countries. In November 1999, the Group was listed on the New York Stock Exchange.

In 2001, Smith & Nephew became a constituent member of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Recent Developments

On 27 September 2007, a settlement was reached in respect of the subpoena issued by the US Attorney for the District of New Jersey’s office to the Group’s orthopaedic business in 2005. The Group and the other four competitors involved settled the criminal and civil matters with respect to any charges against the companies that could result from this investigation. The Group paid a civil restitution payment of $29m and legal costs of $1m. It also entered into a Deferred Prosecution Agreement which obligates it to improve its existing compliance system and a Corporate Integrity Agreement which also requires certain compliance efforts. See “Legal Proceedings” (pages 47 to 48).

In July 2007, David J. Illingworth was appointed Chief Executive Officer, replacing Sir Christopher O’Donnell who retired from the Board.

On 31 May 2007 the Group completed the purchase of Plus Orthopedics Holding AG (“Plus”) a private Swiss orthopaedic company for a total of CHF 1,091m ($889m) in cash, including assumed debt. The acquisition was financed by bank borrowings and is being integrated into the Group’s reconstruction and trauma and clinical therapies businesses. The acquisition of Plus increases the Group’s share of the global orthopaedics market, making it the fourth largest global orthopaedics reconstruction company.

On 10 May 2007 the Group purchased BlueSky Medical Group, Inc., (“BlueSky”), a private US company for an initial payment of $15m with further milestone payments of up to $95m related to revenues and other events. The company developed products for treating chronic wounds using negative pressure wound therapy and markets a range of negative pressure pumps and wound dressing kits. BlueSky has been integrated into the Group’s advanced wound management business.

Following a group-wide in-depth review the Group launched an Earnings Improvement Programme (“EIP”) during the first quarter of 2007. The objectives of the programme are to enhance short and medium term performance, to liberate resources for investment and to establish a culture of continuous improvement. Workstreams have been created to address improved performance, mainly in the following areas of the Group’s business:

•	in cost of goods by increased use of lower-cost locations, mainly in Asia, and savings in procurement by taking advantage of opportunities on a Group wide basis;

•	in a number of administration functions by centralising, where appropriate, functions formerly run separately by each business, for example, Information Systems and Human Resources;

•	in marketing by exploring opportunities to rationalise the Group’s product portfolio; and

•	in sales functions by optimising the structure, deployment and efficiency of sales forces and sales channels.

The financial objectives of the EIP are to contribute to an increase in trading profit margin by an average of 1% per annum to the end of 2010 net of a planned increase in research and development expenditure. Cash restructuring costs are estimated to be $125m spread over three years.

In February 2007 the Group commenced a share buy back programme of up to $1.5 billion over an initial two years. This followed an assessment of the medium term capital needs of the Group both internally and for acquisitions whereby management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. In February 2008 the Board reviewed the programme in the light of current market conditions and opportunities, and in order to preserve flexibility the Board currently expects to complete the programme over a total of three years. During 2007, 52 million shares were purchased at a total cost of $640m.

In July 2006, the Group acquired OsteoBiologics, Inc (“OBI”) for $73m in cash. OBI markets bioabsorbable bone graft substitutes in Europe to repair cartilage defects in the knee and offers the TRUFIT BGS Plug in the US as a bone void filler. OBI has been integrated with the endoscopy business.

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

On 23 February 2006, Smith & Nephew, together with its partner Beiersdorf AG, sold its joint venture, BSN Medical, to Montagu Private Equity for an enterprise value of €1,030m (the Group’s share was cash proceeds of $562m) resulting in a net profit to the Group of $351m. The Group’s share of the results of BSN Medical and the gain on disposal was classified as “Discontinued Operations” in accordance with IFRS.

BUSINESS DESCRIPTION

Organisation

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of acquisitions, in the US and in Europe, and through continued emphasis on the development and introduction of new products in the Group’s principal markets.

Smith & Nephew is currently organised into four global business units of reconstruction, trauma and clinical therapies, endoscopy and advanced wound management. The Group also has a separate emerging markets unit. In 21 of the 32 countries in which the Group operates, the global business units take responsibility for strategy, research and development (“R&D”), manufacturing, marketing, sales and financial performance. These countries are referred to as direct markets. The remaining markets in which the Group has operations are managed by country managers, who are responsible only for sales and distribution of the Group’s product range, and comprise the emerging markets unit.

A head office team in London, England directs the overall business and supports the business units, primarily in the areas of business development, company secretarial, finance, human resources and investor relations, with a legal department headquartered in Memphis, Tennessee. A central research facility in York, England is charged with the development of enabling technologies in both materials science and biology, particularly cell biology.

Reconstruction

Overview

Reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery.

The reconstruction business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Implants are also manufactured at smaller facilities in Aarau, Switzerland, in Tuttlingen, Germany and in Warwick, UK.

In May 2007, the acquisition of Plus was completed. The rationale behind this acquisition was:

•	to increase Smith & Nephew’s share of the global orthopaedic reconstruction market to around 12%, taking Smith & Nephew to fourth position in terms of global market share;

•	to double Smith & Nephew’s share of the European orthopaedic reconstruction market;

•	to enhance the product portfolio by adding a highly complementary product range; and

•

to generate a range of synergy opportunities including the leverage of the combined sales force in Europe and Asia, cost saving opportunities from increased manufacturing leverage and capacity utilisation and better use of the combined marketing and sales infrastructure.

Following the acquisition of Plus, the reconstruction business has consolidated its European head office operations in Rotkreuz, Switzerland.

To compete effectively in the growing global reconstruction market, management believes that as well as having a leading edge product range it is important to have a skilled sales force that can build strong relationships with surgeons and to provide high levels of customer service. At the end of 2007 the global sales force numbers 1,170 of whom 601 serve the US market.

Strategy

Smith & Nephew’s reconstruction strategy is to become the leading innovator of solutions for the active, informed patient. Management believes that by focusing innovation on the needs of the growing demographic segment of younger, more active patients, that Smith & Nephew can become a leader in providing hip and knee implants to these segments. For example, in the US patients aged 64 and under represent 41% of the primary hip and knee replacement market and management believes this sector is growing at twice the overall market rate. Recent product launches such as JOURNEY, LEGION and the BIRMINGHAM HIP Resurfacing System (“BHR”) in the US, support this strategy.

The reconstruction strategy also calls for investment in major orthopaedic markets around the world. Smith & Nephew intends to further penetrate these markets by expanding its sales and marketing presence and by introducing new implants. The reconstruction business is also investing in strategies to encourage patient demand through integrated information programs including direct-to-consumer, public relations and internet based initiatives.

2007 represented the first full year of sales in the US for BHR. BHR maintained its market leading position despite the introduction of the first competitive hip resurfacing product. In the fourth quarter, the Group announced the release of the Australian Orthopaedic Association National Joint Replacement Registry. Management believes this information is extremely useful to compare un-biased clinical results of various hip resurfacing prostheses and highlights the continuing clinical performance of BHR.

With the acquisition of Plus, the business decided to enhance the Group’s activities in the field of shoulder replacement. A strategy was developed during the year and is in the process of being finalised.

It is the strategy of the Group to develop Computer Assisted Solutions (“CAS”) that provide value to the surgeon by:

•	improving implant outcomes through placement accuracy and reproducibility;

•	increasing operating room efficiencies by decreasing operative time, cost, instruments, and surgical outcomes; and

•	providing the surgeon with tools to market their practice to the patient to maximise sales of the current implant portfolio.

The acquisition of Plus gives the Group access to the Gallileo Navigation/CAS system.

New Products

In 2007, the reconstruction business launched the JOURNEY DEUCE Bi-compartmental, bi-cruciate retaining knee system. The launch covered the US, Canada, Australia and Europe. The JOURNEY DEUCE is part of a family of next generation products that aim to restore natural motion through implants that preserve bone and ligaments or replace them with more anatomic components. Through an active medical education program, over 300 surgeons have been trained on this new technology in 2007.

Recent Regulatory Approvals

During the third quarter of 2007, the FDA approved the GENESIS II, JOURNEY (BCS), and the LEGION Revision Systems for gender specific applications. This approval has enabled Smith & Nephew to position the Company’s core knee systems as individual solutions in the female segment of the orthopaedic market place.

Competition

Management estimates that the worldwide reconstruction market served by the Group grew by approximately 9% in 2007 and is currently worth more than $10.5 billion per annum. Management believes that Smith & Nephew holds a 12.5% share of this market by value.

Principal global competitors in the orthopaedic reconstruction market and their estimated 2007 global shares, are Zimmer (27%), Stryker (20%), DePuy/Johnson & Johnson (21%) and Biomet (11%).

Trauma and Clinical Therapies

Overview

Trauma and clinical therapies products comprise both trauma fixation products and associated clinical therapies. Trauma fixation products consist of internal and external devices and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or clinic setting and also include bone growth stimulation, joint fluid therapies and outpatient spine products.

The trauma and clinical therapies business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Fixation products are also manufactured at a facility in Tuttlingen, Germany and by third-party manufacturers.

Within the trauma fixation business, internal fixation products, such as the TRIGEN INTERTAN Intertrochanteric Nail, the PERI-LOC upper and lower locked plating systems and external fixation systems such as JET-X and TAYLOR SPATIAL FRAME provide orthopaedic surgeons a comprehensive offering of products to address trauma and deformity correction procedures.

The EXOGEN line of ultrasonic bone healing stimulators, DUROLANE and SUPARTZ hyaluronic acid joint fluid therapies, and outpatient spine products, are the main products in the clinical therapies sector. EXOGEN captured the number one market share position for long bone stimulation in August 2007. EXOGEN is an ultrasound technology approved to treat fractures that have failed to heal (known as non-unions) and in some cases prescribed to help specific fresh fractures heal faster. DUROLANE is a single injection therapy used to treat osteoarthritis of the knee and hip (currently only approved in Europe and Canada), and is manufactured by Q-MED AB of Sweden. SUPARTZ is an injection therapy used to treat osteoarthritis of the knee, and is manufactured by Seikagaku Corporation of Japan.

Smith & Nephew began to integrate Plus into its overall worldwide business during 2007. The Plus Gliding Nail and IP-XS trauma products were added to the Group’s European business. The Plus biologics business was also integrated. This consists of Lifetek LLC, a subsidiary, and a supply agreement with Regeneration Technologies Inc., both of which supply human tissue for orthopaedic bone and ligament surgery procedures for tissue deficiencies. The Plus spine business consists of internal spinal fixation products sold in certain European countries. A majority of the products are sourced through a distribution agreement with a third party. Smith & Nephew plans to continue to maintain this spinal fixation business and will evaluate opportunities for future growth in this market segment.

To compete effectively in the growing global orthopaedic trauma and clinical therapies market, management believes in a strategy encompassing an innovative world class product range and a skilled sales force that builds strong relationships with surgeons and physicians to provide exceptional customer service. At the end of 2007, the global trauma fixation sales force numbers 456 of whom 211 serve the US market. The clinical therapies sales force numbers 347 of whom 313 serve the US market.

Strategy

Smith & Nephew’s trauma and clinical therapies strategy is to deliver growth through innovative product development in its existing core business and expansion into fast-growing market areas including alternative therapies for pain management and fracture healing. Management believes that the trauma and clinical therapies markets will continue to grow for the foreseeable future. This is largely attributable to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes and also continuous advancements in the surgical treatment of fractures and the need to manage pain in younger, more active patients.

Smith & Nephew intends to further penetrate these markets by expanding its sales force and by introducing less invasive and alternative therapies. The Group is also contributing to patient education and empowerment through its websites and other direct-to-consumer activities.

In January 2007, trauma and clinical therapies took over the outpatient spine business and its product line from the Endoscopy business unit. Management believes that a focused sales force coupled with existing physician contacts and reimbursement knowledge should allow this product line to flourish under clinical therapies. Additionally, the business transfer allows the trauma business to develop a strong platform for future minimally-invasive spine therapies. In May 2007, trauma and clinical therapies expanded their non-invasive spine business by entering into an agreement with Teknimed SA to distribute market and sell Teknimed’s SPINE FIX product in North America, Europe and Australia. SPINE FIX is a ready to use, self-hardening bone cement that is injected into the vertebra through a minimally invasive procedure that treats painful compression fractures in the spine often caused by osteoporosis.

New Products

Several significant product innovations were launched in 2007. The polyaxial locking mechanism of the PERI-LOC Variable-Angle Locked Plating System (“VLP”) allows the angles at which locking screws can be inserted and locked into any of the low profile plates to be adjusted for optimal intraoperative versatility. PERI-LOC VLP specifically targets partial articular fractures in areas of the body where implant prominence and soft-tissue irritation are major concerns. Additionally, the PERI-LOC Periarticular Reduction Forceps Set provides a variety of soft-tissue sparing instruments for percutaneous reduction of fractures prior to definitive fixation.

The Large Cannulated Screw System (6.5mm, 7.0mm, and 8.0mm) offers new implants and enhanced instrumentation for percutaneous and/or open fracture fixation using cannulated screws. The TRIGEN META-NAIL Blocking Screw Instruments allow precision placement of blocking screws during intramedullary nail procedures to assist with fracture reduction, nail insertion, and postoperative implant stability. The TRIGEN Percutaneous Intertrochanteric/Femoral Antegrade Nail Instruments facilitate minimally invasive antegrade femoral nailing procedures and optimise intraoperative efficiency by combining all proximal locking options into a single intuitive radiolucent drill guide drop.

In 2007, the CAPTION Platelet Rich Concentrate (“PRC”) System was also launched. This is a biologic product that is a fully disposable, easy-to-use process for concentrating platelets from a patient’s own blood. Platelets naturally release growth factors that stimulate the healing cascade. The PRC System’s kit includes all components needed to collect and process the blood, and then transfer the PRC to the sterile field.

Recent Regulatory Approvals

In 2007, US approvals were obtained for three supplements related to the EXOGEN Bone Healing System: new Main Operating Unit, housing vendor; miscellaneous circuitry changes; and Lean Manufacturing processing. Additionally, three 510(k) clearances were obtained: CAPTION Applicator; PERI-LOC VLP Plating System; and Proximal Femoral Plating System & Cable Accessories.

Competition

Management estimates that the worldwide orthopaedic fixation market increased by 10% in 2007 and is currently worth more than $3.2 billion per annum. Management believes that Smith & Nephew holds approximately 12% share of this market by value.

Management estimates that the worldwide market for clinical therapies increased by 7% in 2007 and is currently worth more than $1.5 billion per annum. Management believes that Smith & Nephew holds approximately 14% share of this market by value.

Principal global competitors in the orthopaedic fixation market and their estimated 2007 global shares, are Synthes (47%), Stryker (17%), DePuy/Johnson & Johnson (8%), Zimmer (6%) and Biomet (2%).

Endoscopy

Overview

Smith & Nephew’s endoscopy business, headquartered in Andover, Massachusetts, develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints. The business focuses on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

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

Manufacturing facilities are located currently in Mansfield, Massachusetts, Oklahoma City, Oklahoma and San Antonio, Texas. A manufacturing facility in Andover, Massachusetts was closed in the first half of 2007. Major service centres are located in the US, the UK, Germany, Japan and Australia.

The global sales force at the end of 2007 was 703 of which 363 serve the US market.

Strategy

Smith & Nephew’s strategic intent is to establish the business as the leading provider of endoscopic techniques and technologies for joint and ligament repair. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and customers.

To sustain growth and enhance its market position, the endoscopy business supports its strategy with surgeon education programmes, financing solutions, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards.

New Products

In 2007, Smith & Nephew expanded its portfolio of shoulder repair products with the launch of the KINSA RC Suture Anchor, designed to repair tears to the rotator cuff. This is the second product in the Group’s family of KINSA anchors. The original, for treatment of instability, was released in 2006. Both anchors encase a sliding, self-locking knot that permits the surgeon to secure the repair without tying knots.

Smith & Nephew’s 560 Series High Definition Camera System, launched in 2007, is capable of capturing and displaying broadcast-quality HD images in arthroscopic and other minimally invasive surgeries, and is one of the first end-to-end HD surgical visualisation systems available globally. The 560 Series is designed to maintain high-definition resolution through the entire image chain, from the video arthroscope or laparoscope, through the camera head and control unit, to the monitor, resulting in clearer, more detailed surgical images.

Smith & Nephew further enhanced its position in the arthroscopic hip repair market with the launch of the Lateral Hip Positioning System, which enables a surgeon to easily access and treat the hip joint with the patient positioned on his or her side.

The business also redesigned and expanded its family of CLEAR-TRAC disposable cannulas, which provide a sterile pathway through which surgeons insert instruments during minimally invasive procedures. The new CLEAR-TRAC cannulas are designed with a new triple seal system that reduces fluid leakage and helps surgeons manage sutures during arthroscopic surgery. The flexible device features a flexible plastic shaft which provides surgeons with a better feel for changes in tissue density as it is inserted into the body.

Recent Regulatory Approvals

During 2007, the endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: KINSA anchor for shoulder rotator cuff repair; Ultra FAST-FIX, adding high strength ULTRABRAID suture to the FAST-FIX meniscal repair device; TRUFIT BGS, biphasic bone void filler plug; 560 High Definition camera system; and various other arthroscopy instruments and devices.

Competition

Management estimates that the global arthroscopy market in which the business principally participates is worth more than $2 billion a year and is growing at 12% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 23% share of the global arthroscopy market.

Smith & Nephew’s main competitors and their estimated shares of the global arthroscopy market in 2007 were Arthrex (19%), Mitek/Johnson & Johnson (18%), Stryker (11%), Arthrocare (8%) and Linvatec/Conmed (7%).

Advanced Wound Management

Overview

Smith & Nephew’s advanced wound management business has its global headquarters in Hull, England and its North American headquarters in Largo, Florida. The business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds connected with the older population, such as pressure sores and venous leg ulcers, and the alleviation of wounds such as burns and invasive surgery that impact the wider population.

Advanced wound management products are manufactured in facilities in Hull and Gilberdyke, England; Largo, Florida and by certain third party manufacturers around the world.

Strategy

The strategy for the advanced wound management business is to focus on the higher added value segments of exudate and infection management through improved wound bed preparation and moist and active healing. During 2007 this strategy has taken the business into the negative pressure wound therapy (“NPWT”) market with the acquisition of BlueSky, which management believes will allow the business to build further presence in the technologically advanced areas of advanced wound management.

The advanced wound management business has built its sales and marketing infrastructure in the world’s major markets, largely through investment in additional sales teams particularly in the key markets of the US and Europe. At the end of 2007 the global sales force was 937 of whom 181 were based in the US, the fastest growing market.

During 2007, management took part in the Group’s EIP and reviewed cost and efficiency in the advanced wound management business. Savings have been delivered during 2007 in areas ranging from cost savings in support functions to the outsourcing of some manufacturing to low cost countries. During 2007 the business announced the planned closure of the Largo, Florida manufacturing facility and the intention to build and manage a manufacturing facility in Suzhou, China.

New Products

Management believes that the market will continue the trend towards advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of nursing and clinician time and aftercare in the home.

The move into the NPWT market, particularly in the US, provides access to a market place that management estimates is worth $1.4 billion in annual revenue and to a range of products that management believes can deliver a sophisticated medium using negative pressure and thus enhance wound healing.

The ALLEVYN hydrocellular dressings range has been considerably enhanced by new versions introduced in 2006 and 2007 that management believes deliver efficient fluid management and an optimal moist wound environment that can lead to promotion of faster healing of the wound, reduced risk of maceration and protection from infection. During 2007, the ALLEVYN range was extended further with the development of variants that include the addition of silver.

Sales of ACTICOAT continue to grow during 2007 with the introduction of new dressings designed for the prevention of infection in post-operative wounds and around skin punctures relating to external fixation of bones. The ACTICOAT range incorporates the smallest crystallised silver (nanocrystalline silver) used in the treatment of wounds or burns. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing.

Smith & Nephew entered into an agreement with Covalon Technologies, Inc., in 2007 to distribute a range of denatured collagen dressings. Two of these products, COLACTIVE and BIOSTEP, are designed to stimulate tissue granulation. The agreement grants the business access and distribution rights to a differentiated new product development portfolio.

Recent Regulatory Approvals

During 2007, the advanced wound management business secured approvals for new variants of ALLEVYN that include the addition of silver and adhesives that minimise pain at dressing change. In addition, the IODOSORB range of cadexomer iodine dressings was transferred from regulation under pharmaceutical regulations in Europe to being a medical device, providing the potential opportunity for sale in all 27 member states. In Japan, two new products were approved including the thin version of the ALLEVYN range.

Competition

Management estimates that the sales value of the advanced wound management market worldwide was $4.7 billion in 2007, an increase of 11% from 2006 which includes the impact of the continuing expansion of the NPWT segment. Management estimates that Smith & Nephew has a 17% market share of the wider market. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that there is strong growth potential for advanced technology products with approximately half of chronic wounds globally still treated with conventional dressings.

Worldwide competitors in advanced wound management and their estimated market shares in 2007 include Kinetic Concepts (27%), who are wholly in the NPWT segment, the Convatec division of Bristol-Myers Squibb (10%), Molnlycke (8%) and Johnson & Johnson (7%).

Joint Ventures and Discontinued Operations

Joint ventures are those in which the Group holds an interest on a long-term basis and which are controlled by the Group and one other entity under a contractual agreement.

Discontinued operations in 2006 represent the share of results and gain on disposal of the Group’s joint venture, BSN Medical. Smith & Nephew owned 50% of the BSN Medical joint venture, which was jointly owned with Beiersdorf AG and was independently managed. BSN Medical comprised traditional woundcare, fracture casting and bandaging and compression hosiery businesses. Results were accounted for using the equity method up to 1 October 2005, whereby 50% of the profit after taxation was incorporated into Smith & Nephew’s income statement as a single line item. Following the Group’s announcement in August 2005 of its intention to dispose of BSN Medical, Smith & Nephew and Beiersdorf AG announced in December 2005 that they had signed an agreement to sell BSN Medical to Montagu Private Equity for an enterprise value of €1,030m. This transaction was completed on 23 February 2006.

OPERATING ACTIVITIES

SALES, MARKETING AND DISTRIBUTION

Smith & Nephew’s customers are the various providers of medical and surgical services worldwide. In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, these are largely government organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, which receive revenue from private health insurance and government reimbursement programmes. In the US, Medicare is the major source of reimbursement for knee and hip reconstruction procedures and for wound healing treatment regimes.

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

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US which represented 3% and 2% respectively of the Group’s worldwide revenue in 2007.

In the US the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities. Each business unit operates separate specialised sales forces. In both reconstruction and endoscopy the US sales forces consist largely of independent commissioned sales agents who are managed by a mix of independent agents and the Group’s own managers. These agents are not permitted contractually to sell products that compete with Smith & Nephew’s. In both businesses, products are shipped and invoiced directly to the ultimate customer. The trauma and clinical therapies and advanced wound management businesses in the US operate sales forces of their own employees who market directly to the ultimate customer. In the US, trauma and clinical therapy products are shipped and invoiced directly to the ultimate customer whereas advanced wound management products are shipped and invoiced to a number of wholesale distributors.

In most other direct markets, the business units typically manage separate employee sales forces directly.

The emerging markets unit comprises direct selling and marketing operations in India, China, Hong Kong, Korea, Malaysia, Singapore, Thailand, the United Arab Emirates, South Africa, Mexico and Puerto Rico. In these markets reconstruction, trauma and clinical therapies and endoscopy frequently share sales resources. The advanced wound management sales force is typically separate because it calls on different customers. In other countries Smith & Nephew sells to third party distributors which market the Group’s products locally.

In Continental Europe, the Group operates three centralised distribution facilities. The reconstruction, trauma and endoscopy businesses operate a facility in Paris, France which acts as the main central holding and consolidation point for Continental European inventory and inventory returns. Reconstruction and trauma also operate a distribution facility at Rotkreuz, Switzerland. Product is shipped to Group companies who hold small amounts of inventory locally for immediate or urgent customer requirements. Advanced wound management operates a distribution centre at Neunkirchen, Germany from where inventory is shipped directly to the ultimate customer in most European markets.

SEASONALITY

Smith & Nephew’s revenues are generally at their highest in the fourth quarter of any year. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European autumn and winter seasons which increase revenues of trauma and endoscopy products. Reconstruction revenues are lower in the third quarter due to fewer elective surgeries in the summer and higher in the fourth quarter as elective surgeries increase.

MANUFACTURE AND SUPPLY

Where management considers that the Group possesses a core competence, its policy is to manufacture products internally whenever possible to ensure quality, regulatory and cost goals are met. The Group invests in the expansion of its manufacturing facilities and equipment to meet these aims. The Group may outsource other manufacturing for several reasons including requirements for specialised expertise, lower costs of production and capacity constraints.

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

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for orthopaedics, optical and electronic sub-components and finished goods for endoscopy, active ingredients and finished goods for advanced wound management and packaging materials for all businesses. Management believe that whilst prices of principal raw materials can be volatile the effect is not material to the Group. Finished goods purchased for resale include SUPARTZ joint lubricant in the trauma and clinical therapies business, the BHR hip resurfacing product in the reconstruction business, screen displays, optical and electrical devices in the endoscopy business and enzyme debrider agents and ACTICOAT in the advanced wound management business.

PROPERTY, PLANT AND EQUIPMENT

The Group’s principal locations are as follows:

Approximate area
(Square feet 000’s)
Group head office in London, England	15
Group research facility in York, England	83
Reconstruction headquarters and reconstruction, trauma and clinical therapies manufacturing facilities in Memphis, Tennessee	686
Reconstruction, trauma and clinical therapies distribution facility in Memphis, Tennessee	102
Reconstruction manufacturing facility in Aarau, Switzerland	77
Reconstruction European headquarters in Rotkreuz, Switzerland	28
Trauma and clinical therapies headquarters in Memphis, Tennessee	84
Endoscopy headquarters in Andover, Massachusetts	112
Endoscopy manufacturing facility in Mansfield, Massachusetts	98
Endoscopy manufacturing and distribution facility in Oklahoma City, Oklahoma	150
Advanced wound management headquarters and manufacturing facility in Hull, England	546
Advanced wound management manufacturing facility in Gilberdyke, England	41
Advanced wound management manufacturing facility in Largo, Florida	188

The reconstruction headquarters and reconstruction, trauma and clinical therapies manufacturing facilities in Memphis and the advanced wound management facilities in Hull, Gilberdyke and Largo are freehold while all other principal locations are leasehold. In 2007, the Aarau and Rotkreuz facilities were added as part of the Plus acquisition and are both leasehold properties. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is significant individually to the Group. Where required, the appropriate governmental authorities have approved the facilities.

As part of the EIP programme the Group has announced its intention to close the Largo manufacturing facility by 2009 and to outsource or relocate its manufacturing output. The advanced wound management business has purchased land in Suzhou, China and intends to construct a new facility to supply certain advanced wound management products on a global basis. The reconstruction business intends to purchase land near Beijing, China and plans to construct a new facility to supply implants to the local market and orthopaedic instruments for export.

RESEARCH AND DEVELOPMENT

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and to continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all four business segments. Expenditure on research and development amounted to $142m in 2007 (2006 — $120m, 2005 — $122m), representing approximately 4% of Group revenue (2006 — 4%, 2005 — 5%).

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

Product development is carried out at the Group’s principal locations, notably in Memphis, Tennessee and Aarau, Switzerland (reconstruction and trauma and clinical therapies), Mansfield, Massachusetts (endoscopy) and Hull, England (advanced wound management).

INTELLECTUAL PROPERTY

Management believes that the Group’s policy concerning intellectual property rights promotes innovation in its businesses. Smith & Nephew has a policy of protecting, with patents, the results of the research and development carried out by the Group. Patents have been obtained for a wide range of products, including those in the fields of orthopaedic reconstruction, orthopaedic trauma and clinical therapies, endoscopy and advanced wound management. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 3,200 existing patents and patent applications.

Smith & Nephew also has a policy of protecting the Group’s products in the markets in which they are sold by registering trademarks as soon as possible under local laws. The Group vigorously protects its trademarks against infringement and currently is not aware of any significant infringement of its trademark registrations. The present trademark portfolio of the Group consists of over 3,100 trademarks and design rights.

Smith & Nephew’s principal products are protected by intellectual property comprising patents, licences and know how, and it strives to provide a collection of intellectual property for each major product that reduces the risk associated with failure of any individual piece of intellectual property. In addition, most pieces of intellectual property protect a relatively small proportion of the Group’s annual revenue. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

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

Management believes that the Group’s operations currently comply in all material respects with applicable environmental laws and regulations. Although the Group continues to make capital expenditure for environmental compliance, it is not currently aware of any significant expenditure that would be required as a result of such laws and regulations that would have a material adverse impact upon the Group’s financial condition.

THE BUSINESS AND THE COMMUNITY

CORPORATE RESPONSIBILITY

Smith & Nephew’s aim is to help people live longer, healthier and more active lives by repairing and healing the human body with advanced technology products. The Group contributes to the treatment and recovery of patients throughout the cycle of medical care. This is achieved by the design of products and instruments, the training of medical professionals and the procedures used to provide treatment and recovery. In particular Smith & Nephew offers products throughout the continuum of care for patients, not only with osteoarthritis from early intervention through primary joint replacements to revisions, but also in the wider field of injuries to knee, hip, shoulder and overall bone and skin repair.

The Group prides itself on the strength of its relationship with its clinicians and other professional healthcare customers with whom it has a reputation for product innovation and high standards of customer service. Cost effective solutions are achieved through the use of advanced technology. Healthcare economic considerations are integrated into the product development process to ensure that the benefits of the Group’s new products and line extensions not only improve patient outcomes but provide better treatment and procedures for both clinician and patient and contribute to more cost effective solutions for healthcare services.

In developing a sustainable business, Smith & Nephew has a low impact on the environment and is committed to improving the management of its environmental, social and economic impact.

The Group has published a Sustainability Report since 2001. The Group monitors progress and views sustainable development as an integral part of the way the Group does business. The eighth Sustainability Report, which gives detailed information, will be published on the Group’s website at the end of May 2008 at www.smith-nephew.com.

Smith & Nephew’s progress is measured by four leading organisations that assess sustainable development. In 2007 the Group was again included in the Dow Jones Sustainability Index (“DJSI”) and continues to be a leader in its sector. In the UK, Smith & Nephew is a member of FTSE4Good and in France, Vigeo publishes an assessment report on Smith & Nephew used by some of the leading investment banks in Europe. In 2007 the Group was named in the German Global Challenges Index.

Business Integrity

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from those with whom it does business. The code of standards for suppliers, and the compliance processes for these standards is under continuous development. Smith & Nephew’s policy is to not give or receive improper financial inducements, either directly or indirectly, for business or financial gain. The Group’s policy is to comply with the industry standards set by Eucomed in Europe and Advamed in the US in its relationships with customers. Accounting records and supporting documents are designed to accurately describe and reflect the business’ transactions and conform to IFRS.

The Group’s Code of Business Principles governs the way it operates so that it respects stakeholders and seeks to build open, honest and constructive relationships. This is regularly reviewed and a revised code was published on the Smith & Nephew website in March 2008. The Group takes account of ethical, social, environmental, legal and financial considerations as part of its operating methods. Since 2005, the Group has operated a Code of Business Ethics and a Whistleblower Policy for all employees.

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

Health, Safety and Environment Management

The Group’s health, safety and environmental (“HSE”) policy was reviewed in 2007. This policy sets out the Group’s vision, aim, commitment and operating principles with respect to HSE. The Group’s commitment is to:

•	give due regard to the effects of its operations on the environment and community to create a sustainable business;

•	provide and maintain a safe and healthy work environment for employees, contractors and visitors;

•	require each Smith & Nephew business to achieve the HSE standards specified by the policy;

•	seek to improve HSE performance through continuous evaluation and development of measures to control risk, conserve resources and minimise waste; and

•	recognise, promote and reinforce the responsibility of employees, contractors and visitors to work safely and follow procedures.

In 2007, the advanced wound management factory in Hull, England and the orthopaedics sites in Memphis, Tennessee and Tuttlingen, Germany maintained accreditation of their environmental management systems under IS014001. All Group manufacturing and research sites have designed environmental management systems to deliver cost savings and benefits to the environment.

In October 2007, the advanced wound management business based in Hull, England won the UK Manufacturer of the Year award run by Manufacturer magazine. As well as the overall Manufacturer of the Year award they also won the awards for (i) World Class Manufacturing, for the sustained and progressive achievement of world class manufacturing standards, (ii) Manufacturing Operations, for achieving world class manufacturing standards through the interaction of machines, processing steps and tasks to be performed, and (iii) Skills and Productivity, in recognition of initiatives that have increased productivity through the enhancement of employee skills and improving the perception of manufacturing careers. Smith & Nephew was also a finalist in the Energy and Environment award.

Manufacturing processes are relatively low in environmental impact. Particular emphasis is placed on close control of energy, water consumption and waste in manufacturing and research and development. Improvement targets are set and performance is measured against these targets. Smith & Nephew’s key environmental measurements over the last five years are as follows:

	2007 (i)	2006	2005	2004	2003
Emissions to air carbon dioxide (tonnes)	50,178	50,359	50,212	48,954	50,160
Waste (tonnes)	4,016	4,759	4,685	3,596	4,054
Hazardous waste (tonnes)	204	256	303	234	275
Waste recycled (tonnes)	1,496	1,189	1,009	767	646
Total energy (GwH)	140	138	139	132	145
Water usage (1,000 cu. Metres)	542	562	480	427	457
Discharges/effluent (1,000 cu. Metres)	453	485	400	384	399
Lost time accidents (ii)	0.5	0.5	0.6	1.0	0.9
Work related injuries (iii)	1.7	1.4	1.9	N/A	N/A

(i)	Totals in 2007 exclude the Plus and BlueSky businesses acquired in the year.
(ii)	Number of accidents (resulting in a person being unable to work the following day) per 200,000 hours worked.
(iii)	Number of cases of work related injuries per 200,000 hours worked which are required to be recorded under Occupation Safety and Health Administration Regulations. The same criteria have been used at all sites whether or not the regulations apply. Data was not collected in 2003 and 2004 so no information is available for these years.

Carbon dioxide emissions are calculated from the energy consumption and are dependent on the mix of energy used. As a result of that mix, emissions fell slightly in 2007 despite a slight increase in total energy consumption.

The fall in non-hazardous waste arose from the waste reduction measures and greater emphasis on recycling at the advanced wound management factory in Hull, England.

The 2004 hazardous waste figure excludes a spillage of chrome plating materials which occurred at the manufacturing site in Memphis, Tennessee. Working closely with the state authorities, prompt action was taken resulting in a total of 920 tonnes of affected soil being removed from the site to eliminate any possible contamination.

All parts of the Group showed a reduction in hazardous waste. The largest contribution to the reduction came from the advanced wound management in Hull, England where there has been a greater emphasis on handling and recycling of all types of waste.

The Group’s lost time accident frequency rate is unchanged despite a significant increase within the advanced wound management sites. The sites concerned continue to score highly in the Health Safety and Environment Audit Scheme and the downturn is attributed to a period of great change within the Group rather than a deterioration in health and safety management. Specific programmes to address unsafe behaviours have been put in place for 2008.

In the 2007 Sustainability Report, Smith & Nephew published targets for these environmental measurements for the first time. These targets were based on figures normalised for changes in production levels rather than the absolute figures shown in the previous table. This is so that any impact arising from changes in production is taken into account. The performance against the published targets is as follows:

	Target 2008	Actual 2007	Target 2007
Energy consumption	5% reduction	8% reduction	No change
Waste	10% reduction	22% reduction	5% reduction
Lost time accidents	5% reduction	8% increase	5% reduction
Work related injuries	5% reduction	18% reduction	5% reduction

A full analysis of these measurements and key health and safety performance measures will be included in the 2008 Sustainability Report on the Group’s website when it is published at the end of May 2008.

Social responsibility

Employees

The Smith & Nephew Code of Business Principles and Code of Ethics governs the Group’s interactions with all of its stakeholders including employees. This sets out the values and behaviours that the Group expects from every employee. During 2007 this document has been reviewed and improved and is currently being communicated across the whole organisation.

The HR Policy Framework introduced in 2006 describes the key HR policies, values and behaviours and management principles that provide the structure within which the business units plan and deliver successful results. This has now been supplemented by the HR Strategy document which provides the direction on how the Group intends to attract, retain and develop the right talent to meet the business needs and create a culture that is aligned to Smith & Nephew values and deliver the Group’s long term strategic plans.

Smith & Nephew has a policy of non-discrimination and aims to provide an open, environment based on constructive relationships. Smith & Nephew welcomes people with disabilities and makes every effort to retain any employee who has a disability. The Group is committed to engaging with employees through the regular and timely dissemination of Group information and encouraging their feedback and ideas. An employee global opinion survey is used every two years as a catalyst for improvements and plans are already well advanced for the 2008 survey.

The 2006 Global Opinion Survey was completed towards the end of 2006 and presentations to employees were completed in early 2007. The results indicated continued high levels of employee engagement with the values and direction of the Group. 90% of employees said that they were proud to work for Smith & Nephew, 84% believed that they would stay with the Group for the foreseeable future and would recommend it as a good employer to friends and family. The Group’s employees also told management that it needs to improve ways of working, speed of decision making and strengthen the link between performance and reward. In response to employee feedback, projects have been initiated in all parts of the business including the development of specific training and development in the areas of coaching, employee reward, leadership, product knowledge and improved work practices.

In 2007 the Group has continued to assess indicators of employee engagement. These measurements are a useful monitoring tool and alert mechanism for action as well as giving trend indicators of improved performance. Changes in the business structure in 2007 and the Plus acquisition has impacted upon data collection. Consequently the Group has not been able to include labour turnover or internal appointments information for mainland Europe or Asia and so the information provided on page 19 for 2007 excludes these areas.

Internal Appointments

The internal appointments measure is an indicator of how well the Group believes it is developing its employees and the success of the Group’s internal recruitment policy. In 2007 an average of 30.4% (2006 — 28.2%) of vacancies across all parts of the business were filled by internal applicants. The target for all employees is 40%, which the Group believes is challenging but achievable. The target for management positions is 70% and this number will be reported separately from 2008. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the need to bring in new ideas and approaches that external recruitment brings.

Labour Turnover

The Group measures both general voluntary labour turnover and turnover relating specifically to employees who have been with the business less than two years. The latter measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business.

The average turnover for employees leaving the Group within two years of joining was 10.5% (2006 — 6.2%) ranging from 2.3% to 18.9% across the Group’s operations.

The average voluntary labour turnover for 2007 was 10.5% (2006 — 2.8%) ranging from 6.5% to 13.5% across the Group’s operations.

The Group has investigated these results and believes that the main factors behind these increases are the significant changes in the Group operations that have occurred in 2007. These include the EIP, the integration of Plus and the transition of many countries from indirect to direct market operations. This has had the effect of unsettling some individuals and also makes year on year comparisons of the data difficult. The Group anticipated this increase in turnover and believes that this has been managed successfully which has ensured that the Group has not lost significant talent.

Training and Development Investment

The Group is committed to providing training and information so that all employees can make the best contribution possible. To ensure that the Group continues to improve in this important area, during 2007, a central global organisational development team was created to lead talent management, performance management and learning and development across the whole of Smith & Nephew. Learning and development programmes are used to attract, retain and develop employees. These programmes are linked to formal performance appraisal and development planning. The Group operates training programmes under the banner of Management Excellence. These continue to provide the key management skills required to be successful managers and leaders, covering the requirements of both new and experienced individuals. Further programmes were added in 2007 and the Group has continued to invest in on-line learning resources to further enable access to training for all employees.

Leadership

The Group continues to develop its current and future leaders to improve the performance of the business. Senior management supports a set of group-wide leadership competencies and management development is a regular item on their meeting agenda. Performance evaluation, coaching and attendance at leadership programmes are utilised.

The Group’s leadership excellence programme is a three-day purpose designed residential course facilitated by a business school coach. The programme focuses on leadership style and interaction and the programme will continue in 2008.

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

The Group realises that its technologies and products do not reach everyone. Project Apollo is a charitable and humanitarian service programme of the orthopaedics business. This links up with physicians and non-profit groups engaged in medical philanthropy who receive donations of Smith & Nephew products through sponsorship and help from the Group’s employees. By working in collaboration with these individuals and organisations, Smith & Nephew considers that this is a way of increasing the impact of charitable giving and the work it undertakes.

The Smith & Nephew Foundation is an independent charitable trust funded by Smith & Nephew advanced wound management. The Foundation makes awards to individuals in the nursing professions for postgraduate research to improve clinical practice in nursing and midwifery. The Foundation is the largest single charitable awarding body to the nursing professions in the UK.

More examples of the programmes supported by Smith & Nephew are given in the Sustainability Report.

In 2007, direct donations to charitable and community activities totalled $1,603,000 of which $500,000 was given to the Smith & Nephew Foundation. Smith & Nephew made no political contributions in 2007.

Customers

The Group is committed to providing innovative, cost-effective healthcare solutions benefiting healthcare professionals and their patients through improved treatment, ease and speed of product use and reduced healthcare costs. It will continue to provide education and training support for healthcare professionals and invest in research and development.

The Group’s products are designed to be safe and reliable for their intended use and comply with or exceed all legal and regulatory requirements, including those concerning packaging, labelling and user instructions. The aim is to anticipate future standards and requirements promoting health and safety of its customers and patients.

Business Partners

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group works only with partners whom it believes adhere to business principles and health, safety, social and environmental standards consistent with its own. Additional work continues each year to improve the monitoring of supplier standards for service quality and activities relevant to their corporate responsibility. Additional focus on supplier standards has been implemented in the manufacturing area to ensure Smith & Nephew’s standards are maintained throughout.

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

The Group has built expertise in the area of measuring healthcare economics within its advanced wound management business and continues to make good progress in developing similar systems across the business. Increased development of this area was evident in the 2007 Sustainability Report available at www.smith-nephew.com/sustainability2007. A description of the principles of healthcare economics and its integration into the business is given in the Sustainability Report.

Looking Ahead

The Group is fulfilling an important role in its areas of expertise. Increased demands are being placed on healthcare systems as the “baby boomer” generation ages and problems with obesity become more widespread. More active lifestyles and the increased incidence of diabetes, and other diseases also increase the demand for Smith & Nephew’s products.

Smith & Nephew’s strategy is to build upon its leading technologies, build on its competitive advantage in the continuum of care for patients with osteoarthritis and the wider field of injuries to knee, hip, shoulder and overall bone and skin repair. The Group aims to expand its markets and provide advanced technology to the medical profession. The Group believes that it can achieve this by setting and meeting ambitious performance targets, by constant innovation in products and services and by earning the trust of its stakeholders. In all its business activities, the drive towards sustainability is an ongoing process and Smith & Nephew is committed to maintaining a consistent effort to improve. The Group’s aim is to innovate, improve treatments and reduce healthcare costs thus contributing to sustainable and improving healthcare systems.

In reporting sustainability, Smith & Nephew is committed to improved monitoring of its performance in its development as a sustainable business.

EMPLOYEES

The average number of full-time equivalent employees in 2007 was 9,190, of whom 1,735 were located in the UK, 3,984 were located in the US and 3,471 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2007	2006	2005
Reconstruction	2,568	2,129	2,081
Trauma and Clinical Therapies	1,837	1,764	1,543
Endoscopy	1,798	1,830	1,745
Advanced Wound Management	2,987	3,107	3,249

	9,190	8,830	8,618

Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances and operate effectively.

Smith & Nephew operates share option schemes that are available to the majority of employees (for further information see Note 28 of the Notes to the Group Accounts). The Group has no share schemes in which shares have rights with regard to control of the Company that are not exercisable directly by employees.

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

RISK FACTORS

Smith & Nephew’s products include implantable devices but are not life support medical devices. If these devices malfunction, they could damage, or impair the repair of, body functions. Management believes that the Group’s quality, regulatory and medical controls and insurance cover is adequate and appropriate for this class of products. The Group’s reputation is crucially dependent on strong performance in this area and on appropriate crisis management if a serious medical incident or product recall should occur.

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

Product Liability Claims and Loss of Reputation

The development, manufacture and sale of medical devices and products entail risk of product liability claims or recalls. Design defects and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. Smith & Nephew may become subject to liability, which could be substantial, because of actual or alleged malfunction of its products. In addition, product malfunction could also lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation which is crucially dependent on product safety and efficacy.

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

In August 2003 the Group voluntarily withdrew the macrotextured versions of its OXINIUM femoral knee components from all markets. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). It appears that some patients did not achieve adequate initial fixation and other patients who were able to achieve adequate initial fixation, are not able to maintain it. Smith & Nephew has extensively tested and investigated the cause of these early revisions. An investigation by a group of medical and scientific experts retained and managed by the Group’s defence lawyers concluded that the cause of the limited number of early revisions that have been reported is the textured surface of the implant that apposes bone.

As at 31 December 2007 1,029 implants required revision surgery as a result of some patients not achieving adequate fixation and settlements had been agreed with patients in respect of 977 of these revisions. The total amount paid out to 31 December 2007 in settlements, legal costs and associated expenses has been $195m of which $60m was recovered from the insurer who provided the primary layer and 65% of the first excess layer in the Group’s global product liability programme. A further $22m was received during 2007 from a successful legal settlement. The balance of $113m is due from five other insurers who have declined coverage.

Medical Device Company Valuations

As a growth industry, medical device companies have higher stock market valuations than many other industrial companies. If market conditions change, or other companies in its sector fail to perform, or the Group is perceived to be performing less well than the sector, then the share price of the Group may be adversely affected.

Highly Competitive Markets

The Group’s business units compete across a diverse range of geographic and product markets. The markets in which each of the business units operates each contain a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a risk of further consolidation of companies, particularly in the orthopaedic industry, which could adversely affect the Group’s ability to compete with much larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected sales growth there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

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

Regulatory Compliance in the Healthcare Industry

Business practice in the healthcare industry is subject to review by government authorities and regulators. In March 2005 the Group’s orthopaedic business was issued with a subpoena by the US Attorney’s office requesting copies of its consulting, professional service and remuneration agreements with orthopaedic reconstruction surgeons. In September 2007 the Group and the other four competitors involved settled the criminal and civil matters with respect to any charges against the companies that could result from this investigation.

In June 2006, a subpoena was issued to the orthopaedic business by the United States Department of Justice, Antitrust Division, requesting documents for the period beginning January 2001 through to June 2006 relating to possible violations of US antitrust laws, in respect of the manufacture and sale of orthopaedic implant devices. Similar enquiries were directed to a number of the Group’s US competitors. In connection with this subpoena, the Group received six complaints in class action lawsuits alleging violations of the Sherman Antitrust Act. These were all subsequently withdrawn in 2007.

In September 2007 the United States Securities and Exchange Commission (“SEC”) wrote a letter to the Group advising that it was conducting an informal investigation into certain marketing practices in the Group’s orthopaedics reconstruction business in Germany, Poland and Greece with reference to the United States’ statute known as the Foreign Corrupt Practices Act. The Group believes that several of its major US competitors have received a similar letter. The SEC asked the Group to voluntarily disclose to it any problems or issues. The Group has retained independent counsel and other advisors and is investigating these matters. In order to fully co-operate with the SEC the Group is investigating the three markets requested and other European markets with respect to its practices and those of Plus which it recently acquired and is integrating into its Group.

Regulatory Approvals and Controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. At any time the Group is awaiting a number of regulatory approvals, which if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in each country in which the Group operates although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a lengthy process particularly if materials are employed which have not previously been used in similar products. Regulatory approvals in the US, Europe and Japan are the most critical to the Group’s success in launching new products.

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

Manufacturing and Supply

The Group’s manufacturing production is concentrated at seven main facilities in Memphis, Tennessee, Mansfield, Massachusetts, Oklahoma City, Oklahoma, and Largo, Florida in the United States, Hull and Gilberdyke in the United Kingdom and Aarau in Switzerland. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Management of reconstruction inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. If any of these suppliers is unable to meet the Group’s needs or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. There is a risk that supplies of SUPARTZ, which is extracted from rooster combs, may be impacted by the outbreak of avian flu in Asia. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew’s revenue and operating profit.

As part of the EIP programme the Group intends over time to outsource to third parties or to relocate to lower cost countries certain of its manufacturing processes. There is a risk of disruption to supply when these transfers occur.

Currency Fluctuations

The Group uses the US Dollar as its reporting currency and the functional currency of Smith & Nephew plc. In 2007, 46% of Group revenue arose in the US, 26% in Continental Europe, 19% in Africa, Asia, Australia, Canada, New Zealand and Latin America and 9% in the UK. Fluctuations in the exchange rates used to translate the financial statements of operations outside the US into US Dollars had the effect of increasing Group revenue by 4%.

The Group’s manufacturing cost base is situated principally in the US, the UK and Switzerland from where finished products are exported to the Group’s selling operations worldwide. Thus the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currencies of the Group’s selling operations, particularly the Euro and the Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro and the Japanese Yen then the Group’s trading margin would be adversely affected.

In 2007, the Group managed $800m of foreign currency purchase transactions by using forward foreign exchange contracts, of which the major transaction flows are from Euros into US Dollars and Sterling. The Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year. If the Euro were to weaken against the US Dollar on average by 10% over the year, the fair value of forward foreign exchange contracts would increase by $8m (2006 — increase by $9m).

Had the Group not transacted forward foreign exchange purchase contracts and if the Euro were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit before taxation in 2007 would have decreased by $46m (2006 — decreased by $29m) on account of transactional and translational movements; if the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2007 would have increased by $42m (2006 — increased by $53m).

Political and Economic Uncertainties

Because the Group has operations in 32 countries, political and economic upheaval in those countries or in the regions surrounding those countries may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group’s turnover and operating profit. Terrorist activities and ongoing global political uncertainties could adversely impact the Group.

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

EXCHANGE AND INTEREST RATE RISK AND FINANCIAL INSTRUMENTS

The Board of Directors of the Company has established a set of policies to manage funding, currency and interest rate risks. Derivative financial instruments are used only to manage the financial risks associated with underlying business activities and their financing. See Note 22 of the Notes to the Group Accounts for further details of these risks.

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered into to hedge foreign currency purchase transactions and interest rate exposures are accounted for as hedges. As a result, changes in fair values of these financial instruments do not affect the Group’s income statement. The movements in the fair value of financial instruments that are not accounted for as hedges offset movements in the values of assets and liabilities and are recognised through the income statement. The net impact of these changes in fair value on the Group’s income statement is not significant.

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

Responsibility for the Group’s spinal products was transferred from the endoscopy business to the trauma and clinical therapies business with effect from 1 January 2007. Spinal products are now reported within the trauma and clinical therapies segment and all comparative periods have been amended to conform to the current year presentation.

Revenue by business segment as a percentage of total revenue was as follows:

	2007	2006	2005
		(%)
Reconstruction	37	33	32
Trauma and Clinical Therapies	18	18	18
Endoscopy	22	24	23
Advanced Wound Management	23	25	27

Total revenue	100	100	100

Revenue by geographic market as a percentage of total revenue was as follows:

	2007	2006	2005
		(%)
Europe (Continental Europe and United Kingdom)	35	31	31
United States	46	49	49
Africa, Asia and Australia and Other America	19	20	20

Total revenue	100	100	100

Underlying Growth in Revenue

“Underlying growth in revenue” is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-for-like basis. This is done by adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis.

“Underlying growth in revenue” reconciles to growth in revenue reported in accordance with IFRS by making two adjustments, the “constant currency exchange effect” and the “acquisitions effect”, described below. The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which do ultimately have a significant impact on total revenues. The Group measures the performance of local managers using underlying growth in revenue whilst the Group’s management additionally considers GAAP revenue each quarter and further assesses the excluded items by monitoring against internal budget amounts.

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

Reported growth in revenue by business segment reconciles to underlying growth in 2007 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Reconstruction	35	(4)	(18)	13
Trauma and Clinical Therapies	20	(2)	(5)	13
Endoscopy	13	(3)	–	10
Advanced Wound Management	12	(6)	(1)	5

Total revenue	21	(4)	(7)	10

Reported growth in revenue by business segment reconciles to underlying growth in 2006 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Reconstruction	11	(1)	–	10
Trauma and Clinical Therapies	13	–	–	13
Endoscopy	10	(1)	–	9
Advanced Wound Management	3	(2)	–	1

Total revenue	9	(1)	–	8

Trading Profit

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

Operating profit reconciles to trading profit in 2007 as follows:

	Operating profit	Acquisition related costs	Restructuring and rationalisation expenses	Legal settlement	Amortisation of acquisition intangibles	Trading Profit
			($ million)
Reconstruction	131	101	9	30	24	295
Trauma and Clinical Therapies	112	10	5	–	1	128
Endoscopy	141	–	4	–	2	147
Advanced Wound Management	109	–	24	–	3	136

Total	493	111	42	30	30	706

Operating profit reconciles to trading profit in 2006 as follows:

	Operating profit	Acquisition related costs	Amortisation of acquisition intangibles	Trading Profit
	($ million)
Reconstruction	200	20	13	233
Trauma and Clinical Therapies	101	–	–	101
Endoscopy	122	–	1	123
Advanced Wound Management	114	–	–	114

Total	537	20	14	571

Trading profit by business segment as a percentage of total trading profit was as follows:

	2007	2006	2005
		(%)
Reconstruction	42	41	40
Trauma and Clinical Therapies	18	18	18
Endoscopy	21	21	23
Advanced Wound Management	19	20	19

Total trading profit	100	100	100

Operating profit by business segment as a percentage of total operating profit was as follows.

	2007	2006	2005
		(%)
Reconstruction	26	37	46
Trauma and Clinical Therapies	23	19	22
Endoscopy	29	23	25
Advanced Wound Management	22	21	7

Total operating profit	100	100	100

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

The trauma and clinical therapies markets are expected to continue to grow due to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes and also due to continuous advancements in the surgical treatment of fractures, and the need to manage pain in younger, more active patients.

The endoscopy business is benefiting from the continued trend worldwide towards less invasive surgery but with particular focus on arthroscopic repair of the knee and shoulder using a broad range of technology. The Group also expects to benefit from the demand for less invasive approaches to arthroscopic hip repair.

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

In order to take advantage of the expanding markets the Group must continually develop its existing and new technologies and bring new products to its customers. Expenditure on research and development in 2007 represented 4% of Group revenue.

Currency Movements

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group manages the impact of exchange rate movements on cost of goods sold by a policy of purchasing forward foreign currency commitments when firm purchase orders are placed. In addition, businesses are required to purchase forward a minimum of 50% of their forecast foreign currency requirements on a twelve-month rolling basis. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. This exposure is offset partly because the Group incurs interest in currencies other than US Dollars on its indebtedness denominated in currencies other than US Dollars. See “Financial Position, Liquidity and Capital Resources”.

Other

Other than national governments seeking to control or reduce healthcare expenditure, (see “Risk Factors — Reimbursement”) management is not aware of any governmental economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Critical Accounting Policies

The Group’s significant accounting policies and those elective exemptions taken by the Group on the adoption of IFRS in accordance with IFRS 1 are set out in Note 2 of the Notes to the Group Accounts. Of those the policies which require the most use of management’s judgment are as follows:

Inventories

A feature of the reconstruction and trauma businesses (whose finished goods inventory makes up 77% of the Group total finished goods stock) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to reconstruction and trauma inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

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

Retirement Benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, operating profit and finance income. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example a 0.5% increase in discount rate would reduce the combined UK and US pension plan deficit by $96m whilst a 0.5% decrease would increase the combined deficit by $106m. A 0.5% increase in discount rate would decrease profit before taxation by $2m whilst a 0.5% decrease would increase it by $1m. A one year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would increase the combined deficit by $27m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The discount rate is determined by reference to market yields on high quality corporate bonds at the balance sheet date. The Group selects its discount rate by benchmarking against published indices and by consultation with its actuaries. The principal index used for benchmarking is the iBOXX Corporate AA index for bonds with terms consistent with the estimated defined benefit payments.

See Note 35 of the Notes to the Group Accounts for a summary of how the assumptions selected in the last five years have compared with actual results.

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

The estimation of the liability for the costs of the macrotextured product withdrawal for which coverage has been declined is dependent upon two main variables. These are the number of implant revisions that will ultimately be required and the average cost of settlements with patients. The estimate of the remaining number of implant revisions is based on trends to date and the advice of external statistical and other advisors. If the actual number remaining was double the current estimate the cost would increase by approximately $40m. If the average cost of settlement of the estimated claims outstanding or not yet notified should rise by 10% the cost would increase by $4m.

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

2007 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report.

Financial Highlights of 2007

Group revenue was $3,369m for the year ended 31 December 2007, representing 21% growth compared to 2006. Underlying growth in revenue was 10%, translational currency added 4% and acquisitions added 7%.

Profit before taxation was $469m, compared with $550m in 2006. Attributable profit was $316m compared with $745m in 2006. Adjusted attributable profit (calculated as set out in “Selected Financial Data”), rose 13% to $480m in 2007 from $425m in 2006.

Basic earnings per Ordinary Share were 34.2¢ compared to 79.2¢ for 2006. EPSA (as set out in “Selected Financial Data”) was 52.0¢ in 2007 compared to 45.2¢ for 2006, representing a 15% increase.

Fiscal 2007 Compared with Fiscal 2006

The following table sets out certain income statement data for the periods indicated:

	2007	2006
	($ million)
Revenue (i)	3,369	2,779
Cost of goods sold (ii)	(994)	(769)

Gross profit	2,375	2,010
Marketing, selling and distribution expenses (iii)	(1,278)	(1,092)
Administrative expenses (iv)	(487)	(286)
Research and development expenses	(142)	(120)
BSN agency and management fees	25	25

Operating profit (i)	493	537
Net interest (payable)/receivable	(30)	10
Other finance income	6	3

Profit before taxation	469	550
Taxation	(153)	(156)

Profit from continuing operations	316	394
Discontinued operations — net profit on disposal of the joint venture	–	351

Attributable profit for the year	316	745

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 36 to 38.
(ii)	2007 includes $64m in respect of the utilisation of the Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs.
(iii)	2007 includes $12m of acquisition related costs and $4m of restructuring and rationalisation expenses.
(iv)	2007 includes $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement, and $30m of amortisation of acquisition intangibles (2006 — includes $20m of acquisition related costs and $14m of amortisation of acquisition intangibles).

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan and revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.27 to $1.37 (+8%), Sterling strengthened from $1.86 to $2.00 (+8%), the Australian dollar strengthened from $0.76 to $0.84 (+11%) and the Japanese yen weakened from ¥116 to ¥118 (–2%).

The Group’s principal manufacturing locations are in the US (reconstruction, trauma and clinical therapies and endoscopy), Switzerland (reconstruction) and in the UK (advanced wound management). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations in the currency of the manufacturer. As a result of currency movements compared with the previous year, purchases from the US and the UK became relatively cheaper. The Group’s policy of purchasing forward a proportion of its currency requirements mitigated the impact of these movements to some extent.

Revenue

Group revenue increased by $590m (21%) to $3,369m in 2007 from $2,779m in 2006. Underlying revenue growth was 10%, acquisitions added 7% and favourable currency translation, reflecting the strength of Sterling and Euro relative to the US Dollar, added 4%.

Reconstruction revenues increased by $321m or 35%, of which 13% was underlying growth, 18% was due to the acquisition of Plus and 4% due to favourable currency translation. Trauma and clinical therapies revenues increased by $104m or 20%, of which 13% was underlying growth, 5% due to the acquisition of Plus and 2% was due to favourable currency translation. Endoscopy revenues increased by $84m or 13%, of which 10% was underlying growth and 3% was due to favourable currency translation. Advanced wound management revenues increased by $81m or 12%, of which 5% was underlying growth, 6% due to favourable currency translation and 1% due to the BlueSky acquisition.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 36 to 38.

Cost of goods sold

Cost of goods sold increased by $225m to $994m in 2007 from $769m in 2006. The main drivers of this increase were $64m relating to the utilisation of the Plus inventory stepped up to fair value on the acquisition, $6m of other acquisition related costs, $7m of restructuring and rationalisation expenses and $69m from the inclusion of Plus cost of goods sold. The remaining increase was driven by the growth in revenues across the Group.

Further margin analysis is included within the “Trading Profit” sections of the individual business segments that follow on pages 36 to 38.

Marketing, selling and distribution expenses

These expenses increased by $186m to $1,278m in 2007 from $1,092m in 2006. This included $12m of acquisition related costs and $4m of restructuring and rationalisation expenses. A further $78m was due to the inclusion of seven months of Plus expenditure with the remaining increase a result of increased selling and marketing costs across the Group in line with the increased revenues.

Administrative expenses

Administrative expenses increased by $201m to $487m in 2007 from $286m in 2006. This includes an increase in acquisition related costs and amortisation of acquisition intangibles of $9m and $16m respectively, due to the acquisitions of Plus and BlueSky. In 2007, there were also restructuring and rationalisation expenses of $31m and costs of $30m from the legal settlement. A further $21m increase arose due to the inclusion of the expenditure of the Plus business. The remaining increase in expenditure was a result of the growth in the business.

Research and Development expenses

Expenditure as a percentage of revenue fell from 4.3% to 4.2%. The Group continues to invest in innovative technologies and products to differentiate itself from competitors.

BSN Medical agency fees

Agency fees of $25m (2006 — $25m) were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew.

Operating profit

Operating profit decreased by $44m to $493m in 2007 compared with $537m in 2006, comprising decreases of $69m in reconstruction and $5m in advanced wound management and increases of $11m in trauma and clinical therapies and $19m in endoscopy.

Net interest payable

Net interest decreased by $40m from $10m receivable in 2006 to $30m payable in 2007. This was a direct consequence of the additional borrowings put in place to finance the Plus acquisition and the share buy back programme.

Other finance income

Other finance income increased by $3m to $6m in 2007 from $3m in 2006. This is mainly due to the fact that 2006 included a loss of $3m on a financial instrument purchased to hedge the anticipated proceeds of the BSN Medical disposal from Euros into US Dollars.

Taxation

The taxation charge decreased by $3m to $153m in 2007 from $156m in 2006. The effective rate of tax before discontinued operations was 32.6%, compared with 28.9% in 2006. The tax charge was reduced by $49m in 2007 as a consequence of restructuring and rationalisation expenses, acquisition related costs, the legal settlement and amortisation of acquisition intangibles. The effective tax rate was 29.6% after adjusting for these items and the tax thereon.

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

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2007	2006
	($ million)
Non-current assets	2,545	1,586
Current assets	1,905	1,645

Total assets	4,450	3,231

Non-current liabilities	363	241
Current liabilities	2,271	816

Total liabilities	2,634	1,057
Total equity	1,816	2,174

Total equity and liabilities	4,450	3,231

Non-current assets increased by $959m from $1,586m in 2006 to $2,545m in 2007. Intangible assets and goodwill increased by $816m of which $773m related to the acquisitions of Plus and BlueSky, $16m came from additions to other intangibles, currency translation added $73m and amortisation reduced the balance by $46m. Property, plant and equipment increased by $108m comprising $79m relating to acquisitions, additions of $202m, currency translation of $23m less depreciation of $181m and net book value of disposals of $15m.

Current assets increased by $260m from $1,645m in 2006 to $1,905m in 2007. This was mainly due to the Plus acquisition which was the principal cause of the increase in inventory of $218m and the increase in trade and other receivables of $218m. These increases were partially offset by a reduction in cash and bank of $176m.

Non-current liabilities increased by $122m from $241m in 2006 to $363m in 2007. $21m of this increase was due to increases in long term borrowings. The retirement benefit obligation increased by $30m, $22m of which was due to the Plus acquisition. Deferred tax liabilities increased by $28m and other payables increased by $44m as a result of additional long term acquisition consideration. These increases were partially offset by a decrease in provisions of $1m.

Current liabilities increased by $1,455m from $816m in 2006 to $2,271m in 2007. The main cause of this increase was the $1,323m increase in borrowings arising from the acquisition of Plus and the share buy back programme.

Total equity decreased by $358m from $2,174m in 2006 to $1,816m in 2007. The principal movements were an increase of $316m from attributable profit and $47m from translational exchange offset by $104m of equity dividends paid in the year and $640m from the purchases of treasury shares.

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2007	2006
	($ million)
Revenue by business segment
Reconstruction	1,240	919
Trauma and Clinical Therapies	618	514
Endoscopy	732	648
Advanced Wound Management	779	698

Total revenue	3,369	2,779

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	1,177	867
United States	1,550	1,365
Africa, Asia, Australasia and other America	642	547

Total revenue	3,369	2,779

Trading profit by business segment
Reconstruction	295	233
Trauma and Clinical Therapies	128	101
Endoscopy	147	123
Advanced Wound Management	136	114

Total trading profit	706	571

Operating profit by business segment
Reconstruction	131	200
Trauma and Clinical Therapies	112	101
Endoscopy	141	122
Advanced Wound Management	109	114

Total operating profit	493	537

Reconstruction

Revenue

Revenue increased by $321m, or 35%, to $1,240m of which 13% was underlying growth, 4% due to favourable currency translation movements and 18% due to the effect of the acquisition of Plus. The principal factors in the underlying growth in revenue were the growth in the global orthopaedic reconstruction market which was estimated to be 9% in the year and the continued growth of products recently launched in the US.

In the US, revenue increased by $104m to $618m (20%) of which 18% was underlying growth and 2% a result of acquisitions. The main factors were the continued growth of products launched in recent years including the LEGION and JOURNEY knees and BHR. These products contributed $104m of incremental revenue in the year.

Outside the US, revenue increased by $217m to $622m (54%), of which 7% was underlying growth, 37% a result of acquisitions and 10% due to foreign currency translation. Japan revenue grew by 13% of which 1% was underlying growth, 13% due to acquisitions and 1% unfavourable currency translation. Revenue growth in Europe was 76% of which 7% was underlying growth, 56% a result of acquisitions and 13% due to foreign currency translation.

Global knee revenue increased by $125m (25%) to $634m, of which 4% was due to foreign currency translation 12% was due to acquisitions and 9% was underlying growth. This compares with the estimated global market growth of 10%.

Global hip revenue increased by $189m to $567m (50%) of which 21% was due to underlying growth, 4% was due to foreign currency translation and 25% due to acquisitions. The global hip market grew by an estimated 9%.

Trading Profit

Trading profit rose by $62m (27%) from $233m in 2006 to $295m in 2007. This resulted in a decrease in trading margin from 25.4% to 23.8%. The principal factors were dilutions arising from the acquisition of the Plus business which caused a decline in margin of 2.1% offset by increases arising from the EIP.

Operating Profit

Operating profit decreased by $69m. This comprises an increase of $81m in acquisition related costs, $9m due to restructuring and rationalisation expenses, $30m due to the legal settlement and $11m due to an increase in the charge for amortisation of acquisition intangibles less an increase in trading profit of $62m.

Trauma and Clinical Therapies

Revenue

Revenue increased by $104m, or 20% of which 13% was underlying growth, 2% favourable currency translation and 5% from the acquisition of Plus. The translational impact of currency in this business is less than in others because it has a higher proportion of revenues arising within the US. The main factor in the underlying growth was the growth in the global trauma and clinical therapies market which was estimated to be 10% in the year. Growth in fixation products was 17% of which 10% was underlying growth, 5% due to acquisitions and 2% favourable currency translation. Growth in clinical therapies was 27%, of which 20% was underlying growth, 6% was due to acquisitions and 1% favourable currency. Sales of DUROLANE hyaluronic acid product outside the US, the rights to which were acquired in June 2006, continued to drive growth and accounted for 5% of the underlying growth.

In the US, revenue increased by $45m to $414m representing 12% growth which is in line with the US market growth. The main contributory factor in the underlying growth rate was 14% growth in clinical therapies. This above market growth in clinical therapies resulted from increases in the US sales force which has driven growth in EXOGEN revenues of 22% while SUPARTZ revenues grew by 10%. Fixation revenue growth was 11% all of which came from the continued growth of the PERI-LOC compression plate system, launched in 2006, and from the launch of the INTERTAN nail.

Outside the US, revenue increased by $59m to $204m (41%), of which 15% was underlying growth, 17% due to acquisitions and 9% due to favourable currency movements. The underlying revenue growth was mainly driven by market growth of 10% and by sales of DUROLANE which represented 6% of growth.

Trading Profit

Trading profit rose by $27m (27%) from $101m in 2006 to $128m in 2007 resulting in a trading profit margin increase from 19.6% to 20.7%. The major factor in this was the effect of the EIP which improved trading margin by 1.4%.

Operating Profit

Operating profit increased by $11m which comprises trading profit of $27m less acquisition related costs of $10m, $5m due to restructuring and rationalisation expenses and $1m for the amortisation of acquisition intangibles.

Endoscopy

Revenue

Endoscopy revenue increased by $84m, or 13%, to $732m, comprising 3% favourable currency translation and 10% underlying growth. The global arthroscopy market is estimated to have grown 12% in the year.

In the US, revenue increased by $18m to $361m (5%), of which 4% was underlying growth and 1% was from the OBI acquisition in 2006. The main driver of growth was the knee and shoulder repair sector at 10% due to market sector growth and new products, and Visualisation and Digital Operating Room revenues which grew 7% due to the launch of the HD660 camera.

Outside the US, revenue increased by $66m to $371m (22%), of which 15% was underlying growth and 7% due to favourable foreign currency translation.

Global revenue of knee and shoulder repair products increased by $44m to $264m (20%), of which 16% was underlying growth, 3% due to foreign currency translation and 1% due to the OBI acquisition in 2006.

Revenue in the global resection products sector increased by $22m to $267m (9%), of which 6% was underlying growth and 3% due to foreign currency translation.

Global visualisation and Digital Operating Room revenue increased by $14m to $141m (11%), of which 9% was underlying growth and 2% was due to favourable currency.

Trading Profit

Trading profit increased by $24m (20%) from $123m in 2006 to $147m in 2007 resulting in a trading profit margin increase from 19.0% to 20.1%. This improvement was mainly due to cost savings and efficiencies achieved as a result of the closure of the manufacturing facility in Andover, Massachusetts.

Operating Profit

Operating profit increased by $19m of which $24m was due to trading profit less $4m of restructuring and rationalisation expenses and $1m for the amortisation of acquisition intangibles.

Advanced Wound Management

Revenue

Revenue increased by $81m, or 12%, to $779m, comprising 6% favourable currency translation, 5% underlying growth and 1% acquisitions. In the US, revenue increased by $18m to $157m (13%), 9% of this was underlying growth and 4% due to acquisitions.

Outside the US, revenue increased by $63m to $622m (11%), of which 4% was underlying growth and 7% due to foreign currency translation. Continental Europe revenue increased by 13% of which 9% was favourable currency translation and 4% was underlying growth. Revenues in the UK increased by 11% of which 8% represented favourable currency translation. Underlying growth of 3% was low due to funding constraints in the NHS, the Group’s largest customer. Revenues in the German market increased by 12% of which 4% was an underlying increase and 8% favourable currency translation. Growth in Japan was flat.

Trading Profit

Trading profit rose by $22m (19%) from $114m in 2006 to $136m in 2007. The trading profit margin increased from 16.3% to 17.5% of which 2.1% was caused by the benefits from the EIP offset slightly by a dilution of 0.9% as a result of the BlueSky acquisition.

Operating Profit

Operating profit decreased by $5m of which $24m was due to restructuring and rationalisation expenses, $3m for the amortisation of acquisition intangibles less the increase in trading profit of $22m.

2006 YEAR

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

Basic earnings per Ordinary Share were 79.2¢, a 123% increase compared to 35.5¢ for 2005. EPSA (as set out in “Selected Financial Data”) was 45.2¢ compared to 42.3¢ for 2005, representing a 7% increase. The loss of earnings from the divested BSN joint venture, net of interest income on the proceeds, reduced growth in EPSA by an estimated 3%, whilst losses, integration costs and interest expense arising from the acquisition of OBI reduced growth by a further 1%. The loss of favourable interest rate differentials between US Dollar borrowings and Sterling cash deposits in 2005 further diluted earnings by 3%.

Fiscal 2006 Compared with Fiscal 2005

The following table sets out certain income statement data for the periods indicated:

	2006	2005
	($ million)
Revenue (i)	2,779	2,552
Cost of goods sold (ii)	(769)	(754)

Gross profit	2,010	1,798
Marketing, selling and distribution expenses (iii)	(1,092)	(991)
Administrative expenses (iv)	(286)	(290)
Research and development expenses	(120)	(122)
BSN agency and management fees	25	27

Operating profit (i)	537	422
Net interest receivable	10	9
Other finance income/(costs)	3	(3)

Profit before taxation	550	428
Taxation	(156)	(126)

Profit from continuing operations	394	302
Discontinued operations — share of results of the joint venture	–	31
Discontinued operations — net profit on disposal of the joint venture	351	–

Attributable profit for the year	745	333

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 42 to 44.
(ii)	In 2005 includes $53m of restructuring and rationalisation expenses.
(iii)	In 2005 includes $7m of restructuring and rationalisation expenses.
(iv)	In 2006 includes $20m of acquisition related costs and $14m of amortisation of acquisition intangibles (2005 — $24m of restructuring and rationalisation expenses and $11m of amortisation of acquisition intangibles).

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of significance, Europe, UK, Australia and Japan and revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.24 to $1.27 (+2%), the pound Sterling strengthened from $1.81 to $1.86 (+2%), the Australian dollar was unchanged at $0.76 and the Japanese yen weakened from 111 to 116 (-4%).

The Group’s principal manufacturing locations are in the US (reconstruction, trauma and endoscopy) and in the UK (advanced wound management). The Group’s selling and distribution subsidiaries around the world purchase finished products from these locations in their local currencies which are principally those outlined in the previous paragraph. As a result of currency movements compared with the previous year purchases from the US became relatively cheaper whilst purchases from the UK became more expensive. The Group’s policy of purchasing forward a proportion of its currency requirements mitigated the impact of these movements to some extent. Overall there was a broadly neutral impact on operating profit and margin compared with the previous year.

Revenue

For the year ended 31 December 2006 Group revenue increased by $227m (9%) to $2,779m from $2,552m. Underlying revenue growth was 8% and favourable currency translation, reflecting the strength of the pound Sterling and Euro relative to the US Dollar, added 1%.

Reconstruction revenues increased by $90m or 11% of which 10% was underlying growth and 1% was due to favourable currency translation. Trauma and clinical therapies revenues increased by $61m or 13%, all of which was underlying growth. Endoscopy revenues increased by $57m or 10%, of which 9% was underlying growth and 1% was due to favourable currency translation. Advanced wound management revenues increased by $19m or 3%, of which 1% was underlying growth and 2% due to favourable currency translation.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 42 to 44.

The Group’s sales force, which includes independent commissioned sales agents, increased by 5% to 3,292 during 2006. Reconstruction increased by 2%, trauma and clinical therapies by 15%, endoscopy by 4% and advanced wound management by 2%.

Cost of goods sold

Cost of goods sold at $769m increased by $15m from $754m in 2005, which included $53m of restructuring and rationalisation expenses related to the closure of the endoscopy factory and exit from tissue engineering. Other movements were an improvement of $14m following the exit from tissue engineering and an additional charge of $10m due to an increase in inventory provisions. Adjusting for these factors cost of goods sold grew broadly in line with revenue.

Further margin analysis is included within the Trading Profit sections of the individual business segments that follow on pages 42 to 44.

Marketing, selling and distribution expenses

These expenses increased by $101m to $1,092m from $991m in 2005 which included $7m of restructuring and rationalisation expenses. The increase was principally due to increases in selling and marketing costs in reconstruction in support of the three major product launches in the year, the LEGION and JOURNEY knees and the BHR in the US and headcount additions in endoscopy to accelerate revenue growth.

Administrative expenses

Administrative expenses were $4m lower than in 2005. Costs of $20m, relating to the failed bid to acquire Biomet Inc., are included. In 2005, $24m of restructuring and rationalisation expenses were incurred in impairing the intangible assets of the tissue engineering business which was to be exited. In 2006 the charge for amortisation of acquisition intangible assets was $14m and in 2005, $11m, with the increase largely attributable to the acquisition of OBI.

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

Operating profit

Operating profit increased by $115m to $537m compared with $422m in 2005, comprising increases of $4m in reconstruction, $8m in trauma and clinical therapies, $17m in endoscopy and $86m in advanced wound management.

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

Other finance income/(costs)

A financial instrument was purchased in December 2005 to hedge the anticipated proceeds of the BSN Medical disposal from Euros into US Dollars. This matured in 2006 on completion of the disposal of the joint venture resulting in a loss of $3m compared with a fair value gain recognised in 2005 of $2m. Excluding this item, income of $6m compares with expense of $5m in 2005 with the improvement due to the increase in defined benefit pension plan assets created by special funding contributions in 2005, further funding payments in 2006 and higher market values.

Taxation

The taxation charge rose by $30m to $156m in 2006. The effective rate of tax before discontinued operations was 28.9%, compared with 29.3% in 2005. The taxation charge was reduced in 2006 by $6m as a consequence of the taxation benefit on acquisition related costs and in 2005 by $29m as a consequence of the restructuring and rationalisation expenses.

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

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2006	2005
	($ million)
Non-current assets	1,586	1,420
Current assets	1,645	1,338
Held for sale — investment in joint venture	–	218

Total assets	3,231	2,976

Non-current liabilities	241	529
Current liabilities	816	1,012

Total liabilities	1,057	1,541
Total equity	2,174	1,435

Total equity and liabilities	3,231	2,976

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

Business Segment Analysis

Revenue by business unit and geographic market and trading and operating profit by business unit are set out below:

	2006	2005
	($ million)
Revenue by business segment
Reconstruction	919	829
Trauma and Clinical Therapies	514	453
Endoscopy	648	591
Advanced Wound Management	698	679

Total revenue	2,779	2,552

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	867	800
United States	1,365	1,259
Africa, Asia and Australia and Other America	547	493

Total revenue	2,779	2,552

Trading profit by business segment
Reconstruction	233	206
Trauma and Clinical Therapies	101	93
Endoscopy	123	122
Advanced Wound Management	114	96

Total trading profit	571	517

Operating profit by business segment
Reconstruction	200	196
Trauma and Clinical Therapies	101	93
Endoscopy	122	105
Advanced Wound Management	114	28

Total operating profit	537	422

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

Operating Profit

Operating profit increased by $4m of which $27m was trading profit less $20m due to the acquisition related costs in 2006 and $3m due to an increase in the charge for amortisation of acquisition intangibles.

Trauma and Clinical Therapies

Revenue

Revenue increased by $61m, or 13% all of which was underlying growth. The translational impact of currency in this business is less than in others since it has a higher proportion of revenues arising within the US. Growth in fixation products was 9%, all of which was underlying growth. Growth in clinical therapies was 23%, all of which was underlying growth of which 1% came from the sales of DUROLANE hyaluronic acid product outside the US, the rights to which were acquired in June 2006.

In the US, revenue increased by $42m to $369m representing 13% growth. The main contributory factor in the underlying growth rate was 20% growth in clinical therapies. The US market for joint fluid therapy products is believed to have grown by 12% in 2006 whilst SUPARTZ revenues grew by 21%. The US market for long bone stimulation products is estimated to have grown by 5% during the year whilst EXOGEN revenues grew by 19%. These market share gains are believed to result from continuing additions to the US clinical therapies sales force. Fixation revenue growth was 8% all of which came from the continued growth of the PERI-LOC compression plate system, launched in 2005, and from the launch of the INTERTAN nail but this was lower than the estimated market growth of 14%.

Outside the US, revenue increased by $19m to $145m (15%), all of which was underlying growth. Revenue growth was driven by market growth and by DUROLANE which represented 2% of growth.

Trading Profit

Trading profit rose by $8m (9%) from $93m in 2005 to $101m in 2006 resulting in a trading profit margin decrease from 20.5% to 19.6%. This was due to additional investment in selling and marketing resource following divisionalisation in order to position the business for enhanced future revenue growth.

Operating Profit

Operating profit increased by $8m all of which was trading profit.

Endoscopy

Revenue

Endoscopy revenue increased by $57m, or 10%, to $648m, comprising 1% favourable currency translation and 9% underlying growth. The global arthroscopy market is estimated to have grown 9% in the year. In the US, revenue increased by $24m to $343m (8%), of which 7% was underlying growth and 1% due to the acquisition of OBI in July 2006.

In the US the main driver of growth was the knee and shoulder repair sector at 23% due to market sector growth and new products, and Digital Operating Room revenue which grew 31% due to additions to the sales force. Resection revenues grew 2%, in line with the trend of recent years and visualisation products declined by 7% as customers anticipate the release of the new HD660 camera in 2007.

Outside the US, revenue increased by $33m to $305m (12%), of which 11% was underlying growth and 1% due to favourable foreign currency translation.

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

Trading Profit

Trading profit increased by $1m (1%) from $122m in 2005 to $123m in 2006 resulting in a trading profit margin decline from 20.6% to 19.0%. This was due to higher inventory write-offs (0.8% points), losses and integration costs of OBI (0.6% points) and additional investment in the sales force for Digital Operating Room equipment in order to gain market share in the US.

Operating Profit

Operating profit increased by $17m of which $16m was due to the restructuring and rationalisation expenses in 2005 and the $1m increase in trading profit.

Advanced Wound Management

Revenue

Revenue increased by $19m, or 3%, to $698m, comprising 2% favourable currency translation and 1% underlying growth. Compared with 2005, $20m of tissue engineering revenues were lost following the exit from the business, representing 3% of total revenues.

In the US, revenue decreased by $5m to $139m (3%), of which $17m was due to the loss of tissue engineering revenues. Outside the US, revenue increased by $24m to $559m (4%), of which 2% was underlying growth and 2% due to foreign currency translation. Continental Europe revenue increased by 4% of which 2% was favourable currency translation and underlying growth was 2%. Revenues in the UK increased by 2%, of which 2% represented favourable currency translation. Underlying growth was flat caused by funding constraints which reduced purchases by the NHS, the Group’s largest customer. Similar funding constraints in the German market resulted in a revenue reduction of 4% of which 6% was an underlying reduction and 2% favourable currency translation. Growth in Japan was 6% of which 11% was underlying growth and 5% unfavourable currency translation. Products brought to market within the last three years comprised 13% (2005 — 14%) of total revenue.

Trading Profit

Trading profit rose by $18m (19%) from $96m in 2005 to $114m in 2006. The trading profit margin increased from 14.1% to 16.3% as a result of a 2% uplift from the exit from tissue engineering.

Operating Profit

Operating profit increased by $86m of which $18m was trading profit and $68m was due to the restructuring and rationalisation expenses incurred in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2007	2006	2005
	($ million)
Cash generated from operations	693	506	372
Net interest (paid)/received	(30)	10	9
Income taxes paid	(225)	(144)	(112)

Net cash inflow from operating activities	438	372	269
Capital expenditure (net of disposal of property, plant and equipment)	(194)	(222)	(200)
Acquisitions (net of cash acquired)	(781)	(83)	(25)
Disposal of joint venture	–	537	–
Dividends received from joint venture	–	–	25
Equity dividends paid	(105)	(96)	(91)
Issue of ordinary share capital	28	16	19
Treasury shares purchased	(640)	–	–

Change in net debt from net cash flow (see Note 30 of the Notes to the Group Accounts)	(1,254)	524	(3)
Loan Notes issued	–	(15)	–
New finance leases	(7)	–	–
Facility fee paid	(6)	–	–
Borrowings and finance leases acquired on acquisition	(181)	–	–
Exchange adjustment	(72)	7	(71)
Opening net cash/(net debt)	210	(306)	(232)

Closing (net debt)/net cash	(1,310)	210	(306)

The Group’s net debt increased by $1,078m from $232m at the beginning of 2005 to $1,310m at the end of 2007. Translation of foreign currency net debt into US Dollars had the effect of increasing net debt by $136m in the three-year period ended 31 December 2007. Closing net debt includes $2m of net currency swap liabilities (2006 — $2m, 2005 — $19m).

Net Cash Inflow from Operating Activities

Cash generated from operations in 2007 of $693m is after paying out $23m of macrotextured claim settlements unreimbursed by insurers offset by a receipt of $22m from a successful settlement, $33m of acquisition related costs, $39m of restructuring and rationalisation expenses and a legal settlement of $30m.

In 2006 cash generated from operations of $506m was after paying out $33m of macrotextured claim settlements unreimbursed by insurers, $4m of acquisition related costs and $21m of restructuring and rationalisation expenses.

In 2005 cash generated from operations of $372m was after paying $47m for macrotextured claim settlements unreimbursed by insurers, $7m of restructuring and rationalisation expenses and $86m of special pension contributions.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years capital expenditure on tangible and intangible fixed assets has represented approximately 6-8% of continuing group revenue and this trend is expected to continue in 2008.

In 2007 capital expenditure of $200m ($194m net of disposals of property, plant and equipment) was incurred. The principal areas of investment were the placement of reconstruction and trauma instruments with customers, patents and licenses, plant and equipment and information technology.

At 31 December 2007, $5m of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and Disposals

In the three-year period ended 31 December 2007, $889m was spent on acquisitions, funded from net debt and cash inflows. This comprised Plus $758m, OBI $71m, BlueSky $16m, MMT $9m, Acticoat $10m, Collagenase $9m, Versajet $6m and $10m of other acquisitions.

$537m was received from the disposal of BSN Medical in 2006 (net of costs).

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In May 2007 the Group entered into a committed $2,500m revolving multicurrency loan facility. This facility comprises a $1,000m 364 day facility, which may be extended by the Group for a further four years, and a five year $1,500m revolving loan facility.

At 31 December 2007, the Group held $170m in cash and balances at bank. The Group has drawings under uncommitted facilities of $513m and committed facilities of $2,517m. Of the undrawn committed facilities of $1,270m, $91m expires within one year and $1,179m after two but within five years. In addition Smith & Nephew has finance lease commitments of $38m (of which $12m extends beyond five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, the share buy back programme, timing of capital expenditure and working capital fluctuations. In 2007 the settlement of macrotextured patient claims was a factor which will continue in 2008. In February 2006 the Group received $537m net of costs from the sale of the BSN Medical joint venture which was used to repay borrowing facilities.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2008, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

Existing provisions and planned future contributions are considered adequate to cover the current under funded position in the Group’s defined benefit plans.

Further information regarding borrowings at 31 December 2007 is set out in Note 21 of the Notes to the Group Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

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

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). It appears that some patients did not achieve adequate initial fixation and other patients, who were able to achieve adequate initial fixation are not able to maintain it. Smith & Nephew has extensively tested and investigated the cause of these early revisions. An investigation by a group of medical and scientific experts retained and managed by the Group’s defence lawyers concluded that the cause of the limited number of early revisions that have been reported is the textured surface of the implant that apposes bone.

In December 2004 the Group was notified that two insurance carriers who comprised 35% of the first and 80% of the second excess layers of the Group’s global product liability programme had declined coverage for macrotextured claims due to differences in the interpretation of the policy wording. In 2005 the remaining insurance carrier with a 20% participation in the second excess layer declined coverage. In 2006 two other insurance carriers declined coverage. Management is taking steps in order to enforce insurance coverage: the Group is preparing its breach of contract suit against certain of its product liability insurers for trial. The judge originally assigned to hear the case has transferred to a different court and the case will most likely be assigned to another judge in the court where it was originally filed. It is expected that this will result in the trial being scheduled for 2009 and it will not be heard in 2008 as previously reported. A charge of $154m representing the amount outstanding from insurers and an estimate of the costs associated with claims likely to arise in the future assuming that insurance cover continues to be unavailable from these and subsequent excess layer insurers was recorded in 2004.

The charge was calculated based on: (1) the amount outstanding at 31 December 2004 from the insurers who declined coverage; (2) an estimate of the average cost in respect of revisions where claims were unresolved at that date; and (3) an estimate of the number of settlements of future revisions based on the current trend and decaying to zero after five years and an estimation of the average future cost per settlement. The amount of provision remaining at 31 December 2007 to cover pending claims and claims in respect of future revisions, assuming no insurance cover is available, was $41m, which management believes is adequate.

As at 31 December 2007 1,029 implants required revision surgery as a result of some patients not achieving adequate fixation and settlements had been agreed with patients in respect of 977 of these revisions. The total amount paid out to 31 December 2007 in settlements, legal costs and associated expenses has been $195m of which $60m was recovered from the insurer who provided the primary layer and 65% of the first excess layer in the Group’s global product liability programme. A further $22m was received during 2007 from a successful legal settlement. The balance of $113m is due from five other insurers who have declined coverage. At the end of February 2008, 1,033 implants had been revised and settlements agreed with patients in respect of 983 of these revisions. The costs remain in line with expectations.

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

Equal Employment Opportunity Commission Charges (“EEOC Charges”)

In 2006, six EEOC charges were filed in Memphis, Tennessee against the Group alleging that the Group’s employee promotion practices are discriminatory. A seventh EEOC charge filed that same year alleges that the

Group did not provide the employee with necessary training. In 2007, two persons filed EEOC charges alleging that the Group failed to hire them for discriminatory reasons. Right to sue letters have been issued by the EEOC in all but one of these charges and a law suit has been filed in the federal court in Memphis that will consider the failure to promote, failure to train, and failure to hire allegations. The charges and suit all allege discrimination based on the African American race and were filed by the same lawyers whose offices are in Washington, D.C. All request that the charges and suit be conducted as class actions. Smith & Nephew believes that it has meritorious defences to all of the allegations and it intends to defend these matters vigorously.

US Department of Justice Investigations

In March 2005 the US Attorney’s Office in Newark, New Jersey issued a subpoena to the Group’s orthopaedic business asking for copies of its consulting, professional service and remuneration agreements with orthopaedic reconstructive surgeons. Four of the divisions’ major competitors received similar subpoenas. In September 2007 the Group and the other four competitors involved settled the criminal and civil matters with respect to any charges against the companies that could result from this investigation. The Group paid a civil restitution payment of $29m. It also entered into a Deferred Prosecution Agreement which obligated it to improve its existing compliance system under the scrutiny of a monitor appointed to oversee ifs efforts. This agreement is for 18 months and if the Group meets its terms, the criminal charges that are asserted in the agreement will be null and void and of no effect. The Group also entered into a Corporate Integrity Agreement with the Office of the Inspector General (“OIG”) of the Department of Health and Human Services which also requires certain compliance efforts. This agreement is in effect for five years. If the Group meets its terms the OIG will not attempt to exclude it from receiving Medicare payments for its products. The Group believes that it is in substantial compliance with both agreements.

In June 2006, the United States District Court for the Southern District of Indiana in Indianapolis, Indiana issued a federal grand jury subpoena to Smith & Nephew’s orthopaedic reconstruction business at the request of the US Department of Justice, Antitrust Division, asking for copies of documents regarding possible violations of federal criminal law, including possible violations of the antitrust laws, relating to the manufacture and sale of orthopaedic implant devices. Four of the business’ major competitors received similar subpoenas. Smith & Nephew is cooperating fully with the United States Attorney. The results of this investigation may not be known for several years. However, the scope of the investigation has currently been narrowed by the United States Attorney to a specific geographic region and specific product lines. It is the Group’s belief that the investigations of the other orthopaedic companies that received similar subpoenas have been similarly narrowed. It is also the Group’s belief that the investigation was prompted by an e-mail sent by an independent sales representative of Smith & Nephew that proposed a common pricing strategy in connection with a particular hospital. This email was not authorised by the Group. No action was taken by any competitor in response to the e-mail, and Smith & Nephew believes that no anticompetitive activity took place as a result of it. Following the disclosure of the anti-trust investigations six complaints in class action law suits were filed against the Group and the other orthopaedic companies alleging violations of the Sherman Antitrust Act that received similar subpoenas seeking compensation for price fixing alleging to have occurred as a result of the matters under investigation. All six of the class action complaints have been dismissed without prejudice and without compensation or other payment. The Group is unaware of any activity with respect to this matter.

In September 2007, the United States Securities and Exchange Commission (“SEC”) wrote a letter to the Group advising that it was conducting an informal investigation into certain marketing practices in the Group’s orthopaedic reconstruction business in Germany, Poland and Greece with reference to the United States’ statute known as the Foreign Corrupt Practices Act. The Group believes that several of its major US competitors have received a similar letter. The SEC asked the Group to voluntarily disclose to it any problems or issues. The Group has retained independent counsel and other advisors and is investigating these matters. In order to co-operate fully with the SEC the Group is investigating the three markets requested and other European markets with respect to its practices and those of Plus which it recently acquired and is integrating into its Group.

In November 2007 the Group received a Civil Investigative Demand from the Office of the Attorney General of the Commonwealth of Massachusetts. The request was with respect to consultancy payments made to healthcare professionals in that state and it asked that the Group provide certain documents. The Group is cooperating with the Attorney General. The Group has provided certain documents in respect of its orthopaedic reconstruction business and is continuing its search for others responsive to the request. The Group does not believe that any of the documents that it has provided indicate any improper conduct with respect to the Group’s healthcare consultants in that state.

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

The markets in which the Group concentrates continue to demonstrate robust growth and are expected to benefit in 2008 and for the foreseeable future from an ageing population, obesity, more active lifestyles and technological developments including less invasive techniques in orthopaedic and endoscopic surgery. In advanced wound management continuing innovation and the potential for further penetration of moist wound healing and wound bed preparation techniques should continue to stimulate expansion of this market. Management continues to seek acquisitions that add to shareholder value.

In reconstruction management expects 2008 revenue growth, including revenues of Plus, to exceed market growth which was estimated at 9% in 2007.

Within trauma and clinical therapies, market growth in fixation products was estimated at 10% in 2007 and management expects that revenue growth in 2008 will be close to the market rate.

In endoscopy, market growth in arthroscopy was estimated at 12% in 2007 and management expects that revenue growth will be slightly below the market growth rate in 2008 due to the business’s orientation to the slower growth resection segment. Revenue growth in the Visualisation and Digital Operating room segments are expected to be volatile from quarter to quarter.

In advanced wound management the growth rate for the market in 2007 was estimated to be 6%, excluding the negative pressure wound therapy segment. Management expects revenue growth to slightly exceed market growth in 2008. In addition, revenues from negative pressure wound therapy products are expected to grow materially following the full launch of the BlueSky product range in the first quarter of 2008.

Management expects that revenue growth in the first quarter of 2008 will be somewhat reduced and the second quarter enhanced by the incidence of the Easter holidays which fall into the first quarter in 2008 having fallen into the second quarter in 2007.

Management expects to achieve its earnings improvement target of an increase in profit margins at the trading profit level of an average of at least 1% per annum to the end of 2010, before the impact of acquisitions and assuming a neutral pricing environment. In addition the Group expects to achieve its target cost savings from the acquisition of Plus of 15% of the acquired cost base in the third full year, equivalent to $40m per annum in the same time period.

In 2008, trading margins in the first and second quarters will be diluted in comparison with the previous year by the impact of the Plus and BlueSky acquisitions which were completed during the second quarter of 2007. In the second half of the year the Plus acquisition is expected to be accretive to trading margins compared with the previous year.

The Group expects to continue its share buy back programme in 2008 and to complete it over the next two years. The Group’s interest cost will increase and the weighted average number of shares in issue will decrease depending on the actual number of shares purchased. Overall this is expected to be broadly neutral to earnings per share and EPSA.

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2007 were as follows:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ million)
Debt obligations	1,426	1,422	2	2	–
Finance lease obligations	49	9	12	7	21
Operating lease obligations	155	47	54	23	31
Retirement benefit obligations	44	44	–	–	–
Purchase obligations	9	9	–	–	–
Capital expenditure	5	5	–	–	–
Other	84	37	47	–	–

	1,772	1,573	115	32	52

Other contractual obligations consist of $4m of credit balances on currency and interest swaps, $19m of foreign exchange contracts and $61m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2008 in respect of the Group’s defined benefit plans are: $26m for the UK plan (including $14m of supplementary payments), $11m for the US plan and $7m for the other funded defined benefit plans. The table above does not include amounts payable in respect of 2009 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are no service contracts between the Company and any of its directors which provides for compensation for loss of office or employment that occurs because of a takeover bid.

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

RELATED PARTY TRANSACTIONS

Except for transactions with joint ventures and associates (see Note 37 of Notes to the Group Accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

CORPORATE GOVERNANCE

This section discusses Smith & Nephew’s structures and governance procedures.

The Board and Executive Officers	52
Governance and policy	54
Accountability, audit and internal control framework	57

THE BOARD AND EXECUTIVE OFFICERS

Board

The Board of Directors of Smith & Nephew as at 12 March 2008 comprised:

Director	Position	Initially elected or appointed	Term of appointment expires at AGM in
John Buchanan	Independent Non-Executive Chairman	3 February 2005	2008
David J. Illingworth	Executive Director, Chief Executive	8 February 2006	2009
Adrian Hennah	Executive Director, Chief Financial Officer	15 June 2006	2010
Dr. Pamela J. Kirby	Independent Non-Executive Director	1 March 2002	2008
Warren D. Knowlton	Independent Non-Executive Director	1 November 2000	2010
Brian Larcombe	Independent Non-Executive Director	1 March 2002	2008
Richard De Schutter	Independent Non-Executive Director	1 January 2001	2010
Dr. Rolf W. H. Stomberg	Independent Non-Executive Director	1 January 1998	2008

Directors’ Biographies

John Buchanan (64). Independent non-executive Chairman. He was appointed independent non-executive Deputy Chairman in 2005 and became Chairman in April 2006. He is Chairman of the Nominations Committee. He is Deputy Chairman of Vodafone Group Plc and a non-executive director of AstraZeneca PLC and BHP Billiton. He was formerly Group Chief Financial Officer of BP plc.

David J. Illingworth (54). Chief Executive. He joined the Group in May 2002 as President of Orthopaedics and was appointed a director and Chief Operating Officer in February 2006. In July 2007 he was appointed Chief Executive. Prior to joining the Group he held posts within GE Medical, as Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/critical care company and President of a technology incubator company.

Adrian Hennah (50). Chief Financial Officer. He joined the Group and was appointed a director in June 2006. He was previously Chief Financial Officer of Invensys plc and held various senior positions within GlaxoSmithKline.

Dr. Pamela J. Kirby (54). Independent non-executive director. She was appointed a director in March 2002 and is a member of the Remuneration Committee. She is non-executive Chairman of Scynexis Inc and a non-executive director of Informa plc, Curalogic A/S and Novo Nordisk A/S.

Warren D. Knowlton (61). Independent non-executive director. He was appointed a director in November 2000 and is Chairman of the Audit Committee and a member of the Remuneration Committee. He is Chairman and Chief Executive Officer of Graham Packaging Inc. and a non-executive director of Ameriprise Financial Inc. Previously he was Group Chief Executive Officer of Morgan Crucible plc.

Brian Larcombe (54). Independent non-executive director. He was appointed a director in March 2002 and is a member of the Audit Committee. He is Chairman of Bramdean Alternatives Limited and a non-executive director of F&C Asset Management plc. Previously he was Chief Executive Officer of 3i Group plc.

Richard De Schutter (67). Independent non-executive director. He was appointed a director in January 2001 and is a member of the Audit Committee and the Remuneration Committee. He is non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc, Ecolab Inc, and Navicure Inc.

Dr. Rolf W. H. Stomberg (67). Independent non-executive director and Senior Independent Director. He was appointed a director in 1998 and is Chairman of the Remuneration Committee and a member of the Audit Committee and Nominations Committee. He is Chairman of Francotyp — Postalia Holding AG and Lanxess AG and a non-executive director of Reed Elsevier plc, Hoyer GmbH, TNT N.V., Deutsche BP AG, Biesterfeld AG and Serverstal.

Sir Christopher O’Donnell retired in July 2007.

Executive Officers

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. In addition to the executive directors, the following are Executive Officers of Smith & Nephew:

Mark Augusti (42). President of Orthopaedic Trauma and Clinical Therapies. He joined the Group in 2003 as Vice President of Global Marketing for the Trauma Division and was promoted to Senior Vice President and General Manager Trauma Division in 2005 becoming President Orthopaedic Trauma and Clinical Therapies in February 2006. He previously worked for GE Medical Systems in the US and Asia.

Elizabeth Bolgiano (45). Group Human Resources Director. She joined the Group in July 2004, as Senior Vice President Human Resources for the Orthopaedics global business unit. In August 2007, she was appointed Group Human Resources Director. Previously, she was Vice President Human Resources with Bristol-Myers Squibb, where she held a variety of human resources roles during her 15 year tenure.

Joseph DeVivo (40). President of Orthopaedic Reconstruction. He joined the Group in June 2007 as President of Orthopaedic Reconstruction. Prior to joining the Group he held senior executive positions with RITA Medical Systems Inc, Computer Motion Inc and United States Surgical a division of Tyco Healthcare where he held a wide variety of roles.

Michael Frazzette (46). President of Endoscopy. He joined the Group as President Endoscopy in July 2006. Previously he was President and Chief Executive Officer of a US manufacturer of medical devices and spent 15 years at Tyco Healthcare becoming President of each of Patient Care and Health Systems divisions.

R. Gordon Howe (45). Senior Vice President Global Planning and Development. He joined the Group in 1998, and served in planning and business development roles in the Orthopaedics division. He was appointed to his current role in August 2007. Prior to joining the Group, he held management positions with United Technology Corporation.

James A. Ralston (61). Chief Legal Officer. He joined the Group in 1999 as Executive Vice President and Chief Legal Officer for North America becoming Chief Legal Officer for the Group in February 2002. Prior to joining the Group he was in private practice and VP General Counsel and Secretary for Eagle-Picher Industries, Inc.

Joe Woody (42). President of Advanced Wound Management. He joined the Group in 2003 as Vice President and General Manager of the Clinical Therapies Division. He was appointed President Advanced Wound Management in February 2006. He previously worked for Alliance Imaging, Acuson and GE Medical Systems.

Paul M. Williams retired and Sarah Byrne-Quinn and Peter W. Huntley resigned during 2007. Dr. Peter Arnold resigned in 2008.

Group Company Secretary

Paul R. Chambers (63). Company Secretary. He joined the Group in 1994 as Assistant Company Secretary and was appointed Company Secretary in April 2002.

GOVERNANCE AND POLICY

The Combined Code on Corporate Governance (the “Code”), as revised by the Financial Reporting Council in 2006, requires UK listed companies to make a disclosure statement on the application of the Principles and Supporting Principles and compliance with the Provisions of the Code.

The Board is committed to the highest standards of Corporate Governance and considers that it has complied with all relevant provisions of the Code adopted in 2007 throughout the year, except that:

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

ii.	the notice period for David J. Illingworth, in accordance with his revised contract of employment on his appointment as Chief Executive is up to 24 months from the date of the appointment. Such notice period reduces to 12 months after the expiry of the initial term, in line with the Code. The Board considered that such notice period was appropriate in line with competitive practice for external appointments.

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

The Board

The Board of Directors of Smith & Nephew consists of an independent non-executive Chairman, two executive directors and five independent non-executive directors. In 2007, the Board met on eight occasions and individual attendance together with attendance at Board Committee meetings, is shown in the table on page 56. If directors are unable to attend a Board meeting or Board Committee meeting, they are advised of matters to be discussed and have an opportunity to make their views known to the Chairman prior to the meeting.

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

Non-executive directors meet regularly prior to each quarterly Board meeting without management in attendance and the Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. Board meetings are held at the major business units enabling directors to have a greater understanding of the business and to meet the management of these units. All directors have full and timely access to all relevant information and, if necessary, to independent professional advice. Induction programmes are provided for new directors and training is offered to all directors. In 2007, the Board was updated on the UK tax environment and recent developments. Directors have access to the advice and services of the Company Secretary, who is also responsible to the Board for ensuring that board and governance procedures are complied with.

Appropriate directors and officers liability insurance is in place and Deeds of Indemnity have been entered into between the Company and directors. The Deeds of Indemnity allow for indemnification of directors in respect of proceedings brought by third parties and for the Company to provide funds for directors’ ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. Individual directors would still be liable to pay any damages awarded to the Company in an action against them and to repay their defence costs to the extent funded by the Company if their defence is unsuccessful.

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which have been agreed by the Board. The Chairman’s primary responsibility is for leading the Board including setting its agenda and ensuring its effectiveness. The Chief Executive is responsible for the performance, management and supervision of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board.

The Senior Independent Director is Dr. Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive. Following the retirement of the Chairman and Group Finance Director in 2006, Dr. Stomberg, having served nine years as a director, was asked to continue to serve as a director for up to a further three years. He brings considerable experience to the Board and acts in an independent and questioning manner at Board meetings. The Board therefore is of the view that he remains independent.

In 2007, a formal evaluation of the performance of the Board commenced, conducted by an external consultant who is to report back to the Board in mid-2008.

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

None of the Directors or Executive Officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the director or officer, or who is a director or officer of any subsidiary of Smith & Nephew) has any family relationship with any other directors or officers nor has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2006 to 12 March 2008.

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

Audit Committee

The Audit Committee met on six occasions in 2007 (individual attendance is shown in the table on page 56). The Committee, consisting entirely of independent non-executive directors, is chaired by Warren D. Knowlton. He was appointed to the Committee in February 2001 and became Chairman of the Committee in July 2001. The other members of the Committee are Brian Larcombe who was appointed to the Committee in January 2003, Richard De Schutter who was appointed in February 2001 and Dr. Rolf Stomberg who was appointed in February 1998. The Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board. A description of the work of the Committee in 2007 is on pages 58 to 59.

Remuneration Committee

The Remuneration Committee, consisting entirely of independent non-executive directors, met five times in 2007 (individual attendance is shown in the table below) and is chaired by Dr. Rolf Stomberg. The other members of the Committee are Dr. Pamela Kirby, Warren D. Knowlton and Richard De Schutter. The Remuneration Committee sets the pay and benefits of the executive directors and Executive Officers, approves their main terms of employment and determines share options and long-term incentive arrangements for the Group. It also reviews senior management succession planning. The Remuneration Report is on pages 61 to 72.

Nominations Committee

The Nominations Committee, consisting of two independent non-executive directors and the Chief Executive, met once in 2007 and its Chairman, John Buchanan, and members, Dr. Rolf Stomberg and Sir Christopher O’Donnell, attended the meeting. On his appointment as Chief Executive in July 2007 David J. Illingworth replaced Sir Christopher O’Donnell. The Committee oversees the Board’s plans for succession, recommends appointments to the Board and determines the fees of the non-executive directors. There is a formal and transparent procedure for the appointment of new directors to the Board. Candidate profiles are agreed by the Committee before external consultants are engaged to advise on prospective Board appointees. Shortlisted candidates are interviewed by members of the Committee who then recommend candidates to be interviewed by all members of the Board. The final decision is made by the Board. The Senior Independent Director oversees the process for the appointment of a new Chairman. The process for the appointment of David J. Illingworth as Chief Executive was effected by the whole Board.

Board and Committee Attendance

	Board 8 meetings	Remuneration Committee 5 meetings	Audit Committee 6 meetings	Nominations Committee 1 meeting
John Buchanan	8	n/a	n/a	1
David J. Illingworth	8	n/a	n/a	n/a
Adrian Hennah	8	n/a	n/a	n/a
Dr. Pamela J. Kirby	7	5	n/a	n/a
Warren D. Knowlton	7	4	6	n/a
Brian Larcombe	8	n/a	6	n/a
Richard De Schutter	7	5	6	n/a
Dr. Rolf W. H. Stomberg	8	5	6	1
Sir Christopher O’Donnell (i)	5	n/a	n/a	1

(i)	Retired as Chief Executive in July 2007.

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

Dr Rolf Stomberg who has served more than nine years as a director of the Company will retire at the annual general meeting to be held in May 2008 and, being eligible, will offer himself for re-election. In accordance with the articles of association, John Buchanan, Dr Pamela Kirby and Brian Larcombe will retire and, being eligible, will offer themselves for re-election at the AGM.

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Risk Management and Internal Control

The Board has overall responsibility for the Group’s systems of internal control and risk management and for reviewing their effectiveness. These systems which have been in place for 2007 and to the date of approval of the report and accounts involve: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; business reviews by the Board of each of the business units; and the review by the Audit Committee of internal controls over financial reporting and the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

Risk Committee

The Risk Committee is comprised of the executive directors and the executive officers of the Group and is chaired by the Chief Executive. As an integral part of planning and review, management at each of the business units identify the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage and mitigate those risks. Areas of potential major impact are reported to the Risk Committee for review at its meetings, which are held twice a year.

The annual Group Risk Report of the Risk Committee to the Board details all principal risks categorised by potential financial impact on profit and share price. The most significant Group risks are reported to the Board quarterly, which include new key or significantly increased risks along with actions put in place to mitigate such risks. The principal risks are detailed in “Risk Factors” to be found on pages 22 to 26.

In 2007 the effectiveness of the business units’ systems to identify and manage material risk were evaluated and the findings reported to the Board. No material weaknesses were identified in these systems.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with the requirement in the US under s404 of the Sarbanes-Oxley Act management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. The assessment excluded the internal controls over financial reporting relating to entities acquired as part of the Plus acquisition (“the Plus entities”) because they were acquired on 31 May 2007 as described in Note 32 of the Notes to the Accounts. As of, and for the year-ended, 31 December 2007, the Plus entities represented 8%, 13%, 6% and 17% (loss) of the Group’s consolidated total assets, net assets, total revenues and attributable profit respectively.

Based on its assessment, management has concluded and hereby reports that, as at 31 December 2007, the Group’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on the Group’s internal control over financial reporting as of 31 December 2007. This report appears on page 78.

There has been no change in the Group’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

The Chief Executive and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2007. Based upon, and as of the date of, that evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures were effective.

Codes of Business Principles

The Codes of Business Principles, which include a whistleblowing policy are available at www.smith-nephew.com/sustainability2007 and are available on request, apply to all directors, officers and employees. Any breaches of the Codes are reported to the Company Secretary who is obliged to raise the issue with the Chief Executive or Chairman and the Audit Committee. During 2007 and up until 12 March 2008 no waivers have been put in place nor any amendments made to the Codes.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for senior financial officers, which is available at www.smith-nephew.com/sustainability2007 and is available on request. It applies to the Chief Executive, the Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2007 or up until 12 March 2008.

Activities of the Audit Committee for 2007

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•

monitoring the integrity of the Group’s accounts, ensuring that they meet statutory and associated legal and regulatory requirements and reviewing significant financial reporting judgments contained in them;

•	monitoring announcements relating to the Group’s financial performance;

•	monitoring and reviewing the effectiveness of the Group’s internal audit function;

•	recommending for shareholder approval, the appointment, re-appointment and removal of the external auditors, as appropriate;

•	approving the remuneration and terms of engagement of the external auditors;

•	monitoring and reviewing the external auditors’ independence and the effectiveness of the audit process;

•	pre-approval of the external auditors to supply non-audit services;

•	monitoring the effectiveness of internal financial controls and reviewing compliance with s404 of the Sarbanes-Oxley Act 2002;

•	reviewing the operation of the risk management process; and

•	reviewing arrangements by which staff may raise complaints against the Group regarding financial reporting or other matters.

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

The principal activities of the Audit Committee during the year ended 31 December 2007 included:

•	consideration of the quarterly, interim and preliminary results and the annual accounts;

•	consideration of the Group’s compliance with s404 of the Sarbanes-Oxley Act 2002;

•	a review of the Group’s approach to internal financial control, its processes, outcomes and disclosures;

•	a review of the Internal Review department’s activities for the year, together with its resource requirements and findings;

•	a review of ‘whistleblowing’ procedures;

•	a review of the reports from the auditors, Ernst & Young LLP, on their professional and regulatory compliance in order to maintain independence and objectivity, including the rotation of partners;

•	a review of the audit, audit-related, tax and other services provided by Ernst & Young LLP;

•

review and the pre-approval of all services provided by the auditors during the year including all non-audit work performed by the auditors together with associated fees, to ensure that the objectivity and independence of Ernst & Young LLP as auditors of the Group was not compromised. Ernst & Young LLP only provided advisory work in respect of accounting and tax related matters;

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

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2007	2006
	($ million)
Audit	4	4
Audit-related	–	1
Tax	3	3
Other	1	2

	8	10

Audit fees include fees associated with the annual audit and local statutory audits required internationally. Audit-related fees in 2006 principally included accounting consultation in relation to International Financial Reporting Standards and advice regarding compliance with Sarbanes-Oxley. Tax fees include tax compliance, tax advice and tax planning services. In 2007 other fees related to the acquisition costs for Plus. In 2006 these related to the bid costs for Biomet Inc. A more detailed breakdown of audit fees may be found in Note 38 of the Notes to the Group Accounts.

Disclosure of Information to the Auditors

In accordance with s234ZA of the Companies Act 1985, the directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the auditors, Ernst & Young LLP, are unaware and the directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the auditors are aware of such information.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and resolutions proposing their reappointment and to authorise the directors to fix their remuneration, which have been approved by the Audit Committee, will be proposed at the AGM.

REMUNERATION REPORT

The Remuneration Committee

The Committee, which comprises Dr. Rolf Stomberg (Chairman), Dr. Pamela Kirby, Warren D. Knowlton and Richard De Schutter, determines the compensation of executive directors, executive officers and the broad policy for executive remuneration. The Committee is assisted by David J. Illingworth, Chief Executive and Elizabeth Bolgiano, Group Human Resources Director, both of whom have advised on all aspects of the Group’s reward structures and policies but neither is present at any discussion concerning their own remuneration. Prior to their retirement the Committee were also assisted by Sir Christopher O’Donnell and Paul M. Williams.

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

The terms of reference, which are available on the Company’s website at www.smith-nephew.com, enable the Committee to obtain its own external advice on any matter, at the Company’s expense. During the year, the Committee received information from a number of independent consultants appointed by the Company: Deloitte & Touche LLP on a broad range of remuneration issues; PricewaterhouseCoopers LLP on long-term incentive plan comparative performance and Towers Perrin and Hay Group on salary data when considering base salaries of executive directors and executive officers. Deloitte & Touche LLP has provided taxation advice and PricewaterhouseCoopers LLP has provided consultancy services to the Group whilst Towers Perrin and Hay Group have not provided any additional advice.

Remuneration Policy

The remuneration policy, as approved by the Remuneration Committee, is designed to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and executive officers of a calibre that meets the Group’s needs to achieve its business objectives. Remuneration includes base pay and benefits which are targeted at median competitive levels for acceptable performance, and incentive schemes which are designed to motivate and reward for outperformance. Remuneration packages are benchmarked by reference to appropriate UK and US companies and where relevant other local markets. Individual remuneration levels are based on measurable performance against fair and open objectives and there are no automatic pay adjustments unless required by law or local protocol. Major changes to the remuneration policy are discussed with the Group’s principal shareholders.

Review of Remuneration Policy

During 2007, the Remuneration Committee reviewed the remuneration policy and identified a number of changes which will better support the achievement of the Group’s key business drivers; and will help the retention of high performing senior executives, particularly in the context of the US talent market. The changes and the revised policy for 2008 are set out below. In accordance with Smith and Nephew’s normal practice, all of the major changes have been discussed with the Group’s principal shareholders.

For 2008, the following changes have been made to executive incentive arrangements:

•	The Co-Investment Plan will no longer be operated except as it relates to the 2007 bonus.

•	A new Deferred Bonus Plan will be introduced for 2008. Annual bonus opportunities (at target level and above) have been adjusted to reflect both the cessation of the Group’s Co-Investment Plan and the requirement that a portion of executives’ bonuses will be compulsorily deferred. The cash bonus opportunity remains unchanged. Bonus deferral will only apply to bonus awards earned at target level and above.

•

The Performance Share Plan (“PSP”) has been changed to enable more effective use of performance measures. New targets will apply from 2008 onwards, which re-balance the focus on strong financial performance whilst continuing to incentivise the achievement of superior shareholder returns.

•

Shareholder approval is being sought at the AGM on 1 May 2008 to increase the limit of the initial market value of awards for executive directors made under the PSP to 150% of a participant’s basic salary. Were upper decile total shareholder return (“TSR”) achieved, the maximum market value of an award (at grant) would increase to 225% of salary. This amendment is necessary to implement the change of policy which was announced in the 2006 Remuneration Report.

•

The level of shareholding that executive directors are required to build up and maintain has been doubled to 200% of salary, in order to strengthen further the link between executives’ and shareholders interests.

The Principal Components of Remuneration

The remuneration package for the Company’s senior executives for 2008 comprises the following elements:

•	Basic salary;

•	Annual bonus with a deferred element under the Deferred Bonus Plan;

•	Long-term incentives, comprising Performance Share Plan awards and share options; and

•	Pension entitlement and other benefits

(a) Basic Salary and Benefits

Basic salary reflects the responsibility of the position and individual performance. Salaries are reviewed annually with effect from 1 April each year. The basic salaries of the executive directors as at 1 January 2008 are:

David J. Illingworth	£675,000
Adrian Hennah	£475,000

The Group also provides certain benefits such as private healthcare coverage and a company car or allowance in line with competitive practice. The Remuneration Committee considers any pension consequences and costs to the Company when determining basic salary increases for executive directors and executive officers.

(b) Performance Related Bonus and Deferred Bonus Plan

For executive directors, the Group operates an annual bonus scheme. The scheme is designed to encourage outstanding performance. In 2008, 75% of the annual bonus will be based on annual growth in EPSA and 25% will be based on personal objectives underpinned by asset velocity measurements.

To encourage executives to build-up and maintain a significant shareholding, a new Deferred Bonus Plan will operate from 2008. Under the plan, one third of any bonus earned at target level or above by an executive director will be compulsorily deferred into shares which vest, subject to continued employment, in equal annual tranches over three years (i.e. one third each year). No further performance conditions will apply to the deferred shares. No bonus deferral occurs for below target level performance.

The maximum annual bonus opportunity for executive directors in 2008 will be increased from 100% to 150% of annual salary, of which one third will be compulsorily deferred. The maximum cash bonus opportunity therefore remains unchanged at 100% of salary. The target bonus award for 2008 will be increased from 65% to 100% of salary. The cash bonus opportunity below target level remains broadly unchanged. Bonuses are not pensionable.

For executive officers with corporate responsibilities, the 2008 annual bonus plan will be linked to EPSA growth, and personal objectives. For those executive officers with specific business unit responsibilities, targets will be linked to EPSA growth, sales growth, trading profit and margin of their respective business unit and personal objectives. One quarter of the annual bonus earned, if at target level or above, will be compulsorily deferred into shares, which vests in equal annual tranches over three years, subject to continued employment. No further awards will be made under the voluntary 2004 Co-Investment Plan.

For 2007, for executive directors, the annual bonus targets related 75% to annual growth in EPSA and 25% was based on personal objectives underpinned by asset velocity measurements. On this basis, the actual bonus earned in 2007 by executive directors is shown in the table on page 68 and ranged from 88% to 91% of annual basic salary.

(c) Long-Term Incentives

(i) Performance Share Plan

Following the review of remuneration policy, in 2008 the Remuneration Committee has amended the operation of the Performance Share Plan to make more effective use of the performance measures that apply to the awards. The new performance measures are aligned with Smith & Nephew’s growth strategy, and balance an enhanced focus on strong financial performance, with the alignment of executives’ and shareholder interests through providing additional reward opportunity linked to the creation of shareholder value.

From 2008 onwards, annual awards over shares made under the 2004 Performance Share Plan will only vest if pre-defined levels of EPSA growth are achieved. The number of shares that are delivered may be increased if superior total shareholder returns are achieved. There is no retesting.

The Remuneration Committee considers the proposed targets to be suitably stretching to incentivise achievement of excellent financial performance. For future awards, the Remuneration Committee will continue to select performance measures in respect of each annual award at the level it considers appropriately stretching given the conditions in which the Company is operating.

The 2008 awards will vest subject to EPSA growth measured over the three-year performance period, based on the following performance targets:

•	25% of the award will vest if growth in EPSA over the three-year period ending 31 December 2010 is 43% (i.e. 13% per annum compounded annually).

•	50% of the award will vest if growth in EPSA over the three-year period ending 31 December 2010 is 64% (i.e. 18% per annum compounded annually).

•	100% of the award will vest if growth in EPSA over the three-year period ending 31 December 2010 is 82% (i.e. 22% per annum compounded annually).

In order to drive enhanced shareholder value and maintain close alignment of executives’ and shareholders’ interests, the number of shares delivered to executives may be increased, subject to the achievement of superior TSR measured against the major companies in the medical devices industry.

The TSR of the Group’s shares as listed on the London Stock Exchange will be measured over the performance period and compared with the TSR of the medical devices comparator companies using a common currency. If the Company’s TSR is positioned above median, the number of vested shares made available to the individual following the achievement of the EPSA targets will be increased by a multiplier as follows:

TSR ranking within comparator group	Multiplier
Median or below	No multiplier (i.e. 1.0)
Upper quartile	1.3 x
Upper decile or above	1.5 x

The multiplier increases on a straight line basis between the above points.

TSR will be measured relative to a tailored sector peer group of medical devices companies. The comparator companies in the benchmark comparator group for the 2008 awards which the Committee considers appropriate to the Company are:

Arthrocare	KCI
Bard	Medtronic
Baxter	Nobel Biocare
Becton Dickenson	Nuvasive
Boston Scientific	Orthofix
Coloplast Group	Stryker
Conmed	St Jude Medical
Covidien	Synthes-Stratec
Edwards Life Sciences Corp	Wright Medical
Johnson & Johnson	Zimmer

In 2007, the Remuneration Committee decided to make awards to executive directors under the Performance Share Plan with a market value of 150% of basic salary. As this was in excess of the normal individual limit of 100% of salary, these awards were made under Rule 9.4.2 of the Listing Rules. This was considered necessary to deliver market competitive remuneration and retain executives, particularly in the context of pressures faced from the US medical devices industry talent market.

In order to maintain the competitive positioning of the remuneration policy, shareholder approval is being sought at the AGM to be held on 1 May 2008 to increase the individual limit of the initial market value of awards under the plan for executive directors to 150% of basic salary. Subject to shareholder approval, for 2008, the initial market value of awards made to executive directors will be equivalent to 150% of their basic annual salary. The initial market value of the awards made to executive officers will be equivalent to 75% of their basic annual salary. These values are before the application of the TSR multiplier.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Deloitte & Touche LLP. Awards made in 2007 were divided equally into two tranches, so as to measure TSR relative to the FTSE 100 and major companies in the medical devices industry respectively. In relation to either tranche, if the Group ranks at median, 25% of the award of that tranche will vest and if the Group is at the 75th centile then all of the shares of that tranche will vest. Between the median and 75th centile, the shares will vest on a straight-line basis. If the Group is above the 75th centile, then the number of shares increases above the award on a straight-line basis up to a maximum of 150% of the award if the Group is ranked at or above the 90th centile.

For awards made in 2005, 17% vested as the Company was ranked 77th in the FTSE 100 comparator group and 9th in the medical devices group.

(ii) Executive Share Options

Share options will continue to be granted under the 2004 Executive Share Option Plan and 2001 UK Approved Plan for executive directors. Under the 2004 Plan, the maximum market value of options which may be granted each year is equivalent to the basic annual salary of the participant. Share options are exercisable up to ten years from the date of grant and are only exercisable if graduated target levels of growth in EPSA over the three-year performance period are achieved, beginning with that in which the share option is granted. Options granted under the 2001 UK Approved Plan up to a value of £30,000 will form part of the overall grant. Performance conditions for these awards will be the same as for the 2004 Plan.

The target levels of performance are set by the Remuneration Committee for each grant. For 2008, the performance targets for executive directors will be: 25% of the options will vest if growth in EPSA over the three-year period ending 31 December 2010 is 43% (i.e. 13% compounded annually) with 50% vesting if such growth is 64% (i.e. 18% compounded annually). Only if growth in EPSA over that period exceeds 82% (i.e. 22% compounded annually) will all of the options vest. Share options will vest pro rata on a straight-line basis if growth in EPSA is between these levels. There is no retesting of performance conditions.

For awards made in 2007, 25% of the options will vest if growth in EPSA over the three-year period ending 31 December 2009 is 26% (i.e. 8% compounded annually) with 50% vesting if such growth is 40% (i.e. 12% compounded annually). Only if growth in EPSA over that period exceeds 64% (i.e. 18% compounded annually) will all of the options vest. Share options will vest pro rata on a straight-line basis if growth in EPSA is between these levels. There is no retesting of performance conditions.

To be aligned with practice in the US market, from 2008 US-based executives below executive director level will participate in the 2001 US Share Plan, which vests in equal annual tranches over three years, and will not be subject to performance conditions. Awards granted to UK senior executives below executive director level will be granted under the 2001 plan, which vests after three years subject to the achievement of appropriate EPSA targets.

For options granted in 2005 under the 2004 Executive Share Option Plan, 40% of the awards vested as EPSA growth was 39% over the three year performance period.

(iii) Co-investment Plan

The 2004 Co-Investment Plan enabled executive directors and senior executives to take part of their annual bonus in the form of shares. Under the Plan, the participant elected the level of bonus to be used for this purpose up to a maximum of one half of annual gross bonus capped at 20% of basic annual salary. The net amount of the gross amount elected was then used to purchase shares.

For the March 2008 award (based on executives 2007 elections), and provided such shares are held for three years and the participant remains employed within Smith & Nephew, the participant will be entitled to matching shares if the Company achieves a target level of growth in EPSA over that three year period of 60% (i.e. 17% compounded annually). At this level, the participant is entitled to one matching share for every share acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is 70% (i.e. 19% compounded annually) or more, the participant is entitled to two matching shares for each share acquired out of the gross equivalent amount of the net bonus used to acquire shares. There is no sliding scale or pro rata vesting of matching awards between these performance levels, nor is there any retesting.

For the 2007 award, provided such shares are held for three years and the participant remains employed within the Group, the participant will be entitled to matching shares if the Group achieves a target level of growth in EPSA over that three-year period of 40% (ie. 12% compounded annually). At this level the participant is entitled to one matching share for every share acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is 50% or more the participant is entitled to two matching shares for each share acquired out of the gross equivalent amount of the net bonus applied to shares. There is no sliding scale or pro rata vesting of matching awards between these performance levels, nor is there any retesting. For awards made in 2005, no matching shares were awarded as EPSA growth over the three year performance period of 39% was below the target of 48%.

(iv) Restricted stock awards

The issue of restricted stock to senior executives is considered in exceptional circumstances subject to the approval of the Remuneration Committee. During the year a restricted stock award was made to David J. Illingworth on his appointment as Chief Executive. This award was made under Rule 9.4.2 of the Listing Rules and will vest on 1 January 2010 subject to Earnings Improvement Programme performance targets. Any vested shares from this award will not be pensionable.

(d) Shareholding requirements

Senior executives are expected to build and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 200% of basic salary within five years and executive officers are required to accumulate a personal holding equivalent to 150% of basic salary within five years.

(e) Pensions

Pensions — UK

UK based executive directors and executive officers have a normal retirement age of 62. Those commencing employment after 2002 either participate in the defined contribution plan to which a company contribution of 30% of base salary is made or have a non-pensionable, non-bonusable salary supplement of 30% of base salary. Death in service cover of seven times salary (of which four times is provided as a lump sum) is provided on death.

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

Other Long-Term Incentive Plans

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

Under the 2001 UK Approved Share Option Plan, the 2001 UK Unapproved Share Option Plan and the 2001 US Share Plan the Remuneration Committee determines the maximum value of options to be granted to executives by reference to multiples of salary for those executives not eligible for the 2004 share plan.

With the exception of the 2001 US Share Plan, the exercise of these options is subject to EPSA growth of not less than RPI plus 3% per annum, on average, in a period of three consecutive years. From 2005, there is no retesting of the performance conditions. Performance conditions were selected to be in line with market practice at the time. The awards made in 2005 will vest in 2008 as EPSA growth over the three year performance period exceeded the RPI +3% target. Options granted under the 2001 US Share Plan, in line with US market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. For awards made in 2008 and thereafter, options granted under the 2001 US Share Plan will vest in equal tranches over three years to keep in line with senior executives. Awards of restricted stock under the 2001 US Share Plan are not subject to performance targets but are subject to the executive remaining with the Group for a specified period, normally two years.

Executive share options under all schemes are not offered at a discount to the market value at the time of grant and would vest on a change in control.

UK executive directors and executive officers are eligible to participate in the Smith & Nephew Employee Share Option Scheme (Sharesave) and US executive directors and executive officers are eligible to participate in the Employee Stock Purchase Plan. Both these plans are available to all UK or US employees with three months service and are not subject to performance conditions.

Total Reward Composition

The general statement on Remuneration Policy on page 61 sets out the approach taken when setting different elements of pay. In 2007, excluding pension entitlements, the composition of remuneration for both David J. Illingworth and Adrian Hennah was: base pay (fixed) 20%, annual bonus (variable) 20%, and long-term incentives (variable) 60%.

The following table provides a comparison of variable remuneration of executive directors and executive officers and business unit management shown as a percentage of salary for 2007. Except for the annual bonus, the components are measured over a three year period.

	Annual bonus	Performance Share Plan	Share option Plan	Co-investment Plan
Executive Directors and executive officers	0% to 100% depending on performance	Equal to 150% of salary (75% for executive officers) for 75th centile TSR	Equal to 50% of salary for EPSA growth of 40%	Maximum 20% of salary with 1 to 1 matching at EPSA growth of 40%

GBU Executives	0% to 80% depending on performance	Equal to 50% of salary for 75th centile TSR	Equal to 50% of salary for EPSA growth of 40%	Maximum 20% of salary with 1 to 1 matching at EPSA growth of 40%

Service Contracts

All appointments of executive directors are intended to have twelve month notice periods, but it is recognised that for some new appointments a longer period may initially be necessary for competitive reasons, reducing to twelve months thereafter. Accordingly, the Remuneration Committee approved that, for the appointment of David J. Illingworth as Chief Executive, the notice period on appointment would effectively be 24 months, reducing to 12 months on the expiry of the initial term.

David J. Illingworth, appointed to the Board of Directors in February 2006, has a service agreement dated June 2007, the date of his appointment as Chief Executive which expires on his 62nd birthday in 2015. Adrian Hennah, appointed to the Board of Directors in June 2006, has a service agreement dated June 2006 which expires on his 62nd birthday in 2019. The service agreement for David J. Illingworth is terminable by the Company on not more than 24 months notice reducing to 12 months after the initial term. Adrian Hennah’s service agreement is terminable by the Company on 12 months notice. The agreements are terminable by the executive director on six months notice. There is no enhancement of termination rights on a change of control of the Group. During 2007 termination of the contract by the Group, except for ‘cause’, would have effectively entitled David J. Illingworth to 24 months basic salary reducing to 12 months after the initial 24 months and Adrian Hennah to 12 months basic salary plus a bonus at target of 50%, a contribution to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the 2004 senior executive share plans entitlement. The Group has a policy of not rewarding failure and the Committee will review all circumstances in determining whether to invoke mitigation. Sir Christopher O’Donnell, whose service agreement was due to expire in October 2008, retired in July 2007.

External Non-executive Directorships

Currently, neither of the executive directors is a non-executive director of another company. Such appointments would be subject to the approval of the Nominations Committee and are restricted to one appointment for each executive director.

Non-executive Directors

Non-executive directors do not have service contracts but instead have letters of appointment. Non-executive directors are normally appointed for three terms of three years terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a six month notice period. The remuneration of the non-executive directors is determined by the Nominations Committee which aims to set fees that are competitive with other companies of equivalent size and complexity. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to their annual basic fee, within three years.

The Chairmen of the Audit and Remuneration Committees and the Senior Independent Director receive an extra £8,500 for their additional responsibilities. In 2007, Dr. Rolf Stomberg waived his extra fee entitlement due to him as Senior Independent Director. Fee arrangements were amended in 2007 whereby an additional fee of £3,000 is paid to non-executive directors each time inter-continental travel is necessary to attend company business meetings.

The information set out on pages 68 to 71 has been audited by Ernst & Young.

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits (i)	Bonus	Salary supplement in lieu of pension	Total 2007	Total 2006
	(£ thousands)
Chairman (non-executive):
John Buchanan (ii)	325	–	–	–	325	235

Executive Directors:
David J. Illingworth (iii)	568	67	463	101	1,199	680
Adrian Hennah (iv)	469	20	433	141	1,063	502

Non-executive Directors:
Dr. Rolf W. H. Stomberg	62	–	–	–	62	56
Warren D. Knowlton	68	–	–	–	68	56
Richard De Schutter	60	–	–	–	60	47
Dr. Pamela J. Kirby	54	–	–	–	54	47
Brian Larcombe	54	–	–	–	54	47

Former Directors:
Sir Christopher O’Donnell (v)	447	11	382	134	974	1,331
Dudley G. Eustace (vi)	–	–	–	–	–	83
Peter Hooley (vii)	–	–	–	–	–	422

Total	2,107	98	1,278	376	3,859	3,506

(i)	Benefits shown in the table above include cash allowances and benefits in kind.
(ii)	Appointed in April 2006.
(iii)	Benefits include £49,000 for tax equalisation purposes.
(iv)	Appointed in June 2006.
(v)	Retired in July 2007.
(vi)	Retired as chairman in April 2006.
(vii)	Retired as executive director in June 2006.

(a) Pensions

	Accrued pension as at 1 Jan 2007	Decrease in accrued pension excluding inflation	Increase in accrued pension due to inflation	Accrued pension at 31 Dec 2007	Transfer value of accrued pension at 1 Jan 2007	Directors’ contributions during 2007	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at 31 Dec 2007
	(£ thousands per annum)				(£ thousands)
David J. Illingworth	2	–	–	2	6	–	–	6
Former Director:
Sir Christopher O’Donnell	322	(17)	6	311	6,366	–	1,507	7,873

An amount of £78,000 (2006 — £110,000) was provided under the US defined contribution arrangements for David J. Illingworth. Additionally an amount of £34,000 (2006 — nil) was provided under an International pension plan for David J. Illingworth.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation have been paid to past directors.

(b) Directors’ Share Options

	Options 1 Jan 2007		Granted during 2007		Exercise price of options granted	Exercised during 2007	Lapsed during 2007		Options 31 Dec 2007 or on ceasing to be a director	Average exercise price	Range of exercisable dates of options held at 31 Dec 2007
	(Number)		(Number)		(p)	(Number)	(Number)		(Number)	(p)	(Date)
David J. Illingworth	364,515		–			–	(110,157)		254,358	481.6	03/03-03/16
	–		50,000		627.7	–	–		50,000	627.7	01/08-02/17
	–		54,813		626.5	–	–		54,813	626.5	03/10-03/17
	–		55,691		615.0	–	–		55,691	615.0	06/10-06/17
	–		50,000		604.0	–	–		50,000	604.0	01/08-08/17

Total	364,515		210,504			–	(110,157	)(ii)	464,862

Adrian Hennah	103,686		–			–	–		103,686	434.0	06/09-06/16
	–		71,827		626.5	–	–		71,827	626.5	03/10-03/17
	–		2,107	(iii)	455.5	–	–		2,107	455.5	11/10-04/11

Total	103,686		73,934			–	–		177,620

Former Director:
Sir Christopher O’Donnell	369,137		–			–	(104,714)		264,423	532.5	05/07-09/09
	–		115,722		626.5	–	(92,726)		22,996	626.5	03/10-09/10
	2,715	(iii)	–		–	–	(1,925)		790	348.0	08/07-02/08
	548,269	(vi)	–		–	–	–		548,269	–	07/03-02/08
	–		44,572	(v)	–	–	–		44,572	–	08/07-02/08

Total	920,121		160,294	(vii)		–	(199,365	)(iv)	881,050

(i)	Options granted under Executive Share Option Plans prior to 2007 were granted at prices below the market price at 31 December 2007 of 580p.
(ii)	Two tranches of 50,000 options granted in 2006 lapsed as the performance criteria was not met and 10,157 options granted in 2004 lapsed as the performance criteria was only partially met.
(iii)	Options granted under the UK Sharesave schemes.
(iv)	25,570 options lapsed in 2007 as the performance conditions of the 2004 grant were only partially met. 173,795 options lapsed as a result of Sir Christopher O’Donnell’s retirement in July 2007.
(v)	Nil cost options acquired through the vesting of the 2004 Co-Investment plan award.
(vi)	Nil cost options acquired through the vesting of LTIP awards.
(vii)	Options granted to Sir Christopher O’Donnell in the year were granted prior to his retirement.

The range in the market price of the Company’s Ordinary Shares during the year was 533p to 650p and the market price at 31 December 2007 was 580p. There were no share option exercises by Directors in service during the year. Sir Christopher O’Donnell exercised options subsequent to his retirement and realised a total gain of £3,333,368, consisting of £3,331,282 from the exercise of nil cost options under the 1997 LTIP and £2,086 from the exercise of the UK sharesave options (2006 — Peter Hooley gain of £1,752,774 in the year).

100,000 options granted during 2007 to David J. Illingworth under the 2001 US Share Plan vested on 6 February 2008 as the performance criterion of Group trading profit exceeding budgeted trading profit was met. On the same date, 26,875 of the options that were granted to David J. Illingworth in 2005 under the 2004 Executive Share Option Plan lapsed as only 40% of the original grant vested in accordance with performance criterion.

(c) Long-Term Incentive Plan Awards

	Award type	Maximum number of shares awarded at 1 Jan 2007	Awards during the year		Market price on award	Vested Award	Market price on vesting	Lapsed award		Number of shares awarded at 31 Dec 2007 or on ceasing to be a director	Latest performance period
		(Number)	(Number)		(p)	(Number)	(p)	(Number)		(Number)	(Year)
David J. Illingworth	PSP	141,440	–		–	–	–	(33,700)		107,740	2008
	PSP	–	83,536	(i)	619.0	–	–	–		83,536	2009
	PSP	–	80,860	(i)	626.5	–	–	–		80,860	2009
	RSA	96,710	81,300	(ii)	619.0	(48,355)	580.0	–		129,655	2009

Total		238,150	245,696			(48,355)		(33,700	)(vi)	401,791

Adrian Hennah	RSA	57,603	–		–	–	–	–		57,603	2009
	PSP	103,686	107,740		626.5	–	–	–		211,426	2009

Total		161,289	107,740			–		–		269,029

Former Director:
Sir Christopher O’Donnell	LTIP	–	24,175	(iii)	619.0	(24,175)	619.0	–		–	–
	LTIP	–	31,013	(iii)	568.0	(31,013)	568.0	–		–	–
	LTIP	–	29,627	(iv)	–	(29,627)	–	–		–	–
	PSP	369,136	173,582	(i)	626.5	–	–	(332,114)		210,604	2009

Total		369,136	258,397			(84,815)		(332,114	)(v)	210,604

(i)	Awards under 2004 Performance Share Plan. Subject to attainment of performance conditions, a further 50% of the award may vest.
(ii)	Award of restricted stock. Vesting is subject to achieving pre-determined targets under the EIP.
(iii)	Awards of anniversary bonus shares under previous LTIP.
(iv)	Receipt of shares from re-investment of cash dividends under previous LTIP. At the date of vesting the market price was 607p.
(v)	The 2004 award of 113,140 lapsed as the performance criteria were not met and awards over 218,974 shares lapsed on the retirement of Sir Christopher O’Donnell.
(vi)	The 2004 award of 33,700 lapsed as the performance criteria were not met.

83% of the awards made in 2005 under the 2004 Performance Share Plan lapsed on 6 February 2008 as the performance criteria were not met. As a result, 27,714 awards lapsed in respect of David J. Illingworth’s award and 87,593 awards lapsed in respect of Sir Christopher O’Donnell’s award.

(d) Co-investment Plan Awards

The number of matched shares to be allocated to each Executive Director is subject to the growth in EPSA over a three-year period. Details of the Plan can be found on pages 64 and 65.

	Total matched Award as at 1 Jan 2007	Shares acquired with net bonus in March 2007 (i)	Matched Share award during year	Matched award vested during year (ii)	Lapsed awards		Total Matched Share award at 2 x gross bonus held at 31 Dec 2007 or at date ceasing to be Director
David J. Illingworth	58,520	5,450	16,170	(17,040)	–		57,650
Adrian Hennah	–	7,834	27,042	–	–		27,042
Former Director:
Sir Christopher O’Donnell	129,674	13,411	46,288	(44,572)	(60,880	)(iii)	70,510

(i)	Market price at date of award in March 2007 was 633.0 p
(ii)	Market price at date of award which vested in 2007 was 547.5p, and the market price on the date of vesting was 626.0p.
(iii)	Awards lapsed during the year due to retirement in July 2007.

Awards made in 2005 to Sir Christopher O’Donnell (41,630 shares) and David J. Illingworth (17,780) under the 2004 Co-investment Plan lapsed on 6 February 2008 as the performance conditions were not met.

Senior Management Remuneration

The Group’s administrative, supervisory and management body (‘the senior management’) comprises, for US reporting purposes, executive directors and the executive officers.

In respect of the financial year 2007 the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to the senior management for the year was £7,409,000, the aggregate decrease in accrued pension benefits was £1,800 as a number of executives took a lump sum on retirement and the aggregate amounts provided for under the supplementary schemes was £272,000.

During 2007 senior management were granted options over 636,998 shares and 113,360 restricted stock awards under the Executive Share Option Plans, over 2,107 shares under the employee Sharesave schemes and awarded 465,578 shares and 40,228 ADSs under the 2004 Performance Share Plan and 110,166 shares and 8,160 ADSs under the Co-investment Plan. As of 12 March 2008 the senior management (9 persons) owned 55,972 shares and 31,355 ADSs, constituting less than 1% of the issued share capital of the Company. Senior Management also held, as of this date, options to purchase 1,317,802 shares; 440,333 restricted stock awards and 350,480 shares and 80,917 ADSs awarded under the Performance Share Plan and 30,552 shares and 18,544 ADSs under the Co-investment Plan.

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	12 March 2008 (i)		31 December 2007		1 January 2007 or date appointed
	Shares (ii)	Options	Shares (ii)	Options	Shares (ii)	Options
	(Number)
John Buchanan	121,131	–	121,131	–	60,351	–
David J. Illingworth (iii)	50,000	–	50,000	–	50,000	–
David J. Illingworth	51,045	437,987	51,045	464,862	31,855	364,515
Adrian Hennah	7,834	177,620	7,834	177,620	–	103,686
Brian Larcombe	20,000	–	20,000	–	5,000	–
Dr. Pamela J. Kirby	8,500	–	8,500	–	8,500	–
Dr. Rolf W. H. Stomberg	13,092	–	13,092	–	13,092	–
Warren D. Knowlton	59,501	–	59,501	–	54,001	–
Richard De Schutter	250,000	–	250,000	–	250,000	–

(i)	The latest practicable date for this Annual Report.
(ii)	Holdings of the directors together represent less than 1% of the Ordinary Share Capital of the Company.
(iii)	Following the redenomination of Ordinary Shares into US Dollars, on 23 January 2006, Sir Christopher O’Donnell was issued with 50,000 £1 Deferred shares. On his retirement in July 2007 these were transferred to David J. Illingworth. These shares are not listed on any Stock Exchange and have extremely limited rights attached to them.

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

By order of the Board, 18 March 2008:

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

The directors are required to prepare Group accounts for each financial year, in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group accounts, the directors are required to:

•	Select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;

•	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

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

INDEPENDENT AUDITORS’ UK REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Group accounts of Smith & Nephew plc for the year ended 31 December 2007 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense, and the related Notes 1 to 41. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company accounts of Smith & Nephew plc for the year ended 31 December 2007 and on the information in the Remuneration Report that is described as having been audited.

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

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report and the Group accounts in accordance with applicable United Kingdom law and International Financial Reporting Standards (“IFRS”) as adopted by the European Union as set out in the Directors’ Responsibilities for the Accounts.

Our responsibility is to audit the Group accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group accounts give a true and fair view, the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether, in our opinion, the information given in the Directors’ Report is consistent with the Group accounts. The information given in the Directors’ Report includes that specific information presented in the “Introduction and Financial Summary” that is cross referenced from the “Operating and Financial Review” section of the Directors’ Report.

We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Group’s compliance with the nine provisions of the 2006 Combined Code, Principles of Corporate Governance and Code of Best Practice specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

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

Opinion

In our opinion the Group accounts:

•	give a true and fair view in accordance with IFRSs as adopted by the European Union of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended;

•	the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the Group accounts.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group Accounts, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board.

In our opinion the Group Accounts give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended.

Ernst & Young LLP

Registered auditor

London, England

18 March 2008

INDEPENDENT AUDITORS’ US REPORTS

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2007 and 2006, and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2007. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2007 and 2006, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2007, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Smith & Nephew plc’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 18 March 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

18 March 2008

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting” on page 57. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying “Management’s Report on Internal Control over Financial Reporting” on page 57, Management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of the Plus entities which are included in the 2007 consolidated accounts of Smith & Nephew plc and constituted 8% and 13% of total and net assets as of 31 December 2007 and 6% and 17% (loss) of revenues and attributable profit, respectively, for the year then ended. Our audit of internal controls over financial reporting of Smith & Nephew plc also did not include an evaluation of the internal controls over financial reporting of the Plus entities.

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2007 and 2006, and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2007 and our report dated 18 March 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

18 March 2008

GROUP INCOME STATEMENT

	Years ended 31 December
	2007	2006 (i)		2005 (i)
	($ million, except per Ordinary Share amounts)
Revenue — (Note 3)	3,369	2,779		2,552
Cost of goods sold	(994)	(769)		(754)

Gross profit	2,375	2,010		1,798
Selling, general and administrative expenses — (Note 4)	(1,740)	(1,353)		(1,254)
Research and development expenses	(142)	(120)		(122)

Operating profit — (Notes 3 and 4)	493	537		422
Interest receivable — (Note 8)	10	19		27
Interest payable — (Note 8)	(40)	(9)		(18)
Other finance income/(costs) — (Note 9)	6	3		(3)

Profit before taxation	469	550		428
Taxation — (Note 10)	(153)	(156)		(126)

Profit from continuing operations	316	394		302
Discontinued operations:
Share of results of the joint venture — (Note 16)	–	–		31
Net profit on disposal of the joint venture — (Note 16)	–	351		–

Profit from discontinued operations	–	351		31

Attributable profit for the year — (ii)	316	745		333

Earnings per Ordinary Share (ii) — (Note 12)
Including discontinued operations:
Basic	34.2 ¢	79.2	¢	35.5	¢
Diluted	34.1 ¢	78.9	¢	35.3	¢
Continuing operations:
Basic	34.2 ¢	41.9	¢	32.2	¢
Diluted	34.1 ¢	41.7	¢	32.0	¢
Discontinued operations:
Basic	–	37.3	¢	3.3	¢
Diluted	–	37.2	¢	3.3	¢

(i)	The presentation of the Group Income Statement has been changed — see Note 1 of the Notes to the Group Accounts.

(ii)	Attributable to equity holders of the Parent Company.

GROUP BALANCE SHEET

	At 31 December
	2007	2006
	($ million)
ASSETS
Non-current assets:
Property, plant and equipment — (Note 13)	743	635
Goodwill — (Note 18)	1,198	640
Intangible assets — (Note 14)	449	191
Investments — (Note 15)	9	10
Investments in associates — (Note 17)	11	–
Deferred tax assets — (Note 25)	135	110

	2,545	1,586

Current assets:
Inventories — (Note 19)	837	619
Trade and other receivables — (Note 20)	898	680
Cash and bank — (Note 21)	170	346

	1,905	1,645

TOTAL ASSETS	4,450	3,231

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Called up equity share capital — (Note 26)	190	189
Share premium account — (Note 27)	356	329
Treasury shares — (Note 29)	(637)	(1)
Other reserves — (Note 27)	96	63
Accumulated profits — (Note 27)	1,811	1,594

Total equity	1,816	2,174

Non-current liabilities:
Long-term borrowings — (Note 21)	36	15
Retirement benefit obligation — (Note 35)	184	154
Other payables due after one year — (Note 23)	47	3
Provisions due after one year — (Note 24)	33	34
Deferred tax liabilities — (Note 25)	63	35

	363	241

Current liabilities:
Bank overdrafts and loans due within one year — (Note 21)	1,442	119
Trade and other payables due within one year — (Note 23)	545	421
Provisions due within one year — (Note 24)	80	49
Current tax payable	204	227

	2,271	816

Total liabilities	2,634	1,057

TOTAL EQUITY AND LIABILITIES	4,450	3,231

The accounts were approved by the Board and authorised for issue on 18 March 2008 and are signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2007	2006	2005
	($ million)
Net cash inflow from operating activities
Profit before taxation	469	550	428
Add: net interest payable/(less: net interest receivable)	30	(10)	(9)
Depreciation, amortisation and impairment	228	166	177
Loss on sale of property, plant and equipment	9	3	3
Share based payment expense	23	14	13
Utilisation of Plus inventory stepped-up on acquisition	64	–	–
Increase in inventories	(84)	(37)	(77)
Increase in trade and other receivables	(35)	(30)	(52)
Decrease in trade and other payables and provisions	(11)	(150)	(111)

Cash generated from operations (i)(ii)	693	506	372
Interest received	10	19	27
Interest paid	(40)	(9)	(18)
Income taxes paid	(225)	(144)	(112)

Net cash inflow from operating activities	438	372	269

Cash flows from investing activities
Acquisitions — (Note 32)	(799)	(85)	(25)
Cash acquired with acquisitions — (Note 32)	18	2	–
Disposal of the joint venture — (Note 16)	–	537	–
Dividends received from the joint venture — (Note 16)	–	–	25
Capital expenditure	(200)	(231)	(202)
Disposal of property, plant and equipment	6	9	2

Net cash (used in)/provided by investing activities (iii)	(975)	232	(200)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	28	16	19
Treasury shares purchased	(640)	–	–
Cash movements in borrowings due within one year — (Note 30)	1,201	(5)	16
Repayment of Loan Notes — (Note 30)	(17)	(88)	–
Cash movements in borrowings due after one year — (Note 30)	(106)	(200)	18
Settlement of currency swaps — (Note 30)	(14)	(10)	(4)
Equity dividends paid	(105)	(96)	(91)

Net cash provided by/(used in) financing activities	347	(383)	(42)

Net (decrease)/increase in cash and cash equivalents	(190)	221	27
Cash and cash equivalents at beginning of year — (Note 30)	291	65	44
Exchange adjustments — (Note 30)	8	5	(6)

Cash and cash equivalents at end of year — (Note 30)	109	291	65

(i)	Includes $39m (2006 — $21m, 2005 — $7m) of outgoings on restructuring, rationalisation and acquisition integration costs and $86m of special pension fund contributions in 2005.

(ii)	After $23m (2006 — $33m, 2005 — $47m) unreimbursed by insurers relating to macrotextured knee revisions offset by a receipt of $22m (2006 — nil, 2005 — nil) from a successful legal settlement, $33m (2006 — $4m, 2005 — nil) of acquisition related costs and a legal settlement of $30m (2006 — nil, 2005 — nil).

(iii)	Discontinued operations accounted for nil (2006 — $537m, 2005 — $25m) of net cash flow from investing activities.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Years ended 31 December
	2007	2006	2005
	($ million)
Cash flow hedges — interest rate swaps:
— losses taken to equity	(2)	–	–
Cash flow hedges — forward foreign exchange contracts:
— (losses)/gains taken to equity	(12)	–	4
— (losses)/gains transferred to income statement for the year	–	(4)	12
Exchange differences on translation (ii)	94	59	(135)
Exchange on borrowings classified as net investment hedges	(47)	–	–
Cumulative translation adjustment on disposal of the joint venture — (Note 16)	–	(14)	–
Actuarial (losses)/gains on retirement benefit obligations	(22)	30	(14)
Taxation on items taken directly to or transferred from equity	8	(11)	3

Net income/(expense) recognised directly in equity	19	60	(130)
Attributable profit for the year (iii)	316	745	333

	335	805	203
Restatement for the effects of IAS 32 and 39 (i)	–	–	(10)

Total recognised income and expense for the year (iii)	335	805	193

(i)	On 1 January 2005 the balance sheet was restated for the effects of IAS 32 and 39.

(ii)	Exchange differences on translation in 2005 include differences arising between balance sheet date translation and the translation of share capital and share premium from Sterling to US Dollars at the rate of exchange on the date of redenomination which was 23 January 2006.

(iii)	Attributable to equity holders of the Parent Company.

NOTES TO THE GROUP ACCOUNTS

1.	General Information

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales under the Companies Act. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture and market medical devices in the sectors of orthopaedic reconstruction, orthopaedic trauma and clinical therapies, endoscopy and advanced wound management.

Presentation of financial information

The Group changed its presentational currency from Pounds Sterling to US Dollars with effect from 1 January 2006 as at that time the Group’s principal assets and operations were in the US and the majority of its operations were conducted in US Dollars. Additionally, the Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. Financial information for prior periods was restated from Pounds Sterling into US Dollars in accordance with IAS 21.

The cumulative translation reserve was set to nil at 1 January 2003 (i.e. the transition date to IFRS). All subsequent movements comprising differences on the retranslation of the opening net assets of non US Dollar subsidiaries and hedging instruments have been charged to the cumulative translation reserve included in “Other Reserves”. Share capital and share premium were translated at the rate of exchange on the date of redenomination.

As a result of the above, the presentational currency of the Group (i.e. US Dollars) for 2005 is different from the functional currency of the Company (i.e. Pounds Sterling).

Prior to 2006 the Group protected its equity, as measured in Pounds Sterling, by matching non-Sterling assets with non-Sterling liabilities principally by the use of currency swaps. Exchange movements on both the non-Sterling net assets and the hedging instruments were recorded as movements in “Other Reserves”. As hedging was effective up to the date of the change in functional currency, the Group has continued to present these as movements in “Other Reserves” as this hedging is regarded as valid in the comparator years. In 2005 the retranslation of the net Pounds Sterling assets results in the large exchange differences shown in the Group Statement of Recognised Income and Expense.

As required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) effective as at 31 December 2007. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) effective as at 31 December 2007.

The Group applied IFRS 1 First Time Adoption for International Financial Reporting Standards in 2005 to provide a starting point for reporting under IFRS. The Group’s date of transition to IFRS was 1 January 2003 and all comparative information in the financial statements was restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

IFRS 1 required an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 required the standards effective at the reporting date to be applied retrospectively. However, retrospective application was prohibited in some areas, particularly where retrospective application would require judgements by management about past conditions after the outcome of the particular transaction is already known. A number of optional exemptions from full retrospective application of IFRS were granted where the cost of compliance was deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management are set out in Note 2.

In the current year, the Group has altered the presentation of its income statement to present items by function as permitted by IAS 1. The presentation of prior years has been amended to conform to the current year presentation.

2.	Accounting Policies

The Group adopted IFRS 7 Financial Instruments: Disclosures in the financial year ended 31 December 2007. This is the Group’s initial application of the standard, which gives additional disclosures about the Group’s financial instruments. Additionally the Group adopted the amendment to IAS 1 Presentation of Financial Statements in the year ended 31 December 2007. This amendment gives additional information about the Group’s objectives, policies and processes for managing capital. The significant accounting policies adopted in the preparation of the Group’s accounts are set out below:

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

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and all the subsidiaries, associates and the joint venture for the periods during which they were members of the Group.

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

Interest in BSN Medical Joint Venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. The Group’s interest in the results and assets and liabilities of its joint venture BSN Medical, which was a jointly controlled entity prior to disposal, were included in the accounts using the equity method of accounting.

Investments in Associates

Investments in associates, being those entities over which the Group has a significant influence and which are neither a subsidiary or a joint venture, are accounted for using the equity method, with the Group recording its share of the associate’s net income and equity. The Group’s share in the results of its associates is included in one separate income statement line and is calculated after deduction of their respective taxes and minority interests.

2.	Accounting Policies — (continued)

Minority Interests

Minority interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity. The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised. Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes since the date of the combination.

The Group applies a policy of treating transactions with minority interests as transactions with equity holders of the Parent Company. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity.

Non-Current Assets Held for Sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale rather than from continued use. Assets held for sale are valued at the lower of their carrying amount and fair value less costs to sell. The Joint Venture in BSN Medical was classified as such from 1 October 2005.

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

Foreign Currencies

Balance sheet items of foreign operations and foreign currency borrowings are translated into US Dollars on consolidation at year end rates of exchange. Income statement items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at average rates as an approximation to actual transaction rates, with actual transaction rates used for large one off transactions.

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

The following are recorded as movements in Other reserves: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at average and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows. All other exchange differences are dealt with in arriving at profit before taxation. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation, net of related movements on hedging instruments, would be recycled from equity into income.

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

2.	Accounting Policies — (continued)

would either increase or decrease Other reserves depending on historic exchange rate fluctuations with the corresponding movement taken to “Accumulated profits”. Gains or losses on the disposals of foreign operations in the future would be different as a result of the different amount of recycled cumulative translation differences.

Taxation

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising between the carrying amount of assets and liabilities in the accounts and the corresponding tax bases used in computation of taxable profit.

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

Goodwill and Intangible Assets

Goodwill recognised prior to the date of transition to IFRS is stated at net book value as at that date. Goodwill recognised subsequent to 1 January 2003, representing the excess of purchase consideration over the Group’s share of the fair value of net assets acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually.

Purchased intangibles, including purchased patents, know-how, trademarks, licences and distribution rights are capitalised at cost and amortised on a straight line basis over their estimated useful economic lives. The estimated useful economic life of an intangible asset ranges between 3 and 20 years depending on its nature.

Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware (e.g. its operating system) is capitalised as plant and equipment.

Research and Development

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products means that development costs should not be capitalised as intangible assets until products receive approval from the appropriate regulatory body. Substantially all development expenditure is complete by the time the product is submitted for regulatory approval. Consequently expenditure on research and development is expensed as incurred.

2.	Accounting Policies — (continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful economic lives and the terms of the leases. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives. Assets in course of construction are not depreciated until they are brought into use.

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

Rentals payable under operating leases are expensed in the income statement on a straight line basis over the term of the relevant lease.

Investments and Other Financial Assets

Investments other than those related to associated companies are initially recorded at fair value plus transaction costs on the trade date. The Group holds an investment in an entity that holds mainly unquoted equity securities, which is classed as “available for sale” and carried at fair value. The fair value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in equity except where management considers that there is objective evidence of an impairment of the underlying equity securities, whereupon an impairment is recognised as an expense immediately.

Loans and receivables are carried at amortised cost, less any allowances for uncollectible amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and other receivables are classified as “Trade and other receivables” in the balance sheet.

2.	Accounting Policies — (continued)

Inventories

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought-in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost. Inventory acquired as part of a business combination is valued at selling price less costs of disposal and a profit allowance for selling efforts.

Reconstruction and trauma instruments are generally not sold but lent to customers and distributors for use in orthopaedic surgery. They are recorded as inventory until they are deployed at which point they are transferred to plant and equipment and depreciated over their useful economic lives.

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

Derivative Financial Instruments

Management has elected to use the exemption under IFRS 1 not to present comparative information prior to 1 January 2005 in compliance with IAS 32 and IAS 39. UK GAAP continues to apply to financial instruments prior to 1 January 2005.

Derivative financial instruments are recorded initially at fair value and then for reporting purposes are remeasured to fair value at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast third party and intercompany transactions are recognised directly in equity until the associated asset or liability is recognised. Amounts deferred in this way are recognised in the income statement in the same period in which the hedged firm commitments or forecast transactions are recognised in the income statement.

Currency swaps to match foreign currency net assets with foreign currency liabilities are fair valued at year end. Currency swaps are classified as financial assets or liabilities at fair value through profit or loss with changes in fair value recognised in the income statement. Changes in the fair values of currency swaps that are designated and effective as net investment hedges are matched in equity against changes in value of the related net assets.

Interest rate swaps transacted to fix interest rates on floating rate borrowings are accounted for as cash flow hedges and changes in the fair values resulting from changes in market interest rates are recognised in equity.

Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement in other finance income/(costs) as they arise.

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

Recognition of Financial Assets and Liabilities

Financial assets and liabilities are recognised in the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument. Regular way purchases and sales of financial assets are recognised on a trade date basis. The Group carries borrowings in the Balance Sheet at amortised cost.

2.	Accounting Policies — (continued)

Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, the employer’s portion of past and current service cost is charged to operating profit, with the interest cost net of expected return on assets in the plans reported within other finance costs. Actuarial gains or losses are recognised directly in equity such that the balance sheet reflects the plan’s surplus’ or deficits as at the balance sheet date. Where defined contribution plans operate, the contributions to these plans are charged to operating profit as they become payable.

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet liability, operating profit and finance costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. In making these judgements management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

Share Based Payment

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value at the grant date is calculated using option pricing models and the corresponding expense is recognised over the vesting period.

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

Contingencies and Provisions

In the normal course of business the Group is involved in numerous legal disputes. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties, legal and associated expenses are charged to the income statement as incurred. Contingent assets are not recognised in the accounts.

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

2.	Accounting Policies — (continued)

Adjusted Earnings Per Share

Adjusted earnings per share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. Adjusted attributable profit is the numerator used for this measure. A reconciliation from attributable profit to adjusted attributable profit is included in Note 12 of the Notes to the Group Accounts. The Group has identified the following items, where material, as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation of acquisition intangible assets; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon.

3(a).	Business Segmental Analysis

For management purposes, the Group is organised into four business segments — Reconstruction, Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management. These business segments are the basis on which the Group reports its primary segment information.

Responsibility for the Group’s spinal products was transferred from the Endoscopy business to the Trauma and Clinical Therapies business with effect from 1 January 2007. Spinal products are now reported within the Trauma and Clinical Therapies segment and comparative periods have been amended to conform to current year presentation.

	2007	2006	2005
	($ million)
Revenue
Reconstruction	1,240	919	829
Trauma and Clinical Therapies	618	514	453
Endoscopy	732	648	591
Advanced Wound Management	779	698	679

	3,369	2,779	2,552

There are no material sales between business segments.

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets; significant restructuring events; and gains and losses arising from legal disputes and uninsured losses. Operating profit reconciles to trading profit as follows:

	2007	2006	2005
	($ million)
Operating profit	493	537	422
Acquisition related costs — (Note 5)	111	20	–
Restructuring and rationalisation expenses — (Note 6)	42	–	84
Legal settlement — (Note 7)	30	–	–
Amortisation of acquisition intangibles — (Note 14)	30	14	11

Trading profit	706	571	517

	2007	2006	2005
	($ million)
Trading profit
Reconstruction	295	233	206
Trauma and Clinical Therapies	128	101	93
Endoscopy	147	123	122
Advanced Wound Management	136	114	96

	706	571	517

3(a).	Business Segmental Analysis — (continued)

	2007	2006	2005
	($ million)

Operating profit by business segment reconciled to attributable profit for the year
Reconstruction	131	200	196
Trauma and Clinical Therapies	112	101	93
Endoscopy	141	122	105
Advanced Wound Management	109	114	28

Operating profit	493	537	422
Net interest (payable)/receivable	(30)	10	9
Other finance income/(costs)	6	3	(3)
Taxation	(153)	(156)	(126)
Profit from discontinued operations	–	351	31

Attributable profit for the year	316	745	333

Items between operating profit and attributable profit cannot be segmentally allocated. An impairment loss of $1m was recognised within operating profit in 2007 (2006 — nil, 2005 — $32m). The impairment loss of $1m in 2007 (2005 — $32m) was recognised in administrative expenses (2005 — $24m administrative expenses and $8m cost of goods sold) and can segmentally be allocated as follows: Reconstruction $1m (2005 — Endoscopy $5m and Advanced Wound Management $27m).

Capital expenditure
Reconstruction	107	110	101
Trauma and Clinical Therapies	40	42	44
Endoscopy	47	45	30
Advanced Wound Management	24	34	27

	218	231	202

Capital expenditure segmentally allocated above comprises additions of property, plant and equipment and intangible assets. Capital expenditure in the Group Cash Flow Statement comprises additions of property, plant and equipment and intangible assets net of $7m (2006 — nil, 2005 — nil) of assets capitalised under finance leases and $11m (2006 — nil, 2005 — nil) of assets transferred into property, plant and equipment from inventory.

Depreciation and amortisation
Reconstruction	124	89	69
Trauma and Clinical Therapies	32	22	23
Endoscopy	40	32	29
Advanced Wound Management	31	23	24

	227	166	145

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets and amortisation of acquisition intangibles as follows:

Depreciation of property, plant and equipment	181	142	125
Amortisation of other intangible assets	16	10	9

	197	152	134
Amortisation of acquisition intangibles	30	14	11

	227	166	145

3(a).	Business Segmental Analysis — (continued)

	2007	2006	2005
	($ million)
Other significant non-cash expenses recognised within operating profit
Reconstruction	102	16	–
Trauma and Clinical Therapies	11	–	–
Endoscopy	–	–	9
Advanced Wound Management	7	–	32

	120	16	41

The $120m in 2007 relates to the utilisation of Plus inventory stepped-up on acquisition, acquisition related costs, restructuring and rationalisation expenses and the increase in the macrotexture provision. The $16m in 2006 relates to the acquisition related costs and the $41m in 2005 relates to the restructuring and rationalisation expenses.

Balance Sheet
Assets:
Reconstruction	2,053	925	827
Trauma and Clinical Therapies	605	462	391
Endoscopy	705	700	596
Advanced Wound Management	782	688	635

Operating assets by segment	4,145	2,775	2,449
Investment in joint venture	–	–	218
Unallocated corporate assets	305	456	309

Total assets	4,450	3,231	2,976

Liabilities:
Reconstruction	297	159	227
Trauma and Clinical Therapies	90	68	60
Endoscopy	105	114	123
Advanced Wound Management	211	164	197

Operating liabilities by segment	703	505	607
Unallocated corporate liabilities	1,931	552	934

Total liabilities	2,634	1,057	1,541

Unallocated corporate assets and liabilities comprise the following:

Deferred tax assets	135	110	148
Current asset derivatives — debit balances on currency swaps	–	–	10
Cash and bank	170	346	151

Unallocated corporate assets	305	456	309

Long-term borrowings	36	15	211
Retirement benefit obligation	184	154	206
Deferred tax liabilities	63	35	48
Current liability derivatives — credit balances on currency swaps	2	2	29
Bank overdrafts and loans due within one year	1,442	119	227
Current tax payable	204	227	213

Unallocated corporate liabilities	1,931	552	934

	2007	2006	2005
	(numbers)
Average number of employees
Reconstruction	2,568	2,129	2,081
Trauma and Clinical Therapies	1,837	1,764	1,543
Endoscopy	1,798	1,830	1,745
Advanced Wound Management	2,987	3,107	3,249

	9,190	8,830	8,618

3(b).	Geographical Segmental Analysis

	2007	2006	2005
	($ million)
Revenue by geographic market
United Kingdom	309	255	238
Continental Europe	868	612	562
United States	1,550	1,365	1,259
Africa, Asia, Australasia and Other America	642	547	493

	3,369	2,779	2,552

Revenue by geographic origin
United Kingdom	647	536	466
Continental Europe	1,049	669	619
United States	1,926	1,702	1,547
Africa, Asia, Australasia and Other America	593	507	461

	4,215	3,414	3,093
Less: intragroup sales	(846)	(635)	(541)

	3,369	2,779	2,552

Capital expenditure by geographic location
United Kingdom	32	39	36
Continental Europe	51	29	24
United States	107	135	115
Africa, Asia, Australasia and Other America	28	28	27

	218	231	202

Capital expenditure segmentally allocated above comprises additions of property, plant and equipment and intangible assets. Capital expenditure in the Group Cash Flow Statement comprises additions of property, plant and equipment and intangible assets net of $7m (2006 — nil, 2005 — nil) of assets capitalised under finance leases and $11m (2006 — nil, 2005 — nil) of assets transferred into property, plant and equipment from inventory.

Assets by geographic location
United Kingdom	687	642	571
Continental Europe	1,454	321	288
United States	1,596	1,473	1,275
Africa, Asia, Australasia and Other America	408	339	315

Operating assets by segment	4,145	2,775	2,449
Investment in joint venture	–	–	218
Unallocated corporate assets (see page 92)	305	456	309

Total assets	4,450	3,231	2,976

4.	Operating Profit

	2007	2006	2005
	($ million)
Revenue	3,369	2,779	2,552
Cost of goods sold (i)	(994)	(769)	(754)

Gross profit	2,375	2,010	1,798
Research and development expenses	(142)	(120)	(122)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses (ii)	(1,278)	(1,092)	(991)
Administrative expenses (iii) (iv)	(487)	(286)	(290)
BSN agency and management fees	25	25	27

	(1,740)	(1,353)	(1,254)

Operating profit	493	537	422

(i)	2007 includes $64m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs (2005 — $53m of restructuring and rationalisation expenses).

(ii)	2007 includes $12m of acquisition related costs and $4m of restructuring and rationalisation expenses (2005 — $7m of restructuring and rationalisation expenses).

(iii)	Includes amortisation of intangible assets — other intangibles.

(iv)	2007 includes $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement and $30m of amortisation of acquisition intangibles (2006 — $20m of acquisition related costs and $14m of amortisation of acquisition intangibles, 2005 — $24m of restructuring and rationalisation expenses and $11m of amortisation of acquisition intangibles).

(v)	Items detailed in (i), (ii) and (iv) are excluded from the calculation of trading profit.

Operating Profit is stated after charging the following items:

	2007	2006	2005
	($ million)
Amortisation of intangible assets — acquisition intangibles	30	14	11
Amortisation of intangible assets — other intangibles	16	10	9
Depreciation of property, plant and equipment	181	142	125
Loss on sale of property, plant and equipment	9	3	3
Minimum operating lease payments for land and buildings	26	24	20
Minimum operating lease payments for other assets	26	22	19
Advertising costs	48	45	42

Staff costs during the year amounted to:

	2007	2006	2005
	($ million)
Wages and salaries	691	595	557
Social security costs	79	64	57
Pension costs — (Note 35)	40	43	51
Post-employment benefits other than pension costs — (Note 35)	2	2	2
Share based payment — (Note 28 (c))	23	14	13

	835	718	680

5.	Acquisition Related Costs

In 2007, “acquisition related costs” comprise $51m relating to Plus integration; $64m relating to the utilisation of the Plus inventory stepped-up to fair value on acquisition; less $4m of accruals relating to the failed bid to purchase Biomet Inc., in 2006 that was reversed.

In 2006, $20m of advisers fees were incurred in relation to the failed bid to purchase Biomet Inc.

6.	Restructuring and Rationalisation Expenses

In 2007, restructuring and rationalisation expenses comprised $45m relating to the earnings improvement programme less $3m relating to the write back of prior year’s provisions.

In 2005, the Group incurred restructuring and rationalisation expenses comprising two items. $68m related to the Group’s decision to exit the tissue engineering operations within Advanced Wound Management. The operations were sold in May 2006 for a nominal amount with the Group retaining certain liabilities (including future obligations). The components of the exit costs were $24m to write down intangible assets comprising patents and other intellectual property to their value in use of nil, $3m to write down plant and equipment to nil, a $5m inventory write down, $9m for redundancy payments, $17m for onerous lease obligations and $10m for other items. In addition, in 2005, $16m related to the closure of the Andover, Massachusetts endoscopy manufacturing facility, which was completed in 2007. The components were $5m to write down freehold land and buildings to fair value less costs to sell based on an independent valuation, $8m for redundancy payments and $3m for other items.

7.	Legal Settlement

The legal settlement of $30m in 2007 relates to the civil settlement agreed with the US Department of Justice following an industry wide investigation.

In 2004, there was a macrotextured claim of $154m which represented provision of $25m for the amount due from excess layer insurers who had declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of $129m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable (see Note 34). In 2007, this provision was increased by $22m to reflect an increase in anticipated costs to settle outstanding and future claims, offset by a receipt of $22m from a successful legal settlement.

8.	Interest

	2007	2006	2005
	($ million)
Interest receivable	10	19	27
Interest payable:
Bank borrowings	(33)	(6)	(9)
Loan Notes	–	(1)	(4)
Other	(7)	(2)	(5)

	(40)	(9)	(18)

Net interest (payable)/receivable	(30)	10	9

Interest receivable includes net interest receivable of $2m (2006 — $3m, 2005 — $24m) on currency and interest rate swaps and other interest payable includes $2m (2006 — nil, 2005 — nil) of net interest payable on currency and interest rate swaps. The gross interest receivable on these swaps was $13m (2006 — $18m, 2005 — $58m) and the gross interest payable was $13m (2006 — $15m, 2005 — $34m).

9.	Other Finance Income/(Costs)

	2007	2006	2005
	($ million)
Retirement benefits: Interest cost — (Note 35)	(56)	(47)	(44)
Retirement benefits: Expected return on plan assets — (Note 35)	65	52	40
Fair value losses on interest rate swaps	–	–	(1)
Other	(3)	1	–

	6	6	(5)
(Loss)/gain on hedge of the sale proceeds of the joint venture	–	(3)	2

Other finance income/(costs)	6	3	(3)

9.	Other Finance Income/(Costs) — (continued)

Foreign exchange gains or losses recognised in the income statement arose primarily on the retranslation of intercompany and third party borrowings and amounted to a net $14m gain in 2007 (2006 — net $6m loss, 2005 — net $83m gain). These amounts were matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit or loss) held to manage this currency risk.

The contract to hedge the sale proceeds of the joint venture was an economic hedge but did not meet the requirements of IAS 39 for hedge accounting.

10.	Taxation

	2007	2006	2005
	($ million)
Current taxation:
UK corporation tax at 30% (2006 — 30%, 2005 — 30%)	69	64	46
UK adjustments in respect of prior years	(29)	(44)	(17)

	40	20	29
Overseas tax	147	114	126
Overseas adjustments in respect of prior years	2	(9)	(22)

	149	105	104

Total current taxation	189	125	133

Deferred taxation:
Origination and reversal of temporary differences	(41)	21	(23)
Changes in tax rates	4	–	–
Adjustments to estimated amounts arising in prior periods	1	10	16

Total deferred taxation	(36)	31	(7)

Taxation charged to the income statement	153	156	126
Taxation on items (credited)/charged direct to equity: deferred taxation	(8)	11	(3)

Taxation attributable to the Group	145	167	123

The tax charge was reduced by $49m in 2007 as a consequence of restructuring and rationalisation expenses, acquisition related costs, the legal settlement and amortisation of acquisition intangibles. The tax charge was reduced by $6m in 2006 as a consequence of the acquisition related costs. The tax charge was reduced by $29m in 2005 as a consequence of the costs relating to the restructuring and rationalisation expenses incurred in the year.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 30% (2006 — 30%, 2005 — 30%). Overseas taxation is calculated at the rates prevailing in the respective jurisdiction. The average effective tax rate differs from the applicable rate as follows:

	2007	2006	2005
		(%)
UK standard rate	30.0	30.0	30.0
Non-deductible/non-taxable items	2.6	1.0	0.6
Prior year items	(5.7)	(5.0)	(5.1)
Utilisation of tax losses not previously recognised	0.3	0.2	(0.9)
Overseas income taxed at other than UK standard rate	5.4	2.7	4.7

Total effective tax rate before discontinued operations	32.6	28.9	29.3
Discontinued operations	–	(13.8)	(0.2)

Total effective tax rate after discontinued operations	32.6	15.1	29.1

During the year the enacted UK tax rate applicable from 1 April 2008 was reduced to 28%. In addition, the US federal tax returns for the year to 31 December 2003 were closed to audit. The Group also resolved a number of material disputes with various tax authorities. Following the resolution of these open issues the Group was able to release tax accruals relating to these issues and this release is reflected in the prior year tax credits.

11.	Dividends

	2007	2006	2005
	($ million)
The following dividends were declared and paid in the year:
Ordinary final of nil for 2006 (2005 — nil, 2004 — 3.20p)	–	–	56
Ordinary second interim of 6.71¢ for 2006 (2005 — 6.10¢, 2004 — nil) paid 11 May 2007	63	57	–
Ordinary interim of 4.51¢ for 2007 (2006 — 4.10¢, 2005 — 2.10p) paid 9 November 2007	41	39	35

	104	96	91

A second interim dividend for 2007 of 7.38 US cents per Ordinary Share was declared by the Board on 7 February 2008 and will be paid on 9 May 2008 to shareholders on the Register of Members on 18 April 2008. The estimated amount of this dividend on 12 March 2008 was $66m and this will be recognised as a liability in the Group’s accounts on the declaration date.

12.	Earnings per Ordinary Share

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

	2007	2006	2005
	($ million)
Earnings
Including discontinued operations — Attributable profit for the year	316	745	333
Excluding discontinued operations — Profit from continuing operations	316	394	302
Adjusted attributable profit (see below)	480	425	397

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

Attributable profit is reconciled to adjusted attributable profit as follows:

	2007	2006	2005
	($ million)
Attributable profit for the year	316	745	333
Acquisition related costs — (Note 5)	111	20	–
Restructuring and rationalisation expenses — (Note 6)	42	–	84
Legal settlement — (Note 7)	30	–	–
Amortisation of acquisition intangibles — (Note 14)	30	14	11
Loss/(gain) on hedge of the sale proceeds of the joint venture — (Note 9)	–	3	(2)
Net profit on disposal of the joint venture — (Note 16)	–	(351)	–
Taxation on excluded items — (Note 10)	(49)	(6)	(29)

Adjusted attributable profit	480	425	397

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

	2007	2006	2005
	(Shares million)
Number of shares
Basic weighted average number of shares	923	941	938
Dilutive impact of share options outstanding	5	3	5

Diluted weighted average number of shares	928	944	943

12.	Earnings per Ordinary Share — (continued)

	2007		2006		2005
Earnings per Ordinary share
Including discontinued operations: Basic	34.2	¢	79.2	¢	35.5	¢
Including discontinued operations: Diluted	34.1	¢	78.9	¢	35.3	¢
Excluding discontinued operations: Basic	34.2	¢	41.9	¢	32.2	¢
Excluding discontinued operations: Diluted	34.1	¢	41.7	¢	32.0	¢
Adjusted: Basic	52.0	¢	45.2	¢	42.3	¢
Adjusted: Diluted	51.7	¢	45.0	¢	42.1	¢

13.	Property, Plant and Equipment

	Land and buildings		Plant and equipment	In course of construction	Total
	Freehold	Leasehold
			($ million)
Cost
At 1 January 2006	139	41	1,102	45	1,327
Exchange adjustment	6	1	55	4	66
Additions	–	2	141	27	170
Disposals	(10)	(2)	(131)	–	(143)
Transfers	3	(1)	36	(38)	–

At 31 December 2006	138	41	1,203	38	1,420
Exchange adjustment	2	1	46	1	50
Acquisitions — (Note 32)	7	1	71	–	79
Additions	–	11	162	29	202
Disposals	(2)	(1)	(79)	–	(82)
Transfers	2	–	27	(29)	–

At 31 December 2007	147	53	1,430	39	1,669

Depreciation and Impairment
At 1 January 2006	39	14	685	–	738
Exchange adjustment	1	–	35	–	36
Charge for the year	4	2	136	–	142
Disposals	(4)	(2)	(125)	–	(131)

At 31 December 2006	40	14	731	–	785
Exchange adjustment	1	–	26	–	27
Charge for the year	4	5	172	–	181
Disposals	(1)	(1)	(65)	–	(67)

At 31 December 2007	44	18	864	–	926

Net book amounts
At 31 December 2007	103	35	566	39	743

At 31 December 2006	98	27	472	38	635

Land and buildings includes land with a cost of $11m (2006 — $10m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $18m (2006 — $13m) are included in leasehold land and buildings and $15m (2006 — nil) are included in plant and equipment.

14.	Intangible Assets

	Acquisition intangibles	Other intangibles	Total
	($ million)
Cost
At 1 January 2006	82	100	182
Exchange adjustment	10	2	12
Acquisitions — (Note 32)	42	–	42
Transfers	12	–	12
Additions	–	61	61

At 31 December 2006	146	163	309
Exchange adjustment	23	1	24
Acquisitions — (Note 32)	264	2	266
Disposals	–	(39)	(39)
Additions	–	16	16

At 31 December 2007	433	143	576

Amortisation and Impairment
At 1 January 2006	19	72	91
Exchange adjustment	2	1	3
Charge for the year	14	10	24

At 31 December 2006	35	83	118
Exchange adjustment	2	–	2
Charge for the year	30	16	46
Disposals	–	(39)	(39)

At 31 December 2007	67	60	127

Carrying amounts
At 31 December 2007	366	83	449

At 31 December 2006	111	80	191

15.	Investments

	2007	2006
	($ million)
At 1 January	10	10
Impairment	(1)	–

At 31 December	9	10

The investment is an available for sale investment in an entity that holds mainly unquoted equity securities. The impairment in 2007 has been recognised in the income statement.

16.	Discontinued Operations — Investment in Joint Venture (BSN Medical)

On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562m. The profit on disposal of $351m is calculated as follows:

2006
($ million)
Net profit on disposal:
Cash proceeds	562
Net assets (including goodwill of $122m)	(218)
Cumulative translation adjustments	14
Transaction and associated costs	(27)
Indemnity provision	(3)
Release of taxation provisions	23

Net profit on disposal	351

16.	Discontinued Operations — Investment in Joint Venture (BSN Medical) — (continued)

The Group ceased to equity account for the BSN Medical investment (held jointly with Beiersdorf AG) from 1 October 2005 following the announcement of the intention to sell its interest and the investment was classified as held for sale. The share of results of the BSN Medical joint venture and the net profit on disposal are shown as discontinued operations in the income statement.

2005
($ million)
Investment in joint venture at 1 January	232
Share of results of the joint venture:
Revenue	231
Operating costs	(194)
Net interest	(2)

Profit before taxation	35
Taxation	(11)

Profit after taxation	24
Dividend from Quarter Four 2005 profits	7

Recognised in the income statement	31
Dividends received from joint venture	(25)
Exchange adjustment	(20)

Investment in joint venture at 31 December	218

17.	Investments in Associates

The Group acquired 49% of the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and 20% of the German entity Intercus GmbH as part of the acquisition of Plus Orthopedics Holding AG.

2007
($ million)
Investments in associates at 1 January	–
Acquired on acquisition — (Note 32)	10
Share of results of associates:
Revenue	5
Operating costs and taxation	(5)

Profit after taxation recognised in the income statement	–
Exchange adjustment	1

Investments in associates at 31 December	11

Investments in associates is represented by:
Assets	9
Liabilities	(2)

Net assets	7
Goodwill	4

11

18.	Goodwill

	2007	2006
	($ million)
At 1 January	640	582
Exchange adjustment	51	26
Acquisitions — (Note 32)	507	40
Transfers	–	(8)

At 31 December	1,198	640

Goodwill arising on acquisition is not amortised but reviewed for impairment on an annual basis. Goodwill is allocated to the cash-generating unit that is expected to benefit from the acquisition. If the recoverable amount of the cash-generating unit is less than its carrying amount then an impairment loss is determined to have occurred. Any impairment losses that arise are recognised immediately in the income statement and are allocated first to reduce the carrying amount of goodwill and then to the carrying amounts of the other assets.

Each of the Group’s business segments represent a cash-generating unit and include goodwill as follows:

	2007	2006
	($ million)
Reconstruction	609	104
Trauma and Clinical Therapies	61	43
Endoscopy	280	289
Advanced Wound Management	248	204

	1,198	640

Responsibility for the Group’s spinal products was transferred from the Endoscopy business to the Trauma and Clinical Therapies business with effect from 1 January 2007; $7m of goodwill was consequently transferred between the segments.

In September 2007 and 2006 impairment reviews were performed by comparing the recoverable amount of each business segment with its carrying amount, including goodwill. Management determined that there was no impairment.

Recoverable amounts for business segments are based on value in use which is calculated from cash flow projections for five years using data from the Group’s strategic planning process, the results of which are reviewed and approved by the Board. The five-year period is in line with the Group’s strategic planning process. A discount rate of 11% (2006 — 10%) was applied to cash flow projections equivalent to the Group’s estimated pre-tax weighted average cost of capital. A growth rate of 4% (2006 — 4%) into perpetuity was used after five years to calculate a terminal value for the Group’s business segments. Management consider these to be appropriate estimates based on the growth rates of the markets in which the Group operates.

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

19.	Inventories

	2007	2006
	($ million)
Raw materials and consumables	124	96
Work-in-progress	36	24
Finished goods and goods for resale	677	499

	837	619

$40m (2006 — $34m, 2005 — $16m) was recognised as an expense resulting from the write down of excess and obsolete inventory. $23m (2006 — nil, 2005 — nil) of inventory is carried at fair value less costs to sell.

20.	Trade and Other Receivables

	2007	2006
	($ million)
Trade receivables	780	584
Less: provision for bad and doubtful debts	(22)	(16)

Trade receivables — net (loans and receivables)	758	568
Current asset derivatives — forward foreign exchange contracts	1	6
Other receivables	74	56
Amounts owed by associates	1	–
Prepayments and accrued income	64	50

	898	680

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense (excluding the macrotextured claim) for the year was $23m (2006 — $15m). Amounts due from insurers to the macrotextured claim of $113m (2006 — $112m) are included within other receivables and have been provided in full.

The Group manages credit risk through credit limits which require authorisation commensurate with the size of the limit and which are regularly reviewed. Credit limit decisions are made based on available financial information and the business case. Significant receivables are regularly reviewed and monitored at Group level. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Furthermore the Group’s principal customers are backed by government and public or private medical insurance funding, who represent a low risk of default. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Group does not hold any collateral as security.

The amount of trade receivables that were past due but not impaired were as follows:

Past due not more than three months	186	159
Past due more than three months and not more than six months	42	19
Past due more than six months and not more than one year	51	26
Past due more than one year	78	31

	357	235
Provided for or not yet overdue	423	349
Provision for bad and doubtful debts	(22)	(16)

Trade receivables — net	758	568

Movements in the provision for bad and doubtful debts were as follows:
At 1 January	16	14
Exchange adjustment	1	–
Receivables provided for during the year	23	15
Utilisation of provision	(18)	(13)

At 31 December	22	16

Trade receivables include amounts denominated in the following major currencies:
US Dollar	280	258
Sterling	68	56
Euro	255	130
Other	155	124

Trade receivables — net	758	568

Trade receivables in the amount of $7m (2006 — nil) are under a factoring agreement with a third party. The arrangement does not qualify for de-recognition as the Group retains the credit risks and the associated liability amounts to $7m (2006 — nil).

21.	Cash and Borrowings

Net debt/(net cash) comprises borrowings and credit balances on currency swaps less cash and bank.

	2007	2006
	($ million)
Bank overdrafts and loans due within one year	1,442	119
Long-term borrowings	36	15

Borrowings	1,478	134
Cash and bank	(170)	(346)
Credit balances on currency swaps (current liability derivatives)	2	2

Net debt/(net cash)	1,310	(210)

Borrowings are analysed as follows:

Bank overdrafts and loans	1,426	101
Loan Notes	–	17
Other loans	52	16

	1,478	134

Borrowings are repayable as follows:

Bank overdrafts and loans — due for settlement within one year or on demand:
Bank loans	1,361	46
Bank overdrafts	61	55
Loan Notes	–	17
Other loans	20	1

	1,442	119

Long-term borrowings — due for settlement after one year:

Bank loans:
after one and within two years	1	–
after two and within three years	1	–
after three and within four years	1	–
after four and within five years	1	–

	4	–

Other loans:
after one and within two years	6	2
after two and within three years	5	1
after three and within four years	2	1
after four and within five years	2	1
after five years	17	10

	32	15

Total due for settlement after one year	36	15

	1,478	134

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

Secured bank overdrafts and loans	16	1
Secured long-term borrowings	32	15

Total amount of secured borrowings	48	16

Total net book value of assets pledged as security:
Trade receivables	7	–
Property, plant and equipment	37	13

	44	13

The Loan Notes were denominated in Sterling, paid interest quarterly at floating rates and were repaid in full in 2007.

21.	Cash and Borrowings — (continued)

All currency swaps are stated at fair value. Gross US Dollar equivalents of $97m (2006 — $249m) receivable and $99m (2006 — $251m) payable have been netted and the difference of $2m is reported as credit balances on currency swaps (2006 — $2m). Currency swaps comprise foreign exchange swaps and were used in 2007 and 2006 to hedge intragroup loans.

Currency swaps mature as follows:

	Amount receivable	Amount payable
	($ million)	(Currency million)
At 31 December 2007
Within one year:
Sterling	8	£4
Australian Dollar	43	Aus$50
Euro	10	€7
Japanese Yen	17	Yen2,010
Canadian Dollar	17	C$17
Swiss Franc	2	CHF3

	97

At 31 December 2006
Within one year:
Sterling	97	£50
Australian Dollar	39	Aus$50
Euro	88	€67
Japanese Yen	13	Yen1,500
Canadian Dollar	12	C$14

	249

Liquidity Risk Exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing.

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through the regular reporting of current cash and borrowing balances and the periodic preparation and review of short and medium term cash forecasts having regard to the maturities of investments and borrowing facilities.

Bank loans and overdrafts represent drawings under committed facilities of $2,517m and uncommitted facilities of $513m. The Group has undrawn committed facilities of $1,270m. In 2006 the Group had uncommitted and committed facilities of $446m and $610m respectively. Of the undrawn committed facilities, $91m expires within one year and $1,179m after two but within five years (2006 — undrawn committed facilities: $610m of which $10m expired within one year and $600m after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which is the same as fair value.

In May 2007 the Group entered into a committed $2,500m revolving multicurrency loan facility. This facility comprises a $1,000m 364 day revolving loan facility which may be extended for a further 4 years by the giving of notice by the Group and a five year $1,500m revolving loan facility. Drawings under these facilities are for less than three months and are classified as borrowings due within one year. The margin payable over LIBOR on drawings under the $1,000m facility is 20 basis points and 25 basis points on the $1,500m facility. The commitment fee on the undrawn amount is 5 basis points per annum on the $1,000m facility and 7.5 basis points on the $1,500m facility. The Group is subject to restrictive covenants under the facility

21.	Cash and Borrowings — (continued)

agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt, EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 12 March 2008, the Group was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	($ million)
At 31 December 2007
Non-derivative financial liabilities:
Bank overdrafts and loans	1,428	1	3	–
Trade and other payables	508	–	–	–
Finance lease liabilities	9	7	12	21
Other loans	12	1	1	1

Derivative financial liabilities:
Currency swaps/forward exchange contracts — outflow	643	–	–	–
Currency swaps/forward exchange contracts — inflow	(624)	–	–	–
Interest rate basis swaps — gross outflow	18	–	–	–
Interest rate basis swaps — gross inflow	(18)	–	–	–
Interest rate swaps — net	1	–	–	–

	1,977	9	16	22

At 31 December 2006
Non-derivative financial liabilities:
Bank overdrafts and loans	101	–	–	–
Trade and other payables	398	–	–	–
Finance lease liabilities	1	2	6	16
Loan Notes	17	–	–	–

Derivative financial liabilities:
Currency swaps/forward exchange contracts — outflow	663	–	–	–
Currency swaps/forward exchange contracts — inflow	(663)	–	–	–

	517	2	6	16

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet that are based on discounted cash flows.

22.	Financial Instruments and Risk Management

Foreign Exchange Exposures

The Group trades in over 90 countries and as a consequence has transactional and translation foreign exchange exposure. The Group’s policy is to limit the impact of foreign exchange movements on equity by holding liabilities in the same currencies as the Group’s non US Dollar assets. These liabilities take the form of either borrowings or currency swaps. The Group designates a portion of the foreign currency borrowings in non-operating units as net investment hedges. As at 31 December 2007 €65m and CHF 423m of the Group’s borrowings were designated as net investment hedges; the movement in the fair value of these hedges attributable to changes in exchange rates is recognised directly in reserves. The fair value of these borrowings at 31 December 2007 was $469m. It is the Group’s policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

Foreign exchange variations affect trading results in two ways. Firstly on translation of overseas sales and profits into US Dollars and secondly, the currency cost of purchases by Group companies of finished products and raw materials. The principal flows of currency are purchases of US Dollars, Sterling and Swiss Francs from Euros, Japanese Yen and Australian Dollars, as well as cross purchases between US Dollars and Sterling.

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are used to increase the hedges to upto 100% of the exposure. The cash flows relating to cash flow hedges are expected to occur within twelve months of inception and the profits and losses on the hedges are expected to enter into the determination of profit (within cost of goods sold) within a further twelve month period. The principal currencies hedged by forward foreign exchange contracts are Sterling, Euros and US Dollars. At 31 December 2007, the Group had contracted to exchange within one year the equivalent of $480m (2006 — $425m).

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

Based on the Group’s borrowings as at 31 December 2007, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $106m (2006 — net cash decrease by $24m). Excluding borrowings held in the same currency as the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $72m (2006 — $2m). Excluding borrowings designated as net investment hedges, the increase would be $26m (2006 — $2m); this increase would be fully offset by corresponding movements in group loan values.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2007 would have been $24m lower (2006 — $20m) which would be recognised through the hedging reserve. Similarly, if Sterling were to weaken by 10% against all other currencies then the fair value of the forward foreign exchange contracts as at 31 December 2007 would have been $21m lower (2006 — $19m).

A 10% strengthening of the US Dollar against all other currencies at 31 December would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Since the Group’s forward foreign exchange contracts are designated as cash flow hedges, the net impact of transaction related foreign exchange on the income statement from a movement in exchange rates is not significant.

Interest Rate Exposures

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Group uses floating to fixed interest swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in equity, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest

22.	Financial Instruments and Risk Management — (continued)

rate swaps match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items. The Group had fixed future interest rates on borrowings totalling $710m at 31 December 2007 (2006 — nil) for a period of one year.

Based on the Group’s borrowings as at 31 December 2007, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $6m (2006 — decrease by $2m). Excluding the impact of the Group’s interest rate hedges, the increase in the interest charge would be $13m (2006 — decrease of $2m). Similarly if interest rates were to increase by 100 basis points in all currencies, the fair value of the Group’s interest rate swaps would increase equity by $7m (2006 — nil). A decrease of interest rates by 100 basis points in all currencies would have had an equal but opposite effect to the amounts shown above.

Credit Risk Exposures

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum “A” rating from the major ratings agencies. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Group does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk as the Group operates within a policy of counter-party limits designed to reduce exposure to any single counter-party.

The maximum credit risk exposure on derivatives at 31 December 2007 was $1m (2006 — $6m) being the gross debit fair value on forward foreign exchange contracts, interest rate swaps and currency swaps. The maximum credit risk exposure on cash and bank at 31 December 2007 was $170m (2006 — $346m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 20 of the Notes to the Group Accounts.

Currency and Interest Rate Profile of Interest Bearing Liabilities and Assets

In 2007, the Group entered into a series of interest rate swaps to fix monthly interest payable on $710m (2006 — nil) of the Group’s floating rate borrowings for a period of one year. The swaps are denominated in US Dollars, Euros and Swiss Francs. Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
			($ million)			(%)	(Years)
At 31 December 2007:
US Dollar	382	–	382	160	222	5.3	2
Swiss Franc	410	2	412	141	271	3.3	1
Euro	512	10	522	267	255	4.8	1
Other	174	87	261	261	–	–	–

Total interest bearing liabilities	1,478	99	1,577	829	748

At 31 December 2006:
US Dollar	42	–	42	26	16	7.1	13
Sterling	32	99	131	131	–	–	–
Euro	16	88	104	104	–	–	–
Other	44	64	108	108	–	–	–

Total interest bearing liabilities	134	251	385	369	16

22.	Financial Instruments and Risk Management — (continued)

$38m (2006 — $16m) of fixed rate liabilities relate to finance leases and $710m relates to hedged borrowings under the $2,500m facility. In addition to the above, the Group has liabilities due after one year for deferred acquisition consideration (denominated in US Dollars, Australian Dollars, Euro and Yen) totalling $47m (2006 — $3m denominated in Yen) on which no interest is payable (see Note 23 of the Notes to the Group Accounts). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on short-term borrowings as at 31 December 2007 was 4% (2006 — 4%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank	Currency swaps	Total assets	Floating rate assets
	($ million)
At 31 December 2007:
US Dollars	32	97	129	129
Other	138	–	138	138

Total interest bearing assets	170	97	267	267

At 31 December 2006:
US Dollars	245	249	494	494
Other	101	–	101	101

Total interest bearing assets	346	249	595	595

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2007 or 31 December 2006.

Fair Value of Financial Assets and Liabilities

Forward foreign exchange contracts that are taken out as hedges are fair valued. Management considers that the carrying amount of trade and other receivables approximates the fair value.

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. At 31 December 2007 and 31 December 2006 the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

For currency and interest rate derivatives fair value represents the estimated amount the Group would pay or receive if the transaction was terminated. These are calculated using standard market calculation conventions with reference to the relevant published closing interest rates and spot and forward exchange rates taken from an active market.

23.	Payables

	2007	2006
	($ million)
Trade and other payables due within one year
Trade and other payables	508	398
Current liability derivatives — currency swaps — (Note 21)	2	2
Current liability derivatives — forward foreign exchange contracts	19	7
Current liability derivatives — interest rate swaps	2	–
Acquisition consideration	14	14

	545	421

Other payables due after one year:
Acquisition consideration	47	3

Amounts falling due after more than one year are payable as follows: $18m in 2009 and $29m in 2010 (2006 — $3m in 2010). Trade payables are not interest bearing and are stated at their nominal value. Management consider that the carrying amount of trade payables approximates the fair value.

24.	Provisions

	Rationalisation and Integration	Liability	Total
	($ million)
At 1 January 2007	29	54	83
Exchange adjustment	2	–	2
Charge to income statement	66	37	103
Unused amounts reversed during the year	(3)	–	(3)
Utilisation	(41)	(31)	(72)

At 31 December 2007	53	60	113

Provisions — due within one year	38	42	80
Provisions — due after one year	15	18	33

At 31 December 2007	53	60	113

Provisions — due within one year	14	35	49
Provisions — due after one year	15	19	34

At 31 December 2006	29	54	83

The principal provisions within rationalisation and integration provisions relate to rationalisation (mainly severance and legal costs) arising from the Earnings Improvement Programme, integration expenses relating to severance, legal and onerous leases arising from the acquisition of Plus and an onerous lease obligation on the exit from the tissue engineering operation. All provisions are expected to be substantially utilised within four years and none are treated as financial instruments.

Included within the liability provision is $41m (2006 — $42m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 34 of the Notes to the Group Accounts). In addition $113m (2006 — $112m) has been provided against other receivables relating to this issue. In 2007, this provision was increased by $22m to reflect an increase in anticipated costs to settle outstanding and future claims.

25.	Deferred Taxation

	2007	2006
	($ million)
Deferred tax assets	135	110
Deferred tax liabilities	(63)	(35)

Net position at 31 December	72	75

The movement in the year in the Group’s net deferred tax position was as follows:

At 1 January	75	100
Exchange adjustment	(1)	(5)
Credit/(charge) to income — current year	37	(21)
Charge to income — prior years	(1)	(10)
Deferred tax movement arising on the sale of the joint venture	–	35
Transfers	–	(4)
Acquisitions — (Note 32)	(46)	(9)
Credit/(charge) to equity	8	(11)

At 31 December	72	75

25.	Deferred Taxation — (continued)

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement benefit obligation	Macrotextured claim	Other	Total
	($ million)
Deferred tax assets:
At 1 January 2006	34	54	60	148
Exchange adjustment	–	–	1	1
Charge to income — current year	(5)	–	(10)	(15)
Charge to income — prior years	–	–	(10)	(10)
Acquisitions — (Note 32)	–	–	(9)	(9)
Charge to equity	(5)	–	–	(5)

At 31 December 2006	24	54	32	110
Exchange adjustment	–	–	5	5
Credit/(charge) to income — current year	1	(1)	35	35
Credit to income — prior years	–	–	6	6
(Charge)/credit to equity	(11)	–	4	(7)
Transfers	–	–	(14)	(14)

At 31 December 2007	14	53	68	135

The Group has unused tax losses of $60m (2006 — $20m) available for offset against future profits. A deferred tax asset has been recognised in respect of $6m (2006 — $6m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

	Accelerated tax depreciation	Intangible assets	Other	Total
	($ million)
Deferred tax liabilities:
At 1 January 2006	(27)	(21)	–	(48)
Exchange adjustment	(4)	(3)	1	(6)
Credit/(charge) to income — current year	–	2	(8)	(6)
(Charge)/credit to income — prior years	(2)	2	–	–
Transfers	–	(4)	–	(4)
Deferred tax movement arising on the sale of the joint venture	–	–	35	35
Charge to equity	–	–	(6)	(6)

At 31 December 2006	(33)	(24)	22	(35)
Exchange adjustment	(2)	(1)	(3)	(6)
Credit/(charge) to income — current year	2	4	(4)	2
(Charge)/credit to income — prior years	(3)	2	(6)	(7)
Credit to equity	–	–	15	15
Acquisitions — (Note 32)	(2)	(35)	(9)	(46)
Transfers	(6)	11	9	14

At 31 December 2007	(44)	(43)	24	(63)

26.	Called Up Equity Share Capital

	Ordinary Shares (12 2/[9]p)		Ordinary Shares (20¢)		Deferred Shares (£1.00)		Total
	(‘000)	($ million)	(‘000)	($ million)	(‘000)	($ million)	($ million)
Authorised
At 31 December 2005	1,223,591	264	–	–	–	–	264
At 31 December 2006	–	–	1,223,591	245	50	–	245
At 31 December 2007	–	–	1,223,591	245	50	–	245

Allotted, issued and fully paid
At 1 January 2005	937,136	202	–	–	–	–	202
Share options	3,502	1	–	–	–	–	1

At 31 December 2005	940,638	203	–	–	–	–	203
Share options	52	–	–	–	–	–	–

At 23 January 2006	940,690	203	–	–	–	–	203
Cancellation of 12 2/9 p shares	(940,690)	(203)	–	–	–	–	(203)
Creation of deferred shares and ordinary 20¢ shares	–	–	940,690	188	50	–	188
Share options	–	–	2,793	1	–	–	1

At 31 December 2006	–	–	943,483	189	50	–	189
Share options	–	–	4,025	1	–	–	1

At 31 December 2007	–	–	947,508	190	50	–	190

On 23 January 2006 the Ordinary Shares of 12 2/9 p were redenominated to US Dollar shares of 20¢ each by means of a Court approved reduction in share capital, creation of a capital redemption reserve and subsequent issue and allotment of new Ordinary Shares of 20¢ each on the basis of one new share for one existing share held.

In 2006, in order to comply with English law the Company issued £50,000 of shares in Sterling. These were issued as deferred shares, which are not listed on any stock exchange, have extremely limited rights and effectively have no value. These rights are summarised as follows:

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

The Group’s objectives when managing capital are to ensure the Group has adequate funds to continue as a going concern and sufficient flexibility within the capital structure to fund the ongoing growth of the business and to take advantage of business development opportunities including acquisitions.

The Group determines the amount of capital taking into account changes in business risks and future cash requirements. The Group reviews its capital structure on an ongoing basis and uses share buy-backs, dividends and the issue of new shares to adjust the retained capital.

Other than the share buy back programme detailed in Note 29 of the Notes to the Group Accounts the Group is not subject to any imposed capital requirements.

26.	Called Up Equity Share Capital — (continued)

The Group considers the capital that it manages to be as follows:

	2007	2006	2005
	($ million)
Called up equity share capital	190	189	203
Share premium account — (Note 27)	356	329	299
Treasury shares — (Note 29)	(637)	(1)	(4)
Accumulated profits and other reserves — (Note 27)	1,907	1,657	937

	1,816	2,174	1,435

27.	Reserves

	2007	2006	2005
	($ million)
Share Premium
At 1 January	329	299	281
Cancellation of 12 2/9 p shares on share redenomination	–	(299)	–
Issue of shares on share redenomination	–	314	–
Premium on new shares issued on exercise of share options	27	15	18

At 31 December	356	329	299

On 23 January 2006 the Ordinary Shares of 12 2/9p were redenominated to US Dollar shares of 20¢ each by means of a Court approved reduction in share capital, creation of a capital redemption reserve and subsequent issue and allotment of new Ordinary Shares of 20¢ each on the basis of one new share for one existing share held.

Other Reserves (i)
At 1 January	63	22	153
Restatement for the effects of IAS 32 and 39	–	–	(12)

Restated other reserves as at 1 January	63	22	141
Cancellation of 12 2/9 p shares on share redenomination	–	502	–
Issue of new shares on share redenomination	–	(502)	–
Exchange differences on translation	94	59	(135)
Exchange on borrowings classified as net investment hedges	(47)	–	–
Cumulative translation adjustment on disposal of the joint venture	–	(14)	–
(Losses)/gains on hedging instruments charged to equity	(14)	–	4
(Losses)/gains on hedging instruments transferred from equity to the income statement	–	(4)	12

At 31 December	96	63	22

(i)	The cumulative translation adjustments within Other Reserves at 31 December 2007 were $110m (2006 — $63m, 2005 — $18m).

Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

27.	Reserves — (continued)

	2007	2006	2005
	($ million)
Accumulated Profits
At 1 January	1,594	915	673
Restatement for the effects of IAS 32 and 39	–	–	2

Restated accumulated profits as at 1 January	1,594	915	675
Actuarial (losses)/gains on retirement benefit obligations	(22)	30	(14)
Taxation on items taken directly to or transferred from equity	8	(11)	3

Net (expense)/income recognised directly in equity	(14)	19	(11)
Share based payment recognised in the income statement	23	14	13
Cost of shares transferred to beneficiaries	(4)	(3)	(4)
Attributable profit for the year	316	745	333
Equity dividends paid in the year — (Note 11)	(104)	(96)	(91)

At 31 December	1,811	1,594	915

Minority Interests
At 1 January	–	–	–
Acquisition of minority interests — (Note 32)	4	–	–
Minority interest share of profit (net of taxation of nil)	–	–	–
Purchases of minority interests — (Note 32)	(4)	–	–

At 31 December	–	–	–

28(a).	Share Based Payments — Share Option Schemes

Employee Schemes

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) is available to all employees in the UK employed by participating Group companies, subject to three months service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Canada, Denmark, Finland, Germany, Hong Kong, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Options are no longer issued under the Smith & Nephew Employee Share Option Scheme (adopted by shareholders on 14 May 1981) and the Smith & Nephew 1991 Overseas Employee Share Option Scheme (adopted by shareholders on 25 May 1990) but options remain to be exercised under these two schemes. Together all of the plans referred to above are termed the “Employee Schemes”.

Employees in the United States are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

28(a).	Share Based Payments — Share Option Schemes — (continued)

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

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs or Ordinary Shares. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher (the market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant). For Executive Schemes adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or, for the US Plan, the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to performance conditions but become exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. The 1990 International Executive Share Option Scheme and the 2004 Plan are open to senior managers worldwide. The 2001 UK Unapproved Share Option Plan is open to senior managers outside the US and the US Plan is open to senior managers in the US, Canada, Mexico and Puerto Rico.

The maximum term of options granted, under all schemes, is 10 years from the date of grant. All share option schemes except for the Stock Appreciation Rights Plan (detailed on page 117) are settled in shares.

28(a).	Share Based Payments — Share Option Schemes — (continued)

At 31 December 2007 21,028,000 (2006 — 20,849,000, 2005 — 19,017,000) options were outstanding under share option schemes as follows:

	Number of shares	Range of option exercise prices	Weighted average exercise price
	(Thousand)	(Pence)	(Pence)
Employee Schemes:
Outstanding at 1 January 2005	4,253	146.8 – 498.0	326.1
Granted	1,080	421.0 – 526.0	428.9
Forfeited	(361)	304.0 – 409.0	355.9
Exercised	(1,206)	146.8 – 321.0	279.2
Expired	(9)	394.0 – 498.0	446.0

Outstanding at 31 December 2005	3,757	221.2 – 526.0	364.7
Granted	1,511	348.0 – 451.0	350.6
Forfeited	(486)	289.2 – 526.0	398.3
Exercised	(843)	221.2 – 425.0	311.4
Expired	(2)	221.2 – 296.0	270.0

Outstanding at 31 December 2006	3,937	289.2 – 526.0	369.4
Granted	1,077	455.5 – 600.5	459.7
Forfeited	(470)	296.0 – 498.0	379.5
Exercised	(856)	289.2 – 526.0	353.0
Expired	(10)	296.0 – 348.0	335.8

Outstanding at 31 December 2007	3,678	296.0 – 600.5	397.9

Options exercisable at 31 December 2007	602	296.0 – 498.0	362.9

Options exercisable at 31 December 2006	55	289.2 – 403.0	321.7

Options exercisable at 31 December 2005	147	221.2 – 296.0	287.1

Executive Schemes:
Outstanding at 1 January 2005	14,197	145.0 – 582.9	377.3
Granted	4,284	480.0 – 536.5	533.0
Forfeited	(934)	183.5 – 574.5	457.0
Exercised	(2,285)	188.5 – 385.5	288.2
Expired	(2)	360.0	360.0

Outstanding at 31 December 2005	15,260	145.0 – 582.9	437.6
Granted	5,166	434.0 – 516.5	509.7
Forfeited	(991)	335.4 – 574.0	516.4
Exercised	(2,001)	145.0 – 546.6	311.1
Expired	(522)	145.0 – 580.2	472.4

Outstanding at 31 December 2006	16,912	145.0 – 582.9	478.1
Granted	5,209	615.0 – 637.7	629.5
Forfeited	(1,618)	409.5 – 637.7	554.5
Exercised	(3,153)	145.0 – 514.0	340.0

Outstanding at 31 December 2007	17,350	145.0 – 637.7	525.0

Options exercisable at 31 December 2007	5,012	145.0 – 581.5	444.0

Options exercisable at 31 December 2006	5,328	145.0 – 552.0	386.5

Options exercisable at 31 December 2005	5,097	145.0 – 580.2	311.1

The weighted average remaining contractual life of options outstanding at 31 December 2007 was 4.9 (2006 — 5.3 years, 2005 — 5.6 years) years for Executive Schemes and 2.5 (2006 — 2.7 years, 2005 3.1 years) years for Employee Schemes.

28(a).	Share Based Payments — Share Option Schemes — (continued)

The weighted average share prices during each year were as follows:

2005	524 pence
2006	483 pence
2007	601 pence

Options granted during the year were as follows:

	Options granted	Weighted average fair value per option at grant date	Share price at grant date	Weighted average exercise price	Weighted average option life
	(Thousand)	(Pence)	(Pence)	(Pence)	(Years)
Employee Schemes	1,077	195.9	570.5	459.7	4.0
Executive Schemes	5,209	202.2	631.8	629.5	6.3

The weighted average fair value of options granted under employee schemes during 2006 was 167p (2005 —144p) and those under executive schemes during 2006 was 150p (2005 — 172p).

Options granted in 2007, 2006 and 2005 under the executive schemes were valued using a binomial model. Options granted under employee schemes were valued using the Black-Scholes option model as management considered that options granted under these schemes are exercised within a short period of time after the vesting date. Options granted under each scheme are valued separately and a weighted average fair value calculated.

The binomial model was used for executive schemes so that proper allowance is made for the possibility of early exercise. At the 2007 grant management expected 95% of the options granted under the 2001 Executive Scheme to vest (2006 — 95%, 2005 — 95%) and 60% of the 2004 Executive Scheme to vest (2006 — 60%, 2005 — 60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest. This includes the effects of any modifications to the share schemes during the year. In 2005 the Group announced its intention to report its results in US Dollars with effect from 2006. For the 2005 awards, the Remuneration Committee decided to retain the same performance targets but base them on US Dollar numbers over the life of the award. In order to reflect the different EPSA growths under US Dollar reporting the estimates of final vesting were amended for schemes with this criteria. To the extent that this is a modification, there was no effect on the charge in the income statement. Commencing in 2006 the impact on the share based payment charge in the income statement over the life of the options was an additional charge of approximately $1m. There was no effect on the fair value of the share based payments as a result of this change.

For all schemes the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee schemes			Executive schemes
	2007	2006	2005	2007	2006	2005
	(%, except Expected Life in years)
Dividend yield	1.0	1.5	1.1	1.0	1.5	1.1
Expected volatility (i)	23.0	25.0	26.0	23.0	25.0	26.0
Risk free interest rate (ii)	5.0	4.8	4.1	5.0	4.5	4.8
Expected life in years (iii)	4.0	3.9	3.9	6.3	6.6	6.4

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Scheme’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2006 — 5%, 2005 — 5%) of Executive Scheme option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2006 — 50%, 2005 — 50%) of Executive Scheme option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the 2004 Plan and 25% for the 2001 Plans (2006 — 50% for the 2004 Plan and 25% for the 2001 Plans, 2005 — 50% for the 2004 Plan and 25% for the 2001 Plans).

28(a).	Share Based Payments — Share Option Schemes — (continued)

Summarised information about options outstanding under the share option schemes at 31 December 2007 is as follows:

	Number outstanding	Weighted average remaining contract life
	(Thousand)	(Years)
Employee Schemes:
296.0p to 403.0p	1,890	2.2
421.0p to 600.5p	1,788	2.9

	3,678	2.5

Executive Schemes:
145.0p to 417.1p	1,662	1.3
418.0p to 637.7p	15,688	5.3

	17,350	4.9

163,823 (2006 — 259,054, 2005 — 330,118) options remain outstanding under the 1998, 1999 and 2000 Stock Appreciation Rights Plan and at 31 December 2007 these have a fair value liability of $1m (2006 — $2m, 2005 — $2m) which is materially the same as intrinsic value.

28(b).	Share Based Payment — Long-Term Incentive Plans

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

The fair values of awards granted under long term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long term incentive plans is nil. The LTIP and PSP contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 20% (2006 — 20%, 2005 — 20%) has been assumed with the constituents of the group. A correlation of 20% (2006 — 30%, 2005 — 30%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 28 (a) of the Notes to the Group Accounts.

28(b).	Share Based Payment — Long-Term Incentive Plans — (continued)

At 31 December 2007 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

	LTIP	PSP	CIP	Total
	(Number of shares in thousands)
Outstanding at 1 January 2005	833	913	291	2,037
Awarded	–	1,062	369	1,431
Vested	(379)	–	–	(379)
Forfeited	(9)	(113)	(40)	(162)

Outstanding at 31 December 2005	445	1,862	620	2,927
Awarded	–	1,484	266	1,750
Vested	(218)	–	–	(218)
Forfeited	(227)	(367)	(90)	(684)

Outstanding at 31 December 2006	–	2,979	796	3,775
Awarded	–	1,793	320	2,113
Vested	–	–	(235)	(235)
Forfeited	–	(1,449)	(121)	(1,570)

Outstanding at 31 December 2007	–	3,323	760	4,083

The weighted average remaining contractual life of awards outstanding at 31 December 2007 was 1.3 years (2006 — 1.5 years, 2005 — 1.8 years) for the PSP, 1.2 years (2006 — 1.3 years, 2005 — 1.9 years) for the CIP and nil years (2006 — nil years, 2005 — 0.1 years) for the LTIP.

28(c).	Share Based Payments — Charge to Income Statement

The expense charged to the income statement for share based payments is as follows:

	2007	2006	2005
	($ million)
Granted in current year	9	5	4
Granted in prior years	14	9	9

Total share based expense for the year	23	14	13

Under the Executive Schemes, PSP and CIP the number of Ordinary Shares over which options may be granted is limited so that the number of Ordinary Shares issued or that may be issued during the ten years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all share schemes operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

29.	Treasury Shares

In February 2007, the Group commenced a share buy back programme of up to $1.5 billion over an initial two years. This followed an assessment of the medium term capital needs of the Group, both internally and for acquisitions whereby management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. Shares bought back are held in treasury. In February 2008 the Board reviewed the programme in the light of current market conditions and opportunities and in order to preserve flexibility the Board currently expects to complete the programme over a total of three years.

As at 31 December 2007, 51,955,000 Ordinary Shares had been purchased at a cost of $640m. During 2007, 305,000 Ordinary Shares were transferred out of treasury, at their weighted average cost, to the Smith & Nephew Employee’s Share Trust leaving 51,650,000 shares in treasury at 31 December 2007.

Treasury shares represent the holding of the Parent Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 36 of the Notes to the Group Accounts) and the shares bought back as part of the share buy back programme.

	2007	2006	2005
	($ million)
At 1 January	1	4	8
Treasury shares purchased	640	–	–
Shares transferred to Group beneficiaries	(4)	(3)	(4)

At 31 December	637	1	4

30.	Cash Flow Statement

Analysis of (Net Debt)/Net Cash

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Loan Notes	Net currency swaps	Total
	($ million)
At 1 January 2005	63	(19)	(43)	(198)	(96)	61	(232)
Net cash flow	98	(71)	(16)	(18)	–	4	(3)
Exchange adjustment	(10)	4	4	5	10	(84)	(71)

At 31 December 2005	151	(86)	(55)	(211)	(86)	(19)	(306)
Net cash flow	182	39	5	200	88	10	524
Loan Notes issued on acquisition	–	–	–	–	(15)	–	(15)
Exchange adjustment	13	(8)	3	(4)	(4)	7	7

At 31 December 2006	346	(55)	(47)	(15)	(17)	(2)	210
Net cash flow	(185)	(5)	(1,201)	106	17	14	(1,254)
Facility fee paid (i)	–	–	(6)	–	–	–	(6)
New finance leases	–	–	(1)	(6)	–	–	(7)
Acquired on acquisition — (Note 32)	–	–	(62)	(119)	–	–	(181)
Exchange adjustment	9	(1)	(64)	(2)	–	(14)	(72)

At 31 December 2007	170	(61)	(1,381)	(36)	–	(2)	(1,310)

(i)	The facility fee of $6m in 2007 is recognised as a prepayment and charged to income on a straight line basis over the term of the facility.

30.	Cash Flow Statement — (continued)

Reconciliation of Net Cash Flow to Movement in (Net Debt)/Net Cash

	2007	2006	2005
	($ million)
Change in cash net of overdrafts in the year	(190)	221	27
Settlement of currency swaps	14	10	4
Change in borrowings (including Loan Notes)	(1,078)	293	(34)

Change in net debt from net cash flow	(1,254)	524	(3)
New finance leases	(7)	–	–
Facility fee paid	(6)	–	–
Loan Notes issued	–	(15)	–
Borrowings and finance leases acquired on acquisition — (Note 32)	(181)	–	–
Exchange adjustment	(72)	7	(71)

Change in net debt in the year	(1,520)	516	(74)
Opening net cash/(net debt)	210	(306)	(232)

Closing (net debt)/net cash	(1,310)	210	(306)

Cash and Cash Equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.

	2007	2006	2005
	($ million)
Cash and bank	170	346	151
Bank overdrafts	(61)	(55)	(86)

Cash and cash equivalents	109	291	65

31.	Currency Translation

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Average rates
	2007	2006	2005
Sterling	2.00	1.86	1.81
Euro	1.37	1.27	1.24

	Year-end rates
	2007	2006	2005
Sterling	1.99	1.96	1.72
Euro	1.46	1.32	1.18

32.	Acquisitions

2007

On 31 May 2007 the Group acquired 100% of the issued share capital of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF 1,091m ($889m) in cash, including assumed debt. This is being integrated into the Group’s Reconstruction and Trauma and Clinical Therapies business segments. The cost of the acquisition has been allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition as follows:

	Pre-acquisition carrying amounts	Provisional fair value adjustments	Fair value to Group
	($ million)
Property, plant and equipment	81	(2)	79
Intangible assets — acquisition intangibles	–	240	240
Intangible assets — other	10	(8)	2
Investment in associates	6	4	10
Deferred taxation assets	19	(19)	–
Inventories	106	66	172
Trade and other receivables	128	–	128
Loans and borrowings	(181)	–	(181)
Deferred taxation liabilities	(4)	(34)	(38)
Retirement benefit obligation	(6)	(16)	(22)
Trade and other payables	(125)	(4)	(129)

Net assets	34	227	261

Equity attributable to minority interests (i)			(4)
Goodwill on acquisition			463

Cost of acquisition			720

Discharged by:
Cash			726
Cash acquired in Plus			(18)
Costs associated with acquisition			12

			720

(i)	The pre-acquisition carrying amount of the equity attributable to minority interests was $4m.

Fair values are provisional to enable final assessment of potential taxation and other liabilities and will be finalised within 12 months of the acquisition date. Management believes that goodwill represents the value of the workforce, the existing European corporate structure and synergies that are expected to arise from the combined group.

In 2007, from the date of acquisition on 31 May 2007, Plus products contributed $200m to revenue. It is impractible to calculate Plus’ contribution to attributable profit in 2007, since its acquisition by the Group, as significant integration has occurred during the year.

As part of the acquisition of Plus, the Group assumed the following minority interests which were previously minority interests under the Plus Group:

Minority Interests Acquired	Country	Minority % acquired
Plus Orthopedics Italy Srl	Italy	10%
XMedica Srl	Italy	10%
Plus Orthopedics Netherlands BV	Netherlands	49%
Plus Orthopedics Hellas S.A.	Greece	10%
LifeTek LLC (i)	US	10%
Biograft de Mexico, S.A. de C.V.	Mexico	12.7%
Endoplant GmbH	Germany	6%
Plus Orthopedics GmbH (i)	Germany	4%
Endocare Medizinische Geräte Vertriebs — GmbH	Germany	23.2%

(i)	These companies are consolidated with no related minority interest due to deferred purchase consideration agreements.

32.	Acquisitions — (continued)

Subsequent to the Plus acquisition the Group acquired Plus’ Australian distributor and the minority interests in the Netherlands and Greece for a total of $13m in cash and $6m of contingent consideration. This was allocated as inventory of $3m, goodwill of $12m and a reduction in minority interests by $4m.

In addition to the above, the Group acquired Plus’ minority interest in Plus Orthopedics GmbH (Germany) and thereby settled deferred consideration accrued of $25m.

BlueSky Medical Group, Inc

On 10 May 2007, the Group acquired 100% of the issued share capital of BlueSky Medical Group Inc., (“BlueSky”) for an initial payment of $15m with further milestone payments of up to $95m related to revenues and other events. The company has developed products for treating chronic wounds using negative pressure wound therapy and markets a range of negative pressure pumps and wound dressing kits. This has been integrated into the Group’s Advanced Wound Management business segment. BlueSky’s assets and liabilities are included in the Group’s balance sheet at fair value at the date of acquisition as follows.

	Pre-acquisition carrying amounts	Fair value adjustments	Fair value to Group
	($ million)
Intangible assets — acquisition intangibles	–	26	26
Inventories	2	–	2
Trade and other receivables	1	–	1
Trade and other payables	(3)	–	(3)
Deferred taxation liabilities	–	(10)	(10)

Net assets	–	16	16

Goodwill on acquisition			34

Cost of acquisition			50

Discharged by:
Cash			15
Costs associated with acquisition			1
Present value of probable milestone payments			34

			50

In addition to the cash consideration of $15m the Group is committed to paying future milestone payments totalling $95m on the achievement of certain milestones. The Group assessed the present value of the probable milestone payments to be $34m.

Management believes that the goodwill arising on the acquisition of BlueSky represents synergies expected to be achieved.

In 2007, from the date of acquisition on 10 May 2007, BlueSky contributed $6m to revenue and a loss of $10m to attributable profit for the year.

Total 2007 acquisitions

Had all the acquisitions in 2007 occurred at the beginning of the year the revenue of the combined Group would have been $3,526m and attributable profit, including the results of the acquired companies adjusted for amortisation of acquisition intangibles, utilisation of inventory step-up, the interest expense on debt incurred as result of the acquisition and tax thereon, would have been $295m.

In addition to the cash consideration of $792m, for the Plus and BlueSky acquisitions, deferred consideration of $7m in respect of previous years’ acquisitions was paid in 2007.

32.	Acquisitions — (continued)

2006

On 10 July 2006, the Group acquired 100% of the issued share capital of OsteoBiologics Inc., (“OBI”) a company providing bioabsorbable implants for bone healing for a net cost of $73m settled in cash. OBI has been integrated with the Endoscopy business. OBI’s assets are included in the Group’s balance sheet at fair value at the date of acquisition as follows:

	Net book value	Fair value adjustments	Fair value to Group
	($ million)
Intangible assets — acquisition intangibles	–	42	42
Inventories	2	–	2
Trade and other receivables	1	–	1
Trade and other payables	(2)	–	(2)
Deferred taxation	–	(9)	(9)

Net assets	1	33	34

Goodwill on acquisition			39

Cost of acquisition			73

Discharged by:
Cash			74
Cash acquired in OBI			(2)
Costs associated with acquisition			1

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

In addition to the cash consideration of $73m, deferred consideration of $10m in respect of previous years’ acquisitions was paid in the year.

2005

The business and assets of an orthopaedic distributor in Japan were acquired on 30 June 2005 and a milestone payment was accrued in respect of a previous acquisition. There was no material difference between the fair value and book value of net assets acquired.

($ million)
Intangible assets — acquisition intangibles	4
Retirement benefit obligation	(1)

Assets	3
Goodwill	24

Cost of acquisition	27

Discharged by:
Cash	11
Deferred consideration	16

27

In addition to the cash consideration of $11m, deferred consideration of $14m in respect of previous years’ acquisitions was paid in the year.

33.	Financial Commitments

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $5m (2006 — $2m).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., amounts of up to $8m (2006 — $8m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further $20m (2006 — $20m) contingent on achievement of sales milestones.

As part of the Group’s acquisition of BlueSky Medical Group Inc., a further $55m could become payable on achievement of sales milestones. This is in addition to the milestones that management considers probable that have been recognised in the acquisition cost at their present value (see Note 32 of the Notes to the Group Accounts).

The Group is contractually committed to four milestone payments, which total $60m (2006 — $60m), related to the US approval and commercialisation of DUROLANE which may become payable under the terms of the agreement with Q-MED AB signed in June 2006.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2007	2006
	($ million)
Land and buildings:
Within one year	26	22
After one and within two years	18	15
After two and within three years	14	13
After three and within four years	12	11
After four and within five years	9	10
After five years	31	39

	110	110

Other assets:
Within one year	21	19
After one and within two years	14	13
After two and within three years	8	7
After three and within four years	2	3

	45	42

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2007	2006
	($ million)
Within one year	9	1
After one and within two years	7	2
After two and within three years	5	2
After three and within four years	4	2
After four and within five years	3	2
After five years	21	16

Total minimum lease payments	49	25
Discounted by imputed interest	(11)	(9)

Present value of minimum lease payments	38	16

Present value of minimum lease payments can be split out as: $9m (2006 — $1m) due within one year, $17m (2006 — $5m) due within two to five years and $12m (2006 — $10m) due after five years.

34.	Contingent Liabilities

The Group is party to legal proceedings in the normal course of business. Other than as set out below the Group considers that these will not result in any material adverse effect on the Group’s results of operations or financial position.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date 2,971 components had been implanted of which approximately 2,471 were in the USA, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001. As at 31 December 2007 1,029 implants required revision surgery as a result of some patients not achieving adequate fixation and settlements had been agreed with patients in respect of 977 of these revisions. A provision of $154m was established in 2004 for the estimated cost of settling patient claims. In 2007, this provision was increased by $22m to reflect an increase in anticipated costs to settle outstanding and future claims.

The total amount paid out to 31 December 2007 in settlements, legal costs and associated expenses has been $195m of which $60m was recovered from the insurer who provided the primary layer and 65% of the first excess layer in the Group’s global product liability programme. A further $22m was received during 2007 from a successful legal settlement. The balance of $113m is due from five other insurers who have declined coverage.

A provision of $41m remains available to cover the estimated cost of settling pending and future claims by patients assuming that insurance cover continues to be declined. The key variables in assessing the adequacy of the provision are the number of revisions likely to arise and the average cost of settling patient claims for those revisions. Whilst management’s estimate of the most probable net cost remains $154m, it is possible that the eventual outcome may be different. Based on independent statistical projections (carried out in 2006) of revisions through to the end of 2009 the range of possible costs is $133m to $194m.

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

35.	Retirement Benefit Obligation

The Group’s retirement benefit obligation comprises:

	2007	2006
	($ million)
Funded Plans:
UK Plan	80	44
US Plan	27	57
Other Plans (i)	25	(3)

	132	98
Unfunded Plans:
Other Plans (i)	22	27
Retirement Healthcare	30	29

	184	154

(i)	The analysis in this note for “Other Plans” combines both the funded and unfunded retirement benefit obligations.

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

35.	Retirement Benefit Obligation — (continued)

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

Principal actuarial assumptions:

	2007	2006	2005
	(% per annum)
UK Plan:
Discount rate	5.8	5.1	4.8
Expected return on plan assets (i)	6.5	6.8	6.4
Expected rate of salary increases	5.3	4.9	4.8
Future pension increases	3.3	2.9	2.6
Inflation	3.3	2.9	2.6
Life expectancy of male aged 60 (in years)	28.4	24.7	24.6

US Plan:
Discount rate	6.5	5.8	5.5
Expected return on plan assets (i)	8.2	8.2	8.1
Expected rate of salary increases	5.0	5.0	5.0
Future pension increases	Nil	Nil	Nil
Inflation	2.7	3.0	3.0
Life expectancy of male aged 60 (in years)	23.0	22.0	20.7

Other Plans:
Discount rate (ii)	4.3	4.5	4.5
Expected return on plan assets (i) (ii)	4.9	5.4	5.5
Expected rate of salary increases (ii)	3.4	4.0	4.0
Future pension increases (ii)	1.4	2.5	2.4
Inflation (ii)	2.0	2.1	2.5

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

Pension costs:

	2007	2006	2005
	($ million)
Current service cost — employer’s portion	29	29	30
Past service cost	–	–	1

	29	29	31
Interest cost	55	46	44
Expected return on assets in the plan	(65)	(52)	(40)

Net defined benefit pension costs	19	23	35
Net defined contribution pension costs	21	20	16

	40	43	51

Of the $40m (2006 — $43m, 2005 — $51m) cost for the year, $50m (2006 — $49m, 2005 — $47m) was charged to operating profit. The interest cost and expected return on plan assets are reported as other finance costs. Actuarial losses of $22m (2006 — gain of $32m, 2005 — loss of $12m) were reported in the Group statement of recognised income and expense making the cumulative charge to date $80m (2006 — $58m, 2005 — $90m).

35.	Retirement Benefit Obligation — (continued)

The contributions made in the year in respect of defined benefit plans were: UK Plan $20m (2006 — $30m, 2005 — $76m); US Plan $11m (2006 — $19m, 2005 — $51m); and Other Plans $8m (2006 — $6m, 2005 — $9m). For 2008, the agreed contribution rates to the UK defined benefit pension plan are 20.2% of pensionable earnings plus supplementary payments of $14m. Payments to the US defined benefit plan in 2008 are estimated to be $11m. $7m is estimated to be paid to the other funded defined benefit plans.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2007 there were no outstanding payments due to be paid over to the plans (2006 — nil, 2005 — nil).

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	(%)	($ million)	(%)	($ million)	(%)	($ million)
31 December 2007
Equities	7.6	430	9.2	195	6.2	42
Bonds	4.4	201	5.4	59	4.1	34
Property	6.6	30	–	–	5.4	7
Other	4.4	12	4.7	2	4.4	15

Market value of assets		673		256		98
Present value of defined benefit obligations		(753)		(283)		(145)

Deficit: non-current liability recognised in the balance sheet		(80)		(27)		(47)

31 December 2006
Equities	7.0	488	8.7	185	6.6	11
Bonds	4.0	87	6.4	51	3.8	19
Property	5.5	30	–	–	5.0	–
Other	4.0	12	4.2	2	4.2	6

Market value of assets		617		238		36
Present value of defined benefit obligations		(661)		(295)		(60)

Deficit: non-current liability recognised in the balance sheet		(44)		(57)		(24)

35.	Retirement Benefit Obligation — (continued)

The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans for the last two years:

	Percentage of Plan Assets at 31 December
	2007	2006
	(%)
UK Plan
Asset Category:
Equity securities	64	79
Debt securities	30	14
Property	4	5
Other	2	2

Total	100	100

US Plan
Asset Category:
Equity securities	76	78
Debt securities	23	21
Other	1	1

Total	100	100

Other Plans
Asset Category:
Equity securities	43	31
Debt securities	35	52
Property	7	–
Other	15	17

Total	100	100

A reconciliation of the present value of defined benefit obligations is shown in the following tables:

	2007	2006
	($ million)
UK Plan
Present value of defined benefit obligations at 1 January	661	559
Current service cost	13	14
Other finance cost	34	29
Actuarial losses	57	6
Plan participant contributions	2	2
Curtailments and settlements	–	(2)
Benefits paid	(26)	(25)
Exchange adjustment	12	78

Present value of defined benefit obligations at 31 December	753	661

US Plan
Present value of defined benefit obligations at 1 January	295	285
Current service cost	10	11
Other finance cost	17	15
Actuarial gains	(32)	(9)
Benefits paid	(7)	(7)

Present value of defined benefit obligations at 31 December	283	295

Other Plans
Present value of defined benefit obligations at 1 January	60	48
Acquisitions	60	–
Current service cost	6	4
Settlements to members	(7)	(1)
Other finance cost	4	2
Actuarial losses	12	6
Benefits paid	(5)	(3)
Plan participant contributions	6	–
Exchange adjustment	9	4

Present value of defined benefit obligations at 31 December	145	60

35.	Retirement Benefit Obligation — (continued)

A reconciliation of the fair value of plan assets is shown in the following tables:

	2007	2006
	($ million)

UK Plan
Fair value of plan assets at 1 January	617	488
Expected return on plan assets	42	34
Actuarial gains	8	20
Plan participant contributions	2	2
Company contributions	20	30
Curtailments and settlements	–	(2)
Benefits paid	(26)	(25)
Exchange adjustment	10	70

Fair value of plan assets at 31 December	673	617

US Plan
Fair value of plan assets at 1 January	238	196
Expected return on plan assets	19	16
Actuarial (losses)/gains	(5)	14
Company contributions	11	19
Benefits paid	(7)	(7)

Fair value of plan assets at 31 December	256	238

Other Plans
Fair value of plan assets at 1 January	36	27
Acquisitions	38	–
Expected return on plan assets	4	2
Settlements to members	(7)	–
Actuarial gains	12	1
Company contributions	8	6
Benefits paid	(5)	(3)
Plan participant contributions	6	–
Exchange adjustment	6	3

Fair value of plan assets at 31 December	98	36

35.	Retirement Benefit Obligation — (continued)

The history of experience adjustments is as follows:

	Present value of defined benefit obligations	Fair value of plan assets	Deficit in plan	Experience adjustments on plan liabilities		Experience adjustments on plan assets
				Amount — gain/ (loss)	Percentage of plan liabilities	Amount — gain/ (loss)	Percentage of plan assets
	($ million)	($ million)	($ million)	($ million)	(%)	($ million)	(%)
31 December 2007:
UK Plan	(753)	673	(80)	–	–	8	1
US Plan	(283)	256	(27)	1	–	(5)	2
Other Plans	(145)	98	(47)	(1)	1	12	12
31 December 2006:
UK Plan	(661)	617	(44)	15	2	20	3
US Plan	(295)	238	(57)	3	1	14	6
Other Plans	(60)	36	(24)	1	2	1	3
31 December 2005:
UK Plan	(559)	488	(71)	5	1	45	9
US Plan	(285)	196	(89)	2	1	–	–
Other Plans	(48)	27	(21)	1	2	2	7
31 December 2004:
UK Plan	(552)	407	(145)	(4)	1	10	3
US Plan	(253)	138	(115)	–	–	4	3
Other Plans	(48)	29	(19)	–	–	–	–
31 December 2003:
UK Plan	(475)	344	(131)	–	–	29	8
US Plan	(222)	113	(109)	(4)	2	13	11
Other Plans	(39)	23	(16)	–	–	–	–

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $2m (2006 — $2m, 2005 — $2m). The amount receivable at 31 December 2007 was nil (2006 — nil, 2005 — nil).

Retirement Healthcare

The Group has various obligations for the provision of retirement healthcare to employees. A reconciliation of the obligation is as follows:

	2007	2006
	($ million)
At 1 January	29	25
Exchange adjustment	1	1
Charge to income statement — service cost	1	1
Change to income statement — other finance costs	1	1
Benefits paid	(2)	(1)
Actuarial losses	–	2

At 31 December	30	29

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2007		2006		2005
	UK	US	UK	US	UK	US
	(% per annum)
Discount rate	5.8	6.5	5.1	5.8	4.8	5.5
Medical cost inflation	6.7	9.0	6.3	8.0	6.2	8.5

35.	Retirement Benefit Obligation — (continued)

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2007, 2006 or 2005 by more than $1m.

The assumed retirement healthcare cost trend for 2008 and thereafter is expected to be approximately 1.5% above the discount rate.

36.	Smith & Nephew Employees’ Share Trust

	2007	2006
	($ million)
At 1 January	1	4
Shares transferred from treasury	4	–
Shares vested	(4)	(3)

At 31 December	1	1

The Smith & Nephew Employees’ Share Trust and the 2004 Employee Share Trust were established to hold shares relating to the Long-Term Incentive Plans referred to in the “Remuneration Report”. Holdings of the Parent Company’s Own Shares in respect of the Trust are disclosed in Note 29 of the Notes to the Group Accounts. The Trusts are administered by an independent professional trust company resident in Jersey and are funded by a loan from the Parent Company. The costs of the Trust are charged to the income statement as they accrue. A dividend waiver is in place in respect of those shares held under the Long-Term Incentive Plan. The waiver represents less than 1% of the total dividends paid.

At 31 December 2007, the Trusts held 0.3m (2006 —1.0m) Ordinary Shares at an aggregate cost of $2m (2006 — $12m). 0.2m shares (2006 — 0.9m), with an original cost of $1m (2006 — $11m), have vested and are held under option for the benefit of directors and employees. 0.1m shares, at an aggregate cost of $1m, are included within equity on the Group balance sheet and shareholders’ funds on the Parent Company balance sheet. The market value of these shares at 31 December 2007 was $2m (2006 — $1m).

37.	Related Party Transactions

Trading Transactions

In the course of normal operations, the Group traded with its joint venture BSN Medical from 1 April 2001. BSN Medical ceased to be a related party on 23 February 2006. In the course of normal operations, the Group traded with its associates detailed in Note 17 of the Notes to the Group Accounts from 31 May 2007. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2007	2006	2005
	($ million)
Sales to the associates	9	–	–
Agency fees received from the joint venture	–	4	25
Management charges received from the joint venture	–	–	2
Purchases from the joint venture	–	2	20
Loss made by the joint venture on purchases	–	–	(2)
Purchases from the associates	3	–	–

Key Management Personnel

The remuneration of executive officers (including non-executive directors) during the year is summarised below:

	2007	2006	2005
	($ million)
Short-term employee benefits	16	13	9
Share-based payment	7	3	4
Pension and post employment benefit entitlements	1	1	2
Termination benefits	2	–	–

	26	17	15

Information concerning directors and executive officers’ emoluments, pension entitlements, shareholdings and share options is shown in the “Remuneration Report”.

38.	Information About the Nature and Cost of Services Provided by Auditors

	2007	2006	2005
	($ million)
Audit services: Group accounts	1	1	1
Other services:
Local statutory audit pursuant to legislation	2	2	2
Other services pursuant to legislation	1	2	1
Taxation services:
Compliance services	1	1	–
Advisory services	2	2	2

	3	3	2
Corporate finance transactions	1	2	–

Total auditors’ remuneration	8	10	6

Arising:
In the UK	5	7	3
Outside the UK	3	3	3

	8	10	6

39.	Post Balance Sheet Events

Persuant to the share buy back programme detailed in Note 29 of the Notes to the Group Accounts, in the period between 1 January 2008 and 12 March 2008 6,579,000 Ordinary Shares had been purchased at a cost of $79m.

40.	New Accounting Standards

New IFRS Accounting Standards

The following IFRS and IFRIC interpretations, which are relevant to the Group, have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective or have not yet been adopted by the Group. Unless otherwise stated, none is likely to have a material effect on the Group’s results of operations or financial position.

In November 2006, the IASB issued IFRS 8 Operating Segments which is required to be implemented in the financial year commencing 1 January 2009. This IFRS requires segment information to be reported on the same basis as used by management when evaluating performance. This IFRS was endorsed by the EU in November 2007.

In November 2006, the IASB issued IFRIC 11 IFRS 2 — Group and Treasury Share Transactions which is required to be implemented in the financial year commencing 1 January 2008. This interpretation provides guidance on whether share-based transactions involving group entities should be accounted for as equity settled or cash settled transactions. This IFRIC was endorsed by the EU in June 2007.

In March 2007, the IASB issued an amendment to IAS 23 Borrowing Costs which the Group will adopt in the financial year commencing 1 January 2009. This amendment removes the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The Group currently has this policy so it will therefore be required to capitalise borrowing costs as part of the cost of such assets. This amendment has not yet been endorsed by the EU.

In July 2007, the IASB issued IFRIC 14 — IAS 19— The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This interpretation is required to be implemented in the financial year commencing 1 January 2008 and provides guidance regarding recognition of assets in relation to a surplus of a defined benefit pension scheme. This IFRIC has not yet been endorsed by the EU.

In September 2007, the IASB issued a revised IAS 1 Presentation of Financial Statements which the Group will adopt in the financial year commencing 1 January 2009. This revised standard requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. This revised standard has not yet been endorsed by the EU.

40.	New Accounting Standards —(continued)

In January 2008, the IASB issued a revised IFRS 3 Business Combinations and an amended IAS 27 Consolidated and Financial Statements. The Group will adopt these standards in the financial year commencing 1 January 2010. The amended IFRS 3 clarifies certain areas in accounting for business combinations, whilst the revised IAS 27 reduces the number of alternatives in accounting for subsidiaries in consolidated financial statements. These revised and amended standards have not yet been endorsed by the EU.

In January 2008, the IASB issued an amendment to IFRS 2 Share-based Payment. The Group will adopt this amendment in the financial year commencing 1 January 2009. The amendment clarifies the terms “vesting conditions” and “cancellation” and their related accounting treatment. This revised standard has not yet been endorsed by the EU.

In January 2008, the IASB issued amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements. The Group will adopt these amendments in the financial year commencing 1 January 2009. As a result of these amendments, some puttable financial instruments and obligations that currently meet the definition of a financial liability will be classified as equity. These amended standards have not yet been endorsed by the EU.

41.	Principal Subsidiary Undertakings

The information provided below is given for principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Plus Orthopedics GmbH	Medical Devices	Germany
Plus Orthopedics Hellas SA	Medical Devices	Greece
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Plus Orthopedics Holding AG	Medical Devices	Switzerland

USA:
Smith & Nephew Inc	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Co Limited	Medical Devices	China
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew Endoscopy KK	Medical Devices	Japan
Smith & Nephew Orthopaedics KK	Medical Devices	Japan
Smith & Nephew Wound Management KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

Principal Associated Undertakings, Joint Ventures and Other Arrangements

Until 23 February 2006, the Group owned 50% of BSN Medical GmbH & Co KG, a medical supplies company incorporated and located in Germany.

PARENT COMPANY AUDITORS’ REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Parent Company accounts of Smith & Nephew plc for the year ended 31 December 2007 which comprise the balance sheet and the related Notes A to H. These Parent Company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the Group accounts of Smith & Nephew plc for the year ended 31 December 2007.

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

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the Annual Report, the Remuneration Report and the Parent Company accounts in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Directors’ Responsibilities for the Accounts.

Our responsibility is to audit the Parent Company accounts and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Parent Company accounts give a true and fair view and whether the Parent Company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the accounts.

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

Opinion

In our opinion:

•	the Parent Company accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2007;

•	the Parent Company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors’ Report is consistent with the Parent Company accounts.

Ernst & Young LLP

Registered auditor

London, England

18 March 2008

PARENT COMPANY BALANCE SHEET

	At 31 December
	2007	2006
	($ million)
Fixed assets:
Investments — (Note C)	1,332	605

Current assets:
Debtors — (Note D)	1,601	1,299
Cash and bank — (Note E)	22	233

	1,623	1,532

Creditors: amounts falling due within one year:
Borrowings — (Note E)	(1,065)	(30)
Other creditors — (Note F)	(216)	(499)

	(1,281)	(529)

Net current assets	342	1,003

Total assets less current liabilities	1,674	1,608

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note 26)	190	189
Share premium account — (Note G)	356	329
Exchange reserve — (Note G)	(52)	(52)
Profit and loss account — (Note G)	1,817	1,143
Treasury shares — (Note 29)	(637)	(1)

Shareholders’ funds	1,674	1,608

Approved by the Board on 18 March 2008.

John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

NOTES TO THE PARENT COMPANY ACCOUNTS

A.	General Information

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

Presentation of financial information

The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. Financial information for prior periods were restated from Sterling into US Dollars in accordance with FRS 23.

Share capital and share premium in comparative periods was translated at the rate of exchange on the date of redenomination.

B.	Accounting Policies

The separate accounts of the Parent Company are presented as required by the Companies Act 1985. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7, the parent is exempt from FRS 29 Financial Instruments: Disclosures. The disclosures in respect of the Company are included in the Group accounts. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 74 to 134.

The Company has taken advantage of the exemption in FRS 1, (Revised 1996) Cash Flow Statements not to present its own cash flow statement as the Group accounts contain a consolidated cash flow.

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

Financial Instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

B.	Accounting Policies — (continued)

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

Share Based Payments

The Company operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

C.	Investments

($ million)
At 1 January 2007	605
Additions	727

At 31 December 2007	1,332

Investments represent holdings in subsidiary undertakings. On 1 June 2007, the Company acquired an additional 727,346,938 shares at a cost of $1 per share in Smith & Nephew USD Limited. These shares were a new issue.

The information provided below is given for the principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House.

Company Name	Activity	Country of operation and incorporation
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew USD Limited	Holding Company	England & Wales

D.	Debtors

	2007	2006
	($ million)
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	1,594	1,296
Other debtors	1	–
Prepayments and accrued income	5	1

	1,600	1,297
Amounts falling due after more than one year:
Deferred taxation (i)	1	2

	1,601	1,299

(i)	The deferred taxation asset of $1m (2006 — $2m) comprises other timing differences.

E.	Cash and Borrowings

	2007	2006
	($ million)
Bank loans and overdrafts due within one year or on demand	1,065	13
Loan Notes (due within one year)	–	17

Borrowings	1,065	30
Cash and bank	(22)	(233)
Credit balances on derivatives — (Note F)	2	2

Net debt/(net cash)	1,045	(201)

The Loan Notes were denominated in Sterling, paid interest quarterly at floating rates and were repaid in full in 2007.

All currency swaps are stated at fair value. Gross US Dollar equivalents of $97m (2006 — $249m) receivable and $99m (2006 — $251m) payable have been netted and the difference of $2m is reported as credit balances on currency swaps (2006 — $2m). Currency swaps comprise foreign exchange swaps and were used in 2007 to hedge intragroup loans.

F.	Other Creditors

	2007	2006
	($ million)
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	209	488
Accruals and deferred income	3	3
Other creditors	2	–
Current taxation	–	6
Credit balances on derivatives	2	2

	216	499

G.	Reserves

	2007						2006
	Share capital	Share premium	Treasury shares	Exchange reserves	Profit and loss account	Total share- holders funds	Total share- holders funds
	($ million)
At 1 January	189	329	(1)	(52)	1,143	1,608	1,540
Exchange adjustment	–	–	–	–	–	–	41
Cancellation of 12 2/9p shares on share redenomination	–	–	–	–	–	–	(502)
Issue of shares on share redenomination	–	–	–	–	–	–	502
Attributable profit for the year	–	–	–	–	759	759	93
Equity dividends paid in the year	–	–	–	–	(104)	(104)	(96)
Equity instruments granted	–	–	–	–	23	23	14
Cost of shares transferred to beneficiaries	–	–	4	–	(4)	–	–
New shares issued on exercise of share options	1	27	–	–	–	28	16
Treasury shares purchased	–	–	(640)	–	–	(640)	–

At 31 December	190	356	(637)	(52)	1,817	1,674	1,608

G.	Reserves — (continued)

The treasury shares purchased during the year of $640m (2006 — nil) relate to the share buy back programme detailed in Note 29 of the Notes to the Group accounts.

The total distributable reserves of the Parent Company are $1,128m (2006 — $1,091m).

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $759m (2006 — $93m).

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 38 of the Notes to the Group Accounts.

H.	Contingent Liability

	2007	2006
	($ million)
Guarantees in respect of subsidiary undertakings	251	22

The Company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Ltd. In January 2006 the Company provided guarantees to the Trustees of the pension plans to support future amounts due from participating employers (see Note 35 of the Notes to the Group Accounts).

[THIS PAGE INTENTIONALLY LEFT BLANK]

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

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and paid in November. Up to 2004 a final dividend for each year was recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting. Following shareholder approval in December 2005, the directors may declare and pay interim dividends. In 2006 and 2007 shareholders received two interim dividends and are expected to receive two interim dividends in 2008.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following table shows the dividends on each Ordinary Share (as increased by the associated UK tax credit of 10%, but before deduction of withholding taxes) for the fiscal years 2003 through 2007. The 2007 second interim dividend will be payable on 9 May 2008. All dividends, up to the second interim dividend for 2005, were declared in pence per Ordinary Share and translated into US cents per share at the Noon Buying Rate on the payment date. All dividends from the second interim dividend for 2005 have been declared in US cents per Ordinary Share.

	Years ended 31 December
	2007		2006	2005	2004	2003
Pence per share:
Interim	2.450		2.456	2.333	2.111	2.056
Second interim	4.059	(i)	3.789	3.889	–	–
Final	–		–	–	3.556	3.444

Total	6.509		6.245	6.222	5.667	5.500

US cents per share:
Interim	5.011		4.556	4.067	3.916	3.299
Second interim	8.200		7.456	6.778	–	–
Final	–		–	–	6.532	5.567

Total	13.211		12.012	10.845	10.448	8.866

(i)	Translated at the Noon Buying rate on 12 March 2008.

Share Prices

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Fiscal Year ended 31 December:
2003	4.83	3.30	42.18	26.45
2004	6.14	4.39	59.20	40.36
2005	5.58	4.52	52.83	40.26
2006	5.71	4.00	52.65	36.95
2007	6.50	5.33	67.84	51.54

Quarters in the Fiscal Year ended 31 December:
2006:
1st Quarter	5.71	5.07	50.78	44.57
2nd Quarter	5.36	4.08	47.28	36.95
3rd Quarter	4.91	4.00	46.07	36.95
4th Quarter	5.37	4.80	52.65	45.81
2007:
1st Quarter	6.48	5.33	64.11	51.54
2nd Quarter	6.50	5.99	64.35	59.00
3rd Quarter	6.30	5.53	64.68	54.08
4th Quarter	6.50	5.58	67.84	57.22
2008:
1st Quarter (through 12 March 2008)	6.91	5.77	67.35	57.09

Last Six Months:
September 2007	5.98	5.62	61.66	56.55
October 2007	6.50	5.97	67.84	60.39
November 2007	6.18	5.58	64.60	57.28
December 2007	6.05	5.67	61.88	57.22
January 2008	6.82	5.77	67.35	57.09
February 2008	6.91	6.21	67.04	60.52
March 2008 (through 12 March 2008)	6.54	6.25	65.33	63.50

INFORMATION FOR SHAREHOLDERS

Shareholder Communications

Following shareholder approval in 2007, the Company will be sending paper copies of the Annual Report only to those shareholders that have elected to receive shareholder documentation by post. ADS holders also will not be sent a hard copy unless they have elected to receive it. This document, as well as the electronic Summary Financial Statement, will be available on the Group’s website at www.smith-nephew.com and both ordinary shareholders and ADS holders can request a hard copy of the Annual Report, which will be provided free of charge. The Group will continue to send the notice of the Annual General Meeting with an accompanying letter to ordinary shareholders and ADS holders by post which will state that the Annual Report is available on the Group’s website. Shareholders who have elected to receive the notice electronically are informed by e-mail of the availability of the documents on the Group’s website.

In 2006, at the half year an Interim Report was published in a national newspaper and from 2007, following regulatory changes in the UK, the Interim Report has been made available through Stock Exchange announcements and on the Group’s website. Quarterly reports are made available through Stock Exchange announcements and on the Group’s website. Hard copies are available on request. Copies of recent Annual Reports, Summary Financial Statements and Interim Reports are also available on the Smith & Nephew website along with press releases, institutional presentations and audio webcasts.

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

Financial Calendar

Quarter One results and AGM	1 May 2008
Payment of 2007 second interim dividend	9 May 2008
Half year results announced	7 August 2008 (i)
Quarter Three results announced	6 November 2008
Payment of 2008 first interim dividend	November 2008
Full year results announced	February 2009 (i)
Annual Report available	March 2009
Annual General Meeting	May 2009

(i)	Dividend declaration dates.

Dividend

The Ordinary Shares and ADSs will trade ex-dividend on both the London and New York Stock Exchanges respectively from 16 April 2008 and the record date will be 18 April 2008 in respect of the second interim dividend for the year ended 31 December 2007 of 7.38¢ per Ordinary Share to be paid on 9 May 2008. The Sterling equivalent per Ordinary Share will be set on 18 April 2008. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 16 April 2008.

Ordinary Shares

Payment of cash dividends

Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed an electronic bank transfer mandate should contact the Company’s registrar, Equiniti, (formerly Lloyds TSB Registrars).

Dividend re-investment plan

The Company has a dividend re-investment plan that offers shareholders, except those in North America, the opportunity to invest their cash dividends in further Smith & Nephew Ordinary Shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2007 second interim dividend and for future dividends are available from Equiniti who administer the plan on behalf of the Company.

UK capital gains tax

For the purposes of UK capital gains tax the price of Ordinary Shares on 31 March 1982 was 35.04p.

Smith & Nephew share price

The Company’s Ordinary Shares are quoted on the LSE under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www.londonstockexchange.com where it is updated at intervals throughout the day. It is also quoted daily in UK national newspapers.

Smith & Nephew corporate ISA

The Company has a corporate Individual Savings Account (ISA), for UK shareholders, administered by the Company’s registrar. For information about this service if calling from the UK please contact their helpline on telephone 0871 384 2081 (calls to this number are charged at 8p per minute from a BT landline, other telephony providers’ costs may vary) or +44 (0)121 415 7072 if calling from outside the UK.

Shareview

To view information about your shareholdings on the internet, register at www.shareview.com, the registrars enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via our website at www.smith-nephew.com.

Shareholder enquiries

For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, UK on telephone 0871 384 2081 (calls to this number are charged at 8p per minute from a BT landline, other telephony providers’ costs may vary) or +44(0)121 415 7072 if calling from outside the UK.

American Depositary Receipts (“ADRs”)

In the US, the Company’s Ordinary Shares are traded in the form of ADSs, evidenced by ADRs, and trade on the NYSE under the symbol SNN. Each American Depositary Share represents five Ordinary Shares. The Bank of New York is the authorised depositary bank for the Company’s ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: The Bank of New York on +1-888-BNY-ADRS (toll-free) or visit www.adrbny.com.

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

Annual General Meeting

The Company’s Annual General Meeting is to be held on 1 May 2008 at 2pm at The Royal Society, 6-9 Carlton House Terrace, London, SW1Y 5AG, UK. Notice of the meeting has been sent to all shareholders with an accompanying letter from the Chairman.

Corporate Headquarters and Registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0) 20 7401 7646. Website: www.smith-nephew.com

Advisors

Solicitors:	Ashurst LLP
Freshfields Bruckhaus Deringer
Auditors:	Ernst & Young LLP
Stockbrokers:	JP Morgan Cazenove
UBS

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

Shareholdings

As at 12 March 2008, 8,861,618 ADSs equivalent to 44,308,090 Ordinary Shares or approximately 4.98% of the total Ordinary Shares in issue, were outstanding and were held by 62 registered holders.

As at 12 March 2008, to the knowledge of the Group, there were 23,310 registered holders of Ordinary Shares, of whom 92 had registered addresses in the US and held a total of 215,639 Ordinary Shares (less than 1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 12 March 2008, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FSA) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Disclosure and Transparency Rules:

	12 March 2008	As at 31 December
		2007	2006	2005
	(%)
Capital Group of Companies Inc.	9.8	9.8	16.6	9.3
Legal and General Investment Management	5.2	5.2	3.4	3.4
Barclays Plc.	–	–	–	3.4
AXA Investment Managers	–	–	–	3.2
Deutsche Bank AG.	–	–	–	3.3

	12 March 2008	As at 31 December
		2007	2006	2005
	(number in thousands)
Capital Group of Companies Inc.	88,150	88,150	156,412	87,200
Legal and General Investment Management	46,324	46,324	31,891	31,891
Barclays Plc.	–	–	–	31,924
AXA Investment Managers	–	–	–	29,832
Deutsche Bank AG.	–	–	–	31,290

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Purchase of Ordinary Shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. On 8 February 2007, the Company announced its intention to purchase up to $1.5bn of its own Ordinary Shares within two years. Having purchased 51,955,000 Ordinary shares at a cost of $640m for the year to 31 December 2007, the Company announced on 7 February 2008 that it expects to complete the programme over a total of 3 years.

	Total shares purchased	Average price paid per share
	(000s)	(p)
February 2007	1,495	619
March 2007	4,945	644
April 2007	600	630
May 2007	6,155	631
June 2007	5,248	615
July 2007	12,965	616
August 2007	2,914	574
September 2007	4,366	580
October 2007	5,917	619
November 2007	4,320	587
December 2007	3,030	596

Total purchased in year to 31 December 2007	51,955	612

January 2008	3,489	616
February 2008	1,990	663
March 2008 (through to 12 March 2008)	1,100	649

The shares were purchased in the open market by JP Morgan Cazenove Limited and Dresdner Kleinwort Securities Limited on behalf of the Company.

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

SELECTED FINANCIAL DATA

	2007		2006		2005		2004		2003
	($ million, except per Ordinary Share amounts)
Amounts in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB :

Income statement
Revenue	3,369		2,779		2,552		2,301		1,939
Cost of goods sold	(994)		(769)		(754)		(664)		(612)

Gross profit	2,375		2,010		1,798		1,637		1,327
Selling, general and administrative expenses	(1,740)		(1,353)		(1,254)		(1,225)		(895)
Research and development expenses	(142)		(120)		(122)		(122)		(110)

Operating profit	493		537		422		290		322
Net interest (payable)/receivable	(30)		10		9		7		(8)
Other finance income/(costs)	6		3		(3)		(3)		(7)

Profit before taxation	469		550		428		294		307
Taxation	(153)		(156)		(126)		(77)		(91)

Profit from continuing operations	316		394		302		217		216
Discontinued operations — net profit on disposal and share of results of joint venture/associate	–		351		31		28		63

Attributable profit for the year	316		745		333		245		279

Earnings per Ordinary Share
Including discontinued operations:
Basic	34.2	¢	79.2	¢	35.5	¢	26.2	¢	30.0	¢
Diluted	34.1	¢	78.9	¢	35.3	¢	26.0	¢	29.8	¢
Continuing operations:
Basic	34.2	¢	41.9	¢	32.2	¢	23.2	¢	23.2	¢
Diluted	34.1	¢	41.7	¢	32.0	¢	23.1	¢	23.1	¢
Discontinued operations:
Basic	–		37.3	¢	3.3	¢	3.0	¢	6.8	¢
Diluted	–		37.2	¢	3.3	¢	2.9	¢	6.7	¢

Adjusted attributable profit
Attributable profit for the year	316		745		333		245		279
Acquisition related costs	111		20		–		–		36
Restructuring and rationalisation expenses	42		–		84		–		5
Legal settlement	30		–		–		154		–
Amortisation of acquisition intangibles	30		14		11		8		–
Loss/(gain) on hedge of the sale proceeds of the joint venture	–		3		(2)		–		–
Net profit on disposal of the joint venture/associate	–		(351)		–		–		(37)
Taxation on excluded items	(49)		(6)		(29)		(54)		(8)

Adjusted attributable profit	480		425		397		353		275

Adjusted basic earnings per Ordinary Share (“EPSA”) (i)	52.0	¢	45.2	¢	42.3	¢	37.8	¢	29.6	¢
Adjusted diluted earnings per Ordinary Share (ii)	51.7	¢	45.0	¢	42.1	¢	37.5	¢	29.4	¢

2007	2006	2005	2004	2003
($ million)
Group Balance Sheet
Non-current assets	2,545	1,586	1,420	1,713	1,347
Current assets	1,905	1,645	1,338	1,176	958
Held for sale — investment in joint venture	–	–	218	–	–

Total assets	4,450	3,231	2,976	2,889	2,305

Called up equity share capital	190	189	203	202	201
Reserves	2,263	1,986	1,236	1,107	854
Treasury shares	(637)	(1)	(4)	(8)	(4)

Total equity	1,816	2,174	1,435	1,301	1,051

Non-current liabilities	363	241	529	759	547
Current liabilities	2,271	816	1,012	829	707

Total liabilities	2,634	1,057	1,541	1,588	1,254

Total equity and liabilities	4,450	3,231	2,976	2,889	2,305

Group Cash Flow
Cash generated from operations	693	506	372	415	355
Net interest (paid)/received	(30)	10	9	7	(8)
Income taxes paid	(225)	(144)	(112)	(70)	(86)

Net cash inflow from operating activities	438	372	269	352	261
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(194)	(222)	(200)	(185)	(119)
Acquisitions and disposals	(781)	454	(25)	(64)	79
Loan Notes issued	–	(15)	–	(91)	–
New finance leases	(7)	–	–	–	–
Facility fee paid	(6)	–	–	–	–
Borrowings and finance leases acquired	(181)	–	–	–	–
Dividends received from joint venture	–	–	25	26	12
Equity dividends paid	(105)	(96)	(91)	(84)	(73)
Issue of ordinary capital and treasury shares purchased	(612)	16	19	8	13

(1,448)	509	(3)	(38)	173
Exchange adjustments	(72)	7	(71)	51	97
Opening net cash/(net debt)	210	(306)	(232)	(245)	(515)

Closing (net debt)/net cash	(1,310)	210	(306)	(232)	(245)

Gearing (closing net debt as a percentage of total equity)	72%	n/a	21%	18%	23%

Selected Financial Ratios
Dividends per Ordinary Share (iii)	11.89	¢	10.81	¢	5.60	p	5.10	p	4.95	p
Research and development costs to Revenue	4.2%	4.3%	4.8%	5.3%	5.7%
Capital expenditure (including intangibles but excluding goodwill) to Revenue	5.9%	8.3%	7.9%	8.2%	6.2%

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.
(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares
(iii)	Prior to 2006 dividends were declared in pence.
(iv)	In the current year, the Group has altered the presentation of its income statement to present items by function as permitted by IAS 1. The presentation of prior years has been amended to conform to the current year presentation.

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom, (ii) a fixed base from which a US Holder performs independent personal services in the United Kingdom, or (iii) whose registered address is inside the UK. This discussion does not apply to certain investors such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non corporate US Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

Dividends paid to certain non-corporate US Holders of Ordinary Shares or ADSs in taxable years beginning before 1 January 2011 may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. Non-corporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed the sum of $6,500,000,000.

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

There have been no material modifications to the rights of shareholders under the Articles during 2007.

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

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are three kinds of which the most frequent will be ordinary or special resolutions:

•

an ordinary resolution, which includes resolutions for the re-election of directors, the approval of financial statements, the declaration of dividends (other than interim dividends), the appointment and re-appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

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

Transfers of Shares

The Board may refuse to register the transfer of shares held in certificated form which (a) are not fully paid (provided that it shall not exercise this discretion in such a way as to prevent stock market dealings in the shares of that class from taking place on an open and proper basis), (b) are not duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, lodged at the Transfer Office or at such other place as the Board may appoint and (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do, (c) are in respect of more than one class of shares or (d) are in favour of not more than four transferees.

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

Amendments

The Company does not have any special rules about amendments to its articles of association beyond those imposed by law.

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

PART I			Page
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	151-152
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	22-26
Item 4	Information on the Company
	A	— History and Development of the Company	4-5,45-46,148
	B	— Business Overview	i,5-15,28,90,93
	C	— Organisational Structure	i,5,134
	D	— Property, Plant and equipment	13
Item 4A	Unresolved Staff Comments		None
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	30-44
	B	— Liquidity and Capital Resources	45-46,103-108
	C	— Research and Development, patents and licenses etc	14
	D	— Trend Information	30-31,49
	E	— Off Balance Sheet Arrangements	50
	F	— Tabular Disclosure of Contractual Obligations	50
	G	— Safe Harbor	iii
Item 6	Directors, Senior Management and Employees
	A	— Directors and Senior Management	52-53
	B	— Compensation	61-72
	C	— Board Practices	52-56,66-67
	D	— Employees	21
	E	— Share Ownership	21,69-71,113-118
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	149-150
		— Host Country Shareholders	149
	B	— Related Party Transactions	50,131
	C	— Interests of experts and counsel	n/a
Item 8	Financial Information
	A	— Consolidated Statements and Other Financial Information	73-134
		— Legal Proceedings	47-48
		— Dividends	144
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing details	145,149
	B	— Plan of Distribution	n/a
	C	— Markets	149
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	155-157
	C	— Material Contracts	4-5
	D	— Exchange Controls	150
	E	— Taxation	153-154
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a
	H	— Documents on Display	iii
	I	— Subsidiary Information	134

PART I — (continued)		Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	26,102-108
Item 12	Description of Securities Other than Equity Securities	n/a

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	57-58,78
Item 16	[Reserved]	n/a
Item 16A	Audit Committee Financial Expert	54
Item 16B	Code of Ethics	58
Item 16C	Principal Accountant Fees and Services	58-59
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	150

PART III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	77-134
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning

ADR	In the US, The Company’s Ordinary Shares are traded in the term of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the term of American Depositary Shares (“ADSs”).

Advanced Wound Management products	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual General Meeting of the Company.

Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging.

Basis Point	One hundredth of one percentage point.

Bio-absorbable	Bio-absorbable materials: Materials used in surgical procedures which degrade and are absorbed by the body after a period of time, thus removing the need to surgically remove them.

Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Companies Act	Companies Act 1985 or Companies Act 2006, as amended, of England and Wales.

Digital operating room	The digital operating room is a custom-designed operating room solution providing auto-video connectivity, medical device control, integration with hospital information systems and surgical documentation devices for medical facilities to help improve efficiency, cost effectiveness and, by extension, patient care.

EBITA	Earnings before interest, tax and amortisation.

EBITDA	Earnings before interest, tax, depreciation and amortisation.

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.

FDA	US Food and Drug Administration.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.

Term	Meaning
Fracture casting	A product group comprising products that are used externally to immobilize a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.

IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

Insufflation	The use of carbon dioxide to inflate body cavities during endoscopic surgery to enable surgeons to view internal organs.

Intramedullary nail system	Stainless steel or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

LSE	London Stock Exchange

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post operative wounds through the application of sub-atmospheric pressure to an open wound.

NYSE	New York Stock Exchange

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Products that comprise implants, devices and systems to replace diseased or injured hip, knee and shoulder joints, and trauma devices such as rods, pins, screws, plates and external fixation used to treat bone fractures.

OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.

Parent	Smith & Nephew plc.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Reconstruction	Joint replacement systems for knees, hips and shoulders and support products such as computer assisted surgery and minimally invasive surgery techniques.

Repair	A product group within endoscopy comprising specialized devices, fixation systems and bioabsorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

Term	Meaning
Trauma and clinical therapies	Trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products comprise a joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom.

US	United States of America.

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.

US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

INDEX

2006 Year Analysis	38
2007 Year Analysis	32
Accountability, Audit and Internal Control Framework	57
Accounting policies	84
Accounts presentation	83
Acquisitions	121
Acquisition related costs	94
Advanced Wound Management — Business Description	10
Audit Fees	59,132
Board and Executive Officers	52
Business Overview	28
Called Up Share Capital	111
Cash and Borrowings	103
Change in functional and reporting currency	83
Contingent liabilities	125
Contractual Obligations	50
Corporate governance	51
Corporate Responsibility	16
Critical accounting policies	31
Cross Reference to Form 20-F	158
Currency Translation	120
Deferred Taxation	109
Directors’ Responsibilities for the Accounts	74
Discontinued Operations	11,99
Dividends	97,144
Earnings per share	97
Employees	21
Employees’ Share Trust	131
Endoscopy — Business Description	9
Exchange and Interest Rate Risk and Financial Instruments	26
Factor’s Affecting Results of Operations	30
Financial Commitments	124
Financial Instruments	106
Financial Position, Liquidity and Capital Resources	45
Financial highlights	iii
Goodwill	101
Governance and Policy	54
Group Balance Sheet	80
Group Cash Flow Statement	81,119
Group Income Statement	79
Group Statement of Recognised Income and Expense	82
Group History	4
Group Strategy	4
Group Organisation	5
Impairment Testing of Goodwill	101
Independent Auditors’ Reports	75

Intangible Assets	99
Intellectual Property	14
Interest	95
Inventories	101
Investments	99
Investment in associates	100
Investment in Joint Venture (BSN Medical)	99
Investor information	143
Joint Venture	11
Key Performance Indicators	i
Legal proceedings	47
Manufacture and supply	13
Memorandum and Articles of Association	155
Minority Interests	113
New Accounting Standards	132
Off-Balance Sheet Arrangements	50
Operating and Financial Review, Liquidity and Prospects	27
Operating profit	94
Other Finance Income/(Costs)	95
Outlook and Trend Information	49
Parent Company Audit Report	135
Parent Company Balance Sheet	137
Parent Company Notes to the Accounts	138
Payables	108
Post Balance Sheet Events	132
Principal Subsidiary Undertakings	134
Provisions	109
Property, plant and equipment	13,98
Receivables	102
Reconstruction — Business Description	5
Recent Developments	4
Regulation	14
Related Party Transactions	50,131
Remuneration Report	61
Research and Development	14
Reserves and IFRS Restatements	112
Restructuring and Rationalisation Expenses	95
Retirement Benefit Obligation	125
Risk	22
Sales, Marketing and Distribution	12
Seasonality	12
Selected Financial Data	151
Segmental Analysis	90
Share Based Payments	113
Taxation	96,153
Trauma and Clinical Therapies — Business Description	7
Treasury Shares	119

[THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

London, England

March 27, 2008

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(b)	Articles of Association		X

4	(a) (i)	Material contract: Facility Agreement and Appendices dated 29 May 2007 by and among Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and Smith & Nephew plc		X

	(a) (ii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007

4	(c) (i)	Service Agreement of Adrian Hennah	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007

	(ii)	Service Agreement of David Illingworth		X

	(iii)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991

	(iv)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991

	(v)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(vi)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(vii)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(viii)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001

	(ix)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(x)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xi)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith
	(xii)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xiii)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xiv)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xv)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xvi)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xvii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xiii)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xix)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052

	(xx)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814

8		Principal Subsidiaries		X

12	(a)	Certification of David Illingworth, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

	(b)	Certification of Adrian Hennah filed pursuant to Exchange Act Rule 13a – 14(a)		X

13	(a)	Certification of David Illingworth and Adrian Hennah furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X