Form 20-F
period 2008-12-31
SMITH & NEPHEW PLC
filed 2009-03-27
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 949,890,174 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:

Large Accelerated Filer  ☒                            Accelerated Filer  ☐                            Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule

12b-2 of the Exchange Act).    Yes  ☐     No  ☒

INTRODUCTION AND FINANCIAL SUMMARY

The Smith & Nephew Group (the “Group”) is a global medical devices business operating in the orthopaedics, endoscopy and advanced wound management markets with revenue of approximately $3.8 billion in 2008. Smith & Nephew plc is the parent company of the Smith & Nephew Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority and it is traded on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”).

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2008. It comprises in a single document the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the Securities and Exchange Commission in the US.

A summary report on the year, the Summary Financial Statement 2008, intended for the investor who does not require the full detail of the Annual Report is available on Smith & Nephew’s corporate website at www.smith-nephew.com/investors along with the electronic version of this Annual Report. The Summary Financial Statement includes a summary remuneration report and summary financial statements.

The Group’s fiscal year end is 31 December. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of US 20¢ each.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 164. The product names referred to in this document are identified by the use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Key Performance Indicators

The Report of the Directors includes a number of measures that management uses as key performance indicators. Underlying growth in revenue is not presented in the accounts prepared in accordance with IFRS and is therefore not a Generally Accepted Accounting Principle (“non-GAAP”) measure. The principal key performance indicators presented in the Annual Report are:

Underlying growth in revenue

Underlying growth in revenue is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-for-like basis. This is achieved by adjusting for the impact both of sales of products acquired in business combinations and for movements in exchange rates. An explanation of how this non-GAAP measure is calculated is presented in the “Business Overview” on page 28.

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

The Group considers that the revenue from sales of products acquired in business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition there will usually be a further step change in the following year. A measure of growth excluding the effects of business combinations also allows senior management to evaluate the performance and relative impact of growth from the existing business and growth from acquisitions. The process of making business acquisitions is directed, approved and funded from the Group corporate centre in line with strategic objectives.

i

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described on page (i), which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally until the business is integrated. The Group’s management considers that both the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures neither of which management use exclusively.

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

The Group has identified the following items, where material, as those to be adjusted and identified separately: acquisition and disposal related items including amortisation and impairment of acquisition intangible assets; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon. A reconciliation of attributable profit to adjusted attributable profit, which represents the numerator used in the EPSA calculation, is presented in “Selected Financial Data” on page 155. An explanation of how trading profit is calculated is presented in “Business Overview” on page 28.

EPSA and trading profit are not recognised measures under IFRS. The material limitation of these measures is that they exclude significant income and costs that have a direct impact on current and prior years’ profit attributable to shareholders. They do not, therefore, measure the overall performance of the Group presented by the GAAP measures of earnings per share and operating profit. The Group considers that no single measure enables it to assess overall performance and therefore it compensates for the limitation of the adjusted earnings per share and trading profit measures by considering them in conjunction with their GAAP equivalents. Gains or losses which are identified separately arise from irregular events or transactions. Such events or transactions are authorised centrally and require a strategic assessment which includes consideration of financial returns and generation of shareholder value. Amortisation of acquisition intangibles will occur each year, whilst other excluded items arise irregularly depending on the events that give rise to such items.

Presentation

The results of the Group, as reported in US Dollars, are affected by movements in exchange rates between US Dollars and other currencies. The Group applied the average exchange rates prevailing during the year to translate the results of non-US companies into US Dollars. The currencies which most influenced these translations in the years covered by this report were Sterling, Swiss Franc and the Euro.

The Group Accounts of Smith & Nephew in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Except as where stated otherwise, the translation of US Dollars and cents to Sterling and pence appearing in this Annual Report has been made at the noon buying rate in The City of New York for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 11 March 2009, the Noon Buying Rate was US$1.38 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

Financial Summary

Financial Highlights

	2008 $ million		2007 $ million
Revenue	3,801		3,369
Trading profit	776		706
Operating profit	630		493
Attributable profit for the year	377		316
Adjusted attributable profit	493		480
Basic earnings per Ordinary Share	42.6	¢	34.2	¢
Basic EPSA	55.6	¢	52.0	¢
Dividends per Ordinary Share (i)	13.08	¢	11.89	¢

(i)	The Board has declared a second interim dividend of 8.12¢ per share which together with the first interim dividend of 4.96¢ makes a total for 2008 of 13.08¢. The second interim dividend will be paid on 8 May 2009 to shareholders on the Register of Members at the close of business on 17 April 2009.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in the Group’s business and trading margins discussed under “Outlook and Trend Information” are forward-looking statements as are discussions of the Group’s product pipeline and discussions of the costs of future revisions of the macrotextured knee product under “Recent Developments”, “Legal Proceedings” and “Operating and Financial Review — Liquidity and Prospects”. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “target”, “well-placed” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under “Risk Factors” on page 22 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 17 March 2009. All written and oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONTENTS

Report of the Directors	3 - 72

Description of the Group	3

Operating and Financial Review (“OFR”), Liquidity and Prospects (i)	27

Corporate Governance	51

Remuneration Report	63

Group Accounts	73 - 138

Directors’ responsibilities	74

Group auditors’ reports	76

Group income statement	80

Group balance sheet	81

Group cash flow statement	82

Group statement of recognised income and expense	83

Notes to the Group accounts	84

Parent Company Accounts	139 - 145

Parent Company auditors’ report	139

Parent Company balance sheet	141

Notes to the Parent Company accounts	142

Investor Information	147 - 167

Cross reference to Form 20-F	162

Glossary of Terms	164

Index	167

This Annual Report including the Report of the Directors was approved by the Board of Directors on 17 March 2009.

(i)	A discussion of the Group’s Key Performance Indicators is given in “Introduction and Financial Summary” on pages i and ii.

[THIS PAGE INTENTIONALLY LEFT BLANK]

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance” section (pages 51 to 61).

The “Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2008 (pages 63 to 72).

Discussion of the Group’s operating and financial performance, liquidity and financial resources for 2008 and 2007 is given in the “Operating and Financial Review, Liquidity and Prospects” (pages 27 to 49).

Details of the structure of the Company’s share capital and securities, persons with significant shareholdings in the Company and a summary of the Memorandum and Articles of association are incorporated into the Directors Report and are given in “Investor Information” (pages 147 to 167).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Strategy

Smith & Nephew is a global business engaged in the development, manufacture, marketing and sales of medical devices in the sectors of orthopaedics (which includes reconstruction, trauma and clinical therapies), endoscopy and advanced wound management.

Group History

The Group has a history dating back 153 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937. Today it is a public limited company incorporated in the UK, registered in, and conducted under the laws of, England and Wales. The corporate headquarters is in the UK. Operations in countries other than the UK are under the laws of those countries. In November 1999, the Group was listed on the New York Stock Exchange.

In 2001, Smith & Nephew became a constituent member of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Recent Developments

The Reconstruction and Trauma and Clinical Therapies segments reported separately in the annual accounts of the Group for the year ended 31 December 2007 are now combined into a single reporting segment named Orthopaedics for the year ended 31 December 2008. This reflects the unification of the management reporting structure for these businesses announced during the year. Where relevant, revenue, trading profit and operating profit comparative figures have been restated.

During 2008, a dedicated Biologics business was formed, bringing together the research programmes and skills from across the Group, focusing on advanced locally delivered biological therapies to promote healing and pain relief.

In February 2007, the Group commenced a share buy-back programme of up to $1.5 billion over an initial two years. In 2008, 16 million shares were purchased at a total cost of $193m. Since the programme began, the Group has purchased 68 million shares at a cost of $833m. In light of the current conditions in the financial markets, the Group announced in November 2008 to suspend the share buy-back programme. There has been no change in the Group’s long-term target balance sheet, cash generation or acquisition policy. The programme will remain under review going forward.

On 27 September 2007, settlements were reached in respect of the subpoenas issued by the US Attorney for the District of New Jersey’s office to the Group’s Orthopaedics business in 2005 and four of its primary competitors. The Group paid a civil restitution payment of $29m and entered into a Deferred Prosecution Agreement and Corporate Integrity Agreement which required improvements to its compliance program. See “Legal Proceedings” (pages 47 to 48).

On 31 May 2007, the Group completed the purchase of Plus Orthopedics Holding AG (“Plus”) a private Swiss orthopaedic company for a total of CHF1,086m ($889m) in cash, including assumed debt. The acquisition was financed by bank borrowings and was integrated into the Group’s Orthopaedics business. The acquisition of Plus increased the Group’s share of the global orthopaedics market, making it the fourth largest global orthopaedics reconstruction company.

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159m. As part of the agreement the parties resolved their disputes on the contractual purchase price adjustments. In addition, the Group released the vendors from substantially all of their warranties, including those relating to taxation, under the original purchase agreement and dropped all existing claims under the original warranties.

On 10 May 2007, the Group purchased BlueSky Medical Group, Inc., (“BlueSky”), a private US company for an initial payment of $15m with further milestone payments of up to $95m related to revenues and other events. The company developed products for treating chronic wounds using negative pressure wound therapy and markets a range of negative pressure pumps and wound dressing kits. BlueSky has been integrated into the Group’s Advanced Wound Management business.

Following a group-wide in-depth review, the Group launched an Earnings Improvement Programme (“EIP”) during the first quarter of 2007. The objectives of the programme were to enhance short and medium term performance, to liberate resources for investment and to establish a culture of continuous improvement. Workstreams were created to address improved performance, mainly in the following areas of the Group’s business:

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

The financial objectives of the EIP are to contribute to an increase in trading profit margin by an average of 1% per annum to the end of 2010, net of a planned increase in research and development expenditure. Cash restructuring costs are estimated to be $125m spread over three years to 2010.

BUSINESS DESCRIPTION

Organisation

Smith & Nephew operates on a worldwide basis. This has been achieved through a series of acquisitions, in the US and in Europe, and through continued emphasis on the development and introduction of new products in the Group’s principal markets.

Smith & Nephew is currently organised into three global business units of Orthopaedics (which includes Reconstruction, Trauma and Clinical Therapies), Endoscopy and Advanced Wound Management. The Group also has a separate emerging markets unit. In 21 of the 32 countries in which the Group operates, the global business units take direct responsibility for business operations. These are referred to as direct markets. The remaining markets in which the Group has operations are managed by country managers, who are responsible for sales and distribution of the Group’s product range, and comprise the emerging markets unit.

A head office team in London, England directs the overall business and supports the business units, primarily in the areas of business development, legal, company secretarial, finance, human resources and investor relations. A dedicated Biologics business located in York, England and Durham, North Carolina brings together the research programmes and skills from across the Group, focusing on advanced, locally delivered biological therapies to promote healing and pain relief.

Orthopaedics

Overview

Orthopaedics comprises reconstruction, trauma and clinical therapies products.

Orthopaedic reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery. Orthopaedic trauma fixation products consist of internal and external devices and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or clinic setting and include bone growth stimulation, joint fluid therapies and outpatient spine products.

The Orthopaedics business is managed worldwide from Memphis, Tennessee, which is also the site of its main manufacturing facility. Products are also manufactured at smaller facilities in Switzerland, Germany, and the UK as well as third-party manufacturers. The Clinical Therapies business is headquartered in Durham, North Carolina, and also maintains operations in Memphis, Tennessee.

The Total Knee product portfolio includes the LEGION Total Knee System and the JOURNEY family of products. The LEGION Total Knee System is comprehensive and technologically advanced. It enables a surgeon to move from a simple primary procedure to a difficult revision procedure with a single surgical technique philosophy. VERILAST is one of the newest technologies offered as part of the LEGION System. It is the combination of OXINIUM and XLPE and provides and maintains extremely low wear rates. The JOURNEY family includes a range of products developed for the active patient. The JOURNEY BCS Knee System is designed by the Group to reproduce normal kinematics. Other highlights of the Group’s early intervention portfolio include the new JOURNEY Uni System, the JOURNEY PFJ, and the JOURNEY DEUCE implants. VISIONAIRE is a key new technology spanning the Group’s total knee portfolio that includes the development of patient specific cutting blocks with the goal of improved outcomes, less surgical complications, and shorter surgical time.

The trauma fixation product portfolio consists of internal and external devices used in the stabilisation of many types of fractures and limb deformity correction procedures. Internal fixation products, such as the TRIGEN INTERTAN Intertrochanteric Nail, the PERI-LOC upper and lower locked plating systems, PERI-LOC VLP and external fixation systems such as JET-X and TAYLOR SPATIAL FRAME provide orthopaedic surgeons with a comprehensive offering of products to address trauma and deformity correction procedures.

Smith & Nephew integrated Plus into its worldwide business during 2008. The Plus Gliding Nail and IP-XS trauma products were added to the Group’s European business. The Plus spine business consists of internal spinal fixation products sold in certain European countries. The majority of the products are sourced through a distribution agreement with a third party. Smith & Nephew plans to continue to maintain this spinal fixation business and will evaluate opportunities for future growth in this market segment.

The EXOGEN line of ultrasonic bone healing stimulators, DUROLANE and SUPARTZ hyaluronic acid joint fluid therapies, and outpatient spine products, are the main products in the clinical therapies portfolio. EXOGEN retained its number one market share position for long bone stimulation in 2008. EXOGEN is an ultrasound technology approved to treat fractures that have failed to heal (known as non-unions) and in some cases prescribed to help specific fresh fractures heal faster. DUROLANE is a single injection therapy used to treat osteoarthritis of the knee and hip (currently only approved in Europe and Canada), and is manufactured by Q-MED AB of Sweden. SUPARTZ is an injection therapy used to treat osteoarthritis of the knee, and is manufactured by Seikagaku Corporation of Japan.

Strategy

Smith & Nephew’s strategy for the reconstruction market is to become the leading innovator of solutions for the active, informed patient. Management believes that by focusing innovation on the needs of younger, more active patients, Smith & Nephew can lead the sector in providing hip and knee implants to this growing demographic segment. For example, in the US, patients aged 64 and under represent 41% of the primary hip and knee replacement market, and management believes this segment is growing at twice the overall market rate. The Orthopaedics business continues to invest in strategies that drive patient demand through integrated communications programs, including direct-to-consumer advertising, public relations and internet-based initiatives.

Smith & Nephew’s strategy for the trauma and clinical therapies markets is to deliver growth through innovative product development in its existing core business while expanding into fast-growing market areas including alternative therapies for pain management and fracture healing. Management believes these markets will continue to grow for the foreseeable future. This is largely attributable to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes, and to continuous advancements in the surgical treatment of fractures. Smith & Nephew intends to further penetrate these markets by expanding its sales force and by introducing less invasive therapies. The Group is also contributing to patient education and empowerment through its websites, traditional medical education and cadaveric training of residents and attending surgeons.

New Products

In 2008, for the reconstruction market, Orthopaedics launched the R3 Acetabular System, supporting XLPE, metal and ceramic liners in a single cup system, giving the surgeon all advanced bearing options without changing implants intraoperatively. Also launched was VERILAST technology, introduced this year with the LEGION family of knee products. VERILAST couples XLPE with the Group’s proprietary OXINIUM technology to reduce wear rates while maintaining superior femoral and tibial integrity.

In the trauma market, several significant product innovations were commercialised in 2008. The polyaxial locking mechanism of the PERI-LOC Variable-Angle Locked Plating System (“VLP”) allows the angles at which locking screws can be inserted and locked into any of the low profile plates to be adjusted for optimal intraoperative versatility. PERI-LOC VLP specifically targets partial articular fractures in areas of the body where implant prominence and soft-tissue irritation are major concerns. Additionally, the PERI-LOC Periarticular Reduction Forceps Set provides a variety of soft-tissue sparing instruments for percutaneous reduction of fractures prior to definitive fixation. The Large Cannulated Screw System (6.5mm, 7.0mm and 8.0mm) offers new implants and enhanced instrumentation for percutaneous and/or open fracture fixation using cannulated screws. The PERI-LOC PFP (proximal femoral plate) presents an alternative to traditional femoral plating with locked plating technology. The TRIGEN META-NAIL Blocking Screw Instruments allow precision placement of blocking screws during intramedullary nail procedures to assist with fracture reduction, nail insertion, and postoperative implant stability. The TRIGEN Percutaneous Intertrochanteric/Femoral Antegrade Nail Instruments facilitate minimally invasive antegrade femoral nailing procedures and optimise intraoperative efficiency by combining all proximal locking options into a single intuitive radiolucent drill guide drop.

Recent Regulatory Approvals

In February 2008, the Japanese government approved the use of the OXINIUM technology in the GENESIS II Knee System in Japan. Regulatory teams in Memphis and Tokyo had been seeking approval for OXINIUM femoral components in the Japanese market for more than six years. Approval of OXINIUM technology will allow additional OXINIUM implant products to be registered in Japan and will eventually give Japanese customers access to the company’s complete hip and knee portfolios.

In 2008, US approvals for the R3 Acetabular Shell and Metal Liner for use with BHR and BHR manufacturing site change were received. US clearance was obtained for fifteen products: MIS Hip Stem; JET-X Bar System Quick Clamp Bar and Post, MR Conditional; INTERTAN Compression Hip Screw; PERI-LOC Volar Distal Radius Plate; Ti ECHELON Hip Stem; SL-PLUS Hip Stem; PIGALILEO 4th Generation Surgical Navigation System; MDF Revision Hip Stem; JOURNEY Uni Femoral Component; LEGION Hinge Knee; OXINIUM DH Femoral Head; PERI-LOC Hexalobular Bone Screw; PROMOS Reverse Shoulder; PIGALILEO Surgical Navigation System Knee Replacement Software Module; and VISIONAIRE Patient Matched Cutting Blocks.

Competition

Management estimates that the worldwide orthopaedic market (excluding clinical therapies) served by the Group grew by approximately 8% in 2008 and is currently worth more than $15.5 billion per annum. Management believes that Smith & Nephew holds a 12% share of this market by value. Principal global competitors in the orthopaedic market are Zimmer, Stryker, DePuy/Johnson & Johnson, Synthes and Biomet.

Management estimates that the worldwide market for clinical therapies increased by 5% in 2008 and is currently worth more than $1.6 billion per annum. Smith & Nephew’s primary market for clinical therapies is in the US. In the US long bone stimulation market management estimates Smith & Nephew’s market share to be 41%. Principal competitors are Biomet, DJ Ortho and Orthofix. In the US joint fluid therapies market Smith & Nephew maintains a share of 21%. The principal competitors are Genzyme, Sanofi Aventis, DePuy/Johnson & Johnson and Ferring Pharmaceuticals.

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

The Endoscopy business offers surgeons endoscopic technologies for surgery, including: specialised devices and fixation systems to repair damaged tissue; fluid management and insufflation equipment for surgical access; digital cameras, digital image capture, scopes, light sources and monitors to assist with visualisation; and radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting damaged tissue.

Manufacturing facilities are currently located in Mansfield, Massachusetts, Oklahoma City, Oklahoma and San Antonio, Texas. Major service centres are located in the US, the UK, Germany, Japan and Australia.

Strategy

Smith & Nephew’s strategic intent is to maintain and grow the business as the leading provider of endoscopic techniques and technologies for joint and ligament repair. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and customers.

To sustain growth and enhance its market position, the Endoscopy business supports its strategy with surgeon education programmes, financing solutions, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards.

New Products

In 2008, Smith & Nephew continued to expand its arthroscopic repair portfolio with the launch of the FOOTPRINT PK Suture Anchor, a system used to attach rotator cuff tissue to bone in the shoulder.

Additionally, the BIORAPTOR 2.3 PK Suture Anchor was launched for repair of instability in both the shoulder and hip joints. This anchor is designed to be implanted in the dense bone along the rim of the joint socket. Its small size and design provide strong fixation, and enable a surgeon to use more than one to establish multiple attachment points. Its delivery system also enables a surgeon to insert it directly through an incision in the skin rather than through a cannula.

Smith & Nephew’s new CROSSTRAC Hip Guide and ARTHROGARDE Hip Access Cannula systems were launched in 2008. They are designed to ensure more consistent and accurate minimally invasive pathways for the diagnosis and repair of injuries in the hip joint.

The business also launched its BIOSURE HA Interference Screw line for use in reconstructing the Anterior Cruciate Ligament (ACL) and Posterior Cruciate Ligament (PCL) in the knee. BIOSURE Interference screw can be used to secure the tibial or femoral end of an ACL or PCL graft.

Recent Regulatory Approvals

During 2008, the Endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: BIOSURE HA bioabsorbable interference screw, made with poly-L-lactic acid (PLLA) and Hydroxyapatite (HA); FOOTPRINT PK suture anchor for shoulder rotator cuff repair; OSTEORAPTOR suture anchor for shoulder instability repair, featuring PLLA with HA; and various other arthroscopy instruments and devices. In addition, the business also gained approval in Japan for the BioRCI bioabsorbable interference screw.

Competition

Management estimates that the global arthroscopy market in which the business principally participates is worth more than $2.5 billion a year and is growing at 12% annually, driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures. Management believes that Smith & Nephew has a 23% share of the global arthroscopy market.

Smith & Nephew’s main competitors in the global arthroscopy market in 2008 were Arthrex, Mitek/Johnson & Johnson, Stryker, Arthrocare and Linvatec/Conmed.

Advanced Wound Management

Overview

Smith & Nephew’s Advanced Wound Management business has its global headquarters in Hull, England and its North American headquarters in St Petersburg, Florida. The business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds connected with the older population, such as pressure sores and venous leg ulcers, and the alleviation of wounds such as burns and invasive surgery that impact the wider population.

Advanced Wound Management products are manufactured at facilities in Hull and Gilberdyke, England; Largo, Florida; and by certain third party manufacturers around the world.

Strategy

The strategy for the Advanced Wound Management business is to focus on the higher added value segments of exudate and infection management through improved wound bed preparation and moist and active healing. In 2007 the business entered the negative pressure wound therapy (“NPWT”) market with the acquisition of BlueSky, which management believes will allow the business to build further presence in the technologically advanced areas of advanced wound management.

The Advanced Wound Management business has built its sales and marketing infrastructure in the world’s major markets, largely through investment in additional sales teams particularly in the key markets of the US and Europe.

In 2007 and 2008, management has taken part in the Group-wide EIP and reviewed cost and efficiency across the Advanced Wound Management business. Savings have been delivered in 2007 and 2008 in areas ranging from support functions to the outsourcing of some manufacturing to low cost countries. In 2007 the business announced the planned closure of the Largo, Florida manufacturing facility. A manufacturing facility in Suzhou, China is currently being built for opening in 2009.

New Products

Management believes that the market will continue the trend towards advanced products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of clinician and nursing time and aftercare in the home.

The move into the NPWT market, particularly in the US, provides access to a market place that management estimates is worth $1.4billion in annual revenue and to a range of products that management believes can deliver a sophisticated medium using negative pressure to enhance wound healing.

The ALLEVYN hydrocellular dressings range has been considerably enhanced by new versions introduced in recent years that management believes deliver efficient fluid management and an optimal moist wound environment that can lead to promotion of faster healing of the wound, reduced risk of maceration and protection from infection. During 2008, the ALLEVYN range was extended further with the development of variants that included soft gel adhesives. This new range of dressings has the efficient fluid management capability of the existing ALLEVYN dressings whilst improving comfort and reducing pain on removal for the patient.

The ACTICOAT range was enhanced during 2008 with the launch of ACTICOAT Flex, a conformable range of dressings designed to address wounds in awkward anatomical areas such as face and hands and to improve patient comfort during wear. The ACTICOAT range incorporates the smallest crystallised silver (nanocrystalline silver) used in the treatment of wounds or burns. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or retard healing.

Recent Regulatory Approvals

During 2008, the Advanced Wound Management business secured approvals for a new variant of ALLEVYN Heel, which includes the addition of silver, for ACTICOAT Flex and for low friction Flexigrid. In addition the Group secured European approval for BIOSTEP, a denatured collagen dressing designed to stimulate tissue granulation. In Japan there have been eight product approvals including ALLEVYN Lite, a thinner version of the ALLEVYN range.

Competition

Management estimates that the sales value of the advanced wound management market worldwide was $5.2 billion in 2008, an increase of 7% from 2007 which includes the impact of the continuing expansion of the NPWT segment. Management estimates that Smith & Nephew has a 17% market share of the wider market. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that there is strong growth potential for advanced technology products.

Worldwide competitors in advanced wound management in 2008 include Kinetic Concepts, who are wholly in the NPWT segment, Convatec, Mölnlycke and Systagenix, the former Johnson & Johnson wound care business.

Joint Ventures and Discontinued Operations

Joint ventures are those in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one other entity under a contractual agreement.

Discontinued operations in 2006 represent the gain on disposal of the Group’s joint venture, BSN Medical. Smith & Nephew owned 50% of the BSN Medical joint venture, which was jointly owned with Beiersdorf AG and was independently managed. BSN Medical comprised traditional woundcare, fracture casting and bandaging and compression hosiery businesses. Following the Group’s announcement in August 2005 of its intention to dispose of BSN Medical, Smith & Nephew and Beiersdorf AG announced in December 2005 that they had signed an agreement to sell BSN Medical to Montagu Private Equity for an enterprise value of €1,030m. This transaction was completed on 23 February 2006.

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

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US which represented 4% and 2% respectively of the Group’s worldwide revenue in 2008.

In the US, the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities with each business unit operating a separate specialised sales force. The US sales forces consist of a mixture of independent commissioned sales agents and direct employees. The independent agents are not permitted contractually to sell products that compete with Smith & Nephew’s. Orthopaedics and Endoscopy products are shipped and invoiced directly to the ultimate customer. Advanced Wound Management products are marketed directly to the ultimate customer. However, the products are shipped and invoiced to a number of wholesale distributors. In most other direct markets, the business units typically manage employee sales forces directly.

The emerging markets unit comprises direct selling and marketing operations in India, China, Hong Kong, Korea, Malaysia, Singapore, Thailand, the United Arab Emirates, South Africa, Mexico and Puerto Rico. In these markets, Orthopaedics and Endoscopy frequently share sales resources. The Advanced Wound Management sales force is typically separate because it calls on different customers. In other countries, Smith & Nephew sells to third party distributors which market the Group’s products locally.

The Group operates a number of central distribution facilities in the key geographical areas in which it operates. Orthopaedics and Endoscopy operate a facility in Baar, Switzerland which acts as the main holding and consolidation point for markets outside of the US. Hubs serving the US are located in Memphis for Orthopaedics and Oklahoma for Endoscopy. Product is shipped to Group companies who hold small amounts of inventory locally for immediate or urgent customer requirements. Advanced Wound Management distribution hubs include Neunkirchen, Germany; Nottingham, UK; and Atlanta, US.

SEASONALITY

Smith & Nephew’s revenues are generally at their highest in the fourth quarter of any year. This is caused by the relatively high number of accidents and sports injuries which occur in the North American and European autumn and winter seasons which increase revenues of orthopaedic trauma and endoscopy products. Orthopaedic reconstruction revenues are lower in the third quarter due to fewer elective surgeries in the summer and higher in the fourth quarter as elective surgeries increase.

MANUFACTURE AND SUPPLY

Where management considers that the Group possesses a core competence, its policy is to manufacture products internally whenever possible to ensure quality, regulatory and cost goals are met. The Group invests in the expansion of its manufacturing facilities and equipment to meet these aims. The Group will outsource manufacturing where a need is identified. This might include a requirement for specialised expertise, lower costs of production or capacity constraints.

Where products and services are outsourced, suppliers are determined based on a number of factors which include the complexity of the product, manufacturing technology, manufacturing capabilities, cost competitiveness and intellectual property. Suppliers are selected based on their capability to deliver products and services to specification, their ability to establish and maintain a quality system and their financial stability. Suppliers are monitored through on-site assessments and ongoing monitoring of delivered products. Ongoing product assurance is maintained by effective quality plans.

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for Orthopaedics, optical and electronic sub-components and finished goods for Endoscopy, active ingredients and finished goods for Advanced Wound Management and packaging materials across all businesses. Management believe that whilst prices of principal raw materials can be volatile, the effect is not material to the Group. Finished goods purchased for resale include SUPARTZ joint and DUROLANE fluid therapy products in the Orthopaedics business, screen displays, optical and electrical devices in the Endoscopy business and enzyme debrider agents and ACTICOAT in the Advanced Wound Management business.

PROPERTY, PLANT AND EQUIPMENT

The Group’s principal locations are as follows:

Approximate area
(Square feet 000’s)
Group head office in London, England	15
Group research facility in York, England	88
Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee	770
Orthopaedics distribution facility in Memphis, Tennessee (i)	102
Orthopaedics distribution facility in Memphis, Tennessee (new facility)	210
Orthopaedics manufacturing facility in Aarau, Switzerland	77
Orthopaedics European headquarters in Rotkreuz, Switzerland (i)	28
Orthopaedics manufacturing in Beijing, China	20
Orthopaedics and Endoscopy distribution facility in Baar, Switzerland	50
Endoscopy headquarters in Andover, Massachusetts	112
Endoscopy manufacturing facility in Mansfield, Massachusetts	98
Endoscopy manufacturing and distribution facility in Oklahoma City, Oklahoma	150
Advanced Wound Management headquarters and manufacturing facility in Hull, England	439
Advanced Wound Management manufacturing facility in Gilberdyke, England	41
Advanced Wound Management manufacturing facility in Suzhou, China	128
Advanced Wound Management manufacturing facility in Largo, Florida (i)	135
Advanced Wound Management US headquarters in St. Petersburg, Florida	40
Biologics headquarters in Durham, North Carolina	27

(i)	It has been announced these facilities will close in 2009.

The Orthopaedics headquarters and manufacturing facilities in Memphis, the facilities in Aarau and the Advanced Wound Management facilities in Hull, Gilberdyke, and Largo are freehold while all other principal locations are leasehold. In 2008, improved Orthopaedics distribution facilities were opened in Baar (leasehold) and Memphis (freehold). Advanced Wound Management are nearing completion on their manufacturing facility in Suzhou which is leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities. During 2008 a dedicated Biologics business was formed, which is headquartered in Durham, North Carolina.

As part of the EIP programme, the Group announced its intention to close the Largo manufacturing facility in 2009 and to outsource or relocate its manufacturing output. The Advanced Wound Management business purchased land in Suzhou, China and is building a new facility to supply certain wound management products on a global basis. The Orthopaedics business has purchased land near Beijing, China and construction is due to start on a new facility to supply implants to the local market and orthopaedic instruments for export.

RESEARCH AND DEVELOPMENT

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all three business segments. Expenditure on research and development amounted to $152m in 2008 (2007 — $142m, 2006 — $120m), representing approximately 4% of Group revenue (2007 — 4%, 2006 — 4%).

The Group’s principal research facility is located in York, England with research programmes that seek to underpin the longer-term technology requirements for its businesses and to provide a flow of innovative products. The Group continues to invest in future technology opportunities, particularly active biologic solutions for clinical needs identified from across the Smith & Nephew businesses. In-house research is supplemented by work performed by academic institutions and other external research organisations in Europe, America and Asia.

Product development is carried out at the Group’s principal locations, notably in Memphis, Tennessee and Aarau, Switzerland (Orthopaedics), Mansfield, Massachusetts (Endoscopy) and Hull, England (Advanced Wound Management).

INTELLECTUAL PROPERTY

Smith & Nephew has a policy of protecting, with patents, the results of research and development carried out by the Group. Patents have been obtained in a wide range of fields, including orthopaedic reconstruction and trauma, clinical therapies, endoscopy and advanced wound management. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 3,400 patents in force and patent applications.

Smith & Nephew also has a policy of protecting the Group’s products in the markets in which they are sold by registering trademarks under local laws. The Group vigorously protects its trademarks against infringement and currently is not aware of any significant infringement of its trademark registrations. The present trademark portfolio of the Group consists of over 3,800 trademarks, trademark applications and design rights.

Smith & Nephew’s goal is to provide a collection of intellectual property, which may include patents, trade secrets and licenses, for each major product that reduces the risk associated with failure of any individual piece of intellectual property. Most pieces of intellectual property protect a relatively small proportion of the Group’s annual revenue. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

In addition to protecting its market position by the filing and enforcement of patents and trademarks, Smith & Nephew may oppose third party patents and trademark filings where appropriate in those areas that might conflict with the Group’s business interests.

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

The trend in recent years has been towards greater regulation and higher standards of technical appraisal, which generally entail lengthy inspections for compliance with appropriate standards, including regulations such as good manufacturing practices. The Group believes that these recent changes will not have a material adverse effect on the Group’s financial condition and the results of operations. All significant facilities within the Group are subject to regular internal audit for medical device regulatory compliance with national and Group standards and policies.

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

THE BUSINESS AND THE COMMUNITY

CORPORATE AND SOCIAL RESPONSIBILITY

Smith & Nephew’s aim is to help people live longer, healthier and more active lives by repairing and healing the human body with advanced technology products. The Group contributes to the treatment and recovery of patients throughout the cycle of medical care. This is achieved by the design of innovative products and instruments, the training of medical professionals and the procedures used to provide treatment and recovery. In particular Smith & Nephew offers products throughout the continuum of care for patients, not only with osteoarthritis, from early intervention through primary joint replacements to revisions, but also in the wider field of injuries to knee, hip, shoulder and overall bone and skin repair.

The Group prides itself on the strength of its relationship with its clinicians and other professional healthcare customers with whom it has a reputation for product innovation and high standards of customer service. Healthcare economic considerations are integrated into the product development process to ensure that the benefits of the Group’s new products and line extensions not only improve patient outcomes, but provide better treatment and procedures for both clinician and patient whilst contributing to more cost effective solutions for healthcare services.

In developing a sustainable business, Smith & Nephew has a low impact on the environment and is committed to improving the management of its environmental, social and economic effect.

The Group has published a Sustainability Report since 2001. The Group monitors progress and views sustainable development as an integral part of the way the Group does business. The ninth Sustainability Report, which gives detailed information, will be published on the Group’s website at the end of May 2009 at www.smith-nephew.com. As part of Smith & Nephew’s commitment to continuous improvements to reporting on its corporate responsibility developments, this year the Sustainability Report will more closely reflect the structure recommended by the Global Reporting Index. This will expand the scope of reporting whilst moving towards an internationally recognised and common standard.

Smith & Nephew’s progress is measured by leading organisations that assess sustainable development. In 2008 the Group was again included in the Dow Jones Sustainability Index (“DJSI”) and continues to be a leader in its sector. In the UK, Smith & Nephew is a member of FTSE4Good and in France, Vigeo publishes an assessment report on Smith & Nephew used by some of the leading investment firms in Europe.

Business Integrity

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from those with whom it does business. The code of standards for suppliers, and the compliance processes for these standards is under continuous development. During 2008 and the early part of 2009, the Group has been working on a major enhanced ethics and compliance programme. In early 2009 the first part of a Code of Conduct and Business Principles was issued to the majority of employees throughout the Group. A new website (http://Compliance.Smith-Nephew.com) lays out the aims, policies and performance of the Group’s enhanced ethics and compliance programme.

Smith & Nephew’s policy is to not give or receive improper financial inducements, either directly or indirectly, for business or financial gain. The Group’s policy is to comply with the industry standards set by regional bodies, such as Eucomed in Europe and Advamed in the US, in its relationships with customers. Accounting records and supporting documents are designed to accurately describe and reflect the business transactions and conform to IFRS.

The Group’s Code of Conduct and Business Principles governs the way it operates so that it respects stakeholders and seeks to build open, honest and constructive relationships. This is regularly reviewed and a revised code was published on the Smith & Nephew website in March 2009. The Group takes account of ethical, social, environmental, legal and financial considerations as part of its operating methods. Since 2005, the Group has operated a Code of Business Ethics and a Whistleblower Policy for all employees. In 2008 an independently operated whistleblowing service was introduced in the US operations of the Group. In early 2009 this was extended to all other jurisdictions in which the Company operates where such service is allowed.

Innovation

Smith & Nephew uses innovation to create cost-effective products and techniques which deliver benefits for clinicians, patients and healthcare providers. The Group’s scientific and technical capability combined with an understanding of the needs of clinicians, enables Smith & Nephew to produce unique new products with distinct advantages in clinical performance and cost-effectiveness.

The Group’s research and development strategy is based on assessment of market needs and a longer range view of future requirements and opportunities. Fundamental scientific work and the development of new technologies are used to create new products and surgical techniques for delivery in the future.

In particular, the Group has brought together various initiatives across its businesses to form a business focused on Biologics, which are advanced, locally delivered biological therapies to promote healing and pain relief.

Health, Safety and Environment Management

The Group’s health, safety and environmental (“HSE”) policy was reviewed in November 2007. This policy sets out the Group’s vision, aim, commitment and operating principles with respect to HSE. The Group’s commitment is to:

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

The Board receives a health and safety report two times a year.

In 2008, the Advanced Wound Management factory in Hull, England and the Orthopaedics sites in Memphis, Tennessee and Tuttlingen, Germany maintained accreditation of their environmental management systems under IS014001. All Group manufacturing and research sites have designed environmental management systems to deliver cost savings and benefits to the environment.

Manufacturing processes are relatively low in environmental impact. Particular emphasis is placed on close control of energy, water consumption and waste in manufacturing and research and development. Improvement targets are set and performance is measured against these targets. Smith & Nephew’s key environmental measurements over the last five years are as follows:

	2008 (i)	2007 (ii)	2006	2005	2004
Emissions to air carbon dioxide (tonnes)	55,271	50,178	50,359	50,212	48,954
Waste (tonnes)	4,616	4,016	4,759	4,685	3,596
Hazardous waste (tonnes)	477	204	256	303	234
Waste recycled (tonnes)	2,167	1,496	1,189	1,009	767
Total energy (GwH)	153	140	138	139	132
Water usage (1,000 cu. Metres)	589	542	562	480	427
Discharges/effluent (1,000 cu. Metres)	453	453	485	400	384
Lost time accidents (iii)	0.47	0.54	0.50	0.58	1.00
Work related injuries (iv)	1.3	1.7	1.4	1.9	n/a

(i)	Environmental figures include the research facility at York and all Group manufacturing sites with the exception of Beijing whose figures were not available at the time of going to press. The contribution from this site is however very low. The Orthopaedics facilities at Aarau and Warwick are included for the first time and account for much of the increase in environmental impacts.
(ii)	Totals in 2007 exclude the Plus and BlueSky businesses acquired in the year.
(iii)	Number of accidents (resulting in a person being unable to work the following day) per 200,000 hours worked.
(iv)	Number of cases of work related injuries per 200,000 hours worked which are required to be recorded under Occupation Safety and Health Administration Regulations. The same criteria have been used at all sites whether or not the regulations apply. Data was not collected in 2004 so no information is available for this year.

Carbon dioxide emissions are calculated from the energy consumption. They include both direct emissions from the combustion of fossil fuels on sites and secondary emissions from the generation by utility companies of the electricity consumed. These rose 10% in 2008, in line with energy consumption. Normalising for the level of production, emissions fell by 11%.

Non-hazardous waste rose by 15%. This increase is attributable to the inclusion of the Orthopaedics facilities at Aarau and Warwick and due to an increase in waste at the Wound Management facility at Largo due to increased ALLEVYN manufacture.

Hazardous waste rose by 134%. Inclusion of the Orthopaedics facilities at Aarau and Warwick has had a disproportionately large effect as both facilities use large volumes of cutting fluid which has to be disposed as hazardous waste. The 2004 hazardous waste figure excludes a spillage of chrome plating materials which occurred at the manufacturing site in Memphis, Tennessee. Working closely with the state authorities, prompt action was taken resulting in a total of 920 tonnes of affected soil being removed from the site to eliminate any possible contamination.

Continued emphasis on recycling waste across the Group has led to an increase in the percentage of waste recycled from 26% to 30%.

In the 2008 Sustainability Report, Smith & Nephew published targets for the above environmental measurements for the second year. These targets were based on figures normalised for changes in production levels rather than the absolute figures shown in the previous table. This is so that any impact arising from changes in production is taken into account. The performance against the published targets is as follows, together with targets for 2009:

	Target 2009	Actual 2008	Target 2008

Energy consumption	Improvement programme across all manufacturing sites, targets to be fixed by GBU	11% reduction	5% reduction

Waste	10% reduction	7% reduction	10% reduction

Lost time accidents	n/a	16% reduction	5% reduction

Work related injuries	n/a	26% reduction	5% reduction

OSHA Recordable incidents (i)	5-25% reduction depending on 2008 performance	n/a	n/a

Internal Audit performance	Minimum Internal Audit Rating of 75%	n/a	n/a

HSE management	Introduction of pro-active measures for HSE	n/a	n/a

(i)	The US Occupational Safety & Health Administration require certain cases of occupational injury and ill health to be recorded if they result in lost time from work, modifications to the persons work or require treatment by a medical practitioner. It is a broader definition of a Work Related Injury than lost time accidents and, although it is only of legal significance in the US, it has been adopted as a measure across the Group.

A full analysis of these measurements and key health and safety performance measures will be included in the 2009 Sustainability Report on the Group’s website when it is published at the end of May 2009.

Social responsibility

Employees

The Smith & Nephew Code of Conduct and Business Principles and Code of Ethics govern the Group’s interactions with all of its stakeholders including employees. This sets out the values and behaviours that the Group expects from every employee. The first part of the Code of Conduct relating to interactions with Health Care Professionals (“HCPs”) and suppliers was launched in January 2009. This document describes the standards that all employees in Smith & Nephew and third parties representing the company must operate to when working with HCPs and agents. The Business principles and associated policies and procedures have also been reviewed and are scheduled to be launched to all employees in April 2009. Every employee is expected to work to these standards.

The HR Policy Framework introduced in 2006 continues to provide a framework of key HR policies, values and behaviours and management principles that provide the structure within which the business units and Global functions plan and deliver successful results. There is also a published HR Strategy document which provides the direction on how the Group intends to attract, retain and develop the right talent to meet the business needs and create a culture that is aligned to Smith & Nephew values and deliver the Group’s long term strategic plans.

Smith & Nephew has a policy of non-discrimination and aims to provide an open environment based on constructive relationships. Smith & Nephew welcomes people with disabilities and makes every effort to retain any employee who has a disability. The Group is committed to engaging with employees through the regular and timely dissemination of Group information and encouraging their feedback and ideas. An employee global opinion survey is used every two years as a catalyst for improvements and plans.

The 2008 Global Opinion Survey was completed towards the end of 2008 and the results reported to employees were completed in early 2009. The survey extended the scope of previous research. Across the Group, the response rate was very good with nearly 6,500 people taking the survey. Overall the results were positive and indicated continued high levels of employee engagement with the values and direction of the Group. 95% of employees said that they were proud to work for Smith & Nephew, and most (70%) would recommend it as a great place to work. There were high marks (86%) for the honesty and ethical behaviour of employees. The feedback identified several areas where the Group needed to improve, including the alignment and overhauling of systems and processes to enable better execution of plans and greater visibility of results. The most encouraging outcome was that the survey reinforced the value of the Group’s new “One Company” strategy and the efforts to reengineer many of the Group’s processes and systems. While the Group still has work to do to fully align its organisation and the strategy and to build-in accountability at every level, employees believe the Group is moving in the right direction.

In 2008, the Group has continued to assess indicators of employee engagement. These measurements are a useful monitoring tool and alert mechanism for action as well as giving trend indicators of improved performance. During 2008 the Group introduced a more robust employee data collection process for the majority of the business (i.e. US and UK) and will report on these in 2009. These systems will be rolled out to the rest of Smith & Nephew in 2009 which will enable the provision of Group wide data in future.

Internal Appointments

The internal appointments measure is an indicator of how well the Group believes it is developing its employees and the success of the Group’s internal recruitment policy. In 2008, the percentage of vacancies filled by internal applicants showed significant variation across the Group’s businesses. The range for non-management positions was 0-38% and the range for management positions was 3-50%. The Group target for all employees is 40%, (including management positions) which the Group believes is challenging but achievable. The target for management positions is 70%. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the need to bring in new ideas and approaches that external recruitment brings.

Labour Turnover

The Group measures both general voluntary labour turnover and turnover relating specifically to employees who have been with the business less than two years. The latter measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business.

The average turnover for employees leaving the Group within two years of joining was 2.7% (2007 — 10.5%).

As reported in the 2007 Annual Report, the impact of EIP, the integration of Plus and the transition of many countries from indirect to direct market operations had the effect of increasing voluntary labour turnover from 2.8% in 2006 to 10.5% in 2007. In 2008 the voluntary labour turnover statistic has fallen to 1.6% which the Group believes is a more representative level.

Training and Development Investment

The Group is committed to providing training and information so that all employees can make the best contribution possible. To ensure that the Group continues to improve in this important area, during 2007, a central global organisational development team was created to lead talent management, performance management and learning and development across the whole of the Group. Learning and development programmes are used to attract, retain and develop employees. These programmes are linked to formal performance appraisal and development planning. The Group operates training programmes under the banner of Management Excellence. These continue to provide the key management skills required to be successful managers and leaders, covering the requirements of both new and experienced individuals. Further programmes were added in 2008 and the Group has continued to invest in on-line learning resources to further enable access to training for all employees.

Leadership

The Group continues to develop its current and future leaders to improve the performance of the business. Senior management supports a set of group-wide leadership competencies and management development and talent tracking is a regular item on their meeting agenda. Performance evaluation, coaching and attendance at leadership programmes are utilised.

The Group’s leadership excellence programme is a three-day purpose designed residential course facilitated by a business school coach. The programme focuses on leadership style and interaction.

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

The legal frameworks governing employee relations vary from country to country, as does custom and practice. Relations with trade unions are nationally determined and managed locally in line with the applicable legal framework and standards of good practice. The well-developed arrangements for interactions with trade union and worker councils provide the forum for productive discussion and collaborations with regard to collective bargaining agreements and other employment issues. It is the Group’s policy to conform to the nationally determined arrangements.

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

The Group is dedicated to the advancement of innovation, education and patient care. In Orthopaedics, to facilitate the Group’s continuing support for critical research and educational programmes, the Group has entered into a grant administration agreement with the independent Orthopaedic Research and Education Foundation.

The Group realises that its technologies and products do not reach everyone. Project Apollo is a charitable and humanitarian service programme of the Orthopaedics business. This links up with physicians and non-profit groups engaged in medical philanthropy that receive donations of Smith & Nephew products through sponsorship and help from the Group’s employees. By working in collaboration with these individuals and organisations, Smith & Nephew considers that this is a way of increasing the impact of charitable giving and the work it undertakes.

The Smith & Nephew Foundation is an independent charitable trust funded by Smith & Nephew Advanced Wound Management. The Foundation makes awards to individuals in the nursing profession for postgraduate research to improve clinical practice in nursing and midwifery. The Foundation is the largest single charitable awarding body to the nursing profession in the UK.

More examples of the programmes supported by the Group are given in the Sustainability Report.

In 2008, direct donations to charitable and community activities totalled $1,498,000, of which $550,000 was given to the Smith & Nephew Foundation. Smith & Nephew made no political contributions in 2008.

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

Looking Ahead

The Group is fulfilling an important role in the healthcare sector. Increased demands are being placed on healthcare systems by the demographic trends of an ageing population and as the problems with obesity become more widespread. More active lifestyles and the increased incidence of diabetes, and other diseases also increase the demand for Smith & Nephew’s products. In addition, developing and newly industrialised countries are increasing their demands for advanced products driven by similar demographic and health issues as developed nations.

Smith & Nephew’s vision is to be the best in helping people regain their lives by improving and healing the human body. The Group believes that it can achieve this by setting and meeting ambitious performance targets, by constant innovation in products and services and by earning the trust of its stakeholders. In all its business activities, the drive towards sustainability is an ongoing process and Smith & Nephew is committed to maintaining a consistent effort to improve.

EMPLOYEES

The average number of full-time equivalent employees in 2008 was 9,757, of whom 1,653 were located in the UK, 4,212 were located in the US and 3,892 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2008	2007	2006
Orthopaedics	4,840	4,405	3,893
Endoscopy	1,849	1,798	1,830
Advanced Wound Management	3,068	2,987	3,107

	9,757	9,190	8,830

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

RISK

PRODUCT LIABILITY

The Group monitors the safety of its products from initial product development through to product use or application. In addition, the businesses of the Group analyse on a worldwide basis reports of adverse reactions and complaints relating to its products. Each business reviews these adverse reactions and complaints and any safety matters arising with its independent medical advisors.

Product liability is a commercial risk for the industry of which the Group is a part, particularly in the US. Smith & Nephew has taken steps it believes are appropriate to minimise losses. Management believes that the Group’s regulatory and medical controls are robust and insurance cover is adequate and appropriate for this class of products. The Group’s reputation depends on strong risk management controls and on appropriate crisis management if a serious medical incident or product recall should occur.

In August 2003, the Group voluntarily withdrew the macrotextured versions of its OXINIUM femoral knee components from all markets. As at that date 2,971 components had been implanted of which approximately 2,471 were in the US, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001.

The product was withdrawn when management became aware of a higher than usual percentage of reports of early revisions (“revisions” are implants which need to be replaced). Evidence suggested that the cause of some revisions was the failure of the textured surface of the implant to achieve adequate fixation with the bone.

As at 31 December 2008, 1,044 of these implants had undergone revision surgery, and settlements had been agreed with patients in respect of 997 of these revisions. The total amount paid as of 31 December 2008 in settlements, legal costs and associated expenses was $206m, of which $60m was received from insurers and $22m from a successful legal settlement. A claim against other insurers is pending. See “Legal Proceedings”.

In addition to the macrotextured claims, the Group has faced other claims from time to time. Even if there is no product defect, an unsuccessful patient procedure can lead to a claim of product liability against the Group. The Group carries insurance against product liability risk in amounts and subject to terms that it believes are appropriate, with a substantial self-insured retention amount.

RISK FACTORS

There are risks and uncertainties related to Smith & Nephew’s business. The factors listed below could cause the Group’s financial condition or results of operations to differ materially from expected and historical levels. Factors not listed here, that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also adversely affect Smith & Nephew’s business.

Product Liability Claims and Loss of Reputation

The development, manufacture and sale of medical devices entail risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. Smith & Nephew may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation. See “Product Liability”.

There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits.

Highly Competitive Markets

The Group’s business units compete across a diverse range of geographic and product markets. The markets in which each of the business units operates each contains a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

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

Failure to Make Successful Acquisitions

A key element of the Group’s strategy for continued growth is to make strategic acquisitions or alliances to complement its existing businesses. Failure to identify appropriate acquisition targets or failure to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. This could result from the diversion of management resources towards the acquisition or integration process, challenges of integrating organisations of different geographical, jurisdictional and ethical backgrounds, as well as the prospect of taking on unexpected liabilities of strategic partners. In addition, the recent contraction of available global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance.

Stock Market Valuations

As a growth industry, medical device companies have higher stock market valuations than many other industrial companies. If market conditions change, other companies in its sector fail to perform, or if the Group is perceived to be performing less well than the sector, then the share price of the Group may be adversely affected.

Attracting and Retaining Key Personnel

The Group’s continued development depends on its ability to hire and retain highly skilled personnel with particular expertise. This is critical, particularly in research, new product development and in the sales forces. If Smith & Nephew is unable to retain key personnel in research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

Dependance on Government and Other Funding

In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of the Group’s products is governed in most major markets largely by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy and pricing which may have an adverse impact on sales and operating profit. There may be an increased risk of adverse changes to government funding policies arising from the deterioration from macro-economic conditions in most parts of the world.

The Group must adhere to the rules laid down by funding agencies including the US Medicare and Medicaid fraud and abuse rules. Failure to do so could result in fines or loss of future funding.

Regulatory Compliance in the Healthcare Industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See “Legal Proceedings”.

The Group has taken steps to introduce best practices developed in certain countries to other regions around the world. As the Group continues to enhance its compliance programs globally, it is possible that operations in some regions may be disrupted.

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

The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution, marketing and sale of its products, particularly in the US, UK and Continental Europe. Such controls have become increasingly demanding and costly to comply with and management believes that this trend will continue. Failure to comply with these controls could have a number of adverse consequences, including withdrawal of approval to sell a product in a country or temporary closure of a manufacturing facility.

Proprietary Rights and Patents

Due to the technological nature of medical devices, the Group is subject to the potential for patent infringement claims. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group’s business interests. If Smith & Nephew fails to successfully enforce its intellectual property rights, its competitive position could suffer, which could harm its results of operations.

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to pay damages, develop non-infringing products or to obtain licenses to the products which are the subject of such litigation, thereby affecting the Group’s growth and profitability.

Continual Development and Introduction of New Products

The Group operates in the medical devices industry, which is highly competitive and has a rapid introduction rate of new products. In order to remain competitive, each of the Group’s business units must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. A potential product may not be brought to market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group’s business units operate. If new products do not remain competitive with competitors’ products, the Group’s sales revenue could decline.

There is a risk that a major disruptive technology could be introduced into one of the Group’s markets and adversely affect its ability to achieve business plans and targets.

Manufacturing and Supply

The Group’s manufacturing production is concentrated at eleven main facilities in Memphis, Tennessee, Mansfield, Massachusetts, Oklahoma City, Oklahoma, and Largo, Florida in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tüttlingen in Germany, and Suzhou and Beijing in China. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. These suppliers must provide the materials and perform the activities to the Group’s standard of quality requirements. If any of these suppliers is unable to meet the Group’s needs, compromises on standards of quality or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms at the desired quality. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew’s revenue and operating profit.

As part of the EIP programme the Group is in the process of outsourcing to third parties or relocating to lower cost countries certain of its manufacturing processes. As a result of these transfers, there is a risk of disruption to supply.

Currency Fluctuations

The Group uses the US Dollar as its reporting currency and the functional currency of Smith & Nephew plc. In 2008, 44% of Group revenue arose in the US, 28% in Continental Europe, 20% in Africa, Asia, Australia, Canada, New Zealand and Latin America, and 8% in the UK. During 2008 fluctuations in the exchange rates used to translate the financial statements of operations outside the US into US Dollars had the effect of increasing Group revenue by 2%.

The Group’s manufacturing cost base is situated principally in the US, the UK and Switzerland from where finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currencies of the Group’s selling operations, particularly the Euro and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro and the Japanese Yen then Group trading margin would be adversely affected.

In 2008, the Group managed $1bn of foreign currency purchase transactions by using forward foreign exchange contracts, of which the major transaction flows are from Euros into US Dollars and Sterling. The Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year.

Had the Group not transacted forward foreign exchange purchase contracts and if the Euro were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit before taxation in 2008 would have decreased by an estimated $45m (2007 — decreased by an estimated $46m) on account of transactional and translational movements; if the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2007 would have increased by an estimated $51m (2007 — increased by an estimated $42m).

Political Uncertainties

The Group has operations in 32 countries. Political upheaval in those countries or in the regions surrounding those countries may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group’s turnover and operating profit. Terrorist activities and ongoing global political uncertainties could adversely impact the Group.

World Economic Conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity, which continue to remain as favorable trends for Group performance. Supply, use and payment for products is influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, more capitalised groups, with higher market shares and margins. As a consequence the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during the current macro-economic events.

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

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered into to hedge foreign currency purchase transactions and interest rate exposures are accounted for as hedges. As such, changes in fair values of these financial instruments would not affect the Group’s income statement. The movements in the fair value of financial instruments that are not accounted for as hedges offset movements in the values of assets and liabilities and are recognised through the income statement. The net impact of these changes in fair value on the Group’s income statement is not significant.

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

The Group formed a single Orthopaedics business by combining its Reconstruction and Trauma businesses in July 2008 in an effort to increase the efficiency of its management and operational structure. All comparative periods have been amended to conform to the current year presentation.

Revenue by business segment as a percentage of total revenue was as follows:

	2008	2007	2006
		(%)
Orthopaedics	57	55	52
Endoscopy	21	22	23
Advanced Wound Management	22	23	25

Total revenue	100	100	100

Revenue by geographic market as a percentage of total revenue was as follows:

	2008	2007	2006
		(%)
Europe (Continental Europe and United Kingdom)	36	35	31
United States	44	46	49
Africa, Asia and Australia and Other America	20	19	20

Total revenue	100	100	100

Underlying Growth in Revenue

“Underlying growth in revenue” is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-for-like basis. This is achieved by adjusting for the impact both of sales of products acquired in business combinations and for movements in exchange rates. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis.

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

Reported growth in revenue by business segment reconciles to underlying growth in 2008 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	16	(2)	(9)	5
Endoscopy	9	(1)	–	8
Advanced Wound Management	8	(1)	–	7

Total revenue	13	(2)	(5)	6

Reported growth in revenue by business segment reconciles to underlying growth in 2007 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	30	(4)	(13)	13
Endoscopy	13	(3)	–	10
Advanced Wound Management	12	(6)	(1)	5

Total revenue	21	(4)	(7)	10

Trading Profit

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation and impairment of acquisition intangible assets; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

Operating profit reconciles to trading profit in 2008 as follows:

	Operating profit	Acquisition related costs	Restructuring and rationalisation costs	Amortisation and impairment of acquisition intangibles	Trading Profit
			($ million)
Orthopaedics	382	61	9	29	481
Endoscopy	146	–	4	16	166
Advanced Wound Management	102	–	21	6	129

Total	630	61	34	51	776

Operating profit reconciles to trading profit in 2007 as follows:

	Operating profit	Acquisition related costs	Restructuring and rationalisation costs	Legal settlement	Amortisation and impairment of acquisition intangibles	Trading Profit
			($ million)
Orthopaedics	243	111	14	30	25	423
Endoscopy	141	–	4	–	2	147
Advanced Wound Management	109	–	24	–	3	136

Total	493	111	42	30	30	706

Trading profit by business segment as a percentage of total trading profit was as follows:

	2008	2007	2006
		(%)
Orthopaedics	62	60	59
Endoscopy	21	21	21
Advanced Wound Management	17	19	20

Total trading profit	100	100	100

Operating profit by business segment as a percentage of total operating profit was as follows.

	2008	2007	2006
		(%)
Orthopaedics	61	49	56
Endoscopy	23	29	23
Advanced Wound Management	16	22	21

Total operating profit	100	100	100

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

In orthopaedic reconstruction, improvements in technology have lengthened the effective life of implants and have facilitated the implantation of knees and hips in relatively young patients thereby improving the quality of life for a new generation. Both the orthopaedic trauma and clinical therapies markets are expected to continue to grow due to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes and also due to continuous advancements in the surgical treatment of fractures, and the need to manage pain in younger, more active patients.

The endoscopy market is benefiting from the continued trend worldwide towards less invasive surgery but with particular focus on arthroscopic repair of the knee and shoulder using a broad range of technology. The Group also expects to benefit from the demand for less invasive approaches to arthroscopic hip repair.

The advanced wound management market is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market. This increased penetration is expected to be driven by improved outcomes from new technology, health economic benefits, increasing nursing shortages, quality of life expectations and education of healthcare providers to convert from traditional to advanced treatments.

In order to take advantage of the expanding markets the Group must continually develop its existing and new technologies and bring new products to its customers. Expenditure on research and development in 2008 represented approximately 4% of Group revenue.

Currency Movements

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group manages the impact of exchange rate movements on cost of goods sold by a policy of purchasing forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. This exposure is offset partly because the Group incurs interest in currencies other than US Dollars on its indebtedness denominated in currencies other than US Dollars. See “Financial Position, Liquidity and Capital Resources”.

Other

Other than national governments seeking to control or reduce healthcare expenditure, (see “Risk Factors — Dependence on Government and Other Funding”) management is not aware of any governmental economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

Critical Accounting Policies

The Group’s significant accounting policies and those elective exemptions taken by the Group on the adoption of IFRS in accordance with IFRS 1 are set out in Note 2 of the Notes to the Group Accounts. Of those, the policies which require the most use of management’s judgment are as follows:

Inventories

A feature of the Orthopaedics business (whose finished goods inventory makes up approximately 75% of the Group total finished goods stock) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Impairment

In carrying out impairment reviews of goodwill, intangible assets and property, plant and equipment a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

Retirement Benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, operating profit and finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example a 0.5% increase in discount rate would reduce the combined UK and US pension plan deficit by $76m whilst a 0.5% decrease would increase the combined deficit by $81m. A 0.5% increase in discount rate would decrease profit before taxation by $2m whilst a 0.5% decrease would increase it by $3m. A one year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would increase the combined deficit by $24m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

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

Contingencies and Provisions

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

The estimation of the liability for the costs of the macrotextured product withdrawal for which coverage has been declined is dependent upon two main variables. These are the number of implant revisions that will ultimately be required and the average cost of settlements with patients. The estimate of the remaining number of implant revisions is based on trends to date and the advice of external statistical and other advisors. If the actual number remaining was double the current estimate the cost would increase by approximately $30m. If the average cost of settlement of the estimated claims outstanding or not yet notified should rise by 10% the cost would increase by $3m.

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

2008 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report.

Financial Highlights of 2008

Group revenue was $3,801m for the year ended 31 December 2008, representing 13% growth compared to 2007. Underlying growth in revenue was 6%, translational currency added 2% and acquisitions added 5%.

Profit before taxation was $564m, compared with $469m in 2007. Attributable profit was $377m compared with $316m in 2007. Adjusted attributable profit (calculated as set out in “Selected Financial Data”), rose 3% to $493m in 2008 from $480m in 2007.

Basic earnings per Ordinary Share were 42.6¢ compared to 34.2¢ for 2007. EPSA (as set out in “Selected Financial Data”) was 55.6¢ in 2008 compared to 52.0¢ for 2007, representing a 7% increase.

Fiscal 2008 Compared with Fiscal 2007

The following table sets out certain income statement data for the periods indicated:

	2008	2007
	($ million)
Revenue (i)	3,801	3,369
Cost of goods sold (ii)	(1,077)	(994)

Gross profit	2,724	2,375
Marketing, selling and distribution expenses (iii)	(1,436)	(1,278)
Administrative expenses (iv)	(533)	(487)
Research and development expenses	(152)	(142)
BSN agency and management fees	27	25

Operating profit (i)	630	493
Net interest payable	(66)	(30)
Other finance (costs)/income	(1)	6
Share of results of associates	1	–

Profit before taxation	564	469
Taxation	(187)	(153)

Attributable profit for the year	377	316

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 36 to 37.
(ii)	2008 includes $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs (2007 — $64m in respect of the utilisation of the Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs).
(iii)	2008 includes $7m of acquisition related costs and $3m of restructuring and rationalisation expenses (2007 — $12m of acquisition related costs and $4m of restructuring and rationalisation expenses).
(iv)	2008 includes $31m of acquisition related costs, $13m of restructuring and rationalisation expenses and $51m of amortisation and impairment of acquisition intangibles (2007 — $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement, and $30m of amortisation of acquisition intangibles).

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.37 to $1.46 (+7%), Sterling weakened from $2.00 to $1.84 (-8%), the Swiss Franc strengthened from $0.83 to $0.92 (+11%), the Australian Dollar was flat at $0.84 and the Japanese Yen strengthened from ¥118 to ¥103 (+13%).

The Group’s principal manufacturing locations are in the US (Orthopaedics and Endoscopy), Switzerland (Orthopaedics) and in the UK (Advanced Wound Management and Orthopaedics). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, purchases from the US and Switzerland became relatively less expensive. The Group’s policy of purchasing forward a proportion of its currency requirements mitigates the impact of these movements.

Revenue

Group revenue increased by $432m (13%) from $3,369m in 2007 to $3,801m in 2008. Underlying revenue growth was 6%, an additional 5% as a result of acquisitions and 2% attributable to favourable currency translation.

Orthopaedics revenues increased by $300m or 16%, of which 5% was attributable to underlying growth, 9% due to the acquisition of Plus and 2% due to favourable currency translation. Endoscopy revenues increased by $68m or 9%, of which 8% was attributable to underlying growth and 1% due to favourable currency translation. Advanced Wound Management revenues increased by $64m or 8%, of which 7% was attributable to underlying growth and 1% due to favourable currency translation.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 36 and 37.

Cost of goods sold

Cost of goods sold increased by $83m to $1,077m from $994m in 2007. The main driver of this increase was the growth in revenues across the Group. Other factors contributing to the movement were the decrease of $49m in the utilisation of the Plus inventory stepped up to fair value on the acquisition, offset by an increase of $2m in other acquisition related costs and an increase of $11m in restructuring and rationalisation expenses.

Further margin analysis is included within the “Trading Profit” sections of the individual business segments that follow on pages 36 to 37.

Marketing, selling and distribution expenses

These expenses increased by $158m to $1,436m from $1,278m in 2007. The increase was largely a result of increased marketing, selling and distribution expenses across the Group in line with the increased revenues.

Administrative expenses

Administrative expenses increased by $46m to $533m from $487m in 2007, largely as a result of the growth in the business. This increase includes $14m relating to impairment of acquisition intangibles, $7m due to a full years amortisation charge on Plus intangibles in comparison to 2007, $18m reduction in restructuring and rationalisation expenses from 2007 and the impact of $30m incurred in 2007 on the legal settlement.

Research and development expenses

Expenditure as a percentage of revenue fell from 4.2% in 2007 to 4.0% in 2008. The Group continues to invest in innovative technologies and products to differentiate itself from competitors.

BSN agency and management fees

Agency and management fees of $27m (2007 — $25m) were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew.

Operating profit

Operating profit increased by $137m to $630m from $493m in 2007 comprising increases of $139m in Orthopaedics and $5m in Endoscopy, offset by a decline of $7m in Advanced Wound Management.

Net interest payable

Net interest payable increased by $36m from $30m in 2007 to $66m in 2008. This is a direct consequence of the additional borrowings put in place to finance the Plus acquisition and the share buy-back programme.

Other finance (costs)/income

Other finance costs in 2008 were $1m down from $6m income in 2007. This is attributable to an increase in interest costs on pension liabilities.

Taxation

The taxation charge increased by $34m to $187m from $153m in 2007. The effective rate of tax before discontinued operations was 33.2%, compared with 32.6% in 2007. The tax charge was reduced by $30m in 2008 (2007 — $49m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, the legal settlement and amortisation and impairment of acquisition intangibles. The effective tax rate was 30.6% (2007 — 29.6%) after adjusting for these items and the tax thereon.

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2008	2007
	($ million)
Non-current assets	2,523	2,542
Current assets	1,985	1,919

Total assets	4,508	4,461

Non-current liabilities	1,841	357
Current liabilities	968	2,288

Total liabilities	2,809	2,645
Total equity	1,699	1,816

Total equity and liabilities	4,508	4,461

Non-current assets decreased by $19m to $2,523m from $2,542 in 2007. Intangible assets and goodwill decreased by $79m of which $42m related to currency translation, $69m to amortisation and impairment and a $2m adjustment to contingent consideration offset by an increase of $33m relating to additions and $1m relating to acquisitions. Property, plant and equipment decreased by $17m comprising additions of $259m, less currency translation of $57m, depreciation of $204m and disposals of $15m. Deferred tax assets increased by $78m in the year, primarily due to the increase in the post retirement obligations.

Current assets increased by $66m to $1,985m from $1,919m in 2007. This was due to an increase in inventory of $45m and an increase in trade and other receivables of $46m. These increases were partially offset by a reduction in cash at bank of $25m.

Non-current liabilities increased by $1,484m from $357m in 2007 to $1,841m in 2008. $1,322m of this increase was predominantly due to the reclassification of long-term borrowings from short-term borrowings following the Group’s decision to exercise its option to extend the multicurrency loan facility for a further four years in May 2008. The retirement benefit obligation increased by $166m, which was mainly as a result of a reduction in asset values, in line with falling share prices offset by an increase in the corporate bond rate. Deferred tax liabilities decreased by $11m, other payables decreased by $11m and provisions increased by $18m.

Current liabilities decreased by $1,320m from $2,288m in 2007 to $968m in 2008. The primary cause of this decrease was the reclassification of borrowings to long-term following the Group’s decision to exercise its option to extend the multicurrency loan facility for a further four years in May 2008.

Total equity decreased by $117m from $1,816m in 2007 to $1,699m in 2008. The principal movements were an increase of $377m in attributable profit offset by $99m from translation losses, $215m actuarial losses on defined benefit pension plans which was offset by $71m of taxation charged to equity, $109m of equity dividends paid in the year and $193m from the purchases of treasury shares.

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2008	2007
	($ million)
Revenue by business segment
Orthopaedics	2,158	1,858
Endoscopy	800	732
Advanced Wound Management	843	779

Total revenue	3,801	3,369

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	1,398	1,177
United States	1,657	1,550
Africa, Asia, Australasia and other America	746	642

Total revenue	3,801	3,369

Trading profit by business segment
Orthopaedics	481	423
Endoscopy	166	147
Advanced Wound Management	129	136

Total trading profit	776	706

Operating profit by business segment
Orthopaedics	382	243
Endoscopy	146	141
Advanced Wound Management	102	109

Total operating profit	630	493

Orthopaedics

Revenue

Orthopaedics (which includes Reconstruction, Trauma and Clinical Therapies) revenue increased by 16% to $2,158m from $1,858m in 2007. Of this increase, 5% is attributable to underlying growth, 2% is due to favourable currency movements and 9% is due to the effect of the acquisition of Plus. The principal factors in the underlying growth in revenue were the continuing expansion in global orthopaedic markets, the growth of recently launched products and actions the Group has taken to align sales forces.

In the US, revenue increased by $95m to $1,127m (9%) of which 8% was underlying growth and 1% as a result of the Plus acquisition effected in 2007. The main factors were the continued growth of products launched in recent years including the LEGION and JOURNEY knees, and BHR.

Outside the US, revenue increased by $205m to $1,031m (25%), of which 2% was underlying growth, 19% as a result of acquisitions and 4% due to foreign currency translation.

Global knee revenue increased by $124m (20%) to $758m, of which 3% was due to foreign currency translation, 10% was due to acquisitions and 7% was underlying growth.

Global hip revenue increased by $121m to $688m (21%) of which 5% was due to underlying growth, 2% was due to foreign currency translation and 14% due to acquisitions.

Trading Profit

Trading profit rose by $58m (14%) to $481m from $423m in 2007. Trading profit margin decreased from 22.8% to 22.3%. This decrease reflects the consolidation of lower margin Plus sales, the margin impact of Plus lost sales and increased compliance costs, together exceeding the operational improvements the business has been making.

Operating Profit

Operating profit increased by $139m. This largely comprises the $58m increase in trading profit, a $50m decrease in acquisition related costs and a $30m legal settlement in 2007.

Endoscopy

Revenue

Endoscopy revenue increased by $68m, or 9%, to $800m from $732m in 2007, comprising 1% favourable currency translation and 8% underlying growth.

In the US, revenue increased by $11m to $372m (3%), all of which was underlying growth. This is largely attributable to the actions taken to reinvigorate sales performance and drive further growth from the Group’s portfolio of products, particularly in the repair segment of the arthroscopy market.

Outside the US, revenue increased by $57m to $428m (15%), of which 13% was underlying growth and 2% due to favourable foreign currency translation.

Global revenue of knee and shoulder repair products increased by $48m to $312m (18%), of which 16% was underlying growth and 2% due to foreign currency translation.

Revenue in the global resection products sector increased by $10m to $277m (4%), of which 3% was underlying growth and 1% due to foreign currency translation.

Global Visualisation revenue increased by $9m to $150m (6%), all of which was underlying growth.

Trading Profit

Trading profit increased by $19m (13%) to $166m from $147m in 2007 resulting in a trading profit margin increase from 20.1% to 20.8%. This improvement was mainly due to a greater focus on managing costs.

Operating Profit

Operating profit increased by $5m to $146m from $141m in 2007. The increase of $19m in trading profit was offset by an impairment charge on acquisition intangibles of $14m relating to the OBI acquisition in 2006.

Advanced Wound Management

Revenue

Revenue increased by $64m, or 8%, to $843m from $779m in 2007, comprising 1% favourable currency translation and 7% underlying growth. Within the infection management and exudate management markets, growth was driven by the extension of the Group’s ALLEVYN brand to new products.

In the US, revenue increased by $1m to $158m (1%), of which 2% is attributable to the BlueSky acquisition made in 2007 offset by a fall in underlying revenue of 1%.

Outside the US, revenue increased by $63m to $685m (10%), of which 9% was underlying growth and 1% due to foreign currency translation. Continental Europe revenue increased by 15% of which 7% was favourable currency translation and 8% was underlying growth. Underlying growth in the UK was 8%. Reported revenues in the UK decreased by 1%, the difference of 9% representing unfavourable currency translation.

Trading Profit

Trading profit fell by $7m (5%) to $129m from $136m in 2007 and trading profit margin decreased from 17.5% to 15.3%. This is largely attributable to investment in the launch of NPWT.

Operating Profit

Operating profit decreased by $7m in line with the decrease in trading profit.

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

Fiscal 2007 Compared with Fiscal 2006

The following table sets out certain income statement data for the periods indicated:

	2007	2006
	($ million)
Revenue (i)	3,369	2,779
Cost of goods sold (ii)	(994)	(769)

Gross profit	2,375	2,010
Marketing, selling and distribution expenses (iii)	(1,278)	(1,092)
Administrative expenses (iv)	(487)	(286)
Research and development expenses	(142)	(120)
BSN agency and management fees	25	25

Operating profit (i)	493	537
Net interest (payable)/receivable	(30)	10
Other finance income	6	3

Profit before taxation	469	550
Taxation	(153)	(156)

Profit from continuing operations	316	394
Discontinued operations — net profit on disposal of the joint venture	–	351

Attributable profit for the year	316	745

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 41 to 43.
(ii)	2007 includes $64m in respect of the utilisation of the Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs.
(iii)	2007 includes $12m of acquisition related costs and $4m of restructuring and rationalisation expenses.
(iv)	2007 includes $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement, and $30m of amortisation of acquisition intangibles (2006 — $20m of acquisition related costs and $14m of amortisation of acquisition intangibles).

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan and revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.27 to $1.37 (+8%), Sterling strengthened from $1.86 to $2.00 (+8%), the Australian Dollar strengthened from $0.76 to $0.84 (+11%) and the Japanese Yen weakened from ¥116 to ¥118 (-2%).

The Group’s principal manufacturing locations are in the US (Orthopaedics and Endoscopy), Switzerland (Orthopaedics) and in the UK (Advanced Wound Management). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations in the currency of the manufacturer. As a result of currency movements compared with the previous year, purchases from the US and the UK became relatively cheaper. The Group’s policy of purchasing forward a proportion of its currency requirements mitigated the impact of these movements to some extent.

Revenue

Group revenue increased by $590m (21%) to $3,369m in 2007 from $2,779m in 2006. Underlying revenue growth was 10%, acquisitions added 7% and favourable currency translation, reflecting the strength of Sterling and Euro relative to the US Dollar, added 4%.

Orthopaedics revenues increased by $425m or 30%, of which 13% was underlying growth, 13% was due to the acquisition of Plus and 4% due to favourable currency translation. Endoscopy revenues increased by $84m or 13%, of which 10% was underlying growth and 3% was due to favourable currency translation. Advanced Wound Management revenues increased by $81m or 12%, of which 5% was underlying growth, 6% due to favourable currency translation and 1% due to the BlueSky acquisition.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 41 and 42.

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

Further margin analysis is included within the “Trading Profit” sections of the individual business segments that follow on pages 42 and 43.

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

BSN agency and management fees

Agency and management fees of $25m (2006 — $25m) were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew.

Operating profit

Operating profit decreased by $44m to $493m in 2007 compared with $537m in 2006, comprising decreases of $58m in Orthopaedics and $5m in Advanced Wound Management offset by an increase of $19m in Endoscopy.

Net interest (payable)/receivable

Net interest decreased by $40m from $10m receivable in 2006 to $30m payable in 2007. This was a direct consequence of the additional borrowings put in place to finance the Plus acquisition and the share buy-back programme.

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

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2007	2006
	($ million)
Non-current assets	2,542	1,586
Current assets	1,919	1,645

Total assets	4,461	3,231

Non-current liabilities	357	241
Current liabilities	2,288	816

Total liabilities	2,645	1,057
Total equity	1,816	2,174

Total equity and liabilities	4,461	3,231

Non-current assets increased by $956m from $1,586m in 2006 to $2,542m in 2007. Intangible assets and goodwill increased by $813m of which $771m related to the acquisitions of Plus and BlueSky, $16m came from additions to other intangibles, currency translation added $72m and amortisation reduced the balance by $46m. Property, plant and equipment increased by $107m comprising $78m relating to acquisitions, additions of $202m, currency translation of $23m less depreciation of $181m and net book value of disposals of $15m.

Current assets increased by $274m from $1,645m in 2006 to $1,919m in 2007. This was mainly due to the Plus acquisition which was the principal cause of the increase in inventory of $215m and the increase in trade and other receivables of $235m. These increases were partially offset by a reduction in cash and bank of $176m.

Non-current liabilities increased by $116m from $241m in 2006 to $357m in 2007. $21m of this increase was due to increases in long term borrowings. The retirement benefit obligation increased by $30m, $22m of which was due to the Plus acquisition. Deferred tax liabilities increased by $22m and other payables increased by $44m as a result of additional long term acquisition consideration. These increases were partially offset by an decrease in provisions of $1m.

Current liabilities increased by $1,472m from $816m in 2006 to $2,288m in 2007. The main cause of this increase was the $1,323m increase in borrowings arising from the acquisition of Plus and the share buy-back programme.

Total equity decreased by $358m from $2,174m in 2006 to $1,816m in 2007. The principal movements were an increase of $316m from attributable profit and $47m from transactional exchange offset by $104m of equity dividends paid in the year and $640m from the purchases of treasury shares.

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2007	2006
	($ million)
Revenue by business segment
Orthopaedics	1,858	1,433
Endoscopy	732	648
Advanced Wound Management	779	698

Total revenue	3,369	2,779

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	1,177	867
United States	1,550	1,365
Africa, Asia, Australasia and other America	642	547

Total revenue	3,369	2,779

Trading profit by business segment
Orthopaedics	423	334
Endoscopy	147	123
Advanced Wound Management	136	114

Total trading profit	706	571

Operating profit by business segment
Orthopaedics	243	301
Endoscopy	141	122
Advanced Wound Management	109	114

Total operating profit	493	537

Orthopaedics

Revenue

Orthopaedics (which includes Reconstruction, Trauma and Clinical Therapies) revenue increased by 30% to $1,858m from $1,433m in 2006. Of this movement, 13% is attributable to underlying growth, 4% due to favourable currency movements and 13% due to the effect of the acquisition of Plus. The principal factors in the underlying growth in revenues were the continuing expansion in global orthopaedic markets and the growth of recently launched products in the US.

In the US, revenue increased by $149m to $1,032m (17%) of which 16% was underlying growth and 1% as a result of acquisitions. The main factors were the continued growth of products launched in recent years including the LEGION and JOURNEY knees and BHR. An increase in the Clinical Therapies sales force also contributed towards increased EXOGEN and SUPARTZ revenues of 22% and 10% respectively.

Outside the US, revenue increased by $276m to $826m (50%), of which 9% was underlying growth, 31% as a result of acquisitions and 10% due to foreign currency translation.

Global knee revenue increased by $125m (25%) to $634m, of which 4% was due to foreign currency translation, 12% was due to acquisitions and 9% was underlying growth. This compares with the estimated global market growth of 10%.

Global hip revenue increased by $189m to $567m (50%) of which 21% was due to underlying growth, 4% was due to foreign currency translation and 25% due to acquisitions. The global hip market grew by an estimated 9%.

Growth in fixation products was 17% of which 10% was underlying growth, 3% due to acquisitions and 2% favourable currency translation.

Trading Profit

Trading profit rose by $89m (27%) from $334m in 2006 to $423m in 2007 resulting in a trading profit margin decrease from 23.3% to 22.8%. The principal factors were dilutions arising from the acquisition of the Plus business which caused a decline in margin of 1.4% offset by margin increases arising from the EIP.

Operating Profit

Operating profit decreased by $58m. This comprises an increase of $91m in acquisition related costs, $14m due to restructuring and rationalisation expenses, $30m due to the legal settlement and $12m due to an increase in the charge for amortisation of acquisition intangibles less an increase in trading profit of $89m.

Endoscopy

Revenue

Endoscopy revenue increased by $84m, or 13%, to $732m from $648m in 2006, comprising 3% favourable currency translation and 10% underlying growth. The global arthroscopy market is estimated to have grown 12% in the year.

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

Global Visualisation revenue increased by $14m to $141m (11%), of which 9% was underlying growth and 2% was due to favourable currency.

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

Advanced Wound Management

Revenue

Revenue increased by $81m, or 12%, to $779m from $698m in 2006, comprising 6% favourable currency translation, 5% underlying growth and 1% acquisitions. In the US, revenue increased by $18m to $157m (13%), 9% of this was underlying growth and 4% due to acquisitions.

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

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2008	2007	2006
	($ million)
Cash generated from operations	815	693	506
Net interest (paid)/received	(63)	(30)	10
Income taxes paid	(186)	(225)	(144)

Net cash inflow from operating activities	566	438	372
Capital expenditure (net of disposal of property, plant and equipment)	(289)	(194)	(222)
Acquisitions (net of cash acquired)	(16)	(781)	(83)
Disposal of joint venture	–	–	537
Equity dividends paid	(109)	(105)	(96)
Proceeds from own shares	4	–	–
Issue of ordinary share capital	19	28	16
Treasury shares purchased	(193)	(640)	–

Change in net debt from net cash flow (see Note 30 of the Notes to the Group Accounts)	(18)	(1,254)	524
Loan Notes issued	–	–	(15)
New finance leases	–	(7)	–
Facility fee	2	(6)	–
Borrowings and finance leases acquired on acquisition	–	(181)	–
Exchange adjustment	(6)	(72)	7
Opening (net debt)/net cash	(1,310)	210	(306)

Closing (net debt)/net cash	(1,332)	(1,310)	210

The Group’s net debt increased by $1,026m from $306m at the beginning of 2006 to $1,332m at the end of 2008. Translation of foreign currency net debt into US Dollars had the effect of increasing net debt by $71m in the three-year period ended 31 December 2008. Closing net debt includes $4m of net currency swap liabilities (2007 — $2m, 2006 — $2m).

Net Cash Inflow from Operating Activities

Cash generated from operations in 2008 of $815m is after paying out $10m of macrotextured claim settlements unreimbursed by insurers, $48m of acquisition related costs and $28m of restructuring and rationalisation expenses.

In 2007 cash generated from operations of $693m was after paying out $23m of macrotextured claim settlements unreimbursed by insurers offset by a receipt of $22m from a successful settlement, $33m of acquisition related costs, $39m of restructuring and rationalisation expenses and a legal settlement of $30m.

In 2006 cash generated from operations of $506m was after paying $33m for macrotextured claim settlements unreimbursed by insurers, $4m of acquisition related costs and $21m of restructuring and rationalisation expenses.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years capital expenditure on tangible and intangible fixed assets has represented approximately 6-8% of continuing group revenue.

In 2008 capital expenditure of $292m ($289m net of disposals of property, plant and equipment) was incurred. The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licenses, plant and equipment and information technology.

At 31 December 2008, $27m of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and Disposals

In the three-year period ended 31 December 2008, $880m was spent on acquisitions, funded from net debt and cash inflows. This comprised Plus $769m, OBI $71m, BlueSky $16m, Acticoat $10m, Collagenase $5m, MMT $3m, Versajet $3m, and $3m of other acquisitions.

$537m was received from the disposal of BSN Medical in 2006 (net of costs).

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In May 2007 the Group entered into a committed $2,500m revolving multicurrency loan facility. This facility comprises a $1,000m 364 day facility, which was extended into a term loan for a further 4 years in May 2008 by the giving of notice by the Group, and a five year $1,500m revolving loan facility.

At 31 December 2008, the Group held $145m in cash and balances at bank. The Group has drawings under uncommitted facilities of $340m and has committed facilities of $2,512m. Of the undrawn committed facilities of $1,182m, $10m expires in 2009 and $1,172m in 2012. In addition Smith & Nephew has finance lease commitments of $31m (of which $14m extends beyond five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, the share buy-back programme (announced as suspended in November 2008), timing of capital expenditure and working capital fluctuations. In 2008 the settlement of macrotextured patient claims was a factor which will continue in 2009.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2009, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

The Group’s planned future contributions are considered adequate to cover the current under funded position in the Group’s defined benefit plans.

Further disclosure regarding borrowings, related covenants and the liquidity risk exposures is set out in Note 21 of the Notes to the Group Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

Going Concern

Although, as disclosed in the Risk factors section, the Group is not immune from the current world economic crisis, the Directors do believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook. As such, the Group Accounts have been prepared on a going concern basis.

Payment Policies

It is the Group’s policy to ensure that suppliers are paid within agreed terms. At the year-end, the Parent Company had no trade creditors.

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of such proceedings cannot readily be foreseen, but except as detailed below management believes, none of them will result in a material effect on the financial position or results of operations of the Group.

Product Liability Claims

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. See “Product Liability”. The Group has sought recovery from its insurers with regard to these claims.

To date the primary insurance carrier has paid $60m in full settlement of its policy liability. An additional $22m was received from a successful legal settlement. At 31 December 2008, $124m remains due, and the Group has sought coverage from five other excess insurers. However, these excess carriers have denied coverage, citing defences relating primarily to the wording of the insurance policies. In December 2004, the Group brought suit against them in federal district court in Memphis, Tennessee, and hearing is expected to commence in late 2009.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $30m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, however, there can be no assurance on this point.

Business Practice Investigations

In March 2005 the US Attorney’s Office in Newark, New Jersey issued subpoenas to the five largest sellers of hip and knee implants to US orthopaedic surgeons, including the Group’s Orthopaedic business, asking for certain agreements with orthopaedic reconstructive surgeons. In September 2007 the Group and the other four companies involved settled the criminal and civil matters with respect to any charges against the companies that could result from this investigation, without admitting any wrongdoing as part of the settlement. The Group paid a civil restitution payment of $29m and entered into a Deferred Prosecution Agreement with the US Attorney which obligated the Group to improve its existing compliance program under the scrutiny of a monitor appointed to oversee its efforts. This agreement is for 18 months, set to expire late in March, 2009, and if the Group meets its terms, the criminal charges that are asserted in the agreement will be dismissed. At the same time, the Group also entered into a Corporate Integrity Agreement with the Office of the Inspector General (“OIG”) of the US Department of Health and Human Services which requires certain compliance efforts. This agreement is in effect for five years, until September 2012. If the Group meets its terms, the OIG will not attempt to exclude it from receiving Medicare payments for its products. The Group has devoted substantial effort to comply with both agreements and decided to apply the best practices developed in the process to the rest of its business units as well.

In September 2007, the US Securities and Exchange Commission (“SEC”) notified the Group that it was conducting an informal investigation of the Group, regarding possible violations of the Foreign Corrupt Practices Act in connection with the sale of medical devices in certain foreign countries. The US Department of Justice has subsequently joined the SEC’s request. The Group is cooperating fully with the US Department of Justice and the SEC regarding these matters.

In June 2006, the US Attorney for the Southern District of Indiana obtained subpoenas requiring Smith & Nephew’s Orthopaedics business and certain of its competitors to produce documents in connection with an investigation of possible violations of US antitrust and other laws. In March 2008 the Group was notified that the US Attorney had concluded its investigation and closed its file without bringing any action against the subjects of this investigation.

The Group has received similar inquiries from authorities in other jurisdictions from time to time and, as a matter of policy, cooperates fully.

Patent Disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement. Some of the claims against the Group relate to products sold by its Orthopaedics and Advanced Wound Management businesses, including negative pressure wound therapy products. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents.

In June 2008, the Group won a jury verdict in Portland, Oregon against Arthrex Inc., (“Arthrex”) for infringement of a patent relating to suture anchors. Smith & Nephew was awarded approximately $15m in damages plus approximately $6m interest and an injunction forbidding further sales of infringing suture anchors by Arthrex. On appeal by Arthrex, the Court of Appeals stayed the injunction pending a hearing. A second lawsuit against other Arthrex suture anchors has also been stayed pending the appeal. Arthrex has also asked the US Patent and Trademark Office to re-examine the patent in question.

Other Matters

In 2008 the Group commenced arbitration against the vendors of a company acquired by the Group in 2007, Plus Orthopedics AG, for breach of warranties in the 2007 purchase agreement. In January 2009 the parties agreed to settle all disputes, including those relating to breach of warranty and purchase price adjustment, by reducing the total original purchase price by CHF159m from CHF1,086m ($889m at the then prevailing rates) paid in May 2007. This amount has been paid in 2009 and the Group has released the vendors from substantially all of their warranties under the original purchase agreement.

In 2006 and 2007, a number of charges were filed with the US Equal Employment Opportunity Commission (“EEOC”) in Memphis, Tennessee, alleging that the Group’s employee hiring, training or promotion practices were discriminatory. A class action law suit was filed in federal court in Memphis in September 2006 with the same allegations. In 2008 the EEOC dismissed the claims filed with it, and the claims in the lawsuit were settled for an amount that will be paid in full by the Group’s employment practices insurer.

OUTLOOK AND TREND INFORMATION

The discussion below contains statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve known and unknown risks and uncertainties that could cause the Group’s actual results, performance or achievements to differ materially from those projected in forward-looking statements. Smith & Nephew cannot give assurance that such statements will prove correct. These risks and uncertainties include factors related to: the medical devices industry in general; product liability claims and related insurance coverage; the geographical markets in which the Group operates; the nature and efficiency of the Group’s products; the Group’s ability to research, develop, manufacture and distribute its products; and the translation of currencies and the values of international securities markets. For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, you should read “Risk Factors” of this document.

The markets in which the Group concentrates continue to demonstrate robust growth and are expected to benefit in 2009 and for the foreseeable future from an ageing population, obesity, more active lifestyles and technological developments including less invasive techniques in orthopaedic and endoscopic surgery. In advanced wound management continuing innovation and the potential for further penetration of moist wound healing and wound bed preparation techniques should continue to stimulate expansion of this market. Management continues to seek acquisitions that add to shareholder value.

The long-term demand fundamentals of the Group’s industry continue to be favourable, regardless of the current slowdown in the global economy.

In the orthopaedic reconstruction market, management believes the Group is well positioned and expects continued strength from the Group’s strong knee portfolio together with a balanced contribution from across it’s hip range. In the orthopaedic trauma market, management will continue to focus on achieving sustainable revenue growth at about the market growth rate during 2009. Management continues to believe that the Group’s Endoscopy business, particularly capital sales, is the most likely to be impacted by the turmoil in the macro-economy. In Advanced Wound Management, the Group is concentrating on delivering an improved US performance and an increasing NPWT contribution as the Group’s product range continues to be enhanced.

The Group is focused on extending its track record of delivering innovative products, bringing clinical benefits to patients and economic benefits to healthcare providers. Through the Earnings Improvement Programme the Group is continuing the development of the processes and systems designed to deliver innovation and customer service efficiently, underpinning the Group’s target of an annualised 2010 trading margin exit rate of 24.5%. Management is confident that by executing these priorities the Group will continue to deliver sustainable long-term growth for its shareholders.

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2008 were as follows:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ million)
Debt obligations	1,442	111	2	1,329	–
Finance lease obligations	41	7	9	7	18
Operating lease obligations	130	47	50	16	17
Retirement benefit obligation	41	41	–	–	–
Purchase obligations	5	5	–	–	–
Capital expenditure	27	27	–	–	–
Other	99	63	36	–	–

	1,785	301	97	1,352	35

Other contractual obligations consist of $4m of credit balances on currency swaps, $14m of credit balances on interest rate swaps, $34m of foreign exchange contracts and $47m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2009 in respect of the Group’s defined benefits plans are: $18m for the UK (including $10m of supplementary payments), $14m for the US plan and $9m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2010 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are no service contracts between the Company and any of its directors which provides for compensation for loss of office or employment that occurs because of a successful takeover bid.

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE GOVERNANCE

This section discusses Smith & Nephew’s structures and governance procedures.

The Board and Executive Officers	52
Governance and policy	54
Accountability, audit and internal control framework	58

THE BOARD AND EXECUTIVE OFFICERS

The Board of Directors of Smith & Nephew as at 11 March 2009 comprised:

Director	Position	Initially elected or appointed	Term of appointment expires at AGM in
John Buchanan	Independent Non-Executive Chairman	3 February 2005	2011
David J. Illingworth	Executive Director, Chief Executive	8 February 2006	2009
Adrian Hennah	Executive Director, Chief Financial Officer	15 June 2006	2010
Dr. Pamela J. Kirby	Independent Non-Executive Director	1 March 2002	2011
Warren D. Knowlton	Independent Non-Executive Director	1 November 2000	2010
Brian Larcombe	Independent Non-Executive Director	1 March 2002	2011
Joseph C. Papa	Independent Non-Executive Director	1 August 2008	2009
Richard De Schutter	Independent Non-Executive Director	1 January 2001	2010
Dr. Rolf W. H. Stomberg	Independent Non-Executive Director	1 January 1998	2009

Directors’ Biographies

John Buchanan (65). Independent non-executive Chairman. He was appointed independent non-executive Deputy Chairman in 2005 and became Chairman in April 2006. He is Chairman of the Nominations Committee. He is Deputy Chairman of Vodafone Group Plc and a non-executive director of AstraZeneca PLC and BHP Billiton. He was formerly Group Chief Financial Officer of BP plc.

David J. Illingworth (55). Chief Executive. He joined the Group in May 2002 as President of Orthopaedics and was appointed a director and Chief Operating Officer in February 2006. In July 2007 he was appointed Chief Executive. He is a member of the Nominations Committee. Prior to joining the Group he held posts within GE Medical, as Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/critical care company and President of a technology incubator company.

Adrian Hennah (51). Chief Financial Officer. He joined the Group and was appointed a director in June 2006. He was previously Chief Financial Officer of Invensys plc and held various senior positions within GlaxoSmithKline.

Dr. Pamela J. Kirby (55). Independent non-executive director. She was appointed a director in March 2002 and is a member of the Remuneration Committee and the Ethics and Compliance Committee. She is non-executive Chairman of Scynexis Inc and a non-executive director of Informa plc and Novo Nordisk A/S.

Warren D. Knowlton (62). Independent non-executive director. He was appointed a director in November 2000 and is Chairman of the Audit Committee and a member of the Remuneration Committee. He is Chairman of Graham Packaging Inc. and a non-executive director of Ameriprise Financial Inc. Previously he was Group Chief Executive Officer of Morgan Crucible plc.

Brian Larcombe (55). Independent non-executive director. He was appointed a director in March 2002 and is a member of the Audit Committee. He is a non-executive director of F&C Asset Management plc and Gate Gourmet Group Holdings. Previously he was Chief Executive Officer of 3i Group plc.

Joseph C. Papa (53). Independent non-executive director. He was appointed a director in August 2008 and is a member of the Ethics and Compliance Committee and the Audit Committee. He is Chairman and Chief Executive of Perrigo Company. Previously he was Chairman and Chief Executive Officer of the Pharmaceutical and Technology Services segment of Cardinal Health Inc., and President and Chief Operating Officer of Watson Pharmaceuticals Inc.

Richard De Schutter (68). Independent non-executive director. He was appointed a director in January 2001 and is Chairman of the Ethics and Compliance Committee and a member of the Audit Committee and the Remuneration Committee. He is non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc., Ecolab Inc., and Navicure Inc.

Dr. Rolf W. H. Stomberg (68). Independent non-executive director and Senior Independent Director. He was appointed a director in 1998 and is Chairman of the Remuneration Committee and a member of the Audit Committee and Nominations Committee. He is Chairman of Lanxess AG and a non-executive director of Hoyer GmbH, Biesterfeld AG and Severstal.

Executive Officers

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. In addition to the executive directors, the following are Executive Officers of Smith & Nephew:

Mark Augusti (43). President of Biologics. He joined the Group in 2003 as Vice President of Global Marketing for the Trauma Division and became President Orthopaedic Trauma and Clinical Therapies in February 2006. He was appointed to his current role in January 2008. He previously worked for GE Medical Systems in the US and Asia.

Elizabeth Bolgiano (46). Chief Human Resources Officer. She joined the Group in July 2004, as Senior Vice President Human Resources for the Orthopaedics global business unit. In August 2007, she was appointed Group Human Resources Director. Previously, she was Vice President Human Resources with Bristol-Myers Squibb, where she held a variety of human resources roles during her 15 year tenure.

John W. Campo (54) Chief Legal Officer. He joined the Group in June 2008. Prior to joining the Group he was employed by General Electric Company for 14 years in a variety of roles, including seven years with GE Healthcare (successor to GE Medical Systems) in the US and Asia.

Joseph DeVivo (41). President of Orthopaedics. He joined the Group in June 2007 as President of Orthopaedic Reconstruction and was appointed to his current role in May 2008. Prior to joining the Group he held senior executive positions with RITA Medical Systems Inc, Computer Motion Inc and United States Surgical a division of Tyco Healthcare where he held a wide variety of roles.

Michael Frazzette (47). President of Endoscopy. He joined the Group as President Endoscopy in July 2006. Previously he was President and Chief Executive Officer of a US manufacturer of medical devices and spent 15 years at Tyco Healthcare becoming President of each of Patient Care and Health Systems divisions.

R. Gordon Howe (46). Senior Vice President Global Planning and Development. He joined the Group in 1998, and served in planning and business development roles in the Orthopaedics division. He was appointed to his current role in August 2007. Prior to joining the Group, he held management positions with United Technologies Corporation.

Joe Woody (43). President of Advanced Wound Management. He joined the Group in 2003 as Vice President and General Manager of the Clinical Therapies Division. He was appointed President Advanced Wound Management in February 2006. He previously worked for Alliance Imaging, Acuson and GE Medical Systems.

James A. Ralston retired and Dr. Peter Arnold resigned in 2008.

Group Company Secretary

Paul R. Chambers (64). Company Secretary. He joined the Group in 1994 as Assistant Company Secretary and was appointed Company Secretary in April 2002.

GOVERNANCE AND POLICY

The Combined Code on Corporate Governance (the “Code”) requires UK listed companies to make a disclosure statement on the application of the Principles and Supporting Principles and compliance with the Provisions of the Code.

The Board is committed to the highest standards of Corporate Governance and considers that it has complied with all relevant provisions of the Code throughout the year, except that:

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

ii.	the notice period for David Illingworth, in accordance with his contract of employment on appointment as Chief Executive is up to 24 months from the date of the appointment. In line with the Code such notice period reduces to 12 months in July 2009. The Board considered that such notice period was appropriate in line with competitive practice for external appointments when appointed Chief Executive in 2007.

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

The Board

The Board of Directors of Smith & Nephew consists of an independent non-executive Chairman, two executive directors and six independent non-executive directors. In 2008, the Board met on eight occasions and individual attendance together with attendance at Board Committee meetings, is shown in the table on page 56. If directors are unable to attend a Board meeting or Board Committee meeting, they are advised of matters to be discussed and have an opportunity to make their views known to the Chairman prior to the meeting.

The Board is responsible for the strategic direction and overall management of the Group and has a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects, acquisitions, divestments and treasury arrangements. Otherwise it delegates the executive management of the Group to the Chief Executive and certain specific responsibilities to Board Committees, as described on page 56. It reviews the key activities and performance of the businesses and considers and reviews the work undertaken by the Committees. Succession planning is regularly reviewed and appropriate measures are taken to ensure the Board has the appropriate balance of skills and experience necessary for a major global medical devices company.

Non-executive directors meet regularly prior to each quarterly Board meeting without management in attendance and the Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. Board meetings are held at the major business units enabling directors to have a greater understanding of the business and to meet the management of these units. All directors have full and timely access to all relevant information and, if necessary, to independent professional advice. Induction programmes are provided for new directors and training is offered to all directors, who are updated regularly on changes to legal and corporate governance requirements. Directors have access to the advice and services of the Company Secretary, who is also responsible to the Board for ensuring that board and governance procedures are complied with. The Chairman and directors meet with institutional shareholders to discuss matters relating to the Board and governance. The executive directors regularly meet with shareholders on issues relating to the Group, including operational and financial performance.

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

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which have been agreed by the Board. The Chairman’s primary responsibility is leading the Board including setting its agenda and ensuring its effectiveness. The Chief Executive is responsible for the performance, management and supervision of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board.

The Senior Independent Director is Dr. Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive. While Dr. Stomberg has served on the Board since 1998, the board is satisfied of his independence. Dr Stomberg seeks re-election each year.

In 2008 Consilium Associates conducted an external review which confirmed the Board’s high level of effectiveness. While there were some opportunities for improvement, the Board operated within a sound governance framework with practices compliant with the Combined Code.

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

None of the Directors or Executive Officers (or any relative or spouse of such person, or any relative of such spouse, who has the same address as the director or officer, or who is a director or officer of any subsidiary of Smith & Nephew) has any family relationship with any other director or officer nor has a material interest in any contract to which the Company or any of its subsidiaries are or were a party from the beginning of fiscal year 2006 to 11 March 2009.

With effect from 1 October 2008 a director has a duty under the Companies Act 2006 (the “CA 2006”) to avoid a situation in which he has or can have a direct or indirect interest that conflicts or possibly may conflict with the interests of the Company. This duty is in addition to the existing duty that a director owes to the Company to disclose to the Board any transaction or arrangement under consideration by the Company. The CA 2006 allows directors of public companies to authorise conflicts and potential conflicts where the Articles of Association contain a provision to that effect. Shareholders approved amendments to the Company’s Articles of Association at the Annual General Meeting held on 1 May 2008 which included provisions giving the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the position that existed before 1 October 2008. The Board has a procedure when deciding whether to authorise a conflict or potential conflict of interest. Firstly, only independent directors (i.e. those that have no interest in the matter under consideration) will be able to take the relevant decision. Secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. In addition, the directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate. There have been no reported conflicts of interest during the year.

Details of the Group’s policies on remuneration, service contracts and compensation payments are included in the “Remuneration Report”.

Board Committees

The Board is assisted by the Audit, Remuneration, Nominations and Ethics and Compliance committees, each of which has its own terms of reference, which may be found on the Group’s website at www.smith-nephew.com. The Company Secretary is secretary to each of the committees. For each of the Committees the Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board.

Audit Committee

The Audit Committee met on five occasions in 2008 (individual attendance is shown in the table below). The Committee, consisting entirely of independent non-executive directors, is chaired by Warren D. Knowlton. He was appointed to the Committee in February 2001 and became Chairman of the Committee in July 2001. The other members of the Committee are Brian Larcombe who was appointed to the Committee in January 2003, Richard De Schutter who was appointed in February 2001 and Dr. Rolf Stomberg who was appointed in February 1998. In February 2009 Joseph C. Papa was appointed to the Committee. A description of the work of the Committee in 2008 is on pages 59 to 60.

Remuneration Committee

The Remuneration Committee, consisting entirely of independent non-executive directors, met three times in 2008 (individual attendance is shown in the table below) and is chaired by Dr. Rolf Stomberg. The other members of the Committee are Dr. Pamela J. Kirby, Warren D. Knowlton and Richard De Schutter. The Remuneration Committee sets the pay and benefits of the executive directors and Executive Officers, approves their main terms of employment and determines share options and long-term incentive arrangements for the Group. It also reviews senior management succession planning. The Remuneration Report is on pages 63 to 72.

Nominations Committee

The Nominations Committee, consisting of two independent non-executives and the Chief Executive, met twice in 2008 (individual attendance is shown in the table below) and its Chairman, John Buchanan, and members, Dr. Rolf Stomberg and David J. Illingworth attended both meetings. The Committee oversees the Board’s plans for succession, recommends appointments to the Board and determines the fees of the non-executive directors. There is a formal and transparent procedure for the appointment of new directors to the Board. Candidate profiles are agreed by the Committee before external consultants are engaged to advise on prospective Board appointees. Shortlisted candidates are interviewed by members of the Committee who then recommend candidates to be interviewed by all members of the Board. The final decision is made by the Board. However there may be occasions when opportunities arise to appoint a new director without all of this process being strictly adhered to. The Senior Independent Director oversees the process for the appointment of a new Chairman.

Ethics and Compliance Committee

The Board established an Ethics and Compliance Committee in August 2008 which has met on four occasions in 2008 (individual attendance is shown in the table below). The Committee is chaired by Richard De Schutter and the other members are Dr. Pamela J. Kirby and Joseph C. Papa. The Committee reviews and approves Group policies as they relate to ethical and compliance matters; the ethical and compliance strategy plans; and the activities and monitoring of the ethical and compliance procedures and processes.

Board and Committee Attendance

	Board – 8 meetings	Remuneration Committee – 3 meetings	Audit Committee – 5 meetings	Nominations Committee – 2 meetings	Ethics and Compliance Committee – 4 meetings
John Buchanan	7	n/a	n/a	2	n/a
David J. Illingworth	8	n/a	n/a	2	n/a
Adrian Hennah	8	n/a	n/a	n/a	n/a
Dr. Pamela J. Kirby	8	3	n/a	n/a	4
Warren D. Knowlton	7	3	5	n/a	n/a
Brian Larcombe	8	n/a	5	n/a	n/a
Joseph C. Papa (appointed 1 August 2008)	4	n/a	n/a	n/a	4
Richard De Schutter	8	3	4	n/a	4
Dr. Rolf W. H. Stomberg	8	3	5	2	n/a

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

Joseph C. Papa was appointed a director by the Board on 1 August 2008 and, in accordance with the articles of association, will retire at the annual general meeting to be held in April 2009 and, being eligible, will offer himself for re-election. Dr Rolf Stomberg who has served more than nine years as a director of the Company will retire at the annual general meeting to be held in April 2009 and, being eligible, will offer himself for re-election. In accordance with the articles of association, David J. Illingworth will retire and, being eligible, will offer himself for re-election at the AGM.

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Risk Management and Internal Control

The Board has overall responsibility for the Group’s systems of internal control and risk management and for reviewing their effectiveness. These systems which have been in place for 2008 and to the date of approval of the report and accounts involve: the identification, evaluation and management of key risks through a Risk Committee, which reports to the Board annually; and business reviews by the Board of each of the business units. There is a Group Finance Manual which includes financial control standards which are adhered to by the businessess and the Internal Audit function and the external auditors report to the Audit Committee on the effectiveness of these controls. The Audit Committee also reviews reports on compliance with accounting standards; appropriate accounting policies and practises and any changes to these; accounting and reporting issues; going concern assumptions; and anti fraud programmes and controls. It also reviews the risk management process. These systems are reviewed annually by the Board. Whilst not providing absolute assurance against material misstatements or loss, these systems are designed to identify and manage those risks that could adversely impact the achievement of the Group’s objectives.

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

The annual Group Risk Report of the Risk Committee to the Board details all principal risks categorised by potential financial impact on profit and share price. The most significant Group risks are reported to the Board quarterly, and will include new key or significantly increased risks along with actions put in place to mitigate such risks. The principal risks are detailed in “Risk Factors” to be found on pages 22 to 26.

In 2008 the effectiveness of the business units’ systems to identify and manage material risk were evaluated and the findings reported to the Audit Committee. No material weaknesses were identified in these systems.

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

In accordance with the requirement in the US under s404 of the Sarbanes-Oxley Act management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management has concluded and hereby reports that, as at 31 December 2008, the Group’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on the Group’s internal control over financial reporting as of 31 December 2008. This report appears on page 79.

There has been no change in the Group’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Disclosures Committee and Evaluation of Disclosure Controls and Procedures

The Disclosures Committee is chaired by the Chief Executive and comprises the Chief Financial Officer and the Group Director of Corporate Affairs. The secretary is the Company Secretary. The Committee meets as required and approves the release of all major communications to investors, to the UK Listing Authority and the London and New York stock exchanges.

The Chief Executive and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2008. Based upon, and as of the date of, that evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures were effective.

Code of Conduct and Business Principles

The Code of Business Principles, which includes the Group’s whistleblowing policy is available at www.smith-nephew.com/sustainability2008 and is available on request, apply to all directors, officers and employees. Any breaches of the Code are reported to the Company Secretary who is obliged to raise the issue with the Chief Executive or Chairman and the Audit Committee. During 2008 and up until 11 March 2009 no waivers have been put in place nor any amendments made to the Code.

In 2008, the Ethics and Compliance Committee approved a Code of Conduct and Business Principles and was issued to the majority of employees in January 2009. The Code sets out the basic legal and ethical principles for carrying out business and applies both to employees and those who act on the Company’s behalf. It is in two parts. The first part sets out in detail how persons covered by the Code are expected to ethically interact with healthcare professionals and government officials. The second part which is to be issued later in 2009 will cover the broader issues of ethics and compliance throughout the business and will include an updated version of the Code of Business Principles. A copy of the Code can be found at http://compliance.smith-nephew.com

The new Code of Conduct and Business Principles includes a revised whistle blowing policy which now enables persons in the majority of jurisdictions where the Company operates to contact the Company anonymously through an independent provider, Silent Whistle. This procedure has been in place in the US throughout 2008. All calls and contacts are investigated and the appropriate action taken when necessary.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics for senior financial officers, which is available at www.smith-nephew.com/sustainability2008 and is available on request. It applies to the Chief Executive, the Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2008 or up until 11 March 2009.

Activities of the Audit Committee for 2008

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

The Chief Executive, the Chief Financial Officer and other members of management and the Board attend the meetings when necessary and the external auditors have unrestricted access to the Audit Committee. The Audit Committee meets without management in attendance, when appropriate, and meets with the auditors, without management present, from time to time.

The principal activities of the Audit Committee during the year ended 31 December 2008 included:

•	consideration of the quarterly, interim and preliminary results and the annual accounts;

•	consideration of the Group’s compliance with s404 of the Sarbanes-Oxley Act 2002;

•	consideration of compliance with accounting standards, appropriate accounting policies and practices, accounting and reporting issues and going concern assumptions;

•	a review of the Group’s approach to internal financial control, its processes, outcomes and disclosures;

•	a review of the Internal Review department’s activities for the year, together with its resource requirements and findings;

•	a review of ‘whistleblowing’ procedures;

•	a review of the reports from the auditors, Ernst & Young LLP, on their professional and regulatory compliance in order to maintain independence and objectivity, including the rotation of partners;

•	a review of the audit, audit-related, tax and other services provided by Ernst & Young LLP;

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

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2008	2007
	($ million)
Audit	5	4
Audit-related	–	–
Tax	3	3
Other	1	1

	9	8

Audit fees include fees associated with the annual audit and local statutory audits required internationally. In 2008 other fees related to aborted acquisition costs. In 2007, other fees related to the acquisition costs for Plus. A more detailed breakdown of audit fees may be found in Note 38 of the Notes to the Group Accounts.

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

REMUNERATION REPORT

The Remuneration Committee

The Committee, which comprises Dr. Rolf Stomberg (Chairman), Dr. Pamela J. Kirby, Warren D. Knowlton and Richard De Schutter, determines the compensation of executive directors, executive officers and the broad policy for executive remuneration. The Committee is assisted by David J. Illingworth, Chief Executive and Elizabeth Bolgiano, Chief Human Resources Officer, both of whom have advised on all aspects of the Group’s reward structures and policies but neither is present at any discussion concerning their own remuneration. The Chairman, John Buchanan, attends the meetings when possible and offers the Committee a valuable perspective.

The Committee reviews:

•	on an annual basis the remuneration, including pension entitlements, of executive directors and executive officers;

•	the relationship between the remuneration of executive directors and that of other employees;

•	the competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	the performance targets for the bonus plans and long-term incentive plans and the performance against the targets;

•	the operation of, and determines the participants and overall grant levels under the long-term incentive plans, share option schemes and the performance related bonus plan; and

•	proposals for management succession.

The terms of reference, which are available on the Company’s website at www.smith-nephew.com, enable the Committee to obtain its own external advice on any matter, at the Company’s expense. During the year, the Committee received information from a number of independent consultants appointed by the Company: Deloitte LLP on a broad range of remuneration issues and on long-term incentive plan comparative performance and Towers Perrin, Watson Wyatt and Mercer on salary data when considering base salaries of executive directors and executive officers. Deloitte LLP has provided taxation advice to the Group, Towers Perrin and Mercer have provided general salary data and Watson Wyatt has advised on various compensation matters below Board level.

Remuneration Policy

The remuneration policy, as approved by the Remuneration Committee, is designed to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and executive officers of a calibre that meets the Group’s needs to achieve its business objectives. Remuneration includes base pay and benefits which are referenced to median competitive levels for acceptable performance, and incentive schemes which are designed to motivate and reward for outperformance. Remuneration packages are benchmarked by reference to appropriate UK and US companies and where relevant other local markets. Individual remuneration levels are based on measurable performance against fair and open objectives and there are no automatic pay adjustments unless required by law or local protocol.

The policies described in this report have been applied throughout 2008. Whilst it is intended that these policies will continue to apply in 2009 and subsequent years, the Remuneration Committee has an ongoing process for monitoring its policies, including its arrangements for performance based pay, against evolving market practice and relevant guidance. This is particularly relevant in the current climate as the depth of the economic downturn continues to evolve. Where changes are proposed these would only be implemented following a consultation, review and approval process deemed to be appropriate for such change. Major changes to the remuneration policy are discussed with the Group’s principal shareholders.

The Principal Components of Remuneration

The remuneration package for the Company’s senior executives for 2008 and 2009 comprises the following elements:

•	Basic salary;

•	Annual bonus with a deferred element under the Deferred Bonus Plan;

•	Long-term incentives, comprising Performance Share Plan awards and share options; and

•	Pension entitlement and other benefits.

(a) Basic Salary and Benefits

Basic salary reflects the responsibility of the position and individual performance. Salaries are reviewed annually with effect from 1 April each year. The Committee agreed the following base salaries with effect from 1 April 2008:

David J. Illingworth	£700,000
Adrian Hennah	£500,000

Since 1 January 2009, David Illingworth has had his salary denominated in US dollars reflecting his status as a US citizen.

Following the annual review conducted in February 2009, it was decided that, with effect from 1 April 2009, Adrian Hennah’s salary would be increased by 3% and David Illingworth’s salary would remain unchanged.

The Group also provides certain benefits such as private healthcare coverage and a company car or allowance in line with competitive practice. The Remuneration Committee considers any pension consequences and costs to the Company when determining basic salary increases for executive directors and executive officers.

(b) Performance Related Bonus and Deferred Bonus Plan

For executive directors, the Group operates an annual bonus scheme. The scheme is designed to encourage outstanding performance without promoting excessive risk taking to achieve short term bonus opportunity. In 2009, 50% of the annual bonus will be based on annual growth in EPSA, 25% will be based on earnings improvements targets and 25% on personal objectives.

The Deferred Bonus Plan is designed to encourage executives to build-up and maintain a significant shareholding in the Company. Under the plan, one third of any bonus earned at target level or above by an executive director will be compulsorily deferred into shares which vest, subject to continued employment, in equal annual tranches over three years (i.e. one third each year). No further performance conditions will apply to the deferred shares. No bonus deferral occurs for below target level performance.

The maximum annual bonus opportunity for executive directors is 150% of annual salary, of which one third will be compulsorily deferred. The maximum cash bonus opportunity therefore is 100% of salary. The target bonus award for 2009 is 100% of salary and is unchanged from 2008. Bonuses are not pensionable.

For executive officers with corporate responsibilities, the 2009 annual bonus plan will be linked to EPSA growth, earnings improvement targets and personal objectives. For those executive officers with specific business unit responsibilities, targets will be linked to EPSA growth, sales growth, trading profit, margin and earnings improvement targets of their respective business unit. One quarter of the annual bonus earned at target level or above, will be compulsorily deferred into shares, which vest in equal annual tranches over three years, subject to continued employment.

In respect of 2008, the annual bonus targets for executive directors related 75% to annual growth in EPSA and 25% was based on personal objectives underpinned by asset velocity measurements. On this basis, the actual bonus earned in 2008 by executive directors is shown in the table on page 69 and was 67% of the maximum award.

(c) Long-Term Incentives

(i) Performance Share Plan (“PSP”)

The performance measures of the Performance Share Plan are aligned with Smith & Nephew’s growth strategy, and balance a requirement for strong sustainable financial performance with the alignment of executives’ and shareholders’ interests through providing reward opportunity linked to the creation of shareholder value.

The initial market value of awards made to executive directors is equivalent to 150% of their basic annual salary and the initial market value of the awards made to executive officers is equivalent to 75% of their basic annual salary. These values are before the application of the TSR multiplier.

Annual awards over shares made under the Performance Share Plan will only vest if pre-defined levels of EPSA growth are achieved. The number of shares that are delivered may be increased if superior total shareholder returns are achieved. There is no retesting.

For awards made in 2008, 25% of the award will vest if growth in EPSA over the three years ending 31 December 2010 is 43% (i.e.13% compounded annually), with 50% vesting if such growth is 64% (i.e. 18% compounded annually). Only if growth in EPSA over that period exceeds 82% (i.e. 22% compounded annually) will all of the award vest.

PSP awards are made in the second half of the financial year. The Remuneration Committee believes any financial performance targets should be robust and appropriate in the context of market conditions at the time the award is granted. It is intended that the targets for the 2009 award will take account of the economic climate in which the Company is operating and will continue to be stretching and subject to achievement of excellent EPSA and TSR performance.

In order to drive enhanced shareholder value and maintain close alignment of executives’ and shareholders’ interests, the number of shares delivered to executives for awards made in 2008 and to be made in 2009 may be increased, subject to the achievement of superior TSR measured against the major companies in the medical devices industry.

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

TSR will be measured relative to a tailored sector peer group of medical devices companies. The companies in the comparator group for the 2008 and 2009 awards are:

Arthrocare	KCI
Bard	Medtronic
Baxter	Nobel Biocare
Becton Dickinson	Nuvasive
Boston Scientific	Orthofix
Coloplast Group	Stryker
Conmed	St Jude Medical
Covidien	Synthes-Stratec
Edwards Life Sciences Corp	Wright Medical
Johnson & Johnson	Zimmer

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

For awards made in 2006 (when performance was measured against the FTSE 100 and the medical devices group of companies) which vested in 2008, 46% vested as the Company was ranked 39th in the FTSE 100 comparator group and 8th in the medical devices group.

(ii) Executive Share Options

Share options are granted under the 2004 Executive Share Option Plan and 2001 UK Approved Plan to executive directors. Under the 2004 Plan, the maximum market value of options which may be granted each year is equivalent to the basic annual salary of the participant. Share options are exercisable up to ten years from the date of grant and are only exercisable if graduated target levels of growth in EPSA over the three-year performance period are achieved, beginning with that in which the share option is granted. Options granted under the 2001 UK Approved Plan up to a value of £30,000 will form part of the overall grant. Performance conditions for these awards will be the same as for the 2004 Plan.

The performance targets for each grant are set by the Remuneration Committee and will be linked to the Group’s long term strategy. There is no retesting of performance conditions nor is performance adjusted retrospectively.

For awards made in 2008, 25% of the options will vest if growth in EPSA over the three-year period ending 31 December 2010 is 43% (i.e. 13% compounded annually) with 50% vesting if such growth is 64% (i.e. 18% compounded annually). Only if growth in EPSA over that period exceeds 82% (i.e. 22% compounded annually) will all of the options vest. Share options will vest pro rata on a straight-line basis if growth in EPSA is between these levels. There is no retesting of performance conditions.

Share options are granted in the second half of the financial year, at the same time as PSP awards. As noted above in respect of PSP awards, the performance targets for the 2009 share options will be considered at the time awards are granted. However, the performance targets will continue to be stretching in the context of market conditions at that time.

For awards made in 2006, 59% of the options granted under the 2004 Executive Share Option Plan, will vest in 2009. This is as a consequence of EPSA growth of 44% (adjusted to exclude certain costs relating principally to the integration of Plus and to compliance activities, on which guidance was provided to the market during the year).

(iii) Co-investment Plan

The 2004 Co-Investment Plan has now been replaced by the Deferred Bonus Plan. Therefore no awards will be made under the Plan in 2009 and thereafter.

The Plan enabled executive directors and senior executives to take part of their annual bonus in the form of shares. Under the Plan, the participant elected the level of bonus to be used for this purpose up to a maximum of one half of annual gross bonus capped at 20% of basic annual salary. The net amount of the gross amount elected was then used to purchase shares.

For the March 2008 award (based on executives’ 2007 bonus), provided such shares are held for three years and the participant remains employed within Smith & Nephew, the participant will be entitled to matching shares if the Company achieves a target level of growth in EPSA over that three year period of 60% (i.e. 17% compounded annually). At this level, the participant is entitled to one matching share for every share acquired out of the gross equivalent amount of the net bonus used to acquire shares. If growth in EPSA is 70% (i.e. 19% compounded annually) or more, the participant is entitled to two matching shares for each share acquired out of the gross equivalent amount of the net bonus used to acquire shares. There is no sliding scale or pro rata vesting of matching awards between these performance levels, nor is there any retesting.

For awards made in 2006 which vested in 2008 the Committee has determined that one matching share will vest as the adjusted EPSA growth as outlined above, over the three year performance period was 44%.

(iv) Restricted stock awards (“RSA”)

The issue of restricted stock to senior executives will be considered in exceptional circumstances, for example external recruitment, subject to the approval of the Remuneration Committee. However no awards of restricted stock were made to executive directors in 2008.

(d) Shareholding requirements

Senior executives are expected to build and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 200% of basic salary within five years and executive officers are required to accumulate a personal holding equivalent to 150% of basic salary within five years.

(e) Pensions

Pensions — UK

UK based executive directors and executive officers have a normal retirement age of 62. They either participate in a defined contribution plan to which a company contribution of 30% of base salary is made or have a non-pensionable, non-bonusable salary supplement of 30% of base salary. Death in service cover of seven times salary (of which four times is provided as a lump sum) is provided on death.

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

Other Long-Term Incentive Plans

Certain executives below the executive director level are eligible to participate under the Group’s other long-term incentive plans. The Remuneration Committee determines the value of awards granted to such executives.

Eligible UK participants may be granted options under the 2001 UK approved Share Option Plan and the 2001 UK Unapproved Share Option Plan. The exercise of these options is subject to EPSA growth of not less than RPI plus 3% per annum, on average, over the three year performance period. There is no retesting of the performance conditions. The awards made in 2006 will vest in 2009 as EPSA growth over the three year performance period exceeded the RPI plus 3% target.

Eligible US participants may be granted options under the 2001 US Share Plan. In line with US market practice, options granted under the 2001 US Share Plan are not subject to performance targets. Awards made prior to 2008 are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. For awards made in 2008 and thereafter, options vest in equal tranches over three years. Awards of restricted stock under the 2001 US Share Plan are not subject to performance targets but are subject to the executive remaining with the Group for a specified period, normally two years.

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

Total Reward Composition

The general statement on Remuneration Policy on page 63 sets out the approach taken when setting different elements of pay. In 2008, excluding pension entitlements, the composition of remuneration for both David J. Illingworth and Adrian Hennah was: base pay (fixed) 24%, annual bonus earned (variable) 24%, and the present economic value of long-term incentives (variable) 52%. For executive officers base pay (fixed) was 33%, annual bonus earned was 23% and long term incentives 44%.

Service Contracts

All appointments of executive directors are intended to have twelve month notice periods, but it is recognised that for some new appointments a longer period may initially be necessary for competitive reasons, reducing to twelve months thereafter.

David J. Illingworth was appointed to the Board of Directors in February 2006. He has a service agreement dated June 2007, the date of his appointment as Chief Executive, which expires on his 62nd birthday in 2015. The Remuneration Committee approved that on initial appointment as Chief Executive, his notice period would be effectively 24 months. However, on expiry of this initial term (i.e. with effect from 30 June 2009), his notice period will reduce to 12 months.

Adrian Hennah, was appointed to the Board of Directors in June 2006, and has a service agreement dated June 2006 which expires on his 62nd birthday in 2019. Adrian Hennah’s service agreement is terminable by the Company on 12 months notice.

The agreements are terminable by the executive director on six months notice. There is no enhancement of termination rights on a change of control of the Group. On termination of the contract by the Group, except for ‘cause’, executive directors are entitled to basic salary over the relevant notice period, a bonus at target, a contribution to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of senior executive share plan entitlements. The Group has a policy of not rewarding failure and the Committee will review all circumstances in determining whether to invoke mitigation.

External Non-executive Directorships

Appointments for executive directors as a non-executive director of another company are subject to the approval of the Nominations Committee and are restricted to one appointment for each executive director. Fees earned would be paid to the individual. Currently, neither of the executive directors holds such an appointment.

Non-executive Directors

Non-executive directors do not have service contracts but instead have letters of appointment. Non-executive directors are normally appointed for terms of three years terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a six month notice period. The remuneration of the non-executive directors is determined by the Nominations Committee which aims to set fees that are competitive with other companies of equivalent size and complexity. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to their annual basic fee, within three years. They are not eligible for awards under the Company’s long term incentive plans, nor is any part of their fee paid in shares.

The Chairmen of the Audit, Remuneration and Ethics and Compliance Committees and the Senior Independent Director receive an extra £8,500 for their additional responsibilities. In 2008, Dr. Rolf Stomberg waived his extra fee entitlement due to him as Senior Independent Director. An additional fee of £3,000 is paid to non-executive directors each time inter-continental travel is necessary to attend company business meetings.

During 2008, the Nominations Committee resolved to pay overseas non-executive directors in the currency of their country of origin rather than in Sterling.

The information set out on pages 69 to 71 has been audited by Ernst & Young.

Directors’ Emoluments and Pensions

	Salaries and fees	Benefits (i)	Bonus (iv)	Salary supplement in lieu of pension	Total 2008 (v)	Total 2007 (v)
	(thousands)
Chairman (non-executive):
John Buchanan	£350	–	–	–	£350	£325

Executive Directors:
David J. Illingworth	£694	£16	£700	£203	£1,613	£1,199
Adrian Hennah	£494	£21	£503	£148	£1,166	£1,063

Non-executive Directors: (iii)
Dr. Pamela J. Kirby	£57	–	–	–	£57	£54
Warren D. Knowlton	$152	–	–	–	$152	£68
Brian Larcombe	£57	–	–	–	£57	£54
Joseph C. Papa (appointed August 2008)	$64	–	–	–	$64	–
Richard De Schutter	$141	–	–	–	$141	£60
Dr. Rolf W. H. Stomberg	€98	–	–	–	€98	£62
Former Directors:
Sir Christopher O’Donnell (ii)	–	–	–	–	–	£974

(i)	Benefits shown in the table above include cash allowances and benefits in kind.
(ii)	Retired in July 2007
(iii)	As from 1 January 2008, non-executive directors have been paid in the currency of their residential country. Prior to this date, these directors were paid in Sterling.
(iv)	A third of the total bonus shown above will be deferred by the purchase of shares on the open market, which will vest equally over three years.
(v)	Total executive and non-executive directors emoluments for 2008 amounted to $6,450,000 (2007 — $7,714,000, 2006 — $6,535,000).

(a) Pensions

	Accrued pension as at 1 Jan 2008	Increase in accrued pension excluding inflation	Increase in accrued pension due to inflation	Accrued pension at 31 Dec 2008	Transfer value of accrued pension at 1 Jan 2008	Directors’ contributions during 2008	Increase in transfer value over year less directors’ contributions	Transfer value of accrued pension at 31 Dec 2008
	($ thousands per annum)			($ thousands)
David J. Illingworth	3	–	–	3	12	–	6	18

Nil (2007 — £78,000) was provided under the US defined contribution arrangements and £203,000 (2007 — £34,000) was provided under an International pension plan for David J. Illingworth.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation have been paid to past directors.

(b) Directors’ Share Options

	Options 1 Jan 2008	Granted during 2008	Exercise price of options granted	Exercised during 2008	Lapsed during 2008	Options 31 Dec 2008	Average exercise price	Range of exercisable dates of options held at 31 Dec 2008
	(Number)	(Number)	(p)	(Number)	(Number)	(Number)	(p)	(Date)
David J. Illingworth (i)	100,000	–	–	–	–	100,000	402.0	05/06–12/09
(ii)	364,862	112,540	622.0	–	(26,875)	450,527	595.1	01/08–08/18

Total	464,862	112,540		–	(26,875)	550,527

Adrian Hennah (i)	103,686	–	–	–	–	103,686	434.0	06/09–06/16
(ii)	71,827	80,385	622.0	–	–	152,212	615.4	03/10–08/18
(iii)	2,107	–	–	–	–	2,107	455.5	11/10–04/11

Total	177,620	80,385		–	–	258,005

(i)	Options granted under Executive Share Option Plans at prices below the market price at 31 December 2008 of 438.5p.
(ii)	Options granted under Executive Share Option Plans at prices above the market price at 31 December 2008 of 438.5p.
(iii)	Options granted under the UK ShareSave schemes.

The range in the market price of the Company’s Ordinary Shares during the year was 413p to 691p and the market price at 31 December 2008 was 438.5p. There were no share option exercises by Directors in service during the year (2007 — Sir Christopher O’Donnell gain of £3,333,368).

On 11 February 2009, 41% of the options that were granted to David J. Illingworth and Adrian Hennah in 2006 under the 2004 Executive Share Option Plan lapsed as only 59% of the original grant vested in accordance with performance criterion.

(c) Long-Term Incentive Plan Awards

	Award type	Maximum number of shares awarded at 1 Jan 2008	Awards during the year	Market price on award	Vested Award	Market price on vesting	Lapsed award	Number of shares awarded at 31 Dec 2008	Latest performance period
		(Number)	(Number)	(p)	(Number)	(p)	(Number)	(Number)	(Date)
David J. Illingworth	PSP	272,136	168,810	621.5	(5,675)	616.0	(27,715)	407,556	2010
	RSA	129,655	–	–	(48,355)	438.5	–	81,300	2009

Total		401,791	168,810		(54,030)		(27,715)	488,856

Adrian Hennah	PSP	211,426	120,578	621.5	–	–	–	332,004	2010
	RSA	57,603	–	–	–	–	–	57,603	2009

Total		269,029	120,578		–		–	389,607

On 11 February 2009, 54% of the awards to David J. Illingworth and Adrian Hennah in 2006 under the 2004 Performance Share Plan lapsed as only 46% of the original award vested in accordance with the performance criterion.

(d) Co-investment Plan Awards

The number of matched shares to be allocated to each Executive Director is subject to the growth in EPSA over a three-year period. Details of the Plan can be found on page 66.

	Total matched Award as at 1 Jan 2008	Shares acquired with net bonus in March 2008 (i)	Matched Share award during year	Matched award vested during year	Lapsed awards	Total Matched Share award at 2 x gross bonus held at 31 Dec 2008
David J. Illingworth	57,650	—	—	—	(17,780)	39,870
Adrian Hennah	27,042	9,156	31,256	—	—	58,298
(i)	Market price at date of award in March 2008 was 590.5p.

Awards over 11,850 shares made in 2006 to David J. Illingworth under the 2004 Co-investment Plan vested on 11 February 2009 at one times gross bonus, as performance conditions were met.

Senior Management Remuneration

The Group’s administrative, supervisory and management body (‘the senior management’) comprises, for US reporting purposes, executive directors and the executive officers.

In respect of the financial year 2008, the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to the senior management for the year was $11,059,000 (2007 — $14,818,000, 2006 — $11,979,000), the aggregate increase in accrued pension benefits was $12,000 (2007 — decrease of $4,000, 2006 — increase of $173,000) as a number of executives took a lump sum on retirement and the aggregate amounts provided for under the supplementary schemes was $507,000 (2007 — $544,000, 2006 — $566,000).

During 2008, senior management were granted options over 504,977 shares and 5,549 restricted stock awards under the Executive Share Option Plans, nil shares under the employee ShareSave schemes and awarded 319,532 shares and 33,681 ADSs under the 2004 Performance Share Plan and 18,918 shares and 2,489 ADSs under the Co-investment Plan. As of 11 March 2009, the senior management (9 persons) owned 18,917 shares and 44,291 ADSs, constituting less than 1% of the issued share capital of the Company. Senior Management also held, as of this date, options to purchase 1,391,854 shares; 237,188 restricted stock awards and 598,262 shares and 83,317 ADSs awarded under the Performance Share Plan and 34,194 shares and 11,761 ADSs under the Co-investment Plan.

Directors’ Interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	11 Mar 2009 (i)		31 December 2008		1 January 2008 or date appointed
	Shares (ii)	Options	Shares (ii)	Options	Shares (ii)	Options
	(Number)
John Buchanan	151,792	–	151,792	–	121,131	–
David J. Illingworth	144,690	519,865	144,690	550,527	51,045	464,862
David J. Illingworth (iii)	50,000	–	50,000	–	50,000	–
Adrian Hennah	16,990	213,386	16,990	258,005	7,834	177,620
Dr. Pamela J. Kirby	8,500	–	8,500	–	8,500	–
Warren D. Knowlton	59,501	–	59,501	–	59,501	–
Brian Larcombe	20,000	–	20,000	–	20,000	–
Joseph C. Papa	–	–	–	–	–	–
Richard De Schutter	250,000	–	250,000	–	250,000	–
Dr. Rolf W. H. Stomberg	13,100	–	13,100	–	13,092	–
(i)	The latest practicable date for this Annual Report.
(ii)	Holdings of the directors together represent less than 1% of the Ordinary Share Capital of the Company.
(iii)	Following the redenomination of Ordinary Shares into US Dollars, on 23 January 2006, the Company issued 50,000 £1 Deferred shares. These shares are normally held by the Chief Executive Officer and are not listed on any Stock Exchange and have extremely limited rights attached to them.

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

By order of the Board, 17 March 2009

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

•

Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s financial position and financial performance; and

•	State that the Group has complied with IFRS, subject to any material departures disclosed and explained in the accounts.

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

DIRECTORS’ RESPONSIBILITY STATEMENT PURSUANT TO DISCLOSURE AND TRANSPARENCY RULE 4

The directors confirm that, to the best of each person’s knowledge:

•

the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 1985 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

•

the Parent Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 1985, give a true and fair view of the assets, liabilities, financial position and profit of the Parent Company; and

•

the “Operating and Financial Review (“OFR”), Liquidity and Prospects” contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Parent Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board, 17 March 2009

Paul Chambers

Secretary

INDEPENDENT AUDITORS’ UK REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Group accounts of Smith & Nephew plc for the year ended 31 December 2008 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense, and the related Notes 1 to 40. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company accounts of Smith & Nephew plc for the year ended 31 December 2008 and on the information in the Remuneration Report that is described as having been audited.

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

We report to you our opinion as to whether the Group accounts give a true and fair view, and whether the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion, the information given in the Directors’ Report is consistent with the Group accounts. The information given in the Directors’ Report includes that specific information presented in the “Introduction and Financial Summary” that is cross referenced from the “Operating and Financial Review” section of the Directors’ Report.

We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Group’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

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

Opinion

In our opinion:

•

the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its profit for the year then ended;

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

In our opinion the Group accounts give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2008 and of its profit for the year then ended.

Ernst & Young LLP

Registered auditor

London, England

17 March 2009

INDEPENDENT AUDITORS’ US REPORTS

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2008 and 2007, and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2008. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits.

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

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2008 and 2007, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2008, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 17 March 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

17 March 2009

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2008 and 2007, and the related Group income statements, Group statements of recognised income and expense and Group cash flow statements for each of the three years in the period ended 31 December 2008 and our report dated 17 March 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

17 March 2009

GROUP INCOME STATEMENT

	Years ended 31 December
	2008	2007	2006
	($ million, except per Ordinary Share amounts)
Revenue — (Note 3)	3,801	3,369	2,779
Cost of goods sold	(1,077)	(994)	(769)

Gross profit	2,724	2,375	2,010
Selling, general and administrative expenses — (Note 4)	(1,942)	(1,740)	(1,353)
Research and development expenses	(152)	(142)	(120)

Operating profit — (Notes 3 and 4)	630	493	537
Interest receivable — (Note 8)	5	10	19
Interest payable — (Note 8)	(71)	(40)	(9)
Other finance (costs)/income — (Note 9)	(1)	6	3
Share of results of associates — (Note 17)	1	–	–

Profit before taxation	564	469	550
Taxation — (Note 10)	(187)	(153)	(156)

Profit from continuing operations	377	316	394
Discontinued operations: Net profit on disposal of the joint venture — (Note 16)	–	–	351

Attributable profit for the year — (i)	377	316	745

Earnings per Ordinary Share — (i) (Note 12)
Including discontinued operations:
Basic	42.6 ¢	34.2 ¢	79.2	¢
Diluted	42.4 ¢	34.1 ¢	78.9	¢
Continuing operations:
Basic	42.6 ¢	34.2 ¢	41.9	¢
Diluted	42.4 ¢	34.1 ¢	41.7	¢
Discontinued operations:
Basic	–	–	37.3	¢
Diluted	–	–	37.2	¢

(i)	Attributable to equity holders of the Parent Company.

The Notes on pages 84 to 138 are an integral part of these accounts.

GROUP BALANCE SHEET

	At 31 December
	2008	2007*
	($ million)
ASSETS
Non-current assets:
Property, plant and equipment — (Note 13)	725	742
Goodwill — (Note 18)	1,189	1,225
Intangible assets — (Note 14)	376	419
Investments — (Note 15)	7	9
Investments in associates — (Note 17)	12	11
Deferred tax assets — (Note 25)	214	136

	2,523	2,542

Current assets:
Inventories — (Note 19)	879	834
Trade and other receivables — (Note 20)	961	915
Cash and bank — (Note 21)	145	170

	1,985	1,919

TOTAL ASSETS	4,508	4,461

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Called up equity share capital — (Note 26)	190	190
Share premium account — (Note 27)	375	356
Treasury shares — (Note 29)	(823)	(637)
Other reserves — (Note 27)	1	96
Accumulated profits — (Note 27)	1,956	1,811

Total equity	1,699	1,816

Non-current liabilities:
Long-term borrowings — (Note 21)	1,358	36
Retirement benefit obligation — (Note 35)	350	184
Other payables due after one year — (Note 23)	36	47
Provisions due after one year — (Note 24)	51	33
Deferred tax liabilities — (Note 25)	46	57

	1,841	357

Current liabilities:
Bank overdrafts and loans due within one year — (Note 21)	115	1,442
Trade and other payables due within one year — (Note 23)	607	562
Provisions due within one year — (Note 24)	54	80
Current tax payable	192	204

	968	2,288

Total liabilities	2,809	2,645

TOTAL EQUITY AND LIABILITIES	4,508	4,461

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

The accounts were approved by the Board and authorised for issue on 17 March 2009 and are signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

The Notes on pages 84 to 138 are an integral part of these accounts.

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2008	2007	2006
	($ million)
Net cash inflow from operating activities
Profit before taxation	564	469	550
Add: Net interest payable/(less: net interest receivable)	66	30	(10)
Depreciation, amortisation and impairment	275	228	166
Loss on sale of property, plant and equipment	12	9	3
Share based payment expense	24	23	14
Utilisation of Plus inventory stepped-up on acquisition	15	64	–
Share of results of associates	(1)	–	–
Increase in inventories	(117)	(84)	(37)
Increase in trade and other receivables	(54)	(35)	(30)
Increase/(decrease) in trade and other payables and provisions	31	(11)	(150)

Cash generated from operations (i)(ii)	815	693	506
Interest received	5	10	19
Interest paid	(68)	(40)	(9)
Income taxes paid	(186)	(225)	(144)

Net cash inflow from operating activities	566	438	372

Cash flows from investing activities
Acquisitions — (Note 32)	(16)	(799)	(85)
Cash acquired with acquisitions — (Note 32)	–	18	2
Disposal of the joint venture — (Note 16)	–	–	537
Capital expenditure	(292)	(200)	(231)
Proceeds on disposal of property, plant and equipment	3	6	9

Net cash (used in)/provided by investing activities (iii)	(305)	(975)	232

Cash flows from financing activities
Proceeds from issue of ordinary share capital	19	28	16
Treasury shares purchased	(193)	(640)	–
Proceeds on borrowings due within one year — (Note 30)	–	1,812	–
Settlement of borrowings due within one year — (Note 30)	(49)	(611)	(5)
Repayment of Loan Notes — (Note 30)	–	(17)	(88)
Proceeds on borrowings due after one year — (Note 30)	1,108	–	–
Settlement of borrowings due after one year — (Note 30)	(1,028)	(106)	(200)
Proceeds from own shares	4	–	–
Settlement of currency swaps — (Note 30)	5	(14)	(10)
Equity dividends paid	(109)	(105)	(96)

Net cash (used in)/provided by financing activities	(243)	347	(383)

Net increase/(decrease) in cash and cash equivalents	18	(190)	221
Cash and cash equivalents at beginning of year — (Note 30)	109	291	65
Exchange adjustments — (Note 30)	(5)	8	5

Cash and cash equivalents at end of year — (Note 30)	122	109	291

(i)	Includes $28m (2007 — $39m, 2006 — $21m) of outgoings on restructuring and rationalisation expenses.

(ii)	After $48m (2007 — $33m, 2006 — $4m) of acquisition related costs and $10m (2007 — $23m, 2006 — $33m) unreimbursed by insurers relating to macrotextured knee revisions (offset by a receipt of $22m in 2007 from a successful legal settlement). In 2007, this also includes the legal settlement of $30m.

(iii)	Discontinued operations accounted for nil (2007 — nil, 2006 — $537m) of investing activities.

The Notes on pages 84 to 138 are an integral part of these accounts.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Years ended 31 December
	2008	2007	2006
	($ million)
Cash flow hedges — interest rate swaps:
— losses taken to equity	(13)	(2)	–
— losses transferred to income statement for the year	2	–	–
Cash flow hedges — forward foreign exchange contracts:
— gains/(losses) taken to equity	21	(12)	–
— gains transferred to inventories for the year	(6)	–	(4)
Exchange differences on translation	(57)	94	59
Exchange on borrowings classified as net investment hedges	(42)	(47)	–
Cumulative translation adjustment on disposal of the joint venture — (Note 16)	–	–	(14)
Actuarial (losses)/gains on retirement benefit obligations	(215)	(22)	30
Taxation on items taken directly to or transferred from equity	71	8	(11)

Net (expense)/income recognised directly in equity	(239)	19	60
Attributable profit for the year (i)	377	316	745

Total recognised income and expense for the year (i)	138	335	805

(i)	Attributable to equity holders of the Parent Company.

The Notes on pages 84 to 138 are an integral part of these accounts.

NOTES TO THE GROUP ACCOUNTS

1.	General Information

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales under the Companies Act. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices in the sectors of Orthopaedics, Endoscopy and Advanced Wound Management.

Presentation of financial information

The Group changed its presentational currency from Pounds Sterling to US Dollars with effect from 1 January 2006 as at that time the Group’s principal assets and operations were in the US and the majority of its operations were conducted in US Dollars. Additionally, the Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. This lowers the Group’s exposure to currency translation risk on its revenue, profits and equity. Financial information for prior periods was restated from Pounds Sterling into US Dollars in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

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

As required by the European Union’s IAS Regulation and the Companies Act 1985, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) effective as at 31 December 2008. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) effective as at 31 December 2008.

The Group applied IFRS 1 First Time Adoption for International Financial Reporting Standards in 2005 to provide a starting point for reporting under IFRS. The Group’s date of transition to IFRS was 1 January 2003 and all comparative information in the financial statements was restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

IFRS 1 required an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 required the standards effective at the reporting date to be applied retrospectively. However, retrospective application was prohibited in some areas, particularly where retrospective application would require judgements by management about past conditions after the outcome of the particular transaction is already known. A number of optional exemptions from full retrospective application of IFRS were granted where the cost of compliance was deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management are set out in Note 2 of the Notes to the Group Accounts.

At 31 December 2007 the cost of the Plus business was allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. In 2008, the provisional fair value adjustments were finalised to reflect improved knowledge of the Plus business. The final allocation of the purchase price was completed by 31 May 2008, in accordance with the time line stipulated in IFRS 3 Business Combinations. The final adjustments to the assets acquired and liabilities assumed increased goodwill by $25m, decreased intangible assets by $27m and other assets increased by $2m. Accordingly, the balance sheet as at 31 December 2007 has been adjusted. These fair value adjustments had a negligible affect on the income statement presented for the year ended 31 December 2007. Further information can be found in Note 32 of the Notes to the Group Accounts.

2.	Accounting Policies

The Group has adopted IFRIC 14 — IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction in the financial year ended 31 December 2008. This is the Group’s initial application of this interpretation, which gives further guidance on how to assess the limit on the amount of a defined benefit scheme surplus that can be recognised as an asset. The adoption did not have a material impact on the Group’s results of operations or financial position.

The significant accounting policies adopted in the preparation of the Group’s accounts are set out below:

Basis of Preparation

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions are discussed under Critical Accounting Policies within the Operating and Financial Review, Liquidity and Prospects section on pages 31 and 32. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and its subsidiaries for the periods during which they were members of the Group.

A subsidiary is an entity controlled by the Group. Subsidiaries are included in the Group accounts from the date that the Group obtains control. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated on consolidation.

Business Combinations

On acquisition, identifiable assets and liabilities (including contingent liabilities) of subsidiaries and associates are measured at their fair values at the date of acquisition with any excess of the cost of acquisition over this value being capitalised as goodwill. The fair value of assets includes the taxation benefits resulting from amortisation for income taxation purposes from which a third party separately acquiring the assets would reasonably be expected to benefit.

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

Investments in Associates

Investments in associates, being those entities over which the Group has a significant influence and which is neither a subsidiary or a joint venture, are accounted for using the equity method, with the Group recording its share of the associate’s net income and equity. The Group’s share in the results of its associates is included in one separate income statement line and is calculated after deduction of their respective taxes.

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

Revenue

Revenue comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding taxes on revenue. Revenue from the sale of products is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are delivered to customers. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. These are accrued over the course of the arrangement based on estimates of the level of business expected and adjusted at the end of the arrangement to reflect actual volumes.

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

The following are recorded as movements in Other reserves within equity: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at average and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows. All other exchange differences are taken to the income statement. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation, net of related movements on hedging instruments, would be recycled from equity into income.

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

2.	Accounting Policies — (continued)

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

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, when the Group intends to settle its current tax assets and liabilities on a net basis and that authority permits the Group to make a single net payment.

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

Purchased intangibles, including purchased patents, know-how, trademarks, licences and distribution rights are capitalised at cost and amortised on a straight line basis over their estimated useful economic lives. The estimated useful economic life of an intangible asset ranges between three and 20 years depending on its nature.

Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware is capitalised as plant and equipment.

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

Property, Plant and Equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful economic lives and the terms of the leases. Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated residual value at the end of their working lives. Assets in course of construction are not depreciated until they are brought into use.

Finance costs relating to the purchase of property, plant and equipment are not capitalised.

Impairment of assets

Goodwill is allocated to the reported business segments which are principally the same as the cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstances indicate that it might be impaired.

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

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In carrying out impairment reviews of goodwill and intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include annual sales growth, trading margins, capital utilisation and anticipated volume and value growth in the markets served by the Group. If actual results should differ, or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

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

Investments and Other Financial Assets

Investments, other than those related to associates, are initially recorded at fair value plus transaction costs on the trade date. The Group holds an investment in an entity that holds mainly unquoted equity securities, which is classed as “available for sale” and carried at fair value. The fair value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in equity except where management considers that there is objective evidence of an impairment of the underlying equity securities, whereupon an impairment is recognised as an expense immediately.

2.	Accounting Policies — (continued)

Investments and Other Financial Assets (continued)

Loans and receivables are carried at amortised cost, less any allowances for uncollectible amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and other receivables are classified as “Trade and other receivables” in the balance sheet.

Inventories

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought-in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost. Inventory acquired as part of a business acquisition is valued at selling price less costs of disposal and a profit allowance for selling efforts.

Orthopaedic instruments are generally not sold but provided to customers and distributors for use in surgery. They are recorded as inventory until they are deployed at which point they are transferred to plant and equipment and depreciated over their useful economic lives.

A feature of the orthopaedic business is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience but it involves management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Derivative Financial Instruments

Derivative financial instruments are recorded initially at fair value and for reporting purposes are remeasured to fair value at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecasted third party and intercompany transactions are recognised directly in equity until the associated asset or liability is recognised. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit and loss. Where the hedged item is the cost of a non-financial asset, the amounts taken to equity are transferred to the initial carrying value of the asset.

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

Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within other finance income/(costs) as they arise.

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

2.	Accounting Policies — (continued)

Recognition of Financial Assets and Liabilities

Financial assets and liabilities are recognised on a trade date basis in the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument. The Group carries borrowings in the Balance Sheet at amortised cost.

Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, the employer’s portion of past and current service cost is charged to operating profit, with the interest cost net of expected return on assets in the plans reported within other finance income/(costs). Actuarial gains or losses are recognised directly in equity such that the balance sheet reflects the plan’s surplus’ or deficits as at the balance sheet date.

The defined benefit obligation is calculated annually by external actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using, where available, interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet liability, operating profit and finance income/(costs). The most critical assumptions are the discount rate, inflation and mortality assumptions to be applied to future pension plan liabilities. In making these judgements management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

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

The recognition of provisions for legal disputes is subject to a significant degree of estimation. In making its estimates management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or as new facts emerge.

The estimation of the liability for the costs of the macrotextured product withdrawal for which insurance coverage has been declined is dependent upon two main variables. These are, the number of implant revisions that will ultimately be required and the average cost of settlements with patients. The estimate of the remaining number of implant revisions is based on trends to date and the advice of external statistical and other advisors. The estimate of average settlement costs is based on the most recent settlement experience updated where necessary for other known factors.

2.	Accounting Policies — (continued)

Contingencies and Provisions (continued)

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

Adjusted Earnings Per Share

Adjusted earnings per share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as effect the Group’s short-term profitability. Adjusted attributable profit is the numerator used for this measure. Reconciliation from attributable profit to adjusted attributable profit is included in Note 12 of the Notes to the Group Accounts. The Group has identified the following items, where material, as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation and impairment of acquisition intangible assets; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon.

3(a).	Business Segmental Analysis

For management purposes, the Group is organised into three business segments — Orthopaedics, Endoscopy and Advanced Wound Management. These business segments are the basis on which the Group reports its primary segment information.

The Reconstruction and Trauma and Clinical Therapies segments, reported separately in the annual accounts of the Group for the year ended 31 December 2007, are now combined into a single reporting segment named Orthopaedics. This reflects the unification of the Orthopaedics reporting structure announced during 2008. Business segment analysis comparative figures have consequently been restated to conform to current year presentation.

	2008	2007	2006
	($ million)
Revenue
Orthopaedics	2,158	1,858	1,433
Endoscopy	800	732	648
Advanced Wound Management	843	779	698

	3,801	3,369	2,779

There are no material sales between business segments.

3(a).	Business Segmental Analysis — (continued)

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation and impairment of acquisition intangible assets; significant restructuring events; gains and losses arising from legal disputes; and uninsured losses. Operating profit reconciles to trading profit as follows:

	2008	2007	2006
	($ million)
Operating profit	630	493	537
Acquisition related costs — (Note 5)	61	111	20
Restructuring and rationalisation expenses — (Note 6)	34	42	–
Legal settlement — (Note 7)	–	30	–
Amortisation and impairment of acquisition intangibles — (Note 14)	51	30	14

Trading profit	776	706	571

Trading profit
Orthopaedics	481	423	334
Endoscopy	166	147	123
Advanced Wound Management	129	136	114

	776	706	571

Operating profit by business segment reconciled to attributable profit for the year
Orthopaedics	382	243	301
Endoscopy	146	141	122
Advanced Wound Management	102	109	114

Operating profit	630	493	537
Net interest (payable)/receivable	(66)	(30)	10
Other finance (costs)/income	(1)	6	3
Share of results of associates	1	–	–
Taxation	(187)	(153)	(156)
Profit from discontinued operations	–	–	351

Attributable profit for the year	377	316	745

Other than the share of results of associates, items between operating profit and attributable profit cannot be segmentally allocated. The share of results of associates is segmentally allocated to Orthopaedics. An impairment loss of $16m was recognised within operating profit in 2008 and included within the administrative expenses line (2007 — $1m administrative expenses, 2006 — nil). This is segmentally allocated as $2m Orthopaedics and $14m Endoscopy (2007 — Orthopaedics $1m).

Capital expenditure
Orthopaedics	218	147	152
Endoscopy	29	47	45
Advanced Wound Management	45	24	34

	292	218	231

Capital expenditure segmentally allocated above comprises additions of property, plant and equipment and intangible assets. Capital expenditure in the Group Cash Flow Statement comprises additions of property, plant and equipment and intangible assets. In 2007, additions are net of $7m of assets capitalised under finance leases and $11m of assets transferred into property, plant, equipment from inventory. No such adjustments were required in 2008 (2006 — nil).

3(a).	Business Segmental Analysis — (continued)

	2008	2007	2006
		($ million)
Depreciation, amortisation and impairment
Orthopaedics	177	157	111
Endoscopy	57	40	32
Advanced Wound Management	41	31	23

	275	228	166

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation and impairment of acquisition intangibles as follows:

Depreciation of property, plant and equipment	204	181	142
Amortisation of other intangible assets	18	16	10
Impairment of investments	2	1	–

	224	198	152
Amortisation and impairment of acquisition intangibles:
Impairment of acquisition intangibles	14	–	–
Amortisation of acquisition intangibles	37	30	14

	51	30	14

	275	228	166

Other significant non-cash expenses recognised within operating profit
Orthopaedics	23	113	16
Endoscopy	–	–	–
Advanced Wound Management	6	7	–

	29	120	16

In 2008, the $29m relates to the utilisation of Plus inventory stepped-up on acquisition, acquisition related costs and restructuring and rationalisation expenses. The $120m in 2007 relates to the utilisation of Plus inventory stepped-up on acquisition, acquisition related costs, restructuring and rationalisation expenses and the increase in the macrotexture provision. The $16m in 2006 relates to acquisition related costs.

	2008	2007*	2006
		($ million)
Balance Sheet
Assets:
Orthopaedics	2,755	2,668	1,387
Endoscopy	690	705	700
Advanced Wound Management	704	782	688

Operating assets by segment	4,149	4,155	2,775
Unallocated corporate assets	359	306	456

Total assets	4,508	4,461	3,231

Liabilities:
Orthopaedics	448	404	227
Endoscopy	107	105	114
Advanced Wound Management	189	211	164

Operating liabilities by segment	744	720	505
Unallocated corporate liabilities	2,065	1,925	552

Total liabilities	2,809	2,645	1,057

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

3(a).	Business Segmental Analysis — (continued)

Unallocated corporate assets and liabilities comprise the following:

	2008	2007*	2006
	($ million)
Deferred tax assets	214	136	110
Cash and bank	145	170	346

Unallocated corporate assets	359	306	456

Long-term borrowings	1,358	36	15
Retirement benefit obligation	350	184	154
Deferred tax liabilities	46	57	35
Current liability derivatives — credit balances on currency swaps	4	2	2
Bank overdrafts and loans due within one year	115	1,442	119
Current tax payable	192	204	227

Unallocated corporate liabilities	2,065	1,925	552

	2008	2007	2006
		(numbers)
Average number of employees Orthopaedics	4,840	4,405	3,893
Endoscopy	1,849	1,798	1,830
Advanced Wound Management	3,068	2,987	3,107

	9,757	9,190	8,830

3(b)	Geographical Segmental Analysis

	2008	2007	2006
	($ million)
Revenue by geographic market
United Kingdom	321	309	255
Continental Europe	1,077	868	612
United States	1,657	1,550	1,365
Africa, Asia, Australasia and Other America	746	642	547

	3,801	3,369	2,779

Capital expenditure by geographic location
United Kingdom	30	32	39
Continental Europe	63	51	29
United States	149	107	135
Africa, Asia, Australasia and Other America	50	28	28

	292	218	231

Capital expenditure segmentally allocated above comprises additions of property, plant and equipment and intangible assets. Capital expenditure in the Group Cash Flow Statement comprises additions of property, plant and equipment and intangible assets. In 2007, additions are net of $7m of assets capitalised under finance leases and $11m of assets transferred into property, plant and equipment from inventory. No such adjustments were required in 2008 (2006 — nil).

Assets by geographic location
United Kingdom	554	687	642
Continental Europe	1,496	1,464	321
United States	1,661	1,596	1,473
Africa, Asia, Australasia and Other America	438	408	339

Operating assets by segment	4,149	4,155	2,775
Unallocated corporate assets (see Note 3(a))	359	306	456

Total assets	4,508	4,461	3,231

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

4.	Operating Profit

	2008	2007	2006
	($ million)
Revenue	3,801	3,369	2,779
Cost of goods sold (i)	(1,077)	(994)	(769)

Gross profit	2,724	2,375	2,010
Research and development expenses	(152)	(142)	(120)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses (ii)	(1,436)	(1,278)	(1,092)
Administrative expenses (iii) (iv)	(533)	(487)	(286)
BSN agency and management fees (vi)	27	25	25

	(1,942)	(1,740)	(1,353)

Operating profit	630	493	537

(i)     2008 includes $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs (2007 — $64m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs, 2006 — nil).

(ii)    2008 includes $7m of acquisition related costs and $3m of restructuring and rationalisation expenses (2007 — $12m of acquisition related costs and $4m of restructuring and rationalisation expenses, 2006 — nil).

(iii)    Includes amortisation of intangible assets — other intangibles.

(iv)    2008 includes $31m of acquisition related costs, $13m of restructuring and rationalisation expenses and $51m of amortisation and impairment of acquisition intangibles (2007 — $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement and $30m of amortisation of acquisition intangibles, 2006 — $20m of acquisition related costs and $14m of amortisation of acquisition intangibles).

(v)    Items detailed in (i), (ii) and (iv) are excluded from the calculation of trading profit.

(vi)    Agency fees of $27m (2007 — $25m, 2006 — $25m) were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for the Group.

Operating Profit is stated after charging the following items:

	2008	2007	2006
		($ million)
Amortisation of intangible assets — acquisition intangibles	37	30	14
Impairment of intangible assets — acquisition intangibles	14	–	–
Amortisation of intangible assets — other intangibles	18	16	10
Depreciation of property, plant and equipment	204	181	142
Loss on sale of property, plant and equipment	12	9	3
Minimum operating lease payments for land and buildings	28	26	24
Minimum operating lease payments for other assets	29	26	22
Advertising costs	56	48	45
Staff costs during the year amounted to:
	2008	2007	2006
		($ million)
Wages and salaries	795	691	595
Social security costs	87	79	64
Pension costs — (Note 35)	51	40	43
Post-employment benefits other than pension costs — (Note 35)	2	2	2
Share based payments — (Note 28 (c))	24	23	14

	959	835	718

5.	Acquisition Related Costs

In 2008, “acquisition related costs” comprise $46m relating to Plus integration and $15m relating to the utilisation of the stepped-up Plus inventory to fair value on acquisition.

In 2007, “acquisition related costs” comprise $51m relating to Plus integration; $64m relating to the utilisation of the stepped-up Plus inventory to fair value on acquisition; less $4m of accrual relating to the failed bid to purchase Biomet Inc., in 2006 that was reversed.

In 2006, $20m of advisers fees were incurred in relation to the failed bid to purchase Biomet Inc.

6.	Restructuring and Rationalisation Expenses

In 2008, restructuring and rationalisation costs comprised $34m relating to the earnings improvement programme, mainly redundancy, consultancy and manufacturing rationalisation.

In 2007, restructuring and rationalisation costs comprised $45m relating to the earnings improvement programme less $3m relating to the write back of prior year’s provisions.

7.	Legal Settlement

The legal settlement of $30m in 2007 relates to the civil settlement agreed with the US Department of Justice following an industry wide investigation.

In 2004, there was a macrotextured claim of $154m which represented a provision of $25m for the amount due from excess layer insurers who had declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of $129m for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable (see Note 34). In 2007, this provision was increased by $22m to reflect an increase in anticipated costs to settle outstanding and future claims, offset by a receipt of $22m from a successful legal settlement.

8.	Interest receivable/(payable)

	2008	2007	2006
		($ million)
Interest receivable	5	10	19

Interest payable:
Bank borrowings	(62)	(33)	(6)
Loan Notes	–	–	(1)
Other	(9)	(7)	(2)

	(71)	(40)	(9)

Net interest (payable)/receivable	(66)	(30)	10

Interest receivable includes net interest receivable of $1m (2007 — $2m, 2006 — $3m) on currency and interest rate swaps and other interest payable includes $7m (2007 — $2m, 2006 — nil) of net interest payable on currency and interest rate swaps. The gross interest receivable on these swaps was $5m (2007 — $13m, 2006 — $18m) and the gross interest payable was $11m (2007 — $13m, 2006 — $15m).

9.	Other Finance (Costs)/Income

	2008	2007	2006
		($ million)
Retirement benefits: Interest cost — (Note 35)	(66)	(56)	(47)
Retirement benefits: Expected return on plan assets — (Note 35)	66	65	52
Other	(1)	(3)	1

	(1)	6	6
Loss on hedge of the sale proceeds of the joint venture	–	–	(3)

Other finance (costs)/income	(1)	6	3

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $4m loss in 2008 (2007 — net $14m gain, 2006 — net $6m loss). These amounts were matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

The contract to hedge the sale proceeds of the joint venture was an economic hedge but did not meet the requirements of IAS 39 for hedge accounting.

10.	Taxation

	2008	2007	2006
		($ million)
Current taxation:
UK corporation tax at 28% (2007 — 30%, 2006 — 30%)	45	69	64
UK adjustments in respect of prior years	(9)	(29)	(44)

	36	40	20
Overseas tax	178	147	114
Overseas adjustments in respect of prior years	(5)	2	(9)

	173	149	105

Total current taxation	209	189	125

Deferred taxation:
Origination and reversal of temporary differences	(19)	(41)	21
Changes in tax rates	–	4	–
Adjustments to estimated amounts arising in prior periods	(3)	1	10

Total deferred taxation	(22)	(36)	31

Taxation charged to the income statement	187	153	156
Taxation on items (credited)/charged direct to equity: deferred taxation	(71)	(8)	11

Taxation attributable to the Group	116	145	167

The tax charge was reduced by $30m in 2008, and was reduced by $49m in 2007, as a consequence of restructuring and rationalisation expenses, acquisition related costs, the legal settlement and amortisation and impairment of acquisition intangibles. The tax charge was reduced by $6m in 2006 as a consequence of the acquisition related costs.

10.	Taxation — (continued)

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 28.5% (2007 — 30%, 2006 — 30%). Overseas taxation is calculated at the rates prevailing in the respective jurisdiction. The average effective tax rate differs from the applicable rate as follows:

	2008	2007	2006
		(%)
UK standard rate	28.5	30.0	30.0
Non-deductible/non-taxable items	1.4	2.6	1.0
Prior year items	(3.3)	(5.7)	(5.0)
Tax losses incurred not relieved/(utilised not previously recognised)	1.1	0.3	0.2
Overseas income taxed at other than UK standard rate	5.5	5.4	2.7

Total effective tax rate before discontinued operations	33.2	32.6	28.9
Discontinued operations	–	–	(13.8)

Total effective tax rate after discontinued operations	33.2	32.6	15.1

During 2008, the enacted UK tax rate applicable from 1 April 2008 was reduced to 28%. The Group also resolved a number of material disputes with various tax authorities. Following the resolution of these open issues the Group was able to release tax accruals relating to these issues and this release is reflected in the prior year tax credits.

11.	Dividends

	2008	2007	2006
	($ million)
The following dividends were declared and paid in the year:
Ordinary second interim of 7.38¢ for 2007 (2006 — 6.71¢, 2005 — 6.10¢) paid 9 May 2008	66	63	57
Ordinary interim of 4. 96¢ for 2008 (2007 — 4.51¢, 2006 — 4.10¢) paid 7 November 2008	43	41	39

	109	104	96

A second interim dividend for 2008 of 8.12 US cents per Ordinary Share was declared by the Board on 11 February 2009 and will be paid on 8 May 2009 to shareholders on the Register of Members on 17 April 2009. The estimated amount of this dividend on 11 March 2009 was $72m.

12.	Earnings per Ordinary Share

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

	2008	2007	2006
	($ million)
Earnings
Including discontinued operations — Attributable profit for the year	377	316	745
Excluding discontinued operations — Profit from continuing operations	377	316	394
Profit from discontinued operations	–	–	351
Adjusted attributable profit (see below)	493	480	425

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

Attributable profit is reconciled to adjusted attributable profit as follows:

	2008	2007	2006
	($ million)
Attributable profit for the year	377	316	745
Acquisition related costs — (Note 5)	61	111	20
Restructuring and rationalisation expenses — (Note 6)	34	42	–
Legal settlement — (Note 7)	–	30	–
Amortisation and impairment of acquisition intangibles — (Note 14)	51	30	14
Loss on hedge of the sale proceeds of the joint venture — (Note 9)	–	–	3
Net profit on disposal of the joint venture — (Note 16)	–	–	(351)
Taxation on excluded items — (Note 10)	(30)	(49)	(6)

Adjusted attributable profit	493	480	425

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

	2008	2007	2006
	(Shares million)
Number of shares
Basic weighted average number of shares	886	923	941
Dilutive impact of share options outstanding	4	5	3

Diluted weighted average number of shares	890	928	944

	2008		2007		2006
Earnings per Ordinary share
Including discontinued operations: Basic	42.6	¢	34.2	¢	79.2	¢
Including discontinued operations: Diluted	42.4	¢	34.1	¢	78.9	¢
Excluding discontinued operations: Basic	42.6	¢	34.2	¢	41.9	¢
Excluding discontinued operations: Diluted	42.4	¢	34.1	¢	41.7	¢
Discontinued operations: Basic	–		–		37.3	¢
Discontinued operations: Diluted	–		–		37.2	¢
Adjusted: Basic	55.6	¢	52.0	¢	45.2	¢
Adjusted: Diluted	55.4	¢	51.7	¢	45.0	¢

13.	Property, Plant and Equipment

	Land and buildings		Plant and equipment*		In course of construction	Total*
	Freehold	Leasehold	Instruments	Other
	($ million)
Cost
At 1 January 2007	138	41	546	657	38	1,420
Exchange adjustment	2	1	20	26	1	50
Acquisitions — (Note 32)	7	1	44	26	–	78
Additions	–	11	112	50	29	202
Disposals	(2)	(1)	(43)	(36)	–	(82)
Transfers	2	–	27	–	(29)	–

At 31 December 2007	147	53	706	723	39	1,668
Exchange adjustment	(12)	(1)	(39)	(82)	(4)	(138)
Additions	18	4	140	55	42	259
Disposals	–	(4)	(44)	(39)	–	(87)
Transfers	–	2	4	12	(18)	–

At 31 December 2008	153	54	767	669	59	1,702

Depreciation and Impairment
At 1 January 2007	40	14	325	406	–	785
Exchange adjustment	1	–	10	16	–	27
Charge for the year	4	5	106	66	–	181
Disposals	(1)	(1)	(38)	(27)	–	(67)

At 31 December 2007	44	18	403	461	–	926
Exchange adjustment	(4)	–	(23)	(54)	–	(81)
Charge for the year	4	3	123	74	–	204
Disposals	–	(1)	(31)	(40)	–	(72)

At 31 December 2008	44	20	472	441	–	977

Net book amounts
At 31 December 2008	109	34	295	228	59	725

At 31 December 2007	103	35	303	262	39	742

Land and buildings includes land with a cost of $13m (2007 — $11m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $17m (2007 — $18m) are included in leasehold land and buildings and $14m (2007 — $15m) are included in instruments, plant and equipment.

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

14.	Intangible Assets

	Acquisition intangibles*	Other intangibles	Total*
	($ million)
Cost
At 1 January 2007	146	163	309
Exchange adjustment	20	1	21
Acquisitions — (Note 32)	237	2	239
Disposals	–	(39)	(39)
Additions	–	16	16

At 31 December 2007	403	143	546
Exchange adjustment	(15)	(9)	(24)
Acquisitions — (Note 32)	1	–	1
Disposals	(2)	–	(2)
Additions	–	33	33

At 31 December 2008	387	167	554

Amortisation and Impairment
At 1 January 2007	35	83	118
Exchange adjustment	2	–	2
Charge for the year	30	16	46
Disposals	–	(39)	(39)

At 31 December 2007	67	60	127
Exchange adjustment	(13)	(3)	(16)
Charge for the year	37	18	55
Impairment	14	–	14
Disposals	(2)	–	(2)

At 31 December 2008	103	75	178

Carrying amounts
At 31 December 2008	284	92	376

At 31 December 2007	336	83	419

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

Other intangibles consist primarily of software, distribution agreements, licences and patents.

During 2008 the Group incurred a $14m impairment charge against one of the intangible assets acquired as part of the OsteoBiologics Inc., acquisition in July 2006.

15.	Investments

	2008	2007
	($ million)
At 1 January	9	10
Impairment	(2)	(1)

At 31 December	7	9

The investment is an available for sale investment in an entity that holds mainly unquoted equity securities which by their very nature have no fixed maturity date or coupon rate. The impairment in 2008 and 2007 was recognised directly in the income statement.

16.	Discontinued Operations — Investment in Joint Venture (BSN Medical)

From 1 October 2005 the Group’s 50% interest in the BSN Medical joint venture (held jointly with Beiersdorf AG) was classified as held for sale. On 23 February 2006 the Group sold this interest for cash consideration of $562m. The profit on disposal of $351m is calculated as follows:

2006
($ million)
Net profit on disposal:
Cash proceeds	562
Net assets (including goodwill of $122m)	(218)
Cumulative translation adjustments	14
Transaction and associated costs	(27)
Indemnity provision	(3)
Release of taxation provisions	23

Net profit on disposal	351

17.	Investments in Associates

On 31 May 2007, the Group acquired 49% of the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and 20% of the German entity Intercus GmbH as part of the acquisition of Plus Orthopedics Holding AG.

	2008	2007
	($ million)
Investments in associates at 1 January	11	–
Acquired on acquisition — (Note 32)	–	10

Share of results of associates:
Revenue	11	5
Operating costs and taxation	(10)	(5)

Profit after taxation recognised in the income statement	1	–
Exchange adjustment	–	1

Investments in associates at 31 December	12	11

Investments in associates is represented by:
Assets	10	9
Liabilities	(2)	(2)

Net assets	8	7
Goodwill	4	4

	12	11

18.	Goodwill

	2008	2007*
	($million)
At 1 January	1,225	640
Exchange adjustment	(34)	53
Acquisitions	–	532
Adjustment to contingent consideration — (Note 32)	(2)	–

At 31 December	1,189	1,225

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

Each of the Group’s business segments represent a cash-generating unit and include goodwill as follows:

	2008	2007*
	($million)
Orthopaedics	661	697
Endoscopy	280	280
Advanced Wound Management	248	248

	1,189	1,225

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

18.	Goodwill — (continued)

In September 2008 and 2007 impairment reviews were performed by comparing the recoverable amount of each business segment with its carrying amount, including goodwill. These were updated during December 2008, taking into account significant events that occurred between September 2008 and December 2008. Management determined there was no impairment.

For each cash-generating unit (“CGU”) the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for five years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings. The five-year period is in line with the Group’s strategic planning process. The growth rates used over the five year period for the Orthopaedics business vary up to 10%, for the Endoscopy business up to 10% and for the Advanced Wound Management business up to 12%.

The calculation of value-in-use for the three identified CGUs is most sensitive to discount rates, growth rates and capital utilisation as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Orthopaedics and Endoscopy businesses is 12% and for the Advanced Wound Management business is 10%.

In determining the growth rate used in the calculation of the value-in-use, the Group considered the annual sales growth and trading margins. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year.

Specific considerations and strategies taken into account in determining the sales growth and trading margin for each CGU are:

•

Orthopaedics – In the Orthopaedic Reconstruction market, management believes that by focusing innovation on the needs of the younger, more active patients, Smith & Nephew can lead the sector in providing hip and knee implants to this growing demographic fragment. As such, the Group is continuing to invest in strategies that drive patient demand through integrated communications programmes, including direct-to-consumer advertising and internet-based initiatives. In the Orthopaedic Trauma and Clinical Therapies markets, management intends on delivering growth through innovative product development in the existing core business, while expanding into fast-growing market areas including alternative therapies for pain management and fracture healing.

•

Endoscopy – It is management’s intent to maintain and grow this CGU as the leading provider of endoscopic techniques and technologies for joint and ligament repair. This is driven partly through the growing acceptance of endoscopy as a preferred surgical choice amongst physicians and patients, as well as supporting surgeon educational programmes, global fellowship support initiatives and partnerships with professional associations and surgeon advisory boards.

•

Advanced Wound Management — By focusing on the higher added value sectors of exudate and infection management through improved wound bed preparation, moist and active healing and negative pressure wound therapy, management expects increased annual sales and trading margins.

A growth rate of 4% in pre-tax cash flows is assumed after five years in calculating a terminal value for the Group’s CGUs. Management considered this to be an appropriate estimate based on the growth rates of the markets in which the Group operates.

Capital utilisation represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This is approximately 8% of annual revenue.

Management has considered the following sensitivities:

•

Growth of Market and Market Share — Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values.

18.	Goodwill — (continued)

•

Discount Rate — Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 25% for the Orthopaedics business, 43% for the Endoscopy business and 22% for the Advanced Wound Management business.

19.	Inventories

	2008	2007*	2006
	($ million)
Raw materials and consumables	131	124	96
Work-in-progress	32	36	24
Finished goods and goods for resale	716	674	499

	879	834	619

In 2008 $69m (2007 — $40m, 2006 — $34m) was recognised as an expense resulting from the write down of excess and obsolete inventory. In 2008 no inventory (2007 — $23m, 2006 — nil) is carried at fair value less costs to sell.

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

20.	Trade and Other Receivables

	2008	2007*	2006
	($ million)
Trade receivables	826	797	584
Less: provision for bad and doubtful debts	(40)	(22)	(16)

Trade receivables — net (loans and receivables)	786	775	568
Current asset derivatives — forward foreign exchange contracts	38	1	6
Other receivables	73	74	56
Amounts owed by associates	2	1	–
Prepayments and accrued income	62	64	50

	961	915	680

Management considers that the carrying amount of trade and other receivables approximates their fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense (excluding the macrotextured claim) for the year was $30m (2007 — $23m, 2006 — $15m). Amounts due from insurers to the macrotextured claim of $124m (2007 — $114m, 2006 — $113m) are included within other receivables and have been provided in full.

The Group manages credit risk through credit limits which require authorisation commensurate with the size of the limit and which are regularly reviewed. Credit limit decisions are made based on available financial information and the business case. Significant receivables are regularly reviewed and monitored at Group level. The Group’s only significant concentration of credit risk relates to $71m of debt from hospitals ultimately funded by the Greek government, other exposures are spread over a large number of customers. Furthermore, the Group’s principal customers are backed by government and public or private medical insurance funding, who are considered to have low risk of default. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Group does not hold any collateral as security.

20.	Trade and Other Receivables — (continued)

The amount of trade receivables that were past due but not impaired were as follows:

	2008	2007*	2006
	($ million)
Past due not more than three months	242	186	159
Past due more than three months and not more than six months	47	42	19
Past due more than six months and not more than one year	41	51	26
Past due more than one year	91	78	31

	421	357	235
Neither past due or impaired	405	440	349
Provision for bad and doubtful debts	(40)	(22)	(16)

Trade receivables — net	786	775	568

Movements in the provision for bad and doubtful debts were as follows:
At 1 January	22	16	14
Exchange adjustment	–	1	–
Receivables provided for during the year	30	23	15
Utilisation of provision	(12)	(18)	(13)

At 31 December	40	22	16

Trade receivables include amounts denominated in the following major currencies:
US Dollar	299	280	258
Sterling	52	68	56
Euro	273	272	130
Other	162	155	124

Trade receivables — net	786	775	568

Trade receivables in the amount of $23m (2007 — $7m, 2006 — nil) are under a factoring agreement with third parties. The arrangement does not qualify for de-recognition as the Group retains part of the credit risks — the associated liability amounts to $20m (2007 — $7m, 2006 — nil) and is accounted for as part of current payables.

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

21.	Cash and Borrowings

Net debt comprises borrowings and credit balances on currency swaps less cash and bank.

	2008	2007
	($ million)
Bank overdrafts and loans due within one year	115	1,442
Long-term borrowings	1,358	36

Borrowings	1,473	1,478
Cash and bank	(145)	(170)
Credit balances on currency swaps (current liability derivatives) — (Note 23)	4	2

Net debt	1,332	1,310

21.	Cash and Borrowings — (continued)

Borrowings are repayable as follows:

	Within one year or on demand	Between one and two years	Between two and three years	Between three and four years	Between four and five years	After five years	Total
	($ million)
At 31 December 2008:
Bank loans	86	1	1	1,329	–	–	1,417
Bank overdrafts	23	–	–	–	–	–	23
Finance lease liabilities	5	4	3	3	2	14	31
Other loans	1	–	1	–	–	–	2

	115	5	5	1,332	2	14	1,473

At 31 December 2007:
Bank loans	1,361	1	1	1	1	–	1,365
Bank overdrafts	61	–	–	–	–	–	61
Finance lease liabilities	9	6	5	2	2	14	38
Other loans	11	–	–	–	–	3	14

	1,442	7	6	3	3	17	1,478

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2008	2007
	($ million)
Secured bank overdrafts and loans	37	16
Secured long-term borrowings	28	32

Total amount of secured borrowings	65	48

Total net book value of assets pledged as security:
Trade receivables	31	7
Property, plant and equipment	34	37

	65	44

All currency swaps are stated at fair value. Gross US Dollar equivalents of $95m (2007 — $97m) receivable and $99m (2007 — $99m) payable have been netted and the difference of $4m is reported as credit balances on currency swaps (2007 — $2m). Currency swaps comprise foreign exchange swaps and were used in 2008 and 2007 to hedge intragroup loans.

21.	Cash and Borrowings — (continued)

Currency swaps mature as follows:

	Amount receivable	Amount payable
	($ million)	(Currency million)
At 31 December 2008 — Within one year:
Australian Dollar	13	Aus$21
Euro	14	€10
Japanese Yen	15	Yen1,500
Canadian Dollar	17	C$22
Swiss Franc	12	CHF13
New Zealand Dollar	9	NZ$16

	80

	(Currency million)		($ million)
Euro		€5	7
New Zealand Dollar	NZ$	13	8

			15

	($ million)	(Currency million)
At 31 December 2007 — Within one year:
Sterling	8	£4
Australian Dollar	43	Aus$50
Euro	10	€7
Japanese Yen	17	Yen2,010
Canadian Dollar	17	C$17
Swiss Franc	2	CHF3

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

Bank loans and overdrafts represent drawings under committed facilities of $2,512m and uncommitted facilities of $340m. The Group has undrawn committed facilities of $1,182m. In 2007, the Group had committed and uncommitted facilities of $2,517m and $513m respectively. Of the undrawn committed facilities, $10m expires within one year and $1,172m after two but within five years (2007 — undrawn committed facilities: $1,270m of which $91m expired within one year and $1,179m after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at their amortised cost which is materially the same as their fair value.

In May 2007, the Group entered into a committed $2,500m revolving multicurrency loan facility. This facility comprised a $1,000m 364 day facility, which was extended into a term loan for a further 4 years in May 2008 by the giving of notice by the Group, and a five year $1,500m revolving loan facility. In 2008, the term loan and the drawings under the revolving facility are classified as borrowings due after one year. The margin payable over LIBOR on the borrowings and the term loan is 25 basis points. The commitment fee on the undrawn amount of the revolving facility is 7.5 basis points. The Group is subject to restrictive covenants

21.	Cash and Borrowings — (continued)

under the facility agreement requiring the Group’s ratio of net debt (excluding derivatives) to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt (excluding derivatives), EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 11 March 2009, the Group was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand	Between one and two years	Between two and five years	After five years	Total
	($ million)
At 31 December 2008:
Non-derivative financial liabilities:
Bank overdrafts and loans	135	27	1,369	–	1,531
Trade and other payables	544	–	–	–	544
Acquisition consideration	11	5	33	–	49
Finance lease liabilities	7	5	11	18	41
Other loans	1	1	1	–	3
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts — outflow	751	–	–	–	751
Currency swaps/forward foreign exchange contracts — inflow	(747)	–	–	–	(747)
Interest rate basis swaps — gross outflow	30	–	–	–	30
Interest rate basis swaps — gross inflow	(16)	–	–	–	(16)

	716	38	1,414	18	2,186

At 31 December 2007:
Non-derivative financial liabilities:
Bank overdrafts and loans	1,428	1	3	–	1,432
Trade and other payables*	525	–	–	–	525
Acquisition consideration	14	18	33	–	65
Finance lease liabilities	9	7	12	21	49
Other loans	12	1	1	1	15
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts — outflow	643	–	–	–	643
Currency swaps/forward foreign exchange contracts — inflow	(624)	–	–	–	(624)
Interest rate basis swaps — gross outflow	18	–	–	–	18
Interest rate basis swaps — gross inflow	(18)	–	–	–	(18)

	2,007	27	49	22	2,105

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet that are based on discounted cash flows.

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

22.	Financial Instruments and Risk Management

Foreign Exchange Exposures

The Group operates in 32 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to limit the impact of foreign exchange movements on equity by holding liabilities in the same currencies as the Group’s non US Dollar assets. These liabilities take the form of either borrowings or currency swaps. The Group designates a portion of the foreign currency borrowings in non-operating units as net investment hedges. As at 31 December 2008, CHF331m of the Group’s borrowings were designated as net investment hedges; the movement in the fair value of these hedges attributable to changes in exchange rates is recognised directly in reserves. The fair value of these borrowings at 31 December 2008 was $311m. It is the Group’s policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

Foreign exchange variations affect trading results in two ways. Firstly on translation of overseas sales and profits into US Dollars and secondly, transactional exposures arising where some or all the costs of sale are incurred in a different currency from the sale. The principal transactional exposures arise as the proportion of costs in US Dollars, Sterling and Swiss Francs exceed the proportion of sales in each of these currencies and correspondingly the proportion of sales in Euros exceeds the proportion of costs in Euros.

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are used to increase the hedges to 100% of the exposure. The cash flows relating to cash flow hedges are expected to occur within twelve months of inception and the profits and losses on the hedges are expected to enter into the determination of profit (within cost of goods sold) within a further twelve month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2008, the Group had contracted to exchange within one year the equivalent of $652m (2007 — $480m).

Based on the Group’s borrowings as at 31 December 2008, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $78m (2007 — $106m). Excluding borrowings held in the same currency as the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $52m (2007 — $72m). Excluding borrowings designated as net investment hedges, the increase would be $21m (2007 — $26m), this increase would be fully offset by corresponding movements in group loan values.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2008 would have been $16m lower (2007 — $24m) which would be recognised through the hedging reserve. Similarly, if Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2008 would have been $19m higher (2007 — $17m).

A 10% strengthening of the US Dollar against all other currencies at 31 December would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Since it is the Group’s policy to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges, the net impact of transaction related foreign exchange on the income statement from a movement in exchange rates is not significant.

22.	Financial Instruments and Risk Management — (continued)

Interest Rate Exposures

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Group uses floating to fixed interest swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in equity, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest rate swaps match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items. The Group had fixed future interest rates on borrowings totalling $819m at 31 December 2008 (2007 — $710m) for a period of one year.

Based on the Group’s borrowings as at 31 December 2008, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $5m (2007 — $6m). Excluding the impact of the Group’s interest rate hedges, the increase in the interest charge would be $13m (2007 — $13m). Similarly if interest rates were to increase by 100 basis points in all currencies, the fair value of the Group’s interest rate swaps would increase equity by $7m (2007 — $7m). A decrease in interest rates by 100 basis points in all currencies would have had an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2008 was $38m (2007 — $1m) being the gross debit fair value on forward foreign exchange contracts, interest rate swaps and currency swaps. The maximum credit risk exposure on cash and bank at 31 December 2008 was $145m (2007 — $170m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 20 of the Notes to the Group Accounts.

22.	Financial Instruments and Risk Management — (continued)

Currency and Interest Rate Profile of Interest Bearing Liabilities and Assets

In 2008, the Group entered into a series of interest rate swaps to fix the monthly interest payable on $819m (2007 — $710m) of the Group’s floating rate borrowings for a period of one year. The swaps are denominated in US Dollars, Euros and Swiss Francs. Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings	Currency swaps	Total liabilities	Floating rate liabilities	Fixed rate liabilities	Weighted average interest rate	Weighted average time for which rate is fixed
			($ million)			(%)	(Years)
At 31 December 2008:
US Dollar	635	–	635	264	371	4.1	1
Swiss Franc	348	13	361	140	221	3.0	1
Euro	379	21	400	142	258	4.7	1
Other	111	65	176	176	–	–	–

Total interest bearing liabilities	1,473	99	1,572	722	850

At 31 December 2007:
US Dollar	382	–	382	160	222	5.3	2
Swiss Franc	410	2	412	141	271	3.3	1
Euro	512	10	522	267	255	4.8	1
Other	174	87	261	261	–	–	–

Total interest bearing liabilities	1,478	99	1,577	829	748

$31m (2007 — $38m) of fixed rate liabilities relate to finance leases and $819m (2007 — $710m) relates to hedged borrowings under the $2,500m facility. In addition to the above, the Group has liabilities due for acquisition consideration (denominated in US Dollars, Australian Dollars, Euro and Yen) totalling $47m (2007 — $61m) on which no interest is payable (see Note 23 of the Notes to the Group Accounts). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on short-term borrowings as at 31 December 2008 was 2% (2007 — 4%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank	Currency swaps	Total assets	Floating rate assets
	($ million)
At 31 December 2008:
US Dollars	20	95	115	115
Other	125	–	125	125

Total interest bearing assets	145	95	240	240

At 31 December 2007:
US Dollars	32	97	129	129
Other	138	–	138	138

Total interest bearing assets	170	97	267	267

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2008 or 31 December 2007.

22.	Financial Instruments and Risk Management — (continued)

Fair Value of Financial Assets and Liabilities

Forward foreign exchange contracts that are taken out as hedges are fair valued. Management considers that the carrying amount of trade and other receivables approximates the fair value.

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. At 31 December 2008 and 31 December 2007, the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

For currency and interest rate derivatives fair value represents the estimated amount the Group would pay or receive if the transaction was terminated. These are calculated using standard market calculation conventions with reference to the relevant published closing interest rates and spot and forward exchange rates taken from an active market.

23.	Payables

	2008	2007*
	($ million)
Trade and other payables due within one year:
Trade and other payables	544	525
Current liability derivatives — currency swaps — (Note 21)	4	2
Current liability derivatives — forward foreign exchange contracts	34	19
Current liability derivatives — interest rate swaps	14	2
Acquisition consideration	11	14

	607	562

Other payables due after one year:
Acquisition consideration	36	47

Amounts falling due after more than one year are payable as follows: $4m in 2010 and $32m in 2011 (2007 — $18m in 2009 and $29m in 2010). Trade payables are not interest bearing and are stated at their nominal value. Management consider that the carrying amount of trade payables approximates the fair value.

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

24.	Provisions

	Rationalisation and Integration	Liability	Total
	($ million)
At 1 January 2008	53	60	113
Exchange adjustment	(2)	–	(2)
Charge to income statement	22	23	45
Utilisation	(40)	(11)	(51)

At 31 December 2008	33	72	105

Provisions — due within one year	23	31	54
Provisions — due after one year	10	41	51

At 31 December 2008	33	72	105

Provisions — due within one year	38	42	80
Provisions — due after one year	15	18	33

At 31 December 2007	53	60	113

24.	Provisions — (continued)

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

Included within the liability provision is $30m (2007 — $40m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 34 of the Notes to the Group Accounts). In addition, $124m (2007 — $114m) has been provided against other receivables relating to this issue. In 2007, this provision was increased by $22m to reflect an increase in anticipated costs to settle outstanding and future claims.

25.	Deferred Taxation

	2008	2007*
	($ million)
Deferred tax assets	214	136
Deferred tax liabilities	(46)	(57)

Net position at 31 December	168	79

The movement in the year in the Group’s net deferred tax position was as follows:

At 1 January	79	75
Exchange adjustment	(5)	(1)
Credit to income — current year	19	37
Credit/(charge) to income — prior years	3	(1)
Acquisitions/disposals	1	(39)
Credit to equity	71	8

At 31 December	168	79

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement benefit obligation	Macrotextured claim	Other*	Total*
	($ million)
Deferred tax assets:
At 1 January 2007	24	54	32	110
Exchange adjustment	–	–	5	5
Credit/(charge) to income — current year	1	(1)	35	35
Credit to income — prior years	–	–	6	6
(Charge)/credit to equity	(11)	–	4	(7)
Transfers	–	–	(13)	(13)

At 31 December 2007	14	53	69	136
Exchange adjustment	–	–	(6)	(6)
(Charge)/credit to income — current year	–	(1)	24	23
Credit to income — prior years	–	–	5	5
Credit to equity	52	–	–	52
Acquisitions	–	–	1	1
Transfers	–	–	3	3

At 31 December 2008	66	52	96	214

25.	Deferred Taxation — (continued)

The Group has unused tax losses of $34m (2007 — $60m) available for offset against future profits. A deferred tax asset has been recognised in respect of $5m (2007 — $6m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

	Accelerated tax depreciation	Intangible assets*	Other	Total*
	($ million)
Deferred tax liabilities:
At 1 January 2007	(33)	(24)	22	(35)
Exchange adjustment	(2)	(1)	(3)	(6)
Credit/(charge) to income — current year	2	4	(4)	2
(Charge)/credit to income — prior years	(3)	2	(6)	(7)
Credit to equity	–	–	15	15
Acquisitions — (Note 32)	(2)	(28)	(9)	(39)
Transfers	(6)	10	9	13

At 31 December 2007	(44)	(37)	24	(57)
Exchange adjustment	6	2	(7)	1
(Charge)/credit to income — current year	(3)	4	(5)	(4)
Charge to income — prior years	–	–	(2)	(2)
Credit to equity	–	–	19	19
Transfers	–	(3)	–	(3)

At 31 December 2008	(41)	(34)	29	(46)

*	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

26.	Called Up Equity Share Capital

	Ordinary Shares (12 2/9p)		Ordinary Shares (20¢)		Deferred Shares (£1.00)		Total
	(‘000)	($ million)	(‘000)	($ million)	(‘000)	($ million)	($ million)
Authorised
At 31 December 2006	–	–	1,223,591	245	50	–	245
At 31 December 2007	–	–	1,223,591	245	50	–	245
At 31 December 2008	–	–	1,223,591	245	50	–	245

Allotted, issued and fully paid
At 1 January 2006	940,638	203	–	–	–	–	203
Share options	52	–	–	–	–	–	–

At 23 January 2006	940,690	203	–	–	–	–	203
Cancellation of 12 2/9 p shares	(940,690)	(203)	–	–	–	–	(203)
Creation of deferred shares and ordinary 20¢ shares	–	–	940,690	188	50	–	188
Share options	–	–	2,793	1	–	–	1

At 31 December 2006	–	–	943,483	189	50	–	189
Share options	–	–	4,025	1	–	–	1

At 31 December 2007	–	–	947,508	190	50	–	190
Share options	–	–	2,382	–	–	–	–

At 31 December 2008	–	–	949,890	190	50	–	190

26.	Called Up Equity Share Capital — (continued)

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

Other than the share buy-back programme detailed in Note 29 of the Notes to the Group Accounts the Group is not subject to any imposed capital requirements.

The Group considers the capital that it manages to be as follows:

	2008	2007	2006
	($ million)
Called up equity share capital	190	190	189
Share premium account — (Note 27)	375	356	329
Treasury shares — (Note 29)	(823)	(637)	(1)
Accumulated profits and other reserves — (Note 27)	1,957	1,907	1,657

	1,699	1,816	2,174

27.	Reserves

	2008	2007	2006
	($ million)
Share Premium
At 1 January	356	329	299
Cancellation of 12 2/9 p shares on share redenomination	–	–	(299)
Issue of shares on share redenomination	–	–	314
Premium on new shares issued on exercise of share options	19	27	15

At 31 December	375	356	329

On 23 January 2006 the Ordinary Shares of 12 2/9p were redenominated to US Dollar shares of 20¢ each by means of a Court approved reduction in share capital, creation of a capital redemption reserve and subsequent issue and allotment of new Ordinary Shares of 20¢ each on the basis of one new share for one existing share held.

Other Reserves (i)
At 1 January	96	63	22
Cancellation of 12 2/9 p shares on share redenomination	–	–	502
Issue of new shares on share redenomination	–	–	(502)
Exchange differences on translation	(57)	94	59
Exchange on borrowings classified as net investment hedges	(42)	(47)	–
Cumulative translation adjustment on disposal of the joint venture	–	–	(14)
Gains/(losses) on hedging instruments charged to equity	8	(14)	–
Gains on hedging instruments transferred from equity to the income statement	(4)	–	(4)

At 31 December	1	96	63

(i)	The cumulative translation adjustments within Other Reserves at 31 December 2008 were $11m (2007 — $110m, 2006 — $63m).

Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

Accumulated Profits
At 1 January	1,811	1,594	915
Actuarial (losses)/gains on defined benefit plans	(215)	(22)	30
Taxation on items taken directly to or transferred from equity	71	8	(11)

Net (expense)/income recognised directly in equity	(144)	(14)	19
Share based payment recognised in the income statement	24	23	14
Cost of shares transferred to beneficiaries	(3)	(4)	(3)
Attributable profit for the year	377	316	745
Equity dividends paid in the year — (Note 11)	(109)	(104)	(96)

At 31 December	1,956	1,811	1,594

Minority Interests
At 1 January	–	–	–
Acquisition of minority interests — (Note 32)	–	4	–
Minority interest share of profit (net of taxation of nil)	–	–	–
Purchases of minority interests — (Note 32)	–	(4)	–

At 31 December	–	–	–

28(a).	Share Based Payments — Share Option Schemes

Employee Schemes

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (“SAYE”) scheme) is available to all employees in the UK employed by participating Group companies, subject to three months service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Canada, Denmark, Finland, Germany, Hong Kong, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Together all of the plans referred to above are termed the “Employee Schemes”.

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

Under the terms of the Executive Schemes, the Remuneration Committee, consisting of Non-Executive Directors, may approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs or Ordinary Shares. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher (the market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant). For Executive Schemes adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or, for the US Plan, the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options become cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, the 2001 US Plan options granted become cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 1990 International Executive Share Option Scheme and the 2004 Plan are open to senior managers worldwide. The 2001 UK Unapproved Share Option Plan is open to senior managers outside the US and the US Plan is open to senior managers in the US, Canada, Mexico and Puerto Rico.

The maximum term of options granted, under all schemes, is 10 years from the date of grant. All share option schemes except for the Stock Appreciation Rights Plan (detailed on page 120) are settled in shares.

28(a).	Share Based Payments — Share Option Schemes — (continued)

At 31 December 2008 21,681,000 (2007 — 21,028,000, 2006 — 20,849,000) options were outstanding under share option schemes as follows:

	Number of shares	Range of option exercise prices	Weighted average exercise price
	(Thousand)	(Pence)	(Pence)
Employee Schemes:
Outstanding at 1 January 2006	3,757	221.2 – 526.0	364.7
Granted	1,511	348.0 – 451.0	350.6
Forfeited	(486)	289.2 – 526.0	398.3
Exercised	(843)	221.2 – 425.0	311.4
Expired	(2)	221.2 – 296.0	270.0

Outstanding at 31 December 2006	3,937	289.2 – 526.0	369.4
Granted	1,077	455.5 – 600.5	459.7
Forfeited	(470)	296.0 – 498.0	379.5
Exercised	(856)	289.2 – 526.0	353.0
Expired	(10)	296.0 – 348.0	335.8

Outstanding at 31 December 2007	3,678	296.0 – 600.5	397.9
Granted	906	507.0 – 640.0	509.3
Forfeited	(359)	296.0 – 581.0	408.7
Exercised	(633)	296.0 – 526.0	368.2
Expired	(59)	296.0 – 498.0	379.9

Outstanding at 31 December 2008	3,533	321.0 – 640.0	427.4

Options exercisable at 31 December 2008	168	321.0 – 526.0	398.3

Options exercisable at 31 December 2007	602	296.0 – 498.0	362.9

Options exercisable at 31 December 2006	55	289.2 – 403.0	321.7

Executive Schemes:
Outstanding at 1 January 2006	15,260	145.0 – 582.9	437.6
Granted	5,166	434.0 – 516.5	509.7
Forfeited	(991)	335.4 – 574.0	516.4
Exercised	(2,001)	145.0 – 546.6	311.1
Expired	(522)	145.0 – 580.2	472.4

Outstanding at 31 December 2006	16,912	145.0 – 582.9	478.1
Granted	5,209	615.0 – 637.7	629.5
Forfeited	(1,618)	409.5 – 637.7	554.5
Exercised	(3,153)	145.0 – 514.0	340.0

Outstanding at 31 December 2007	17,350	145.0 – 637.7	525.0
Granted	5,129	465.5 – 680.5	615.1
Forfeited	(1,073)	409.5 – 637.5	559.5
Exercised	(2,696)	265.0 – 637.5	584.1
Expired	(562)	145.0 – 637.7	575.3

Outstanding at 31 December 2008	18,148	183.5 – 680.5	592.5

Options exercisable at 31 December 2008	5,049	183.5 – 672.5	593.2

Options exercisable at 31 December 2007	5,012	145.0 – 581.5	444.0

Options exercisable at 31 December 2006	5,328	145.0 – 552.0	386.5

28(a).	Share Based Payments — Share Option Schemes — (continued)

The weighted average remaining contractual life of options outstanding at 31 December 2008 was 4.6 (2007 — 4.9 years, 2006 — 5.3 years) years for Executive Schemes and 1.7 (2007 — 2.5 years, 2006 2.7 years) years for Employee Schemes.

The weighted average share prices during each year were as follows:

2006	483 pence
2007	601 pence
2008	579 pence

Options granted during the year were as follows:

	Options granted	Weighted average fair value per option at grant date	Weighted average share price at grant date	Weighted average exercise price	Weighted average option life
	(Thousand)	(Pence)	(Pence)	(Pence)	(Years)
Employee Schemes	906	192.0	616.0	509.3	3.9
Executive Schemes	5,129	191.3	618.5	615.1	6.5

The weighted average fair value of options granted under employee schemes during 2007 was 196p (2006 — 167p) and those under executive schemes during 2007 was 202p (2006 — 150p).

Options granted in 2008, 2007 and 2006 under the executive schemes were valued using a binomial model. Options granted under employee schemes were valued using the Black-Scholes option model as management considered that options granted under these schemes are exercised within a short period of time after the vesting date. Options granted under each scheme are valued separately and a weighted average fair value calculated.

The binomial model was used for executive schemes so that proper allowance is made for the possibility of early exercise. At the 2008 grant management expected 95% of the options granted under the 2001 Executive Scheme to vest (2007 — 95%, 2006 — 95%) and 60% of the 2004 Executive Scheme to vest (2007 — 60%, 2006—60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest. This includes the effects of any modifications to the share schemes during the year. In 2005 the Group announced its intention to report its results in US Dollars with effect from 2006. For the 2005 awards, the Remuneration Committee decided to retain the same performance targets but base them on US Dollar numbers over the life of the award. In order to reflect the different EPSA growths under US Dollar reporting the estimates of final vesting were amended for schemes with this criteria. To the extent that this is a modification, there was no effect on the charge in the income statement. Commencing in 2006 the impact on the share based payment charge in the income statement over the life of the options was an additional charge of approximately $1m. There was no effect on the fair value of the share based payments as a result of this change.

28(a).	Share Based Payments — Share Option Schemes — (continued)

For all schemes the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee schemes			Executive schemes
	2008	2007	2006	2008	2007	2006
	(%, except Expected Life in years)
Dividend yield	1.0	1.0	1.5	1.0	1.0	1.5
Expected volatility (i)	25.0	23.0	25.0	25.0	23.0	25.0
Risk free interest rate (ii)	4.5	5.0	4.8	4.5	5.0	4.5
Expected life in years (iii)	3.9	4.0	3.9	6.5	6.3	6.6

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Scheme’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2007 — 5%, 2006 — 5%) of Executive Scheme option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2007 — 50%, 2006 — 50%) of Executive Scheme option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the 2004 Plan and 25% for the 2001 Plans (2007 — 50% for the 2004 Plan and 25% for the 2001 Plans, 2006 — 50% for the 2004 Plan and 25% for the 2001 Plans).

Summarised information about options outstanding under the share option schemes at 31 December 2008 is as follows:

	Number outstanding	Weighted average remaining contract life
	(Thousand)	(Years)
Employee Schemes:
321.0p to 438.5p (i)	1,673	0.7
438.5p (i) to 640.0p	1,860	2.6

	3,533	1.7

Executive Schemes:
183.5p to 438.5p (i)	1,837	1.1
438.5p (i) to 680.5p	16,311	4.9

	18,148	4.6

(i)	The split has been determined based on the year-end share price of 438.5p.

85,135 (2007 — 163,823, 2006 — 259,054) options remain outstanding under the 1999 and 2000 Stock Appreciation Rights Plan and at 31 December 2008 these have a fair value liability of nil (2007 — $1m, 2006 — $2m) which is materially the same as intrinsic value.

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

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long-term incentive plans is nil. The LTIP and PSP contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 15% (2007 — 20%, 2006 — 20%) has been assumed with the constituents of the group. A correlation of 15% (2007 — 20%, 2006 — 30%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 28 (a) of the Notes to the Group Accounts.

At 31 December 2008 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

	LTIP	PSP	CIP	Total
	(Number of shares in thousands)
Outstanding at 1 January 2006	445	1,862	620	2,927
Awarded	–	1,484	266	1,750
Vested	(218)	–	–	(218)
Forfeited	(227)	(367)	(90)	(684)

Outstanding at 31 December 2006	–	2,979	796	3,775
Awarded	–	1,793	320	2,113
Vested	–	–	(235)	(235)
Forfeited	–	(1,449)	(121)	(1,570)

Outstanding at 31 December 2007	–	3,323	760	4,083
Awarded	–	1,588	384	1,972
Vested	–	(135)	(89)	(224)
Forfeited	–	(959)	(305)	(1,264)

Outstanding at 31 December 2008	–	3,817	750	4,567

The weighted average remaining contractual life of awards outstanding at 31 December 2008 was 1.5 years (2007 — 1.3 years, 2006 — 1.5 years) for the PSP and 1.3 years (2007 — 1.2 years, 2006 — 1.3 years) for the CIP.

From 2009, the CIP will be replaced by a deferred bonus plan. This plan is designed to encourage executives to build-up and maintain a significant shareholding in the Company. Under the plan, one third of any bonus earned at target level or above by an executive director will be compulsorily deferred into shares which vest, subject to continued employment, in equal annual tranches over three years (i.e. one third each year). No further performance conditions will apply to the deferred shares.

28(c).	Share Based Payments — Charge to Income Statement

The expense charged to the income statement for share based payments is as follows:

	2008	2007	2006
	($ million)
Granted in current year	4	9	5
Granted in prior years	20	14	9

Total share based expense for the year	24	23	14

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

In February 2007, the Group commenced a share buy-back programme of up to $1.5 billion over an initial two years. This followed an assessment of the medium term capital needs of the Group, both internally and for acquisitions whereby management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. Shares bought back are held in treasury. As announced in November 2008, the Board reviewed the programme in light of current market conditions in the financial markets and decided to suspend the share buy-back programme.

During the year, 16,285,200 (2007 — 51,955,000) Ordinary Shares were purchased at a cost of $193m (2007 — $640m). During 2008, 935,000 (2007 — 305,000) Ordinary Shares were transferred out of treasury, at their weighted average cost, to the Smith & Nephew Employee’s Share Trust. Shares totalling 365,000 were transferred out of treasury following the exercise of the international, UK and Save As You Earn (“SAYE”) share options leaving 66,635,000 shares (2007 — 51,650,000) in treasury at 31 December 2008.

Treasury shares represent the holding of the Parent Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 36 of the Notes to the Group Accounts) and the shares bought back as part of the share buy back programme.

	2008	2007	2006
	($ million)
At 1 January	637	1	4
Treasury shares purchased	193	640	–
Shares transferred to Group beneficiaries	(7)	(4)	(3)

At 31 December	823	637	1

30.	Cash Flow Statement

Analysis of (Net Debt)/Net Cash

	Cash	Overdrafts	Borrowings due within one year	Borrowings due after one year	Loan Notes	Net currency swaps	Total
	($ million)
At 1 January 2006	151	(86)	(55)	(211)	(86)	(19)	(306)
Net cash flow	182	39	5	200	88	10	524
Loan Notes issued on acquisition	–	–	–	–	(15)	–	(15)
Exchange adjustment	13	(8)	3	(4)	(4)	7	7

At 31 December 2006	346	(55)	(47)	(15)	(17)	(2)	210
Net cash flow	(185)	(5)	(1,201)	106	17	14	(1,254)
Facility fee (i)	–	–	(6)	–	–	–	(6)
New finance leases	–	–	(1)	(6)	–	–	(7)
Acquired on acquisition — (Note 32)	–	–	(62)	(119)	–	–	(181)
Exchange adjustment	9	(1)	(64)	(2)	–	(14)	(72)

At 31 December 2007	170	(61)	(1,381)	(36)	–	(2)	(1,310)
Net cash flow	(16)	34	49	(80)	–	(5)	(18)
Other non-cash changes (ii)	–	–	1,248	(1,248)	–	–	–
Facility fee (i)	–	–	–	2	–	–	2
Exchange adjustment	(9)	4	(8)	4	–	3	(6)

At 31 December 2008	145	(23)	(92)	(1,358)	–	(4)	(1,332)

(i)	In 2007 the facility fee of $6m was recognised as a prepayment and charged to income on a straight line basis over the term of the facility. During 2008 $2m of this prepayment was reclassified as borrowings following the term out of the loan.
(ii)	Non-cash changes comprise transfers between categories of borrowings following the Group exercising its option to extend the term of its revolving multicurrency loan facilities (see Note 21 of the Notes to the Group Accounts).

Reconciliation of Net Cash Flow to Movement in (Net Debt)/Net Cash

	2008	2007	2006
	($ million)
Change in cash net of overdrafts in the year	18	(190)	221
Settlement of currency swaps	(5)	14	10
Change in borrowings (including Loan Notes)	(31)	(1,078)	293

Change in net debt from net cash flow	(18)	(1,254)	524
New finance leases	–	(7)	–
Facility fee paid	2	(6)	–
Loan Notes issued	–	–	(15)
Borrowings and finance leases acquired on acquisition — (Note 32)	–	(181)	–
Exchange adjustment	(6)	(72)	7

Change in net debt in the year	(22)	(1,520)	516
Opening (net debt)/net cash	(1,310)	210	(306)

Closing (net debt)/net cash	(1,332)	(1,310)	210

Cash and Cash Equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.

	2008	2007	2006
	($ million)
Cash and bank	145	170	346
Bank overdrafts	(23)	(61)	(55)

Cash and cash equivalents	122	109	291

31.	Currency Translation

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Average rates
	2008	2007	2006
Sterling	1.84	2.00	1.86
Euro	1.46	1.37	1.27
Swiss Franc	0.92	0.83	0.80

	Year-end rates
	2008	2007	2006
Sterling	1.44	1.99	1.96
Euro	1.39	1.46	1.32
Swiss Franc	0.94	0.88	0.82

32.	Acquisitions

2009

In 2009 Smith & Nephew reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159m from CHF1,086m ($889m at the then prevailing rates) paid in May 2007. As part of the agreement the parties have resolved their disputes on the contractual purchase price adjustments. In addition, Smith & Nephew is releasing the vendors from substantially all of their warranties, including those relating to taxation, under the original purchase agreement and has dropped all existing claims under the original warranties.

The Group has concluded that this is a non-adjusting post balance sheet event that will be recorded by March 2009. This event has no impact on the income statement.

2008

The aggregate impact of acquisitions that occurred during the year is set out below. The acquisitions primarily relate to minority interest and distributor buyouts, as a result of the Plus acquisition concluded in 2007. There is no material difference between the fair value and book value of the net assets acquired.

$ million
Deferred taxation	1
Intangible assets	1

Assets acquired	2
Goodwill (i)	(2)

Cost of acquisition	–

Discharged by
Cash	2
Deferred consideration (i)	(2)

–

(i)	Relating to the reversal of goodwill allocated previously on the basis of contingent consideration.

In 2008, deferred consideration of $14m in respect of the previous years’ acquisitions was paid.

32.	Acquisitions — (continued)

2007

Plus Orthopedics Holding AG

On 31 May 2007 the Group acquired 100% of the issued share capital of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF1,086m ($889m) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment. At 31 December 2007 the cost of the Plus acquisition was allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. In 2008, fair value adjustments were revised to reflect improved knowledge of the Plus business. The final allocation of the purchase price that was completed by 31 May 2008 (in accordance with the time line stipulated in IFRS 3 Business Combinations) and the balance sheet as at 31 December 2007 has been adjusted as follows:

	Pre-acquisition carrying amounts	Provisional fair value adjustments	Fair value to Group reported in 2007	Final fair value adjustments	Fair value to Group reported in 2008
	($ million)
Property, plant and equipment	81	(2)	79	(1)	78
Intangible assets — acquisition intangibles	–	240	240	(27)	213
Intangible assets — other	10	(8)	2	–	2
Investments in associates	6	4	10	–	10
Deferred taxation assets	19	(19)	–	–	–
Inventories	106	66	172	(3)	169
Trade and other receivables	128	–	128	15	143
Loans and borrowings	(181)	–	(181)	–	(181)
Deferred taxation liabilities	(4)	(34)	(38)	7	(31)
Retirement benefit obligation	(6)	(16)	(22)	–	(22)
Trade and other payables	(125)	(4)	(129)	(16)	(145)

Net assets	34	227	261	(25)	236

Equity attributable to minority interests (i)			(4)	–	(4)
Goodwill on acquisition			463	25	488

Cost of acquisition			720	–	720

Discharged by:
Cash			726	–	726
Cash acquired in Plus			(18)	–	(18)
Costs associated with acquisition			12	–	12

			720	–	720

(i)	The pre-acquisition carrying amount of the equity attributable to minority interests was $4m.

Management believes that goodwill represents the value of the workforce, the existing European corporate structure and synergies that are expected to arise from the combined group.

In 2007, from the date of acquisition on 31 May 2007, Plus products contributed $200m to revenue. It was impractible to calculate Plus’ contribution to attributable profit in 2007, since its acquisition by the Group, as significant integration had occurred during the year.

32.	Acquisitions — (continued)

As part of the acquisition of Plus, the Group assumed the following minority interests which were previously minority interests under the Plus Group:

Minority Interests	Country	%
Plus Orthopedics Italy Srl	Italy	10%
XMedica Srl	Italy	10%
Plus Orthopedics Netherlands BV	Netherlands	49%
Plus Orthopedics Hellas S.A.	Greece	10%
LifeTek LLC (i) (ii)	US	10%
Biograft de Mexico, S.A. de C.V. (i)	Mexico	12.7%
Endoplant GmbH	Germany	6%
Plus Orthopedics GmbH (ii)	Germany	4%
Endocare Medizinische Geräte Vertriebs — GmbH (iii)	Germany	23.2%

(i)	The minority interests in LifeTek LLC and Biograft de Mexico, S.A. de C.V. were disposed of in November 2008 generating a loss of $0.6m.
(ii)	These companies were consolidated with no related minority interest due to deferred purchase consideration agreements.
(iii)	Still held at 31 December 2008.

Subsequent to the Plus acquisition the Group acquired Plus’ Australian distributor and the minority interests in the Netherlands and Greece for a total of $13m in cash and $6m of contingent consideration. This was allocated as inventory of $3m, goodwill of $12m and a reduction in minority interests of $4m.

In addition to the above, the Group acquired Plus’ minority interest in Plus Orthopedics GmbH (Germany) and thereby settled deferred consideration accrued of $25m.

BlueSky Medical Group, Inc

On 10 May 2007, the Group acquired 100% of the issued share capital of BlueSky Medical Group Inc., (“BlueSky”) for an initial payment of $15m with further milestone payments of up to $95m related to revenues and other events. The company developed products for treating chronic wounds using negative pressure wound therapy and marketed a range of negative pressure pumps and wound dressing kits. This has been integrated into the Group’s Advanced Wound Management business segment. BlueSky’s assets and liabilities are included in the Group’s balance sheet at fair value at the date of acquisition as follows:

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

			50

In addition to the cash consideration of $15m, the Group is committed to paying future milestone payments totalling $95m on the achievement of certain milestones. The Group assessed the present value of the probable milestone payments to be $34m.

32.	Acquisitions — (continued)

Management believes that the goodwill arising on the acquisition of BlueSky represents the synergies expected to be achieved.

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

			73

The fair value adjustments reflect the recognition of intangible assets, deferred tax thereon and the recognition of tax losses available to the Group. This acquisition gave the Group access to intellectual property and technology for use in cartilage repair and management believes that goodwill represents the value of the synergies that are expected to arise for the Group.

During 2008 the Group recorded an impairment charge of $14m against one of the intangible assets acquired as part of this acquisition.

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

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $27m (2007 — $5m).

Under the Group’s acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp., amounts of up to $8m (2007 — $8m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further $20m (2007 — $20m) contingent on achievement of sales milestones.

As part of the Group’s acquisition of BlueSky Medical Group Inc., a further $55m (2007 — $55m) could become payable on achievement of sales milestones. This is in addition to the milestones that management considers probable that have been recognised in the acquisition cost at their present fair value (see Note 32 of the Notes to the Group Accounts).

The Group is contractually committed to four milestone payments, which total $60m (2007 — $60m), related to the US approval and commercialisation of DUROLANE which may become payable under the terms of the agreement with Q-MED AB signed in June 2006.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2008	2007
	($ million)
Land and buildings:
Within one year	26	26
After one and within two years	16	18
After two and within three years	12	14
After three and within four years	8	12
After four and within five years	6	9
After five years	17	31

	85	110

Other assets:
Within one year	21	21
After one and within two years	15	14
After two and within three years	7	8
After three and within four years	2	2

	45	45

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2008	2007
	($ million)
Within one year	7	9
After one and within two years	5	7
After two and within three years	4	5
After three and within four years	4	4
After four and within five years	3	3
After five years	18	21

Total minimum lease payments	41	49
Discounted by imputed interest	(10)	(11)

Present value of minimum lease payments	31	38

Present value of minimum lease payments can be split out as: $5m (2007 — $9m) due within one year, $12m (2007 — $15m) due between one to five years and $14m (2007 — $14m) due after five years.

34.	Contingencies

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims and patent infringement. The Group is also party to other legal proceedings in the normal course of business. Other than as set out below, the Group considers that these will not result in any material adverse effect on the Group’s results of operations or financial position.

In August 2003 the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. As at that date, 2,971 components had been implanted of which approximately 2,471 were in the US, 450 in Australia and 50 in Europe, the first component having been implanted in December 2001. As at 31 December 2008, 1,044 implants required revision surgery as a result of some patients not achieving adequate fixation and settlements had been agreed with patients in respect of 997 of these revisions.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of this amount has since been applied to settlements of such claims. The key variables in assessing the adequacy of the provision are the number of revisions likely to arise and the average cost of settling patient claims for those revisions. Management believes that the $30m provision remaining is adequate to cover remaining claims.

To date the primary insurance carrier has paid $60m in full settlement of its policy liability. An additional $22m was received from a successful legal settlement. At 31 December 2008, $124m remains due, and the Group has sought coverage from five other excess insurers. However, these excess carriers have denied coverage, citing defences relating primarily to the wording of the insurance policies. In December 2004, the Group brought suit against them in federal district court in Memphis, Tennessee, and hearing is expected to commence in late 2009.

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

In September 2007, the US Securities and Exchange Commission (“SEC”) notified the Group that it was conducting an informal investigation of the Group, regarding possible violations of the Foreign Corrupt Practices Act in connection with the sale of medical devices in certain foreign countries. The US Department of Justice has subsequently joined the SEC’s request. The Group is cooperating fully with the US Department of Justice and the SEC regarding these matters.

In June 2008, the Group won a jury verdict in Portland, Oregon against Arthrex Inc., (“Arthrex”) for infringement of a patent relating to suture anchors. The Group was awarded approximately $15m in damages, plus approximately $6m interest and an injunction forbidding further sales of infringing suture anchors by Arthrex. On appeal by Arthrex, the Court of Appeals stayed the injunction pending a hearing. A second lawsuit against other Arthrex suture anchors has also been stayed pending the appeal. Arthrex has also asked the US Patent and Trademark Office to re-examine the patent in question. A decision on the appeal is not expected before the end of 2009. Whilst the outcome is not certain, the Group believes that it is probable that the original decision will ultimately be upheld, and as such is required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets to disclose this matter.

35.	Retirement Benefit Obligation

The Group’s retirement benefit obligation comprises:

	2008	2007
	($ million)
Funded Plans:
UK Plan	100	80
US Plan	157	27
Other Plans (i)	46	25

	303	132
Unfunded Plans:
Other Plans (i)	19	22
Retirement Healthcare	28	30

	350	184

(i)	The analysis in this note for “Other Plans” combines both the funded and unfunded retirement benefit obligations.

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

Principal actuarial assumptions:

	2008	2007	2006
	(% per annum)
UK Plan:
Discount rate	6.1	5.8	5.1
Expected return on plan assets (i)	6.5	6.5	6.8
Expected rate of salary increases	5.2	5.3	4.9
Future pension increases	3.2	3.3	2.9
Inflation	3.2	3.3	2.9
Life expectancy of male aged 60 (in years)	28.6	28.4	24.7

US Plan:
Discount rate	5.9	6.5	5.8
Expected return on plan assets (i)	8.2	8.2	8.2
Expected rate of salary increases	5.0	5.0	5.0
Future pension increases	Nil	Nil	Nil
Inflation	2.7	2.7	3.0
Life expectancy of male aged 60 (in years)	23.0	23.0	22.0

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

35.	Retirement Benefit Obligation — (continued)

	2008	2007	2006
	(% per annum)

Other Plans:
Discount rate (ii)	3.5	4.3	4.5
Expected return on plan assets (i) (ii)	5.2	4.9	5.4
Expected rate of salary increases (ii)	2.2	3.4	4.0
Future pension increases (ii)	0.8	1.4	2.5
Inflation (ii)	1.0	2.0	2.1

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

Pension costs:

	2008	2007	2006
	($ million)
Current service cost — employer’s portion	29	29	29
Interest cost	64	55	46
Expected return on plan assets	(66)	(65)	(52)

Net defined benefit pension costs	27	19	23
Net defined contribution pension costs	24	21	20

	51	40	43

Of the $51m (2007 — $40m, 2006 — $43m) net cost for the year, $53m (2007 — $50m, 2006 — $49m) was charged to operating profit. The interest cost and expected return on plan assets are reported as other finance costs. Actuarial losses of $213m (2007 — loss of $22m, 2006 — gain of $32m) were reported in the statement of recognised income and expense making the cumulative loss to date, since the adoption of IFRS, to $293m (2007 —$80m, 2006 — $58m).

The contributions made in the year in respect of defined benefit plans were: UK Plan $23m (2007 — $20m, 2006 — $30m); US Plan $11m (2007 — $11m, 2006 — $19m); and Other Plans $9m (2007 — $8m, 2006 — $6m). The agreed contributions for 2009 in respect of the Group’s defined benefit plans are: $18m for the UK (including $10m of supplementary payments), $14m for the US plan and $9m for other defined benefit plans.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2008 there were no outstanding payments due to be paid over to the plans (2007 — nil, 2006 — nil).

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	(%)	($million)	(%)	($million)	(%)	($million)
31 December 2008
Equities	7.9	228	9.3	123	7.0	27
Bonds	4.7	165	5.5	54	4.2	25
Property	6.2	16	–	–	4.5	5
Other	4.4	7	3.9	3	3.7	19

Market value of assets		416		180		76
Present value of defined benefit obligations		(516)		(337)		(141)

Deficit: non-current liability recognised in the balance sheet		(100)		(157)		(65)

35.	Retirement Benefit Obligation — (continued)

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	(%)	($million)	(%)	($million)	(%)	($million)

31 December 2007
Equities	7.6	430	9.2	195	6.2	42
Bonds	4.4	201	5.4	59	4.1	34
Property	6.6	30	–	–	5.4	7
Other	4.4	12	4.7	2	4.4	15

Market value of assets		673		256		98
Present value of defined benefit obligations		(753)		(283)		(145)

Deficit: non-current liability recognised in the balance sheet		(80)		(27)		(47)

The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans for the last two years:

	Percentage of Plan Assets at 31 December
	2008	2007
	(%)
UK Plan
Asset Category:
Equity securities	55	64
Debt securities	39	30
Property	4	4
Other	2	2

Total	100	100

US Plan
Asset Category:
Equity securities	68	76
Debt securities	30	23
Other	2	1

Total	100	100

Other Plans
Asset Category:
Equity securities	35	43
Debt securities	33	35
Property	7	7
Other	25	15

Total	100	100

35.	Retirement Benefit Obligation — (continued)

A reconciliation of the present value of defined benefit obligations is shown in the following tables:

	2008	2007
	($ million)
UK Plan
Present value of defined benefit obligations at 1 January	753	661
Current service cost	12	13
Other finance cost	40	34
Actuarial (gains)/losses	(63)	57
Plan participant contributions	3	2
Benefits paid	(27)	(26)
Exchange adjustment	(202)	12

Present value of defined benefit obligations at 31 December	516	753

US Plan
Present value of defined benefit obligations at 1 January	283	295
Current service cost	8	10
Other finance cost	18	17
Actuarial losses/(gains)	36	(32)
Benefits paid	(8)	(7)

Present value of defined benefit obligations at 31 December	337	283

Other Plans
Present value of defined benefit obligations at 1 January	145	60
Acquisitions	–	60
Current service cost	9	6
Settlements to members	–	(7)
Other finance cost	6	4
Actuarial losses	4	12
Benefits paid	(22)	(5)
Plan participant contributions	2	6
Exchange adjustment	(3)	9

Present value of defined benefit obligations at 31 December	141	145

A reconciliation of the fair value of plan assets is shown in the following tables:

UK Plan
Fair value of plan assets at 1 January	673	617
Expected return on plan assets	39	42
Actuarial (losses)/gains	(126)	8
Plan participant contributions	3	2
Company contributions	23	20
Benefits paid	(27)	(26)
Exchange adjustment	(169)	10

Fair value of plan assets at 31 December	416	673

US Plan
Fair value of plan assets at 1 January	256	238
Expected return on plan assets	21	19
Actuarial losses	(100)	(5)
Company contributions	11	11
Benefits paid	(8)	(7)

Fair value of plan assets at 31 December	180	256

35.	Retirement Benefit Obligation — (continued)

	2008	2007
	($ million)
Other Plans - assets
Fair value of plan assets at 1 January	98	36
Acquisitions	–	38
Expected return on plan assets	6	4
Settlements to members	–	(7)
Actuarial (losses)/gains	(10)	12
Company contributions	9	8
Benefits paid	(22)	(5)
Plan participant contributions	2	6
Exchange adjustment	(7)	6

Fair value of plan assets at 31 December	76	98

The history of experience adjustments is as follows:

	Present value of defined benefit obligations	Fair value of plan assets	Deficit in plan	Experience adjustments on plan liabilities		Experience adjustments on plan assets
				Amount — gain/ (loss)	Percentage of plan liabilities	Amount — gain/ (loss)	Percentage of plan assets
	($ million)	($ million)	($ million)	($ million)	(%)	($ million)	(%)
31 December 2008:
UK Plan	(516)	416	(100)	1	–	(126)	30
US Plan	(337)	180	(157)	(5)	1	(100)	56
Other Plans	(141)	76	(65)	5	4	(10)	13
31 December 2007:
UK Plan	(753)	673	(80)	–	–	8	1
US Plan	(283)	256	(27)	1	–	(5)	2
Other Plans	(145)	98	(47)	(1)	1	12	12
31 December 2006:
UK Plan	(661)	617	(44)	15	2	20	3
US Plan	(295)	238	(57)	3	1	14	6
Other Plans	(60)	36	(24)	1	2	1	3
31 December 2005:
UK Plan	(559)	488	(71)	5	1	45	9
US Plan	(285)	196	(89)	2	1	–	–
Other Plans	(48)	27	(21)	1	2	2	7
31 December 2004:
UK Plan	(552)	407	(145)	(4)	1	10	3
US Plan	(253)	138	(115)	–	–	4	3
Other Plans	(48)	29	(19)	–	–	–	–

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $3m (2007 — $2m, 2006 — $2m). The amount receivable at 31 December 2008 was nil (2007 — nil, 2006 — nil).

35.	Retirement Benefit Obligation — (continued)

Retirement Healthcare

The Group has various obligations for the provision of retirement healthcare to employees. A reconciliation of the obligation is as follows:

	2008	2007
	($ million)
At 1 January	30	29
Exchange adjustment	(4)	1
Charge to income statement — service cost	–	1
Charge to income statement — other finance costs	2	1
Benefits paid	(2)	(2)
Actuarial losses	2	–

At 31 December	28	30

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2008		2007		2006
	UK	US	UK	US	UK	US
	(% per annum)
Discount rate	6.1	5.9	5.8	6.5	5.1	5.8
Medical cost inflation	6.5	8.7	6.7	9.0	6.3	8.0

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2008, 2007 or 2006 by more than $1m.

The assumed retirement healthcare cost trend for 2009 and thereafter is expected to be approximately 1.5% above the discount rate.

36.	Smith & Nephew Employees’ Share Trust

	2008	2007
	($ million)
At 1 January	1	1
Shares transferred from treasury shares	13	4
Shares transferred to group beneficiaries	(7)	(4)

At 31 December	7	1

The Smith & Nephew Employees’ Share Trust and the 2004 Employee Share Trust were established to hold shares relating to the Long-Term Incentive Plans. Holdings of the Parent Company’s Own Shares in respect of the Trust are disclosed in Note 29 of the Notes to the Group Accounts. The Trusts are administered by an independent professional trust company resident in Jersey and are funded by a loan from the Parent Company. The costs of the Trust are charged to the income statement as they accrue. A dividend waiver is in place in respect of those shares held under the Long-Term Incentive Plan. The waiver represents less than 1% of the total dividends paid.

At 31 December 2008, the Trusts held 0.5m (2007 — 0.3m) Ordinary Shares at an aggregate cost of $7m (2007 — $2m). 0.1m shares (2007 — 0.2m), with an original cost of $0.1m (2007 — $1m), have vested and are held under option for the benefit of directors and employees. Shares totalling 0.5m, at an aggregate cost of $7m, are included within equity on the Group balance sheet and shareholders’ funds on the Parent Company balance sheet. The market value of these shares at 31 December 2008 was $3m (2007 — $2m).

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

	2008	2007	2006
	($ million)
Sales to the associates	4	9	–
Agency fees received from the joint venture	–	–	4
Purchases from the joint venture	–	–	2
Purchases from the associates	4	3	–

Key Management Personnel

The remuneration of executive officers (including non-executive directors) during the year is summarised below:

	2008	2007	2006
	($ million)
Short-term employee benefits	12	16	13
Share-based payment	9	7	3
Pension and post employment benefit entitlements	1	1	1
Termination benefits	1	2	–

	23	26	17

Information concerning directors and executive officers’ emoluments, pension entitlements, shareholdings and share options is shown in the audited section of the “Remuneration Report”.

38.	Information About the Nature and Cost of Services Provided by Auditors

	2008	2007	2006
	($ million)
Audit services: Group accounts	1	1	1
Other services:
Local statutory audit pursuant to legislation	3	2	2
Other services pursuant to legislation	1	1	2
Taxation services:
Compliance services	1	1	1
Advisory services	2	2	2

	3	3	3
Corporate finance transactions	1	1	2

Total auditors’ remuneration	9	8	10

Arising:
In the UK	5	5	7
Outside the UK	4	3	3

	9	8	10

39.	New Accounting Standards

New IFRS Accounting Standards

The following IFRS and IFRIC interpretations, which are relevant to the Group, have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective or have not yet been adopted by the Group. Unless otherwise listed below, no other standard, amendment or interpretaton is likely to have a material effect on the Group’s results of operations or financial position.

In November 2006, the IASB issued IFRS 8 Operating Segments which is required to be implemented in the financial year commencing 1 January 2009. The IFRS requires segment information to be reported on the same basis as used by management when evaluating performance. This is not expected to change the business segments about which information is given. This IFRS was endorsed by the EU in November 2007.

In March 2007, the IASB issued an amendment to IAS 23 Borrowing Costs which the Group will adopt in the financial year commencing 1 January 2009. This amendment removes the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The Group currently applies the policy of expensing all interest costs, and will therefore be required to capitalise borrowing costs as part of the cost of such assets. This amendment was endorsed by the EU in December 2008.

In September 2007, the IASB issued a revised IAS 1 Presentation of Financial Statements which the Group will adopt in the financial year commencing 1 January 2009. This revised standard requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. This revised standard was endorsed by the EU in December 2008.

In January 2008, the IASB issued an amendment to IFRS 2 Share-based Payment. The Group will adopt this amendment in the financial year commencing 1 January 2009. The amendment clarifies the terms “vesting conditions” and “cancellation” and their related accounting treatment. This amendment does not have a material impact on the Group’s results of operations or financial position. This revised standard was endorsed by the EU in December 2008.

In February 2008, the IASB issued amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements with regards to puttable financial instruments and obligations arising on liquidation. The Group will adopt these amendments in the financial year commencing 1 January 2009. As a result of these amendments, some puttable financial instruments and obligations that currently meet the definition of a financial liability will be classified as equity. These amendments do not have a material impact on the Group’s results of operations or financial position. These amended standards have been endorsed by the EU in January 2009.

In May 2008, the IASB issued amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The Group will adopt these in the financial year commencing 1 January 2009. As a result of these amendments, upon initial recognition of an investment, the Group will be allowed an option of the previous GAAP carrying amount of the investment or its fair value as deemed cost. These amendments do not have a material impact on the Group’s results of operations or financial position. These amendments have been endorsed by the EU in January 2009.

In January 2008, the IASB issued a revised IFRS 3 Business Combinations and an amended IAS 27 Consolidated and Financial Statements. The Group will adopt these standards in the financial year commencing 1 January 2010. The amended IFRS 3 clarifies certain areas in accounting for business combinations, whilst the revised IAS 27 reduces the number of alternatives in accounting for subsidiaries in consolidated financial statements. This revised standard will be applied to all business acquisitions with an acquisition date on or after January 2010, and will have a significant impact on how an acquisition will be accounted for from that date. These revised and amended standards have not yet been endorsed by the EU.

In July 2008, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement. The Group will adopt these amendments in the financial year commencing 1 January 2010. These amendments clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. This amendment does not have a material impact on the Group’s results of operations or financial position. These amendments have not yet been endorsed by the EU.

40.	Principal Subsidiary Undertakings

The information provided below is given for principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew Orthopedics GmbH	Medical Devices	Germany
Smith & Nephew Orthopedics Hellas SA	Medical Devices	Greece
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Plus Orthopedics Holding AG	Medical Devices	Switzerland

US:
Smith & Nephew, Inc	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Co Limited	Medical Devices	China
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

PARENT COMPANY AUDITORS’ REPORT

Independent Auditors’ Report to the Shareholders of Smith & Nephew plc

We have audited the Parent Company accounts of Smith & Nephew plc for the year ended 31 December 2008 which comprise the balance sheet and the related Notes A to H. These Parent Company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the Group accounts of Smith & Nephew plc for the year ended 31 December 2008.

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

Opinion

In our opinion:

•	the Parent Company accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2008;

•	the Parent Company accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors’ Report is consistent with the Parent Company accounts.

Ernst & Young LLP

Registered auditor

London, England

17 March 2009

PARENT COMPANY BALANCE SHEET

	At 31 December
	2008	2007
	($ million)
Fixed assets:
Investments — (Note C)	3,598	1,332

Current assets:
Debtors — (Note D)	1,509	1,601
Cash and bank — (Note E)	5	22

	1,514	1,623

Creditors: amounts falling due within one year:
Borrowings — (Note E)	(2)	(1,065)
Other creditors — (Note F)	(228)	(216)

	(230)	(1,281)

Net current assets	1,284	342

Total assets less current liabilities	4,882	1,674

Creditors: amount fallings due after one year:
Borrowings — (Note E)	(1,131)	–

Total assets less total liabilities	3,751	1,674

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital — (Note G)	190	190
Share premium account — (Note G)	375	356
Capital reserve — (Note G)	2,266	–
Exchange reserve — (Note G)	(52)	(52)
Profit and loss account — (Note G)	1,795	1,817
Treasury shares — (Note G)	(823)	(637)

Shareholders’ funds	3,751	1,674

The accounts were approved by the Board and authorised for issue on 17 March 2009 and are signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

NOTES TO THE PARENT COMPANY ACCOUNTS

A.	General Information

The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. Financial information for prior periods were restated from Sterling into US Dollars in accordance with FRS 23, The Effects of Changes in Foreign Exchange Rates.

Share capital and share premium in comparative periods was translated at the rate of exchange on the date of redenomination.

B.	Accounting Policies

The separate accounts of the Parent Company are presented as required by the Companies Act 1985. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7, Financial Instruments: Disclosures, the Parent Company is exempt from FRS 29, Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 74 to 138.

The Parent Company has taken advantage of the exemption in FRS 8, Related Party Disclosures not to present its related party disclosures as the Group accounts contain these disclosures. In addition, the Parent Company has taken advantage of the exemption in FRS 1, Cash Flow Statements not to present its own cash flow statement as the Group accounts contain a consolidated cash flow.

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

B.	Accounting Policies — (continued)

Deferred Taxation (continued)

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

The disclosure relating to the Parent Company is detailed in Note 28 of the Notes to the Group accounts.

C.	Investments

($ million)
At 1 January 2008	1,332
Additions	7,508
Disposals	(4,734)
Impairment	(508)

At 31 December 2008	3,598

Investments represents holdings in subsidiary undertakings. During 2008, the Company undertook a reorganisation of its group structure which resulted in a gain on disposal of certain direct subsidiary undertakings. The resulting gain of $2,266m, which is non-distributable as the disposed subsidiary still resides within the overall group, is included within Capital Reserves.

Following the receipt of a dividend of $508m from a subsidiary undertaking, the Company recorded a corresponding impairment against the carrying value of this subsidiary.

The information provided below is given for the principal subsidiary undertakings, all of which are 100% owned, in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to Smith & Nephew’s next annual return to Companies House.

Company Name	Activity	Country of operation and incorporation
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew (Overseas) Limited	Holding Company	England & Wales

D.	Debtors

	2008	2007
	($ million)
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	1,508	1,594
Other debtors	–	1
Prepayments and accrued income	1	5

	1,509	1,600
Amounts falling due after more than one year:
Deferred taxation — other timing differences	–	1

	1,509	1,601

E.	Cash and Borrowings

	2008	2007
	($ million)
Bank loans and overdrafts due within one year or on demand	2	1,065
Bank loans due after one year	1,131	–

Borrowings	1,133	1,065
Cash and bank	(5)	(22)
Credit balances on derivatives — currency swaps (Note F)	4	2

Net debt	1,132	1,045

All currency swaps are stated at fair value. Gross US Dollar equivalents of $95m (2007 – $97m) receivable and $99m (2007 – $99m) payable have been netted and the difference of $4m is reported as credit balances on currency swaps (2007 – $2m). Currency swaps comprise foreign exchange swaps and were used in 2008 and 2007 to hedge Intragroup loans.

F.	Other Creditors

	2008	2007
	($ million)
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	197	209
Accruals and deferred income	–	3
Other creditors	9	–
Current taxation	4	–
Currency liability derivatives — interest rate swaps	14	2
Currency liability derivatives — currency swaps	4	2

	228	216

G.	Equity and Reserves

	2008							2007
	Share capital	Share premium	Treasury shares	Exchange reserves	Capital reserve	Profit and loss account	Total share- holders funds	Total share- holders funds
	($ million)
At 1 January	190	356	(637)	(52)	–	1,817	1,674	1,608
Attributable profit for the year	–	–	–	–	–	66	66	759
Equity dividends paid in the year	–	–	–	–	–	(109)	(109)	(104)
Equity instruments granted	–	–	–	–	–	24	24	23
Cost of shares transferred to beneficiaries	–	–	7	–	–	(3)	4	–
New shares issued on exercise of share options	–	19	–	–	–	–	19	28
Treasury shares purchased	–	–	(193)	–	–	–	(193)	(640)
Profit on disposal of subsidiary undertaking	–	–	–	–	2,266	–	2,266	–

At 31 December	190	375	(823)	(52)	2,266	1,795	3,751	1,674

Further information on the share capital of the Parent Company can be found in Note 26 of the Notes to the Group Accounts. The treasury shares purchased during the year of $193m (2007 – $640m) relate to the share buy-back programme detailed in Note 29 of the Notes to the Group accounts.

The total distributable reserves of the Parent Company are $920m (2007 – $1,128m). In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $66m (2007 – $759m).

G.	Reserves — (continued)

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 38 of the Notes to the Group Accounts.

H.	Contingent Liability

	2008	2007
	($ million)
Guarantees in respect of subsidiary undertakings	221	251

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

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and paid in November. Up to 2004 a final dividend for each year was recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting. Following shareholder approval in December 2005, the directors may declare and pay interim dividends. In 2006, 2007 and 2008 shareholders received two interim dividends and are expected to receive two interim dividends in 2009.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following table shows the dividends on each Ordinary Share (as increased by the associated UK tax credit of 10%, but before deduction of withholding taxes) for the fiscal years 2004 through 2008. The 2008 second interim dividend will be payable on 8 May 2009. All dividends, up to the second interim dividend for 2005, have been declared in pence per Ordinary Share and have been translated into US cents per share at the Noon Buying Rate on the payment date. All dividends from the second interim dividend for 2005 have been declared in US cents per Ordinary Share.

	Years ended 31 December
	2008		2007	2006	2005	2004
Pence per share:
Interim	3.194		2.450	2.456	2.333	2.111
Second interim	6.547	(i)	4.059	3.789	3.889	–
Final	–		–	–	–	3.556

Total	9.741		6.509	6.245	6.222	5.667

US cents per share:
Interim	5.511		5.011	4.556	4.067	3.916
Second interim	9.022		8.200	7.456	6.778	–
Final	–		–	–	–	6.532

Total	14.533		13.211	12.012	10.845	10.448

(i)	Translated at the Noon Buying rate on 11 March 2009.

Share Prices

The following table sets forth, for the periods indicated, the highest and lowest middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the UK Listing Authority and the highest and lowest sales prices of ADSs as reported on the New York Stock Exchange composite tape.

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Fiscal Year ended 31 December:
2004	6.14	4.39	59.20	40.36
2005	5.58	4.52	52.83	40.26
2006	5.71	4.00	52.65	36.95
2007	6.50	5.33	67.84	51.54
2008	6.91	4.13	68.57	30.39

Quarters in the Fiscal Year ended 31 December:
2007:
1st Quarter	6.48	5.33	64.11	51.54
2nd Quarter	6.50	5.99	64.35	59.00
3rd Quarter	6.30	5.53	64.68	54.08
4th Quarter	6.50	5.58	67.84	57.22
2008:
1st Quarter	6.91	5.77	67.35	57.09
2nd Quarter	6.91	5.39	68.57	52.69
3rd Quarter	6.68	5.20	60.08	51.55
4th Quarter	5.84	4.13	51.54	30.39
2009:
1st Quarter (through 11 March 2009)	5.53	4.47	39.63	30.57

Last Six Months:
September 2008	6.68	5.85	60.08	51.55
October 2008	5.80	4.80	51.54	36.72
November 2008	5.84	4.64	47.09	34.15
December 2008	4.68	4.13	35.28	30.39
January 2009	5.01	4.47	36.60	32.30
February 2009	5.53	4.88	39.63	34.76
March 2009 (through 11 March 2009)	4.91	4.50	33.96	30.57

INFORMATION FOR SHAREHOLDERS

Shareholder Communications

Following shareholder approval in 2007, the Company will be sending paper copies of the Annual Report only to those shareholders that have elected to receive shareholder documentation by post. ADS holders also will not be sent a hard copy unless they have elected to receive it. The document, as well as the electronic Summary Financial Statement, will be available on the Group’s website at www.smith-nephew.com and both ordinary shareholders and ADS holders can request hard copies of these documents, which will be provided free of charge. The Group will continue to send the notice of the Annual General Meeting with an accompanying letter to ordinary shareholders by post which will state that the Annual Report is available on the Group’s website. Shareholders who have elected to receive the notice electronically are informed by e-mail of the availability of the documents on the Group’s website. ADS holders will receive the form of proxy by post.

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

Financial Calendar

Quarter One results and AGM	30 April 2009
Payment of 2008 second interim dividend	8 May 2009
Half year results announced	30 July 2009 (i)
Quarter Three results announced	6 November 2009
Payment of 2009 first interim dividend	November 2009
Full year results announced	February 2010 (i)
Annual Report available	March 2010
Annual General Meeting	May 2010

(i)	Dividend declaration dates.

Dividend

The Ordinary Shares and ADSs will trade ex-dividend on both the London and New York Stock Exchanges respectively from 15 April 2009 and the record date will be 17 April 2009 in respect of the second interim dividend for the year ended 31 December 2008 of 8.12¢ per Ordinary Share to be paid on 8 May 2009. The Sterling equivalent per Ordinary Share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 15 April 2009.

Ordinary Shares

Payment of cash dividends

Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed an electronic bank transfer mandate should contact the Company’s registrar, Equiniti.

Dividend re-investment plan

The Company has a dividend re-investment plan that offers shareholders, except those in North America, the opportunity to invest their cash dividends in further Smith & Nephew Ordinary Shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2008 second interim dividend and for future dividends are available from Equiniti who administer the plan on behalf of the Company.

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

Smith & Nephew corporate ISA

The Company has a corporate Individual Savings Account (ISA), for UK shareholders, administered by the Company’s registrar. For information about this service if calling from the UK please contact their helpline on telephone 0871 384 2081 (calls to this number are charged at 8p per minute from a BT landline, other telephony providers’ costs may vary) or +44 (0) 121 415 7072 if calling from outside the UK.

Shareview

To view information about your shareholdings on the internet, register at www.shareview.co.uk, the registrars enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via the website at www.smith-nephew.com.

Shareholder enquiries

For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, UK on telephone 0871 384 2081 (calls to this number are changed are charged at 8p per minute from a BT landline, other telephony providers’ costs may vary) or +44 (0) 121 415 7072 if calling from outside the UK.

American Depositary Receipts (“ADRs”)

In the US, the Company’s Ordinary Shares are traded in the form of ADSs, evidenced by ADRs, and trade on the NYSE under the symbol SNN. Each American Depositary Share represents five Ordinary Shares. The Bank of New York Mellon is the authorised depositary bank for the Company’s ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: The Bank of New York Mellon on +1-866-259-2287 (toll-free) or visit www.bnymellon.com/shareowner.

The Company furnishes the Bank of New York Mellon, as depositary, with copies of this annual report containing Consolidated Financial Statements and the opinion expressed thereon by its independent auditors. Such financial statements are prepared under IFRS. Upon receipt thereof, the Bank of New York Mellon will mail all such reports to recorded holders who have elected to receive hard copy versions. The Company also furnishes to The Bank of New York Mellon all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York Mellon makes such notices, reports and communications available for inspection by recorded holders of ADSs and mails forms of proxy to all recorded holders of ADSs.

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and is quoted daily in the Wall Street Journal.

ADS Enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to: BNY Mellon Shareholder Services, PO Box 358516, Pittsburgh, PA 15252-8516, USA; inside the US call toll free +1-866-259-2287; internationally call +1-201-680-6825; or email shrrelations@bnymellon.com.

Annual General Meeting

The Company’s Annual General Meeting is to be held on 30 April 2009 at 11.00am at The Royal College of Physicians, 11 St Andrews Place, Regent’s Park, London, NW1 4LE, UK. Notice of the meeting has been sent to all shareholders with an accompanying letter from the Chairman.

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
UBS

SHARE CAPITAL

The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. The number of ordinary shares represented by each ADS is five. The ADR facility is sponsored by The Bank of New York Mellon acting as depositary.

All the Ordinary Shares, including those held by directors and officers, rank pari passu with each other. Following approval by shareholders at the Extraordinary General Meeting in December 2005, on 23 January 2006, the Ordinary Shares of 12 2/9 pence were redenominated as Ordinary Shares of US 20¢. The new US Dollar Ordinary Shares carry the same rights as the previous Ordinary Shares. The shares continue to be traded on the London Stock Exchange and quoted in Sterling. The ADSs continued to represent five Ordinary Shares. In order to comply with English law the Company has issued £50,000 of shares in Sterling. These were issued as Deferred Shares, which are not listed on any stock exchange and have extremely limited rights and therefore effectively have no value. These were allotted to the Chief Executive, though the Board reserves the right to transfer them to another member of the Board should it so wish.

Shareholdings

As at 11 March 2009, 8,404,235 ADSs equivalent to 42,021,175 Ordinary Shares or approximately 4.8% of the total Ordinary Shares in issue, were outstanding and were held by 98 registered holders.

As at 11 March 2009, to the knowledge of the Group, there were 22,787 registered holders of Ordinary Shares, of whom 90 had registered addresses in the US and held a total of 229,544 Ordinary Shares (less than 1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 11 March 2009, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FSA) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Disclosure and Transparency Rules:

	11 March 2009	As at 31 December
		2008	2007	2006
	(%)
Thornburg Investment Management Inc.	5.1	–	–	–
Capital Group of Companies Inc.	5.1	5.1	9.8	16.6
Newton Investment Management Limited	4.7	5.0	–	–
Legal and General Investment Management	4.1	4.5	5.2	3.4
FMR LLC	3.9	3.9	–	–
Prudential	–	3.1	–	–

	11 March 2009	As at 31 December
		2008	2007	2006
	(number in thousands)
Thornburg Investment Management Inc.	44,935	–	–	–
Capital Group of Companies Inc.	44,594	44,594	88,150	156,412
Newton Investment Management Limited	41,893	44,168	–	–
Legal and General Investment Management	35,804	40,040	46,324	31,891
FMR LLC	34,101	34,101	–	–
Prudential	–	26,945	–	–

The company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Purchase of Ordinary Shares on behalf of the Company

As announced in November 2008, in light of the current conditions in the financial markets, the share buy-back programme has been suspended. The programme will be kept under review going forward and, at the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. As at 31 December 2008, 68,240,200 (2007 — 51,955,000) ordinary shares had been purchased under the share buy-back programme that commenced in February 2007. The cost of the shares purchased in 2008 was $193m (2007 — $640m).

	Total shares purchased	Average price paid per share
	(000s)	(p)
January 2008	3,489	616
February 2008	1,990	663
March 2008	1,750	637
April 2008	350	576
May 2008	2,355	554
June 2008	2,375	579
July 2008	–	–
August 2008	2,026	636
September 2008	1,950	635

Total purchased in year to 31 December 2008	16,285	613

The shares were purchased in the open market by JP Morgan Cazenove Limited on behalf of the Company.

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

SELECTED FINANCIAL DATA

	2008	2007		2006		2005		2004
	($ million, except per Ordinary Share amounts)
Amounts in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB :

Income statement
Revenue	3,801	3,369		2,779		2,552		2,301
Cost of goods sold	(1,077)	(994)		(769)		(754)		(664)

Gross profit	2,724	2,375		2,010		1,798		1,637
Selling, general and administrative expenses	(1,942)	(1,740)		(1,353)		(1,254)		(1,225)
Research and development expenses	(152)	(142)		(120)		(122)		(122)

Operating profit	630	493		537		422		290
Net interest (payable)/receivable	(66)	(30)		10		9		7
Other finance (costs)/income	(1)	6		3		(3)		(3)
Share of results of associates	1	–		–		–		–

Profit before taxation	564	469		550		428		294
Taxation	(187)	(153)		(156)		(126)		(77)

Profit from continuing operations	377	316		394		302		217
Discontinued operations — net profit on disposal and share of results of joint venture	–	–		351		31		28

Attributable profit for the year	377	316		745		333		245

Earnings per Ordinary Share
Including discontinued operations:
Basic	42.6 ¢	34.2	¢	79.2	¢	35.5	¢	26.2	¢
Diluted	42.4 ¢	34.1	¢	78.9	¢	35.3	¢	26.0	¢
Continuing operations:
Basic	42.6 ¢	34.2	¢	41.9	¢	32.2	¢	23.2	¢
Diluted	42.4 ¢	34.1	¢	41.7	¢	32.0	¢	23.1	¢
Discontinued operations:
Basic	–	–		37.3	¢	3.3	¢	3.0	¢
Diluted	–	–		37.2	¢	3.3	¢	2.9	¢

Adjusted attributable profit
Attributable profit for the year	377	316		745		333		245
Acquisition related costs	61	111		20		–		–
Restructuring and rationalisation expenses	34	42		–		84		–
Legal settlement	–	30		–		–		154
Amortisation and impairment acquisition intangibles	51	30		14		11		8
Loss/(gain) on hedge of the sale proceeds of the joint venture	–	–		3		(2)		–
Net profit on disposal of the joint venture	–	–		(351)		–		–
Taxation on excluded items	(30)	(49)		(6)		(29)		(54)

Adjusted attributable profit	493	480		425		397		353

Adjusted basic earnings per Ordinary Share (“EPSA”) (i)	55.6 ¢	52.0	¢	45.2	¢	42.3	¢	37.8	¢
Adjusted diluted earnings per Ordinary Share (ii)	55.4 ¢	51.7	¢	45.0	¢	42.1	¢	37.5	¢

2008	2007 (iv)	2006	2005	2004
($ million, except per Ordinary Share amounts)
Group Balance Sheet
Non-current assets	2,523	2,542	1,586	1,420	1,713
Current assets	1,985	1,919	1,645	1,338	1,176
Held for sale — investment in joint venture	–	–	–	218	–

Total assets	4,508	4,461	3,231	2,976	2,889

Called up equity share capital	190	190	189	203	202
Reserves	2,332	2,263	1,986	1,236	1,107
Treasury shares	(823)	(637)	(1)	(4)	(8)

Total equity	1,699	1,816	2,174	1,435	1,301

Non-current liabilities	1,841	357	241	529	759
Current liabilities	968	2,288	816	1,012	829

Total liabilities	2,809	2,645	1,057	1,541	1,588

Total equity and liabilities	4,508	4,461	3,231	2,976	2,889

Group Cash Flow
Cash generated from operations	815	693	506	372	415
Net interest (paid)/received	(63)	(30)	10	9	7
Income taxes paid	(186)	(225)	(144)	(112)	(70)

Net cash inflow from operating activities	566	438	372	269	352
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(289)	(194)	(222)	(200)	(185)
Acquisitions and disposals	(16)	(781)	454	(25)	(64)
Loan Notes issued	–	–	(15)	–	(91)
New finance leases	–	(7)	–	–	–
Facility fee paid	2	(6)	–	–	–
Borrowings and finance leases acquired	–	(181)	–	–	–
Dividends received from joint venture	–	–	–	25	26
Proceeds from own shares	4	–	–	–	–
Equity dividends paid	(109)	(105)	(96)	(91)	(84)
Issue of ordinary capital and treasury shares purchased	(174)	(612)	16	19	8

(16)	(1,448)	509	(3)	(38)

Exchange adjustments	(6)	(72)	7	(71)	51
Opening (net debt) /net cash	(1,310)	210	(306)	(232)	(245)

Closing (net debt)/net cash	(1,332)	(1,310)	210	(306)	(232)

Gearing (closing net debt as a percentage of total equity)	78%	72%	n/a	21%	18%

Selected Financial Ratios
Dividends per Ordinary Share (iii)	13.08	¢	11.89	¢	10.81	¢	5.60	p	5.10	p
Research and development costs to Revenue	4.0%	4.2%	4.3%	4.8%	5.3%
Capital expenditure (including intangibles but excluding goodwill) to Revenue	7.7%	5.9%	8.3%	7.9%	8.2%

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.
(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.
(iii)	Prior to 2006 dividends were declared in pence.
(iv)	Restated due to Plus opening balance sheet adjustments. See Note 32 of the Notes to the Group Accounts.

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom, (ii) a fixed base from which a US Holder performs independent personal services in the United Kingdom, or (iii) whose registered address is inside the UK. This discussion does not apply to certain investors such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

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

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarises certain material rights of holders of the Company’s Ordinary Shares under the material provisions of the Company’s memorandum and articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s memorandum and articles of association.

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

A director shall not vote or be counted in any quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

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

There have been no material modifications to the rights of shareholders under the Articles during 2008.

Voting Rights of Ordinary Shares

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded and held. On a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for each Ordinary Share held by that shareholder. A poll may be demanded by any of the following:

•	the chairman of the meeting;

•	at least five shareholders present or by proxy entitled to vote on the resolution;

•	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the resolution; or

•

any shareholder or shareholders holding shares conferring a right to vote on the resolution on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one, as above.

The necessary quorum for a general meeting is two shareholders present in person or by proxy carrying the right to vote upon the business to be transacted.

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are two kinds, which are ordinary or special resolutions:

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

A Special resolution requires the affirmative vote of not less than three-quarters of the persons voting at the meeting at which there is a quorum.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have as proxy.

Annual General Meetings must be convened upon advance written notice of 21 days. Other general meetings must be convened upon advance written notice at least 14 clear days. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board of Directors. Members with 10% of the Ordinary Share capital of the Company may requisition the Board to convene a meeting.

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a General Meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any five persons who hold or represent by proxy not less than one fortieth of the nominal value of the shares of that class. Where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

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

CROSS REFERENCE TO FORM 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

PART I
Page
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	155-156
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	22-26
Item 4	Information on the Company
	A	— History and Development of the Company	4-5, 44-45
	B	— Business Overview	i, 5-14, 28, 91-94
	C	— Organisational Structure	i, 5,138
	D	— Property, Plant and equipment	12-13
Item 4A	Unresolved Staff Comments		None
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	29-43
	B	— Liquidity and Capital Resources	44-45
	C	— Research and Development, patents and licenses etc	13
	D	— Trend Information	30,48
	E	— Off Balance Sheet Arrangements	49
	F	— Tabular Disclosure of Contractual Obligations	49
	G	— Safe Harbor	iii
Item 6	Directors, Senior Management and Employees
	A	— Directors and Senior Management	52-53
	B	— Compensation	63-72
	C	— Board Practices	52-57, 67-68
	D	— Employees	21
	E	— Share Ownership	21, 70-71, 117-122
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	153
		— Host Country Shareholders	153
	B	— Related Party Transactions	37, 49, 136
	C	— Interests of experts and counsel	n/a
Item 8	Financial Information
	A	— Consolidated Statements and Other Financial Information	73-138
		— Legal Proceedings	46-47
		— Dividends	148
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing details	149,153
	B	— Plan of Distribution	n/a
	C	— Markets	153
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	159-161
	C	— Material Contracts	4-5
	D	— Exchange Controls	154
	E	— Taxation	157-158
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a
	H	— Documents on Display	iii
	I	— Subsidiary Information	138

Part I—(continued)		Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	25-26, 105-112
Item 12	Description of Securities Other than Equity Securities	n/a

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15A	Controls and Procedures	58-59, 79
Item 16	[Reserved]	n/a
Item 16A	Audit Committee Financial Expert	54
Item 16B	Code of Ethics	59
Item 16C	Principal Accountant Fees and Services	61
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	154

PART III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	78-138
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning

ADR	In the US, The Company’s Ordinary Shares are traded in the term of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the term of American Depositary Shares (“ADSs”).

Advanced Wound Management products	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual General Meeting of the Company.

Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging.

Basis Point	One hundredth of one percentage point.

Bio-absorbable	Bio-absorbable material: Material used in surgical procedures which degrade and are absorbed by the body after a period of time, thus removing the need to surgically remove them.

Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Companies Act	Companies Act 1985 or Companies act 2006, as amended, of England and Wales.

Digital operating room	The digital operating room is a custom-designed operating room solution providing auto-video connectivity, medical device control, integration with hospital information systems and surgical documentation devices for medical facilities to help improve efficiency, cost effectiveness and, by extension, patient care.

EBITA	Earnings before interest, tax and amortisation.

EBITDA	Earnings before interest, tax, depreciation and amortisation.

EIP	Earnings Improvement Programme, the objective of which is to enhance short and medium term performance, to liberate resources for investment and to establish a culture of continuous improvement.

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.

FDA	US Food and Drug Administration.

Term	Meaning

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.

Fracture casting	A product group comprising products that are used externally to immobilize a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.

IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

Insufflation	The use of carbon dioxide to inflate body cavities during endoscopic surgery to enable surgeons to view internal organs.

Intramedullary nail system	Stainless steel or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

LSE	London Stock Exchange

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post operative wounds through the application of sub-atmospheric pressure to an open wound.

NYSE	New York Stock Exchange

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products comprise a joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.

OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.

Parent	Smith & Nephew plc.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Repair	A product group within endoscopy comprising specialized devices, fixation systems and bioabsorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

Term	Meaning

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom.

US	United States of America.

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.

US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

INDEX

2007 Year Analysis	38
2008 Year Analysis	32
Accountability, Audit and Internal Control Framework	58
Accounting Policies	85
Accounts Presentation	84
Acquisitions	124
Acquisition related costs	96
Advanced Wound Management — Business Description	8
Audit Fees	61,136
Board and Executive Officers	52
Business Overview	28
Called Up Share Capital	114
Cash and Borrowings	105
Change in Functional and Reporting Currency	84
Contingencies	129
Contractual Obligations	49
Corporate Governance	51
Corporate and Social Responsibility	15
Critical Accounting Policies	31
Cross Reference to Form 20-F	162
Currency Translation	124
Deferred Taxation	113
Directors’ Responsibilities for the Accounts	74
Directors’ Responsibility Statement	75
Discontinued Operations	10,102
Dividends	98,148
Earnings per share	99
Employees	21
Employees’ Share Trust	135
Endoscopy — Business Description	7
Exchange and Interest Rate Risk and Financial Instruments	26
Factor’s Affecting Results of Operations	30
Financial Commitments	128
Financial Instruments	109
Financial Position, Liquidity and Capital Resources	44
Financial highlights	iii
Goodwill	102
Governance and Policy	54
Group Balance Sheet	81
Group Cash Flow Statement	82,123
Group Income Statement	80
Group Statement of Recognised Income and Expense	83
Group History	4
Group Strategy	4
Group Organisation	5
Impairment Testing of Goodwill	102
Independent Auditors’ Reports	76

Intangible Assets	101
Intellectual Property	13
Interest	96
Inventories	104
Investments	101
Investment in associates	102
Investment in Joint Venture (BSN Medical)	10, 102
Investor information	147
Key Performance Indicators	i
Legal proceedings	46
Manufacture and supply	12
Memorandum and Articles of Association	159
Minority Interests	116
New Accounting Standards	137
Off-Balance Sheet Arrangements	49
Operating and Financial Review, Liquidity and Prospects	27
Operating profit	95
Orthopaedics — Business Description	5
Other Finance (Costs)/Income	97
Outlook and Trend Information	48
Parent Company Auditors’ Report	139
Parent Company Balance Sheet	141
Parent Company Notes to the Accounts	142
Payables	112
Principal Subsidiary Undertakings	138
Provisions	112
Property, plant and equipment	12,100
Receivables	104
Recent Developments	4
Regulation	14
Related Party Transactions	49,136
Remuneration Report	63
Research and Development	13
Reserves	116
Restructuring and Rationalisation Expenses	96
Retirement Benefit Obligation	130
Risk	22
Sales, Marketing and Distribution	11
Seasonality	11
Selected Financial Data	155
Segmental Analysis	91
Share Based Payments	117
Taxation	97,157
Treasury Shares	122

[THIS PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

London, England

March 27, 2009

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(b)	Articles of Association		X

4	(a) (i)	Material Contract: Facility Agreement and Appendices dated 29 May 2007 by and among Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and Smith & Nephew plc	Form 20-F for the year ended December 31, 2007 filed on March 27, 2008 (File No. 1-14978)

	(a) (ii)	Material Contract: Extension of Initial Maturity Date dated 9 May 2008 on Facility Agreement dated 29 May 2007 by and among Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and Smith & Nephew plc		X

	(a) (iii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

4	(c) (i)	Service Agreement of Adrian Hennah	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007

	(ii)	Service Agreement of David J Illingworth	Form 20-F for the year ended December 31, 2007 filed on March 27, 2008

	(iii)	Service Agreement of Joseph Papa		X

	(iv)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991

	(v)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991

	(vi)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(vii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(viii)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(ix)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001

	(x)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xi)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xiii)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xiv)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xv)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xvi)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xvii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xviii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xix)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xx)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052

	(xxi)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814

	(xxii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008

	(xxiii)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008

8		Principal Subsidiaries		X

12	(a)	Certification of David Illingworth, filed Pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

	(b)	Certification of Adrian Hennah filed pursuant to Exchange Act Rule 13a – 14(a)		X

13	(a)	Certification of David Illingworth and Adrian Hennah furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X