Form 20-F
period 2009-12-31
SMITH & NEPHEW PLC
filed 2010-03-26
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14978

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 951,021,116 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION AND FINANCIAL SUMMARY

The Smith & Nephew Group (the “Group”) is a global medical devices business operating in the orthopaedics, endoscopy and advanced wound management markets, with revenue of approximately $3.8 billion in 2009. Smith & Nephew plc is the parent company (the “Company”) of the Group. It is an English public limited company with its shares listed on the official list of the UK Listing Authority and traded on the London Stock Exchange. It is also traded on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”).

This report is the Annual Report of Smith & Nephew plc for the year ended 31 December 2009. It comprises in a single document, the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”).

A summary report on the year, the 2009 Summary Annual Review, intended for the investor who does not require the full detail of the Annual Report, is available on Smith & Nephew’s corporate website at www.smith-nephew.com/investors along with the electronic version of this Annual Report. The Summary Annual Review includes a summary remuneration report and summary financial statements.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 164. The product names referred to in this document are identified by use of capital letters and are trademarks owned by or licensed to members of the Smith & Nephew Group.

Financial Summary

Financial Highlights (i)	2009 $ million	2008 $ million	2007 $ million
Revenue	3,772	3,801	3,369
Underlying growth in revenue (%)	2%	6%	10%
Trading profit	857	776	706
Underlying growth in trading profit (%)	15%	6%	17%
Trading profit margin (%)	22.7%	20.4%	21.0%
Operating profit	723	630	493
Attributable profit for the year	472	377	316
Adjusted attributable profit	580	493	480
Basic earnings per Ordinary Share	53.4 ¢	42.6 ¢	34.2 ¢
EPSA	65.6 ¢	55.6 ¢	52.0 ¢
Growth in EPSA (%)	18%	7%	15%
Dividends per Ordinary Share (ii)	14.39 ¢	13.08 ¢	11.89 ¢

(i)	Items shown in italics are non-GAAP measures.
(ii)	The Board has declared a second interim dividend of 8.93 US cents per share which together with the first interim dividend of 5.46 US cents makes a total for 2009 of 14.39 US cents. The second interim dividend will be paid on 12 May 2010 to shareholders on the Register of Members at the close of business on 23 April 2010.

Key Performance Indicators

The Directors’ Report includes a number of measures that management use as key performance indicators. The principal key performance indicators presented in the Annual Report are:

Underlying growth in revenue

Underlying growth in revenue is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations and for movements in exchange rates. Underlying growth in revenue is not presented in the accounts prepared in accordance with IFRS and is therefore not a Generally Accepted Accounting Principle (“non-GAAP”) measure. An explanation of how this non-GAAP measure is calculated is presented in the “Business Overview” on page 26.

The Group believes that the tabular presentation and reconciliation of revenue growth from reported to underlying assists investors in their assessment of the Group’s performance in each business segment and for the Group as a whole.

i

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

The Group considers that revenue from sales of products acquired in material business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition, there will usually be a further step change in the following year. A measure of growth excluding the effects of business combinations also allows senior management to evaluate the performance and relative impact of growth from the existing business and growth from acquisitions. The process of making business acquisitions is directed, approved and funded from the Group corporate centre in line with strategic objectives.

The Group’s annual bonus incentive plans include an element which relates to revenue growth performance. Targets are set and performance measured in constant currency, excluding the step-change impact of acquisitions.

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally until the business is integrated. The Group’s management considers that the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures neither of which management use exclusively.

Basic adjusted earnings per ordinary share (“EPSA”), trading profit and adjusted attributable profit

Growth in EPSA and trading profit are measures which present the trend growth in the long-term profitability of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term profitability. The Group presents these measures to assist investors in their understanding of trends. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans), focuses primarily on profit and earnings before these items. EPSA and trading profit are not recognised measures under IFRS.

The Group has identified the following items, where material, as those to be adjusted and identified separately: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon. A reconciliation of attributable profit to adjusted attributable profit, which represents the numerator used in the EPSA calculation, is presented in “Selected Financial Data” on page 154. An explanation of how trading profit is calculated is presented in “Business Overview” on page 26.

EPSA growth, trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are also key measures used for remunerating senior management in order to align the interests of senior management with those of investors.

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

Presentation

The Group’s fiscal year end is 31 December. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of 20 US cents each.

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

The Group Accounts of Smith & Nephew in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Except as where stated otherwise, the translation of US Dollars and cents to Sterling and pence appearing in this Annual Report has been made at the Noon Buying Rate in The City of New York for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date indicated. On 17 March 2010, the Noon Buying Rate was US$1.53 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group. Information made available on the website is not intended to be, and should not be regarded as being, part of this Annual Report.

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in the Group’s business and trading margins discussed under “Outlook and Trend Information” are forward-looking statements as are discussions of the Group’s product pipeline and discussions of the costs of future revisions of the macrotextured knee product under “Legal Proceedings”. When used in this Annual Report, the words “aim”, “anticipate”, “believe”, “consider”, “estimate”, “expect”, “intend”, “plan”, “target”, “well-placed” and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific risks faced by the Group are described under “Risk Factors” on page 20 of this Annual Report.

All forward-looking statements in this Annual Report are based on information available to Smith & Nephew as of 17 March 2010. All written and oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONTENTS

Directors’ Report	3 - 74, 145 - 153

Description of the Group	3

Business Review (“BR”), Liquidity and Prospects (i)	25

Corporate Governance Statement	47

Directors’ Remuneration Report	61

Group Accounts	75 - 136

Directors’ responsibilities	76

Group auditors’ reports	78

Group income statement	82

Group statement of comprehensive income	82

Group balance sheet	83

Group cash flow statement	84

Group statement of changes in equity	85

Notes to the Group accounts	86

Parent Company Accounts	137 - 144

Parent Company auditors’ report	137

Parent Company balance sheet	139

Notes to the Parent Company accounts	140

Investor Information	145 - 167

Cross reference to Form 20-F	162

Glossary of Terms	164

Index	167

This Annual Report including the Directors’ Report was approved by the Board of Directors on 18 March 2010.

(i)	A discussion of the Group’s Key Performance Indicators is given in “Introduction and Financial Summary” on pages i and ii.

THIS PAGE INTENTIONALLY LEFT BLANK

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s operating and financial performance, liquidity and financial resources for 2009 and 2008 is given in the “Business Review, Liquidity and Prospects” (pages 25 to 46).

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance Statement” section (pages 47 to 59).

The “Directors’ Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2009 (pages 61 to 74).

Details of the structure of the Company’s share capital and securities, persons with significant shareholdings in the Company and a summary of the memorandum and articles of association are incorporated into the Directors’ Report and are given in “Investor Information” (pages 145 to 153).

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Strategy

Smith & Nephew’s overall vision is to help improve people’s lives by repairing and healing the human body. To achieve this, the Group is focused on continued delivery of sustainable profitable growth, through four strategic pillars:

•	‘Customer led’: outperforming our served markets by focusing on our customers; anticipating and innovating to deliver on their needs.

•	‘Efficient’: delivering operating margin improvement and freeing up resources to invest in the business, through streamlining process and systems re-engineering.

•	‘Investing for growth’: driving additional sales from new opportunities such as biologics, emerging markets and adjacent technologies.

•	‘Aligned’: aligning objectives across the business and developing our talent and organisation for consistent execution, through leveraging core functions and sharing best practices.

Group History

The Group has a history dating back over 150 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

By the late 1990s, Smith & Nephew had expanded into being a diverse healthcare conglomerate with operations across the globe, including various medical devices, personal care products and traditional and advanced woundcare treatments. In 1998, Smith & Nephew announced a major restructuring to focus management attention and investment on three business units — wound management, endoscopy and orthopaedics — which offered high growth and margin opportunities.

Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937 and in 1999 the Group was also listed on the New York Stock Exchange. In 2001, Smith & Nephew became a constituent member of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Today, Smith & Nephew is a public limited company incorporated and headquartered in the UK and doing business in many countries around the world.

Recent Developments

On 22 December 2009, the Group acquired substantially all of the assets and liabilities of Nucryst Pharmaceuticals Corp., which exclusively licenses and manufactures our range of ACTICOAT products, using its nanocrystalline silver technology, SILCRYST. Under the agreement, the Group acquired the manufacturing assets from Nucryst’s operations in Canada and intellectual property rights relating to the nanocrystalline silver technology used in the manufacture of ACTICOAT product range. Nucryst had manufactured ACTICOAT products for the Group since the Group’s acquisition of certain product rights in 2001.

During March 2009, the Deferred Prosecution Agreement (“DPA”) with the United States Attorney’s Office (“USAO”) for the district of New Jersey expired. The 18-month agreement was one of five similar agreements entered into on 27 September 2007, between the USAO and the five largest companies that manufacture and sell hip and knee replacement implants. Additionally, the USAO has dismissed the complaint it filed in connection with the DPA. During the term of the DPA, Smith & Nephew operated under the oversight of a USAO appointed monitor and worked to improve the ways in which it manages its relationships with healthcare providers. Smith & Nephew will continue its compliance with the Corporate Integrity Agreement signed with the Department of Health and Human Services, which has run concurrently with the DPA and will remain in effect until September 2012.

In January 2009, the Group reached an agreement with the vendors of Plus Orthopedics Holdings AG (“Plus”) to reduce the total original purchase price that the Group paid in 2007 for Plus by CHF159m. The original purchase price for the acquisition was CHF1,086 ($889m) in cash, including assumed debt. The acquisition was financed by bank borrowings and was integrated into the Group’s Orthopaedics business. As part of the amended agreement the parties resolved their disputes on the contractual purchase price adjustments. In addition, the Group released the vendors from substantially all of their warranties, including those relating to taxation, under the original purchase agreement and dropped all existing claims under the original warranties.

BUSINESS DESCRIPTION

Organisation

Smith & Nephew reports and is organised into three Global Business Units (“GBUs”) of Orthopaedics, Endoscopy and Advanced Wound Management. Included within the Orthopaedic segment are our biologics activities which comprise research and development projects under the direction of a Committee representing all GBUs.

Smith & Nephew operates on a worldwide basis. In 21 of the 32 countries in which the Group operates, the GBUs take direct responsibility for business operations. These are referred to as direct markets. The remaining markets in which the Group has operations are managed by country managers, who are responsible for sales and distribution of the Group’s product range and comprise the Emerging Markets unit.

A head office team in London, England directs the overall business and supports the business units, primarily in the areas of business development, legal, company secretarial, finance, human resources and investor relations.

Orthopaedics

Overview

Orthopaedics comprises reconstruction, trauma and clinical therapies products.

The Orthopaedics business is managed worldwide from Memphis, Tennessee, the site of its main development and manufacturing facility, with a European headquarters in Baar, Switzerland. Products are also manufactured at smaller facilities in Switzerland, Germany, and the UK as well as by third-party manufacturers. A new facility is being constructed in Beijing, China.

Products

Orthopaedic reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery. Orthopaedic trauma fixation products consist of internal and external devices and other products, including shoulder fixation and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or clinical setting and include bone growth stimulation, joint fluid therapies and outpatient pain management products.

Knee Implant Systems — The Orthopaedics business offers a range of products for specialised knee procedures. The LEGION/GENESIS II Total Knee Systems is a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision. The JOURNEY Active Knee Solutions, a family of advanced, customised products designed to treat early to mid-stage osteoarthritis patients, provides more normal feeling and motion through bone ligament preservation and anatomic replication. Other knee systems include the PLUS Solution Knee Family and PROFIX Knee.

Hip Implant Systems — The Orthopaedics business offers a broad range of hip replacement systems. The recently introduced R3 Acetabular System includes a modular acetabular cup that provides the widest variety of advanced bearings available with a single system. The BIRMINGHAM HIP Resurfacing System is the market leading system for hip resurfacing, a less-invasive, bone conserving approach, which utilises proven low wear metal-on-metal bearing surface technology. Other hip systems include the SYNERGY Hip System, ANTHOLOGY Hip System and the SL-PLUS Hip Family System.

Bearing surfaces — The Orthopaedics business utilises a range of bearing surfaces in its implant systems, including its proprietary OXINIUM Technology. Oxidised zirconium, branded OXINIUM, combines the enhanced wear resistance of a ceramic bearing with the superior durability of a metallic bearing. When combined with highly cross-linked polyethylene (“XLPE”) it results in our industry leading VERILAST Technology.

Trauma and Shoulder Implant Systems — The principal internal fixation products are the TRIGEN Intramedullary Nailing system, the TRIGEN INTERTAN Intertrochanteric Antegrade nails for hip fractures and the PERI-LOC Periarticular Locked Plating system which offers a comprehensive family of upper and lower extremity plate and screw products.

For external fixation and limb restoration, Orthopaedics offers the leading TAYLOR SPATIAL FRAME Circular Fixation System and JET-X Unilateral Fixator.

The PROMOS Modular Shoulder System offers a range of solutions for shoulder arthritis and upper extremity fractures.

Clinical therapies — The principal clinical therapies products offered include the EXOGEN Ultrasound Bone Healing System which utilises low-intensity ultrasound to accelerate the healing of fresh fractures. DUROLANE Joint Fluid Therapy and SUPARTZ Joint Fluid Therapy are non-surgical, non-pharmacological pain-relieving therapy for osteoarthritis of the knee that acts like a lubricant and shock absorber in healthy joints.

Strategy

The overall vision of the Orthopaedics business is to improve people’s lives by repairing and healing the human body. The strategy to achieve this is summarised below.

Orthopaedics is committed to being customer-led by focusing on product innovation, sales support and surgeon education. The aim of the Orthopaedics business is to continue to develop innovative, world class products and technologies to meet the growing demands of patients and hospitals for tougher, longer-lasting orthopaedic implants, and trauma products that improve quality and time to heal, as well as enhancing economic value for its customers. Smith & Nephew’s leading innovations make its products suitable for younger, more active patients, a market believed to be growing at twice the overall market rate. It will provide surgeons and healthcare providers global sales excellence and comprehensive clinical education and training support. The KLEOS medical education platform, which includes the world’s top orthopaedic surgeons and thought leaders, offers a wide range of tailored educational options.

The Orthopaedics business efficiency programmes, encompass efforts to leverage infrastructure through better sharing of information technology and procurement resources, creating more efficient sales and marketing teams, developing lower-cost instrumentation, reducing the costs of sourcing and manufacturing and utilising assets, such as inventory and capital equipment, more efficiently.

The Emerging Markets, such as China, have been identified as an important area for further investment to drive long-term growth. In these Emerging Markets, the Orthopaedics business expects to continue to develop and introduce products tailored to local needs, as well as to expand its infrastructure, including manufacturing facilities, distribution hubs and training and service centres. The Orthopaedics business is also expanding into fast-growing adjacent markets, including alternative therapies and biologics for pain management and fracture healing. The Group intends to further penetrate these markets by expanding its sales force internationally.

The Orthopaedics business aligns its organisation and develops its talent for consistent execution on the Group’s plans. Compensation for executives, managers and staff are carefully aligned to the execution of their objectives.

New Products

In 2009, the Orthopaedics business continued its global commercialisation of the industry leading R3 acetabular system, which provides the surgeon with four bearing systems: OXINIUM, XLPE, metal, and ceramic in a single cup system. The BIRMINGHAM Mid-Head Resection resurfacing system was launched in international markets extending the proven advantages of the BHR system to patients with a greater degree of avascular necrosis.

The Orthopaedics business also introduced its VISIONAIRE Patient-Matched Instrumentation, a key new technology platform of patient-matched cutting blocks for total knee procedures. With VISIONAIRE, the patient’s MRI and X-rays are used to create customised cutting blocks that allow the surgeon to achieve optimal mechanical axis alignment as well as to save time and instruments in the operating room.

Trauma completed development of the TRIGEN SURESHOT Distal Targeting System for Intramedullary Nailing, designed to simplify intramedullary nailing. Targeting time is reduced by over 50%, reducing surgery time and fluoroscopic X-ray exposure.

Regulatory Approvals

In 2009, several significant regulatory approvals were obtained around the globe. In Japan, the TRIGEN META-NAIL system and the INTERTAN Nail system were approved providing significant enhancements to our trauma portfolio. In Europe, approval was obtained for the MIS Hip stem, and the MDF revision hip stem. Additionally, up-classification approvals were obtained for our Total Knee Arthroplasty and Total Hip Arthroplasty systems.

In the US, the Orthopaedics business received 510(k) clearance from the FDA for kinematics claims for the JOURNEY BCS Knee System comparing its kinematic patterns to those of a normal knee. Additionally, 20 additional approvals and clearances were obtained around the globe, including amongst others: BHR instrument upgrades, R3 Acitabular system additions, VLP FOOT Plating Screw System and Accessories, the JOURNEY Select Knee System and LEGION Porous Plus HA primary Femoral Components.

Market and Competition

Smith & Nephew estimates that the worldwide orthopaedic market, excluding clinical therapies, served by the Group grew by approximately 5% in 2009 and is currently worth approximately $16.8 billion per annum worldwide. Management believes that the Smith & Nephew Orthopaedics business holds an 11% share of this market by value. Principal global competitors in orthopaedics are Zimmer, Stryker, DePuy/Johnson & Johnson, Synthes and Biomet.

In 2009, weaker economic conditions worldwide created several challenges for the overall orthopaedic market, including increased deferrals of joint replacement procedures, heightened pricing pressures and significant declines in capital equipment expenditures at hospitals. These factors reduced the overall growth of the worldwide orthopaedic market and may continue to impact growth in the future. Additionally, proposed healthcare reform legislation may adversely impact the US orthopaedic market, which comprises a significant portion of our sales. However, over the longer-term, several catalysts are expected to continue to drive sustainable growth in orthopaedic device sales, including the growing, ageing population, rising rates of co-morbidities such as obesity and diabetes, and technology improvements allowing surgeons to treat younger, more active patients, and the increasing strength of the demand for healthcare in Emerging Markets.

Management estimates that the worldwide market for clinical therapies increased by 7% in 2009 and is currently worth more than $1.5 billion per annum. Smith & Nephew’s primary market for clinical therapies is in the US. In the US long bone stimulation market management estimates Smith & Nephew’s share to be 40%. Principal competitors are Biomet, DJ Ortho and Orthofix. In the US joint fluid therapies market, management estimates that Smith & Nephew maintains a share of 17%. The principal competitors are Genzyme, Sanofi Aventis, DePuy/Johnson & Johnson and Ferring Pharmaceuticals.

Endoscopy

Overview

Smith & Nephew’s Endoscopy business develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints. The business focuses on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

Endoscopy is headquartered in Andover, Massachusetts and manufacturing facilities are currently located in Mansfield, Massachusetts, and Oklahoma City, Oklahoma. Major service centres are located in the US, the UK, Germany, Japan and Australia.

Products

The Endoscopy business offers surgeons endoscopic technologies for surgery of the joints and ligaments repair, including: specialised devices and fixation systems to repair damaged tissue; fluid management equipment for surgical access; digital cameras, digital image capture, scopes, light sources and monitors to assist with visualisation; and radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting damaged tissue.

Key products in repair are FAST-FIX for meniscal repair, ENDOBUTTON for cruciate fixation, and the FOOTPRINT Suture Anchor for rotator cuff repair. Key products in resection are the large range of DYONICS shaver blades, ACUFEX handheld instruments, and a range of Radiofrequency probes. The key product in Visualisation is the DYONICS 560 HD camera.

Strategy

Smith & Nephew’s strategic intent is to grow the business as the leading provider of endoscopic techniques and technologies for joint and ligament repair. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and payers.

The business is customer led, and has a focus on operational efficiency, growth and alignment.

To sustain growth and enhance its market position, the Endoscopy business supports its strategy with surgeon education programmes, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards. The Emerging Markets, especially China, are expected to be a major driver of growth in future, and the business is investing funds to accelerate this growth.

New Products

In 2009, Smith & Nephew continued to expand its arthroscopic sports medicine portfolio with the launch of several new repair and resection products.

The BICEPTOR Tenodesis System offers versatility for biceps tenodesis repairs with the option of either a fully arthroscopic or mini-open repair. OSTEORAPTOR Suture Anchors for the shoulder are the only bioabsorbable suture anchors to incorporate a bone mineral that is naturally occurring in the body — Hydroxyapatite (“HA”). Its differing sizes give surgeons more repair options and allow them to position repairs precisely where required. BIOSURE PK combines the advantages of the material PolyEtherEtherKetone (“PEEK”), which is strong, radiolucent, and revisable, with the novel screw shape of BIOSURE, which has a unique taper for ease of insertion into the knee.

The DYONICS RF System incorporates a compact generator with a family of probes for removing defects and smoothing soft tissue during arthroscopic surgery, and the DYONICS Power II Control System offers soft tissue resection and efficient bone resection with a powerful, high-torque handpiece that can increase procedure efficiency. The DYONICS BONECUTTER ELECTROBLADE Resector is an all-in-one device for subacromial decompression procedures. The BONECUTTER ELECTROBLADE Resector combines the functions of a shaver blade, burr and radiofrequency probe into one device. It simultaneously resects and coagulates soft tissue as well as cutting bone.

Recent Regulatory Approvals

During 2009, the Endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: PEEK Interference Screw, BioSure PK Interference Screw, TwinFix Ultra PK FT Suture Anchor and Knotless Instability Anchor, all designed for the reattachment of ligaments, tendons or soft tissues to bone in knees, shoulders or other articulating joints, and all made of PEEK; and various other arthroscopy instruments, devices and sterilisation trays.

Market and Competition

Management estimates that the global arthroscopy market in which the business principally participates is worth more than $2.7 billion a year and has been growing between 8% and 12% annually. In 2009, growth was reduced due to due to broader economic conditions. In particular, these weaker economic conditions led to hospitals deferring or reducing capital equipment purchases which significantly impacted revenues from visualisation equipment such as cameras and light sources. Arthroscopy growth rates are driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost effective procedures.

Management believes that Smith & Nephew has a 24% share of the global arthroscopy market as at 31 December 2009. Smith & Nephew’s main competitors in the global arthroscopy in 2009 were Arthrex, Mitek/Johnson & Johnson, Stryker, Arthrocare and Linvatec/Conmed.

Advanced Wound Management

Overview

Smith & Nephew’s Advanced Wound Management business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of wounds such as burns and invasive surgery that impact the wider population.

Advanced Wound Management has its global headquarters in Hull, England and its North American headquarters in St Petersburg, Florida. The products are manufactured at facilities in Hull and Gilberdyke, England, Suzhou in China, and also by third party manufacturers around the world. In 2009, Advanced Wound Management completed the closure of manufacturing in Largo, Florida and transferred it to the new manufacturing facility in Suzhou.

Products

The main products within the Advanced Wound Management business are for exudate management, predominantly the ALLEVYN brand, infection management, including the ACTICOAT brand and negative pressure wound therapy (“NPWT”).

The ALLEVYN hydrocellular dressings range has been considerably enhanced by new versions, introduced in recent years, that management believe provide efficient fluid management and an optimal moist wound environment that promotes faster healing of the wound, reduced risk of maceration and protection from infection.

The ACTICOAT range incorporates the smallest crystallised silver used in the treatment of wounds and burns. The silver reduces the risk of bacterial colonisation and acts to kill micro-organisms that can cause infection and prevent or delay healing. A range of dressings combining ALLEVYN with the infection management capabilities of silver, ALLEVYN Ag, has also been introduced.

NPWT delivers vacuum-assisted pressure to help promote healing. NPWT consists of a wound dressing, a drainage tube, and a transparent film that is connected to a suction device. Smith & Nephew offers the RENASYS EZ and RENASYS GO pump systems together with a range of foam and gauze dressing kits.

Advanced Wound Management’s also has a range of other advanced products including films, such as OPSITE and IV3000, skin care treatments and gels.

Strategy

Advanced Wound Management’s strategy for the business is to be customer-led and invest for growth by focusing on high growth, high value segments, in particular those of exudate and infection management through improved wound bed preparation, moist and active healing and penetration of the NPWT market.

Further efficiency improvement is expected to be delivered through continued focus on operational excellence. Since 2007, efficiency improvements have been delivered through various projects including support function consolidation, outsourcing of manufacturing to low cost suppliers, distribution rationalisation projects and the commencement of manufacturing in Suzhou, China.

An aligned approach across the GBU ensures our talent is developed and working on common objectives to deliver consistent execution of the Group’s plan.

In December 2009, the Advanced Wound Management business acquired the manufacturing assets of Nucryst Pharmaceuticals which exclusively licenses and manufactures our range of ACTICOAT products, using its nanocrystalline silver technology, SILCRYST. Under this agreement, the Group acquired the manufacturing assets from Nucryst’s current operations in Canada and intellectual property rights relating to the nanocrystalline silver technology used in the manufacture of the ACTICOAT product range. Nucryst has manufactured ACTICOAT products for Smith & Nephew since the Group acquired certain product rights in 2001. We expect this acquisition to deliver operational efficiencies.

New Products

Management estimates that the NPWT market is worth $1.5 billion in annual revenue. We have launched a range of products which enhance wound healing using negative pressure.

During 2009, the ALLEVYN hydrocellular dressings range was extended further with the development of antimicrobial variants that include soft gel adhesives. This new range of dressings has the efficient fluid management of the existing ALLEVYN dressings and rapid, sustained antimicrobial action, whilst improving comfort and reducing pain on dressing removal for the patient.

The ACTICOAT range was enhanced during 2009 with the launch of additional ACTICOAT Flex dressings, a conformable range of dressings designed to treat wounds in awkward anatomical areas with improved patient comfort during use. A range of dressings specifically designed for use in Orthopaedic External Fixation procedures was also launched.

Recent Regulatory Approvals

During 2009, Advanced Wound Management secured approvals for ACTICOAT Flex 7 and ACTICOAT Flex 3, in the EU and the USA. New versions of ALLEVYN Gentle and ALLEVYN Gentle Border were also approved in the EU and the USA, with the addition of silver to these variants and a new heel variant was also added to the ALLEVYN Gentle Border range.

In Japan, there were eight approvals including new product approvals for CADEX Dressing, ALLEVYN Gentle Border and the latest product variants for ALLEVYN Adhesive and Non-Adhesive. ALLEVYN products are sold under the HYDROSITE trade name in Japan.

Market and Competition

Management estimates that the sales value of the advanced wound management market worldwide was $5.0 billion in 2009, an underlying increase of 4% from 2008. During 2009, the market growth rate slowed slightly due to the weaker economic conditions. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. Management believes that the market will continue the trend towards advanced wound products with its ability to accelerate healing rates, reduce hospital stay times and cut the cost of clinician and nursing time as well as aftercare in the home.

Management estimates that Smith & Nephew had a 16% share of the advanced wound management market as at 31 December 2009. Worldwide competitors in advanced wound management in 2009 include Kinetic Concepts, who are active exclusively in the NPWT segment, Convatec, Mölnlycke and Systagenix.

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

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and HealthTrust in the US. These represented 6% and 6% respectively of the Group’s worldwide revenue in 2009.

In the US, the Group’s products are marketed directly to doctors, hospitals and other healthcare facilities with each business unit operating a separate specialised sales force. The US sales forces consist of a mixture of independent commissioned sales agents and direct employees. The independent agents are contractually not permitted to sell products that compete with Smith & Nephew’s Orthopaedics and Endoscopy products are principally shipped and invoiced directly to the ultimate customer. Advanced Wound Management products are marketed directly to the ultimate customer. The products are shipped and invoiced to a number of wholesale distributors. In most other direct markets, the business units typically manage employee sales forces directly, and also ship and invoice products both directly to the ultimate customer and to wholesale distributors.

The Emerging Markets unit comprises direct selling and marketing operations directly and through distributors in India, China, Hong Kong, South Korea, Malaysia, Singapore, Thailand, the United Arab Emirates, South Africa, Mexico and Puerto Rico. In these markets, Orthopaedics and Endoscopy frequently share sales resources. The Advanced Wound Management sales force may be separate where it calls on different customers. In other countries, Smith & Nephew typically sells to third party distributors which market the Group’s products locally. These other countries are also managed by the Emerging Markets unit, with some exceptions.

The Group operates a number of central distribution facilities in the key geographical areas in which it operates. Orthopaedics and Endoscopy operate a facility in Baar, Switzerland which acts as the main holding and consolidation point for markets in Europe. Hubs serving the US are located in Memphis for Orthopaedics and Oklahoma for Endoscopy. Products are shipped to Group companies who hold small amounts of inventory locally for immediate or urgent customer requirements. Advanced Wound Management distribution hubs include Neunkirchen, Germany; Nottingham, UK; and Atlanta, US.

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

MANUFACTURE AND SUPPLY

The Group has a central Global Operations function which is implementing Lean manufacturing through the factories and the supply chain to sustain and improve the high levels of quality, service and efficiency. Core competencies include materials technology; high precision machining in Orthopaedics and Endoscopy; and high-volume, automated manufacturing in Advanced Wound Management.

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for Orthopaedics, optical and electronic sub-components and finished goods for Endoscopy, active ingredients and finished goods for Advanced Wound Management and packaging materials across all businesses. Suppliers are selected, and contracts negotiated, by a centralised Group procurement team wherever possible, to ensure value for money based on the total spending across the Group.

The Group outsources manufacturing where necessary to obtain specialised expertise or where it is possible to gain lower cost without risk to intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to specification, and establish and maintain a quality system. Suppliers are trained and are monitored through on-site assessments and performance audits that include quality, service and delivery. Finished goods purchased for resale include SUPARTZ joint and DUROLANE fluid therapy products in the Orthopaedics business and screen displays, optical and electrical devices in the Endoscopy business. During the year, Smith & Nephew purchased the supplier of ACTICOAT in Advanced Wound Management.

PROPERTY, PLANT AND EQUIPMENT

Approximate area (Square feet 000’s)
Group head office in London, England	15
Group research facility in York, England	88
Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee	770
Orthopaedics distribution facility in Memphis, Tennessee	210
Orthopaedics manufacturing facility in Aarau, Switzerland	77
Orthopaedics manufacturing facility in Beijing, China	21
Orthopaedics manufacturing facility in Beijing, China (currently under construction)	192
Orthopaedics manufacturing and warehouse facility in Warwick, England	90
Orthopaedics manufacturing and warehouse facility in Tüttlingen, Germany	103
Orthopaedics and Endoscopy distribution facility and Orthopaedics European headquarters in Baar, Switzerland	63
Endoscopy headquarters in Andover, Massachusetts	112
Endoscopy manufacturing facility in Mansfield, Massachusetts	98
Endoscopy manufacturing and distribution facility in Oklahoma City, Oklahoma	150
Advanced Wound Management headquarters and manufacturing facility in Hull, England	439
Advanced Wound Management manufacturing facility in Gilberdyke, England	41
Advanced Wound Management manufacturing facility in Suzhou, China	128
Advanced Wound Management manufacturing facility in Largo, Florida (i)	135
Advanced Wound Management manufacturing facility in Alberta, Canada	76
Advanced Wound Management US headquarters in St. Petersburg, Florida	40
Biologics/ Global Operations headquarters in Durham, North Carolina	27

(i)	As announced in 2008, the Largo facility was closed during 2009.

The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. Orthopaedics headquarters and manufacturing facilities in Memphis, the facilities in Aarau and the Advanced Wound Management facilities in Hull and Gilberdyke are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities. In 2009, Orthopaedics relocated the European headquarters from Rotkreuz to Baar, Switzerland. In addition, the old Memphis distribution facility was relocated to a new facility in Memphis, purchased in 2008. The lease on the old site subsequently expired. In December 2009, Advanced Wound Management purchased the ACTICOAT manufacturing facility in Canada (leasehold).

The Group closed the Largo manufacturing facility in 2009 and outsourced or relocated its manufacturing output. The Advanced Wound Management business purchased land in Suzhou, China and has completed the build of a new factory which is now shipping wound management products on a global basis. The Orthopaedics business has purchased land near Beijing, China, and construction of the new facility is expected to be complete in 2010. It will supply implants to the local market and orthopaedic instruments for export.

RESEARCH AND DEVELOPMENT

During 2009, the Group appointed a Chief Science Officer. His role is to seek new products that yield the greatest return for patients, healthcare professionals, shareholders and other stakeholders in the Group. As the senior scientific figure in the Group, he will play a critical role in building the Group’s innovation and research and development capability, developing and executing the scientific strategy and developing the Group’s relationships with key opinion leaders.

The business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of their customers and continue to provide growth opportunities for their businesses. The Group’s research and development is directed towards all three operating segments. Expenditure on research and development amounted to $155m in 2009 (2008 — $152m, 2007 — $142m), representing approximately 4% of Group revenue (2008 — 4%, 2007 — 4%).

The Group continues to invest in future technology opportunities for clinical needs identified from across the Smith & Nephew businesses. During 2009, the Group opened a new facility in Durham, North Carolina, focusing on development of advanced, locally delivered biological therapies to promote healing and pain relief. The Group’s principal research facility located in York, England is now managed in conjunction with the Durham facility to provide research programmes that seek to underpin the longer-term technology requirements for its businesses and to provide a flow of innovative products. In-house research is supplemented by work performed by academic institutions and other external research organisations in Europe, America and Asia.

Product development is carried out at the Group’s principal locations, notably in Memphis, Tennessee and Aarau, Switzerland (Orthopaedics), Mansfield, Massachusetts (Endoscopy) and Hull, England (Advanced Wound Management).

INTELLECTUAL PROPERTY

Smith & Nephew has a policy of protecting, with patents, the results of research and development carried out by the Group. Patents have been obtained in a wide range of fields, including orthopaedic reconstruction and trauma, clinical therapies, endoscopy and advanced wound management. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at over 3,800 patents in force and patent applications pending

Smith & Nephew also has a policy of protecting the Group’s products by registering trademarks under local laws of markets in which such products are sold. The Group vigorously protects its trademarks against infringement. Currently, the Group’s trademark portfolio consists of over 3,900 trademarks, trademark applications and design rights.

Smith & Nephew’s goal is to provide a collection of intellectual property, which may include patents, trade secrets and licenses, for each major product that reduces the risk associated with failure of any individual piece of intellectual property. Most individual pieces of intellectual property protect a relatively small proportion of the Group’s annual revenue. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

In addition to protecting its market position by filing and enforcing patents and trademarks, Smith & Nephew may oppose third party patents and trademark filings where appropriate in those areas that might conflict with the Group’s business interests.

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

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the testing, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products are the Food and Drug Administration (“FDA”) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan and the State Food and Drug Administration in China. Payment for many medical device products is governed by reimbursement tariff agencies in each individual country.

The trend in recent years continues to be towards regulation and higher standards of technical appraisal. In the US, many of the Group’s products are brought to market following pre-market notification to the FDA under Section 510(k) of the Food, Drug and Cosmetic Act, with a request that FDA clear the product as being substantially equivalent in terms of safety and effectiveness to a previously approved device. The FDA is considering changes in the 510(k) clearance process that could delay or increase the cost of clearance in some circumstances, including requiring clearance for more minor modifications or requiring additional clinical studies following clearance. Regulatory requirements may also entail lengthy inspections for compliance with appropriate standards, including those relating to good manufacturing practices. All significant facilities within the Group are subject to regular internal audit for medical device regulatory compliance with national and Group standards and policies.

Management believes that the Group’s operations currently comply in all material respects with applicable environmental laws and regulations. Although the Group continues to make capital expenditures for environmental compliance, it is not currently aware of any significant expenditure that would be required as a result of such laws and regulations that would have a material adverse impact upon the Group’s financial condition.

THE BUSINESS AND THE COMMUNITY

CORPORATE AND SOCIAL RESPONSIBILITY

Approach

Smith & Nephew recognises that companies have a wide responsibility to the community, the environment and the quality of life enjoyed by society at large. As a leader in its markets, Smith & Nephew believes it should also be a leader in setting and meeting standards of sustainable development. The Group monitors progress and views sustainable development as an integral part of the way the Group does business.

Smith & Nephew’s approach to sustainability is governed by the policies and principles it has developed to cover four key areas of corporate and social responsibility, namely: corporate governance and business integrity, health, safety and environment, social responsibility and economic contribution. These policies and principles are available at www.smith-nephew.com.

The Group has published a Sustainability Report, annually, since 2001. The tenth Sustainability Report, which gives detailed information on the actions and performance in the four key reporting areas during the last year, is expected to be published on the Group’s website during May 2010 at www.smith-nephew.com.

Smith & Nephew’s progress is measured by leading organisations that assess sustainable development. In 2009, the Group was again included in the Dow Jones Sustainability Index (“DJSI”) and is a member of FTSE4Good.

Corporate Governance and Business Integrity

See the ‘Corporate Governance Statement’ section on pages 47 to 59 for a discussion of Smith & Nephew’s governance structures and procedures, which include the principal duties and actions during the year of the ‘Ethics and Compliance Committee’ as well as details of the Group’s ‘Code of Conduct’ and ‘Code of Ethics for Senior Financial Officers’.

Health, Safety and Environment Management

The Group’s health, safety and environmental (“HSE”) commitment is to:

•	give due regard to the effects of its operations on the environment and community to create a sustainable business;

•	provide and maintain a safe and healthy work environment for employees, contractors and visitors;

•	require each of the Group’s businesses to achieve the HSE standards specified by the policy;

•	seek to improve HSE performance through continuous evaluation and development of measures to control risk, conserve resources and minimise waste; and

•	recognise, promote and reinforce the responsibility of employees, contractors and visitors to work safely and follow procedures.

The Group’s manufacturing processes are relatively low in environmental impact. Particular emphasis is placed on the control of energy, and waste in manufacturing and research and development. Improvement targets are set and performance is measured against these targets. The Group’s key environmental measurements over the last five years are as follows:

	2009 actual	2009 target change	2009 actual change	Change over last 5 years
Energy Consumption	156.8 GWh	None (i)	+6%	-13%
Non-hazardous waste	4,456 tonnes	None (ii)	+1.6%	-27%
Total waste	6,792 tonnes	-20%	-0.5%	-10%
Lost time accidents incident rate (iii)	0.57	-5%	+23%	-5%
OSHA recordable incident rate (iv)	1.20	-5%	-3%	-37%

(i)	There was no Group target for energy reduction. Each site prepares its own programme to achieve a saving.
(ii)	There was no target for the reduction of non-hazardous waste. The Group target was for a 20% reduction in total waste.
(iii)	Lost Time Accident Frequency Rate is measured as the number of accidents resulting in the loss of a day or more per 200,000 hours worked.
(iv)	Occupational Safety & Health Administration (“OSHA”) definition measured as the number of incidents resulting in lost time, medical treatment (other than simple first aid), or modification to the persons work, per 200,000 hours worked.

In the 2009 Sustainability Report, Smith & Nephew published targets for the above environmental measurements for the third year. These targets were based on figures normalised for changes in production levels (using 2009 as the base year) rather than the absolute figures. This ensures any impact arising from changes in production is taken into account. The performance against the published targets is as follows:

•

Energy consumption increased by 6%, primarily because of an expansion in warehousing and distribution within Orthopaedics. Endoscopy showed a 15% reduction in energy consumption when normalised for production. The start up of a new factory in Suzhou, China and the stock build up in Largo, Florida from 2008 to enable the transfer of production to Suzhou, meant that energy consumption in Advanced Wound Management increased by 3% when normalised for production.

•

The Group’s carbon emissions are calculated from its energy consumption. The Group’s emission of carbon dioxide was 74,090 tonnes in 2009. Carbon emissions depend on the mix of energy consumed and, in the case of electricity consumption, the emission factor of the local provider. It includes both direct emissions from the combustion of fossil fuels on sites and secondary emissions from the generation by utility companies of the electricity consumed. Changes in the site of manufacture and the mix of fuel meant that carbon emissions remained static despite an increase in energy consumption.

•

There were 4,456 tonnes of non hazardous waste in 2009, representing an increase of 1.6%. An increase in waste within Endoscopy and Orthopaedics resulted from building and development work, and the closure of the Endoscopy site in San Antonio, US. This increase was off-set by progress in reducing waste and improving recycling within Advanced Wound Management which led to an actual decrease in Group waste of 3% in absolute terms. However, when normalised for production, Group non-hazardous waste rose by 1.6%.

•

There were 517 tonnes of hazardous waste in 2009, representing an increase of 8.3%. The Orthopaedics site at Aarau, Switzerland and the Endoscopy site at Mansfield, US showed the largest increases as they disposed of cutting fluids. The Orthopaedics sites at Aarau and Warwick, UK are the Group’s largest producers of hazardous waste. Both manufactured fewer goods in 2009, which impact the figures when normalised for production. Consequentially, Group hazardous waste normalised for production rose by 50%.

•

Exploration of new recycling options within Advanced Wound Management proved very successful and their percentage of waste recycled rose from 29% to 44%, giving rise to an increase in the Group’s recycling from 30% to 32%.

•	There was a total (hazardous, non-hazardous, and recycled waste combined) of 6,792 tonnes of waste. This represents a fall of 6% in absolute terms, virtually unchanged when normalised for production.

•

The Group’s lost time accident frequency rate rose from 0.47 to 0.57, principally due to an increase at the Advanced Wound Management site at Hull, UK, as well as country specific incidents. In the case of Hull, the total number of lost time accidents rose from three to six. However, an independent health and safety audit in October 2009 gave the site a 93% rating and found no serious defects. The increase is not, therefore, thought to reflect any underlying deterioration in performance. The rise in country specific incidents was driven by Spain, which reported seven lost time accidents, and South Africa, which reported four.

A full analysis of these measurements and key health and safety performance measures will be included in the 2010 Sustainability Report.

Business Partners

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group seeks to work only with partners whom it believes adhere to principles and health, safety, social and environmental standards consistent with that of the Group. Additional work continues each year to improve the monitoring of supplier standards for service quality and activities relevant to their corporate responsibility. Additional focus on supplier standards has been implemented in the manufacturing area to ensure Smith & Nephew’s high standards are maintained throughout.

Social responsibility

Employees

The Human Resources (“HR”) Policy Framework introduced in 2006 continues to provide a framework of key HR policies, values, behaviours and management principles that provide the structure within which the business units and Global functions plan and deliver successful results. There is also an HR strategy which provides direction on how the Group intends to attract, retain and develop the right talent to meet the business needs and create a culture that is aligned to Smith & Nephew values and deliver the Group’s long term strategic plans.

The Group’s employment policies are based on equality of opportunity regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation, mental or physical disability unrelated to the ability of the person to perform the essential functions of the job.

Smith & Nephew is committed to providing a healthy and safe working environment and operates a set of policies that ensure flexible, family-friendly practices and non-discrimination. It aims to provide an open environment based on constructive relationships and regular and timely dissemination of Group information and encourages feedback and ideas. An employee global opinion survey is conducted every two years and used as a catalyst for improvements and plans with all employees and representative bodies.

The 2008 Global Opinion Survey was completed towards the end of 2008 and the results reported to employees in early 2009. Across the Group, the response rate was good with nearly 6,500 employees taking the survey. Overall, the results were positive and indicated continued high levels of employee engagement with the values and direction of the Group. The feedback identified several areas where the Group needed to improve, including the alignment and enhancement of systems and processes to enable better execution of plans and greater visibility of results. During 2009, the Group has worked diligently to address the issues raised by employees and reinforce the positive aspects of the feedback received.

Other employee engagement indicators

In 2009, the Group continued to assess indicators of employee engagement. These measurements are a useful monitoring tool and alert mechanism for action as well as giving trend indicators of improved performance.

The data below relates to the Group’s US and UK population (approximately 60% of the total employees) as these regions have the most established and robust data collection processes in place.

•

Positions filled by internal candidates through promotions — This measure is an indicator of how well the Group believes it is developing its employees and the success of the Group’s internal recruitment policy. In 2009, the percentage of vacancies filled by internal applicants averaged 32%. The total for non-management positions was 29% and for management positions was 51%. The Group target for all employees is 40%, (including management positions) which management believes is challenging but achievable. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the need to bring in new ideas and approaches that external recruitment brings.

•

Labour turnover — The Group measures various labour turnover rates. The average voluntary labour turnover rate during 2009 was 6.5%, a decrease from the 2008 equivalent rate of 9%. The average involuntary labour turnover rate was 10.7%, which management believe is indicative of the Group’s continuing programme of efficiency improvements. This is allied to continued investment in new markets and skills. An indicator of this is that the Group’s headcount remained broadly unchanged on the prior year. In addition, the Group measures labour turnover relating specifically to employees who have been with the business less than two years. This measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business. The average voluntary turnover for employees leaving the Group within two years of joining was 10.1%, a decrease on the 2008 equivalent rates of 14% in the US and 11% in the UK.

The Group is committed to providing training and information so that all employees can make the best contribution possible. To ensure that the Group continues to improve in this important area, the central global organisational development team continued expanding their programmes to lead talent management, performance management and learning and development across the whole of the Group. Learning and development programmes are used to attract, retain and develop employees. These programmes are linked to formal performance appraisal and development planning. The Group operates training programmes under the banner of ‘Management Excellence’. These provide the key management skills required to be successful managers and leaders, covering the requirements of both new and experienced individuals. Further programmes were added in 2009 and the Group has developed a common and comprehensive on-line learning resource for global launch in the first quarter of 2010.

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

The Group realises that its technologies and products do not reach everyone. To address this issue, the orthopaedics business has created a relationship with a charitable and humanitarian organisation. This links up with physicians and non-profit groups engaged in medical philanthropy that receive donations of Smith & Nephew products through sponsorship and help from the Group’s employees. The Group considers that working in collaboration with these individuals and organisations increases the impact of its charitable giving.

In 2009, direct donations to charitable and community activities totalled $1,866,000, of which $396,000 was given to the Smith & Nephew Foundation. Smith & Nephew made no political contributions in 2009.

More examples of the programmes supported by the Group are given in the 2010 Sustainability Report.

Economic Contribution

The Group contributes economically in three principal ways: (i) its financial performance brings economic benefits to shareholders, employees, suppliers, governments and local authorities; (ii) it aims to deliver overall cost savings to healthcare systems by reducing the cost per episode of care, and (iii) through the provision of medical education to surgeons and nurses.

Delivering overall cost savings to healthcare systems

Smith & Nephew’s innovation is focused on designing products, instruments and techniques which provide clinical and cost benefits. Efficiency benefits include reduced frequency of dressing changes, shorter operating theatre times, reduced length of time spent in hospital, faster recovery and reduced infection rates. Examples of such innovations that the Group has recently introduced include:

•	VISIONAIRE Patient Matched Instrumentation materially shortens procedure time by eliminating sizing and alignment surgical steps.

•

BIRMINGHAM HIP Resurfacing System has significant cost advantages over alternative treatments which consist of many years of traditional pain management followed by a total hip replacement, as well as giving significant improvement in patient quality of life.

•	DYONICS BONECUTTER ELECTROBLADE Resector, which combines technologies to perform the work of three separate resection devices, hence often resulting in shorter procedures.

•	BICEPTOR Tenodesis System to re-attach the biceps tendon in the shoulder simplifies and shortens procedure times.

•	Negative Pressure Wound Therapy can significantly reduce wound healing times while reducing hospital costs by permitting patients to be discharged earlier.

•	ALLEVYN Ag Gentle Border incorporates the anti-microbial protection of silver which reduces the incidence of infection and hence the cost of treatment.

Medical education

The Group is committed to supporting surgeon, clinician and nurse training both associated directly with the Group’s products and more generally.

Examples during 2009 include: Orthopaedics continued to expand its KLEOS programme, which is a medical education platform which offers seminars, fellowships, instructional videos and literature reviews. Orthopaedics also contributed by providing grant support for research, graduate medical education fellowships and continuing medical education through the independent Orthopaedic Research and Education Foundation. Endoscopy hosted a two-day fellowship meeting, “The Wider Scope of Arthroscopy”, that involved over 100 visiting surgeons, including Fellows from some of the most prestigious programmes in North America. In Advanced Wound Management, much of the focus is on the training of nurses.

In addition, during 2009, the Group opened or commissioned surgeon training facilities in Shanghai, China; Lucerne, Switzerland; York, UK; and Memphis, US.

More examples of the programmes supported by the Group to deliver medical education are given in the 2010 Sustainability Report.

Looking Ahead

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

EMPLOYEES

The average number of full-time equivalent employees in 2009 was 9,764, of whom 1,639 were located in the UK, 4,131 were located in the US and 3,994 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2009	2008	2007
Orthopaedics	4,853	4,840	4,405
Endoscopy	1,888	1,849	1,798
Advanced Wound Management	3,023	3,068	2,987
	9,764	9,757	9,190

Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances.

Smith & Nephew operates share option plans that are available to the majority of employees (for further information see Note 26 of the Notes to the Group Accounts). The Group has no share plans in which shares have rights with regard to control of the Company that are not exercisable directly by employees.

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

Currency Fluctuations

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. In 2009, 44% (2008 — 44%) of Group revenue arose in the US, 27% (2008 — 28%) in Continental Europe, 21% (2008 — 20%) in Africa, Asia, Australia, Canada, New Zealand and Latin America, and 8% (2008 — 8%) in the UK. During 2009, fluctuations in the exchange rates used to translate the financial statements of operations outside the US into US Dollars had the effect of decreasing Group revenue by 3% (2008 — increasing Group revenue by 2%).

The Group’s manufacturing cost base is situated principally in the US, the UK and Switzerland from where finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currencies of the Group’s selling operations, particularly the Euro, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin would be adversely affected.

In 2009, the Group managed $1bn of foreign currency transactions by using forward foreign exchange contracts, of which the major transaction flows are from Euros into US Dollars and Sterling. The Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year.

Assuming the Group had not transacted forward foreign exchange contracts and ignoring delays in recognition of exchange rate movements due to inventory-holding periods:

•

If the Euro were to have weakened on average over the year by 10% against all other currencies, Smith & Nephew’s profit before taxation in 2009 would have decreased by an estimated $43m (2008 — decreased by an estimated $45m) on account of transactional and translational movements;

•

If the US Dollar were to have weakened on average over the year by 10% against all other currencies, profit before taxation in 2009 would have increased by an estimated $70m (2008 — increased by an estimated $51m).

Dependence on Government and Other Funding

In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of the Group’s products is governed in most major markets largely by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on sales and operating profit. Currently health care reform legislation is under consideration in the US that would impose a significant tax on medical device manufacturers. There may be an increased risk of other adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate health care, including extensive and complex rules in the US. Failure to do so could result in fines or loss of future funding.

World Economic Conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group’s products is influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during the current macro-economic events.

In 2009, deteriorating economic conditions worldwide created several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressures and significant declines in capital equipment expenditures at hospitals. These factors tempered the overall growth of the Group’s global markets and may continue to impact growth in the future.

Stock Market Valuations

As a growth industry, medical device companies have higher stock market valuations than many other industrial companies. If market conditions change, other companies in its sector fail to perform, or if the Group is perceived to be performing less well than the sector, then the share price of the Group may be adversely affected.

Political Uncertainties

The Group has operations in 32 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its investments in that country. Furthermore, legislative measures in a country could result in changes in tariffs, import quotas or taxation that could adversely affect the Group’s turnover and operating profit. Terrorist activities and ongoing global political uncertainties could adversely impact the Group.

Highly Competitive Markets

The Group’s business units compete across a diverse range of geographic and product markets. Each market in which the business units operate contain a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a possibility of further consolidation of companies, which could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected sales growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base, as well as among the Group’s competitors, and these trends are expected to continue long term. Increased competition and unanticipated unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in market share in any of the Group’s business areas, which would adversely affect Smith & Nephew’s results of operations and hinder its growth potential.

Product Liability Claims and Loss of Reputation

The development, manufacture and sale of medical devices entail risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation.

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

The Group has committed to ensuring the rigorous application of its Compliance Programme worldwide. In order to achieve this, management has made changes to existing corporate structures and introduced additional standards and procedures, including safeguards with respect to the sale of Group products through distributors, sales representatives and other third parties. As the Group continues to enhance its compliance programs globally, it is possible that operations in some regions may be disrupted.

Regulatory Approvals and Controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution, marketing and sale of its products, particularly in the US, China and Europe. Such controls have become increasingly demanding and costly to comply with and management believes that this trend will continue. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in most countries in which the Group operates, although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a lengthy process, particularly if materials are employed which have not previously been used in similar products. In the US, the 510(k) process by which many of the Group’s products are cleared for sale may be revised in ways that could lead to delays or increased costs. See “Regulation”.

Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to company reputation.

Proprietary Rights and Patents

Due to the technological nature of medical devices, the Group is subject to the potential for patent infringement claims. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group’s business interests. If Smith & Nephew fails to enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to pay damages, develop non-infringing products or to obtain licences to the products which are the subject of such litigation, thereby affecting the Group’s growth and profitability.

Continual Development and Introduction of New Products

The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, each of the Group’s business units must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. A potential product may not be brought to market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group’s business units operate. If the Group’s new products do not remain competitive with those of competitors, the Group’s sales revenue could decline.

There is a risk that a major disruptive technology could be introduced into one or more of the Group’s markets and adversely affect its ability to achieve business plans and targets.

Manufacturing and Supply

The Group’s manufacturing production is concentrated at 11 main facilities in Memphis, Tennessee, Mansfield, Massachusetts and Oklahoma City, Oklahoma in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tüttlingen in Germany, Alberta in Canada and Suzhou and Beijing in China. If major physical disruption took place at any of these sites, it would adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

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

Attracting and Retaining Key Personnel

The Group’s continued development depends on its ability to hire and retain highly skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. If Smith & Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

Failure to Make Successful Acquisitions

A key element of the Group’s strategy for continued growth is to make strategic acquisitions or alliances to complement its existing businesses. Failure to identify appropriate acquisition targets or failure to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. In addition, the contraction of available global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance.

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

EXCHANGE AND INTEREST RATE RISK AND FINANCIAL INSTRUMENTS

The Board of directors of the Company has established a set of policies to manage funding, currency and interest rate risks. Derivative financial instruments are used only to manage the financial risks associated with underlying business activities and their financing. See Note 21 of the Notes to the Group accounts for further details of these risks.

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered into to hedge sales and purchase transactions in foreign currency and interest rate exposures are accounted for as hedges. Changes in fair values of these financial instruments would not affect the Group’s income statement. The movements in the fair value of financial instruments that are not accounted for as hedges offset movements in the values of assets and liabilities and are recognised through the income statement. The net impact of these changes in fair value on the Group’s income statement is not significant.

BUSINESS REVIEW, LIQUIDITY AND PROSPECTS

The Business Review, Liquidity and Prospects discusses the operating and financial performance of the Group, including the financial outlook and the financial resources of the Group, under the following headings:

The results for each year are compared primarily with the results for the preceding year.

BUSINESS OVERVIEW

Smith & Nephew’s operations are organised into three primary business units that operate globally: Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew believes that its businesses have the opportunities for strong growth due to its markets benefiting from an ageing population, an increase in active lifestyles and trends toward less invasive medical procedures.

Revenue by business segment as a percentage of total revenue was as follows:

	2009%	2008%	2007%
Orthopaedics	57	57	55
Endoscopy	21	21	22
Advanced Wound Management	22	22	23
Total revenue	100	100	100

Revenue by geographic market as a percentage of total revenue was as follows:

	2009%	2008%	2007%
Europe (Continental Europe and United Kingdom)	35	36	35
United States	44	44	46
Africa, Asia and Australia and Other America	21	20	19
Total revenue	100	100	100

Underlying Growth in Revenue

“Underlying growth in revenue” is a non-GAAP financial measure which is a key performance indicator used by the Group’s management in order to compare the revenue in a given year to that of the previous year on a like-for-like basis. This is achieved by adjusting for the impact both of sales of products acquired in material business combinations and for movements in exchange rates. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis.

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

Reported growth in revenue by business segment reconciles to underlying growth in 2009 as follows:

	Reported growth %	Constant currency exchange effect %	Underlying growth %
Orthopaedics	(1)	2	1
Endoscopy	(1)	2	1
Advanced Wound Management	–	6	6
Total revenue	(1)	3	2

Reported growth in revenue by business segment reconciles to underlying growth in 2008 as follows:

	Reported growth %	Constant currency exchange effect %	Acquisitions effect %	Underlying growth %
Orthopaedics	16	(2)	(9)	5
Endoscopy	9	(1)	–	8
Advanced Wound Management	8	(1)	–	7
Total revenue	13	(2)	(5)	6

Trading profit

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

Operating profit reconciles to trading profit in 2009 as follows:

	Operating profit $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles and impairments $ million	Trading profit $ million
Orthopaedics	410	26	26	46	508
Endoscopy	169	–	5	15	189
Advanced Wound Management	144	–	11	5	160
Total	723	26	42	66	857

Operating profit reconciles to trading profit in 2008 as follows:

	Operating profit $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles and impairments $ million	Trading profit $ million
Orthopaedics	382	61	9	29	481
Endoscopy	146	–	4	16	166
Advanced Wound Management	102	–	21	6	129
Total	630	61	34	51	776

Trading profit by business segment as a percentage of total trading profit was as follows:

	2009%	2008%	2007%
Orthopaedics	59	62	60
Endoscopy	22	21	21
Advanced Wound Management	19	17	19
Total trading profit	100	100	100

Operating profit by business segment as a percentage of total operating profit was as follows.

	2009%	2008%	2007%
Orthopaedics	57	61	49
Endoscopy	23	23	29
Advanced Wound Management	20	16	22
Total operating profit	100	100	100

Factors Affecting Smith & Nephew’s Results of Operations

Sales Trends

Smith & Nephew’s business units participate in the global medical devices market and share a common focus on the repair of human tissue. Smith & Nephew’s principal geographic markets are in the well-developed healthcare economies of the US, Europe, Japan and Australia.

These markets are characterised by an increase in the average age of the population caused by the immediate post-World War II “baby boomer” generation approaching retirement, increased longevity, more active lifestyles, obesity and increased affluence. Together these factors have created significant demand for more effective healthcare products which deliver improved outcomes through technology advances. Furthermore, pressure to resist increases in overall healthcare spending has led healthcare providers to demand products which minimise the length of hospital stays and use of surgeon and nursing resources.

Increasing consumer awareness of available healthcare treatments through the Internet and direct-to-customer advertising has led to increased consumer influence over product purchasing decisions.

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

Innovation

The Group must continually develop its existing and new technologies and bring new products to its customers to drive sales growth. Expenditure on research and development in 2009 represented approximately 4%

(2008 — 4%) of Group revenue. The focus of Smith & Nephew’s innovation is to create new products and surgical techniques with distinct advantages in clinical performance and cost-effectiveness benefits for clinicians, patients and healthcare providers. In particular, the Group has brought together various initiatives across its businesses to focus on biologics, which are advanced, locally delivered biological therapies to promote healing and pain relief.

Currency Movements

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group manages the impact of exchange rate movements on sales and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for firm commitments to be fully covered and forecast transactions to be covered between 50% and 90% for up to one year.

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

Other

Other than national governments seeking to control or reduce healthcare expenditure, (see “Risk Factor — Dependence on Government and Other Funding”) management is not aware of any governmental economic, fiscal, monetary or political policies or factors that have materially affected, directly or indirectly, the Group’s operations or investments by shareholders.

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

Retirement Benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, operating profit and other finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example a 0.5% increase in discount rate would reduce the combined UK and US pension plan deficit by $87m whilst a 0.5% decrease would increase the combined deficit by $97m. A 0.5% increase in discount rate would decrease profit before taxation by $3m whilst a 0.5% decrease would increase it by $2m. A one year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would increase the combined deficit by $33m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The discount rate is determined by reference to market yields on high quality corporate bonds, with currency and term consistent with those of the liabilities. In particular for the UK, the discount rate is derived by reference to an AA yield curve derived by the Group’s actuarial advisers. The principal index used for setting the US discount rate is the Citigroup Pension Liability Index.

See Note 35 of the Notes to the Group Accounts for a summary of how the assumptions selected in the last five years have compared with actual results.

Contingencies and Provisions

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

The Group operates in numerous tax jurisdictions around the world. Although it is Group policy to submit its tax returns to the relevant tax authorities as promptly as possible, at any given time the Group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisors and updates the amount of provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

2009 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report.

Financial Highlights of 2009

Group revenue was $3,772m for the year ended 31 December 2009, representing a 1% decline compared to 2008. Unfavourable currency translation of -3% was partly offset by underlying revenue growth of 2%.

Profit before taxation was $670m in 2009, compared with $564m in 2008. Attributable profit was $472m compared with $377m in 2008. Adjusted attributable profit (calculated as set out in “Selected Financial Data”), rose 18% to $580m in 2009, from $493m in 2008.

Basic earnings per Ordinary Share were 53.4¢, compared to 42.6¢ for 2008. EPSA (as set out in “Selected Financial Data”) was 65.6¢ in 2009 compared, to 55.6¢ for 2008, representing an 18% increase.

Fiscal 2009 Compared with Fiscal 2008

The following table sets out certain income statement data for the periods indicated:

	2009 $ million	2008 $ million
Revenue (i)	3,772	3,801
Cost of goods sold (ii)	(1,030)	(1,077)
Gross profit	2,742	2,724
Marketing, selling and distribution expenses (iii)	(1,368)	(1,436)
Administrative expenses (iv)	(519)	(533)
Research and development expenses	(155)	(152)
BSN agency and management fees	23	27
Operating profit (i)	723	630
Net interest payable	(40)	(66)
Other finance costs	(15)	(1)
Share of results of associates	2	1
Profit before taxation	670	564
Taxation	(198)	(187)
Attributable profit for the year	472	377

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 34 to 35.
(ii)	2009 includes $15m of restructuring and rationalisation expenses and $12m of acquisition related costs (2008 — $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs).
(iii)	2009 includes $7m of acquisition related costs and $10m of restructuring and rationalisation expenses (2008 — $7m of acquisition related costs and $3m of restructuring and rationalisation expenses).
(iv)	2009 includes $7m of acquisition related costs, $17m of restructuring and rationalisation expenses and $66m relating to amortisation of acquisition intangibles and impairments (2008 — $31m of acquisition related costs, $13m of restructuring and rationalisation expenses and $51m amortisation of acquisition intangibles and impairments).

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro weakened from $1.46 to $1.39 (-5%), Sterling weakened from $1.84 to $1.56 (-15%), the Swiss Franc remained flat at $0.92, the Australian Dollar weakened from $0.84 to $0.78 (-7%) and the Japanese Yen strengthened from ¥103 to ¥94 (+9%).

The Group’s principal manufacturing locations are in the US (Orthopaedics and Endoscopy), Switzerland (Orthopaedics) and UK (Advanced Wound Management and Orthopaedics). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, purchases from the US became relatively more expensive. The Group’s policy of purchasing forward a proportion of its currency requirements mitigates the impact of these movements.

Revenue

Group revenue decreased by $29m (-1%) from $3,801m in 2008 to $3,772m in 2009. Underlying revenue growth was 2%, offset by -3% attributable to unfavourable currency translation.

Orthopaedics revenues decreased by $23m (-1%), of which 1% was attributable to underlying growth, offset by -2% due to unfavourable currency translation. Endoscopy revenues decreased by $9m (-1%), of which 1% was attributable to underlying growth, offset by -2% due to unfavourable currency translation. Advanced Wound Management revenues increased by $3m (nil%), of which 6% was attributable to underlying growth, offset by -6% due to unfavourable currency translation.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 34 to 35.

Cost of goods sold

Cost of goods sold decreased by $47m to $1,030m from $1,077m in 2008. The main drivers of this decrease are continuing focus on cost efficiency, cost effectiveness and the impact of currency. Other factors contributing to the movement were the decrease of $15m in utilisation of the Plus inventory stepped up to fair value on the acquisition, a decrease of $3m in restructuring and rationalisation expenses, offset by an increase of $4m in other acquisition related costs.

Further margin analysis is included within the “Trading profit” sections of the individual business segments that follow on pages 34 to 35.

Marketing, selling and distribution expenses

These expenses decreased by $68m to $1,368m from $1,436m in 2008. The decrease was largely driven by continuing focus on cost management, efficiencies achieved through the Earnings Improvement Programme and the impact of currency. These were partly offset by an increase in restructuring and rationalisation expenses of $7m.

Administrative expenses

Administrative expenses decreased by $14m to $519m from $533m in 2008, largely as a result of the focus on cost management and efficiency and the impact of currency. Other factors contributing to the movement were the decrease of $24m in other acquisition related costs, offset by an increase in the amortisation and impairment charge of intangible assets by $15m and an increase of $4m in restructuring and rationalisation expenses.

Research and development expenses

Expenditure as a percentage of revenue increased by 0.1% to 4.1% in 2009 (2008 — 4.0%). The Group continues to invest in innovative technologies and products to differentiate itself from competitors.

BSN agency and management fees

Agency and management fees of $23m (2008 — $27m) were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for Smith & Nephew.

Operating profit

Operating profit increased by $93m to $723m from $630m in 2008 comprising, increase of $28m in Orthopaedics, $23m in Endoscopy and $42m in Advanced Wound Management.

Net interest payable

Net interest payable decreased by $26m from $66m in 2008 to $40m in 2009. This is a consequence of the overall reduction of borrowings within the Group and a reduction in the applicable interest rates.

Other finance cost

Other finance costs in 2009 were $15m compared to $1m in 2008. This increase is attributable to a decrease in the expected return on pension plan assets.

Taxation

The taxation charge increased by $11m to $198m from $187m in 2008. The effective rate of tax was 29.6%, compared with 33.2% in 2008.

The tax charge was reduced by $26m in 2009 (2008 — $30m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, amortisation of acquisition intangibles and impairments. The effective tax rate was 27.9% (2008 — 30.6%) after adjusting for these items and the tax thereon. This is a lower rate than expected due to favourable progress in, and resolution of, certain historic issues.

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2009 $ million	2008 $ million
Non-current assets	2,480	2,523
Current assets	2,071	1,985
Assets held for sale	14	–
Total assets	4,565	4,508

Non-current liabilities	1,523	1,841
Current liabilities	863	968
Total liabilities	2,386	2,809
Total equity	2,179	1,699
Total equity and liabilities	4,565	4,508

Non-current assets decreased by $43m to $2,480m from $2,523 in 2008. Intangible assets and goodwill decreased by $60m of which $112m related to the Plus settlement, $92m to amortisation and impairments and $4m to disposals. These were offset by $102m of additions, $15m relating to the acquisition of Nucryst and $31m relating to favourable currency translation. Property, plant and equipment increased by $28m comprising $216m of additions, $30m of favourable currency translation and $6m relating to the acquisition of Nucryst. This was offset by $206m of depreciation charge, $10m of disposals and $8m of assets transferred to held for sale. Deferred tax assets decreased by $12m in the year, primarily due to the decrease in post retirement obligations.

Current assets increased by $86m to $2,071m from $1,985m in 2008. This was due to an increase in inventory of $54m and an increase in cash at bank of $47m. These increases were partially offset by a reduction in trade and other receivables of $15m.

Non-current liabilities decreased by $318m from $1,841m in 2008 to $1,523m in 2009. $268m of this decrease was due to the reduction of long-term borrowings. The net retirement benefit obligation decreased by $28m. This was due to experience gains on plan assets and liabilities totalling $88m. These gains were offset by a $47m increase in the defined obligation attributable to changes in actuarial assumptions and $16m of unfavourable currency movements.

Current liabilities decreased by $105m from $968m in 2008 to $863m in 2009. This was primarily due to a decrease in bank overdrafts and current borrowings of $70m, a decrease in trade and other payables of $11m and decrease in current tax payable of $25m.

Total equity increased by $480m from $1,699m in 2008 to $2,179m in 2009. The principal movements were an increase of $472m due to attributable profit, an increase in currency translation and hedging gains of $62m, an increase of $41m relating to actuarial gains on retirement benefit obligations, offset by $10m relating to deferred taxation and $120m due to dividends paid during the year.

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2009 $ million	2008 $ million
Revenue by business segment
Orthopaedics	2,135	2,158
Endoscopy	791	800
Advanced Wound Management	846	843
Total revenue	3,772	3,801

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	1,313	1,398
United States	1,664	1,657
Africa, Asia, Australasia and other America	795	746
Total revenue	3,772	3,801

Trading profit by business segment
Orthopaedics	508	481
Endoscopy	189	166
Advanced Wound Management	160	129
Total trading profit	857	776

Operating profit by business segment
Orthopaedics	410	382
Endoscopy	169	146
Advanced Wound Management	144	102
Total operating profit	723	630

Orthopaedics

Revenue

Orthopaedics revenue decreased by 1% to $2,135m from $2,158m in 2008. Of this decrease, 1% is attributable to underlying growth and -2% is due to unfavourable currency movements. The principal factors in the underlying growth in revenue were the continuing expansion in global orthopaedic markets and the growth of recently launched products.

In the US, revenue increased by $27m to $1,154m (2%), all of which was due to underlying growth. The main factors were the continued growth of products launched in recent years including the LEGION and JOURNEY knees.

Outside the US, revenue decreased by $50m to $981m (-5%), attributable to unfavourable foreign currency translation of -5% and flat underlying revenue growth.

Global knee revenue increased by $3m to $761m (nil%), representing underlying revenue growth of 3% offset by -3% of unfavourable foreign currency translation.

Global hip revenue decreased by $7m to $681m (-1%) of which 1% was due to underlying revenue growth offset by -2% unfavourable foreign currency translation.

Trading profit

Trading profit increased by $27m (6%) to $508m from $481m in 2008. Trading profit margin increased from 22.3% to 23.8%. This increase is due to good cost management and further investment in improving the efficiency and effectiveness of the main processes, primarily in the cost of sales area.

Operating profit

Operating profit increased by $28m to $410m. This largely comprises the increases in trading profit of $27m. A decrease in acquisition related costs of $35m were offset by increases of $17m in costs associated with Earnings Improvement Programme (“EIP”) and $17m in the amortisation of acquisition intangibles and impairments.

Endoscopy

Revenue

Endoscopy revenue decreased by $9m, or 1%, to $791m from $800m in 2008, comprising -2% unfavourable currency translation and 1% underlying growth.

In the US, revenue decreased by $23m to $349m (-6%), all of which represents negative underlying growth. This is largely attributable to the decrease in demand for capital equipment due to the current economic market conditions.

Outside the US, revenue increased by $14m to $442m (3%), of which 9% was underlying growth offset by -6% of unfavourable foreign currency translation.

Global revenue of knee and shoulder repair products increased by $13m to $325m (4%), of which 12% was underlying growth offset by -8% unfavourable foreign currency translation.

Revenue in the global resection products sector decreased by $29m to $248m (-11%), of which -2% represents negative underlying revenue growth in addition to -9% of unfavourable foreign currency translation.

Global Visualisation revenue decreased by $29m to $121m (-19%), of which -20% represents negative underlying growth offset by 1% of favourable foreign currency translation.

Trading profit

Trading profit increased by $23m (14%) to $189m from $166m in 2008 resulting in a trading profit margin increase from 20.8% to 23.9%. This improvement was mainly due to a greater focus on managing costs and a favourable product mix benefit.

Operating profit

Operating profit increased by $23m to $169m from $146m in 2008. This comprises the $23m increase in trading profit.

Advanced Wound Management

Revenue

Revenue increased by $3m, or nil%, to $846m from $843m in 2008, comprising -6% unfavourable currency translation and 6% underlying growth. Within the infection management and exudate management markets, growth was driven by the extension of the Group’s ALLEVYN brand to new products.

In the US, revenue increased by $3m to $161m (2%), all of which is attributable to underlying revenue growth.

Outside the US, revenue remained constant at $685m. This is represented by an underlying growth of 7% offset by -7% of unfavourable foreign currency translation. European revenue decreased by 2% of which -8% was unfavourable currency translation and 6% was underlying growth.

Trading profit

Trading profit increased by $31m (24%) to $160m from $129m in 2008 and trading profit margin increased from 15.3% to 18.9%. This improvement was mainly due to a greater focus on cost management and overall process improvement.

Operating profit

Operating profit increased by $42m to $144m. This largely comprises the increase in trading profit of $31m and a reduction of $10m in restructuring and rationalisation costs.

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

Fiscal 2008 Compared with Fiscal 2007

The following table sets out certain income statement data for the periods indicated:

	2008 $ million	2007 $ million
Revenue (i)	3,801	3,369
Cost of goods sold (ii)	(1,077)	(994)
Gross profit	2,724	2,375
Marketing, selling and distribution expenses (iii)	(1,436)	(1,278)
Administrative expenses (iv)	(533)	(487)
Research and development expenses	(152)	(142)
BSN agency and management fees	27	25
Operating profit (i)	630	493
Net interest payable	(66)	(30)
Other finance (costs)/income	(1)	6
Share of results of associates	1	–
Profit before taxation	564	469
Taxation	(187)	(153)
Attributable profit for the year	377	316

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 39 to 40.
(ii)	2008 includes $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs (2007 — $64m in respect of the utilisation of the Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs).
(iii)	2008 includes $7m of acquisition related costs and $3m of restructuring and rationalisation expenses (2007 — $12m of acquisition related costs, and $4m of restructuring and rationalisation expenses).
(iv)	2008 includes $31m of acquisition related costs and $13m of restructuring and rationalisation expenses and $51m of amortisation on acquisition intangibles (2007 — $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement, and $30m of amortisation of acquisition intangibles).

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

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 39 and 40.

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

Further margin analysis is included within the “Trading profit” sections of the individual business segments that follow on pages 39 to 40.

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

Taxation

The taxation charge increased by $34m to $187m from $153m in 2007. The effective rate of tax before discontinued operations was 33.2%, compared with 32.6% in 2007. The tax charge was reduced by $30m in

2008 (2007 — $49m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, the legal settlement and amortisation of acquisition intangibles and impairment. The effective tax rate was 30.6% (2007 — 29.6%) after adjusting for these items and the tax thereon.

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2008 $ million	2007 $ million
Non-current assets	2,523	2,542
Current assets	1,985	1,919
Total assets	4,508	4,461

Non-current liabilities	1,841	357
Current liabilities	968	2,288
Total liabilities	2,809	2,645
Total equity	1,699	1,816
Total equity and liabilities	4,508	4,461

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

Total equity decreased by $117m from $1,816m in 2007 to $1,699m in 2008. The principal movements were an increase of $377m due to attributable profit, offset by $99m from translation losses, $215m actuarial losses on defined benefit pension plans which was offset by $71m of taxation charged to equity, $109m of equity dividends paid in the year and $193m from the purchases of treasury shares.

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2008 $ million	2007 $ million
Revenue by business segment
Orthopaedics	2,158	1,858
Endoscopy	800	732
Advanced Wound Management	843	779
Total revenue	3,801	3,369

Revenue by geographic market
Europe (Continental Europe and United Kingdom)	1,398	1,177
United States	1,657	1,550
Africa, Asia, Australasia and other America	746	642
Total revenue	3,801	3,369

Trading profit by business segment
Orthopaedics	481	423
Endoscopy	166	147
Advanced Wound Management	129	136
Total trading profit	776	706

Operating profit by business segment
Orthopaedics	382	243
Endoscopy	146	141
Advanced Wound Management	102	109
Total operating profit	630	493

Orthopaedics

Revenue

Orthopaedics revenue increased by 16% to $2,158m from $1,858m in 2007. Of this increase, 5% is attributable to underlying growth, 2% is due to favourable currency movements and 9% is due to the effect of the acquisition of Plus. The principal factors in the underlying growth in revenue were the continuing expansion in global orthopaedic markets, the growth of recently launched products and actions the Group has taken to align sales forces.

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

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2009 $ million	2008 $ million	2007 $ million
Cash generated from operations	1,030	815	693
Net interest paid	(41)	(63)	(30)
Income taxes paid	(270)	(186)	(225)
Net cash inflow from operating activities	719	566	438
Capital expenditure (net of disposal of property, plant and equipment)	(318)	(289)	(194)
Acquisitions (net of cash acquired)	(25)	(16)	(781)
Plus settlement	137	–	–
Equity dividends paid	(120)	(109)	(105)
Proceeds from own shares	10	4	–
Issue of ordinary share capital	7	19	28
Treasury shares purchased	–	(193)	(640)
Change in net debt from net cash flow (see Note 29 of the Notes to the Group Accounts)	410	(18)	(1,254)
New finance leases	–	–	(7)
Facility fee	–	2	(6)
Borrowings and finance leases acquired on acquisition	–	–	(181)
Exchange adjustment	(21)	(6)	(72)
Opening (net debt)/net cash	(1,332)	(1,310)	210
Closing net debt	(943)	(1,332)	(1,310)

The Group’s net cash decreased from $210m at the beginning of 2007 to a $943m net debt position at the end of 2009, representing an overall decrease of $1,153m. Translation of foreign currency net debt into US Dollars had the effect of increasing net debt by $99m in the three-year period ended 31 December 2009. Closing net debt includes no currency swap liabilities (2008 — $4m, 2007 — $2m).

Net Cash Inflow from Operating Activities

Cash generated from operations in 2009 of $1,030m (2008 — $815m, 2007 — $693) is after paying out $5m (2008 — $10m, 2007 — net $23m after receipt of $22m from a successful settlement) of macrotextured claim settlements unreimbursed by insurers, $22m (2008 — $48m, 2007 — $33m) of acquisition related costs and $32m (2008 — $28m, 2007 — $39m) of restructuring and rationalisation expenses. In 2007, the cash generated from operations includes the legal settlement of $30m.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements have been financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years, capital expenditure on tangible and intangible fixed assets has represented approximately 8% of continuing group revenue.

In 2009, gross capital expenditure amounted to $318m (2008 — $292m, 2007 — $200m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licenses, plant and equipment and information technology.

At 31 December 2009, $7m (2008 — $27m, 2007 — $5m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and Disposals

In the three-year period ended 31 December 2009, $822m was spent on acquisitions, funded from net debt and cash inflows. This comprised Nucryst $25m, Plus $769m, BlueSky $16m and other acquisitions of $12m . During the year, the Group reached an agreement with the vendors of Plus Orthopedics Holdings AG to reduce the total original purchase price to CHF927. This resulted in an additional cash inflow of $137m.

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In May 2007, the Group entered into a committed $2,500m revolving multicurrency loan facility. This facility comprises a $1,000m 364 day facility, which was extended into a term loan for a further four years in May 2008 by the giving of notice by the Group, and a five year $1,500m revolving loan facility.

At 31 December 2009, the Group held $192m (2008 — $145m, 2007 — $170m) in cash and balances at bank. The Group has drawings under committed and uncommitted facilities of $2,503m and $415m, respectively. Of the undrawn committed facilities totalling $1,436m, $1m expires in 2010 and $1,435m in 2012. In addition, Smith & Nephew has finance lease commitments of $26m (of which $12m extends beyond five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, the share buy-back programme (announced as suspended in November 2008), timing of capital expenditure and working capital fluctuations.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2010, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

The Group’s planned future contributions are considered adequate to cover the current under funded position in the Group’s defined benefit plans.

Further disclosure regarding borrowings, related covenants and the liquidity risk exposures is set out in Note 20 of the Notes to the Group Accounts. The Group believes that the borrowing facilities do not contain restrictions that are expected to impact on funding or investment policy for the foreseeable future.

Going Concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the “Group Description” section on pages 3 to 24. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the “Business Review, Liquidity and Prospects” section set out on pages 41 to 42. In addition, the notes to the financial statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

The Group has considerable financial resources and its customers and suppliers are diversified across different geographic areas. As a consequence, the directors believe that the Group is well placed to manage its business risk successfully despite the ongoing uncertain economic outlook.

The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the annual financial statements.

Payment Policies

It is the Group’s policy to ensure that suppliers are paid within agreed terms. At the year-end the Parent Company had no trade creditors.

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as detailed below, management believes none of them will result in a material adverse effect on the financial position of the Group. The Group accrues for outcomes that are deemed to be probable and can be reasonably estimated. There is no assurance that losses will not exceed accruals or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

Product Liability Claims

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost to date related to this matter is approximately $210m. The Group has sought recovery from its insurers.

To date the primary insurance carrier has paid $60m in full settlement of its policy liability. An additional $22m was received from a successful legal settlement. At 31 December 2009, at least $128m remains due, and the Group has sought coverage from five excess insurance carriers. However, these excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in federal district court in Memphis, Tennessee, and hearing is expected to commence in late 2010 or early 2011.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $25m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, however, there can be no assurance on this point.

The Group faces other claims from time to time for alleged defects in its products and has on occasion recalled products to minimise risk of harm or claims. The Group maintains product liability insurance subject to limits and deductibles that are believed reasonable.

Business Practice Investigations

In March 2005 the US Attorney’s Office in Newark, New Jersey issued subpoenas to the five largest sellers of hip and knee implants to US orthopaedic surgeons, including the Group’s Orthopaedic business, asking for information regarding arrangements with orthopaedic reconstructive surgeons. In September 2007, the Group and the other four companies involved settled the criminal and (except for one other company) civil matters with respect to any charges against the companies that could result from this investigation, without admitting any wrongdoing as part of the settlement. The Group paid a civil restitution payment of $29m and entered into a Deferred Prosecution Agreement with the US Attorney which obligated the Group to improve its existing compliance program under the scrutiny of a monitor appointed to oversee its efforts. This agreement was for 18 months and expired in March, 2009, resulting in dismissal of charges. At the same time, the Group also entered into a Corporate Integrity Agreement with the Office of the Inspector General (“OIG”) of the US Department of Health and Human Services which requires certain compliance efforts. This agreement is in effect for five years, until September 2012. If the Group meets its terms, the OIG will not attempt to exclude it from receiving Medicare payments for its products. The Group has devoted substantial effort to comply with both agreements and has applied the best practices developed in the process to the rest of its business units as well.

In September 2007, the SEC notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (“FCPA”) in connection with the sale of products in certain foreign countries. The US Department of Justice subsequently joined the SEC’s request. The Group is cooperating fully with the US Department of Justice and the SEC regarding these matters, has conducted a broader review on its own initiative, and has disclosed to them information indicating that at least one independent distributor of our products may have made payments that could have FCPA implications. The Group is engaged in discussions to resolve these matters, but we cannot predict the outcome of the investigation.

Patent Disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and, in some cases, breach of licence agreement. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

Since the Group’s entry into the negative pressure wound therapy business in 2007, Kinetic Concepts, Inc. (“KCI”) has pursued claims of patent infringement against the Group in the US, UK, Germany and other jurisdictions. In one case in Texas a jury found that KCI’s patents were valid but not infringed by the gauze product acquired by the Group. That ruling was upheld on appeal. In another case in Texas relating to the Group’s foam product, a jury found in March 2010 that KCI’s patents were valid and infringed. If affirmed by the courts, the group may be prevented from selling that foam product in the US until patent expiration in 2014. The group plans to ask the court to disaffirm this finding and, depending on the outcome, may appeal the final decision. In cases brought by KCI in Germany and the UK, the courts in 2009 invalidated the KCI patent at issue. The German decision is subject to appeal; the UK decision is final.

In June 2008, the Group won a jury verdict in Portland, Oregon against Arthrex Inc., (“Arthrex”) for infringement of a patent relating to suture anchors. Smith & Nephew was awarded approximately $15m in damages plus approximately $6m interest and an injunction forbidding further sales of infringing suture anchors by Arthrex. On appeal by Arthrex, the Court of Appeals reversed the decision and remanded the case to the trial court. A second lawsuit against other Arthrex suture anchors is also pending in the Oregon court. In February 2010, the Group won another jury verdict against Arthrex in a Texas court for infringement of a patent relating to femoral fixation devices for ACL reconstruction. The Group was awarded approximately $4.7 million in damages. Further proceedings in that case are underway.

Other Matters

In April 2009, the Group was served with a subpoena by the US Department of Justice in Massachusetts requiring the production of documents from 1995 to 2009 associated with the marketing and sale of the Group’s Exogen bone growth stimulator. Similar subpoenas have been served on a number of competitors in the bone growth stimulator market. Around the same time a qui tam or “whistleblower” complaint concerning the industry’s sales and marketing of those products, originally filed in 2005 against the primary manufacturers of bone growth stimulation products (including Smith & Nephew), was unsealed in federal court in Boston. A motion to dismiss that complaint was filed in December 2009.

OUTLOOK AND TREND INFORMATION

The discussion below contains statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve known and unknown risks and uncertainties that could cause the Group’s actual results, performance or achievements to differ materially from those projected in forward-looking statements. Smith & Nephew cannot give assurance that such statements will prove correct. These risks and uncertainties include factors related to: the medical devices industry in general; product liability claims and related insurance coverage; the geographical markets in which the Group operates; the nature and efficiency of the Group’s products; the Group’s ability to research, develop, manufacture and distribute its products; and the translation of currencies and the values of international securities markets. For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, can be found under “Risk Factors” within this document.

Information regarding the recent and longer term market growth trends is given for each of the Group’s global business units in the relevant ‘Market and Competition’ sections under Business Description on pages 5 to 10.

In the second half of 2009 there were signs that conditions in the Group’s markets were stabilising, although management remains cautious about the pace of the recovery. Management believes that the pricing environment will remain a challenge, but that mix benefits will continue to be available for products which demonstrate clinical and cost benefits. The long-term demand fundamentals underpinning the Group’s sector, particularly demographics and emerging markets, remain favourable and substantial.

During 2010, management expects the Orthopaedics Reconstruction business to grow at around the market rate, with the European business continuing to improve. In Orthopaedic Trauma, management is committed to achieving a sustainable market growth rate, but expects this to take some time to achieve. In Endoscopy, management expects the business to achieve strong revenue growth in the repair segment. It is difficult to predict when capital equipment sales will recover. In the Advanced Wound Management business, management believes the business will continue to grow at above the market rate.

The Group made strong trading margin progress during 2009. Management continues to be focused on longer term improvements aimed at delivering efficiencies and facilitating increased investment in growth opportunities.

The Group had a strong finish to the year and management is pleased with the Group’s achievements in these challenging conditions. Many areas of Smith & Nephew’s business have been improved and the Group is working hard in the remaining areas, as well as identifying further opportunities. Management is confident that the Group has the strategy, and people, to deliver continued sustainable long-term growth for its shareholders.

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2009 were as follows:

		Payments due by period
	Total $ million	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million
Debt obligations	1,109	42	1,067	–	–
Finance lease obligations	26	3	6	5	12
Operating lease obligations	156	53	61	25	17
Retirement benefit obligation	67	67	–	–	–
Purchase obligations	3	3	–	–	–
Capital expenditure	7	7	–	–	–
Other	76	49	27	–	–
	1,444	224	1,161	30	29

Other contractual obligations consist of $6m of credit balances on interest rate swaps, $24m of foreign exchange contracts and $46m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2010 in respect of the Group’s defined benefits plans are: $40m for the UK (including $30m of supplementary payments), $20m for the US plan and $7m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2011 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Parent Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are no service contracts between the Parent Company and any of its directors which provides for compensation for loss of office or employment that occurs because of a successful takeover bid.

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

RELATED PARTY TRANSACTIONS

Except for transactions with associates (see Note 36 of Notes to the Group Accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

CORPORATE GOVERNANCE STATEMENT

This section discusses Smith & Nephew’s structures and governance procedures.

The Board and Executive Officers	48
Governance and policy	50
Accountability, audit and internal control framework	57

THE BOARD AND EXECUTIVE OFFICERS

The Board of directors of Smith & Nephew as at 17 March 2010 comprised:

Director	Position	Initially elected or appointed	Term of appointment expires at AGM in
John Buchanan	Independent Non-Executive Chairman	3 February 2005	2011
David J. Illingworth	Executive Director, Chief Executive	8 February 2006	2012
Adrian Hennah	Executive Director, Chief Financial Officer	15 June 2006	2010
Ian E. Barlow	Independent Non-Executive Director	5 March 2010	2010
Geneviève B. Berger	Independent Non-Executive Director	5 March 2010	2010
Dr. Pamela J. Kirby	Independent Non-Executive Director	1 March 2002	2011
Warren D. Knowlton (i)	Independent Non-Executive Director	1 November 2000	2010
Brian Larcombe	Independent Non-Executive Director	1 March 2002	2011
Joseph C. Papa	Independent Non-Executive Director	1 August 2008	2012
Richard De Schutter	Independent Non-Executive Director	1 January 2001	2010
Dr. Rolf W. H. Stomberg	Independent Non-Executive Director	1 January 1998	2010

(i)	Retiring from the Board on 6 May 2010

Directors’ Biographies

John Buchanan, Independent non-executive Chairman. John was appointed independent non-executive Deputy Chairman in 2005 and became Chairman in April 2006 and is Chairman of the Nominations Committee. He is Deputy Chairman of Vodafone Group Plc and a non-executive director of AstraZeneca PLC and BHP Billiton. He was formerly Group Chief Financial Officer of BP plc.

David J. Illingworth, Chief Executive, joined the Group in May 2002 as President of Orthopaedics and was appointed a director and Chief Operating Officer in February 2006. In July 2007 he was appointed Chief Executive. He is a member of the Nominations Committee. Prior to joining the Group he held posts within GE Medical, as Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/ critical care company and President of a technology incubator company.

Adrian Hennah, Chief Financial Officer, joined the Group and was appointed a director in June 2006. He was previously Chief Financial Officer of Invensys plc and held various senior positions within GlaxoSmithKline.

Ian E. Barlow, Independent non-executive director. Ian was appointed a director on 5 March 2010 and is a member of the Audit Committee. He is a non-executive director and Chairman of the Audit Committees of the PA Consulting Group and the Brunner Investment Trust, Chairman of Think London and a non-executive director of Candy & Candy. Previously he was a Senior Partner and London Chairman at KPMG.

Prof. Geneviève B. Berger, Independent non-executive director. Geneviève was appointed a director on 5 March 2010. She is Unilever executive, Chief Research & Development Officer at Unilever PLC and NV having previously served as a non-executive director. Previously, she has been Chairman of the Health Advisory Board for the European Commission and a Professor at the University of Paris and Le Pitié-Sapêtrière Teaching Hospital and Director General of the French Centre National de La Recherche Scientifique.

Dr. Pamela J. Kirby, Independent non-executive director. Pamela was appointed a director in March 2002 and is a member of the Remuneration Committee and the Ethics and Compliance Committee. She is non-executive Chairman of Scynexis Inc and a non-executive director of Informa plc and Novo Nordisk A/S.

Warren D. Knowlton, Independent non-executive director. Warren was appointed a director in November 2000 and is Chairman of the Audit Committee and a member of the Remuneration Committee. He served as Chairman and CEO of Graham Packaging to 31 December 2009 and is a non-executive director of Ameriprise Financial Inc.. Previously he was Group Chief Executive Officer of Morgan Crucible plc.

Brian Larcombe, Independent non-executive director. Brian was appointed a director in March 2002 and is a member of the Audit Committee. He is a non-executive director of F&C Asset Management plc, gategroup Holding AG and Incisive Media Holdings Limited. Previously he was Chief Executive Officer of 3i Group plc.

Joseph C. Papa, Independent non-executive director. Joe was appointed a director in August 2008 and is a member of the Ethics and Compliance, Audit and Remuneration Committees. He is Chairman and Chief Executive of Perrigo Company. Previously he was Chairman and Chief Executive Officer of the Pharmaceutical and Technology Services segment of Cardinal Health Inc. and President and Chief Operating Officer of Watson Pharmaceuticals Inc.

Richard De Schutter, Independent non-executive director. Richard was appointed a director in January 2001 and is Chairman of the Ethics and Compliance Committee and a member of the Audit and Remuneration Committees. He is non-executive Chairman of Incyte Corporation and a non-executive director of Varian Inc., Ecolab Inc., Navicure Inc. and Slate Pharmaceuticals.

Dr. Rolf W. H. Stomberg, Independent non-executive director and Senior Independent Director. Rolf was appointed a director in 1998 and is Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. He is Chairman of Lanxess AG and a non-executive director of Hoyer GmbH, Biesterfeld AG and Severstal.

Executive Officers

The Chief Executive of Smith & Nephew and other senior executives are responsible for the day-to-day management of the Group. In addition to the executive directors, the following are executive officers of Smith & Nephew:

Naseem Amin, Chief Scientific Officer. Naseem joined the Group in 2009 prior to which he held a number of senior business development and research posts, most recently Senior VP of Business Development at Biogen Idec.

Mark Augusti, President of Biologics & Spine. Mark joined the Group in 2003 as Vice President of Global Marketing for the Trauma Division, became President of Orthopaedic Trauma and Clinical Therapies in February 2006 and was appointed to his current role in January 2008. He previously worked for GE Medical Systems in the US and Asia. In 2009, Mark was also appointed to the board of Hutchinson Technology Inc. as an independent director.

Elizabeth Bolgiano, Chief Human Resources Officer. Elizabeth joined the Group in June 2004, as Senior Vice President Human Resources for the Orthopaedics GBU. In August 2007, she was appointed Group Human Resources Director. Previously, she was Vice President Human Resources with Bristol-Myers Squibb, where she held a variety of human resources roles during her 15 year tenure.

John W. Campo, Chief Legal Officer. Jack joined the Group in June 2008. Prior to joining the Group he was employed by General Electric Company for 14 years in a variety of roles, including seven years with GE Healthcare (successor to GE Medical Systems) in the US and Asia.

Joseph DeVivo, President of Orthopaedics. Joe joined the Group in June 2007 as President of Orthopaedic Reconstruction and was appointed to his current role in May 2008. Prior to joining the Group, he held senior executive positions with RITA Medical Systems Inc., Computer Motion Inc. and United States Surgical a division of Tyco Healthcare.

Michael Frazzette, President of Endoscopy. Mike joined the Group as President of Endoscopy in July 2006. Previously he was President and Chief Executive Officer of a US manufacturer of medical devices and spent 15 years at Tyco Healthcare becoming President of the Patient Care, THC Canada and Health Systems divisions.

R. Gordon Howe, Senior Vice President Global Planning and Development. Gordon joined the Group in 1998, and served in planning and business development roles in the Orthopaedics division. He was appointed to his current role in August 2007. Prior to joining the Group, he held management positions with United Technologies Corporation.

Roger Teasdale, President of Advanced Wound Management. Roger joined the Group in 1989 and has held a number of key roles in businesses within the Group, most recently as Senior Vice President of Advanced Wound Management. Roger was appointed to his current role on 1 May 2009.

Company Secretary

Susan Henderson, Company Secretary. Susan joined the Group in May 2009, prior to which she held a number of senior company secretarial positions most recently as Deputy Group Secretary of Prudential plc.

GOVERNANCE AND POLICY

Introduction

The Board continues to be committed to the highest standards of Corporate Governance and this report together with the Directors’ Remuneration Report explains how the provisions/principles of the FSA Listing Rules, Disclosure & Transparency Rules and the Combined Code on Corporate Governance (the “Code”) have been applied throughout the year.

The Board considers that it has complied with all relevant provisions of the Code throughout the year, except that no member of the Audit Committee had a qualification from one of the professional accountancy bodies as recommended by the Smith Guidance. However, the Board considers that all members had relevant financial experience as senior executives of large corporations and therefore had sufficient competence in accounting or auditing in accordance with the Disclosure and Transparency Rules (“DTR”) 7.1.3R. The Board further considers that the members of the Audit Committee have the skills and experience of corporate financial matters to discharge the Committee’s responsibilities properly. All members of the Audit Committee are independent, as defined by the NYSE, and meet the definition of ‘financial expert’ in the Sarbanes-Oxley Act in the US. Ian Barlow was appointed a member of the Audit Committee on 5 March 2010. He has recent and relevant financial experience in accordance with DTR7.1.3R and meets the definition of a financial expert.

The Company’s American Depositary Shares are listed on the NYSE and the Company is therefore subject to the rules of the NYSE as well as the US securities laws and the rules of the SEC applicable to foreign private issuers. The Board believes that it has complied throughout the year with both SEC and NYSE requirements related to corporate governance except that, in accordance with the Code, the Nominations Committee consists of a majority of independent directors and does not consist wholly of independent directors, as required by the NYSE.

In accordance with the Code, the following paragraphs describe Smith & Nephew’s Corporate Governance policies and procedures and how it applies the main Principles set out in section one of the Code.

The Board

The Board of directors of Smith & Nephew consists of a non-executive Chairman, two executive directors and eight independent non-executive directors, two of which were appointed since the year end. In 2009, the Board met on 8 occasions and individual attendance together with attendance at Board Committee meetings, is shown in the table on page 55. Warren Knowlton will be retiring from the Board at the annual general meeting (“AGM”) having served as a non-executive director since 2000.

Geneviève Berger and Ian Barlow joined the Board as independent non-executive directors on 5 March 2010.

The Scope of the Board

The Board is responsible for the strategic direction and overall management of the Group and has a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects, acquisitions, divestments and treasury arrangements. Otherwise, it delegates the executive management of the Group to the Chief Executive and certain specific responsibilities to Board Committees, as described on pages 52 to 55. It reviews the key activities and performance of the businesses and considers and reviews the work undertaken by the Committees. Succession planning is regularly reviewed and appropriate measures are taken to ensure the Board has the appropriate balance of skills and experience necessary for a major global medical devices company.

Non-executive directors meet regularly prior to each Board meeting without management in attendance. The Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. All directors have access to the advice and services of the Company Secretary, who is also responsible to the Board for ensuring that board and governance procedures are complied with. The appointment and removal of the Company Secretary is a matter for the Board as a whole. Board members individually and Board Committees may obtain independent professional advice, at the Company’s expense, where they judge it necessary in order to fulfill their responsibilities as directors. If directors are unable to attend a Board meeting or Board Committee meeting, they are advised of matters to be discussed and have an opportunity to make their views known to the Chairman or the Chairman of the relevant Committee prior to the meeting.

The Role of Individual Directors

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which have been agreed by the Board. The Chairman’s primary responsibility is leading the Board including setting its agenda and ensuring its effectiveness. The Chief Executive is responsible for the performance, management and supervision of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board. The Senior Independent Director is Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive.

Independence of Non-Executive Directors

The Board has determined that all the non-executive directors are independent in accordance with UK and US requirements. None of the non-executive directors or their immediate families has ever had a material relationship with the Group either directly as an employee or as a partner, shareholder or officer of an organisation that has a relationship with the Group. They do not receive additional remuneration apart from directors’ fees, do not participate in the Group’s share option plans or performance related pay schemes, and are not members of the Group’s pension schemes nor do they serve as a director of a company or an affiliate in which any other director of Smith & Nephew is a director.

Rolf Stomberg, Warren Knowlton and Richard de Schutter have served on the Board as non-executive directors since 1998, 2000 and 2001 respectively. The Board considers that they continued to remain independent and to provide effective challenge to the executive team throughout 2009, notwithstanding their length of service. During the year, the Board benefited from their skills and experience; in particular, Rolf Stomberg’s leadership of the Board Evaluation process, his contribution in the search for new non-executive directors and the Chairmanship of the Remuneration Committee, Warren Knowlton’s Chairmanship of the Audit Committee and Richard De Schutter’s Chairmanship of the Ethics and Compliance Committee. Recognising however that long service on the Board may be considered to impact independence, the Board has undertaken a search for suitable additional non-executive directors as explained in greater detail on page 54.

Management of Conflicts of Interest

None of the directors or their connected persons has any family relationship with any other director or officer nor has a material interest in any contract to which the Company or any of its subsidiaries are or were a party during the year or up to 17 March 2010.

Each director has a duty under the Companies Act 2006 (the “CA 2006”) to avoid a situation in which he or she has or can have a direct or indirect interest that conflicts or possibly may conflict with the interests of the Company. This duty is in addition to the existing duty that a director owes to the Company to disclose to the Board any transaction or arrangement under consideration by the Company. The Company’s articles of association permit directors to authorise conflicts and potential conflicts in accordance with the CA 2006 and to approve such situations. Directors inform the Board of any situations which may give rise to a conflict of interest as they arise and this information is recorded in the Company’s Register of Conflicts together with the date on which authorisation was given. On an annual basis, directors certify that the information contained in the register is correct. The Board has a procedure when deciding whether to authorise a conflict or potential conflict of interest. Firstly, only directors who have no interest in the matter under consideration are able to take the relevant decision. Secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. In addition, the directors may impose limits or conditions when giving authorisation if they think this is appropriate. During the year, three directors identified situations which could give rise to conflicts of interest. Each of these situations was authorised by the Board, although no actual conflicts were identified.

Re-appointment of Directors

Under the Company’s articles of association, any director who has been appointed by the Board since the previous annual general meeting of shareholders, either to fill a casual vacancy or as an additional director, holds office only until the next annual general meeting and then is eligible for reappointment by the shareholders. Geneviève Berger and Ian Barlow, appointed on 5 March 2010, will retire at the AGM to be held on 6 May 2010 and will offer themselves for re-election. Subsequently, directors retire and offer themselves for re-election at the third annual general meeting after the meeting at which they were last reappointed. The directors are subject to removal with or without cause by the Board or the shareholders. Executive officers serve at the discretion of the Board.

Rolf Stomberg who has served 12 years as a director of the Company will retire at the AGM and, being eligible, will offer himself for re-election. In accordance with the articles of association, Adrian Hennah and Richard De Schutter, who has served more than nine years, will also retire and, being eligible, will offer themselves for re-election at the AGM.

Board Development Programme

A number of training and development opportunities were identified for the Board during 2009. As in previous years, the training focused mainly on increasing the Board’s understanding of the business and markets in which the Company operates. Throughout the year, each GBU presented to the Board on its business and the current challenges it faced. These themes were explored in greater depth during the two day Strategy Review held in September. In November, the Board visited the European headquarters of the Orthopaedics business in Aarau, Switzerland and the European Orthopaedics Distribution Centre in Baar, Switzerland, meeting with the senior European management team and receiving presentations on our products and processes. Tailored development programmes have also been developed to support non-executive directors in specific roles. For example, Richard De Schutter has attended a number of briefing sessions to support him in his role of Chairman of the Ethics and Compliance Committee and Joseph Papa has begun a briefing programme to assist him in his membership of the Remuneration Committee.

Review into the Effectiveness of the Board

Towards the end of 2009, the Board undertook a review of its effectiveness and the effectiveness of its key Committees. The review was led by Rolf Stomberg, the Senior Independent Director, assisted by the Company Secretary and facilitated by Lintstock, an independent firm of corporate governance advisors. The review took the form of an online questionnaire followed by a series of detailed confidential interviews with each director and the Company Secretary. In February 2010, Lintstock presented the results of the review to the Board. Overall, the review concluded that the Board and its Committees operate effectively, that individual directors bring a range of skills and experiences to the Board and that the non-executive directors in particular provide effective challenge to the Executive team. The Board concluded that during the year, progress had been made in a number of areas relating to the effectiveness of the Board processes and identified further areas for improvement which could be made in 2010.

Committees of the Board

The Board is assisted by the Audit, Remuneration, Nominations and Ethics and Compliance Committees, each of which has its own terms of reference, which may be found on the Group’s website at www.smith-nephew.com. The Company Secretary or her designate is secretary to each of the Committees. For each of the Committees the Chairman of the Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board.

Audit Committee

The members of the Audit Committee are Warren Knowlton (Chairman), Brian Larcombe, Richard De Schutter, Rolf Stomberg, Joseph Papa (appointed to the Audit Committee on 10 February 2009) and Ian Barlow (appointed to the Audit Committee on 5 March 2010). All members of the Committee are considered to be independent in accordance with the Code. The Chairman, Chief Executive and the Chief Financial Officer attend meetings of the Audit Committee by invitation but are not members of the Committee. Warren Knowlton will be retiring at the AGM and will be replaced as Chairman of the Audit Committee by Ian Barlow. The Audit Committee meets without management in attendance, when appropriate, and meets with the auditors, without management present, from time to time.

The Audit Committee met five times during the year. The principal duties of the Audit Committee are:

•

monitoring the integrity of the Group’s accounts, ensuring that they meet statutory and associated legal and regulatory requirements and reviewing significant financial reporting judgments contained in them;

•	monitoring announcements relating to the Group’s financial performance;

•

reviewing reports on compliance with accounting standards, appropriate accounting policies and practices and any changes to these, accounting and reporting issues; going concern assumptions; and anti fraud programmes and controls;

•	monitoring the effectiveness of internal financial controls and reviewing compliance with s404 of the Sarbanes-Oxley Act 2002;

•	reviewing the operation of the risk management process;

•	monitoring and reviewing the effectiveness of the Group’s internal audit function;

•	recommending for shareholder approval the appointment, re-appointment and removal of the external auditors, as appropriate;

•	approving the remuneration and terms of engagement of the external auditors;

•	monitoring and reviewing the external auditors’ independence and the effectiveness of the audit process;

•	pre-approval of the external auditors to supply non-audit services; and

•	reviewing arrangements by which staff may raise complaints against the group regarding financial reporting or other matters.

For 2009, the Audit Committee considered quarterly reporting, the preliminary results and the Annual Accounts. Due consideration was given to compliance with accounting standards, appropriate accounting policies and practices, accounting and reporting issues, going concern assumptions and Section 404 of the Sarbanes Oxley Act.

During the year, no concerns were raised with the Committee about possible improprieties in matters of financial reporting or other matters.

The Audit Committee reviewed the activities of the Internal Audit department, its programme of work and resourcing requirements. It reviewed the Group’s approach to internal financial control, its processes, outcomes and disclosures and considered the Group’s risk management processes.

The Audit Committee also reviewed the work of the external auditors, Ernst & Young LLP and received reports on the scope and outcome of the annual audit and management’s response. These reports included accounting matters, governance and control and accounting developments. The Audit Committee also reviewed the audit, audit-related, tax and other services provided by the external auditors and ensured that all services provided by the external auditors were pre-approved in accordance with the Auditor Independence policy explained in greater detail on page 57. As part of the review into the services provided by the auditors, the Audit Committee reviewed the independence, objectivity and effectiveness of the external auditors and was satisfied that it was appropriate to recommend to the Board their reappointment.

Remuneration Committee

The members of the Remuneration Committee are Rolf Stomberg (Chairman), Pamela Kirby, Warren Knowlton, Richard De Schutter and Joseph Papa (appointed to the Remuneration Committee on 4 November 2009). All members of the Committee are considered to be independent in accordance with the Code and SEC and NYSE requirements.

The Remuneration Committee met three times during the year. The principal duties of the Remuneration Committee are reviewing:

•	The remuneration, including pension entitlements, of executive directors and executive officers;

•	The relationship between the remuneration of executive directors and that of other employees;

•	The competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	The performance targets for the bonus plan and long-term incentive plans and the performance against these targets;

•	The operation of the long-term incentive plans, share option plans and performance related bonus plan, determining the participants and overall grant levels; and

•	Proposals for management succession.

The activities of the Remuneration Committee throughout 2009 are described in greater detail in the Directors’ Remuneration Report on pages 61 to 74.

Nominations Committee

The members of the Nominations Committee are John Buchanan (Chairman), David Illingworth, Rolf Stomberg and Richard De Schutter (appointed to the Nominations Committee on 9 December 2009). Rolf Stomberg and Richard De Schutter are considered to be independent in accordance with the Code and SEC and NYSE requirements.

The Nominations Committee met once during the year and this meeting was attended by all members. In addition, the Chairman held a number of detailed telephone calls and meetings with members of the Nominations Committee both individually and collectively. Other members of the Board have also been consulted on their views relating to Board refreshment and succession planning.

The principal duties of the Nominations Committee are:

•	To review the Board structure, size and composition and to make recommendations to the Board accordingly;

•

To identify and nominate suitable candidates to the Board to fill any Board vacancies as they arise, evaluating the balance of skills, knowledge and experience currently on the Board and which may be required in the future;

•	To make recommendations to the Board on the continuation in office, or otherwise, of any executive director or non-executive director;

•	To make recommendations to the Board regarding membership of the Board Committees and the fees paid to non-executive directors; and

•	To consider and if thought fit approve the appointment of any executive director as a non-executive director of another company.

During the year, the Nominations Committee recognised that three non-executive directors had served on the Board for periods of time which could give rise to questions about their continued independence. Whilst the Board considers that all the non-executive directors are sufficiently independent regardless of their length of service, the Nominations Committee believed that it would be appropriate to consider plans for the Board’s refreshment. During the year therefore, the Nominations Committee has undertaken the following activity, assisted by the Group Director of Human Resources, the Company Secretary and an external firm of headhunters:

•

A matrix was prepared detailing the skills and experience required collectively by the non-executive directors of the Company. This matrix was then compared to the skills and experience of the current non-executive directors. The full Board contributed to this process and, as a result, profiles of potential non-executive directors were prepared;

•

A firm of headhunters was instructed to commence a search for suitable non-executive directors based on the profiles prepared. A number of candidates were identified and the Committee recommended to the Board the appointment of Geneviève Berger and Ian Barlow on 5 March 2010;

•

It was agreed that Warren Knowlton who has served on the Board since 2000 and is currently Chairman of the Audit Committee and a member of the Remuneration Committee would retire from the Board at the AGM to be held on 6 May 2010; and

•

It was also agreed that Rolf Stomberg and Richard De Schutter, who have served on the Board since 1998 and 2001 respectively would continue to serve on the Board until such time as suitable replacements have been found for them, in order to provide continuity in this period of transition.

During 2010, the Nominations Committee will continue this process.

Should the need arise, the Senior Independent Director would oversee the process for the appointment of a new Chairman.

Ethics and Compliance Committee

The members of the Ethics and Compliance Committee are Richard De Schutter (Chairman), Pamela Kirby and Joseph Papa. All members of the Committee are considered to be independent in accordance with the Code. David Illingworth, Chief Executive, attends every meeting.

The Ethics and Compliance Committee met four times during the year.

The principal duties of the Ethics and Compliance Committee are:

•	To review and approve Group policies as they relate to ethical and compliance matters;

•	To receive reports and review activities from executive and specialist groups managing ethical and compliance matters across the Group’s operations;

•	To review and approve implementation of ethical and compliance programmes;

•	To receive and review reports of audits and monitoring of ethical & compliance procedures and processes;

•	To review ethical and compliance best practice and continuous improvement programmes by reference to appropriate external reports and benchmarking;

•	To review, where appropriate, the Group’s internal communications and training in relation to ethical and compliance policies and procedures;

•	To review the Group’s external communication and reporting in respect of ethical and compliance programmes and the operation of the Committee;

•	To review the integration of ethical and compliance procedures with the business risk management programme; and

•	To review and approve ethical and compliance strategy and plans.

During the year, the Committee has:

•	Monitored the roll-out of the Enhanced Global Compliance Programme;

•	Overseen the adoption of the Code of Conduct and Business Principles across the Group;

•	Overseen the transition of compliance processes under the Deferred Prosecution Agreement to the Corporate Integrity Agreement;

•	Appointed PricewaterhouseCoopers to undertake an Independent Compliance Assessment and received their reports; and

•

Received reports from management in relation to progress made under the Enhanced Global Compliance Programme, the activities of the US and Global Compliance programmes and concerns raised through the Group’s hotline and other channels.

Board and Committee Attendance

The Table below details attendance of directors at Board and Committee meetings held throughout the year:

	Board 8 meetings	Remuneration Committee 3 meetings	Audit Committee 5 meetings	Nominations Committee 1 meeting	Ethics and Compliance Committee 4 meetings
John Buchanan	8	–	–	1	–
David J. Illingworth	8	–	–	1	–
Adrian Hennah	8	–	–	–	–
Pamela J. Kirby (i)	7	3	–	–	4
Warren D. Knowlton	8	3	5	–	–
Brian Larcombe (i)	8	–	4	–	–
Joseph C. Papa (ii)	8	1	5	–	4
Richard De Schutter (i)	7	3	5	1	4
Rolf W. H. Stomberg	8	3	5	1	–

(i)	Unable to attend due to commitments arranged prior to the meeting.
(ii)	Appointed to Remuneration Committee on 4 November 2009.
(iii)	From time to time directors also attend Committee Meetings at the invitation of the Committee Chairman even if they are not members of the Committee in order to gain a better understanding of the activities of the Committee.

Liaison with Shareholders

The executive directors meet regularly with investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2009, the executive directors held meetings with institutional investors, including investors representing approximately 60%

of the share capital as at December 2009. As part of this programme of investor meetings, during 2009, John Buchanan, the Chairman, met with investors representing 16% of the share capital. Over the last three years, he has met investors representing in aggregate 50% of the share capital. In 2009, Rolf Stomberg, the Senior Independent Director and Chairman of the Remuneration Committee and Joseph Papa, member of the Remuneration Committee, met with institutional investors holding approximately 24% of the share capital to discuss remuneration matters. The Company’s website (www.smith-nephew.com) contains information of interest to both institutional investors and private shareholders, including financial information and webcasts of the results presentations to analysts for each quarter, as well as specific information for private shareholders relating to the management of their shareholding.

Directors’ Indemnity Arrangements

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

Share Capital

As at 17 March 2010, the Company’s total issued share capital with voting rights consisted of 951,549,300 Ordinary Shares of 20 US cents each. 63,679,855 Ordinary Shares are held in treasury and are not included in the above figure.

As at 17 March 2010, notification had been received from the undernoted persons under the DTR in respect of interests in 3% or more of the issued Ordinary Shares of the Company.

	Number of Shares ‘000%
Newton Investment Management Limited	45,129	5.1
Thornburg Investment Management Inc.	44,852	5.1
Capital Group of Companies Inc.	44,594	5.0
Legal and General Group plc	35,329	4.0
FMR LLC	34,101	3.8

Other than disclosed above, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Dividend

The Board has declared a second interim dividend of 8.93 US cents per share which, together with the first interim dividend of 5.46 US cents, makes a total for 2009 of 14.39 US cents. The second interim dividend will be paid on 12 May 2010 to shareholders on the register of Members at the close of business on 23 April 2010.

Annual General Meeting

The Company’s annual general meeting is to be held on 6 May 2010 at 11.00am at The Royal Society, 6-9 Carlton House Terrace, London SW1Y 5AG. Notice of the meeting has been sent to all registered shareholders with an accompanying letter from the Chairman.

Corporate Headquarters and Registered Office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0) 20 7401 7646. Website: www.smith-nephew.com

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Internal Control and Risk Management

The Board has overall responsibility for ensuring that the Group maintains an adequate system of internal control and risk management and for reviewing its effectiveness. The Internal Audit function and the Group Risk Committee consider and test effectiveness and report to the Audit Committee and to the Board respectively on their findings. The Board has reviewed the system of internal control, including financial control for the year ended 31 December 2009 and up to the date of approval of this Annual Report and Accounts. The Group’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Risk Committee

The members of the Risk Committee are the executive directors, the executive officers and the Company Secretary. The Chairman of the Committee is the Chief Executive. As an integral part of planning and review, the management of each of the Global Business Units identifies the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage and mitigate those risks. The Risk Committee meets twice a year to review the major risks identified by the Global Business Units and any mitigating actions being taken. As appropriate, the Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. The Risk Committee reports to the Board on an annual basis detailing all principal risks categorised by potential financial impact on profit and share price. In addition, the most significant Group risks are reported to the Board regularly. These reports include details of new, key or significantly increased risks along with actions put in place to mitigate such risks. The principal risks identified through this process are detailed in “Risk Factors” to be found on pages 20 to 24.

Audit Committee

The activities of the Audit Committee are described in greater detail in pages 52 to 53.

The Audit Committee reviews the Group’s approach to internal financial control and the operation of the risk management process. During 2009, the effectiveness of the Global Business Units’ systems to identify and manage material risks was evaluated and the findings were reported to the Audit Committee. No material weaknesses were identified in these systems.

Auditor Independence Policy

The Audit Committee has adopted an Auditor Independence Policy which forms part of the Committee’s Terms of Reference. This policy governs the conduct of non-audit work by the external auditors. This prohibits the auditors from performing services which would result in the auditing of their own work, participating in activities normally undertaken by management, acting as advocate for the Group and creating a mutuality of interest between the auditors and the Group, for example being remunerated through a success fee structure. Each year, the Audit Committee pre-approves the budget for fees relating to audit and non-audit work, including taxation services, in accordance with a listing of particular services. In the event that limits for these services are expected to be exceeded or the Group wants the external auditors to perform services that have not been pre-approved, approval by the Chairman of the Audit Committee is required, together with a notification to the Audit Committee of the service and the fees involved. All services provided by the independent auditors during the year were pre-approved by the Audit Committee.

The Auditor Independence Policy also governs the policy regarding the audit partner rotation in accordance with the Auditing Practices Board Ethical Standards in the UK and the SEC rules in the US. During 2009, the Company’s lead audit partner rotated and was replaced by a new lead audit partner who had not been previously involved in the Company’s audit. Partners and senior audit staff may not be recruited by the Group unless two years have expired since their previous involvement with the Group.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

In addition, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with the requirement in the US under s404 of the Sarbanes-Oxley Act, management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management has concluded and hereby reports that, as at 31 December 2009, the Group’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on the Group’s internal control over financial reporting as of 31 December 2009. This report appears on page 81.

There has been no change in the Group’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Disclosures Committee and Evaluation of Disclosure Controls and Procedures

The Disclosures Committee is chaired by the Chief Executive and comprises the Chief Financial Officer and various additional senior executives. The secretary is the Company Secretary or her designate. The Committee meets as required and approves the release of all major communications to investors, to the UK Listing Authority and the London and New York Stock Exchanges.

The Chief Executive and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2009. Based upon, and as at the date of that evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures were effective.

Code of Conduct

The revised Code of Conduct approved by the Ethics and Compliance Committee was issued to all employees during 2009. The Code of Conduct sets out the basic legal and ethical principles for carrying out business and applies both to employees and those who act on the Group’s behalf. It sets out in detail how persons covered by the Code of Conduct are expected to interact ethically with healthcare professionals and government officials. It also covers the broader issues of ethics and compliance throughout the business and includes a code of business principles. A copy of the Code of Conduct can be found on the Group’s website.

The Code of Conduct includes a whistle blowing policy which enables persons in most jurisdictions where the Group operates to contact the Group anonymously through an independent provider. All calls and contacts are investigated and the appropriate action taken, including reports to senior management or the Board where warranted.

Code of Ethics for Senior Financial Officers

The Board of directors has adopted a Code of Ethics for senior financial officers, which is available on the Group’s website (www.smith-nephew.com) and on request from the Company Secretary. It applies to the Chief Executive, Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2009 or up until 17 March 2010.

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2009 $ million	2008 $ million
Audit	3	5
Audit related fees	–	–
Tax	2	3
Other	–	1
	5	9

Audit fees include fees associated with the annual audit and local statutory audits required internationally. In 2008, other fees related to aborted acquisition costs. A more detailed breakdown of audit fees may be found in Note 37 of the Notes to the Group Accounts.

Disclosure of Information to the Auditors

In accordance with Section 418 of the Companies Act 2006, the directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the auditors, Ernst & Young LLP, are unaware and the directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the auditors are aware of such information.

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the AGM as approved by the Audit Committee.

THIS PAGE INTENTIONALLY LEFT BLANK

DIRECTORS’ REMUNERATION REPORT

The Directors’ Remuneration Report (the “Report”) has been prepared in accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the “Regulations”) and meets the relevant requirements of the Financial Services Authority (“FSA”) Listing Rules. As required by the Regulations, a resolution to approve the Report will be proposed at the annual general meeting (“AGM”) on 6 May 2010.

The Remuneration Committee Membership and Meetings

The members of the Remuneration Committee are Rolf Stomberg (Chairman), Pamela Kirby, Warren Knowlton, Joseph Papa (appointed to the Remuneration Committee on 4 November 2009) and Richard de Schutter. All members of the Committee are non-executive directors and are considered by the Board to be independent in accordance with the UK Combined Code on Corporate Governance and the requirements of the SEC and the NYSE. The Company Secretary acts as secretary to the Remuneration Committee.

The Remuneration Committee met three times during the year and each meeting was attended by all members. In addition the Remuneration Committee agreed on certain resolutions by e-mail when unable to meet physically. Joseph Papa joined the Remuneration Committee on 4 November 2009 and also attended one meeting prior to his appointment.

At the request of the Remuneration Committee, the Chairman, John Buchanan, the Chief Executive, David Illingworth and the Group Director of Human Resources, Elizabeth Bolgiano were invited to attend meetings of the Remuneration Committee throughout the year. David Illingworth and Elizabeth Bolgiano advise the Remuneration Committee on all aspects of the Group’s reward structures and policies and John Buchanan offers a valuable perspective given his experience on the Boards of other companies. None of these directors or officers is present for any discussion concerning their own remuneration.

During the year, the Remuneration Committee received information from a number of independent consultants appointed by the Company: Deloitte LLP on a broad range of remuneration issues and on long-term incentive plan comparative performance and Towers Watson and Mercer Limited on salary data when considering base salaries of executive directors and executive officers. Deloitte LLP also provided taxation advice to the Group, while Towers Watson and Mercer Limited have provided general salary data and advised on various compensation matters below Board level. None of these advisors advised any director in respect of their own remuneration.

The Role of the Remuneration Committee

The terms of reference of the Remuneration Committee are available on the Group’s website at www.smith-nephew.com.

The Remuneration Committee reviews:

•	The remuneration, including pension entitlements, of executive directors and executive officers;

•	The relationship between the remuneration of executive directors and that of other employees;

•	The competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	The performance targets for the bonus plan and long-term incentive plans and the performance against these targets;

•	The operation of the long-term incentive plans, share option plans and performance related bonus plan, determining the participants and overall grant levels; and

•	Proposals for management succession.

Remuneration Policy

The remuneration policy as approved by the Remuneration Committee and the Board, is designed to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and executive officers of a calibre that meets the Group’s needs to achieve its business objectives. The policy is designed to ensure that remuneration is firmly linked with the success of the Company and achievement against the Company’s key performance indicators, so that executive directors and executive officers are suitably incentivised to generate long-term and sustainable value for shareholders.

The Remuneration Committee has responsibility for determining the individual remuneration packages for the Chief Executive, the Chief Financial Officer (the “executive directors”) and for the remaining executive officers of the Company, as detailed on page 49 of this Annual Report. In determining these remuneration packages, the Remuneration Committee has regard to the levels of pay and the structure of remuneration packages across the entire Group. The shape of the remuneration packages for the executive directors and executive officers is broadly similar to the remuneration packages for other executives in the Group. The salary levels and multiples used in the various incentive plans differ according to level of seniority. This is explained in greater detail within the discussion on each incentive plan.

Across the Group, base pay and benefits are referenced to median competitive levels for acceptable performance whilst incentive plans, both short and long-term, are designed to motivate and reward out-performance. Total remuneration packages are benchmarked by reference to appropriate UK and US companies and where relevant other local markets. Individual remuneration levels are based on measurable performance against fair and open objectives and there are no automatic pay adjustments unless required by law or local protocol.

The policies described in this Report have been applied throughout 2009 and it is intended that they will continue to apply throughout 2010. The Remuneration Committee will however continue to monitor its policies against evolving market practice and relevant guidance which is particularly relevant in the current economic climate.

The Remuneration Committee has a policy to consult with the Company’s major shareholders and relevant stakeholders prior to implementing any significant change to the Remuneration Policy and places great value in developing a transparent relationship on such matters. During 2009, the Company and members of the Remuneration Committee consulted with shareholders representing approximately 24% of the issued share capital, as well as representatives of the Association of British Insurers and the National Association of Pension Funds, to discuss remuneration issues.

Principal Components of Remuneration

The remuneration package for the Company’s senior executive population, which includes the executive directors and executive officers, comprises the following elements:

•	Basic salary and benefits;

•	Annual bonus with a deferred element under the Deferred Bonus Plan;

•	Long-term incentives, comprising 2004 Performance Share Plan Awards and share options; and

•	Pension entitlements.

During 2009, the Remuneration Committee again undertook a thorough review of the structuring of the remuneration arrangements. During the review, the Committee were mindful of the latest developments in the economic and corporate governance environment, and also took on board specific feedback received from certain shareholders. The purpose of the review was to ensure that the incentive arrangements continue to be firmly linked to the long-term success of the business and are based on balanced measures of corporate performance. The Committee believed that the principal focus of the review should be on the metrics used to drive the performance of the business, and in particular, the weighting given to growth in EPSA (basic earnings per share adjusted to exclude the amortisation of acquisition intangibles and exceptional items) across the package.

Whilst EPSA growth is an important measure, as it underscores many of the financial objectives the Company is trying to achieve, the Remuneration Committee felt that incentives should be subject to a broader range of performance measures more closely linked to the specific Strategic Imperatives of the Group as set out on page 4 of this Annual Report. During 2009 therefore, the following changes were made to the overall remuneration package:

•

As disclosed in last year’s Report, the 2009 bonus target reduced the reliance placed on EPSA growth, moving from EPSA growth representing 75% of the total bonus to 50% and introducing an Earnings Improvement target together with the existing personal objective targets.

•	In 2010, further changes will be made and the targets for the Bonus Plan will be linked specifically to the Group’s Strategic Imperatives. This is explained in greater detail below.

•	The Company moved from an absolute EPSA growth performance measure for the 2004 Performance Share Plan to a relative EPSA measure comparing EPSA growth to overall market growth.

•	The Company switched from an EPSA growth to a Total Shareholder Return (“TSR”) target for the 2004 Executive Share Option Plan for executive directors.

a) Base Salary and Benefits

Across the Group, base salary is determined both by the scope and the responsibility of the position and performance potential of the individual. Salaries are reviewed annually with effect from 1 April each year. Base salary is benchmarked by reference to the median for the relevant geographic market and employees are paid in a currency related to their home market. The Group also provides certain benefits such as private healthcare and a company car or allowance in line with competitive practice for the applicable geographic market. The Remuneration Committee also considers any pension consequences and costs to the Company when determining base salary increases for executive directors and executive officers.

With effect from 1 April 2009, the Remuneration Committee agreed the following base salaries for the executive directors:

David Illingworth	$1,407,000
Adrian Hennah	£515,000

Following the annual review conducted in February 2010, the Remuneration Committee has determined that with effect from 1 April 2010, David Illingworth’s base salary would remain unchanged and that Adrian Hennah’s base salary would increase by 3%. The base salaries for the executive directors with effect from 1 April 2010 will be therefore:

David Illingworth	$1,407,000
Adrian Hennah	£530,000

In common with our practice across the Group, the executive directors are each paid in their home currency.

b) Annual Bonus with Deferred element under the Deferred Bonus Plan

An Annual Bonus Plan is operated across the Group. The plan is designed to encourage outstanding performance without promoting excessive risk taking in order to achieve a short term bonus opportunity.

Senior executives also participate in the Deferred Bonus Plan under which a proportion of their annual bonus (dependent upon their seniority in the organisation) is compulsorily deferred into shares which vest in equal annual tranches over three years, subject to the participant’s continued employment. No further performance conditions apply to these deferred shares. The Deferred Bonus Plan is designed to encourage executives to build up and maintain a significant shareholding in the Company to encourage them to behave and act like shareholders. The Deferred Bonus Plan replaced the 2004 Co-Investment Plan, which was last operated in respect of the bonus earned in 2007 and paid in 2008.

Executive directors and officers participate in the same Annual Bonus Plan and Deferred Bonus Plan although the targets and maximum levels are different reflecting their differing roles and levels of responsibility.

During 2009, the maximum annual bonus opportunity for executive directors was 150% of annual base salary with a bonus of 100% for on target performance. One third of the annual bonus earned at and above target will be compulsorily deferred into shares as explained above. The maximum cash bonus opportunity is therefore 100% of salary. There is no deferral of bonus for below target level performance. The maximum and target bonus awards for executive directors will remain unchanged in 2010.

The annual bonus in 2009 for executive directors was subject to the following performance measures:

Annual growth in EPSA	50%
Earnings Improvements targets (special programme designed to improve long-term earnings)	25%
Personal Objectives	25%

In respect of 2009, the annual bonus earned by David Illingworth was $1,235,346 cash and $617,673, which will be deferred into shares and by Adrian Hennah was £442,900 cash and £221,450, which will be deferred into shares. These amounts represented 88% and 86% of the maximum bonus opportunity for 2009. Over the same period EPSA grew by 18% triggering 50% of the maximum bonus, earnings improvements triggered 21% of the maximum bonus and achievement of personal objectives triggered 17% of the maximum bonus for David Illingworth and 15% of the bonus for Adrian Hennah.

In 2009, the Remuneration Committee continued to review the performance measures set for the Annual Bonus Plan to ensure that they were encouraging behaviour which would support the business and strategic objectives of the Group. As explained on page 4 of the Annual Report, we have identified four strategic pillars for success:

•	‘Customer led’: outperforming our served markets by focusing on our customers; anticipating and innovating to deliver on their needs.

•	‘Efficient’: delivering operating margin improvement and freeing up resources to invest in the business, through streamlining process and systems re-engineering.

•	‘Investing for growth’: driving additional sales from new opportunities such as biologics, emerging markets and adjacent technologies.

•	‘Aligned’: aligning objectives across the business and developing our talent and organisation for consistent execution, through leveraging core functions and sharing best practices.

From these four strategic “pillars”, a scorecard has been developed for each GBU and function, which identifies the strategic imperatives for each part of the business. Every employee across the Group has performance objectives which link into the business scorecard and ultimately into these four strategic pillars. The bonus to be earned in 2010 will depend upon performance against the financial measures underpinning these strategic pillars, namely revenue, profit, margin and cash.

The 2010 annual bonus for executive directors will be subject to the following performance measures:

Performance against the Financial Measures underpinning the strategic pillars (revenue 40%, trading profit/margin 40% and trading cash 20%)	75%
Personal objectives	25%

For executive officers, one quarter of the annual bonus earned at target level or above in 2010 will be compulsorily deferred into shares as explained above. The performance measures will be the same as for the executive directors, except that, where relevant, the element attributable to the strategic pillars, will link into the individual executive officer’s specific functional strategic objectives, which are derived from the Group strategic pillars.

c) Long-Term Incentives

The Group operates two main Long-Term Incentive Plans for executive directors: the 2004 Performance Share Plan and the 2004 Executive Share Option Plan. Annual awards of 150% of salary are made under the 2004 Performance Share Plan and annual grants of options at 100% of salary are made under the 2004 Executive Share Option Plan. In addition, there are some outstanding awards that were made under legacy plans no longer in operation.

(i) 2004 Performance Share Plan (PSP)

Under the 2004 Performance Share Plan, awards over shares are currently made to executive directors, executive officers and other senior executives in the second half of the year. The vesting conditions and performance measures for these shares are common to all participants, although the number of the shares awarded depends on the seniority of the participants.

The initial market value of awards made to executive directors in 2009 was equivalent to 150% of their base salary and the initial market value of the awards made to executive officers was 75% of their base salary. The Remuneration Committee has agreed that for 2010 the level of these awards will remain the same.

Share awards under the 2004 Performance Share Plan will only vest if pre-determined levels of EPSA growth are achieved. In addition, in order to drive enhanced shareholder value and maintain close alignment to executive and shareholder interests, the number of shares delivered to executives may be increased subject to the achievement of superior Total Shareholder Return (“TSR”) measured against the major companies in the medical devices industry. There is no retesting. The Remuneration Committee believes that the combination of EPSA and TSR measures encourages executives to achieve outstanding performance both in absolute terms looking at the EPSA measurement and also in relative terms compared to our peers looking at the TSR measurement.

The economic situation in the early part of 2009 made it increasingly difficult to establish realistic absolute EPSA targets to apply to the 2004 Performance Share Plan. The Remuneration Committee therefore decided to adopt relative EPSA measures instead of absolute measures. The targets for growth in EPSA will be related to growth of relevant markets, taking into account both volume and price changes in each of our major markets, and weighted according to our relative turnover in each of those markets to provide an estimate of “global market growth” calculated on an annual basis for each year of the Plan. The actual EPSA growth over the three years will then be compared to the compounded EPSA growth targets to calculate the level of vesting. Global market growth is derived from a range of publicly available sources including individual competitor company press releases, quarterly results and analyst reports, as well as data purchased from a variety of industry surveys.

Annual Growth in EPSA over the three years ending 31 December 2011	Percentage of award vesting
Market Growth +2% per annum	25% — Threshold
Market Growth +5% per annum	50% — Target
Market Growth +8% per annum	100% — Maximum

None of the award will vest if the growth in EPSA over three years is less than Threshold and the award will vest pro rata on a straight line basis between the points given in the table above if growth in EPSA is between these levels.

If the Company’s TSR is positioned above median when compared with the TSR of medical devices companies, then the number of vested shares delivered to participants following the achievement of the EPSA targets will be increased by a multiplier as follows:

TSR Ranking within comparator group	Multiplier
Below or at Median	1.0x
Upper quartile	1.3x
Upper decile or above	1.5x

The multiplier increases on a straight line basis between the above points.

TSR will be measured relative to a tailored sector peer group of medical devices companies. The companies in the comparator group for the awards made in 2009 are:

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

For awards made in 2007, which vested after the 2009 year end, performance was measured against the FTSE 100 and the group of medical device companies. These awards vested at 70% as the Company was ranked 22nd in the FTSE100 comparator group and 9th out of 21 companies in the medical devices group.

The performance measures to be used for the awards to be made in 2010 to executive directors under the 2004 Performance Share Plan will be on the same basis as in 2009.

In 2009, awards were made to executive officers and other senior executives below Board level under the 2004 Performance Share Plan. From 2010 onwards, whilst awards will continue to be awarded to executive directors under the 2004 Performance Share Plan, awards for executives below Board level will be awarded under the Global Share Plan 2010, subject to shareholder approval at the AGM. The 2010 Global Share Plan is explained in greater detail below.

ii) Executive Share Options

Under the 2004 Executive Share Option Plan, share options are granted to executive directors in the second half of the year at the same time as awards are made under the 2004 Performance Share Plan. For participants in the UK, the first £30,000 of the options is granted under the terms of the 2001 UK Approved Plan (or the Global Share Plan 2010, subject to shareholder approval at the AGM) in order to take advantage of the UK taxation provisions.

Under the rules of the 2004 Executive Share Option Plan, the maximum market value of options which may be granted in each year is equivalent to the base salary of the participant.

Share options are exercisable up to ten years from the date of grant and are only exercisable if the performance conditions over a three year performance period are achieved, beginning with the year in which the share option is granted. Option granted to executive directors under the 2001 UK Approved Plan (or the Global Share Plan 2010) are subject to the same performance conditions.

During 2009, the Remuneration Committee reviewed the performance measures applicable to grants made under the 2004 Executive Share Option Plan. Option grants made to executive directors prior to 2009 were based on EPSA growth. The Remuneration Committee has concluded that overall there should be a re-weighting of how EPSA is used across the range of short and long term incentive plans operated for executive directors. Consequently, the performance measurement for grants made in 2009 was based on TSR.

If the Company’s TSR is positioned above median when compared with the TSR of certain medical devices companies over a three year period commencing 1 January 2009, then the options shall become exercisable as follows:

TSR Ranking within comparator group	Percentage of option vesting
Below or at Median	Nil
Median	35%
Upper Quartile	100%

Options shall vest on a straight line basis between these points. If the Company’s TSR performance is below median, no options shall vest. The same comparator group as used for the 2004 Performance Share Plan, outlined above, has been used.

The Company’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

The same performance conditions will apply to grants to be made in 2010 under the 2004 Executive Share Option Plan except that only 33% of the options will vest if the Company’s TSR performance is at median.

For options granted in 2007, 61% of the options granted under the 2004 Executive Share Option Plan will vest in 2010. This is as a consequence of EPSA growth over the three year period of 45%

iii) 2004 Co-Investment Plan

The 2004 Co-Investment Plan was replaced by the Deferred Bonus Plan described above in 2009. No awards were therefore made in 2009 or will be made in future.

The 2004 Co-Investment Plan enabled executive directors, executive officers and certain senior executives to take part of the annual bonus in the form of shares. Under this plan, the participant elected the level of bonus to be used for this purpose up to a maximum of one half of the annual gross bonus capped at 20% of base salary. The net amount of the gross amount elected was then used to purchase shares. The shares were matched by the Company depending on growth in EPSA performance over a three year period, provided the shares are held for three years and the participant remains employed. For awards made in 2007 which vested on 15 March 2010, the Remuneration Committee determined that one matching share will vest for each share acquired with bonus as EPSA growth amounted to 45% over the three year performance period.

iv) Restricted Stock Awards

No issues of restricted stock awards were made in 2009 to executive directors or to executive officers.

The restricted share award made to Adrian Hennah in 2006 vested as to 100% in June 2009.

The award of restricted shares made to David Illingworth in 2007 vested as to 100% on 11 February 2011 as the trading margin targets applying to this award have been met in full.

v) Other Long-Term Incentive Plans

Across the Group, there are other long-term incentive plans in which certain executives below executive director level are eligible to participate. The Remuneration Committee determines the value of awards granted to these executives.

Eligible UK participants, including executive officers may be granted options under the 2001 UK Approved Share Option Plan and the 2001 UK Unapproved Share Option Plan. The exercise of the options is subject to EPSA growth of not less than RPI plus 3% per annum on average over a three year performance period. There is no retesting of the performance conditions. The awards made in 2007 will vest in their entirety in 2010 as EPSA growth over the three year performance period exceeded the RPI plus 3% target.

Eligible US participants may be granted options under the 2001 US Share Plan. In line with market practice, options granted under the 2001 US Share Plan are not subject to performance targets. Awards made prior to 2008 are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after 3 years and the remaining balance after four years. For awards made in 2008 and thereafter, options vest in equal tranches over three years. Any awards of restricted stock under the 2001 US Share Plan are not subject to performance targets but are subject to the executive remaining with the Group for a specified period, normally two years.

Executive share options under all plans are offered at no less than the market value at the date of grant. These options would vest on a change of control.

The 2001 UK Approved Share Option Plan, the 2001 UK Unapproved Share Option Plan and the 2001 US Share Plan all expire in 2011. Authority will therefore be sought from shareholders at the AGM to be held on 6 May 2010 for the approval of a new Global Share Plan 2010 in which certain executives and key employees below executive directors will be eligible to participate on the same basis. The Plan is explained fully in the notice of AGM and a copy of the Plan Rules is available on request. Key features of this proposed plan are:

•	All participants will participate in the Plan on the same basis, regardless of where they are located within the Group.

•	There will be separate schedules to cater for tax efficient variations within the UK and US, with the provision to adopt further country specific schedules, if required at a later date.

•

The Plan will cater for the grant of share options and the award of performance shares and restricted shares. It is intended that options will be granted and performance shares awarded on an annual basis to certain participants, whilst restricted shares will be awarded on a “one-off” basis in particular circumstances to attract, retain and motivate key employees.

•

The majority of eligible participants are US based and/or at a relatively junior level in the Group where they are less likely to be in a position to influence key financial measures directly. In common therefore with US practice, there will no performance conditions applying to options granted or restricted shares awarded under the Global Share Plan 2010. There will however be performance conditions attaching to the performance share awards awarded under the Global Share Plan 2010. Initially these performance conditions will mirror those of the 2004 Performance Share Plan.

•

Executive directors will not generally participate in the Global Share Plan 2010, as they receive options under the 2004 Executive Share Option Plan, which are subject to performance conditions, as detailed above. However, UK executive directors may receive options up to the value of £30,000 under the UK tax approved section of the Global Share Plan 2010 in the event that they do not currently hold the maximum value of UK tax approved options. These options will be subject to the same performance conditions applying to UK unapproved share options awarded to them at the same time under the 2004 Executive Share Option Plan.

d) Pensions

Pensions — UK

UK based executive directors and executive officers have a normal retirement age of 62. Those in service pre-2003 participate in the Smith & Nephew UK Pension Fund and the UK Executive Pension Scheme, under which pensions have been accrued in the year at an annual rate of one-thirtieth of final pensionable salary up to a limit based on service of two-thirds of final pensionable salary, subject to HM Revenue & Customs (“HMRC”) constraints. Pensions in payment are guaranteed to increase by 5% per annum or the rate of inflation in the UK, if lower. Death in service cover of four times salary and spouse’s pension at the rate of two thirds of the member’s pension are provided on death. A salary supplement partially compensates for the HMRC earnings cap on final pensionable salary which continues to apply in the defined benefit plans.

Those commencing employment post-2002 either participate in the defined contribution plan to which the Company contributes 30% of basic salary or they receive a non-pensionable, non-bonusable salary supplement of 30% of basic salary. Death in service cover of seven times basic salary, of which four times salary is payable as a lump sum is also provided. The non-pensionable salary supplement is also available to any executive director or executive officer who wishes to opt out of the defined pension plans for future service.

Pensions — US

US based executive directors and executive officers participate in either the defined benefit Smith & Nephew US Pension Plan or the defined contribution US Savings plan 401 (K) Plus. Under the US Pension Plan, pensions accrue at an annual rate of approximately one sixty-second of final pensionable salary up to a limit based on service of 60% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one half of the member’s pension on death. Normal retirement age under the plan is 65. For executives in the defined benefit US pension plan, a supplementary plan is used to enable benefits to be payable from age 62 without reduction for early retirement. A supplementary defined contribution plan is used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits.

Shareholding Requirements

Across the group, senior executives are expected to build up and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 2 times their base salary and executive officers are required to accumulate a personal holding equivalent to 1.5 times their base salary. Senior executives are also required to accumulate a personal holding at differing levels depending upon their seniority. These holdings are expected to be accumulated within five years of the later of the date of their joining the company or the date they became eligible to join the 2004 Performance Share Plan, 2004 Executive Share Option Plan and 2004 Co-Investment Plan. The Remuneration Committee will take account of the extent to which these guidelines have been met when making future awards. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to their annual basic fee within three years of their appointment or the date that the shareholding guidelines were approved in July 2007.

Total Reward Composition

The split between fixed and variable pay for the executive directors and executive officers in 2009 was as follows:

	Base Pay (fixed)	Annual Bonus (variable) earned in respect of 2009	Present economic value of long-term incentives (variable)
Executive directors	25%	32%	43%
Executive officers	33%	32%	35%

Service Contracts

Details of the service contracts for each of the executive directors, including their notice periods, are set out below. The notice period under executive directors’ service contracts is twelve months.

The service contracts are terminable by the executive director on six months notice. There is no enhancement of termination rights on a change of control of the Group. On termination of the contract by the Group, except for “cause”, the Remuneration Committee has the discretion to pay executive directors a sum equivalent to the salary and benefits, including (again at their discretion) a proportion of the bonus that would have been received if they had been required to work their 12 month notice period. In exercising this discretion, the Remuneration

Committee will take into account their policy of not rewarding failure and executive directors will be required where possible to mitigate the loss. The Remuneration Committee may also enforce the non-compete clause in the executive director contract.

On a change of control, however, the executive director shall be entitled to receive 12 months base salary and 12 months bonus at target plus benefits, in the event that employment is terminated within 12 months of the change of control in circumstances where the executive director’s responsibilities or duties are materially diminished, or there is a reduction in their overall salary and benefits package or a change in the location of their place of work.

Executive director	Date of Service Contract	Effective Date	Expiry Date	Notice period from company
David Illingworth	29 June 2007	1 July 2007	27 October 2015	12 months
Adrian Hennah	1 February 2006	1 June 2006	12 November 2019	12 months

Executive directors may serve as a non-executive director of a maximum of one company. Such appointments are subject to the approval of the Nominations Committee and any fees earned are retained by the executive director. Currently neither executive director holds such an appointment.

Non-Executive Directors

Non-executive directors do not have service contracts but instead have letters of appointment. Non-executive directors are normally appointed for terms of three years, terminable at will, without notice by either the Group or the director and without compensation. The Chairman has a six month notice period. The Nominations Committee determines the remuneration of the non-executive directors and aims to set fees that are competitive with other companies of equivalent size and complexity. Non-executive directors are not entitled to receive awards under the Company’s long term incentive plans and no part of their fees are paid in shares.

Non-executive director fees were last increased in July 2007 and were reviewed again in December 2008, when it was agreed that in common with our practice of paying executive directors in their home currency, non-executive directors would be paid in UK Sterling, US Dollars or Euros depending on their country of residence. Non-executive directors are paid a basic annual fee and the Chairmen of the Audit, Remuneration and Ethics and Compliance Committees and the Senior Independent Director receive an extra fee in recognition of their additional responsibilities. An additional fee is also payable to non-executive directors in cases where intercontinental travel is necessary to attend Board and Committee meetings. The fees currently paid to non-executive directors are as follows.

	Fee in UK Sterling	Fee in US Dollars	Fee in Euros
Basic Annual Fee	£54,000	$110,000	€80,250
Committee Chairman and Senior Independent Director Fee	£8,500	$17,200	€12,750
Intercontinental Travel fee (per meeting)	£3,000	$6,000	€4,500

In 2009, Rolf Stomberg waived his extra fee entitlement due to him as Senior Independent Director.

Directors’ Emoluments and Pensions

The following sections of the Report up to “Total Shareholder Return” have been audited by Ernst & Young LLP in accordance with the Regulations.

a) Salaries and Fees

Thousands	Salaries and fees	Benefits (i)	Bonus (ii)	Salary Supplement in lieu of pensions	Total 2009 (iv)	Total 2008 (iv)
Chairman (non-executive)
John Buchanan	£350	–	–	–	£350	£350

Executive directors
David Illingworth	$1,407	$25	$1,853	(iii) $0	$3,285	$2,960
Adrian Hennah	£511	£21	£664	£153	£1,349	£1,166

Non-executive directors
Pamela Kirby	£54	–	–	–	£54	£57
Warren Knowlton	$163	–	–	–	$163	$152
Brian Larcombe	£54	–	–	–	£54	£57
Joseph Papa (v)	$146	–	–	–	$146	$64
Richard de Schutter	$158	–	–	–	$158	$141
Rolf Stomberg	€93	–	–	–	€93	€98

(i)	Benefits shown in the table above include cash allowances and benefits in kind.
(ii)	One third of the total bonus shown above will be deferred by the purchase of shares on the open market, which will vest equally over three years.
(iii)	David Illingworth received no salary supplement in lieu of pensions, but $422,100 was provided under an international pension plan for him, as disclosed below.
(iv)	Total executive and non-executive directors’ emoluments for 2009 amounted to $6,703,000 (2008 — $6,450,000).
(v)	Appointed on 1 August 2008.

b) Pensions

	Accrued Pension as at 1 Jan 2009	Increase in accrued pension excluding inflation	Increase in accrued pension due to inflation	Accrued pension at 31 Dec 2009	Transfer value of accrued pension at 1 Jan 2009	Director’s contribution during 2009	Increase in transfer value over year less directors’ contribution	Transfer value of accrued pension at 31 Dec 2009
	$ thousands per annum				$ thousands
David Illingworth	3	–	–	3	18	–	1	19

$422,100 (2008: £203,000) was provided under an International pension plan for David Illingworth.

No amounts have been paid to third parties in respect of directors’ services and no excess retirement benefits or compensation has been paid to past directors.

c) Directors’ Share Options

	Options as at 1 January 2009	Granted during 2009	Exercise price of options granted		Exercised during 2009	Lapsed during 2009	Options as at 31 December 2009	Average exercise price		Range of exercisable dates of options held at 31 December 2009
	(number)	(number)			(number)	(number)	(number)			(date)
David Illingworth
(i)	450,527	–		–	–	(30,662)	419,865		593p	01/08-08/18
(ii)	100,000	177,875	(iv) US$	39.55	(100,000)	–	177,875	(iv) US$	39.55	08/12-08/19

Total	550,527	177,875			(100,000)	(30,662)	597,740

Adrian Hennah
(i)	255,898	107,515		479p	–	(42,512)	320,901		539p	06/09-08/19
(iii)	2,107	–		–	–	–	2,107		456p	11/10-04/11

Total	258,005	107,515			–	(42,512)	323,008		–

All options above were granted at prices below the market price at 31 December 2009 of 639.5p.

(i)	Options over Ordinary shares granted under 2004 Executive Share Option Plans.
(ii)	Options over ADSs granted under 2004 Executive Share Option Plans.
(iii)	Options granted under the UK ShareSave Scheme.
(iv)	Per ADS.

The range in the market price of the Company’s Ordinary Shares during the year was 420p to 641.5p and the market price at 31 December 2009 was 639.5p. The gain made by David Illingworth exercising share options in the year was US$347,820 (2008: nil).

On 15 March 2010, 61% of the options granted to David Illingworth and Adrian Hennah under the 2004 Executive Share Option plan vested in accordance with the performance criterion.

d) Long-Term Incentive Plan Awards

	Award type	Maximum number of shares awarded at 1 January 2009	Awards during the year	Market price on award		Vested award	Market price on vesting		Lapsed award	Number of shares awarded at 31 December 2009	Latest performance period
		(number)	(number)			(number)			(number)	(number)	(date)
David Illingworth
	(i) PSP	155,210	266,810	(iii) US$	40.05	(34,200)	US$	37.04/ADS	(40,150)	347,670	2011
	(ii) PSP	252,346	–		–	–		–	–	252,346	2010
	RSA	81,300	–		–	–		–	–	81,300	2009

Total		488,856	266,810			(34,200)			(40,150)	681,316

Adrian Hennah
	(ii) PSP	332,004	161,273		469p	(47,695)		469p	(55,991)	389,591	2011
	RSA	57,603	–		–	(57,603)		469p	–	–	–

Total		389,607	161,273			(105,298)			(55,991)	389,591

(i)	Awards made over ADSs under the 2004 Performance Share Plan.
(ii)	Awards made over ordinary shares under the 2004 Performance Share Plan.
(iii)	Per ADS.

On 15 March 2010, 70% of the awards granted to David Illingworth and Adrian Hennah in 2007 under the 2004 Performance Share Plan vested in accordance with the performance criterion.

On 11 February 2010, the award over 81,300 shares to David Illingworth vested in accordance with the performance criterion.

e) 2004 Co-Investment Plan Awards

The number of matched shares to be allocated to each executive director is subject to growth in EPSA over a three-year period. Details of the Plan can be found on page 66.

	Total matched awards as at 1 January 2009	Matched award vested during the year	Lapsed award	Total matched share award at 2 x gross bonus held at 31 December 2009
David Illingworth	39,870	(23,700)	–	16,170
Adrian Hennah	58,298	–	–	58,298

No awards were made under this plan in 2009.

Awards over 1,617 ADSs to David Illingworth and over 13,521 shares to Adrian Hennah made in 2007 under the 2004 Co-Investment Plan vested on 15 March 2010.

f) Deferred Bonus Plan

The vesting of awards under the Deferred Bonus Plan is dependent upon continued employment within the Group throughout the three-year vesting period. Provided the condition of continued employment is met, one third of the total award will vest in each of the three years, on the award’s anniversary.

	Total as at 1 January 2009	Awarded during 2009	Lapsed during 2009	Total as at 31 December 2009
David Illingworth	–	51,658	–	51,658
Adrian Hennah	–	37,119	–	37,119

Senior Management Remuneration

The Group’s administrative, supervisory and management body (“the senior management”) is comprised, for US reporting purposes, of executive directors and executive officers.

In respect of the financial year 2009, the total compensation (excluding pension emoluments but including payments under the performance related bonus plans) paid to the senior management for the year was $13,093,000 (2008 — $11,059,000, 2007 — $14,818,000), the aggregate increase in accrued pension benefits was $9,000 (2008 — increase of $12,000, 2007 — decrease of $4,000) as a number of executives took a lump sum on retirement and the aggregate amounts provided for under the supplementary schemes was $1,179,000 (2008 — $507,000, 2007 — $544,000).

During 2009, senior management were granted options over 518,455 shares and 35,575 ADSs under the 2004 Executive Share Option Plans, 1,910 under the employee ShareSave plans, 480,633 shares and 51,197 ADSs under the 2004 Performance Share Plan and awarded 88,777 shares and 12,318 ADSs under the Deferred Bonus Plan. As of 17 March 2010, the Senior Management (10 persons) owned 190,583 shares and 71,951 ADSs, constituting less than 1% of the issued share capital of the Company. Senior Management also held as of this date, options to purchase 1,842,127 shares; restricted stock awards over 13,152 ADSs; 598,242 shares and 143,680 ADSs awarded under the 2004 Performance Share Plan; 15,628 shares and 2,489 ADSs under the 2004 Co-Investment Plan; and 88,777 shares and 12,318 ADSs under the Deferred Bonus Plan.

Directors’ Interests

Beneficial interests of the directors in the Ordinary Shares of the Company are as follows:

	1 January 2009		31 December 2009		17 March 2010 (i)
Numbers	Shares	Options	Shares	Options	Shares	Options
John Buchanan	151,792	–	154,531	–	154,531	–
David Illingworth (ii)	144,690	550,527	172,005	597,740	257,824	576,362
Adrian Hennah	16,990	258,005	78,898	323,008	131,187	294,995
Ian Barlow	–	–	–	–	10,000	–
Geneviève Berger	–	–	–	–	–	–
Pamela Kirby	8,500	–	8,500	–	8,500	–
Warren Knowlton	59,501	–	59,501	–	59,501	–
Brian Larcombe	20,000	–	20,000	–	20,000	–
Joseph Papa	–	–	5,000	–	5,000	–
Richard De Schutter	250,000	–	250,000	–	250,000	–
Rolf Stomberg	13,100	–	13,100	–	13,100	–
Total	664,573	808,532	761,535	920,748	909,643	871,627

(i)	The latest practicable date for this Annual Report.
(ii)	In addition, David Illingworth holds 50,000 Deferred Shares. Following the redenomination of Ordinary Shares into US dollars on 23 January 2006, the Company issued 50,000 Deferred Shares. These shares are normally held by the Chief Executive and are not listed on any Stock Exchange and have extremely limited rights attached to them.

The total holdings of the directors represent less than 1% of the Ordinary Share Capital of the Company.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of directors’ shareholdings and share options.

Total Shareholder Return

Schedule 8 to the Regulations requires a graph to be published showing the Company’s TSR against the TSR performance of a broad equity market index. As a component of the FTSE100 index, a graph of the Company’s TSR performance compared to that of the TSR of the FTSE100 index is shown below.

The Remuneration Committee, however, compares the company’s performance to a tailored sector peer group of medical devices companies (see page 65), when considering TSR performance in the context of the 2004 Performance Share Plan. The following graph therefore also shows the TSR performance of this peer group over a comparable period.

By order of the Board, 18 March 2010

Susan Henderson

Company Secretary

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

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the Parent Company and enable them to ensure that the accounts comply with the Companies Act 2006 and, in the case of the Group accounts, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and the Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

DIRECTORS’ RESPONSIBILITY STATEMENT PURSUANT TO DISCLOSURE AND TRANSPARENCY RULE 4

The directors confirm that, to the best of each person’s knowledge:

•

the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

•

the Parent Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Parent Company; and

•

the “Business Review, Liquidity and Prospects” contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Parent Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board, 18 March 2010

Susan Henderson

Company Secretary

INDEPENDENT AUDITORS’ UK REPORT

Independent Auditors’ Report to the Members of Smith & Nephew plc

We have audited the group accounts of Smith & Nephew plc for the year ended 31 December 2009 which comprise the Group Income Statement, the Group Statement of Comprehensive Income, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Equity and the related notes 1 to 38. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement set out on page 76 the directors are responsible for the preparation of the group accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit the group accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the accounts

An audit involves obtaining evidence about the amounts and disclosures in the accounts sufficient to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the accounts.

Opinion on accounts

In our opinion the group accounts:

•	give a true and fair view of the state of the group’s affairs as at 31 December 2009 and of its profit for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the group accounts are prepared is consistent with the group accounts.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the directors’ statement, set out on page 42, in relation to going concern; and

•	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Other matter

We have reported separately on the parent company accounts of Smith & Nephew plc for the year ended 31 December 2009 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group accounts, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also compiled with IFRS as issued by the International Accounting Standards Board.

In our opinion the group accounts give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2009 and of its profit for the year then ended.

Leslie Clifford (Senior Statutory Auditor)

for and behalf of Ernst & Young LLP Statutory Auditor

London

18 March 2010

INDEPENDENT AUDITORS’ US REPORTS

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2009 and 2008, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2009. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall account presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2009 and 2008, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 18 March 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

18 March 2010

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2009 and 2008, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2009 and our report dated 18 March 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

18 March 2010

GROUP INCOME STATEMENT

		Years ended 31 December
	Notes	2009	2008	2007
		$ million	$ million	$ million
Revenue	3	3,772	3,801	3,369
Cost of goods sold		(1,030)	(1,077)	(994)
Gross profit		2,742	2,724	2,375
Selling, general and administrative expenses	4	(1,864)	(1,942)	(1,740)
Research and development expenses		(155)	(152)	(142)
Operating profit	3 & 4	723	630	493
Interest receivable	8	2	5	10
Interest payable	8	(42)	(71)	(40)
Other finance (costs)/income	9	(15)	(1)	6
Share of results of associates	16	2	1	–
Profit before taxation		670	564	469
Taxation	10	(198)	(187)	(153)
Attributable profit for the year (i)		472	377	316

Earnings per Ordinary Share (i)	12
Basic		53.4¢	42.6¢	34.2¢
Diluted		53.3¢	42.4¢	34.1¢

GROUP STATEMENT OF COMPREHENSIVE INCOME

	Years ended 31 December
	2009	2008	2007
	$ million	$ million	$ million
Attributable profit for the year (i)	472	377	316

Other comprehensive income:
Cash flow hedges — interest rate swaps
— losses arising in the year	(3)	(13)	(2)
— losses transferred to income statement for the year	13	2	–
Cash flow hedges — forward foreign exchange contracts
— (losses)/gains arising in the year	(15)	21	(12)
— losses/(gains) transferred to inventories for the year	7	(6)	–
Exchange differences on translation	63	(57)	94
Exchange on borrowings classified as net investment hedges	(3)	(42)	(47)
Actuarial gains/(losses) on retirement benefit obligations	41	(215)	(22)
Taxation on items relating to components of other comprehensive income	(12)	71	8
Other comprehensive income/(expense) for the year, net of taxation	91	(239)	19

Total comprehensive income for the year (i)	563	138	335

(i)	Attributable to equity holders of the Parent Company and wholly derived from continuing operations.

The Notes on pages 86 to 136 are an integral part of these accounts.

GROUP BALANCE SHEET

		At 31 December
	Notes	2009	2008
		$ million	$ million
ASSETS
Non-current assets:
Property, plant and equipment	13	753	725
Goodwill	17	1,093	1,189
Intangible assets	14	412	376
Investments	15	7	7
Investments in associates	16	13	12
Deferred tax assets	24	202	214
		2,480	2,523
Current assets:
Inventories	18	933	879
Trade and other receivables	19	946	961
Cash and bank	20	192	145
		2,071	1,985

Assets held for sale	32	14	–
TOTAL ASSETS		4,565	4,508

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	25	190	190
Share premium		382	375
Treasury shares	27	(794)	(823)
Other reserves		63	1
Retained earnings		2,338	1,956
Total equity		2,179	1,699

Non-current liabilities:
Long-term borrowings	20	1,090	1,358
Retirement benefit obligations	35	322	350
Other payables due after one year	22	27	36
Provisions due after one year	23	53	51
Deferred tax liabilities	24	31	46
		1,523	1,841
Current liabilities:
Bank overdrafts and loans due within one year	20	45	115
Trade and other payables due within one year	22	596	607
Provisions due within one year	23	55	54
Current tax payable		167	192
		863	968
Total liabilities		2,386	2,809
TOTAL EQUITY AND LIABILITIES		4,565	4,508

The accounts were approved by the Board and authorised for issue on 18 March 2010 and are signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

The Notes on pages 86 to 136 are an integral part of these accounts.

GROUP CASH FLOW STATEMENT

		Years ended 31 December
	Notes	2009	2008	2007
		$ million	$ million	$ million
Net cash inflow from operating activities
Profit before taxation		670	564	469
Net interest payable		40	66	30
Depreciation, amortisation and impairment		298	275	228
Loss on disposal of property, plant and equipment and software		14	12	9
Share based payment expense		18	24	23
Utilisation of Plus inventory stepped-up on acquisition		–	15	64
Share of results of associates		(2)	(1)	–
Increase in inventories		(17)	(117)	(84)
Decrease/(increase) in trade and other receivables		46	(54)	(35)
(Decrease)/increase in trade and other payables and provisions		(37)	31	(11)
Cash generated from operations (i) (ii)		1,030	815	693
Interest received		2	5	10
Interest paid		(43)	(68)	(40)
Income taxes paid		(270)	(186)	(225)
Net cash inflow from operating activities		719	566	438

Cash flows from investing activities
Acquisitions	31	(25)	(16)	(799)
Cash acquired with acquisitions	31	–	–	18
Cash received from Plus settlement	31	137	–	–
Capital expenditure		(318)	(292)	(200)
Proceeds on disposal of property, plant and equipment and software		–	3	6
Net cash used in investing activities		(206)	(305)	(975)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		7	19	28
Treasury shares purchased		–	(193)	(640)
Proceeds on borrowings due within one year	29	–	–	1,812
Settlement of borrowings due within one year	29	(66)	(49)	(611)
Repayment of Loan Notes	29	–	–	(17)
Proceeds on borrowings due after one year	29	526	1,108	–
Settlement of borrowings due after one year	29	(814)	(1,028)	(106)
Proceeds from own shares		10	4	–
Settlement of currency swaps	29	(12)	5	(14)
Equity dividends paid		(120)	(109)	(105)
Net cash (used in)/provided by financing activities		(469)	(243)	347

Net increase/(decrease) in cash and cash equivalents		44	18	(190)
Cash and cash equivalents at beginning of year	29	122	109	291
Exchange adjustments	29	8	(5)	8
Cash and cash equivalents at end of year	29	174	122	109

(i)	Includes $32m (2008 — $28m, 2007 — $39m) of outgoings on restructuring and rationalisation expenses.

(ii)	After $22m (2008 — $48m, 2007 — $33m) of acquisition related costs and $5m (2008 — $10m, 2007 — $23m) unreimbursed by insurers relating to macrotextured knee revisions (offset by a receipt of $22m in 2007 from a successful legal settlement). In 2007, this also includes the legal settlement of $30m.

The Notes on pages 86 to 136 are an integral part of these accounts.

GROUP STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares (ii)	Other reserves (iii)	Retained earnings	Total equity
	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2007	189	329	(1)	63	1,594	2,174
Total comprehensive income (i)	–	–	–	33	302	335
Equity dividends declared and paid	–	–	–	–	(104)	(104)
Share based payment recognised	–	–	–	–	23	23
Treasury shares purchased	–	–	(640)	–	–	(640)
Cost of shares transferred to beneficiaries	–	–	4	–	(4)	–
Issue of ordinary share capital (iv)	1	27	–	–	–	28
At 1 January 2008	190	356	(637)	96	1,811	1,816
Total comprehensive income (i)	–	–	–	(95)	233	138
Equity dividends declared and paid	–	–	–	–	(109)	(109)
Share based payment recognised	–	–	–	–	24	24
Treasury shares purchased	–	–	(193)	–	–	(193)
Cost of shares transferred to beneficiaries	–	–	7	–	(3)	4
Issue of ordinary share capital (iv)	–	19	–	–	–	19
At 1 January 2009	190	375	(823)	1	1,956	1,699
Total comprehensive income (i)	–	–	–	62	501	563
Equity dividends declared and paid	–	–	–	–	(120)	(120)
Share based payment recognised	–	–	–	–	18	18
Deferred taxation on share based payment	–	–	–	–	2	2
Cost of shares transferred to beneficiaries	–	–	29	–	(19)	10
Issue of ordinary share capital (iv)	–	7	–	–	–	7
At 31 December 2009	190	382	(794)	63	2,338	2,179

(i)	Attributable to equity holders of the Parent Company and wholly derived from continuing operations.

(ii)	Refer to Note 27 of the Group Financial Statements for further information.

(iii)	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation adjustments within Other Reserves at 31 December 2009 were $71m (2008 — $11m, 2007 — $110m).

(iv)	Issue of ordinary share capital as a result of options being exercised.

(v)	As part of the acquisition of Plus Orthopedics Holdings AG, the group recognised $4m of minority interest. Subsequent to the acquisition the group acquired the minority interests resulting in a reduction of minority interest of $4m. Both transactions occurred in the 2007 financial year.

The Notes on pages 86 to 136 are an integral part of these accounts.

NOTES TO THE GROUP ACCOUNTS

1.	General Information

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices in the sectors of Orthopaedics, Endoscopy and Advanced Wound Management.

Presentation of financial information

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) effective as at 31 December 2009. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) effective as at 31 December 2009. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

2(a).	Accounting Policies

The Group has adopted IFRS 8 Operating Segments and the revised standard IAS 1 Presentation of Financial Statements. These impact the presentation and disclosure of the primary statements and disclosed information by way of notes, and therefore no comparative amounts require restatement. In addition, the Group has adopted the IFRS 2 Amendment regarding Vesting Conditions and Cancellations, the revised IAS 23 Borrowing Costs on capitalisation of interest; Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements on financial instruments puttable at fair value and obligations arising on liquidation; Amendments to IAS 27 Consolidated and Separate Financial Statements on cost of an investment in a subsidiary or associate; and an Amendment to IAS 39 Financial Instruments: Recognition and Measurement on eligible hedged items. None of the before mentioned standards nor any other standard or interpretation coming into effect during the year had a significant effect on the reported results or the financial position of the Group.

The significant accounting policies adopted in the preparation of the Group’s accounts are set out below:

Basis of Preparation

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions are discussed under Critical Accounting Policies within the “Business Review, Liquidity and Prospects” section on pages 29 and 30. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

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

Business Combinations and Goodwill

On acquisition, identifiable assets and liabilities (including contingent liabilities) of subsidiaries and associates are measured at their fair values at the date of acquisition using the purchase method. The fair value of assets includes the taxation benefits resulting from amortisation for income taxation purposes from which a third party separately acquiring the assets would reasonably be expected to benefit. Goodwill, representing the excess of purchase consideration over the Group’s share of the fair value of net assets

2(a).	Accounting Policies — (continued)

Business Combinations and Goodwill (continued)

acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually. For purposes of impairment testing, goodwill is allocated to the related cash-generating units monitored by Management, being the operating segment level.

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

The following are recorded as movements in ‘Other reserves’ within other comprehensive income: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at average and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows. All other exchange differences are taken to the income statement.

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

2(a).	Accounting Policies — (continued)

Taxation (continued)

is probable that this will not reverse in the foreseeable future; on the initial recognition of non-deductible goodwill; and on the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not affect the accounting or taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that have been enacted or substantively enacted by the balance sheet date that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to other comprehensive income or equity, in which case the deferred tax is also dealt with in other comprehensive income or equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, when the Group intends to settle its current tax assets and liabilities on a net basis and that authority permits the Group to make a single net payment.

Advertising Costs

Expenditure on advertising costs is expensed as incurred.

Intangible Assets

Intangible assets acquired separately (including purchased patents, know-how, trademarks, licences and distribution rights) are initially measured at cost. The cost of intangible assets acquired in a material business combination (referred to as acquisition intangibles) is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All intangible assets are amortised on a straight line basis over their estimated useful economic lives. The estimated useful economic life of an intangible asset ranges between three and 20 years depending on its nature. Internally generated intangible assets are expensed in the income statement as incurred.

Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware is capitalised as plant and equipment.

Research and Development

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products means that development costs should not be capitalised as intangible assets until products receive approval from the appropriate regulatory body. Substantially all development expenditure is complete by the time the product is submitted for regulatory approval. Consequently the majority of expenditure on research and development is expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful economic lives and the terms of the leases.

Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated residual value at the end of their working lives. Assets in course of construction are not depreciated until they are brought into use.

Finance costs relating to the purchase or construction of property, plant and equipment and intangible assets that take longer than one year to complete are capitalised based on the Group weighted average borrowing costs. All other finance costs are expensed as incurred.

2(a).	Accounting Policies — (continued)

Impairment of assets

The recoverable amount of cash-generating units to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

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

Leases

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

Investments and Other Financial Assets

Investments, other than those related to associates, are initially recorded at fair value plus transaction costs on the trade date. The Group holds an investment in an entity that holds mainly unquoted equity securities, which is classed as “available-for-sale” and carried at fair value. The fair value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities, whereupon an impairment is recognised as an expense immediately.

Loans and receivables are carried at amortised cost, less any allowances for uncollectible amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and other receivables are classified as ‘Trade and other receivables’ in the balance sheet.

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

Orthopaedic instruments are generally not sold but provided to customers and distributors for use in surgery. They are recorded as inventory until they are deployed at which point they are transferred to plant and equipment and depreciated over their useful economic lives of between three and five years.

2(a).	Accounting Policies — (continued)

Inventories (continued)

A feature of the orthopaedic business is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use (referred to as consignment inventory). Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience but it involves management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Derivative Financial Instruments

Derivative financial instruments are recorded initially at fair value and then for reporting purposes are remeasured to fair value at subsequent balance sheet dates. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast third party and intercompany transactions are recognised in other comprehensive income until the associated asset or liability is recognised. Amounts taken to other comprehensive income are transferred to the income statement when the hedged transaction affects profit and loss. Where the hedged item is the cost of a non-financial asset, the amounts taken to other comprehensive income are transferred to the initial carrying value of the asset.

Currency swaps to match foreign currency net assets with foreign currency liabilities are fair valued at year end. Changes in the fair values of currency swaps that are designated and effective as net investment hedges are matched in other comprehensive income against changes in value of the related net assets.

Interest rate swaps transacted to fix interest rates on floating rate borrowings are accounted for as cash flow hedges and changes in the fair values resulting from changes in market interest rates are recognised in other comprehensive income.

Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within other finance income/(costs) as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is transferred to the income statement for the period.

Recognition of Financial Assets and Liabilities

Financial assets and liabilities are recognised on a trade date basis in the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument. The Group carries borrowings in the Balance Sheet at amortised cost.

Retirement Benefits

The Group’s major pension plans are of the defined benefit type. For these plans, the employer’s portion of past and current service cost is charged to operating profit, with the interest cost net of expected return on assets in the plans reported within other finance income/(costs). Actuarial gains or losses are recognised in full directly in other comprehensive income such that the balance sheet reflects the plan’s surpluses or deficits as at the balance sheet date.

2(a).	Accounting Policies — (continued)

Retirement Benefits (continued)

The defined benefit obligation is calculated annually by external actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

A number of key assumptions have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet assets and liabilities, operating profit and finance income/(costs). The most critical assumptions are the discount rate, inflation and mortality assumptions to be applied to future pension plan liabilities. The most critical assumption for the plan assets is the future expected return. In determining these assumptions management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

Where defined contribution plans operate, the contributions to these plans are charged to operating profit as they become payable.

Share Based Payments

The Group operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate option pricing models and the corresponding expense is recognised over the vesting period.

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

Adjusted Earnings Per Share

Adjusted earnings per share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. Adjusted attributable profit is the numerator used for this measure. Reconciliation from attributable profit to adjusted attributable profit is included in Note 12 of the Notes to the Group Accounts. The Group has identified the following items, where material, as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon.

2(b).	New Accounting Standards

New IFRS Accounting Standards

The following IFRS standards, which are relevant to the Group, have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective or have not yet been adopted by the Group. Unless otherwise listed below, no other standard, amendment or interpretation is likely to have a material effect on the Group’s results of operations or financial position.

In January 2008, the IASB issued a revised IFRS 3 Business Combinations standard and an amended IAS 27 Consolidated and Financial Statements standard. The Group will adopt these standards prospectively to all business combinations on or after 1 January 2010. Whilst it is not possible to estimate the outcome of adoption, the key features of the revised IFRS 3 include a requirement for acquisition-related costs to be expensed and not included in the purchase price; and for contingent consideration to be recognised at fair value on acquisition date (with subsequent changes recognised in the income statement and not as a change to goodwill). The standard also changes the treatment of non-controlling interests (formerly minority interests) with an option to recognise these at fair value as at the acquisition date and a requirement for previously held non-controlling interests to be fair valued as at the date control is obtained, with gains and losses recognised in the income statement.

IAS 27 revised no longer restricts the allocation to minority interest of losses incurred by a subsidiary to the amount of the non-controlling equity investment in the subsidiary, as well as clarifying the accounting on disposal of subsidiaries going forward. These revised standards have been endorsed by the EU.

In November 2009, the IASB issued IFRS 9 Financial Instruments. This standard specifies how the Group should classify and measure financial assets. It requires all financial assets to be either classified on the basis of the entity’s business model and the contractual cash flow characteristics of the financial asset or initially measured at fair value. This standard has not been endorsed by the EU.

3(a).	Operating Segment Information

For management purposes, the Group is organised into business units according to the nature of its products and has three operating segments — Orthopaedics, Endoscopy and Advanced Wound Management. The types of products and services offered by each operating unit are:

•

Orthopaedic reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery. Orthopaedic trauma fixation products consist of internal and external devices and other products, including shoulder fixation and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or clinic setting and include bone growth stimulation, joint fluid therapies and outpatient spine products.

•

Smith & Nephew’s Endoscopy business develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints. The business focuses on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

•

Smith & Nephew’s Advanced Wound Management business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of wounds such as burns and invasive surgery that impact the wider population.

Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Group financing (including interest receivable and payable) and income taxes are managed on a group basis and are not allocated to operating segments.

3(a).	Operating Segment Information — (continued)

The following tables present revenue, profit, asset and liability information regarding the Group’s operating segments.

	2009	2008	2007
	$ million	$ million	$ million
Revenue by operating segment
Orthopaedics	2,135	2,158	1,858
Endoscopy	791	800	732
Advanced Wound Management	846	843	779
	3,772	3,801	3,369

There are no material sales between operating segments.

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangibles and impairments; significant restructuring events; gains and losses arising from legal disputes; and uninsured losses. Operating profit reconciles to trading profit as follows:

	Notes	2009	2008	2007
		$ million	$ million	$ million
Operating profit		723	630	493
Acquisition related costs	5	26	61	111
Restructuring and rationalisation expenses	6	42	34	42
Legal settlement	7	–	–	30
Amortisation of acquisition intangibles and impairments	14 & 17	66	51	30
Trading profit		857	776	706

Trading profit by operating segment
Orthopaedics		508	481	423
Endoscopy		189	166	147
Advanced Wound Management		160	129	136
		857	776	706

Operating profit by operating segment reconciled to attributable profit for the year
Orthopaedics		410	382	243
Endoscopy		169	146	141
Advanced Wound Management		144	102	109
Operating profit		723	630	493
Net interest payable		(40)	(66)	(30)
Other finance (costs)/income		(15)	(1)	6
Share of results of associates		2	1	–
Taxation		(198)	(187)	(153)
Attributable profit for the year		472	377	316

3(a).	Operating Segment Information — (continued)

The share of results of associates is segmentally allocated to Orthopaedics.

	2009	2008	2007
	$ million	$ million	$ million
Capital expenditure
Orthopaedics	235	219	946
Endoscopy	41	29	46
Advanced Wound Management	63	45	85
	339	293	1,077

Capital expenditure segmentally allocated above comprises:
Additions to property, plant and equipment	216	259	184
Additions to intangible assets	102	33	16
Capital expenditure as per cash flow statement	318	292	200
Capitalisation of finance leases	–	–	7
Transfers into property, plant and equipment from inventory	–	–	11
Acquisitions — Associates	–	–	10
Acquisitions — Goodwill	3	–	532
Acquisitions — Intangible assets	12	1	239
Acquisitions — Property, plant and equipment	6	–	78
Capital expenditure	339	293	1,077

Depreciation, amortisation and impairment
Orthopaedics	206	177	157
Endoscopy	52	57	40
Advanced Wound Management	40	41	31
	298	275	228

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation and impairment of acquisition intangibles as follows:

Impairment of intangibles and goodwill	32	14	–
Amortisation of acquisition intangibles	34	37	30
	66	51	30
Depreciation of property, plant and equipment	206	204	181
Amortisation of other intangible assets	26	18	16
Impairment of investments	–	2	1
	298	275	228

Impairments of $32m were recognised within operating profit in 2009 and included within the administrative expenses line (2008 — $16m, 2007 — $1m). This is segmentally allocated as $19m Orthopaedics and $13m Endoscopy (2008 — Orthopaedics $2m and Endoscopy $14m, 2007 — Orthopaedics $1m).

3(a).	Operating Segment Information — (continued)

	2009	2008	2007
	$ million	$ million	$ million
Other significant non-cash expenses recognised within operating profit
Orthopaedics	22	23	113
Endoscopy	2	–	–
Advanced Wound Management	6	6	7
	30	29	120

The $30m incurred in 2009 relates to acquisition related costs and restructuring and rationalisation expenses. In 2008, the $29m relates to the utilisation of Plus inventory stepped-up on acquisition, acquisition related costs and restructuring and rationalisation expenses. The $120m in 2007 relates to the utilisation of Plus inventory stepped-up on acquisition, acquisition related costs, restructuring and rationalisation expenses and the increase in the macrotextured provision.

	2009	2008	2007
	numbers	numbers	numbers
Average number of employees
Orthopaedics	4,853	4,840	4,405
Endoscopy	1,888	1,849	1,798
Advanced Wound Management	3,023	3,068	2,987
	9,764	9,757	9,190

	2009	2008	2007
	$ million	$ million	$ million
Balance Sheet
Assets:
Orthopaedics	2,656	2,755	2,668
Endoscopy	705	690	705
Advanced Wound Management	810	704	782
Operating assets by segment	4,171	4,149	4,155
Unallocated corporate assets	394	359	306
Total assets	4,565	4,508	4,461

Liabilities:
Orthopaedics	426	448	404
Endoscopy	111	107	105
Advanced Wound Management	194	189	211
Operating liabilities by segment	731	744	720
Unallocated corporate liabilities	1,655	2,065	1,925
Total liabilities	2,386	2,809	2,645

Unallocated corporate assets and liabilities comprise the following:

Deferred tax assets	202	214	136
Cash and bank	192	145	170
Unallocated corporate assets	394	359	306

Long-term borrowings	1,090	1,358	36
Retirement benefit obligations	322	350	184
Deferred tax liabilities	31	46	57
Current liability derivatives — credit balances on currency swaps	–	4	2
Bank overdrafts and loans due within one year	45	115	1,442
Current tax payable	167	192	204
Unallocated corporate liabilities	1,655	2,065	1,925

3(b).	Geographic Information

	2009	2008	2007
	$ million	$ million	$ million
Revenue by geographic market
United Kingdom	286	321	309
Continental Europe	1,027	1,077	868
United States	1,664	1,657	1,550
Africa, Asia, Australasia and Other America	795	746	642
	3,772	3,801	3,369

Revenue has been allocated by basis of origin. No revenue from a single customer is in excess of 10% of the group’s revenue.

Capital expenditure by geographic location
United Kingdom	46	30	33
Continental Europe	45	64	842
United States	174	149	170
Africa, Asia, Australasia and Other America	74	50	32
	339	293	1,077

Capital expenditure segmentally allocated above comprises additions of property, plant and equipment, intangible assets, goodwill, investments and investments in associates. In 2007, additions are net of $7m of assets capitalised under finance leases and $11m of assets transferred into property, plant and equipment from inventory. No such adjustments were required in 2009 (2008 — nil).

Assets by geographic location
United Kingdom	326	283	405
Continental Europe	864	978	969
United States	899	908	906
Africa, Asia, Australasia and Other America	189	140	126
Non-current operating assets by geographic location	2,278	2,309	2,406

United Kingdom	455	271	282
Continental Europe	609	518	495
United States	575	753	690
Africa, Asia, Australasia and Other America	254	298	282
Current operating assets by geographic location	1,893	1,840	1,749

Unallocated corporate assets (see page 95)	394	359	306
Total assets	4,565	4,508	4,461

4.	Operating Profit

	2009	2008	2007
	$ million	$ million	$ million
Revenue	3,772	3,801	3,369
Cost of goods sold (i)	(1,030)	(1,077)	(994)
Gross profit	2,742	2,724	2,375

Research and development expenses	(155)	(152)	(142)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses (ii)	(1,368)	(1,436)	(1,278)
Administrative expenses (iii) (iv)	(519)	(533)	(487)
BSN agency and management fees (vi)	23	27	25
	(1,864)	(1,942)	(1,740)
Operating profit	723	630	493

(i)     2009 includes $15m of restructuring and rationalisation expenses and $12m of acquisition related costs (2008 — $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs, 2007 — $64m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $7m of restructuring and rationalisation expenses and $6m of acquisition related costs).

(ii)    2009 includes $7m of acquisition related costs and $10m of restructuring and rationalisation expenses (2008 — $7m of acquisition related costs and $3m of restructuring and rationalisation expenses, 2007 — $12m of acquisition related costs and $4m of restructuring and rationalisation expenses).

(iii)    Includes amortisation of intangible assets — other intangibles.

(iv)    2009 includes $7m of acquisition related costs and $17m of restructuring and rationalisation expenses and $66m of amortisation acquisition intangibles and impairments (2008 — $31m of acquisition related costs, $13m of restructuring and rationalisation expenses and $51m of amortisation of acquisition intangibles and impairments, 2007 — $29m of acquisition related costs, $31m of restructuring and rationalisation expenses, $30m of legal settlement and $30m of amortisation of acquisition intangibles).

(v)    Items detailed in (i), (ii) and (iv) are excluded from the calculation of trading profit.

(vi)    Agency fees of $23m (2008 — $27m, 2007 — $25m) were received in respect of services provided to BSN Medical for sales force resource, physical distribution and logistics and administration in certain countries. The calculation of the fees is designed to result in a neutral, cost-recovery position for the Group.

Operating Profit is stated after charging the following items:

	2009	2008	2007
	$ million	$ million	$ million
Amortisation of acquisition intangibles	34	37	30
Amortisation of other intangible assets	26	18	16
Impairment of intangible assets and goodwill	32	14	–
Depreciation of property, plant and equipment	206	204	181
Loss on disposal of property, plant and equipment and software	14	12	9
Impairment of investments	–	2	1
Minimum operating lease payments for land and buildings	27	28	26
Minimum operating lease payments for other assets	28	29	26
Advertising costs	39	56	48

Staff costs during the year amounted to:

	Notes	2009	2008	2007
		$ million	$ million	$ million
Wages and salaries		768	795	691
Social security costs		86	87	79
Pension costs (including retirement healthcare)	35	64	53	42
Share based payment	26	18	24	23
		936	959	835

5.	Acquisition Related Costs

In 2009, “acquisition related costs” comprise $26m (2008 — $46m, 2007 — $51m) relating to the integration of the Plus business. For 2008, this includes $15m (2007 — $64m) relating to the utilisation of the stepped-up Plus inventory to fair value on acquisition. For 2007 this was reduced by a release of a $4m accrual relating to the failed bid to purchase Biomet Inc.

6.	Restructuring and Rationalisation Expenses

In 2009, restructuring and rationalisation costs comprised $42m (2008 — $34m, 2007 — $42m) relating to the Earnings Improvement Programme, mainly redundancy, consultancy and manufacturing rationalisation.

7.	Legal Settlement

The legal settlement of $30m in 2007 relates to the civil settlement agreed with the US Department of Justice following an industry wide investigation.

8.	Interest (payable)/receivable

	2009	2008	2007
	$ million	$ million	$ million
Interest receivable	2	5	10

Interest payable:
Bank borrowings	(16)	(62)	(33)
Other	(26)	(9)	(7)
	(42)	(71)	(40)
Net interest payable	(40)	(66)	(30)

Interest receivable includes net interest receivable of $nil (2008 — $1m, 2007 — $2m) on interest rate and currency swaps and interest payable includes $23m (2008 — $7m, 2007 — $2m) of net interest payable on currency and interest rate swaps. The gross interest receivable on these swaps was $14m (2008 — $5m, 2007 — $13m) and the gross interest payable was $37m (2008 — $11m, 2007 — $13m).

9.	Other Finance (Costs)/Income

	Notes	2009	2008	2007
		$ million	$ million	$ million
Retirement benefits: Interest cost	35	(61)	(66)	(56)
Retirement benefits: Expected return on plan assets	35	48	66	65
Other		(2)	(1)	(3)
Other finance (costs)/income		(15)	(1)	6

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $14m gain in 2009 (2008 — net $4m loss, 2007 — net $14m gain). These amounts were fully matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

10.	Taxation

	2009	2008	2007
	$ million	$ million	$ million
Current taxation:
UK corporation tax at 28% (2008 — 28%, 2007 — 30%)	50	45	69
Overseas tax	189	178	147
Current income tax charge	239	223	216
Adjustments in respect of prior periods	(31)	(14)	(27)
Total current taxation	208	209	189

Deferred taxation
Origination and reversal of temporary differences	(7)	(19)	(41)
Changes in tax rates	–	–	4
Adjustments to estimated amounts arising in prior periods	(3)	(3)	1
Total deferred taxation	(10)	(22)	(36)
Total taxation as per the income statement	198	187	153

Deferred taxation in other comprehensive income	12	(71)	(8)
Deferred taxation in equity	(2)	–	–
Taxation attributable to the Group	208	116	145

The tax charge was reduced by $26m in 2009 (2008 — $30m, 2007 — $49m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, the legal settlement, amortisation of acquisition intangibles and impairments.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 28% (2008 — 28.5%, 2007 — 30%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The average effective tax rate differs from the applicable rate as follows:

	2009	2008	2007
	%	%	%
UK standard rate	28.0	28.5	30.0
Non-deductible/non-taxable items	1.2	1.4	2.6
Prior year items	(4.8)	(3.3)	(5.7)
Tax losses (utilised not previously recognised)/incurred not relieved	(0.1)	1.1	0.3
Overseas income taxed at other than UK standard rate	5.3	5.5	5.4
Total effective tax rate	29.6	33.2	32.6

In 2008, the enacted UK tax rate applicable from 1 April 2009 was reduced to 28%. The Group resolved a number of material disputes with various tax authorities in 2009. Following the resolution of these issues, and progress on certain others, the Group released or amended relevant tax accruals.

11.	Dividends

	2009	2008	2007
	$ million	$ million	$ million
The following dividends were declared and paid in the year:
Ordinary second interim of 8.12¢ for 2008 (2007 — 7.38¢, 2006 — 6.71¢) paid 8 May 2009	72	66	63
Ordinary interim of 5.46¢ for 2009 (2008 — 4.96¢, 2007 — 4.51¢) paid 3 November 2009	48	43	41
	120	109	104

11.	Dividends — (continued)

A second interim dividend for 2009 of 8.93 US cents per Ordinary Share was declared by the Board on 10 February 2010 and will be paid on 12 May 2010 to shareholders on the Register of Members on 23 April 2010. The estimated amount of this dividend on 17 March 2010 was $79m.

12.	Earnings per Ordinary Share

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

	2009	2008	2007
	$ million	$ million	$ million
Earnings
Attributable profit for the year	472	377	316
Adjusted attributable profit (see below)	580	493	480

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

Attributable profit is reconciled to adjusted attributable profit as follows:

	Notes	2009	2008	2007
		$ million	$ million	$ million
Attributable profit for the year		472	377	316
Acquisition related costs	5	26	61	111
Restructuring and rationalisation expenses	6	42	34	42
Legal settlement	7	–	–	30
Amortisation of acquisition intangibles and impairments	14 & 17	66	51	30
Taxation on excluded items	10	(26)	(30)	(49)
Adjusted attributable profit		580	493	480

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

	2009	2008	2007
Number of shares (millions)
Basic weighted average number of shares	884	886	923
Dilutive impact of share options outstanding	1	4	5
Diluted weighted average number of shares	885	890	928

Earnings per Ordinary share
Basic	53.4¢	42.6¢	34.2¢
Diluted	53.3¢	42.4¢	34.1¢
Adjusted: Basic	65.6¢	55.6¢	52.0¢
Adjusted: Diluted	65.5¢	55.4¢	51.7¢

13.	Property, Plant and Equipment

	Land and buildings		Plant and equipment		Assets in course of construction $ million
	Freehold $ million	Leasehold $ million	Instruments $ million	Other $ million		Total $ million
Cost
At 1 January 2008	147	53	706	723	39	1,668
Exchange adjustment	(12)	(1)	(39)	(82)	(4)	(138)
Additions	18	4	140	55	42	259
Disposals	–	(4)	(44)	(39)	–	(87)
Transfers	–	2	4	12	(18)	–
At 31 December 2008	153	54	767	669	59	1,702
Exchange adjustment	5	2	35	32	2	76
Acquisitions — (Note 31)	–	–	–	6	–	6
Additions	4	3	133	75	1	216
Disposals	–	(2)	(57)	(26)	–	(85)
Transfer to assets held for sale	(34)	–	–	–	–	(34)
Transfers	1	(5)	11	28	(35)	–
At 31 December 2009	129	52	889	784	27	1,881

Depreciation and Impairment
At 1 January 2008	44	18	403	461	–	926
Exchange adjustment	(4)	–	(23)	(54)	–	(81)
Charge for the year	4	3	123	74	–	204
Disposals	–	(1)	(31)	(40)	–	(72)
At 31 December 2008	44	20	472	441	–	977
Exchange adjustment	1	1	22	22	–	46
Charge for the year	10	4	131	61	–	206
Disposals	–	(1)	(52)	(22)	–	(75)
Transfer to assets held for sale	(26)	–	–	–	–	(26)
Transfers	–	(2)	2	–	–	–
At 31 December 2009	29	22	575	502	–	1,128

Net book amounts
At 31 December 2009	100	30	314	282	27	753
At 31 December 2008	109	34	295	228	59	725

Land and buildings includes land with a cost of $14m (2008 — $13m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $15m (2008 — $17m) are included in leasehold land and buildings and $10m (2008 — $14m) are included in instruments, plant and equipment.

14.	Intangible Assets

	Acquisition intangibles $ million	Software $ million	Distribution Rights $ million	Patents & Intellectual Property $ million	Total $ million
Cost
At 1 January 2008	403	47	29	67	546
Exchange adjustment	(15)	(6)	(1)	(2)	(24)
Acquisitions — (Note 31)	1	–	–	–	1
Disposals	(2)	–	–	–	(2)
Additions	–	27	5	1	33
At 31 December 2008	387	68	33	66	554
Exchange adjustment	18	3	–	1	22
Acquisitions — (Note 31)	12	–	–	–	12
Disposals	–	(4)	–	–	(4)
Additions	–	44	34	24	102
At 31 December 2009	417	111	67	91	686

Amortisation and Impairment
At 1 January 2008	67	7	24	29	127
Exchange adjustment	(13)	(1)	(1)	(1)	(16)
Charge for the year	37	9	3	6	55
Impairment	14	–	–	–	14
Disposals	(2)	–	–	–	(2)
At 31 December 2008	103	15	26	34	178
Exchange adjustment	9	1	1	–	11
Charge for the year	34	13	8	5	60
Impairment	13	–	–	12	25
At 31 December 2009	159	29	35	51	274

Net book amounts
At 31 December 2009	258	82	32	40	412
At 31 December 2008	284	53	7	32	376

In 2009, the Group incurred $25m (2008 — $14m) of impairment charges against certain intangible assets arising from the acquisition of Osteobiologics Inc. and the pain management business.

15.	Investments

	2009 $ million	2008 $ million
At 1 January	7	9
Impairment	–	(2)
At 31 December	7	7

The investment is an available-for-sale investment of a non-controlling interest in an entity that holds mainly unquoted equity securities which by their very nature have no fixed maturity date or coupon rate. The fair value of the unquoted equity securities has been estimated using a discounted cash flow model. At year-end the Group assesses whether there is objective evidence that the investment is impaired. Any objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The impairment in 2008 was recognised directly in the income statement.

16.	Investments in Associates

The Group holds 49% of the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and 20% of the German entity Intercus GmbH. The following table summarises the financial position of the Group’s investment in these associates.

	2009 $ million	2008 $ million
Share of results of associates:
Revenue	10	11
Operating costs and taxation	(8)	(10)
Profit after taxation recognised in the income statement	2	1
Dividends paid	(1)	–
Net profit attributable to the Group	1	1
Investments in associates at 1 January	12	11
Investments in associates at 31 December	13	12

Investments in associates is represented by:
Assets	14	10
Liabilities	(5)	(2)
Net assets	9	8
Goodwill	4	4
	13	12

17.	Goodwill

	Notes	2009 $ million	2008 $ million
At 1 January		1,189	1,225
Exchange adjustment		20	(34)
Acquisitions	31	3	–
Impairment		(7)	–
Plus settlement	31	(112)	–
Adjustment to contingent consideration	31	–	(2)
At 31 December		1,093	1,189

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

Each of the Group’s operating segments represent a cash-generating unit and include goodwill as follows:

	2009 $ million	2008 $ million
Orthopaedics	562	661
Endoscopy	280	280
Advanced Wound Management	251	248
	1,093	1,189

In September 2009 and 2008 impairment reviews were performed by comparing the recoverable amount of each operating segment with its carrying amount, including goodwill. These are updated during December, taking into account significant events that occurred between September and December.

17.	Goodwill — (continued)

During the year, an impairment was made for the goodwill relating to the pain management business (contained within the Orthopaedics cash generating unit), which is held for sale.

For each cash generating unit (“CGU”) the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for five years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings. The five-year period is in line with the Group’s strategic planning process. The growth rates used over the five year period for the Orthopaedics business vary up to 8% (2008 — 10%), for the Endoscopy business up to 9% (2008 — 10%) and for the Advanced Wound Management business up to 8% (2008 — 12%).

The calculation of value-in-use for the three identified CGUs is most sensitive to discount and growth rates as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Orthopaedics business is 11% (2008 — 12%), for the Endoscopy businesses it is 12% (2008 — 12%) and for the Advanced Wound Management business it is 9% (2008 — 10%).

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

Specific considerations and strategies taken into account in determining the sales growth and trading margin for each CGU are:

•

Orthopaedics — In the Orthopaedic CGU management intends to deliver growth through continuing to focus on the customer, high quality customer service, and innovative product development, and through continuing to improve efficiencies.

•

Endoscopy — It is management’s intent to maintain and grow this CGU as the leading provider of endoscopic techniques and technologies for joint and ligament repair. This is driven partly through the growing acceptance of Endoscopy as a preferred surgical choice amongst physicians and patients, product innovation, high quality customer service, and supporting surgeon educational programmes.

•

Advanced Wound Management — Management intends to develop this CGU by focusing on the higher added value sectors of exudate and infection management through improved wound bed preparation, moist and active healing and negative pressure wound therapy, and by continuing to improve efficiency.

A growth rate of 4% (2008 — 4%) in pre-tax cash flows is assumed after five years in calculating a terminal value for the Group’s CGUs. Management considers this to be an appropriate estimate based on the growth rates of the markets in which the Group operates.

Capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This is approximately 8% (2008 — 8%) of annual revenue.

Management has considered the following sensitivities:

•

Growth of Market and Market Share — Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values.

•

Discount Rate — Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 31% for the Orthopaedics business, 37% for the Endoscopy business and 39% for the Advanced Wound Management business.

18.	Inventories

	2009 $ million	2008 $ million	2007 $ million
Raw materials and consumables	157	131	124
Work-in-progress	28	32	36
Finished goods and goods for resale	748	716	674
	933	879	834

In 2009 $92m (2008 — $69m, 2007 — $40m) was recognised as an expense resulting from the write down of excess and obsolete inventory. $nil (2008 — $nil, 2007 — $23m) of inventory is carried at fair value less costs to sell.

19.	Trade and Other Receivables

	2009 $ million	2008 $ million	2007 $ million
Trade receivables	843	826	797
Less: provision for bad and doubtful debts	(47)	(40)	(22)
Trade receivables — net (loans and receivables)	796	786	775
Current asset derivatives — forward foreign exchange contracts	13	38	1
Other receivables	71	73	74
Amounts owed by associates	2	2	1
Prepayments and accrued income	64	62	64
	946	961	915

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense (excluding the macrotextured claim) for the year was $33m (2008 — $30m, 2007— $23m). Amounts due from insurers in respect of the macrotextured claim of $128m (2008 — $124m, 2007— $114m) are included within other receivables and have been provided in full.

The Group manages credit risk through credit limits which require authorisation comensurate with the size of the limit and which are regularly reviewed. Credit limit decisions are made based on available financial information and the business case. Significant receivables are regularly reviewed and monitored at Group level. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Furthermore the Group’s principal customers are backed by government and public or private medical insurance funding, which represent a lower risk of default. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Group does not hold any collateral as security.

The amount of trade receivables that were past due but not impaired were as follows:

Past due not more than three months	202	242	186
Past due more than three months and not more than six months	56	47	42
Past due more than six months and not more than one year	46	41	51
Past due more than one year	80	91	78
	384	421	357
Neither past due or impaired	459	405	440
Provision for bad and doubtful debts	(47)	(40)	(22)
Trade receivables — net	796	786	775

19.	Trade and Other Receivables — (continued)

Movements in the provision for bad and doubtful debts were as follows:

	2009 $ million	2008 $ million	2007 $ million
At 1 January	40	22	16
Exchange adjustment	1	–	1
Receivables provided for during the year	33	30	23
Utilisation of provision	(27)	(12)	(18)
At 31 December	47	40	22
Trade receivables include amounts denominated in the following major currencies:
US Dollar	281	299	280
Sterling	55	52	68
Euro	280	273	272
Other	180	162	155
Trade receivables — net	796	786	775

Trade receivables in the amount of $20m (2008 — $23m, 2007— $7m) are under a factoring agreement with third parties. The arrangement does not qualify for de-recognition as the Group retains part of the credit risks — the associated liability amounts to $12m (2008 — $20m, 2007 — $7m) and is accounted for as a part of current payables.

20.	Cash and Borrowings

Net debt comprises borrowings and credit balances on currency swaps less cash and bank.

	Notes	2009 $ million	2008 $ million
Bank overdrafts and loans due within one year		45	115
Long-term borrowings		1,090	1,358
Borrowings		1,135	1,473
Cash and bank		(192)	(145)
Credit balances on currency swaps (current liability derivatives)	22	–	4
Net debt		943	1,332

20.	Cash and Borrowings — (continued)

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2009:
Bank loans	24	1	1,066	–	–	–	1,091
Bank overdrafts	18	–	–	–	–	–	18
Finance lease liabilities	3	3	3	3	2	12	26
	45	4	1,069	3	2	12	1,135
At 31 December 2008:
Bank loans	86	1	1	1,329	–	–	1,417
Bank overdrafts	23	–	–	–	–	–	23
Finance lease liabilities	5	4	3	3	2	14	31
Other loans	1	–	1	–	–	–	2
	115	5	5	1,332	2	14	1,473

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2009 $ million	2008 $ million
Secured bank overdrafts and loans	4	37
Secured long-term borrowings	24	28
Total amount of secured borrowings	28	65

Total net book value of assets pledged as security:
Trade receivables	–	31
Property, plant and equipment	28	34
	28	65

All currency swaps are stated at fair value. Gross US Dollar equivalents of $95m (2008 — $95m) receivable and $95m (2008 — $99m) payable have been netted and the difference of $nil (2008 — $4m) is reported as a credit balance on currency swaps. Currency swaps comprise foreign exchange swaps and were used in 2009 and 2008 to hedge intragroup loans.

Currency swaps mature as follows:

	Amount receivable	Amount payable
At 31 December 2009	$ million	Currency million
Within one year:
Australian Dollar	28	Aus$31
Japanese Yen	17	Yen1,500
Canadian Dollar	35	C$37
Swiss Franc	6	CHF6
New Zealand Dollar	1	NZ$1
	87

20.	Cash and Borrowings — (continued)

	Amount receivable	Amount payable
At 31 December 2009	Currency million	$ million
Sterling	£5	8

	Amount receivable	Amount payable
At 31 December 2008	$ million	Currency million
Australian Dollar	13	Aus$21
Euro	14	€10
Japanese Yen	15	Yen1,500
Canadian Dollar	17	C$22
Swiss Franc	12	CHF13
New Zealand Dollar	9	NZ$16
	80

	Amount receivable	Amount payable
At 31 December 2008	Currency million	$ million
Euro	€5	7
New Zealand Dollar	NZ$13	8
		15

Liquidity Risk Exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing.

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium term cash forecasts having regard to the maturities of investments and borrowing facilities.

Bank loans and overdrafts represent drawings under committed facilities of $2,503m and uncommitted facilities of $415m. The Group has undrawn committed facilities of $1,436m. In 2008 the Group had committed and uncommitted facilities of $2,512m and $340m respectively. Of the undrawn committed facilities, $1m expires within one year and $1,435m after two but within five years (2008 — undrawn committed facilities: $1,182m of which $10m expired within one year and $1,172m after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which is the same as fair value.

In May 2007, the Group entered into a committed $2,500m revolving multicurrency loan facility. This facility comprises a $1,000m 364 day facility which was extended into a term loan for a further four years in May 2008 by the giving of notice by the Group and a five year $1,500m revolving loan facility. The term loan and the drawings under the revolving facility are classified as borrowings due after one year. The margin payable over LIBOR on the borrowings and the term loan is 25 basis points. The commitment fee on the undrawn amount of the revolving facility is 7.5 basis points. The Group is subject to restrictive covenants under the facility agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt (excluding derivatives), EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of

20.	Cash and Borrowings — (continued)

each half year for the 12 months ending on the last day of the testing period. As of 17 March 2010, the Group was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2009:
Non-derivative financial liabilities:
Bank overdrafts and loans	48	7	1,069	–	1,124
Trade and other payables	547	–	–	–	547
Acquisition consideration	19	28	–	–	47
Finance lease liabilities	5	5	10	15	35
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts — outflow	1,033	–	–	–	1,033
Currency swaps/forward foreign exchange contracts — inflow	(1,023)	–	–	–	(1,023)
Interest rate basis swaps — gross outflow	10	–	–	–	10
Interest rate basis swaps — gross inflow	(5)	–	–	–	(5)
	634	40	1,079	15	1,768

At 31 December 2008:
Non-derivative financial liabilities:
Bank overdrafts and loans	135	27	1,369	–	1,531
Trade and other payables	544	–	–	–	544
Acquisition consideration	11	5	33	–	49
Finance lease liabilities	7	5	11	18	41
Other loans	1	1	1	–	3
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts — outflow	751	–	–	–	751
Currency swaps/forward foreign exchange contracts — inflow	(747)	–	–	–	(747)
Interest rate basis swaps — gross outflow	30	–	–	–	30
Interest rate basis swaps — gross inflow	(16)	–	–	–	(16)
	716	38	1,414	18	2,186

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

21.	Financial Instruments and Risk Management

Foreign Exchange Exposures

The Group operates in 32 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to limit the impact of foreign exchange movements on equity by holding liabilities where practical in the same currencies as the Group’s non US Dollar assets. These liabilities take the form of either borrowings or currency swaps. The Group designates a portion of foreign currency borrowings in non-operating units as net investment hedges. As at 31 December 2009, CHF261m (2008 — CHF331m) of Group borrowings and CHF6m (2008 — $nil) of currency swaps were designated as net investment hedges; the movement in the fair value of these hedges attributable to changes in exchange rates is recognised directly in reserves. The fair value of these hedges at 31 December 2009 was $252m (2008 — $311m). It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

Foreign exchange variations affect trading results in two ways. Firstly, on translation of overseas sales and profits into US Dollars and secondly, transactional exposures arising where some or all of the costs of sale are incurred in a different currency from the sale. The principal transactional exposures arise as the proportion of costs in US Dollars, Sterling and Swiss Francs exceed the proportion of sales in each of these currencies and correspondingly the proportion of sales in Euros exceeds the proportion of costs in Euros.

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are used normally to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within twelve months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further twelve month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2009, the Group had contracted to exchange within one year the equivalent of $933m (2008 — $652m).

Based on the Group’s borrowings as at 31 December 2009, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $52m (2008 — $78m). In respect of borrowings held in the same currency as the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $63m (2008 — $52m). Excluding borrowings designated as net investment hedges, the increase would be $37m (2008 — $21m), this increase would be fully offset by corresponding movements in group loan values.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2009 would have been $19m lower (2008 — $16m) which would be recognised through the hedging reserve. Similarly, if Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2009 would have been $19m higher (2008 — $19m).

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

Interest Rate Exposures

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Group uses floating to fixed interest swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest rate swaps match cash flows on the underlying borrowings so that there is

21.	Financial Instruments and Risk Management — (continued)

no net cash flow from movements in market interest rates on the hedged items. The Group had fixed future interest rates on borrowings totalling $515m at 31 December 2009 (2008 — $819m) for a period of one year.

Based on the Group’s borrowings as at 31 December 2009, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $4m (2008 — $5m). Excluding the impact of the Group’s interest rate hedges, the increase in the interest charge would be $9m (2008 — $13m). Similarly if interest rates were to increase by 100 basis points in all currencies, the fair value of the Group’s interest rate swaps would increase equity by $5m (2008 — $7m). A decrease in interest rates by 100 basis points in all currencies would have had an equal but opposite effect to the amounts shown above.

Credit Risk Exposures

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum “A” rating from one of the major ratings agencies. The financial exposure of counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Group does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk as the Group operates within a policy of counterparty limits designed to reduce exposure to any single counterparty.

The maximum credit risk exposure on derivatives at 31 December 2009 was $13m (2008 — $38m) being the gross debit fair value on forward foreign exchange contracts, interest rate swaps and currency swaps. The maximum credit risk exposure on cash and bank at 31 December 2009 was $192m (2008 — $145m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 19 of the Notes to the Group Accounts.

21.	Financial Instruments and Risk Management — (continued)

Currency and Interest Rate Profile of Interest Bearing Liabilities and Assets

In 2009, the Group entered into a series of interest rate swaps to fix the monthly interest payable on $515m (2008 — $819m) of the Group’s floating rate borrowings for a period of one year. The swaps are denominated in US Dollars, Euros and Swiss Francs. Short-term debtors and creditors are excluded from the following disclosures:

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2009:
US Dollar	462	–	462	292	170	2.5	2
Swiss Franc	257	6	263	93	170	0.8	1
Euro	306	–	306	105	201	1.8	1
Other	110	89	199	199	–	–	–
Total interest bearing liabilities	1,135	95	1,230	689	541

At 31 December 2008:
US Dollar	635	–	635	264	371	4.1	1
Swiss Franc	348	13	361	140	221	3.0	1
Euro	379	21	400	142	258	4.7	1
Other	111	65	176	176	–	–	–
Total interest bearing liabilities	1,473	99	1,572	722	850

$26m (2008 — $31m) of fixed rate liabilities relate to finance leases and $515m (2008 — $819m) relates to hedged borrowings under the $2,500m facility. In addition to the above, the Group has liabilities due for deferred acquisition consideration (denominated in US Dollars, Euro and Yen) totalling $46m (2008 — $47m) on which no interest is payable (see Note 22 of the Notes to the Group Accounts). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on short-term borrowings as at 31 December 2009 was 1% (2008 — 2%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million
At 31 December 2009:
US Dollars	41	87	128	128
Other	151	8	159	159
Total interest bearing assets	192	95	287	287

At 31 December 2008:
US Dollars	20	95	115	115
Other	125	–	125	125
Total interest bearing assets	145	95	240	240

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2009 or 31 December 2008.

21.	Financial Instruments and Risk Management — (continued)

Fair Value of Financial Assets and Liabilities

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

Forward foreign exchange contracts that are taken out as hedges are fair valued. These are regarded as Level 2 financial instruments measured at fair value. Level 2 financial investments are defined as: Valuation techniques for which all observable inputs have a significant effect on the recorded fair values, either directly or indirectly. The Group only has Level 2 financial instruments measured at fair value.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves.

As at 31 December 2009, the mark-to-market value of a derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. At 31 December 2009 and 31 December 2008, the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

22.	Payables

	Notes	2009 $ million	2008 $ million
Trade and other payables due within one year
Trade and other payables		547	544
Current liability derivatives — currency swaps	20	–	4
Current liability derivatives — forward foreign exchange contracts		24	34
Current liability derivatives — interest rate swaps		6	14
Acquisition consideration		19	11
		596	607

Other payables due after one year:
Acquisition consideration		27	36

Amounts falling due after more than one year are payable as follows: $27m in 2011 (2008 — $4m in 2010 and $32m in 2011). Trade payables are not interest bearing and are stated at their nominal value. Management consider that the carrying amount of trade payables approximates the fair value.

23.	Provisions

	Rationalisation and integration $ million	Liability $ million	Total $ million
At 1 January 2009	33	72	105
Exchange adjustment	(1)	–	(1)
Charge to income statement	17	24	41
Utilisation	(31)	(6)	(37)
At 31 December 2009	18	90	108

Provisions — due within one year	16	39	55
Provisions — due after one year	2	51	53
At 31 December 2009	18	90	108

Provisions — due within one year	23	31	54
Provisions — due after one year	10	41	51
At 31 December 2008	33	72	105

The principal provisions within rationalisation and integration provisions relate to the rationalisation of operational sites (mainly severance and legal costs) arising from the Earnings Improvement Programme, integration expenses relating to severance, legal and onerous leases arising from the acquisition of Plus and an onerous lease obligation on the exit from the tissue engineering operation. All provisions are expected to be substantially utilised within four years of 31 December 2009 and none are treated as financial instruments.

Included within the liability provision is $25m (2008 — $30m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 34 of the Notes to the Group Accounts). The remaining balance largely represents provisions for various litigation and patent disputes.

24.	Deferred Taxation

		2009 $ million	2008 $ million
Deferred tax assets		202	214
Deferred tax liabilities		(31)	(46)
Net position at 31 December		171	168
The movement in the year in the Group’s net deferred tax position was as follows:
	Notes	2009 $ million	2008 $ million
At 1 January		168	79
Exchange adjustment		4	(5)
Movement in income statement — current year		7	19
Movement in income statement — prior years		3	3
Acquisitions	31	1	1
Other intangible assets		(2)	–
Movement in other comprehensive income		(12)	71
Movement in shareholders equity		2	–
At 31 December		171	168

24.	Deferred Taxation — (continued)

Movements in the main components of deferred tax assets and liabilities were as follows:

Deferred tax assets:	Retirement benefit obligation $ million	Macro- textured claim $ million	Other $ million	Total $ million
At 1 January 2008	14	53	69	136
Exchange adjustment	–	–	(6)	(6)
Movement in income statement — current year	–	(1)	24	23
Movement in income statement — prior years	–	–	5	5
Movement in other comprehensive income	52	–	–	52
Acquisitions	–	–	1	1
Transfers	–	–	3	3
At 31 December 2008	66	52	96	214
Exchange adjustment	2	–	3	5
Movement in income statement — current year	(1)	–	2	1
Movement in income statement — prior years	1	–	3	4
Movement in other comprehensive income	(20)	–	–	(20)
Movement in shareholders equity	–	–	1	1
Acquisitions	–	–	1	1
Other intangible assets	–	–	(2)	(2)
Transfers	6	–	(8)	(2)
At 31 December 2009	54	52	96	202

The Group has unused tax losses of $25m (2008 — $34m) available for offset against future profits. A deferred tax asset has been recognised in respect of $1m (2008 — $5m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

Deferred tax liabilities:	Accelerated tax depreciation $ million	Intangible assets $ million	Other $ million	Total $ million
At 1 January 2008	(44)	(37)	24	(57)
Exchange adjustment	6	2	(7)	1
Movement in income statement — current year	(3)	4	(5)	(4)
Movement in income statement — prior years	–	–	(2)	(2)
Movement in other comprehensive income	–	–	19	19
Transfers	–	(3)	–	(3)
At 31 December 2008	(41)	(34)	29	(46)
Exchange adjustment	(1)	(2)	2	(1)
Movement in income statement — current year	2	2	2	6
Movement in income statement — prior years	5	(2)	(4)	(1)
Movement in other comprehensive income	–	–	8	8
Movement in shareholders equity	–	–	1	1
Transfers	–	2	–	2
At 31 December 2009	(35)	(34)	38	(31)

25.	Share Capital

	Ordinary Shares (20¢)		Deferred Shares (£1.00)		Total $ million
	‘000	$ million	‘000	$ million
Authorised
At 31 December 2007	1,223,591	245	50	–	245
At 31 December 2008	1,223,591	245	50	–	245
At 31 December 2009	1,223,591	245	50	–	245

Allotted, issued and fully paid
At 1 January 2007	943,483	189	50	–	189
Share options	4,025	1	–	–	1
At 31 December 2007	947,508	190	50	–	190
Share options	2,382	–	–	–	–
At 31 December 2008	949,890	190	50	–	190
Share options	1,131	–	–	–	–
At 31 December 2009	951,021	190	50	–	190

The deferred shares were issued in 2006 in order to comply with English Company law. They are not listed on any stock exchange and have extremely limited rights and effectively have no value. These rights are summarised as follows:

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

The Group considers the capital that it manages to be as follows:

	2009 $ million	2008 $ million	2007 $ million
Share capital	190	190	190
Share premium	382	375	356
Treasury shares	(794)	(823)	(637)
Retained earnings and other reserves	2,401	1,957	1,907
	2,179	1,699	1,816

26(a).	Share Based Payments — Share Options Plans

Employee Plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (“SAYE”) plan) is available to all employees in the UK employed by participating Group companies, subject to three months’ service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Canada, Denmark, Finland, Germany, Hong Kong, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Together all of the plans referred to above are termed the “Employee Plans”.

Employees in the US are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

Executive Plans

The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on 9 May 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on 15 May 1990), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan, the Smith & Nephew 2001 US Share Plan (adopted by shareholders on 4 April 2001) and the Smith & Nephew 2004 Executive Share Option Plan (adopted by shareholders on 6 May 2004) are together termed the “Executive Plans”.

Under the terms of the Executive Plans, the Remuneration Committee, consisting of non-executive directors, may approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) are to acquire ADSs or Ordinary Shares. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher (the market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant). For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. With the exception of options granted under the 2001 US Plan, the exercise of options granted from 1997 is subject to achievement of a performance condition. Options granted under the 2001 US Plan are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan is open to certain managers outside the US and the US Plan is open to certain managers in the US, Canada, Mexico and Puerto Rico. The 2004 Plan is open to executive directors only.

The maximum term of options granted, under all plans, is 10 years from the date of grant. All share option plans except for the Stock Appreciation Rights Plan (detailed on page 120) are settled in shares.

26(a).	Share Based Payments — Share Options Plans — (continued)

At 31 December 2009 23,383,000 (2008 — 21,681,000, 2007 — 21,028,000) options were outstanding under share option plans as follows:

	Number of shares Thousand	Range of option exercise prices Pence	Weighted average Exercise Price Pence
Employee Plans:
Outstanding at 1 January 2007	3,937	289.2 – 526.0	369.4
Granted	1,077	455.5 – 600.5	459.7
Forfeited	(470)	296.0 – 498.0	379.5
Exercised	(856)	289.2 – 526.0	353.0
Expired	(10)	296.0 – 348.0	335.8
Outstanding at 31 December 2007	3,678	296.0 – 600.5	397.9
Granted	906	507.0 – 640.0	509.3
Forfeited	(359)	296.0 – 581.0	408.7
Exercised	(633)	296.0 – 526.0	368.2
Expired	(59)	296.0 – 498.0	379.9
Outstanding at 31 December 2008	3,533	321.0 – 640.0	427.4
Granted	1,563	380.0 – 519.0	381.6
Forfeited	(680)	321.0 – 640.0	436.1
Exercised	(1,029)	321.0 – 507.0	362.7
Expired	(4)	321.0 – 600.5	427.9
Outstanding at 31 December 2009	3,383	348.0 – 640.0	422.7
Options exercisable at 31 December 2009	109	348.0 – 498.0	362.4
Options exercisable at 31 December 2008	168	321.0 – 526.0	398.3
Options exercisable at 31 December 2007	602	296.0 – 498.0	362.9

Executive Plans:
Outstanding at 1 January 2007	16,912	145.0 – 582.9	478.1
Granted	5,209	615.0 – 637.7	629.5
Forfeited	(1,618)	409.5 – 637.7	554.5
Exercised	(3,153)	145.0 – 514.0	340.0
Outstanding at 31 December 2007	17,350	145.0 – 637.7	525.0
Granted	5,129	465.5 – 680.5	615.1
Forfeited	(1,073)	409.5 – 637.5	559.5
Exercised	(2,696)	265.0 – 637.5	584.1
Expired	(562)	145.0 – 637.7	575.3
Outstanding at 31 December 2008	18,148	183.5 – 680.5	592.5
Granted	5,849	448.0 – 595.0	477.0
Forfeited	(1,348)	409.5 – 680.5	565.9
Exercised	(1,754)	183.5 – 637.8	428.3
Expired	(895)	185.8 – 574.5	492.8
Outstanding at 31 December 2009	20,000	265.0 – 637.5	547.1
Options exercisable at 31 December 2009	6,668	265.0 – 637.5	532.0
Options exercisable at 31 December 2008	5,049	183.5 – 672.5	593.2
Options exercisable at 31 December 2007	5,012	145.0 – 581.5	444.0

The weighted average remaining contractual life of options outstanding at 31 December 2009 was 5.9 (2008 — 5.8 years, 2007 — 4.9 years) years for Executive Plans and 2.7 (2008 — 1.7 years, 2007 — 2.5 years) years for Employee Plans.

26(a).	Share Based Payments — Share Options Plans — (continued)

			2009 pence	2008 pence	2007 pence
Weighted average share price			504.0	579.5	601.1
Options granted during the year were as follows:
	Options granted Thousand	Weighted average fair value per option at grant date Pence	Weighted average share price at grant date Pence	Weighted average exercise price Pence	Weighted average option life Years
Employee Plans	1,563	212.0	552.0	381.6	3.9
Executive Plans	5,849	147.9	480.5	477.0	6.8

The weighted average fair value of options granted under employee plans during 2008 was 192.0p (2007 — 195.9p) and those under executive plans during 2008 was 191.3p (2007 — 202.2p).

Options granted under the executive plans are valued using a binomial model. Options granted under employee plans are valued using the Black-Scholes option model as management considered that options granted under these plans are exercised within a short period of time after the vesting date. Options granted under each plans are valued separately and a weighted average fair value calculated.

The binomial model was used for executive plans so that proper allowance is made for the possibility of early exercise. At the 2009 grant management expected 95% of the options granted under the 2001 Executive Scheme to vest (2008 — 95%, 2007 — 95%) and 60% of the 2004 Executive Scheme to vest (2008 — 60%, 2007 — 60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee plans			Executive plans
	2009	2008	2007	2009	2008	2007
Dividend yield (%)	1.5	1.0	1.0	1.5	1.0	1.0
Expected volatility (%) (i)	30.0	25.0	23.0	30.0	25.0	23.0
Risk free interest rate (%) (ii)	3.3	4.5	5.0	3.3	4.5	5.0
Expected life in years (iii)	3.9	3.9	4.0	6.8	6.5	6.3

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Plan’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2008 — 5%, 2007 — 5%) of Executive Plan option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2008 — 50%, 2007 — 50%) of Executive Plan option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the 2004 Plan and 25% for the 2001 Plans (2008 — 50% for the 2004 Plan and 25% for the 2001 Plans, 2007 — 50% for the 2004 Plan and 25% for the 2001 Plans).

26(a).	Share Based Payments — Share Options Plans — (continued)

Summarised information about options outstanding under the share option plans at 31 December 2009 is as follows:

	Number outstanding Thousand	Weighted average remaining contract life Years
Employee Plans:
348.0p to 504.0p*	2,690	2.7
504.0p* to 640.0p	693	2.6
	3,383	2.7

Executive Plans:
265.0p to 504.0p*	6,588	7.3
504.0p* to 637.5p	13,412	5.2
	20,000	5.9
*	The split has been determined based on the weighted average share price of 504.0p.

72,669 (2008 — 85,135, 2007 — 163,823) options remain outstanding under the 1999 and 2000 Stock Appreciation Rights Plan and at 31 December 2009 these have a fair value liability of $nil (2008 — $nil, 2007 — $1m) which is materially the same as intrinsic value.

26(b).	Share Based Payments — Long-Term Incentive Plans

In 2004, a new share based incentive plan was introduced for executive directors, executive officers and the next level of senior executives, which replaced the Long-term Incentive Plan (LTIP). The plan includes a Performance Share Plan (“PSP”) and a Bonus Co-Investment Plan (“CIP”).

Vesting of the PSP award shares is dependent upon performance relative to the FTSE 100 and an index based on major international companies in the medical devices industry.

Under the CIP, participants could elect to use up to a maximum of one-half of their annual bonus to purchase shares. If the shares are held for three years and the Group’s EPSA growth targets are achieved participants receive an award of matching shares for each share purchased.

From 2009, the CIP was replaced by the Deferred Bonus Plan. This plan is designed to encourage executives to build-up and maintain a significant shareholding in the Company. Under the plan, up to one third of any bonus earned at target level or above by an eligible employee will be compulsorily deferred into shares which vest, subject to continued employment, in equal annual tranches over three years (i.e. one third each year). No further performance conditions will apply to the deferred shares.

The fair values of awards granted under long term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long term incentive plans is nil. The PSP contains vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 30% (2008 — 15%, 2007 — 20%) has been assumed with the constituents of the group. A correlation of 30% (2008 — 15%, 2007 — 20%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 26 (a) of the Notes to the Group Accounts.

26(b).	Share Based Payments — Long-Term Incentive Plans — (continued)

At 31 December 2009 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

Number of shares in thousands	PSP	CIP	Deferred Bonus Plan	Total
Outstanding at 1 January 2007	2,979	796	–	3,775
Awarded	1,793	320	–	2,113
Vested	–	(235)	–	(235)
Forfeited	(1,449)	(121)	–	(1,570)
Outstanding at 31 December 2007	3,323	760	–	4,083
Awarded	1,588	384	–	1,972
Vested	(135)	(89)	–	(224)
Forfeited	(959)	(305)	–	(1,264)
Outstanding at 31 December 2008	3,817	750	–	4,567
Awarded	2,372	–	305	2,677
Vested	(334)	(99)	(7)	(440)
Forfeited	(975)	(206)	(6)	(1,187)
Outstanding at 31 December 2009	4,880	445	292	5,617

The weighted average remaining contractual life of awards outstanding at 31 December 2009 was 1.8 years (2008 — 1.5 years, 2007 — 1.3 years) for the PSP, 0.7 years (2008 — 1.3 years, 2007 — 1.2 years) for the CIP and 2.2 years for the Deferred Bonus Plan.

26(c).	Share Based Payments — Charge to Income Statement

The expense charged to the income statement for share based payments is as follows:

	2009 $ million	2008 $ million	2007 $ million
Granted in current year	2	4	9
Granted in prior years	16	20	14
Total share based expense for the year	18	24	23

Under the Executive Plans, PSP and CIP the number of Ordinary Shares over which options may be granted is limited so that the number of Ordinary Shares issued or that may be issued during the ten years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all share plans operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

27.	Treasury Shares

In February 2007, the Group commenced a share buy back programme of up to $1.5 billion over an initial two years. This followed an assessment of the medium term capital needs of the Group, both internally and for acquisitions whereby management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. Shares bought back are held in treasury. In November 2008 the Board reviewed the programme in the light of current conditions in the financial markets and decided to suspend the share buy-back programme.

During 2008 16,285,200 (2007 — 51,955,000) Ordinary Shares were purchased at a cost of $193m (2007 — $640m). No Ordinary Shares were purchased during 2009. During 2009, 1,100,000 (2008 — 935,000, 2007 — 305,000)) Ordinary Shares were transferred out of treasury, at their weighted average cost, to the Smith & Nephew Employees’ Share Trust. Shares totalling 805,000 (2008 — 365,000) were transferred out of treasury following the exercise of the International UK and SAYE share options leaving 64,730,000 shares (2008 — 66,635,000, 2007 — 51,650,000) in treasury at 31 December 2009.

Treasury shares represent the holding of the Parent Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust (Note 28 of the Notes to the Group Accounts) and the shares bought back as part of the share buy-back programme.

28.	Smith & Nephew Employees’ Share Trust

	2009	2008
	$ million	$ million
At 1 January	7	1
Shares transferred from treasury	14	13
Shares transferred to group beneficiaries	(20)	(7)
At 31 December	1	7

The Smith & Nephew 2004 Employees’ Share Trust was established to hold shares relating to the long-term incentive plans referred to in the “Directors’ Remuneration Report”. Holdings of the Parent Company’s Own Shares in respect of the Trust are disclosed in Note 27 of the Notes to the Group Accounts. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Parent Company. The cost of the Trust is charged to the income statement as it accrues. A partial dividend waiver is in place in respect of those shares held under the long-term incentive plans. The trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid. During the year the Smith & Nephew Employees Share Trust, principally dealing with the now closed Long-Term Incentive Plan, was wound down.

At 31 December 2009, the Trusts held 0.1m (2008 — 0.5m) Ordinary Shares at an aggregate cost of $1m (2008 — $7m). Nil shares (2008 — 0.1m), with an original cost of $nil (2008 — $0.1m), have vested and are held under option for the benefit of directors and employees. Shares totalling 0.1m (2008 — 0.5m), at an aggregate cost of $1m (2008 — $7m), are included within equity on the Group balance sheet and shareholders’ funds on the Parent Company balance sheet. The market value of these shares at 31 December 2009 was $1m (2008 — $3m).

29.	Cash Flow Statement

Analysis of (Net Debt)/Net Cash

				Borrowings
	Notes	Cash	Overdrafts	due within one year	due after one year	Loan Notes	Net currency swaps	Total
		$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2007		346	(55)	(47)	(15)	(17)	(2)	210
Net cash flow		(185)	(5)	(1,201)	106	17	14	(1,254)
Facility fee (ii)		–	–	(6)	–	–	–	(6)
New finance leases		–	–	(1)	(6)	–	–	(7)
Acquisitions	31	–	–	(62)	(119)	–	–	(181)
Exchange adjustment		9	(1)	(64)	(2)	–	(14)	(72)
At 31 December 2007		170	(61)	(1,381)	(36)	–	(2)	(1,310)
Net cash flow		(16)	34	49	(80)	–	(5)	(18)
Other non-cash changes (i)		–	–	1,248	(1,248)	–	–	–
Facility fee (ii)		–	–	–	2	–	–	2
Exchange adjustment		(9)	4	(8)	4	–	3	(6)
At 31 December 2008		145	(23)	(92)	(1,358)	–	(4)	(1,332)
Net cash flow		38	6	66	288	–	12	410
Exchange adjustment		9	(1)	(1)	(20)	–	(8)	(21)
At 31 December 2009		192	(18)	(27)	(1,090)	–	–	(943)

(i)	Non-cash changes comprise transfers between categories of borrowings following the Group exercising its option to extend the term of its revolving multicurrency loan facilities (see Note 20 of the Notes to the Group Accounts).
(ii)	In 2007 the facility fee of $6m was recognised as a prepayment and charged to income on a straight line basis over the term of the facility. During 2008 $2m of this prepayment was reclassified as borrowings following the term out of the loan.

29.	Cash Flow Statement — (continued)

Reconciliation of Net Cash Flow to Movement in (Net Debt)/Net Cash

	Notes	2009	2008	2007
		$ million	$ million	$ million
Change in cash net of overdrafts in the year		44	18	(190)
Settlement of currency swaps		12	(5)	14
Change in borrowings (including Loan Notes)		354	(31)	(1,078)
Change in net debt from net cash flow		410	(18)	(1,254)
New finance leases		–	–	(7)
Facility fee paid		–	2	(6)
Borrowings and finance leases acquired on acquisition	31	–	–	(181)
Exchange adjustment		(21)	(6)	(72)
Change in net debt in the year		389	(22)	(1,520)
Opening (net debt)/net cash		(1,332)	(1,310)	210
Closing net debt		(943)	(1,332)	(1,310)

Cash and Cash Equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.

	2009	2008	2007
	$ million	$ million	$ million
Cash at bank and in hand	192	145	170
Bank overdrafts	(18)	(23)	(61)
Cash and cash equivalents	174	122	109

30.	Currency Translation

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	Average rates
	2009	2008	2007
Sterling	1.56	1.84	2.00
Euro	1.39	1.46	1.37
Swiss Franc	0.92	0.92	0.83

	Year-end rates
	2009	2008	2007
Sterling	1.61	1.44	1.99
Euro	1.43	1.39	1.46
Swiss Franc	0.97	0.94	0.88

31.	Acquisitions

2009

Plus Orthopedics Holdings AG

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159m. As part of the agreement the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement as well as resolving the contractual price adjustments.

Nucryst Pharmaceuticals, Corp.

On 22 December 2009, the Group acquired substantially all of the assets and liabilities of Nucryst Pharmaceuticals, Corp, which manufactures and licences exclusively to the Group our range of ACTICOAT products, using its nanocrystalline silver technology, SILCRYST.

31.	Acquisitions — (continued)

Under the agreement the Group acquired the manufacturing assets from Nucryst’s operations in Canada and intellectual property rights relating to the nanocrystalline silver technology used in the manufacture of ACTICOAT product range. Nucryst has manufactured ACTICOAT products for Smith & Nephew since the Group’s acquisition of the product right in 2001.

	Pre-acquisition carrying amounts	Provisional fair value adjustments	Fair value to Group reported in 2009
	$ million	$ million	$ million
Property, plant and equipment	10	(4)	6
Intangible assets — acquisition intangibles	–	12	12
Inventories	4	–	4
Trade and other payables	(1)	–	(1)
Deferred taxation	–	1	1
Net assets	13	9	22
Goodwill on acquisition			3
Cost of acquisition			25

Discharged by:
Cash			25

Management believes that goodwill represents the value of the workforce and synergies that are expected to arise from the combined group.

As the Group was the only material customer of Nucryst Pharmaceuticals, Corp., no contribution to revenue was achieved in 2009. The post-acquisition contribution to attributable profit for 2009 was immaterial.

2008

The aggregate impact of acquisitions that occurred during 2008 is set out below. The acquisitions primarily relate to minority interest and distributor buyouts, as a result of the Plus acquisition concluded in 2007. There is no material difference between the fair value and book value of the net assets acquired.

$ million
Deferred taxation	1
Intangible assets	1
Assets acquired	2
Goodwill (i)	(2)
Cost of acquisition	–

Discharged by
Cash	2
Deferred consideration (i)	(2)
–

(i)	Relating to the reversal of goodwill allocated previously on the basis of contingent consideration.

31.	Acquisitions — (continued)

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

	Pre-acquisition carrying amounts	Provisional fair value adjustments	Fair value to Group reported in 2007	Final fair value adjustments	Fair value to Group reported in 2008
	$ million	$ million	$ million	$ million	$ million
Property, plant and equipment	81	(2)	79	(1)	78
Intangible assets — acquisition intangibles	–	240	240	(27)	213
Intangible assets — other	10	(8)	2	–	2
Investment in associates	6	4	10	–	10
Deferred taxation assets	19	(19)	–	–	–
Inventories	106	66	172	(3)	169
Trade and other receivables	128	–	128	15	143
Loans and borrowings	(181)	–	(181)	–	(181)
Deferred taxation liabilities	(4)	(34)	(38)	7	(31)
Retirement benefit obligation	(6)	(16)	(22)	–	(22)
Trade and other payables	(125)	(4)	(129)	(16)	(145)
Net assets	34	227	261	(25)	236
Equity attributable to minority interests (i)			(4)	–	(4)
Goodwill on acquisition			463	25	488
Cost of acquisition			720	–	720

Discharged by:
Cash			726	–	726
Cash acquired in Plus			(18)	–	(18)
Costs associated with acquisition			12	–	12
			720	–	720

(i)	The pre acquisition carrying amount of the equity attributable to minority interests was $4m.

Management believes that goodwill represents the value of the workforce, the existing European corporate structure and synergies that are expected to arise from the combined group.

In 2007, from the date of acquisition on 31 May 2007, Plus products contributed $200m to revenue. It was not practical to calculate Plus’ contribution to attributable profit in 2007, since its acquisition by the Group, as significant integration had occurred during the year.

31.	Acquisitions — (continued)

As part of the acquisition of Plus, the Group assumed the following minority interests which were previously minority interests under the Plus Group:

Minority Interests Acquired	Country	% acquired
Plus Orthopedics Italy Srl (iv)	Italy	10%
XMedica Srl (iv)	Italy	10%
Plus Orthopedics Netherlands BV (iv)	Netherlands	49%
Plus Orthopedics Hellas S.A. (iv)	Greece	10%
LifeTek LLC (i) (ii)	US	10%
Biograft de Mexico, S.A. de C.V. (i)	Mexico	12.7%
Endoplant GmbH (iv)	Germany	6%
Plus Orthopedics GmbH (ii)	Germany	4%
Endocare Medizinische Geräte Vertriebs — GmbH (iii)	Germany	23.2%

(i)	The minority interests in LifeTek LLC and Biograft de Mexico, S.A. de C.V. were disposed of in November 2008 generating a loss of $0.6m.
(ii)	These companies were consolidated with no related minority interest due to deferred purchase consideration agreement.
(iii)	Still held at 31 December 2009.
(iv)	Acquired post acquisition.

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

BlueSky Medical Group, Inc

On 10 May 2007, the Group acquired 100% of the issued share capital of BlueSky Medical Group Inc., (“BlueSky”) for an initial payment of $15m with further milestone payments related to revenues and other events. The company has developed products for treating chronic wounds using negative pressure wound therapy and markets a range of negative pressure pumps and wound dressing kits. This was integrated into the Group’s Advanced Wound Management business segment. BlueSky’s assets and liabilities were included in the Group’s balance sheet at fair value at the date of acquisition as follows:

	Pre-acquisition carrying amounts	Fair value adjustments	Fair value to Group
	$ million	$ million	$ million
Intangible assets — acquisition intangibles	–	26	26
Inventories	2	–	2
Trade and other receivables	1	–	1
Trade and other payables	(3)	–	(3)
Deferred taxation liabilities	–	(10)	(10)
Net assets	–	16	16
Goodwill on acquisition			34
Cost of acquisition			50

Discharged by:
Cash			15
Costs associated with acquisition			1
Present value of probable milestone payments			34
			50

In addition to the cash consideration of $15m the Group was committed to paying future milestone payments on the achievement of certain events. As at the date of acquisition, the Group assessed the present value of the probable milestone payments to be $34m.

31.	Acquisitions — (continued)

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

32.	Assets held for sale

The Group held the following assets as held for sale:

	2009	2008
	$ million	$ million
Property, plant and equipment	8	–
Inventory	6	–
	14	–

As part of the Earnings Improvement Programme, the Group closed the Largo Manufacturing site. The related freehold property is being held for disposal, which is expected in 2010. The property is valued at the net realisable value less any costs to sell.

The Group has committed to the disposal of its pain management business at 31 December 2009, which is expected to be completed in 2010. The related goodwill and intangible assets have been impaired by $19m to their estimated net realisable value. As part of this disposal, inventory to the value of $6m is being held for sale.

33.	Financial Commitments

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $7m (2008 — $27m).

The Group is contractually committed to four milestone payments, which total $60m (2008 — $60m), related to the US approval and commercialisation of DUROLANE which may become payable under the terms of the agreement with Q-MED AB signed in June 2006.

33.	Financial Commitments — (continued)

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2009	2008
	$ million	$ million
Land and buildings:
Within one year	28	26
After one and within two years	20	16
After two and within three years	17	12
After three and within four years	12	8
After four and within five years	11	6
After five years	17	17
	105	85

Other assets:
Within one year	25	21
After one and within two years	18	15
After two and within three years	6	7
After three and within four years	2	2
	51	45

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2009	2008
	$ million	$ million
Within one year	5	7
After one and within two years	5	5
After two and within three years	4	4
After three and within four years	3	4
After four and within five years	3	3
After five years	15	18
Total minimum lease payments	35	41
Discounted by imputed interest	(9)	(10)
Present value of minimum lease payments	26	31

Present value of minimum lease payments can be split out as: $3m (2008 — $5m) due within one year, $11m (2008 — $12m) due between one to five years and $12m (2008 — $14m) due after five years.

34.	Contingencies

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as detailed below, management believes none of them will result in a material adverse effect on the financial position of the Group. The Group accrues for outcomes that are deemed to be probable and can be reasonably estimated. There is no assurance that losses will not exceed accruals or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost to date related to this matter in approximately $210m. The Group has sought recovery from its insurers.

To date the primary insurance carrier has paid $60m in full settlement of its policy liability. An additional $22m was received from a successful legal settlement. At 31 December 2009, at least $128m remains due, and the Group has sought coverage from five excess insurance carriers. However, these excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in federal district court in Memphis, Tennessee, and hearing is expected to commence in late 2010 or early 2011.

34.	Contingencies — (continued)

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $25m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, however, there can be no assurance on this point.

In September 2007, the SEC notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (“FCPA”) in connection with the sale of products in certain foreign countries. The US Department of Justice subsequently joined the SEC’s request. The Group is cooperating fully with the US Department of Justice and the SEC regarding these matters, has conducted a broader review on its own initiative, and has disclosed to them information indicating that at least one independent distributor of our products may have made payments that could have FCPA implications. The Group is engaged in discussions to resolve these matters, but we cannot predict the outcome of the investigation.

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and, in some cases, breach of licence agreement. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

35.	Retirement Benefit Obligations

The Group’s retirement benefit obligation comprises:

	2009	2008
	$ million	$ million
Funded Plans:
UK Plan	134	100
US Plan	109	157
Other Plans (i)	28	46
	271	303
Unfunded Plans:
Other Plans (i)	22	19
Retirement Healthcare	29	28
	322	350

(i)	The analysis in this note for “Other Plans” combines both the funded and unfunded retirement benefit obligations.

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

Defined benefit plans provide employees with an entitlement to retirement benefits varying between 1.3% and 66.7% of final salary on attainment of retirement age. The level of entitlement is dependent on the years of service of the employee.

35.	Retirement Benefit Obligations — (continued)

The present value of the defined benefit obligation and the related current service cost are measured using the projected unit method. Under the projected unit method, the current service cost will increase as the members of the defined benefit plans approach retirement. The principal actuarial assumptions used by the independent qualified actuaries in valuing the major plans in the United Kingdom (“UK Plan”), the United States (“US Plan”) and all other plans (“Other Plans”) including a breakdown of the pension costs charged to income are as follows:

Principal actuarial assumptions:

	2009	2008	2007
	% per annum
UK Plan:
Discount rate	5.7	6.1	5.8
Expected return on plan assets (i)	6.4	6.5	6.5
Expected rate of salary increases	5.6	5.2	5.3
Future pension increases	3.6	3.2	3.3
Inflation	3.6	3.2	3.3
Life expectancy of male aged 60 (in years)	28.1	28.6	28.4
Life expectancy of male aged 60 in 20 years time (in years)	31.3	31.9	31.7

US Plan:
Discount rate	6.0	5.9	6.5
Expected return on plan assets (i)	7.5	8.2	8.2
Expected rate of salary increases	4.7	5.0	5.0
Future pension increases	Nil	Nil	Nil
Inflation	2.7	2.7	2.7
Life expectancy of male aged 60 (in years)	23.0	23.0	23.0
Life expectancy of male aged 60 in 20 years time (in years)	25.8	25.8	25.8

Other Plans:
Discount rate (ii)	4.6	3.5	4.3
Expected return on plan assets (i) (ii)	5.0	5.2	4.9
Expected rate of salary increases (ii)	3.3	2.2	3.4
Future pension increases (ii)	1.9	0.8	1.4
Inflation (ii)	1.0	1.0	2.0

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

35.	Retirement Benefit Obligations — (continued)

Pension costs (including retirement healthcare):

	2009	2008	2007
	$ million	$ million	$ million
Current service cost — employer’s portion	26	29	30
Other finance cost	61	66	56
Expected return on assets in the plan	(48)	(66)	(65)
Net defined benefit pension costs	39	29	21
Net defined contribution pension costs	25	24	21
Total pension costs charged to profit before taxation	64	53	42

Actuarial gains/(losses) recognised in Group Statement of Comprehensive Income:

Experience gains/(losses) in pension scheme assets	71	(236)	15
Experience gains on scheme liabilities	17	1	–
(Losses)/gains due to changes in assumptions underlying scheme liabilities	(47)	20	(37)
	41	(215)	(22)

Of the $64m (2008 — $53m, 2007 — $42m) net cost for the year, $51m (2008 — $53m, 2007 — $51m) was charged to operating profit. The interest cost and expected return on plan assets are reported as other finance costs. Actuarial gains of $41m (2008 — loss of $215m, 2007 — loss of $22m) were reported in the statement of other comprehensive income making the cumulative charge to date $259m (2008 — $295m, 2007 — $80m).

The contributions made in the year in respect of defined benefit plans were: UK Plan $19m (2008 — $23m, 2007 — $20m); US Plan $14m (2008 — $11m, 2007 — $11m); and Other Plans $8m (2008 — $9m, 2007 — $8m). The agreed contributions for 2010 in respect of the Group’s defined benefit plans are: $40m for the UK (including $30m of supplementary payments), $20m for the US plan and $7m for other defined benefit plans.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2009 there were nil outstanding payments due to be paid over to the plans (2008 — nil, 2007 — nil).

35.	Retirement Benefit Obligations — (continued)

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	%	$million	%	$million	%	$million
31 December 2009
Equities	7.7	310	8.7	161	7.1	29
Bonds	4.7	203	4.2	68	4.1	34
Property	6.2	16	–	–	5.0	5
Other	4.1	5	3.3	5	5.3	19
Market value of assets		534		234		87
Present value of defined benefit obligations		(668)		(343)		(137)
Deficit: non-current liability recognised in the balance sheet		(134)		(109)		(50)

31 December 2008
Equities	7.9	228	9.3	123	7.0	27
Bonds	4.7	165	5.5	54	4.2	25
Property	6.2	16	–	–	4.5	5
Other	4.4	7	3.9	3	3.7	19
Market value of assets		416		180		76
Present value of defined benefit obligations		(516)		(337)		(141)
Deficit: non-current liability recognised in the balance sheet		(100)		(157)		(65)

The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans as at 31 December for the last two years:

	UK Plan		US Plan		Other Plans
	2009	2008	2009	2008	2009	2008
	%	%	%	%	%	%
Asset Category:
Equity securities	58	55	69	68	33	35
Debt securities	38	39	29	30	39	33
Property	3	4	–	–	6	7
Other	1	2	2	2	22	25
Total	100	100	100	100	100	100

35.	Retirement Benefit Obligations — (continued)

A reconciliation of the present value of defined benefit obligations is shown in the following tables:

	UK Plan	US Plan	Other Plans	Retirement Healthcare	Total
	$ million	$ million	$ million	$ million	$ million
Present value of defined benefit obligations at 1 January 2008	753	283	145	30	1,211
Current service cost	12	8	9	–	29
Other finance cost	40	18	6	2	66
Experience (gains)/losses on plan liabilities	(1)	5	(5)	–	(1)
(Gains)/losses on change of assumptions	(62)	31	9	2	(20)
Plan participant contributions	3	–	2	–	5
Benefits paid	(27)	(8)	(22)	(2)	(59)
Exchange adjustment	(202)	–	(3)	(4)	(209)
Present value of defined benefit obligations at 1 January 2009	516	337	141	28	1,022
Current service cost	8	9	9	–	26
Settlements to members	–	–	(3)	–	(3)
Other finance cost	34	20	6	1	61
Experience gains on liabilities	(10)	–	(7)	–	(17)
Losses/(gains) on change of assumptions	73	(14)	(11)	(1)	47
Plan participant contributions	2	–	3	–	5
Benefits paid	(22)	(9)	(11)	(1)	(43)
Exchange adjustment	67	–	10	2	79
Present value of defined benefit obligations at 31 December 2009	668	343	137	29	1,177
A reconciliation of the fair value of plan assets is shown in the following tables:

	UK Plan	US Plan	Other Plans	Retirement Healthcare	Total
	$ million	$ million	$ million	$ million	$ million
Fair value of plan assets at 1 January 2008	673	256	98	–	1,027
Expected return on plan assets	39	21	6	–	66
Experience losses on plan assets	(126)	(100)	(10)	–	(236)
Plan participant contributions	3	–	2	–	5
Company contributions	23	11	9	–	43
Benefits paid	(27)	(8)	(22)	–	(57)
Exchange adjustment	(169)	–	(7)	–	(176)
Fair value of plan assets at 1 January 2009	416	180	76	–	672
Expected return on plan assets	29	15	4	–	48
Settlements to members	–	–	(3)	–	(3)
Experience gains on plan assets	36	34	1	–	71
Plan participant contributions	2	–	3	–	5
Company contributions	19	14	8	–	41
Benefits paid	(22)	(9)	(11)	–	(42)
Exchange adjustment	54	–	9	–	63
Fair value of plan assets at 31 December 2009	534	234	87	–	855

35.	Retirement Benefit Obligations — (continued)

The history of experience adjustments is as follows:

	Present value of			Experience losses/(gains) on plan liabilities		Experience gains/(losses) on plan assets
	Defined benefit obligations	Fair value of plan assets	Deficit in plan	Amount — gain/ (loss)	Percentage of plan liabilities	Amount — gain/ (loss)	Percentage of plan assets
	$ million	$ million	$ million	$ million	%	$ million	%
At 31 December 2009:
UK Plan	(668)	534	(134)	10	2	36	7
US Plan	(343)	234	(109)	–	–	34	15
Other Plans	(137)	87	(50)	7	5	1	1
At 31 December 2008:
UK Plan	(516)	416	(100)	1	–	(126)	30
US Plan	(337)	180	(157)	(5)	1	(100)	56
Other Plans	(141)	76	(65)	5	4	(10)	13
At 31 December 2007:
UK Plan	(753)	673	(80)	–	–	8	1
US Plan	(283)	256	(27)	1	–	(5)	2
Other Plans	(145)	98	(47)	(1)	1	12	12
At 31 December 2006:
UK Plan	(661)	617	(44)	15	2	20	3
US Plan	(295)	238	(57)	3	1	14	6
Other Plans	(60)	36	(24)	1	2	1	3
At 31 December 2005:
UK Plan	(559)	488	(71)	5	1	45	9
US Plan	(285)	196	(89)	2	1	–	–
Other Plans	(48)	27	(21)	1	2	2	7

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $2m (2008 — $3m, 2007 — $2m). The amount receivable at 31 December 2009 was $nil (2008 — $nil, 2007 — $nil).

Retirement Healthcare

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2009		2008		2007
	UK	US	UK	US	UK	US
	% per annum

Discount rate	5.7	6.0	6.1	5.9	5.8	6.5
Medical cost inflation	7.0	8.0	6.5	8.7	6.7	9.0

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2009 by more than $2m (2008 and 2007 — by more than $1m).

The assumed retirement healthcare cost trend for 2010 and thereafter is expected to be approximately 1.5% above the discount rate.

36.	Related Party Transactions

Trading Transactions

In the course of normal operations, the Group traded with its associates detailed in Note 16 of the Notes to the Group Accounts, from 31 May 2007. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2009 $ million	2008 $ million	2007 $ million
Sales to the associates	7	4	9
Purchases from the associates	4	4	3

All sale and purchase transactions occur on an arm’s length basis.

Key Management Personnel

The remuneration of executive officers (including non-executive directors) during the year is summarised below:

	2009 $ million	2008 $ million	2007 $ million
Short-term employee benefits	14	12	16
Share-based payment	6	9	7
Pension and post employment benefit entitlements	1	1	1
Termination benefits	–	1	2
	21	23	26

37.	Information About the Nature and Cost of Services Provided by Auditors

	2009 $ million	2008 $ million	2007 $ million
Audit services: Group accounts	1	1	1
Other services:
Local statutory audit pursuant to legislation	2	3	2
Other services pursuant to legislation	–	1	1
Taxation services:
Compliance services	1	1	1
Advisory services	1	2	2
Corporate finance transactions	–	1	1
Total auditors’ remuneration	5	9	8
Arising:
In the UK	2	5	5
Outside the UK	3	4	3
	5	9	8

38.	Principal Subsidiary Undertakings

The information provided below is given for principal trading and manufacturing subsidiary undertakings, all of which are 100% owned, in accordance with Section 410 of the Companies Act 2006. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew Orthopaedics GmbH	Medical Devices	Germany
Smith & Nephew Hellas SA	Medical Devices	Greece
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew BV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew Orthopaedics AG	Medical Devices	Switzerland

USA:
Smith & Nephew Inc.	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc.	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Co Limited	Medical Devices	China
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc.	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

PARENT COMPANY AUDITORS’ REPORT

Independent Auditors’ Report to the Members of Smith & Nephew plc

We have audited the parent company accounts of Smith & Nephew plc for the year ended 31 December 2009 which comprise the Parent company balance sheet and the related notes A to H. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement set out on page 76, the directors are responsible for the preparation of the parent company accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the accounts

An audit involves obtaining evidence about the amounts and disclosures in the accounts sufficient to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the accounts.

Opinion on accounts

In our opinion the parent company accounts:

•	give a true and fair view of the state of the company’s affairs as at 31 December 2009;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
•	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Directors’ Report for the financial year for which the accounts are prepared is consistent with the parent company accounts.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company accounts and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the group accounts of Smith & Nephew plc for the year ended 31 December 2009.

Leslie Clifford (Senior Statutory Auditor)

for and behalf of Ernst & Young LLP Statutory Auditor

London

18 March 2010

PARENT COMPANY BALANCE SHEET

	Notes	At 31 December
		2009 $ million	2008 $ million
Fixed assets:
Investments	C	3,598	3,598

Current assets:
Debtors	D	2,337	1,509
Cash and bank	E	3	5
		2,340	1,514
Creditors: amounts falling due within one year:
Borrowings	E	(8)	(2)
Other creditors	F	(1,086)	(228)
		(1,094)	(230)

Net current assets		1,246	1,284
Total assets less current liabilities		4,844	4,882

Creditors: amounts falling due after one year:
Borrowings	E	(1,065)	(1,131)
Total assets less total liabilities		3,779	3,751

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital	G	190	190
Share premium account	G	382	375
Capital reserve	G	2,266	2,266
Treasury shares	G	(794)	(823)
Exchange reserve	G	(52)	(52)
Profit and loss account	G	1,787	1,795
Shareholders’ funds		3,779	3,751

The accounts were approved by the Board and authorised for issue on 18 March 2010 and signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

NOTES TO THE PARENT ACCOUNTS

A.	General Information

Presentation of financial information

The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently its functional currency became the US Dollar. Financial information for prior periods was restated from Sterling into US Dollars in accordance with FRS 23, The Effects of Changes in Foreign Exchange Rates.

Share capital and share premium in comparative periods were translated at the rate of exchange on the date of redenomination.

B.	Accounting Policies

The separate accounts of the Parent Company are presented as required by the Companies Act 2006. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7, Financial Instruments: Disclosures, the Parent Company is exempt from FRS 29, Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 76 to 139.

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

B.	Accounting Policies — (continued)

Share Based Payments

The Parent Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

The disclosure relating to the Parent Company is detailed in Note 26 of the Notes to the Group accounts.

C.	Investments

$ million
At 1 January 2009 and 31 December 2009	3,598

Investments represent holdings in subsidiary undertakings.

The information provided below is given for the principal direct subsidiary undertakings, all of which are 100% owned and, in accordance with Section 410 of the Companies Act 2006, a full list will be appended to Smith & Nephew’s next annual return to Companies House.

Company Name	Activity	Country of operation and incorporation
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew (Overseas) Limited	Holding Company	England & Wales

Refer to Note 38 of the Notes to the Group accounts for the principal trading and manufacturing subsidiary undertakings of the Group.

D.	Debtors

	2009 $ million	2008 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,335	1,508
Prepayments and accrued income	2	1
	2,337	1,509

E.	Cash and Borrowings

	Notes	2009 $ million	2008 $ million
Bank loans and overdrafts due within one year or on demand		8	2
Bank loans due after one year		1,065	1,131
Borrowings		1,073	1,133
Cash and bank		(3)	(5)
Credit balances on derivatives — currency swaps	F	–	4
Net debt		1,070	1,132

All currency swaps are stated at fair value. Gross US Dollar equivalents of $95 (2008 — $95m) receivable and $95m (2008 — $99m) payable have been netted and the difference of $nil is reported as credit balances on currency swaps (2008 — $4m). Currency swaps comprise foreign exchange swaps and were used in 2009 and 2008 to hedge Intragroup loans.

F.	Other Creditors

	2009 $ million	2008 $ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,067	197
Other creditors	5	9
Current taxation	8	4
Credit liability derivatives — interest rate swaps	6	14
Credit liability derivatives — currency swaps	–	4
	1,086	228

G.	Equity and Reserves

	2009							2008
	Share Capital $ million	Share Premium $ million	Capital reserves $ million	Treasury Shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total share- holders funds $ million	Total share- holders funds $ million
At 1 January	190	375	2,266	(823)	(52)	1,795	3,751	1,674
Attributable profit for the year	–	–	–	–	–	113	113	66
Equity dividends paid in the year	–	–	–	–	–	(120)	(120)	(109)
Share-based payments recognised	–	–	–	–	–	18	18	24
Cost of shares transferred to beneficiaries	–	–	–	29	–	(19)	10	4
New shares issued on exercise of share options	–	7	–	–	–	–	7	19
Treasury shares purchased	–	–	–	–	–	–	–	(193)
Profit on disposal of subsidiary undertaking	–	–	–	–	–	–	–	2,266
At 31 December	190	382	2,266	(794)	(52)	1,787	3,779	3,751

Further information on the share capital of the Parent Company can be found in Note 25 of the Notes to the Group Accounts. The treasury shares purchased during the year of $nil (2008 — $193m) relate to the share buy-back programme detailed in Note 27 of the Notes to the Group accounts.

The total distributable reserves of the Parent Company are $941m (2008 — $920m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $113m (2008 — $66m).

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 37 of the Notes to the Group Accounts.

H.	Contingencies

	2009 $ million	2008 $ million
Guarantees in respect of subsidiary undertakings	27	221

The Company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Limited. In January 2006 the Company provided guarantees to the Trustees of the pension plans to support future amounts due from participating employers (see Note 35 of the Notes to the Group Accounts).

[THIS PAGE INTENTIONALLY LEFT BLANK]

INVESTOR INFORMATION

*	A graph showing total shareholder return can be found in the Directors’ Remuneration Report on page 73.

The report and financial statements, share and ADR price information, company presentations, the financial calendar, Corporate Governance Statement, contact details and other investor information on the Group are available in the ‘Investor Centre’ section of the Company’s website at www.smith-nephew.com.

SHAREHOLDER RETURN

Dividends

Dividend History

Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the “Selected Financial Data”, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004 the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy, from that of increasing dividends in line with inflation, to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company’s share capital into US Dollars the Board re-affirmed its policy of increasing the dividend by 10% a year in US Dollar terms.

Smith & Nephew has paid dividends on its Ordinary Shares in each year since 1937. An interim dividend in respect of each fiscal year is normally declared in August and paid in November. Up to 2004 a final dividend for each year was recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting. Following shareholder approval in December 2005, the directors may declare and pay interim dividends. The second interim dividend replaces the final dividend and is usually payable in May. In 2007, 2008 and 2009 shareholders received two interim dividends and are expected to receive two interim dividends in 2010.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

Dividends per share

The table below sets out the dividends per Ordinary share in the last five years.

	Years ended 31 December
	2009		2008	2007	2006	2005
Pence per share:
Interim	3.650		3.194	2.450	2.456	2.333
Second interim	6.488	(i)	6.194	4.059	3.789	3.889
Total	10.138		9.741	6.509	6.425	6.222

US cents per share:
Interim	6.067		5.511	5.011	4.556	4.067
Second interim	9.922		9.022	8.200	7.456	6.778
Total	15.989		14.533	13.211	12.012	10.845

(i)	Translated at the Noon Buying Rate on 17 March 2010.

Dividends above include the associated UK tax credit of 10%, but exclude the deduction of withholding taxes. All dividends, up to the second interim dividend for 2005, were declared in pence per Ordinary Share and translated into US cents per Ordinary Share at the Noon Buying Rate on the payment date. Since the second interim dividend for 2005 all dividends have been declared in US cents per Ordinary Share.

The 2009 second interim dividend will be payable on 12 May 2010.

The Ordinary Shares and ADSs will trade ex-dividend on both the London and New York Stock Exchanges respectively from 21 April 2010. In respect of the second interim dividend for the year ended 31 December 2009 of 8.93 US cents per Ordinary Share, the record date will be 23 April 2010 and the payment date will be 12 May 2010. The Sterling equivalent per Ordinary Share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 23 April 2010.

Share Prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s Ordinary Shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	Ordinary Shares		ADSs
	High £	Low £	High US$	Low US$
Year ended 31 December:
2005	5.58	4.52	52.83	40.26
2006	5.71	4.00	52.65	36.95
2007	6.50	5.33	67.84	51.54
2008	6.91	4.13	68.87	30.39
2009	6.42	4.20	51.38	30.57

Quarters in the year ended 31 December:
2008:
1st Quarter	6.91	5.77	67.35	57.09
2nd Quarter	6.91	5.39	68.57	50.69
3rd Quarter	6.68	5.20	60.08	51.55
4th Quarter	5.84	4.13	51.54	30.39

2009:
1st Quarter	5.53	4.22	39.63	30.57
2nd Quarter	4.84	4.20	38.91	31.00
3rd Quarter	5.66	4.39	46.93	35.82
4th Quarter	6.42	5.27	51.38	42.55

2010:
1st Quarter (to 17 March 2010)	6.97	6.25	53.23	48.98

Last Six Months:
September 2009	5.66	5.17	46.93	42.32
October 2009	5.56	5.27	45.12	42.55
November 2009	5.89	5.36	49.02	44.23
December 2009	6.42	5.92	51.38	48.34
January 2010	6.51	6.26	52.70	49.92
February 2010	6.74	6.25	52.45	48.98
March 2010 (to 17 March 2010)	6.97	6.71	53.23	50.88

INFORMATION FOR SHAREHOLDERS

Financial Calendar

Quarter One results and AGM	6 May 2010
Payment of 2009 second interim dividend	12 May 2010
Half year results announced	5 August 2010 (i)
Quarter Three results announced	5 November 2010
Payment of 2010 first interim dividend	November 2010
Full year results announced	February 2011 (i)
Annual Report available	March 2011
Annual General Meeting	April/May 2011

(i)	Dividend declaration dates.

Ordinary Shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2081 inside the UK*

Tel: +44 (0) 121 415 7072 outside the UK.

Website: www.shareview.co.uk

* Calls to this number are charged at 8p per minute from a BT landline; other telephony providers’ costs may vary.

Shareholder facilities:

•	Shareview

Equiniti’s online enquiry and portfolio management service for shareholders. To view information about your shareholdings online, register at www.shareview.co.uk. Once registered for Shareview, you will also be able to register your proxy instructions online and elect to receive future shareholder communications via the Company’s website (www.smith-nephew.com).

•	E-communications

In line with developing practice we encourage shareholders to elect to receive communications via email as this has significant environmental and cost benefits. Shareholders may register for this service through Equiniti, at www.shareview.co.uk. Shareholders will receive a confirmation letter from Equiniti at their registered address, containing an Activation Code for future use.

•	Payment of dividends direct to your bank or building society account

Shareholders who wish to avoid the risk of their dividend payments getting lost or mislaid can arrange to have their cash dividends paid directly to a bank or building society account. This facility is available to UK resident shareholders who receive sterling dividends. If you do not live in the UK you may be able to register for the overseas payment service. Further Information is available at www.shareview.co.uk or by contacting Equiniti (UK and overseas helpline numbers as above).

•	Dividend re-investment plan (DRIP)

The Company offers shareholders (except those in North America) the opportunity to participate in a DRIP. This enables shareholders to reinvest their cash dividends in further Ordinary shares of Smith & Nephew plc. These are purchased in the market at competitive dealing costs. For further details plus an application form to re-invest future dividends, contact Equiniti (as above).

•	Smith & Nephew corporate ISA

Shareholders who are UK residents are offered the opportunity to hold Smith & Nephew plc shares in an Individual Savings Account (ISA), which is administered by the Company’s registrar. For information about this service please contact Equiniti (as above).

Shareholder Communications

The Company makes Quarterly financial announcements which are made available through Stock Exchange announcements and on the Group’s website (www.smith-nephew.com). Copies of recent Annual Reports, Summary Financial Statements, press releases, institutional presentations and audio webcasts are also available on the website.

Following shareholder approval in 2007, the Company sends paper copies of the Annual Report only to those shareholders that have elected to receive shareholder documentation by post. ADS holders will also not receive a paper copy unless they have elected to do so. Electronic copies of the Annual Report and the Summary Annual Review, are available on the Group’s website at www.smith-nephew.com. Both Ordinary shareholders and ADS holders can request paper copies of the Annual Report and Summary Annual Review, which the Company provides free of charge. The Company will continue to send to Ordinary shareholders by post the notice of the Annual General Meeting and an accompanying letter. The letter states that the Annual Report is available on the Group’s website. Shareholders who elect to receive the notice of Annual General Meeting electronically are informed by e-mail of the documents’ availability on the Group’s website. ADS holders receive the form of proxy by post but will not receive a paper copy of the notice of Annual General Meeting.

Investor Communications

The Company maintains regular dialogue with individual institutional shareholders, together with results presentations. To ensure that all members of the Board develop an understanding of the views of major investors, the executive directors review significant issues raised by investors with the Board. Non-executive directors are sent copies of analysts’ and brokers’ briefings. There is an opportunity for individual shareholders to question the directors at the AGM and the Company regularly responds to letters from shareholders on a range of issues.

UK capital gains tax

For the purposes of UK capital gains tax the price of the Company’s Ordinary Shares on 31 March 1982 was 35.04p.

Smith & Nephew share price

The Company’s Ordinary Shares are quoted on the LSE under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www.londonstockexchange.com where it is updated at intervals throughout the day. It is also quoted daily in UK national newspapers.

ShareGift

Shareholders with only a small number of shares, which would cost more to sell than they are worth, may wish to consider donating them to the charity ShareGift (registered charity 1052686) which specialises in accepting such shares as donations. There may be no implications for Capital Gains Tax purposes (no gain or loss) and it may also be possible to obtain income tax relief. The relevant stock transfer form may be obtained from Equiniti at the above address.

Further information about ShareGift is available at www.sharegift.org or by contacting ShareGift at:

ShareGift, 17 Carlton House Terrace, London SW1Y 5AH. Tel: (+44) (0) 20 7930 3737.

American Depositary Shares (“ADSs”) and American Depositary Receipts (“ADRs”)

In the US, the Company’s Ordinary Shares are traded in the form of ADSs, evidenced by ADRs, on the NYSE under the symbol SNN. Each American Depositary Share represents five Ordinary Shares. The Bank of New York Mellon is the authorised depositary bank for the Company’s ADR programme.

ADS Enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to: BNY Mellon Shareholder Services, PO Box 358516, Pittsburgh, PA 15252-8516, USA;

Tel: +1-866-259-2287 inside the US (toll free)

Tel: +1-201-680-6825 internationally

Email: shrrelations@bnymellon.com.

A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: The Bank of New York Mellon (as above) or visit www.bnymellon.com/shareowner.

The Company provides the Bank of New York Mellon, as depositary, with copies of Annual Reports containing Consolidated Financial Statements and the opinion expressed thereon by its independent auditors. Such financial statements are prepared under IFRS. The Bank of New York Mellon will send these reports to recorded ADS holders who have elected to receive paper copies. The Company also provides to The Bank of New York Mellon all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York Mellon makes such notices, reports and communications available for inspection by recorded holders of ADSs and sends forms of proxy by post to all recorded holders of ADSs.

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com, the Smith & Nephew website www.smith-nephew.com and is quoted daily in the Wall Street Journal.

ADS payment information.

The Company hereby discloses ADS payment information for the year ended 31 December 2009 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$0.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees incurred in past annual period

From 1 January 2009 to 17 March 2010, the Company received from the depositary $201,267 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

Fees to be paid in the future

On 11 February 2010 the Company announced that it is implementing a dividend fee of up to 2 US cents per ADS per dividend payment. The fee is being implemented to off-set some of the costs associated with administering the ADS facility. It is anticipated that 2 US cents per share will be payable on the 2009 second interim dividend payable in May 2010 and 1 US cents will be deducted from the 2010 first interim dividend likely to be in November 2010. The Bank of New York Mellon, as depositary, will deduct this fee prior to paying the net dividend and will reimburse 70% of such fee to the Company.

SHARE CAPITAL

The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents five Ordinary shares. The ADS facility is sponsored by The Bank of New York Mellon acting as depositary.

All the Ordinary Shares, including those held by directors and executive officers, rank pari passu with each other. On 23 January 2006 the Ordinary Shares of 12 2/9 pence were redenominated as Ordinary Shares of US 20 cents (following approval by shareholders at the extraordinary general meeting in December 2005). The new US Dollar Ordinary Shares carry the same rights as the previous Ordinary Shares. The share price continues to be quoted in Sterling and the ADSs continue to represent five Ordinary Shares. In 2006 the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as Deferred Shares, which are not listed on any stock exchange. They have extremely limited rights and therefore effectively have no value. These shares were allotted to the Chief Executive, although the Board reserves the right to transfer them to another member of the Board should it so wish.

Shareholdings

As at 17 March 2010, 8,250,637 ADSs equivalent to 41,253,185 Ordinary Shares or approximately 4.6% of the total Ordinary Shares in issue, were outstanding and were held by 100 registered holders.

As at 17 March 2010, to the knowledge of the Group, there were 21,184 registered holders of Ordinary Shares, of whom 79 had registered addresses in the US and held a total of 208,314 Ordinary Shares (less than 1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 17 March 2010, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FSA) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Disclosure and Transparency Rules:

	17 March 2010	As at 31 December
		2009	2008	2007
	%	%	%	%
Newton Investment Management Limited	5.1	5.1	5.0	–
Thornburg Investment Management Inc.	5.1	5.1	–	–
Capital Group of Companies Inc.	5.1	5.1	5.1	9.8
Legal and General Group plc	4.0	4.0	4.5	5.2
FMR LLC	3.9	3.9	3.9	–
Prudential plc	–	–	3.1	–

	17 March 2010	As at 31 December
		2009	2008	2007
	‘000	‘000	‘000	‘000
Newton Investment Management Limited	45,129	45,129	44,168	–
Thornburg Investment Management Inc.	44,852	44,852	–	–
Capital Group of Companies Inc.	44,594	44,594	44,594	88,150
Legal and General Group plc	35,329	35,329	40,040	46,324
FMR LLC	34,101	34,101	34,101	–
Prudential	–	–	26,945	–

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Purchase of Ordinary Shares on behalf of the Company

The share buy-back programme was suspended in November 2008, in light of conditions in the financial markets. The programme is kept under review and, although there is no current intention to re-instate the programme, the Company will seek a renewal of its permission from shareholders to purchase up to 10% of its own shares at the AGM on 6 May 2010. As at 31 December 2009, 68,240,200 (2008 — 68,240,200) ordinary shares had been purchased under the share buy-back programme that commenced in February 2007. No shares were purchased in 2009. The cost of the shares purchased in 2008 was $193m.

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

SELECTED FINANCIAL DATA

	2009 $ million	2008 $ million	2007 $ million		2006 $ million		2005 $ million
Income Statement
Revenue	3,772	3,801	3,369		2,779		2,552
Cost of goods sold	(1,030)	(1,077)	(994)		(769)		(754)
Gross Profit	2,742	2,724	2,375		2,010		1,798
Selling, general and administrative expenses	(1,864)	(1,942)	(1,740)		(1,353)		(1,254)
Research and development expenses	(155)	(152)	(142)		(120)		(122)
Operating profit	723	630	493		537		422
Net interest (payable)/receivable	(40)	(66)	(30)		10		9
Other finance (costs)/income	(15)	(1)	6		3		(3)
Share of results of associates	2	1	–		–		–
Profit before taxation	670	564	469		550		428
Taxation	(198)	(187)	(153)		(156)		(126)
Profit from continuing operations	472	377	316		394		302
Discontinued operations — net profit on disposal and share of results of joint venture	–	–	–		351		31
Attributable profit for the year	472	377	316		745		333

Earnings per Ordinary Share
Including discontinued operations:
Basic	53.4 ¢	42.6 ¢	34.2	¢	79.2	¢	35.5	¢
Diluted	53.3 ¢	42.4 ¢	34.1	¢	78.9	¢	35.3	¢
Continuing operations:
Basic	53.4 ¢	42.6 ¢	34.2	¢	41.9	¢	32.2	¢
Diluted	53.3 ¢	42.4 ¢	34.1	¢	41.7	¢	32.0	¢
Discontinued operations:
Basic	–	–	–		37.3	¢	3.3	¢
Diluted	–	–	–		37.2	¢	3.3	¢

Adjusted attributable profit
Attributable profit for the year	472	377	316		745		333
Acquisition related costs	26	61	111		20		–
Restructuring and rationalisation expenses	42	34	42		–		84
Legal settlement	–	–	30		–		–
Amortisation of acquisition intangibles and impairments	66	51	30		14		11
Loss/(gain) on hedge of the sale proceeds of the joint venture	–	–	–		3		(2)
Net profit on disposal of the joint venture	–	–	–		(351)		–
Taxation on excluded items	(26)	(30)	(49)		(6)		(29)
Adjusted attributable profit	580	493	480		425		397

Adjusted basic earnings per Ordinary Share ( “EPSA”) (i)	65.6 ¢	55.6 ¢	52.0	¢	45.2	¢	42.3	¢
Adjusted diluted earnings per Ordinary Share (ii)	65.5 ¢	55.4 ¢	51.7	¢	45.0	¢	42.1	¢

	2009 $ million	2008 $ million	2007 (iv) $ million	2006 $ million	2005 $ million
Group Balance Sheet
Non-current assets	2,480	2,523	2,542	1,586	1,420
Current assets	2,071	1,985	1,919	1,645	1,338
Held for sale	14	–	–	–	218
Total assets	4,565	4,508	4,461	3,231	2,976

Share capital	190	190	190	189	203
Share premium	382	375	356	329	299
Treasury shares	(794)	(823)	(637)	(1)	(4)
Returned earnings and other reserves	2,401	1,957	1,907	1,657	937
Total equity	2,179	1,699	1,816	2,174	1,435

Non-current liabilities	1,523	1,841	357	241	529
Current liabilities	863	968	2,288	816	1,012
Total liabilities	2,386	2,809	2,645	1,057	1,541
Total equity and liabilities	4,565	4,508	4,461	3,231	2,976

Group Cash Flow
Cash generated from operations	1,030	815	693	506	372
Net interest (paid)/received	(41)	(63)	(30)	10	9
Income taxes paid	(270)	(186)	(225)	(144)	(112)
Net cash inflow from operating activities	719	566	438	372	269
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(318)	(289)	(194)	(222)	(200)
Acquisitions and disposals	(25)	(16)	(781)	454	(25)
Cash received from Plus settlement	137	–	–	–	–
Loan Notes issued	–	–	–	(15)	–
New finance leases	–	–	(7)	–	–
Facility fee paid	–	2	(6)	–	–
Borrowings and finance leases acquired	–	–	(181)	–	–
Dividends received from joint venture	–	–	–	–	25
Proceeds from own shares	10	4	–	–	–
Equity dividends paid	(120)	(109)	(105)	(96)	(91)
Issue of ordinary capital and treasury shares purchased	7	(174)	(612)	16	19
	410	(16)	(1,448)	509	(3)

Exchange adjustments	(21)	(6)	(72)	7	(71)
Opening (net debt)/net cash	(1,332)	(1,310)	210	(306)	(232)
Closing (net debt)/net cash	(943)	(1,332)	(1,310)	210	(306)

Selected Financial Ratios
Gearing (closing net debt as a percentage of total equity)	43%	78%	72%	n/a	21%
Dividends per Ordinary Share (iii)	14.39¢	13.08¢	11.89¢	10.81¢	5.60p
Research and development costs to Revenue	4.1%	4.0%	4.2%	4.3%	4.8%
Capital expenditure (including intangibles but excluding goodwill) to Revenue	8.4%	7.7%	5.9%	8.3%	7.9%

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.
(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.
(iii)	The board has declared a second interim dividend of 8.93 US cents per share which together with the first interim dividend of 5.16 US cents makes a total for 2009 of 14.39 US cents. Prior to 2006 dividends were declared in pence.
(iv)	Restated due to Plus opening balance sheet adjustments. See Note 31 of the Notes to the Group Accounts.

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either (i) a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom, (ii) a fixed base from which a US Holder performs independent personal services in the United Kingdom, or (iii) whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2009.

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

A charge of stamp duty or SDRT at the rates of 1 1 /2% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of Ordinary Shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the Depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

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

Rights Attaching to Ordinary Shares

Under English law, dividends are payable on the Company’s Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act 2006. Holders of the Company’s Ordinary Shares are entitled to receive final dividends as may be declared by the directors and approved by the shareholders in general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

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

There were no material modifications to the rights of shareholders under the Articles during 2009.

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

A form of proxy will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one, as above.

The necessary quorum for a general meeting is two shareholders present in person or by proxy carrying the right to vote upon the business to be transacted.

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are two kinds; ordinary or special resolutions:

•

Ordinary resolutions include resolutions for the re-election of directors, the approval of financial statements, the declaration of dividends (other than interim dividends), the appointment and re-appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares. An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at the meeting at which there is a quorum.

•

Special resolutions include resolutions amending the Company’s memorandum and articles of association, disapplying statutory pre-emption rights or changing the Company’s name; modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up. A Special resolution requires the affirmative vote of not less than three-quarters of the votes of the persons voting at the meeting at which there is a quorum.

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

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any five persons who hold or represent by proxy not less than one fortieth of the nominal value of the shares of that class. Where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

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

Transfers of Shares

The Board may refuse to register the transfer of shares held in certificated form which:

•	are not fully paid (provided that it shall not exercise this discretion in such a way as to prevent stock market dealings in the shares of that class from taking place on an open and proper basis);

•

are not duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, lodged at the Transfer Office or at such other place as the Board may appoint and (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

•	are in respect of more than one class of shares; or

•	are in favour of not more than four transferees.

Deferred Shares

Following the redenomination of share capital on 23 January 2006 the Ordinary Shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the Ordinary Shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created, Deferred Shares, of which £50,000 were issued and allotted in 2006 as fully paid to the Chief Executive though the Board reserves the right to transfer them to another member of the Board should it so wish. These Deferred Shares have no voting or dividend rights and on winding up only are entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional $1,000 each.

Amendments

The Company does not have any special rules about amendments to its articles of association beyond those imposed by law.

CROSS REFERENCE TO FORM 20F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors		n/a
Item 2	Offer Statistics and Expected Timetable		n/a
Item 3	Key Information
	A	— Selected Financial Data	154 - 155
	B	— Capitalisation and Indebtedness	n/a
	C	— Reason for the Offer and Use of Proceeds	n/a
	D	— Risk Factors	20 - 23
Item 4	Information on the Company
	A	— History and Development of the Company	4-5, 41 - 42
	B	— Business Overview	i, 5 - 14, 22, 26,92 - 96
	C	— Organisational Structure	i, 5, 136
	D	— Property, Plant and equipment	12 - 13
Item 4A	Unresolved Staff Comments		None
Item 5	Operating and Financial Review and Prospects
	A	— Operating results	26 - 40
	B	— Liquidity and Capital Resources	41 - 42
	C	— Research and Development, patents and licenses, etc	13
	D	— Trend information	28, 45
	E	— Off Balance Sheet Arrangements	46
	F	— Tabular Disclosure of Contractual Obligations	46
	G	— Safe Harbor	iii
Item 6	Directors, Senior Management and Employees
	A	— Directors and Senior Management	48 - 49
	B	— Compensation	61 - 74
	C	— Board Practices	48 - 56, 68 - 69
	D	— Employees	19
	E	— Share Ownership	19, 71 - 72, 117 - 122
Item 7	Major Shareholders and Related Party Transactions
	A	— Major Shareholders	152 - 153
		— Host Country Shareholders	152
	B	— Related Party Transactions	46, 135
	C	— Interests of experts and counsel	n/a
Item 8	Financial information
	A	— Consolidated Statements and Other Financial Information	75 - 136
		— Legal Proceedings	43 - 44
		— Dividends	146
	B	— Significant Changes	n/a
Item 9	The Offer and Listing
	A	— Offer and Listing Details	147, 152
	B	— Plan and Distribution	n/a
	C	— Markets	152
	D	— Selling Shareholders	n/a
	E	— Dilution	n/a
	F	— Expenses of the Issue	n/a
Item 10	Additional Information
	A	— Share capital	n/a
	B	— Memorandum and Articles of Association	159 - 161
	C	— Material Contracts	4-5
	D	— Exchange Controls	153
	E	— Taxation	156 - 158
	F	— Dividends and Paying Agents	n/a
	G	— Statement by Experts	n/a

Page
	H	— Documents on Display	iii
	I	— Subsidiary Information	136
Item 11	Quantitative and Qualitative Disclosure about Market Risk		20 - 24, 106 - 113
Item 12	Description of Securities Other than Equity Securities		n/a
Item 12D	American Depository shares		149 - 151

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies		None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		None
Item 15A	Controls and Procedures		57 - 58, 81
Item 16	(Reserved)		n/a
Item 16A	Audit Committee Financial Expert		50
Item 16B	Code of Ethics		58
Item 16C	Principal Accountant Fees and Services		58 - 59
Item 16D	Exemptions from the Listing Standards for Audit Committee		n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchase		153
Item 16F	Change in Registrants Certifying Accountant		n/a
Item 16G	Corporate Governance Statement		47 - 59

Part III

Item 17	Financial Statements		n/a
Item 18	Financial Statements		75 - 136
Item 19	Exhibits

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning

Adjusted attributable profit	Adjusted attributable profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group has identified the following items, where material, as those to be excluded from attributable profit when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; gains and losses resulting from legal disputes and uninsured losses; and taxation on excluded items. Adjusted attributable profit is the numerator used in determining EPSA.

ADR	In the US, the Company’s Ordinary Shares are traded in the form of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the form of American Depositary Shares (“ADSs”).

Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual General Meeting of the Company.

Arthoscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Bandaging	A product group comprising traditional adhesive and support bandaging

Basis Point	One hundredth of one percentage point.

Bio-absorbable	Bio-absorbable material: Material used in surgical procedures which degrade and are absorbed by the body after a period of time, thus removing the need to surgically remove them.

Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Companies Act	Companies Act 2006, as amended, of England and Wales.

Digital Operating Room	The digital operating room is a custom-designed operating room solution providing auto-video connectivity, medical device control, integration with hospital information systems and surgical documentation devices for medical facilities to help improve efficiency, cost effectiveness and, by extension, patient care.

EBITA	Earnings before interest, tax and amortisation.

EBITDA	Earnings before interest, tax, depreciation and amortisation.

EIP	Earnings Improvement Programme, the objective of which is to enhance short and medium term performance, to liberate resources for investment and to establish a culture of continuous improvement.

EPSA	Adjusted Earnings Per Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

Term	Meaning

Endoscopy	Endoscopy allows surgeons to operate through coin-sized openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.

FDA	US Food and Drug Administration.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.

Fracture casting	A product group comprising products that are used externally to immobilise a bone fracture or damaged joint, usually made of plaster of paris or synthetic materials.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.

IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

Insufflation	The use of carbon dioxide to inflate body cavities during endoscopic surgery to enable surgeons to view internal organs.

Intramedullary nail system	Stainless steel or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

LSE	London Stock Exchange

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post operative wounds through the application of sub-atmospheric pressure to an open wound.

NYSE	New York Stock Exchange

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products comprise a joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.

Term	Meaning

OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.

Parent	Smith & Nephew plc

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Repair	A product group within endoscopy comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

Trading profit	Trading profit is a trend which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom

US	United States of America

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1

US GAAP	Accounting principles generally accepted in the United States of America

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

INDEX

2008 Year Analysis	36
2009 Year Analysis	30
Accountability, Audit and Internal Control Framework	57
Accounting Policies	86
Accounts Presentation	86
Acquisitions	123
Acquisition related costs	95
Advanced Wound Management — Business Description	8
American Depository Shares	149
Assets held for sale	127
Audit Fees	58, 135
Board and Executive Officers	48
Business Overview	26
Cash and Borrowings	106
Contingencies	128
Contractual Obligations	46
Corporate Governance Statement	47
Corporate and Social Responsibility	15
Critical Accounting Policies	29
Cross Reference to Form 20-F	162
Currency Translation	123
Deferred Taxation	114
Directors’ Remuneration Report	61
Directors’ Responsibilities for the Accounts	76
Directors’ Responsibility Statement	77
Dividends	99, 146
Earnings per share	100
Employees	19
Employees’ Share Trust	122
Endoscopy — Business Description	7
Exchange and Interest Rate Risk and Financial Instruments	24
Factor’s Affecting Results of Operations	28
Financial Commitments	127
Financial Instruments	110
Financial Position, Liquidity and Capital Resources	41
Financial highlights	i
Glossary of terms	164
Goodwill	103
Governance and Policy	50
Group Balance Sheet	83
Group Cash Flow Statement	84, 122
Group Income Statement	82
Group Statement of Changes in Equity	85
Group Statement of Comprehensive Income	82
Group History	4
Group Strategy	4

Group Organisation	5
Impairment Testing of Goodwill	103
Independent Auditors’ Reports	78
Intangible Assets	102
Intellectual Property	13
Interest	98
Inventories	105
Investments	102
Investment in associates	103
Investor information	145
Key Performance Indicators	i
Legal proceedings	43
Manufacture and supply	11
Memorandum and Articles of Association	159
Minority Interests	85
New Accounting Standards	92
Off-Balance Sheet Arrangements	46
Business Review, Liquidity and Prospects	25
Operating profit	97
Orthopaedics — Business Description	5
Other Finance (Costs)/Income	98
Outlook and Trend Information	45
Parent Company Auditors’ Report	137
Parent Company Balance Sheet	139
Parent Company Notes to the Accounts	140
Payables	113
Principal Subsidiary Undertakings	136
Provisions	114
Property, plant and equipment	12, 101
Receivables	105
Recent Developments	4
Regulation	14
Related Party Transactions	46, 135
Research and Development	13
Restructuring and Rationalisation Expenses	98
Retirement Benefit Obligations	129
Risk	20
Sales, Marketing and Distribution	11
Seasonality	11
Selected Financial Data	154
Segmental Analysis	92
Share Based Payments	117
Share Capital	116, 152
Taxation	99, 156
Treasury Shares	121

THIS PAGE INTENTIONALLY LEFT BLANK

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

London, England

March 26, 2010

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(b)	Articles of Association	Form 20-F for the year ended December 31, 2008 filed on March 27, 2009 (File No. 1-14978)

4	(a) (i)	Material Contract: Facility Agreement and Appendices dated 29 May 2007 by and among Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and Smith & Nephew plc	Form 20-F for the year ended December 31, 2007 filed on March 27, 2008 (File No. 1-14978)

	(a) (ii)	Material Contract: Extension of Initial Maturity Date dated 9 May 2008 on Facility Agreement dated 29 May 2007 by and among Barclays Capital, Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Société Générale Corporate & Investment Banking and Smith & Nephew plc	Form 20-F for the year ended December 31, 2008 filed on March 27, 2009 (File No. 1-14978)

	(a) (iii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

4	(c) (i)	Service Agreement of David J Illingworth	Form 20-F for the year ended December 31, 2007 filed on March 27, 2008 (File No. 1-14978)

	(ii)	Service Agreement of Adrian Hennah	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007.

	(iii)	Service Agreement of Joseph Papa	Form 20-F for the year ended December 31, 2008 filed on March 27, 2009 (File No. 1-14978)

	(iv)	Service Agreement of Ian Barlow		X

	(v)	Service Agreement of Geneviève Berger		X

4	(c) (vi)	The Smith & Nephew 1985 Share Option Scheme	Registration Statement on Form S-8 No. 33-39802 filed on April 15, 1991

	(vii)	The Smith & Nephew 1990 International Executive Share Option Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 26, 1991

	(viii)	The Smith & Nephew Long Term Incentive Plan	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(ix)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(x)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001

	(xii)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xiii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xiv)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xv)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xvi)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xvii)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xviii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xix)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

4	(c) (xx)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xxi)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005

	(xxii)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052

	(xxiii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814

	(xxiv)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 11, 2008

	(xxv)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 11, 2008

	(xxvi)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009

8		Principal Subsidiaries		X

12	(a)	Certification of David Illingworth, filed pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

	(b)	Certification of Adrian Hennah filed pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

13	(a)	Certification of David Illingworth and Adrian Hennah furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X