Form 20-F
period 2010-12-31
SMITH & NEPHEW PLC
filed 2011-03-03
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 951,021,116 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

The Smith & Nephew Group (the “Group”) is a global medical devices business operating in the markets for orthopaedic reconstruction and trauma, endoscopy (which includes arthroscopic procedures referred to as sports medicine) and advanced wound management, with revenue of approximately $4 billion in 2010. Smith & Nephew plc (the “Company”) is the parent company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2010. It comprises, in a single document, the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”).

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not, and should not be regarded as being, part of or incorporated into this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on page 152. The product names referred to in this document are identified by use of capital letters and are trademarks owned by or licensed to members of the Group.

Financial Summary

Financial Highlights (i) (iii)	2010 $ million	2009 $ million	2008 $ million
Revenue	3,962	3,772	3,801
Underlying growth in revenue (%)	4%	2%	6%
Trading profit	969	857	776
Underlying growth in trading profit (%)	11%	15%	6%
Trading profit margin (%)	24.5%	22.7%	20.4%
Operating profit	920	723	630
Attributable profit for the year	615	472	377
Adjusted attributable profit	654	580	493
Basic earnings per Ordinary Share	69.3 ¢	53.4 ¢	42.6 ¢
EPSA	73.6 ¢	65.6 ¢	55.6 ¢
Growth in EPSA (%)	12%	18%	7%
Dividends per Ordinary Share (ii)	15.82 ¢	14.39 ¢	13.08 ¢
Cash generated from operations	1,111	1,030	815
Trading cash flow	825	771	612
Trading profit to cash conversion (%)	85%	90%	79%

(i)	Items shown in italics are non-GAAP measures. Reconciliations to reported figures are on pages 24 to 27.

(ii)	The Board has proposed a final dividend of 9.82 US cents per share which together with the first interim dividend of 6.00 US cents makes a total for 2010 of 15.82 US cents. The final dividend is expected to be paid, subject to shareholder approval, on 19 May 2011 to shareholders on the Register of Members at the close of business on 3 May 2011.

(iii)	All items are $ million unless otherwise indicated.

Key Performance Indicators

The Directors’ Report includes a number of measures that management use as key performance indicators including those financial performance indicators set out in the Financial Summary above. A discussion of the reasons for, calculation and limitations of the key financial performance indicators is set out below.

The Group is focused on continued delivery of sustainable profitable growth through four strategic pillars – ‘Customer led’, ‘Efficient’, ‘Investing for growth’ and ‘Aligned’ – as explained on page 4 of this document.

From these four strategic pillars, a scorecard has been developed which identifies the specific functional strategic imperatives for each part of the Group. The performance against the scorecard is evaluated against a series of financial and non-financial indicators and measures.

2010 Annual Report	i

The principal key financial performance indicators used in the scorecard, which measure performance against the Group’s strategic pillars, are:

(i) Underlying growth in revenue

Underlying growth in revenue is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations and for movements in exchange rates. Underlying growth in revenue is not presented in the accounts prepared in accordance with International Financial Reporting Standards (“IFRS”) and is therefore not a Generally Accepted Accounting Principle (a “non-GAAP” measure). An explanation of how this non-GAAP measure is calculated is presented in the “Business Overview” on page 24.

The Group believes that the tabular presentation and reconciliation of reported revenue growth to underlying revenue growth assists investors in their assessment of the Group’s performance in each business segment and for the Group as a whole.

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

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally until the business is integrated. The Group’s management considers that the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures, neither of which management uses exclusively.

(ii) Trading profit and trading profit margin

Growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures which present the growth trend in the long-term profitability of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term profitability. The Group presents these measures to assist investors in their understanding of trends. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans), focuses primarily on profit and earnings before these items. Trading profit and trading profit margin are not recognised measures under IFRS and are therefore non-GAAP financial measures.

The Group has identified the following items, where material, as those to be adjusted and identified separately: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon. An explanation of how trading profit is calculated is presented in “Business Overview” on page 25.

The material limitation of these measures is that they exclude significant income and costs that have a direct impact on current and prior years’ profit attributable to shareholders. They do not, therefore, measure the overall performance of the Group presented by the GAAP measures of earnings per share and operating profit. The Group considers that no single measure enables it to assess overall performance and therefore it compensates for the limitation of the adjusted earnings per share and trading profit measures by considering them in conjunction with their GAAP equivalents. The gains or losses which are identified separately arise from irregular events or transactions. Such events or transactions are authorised centrally and require a strategic assessment which includes consideration of financial returns and generation of shareholder value. Amortisation of acquisition intangibles will occur each year, whilst other excluded items arise irregularly depending on the events that give rise to such items.

ii	2010 Annual Report

(iii) Adjusted earnings per ordinary share

Growth in adjusted earnings per ordinary shares (“EPSA”) is another measure which presents the trend growth in the long-term profitability of the Group. EPSA is not a recognised measure under IFRS and is therefore a non-GAAP financial measure.

EPSA excludes the same impact of specific transactions or events that management considers affect the Group’s short-term profitability as set out and discussed in the section on trading profit above, including the material limitations of such measures. A reconciliation of adjusted attributable profit, which represents the numerator used in the EPSA calculation, to attributable profit is presented in “Business Overview” on page 26.

(iv) Trading cash flow and trading profit to cash conversion ratio

Growth in trading cash flow and improvement in the trading profit to cash conversion ratio are measures which present the trend growth in the long-term cash generation of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term performance.

Trading cash flow is defined as cash generated from operations less net capital expenditure but before acquisition related cash flows, restructuring and rationalisation cash flows and cash flows arising from legal disputes and uninsured losses. Trading profit to cash conversion ratio is trading cash flow expressed as a percentage of trading profit. The nature and material limitations of these adjusting items are discussed in the sections above.

The Group presents these measures to assist investors in their understanding of trends. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans) focuses on cash generation before these items. Trading cash flow and trading profit to cash conversion ratio are not recognised measures under IFRS and are therefore considered non-GAAP financial measures. A reconciliation of trading cash flow to cash generated from operations is presented in “Business Overview” on page 27.

The material limitation of this measure is that it could exclude significant cash flows that have had a direct impact on the current and prior years’ financial performance of the Group. It does not, therefore, measure the financial performance of the Group presented by the GAAP measure of cash generated from operations. The Group considers that no single measure enables it to assess financial performance and therefore it compensates for the limitation of the trading cash flow measure by considering it in conjunction with the GAAP equivalents. Cash flows excluded relate to irregular events or transactions including acquisition related costs, restructuring and rationalisation costs and cash flows arising from legal disputes and uninsured losses.

Presentation

The Group’s fiscal year end is 31 December. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of 20 US cents each.

The results of the Group, as reported in US Dollars, are affected by movements in exchange rates between US Dollars and other currencies. The Group applied the average exchange rates prevailing during the year to translate the results of companies with functional currency other than US Dollars. The currencies which most influenced these translations in the years covered by this report were Sterling, Swiss Franc and the Euro.

The Group Accounts of Smith & Nephew in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Except as where stated otherwise, the translation of US Dollars and cents to Sterling and pence appearing in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 23 February 2011, the Bank of England rate was US$1.6238 per £1.

The Accounts of the Group in this Annual Report are presented in millions (“m”) unless otherwise indicated.

2010 Annual Report	iii

Special Note Regarding Forward-Looking Statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook and Trend Information”, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Specific risks faced by the Group are described under “Risk Factors” on page 18 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

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

iv	2010 Annual Report

Description of the Group

4 The Business 10 Operating Activities 13 The Business and the Community 18 Risk

Business Review, Liquidity and Prospects

24 Business Overview 29 2010 Year 34 2009 Year 39 Financial Position, Liquidity and Capital Resources 41 Legal Proceedings	43 Outlook and Trend Information 44 Contractual Obligations 44 Off-balance Sheet Arrangements 44 Related Party Transactions

Corporate Governance Statement

46 The Board and Executive Officers 48 Governance and Policy 55 Accountability, Audit and Internal Control Framework

Directors’ Remuneration Report

59 Directors’ Remuneration Report

Group Accounts

74  Directors’ Responsibilities for the Accounts

75  Directors’ Responsibility Statement Pursuant to
      Disclosure and Transparency Rule 4

76  Independent Auditor’s UK Report

78  Independent Auditor’s US Report

80   Group Income Statement

80 Group Statement of Comprehensive Income 81 Group Balance Sheet 82 Group Cash Flow Statement 83 Group Statement of Changes in Equity 84 Notes to the Group Accounts

Company Accounts

129 Company Auditor’s Report 131 Company Balance Sheet 132 Notes to the Company Accounts

Investor Information

136 Shareholder Return 138 Information for Shareholders 141 Share Capital 143 Selected Financial Data 145 Taxation Information for Shareholders	147 Articles of Association 150 Cross Reference to Form 20-F 152 Glossary of Terms 155 Index

2010 Annual Report	1

THIS PAGE INTENTIONALLY LEFT BLANK

2	2010 Annual Report

DESCRIPTION OF THE GROUP

This section discusses the activities, resources and operating environment of the business under the following headings:

Discussion of the Group’s operating and financial performance, liquidity and financial resources for 2010 and 2009 is given in the “Business Review, Liquidity and Prospects” section (pages 23 to 44).

Discussion of the Group’s management structure and corporate governance procedures is set out in the “Corporate Governance Statement” section (pages 45 to 57).

The “Directors’ Remuneration Report” gives details of the Group’s policies on senior management’s remuneration in 2010 (pages 59 to 71).

Details of the structure of the Company’s share capital and securities, persons with significant shareholdings in the Company and a summary of the articles of association are incorporated into the Directors’ Report and are given in “Investor Information” (pages 135 to 149).

2010 Annual Report	3

THE BUSINESS

HISTORY AND DEVELOPMENT

Group Strategy

Smith & Nephew’s overall vision is to help improve people's lives by repairing and healing the human body. To achieve this, the Group is focused on continued delivery of sustainable profitable growth, through four strategic pillars:

•	‘Customer led’: outperforming our served markets by focusing on our customers; anticipating and innovating to deliver on their needs.

•	‘Efficient’: delivering operating margin improvement and freeing up resources to invest in the business, through streamlining process and systems re-engineering.

•	‘Investing for growth’: driving additional sales from new opportunities such as emerging markets, biologics and adjacent technologies.

•	‘Aligned’: aligning objectives across the business and developing our talent and organisation for consistent execution, through leveraging core functions and sharing best practices.

Group History

The Group has a history dating back over 150 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, England in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

By the late 1990s, Smith & Nephew had expanded into being a diverse healthcare conglomerate with operations across the globe, including various medical devices, personal care products and traditional and advanced woundcare treatments. In 1998, Smith & Nephew announced a major restructuring to focus management attention and investment on three global business units – advanced wound management, endoscopy and orthopaedics – which offered high growth and margin opportunities.

Smith & Nephew was incorporated and listed on the London Stock Exchange in 1937 and in 1999 the Group was also listed on the New York Stock Exchange. In 2001, Smith & Nephew became a constituent member of the FTSE-100 index in the UK. This means that Smith & Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Today, Smith & Nephew is a public limited company incorporated and headquartered in the UK and carries out business around the world.

Recent Developments

On 10 February 2011, the Group announced that David Illingworth will retire from the Board and as Chief Executive, at the Annual General Meeting on 14 April 2011. It was also announced that Olivier Bohuon will join the Board as an executive director on 1 April 2011. He will offer himself for re-election by the shareholders at the Annual General Meeting and, subject to his re-appointment, shall assume the position of Chief Executive Officer at the conclusion of the Annual General Meeting on 14 April 2011.

In December 2010, the Group reviewed and replaced its principal banking facilities ahead of their maturity in May 2012. The Group has reduced its $1 billion 5 year term loan to $500 million with effect from 20 December 2010. Smith & Nephew has also cancelled its $1.5 billion multi-currency revolving loan facility and replaced it with a new 5-year $1 billion multi-currency revolving loan facility.

BUSINESS DESCRIPTION

Organisation

Smith & Nephew is organised into three primary Global Business Units (“GBUs”), which are also our reporting segments: Orthopaedics, Endoscopy and Advanced Wound Management. Included within the Orthopaedics segment are our biologics activities, which comprise research and development projects under the direction of a Committee representing all GBUs.

Smith & Nephew operates on a worldwide basis and has distribution channels in over 90 countries. In the more established countries by revenue, the Group’s business operations are organised by GBU. In the majority of the remaining markets, operations are managed by country managers who are responsible for sales and distribution of the Group’s product range. These comprise the emerging markets unit.

A head office team in London, England directs the overall business and supports the business units, primarily in the areas of business development, legal, company secretarial, finance, human resources and investor relations.

4	2010 Annual Report

Orthopaedics

Overview

Orthopaedics comprises reconstruction, trauma and clinical therapies products.

The Orthopaedics business is managed worldwide from Memphis, Tennessee, the site of its main development and manufacturing facility, with a European headquarters in Baar, Switzerland. Products are also manufactured at smaller facilities in Switzerland, Germany, and the UK as well as by third-party manufacturers. A new facility has been constructed in Beijing, China.

Products

Orthopaedic reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement. Orthopaedic trauma fixation products consist of internal and external devices and other products, including shoulder fixation and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or a clinic setting and include bone growth stimulation and joint fluid therapies.

Knee Implant Systems – The Orthopaedics business offers a range of products for specialised knee procedures. The LEGION/GENESIS II Total Knee System is a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision. LEGION TKS features VERILAST Technology, an advanced bearing surface. The JOURNEY Active Knee Solutions, a family of advanced, customised products designed to treat early to mid-stage osteoarthritis patients, provides more normal feeling and motion through bone ligament preservation and anatomic replication. Other knee systems include the PLUS Solution Knee Family and PROFIX Knee. Our LEGION/GENESIS II and JOURNEY also utilise VISONAIRE Patient-Matched Instrumentation, a new technology platform of patient-matched cutting blocks for total knee procedures.

Hip Implant Systems – The Orthopaedics business offers a broad range of hip replacement systems. In particular, the R3 Acetabular System includes a modular acetabular cup that provides a variety of advanced bearings within a single system. The BIRMINGHAM HIP Resurfacing System is a system for hip resurfacing, a bone conserving approach, which utilises proven low wear metal-on-metal bearing surface technology. Other hip systems include the SYNERGY Hip System, ANTHOLOGY Hip System and the SL-PLUS Hip Family System.

Bearing surfaces – The Orthopaedics business utilises a range of bearing surfaces in its implant systems, including its proprietary OXINIUM Technology. Oxidised zirconium, branded OXINIUM, combines the enhanced wear resistance of a ceramic bearing with the superior durability of a metallic bearing. When combined with highly cross-linked polyethylene (“XLPE”) it results in our VERILAST Technology. LEGION Primary Knee, with VERILAST Technology, is the only knee system with a 30 year wear performance claim approved by the United States Food and Drug Administration (“FDA”) – more than double the performance expectation for wear compared to conventional technologies.

Trauma Implant Systems – The principal fixation products are the TRIGEN Intramedullary Nailing system, TRIGEN Meta Nail with expanded fixation and technique options, TRIGEN INTERTAN Intertrochanteric Antegrade nails for hip fractures, TRIGEN SURESHOT Distal Targeting System for Intramedullary Nailing and PERI-LOC Periarticular Locked Plating system which offers a comprehensive family of fracture specific plate and screw products for the upper and lower extremity.

For external fixation and limb restoration, Orthopaedics offers the TAYLOR SPATIAL FRAME Circular Fixation System and JET-X Unilateral Fixator.

Clinical therapies – The principal clinical therapies products offered include the EXOGEN Ultrasound Bone Healing System which utilises low-intensity pulsed ultrasound to accelerate the healing of fresh fractures and to heal non unions. DUROLANE Joint Fluid Therapy and SUPARTZ Joint Fluid Therapy are non-surgical, non-pharmacological pain-relieving therapies for osteoarthritis of the knee.

Strategy

Orthopaedics maintains its commitment to being customer-led by focusing on product innovation, sales excellence and physician education. Whether through extending the life of implants, improving operating room efficiency, or promoting faster healing, Smith & Nephew’s innovations differentiate it and provide solutions to active patients seeking to regain quality of life while enhancing economic value for customers. Orthopaedics provides peer-to-peer medical education, through KLEOS, tailored to individual surgeon needs utilising the world’s top orthopaedic specialists and key opinion leaders. KLEOS is a medical education platform which offers seminars, fellowships, instructional videos and literature reviews.

The Orthopaedics business efficiency programmes continue to deliver savings to the business. The current programmes are focused on improving inventory utilisation, reducing sourcing costs, improving manufacturing efficiency, reducing overhead costs and ensuring continual efficiency improvement.

2010 Annual Report	5

The emerging markets continue to be an important component of investing for growth, China in particular remains a focus with several milestones achieved in 2010 including opening a new manufacturing facility near Beijing, integration of product development teams into the franchises, and opening of three surgical training centres. Outside China, Orthopaedics is investing in sales teams in other emerging markets, extending physician training via KLEOS, developing tailored products to meet local needs and improving local infrastructure and logistics.

The Orthopaedics business aligns its organisation and develops its talent for consistent execution on the Group’s plans. Compensation for executives, managers and staff are carefully aligned to the execution of their objectives.

New Products

In Trauma, Orthopaedics launched the TRIGEN SURESHOT Distal Targeting System for Intramedullary Nailing which simplifies the surgical technique, reducing surgery time and fluoroscopic X-ray exposure. The VLP Foot and Ankle plating system, a comprehensive plate and screw system to manage fractures in the foot and ankle was also launched in the year bringing the advantages of variable angle plating to a rapidly growing segment of the market.

Reconstructive Orthopaedics continued the commercialisation of its VISIONAIRE Patient-Matched Instrumentation. With VISIONAIRE, the patient’s MRI and X-rays are used to create customised cutting blocks that allow the surgeon to achieve optimal mechanical axis alignment as well as saving time and reducing instruments in the operating room.

Regulatory Approvals

In 2010, several significant regulatory product and claims approvals were obtained around the globe.

In the US the SURESHOT Distal Targeting System for TAN Intramedullary Nails and accessories was approved. In Japan, the LEGION TKS Posterior Stabilized and Revision Systems, 12/14 Taper OXINIUM Femoral Heads, the PERI-LOC Titanium Plating System, and ECHELON Titanium Hip Stems were all approved. In the EU, we also received approval for the SURESHOT Distal Targeting System and VISIONAIRE Patient Matched Cutting Blocks. Also, in the EU, DUROLANE was approved for treatment of mild to moderate osteoarthritis in a broader range of joints and following joint arthroscopy.

In the US, the Orthopaedics business received 510(k) clearance from the FDA for VERILAST Technology wear claims for an estimated 30 years of normal use for the LEGION Primary Knee system.

Around the globe, 20 additional approvals and clearances were obtained, including amongst others: BHR instrument upgrades, R3 Acetabular system additions, VLP FOOT Plating Screw System and accessories, the JOURNEY Select Knee System and LEGION Porous Plus HA primary Femoral Components.

In Europe, regulatory approval was secured for EXOGEN for use on all osseous defects and DUROLANE for osteoarthritis pain relief in all synovial joints and for pain relief post arthroscopic surgery.

Seasonality

Orthopaedic reconstruction revenues are lower in the third quarter of any year due to fewer elective surgeries in the summer and higher in the fourth quarter as elective surgeries increase. Reconstructive trauma revenues are generally highest in the fourth quarter caused to a large extent by the relatively high number of accidents and sports related injuries which occur in the autumn and winter seasons in North America and Europe.

Market and Competition

Smith & Nephew estimates that the worldwide orthopaedic market, excluding clinical therapies, served by the Group grew by approximately 4% in 2010 and is currently worth approximately $17 billion per annum worldwide. Management believes that the Smith & Nephew Orthopaedics business holds an 11% share of this market by value. Principal global competitors in orthopaedics are Zimmer, Stryker, DePuy/Johnson & Johnson, Synthes and Biomet.

In 2010, weaker economic conditions worldwide continued to create several challenges for the overall orthopaedic market, including increased deferrals of joint replacement procedures and heightened pricing pressures. These factors contributed to the lower overall growth of the worldwide orthopaedic market compared to historic comparables. However, over the medium-term, several catalysts are expected to continue to drive sustainable growth in orthopaedic device sales, including the growing, ageing population, rising rates of co-morbidities such as obesity and diabetes, technology improvements allowing surgeons to treat younger, more active patients, and the increasing

6	2010 Annual Report

strength of the demand for healthcare in emerging markets. Both the orthopaedic trauma and clinical therapies markets are expected to continue to grow due to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes and also due to continuous advancements in the surgical treatment of fractures, and the need to manage pain in younger, more active patients.

Management estimates that the worldwide market for clinical therapies increased by 6% in 2010 and is currently worth more than $1.7 billion per annum. Smith & Nephew’s primary market for clinical therapies is in the US. In the US long bone stimulation market management estimates Smith & Nephew’s share to be 40%. Principal competitors are Biomet, DJ Ortho and Orthofix. In the US joint fluid therapies market, management estimates that Smith & Nephew maintains a share of 14%. The principal competitors are Genzyme, Sanofi Aventis, DePuy/Johnson & Johnson and Ferring Pharmaceuticals.

Endoscopy

Overview

Smith & Nephew’s Endoscopy business develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints. The business focuses on the arthroscopy or sports medicine sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

The Endoscopy business is headquartered in Andover, Massachusetts and manufacturing facilities are currently located in Mansfield, Massachusetts, and Oklahoma City, Oklahoma. Major service centres are located in the US, the UK, Germany, Japan and Australia.

Products

The Endoscopy business offers surgeons endoscopic technologies for surgery of the joints and ligament repair, including: specialised devices and fixation systems to repair damaged tissue; fluid management equipment for surgical access; digital cameras, digital image capture, scopes, light sources and monitors to assist with visualisation; radiofrequency wands, electromechanical and mechanical blades, and hand instruments for resecting damaged tissue.

Key products in repair are FAST-FIX for meniscal repair, ENDOBUTTON for cruciate fixation, and the FOOTPRINT Suture Anchor for rotator cuff repair. Key products in resection are the wide range of DYONICS shaver blades, ACUFEX handheld instruments, and a range of radiofrequency probes. The key product in Visualisation is the DYONICS 560 HD camera.

Strategy

Smith & Nephew’s strategic intent is to grow the business as the leading provider of endoscopic techniques and technologies for joint and ligament repair. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among physicians, patients and payors, enhanced by a customer-led approach to growing the arthroscopy market.

To sustain growth and enhance its market position, the Endoscopy business supports its strategy with investment in surgeon education programmes, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards. The emerging markets, especially China, are expected to be a major driver of growth in future, and the business is also investing funds to accelerate this growth.

The business has a commitment to, and track record of, driving efficiencies, through a formal operational excellence programme as well as a culture of continuous process improvement.

The Endoscopy business aligns its organisation to ensure all employees are working on common objectives, and to ensure consistent execution against the Group’s wider objectives.

New Products

In 2010, Smith & Nephew continued to expand its arthroscopic sports medicine portfolio with the launch of several new repair and resection products.

The BIORAPTOR Knotless Suture Anchor is a device used to repair a torn labrum in the hip and shoulder. The ease of use provided by this knotless arthroscopic device provides surgeons with full control over suture tension – a critical element in the procedure.

BIOSURE SYNC Tibial Fixation System is designed to address the need for strong fixation on the tibial side of ACL reconstruction. It employs a sheath and screw to achieve a 360° graft-to-bone contact throughout the tibial tunnel and can accommodate a variety of arthroscopic ligament reconstruction techniques.

2010 Annual Report	7

The TWINFIX and FOOTPRINT suture anchor product lines were enhanced through the incorporation of ULTRABRAID suture, which provides stronger knot strength and a low profile knot stack. Both are designed to provide easy, secure and strong repairs with precise control over final tensioning and are available in a wide variety of materials and sizes.

Recent Regulatory Approvals

During 2010, the Endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: FOOTPRINT Ultra PK, BIOSURE SYNC, TWINFIX Ultra HA, and TWINFIX Ultra Ti, all designed for the reattachment of ligaments, tendons or soft tissues to bone in knees, shoulders or other articulating joints; and various other arthroscopy instruments, devices and sterilisation trays. In Japan, regulatory approvals included ENDOBUTTON CL Ultra, Ultra FAST-FIX KINSA RC and various TWINFIX suture anchors.

Seasonality

Smith & Nephew’s Endoscopy revenues are generally at their highest in the fourth quarter of any year. This is caused to a large extent by the relatively high number of accidents and sports related injuries which occur in the autumn and winter seasons in North America and Europe.

Market and Competition

Management estimates that the global arthroscopy market in which the business principally participates is worth more than $3 billion a year and has recently been growing between 8% and 12% annually. Arthroscopy growth rates are driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost-effective procedures. The arthroscopy market has a particular focus on arthroscopic repair of the knee and shoulder using a broad range of technology. The Group also expects to benefit from the demand for less invasive approaches to arthroscopic hip repair.

Management believes that Smith & Nephew has a 22% share of the global arthroscopy market as at 31 December 2010. Smith & Nephew’s main competitors in the global arthroscopy market in 2010 were Arthrex, Mitek/Johnson & Johnson, Stryker, Arthrocare and Linvatec/Conmed.

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

The Advanced Wound Management business has its global headquarters in Hull, England and its North American headquarters in St Petersburg, Florida. The products are manufactured at facilities in Hull and Gilberdyke, England, Suzhou in China, and also by third party manufacturers around the world.

Products

The main products within the Advanced Wound Management business are for exudate management, predominantly the ALLEVYN brand, infection management, including the ACTICOAT brand and Negative Pressure Wound Therapy (“NPWT”).

The ALLEVYN hydrocellular dressings range has been considerably enhanced by new versions, introduced in recent years, which management believes provide efficient fluid management and an optimal moist wound environment that promotes faster healing of the wound, reduced risk of maceration and protection from infection. The range includes ALLEVYN Ag, a range of dressings combining the infection management capabilities of silver with ALLEVYN.

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

8	2010 Annual Report

Advanced Wound Management also offers a range of other advanced products including films, such as OPSITE and IV3000, skin care treatments and gels.

Strategy

Advanced Wound Management’s strategy is to be customer-led and invest for growth by focusing on high growth, high value segments, in particular exudate and infection management, through improved wound bed preparation, moist and active healing and penetration of the NPWT market.

There has been a continued focus on operational efficiency and excellence. Since 2007, efficiency improvements have been delivered through various projects including support function consolidation, outsourcing of manufacturing to low cost suppliers, distribution rationalisation projects and the start of manufacturing in Suzhou, China.

An aligned approach across the GBU is designed to ensure that our employees are developed and work on common objectives to deliver consistent execution of the Group’s plan.

New Products

During 2010, the ALLEVYN hydrocellular dressings range was extended further, reinforcing our position as the company offering what we believe is the most comprehensive foam dressing solutions with the addition of ALLEVYN Lite. This new addition has the efficient fluid management properties of the existing ALLEVYN dressings and reduces pain on dressing removal for the patient, whilst improving comfort and wear through anatomical design.

The infection management portfolio was expanded in Japan in 2010, with further improvements to the already successful CADEX product and our first silver dressing entry in the market with ALGISITE Ag, giving a strong portfolio for future growth in the region.

Recent Regulatory Approvals

During 2010, Advanced Wound Management secured approval for a new formulation of No Sting SKIN PREP, ALGISITE Ag in Japan, OPSITE Visible Drain dressing and NPWT dressing kits with ports in the EU and US. A new more conformable version of ALLEVYN Gentle Border, ALLEVYN Gentle Border Lite, was also approved in the EU and the US.

Approval was obtained in the EU and US for the manufacture of the complete range of ACTICOAT dressings at Advanced Wound Management’s Hull facility following transfer of conversion and packaging from Alberta and for the manufacture of OPSITE Post Op Visible in Suzhou.

We secured our first licence to sell domestically manufactured products in China following the transfer of ALLEVYN Adhesive manufacture to the Suzhou facility.

Seasonality

Due to the nature of its product range there is little seasonal impact on the Advanced Wound Management business.

Market and Competition

Management estimates that the sales value of the advanced wound management market worldwide was $5.2 billion in 2010, an underlying increase of just under 4% from 2009. During 2010, the market growth rate slowed slightly due to the weaker economic conditions. The advanced wound management market is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market. Management believes that the market will continue the trend towards advanced wound products with its ability to accelerate healing rates, reduce hospital stay times and cut the cost of clinician and nursing time as well as aftercare in the home.

Management estimates that Smith & Nephew had a 18% share of the advanced wound management market as at 31 December 2010. Worldwide competitors in advanced wound management in 2010 include Convatec, Mölnlycke, Systagenix and Kinetic Concepts, who are active exclusively in the NPWT market.

2010 Annual Report	9

OPERATING ACTIVITIES

SALES AND MARKETING

Smith & Nephew’s customers are the providers of medical and surgical services worldwide. In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, these are largely government organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, which receive revenue from private health insurance and government reimbursement programmes. Medicare is the major source of reimbursement in the US, for knee and hip reconstruction procedures and for wound healing treatment regimes.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. Providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group’s customer base, as well as amongst the Group’s competitors, and these trends are expected to continue in the long term. Smith & Nephew competes against both specialised and multinational corporations, including some with greater financial, marketing and other resources.

The Group’s customers reflect the wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are the National Health Service in the UK and the Heath Trust Purchasing Group in the US. These represented 6% and 5% respectively of the Group’s worldwide revenue in 2010.

In the US, the Group’s products are marketed directly to care givers, hospitals and other healthcare facilities with each business unit operating a separate specialised sales force. The US sales forces consist of a mixture of independent commissioned sales agents and direct employees. The independent agents are contractually not permitted to sell products that compete with Smith & Nephew’s. Orthopaedics and Endoscopy products are principally shipped and invoiced directly to the ultimate customer. Advanced Wound Management products are marketed directly to the ultimate customer. The products are shipped and invoiced to a number of wholesale distributors. In most other direct markets, the business units typically manage employee sales forces directly, and also ship and invoice products both directly to the ultimate customer and to wholesale distributors.

The emerging markets unit comprises direct selling and marketing operations, directly and through distributors, in India, China, Hong Kong, South Korea, Malaysia, Singapore, Thailand, the United Arab Emirates and South Africa. In these markets, Orthopaedics and Endoscopy frequently share sales resources. The Advanced Wound Management sales force may be separate where it calls on different customers. In countries not covered by the emerging markets unit, Smith & Nephew typically sells to third party distributors which market the Group’s products locally.

MANUFACTURING, SUPPLY AND DISTRIBUTION

The Group has a central Global Operations function which continues to implement Lean manufacturing throughout the factories and the supply chain which is designed to improve and sustain higher levels of productivity, quality, service and efficiency. Core competencies include: materials technology; high precision machining in Orthopaedics and Endoscopy; and high-volume, automated manufacturing in Advanced Wound Management.

Each business unit purchases raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for Orthopaedics, optical and electronic sub-components and finished goods for Endoscopy, active ingredients and finished goods for Advanced Wound Management and packaging materials across all businesses. Suppliers are selected, and contracts negotiated, by a centralised Group procurement team wherever possible, with a view to ensure value for money based on the total spending across the Group.

The Group outsources manufacturing where necessary to obtain specialised expertise or where it is possible to gain lower cost without risk to intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to specification, and establish and maintain a quality system. Suppliers are trained and are monitored through on-site assessments and performance audits that include quality, service and delivery. Finished goods purchased for resale include SUPARTZ and DUROLANE joint fluid therapy products in the Orthopaedics business and screen displays, optical and electrical devices in the Endoscopy business.

The Group operates a number of central distribution facilities in the key geographical areas in which it operates. Orthopaedics and Endoscopy operate a facility in Baar, Switzerland which acts as the main holding and consolidation point for markets in Europe. Hubs serving the US are located in Memphis, US for Orthopaedics and Oklahoma City, US for Endoscopy. Products are shipped to Group companies who hold small amounts of inventory locally for immediate or urgent customer requirements. Advanced Wound Management distribution hubs include: Neunkirchen, Germany; Nottingham, England; and Atlanta, US.

10	2010 Annual Report

PROPERTY, PLANT AND EQUIPMENT

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area (Square feet 000’s)
Group head office in London, England	15
Group research facility in York, England	83
Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee, US	1,052
Orthopaedics distribution facility in Memphis, Tennessee, US	210
Orthopaedics manufacturing facility in Aarau, Switzerland	117
Orthopaedics manufacturing facility in Beijing, China (Linhe)	21
Orthopaedics manufacturing facility in Beijing, China	192
Orthopaedics manufacturing and warehouse facility in Warwick, England	90
Orthopaedics manufacturing and warehouse facility in Tüttlingen, Germany	63
Orthopaedics and Endoscopy distribution facility and Orthopaedics European headquarters in Baar, Switzerland	63
Orthopaedics – Biologics/ Global Operations headquarters in Durham, North Carolina, US	27
Endoscopy headquarters in Andover, Massachusetts, US	144
Endoscopy manufacturing facility in Mansfield, Massachusetts, US	98
Endoscopy manufacturing and distribution facility in Oklahoma City, Oklahoma, US	155
Advanced Wound Management headquarters and manufacturing facility in Hull, England	439
Advanced Wound Management manufacturing facility in Gilberdyke, England	70
Advanced Wound Management manufacturing facility in Suzhou, China	144
Advanced Wound Management manufacturing facility in Alberta, Canada	76
Advanced Wound Management US headquarters in St. Petersburg, Florida, US	44

The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. The Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull and Gilberdyke are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

In 2010, Orthopaedics purchased a building in Cordova, Tennessee which will be its new headquarters and sales training building, and is exiting a smaller leasehold office facility in 2011. The Group closed the manufacturing facility in Largo, Florida during 2009 and outsourced or relocated its manufacturing output – the building was sold in 2010. The Orthopaedics business has opened the new factory in Beijing, China, and the facility in Linhe is expected to close at the end of 2011. The Beijing factory will supply implants to the local market and orthopaedic instruments for export.

RESEARCH AND DEVELOPMENT

The global business units each manage a portfolio of short and long-term product development projects designed to meet the future needs of customers and continue to provide growth opportunities for the business. The Group’s research and development is directed towards all three operating segments. Expenditure on research and development amounted to $151m in 2010 (2009 – $155m, 2008 – $152m), representing approximately 4% of Group revenue (2009 – 4%, 2008 – 4%).

The Group continues to invest in future technology opportunities for clinical needs identified from across the Smith & Nephew businesses.

The Group’s principal research facility located in York, England is now managed in conjunction with the Group’s research facility in Durham, North Carolina, to provide research programmes that seek to underpin the longer-term technology requirements for its businesses and to provide a flow of innovative products. In-house research is supplemented by work performed by academic institutions and other external research organisations in Europe, America and Asia.

Product development is primarily carried out at the Group’s principal locations, notably in Memphis, Tennessee and Aarau, Switzerland (Orthopaedics), Mansfield, Massachusetts (Endoscopy) and Hull, England (Advanced Wound Management).

2010 Annual Report	11

INTELLECTUAL PROPERTY

Smith & Nephew has a policy of protecting, with patents, the results of research and development carried out by the Group. Patents have been obtained in a wide range of fields, including Orthopaedic reconstruction and trauma, clinical therapies, Endoscopy and Advanced Wound Management. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at approximately 4,000 patents in force and patent applications pending.

Smith & Nephew also has a policy of protecting the Group’s products by registering trademarks under local laws of markets in which such products are sold. The Group vigorously protects its trademarks against infringement. Currently, the Group’s trademark portfolio consists of approximately 4,000 trademarks, trademark applications and design rights.

For each major product, Smith & Nephew’s goal is to provide a collection of intellectual property, which may include patents, trade secrets and licences, that reduces the risk associated with failure of any individual piece of intellectual property. Most individual pieces of intellectual property protect a relatively small proportion of the Group’s annual revenue. As a result, the Group tries to ensure that its overall business is not sensitive to the loss (however caused) of any single piece of intellectual property.

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

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (“FDA”) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan and the State Food and Drug Administration in China.

The trend is towards more effective regulation and higher standards of technical appraisal. In the US, many of the Group’s products are brought to market following pre-market notification to the FDA under Section 510(k) of the Food, Drug and Cosmetic Act, with a request that FDA clear the product as being substantially equivalent in terms of safety and effectiveness to a previously approved device. The FDA is considering changes in the 510(k) clearance process that might delay or modify the path to clearance in some circumstances. Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal audit for compliance with national and Group medical device regulation and policies.

Payment for medical devices is governed by reimbursement tariff agencies in various countries. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment.

Management believes that the Group’s operations currently comply in all material respects with applicable environmental laws and regulations. Although the Group continues to make capital expenditures for environmental compliance, it is not currently aware of any significant expenditure that would be required as a result of such laws and regulations that would have a material adverse impact upon the Group’s financial position.

12	2010 Annual Report

THE BUSINESS AND THE COMMUNITY

OUR COMMITMENT TO SUSTAINABILITY

Approach

Smith & Nephew recognises that companies have a wide responsibility to the community, the environment and the quality of life enjoyed by society at large. As a leader in its markets, Smith & Nephew believes it should also be a leader in setting and meeting standards of sustainable development. The Group monitors progress and views sustainable development as an integral part of the way the Group does business. We believe this because:

•	It reinforces our commitment to meeting regulatory obligations and reduces our risks.

•	It helps us to retain and recruit talented employees by demonstrating that we care about our people and our planet.

•	It enhances our reputation as a partner with our health care customers, collaboratively developing innovative solutions in the form of products and services.

•	It enables us to improve our operational efficiencies, thereby reducing costs as well as improving environmental outcomes.

•	It enables us to anticipate and prepare for “over the horizon” issues that will affect our customers and society at large.

•	It reinforces our role as a strong corporate citizen in the communities where we work and live.

•	It provides real value to our shareholders.

To further advance its commitment to sustainability, Smith & Nephew created a new executive position in 2010, the Senior Vice-President of Corporate Sustainability.

Smith & Nephew’s approach to sustainability is governed by the policies and principles it has developed to cover four key areas of corporate and social responsibility, namely: corporate governance and business integrity; health, safety and environment; social responsibility and economic contribution. These policies and principles are available at www.smith-nephew.com.

2010 Highlights

•	Continued strong ranking in the Dow Jones Sustainability Index (“DJSI”) and membership of FTSE4Good.

•	Commenced registration for the UK Carbon Reduction Commitment.

•	Became an invited member of the World Environment Center as the first representative of the Health Care and Technology industry.

The Group has published a Sustainability Report since 2001. The 2011 Sustainability Report, which provides more comprehensive information on the actions and performance in the four key reporting areas during the last year, will be published on the Group’s website in mid 2011 at www.smith-nephew.com.

Corporate Governance and Business Integrity

See the ‘Corporate Governance Statement’ section on pages 45 to 57 for a discussion of Smith & Nephew’s governance structures and procedures.

Smith & Nephew aims to be honest and fair in all aspects of its business and expects the same from those with whom it does business. The Group’s Code of Conduct and Business Principles governs the way it operates so that it respects stakeholders and seeks to build open, honest and constructive relationships. The Group takes account of ethical, social, environmental, legal and financial considerations as part of its operating methods. The Group has an independently operated whistle-blowing service in all jurisdictions in which the Group operates where such service is allowed.

Our Environment

The Group’s health, safety and environmental (“HSE”) commitment is to:

•	give due regard to the effects of its operations on the environment and community to create a sustainable business;

•	provide and maintain a safe and healthy work environment for employees, contractors and visitors;

2010 Annual Report	13

•	require each of the Group’s businesses to achieve the HSE standards specified by the HSE policy;

•	seek to improve HSE performance through continuous evaluation and development of measures to control risk, conserve resources and minimise waste; and

•	recognise, promote and reinforce the responsibility of employees, contractors and visitors to work safely and follow procedures.

Smith & Nephew recognises the importance of minimising the environmental impact arising from all aspects of the business and places emphasis on controlling its waste streams, use of energy and overall carbon emissions. Activities at a local and Group level remain key to ensuring our overall HSE performance. Annual targets are set and initiatives put in place to meet these performance goals.

Throughout 2010, operations continued to develop in China and Canada. Results associated with these locations are included for the first time this year.

While we report absolute performance data, we also provide data normalised for changes related to cost of production (using 2010 as the base year) to facilitate better year-on-year comparisons. Performance against the published targets for the key HSE parameters is also shown in the table below.

	2010 actual	2009 actual	2010 target change	2010 actual change (normalised) (iv)	Change over last 5 years (normalised) (iv)
Energy Consumption (GWh)	168.9	157.4	-5%	6.5%	-1.9%
Carbon Emissions (tonnes)	76,638	74,603	No target	1.1%	-10.9%
Non-hazardous waste (tonnes)	3,297	4,917	(i )	-33.3%	-42.0%
Hazardous waste (tonnes)	481	517	(i )	-9.7%	61.5%
Recycled waste (tonnes)	3,081	2,334	(i )	-	-
Total waste incl. recycled (tonnes)	6,859	7,768	-5%	-11.2%	-5.8%
Water (1,000m3)	629	621	No target	-0.2%	-13.7%
Lost time accidents incident rate (ii)	0.53	0.57	-5%	-7.0%	6.0%
OSHA recordable incident rate (iii)	0.89	1.20	-10%	-26.0%	-36.0%

(i)	There was no target for the reduction of specific waste streams. The Group target was for a 5% reduction in total waste.

(ii)	Lost Time Accident Frequency Rate is measured as the number of accidents resulting in the loss of a day or more per 200,000 hours worked.

(iii)	Occupational Safety & Health Administration (“OSHA”) definition measured as the number of incidents resulting in lost time, medical treatment (other than simple first aid), or modification to the persons work, per 200,000 hours worked.

(iv)	Normalisation is based on Cost of Production which is defined as the Cost of Goods Sold adjusted for opening and closing inventory levels.

Energy consumption for the Group increased by over 6% in 2010, but this was largely attributable to 2010 representing the first full year of energy use reporting for the major global distribution centre in Memphis and the newly acquired facility in Alberta, Canada. Energy efficiency initiatives were effected at a number of locations, with particularly notable accomplishments at the Hull Advanced Wound Management site and Endo operations in Massachusetts and Oklahoma.

The Group emission of carbon dioxide was 76,638 tonnes. This figure is calculated from both direct emissions from the combustion of fossil fuels on Smith & Nephew’s sites and secondary emissions from utility company power generation for Smith & Nephew’s electricity needs. While carbon dioxide emissions increased by approximately 1% in 2010, this was almost entirely related to the addition of the Memphis distribution facility and Alberta, Canada operations as noted above.

The business generated 3,297 tonnes of non-hazardous waste in 2010. While this represented a substantial decline (33%) from 2009 levels, 2009 represented an anomaly related to increased waste production associated with new construction and closure of a facility.

Over the last year, the amount of hazardous waste has reduced by 10% to 481 tonnes. The largest percentage reductions were achieved at the Advanced Wound Management site in Hull and the Research Centre in York.

Smith & Nephew continues to demonstrate a commitment to recycling; in 2010, our percentage of total waste that was recycled increased to 45% relative to 30% in the previous year. While these recycling initiatives were evident at many sites, the Memphis Orthopaedic facilities were noteworthy for their focus on scrap metals that resulted in diminished landfill costs and improved recycling revenue generation.

Water consumption throughout the Group remained largely unchanged relative to 2009. All sites continue to explore opportunities to minimise water use.

14	2010 Annual Report

Workplace accidents decreased in 2010. Improvements were notable both in terms of lost time accident frequency rate (-7%) and the number of lost time accidents (46 relative to 58 in 2009). The OSHA recordable rate for the Group also continued to improve (26%). Both indicators of occupational accidents are below published industry average levels. The local HSE training plans continue to drive and promote safe working practices at all sites.

HSE audits were undertaken at six locations in 2010. These audits are a continuation of our protocol of assessing each of our facilities on a bi-annual schedule.

A full analysis of these measurements and key health and safety performance measures will be included in the 2011 Sustainability Report on the Group’s website when it is published in mid 2011.

Social Responsibility

Our People

The Group's employment policies are based on equality of opportunity regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation, or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job.

Smith & Nephew is committed to providing a healthy and safe working environment and operates a set of policies that ensure flexible, family-friendly practices and non-discrimination. It aims to provide an open environment based on constructive relationships and regular and timely dissemination of Group information and encourages feedback and ideas. Smith & Nephew carries out employee opinion surveys across the business. The aim of the surveys is to assess how aligned staff are to the Group’s, and local GBU’s strategy, to determine what we, as a business, do well and identify what could be improved. We also take the opportunity to test the effectiveness of Performance, Innovation and Trust as the declared company values.

The Human Resources (“HR”) Policy Framework provides a framework of key HR policies, values, behaviours and management principles that provide the structure within which the business units and global functions plan and deliver successful results. There is also an HR strategy which provides direction on how the Group intends to attract, retain and develop the right talent to meet business needs and create a culture that is aligned to Smith & Nephew values and deliver the Group’s long term strategic plans.

Other employee engagement indicators

In 2010, the Group continued to assess indicators of employee engagement. These measurements are a useful monitoring tool and alert mechanism for action as well as giving trend indicators of improved performance. The data below relates to the Group’s US and UK population (approximately 60% of the total employees) as these regions have the most established and robust data collection processes in place.

•

Positions filled by internal candidates through promotions – This measure is an indicator of how well the Group believes it is developing its employees and the success of the Group’s internal recruitment policy. In 2010, the percentage of vacancies filled by internal applicants averaged 32% (2009 – 32%). The total for non-management positions was 29% (2009 – 29%) and for management positions was 52% (2009 – 51%). The Group target for all employees continues to be 40% (including management positions), which management believes is challenging but achievable. The Group has a policy of open advertising and providing opportunities for existing employees wherever possible, while recognising the need to bring in new ideas and approaches that external recruitment brings.

•

Labour turnover – The Group measures various labour turnover rates. The average voluntary labour turnover rate during 2010 was 7.2%, a slight increase from the 2009 equivalent rate of 6.5%. The average involuntary labour turnover rate was 5.1% (2009 – 10.7%), which management believe is indicative of the Group’s continuing management programme of efficiency improvements. This is aligned to continued investment in new markets and skills. An indicator of this is that the Group’s headcount remained broadly unchanged on the prior year. In addition, the Group measures labour turnover relating specifically to employees who have been with the business for less than two years. This measure is an indication of how well the Group recruits and then retains its employees so that they can make a contribution to the business. The average voluntary turnover for employees leaving the Group within two years of joining was 10.9%, compared to 10.1% in 2009.

The Group is committed to providing training and information so that all employees can make the best contribution possible. To ensure that the Group continues to improve in this important area, the central global organisational development team continued their programmes to lead talent management, performance management and learning and development across the whole of the Group. Learning and development programmes are used to attract, retain and develop employees. These programmes are linked to formal performance appraisal and development planning. The Group operates training programmes under the banner of ‘Management Excellence’. These provide the key management skills required to be successful managers and leaders, covering the requirements of both new and experienced individuals. Additionally the Group has rolled out a global on-line learning resource and in 2011 will be expanding the programmes available to all employees.

2010 Annual Report	15

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

Our Communities

Smith & Nephew values community involvement; it is an active member of its local communities and supports employees who undertake community work. The Group’s principles for charitable giving are based on criteria relevant to its business, with priority given to medical education. Individual company sites support their local communities in a range of charitable causes giving donations of money, gifts in kind and employee time.

The Group realises that its technologies and products do not reach everyone. Project Apollo is a charitable and humanitarian service programme of the Orthopaedics business. This links up with physicians and non-profit groups engaged in medical philanthropy that receive donations of Smith & Nephew products through sponsorship and help from the Group’s employees. By working in collaboration with these individuals and organisations, Smith & Nephew considers that this is a way of increasing the impact of its charitable giving and work it undertakes.

More examples of community support programmes supported by the Group are given in the Sustainability Report.

In 2010, direct donations to charitable and community activities totalled $5,644,000 comprised of $1,736,000 in cash and $3,908,000 in product donations, primarily for Haiti earthquake relief efforts. This compares with $1,866,000 of cash donations in 2009 and $1,498,000 in 2008. As a matter of policy, Smith & Nephew makes no political contributions.

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group works only with partners it believes adhere to business principles and health, safety, social and environmental standards consistent with its own. Additional work continues each year to improve the monitoring of supplier standards for service quality and activities relevant to their corporate responsibility including a diversity programme to promote long-term relationships with local or small business enterprises and minority-owned and women-owned business enterprises.

Economic Contribution

Sustainability by definition includes economic success. The Group is committed to providing innovative, cost-effective healthcare solutions benefiting patients, healthcare professionals, reimbursement agencies and their patients through improved treatment, ease and speed of product use and reduced healthcare costs. The Group’s business policies are designed to achieve long-term growth and profits – which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Highlights for 2010 included:

•	Our net sales in 2010 amounted to $4.0 billion (2009 – $3.8 billion);

•	Smith & Nephew’s employment of over 10,000 people globally is a substantial economic generator; our total wages and salaries in 2010 amounted to $817m (2009 – $768m); and

•	We invested $151m (2009 – $155m) in Research and Development to develop improved products and services.

Looking Ahead

The Group is fulfilling an important role in the healthcare sector. Increased demands are being placed on healthcare systems by the demographic trends of an ageing population and as the problems with obesity become more widespread. More active lifestyles and the increased incidence of diabetes and other diseases also increase the demand for Smith & Nephew’s products. In addition, developing and newly industrialised countries are increasing their demands for advanced products driven by similar demographic and health issues as developed nations.

Smith & Nephew’s vision is to be the best in helping people regain their lives by improving and healing the human body. The Group believes that it can achieve this by setting and meeting ambitious performance targets, by constant innovation in products and services and by earning the trust of its stakeholders. The Group considers sustainability a journey, not an end point and is committed to that journey as an essential part of its long-term strategy.

16	2010 Annual Report

EMPLOYEES

The average number of full-time equivalent employees in 2010 was 10,172, of whom 1,625 were located in the UK, 4,247 were located in the US and 4,300 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment:

	2010	2009	2008
Orthopaedics	5,045	4,853	4,840
Endoscopy	2,134	1,888	1,849
Advanced Wound Management	2,993	3,023	3,068
	10,172	9,764	9,757

Where the Group has collective bargaining arrangements in place with labour unions, these reflect local market circumstances.

Smith & Nephew operates share option plans that are available to the majority of employees (for further information see Note 25 of the Notes to the Group Accounts). The Group has no share plans in which shares have rights with regard to control of the Company that are not exercisable directly by employees.

2010 Annual Report	17

RISK

Management of Risk

As an integral part of planning and review, Group management and management of each of the GBUs seek to identify the risks involved in the business, the probability of those risks materialising, the impact if they do materialise and the actions being taken, and to be taken, to manage and mitigate those risks. Internal audit reviews and reports on the effectiveness of the operation of the risk management process. The Group Risk Committee meets twice a year to review the major risks identified by the GBUs and Group management and any mitigating actions being taken. As appropriate, the Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. The Risk Committee reports to the Board on an annual basis detailing all principal risks categorised by potential financial impact on profit and share price. In addition, the risks considered to be most significant to the Group are reported to the Board on a regular basis. These reports include details of new, key or significantly increased risks, the senior management who have primary responsibility for managing each of these risks along with actions they have put in place to mitigate such risks.

RISK FACTORS

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The factors listed below could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here, that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

Strategic Risk

Highly Competitive Markets

The Group’s business units compete across a diverse range of geographic and product markets. Each market in which the business units operate contains a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a possibility of further consolidation of companies, which could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected sales growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base and this trend is expected to continue. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in market share in any of the Group’s business areas, which could adversely affect Smith & Nephew’s results of operations and hinder its growth potential.

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

18	2010 Annual Report

External Risk

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

Pricing of the Group’s products is governed in most major markets largely by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on sales and operating profit. In particular, recent changes to the health care legislation in the US are due to impose significant taxes on medical device manufacturers from 2013. There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate health care, including extensive and complex rules in the US. Failure to do so could result in fines or loss of future funding.

World Economic Conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group’s products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during adverse macro-economic conditions.

During 2010, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressures and significant declines in capital equipment expenditures at hospitals. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

Political Uncertainties

The Group operates on a worldwide basis and has distribution channels, purchasing agents and buying entities in over 90 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding import quotas, taxation or other matters could adversely affect the Group’s turnover and operating profit. War, terrorist activities or other conflict could also adversely impact the Group.

Currency Fluctuations

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. In 2010, 43% (2009 – 44%) of Group revenue arose in the US, 26% (2009 – 27%) in Continental Europe, 24% (2009 – 21%) in Africa, Asia, Australia, Canada, New Zealand and Latin America, and 7% (2009 – 8%) in the UK.

The Group’s manufacturing cost base is situated principally in the US, the UK, China and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currencies of the Group’s selling operations, particularly the Euro, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected.

Stock Market Valuations

Changing market conditions, both within the medical devices sector and in stock prices in general, may lead to volatility in the share price, or a stock market valuation of the Group which is materially less than the Group’s intrinsic value. This may lead to difficulties in making acquisitions, an increased vulnerability to takeovers at below intrinsic value, and loss of value for our shareholders.

2010 Annual Report	19

Operational Risk

Manufacturing and Supply

The Group’s manufacturing production is concentrated at 11 main facilities in Memphis, Tennessee, Mansfield, Massachusetts and Oklahoma City, Oklahoma in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tüttlingen in Germany, Alberta in Canada and Suzhou and Beijing in China. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

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

The Group uses a variety of information systems to conduct its manufacturing, supply and selling operations. An unrecoverable fault in one of these systems could disrupt trading in certain markets and locations.

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

Proprietary Rights and Patents

Due to the technological nature of medical devices and the Group’s emphasis on serving its customers with innovative products, the Group has been subject to patent infringement claims and is subject to the potential for additional claims.

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to pay damages, develop non-infringing products or obtain licences to the products which are the subject of such litigation, thereby affecting the Group’s growth and profitability. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group’s business interests. If Smith & Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

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

20	2010 Annual Report

Compliance and Reporting Risk

Regulatory Compliance in the Healthcare Industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. In the UK, a new Bribery Act was adopted in 2010 that will increase risks for companies that allow improper conduct on their behalf. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See “Legal Proceedings”. Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers could be restricted.

Regulatory Approvals and Controls

The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution, marketing and sale of its products, particularly in the US, Europe and China. Such controls have become increasingly demanding and costly to comply with and management believes that this trend will continue. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in most countries in which the Group operates, although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a lengthy process, particularly if materials are employed which have not previously been used in similar products. In the US, the 510(k) process by which many of the Group’s products are cleared for sale may be revised in ways that could lead to delays or increased costs. See “Regulation”.

Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to company reputation.

Other Risk Factors

Smith & Nephew is subject to a number of other risks, which are common to most global medical technology groups and are reviewed as part of the Group’s risk management process.

EXCHANGE AND INTEREST RATE RISK AND FINANCIAL INSTRUMENTS

The Board of directors of the Company has established a set of policies to manage funding, currency and interest rate risks. Derivative financial instruments are used only to manage the financial risks associated with underlying business activities and their financing. See Note 20 of the Notes to the Group accounts for further details of these risks.

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered into to hedge sales and purchase transactions in foreign currency and interest rate exposures are accounted for as hedges. Changes in fair values of effective financial instruments would not affect the Group’s income statement immediately. The movements in the fair value of financial instruments that are not accounted for as hedges offset movements in the values of assets and liabilities and are recognised through the income statement. The net impact of these changes in fair value on the Group’s income statement is not significant.

2010 Annual Report	21

THIS PAGE INTENTIONALLY LEFT BLANK

22	2010 Annual Report

BUSINESS REVIEW, LIQUIDITY AND PROSPECTS

The Business Review, Liquidity and Prospects discusses the operating and financial performance of the Group, including the financial outlook and the financial resources of the Group, under the following headings:

The results for each year are compared primarily with the results for the preceding year.

2010 Annual Report	23

BUSINESS OVERVIEW

Smith & Nephew’s operations are organised into three primary business units that operate globally: Orthopaedics, Endoscopy and Advanced Wound Management. Smith & Nephew believes that its businesses have opportunities for strong growth due to its markets benefiting from an ageing population, an increase in active lifestyles, trends toward less invasive medical procedures and the increasing demand in emerging markets.

Revenue by business segment as a percentage of total revenue was as follows:

	2010%	2009%	2008%
Orthopaedics	55	57	57
Endoscopy	22	21	21
Advanced Wound Management	23	22	22
Total revenue	100	100	100

Revenue by geographic market as a percentage of total revenue was as follows:

	2010%	2009%	2008%
United States	43	44	44
Europe (Continental Europe and United Kingdom)	33	35	36
Africa, Asia and Australia and Other America	24	21	20
Total revenue	100	100	100

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

The “constant currency exchange effect” is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales. This is measured as the difference between the increase in revenue translated into US Dollars on a GAAP basis (i.e. current year revenue translated at the current year average rate, prior year revenue translated at the prior year average rate) and the increase measured by translating current and prior year revenue into US Dollars using the prior year closing rate.

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

24	2010 Annual Report

Underlying growth in revenue in 2010 by business segment reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

		Reported growth %	Constant currency exchange effect %	Underlying growth %
Orthopaedics		3	(1)	2
Endoscopy		8	(1)	7
Advanced Wound Management		8	(1)	7
Total revenue		5	(1)	4
Underlying growth in revenue by business segment reconciles to reported growth in 2009 as follows:
		Reported growth %	Constant currency exchange effect %	Underlying growth %
Orthopaedics		(1)	2	1
Endoscopy		(1)	2	1
Advanced Wound Management		-	6	6
Total revenue		(1)	3	2

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

Trading profit in 2010 reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	Operating profit $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles and impairments $ million	Trading profit $ million
Orthopaedics	503	8	25	536
Endoscopy	197	2	1	200
Advanced Wound Management	220	5	8	233
Total	920	15	34	969

2010 Annual Report	25

Trading profit reconciles to operating profit in 2009 as follows:

	Operating profit $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million		Amortisation of acquisition intangibles and impairments $ million		Trading profit $ million
Orthopaedics	410	26	26		46		508
Endoscopy	169	-	5		15		189
Advanced Wound Management	144	-	11		5		160
Total	723	26	42		66		857
Trading profit by business segment as a percentage of total trading profit was as follows:
			2010%		2009%		2008%
Orthopaedics			55		59		62
Endoscopy			21		22		21
Advanced Wound Management			24		19		17
Total trading profit			100		100		100
Operating profit by business segment as a percentage of total operating profit was as follows.
			2010%		2009%		2008%
Orthopaedics			55		57		61
Endoscopy			21		23		23
Advanced Wound Management			24		20		16
Total operating profit			100		100		100

Adjusted Earnings per Ordinary Share

Adjusted earnings per Ordinary Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The most comparable financial measure calculated in accordance with IFRS is earnings per Ordinary share. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

Adjusted attributable profit is reconciled to attributable profit as follows:

			2010 $ million		2009 $ million		2008 $ million
Attributable profit for the year			615		472		377
Acquisition related costs			-		26		61
Restructuring and rationalisation expenses			15		42		34
Amortisation of acquisition intangibles and impairments			34		66		51
Taxation on excluded items			(10)		(26)		(30)
Adjusted attributable profit			654		580		493

Earnings per Ordinary share
Basic			69.3	¢	53.4	¢	42.6	¢
Diluted			69.2	¢	53.3	¢	42.4	¢
Adjusted: Basic			73.6	¢	65.6	¢	55.6	¢
Adjusted: Diluted			73.6	¢	65.5	¢	55.4	¢

26	2010 Annual Report

Trading Cash Flow and Trading Profit to Cash Conversion Ratio

Growth in trading cash flow and improvement in the trading profit to cash conversion ratio are measures which present the trend growth in the long-term cash generation of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term performance.

Trading cash flow is defined as cash generated from operations less net capital expenditure but before acquisition related cash flows, restructuring and rationalisation cash flows and cash flows arising from legal disputes and uninsured losses. Trading profit to cash conversion ratio is trading cash flow expressed as a percentage of trading profit.

The Group presents those measures to assist investors in their understanding of trends. The Group’s internal financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans) focuses on cash generation before these items. Trading cash flow and trading profit to cash conversion ratio are non-GAAP financial measures.

Trading cash flow reconciles to cash generated from operations, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2010 $ million	2009 $ million	2008 $ million
Cash generated from operations	1,111	1,030	815
Less: Capital expenditure	(315)	(318)	(292)
Add: Cash received on disposal of fixed assets	8	-	3
Add: Acquisition related expenditure	-	22	48
Add: Restructuring and rationalisation related expenditure	16	32	28
Add: Macrotexture expenditure	5	5	10
Trading cash flow	825	771	612
Trading Profit	969	857	776
Trading profit to cash conversion ratio (%)	85%	90%	79%

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

For a description of the impact on each business unit refer to the Market and Competition sections under ‘Business Description’ on pages 4 to 9.

Innovation

The Group must continually develop its existing and new technologies and bring new products to its customers to drive sales growth. Expenditure on research and development in 2010 represented approximately 4% (2009 – 4%) of Group revenue. The focus of Smith & Nephew’s innovation is to create new products and surgical techniques with distinct advantages in clinical performance and cost-effectiveness benefits for clinicians, patients and healthcare providers.

2010 Annual Report	27

Currency Movements

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group manages the impact of exchange rate movements on sales and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year.

The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. This exposure is offset partly because the Group incurs interest in currencies other than US Dollars on its indebtedness denominated in currencies other than US Dollars. See “Financial Position, Liquidity and Capital Resources” on page 39.

Governmental economic, fiscal, monetary and political policies and factors that materially affect the Group’s operations or investments of shareholders are discussed in “Regulation,” “External Risk”, “Compliance and Reporting Risk”, “Taxation information for shareholders” on pages 12, 19, 21 and 145-146, respectively, and elsewhere in this Annual Report.

Critical Accounting Policies

The Group’s significant accounting policies are set out in Note 2 of the Notes to the Group Accounts. Of those, the policies which require the most use of management’s judgment are as follows:

Inventories

A feature of the Orthopaedics business (whose finished goods inventory makes up approximately 78% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

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

Retirement Benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, operating profit and other finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example as of 31 December 2010, a 0.5% increase in discount rate would have reduced the combined UK and US pension plan deficit by $84m whilst a 0.5% decrease would have increased the combined deficit by $93m. A 0.5% increase in discount rate would have decreased profit before taxation by $2m whilst a 0.5% decrease would have increased it by $2m. A one year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would have increased the combined deficit by $33m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The discount rate is determined by reference to market yields on high quality corporate bonds, with currency and term consistent with those of the liabilities. In particular for the UK and US, the discount rate is derived by reference to a AA yield curve derived by the Group’s actuarial advisers.

See Note 33 of the Notes to the Group Accounts for a summary of how the assumptions selected in the last five years have compared with actual results.

28	2010 Annual Report

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

2010 YEAR

The following discussion and analysis is based upon, and should be read in conjunction with, the Group Accounts of Smith & Nephew included elsewhere in this Annual Report.

Financial Highlights of 2010

Group revenue was $3,962m for the year ended 31 December 2010, representing a 5% growth compared to 2009. This comprised of underlying revenue growth of 4% and favourable currency translation of 1%.

Profit before taxation was $895m in 2010, compared with $670m in 2009. Attributable profit was $615m compared to $472m in 2009. Adjusted attributable profit (calculated as set out in “Selected Financial Data”) rose 13% to $654m in 2010, from $580m in 2009.

Basic earnings per Ordinary Share were 69.3¢, compared to 53.4¢ for 2009. EPSA (as set out in “Selected Financial Data”) was 73.6¢ in 2010 compared to 65.6¢ for 2009, representing a 12% increase.

Fiscal 2010 Compared with Fiscal 2009

The following table sets out certain income statement data for the periods indicated:

	2010 $ million	2009 $ million
Revenue (i)	3,962	3,772
Cost of goods sold (ii)	(1,031)	(1,030)
Gross profit	2.931	2,742
Marketing, selling and distribution expenses (iii)	(1,414)	(1,351)
Administrative expenses (iv)	(446)	(513)
Research and development expenses	(151)	(155)
Operating profit (i)	920	723
Net interest payable	(15)	(40)
Other finance costs	(10)	(15)
Share of results of associates	-	2
Profit before taxation	895	670
Taxation	(280)	(198)
Attributable profit for the year	615	472

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 32 to 34.
(ii)	In 2010 no restructuring and rationalisation expenses and no acquisition related costs were charged to cost of goods sold (2009 – $15m of restructuring and rationalisation expenses and $12m of acquisition related costs).
(iii)	2010 includes $3m of restructuring and rationalisation expenses. No acquisition related costs were charged to Marketing, selling and distribution in 2010. (2009 – $7m of acquisition related costs and $10m of restructuring and rationalisation expenses).
(iv)	2010 includes $12m of restructuring and rationalisation expenses and $34m relating to amortisation of acquisition intangibles and impairments (2009 – $7m of acquisition related costs, $17m of restructuring and rationalisation expenses and $66m relating to amortisation of acquisition intangibles and impairments).

2010 Annual Report	29

Transactional and Translational Exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro decreased from $1.39 to $1.32 (5%), Sterling decreased from $1.56 to $1.54 (1%), the Swiss Franc increased from $0.92 to $0.96 (4%), the Australian Dollar increased from $0.78 to $0.92 (18%) and the Japanese Yen increased from ¥94 to ¥88 (6%).

The Group’s principal manufacturing locations are in the US (Orthopaedics and Endoscopy), Switzerland (Orthopaedics), UK (Advanced Wound Management and Orthopaedics) and China (Orthopaedics and Advanced Wound Management). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, purchases from the US became relatively more expensive for Europe and the UK and relatively less expensive for Australia, Japan and Switzerland. The Group’s policy of purchasing forward a proportion of its currency requirements mitigated the impact of these movements.

Revenue

Group revenue increased by $190m (5%) from $3,772m in 2009 to $3,962m in 2010. Underlying revenue growth was 4%, and a further 1% growth was attributable to favourable currency translation.

Orthopaedics revenues increased by $60m (3%), of which 2% was attributable to underlying growth, and 1% due to favourable currency translation. Endoscopy revenues increased by $64m (8%), of which 7% was attributable to underlying growth, and 1% due to favourable currency translation. Advanced Wound Management revenues increased by $66m (8%), of which 7% was attributable to underlying growth and 1% due to favourable currency translation.

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 32 and 34.

Cost of goods sold

Cost of goods sold increased by $1m to $1,031m from $1,030m in 2009. This represents 26% of revenue compared to 27% in 2009. During 2010, the Group has continued to deliver on its efficiency commitments, including our new Advanced Wound Management manufacturing facility in China and improved inventory management in Orthopaedics. Other factors contributing to the movement were the decrease of $15m in restructuring and rationalisation expenses and decrease of $12m in other acquisition related costs. Currency had little impact on the year on year movement.

Further margin analysis is included within the “Trading profit” sections of the individual business segments that follow on pages 32 to 34.

Marketing, selling and distribution expenses

These expenses increased by $63m (5%) to $1,414m from $1,351m in 2009. In line with increased revenue there has been a 4% underlying increase in advertising, marketing and selling costs. Unfavourable currency movements have contributed to the remaining 1% movement.

Administrative expenses

Administrative expenses decreased by $67m (-13%) to $446m from $513m in 2009. The principal factors contributing to the underlying movement of -14% were a $32m reduction in the amortisation and impairment charge of intangible assets, a $7m reduction in acquisition related costs and a decrease of $5m in restructuring and rationalisation expenses. This was partially offset by a 1% unfavourable movement in currency.

Research and development expenses

Expenditure as a percentage of revenue decreased by 0.3% to 3.8% in 2010 (2009 – 4.1%). The Group continues to invest in innovative technologies and products to differentiate itself from competitors.

Operating profit

Operating profit increased by $197m to $920m from $723m in 2009 comprising increases of $93m in Orthopaedics, $28m in Endoscopy and $76m in Advanced Wound Management.

30	2010 Annual Report

Net interest payable

Net interest payable reduced by $25m from $40m in 2009 to $15m in 2010. This is a consequence of the overall reduction of borrowings within the Group and a reduction in the applicable interest rates.

Other finance cost

Other finance costs in 2010 were $10m compared to $15m in 2009. This decrease is attributable to an increase in the expected return on pension plan assets.

Taxation

The taxation charge increased by $82m to $280m from $198m in 2009. The effective rate of tax was 31.3%, compared with 29.6% in 2009.

The tax charge was reduced by $10m in 2010 (2009 – $26m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, amortisation of acquisition intangibles and impairments. The effective tax rate was 30.8% (2009 – 27.9%) after adjusting for these items and the tax thereon.

Group Balance Sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2010 $million	2009 $million
Non-current assets	2,579	2,480
Current assets	2,154	2,071
Assets held for sale	-	14
Total assets	4,733	4,565
Non-current liabilities	1,046	1,523
Current liabilities	914	863
Total liabilities	1,960	2,386
Total equity	2,773	2,179
Total equity and liabilities	4,733	4,565

Non-current assets increased by $99m to $2,579m from $2,480 in 2009. Intangible assets and goodwill increased by $22m of which $65m related to additions of intangibles, $28m related to favourable currency translation and $2m of transfers. These were partially offset by $68m of amortisation and a $4m adjustment to contingent consideration. Property, plant and equipment increased by $34m comprising $250m of additions and $3m of favourable currency translation, partially offset by $203m of depreciation charge, $14m of disposals and $2m of transfers. Deferred tax assets and other non-current assets increased by $43m in the year.

Current assets increased by $83m to $2,154m from $2,071m in 2009. This was due to an increase in trade and other receivables of $78m and an increase in cash at bank of $15m. These increases were partially offset by a reduction in inventories of $10m.

Non-current liabilities decreased by $477m from $1,523m in 2009 to $1,046m in 2010. $448m of this decrease was due to the reduction of long-term borrowings. The net retirement benefit obligation decreased by $60m. This was largely due to the excess of pension contributions totalling $65m over the charge to the income statement in the year of $35m which gave rise to a net $30m reduction in the liability. In addition, there were actuarial gains totalling $26m. Other movements in non-current liabilities related to a reduction in deferred acquisition consideration of $27m due to settlement of the BlueSky Medical Group, Inc (“BlueSky”) deferred consideration, an increase of $38m in the deferred tax liability and an increase in provisions of $20m due to a change in the expected time frame to settlement which has resulted in a reclassification from current liabilities.

Current liabilities increased by $51m from $863m in 2009 to $914m in 2010. This was due to an increase in bank overdrafts and current borrowings of $12m, an increase in trade and other payables of $21m and an increase in current tax payable of $36m, offset by a decrease in provisions of $18m.

Total equity increased by $594m from $2,179m in 2009 to $2,773m in 2010. The principal movements were an increase of $615m due to attributable profit, currency translation and hedging gains of $53m, an increase of $26m relating to actuarial gains on retirement benefit obligations, offset by a decrease of $7m relating to deferred taxation and a decrease of $132m due to dividends paid during the year.

2010 Annual Report	31

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2010 $ million	2009 $ million
Revenue by business segment
Orthopaedics	2,195	2,135
Endoscopy	855	791
Advanced Wound Management	912	846
Total revenue	3,962	3,772
Revenue by geographic market
United States	1,707	1,664
Europe (Continental Europe and United Kingdom)	1,315	1,313
Africa, Asia, Australasia and other America	940	795
Total revenue	3,962	3,772
Trading profit by business segment
Orthopaedics	536	508
Endoscopy	200	189
Advanced Wound Management	233	160
Total trading profit	969	857
Operating profit by business segment
Orthopaedics	503	410
Endoscopy	197	169
Advanced Wound Management	220	144
Total operating profit	920	723

Orthopaedics

Revenue

Orthopaedics revenue increased by 3% to $2,195m from $2,135m in 2009. Of this increase, 2% is attributable to underlying growth and 1% is due to favourable currency movements.

In the US, revenue increased by $22m to $1,176m (2%), all of which was due to underlying growth. The main factors were the continued growth of products launched in the year including VERILAST and VISIONAIRE.

Outside the US, revenue increased by $38m to $1,019m (4%). This movement is attributable to underlying growth of 2% and favourable foreign currency translation of 2%.

Global knee revenue increased by $45m to $806m (6%), representing underlying revenue growth of 5% and favourable foreign currency translation of 1%. There has been continued pressure from the challenging environment on higher specification and early intervention hip and knee implant systems. Nevertheless, our knee franchise and in particular our LEGION Knee Systems delivered strong growth. This was driven by the FDA clearance to claim that VERILAST bearing technology for knee replacement provides wear performance sufficient for 30 years of actual use under typical conditions and by our VISIONAIRE Patient Matched Instrumentation sets.

Global hip revenue increased by $7m to $688m (1%), all of which was due to favourable foreign currency translation. In our hip franchise, both our traditional and new products have continued to perform well, led by the R3 Acetabular System. Sales of BIRMINGHAM HIP Resurfacing Systems have been weaker, but we are confident that our programme of reinforcing the superior clinical data with surgeons and patients will be effective.

Global trauma revenue increased by $20m to $434m (5%), representing underlying revenue growth of 3% and 2% favourable foreign currency translation. This improvement is attributable to management’s actions to provide additional support and training to the sales force.

In Clinical Therapies, EXOGEN Ultrasound Bone Healing System achieved double digit revenue growth for the year. Our joint fluid therapies franchise continues to perform well despite the increased competitive environment in the US. Early in 2010 we sold our niche pain management business and terminated our small spine distribution business in Germany, which reduced our Orthopaedics revenue growth by approximately 1%.

32	2010 Annual Report

Trading profit

Trading profit increased by $28m (6%) to $536m from $508m in 2009. Trading profit margin increased from 23.8% to 24.4%. This increase is due to cost management and further investment in improving the efficiency and effectiveness of the main processes, primarily in the cost of sales area.

Operating profit

Operating profit increased by $93m to $503m. This comprises the increase in trading profit of $28m discussed above, a $26m reduction in acquisition related costs, a reduction of $21m in the amortisation of acquisition intangibles and impairments and an $18m reduction in costs associated with the Earnings Improvement Programme (“EIP”).

Endoscopy

Revenue

Endoscopy revenue increased by $64m, or 8%, to $855m from $791m in 2009, comprising 1% favourable currency translation and 7% underlying growth.

In the US, revenue increased by $4m to $353m (1%), all of which represents underlying growth.

Outside the US, revenue increased by $60m to $502m (14%), of which 11% was underlying growth and 3% was due to favourable foreign currency translation.

Global revenue of knee and shoulder repair products increased by $46m to $391m (13%), of which 11% was underlying growth and 2% favourable foreign currency translation.

Revenue in the global resection products sector increased by $17m to $282m (7%), of which 6% represents underlying revenue growth and 1% of favourable foreign currency translation. The resection franchise benefited from the introduction of a new range of radio-frequency ablation probes early in the year.

Global Visualisation revenue reduced by $9m to $112m (-7%), of which -9% represents negative underlying growth, partially offset by 2% of favourable foreign currency translation. This decrease reflects the Group’s strategy to only focus on those capital items which are closely aligned with our core resection and repair businesses.

Trading profit

Trading profit increased by $11m (6%) to $200m from $189m in 2009. Trading profit margin decreased from 23.9% to 23.3%. This reflects the increased investment in product development and in the sales force, particularly in the US.

Operating profit

Operating profit increased by $28m to $197m from $169m in 2009. This comprises the $11m increase in trading profit set out above, a reduction of $14m in amortisation of acquisition intangibles and impairments and a $3m reduction in restructuring costs.

Advanced Wound Management

Revenue

Revenue increased by $66m, or 8%, to $912m from $846m in 2009, comprising 1% favourable currency translation and 7% underlying growth. A significant portion of the growth came from our Negative Pressure Wound Therapy (“NPWT”) product range, which we have continued to expand to offer customers a wide range of clinical options. Our Exudate and Infection Management franchises continue to benefit from new products and line extensions.

In the US, revenue increased by $17m to $178m (11%), all of which is attributable to underlying revenue growth.

Outside the US, revenue increased by $49m to $734m (7%). This is represented by an underlying growth of 6% and 1% of favourable foreign currency translation. European revenue increased by $6m to $454m (1%) of which 5% was underlying growth partially offset by 4% of unfavourable currency translation.

2010 Annual Report	33

Trading profit

Trading profit increased by $73m (46%) to $233m from $160m in 2009 and trading profit margin increased from 18.9% to 25.6%. The settlement in the year with the vendors of BlueSky Medical Group, Inc with regard to legal expenses in defending our NPWT intellectual property position increased trading profit by $25m. During the year, Advanced Wound Management also benefited from a full year’s production at the new manufacturing facility in China, reducing manufacturing costs.

Operating profit

Operating profit increased by $76m to $220m. This comprises the increase in trading profit of $73m and a reduction of $6m in restructuring and rationalisation costs partially offset by an increase of $3m in the amortisation of acquisition intangibles following the acquisition of Nucryst in December 2009.

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

Fiscal 2009 Compared with Fiscal 2008

The following table sets out certain income statement data for the periods indicated:

	2009 $ million	2008 $ million
Revenue (i)	3,772	3,801
Cost of goods sold (ii)	(1,030)	(1,077)
Gross profit	2,742	2,724
Marketing, selling and distribution expenses (iii)	(1,351)	(1,416)
Administrative expenses (iv)	(513)	(526)
Research and development expenses	(155)	(152)
Operating profit (i)	723	630
Net interest payable	(40)	(66)
Other finance costs	(15)	(1)
Share of results of associates	2	1
Profit before taxation	670	564
Taxation	(198)	(187)
Attributable profit for the year	472	377

(i)	Group revenue and operating profit are derived wholly from Continuing Operations and discussed on a segment basis on pages 37 to 38.
(ii)	2009 includes $15m of restructuring and rationalisation expenses and $12m of acquisition related costs (2008 – $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs).
(iii)	2009 includes $7m of acquisition related costs and $10m of restructuring and rationalisation expenses (2008 – $7m of acquisition related costs and $3m of restructuring and rationalisation expenses).
(iv)	2009 includes $7m of acquisition related costs, $17m of restructuring and rationalisation expenses and $66m relating to amortisation of acquisition intangibles and impairments (2008 – $31m of acquisition related costs, $13m of restructuring and rationalisation expenses and $51m amortisation of acquisition intangibles and impairments).

34	2010 Annual Report

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

A more detailed analysis is included within the Revenue sections of the individual business segments that follow on pages 37 and 38.

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

Further margin analysis is included within the “Trading profit” sections of the individual business segments that follow on pages 37 to 38.

Marketing, selling and distribution expenses

These expenses decreased by $65m to $1,351m from $1,416m in 2008. The decrease was largely driven by continuing focus on cost management, efficiencies achieved through the Earnings Improvement Programme and the impact of currency. These were partly offset by an increase in restructuring and rationalisation expenses of $7m.

Administrative expenses

Administrative expenses decreased by $13m to $513m from $526m in 2008, largely as a result of the focus on cost management and efficiency and the impact of currency. Other factors contributing to the movement were the decrease of $24m in other acquisition related costs, offset by an increase in the amortisation and impairment charge of intangible assets by $15m and an increase of $4m in restructuring and rationalisation expenses.

Research and development expenses

Expenditure as a percentage of revenue increased by 0.1% to 4.1% in 2009 (2008 – 4.0%). The Group continues to invest in innovative technologies and products to differentiate itself from competitors.

Operating profit

Operating profit increased by $93m to $723m from $630m in 2008 comprising, increase of $28m in Orthopaedics, $23m in Endoscopy and $42m in Advanced Wound Management.

2010 Annual Report	35

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

The tax charge was reduced by $26m in 2009 (2008 – $30m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, amortisation of acquisition intangibles and impairments. The effective tax rate was 27.9% (2008 – 30.6%) after adjusting for these items and the tax thereon. This is a lower rate than expected due to favourable progress in, and resolution of, certain historic issues.

Group Balance Sheet

The following table sets out certain balance sheet data for the years ended indicated:

	2009 $ million	2008 $ million
Non-current assets	2,480	2,523
Current assets	2,071	1,985
Assets held for sale	14	-
Total assets	4,565	4,508

Non-current liabilities	1,523	1,841
Current liabilities	863	968
Total liabilities	2,386	2,809
Total equity	2,179	1,699
Total equity and liabilities	4,565	4,508

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

Current liabilities decreased by $105m from $968m in 2008 to $863m in 2009. This was due to a decrease in bank overdrafts and current borrowings of $70m, a decrease in trade and other payables of $11m and decrease in current tax payable of $25m.

Total equity increased by $480m from $1,699m in 2008 to $2,179m in 2009. The principal movements were an increase of $472m due to attributable profit, an increase in currency translation and hedging gains of $62m, an increase of $41m relating to actuarial gains on retirement benefit obligations, offset by $10m relating to deferred taxation and $120m due to dividends paid during the year.

36	2010 Annual Report

Business Segment Analysis

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2009 $ million	2008 $ million
Revenue by business segment
Orthopaedics	2,135	2,158
Endoscopy	791	800
Advanced Wound Management	846	843
Total revenue	3,772	3,801
Revenue by geographic market
Europe (Continental Europe and United Kingdom)	1,313	1,398
United States	1,664	1,657
Africa, Asia, Australasia and other America	795	746
Total revenue	3,772	3,801
Trading profit by business segment
Orthopaedics	508	481
Endoscopy	189	166
Advanced Wound Management	160	129
Total trading profit	857	776
Operating profit by business segment
Orthopaedics	410	382
Endoscopy	169	146
Advanced Wound Management	144	102
Total operating profit	723	630

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

2010 Annual Report	37

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

38	2010 Annual Report

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow and Net Debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2010 $ million	2009 $ million	2008 $ million
Cash generated from operations	1,111	1,030	815
Net interest paid	(17)	(41)	(63)
Income taxes paid	(235)	(270)	(186)
Net cash inflow from operating activities	859	719	566
Capital expenditure (net of disposal of property, plant and equipment)	(307)	(318)	(289)
Acquisitions (net of cash acquired)	-	(25)	(16)
Plus settlement	-	137	-
Equity dividends paid	(132)	(120)	(109)
Proceeds from own shares	8	10	4
Issue of ordinary share capital	15	7	19
Treasury shares purchased	(5)	-	(193)
Change in net debt from net cash flow (see Note 27 of the Notes to the Group Accounts)	438	410	(18)
Facility fee	-	-	2
Exchange adjustment	13	(21)	(6)
Opening net debt	(943)	(1,332)	(1,310)
Closing net debt	(492)	(943)	(1,332)

The Group’s net debt decreased from $1,310m at the beginning of 2008 to $492m at the end of 2010, representing an overall decrease of $818m. Translation of foreign currency net debt into US Dollars had the effect of increasing net debt by $14m in the three-year period ended 31 December 2010. Closing net debt includes no currency swap liabilities (2009 – nil, 2008 – $4m).

Net Cash Inflow from Operating Activities

Cash generated from operations in 2010 of $1,111m (2009 – $1,030m, 2008 – $815m) is after paying out $5m (2009 – $5m, 2008 – $10m) of macrotextured claim settlements unreimbursed by insurers, $nil (2009 – $22m, 2008 – $48m) of acquisition related costs and $16m (2009 – $32m, 2008 – $28m) of restructuring and rationalisation expenses.

Capital Expenditure

The Group’s ongoing capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years, capital expenditure on tangible and intangible fixed assets represented approximately 8% of continuing Group revenue.

In 2010, gross capital expenditure amounted to $315m (2009 – $318m, 2008 – $292m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2010, $15m (2009 – $7m, 2008 – $27m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and Disposals

In the three-year period ended 31 December 2010, $41m was spent on acquisitions, funded from net debt and cash inflows. This comprised $25m for Nucryst, $14m for BlueSky and $2m for Plus. During 2009, the Group reached an agreement with the vendors of Plus Orthopedics Holdings AG to reduce the total original purchase price to CHF927m. This resulted in an additional cash inflow of $137m.

2010 Annual Report	39

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In December 2010 the Group reviewed and replaced its principal banking facilities ahead of their maturity in May 2012. The Group has reduced its $1,000m 5 year term loan to $500m with effect from 20 December 2010. Smith & Nephew has also cancelled its $1,500m multi-currency revolving loan facility and replaced it with a new 5 year $1,000m multi-currency revolving loan facility.

At 31 December 2010, the Group held $207m (2009 – $192m, 2008 – $145m) in cash and balances at bank. The Group has committed and uncommitted facilities of $1,511m and $332m respectively. Of the undrawn committed facilities totalling $884m, $7m expires in 2011 and $877m after two but within five years. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities. In addition, Smith & Nephew has finance lease commitments of $22m (of which $10m extends beyond five years).

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, the share buy-back programme (announced as suspended in November 2008), timing of capital expenditure and working capital fluctuations.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2011, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

The Group’s planned future contributions are considered adequate to cover the current under funded position in the Group’s defined benefit plans.

Further disclosure regarding borrowings, related covenants and the liquidity risk exposures is set out in Note 19 of the Notes to the Group Accounts. The Group believes that its borrowing facilities do not contain restrictions that would have significant impact on its funding or investment policy for the foreseeable future.

Going Concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the “Description of the Group” section on pages 3 to 21. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the “Business Review, Liquidity and Prospects” section set out on pages 23 to 40. In addition, the notes to the financial statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

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

Payment Policies

It is the Group’s and Company’s policy to ensure that suppliers are paid within agreed terms. At the year-end the Company had no trade creditors.

40	2010 Annual Report

LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but with the possible exception of those detailed below, management believes none of them will result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed the provision or will not have a significant impact on the Group’s results of operations or financial condition in the period in which they are realised.

Product Liability Claims

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost to date related to this matter is approximately $212m. The Group has sought recovery from its insurers.

To date the primary insurance carrier has paid $60m in full settlement of its policy liability. An additional $22m was received from a successful legal settlement. At 31 December 2010, at least $133m remains due, and the Group has sought coverage from five excess insurance carriers. However, these excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US District Court for the Western District of Tennessee, and trial is expected to commence in 2012.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $20m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, there can be no assurance on this point.

The Group faces other claims from time to time for alleged defects in its products and has on occasion recalled products to minimise risk of harm or claims. The Group maintains product liability insurance subject to limits and deductibles that management believes are reasonable.

Business Practice Investigations

In March 2005 the US Attorney’s Office in Newark, New Jersey issued subpoenas to the five largest sellers of hip and knee implants to US orthopaedic surgeons, including the Group’s Orthopaedic business, asking for information regarding arrangements with orthopaedic reconstructive surgeons. In September 2007, the Group (and the other four companies involved) settled the charges that could have resulted from this investigation, without admitting any wrongdoing as part of the settlement. At the same time, the Group entered into a Corporate Integrity Agreement with the Office of the Inspector General (“OIG”) of the US Department of Health and Human Services which requires certain compliance efforts. This agreement is in effect for five years, until September 2012. If the Group meets its terms, the OIG will not attempt to exclude it from receiving Medicare payments for its products. The Group has devoted substantial effort to comply with this agreement and to enhance its compliance programme across all of its business units.

In September 2007, the SEC notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (“FCPA”) in connection with the sale of products in certain foreign countries. The US Department of Justice subsequently joined the SEC’s request. The Group is cooperating fully with the US Department of Justice and the SEC regarding these matters, has conducted a broader review on its own initiative, and has disclosed to them information indicating that at least one independent distributor of its products may have made payments that could have FCPA implications. The Group is engaged in discussions to resolve these matters which might include a settlement by which the Group would pay certain amounts and submit to compliance reporting and oversight obligations. There is no assurance that a settlement will be reached, however.

Intellectual Property Disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and, in some cases, breach of licence agreement. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

Since the Group’s entry into the negative pressure wound therapy business in 2007, Kinetic Concepts, Inc. (“KCI”) has pursued claims of patent infringement against the Group in the US, UK, Germany and other jurisdictions. In one case in the US District Court for the Western District of Texas a jury found that KCI’s patents were valid but not infringed by the Group. That ruling was upheld on appeal in February 2009. In a subsequent case in the same court, relating to the Group’s foam product, a jury concluded in March 2010 that KCI’s asserted patents were valid and infringed. But the court determined the relevant patent claims were invalid and entered judgement in favour of the

2010 Annual Report	41

Group. KCI has appealed the court’s judgement. If KCI were to prevail, the Group could be prevented from selling that foam product in the US until patent expiration in 2014. KCI has also pursued patent infringement claims in certain countries relating to pumps, canisters and other negative pressure wound therapy accessories.

The Group has won jury verdicts against Arthrex Inc., (“Arthrex”) for infringement of the Group’s patents relating to suture anchors (in the US District Court for Oregon) and femoral fixation devices for ACL reconstruction (in the US District Court for the Eastern District of Texas). Arthrex appealed both decisions. The Oregon decision was reversed on appeal and remanded to the District Court for a new trial, scheduled to begin in June 2011.

In a case filed in September 2008 in the US District Court for the Western District of Tennessee against the Group's US subsidiary, three individuals are seeking substantial royalty and other damages in connection with sales of certain products within the Group’s Orthopaedics business based on various legal theories including alleged breach of contracts entered into in 1988-1999 and patent infringement. The Group disputes these claims. Trial is expected to commence in 2012.

Other Matters

In April 2009, the Group was served with a subpoena by the US Department of Justice in Massachusetts requiring the production of documents from 1995 to 2009 associated with the marketing and sale of the Group’s EXOGEN bone growth stimulator. Similar subpoenas have been served on a number of competitors in the bone growth stimulator market. Around the same time a qui tam or “whistleblower” complaint concerning the industry’s sales and marketing of those products, originally filed in 2005 against the primary manufacturers of bone growth stimulation products (including Smith & Nephew), was unsealed in federal court in Boston, Massachusetts. A motion to dismiss that complaint was denied in December 2010.

In June 2010 the Group was served with another subpoena by the US Department of Justice in Massachusetts requiring the production of documents relating to the distribution of samples of the Group’s SUPARTZ joint fluid therapy product.

The Group is subject to country of origin requirements under the US Buy American and Trade Agreements Acts with regard to sales to certain US government customers. The Group has voluntarily disclosed to the US Veterans Administration and the US Department of Defense that a small percentage of the products sold to the US government in the past, primarily from the Orthopaedics business, may have originated from countries that are not eligible for such sales except with government consent. Government auditors subsequently conducted an on-site visit at the Group’s Orthopaedics business. In December 2008, three months after our initial voluntary disclosure, a whistleblower suit was filed in the US District Court for Massachusetts alleging these violations. Smith & Nephew’s motion to dismiss the suit was denied in November 2010.

42	2010 Annual Report

OUTLOOK AND TREND INFORMATION

The discussion below contains certain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well placed”, “believe”, “estimate”, “target”, “consider”, and similar expressions are generally intended to identify forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties and other important factors that could cause actual results to differ materially from those projected in forward-looking statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals; reimbursement decisions or other government actions; products defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and depositions and our success in integrating acquired businesses; and numerous other matters which affect us or our markets, including those of a political, economic business or competitive nature.

For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, can be found under “Risk Factors” within this document.

Information regarding the recent and longer term market growth trends is given for each of the Group’s global business units in the relevant ‘Market and Competition’ sections under Business Description on pages 4 to 9.

The Group has delivered another strong performance, with the majority of businesses outperforming their respective markets. The current market challenges are well understood. The Group is meeting them by supplying innovative products which offer clinical and cost benefit for our customers and continuing to execute efficiency programmes across our businesses. The long-term growth drivers underpinning the Group’s industry – including demographics, emerging markets and patients desire to return to an active life – remain strong.

During 2011, the Group expects Orthopaedic Reconstruction to grow at above the market rate, as the momentum in our knee franchise is expected to continue. In Orthopaedic Trauma the Group made substantial improvements in 2010 and are committed to sustaining this performance. In Endoscopy the Group expects to achieve above market growth in Arthroscopy (sports medicine), driven by the repair product segment. In Advanced Wound Management the Group believes it will continue to grow at above the market rate.

The Group made further trading margin progress during 2010, achieving a trading profit margin of 23.9% (before the benefit of the BlueSky settlement), and continues to see many areas in our businesses which offer further efficiencies. The Group also sees an increasing number of investment opportunities to drive top line growth, both geographically and in new products. The Group is taking advantage of these opportunities and anticipates that in the short to medium term the cost of these investments will broadly offset our further efficiency savings.

The Group believes it has a clear, balanced, plan for the future, based on the same strategic pillars which have maintained growth and investment during the recent global cyclical downturn, while delivering significant margin improvement. We are confident that, by offering our customers the right product, at the right time with the right value proposition, we are positioned to continue to deliver long term growth.

2010 Annual Report	43

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2010 were as follows:

	Payments due by period
	Total $ million	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million
Debt obligations	677	53	498	126	-
Finance lease obligations	22	4	4	4	10
Operating lease obligations	166	53	59	33	21
Retirement benefit obligation	75	75	-	-	-
Purchase obligations	-	-	-	-	-
Capital expenditure	15	15	-	-	-
Other	33	33	-	-	-
	988	233	561	163	31

Other contractual obligations represent $33m of foreign exchange contracts. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2011 in respect of the Group’s defined benefits plans are: $38m for the UK (including $29m of supplementary payments), $30m for the US plan and $7m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2012 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its executive directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details on page 66.

The company does not have contracts or other arrangements which individually are essential to the business.

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

RELATED PARTY TRANSACTIONS

Except for transactions with associates (see Note 34 of Notes to the Group Accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

44	2010 Annual Report

CORPORATE GOVERNANCE STATEMENT

This section discusses Smith & Nephew’s structures and governance procedures.

The Board and Executive Officers	46
Governance and Policy	48
Accountability, Audit and Internal Control Framework	55

2010 Annual Report	45

THE BOARD AND EXECUTIVE OFFICERS

The Board of directors of Smith & Nephew as at 23 February 2011 comprised:

Director	Position	Initially elected or appointed
John Buchanan	Independent Non-Executive Chairman	3 February 2005
David J. Illingworth	Executive Director, Chief Executive	8 February 2006
Adrian Hennah	Executive Director, Chief Financial Officer	15 June 2006
Ian E. Barlow	Independent Non-Executive Director	5 March 2010
Geneviève B. Berger	Independent Non-Executive Director	5 March 2010
Dr. Pamela J. Kirby	Independent Non-Executive Director	1 March 2002
Brian Larcombe	Independent Non-Executive Director	1 March 2002
Joseph C. Papa	Independent Non-Executive Director	1 August 2008
Richard De Schutter	Independent Non-Executive Director	1 January 2001
Dr. Rolf W. H. Stomberg	Independent Non-Executive Director	1 January 1998

Directors’ Biographies

John Buchanan, Independent non-executive Chairman. John was appointed independent non-executive Deputy Chairman in 2005 and became Chairman in April 2006 and is Chairman of the Nominations Committee. He is Deputy Chairman of Vodafone Group Plc and a non-executive director of BHP Billiton. He was formerly Group Chief Financial Officer of BP plc.

David J. Illingworth, Chief Executive, joined the Group in May 2002 as President of Orthopaedics and was appointed a director and Chief Operating Officer in February 2006. In July 2007 he was appointed Chief Executive. He is a member of the Nominations Committee. Prior to joining the Group he held posts within GE Medical, as Chief Executive Officer of a publicly traded medical devices company, President of a respiratory/critical care company and President of a technology incubator company. He will be retiring from the Board at the end of the Annual General Meeting to be held on 14 April 2011.

Adrian Hennah, Chief Financial Officer, joined the Group and was appointed a director in June 2006. He was previously Chief Financial Officer of Invensys plc and held various senior positions within GlaxoSmithKline. Adrian will be appointed as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC, subject to shareholder approval at their respective Annual General Meetings, on 19 and 20 April 2011.

Ian E. Barlow, Independent non-executive director. Ian was appointed a director on 5 March 2010 and is Chairman of the Audit Committee. He is a non-executive director and Chairman of the Audit Committees of the PA Consulting Group and the Brunner Investment Trust, Chairman of Think London and the Racecourse Association and a non-executive director of Candy & Candy. Previously he was Senior Partner, London at KPMG.

Prof. Geneviève B. Berger, Independent non-executive director. Geneviève was appointed a director on 5 March 2010. She is Chief Research & Development Officer at Unilever plc and Unilever NV having previously served as a non-executive director. Previously, she has been Chairman of the Health Advisory Board for the European Commission and a Professor at the University of Paris and Le Pitié-Sapêtrière Teaching Hospital and Director General of the French Centre National de La Recherche Scientifique. Subject to her re-appointment by the shareholders, she will join the Ethics and Compliance Committee on 14 April 2011.

Dr. Pamela J. Kirby, Independent non-executive director. Pamela was appointed a director in March 2002 and is a member of the Remuneration and Ethics and Compliance Committees. She is non-executive Chairman of Scynexis Inc and a non-executive director of Informa plc, Novo Nordisk A/S and Victrex plc. Subject to her re-appointment by the shareholders, she will be appointed Chairman of the Ethics and Compliance Committee on 14 April 2011.

Brian Larcombe, Independent non-executive director. Brian was appointed a director in March 2002 and is a member of the Audit and Remuneration Committees. He is a non-executive director of gategroup Holding AG and Incisive Media Holdings Limited. Previously he was Chief Executive Officer of 3i Group plc.

Joseph C. Papa, Independent non-executive director. Joe was appointed a director in August 2008 and is a member of the Ethics and Compliance, Audit and Remuneration Committees. He is Chairman and Chief Executive of Perrigo Company. Previously he was Chairman and Chief Executive Officer of the Pharmaceutical and Technology Services segment of Cardinal Health Inc., and President and Chief Operating Officer of Watson Pharmaceuticals Inc. Subject to his re-appointment by the shareholders, he will be appointed Chairman of the Remuneration Committee on 14 April 2011.

46	2010 Annual Report

Richard De Schutter, Independent non-executive director. Richard was appointed a director in January 2001 and is Chairman of the Ethics and Compliance Committee and a member of the Audit, Nominations and Remuneration Committees. He is non-executive Chairman of Incyte Corporation and a non-executive director of Navicure Inc. and Slate Pharmaceuticals. Subject to his re-appointment by the shareholders, he will be appointed Senior Independent Director and cease to be Chairman of the Ethics and Compliance Committee on 14 April 2011.

Dr. Rolf W. H. Stomberg, Independent non-executive director and Senior Independent Director. Rolf was appointed a director in 1998 and is Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. He is Chairman of Lanxess AG and a non-executive director of Hoyer GmbH, Biesterfeld AG and Severstal OAO. He will cease to be Senior Independent Director and Chairman of the Remuneration Committee on 14 April 2011.

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

Mark Augusti, President of Biologics & Clinical Therapies. Mark joined the Group in 2003 as Vice President of Global Marketing for the Trauma Division, became President of Orthopaedic Trauma and Clinical Therapies in February 2006 and was appointed to his current role in January 2008. He previously worked for GE Medical Systems in the US and Asia. In 2009 Mark was also appointed to the board of Hutchinson Technology Inc. as an independent director.

John W. Campo, Chief Legal Officer. Jack joined the Group in June 2008. Prior to joining the Group he was employed by General Electric Company for 14 years in a variety of roles, including seven years with GE Healthcare (successor to GE Medical Systems) in the US and Asia.

Joseph DeVivo, President of Orthopaedics. Joe joined the Group in June 2007 as President of Orthopaedic Reconstruction and was appointed to his current role in May 2008. Prior to joining the Group, he held senior executive positions with RITA Medical Systems Inc., Computer Motion Inc. and United States Surgical, a division of Tyco Healthcare.

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

Kelvin Johnson, National Executive of China/President of Emerging Markets. Kelvin joined the Group in 1980 and has held a number of key roles within Smith & Nephew. His role as President of Emerging Markets was expanded during 2010 to lead the Group’s increased focus in China. Prior to joining Smith & Nephew, Kelvin worked at the Ford Motor Company.

Roger Teasdale, President of Advanced Wound Management. Roger joined the Group in 1989 and has held a number of key roles in businesses within Smith & Nephew, most recently as Senior Vice President of Advanced Wound Management. Roger was appointed to his current role on 1 May 2009.

Company Secretary

Susan Henderson, Company Secretary. Susan joined the Group in May 2009, prior to which she held a number of senior company secretarial positions at Amersham plc and Prudential plc.

2010 Annual Report	47

GOVERNANCE AND POLICY

Introduction

The Board continues to be committed to the highest standards of Corporate Governance and this report together with the Directors’ Remuneration Report explains how the provisions and principles of the FSA Listing Rules, Disclosure & Transparency Rules (“DTR”), the Combined Code on Corporate Governance (the “Code”) and the UK Corporate Governance Code (the “New Code”) have been applied throughout the year. The Company’s American Depositary Shares are listed on the NYSE and the Company is therefore subject to the rules of the NYSE as well as the US securities laws and the rules of the SEC applicable to foreign private issuers.

The Board considers that it has complied with all relevant provisions of the Code, the New Code, and the requirements of the SEC and NYSE throughout the year, except that the Nominations Committee is not comprised wholly of independent directors, as required by the NYSE, but consists of a majority of independent directors in accordance with the Code.

With effect from the Annual General Meeting in 2011, all directors will submit themselves for re-election at each Annual General Meeting in accordance with the New Code. Whilst the remaining provisions of the New Code do not currently apply to the Company, the Board considers that it does comply with the provisions of the New Code except that, although the Chairman and entire Board have endorsed and approved this corporate government statement, none of our directors use any part of the annual report to make personal statements.

In accordance with the Code, the following paragraphs describe Smith & Nephew’s Corporate Governance policies and procedures and how it applies the main Principles set out in section one of the Code.

The Board

The Board of directors of Smith & Nephew consists of a non-executive Chairman, two executive directors and seven independent non-executive directors. In 2010, the Board met on 10 occasions and individual attendance together with attendance at Board Committee meetings, is shown in the table on page 53. In addition to formal Board meetings, informal telephone updates are held between Board meetings to ensure that directors are kept up to date with matters affecting the Group.

Geneviève Berger and Ian Barlow joined the Board as independent non-executive directors on 5 March 2010.

On 10 February 2011, it was announced that Olivier Bohuon will be joining the Board as an Executive Director on 1 April 2011. He will offer himself for re-election by the shareholders at the Annual General Meeting and, subject to his re-appointment, will assume the position of Chief Executive Officer at the conclusion of the Annual General Meeting on 14 April 2011. David Illingworth will retire from the Board at the conclusion of the Annual General Meeting.

The Scope of the Board

The Board is responsible for the strategic direction, overall management of the Group and the long-term success of the Company. There is a formal schedule of matters reserved for its decisions which include the approval of certain policies, budgets, financing plans, large capital expenditure projects, acquisitions, divestments and treasury arrangements. Otherwise, it delegates the executive management of the Group to the Chief Executive and certain specific responsibilities to Board Committees, as described on pages 50 to 53. It reviews the key activities and performance of the businesses and considers and reviews the work undertaken by the Committees. Succession planning is regularly reviewed and appropriate measures are taken to ensure the Board has the appropriate balance of skills and experience necessary for a major global medical devices company.

Non-executive directors meet regularly prior to each Board meeting without management in attendance. The Senior Independent Director meets with the other non-executive directors annually to evaluate the performance of the Chairman. All directors have access to the advice and services of the Company Secretary, who is also responsible to the Board for ensuring that board and governance procedures are complied with. The appointment and removal of the Company Secretary is a matter for the Board as a whole. Board members individually and Board Committees may obtain independent professional advice, at the Company’s expense, where they judge it necessary in order to fulfil their responsibilities as directors. If directors are unable to attend a Board meeting or Board Committee meeting, they are advised of matters to be discussed and have an opportunity to make their views known to the Chairman or the Chairman of the relevant Committee prior to the meeting.

48	2010 Annual Report

The Role of Individual Directors

Whilst the Chairman and Chief Executive collectively are responsible for the leadership of the Group, there is a clear division of respective responsibilities which has been agreed by the Board. The Chairman’s primary responsibility is leading the Board including setting its agenda and ensuring its effectiveness, by encouraging constructive challenge. The Chief Executive is responsible for the performance, management and supervision of the Group in accordance with the strategy, policies, budgets and business plans approved by the Board. The Senior Independent Director is currently Rolf Stomberg, whose role includes consulting with members of the Board on issues relating to the Chairman and chairing meetings of the Nominations and Audit Committee in the absence of the Chairman or Chairman of the Audit Committee. He is available to shareholders if they have concerns that cannot be resolved through the normal channels of contact with the Chairman or Chief Executive. Rolf Stomberg will cease to be the Senior Independent Director on 14 April 2011, when Richard De Schutter will, subject to his re-appointment by shareholders, be appointed in his place. The role of the independent non-executive directors is to provide constructive challenge and to help develop proposals on strategy.

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

The Board recognises that a number of the independent non-executive directors have served on the Board for a period of time that might be considered to impact on their independence. The Board has thoroughly considered the independence of each of these long serving directors (Rolf Stomberg, Richard De Schutter, Pamela Kirby and Brian Larcombe) and has concluded that each continues to provide effective challenge both within and outside Board meetings. In 2010, Ian Barlow and Geneviève Berger were appointed non-executive directors on 5 March 2010, and the search for additional directors continued throughout 2010 and into 2011. It is intended that as and when new directors are appointed and have spent some time settling into the Company, some of the longer serving non-executive directors will step down. The Board believes that to provide continuity, it is useful for some non-executive directors to remain on the Board to assist in the period of transition.

Management of Conflicts of Interest

None of the directors or their connected persons has any family relationship with any other director or officer nor has a material interest in any contract to which the Company or any of its subsidiaries are or were a party during the year or up to 23 February 2011.

Each director has a duty under the Companies Act 2006 to avoid a situation in which he or she has or can have a direct or indirect interest that conflicts or possibly may conflict with the interests of the Company. This duty is in addition to the existing duty that a director owes to the Company to disclose to the Board any transaction or arrangement under consideration by the Company. The Company’s articles of association permit directors to authorise conflicts and potential conflicts in accordance with the Companies Act 2006 and to approve such situations. Directors inform the Board of any situations which may give rise to a conflict of interest as they arise and this information is recorded in the Company’s Register of Conflicts together with the date on which authorisation was given. On an annual basis, directors certify that the information contained in the register is correct. The Board has a procedure when deciding whether to authorise a conflict or potential conflict of interest. Firstly, only directors who have no interest in the matter under consideration are able to take the relevant decision. Secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. In addition, the directors may impose limits or conditions when giving authorisation if they think this is appropriate. During the year, one director identified situations which could give rise to conflicts of interest. Each of these situations was authorised by the Board, although no actual conflicts were identified.

Re-appointment of Directors

Under the Company’s articles of association, any director who has been appointed by the Board since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional director, holds office only until the conclusion of the next Annual General Meeting at which they are eligible for re-appointment by the shareholders. In accordance with the New Code, with effect from the Annual General Meeting to be held in 2011, all directors will retire with effect from the conclusion of each Annual General Meeting and offer themselves for re-election at that meeting. However, David Illingworth will not seek re-election at the Annual General Meeting to be held on 14 April 2011. The directors are subject to removal with or without cause by the Board or the shareholders.

2010 Annual Report	49

Board Development Programme

A number of training and development opportunities were identified for the Board during 2010. As in previous years, training focused mainly on increasing the Board’s understanding of the business and markets in which the Company operates. Throughout the year, each global business unit presented to the Board on its business and the current challenges it faced. These themes were explored in greater depth during the two day Strategy Review held in September. In November, the Board visited the headquarters of the Endoscopy business based in Andover, Massachusetts, meeting with the senior management team and major customers and receiving presentations on our products and processes. Two formal Board development sessions were also held which gave the Board technical briefings on, amongst other things, UK corporate governance requirements, the UK Bribery Act and remuneration trends and governance matters. Tailored induction programmes were also held for Geneviève Berger and Ian Barlow who joined the Board in 2010. These programmes included a series of site visits to some of our principal sites and one to one meetings with members of the senior management teams in the global business units and head office functions. All directors are encouraged to visit our principal sites and to meet with key members of staff to gain a more detailed understanding of particular areas of interest. The Chairman continues to keep the training and developmental needs of each director under review.

Review into the Effectiveness of the Board

Towards the end of 2010, the Board undertook a review of its effectiveness and the effectiveness of its key Committees. The review was led by the Chairman and facilitated by the Company Secretary and took the form of a series of one to one discussions between the Company Secretary and individual Directors. These discussions focused on certain areas identified in the previous effectiveness review.

The review concluded that the Board operated well under the effective leadership of the Chairman. There was constructive debate within the Boardroom and directors were kept well advised of and consulted on relevant matters arising between meetings. The Board welcomed the opportunity to meet and engage with members of the management team at site visits and at the Strategy Review. The Effectiveness Review recognised that a number of improvements had been made to processes and communications during the year and has identified further improvements to be made throughout 2011.

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

Audit Committee

The principal duties of the Audit Committee are:

•	Finance and Accounting :

-

to monitor the integrity of the Group’s accounts, ensuring that they meet statutory and associated legal and regulatory requirements; this includes reviewing significant financial reporting judgments contained in them, reports on compliance with accounting standards, appropriate accounting policies and practices and any changes to these, accounting and reporting issues, going concern assumptions and anti fraud programmes and controls;

-	to monitor announcements relating to the Group’s financial performance;

•	Internal Controls:

-	to monitor the effectiveness of internal financial controls and review compliance with s404 of the Sarbanes-Oxley Act 2002;

-	to review the operation of the Group’s risk management process;

-	to monitor the control environment mitigating compliance and quality management system risk

•	Audit:

-	to monitor and review the effectiveness of the Group’s internal audit function;

-

to monitor and review the external auditors’ performance, the effectiveness of the audit process and their independence, approving their terms of engagement, remuneration and ability to supply non-audit services and recommending for shareholder approval the appointment, re-appointment or removal of the external auditors, as appropriate;

50	2010 Annual Report

•	Whistleblowing:

-	to review the arrangements by which staff may raise complaints against the Group regarding financial reporting or other matters.

The members of the Audit Committee are Ian Barlow (Chairman and designated financial expert), Brian Larcombe, Richard De Schutter, Rolf Stomberg and Joseph Papa. Warren Knowlton served as Chairman of the Audit Committee up to 6 May 2010, when he retired from the Board. All members of the Audit Committee are considered to be independent in accordance with the Code and are qualified as financial experts as defined by the DTR, SEC and NYSE rules. The Chairman, Chief Executive and the Chief Financial Officer attend meetings of the Audit Committee by invitation but are not members of the Audit Committee.

The Audit Committee met five times during the year including discussions with the auditors, without management present.

For 2010, the Audit Committee considered quarterly reporting, the preliminary results and the Annual Report. Due consideration was given to compliance with accounting standards, appropriate accounting policies and practices, accounting and reporting issues, going concern assumptions and Section 404 of the Sarbanes-Oxley Act. The Audit Committee has also reviewed the appropriateness of the Group’s principal accounting policies, practices and judgments, including the identification of critical accounting policies which are those requiring the most use of management’s judgment which includes the valuation of inventories, impairment review of goodwill, intangible and tangible assets and the valuation of retirement benefits, contingencies and provisions. The Audit Committee also received a presentation from the Group Treasurer. During the year, the Audit Committee additionally took on responsibility for monitoring controls that mitigate quality management system risk.

During the year, no concerns were raised with the Audit Committee about possible improprieties in matters of financial reporting or other matters.

The Audit Committee reviewed the activities of the Internal Audit department, its programme of work and resourcing requirements. Specific activities of the Internal Audit department include; review of the internal controls over financial reporting (compliance with Section 404 of the Sarbanes – Oxley Act), assessing the operating effectiveness of the risk management process and review of other internal control processes, including regulatory compliance, quality management systems and the prevention and detection of fraud. The Audit Committee reviewed the Group’s approach to internal financial control, its processes, outcomes and disclosures and considered the Group’s risk management processes.

The Audit Committee also reviewed the work of the external auditors, Ernst & Young LLP, and received reports on the scope and outcome of the annual audit and management’s response. These reports included accounting matters, governance and control and accounting developments. In addition, the Audit Committee reviewed the audit, audit-related, tax and other services provided by the external auditors and ensured that all services provided by the external auditors were pre-approved in accordance with the Auditor Independence policy explained in greater detail on page 55. As part of the review into the services provided by the auditors, the Audit Committee reviewed the independence, objectivity and effectiveness of the external auditors and was satisfied that it was appropriate to recommend to the Board their reappointment.

Remuneration Committee

The members of the Remuneration Committee are Rolf Stomberg (Chairman), Pamela Kirby, Brian Larcombe (appointed to the Remuneration Committee on 7 September 2010), Richard De Schutter and Joseph Papa. Warren Knowlton also served on the Remuneration Committee up to 6 May 2010, when he retired from the Board. With effect from 14 April, Rolf Stomberg will cease to be Chairman of the Remuneration Committee and Joseph Papa will, subject to his re-appointment by the shareholders, be appointed Chairman in his place. All members of the Remuneration Committee are considered to be independent in accordance with the Code, the New Code and SEC and NYSE requirements.

The Remuneration Committee met four times during the year. The principal duties of the Remuneration Committee are reviewing:

•	the remuneration, including pension entitlements, of executive directors and executive officers;

•	the relationship between the remuneration of executive directors and that of other employees;

•	the competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	the performance targets for the incentive plan and long-term incentive plans and the performance against these targets; and

•	the operation of the long-term incentive plans, share option plans and performance related incentive plan, determining the participants and overall grant levels.

The activities of the Remuneration Committee throughout 2010 are described in greater detail in the Directors’ Remuneration Report on pages 59 to 71.

2010 Annual Report	51

Nominations Committee

The members of the Nominations Committee are John Buchanan (Chairman), David Illingworth, Rolf Stomberg and Richard De Schutter. Rolf Stomberg and Richard De Schutter are considered to be independent in accordance with the Code, the New Code and SEC and NYSE requirements. David Illingworth will cease to be a member of the Nominations Committee when he retires from the Board on 14 April 2011 and Olivier Bohuon will, subject to his re-appointment by the shareholders, be appointed in his place.

The Nominations Committee met eight times during the year and those meetings were attended by all members.

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

The principle work of the Nominations Committee in 2010 was to search for a Chief Executive Officer to replace David Illingworth, who had indicated his desire to retire as and when a suitable successor could be found. A thorough search was undertaken using the services of an external firm of headhunters and internal candidates were also considered. A number of meetings were held to define the role and the type of Chief Executive Officer required, to discuss potential candidates and, in 2011, finally to consider making a recommendation to the Board to appoint Olivier Bohuon.

The Nominations Committee also continued the process commenced in 2009 to search for new non-executive directors, recognising that a number of non-executive directors have served on the Board for periods of time which could give rise to questions about their continued independence. Ian Barlow and Geneviève Berger were appointed to the Board as non-executive directors in March 2010. The search however has continued for additional directors to fit the profiles prepared by the full Board in 2009. The services of a headhunting firm were utilised in this process and whilst a number of candidates were considered, no further appointments were made. The search will continue into 2011.

Should the need arise, the Senior Independent Director would oversee the process for the appointment of a new Chairman.

Ethics and Compliance Committee

The members of the Ethics and Compliance Committee are Richard De Schutter (Chairman), Pamela Kirby and Joseph Papa. All members of the Committee are considered to be independent in accordance with the Code, the New Code and SEC and NYSE requirements. David Illingworth, Chief Executive, attends every meeting. With effect from 14 April 2011, subject to their re-appointment by shareholders, Pamela Kirby will replace Richard De Schutter as Chairman of the Ethics and Compliance Committee and Geneviève Berger will join the Committee as an additional member.

The Ethics and Compliance Committee met four times during the year.

The principal duties of the Ethics and Compliance Committee are:

•	to review and approve Group policies as they relate to ethics and compliance matters;

•	to receive reports and review activities from executive and specialist groups managing ethical and compliance matters across the Group’s operations;

•	to review and approve implementation of ethics and compliance programmes;

•	to receive and review reports of audits and monitoring of ethics & compliance procedures and processes;

•	to review ethics and compliance best practice and continuous improvement programmes by reference to appropriate external reports and benchmarking;

•	to review, where appropriate, the Group’s internal communications and training in relation to ethics and compliance policies and procedures;

52	2010 Annual Report

•	to review the Group’s external communication and reporting in respect of ethics and compliance programmes and the operation of the Committee;

•	to review the integration of ethics and compliance procedures with the business risk management programme; and

•	to review and approve ethics and compliance strategy and plans.

During the year, the Ethics and Compliance Committee has:

•	monitored the continued roll-out of the Enhanced Global Compliance Programme;

•	reviewed progress in enhancing precautions with regard to third party sellers;

•

received reports from management in relation to progress made under the Enhanced Global Compliance Programme, the activities of the US and Global Compliance programmes and concerns raised through the Group’s hotline and other channels; and

•	considered the impact of the UK Bribery Act.

Board and Committee Attendance

The table below details attendance of directors at Board and Committee meetings held throughout the year:

	Board 10 meetings	Remuneration Committee 4 meetings	Audit Committee 5 meetings	Nominations Committee 8 meetings	Ethics and Compliance Committee 4 meetings
John Buchanan	10	-	-	8	-
David J. Illingworth	10	-	-	8	-
Adrian Hennah	10	-	-	-	-
Ian Barlow (i)	8	-	3	-	-
Geneviève B. Berger (i)	8	-	-	-	-
Pamela J. Kirby	10	4	-	-	4
Brian Larcombe (ii)	10	2	5	-	-
Warren D. Knowlton (iii)	2	1	3	-	-
Joseph C. Papa (iv)	9	4	5	-	4
Richard De Schutter	10	4	5	8	4
Rolf W. H. Stomberg (iv)	8	4	5	8	-

(i)	Joined the Board on 5 March 2010.
(ii)	Appointed to the Remuneration Committee on 7 September 2010.
(iii)	Resigned from the Board on 6 May 2010
(iv)	Attended all scheduled meetings and was unable to attend some meetings arranged at short notice because of prior commitments.

From time to time directors also attend Committee Meetings at the invitation of the Committee Chairman even if they are not members of the Committee in order to gain a better understanding of the activities of the Committee.

Liaison with Shareholders

The executive directors meet regularly with investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2010, the executive directors held meetings with institutional investors, including investors representing approximately 54% of the share capital as at December 2010. As part of this programme of investor meetings, during 2010, John Buchanan, the Chairman, met with investors representing 11% of the share capital. Over the last three years, he has met investors representing in aggregate 35% of the share capital. The Company’s website (www.smith-nephew.com) contains information of interest to both institutional investors and private shareholders, including financial information and webcasts of the results presentations to analysts for each quarter, as well as specific information for private shareholders relating to the management of their shareholding.

2010 Annual Report	53

Directors’ Indemnity Arrangements

Appropriate directors and officers liability insurance is in place and Deeds of Indemnity have been entered into between the Company and directors and certain directors of some subsidiary companies. The Deeds of Indemnity allow for indemnification of directors in respect of proceedings brought by third parties and for the Company to provide funds for directors’ ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. Individual directors would still be liable to pay any damages awarded to the Company in an action against them and to repay their defence costs to the extent funded by the Company if their defence were unsuccessful.

Share Capital

As at 23 February 2011, the Company’s total issued share capital with voting rights consisted of 892,091,804 Ordinary Shares of 20 US cents each. 61,720,798 Ordinary Shares are held in treasury and are not included in the above figure.

As at 23 February 2011, notification had been received from the undernoted persons under the DTR in respect of interests in 3% or more of the issued Ordinary Shares of the Company.

	Number of Shares	%
Capital Group of Companies Inc	44,594,320	5.05
Legal and General Group plc	44,704,245	5.02
Newton Investment Management Limited	44,337,465	4.98
BlackRock, Inc	42,101,761	4.73

Other than disclosed above, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Dividend

The Board has proposed a final dividend of 9.82 US cents per share which, together with the first interim dividend of 6.00 US cents, makes a total for 2010 of 15.82 US cents. The final dividend is expected to be paid, subject to shareholder approval, on 19 May 2011 to shareholders on the register of Members at the close of business on 3 May 2011.

Annual General Meeting

The Company’s Annual General Meeting is to be held on 14 April 2011 at 2pm at The Royal Society, 6-9 Carlton House Terrance, London, SW1Y 5AG. Notice of the meeting has been sent to all registered shareholders with an accompanying letter from the Chairman.

Directors’ Report

The Directors’ Report includes the following sections; “Description of the Group” (pages 3 to 21), “Business Review, Liquidity and Prospects” (pages 23 to 44), “Corporate Governance Statement” (pages 45 to 57), “Directors’ Remuneration Report” (pages 59 to 71) and “Investor Information” (pages 135 to 142).

Corporate Headquarters and Registered Office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0) 20 7401 7646. Website: www.smith-nephew.com.

54	2010 Annual Report

ACCOUNTABILITY, AUDIT AND INTERNAL CONTROL FRAMEWORK

Internal Control and Risk Management

The Board has overall responsibility for ensuring that the Group maintains an adequate system of internal control and risk management and for reviewing its effectiveness. The Internal Audit function and the Group Risk Committee consider and test effectiveness and report to the Audit Committee and to the Board respectively on their findings. The Board has reviewed the system of internal control, including financial control for the year ended 31 December 2010 and up to the date of approval of this Annual Report and Accounts. The Group’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Risk Committee

The members of the Risk Committee are the executive directors, certain senior executives and the Company Secretary. The Chairman of the Committee is the Chief Executive. As an integral part of planning and review, the management of each of the Global Business Units identifies the risks involved in their business, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage and mitigate those risks. The Risk Committee meets twice a year to review the major risks identified by the Global Business Units and any mitigating actions being taken. As appropriate, the Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. The Risk Committee reports to the Board on an annual basis detailing all significant risks categorised by potential financial impact on profit and share price and by likelihood of occurrence. Details of new, key or significantly increased risks along with actions put in place to mitigate such risks are reported to the Board as appropriate. The principal risks identified through this process are detailed in “Risk Factors” to be found on pages 18 to 21.

Audit Committee

The activities of the Audit Committee are described in greater detail in pages 50 to 51.

The Audit Committee reviews the Group’s approach to internal financial control and the operation of the risk management process. During 2010, the effectiveness of the Global Business Units’ systems to identify and manage material risks was evaluated and the findings were reported to the Audit Committee. No material weaknesses were identified in these systems.

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

Because of inherent limitations, internal controls over financial reporting may not prevent or detect all mis-statements. In addition, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2010 Annual Report	55

In accordance with the requirement in the US under s404 of the Sarbanes-Oxley Act, management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on its assessment, management has concluded and hereby reports that, as at 31 December 2010, the Group’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an audit report on the Group’s internal control over financial reporting as of 31 December 2010. This report appears on page 79.

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

The Chief Executive and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2010. Based upon, and as at the date of that evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures were effective.

Code of Conduct

The revised Code of Conduct approved by the Ethics and Compliance Committee was issued to all employees during 2010. The Code of Conduct sets out the basic legal and ethical principles for carrying out business and applies both to employees and those who act on the Group’s behalf. It sets out in detail how persons covered by the Code of Conduct are expected to interact ethically with healthcare professionals and government officials. It also covers the broader issues of ethics and compliance throughout the business and includes a code of business principles. A copy of the Code of Conduct can be found on the Group’s website (www.smith-nephew.com).

The Code of Conduct includes a whistle blowing policy which enables persons in all jurisdictions where the Group operates to contact the Group anonymously through an independent provider. All calls and contacts are investigated and the appropriate action taken, including reports to senior management or the Board where warranted.

Code of Ethics for Senior Financial Officers

The Board of directors has adopted a Code of Ethics for senior financial officers, which is available on the Group’s website (www.smith-nephew.com) and on request. It applies to the Chief Executive, Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2010 or up until 23 February 2011.

Principal Accountant Fees and Services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2010 $ million	2009 $ million
Audit	3	3
Audit related fees	-	-
Tax	2	2
Other	-	-
	5	5

Audit fees include fees associated with the annual audit and local statutory audits required internationally. A more detailed breakdown of audit fees may be found in Note 35 of the Notes to the Group Accounts.

56	2010 Annual Report

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

Auditors

Ernst & Young LLP have expressed their willingness to continue as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the Annual General Meeting as approved by the Audit Committee.

2010 Annual Report	57

THIS PAGE INTENTIONALLY LEFT BLANK

58	2010 Annual Report

DIRECTORS’ REMUNERATION REPORT

The Directors’ Remuneration Report (the “Report”) has been prepared in accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the “Regulations”) and meets the relevant requirements of the Financial Services Authority (“FSA”) Listing Rules. As required by the Regulations, a resolution to approve the Report will be proposed at the Annual General Meeting on 14 April 2011.

The Remuneration Committee Membership and Meetings

The members of the Remuneration Committee are Rolf Stomberg (Chairman) Pamela Kirby, Brian Larcombe (appointed to the Remuneration Committee on 7 September 2010), Joseph Papa and Richard de Schutter. Warren Knowlton also served as a member of the Remuneration Committee up to 6 May 2010, when he retired from the Board. With effect from 14 April 2011, Rolf Stomberg will cease to be Chairman of the Remuneration Committee and will be replaced by Joseph Papa. All members of the Committee are non-executive directors and are considered by the Board to be independent in accordance with the Combined Code, the UK Corporate Governance Code and the requirements of the SEC and the NYSE. The Company Secretary acts as secretary to the Remuneration Committee.

The Remuneration Committee met four times during the year and each meeting was attended by all members. In addition, the Remuneration Committee agreed on certain resolutions by e-mail when unable to meet physically.

At the request of the Remuneration Committee, the Chairman, John Buchanan, the Chief Executive, David Illingworth and various members of the Human Resources function were invited to attend meetings of the Remuneration Committee throughout the year. David Illingworth and the Human Resources function advise the Remuneration Committee on all aspects of the Group’s reward structures and policies and John Buchanan offers a valuable perspective given his experience on the Boards of other companies. None of these directors or officers is present for any discussion concerning their own remuneration.

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

The Role of the Remuneration Committee

The terms of reference of the Remuneration Committee are available on the Group’s website at www.smith-nephew.com.

The Remuneration Committee reviews:

•	The remuneration, including pension entitlements, of executive directors and executive officers;

•	The relationship between the remuneration of executive directors and that of other employees;

•	The competitiveness of executive remuneration using data from independent consultants on companies of similar size, technologies and international complexity;

•	The performance targets for the bonus plan and long-term incentive plans and the performance against these targets; and

•	The operation of the long-term incentive plans, share option plans and performance related bonus plan, determining the participants and overall grant levels.

Remuneration Policy

The remuneration policy as approved by the Remuneration Committee and the Board is designed to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and executive officers of a calibre that meets the Group’s needs to achieve its business objectives. The policy is designed to ensure that remuneration is firmly linked with the success of the Group and achievement against the Group’s key performance indicators, so that executive directors and executive officers are suitably incentivised to generate long-term and sustainable value for shareholders.

The Remuneration Committee has responsibility for determining the individual remuneration packages for the executive directors and executive officers of the Company, as detailed on page 51 of this Annual Report. In determining these remuneration packages, the Remuneration Committee has regard to the levels of pay and the structure of remuneration packages across the entire Group. The shape of the remuneration packages for the executive directors and executive officers is broadly similar to the remuneration packages for other

2010 Annual Report	59

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

The policies described in this Report have been applied throughout 2010 and it is intended that they will continue to apply throughout 2011. The Remuneration Committee will however continue to monitor its policies against evolving market practice and relevant guidance which is particularly relevant in the current economic climate.

The Remuneration Committee has a policy to consult with the Company’s major shareholders and relevant stakeholders prior to implementing any significant change to the remuneration policy and places great value in developing a transparent relationship on such matters.

Principal Components of Remuneration

The remuneration package for the Company’s senior executives, which includes the executive directors and executive officers, comprises the following elements:

•	Basic salary and benefits;

•	Annual incentive with a deferred element under the Deferred Bonus Plan;

•	Long-term incentives, comprising Performance Shares and Share Options; and

•	Pension entitlements.

As disclosed in last year’s Report, a full and detailed review of remuneration arrangements was carried out in 2009. A further detailed review was therefore not considered to be appropriate in 2010 as the Remuneration Committee wanted the opportunity to assess the effectiveness of the changes introduced in 2009, some of which were only implemented in 2010. During 2010 therefore, the Remuneration Committee continued to have regard to the latest developments in the economic and corporate governance environment, but proposed no further change to the overall structure of remuneration packages. The Remuneration Committee continues to aim for incentive arrangements which are firmly linked to the long-term success of the business and based on balanced measures of corporate performance. The Remuneration Committee believes that the changes implemented in 2009 and retained in 2010 continue to meet these objectives.

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

With effect from 1 April 2010, the Remuneration Committee agreed the following base salaries for the executive directors:

David Illingworth	$1,407,000
Adrian Hennah	£530,000

Following the annual review conducted in February 2011, the Remuneration Committee determined that with effect from 1 April 2011, David Illingworth’s base salary would remain unchanged in view of his impending retirement on 10 August 2011.

Adrian Hennah continues to make, what the Board considers, an excellent contribution as Chief Financial Officer. During 2010, he additionally took on responsibility for a number of significant aspects of the day to day handling of operational matters, beyond the remit of a conventional Chief Financial Officer. In particular:

•	Management of a number of initiatives to drive and achieve the Group strategy;

•	Responsibility for addressing operational improvements, including field efficiencies and inventory levels in the Orthopaedics global business unit;

•	Key role in establishing and driving margin improvement performance.

60	2010 Annual Report

He also continues to deliver outstanding individual performance and contribution to the Group. Following a review of market positioning and in light of his enhanced role, the Remuneration Committee believes that a re-rating of his base salary is appropriate. With effect from 1 April 2011, his base salary will therefore be £580,000, which is an increase of 9.4%.

On 10 February 2011, the appointment of Olivier Bohuon as an Executive Director from 1 April 2011 and Chief Executive Officer with effect from 14 April 2011 was announced. Olivier Bohuon’s base salary will be €1,050,000. Further details of his remuneration package are disclosed on page 66.

In common with our practice across the Group, the executive directors are each paid in their home currency.

The committee is mindful of salary increase for all employees when considering salaries for executive directors.

Average salary increases across the Group as a whole in 2011 will range between 2.5% and 3%.

b) Annual Incentive with Deferred Element under the Deferred Bonus Plan

An Annual Incentive Plan is operated across the Group. The plan is designed to encourage outstanding performance without promoting excessive risk taking in order to achieve a short term incentive opportunity.

Senior executives also participate in the Deferred Bonus Plan under which a proportion of their annual incentive (dependent upon their seniority in the organisation) is compulsorily deferred into shares which vest in equal annual tranches over three years, subject to the participant’s continued employment. No further performance conditions apply to these deferred shares. The Deferred Bonus Plan is designed to encourage executives to build up and maintain a significant shareholding in the Company to encourage them to behave and act like shareholders.

Executive directors and officers participate in the same Annual Incentive Plan and Deferred Bonus Plan although the targets and maximum levels are different reflecting their differing roles and levels of responsibility.

During 2010, the maximum annual incentive opportunity for executive directors was 150% of annual base salary with an incentive of 100% for on target performance. For executive officers, the maximum annual incentive opportunity was 140%. A proportion of the annual incentive earned at and above target is compulsorily deferred into shares as explained above. For executive directors, the amount deferred is one third and for executive officers it is one quarter. The maximum cash incentive opportunity is therefore 100% of salary for executive directors. There is no deferral of incentive for below target level performance. The maximum and target incentive awards for executive directors will remain unchanged in 2011.

The performance measures for the Annual Incentive Plan are linked to the four strategic pillars for success set out on page 4 of this Annual Report:

•	‘Customer led’: outperforming our served markets by focusing on our customers; anticipating and innovating to deliver on their needs.

•	‘Efficient’: delivering operating margin improvement and freeing up resources to invest in the business, through streamlining processes and systems re-engineering.

•	‘Investing for growth’: driving additional sales from new opportunities such as biologics, emerging markets and adjacent technologies.

•	‘Aligned’: aligning objectives across the business and developing our talent and organisation for consistent execution, through leveraging core functions and sharing best practices.

From these four strategic “pillars”, a scorecard has been developed for each Global Business Unit, which identifies the strategic imperatives for each part of the business. Employees across the Group have performance objectives which link into the business scorecard and ultimately into these four strategic pillars.

The incentive bonus in 2010 for executive directors was subject to performance measures relating to revenue (30% of incentive), trading profit/margin (30%) and trading cash flow (15%). The remaining 25% of the incentive payable was dependent on personal objectives. In respect of 2010, the annual incentives earned by the executive directors were as follows:

	Incentive paid in cash	Incentive deferred into an award over shares	Total Incentive as percentage of base salary
David Illingworth	$1,202,985	$602,196	128.3%
Adrian Hennah	£453,150	£226,840	128.3%

2010 Annual Report	61

Over the period, underlying revenue growth was 4%, underlying trading profit growth was 11%, trading margin improved by 180 bps and trading profit to cash conversion was 85%. Collectively, these performance measures triggered 60.5% of the maximum incentive and personal objectives triggered 25% of the maximum incentive for David Illingworth and 25% of the incentive for Adrian Hennah.

In 2011, the Annual Incentive Plan will remain linked to the four strategic pillars for success and the business scorecard. The performance measures will comprise revenue (30%), trading profit (30%) and trading cash flow (15%). The remaining 25% of the total incentive will be dependent on individual personal objectives.

c) Long-Term Incentives

The Group operates two main long-term incentive plans for executive directors: the 2004 Performance Share Plan and the 2004 Executive Share Option Plan. Annual awards of 150% of salary are made under the 2004 Performance Share Plan and annual grants of options at 100% of salary are made under the 2004 Executive Share Option Plan. In addition, there are some outstanding awards that were made under legacy plans no longer in operation. Performance shares are also awarded and options granted to executive officers and other senior executives under the 2010 Global Share Option Plan which was approved by shareholders in 2010.

(i) 2004 Performance Share Plan (PSP)

Under the 2004 Performance Share Plan, awards over shares are currently made to executive directors in the second half of the year. Awards are made to executive officers and other senior executives at the same time under the Global Share Plan 2010 and further details of this plan are given below.

The initial market value of awards made to executive directors in 2010 was equivalent to 150% of their base. The Remuneration Committee has agreed that for 2011 the level of these awards will remain the same.

Share awards under the 2004 Performance Share Plan will only vest if pre-determined levels of EPSA growth are achieved. In addition, in order to drive enhanced shareholder value and maintain close alignment of executive and shareholder interests, the number of shares delivered to executives may be increased subject to the achievement of superior Total Shareholder Return (“TSR”) measured against the major companies in the medical devices industry. There is no retesting. The Remuneration Committee believes that the combination of EPSA and TSR measures encourages executives to achieve outstanding performance both in absolute terms looking at the EPSA measurement and also in relative terms compared to our peers looking at the TSR measurement.

A relative EPSA measure was used for awards made in 2009 and 2010. The targets for growth in EPSA are related to growth of relevant markets, taking into account both volume and price changes in each of our major markets, and weighted according to our relative turnover in each of those markets to provide an estimate of “global market growth” calculated on an annual basis for each year of the plan. The actual EPSA growth over the three years will then be compared to the compounded EPSA growth targets to calculate the level of vesting. Global market growth is derived from a range of publicly available sources including individual competitor company press releases, quarterly results and analyst reports, as well as data purchased from a variety of industry surveys.

The following table sets out the performance measure used for awards made in 2010.

Annual Growth in EPSA over the three years ending 31 December 2012	Percentage of award vesting
Market Growth +2% per annum	25% – Threshold
Market Growth +5% per annum	50% – Target
Market Growth +8% per annum	100% – Maximum

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

If the Company’s TSR is positioned above median when compared with the TSR of medical devices companies, then the number of vested shares delivered to participants following the achievement of the EPSA targets will be increased by a multiplier as follows:

TSR Ranking within comparator group	Multiplier
Below or at Median	1.0x
Upper quartile	1.3x
Upper decile or above	1.5x

The multiplier increases on a straight line basis between the above points.

62	2010 Annual Report

TSR will be measured relative to a tailored sector peer group of medical devices companies. The companies in the comparator group for the awards made in 2010 are:

Arthrocare	KCI
Bard	Medtronic
Baxter	Nobel Biocare
Becton Dickinson	Nuvasive
Boston Scientific	Orthofix
Coloplast Group	Stryker
Conmed	St Jude Medical
Covidien	Synthes
Edwards Life Sciences Corp	Wright Medical
Johnson & Johnson	Zimmer

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

The performance measures to be used for the awards to be made in 2011 to executive directors under the 2004 Performance Share Plan will be on the basis of absolute measures of EPSA growth.

The following table sets out the performance measure which will be used for awards to be made in 2011.

Growth in EPSA over the three years ending 31 December 2013	Percentage of award vesting
EPSA growth of 15% (approximately 4.5% compounded annually over three years)	25% – Threshold
EPSA growth of 20% (approximately 6% compounded annually over three years)	50% – Target
EPSA growth of 30% (approximately 9% compounded annually over three years)	100% – Maximum

None of the award will vest if the growth in EPSA over three years is less than Threshold and the award will vest pro rata on a straight line basis between the points given in the table above if growth in EPSA is between these levels.

In addition, as in previous years, if the Company’s TSR is positioned above median when compared with the TSR of medical devices companies listed above, then the number of vested shares delivered to participants following the achievement of the EPSA targets will be increased by the multiplier as detailed in the table above.

The awards made in 2008 were subject to performance conditions determined in 2008. EPSA growth over the three years ending 31 December 2010, adjusted to take account of the suspension of the share buy back programme in 2008, was 45% and this meant that 27% of the award will vest on the third anniversary of the award, being 15 August 2011. Over the same period the Company was ranked 11th out of 21 companies in the medical devices comparator group which meant that a multiplier of 1 was applied to the number of shares vesting under the EPSA target with the result that the following awards will vest on 15 August 2011:

	Number of shares under award	Number of shares vesting
David Illingworth	168,810	45,578
Adrian Hennah	120,578	32,556

ii) Executive Share Options

Under the 2004 Executive Share Option Plan, share options are granted to executive directors in the second half of the year at the same time as awards are made under the 2004 Performance Share Plan. Share options are granted to executive officers and other senior executives at the same time under the Global Share Plan 2010 and further details of this plan are given below.

Under the rules of the 2004 Executive Share Option Plan, the maximum market value of options which may be granted in each year is equivalent to the base salary of the participant. These options are granted at an option price no less than the market value at the date of grant and would vest on a change of control.

Share options are exercisable up to ten years from the date of grant and are only exercisable if the performance conditions over a three year performance period are achieved, beginning with the year in which the share option is granted.

2010 Annual Report	63

The performance measurement for grants made in 2010 was based on Total Shareholder Return. If the Company’s TSR is positioned above median when compared with the TSR of certain medical devices companies over a three year period commencing 1 January 2010, then the options become exercisable as follows:

TSR Ranking within comparator group	Percentage of option vesting
Below or at Median	Nil
Median	33%
Upper Quartile	100%

Options vest on a straight line basis between these points. If the Company’s TSR performance is below median, no options vest. The comparator group is the same for the 2004 Performance Share Plan, outlined above.

The Company’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

Options granted in 2008 were subject to performance conditions determined in 2008. EPSA growth over the three years ended 31 December 2010, adjusted to take account of the suspension of the share buy-back programme in 2008, was 45% and this meant that 27% of the options granted will vest on 15 August 2011 as follows:

	Number of options granted	Number of options vesting
David Illingworth	112,540	30,385
Adrian Hennah	80,385	21,703

iii) 2004 Co-Investment Plan

The 2004 Co-Investment Plan was replaced by the Deferred Bonus Plan described above in 2009. No awards were therefore made in 2009, 2010 or will be made in future.

The 2004 Co-Investment Plan enabled executive directors, executive officers and certain senior executives to take part of their annual bonus in the form of shares. Under this plan, the participant elected the level of bonus to be used for this purpose up to a maximum of one half of the annual gross bonus capped at 20% of base salary. The net amount of the gross amount elected was then used to purchase shares. The shares were then matched by the Company depending on growth in EPSA performance over a three year period, provided the shares are held for three years and the participant remains employed. For awards made in 2008, the Remuneration Committee determined that no matching shares will vest for each share acquired with bonus as EPSA growth amounted to 45% over the three year performance period, which was below the threshold hurdle for this award.

iv) Restricted Stock Awards

No issues of restricted stock awards were made to executive directors in 2010. Restricted stock awards over a total of 82,305 shares were made to two executive officers in 2010 on their appointment to the Company or their promotion to executive officer level.

v) Global Share Plan 2010

The Global Share Plan 2010 was approved by shareholders at the Annual General Meeting held in 2010. Certain executives and key employees below executive directors are eligible to participate in this plan. The plan operates on the same basis across the world with a separate tax efficient schedule in the UK. The plan is flexible and capable of delivering performance shares with performance conditions mirroring those of the 2004 Performance Share Plan and share options without performance conditions, both on an annual basis. Restricted stock awards may also be granted under the plan on a “one-off” basis in particular circumstances. Executive directors are not generally able to participate in this plan.

Executive share options under all plans are offered at no less than the market value at the date of grant. These options would vest on a change of control.

d) Pensions

Pensions – UK

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

64	2010 Annual Report

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

Those commencing employment post-2002 either participate in the defined contribution plan to which the Company contributes 30% of basic salary or they receive a non-pensionable, non-bonusable salary supplement of 30% of basic salary. Death in service cover of seven times basic salary, of which four times salary is payable as a lump sum, is also provided. The non-pensionable salary supplement is also available to any executive director or executive officer who wishes to opt out of the defined pension plans for future service.

Pensions – US

US based executive directors and executive officers participate in either the defined benefit Smith & Nephew US Pension Plan or the defined contribution US Savings plan 401 (K) Plus. Under the US Pension Plan, pensions accrue at an annual rate of approximately one sixty-sixth of final pensionable salary up to a limit based on service of 53% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one half of the member’s pension on death. Normal retirement age under the plan is 65. For executives in the defined benefit US pension plan, a supplementary plan is used to enable benefits to be payable from age 62 without reduction for early retirement. A supplementary defined contribution plan is used to compensate for the earnings cap imposed by the US Internal Revenue Code and to provide additional retirement benefits.

Shareholding Requirements

Across the Group, senior executives are expected to build up and maintain a personal equity stake in the Company. Executive directors are required to accumulate a personal holding equivalent to 2 times their base salary and executive officers are required to accumulate a personal holding equivalent to 1.5 times their base salary. Senior executives are also required to accumulate a personal holding at differing levels depending upon their seniority. These holdings are expected to be accumulated within five years of the later of the date of their joining the company or the date they became eligible to join Senior Executive Share Plans. The personal equity stake includes ordinary shares or ADRs held by the senior executive or their immediate family members as well as the gain element in any vested but unexercised share options. The Remuneration Committee will take account of the extent to which these guidelines have been met when making future awards. Non-executive directors are expected to accumulate a personal holding in the Company equivalent to their annual basic fee within three years of their appointment.

As at 23 February 2011, David Illingworth holds shares to the value of 269% of his base salary and Adrian Hennah holds shares to the value of 190% of his base salary.

Total Reward Composition

The split between fixed and variable pay for the executive directors and executive officers in 2010 was as follows:

	Base Pay (fixed)	Annual Incentive (variable) earned in respect of 2010	Present economic value of long-term incentives (variable)
Executive directors	25%	32%	43%
Executive officers	31%	32%	37%

Retirement Arrangements for David Illingworth

On 10 February 2011 it was announced that David Illingworth would retire from the Board and as Chief Executive at the conclusion of the Annual General Meeting to be held on 14 April 2011. In accordance with the terms of his service contract he will continue to remain an employee of the Company up to 10 August 2011 and will receive the pay and benefits he currently receives. At the end of his period of employment, the Remuneration Committee will determine the level of bonus payable (if any) in respect of his service during 2011.

The treatment of David Illingworth’s outstanding awards under the Company’s annual and long-term incentive plans will be in accordance with the terms of the relevant scheme rules. Therefore, they will be pro-rated for time and vest at their normal vesting date subject to the applicable performance conditions.

2010 Annual Report	65

At the end of his period of employment, it is envisaged that David Illingworth will continue to be engaged by the Company in a consultancy capacity, advising and supporting Olivier Bohuon, on specific matters, as required. It is initially expected that this consultancy arrangement will be in place for a period of six months to 10 February 2012 for a fee of $90,000 per quarter. Such arrangement will be terminable on 30 days notice from either David Illingworth or the Company.

Remuneration Terms for Olivier Bohuon

On 10 February 2011, it was also announced that Olivier Bohuon would join the Board with effect from 1 April 2011 and would be appointed Chief Executive Officer at the conclusion of the Annual General Meeting to be held on 14 April 2011. Olivier Bohuon will receive a base salary of €1,050,000 and will participate in the Annual Incentive Plan, the 2004 Performance Share Plan and the 2004 Executive Share Option Plan on the same basis as Adrian Hennah, his fellow executive director, as detailed elsewhere in this Directors’ Remuneration Report. In addition, he will receive similar benefits and a contribution of 30% of his base pay into his pension arrangements. He will be employed under a service contract with a notice period of twelve months from the Company and six months from Olivier Bohuon on the same basis as described below.

On leaving his previous employment, Olivier Bohuon is required to repay a cash amount and forfeit unvested restricted stock. On joining the Company therefore, Olivier Bohuon will also receive a restricted stock award over 200,000 shares and a cash payment of €1,400,000 to enable him to repay the cash amount and to compensate him partially for the forfeited unvested shares. The restricted stock award will not be subject to performance conditions and will vest in three equal tranches over a period of three years following the date of award, subject to continued employment. In the event that he leaves the Company within 12 months of joining, he will be required to pay back the cash payment.

Service Contracts

Details of the service contracts for each of the executive directors, including their notice periods, are set out below. The notice period under executive directors’ service contracts is twelve months from the Company and six months from the executive director. No payment will be made in the case of dismissal for cause. On termination of the contract, the Company may require the executive director not to work his notice period and pay him an amount equivalent to the salary, pension and benefits he would have received had he been required to work his notice period. In addition, the Remuneration Committee has discretion to pay the executive director a proportion of the bonus he would have received had he been required to work his notice period. This discretion will only be exercised in exceptional circumstances and the Remuneration Committee will take into account their policy of not rewarding failure and the executive director will be required, where possible, to mitigate the loss. The Remuneration Committee may also enforce the non-compete clause in the executive director’s contract.

Following a change of control, in the event that an executive director’s employment is terminated or his responsibilities or duties are materially diminished, or there is a reduction in their overall salary and benefits package or a change in the location of his or her place of work within 12 months following such a change of control, the executive directors are entitled to receive 12 months base salary and 12 months bonus at target plus pension and benefits.

Executive director	Date of Service Contract	Effective Date	Expiry Date	Notice period from company
David Illingworth	29 June 2007	1 July 2007	27 October 2015	12 months
Adrian Hennah	1 February 2006	1 June 2006	12 November 2019	12 months

Executive directors may serve as a non-executive director of a maximum of one external company. Such appointments are subject to the approval of the Nominations Committee and any fees earned are retained by the executive director. Currently neither executive director holds such an appointment. Adrian Hennah will be proposed for election to the Boards of Reed Elsevier NV and Reed Elsevier PLC at their Annual General Meetings to be held on 19 and 20 April 2011 respectively.

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

Non-executive director fees were reviewed and increased in May 2010. Non-executive directors are paid a basic annual fee and the Chairmen of the Audit, Remuneration and Ethics and Compliance Committees and the Senior Independent Director receive an extra fee in

66	2010 Annual Report

recognition of their additional responsibilities. An additional fee is also payable to non-executive directors in cases where intercontinental travel is necessary to attend Board and Committee meetings. The fees currently paid to non-executive directors are as follows.

	Fee in UK Sterling	Fee in US Dollars	Fee in Euros
Basic Annual Fee	£60,000	$110,000	€80,250
Committee Chairman and Senior Independent Director Fee	£15,000	$27,000	€20,000
Intercontinental Travel fee (per meeting)	£3,000	$6,000	€4,500

The Chairman receives an all-inclusive fee of £375,000.

Directors’ Emoluments and Pensions

The following sections of the Report up to “Total Shareholder Return” have been audited by Ernst & Young LLP in accordance with the Regulations.

a) Salaries and Fees

	Salaries and fees	Benefits (i)	Annual Incentive (ii)	Salary Supplement in lieu of pensions	Total 2010 (iv)	Total 2009 (iv)
	Thousands
Chairman (non-executive)
John Buchanan	£373	-	-	-	£373	£350

Executive directors
David Illingworth	$1,407	$28	$1,203	(iii) $104	$2,742	$2,667
Adrian Hennah	£526	£21	£453	£157	£1,157	£1,128

Non-executive directors
Ian Barlow (v)	£70	-	-	-	£70	-
Geneviève Berger (v)	€83	-	-	-	€83	-
Pamela Kirby	£64	-	-	-	£64	£54
Warren Knowlton (vi)	$65	-	-	-	$65	$163
Brian Larcombe	£64	-	-	-	£64	£54
Joseph Papa	$134	-	-	-	$134	$146
Richard de Schutter	$158	-	-	-	$158	$158
Rolf Stomberg	€125	-	-	-	€125	€93

(i)	Benefits shown in the table above include cash allowances and benefits in kind.
(ii)	The amount shown is the cash element of the Annual Incentive Plan. A further amount, as shown on page 61 will be deferred into an award over shares in 2011. The total amount for 2009 is presented on the same basis.
(iii)	The amount provided under an international pension plan for David Illingworth is disclosed below.
(iv)	Total executive and non-executive directors’ emoluments for 2010 amounted to $6,044,000 (2009 – $5,740,000), excluding portion of incentive deferred.
(v)	Appointed on 5 March 2010.
(vi)	Retired on 6 May 2010.

2010 Annual Report	67

b) Pensions

	Accrued Pension as at 1 Jan 2010	Increase in accrued pension excluding inflation	Increase in accrued pension due to inflation	Accrued pension at 31 Dec 2010	Transfer value of accrued pension at 1 Jan 2010	Director’s contribution during 2010	Increase in transfer value over year less directors’ contribution	Transfer value of accrued pension at 31 Dec 2010
	$ thousands per annum				$ thousands
David Illingworth	3	-	-	3	19	-	1	20

$318,198 (2009 – $422,100) was provided under an International pension plan for David Illingworth.

No amounts have been paid to third parties in respect of executive directors’ services and no excess retirement benefits or compensation has been paid to past executive directors.

c) Directors’ Share Options

	Options as at 1 January 2010	Granted during 2010	Exercise price of options granted	Exercised during 2010	Lapsed during 2010	Options as at 31 December 2010	Average exercise price	Range of exercisable dates of options held at 31 December 2010
	(number)	(number)		(number)	(number)	(number)		(date)
David Illingworth
(i)	419,865	-	-	-	(43,098)	376,767	599p	05/07-08/18
(ii)	177,875	166,115	(iv) $42.35	-	-	343,990	$40.90	08/12-08/20
Total	597,740	166,115		-	(43,098)	720,757
Adrian Hennah
(i)	320,901	97,605	543p	-	(28,013)	390,493	534p	06/09-08/20
(iii)	2,107	3,351	461p	(2,107)	-	3,351	461p	11/13-04/14
Total	323,008	100,956		(2,107)	(28,013)	393,844

All options above were granted at prices below the market price at 31 December 2010 of 676.5p.

(i)	Options over Ordinary shares granted under 2004 Executive Share Option Plans.
(ii)	Options over ADSs granted under 2004 Executive Share Option Plans. Figures in the above table show the equivalent number of ordinary shares.
(iii)	Options granted under the UK ShareSave Scheme.
(iv)	Per ADS.

The range in the market price of the Company’s Ordinary Shares during the year was 537.5p to 696.5p and the market price at 31 December 2010 was 676.5p. The notional gain made by Adrian Hennah on his exercise of options during the year was £2,781 (2009 – £nil). In 2009 the gain made by David Illingworth on exercising share options was $347,820, no gain was made by David Illingworth in 2010.

On 11 February 2011, 73% of the options granted to David Illingworth and Adrian Hennah under the 2004 Executive Share Option plan lapsed following completion of the performance period. The remainder of options will vest and become capable of being exercised on the third anniversary of their grant in August 2011.

68	2010 Annual Report

d) Long-Term Incentive Plan Awards

Award type	Maximum number of shares awarded at 1 January 2010 (number)	Awards during the year (number)	Market price on award	Vested award (number)	Market price on vesting	Lapsed award (number)	Number of shares awarded at 31 December 2010 (number)	Latest performance period (date)
David Illingworth
(i) PSP	347,670	250,830	(iii) $42.07	(56,600)	(iii) $50.85	(24,260)	517,640	2012
(ii) PSP	252,346	-	-	(58,475)	674.5p	(25,061)	168,810	2010
RSA	81,300	-	-	(81,300)	651.5p	-	-	-
Total	681,316	250,830		(196,375)		(49,321)	686,450
Adrian Hennah
(ii) PSP	389,591	146,408	543.0p	(75,417)	676.5p	(32,323)	428,259	2012
Total	389,591	146,408		(75,417)		(32,323)	428,259

(i)	Awards made over ADSs under the 2004 Performance Share Plan and Performance Share Agreements. Figures in the above table show the equivalent number of ordinary shares.
(ii)	Awards made over ordinary shares under the 2004 Performance Share Plan and Performance Share Agreements.
(iii)	Per ADS.

On 11 February 2011, 73% of the awards granted to David Illingworth and Adrian Hennah in 2008 under the 2004 Performance Share Plan lapsed following completion of the performance period. The remainder of the awards will vest on the third anniversary of their grant in August 2011.

e) 2004 Co-Investment Plan Awards

The number of matched shares to be allocated to each executive director is subject to growth in EPSA over a three-year period. Details of the Plan can be found on page 64.

	Total matched awards as at 1 January 2010	Matched award vested during the year	Lapsed award	Total matched award at 2 x gross bonus held at 31 December 2010
David Illingworth	16,170	(8,085)	(8,085)	-
Adrian Hennah	58,298	(13,521)	(13,521)	31,256

No awards were made under this plan in 2010 or 2009.

100% of the Award granted to Adrian Hennah in 2008 under the 2004 Co-Investment Plan has lapsed.

f) Deferred Bonus Plan

The vesting of awards under the Deferred Bonus Plan is dependent upon continued employment within the Group throughout the three-year vesting period. Provided the condition of continued employment is met, one third of the total award will vest in each of the three years, on the award’s anniversary.

	Total as at 1 January 2010	Awarded during 2010	Vested during 2010	Total as at 31 December 2010
David Illingworth	51,658	60,900	(17,217)	95,341
Adrian Hennah	37,119	33,125	(12,371)	57,873

2010 Annual Report	69

Senior Management Remuneration

The Group’s administrative, supervisory and management body (“the senior management”) is comprised, for US reporting purposes, of executive directors and executive officers.

In respect of the financial year 2010, the total compensation (excluding pension emoluments but including cash payments under the performance related incentive plans) paid to the senior management for the year was $11,689,000 (2009 – $11,456,000, 2008 – $9,919,000), the aggregate increase in accrued pension benefits was $16,000 (2009 – increase of $9,000, 2008 – increase of $12,000) and the aggregate amounts provided for under the supplementary schemes was $1,141,000 (2009 – $1,179,000, 2008 – $507,000).

During 2010, senior management were granted options over 608,389 shares and 33,223 ADSs under the 2004 Executive Share Option Plans, Global Share Plan 2010 and employee ShareSave plans. Performance share awards were granted to senior management over 246,036 shares and 92,523 ADSs under the 2004 Performance Share Plan and the Global Share Plan 2010, 46,986 shares and 22,953 ADSs under the Deferred Bonus Plan and restricted stock awards over a total of 82,305 shares. As of 23 February 2011, the Senior Management (10 persons) owned 284,053 shares and 75,147 ADSs, constituting less than 0.1% of the issued share capital of the Company. Senior Management also held as of this date, options to purchase 1,917,581 shares and 77,298 ADSs, restricted stock awards over 82,305 shares and 5,549 ADSs, performance share awards over 544,086 shares and 196,736 ADSs awarded under the 2004 Performance Share Plan and the Global Share Plan 2010; and awards over 115,495 shares and 29,717 ADSs under the Deferred Bonus Plan.

Directors’ Interests

Beneficial interests of the directors in the Ordinary Shares of the Company are as follows:

	1 January 2010		31 December 2010		23 February 2011 (i)
Numbers	Shares	Options	Shares	Options	Shares	Options
John Buchanan	154,531	-	156,977	-	156,977	-
David Illingworth (ii)	172,005	597,740	326,828	720,757	326,828	638,602
Adrian Hennah	78,898	323,008	140,698	393,844	140,698	335,162
Ian Barlow	-	-	10,000	-	13,000	-
Geneviève Berger	-	-	-	-	-	-
Pamela Kirby	8,500	-	8,500	-	8,500	-
Brian Larcombe	20,000	-	20,000	-	20,000	-
Joseph Papa	5,000	-	5,000	-	5,000	-
Richard De Schutter	250,000	-	250,000	-	250,000	-
Rolf Stomberg	13,100	-	13,100	-	13,100	-
Total	702,034	920,748	931,103	1,114,601	934,103	973,764

(i)	The latest practicable date for this Annual Report.
(ii)	In addition, David Illingworth holds 50,000 Deferred Shares. Following the redenomination of Ordinary Shares into US dollars on 23 January 2006, the Company issued 50,000 Deferred Shares. These shares are normally held by the Chief Executive and are not listed on any Stock Exchange and have extremely limited rights attached to them.

The total holdings of the directors represent less than 1% of the Ordinary Share Capital of the Company.

The register of directors’ interests, which is open to inspection at the Company’s registered office, contains full details of directors’ shareholdings and share options.

70	2010 Annual Report

Total Shareholder Return

Schedule 8 to the Regulations requires a graph to be published showing the Company’s TSR against the TSR performance of a broad equity market index. As a component of the FTSE100 index, a graph of the Company’s TSR performance compared to that of the TSR of the FTSE100 index is shown below.

The Remuneration Committee, however, compares the company’s performance to a tailored sector peer group of medical devices companies (see page 63), when considering TSR performance in the context of the 2004 Performance Share Plan.

The following graph therefore also shows the TSR performance of this peer group over a comparable period.

By order of the Board, 24 February 2011

Susan Henderson

Company Secretary

2010 Annual Report	71

THIS PAGE INTENTIONALLY LEFT BLANK

72	2010 Annual Report

GROUP ACCOUNTS

2010 Annual Report	73

DIRECTORS’ RESPONSIBILITIES FOR THE ACCOUNTS

The directors are responsible for preparing the Group and Company accounts in accordance with applicable United Kingdom law and regulations. As a consequence of the Company’s Ordinary Shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) the directors are responsible for the preparation and filing of an annual report on Form 20-F with the US Securities and Exchange Commission.

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

Under United Kingdom law the directors have elected to prepare the Company accounts in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), which are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing the Company accounts, the directors are required to:

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

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the accounts comply with the Companies Act 2006 and, in the case of the Group accounts, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

74	2010 Annual Report

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

•

the Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•

the “Business Review, Liquidity and Prospects” contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board, 24 February 2011

Susan Henderson

Company Secretary

2010 Annual Report	75

INDEPENDENT AUDITOR’S UK REPORT

Independent Auditor’s Report to the Members of Smith & Nephew plc

We have audited the group accounts of Smith & Nephew plc for the year ended 31 December 2010 which comprise the Group Income Statement, the Group Statement of Comprehensive Income, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Equity and the related notes 1 to 36. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

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

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibility Statement set out on page 75 the directors are responsible for the preparation of the group accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit the group accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

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

Opinion on accounts

In our opinion the group accounts:

•	give a true and fair view of the state of the group’s affairs as at 31 December 2010 and of its profit for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the group accounts are prepared is consistent with the group accounts.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the directors’ statement, set out on page 40, in relation to going concern; and

•	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review.

76	2010 Annual Report

Other matter

We have reported separately on the Company accounts of Smith & Nephew plc for the year ended 31 December 2010 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group accounts, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also compiled with IFRS as issued by the International Accounting Standards Board.

In our opinion the group accounts give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2010 and of its profit for the year then ended.

Les Clifford (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

24 February 2011

2010 Annual Report	77

INDEPENDENT AUDITOR’S US REPORTS

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2010 and 2009, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2010. These accounts are the responsibility of the Company’s management. Our responsibility is to express an opinion on these accounts based on our audits.

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

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2010 and 2009, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 24 February 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

24 February 2011

78	2010 Annual Report

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2010 and 2009, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2010 and our report dated 24 February 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

24 February 2011

2010 Annual Report	79

GROUP INCOME STATEMENT

		Years ended 31 December
	Notes	2010 $ million	2009 $ million	2008 $ million
Revenue	3	3,962	3,772	3,801
Cost of goods sold		(1,031)	(1,030)	(1,077)
Gross profit		2,931	2,742	2,724
Selling, general and administrative expenses	4	(1,860)	(1,864)	(1,942)
Research and development expenses		(151)	(155)	(152)
Operating profit	3 & 4	920	723	630
Interest receivable	7	3	2	5
Interest payable	7	(18)	(42)	(71)
Other finance costs	8	(10)	(15)	(1)
Share of results of associates	15	–	2	1
Profit before taxation		895	670	564
Taxation	9	(280)	(198)	(187)
Attributable profit for the year (i)		615	472	377

Earnings per Ordinary Share (i)	11
Basic		69.3 ¢	53.4 ¢	42.6 ¢
Diluted		69.2 ¢	53.3 ¢	42.4 ¢
GROUP STATEMENT OF COMPREHENSIVE INCOME
		Years ended 31 December
		2010 $ million	2009 $ million	2008 $ million
Attributable profit for the year (i)		615	472	377

Other comprehensive income:
Cash flow hedges – interest rate swaps
– losses arising in the year		(1)	(3)	(13)
– losses transferred to income statement for the year		4	13	2
Cash flow hedges – forward foreign exchange contracts
– (losses)/gains arising in the year		(3)	(15)	21
– losses/(gains) transferred to inventories for the year		1	7	(6)
Exchange differences on translation		66	63	(57)
Exchange on borrowings classified as net investment hedges		(14)	(3)	(42)
Actuarial gains/(losses) on retirement benefit obligations		26	41	(215)
Taxation on items relating to components of other comprehensive income		(7)	(12)	71
Other comprehensive income/(expense) for the year, net of taxation		72	91	(239)
Total comprehensive income for the year (i)		687	563	138

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

The Notes on pages 84 to 128 are an integral part of these accounts.

80	2010 Annual Report

GROUP BALANCE SHEET

		At 31 December
	Notes	2010 $ million	2009 $ million
ASSETS
Non-current assets:
Property, plant and equipment	12	787	753
Goodwill	16	1,101	1,093
Intangible assets	13	426	412
Investments	14	6	7
Investments in associates	15	13	13
Deferred tax assets	23	224	202
Trade and other receivables	18	22	-
		2,579	2,480
Current assets:
Inventories	17	923	933
Trade and other receivables	18	1,024	946
Cash and bank	19	207	192
		2,154	2,071

Assets held for sale	30	-	14
TOTAL ASSETS		4,733	4,565

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital	24	191	190
Share premium		396	382
Treasury shares	26	(778)	(794)
Other reserves		116	63
Retained earnings		2,848	2,338
Total equity		2,773	2,179

Non-current liabilities:
Long-term borrowings	19	642	1,090
Retirement benefit obligations	33	262	322
Other payables	21	-	27
Provisions	22	73	53
Deferred tax liabilities	23	69	31
		1,046	1,523
Current liabilities:
Bank overdrafts and loans	19	57	45
Trade and other payables	21	617	596
Provisions	22	37	55
Current tax payable		203	167
		914	863
Total liabilities		1,960	2,386
TOTAL EQUITY AND LIABILITIES		4,733	4,565

The accounts were approved by the Board and authorised for issue on 24 February 2011 and are signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

The Notes on pages 84 to 128 are an integral part of these accounts.

2010 Annual Report	81

GROUP CASH FLOW STATEMENT

		Years ended 31 December
	Notes	2010 $ million	2009 $ million	2008 $ million
Net cash inflow from operating activities
Profit before taxation		895	670	564
Net interest payable	7	15	40	66
Depreciation, amortisation and impairment		273	298	275
Loss on disposal of property, plant and equipment and software		15	14	12
Share based payments expense		21	18	24
Utilisation of Plus inventory stepped-up on acquisition		-	-	15
Share of results of associates		-	(2)	(1)
Decrease in retirement benefit obligations		(31)	(2)	(14)
Decrease/(Increase) in inventories		21	(17)	(117)
(Increase)/Decrease in trade and other receivables		(100)	46	(54)
Increase/(Decrease) in trade and other payables and provisions		2	(35)	45
Cash generated from operations (i) (ii)		1,111	1,030	815
Interest received		3	2	5
Interest paid		(20)	(43)	(68)
Income taxes paid		(235)	(270)	(186)
Net cash inflow from operating activities		859	719	566

Cash flows from investing activities
Acquisitions	29	-	(25)	(16)
Cash received from Plus settlement	29	-	137	-
Capital expenditure		(315)	(318)	(292)
Proceeds on disposal of property, plant and equipment and software		8	-	3
Net cash used in investing activities		(307)	(206)	(305)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		15	7	19
Treasury shares purchased		(5)	-	(193)
Proceeds/(settlement) of borrowings due within one year	27	17	(66)	(49)
Proceeds on borrowings due after one year	27	277	526	1,108
Settlement of borrowings due after one year	27	(714)	(814)	(1,028)
Proceeds from own shares		8	10	4
Settlement of currency swaps	27	(3)	(12)	5
Equity dividends paid	10	(132)	(120)	(109)
Net cash used in financing activities		(537)	(469)	(243)

Net increase in cash and cash equivalents		15	44	18
Cash and cash equivalents at beginning of year	27	174	122	109
Exchange adjustments	27	6	8	(5)
Cash and cash equivalents at end of year	27	195	174	122

(i)	Includes $16m (2009 – $32m, 2008 – $28m) of outgoings on restructuring and rationalisation expenses.

(ii)	Includes $nil (2009 – $22m, 2008 – $48m) of acquisition related costs and $5m (2009 – $5m, 2008 – $10m) unreimbursed by insurers relating to macrotextured knee revisions.

The Notes on pages 84 to 128 are an integral part of these accounts.

82	2010 Annual Report

GROUP STATEMENT OF CHANGES IN EQUITY

	Share capital $ million	Share premium $ million	Treasury shares (ii) $ million	Other reserves (iii) $ million	Retained earnings $ million	Total equity $ million
At 1 January 2008	190	356	(637)	96	1,811	1,816
Total comprehensive income (i)	-	-	-	(95)	233	138
Equity dividends declared and paid	-	-	-	-	(109)	(109)
Share based payments recognised	-	-	-	-	24	24
Treasury shares purchased	-	-	(193)	-	-	(193)
Cost of shares transferred to beneficiaries	-	-	7	-	(3)	4
Issue of ordinary share capital (iv)	-	19	-	-	-	19
At 1 January 2009	190	375	(823)	1	1,956	1,699
Total comprehensive income (i)	-	-	-	62	501	563
Equity dividends declared and paid	-	-	-	-	(120)	(120)
Share based payments recognised	-	-	-	-	18	18
Deferred taxation on share based payment	-	-	-	-	2	2
Cost of shares transferred to beneficiaries	-	-	29	-	(19)	10
Issue of ordinary share capital (iv)	-	7	-	-	-	7
At 1 January 2010	190	382	(794)	63	2,338	2,179
Total comprehensive income (i)	-	-	-	53	634	687
Equity dividends declared and paid	-	-	-	-	(132)	(132)
Purchase of own shares	-	-	(5)	-	-	(5)
Share based payments recognised	-	-	-	-	21	21
Cost of shares transferred to beneficiaries	-	-	21	-	(13)	8
Issue of ordinary share capital (iv)	1	14	-	-	-	15
At 31 December 2010	191	396	(778)	116	2,848	2,773

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

(ii)	Refer to Note 26 of the Group Financial Statements for further information.

(iii)	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation adjustments within Other Reserves at 31 December 2010 were $123m (2009 – $71m, 2008 – $11m).

(iv)	Issue of ordinary share capital as a result of options being exercised.

The Notes on pages 84 to 128 are an integral part of these accounts.

2010 Annual Report	83

NOTES TO THE GROUP ACCOUNTS

1.	General Information

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices in the sectors of Orthopaedics, Endoscopy and Advanced Wound Management.

Presentation of financial information

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) effective as at 31 December 2010. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) effective as at 31 December 2010. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

2(a).	Accounting Policies

The Group has adopted IFRS 3 (Revised) Business Combinations and IAS 27 (Revised) Consolidated and Separate Financial Statements. These standards are being applied prospectively and have no impact on the current presentation or disclosure of information, and therefore no comparative amounts require restatement. No other standard or interpretation coming into effect during the year had a significant effect on the reported results or the financial position of the Group.

The significant accounting policies adopted in the preparation of the Group’s accounts are set out below:

Basis of Preparation

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions; Inventories, Impairment, Retirement Benefits and Contingencies and Provisions, are discussed under Critical Accounting Policies within the “Business Review, Liquidity and Prospects” section on pages 28 to 29. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the “Company”) and its subsidiaries for the periods during which they were members of the Group.

A subsidiary is an entity controlled by the Group. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control, and continue to be consolidated until the date that such control ceases. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Group’s.

Business Combinations and Goodwill

On acquisition, identifiable assets and liabilities (including contingent liabilities) of subsidiaries and associates are measured at their fair values at the date of acquisition using the acquisition method. The fair value of assets includes the taxation benefits resulting from amortisation for income taxation purposes from which a third party separately acquiring the assets would reasonably be expected to benefit. Goodwill, representing the excess of purchase consideration over the Group’s share of the fair value of net assets acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually. For purposes of impairment testing, goodwill is allocated to the related cash-generating units monitored by management, being the operating segment level, Orthopaedics, Endoscopy and Advanced Wound Management.

84	2010 Annual Report

2(a).	Accounting Policies – (continued)

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

2010 Annual Report	85

2(a).	Accounting Policies – (continued)

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

The useful lives and residual values of all property, plant and equipment are reviewed each financial year end, and where adjustments are required, these are made prospectively.

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

86	2010 Annual Report

2(a).	Accounting Policies – (continued)

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

Derivative Financial Instruments

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at subsequent balance sheet dates. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

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

2010 Annual Report	87

2(a).	Accounting Policies – (continued)

Derivative Financial Instruments – (continued)

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

88	2010 Annual Report

2(a).	Accounting Policies – (continued)

Contingencies and Provisions – (continued)

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

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. For the purposes of calculating any onerous lease provision, the Group has taken the discounted future lease payments, net of expected rental income. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Adjusted Earnings Per Share

Adjusted earnings per share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. Adjusted attributable profit is the numerator used for this measure, reconciliation from attributable profit to adjusted attributable profit is included in Note 11 of the Notes to the Group Accounts. The Group has identified the following items, where material, as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon.

2(b).	New Accounting Standards

New IFRS Accounting Standards

The following IFRS standard, which is relevant to the Group, has been issued by the International Accounting Standards Board (“IASB”) but is not yet effective or has not yet been adopted by the Group. Unless otherwise listed below, no other standard, amendment or interpretation is likely to have a material effect on the Group’s results of operations or financial position.

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

For management purposes, the Group is organised into business units according to the nature of its products and has three operating segments – Orthopaedics, Endoscopy and Advanced Wound Management. The types of products and services offered by each operating unit are:

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

2010 Annual Report	89

3(a).	Operating Segment Information – (continued)

Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Group financing (including interest receivable and payable) and income taxes are managed on a group basis and are not allocated to operating segments.

The following tables present revenue, profit, asset and liability information regarding the Group’s operating segments. The share of results of associates is segmentally allocated to Orthopaedics.

	2010 $ million	2009 $ million	2008 $ million
Revenue by operating segment
Orthopaedics	2,195	2,135	2,158
Endoscopy	855	791	800
Advanced Wound Management	912	846	843
	3,962	3,772	3,801

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

	Notes	2010 $ million	2009 $ million	2008 $ million
Operating profit		920	723	630
Acquisition related costs	5	-	26	61
Restructuring and rationalisation expenses	6	15	42	34
Amortisation of acquisition intangibles and impairments	13 & 16	34	66	51
Trading profit		969	857	776

Trading profit by operating segment
Orthopaedics		536	508	481
Endoscopy		200	189	166
Advanced Wound Management		233	160	129
		969	857	776

Operating profit by operating segment reconciled to attributable profit for the year
Orthopaedics		503	410	382
Endoscopy		197	169	146
Advanced Wound Management		220	144	102
Operating profit		920	723	630
Net interest payable		(15)	(40)	(66)
Other finance costs		(10)	(15)	(1)
Share of results of associates		-	2	1
Taxation		(280)	(198)	(187)
Attributable profit for the year		615	472	377

90	2010 Annual Report

3(a).	Operating Segment Information – (continued)

	000	000	000	000
		2010 $ million	2009 $ million	2008 $ million

Capital expenditure
Orthopaedics		227	235	219
Endoscopy		58	41	29
Advanced Wound Management		30	63	45
		315	339	293

Capital expenditure segmentally allocated above comprises:
Additions to property, plant and equipment		250	216	259
Additions to intangible assets		65	102	33
Capital expenditure as per cash flow statement		315	318	292
Acquisitions – Goodwill		-	3	-
Acquisitions – Intangible assets		-	12	1
Acquisitions – Property, plant and equipment		-	6	-
Capital expenditure		315	339	293

Depreciation, amortisation and impairment
Orthopaedics		195	206	177
Endoscopy		41	52	57
Advanced Wound Management		37	40	41
		273	298	275

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation of acquisition intangibles and impairments as follows:

	000	000	000	000
		2010 $ million	2009 $ million	2008 $ million
Impairment of intangibles and goodwill		-	32	14
Amortisation of acquisition intangibles		34	34	37
		34	66	51
Depreciation of property, plant and equipment		203	206	204
Amortisation of other intangible assets		34	26	18
Impairment of investments		2	-	2
		273	298	275

Impairments of $2m were recognised within operating profit in 2010 and included within the administrative expenses line (2009 – $32m, 2008 – $16m). This is segmentally allocated to Orthopaedics (2009 – Orthopaedics $19m and Endoscopy $13m, 2008 – Orthopaedics $2m and Endoscopy $14m).

Other significant non-cash expenses recognised within operating profit

	000	000	000	000
		2010 $ million	2009 $ million	2008 $ million
Orthopaedics		8	22	23
Endoscopy		2	2	-
Advanced Wound Management		5	6	6
		15	30	29

The $15m incurred in 2010 relates to restructuring and rationalisation expenses (2009 – $30m relates to acquisitions related costs and restructuring and rationalisation expenses). In 2008, the $29m relates to the utilisation of Plus inventory stepped-up on acquisition, acquisition related costs and restructuring and rationalisation expenses.

2010 Annual Report	91

3(a).	Operating Segment Information – (continued)

Average number of employees	2010 numbers	2009 numbers	2008 numbers
Orthopaedics	5,045	4,853	4,840
Endoscopy	2,134	1,888	1,849
Advanced Wound Management	2,993	3,023	3,068
	10,172	9,764	9,757

	2010 $ million	2009 $ million	2008 $ million
Balance Sheet
Assets:
Orthopaedics	2,778	2,656	2,755
Endoscopy	769	705	690
Advanced Wound Management	755	810	704
Operating assets by segment	4,302	4,171	4,149
Unallocated corporate assets	431	394	359
Total assets	4,733	4,565	4,508

Liabilities:
Orthopaedics	457	426	448
Endoscopy	124	111	107
Advanced Wound Management	146	194	189
Operating liabilities by segment	727	731	744
Unallocated corporate liabilities	1,233	1,655	2,065
Total liabilities	1,960	2,386	2,809

Unallocated corporate assets and liabilities comprise the following:

Deferred tax assets	224	202	214
Cash and bank	207	192	145
Unallocated corporate assets	431	394	359

Long-term borrowings	642	1,090	1,358
Retirement benefit obligations	262	322	350
Deferred tax liabilities	69	31	46
Current liability derivatives – credit balances on currency swaps	-	-	4
Bank overdrafts and loans due within one year	57	45	115
Current tax payable	203	167	192
Unallocated corporate liabilities	1,233	1,655	2,065
3(b). Geographic Information
	2010 $ million	2009 $ million	2008 $ million
Revenue by geographic market
United Kingdom	283	286	321
Continental Europe	1,032	1,027	1,077
United States	1,707	1,664	1,657
Africa, Asia, Australasia and Other America	940	795	746
	3,962	3,772	3,801

Revenue has been allocated by basis of origin. No revenue from a single customer is in excess of 10% of the group’s revenue.

92	2010 Annual Report

4.	Operating Profit

		2010 $ million	2009 $ million	2008 $ million
Revenue		3,962	3,772	3,801
Cost of goods sold (i)		(1,031)	(1,030)	(1,077)
Gross profit		2,931	2,742	2,724

Research and development expenses		(151)	(155)	(152)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses (ii)		(1,414)	(1,351)	(1,416)
Administrative expenses (iii) (iv)		(446)	(513)	(526)
		(1,860)	(1,864)	(1,942)
Operating profit		920	723	630

(i)	In 2010, no restructuring and rationalisation expenses or acquisition related costs related to cost of goods sold (2009 – $15m of restructuring and rationalisation expenses and $12m of acquisition related costs, 2008 – $15m in respect of the utilisation of Plus inventory stepped-up to fair value on acquisition, $18m of restructuring and rationalisation expenses and $8m of acquisition related costs).

(ii)	2010 includes $3m of restructuring and rationalisation expenses (2009 – $7m of acquisition related costs and $10m of restructuring and rationalisation expenses, 2008 – $7m of acquisition related costs and $3m of restructuring and rationalisation expenses).

(iii)	2010 includes $34m of amortisation of other intangible assets (2009 – $26m, 2008 – $18m).

(iv)	2010 includes $12m of restructuring and rationalisation expenses and $34m of amortisation acquisition intangibles (2009 – $7m of acquisition related costs, $17m of restructuring and rationalisation expenses and $66m of amortisation of acquisition intangibles and impairments, 2008 – $31m of acquisition related costs, $13m of restructuring and rationalisation expenses and $51m of amortisation of acquisition intangibles and impairments).

(v)	Items detailed in (i), (ii) and (iv) are excluded from the calculation of trading profit.

Operating Profit is stated after charging the following items:

		2010 $ million	2009 $ million	2008 $ million
Amortisation of acquisition intangibles		34	34	37
Amortisation of other intangible assets		34	26	18
Impairment of intangible assets and goodwill		-	32	14
Depreciation of property, plant and equipment		203	206	204
Loss on disposal of property, plant and equipment and software		15	14	12
Impairment of investments		2	-	2
Minimum operating lease payments for land and buildings		31	27	28
Minimum operating lease payments for other assets		28	28	29
Advertising costs		83	71	56
Staff costs during the year amounted to:
	Notes	2010 $ million	2009 $ million	2008 $ million
Wages and salaries		817	768	795
Social security costs		91	86	87
Pension costs (including retirement healthcare)	33	60	64	53
Share based payments	25	21	18	24
		989	936	959

2010 Annual Report	93

5.	Acquisition Related Costs

During the year no “acquisition related costs” were incurred. In 2009 and 2008 (2009 – $26m, 2008 – $61m) acquisition costs related to the integration of the Plus business. For 2008, this includes $15m relating to the utilisation of the stepped-up Plus inventory to fair value on acquisition.

6.	Restructuring and Rationalisation Expenses

In 2010, restructuring and rationalisation costs comprised $15m (2009 – $42m, 2008 – $34m) relating to the Earnings Improvement Programme and mainly comprise costs associated with the rationalisation of operational sites.

7.	Interest (Payable)/Receivable

		2010 $ million	2009 $ million	2008 $ million
Interest receivable		3	2	5

Interest payable:
Bank borrowings		(7)	(16)	(62)
Other		(11)	(26)	(9)
		(18)	(42)	(71)
Net interest payable		(15)	(40)	(66)

Interest receivable includes net interest receivable of $nil (2009 – $nil, 2008 – $1m) on interest rate and currency swaps and interest payable includes $5m (2009 – $23m, 2008 – $7m) of net interest payable on currency and interest rate swaps. The gross interest receivable on these swaps was $4m (2009 – $14m, 2008 – $5m) and the gross interest payable was $9m (2009 – $37m, 2008 – $11m).

8.    Other Finance Costs

	Notes	2010 $ million	2009 $ million	2008 $ million
Retirement benefits: Interest cost	33	(64)	(61)	(66)
Retirement benefits: Expected return on plan assets	33	55	48	66
Other		(1)	(2)	(1)
Other finance costs		(10)	(15)	(1)

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $8m gain in 2010 (2009 – net $14m gain, 2008 – net $4m loss). These amounts were fully matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

94	2010 Annual Report

9.	Taxation

	2010 $ million	2009 $ million	2008 $ million
Current taxation:
UK corporation tax at 28% (2009 – 28%, 2008 – 28%)	52	50	45
Overseas tax	238	189	178
Current income tax charge	290	239	223
Adjustments in respect of prior periods	(18)	(31)	(14)
Total current taxation	272	208	209
Deferred taxation
Origination and reversal of temporary differences	4	(7)	(19)
Changes in tax rates	(2)	-	-
Adjustments to estimated amounts arising in prior periods	6	(3)	(3)
Total deferred taxation	8	(10)	(22)
Total taxation as per the income statement	280	198	187

Deferred taxation in other comprehensive income	7	12	(71)
Deferred taxation in equity	-	(2)	-
Taxation attributable to the Group	287	208	116

The tax charge was reduced by $10m in 2010 (2009 – $26m, 2008 – $30m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, amortisation of acquisition intangibles and impairments.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 28% (2009 – 28%, 2008 – 28.5%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The average effective tax rate differs from the applicable rate as follows:

	2010%	2009%	2008%
UK standard rate	28.0	28.0	28.5
Non-deductible/non-taxable items	0.2	1.2	1.4
Prior year items	(1.5)	(4.8)	(3.3)
Tax losses (utilised not previously recognised)/incurred not relieved	(0.2)	(0.1)	1.1
Overseas income taxed at other than UK standard rate	4.8	5.3	5.5
Total effective tax rate	31.3	29.6	33.2

During the year the enacted UK tax rate applicable from 1 April 2011 was reduced to 27% and the UK Government announced policy to reduce the tax rate to 24% across the following three years. The impact of the enacted change to 27% results in a deferred tax credit of $2m in the year ended 31 December 2010. It is expected that if the stated policy is enacted further credits will arise.

10.   Dividends

	2010 $ million	2009 $ million	2008 $ million
The following dividends were declared and paid in the year:
Ordinary second interim of 8.93¢ for 2009 (2008 – 8.12¢, 2007 – 7.38¢) paid 12 May 2010	79	72	66
Ordinary interim of 6.00¢ for 2010 (2009 – 5.46¢, 2008 – 4.96¢) paid 2 November 2010	53	48	43
	132	120	109

A final dividend for 2010 of 9.82 US cents per Ordinary Share was proposed by the Board on 9 February 2011 and will be paid on 19 May 2011 to shareholders on the Register of Members on 3 May 2011. The estimated amount of this dividend on 23 February 2011 was $87m.

2010 Annual Report	95

11.	Earnings per Ordinary Share

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

	2010 $ million	2009 $ million	2008 $ million
Earnings
Attributable profit for the year	615	472	377
Adjusted attributable profit (see below)	654	580	493

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

Attributable profit is reconciled to adjusted attributable profit as follows:

	Notes	2010 $ million	2009 $ million	2008 $ million
Attributable profit for the year		615	472	377
Acquisition related costs	5	-	26	61
Restructuring and rationalisation expenses	6	15	42	34
Amortisation of acquisition intangibles and impairments	13 & 16	34	66	51
Taxation on excluded items	9	(10)	(26)	(30)
Adjusted attributable profit		654	580	493

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

	2010		2009		2008
Number of shares (millions)
Basic weighted average number of shares	888		884		886
Dilutive impact of share options outstanding	1		1		4
Diluted weighted average number of shares	889		885		890
Earnings per Ordinary share
Basic	69.3	¢	53.4	¢	42.6	¢
Diluted	69.2	¢	53.3	¢	42.4	¢
Adjusted: Basic	73.6	¢	65.6	¢	55.6	¢
Adjusted: Diluted	73.6	¢	65.5	¢	55.4	¢

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 2.5 million (2009 – 21.4 million, 2008 – 18.7 million).

96	2010 Annual Report

12.	Property, Plant and Equipment

	Land and buildings		Plant and equipment		Assets in course of
	Freehold	Leasehold	Instruments	Other	construction	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2009	153	54	767	669	59	1,702
Exchange adjustment	5	2	35	32	2	76
Acquisitions – (Note 29)	-	-	-	6	-	6
Additions	4	3	133	75	1	216
Disposals	-	(2)	(57)	(26)	-	(85)
Transfer to assets held for sale	(34)	-	-	-	-	(34)
Transfers	1	(5)	11	28	(35)	-
At 31 December 2009	129	52	889	784	27	1,881
Exchange adjustment	(2)	-	9	-	-	7
Additions	1	1	145	48	55	250
Disposals	(8)	-	(81)	(43)	(3)	(135)
Transfers	11	-	2	(3)	(12)	(2)
At 31 December 2010	131	53	964	786	67	2,001

Depreciation and Impairment
At 1 January 2009	44	20	472	441	-	977
Exchange adjustment	1	1	22	22	-	46
Charge for the year	10	4	131	61	-	206
Disposals	-	(1)	(52)	(22)	-	(75)
Transfer to assets held for sale	(26)	-	-	-	-	(26)
Transfers	-	(2)	2	-	-	-
At 31 December 2009	29	22	575	502	-	1,128
Exchange adjustment	(1)	-	7	(2)	-	4
Charge for the year	4	4	130	65	-	203
Disposals	(5)	(1)	(74)	(41)	-	(121)
Transfers	14	-	-	(14)	-	-
At 31 December 2010	41	25	638	510	-	1,214

Net book amounts
At 31 December 2010	90	28	326	276	67	787
At 31 December 2009	100	30	314	282	27	753

Land and buildings includes land with a cost of $10m (2009 – $14m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $14m (2009 – $15m) are included within land and buildings and $10m (2009 – $10m) are included within plant and equipment.

2010 Annual Report	97

13.	Intangible Assets

	Acquisition intangibles $ million	Software $ million	Distribution Rights $ million	Patents & Intellectual Property $ million	Total $ million
Cost
At 1 January 2009	387	68	33	66	554
Exchange adjustment	18	3	-	1	22
Acquisitions – (Note 29)	12	-	-	-	12
Disposals	-	(4)	-	-	(4)
Additions	-	44	34	24	102
At 31 December 2009	417	111	67	91	686
Exchange adjustment	23	1	-	-	24
Disposals	-	(1)	(25)	-	(26)
Additions	-	32	11	22	65
Transfers	-	2	-	-	2
At 31 December 2010	440	145	53	113	751

Amortisation and Impairment
At 1 January 2009	103	15	26	34	178
Exchange adjustment	9	1	1	-	11
Charge for the year	34	13	8	5	60
Impairment	13	-	-	12	25
At 31 December 2009	159	29	35	51	274
Exchange adjustment	7	1	-	-	8
Charge for the year	34	17	14	3	68
Disposals	-	-	(25)	-	(25)
At 31 December 2010	200	47	24	54	325

Net book amounts
At 31 December 2010	240	98	29	59	426
At 31 December 2009	258	82	32	40	412

In 2009, the Group incurred $25m of impairment charges against certain intangible assets arising from the acquisition of Osteobiologics Inc. and the pain management business (2010 – $nil).

14.	Investments

	2010 $ million	2009 $ million
At 1 January	7	7
Impairment	(1)	-
At 31 December	6	7

The investment is an available-for-sale investment of a non-controlling interest in an entity that holds mainly unquoted equity securities which by their very nature have no fixed maturity date or coupon rate. The value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. At year-end, the Group assesses whether there is objective evidence that the investment is impaired. Any objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

98	2010 Annual Report

15.	Investments in Associates

The Group holds 49% of the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and 20% of the German entity Intercus GmbH. The following table summarises the financial position of the Group’s investment in these associates.

	2010 $ million	2009 $ million
Share of results of associates:
Revenue	11	10
Operating costs and taxation	(11)	(8)
Profit after taxation recognised in the income statement	-	2
Dividends paid	(1)	(1)
Net (loss)/profit attributable to the Group	(1)	1
Investments in associates at 1 January	13	12
Exchange adjustment	1	-
Investments in associates at 31 December	13	13

Investments in associates is represented by:

Assets	11	14
Liabilities	(2)	(5)
Net assets	9	9
Goodwill	4	4
	13	13

16.	Goodwill

	Notes	2010 $ million	2009 $ million
Cost
At 1 January		1,100	1,189
Exchange adjustment		12	20
Acquisitions	29	-	3
Plus settlement	29	-	(112)
Adjustment to contingent consideration		(4)	-
At 31 December		1,108	1,100

Impairment
At 1 January		7	-
Impairment in the year		-	7
At 31 December		7	7

Net book amounts		1,101	1,093

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

2010 Annual Report	99

16.	Goodwill – (continued)

Each of the Group’s operating segments represent a cash-generating unit and include goodwill as follows:

	2010 $ million	2009 $ million
Orthopaedics	582	562
Endoscopy	280	280
Advanced Wound Management	239	251
	1,101	1,093

In September 2010 and 2009 impairment reviews were performed by comparing the recoverable amount of each operating segment with its carrying amount, including goodwill. These are updated during December, taking into account significant events that occurred between September and December.

In 2009, an impairment was made for the goodwill relating to the pain management business (contained within the Orthopaedics cash generating unit), which was held for sale.

For each cash generating unit (“CGU”) the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for five years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings. The five-year period is in line with the Group’s strategic planning process. Growth rates for the five year period for the Orthopaedics business vary up to 9% (2009 – 8%), for the Endoscopy business up to 10% (2009 – 9%) and for the Advanced Wound Management business up to 8% (2009 – 8%).

The calculation of value-in-use for the three identified CGUs is most sensitive to discount and growth rates as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Orthopaedics business is 11% (2009 – 11%), for the Endoscopy businesses it is 15% (2009 – 12%) and for the Advanced Wound Management business it is 10% (2009 – 9%).

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

Specific considerations and strategies taken into account in determining the sales growth and trading margin for each CGU are:

•

Orthopaedics – In the Orthopaedic CGU management intends to deliver growth through continuing to focus on the customer, high quality customer service and innovative product development, and through continuing to improve efficiencies.

•

Endoscopy – It is management’s intent to maintain and grow this CGU as the leading provider of endoscopic techniques and technologies for joint and ligament repair. This is driven partly through the growing acceptance of Endoscopy as a preferred surgical choice amongst physicians and patients, product innovation, high quality customer service, and supporting surgeon educational programmes.

•

Advanced Wound Management – Management intends to develop this CGU by focusing on the higher added value sectors of exudate and infection management through improved wound bed preparation, moist and active healing and negative pressure wound therapy, and by continuing to improve efficiency.

A growth rate of 4% (2009 – 4%) in pre-tax cash flows is assumed after five years in calculating a terminal value for the Group’s CGUs. Management considers this to be an appropriate estimate based on the growth rates of the markets in which the Group operates.

Capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This is approximately 8% (2009 – 8%) of annual revenue.

100	2010 Annual Report

16.	Goodwill – (continued)

Management has considered the following sensitivities:

•

Growth of Market and Market Share – Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values.

•

Discount Rate – Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 31% (2009 – 31%) for the Orthopaedics business, 43% (2009 – 37%) for the Endoscopy business and 53% (2009 – 39%) for the Advanced Wound Management business.

17.	Inventories

	2010 $ million	2009 $ million	2008 $ million
Raw materials and consumables	159	157	131
Work-in-progress	23	28	32
Finished goods and goods for resale	741	748	716
	923	933	879

Reserves for excess and obsolete inventories were $322m (2009 – $303m, 2008 – $232m). During 2010, $66m was recognised as an expense within cost of goods sold resulting from the write down of excess and obsolete inventory (2009 – $92m, 2008 – $69m). The cost of inventories recognised as an expense and included in cost of goods sold amounted to $909m (2009 – $866m, 2008 – $922m).

No inventory is carried at fair value less costs to sell in any year.

18.	Trade and Other Receivables

	2010 $ million	2009 $ million	2008 $ million
Trade receivables	952	843	826
Less: provision for bad and doubtful debts	(49)	(47)	(40)
Trade receivables – net (loans and receivables)	903	796	786
Current asset derivatives – forward foreign exchange contracts	23	13	38
Other receivables	55	71	73
Amounts owed by associates	-	2	2
Prepayments and accrued income	65	64	62
	1,046	946	961
Less non-current portion: Trade receivables	(22)	-	-
Current portion	1,024	946	961

All non-current receivables are due within five years from the balance sheet date.

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

2010 Annual Report	101

18.	Trade and Other Receivables – (continued)

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense (excluding the macrotextured claim) for the year was $30m (2009 – $33m, 2008 – $30m). Amounts due from insurers in respect of the macrotextured claim of $133m (2009 – $128m, 2008 – $124m) are included within other receivables and have been provided in full.

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

The amount of trade receivables that were past due but not impaired were as follows:

	2010 $ million	2009 $ million	2008 $ million
Past due not more than three months	168	202	242
Past due more than three months and not more than six months	52	56	47
Past due more than six months and not more than one year	57	46	41
Past due more than one year	59	80	91
	336	384	421
Neither past due nor impaired	616	459	405
Provision for bad and doubtful debts	(49)	(47)	(40)
Trade receivables – net (loans and receivables)	903	796	786

Movements in the provision for bad and doubtful debts were as follows:

At 1 January	47	40	22
Exchange adjustment	-	1	-
Receivables provided for during the year	30	33	30
Utilisation of provision	(28)	(27)	(12)
At 31 December	49	47	40

Trade receivables include amounts denominated in the following major currencies:

US Dollar	282	281	299
Sterling	72	55	52
Euro	283	280	273
Other	266	180	162
Trade receivables – net (loans and receivables)	903	796	786

Trade receivables of $11m (2009 – $20m, 2008 – $23m) are under a factoring agreement with third parties. The arrangement does not qualify for de-recognition as the Group retains part of the credit risks – the associated liability amounts to $4m (2009 – $12m, 2008 – $20m) and is accounted for as a part of current payables.

102	2010 Annual Report

19.	Cash and Borrowings

Net debt comprises borrowings and credit balances on currency swaps less cash and bank.

	2010 $ million	2009 $ million
Bank overdrafts and loans due within one year	57	45
Long-term borrowings	642	1,090
Borrowings	699	1,135
Cash and bank	(207)	(192)
Net debt	492	943

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2010:
Bank loans	41	498	-	126	-	-	665
Bank overdrafts	12	-	-	-	-	-	12
Finance lease liabilities	4	2	2	2	2	10	22
	57	500	2	128	2	10	699
At 31 December 2009:
Bank loans	24	1	1,066	-	-	-	1,091
Bank overdrafts	18	-	-	-	-	-	18
Finance lease liabilities	3	3	3	3	2	12	26
	45	4	1,069	3	2	12	1,135

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2010 $ million	2009 $ million
Finance lease liabilities – due within one year	4	3
Secured bank overdrafts and loans	-	1
Finance lease liabilities – due after one year	18	23
Secured long-term borrowings	-	1
Total amount of secured borrowings	22	28
Total net book value of assets pledged as security:
Property, plant and equipment	22	28
	22	28

All currency swaps are stated at fair value. Gross US Dollar equivalents of $61m (2009 – $95m) receivable and $61m (2009 – $95m) payable have been netted and the difference of $nil (2009 – $nil) is reported as a $nil balance on currency swaps. Currency swaps comprise foreign exchange swaps and were used in 2010 and 2009 to hedge intragroup loans.

2010 Annual Report	103

19.	Cash and Borrowings – (continued)

Currency swaps mature as follows:

	Amount receivable	Amount payable
At 31 December 2010	$ million	Currency million
Within one year:
Japanese Yen	18	Yen 1,500
Canadian Dollar	25	C$24
	43

	Amount receivable	Amount payable
At 31 December 2010	Currency million	$ million
Within one year:
New Zealand Dollar	NZ$5	4
Australian Dollar	AUS$14	14
		18

	Amount receivable	Amount payable
At 31 December 2009	$ million	Currency million
Within one year:
Australian Dollar	28	Aus$31
Japanese Yen	17	Yen 1,500
Canadian Dollar	35	C$37
Swiss Franc	6	CHF6
New Zealand Dollar	1	NZ$1
	87

	Amount receivable	Amount payable
At 31 December 2009	Currency million	$ million
Within one year:
Sterling	£5	8

104	2010 Annual Report

19.	Cash and Borrowings – (continued)

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

Bank loans and overdrafts represent drawings under total committed facilities of $1,511m (2009 – $2,503m) and total uncommitted facilities of $332m (2009 – $415m). The Group has undrawn committed facilities of $884m (2009 – $1,436m). Of the undrawn committed facilities, $7m expires within one year and $877m after two but within five years (2009 – $1m expired within one year and $1,435m after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which is the same as fair value.

In December 2010 the Company reviewed and replaced its principal banking facilities ahead of their maturity in May 2012. The Company has reduced its $1 billion 5-year term facility to $500 million with effect from 20 December 2010. The interest rate for this multi-currency facility, at 20 basis points over LIBOR, is unchanged. Smith & Nephew has also cancelled its $1.5 billion multi-currency revolving facility and replaced it with a new 5-year $1 billion multi-currency revolving facility with an initial interest rate of 70 basis points over LIBOR. The commitment fee on the undrawn amount of the revolving facility is 24.5 basis points. The Company is subject to restrictive covenants under the facility agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt, EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2010, the Company was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

2010 Annual Report	105

19.	Cash and Borrowings – (continued)

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2010:
Non-derivative financial liabilities:
Bank overdrafts and loans	59	500	130	-	689
Trade and other payables	584	-	-	-	584
Finance lease liabilities	5	4	9	12	30
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,008	-	-	-	1,008
Currency swaps/forward foreign exchange contracts – inflow	(1,000)	-	-	-	(1,000)
Interest rate basis swaps – gross outflow	2	-	-	-	2
Interest rate basis swaps – gross inflow	(2)	-	-	-	(2)
	656	504	139	12	1,311
At 31 December 2009:
Non-derivative financial liabilities:
Bank overdrafts and loans	48	7	1,069	-	1,124
Trade and other payables	547	-	-	-	547
Acquisition consideration	19	28	-	-	47
Finance lease liabilities	5	5	10	15	35
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,033	-	-	-	1,033
Currency swaps/forward foreign exchange contracts – inflow	(1,023)	-	-	-	(1,023)
Interest rate basis swaps – gross outflow	10	-	-	-	10
Interest rate basis swaps – gross inflow	(5)	-	-	-	(5)
	634	40	1,079	15	1,768

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

20.	Financial Instruments and Risk Management

Foreign Exchange Exposures

The Group operates in over 90 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to limit the impact of foreign exchange movements on equity by holding liabilities where practical in the same currencies as the Group’s non US Dollar assets. These liabilities take the form of either borrowings or currency swaps. The Group designates a portion of foreign currency borrowings in non-operating units as net investment hedges. As at 31 December 2010, CHF125m (2009 – CHF261m) of Group borrowings and nil (2009 – $6m) of currency swaps were designated as net investment hedges; the movement in the fair value of these hedges attributable to changes in exchange rates is recognised directly in reserves. The fair value of these hedges at 31 December 2010 was $134m (2009 – $252m). It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

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

106	2010 Annual Report

20.	Financial Instruments and Risk Management – (continued)

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within twelve months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further twelve month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2010, the Group had contracted to exchange within one year the equivalent of $944m (2009 – $933m).

Based on the Group’s borrowings as at 31 December 2010, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $24m (2009 – $52m). In respect of borrowings held in a different currency to the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $35m (2009 – $63m). Excluding borrowings designated as net investment hedges, the increase would be $21m (2009 – $37m); this increase would be fully offset by corresponding movements in group loan values.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2010 would have been $20m lower (2009 – $19m), which would be recognised through the hedging reserve. Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2010 would have been $19m higher (2009 – $19m).

A 10% strengthening of the US Dollar against all other currencies at 31 December would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Since it is the Group’s policy to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges, the net impact of transaction related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant.

Interest Rate Exposures

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Group uses floating to fixed interest swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest rate swaps match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items. At 31 December 2010 the Group had fixed future interest rates on borrowings totaling $98m for a period of six months and $112m for a period of one year (2009 – $515m for a period of one year).

Based on the Group’s gross borrowings as at 31 December 2010, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $5m (2009 – $6m). Excluding the impact of the Group’s interest rate hedges, the increase in the interest charge would be $7m (2009 – $11m). Similarly if interest rates were to increase by 100 basis points in all currencies, the fair value of the Group’s interest rate swaps would increase equity by $2m (2009 – $5m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2010 was $23m (2009 – $13m), being the total debit fair values on forward foreign exchange contracts, interest rate swaps and currency swaps. The maximum credit risk exposure on cash and bank at 31 December 2010 was $207m (2009 – $192m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 18 of the Notes to the Group Accounts.

2010 Annual Report	107

20.	Financial Instruments and Risk Management – (continued)

Currency and Interest Rate Profile of Interest Bearing Liabilities and Assets

In 2010, the Group entered into a series of interest rate swaps to fix the monthly interest payable on $98m for a period of six months and $112m for a period of one year (2009 – $515m for a period of one year) of the Group’s floating rate borrowings. The swaps are denominated in US Dollars, Euros and Swiss Francs. Short-term debtors and creditors are excluded from the following disclosures.

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2010:
US Dollar	294	18	312	244	68	2.5	2
Swiss Franc	137	-	137	80	57	0.6	1
Euro	167	-	167	100	67	1.0	1
Other	101	43	144	104	40	0.9	1
Total interest bearing liabilities	699	61	760	528	232
At 31 December 2009:
US Dollar	462	-	462	292	170	2.5	2
Swiss Franc	257	6	263	93	170	0.8	1
Euro	306	-	306	105	201	1.8	1
Other	110	89	199	199	-	-	-
Total interest bearing liabilities	1,135	95	1,230	689	541

$22m (2009 – $26m) of fixed rate liabilities relate to finance leases and $210m (2009 – $515m) relate to hedged borrowings under the $500m term facility. In 2009, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars, Euro and Yen) totalling $46m on which no interest was payable (see Note 21 of the Notes to the Group Accounts). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2010 was 1% (2009 – 1%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million
At 31 December 2010:
US Dollars	46	43	89	89
Other	161	18	179	179
Total interest bearing assets	207	61	268	268
At 31 December 2009:
US Dollars	41	87	128	128
Other	151	8	159	159
Total interest bearing assets	192	95	287	287

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2010 or 31 December 2009.

108	2010 Annual Report

20.	Financial Instruments and Risk Management – (continued)

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

As at 31 December 2010 and 31 December 2009, the mark-to-market value of a derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. At 31 December 2010 and 31 December 2009, the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

21.	Payables

	2010 $ million	2009 $ million
Trade and other payables due within one year
Trade and other payables	584	547
Current liability derivatives – forward foreign exchange contracts	33	24
Current liability derivatives – interest rate swaps	-	6
Acquisition consideration	-	19
	617	596
Other payables due after one year:
Acquisition consideration	-	27

The amount of $27m due after more than one year in the prior year was settled early during 2010. Trade payables are not interest bearing and are stated at their nominal value. Management considers that the carrying amount of trade payables approximates the fair value.

2010 Annual Report	109

22.	Provisions

	Rationalisation and integration $ million	Legal and other provision $ million	Total $ million
At 1 January 2010	18	90	108
Charge to income statement	7	18	25
Utilisation	(11)	(12)	(23)
At 31 December 2010	14	96	110

Provisions – due within one year	14	23	37
Provisions – due after one year	-	73	73
At 31 December 2010	14	96	110

Provisions – due within one year	16	39	55
Provisions – due after one year	2	51	53
At 31 December 2009	18	90	108

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

Included within the legal and other provision is $20m (2009 – $25m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 32 of the Notes to the Group Accounts). The remaining balance largely represents provisions for various litigation and patent disputes.

All provisions are expected to be substantially utilised within four years of 31 December 2010 and none are treated as financial instruments.

23.   Deferred Taxation

		2010 $ million	2009 $ million
Deferred tax assets		224	202
Deferred tax liabilities		(69)	(31)
Net position at 31 December		155	171
The movement in the year in the Group’s net deferred tax position was as follows:
	Notes	2010 $ million	2009 $ million
At 1 January		171	168
Exchange adjustment		(1)	4
Movement in income statement – current year		(4)	7
Movement in income statement – prior years		(4)	3
Acquisitions	29	-	1
Other intangible assets		-	(2)
Movement in other comprehensive income		(7)	(12)
Movement in shareholders’ equity		-	2
At 31 December		155	171

110	2010 Annual Report

23.	Deferred Taxation – (continued)

Movements in the main components of deferred tax assets and liabilities were as follows:

Deferred tax assets:	Retirement benefit obligation $ million	Macro- textured claim $ million	Other $ million	Total $ million
At 1 January 2009	66	52	96	214
Exchange adjustment	2	-	3	5
Movement in income statement – current year	(1)	-	2	1
Movement in income statement – prior years	1	-	3	4
Movement in other comprehensive income	(20)	-	-	(20)
Movement in shareholders’ equity	-	-	1	1
Acquisitions	-	-	1	1
Other intangible assets	-	-	(2)	(2)
Transfers	6	-	(8)	(2)
At 31 December 2009	54	52	96	202
Exchange adjustment	-	-	1	1
Movement in income statement – current year	(5)	-	18	13
Movement in income statement – prior years	-	-	(1)	(1)
Movement in other comprehensive income	6	-	-	6
Transfers	(1)	-	4	3
At 31 December 2010	54	52	118	224

The Group has unused tax losses of $21m (2009 – $25m) available for offset against future profits. A deferred tax asset has been recognised in respect of $1m (2009 – $1m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

Deferred tax liabilities:	Accelerated tax depreciation $ million	Intangible assets $ million	Other $ million	Total $ million
At 1 January 2009	(41)	(34)	29	(46)
Exchange adjustment	(1)	(2)	2	(1)
Movement in income statement – current year	2	2	2	6
Movement in income statement – prior years	5	(2)	(4)	(1)
Movement in other comprehensive income	-	-	8	8
Movement in shareholders’ equity	-	-	1	1
Transfers	-	2	-	2
At 31 December 2009	(35)	(34)	38	(31)
Exchange adjustment	2	(1)	(3)	(2)
Movement in income statement – current year	2	4	(23)	(17)
Movement in income statement – prior years	1	1	(5)	(3)
Movement in other comprehensive income	-	-	(13)	(13)
Transfers	5	(3)	(5)	(3)
At 31 December 2010	(25)	(33)	(11)	(69)

2010 Annual Report	111

24.	Share Capital

	Ordinary Shares (20¢)		Deferred Shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2008	1,223,591	245	50	-	245
At 31 December 2009	1,223,591	245	50	-	245
At 31 December 2010	1,223,591	245	50	-	245

Allotted, issued and fully paid
At 1 January 2008	947,508	190	50	-	190
Share options	2,382	-	-	-	-
At 31 December 2008	949,890	190	50	-	190
Share options	1,131	-	-	-	-
At 31 December 2009	951,021	190	50	-	190
Share options	1,816	1	-	-	1
At 31 December 2010	952,837	191	50	-	191

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

The Group considers the capital that it manages to be as follows:

	2010 $ million	2009 $ million	2008 $ million
Share capital	191	190	190
Share premium	396	382	375
Treasury shares	(778)	(794)	(823)
Retained earnings and other reserves	2,964	2,401	1,957
	2,773	2,179	1,699

112	2010 Annual Report

25(a). Share Based Payments – Share Options Plans

Employee Plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (“SAYE”) plan) is available to all employees in the UK employed by participating Group companies, subject to three months’ service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Belgium, Canada, Denmark, Finland, Germany, Hong Kong, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Belgium, Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Employees in Belgium participated in the Smith & Nephew International Sharesave Plan (2002) from September 2010 onwards. Together all of the plans referred to above are termed the “Employee Plans”.

Employees in the US are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

Executive Plans

The Smith & Nephew 1985 Share Option Scheme (adopted by shareholders on 9 May 1985), the Smith & Nephew 1990 International Executive Share Option Scheme (adopted by shareholders on 15 May 1990), the Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan, the Smith & Nephew 2001 US Share Plan (adopted by shareholders on 4 April 2001), the Smith & Nephew 2004 Executive Share Option Plan (adopted by shareholders on 6 May 2004) and the Smith & Nephew Global Share Plan 2010 (adopted by shareholders on 6 May 2010) are together termed the “Executive Plans”. The Smith & Nephew 1985 Share Option Scheme and the Smith & Nephew 1990 International Executive Share Option Scheme expired during 2010 and no options remain outstanding as at 31 December 2010.

Under the terms of the Executive Plans, the Remuneration Committee, consisting of non-executive directors, may at their discretion approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or Ordinary Shares. For options granted prior to 2001, the option price was not less than the market value of an Ordinary Share, or the nominal value if higher (the market value being the quoted price on the business day preceding the date of grant or the quoted price on the date of grant). For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010 the market value is the closing price of an Ordinary Share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 1997 are subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan is open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan is open to executive directors only.

2010 Annual Report	113

25(a). Share Based Payments – Share Options Plans – (continued)

The maximum term of options granted, under all plans, is 10 years from the date of grant. All share option plans except for the Stock Appreciation Rights Plan (detailed on page 116) are settled in shares.

At 31 December 2010 25,753,000 (2009 – 23,383,000, 2008 – 21,681,000) options were outstanding under share option plans as follows:

	Number of shares Thousand	Range of option exercise prices Pence	Weighted average exercise price Pence
Employee Plans:
Outstanding at 1 January 2008	3,678	296.0 – 600.5	397.9
Granted	906	507.0 – 640.0	509.3
Forfeited	(359)	296.0 – 581.0	408.7
Exercised	(633)	296.0 – 526.0	368.2
Expired	(59)	296.0 – 498.0	379.9
Outstanding at 31 December 2008	3,533	321.0 – 640.0	427.4
Granted	1,563	380.0 – 519.0	381.6
Forfeited	(680)	321.0 – 640.0	436.1
Exercised	(1,029)	321.0 – 507.0	362.7
Expired	(4)	321.0 – 600.5	427.9
Outstanding at 31 December 2009	3,383	348.0 – 640.0	422.7
Granted	986	459.0 – 556.0	462.2
Forfeited	(364)	348.0 – 609.0	439.8
Exercised	(625)	348.0 – 576.5	435.2
Expired	(22)	348.0 – 640.0	431.7
Outstanding at 31 December 2010	3,358	348.0 – 640.0	430.1
Options exercisable at 31 December 2010	87	425.0 – 576.5	466.5
Options exercisable at 31 December 2009	109	348.0 – 498.0	362.4
Options exercisable at 31 December 2008	168	321.0 – 526.0	398.3

Executive Plans:
Outstanding at 1 January 2008	17,350	145.0 – 637.7	525.0
Granted	5,129	465.5 – 680.5	615.1
Forfeited	(1,073)	409.5 – 637.5	559.5
Exercised	(2,696)	265.0 – 637.5	584.1
Expired	(562)	145.0 – 637.7	575.3
Outstanding at 31 December 2008	18,148	183.5 – 680.5	592.5
Granted	5,849	448.0 – 595.0	477.0
Forfeited	(1,348)	409.5 – 680.5	565.9
Exercised	(1,754)	183.5 – 637.8	428.3
Expired	(895)	185.8 – 574.5	492.8
Outstanding at 31 December 2009	20,000	265.0 – 637.5	547.1
Granted	6,249	424.0 – 675.0	520.9
Forfeited	(977)	479.0 – 680.5	581.3
Exercised	(2,386)	265.0 – 637.5	479.2
Expired	(491)	418.0 – 637.8	575.6
Outstanding at 31 December 2010	22,395	409.5 – 680.5	544.9
Options exercisable at 31 December 2010	5,153	409.5 – 627.0	548.3
Options exercisable at 31 December 2009	6,668	265.0 – 637.5	532.0
Options exercisable at 31 December 2008	5,049	183.5 – 672.5	593.2

114	2010 Annual Report

25(a). Share Based Payments – Share Options Plans – (continued)

The weighted average remaining contractual life of options outstanding at 31 December 2010 was 6.1 (2009 – 5.9 years, 2008 – 5.8 years) years for Executive Plans and 2.7 (2009 – 2.7 years, 2008 – 1.7 years) years for Employee Plans.

	2010 pence	2009 pence	2008 pence
Weighted average share price	619.3	504.0	579.5

Options granted during the year were as follows:

	Options granted Thousand	Weighted average fair value per option at grant date Pence	Weighted average share price at grant date Pence	Weighted average exercise price Pence	Weighted average option life Years
Employee Plans	986	170.2	566.0	462.2	3.9
Executive Plans	6,249	173.7	553.2	528.1	9.8

The weighted average fair value of options granted under employee plans during 2009 was 212.0p (2008 – 192.0p) and those under executive plans during 2009 was 147.9p (2008 – 191.3p).

Options granted under the executive plans are valued using a binomial model. Options granted under employee plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date. Options granted under each plans are valued separately and a weighted average fair value calculated.

The binomial model is used for executive plans so that proper allowance is made for the possibility of early exercise. At the 2010 grant management expected 90% of the options granted under the 2001 Executive Scheme to vest (2009 – 95%, 2008 – 95%) and 90% of the 2004 Executive Scheme to vest (2009 – 60%, 2008 – 60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee plans			Executive plans
	2010	2009	2008	2010	2009	2008
Dividend yield (%)	1.5	1.5	1.0	1.5	1.5	1.0
Expected volatility (%) (i)	30.0	30.0	25.0	30	30.0	25.0
Risk free interest rate (%) (ii)	2.5	3.3	4.5	2.5	3.3	4.5
Expected life in years (iii)	3.9	3.9	3.9	9.8	6.8	6.5

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Plan’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2009 – 5%, 2008 – 5%) of Executive Plan option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2009 – 50%, 2008 – 50%) of Executive Plan option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the 2004 Plan and 50% for the options granted to executives and 25% for other recipients under the Global Share Plan 2010 (2009 – 50% for the 2004 Plan and 25% for the 2001 Plans, 2008 – 50% for the 2004 Plan and 25% for the 2001 Plans).

2010 Annual Report	115

25(a). Share Based Payments – Share Options Plans – (continued)

Summarised information about options outstanding under the share option plans at 31 December 2010 is as follows:

	Number outstanding Thousand	Weighted average remaining contract life Years
Employee Plans:
348.0p to 619.3p*	3,355	2.7
619.3p* to 640.0p	3	1.3
	3,358	2.7

Executive Plans:
409.5p to 619.3p*	15,527	6.6
619.3p* to 680.5p	6,868	4.8
	22,395	6.1

*	The split has been determined based on the weighted average share price of 619.3p.

As at 31 December 2010 nil (2009 – 77,669, 2008 – 85,135) options remain outstanding under the 1999 and 2000 Stock Appreciation Rights Plan. The fair value liability related to these schemes was nil in both 2009 and 2008, this was materially the same as intrinsic value.

25(b). Share Based Payments – Long-Term Incentive Plans

In 2004, a share based incentive plan was introduced for executive directors, executive officers and the next level of senior executives, which replaced the Long-term Incentive Plan (LTIP). The plan includes a Performance Share Plan (“PSP”) and a Bonus Co-Investment Plan (“CIP”).

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

From 2009, the CIP was replaced by the Deferred Bonus Plan. This plan is designed to encourage executives to build up and maintain a significant shareholding in the Company. Under the plan, up to one third of any bonus earned at target level or above by an eligible employee will be compulsorily deferred into shares which vest, subject to continued employment, in equal annual tranches over three years (i.e. one third each year). No further performance conditions will apply to the deferred shares.

From 2010, Performance Share awards are granted under the Global Share Plan 2010 for all executives other than Executive Directors. Awards granted under both plans are combined to provide the figures below. Vesting of the share awards is dependent upon performance relative to the FTSE 100 and an index based on major international companies in the medical devices industry.

The fair values of awards granted under long term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long term incentive plans is nil. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 35% (2009 – 30%, 2008 – 15%) has been assumed with the constituents of the group. A correlation of 35% (2009 – 30%, 2008 – 15%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of EPSA growth and the Group’s Total Shareholder Return (“TSR”) performance over the three year performance period.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 25(a) of the Notes to the Group Accounts.

116	2010 Annual Report

25(b). Share Based Payments – Long-Term Incentive Plans – (continued)

At 31 December 2010 the maximum number of shares that could be awarded under the Group’s long-term incentive plans were:

	PSP	CIP	Deferred Bonus Plan	Total
	Number of shares in thousands
Outstanding at 1 January 2008	3,323	760	-	4,083
Awarded	1,588	384	-	1,972
Vested	(135)	(89)	-	(224)
Forfeited	(959)	(305)	-	(1,264)
Outstanding at 31 December 2008	3,817	750	-	4,567
Awarded	2,372	-	305	2,677
Vested	(334)	(99)	(7)	(440)
Forfeited	(975)	(206)	(6)	(1,187)
Outstanding at 31 December 2009	4,880	445	292	5,617
Awarded	2,386	-	338	2,724
Vested	(501)	(116)	(101)	(718)
Forfeited	(753)	(132)	(7)	(892)
Outstanding at 31 December 2010	6,012	197	522	6,731

The weighted average remaining contractual life of awards outstanding at 31 December 2010 was 1.8 years (2009 – 1.8 years, 2008 – 1.5 years) for the PSP, 0.2 years (2009 – 0.7 years, 2008 – 1.3 years) for the CIP and 1.9 years (2009 – 2.2 years) for the Deferred Bonus Plan.

25(c). Share Based Payments – Charge to Income Statement

The expense charged to the income statement for share based payments is as follows:

	2010 $ million	2009 $ million	2008 $ million
Granted in current year	5	2	4
Granted in prior years	16	16	20
Total share based expense for the year	21	18	24

Under the Executive Plans, PSP and CIP the number of Ordinary Shares over which options and share awards may be granted is limited so that the number of Ordinary Shares issued or that may be issued during the ten years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any ten-year period under all share plans operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

26.	Treasury Shares

Treasury shares represents the holding of the Company’s own shares in respect of the Smith & Nephew Employee’s Share Trust and shares bought back as part of the share buy-back programme, which was suspended in 2008.

The Smith & Nephew 2004 Employees’ Share Trust (“Trust”) was established to hold shares relating to the long-term incentive plans referred to in the “Directors’ Remuneration Report”. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The cost of the Trust is charged to the income statement as it accrues. A partial dividend waiver is in place in respect of those shares held under the long-term incentive plans. The trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid.

2010 Annual Report	117

26.	Treasury Shares – (continued)

The movements in Treasury shares and the Employees’ Share Trust are as follows:

				Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2009				816	7	823
Shares transferred from treasury				(14)	14	-
Shares transferred to group beneficiaries				(9)	(20)	(29)
At 31 December 2009				793	1	794
Shares purchased				-	5	5
Shares transferred from treasury				(19)	19	-
Shares transferred to group beneficiaries				(5)	(16)	(21)
At 31 December 2010				769	9	778

				No of Shares (million)	No of Shares (million)	No of Shares (million)
At 1 January 2009				66.6	0.5	67.1
Shares transferred from treasury				(1.1)	1.1	-
Shares transferred to group beneficiaries				(0.8)	(1.5)	(2.3)
At 31 December 2009				64.7	0.1	64.8
Shares purchased				-	0.6	0.6
Shares transferred from treasury				(1.6)	1.6	-
Shares transferred to group beneficiaries				(0.4)	(1.5)	(1.9)
At 31 December 2010				62.7	0.8	63.5
27. Cash Flow Statement Analysis of Net Debt
			Borrowings
	Cash $ million	Overdrafts $ million	due within one year $ million	due after one year $ million	Net currency swaps $ million	Total $ million
At 1 January 2008	170	(61)	(1,381)	(36)	(2)	(1,310)
Net cash flow	(16)	34	49	(80)	(5)	(18)
Other non-cash changes	-	-	1,248	(1,248)	-	-
Facility fee (i)	-	-	-	2	-	2
Exchange adjustment	(9)	4	(8)	4	3	(6)
At 31 December 2008	145	(23)	(92)	(1,358)	(4)	(1,332)
Net cash flow	38	6	66	288	12	410
Exchange adjustment	9	(1)	(1)	(20)	(8)	(21)
At 31 December 2009	192	(18)	(27)	(1,090)	-	(943)
Net cash flow	9	6	(17)	437	3	438
Exchange adjustment	6	-	(1)	11	(3)	13
At 31 December 2010	207	(12)	(45)	(642)	-	(492)

(i)	During 2008, $2m of the facility fee prepayment was reclassified as borrowings following the term-out of the loan.

118	2010 Annual Report

27.	Cash Flow Statement – (continued)

Reconciliation of Net Cash Flow to Movement in Net Debt

	2010 $ million	2009 $ million	2008 $ million
Change in cash net of overdrafts in the year	15	44	18
Settlement of currency swaps	3	12	(5)
Net change in borrowings	420	354	(31)
Change in net debt from net cash flow	438	410	(18)
Facility fee paid	-	-	2
Exchange adjustment	13	(21)	(6)
Change in net debt in the year	451	389	(22)
Opening net debt	(943)	(1,332)	(1,310)
Closing net debt	(492)	(943)	(1,332)
Cash and Cash Equivalents For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.
	2010 $ million	2009 $ million	2008 $ million
Cash at bank and in hand	207	192	145
Bank overdrafts	(12)	(18)	(23)
Cash and cash equivalents	195	174	122
28. Currency Translation The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:
	Average rates
	2010	2009	2008
Sterling	1.54	1.56	1.84
Euro	1.32	1.39	1.46
Swiss Franc	0.96	0.92	0.92

	Year-end rates
	2010	2009	2008
Sterling	1.57	1.61	1.44
Euro	1.34	1.43	1.39
Swiss Franc	1.07	0.97	0.94

29.	Acquisitions

Year ended 31 December 2010

In the year ended 31 December 2010 there were no acquisitions.

Year ended 31 December 2009

Plus Orthopedics Holdings AG

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159m. As part of the agreement the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement as well as resolving the contractual price adjustments.

2010 Annual Report	119

29.	Acquisitions – (continued)

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

	Pre-acquisition carrying amounts $ million	Fair value adjustments $ million	Fair value to Group reported in 2009 $ million
Property, plant and equipment	10	(4)	6
Intangible assets – acquisition intangibles	-	12	12
Inventories	4	-	4
Trade and other payables	(1)	-	(1)
Deferred taxation	-	1	1
Net assets	13	9	22
Goodwill on acquisition			3
Cost of acquisition			25

Discharged by:
Cash			25

Management believes that goodwill represents the value of the workforce and synergies that are expected to arise from the combined group.

As the Group was the only material customer of Nucryst Pharmaceuticals, Corp., no contribution to revenue was achieved in 2009. The post-acquisition contribution to attributable profit for 2009 was immaterial.

Year ended 31 December 2008

The aggregate impact of acquisitions that occurred during 2008 is set out below. The acquisitions primarily relate to minority interest and distributor buyouts, as a result of the Plus acquisition concluded in 2007. There is no material difference between the fair value and book value of the net assets acquired.

$ million
Deferred taxation	1
Intangible assets	1
Assets acquired	2
Goodwill (i)	(2)
Cost of acquisition	-

Discharged by
Cash	2
Deferred consideration (i)	(2)
-

(i)	Relating to the reversal of goodwill allocated previously on the basis of contingent consideration.

In 2008, deferred consideration of $14m in respect of the previous years’ acquisitions was paid.

120	2010 Annual Report

30.	Assets held for sale

The Group has classified following assets as held for sale:

	2010 $ million	2009 $ million
Property, plant and equipment	-	8
Inventory	-	6
	-	14

In 2009, the Group closed the Largo manufacturing site. The property, plant and equipment was disposed of in 2010. The property was valued at the net realisable value less any costs to sell.

The Group had committed to the disposal of its pain management business at 31 December 2009, which occurred during 2010. The related goodwill and intangible assets were impaired by $19m to their estimated net realisable value. As part of this disposal, inventory to the value of $6m was held for sale.

31.   Financial Commitments

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $15m (2009 – $7m).

The Group is contractually committed to four milestone payments, which total $60m (2009 – $60m), related to the US approval and commercialisation of DUROLANE which may become payable under the terms of the agreement with Q-MED AB signed in June 2006.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2010 $ million	2009 $ million
Land and buildings:
Within one year	30	28
After one and within two years	25	20
After two and within three years	19	17
After three and within four years	18	12
After four and within five years	14	11
After five years	21	17
	127	105
Other assets:
Within one year	23	25
After one and within two years	10	18
After two and within three years	5	6
After three and within four years	1	2
	39	51
Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:
	2010 $ million	2009 $ million
Within one year	5	5
After one and within two years	4	5
After two and within three years	3	4
After three and within four years	3	3
After four and within five years	3	3
After five years	12	15
Total minimum lease payments	30	35
Discounted by imputed interest	(8)	(9)
Present value of minimum lease payments	22	26

Present value of minimum lease payments can be split out as: $4m (2009 – $3m) due within one year, $8m (2009 – $11m) due between one to five years and $10m (2009 – $12m) due after five years.

2010 Annual Report	121

32.	Contingencies

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but with the possible exception of those detailed below, management believes none of them will result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost to date related to this matter is approximately $212m. The Group has sought recovery from its insurers.

To date the primary insurance carrier has paid $60m in full settlement of its policy liability. An additional $22m was received from a successful legal settlement. At 31 December 2010, at least $133m remains due, and the Group has sought coverage from five excess insurance carriers. However, these excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US District Court for the Western District of Tennessee, and trial is expected to commence in 2012.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $20m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, however, there can be no assurance on this point.

In September 2007, the US Securities and Exchange Commission (“SEC”) notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (“FCPA”) in connection with the sale of products in certain foreign countries. The US Department of Justice subsequently joined the SEC’s request. The Group is cooperating fully with the US Department of Justice and the SEC regarding these matters, has conducted a broader review on its own initiative, and has disclosed to them information indicating that at least one independent distributor of the Group’s products may have made payments that could have FCPA implications. The Group is engaged in discussions to resolve these matters, which might include a settlement by which the Group would pay certain amounts, and submit to compliance reporting and oversight obligations. There is no assurance that a settlement will be reached, however.

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and, in some cases, breach of licence agreement. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

33.	Retirement Benefit Obligations

The Group’s retirement benefit obligations comprise:

	2010 $ million	2009 $ million
Funded Plans:
UK Plan	59	134
US Plan	110	109
Other Plans (i)	36	28
	205	271
Unfunded Plans:
Other Plans (i)	22	22
Retirement Healthcare	35	29
	262	322

(i)	The analysis in this note for “Other Plans” combines both the funded and unfunded retirement benefit obligations.

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

122	2010 Annual Report

33.	Retirement Benefit Obligations – (continued)

In July 2010, the UK Government announced that it would, in future, link the statutory minimum pension indexation to the Consumer Prices Index (CPI) rather than the Retail Prices Index (RPI). In December 2010, the Government issued statutory orders for the indexation of benefits in 2011 based on CPI. The Group has assessed that this change will reduce the UK pension liabilities. To reflect this, in 2010 the Group has recognised an actuarial gain of $13m outside profit and loss through Other Comprehensive Income.

The present value of the defined benefit obligation and the related current service cost are measured using the projected unit method. Under the projected unit method, the current service cost will increase as the members of the defined benefit plans approach retirement. The principal actuarial assumptions used by the independent qualified actuaries in valuing the major plans in the United Kingdom (“UK Plan”), the United States (“US Plan”) and all other plans (“Other Plans”) and a breakdown of the pension costs charged to income are as follows:

Principal actuarial assumptions:

	2010	2009	2008
	% per annum
UK Plan:
Discount rate	5.5	5.7	6.1
Expected return on plan assets (i)	5.9	6.4	6.5
Expected rate of salary increases	5.5	5.6	5.2
Future pension increases	3.5	3.6	3.2
Inflation	3.5	3.6	3.2
Life expectancy of male aged 60 (in years)	28.2	28.1	28.6
Life expectancy of male aged 60 in 20 years time (in years)	31.5	31.3	31.9

US Plan:
Discount rate	5.6	6.0	5.9
Expected return on plan assets (i)	7.5	7.5	8.2
Expected rate of salary increases	4.7	4.7	5.0
Future pension increases	-	-	-
Inflation	2.7	2.7	2.7
Life expectancy of male aged 60 (in years)	22.8	23.0	23.0
Life expectancy of male aged 60 in 20 years time (in years)	24.7	25.8	25.8

Other Plans:
Discount rate (ii)	4.2	4.6	3.5
Expected return on plan assets (i) (ii)	5.1	5.0	5.2
Expected rate of salary increases (ii)	3.0	3.3	2.2
Future pension increases (ii)	2.3	1.9	0.8
Inflation (ii)	2.1	1.0	1.0

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

Pension costs (including retirement healthcare):

	2010	2009	2008
	$ million	$ million	$ million
Current service cost – employer’s portion	26	26	29
Other finance cost	64	61	66
Expected return on assets in the plan	(55)	(48)	(66)
Net defined benefit pension costs	35	39	29
Net defined contribution pension costs	25	25	24
Total pension costs charged to profit before taxation	60	64	53

2010 Annual Report	123

33.	Retirement Benefit Obligations – (continued)

Actuarial gains/(losses) recognised in Group Statement of Comprehensive Income:

	2010	2009	2008
	$ million	$ million	$ million
Experience gains/(losses) in pension scheme assets	34	71	(236)
Experience gains on scheme liabilities	21	17	1
(Losses)/gains due to changes in assumptions underlying scheme liabilities	(29)	(47)	20
	26	41	(215)

Of the $60m (2009 – $64m, 2008 – $53m) net cost for the year, $51m (2009 – $51m, 2008 – $53m) was charged to operating profit. The interest cost and expected return on plan assets are reported as other finance costs. The actuarial gains of $26m (2009 – gain of $41m, 2008 – loss of $215m) were reported in the statement of other comprehensive income making the cumulative charge to date $228m (2009 – $254m, 2008 – $295m).

The contributions made in the year in respect of defined benefit plans were: UK Plan $37m (2009 – $19m, 2008 – $23m); US Plan $20m (2009 – $14m, 2008 – $11m); and Other Plans $8m (2009 – $8m, 2008 – $9m). The agreed contributions for 2011 in respect of the Group’s defined benefit plans are: $38m for the UK Plan (including $29m of supplementary payments), $30m for the US Plan and $7m for other defined benefit plans.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2010 there were nil outstanding payments due to be paid over to the plans (2009 – nil, 2008 – nil).

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return	Value	Rate of Return	Value	Rate of Return	Value
	%	$ million	%	$ million	%	$ million
31 December 2010
Equities	7.4	324	8.4	192	8.3	33
Bonds	4.0	262	4.2	70	4.5	33
Property	-	-	-	-	5.8	5
Other	4.1	9	2.8	10	4.1	29
Market value of assets		595		272		100
Present value of defined benefit obligations		(654)		(382)		(158)
Deficit: non-current liability recognised in the balance sheet		(59)		(110)		(58)

31 December 2009
Equities	7.7	310	8.7	161	7.1	29
Bonds	4.7	203	4.2	68	4.1	34
Property	6.2	16	-	-	5.0	5
Other	4.1	5	3.3	5	5.3	19
Market value of assets		534		234		87
Present value of defined benefit obligations		(668)		(343)		(137)
Deficit: non-current liability recognised in the balance sheet		(134)		(109)		(50)

124	2010 Annual Report

33.	Retirement Benefit Obligations – (continued)

The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans as at 31 December for the last two years:

	UK Plan		US Plan		Other Plans
%	2010	2009	2010	2009	2010	2009
Asset Category:
Equity securities	55	58	71	69	33	33
Debt securities	44	38	26	29	33	39
Property	-	3	-	-	5	6
Other	1	1	3	2	29	22
Total	100	100	100	100	100	100

A reconciliation of the present value of defined benefit obligations is shown in the following tables:

	UK Plan	US Plan	Other Plans	Retirement Healthcare	Total
	$ million	$ million	$ million	$ million	$ million
Present value of defined benefit obligations at 1 January 2009	516	337	141	28	1,022
Current service cost	8	9	9	-	26
Settlements to members	-	-	(3)	-	(3)
Other finance cost	34	20	6	1	61
Experience gains on plan liabilities	(10)	-	(7)	-	(17)
Losses/(gains) on change of assumptions	73	(14)	(11)	(1)	47
Plan participant contributions	2	-	3	-	5
Benefits paid	(22)	(9)	(11)	(1)	(43)
Exchange adjustment	67	-	10	2	79
Present value of defined benefit obligations at 31 December 2009	668	343	137	29	1,177
Current service cost	9	8	9	-	26
Settlements to members	-	-	(2)	-	(2)
Other finance cost	36	20	6	2	64
Experience (gains)/losses on plan liabilities	(21)	2	(2)	-	(21)
Losses on change of assumptions	1	19	4	5	29
Plan participant contributions	2	-	6	-	8
Benefits paid	(21)	(10)	(5)	(1)	(37)
Exchange adjustment	(20)	-	5	-	(15)
Present value of defined benefit obligations at 31 December 2010	654	382	158	35	1,229

2010 Annual Report	125

33.	Retirement Benefit Obligations – (continued)

A reconciliation of the fair value of plan assets is shown in the following tables:

	UK Plan	US Plan	Other Plans	Retirement Healthcare	Total
	$ million	$ million	$ million	$ million	$ million
Fair value of plan assets at 1 January 2009	416	180	76	-	672
Expected return on plan assets	29	15	4	-	48
Settlements to members	-	-	(3)	-	(3)
Experience gains on plan assets	36	34	1	-	71
Plan participant contributions	2	-	3	-	5
Company contributions	19	14	8	-	41
Benefits paid	(22)	(9)	(11)	-	(42)
Exchange adjustment	54	-	9	-	63
Fair value of plan assets at 31 December 2009	534	234	87	-	855
Expected return on plan assets	33	17	5	-	55
Settlements to members	-	-	(2)	-	(2)
Experience gains/(losses) on plan assets	26	11	(3)	-	34
Plan participant contributions	2	-	6	-	8
Company contributions	37	20	8	-	65
Benefits paid	(21)	(10)	(5)	-	(36)
Exchange adjustment	(16)	-	4	-	(12)
Fair value of plan assets at 31 December 2010	595	272	100	-	967

The history of experience adjustments is as follows:

	Present value of			Experience (losses)/ gains on plan liabilities		Experience gains/(losses) on plan assets
	Defined benefit obligations	Fair value of plan assets	Deficit in plan	Amount – gain/(loss)	Percentage of plan liabilities	Amount – gain/(loss)	Percentage of plan assets
	$ million	$ million	$ million	$ million	%	$ million	%
At 31 December 2010:
UK Plan	(654)	595	(59)	21	3	26	4
US Plan	(382)	272	(110)	(2)	-	11	4
Other Plans	(158)	100	(58)	2	1	(3)	3
At 31 December 2009:
UK Plan	(668)	534	(134)	10	2	36	7
US Plan	(343)	234	(109)	-	-	34	15
Other Plans	(137)	87	(50)	7	5	1	1
At 31 December 2008:
UK Plan	(516)	416	(100)	1	-	(126)	30
US Plan	(337)	180	(157)	(5)	1	(100)	56
Other Plans	(141)	76	(65)	5	4	(10)	13
At 31 December 2007:
UK Plan	(753)	673	(80)	-	-	8	1
US Plan	(283)	256	(27)	1	-	(5)	2
Other Plans	(145)	98	(47)	(1)	1	12	12
At 31 December 2006:
UK Plan	(661)	617	(44)	15	2	20	3
US Plan	(295)	238	(57)	3	1	14	6
Other Plans	(60)	36	(24)	1	2	1	3

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $2m (2009 – $2m, 2008 – $3m). The amount receivable at 31 December 2010 was $nil (2009 – $nil, 2008 – $nil).

126	2010 Annual Report

33.	Retirement Benefit Obligations – (continued)

Retirement Healthcare

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2010		2009		2008
% per annum	UK	US	UK	US	UK	US
Discount rate	5.5	5.6	5.7	6.0	6.1	5.9
Medical cost inflation	7.0	8.0	7.0	8.0	6.5	8.7

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2010 by more than $2m (2009 – more than $2m, 2008 – more than $1m).

For the US the retirement healthcare cost trend for 2011 is expected to be 2.4% above the discount rate. Thereafter the healthcare cost trend rate is assumed to decrease by 0.5% per year to an ultimate rate of 5.0%. For the UK it will remain flat at 7%.

34.	Related Party Transactions

Trading Transactions

In the course of normal operations, the Group traded with its associates detailed in Note 15 of the Notes to the Group Accounts. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2010	2009	2008
	$ million	$ million	$ million
Sales to the associates	8	7	4
Purchases from the associates	4	4	4

All sale and purchase transactions occur on an arm’s length basis.

Key Management Personnel

The remuneration of executive officers (including non-executive directors) during the year is summarised below:

	2010	2009	2008
	$ million	$ million	$ million
Short-term employee benefits	13	14	12
Share-based payment	3	6	9
Pension and post employment benefit entitlements	1	1	1
Termination benefits	-	-	1
	17	21	23

35.	Information About the Nature and Cost of Services Provided by Auditors

	2010	2009	2008
	$ million	$ million	$ million
Audit services: Group accounts	1	1	1
Other services:
Local statutory audit pursuant to legislation	2	2	3
Other services pursuant to legislation	-	-	1
Taxation services:
Compliance services	1	1	1
Advisory services	1	1	2
Corporate finance transactions	-	-	1
Total auditors’ remuneration	5	5	9

Arising:
In the UK	2	2	5
Outside the UK	3	3	4
	5	5	9

2010 Annual Report	127

36.	Principal Subsidiary Undertakings

The information provided below is given for principal trading and manufacturing subsidiary undertakings, all of which are 100% owned, in accordance with Section 410 of the Companies Act 2006. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew OY	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew Orthopedics GmbH	Medical Devices	Germany
Smith & Nephew Orthopedics Hellas SA	Medical Devices	Greece
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew Nederland CV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SA	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew Orthopaedics AG	Medical Devices	Switzerland

USA:
Smith & Nephew Inc.	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc.	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Co Limited	Medical Devices	China
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc.	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

128	2010 Annual Report

COMPANY AUDITOR’S REPORT

Independent Auditor’s Report to the Members of Smith & Nephew plc

We have audited the parent company accounts of Smith & Nephew plc for the year ended 31 December 2010 which comprise the Parent company balance sheet and the related notes A to G. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

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

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibility Statement set out on page 75, the directors are responsible for the preparation of the parent company accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

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

Opinion on accounts

In our opinion the parent company accounts:

•	give a true and fair view of the state of the company’s affairs as at 31 December 2010;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Directors’ Report for the financial year for which the accounts are prepared is consistent with the parent company accounts.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company accounts and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

2010 Annual Report	129

Other matter

We have reported separately on the group accounts of Smith & Nephew plc for the year ended 31 December 2010.

Les Clifford (Senior statutory auditor) for and on behalf of Ernst & Young LLP Statutory Auditor London 24 February 2011

130	2010 Annual Report

COMPANY BALANCE SHEET

	Notes	At 31 December
		2010 $million	2009 $million
Fixed assets:
Investments	B	3,598	3,598

Current assets:
Debtors	C	2,523	2,337
Cash and bank	D	21	3
		2,544	2,340
Creditors: amounts falling due within one year:
Borrowings	D	(1)	(8)
Other creditors	E	(1,675)	(1,086)
		(1,676)	(1,094)
Net current assets		868	1,246
Total assets less current liabilities		4,466	4,844

Creditors: amounts falling due after one year:
Borrowings	D	(623)	(1,065)
Total assets less total liabilities		3,843	3,779

Capital and reserves
Equity shareholders’ funds:
Called up equity share capital	F	191	190
Share premium account	F	396	382
Capital reserve	F	2,266	2,266
Treasury shares	F	(778)	(794)
Exchange reserve	F	(52)	(52)
Profit and loss account	F	1,820	1,787
Shareholders’ funds		3,843	3,779

The accounts were approved by the Board and authorised for issue on 24 February 2011 and signed on its behalf by: John Buchanan Chairman David J. Illingworth Chief Executive Adrian Hennah Chief Financial Officer

2010 Annual Report	131

NOTES TO THE COMPANY ACCOUNTS

A.	Accounting Policies

The separate accounts of the Company are presented as required by the Companies Act 2006. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7, Financial Instruments: Disclosures, the Company is exempt from FRS 29, Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 80 to 128.

The Company has taken advantage of the exemption in FRS 8, Related Party Disclosures not to present its related party disclosures as the Group accounts contain these disclosures. In addition, the Company has taken advantage of the exemption in FRS 1, Cash Flow Statements not to present its own cash flow statement as the Group accounts contain a consolidated cash flow.

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

Share Based Payments

The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

The disclosure relating to the Company is detailed in Note 25 of the Notes to the Group accounts.

132	2010 Annual Report

B.	Investments

$ million
At 1 January 2010 and 31 December 2010	3,598

Investments represent holdings in subsidiary undertakings.

The information provided below is given for the principal direct subsidiary undertakings, all of which are 100% owned and, in accordance with Section 410 of the Companies Act 2006, a full list will be appended to Smith & Nephew’s next annual return to Companies House.

Company Name	Activity	Country of operation and incorporation
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew (Overseas) Limited	Holding Company	England & Wales

Refer to Note 36 of the Notes to the Group accounts for the principal trading and manufacturing subsidiary undertakings of the Group.

C.	Debtors

	2010 $ million	2009 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,514	2,335
Prepayments and accrued income	6	2
Current asset derivatives – forward foreign exchange contracts	3	-
	2,523	2,337

D.	Cash and Borrowings

	2010 $ million	2009 $ million
Bank loans and overdrafts due within one year or on demand	1	8
Bank loans due after one year	623	1,065
Borrowings	624	1,073
Cash and bank	(21)	(3)
Net debt	603	1,070

All currency swaps are stated at fair value. Gross US Dollar equivalents of $61m (2009 – $95m) receivable and $61m (2009 – $95m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2010 and 2009 to hedge Intragroup loans.

E.	Other Creditors

	2010 $ million	2009 $ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,646	1,067
Other creditors	14	5
Current taxation	12	8
Current liability derivatives – interest rate swaps	-	6
Current liability derivatives – forward foreign exchange contracts	3	-
	1,675	1,086

2010 Annual Report	133

F.	Equity and Reserves

	2010							2009
	Share Capital	Share Premium	Capital reserves	Treasury Shares	Exchange reserves	Profit and loss account	Total share- holders’ funds	Total share- holders’ funds
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January	190	382	2,266	(794)	(52)	1,787	3,779	3,751
Attributable profit for the year	-	-	-	-	-	157	157	113
Equity dividends paid in the year	-	-	-	-	-	(132)	(132)	(120)
Share-based payments recognised	-	-	-	-	-	21	21	18
Cost of shares transferred to beneficiaries	-	-	-	21	-	(13)	8	10
New shares issued on exercise of share options	1	14	-	-	-	-	15	7
Treasury shares purchased	-	-	-	(5)	-	-	(5)	-
At 31 December	191	396	2,266	(778)	(52)	1,820	3,843	3,779

Further information on the share capital of the Company can be found in Note 24 of the Notes to the Group Accounts.

The total distributable reserves of the Company are $990m (2009 – $941m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $157m (2009 – $113m).

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 35 of the Notes to the Group Accounts.

G.	Contingencies

	2010 $ million	2009 $ million
Guarantees in respect of subsidiary undertakings	33	27

The Company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Limited. The Company has provided guarantees to the Trustees of the pension plans to support future amounts due from participating employers (see Note 33 of the Notes to the Group Accounts).

134	2010 Annual Report

INVESTOR INFORMATION

*	A graph showing total shareholder return can be found in the Directors’ Remuneration Report on page 71.

The report and financial statements, share and ADR price information, company presentations, the financial calendar, Corporate Governance Statement, contact details and other investor information on the Group are available in the ‘Investor Centre’ section of the Company’s website at www.smith-nephew.com.

2010 Annual Report	135

SHAREHOLDER RETURN

Dividends

Dividend History

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

An interim dividend in respect of each fiscal year is normally declared in August and paid in November. Up to 2004 a final dividend for each year was recommended by the Board of Directors in the following February and paid in May after approval by shareholders at the Company’s Annual General Meeting. Following shareholder approval in December 2005, the directors were able to declare and pay interim dividends. The second interim dividend replaced the final dividend and was usually payable in May and accordingly in 2008 and 2009 shareholders received two interim dividends. From 2010, the Company is reverting to paying an interim and final dividend each year; a final dividend will be recommended by the Board of Directors and paid subject to approval by shareholders at the Company’s Annual General Meeting.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

Dividends per Share

The table below sets out the dividends per Ordinary share in the last five years.

	Years ended 31 December
	2010	2009	2008	2007	2006
Pence per share:
Interim	4.233	3.650	3.194	2.450	2.456
Final/Second interim (ii)	(i) 6.720	6.494	6.194	4.059	3.789
Total	10.953	10.144	9.388	6.509	6.245
US cents per share:
Interim	6.667	6.067	5.511	5.011	4.556
Final/Second interim (ii)	10.911	9.922	9.022	8.200	7.456
Total	17.578	15.989	14.533	13.211	12.012

(i)	Translated at the Bank of England rate on 23 February 2011.

(ii)	2006 to 2009 Second interim, 2010 Final

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

The 2010 final dividend will be payable on 19 May 2011, subject to shareholder approval.

The Ordinary Shares will trade ex-dividend on the London Stock Exchange from 27 April 2011. The ADSs will trade ex-dividend on the New York Stock Exchange from 29 April 2011. In respect of the final dividend for the year ended 31 December 2010 of 9.82 US cents per Ordinary Share, the record date will be 3 May 2011 and the payment date will be 19 May 2011. The Sterling equivalent per Ordinary Share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 3 May 2011.

136	2010 Annual Report

Share Prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s Ordinary Shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	Ordinary Shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Year ended 31 December:
2006	5.71	4.00	52.65	36.95
2007	6.50	5.33	67.84	51.54
2008	6.91	4.13	68.87	30.39
2009	6.42	4.20	51.38	30.57
2010	6.97	5.38	53.94	41.29

Quarters in the year ended 31 December:
2009:
1st Quarter	5.53	4.22	39.63	30.57
2nd Quarter	4.84	4.20	38.91	31.00
3rd Quarter	5.66	4.39	46.93	35.82
4th Quarter	6.42	5.27	51.38	42.55

2010:
1st Quarter	6.97	6.25	53.23	48.98
2nd Quarter	6.95	6.05	53.94	43.26
3rd Quarter	6.16	5.38	47.45	41.29
4th Quarter	6.86	5.43	52.55	43.09

2011:
1st Quarter (to 23 February 2011)	7.42	6.50	60.19	50.83

Last Six Months:
August 2010	5.78	5.41	45.88	41.29
September 2010	5.81	5.38	45.60	41.52
October 2010	5.83	5.43	46.23	43.09
November 2010	5.97	5.50	48.14	43.93
December 2010	6.86	5.94	52.55	46.41
January 2011	7.14	6.50	56.83	50.83
February 2011 (to 23 February 2011)	7.42	7.02	60.19	56.57

2010 Annual Report	137

INFORMATION FOR SHAREHOLDERS

Financial Calendar

Annual General Meeting	14 April 2011
Quarter One results	5 May 2011
Payment of 2010 final dividend	19 May 2011
Half year results announced	5 August 2011 (i)
Quarter Three results announced	4 November 2011
Payment of 2011 first interim dividend	November 2011
Full year results announced	February 2012 (i)
Annual Report available	February/March 2012
Annual General Meeting	April/May 2012

(i)	Dividend declaration dates.

Ordinary Shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2081 inside the UK *

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

In line with developing practice we encourage shareholders to elect to receive communications via e-mail as this has significant environmental and cost benefits. Shareholders may register for this service through Equiniti, at www.shareview.co.uk. Shareholders will receive a confirmation letter from Equiniti at their registered address, containing an Activation Code for future use.

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

•	Individual savings account (ISA)

Shareholders who are UK resident may hold Smith & Nephew plc shares in an Individual Savings Account (ISA), which is administered by the Company’s registrar. For information about this service please contact Equiniti (as above).

138	2010 Annual Report

Shareholder Communications

The Company makes quarterly financial announcements which are made available through Stock Exchange announcements and on the Group’s website (www.smith-nephew.com). Copies of recent Annual Reports, press releases, institutional presentations and audio webcasts are also available on the website.

Following shareholder approval in 2007, the Company sends paper copies of the Annual Report only to those shareholders that have elected to receive shareholder documentation by post. ADS holders will also not receive a paper copy unless they have elected to do so. Electronic copies of the Annual Report are available on the Group’s website at www.smith-nephew.com. Both Ordinary shareholders and ADS holders can request paper copies of the Annual Report, which the Company provides free of charge. The Company will continue to send to Ordinary shareholders by post the notice of the Annual General Meeting and an accompanying letter. The letter states that the Annual Report is available on the Group’s website. Shareholders who elect to receive the notice of Annual General Meeting electronically are informed by e-mail of the documents’ availability on the Group’s website. ADS holders receive the form of proxy by post but will not receive a paper copy of the notice of Annual General Meeting.

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

2010 Annual Report	139

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

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com, the Smith-Nephew website www.smith-nephew.com and is quoted daily in the Wall Street Journal.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2010 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee- attracting services until its fee for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any cash distribution to ADS registered holders, including payment of dividend

A fee equivalent to the fee that would be payable if securities distributed to holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$0.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

A fee of 2 US cents per ADS was paid on the 2009 second interim dividend and a fee of 1 US cent per ADS was deducted from the 2010 first interim dividend paid in November. In the period 1 January 2010 to 23 February 2011 the total reimbursed by The Bank of New York Mellon was $170,772.

140	2010 Annual Report

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

Shareholdings

As at 23 February 2011, 6,910,750 ADSs equivalent to 34,553,750 Ordinary Shares or approximately 3.9% of the total Ordinary Shares in issue, were outstanding and were held by 91 registered holders.

As at 23 February 2011, to the knowledge of the Group, there were 20,410 registered holders of Ordinary Shares, of whom 83 had registered addresses in the US and held a total of 214,806 Ordinary Shares (less than 0.1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 23 February 2011, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FSA) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Disclosure and Transparency Rules:

	23 February 2011%	As at 31 December
		2010%	2009%	2008%
Capital Group of Companies Inc	5.1	5.1	5.1	5.1
Newton Investment Management Limited	5.0	5.0	5.1	5.0
Legal and General Group plc	5.0	5.0	4.0	4.5
BlackRock, Inc	4.7	5.0	-	-
Thornburg Investment Management Inc	-	4.1	4.8	-
FMR LLC	-	-	3.9	3.9
Prudential plc	-	-	-	3.1

	23 February 2011 ‘000	As at 31 December
		2010 ‘000	2009 ‘000	2008 ‘000
Capital Group of Companies Inc	44,594	44,594	44,594	44,594
Newton Investment Management Limited	44,338	44,735	45,129	44,168
Legal and General Group plc	44,704	44,704	35,329	40,040
BlackRock, Inc	42,102	44,322	-	-
Thornburg Investment Management Inc	-	36,164	44,852	-
FMR LLC	-	-	34,101	34,101
Prudential plc	-	-	-	26,945

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

2010 Annual Report	141

Purchase of Ordinary Shares on behalf of the Company

The share buy-back programme was suspended in November 2008, in light of conditions in the financial markets. The programme is kept under review and, although there is no current intention to re-instate the programme, the Company will seek a renewal of its permission from shareholders to purchase up to 10% of its own shares at the AGM on 14 April 2011. As at 31 December 2010, 68,240,200 (2009 – 68,240,200) ordinary shares had been purchased under the share buy-back programme that commenced in February 2007. No shares were purchased in 2010 and 2009. The cost of the shares purchased in 2008 was $193m.

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

142	2010 Annual Report

SELECTED FINANCIAL DATA

	2010 $ million	2009 $ million	2008 $ million	2007 $ million		2006 $ million
Income Statement
Revenue	3,962	3,772	3,801	3,369		2,779
Cost of goods sold	(1,031)	(1,030)	(1,077)	(994)		(769)
Gross Profit	2,931	2,742	2,724	2,375		2,010
Selling, general and administrative expenses	(1,860)	(1,864)	(1,942)	(1,740)		(1,353)
Research and development expenses	(151)	(155)	(152)	(142)		(120)
Operating profit	920	723	630	493		537
Net interest (payable)/receivable	(15)	(40)	(66)	(30)		10
Other finance (costs)/income	(10)	(15)	(1)	6		3
Share of results of associates	-	2	1	-		-
Profit before taxation	895	670	564	469		550
Taxation	(280)	(198)	(187)	(153)		(156)
Profit from continuing operations	615	472	377	316		394
Discontinued operations – net profit on disposal and share of results of joint venture	-	-	-	-		351
Attributable profit for the year	615	472	377	316		745

Earnings per Ordinary Share
Including discontinued operations:
Basic	69.3 ¢	53.4 ¢	42.6 ¢	34.2	¢	79.2	¢
Diluted	69.2 ¢	53.3 ¢	42.4 ¢	34.1	¢	78.9	¢
Continuing operations:
Basic	69.3 ¢	53.4 ¢	42.6 ¢	34.2	¢	41.9	¢
Diluted	69.2 ¢	53.3 ¢	42.4 ¢	34.1	¢	41.7	¢
Discontinued operations:
Basic	-	-	-	-		37.3	¢
Diluted	-	-	-	-		37.2	¢

Adjusted attributable profit
Attributable profit for the year	615	472	377	316		745
Acquisition related costs	-	26	61	111		20
Restructuring and rationalisation expenses	15	42	34	42		-
Legal settlement	-	-	-	30		-
Amortisation of acquisition intangibles and impairments	34	66	51	30		14
Loss on hedge of the sale proceeds of the joint venture	-	-	-	-		3
Net profit on disposal of the joint venture	-	-	-	-		(351)
Taxation on excluded items	(10)	(26)	(30)	(49)		(6)
Adjusted attributable profit	654	580	493	480		425

Adjusted basic earnings per Ordinary Share (“EPSA”) (i)	73.6 ¢	65.6 ¢	55.6 ¢	52.0	¢	45.2	¢
Adjusted diluted earnings per Ordinary Share (ii)	73.6 ¢	65.5 ¢	55.4 ¢	51.7	¢	45.0	¢

2010 Annual Report	143

	2010 $ million	2009 $ million	2008 $ million	2007 (iv) $ million	2006 $ million
Group Balance Sheet
Non-current assets	2,579	2,480	2,523	2,542	1,586
Current assets	2,154	2,071	1,985	1,919	1,645
Held for sale	-	14	-	-	-
Total assets	4,733	4,565	4,508	4,461	3,231

Share capital	191	190	190	190	189
Share premium	396	382	375	356	329
Treasury shares	(778)	(794)	(823)	(637)	(1)
Retained earnings and other reserves	2,964	2,401	1,957	1,907	1,657
Total equity	2,773	2,179	1,699	1,816	2,174

Non-current liabilities	1,046	1,523	1,841	357	241
Current liabilities	914	863	968	2,288	816
Total liabilities	1,960	2,386	2,809	2,645	1,057
Total equity and liabilities	4,733	4,565	4,508	4,461	3,231

Group Cash Flow
Cash generated from operations	1,111	1,030	815	693	506
Net interest (paid)/received	(17)	(41)	(63)	(30)	10
Income taxes paid	(235)	(270)	(186)	(225)	(144)
Net cash inflow from operating activities	859	719	566	438	372
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(307)	(318)	(289)	(194)	(222)
Acquisitions and disposals	-	(25)	(16)	(781)	454
Cash received from Plus settlement	-	137	-	-	-
Loan Notes issued	-	-	-	-	(15)
New finance leases	-	-	-	(7)	-
Facility fee paid	-	-	2	(6)	-
Borrowings and finance leases acquired	-	-	-	(181)	-
Proceeds from own shares	8	10	4	-	-
Equity dividends paid	(132)	(120)	(109)	(105)	(96)
Issue of ordinary capital and treasury shares purchased	10	7	(174)	(612)	16
	438	410	(16)	(1,448)	509
Exchange adjustments	13	(21)	(6)	(72)	7
Opening (net debt)/net cash	(943)	(1,332)	(1,310)	210	(306)
Closing (net debt)/net cash	(492)	(943)	(1,332)	(1,310)	210

Selected Financial Ratios
Gearing (closing net debt as a percentage of total equity)	18%	43%	78%	72%	n/a
Dividends per Ordinary Share (iii)	15.82 ¢	14.39 ¢	13.08 ¢	11.89 ¢	10.81 ¢
Research and development costs to Revenue	3.8%	4.1%	4.0%	4.2%	4.3%
Capital expenditure (including intangibles but excluding goodwill) to Revenue	8.0%	8.4%	7.7%	5.9%	8.3%

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.

(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.

(iii)	The Board has proposed a final dividend of 9.82 US cents per share which together with the first interim dividend of 6.00 US cents makes a total for 2010 of 15.82 US cents.

(iv)	Restated due to Plus opening balance sheet adjustments.

144	2010 Annual Report

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

The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2010.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non corporate US Holders could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

Dividends paid to certain non-corporate US Holders of Ordinary Shares or ADSs in taxable years beginning before 1 January 2013 may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. Non-corporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

Taxation of Capital Gains

US Holders, who are not resident or ordinarily resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade carried on in the UK through a permanent establishment (or in the case of individuals, through a branch or agency). Furthermore, UK resident individuals who acquire ADSs or Ordinary Shares before becoming temporarily non-UK residents, may remain subject to UK taxation of capital gains on gains realised while non-resident.

For US federal income tax purposes, gains or losses realised upon a taxable sale or other disposition of ADSs or Ordinary Shares by US Holders generally will be US source capital gains or losses and will be long-term capital gains or losses if the ADSs or Ordinary Shares were held for more than one year. The amount of the US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such holder’s tax basis in the ADSs, or Ordinary Shares, determined in US Dollars.

2010 Annual Report	145

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

US Information Reporting and Backup Withholding

A US Holder may be subject to US information reporting and backup withholding on dividends paid on or the proceeds of sales of ADSs or Ordinary Shares made within the US or through certain US-related financial intermediaries, unless the US Holder is an exempt recipient or, in the case of backup withholding, provides a correct US taxpayer identification number and certain other conditions are met. US backup withholding may also apply if there has been a notification from the US Internal Revenue Service of a failure to report all interest or dividends.

Any backup withholding deducted may be credited against the US Holder’s US federal income tax liability, and, where the withholding tax exceeds the actual liability, the US Holder may obtain a refund by timely filing the appropriate refund claim with the US Internal Revenue Service.

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

146	2010 Annual Report

ARTICLES OF ASSOCIATION

The following summarises certain material rights of holders of the Company’s Ordinary Shares under the material provisions of the Company’s articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s articles of association. In the following description, a “shareholder” is the person registered in the Company’s register of members as the holder of an Ordinary Share.

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

Any director who has been appointed by the directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional director, holds office only until the conclusion of the next Annual General Meeting and then shall be eligible for re-election by the shareholders. The other directors retire and are eligible for re-appointment at the third Annual General Meeting after the meeting at which they were last re-appointed. If not re-appointed a director retiring at a meeting shall retain office until the meeting appoints someone in his place, or if it does not do so, until the conclusion of the meeting. The directors are subject to removal with or without cause by the Board or the shareholders. Directors are not required to hold any shares of the Company by way of qualification.

Under the Company’s articles of association and English law, a director may be indemnified out of the assets of the Company against liabilities he may sustain or incur in the execution of his duties.

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

There were no material modifications to the rights of shareholders under the Articles during 2010.

2010 Annual Report	147

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

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are two kinds; ordinary or special resolutions:

•

Ordinary resolutions include resolutions for the re-election of directors, the approval of financial statements, the declaration of dividends (other than interim dividends), the appointment and re-appointment of auditors or the grant of authority to allot shares. An Ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at the meetings at which there is a quorum.

•

Special resolutions include resolutions amending the Company’s articles of association, disapplying statutory pre-emption rights or changing the Company’s name; modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up. A special resolution requires the affirmative vote of not less than three-quarters of the votes of the persons voting at the meeting at which there is a quorum.

Annual General Meetings must be convened upon advance written notice of 21 days. Other general meetings must be convened upon advance written notice of at least 14 clear days. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board of directors. Members with 5% of the Ordinary Share capital of the Company may requisition the Board to convene a meeting.

Variation of Rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all the provisions of the articles of association relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class and at any such meeting a poll may be demanded in writing by any person or their proxy who hold shares of that class. Where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

Rights in a Winding-Up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any other class of shares;

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in US Dollars. A liquidator may, however, upon the adoption of any extraordinary resolution of the shareholders and any other sanction required by law, divide among the shareholders the whole or any part of the Company’s assets in kind.

148	2010 Annual Report

Limitations on Voting and Shareholding

There are no limitations imposed by English law or the Company’s articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders.

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

•	are in respect of more than one class of shares; or

•	are in favour of more than four transferees.

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

Amendments

The Company does not have any special rules about amendments to its articles of association beyond those imposed by law.

2010 Annual Report	149

CROSS REFERENCE TO FORM 20F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	143-144
	B – Capitalisation and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	18-21
Item 4	Information on the Company
	A – History and Development of the Company	4, 39-40
	B – Business Overview	i, 4-12, 18, 24, 89-92
	C – Organisational Structure	i, 4, 128
	D – Property, Plant and equipment	11
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	24-38
	B – Liquidity and Capital Resources	39-40
	C – Research and Development, patents and licenses, etc	11-12
	D – Trend information	27, 43
	E – Off Balance Sheet Arrangements	44
	F – Tabular Disclosure of Contractual Obligations	44
	G – Safe Harbor	iv
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	46-47
	B – Compensation	59-71
	C – Board Practices	46-54, 66
	D – Employees	17
	E – Share Ownership	17, 68-70, 113-117
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	141
	– Host Country Shareholders	141
	B – Related Party Transactions	44, 127
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	73-128
	– Legal Proceedings	41-42
	– Dividends	136
	B – Significant Changes	n/a
Item 9	The Offer and Listing
	A – Offer and Listing Details	137, 141
	B – Plan and Distribution	n/a
	C – Markets	141
	D – Selling Shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	147-149
	C – Material Contracts	4, 44
	D – Exchange Controls	142

150	2010 Annual Report

Page
	E – Taxation	145-146
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	iv
	I – Subsidiary Information	128
Item 11	Quantitative and Qualitative Disclosure about Market Risk	18-21, 105-109
Item 12	Description of Securities Other than Equity Securities	n/a
Item 12D	American Depository shares	139-140

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15A	Controls and Procedures	55-57, 79
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	51
Item 16B	Code of Ethics	56
Item 16C	Principal Accountant Fees and Services	56
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchase	142
Item 16F	Change in Registrants Certifying Accountant	n/a
Item 16G	Corporate Governance Statement	45-57

Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	73-128
Item 19	Exhibits

2010 Annual Report	151

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.

ADR	In the US, the Company’s Ordinary Shares are traded in the form of ADSs evidenced by American Depository Receipts (“ADRs”).

ADS	In the US, the Company’s Ordinary Shares are traded in the form of American Depositary Shares (“ADSs”).

Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.

AGM	Annual General Meeting of the Company.

Arthoscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.

Basis Point	One hundredth of one percentage point.

Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.

Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.

Companies Act	Companies Act 2006, as amended, of England and Wales.

DUROLANE	DUROLANE is a registered trademark of Q-MED AB.

EBITA	Earnings before interest, tax and amortisation.

EBITDA	Earnings before interest, tax, depreciation and amortisation.

EIP	Earnings Improvement Programme, the objective of which is to enhance short and medium term performance, to liberate resources for investment and to establish a culture of continuous improvement.

EPSA	Adjusted Earnings Per Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

Endoscopy	Endoscopy allows surgeons to operate through small openings in the body, rather than large incisions.

Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.

Euro or €	References to the common currency used in the majority of the countries of the European Union.

External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.

FDA	US Food and Drug Administration.

Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.

FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.

Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.

152	2010 Annual Report

Term	Meaning
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

Intramedullary nail system	Stainless steel or titanium implants shaped like a nail implanted in the intramedullary canal in diaphyseal fractures.

Labrum	Another name for cartilage found in the hip joint and shoulder joint.

LSE	London Stock Exchange.

Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in younger patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.

Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post operative wounds through the application of sub-atmospheric pressure to an open wound.

NYSE	New York Stock Exchange.

Orthobiologic products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.

Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products include joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.

OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.

Parent	Smith & Nephew plc.

Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.

Repair	A product group within endoscopy comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.

Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.

SUPARTZ	SUPARTZ is a registered trademark of Seikagaku Corp.

Trading profit	Trading profit is a trend which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

Traditional woundcare	Product group comprising medical textile products, adhesive tapes and fixative sheets to secure wound management products to the body.

UK	United Kingdom of Great Britain and Northern Ireland.

UK GAAP	Accounting principles generally accepted in the United Kingdom

US	United States of America.

US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1

2010 Annual Report	153

Term	Meaning
US GAAP	Accounting principles generally accepted in the United States of America.

Visualisation	Products within endoscopy comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.

Wound bed	An area of healthy dermal and epidermal tissue of a wound.

154	2010 Annual Report

INDEX

2009 Year	34
2010 Year	29
Accountability, Audit and Internal Control Framework	55
Accounting Policies	84
Accounts Presentation	84
Acquisitions	119
Acquisition related costs	94
Advanced Wound Management – Business Description	8
American Depository Shares	139
Articles of Association	147
Assets held for sale	121
Audit Fees	56, 127
Board and Executive Officers	46
Business and the Community	13
Business Overview	24
Business Review, Liquidity and Prospects	23
Cash and Borrowings	103
Company Auditor’s Report	129
Company Balance Sheet	131
Company Notes to the Accounts	132
Contingencies	122
Contractual Obligations	44
Corporate Governance Statement	45
Critical Accounting Policies	28
Cross Reference to Form 20-F	150
Currency Translation	119
Deferred Taxation	110
Directors’ Remuneration Report	59
Directors’ Responsibilities for the Accounts	74
Directors’ Responsibility Statement	75
Dividends	95, 136
Earnings per share	96
Employees	17
Employees’ Share Trust	117
Endoscopy – Business Description	7
Exchange and Interest Rate Risk and Financial Instruments	21
Factor’s Affecting Results of Operations	27
Financial Commitments	121
Financial Instruments	106
Financial Position, Liquidity and Capital Resources	39
Financial highlights	i
Glossary of terms	152
Goodwill	99
Governance and Policy	48
Group Balance Sheet	81
Group Cash Flow Statement	82

Group History	4
Group Income Statement	80
Group Notes to the Accounts	84
Group Statement of Changes in Equity	83
Group Statement of Comprehensive Income	80
Group Strategy	4
Group Organisation	4
Independent Auditor’s Reports	76
Information for Shareholders	138
Intangible Assets	98
Intellectual Property	12
Interest	94
Inventories	101
Investments	98
Investment in associates	99
Investor information	135
Key Performance Indicators	i
Legal Proceedings	41
Manufacturing, Supply and Distribution	10
New Accounting Standards	89
Off-Balance Sheet Arrangements	44
Operating profit	93
Operating Segment Information	89
Orthopaedics – Business Description	5
Other Finance (Costs)/Income	94
Outlook and Trend Information	43
Payables	109
Principal Subsidiary Undertakings	128
Provisions	110
Property, plant and equipment	11, 97
Receivables	101
Recent Developments	4
Regulation	12
Related Party Transactions	44, 127
Research and Development	11
Restructuring and Rationalisation Expenses	94
Retirement Benefit Obligation	122
Risk	18
Sales and Marketing	10
Selected Financial Data	143
Share Based Payments	113
Share Capital	112, 141
Shareholder Return	136
Taxation	95
Taxation Information for Shareholders	145
Treasury Shares	117

2010 Annual Report	155

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

London, England

March 3, 2011

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1	(a)	Memorandum of Association	Form 20-F for the year ended December 31, 2000 filed on April 26, 2001 (File No. 1-14978)

	(b)	Articles of Association	Form 20-F for the year ended December 31, 2008 filed on March 27, 2009 (File No. 1-14978)

4	(a) (i)	Material Contract: Facility Agreement and Appendices dated 9 December 2010 by and among Barclays Capital, BNP Paribas SA, Deutsche Bank AG, JP Morgan Chase, Lloyds Banking Group, Royal Bank of Scotland, Société Générale SA and others and Smith & Nephew plc		X

	(ii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

4	(c) (i)	Service Agreement of David J Illingworth	Form 20-F for the year ended December 31, 2007 filed on March 27, 2008 (File No. 1-14978)

	(ii)	Service Agreement of Adrian Hennah	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

	(iii)	Letter of appointment of Joseph Papa	Form 20-F for the year ended December 31, 2008 filed on March 27, 2009 (File No. 1-14978)

	(iv)	Letter of appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(v)	Letter of appointment of Geneviève Berger	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Service Agreement of Olivier Bohuon		X

	(vii)	Retirement provisions for David J Illingworth		X

	(viii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(ix)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(x)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xi)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xiii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xiv)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xv)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xvi)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xvii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xviii)	Smith & Nephew 2004 Executive Share Option Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xix)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xx)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxi)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

	(xxii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxiii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

	(xxiv)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxv)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(xxvi)	Smith & Nephew Global Share Plan 2010	Registration statement on Form S-8 No. 333-168544 filed on August 5, 2010 (File No. 1-14978)
8		Principal Subsidiaries		X

12	(a)	Certification of David Illingworth, filed pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

	(b)	Certification of Adrian Hennah filed pursuant to Securities Exchange Act of 1934 as amended (the “Exchange Act”), Rule 13a -14(a)		X

13	(a)	Certification of David Illingworth and Adrian Hennah furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X