Form 20-F
period 2011-12-31
SMITH & NEPHEW PLC
filed 2012-03-01
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Every day each one of us at smith&nephew helps improve the life of someone, somewhere in the world. That’s something to be proud of.

Front Cover:

Smith & Nephew is a world leader in sports medicine and joint replacement technology to relieve pain and heal the body.

Important information on Smith & Nephew, Presentation,

Special note regarding forward-looking statements, Segment data and Documents on display are set out on page 156.

Smith & Nephew Annual Report 2011

Overview

Contents

For over 150 years, Smith & Nephew has developed advanced medical devices for healthcare professionals around the world. Our pioneering technologies enable nurses, surgeons and other medical practitioners to provide effective treatment more quickly and economically.

1

Smith & Nephew Annual Report 2011

Overview

Smith & Nephew at a glance

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction and Trauma, Advanced Wound Management and Endoscopy (sometimes referred to as Arthroscopy or sports medicine).

Our strategic priorities Read more about our strategic priorities on page 10.

Established Markets
Emerging Markets
Innovate for value
Simplify and improve our operating model
Supplement the organic growth through acquisitions

Our performance

2	[1] Explanations of these non-GAAP financial measures are provided on pages 20 to 22. [2] Underlying increase/decrease after adjusting for the effect of currency translation.

Smith & Nephew Annual Report 2011

Overview

In August 2011, the Group announced its new strategic priorities. Part of this framework was the implementation of an organisational change. Smith & Nephew has brought together the Orthopaedics and Endoscopy business segments, creating the Advanced Surgical Devices division, which will sit alongside the Advanced Wound Management division. These two divisions will serve the Established Markets and will support our newly created Emerging Markets (focusing on China, India, Brazil and Russia) and International Markets organisations. For reporting purposes, the two division structure will replace the three business segment structure during 2012.

Our business segments in 2011

Revenue by business	$4.3bn
$m
A Orthopaedics	2,312
B Endoscopy	939
C Advanced Wound Management	1,019

Orthopaedics		Endoscopy		Advanced Wound Management
The Orthopaedics business segment comprises reconstruction (primarily implants including hip, knee and shoulder joints), trauma (internal and external fixation devices) and Clinical Therapies (bone growth stimulation and joint fluid therapies).		The Endoscopy business segment develops and commercialises arthroscopy (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints.		The Advanced Wound Management business segment offers a range of products from initial wound bed preparation through to full wound closure and Negative Pressure Wound Therapy. These products are targeted at chronic wounds associated with the older population and for the treatment of wounds such as burns and from invasive surgery.

Global segment size[3]	Revenue	Global segment size[3]	Revenue	Global segment size[3]	Revenue
$17.8bn	$2.3bn	$3.8bn	$0.9bn	$5.5bn	$1.0bn
Global segment growth[2,3]	Revenue growth[2]	Global segment growth[2,3,4]	Revenue growth[2]	Global segment growth[2,3]	Revenue growth[2]
+2%	+2%	+8%	+6%	+3%	+7%
Trading profit	Trading profit margin	Trading profit	Trading profit margin	Trading profit	Trading profit margin
$492m	21.3%	$222m	23.6%	$247m	24.3%
Operating profit	Operating profit margin	Operating profit	Operating profit margin	Operating profit	Operating profit margin
$415m	17.9%	$215m	22.9%	$232m	22.8%
Segment share[3]		Segment share[3]		Segment share[3]
11%		21%		18%
VERILAST’s use of OXINIUM, oxidized Zirconium, results in a knee which has been proven to last 30 years, twice the current industry standard of 15 years.		The FAST-FIX 360 Meniscal Repair System offers exceptional fixation strength and enhanced control to optimise the chances of a successful meniscus repair.		PICO is a small portable pump, providing 7 days effective Negative Pressure Wound Therapy yet is small enough to fit discreetly into a pocket.
Read more about our Orthopaedics business on page 31.		Read more about our Endoscopy business on page 35.		Read more about our Advanced Wound Management business on page 38.

[3] These are estimates generated by Smith & Nephew based upon public sources and internal analysis. [4] Global segment data represents the Arthroscopy market which is a combination of repair and resection products. The Endoscopy business includes additional product categories.	3

Smith & Nephew Annual Report 2011

Overview

Where we operate Smith & Nephew has nearly 11,000 employees and a presence in more than 90 countries.

4
Smith & Nephew Annual Report 2011

Overview

Smith & Nephew Annual Report 2011

Overview

Chairman’s statement

Sir John Buchanan Chairman

“	We are striving to build a successful, sustainable business”
6

Smith & Nephew Annual Report 2011

Overview

Dear shareholder,

Smith & Nephew is in a transition phase. The external environment is a challenge for all businesses. With CEO succession we have taken the opportunity to review the fundamentals of what we do.

Led by our new CEO, Olivier Bohuon, the Group is embracing a new set of strategic priorities which build on established strengths, recent successes and emerging opportunities. To stimulate sales growth we are enhancing our innovation processes in both established and new markets.

The Group focuses both on what we do to create long-term sustainable value, and on how we do it. Matters of health, safety, environment, compliance, ethics and the treatment of employees, customers, suppliers and the communities in which we operate are all important to Smith & Nephew.

Financial & business review

We are building from a strong and stable financial base, a foundation that has strengthened despite the challenges of the last three years.

In 2011, we increased revenue by 4% on an underlying basis to $4,270m and delivered a trading profit of $961m. Free cash flow, a key indicator of the health of any business, was good and we increased our adjusted earnings per share. The Board is pleased to recommend a proposed final dividend for the year of 10.8 cents per share, up 10% on 2010.

All of our businesses contributed to the revenue uplift. In Orthopaedics we led the market in knee growth amongst our major competitors, Endoscopy generated double-digit growth in our sports medicine repair franchise and Advanced Wound Management grew at more than double the market rate and exceeded $1 billion in revenue for the first time.

We don’t assume that the external environment will be easier in the year ahead. Nor do we expect competitive pressures to diminish. We are well positioned to deal with these challenges, building upon our performance in 2011, and we continue to seek ways to further enhance our competitive positions.

Board changes

We were very pleased to welcome our new CEO, Olivier Bohuon, in April 2011, following the retirement of David Illingworth.

David’s numerous contributions, from putting the customer-relationship at the heart of the business to the earnings and margin achievements, leave a good platform for the next stage of our journey. I am sure you will join the Board in thanking David for his important contribution.

Olivier, with his healthcare background, leadership skills and notable record, is well placed to take the Group forward. The Board is confident that we will evolve as a fitter, more focused business, ready to tackle new opportunities and challenges.

We were also delighted to welcome Ajay Piramal to the Board in January 2012. He is one of India’s most respected businessmen. Ajay’s global healthcare experience and emerging markets expertise will further strengthen the Board.

Thank you

With so much change there can be unsettling effects. The Board has been constantly impressed by the passion to serve customers and the determination to compete which our management and employees continue to exhibit wherever they are in the world.

We recognise that change can also engender uncertainties for shareholders. We will continue to enhance our record of long-term value creation and thank you for your support over recent times. I have had the opportunity to meet many of our institutional and private shareholders and have appreciated greatly their ideas and input. We are your Group, and we strive to build a sustainable, successful business.

Sir John Buchanan

Chairman

Smith & Nephew Annual Report 2011

Strategy, KPIs & Risk management

Chief Executive Officer’s statement

Olivier Bohuon Chief Executive Officer

“	We are building a business that is stronger, growing faster, better balanced and is fit and effective for the future”
8

Smith & Nephew Annual Report 2011

Strategy, KPIs & Risk management

Dear shareholder,

Smith & Nephew delivered strong results in 2011, despite the prevailing difficult macro-economic climate. The market is not getting any easier, and we are not resting on the successes of the past. We have great ambitions for the future and are taking active measures to transform your Group.

I believe that many growth opportunities exist; that we can secure greater market-share in our Established Markets and be market leaders in the Emerging Markets. Our success will be built through innovation and efficiency, driving permanent improvements across the Group. These principles are at the heart of our new strategic priorities, announced in August 2011, which we are working tirelessly to embed across the Group.

New strategic priorities

First, in our Established Markets, we believe we can build upon existing strong positions and win market share. We will do this through greater innovation and being more efficient, liberating resources for investment in those areas that will maximise both revenue and margins.

Second, in Emerging Markets, we will build upon our initial success in China and expand to create sustainable businesses in India, Brazil and Russia. These Emerging Markets are enjoying good GDP growth and there is an increasing demand for high quality medical products from amongst the population and an expanding surgical infrastructure to deliver these safely, the key features required to make a new market attractive to Smith & Nephew.

Our performance in the Established and Emerging Markets will be driven by an unremitting focus to Innovate for Value, our third strategic priority. Our future success depends upon offering new technologies designed for each market where we operate. We are accelerating our rate of innovation by increasing the research & development budget and prioritising projects that will deliver maximum value.

Next, we will Simplify and Improve our Operating Model, streamlining the business and reducing our cost of goods through actions such as optimising our manufacturing footprint.

Finally, we will Augment our Organic Growth through Acquisitions. We will continue with our successful strategy of adding complementary technologies. We will also now seek to support our Emerging Markets ambitions by acquiring local manufacturing and/or distribution businesses and we remain alert to larger opportunities to support our ambitions in advanced woundcare, minimally invasive surgery and extremities.

Sustainability

Through our new strategic priorities we are seeking to maximise growth and revenue through building a sustainable business. We embrace the wider responsibilities this brings, and will work to protect the environment, our employees and the communities in which we work, as well as to meet our customers’ high expectations and global compliance obligations, as we deliver on our action plans.

Progress in delivery

We have made considerable progress reshaping the business in line with these priorities.

Our management teams in our Advanced Surgical Devices and Advanced Wound Management divisions are now focused exclusively on meeting the needs of our customers in the Established Markets.

We have strong leadership to drive us into the Emerging and other International Markets. We are investing an additional $300m over the next five years into R&D to drive our innovation agenda. And our programmes to realise efficiencies, liberate resources and reduce the cost of goods are well underway.

We are building momentum every day and I am confident that the result will be a business that is stronger, growing faster, better balanced and is fit and effective for the future.

Olivier Bohuon

Chief Executive Officer

Smith & Nephew Annual Report 2011

Strategy, KPIs & Risk management

Our strategic priorities and key performance indicators (“KPIs”)

Smith & Nephew use a range of measures to monitor progress against our five strategic priorities and against our overall financial goal. While their relative importance changes as market conditions evolve, progress against all five priorities continues to drive our growth.

Financial goal
To deliver a higher return to shareholders than our peer group over the longer term.
Strategic priorities
Established Markets

In Established Markets (US, Europe, Australia, New Zealand, Canada and Japan), Smith & Nephew sees opportunities to build upon existing strong positions, to win market share through greater innovation and drive efficiencies to liberate resources. Through these actions the Group seeks to meet the challenges of subdued markets and maximise both revenue growth and profit margins.

Emerging Markets

Smith & Nephew believes it can secure market leadership in the Emerging Markets, building upon its initial success in China and expanding to create sustainable businesses in India, Brazil and Russia. In particular, the Group sees significant opportunities to build value through augmenting its existing portfolio with new products specifically designed for and manufactured in these markets.

Innovate for value

The Group’s future success depends upon continuing to offer new technologies to customers around the world. Smith & Nephew is accelerating its rate of innovation by increasing the research & development budget and identifying and investing in the projects that will deliver maximum value.

Simplify and improve our operating model

Smith & Nephew will work to ensure the business structure and processes support our innovation agenda and the Group seeks to maximise efficiency in everything it does. There are opportunities to streamline the Group’s operations and manufacturing processes and to remove duplication. Smith & Nephew is building strong global functions – human capital, regulatory, quality, sustainability and legal affairs – to support its management teams in their quest to better serve the Group’s markets and customers.

Supplement organic growth through acquisitions

The Group aims to augment its organic growth through acquisitions. Smith & Nephew will continue with its successful strategy of acquiring complementary technologies, seek to support our Emerging Markets ambitions by acquiring local manufacturing and distribution businesses and remain alert to larger opportunities to support expansion in the advanced woundcare, extremities or minimally invasive surgery sectors.

Smith & Nephew Annual Report 2011

Strategy, KPIs & Risk management

What we will measure (“KPIs”)	Why we will measure
Total Shareholder Return	Monitor the value created for shareholders over the longer term
Growth in statutory and adjusted earnings per share	Demonstrate the improvement in underlying earnings per share for our shareholders
Trading cash flow	Measure the long-term cash generation of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term performance
Growth in the Established Markets versus the market	Track the relative strength of our market positions

Emerging Markets % of Group revenue	Track underlying growth of Emerging Markets to global growth
Growth of individual Emerging Markets versus the market	Monitor progress in key market segments
% of Group revenue from products launched in the last 36 months	Monitor impact from innovation
R&D expense as % of Group revenue	Monitor underlying investment in R&D
Trading profit growth	Track our underlying trading profit growth
Trading profit margin	Monitor underlying trading profitability
Waste/Recycling – normalised metric	Reduce amount of waste for the Group, our customers, and the environment
Energy use – normalised metric	Total energy consumption (volumetrically)
Return on cash invested	Monitor value created for shareholders

Smith & Nephew Annual Report 2011

Strategy, KPIs & Risk management

Risk management

Smith & Nephew is focused on managing

the principal risks facing the Group.

As an integral part of planning and review, Group management and management of each of the business segments seek to identify the risks involved in the business, the probability of those risks materialising, the impact if they do materialise and the actions being taken, and to be taken, to manage and mitigate those risks. Internal audit reviews and reports on the effectiveness of the operation of the risk management process. The Group Risk Committee meets twice a year to review the major risks identified by the business segment and Group management and any mitigating actions being taken. As appropriate, the Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. The Risk Committee reports to the Board on an annual basis detailing all principal risks categorised by potential financial impact on profit and share price. In addition, the risks considered to be most significant to the Group are reported to the Board on a regular basis. These reports include details of new, key or significantly increased risks, the senior

Risk	Context	Specific risks we face
Disruptive technologies	The medical devices industry has a rapid rate of new product introduction. The Group must be adept at monitoring the landscape for technological advances, make good investment/acquisition choices, have an efficient and valuable product development pipeline and secure protection for its intellectual property.

–   Competitors may introduce a disruptive technology, or obtain patents or other intellectual property rights, that affect the Group’s competitive position

–   Lack of innovation due to low R&D investment, R&D skills gap or poor product development execution

–   Failure to successfully commercialise a pipeline product, failure to receive regulatory approval, or changes in consumer demand

Government action, pricing and reimbursement pressure

In most markets throughout the world, expenditure on medical devices is controlled to a large extent by governments, many of which are facing increasingly intense budgetary constraints. Funds may be made available or withdrawn from healthcare budgets depending on government policy budgetary and other considerations. The Group is therefore largely dependent on governments providing increased funds commensurate with the increased demand arising from demographic trends. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness.

–   Reduced reimbursement levels and increasing pricing pressures

–   Reduced demand for elective surgery

–   Increased focus on health economics

–   Changes in medical device tax policy

–   Competitors with higher market share and lower costs

Supply, system and site disruption	Unexpected events could disrupt the business by affecting either a key facility or system or a large number of employees. The business is also reliant on certain key suppliers of raw materials, components, finished products and packaging materials.

–   Catastrophe could render one of the Group’s production facilities out of action

–   A significant event could impact key leadership or a large number of employees

–   Issues with a single source supplier of a key component and failure to secure critical supply

–   A severe IT fault could disable critical systems

Product regulation, compliance and litigation

The medical device industry is highly regulated. National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. Such controls have become increasingly stringent and costly to comply with and the Group believe this trend will continue. They also review data supporting the safety and efficacy of such products and regulatory requirements may entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems (“QMS”) or Good Manufacturing Practice (“GMP”) regulations.

–   Non-compliance with regulatory policies and standards could result in fines, penalties, and prosecutions.

–   Product recalls, lost sales and inventory write-offs

–   Third party liability claims

–   Damage to reputation

Compliance with laws and regulations

Business practices in the healthcare industry are subject to increasing regulation and review by various government authorities. In general, the trend in many countries is towards higher expectations and increased enforcement activity by governmental authorities. The Group is also subject to increased regulation of personal information. Expansion into emerging markets could also pose additional compliance risks.

–   Violation of healthcare, data privacy or anti-corruption laws could result in fines, loss of reimbursement and impact reputation.

–   Serious breaches could potentially prevent the Group from doing business.

Smith & Nephew Annual Report 2011

Strategy, KPIs & Risk management

management who have primary responsibility for managing each of these risks along with selected actions they have put in place to mitigate such risks. In addition, the Board considers risk as part of the development of strategy.

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The table below provides an overview of what the Board considers to be the most significant risks that could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels, and how these risks relate to the Group’s strategic priorities. A more detailed discussion of the Group’s risks and uncertainties can be found in the “Risk factors” section on pages 16 to 18. In addition, other factors not listed here, that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

Possible impacts include	Mitigation	Link to strategic priority

Loss of market share, profit and long-term growth

–   R&D Model: increasing productivity, prioritisation and allocation of funds

–   Increasing R&D investment in order to enhance clinical capability, invest in biomaterials, stregthen intellectual property rights and support an Emerging Market portfolio

–   Business development to augment the portfolio

–   Speed to market of new products

Innovate for value Simplify and improve our operating model Supplement the organic growth through acquisitions

Loss of revenue, profit and cash flows

–   Enhanced expertise supporting reimbursement strategy and guidance

–   Develop innovative economic product and service solutions for both Established and Emerging Markets

–   Incorporate health economic component into design and development of new products

–   Optimise cost to serve to protect margins and liberate funds for investment

–   Streamline cost of goods sold and inventory

Simplify and improve our operating model Established Markets

Loss of revenue, profit and cash flows

–   Ensure crisis response/business continuity plans at all major facilities and for key products

–   Audit programme for critical suppliers and second sources for critical components

–   Regular review of supply contracts with supplier consolidation and vertical integration where beneficial

–   IT disaster and data recovery plans are in place and support overall business continuity plans

Simplify and improve our operating model Established Markets

Loss of revenue, reduction in share price and negative impact on brand/reputation

–   Enhanced leadership and resources

–   Standardise the Group’s management review practice

–   Maintain internal auditing programmes to assure compliance

–   Group-wide robust validation practices to drive true production line performance and dependability

–   Group-wide objectives for quality, operational and process yield improvements

Simplify and improve our operating model Innovate for value

Loss of profit and reduction in share price

–   Board and Executive oversight committees supported by Compliance experts and infrastructure

–   Code of Conduct/Global Policies and Procedures (“GPPs”) providing controls for significant compliance risks

–   Training and e-resources to guide employees and third parties with compliance responsibilities

–   Monitoring and auditing programmes to verify implementation and compliance

–   Independent reporting channels for employees and third parties to report concerns with confidentiality

Simplify and improve our operating model Emerging Markets Established Markets
13

Smith & Nephew Annual Report 2011

Business Review

Our business, marketplace and other factors that could affect us We look at our business in relation to issues in the wider marketplace in which we operate.

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

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. Providers are under pressure to reduce the total cost of healthcare delivery. There has been some consolidation in the Group’s customer base, as well as amongst the Group’s competitors, and these trends are expected to continue in the long term. Smith & Nephew competes against both local and multinational corporations, including some with greater financial, marketing and other resources.

The Group’s business reflects a wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customers worldwide are purchasing groups in the US and the UK that represented 6% and 5% respectively of the Group’s worldwide revenue in 2011.

In the US, the Group’s products are marketed directly to healthcare providers, hospitals and other healthcare facilities with each business segment operating dedicated sales forces. The US sales forces consist of a mixture of independent contract workers and employees. Sales agents are contractually prohibited from selling products that compete with Smith & Nephew products. Orthopaedics and Endoscopy products are principally shipped and invoiced to healthcare providers, hospitals and other healthcare facilities. Certain Advanced Wound Management products are shipped and invoiced to wholesale distributors, others are consigned to distributors that lease the devices to healthcare providers, hospitals and other healthcare facilities and end-users. In most other Established Markets, each business segment typically manages employee sales forces directly, and also ships and invoices products both directly to healthcare providers, hospitals and other healthcare facilities and to wholesale distributors.

In Emerging Markets and International Markets the Group operates through direct selling and marketing operations, and through distributors. In these markets, Orthopaedics and Endoscopy frequently share sales resources. The Advanced Wound Management sales force may be separate where it calls on different customers.

Sales trends

Smith & Nephew’s business segments participate in the global medical devices market and share a common focus on the repair of the human body. Smith & Nephew’s principal geographic markets are in the established healthcare economies of the US, Europe, Japan, Canada, Australia and New Zealand.

These markets are characterised by increased longevity, more active lifestyles, obesity, increased affluence and an increase in the average age of the population caused by the immediate post-World War II “baby boomer” generation approaching retirement. Together these factors have created significant demand for more effective healthcare products which deliver improved outcomes through technology advances. Furthermore, pressure to resist increases in overall healthcare spending has led healthcare providers to demand products which minimise the length of hospital stays and use of surgeon and nursing resources.

Increasing patient awareness of available healthcare treatments through the internet and direct-to-customer advertising has led to some increased patient influence over product purchasing decisions.

For a description of the impact on each business segment refer to the Market and competition sections under ‘Business segment reviews’ on pages 30 to 40.

Manufacturing, supply & distribution

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

Each business segment purchases raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for Orthopaedics, optical and electronic sub-components and finished goods for Endoscopy, active ingredients and finished goods for Advanced Wound Management and packaging materials across all businesses. Suppliers are selected, and contracts negotiated, by a centralised Group procurement team wherever possible, with a view to ensure value for money based on the total spending across the Group.

Smith & Nephew Annual Report 2011

Business Review

The Group outsources manufacturing where necessary to obtain specialised expertise or where it is possible to gain lower cost without undue risk to intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to specification, and establish and maintain a quality system. Suppliers are trained and are monitored through on-site assessments and performance audits that include quality, service and delivery. Finished goods purchased for resale include screen displays, optical and electrical devices in the Endoscopy business and skincare products in the Advance Wound Management business.

The Group operates a number of central distribution facilities in the key geographical areas in which it operates. Orthopaedics and Endoscopy operate a facility in Baar, Switzerland which acts as the main holding and consolidation point for markets in Europe. Hubs serving the US are located in Memphis for Orthopaedics and Oklahoma City for Endoscopy. Products are shipped to Group companies who hold small amounts of inventory locally for immediate or urgent customer requirements. Advanced Wound Management distribution hubs include: Neunkirchen, Germany; Nottingham, UK; and Atlanta, US.

Research and development

Smith & Nephew manage a portfolio of short and long-term product development projects designed to meet the future needs of customers and continue to provide growth opportunities for the business. The Group’s research and development is directed towards each business segment. Expenditure on research and development amounted to $167m in 2011 (2010 – $151m, 2009 – $155m), representing approximately 3.9% of Group revenue (2010 – 3.8%, 2009 – 4.1%).

The Group continues to invest in future technology opportunities for clinical needs identified from across the Smith & Nephew businesses.

Research and development is primarily carried out at the Group’s principal locations, notably in Memphis, US (Orthopaedics), Mansfield, US (Endoscopy) and Hull, UK (Advanced Wound Management). There are a number of other smaller research and developments units situated at other locations around the Group. In-house research is supplemented by work performed by academic institutions and other external research organisations in Europe, America and Asia.

Intellectual property

Smith & Nephew has a policy of protecting the results of research and development carried out by the Group. Patents have been obtained in a wide range of fields, including orthopaedic reconstruction and trauma, endoscopy and advanced wound management. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at approximately 4,000 patents in force and patent applications pending.

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

Exchange and interest rate

risk and financial instruments

The Board of Directors of the Company has established a set of policies to manage funding, currency and interest rate risks. Derivative financial instruments are used only to manage the financial risks associated with underlying business activities and their financing. See Note 16 of the Notes to the Group accounts for further details of these risks.

The Group’s financial instruments are subject to changes in fair values as a result of changes in market rates of exchange and forward interest rates. Financial instruments entered to hedge sales and purchase transactions in foreign currency and interest rate exposures are accounted for as hedges. Changes in fair values of effective financial instruments would not affect the Group’s income statement immediately. The movements in the fair value of financial instruments that are not accounted for as hedges offset movements in the values of assets and liabilities and are recognised through the income statement.

Smith & Nephew Annual Report 2011

Business Review

Our business, marketplace and other factors that could affect us continued

Risk factors

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The factors listed below could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

Highly competitive markets

The Group’s business segments compete across a diverse range of geographic and product markets. Each market in which the business segments operate contains a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a possibility of further consolidation of competitors, which could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected sales growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

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

Continual development and introduction of new products

The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, each of the Group’s business segments must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group’s business segments operate. If the Group’s new products do not remain competitive with those of competitors, the Group’s revenue could decline.

The Group maintains reserves for excess and obsolete inventory resulting from the potential inability to sell its products at prices in excess of current carrying costs. Marketplace changes resulting from the introduction of new products or surgical procedures may cause some of the Group’s products to become obsolete. The Group makes estimates regarding the future recoverability of the costs of these products and records a provision for excess and obsolete inventories based on historical experience, expiration of sterilisation dates and expected future trends. If actual product life cycles, product demand or acceptance of new product introductions are less favourable than projected by management, additional inventory write-downs may be required.

Dependence on government and other funding

In most established markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of the Group’s products is largely governed in most established markets by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are on-going in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on sales and operating profit. In particular, changes to the healthcare legislation in the US are due to impose significant taxes on medical device manufacturers from 2013. There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate healthcare, including extensive and complex rules in the US. Failure to do so could result in fines or loss of future funding.

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

Smith & Nephew Annual Report 2011

Business Review

During 2011, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of European government debt, particularly those in certain parts of southern Europe. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

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

Currency fluctuations

Smith & Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group’s manufacturing cost base is situated principally in the US, the UK, China and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currency of the Group’s selling operations, particularly the Euro, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected.

The Group manages the impact of exchange rate movements on sales and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year.

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See “Financial position, liquidity and capital resources” on page 25.

Manufacturing and supply

The Group’s manufacturing production is concentrated at 11 main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tüttlingen in Germany, Alberta in Canada and Suzhou and Beijing in China. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business segments is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. These suppliers must provide the materials and perform the activities to the Group’s standard of quality requirements. If any of these suppliers is unable to meet the Group’s needs, compromises on standards of quality or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms at the desired quality. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew’s revenue and operating profit.

The Group uses a variety of information systems to conduct its manufacturing, supply and selling operations. An unrecoverable fault in one of these systems could disrupt trading in certain markets and locations.

The Group is in the process of outsourcing to third parties or relocating to lower cost countries certain of its manufacturing and other processes. As a result of these transfers, there is a risk of disruption to supply.

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

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to

Smith & Nephew Annual Report 2011

Business Review

Our business, marketplace and other factors that could affect us continued

expend time and significant resources to pay damages, develop non-infringing products or obtain licences to the products which are the subject of such litigation, thereby affecting the Group’s growth and profitability. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group’s business interests. If Smith & Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

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

Regulatory compliance in the healthcare industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. In the UK, a new Bribery Act was passed in 2010 and became effective in 2011, increasing the risk for companies that allow improper conduct on their behalf. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See “Legal proceedings” on page 28. Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers could be restricted.

Regulatory approval

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

The trend is towards more stringent regulation and higher standards of technical appraisal. Such controls have become increasingly demanding to comply with and management believes that this trend will continue. In the US, many of the Group’s products are brought to market following pre-market notification to the FDA under Section 510(k) of the Food, Drug and Cosmetic Act, with a request that FDA clear the product as being substantially equivalent in terms of safety and effectiveness to a previously approved device. The FDA is considering changes in the 510(k) clearance process that might lengthen or modify the path to clearance in some circumstances.

Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national and Group medical device regulation and policies.

Payment for medical devices may be governed by reimbursement tariff agencies in a number of countries. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment.

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

Smith & Nephew Annual Report 2011

Business Review
Financial review

Adrian Hennah Chief Financial Officer
19

Smith & Nephew Annual Report 2011

Business Review

Financial review continued

Chief Financial Officer highlights

Group revenue was $4,270m for the year ended 31 December 2011, representing an 8% growth compared to 2010. This comprised of underlying revenue growth of 4% and favourable currency translation of 4%.

Profit before taxation was $848m in 2011, compared with $895m in 2010. Attributable profit in 2011 was $582m compared to $615m in 2010. Adjusted attributable profit (calculated as set out in “Selected financial data” on pages 145 to 146) rose 2% to $664m in 2011, from $654m in 2010.

Basic earnings per Ordinary Share were 65.3¢, compared to 69.3¢ for 2010. EPSA (as set out in “Selected financial data”) was 74.5¢ in 2011 compared to 73.6¢ for 2010, representing a 1% increase.

	2011	2010	2009
	$ million	$ million	$ million
Financial highlights (i) (iii)
Revenue	4,270	3,962	3,772
Underlying growth in revenue (%)	4%	4%	2%
Trading profit	961	969	857
Underlying growth in trading profit (%)	(4)%	11%	15%
Trading profit margin (%)	22.5%	24.5%	22.7%
Operating profit	862	920	723
Attributable profit for the year	582	615	472
Adjusted attributable profit	664	654	580
Basic earnings per Ordinary Share	65.3¢	69.3¢	53.4¢
EPSA	74.5¢	73.6¢	65.6¢
Growth in EPSA (%)	1%	12%	18%
Dividends per Ordinary Share (ii)	17.40¢	15.82¢	14.39¢
Cash generated from operations	1,135	1,111	1,030
Trading cash flow	838	825	771
Trading profit to cash conversion (%)	87%	85%	90%
(i)	Items shown in italics are non-GAAP measures. Reconciliations to reported figures are on pages 21 to 22.

(ii)	The Board has proposed a final dividend of 10.80 US cents per share which together with the first interim dividend of 6.60 US cents makes a total for 2011 of 17.40 US cents. The final dividend is expected to be paid, subject to shareholder approval, on 9 May 2012 to shareholders on the Register of Members at the close of business on 20 April 2012.

(iii)	All items are $ million unless otherwise indicated.

Measuring performance

Revenue

“Underlying growth in revenue” is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations and for movements in exchange rates. Underlying growth in revenue is not presented in the accounts prepared in accordance with International Financial Reporting Standards (“IFRS”) and is therefore a measure not in accordance with Generally Accepted Accounting Principles (a “non-GAAP” measure).

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

The Group considers that revenue from sales of products acquired in material business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition, there will usually be a further step change in the following year. A measure of growth excluding the effects of business combinations also allows senior management to evaluate the performance and relative impact of growth from the existing business and growth from acquisitions. The process of making business acquisitions is directed. approved and funded from the Group corporate centre in line with strategic objectives.

The material limitation of the underlying growth in revenue measure is that it excludes certain factors, described above, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment. strategic planning and resource allocation. in addition, as the evaluation and assessment of business acquisitions is not within the control of local management. performance of acquisitions is monitored centrally until the business is integrated.

The Group’s management considers that the non-GAAP measure of underlying growth in revenue and the GAAP measure of growth in revenue are complementary measures, neither of which management uses exclusively.

“Underlying growth in revenue” reconciles to growth in revenue reported, the most directly comparable financial measure calculated in accordance with IFRS by making two adjustments, the “constant currency exchange effect” and the “acquisitions effect”, described below.

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

Smith & Nephew Annual Report 2011

Business Review

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

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

	2011	2010	2009
	%	%	%
Reported revenue growth	8	5	(1)
Constant currency exchange effect	(4)	(1)	3
Underlying revenue growth	4	4	2

A reconciliation of reported revenue growth to underlying revenue growth, by business segment, can be found on pages 30 to 40.

Trading profit

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

Growth in “trading profit” and “trading profit margin” (trading profit expressed as a percentage of revenue) are measures which present the growth trend in the long-term profitability of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term profitability. The Group presents these measures to assist investors in their understanding of the trends. The Group’s international financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans) focusses primarily on profit and earnings before these items. Trading profit and trading profit margin are not recognised measures under IFRS and are therefore non-GAAP financial measures.

The material limitation of these measures is that they exclude significant income and costs that have a direct impact on current and prior years’ profit attributable to shareholders. They do not, therefore, measure the overall performance of the Group presented by the GAAP financial measure of operating profit. The Group considers that no single measure enables it to assess overall performance and therefore it compensates for the limitation of the trading profit measure by considering it in conjunction with its GAAP equivalent. The gains or losses which are identified separately arise from irregular events or transactions. Such events or transactions are authorised centrally and require a strategic assessment which includes consideration of financial returns and generation of shareholder value. Amortisation of acquisition intangibles will occur each year, whilst other excluded items arise irregularly depending on the events that give rise to such items.

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2011	2010	2009
	$ million	$ million	$ million
Operating profit	862	920	723
Acquisition related costs	–	–	26
Restructuring and rationalisation costs	40	15	42
Amortisation of acquisition intangibles and impairments	36	34	66
Legal provision (see page 29)	23	–	–
Trading profit	961	969	857

A reconciliation of operating profit to trading profit, by business segment, can be found on pages 30 to 40.

Adjusted earnings per Ordinary Share

Growth in “adjusted earnings per Ordinary Share (“EPSA”)” is another measure which presents the trend in the long-term profitability of the Group. EPSA is not a recognised measure under IFRS and is therefore a non-GAAP financial measure. The most directly comparable financial measure calculated in accordance with IFRS is earnings per Ordinary Share.

EPSA excludes the same impact of specific transactions or events that management considers affect the Group’s short-term profitability, is used by the Group for similar purposes, and is subject to the same material limitations, as set out and discussed in the above section on trading profit.

Adjusted attributable profit represents the numerator used in the EPSA calculation. Adjusted attributable profit is reconciled to attributable profit, the most directly comparable financial measure in accordance with IFRS, as follows:

	2011	2010	2009
	$ million	$ million	$ million
Attributable profit for the year	582	615	472
Acquisition related costs	–	–	26
Restructuring and rationalisation expenses	40	15	42
Amortisation of acquisition intangibles and impairments	36	34	66
Legal provision (see page 29)	23	–	–
Taxation on excluded items	(17)	(10)	(26)
Adjusted attributable profit	664	654	580

Earnings per Ordinary share
Basic	65.3¢	69.3¢	53.4¢
Diluted	65.0¢	69.2¢	53.3¢
Adjusted: Basic	74.5¢	73.6¢	65.6¢
Adjusted: Diluted	74.2¢	73.6¢	65.5¢

Smith & Nephew Annual Report 2011

Business Review

Financial review continued

Trading cash flow and trading profit to cash conversion ratio

Growth in trading cash flow and improvement in the trading profit to cash conversion ratio are measures which present the trend growth in the long-term cash generation of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term performance.

Trading cash flow is defined as cash generated from operations less net capital expenditure but before acquisition related cash flows, restructuring and rationalisation cash flows and cash flows arising from legal disputes and uninsured losses. Trading profit to cash conversion ratio is trading cash flow expressed as a percentage of trading profit. The nature and material limitations of these adjusted items are discussed above.

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

Trading cash flow reconciles to cash generated from operations, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2011		2010		2009
	$	million	$	million	$	million
Cash generated from operations		1,135		1,111		1,030
Less: Capital expenditure		(321)		(315)		(318)
Add: Cash received on disposal of fixed assets		–		8		–
Add: Acquisition related expenditure		1		–		22
Add: Restructuring and rationalisation related expenditure		20		16		32
Add: Macrotexture expenditure		3		5		5
Trading cash flow		838		825		771
Trading Profit		961		969		857
Trading profit to cash conversion ratio		87%		85%		90%

Recent developments

On 4 January 2012, the Group announced it had entered into an agreement with Essex Woodlands for the disposal of the Group’s Clinical Therapies business. After disposal, the Group will retain a 49% investment in the newly formed company, Bioventus LLC, which will be reported as an associate. At 31 December 2011, the assets and liabilities of the Clinical Therapies business, $125m and $19m respectively, are disclosed as held for sale. In 2011, the Clinical Therapies business contributed $237m to revenue and $48m to trading profit. The Group expects to recognise a profit before tax in excess of $250m on the transaction on completion.

2011 Financial highlights

The following table sets out certain income statement data for the periods indicated:

	2011	2010
	$ million	$ million
Revenue (i)	4,270	3,962
Cost of goods sold (ii)	(1,140)	(1,031)
Gross profit	3,130	2.931
Marketing, selling and distribution expenses (iii)	(1,526)	(1,414)
Administrative expenses (iv, v, vi)	(575)	(446)
Research and development expenses	(167)	(151)
Operating profit (i)	862	920
Net interest payable	(8)	(15)
Other finance costs	(6)	(10)
Profit before taxation	848	895
Taxation	(266)	(280)
Attributable profit for the year	582	615

(i)	Group revenue and operating profit are derived wholly from continuing operations and discussed on a segment basis on pages 30 to 40.

(ii)	In 2011, $7m of restructuring and rationalisation expenses were charged to cost of goods sold (2010 – $nil).

(iii)	In 2011, no restructuring and rationalisation expenses were charged to marketing, selling and distribution expenses (2010 – $3m).

(iv)	2011 includes $42m of amortisation of other intangible assets (2010 – $34m).

(v)	2011 includes $23m relating to legal provision (2010 – $nil).

(vi)	2011 includes $33m of restructuring and rationalisation expenses and $36m relating to amortisation of acquisition intangibles (2010 – $12m of restructuring and rationalisation expenses and $34m relating to amortisation of acquisition intangibles).

Revenue

Group revenue increased by $308m (8%) from $3,962m in 2010 to $4,270m in 2011. Underlying revenue growth was 4% and 4% growth was attributable to favourable currency translation.

Orthopaedics revenues increased by $117m (5%), of which 2% was attributable to underlying growth, and 3% due to favourable currency translation. Endoscopy revenues increased by $84m (10%), of which 6% was attributable to underlying growth, and 4% due to favourable currency translation. Advanced Wound Management revenues increased by $107m (12%), of which 7% was attributable to underlying growth and 5% due to favourable currency translation.

A more detailed analysis is included within the “Revenue” sections of the individual business segments that follow on pages 30 and 40.

Smith & Nephew Annual Report 2011

Business Review

Cost of goods sold

Cost of goods sold increased by $109m to $1,140m from $1,031m in 2010 which represents an 11% increase. Of this movement, 4% is due to adverse translation movements leaving an underlying movement of 7% compared to an increase in underlying revenue of 4%. The residual movement is largely attributable to continued pricing pressure across all of the Group’s markets which Smith & Nephew was not able to pass on to suppliers and an adverse movement in the mix of products sold, towards lower gross margin product.

Further margin analysis is included within the “Trading profit” sections of the individual business segments that follow on pages 30 to 40.

Marketing, selling and distribution expenses

Marketing, selling and distribution expenses increased by $112m (8%) to $1,526m from $1,414m in 2010. After adjusting for an unfavourable currency movement of 3% the underlying movement of 5% is broadly in line with increased Group revenues.

Administrative expenses

Administrative expenses increased by $129m (29%) to $575m from $446m in 2010. Unfavourable currency movements contributed towards 5% of this increase. The factors contributing to the underlying movement of 24% were; the non-recurrence of the one-off benefit of $25m arising from the BlueSky settlement in 2010, a charge of $23m relating to legal provision, an increase of $21m in restructuring and rationalisation expenses, an increase of $12m in the bad debt expense and an $8m increase in the amortisation charge on intangible assets. Other factors contributing to this increase included the additional investment in China and Emerging Markets during the year.

Research and development expenses

Expenditure as a percentage of revenue increased by 0.1% to 3.9% in 2011 (2010 – 3.8%). Actual expenditure was $167m in 2011 compared to $151m in 2010. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

Operating profit

Operating profit decreased by $58m to $862m from $920m in 2010 comprising a decrease of $88m in Orthopaedics, offset by increases of $18m in Endoscopy and $12m in Advanced Wound Management.

Net interest payable

Net interest payable reduced by $7m from $15m in 2010 to $8m in 2011. This is a consequence of the overall reduction of borrowings within the Group and a reduction in the applicable interest rates.

Other finance cost

Other finance costs in 2011 were $6m compared to $10m in 2010. This decrease is attributable to an increase in the expected return on pension plan assets.

Taxation

The taxation charge decreased by $14m to $266m from $280m in 2010. The effective rate of tax was 31.4%, compared with 31.3% in 2010.

The tax charge was reduced by $17m in 2011 (2010 – $10m) as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and legal provision. The effective tax rate was 29.9% (2010 – 30.8%) after adjusting for these items and the tax thereon.

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2011	2010
	$ million	$ million
Non-current assets	2,542	2,579
Current assets	2,080	2,154
Assets held for sale	125	–
Total assets	4,747	4,733
Non-current liabilities	422	1,046
Current liabilities	1,119	914
Liabilities directly associated with assets held for sale	19	–
Total liabilities	1,560	1,960
Total equity	3,187	2,773
Total equity and liabilities	4,747	4,733

Non-current assets

Non-current assets decreased by $37m to $2,542m in 2011 from $2,579m in 2010. This is attributable to the following:

–	Goodwill decreased by $5m from $1,101m in 2010 to $1,096m in 2011. Goodwill totalling $37m was transferred to assets held for sale. Following the acquisition of Tenet Medical Engineering during 2011, an amount of $44m was capitalised as goodwill. The balance relates to unfavourable currency movements totalling $12m.

–	Intangible assets decreased by $3m from $426m in 2010 to $423m in 2011. Intangible assets totalling $14m were transferred to assets held for sale. Amortisation of $78m was charged during the year and assets with a net book value of $2m were written-off. A total of $92m relates to the addition of intellectual property and software. The balance relates to unfavourable currency movements totalling $1m.

–	Property, plant and equipment decreased by $4m from $787m in 2010 to $783m in 2011. Property, plant and equipment totalling $3m were transferred to assets held for sale. Depreciation of $217m was charged during 2011 and assets with a net book value of $7m were written-off. These movements were largely offset by $229m of additions relating primarily to instruments and other plant & machinery. The balance relates to unfavourable currency movements totalling $6m.

–	Trade and other receivables decreased by $22m to $nil in 2011 from $22m in 2010 due to non-current receivables switching to current receivables during the year.

–	Deferred tax assets and other non-current assets decreased by $3m in the year.

Smith & Nephew Annual Report 2011

Business Review

Financial review continued

Current assets

Current assets decreased by $74m to $2,080m from $2,154m in 2010. The movement relates to the following:

–	Inventories fell by $64m to $859m in 2011 from $923m in 2010. Inventories totalling $15m were transferred to assets held for sale. Of the remaining movement, $10m related to unfavourable currency movements.

–	The level of trade and other receivables increased by $13m to $1,037m in 2011 from $1,024m in 2010. Trade and other receivables totalling $49m were transferred to assets held for sale. Of the movement in the year, $18m related to unfavourable currency movements.

–	Cash and bank has fallen by $23m to $184m from $207m in 2010. Of the movement, $2m related to unfavourable currency movements.

Assets held for sale

Assets held for sale totalling $125m relate to the underlying assets of Clinical Therapies business, the proposed sale of which was announced on 4 January 2012.

Non-current liabilities

Non-current liabilities decreased by $624m from $1,046m in 2010 to $422m in 2011. This movement relates to the following items:

–	Long-term borrowings have fallen from $642m in 2010 to $16m in 2011. This decrease of $626m is mainly attributable to the long-term loan repayable in May 2012 switching to a current liability.

–	The net retirement benefit obligation increased by $25m to $287m in 2011 from $262m in 2010. This was largely due to actuarial losses of $70m which were only partly offset by pension contributions.

–	Deferred acquisition consideration was $8m at the end of 2011, an increase of $8m from $nil at the end of 2010 as a result of the acquisition of Tenet Medical Engineering during the year.

–	Provisions decreased from $73m in 2010 to $45m in 2011 which is largely due to a number of settlements during the year.

–	Deferred tax liabilities decreased by $3m in the year.

Current liabilities

Current liabilities increased by $205m from $914m in 2010 to $1,119m in 2011. This movement is attributable to:

–	Bank overdrafts and current borrowings have increased by $249m from $57m in 2010 to $306m in 2011 mainly as a result of the long-term loan repayable in May 2012 switching to a current liability.

–	Trade and other payables have decreased by $53m to $564m in 2011 from $617m in 2010. Trade and other payables totalling $19m were transferred to liabilities directly associated with assets held for sale. An amount of $8m is attributable to favourable currency movements.

–	Provisions have increased by $41m from $37m in 2010 to $78m in 2011. The most significant item contributing to this increase is the $23m legal provision (see Note 3).

–	Current tax payable is $171m at the end of 2011 compared to $203m in 2010. Of the $32m reduction, $1m is attributable to favourable currency movements.

Liabilities directly associated with assets held for sale

Liabilities held for sale totalling $19m relate to the underlying liabilities of the Clinical Therapies business, the proposed sale of which was announced on 4 January 2012.

Total equity

Total equity increased by $414m from $2,773m in 2010 to $3,187m in 2011. The principal movements were:

Total equity
$ million
1 January 2011	2,773
Attributable profit	582
Currency translation losses	(36)
Hedging reserves	14
Actuarial loss on retirement benefit obligations	(70)
Dividends paid during the year	(146)
Taxation benefits on Other Comprehensive Income and equity items	22
Net share based transactions	48
31 December 2011	3,187

Transactional and translational exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.32 to $1.39 (5%), Sterling strengthened from $1.54 to $1.60 (4%), the Swiss Franc strengthened from $0.96 to $1.13 (18%), the Australian Dollar strengthened from $0.92 to $1.03 (12%) and the Japanese Yen strengthened from ¥88 to ¥80 (9%).

The Group’s principal manufacturing locations are in the US (Orthopaedics and Endoscopy), Switzerland (Orthopaedics), UK (Advanced Wound Management and Orthopaedics) and China (Orthopaedics and Advanced Wound Management). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, sales from the US became relatively less profitable to all of these countries. The Group’s policy of purchasing forward a proportion of its currency requirements and the existence of an inventory pipeline reduce the short-term impact of currency movements.

Smith & Nephew Annual Report 2011

Business Review

Financial position, liquidity and capital resources

Cash flow and net debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2011	2010	2009
	$ million	$ million	$ million
Cash generated from operations	1,135	1,111	1,030
Net interest paid	(8)	(17)	(41)
Income taxes paid	(285)	(235)	(270)
Net cash inflow from operating activities	842	859	719
Capital expenditure (net of disposal of property, plant and equipment)	(321)	(307)	(318)
Acquisitions (net of cash acquired)	(33)	–	(25)
Plus Orthopedics settlement	–	–	137
Equity dividends paid	(146)	(132)	(120)
Proceeds from own shares	7	8	10
Issue of ordinary share capital	17	15	7
Treasury shares purchased	(6)	(5)	–
Change in net debt from net cash flow (see Note 21 of the Notes to the Group accounts)	360	438	410
Exchange adjustment	(6)	13	(21)
Opening net debt	(492)	(943)	(1,332)
Closing net debt	(138)	(492)	(943)

The Group’s net debt decreased from $1,332m at the beginning of 2009 to $138m at the end of 2011, representing an overall decrease of $1,194m. Translation of foreign currency net debt into US Dollars had the effect of increasing net debt by $14m in the three-year period ended 31 December 2011.

Net cash inflow from operating activities

Cash generated from operations in 2011 of $1,135m (2010 – $1,111m, 2009 – $1,030m) is after paying out $3m (2010 – $5m, 2009 – $5m) of macrotextured claim settlements unreimbursed by insurers, $1m (2010 – $nil, 2009 – $22m) of acquisition related costs and $20m (2010 – $16m, 2009 – $32m) of restructuring and rationalisation expenses.

Capital expenditure

The Group’s on-going capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years, capital expenditure on tangible and intangible fixed assets represented approximately 8% of continuing Group revenue.

In 2011, gross capital expenditure amounted to $321m (2010 – $315m, 2009 – $318m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2011, $9m (2010 – $15m, 2009 – $7m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and disposals

In the three-year period ended 31 December 2011, $58m was spent on acquisitions, funded from net debt and cash inflows. This comprised, $33m for Tenet Medical Engineering during 2011 and $25m for Nucryst in 2009. During 2009, the Group reached an agreement with the vendors of Plus Orthopedics Holdings AG to reduce the total original purchase price to CHF927m. This resulted in a cash inflow of $137m.

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In December 2010, the Group reviewed and replaced its principal banking facilities ahead of the maturity in May 2012. The Group reduced its $1,000m 5 year term loan to $500m with effect from 20 December 2010. As at 31 December 2011 the balance outstanding was $245m. Smith & Nephew also cancelled its $1,500m multi-currency revolving loan facility and replaced it with a new 5 year $1,000m multi-currency revolving loan facility.

At 31 December 2011, the Group held $184m (2010 – $207m, 2009 – $192m) in cash and balances at bank. The Group has committed and uncommitted facilities of $1.3bn and $0.3bn respectively. The undrawn committed facilities totalling $1.0bn expires after two but within five years. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities. In addition, Smith & Nephew has finance lease commitments of $18m (of which $8m extends beyond five years).

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations.

Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2012, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

Further disclosure regarding borrowings, related covenants and the liquidity risk exposures is set out in Note 15 of the Notes to the Group accounts. The Group believes that its borrowing facilities do not contain restrictions that would have significant impact on its funding or investment policy for the foreseeable future.

Smith & Nephew Annual Report 2011

Business Review

Financial review continued

2010 Financial highlights

The following table sets out certain income statement data for the periods indicated:

	2010	2009
	$ million	$ million
Revenue (i)	3,962	3,772
Cost of goods sold (ii)	(1,031)	(1,030)
Gross profit	2.931	2,742
Marketing, selling and distribution expenses (iii)	(1,414)	(1,351)
Administrative expenses (iv)	(446)	(513)
Research and development expenses	(151)	(155)
Operating profit (i)	920	723
Net interest payable	(15)	(40)
Other finance costs	(10)	(15)
Share of results of associates	–	2
Profit before taxation	895	670
Taxation	(280)	(198)
Attributable profit for the year	615	472

(i)	Group revenue and operating profit are derived wholly from continuing operations and discussed on a segment basis on pages 30 to 40.

(ii)	In 2010 no restructuring and rationalisation expenses and no acquisition related costs were charged to cost of goods sold (2009 – $15m of restructuring and rationalisation expenses and $12m of acquisition related costs).

(iii)	2010 includes $3m of restructuring and rationalisation expenses. No acquisition related costs were charged to marketing, selling and distribution expenses in 2010. (2009 – $7m of acquisition related costs and $10m of restructuring and rationalisation expenses).

(iv)	2010 includes $12m of restructuring and rationalisation expenses and $34m relating to amortisation of acquisition intangibles and impairments (2009 – $7m of acquisition related costs, $17m of restructuring and rationalisation expenses and $66m relating to amortisation of acquisition intangibles and impairments).

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

A more detailed analysis is included within the “Revenue” sections of the individual business segments that follow on pages 30 and 40.

Cost of goods sold

Cost of goods sold increased by $1m to $1,031m from $1,030m in 2009. This represents 26% of revenue compared to 27% in 2009. During 2010, the Group has continued to deliver on its efficiency commitments, including the new Advanced Wound Management manufacturing facility in China and improved inventory management in Orthopaedics. Other factors contributing to the movement were the decrease of $15m in restructuring and rationalisation expenses and decrease of $12m in other acquisition related costs. Currency had little impact on the year on year movement.

Further margin analysis is included within the “Trading profit” sections of the individual business segments that follow on pages 30 to 40.

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

Smith & Nephew Annual Report 2011

Business Review

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2010	2009
	$ million	$ million
Non-current assets	2,579	2,480
Current assets	2,154	2,071
Assets held for sale	–	14
Total assets	4,733	4,565
Non-current liabilities	1,046	1,523
Current liabilities	914	863
Total liabilities	1,960	2,386
Total equity	2,773	2,179
Total equity and liabilities	4,733	4,565

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

Non-current liabilities

Non-current liabilities decreased by $477m from $1,523m in 2009 to $1,046m in 2010. $448m of this decrease was due to the reduction of long-term borrowings. The net retirement benefit obligation decreased by $60m. This was largely due to the excess of pension contributions totalling $65m over the charge to the income statement in the year of $35m which gave rise to a net $30m reduction in the liability. In addition, there were actuarial gains totalling $26m. Other movements in non-current liabilities related to a reduction in deferred acquisition consideration of $27m due to settlement of the BlueSky Medical Group Inc. (“BlueSky”) deferred consideration, an increase of $38m in the deferred tax liability and an increase in provisions of $20m due to a change in the expected time frame to settlement which has resulted in a reclassification from current liabilities.

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

Total equity
$ million
1 January 2010	2,179
Attributable profit	615
Currency translation gains	52
Hedging gains	1
Actuarial gain on retirement benefit obligations	26
Dividends paid during the year	(132)
Taxation on Other Comprehensive Income and equity items	(7)
Net share based transactions	39
31 December 2010	2,773

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the “Business Review” section on pages 30 to 40. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described under “Financial position, liquidity and capital resources” within the “Business Review” section set out on page 25. In addition, the notes to the financial statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

The Group has considerable financial resources and its customers and suppliers are diversified across different geographic areas. As a consequence, the Directors believe that the Group is well placed to manage its business risk successfully despite the on-going uncertain economic outlook.

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the annual financial statements.

Management also believes that the Group has sufficient working capital for its present requirements.

Payment policies

It is the Group’s and Company’s policy to ensure that suppliers are paid within agreed terms. At the year-end the Company had no trade creditors.

Smith & Nephew Annual Report 2011

Business Review

Financial review continued

Factors affecting Smith & Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed in further in “Our business, marketplace and other factors that could affect us” on pages 14 to 18 and “Taxation information for shareholders” on pages 147 to 148.

Critical accounting policies

The Group’s significant accounting policies are set out in Notes 1 to 24 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s judgement are as follows:

Inventories

A feature of the Orthopaedics business segment (whose finished goods inventory makes up approximately 74% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Impairment

In carrying out impairment reviews of goodwill, intangible assets and property, plant and equipment a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

Retirement benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, operating profit and other finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example as of 31 December 2011, a 0.5% increase in discount rate would have reduced the combined UK and US pension plan deficit by $96m whilst a 0.5% decrease would have increased the combined deficit by $109m. A 0.5% increase in discount rate would have decreased profit before taxation by $5m whilst a 0.5% decrease would have increased it by $5m. A one year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would have increased the combined deficit by $36m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The discount rate is determined by reference to market yields on high quality corporate bonds, with currency and term consistent with those of the liabilities. In particular for the UK and US, the discount rate is derived by reference to an AA yield curve derived by the Group’s actuarial advisers.

See Note 19 of the Notes to the Group accounts for a summary of how the assumptions selected in the last five years have compared with actual results.

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

Legal proceedings

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but management believes none of them will result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed the provision or will not have a significant impact on the Group’s results of operations or financial condition in the period in which they are realised.

Product liability claims

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost at 31 December 2011 related to this matter is approximately $214m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US District Court for the Western District of Tennessee, and trial is expected to commence in 2013. An additional $22m was received from a successful settlement with a third party.

Smith & Nephew Annual Report 2011

Business Review

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $17m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, there can be no assurance on this point.

The Group faces other claims from time to time for alleged defects in its products and has on occasion recalled products to minimise risk of harm or claims. The Group maintains product liability insurance subject to limits and deductibles that management believes are reasonable.

Business practice investigations

In March 2005 the US Attorney’s Office in Newark, New Jersey issued subpoenas to the five largest sellers of hip and knee implants to US orthopaedic surgeons, including the Group’s Orthopaedic business, asking for information regarding arrangements with orthopaedic reconstructive surgeons. In September 2007, the Group (and the other four companies involved) settled the charges that could have resulted from this investigation, without admitting any wrongdoing as part of the settlement. At the same time, the Group entered into a Corporate Integrity Agreement with the Office of the Inspector General (“OIG”) of the US Department of Health and Human Services which requires certain compliance efforts. This agreement is in effect for five years, until September 2012. If the Group meets its terms, the OIG will not attempt to exclude it from receiving Medicare payments for its products. The Group has devoted substantial effort to comply with this agreement and to enhance its compliance programme across all of its business segments.

In September 2007, the SEC notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (“FCPA”) in connection with the sale of products in certain countries outside of the US. The US Department of Justice (“DOJ”) subsequently joined the SEC’s request.

During quarter four of 2011, the Group established a provision of $23m in relation to this investigation.

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew has committed to pay slightly less than $23m in fines and profit disgorgement, and committed to maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme to both the SEC and DOJ. The settlement agreements impose detailed reporting, compliance and other requirements on Smith & Nephew for a three-year term. Failure to comply with these requirements, or any other violation of law, could have severe consequences for the Group.

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and, in some cases, breach of licence agreement. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs and settlements are often significant.

Since the Group’s entry into the negative pressure wound therapy business in 2007, Kinetic Concepts, Inc. (“KCI”) has pursued claims of patent infringement against the Group in the US, UK, Germany and other jurisdictions. In one case in the US District Court for the Western District of Texas a jury found that patents exclusively licensed to KCI by Wake Forest University (“Wake Forest”) were valid but not infringed by the Group. That ruling was upheld on appeal in February 2009. In a subsequent case in the same court, relating to the Group’s foam product, a jury concluded in March 2010 that asserted Wake Forest patents were valid and infringed. But the court determined the relevant patent claims were invalid and entered judgement in favour of the Group. Wake Forest has appealed the court’s judgement. If Wake Forest were to prevail, the Group could be prevented from selling that foam product in the US until patent expiration in 2014. KCI has also pursued patent infringement claims in certain countries relating to pumps, canisters and other negative pressure wound therapy accessories.

The Group has won jury verdicts against Arthrex Inc., (“Arthrex”) for infringement of the Group’s patents relating to suture anchors (in the US District Court for Oregon) and femoral fixation devices for ACL reconstruction (in the US District Court for the Eastern District of Texas). Arthrex appealed both decisions. The Texas case was reversed on appeal with judgement entered in favour of Arthrex. The Oregon decision was reversed on appeal and remanded to the District Court for a new trial. The Group secured a jury verdict in its favour that was subsequently reversed by the Oregon court post-trial. The Group plans to proceed with an appeal of the Oregon court’s ruling.

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

In June 2010, the Group was served with a subpoena by the US Department of Justice in Massachusetts requiring the production of documents relating to the distribution of samples of the Group’s SUPARTZ joint fluid therapy product.

The Group is subject to country of origin requirements under the US Buy American and Trade Agreements Acts with regard to sales to certain US government customers. The Group has voluntarily disclosed to the US Veterans Administration and the US Department of Defence that a small percentage of the products sold to the US government in the past, primarily from the Orthopaedics business, may have originated from countries that are not eligible for such sales except with government consent. Government auditors subsequently conducted an on-site visit at the Group’s Orthopaedics business. In December 2008, three months after Smith & Nephew’s initial voluntary disclosure, a whistleblower suit was filed in the US District Court for the Western District of Tennessee alleging these violations. Smith & Nephew’s motion to dismiss the suit was denied in November 2010.

Smith & Nephew Annual Report 2011

Business Review

Business segment reviews

In August 2011, the Group announced its new strategic priorities. Part of this framework was the implementation of an organisational change. Smith & Nephew has brought together the Orthopaedics and Endoscopy business segments, creating the Advanced Surgical Devices division (“ASD”), which will sit alongside the Advanced Wound Management division (“AWM”). These two divisions will serve the Established Markets and will support our newly created Emerging Markets (focusing on China, India, Brazil and Russia) and International Markets organisations. For reporting purposes, the two division structure will replace the current three business segment structure during 2012.

Business segment analysis

Organisation

During 2011, internally the Group has reported as three business segments: Orthopaedics, Endoscopy and Advanced Wound Management. Included within the Orthopaedics business segment are biologics activities, which comprise research and development projects under the direction of a committee representing all operating segments.

Revenue by business segment and geographic market and trading and operating profit by business segment are set out below:

	2011	2010	2009
	$m	$m	$m

Revenue by business segment
Orthopaedics	2,312	2,195	2,135
Endoscopy	939	855	791
Advanced Wound Management	1,019	912	846
Total revenue	4,270	3,962	3,772

Revenue by geographic market
United States	1,756	1,707	1,664

Europe (Continental Europe and United Kingdom)	1,409	1,315	1,313
Africa, Asia, Australasia and other America	1,105	940	795
Total revenue	4,270	3,962	3,772

Trading profit by business segment
Orthopaedics	492	536	508
Endoscopy	222	200	189
Advanced Wound Management	247	233	160
Total trading profit	961	969	857

Operating profit by business segment
Orthopaedics	415	503	410
Endoscopy	215	197	169
Advanced Wound Management	232	220	144
Total operating profit	862	920	723

Business segment revenue

$m

A Orthopaedics	2,312

B Endoscopy	939

C Advanced wound management	1,019

Geographic revenue

$m

A US	1,756

B Europe	1,409

C Rest of World	1,105

A head office team in London, UK directs the overall business and supports the business segments, primarily in the areas of business development, legal, company secretarial, finance, human resources and investor relations.

Smith & Nephew Annual Report 2011

Business Review

VERILAST’s use of OXINIUM, oxidized Zirconium, results in a knee which has been proven to last 30 years, twice the current industry standard of 15 years.
Orthopaedics

Overview

During 2011, the Orthopaedics business was managed worldwide from Memphis, Tennessee, the site of its main development and manufacturing facility, with a European headquarters in Baar, Switzerland. Products are also manufactured at smaller facilities in Switzerland, Germany, China and the UK as well as by third-party manufacturers.

Products

Orthopaedic reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement. Orthopaedic trauma fixation products consist of internal and external devices and other products, including various fixation and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or a clinic setting, in particular bone growth stimulation and joint fluid therapies.

Knee implant systems

The Orthopaedics business offers a range of products for specialised knee procedures. The LEGION/GENESIS II Total Knee System is a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision. LEGION TKS features VERILAST Technology, an advanced bearing surface. The JOURNEY Active Knee Solutions, a family of advanced, customised products designed to treat early to mid-stage osteoarthritis patients, provides more normal feeling and motion through bone ligament preservation and anatomic replication. LEGION/GENESIS II and JOURNEY also utilise VISIONAIRE Patient-Matched Instrumentation, a technology platform of patient-matched cutting blocks for total knee procedures.

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

Bearing surfaces

The Orthopaedics business utilises a range of bearing surfaces in its implant systems, including its proprietary OXINIUM Technology. Oxidized Zirconium, branded OXINIUM, combines the enhanced wear resistance of a ceramic bearing with the superior durability of a metallic bearing. When combined with highly cross-linked polyethylene (“XLPE”) it results in the Group’s VERILAST Technology. The LEGION Primary Knee, with VERILAST Technology, is the only knee system with a 30 year wear performance claim approved by the United States Food and Drug Administration (“FDA”) – more than double the performance expectation for wear compared to conventional technologies.

Trauma implant systems

The principal fixation products are the TRIGEN Intramedullary Nailing system, TRIGEN META-NAIL with expanded fixation and technique options, TRIGEN INTERTAN Intertrochanteric Antegrade nails for hip fractures, TRIGEN SURESHOT Distal Targeting System for Intramedullary Nailing and PERI-LOC Periarticular Locked Plating system which offers a comprehensive family of fracture specific plate and screw products for the upper and lower extremities.

For external fixation and limb restoration, Orthopaedics offers the TAYLOR SPATIAL FRAME Circular Fixation System and JET-X BAR Unilateral Fixator.

Clinical Therapies

The principal clinical therapies products offered include the EXOGEN Ultrasound Bone Healing System which utilises low-intensity pulsed ultrasound to accelerate the healing of fresh fractures and to heal non unions. DUROLANE Joint Fluid Therapy and SUPARTZ Joint Fluid Therapy are non-surgical, non-pharmacological pain-relieving therapies for osteoarthritis of the knee.

Strategy

Under the new ASD structure, the Group will continue to focus on product innovation, sales excellence and physician education. Whether through extending the life of implants, improving operating room efficiency, or promoting faster healing and other clinical outcomes, Smith & Nephew’s innovations differentiate it and provide solutions to active patients seeking to regain quality of life while enhancing economic value for customers. For its ASD products, Smith & Nephew provides peer-to-peer medical education, through KLEOS, tailored to individual surgeon needs utilising the world’s top orthopaedic specialists and key opinion leaders.

The emerging markets continue to be an important growth opportunity. China remains a focus, with further progress and growth achieved during 2011. Outside China, ASD is investing in sales teams in other emerging markets, extending physician training via KLEOS, developing tailored products to meet local needs and improving local infrastructure and logistics.

Under the ASD structure, the business aligns its organisation and develops its talent for consistent execution on the Group’s plans. Compensation for executives, managers and staff are carefully aligned to the execution of their objectives.

On 4 January 2012, the Group announced it had entered into an agreement with Essex Woodlands for the disposal of the Group’s Clinical Therapies business. After disposal, the Group will retain a 49% investment in the newly formed company, Bioventus LLC, which will be reported as an associate. At 31 December 2011, the assets and liabilities of the Clinical Therapies business, $125m and $19m respectively, are disclosed as held for sale. In 2011, the Clinical Therapies business contributed $237m to revenue and $48m to trading profit. The Group expects to recognise a profit before tax in excess of $250m on the transaction on completion.

Smith & Nephew Annual Report 2011

Business Review

Business segment reviews continued

Orthopaedics continued

New products

In Trauma, Orthopaedics launched STRUCSURE CP, an advanced injectable, hard-setting bone graft substitute designed to gradually resorb while being replaced by natural bone.

Reconstructive Orthopaedics continued the extension of its VISIONAIRE Patient-Matched Instrumentation into its knee portfolio, with its roll-out of VISIONAIRE for the TC-PLUS knee system. With VISIONAIRE, the patient’s MRI and X-rays are used to create customised cutting blocks that allow the surgeon to achieve optimal mechanical axis alignment as well as saving time and reducing instruments in the operating room. Also launched was the SMF Short Modular Femoral Hip System, a primary hip stem that is substantially shorter than traditional length stems, yet maintains optimal fixation and stability. The SMF Hip complements the newly launched Direct Anterior retractor set, an instrument set and technique that allows orthopaedic surgeons to enter the hip socket through the front, or anterior, which results in far less soft tissue disruption and post-operative pain than traditional techniques.

Regulatory approvals

During 2011, the Orthopaedics business obtained regulatory clearances/approvals for several key products.

In the US, 510(k) clearance was obtained for the TAYLOR SPATIAL FRAME V4.1 Software, TRIGEN SURESHOT Distal Targeting System V2.1, and the SMF Hip Stem Line Additions.

Several products were approved in Japan, which included the 10/12 TAPER OXINIUM Femoral Heads, LARGE COCR Femoral Heads, REFLECTION XLPE Acetabular Liners, BHR Resurfacing Hip System, BHR Modular Head System with 10/12 Taper Sleeves, SL-PLUS Hip Stems, SLR-PLUS Hip Stems, and SL-PLUS Mia Hip Stems.

Seasonality

Orthopaedic reconstruction and trauma procedures tend to be higher in the winter months (quarter one and quarter four) where accidents and sports related injuries are highest. Conversely, elective procedures tend to slow down in the summer months due to holidays.

Market and competition

Smith & Nephew estimates that the global orthopaedic segment, excluding clinical therapies, served by the Group grew by approximately 2% in 2011 and is currently worth approximately $17.8 billion per annum. Management believes that the Smith & Nephew Orthopaedics business holds an 11% share of this segment by value. Principal global competitors in orthopaedics are Zimmer, Stryker, Johnson & Johnson and Biomet.

Global orthopaedics competitor share (i) (ii)

%

A Smith & Nephew	11

B Zimmer	19

C Stryker	18

D DePuy/Johnson & Johnson (iii)	17

E Synthes (iii)	12

F Biomet	9

G Others	14

(i)	The global orthopaedics segment served by the Group consists of orthopaedic reconstruction and orthopaedic trauma.

(ii)	Competitor shares are based on estimates for selected segments and competitors, and may not be comprehensive.

(iii)	Synthes is the subject of a takeover from Johnson & Johnson which is expected to complete in 2012.

In 2011, weaker economic conditions worldwide continued to create several challenges for the overall orthopaedic market, including continued deferrals of joint replacement procedures and heightened pricing pressures. These factors contributed to the lower overall growth of the worldwide orthopaedic market compared to historic comparables. However, over the medium-term, several catalysts are expected to continue to drive sustainable growth in orthopaedic device sales, including the growing and ageing population, rising rates of co-morbidities such as obesity and diabetes, technology improvements allowing surgeons to treat younger, more active patients, and the increasing strength of the demand for healthcare in emerging markets. Both the orthopaedic trauma and clinical therapies markets are expected to continue to grow due to a global population increasingly at risk from fractures due to age, osteoporosis, obesity and diabetes and also due to continuous advancements in the surgical treatment of fractures, and the need to manage pain in younger, more active patients.

Smith & Nephew Annual Report 2011

Business Review

Orthopaedics – financial performance

Revenue

Orthopaedics revenue

$m

A Orthopaedic Reconstruction	1,618

B Orthopaedic Trauma	457

C Clinical Therapies	237

2011

Orthopaedics revenue increased by 5% to $2,312m from $2,195m in 2010. Of this increase, 2% is attributable to underlying growth and 3% is due to favourable currency movements.

Underlying growth in Orthopaedic revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2011	2010
	%	%
Reported growth	5	3
Constant currency exchange effect	(3)	(1)
Underlying growth	2	2

In the US, revenue increased by $28m to $1,204m (2%), all of which was due to underlying growth. The main factor was the continued growth of the Group’s knee products including VERILAST and VISIONAIRE.

Outside the US, revenue increased by $89m to $1,108m (9%). This movement is attributable to underlying growth of 2% and favourable foreign currency translation of 7%.

Global knee revenue increased by $63m to $869m (8%), representing underlying revenue growth of 5% and favourable foreign currency translation of 3%. There has been continued pressure from the challenging environment on higher specification and early intervention hip and knee implant systems. Nevertheless, the Group’s knee franchise and in particular the LEGION Knee Systems delivered strong growth. This was driven by VERILAST and by VISIONAIRE Patient Matched Instrumentation sets.

Global hip revenue increased by $16m to $704m (2%), representing a 1% underlying revenue decline and 3% due to favourable foreign currency translation. Both traditional and new products have continued to perform well, led by the R3 Acetabular System. Sales of BIRMINGHAM HIP Resurfacing System have continued to decline.

Global trauma revenue increased by $23m to $457m (5%), representing underlying revenue growth of 3% and 2% favourable foreign currency translation. Trauma underperformed in the second half of the year and the Group has taken actions to address this. The expiry of an agreement under which Smith & Nephew received royalties in the US has also had a negative impact on Trauma revenue in the second half of the year.

In Clinical Therapies, revenue grew from $223m to $237m (7%) which was represented by underlying growth of 6% and favourable currency movements of 1%.

Underlying revenue growth for key product lines is:

	2011	2010
	%	%
Reconstruction
Knees	5	5
Hips	(1)	–
Trauma	3	3
Clinical therapies	6	(5)

33
Smith & Nephew Annual Report 2011

Business Review

Business segment reviews continued

Orthopaedics continued

2010

Orthopaedics revenue increased by 3% to $2,195m from $2,135m in 2009. Of this increase, 2% is attributable to underlying growth and 1% is due to favourable currency movements.

In the US, revenue increased by $22m to $1,176m (2%), all of which was due to underlying growth. The main factors were the growth of products launched in the year including VERILAST and VISIONAIRE.

Outside the US, revenue increased by $38m to $1,019m (4%). This movement is attributable to underlying growth of 2% and favourable foreign currency translation of 2%.

Global knee revenue increased by $45m to $806m (6%), representing underlying revenue growth of 5% and favourable foreign currency translation of 1%. There was continued pressure from the challenging environment on higher specification and early intervention hip and knee implant systems. Nevertheless, the Group’s knee franchise and in particular the LEGION Knee Systems delivered strong growth. This was driven by the FDA clearance to claim that VERILAST bearing technology for knee replacement provides wear performance sufficient for 30 years of actual use under typical conditions and by VISIONAIRE Patient Matched Instrumentation sets.

Global hip revenue increased by $7m to $688m (1%), all of which was due to favourable foreign currency translation. In the Group’s hip franchise, both traditional and new products continued to perform well, led by the R3 Acetabular System. Sales of BIRMINGHAM HIP Resurfacing Systems were weaker.

Global trauma revenue increased by $20m to $434m (5%), representing underlying revenue growth of 3% and 2% favourable foreign currency translation. This improvement is attributable to management’s actions to provide additional support and training to the sales force.

In Clinical Therapies, EXOGEN Ultrasound Bone Healing System achieved double digit revenue growth for the year. The joint fluid therapies franchise continued to perform well despite the increased competitive environment in the US. Early in 2010 the Group sold its niche pain management business and terminated the small spine distribution business in Germany, which reduced Orthopaedics revenue growth by approximately 1%.

Trading profit

2011

Trading profit decreased by $44m (8%) to $492m from $536m in 2010. Trading profit margin decreased from 24.4% to 21.3%. This decrease is due to continuing pricing pressure, adverse mix and some delay in the execution of our efficiency programme.

2010

Trading profit increased by $28m (6%) to $536m from $508m in 2009. Trading profit margin increased from 23.8% to 24.4%. This increase is due to cost management and further investment in improving the efficiency and effectiveness of the main processes.

Operating profit

2011

Operating profit decreased by $88m to $415m. This comprises the decrease in trading profit of $44m discussed above, an increase of $3m in the amortisation of acquisition intangibles, an $18m increase in restructuring and rationalisation costs and $23m in respect of the legal provision.

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2011	2010
	$ million	$ million
Operating profit	415	503
Restructuring and rationalisation costs	26	8
Amortisation of acquisition intangibles	28	25
Legal provision	23	–
Trading profit	492	536

Orthopaedics trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2011	2010	2009
	%	%	%
Trading profit	51	55	59
Operating profit	48	55	57

2010

Operating profit increased by $93m to $503m. This comprises the increase in trading profit of $28m discussed above, a $26m reduction in acquisition related costs, a reduction of $21m in the amortisation of acquisition intangibles and impairments and an $18m reduction in costs associated with the Earnings Improvement Programme (“EIP”).

Smith & Nephew Annual Report 2011

Business Review

The FAST-FIX 360 Meniscal Repair System offers exceptional fixation strength and enhanced control to optimise the chances of a successful meniscus repair.
Endoscopy

Overview

Smith & Nephew’s Endoscopy business develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints. The business focuses on the arthroscopy (sometimes referred to as sports medicine) sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

In 2011, the Endoscopy business was headquartered in Andover, Massachusetts and manufacturing facilities are located in Mansfield, Massachusetts, and Oklahoma City, Oklahoma. Major service centres are located in the US, UK, Germany, Japan and Australia.

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

Key products in repair are the FAST-FIX family of meniscal repair systems, ENDOBUTTON for cruciate fixation, and the FOOTPRINT PK and TWINFIX Suture Anchors for rotator cuff repair. Key products in resection are the wide range of DYONICS shaver blades, ACUFEX handheld instruments, and a range of radiofrequency (“RF”) probes.

Strategy

Smith & Nephew’s strategic intent is to grow the business as the leading provider of endoscopic techniques and technologies for joint and ligament repair. Management believes that the business capitalises on the growing acceptance of endoscopy as a preferred surgical choice among surgeons, patients and payors, enhanced by a customer-led approach to growing the arthroscopy market.

To sustain growth and enhance its market position, the ASD business supports its strategy with investment in surgeon education programmes, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards. The emerging markets, especially China, are expected to be a major driver of growth in future, and the business is investing funds to accelerate this growth.

The business has a commitment to, and track record of, driving efficiencies, through a formal operational excellence programme as well as a culture of continuous process improvement.

The Endoscopy business aligns its organisation to ensure all employees are working on common objectives, and to ensure consistent execution against the Group’s wider objectives.

New products

In 2011, Smith & Nephew continued to expand its arthroscopic sports medicine portfolio with the launch of new repair, resection and visualisation products.

The FAST-FIX 360 Meniscal Repair System is designed to optimise the chances of a successful repair with exceptional fixation strength, small insertion points, convenient implant deployment and a built-in depth limiter. It is the built on the proven FAST-FIX platform which set the standard for minimally invasive, all-inside meniscal repair.

The DYONICS PLATINUM Series Shaver Blades are single-use blades that provide superior resection, debris evacuation and sharpness.

BIORAPTOR and OSTEORAPTOR CURVED Guide Systems for Shoulder optimise anchor placement helping surgeons to overcome the challenges associated with instability repair. The systems provide increased access to the repair site in the glenohumeral joint, improve the trajectory of drilling and lead to optimised anchor placement in glenoid bone which helps surgeons operate with confidence.

Recent regulatory approvals

During 2011, the Endoscopy business obtained regulatory clearances for the following products in most major markets, except Japan where the approval process is more lengthy: ULTRABRAID II Suture, ENDOBUTTON DIRECT, OSTEORAPTOR and BIORAPTOR CURVED Guide Systems and the ACUFEX DIRECTOR Guide System, all designed for use in the reattachment of ligaments, tendons or soft tissues to bone in knees, shoulders or other articulating joints; and various other arthroscopy instruments, devices and sterilisation trays. In addition, the Endoscopy business obtained regulatory clearance in the United States and Europe for the TRUCLEAR Operative Hysteroscopy System for use in office based procedures. In Japan, regulatory approvals included TWINFIX AB, TWINFIX TI, TWINFIX Ultra PK and FOOTPRINT Ultra PK Suture Anchors as well as BONECUTTER ELECTROBLADE and various arthroscopy surgical instruments.

Smith & Nephew Annual Report 2011

Business Review

Business segment reviews continued

Endoscopy continued

Seasonality

Arthroscopy procedures tend to be higher in the winter months (quarter one and quarter four) where accidents and sports related injuries are highest. Conversely, elective procedures tend to slow down in the summer months due to holidays.

Market and competition

Smith & Nephew estimates that the global arthroscopy segment (the combination of repair and resection products) in which the business principally participates is worth approximately $3.8 billion per annum and has recently been growing at approximately 8% annually. Arthroscopy growth rates are driven by increasing numbers of sports injuries, longer and more active lifestyles, patient desire for minimally invasive procedures, innovative technological developments and a need for cost-effective procedures. The arthroscopy segment has a particular focus on arthroscopic repair of the knee and shoulder using a broad range of technologies. The Group also expects to benefit from the demand for less invasive approaches to arthroscopic hip repair.

Management believes that Smith & Nephew has a 21% share of the global arthroscopy segment as at 31 December 2011. Smith & Nephew’s main competitors were Arthrex, Mitek/Johnson & Johnson, Stryker, Arthrocare and Linvatec/ConMed.

Global arthroscopy competitor share (i)

%

A Smith & Nephew	21

B Arthrex	25

C Mitek/Johnson & Johnson	16

D Stryker	11

E Linvatec/ConMed	6

F Arthrocare	5

G Others	16

(i)	Competitor shares are based on estimates for selected segments and competitors, and may not be comprehensive.

Endoscopy – financial performance

Revenue

Endoscopy revenue

$m

A Arthroscopy	807

B Visualisation	107

C Other	25

2011

Endoscopy revenue increased by $84m, or 10%, to $939m in 2011 from $855m in 2010, comprising 4% favourable currency translation and 6% underlying growth.

Underlying growth in Endoscopy revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2011	2010
	%	%
Reported growth	10	8
Constant currency exchange effect	(4)	(1)
Underlying growth	6	7

In the US, revenue increased by $10m to $363m in 2011 (3%), all of which represents underlying growth.

Outside the US, revenue increased by $74m to $576m in 2011 (15%), of which 8% was underlying growth and 7% was due to favourable foreign currency translation.

Global revenue of sports medicine repair products increased by $57m to $448m (15%), of which 10% was underlying growth and 5% favourable foreign currency translation. The repair business benefited from launch of the FAST-FIX 360 Meniscal Repair System and BIORAPTOR CURVED guide systems during the year.

Revenue in the global resection products sector increased by $21m to $303m (7%), of which 4% represents underlying revenue growth and 3% of favourable foreign currency translation. The resection franchise benefited from sales of the Group’s new DYONICS PLATINUM range of speciality blades.

Smith & Nephew Annual Report 2011

Business Review

Global Visualisation revenue reduced by $5m to $107m (-4%), of which -7% represents negative underlying growth, partially offset by 3% of favourable foreign currency translation. This decrease reflects the Group’s strategy to focus only on those capital items which are closely aligned with the core resection and repair businesses.

Underlying revenue growth for key product lines is:

	2011	2010
	%	%
Arthroscopy	7	9
Visualisation	(7)	(9)

2010

Endoscopy revenue increased by $64m, or 8%, to $855m from $791m in 2009, comprising 1% favourable currency translation and 7% underlying growth.

In the US, revenue increased by $4m to $353m (1%), all of which represents underlying growth.

Outside the US, revenue increased by $60m to $502m (14%), of which 11% was underlying growth and 3% was due to favourable foreign currency translation.

Global revenue of sports medicine repair products increased by $46m to $391m (13%), of which 11% was underlying growth and 2% favourable foreign currency translation.

Revenue in the global resection products sector increased by $17m to $282m (7%), of which 6% represents underlying revenue growth and 1% of favourable foreign currency translation. The resection franchise benefited from the introduction of a new range of radio-frequency ablation probes early in the year.

Global Visualisation revenue reduced by $9m to $112m (-7%), of which -9% represents negative underlying growth, partially offset by 2% of favourable foreign currency translation. This decrease reflects the Group’s strategy to focus only on those capital items which are closely aligned with the core resection and repair businesses.

Trading profit

2011

Trading profit increased by $22m (11%) to $222m from $200m in 2010. Trading profit margin increased from 23.3% to 23.6%. This is driven by strong sales and good cost-control.

2010

Trading profit increased by $11m (6%) to $200m from $189m in 2009. Trading profit margin decreased from 23.9% to 23.3%. This reflects the increased investment in product development and in the sales force, particularly in the US.

Operating profit

2011

Operating profit increased by $18m to $215m from $197m in 2010. This comprises the $22m increase in trading profit set out above, offset by an increase of $4m in restructuring and rationalisation costs.

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2011	2010
	$ million	$ million
Operating profit	215	197
Restructuring and rationalisation costs	6	2
Amortisation of acquisition intangibles	1	1
Trading profit	222	200

Endoscopy trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2011	2010	2009
	%	%	%
Trading profit	23	21	22
Operating profit	25	21	23

2010

Operating profit increased by $28m to $197m from $169m in 2009. This comprises the $11m increase in trading profit set out above, a reduction of $14m in amortisation of acquisition intangibles and impairments and a $3m reduction in restructuring costs.

Smith & Nephew Annual Report 2011

Business Review

Business segment reviews continued	PICO is a small portable pump, providing 7 days effective Negative Pressure Wound Therapy yet is small enough to fit discreetly into a pocket.
Advanced Wound Management

Overview

Smith & Nephew’s Advanced Wound Management business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of wounds such as burns and from invasive surgery that impact the wider population.

The Advanced Wound Management business has its global headquarters in Hull, UK and its North American headquarters in St Petersburg, Florida. The products are manufactured at facilities in Hull and Gilberdyke, UK, Suzhou in China, and also by third party manufacturers around the world.

Products

The main products within the Advanced Wound Management business are for exudate management, predominantly the ALLEVYN brand and the recently added DURAFIBER products, infection management, including the ACTICOAT brand and Negative Pressure Wound Therapy (“NPWT”).

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

NPWT delivers vacuum-assisted pressure to help promote healing. It consists of a wound dressing, a drainage tube, and a transparent film that is connected to a suction device. Smith & Nephew offers the RENASYS EZ and RENASYS GO pump systems together with a range of foam and gauze dressing kits. The NPWT range was enhanced with the introduction of PICO, the first of its kind – a fully disposable NPWT system.

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

Advanced Wound Management’s strategic focus builds from an understanding of the increasing tensions between clinical and financial imperatives – and looks for the ground that resolves them optimally. Advanced Wound Management is committed to improving wound outcomes for patients, and at the same time conserve resources for health care systems.

An aligned approach across Advanced Wound Management is designed to ensure that employees are developed and work on common objectives to deliver consistent execution of the Group’s plan.

New products

New in 2011 was the introduction of PICO, the first fully disposable NPWT system. The innovative design provides the clinical benefits of NPWT while simplifying the functionality and presentation of the product, allowing for an entirely disposable and cost effective system. The design allows greater access to therapy, reduces service and support costs, and significantly improved cost effectiveness compared to traditional NPWT therapy.

In addition, the NPWT range was enhanced with the launch of RENASYS Soft Port to improve application and administration of therapy. Further line extensions were introduced to support customer requests for broader application of therapy.

VERSAJET II (hydro-surgery debridement) was introduced as a next generation upgrade, incorporating improved ease of use and functionality to the existing system. VERSAJET II enhances the Group’s unique position in the hydro-surgical debridement market segment.

2011 saw the launch of DURAFIBER a gelling fibre dressing, which expands the footprint of the exudate management portfolio.

DURAFIBER has category leading performance and was designed to manage moderate to heavily exuding cavity wounds, working in synergy with the ALLEVYN hydrocellular dressing range.

The ALLEVYN range was further expanded with anatomically shaped dressings designed to address multiple wound sites reducing the number of products a customer needs to stock, making dressing choice simpler with the opportunity to reduce costs. This further reinforces Advanced Wound Management’s position as the supplier with the most comprehensive foam dressing solution.

Smith & Nephew Annual Report 2011

Business Review

Recent regulatory approvals

During 2011, Advanced Wound Management secured approval in US, Europe and Australia for PICO, single use Negative Pressure Wound Therapy System. In the US clearance was also gained for DURAFIBER Ag. Regulatory approvals were received in the EU and US for a range of NPWT dressing kits, including RENASYS Soft Port and the hydro-surgery debridement product, VERSAJET II.

Approval was received in Europe for a number of significant product changes including ALLEVYN Silver Non Adhesive for Germany and ACTICOAT Surgical. Pro Two, a two layer compression bandaging system was also cleared for sale.

Approval was secured in China for a number of existing marketed products – OPSITE Incise, OPSITE Flexigrid, OPSITE POST OP, ALLEVYN Thin and ALLEVYN Adhesive.

Seasonality

Due to the nature of its product range there is little seasonal impact on the Advanced Wound Management business.

Market and competition

Management estimates that the sales value of the advanced wound management segment worldwide was $5.5 billion in 2011, an underlying increase of around 3% from 2010. During 2011, the segment growth rate slowed slightly due to the weaker economic conditions. The advanced wound management market is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. The market for advanced wound versus traditional wound treatments is relatively un-penetrated and it is estimated that the potential for advanced wound management is significantly larger than the current market suggests. Management believes that the market will continue the trend towards advanced wound products with its ability to accelerate healing rates, reduce hospital stay times and cut the cost of clinician and nursing time as well as aftercare in the home.

Management estimates that Smith & Nephew had an 18% share of the advanced wound management segment as at 31 December 2011. Worldwide competitors in advanced wound management in 2011 include Convatec, Mölnlycke, Systagenix and Kinetic Concepts, who are active exclusively in the NPWT market.

Global advanced wound management competitor share (i)

%

A Smith & Nephew	18

B Kinectic Concepts	26

C Mölnlycke	11

D Convatec	9

E 3M	6

F Others	30

(i)	Competitor shares are based on estimates for selected segments and competitors, and may not be comprehensive.

Advanced Wound Management – financial performance

Revenue

2011

Revenue increased by $107m, or 12%, to $1,019m from $912m in 2010, comprising 5% favourable currency translation and 7% underlying growth. Exudate management grew in underlying terms by 2% and infection management by 4%, as targeted marketing investments in Europe delivered good returns. The Group’s NPWT portfolio has had another good year with excellent feedback since the launch of PICO during 2011. This was launched in the US during January 2012.

Underlying growth in Advanced Wound Management revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2011	2010
	%	%
Reported growth	12	8
Constant currency exchange effect	(5)	(1)
Underlying growth	7	7

In the US, revenue increased by $11m to $189m (6%), all of which is attributable to underlying revenue growth.

Outside the US, revenue increased by $96m to $830m (13%). This is represented by an underlying growth of 7% and 6% of favourable foreign currency translation. European revenue increased by $39m to $493m (9%) of which 4% was underlying growth coupled with 5% of favourable currency translation.

Smith & Nephew Annual Report 2011

Business Review

Business segment reviews continued

Advanced Wound Management continued

Underlying revenue growth for key product lines is:

	2011	2010
	%	%
Exudate management	2	2
Infection management	4	3

2010

Revenue increased by $66m, or 8%, to $912m from $846m in 2009, comprising 1% favourable currency translation and 7% underlying growth. A significant portion of the growth came from the Group’s NPWT product range, which continued to expand to offer customers a wide range of clinical options. The Exudate and Infection Management franchises continue to benefit from new products and line extensions.

In the US, revenue increased by $17m to $178m (11%), all of which is attributable to underlying revenue growth.

Outside the US, revenue increased by $49m to $734m (7%). This is represented by an underlying growth of 6% and 1% of favourable foreign currency translation. European revenue increased by $6m to $454m (1%) of which 5% was underlying growth partly offset by 4% of unfavourable currency translation.

Trading profit

2011

Trading profit increased by $14m (6%) to $247m from $233m in 2010 and trading profit margin decreased from 25.6% to 24.3%. As set out below, the comparative was assisted by a $25m settlement in respect of BlueSky. Ignoring the impact of this in the comparatives, the equivalent margin for 2010 was 22.8%. The increase in margin in 2011 is driven by the increase in underlying revenues.

2010

Trading profit increased by $73m (46%) to $233m from $160m in 2009 and trading profit margin increased from 18.9% to 25.6%. The settlement in the year with the vendors of BlueSky Medical Group, Inc. with regard to legal expenses in defending the NPWT intellectual property position increased trading profit by $25m. During the year, Advanced Wound Management also benefited from a full year’s production at the new manufacturing facility in China, reducing manufacturing costs.

Operating profit

2011

Operating profit increased by $12m to $232m. This comprises an increase in trading profit of $14m and a reduction of $1m in the amortisation of acquisition intangibles. These were offset by an increase of $3m in restructuring and rationalisation costs.

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2011	2010
	$ million	$ million
Operating profit	232	220
Restructuring and rationalisation costs	8	5
Amortisation of acquisition intangibles	7	8
Trading profit	247	233

Advanced Wound Management trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2011	2010	2009
	%	%	%
Trading profit	26	24	19
Operating profit	27	24	20

2010

Operating profit increased by $76m to $220m. This comprises the increase in trading profit of $73m and a reduction of $6m in restructuring and rationalisation costs partially offset by an increase of $3m in the amortisation of acquisition intangibles following the acquisition of Nucryst in December 2009.

Smith & Nephew Annual Report 2011

Business Review

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

For additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, can be found under “Risk factors” within the “Business Review” section on pages 16 to 18.

Information regarding the recent and longer term market growth trends is given for each of the Group’s global business units in the relevant ‘Market and competition’ sections under “Business segment reviews” on pages 30 to 40.

Smith & Nephew delivered a good revenue performance in 2011, set against a challenging market backdrop. The Group expects that the macro-economic climate will continue to influence both patient and payor behaviour and, as a result, it seems likely that tough market conditions will persist throughout the year ahead.

During 2012, the Group expects its sports medicine franchises to slightly outperform the market. It also expects to continue to grow at above the market rate in Advanced Wound Management. This will be driven by Smith & Nephew’s substantial negative pressure portfolio and a series of innovative new product releases.

Smith & Nephew expects Orthopaedic Reconstruction to grow at close to the market rate. Strong growth in the sales of premium knee implant products will continue to annualise and on-going negative metal-on-metal perceptions will affect hip implant sales.

In Orthopaedic Trauma, the Group expects the continuing 2% headwind from the reduction in royalty income in the US to lead to growth slightly below market growth.

Finally, Smith & Nephew expects to complete the transaction to create Bioventus LLC in the first half of 2012. This will be modestly earnings dilutive.

The Group delivered on its trading profit margin expectation for the last quarter of 2011 and consequently the full year Group trading profit margin was 22.5%. Smith & Nephew expects to achieve a modest increase in trading profit margin in 2012.

In August 2011, Smith & Nephew set out the five strategic priorities designed to drive the Group’s future success. Smith & Nephew is reshaping its business to deliver against these priorities. The Group is targeting structural efficiency savings of at least $150 million per annum as part of this process. The costs of achieving this are anticipated to be approximately $160 million in cash and $40 million in non-cash costs. It is expected that more than half the costs and approximately half the benefits will be achieved by the end of 2012, with the full costs and benefits being realised within three years.

From the first quarter of 2012, Smith & Nephew intends to report as two divisions, Advanced Surgical Devices global and Advanced Wound Management global. Advanced Surgical Devices global will comprise the current Orthopaedics and Endoscopy business units. This structure will provide visibility on progress in the Emerging and International Markets, as well as the performance of its product franchises in the Established Markets.

Smith & Nephew Annual Report 2011

Business Review

Sustainability Smith & Nephew’s commitment to people, the planet and sustainable profitability.

Highlights and strategy

Smith & Nephew is proud of much of its sustainability performance in 2011. The Group achieved continued improvements in its sustainability KPIs: energy, CO2, waste and water reduction and increased recycling. The employee accident rate increased 1% year-on-year.

The Group’s on-going success is also recognised by a number of highly regarded third party organisations. Smith & Nephew had another year of strong ranking in the Dow Jones Sustainability Index (“DJSI”) and FTSE4Good, achieved a top 20% ranking in the UK Carbon Reduction Commitment (“CRC”) obligation and third party verification by the Carbon Trust Standard.

Smith & Nephew constantly strives to improve its performance year-on-year. This year, the appointment of the Group’s new Chief Executive Officer, Olivier Bohuon, and the focus of the business around new strategic priorities, provided an opportunity to take a further step in defining our sustainability vision and developing multi-year targets.

Sustainability vision and strategy

Smith & Nephew has been measuring, improving and reporting its sustainability performance since 2001. During this time the Group has made good progress, and is proud of what has been achieved.

Adapting and accelerating sustainability performance is an important element of the Group’s overall business strategy. During 2011, Smith & Nephew invested considerable effort re-evaluating the fundamental issues that underpin its approach to sustainability.

Sustainability vision

“Collaborate with external and internal customers to develop efficient and innovative sustainable business solutions to help differentiate and grow the business”

Top priorities

Sustainability is a multi-faceted subject and developing an executable strategy requires focus on the issues of greatest importance to the Group. To assist with this, the Group conducted extensive consultation with a diverse array of internal and external stakeholders to obtain their insights on topics of importance. These included employees throughout the business, customers, industry peers, investor rating agencies, community partners, and sustainability thought leaders. The Group also evaluated these topics in terms of their potential impact on the business. This “materiality analysis” identified the focus areas for the sustainability strategy. Those key focus areas are outlined below.

Materiality Analysis

Strategic development

The Group is in the process of refining its strategy for sustainability and the priorities for the next five years, incorporating the materiality analysis work. The Board has actively participated in this discussion and supports the further development of Smith & Nephew’s sustainability agenda. Once the Board has agreed the priorities, they will be detailed in the 2011 Sustainability Report to be published later this year.

Smith & Nephew Annual Report 2011

Business Review

Hazardous waste – 25% Close attention to improved manufacturing processes and better sorting of waste streams
2011 Progress

Environmental, health and safety performance

In 2011, the Group accelerated the sustainability commitment by incorporating Group-wide energy, waste and water reduction best practices throughout its operations.

While the Group collects absolute performance data, in this document, data is normalised for changes related to cost of production (using 2010 as base year) to facilitate better year-on-year comparisons. 2011 performance relative to the previous year for the key sustainability parameters is illustrated in the chart below.

2011 Key Performance Indicators

Smith & Nephew is achieving continued improvements in its sustainability KPIs: energy, CO2, waste and water reduction, and recycling.

% change compared to 2010

*LTAFR – Lost time accident frequency rate

Energy consumption for the Group decreased by over 3% in 2011. This was largely attributable to a focus at all sites on energy efficiency projects and despite opening a substantial new commercial building in Memphis and additional production in the new Beijing plant.

The Group’s carbon dioxide emissions were reduced by slightly more than 1% over the previous year. This figure is calculated from both direct emissions from the combustion of fossil fuels on Smith & Nephew’s sites and secondary emissions from utility company power generation for Smith & Nephew’s energy needs. The decrease was linked directly to reduced energy consumption, but the magnitude of the decrease was less than for energy because of the composition of the energy sources – some of which are more carbon intensive than others.

The business’s total waste production in 2011 declined by nearly 4% over the previous year. This was attributable to disciplined waste reduction projects at all sites. Importantly, within the Group’s total waste stream, the hazardous waste output was 25% less than 2010, resulting from close attention to improved manufacturing processes and better sorting of waste streams. Of additional encouragement was the Group’s almost 6% increase in waste directed to recycling. As of the end of 2011, the Group is now directing almost 48% of all waste to recycling efforts.

Water consumption, while not substantial, showed a modest decline (-1%) relative to 2010 despite the opening of a significant new commercial building in Memphis.

The one area where the Group fell short in the key measures of performance was in workplace safety, after demonstrating improved performance in 2010. The Lost Time Accident Frequency Rate (“LTAFR”) increased marginally (1%) over 2010, but the numbers of days lost was higher than last year reflecting a higher accident severity. While quite a number of these accidents were related to unusually severe winter weather, the Group also experienced more accidents within its manufacturing facilities. Considering this, in the fourth quarter of 2011, the Group developed a new workplace safety training protocol that is being implemented in 2012 to help drive improved, long-term safety performance.

People

Smith & Nephew’s vision is to be the best at improving people’s lives. This vision includes its own employees. In 2011, the Smith & Nephew employee workforce included nearly 11,000 people in approximately 32 countries worldwide.

The management is firmly committed to the benefits of a diverse and balanced workforce across the Group. It appoints on merit and values diversity in its broadest sense, whilst highlighting that the percentage of women Executive Officers in the Group has increased and is now 20%. Additionally, as noted elsewhere in this Report, the Board recognises the importance of diversity. The Board is currently comprised of 20% women and the Group aspire to increase the number of women on the Board to around 25% by 2015.

During 2011, Smith & Nephew introduced a new strategy and operating model to increase its competitiveness in the face of changing economies and health care environments. The Group continues to pursue this strategy, which includes simplifying its operating model, whilst at the same time ensuring all employees are engaged in its future and success.

Smith & Nephew is committed to attracting, retaining and developing talented employees who are dedicated to its core values of Performance, Innovation and Trust. These values represent the foundation of the Group’s culture.

Smith & Nephew Annual Report 2011

Business Review

Sustainability continued

Suzhou manufacturing facility focuses on energy use reduction.

Despite working in a relatively new facility, our advanced wound product team in China is constantly exploring opportunities for continuous improvement. A wide array of energy efficiency projects including HVAC enhancements and building management protocols were established that resulted in a 27% decrease in energy used in 2011.

2011 Progress continued

We perform

Smith & Nephew and its employees set ambitious goals and seek to achieve them. The Group fosters this through a rigorous performance management process. Feedback to employees is not an “annual event” but instead an on-going discussion between supervisor and employee. Using a combination of face to face discussion and online tools, objectives are set and aligned at the beginning of each year to support the overall Group strategy, so that every employee can see the link between his or her work and the Group’s overall success. CEO Forums are held twice a year and are designed to develop key talent by providing exposure to the broader business and also the opportunity to interact with senior leadership in a small group setting. An Annual General Managers’ meeting ensures that those closest to Smith & Nephew’s markets and customers are fully engaged in the Group’s strategy and goals from the start of each year. In 2011, Smith & Nephew initiated annual CEO Awards to reward exceptional contributions to the Group’s strategy. This award is open to all employees throughout the Group below executive level.

We innovate

Smith & Nephew encourages and supports new ideas. The Group always seeks solutions to the challenges of its customers and their patients by offering valuable and effective health care products and services. This same innovation applies to Smith & Nephew’s practices to recruit, engage and develop its employees. The application process is facilitated through online application. New employees are welcomed through an online global induction program, shortening their learning curve and maximising their opportunities for success. Smith & Nephew believes diversity fuels innovation and is committed to providing equal opportunity to all employees without discrimination. This includes support of employees who are disabled or have become disabled during the course of their employment. In these cases, it is Group policy to provide continuing employment wherever practical in the same or a suitable alternative position.

Each year, Smith & Nephew conducts a comprehensive talent review to identify employees with high potential and ensure they receive the development needed for their success and also develop future leaders for critical roles. As a measure of this success the percentage of vacancies filled by internal applicants in 2011 averaged 35% (2010 – 32%). The Group’s target for all employees continues to be 40% including management positions.

We earn trust

Trust is the foundation on which Smith & Nephew is built and it is the hall-mark of its interactions with stakeholders both inside and outside the Group. A Code of Conduct defines the standards of behaviour for the Group’s employees as well as suppliers, contractors and distributors authorised to do business on the Group’s behalf. In 2011, Smith & Nephew continued to strengthen its comprehensive compliance program which includes both annual and on-going training for its employees around the world. Smith & Nephew also initiated its first global ethics and compliance survey to serve as a benchmark for on-going improvement efforts.

Smith & Nephew fosters trust through open communication and a collaborative environment where ideas are encouraged, recognised and rewarded. Formal communication channels include Group-wide and divisional newsletters and intranet platforms as well as variety of forums for open dialogue including quarterly reports from the CEO and quarterly employee meetings on the state of the Group and important initiatives.

Ensuring a healthy and safe work environment

Smith & Nephew is committed to a healthy, supportive and safe work environment for its employees. Smith & Nephew does not use any form of forced, compulsory or child labour. The Group’s global risk management process ensures that potential issues are identified and mitigated. Smith & Nephew adheres to all local and country regulations and employs a range of applicable health, safety and security measures. Smith & Nephew protects the health of its employees through work-based strategies such as safety and ergonomics, minimising the risk of work-related injury and ensuring that sufficient resources and systems are in place to address health and safety matters. The Group involves all employees in continuous improvement including applicable training, reporting and review of health and safety matters.

Measuring our progress

Smith & Nephew monitors its own internal culture through Employee Engagement Surveys. The Group uses the results of these surveys to identify areas of opportunity and develop and execute action plans to address them. Regular reporting is maintained on some key metrics of engagement. One of the key measures is the average voluntary labour turnover rate. The Group’s US and UK employee population (approximately 60% of total employees) have the most established and robust data collection processes in place.

During 2011, the voluntary labour turnover rate in these regions was 8.8%, a slight increase from 7.2% in 2010. Average involuntary labour turnover was 6.3% (2010: 5.1%), which reflects organisational changes taken as part of Smith & Nephew’s new strategy and operating model. The average voluntary turnover for employees leaving the Group within two years of joining was 3.7% for 2011, compared to 10.9% in 2010.

Smith & Nephew Annual Report 2011

Business Review

Investment in communities $14m $14m was given in support for community charitable causes, grants, sponsorships, medical education and disaster relief.	Investment in R&D $167m The Group invested $167m (2010 – $151m) in Research and Development to develop improved products and services.

Employee numbers

The average numbers of full-time equivalent employees in 2011 was 10,743, of whom 1,670 were located in the UK, 4,404 were located in the US and 4,669 were located in other countries. The Group does not employ a significant number of temporary employees.

The average number of employees for the past three years by business segment was:

	2011	2010	2009
Orthopaedics	5,280	5,045	4,853
Endoscopy	2,331	2,134	1,888
Advanced Wound Management	3,132	2,993	3,023
	10,743	10,172	9,764

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

Our communities

Smith & Nephew is committed to being a strong corporate citizen across its sphere of influence and in particular, in the communities where we work and live. This includes monetary support (cash and donated products) and support of its employees to volunteer for community causes. In 2011, Smith & Nephew’s support for community charitable causes, grants, sponsorships, medical education and disaster relief totalled $13,640,000, comprised of $9,101,000 in cash and $4,539,000 in product donations. As a matter of policy, Smith & Nephew makes no political contributions.

Smith & Nephew is committed to establishing mutually beneficial relationships with its suppliers, customers and business partners. The Group works only with partners it believes adhere to business principles and health, safety, social and environmental standards consistent with its own. In 2011, the Group commenced implementation of a formal sustainability performance questionnaire for a sub-set of its supply chain partners. The Group has also continued to promote diversity objectives through long-term relationships with local or small business enterprises and minority-owned and women-owned business enterprises.

Economic contribution

Sustainability by definition includes positive economic performance. The Group is committed to providing innovative, cost-effective healthcare solutions benefiting patients, healthcare professionals, reimbursement agencies and their patients through improved treatment, ease and speed of product use. The Group’s business policies are designed to achieve long-term growth and profits – which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Highlights for 2011 included:

–	Group revenue in 2011 amounted to $4.3 billion (2010 – $4.0 billion);
–	Smith & Nephew’s employment of nearly 11,000 people globally is a substantial economic-generator; total wages and salaries in 2011 amounted to $930m (2010 – $817m); and
–	The Group invested $167m (2010 – $151m) in Research and Development to develop improved products and services.

Looking ahead

A more complete analysis of Smith & Nephew’s 2011 sustainability performance will be included in the 2011 Sustainability Report to be published later this year.

Smith & Nephew Annual Report 2011

Corporate Governance

Chairman’s introduction to corporate governance

Sir John Buchanan Chairman

“	Smith & Nephew is a Group which takes great pride not only in what we do, but in how we do it”
46

Smith & Nephew Annual Report 2011

Corporate Governance

Dear shareholder,

Smith & Nephew is a Group which takes great pride not only in what we do, but in how we do it. The Board of Smith & Nephew is committed to this principle and leads from the top in setting a tone that we expect from all employees across the Group.

Seeking best practice in corporate governance is important to us. All Board members are active contributors to the proper and responsible way of running the Group. The Corporate Governance Statement that follows explains in technical detail how we, as a Board, comply with the corporate governance principles.

However, we feel there is value in highlighting those particular aspects of governance we have dealt with during the year. This gives our shareholders an insight into what governance means at Smith & Nephew.

Board changes

Olivier Bohuon joined the Board on 1 April 2011 and took over as Chief Executive Officer on 14 April following last year’s Annual General Meeting, when David Illingworth retired. I have paid tribute to David elsewhere in this Annual Report.

This year, at our Annual General Meeting, Rolf Stomberg will be retiring from the Board after 14 years’ service. We are truly indebted to Rolf for his enormous contribution and commitment during his time on the Board. He served as Chairman of the Remuneration Committee for 10 years, Senior Independent Director for 9 years and played a major part in the CEO succession process. We have benefited greatly from his experience and wisdom.

We were delighted to welcome Ajay Piramal to the Board in January 2012. Ajay is one of India’s most respected businessmen and brings both a wealth of global healthcare experience and, of course, expertise in the emerging markets. It is a major achievement to have attracted Ajay to Smith & Nephew.

Development of strategy

You will have read elsewhere in this Annual Report how Olivier has been redefining our strategic priorities. His work is making a positive impact on the business, our customers, the definition of our KPIs, the analysis of the risks we face and the way we choose to pay and incentivise our employees. Olivier works closely with the Board in this process. We debated the issues extensively at our Strategy Review in September, including analysing the risks that might prevent us meeting our strategic priorities.

Diversity in the Boardroom

We value the diversity of views in our Boardroom. My Board colleagues all come from different backgrounds and each brings unique capabilities and perspectives to our discussions. We have a wide geographical spread and a mix of professional backgrounds. We are committed to maintaining a diverse Board and whilst it is our expectation that 25% of the Board will be female by 2015, we will appoint on merit and value diversity in its broadest forms.

Directors’ development and effectiveness

The Board and I value the opportunity to visit our multiple locations, learning first-hand about the specific challenges our business faces in different parts of the world. Visiting our manufacturing, distribution, training or sales and marketing offices and sites gives us a more detailed perspective and interacting with our talented people stimulates ideas. The visits to Shanghai, York and Hull in 2011 gave us valuable insights into these Group operations.

The Board evaluates its own effectiveness. In 2011, Richard De Schutter, our Senior Independent Director led this evaluation process. We felt that in a year of such change, we would benefit more from an internally facilitated evaluation, with an external evaluation scheduled for 2012. The review’s conclusions are summarised on page 55.

Director independence

We value the independence of our Non-Executive Directors. It is important that the Chief Executive Officer and the Chief Financial Officer are challenged in the Boardroom, leading to wider debate and better proposals and decisions. This leads to an improved articulation of strategy and enhanced assessment of risk and opportunities.

This can only be done effectively if the Non-Executive members of the Board are prepared to ask the difficult questions, to insist on sound responses and to spend time understanding the key drivers and challenges faced by the Group. Our Non-Executive Directors do this both at formal Board meetings and, on occasion, between meetings.

We value the longevity of our long-serving members, who have a deep understanding of the Group. However, we are also mindful of our need to plan for the future and the need to refresh our Board structure. We shall continue to look for new Non-Executive Directors to ensure that we have a balanced Board with the capabilities fit for taking us into the future and its new challenges.

Ethics and Compliance

You will note that we have a specific Board Committee focused on Ethics and Compliance. This is an area of intense focus for us, given our responsibility to our healthcare customers and their patients and the close scrutiny that the industry faces from regulators. We believe that all our employees should act appropriately and ethically. We have detailed policies and training programmes in force covering all employees in all the territories in which we operate and also our third party sellers.

It is important to set the tone from the top and our Ethics and Compliance Committee therefore reviews all Group activities in this area and takes a lead in enforcing compliance and encouraging good practice.

Finally, while governance sets the vital framework, we are aware that the Board’s prime responsibility is to promote the long-term success of the Company for the benefit of customers, employees and shareholders.

Sir John Buchanan

Chairman

22 February 2012

Smith & Nephew Annual Report 2011

Corporate Governance

The Board of Directors

1 Sir John Buchanan

Chairman

Joined the Board as an Independent Non-Executive Director in 2005, appointed Chairman and Chairman of Nominations Committee in April 2006.

Sir John has broad international experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Financial Officer of BP, serving on the BP Board for six years.

Other Directorships

–  Senior Independent Director and Deputy Chairman of Vodafone Group Plc

–  Senior Independent Director of BHP Billiton Plc

–  Chairman of International Chamber of Commerce (UK) Ltd

–  Member of Advisory Board of Ondra Bank

–  Chairman of UK Trustees for the Christchurch Earthquake appeal

Board Committee Membership

–  Nominations Committee

2 Olivier Bohuon

Chief Executive Officer

Joined the Board and appointed Chief Executive Officer in April 2011.

Olivier has had extensive international experience within a number of pharmaceutical and healthcare companies. Prior to joining Smith & Nephew, he was President of Abbott Pharmaceuticals, a division of Abbott Laboratories based in the US, where he was responsible for the entire business, including R&D, Global Manufacturing and global support functions.

Other Directorships

–  Non-Executive Director of Virbac Group

Board Committee Membership

–  Nominations Committee

3 Adrian Hennah

Chief Financial Officer

Joined the Board as Chief Financial Officer in June 2006.

Adrian has had extensive financial and management experience in a number of companies including GlaxoSmithKline and Invensys, where he held the position of Chief Financial Officer. His role at Smith & Nephew is strategic as well as financial and he is responsible for driving margin performance and addressing operational improvements.

Other Directorships

–  Non-Executive Director of Reed Elsevier PLC

–  Member of Supervisory Board of Reed Elsevier NV

Board Committee Membership

–  None

4 Ian Barlow

Independent Non-Executive Director

Chairman of Audit Committee

Appointed Non-Executive Director in March 2010 and Chairman of Audit Committee in May 2010.

Ian is a Chartered Accountant and has had extensive financial experience both internationally and in the UK. Prior to his retirement in 2008, he was Senior Partner, London at KPMG and previously Head of their UK tax and legal operations. During his career with KPMG, he acted as Lead Partner for many large international organisations operating extensively in North America, Europe and Asia.

Other Directorships

–  Chairman of WSP Group plc

–  Non-Executive Director and Chairman of the Audit Committee of the PA Consulting Group

–  Non-Executive Director and Chairman of the Audit Committee of Brunner Investment Trust

–  Chairman of The Racecourse Association

–  Non-Executive Director of the Board of Her Majesty’s Revenue and Customs

Board Committee Membership

–  Audit Committee

5 Geneviève Berger

Independent Non-Executive Director

Appointed Non-Executive Director in March 2010.

Geneviève is a scientist with a PhD in Physics and Biology as well as being an MD, and has held a number of senior business roles as Chairman of the Health Advisory Board for the European Commission and Professor at the University of Paris, Le Pitié-Sapêtrière Teaching Hospital and Director General of the French Centre National de La Recherche Scientifique. She is currently, Chief Research & Development Officer at Unilever plc and NV which she originally joined as a Non-Executive Director.

Other Directorships

–  None

Board Committee Membership

–  Ethics & Compliance Committee

6 Richard De Schutter

Senior Independent Non-Executive Director

Appointed Non-Executive Director in January 2001 and Senior Independent Director in April 2011.

Richard has had extensive US corporate experience at Chief Executive and Chairman level in a number of major corporations with primarily a scientific, chemical, engineering or pharmaceutical focus including GD Searle, Monsanto, Pharmacia Corporation and DuPont Pharmaceuticals.

Other Directorships

–  Non-Executive Chairman of Incyte Corporation

–  Non-Executive Director of Navicure Inc

–  Non-Executive Director of Sprout Pharmaceuticals

Board Committee Membership

–  Nominations Committee

–  Audit Committee

–  Ethics & Compliance Committee

–  Remuneration Committee

Smith & Nephew Annual Report 2011

Corporate Governance

7 Pamela Kirby

Independent Non-Executive Director

Chairman of the Ethics &

Compliance Committee

Appointed Non-Executive Director in March 2002 and Chairman of Ethics and Compliance Committee in April 2011.

Pamela has extensive commercial and product development experience within the international pharmaceutical and healthcare industry. Her last executive position was Chief Executive of Quintiles Transnational Corp in the USA, having previously held senior positions in various pharmaceutical companies including AstraZeneca and F. Hoffmann- La Roche. She is now a Non-Executive Director of a number of international companies.

Other Directorships

–  Non-Executive Chairman of Scynexis Inc.

–  Non-Executive Director of Informa plc

–  Non-Executive Director of Victrex plc

–  Non-Executive Member of the Board of Simmons & Simmons LLP

Board Committee Membership

–  Ethics & Compliance Committee

–  Remuneration Committee

8 Brian Larcombe

Independent Non-Executive Director

Appointed Non-Executive Director in March 2002.

Brian spent his career in private equity with 3i Group. After leading the UK investment business for a number of years, he became Finance Director and then Chief Executive of the Group following its flotation. He is well known in the City and has held a number of Non-Executive Directorships.

Other Directorships

–  Non-Executive Director of gategroup Holdings AG

–  Non-Executive Director of Incisive Media Holdings Limited

Board Committee Membership

–  Audit Committee

–  Remuneration Committee

9 Joseph Papa

Independent Non-Executive Director

Chairman of the Remuneration Committee

Appointed Non-Executive Director in August 2008 and Chairman of Remuneration Committee in April 2011.

Joseph has had nearly 30 years’ experience in the pharmaceutical industry working for a number of companies both in the US and Switzerland. He is now Chairman and Chief Executive of Perrigo, one of the largest over the counter pharmaceutical companies in the US, having held senior positions at Novartis, Cardinal Health Inc. and Pharmacia.

Other Directorships

–  Chairman and Chief Executive of Perrigo Company

Board Committee Membership

–  Remuneration Committee

–  Audit Committee

–  Ethics and Compliance Committee

10 Ajay Piramal

Independent Non-Executive Director

Appointed Non-Executive Director in January 2012.

Ajay is one of India’s most respected businessmen. He enabled the Piramal Group to transform from a textile centric group to a $2.0bn conglomerate in diversified areas. He has extensive industry and market knowledge and international experience particularly in India and China. He has held a number of global healthcare leadership positions in both India and internationally.

Other Directorships

–  Chairman of Piramal Healthcare, Piramal Glass, Allergan India Limited, IndiaREIT fund advisors and IndiaVentures Advisors

–  Chairman of Board of Governors of Indian Institute of technology, Indore

–  Member of Board of Dean’s Advisors at Harvard Business School

–  Chairman of Pratham India

Board Committee Membership

–  None

11 Rolf Stomberg

Independent Non-Executive Director

Appointed Non-Executive Director in 1998. Retiring from the board following the Annual General Meeting on 14 April 2012.

Rolf has a wide board experience within a range of diverse international industries. He held a number of leadership positions at BP over a number of years until his retirement in 1997, when he was Chief Executive Officer of BP Oil and a member of the BP Board. He is now a Non-Executive Director of a number of international companies.

Other Directorships

–  Chairman of Lanxess AG

–  Non-Executive Director of Hoyer GmbH,

–  Non-Executive Director of Biesterfeld AG

–  Non-Executive Director of Severstal OAU

–  Non-Executive Director of Ruspetro Plc

Board Committee Membership

–  Nominations Committee

–  Audit Committee

–  Remuneration Committee

12 Susan Henderson

Company Secretary

Appointed Company Secretary in May 2009.

Susan has nearly 30 years’ experience as a company secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered Board support, corporate governance, corporate transactions, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is a member of the GC100 Group Executive Committee and the CBI Companies Committee and is a frequent speaker on corporate governance related matters.

Smith & Nephew Annual Report 2011

Corporate Governance

Executive Officers

Olivier Bohuon is supported in the day-to-day management of the Group by a strong team of Executive Officers:

Mike Frazzette

President, Advanced Surgical Devices

Joined Smith & Nephew in July 2006 as President of the Endoscopy business. Since July 2011, he has headed up our Advanced Surgical Devices division and is responsible for the Orthopaedic, Trauma and Endoscopy business in Established Markets. He is based in Andover, Massachusetts.

Previous Experience

Mike has held a number of senior positions within the US medical devices industry. He was President and Chief Executive Officer of Micro Group, a US manufacturer of medical devices and spent 15 years at Tyco Healthcare becoming President of each of the Patient Care and Health Systems divisions.

Mark Augusti

President, Clinical Therapies/Biologics

Joined Smith & Nephew in 2003 and since January 2008, has led the Clinical Therapies and Biologics businesses. He is based in Raleigh, North Carolina. He will leave the Group on completion of the Clinical Therapies disposal announced on 4 January 2012.

Previous Experience

Mark has held a number of senior positions within the Orthopaedics and Biologics businesses of Smith & Nephew. Prior to joining Smith & Nephew, he worked for GE Medical Systems in the US and Asia. Mark is also a Non-Executive Director of Hutchinson Technology Inc.

Helen Maye

Head of Group Human Resources

Joined Smith & Nephew in July 2011. She is based in London and leads the Global Human Resources and Internal Communications functions.

Previous Experience

Helen has more than 30 years’ experience across a variety of international and global roles in medical devices and pharmaceuticals, including manufacturing, supply chain and human resources. Previously, she was Divisional Vice President of Human Resources at Abbott Laboratories.

50
Smith & Nephew Annual Report 2011

Corporate Governance

Roger Teasdale

President, Advanced Wound Management

Joined Smith & Nephew in 1989 within the Wound Management business. He was appointed President of Advanced Wound Management in May 2009. He is based in Hull.

Previous Experience

Roger has held a number of key roles within the Smith & Nephew Group in both the UK and the US and has been responsible for leading the transformation of the wound business in recent years.

Francisco Canal Vega

President, Emerging Markets

Joined Smith & Nephew in January 2012. He is based in Dubai and leads the Emerging Markets division, focusing particularly on achieving market leading growth in Brazil, Russia, China and India.

Previous Experience

Francisco has held senior management positions in global companies including Gambro AB, Excelsior and Baxter International and has lived and worked in many countries including China, Japan, US and Spain. Francisco was also formerly a Board Member of EUCOMED.

Kelvin Johnson

President, International Markets

Joined Smith & Nephew in 1980 and was appointed to lead the International Markets division, covering all countries outside the Established and Emerging Markets in 2011. He is based in Dubai.

Previous Experience

Kelvin has held a number of key international roles with Smith & Nephew, firstly in South Africa and then leading the Emerging Market strategy. He has spent some time leading the Group’s increased focus in China.

Ros Rivaz

Chief Technology Officer

Joined Smith & Nephew in November 2011. She is responsible for global operations, IT systems, Corporate Sustainability and Regulatory and Quality Affairs and is focused on improving efficiency in Smith & Nephew’s processes. Ros is based in London.

Previous Experience

Ros has held senior management positions in global companies in the areas of supply chain management, logistics, manufacturing, procurement and systems, including, Imperial Chemical Industries, Tate & Lyle, Diageo and Premier Foods. She has 30 years’ experience across all areas of operational excellence.

Gordon Howe

Senior Vice President,

Global Planning and Development

Joined Smith & Nephew in 1998 and, since August 2007, has headed up the Global Planning and Business Development teams. He is based in Memphis, Tennessee.

Previous Experience

Gordon has held a number of senior management positions within the Smith & Nephew Group firstly in the Orthopaedics division and more recently at Group Level. Prior to joining the Company, he held senior roles at United Technologies Corporation.

Jack Campo

Chief Legal Officer

Joined Smith & Nephew in June 2008 and heads up the Global Legal function. Since late 2011 he has been based in Andover, Massachusetts.

Previous Experience

Prior to joining Smith & Nephew, Jack held a number of senior legal roles within the General Electric Company including 7 years at GE Healthcare (GE Medical Systems) in the US and Asia.

Smith & Nephew Annual Report 2011

Corporate Governance

Corporate Governance Statement

Compliance Statement

We are committed to the highest standards of corporate governance and comply with all the provisions of the UK Corporate Governance Code (“the Code”). The Company’s American Depositary Shares are listed on the NYSE and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the SEC applicable to foreign private issuers. We comply with the requirements of the SEC and NYSE except that the Nominations Committee is not comprised wholly of independent Directors, as required by the NYSE, but consists of a majority of independent Directors in accordance with the Code. We shall explain in this Corporate Governance Statement and in the Directors’ Remuneration Report how we have applied the provisions and principles of the FSA Listing Rules, the Disclosure & Transparency Rules (“DTR”), and the Code throughout the year.

Board

The Board is responsible for determining the strategy of the Chief Executive Officer and his Executive team implement that strategy. The chart on the next page gives more detail about the structure of the Board, the matters we deal with and the key activities we undertook in 2011.

Roles of Directors

Whilst we all share collective responsibility for the activities of the Board, some of our roles have been defined in greater detail. In particular, the roles and responsibilities of the Chairman and Chief Executive Officer are clearly defined.

Chairman

–   Building a well balanced Board

–   Chairing Board meetings and setting Board agenda

–   Ensuring effectiveness of the Board and ensuring annual review undertaken

–   Encouraging constructive challenge and facilitating effective communication in the Board

–   Promoting effective Board relationships

–   Ensuring appropriate induction and development programmes

–   Ensuring effective two way communication and debate with shareholders

–   Setting the tone at the top with regard to compliance and sustainability matters

–   Promoting high standards of corporate governance

–   Maintaining appropriate balance between stakeholders

Chief Executive Officer

–   Developing and implementing Group strategy

–   Recommending the annual budget and five year strategic and financial plan

–   Ensuring coherent leadership of the Group

–   Managing the Group’s risk profile and establishing effective internal controls

–   Regularly reviewing organisational structure, developing executive team and planning for succession

–   Ensuring the Chairman and Board are kept advised and up to date regarding key matters

–   Maintaining relationships with shareholders and advising the board accordingly

–   Setting the tone at the top with regard to compliance and sustainability matters

The Non-Executive Directors meet regularly prior to each Board meeting without management in attendance. The roles of Non-Executive Directors and in particular the Senior Independent Non- Executive Director are defined as follows:

Non-Executive Directors
– Providing effective challenge to management – Assist in development of strategy – Serve on the Board Committees

Senior Independent Non-Executive Director

–   Chairing meetings in the absence of the Chairman

–   Acting as sounding board for the Chairman on Board related matters

–   Acting as an intermediary for the other Directors where necessary

–   Available to shareholders on matters which cannot otherwise be resolved

–   Leading annual evaluation into the Board’s effectiveness

–   Leading search for a new Chairman, as necessary

Independence of Non-Executive Directors

We are sensitive to the need for our Non-Executive Directors to remain independent from management in order to exercise our independent oversight and effectively challenge management as necessary. The Board has determined that all Non-Executive Directors are independent in accordance with both UK and US requirements. None of our Non-Executive Directors or their immediate families has ever had a material relationship with the Group either directly as an employee or as a partner, shareholder or officer of an organisation that has a relationship with the Group. None of them receive additional remuneration apart from Directors’ fees, nor do they participate in the Group’s share option plans, performance related pay schemes or pension schemes. Nor do they serve as Directors of any companies or affiliates in which any other Director is a Director.

Now that Olivier Bohuon has settled into his new role and we are beginning to implement our new strategy, we are in a position to analyse the appropriate Board balance and structure for the future. We know that we will need different skills and experiences and, in particular, we would like to have a greater representation from Emerging Markets, which is a key Strategic Priority for us. The appointment of Ajay Piramal at the beginning of 2012 goes some way towards achieving this.

Rolf Stomberg has served on the Board for 14 years and will be retiring from the Board following this year’s Annual General Meeting. We are continuing to look for suitable Non-Executive Directors and, in due course, other longer serving Directors will step down.

52
Smith & Nephew Annual Report 2011

Corporate Governance

Board Membership

Non-Executive Chairman Sir John Buchanan

Chief Executive Officer Olivier Bohuon (appointed on 1 April 2011)

Chief Financial Officer Adrian Hennah

8 Independent Non-Executive Directors

–   Richard De Schutter (Senior Independent Director)

–   Ian Barlow

–   Geneviève Berger

–   Pamela Kirby

–   Brian Larcombe

–   Joseph Papa

–   Ajay Piramal (appointed 1 January 2012)

–   Rolf Stomberg (to retire on 12 April 2012)

(David Illingworth retired as Chief Executive on 14 April 2011)

Role of the Board as set out in the schedule of matters reserved to the Board

Strategy

Approving the Group strategy including major changes to corporate and management structure, acquisitions, mergers, disposals, capital transactions over $10m, annual budget, financial plan, business plan, major borrowings and finance and banking arrangements

Approving changes to the size and structure of the Board, overseeing succession planning and the appointment and removal of Directors and the Company Secretary

Approving Group polices relating to corporate social responsibility, health and safety, Code of Conduct and Code of Share Dealing and other matters

Performance

Reviewing performance against strategy, budgets and financial and business plans

Overseeing Group operations and maintaining a sound system of internal control

Determining dividend policy and dividend recommendations

Approving the appointment and removal of the auditors and other professional advisors and approving significant changes to accounting policies or practices

Approving the use of the Company’s shares in relation to employee and executive incentive plans

Risk
Determining risk appetite, regularly reviewing risk register and risk management processes
Shareholder Communications

Approving preliminary announcement of annual results, annual report, half yearly report, quarterly interim management statements, the release of price sensitive announcements and any listing particulars, circulars or prospectuses

Maintaining relationships and continued engagement with shareholders

Key activities in 2011 (in addition to regular annual activities)

–   Appointment of Olivier Bohuon as Chief Executive Officer

–   Approval of new strategy and updated organisational structure

–   Approval of risk management programme

–   Approval of five year plan

–   Review of effectiveness of Board

–   Review of on-going Board composition

–   9 Scheduled meetings

–   3 Telephone Update Calls

–   4 Day Strategy Review and visit to our China operations

–   2 Day visit to our York and Hull operations

53
Smith & Nephew Annual Report 2011

Corporate Governance

Corporate Governance Statement continued

Board and Committee attendance

The table below details attendance of Directors at Board and Committee meetings held throughout the year:

	Board 9 meetings	Remuneration Committee 4 meetings	Audit Committee 6 meetings	Nominations Committee 4 meetings	Ethics and Compliance Committee 4 meetings
Sir John Buchanan	9	–	–	4	–
Olivier Bohuon (i)	7	–	3	–
David J. Illingworth (ii)	3	–	–	1	–
Adrian Hennah	9	–	–	–	–
Ian Barlow	9	–	6	–	–
Geneviève B. Berger (iii, iv)	8	–	–	–	2
Pamela J. Kirby	9	4	–	–	4
Brian Larcombe	9	4	6	–	–
Joseph C. Papa	9	4	6	–	4
Richard De Schutter	9	4	6	4	4
Rolf W. H. Stomberg	9	4	6	4	–

(i)	Appointed to the Board on 1 April 2011.

(ii)	Retired from the Board on 14 April 2011.

(iii)	Appointed to the Ethics and Compliance Committee on 14 April 2011.

(iv)	Attended all scheduled meetings and was unable to attend some meetings arranged at short notice because of prior commitments.

From time to time Directors also attend Committee meetings at the invitation of the Committee Chairman, even if they are not members of the Committee, in order to gain a better understanding of the activities of that Committee.

Board development programme

In 2011, the Board development programme focused on continuing to increase our understanding of the business and markets in which the Group operates. Throughout the year, we receive regular updates from our business operations across the world. It is however very much more real to visit these operations, to view the processes and to meet the people running and working in the businesses. This gives us an in-depth understanding of the opportunities and challenges employees face on a daily basis and helps to inform our decisions. Meeting our key employees around the world also helps us with succession planning.

We have commenced an induction programme for Ajay Piramal who joined the Board on 1 January 2012. He has received a briefing on the responsibilities and duties of a Director of a UK Listed company as well as a number of key corporate documents. A programme of events is being planned for his first visit to London as a member of our Board, when he will meet with senior employees and have the opportunity to visit some of our key UK locations.

Month	Activity
September	Visit to Advanced Wound Management Factory in Suzhou, China
Visit to Emerging Markets Head Office in Shanghai, China
Presentation on the opportunities and challenges of doing business in China
Presentation on the challenges of developing a Strategy in emerging markets
November	Visit to Surgical Skills Centre in York
Visit to Advanced Wound Manufacturing factory and Head Office in Hull

54
Smith & Nephew Annual Report 2011

Corporate Governance

Board evaluation

Towards the end of 2011, Richard De Schutter, the Senior Independent Director led a review into the effectiveness of the Board and its Committees as a whole as well as reviewing individual contributors. He asked us to complete an online questionnaire and then interviewed each of us individually. With the appointment of a new Chief Executive Officer during the year and the subsequent development of the updated Strategic Priorities and organisational structure, we felt that it would be more beneficial to use an external facilitator for our effectiveness review in 2012, once some of the changes have had time to settle. Richard De Schutter reported back to us on his findings, which we discussed in detail in February 2012.

The review concluded that the Board works effectively and has an appropriate balance of experience and skills. Non-Executive Directors particularly valued receiving regular reports from Olivier Bohuon between meetings and having meetings with myself without management present prior to each Board meeting. We were also satisfied with the positive start made by Olivier Bohuon as Chief Executive Officer and welcomed the progress he was making in implementing the new strategy and in building a strong team.

We identified certain areas for continued improvement throughout 2012:

Ensuring that we spend more time in Board meetings on key strategic issues and not allowing time to be spent on operational matters that impact that priority
Implementing a more streamlined process for the appointment of Non-Executive Directors
Gaining a better understanding of succession planning below Board level
Taking more time to review our competitors and their strategies better
Reviewing our past decisions on a systematic basis

Company Secretary and Independent Advice

The Company Secretary, Susan Henderson, is responsible to the Board for ensuring that we comply with all corporate governance requirements and are kept updated on our responsibilities. We all have access to her, individually and collectively.

We may also, from time to time, obtain independent professional advice, at the Company’s expense, if we judge it necessary in order to fulfil our responsibilities as Directors. If we are unable to attend a Board meeting or Board Committee meeting, we ensure that we are familiar with the matters to be discussed and make our views known to the Chairman or the Chairman of the relevant Committee prior to the meeting.

Management of Conflicts of Interest

None of us nor our connected persons has any family relationship with any other Director or officer nor has a material interest in any contract to which the Company or any of its subsidiaries are or were a party during the year or up to 21 February 2012.

Each of us has a duty under the Companies Act 2006 to avoid a situation in which we have or may have a direct or indirect interest that conflicts or possibly may conflict with the interests of the Company. This duty is in addition to the existing duty that we owe to the Company to disclose to the Board any transaction or arrangement under consideration by the Company. If we become aware of any situation which may give rise to a conflict of interest, we inform the rest of the Board immediately and the Board is then permitted under the articles of association to authorise such conflict. The information is recorded in the Company’s Register of Conflicts together with the date on which authorisation was given. In addition, we certify, on an annual basis, that the information contained in the Register is correct.

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are able to participate in the discussion and a conflict is only authorised if we believe that it would not have an impact on our ability to promote the Company’s success in the long-term. Additionally, we may, as a Board determine that certain limits or conditions must be imposed when giving authorisation. We have identified no actual conflicts which have required approval by the Board. We have, however, identified seven situations which could potentially give rise to a conflict and these have been duly approved by the Board and are reviewed on an annual basis.

Re-appointment of Directors

In accordance with the Code, with effect from the Annual General Meeting held in 2011, all Directors, including Ajay Piramal who was appointed on 1 January 2012, offer ourselves to shareholders for re-election annually. In 2012 Rolf Stomberg will be retiring from the Board and will not offer himself for re-election as noted previously. Retiring Directors retain office until the conclusion of the Annual General Meeting. In addition, each Director may be removed at any time by the Board or the shareholders.

55
Smith & Nephew Annual Report 2011

Corporate Governance

Corporate Governance Statement continued

Directors’ Indemnity Arrangements

Each Director is covered by appropriate directors and officers liability insurance and there are also Deeds of Indemnity in place between the Company and each Director. These Deeds of Indemnity mean that the Company indemnifies Directors in respect of any proceedings brought by third parties against them personally in their capacity as Directors of the Company. The Company would also fund on-going costs in defending a legal action as they are incurred rather than after judgement has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company.

Liaison with shareholders

The Executive Directors meet regularly with investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2011, the Executive Directors held meetings with institutional investors, including investors representing approximately 47% of the share capital as at December 2011.

As part of this programme of investor meetings, during 2011, as Chairman of the Company, I met with investors representing 13.5% of the share capital. Over the last three years, I have met investors representing in aggregate 22.8% of the share capital. Also during 2011, Joseph Papa met with shareholders holding 14.3% of the share capital to discuss remuneration policies and plans and to introduce himself as the new Chairman of the Remuneration Committee.

We receive a short report at every Board meeting reviewing our major shareholders and any significant changes in their holdings since the previous meeting. Olivier Bohuon and Adrian Hennah routinely advise us of any concerns or issues that shareholders have raised with them in their meetings. We also receive copies of analysts’ reports on the Company and our peers between Board meetings.

The Company’s website (www.smith-nephew.com) contains information of interest to both institutional investors and private shareholders, including financial information and webcasts of the results presentations to analysts for each quarter, as well as specific information for private shareholders relating to the management of their shareholding.

Share capital

As at 21 February 2012, the Company’s total issued share capital with voting rights consisted of 895,845,540 Ordinary Shares of 20 US cents each. 60,322,610 Ordinary Shares are held in treasury and are not included in the above figure.

As at 21 February 2012, notification had been received from the undernoted investors under the DTR in respect of interests in 3% or more of the issued Ordinary Shares with voting rights of the Company.

	Number of Shares	%
Invesco	44,901,016	5.02
BlackRock, Inc.	44,811,205	5.02
Newton Investment Management Limited	44,337,465	4.98
Legal and General Group plc	35,675,739	3.99

In addition to the above the Company is aware that Walter Scott & Partners Limited hold approximately 38m Ordinary Shares (4.2%). Otherwise, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Dividend

The Board has proposed a final dividend of 10.80 US cents per share which, together with the interim dividend of 6.60 US cents, makes a total for 2011 of 17.40 US cents. The final dividend is expected to be paid, subject to shareholder approval, on 9 May 2012 to shareholders on the register of Members at the close of business on 20 April 2012.

Annual General Meeting

The Company’s Annual General Meeting is to be held on 12 April 2012 at 2pm at The Royal Society, 6-9 Carlton House Terrace, London, SW1Y 5AG. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting, as appropriate.

Code of Ethics for senior financial officers

We have adopted a Code of Ethics for senior financial officers, which is available on the Group’s website (www.smith-nephew.com) and on request. This applies to the Chief Executive Officer, Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2011 or up until 21 February 2012.

56
Smith & Nephew Annual Report 2011

Corporate Governance

Evaluation of internal controls procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

We, as a Board, are responsible overall for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. We have delegated responsibility for the review of financial, ethical compliance and quality management systems controls to the Audit Committee, which reviews the internal control process, on an annual basis and evaluates its effectiveness to ensure that it remains robust and to identify any control weaknesses. The latest review covered the financial year to 31 December 2011 and included the period up to the approval of this Annual Report. The main elements of this annual review are as follows:

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2011. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 22 February 2012 that the disclosure controls and procedures were effective as at 31 December 2011.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2011 in accordance with the requirements in the US under s404 of the Sarbanes-Oxley Act. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on their assessment, management concluded and reported that, as at 31 December 2011, the Group’s internal control over financial reporting is effective based on those criteria.
Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.
Ernst & Young LLP, an independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as of 31 December 2011. This report appears on page 83.
There is an established system of internal control throughout the Group and our divisions. The main elements of the internal control framework are as follows:
The management of each Division is responsible for the establishment and review of effective internal financial controls within their Division.
The Group Finance Manual sets out, amongst other things, financial and accounting policies and minimum internal financial control standards.
The Internal Audit function agrees an annual work plan and scope of work with the Audit Committee.
The Audit Committee reviewed reports from the internal auditors on their findings on internal financial controls.
The Audit Committee reviews the Group Whistleblower procedures.
The Audit Committee reviews regular reports from the Group Financial Controller and the Taxation and Treasury functions.

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitations, our internal controls over financial reporting may not prevent or detect all mis-statements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. This process complies with the Turnbull working party guidance, revised October 2005 and additionally contributes to our compliance with the obligations under the Sarbanes-Oxley Act 2002 and other internal assurance activities. There has been no change in the Group’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Principal accountant fees and services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2011 $ million	2010 $ million
Audit	3	3
Audit related fees	–	–
Tax	2	2
Other	–	–
	5	5

Audit fees include fees associated with the annual audit and local statutory audits required internationally. A more detailed breakdown of audit fees may be found in Note 3 of the Notes to the Group accounts.

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

Directors’ Report

The Directors’ Report includes the following sections; “Business Review” (pages 14 to 45), “Corporate Governance” (pages 46 to 76) and “Investor Information” (pages 137 to 150).

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0) 20 7401 7646. Website: www.smith-nephew.com.

57
Smith & Nephew Annual Report 2011

Corporate Governance

Corporate Governance Statement continued

Committees of the Board

We delegate some of the Board’s detailed work to four Committees. Each of these has their own terms of reference, which may be found on the Group’s website at www.smith-nephew.com. The Company Secretary or her designate is secretary to each of the Committees. The Chairman of each Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board.

Audit Committee

Ian Barlow

Membership – Ian Barlow (Chairman) (Independent and financial expert) – Brian Larcombe (Independent) – Joseph Papa (Independent) – Richard De Schutter (Independent) – Rolf Stomberg (Independent)
Six Meetings

Main Responsibilities

–   Ensure Integrity of financial statements, reviewing significant financial reporting judgments and compliance with accounting standards, policies and practices ensuring compliance with UK and US statutory requirements

–   Monitor announcements relating to Group’s financial performance

–   Monitor effectiveness of internal controls and compliance with s404 Sarbanes Oxley

–   Review operation of Group’s risk management processes and the control environment mitigating compliance and quality management system risk

–   Recommend the re-appointment of the external auditors, monitor and review their performance, and the effectiveness of the audit process

–   Receive reports on fraud and whistleblowing

–   Agree internal audit plans and review internal audit reports

–   Monitor the effectiveness of the internal audit function

Key Activities in 2011 (in addition to main responsibilities)

–   Reviewed plans for reformatting the Annual Report

–   Reviewed the risk management process

–   Assumed responsibility for the review of the audit of Quality Management Systems

–   Considered the management of strategic risk by the Tax function

–   Reviewed the operations of the Disclosures Committee

–   Received and considered a report from the Treasury function

–   Received and considered an external report on the effectiveness of the internal audit function

Remuneration Committee

Joseph Papa

Membership – Joseph Papa (Chairman) (Independent) – Brian Larcombe (Independent) – Pamela Kirby (Independent) – Richard De Schutter (Independent) – Rolf Stomberg (Independent)
Four Meetings Three matters agreed by written resolution

Main Responsibilities

–   Determine remuneration policy for Executive Directors and senior executives

–   Approve individual remuneration packages for Executive Directors and Executive Officers at least annually and any major changes to individual packages throughout the year

–   Determine the use of long-term incentive plans and oversee the use of shares in all executive and employee plans

–   Approve appropriate performance measures for short-term and long-term incentive plans for Executive Directors and senior executives

–   Determine pay-outs under short-term and long-term incentive plans for Executive Directors and senior executives

–   Approve Directors’ Remuneration Report ensuring compliance with related governance provisions

–   Maintain constructive engagement on remuneration issues with shareholders

–   Have regard to remuneration policies and practices across the Group

Key Activities in 2011 (in addition to main responsibilities)

–   Approved package for incoming Chief Executive Officer and retirement arrangements for outgoing Chief Executive

–   Approved joining and leaving packages for all direct reports to Chief Executive Officer

–   Undertook comprehensive review of remuneration arrangements for top 70 senior executives to align remuneration with the updated Group strategy

–   Undertook engagement programme with major shareholders to explain new remuneration arrangements

58
Smith & Nephew Annual Report 2011

Corporate Governance

Ethics & Compliance Committee

Pamela Kirby

Membership – Pamela Kirby (Chairman) (Independent) – Joseph Papa (Independent) – Richard De Schutter (Independent) – Geneviève Berger (Independent)
Four Meetings

Main Responsibilities

–   Review ethics and compliance programmes

–   Review policies and training programmes

–   Review compliance performance based on monitoring auditing and investigations data

–   Review hotline issues and calls

–   Review Group’s internal and external communications relating to ethical and compliance issues

–   Review external developments and compliance activities

–   Receive reports from the Executive ethics and compliance meetings and from the Chief Compliance Officer and the Chief Legal Officer

Key Activities in 2011 (in addition to main responsibilities)

–   Reviewed implications of UK Bribery Act and approved updates to processes as appropriate

–   Reviewed updates on compliance programme for distributors

–   Reviewed internal reports into the effectiveness of our compliance arrangements in China

Nominations Committee

Sir John Buchanan

Membership – Sir John Buchanan (Chairman) (Independent on appointment) – Olivier Bohuon – Richard De Schutter (Independent) – Rolf Stomberg (Independent)
Four Meetings One matter agreed by written resolution
Main Responsibilities – Review size and composition of Board – Oversee Board succession plans – Recommend Director appointments

Key Activities in 2011 (in addition to main responsibilities)

–   Undertook the search for a new Chief Executive Officer and recommended the appointment of Olivier Bohuon

–   Reviewed and updated the parameters for the search for additional Non-Executive Directors. Recommended changes to the composition and chairmanship of Board Committees

–   Recommended the appointment of Ajay Piramal as Non-Executive Director

–   Considered the implications of the Davies Report and revised policy on building a diverse Board

–   Reviewed our use of search firms

59
Smith & Nephew Annual Report 2011

Corporate Governance

Corporate Governance Statement continued

Audit Committee

Dear shareholder,

I am pleased to present my report on the activities of the Audit Committee in 2011. The membership and the principal duties of the Committee are set out in the table on page 58 of this report.

The members are all independent Directors and bring relevant expertise to the committee from their current or prior roles as Chief Executives of substantial businesses both in the UK and USA and from their roles as Non-Executive Directors at other corporations. I myself am the designated finance expert being a Chartered Accountant and former senior partner at KPMG UK, retiring in 2008.

In addition to the usual matters, which fall to the Audit Committee, such as approving the financial results for the year, half year and the quarterly interim management statements and the review of applicable accounting policies and going concern assumptions, the Audit Committee reviewed a number of topics during 2011.

Review of format of Annual Report

As you will have noticed, we undertook a thorough review of the style and format of the Annual Report during 2011. We wanted to present our Group to you in a clearer more user friendly manner, so that you could find your way more easily around the document to the information you need. We have explained our Strategic Priorities and their relation to our Key Performance Indicators, risk and remuneration policies. We have included more tables, charts and pictures and adopted a more personal style in explaining our approach to governance. We are mindful of proposals from the Department of Business Innovation And Skills regarding Narrative Reporting and regard the work done in refocusing the Annual Report this year, as being a good base on which to build the report of the future.

Review of accounting policies

As noted we reviewed and concluded on the appropriateness of the Group’s principal accounting policies, practices and accounting judgments concentrating on the critical accounting policies requiring management’s judgement, namely the valuation of inventory, review of the carrying value of goodwill, intangible and tangible assets and the valuation of retirement benefits, contingencies and provisions.

Compliance

We reviewed compliance with accounting standards, accounting policies and practices, accounting and reporting issues, going concern assumptions and the UK Corporate Governance Code and section 404 of the Sarbanes Oxley Act. No concerns were raised with us in 2011 about possible improprieties in matters of financial reporting or other matters.

Review of Internal Audit function

We reviewed the Internal Audit function, its programme of work and its resourcing requirements, specifically in the area of internal controls over financial reporting, ethical compliance, quality management systems (see below), assessing the effectiveness of the risk management process and the prevention and detection of fraud. We were assisted in this by an external review carried out by PricewaterhouseCoopers. This concluded that the internal audit function was effective and respected across the Group having adapted successfully to an expanding remit to address the changing needs of the business.

Quality Management Systems audit

In 2010, our Internal Audit function assumed responsibility for the review of our quality management systems, for our systems that monitor our manufacturing activities for compliance with standards set by regulatory authorities, including the FDA in the US, the MHRA in the UK and other comparable bodies worldwide. We continued to review the work of the Internal Audit function in this area in 2011. This work included monitoring controls that mitigate quality management system risk.

Review of risk management process

We examined and updated the way we manage risk within the organisation and undertook a mapping exercise to link the key risks identified within our businesses with the key risks identified by the Board at our Strategy Review. We then linked these risks back to our

Strategic Priorities and identified the mitigating action in place to control these risks. This will assist the Board and senior management to concentrate on the key strategic risks and their management faced by the Group. These are both downside risks (something going wrong) and upside risk (missed opportunities).

We continued to review the Group’s approach to internal financial control and the operation of the risk management process. We also evaluated the effectiveness of the Group’s systems to identify and manage material risks.

Receipt of functional reports

During the year, we received reports from the Tax and Treasury functions including how they manage risk.

Review of the work of the external auditors

We assessed the performance of Ernst & Young, our external auditors. This was done throughout the year through review of their regular reports on the scope and outcomes of their work. These reports included accounting matters, governance and control and accounting developments. In addition we utilised formal year-end feedback from all our operating units as a result of which we asked for improvements to be made in two operating locations. We reviewed the inspection reports from the Auditor Oversight Boards in the UK and the US. We also ensured that the audit-related, tax and other services received from the external auditors were pre-approved in accordance with the Auditor Independence Policy described below. Finally we reviewed the fees of the auditors using benchmarking against groups of comparable size and complexity. Our conclusions were that the external audit was carried out effectively and with the necessary objectivity and independence and this is the basis for our recommendation to the Board and shareholders that Ernst & Young be reappointed.

Auditor Independence Policy

We have determined a schedule of approved non-audit services for the Group external auditors to undertake. Our Auditor Independence Policy prohibits the external auditors from performing services which would result in the auditing of their own work, participating in activities normally undertaken by management, acting as advocates for the Group and creating a mutuality of interest between the auditors and the Group by, for example, being remunerated through a success fee structure. On an annual basis, we pre-approve the budget for fees relating to audit and non-audit work, including taxation compliance services, in accordance with a listing of particular services. In the event that limits for these services are expected to be exceeded or the Group wants the external auditors to perform services that have not been pre-approved, my approval is required. The Committee is subsequently advised of any such services and fees. In this way all services provided by the external auditors during the year were pre-approved by the Audit Committee. The Auditor Independence Policy also governs the policy regarding the audit partner rotation in accordance with the Auditing Practices Board Ethical Standards in the UK and the SEC rules in the US. During the year the second partner on the account was replaced under these rules, a transition that was handled well by Ernst & Young. Partners and senior audit staff may not be recruited by the Group unless two years have expired since their previous involvement with the Group. No such recruitment has occurred.

Internal control and risk management

On behalf of the Board, we reviewed the system of internal financial control and satisfied ourselves that we are meeting required standards both for the year ended 31 December 2011 and up to the date of approval of this Annual Report.

Ian Barlow

Chairman of Audit Committee

60
Smith & Nephew Annual Report 2011

Corporate Governance

Nominations Committee

Dear shareholder,

I am pleased to present my report on the activities of the Nominations Committee in 2011. The membership and the principal duties of the Committee are set out in the table on page 59 of this report.

We dealt with the following important matters in 2011.

Appointment of Olivier Bohuon

We completed the search for a new Chief Executive Officer, recommending to the Board in February that Olivier Bohuon be appointed. Olivier joined the Board in April and became Chief Executive Officer on 14 April 2011 following the Annual General Meeting.

Review of Board composition

We reviewed the composition of the Board, recognising that whilst stability was important through a period of change, it was also important to refresh and build a Board for the future.

We have identified that Rolf Stomberg, Richard De Schutter, Pamela Kirby and Brian Larcombe have all served on the Board for over 9 years and that, therefore, some may consider their independence to be impaired. We have analysed the skills that the Board would lose when these Directors leave the Board and the skills we will need to ensure we have the most effective Board to see us into the future. We have identified that the Board needs the following skills and experience:

– Emerging market experience, ideally in China or India – US medical devices experience – European healthcare experience

Our search, is therefore focusing on these three key areas. As and when we find suitable candidates willing to join our Board, we can replace some of the longer serving Directors. We are reluctant to release hard working and experienced colleagues who are active contributors to our boardroom discussions until we appoint suitable Directors to take their place.

Appointment of Ajay Piramal

We completed the search for an additional Non-Executive Director and recommended to the Board in December that Ajay Piramal be appointed. We approached Ajay directly to consider joining our Board, because of his well-established and renowned track record both in the Healthcare industry and specifically in the Emerging Markets of India and China, which we identified as one of our Strategic Priorities.

Use of search firms

During the year, we reviewed our use of search firms. When briefing search firms, we explain the importance to us of building a diverse board and request that shortlists include candidates from a wide range of backgrounds.

Consideration of diversity issues

We also considered the Davies Report into Women on Boards and our response to the issues it raised.

We are strongly committed to diversity in its broadest sense and over the years have attempted to recruit Board members from a wide range of backgrounds.

We already have two female Directors – Pamela Kirby and Geneviève Berger and aspire to increase the number of women on the Board to around 25% by 2015.

We will, however, continue to recruit on merit and for us gender is only one diversity measure. We welcome the existing diversity on our Board where we enjoy a broad perspective given our differing skills and experiences. This includes professionals, with backgrounds ranging from UK and US corporate careers to notable scientists who are vital in bringing understanding of the importance of innovation and the scientific challenges we face as a business. We also have a broad range of nationalities represented on our Board, from UK, US, India, Europe and New Zealand.

Sir John Buchanan

Chairman of Nominations Committee

61

Smith & Nephew Annual Report 2011

Corporate Governance

Corporate Governance Statement continued

Ethics & Compliance Committee

Dear shareholder,

I am pleased to present my report on the activities of the Ethics & Compliance Committee in 2011. The membership and the principal duties of the Committee are set out in the table on page 59 of this report.

The following are some of the key issues we have focused on in 2011.

UK Bribery Act

We considered the implications of the UK Bribery Act on our operations and practices. We already had a well-developed global compliance programme in accordance with laws such as the US Foreign Corrupt Practices Act (“FCPA”) but recognised the need to make various changes to adapt our programme to reflect the requirements of the UK Bribery Act. We therefore discussed and approved applicable changes to our existing processes.

Compliance activities in Emerging Markets

We received regular reports from the Chief Compliance Officer on our compliance programme in China, the specific compliance challenges faced by our people in this region and the measures taken to address these challenges, particularly our work with third party sellers.

Oversight of ethics and compliance programmes

We continued to monitor the effectiveness of our global ethics and compliance programmes. This included reviewing Group policies in this area and considering compliance, monitoring and audit reports. We also received regular reports on the number and nature of investigations conducted and calls to our hotline.

Communication and training

In addition, we continued to monitor the Group’s internal communications and training in relation to ethics and compliance policies and reviewed the materials used to train our third party sellers. All employees have received a copy of the Code of Conduct which sets out the basic legal and ethical principles for carrying out business and applies both to employees and those who act on the Group’s behalf. It sets out in detail how persons covered by the Code of Conduct are expected to interact ethically with healthcare professionals and government officials. It also covers the broader issues of ethics and compliance throughout the business and includes a code of business principles. A copy of the Code of Conduct can be found on the Group’s website (www.smith-nephew.com).

The Code of Conduct includes our whistle-blowing policy, which enables employees and members of the public to contact us anonymously through an independent provider. All calls and contacts are investigated and the appropriate action taken, including reports to senior management, or the Board, where warranted.

Settlement with US Securities and Exchange Commission (“SEC”) and US Department of Justice (“DOJ”)

In January 2012, we reviewed and approved the final terms of the settlement between the Company and the SEC and DOJ in connection with their FCPA investigation of the medical devices industry. This has been a matter that we, as a Committee have monitored closely since the formation of the Committee in 2008.

Pamela Kirby

Chairman of Ethics & Compliance Committee

62
Smith & Nephew Annual Report 2011

Corporate Governance

Other Committees

Executive Risk Committee

Olivier Bohuon chairs our Executive Risk Committee which includes the Executive Directors and Executive Officers of the Group. As an integral part of our planning and review process, the management of each of our divisions identifies the risks applicable to their business, the probability of those risks occurring, the impact if they do occur and the actions required and being taken to manage and mitigate those risks. The Executive Risk Committee meets twice-a-year to review the major risks they identify across the Group and the mitigation processes and plans. As appropriate, the Executive Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. We receive an annual report from the Executive Risk Committee, which details the significant risks categorised by potential financial impact on profit and share price and by likelihood of occurrence. Details of new, key or significantly increased risks, along with actions put in place to mitigate such risks, are also reported to us as appropriate. We have provided further information on the principal risks identified through this process in “Risk factors” on pages 16 to 18 of this Annual Report.

Disclosures Committee

Olivier Bohuon chairs the Disclosures Committee which includes the Chief Financial Officer and various additional senior executives. The Committee meets as required and approves the release of all major communications to investors, to the UK Listing Authority and to the London and New York Stock Exchanges.

Sir John Buchanan

Chairman

22 February 2012

63
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report

Joseph Papa Chairman of Remuneration Committee

“	We are building a remuneration framework to reinforce a new strategy and to drive performance for the benefit of our shareholders”
64

Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report

Dear shareholder,

I am pleased to present the report on the activities of the Smith & Nephew Remuneration Committee throughout 2011. This was a year of many changes for Smith & Nephew. I took over from Rolf Stomberg as Chairman of the Committee at the Annual General Meeting, the same day as Olivier Bohuon assumed the role of Chief Executive Officer. Elsewhere in this annual report, you will have read about the new strategy which Olivier is implementing across the Group. I shall now explain how the Remuneration Committee are building the remuneration framework for the Executive Directors and other senior executives that will reinforce that new strategy and drive performance for the benefit of you, our shareholders.

Our review has been driven by the following principles:

–	Restraint – the total reward at target under the 2012 framework is broadly the same as under the 2011 framework.

–	Transparency – the new framework is simpler and clearer to understand by all stakeholders.

–	Alignment with strategy – the measures and targets in all our plans are linked back to our business goals.

The membership and the principal duties of the Committee are set out in the table on page 58 of this Annual Report. The formal Directors’ Remuneration Report that follows explains the technical details of our remuneration arrangements in 2011 and also looks forward to explain our remuneration strategy for 2012 and beyond. Firstly however, I should like to explain some of the main activities of the Committee in 2011 and the reasoning behind the new remuneration structure we are proposing.

New remuneration arrangements for the Executive Directors and Senior Executives

The main work of the Remuneration Committee this year has been the development of a remuneration strategy for our Executive Directors and Senior Executives which supports and reinforces the new strategy Olivier is pursuing. We want to put in place a remuneration framework that will focus our key executives to drive the new strategy over the short, medium and long-term which in turn will drive performance for our shareholders.

Following a review of our existing arrangements, which included feedback from our senior executives, it was felt that the plans previously in place were too complex and really did not work as effective incentives for the performance and behaviours we wished to drive. As a result, we are proposing a revised framework, which seeks to simplify remuneration at Smith & Nephew, provide a clear link to the business goals and strengthen the line of sight between reward and performance. The changes we are proposing have consciously been designed to be broadly neutral in value: for target performance the quantum available to our Executive Directors and Executive Officers will not change. However, we have rebalanced the package across the short, medium and long-term varying by level, to improve the link with our business strategy.

We have moved away from two long-term incentive arrangements to a simple performance share plan linked to the delivery of Total Shareholder Return relative to our peers and growth in free cash flow.

We have also amended the short-term incentive arrangements. The cash element will be linked to the achievement of business and strategic performance measures with an equity incentive linked to individual and business performance over the medium-term.

We have introduced measures to enable us to clawback payments and awards already made should a serious financial mis-statement come to light or a participant is found to have engaged in misconduct. We have also strengthened the rules around share ownership for our executives.

In December, I visited a number of our largest shareholders and UK Institutional bodies to discuss our new proposals. They were all broadly supportive of our moves towards increased transparency, simplification and alignment with our changing corporate strategy and most importantly shareholder interests. The suggestions made by these shareholders have been most useful in developing our final proposals.

Retirement arrangements for David Illingworth

Consideration was given to the retirement arrangements for David Illingworth who stepped down from the Board in April. We followed the provisions in his service contract and saw no need to make discretionary adjustments. David was employed for seven months of the year and will receive a bonus in respect of this employment period. Since his retirement David has continued to provide consultancy advice to Olivier and has received a consultancy fee in respect of this. Details of David’s retirement and consultancy arrangements can be found in the report that follows.

UK and International ShareSave Plans

We have operated an all-employee ShareSave Plan in the UK for 30 years. In 2002 we introduced an International ShareSave Plan which now operates in 27 countries. The UK and International ShareSave Plans approved in 2002 have now expired and need to be renewed at the Annual General Meeting. These plans are very popular amongst our employees who are able to save on a regular basis and then buy shares in the Company. We have around 2,500 employees participating in the current plans around the world and are currently exploring ways of extending these arrangements to China and other emerging markets to enable us to attract and retain talent in these key areas.

65
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report continued

Compliance statement

We have prepared this Directors’ Remuneration Report (the “Report”) in accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the “Regulations”). It also meets the relevant requirements of the Financial Services Authority (“FSA”) Listing Rules. As required by the Regulations, a resolution to approve the Report will be proposed at the Annual General Meeting on 12 April 2012.

As set out on page 58 of this Annual Report, my fellow members of the Remuneration Committee are Pamela Kirby, Brian Larcombe, Richard De Schutter and Rolf Stomberg who will be retiring from the Board on 12 April 2012. We would like to thank Rolf for all the work he did as Chairman of the Remuneration Committee for 10 years. Details concerning the number of meetings held and the scope and role of our duties may be found on this page. From time to time, we are advised by Olivier Bohuon, Chief Executive Officer, Susan Henderson, Company Secretary, Helen Maye, Head of Group Human Resources and Elizabeth Sohn, SVP Compensation and Benefits, who attend some or all of our meetings, except for when their personal remuneration is being discussed.

Independent advice

During the year, we conducted a review of our remuneration consultants. We felt that with a new Chief Executive Officer, a new Chairman of the Remuneration Committee and a new Head of Group Human Resources, it would also be appropriate to appoint a new Remuneration Consultant. Given our global business, we wanted a firm with an international presence and in particular one with an internal data service. After considering a number of firms, the Remuneration Committee appointed Towers Watson in September 2011. They have assisted us in developing the new remuneration packages in line with our new strategy. Throughout 2011, we were also advised by Deloitte LLP relating to long-term comparative performance and Towers Watson, Aon Hewitt, Mercer Limited relating to salary data. Towers Watson also provided other human resources and compensation advice to the Company for levels below Board level and Deloitte also provided taxation advice to the Group. All of these consultants have complied with the Code of Conduct for Remuneration Consultants and we are satisfied that their advice is objective and independent.

Remuneration policy

Our policy is designed to attract talent that will drive the strategy over the short, medium and long-term, which in turn will lead to performance for our shareholders. This report describes the remuneration arrangements which were in force during 2011, but it also looks forward to describe the remuneration arrangements we are applying in 2012 and beyond. We therefore thought that it would be helpful to provide a summary of these arrangements before focusing on the detail later in the report.

66
Smith & Nephew Annual Report 2011

Corporate Governance

	2011	2012	Objective	Link to Business Strategy

Base Salary and Benefits

Base salary benchmarked to median for relevant geographic market.

Benefits such as private healthcare, company car or allowance in line with local competitive practice.

Executive Directors

Non pensionable, non bonusable salary supplement of 30% base salary paid in lieu of pension contributions. Death in service cover of 7 times base salary, of which 4 times salary payable as lump sum.

Executive Officers

Pension plan entitlement based on local defined benefit and defined contribution arrangements.

			To attract and retain high performing talent to the Group by setting base salary and benefits at rates comparable to what would be paid in an equivalent position elsewhere.	Ensure we have a strong team of executives to drive performance. Reflects responsibility of role and breadth of leadership of the Group.
Annual Cash Incentive One year	Executive Directors Target: 100% of salary Maximum: 150% of salary Executive Officers Target: 70% of salary Maximum: 140% of salary	Executive Directors Target: 100% of salary Maximum: 150% of salary Executive Officers Target: 55% of salary Maximum: 110% of salary	To motivate and reward the achievement of annual Group objectives. Focuses on reward for performance against specific Group goals.

Drives annual performance on our financial, operating and strategic KPIs.

Reinforces individual performance and accountability on the immediate annual goals which will provide a solid base for delivering sustained year on year growth over the longer-term.

Weighted heavily towards financial performance at individual and Group level.

Equity Incentive Award One-three years	Not applicable	Executive Directors and Executive Officers Target: 50% of salary Maximum: 65% of salary Vesting in equal annual tranches over three years, subject to sustained individual performance.	To motivate and reward sustained individual performance. To provide a strong retention element over the medium-term and reinforce the longer term view.

Reinforces the Smith & Nephew principles of “what” and “how” to ensure that executives are delivering results in the right way, having regard for our people, reputation and ethics.

Underscores individual performance and accountability to deliver results focusing on near-term milestones to provide the base for future growth.

Long-Term Incentives Three years	Performance Share Plan Executive Directors Max Face value: 150% of salary + 1.5x multiplier, or 225% of salary Executive Officers Max Face value: 75% of salary + 1.5x multiplier or 112.5% of salary	Performance Share Plan Executive Directors Target value: 95% of salary Max value: 190% of salary Executive Officers Target value: 55% of salary Max value: 110% of salary	Reward for strong performance over the longer-term. From 2012, vesting depends on relative TSR ranking and free cash flow.	Awards continue to be linked to strong relative returns to shareholders and to maintaining long-term cash generation.

	Executive Option Plan Executive Directors and Executive Officers Face value: 100% of salary	Removed	Removed	Removed

These arrangements are described in greater detail on pages 68 to 71.

67
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report continued

Base salary and benefits (including pensions)

We aim to pay base salaries taking into account the scope and responsibility of the position and performance potential of the individual by reference to the median salary for the relevant geographical market. We review salaries on an annual basis with effect from 1 April each year.

With effect from 1 April 2011, we approved the following base salaries for the Executive Directors:

Olivier Bohuon	€1,050,000
Adrian Hennah	£ 580,000

In February 2012, we reviewed the base salaries of the Executive Directors having regard to average salary increases across the Group which will be around 3%. We considered increasing the salaries paid to the Executive Directors by a similar amount given their outstanding performance and contribution. The Executive Directors have however requested that at a time when we are driving cost efficiencies across the Group and a number of positions are being eliminated, no increase be made to Olivier Bohuon’s salary and that Adrian Hennah’s salary be increased by 1%. Their base salaries with effect from 1 April 2012 will therefore be:

Olivier Bohuon	€1,050,000
Adrian Hennah	£585,800

We also provide benefits in line with local market practice in the countries in which we operate. Typically, these benefits include private healthcare, company car or allowance and where appropriate relocation expenses.

Pensions

We provide pension arrangements for employees across the Group. The nature of the arrangements differ depending on their location and in some cases their length of service depending on the arrangements in place when they first joined the Company.

Olivier Bohuon and Adrian Hennah both receive a salary supplement of 30% of basic salary to apply towards their retirement savings in lieu of membership of a company run pension scheme. Base salary is the only element of remuneration that is pensionable. They also receive death in service cover of seven times basic salary, of which four times salary is payable as a lump sum. Executive Officers who joined the company in 2003 or later are also entitled to receive a salary supplement or to join one of the Company’s Defined Contribution Pension Plans depending on local practice.

Different arrangements are in place for employees and Executive Officers who joined the Company prior to 2003 as follows:

In the UK, such Executive Officers participate in the Smith & Nephew UK Pension Fund or the UK Executive Pension Scheme, under which pensions have been accrued in the year at an annual rate of one-thirtieth of final pensionable salary up to a limit based on service of two-thirds of final pensionable salary, subject to HM Revenue & Customs (“HMRC”) constraints. The normal retirement age is 62. Pensions in payment are guaranteed to increase by 5% per annum or the rate of inflation in the UK, if lower. Death in service cover of four times salary and a spouse’s pension at the rate of two thirds of the member’s pension are provided on death. A salary supplement partially compensates for the HMRC earnings cap on final pensionable salary which continues to apply in the defined benefit plans.

In the US such Executive Officers participate in either the defined benefit Smith & Nephew US Pension Plan or the defined contribution US Savings plan 401 (K) Plus. Under the US Pension Plan, pensions accrue at an annual rate of approximately one sixty-sixth of final pensionable salary up to a limit based on service of 53% of final pensionable salary. The plan also provides for a spouse’s pension at the rate of one half of the member’s pension on death. Normal retirement age under the plan is 65. For executives in the defined benefit and defined contribution plans, a supplementary plan is used to provide additional retirement benefits and to compensate for the earnings cap imposed by the US Internal Revenue Code.

Short-term incentive arrangements

As I explained in my introductory letter, we reviewed all our remuneration arrangements in 2011. This review has resulted in a change to our short-term incentive arrangements. As you will have seen elsewhere in this Annual Report, our strategy has a number of near term goals, particularly in improving efficiencies and reducing costs in our established markets. We need to achieve these short-term goals before we can achieve our longer term objectives of investing in emerging markets and innovating for value. We therefore need a remuneration framework which incentivises our executives to drive short-term performance which will enable the Group to achieve the long term performance we want for our shareholders.

A proportion of Annual Incentive earned by Executive Directors and Executive Officers prior to 2011 was deferred into share awards. For 2012, we are moving away from a single Annual Incentive Plan, with a deferred element to two distinct elements comprising an Annual Cash Incentive and an Equity Incentive Award. The bonuses earned in 2011 have therefore been paid entirely in cash and a new short-term Equity Incentive Award will be made later in March 2012.

The arrangements which applied in 2011 and those which will apply from 2012 onwards are both described below.

Annual Incentive Plan in 2011

During 2011, we operated an Annual Incentive Plan across the Group. Executive Directors and Executive Officers participated in the same Annual Incentive Plan although the opportunities varied, reflecting their differing roles and levels of responsibility:

	Performance at target	Performance at maximum
Executive Directors	100%	150%
Executive Officers	70%	140%

The performance measures for the Annual Incentive Plan were linked to the four strategic pillars for success which drove our Strategy in 2011, namely “Customer Led” “Efficient”, “Investing for Growth” and “Aligned”. All employees across the Group were set performance objectives that linked back to these strategic pillars.

The incentive bonus in 2011 for Executive Directors was subject to performance measures relating to revenue (30% of incentive), trading profit/margin (30%) and trading cash flow (15%). The remaining 25% of the incentive payable was dependent on personal objectives.

Over the period, underlying revenue growth was 4%, underlying trading profit fell by 4%, trading margin fell by 200 bps and trading profit to cash conversion was 87%. Collectively these financial performance measures were just below target. The remaining part of the incentive bonus reflects the Executive Directors’ performance against their personal objectives. The Remuneration Committee reviewed the performance of Olivier Bohuon and Adrian Hennah against their agreed individual objectives for 2011 and determined that Olivier Bohuon had consistently exceeded his objectives for the year (in building a strong team and launching the new strategy) and that Adrian Hennah had consistently met his objectives for the year.

68
Smith & Nephew Annual Report 2011

Corporate Governance

The overall cash incentive bonuses were as follows:

Total Cash Bonus
Olivier Bohuon(i)	€ 807,709
Adrian Hennah	£548,680
David Illingworth(i)	$497,199

(i)	Prorated to reflect active service with the Company.
(Olivier Bohuon appointed CEO in April 2011; David Illingworth retired in August 2011).

Annual Cash Incentive in 2012

From 2012 onwards, the Annual Incentive for Executive Directors and Executive Officers is divided into two parts: a) an Annual Cash Incentive and b) an Equity Incentive Award, which is a conditional award over ordinary shares, vesting in equal annual tranches over three years, provided that individual performance is sustained. The payment of the Annual Cash Incentive and the award and subsequent vesting of the Equity Incentive Award are dependent upon the same performance measures.

The Annual Cash Incentive is designed to reward employees for the annual achievement of Company financial and non-financial business goals. The level of Equity Incentive Award is governed by these same annual goals and vests only if an acceptable level of performance against these same goals is sustained in each of the following three years.

The performance measures for Executive Directors are based on a mix of financial goals and non-financial goals as follows:

Financial	Revenue (30%)
Goals	Trading Profit (30%)		70%
Trading Cash (10%)
Non-Financial	Olivier Bohuon	Adrian Hennah
Goals	R&D investment	R&D investment
	Development of	Shared Services
product portfolio
	Succession	Succession	30%
	Planning	Planning
	Employee engagement	Employee engagement
	Compliance	Compliance

The performance measures for Executive Officers and for all other employees in the Group are cascaded down from these goals, so that all employees are aligned with the same business goals.

For each of the above measures, we have determined the precise measurements for the achievement at threshold, target and maximum, which are directly linked with the Financial Plan for 2012. As such, these measurements are commercially sensitive. In next year’s Report, we will disclose levels of performance against the measures.

The maximum Cash Incentive payable depends upon level within the Company. Maximum and target awards for Executive Directors and Executive Officers are as follows:

	Performance at target	Performance at maximum
Executive Directors	100%	150%
Executive Officers	55%	110%

Equity Incentive Award in 2012

Grant Conditions

We measure achievement against the goals in two different ways. Firstly we look at what the employee has achieved in the year and secondly we look at how they have performed in the year. It is important to us that as well as achieving their financial targets, our employees are displaying the right behaviours and values, that they are customer focused, operating compliantly and ethically and are treating their fellow employees fairly. Executive Directors and Executive Officers will receive an Annual Equity Incentive Award provided that they consistently meet the goals described above on both the “how” and “what” bases. If they fail to meet either of these ratings, they will receive no award and if they exceed their objectives on both measures, they will receive a higher award. The level of awards for Executive Directors and Executive Officers is as follows:

	Consistently meets “how” and “what” objectives	Consistently exceeds “how” and “what” objectives
Executive Directors	50% base salary	65% base salary
Executive Officers	50% of base salary	65% of base salary

Vesting Conditions

The Equity Award will be a conditional award over ordinary shares. This award will vest in equal annual tranches over three years subject to continued achievement of objectives. Each tranche will only vest if the Executive Director or Executive Officer has consistently met their objectives on both the “how” and the “what” basis in each year since the grant of the award. In the event that objectives in subsequent years are not met, the unvested portion of the Equity Incentive Awards granted in previous years will lapse.

Long term incentives

As I mentioned earlier, we have made changes to the overall remuneration framework for 2012. Prior to 2012, Executive Directors and Executive Officers received share option grants and performance share awards. From 2012, we shall only be making performance share awards. The arrangements which applied in 2011 and those which will apply from 2012 onwards are both described below.

Performance Share Awards prior to 2012

During 2011, we made conditional share awards to Executive Directors, Executive Officers and senior executives. Awards to Executive Directors were made under the 2004 Performance Share Plan and awards to other employees were made under the Global Share Plan 2010. In respect of the Performance Share Awards, these two plans operate in the same way. The level of the awards made to Executive Directors and Executive Officers were as follows:

Market value of award as % of base salary
Executive Directors	150%
Executive Officers	75%

These share awards are subject to performance conditions measured over a three-year period. These awards will only vest if pre-determined levels of adjusted Earnings Per Share (“EPSA”) growth are achieved. The number of shares delivered to executives may then be increased subject to the achievement of superior Total Shareholder Return (“TSR”) measured against the major companies in the medical devices industry.

69

Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report continued

The required EPSA levels used for the awards made in 2011 were as follows:

Growth in EPSA over the three years ending 31 December 2013	Percentage of award vesting
EPSA growth of 15% (approximately 4.5% compounded annually over three years)	25% – Threshold
EPSA growth of 20% (approximately 6% compounded annually over three years)	50% – Target
EPSA growth of 30% (approximately 9% compounded annually over three years)	100% – Maximum

None of the awards will vest if the growth in EPSA over three years is less than threshold. For EPSA performance falling between the points given in the table above, awards will vest on a straight-line basis up to a maximum of 100%.

In addition, if the Company’s TSR is positioned above median when compared with the TSR of medical devices companies, then the number of vested shares delivered to participants following the achievement of the EPSA targets will be increased by a multiplier as follows:

TSR Ranking within comparator group	Multiplier
Below or at Median	1.0x
Upper quartile	1.3x
Upper decile or above	1.5x

The multiplier increases on a straight line basis between the above points.

TSR is measured in a common currency, with values averaged over three months prior to the start and end of the performance period. We compare the Company’s performance against a tailored sector peer group of medical devices companies. The companies in the comparator group for the awards made in 2011 are:

Arthrocare	KCI
Bard	Medtronic
Baxter	Nobel Biocare
Becton Dickinson	Nuvasive
Boston Scientific	Orthofix
Coloplast Group	Stryker
Conmed	St Jude Medical
Covidien	Synthes
Edwards Life Sciences Corp	Wright Medical
Johnson & Johnson	Zimmer

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee. The awards made in 2009 were subject to performance conditions determined at that time which were based on a relative EPSA measure with a relative TSR multiplier.

The targets for growth in EPSA were related to growth of relevant markets, taking into account both volume and price changes in each of our major markets, and weighted according to our relative turnover in these markets to provide an estimate of “global market growth” calculated on an annual basis for each year of the plan. The actual EPSA growth over the three years was then compared to the compounded EPSA growth targets to calculate the level of vesting. Global market growth is derived from a range of publicly available sources including individual competitor company press releases, quarterly results and analyst reports, as well as data purchased from a variety of industry surveys.

EPSA growth over the three years ending 31 December 2011 was 34% against the compounded market growth rate of 13%. Over the same period the Company was ranked 6th out of 20 companies in the medical devices comparator group which meant that a multiplier of 1.28 was applied to the number of shares vesting under the EPSA target. As a result the following awards will vest on 13 August 2012:

	Number of shares under 2009 award	Number of shares vesting in 2012
David Illingworth(i)(ii)	177,855	156,510
Adrian Hennah	161,273	141,920

(i)	The award granted to David Illingworth will be settled prior to 15 March 2012 in accordance with S409A of the US Internal Revenue Code.

(ii)	The number of shares under the 2009 award has been pro-rated for service during the performance period.

Share Options Grants prior to 2012

During 2011, we granted share options to Executive Directors, Executive Officers, senior executives and to certain high performing managers. Option grants to Executive Directors were made under the 2004 Executive Share Option Plan and option grants to other employees were made under the Global Share Plan 2010. Executive Directors and Executive Officers received options at market value of 100% of base salary.

Options granted to Executive Directors are subject to performance conditions measured over a three year period. These awards will only vest if pre-determined levels of TSR rank are achieved measured against the major companies in the medical devices industry.

The performance measurement for grants made in 2011 to Executive Directors was based on Total Shareholder Return. TSR is calculated on the same basis as for the Performance Share Awards. If the Company’s TSR is positioned at or above median when compared with the TSR of those companies in our tailored sector peer group over a three year period commencing 1 January 2011, then the options become exercisable as follows:

TSR Ranking within comparator group	Percentage of options vesting
Below Median	Nil
Median	33%
Upper Quartile	100%

Options vest on a straight line basis between these points. If the Company’s TSR performance is below median, no options vest. The comparator group is the same for the Performance Share Awards outlined above.

Options granted to Executive Officers and other employees in 2011 are not subject to performance conditions.

The options granted to Executive Directors in 2009 were subject to the same performance conditions as described above for options granted in 2011.

The Company’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Towers Watson.

70

Smith & Nephew Annual Report 2011

Corporate Governance

Over the three year period ending 31 December 2011 the Company was ranked 6th out of 20 companies in the medical devices comparator group which meant that 96% of the options granted to Executive Directors in 2009 will vest on 13 August 2012 as follows:

	Number of options granted in 2009	Number of options vesting in 2012
David Illingworth(i)	118,570	113,825
Adrian Hennah	107,515	103,214

(i)	The option granted in 2009 has been pro-rated for service during the performance period.

Long term incentive arrangements in 2012

In 2012, no share options will be granted to Executive Directors or Executive Officers. We will however make performance share awards to Executive Directors and Executive Officers under the Global Share Plan 2010. The level of the awards made to Executive Directors and Executive Officers will be as follows:

	Market value of award vesting at maximum as a % of base salary	Market value of award vesting at target as a % of base salary
Executive Directors	190%	95%
Executive Officers	110%	55%

These share awards will be subject to performance conditions measured over a three year period.

50% of the Award will vest depending on the Company’s TSR performance relative to a selection of comparator companies and 50% of the award will vest subject to the achievement of the free cash flow target over a three year performance period.

The threshold, target and maximum levels for the 50% of the Award subject to TSR performance are based on the position of the Company’s TSR ranking when compared with the TSR of a bespoke peer group of companies in the medical devices sector over a three year period commencing 1 January 2012 as follows:

TSR Ranking within comparator group	Percentage of Award vesting
Below Median	Nil
Median	25%
Upper Quartile	100%

Awards will vest on a straight line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

TSR will be measured relative to a bespoke peer group of companies operating in the medical devices sector. For the awards to be made in 2012, these companies are:

Arthrocare	Medtronic
Bard	Nobel Biocare
Baxter	Nuvasive
Becton Dickinson	Orthofix
Boston Scientific	Stryker
Coloplast Group	St Jude Medical
Conmed	Synthes
Covidien	Wright Medical
Edwards Life Sciences Corp	Zimmer

This group is slightly different from the group of companies used for plans in previous years, because of various corporate actions and acquisitions in the market over recent years. TSR will be calculated on the same basis as in 2011.

The Group’s TSR performance and its performance relative to the comparator group will be independently monitored and reported to the Remuneration Committee by Towers Watson.

The cash flow target is a cumulative performance target over the three-year performance period. The inclusion of a cash measure in both the annual and long term plans reflects its importance over both timescales. The measure for the long-term target is free cash flow, which is defined as net cash inflows from operating activities, less capital expenditure. Free cash flow is considered to be the most appropriate measure of cash flow performance because it relates to the cash generated to finance additional investment in business opportunities, debt repayments and distributions to shareholders. This measure includes significant elements of operational and financial performance and helps to align executives’ rewards with shareholder value creation.

The threshold, target and maximum levels for the 50% of the award subject to free cash flow performance are as detailed below:

Cumulative Free Cash Flow	Percentage of Award vesting
Below $1.41 billion	Nil
$1.41 billion	25%
$1.62 billion	50%
$1.83 billion or more	100%

Awards will vest on a straight line basis between these points.

It is intended that the Committee should have the discretion to adjust, but on an exceptional basis only, the free cash flow target during the performance period for material factors that would otherwise distort the performance measure in either direction. For example, adjustments may be required to reflect exchange rate movements, significant acquisitions or divestments, or major legal and taxation settlements. Any major adjustments to the calculation will be disclosed to shareholders. There is no retesting of performance.

We feel that these changes to the long-term element of our remuneration framework simplify the previous arrangements, whilst continuing to drive strong cash flow performance and the delivery of superior relative returns to our shareholders.

Shareholding requirements

We believe that one of the best ways our senior executives can act and feel like shareholders is for them to hold a significant number of shares in Company. We therefore expect our Executive Directors and Executive Officers to build up a holding of shares in the Company. In order to reinforce this expectation, we require them to retain 50% of all shares vesting under Company share plans (after tax) until this holding has been met. We will take into account their progress towards this shareholding requirement when determining whether they will be allocated awards in the future. We require Executive Directors to hold shares equivalent in value to two times their base salary and for Executive Officers to hold shares equivalent in value to one and a half times their base salary. When calculating whether or not this requirement has been met, we will include Ordinary Shares or ADSs held by the individual or their immediate family and the intrinsic value of any vested but unexercised options.

As at 21 February 2012, Olivier Bohuon holds no shares, Adrian Hennah holds 167,968 shares to the value of 181% of his base salary.

71
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report continued

Total reward

The following chart shows the split between the different pay elements of the Executive Directors’ remuneration packages on an expected value basis in both 2011 and 2012:

Service contracts

We employ Executive Directors on service contracts with notice periods of 12 months from the Company and six months from the Executive Director. On termination of the contract, we may require the Executive Director not to work their notice period and as such pay them an amount equivalent to the salary, pension and benefits they would have received if they had been required to work their notice period. In addition, we may also, in exceptional circumstances, exercise our discretion to pay the Executive Director a proportion of the bonus that they would have received had they been required to work their notice period. The Executive Director will also be required, where possible, to mitigate the loss. We will also seek to enforce the non-compete clause in Executive Directors’ contracts. In the event that we dismiss an Executive Director for cause, no payment will be made as we have a policy of not rewarding failure.

In the case of a change in control which results in the termination of an Executive Director or a material alteration to their responsibilities or duties within 12 months of the change in control the Executive Directors would be entitled to receive 12 months base salary and 12 months bonus at target plus pension and benefits.

Executive Director	Date of Service Contract	Effective Date	Expiry Date	Notice period from company
Olivier	9 February	1 April	3 January
Bohuon	2011	2011	2017	12 months
Adrian	1 February	1 June	12 November
Hennah	2006	2006	2019	12 months

We encourage our Executive Directors to serve as a Non-Executive Director of a maximum of one external company. Such appointments are subject to the approval of the Nominations Committee and any fees earned are retained by the Executive Director. Currently Olivier Bohuon is a Non-Executive Director of Virbac and Adrian Hennah is a non-executive Director of Reed Elsevier. During 2011, Olivier Bohuon received €19,000 and Adrian Hennah received £38,475 in respect of these appointments.

Non-Executive Directors

Non-Executive Directors are engaged by the Company on the basis of letters of appointment. They are normally appointed for terms of three years, terminable at will, without notice by either the Group or the Director and without compensation. The Board reviews the pay of the Non-Executive Directors and aims to set fees that are competitive with other companies of equivalent size and complexity. Non-Executive Directors are not entitled to receive awards under the Company’s long term incentive plans and no part of their fees is paid in shares. Non-Executive Director fees were reviewed and increased in August 2011. Non-Executive Directors are paid a basic annual fee and the Chairmen of the Audit, Remuneration and Ethics and Compliance Committees and the Senior Independent Director each receive an extra fee in recognition of their additional responsibilities. An additional fee is also payable to Non-Executive Directors in cases where intercontinental travel is necessary to attend Board and Committee meetings. The fees currently paid to Non-Executive Directors are as follows:

	Fee in UK Sterling	Fee in US Dollars	Fee in Euros
Basic Annual Fee	£63,000	$120,000	€ 84,250
Committee Chairman and Senior Independent Director Fee	£15,000	$27,000	€ 20,000
Intercontinental Travel fee (per meeting)	£3,500	$7,000	€ 5,000

The Remuneration Committee reviews the fee of the Chairman. The Chairman’s fee was last reviewed in August 2011 and increased to £400,000, an increase of 6.7%, in recognition of his outstanding work in leading the Company through the period of searching and appointing a new Chief Executive Officer and mentoring him in his new role. The Chairman is engaged on a letter of appointment and has a six month notice period.

We also require our Non-Executive Directors to hold a personal stake in the Company equivalent to their basic annual fee. These shares may be held as Ordinary Shares or as ADSs held either by themselves or their immediate family.

Special issues in 2011

During 2011, we considered, reviewed and approved the proposed remuneration package for Olivier Bohuon, joining the Company as the new Chief Executive Officer and the retirement arrangements for David Illingworth. The key elements of these arrangements are as follows:

We employed Olivier on a standard package, participating in the same incentive plans and on the same basis as Adrian Hennah. As explained last year, on joining the Company, he also received a cash payment of €1,400,000 and a conditional award over 200,000 shares vesting in three equal tranches over three years. The first tranche of this award will vest on 1 April 2012.

David Illingworth worked a period of six months’ notice and retired from the Company on 10 August 2011 receiving pay and benefits in accordance with his service contract. He has also received a bonus in respect of the period he worked in 2011. The outstanding awards under the Company’s long-term incentive plans have been pro-rated for time and vest at their normal vesting date subject to the applicable performance conditions. At the end of his period of employment, we continued to engage David in a consultancy capacity up to 10 February 2012 for a total fee of $180,000.

72
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ emoluments and pensions

The following sections of the Report up to “Total Shareholder Return” have been audited by Ernst & Young LLP in accordance with the Regulations.

a) Salaries and Fees

	Salaries and fees	Benefits (i)	Annual Incentive	Salary Supplement in lieu of pensions	Total 2011 (iii)	Total 2010 (iii)
			Thousands
Chairman (Non-Executive)
Sir John Buchanan	£389	£31	–	–	£420	£373
Executive Directors
Olivier Bohuon (iv)	€788	(v) €1,675	€808	€236	€3,507	–
Adrian Hennah	£568	£21	£549	£170	£1,308	£1,157
David Illingworth (vi)	$893	$168	$497	(ii) $258	$1,816	$2,742
Non-Executive Directors
Ian Barlow	£80	–	–	–	£80	£70
Geneviève Berger	€87	–	–	–	€87	€83
Pamela Kirby	£75	–	–	–	£75	£64
Brian Larcombe	£65	–	–	–	£65	£64
Joseph Papa	$173	–	–	–	$173	$134
Richard De Schutter	$181	–	–	–	$181	$158
Rolf Stomberg	€98	–	–	–	€98	€125

(i)	Benefits shown in the table above include cash allowances and benefits in kind.

(ii)	The amount provided under an international pension plan for David Illingworth is disclosed below.

(iii)	Total Executive and Non-Executive Directors’ emoluments for 2011 amounted to $10,423,000 (2010 – $6,044,000).

(iv)	Appointed on 1 April 2011.

(v)	Includes amounts for relocation expenses in first year of appointment and €1,400,000 received on appointment.

(vi)	Retired on 9 August 2011.

b) Pensions

	Accrued Pension as at 1 Jan 2011	Increase in accrued pension excluding inflation	Increase in accrued pension due to inflation	Accrued pension at 31 Dec 2011	Transfer value of accrued pension at 1 Jan 2011	Director’s contribution during 2011	Increase in transfer value less Director’s contribution	Transfer value of accrued pension at 31 Dec 2011
	$ thousands per annum				$ thousands
David Illingworth	3	–	–	3	20	–	3	23

$nil (2010 – $318,198) was provided under an International pension plan for David Illingworth.

No amounts have been paid to third parties in respect of Executive Directors’ services and no excess retirement benefits or compensation has been paid to past Executive Directors.

73
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report continued

c) Directors’ Share Options

	Options as at 1 January 2011 (number)	Granted during 2011 (number)	Exercise price of options granted	Exercised during 2011 (number)	Lapsed during 2011 (number)	Options as at 31 December 2011 (number)	Average exercise price	Range of exercisable dates of options held at 31 December 2011 (vi) (date)
Olivier Bohuon
(i)	–	151,698	607.00p	–	–	151,698	607.00p	09/2014-09/2021
Adrian Hennah
(i)	346,679	95,551	607.00p	–	(58,682)	383,548	525.18p	06/2009-09/2021
(ii)	43,814	–	–	–	–	43,814	626.50p	03/2010-03/2017
(iv)	3,351	–	–	–	–	3,351	461.00p	11/2015-04/2016
Total	393,844	95,551		–	(58,682)	430,713
David Illingworth
(i)	293,332	–	–	–	(82,155)	211,177	578.67p	02/2012
(ii)	83,435	–	–	–	–	83,435	627.25p	02/2012
(iii)	343,990	–	–	–	–	343,990	$40.90 (v)	08/2012-03/2013
Total	720,757	–		–	(82,155)	638,602

(i)	Options over Ordinary Shares granted under Executive Share Option Plans at prices below the market price at 31 December 2011 of 625.50p.

(ii)	Options over Ordinary Shares granted under Executive Share Option Plans at prices above the market price at 31 December 2011 of 625.50p.

(iii)	Options over ADSs granted under 2004 Executive Share Option Plans. Figures in the above table show the equivalent number of Ordinary Shares.

(iv)	Options granted under the UK ShareSave Scheme.

(v)	Per ADS.

(vi)	Or date of retirement if earlier.

The range in the market price of the Company’s Ordinary Shares during the year was 521.00p to 742.00p and the market price at 31 December 2011 was 625.50p. The notional gain made by Adrian Hennah on his exercise of options during the year was £nil (2010 – £2,781). In 2011 the gain made by David Illingworth on exercising share options was $nil, (2010 – $nil). On 2 February 2012, 4% of the options granted to David Illingworth and Adrian Hennah under the 2004 Executive Share Option plan lapsed following completion of the performance period. The remainder of options will vest and become capable of being exercised on the third anniversary of their grant in August 2012.

d) Long-Term Incentive Plan Awards

	Award type	Number of shares awarded at 1 January 2011 (number)	Awards during the year (number)	Market price on award	Vested award (number)	Market price on vesting	Lapsed award (number)	Number of shares awarded at 31 December 2011 (iv) (number)	Latest performance period (date)
Olivier Bohuon
(i)	RSA	–	200,000	709.00p	–	–	–	200,000	03/2014
(ii)	PSP	–	227,547	607.00p	–	–	–	227,547	12/2013
Total		–	427,547		–	–	–	427,547
Adrian Hennah
(ii)	PSP	428,259	143,327	607.00p	(32,556)	558.57p	(88,022)	451,008	12/2013
Total		428,259	143,327		(32,556)		(88,022)	451,008
David Illingworth
(ii)	PSP	517,640	–	–	–	–	–	517,640	12/2012
(iii)	PSP	168,810	–	–	–	–	(123,232)	45,578	12/2011
Total		686,450	–		–	–	(123,232)	563,218

(i)	Award made over Ordinary Shares under Listing Rule 9.

(ii)	Awards made over Ordinary Shares under the 2004 Performance Share Plan.

(iii)	Awards made over ADSs under the 2004 Performance Share Plan. Figures in the above table show the equivalent number of Ordinary Shares.

(iv)	Or date of retirement if earlier.

On 2 February 2012, 12% of the awards granted to David Illingworth and Adrian Hennah in 2009 under the 2004 Performance Share Plan lapsed following completion of the performance period. The remainder of the awards will vest on the third anniversary of their grant in August 2012. In accordance with S409A of the US Internal Revenue Code the remainder of David Illingworth’s award will be paid out prior to 15 March 2012.

74
Smith & Nephew Annual Report 2011

Corporate Governance

e) Deferred Bonus Plan

The vesting of awards under the Deferred Bonus Plan is dependent upon continued employment within the Group throughout the three-year vesting period. Provided the condition of continued employment is met, one third of the total award will vest in each of the three years, on the award’s anniversary.

	Total as at 1 January 2011	Awarded during 2011	Vested during 2011	Total as at 31 December 2011 (i)
David Illingworth	95,341	54,055	(37,517)	111,879
Adrian Hennah	57,873	32,947	(23,413)	67,407

(i)	Or date of retirement if earlier.

All outstanding awards vested following David Illingworth’s retirement on 9 August 2011, generating a gain of $966,874 and £111,996.

Senior Management Remuneration

The Group’s administrative, supervisory and management body (“the senior management”) is comprised, for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 48 to 51.

In respect of the financial year 2011, the total compensation (excluding pension emoluments but including cash payments under the performance related incentive plans) paid to the senior management for the year was $17,403,000 (2010 – $11,689,000, 2009 – $11,456,000), the total compensation for loss of office was $1,161,000 (2010 – $nil, 2009 – $nil), the aggregate increase in accrued pension benefits was $387,000 (2010 – increase of $16,000, 2009 – increase of $9,000) and the aggregate amounts provided for under the supplementary schemes was $711,000 (2010 – $1,141,000, 2009 – $1,179,000).

During 2011, senior management were granted options over 653,375 shares under the 2004 Executive Share Option Plans, Global Share Plan 2010 and employee ShareSave plans. Performance share awards were granted to senior management over 520,909 shares and 39,165 ADSs under the 2004 Performance Share Plan and the Global Share Plan 2010, 65,931 shares and 20,908 ADSs under the Deferred Bonus Plan and conditional share awards over a total of 374,803 shares and 38,038 ADSs. As of 21 February 2012, the Senior Management (11 persons) owned 195,233 shares and 34,765 ADSs, constituting less than 0.1% of the issued share capital of the Company. Senior Management also held as of this date, options to purchase 1,959,199 shares, conditional share awards over 345,479 shares and 29,192 ADSs, performance share awards over 884,337 shares and 101,889 ADSs awarded under the 2004 Performance Share Plan and the Global Share Plan 2010; and awards over 100,317 shares and 16,751 ADSs under the Deferred Bonus Plan.

Directors’ interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

	1 January 2011 (Or at date of appointment)		31 December 2011 (Or at date of retirement)		21 February 2012 (i)
Numbers	Shares	Options	Shares	Options	Shares	Options
Sir John Buchanan	156,977	–	159,483	–	159,483	–
Olivier Bohuon (ii)	–	–	–	151,698	–	151,698
Adrian Hennah	140,698	393,844	167,968	430,713	167,968	426,412
Ian Barlow	10,000	–	18,000	–	18,000	–
Geneviève Berger	–	–	1,750	–	1,750	–
Pamela Kirby	8,500	–	15,000	–	15,000	–
Brian Larcombe	20,000	–	40,000	–	40,000	–
Joseph Papa	5,000	–	5,000	–	5,000	–
Ajay Piramal	–	–	–	–	–	–
Richard De Schutter	250,000	–	250,000	–	250,000	–
Rolf Stomberg	13,100	–	13,100	–	13,100	–
David Illingworth	326,828	720,757	339,618	638,602	–	–
Total	931,103	1,114,601	1,009,919	1,221,013	670,301	578,110

(i)	The latest practicable date for this Annual Report.

(ii)	In addition, Olivier Bohuon holds 50,000 Deferred Shares. Following the redenomination of Ordinary Shares into US dollars on 23 January 2006, the Company issued 50,000 Deferred Shares. These shares are normally held by the Chief Executive Officer and are not listed on any Stock Exchange and have extremely limited rights attached to them.

The total holdings of the Directors represent less than 1% of the Ordinary share capital of the Company.

The register of Directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

75
Smith & Nephew Annual Report 2011

Corporate Governance

Directors’ Remuneration Report continued

Total shareholder return

A graph of the Company’s TSR performance compared to that of the TSR of the FTSE100 index is shown below in accordance with Schedule 8 to the Regulations.

Smith & Nephew - Five year Total Shareholder Return

(measured in UK sterling, based on monthly spot values)

However, as we, compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 70), when considering TSR performance in the context of the 2004 Performance Share Plan and Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Smith & Nephew - Five year Total Shareholder Return

(measured in US dollars, based on monthly spot values)

Joseph Papa

Chairman of Remuneration Committee

22 February 2012

76
Smith & Nephew Annual Report 2011

Accounts and other information

77
Smith & Nephew Annual Report 2011

Accounts and other information

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

The Directors are required to prepare Group accounts for each financial year, in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group accounts, the Directors are required to:

–	Select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;

–	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

–	Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s financial position and financial performance; and

–	State that the Group has complied with IFRS, subject to any material departures disclosed and explained in the accounts.

Under United Kingdom law the Directors have elected to prepare the Company accounts in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), which are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing the Company accounts, the Directors are required to:

–	Select suitable accounting policies and then apply them consistently;

–	Make judgements and estimates that are reasonable and prudent;

–	State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the accounts; and

–	Prepare the accounts on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

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

78
Smith & Nephew Annual Report 2011

Accounts and other information

Directors’ responsibility statement pursuant

to disclosure and transparency Rule 4

The Directors confirm that, to the best of each person’s knowledge:

–	the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

–	the Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

–	the “Business Review” and “Risk management” sections contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board, 22 February 2012

Susan Henderson

Company Secretary

79
Smith & Nephew Annual Report 2011

Accounts and other information

Independent auditor’s UK Report

Independent Auditor’s Report to the Members of Smith & Nephew plc

We have audited the Group accounts of Smith & Nephew plc for the year ended 31 December 2011 which comprise the Group Income Statement, the Group Statement of Comprehensive Income, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Equity and the related notes 1 to 24. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

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

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibility Statement set out on page 79 the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the accounts

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the Group financial statements:

–	give a true and fair view of the state of the Group’s affairs as at 31 December 2011 and of its profit for the year then ended;
–	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
–	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

80
Smith & Nephew Annual Report 2011

Accounts and other information

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	certain disclosures of directors’ remuneration specified by law are not made; or

–	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

–	the directors’ statement, set out on page 27, in relation to going concern; and

–	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code; and

–	certain elements of the report to shareholders by the Board on directors’ remuneration.

Other matter

We have reported separately on the Company financial statements of Smith & Nephew plc for the year ended 31 December 2011 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also compiled with IFRS as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2011 and of its profit for the year then ended.

Les Clifford (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

22 February 2012

81
Smith & Nephew Annual Report 2011

Accounts and other information

Independent auditor’s US Reports

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of

Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2011 and 2010, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2011 and 2010, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 22 February 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

22 February 2012

82
Smith & Nephew Annual Report 2011

Accounts and other information

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders

of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2011 and 2010, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2011 and our report dated 22 February 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

22 February 2012

83
Smith & Nephew Annual Report 2011

Accounts and other information

Group Income Statement

		Year ended 31 December 2011	Year ended 31 December 2010	Year ended 31 December 2009
	Notes	$ million	$ million	$ million
Revenue	2	4,270	3,962	3,772
Cost of goods sold		(1,140)	(1,031)	(1,030)
Gross profit		3,130	2,931	2,742
Selling, general and administrative expenses	3	(2,101)	(1,860)	(1,864)
Research and development expenses		(167)	(151)	(155)
Operating profit	2 & 3	862	920	723
Interest receivable	4	4	3	2
Interest payable	4	(12)	(18)	(42)
Other finance costs	4	(6)	(10)	(15)
Share of results of associates	11	–	–	2
Profit before taxation		848	895	670
Taxation	5	(266)	(280)	(198)
Attributable profit for the year (i)		582	615	472
Earnings per Ordinary Share (i)	6
Basic		65.3¢	69.3¢	53.4¢
Diluted		65.0¢	69.2¢	53.3¢

Group Statement of Comprehensive Income

	Year ended 31 December 2011	Year ended 31 December 2010	Year ended 31 December 2009
	$ million	$ million	$ million
Attributable profit for the year (i)	582	615	472
Other comprehensive income:
Cash flow hedges – interest rate swaps
– losses arising in the year	(1)	(1)	(3)
– losses transferred to income statement for the year	1	4	13
Cash flow hedges – forward foreign exchange contracts
– gains/(losses) arising in the year	1	(3)	(15)
– losses transferred to inventories for the year	13	1	7
Exchange differences on translation	(32)	66	63
Exchange on borrowings classified as net investment hedges	(4)	(14)	(3)
Actuarial (losses)/gains on retirement benefit obligations	(70)	26	41
Taxation on items relating to components of other comprehensive income (ii)	24	(7)	(12)
Other comprehensive income/(expense) for the year, net of taxation	(68)	72	91
Total comprehensive income for the year (i)	514	687	563

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

(ii)	Taxation on items relating to components of other comprehensive income comprises a credit of $27m related to retirement benefit obligations (2010 – charge of $7m, 2009 – charge of $12m) partly offset by a charge of $3m related to cash flow hedges (2010 – $nil, 2009 – $nil).

The Notes on pages 88 to 128 are an integral part of these accounts.

84
Smith & Nephew Annual Report 2011

Accounts and other information

Group Balance Sheet

		At 31 December 2011	At 31 December 2010
	Notes	$ million	$ million
Assets
Non–current assets:
Property, plant and equipment	7	783	787
Goodwill	8	1,096	1,101
Intangible assets	9	423	426
Investments	10	4	6
Investments in associates	11	13	13
Deferred tax assets	17	223	224
Trade and other receivables	13	–	22
		2,542	2,579
Current assets:
Inventories	12	859	923
Trade and other receivables	13	1,037	1,024
Cash and bank	15	184	207
		2,080	2,154
Assets held for sale	22	125	–
Total assets		4,747	4,733

Equity and liabilities
Equity attributable to equity holders of the parent:
Share capital	20	191	191
Share premium		413	396
Treasury shares	20	(766)	(778)
Other reserves		91	116
Retained earnings		3,258	2,848
Total equity		3,187	2,773
Non-current liabilities:
Long-term borrowings	15	16	642
Retirement benefit obligations	19	287	262
Other payables	14	8	–
Provisions	18	45	73
Deferred tax liabilities	17	66	69
		422	1,046
Current liabilities:
Bank overdrafts and loans	15	306	57
Trade and other payables	14	564	617
Provisions	18	78	37
Current tax payable		171	203
		1,119	914
Liabilities directly associated with assets held for sale	22	19	–
Total liabilities		1,560	1,960
Total equity and liabilities		4,747	4,733

The accounts were approved by the Board and authorised for issue on 22 February 2012 and are signed on its behalf by:

Sir John Buchanan	Olivier Bohuon	Adrian Hennah
Chairman	Chief Executive Officer	Chief Financial Officer

The Notes on pages 88 to 128 are an integral part of these accounts.

85
Smith & Nephew Annual Report 2011

Accounts and other information

Group Cash Flow Statement

		Year ended 31 December 2011	Year ended 31 December 2010	Year ended 31 December 2009
	Notes	$ million	$ million	$ million
Cash flows from operating activities
Profit before taxation		848	895	670
Net interest payable	4	8	15	40
Depreciation, amortisation and impairment		297	273	298
Loss on disposal of property, plant and equipment and software		9	15	14
Share based payments expense		30	21	18
Share of results of associates		–	–	(2)
Decrease in retirement benefit obligations		(44)	(31)	(2)
Decrease/(Increase) in inventories		40	21	(17)
(Increase)/Decrease in trade and other receivables		(47)	(100)	46
(Decrease)/Increase in trade and other payables and provisions		(6)	2	(35)
Cash generated from operations (i) (ii)		1,135	1,111	1,030
Interest received		4	3	2
Interest paid		(12)	(20)	(43)
Income taxes paid		(285)	(235)	(270)
Net cash inflow from operating activities		842	859	719
Cash flows from investing activities
Acquisitions (net of $2m of cash received in 2011)	22	(33)	–	(25)
Cash received from Plus settlement	22	–	–	137
Capital expenditure		(321)	(315)	(318)
Proceeds on disposal of property, plant and equipment and software		–	8	–
Net cash used in investing activities		(354)	(307)	(206)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		17	15	7
Treasury shares purchased		(6)	(5)	–
Proceeds of borrowings due within one year	21	78	17	–
Settlement of borrowings due within one year	21	(330)	–	(66)
Proceeds on borrowings due after one year	21	92	277	526
Settlement of borrowings due after one year	21	(232)	(714)	(814)
Proceeds from own shares		7	8	10
Settlement of currency swaps	21	(1)	(3)	(12)
Equity dividends paid	20	(146)	(132)	(120)
Net cash used in financing activities		(521)	(537)	(469)
Net (decrease)/increase in cash and cash equivalents		(33)	15	44
Cash and cash equivalents at beginning of year	21	195	174	122
Exchange adjustments	21	(1)	6	8
Cash and cash equivalents at end of year	21	161	195	174

(i)	Includes $20m (2010 – $16m, 2009 – $32m) of outgoings on restructuring and rationalisation expenses.

(ii)	Includes $1m (2010 – $nil, 2009 – $22m) of acquisition related costs and $3m (2010 – $5m, 2009 – $5m) unreimbursed by insurers relating to macrotextured knee revisions.

The Notes on pages 88 to 128 are an integral part of these accounts.

86
Smith & Nephew Annual Report 2011

Accounts and other information

Group Statement of Changes in Equity

	Share capital		Share premium		Treasury shares (ii)	Other reserves (iii)	Retained earnings		Total equity
	$	million	$	million	$ million	$ million	$	million	$	million
At 1 January 2009		190		375	(823)	1		1,956		1,699
Total comprehensive income (i)		–		–	–	62		501		563
Equity dividends declared and paid		–		–	–	–		(120)		(120)
Share based payments recognised		–		–	–	–		18		18
Deferred taxation on share based payments		–		–	–	–		2		2
Cost of shares transferred to beneficiaries		–		–	29	–		(19)		10
Issue of ordinary share capital (iv)		–		7	–	–		–		7
At 1 January 2010		190		382	(794)	63		2,338		2,179
Total comprehensive income (i)		–		–	–	53		634		687
Equity dividends declared and paid		–		–	–	–		(132)		(132)
Purchase of own shares		–		–	(5)	–		–		(5)
Share based payments recognised		–		–	–	–		21		21
Cost of shares transferred to beneficiaries		–		–	21	–		(13)		8
Issue of ordinary share capital (iv)		1		14	–	–		–		15
At 1 January 2011		191		396	(778)	116		2,848		2,773
Total comprehensive income (i)		–		–	–	(25)		539		514
Equity dividends declared and paid		–		–	–	–		(146)		(146)
Purchase of own shares		–		–	(6)	–		–		(6)
Share based payments recognised		–		–	–	–		30		30
Deferred taxation on share based payments		–		–	–	–		(2)		(2)
Cost of shares transferred to beneficiaries		–		–	18	–		(11)		7
Issue of ordinary share capital (iv)		–		17	–	–		–		17
At 31 December 2011		191		413	(766)	91		3,258		3,187

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

(ii)	Refer to Note 20 of the Group Financial Statements for further information.

(iii)	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate ruling on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation adjustments within Other Reserves at 31 December 2011 were $87m (2010 – $123m, 2009 – $71m).

(iv)	Issue of Ordinary Share Capital as a result of options being exercised.

The Notes on pages 88 to 128 are an integral part of these accounts.

87
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts

1        Basis of preparation

Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, “Group” means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices in the sectors of Orthopaedics, Endoscopy and Advanced Wound Management.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) effective as at 31 December 2011. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) effective as at 31 December 2011. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions; inventories, impairment, retirement benefits and contingencies and provisions, are discussed under Critical Accounting Policies within the “Business Review” section on page 28. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

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

A subsidiary is an entity controlled by the Group. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control, and continue to be consolidated until the date that such control ceases. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated on consolidation. All subsidiaries have year ends which are co-terminus with the Group’s.

Recognition of financial assets and liabilities

Financial assets and liabilities are recognised on a trade date basis in the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument. The Group carries borrowings in the Balance Sheet at amortised cost.

Foreign currencies

Balance sheet items of foreign operations and foreign currency borrowings are translated into US Dollars on consolidation at year-end rates of exchange. Income statement items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at average rates as an approximation to actual transaction rates, with actual transaction rates used for large one off transactions.

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

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2011	2010	2009
Average rates
Sterling	1.60	1.54	1.56
Euro	1.39	1.32	1.39
Swiss Franc	1.13	0.96	0.92
Year-end rates
Sterling	1.55	1.57	1.61
Euro	1.29	1.34	1.43
Swiss Franc	1.06	1.07	0.97

88
Smith & Nephew Annual Report 2011

Accounts and other information

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

No standard or interpretation coming into effect during the year had a significant effect on the reported results or the financial position of the Group.

The significant accounting policies adopted in the preparation of the Group’s accounts are explained with the relevant notes to the accounts.

2        Business segment information

For management purposes, the Group is organised into business segments according to the nature of its products and has three business segments – Orthopaedics, Endoscopy and Advanced Wound Management. The types of products and services offered by each business segment are:

–	Orthopaedic reconstruction implants include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery. Orthopaedic trauma fixation products consist of internal and external devices and other products, including shoulder fixation and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures. Clinical therapies products are those that are applied in an orthopaedic office or clinic setting and include bone growth stimulation, joint fluid therapies and outpatient spine products.

–	Smith & Nephew’s Endoscopy business develops and commercialises endoscopic (minimally invasive surgery) techniques, educational programmes and value-added services for surgeons to treat and repair soft tissue and articulating joints. The business focuses on the arthroscopy sector of the endoscopy market. Arthroscopy is the minimally invasive surgery of joints, in particular the knee, shoulder and hip.

–	Smith & Nephew’s Advanced Wound Management business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of wounds such as burns and invasive surgery that impact the wider population.

Management monitors the operating results of its business segments separately for the purposes of making decisions about resource allocation and performance assessment. Group financing (including interest receivable and payable) and income taxes are managed on a group basis and are not allocated to business segments.

The following tables present revenue, profit, asset and liability information regarding the Group’s operating segments. The share of results of associates is segmentally allocated to Orthopaedics.

2.1      Revenue by business segment and geography

Accounting policy

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

Business segment

	2011	2010	2009
	$ million	$ million	$ million
Revenue by business segment
Orthopaedics	2,312	2,195	2,135
Endoscopy	939	855	791
Advanced Wound Management	1,019	912	846
	4,270	3,962	3,772

There are no material sales between business segments.

89
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

Geographic

	2011	2010	2009
	$ million	$ million	$ million
Revenue by geographic market
United Kingdom	291	283	286
Continental Europe	1,118	1,032	1,027
United States	1,756	1,707	1,664
Africa, Asia, Australasia and Other America	1,105	940	795
	4,270	3,962	3,772
Revenue has been allocated by basis of origin. No revenue from a single customer is in excess of 10% of the Group’s revenue.

2.2       Trading and operating profit by business segment

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangibles and impairments; significant restructuring events; gains and losses arising from legal disputes; and uninsured losses. Operating profit reconciles to trading profit as follows:

		2011	2010	2009
	Notes	$ million	$ million	$ million
Operating profit		862	920	723
Acquisition related costs	3	–	–	26
Restructuring and rationalisation expenses	3	40	15	42
Amortisation of acquisition intangibles and impairments	8 & 9	36	34	66
Legal provision	3	23	–	–
Trading profit		961	969	857
Trading profit by business segment
Orthopaedics		492	536	508
Endoscopy		222	200	189
Advanced Wound Management		247	233	160
		961	969	857
Operating profit by business segment reconciled to attributable profit for the year
Orthopaedics		415	503	410
Endoscopy		215	197	169
Advanced Wound Management		232	220	144
Operating profit		862	920	723
Net interest payable		(8)	(15)	(40)
Other finance costs		(6)	(10)	(15)
Share of results of associates		–	–	2
Taxation		(266)	(280)	(198)
Attributable profit for the year		582	615	472

90
Smith & Nephew Annual Report 2011

Accounts and other information

2.3       Assets and liabilities by business segment and geography

Business segment

	2011	2010	2009
	$ million	$ million	$ million
Balance sheet
Assets:
Orthopaedics	2,550	2,778	2,656
Endoscopy	846	769	705
Advanced Wound Management	819	755	810
Operating assets by business segment	4,215	4,302	4,171
Assets held for sale (relating to Orthopaedics business segment)	125	–	–
Unallocated corporate assets	407	431	394
Total assets	4,747	4,733	4,565
Liabilities:
Orthopaedics	398	457	426
Endoscopy	128	124	111
Advanced Wound Management	169	146	194
Operating liabilities by business segment	695	727	731
Liabilities directly associated with assets held for sale (relating to Orthopaedics business segment)	19	–	–
Unallocated corporate liabilities	846	1,233	1,655
Total liabilities	1,560	1,960	2,386
Unallocated corporate assets and liabilities comprise the following:
	2011	2010	2009
	$ million	$ million	$ million
Deferred tax assets	223	224	202
Cash and bank	184	207	192
Unallocated corporate assets	407	431	394
Long-term borrowings	16	642	1,090
Retirement benefit obligations	287	262	322
Deferred tax liabilities	66	69	31
Bank overdrafts and loans due within one year	306	57	45
Current tax payable	171	203	167
Unallocated corporate liabilities	846	1,233	1,655

	2011	2010	2009
	$ million	$ million	$ million
Capital expenditure
Orthopaedics	241	227	235
Endoscopy	93	58	41
Advanced Wound Management	31	30	63
	365	315	339
Capital expenditure segmentally allocated above comprises:
	2011	2010	2009
	$ million	$ million	$ million
Additions to property, plant and equipment	229	250	216
Additions to intangible assets	92	65	102
Capital expenditure as per cash flow statement	321	315	318
Acquisitions – Goodwill	44	–	3
Acquisitions – Intangible assets	–	–	12
Acquisitions – Property, plant and equipment	–	–	6
Capital expenditure	365	315	339

91
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

	2011	2010	2009
	$ million	$ million	$ million
Depreciation, amortisation and impairment
Orthopaedics	209	195	206
Endoscopy	50	41	52
Advanced Wound Management	38	37	40
	297	273	298

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation of acquisition intangibles and impairments as follows:

	2011	2010	2009
	$ million	$ million	$ million
Impairment of intangibles and goodwill	–	–	32
Amortisation of acquisition intangibles	36	34	34
	36	34	66
Depreciation of property, plant and equipment	217	203	206
Amortisation of other intangible assets	42	34	26
Impairment of investments	2	2	–
	297	273	298

Impairments of $2m were recognised within operating profit in 2011 and included within the administrative expenses line (2010 – $2m, 2009 – $32m). This is segmentally allocated to Orthopaedics (2010 – Orthopaedics, 2009 – Orthopaedics $19m and Endoscopy $13m).

Geographic

	2011	2010
	$ million	$ million
Assets by geographic location
United Kingdom	283	301
Continental Europe	837	891
United States	920	942
Africa, Asia, Australasia and Other America	279	221
Non-current operating assets by geographic location	2,319	2,355
United Kingdom	190	176
Continental Europe	569	543
United States	762	873
Africa, Asia, Australasia and Other America	375	355
Current operating assets by geographic location	1,896	1,947
Assets held for sale	125	–
Unallocated corporate assets (see page 91)	407	431
Total assets	4,747	4,733

92
Smith & Nephew Annual Report 2011

Accounts and other information

2.4      Other business segment information

Other significant expenses recognised within operating profit

	2011	2010	2009
	$ million	$ million	$ million
Orthopaedics	26	8	22
Endoscopy	6	2	2
Advanced Wound Management	8	5	6
	40	15	30

The $40m incurred in 2011 relates to restructuring and rationalisation expenses (2010 – $15m relates to restructuring and rationalisation expenses, 2009 – $30m relates to acquisitions related costs and restructuring and rationalisation expenses).

	2011	2010	2009
	numbers	numbers	numbers
Average number of employees
Orthopaedics	5,280	5,045	4,853
Endoscopy	2,331	2,134	1,888
Advanced Wound Management	3,132	2,993	3,023
	10,743	10,172	9,764

3        Operating profit

Accounting policies

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

Advertising costs

Expenditure on advertising costs is expensed as incurred.

	2011	2010	2009
	$ million	$ million	$ million
Revenue	4,270	3,962	3,772
Cost of goods sold (i)	(1,140)	(1,031)	(1,030)
Gross profit	3,130	2,931	2,742
Research and development expenses	(167)	(151)	(155)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses (ii)	(1,526)	(1,414)	(1,351)
Administrative expenses (iii) (iv) (v)	(575)	(446)	(513)
	(2,101)	(1,860)	(1,864)
Operating profit	862	920	723

(i)	In 2011, $7m of restructuring and rationalisation expenses related to cost of goods sold (2010 – no restructuring and rationalisation expenses or acquisition related costs, 2009 – $15m of restructuring and rationalisation expenses and $12m of acquisition related costs).

(ii)	2011 includes $nil of restructuring and rationalisation expenses (2010 – $3m of restructuring and rationalisation expenses, 2009 – $7m of acquisition related costs and $10m of restructuring and rationalisation expenses).

(iii)	2011 includes $42m of amortisation of other intangible assets (2010 – $34m, 2009 – $26m).

(iv)	2011 includes $33m of restructuring and rationalisation expenses and $36m of amortisation acquisition intangibles (2010 – $12m of restructuring and rationalisation expenses and $34m of amortisation acquisition intangibles, 2009 – $7m of acquisition related costs, $17m of restructuring and rationalisation expenses and $66m of amortisation of acquisition intangibles and impairments).

(v)	2011 includes $23m relating to legal provision (2010 – $nil, 2009 – $nil).

(vi)	Items detailed in (i), (ii), (iv) and (v) are excluded from the calculation of trading profit.

93
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

Operating profit is stated after charging the following items:

	$million123456	$million123456	$million123456	$million123456
		2011	2010	2009
		$ million	$ million	$ million
Amortisation of acquisition intangibles		36	34	34
Amortisation of other intangible assets		42	34	26
Impairment of intangible assets and goodwill		–	–	32
Depreciation of property, plant and equipment		217	203	206
Loss on disposal of property, plant and equipment and software		9	15	14
Impairment of investments		2	2	–
Minimum operating lease payments for land and buildings		33	31	27
Minimum operating lease payments for other assets		32	28	28
Advertising costs		90	83	71
3.1 Staff costs Staff costs during the year amounted to:
		2011	2010	2009
	Notes	$ million	$ million	$ million
Wages and salaries		930	817	768
Social security costs		99	91	86
Pension costs (including retirement healthcare)	19	64	60	64
Share based payments	24	30	21	18
		1,123	989	936
3.2 Audit Fees – Information about the nature and cost of services provided by auditors
		2011	2010	2009
		$ million	$ million	$ million
Audit services: Group accounts		1	1	1
Other services:
Local statutory audit pursuant to legislation		2	2	2
Taxation services:
Compliance services		1	1	1
Advisory services		1	1	1
Total auditors’ remuneration		5	5	5
Arising:
In the UK		2	2	2
Outside the UK		3	3	3
		5	5	5

3.3      Restructuring and rationalisation expenses

In 2011, restructuring and rationalisation costs of $40m (2010 – $15m, 2009 – $42m) were incurred in the twelve month period to 31 December 2011. Charges of $14m (2010 – $15m, 2009 – $42m) related to the earnings improvement programme which was completed in the year. Charges of $26m (2010 – $nil) were also incurred, relating mainly to people costs associated with the structural and process changes announced in August 2011.

3.4      Legal provision

In 2011, the Group has established a provision of $23m in connection with the previously disclosed investigation by the U.S. Securities and Exchange Commission (“SEC”) and Department of Justice (“DOJ”) into potential violations of the U.S. Foreign Corrupt Practices Act in the medical devices industry.

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew has committed to pay slightly less than $23m in fines and profit disgorgement, maintain an enhanced compliance programme, and appoint an independent monitor for at least 18 months to review and report on its compliance programme.

94
Smith & Nephew Annual Report 2011

Accounts and other information

4        Interest and Other finance costs

4.1      Interest (payable)/receivable

	$million123456	$million123456	$million123456
	2011	2010	2009
	$ million	$ million	$ million
Interest receivable	4	3	2
Interest payable:
Bank borrowings	(6)	(7)	(16)
Other	(6)	(11)	(26)
	(12)	(18)	(42)
Net interest payable	(8)	(15)	(40)

Interest receivable includes net interest receivable of $1m (2010 – $nil, 2009 – $nil) on interest rate and currency swaps and interest payable includes $nil (2010 – $5m, 2009 – $23m) of net interest payable on currency and interest rate swaps. The gross interest receivable on these swaps was $4m (2010 – $4m, 2009 – $14m) and the gross interest payable was $3m (2010 – $9m, 2009 – $37m).

4.2      Other finance costs

	$million123456	$million123456	$million123456	$million123456
		2011	2010	2009
	Notes	$ million	$ million	$ million
Retirement benefits: Interest cost	19	(66)	(64)	(61)
Retirement benefits: Expected return on plan assets	19	59	55	48
Other		1	(1)	(2)
Other finance costs		(6)	(10)	(15)

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $3m gain in 2011 (2010 – net $8m gain, 2009 – net $14m gain). These amounts were fully matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

5        Taxation

Accounting policy

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date. The accounting policy for deferred taxation is set out in Note17.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is considered probable that a tax charge will arise and the amount can be reliably estimated. Although Group policy is to submit its tax returns to the relevant tax authorities as promptly as possible, at any time the Group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take many years to resolve. In estimating the probability and amount of any tax charge management takes into account the views of internal and external advisors and updates the amount of the provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

5.1      Taxation charge attributable to the Group

	$million123456	$million123456	$million123456
	2011	2010	2009
	$ million	$ million	$ million
Current taxation:
UK corporation tax at 26.5% (2010 – 28%, 2009 – 28%)	56	52	50
Overseas tax	214	238	189
Current income tax charge	270	290	239
Adjustments in respect of prior periods	(16)	(18)	(31)
Total current taxation	254	272	208
Deferred taxation
Origination and reversal of temporary differences	18	4	(7)
Changes in tax rates	(3)	(2)	–
Adjustments to estimated amounts arising in prior periods	(3)	6	(3)
Total deferred taxation	12	8	(10)
Total taxation as per the income statement	266	280	198
Deferred taxation in other comprehensive income	(24)	7	12
Deferred taxation in equity	2	–	(2)
Taxation attributable to the Group	244	287	208

95
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

The tax charge was reduced by $17m in 2011 (2010 – $10m, 2009 – $26m) as a consequence of restructuring and rationalisation expenses, acquisition related costs, amortisation of acquisition intangibles and legal provision.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 26.5% (2010 – 28%, 2009 – 28%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The average effective tax rate differs from the applicable rate as follows:

	$million	$million	$million
	2011	2010	2009
	%	%	%
UK standard rate	26.5	28.0	28.0
Non-deductible/non-taxable items	(0.5)	0.2	1.2
Prior year items	(1.6)	(1.5)	(4.8)
Tax losses incurred not relieved/(utilised not previously recognised)	0.3	(0.2)	(0.1)
Overseas income taxed at other than UK standard rate	6.7	4.8	5.3
Total effective tax rate	31.4	31.3	29.6

During the year the enacted UK tax rate applicable from 1 April 2012 was reduced to 25% and the UK Government announced policy to reduce the tax rate to 23% across the following three years. It is expected that if the stated policy is enacted deferred tax credits will arise.

6        Earnings per Ordinary Share

Accounting policy

Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders by the weighted average number of Ordinary Shares in issue during the year, excluding shares held by the Company in the Employees’ Share Trust or as treasury shares.

Adjusted earnings per share

Adjusted earnings per share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items, where material, as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; gains and losses arising from legal disputes and uninsured losses; and taxation thereon.

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

	2011	2010	2009
	$ million	$ million	$ million
Earnings
Attributable profit for the year	582	615	472
Adjusted attributable profit (see below)	664	654	580

Adjusted attributable profit
Attributable profit is reconciled to adjusted attributable profit as follows:

		2011	2010	2009
	Notes	$ million	$ million	$ million
Attributable profit for the year		582	615	472
Acquisition related costs	3	–	–	26
Restructuring and rationalisation expenses	3	40	15	42
Amortisation of acquisition intangibles and impairments	8 & 9	36	34	66
Legal provision		23	–	–
Taxation on excluded items	5	(17)	(10)	(26)
Adjusted attributable profit		664	654	580

96
Smith & Nephew Annual Report 2011

Accounts and other information

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

	2011	2010	2009
Number of shares (millions)
Basic weighted average number of shares	891	888	884
Dilutive impact of share options outstanding	4	1	1
Diluted weighted average number of shares	895	889	885
Earnings per Ordinary Share
Basic	65.3¢	69.3¢	53.4¢
Diluted	65.0¢	69.2¢	53.3¢
Adjusted: Basic	74.5¢	73.6¢	65.6¢
Adjusted: Diluted	74.2¢	73.6¢	65.5¢

Share options not included in the diluted EPS calculation because they were non–dilutive in the period totalled 12.9m (2010 – 2.5m, 2009 – 21.4m).

7        Property, plant and equipment

Accounting policies

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold buildings are depreciated on a straight-line basis over lives ranging between 20 and 50 years. Leasehold land and buildings are depreciated on a straight-line basis over the shorter of their estimated useful economic lives and the terms of the leases.

Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated residual value at the end of their working lives. Assets in course of construction are not depreciated until they are brought into use.

The useful lives and residual values of all property, plant and equipment are reviewed each financial year-end, and where adjustments are required, these are made prospectively.

Finance costs relating to the purchase or construction of property, plant and equipment and intangible assets that take longer than one year to complete are capitalised based on the Group weighted average borrowing costs. All other finance costs are expensed as incurred.

Impairment of assets

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

97
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

	Land and buildings		Plant and equipment		Assets in course of construction $ million	Total $ million
	Freehold $ million	Leasehold $ million	Instruments $ million	Other $ million
Cost
At 1 January 2010	129	52	889	784	27	1,881
Exchange adjustment	(2)	–	9	–	–	7
Additions	1	1	145	48	55	250
Disposals	(8)	–	(81)	(43)	(3)	(135)
Transfers	11	–	2	(3)	(12)	(2)
At 31 December 2010	131	53	964	786	67	2,001
Exchange adjustment	–	(1)	(13)	(7)	–	(21)
Additions	4	2	144	32	47	229
Disposals	(2)	(2)	(86)	–	–	(90)
Transfers	–	–	–	72	(72)	–
Transferred to assets held for sale	–	–	–	(5)	–	(5)
At 31 December 2011	133	52	1,009	878	42	2,114
Depreciation and impairment
At 1 January 2010	29	22	575	502	–	1,128
Exchange adjustment	(1)	–	7	(2)	–	4
Charge for the year	4	4	130	65	–	203
Disposals	(5)	(1)	(74)	(41)	–	(121)
Transfers	14	–	–	(14)	–	–
At 31 December 2010	41	25	638	510	–	1,214
Exchange adjustment	–	–	(9)	(6)	–	(15)
Charge for the year	4	3	139	71	–	217
Disposals	(2)	(1)	(80)	–	–	(83)
Transferred to assets held for sale	–	–	–	(2)	–	(2)
At 31 December 2011	43	27	688	573	–	1,331
Net book amounts
At 31 December 2011	90	25	321	305	42	783
At 31 December 2010	90	28	326	276	67	787

Land and buildings includes land with a cost of $14m (2010 – $10m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $12m (2010 – $14m) are included within land and buildings and $8m (2010 – $10m) are included within plant and equipment.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $9m (2010 – $15m).

8        Goodwill

Accounting policy

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (“CGU”) that is expected to benefit from the acquisition. The recoverable amount of CGUs to which goodwill has been allocated is tested for impairment annually. For purposes of impairment testing, goodwill is allocated to the related CGUs monitored by management, being the business segment level, Orthopaedics, Endoscopy and Advanced Wound Management.

In carrying out impairment reviews of goodwill a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ, or changes in expectations arise, impairment charges may be required which would adversely impact operating results. If the recoverable amount of the cash-generating unit is less than its carrying amount then an impairment loss is determined to have occurred. Any impairment losses that arise are recognised immediately in the income statement and are allocated first to reduce the carrying amount of goodwill and then to the carrying amounts of the other assets.

98
Smith & Nephew Annual Report 2011

Accounts and other information

		2011	2010
	Notes	$ million	$ million
Cost
At 1 January		1,108	1,100
Exchange adjustment		(12)	12
Acquisitions	22	44	–
Transferred to assets held for sale	22	(44)	–
Adjustment to contingent consideration		–	(4)
At 31 December		1,096	1,108
Impairment
At 1 January		7	7
Transferred to assets held for sale	22	(7)	–
At 31 December		–	7
Net book amounts		1,096	1,101

Each of the Group’s business segments represent a CGU and include goodwill as follows:

	2011	2010
	$ million	$ million
Orthopaedics	549	582
Endoscopy	323	280
Advanced Wound Management	224	239
	1,096	1,101

In September 2011 and 2010 impairment reviews were performed by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These are updated during December, taking into account significant events that occurred between September and December.

For each CGU, the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for five years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings. The five-year period is in line with the Group’s strategic planning process.

The calculation of value-in-use for the three identified CGUs is most sensitive to discount and growth rates as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Orthopaedics business is 10% (2010 – 11%), for the Endoscopy businesses it is 11% (2010 – 15%) and for the Advanced Wound Management business it is 9% (2010 – 10%).

In determining the growth rate used in the calculation of the value-in-use, the Group considered the annual sales growth and trading profit margins. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year. Growth rates for the five year period for the Orthopaedics business vary up to 6% (2010 – 9%), for the Endoscopy business up to 13% (2010 – 10%) and for the Advanced Wound Management business up to 8% (2010 – 8%).

Specific considerations and strategies taken into account in determining the sales growth and trading profit margin for each CGU are:

–	Orthopaedics – In the Orthopaedic CGU management intends to deliver growth through continuing to focus on the customer, high quality customer service and innovative product development, and through continuing to improve efficiencies.

–	Endoscopy – It is management’s intent to maintain and grow this CGU as the leading provider of endoscopic techniques and technologies for joint and ligament repair. This is driven partly through the growing acceptance of Endoscopy as a preferred surgical choice amongst physicians and patients, product innovation, high quality customer service, and supporting surgeon educational programmes.

–	Advanced Wound Management – Management intends to develop this CGU by focusing on the higher added value sectors of exudate and infection management through improved wound bed preparation, moist and active healing and negative pressure wound therapy, and by continuing to improve efficiency.

A long-term growth rate of 4% (2010 – 4%) in pre-tax cash flows is assumed after five years in calculating a terminal value for the Group’s CGUs. Management considers this to be an appropriate estimate based on the growth rates of the markets in which the Group operates.

Capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This is approximately 8% (2010 – 8%) of annual revenue.

99
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

Management has considered the following sensitivities:

–	Growth of market and market share – Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values.

–	Discount rate – Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 31% (2010 – 31%) for the Orthopaedics business, 43% (2010 – 43%) for the Endoscopy business and 51% (2010 – 53%) for the Advanced Wound Management business.

9        Intangible assets

Accounting policies

Intangible assets

Intangible assets acquired separately from a business combination (including purchased patents, know-how, trademarks, licences and distribution rights) are initially measured at cost. The cost of intangible assets acquired in a material business combination (referred to as acquisition intangibles) is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All intangible assets are amortised on a straight line basis over their estimated useful economic lives. The estimated useful economic life of an intangible asset ranges between three and 20 years depending on its nature. Internally generated intangible assets are expensed in the income statement as incurred.

Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware is capitalised as plant and equipment.

Impairment of assets

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

In carrying out impairment reviews of intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ, or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

100
Smith & Nephew Annual Report 2011

Accounts and other information

	Acquisition intangibles $ million	Software $ million	Distribution Rights $ million	Patents & Intellectual Property $ million	Total $ million
Cost
At 1 January 2010	417	111	67	91	686
Exchange adjustment	23	1	–	–	24
Additions	–	32	11	22	65
Disposals	–	(1)	(25)	–	(26)
Transfers	–	2	–	–	2
At 31 December 2010	440	145	53	113	751
Exchange adjustment	(4)	1	–	–	(3)
Additions	–	32	7	53	92
Disposals	–	(5)	–	(1)	(6)
Transferred to assets held for sale	–	(3)	–	(22)	(25)
At 31 December 2011	436	170	60	143	809

Amortisation and impairment
At 1 January 2010	159	29	35	51	274
Exchange adjustment	7	1	–	–	8
Charge for the year	34	17	14	3	68
Disposals	–	–	(25)	–	(25)
At 31 December 2010	200	47	24	54	325
Exchange adjustment	(2)	–	–	–	(2)
Charge for the year	36	22	10	10	78
Disposals	–	(3)	–	(1)	(4)
Transferred to assets held for sale	–	(1)	–	(10)	(11)
At 31 December 2011	234	65	34	53	386

Net book amounts
At 31 December 2011	202	105	26	90	423
At 31 December 2010	240	98	29	59	426

Commitments

The Group is contractually committed to four milestone payments, which total $60m (2010 -$60m), related to the US approval and commercialisation of DUROLANE which may become payable under the terms of the agreement with Q-MED AB signed in June 2006. This committment will transfer to the Group’s new associate as detailed in Note 22.

10        Investments

Accounting policy

Investments, other than those related to associates, are initially recorded at fair value plus transaction costs on the trade date. The Group has an investment in an entity that holds mainly unquoted equity securities, which by their very nature have no fixed maturity date or coupon rate. The investment is classed as “available-for-sale” and carried at fair value. The fair value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. The Group assesses whether there is objective evidence that the investment is impaired. Any objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities, whereupon an impairment is recognised as an expense immediately.

	2011	2010
	$ million	$ million
At 1 January	6	7
Impairment	(2)	(1)
At 31 December	4	6

101
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

11         Investments in associates

Accounting policy

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

	2011 $ million	2010 $ million
Share of results of associates:
Revenue	11	11
Operating costs and taxation	(11)	(11)
Profit after taxation recognised in the income statement	–	–
Dividends paid	–	(1)
Net (loss)/profit attributable to the Group	–	(1)
Investments in associates at 1 January	13	13
Exchange adjustment	–	1
Investments in associates at 31 December	13	13
Investments in associates is represented by:
Assets	10	11
Liabilities	(1)	(2)
Net assets	9	9
Goodwill	4	4
	13	13

12         Inventories

Accounting policy

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

	2011 $ million	2010 $ million	2009 $ million
Raw materials and consumables	140	159	157
Work-in-progress	24	23	28
Finished goods and goods for resale	695	741	748
	859	923	933

Reserves for excess and obsolete inventories were $322m (2010 – $322m, 2009 – $303m). During 2011, $65m was recognised as an expense within cost of goods sold resulting from the write down of excess and obsolete inventory (2010 – $66m, 2009 – $92m). The cost of inventories recognised as an expense and included in cost of goods sold amounted to $991m (2010 – $909m, 2009 – $866m).

No inventory is carried at fair value less costs to sell in any year.

102
Smith & Nephew Annual Report 2011

Accounts and other information

13        Trade and other receivables

Accounting policy

Loans and receivables are carried at amortised cost, less any allowances for uncollectible amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and other receivables are classified as ‘Trade and other receivables’ in the balance sheet.

The Group manages credit risk through credit limits which require authorisation commensurate with the size of the limit and which are regularly reviewed. Credit limit decisions are made based on available financial information and the business case. Significant receivables are regularly reviewed and monitored at Group level. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Furthermore the Group’s principal customers are backed by government and public or private medical insurance funding, which historically represent a lower risk of default. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Group does not hold any collateral as security.

	2011 $ million	2010 $ million	2009 $ million
Trade receivables	936	952	843
Less: provision for bad and doubtful debts	(36)	(49)	(47)
Trade receivables – net (loans and receivables)	900	903	796
Derivatives – forward foreign exchange contracts	21	23	13
Other receivables	50	55	71
Amounts owed by associates	–	–	2
Prepayments and accrued income	66	65	64
	1,037	1,046	946
Less non-current portion: Trade receivables	–	(22)	–
Current portion	1,037	1,024	946

All non-current receivables are due within five years from the balance sheet date.

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense (excluding the macrotextured claim) for the year was $42m (2010 – $30m, 2009 – $33m). Amounts due from insurers in respect of the macrotextured claim of $136m (2010 – $133m, 2009 – $128m) are included within other receivables and have been provided in full.

The amount of trade receivables that were past due but not impaired were as follows:

	2011 $ million	2010 $ million	2009 $ million
Past due not more than three months	198	168	202
Past due more than three months and not more than six months	51	52	56
Past due more than six months and not more than one year	59	57	46
Past due more than one year	94	59	80
	402	336	384
Neither past due nor impaired	534	616	459
Provision for bad and doubtful debts	(36)	(49)	(47)
Trade receivables – net (loans and receivables)	900	903	796

Movements in the provision for bad and doubtful debts were as follows:

At 1 January	49	47	40
Exchange adjustment	(1)	–	1
Receivables provided for during the year	42	30	33
Utilisation of provision	(34)	(28)	(27)
Provision transferred to assets held for sale	(20)	–	–
At 31 December	36	49	47

In 2011, no trade receivables from third parties are held under factoring agreements with recourse (2010 – $11m, 2009 – $20m). The amounts disclosed in prior years did not qualify for de-recognition as the Group retains part of the credit risk. The associated liability amounted to $4m in 2010 and $12m in 2009 and were accounted for as a part of current payables.

103
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

Trade receivables include amounts denominated in the following major currencies:

	2011	2010	2009
	$ million	$ million	$ million
US Dollar	238	282	281
Sterling	75	72	55
Euro	317	283	280
Other	270	266	180
Trade receivables – net (loans and receivables)	900	903	796

14        Payables

	2011	2010
	$ million	$ million
Trade and other payables due within one year
Trade and other payables	549	584
Derivatives – forward foreign exchange contracts	12	33
Acquisition consideration	3	–
	564	617
Other payables due after one year:
Acquisition consideration	8	–

The acquisition consideration due after more than one year is expected to be payable as follows: $8m in 2014 (2010 – $nil).

15        Cash and borrowings

15.1        Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash and bank.

	2011	2010
	$ million	$ million
Bank overdrafts and loans due within one year	306	57
Long-term borrowings	16	642
Borrowings	322	699
Cash and bank	(184)	(207)
Net debt	138	492

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2011:
Bank loans	280	1	–	–	–	–	281
Bank overdrafts	23	–	–	–	–	–	23
Finance lease liabilities	3	1	2	2	2	8	18
	306	2	2	2	2	8	322
At 31 December 2010:
Bank loans	41	498	–	126	–	–	665
Bank overdrafts	12	–	–	–	–	–	12
Finance lease liabilities	4	2	2	2	2	10	22
	57	500	2	128	2	10	699

104
Smith & Nephew Annual Report 2011

Accounts and other information

15.2        Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2011 $ million	2010 $ million
Finance lease liabilities – due within one year	3	4
Finance lease liabilities – due after one year	15	18
Total amount of secured borrowings	18	22
Total net book value of assets pledged as security:
Property, plant and equipment	20	22
	20	22

15.3        Currency swap analysis

All currency swaps are stated at fair value. Gross US Dollar equivalents of $112m (2010 – $61m) receivable and $112m (2010 – $61m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2011 and 2010 to hedge intragroup loans and other monetary items.

Currency swaps mature as follows:

	Amount receivable	Amount payable
At 31 December 2011	$ million	Currency million
Within one year:
Euro	1	EUR 1
Japanese Yen	20	JPY 1,500
Canadian Dollar	33	CAD 34
	54

	Amount receivable	Amount payable
At 31 December 2011	Currency million	$ million
Within one year:
Swiss Franc	CHF 18	19
Swedish Krona	SEK 20	3
Australian Dollar	AUD 36	36
		58

	Amount receivable	Amount payable
At 31 December 2010	$ million	Currency million
Within one year:
Japanese Yen	18	JPY 1,500
Canadian Dollar	25	CAD 24
	43

	Amount receivable	Amount payable
At 31 December 2010	Currency million	$ million
Within one year:
New Zealand Dollar	NZD 5	4
Australian Dollar	AUD 14	14
		18

105
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

15.4        Liquidity risk exposures

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

Bank loans and overdrafts represent drawings under total committed facilities of $1,259m (2010 – $1,511m) and total uncommitted facilities of $375m (2010 – $332m). The Group has undrawn committed facilities of $1,003m (2010 – $884m). Of the undrawn committed facilities, $1,000m expires after two but within five years (2010 – $7m expired within one year and $877m after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which approximates to fair value.

In December 2010, the Company reviewed and replaced its principal banking facilities ahead of their maturity in May 2012. The Company reduced its $1 billion 5-year term loan to $245m as at 31 December 2011. The interest rate for this multi-currency facility, at 20 basis points over LIBOR, is unchanged. Smith & Nephew also has an undrawn 5 year $1 billion multi-currency revolving facility with an initial interest rate of 70 basis points over LIBOR. The commitment fee on the undrawn amount of the revolving facility is 24.5 basis points. The Company is subject to restrictive covenants under the facility agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt, EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2011, the Company was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

15.5        Year-end financial liabilities by contractual maturity

The table below analyses the Group’s year-end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2011
Non-derivative financial liabilities:
Bank overdrafts and loans	305	–	–	–	305
Trade and other payables	549	–	–	–	549
Finance lease liabilities	4	3	9	9	25
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,053	–	–	–	1,053
Currency swaps/forward foreign exchange contracts – inflow	(1,052)	–	–	–	(1,052)
	859	3	9	9	880
At 31 December 2010
Non-derivative financial liabilities:
Bank overdrafts and loans	59	500	130	–	689
Trade and other payables	584	–	–	–	584
Finance lease liabilities	5	4	9	12	30
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,008	–	–	–	1,008
Currency swaps/forward foreign exchange contracts – inflow	(1,000)	–	–	–	(1,000)
Interest rate basis swaps – gross outflow	2	–	–	–	2
Interest rate basis swaps – gross inflow	(2)	–	–	–	(2)
	656	504	139	12	1,311

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

106
Smith & Nephew Annual Report 2011

Accounts and other information

15.6        Finance leases

Accounting policy

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

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2011 $ million	2010 $ million
Within one year	4	5
After one and within two years	3	4
After two and within three years	3	3
After three and within four years	3	3
After four and within five years	3	3
After five years	9	12
Total minimum lease payments	25	30
Discounted by imputed interest	(7)	(8)
Present value of minimum lease payments	18	22

Present value of minimum lease payments can be split out as: $3m (2010 – $4m) due within one year, $7m (2010 – $8m) due between one to five years and $8m (2010 – $10m) due after five years.

16         Financial instruments and risk management

Accounting policy

Derivative Financial Instruments

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at subsequent balance sheet dates. The fair value of forward foreign exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments and includes counterparty credit risk.

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

Currency swaps to match foreign currency net assets with foreign currency liabilities are fair valued at year-end. Changes in the fair values of currency swaps that are designated and effective as net investment hedges are matched in other comprehensive income against changes in value of the related net assets.

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

16.1    Foreign exchange exposures

The Group operates in over 90 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to limit the impact of foreign exchange movements on equity by holding liabilities where practical in the same currencies as the Group’s non US Dollar assets. These liabilities take the form of either borrowings or currency swaps. The Group designates a portion of foreign currency borrowings in non-operating units as net investment hedges. As at 31 December 2011, CHF32m (2010 – CHF125m) of Group borrowings were designated as net investment hedges; the movement in the fair value of these hedges attributable to changes in exchange rates is recognised directly in reserves. The fair value of these hedges at 31 December 2011 was $34m (2010 – $134m). It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

107
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within twelve months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further twelve month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2011, the Group had contracted to exchange within one year the equivalent of $940m (2010 – $944m).

Based on the Group’s borrowings as at 31 December 2011, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $11m (2010 – $24m). In respect of borrowings held in a different currency to the relevant reporting entity, if the US_Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $16m (2010 – $35m). Excluding borrowings designated as net investment hedges, the increase would be $13m (2010 – $21m); this increase would be fully offset by corresponding movements in group loan values.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2011 would have been $17m lower (2010 – $20m), which would be recognised through the hedging reserve. Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2011 would have been $24m_higher (2010 – $19m).

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2011 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Since it is the Group’s policy to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges, the net impact of transaction related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant.

16.2        Interest rate exposures

The Group is exposed to interest rate risk on cash, borrowings and currency swaps which are all at floating rates. The Group uses floating to fixed interest swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest rate swaps match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items. At 31 December 2011 the Group had no interest rate swaps, at 31_December 2010 interest rates had been fixed on borrowings totalling $98m for a period of six months and $112m for a period of one year.

Based on the Group’s gross borrowings as at 31 December 2011, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $4m (2010 – $5m). Excluding the impact of the Group’s interest rate hedges, the increase in the interest charge would be $4m (2010 – $7m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

16.3        Credit risk exposures

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

The maximum credit risk exposure on derivatives at 31 December 2011 was $21m (2010 – $23m), being the total debit fair values on forward foreign exchange contracts, interest rate swaps and currency swaps. The maximum credit risk exposure on cash and bank at 31 December 2011 was $184m (2010 – $207m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

108
Smith & Nephew Annual Report 2011

Accounts and other information

16.4        Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2011:
US Dollar	85	58	143	126	17	7.1	5
Swiss Franc	35	–	35	35	–	3.0	2
Euro	126	1	127	126	1	5.0	2
Other	76	53	129	129	–	–	–
Total interest bearing liabilities	322	112	434	416	18
At 31 December 2010:
US Dollar	294	18	312	244	68	2.5	2
Swiss Franc	137	–	137	80	57	0.6	1
Euro	167	–	167	100	67	1.0	1
Other	101	43	144	104	40	0.9	1
Total interest bearing liabilities	699	61	760	528	232

At 31 December 2011, $18m (2010 – $22m) of fixed rate liabilities relate to finance leases and $nil (2010 – $210m) relate to hedged borrowings under the $245m term facility. In 2011, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars, Euro and Yen) totalling $11m (2010 – $nil, 2009 – $46m) on which no interest was payable (see Note 14). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2011 was 2% (2010 – 1%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million
At 31 December 2011:
US Dollars	56	56	112	112
Other	128	56	184	184
Total interest bearing assets	184	112	296	296
At 31 December 2010:
US Dollars	46	43	89	89
Other	161	18	179	179
Total interest bearing assets	207	61	268	268

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2011 or 31 December 2010.

16.5        Fair value of financial assets and liabilities

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

Forward foreign exchange contracts are recorded at fair value. These are regarded as Level 2 financial instruments measured at fair value. Level 2 financial investments are defined as: Valuation techniques for which all observable inputs have a significant effect on the recorded fair values, either directly or indirectly. The Group only has Level 2 financial instruments measured at fair value.

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

109
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

As at 31 December 2011 and 31 December 2010, the mark-to-market value of a derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year-end. At 31 December 2011 and 31 December 2010, the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

17        Deferred taxation

Accounting policy

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

	2011 $ million	2010 $ million
Deferred tax assets	223	224
Deferred tax liabilities	(66)	(69)
Net position at 31 December	157	155

The movement in the year in the Group’s net deferred tax position was as follows:

	Notes	2011 $ million	2010 $ million
At 1 January		155	171
Exchange adjustment		(1)	(1)
Movement in income statement – current year		(15)	(4)
Movement in income statement – prior years		3	(4)
Movement in other comprehensive income		24	(7)
Movement in shareholders’ equity		(2)	–
Transfers		(7)	–
At 31 December		157	155

110
Smith & Nephew Annual Report 2011

Accounts and other information

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement benefit obligation $ million	Macro- textured claim $ million	Other $ million	Total $ million
Deferred tax assets:
At 1 January 2010	54	52	96	202
Exchange adjustment	–	–	1	1
Movement in income statement – current year	(5)	–	18	13
Movement in income statement – prior years	–	–	(1)	(1)
Movement in other comprehensive income	6	–	–	6
Transfers	(1)	–	4	3
At 31 December 2010	54	52	118	224
Exchange adjustment	–	–	(2)	(2)
Movement in income statement – current year	(7)	–	(11)	(18)
Movement in income statement – prior years	–	–	(2)	(2)
Movement in other comprehensive income	31	–	–	31
Charge to equity	–	–	(1)	(1)
Transfers	1	–	(10)	(9)
At 31 December 2011	79	52	92	223

The Group has unused tax losses of $29m (2010 – $21m) available for offset against future profits. A deferred tax asset has been recognised in respect of $1m (2010 – $1m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

	Accelerated tax depreciation $ million	Intangible assets $ million	Other $ million	Total $ million
Deferred tax liabilities:
At 1 January 2010	(35)	(34)	38	(31)
Exchange adjustment	2	(1)	(3)	(2)
Movement in income statement – current year	2	4	(23)	(17)
Movement in income statement – prior years	1	1	(5)	(3)
Movement in other comprehensive income	–	–	(13)	(13)
Transfers	5	(3)	(5)	(3)
At 31 December 2010	(25)	(33)	(11)	(69)
Exchange adjustment	1	–	–	1
Movement in income statement – current year	3	5	(5)	3
Movement in income statement – prior years	(2)	–	7	5
Movement in other comprehensive income	–	–	(7)	(7)
Charge to equity	–	–	(1)	(1)
Transfers	(5)	1	6	2
At 31 December 2011	(28)	(27)	(11)	(66)

111
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

18        Provisions and contingencies

Accounting policy

In the normal course of business the Group is involved in numerous legal disputes. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties legal and associated expenses are charged to the income statement as incurred. Contingent assets are not recognised in the accounts unless they are virtually certain of being realised.

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

18.1        Provisions

	Rationalisation provisions $ million	Legal and other provision $ million	Total $ million
At 1 January 2011	14	96	110
Charge to income statement	22	44	66
Utilisation/Released	(10)	(43)	(53)
At 31 December 2011	26	97	123
Provisions – due within one year	26	52	78
Provisions – due after one year	–	45	45
At 31 December 2011	26	97	123
Provisions – due within one year	14	23	37
Provisions – due after one year	–	73	73
At 31 December 2010	14	96	110

The principal provisions within rationalisation provisions relate to the rationalisation of operational sites (mainly severance and legal costs) arising from the legacy earnings improvement programme and people costs associated with the structural and process changes announced in August 2011.

Included within the legal and other provision is:

–	$17m (2010 – $20m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 18.2).

–	$23m (2010 – $nil) in connection with the previously disclosed investigation by the U.S. Securities and Exchange Commission (“SEC”) and Department of Justice (“DOJ”) into potential violations of the U.S. Foreign Corrupt Practices Act in the medical devices industry. On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew has committed to pay approximately $23m in fines and profit disgorgement, maintain an enhanced compliance programme, and appoint an independent monitor for at least 18 months to review and report on its compliance programme.

–	The remaining balance largely represents provisions for various litigation and patent disputes.

All provisions are expected to be substantially utilised within three years of 31 December 2011 and none are treated as financial instruments.

18.2        Contingencies

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but management believes none of them will result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

112
Smith & Nephew Annual Report 2011

Accounts and other information

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost at 31 December 2011 related to this matter is approximately $214m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US District Court for the Western District of Tennessee, and trial is expected to commence in 2013. An additional $22m was received from a successful settlement with a third party.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $17m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, there can be no assurance on this point.

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and, in some cases, breach of licence agreement. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain with costs and settlements often significant.

19        Retirement benefit obligations

Accounting policy

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

The defined benefit obligation is calculated annually by external actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates that reference high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating to the terms of the related pension liability.

A number of key assumptions have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet assets and liabilities, operating profit and finance income/(costs). The most critical assumptions are the discount rate, the rate of inflation and mortality assumptions to be applied to future pension plan liabilities. The most important assumption for the plan assets is the future expected return. In determining these assumptions management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

Where defined contribution plans operate, the contributions to these plans are charged to operating profit as they become payable.

19.1        Retirement benefit obligations

The Group’s retirement benefit obligations comprise:

	2011 $ million	2010 $ million
Funded Plans:
UK Plan	24	59
US Plan	168	110
Other Plans (i)	33	36
	225	205

Unfunded Plans:
Other Plans (i)	24	22
Retirement Healthcare	38	35
	287	262

(i)	The analysis in this note for “Other Plans” combines both the funded and unfunded retirement benefit obligations.

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

113
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

19.2        Principal actuarial assumptions:

	2011	2010 % per annum	2009
UK Plan:
Discount rate	4.9	5.5	5.7
Expected return on plan assets (i)	5.1	5.9	6.4
Expected rate of salary increases	5.1	5.5	5.6
Future pension increases	3.1	3.5	3.6
Inflation (RPI)	3.1	3.5	3.6
Inflation (CPI)	2.1	3.0	N/A
Life expectancy of male aged 60 (in years)	28.6	28.2	28.1
Life expectancy of male aged 60 in 20 years’ time (in years)	31.0	31.5	31.3
US Plan:
Discount rate	4.6	5.6	6.0
Expected return on plan assets (i)	7.1	7.5	7.5
Expected rate of salary increases	4.5	4.7	4.7
Future pension increases	–	–	–
Inflation	2.5	2.7	2.7
Life expectancy of male aged 60 (in years)	22.8	22.8	23.0
Life expectancy of male aged 60 in 20 years’ time (in years)	24.5	24.7	25.8
Other Plans:
Discount rate (ii)	3.9	4.2	4.6
Expected return on plan assets (i) (ii)	4.5	5.1	5.0
Expected rate of salary increases (ii)	3.3	3.0	3.3
Future pension increases (ii)	2.2	2.3	1.9
Inflation (ii)	1.9	2.1	1.0

(i)	The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii)	Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

19.3        Pension costs (including retirement healthcare):

	2011 $ million	2010 $ million	2009 $ million
Current service cost – employer’s portion	28	26	26
Other finance cost	66	64	61
Expected return on assets in the plan	(59)	(55)	(48)
Net defined benefit pension costs	35	35	39
Net defined contribution pension costs	29	25	25
Total pension costs charged to profit before taxation	64	60	64

Of the $64m (2010 – $60m, 2009 – $64m) net cost for the year, $57m (2010 – $51m, 2009 – $51m) was charged to operating profit. The interest cost and expected return on plan assets are reported as other finance costs.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2011, there were $nil outstanding payments due to be paid over to the plans (2010 – $nil, 2009 – $nil).

114
Smith & Nephew Annual Report 2011

Accounts and other information

19.4        Actuarial (losses)/gains recognised in Group Statement of Comprehensive Income:

	2011 $ million	2010 $ million	2009 $ million
Experience gains in pension scheme assets	9	34	71
Experience gains on scheme liabilities	–	21	17
Losses due to changes in assumptions underlying scheme liabilities	(79)	(29)	(47)
	(70)	26	41

The actuarial losses of $70m (2010 – gain of $26m, 2009 – gain of $41m) were reported in the statement of other comprehensive income making the cumulative charge to date $298m (2010 – $228m, 2009 – $254m).

The contributions made in the year in respect of defined benefit plans were: UK Plan $37m (2010 – $37m, 2009 – $19m); US Plan $30m (2010 – $20m, 2009 – $14m); and Other Plans $9m (2010 – $8m, 2009 – $8m). The agreed contributions for 2012 in respect of the Group’s defined benefit plans are: $37m for the UK Plan (including $29m of supplementary payments), $27m for the US Plan and $7m for other defined benefit plans.

19.5         Scheme assets

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return %	Value $ million	Rate of Return %	Value $ million	Rate of Return %	Value $ million
31 December 2011
Equities	7.2	248	8.8	196	8.2	6
Bonds	3.2	353	3.0	93	3.3	42
Other	6.7	55	2.3	9	4.5	61
Market value of assets		656		298		109
Present value of defined benefit obligations		(680)		(466)		(166)
Deficit: non-current liability recognised in the balance sheet		(24)		(168)		(57)
31 December 2010
Equities	7.4	324	8.4	192	8.3	33
Bonds	4.0	262	4.2	70	4.5	33
Property	–	–	–	–	5.8	5
Other	4.1	9	2.8	10	4.1	29
Market value of assets		595		272		100
Present value of defined benefit obligations		(654)		(382)		(158)
Deficit: non-current liability recognised in the balance sheet		(59)		(110)		(58)

The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans as at 31 December for the last two years:

	UK Plan		US Plan		Other Plans
%	2011	2010	2011	2010	2011	2010
Asset Category:
Equity securities	38	55	66	71	6	33
Debt securities	54	44	31	26	38	33
Property	–	–	–	–	–	5
Other	8	1	3	3	56	29
Total	100	100	100	100	100	100

115
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

A reconciliation of the fair value of plan assets is shown in the following tables:

	UK Plan $ million	US Plan $ million	Other Plans $ million	Retirement Healthcare $ million	Total $ million
Fair value of plan assets at 1 January 2010	534	234	87	–	855
Expected return on plan assets	33	17	5	–	55
Settlements to members	–	–	(2)	–	(2)
Experience gains/(losses) on plan assets	26	11	(3)	–	34
Plan participant contributions	2	–	6	–	8
Company contributions	37	20	8	–	65
Benefits paid	(21)	(10)	(5)	–	(36)
Exchange adjustment	(16)	–	4	–	(12)
Fair value of plan assets at 31 December 2010	595	272	100	–	967
Expected return on plan assets	35	19	5	–	59
Experience gains/(losses) on plan assets	20	(12)	1	–	9
Plan participant contributions	1	–	3	–	4
Company contributions	37	30	9	–	76
Benefits paid	(23)	(11)	(6)	–	(40)
Exchange adjustment	(9)	–	(3)	–	(12)
Fair value of plan assets at 31 December 2011	656	298	109	–	1,063

19.6        Present value of defined benefit obligations

A reconciliation of the present value of defined benefit obligations is shown in the following tables:

	UK Plan $ million	US Plan $ million	Other Plans $ million	Retirement Healthcare $ million	Total $ million
Present value of defined benefit obligations at 1 January 2010	668	343	137	29	1,177
Current service cost	9	8	9	–	26
Settlements to members	–	–	(2)	–	(2)
Other finance cost	36	20	6	2	64
Experience (gains)/losses on plan liabilities	(21)	2	(2)	–	(21)
Losses on change of assumptions	1	19	4	5	29
Plan participant contributions	2	–	6	–	8
Benefits paid	(21)	(10)	(5)	(1)	(37)
Exchange adjustment	(20)	–	5	–	(15)
Present value of defined benefit obligations at 31 December 2010	654	382	158	35	1,229
Current service cost	10	9	9	–	28
Other finance cost	36	21	7	2	66
Experience losses/(gains) on plan liabilities	6	(1)	(3)	(2)	–
Losses on change of assumptions	6	66	2	5	79
Plan participant contributions	1	–	3	–	4
Benefits paid	(23)	(11)	(6)	–	(40)
Benefits paid directly by employer	(1)	–	–	(2)	(3)
Exchange adjustment	(9)	–	(4)	–	(13)
Present value of defined benefit obligations at 31 December 2011	680	466	166	38	1,350

116
Smith & Nephew Annual Report 2011

Accounts and other information

19.7        History of experience adjustments

The history of experience adjustments is as follows:

				Experience (losses)/gains on plan liabilities		Experience gains/(losses) on plan assets
	Present value of Defined benefit obligations $ million	Fair value of plan assets $ million	Deficit in plan $ million	Amount – gain/(loss) $ million	Percentage of plan liabilities %	Amount – gain/(loss) $ million	Percentage of plan assets %
At 31 December 2011:
UK Plan	(680)	656	(24)	(6)	1	20	3
US Plan	(466)	298	(168)	1	–	(12)	4
Other Plans	(166)	109	(57)	3	2	1	1
At 31 December 2010:
UK Plan	(654)	595	(59)	21	3	26	4
US Plan	(382)	272	(110)	(2)	–	11	4
Other Plans	(158)	100	(58)	2	1	(3)	3
At 31 December 2009:
UK Plan	(668)	534	(134)	10	2	36	7
US Plan	(343)	234	(109)	–	–	34	15
Other Plans	(137)	87	(50)	7	5	1	1
At 31 December 2008:
UK Plan	(516)	416	(100)	1	–	(126)	30
US Plan	(337)	180	(157)	(5)	1	(100)	56
Other Plans	(141)	76	(65)	5	4	(10)	13
At 31 December 2007:
UK Plan	(753)	673	(80)	–	–	8	1
US Plan	(283)	256	(27)	1	–	(5)	2
Other Plans	(145)	98	(47)	(1)	1	12	12

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $2m (2010 – $2m, 2009 – $2m). The amount receivable at 31 December 2011 was $nil (2010 – $nil, 2009 – $nil).

19.8        Retirement healthcare

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2011		2010		2009
% per annum	UK	US	UK	US	UK	US
Discount rate	4.9	4.6	5.5	5.6	5.7	6.0
Medical cost inflation	7.0	8.0	7.0	8.0	7.0	8.0

A one percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2011 by more than $2m (2010 – more than $2m, 2009 – more than $2m).

For the US the retirement healthcare cost trend for 2012 is expected to be 3.4% above the discount rate. Thereafter the healthcare cost trend rate is assumed to decrease by 0.5% per year to an ultimate rate of 5%. For the UK it will remain flat at 7%.

117
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

20        Equity

20.1        Share capital

	Ordinary Shares		Deferred Shares
	(20¢)		(£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2009	1,223,591	245	50	–	245
At 31 December 2010	1,223,591	245	50	–	245
At 31 December 2011	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2009	949,890	190	50	–	190
Share options	1,131	–	–	–	–
At 31 December 2009	951,021	190	50	–	190
Share options	1,816	1	–	–	1
At 31 December 2010	952,837	191	50	–	191
Share options	1,991	–	–	–	–
At 31 December 2011	954,828	191	50	–	191

The deferred shares were issued in 2006 in order to comply with English Company law. They are not listed on any stock exchange and have extremely limited rights and effectively have no value. These rights are summarised as follows:

–	The holder shall not be entitled to participate in the profits of the Company;

–	The holder shall not have any right to participate in any distribution of the Company’s assets on a winding up or other distribution except that after the return of the nominal amount paid up on each share in the capital of the Company of any class other than the Deferred Shares and the distribution of a further $1,000 in respect of each such share there shall be distributed to a holder of a Deferred Share (for each Deferred Share held by him) an amount equal to the nominal value of the Deferred Share;

–	The holder shall not be entitled to receive notice, attend, speak or vote at any general meeting of the Company; and

–	The Company may create, allot and issue further shares or reduce or repay the whole or any part of its share capital or other capital reserves without obtaining the consent of the holders of the Deferred Shares.

The Group’s objectives when managing capital are to ensure the Group has adequate funds to continue as a going concern and sufficient flexibility within the capital structure to fund the on-going growth of the business and to take advantage of business development opportunities including acquisitions.

The Group determines the amount of capital taking into account changes in business risks and future cash requirements. The Group reviews its capital structure on an on-going basis and uses share buy-backs, dividends and the issue of new shares to adjust the retained capital.

The Group considers the capital that it manages to be as follows:

	2011 $ million	2010 $ million	2009 $ million
Share capital	191	191	190
Share premium	413	396	382
Treasury shares	(766)	(778)	(794)
Retained earnings and other reserves	3,349	2,964	2,401
	3,187	2,773	2,179

118
Smith & Nephew Annual Report 2011

Accounts and other information

20.2        Treasury shares

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

	Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2010	793	1	794
Shares purchased	–	5	5
Shares transferred from treasury	(19)	19	–
Shares transferred to group beneficiaries	(5)	(16)	(21)
At 31 December 2010	769	9	778
Shares purchased	–	6	6
Shares transferred from treasury	(14)	14	–
Shares transferred to group beneficiaries	(5)	(13)	(18)
At 31 December 2011	750	16	766

	No of shares million	No of shares million	No of shares million
At 1 January 2010	64.7	0.1	64.8
Shares purchased	–	0.6	0.6
Shares transferred from treasury	(1.6)	1.6	–
Shares transferred to group beneficiaries	(0.4)	(1.5)	(1.9)
At 31 December 2010	62.7	0.8	63.5
Shares purchased	–	0.6	0.6
Shares transferred from treasury	(1.1)	1.1	–
Shares transferred to group beneficiaries	(0.4)	(1.1)	(1.5)
At 31 December 2011	61.2	1.4	62.6

20.3        Dividends

	74.00	74.00	74.00
	2011 $ million	2010 $ million	2009 $ million
The following dividends were declared and paid in the year:
Ordinary final of 9.82¢ for 2010 (2009 – 8.93¢, 2008 – 8.12¢) paid 19 May 2011	88	79	72
Ordinary interim of 6.6¢ for 2011 (2010 – 6.00¢, 2009 – 5.46¢) paid 1 November 2011	58	53	48
	146	132	120

A final dividend for 2011 of 10.80 US cents per Ordinary Share was proposed by the Board on 1 February 2012 and will be paid, subject to shareholder approval, on 9 May 2012 to shareholders on the Register of Members on 20 April 2012. The estimated amount of this dividend on 22 February 2012 was $96m.

119
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

21        Cash Flow Statement

Accounting policy

In the Group Cash Flow Statement, cash and cash equivalents includes cash in hand, deposits held with banks, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group Balance Sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt

	Borrowings
	Cash $ million	Overdrafts $ million	due within one year $ million	due after one year $ million	Net currency swaps $ million	Total $ million
At 1 January 2009	145	(23)	(92)	(1,358)	(4)	(1,332)
Net cash flow	38	6	66	288	12	410
Exchange adjustment	9	(1)	(1)	(20)	(8)	(21)
At 31 December 2009	192	(18)	(27)	(1,090)	–	(943)
Net cash flow	9	6	(17)	437	3	438
Exchange adjustment	6	–	(1)	11	(3)	13
At 31 December 2010	207	(12)	(45)	(642)	–	(492)
Net cash flow	(21)	(12)	252	140	1	360
Other non-cash changes	–	–	(517)	517	–	–
Exchange adjustment	(2)	1	27	(31)	(1)	(6)
At 31 December 2011	184	(23)	(283)	(16)	–	(138)

Reconciliation of net cash flow to movement in net debt

	2011 $ million	2010 $ million	2009 $ million
Change in cash net of overdrafts in the year	(33)	15	44
Settlement of currency swaps	1	3	12
Net change in borrowings	392	420	354
Change in net debt from net cash flow	360	438	410
Exchange adjustment	(6)	13	(21)
Change in net debt in the year	354	451	389
Opening net debt	(492)	(943)	(1,332)
Closing net debt	(138)	(492)	(943)

Cash and cash equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.

	2011 $ million	2010 $ million	2009 $ million
Cash at bank and in hand	184	207	192
Bank overdrafts	(23)	(12)	(18)
Cash and cash equivalents	161	195	174

22        Acquisitions and assets held for sale

Accounting policy

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

No “acquisition related costs” were incurred in 2011 or 2010. In 2009, $26m of acquisition costs related to the integration of the Plus business.

120
Smith & Nephew Annual Report 2011

Accounts and other information

22.1        Acquisitions

Year ended 31 December 2011

On 23 June 2011, Smith & Nephew acquired 100% of the voting rights of Tenet Medical Engineering, Inc. for an initial payment of $35m, a further payment of $2.5m, deferred for 18 months, and up to $14.5m based on the achievement of future revenue milestones. The cost is assessed as $46m, being the fair value of the probable consideration.

	Pre-acquisition carrying amounts $ million	Fair value adjustments $ million	Fair value to Group $ million
Trade and other receivables	2	–	2
Inventories	1	–	1
Trade and other payables	(3)	–	(3)
Cash	2	–	2
Net assets	2	–	2
Goodwill on acquisition			44
Cost of acquisition			46
Discharged by:
Cash			35
Deferred consideration			3
Contingent consideration			8
Total consideration			46

As the Group was the only material customer of Tenet Medical Engineering Inc., no contribution to revenue was achieved in 2011. The post-acquisition contribution to attributable profit for 2011 was immaterial.

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

Under the agreement the Group acquired the manufacturing assets from Nucryst’s operations in Canada and intellectual property rights relating to the nanocrystalline silver technology used in the manufacture of ACTICOAT product range. Nucryst has manufactured ACTICOAT products for Smith & Nephew since the Group’s ascquisition of the product right in 2001.

	Pre-acquisition carrying amounts $ million	Fair value adjustments $ million	Fair value to Group reported in 2009 $ million
Property, plant and equipment	10	(4)	6
Intangible assets – acquisition intangibles	–	12	12
Inventories	4	–	4
Trade and other payables	(1)	–	(1)
Deferred taxation	–	1	1
Net assets	13	9	22
Goodwill on acquisition			3
Cost of acquisition			25
Discharged by:
Cash			25

121
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to Group accounts continued

Management believes that goodwill represents the value of the workforce and synergies that are expected to arise from the combined group.

As the Group was the only material customer of Nucryst Pharmaceuticals, Corp., no contribution to revenue was achieved in 2009. The post-acquisition contribution to attributable profit for 2009 was immaterial.

22.2        Assets held for sale

The Group has classified following assets as held for sale:

	2011 $ million	2010 $ million
Goodwill	37	–
Intangible assets	14	–
Property, plant and equipment	3	–
Deferred tax assets	7	–
Inventory	15	–
Trade and other receivables	49	–
	125	–
Liabilities directly associated with assets held for sale	19	–

The Group has announced its intention to dispose of the Clinical Therapies business to an entity in which Smith & Nephew will retain an investment as an associate. The assets and liabilities of the Clinical Therapies business have been classified as held for sale, their net realisable value is estimated to be greater than their net book value. In 2011, this business contributed $237m to revenue and $48m to trading profit. The transaction is expected to complete during the first half of 2012. On completion of this transaction, the Group expects to recognise a profit before taxation in excess of $250m.

As part of this disposal the Group commitment of $60m detailed in Note 9 will be transferred to the associate.

23        Operating leases

Accounting policy

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Rentals payable under operating leases are expensed in the income statement on a straight line basis over the term of the relevant lease.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2011	2010
	$ million	$ million
Land and buildings:
Within one year	31	30
After one and within two years	22	25
After two and within three years	18	19
After three and within four years	15	18
After four and within five years	11	14
After five years	13	21
	110	127
Other assets:
Within one year	19	23
After one and within two years	12	10
After two and within three years	6	5
After three and within four years	2	1
	39	39

122
Smith & Nephew Annual Report 2011

Accounts and other information

24        Other Notes to the accounts

24.1        Share based payments

Accounting policy

The Group operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate option pricing models and the corresponding expense is recognised over the vesting period.

Employee plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (“SAYE”) plan) is available to all employees in the UK employed by participating Group companies, subject to three months’ service. The scheme provides for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) is offered to employees in Australia, Austria, Belgium, Canada, Denmark, Finland, Germany, Hong Kong, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Puerto Rico, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Italy, the Netherlands and France are able to participate respectively in the Smith & Nephew Italian Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002) and the Smith & Nephew France Sharesave Plan (2002). Participants in Ireland are able to participate in the Smith & Nephew Irish Employee Share Option Scheme. These plans operate on a substantially similar basis to the Smith & Nephew Sharesave Plan (2002). Together all of the plans referred to above are termed the “Employee Plans”. These plans have now reached the end of their ten year life and resolutions will be put to shareholders at the Annual General Meeting on 12 April 2012 to renew these plans.

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

Under the terms of the Executive Plans, the Remuneration Committee, consisting of Non-Executive Directors, may at their discretion approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or Ordinary Shares. For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010 the market value is the closing price of an Ordinary Share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 2001 are subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan is open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan is open to Executive Directors only.

The maximum term of options granted, under all plans, is 10 years from the date of grant. All share option plans are settled in shares.

123
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

At 31 December 2011 27,316,000 (2010 – 25,753,000, 2009 – 23,383,000) options were outstanding under share option plans as follows:

	Number of shares Thousand	Range of option exercise prices Pence	Weighted average exercise price Pence
Employee Plans:
Outstanding at 1 January 2009	3,533	321.0 – 640.0	427.4
Granted	1,563	380.0 – 519.0	381.6
Forfeited	(680)	321.0 – 640.0	436.1
Exercised	(1,029)	321.0 – 507.0	362.7
Expired	(4)	321.0 – 600.5	427.9
Outstanding at 31 December 2009	3,383	348.0 – 640.0	422.7
Granted	986	459.0 – 556.0	462.2
Forfeited	(364)	348.0 – 609.0	439.8
Exercised	(625)	348.0 – 576.5	435.2
Expired	(22)	348.0 – 640.0	431.7
Outstanding at 31 December 2010	3,358	348.0 – 640.0	430.1
Granted	1,090	452.0 – 585.0	454.8
Forfeited	(122)	348.0 – 609.0	427.6
Exercised	(602)	348.0 – 576.5	454.7
Expired	(144)	380.0 – 609.0	450.7
Outstanding at 31 December 2011	3,580	348.0 – 640.0	432.8
Options exercisable at 31 December 2011	122	348.0 – 640.0	470.8
Options exercisable at 31 December 2010	87	425.0 – 576.5	466.5
Options exercisable at 31 December 2009	109	348.0 – 498.0	362.4

Executive Plans:
Outstanding at 1 January 2009	18,148	183.5 – 680.5	592.5
Granted	5,849	448.0 – 595.0	477.0
Forfeited	(1,348)	409.5 – 680.5	565.9
Exercised	(1,754)	183.5 – 637.8	428.3
Expired	(895)	185.8 – 574.5	492.8
Outstanding at 31 December 2009	20,000	265.0 – 637.5	547.1
Granted	6,249	424.0 – 675.0	520.9
Forfeited	(977)	479.0 – 680.5	581.3
Exercised	(2,386)	265.0 – 637.5	479.2
Expired	(491)	418.0 – 637.8	575.6
Outstanding at 31 December 2010	22,395	409.5 – 680.5	544.9
Granted	5,706	580.0 – 703.0	599.4
Forfeited	(763)	479.0 – 637.8	565.5
Exercised	(2,369)	445.0 – 680.5	536.6
Expired	(1,233)	445.0 – 637.8	549.7
Outstanding at 31 December 2011	23,736	409.5 – 703.0	561.2
Options exercisable at 31 December 2011	7,979	409.5 – 680.5	595.6
Options exercisable at 31 December 2010	5,153	409.5 – 627.0	548.3
Options exercisable at 31 December 2009	6,668	265.0 – 637.5	532.0

The weighted average remaining contractual life of options outstanding at 31 December 2011 was 6.6 (2010 – 6.1 years, 2009 – 5.9 years) years for Executive Plans and 2.6 (2010 – 2.7 years, 2009 – 2.7 years) years for Employee Plans.

	2011 pence	2010 pence	2009 pence
Weighted average share price	639.9	619.3	504.0

124
Smith & Nephew Annual Report 2011

Accounts and other information

Options granted during the year were as follows:

	Options granted Thousand	Weighted average fair value per option at grant date Pence	Weighted average share price at grant date Pence	Weighted average exercise price Pence	Weighted average option life Years
Employee Plans	1,090	189.2	591.0	454.8	3.9
Executive Plans	5,706	176.1	609.0	599.4	10.0

The weighted average fair value of options granted under employee plans during 2010 was 170.2p (2009 – 212.0p) and those under executive plans during 2010 was 173.7p (2009 – 147.9p).

Options granted under the executive plans are valued using a binomial model. Options granted under employee plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date. Options granted under each plans are valued separately and a weighted average fair value calculated.

The binomial model is used for executive plans so that proper allowance is made for the possibility of early exercise. At the 2011 grant management expected 90% of the options granted under the Global Share Plan 2010 to vest (2010 – 90%, 2009 – n/a), 90% of the 2004 Executive Scheme to vest (2010 – 90%, 2009 – 60%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee plans			Executive plans
	2011	2010	2009	2011	2010	2009
Dividend yield (%)	1.5	1.5	1.5	1.5	1.5	1.5
Expected volatility (%) (i)	30.0	30.0	30.0	30	30.0	30.0
Risk free interest rate (%) (ii)	2.0	2.5	3.3	2.0	2.5	3.3
Expected life in years (iii)	3.9	3.9	3.9	10.0	9.8	6.8

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Plan’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2010 – 5%, 2009 – 5%) of Executive Plan option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2010 – 50%, 2009 – 50%) of Executive Plan option holders are assumed to exercise by choice per annum providing the gain available is at least 50% for the options granted to executives and 25% for other recipients under the Global Share Plan 2010 (2010 – 50% for the 2004 Plan and 50% for the options granted to executives and 25% for other recipients under the Global Share Plan 2010, 2009 – 50% for the 2004 Plan and 25% for the 2001 Plans).

Summarised information about options outstanding under the share option plans at 31 December 2011 is as follows:

	Number outstanding Thousand	Weighted average remaining contract life Years
Employee Plans:
348.0p to 639.9p*	3,577	2.6
639.9p* to 640.0p	3	0.3
	3,580	2.6
Executive Plans:
409.5p to 639.9p*	23,628	6.6
639.9p* to 703.0p	108	3.0
	23,736	6.6

*	The split has been determined based on the weighted average share price of 639.9p.

As at 31 December 2011 nil (2010 – nil, 2009 – 77,669) options remain outstanding under the 1999 and 2000 Stock Appreciation Rights Plan. he fair value liability related to these schemes was $nil in 2011, 2010 and 2009. This was materially the same as intrinsic value.

125
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

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

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long term incentive plans is $nil. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. Given the wide range of companies within the FTSE 100 a correlation of 40% (2010 – 35%, 2009 – 30%) has been assumed with the constituents of the group. A correlation of 40% (2010 – 35%, 2009 – 30%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of EPSA growth and the Group’s Total Shareholder Return (“TSR”) performance over the three year performance period.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 24.1 (a).

At 31 December 2011 the maximum number of shares that could be awarded under the Group’s long-term incentive plans was:

	Other Awards	PSP	CIP	Deferred Bonus Plan	Total
		Number of shares in thousands
Outstanding at 1 January 2009	–	3,817	750	–	4,567
Awarded	–	2,372	–	305	2,677
Vested	–	(334)	(99)	(7)	(440)
Forfeited	–	(975)	(206)	(6)	(1,187)
Outstanding at 31 December 2009	–	4,880	445	292	5,617
Awarded	–	2,386	–	338	2,724
Vested	–	(501)	(116)	(101)	(718)
Forfeited	–	(753)	(132)	(7)	(892)
Outstanding at 31 December 2010	–	6,012	197	522	6,731
Awarded	838	2,282	–	351	3,471
Vested	(44)	(366)	–	(375)	(785)
Forfeited	–	(1,660)	(197)	(6)	(1,863)
Outstanding at 31 December 2011	794	6,268	–	492	7,554

Other Awards mainly comprises of conditional share awards granted under the Global Share Plan 2010.

The weighted average remaining contractual life of awards outstanding at 31 December 2011 was 1.2 years (2010 – 1.8 years, 2009 – 1.8 years) for the PSP, 1.7 years (2010 – 1.9 years, 2009 – 2.2 years) for the Deferred Bonus Plan and 1.5 years for the other awards. There were no awards outstanding under the CIP, the remaining contractual life of awards under the CIP was 0.2 years for 2010 and 0.7 years for 2009.

Share based payments – charge to income statement

The expense charged to the income statement for share based payments is as follows:

	2011 $ million	2010 $ million	2009 $ million
Granted in current year	9	5	2
Granted in prior years	21	16	16
Total share based payments expense for the year	30	21	18

126
Smith & Nephew Annual Report 2011

Accounts and other information

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

24.2        Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2011 $ million	2010 $ million	2009 $ million
Sales to the associates	8	8	7
Purchases from the associates	4	4	4

All sale and purchase transactions occur on an arm’s length basis.

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2011 $ million	2010 $ million	2009 $ million
Short-term employee benefits	19	13	14
Share-based payments expense	9	3	6
Pension and post-employment benefit entitlements	1	1	1
Termination benefits	1	–	–
	30	17	21

24.3        Principal subsidiary undertakings

The information provided below is given for principal trading and manufacturing subsidiary undertakings, all of which are 100% owned, in accordance with Section 410 of the Companies Act 2006. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew Oy	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew Orthopedics GmbH	Medical Devices	Germany
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Orthopedics Hellas SA	Medical Devices	Greece
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew Nederland CV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SAU	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew Orthopaedics AG	Medical Devices	Switzerland

127
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Group accounts continued

Company Name	Activity	Country of operation and incorporation
USA:
Smith & Nephew Inc.	Medical Devices	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Inc.	Medical Devices	Canada
Smith & Nephew (Alberta) Inc.	Medical Devices	Canada
Tenet Medical Engineering Inc.	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Limited	Medical Devices	China
Smith & Nephew Medical (Suzhou) Limited	Medical Devices	China
Smith & Nephew Orthopaedics (Beijing) Limited	Medical Devices	China
Smith & Nephew Limited	Medical Devices	Hong Kong
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc.	Medical Devices	Puerto Rico
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith & Nephew FZE	Medical Devices	United Arab Emirates

128
Smith & Nephew Annual Report 2011

Accounts and other information

Independent auditor’s report for the Company

Independent Auditor’s Report to the members of Smith & Nephew plc

We have audited the parent company accounts of Smith & Nephew plc for the year ended 31 December 2011 which comprise the Parent company balance sheet and the related notes 1 to 10. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

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

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibility Statement set out on page 79, the directors are responsible for the preparation of the parent company accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

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

Opinion on accounts

In our opinion the parent company accounts:

–	give a true and fair view of the state of the company’s affairs as at 31 December 2011;
–	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
–	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

–	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
–	the information given in the Directors’ Report for the financial year for which the accounts are prepared is consistent with the parent company accounts.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

–	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
–	the parent company accounts and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
–	certain disclosures of directors’ remuneration specified by law are not made; or
–	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Group accounts of Smith & Nephew plc for the year ended 31 December 2011.

Les Clifford (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

22 February 2012

129
Smith & Nephew Annual Report 2011

Accounts and other information

Company Balance Sheet

		At 31 December 2011	At 31 December 2010
	Notes	$ million	$ million
Fixed assets:
Investments	3	3,598	3,598
Current assets:
Debtors	4	2,145	2,523
Cash and bank	7	25	21
		2,170	2,544
Creditors: amounts falling due within one year:
Borrowings	7	(245)	(1)
Other creditors	5	(1,607)	(1,675)
Provisions due in less than one year	6	(5)	–
		(1,857)	(1,676)
Net current assets		313	868
Total assets less current liabilities		3,911	4,466
Creditors: amounts falling due after one year:
Borrowings	7	–	(623)
Total assets less total liabilities		3,911	3,843
Capital and reserves
Equity shareholders’ funds:
Called up equity share capital	8	191	191
Share premium account	8	413	396
Capital reserve	8	2,266	2,266
Treasury shares	8	(766)	(778)
Exchange reserve	8	(52)	(52)
Profit and loss account	8	1,859	1,820
Shareholders’ funds		3,911	3,843

The accounts were approved by the Board and authorised for issue on 22 February 2012 and signed on its behalf by:

Sir John Buchanan	Olivier Bohuon	Adrian Hennah
Chairman	Chief Executive Officer	Chief Financial Officer

130
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Company accounts

1        Basis of preparation

The separate accounts of the Company are presented as required by the Companies Act 2006. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7, Financial Instruments: Disclosures, the Company is exempt from FRS 29, Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 84 to 128.

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

2        Results for the year

As permitted by section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $166m (2010: $157m).

3        Investments

Accounting policy

Investments in subsidiaries are stated at cost less provision for impairment.

$ million
At 1 January 2011 and 31 December 2011	3,598

Investments represent holdings in subsidiary undertakings.

The information provided below is given for the principal direct subsidiary undertakings, all of which are 100% owned and, in accordance with Section 410 of the Companies Act 2006, a full list will be appended to Smith & Nephew’s next annual return to Companies House.

Country of operation
Company Name	Activity	and incorporation
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew (Overseas) Limited	Holding Company	England & Wales

Refer to Note 24.3 of the Notes to the Group accounts for the principal trading and manufacturing subsidiary undertakings of the Group.

4        Debtors

	2011 $ million	2010 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,113	2,514
Prepayments and accrued income	5	6
Current asset derivatives – forward foreign exchange contracts	25	3
Current taxation	2	–
	2,145	2,523

131
Smith & Nephew Annual Report 2011

Accounts and other information

Notes to the Company accounts continued

5        Other creditors

	2011 $ million	2010 $ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,574	1,646
Other creditors	8	14
Current taxation	–	12
Current liability derivatives – forward foreign exchange contracts	25	3
	1,607	1,675

6        Provisions due in less than one year

During quarter four of 2011, a provision of $5m was established by Smith & Nephew plc in connection with the previously disclosed investigation by the U.S. Securities and Exchange Commission (“SEC”) into potential violations of the U.S. Foreign Corrupt Practices Act in the medical devices industry. On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC in connection with this matter. Smith & Nephew has committed to pay slightly less than $23m in fines and profit disgorgement, maintain an enhanced compliance programme, and appoint an independent monitor for at least 18 months to review and report on its compliance programme. Of this total amount of slightly less than $23m, $5.4m specifically relates to profit disgorgement imposed by the SEC on Smith & Nephew plc.

7        Cash and borrowings

Accounting policy

Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2011 $ million	2010 $ million
Bank loans and overdrafts due within one year or on demand	245	1
Bank loans due after one year	–	623
Borrowings	245	624
Cash and bank	(25)	(21)
Net debt	220	603

All currency swaps are stated at fair value. Gross US Dollar equivalents of $112m (2010 – $61m) receivable and $112m (2010 – $61m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2011 and 2010 to hedge intragroup loans.

8        Equity and reserves

				2011				2010
	Share Capital $ million	Share Premium $ million	Capital reserves $ million	Treasury Shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total share- holders’ funds $ million	Total share- holders’ funds $ million
At 1 January	191	396	2,266	(778)	(52)	1,820	3,843	3,779
Attributable profit for the year	–	–	–	–	–	166	166	157
Equity dividends paid in the year	–	–	–	–	–	(146)	(146)	(132)
Share-based payments recognised	–	–	–	–	–	30	30	21
Cost of shares transferred to	–	–	–	18	–	(11)	7	8
beneficiaries
New shares issued on exercise of	–	17	–	–	–	–	17	15
share options
Treasury shares purchased	–	–	–	(6)	–	–	(6)	(5)
At 31 December	191	413	2,266	(766)	(52)	1,859	3,911	3,843

132
Smith & Nephew Annual Report 2011

Accounts and other information

Further information on the share capital of the Company can be found in Note 20 of the Notes to the Group Accounts.

The total distributable reserves of the Company are $1,041m (2010 – $990m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $166m (2010 – $157m).

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3 of the Notes to the Group Accounts.

9        Share based payments

The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

The disclosure relating to the Company is detailed in Note 24 of the Notes to the Group accounts.

10        Contingencies

	2011 $ million	2010 $ million
Guarantees in respect of subsidiary undertakings	42	33

The Company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Limited. The Company has provided guarantees to the Trustees of the pension plans to support future amounts due from participating employers (see Note 19 of the Notes to the Group Accounts).

133
Smith & Nephew Annual Report 2011

Accounts and other information

Group information
	Group Information
	Business overview and Group history	135
	Property, plant and equipment	135
	Contractual obligations	136
	Off balance sheet arrangements	136
	Related party transactions	136

134
Smith & Nephew Annual Report 2011

Accounts and other information

Business overview and Group history

Smith & Nephew’s operations are organised into three primary business units that operate globally: Orthopaedics, Endoscopy and Advanced Wound Management.

The Group has a history dating back over 150 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK in 1856. On his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

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

Property, plant and equipment

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area
(Square feet 000’s)
Group head office in London, UK	15
Group research facility in York, UK	84
Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee, US	971
Orthopaedics distribution facility in Memphis, Tennessee, US	210
Orthopaedics manufacturing facility in Aarau, Switzerland	121
Orthopaedics manufacturing facility in Beijing, China (Linhe)	23
Orthopaedics manufacturing facility in Beijing, China	192
Orthopaedics manufacturing and warehouse facility in Warwick, UK	90
Orthopaedics manufacturing and warehouse facility in Tüttlingen, Germany	64
Orthopaedics and Endoscopy distribution facility and Orthopaedics European headquarters in Baar, Switzerland	73
Orthopaedics – Biologics/ Global Operations headquarters in Durham, North Carolina, US	27
Endoscopy headquarters in Andover, Massachusetts, US	144
Endoscopy manufacturing facility in Mansfield, Massachusetts, US	98
Endoscopy manufacturing and distribution facility in Oklahoma City, Oklahoma, US	155
Advanced Wound Management headquarters and manufacturing facility in Hull, UK	439
Advanced Wound Management manufacturing facility in Gilberdyke, UK	51
Advanced Wound Management manufacturing facility in Suzhou, China	144
Advanced Wound Management manufacturing facility in Alberta, Canada	76
Advanced Wound Management US headquarters in St. Petersburg, Florida, US	44

The Group Global Operations strategy includes on-going assessment of the optimal facility footprint. The Orthopaedics headquarters and manufacturing facilities in Memphis, Tennessee are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull and Gilberdyke are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

135
Smith & Nephew Annual Report 2011

Accounts and other information

Group information continued

Contractual obligations

Contractual obligations at 31 December 2011 were as follows:

	Payments due by period
	Total $ million	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million
Debt obligations	304	303	1	–	–
Finance lease obligations	18	3	3	4	8
Operating lease obligations	149	50	58	28	13
Retirement benefit obligation	71	71	–	–	–
Purchase obligations	–	–	–	–	–
Capital expenditure	9	9	–	–	–
Other	23	15	8	–	–
	574	451	70	32	21

Other contractual obligations represent $12m of foreign exchange contracts and $11m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2012 in respect of the Group’s defined benefits plans are: $37m for the UK (including $29m of supplementary payments), $27m for the US plan and $7m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2013 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details are set out on page72.

The Company does not have contracts or other arrangements which individually are essential to the business.

Off balance sheet arrangements

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

Related party transactions

Except for transactions with associates (see Note 24 of Notes to the Group Accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

136
Smith & Nephew Annual Report 2011

Accounts and other information

Investor information
	Investor information

	Shareholder return (dividends and share price movements) *	138

	Information for shareholders	140

	Share capital	143

	Selected financial data	145

	Taxation information for shareholders	147

	Articles of association	149

	Cross reference to Form 20-F	151

	Glossary of terms	153

	Index	155

* A graph showing total shareholder return can be found in the Directors’ Remuneration Report on page 76.

The report and financial statements, share and ADR price information, company presentations, the financial calendar, Corporate Governance Statement, contact details and other investor information on the Group are available in the ‘Investor Centre’ section of the Company’s website at www.smith-nephew.com.

137
Smith & Nephew Annual Report 2011

Accounts and other information

Shareholder return

Dividends

Dividend history

Smith & Nephew has paid dividends on its Ordinary Shares in every year since 1937. Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the “Selected financial data”, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004 the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy, from that of increasing dividends in line with inflation, to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company’s share capital into US Dollars the Board re-affirmed its policy of increasing the dividend by 10% a year in US Dollar terms.

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

Dividends per share

The table below sets out the dividends per Ordinary share in the last five years.

	7.585(i) 0000	7.585(i) 0000	7.585(i) 0000	7.585(i) 0000	7.585(i) 0000
	Years ended 31 December
	2011	2010	2009	2008	2007
Pence per share:
Interim	4.639	4.233	3.650	3.194	2.450
Final/Second interim (ii)	7.585(i)	6.639	6.494	6.194	4.059
Total	12.224	10.872	10.144	9.388	6.509
US cents per share:
Interim	7.333	6.667	6.067	5.511	5.011
Final/Second interim (ii)	12.000	10.911	9.922	9.022	8.200
Total	19.333	17.578	15.989	14.533	13.211

(i)	Translated at the Bank of England rate on 21 February 2012.

(ii)	2006 to 2009 Second interim, 2010 Final.

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

The 2011 final dividend will be payable on 9 May 2012, subject to shareholder approval.

In respect of the final dividend for the year ended 31 December 2011 of 10.80 US cents per Ordinary Share, the record date will be 20 April 2012 and the payment date will be 9 May 2012. The Sterling equivalent per Ordinary Share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 20 April 2012. The Ordinary Shares will trade ex-dividend on both the London and New York Stock Exchanges from 18 April 2012.

138
Smith & Nephew Annual Report 2011

Accounts and other information

Share prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s Ordinary Shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	52.52 000	52.52 000	52.52 000	52.52 000
	Ordinary Shares		ADSs
	High £	Low £	High US$	Low US$
Year ended 31 December:
2007	6.50	5.33	67.84	51.54
2008	6.91	4.13	68.87	30.39
2009	6.42	4.20	51.38	30.57
2010	6.97	5.38	53.94	41.29
2011	7.42	5.21	60.19	42.17
Quarters in the year ended 31 December:
2010:
1st Quarter	6.97	6.25	53.23	48.98
2nd Quarter	6.95	6.05	53.94	43.26
3rd Quarter	6.16	5.38	47.45	41.29
4th Quarter	6.86	5.43	52.52	43.09
2011:
1st Quarter	7.42	6.50	60.19	50.83
2nd Quarter	7.15	6.35	58.18	51.11
3rd Quarter	6.87	5.21	55.30	42.17
4th Quarter	6.26	5.41	48.15	42.68
2012:
1st Quarter (to 21 February 2012)	6.43	5.95	51.13	45.57
Last Six Months:
August 2011	6.30	5.21	51.64	42.17
September 2011	6.27	5.71	50.31	43.68
October 2011	5.87	5.57	46.89	42.68
November 2011	5.93	5.41	46.89	42.76
December 2011	6.26	5.75	48.15	44.21
January 2012	6.26	5.95	48.89	45.57
February 2012 (to 21 February 2012)	6.43	6.13	51.13	48.47

139
Smith & Nephew Annual Report 2011

Accounts and other information

Information for shareholders

Financial Calendar

Annual General Meeting	12 April 2012
Quarter One results	3 May 2012
Payment of 2011 final dividend	9 May 2012
Half year results announced	2 August 2012 (i)
Quarter Three results announced	1 November 2012
Payment of 2012 first interim dividend	November 2012
Full year results announced	February 2013 (i)
Annual Report available	February/March 2013
Annual General Meeting	April/May 2013

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

The Company sends paper copies of the Notice of Annual General Meeting and Annual Report only to those shareholders that have elected to receive shareholder documentation by post. ADS holders will also not receive a paper copy unless they have elected to do so. Electronic copies of the Annual Report and Notice of Annual General Meeting are available on the Group’s website at www.smith-nephew.com. Both Ordinary shareholders and ADS holders can request paper copies of the Annual Report, which the Company provides free of charge. The Company will continue to send to Ordinary shareholders by post the Form of Proxy and an accompanying letter notifying them of the availability of the Annual Report and Notice of Annual General Meeting on the Group’s website. Shareholders who elect to receive the Annual Report and Notice of Annual General Meeting electronically are informed by e-mail of the documents’ availability on the Group’s website. ADS holders receive the form of proxy by post but will not receive a paper copy of the Notice of Annual General Meeting.

140

Smith & Nephew Annual Report 2011

Accounts and other information

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

Smith & Nephew share price

The Company’s Ordinary Shares are quoted on the LSE under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www. londonstockexchange.com where it is updated at intervals throughout the day.

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

The Bank of New York Mellon, PO Box 358516, Pittsburgh, PA 15252-8516, USA;

Tel: +1-866-259-2287 inside the US (toll free)

Tel: +1-201-680-6825 internationally

Email: shrrelations@bnymellon.com

A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: The Bank of New York Mellon (as above) or visit www.bnymellon.com/ shareowner.

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

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2011 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to

Form 20-F filings by foreign private issuers.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services are paid.

141
Smith & Nephew Annual Report 2011

Accounts and other information

Information for shareholders continued

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

A fee of 2 US cents per ADS was paid on the 2010 final dividend and a fee of 1 US cent per ADS was deducted from the 2011 first interim dividend paid in November. In the period 1 January 2011 to 21 February 2012 the total reimbursed by The Bank of New York Mellon was $148,885.

142
Smith & Nephew Annual Report 2011

Accounts and other information

Share capital

The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents five Ordinary Shares. The ADS facility is sponsored by The Bank of New York Mellon acting as depositary.

All the Ordinary Shares, including those held by Directors and Executive Officers, rank pari passu with each other. On 23 January 2006 the Ordinary Shares of 12 2/9 pence were redenominated as Ordinary Shares of US 20 cents (following approval by shareholders at the extraordinary general meeting in December 2005). The new US Dollar Ordinary Shares carry the same rights as the previous Ordinary Shares. The share price continues to be quoted in Sterling and the ADSs continue to represent five Ordinary Shares. In 2006 the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as Deferred Shares, which are not listed on any stock exchange. They have extremely limited rights and therefore effectively have no value. These shares were allotted to the Chief Executive Officer, although the Board reserves the right to transfer them to another member of the Board should it so wish.

Shareholdings

As at 21 February 2012, 7,864,895 ADSs equivalent to 39,324,475 Ordinary Shares or approximately 4.1% of the total Ordinary Shares in issue, were outstanding and were held by 93 registered holders.

As at 21 February 2012, to the knowledge of the Group, there were 19,830 registered holders of Ordinary Shares, of whom 82 had registered addresses in the US and held a total of 72,735 Ordinary Shares (less than 0.1% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Major shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 21 February 2012, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FSA) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Disclosure and Transparency Rules:

	21 February 2012%	As at 31 December 2011%	2010%	2009%
Invesco	5.0	5.0	–	–
BlackRock, Inc.	5.0	5.0	5.0	–
Newton Investment Management Limited	5.0	5.0	5.0	5.1
Legal and General Group plc	4.0	4.0	5.0	4.0
Capital Group of Companies Inc.	–	0.7	5.1	5.1
FMR LLC	–	–	–	3.9
Thornburg Investment Management Inc.	–	–	4.1	4.8

	21 February 2012 ’000	As at 31 December 2011 ’000	2010 ’000	2009 ’000
Invesco	44,901	44,901	–	–
BlackRock, Inc.	44,811	44,811	44,322	–
Newton Investment Management Limited	44,337	44,337	44,735	45,129
Legal and General Group plc	35,676	35,676	44,704	35,329
Capital Group of Companies Inc.	–	6,138	44,594	44,594
FMR LLC	–	–	–	34,101
Thornburg Investment Management Inc.	–	–	36,164	44,852

In addition to the above, the Company is aware that Walter Scott & Partners Limited held approximately 38m Ordinary Shares (4.2%) at 21 February 2012.

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

143
Smith & Nephew Annual Report 2011

Accounts and other information

Share capital continued

Purchase of Ordinary Shares on behalf of the Company

The share buy-back programme was suspended in November 2008, in light of conditions in the financial markets. The programme is kept under review and, although there is no current intention to re-instate the programme, the Company will seek a renewal of its permission from shareholders to purchase up to 10% of its own shares at the AGM on 12 April 2012. As at 31 December 2011, 68,240,200 (2010 – 68,240,200) ordinary shares had been purchased under the share buy-back programme that commenced in February 2007. No shares were purchased in 2011, 2010 or 2009.

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

144
Smith & Nephew Annual Report 2011

Accounts and other information

Selected financial data

	2011	2010	2009	2008	2007
	$ million	$ million	$ million	$ million	$ million
Income statement
Revenue	4,270	3,962	3,772	3,801	3,369
Cost of goods sold	(1,140)	(1,031)	(1,030)	(1,077)	(994)
Gross Profit	3,130	2,931	2,742	2,724	2,375
Selling, general and administrative expenses	(2,101)	(1,860)	(1,864)	(1,942)	(1,740)
Research and development expenses	(167)	(151)	(155)	(152)	(142)
Operating profit	862	920	723	630	493
Net interest payable	(8)	(15)	(40)	(66)	(30)
Other finance (costs)/income	(6)	(10)	(15)	(1)	6
Share of results of associates	–	–	2	1	–
Profit before taxation	848	895	670	564	469
Taxation	(266)	(280)	(198)	(187)	(153)
Attributable profit for the year	582	615	472	377	316
Earnings per Ordinary Share
Basic	65.3¢	69.3¢	53.4¢	42.6¢	34.2¢
Diluted	65.0¢	69.2¢	53.3¢	42.4¢	34.1¢
Adjusted attributable profit
Attributable profit for the year	582	615	472	377	316
Acquisition related costs	–	–	26	61	111
Restructuring and rationalisation expenses	40	15	42	34	42
Legal settlement	23	–	–	–	30
Amortisation of acquisition intangibles and impairments	36	34	66	51	30
Taxation on excluded items	(17)	(10)	(26)	(30)	(49)
Adjusted attributable profit	664	654	580	493	480
Adjusted basic earnings per Ordinary Share (“EPSA”) (i)	74.5¢	73.6¢	65.6¢	55.6¢	52.0¢
Adjusted diluted earnings per Ordinary Share (ii)	74.2¢	73.6¢	65.5¢	55.4¢	51.7¢

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.

(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.

145
Smith & Nephew Annual Report 2011

Accounts and other information

Selected financial data continued

	2011	2010	2009	2008	2007 (iv)
	$ million	$ million	$ million	$ million	$ million
Group balance sheet
Non-current assets	2,542	2,579	2,480	2,523	2,542
Current assets	2,080	2,154	2,071	1,985	1,919
Assets held for sale	125	–	14	–	–
Total assets	4,747	4,733	4,565	4,508	4,461
Share capital	191	191	190	190	190
Share premium	413	396	382	375	356
Treasury shares	(766)	(778)	(794)	(823)	(637)
Retained earnings and other reserves	3,349	2,964	2,401	1,957	1,907
Total equity	3,187	2,773	2,179	1,699	1,816
Non-current liabilities	422	1,046	1,523	1,841	357
Current liabilities	1,119	914	863	968	2,288
Liabilities directly associated with assets held for sale	19	–	–	–	–
Total liabilities	1,560	1,960	2,386	2,809	2,645
Total equity and liabilities	4,747	4,733	4,565	4,508	4,461
Group cash flow statement
Cash generated from operations	1,135	1,111	1,030	815	693
Net interest paid	(8)	(17)	(41)	(63)	(30)
Income taxes paid	(285)	(235)	(270)	(186)	(225)
Net cash inflow from operating activities	842	859	719	566	438
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(321)	(307)	(318)	(289)	(194)
Acquisitions and disposals	(33)	–	(25)	(16)	(781)
Cash received from Plus settlement	–	–	137	–	–
New finance leases	–	–	–	–	(7)
Facility fee paid	–	–	–	2	(6)
Borrowings and finance leases acquired	–	–	–	–	(181)
Proceeds from own shares	7	8	10	4	–
Equity dividends paid	(146)	(132)	(120)	(109)	(105)
Issue of ordinary capital and treasury shares purchased	11	10	7	(174)	(612)
	360	438	410	(16)	(1,448)
Exchange adjustments	(6)	13	(21)	(6)	(72)
Opening (net debt)/net cash	(492)	(943)	(1,332)	(1,310)	210
Closing net debt	(138)	(492)	(943)	(1,332)	(1,310)
Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	4%	18%	43%	78%	72%
Dividends per Ordinary Share (iii)	17.40¢	15.82¢	14.39¢	13.08¢	11.89¢
Research and development costs to Revenue	3.9%	3.8%	4.1%	4.0%	4.2%
Capital expenditure (including intangibles but excluding goodwill) to revenue	8.0%	8.0%	8.4%	7.7%	5.9%

(iii)	The Board has proposed a final dividend of 10.80 US cents per share which together with the first interim dividend of 6.60 US cents makes a total for 2011 of 17.40 US cents.

(iv)	Restated due to Plus opening balance sheet adjustments.

146
Smith & Nephew Annual Report 2011

Accounts and other information

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a “US Holder”). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to (i) persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom or a fixed base from which a US Holder performs independent personal services in the United Kingdom, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US Dollar and investors liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisors as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2011.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are released before shares are delivered to the depositary (“pre-released”) may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders of ADSs could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

Taxation of capital gains

US Holders, who are not resident or ordinarily resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade carried on in the UK through a permanent establishment (or in the case of individuals, through a branch or agency). Furthermore, UK resident individuals who acquire ADSs or Ordinary Shares before becoming temporarily non-UK residents may remain subject to UK taxation of capital gains on gains realised while non-resident.

For US federal income tax purposes, gains or losses realised upon a taxable sale or other disposition of ADSs or Ordinary Shares by US Holders generally will be US source capital gains or losses and will be long-term capital gains or losses if the ADSs or Ordinary Shares were held for more than one year. The amount of a US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such holder’s tax basis in the ADSs, or Ordinary Shares, determined in US Dollars.

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

147
Smith & Nephew Annual Report 2011

Accounts and other information

Taxation information for shareholders continued

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

For taxable years ending after December 19, 2011, certain US Holders who are individuals are required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-US person, subject to exceptions (including an exception for stock held in custodial accounts maintained by US financial institutions or by US branches of certain non-US financial institutions). Certain US Holders that are entities may be subject to similar rules in the future. US Holders are recommended to consult their own tax advisors regarding the particular consequences, if any, of these requirements on their ownership and disposition of the Ordinary Shares or ADSs.

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

Transfers of Ordinary Shares into CREST (an electronic transfer system) are exempt from stamp duty so long as the transferee is a member of CREST who will hold the Ordinary Shares as a nominee for the transferor and the transfer is in a form that will ensure that the securities become held in uncertificated form within CREST. Paperless transfers of Ordinary Shares within CREST for consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions will be collected by CREST at  1/2%, and this will apply whether or not the transfer is affected in the United Kingdom and whether or not the parties to it are resident or situated in the United Kingdom.

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

148
Smith & Nephew Annual Report 2011

Accounts and other information

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

Any Director who has been appointed by the Directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director holds office only until the conclusion of the next Annual General Meeting and then shall be eligible for re-election by the shareholders. The other Directors retire and are eligible for re-appointment at the third Annual General Meeting after the meeting at which they were last re-appointed. If not re-appointed a Director retiring at a meeting shall retain office until the meeting appoints someone in his place, or if it does not do so, until the conclusion of the meeting. The Directors are subject to removal with or without cause by the Board or the shareholders. Directors are not required to hold any shares of the Company by way of qualification.

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

There were no material modifications to the rights of shareholders under the Articles during 2011.

Voting rights of Ordinary Shares

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded and held. On a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for each Ordinary Share held by that shareholder. A poll may be demanded by any of the following:

–	the chairman of the meeting;

–	at least five shareholders present or by proxy entitled to vote on the resolution;

–	any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the resolution; or

–	any shareholder or shareholders holding shares conferring a right to vote on the resolution on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

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

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are two kinds; ordinary or special resolutions:

–	Ordinary resolutions include resolutions for the re-election of Directors, the approval of financial statements, the declaration of dividends (other than interim dividends), the appointment and re-appointment of auditors or the grant of authority to allot shares. An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at the meetings at which there is a quorum.

149
Smith & Nephew Annual Report 2011

Accounts and other information

Articles of association continued

–	Special resolutions include resolutions amending the Company’s articles of association, dis-applying statutory pre-emption rights or changing the Company’s name; modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up. A special resolution requires the affirmative vote of not less than three-quarters of the votes of the persons voting at the meeting at which there is a quorum.

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

Rights in a winding-up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

–	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

–	subject to any special rights attaching to any other class of shares;

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

Transfers of shares

The Board may refuse to register the transfer of shares held in certificated form which:

–	are not fully paid (provided that it shall not exercise this discretion in such a way as to prevent stock market dealings in the shares of that class from taking place on an open and proper basis);

–	are not duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, lodged at the Transfer Office or at such other place as the Board may appoint and (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

–	are in respect of more than one class of shares; or

–	are in favour of more than four transferees.

Deferred shares

Following the redenomination of share capital on 23 January 2006 the Ordinary Shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the Ordinary Shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created, Deferred Shares, of which £50,000 were issued and allotted in 2006 as fully paid to the Chief Executive Officer though the Board reserves the right to transfer them to another member of the Board should it so wish. These Deferred Shares have no voting or dividend rights and on winding up only are entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional $1,000 each.

Amendments

The Company does not have any special rules about amendments to its articles of association beyond those imposed by law.

150
Smith & Nephew Annual Report 2011

Accounts and other information

Cross Reference to Form 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	145-146
	B – Capitalisation and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	16-18
Item 4	Information on the Company
	A – History and Development of the Company	25, 135
	B – Business Overview	3, 14, 16, 18, 30-40, 89-93
	C – Organisational Structure	3, 30, 127-128, 156
	D – Property, Plant and equipment	135
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	19-40
	B – Liquidity and Capital Resources	25, 27
	C – Research and Development, patents and licenses, etc.	15
	D – Trend information	14, 27, 41
	E – Off Balance Sheet Arrangements	136
	F – Tabular Disclosure of Contractual Obligations	136
	G – Safe Harbor	156
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	48-51, 55
	B – Compensation	64-76
	C – Board Practices	48-56, 58, 72
	D – Employees	45
	E – Share Ownership	45, 74-75, 123-127
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	143
	– Host Country Shareholders	143
	B – Related Party Transactions	127, 136
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	77-128
	– Legal Proceedings	28-29
	– Dividends	138
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	139, 143
	B – Plan and Distribution	n/a
	C – Markets	143
	D – Selling Shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	149-150
	C – Material Contracts	25
	D – Exchange Controls	144
	E – Taxation	147-148
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	156
	I – Subsidiary Information	127-128

151
Smith & Nephew Annual Report 2011

Accounts and other information

Cross Reference to Form 20-F continued

Page
Item 11	Quantitative and Qualitative Disclosure about Market Risk	16-18, 104-110
Item 12	Description of Securities Other than Equity Securities	n/a
Item 12D	American Depository shares	141-142

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	57, 63, 83
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	58
Item 16B	Code of Ethics	56
Item 16C	Principal Accountant Fees and Services	57, 60
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchase	144
Item 16F	Change in Registrant’s Certifying Accountant	None
Item 16G	Corporate Governance	52
Iterm 16H	Mine Safety Disclosure	n/a

Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	77-128
Item 19	Exhibits

152
Smith & Nephew Annual Report 2011

Accounts and other information

Glossary of terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.
ADR	In the US, the Company’s Ordinary Shares are traded in the form of ADSs evidenced by American Depository Receipts (“ADRs”).
ADS	In the US, the Company’s Ordinary Shares are traded in the form of American Depositary Shares (“ADSs”).
Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.
AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed “arthroscopy”, with the principal applications being the knee and shoulder.
ASD	Advanced Surgical Devices division.
AWD	Advanced Wound Management division.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
DUROLANE	DUROLANE is a registered trademark of Q-MED AB.
EBITA	Earnings before interest, tax and amortisation.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
EIP	Earnings Improvement Programme or “EIP”, the objective of which is to enhance short and medium term performance, to liberate resources for investment and to establish a culture of continuous improvement.
Emerging Markets	Emerging Markets include Greater China, India, Brazil and Russia.
EPSA	Adjusted Earnings Per Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.
Endoscopy	Endoscopy allows surgeons to operate through small openings in the body, rather than large incisions.
Endoscopy products	A product group comprising specialised viewing and access devices, surgical instruments and powered equipment used in minimally invasive surgical procedures. Through a small incision surgeons are able to see inside the body using a monitor and identify and repair defects.
ERP	Enterprise Resource Planning: a software system which integrates internal and external management information, facilitating the flow of information across an organisation.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTE	Full Time Equivalent or “FTE” is a unit that indicates the workload of an employed person in a way that makes workloads comparable across various contexts.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
Glenohumeral joint	This is the main joint of the shoulder.
GMP	Good manufacturing practice or “GMP” is the guidance that outlines the aspects of production and testing that can impact the quality of a product.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

153
Smith & Nephew Annual Report 2011

Accounts and other information

Glossary of terms continued

Term	Meaning
HVAC	Refers to heating, ventilation and air conditioning.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
International Markets	International Markets include Middle East, North Africa, Southern Africa, Latin America, ASEAN, South Korea and Eastern Europe.
LSE	London Stock Exchange.
Meniscal repair	Relates to a surgical procedure performed on the knee.
Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in certain patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NYSE	New York Stock Exchange.
Orthobiologics products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.
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

Parent Company	Smith & Nephew plc.
Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Repair	A product group within endoscopy comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.
Resection	Products that cut or ablate tissue within endoscopy comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.
SUPARTZ	SUPARTZ is a registered trademark of Seikagaku Corp.
Trading profit

Trading profit is a trend which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; and gains and losses resulting from legal disputes and uninsured losses.

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

154
Smith & Nephew Annual Report 2011

Accounts and other information

Index

2010 Financial highlights	26
2011 Financial highlights	22
Accountability, Audit and Internal Control Framework	57, 60
Accounting Policies	88
Accounts Presentation	88
Acquisitions	121
Acquisition related costs	93
Advanced Wound Management – Business segment review	38
American Depository Shares	141, 143
Articles of Association	149
Assets held for sale	122
Audit fees	57, 94
Board	48
Business overview	2, 4, 135
Business Review	14
Business segment information	89
Cash and borrowings	104
Chairman’s statement	6
Chief Executive Officer’s statement	8
Company Auditor’s Report	129
Company Balance Sheet	130
Company Notes to the Accounts	131
Contingencies	112
Contractual obligations	136
Corporate Governance Statement	52
Critical accounting policies	28
Cross Reference to Form 20-F	151
Currency translation	88
Deferred taxation	110
Directors’ Remuneration Report	64
Directors’ responsibilities for the accounts	78
Directors’ responsibility statement	79
Dividends	119, 138
Earnings per share	2, 96
Employees/People	43
Employees’ Share Trust	119
Endoscopy – Business segment review	35
Exchange and interest rate risk and financial instruments	15
Executive officers	50
Factors affecting results of operations	16
Financial instruments	107
Financial position, liquidity and capital resources	25
Financial highlights	20
Glossary of terms	153
Goodwill	98
Governance and policy	46
Group Balance Sheet	85
Group Cash Flow Statement	86
Group history	135

Group Income Statement	84
Group Notes to the Accounts	88
Group overview	2
Group Statement of Changes in Equity	87
Group Statement of Comprehensive Income	84
Independent Auditor’s Reports	80, 82
Information for shareholders	140
Intangible assets	100
Intellectual property	15
Interest	95
Inventories	102
Investments	101
Investment in associates	102
Investor information	137
Key Performance Indicators	11
Leases	107, 122
Legal proceedings	28
Manufacturing, supply and distribution	14
New accounting standards	89
Off-Balance Sheet arrangements	136
Operating profit	93
Orthopaedics – Business segment review	31
Other finance (costs)/income	95
Outlook and trend information	41
Parent Company accounts	129
Payables	104
People/Employees	43
Principal subsidiary undertakings	127
Provisions	112
Property, plant and equipment	97, 135
Receivables	103
Recent developments	22
Regulation	18
Related party transactions	127, 136
Research and development	15, 23, 93
Restructuring and rationalisation expenses	94
Retirement benefit obligation	113
Risk factors	16
Risk management	12
Sales and marketing	14
Selected financial data	145
Share based payments	123
Share capital	118, 143
Shareholder return	138
Strategy	10
Sustainability	42
Taxation	23, 95
Taxation information for shareholders	147
Treasury shares	119

155
Smith & Nephew Annual Report 2011

About Smith & Nephew

The Smith & Nephew Group (the “Group”) is a global medical devices business operating in the markets for orthopaedic reconstruction and trauma, endoscopy (which includes arthroscopic procedures referred to as sports medicine) and advanced wound management, with revenue of approximately $4 billion in 2011. Smith & Nephew plc (the “Company”) is the parent company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2011. It comprises, in a single document, the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”).

Smith & Nephew operates on a worldwide basis and has distribution channels in over 90 countries. In the more established countries by revenue, the Group’s business operations are organised by Business segments. In the majority of the remaining markets, operations are managed by country managers who are responsible for sales and distribution of the Group’s entire product range. These comprise the Emerging Markets and International Markets.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not, and should not be regarded as being, part of or incorporated into this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 153 to 154. The product names referred to in this document are identified by use of capital letters and are trademarks owned by or licensed to members of the Group.

Presentation

The Group’s fiscal year end is 31 December. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, “Ordinary Share” or “share” refer to the Ordinary Shares of Smith & Nephew plc of 20 US cents each.

The Group Accounts of Smith & Nephew in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Except as where stated otherwise, the translation of US Dollars and cents to Sterling and pence appearing in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 21 February 2012, the Bank of England rate was US$1.582 per £1.

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

Special note regarding forward-looking statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (“SEC”), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. In particular, statements regarding expected revenue growth and trading profit margins discussed under “Outlook and Trend Information”, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Specific risks faced by the Group are described under “Risk factors” on pages 16 to 18 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

Segment data

Segment data and segment share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

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

156
Smith & Nephew Annual Report 2011

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C001785

The inks used are renewable, biodegradable and emit fewer Volatile Organic Compounds (VOC's) than mineral-oil inks.
They are based on high levels of renewable raw materials such as vegetable oils and naturally occurring resin.
The inks do not contain any toxic heavy metals and therefore, do not pose a problem if placed in landfill.
Designed by Radley Yeldar
Printed by RR Donnelley 262189

Smith & Nephew Annual report 2011

T +44 (0) 20 7401 7646
F +44 (0) 20 7960 2350

www.smith-nephew.com

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

London, England

March 1, 2012

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association		X

4	(a) (i)	Material Contract: Facility Agreement and Appendices dated 9 December 2010 by and among Barclays Capital, BNP Paribas SA, Deutsche Bank AG, JP Morgan Chase, Lloyds Banking Group, Royal Bank of Scotland, Société Générale SA and Smith & Nephew plc	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Adrian Hennah	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

	(iv)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(v)	Letter of Appointment of Geneviève Berger	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Re-Appointment of Pamela Kirby		X

	(vii)	Letter of Re-Appointment of Brian Larcombe		X

	(viii)	Letter of Re-Appointment of Joseph Papa		X

	(ix)	Letter of Re-Appointment of Rolf Stomberg		X

	(x)	Letter of Re-Appointment of Richard De Schutter		X

	(xi)	Letter of Appointment of Ajay Piramal		X

4	(c) (xii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xiii)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xiv)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xv)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xvi)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xvii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xviii)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xix)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xx)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxi)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xxii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxiii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxiv)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxv)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

4	(c) (xxvi)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxvii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

	(xxviii)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxix)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxx)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 168544 filed on August 5, 2010 (File No. 1-14978)

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Adrian Hennah, filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Olivier Bohuon and Adrian Hennah, furnished pursuant to Exchange Act Rule 13a -14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X