Form 20-F
period 2012-12-31
SMITH & NEPHEW PLC
filed 2013-02-28
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 963,580,098 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act  ☒ Yes   ☐ No

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes   ☐ No

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

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes   ☒ No

Smith & Nephew Annual Report 2012

Section 1 Overview                                                     1

Reshaping Smith & Nephew

“Smith & Nephew delivered good underlying revenue and profit growth and a strong trading profit margin in 2012.

“There is no doubt that we are benefiting from implementing our Strategic Priorities. Our choices to invest in higher growth products, franchises and geographies are enabling us to drive greater value for our Company and stakeholders.”

Olivier Bohuon

Chief Executive Officer

2 Smith & Nephew Annual Report 2012

Our business today

Smith & Nephew is a global medical

technology business dedicated to

helping improve people’s lives.

Group

Revenue[2]			Average number of employees[3]
$4.1bn		+2%	10,477

Revenue by geography $m			Employees by geography[3]
A United States	1,651		A United States	4,000
B Other Established markets	2,003		B Continental Europe	2,098
C Emerging and International markets	483		C UK D China	1,706 801
			E Other	1,872

Section 1 Overview	3

We have leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma. We group these product franchise areas into two global divisions; Advanced Surgical Devices and Advanced Wound Management.	Revenue by business division $bn
	A	Advanced Surgical Devices	3.1
	B	Advanced Wound Management	1.0

Advanced Surgical Devices			Advanced Wound Management

Smith & Nephew’s Advanced Surgical Devices global business has leadership positions in Orthopaedic Reconstruction, Sports Medicine and Trauma. It is headquartered in the USA in Andover, MA and Memphis, TN.			Smith & Nephew’s Advanced Wound Management global business is a leader in advanced wound care dressings, negative pressure wound therapy and other advanced wound management technologies. It is headquartered in Hull, UK.

Revenue[2]			Revenue[2]
$3.1bn		+2%	$1.0bn		+4%
2011: $3.3bn			2011: $1.0bn
Revenue by franchise $m			Revenue by franchise $m
A	Knee Implants	874	A	Infection management	127
B	Hip Implants	666	B	Exudate management	269
C	Sports Medicine Joint Repair	521	C	Other AWM	633
D	Arthroscopic Enabling Technologies	409
E	Trauma	462
F	Other ASD	176

Revenue by geography $m			Revenue by geography $m
A	United States	1,449	A	United States	202
B	Other Established markets	1,298	B	Other Established markets	705
C	Emerging and		C	Emerging and
	International markets	361		International markets	122

Operating profit[2]		Trading profit[1,2]		Operating profit[2]		Trading profit[1,2]

$0.6bn	+7%	$0.7bn	+8%	$0.2bn	nil%	$0.2bn	-1%

2011: $0.6bn		2011: $0.7bn		2011: $0.2bn		2011: $0.2bn

Employees				Employees[3]

7,194	-5%			3,283	+5%

2011: 7,611				2011: 3,132

1 Explanations of these non-GAAP financial measures are provided on pages 44 to 46.

2 Underlying growth percentage after adjusting for the effect of currency translation and disposals.

3 Healthpoint was acquired in December 2012. The average employee number does not include the 460 Healthpoint employees who joined us through this acquisition.

4 Smith & Nephew Annual Report 2012

Financial highlights

Revenue[2]	Trading profit[1,2]
$4.137bn +2%	$965m +6%

Adjusted earnings per share[1] (EPSA)	Trading profit margin[1]
75.7 cents +2%	23.3% +80bps
Trading profit to cash conversion
104%

Earnings per share (EPS)	Operating profit[2]
81.3 cents +25%	$846m +5%

Dividend per share	Operating profit margin
26.10 cents +50%	20.4% +20bps
Operating profit as a percentage of cash generated from operations 71%

Research & development expenditure
$171m +2%

1 Explanations of these non-GAAP financial measures are provided on pages 44 to 46.

2 Underlying growth percentage after adjusting for the effect of currency translation and disposals.

Section 1 Overview	5

Chairman’s statement

“Our financial strength – and confidence in continued

strategic progress – enabled the Board to review the

dividend policy during the year.”

Dear shareholder,

Smith & Nephew made good progress in 2012, both financially and strategically, as we delivered on our commitments to reshape the Company.

Our underlying revenues were up 2% to $4,137m, with reported revenue reflecting the successful transaction to create Bioventus. Trading profit was up 6% underlying at $965m, giving an 80 basis points increase in trading profit margin, which was up at 23.3%. Free cash flow, at $637m, was again healthy, demonstrating the vitality of our business.

This performance shows the effects of the major strategic programme announced last year to make Smith & Nephew fit and effective for the future. Throughout the year we made great progress driving efficiencies and liberating resources. This has allowed us to invest to realise the opportunities we see in our higher growth markets and sectors.

We have achieved all this and maintained our commitment to health and safety, ethics and the environment.

Enhanced returns for shareholders

Our financial strength – and confidence in continued strategic progress – enabled the Board to review the dividend policy during the year.

As a result, we increased the level of the Interim Dividend payment by 50% to 9.9¢ per share. The Board is pleased to propose a Final Dividend for the year of 16.2¢ per share, also up 50% on 2011. We intend to pursue a progressive dividend policy going forward.

Board changes

We were very pleased that Julie Brown joined us as Chief Financial Officer in February 2013. She brings top-level financial expertise, commercial experience and a deep knowledge of the healthcare sector. Julie replaces Adrian Hennah who left with our very best wishes and thanks for his significant contribution to Smith & Nephew.

We have also welcomed two new Non-Executive Directors during 2012. Ajay Piramal is one of India’s most impressive businessmen and Baroness Bottomley brings a wealth of experience from her successful career across both private and public sectors. We said farewell to Rolf Stomberg and Geneviève Berger, who we also thank for their valuable input.

In April, we shall welcome Michael Friedman to our Board who is renowned for his US healthcare expertise, in particular gained leading the prestigious City of Hope cancer institution in California.

Thank you

My Board colleagues and I visited a number of our global sites during the year. We welcome these opportunities to meet our employees, and would like to thank everyone at Smith & Nephew for their continued dedication to serving our customers.

We are also fortunate to meet and hear from shareholders regularly, both institutional and private. Your support and feedback are both appreciated, and continue to inform our thinking.

Smith & Nephew is evolving. We are already seeing the material benefits of our choices and actions. There is much more to come and we look forward to continuing to build ever more value for you into the future.

Sir John Buchanan

Chairman

6 Smith & Nephew Annual Report 2012

2	Strategy and performance

This section outlines the Group’s growth strategy, and what has been done to deliver against this strategy.

Creating sustainable value	7

Chief Executive Officer’s review of strategy	8

How the Group measures its strategic performance	16

Section 2 Strategy and performance	7

Creating sustainable value

At Smith & Nephew we believe that being a sustainable company, in every sense of the word, truly sets us apart. Positively contributing to the needs of our stakeholders at the economic, social and environmental level is important. This is seen in our values, in how we support our customers, and the way our products improve the quality of life of patients.

Smith & Nephew’s quality products are selected because it has built trusted relationships.
Smith & Nephew continues to create value through our core values:	The decision to use our products can be influenced by many parties, including:	The value of our products is recognised by many, including:

Perform	Healthcare professionals	Surgeons

Innovate	Hospitals	Nurses

Trust	Government spending	Patients

	Procurement	Caregivers

	Distributors	Healthcare systems

Health departments

8 Smith & Nephew Annual Report 2012

Chief Executive Officer’s review of strategy

Our strategy Smith & Nephew’s strategic priorities are about making choices for the long term benefit of the Group, delivering higher returns to shareholders than its peer group.
1	Established markets

In Established markets (US, Europe, Japan, Australia, New Zealand and Canada), Smith & Nephew sees opportunities to build upon existing strong positions, to win market share through greater innovation and drive efficiencies to liberate resources. Through these actions the Group seeks to meet the challenges of subdued markets and maximise both revenue growth and profit margins.

2	Emerging and International markets

Smith & Nephew believes it can secure market leadership in the Emerging markets, building upon its initial success in China and expanding to create sustainable businesses in India, Brazil and Russia. In particular, the Group sees significant opportunities to build value through augmenting its existing portfolio with new products specifically designed for, and manufactured in, these markets.

3	Innovate for value

The Group’s future success depends upon continuing to offer new technologies and innovative business models to customers around the world. Smith & Nephew is accelerating its rate of innovation by increasing the research & development budget and identifying and investing in the projects that will deliver maximum value.

4	Simplify and improve our operating model

Smith & Nephew will work to ensure the business structure and processes support our innovation agenda, and the Group seeks to maximise efficiency in everything it does. There are opportunities to streamline the Group’s operations and manufacturing processes and to remove duplication. Smith & Nephew is building strong global functions – human capital, regulatory, quality, compliance, sustainability, finance and legal affairs – to support its management teams in their quest to serve the Group’s markets and customers better.

5	Supplement organic growth through acquisitions	The Group aims to augment its organic growth through acquisitions. Smith & Nephew will continue with its successful strategy of acquiring complementary technologies, seek to support our Emerging markets ambitions by acquiring local manufacturing and distribution businesses and remain alert to larger opportunities to support expansion in attractive sectors, such as advanced woundcare, extremities or minimally invasive surgery.

Section 2 Strategy and performance	9

“We are investing in higher-growth products, franchises and geographies and adapting our commercial models and cost structure.”

Dear Shareholder,

In August 2011, we announced an ambitious set of Strategic Priorities to make Smith & Nephew stronger, faster growing, better balanced and fit and effective for the future. Across the Group we are implementing this programme. We are investing in higher-growth products, franchises and geographies and adapting our commercial models and cost structure.

Emerging markets

In the Emerging markets we are delivering strong revenue growth, benefitting from our investments to strengthen the management team and sales force, and the successful registration of more of our existing products for sale.

Our strategy is to build upon this platform by expanding our distribution capability and delivering portfolios for the mid-tier segments. We will develop these through our own R&D, and by acquisition, and we expect to bring our first products to market in 2013.

We are also investing to ensure that all employees and third party representatives follow our Code of Conduct and local requirements. We have, what I believe to be, a world-class compliance programme. Sharing this expertise is integral to building a sustainable business everywhere we operate.

Investing for growth

In the Established markets we continue to successfully deliver a high rate of innovation. In 2012 we launched new hip, knee and trauma systems and more than 30 advanced wound management products. We increased our R&D budget, and expect to do so again in 2013.

We are also putting more resources into our higher-growth franchises and geographies. In trauma and extremities our actions to refine the commercial model and build the sales force is delivering good results. In Japan we are strengthening our leadership position in advanced wound management following the launch of Negative Pressure Wound Therapy.

These, and other investments like them, are possible because we are making Smith & Nephew more efficient. We generated annualised savings of around $100 million by the end of 2012 and are continuing to implement further improvements.

Healthpoint Biotherapeutics

The acquisition of Healthpoint Biotherapeutics expands our platform by giving us a strong position in bioactives, the fastest growing area of advanced wound management. This perfectly complements our exudate and infection management and negative pressure expertise. The integration is proceeding to plan.

Corporate social responsibility

Whilst working to transform Smith & Nephew, we have not lost sight of the importance of our social, ethical and environmental obligations. Our commitment to customers, patients, employees, shareholders and communities remains strong. In 2012 we again earned the distinction of being featured in both the FTSE4Good Index and the Dow Jones Sustainability Index.

Delivering value

In 2013 we are continuing to build, delivering efficiency improvements and accelerating investment – in our higher-growth portfolios, in geographic expansion, in more R&D and in further acquisitions. I am pleased at the progress we have made, excited about the opportunities that we see, and confident we will continue to deliver greater value for our company and stakeholders.

Olivier Bohuon

Chief Executive Officer

10 Smith & Nephew Annual Report 2012

Chief Executive Officer's review of strategy continued

smith&nephew

1

Established markets

Focused on success

Within the Established markets we have dedicated management teams in Advanced Surgical Devices and Advanced Wound Management who are focused on meeting the needs of our customers.

The formation of the Advanced Surgical Devices division – created through the combination of our endoscopy and orthopaedics businesses – delivered benefits at a slightly faster rate than expected. This new structure has allowed us to better share the benefits of our experience and scale, whilst supporting the sales force in utilising their local market knowledge and relationships to secure and service customers in each and every market.

Section 2 Strategy and performance 11

OVERVIEW
STRATEGY AND PERFORMANCE
MARKETPLACE AND BUSINESS SEGMENT REVIEW
SUSTAINABILITY REVIEW
FINANCIAL REVIEW AND PRINCIPAL RISKS
CORPORATE GOVERNANCE
ACCOUNTS AND OTHER INFORMATION

2

Emerging markets

New markets, new products

We have recruited experienced leadership to drive us into the Emerging markets and invested in new headquarters and infrastructure.

Throughout 2012 we made progress registering and selling more of our existing products in our Emerging markets – with many new introductions across our franchises.

We are also developing specific products for the middle tier in these countries, investing in determining both the right product categories, and the right business model, to serve these customers effectively.

12 Smith & Nephew Annual Report 2012

Chief Executive Officer’s review of strategy continued

Section 2 Strategy and performance 13

OVERVIEW
STRATEGY AND PERFORMANCE
MARKETPLACE AND BUSINESS SEGMENT REVIEW
SUSTAINABILITY REVIEW
FINANCIAL REVIEW AND PRINCIPAL RISKS
CORPORATE GOVERNANCE
ACCOUNTS AND OTHER INFORMATION

3

Innovate for value

Centre of Innovation

In April, we opened a new Innovation Centre in Memphis, which we are using to deliver best-in-class surgeon training programmes.

This is a world-class, multi-disciplinary facility (joint reconstruction, sports medicine and trauma) that allows surgeons from different specialties and locations to share learning and innovation. Its 140-seat auditorium, five conference rooms, two classrooms and 17 labs have already hosted multiple groups of surgeons from around the world keen to experience the latest products and surgical techniques.

Designed for Real Life

In June, we launched ALLEVYN Life, a unique new foam dressing that extends our ALLEVYN family of foam products. This product innovation addresses the findings of new Smith & Nephew research into the real life concerns of patients living with wounds.

ALLEVYN Life offers multiple benefits for the patient and clinician. These innovative features include: a change indicator to avoid unnecessary dressing changes; a hyper-absorbent core to prevent leakage of exudate; and masking to prevent patient embarrassment caused by visible exudate through the dressing. This is all combined with unique shapes to ensure better dressing retention and our 'Gentle Border' silicone adhesive to minimise pain at dressing change.

14 Smith & Nephew Annual Report 2012

Chief Executive Officer’s review of strategy continued

Section 2 Strategy and performance 15

16 Smith & Nephew Annual Report 2012

How the Group measures its strategic performance

Strategic priority		Measurement
1.	Established markets	Revenue from Established markets[2]
$3.654bn +1%
2.	Emerging and International markets	Revenue from Emerging and International markets[2] $483m +11%	As a % of Group revenue
3.	Innovate for value	R&D expense as a percentage of Group revenue	R&D expenditure $171m (2011: $167m)

4.	Simplify and improve our operating model	Trading profit[2] $965m +6%	Trading profit margin 23.3% +80bps
5.	Supplement organic growth through acquisitions	Acquisition spend[4] $813m

2 Underlying growth percentage after adjusting for the effect of currency translation and disposals.
4 Includes complementary technology spend.

Section 2 Strategy and performance	17

Performance	Global outlook	Why we measure

Smith & Nephew businesses in the Established markets grew by 2% in the US and 1% in the Other Established markets, where a weak macro environment in Europe partially offset strong results in Japan and Australia.

–  By franchise, our performance relative to estimated global market growth was below in hip reconstruction, at market in knee reconstruction, sports medicine and trauma and above in advanced wound management

–  For more detail on the market and competition (see pages 19 to 33)

	Established markets for Smith & Nephew are the US, Europe, Japan, Australia, New Zealand and Canada. In these markets we expect the challenging economic conditions to continue, requiring realigned business models and focused investment.	– Track the relative strength of our market positions

Emerging/International markets grew at 11%, exceeding Established markets rates and contributing over 40% of annual revenue growth for the Group. These geographies now represent 12% of the Group’s overall revenue.

During 2012:

–  China, successful model, revenues above $120m

–  Significant infrastructure, operational and talent investment

–  Refined new R&D model to develop mid-tier product portfolio

	Emerging/International markets represent those outside of the Established markets including Brazil, China, India and Russia. The healthcare environment in these markets is rapidly expanding and with the right investments offers significant opportunities for the Group.	– Track underlying growth of Emerging markets to global growth – Monitor progress in key market segments

R&D investment now represents 4.1% of revenue, an increase in spending of 2%. We have maintained our momentum of introducing new products:

–  Over 30 new AWM products launched

–  In ASD, extensions to our established LEGION knee and PERI-LOC plate ranges, a new Hip revision system and further innovation in sports medicine

–  Over 230 existing products now available for Emerging/International markets

–  Innovation Centre opened in Memphis

	Innovation offers the key to meeting the realities of healthcare and economic paradigm in both Established and Emerging markets. New products, technologies and surgical techniques hold the promise and potential of reducing the overall cost of healthcare.	– Monitor the impact from innovation – Monitor the underlying investment in R&D

Trading profit grew by 6%, aided by targeted efficiency and cost initiatives, which offset market pressures and enabled continued targeted organic investments. Trading profit margin was 23.3%, an 80bps improvement. Key initiatives included:

–  On track to deliver $150m efficiency savings by end of 2014

–  Reorganisation of ASD and realignment of AWM

–  Refining our manufacturing footprint (expansion of the Suzhou facility; move and closure of Linhe plant, both in China)

–  Reduction in cost of goods

–  Reduction in energy use and increased waste recycling

	By simplifying and improving our operating model we can liberate resources to invest in growth opportunities and meet the persistent price pressure. A simpler and more efficient organisation allows us to make faster and better decisions.	– Track our underlying trading profit growth and trading profitability – Reduce the amount of energy and waste for the Group, our customers and the environment

2012 has been an active year from a business development perspective. We have invested in talent and capability, which has delivered several exciting opportunities including:

–  Acquisition of Healthpoint Biotherapeutics

–  Acquisition of complementary technology businesses (LifeModeler Inc, Kalypto Medical Inc, Aderma range of Dermal Pads)

–  Bioventus venture formed and divestment of Biologics and Clinical Therapies business

	Acquisition and partnerships are important elements which supplement the organic investment and provide increased opportunity for high growth and value.	– Monitor value created for shareholders

18 Smith & Nephew Annual Report 2012

3	Marketplace and Business segment review

We look at our business in relation to issues in the wider marketplace in which we operate.

Our marketplace	19

Business segment review	22

Advanced Surgical Devices	22

Advanced Wound Management	28

Section 3 Marketplace and Business segment review	19

Our marketplace

Smith & Nephew operates in a complex marketplace. Spending is heavily influenced by governments, who are seeking to balance the demands placed upon healthcare systems from long-term trends, such as ageing populations and obesity, with requirements to restrain budgets. Patients are becoming more discerning and demanding, and healthcare providers are increasingly making choices based on both clinical outcomes and cost.

Smith & Nephew’s sales and marketing models reflect these factors. The Group invests in developing innovative products and services and in marketing these through the most appropriate direct or in-direct channels. Sales trends reveal a number of longer-term forces at work within our markets. The importance of government funding to our business remains and there is a need to meet ever more stringent regulation. Global manufacturing, supply and distribution operations seek to maximise their efficiency whilst supporting the sales and marketing process. Innovative new products are brought to market through highly focused research and development, and there is a robust policy of protecting intellectual property. The Group seeks to minimise the impact of currency on its business.

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

The Group’s business reflects a wide range of distribution channels, purchasing agents and buying entities in over 90 countries worldwide. The largest single customer worldwide is a purchasing group based in the UK that represented 6% of the Group’s worldwide revenue in 2012.

In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, the healthcare providers are largely government organisations funded by tax revenues. In the US, the Group’s major customers are public and private hospitals, which receive revenue from private health insurance and government reimbursement programmes. Medicare is the major source of reimbursement in the US, for knee and hip reconstruction procedures and for wound healing treatment regimes.

In the US, the Group’s products are marketed directly to healthcare providers, hospitals and other healthcare facilities with each business segment operating dedicated sales forces. The US sales forces consist of a mixture of independent contract workers and employees. Sales agents are contractually prohibited from selling products that compete with Smith & Nephew products. Our Advanced Surgical devices are principally shipped and invoiced to healthcare providers, hospitals and other healthcare facilities. Certain Advanced Wound Management products are shipped and invoiced to wholesale distributors and others are consigned to distributors that lease the devices to healthcare providers, hospitals and other healthcare facilities and end-users. In most other Established markets, each division typically manages employee sales forces directly, and also ships and invoices products both directly to healthcare providers, hospitals and other healthcare facilities and to wholesale distributors.

In Emerging markets and International markets the Group operates through direct selling and marketing operations, and through distributors. In these markets, Orthopaedics and Sports Medicine frequently share sales resources. The Advanced Wound Management sales force may be separate where it calls on different customers.

Sales trends

Smith & Nephew’s divisions participate in the global medical devices market and share a common focus on the repair of the human body. Smith & Nephew’s principal geographic markets are in our Established markets healthcare economies of the US, Europe, Japan, Canada, Australia and New Zealand. In addition, we are building our business in the Emerging markets (Brazil, Russia, India and China) and our International markets such as South Africa, Mexico and Turkey.

Global population

1950	2000	2050
2.5bn	6.0bn	9.0bn

Population by age %

Global obesity %

20 Smith & Nephew Annual Report 2012

Our marketplace continued

Smith & Nephew’s markets are characterised by increased longevity, more active lifestyles, obesity, increased affluence and an increase in the average age of the population caused by the immediate post-World War II ‘baby boomer’ generation approaching retirement.

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

For a description of the impact on each division refer to the ‘Business Segment reviews’ on pages 22 to 33.

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

Regulatory standards and compliance in the healthcare industry

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

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan and the State Food and Drug Administration in China.

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities.

While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See ‘Legal proceedings’ on page 52.

Manufacturing, supply & distribution

The Group’s manufacturing production is concentrated at 12 main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tuttlingen in Germany, Fort Saskatchewan and Calgary in Canada and Suzhou and Beijing in China.

The Group operates a number of central distribution facilities in the key geographical areas in which it operates. Products are shipped to Group companies which hold small amounts of inventory locally for immediate or urgent customer requirements.

The Advanced Surgical Devices division operates a distribution facility in Baar, Switzerland which acts as the main holding and consolidation point for markets in Europe. In the US, the Advanced Surgical Devices distribution hub is located in Memphis.

Advanced Wound Management distribution hubs are located in Neunkirchen, Germany; Derby, UK; and Atlanta, US.

The Group has a central Operations function which continues to implement Lean Manufacturing throughout the factories and the supply chain which is designed to improve and sustain higher levels of service, quality, productivity and efficiency.

Core competencies include: materials technology; high precision machining in Advanced Surgical Devices; and high-volume, automated manufacturing in Advanced Wound Management.

Each business segment purchases raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for orthopaedic products, optical and electronic sub-components and finished goods for Sports Medicine products, active ingredients and finished goods for Advanced Wound Management and packaging materials across all businesses. Suppliers are selected, and contracts negotiated, by a centralised Group procurement team wherever possible, with a view to ensure value for money based on the total spending across the Group.

Section 3 Marketplace and Business segment review	21

The Group outsources manufacturing where necessary to obtain specialised expertise or where it is possible to gain lower cost without undue risk to intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to specification, and establish and maintain a quality system. Suppliers are trained and are monitored through on-site assessments and performance audits that include quality, service and delivery. Finished goods purchased for resale include screen displays, optical and electrical devices in the Advanced Surgical Devices division and skincare products in the Advanced Wound Management division.

Research and development

Smith & Nephew manages a portfolio of short and long-term product development projects designed to meet the future needs of customers and continue to provide growth opportunities for the business. The Group’s research and development is directed towards each business segment. Expenditure on research and development amounted to $171m in 2012 (2011 – $167m, 2010 – $151m), representing approximately 4.1% of Group revenue (2011 – 3.9%, 2010 – 3.8%).

The Group continues to invest in future technology opportunities for clinical needs identified from across the Smith & Nephew businesses.

Research and development expenditure $m
$171m

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

Research and development is primarily carried out at the Group’s principal locations, notably in Memphis, US (Orthopaedics), Mansfield, US (Endoscopy) and Hull, UK (Advanced Wound Management). There are a number of other smaller research and development units situated at other locations around the Group. In-house research is supplemented by work performed by academic institutions and other external research organisations in Europe, America and Asia.

Following the acquisition of Healthpoint Biotherapeutics the Group has a research and development capability in next-generation bioactive therapies for the treatment of chronic wounds. The principal pipeline product is HP802-247 for the treatment of venous leg ulcers which has entered Phase 3 trials.

Intellectual property

Smith & Nephew has a policy of protecting the results of research and development carried out by the Group. Patents have been obtained in a wide range of fields, including orthopaedic reconstruction and trauma, sports medicine and advanced wound management. Patent protection for Group products is sought routinely in the Group’s principal markets. Currently, the Group’s patent portfolio stands at approximately 4,700 patents in force and patent applications pending.

Smith & Nephew also has a policy of protecting the Group’s products by registering trademarks under local laws of markets in which such products are sold. The Group vigorously protects its trademarks against infringement.

In addition to protecting its market position by filing and enforcing patents and trademarks, Smith & Nephew may oppose third-party patents and trademark filings where appropriate in those areas that might conflict with the Group’s business interests.

In the ordinary course of its business, the Group enters into a number of licensing arrangements with respect to its products. None of these arrangements individually is considered material to the current operations and the financial results of the Group.

Currency fluctuations

Smith & Nephew operates across many jurisdictions and therefore the Group’s operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group’s manufacturing cost base is situated principally in the US, the UK, China and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currency of the Group’s selling operations, particularly the Euro, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected.

The Group manages the impact of exchange rate movements on intra-group sales and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year.

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Financial position, liquidity and capital resources’ on page 50.

22 Smith & Nephew Annual Report 2012

Business segment review

Advanced Surgical Devices

Smith & Nephew has leadership

positions in Orthopaedic Reconstruction,

Sports Medicine and Trauma.

Revenue[2]		Trading profit[1,2]

$3,108m	+2%	$728m	+8%

Operating profit[2]		Trading profit margin[1]

$632m	+7%	23.4%	+150 bps

Revenue by franchise $m			Product franchise growth[2] %
A	Knee Implants	874
B	Hip Implants	666
C	Sports Medicine Joint Repair	521
D	Arthroscopic Enabling Technologies	409
E	Trauma	462
F	Other ASD	176

1 Explanations of these non-GAAP financial measures are provided on pages 44 to 46.

2 Underlying growth percentage after adjusting for the effect of currency translation and disposals.

Section 3 Marketplace and Business segment review	23

Overview

In 2012, the Advanced Surgical Devices global division (ASD) developed, manufactured and sold products in the following franchise areas:

– Knee Implants

– Hip Implants

– Sports Medicine Joint Repair

– Arthroscopic Enabling Technologies

– Trauma

Products are manufactured at sites around the world. The main facilities are located in Memphis, TN, Mansfield, MA and Oklahoma City, OK in the US. Products are also manufactured in Aarau, Switzerland, Tuttlingen, Germany, Leamington Spa (Warwick), UK, Beijing, China and Calgary, Canada, as well as by third-party manufacturers. Major service centres are located in the US, UK, Germany, Japan and Australia.

Strategy

ASD was created in 2011 with the merger of the orthopaedic and endoscopy business units. The momentum gained from this merger continued in 2012. The division continues to take a disciplined and objective approach to resource allocation among its core (Hip Implant, Knee Implant and Arthroscopic Enabling Technologies) and growth (Sports Medicine Joint Repair, Trauma and Other, including Gynaecology) franchises. In the core franchise areas, ASD will continue to position itself through innovation and process improvement to grow with the market and deliver earnings. In the growth franchises, the division is investing increasing amounts in innovation, rapid iterations and market development to take both share and leadership positions.

The Emerging and International markets have become an increasingly important opportunity for Advanced Surgical Device products. Significant progress was made in these markets in 2012 with investment in division management, local management, sales teams and products.

In April, ASD, along with the Advanced Wound Management division, announced the start of a major initiative to align and optimise the infrastructure and operational activities across Smith & Nephew in Europe. Known as the European Process Optimisation, this multi-year commitment will deliver a standard and simplified set of processes underpinned by a common enterprise resource planning platform and business intelligence system.

ASD also began phasing out slow and non-moving product components in 2012. The division has plans to address the number of product components further by reducing the number of platforms.

ASD provides medical education through a variety of training and education services tailored to individual surgeon needs. The Group also focuses on knowledge sharing, utilising the world’s top specialists and key opinion leaders. The ASD business supports its medical education strategy with investment in surgeon education programmes, global fellowship support initiatives, partnerships with professional associations and surgeon advisory boards.

In January 2012, the Group announced its intention to sell its Biologics and Clinical Therapies business (CT) to Bioventus LLC (‘Bioventus’). The creation of Bioventus gave CT the resources to address longer term development projects. Smith & Nephew has a 49% shareholding in the new venture, maintaining access to the area of orthobiologics, whilst realising value for reinvestment in nearer term opportunities. This transaction was completed on 4 May 2012 for a total consideration of $367m and resulted in a profit before taxation of $251m. CT’s revenue in the four month period to disposal was $69m and profit before taxation was $12m. CT was reported within the Other franchise.

Acquisitions

In 2012, the Group acquired LifeModeler, Inc. (LMI).

LMI is the leading provider of biomechanical human body simulation tools and services and the developer of the groundbreaking software used in creating the JOURNEY BCS knee system. With this new software, orthopaedic innovations can be tested and validated faster and more cost effectively prior to the production of a physical prototype, potentially shortening the time it takes to develop new products and take to market.

Market and competition

In 2012, weaker economic conditions worldwide continued to create several challenges for the overall surgical devices market, including continued deferrals of joint replacement procedures and heightened pricing pressures.

These factors contributed to the lower overall growth of the worldwide surgical devices market versus historic comparables. However, over the medium term, several catalysts are expected to continue to drive sustainable growth in surgical device procedures, including the growing and ageing population with active lifestyles, rising rates of co-morbidities such as obesity and diabetes, patient desire for minimally invasive procedures, technology improvements allowing surgeons to treat younger, more active patients, and the increasing strength of the demand for healthcare in Emerging markets.

Global orthopaedic reconstruction segment

Smith & Nephew estimates that the global orthopaedic reconstruction segment is worth approximately $13.6bn and the segment served by Smith & Nephew grew by approximately 3% in 2012. Competitors in the orthopaedics reconstruction segment include Zimmer, Stryker, Johnson & Johnson and Biomet.

Global orthopaedic trauma segment

Smith & Nephew estimates that the global orthopaedic trauma segment is worth approximately $4.5bn and the segment served by Smith & Nephew grew by approximately 3% in 2012. Competitors in the orthopaedics trauma segment include Zimmer, Stryker and Johnson & Johnson.

24           Smith & Nephew Annual Report 2012

Business segment review continued

Global Sports Medicine segment

Smith & Nephew estimates that the global sports medicine segment (representing access, resection and repair products) is worth approximately $4.1bn and the segment served by Smith & Nephew grew by approximately 7% in 2012. Competitors in the sports medicine segment include Arthrex, Johnson & Johnson and Stryker.

Financial performance

Revenue

2012

Revenue $m
A	Knee Implants	874
B	Hip Implants	666
C	Sports Medicine Joint Repair	521
D	Arthroscopic Enabling Technologies	409
E	Trauma	462
F	Other ASD	176

ASD revenue decreased by -4% to $3,108m from $3,251m in 2011. Of this decrease, underlying growth of 2% is offset by -2% due to unfavourable currency movements and -4% due to the effect of disposal of the Clinical Therapies business.

The underlying increase in ASD revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2012%	2011%
Reported growth	(4)	8
Constant currency exchange effect	2	(4)
Disposals effect	4	–
Underlying growth	2	4

In the Established markets, revenue decreased by $163m to $2,747m (-6%).

In the US, revenue decreased by $118m to $1,449m (-8%). This movement is attributable to underlying growth of 1% and -9% due to the effect of the disposal of the Clinical Therapies business. In the Established markets outside of the US revenue decreased by $45m to $1,298m (-3%). Underlying growth was 1% with -4% due to unfavourable currency movements.

In Emerging and International markets, revenue increased by $20m to $361m (6%). Underlying growth was 10% with -4% due to unfavourable currency.

2011

ASD revenue increased by 7% to $3,251m from $3,050m in 2010. Of this increase, 3% was attributable to underlying growth and 4% was due to favourable currency movements.

In the Established markets, revenue was $2,910m. This represented an underlying increase of 2% from 2010.

In the US, revenue was $1,567m, which represents an underlying growth of 2% from 2010. In the Established markets outside of the US, revenue was $1,343m which represented an underlying increase of 1% from 2010.

In the Emerging and International markets revenue was $341m which represents an underlying increase of 21% from 2010.

Trading profit

2012

Trading profit increased by $14m (2%) to $728m from $714m in 2011. Trading profit margin increased from 21.9% to 23.4%. These increases reflect the early benefits of implementing the Strategic Priorities, in particular, restructuring the Group to provide the right commercial models and cost structure.

2011

Trading profit decreased by $22m (8%) to $714m from $736m in 2010. Trading profit margin decreased from 24.1% to 21.9%. This decrease was due to continuing pricing pressure, adverse mix and some delay in the execution of our efficiency programme.

Operating profit

2012

Operating profit increased by $2m from $630m in 2011 to $632m in 2012. This comprises the increase in trading profit of $14m discussed above and the recognition of a legal claim of $23m in 2011, offset by an increase of $10m in the amortisation of acquisition intangibles and a $25m increase in restructuring and rationalisation costs. Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2012 $m	2011 $m
Operating profit	632	630
Restructuring and rationalisation costs	57	32
Amortisation of acquisition intangibles	39	29
Legal settlement	–	23
Trading profit	728	714

Section 3 Marketplace and Business segment review	25

ASD Revenue[2]		Trading profit[1,2]
$3.1bn	+2%	$728m	+8%
2011: $3.3bn		2011: $714m

Advanced Surgical Devices trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2012	2011	2010
	%	%	%
Trading profit	75	74	76
Operating profit	75	73	76

2011

Operating profit decreased by $70m to $630m from $700m in 2010. This comprised of a decrease in trading profit of $22m discussed above, an increase of $3m in the amortisation of acquisition intangibles, a $22m increase in restructuring and rationalisation costs and $23m in respect of the legal provision.

Regulatory approvals

In 2012, the Advanced Surgical Devices division obtained regulatory clearances/approvals for several key products and instrumentations.

In the US, 510(k) clearance was obtained for Hip, Knee and Trauma franchise products including POLARCUP with Ti/HA Coating, REDAPT Revision Femoral System, JOURNEY II CR Knee System and JOURNEY II Deep Dished Articular Inserts. In addition, 510(k) clearance was obtained for Twinfix Ultra PK, TI, HA gluteal tendon indications; Footprint Ultra PK gluteal tendon indications; BIORAPTOR, OSTEORAPTOR labral reconstruction indications; and allograft transplant indications.

Several products were approved in Japan including ANTHOLOGY Hip Stems, LEGION VERILAST CR, PS and Revision Knee Systems, BIOLOX Delta Ceramic Femoral Heads, GENESIS II Constrained Articular Inserts and TRIGEN Low Profile Bone Screws.

In Europe, the division renewed approval for JOURNEY BCS Knee System and obtained approval for JOURNEY II BCS Knee System. In Canada, POLARCUP XLPE Acetabular Liners were approved.

Franchises

Underlying revenue growth for key product lines are:

	2012	2011
	%	%
Reconstruction
– Knee implants	3	5
– Hip implants	(3)	(1)
Sports Medicine	8	11
Arthroscopic Enabling Technologies	(2)	–
Trauma	3	3

Orthopaedic and sports medicine procedures tend to be higher in the winter months (quarter one and quarter four) when accidents and sports related injuries are highest. Conversely, elective procedures tend to slow down in the summer months due to holidays.

Orthopaedic reconstruction

The division offers a range of specialist products for orthopaedic reconstruction through its Hip implant and Knee implant franchises.

Both the knee and hip implant markets continue to experience economic pressure. Knee implant franchise revenue increased by 1% to $874m in 2012 which represented an underlying revenue growth of 3% and unfavourable foreign currency translation of -2%. This compared to a market growth rate of 3%. Growth slowed in the second half of 2012 as a result of a weakening of the overall knee market in Europe and the division’s knee product cycle. Between 2009 and 2011, when the division materially outperformed the knee market, it benefited from the launch of VERILAST Technology and VISIONAIRE Patient Matched Instrumentation. This benefit has now been annualised.

In the global Hip implant franchise revenue decreased by $39m to $666m (-6%) in 2012, representing a -3% underlying revenue decline in the face of the continuing metal-on-metal headwinds and -2% due to unfavourable foreign currency translation. The Hip implant franchise, led by the ANTHOLOGY Hip with VERILAST Technology, has also continued to perform well in its focus product areas.

Sales of our BIRMINGHAM Hip Resurfacing system continued to decline during the year. The BIRMINGHAM HIP Resurfacing System is a clinically proven system for hip resurfacing which preserves bone and is particularly suited for younger, more active male patients.

ASD launched several new products across its Orthopaedic Reconstruction portfolio in 2012.

1 Explanations of these non-GAAP financial measures are provided on pages 44 to 46.

2 Underlying growth percentage after adjusting for the effect of currency translation and disposals.

26    Smith & Nephew Annual Report 2012

Business segment review continued

In the Hip implant franchise, the REDAPT Revision Femoral Hip System was launched, offering surgeons one reproducible system for any type of hip revision. Also, the POLARCUP Dual Mobility Hip System, widely available in Europe, was introduced in the US. In Knee implants, the launch of the LEGION HK Hinge Knee System and the LEGION Narrow Femoral Components continue to expand the versatility of the LEGION Total Knee System. In Japan, the LEGION Revision knee system and VERILAST Technology for primary knee replacements were approved to market.

Implant bearing surfaces such as the proprietary OXINIUM Oxidized Zirconium continue to be a point of differentiation for Smith & Nephew. OXINIUM Technology combines the enhanced wear resistance of a ceramic bearing with the superior toughness of a metallic bearing. When combined with highly cross-linked polyethylene (XLPE) it results in ASD’s proprietary VERILAST Technology. In hip implants, the combination of a ceramicised metal head and a polyethylene lined cup have been shown in joint registry data to have superior five-year survivorship (97.9%) compared to implants made from any other material. In knees, the LEGION Primary Knee with VERILAST Technology is the only knee implant with a 30-year wear performance claim – more than double the length of wear performance testing of conventional technologies.

Another driver of Knee implant growth has been VISIONAIRE Patient Matched Instrumentation. With VISIONAIRE Instrumentation, a patient’s MRI and X-rays are used to create customised cutting blocks that allow the surgeon to achieve optimal mechanical axis alignment of the new implant. In addition, VISIONAIRE also helps save time by reducing the number of steps and instruments needed in the operating room.

The LEGION/GENESIS II Total Knee System is a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision. The JOURNEY Active Knee Solutions is a family of advanced, customised products designed to treat early to mid-stage osteoarthritis patients, and provide more normal feeling and motion through bone ligament preservation and anatomic replication. In 2012, the second iteration of the JOURNEY Knee System, the JOURNEY II BCS, commenced a limited commercial release.

For Hip implants, core systems include the ANTHOLOGY Hip System, SYNERGY Hip System, the SMF Short Modular Femoral Hip System, the R3 Acetabular System, the POLARCUP Dual Mobility Hip System and the SL-PLUS Hip Family System.

Trauma

The division’s Trauma franchise offers both internal and external devices, as well as other products such as orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures.

In the US the division is implementing a refined commercial model that increases the focus and resources needed to address the opportunities in the high-growth trauma and extremities markets.

Global Trauma revenue increased by $5m to $462m (1%), representing underlying revenue growth of 3% and -2% unfavourable foreign currency translation.

In 2012, both the VLP FOOT Percutaneous Calcaneus Plating System and the PERI-LOC Ankle Fusion Plating System were launched as part of the Group’s ALL 28 Foot and Ankle Portfolio. Both systems are available to surgeons in North America, Europe and Australia and offer solutions for increasingly popular surgical approaches. The VLP FOOT Percutaneous Calcaneus System is designed for the percutaneous approach and is the only plating system to offer variable-angle locking technology. The PERI-LOC Ankle Fusion Plating System is the only system to offer surgeons options for the posterior approach which minimises soft tissue irritation and preserves the fibula.

For trauma, the principal internal fixation products are the TRIGEN family of IM nails (TRIGEN META-NAIL System, TRIGEN Humeral Nail System, TRIGEN SURESHOT, and TRIGEN INTERTAN). For extremities and limb restoration, the franchise offers the TAYLOR SPATIAL FRAME Circular Fixation System as well as a range of plates, screws, arthroscopes, instrumentation, resection, and suture anchor products for foot & ankle surgeons and hand & wrist surgeons.

Section 3 Marketplace and Business segment review	27

Sports Medicine Joint Repair

The division’s Sports Medicine Joint Repair franchise offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints, including knee, hip and shoulder repair.

Global revenue from Sports Medicine Joint Repair increased by $30m to $521m (6%), of which 8% was underlying growth and -2% unfavourable foreign currency translation.

The franchise benefited from the launch of several class-leading products during the year. These included The HEALICOIL PK Suture Anchor for both shoulder and hip repair, ENDOBUTTON CL Ultra 10mm Fixation Device, CLANCY Flexible Drill System and ACUFEX PINPOINT Anatomic ACL Guide System. The Group also obtained US FDA clearance for expanding the indications of the HEALICOIL PK Suture Anchor and the OSTEORAPTOR Suture Anchor for use in hip arthroscopy.

The HEALICOIL PK Suture Anchor features a revolutionary open-architecture design that uses less material than traditional, solid-core anchors while still providing significantly more thread engagement and greater pullout strength than its competitors. The ENDOBUTTON CL Ultra 10mm Fixation Device is the franchise’s shortest continuous loop. It is designed for the growing number of surgeons who want to maximise the interface between the graft and the femoral tunnel, a feature especially important when using the anatomic technique to repair the ACL.

Joining other offerings such as the ACUFEX PINPOINT Anatomic ACL Guide System, CLANCY Anatomic Cruciate Guide, and BIOSURE Interference Screws, the ENDOBUTTON CL Ultra 10mm Fixation Device is part of a complete portfolio of options for surgeons performing a wide variety of anatomic ACL reconstructions.

Arthroscopic Enabling Technologies (AET)

The division’s Arthroscopic Enabling Technologies franchise offers healthcare providers a variety of technologies such as fluid management equipment for surgical access; high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints; radiofrequency (RF) probes, electromechanical and mechanical blades, and hand instruments for removing damaged tissue.

AET revenue decreased by $16m to $409m (-4%) in 2012, which represented an underlying revenue decline of -2% and -2% of unfavourable foreign currency translation.

Key AET products include the wide range of DYONICS shaver blades, ACUFEX handheld instruments, and a wide range of radiofrequency probes. Launched in 2011, the DYONICS Platinum Series Shaver Blades are single-use blades that provide superior resection due to their unequalled sharpness and virtually eliminate clogging due to their improved debris evacuation capabilities.

In 2012, the AET business obtained regulatory clearance in the United States and Europe for the DYONICS Platinum Blades 4.5/5.5mm.

Other

The division’s Other franchise includes smaller businesses such as Gynaecology, and the Clinical Therapies business, the latter of which was transferred to Bioventus in May 2012.

The revenue in this Other franchise (excluding Clinical Therapies) increased by $2m to $69m (5%), which represented an underlying revenue growth of 7% and -2% of unfavourable foreign currency translation.

The franchise’s key gynaecology product is the TRUCLEAR System, a first-of-its-kind hysteroscopic morcellator that pairs continuous visualisation capabilities with minimally invasive tissue removal providing safe and efficient removal of endometrial polyps and submucousal fibroids. The Group also sells a hysteroscopic fluid management system, which provides uterine distension and clear visualisation during hysteroscopic procedures.

In 2012, the franchise introduced two additions to the TRUCLEAR System, the smaller-sized TRUCLEAR 5.0 System and the TRUCLEAR ULTRA Reciprocating Morcellator 4.0.

28 Smith & Nephew Annual Report 2012

Business segment review continued

Advanced Wound Management

Smith & Nephew has leadership

positions in Exudate and Infection

management, Negative Pressure

Wound Therapy and Bioactives

Revenue[2]		Trading profit[1,2]

$1,029m	+4%	$237m	-1%

Operating profit[2]		Trading profit margin[1]

$214m	nil%	23.1%	-120 bps

Revenue by franchise $m			Product franchise growth[2] %
A	Infection management	127
B	Exudate management	269
C	Other AWM	633

1 Explanations of these non-GAAP financial measures are provided on pages 44 to 46.

2 Underlying growth percentage after adjusting for the effect of currency translation.

Section 3 Marketplace and Business segment review	29

Overview

Smith & Nephew’s Advanced Wound Management division (AWM) offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of wounds such as burns and invasive surgery that impact the wider population.

The main products within the AWM business are for Exudate management (predominantly the ALLEVYN brand and the recently added DURAFIBER products), Infection management (including the ACTICOAT brand) and Negative Pressure Wound Therapy (NPWT).

At the end of 2012, Smith & Nephew announced the completion of the acquisition of substantially all the assets of Healthpoint Biotherapeutics (‘Healthpoint’). The acquisition gives Smith & Nephew a leading position in bioactives, the fastest growing area of advanced wound management. The purchase price of $782m in cash has been financed from Smith & Nephew’s existing cash resources and bank facilities.

The AWM business has its global headquarters in Hull, UK and its North American headquarters in St Petersburg, Florida. The products are manufactured at facilities in Hull and Gilberdyke, UK, Suzhou in China, Fort Saskatchewan in Canada and also by third-party manufacturers around the world.

Strategy

AWM’s strategy is to be customer-led and invest for growth by focusing on high growth, high value segments, in particular exudate and infection management, through improved wound bed preparation, moist and active healing; further penetration of the NPWT market; and building its bioactives platform.

There has been a continued focus on operational efficiency and excellence. Since 2007, efficiency improvements have been delivered through various projects including support function consolidation, outsourcing of manufacturing to low cost suppliers, distribution rationalisation projects and the start of manufacturing in Suzhou, China.

Our strategic focus builds from an understanding of the increasing tensions between clinical and financial imperatives – and looks for the optimistic ground that resolves them. Our commitment is to improve wound outcomes for patients, and at the same time conserve resources for healthcare systems.

An aligned approach across AWM is designed to ensure that our employees are developed and work on common objectives to deliver consistent execution of the Group’s plan.

Acquisitions

Healthpoint

In December 2012, Smith & Nephew completed the acquisition of substantially all the assets of Healthpoint for $782m in cash. Healthpoint is a leader in bioactive debridement, dermal repair and regeneration wound care treatments. Its headquarters are in Fort Worth, Texas and it has approximately 460 employees, including an established sales force of 215.

This acquisition had compelling strategic and financial rationale for Smith & Nephew.

It gives the Group a strong position in bioactives, the fastest growing area of advanced wound management. Bioactives offer novel treatments for a range of hard-to-heal wounds, including the large and increasing prevalence of diabetic foot ulcers.

It brought a complementary range of bioactive debridement, dermal repair and regeneration products. Its principal marketed product is Collagenase SANTYL Ointment (‘SANTYL’), an enzymatic debrider for dermal ulcers and burns. Healthpoint’s offering also includes the OASIS family of leading acellular skin substitutes for venous leg ulcers and diabetic foot ulcers and REGRANEX, a growth factor for treating diabetic foot ulcers. These products generated revenues of around $190m in 2012 (not included in Smith & Nephew revenues for 2012). Its revenues are growing at a double digit percentage rate, driven by SANTYL ointment.

It added an established R&D capability in next-generation bioactive therapies for the treatment of chronic wounds. The principal pipeline product is HP802-247 for the treatment of venous leg ulcers, using cell-based therapy containing keratinocytes and fibroblasts. In August 2011, Healthpoint reported positive data from a Phase 2b clinical trial for HP802-247 in the treatment of venous leg ulcers, demonstrating that the compound met both its primary and secondary endpoints. The compound has recently entered Phase 3 trials for this indication and commercial launch could occur as early as 2017.

The Healthpoint acquisition will double our US AWM sales and strengthen our commercial scale and capabilities.

The combination creates a wound business which is unique – having leadership positions across exudate and infection management, negative pressure and bioactive wound care.

The agreement for the acquisition of Healthpoint’s assets contains customary representations and warranties by the parties.

30           Smith & Nephew Annual Report 2012

Business segment review continued

ADERMA

The purchase of the ADERMA Dermal Pads range in January 2012 gave us a leading position in the market to treat pressure ulcers. Up to one in 10 patients admitted to hospitals in the UK will suffer this debilitative condition, costing approximately £2.1bn per year. Developing skin damage causes great discomfort to the patient and depending on the grade of the ulcer can take many weeks to heal whilst the majority of pressure ulcers can be prevented. ADERMA Dermal Pads are made from a unique polymer gel that redistributes pressure, allowing clinicians to protect bony prominences to help prevent skin damage.

Kalypto

In 2012, the Company acquired Kalypto Medical, securing innovative complementary technology to expand our NPWT platform.

Market and competition

In 2012, weaker economic conditions worldwide continued to create several challenges for the overall advanced wound management market including significant price pressures and increased austerity measures in Europe.

The AWM market is focused on the treatment of chronic wounds of the older population and other hard-to-heal wounds such as burns and certain surgical wounds and is therefore also expected to benefit from demographic trends. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost effective than their conventional counterparts. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market. Management believes that the market will continue the trend towards advanced wound products with its ability to accelerate healing rates, reduce hospital stay times and cut the cost of clinician and nursing time as well as aftercare in the home.

Smith & Nephew estimates that the global wound management segment is worth approximately $6.0bn and the segment served by Smith & Nephew grew by 1% in 2012. Global competitors vary across the various product areas and include Kinetic Concepts, Molnlycke, Convatec and Coloplast.

Financial performance

Revenue

2012

AWM continues to outperform the market, with revenue growing at 4% in 2012 on an underlying basis (excluding a -3% unfavourable currency impact) to $1,029m. Management estimates that the overall market grew at 1%.

Underlying growth in Advanced Wound Management revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2012	2011
	%	%
Reported growth	1	12
Constant currency exchange effect	3	(5)
Underlying growth	4	7

In the Established markets, revenue increased from $906m to $907m in 2012. This represents an underlying growth of 3% which was offset by unfavourable currency movements of -3%.

In the US, revenue increased by 7% from $189m to $202m. In the Established markets outside of the US, revenues decreased -2% from $717m in 2011 to $705m in 2012. This represents an underlying growth of 2% after adjusting for -4% of unfavourable currency movements.

Revenue in the Emerging and International markets increased from $113m in 2011 to $122m in 2012 (8%). The underlying movement was 11% offset by -3% of unfavourable currency movements. Exudate management grew at 1% and Infection management was down -2%, impacted by a distributor consolidation project in Canada.

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

Section 3 Marketplace and Business segment review	31

AWM Revenue[2]		Trading profit[1,2]
$1.0bn	+4%	$237m	-1%
2011: $1.0bn		2011: $247m

Trading profit

2012

Trading profit reduced by $10m to $237m from $247m and trading profit margin decreased from 24.3% to 23.1%. The decrease in the year is primarily attributable to the additional costs arising from investment in new products throughout the year.

2011

Trading profit increased by $14m (6%) to $247m from $233m in 2010 and trading profit margin decreased from 25.6% to 24.3%. The comparative was assisted by a $25m settlement in respect of BlueSky. Ignoring the impact of this in the comparatives, the equivalent margin for 2010 was 22.8%. The increase in margin in 2011 was driven by the increase in underlying revenues.

Operating profit

2012

Operating profit decreased by $18m to $214m in 2012. This comprises a decrease in trading profit of $10m discussed above and an increase of $11m in connection with the acquisition related costs on the purchase of Healthpoint. These costs were partially offset by a reduction of $3m in the amortisation of acquisition intangibles.

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2012	2011
	$m	$m
Operating profit	214	232
Acquisition related costs	11	–
Restructuring and rationalisation costs	8	8
Amortisation of acquisition intangibles	4	7
Trading profit	237	247

Advanced Wound Management trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2012	2011	2010
	%	%	%
Trading profit	25	26	24
Operating profit	25	27	24

2011

Operating profit increased by $12m to $232m. This comprises an increase in trading profit of $14m and a reduction of $1m in the amortisation of acquisition intangibles. These were offset by an increase of $3m in restructuring and rationalisation costs.

Regulatory approvals

In 2012 regulatory clearance for sale was obtained for ALLEVYN Life in the EU, US, Canada and Australia and for the introduction of a range of German specific ALLEVYN variants.

DURAFIBER Ag was approved as a Class III medical device in the EU.

VERSAJET and the RENASYS product range were both approved in Japan enabling Smith & Nephew to extend its operations into this important space. The RENASYS Go pump also received regulatory approval in China. In 2012 sterile pump versions of the PICO product launched in 2011 obtained regulatory approval in the US, EU, Canada & Australia.

PICO and VERSAJET II were both certified as compliant with the 3rd Edition of IEC 60601 an important new standard for the safety of electro-medical devices which is now required to comply with regulations in the EU.

Additional AWM products approved in the Emerging markets in 2012 include OPSITE Flexifix and LEUKOSTRIP in China and eight new products in India (ALLEVYN and ALLEVYN Ag variants, DURAFIBER and ACTICOAT Flex).

1 Explanations of these non-GAAP financial measures are provided on pages 44 to 46.

2 Underlying growth percentage after adjusting for the effect of currency translation and disposals.

32           Smith & Nephew Annual Report 2012

Business segment review continued

Franchises

Underlying revenue growth for key product lines are:

	2012	2011
	%	%

Exudate management	1	2

Infection management	(2)	4

Other AWM	7	10

Due to the nature of its product range there is little seasonal impact on the Advanced Wound Management business.

Advanced Wound Care

Exudate management

Exudate management revenues decreased by -2% from $275m in 2011 to $269m in 2012. This represents an underlying growth of 1% offset by -3% in unfavourable currency exchange.

Exudate management products focus on efficient fluid management and creating the optimal moist wound environment that helps promote faster healing of the wound and reduces the risk of maceration. The principal technologies in this franchise are foam (ALLEVYN family) and gelling fibre dressings (DURAFIBER).

The ALLEVYN Gentle Border success story has continued with above market growth in 2012, becoming the largest variant of the ALLEVYN family this year. This was possible through focus on market share gains and further expansion of the range through new product development. In particular, the lite and shaped versions have further enhanced our ability to offer customers unique products that meet their clinical and economic needs. DURAFIBER commercialisation has also gained momentum in 2012.

ALLEVYN Life was launched in 2012. This is the latest generation of ALLEVYN products offering unique benefits and a significant advancement in managing wounds that diminish the quality of life of hundreds of thousands of patients every year. The product was born out of extensive international ethnographic research to understand how product design and performance can improve patient wellbeing, leading to improvements in concordance, clinical outcomes and, as a result, improved economic outcomes. Both clinician and patient feedback have been overwhelmingly positive.

Infection management

Infection management revenues have fallen from $133m in 2011 to $127m in 2012 (-5%). This also represents an underlying decline of -2% along with -3% of unfavourable currency exchange.

AWM has two significant technologies in its infection management portfolio, silver (ACTICOAT and ALLEVYN Ag) and iodine (IODOSORB). Market conditions for silver containing products have continued to be difficult in Europe but our focus on appropriate use, evidence based outcomes and cost effectiveness have demonstrated the differentiation within our products and stabilised our business in 2012. The iodine-based IODOSORB product has benefited from new evidence, claims and geography expansion, adding growth to our infection management portfolio.

ACTICOAT Flex continues to perform well following its introduction in 2009 by offering the customer benefits of ease of use, class leading efficacy and patient comfort. The ACTICOAT brand was further expanded in 2012 with ACTICOAT Surgical, delivering the antimicrobial performance of ACTICOAT in a specialist format designed for incision management – for use as part of strategies to reduce surgical site infections – a significant and costly post-surgical complication.

Other

Advanced Wound Management also offers a wide range of other wound care products, which means we offer one of the most comprehensive ranges of wound care solutions in the industry. These other products include our film and post-operative dressing offerings, skincare products and gels.

IV3000, AWM’s specialist IV dressing, utilises REACTIC film technology and a unique patterned adhesive to create a highly breathable product which by keeping the IV site dry helps to reduce the risk of bacterial growth and infection. IV3000 has continued to grow, especially through expansion into our Emerging markets and a continued focus on product training and education in 2012.

OPSITE Post Op visible is an incision management dressing innovation that combines the attributes of the ideal dressing with the ability to see the incision without having to remove the dressing. This unique product has gone from strength to strength since its introduction, bringing it to new customers and countries, significantly contributing to the Advanced Wound Care brands growth in 2012.

Section 3 Marketplace and Business segment review	33

Advanced Wound Devices

Negative Pressure Wound Therapy (NPWT) delivers vacuum-assisted pressure to help promote healing. It consists of a wound dressing, a drainage tube, and a transparent film that is connected to a suction device. Smith & Nephew offers the RENASYS EZ and RENASYS GO pump systems together with a range of foam and gauze dressing kits. The NPWT range was enhanced with the introduction of PICO, the first of its kind – a fully disposable NPWT system.

The NPWT strategy is to be customer-led and invest for growth by offering the flexibility and simplicity within the product range to help address both the clinical and cost considerations of the customer. Within the traditional NPWT segment the Group is focusing on gaining share through offering a flexible RENASYS portfolio range of NPWT product offerings including foam, gauze, speciality kits, and portable and institutional pump systems. Within the disposable NPWT segment, the Group offers the simplified PICO portfolio range and is investing in creating this new market segment.

Smith & Nephew’s NPWT business continued strong growth in 2012, reflecting share gains continuing across North America and Europe, and new product introductions in Japan and Emerging markets. In addition, the recently launched PICO system (disposable NPWT) accelerated sales growth as the product gained awareness and adoption across a range of therapeutic areas (incision sites, chronic indications) and care settings (OR, discharge environment and community care).

The global NPWT market growth for 2012 showed modest decline compared to 2011. The increase in patient therapy and volumes was offset by price declines in most markets.

Within North America, market price declines are a reflection of business model changes to a single purchase transaction and away from the rental revenue model. In addition, unit price pressure continues in various care settings in response to pay or pressure and changing healthcare delivery dynamics. Therapy days increased slightly as a result of new technology offerings to provide greater therapy availability in transition care and discharge environment – offset by general trends in reduced hospital stay. For Europe, price pressure is a reflection of increased competition in key markets and the general economic environment across most markets. NPWT therapy was introduced in Japan in 2010 and the market continues to reflect strong growth as the therapy adoption increases across the market.

The Group continues to invest in medical education across the therapy category. Investment in clinical trials, consensus papers and general customer education and training remains a component to the overall value the Group brings to the advanced wound device market space.

During 2012, Smith & Nephew entered into a global settlement agreement with Wake Forest University that resolved all existing NPWT patent litigation between the two parties.

VERSAJET (hydro-surgery debridement) system sales were slightly down for 2012 over 2011. Revenue performance is a reflection of business model changes transitioning customers from a loaner to purchase equipment which positions the product line for better future growth. The transition phasing is effected by capital budget cycles, but allows for improved therapy adoption within facilities and thus providing a better platform for future growth. In addition, the economic conditions within health systems to pay for higher price capital equipment limits the ability to effect the change in business models.

New in 2012, was the introduction of RENASYS and VERSAJET systems to the Japan market. Japan is one of the world’s largest healthcare markets, where the NPWT and hydrosurgery segments are relatively new and growing. The early presence of the Group product offerings in these growing market segments provide a platform from which to sustain future growth.

Throughout 2012, the Group continued to invest and introduce a range of product improvements across the portfolio designed to improve adoption and customer satisfaction. The PICO range was extended to include new incision site shapes and RENASYS system adaptions were introduced, to make the pumps easier to operate in the hospital environment.

34 Smith & Nephew Annual Report 2012

4	Sustainability review

As a business dedicated to helping improve people’s lives, our approach to sustainability focuses on positively contributing to the needs of stakeholders through improved environmental, social and economic performance.

Sustainability strategy	35

Healthy economic performance	36

Healthy social performance	37

Healthy environmental performance	40

Sustainability progress	41

Section 4 Sustainability review	35

Sustainability strategy

Smith & Nephew continues to make progress

in achieving the objectives in our sustainability strategy,

which seeks to meet stakeholder expectations of a

sustainable business.

Smith & Nephew has been measuring, reporting and improving on its sustainability performance since 2001. During this time, the Group has made good progress and has been looking for ways to align sustainability more closely with our overall strategic priorities.

With this objective in mind, and under the leadership of Chief Executive Officer, Oliver Bohuon, Smith & Nephew developed a new sustainability strategy in 2011 as described below. The strategy aims to reinforce a healthy brand and strengthen corporate reputation by focusing on three distinct priorities:

–	Healthy economic performance
–	Healthy social performance
–	Healthy environmental performance

Objectives

Smith & Nephew developed a comprehensive set of 2015 targets across each of these areas. These are outlined below:

Sustainability vision

Smith & Nephew will continue to build a sustainable business based on a global commitment to healthy environmental, social and economic performance. By working with stakeholders and inspiring employees, the vision will create shared value for all people that come into contact with the business by:

–   Reducing risk and cost

–   Building a better place to work

–   Innovating differentiated products and services, and increasing engagement with customers

–   Increasing shareholder value

Sustainability is a healthy business – the journey to 2015

Our sustainability aim

Build on our brand and corporate reputation
Be an industry leader incorporating sustainability objectives to reduce costs, innovate and differentiate our products and solutions.	Better engage with our customers. Be a ‘best place to work’. Increase our shareholder value.

Our sustainability priorities

Healthy economic performance	Healthy social performance	Healthy environmental performance
Delivering revenue growth and shareholder value through efficiency, performance and innovation.	Delivering a safe and healthy work environment with strong ethics and values, which embraces diversity and plays a leadership role in the communities where the Group operates.	Minimising environmental impact by reducing use of energy, carbon, water and other key resources.

36 Smith & Nephew Annual Report 2012

Sustainability review continued

Research & Development expenditure	Research & Development % of revenue
$171m	4.1%
2011: $167m	2011: 3.9%

Healthy economic performance

Our sustainability targets

Achieving Healthy Economic Performance will also yield cost savings and increased revenue
Deliver a higher return to our shareholders than our peer group over the longer term
Incorporate sustainability considerations into 100% of new product design by 2015
Incorporate sustainability considerations with 100% of our major supply chain partners by 2015

Smith & Nephew makes a major contribution to the health and well-being of individuals and communities across the world. Our pioneering technologies enable nurses, surgeons and other medical practitioners to provide effective treatment quickly and affordably. More than this, they help increase accessibility and save and improve the quality of people’s lives – all while helping the business thrive.

Product design

Revenue growth through innovation

In order to grow, thrive and combat some of the world’s most widespread health issues Smith & Nephew place a strong emphasis on new product development and innovation.

By designing products, instruments and techniques that provide both clinical and cost benefits, the Group’s work in this area has a major impact on improving the efficiency of health services. From reducing the frequency of dressing changes and shortening operating room time, to reducing infection rates and length of time spent in hospital – the Group’s efforts in this area have a significant impact on the lives of people across more than 90 countries.

In 2012, Smith & Nephew launched an entirely new concept in advanced wound care management with ALLEVYN Life, which focuses on the patient’s overall quality of life. Patient-centric in design, and considering the entire healthcare chain from provider to patient, ALLEVYN Life allows more healthcare providers the opportunity to help patients with hard to heal or hard to manage wounds. Research has shown that improving patient well-being is fundamental to reducing the economic cost of wound care. ALLEVYN Life offers unique benefits that help deliver this and is a significant advancement in preventing wounds that diminish the quality of life of many patients every year.

Smith & Nephew also introduced the REDAPT Femoral Revision System which was specifically designed to bring the concept of personalised patient treatments to the revision hip market. The REDAPT system allows surgeons to recreate a patient’s specific functionality effectively while quickly and easily addressing issues such as poor bone quality and proximal/distal mismatch. The REDAPT instruments maximise surgical efficiency and improve accuracy and reproducibility of implant position.

Business continuity

By creating a more sustainable business, Smith & Nephew is building resilience and flexibility to adapt to change. With the demand for medical technology set to increase well into the future, we are applying more sustainable ways of behaving to ensure long-term business continuity.

Product Development is driven by three specific considerations on healthcare systems and patients: Cost, Outcomes and Access. Design teams look at the overall cost of a product and how it impacts healthcare stakeholders, consider the benefits or outcome of new products and question how to enable new patients access to our new products and capabilities.

Supply chain

Our major supply chain partners have clearly spelled out sustainability targets, mostly around reducing carbon footprint. In addition we are working on initiatives that will deliver further improvements by switching distribution freight services where possible to lower carbon emissions such as from air to road and deep sea container service.

We now require sustainability reports to be provided for new suppliers and for each contract renewal and these are weighted in our assessments. There are challenges with small local suppliers in some countries but we are making progress.

Section 4 Sustainability review	37

Lost time injury rate	Corporate citizenship/philanthropy spend
-17%	$14m
2011: +1%	2011: $14m

Healthy social performance

Our sustainability targets

A safe and healthy work environment. Strive for zero injuries and attain a position in top quartile of industry for safety performance through 2015
A healthy workforce. Implement wellness programmes in at least 60% of our major facilities by 2015
A diverse workforce. At least 40% of our global talent pool will be women by 2015
An ethical work environment. Employees must continue to complete annually assigned compliance training and certify adherence to our Code of Conduct and Business Principles
A responsible leader in the community. Contribute more than 1% of adjusted pre-tax profits annually towards corporate citizenship/philanthropy through 2015

Smith & Nephew touches the lives of millions of customers, communities and people across 90 countries. To deliver our technological innovations, we rely on the commitment and hard work of a network of more than 10,000 employees.

A safe and healthy working environment

Smith & Nephew has a longstanding commitment to the safety and health of employees, visitors and contractors. By reinforcing the responsibility of employees and contractors to work safely and follow our policies, standards and procedures, we are building a safe and healthy place to work.

In 2012 we achieved a 9% improvement in the Occupational Safety and Health Administration Total Recordable Incident Rate (TIR) and a 17% improvement in the Lost Time Injury Frequency Rate (LTIFR). In addition the severity of lost time injuries, as measured by number of days lost reduced by 10%. These improvements were achieved through determined management leadership and engagement of our employees.

Group safety rates

Wellness programmes

By the end of 2012 structured wellness programmes were in place at eight out of 18 of our major facilities covering 46% of our employees. Smith & Nephew defines major facilities as those in which more than 100 people report to work. Wellness programmes typically include lifestyle screenings and health assessments and preventative programmes based on nutrition and fitness advice. In some locations there are on site fitness facilities and classes.

Diversity at Smith & Nephew

Smith & Nephew believes that diversity fuels innovation. We focus on creating an inclusive, engaging environment where employees are valued and drive achievement of our goals. Such an environment fosters strength in our business because the variety of perspectives, experiences and work styles enhance creativity and innovation. We are committed to employment practices based on equality of opportunity, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job.

The Board and Executive continue to recognise the importance of diversity and over the last two years have expanded their own diversity profile.

An ethical work environment

We earn trust

Trust is the foundation on which Smith & Nephew is built and it is the hallmark of its interactions with stakeholders both inside and outside the Group. A Code of Conduct and Business Principles defines the standards of behaviour for the Group’s employees as well as suppliers, contractors and distributors authorised to do business on the Group’s behalf.

Smith & Nephew fosters trust through open communication and a collaborative environment where ideas are encouraged, recognised and rewarded. Communication channels include group-wide newsletters and intranet platforms as well as a variety of forums for open dialogue including quarterly reports from the CEO and quarterly employee meetings on the state of the Group and important initiatives.

38 Smith & Nephew Annual Report 2012

Sustainability review continued

Code of Conduct and Business Principles

Smith & Nephew aims to be honest and fair in all aspects of its operations and expects the same from those with whom it does business. Our Code of Conduct and Business Principles governs the way we operate so that we respect stakeholders and seek to build open, honest and constructive relationships.

Smith & Nephew takes account of ethical, social, environmental, legal and financial considerations as part of its operating methods. We have a robust whistle-blowing system in all jurisdictions in which Smith & Nephew operates and where we have the necessary regulatory approvals. Our Code also states that we have a non-retaliation policy against anyone who makes a report in good faith.

New employees receive training on our Code of Conduct and Business Principles. We also assign annual compliance training to employees. In 2012, we created two courses: ‘I earn trust’ and ‘Data privacy’ to use for our annual training. The ‘I earn trust’ module focused on the key elements that make up trust – goodwill, ability and integrity – and gave employees an opportunity to practice earning trust in different scenarios.

Global Compliance Programme

Smith & Nephew aims to have a world-class, Global Compliance Programme that helps our business mitigate risk and comply with global laws. In 2012, Smith & Nephew continued to strengthen its comprehensive compliance programme which includes global policies and procedures, on-boarding and annual training for its employees and managers around the world, monitoring and auditing processes, and reporting channels. We provide resources and tools to guide employees through a global intranet web site. We require approvals for any significant interactions with healthcare professionals or government officials. New distributors are subject to due diligence, required to commit to compliance with our Code and take training.

In 2012, under the terms of the Company’s FCPA settlement (see Legal Proceedings), we retained an independent monitor to review the effectiveness of our compliance programme and make recommendations, as appropriate, for further enhancements to the programme. The monitor completed his initial review in August, and we are now in the process of implementing the recommended enhancements.

A responsible leader in the community

For Smith & Nephew, corporate citizenship and philanthropy play an integral role in the achievement of the Group’s strategic objectives of creating commercial value, building a strong reputation and creating deeper engagement for employees.

Smith & Nephew adopts a shared value approach to philanthropy and citizenship which focuses on leveraging the Group’s resources to be a force for good. The principal focus is on support for research, prevention, treatment and recovery of joint and bone health and wound care. In 2012, a new philanthropy policy was agreed and will be deployed in 2013. Details of this will be given in the full Sustainability Report to be published later this year.

In 2012, Smith & Nephew’s support for community charitable causes, grants, sponsorships and medical education was approximately $14m including $2m in product donations. As a matter of policy, Smith & Nephew makes no political contributions.

Smith & Nephew has developed relationships through healthcare professionals around the globe to support medical missions and medical education. In 2012 this charitable outreach included mission work in Vietnam through the Prosthetics Outreach Foundation, in Ecuador and Guatemala and the US through Operation Walk and Canvasback Missions in Majuro, Republic of the Marshall Islands.

Our initiatives into medical education included being the first sole sponsor of an Orthopaedic facility when the KwaZulu-Natal Orthopaedic Training Centre at the Inkosi Albert Luthuli Central Hospital, South Africa opened its doors in June 2012. This Centre provides training and education opportunities for surgeons from across Africa looking to learn minimally-invasive arthroscopic techniques.

Employees help raise community

awareness for Child Survival Programme

Our employees participated in many volunteer programmes during 2012 including the Manly-Manado Walk to raise funds for Compassion’s Child Survival Programme in Manado, Indonesia. Employees from our offices in Sydney, New South Wales, Australia joined others in the community to help raise awareness of why water, sanitation and hygiene matter in a developing community.

Section 4 Sustainability review	39

Our people and communities

Our people strategy, which outlines our approach to leading our workforce and supports the delivery of our business strategy, is built on three key pillars: attract, recruit and retain talent; develop leaders; and engage employees through value driven strategies.

Smith & Nephew’s vision is to be the best at improving people’s lives and this vision extends to our employees. Our employees are dedicated to our core values of Performance, Innovation and Trust which represent the foundation of our culture.

Investing in our people and communities will help us ensure the long-term sustainability of our business. In 2012, our workforce included more than 10,000 employees, based in 32 countries. Our employment practices are designed to help us create the right workplace culture in which all employees feel valued, respected, empowered and inspired.

We strive to have the communities in which we work prosper as our business grows. Our community investment strengthens our business by supporting the local economies where we operate, helping us build strong relationships and capitalising on the philanthropic spirit of our workforce.

Attracting the best talent and developing and engaging our employees is critical to achieving and sustaining our business objectives and overall performance. Our appointments are made on merit and in alignment with a core set of competencies and values of which ethics and integrity are central. Our priority lies in the development and promotion of our employees whenever possible.

Each year, Smith & Nephew conducts a comprehensive global development and capability review process to identify high potential employees and ensure they have solid development plans. We continue to work on succession plans for critical positions across our business and have taken proactive steps to recruit specialist and leadership talent to augment our current team. We pride ourselves in maintaining a robust leadership strategy to identify and develop our leaders and offer a wide range of learning opportunities to our employees. Current programmes include the CEO forum designed to develop talent and provide exposure to the broader business and the General Managers Meeting held annually to align these key leaders with the Group’s strategy and goals. In addition the Board reviews succession plans for key executive roles.

Our performance management process means employees are set business aligned objectives and behavioural goals that are rewarded on high performance. Reward systems are focused on promoting high performance and helping to attract and retain the best people.

Smith & Nephew strives to create a more engaged and productive workforce and focuses on four measures to drive employee engagement. These include an understanding of the Group’s mission and direction, sense of employee involvement, focus and adaptability to customers and market place. We continue to listen to our employees and value their opinions. In 2012, more than 90% of our workforce responded to our Global Survey.

40 Smith & Nephew Annual Report 2012

Sustainability review continued

Energy usage	Water consumption
-1.5%	+2.6%

Healthy environmental performance

Our sustainability targets

Reduce non-renewable energy use by 15% by 2015
Reduce CO2 emissions by 15% by 2015
Reduce water use by 15% by 2015
Reduce packaging materials by 15% by 2015
Reduce total waste by 15% by 2015
Increase the percentage of total waste recycled by 15% by 2015 (all normalised for growth)

Smith & Nephew is committed to reducing the impact of its activities on the environment to create a healthier planet. By focusing on energy and waste reduction, the Group is also reducing costs and becoming more efficient.

2012 Key performance compared

to normalised 2011 baseline %*

*	Smith & Nephew uses a normalisation process based on cost of production which is defined as the cost of goods sold adjusted for opening and closing inventory levels. As production efficiencies are realised the cost of goods sold reduces and this can distort the effects of real environmental benefits making them appear less than actually achieved. Smith & Nephew will include a longer commentary on the normalisation process in its full Sustainability Report published later this year.

Reduction in CO2 emissions of 100 metric tonnes: by re-routing vehicles for improved efficiency

Our Advanced Surgical Devices facility in Alberta, Canada has reduced the number of miles that materials and products are transported by re-routing some vehicles for improved efficiency. This initiative has reduced the number of journeys and therefore the overall distances driven by 120,000 miles per year. This equates to an approximate reduction in CO2 emissions of 100 metric tonnes.

Energy and carbon reduction

Smith & Nephew recognises that emissions resulting from its global operations represent one of the key environmental impacts arising from the business. In 2012, initiatives to reduce our energy consumption and associated carbon emissions have resulted in a reduction in energy usage of -1.5% and -1.8% reduction in carbon emissions.

There has been tracking of energy savings initiatives at all of the major facilities. These range from lighting to heating and air handling to water cooling.

Lighting upgrades in warehousing and manufacturing centres have contributed to significant energy savings. Improvements to equipment and processes have resulted in reduced power consumption across a number of production facilities.

Water

Water consumption has risen by 2.6% in 2012. Achieving a reduction in water usage is particularly challenging as the majority of the water used wthin the Group is consumed at one individual facility where water is used for many key processes. This will be reviewed in 2013.

Packaging, waste and recycling

Waste reduction, including that related to product packaging, is a priority for Smith & Nephew. Given that a large amount of medical products are shipped and transported it is vital to ensure that these are protected from the point of manufacture through to the point of delivery. Product packaging plays a critical role in ensuring this safe delivery.

Establishing an effective strategy to meet our target for reduction in packaging materials is challenging due to the highly regulated environment and long lead times for change approvals. However by considering design, exploring ways to reduce and using new, more sustainable materials we are making progress in this area.

In 2012, one of our supply chain teams developed a specific process to optimise how our products are shipped and reduce shipping ‘air around the world’. By implementing this process for outbound packaging operations, corrugated cardboard usage was reduced by over 6 tonnes and CO2 emissions reduced by 6,148kg in 2012. These reductions will have a further positive impact in 2013 when the process is fully implemented.

Section 4 Sustainability review	41

Waste recycled	Total waste produced
+21.3%	+5.1%

In 2012, our overall waste rose by 5.1% largely due to equipment and layout changes, inventory adjustments arising from relocations and some building and demolition work. We are not satisfied with this and in 2013 we will increase our focus on the waste hierarchy, in particular prevention at source.

Significant improvements have been made in recycling waste which rose in 2012 by 21.3% and now stands at 58%.

Sustainability progress

Smith & Nephew retained its membership of the FTSE4Good. The FTSE4Good Index and Ratings have been designed to measure the performance of companies that meet or exceed globally recognised standards.

The Dow Jones Sustainability Index (DJSI World) was established to track the performance of the world’s largest companies that lead the field in terms of corporate sustainability. Smith & Nephew’s score improved this year and our inclusion in the Index was maintained.

Suzhou: 55% energy saving for facility lighting

The lighting in the warehouse at the Advanced Wound Management facility in Suzhou, China has been upgraded by fitting electrodeless lamps resulting in a 55% energy saving. This equates to a reduction in use of over 85,000 kWh per annum and associated annual cost savings. The advantages also include extended lamp life and therefore lower maintenance and replacement costs.

Smith & Nephew has been commended by the Carbon Disclosure Project (CDP), which represents 655 institutional investors with $78 trillion in assets, for its approach to the disclosure of climate change information. For the first time in 2012 Smith & Nephew is featured in CDP’s ‘Carbon Disclosure Leadership Index.’ This index, a key component of CDP’s annual FTSE 350 report, highlights the constituent companies within the FTSE 350 Index which have displayed a strong approach to information disclosure regarding climate change. Companies are scored on their climate change disclosure and high scores indicate good internal data management and understanding of climate change related issues affecting the Company.

Our Goodlett Farms Innovation Centre in Memphis, TN, USA, achieved the internationally recognised LEED (Leadership in Energy and Environmental Design) Gold Certification from the U.S. Green Building Council. This is the first LEED certified building in the global Smith & Nephew portfolio.

Looking ahead

A more detailed review of Smith & Nephew’s 2012 sustainability performance will be featured in our 2012 Sustainability Report to be published later this year.

Since 2001, Smith & Nephew has proudly reported on corporate sustainability. You may access our past and current Sustainability Reports through our corporate website www.smith-nephew.com

Contact us directly regarding Sustainability at sustainability@smith-nephew.com

42 Smith & Nephew Annual Report 2012

5	Financial review and principal risks
The Group remains in a strong cash generative position, with a healthy balance sheet to fund further growth.

Financial review	43

Outlook and trend information	53

Principal risks and risk management	54

Section 5 Financial review and principal risks	43

Financial review

Group revenue[2]		Basic earnings per Ordinary Share
$4.1bn	+2%	81.3c	+24.5%
2011: $4.3bn		2011: 65.3c

Financial highlights

Group revenue was $4,137m for the year ended 31 December 2012, representing a -3% decline compared to 2011. This comprised of underlying revenue growth of 2%, unfavourable currency translation of -2% and the disposal impact from the sale of the Clinical Therapies business totalling -3%.

Attributable profit in 2012 was $729m compared to $582m in 2011. Adjusted attributable profit (calculated as set out in ‘Selected financial data’ on pages 156 to 157) increased 2% to $679m in 2012, from $664m in 2011.

Basic earnings per Ordinary Share were 81.3¢, compared to 65.3¢ for 2011. EPSA (as set out in ‘Selected financial data’) was 75.7¢ in 2012 compared to 74.5¢ for 2011, representing a 2% increase.

	2012	2011	2010
	$m	$m	$m
Financial highlights (i) (iii)
Revenue	4,137	4,270	3,962

Underlying growth in revenue (%)	2%	4%	4%

Trading profit	965	961	969

Underlying growth in trading profit (%)	6%	(4)%	11%

Trading profit margin (%)	23.3%	22.5%	24.5%

Operating profit	846	862	920

Attributable profit for the year	729	582	615

Adjusted attributable profit	679	664	654

Basic earnings per Ordinary Share	81.3¢	65.3¢	69.3¢

EPSA	75.7¢	74.5¢	73.6¢

Growth in EPSA (%)	2%	1%	12%

Dividends per Ordinary Share (ii)	26.1¢	17.40¢	15.82¢

Cash generated from operations	1,184	1,135	1,111

Trading cash flow	999	838	825

Trading profit to cash conversion (%)	104%	87%	85%

(i)	Items shown in italics are non-GAAP measures. Reconciliations to reported figures are on pages 44 to 46.
(ii)	The Board has proposed a final dividend of 16.2 US cents per share which together with the first interim dividend of 9.9 US cents makes a total for 2012 of 26.1 US cents. The final dividend is expected to be paid, subject to shareholder approval, on 8 May 2013 to shareholders on the Register of Members at the close of business on 19 April 2013.
(iii)	All items are $m unless otherwise indicated.

2 Underlying growth percentage after adjusting for the effect of a currency translation and disposal.

44 Smith & Nephew Annual Report 2012

Financial review continued

Measuring performance

Revenue

‘Underlying growth in revenue’ is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations and for movements in exchange rates. Underlying growth in revenue is not presented in the accounts prepared in accordance with International Financial Reporting Standards (‘IFRS’) and is therefore a measure not in accordance with Generally Accepted Accounting Principles (a ‘non-GAAP’ measure).

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

‘Underlying growth in revenue’ reconciles to growth in revenue reported, the most directly comparable financial measure calculated in accordance with IFRS by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales. This is measured as the difference between the increase in revenue translated into US Dollars on a GAAP basis (ie current year revenue translated at the current year average rate, prior year revenue translated at the prior year average rate) and the increase measured by translating current and prior year revenue into US Dollars using the prior year closing rate.

The ‘acquisitions effect’ is the measure of the impact on revenue from newly acquired business combinations. This is calculated by excluding the revenue from sales of products acquired as a result of a business combination consummated in the current year, with non-US Dollar sales translated at the prior year average rate. Additionally, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired in those business combinations consummated in the previous year, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

The ‘disposals effect’ is the measure of the impact on revenue from the disposal of business operations during the year. This is calculated by excluding the revenue from sales of products the Group no longer sells as a result of the disposal in the current year, with non-US Dollar sales translated at the prior year average rate. Additionally, prior year revenue is adjusted to remove a full year of revenue from the sales of products disposed. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

	2012	2011	2010
	%	%	%
Reported revenue growth	(3)	8	5
Constant currency exchange effect	2	(4)	(1)
Disposals effect	3	–	–
Underlying revenue growth	2	4	4

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2012	2011	2010
	$m	$m	$m
Operating profit	846	862	920
Acquisition related costs	11	–	–
Restructuring and rationalisation costs	65	40	15
Amortisation of acquisition intangibles and impairments	43	36	34
Legal claim (see page 53)	–	23	–
Trading profit	965	961	969

A reconciliation of reported revenue growth to underlying revenue growth, by business segment, can be found on pages 22 to 33.

Section 5 Financial review and principal risks	45

Trading profit

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; acquisition costs; and gains and losses resulting from legal disputes and uninsured losses.

A reconciliation of operating profit to trading profit, by business segment, can be found on pages 22 to 33.

Adjusted earnings per Ordinary Share

Growth in ‘adjusted earnings per Ordinary Share (‘EPSA’)’ is another measure which presents the trend in the long-term profitability of the Group. EPSA is not a recognised measure under IFRS and is therefore a non-GAAP financial measure. The most directly comparable financial measure calculated in accordance with IFRS is earnings per Ordinary Share.

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

Growth in ‘trading profit’ and ‘trading profit margin’ (trading profit expressed as a percentage of revenue) are measures which present the growth trend in the long-term profitability of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term profitability. The Group presents these measures to assist investors in their understanding of the trends. The Group’s international financial reporting (budgets, monthly reporting, forecasts, long-term planning and incentive plans) focuses primarily on profit and earnings before these items. Trading profit and trading profit margin are not recognised measures under IFRS and are therefore non-GAAP financial measures.

	2012	2011	2010
	$m	$m	$m
Attributable profit for the year	729	582	615
Acquisition related costs	11	–	–
Restructuring and rationalisation expenses	65	40	15
Amortisation of acquisition intangibles and impairments	43	36	34
Profit on disposal of net assets held for sale	(251)	–	–
Legal claim (see page 53)	–	23	–
Taxation on excluded items (see page 104)	82	(17)	(10)
Adjusted attributable profit	679	664	654

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

Earnings per Ordinary share	2012	2011	2010
Basic	81.3¢	65.3¢	69.3¢
Diluted	80.9¢	65.0¢	69.2¢
Adjusted: Basic	75.7¢	74.5¢	73.6¢
Adjusted: Diluted	75.4¢	74.2¢	73.6¢

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

46 Smith & Nephew Annual Report 2012

Financial review continued

Trading cash flow reconciles to cash generated from operations, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2012	2011	2010
	$m	$m	$m
Cash generated from operations	1,184	1,135	1,111
Less: Capital expenditure	(265)	(321)	(315)
Add: Cash received on disposal of fixed assets	–	–	8
Add: Acquisition related costs	3	1	–
Add: Restructuring and rationalisation related expenditure	55	20	16
Add: Legal settlement	22	–	–
Add: Macrotexture expenditure	–	3	5
Trading cash flow	999	838	825
Trading profit	965	961	969
Trading profit to cash conversion ratio	104%	87%	85%

2012 Financial highlights

The following table sets out certain income statement data for the periods indicated:

	2012	2011
	$m	$m
Revenue (i)	4,137	4,270
Cost of goods sold (ii)	(1,070)	(1,140)
Gross profit	3,067	3,130
Marketing, selling and distribution expenses	(1,440)	(1,526)
Administrative expenses (iii), (iv), (v)	(610)	(575)
Research and development expenses	(171)	(167)
Operating profit (i)	846	862
Net interest receivable/(payable)	2	(8)
Other finance costs	(3)	(6)
Share of profit from associates	4	–
Profit on disposal of net assets held for sale	251	–
Profit before taxation	1,100	848
Taxation	(371)	(266)
Attributable profit for the year	729	582

(i)	Group revenue and operating profit are derived wholly from continuing operations and discussed on a segment basis on pages 22 to 33.
(ii)	In 2012, $3m of restructuring and rationalisation expenses were charged to cost of goods sold (2011 – $7m).
(iii)	2012 includes $51m of amortisation of other intangible assets (2011 – $42m).
(iv)	2012 includes $nil relating to legal provision (2011 – $23m).
(v)	2012 includes $62m of restructuring and rationalisation expenses, $43m relating to amortisation of acquisition intangibles and $11m acquisition related costs (2011 – $33m of restructuring and rationalisation expenses and $36m relating to amortisation of acquisition intangibles).

Revenue

Group revenue decreased by $133m (-3%) from $4,270m in 2011 to $4,137m in 2012. Underlying revenue growth was 2% of which -2% growth was attributable to unfavourable currency translation and -3% was attributable to the effect of disposing of the Clinical Therapies business. Advanced Surgical Devices revenues decreased by $143m (-4%), underlying growth was 2% of which -2% was due to unfavourable currency translation and -4% due to the disposal of the Clinical Therapies business. Advanced Wound Management revenues increased by $10m (1%), underlying growth was 4% with -3% due to unfavourable currency translation.

A more detailed analysis is included within the ‘Revenue’ sections of the individual business segments that follow on pages 22 and 33.

Cost of goods sold

Cost of goods sold decreased by $70m to $1,070m from $1,140m in 2011 which represents a 6% decrease. Of this movement, 1% is due to favourable currency translation movements. The remaining movement is largely attributable to the continued focus on costs, and partly attributable to the sale of the Clinical Therapies business in May 2012 which impacted both sales and cost of sales.

Further margin analysis is included within the ‘Trading profit’ sections of the individual business segments that follow on pages 22 to 33.

Marketing, selling and distribution expenses

Marketing, selling and distribution expenses decreased by $86m (-6%) to $1,440m from $1,526m in 2011. The underlying movement of -4% is after adjusting for favourable currency movement of -2%. Increased cost savings in Established markets were partly offset by investment in Emerging and International markets and promotion of new products particularly in Advanced Wound Management.

Administrative expenses

Administrative expenses increased by $35m (6%) to $610m from $575m in 2011. Favourable currency movements offset 2% of this increase. The main factors contributing to the underlying movement of 8% were an increase of $16m in amortisation on acquisition and other intangibles and an increase of $11m in acquisition costs.

Research and development expenses

Expenditure as a percentage of revenue increased by 0.2% to 4.1% in 2012 (2011 – 3.9%). Actual expenditure was $171m in 2012 compared to $167m in 2011. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

Operating profit

Operating profit decreased by $16m to $846m from $862m in 2011. This comprised an increase of $2m in Advanced Surgical Devices and a decrease of $18m in Advanced Wound Management. Advanced Surgical Devices started to see the benefits of its focus on costs (more than offsetting the additional restructuring expense) whilst Advanced Wound Management has continued to invest in new products throughout the year and also acquired Healthpoint Biotherapeutics in December 2012, both increasing costs.

Net interest receivable/(payable)

Net interest payable reduced by $10m from $8m payable in 2011 to a receivable of $2m in 2012. This is a consequence of the overall reduction of borrowings within the Group, a reduction in the applicable interest rates and the $7m interest receivable on the Bioventus loan note issued following the disposal of the Clinical Therapies business.

Section 5 Financial review and principal risks	47

Other finance cost

Other finance costs in 2012 were $3m compared to $6m in 2011. This decrease is attributable to an increase in the expected return on pension plan assets.

Taxation

The taxation charge increased by $105m to $371m from $266m in 2011. The rate of tax was 33.7%, compared with 31.4% in 2011.

The tax charge increased by $82m in 2012 (2011 – $17m reduction) as result of the profit on disposal of the Clinical Therapies business partially offset by an increase in restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition related costs. The tax rate was 29.9% (2011 – 29.9%) after adjusting for these items and the tax thereon.

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2012	2011
	$m	$m
Non-current assets	3,498	2,542
Current assets	2,144	2,080
Assets held for sale	–	125
Total assets	5,642	4,747
Non-current liabilities	828	422
Current liabilities	930	1,119
Liabilities directly associated with assets held for sale	–	19
Total liabilities	1,758	1,560
Total equity	3,884	3,187
Total equity and liabilities	5,642	4,747

Non-current assets

Non-current assets increased by $956m to $3,498m in 2012 from $2,542m in 2011. This is principally attributable to the following:

–	Goodwill increased by $90m from $1,096m in 2011 to $1,186m in 2012. Of this movement $73m arose on the acquisition of Healthpoint. The balance relates to favourable currency movements totalling $17m.

–	Intangible assets increased by $641m from $423m in 2011 to $1,064m in 2012. Intangible assets totalling $662m arose on the Healthpoint acquisition. Amortisation of $94m was charged during the year and assets with a net book value of $3m were written-off. A total of $68m relates to the cost of intellectual property and software acquired. The balance relates to favourable currency movements totalling $8m.

–	Property, plant and equipment increased by $10m from $783m in 2011 to $793m in 2012. Depreciation of $212m was charged during 2012 and assets with a net book value of $9m were written-off. These movements were largely offset by $197m of additions relating primarily to instruments and other plant & machinery and $27m of additions arising on the Healthpoint acquisition. The balance relates to favourable currency movements totalling $7m.

–	Deferred tax assets decreased by $59m in the year.

–	The total investment in associates has increased from $13m in 2011 to $283m in 2012. This movement predominately relates to the acquisition of Bioventus during the year totalling $114m plus $160m in the form of a loan note to Bioventus.

Current assets

Current assets increased by $64m to $2,144m from $2,080m in 2011. The movement relates to the following:

–	Inventories rose by $42m to $901m in 2012 from $859m in 2011. Of this movement, $46m arose on the Healthpoint acquisition and it includes $9m relating to favourable currency movements.

–	The level of trade and other receivables increased by $28m to $1,065m in 2012 from $1,037m in 2011. This movement includes $31m arising on the Healthpoint acquisition and $8m related to favourable currency movements.

–	Cash and cash equivalents have fallen by $6m to $178m from $184m in 2011.

Non-current liabilities

Non-current liabilities increased by $406m from $422m in 2011 to $828m in 2012. This movement relates to the following items:

–	Long-term borrowings have risen from $16m in 2011 to $430m in 2012. This increase of $414m is attributable to the acqusition of Healthpoint for $782m cash in December 2012.

–	The net retirement benefit obligation decreased by $21m to $266m in 2012 from $287m in 2011. This was largely due to the Group’s additional pension contributions which were partialy offset by net actuarial losses for the year.

–	Deferred acquisition consideration remains at $8m at the end of 2012. This relates to the acquisition of Tenet Medical Engineering during 2011.

–	Provisions increased from $45m in 2011 to $63m in 2012. The principal component of this movement is $13m arising on the Healthpoint acquisition.

–	Deferred tax liabilities decreased by $5m in the year.

Current liabilities

Current liabilities decreased by $189m from $1,119m in 2011 to $930m in 2012. This movement is attributable to:

–	Bank overdrafts and current borrowings have decreased by $268m from $306m in 2011 to $38m in 2012.

–	Trade and other payables have increased by $92m to $656m in 2012 from $564m in 2011. The primary cause of this increase is the acqusition of Healthpoint which increased trade and other payables by $49m.

–	Provisions have decreased by $19m from $78m in 2011 to $59m in 2012. The most significant item contributing to this decrease is the payment of $22m to settle the legal provision (see Note 3).

–	Current tax payable is $177m at the end of 2012 compared to $171m in 2011.

48 Smith & Nephew Annual Report 2012

Financial review continued

Total equity

Total equity increased by $697m from $3,187m in 2011 to $3,884m in 2012. The principal movements were:

Total equity
$m
1 January 2012	3,187
Attributable profit	729
Currency translation gains	37
Hedging reserves	(7)
Actuarial loss on retirement benefit obligations	(13)
Dividends paid during the year	(186)
Taxation benefits on Other Comprehensive Income and equity items	20
Net share based transactions	117
31 December 2012	3,884

2011 Financial highlights

The following table sets out certain income statement data for the periods indicated:

	2011	2010
	$m	$m
Revenue (i)	4,270	3,962
Cost of goods sold (ii)	(1,140)	(1,031)
Gross profit	3,130	2,931
Marketing, selling and distribution expenses (iii)	(1,526)	(1,414)
Administrative expenses (iv, v, vi)	(575)	(446)
Research and development expenses	(167)	(151)
Operating profit (i)	862	920
Net interest payable	(8)	(15)
Other finance costs	(6)	(10)
Profit before taxation	848	895
Taxation	(266)	(280)
Attributable profit for the year	582	615

(i)	Group revenue and operating profit are derived wholly from continuing operations and discussed on a segment basis on pages 22 to 33.
(ii)	In 2011, $7m of restructuring and rationalisation expenses were charged to cost of goods sold (2010 – $nil).
(iii)	In 2011, no restructuring and rationalisation expenses were charged to marketing, selling and distribution expenses (2010 – $3m).
(iv)	2011 includes $42m of amortisation of other intangible assets (2010 – $34m).
(v)	2011 includes $23m relating to legal provision (2010 – $nil).
(vi)	2011 includes $33m of restructuring and rationalisation expenses and $36m relating to amortisation of acquisition intangibles (2010 – $12m of restructuring and rationalisation expenses and $34m relating to amortisation of acquisition intangibles).

Revenue

Group revenue increased by $308m (8%) from $3,962m in 2010 to $4,270m in 2011. Underlying revenue growth was 4% and 4% growth was attributable to favourable currency translation.

Advanced Surgical Devices revenue increased by $201m (7%) to $3,251m in 2011 from $3,050m in 2010. The underlying revenue growth was 3% with favourable currency movements also contributing 4% to the growth in the year. Advanced Wound Management revenues increased by $107m (12%), of which 7% was attributable to underlying growth and 5% due to favourable currency translation.

A more detailed analysis is included within the ‘Revenue’ sections of the individual business segments that follow on pages 22 and 33.

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

Further margin analysis is included within the ‘Trading profit’ sections of the individual business segments on pages 22 to 33.

Marketing, selling and distribution expenses

Marketing, selling and distribution expenses increased by $112m (8%) to $1,526m from $1,414m in 2010. After adjusting for an unfavourable currency movement of 3% the underlying movement of 5% is broadly in line with increased Group revenues.

Administrative expenses

Administrative expenses increased by $129m (29%) to $575m from $446m in 2010. Unfavourable currency movements contributed towards 5% of this increase. The factors contributing to the underlying movement of 24% were; the non-recurrence of the one-off benefit of $25m arising from the BlueSky settlement in 2010, a charge of $23m relating to legal provision, an increase of $21m in restructuring and rationalisation expenses, an increase of $12m in the bad debt expense and an $8m increase in the amortisation charge on intangible assets. Other factors contributing to this increase included the additional investment in China and Emerging markets during 2011.

Research and development expenses

Expenditure as a percentage of revenue increased by 0.1% to 3.9% in 2011 (2010 – 3.8%). Actual expenditure was $167m in 2011 compared to $151m in 2010. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

Operating profit

Operating profit decreased by $58m to $862m from $920m in 2010 comprising a decrease of $70m in Advanced Surgical Devices, offset by an increase of $12m in Advanced Wound Management.

Net interest payable

Net interest payable reduced by $7m from $15m in 2010 to $8m in 2011. This is a consequence of the overall reduction of borrowings within the Group and a reduction in the applicable interest rates.

Other finance cost

Other finance costs in 2011 were $6m compared to $10m in 2010. This decrease is attributable to an increase in the expected return on pension plan assets.

Section 5 Financial review and principal risks	49

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

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2011	2010
	$m	$m
Non-current assets	2,542	2,579
Current assets	2,080	2,154
Assets held for sale	125	–
Total assets	4,747	4,733
Non-current liabilities	422	1,046
Current liabilities	1,119	914
Liabilities directly associated with assets held for sale	19	–
Total liabilities	1,560	1,960
Total equity	3,187	2,773
Total equity and liabilities	4,747	4,733

Non-current assets

Non-current assets decreased by $37m to $2,542m in 2011 from $2,579m in 2010. This is attributable to the following:

–	Goodwill decreased by $5m from $1,101m in 2010 to $1,096m in 2011. Goodwill totalling $37m was transferred to assets held for sale. Following the acquisition of Tenet Medical Engineering during 2011, an amount of $44m was capitalised as goodwill. The balance relates to unfavourable currency movements totalling $12m.

–	Intangible assets decreased by $3m from $426m in 2010 to $423m in 2011. Intangible assets totalling $14m were transferred to assets held for sale. Amortisation of $78m was charged during the year and assets with a net book value of $2m were written-off. A total of $92m relates to the addition of intellectual property and software. The balance relates to unfavourable currency movements totalling $1m.

–	Property, plant and equipment decreased by $4m from $787m in 2010 to $783m in 2011. Property, plant and equipment totalling $3m were transferred to assets held for sale. Depreciation of $217m was charged during 2011 and assets with a net book value of $7m were written-off. These movements were largely offset by $229m of additions relating primarily to instruments and other plant and machinery. The balance relates to unfavourable currency movements totalling $6m.

–	Trade and other receivables decreased by $22m to $nil in 2011 from $22m in 2010 due to non-current receivables switching to current receivables during the year.

–	Deferred tax assets and other non-current assets decreased by $3m in the year.

Current assets

Current assets decreased by $74m to $2,080m from $2,154m in 2010.

The movement relates to the following:

–	Inventories fell by $64m to $859m in 2011 from $923m in 2010. Inventories totalling $15m were transferred to assets held for sale. Of the remaining movement, $10m related to unfavourable currency movements.

–	The level of trade and other receivables increased by $13m to $1,037m in 2011 from $1,024m in 2010. Trade and other receivables totalling $49m were transferred to assets held for sale. Of the movement in the year, $18m related to unfavourable currency movements.

–	Cash and bank has fallen by $23m to $184m from $207m in 2010. Of the movement, $2m related to unfavourable currency movements.

Assets held for sale

Assets held for sale totalling $125m relate to the underlying assets of the Clinical Therapies business, the proposed sale of which was announced on 4 January 2012 and completed on 4 May 2012.

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

50 Smith & Nephew Annual Report 2012

Financial review continued

Liabilities directly associated with assets held for sale

Liabilities held for sale totalling $19m relate to the underlying liabilities of the Clinical Therapies business, the proposed sale of which was announced on 4 January 2012 and completed on 4 May 2012.

Total equity

Total equity increased by $414m from $2,773m in 2010 to $3,187m in 2011. The principal movements were:

Total equity
$m
1 January 2011	2,773
Attributable profit	582
Currency translation losses	(36)
Hedging reserves	14
Actuarial loss on retirement benefit obligations	(70)
Dividends paid during the year	(146)
Taxation benefits on Other Comprehensive Income and equity items	22
Net share based transactions	48
31 December 2011	3,187

Transactional and translational exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.39 to $1.28 (+8%), Sterling weakened from $1.60 to $1.58 (-1%), the Swiss Franc weakened from $1.13 to $1.07 (-5%), the Australian Dollar strengthened from $1.03 to $1.04 (1%) and the Japanese Yen stayed flat at ¥80.

The Group’s principal manufacturing locations are in the US (Advanced Surgical Devices), Switzerland (Advanced Surgical Devices), UK (Advanced Wound Management and Advanced Surgical Devices) and China (Advanced Surgical Devices and Advanced Wound Management). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, sales from the US became relatively less profitable to all of these countries. The Group’s policy of purchasing forward a proportion of its currency requirements and the existence of an inventory pipeline reduce the short-term impact of currency movements.

Financial position, liquidity and capital resources

Cash flow and net debt

The main elements of Group cash flow and movements in net debt can be summarised as follows:

	2012	2011	2010
	$m	$m	$m
Cash generated from operations	1,184	1,135	1,111
Net interest paid	(4)	(8)	(17)
Income taxes paid	(278)	(285)	(235)
Net cash inflow from operating activities	902	842	859
Capital expenditure (net of disposal of property, plant and equipment)	(265)	(321)	(307)
Acquisitions (net of cash acquired)	(782)	(33)	–
Equity dividends paid	(186)	(146)	(132)
Proceeds from own shares	6	7	8
Issue of ordinary share capital	77	17	15
Treasury shares purchased	–	(6)	(5)
Change in net debt from net cash flow (see
Note 21 of the Notes to the Group accounts)	145	360	438
Exchange adjustment	5	(6)	13
Opening net debt	(138)	(492)	(943)
Closing net debt	(288)	(138)	(492)

Net cash inflow from operating activities

Cash generated from operations in 2012 of $1,184m (2011 – $1,135m, 2010 – $1,111m) is after paying out $nil (2011 – $3m, 2010 – $5m) of macrotextured claim settlements unreimbursed by insurers, $3m (2011 – $1m, 2010 – $nil) of acquisition related costs, $55m (2011 – $20m, 2010 – $16m) of restructuring and rationalisation expenses and $22m (2011 – $nil, 2010 – $nil) relating to a legal settlement.

Capital expenditure

The Group’s ongoing capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In recent years, capital expenditure on tangible and intangible fixed assets represented approximately 6% of continuing Group revenue.

In 2012, gross capital expenditure amounted to $265m (2011 – $321m, 2010 – $315m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2012, $4m (2011 – $9m, 2010 – $15m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and disposals

In the three-year period ended 31 December 2012, $815m was spent on acquisitions, funded from net debt and cash inflows. This comprised, $33m for Tenet Medical Engineering during 2011 and $782m for Healthpoint acquired in December 2012. There were no acquisitions in 2010.

During 2012 the Group completed the transfer of its Biologics and Clinical Therapies business (CT) to Bioventus LCC (‘Bioventus’) for total consideration of $367m. As part of this transaction the Group paid $104m for 49% of Bioventus and subsequently invested a further $10m.

Section 5 Financial review and principal risks	51

Liquidity

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In December 2010, the Group entered into a five-year $1bn multi-currency revolving facility with an initial interest of 70 basis points over LIBOR.

At 31 December 2012, the Group held $178m (2011 – $184m, 2010 – $207m) in cash and balances at bank. The Group has committed and uncommitted facilities of $1.0bn and $0.3bn respectively. The undrawn committed facilities totalling $0.6bn expires after two but within five years (2011 – $1.0bn expires after two but within five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities. In addition, Smith & Nephew has finance lease commitments of $16m (of which $6m extends beyond five years).

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2013, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt decreased from $943m at the beginning of 2010 to $288m at the end of 2012, representing an overall decrease of $655m.

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

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the ‘Financial review and principal risks’ section on pages 54 to 55. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described under ‘Financial position, liquidity and capital resources’ within the ‘Financial review’ section set out on page 50. In addition, the notes to the financial statements include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

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

Factors affecting Smith & Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Marketplace and Business Segment review’ on pages 19 to 33 and ‘Taxation information for shareholders’ on pages 154 to 155.

Critical accounting policies

The Group’s significant accounting policies are set out in Notes 1 to 24 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s judgment are as follows:

Inventories

A feature of the Advanced Surgical Devices division (whose finished goods inventory makes up approximately 83% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgments on customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Impairment

In carrying out impairment reviews of goodwill, intangible assets and property, plant and equipment, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

52 Smith & Nephew Annual Report 2012

Financial review continued

Retirement benefits

A number of key judgments have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the Balance Sheet liability, operating profit and other finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example as of 31 December 2012, a 0.5% increase in discount rate would have reduced the combined UK and US pension plan deficit by $28m whilst a 0.5% decrease would have increased the combined deficit by $33m. A 0.5% increase in discount rate would have decreased profit before taxation by $1m whilst a 0.5% decrease would have increased it by $1m. A one-year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would have increased the combined deficit by $23m. In making these judgments, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

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

Contingencies and provisions

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or if new facts come to light.

The group operates in numerous tax jurisdictions around the world. Although it is group policy to submit its tax returns to the relevant tax authorities as promptly as possible, at any given time the group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

Legal proceedings

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but management believes none of them are likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed the provision or will not have a significant impact on the Group’s results of operations or financial condition in the period in which they are realised.

Product liability claims

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its Oxinium femoral knee components.

A number of related claims have been filed, most of which have been settled. The aggregate cost at 31 December 2012 related to this matter is approximately $214m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US district court for the Western District of Tennessee, and trial is expected to commence in 2014. An additional $22m was received in 2007 from a successful settlement with a third party.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $17m provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, there can be no assurance on this point.

The Group faces other claims from time to time for alleged defects in its products and has on occasion recalled or withdrawn products to minimise risk of harm or claims. Such claims are endemic to the orthopaedic device industry. The group maintains product liability insurance subject to limits and deductibles that management believes are reasonable.

Currently, there is heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces and the Group expects to incur expenses to defend claims in this area. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings and training are designed to serve patients’ interests.

Business practice investigations

In March 2005 the US attorney’s office in Newark, New Jersey issued subpoenas to the five largest sellers of hip and knee implants to US orthopaedic surgeons, including the Group’s orthopaedic business, asking for information regarding arrangements with orthopaedic reconstructive surgeons. In September 2007, the Group (and the other four companies involved) settled the charges that could have resulted from this investigation, without admitting any wrongdoing as part of the settlement. At the same time, the Group entered into a Corporate Integrity Agreement (‘CIA’) with the Office of the Inspector General (‘OIG’) of the US Department of Health and Human Services which requires certain compliance efforts. This agreement was for a five-year term.

On 11 December 2012 the OIG notified the group that it had met its CIA requirements and that the five-year term of the CIA had concluded.

In September 2007, the SEC notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (‘FCPA’) in connection with the sale of products in certain countries outside of the US. The US Department of Justice (‘DOJ’) subsequently joined the SEC’s request.

Section 5 Financial review and principal risks	53

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew has paid slightly less than $23m in fines and profit disgorgement and committed to maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme to both the SEC and DOJ. The settlement agreements impose detailed reporting, compliance and other requirements on Smith & Nephew for a three-year term. Failure to comply with these requirements, or any other violation of law, could have severe consequences for the Group.

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the United States and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

From the Group’s entry into the negative pressure wound therapy business in 2007, Kinetic Concepts, Inc. (‘KCI’) pursued claims of patent infringement against the Group in the US, UK, Germany and other jurisdictions, asserting both its own patents and others exclusively licensed to KCI by Wake Forest University. During the course of 2012, the Group reached agreements with KCI and Wake Forest to resolve all pending claims.

The Group has twice won jury verdicts in the US district court for Oregon against Arthrex Inc. for infringement of the Group’s patents relating to suture anchors. Judgement was entered in favour of the Group after the first verdict but reversed on appeal and remanded for a new trial. The verdict in the new trial was overturned by the district court but then (in January 2013) reinstated on appeal.

Other matters

In April 2009, the Group was served with a subpoena by the US Department of Justice in Massachusetts requiring the production of documents from 1995 to 2009 associated with the marketing and sale of the Group’s EXOGEN bone growth stimulator. Similar subpoenas have been served on a number of competitors in the bone growth stimulator market. Around the same time a qui tam or ‘whistleblower’ complaint concerning the industry’s sales and marketing of those products, originally filed in 2005 against the primary manufacturers of bone growth stimulation products (including Smith & Nephew), was unsealed in federal court in Boston, Massachusetts. A motion to dismiss that complaint was denied in December 2010.

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

Outlook and trend information

The discussion below contains certain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well placed’, ‘believe’, ‘estimate’, ‘target’, ‘consider’, and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties and other important factors that could cause actual results to differ materially from those projected in forward-looking statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals; reimbursement decisions or other government actions; products defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and depositions and our success in integrating acquired businesses; and numerous other matters which affect us or our markets, including those of a political, economic business or competitive nature.

Additional information on factors that could cause the Group’s actual results to differ from estimates reflected in these forward-looking statements, can be found under ‘Principal risks and risk management’ section on pages 54 to 55.

Information regarding the recent and longer term market growth trends is given for each of the Group’s divisions in the relevant ‘Market and competition’ sections under ‘Business segment reviews’ on pages 22 to 33.

Smith & Nephew expects the market conditions seen in 2012 broadly to continue in 2013.

During 2013, the Group expects to maintain its excellent record in Advanced Wound Management and again grow at above the market rate.

Trauma and Extremities are expected to continue to build upon recent investments and grow slightly ahead of the market rate.

In Sports Medicine, the Group anticipates growing at around the market rate, with a stronger finish to the year, as new products are introduced in the second half of 2013.

Orthopaedic Reconstruction is likely to grow more slowly than the market, reflecting the Group’s position in the product cycle and the metal-on-metal headwinds, albeit with performance improving throughout the year as we realise the benefits of recent and planned product launches.

The Group exceeded its trading profit margin expectation for 2012 and remains focused on creating a business capable of delivering a sustainable 24% margin.

During 2013, the Group expects further benefits will be gained from our efficiency programme and will continue investing for growth. The first effects of the US Medical Device excise tax and the Healthpoint acquisition, which is initially dilutive to the Group margin, will be seen in 2013. Taking all these factors together, our trading profit margin in 2013 is expected to be below the 23.3% achieved in 2012.

Smith & Nephew exited 2012 with a much stronger platform than we entered the year. In 2013 we will continue to focus on our Strategic Priorities to deliver greater value for our Company and stakeholders.

54 Smith & Nephew Annual Report 2012

Principal risks and risk management

As an integral part of planning and review, Group and business area management seek to identify the significant risks involved in the business, and to review the risk management action plans for those risks. The Group Risk Committee, which is comprised of the CEO and senior executives, meets twice a year to review the risks identified by the businesses and corporate functions and any risk management actions being taken. As appropriate, the Risk

Committee may re-categorise risks or require further information on the risk management action plans. The Risk Committee reports to the Board on an annual basis detailing all principal risks. In addition, the Board considers risk as part of the development of strategy. Internal audit reviews and reports on the effectiveness of the operation of the risk management process.

Risk	Context	Specific risks we face
Disruptive technologies	The medical devices industry has a rapid rate of new product introduction. The Group must be adept at monitoring the landscape for technological advances, make good investment/acquisition choices, have an efficient and valuable product development pipeline and secure protection for its intellectual property.

–  Competitors may introduce a disruptive technology, or obtain patents or other intellectual property rights, that affect the Group’s competitive position

–  Claims by third parties regarding infringement of their intellectual property rights

–  Lack of innovation due to low R&D investment, R&D skills gap or poor product development execution for established and emerging markets

–  Failure to successfully commercialise a pipeline product, or failure to receive regulatory approval

Government action, pricing and reimbursement pressure

In most markets throughout the world, expenditure on medical devices is controlled to a large extent by governments, many of which are facing increasingly intense budgetary constraints. The Group is therefore largely dependent on governments providing increased funds commensurate with the increased demand arising from demographic trends. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. Political upheaval in the countries where the Group operates or surrounding regions could adversely affect Group operations or turnover.

Group operations are affected by transactional exchange rate movements. The Group’s manufacturing cost base is situated in the US, UK, China and Switzerland and finished products are exported worldwide.

–  Reduced reimbursement levels and increasing pricing pressures

–  Reduced demand for elective surgery

–  Increased focus on health economics

–  Government policies favouring lower priced products

–  Political upheavals prevent selling of products, receiving remittances of profit from a member of the Group or future investments in that country

–  The Group is exposed to fluctuations in exchange rates. If the manufacturing country currencies strengthen against the selling currencies, the trading margin may be affected

–  Economic downturn impacts demand and collections

Supply, system and site disruption	Unexpected events could disrupt the business by affecting either a key facility or system or a large number of employees. The business is also reliant on certain key suppliers of raw materials, components, finished products and packaging materials.

–  Catastrophe could render one of the Group’s production facilities out of action

–  A significant event could impact key leadership or a large number of employees

–  Issues with a single source supplier of a key component and failure to secure critical supply

–  A severe IT fault could disable critical systems

Product safety, regulation, and litigation	National regulatory authorities enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products and may also inspect for compliance with appropriate standards, including those relating to Quality Management Systems (‘QMS’) or Good Manufacturing Practice (‘GMP’) regulations.

–  Non-compliance with product regulations and standards could result in fines, penalties, and prosecutions

–  Product defect could result in lost sales and inventory write-offs

–  Third party liability claims

–  Damage to reputation

Compliance with laws and regulations	Business practices in the healthcare industry are subject to increasing scrutiny by government authorities. The trend in many countries is towards increased enforcement activity. The Group is also subject to increased regulation of personal information. Acquisitions and expansion into Emerging markets could also pose additional compliance risks.

–  Violation of healthcare, data privacy or anti-corruption laws could result in fines, loss of reimbursement and impact reputation

–  Serious breaches could potentially prevent the Group from doing business in a certain market

–  Failure to conduct adequate due diligence or to integrate appropriate internal controls into acquired businesses could result in fines and impact return on investment

Section 5 Financial review and principal risks	55

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The table below provides an overview of what the Board considers the most significant risks that could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels, and how these risks relate to the Group’s strategic priorities. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

Possible impacts	Risk Management actions	Link to strategic priority
– Loss of market share, profit and long-term growth

–  Increasing productivity, prioritisation and allocation of R&D funds

–  Increasing R&D investment in order to enhance clinical capability, invest in biomaterials

–  Strengthen intellectual property rights and support an Emerging Market portfolio

–  Business development to augment the portfolio

–  Increasing speed to market of new products

– Innovate for value – Simplify and improve our operating model – Supplement the organic growth through acquisitions
– Loss of revenue, profit and cash flows

–  Develop innovative economic product and service solutions for both Established and Emerging markets

–  Incorporate health economic component into design and development of new products

–  Enhanced expertise supporting reimbursement strategy and guidance

–  Optimise cost to serve to protect margins and liberate funds for investment

–  Streamline COGS, SKUs, and inventory management

–  The Group transacts forward foreign currency commitments when firm purchase orders are placed to reduce exposure to currency fluctuations

– Simplify and improve our operating model Established markets – Innovate for value
– Loss of revenue, profit and cash flows

–  Ensure crisis response/business continuity plans at all major facilities and for key products

–  Audit programme for critical suppliers and second sources or increased inventories for critical components

–  Implement enhanced travel security and protection programme

–  IT disaster and data recovery plans are in place and support overall business continuity plans

– Simplify and improve our operating model – Established markets
– Loss of profit and reduction in share price – Negative impact on brand/reputation

–  Enhanced leadership and resources

–  Standardise the Group’s quality management and practice

–  Maintain auditing programmes to assure compliance

–  Group-wide practices to drive design, and production line performance and dependability

–  Post launch review of product safety and complaint data

– Simplify and improve our operating model – Innovate for value
– Loss of profit and reduction in share price – Negative impact on brand/reputation

–  Strong compliance expertise and infrastructure

–  Code of Conduct/Global Policies and Procedures (‘GPPs’) providing controls for significant compliance risks

–  Training and e-resources to guide employees and third parties with compliance responsibilities

–  Monitoring and auditing programmes to verify implementation

–  Independent reporting channels for employees and third parties to report concerns with confidentiality

–  Due diligence reviews and integration plans required for acquisitions

– Simplify and improve our operating model – Emerging markets – Established markets

56 Smith & Nephew Annual Report 2012

6	Corporate Governance

Ethics and compliance are at the heart of everything we do, and underline our commitment to strong Governance. We believe effective Governance requires both leadership and collaboration.

Governance introduction	57

Our Board of Directors	58

Our Executive Officers	60

Corporate Governance Statement	62

Directors’ Remuneration Report	74

Section 6 Corporate Governance	57

Governance introduction

Dear Shareholder,

I am pleased to present the Corporate Governance Statement for 2012. Before we get into the technical detail of specific corporate goverance requirements, I wanted to highlight the governance areas we have focused on in 2012.

Board changes

We have continued to make changes to our Board throughout the year. As you will have read elsewhere in this Annual Report, we are delighted that Julie Brown has joined us as Chief Financial Officer on 4 February 2013. She will continue to build on the strong foundations laid by Adrian Hennah who left the Board on 31 December 2012. Adrian has contributed enormously to the success of the Company over the past six years and we are sorry to see him leave but wish him well in his future career.

We have also made a number of changes to our Non-Executive team. On 12 April 2012, Rolf Stomberg left the Board following 14 years’ service as a Non-Executive Director, during which time he served periods as Senior Independent Director and Chairman of the Remuneration Committee. On 1 November 2012, Geneviève Berger left the Board owing to other time commitments. During the year, we were pleased to welcome Ajay Piramal to the Board on 1 January 2012 and Baroness Bottomley on 12 April 2012. Finally, we shall be appointing Michael Friedman to the Board in April. These three new appointments reflect the changing focus of the Group, as we build a Board that will take us into the future. Ajay brings experience of Emerging markets and Baroness Bottomley brings her knowledge and experience of European public healthcare systems whilst Michael Friedman brings exceptional experience of the US Healthcare market. These are all areas vital to our future growth and prospects.

Ethics and compliance

Ethics and compliance remain at the very heart of our business and everything that we do. The independent monitor appointed to review our efforts recognised and supported the enhancements we have made over the past five years to our ethics and compliance programme, whilst making some very valuable suggestions about further improvements in what is a constantly evolving aspect of our business. We continue to remain vigilant in these areas and the Ethics & Compliance Committee of the Board sets the tone at the top in overseeing our ethics and compliance programme, which pervades the entire organisation.

Nomination & Governance Committee

In recognition of all the external developments in corporate governance, we have expanded the remit of the Nominations Committee to cover governance matters and to rename the committee, the Nomination & Governance Committee. For some time the Committee has considered certain governance matters such as the independence of Non-Executive Directors, diversity and the Board Evaluation process. This change of remit formalises the role of the Committee, which now includes Board succession planning, independence of Non-Executive Directors, diversity, conflicts of interest, oversight of the effective governance of the Board and its committees, the Board Evaluation process, the induction of new directors and directors training in general, as well as keeping abreast of external governance activities.

Review of the Board’s Effectiveness

Having conducted our own internal evaluation of the Board’s effectiveness in 2010 and 2011, we asked Independent Audit to facilitate the review process in 2012. This took the form of a series of interviews with each member of the Board, the Company Secretary and other members of the senior management team who interact with our Board. Independent Audit also reviewed the Board and Committee papers over the past year and observed our December Board meeting. Their comments and observations gave us a useful perspective into the way we operate as a Board. You can read more about this review in the statement that follows. A key takeaway for us was the need to give even greater focus to succession at Board level.

As ever, whilst we recognise the importance of sound governance, we are continually focused on the Board’s responsibility to promote the long-term success of the Company for the benefit of customers, employees and shareholders.

Sir John Buchanan

Chairman

20 February 2013

58 Smith & Nephew Annual Report 2012

Our Board of Directors

Our Board has the depth and breadth of experience

necessary to help the business take full advantage

of the opportunities and challenges ahead.

Board Gender			Board Nationality			Balance of Non-Executive and Executive Directors
A B	Male Female	8 3	A B C D E	American British French Indian New Zealand	3 5 1 1 1	A B C	Chairman Executive Director Non-Executive Director	1 2 8

Board Committee Membership

	Audit	Nomination & Governance	Ethics & Compliance	Remuneration

1 Sir John Buchanan		•

2 Olivier Bohuon		•

3 Julie Brown

4 Ian Barlow	•

5 Baroness Bottomley				•

6 Richard De Schutter	•	•	•	•

7 Michael Friedman

8 Pamela Kirby			•	•

9 Brian Larcombe	•	•		•

10 Joseph Papa	•		•	•

11 Ajay Piramal

Susan Swabey (51)

Company Secretary

Susan was appointed Company Secretary in May 2009. She has nearly 30 years’ experience as a company secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered Board support, corporate governance, corporate transactions, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is a member of the GC100 Group Executive Committee and the CBI Companies Committee and is a frequent speaker on corporate governance related matters.

Nationality

British

Section 6 Corporate Governance	59

1 Sir John Buchanan (69)

Chairman

Sir John was appointed Independent Non-Executive Director in 2005 and was appointed Chairman and Chairman of the Nominations Committee in April 2006 (now the Nomination & Governance Committee).

Sir John has broad international experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Financial Officer of BP, serving on the BP Board for six years until 2003.

Other Directorships

–	Chairman of ARM Holdings plc
–	Senior Independent Director of BHP Billiton Plc
–	Chairman of International Chamber of Commerce (UK) Limited
–	Chairman of UK Trustees for the Christchurch Earthquake appeal

Nationality

British/New Zealand

2 Olivier Bohuon (54)

Chief Executive Officer

Olivier joined the Board and was appointed Chief Executive Officer in April 2011. He is a member of the Nomination & Governance Committee.

Olivier has had extensive international and leadership experience within a number of pharmaceutical and healthcare companies. Prior to joining Smith & Nephew, he was President of Abbott Pharmaceuticals, a division of Abbott Laboratories based in the US, where he was responsible for the entire business, including R&D, Global Manufacturing and global support functions.

Other Directorships

–	Non-Executive Director of Virbac Group

Nationality

French

3 Julie Brown (50)

Chief Financial Officer

Julie joined the Board on 4 February 2013 as Chief Financial Officer. Julie is a Chartered Accountant and Fellow of the Institute of Taxation with international experience and a deep understanding of the healthcare sector. She trained with KPMG and then worked for AstraZeneca plc, where she served as Vice President Group Finance, and more recently, as Interim Chief Financial Officer. Prior to that she was Regional Vice President Latin America, Marketing Company President AstraZeneca Portugal and Vice President Corporate Strategy and R&D Chief Financial Officer. She has previously held Vice President Finance positions in all areas of the healthcare value chain including Commercial, Operations, R&D and Business Development.

Nationality

British

4 Ian Barlow (61)

Independent Non-Executive Director Chairman of the Audit Committee

Ian was appointed Non-Executive Director in March 2010 and Chairman of the Audit Committee in May 2010.

Ian is a Chartered Accountant and has had considerable financial experience both internationally and in the UK. Prior to his retirement in 2008, he was a Partner at KPMG, latterly Senior Partner, London. During his career with KPMG, he was Head of their UK tax and legal operations, and he acted as Lead Partner for many large international organisations operating extensively in North America, Europe and Asia.

Other Directorships

–	Lead Non-Executive Director chairing the Board of Her Majesty’s Revenue and Customs
–	Non-Executive Director of The Brunner Investment Trust
–	Chairman of The Racecourse Association

Nationality

British

5 The Rt Hon Baroness Bottomley of Nettlestone DL (64)

Independent Non-Executive Director

Baroness Bottomley was appointed Non-Executive Director on 12 April 2012.

Baroness Bottomley has extensive experience and understanding of healthcare. She was appointed a Life Peer in 2005 following her career as a Member of Parliament between 1984 and 2005 and served successively as Secretary of State for Health and then National Heritage. She holds a number of positions within the public and private healthcare sector.

Other Directorships

–	Director of International Resources Group Limited
–	Member of the International Advisory Board of Chugai Pharmaceutical Company Limited
–	Chancellor of University of Hull
–	Pro Chancellor of the University of Surrey
–	Governor of the London School of Economics
–	Trustee of The Economist

Nationality

British

6 Richard De Schutter (72)

Senior Independent Non-Executive Director

Richard was appointed Non-Executive Director in January 2001 and Senior Independent Director in April 2011.

Richard has had extensive US corporate experience at Chief Executive and Chairman level in a number of major corporations with primarily a scientific, chemical, engineering or pharmaceutical focus including G.D. Searle & Co., Monsanto Company, Pharmacia Corporation and DuPont Pharmaceuticals Company.

Other Directorships

–	Non-Executive Chairman of Incyte Corporation
–	Non-Executive Director of Durata Therapeutics, Inc.
–	Non-Executive Director of Navicure, Inc.
–	Non-Executive Director of Sprout Pharmaceuticals
–	Non-Executive Director of Celtic Therapeutics

Nationality

American

7 Michael A Friedman (69)

Independent Non-Executive Director

Michael will be appointed Non-Executive Director in April 2013 and will immediately offer himself to shareholders for re-election.

Michael has been Chief Executive Officer of City of Hope, the prestigious cancer research and treatment institution in California. He also serves as director of the institution’s comprehensive cancer centre and holds the Irell & Manella Cancer Center Director’s Distinguished Chair. He was formerly senior vice president of research, medical and public policy for Pharmacia Corporation and has served as Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration. He has also served on a number of Boards in a Non-Executive capacity, including RiteAid Corporation.

Other Directorships

–	Chief Executive Officer of City of Hope
–	Non-Executive Director of Celgene Corporation
–	Non-Executive Director of MannKind Corporation

Nationality

American

8 Pamela Kirby (59)

Independent Non-Executive Director Chairman of the Ethics & Compliance Committee

Pamela was appointed Non-Executive Director in March 2002 and Chairman of the Ethics & Compliance Committee in April 2011.

Pamela has extensive commercial and product development experience within the international pharmaceutical and healthcare industry. Her last executive position was Chief Executive of Quintiles Transnational Corp. in the US, having previously held senior positions in various pharmaceutical companies including AstraZeneca and F. Hoffmann-La Roche. She is now a Non-Executive Director of a number of international companies.

Other Directorships

–	Non-Executive Chairman of Scynexis, Inc.
–	Non-Executive Director of Informa plc
–	Non-Executive Director of Victrex plc
–	Non-Executive Member of the Board of Simmons & Simmons LLP

Nationality

British

9 Brian Larcombe (59)

Independent Non-Executive Director

Brian was appointed Non-Executive Director in March 2002. Brian spent his career in private equity with 3i Group. After leading the UK investment business for a number of years, he became Finance Director and then Chief Executive of the Group following its flotation. He is well known in the City and has held a number of Non-Executive Directorships.

Other Directorships

–	Non-Executive Director of gategroup Holding AG
–	Non-Executive Director of Incisive Media Holdings Limited

Nationality

British

10 Joseph Papa (57)

Independent Non-Executive Director Chairman of the Remuneration Committee

Joseph was appointed Non-Executive Director in August 2008 and Chairman of the Remuneration Committee in April 2011.

Joseph has had nearly 30 years’ experience in the pharmaceutical industry working for a number of companies both in the US and Switzerland. He is now Chairman and Chief Executive of Perrigo, one of the largest over the counter pharmaceutical companies in the US, having held senior positions at Novartis, Cardinal Health, Inc. and Pharmacia Corporation.

Other Directorships

–	Chairman and Chief Executive of Perrigo Company

Nationality

American

11 Ajay Piramal (57)

Independent Non-Executive Director

Ajay was appointed Non-Executive Director on 1 January 2012. Ajay is one of India’s most respected businessmen. He enabled the Piramal Group to transform from a textile-centric group to a US$2.0bn conglomerate in diversified areas. He has extensive industry and market knowledge and international experience. He has held a number of global healthcare leadership positions in both India and internationally.

Other Directorships

–	Chairman of Piramal Enterprises Limited, Piramal Glass Limited, Allergan India Pvt. Limited, IndiaREIT Fund Advisers Pvt. Limited and Director of DB Corp. Limited
–	Chairman of the Board of Governors of Indian Institute of Technology, Indore
–	Member of the Board of Dean’s Advisers at Harvard Business School
–	Chairman of Pratham India

Nationality

Indian

60 Smith & Nephew Annual Report 2012

Our Executive Officers

Olivier Bohuon is supported in the day-to-day

management of the Group by a strong team of

Executive Officers:

Section 6 Corporate Governance	61

1 Julie Brown (50)

Chief Financial Officer

Julie joined the Board on 4 February 2013 as Chief Financial Officer. Julie is a Chartered Accountant and Fellow of the Institute of Taxation with international experience and a deep understanding of the healthcare sector. She trained with KPMG and then worked for AstraZeneca plc, where she served as Vice President Group Finance, and more recently, as Interim Chief Financial Officer. Prior to that she was Regional Vice President Latin America, Marketing Company President AstraZeneca Portugal and Vice President Corporate Strategy and R&D Chief Financial Officer. She has previously held Vice President Finance positions in all areas of the healthcare value chain including Commercial, Operations, R&D and Business Development.

Nationality

British

2 Jack Campo (58)

Chief Legal Officer

Joined Smith & Nephew in June 2008 and heads up the Global Legal function. Initially based in London, he has been based in Andover, Massachusetts since late 2011.

Previous Experience

Prior to joining Smith & Nephew, Jack held a number of senior legal roles within the General Electric Company, including seven years at GE Healthcare (GE Medical Systems) in the US and Asia. He began his career with Davis Polk & Wardwell.

Nationality

American

3 Francisco Canal Vega (51)

President, Emerging markets

Joined Smith & Nephew in January 2012 and leads the Emerging markets division, focusing particularly on achieving market leading growth in Brazil, Russia, China and India. He is based in Dubai.

Previous Experience

Francisco has held senior management positions in global companies including Gambro AB and Baxter International. He has lived and worked in many countries including Switzerland, Germany, China, Japan, US and Spain. Francisco was also formerly a Board Member of EUCOMED.

Nationality

Spanish

4 Mike Frazzette (50)

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

Nationality

American

5 Gordon Howe (50)

Senior Vice President, Global Planning and Development

Joined Smith & Nephew in 1998 and, since August 2007, has headed up the Global Planning and Business Development teams. He is based in Memphis, Tennessee.

Previous Experience

Gordon has held a number of senior management positions within the Smith & Nephew Group first in the Orthopaedics division and more recently at Group level. Prior to joining the Company, he held senior roles at United Technologies Corporation.

Nationality

American

6 Kelvin Johnson (61)

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

Nationality

South African

7 Helen Maye (53)

Chief Human Resources Officer

Joined Smith & Nephew in July 2011 and leads the Global Human Resources and Internal Communications functions. She is based in London.

Previous Experience

Helen has more than 35 years’ experience across a variety of international and global roles in medical devices and pharmaceuticals, including manufacturing, supply chain and human resources. Previously, she was Divisional Vice President of Human Resources at Abbott Laboratories.

Nationality

Irish

8 Cyrille Petit (42)

Chief Corporate Development Officer

Joined Smith & Nephew in May 2012 and leads the Corporate Development function. He is based in London.

Previous Experience

Cyrille spent the previous 15 years of his career with General Electric, where he held progressively senior positions beginning with GE Capital, GE Healthcare and more recently as the General Manager, Global Business Development of their Transportation Division. Cyrille’s career began in investment banking at BNP Paribas and then Goldman Sachs.

Nationality

French

9 Ros Rivaz (57)

Chief Technology Officer

Joined Smith & Nephew in November 2011. She is responsible for manufacturing, supply chain and procurement, IT systems, Corporate Sustainability and Regulatory and Quality Affairs and is focused on improving efficiency in Smith & Nephew processes. She is based in London.

Previous Experience

Ros has held senior management positions in global companies in the areas of supply chain management, logistics, manufacturing, procurement and systems, including, ExxonMobil, ICI, Tate & Lyle and Diageo. She has 30 years’ experience across all areas of operational excellence.

Nationality

British

10 Roger Teasdale (45)

President, Advanced Wound Management

Joined Smith & Nephew in 1989 within the Wound Management business. He was appointed President of Advanced Wound Management in May 2009. He is based in Hull, UK.

Previous Experience

Roger has held a number of key roles within the Smith & Nephew Group in both the UK and the US and has been responsible for leading the transformation of the wound business in recent years.

Nationality

British

62 Smith & Nephew Annual Report 2012

Corporate Governance Statement

Compliance statement

We are committed to the highest standards of corporate governance and comply with all the provisions of the UK Corporate Governance Code (the ‘Code’). The Company’s American Depositary Shares are listed on the NYSE and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the SEC applicable to foreign private issuers. We comply with the requirements of the SEC and NYSE except that the Nomination & Governance Committee is not comprised wholly of independent Directors, as required by the NYSE, but consists of a majority of independent Directors in accordance with the Code. We shall explain in this Corporate Governance Statement and in the Directors’ Remuneration Report, how we have applied the provisions and principles of the FSA’s Listing Rules, Disclosure & Transparency Rules (‘DTR’) and the Code throughout the year.

Board

The Board is responsible for determining the strategy of the Chief Executive Officer and his Executive team implement that strategy. More detail about the structure of the Board, the matters we deal with and the key activities we undertook in 2012 is on page 63.

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

–  Recommending the annual budget and five-year strategic and financial plan

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

–  Regularly reviewing organisational structure, developing executive team and planning for succession

–  Ensuring the Chairman and Board are kept advised and up to date regarding key matters

–  Maintaining relationships with shareholders and advising the Board accordingly

–  Setting the tone at the top with regard to compliance and sustainability matters

The Non-Executive Directors meet regularly prior to each Board meeting without management in attendance. The roles of Non-Executive Directors and, in particular, the Senior Independent Non-Executive Director are defined as follows:

Non-Executive Directors

– Providing effective challenge to management – Assisting in development of strategy – Serving on the Board Committees

Senior Independent Non-Executive Director

–  Chairing meetings in the absence of the Chairman

–  Acting as sounding board for the Chairman on Board-related matters

–  Acting as an intermediary for the other Directors where necessary

–  Available to shareholders on matters which cannot otherwise be resolved

–  Leading annual evaluation into the Board’s effectiveness

–  Leading search for a new Chairman, as necessary

Independence of Non-Executive Directors

We are sensitive to the need for our Non-Executive Directors to remain independent from management in order to exercise our independent oversight and effectively challenge management as necessary. We are mindful that some of our Non-Executive Directors have served on our Board for periods that some might regard as likely to impact their independence. We therefore continually assess the independence of each of our Non-Executive Directors and have determined that all our Non-Executive Directors are independent in accordance with both UK and US requirements. None of our Non-Executive Directors or their immediate families has ever had a material relationship with the Group. None of them receive additional remuneration apart from Directors’ fees, nor do they participate in the Group’s share plans or pension schemes. None of them serve as directors of any companies or affiliates in which any other Director is a director.

However, more importantly, each of our Non-Executive Directors is prepared to question and challenge management, to request more information and to ask the difficult question. They insist on robust responses both within the Board room and sometimes between Board meetings. The Chief Executive Officer is open to challenge from the Non-Executive Directors and uses this positively to provide more detail and to reflect further on issues.

We value the input we receive from our long-serving Directors given their deep understanding of the Group. We are however focused on planning for the future to build a balanced board with the skills and experience fit to face the challenges that lie ahead. We have identified the key skills and experiences we need and have welcomed the specific experience that Ajay Piramal and Baroness Bottomley have brought to the Board since their appointment in 2012. Ajay brings his skills as a successful businessman within the Emerging markets, where growth in Emerging markets is one of our Strategic Priorities. Baroness Bottomley brings her in-depth knowledge of UK governmental healthcare policies and processes, which is also of key importance for us given the pricing pressure we face from European governmental authorities purchasing our products. Following his appointment in April 2013, Michael Friedman will bring his exceptional experience of the US Healthcare market and the challenges we face in Established markets. We continue to search for other suitable Non-Executive Directors, whose experience will align with our strategic objectives and, in due course, our longer serving directors will step down.

Section 6 Corporate Governance	63

Board Membership

Non-Executive Chairman Sir John Buchanan
Chief Executive Officer Olivier Bohuon
Chief Financial Officer Adrian Hennah (resigned 31 December 2012)
Chief Financial Officer Julie Brown (appointed 4 February 2013)
Eight Independent Non-Executive Directors

–  Richard De Schutter (Senior Independent Director)

–  Ian Barlow

–  Baroness Bottomley (appointed 12 April 2012)

–  Geneviève Berger (retired 1 November 2012)

–  Michael Friedman (to be appointed 11 April 2013)

–  Pamela Kirby

–  Brian Larcombe

–  Joseph Papa

–  Ajay Piramal (appointed 1 January 2012)

–  Rolf Stomberg (retired 12 April 2012)

Role of the Board

Strategy

–  Approving the Group strategy including major changes to corporate and management structure, acquisitions, mergers, disposals, capital transactions over $10m, annual budget, financial plan, business plan, major borrowings and finance and banking arrangements

–  Approving changes to the size and structure of the Board, overseeing succession planning and the appointment and removal of Directors and the Company Secretary

–  Approving Group polices relating to corporate social responsibility, health and safety, Code of Conduct and Code of Share Dealing and other matters

Performance

–  Reviewing performance against strategy, budgets and financial and business plans

–  Overseeing Group operations and maintaining a sound system of internal control

–  Determining dividend policy and dividend recommendations

–  Approving the appointment and removal of the auditors and other professional advisers and approving significant changes to accounting policies or practices

–  Approving the use of the Company’s shares in relation to employee and executive incentive plans

Risk

– Determining risk appetite, regularly reviewing risk register and risk management processes

Shareholder Communications

–  Approving preliminary announcement of annual results, annual report, half yearly report, quarterly financial announcements, the release of price sensitive announcements and any listing particulars, circulars or prospectuses

–  Maintaining relationships and continued engagement with shareholders

Key activities in 2012

(in addition to regular annual activities)

–  Review and oversight of the implementation of new strategy and organisational structure

–  Oversight of risk management process and review of strategic risk

–  Approval of five-year plan

–  Review of effectiveness of Board

–  Review of ongoing Board composition and appointment of Ajay Piramal and Baroness Bottomley to the Board

–  Consideration and approval of the acquisition of Healthpoint, LifeModeller and Kalypto

–  Approval and oversight of European Process Optimisation programme

–  Six physical scheduled meetings, three scheduled telephone meetings and two unscheduled telephone meetings.

–  Four Day Strategy Review and visit to our Emerging and International markets Head Office and Middle Eastern business

–  Two Day visit to our Memphis operations

64 Smith & Nephew Annual Report 2012

Corporate Governance Statement continued

Board and Committee attendance

The table below details attendance of Directors at Board and Committee meetings held throughout the year:

	Board 11 meetings	Audit Committee 8 meetings	Nomination & Governance Committee 7 meetings	Ethics & Compliance Committee 5 meetings	Remuneration Committee 7 meetings
Sir John Buchanan (i)	9	–	7	–	–
Olivier Bohuon	11	–	7	–	–
Adrian Hennah (ii)	11	–	–	–	–
Ian Barlow (i)	10	8	–	–	–
Geneviève Berger (iii)	7	–	–	3	–
Baroness Bottomley (iv)	6	–	–	–	2
Pamela Kirby	11	–	–	5	7
Brian Larcombe (i)(v)	9	7	5	–	7
Joseph Papa (i)	11	8	–	4	7
Ajay Piramal (vi)	7	–	–	–	–
Richard De Schutter (i) (v)	9	7	7	5	7
Rolf Stomberg (vii)	4	3	2	–	2

(i)	Attended all scheduled meetings, but unable to attend certain unscheduled meetings due to prior commitments.
(ii)	Retired from Board on 31 December 2012.
(iii)	Retired from the Board on 1 November 2012.
(iv)	Appointed to the Board on 12 April 2012 and to the Remuneration Committee on 19 September 2012.
(v)	Appointed to the Nomination & Governance Committee on 12 April 2012.
(vi)	Appointed on 1 January 2012 and unable to attend certain meetings due to arrangements agreed prior to his appointment.
(vii)	Retired from the Board on 12 April 2012.

In all cases where a director is unable to attend a scheduled or unscheduled meeting they have the opportunity of asking questions, raising issues and making their views known before the meeting.

From time to time Directors also attend Committee meetings at the invitation of the Committee Chairman, even if they are not members of the Committee, in order to gain a better understanding of the activities of that Committee.

Section 6 Corporate Governance	65

Board Development Programme

We continue to focus our Board development programme around the specific needs and interests of our directors. This means that there is a greater focus on facilitating a deeper understanding of our business rather than on formal director training. We value our visits to different Smith & Nephew sites across the world, as we are able to see the daily operation of the business and to meet and talk to the people leading and working in our business about the challenges they face and how they are planning to meet those challenges. We are able to handle our products and hear how our people are innovating and developing the products of the future. This direct contact with our businesses helps us when making investment and strategic decisions and when considering succession planning below Board level.

We receive updates at the Board and Committee meetings on external corporate governance changes likely to affect the Company in the future. In 2012, we reviewed the proposed changes to narrative reporting, as well as changes to the UK Corporate Governance Code and the Audit Committee Guidelines. The Remuneration Committee has been monitoring changes to the way we will report on executive remuneration in the future and the Chairman of the Remuneration Committee met with the holders of 25% of the Company to discuss remuneration issues.

Ajay Piramal and Baroness Bottomley, who joined the Company during the year, took part in tailored induction programmes which included visits to our businesses in Hull in the UK, Andover and Mansfield in the US and to Mumbai in India as well as one-to-one meetings with senior head office executives and briefings on UK company law and corporate governance practices.

Month	Activity
February	Presentations from Roger Teasdale, President of Advanced Wound Management and Mike Frazzette, President of Advanced Surgical Devices on their distinct business strategies
September

Visit to our Dubai head office for our Emerging markets and International markets divisions Presentation on our Middle Eastern business Presentations from the entire Executive Team as part of the Board’s Strategy Review

November	Visit to Advanced Surgical Devices offices in Memphis Series of presentations from our Advanced Surgical Devices senior executives on the challenges faced by the business and our strategy and initiatives to meet these challenges

Board Effectiveness Review

Having conducted internal reviews into the effectiveness of the Board in 2010 and 2011, we carried out an externally facilitated review in 2012. During the year, we evaluated the varying service provided by the different firms of advisers who practise in this area and selected Belinda Hudson and Richard Sheath of Independent Audit Limited to help facilitate our review given their experience conducting similar reviews for other companies of a similar size and complexity. Independent Audit has no other business relationship with the Company or any member of the Board. Following an initial planning meeting with the Chairman, they reviewed the minutes and papers of the Board and Committee meetings held in the past year and then interviewed each member of the Board and the Company Secretary. They also interviewed Helen Maye, Chief Human Resources Officer and Gary Luck of Towers Watson, who support the Remuneration Committee and James Goodwin, Head of Internal Audit and Les Clifford of Ernst & Young who work with the Audit Committee. Finally, they attended and observed our December 2012 Board meeting.

They concluded that the Board was very effective with a strong and professional Chairman, a strong cadre of Non-Executive Directors with a broad range of expertise and experience, and a Chief Executive Officer who takes a very positive and open approach to support the Board.

Independent Audit made some suggestions for further improvement, which we discussed at our February 2013 Board meeting. We have agreed that in 2013, we shall focus on the following areas to improve our effectiveness further:

Succession Planning at Board level will be discussed regularly at full Board Meetings as well as by the Nomination & Governance Committee to ensure that there is a common understanding around the future structure of the Board.
The activities and strategies of our competitiors will be discussed in greater detail to ensure that the Board better understands our position in the market place and the competitive pressures we face.
Further opportunities will be explored for ensuring that Non-Executive Directors meet more frequently with senior executives below Board level to aid succession planning and to gain a greater understanding of the business and its challenges.

Company Secretary and Independent Advice

The Company Secretary, Susan Swabey, is responsible to the Board for ensuring that we comply with all corporate governance requirements and are kept updated on our responsibilities. We all have access to her, individually and collectively.

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

Management of Conflicts of Interest

None of us, nor our connected persons, has any family relationship with any other Director or officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 19 February 2013.

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

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are able to participate in the discussion and a conflict is only authorised if we believe that it would not have an impact on our ability to promote the Company’s success in the long term. Additionally, we may, as a Board, determine that certain limits or conditions must be imposed when giving authorisation. We have identified no actual conflicts which have required approval by the Board. We have, however, identified 10 situations which could potentially give rise to a conflict and these have been duly approved by the Board and are reviewed on an annual basis.

Re-appointment of Directors

In accordance with the Code, with effect from the Annual General Meeting held in 2011, all Directors, including Baroness Bottomley who was appointed on 12 April 2012, Julie Brown who was appointed on 4 February 2013 and Michael Friedman who will be appointed on 11 April 2013, offer ourselves to shareholders for re-election annually. Each Director may be removed at any time by the Board or the shareholders.

66 Smith & Nephew Annual Report 2012

Corporate Governance Statement continued

Directors’ Indemnity Arrangements

Each Director is covered by appropriate directors and officers liability insurance and there are also Deeds of Indemnity in place between the Company and each Director. These Deeds of Indemnity mean that the Company indemnifies Directors in respect of any proceedings brought by third parties against them personally in their capacity as Directors of the Company. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company.

Liaison with Shareholders

The Executive Directors meet regularly with investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2012, the Executive Directors held meetings with institutional investors, including investors representing approximately 46% of the share capital as at December 2012.

As part of this programme of investor meetings, during 2012, as Chairman of the Company, I met with investors representing 14% of the share capital. Over the last three years, I have met investors representing in aggregate 20% of the share capital. Also during 2012, Joseph Papa met with shareholders holding 25% of the share capital to discuss remuneration policies and plans.

We receive a short report at every Board meeting reviewing our major shareholders and any significant changes in their holdings since the previous meeting. Olivier Bohuon and Adrian Hennah and his successor Julie Brown routinely advise us of any concerns or issues that shareholders have raised with them in their meetings. We also receive copies of analysts’ reports on the Company and our peers between Board meetings.

The Company’s website (www.smith-nephew.com) contains information of interest to both institutional investors and private shareholders, including financial information and webcasts of the results presentations to analysts for each quarter, as well as specific information for private shareholders relating to the management of their shareholding.

Share Capital

As at 19 February 2013, the Company’s total issued share capital with voting rights consisted of 904,988,045 Ordinary Shares of 20 US cents each. 59,503,197 Ordinary Shares are held in treasury and are not included in the above figure.

As at 19 February 2013, notification had been received from the undernoted investors under the DTR in respect of interests in 3% or more of the issued Ordinary Shares with voting rights of the Company.

	Number of Shares	%
Invesco	105,165,112	11.6
BlackRock, Inc.	44,811,205	5.0
Legal and General Group plc	28,331,119	3.1

In addition to the above the Company is aware that Walter Scott & Partners Limited hold approximately 39m Ordinary Shares (4.3%). Otherwise, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Dividend

The Board has proposed a final dividend of 16.20 US cents per share which, together with the interim dividend of 9.90 US cents, makes a total for 2012 of 26.10 US cents. The final dividend is expected to be paid, subject to shareholder approval, on 8 May 2013 to shareholders on the Register of Members at the close of business on 19 April 2013.

Annual General Meeting

The Company’s Annual General Meeting is to be held on 11 April 2013 at 2:00 pm at IET London: Savoy Place, 2 Savoy Place, Westminster, London, WC2R 0BL. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting, as appropriate.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for senior financial officers, which is available on the Group’s website (www.smith-nephew.com) and on request. This applies to the Chief Executive Officer, Chief Financial Officer, Group Financial Controller and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2012 or up until 19 February 2013.

Evaluation of Internal Controls Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

We, as a Board, are responsible overall for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. We have delegated responsibility for the review of financial, ethical compliance and quality management systems controls to the Audit Committee, which reviews the internal control process on an annual basis and evaluates its effectiveness to ensure that it remains robust and to identify any control weaknesses. The latest review covered the financial year to 31 December 2012 and included the period up to the approval of this Annual Report. The main elements of this annual review are as follows:

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2012. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 19 February 2013 that the disclosure controls and procedures were effective as at 31 December 2012.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2012 in accordance with the requirements in the US under s404 of the Sarbanes-Oxley Act. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on their assessment, management concluded and reported that, as at 31 December 2012, the Group’s internal control over financial reporting is effective based on those criteria.

Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.

Ernst & Young LLP, an independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as at 31 December 2012. This report appears on page 91.

Section 6 Corporate Governance	67

There is an established system of internal control throughout the Group and our Divisions. The main elements of the internal control framework are as follows:

–  The management of each Division is responsible for the establishment and review of effective internal financial controls within their Division.

–  The Group Finance Manual sets out, amongst other things, financial and accounting policies and minimum internal financial control standards.

–  The Internal Audit function agrees an annual work plan and scope of work with the Audit Committee.

–  The Audit Committee reviewed reports from the internal auditors on their findings on internal financial controls.

–  The Audit Committee reviews the Group Whistleblower procedures.

–  The Audit Committee reviews regular reports from the Group Financial Controller and the Heads of the Taxation and Treasury functions.

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

	2012 $m	2011 $m
Audit	3	3
Audit related fees	–	–
Tax	2	2
Other	–	–
	5	5

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

Directors’ Report

The Directors’ Report includes the following sections; ‘Marketplace and Business Segment Review’ (pages 22 to 33), ‘Sustainability Review’ (pages 35-41), ‘Financial review and principal risks’ (pages 43 to 54), ‘Corporate Governance’ (pages 57 to 74) and ‘Group and investor information’ (pages 144 to 159).

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0) 20 7401 7646. Website: www. smith-nephew.com.

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

68 Smith & Nephew Annual Report 2012

Corporate Governance Statement continued

Audit Committee

Ian Barlow

Membership

–  Ian Barlow (Chairman) (Independent and financial expert)

–  Brian Larcombe (Independent)

–  Joseph Papa (Independent)

–  Richard De Schutter (Independent)

–  Rolf Stomberg (Independent) (retired 12 April 2012)

–  In addition, all meetings were attended by the Chief Executive Officer, the Chief Financial Officer, the Head of Internal Audit, the external auditors and key finance personnel.

Eight Meetings One matter agreed by written resolution

Main Responsibilities

Financial reporting

–  Ensuring the integrity of the financial statements and their compliance with UK and US statutory requirements

–  Reviewing significant financial reporting judgments and compliance with accounting standards, policies and practices

–  Monitoring announcements relating to the Group’s financial performance

Internal controls and risk management

–  Monitoring the effectiveness of internal controls and compliance with the Sarbanes-Oxley Act specifically S 302 and 404

–  Reviewing the operation of the Group’s risk management processes and the control environment mitigating compliance and quality management system risk

Receive reports on fraud and whistleblowing

Internal audit

–  Agreeing internal audit plans and reviewing internal audit reports

–  Monitor the effectiveness of the internal audit function

External audit

–  Overseeing the Board’s relationship with the external auditors, monitoring and reviewing their performance, evaluating their effectiveness and making recommendations to the Board for their reappointment

Key Activities in 2012 (in addition to main responsibilities)

–  Reviewed plans for continuing the reformatting of the Annual Report in light of the new Narrative Reporting requirements

–  Considered the management of strategic risk by the Tax function.

–  Received and considered a report from the Treasury function.

–  Reviewed an external report on the effectiveness of the internal audit function and monitored implementation of its recommendations.

–  Reviewed capabilities of finance function.

Nomination & Governance Committee

Sir John Buchanan

Membership

–  Sir John Buchanan (Chairman) (Independent on appointment)

–  Olivier Bohuon

–  Brian Larcombe (Independent) (appointed 12 April 2012)

–  Richard De Schutter (Independent)

–  Rolf Stomberg (Independent) (retired 12 April 2012)

Seven Meetings

Main Responsibilities

–  Review size and composition of Board

–  Oversee Board succession plans

–  Recommend Director appointments

–  Oversee governance aspects of the Board and its Committees

–  Oversee review into the Board’s Effectiveness

–  Consider and update the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Commtitees

–  Monitor external corporate governance activities and keep the Board updated

–  Oversee Board development programme and the induction process for new Directors

Key Activities in 2012 (in addition to main responsibilities)

–  Recommended the appointment of Julie Brown as Chief Financial Officer

–  Recommended the appointment of Baroness Bottomley as an additional Non-Executive Director

–  Considered the appointment of Michael Friedman as an additional Non-Executive Director

–  Expanded remit of the Committee to include governance matters

–  Continued consideration of diversity issues

Section 6 Corporate Governance	69

Ethics & Compliance Committee

Pamela Kirby

Membership – Pamela Kirby (Chairman) (Independent) – Geneviève Berger (Independent) (to 1 November 2012) – Joseph Papa (Independent) – Richard De Schutter (Independent)
Five Meetings

Main Responsibilities

–  Review ethics and compliance programmes

–  Review policies and training programmes

–  Review compliance performance based on monitoring, auditing and investigations data

–  Review allegations of significant compliance failures

–  Review Group’s internal and external communications relating to ethical and compliance issues

–  Review external developments and compliance activities

–  Receive reports from the Group’s ethics and compliance meetings and from the Chief Compliance Officer and the Chief Legal Officer

Key Activities in 2012 (in addition to main responsibilities)

–  Approved FCPA settlement with the US Department of Justice and Securities and Exchange Commission

–  Met with independent monitor appointed under the DOJ/SEC settlement to discuss the effectiveness of our Global Compliance programme, review his initial report, and consider further enhancements

–  Continued to review compliance programme for third party sellers and other third parties doing business with the Company

–  Reviewed development of employee compliance training programmes

–  Considered level and trend of investment in the Company’s compliance efforts

–  Considered compliance implications relating to potential acquisitions, including due diligence findings and integration plans

Remuneration Committee

Joseph Papa

Membership

–  Joseph Papa (Chairman) (Independent)

–  Baroness Bottomley (Independent) (appointed 19 September 2012)

–  Pamela Kirby (Independent)

–  Brian Larcombe (Independent)

–  Richard De Schutter (Independent)

Seven Meetings Three matters agreed by written resolution

Main Responsibilities

–  Determine remuneration policy for Executive Directors and senior executives

–  Approve individual remuneration packages for Executive Directors and Executive Officers at least annually and any major changes to individual packages throughout the year

–  Determine the use of long-term incentive plans and oversee the use of shares in all executive and all-employee plans

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

–  Determine pay-outs under short-term and long-term incentive plans for Executive Directors and senior executives

–  Approve Directors’ Remuneration Report ensuring compliance with related governance provisions

–  Maintain constructive engagement on remuneration issues with shareholders

–  Have regard to remuneration policies and practices across the Group

Key Activities in 2012 (in addition to main responsibilities)

–  Approved package for incoming Chief Financial Officer

–  Approved joining and leaving packages for all direct reports to Chief Executive Officer

–  Implemented new remuneration arrangements for top 70 senior executives to align remuneration with the updated Group strategy

–  Continued engagement programme with major shareholders to explain new remuneration arrangements

–  Reviewed policies on termination payments and compensation payments for lost incentives by new hires

–  Monitored external developments relating to remuneration best practice

70 Smith & Nephew Annual Report 2012

Corporate Governance Statement continued

Audit Committee

Dear Shareholder

The Audit Committee had a busy year with five main meetings supplemented by three telephone meetings to approve quarterly financial reports. The topics covered the membership and the principal duties of the Committee are set out in the table on page 68 of this report. Its terms of reference can be found on our website www.smith-nephew.com. I comment in this report by exception on our main responsibilities and in more detail on one off work.

The members of the Committee, who are all independent Directors, bring a variety of relevant expertise from their current or prior roles as Chief Executives of substantial businesses both in the UK and US and from their roles as Non-Executive Directors at other corporations. I am the designated finance expert, being a Chartered Accountant and former senior partner at KPMG UK, retiring in 2008.

Main Responsibilities

Financial reporting

Our review of the appropriateness of the Group’s principal accounting policies, practices and accounting judgments concentrated on the valuation of inventory and receivables, on the carrying value of goodwill, intangible and tangible assets, on the valuation of retirement benefits, contingencies and provisions. In light of current market conditions we paid particular attention to the review of the management of receivables derived from trading in Southern European countries.

We continued to review the style and format of the Annual Report during 2012, building on the improvements we made in 2011. In particular, this year we have concentrated on the disclosure of metrics around our key performance indicators and have changed the ordering of sections to provide a better flow through the document.

Internal controls and risk management

We ensured compliance with the UK Corporate Governance Code and the Sarbanes-Oxley Act.

On behalf of the Board, we reviewed the system of internal financial control and satisfied ourselves that we are meeting required standards both for the year ended 31 December 2012 and up to the date of approval of this Annual Report.

No concerns were raised with us in 2012 about possible improprieties in matters of financial reporting or other matters.

We continued to work with the full Board to improve the clarity of evaluation of risk by the executive and Board and the systems for reporting and managing risk and for how it is dealt with in this Annual Report. The underlying purpose is to enable the Board to focus on the key strategic risks, both on the upside – not doing things – and on the downside. Aside from routine reporting the Board conducted a strategic discussion on risk during the year.

Internal Audit

Our Internal Audit function carries out work in three areas: our financial systems and processes; our systems that ensure compliance with regulation and laws; and our quality management systems in our manufacturing activities. In all three areas they act as a third line of defence behind operational management’s front line and own assurance activities. During the year they completed 67 reviews, the results of which were seen by the Committee which also oversees the effective and timely remediation of any recommendations.

We also considered an external review of the effectiveness of the Internal Audit function undertaken by PricewaterhouseCoopers LLP. The report was positive about the team and made recommendations principally related to further strengthening the Internal Audit team, improving methods of managing its workload and communicating its work to external stakeholders and the scope to extend the reach of its work.

In this context from 2013 the scope of the Internal Audit function has been widened to include auditing clinical and regulatory assurance.

Receipt of functional reports

During the year, we received reports from the Group Financial Controller on Shared Services, from the heads of Tax and Treasury in relation to their functions, from the Chief Information Officer in relation to IT security and from the SVP of Quality and Regulatory Affairs on quality assurance. In all cases we concentrated on the risk environment, the risk parameters within which the Board wishes to operate and the effectiveness of the systems and processes to manage those risks.

Review of the work of the external auditors

We monitored the work of Ernst & Young, our external auditors throughout the year. Their work provided essential assurance over the financial systems and reporting that valuably supplements the work of Internal Audit. They continue to evidence their independence in the challenge they provide to management and the insight they bring to the Committee from their work with us and comparative observations of other companies.

We formally reviewed their effectiveness through review of their regular reports on accounting matters, governance and control and accounting developments. In addition we utilised formal year end feedback from all our operating units as a result of which we asked for improvements to be made in two operating locations and conducted a formal questionnaire of Committee members. We reviewed the inspection reports from the Auditor Oversight Boards in the UK and the US. Finally we reviewed the fees of the auditors using benchmarking against groups of comparable size and complexity.

Our conclusions were that the external audit was carried out effectively and with necessary objectivity and independence. This is the basis for our recommendation to the Board and shareholders that Ernst & Young be reappointed for 2013.

We also considered the Financial Reporting Council’s proposals on auditor rotation and, in light of the recent change in Chief Financial Officer, agreed that the implications for the company should be reviewed during 2013.

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

The Auditor Independence Policy also governs the policy regarding the audit partner rotation in accordance with the Auditing Practices Board Ethical Standards in the UK and the SEC rules in the US. Partners and senior audit staff may not be recruited by the Group unless two years have expired since their previous involvement with the Group. No such recruitment has occurred. We consider that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded.

2013

In addition to our main responsibilities we will be looking at the systems of control and risk management over the Group’s recent acquisitions.

Ian Barlow

Chairman of Audit Committee

Section 6 Corporate Governance	71

Nomination & Governance Committee

Dear Shareholder

I am pleased to present my report on the activities of the Nomination & Governance Committee in 2012. The membership and the principal duties of the Committee are set out in the table on page 68 of this report.

In 2012, we dealt with the following matters:

Appointment of Julie Brown

We recommended the appointment of Julie Brown as Chief Financial Officer to replace Adrian Hennah who left the Company at the end of 2012 to take up a position elsewhere.

Appointment of Non-Executive Directors

In 2011, we recommended the appointment of Ajay Piramal, who joined the Board in 2012, bringing a wealth of experience as a succesful businessman in India. We also conducted and completed the search for Baroness Bottomley, who joined the Board in April 2012. She too brings a great deal of experience in the area of governmental healthcare policy.

We have throughout the year continued our search for additional Non-Executive Directors, in particular focusing on the skills, experience, independence and diversity each candidate can bring to the Board. All Non-Executive Director appointments are linked to the strategic priorities identified by the Board:

– Emerging Market experience – US healthcare experience – European healthcare experience

Since the year end, we have recommended the appointment of Michael Friedman who will join the Board on 11 April. He brings exceptional experience of the US Healthcare market.

As and when we find further appropriate candidates willing to join our Board, we will replace some of our longer-serving Directors.

Where appropriate we use the services of external search agents, recognising however, that suitable candidates may sometimes come to our attention by other means.

Expanded the Remit of the Committee

We reviewed the remit of the Committee during 2012 and agreed to expand its role to cover governance matters. As part of our role in recommending appointments to the Board, we were already considering matters of governance such as the independence of Non-Executive Directors, succession planning, diversity and conflicts of interest. The Committee also oversees the process around the review into the Board’s Effectiveness. It therefore made logical sense to recognise this formally by changing the name of the committee to the Nomination & Governance Committee and expanding its role to consider wider areas of governance.

The expanded role includes oversight of the effective governance of the Board and its committees, the review of terms of reference of the Board and its Committees, supervision of the induction process for new directors and the ongoing Board Development programme. We will also monitor external governance activities to ensure that the Board is kept up to date on changes that might affect us.

The whole Board remains responsible for ensuring that the Company is governed appropriately, but the more detailed work to support this will now be carried out by this Committee.

Sir John Buchanan

Chairman of Nomination & Governance

Committee

72 Smith & Nephew Annual Report 2012

Corporate Governance Statement continued

Ethics & Compliance Committee

Dear Shareholder,

I am pleased to present my report on the activities of the Ethics & Compliance Committee in 2012. The membership and the principal duties of the Committee are set out in the table on page 69 of this report.

In 2012 we dealt with the following matters:

Settlement with US Securities and Exchange Commission (‘SEC’) and US Department of Justice (‘DOJ’)

In January 2012, we reviewed and approved the final terms of the settlement between the Company and the SEC and DOJ in connection with their Foreign Corrupt Practices Act (‘FCPA’) investigation of the medical devices industry. This has been a matter that we as a Committee have monitored closely since the formation of the Committee in 2008. The settlement included the appointment of an independent monitor who worked with the Company over most of 2012 to evaluate the effectiveness of our compliance programme and make recommendations, as appropriate, for further enhancements to the programme. We have been working collaboratively with the monitor for this purpose. The Committee reviewed his initial report and continues to review the Company’s progress towards implementation of his recommended enhancements.

Compliance Programme for Distributors

We continued to review and improve our compliance programme with third party sellers (such as distributors and sales agents), particularly in the Emerging and International markets. We have initiated a semi-annual communication to our sellers to reinforce our commitment to ethical and legal behaviour and making it clear that we will not tolerate any improper inducements in the sale of products. We also developed a set of resources to help sellers build or enhance their own compliance programme. Our sellers can customise and brand these materials, which have been translated.

Compliance Programme for other Third Parties

We have continued to strengthen our controls over vendors, service providers and other third parties engaged by us but that do not sell our products, based on the supplier type and risk profile. We have created Guidance on the Smith & Nephew Code of Conduct and Business Principles for Third Parties to highlight the areas of our Code that apply directly to third parties and that we expect them to follow when working on our behalf.

Employee Compliance Programme

New employees are trained on our Code of Conduct which sets out the basic legal and ethical principles for carrying out business and applies both to employees and others who act on the Group’s behalf. It sets out in detail how persons covered by the Code of Conduct are expected to interact ethically with healthcare professionals and government officials. A copy of the Code of Conduct can be found on the Group’s website (www.smith-nephew.com).

The Code of Conduct includes our whistle-blowing policy, which (subject to local law) requires covered persons to report any breach either directly or anonymously through an independent provider. Members of the public are also encouraged to report concerns. All reports are reviewed and the appropriate action taken, including referral to senior management or the Board, where warranted. The Code also states that we have a non-retaliation policy against anyone who makes a report in good faith. The Ethics & Compliance Committee is advised of any potentially significant improprieties which are reported.

We have also monitored the development and enhancement of the employee compliance training programme. Employees are required to undertake compliance training and managers are encouraged to discuss ethical matters with their teams. Some training is tailored for employees in specific job situations. Further support is provided through a comprehensive set of tools and resources located on our global intranet platform.

Compliance Infrastructure

We are mindful that an effective compliance programme requires both a culture of integrity and investment in the necessary infrastructure to give effect to that culture.

With that in mind, the Committee reviewed the level and trend of investments in the Company’s compliance programme, as well as the costs of compliance defects. As the Company grows in new markets, we continue to expand our global network of Regional Compliance Officers and use them to reinforce the importance of compliance with our employees and third parties around the world.

Compliance Implications around Acquisitions

Finally, as members of the Board discussing acquisition opportunities, we ensure that the compliance implications of each acquisition are considered as part of both the due diligence process and plans for integration of the acquired business.

Pamela Kirby

Chairman of Ethics & Compliance Committee

Section 6 Corporate Governance	73

Other Committees

Executive Risk Committee

Olivier Bohuon chairs our Executive Risk Committee which includes the Executive Directors and Executive Officers of the Group. As an integral part of our planning and review process, the management of each of our divisions identifies the risks applicable to their business, the probability of those risks occurring, the impact if they do occur and the actions required and being taken to manage and mitigate those risks. The Executive Risk Committee meets twice a year to review the major risks they identify across the Group and the mitigation processes and plans. As appropriate, the Executive Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. We receive an annual report from the Executive Risk Committee, which details the significant risks categorised by potential financial impact on profit and share price and by likelihood of occurrence. Details of new, key or significantly increased risks, along with actions put in place to mitigate such risks, are also reported to us as appropriate. We have provided further information on the principal risks identified through this process in ‘Principal risks and risk management’ on pages 54 to 55 of this Annual Report.

Disclosures Committee

Olivier Bohuon chairs the Disclosures Committee which includes the Chief Financial Officer and various additional senior executives. The Committee meets as required and approves the release of all major communications to investors, to the UK Listing Authority and to the London and New York Stock Exchanges.

Sir John Buchanan

Chairman

20 February 2013

74 Smith & Nephew Annual Report 2012

Directors’ remuneration report

The Remuneration Committee has focused

on ensuring that our executive remuneration

arrangements continue to reinforce and

support the delivery of the Company’s new

strategy.

Section 6 Corporate Governance	75

Dear Shareholder,

I am pleased to introduce the Directors’ Remuneration Report for the year ended 31 December 2012 which has been prepared by the Remuneration Committee and approved by the Board.

2012 has been a strong year for the Company despite a challenging external environment. As the executive team led by Olivier Bohuon continues to drive the new strategy from a strong and stable financial base, the Committee has been working to ensure that our executive remuneration arrangements continue to reinforce and support the delivery of that strategy.

The current remuneration framework was introduced last year with the aim to simplify the overall remuneration structure, drive the delivery of the new strategy, and strengthen the link between pay and performance. Our key financial goal remains to deliver a higher return to shareholders relative to our peer group over the long term, as measured by Total Shareholder Return (TSR) and free cashflow. These Key Performance Indicators are reinforced by our executive incentive arrangements; the annual incentive is based primarily on revenue, profit and cash generation, and the Performance Share Programme rewards superior TSR relative to our peer group and longer-term, sustainable free cashflow.

The Company’s remuneration policy is set out on the following page. The Committee believes the policy continues to be appropriate for the 2013 financial year as it is closely aligned with our strategic goals (and hence our shareholders’ interests), is highly results-oriented and rewards sustained superior performance.

As a Board, we take seriously the views and feedback of our shareholders on remuneration matters. Although the shareholders we consulted were broadly supportive of our moves towards simplification and alignment with our changing corporate strategy, we received some feedback in connection with the 2012 AGM that the explanation of the new Annual Incentive Plan could be improved. We have undertaken to address this in the following report and I hope you find this new layout helpful in understanding our approach to remuneration.

I also took the opportunity in December 2012 to meet with some of our largest shareholders to discuss any concerns relating to remuneration. The Shareholders I met acknowledged the changes we have made to align the remuneration of our executive population more closely with the Strategic Priorities detailed on page 8. They also appreciated our clearer explanation of how we operated the Annual Incentive Plan and understood how we determined an appropriate remuneration package for Julie Brown, our new Chief Financial Officer. We also spent time talking to them about the new remuneration reporting requirements that will apply from 2014 and how we operated our shareholding guidelines.

Joseph Papa

Chairman of the Remuneration Committee

76 Smith & Nephew Annual Report 2012

Directors’ remuneration report continued

Compliance statement

We have prepared this Directors’ Remuneration Report (the ‘Report’) in accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the ‘Regulations’). It also meets the relevant requirements of the Financial Services Authority (‘FSA’) Listing Rules. In addition, we have been mindful of the BIS proposals on remuneration, with a view to improving the transparency of our reporting. As required by the Regulations, a resolution to approve the Report will be proposed at the Annual General Meeting on 11 April 2013.

Smith & Nephew’s remuneration policy

Smith & Nephew’s remuneration policy is designed to attract and motivate talent to drive the strategy over the short, medium and long term, which in turn will lead to higher returns for our shareholders. The Committee believes it is important for remuneration arrangements to be consistent across our senior executive team. In setting the policy and making remuneration decisions, the Committee takes into account pay and conditions elsewhere in the Group and our policy for the remuneration of our executive management group is broadly consistent with that for the Executive Directors.

This section of our report describes the key components of the remuneration arrangements for Executive Directors that were in place for 2012 and remain largely unchanged for 2013.

Component	Objective	Operation
Base salary and benefits
Base salary	To attract and retain high performing talent by setting base salaries at rates comparable to what would be paid in an equivalent position elsewhere

Salaries are reviewed annually, with any increase applying from 1 April.

Salary levels/increases take account of:

–  scope and responsibility of the position;

–  performance potential of the individual by reference to the median salary for the relevant geographical market; and

–  average increase awarded across the Company.

Pension	To provide market-competitive retirement benefits	Executive Directors receive an allowance (fixed as 30% of salary) in lieu of membership of a company run pension scheme. Base salary is the only element of remuneration that is pensionable.
Benefits	To attract and retain high performing talent by providing benefits comparable to those that would be provided for an equivalent position elsewhere	Includes healthcare and death-in-service provision and company car/ allowance. Relocation costs if required.
Annual incentives
Annual Incentive Plan

To motivate and reward the achievement of specific annual financial and business objectives

To encourage sustained high standards through the application of a ‘malus’ provision over three years on the equity element of the Plan

The Annual Incentive Plan comprises a cash and equity element, both based on the achievement of financial and business objectives set at the start of the year (see right).

At the end of the year, the Committee determines the extent to which these have been achieved and sets the award level.

This award has a cash element (paid in full at the end of the performance year) and an equity element comprising conditional share awards (made at the time of the cash award), with vesting phased over the following three years.

The equity element vests at the end of each of the next three years ( 1⁄3, 1⁄3, 1⁄3), only if performance remains satisfactory over each of these three years; otherwise, awards will lapse.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Longer-term incentives
Performance Share Programme	To motivate and reward longer-term performance

The Group operates one long-term incentive plan.

Conditional share awards vest after three years subject to the achievement of stretching performance targets.

Awards may be subject to clawback in the event of material financial mis-statement or misconduct.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant perfomance period.

Executive shareholding
Executive shareholding	To support alignment with shareholder interests by requiring our senior executives to act like shareholders	Executive Directors must retain 50% of all shares vesting under annual and long-term incentive plans (after tax) until their holding requirement has been met.

Section 6 Corporate Governance	77

Opportunity	Performance measures for 2012	Changes for 2013

Normally, the annual salary increases for Executive Directors will be in line with that for the Group as a whole.	n/a	None

n/a	n/a	None

n/a	n/a	None

Cash Element Target: 100% of salary (Maximum: 150%) Equity Element Target: 50% of salary (Maximum: 65%)

70% of the annual incentive is based on financial performance measures – including revenue, trading profit and trading cash – with the remaining 30% based on other business goals.

The Committee has the discretion to apply a multiplier – adjusting the outcome up or down by up to 10% to reward or penalise conduct in terms of reputational, leadership and organisational behaviours.

The maximum opportunity (shown left) cannot be exceeded through the application of the multiplier.

None

Target face value of awards are 95% of salary (Maximum 190%)	50% of an award vests subject to three-year Total Shareholder Return relative to industry peers. The remaining 50% of award vests on achievement of three-year Cumulative Free Cashflow targets.	None

2x salary	n/a	None

78 Smith & Nephew Annual Report 2012

Directors’ remuneration report continued

Pay-for-performance: scenario analysis

The following chart shows the potential split between the different elements of the Executive Directors’ remuneration in 2013 under three different performance scenarios; ‘Below Threshold’, ‘Target’ and ‘Stretch’.

Base salary
Annual base salary: €1,081,500 for the CEO, £500,000 for the CFO

Pension
30% of salary
Other benefits
Taxable value of annual benefits provided €95,000 for the CEO, £25,000 for the CFO
‘Below threshold’	‘Target’	‘Stretch’
Annual Incentive Plan (cash element)
0% of salary	100% of salary (Target opportunity)	150% of salary (Maximum opportunity)
Annual Incentive Plan (equity element)
0% of salary	50% of salary (Target opportunity)	65% of salary (Maximum opportunity)
Performance Share Programme
0% vesting	100% vesting (95% of salary)	200% vesting (190% of salary)

CEO data assumes an exchange rate of €1.00 = £0.80

Service contracts

We employ Executive Directors on rolling service contracts with notice periods of 12 months from the Company and six months from the Executive Director. On termination of the contract, we may require the Executive Director not to work their notice period and as such pay them an amount equivalent to the salary, pension and benefits they would have received if they had been required to work their notice period. In addition, we may also, in exceptional circumstances, exercise our discretion to pay the Executive Director a proportion of the annual incentive that they would have received had they been required to work their notice period. Any entitlement or discretionary payment may be reduced in line with Executive Directors’ duty to mitigate losses, subject to applying our non-compete clause.

In the case of a change in control which results in the termination of an Executive Director or a material alteration to their responsibilities or duties within 12 months of the event, the Executive Director would be entitled to receive 12 months base salary and 12 months target annual incentive, plus pension and benefits.

In 2012, we received comments from some of our shareholders about the provisions contained in our Executive Directors’ service contracts relating to the entitlement to an at-target annual incentive payout on a change of control, as well as eligibility to earn an annual incentive whilst serving notice. In the course of the year, we have reviewed these provisions, and going forward, the payment of any annual incentive following a change of control will be entirely discretionary and reflect the individual’s performance and contributions. This new policy applies to any Executive Director appointed after 1 November 2012 including Julie Brown, our new Chief Financial Officer. In the first year of employment Julie Brown’s notice period will be six months from the Company and three months from her.

Executive Director	Date of Service Contract	Effective Date	Notice period from company
Olivier Bohuon	9 February 2011	1 April 2011	12 months
Julie Brown	7 November 2012	4 February 2013	6 months

We encourage our Executive Directors to serve as a Non-Executive Director of a maximum of one external company. Such appointments are subject to the approval of the Nomination & Governance Committee and any fees earned are retained by the Executive Director. Olivier Bohuon is a Member of the Supervisory Board at Virbac SA, and Adrian Hennah is a Non-Executive Director of Reed Elsevier plc. During 2012 Olivier Bohuon received €19,000, and Adrian Hennah received £65,000 in respect of these appointments.

Termination policy

Our policy regarding termination payments is to limit severance payments on termination to pre-established contractual arrangements. In the event that the employment of an Executive Director is terminated, any compensation payable will be determined in accordance with the terms of the service contract between the Company and the employee, as well as the rules of any incentive plans.

Under normal circumstances (excluding termination for gross misconduct), all leavers are entitled to receive termination payments in lieu of notice equal to base salary, pension and benefits. In the event an Executive Director leaves for reasons of ill-health, death, redundancy, or retirement in agreement with the Company, then the vesting of any outstanding Annual Cash Incentive and Equity Incentive Awards will generally depend on the Committee’s assessment of performance to date. Performance Share Awards will be pro-rated for time worked during the relevant performance period, and will remain subject to performance over the full performance period. For all other leavers, Annual Cash Incentive will generally be forfeited and outstanding Equity Incentive Awards and Performance Share Awards will lapse. The Committee retains discretion to alter these provisions on a case-by-case basis following a review of circumstances and to ensure fairness for both shareholders and participants.

Termination arrangements for Mr Hennah

Adrian Hennah voluntarily resigned as Chief Financial Officer with effect from 31 December 2012 to take up employment elsewhere. He was therefore not entitled to receive any termination payment. He worked up until 31 December 2012 and was paid and received benefits up to that date in accordance with his service contract. As he was employed throughout the year, the Remuneration Committee has decided that it is appropriate for Adrian Hennah to receive an annual cash incentive of £585,800 in respect of the work he undertook during 2012. Further details are given on pages 80 and 81. All unvested Performance Share Awards, Deferred Bonus Awards, options and Equity Incentive Awards lapsed on cessation of employment.

Policy on recruitment arrangements

We have clarified our position on the appointment of Executive Directors who are recruited externally. In many cases, someone appointed externally will forfeit sizeable cash bonuses and share awards if they choose to leave their former employer and join us. The Committee therefore believes that we need to retain the ability to compensate new hires for any bonus or share awards they give up in choosing to leave another employer to join Smith & Nephew. We will use our discretion in setting any such compensation, which will be decided on a case-by-case basis. As a point of policy, we will not provide compensation of greater value than the new appointee is giving up, and we will seek evidence from the previous employer to confirm the full details of bonus or share awards being forfeited. As far as possible, we will seek to replicate forfeited share awards using Smith & Nephew incentive plans, whilst at the same time, aiming for simplicity.

We have followed this policy when determining compensation for Julie Brown, our new Chief Financial Officer, who was appointed on 4 February 2013.

Section 6 Corporate Governance	79

Remuneration arrangements for Julie Brown

Julie Brown’s remuneration package has been set in line with the Company’s existing remuneration policy, and for 2013 will be as follows:

Element of remuneration
Base salary	£500,000
Pension	30% of salary
Annual Incentive Plan (cash)
Target	100% of salary
Maximum	150% of salary
Annual Incentive Plan (equity)
Target	50% of salary
Maximum	65% of salary
Performance Share Awards
Target	95% of salary
Maximum	190% of salary

In addition to the above, Julie Brown will receive partial compensation for unvested incentive awards forfeited on joining Smith & Nephew. She will be granted an award over 75,000 shares, vesting in three equal tranches in February 2014, February 2015 and February 2016, subject to her continued employment. This award partially reflects the value of unvested share awards from her previous employer that she forfeited when leaving their employment. On joining Smith & Nephew, Julie Brown has forfeited shares to the value of £1,434,000, which were due to vest from March 2013-2015 as follows:

Performance Shares	£1,099,000	Vesting between March 2013 and March 2015 subject to performance conditions relating to TSR and cash flow being satisfactorily met.
Restricted Shares	£335,000	Vesting in March 2014 and subject to no further performance conditions other than continued employment.

The Committee therefore believes that this award of 75,000 shares which is valued at £526,500 as at 19 February 2013 is appropriate and will help align Mrs Brown’s interests with those of our shareholders from the outset of her appointment. Given that the total value of the shares to be awarded is significantly less than the face value of shares forfeited and that not all the shares forfeited were subject to performance conditions, the Committee did not believe that it was appropriate for performance conditions to be applied to these shares over and above her continued employment.

Non-Executive Directors

Non-Executive Directors are engaged by the Company on the basis of letters of appointment. They are normally appointed for terms of three years, terminable at will, without notice by either the Group or the Director and without compensation. The Chairman is engaged on a letter of appointment and has a six-month notice period.

	Date of appointment	Date of current letters	Anticipated expiry of current term(i)
Sir John Buchanan	3 February 2005	27 April 2012	26 April 2015
Ian Barlow	5 March 2010	5 March 2013	4 March 2016
Pamela Kirby	1 March 2002	1 January 2013	31 December 2013
Brian Larcombe	1 March 2002	1 January 2013	31 December 2013
Joseph Papa	1 August 2008	1 August 2011	31 July 2014
Ajay Piramal	1 January 2012	1 January 2012	31 December 2015
Richard De Schutter	1 January 2001	1 January 2013	31 December 2013
Baroness Bottomley	12 April 2012	12 April 2012	11 April 2015

(i) Subject to the annual re-election of Directors at the Company’s AGM.

The Board reviews the pay of the Non-Executive Directors and aims to set fees that are competitive with other companies of equivalent size and complexity. Non-Executive Directors are not entitled to receive awards under the Company’s long-term incentive plans. We do, however, require our Non- Executive Directors to hold a personal stake in the Company equivalent to their basic annual fee. These shares may be held as Ordinary Shares or as ADSs held either by themselves or their immediate family. Details of the Non-Executive Directors’ current shareholdings can be found on page 83.

Non-Executive Directors are paid a fixed basic annual fee. The Chairmen of the Audit, Remuneration and Ethics & Compliance Committees and the Senior Independent Director also receive an additional fee in recognition of their added responsibilities. An additional fee is also payable to Non- Executive Directors in cases where intercontinental travel is necessary to attend Board and Committee meetings.

Remuneration in 2012

Main activities of the Remuneration Committee in 2012

The main work of the Remuneration Committee this year is described on page 69. Key activities have been:

–	Continued development of the new remuneration policy introduced last year and implementing new remuneration arrangements for the top 70 senior executives to align remuneration with the updated Group strategy.

–	Determination of remuneration package for Julie Brown, new Chief Financial Officer, and certain other Executive Officers on recruitment.

–	Consideration and updating of remuneration policies on compensation for amounts forfeited by executives recruited externally, termination payments in the event of a change of control and policy on shareholding guidelines.

–	Continued engagement with our largest shareholders and certain shareholder advisory bodies.

–	Consideration of new remuneration reporting requirements being introduced in 2014.

Remuneration Committee membership in 2012

As set out on page 69 of this Annual Report, my fellow members of the Remuneration Committee are Baroness Bottomley (joined the Committee on 19 September 2012), Pamela Kirby, Brian Larcombe and Richard De Schutter. Details concerning the number of meetings held and the scope and role of our duties may be found on this page.

From time to time in 2012 attendees included Olivier Bohuon, Chief Executive Officer, Susan Swabey, Company Secretary, Helen Maye, Chief Human Resources Officer, Adrian Hennah, Chief Financial Officer and Bob Newcomb, SVP Global Rewards. The Chairman attended some of the meetings by invitation.

Independent advice

During the year, the Committee received information and advice from Towers Watson, an independent executive remuneration consultancy firm appointed by the Committee in 2011. They provided advice on market trends, remuneration benchmarking and remuneration issues in general. Towers Watson also provided other human resources and compensation advice to the Company for levels below the Board.

Throughout 2012, we were also advised by Aon Hewitt and Mercer Limited in relation to salary data, and by Kepler Associates in relation to the structure and content of the Directors’ Remuneration Report. All these consultants comply with the Code of Conduct for Remuneration Consultants and we are satisfied that their advice is objective and independent.

Base salary and benefits

With effect from 1 April 2012, we approved the following base salaries for the Executive Directors:

Olivier Bohuon	€1,050,000
Adrian Hennah	£ 585,800 (left company on 31 December 2012)

80 Smith & Nephew Annual Report 2012

Directors’ remuneration report continued

In February 2013, we reviewed the base salaries of the Executive Directors having considered general economic conditions and average salary increases across the rest of the Group of around 3%. The Committee has agreed that Chief Executive Officer, Olivier Bohuon, will receive an increase in his salary in line with the Group average. This is the first increase in Chief Executive Officer pay since he joined the Company in April 2011. Mrs Brown’s salary for 2013 (set on her appointment) is £500,000. As a result, the base salaries for the Executive Directors with effect from 1 April 2013 are as follows:

Olivier Bohuon	€1,081,500
Julie Brown	£500,000

Pensions

During the period, Olivier Bohuon and Adrian Hennah both received a salary supplement of 30% of basic salary to apply towards their retirement savings in lieu of membership of a Company run pension scheme. They also received death in service cover of seven times basic salary, of which four times salary is payable as a lump sum with the balance used to provide any spouse and dependant pensions.

The same arrangements will apply in 2013 for Olivier Bohuon and Julie Brown.

2012 Annual Incentive Plan award

During 2012, the Annual Incentive Plan for Executive Directors was based on the achievement of specific financial and business objectives.

For 2012, the financial and business objectives were as follows:

Financial objectives	Revenue (30%) Trading profit (30%) Trading cash (10%)	70%
Business objectives	R&D investment Succession planning Employee engagement Compliance Development of product portfolio (Olivier Bohuon only) Shared services (Adrian Hennah only)	30%

In 2013, the financial and business objectives will remain the same.

At the period end the Committee conducted an assessment of each Executive Director against their financial and business objectives.

In addition, the Committee has the discretion to apply a multiplier – positively or negatively – to the annual incentive assessment of an Executive Director, adjusting the total up or down by up to 10%. This rewards or penalises an Executive Director for ‘how’ they conduct themself in terms of leadership, corporate reputation, ethics and organisational behaviours and represent the Company both internally and externally.

Over the period, underlying revenue growth was 2% (between target and maximum), trading profit was $965m (between target and maximum), and the trading profit to cash conversion ratio was 104% (above maximum).

The business objectives are personal to each Executive Director, and are tailored to reflect their role and responsibilities during the year. These are set at the start of each year and will reflect some of the most important areas of strategic focus for the Group. Where objectives are repeated year-on-year, the Committee will set annual measurement criteria that are appropriate to motivate and measure an Executive Director’s performance in any one year.

For instance, Innovation for Value is at the heart of our Strategic Priorities. Our success here is measured in terms of how we manage our R&D programmes and continue to develop our product portfolio to reflect the need to bring forward new technologies appropriate for our markets and customers globally. Ultimate responsibility for these vital programmes rests with our Executive Directors and we believe it was right to reflect the importance in their 2012 personal business objectives.

Similarly compliance – and all that follows from it relating to ethics and quality – is the responsibility of the Executive Directors, who must set the standards for the whole Group, and be measured on their execution. This is also true on Employee Engagement, where we want to motivate our leaders to exceed in providing vision and leadership and living our values of Performance, Innovation and Trust.

The Committee reviewed the performance of Olivier Bohuon and Adrian Hennah against their agreed business objectives for 2012 and determined that Olivier Bohuon delivered very strongly against his objectives and that Adrian Hennah had consistently met his objectives for the year. Their achievements during the year include:

Commentary on 2012 performance
Business objective	Olivier Bohuon	Adrian Hennah
R&D investment	Successfully managed investment levels during the year to fully support progress towards longer-term revenue targets in emerging markets.
Succession planning	Ensured focus on robust succession planning resulting in minimal disruption or turnover of key roles.	Completed succession planning for all key finance roles.
Employee engagement	Made significant effort to ensure employee engagement and effective 2-way communication with the wider employee population during a period of significant transistion including a 91% participation rate in the global employee survey.	Achieved a >90% participation rate by the finance function in the global employee survey. Identified key focus areas for action in 2013.
Compliance	Reinforced expectation for the highest levels of ethics and compliance through communication with, and training of, wider employee population.	Ensured that all strategic plans, new products and new businesses were fully assessed for compliance risks.
Development of product portfolio (Olivier Bohuon only)

Oversaw the successful delivery of a significant number (exceeding expectations in some cases) of planned product launches and registrations during the year.

Focused on delivering a balanced product portfolio globally.

n/a
Shared services (Adrian Hennah only)	n/a	Completed implementation of Shared Services model and realised targeted cost savings. Successfully managed customer satisfaction survey, with overall score of 86%.

The Committee also considered the multiplier to the annual incentive assessment of Olivier Bohuon and Adrian Hennah and agreed that no multiplier was appropriate in respect of 2012.

Section 6 Corporate Governance	81

The Executive Directors’ performance against the targets set for 2012 was therefore as follows:

Olivier Bohuon: 2012

	Below threshold	Between threshold and target	Between target and maximum	Above maximum
Revenue (30%)			✓
Trading profit (30%)			✓
Trading cash (10%)				✓
Business objectives (30%)			✓
Multiplier (+/-10%)		N/A

Adrian Hennah: 2012

	Below threshold	Between threshold and target	Between target and maximum	Above maximum
Revenue (30%)			✓
Trading profit (30%)			✓
Trading cash (10%)				✓
Business objectives (30%)			✓
Multiplier (+/-10%)		N/A

The 2012 opportunity under the Annual Incentive Plan comprised two parts:

a) a cash element (100% of salary at target, 150% maximum opportunity) and

b) an equity element (50% of salary at target, 65% maximum opportunity).

The cash element is paid following the performance year. The equity element is a conditional award over ordinary shares made under the Global Share Plan 2010 vesting in equal annual tranches over three years, provided that individual and Group performance is sustained at an acceptable level each year. Share awards are subject to malus and will lapse in the event that individual and Group performance is not sustained over the respective performance period.

The assessment of the Committee resulted in the following awards for 2012:

Executive	Cash element		Equity element
Director	% of salary	Amount	% of salary	Amount
Olivier Bohuon	126%	€1,321,950	65%	€682,500
Adrian Hennah	100%	£585,800	n/a – left on 31 December 2012

The equity element of the Annual Incentive Plan was introduced in 2012, so there were no awards due to vest from outstanding cycles in the year under review. It is intended that the Annual Incentive Plan will be operated in a similar manner for 2013. There will be no change to the target or maximum opportunities for the coming year or in the split between financial and business objectives.

2012 Performance Share Programme

The Group operates one long-term incentive plan – the Performance Share Programme.

Under the Performance Share Programme, conditional awards of shares vest after three years subject to the achievement of stretching performance targets relating to Total Shareholder Return (TSR) and free cashflow generation. Awards may be subject to clawback in the event of material financial mis-statement or misconduct.

Performance share awards were made to Executive Directors under the Global Share Plan 2010 during the year. The levels of the awards in 2012 were as follows:

	Market value of award vesting at maximum	Market value of award vesting at target

Executive Directors	190% of salary	95% of salary

50% of the award will vest based on the Company’s TSR performance relative to a bespoke peer group of companies in the medical devices sector over a three-year period commencing 1 January 2012 as follows:

TSR ranking within comparator group	Award vesting – % of salary
Below median	Nil
Median	23.75%
Upper quartile	95%

Awards will vest on a straight line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The bespoke peer group for the 2012 awards comprises the following companies:

– Arthrocare	– Conmed	– Nuvasive
– Bard	– Covidien	– Orthofix
– Baxter	– Edwards Life	– Stryker
– Becton Dickinson	Sciences Corp	– St. Jude Medical
– Boston Scientific	– Medtronic	– Wright Medical
– Coloplast Group	– Nobel Biocar	– Zimmer

The Group’s TSR performance and its performance relative to the comparator group will be independently monitored and reported to the Remuneration Committee by Towers Watson.

50% of the award is subject to free cashflow performance. The free cashflow target is a cumulative performance target over the three-year performance period. The inclusion of a cash measure in both the annual and long-term plans reflects its importance over both timescales. The measure for the long-term target is free cashflow, which is defined as net cash inflows from operating activities, less capital expenditure. Free cashflow is considered to be the most appropriate measure of cashflow performance because it relates to the cash generated to finance additional investment in business opportunities, debt repayments and distributions to shareholders. This measure includes significant elements of operational and financial performance and helps to align executives’ rewards with shareholder value creation.

The 50% of the 2012 award that is subject to free cashflow performance will vest as follows:

Cumulative free cashflow	Award vesting – % of salary
Below $1.41 billion	Nil
$1.41 billion	23.75%
$1.62 billion	47.5%
$1.83 billion or more	95%

Awards will vest on a straight line basis between these points. If the Company’s cashflow performance is below $1.41 billion, none of this part of the award will vest.

82 Smith & Nephew Annual Report 2012

Directors’ remuneration report continued

It is intended that the Committee should have the discretion to adjust, but on an exceptional basis only, the free cashflow target during the performance period for material factors that would otherwise distort the performance measure in either direction. For example, adjustments may be required to reflect exchange rate movements, significant acquisitions or divestments, or major legal and taxation settlements. Any major adjustments to the calculation will be disclosed to shareholders. There is no retesting of performance. Executive Directors do not receive share options under the Performance Share Programme.

Performance targets for 2013 Performance Share Programme (‘PSP’) awards

It is proposed that awards made under the PSP in 2013 will vest after three years with 50% vesting on three-year relative TSR performance and 50% on cumulative free cashflow. No changes are proposed to the operation of the TSR element described above for 2012 PSP awards, for awards to be granted in 2013. The cumulative free cashflow targets for awards to be granted in 2013 will be as follows:

Cumulative free cashflow	Award vesting – % of salary
Below $1.5 billion	Nil
$1.55 billion	23.75%
$1.78 billion	47.5%
$2.01 billion or more	95%

No other changes are proposed to the Performance Share Programme.

Deferred bonus arrangements prior to 2012

Prior to 2012, one-third of any annual bonus earned was compulsorily deferred into share awards that vest in equal tranches over three years, subject to the participant’s continued employment. Outstanding tranches of awards made to Executive Directors previously are shown on Page 86. No further performance conditions apply to these deferred share awards. On leaving employment voluntarily, Adrian Hennah’s unvested share awards lapsed.

Long-term incentive arrangements prior to 2012

Prior to 2012, conditional share awards were made to Executive Directors under the 2004 Performance Share Plan and to other executives under the Global Share Plan 2010.

The vesting of awards made to Executive Directors was linked to adjusted EPS (‘EPSA’) growth, and the number of shares could then be increased subject to TSR performance relative to the major companies in the medical devices industry.

Adrian Hennah’s unvested awards (granted in 2010 and 2011) lapsed on his leaving Smith & Nephew. Olivier Bohuon was first granted an award under the 2004 Performance Share Plan in 2011, which will vest subject to performance over the three years ending 31 December 2013. Details of these awards can be found in the table on page 85 of this Report, and the vesting outcome will be reported in next year’s Directors’ Remuneration Report.

ESPA growth over the three years ended 31 December 2012 was 18.7% (adjusted for the Bioventus transaction) against the compounded market growth rate of 11.7%. Over the same period, the Company was ranked 10th out of 19 companies in the medical devices comparator group which meant that the multiplier of one was applied to the number of shares vesting under the ESPA target. As a result the following award made in 2010 to a former Executive Director will vest on 1 March 2013.

	Number of ADRs under 2010 award	Number of ADRs vesting in 2013	% vesting
David Illingworth	16,720	4,347	26%

(i)	The award granted to David Illingworth will be settled prior to 15 March 2013 in accordance with S409A of the US Internal Revenue Code.

(ii)	The number of shares under the 2010 award has been pro-rated for service during the performance period.

Prior to 2012, share option awards were also made to Executive Directors under the 2004 Executive Share Option Plan and to other employees under the Global Share Plan 2010. Options granted to Executive Directors are subject to TSR performance relative to the major companies in the medical devices industry.

Adrian Hennah’s unvested awards (granted in 2010 and 2011) lapsed on his leaving Smith & Nephew. Olivier Bohuon was first granted an award under the 2004 Executive Share Option Plan in 2011, which will vest subject to performance over the three years ending 31 December 2013. Details of these awards can be found in the table on page 85 of this Report, and the vesting outcome will be reported in next year’s Directors’ Remuneration Report.

Over the three years ended 31 December 2012 the Company was ranked 10th out of 19 companies in the medical devices comparator group which meant that 33% of the options granted to a former Executive Director in 2010 will vest on the 9 September 2013 as follows:

	Number of ADRs under option granted in 2010	Number of ADRs under option vesting in 2013	% vesting
David Illingworth	11,073	3,654	33%

(i)	The option granted in 2010 has been pro-rated for service during the performance period.

Other share schemes

The Company also operates UK and International ShareSave Plans (and an Employee Stock Purchase Plan – ESPP – in the US), which are all-employee schemes that enable our employees to save on a regular basis and then buy shares in the Company. The Executive Directors are permitted to participate in the ShareSave Plan and details of their participation are included in the table on page 86.

Single figure

To aid transparency to our shareholders, the table below sets out a single figure for the total remuneration received by each Executive Director for the year to 31 December 2012.

2012	Fixed pay
(000)		Salary	Benefits	Salary supplement in lieu of pension	Subtotal
Olivier Bohuon		€1,050	€93	€315	€1,458
Adrian Hennah		£584	£23	£175	£782

2012	Pay for performance
(000)	Annual cash incentive	Annual equity incentive	Perfor- mance Shares	Share options	Subtotal
Olivier
Bohuon	€1,322	€683	N/A	N/A	€2,005
Adrian
Hennah	£586	N/A	N/A	N/A	£586

2012 (000)				Total remuneration
CEO					€3,463
CFO					£1,368

Section 6 Corporate Governance	83

The figures have been calculated as follows:

Base salary: the actual salary earned for the year

Annual benefits: the taxable value of benefits received in the year

Pension: the value of the salary supplement paid by the Company in lieu of a pension

Annual Cash Incentive: the value of the cash incentive payable for performance over 2012

Equity Incentive Award: the value of share awards granted for performance over 2012

Performance Shares: the value on 31 December 2012 of shares vesting in 2013 subject to performance over the three-year period ended 31 December 2012

Share options: the embedded gain on 31 December 2012 of options vesting subject to performance over the three-year period ended 31 December 2012 CEO data assumes an exchange rate of €1.00 = £0.81

Shareholding requirements

We believe that one of the best ways our senior executives can act and feel like shareholders is for them to hold a significant number of shares in the Company. We therefore expect our Executive Directors to build up a holding of Smith & Nephew shares of two times their base salary. In order to reinforce this expectation, we require them to retain 50% of all shares vesting under Company share plans (after tax) until this holding has been met recognising that differing international tax regimes affect the pace at which an Executive Director may fulfil the shareholding holding requirement. When calculating whether or not this requirement has been met, we will include Ordinary Shares or ADSs held by the individual and by their immediate family and the intrinsic value of any vested but unexercised options.

We also require our Non-Executive Directors to hold a personal stake in the Company equivalent to their basic annual fee.

The table on page 86 shows the shares/ADRs held by the Directors.

Dilution headroom

The Committee ensures at all times that the number of new shares which may be issued under any share-based plans, including all employee plans, does not exceed 10% of the Company’s issued share capital over any rolling ten-year period (of which up to 5% may be issued to satisfy awards under the Company’s discretionary share plans. The Committee monitors headroom closely when granting awards over shares, taking into account the number of options or shares that might be expected to lapse or be forfeited before vesting or exercise. In the event that insufficient new shares are available, there are processes in place to purchase shares in the market to satisfy vesting awards and to net-settle option exercises.

Over the previous ten years (2003 to 2012), the number of new shares issued under out share plans has been as follows:

All-employee share plans	8,349,735 (0.92% of issued share capital as at 19 February 2013)

Discretionary share plans	34,234,721 (3.78% of issued share capital as at 19 February 2013)

Non-Executive Director fees

Non-Executive Director and Chairman fees in 2012 were as follows:

	Fee in UK Sterling	Fee in US Dollars	Fee in Euros
Basic annual fee	£63,000	$120,000	€84,250
Committee Chairman and Senior Independent Director fee	£15,000	$27,000	€20,000
Intercontinental travel fee (per meeting)	£3,500	$7,000	€5,000
Chairman’s fee	£400,000	–	–

Distribution statement
	For the year to 31 December 2012	For the year to 31 December 2011	% change
Attributable profit for the year	$729m	$582m	+25%
Dividends declared and paid during the year	$186m	$146m	+27%
Total Group spend on remuneration	$ 886m	$930m	–5%

84 Smith & Nephew Annual Report 2012

Directors’ remuneration report continued

Directors’ emoluments and pensions

The following sections of the Report up to ‘Total Shareholder Return’ have been audited by Ernst & Young LLP in accordance with the Regulations.

a) Salaries and Fees

	Salaries and fees	Benefits (i)	Annual Incentive	Salary Supplement in lieu of pensions	Total 2012 (viii)	Total 2011 (viii)
						Thousands
Chairman (Non-Executive)
Sir John Buchanan	£407	–	–	–	£407	£420
Executive Directors
Olivier Bohuon	€1,050	€93	€1,322	€315	€2,780	€3,507
Adrian Hennah (ii)	£584	£23	£585	£175	£1,367	£1,308
Non-Executive Directors
Ian Barlow	£85	–	–	–	£85	£80
Baroness Bottomley (iii)	£52	–	–	–	£52	–
Geneviève Berger (iv)	€75	–	–	–	€75	€87
Pamela Kirby	£85	–	–	–	£85	£75
Brian Larcombe	£70	–	–	–	£70	£65
Joseph Papa	$189	–	–	–	$189	$173
Ajay Piramal (v)	£74	–	–	–	£74	–
Richard De Schutter	$189	–	–	–	$189	$181
Rolf Stomberg (vi)	€24	–	–	–	€24	€98

(i)	Benefits shown in the table above include cash allowances and benefits in kind.
(ii)	Retired on 31 December 2012.
(iii)	Appointed on 12 April 2012.
(iv)	Retired on 1 November 2012.
(v)	Appointed on 1 January 2012.
(vi)	Retired on 12 April 2012.
(vii)	David Illingworth, who retired in August 2011, received a consultancy fee of $40,109 and benefits of £13,880 during the year to 31 December 2012 in accordance with his retirement arrangements.
(viii)	Total Executive and Non-Executive Directors’ emoluments for 2012 amounted to $7,468,000 (2011 – $10,423,000).

Section 6 Corporate Governance	85

b) Directors’ Share Options

	Options as at 1 January 2012 (number)	Granted during 2012 (number)	Exercise price of options granted	Exercised during 2012 (number)	Lapsed during 2012 (number)	Options as at 31 December 2012 (number)	Average exercise price	Range of exercisable dates of options held at 31 December 2012 (v) (date)
Olivier Bohuon (i)	151,698	–	–	–	–	151,698	607p	09/2014- 09/2021
Adrian Hennah (i)	430,713	–	–	229,905	200,808	–	537.58p
David Illingworth (i)	294,612	–	–	294,612	–	–	592.43p
(ii) (v)	173,935	–	–	113,825	4,745	55,365	$39.55 (iv)	08/2013- 03/2014
Total	468,547	–		408,437	4,745	55,365

(i)	Options over Ordinary Shares granted under Executive Share Option Plans at prices below the market price at 31 December 2012 of 679.50p.
(ii)	Options over ADSs granted under 2004 Executive Share Option Plans. Figures in the above table show the equivalent number of Ordinary Shares.
(iii)	Options granted under the UK ShareSave Scheme.
(iv)	Per ADS.
(v)	The number of shares under option at 1 January 2012 has been reduced to reflect options over 170,055 shares which lapsed during 2011.

The range in the market price of the Company’s Ordinary Shares during the year was 580.00p to 693.00p and the market price at 31 December 2012 was 679.50p. The gain made by Adrian Hennah on his exercise of options during the year was £357,789.13 (2011 – £nil, 2010 – £2,781). In 2012 the gain made by David Illingworth on exercising share options was $329,564 plus £38,310 (2011 – $nil). On 7 February 2013, 67% of the options granted to David Illingworth under the 2004 Executive Share Option plan lapsed following completion of the performance period. The remainder of options will vest and become capable of being exercised on the third anniversary of the grant in August 2013.

c) Long-Term Incentive Plan Awards

	Award type	Number of shares awarded at 1 January 2012 (number)	Awards during the year (number)	Market price on award	Vested award (number)	Market price on vesting	Lapsed award (number)	Number of shares awarded at 31 December 2012 (number)	Latest performance period (date)
Olivier Bohuon
(i)	RSA	200,000	–	–	(66,667)	633.5p	–	133,333	03/2014
(ii)	PSP	227,547	267,304	622p	–	–	–	494,851	12/2013
(iii)	EIA	–	91,446	622p	–	–	–	91,446	12/2014
Total		427,547	358,750		(66,667)	–	–	719,630
Adrian Hennah
(ii)	PSP	451,008	177,170	622p	(141,920)	665p	(486,258)	–	–
(iii)	EIA	–	46,623	622p	–		(46,623)	–
Total		451,008	223,793		(141,920)		(532,881)	–
David Illingworth
(iii) (iv)	PSP	261,455	–	–	(156,510)	$50.18 (v)	(21,345)	83,600	12/2012

(i)	Award made over Ordinary Shares under Listing Rule 9.
(ii)	Awards made over ADSs under the 2004 Performance Share Plan. Figures in the above table show the equivalent number of Ordinary Shares.
(iii)	Or date of retirement if earlier.
(iv)	The number of shares awarded at 1 January 2012 has been reduced to reflect awards over 256,185 shares which lapsed and 45,578 shares which vested during 2011.
(v)	Per ADS.

86 Smith & Nephew Annual Report 2012

Directors’ remuneration report continued

On 7 February 2013, 74% of the awards granted to David Illingworth in 2010 under the 2004 Performance Share Plan lapsed following completion of the performance period. In accordance with S409A of the US Internal Revenue Code the remainder of David Illingworth’s award will be paid out prior to 15 March 2013.

d) Deferred Bonus Plan

The vesting of awards under the Deferred Bonus Plan is dependent upon continued employment within the Group throughout the three-year vesting period. Provided the condition of continued employment is met, one third of the total award will vest in each of the three years, on the award’s anniversary.

	Total as at 1 January 2012	Awarded during 2012	Vested during 2012	Lapsed during 2012	Total as at 31 December 2012 (i)
Adrian Hennah	67,407	–	34,398	33,009	–
(i)	Lapsed 31 December 2012.

Senior Management Remuneration

The Group’s administrative, supervisory and management body (‘the senior management’) is comprised, for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 58 to 61.

In respect of the financial year 2011, the total compensation (excluding pension emoluments but including cash payments under the performance related incentive plans) paid to the senior management for the year was $14,941,000 (2011 – $17,403,000, 2010 – $11,689,000), the total compensation for loss of office was $nil (2011 – $1,161,000, 2010 – $nil), the aggregate increase in accrued pension benefits was $229,000 (2011 – increase of $387,000, 2010 – increase of $16,000) and the aggregate amounts provided for under the supplementary schemes was $537,000 (2011 – $711,000, 2010 – $1,141,000).

During 2012, senior management were granted Equity Incentive Awards over 365,276 shares, performance share awards over 857,210 shares and conditional share awards over a total of 29,700 shares under the Global Share Plan 2010, and options over 3,027 shares under the employee ShareSave plans. As of 19 February 2013, the Senior Management (11 persons) owned 156,491 shares and 44,423 ADSs, constituting less than 0.1% of the issued share capital of the Company. Senior Management also held as of this date, options to purchase 832,759 shares, conditional share awards over 282,512 shares and 20,346 ADSs, Equity Incentive Awards over 318,653 shares, performance share awards over 1,032,415 shares and 38,134 ADSs awarded under the 2004 Performance Share Plan and the Global Share Plan 2010; and awards over 19,119 shares and 6,319 ADSs under the Deferred Bonus Plan.

Directors’ interests

Beneficial interests of the Directors in the Ordinary Shares of the Company are as follows:

							shareholding as
							% of base salary
	1 January 2012		31 December 2012				(annual fee for
	(Or at date of appointment)		(Or at date of retirement)		19 February 2013 (i)		NEDs) (ii)
Numbers	Shares	Options	Shares	Options	Shares	Options	%
Sir John Buchanan	159,483	–	162,695	–	162,695	–	286
Julie Brown	–	–	–	–	–	–	–
Olivier Bohuon (ii)	–	151,698	37,015	151,698	37,015	151,698	29
Adrian Hennah	167,968	430,713	279,511	–	–	–	–
Ian Barlow	18,000	–	18,000	–	18,000	–	201
Geneviève Berger	1,750	–	1,750	–	–	–	–
Baroness Bottomley	–	–	17,500	–	17,500	–	195
Pamela Kirby	15,000	–	15,000	–	15,000	–	167
Brian Larcombe	40,000	–	40,000	–	40,000	–	446
Joseph Papa	5,000	–	12,500	–	12,500	–	113
Ajay Piramal	–	–	–	–	–	–	–
Richard De Schutter	250,000	–	220,000	–	220,000	–	1,990
Rolf Stomberg	13,100	–	13,100	–		–	–

Total	670,301	582,411	817,071	151,678	522,710	151,698

(i)	The latest practicable date for this Annual Report.
(ii)	Calculated using closing share price of 702p per ordinary share and $54.28 per ADS on 19 February 2013, and an exchange rate of £1/€1.1562.
(iii)	In addition, Olivier Bohuon holds 50,000 Deferred Shares. Following the redenomination of Ordinary Shares into US dollars on 23 January 2006, the Company issued 50,000 Deferred Shares, calculated using the latest practicable date share price. These shares are normally held by the Chief Executive Officer and are not listed on any Stock Exchange and have extremely limited rights attached to them.

The total holdings of the Directors represent less than 1% of the Ordinary share capital of the Company.

The register of Directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings and share options.

Section 6 Corporate Governance	87

Total shareholder return

A graph of the Company’s TSR performance compared to that of the TSR of the FTSE100 index is shown below in accordance with Schedule 8 to the Regulations.

Smith & Nephew – Five year Total Shareholder Return (measured in UK sterling, based on monthly spot values)

However, as we compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 70), when considering TSR performance in the context of the 2004 Performance Share Plan and Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Smith & Nephew - Five year Total Shareholder Return (measured in US dollars, based on monthly spot values)

88 Smith & Nephew Annual Report 2012

7	Accounts and other information

Our business model and strategy will drive long-term financial performance.

Section 7 Accounts and other information	89

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

The Directors are required to prepare Group accounts for each financial year, in accordance with the International Financial Reporting Standards (‘IFRS’) as adopted by the European Union which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group accounts, the Directors are required to:

–	Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;

–	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

–	Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s financial position and financial performance; and

–	State that the Group has complied with IFRS, subject to any material departures disclosed and explained in the accounts.

Under United Kingdom law the Directors have elected to prepare the Company accounts in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), which are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing the Company accounts, the Directors are required to:

–	Select suitable accounting policies and then apply them consistently;

–	Make judgments and estimates that are reasonable and prudent;

–	State whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the accounts; and

–	Prepare the accounts on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

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

Directors’ responsibility statement pursuant to disclosure and transparency Rule 4

The Directors confirm that, to the best of each person’s knowledge:

–	The Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

–	The Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

–	The ‘Financial review and principal risks’ section contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board, 20 February 2013

Susan Swabey

Company Secretary

90 Smith & Nephew Annual Report 2012

Independent auditor’s UK Report

Independent Auditor’s Report to the Members of Smith & Nephew plc

We have audited the Group accounts of Smith & Nephew plc for the year ended 31 December 2012 which comprise the Group Income Statement, the Group Statement of Comprehensive Income, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Changes in Equity and the related notes 1 to 24. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

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

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibility Statement set out on page 89 the Directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

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

Opinion on financial statements

In our opinion the Group financial statements:

–	give a true and fair view of the state of the Group’s affairs as at 31 December 2012 and of its profit for the year then ended;

–	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

–	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	certain disclosures of directors’ remuneration specified by law are not made; or

–	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

–	the Directors’ statement, set out on page 51, in relation to going concern; and

–	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code; and

–	certain elements of the report to shareholders by the Board on directors’ remuneration.

Other matter

We have reported separately on the Company financial statements of Smith & Nephew plc for the year ended 31 December 2012 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also compiled with IFRS as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2012 and of its profit for the year then ended.

Les Clifford (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

20 February 2013

Section 7 Accounts and other information	91

Independent auditor’s US Report

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2012 and 2011, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2012 and 2011, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and our report dated 20 February 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

20 February 2013

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria).

Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying ‘Management’s Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2012 and 2011, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2012 and our report dated 20 February 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

20 February 2013

92 Smith & Nephew Annual Report 2012

Group income statement

	Notes	Year ended 31 December 2012 $ million	Year ended 31 December 2011 $ million	Year ended 31 December 2010 $ million
Revenue	2	4,137	4,270	3,962

Cost of goods sold		(1,070)	(1,140)	(1,031)

Gross profit		3,067	3,130	2,931

Selling, general and administrative expenses	3	(2,050)	(2,101)	(1,860)

Research and development expenses		(171)	(167)	(151)

Operating profit	2 & 3	846	862	920

Interest receivable	4	11	4	3

Interest payable	4	(9)	(12)	(18)

Other finance costs	4	(3)	(6)	(10)

Share of results of associates	11	4	–	–

Profit on disposal of net assets held for sale	22	251	–	–

Profit before taxation		1,100	848	895

Taxation	5	(371)	(266)	(280)

Attributable profit for the year (i)		729	582	615

Earnings per Ordinary Share (i)	6

Basic		81.3¢	65.3¢	69.3¢

Diluted		80.9¢	65.0¢	69.2¢
Group statement of comprehensive income
	Notes	Year ended 31 December 2012 $ million	Year ended 31 December 2011 $ million	Year ended 31 December 2010 $ million
Attributable profit for the year (i)		729	582	615

Other comprehensive income:

Cash flow hedges – interest rate swaps

– losses arising in the year		–	(1)	(1)

– losses transferred to income statement for the year		–	1	4

Cash flow hedges – forward foreign exchange contracts

–(losses)/gains arising in the year		(1)	1	(3)

–(gains)/losses transferred to inventories for the year		(6)	13	1

Exchange differences on translation of foreign operations		36	(32)	66

Exchange on borrowings classified as net investment hedges		1	(4)	(14)

Actuarial (losses)/gains on retirement benefit obligations	19	(13)	(70)	26

Taxation on other comprehensive income (ii)	5	20	24	(7)

Other comprehensive income/(expense) for the year, net of taxation		37	(68)	72

Total comprehensive income for the year (i)		766	514	687

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

(ii)	Taxation on items relating to components of other comprehensive income comprises a credit of $18m related to retirement benefit obligations
(2011 – credit of $27m, 2010 – charge of $7m) and a credit of $2m related to cash flow hedges (2011 – charge of $3m, 2010 – $nil).

The Notes on pages 96 to 138 are an integral part of these accounts.

Section 7 Accounts and other information	93

Group balance sheet

	Notes	At 31 December 2012 $ million	At 31 December 2011 $ million
Assets
Non-current assets:

Property, plant and equipment	7	793	783

Goodwill	8	1,186	1,096

Intangible assets	9	1,064	423

Investments	10	2	4

Investments in associates	11	116	13

Loans to associates	11	167	–

Retirement benefit asset	19	6	–

Deferred tax assets	17	164	223
		3,498	2,542

Current assets:

Inventories	12	901	859

Trade and other receivables	13	1,065	1,037

Cash and bank	15	178	184

		2,144	2,080
Assets held for sale	22	–	125
Total assets		5,642	4,747

Equity and liabilities

Equity attributable to owners of the Company:

Share capital	20	193	191

Share premium		488	413

Treasury shares	20	(735)	(766)

Other reserves		121	91

Retained earnings		3,817	3,258
Total equity		3,884	3,187

Non-current liabilities:

Long-term borrowings	15	430	16

Retirement benefit obligations	19	266	287

Other payables	14	8	8

Provisions	18	63	45

Deferred tax liabilities	17	61	66
		828	422

Current liabilities:

Bank overdrafts and loans	15	38	306

Trade and other payables	14	656	564

Provisions	18	59	78

Current tax payable		177	171

		930	1,119
Liabilities directly associated with assets held for sale	22	–	19
Total liabilities		1,758	1,560
Total equity and liabilities		5,642	4,747

The accounts were approved by the Board and authorised for issue on 20 February 2013 and are signed on its behalf by:

Sir John Buchanan	Olivier Bohuon
Chairman	Chief Executive Officer

The Notes on pages 96 to 138 are an integral part of these accounts.

94 Smith & Nephew Annual Report 2012

Group cash flow statement

	Notes	Year ended 31 December 2012 $ million	Year ended 31 December 2011 $ million	Year ended 31 December 2010 $ million

Cash flows from operating activities

Profit before taxation		1,100	848	895

Net interest (receivable)/payable	4	(2)	8	15

Depreciation, amortisation and impairment		312	297	273

Loss on disposal of property, plant and equipment and software		12	9	15

Share-based payments expense	24	34	30	21

Share of results of associates	11	(4)	–	–

Dividends received from associates	11	7	–	–

Profit on disposal of net assets held for sale	22	(251)	–	–

Increase in retirement benefit obligations		(36)	(44)	(31)

Decrease in inventories		12	40	21

Increase in trade and other receivables		(5)	(47)	(100)

Increase/(Decrease) in trade and other payables and provisions		5	(6)	2

Cash generated from operations (i) (ii)		1,184	1,135	1,111

Interest received		4	4	3

Interest paid		(8)	(12)	(20)

Income taxes paid		(278)	(285)	(235)

Net cash inflow from operating activities		902	842	859

Cash flows from investing activities

Acquisitions (net of $2m of cash received in 2011)	22	(782)	(33)	–

Proceeds on disposal of net assets held for sale	22	103	–	–

Capital expenditure	2	(265)	(321)	(315)

Investment in associate	11	(10)	–	–

Proceeds on disposal of property, plant and equipment and software		–	–	8

Net cash used in investing activities		(954)	(354)	(307)

Cash flows from financing activities

Proceeds from issue of ordinary share capital		77	17	15

Treasury shares purchased		–	(6)	(5)

Proceeds of borrowings due within one year	21	40	78	17

Settlement of borrowings due within one year	21	(296)	(330)	–

Proceeds on borrowings due after one year	21	415	92	277

Settlement of borrowings due after one year	21	(1)	(232)	(714)

Proceeds from own shares		6	7	8

Settlement of currency swaps	21	(1)	(1)	(3)

Equity dividends paid	20	(186)	(146)	(132)

Net cash from/(used in) financing activities		54	(521)	(537)

Net increase/(decrease) in cash and cash equivalents		2	(33)	15

Cash and cash equivalents at beginning of year	21	161	195	174

Exchange adjustments	21	4	(1)	6

Cash and cash equivalents at end of year	21	167	161	195

(i)	Includes $55m (2011 – $20m, 2010 – $16m) of outgoings on restructuring and rationalisation expenses.

(ii)	Includes $3m (2011 – $1m, 2010 – $nil) of acquisition related costs and $nil (2011 – $3m, 2010 – $5m) of costs unreimbursed by insurers relating to macrotextured knee revisions.

The Notes on pages 96 to 138 are an integral part of these accounts.

Section 7 Accounts and other information	95

Group statement of changes in equity

	Share capital $ million	Share premium $ million	Treasury Shares (ii) $ million	Other Reserves (iii) $ million	Retained earnings $ million	Total equity $ million
At 1 January 2010	190	382	(794)	63	2,338	2,179

Total comprehensive income (i)	–	–	–	53	634	687

Equity dividends declared and paid	–	–	–	–	(132)	(132)

Purchase of own shares	–	–	(5)	–	–	(5)

Share-based payments recognised	–	–	–	–	21	21

Cost of shares transferred to beneficiaries	–	–	21	–	(13)	8

Issue of ordinary share capital (iv)	1	14	–	–	–	15
At 31 December 2010	191	396	(778)	116	2,848	2,773

Total comprehensive income (i)	–	–	–	(25)	539	514

Equity dividends declared and paid	–	–	–	–	(146)	(146)

Purchase of own shares	–	–	(6)	–	–	(6)

Share-based payments recognised	–	–	–	–	30	30

Deferred taxation on share based payments	–	–	–	–	(2)	(2)

Cost of shares transferred to beneficiaries	–	–	18	–	(11)	7

Issue of ordinary share capital (iv)	–	17	–	–	–	17
At 31 December 2011	191	413	(766)	91	3,258	3,187

Total comprehensive income (i)	–	–	–	30	736	766

Equity dividends declared and paid	–	–	–	–	(186)	(186)

Share-based payments recognised	–	–	–	–	34	34

Cost of shares transferred to beneficiaries	–	–	31	–	(25)	6

Issue of ordinary share capital (iv)	2	75	–	–	–	77
At 31 December 2012	193	488	(735)	121	3,817	3,884

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

(ii)	Refer to Note 20.2 of the Group Financial Statements for further information.

(iii)	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate ruling on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation adjustments within Other Reserves at 31 December 2012 were $124m (2011 – $87m, 2010 – $123m).

(iv)	Issue of Ordinary Share Capital as a result of options being exercised.

The Notes on pages 96 to 138 are an integral part of these accounts.

96 Smith & Nephew Annual Report 2012

Notes to the Group accounts

1 Basis of preparation

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these accounts, ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices in the sectors of Advanced Surgical Devices and Advanced Wound Management.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) effective as at 31 December 2012. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) effective as at 31 December 2012. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions are; inventories, impairment, retirement benefits, contingencies and provisions and are discussed under Critical Accounting Policies within the ‘Financial review and principal risks’ section on page 51. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

Consolidation

The Group accounts include the accounts of Smith & Nephew plc (the ‘Company’) and its subsidiaries for the periods during which they were members of the Group.

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

Foreign currencies

Functional and presentation currency

The Group accounts are presented in US Dollars, which is the Company’s functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Foreign operations

Balance sheet items of foreign operations are translated into US Dollars on consolidation at year-end rates of exchange. Income statement items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at average rates as an approximation to actual transaction rates, with actual transaction rates used for large one off transactions.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the year-end rates of exchange.

The following are recognised in Other comprehensive income and are presented in ‘Other reserves’ within equity: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at actual (or average, as an approximation) and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows. All other exchange differences are taken to the income statement.

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2012	2011	2010
Average rates

Sterling	1.58	1.60	1.54

Euro	1.28	1.39	1.32

Swiss Franc	1.07	1.13	0.96
Year-end rates

Sterling	1.63	1.55	1.57

Euro	1.32	1.29	1.34

Swiss Franc	1.09	1.06	1.07

New IFRS accounting standards

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2012 and have not been applied in preparing the Group accounts. None of these are expected to have a significant effect on the financial statements of the group, except for IFRS 9 Financial Instruments. The Group does not plan to adopt this standard early and the extent of the impact has not been determined.

Section 7 Accounts and other information	97

2 Business segment information

The Orthopaedics and Endoscopy business units, reported separately in the Group accounts for the year ended 31 December 2011, have been combined into a single operating division named Advanced Surgical Devices. This segmentation reflects the revised Group structure announced in August 2011. Revenue, trading profit, operating profit, total assets, total liabilities, capital expenditure, depreciation, amortisation, impairment, other significant information and average employees by business segment comparative figures have been restated to reflect this revised segmentation.

For management purposes, the Group is organised into business segments according to the nature of its products and has two business segments – Advanced Surgical Devices and Advanced Wound Management. The types of products and services offered by each business segment are:

–	Smith & Nephew’s Advanced Surgical Devices business offers the following products and technologies:

o	Orthopaedic reconstruction implants which include hip, knee and shoulder joints as well as ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery.

o	Orthopaedic trauma fixation products consisting of internal and external devices and other products, including shoulder fixation and orthobiological materials used in the stabilisation of severe fractures and deformity correction procedures.

o	Sports medicine products, which offer surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints, including knee, hip and shoulder repair.

o	Arthroscopy Enabling Technologies which offer healthcare providers a variety of technologies such as fluid management equipment for surgical access such as high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints; radio frequency wands, electromechanical and mechanical blades, and hand instruments for removing damaged tissue.

–	Smith & Nephew’s Advanced Wound Management business offers a range of products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of wounds such as burns and invasive surgery that impact the wider population.

Management monitors the operating results of its business segments separately for the purposes of making decisions about resource allocation and performance assessment. Group financing (including interest receivable and payable) and income taxes are managed on a group basis and are not allocated to business segments.

The following tables present revenue, profit, asset and liability information regarding the Group’s operating segments. Investments in associates and loans to associates is segmentally allocated to Advanced Surgical Devices.

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

	2012 $ million	2011 $ million	2010 $ million
Revenue by business segment
Advanced Surgical Devices	3,108	3,251	3,050

Advanced Wound Management	1,029	1,019	912
	4,137	4,270	3,962

There are no material sales between business segments.

	2012 $ million	2011 $ million	2010 $ million
Revenue by geographic market
United Kingdom	297	291	283

Other Established Markets	1,706	1,769	1,606

United States	1,651	1,756	1,707

Emerging and International Markets	483	454	366
	4,137	4,270	3,962

Revenue has been allocated by basis of origin. No revenue from a single customer is in excess of 10% of the Group’s revenue.

98 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

2 Business segment information continued

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

	Notes	2012 $ million	2011 $ million	2010 $ million

Operating profit		846	862	920

Acquisition related costs	3	11	–	–

Restructuring and rationalisation expenses	3	65	40	15

Amortisation of acquisition intangibles and impairments	8 & 9	43	36	34

Legal provision	3	–	23	–

Trading profit		965	961	969

Trading profit by business segment

Advanced Surgical Devices		728	714	736

Advanced Wound Management		237	247	233

		965	961	969

Operating profit by business segment reconciled to attributable profit for the year

Advanced Surgical Devices		632	630	700

Advanced Wound Management		214	232	220

Operating profit		846	862	920

Net interest receivable/(payable)		2	(8)	(15)

Other finance costs		(3)	(6)	(10)

Share of results of associates		4	–	–

Profit on disposal on net assets held for sale		251	–	–

Taxation		(371)	(266)	(280)

Attributable profit for the year		729	582	615

Section 7 Accounts and other information	99

2.3 Assets and liabilities by business segment and geography

Business Segment

	2012 $ million	2011 $ million	2010 $ million
Balance sheet

Assets:

Advanced Surgical Devices	3,518	3,396	3,547

Advanced Wound Management	1,776	819	755

Operating assets by business segment	5,294	4,215	4,302

Assets held for sale (relating to Advanced Surgical Devices business segment)	–	125	–

Unallocated corporate assets	348	407	431
Total assets	5,642	4,747	4,733
Liabilities:

Advanced Surgical Devices	530	526	581

Advanced Wound Management	256	169	146
Operating liabilities by business segment	786	695	727

Liabilities directly associated with assets held for sale (relating to Advanced Surgical Devices business segment)	–	19	–

Unallocated corporate liabilities	972	846	1,233
Total liabilities	1,758	1,560	1,960

Unallocated corporate assets and liabilities comprise the following:
	2012 $ million	2011 $ million	2010 $ million
Deferred tax assets	164	223	224

Retirement benefit asset	6	–	–

Cash and bank	178	184	207
Unallocated corporate assets	348	407	431
Long-term borrowings	430	16	642

Retirement benefit obligations	266	287	262

Deferred tax liabilities	61	66	69

Bank overdrafts and loans due within one year	38	306	57

Current tax payable	177	171	203
Unallocated corporate liabilities	972	846	1,233

	2012 $ million	2011 $ million	2010 $ million
Capital expenditure
Advanced Surgical Devices	188	334	285

Advanced Wound Management	839	31	30
	1,027	365	315

100 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

2 Business segment information continued

2.3 Assets and liabilities by business segment and geography continued

Capital expenditure segmentally allocated above comprises:

	2012 $ million	2011 $ million	2010 $ million
Additions to property, plant and equipment	197	229	250

Additions to intangible assets	68	92	65
Capital expenditure (excluding business combinations)	265	321	315

Acquisitions – Goodwill	73	44	–

Acquisitions – Intangible assets	662	–	–

Acquisitions – Property, plant and equipment	27	–	–
Capital expenditure	1,027	365	315

	2012 $ million	2011 $ million	2010 $ million

Depreciation, amortisation and impairment
Advanced Surgical Devices	274	259	236

Advanced Wound Management	38	38	37
	312	297	273

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation of acquisition intangibles and impairments as follows:

	2012 $ million	2011 $ million	2010 $ million
Amortisation of acquisition intangibles	43	36	34

Depreciation of property, plant and equipment	212	217	203

Impairment of goodwill in Austrian associate	4	–	–

Amortisation of other intangible assets	51	42	34

Impairment of investments	2	2	2
	312	297	273

Impairments of $6m were recognised within operating profit in 2012 and included within the administrative expenses line (2011 – $2m, 2010 – $2m). This is segmentally allocated to Advanced Surgical Devices (2011 – Advanced Surgical Devices, 2010 – Advanced Surgical Devices).

Geographic
		2012 $ million	2011 $ million
Assets by geographic location
United Kingdom		257	283

Other Established Markets		895	1,068

United States		2,122	920

Emerging and International Markets		54	48
Non-current operating assets by geographic location		3,328	2,319
United Kingdom		279	190

Other Established Markets		528	806

United States		999	762

Emerging and International Markets		160	138
Current operating assets by geographic location		1,966	1,896
Assets held for sale		–	125

Unallocated corporate assets (see page 99)		348	407
Total assets		5,642	4,747

Section 7 Accounts and other information	101

2.4 Other business segment information

	2012 $ million	2011 $ million	2010 $ million
Other significant expenses recognised within operating profit

Advanced Surgical Devices	57	32	10

Advanced Wound Management	19	8	5
	76	40	15

The $76m incurred in 2012 relates to $65m restructuring and rationalisation expenses and $11m acquisition related costs (2011 – $40m relates to restructuring and rationalisation expenses, 2010 – $15m relates to restructuring and rationalisation expenses).

	2012 numbers	2011 numbers	2010 numbers
Average number of employees
Advanced Surgical Devices	7,194	7,611	7,179

Advanced Wound Management	3,283	3,132	2,993
	10,477	10,743	10,172

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

Advertising costs

Expenditure on advertising costs is expensed as incurred.

	2012 $ million	2011 $ million	2010 $ million
Revenue	4,137	4,270	3,962

Cost of goods sold (i)	(1,070)	(1,140)	(1,031)

Gross profit	3,067	3,130	2,931

Research and development expenses	(171)	(167)	(151)

Selling, general and administrative expenses:

Marketing, selling and distribution expenses (ii)	(1,440)	(1,526)	(1,414)

Administrative expenses (iii) (iv) (v) (vi)	(610)	(575)	(446)
	(2,050)	(2,101)	(1,860)
Operating profit	846	862	920

(i)	2012 includes $3m of restructuring and rationalisation expenses (2011 – $7m , 2010 – $nil).

(ii)	2012 includes $nil of restructuring and rationalisation expenses (2011 – $nil, 2010 – $3m).

(iii)	2012 includes $51m of amortisation of other intangible assets (2011 – $42m, 2010 – $34m).

(iv)	2012 includes $62m of restructuring and rationalisation expenses and $43m of amortisation of acquisition intangibles (2011 – $33m of restructuring and rationalisation expenses and $36m of amortisation of acquisition intangibles, 2010 – $12m of restructuring and rationalisation expenses and $34m of amortisation of acquisition intangibles).

(v)	2012 includes $nil relating to legal provision (2011 – $23m, 2010 – $nil).

(vi)	2012 includes $11m of acquisition related costs (2011 – $nil, 2010 – $nil).

Note that items detailed in (i), (ii), (iv), (v) and (vi) are excluded from the calculation of trading profit.

102 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

3 Operating profit continued

Operating profit is stated after charging the following items:

		2012 $ million	2011 $ million	2010 $ million
Amortisation of acquisition intangibles		43	36	34

Amortisation of other intangible assets		51	42	34

Impairment of goodwill in Austrian associate		4	–	–

Depreciation of property, plant and equipment		212	217	203

Loss on disposal of property, plant and equipment and software		12	9	15

Impairment of investments		2	2	2

Minimum operating lease payments for land and buildings		29	33	31

Minimum operating lease payments for other assets		21	32	28

Advertising costs		74	90	83
3.1 Staff costs Staff costs during the year amounted to:
	Notes	2012 $ million	2011 $ million	2010 $ million

Wages and salaries		886	930	817

Social security costs		97	99	91

Pension costs (including retirement healthcare)	19	64	64	60

Share-based payments	24	34	30	21
		1,081	1,123	989
3.2 Audit Fees – information about the nature and cost of services provided by auditors
		2012 $ million	2011 $ million	2010 $ million
Audit services: Group accounts		1	1	1

Other services:

Local statutory audit pursuant to legislation		2	2	2

Taxation services:

Compliance services		1	1	1

Advisory services		1	1	1
Total auditors’ remuneration		5	5	5

Arising:

In the UK		2	2	2

Outside the UK		3	3	3
		5	5	5

Section 7 Accounts and other information	103

3.3 Acquisition related costs

Acquisition related costs of $11m (2011 – $nil, 2010 – $nil) were incurred in the twelve month period to 31 December 2012. These costs relate to professional and advisor fees in connection with the acquisition of Healthpoint Biotherapeutics which was completed on 21 December 2012.

3.4 Restructuring and rationalisation expenses

Restructuring and rationalisation costs of $65m (2011 – $40m, 2010 – $15m) were incurred in the twelve month period to 31 December 2012. Charges of $65m (2011 – $26m, 2010 - $nil) were incurred, relating mainly to people costs and contract termination costs associated with the structural and process changes announced in August 2011. During 2012, no charges (2011 – $14m, 2010 – $15m) were incurred in relation to the earnings improvement programme which was completed in 2011.

3.5 Legal provision

In 2011, the Group established a provision of $23m in connection with the previously disclosed investigation by the US Securities and Exchange Commission (‘SEC’) and Department of Justice (‘DOJ’) into potential violations of the U.S. Foreign Corrupt Practices Act in the medical devices industry.

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter and committed to pay slightly less than $23m in fines and profit disgorgement which have all been paid. Smith & Nephew also agreed to maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme.

4 Interest and other finance costs

4.1 Interest receivable/(payable)

		2012 $ million	2011 $ million	2010 $ million
Interest receivable		11	4	3

Interest payable:

Bank borrowings		(7)	(6)	(7)

Other		(2)	(6)	(11)
		(9)	(12)	(18)
Net interest receivable/(payable)		2	(8)	(15)

Interest receivable includes net interest receivable of $2m (2011 – $1m, 2010 – $nil) on interest rate and currency swaps and interest payable includes $1m (2011 – $nil, 2010 – $5m) of net interest payable on currency and interest rate swaps. The gross interest receivable on these swaps was $2m (2011 – $4m, 2010 – $4m) and the gross interest payable was $1m (2011 – $3m, 2010 – $9m).

4.2 Other finance costs

	Notes	2012 $ million	2011 $ million	2010 $ million
Retirement benefits: Interest cost	19	(63)	(66)	(64)

Retirement benefits: Expected return on plan assets	19	60	59	55

Other		–	1	(1)
Other finance costs		(3)	(6)	(10)

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $5m loss in 2012 (2011 – net $3m gain, 2010 – net $8m gain). These amounts were fully matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

104 Smith & Nephew Annual Report 2012
Notes to the Group accounts continued

5 Taxation

Accounting policy

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date. The accounting policy for deferred taxation is set out in Note 17.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is considered probable that a tax charge will arise and the amount can be reliably estimated. Although Group policy is to submit its tax returns to the relevant tax authorities as promptly as possible, at any time the Group has unagreed years outstanding and is involved in disputes and tax audits. Significant issues may take many years to resolve. In estimating the probability and amount of any tax charge management takes into account the views of internal and external advisers and updates the amount of the provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

Taxation charge attributable to the Group

	2012 $ million	2011 $ million	2010 $ million
Current taxation:

UK corporation tax at 24.5% (2011 – 26.5%, 2010 – 28%)	53	56	52

Overseas tax	248	214	238
Current income tax charge	301	270	290

Adjustments in respect of prior periods	(17)	(16)	(18)
Total current taxation	284	254	272
Deferred taxation:

Origination and reversal of temporary differences	88	18	4

Changes in tax rates	(3)	(3)	(2)

Adjustments to estimated amounts arising in prior periods	2	(3)	6
Total deferred taxation	87	12	8
Total taxation as per the income statement	371	266	280

Deferred taxation in other comprehensive income	(20)	(24)	7

Deferred taxation in equity	–	2	–
Taxation attributable to the Group	351	244	287

The tax charge was increased by $82m in 2012 as a consequence of the profit on disposal of net assets held for sale after adjusting for acquisition related costs, restructuring and rationalisation expenses and amortisation of acquisition intangibles. In 2011 and 2010 (2011 – $17m and 2010 – $10m) the tax charge was reduced as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and legal provision.

The applicable tax for the year is based on the United Kingdom standard rate of corporation tax of 24.5% (2011 – 26.5%, 2010 – 28%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The average effective tax rate differs from the applicable rate as follows:

	2012%	2011%	2010%
UK standard rate	24.5	26.5	28.0

Non-deductible/non-taxable items	0.4	(0.5)	0.2

Prior year items	(1.3)	(1.6)	(1.5)

Tax losses incurred not relieved/(utilised not previously recognised)	0.8	0.3	(0.2)

Overseas income taxed at other than UK standard rate	9.3	6.7	4.8
Total effective tax rate	33.7	31.4	31.3

The enacted UK tax rate applicable from 1 April 2013 was reduced to 23% and the UK Government announced policy to reduce the tax rate to 21%. It is expected that if the stated policy is enacted deferred tax credits will arise.

Section 7 Accounts and other information	105

6 Earnings per Ordinary Share

Accounting policies

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

The calculations of the basic, diluted and adjusted earnings per Ordinary Share are based on the following earnings and numbers of shares:

		2012 $ million	2011 $ million	2010 $ million

Earnings

Attributable profit for the year		729	582	615

Adjusted attributable profit (see below)		679	664	654

Adjusted attributable profit
Attributable profit is reconciled to adjusted attributable profit as follows:
	Notes	2012 $ million	2011 $ million	2010 $ million

Attributable profit for the year		729	582	615

Acquisition related costs	3	11	–	–

Restructuring and rationalisation expenses	3	65	40	15

Amortisation of acquisition intangibles and impairments	8 & 9	43	36	34

Profit on disposal of net assets held for sale	22	(251)	–	–

Legal provision	3	–	23	–

Taxation on excluded items	5	82	(17)	(10)
Adjusted attributable profit		679	664	654

The numerators used for basic and diluted earnings per Ordinary Share are the same. The denominators used for all categories of earnings for basic and diluted earnings per Ordinary Share are as follows:

		2012	2011	2010
Number of shares (millions)

Basic weighted average number of shares		897	891	888

Dilutive impact of share options outstanding		4	4	1

Diluted weighted average number of shares		901	895	889
Earnings per Ordinary Share

Basic		81.3¢	65.3¢	69.3¢

Diluted		80.9¢	65.0¢	69.2¢

Adjusted: Basic		75.7¢	74.5¢	73.6¢

Adjusted: Diluted		75.4¢	74.2¢	73.6¢

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 8.2m (2011 – 12.9m, 2010 – 2.5m).

106 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

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

	Land and buildings		Plant and equipment		Assets in course of
	Freehold $ million	Leasehold $ million	Instruments $ million	Other $ million	construction $ million	Total $ million
Cost
At 1 January 2011	131	53	964	786	67	2,001

Exchange adjustment	–	(1)	(13)	(7)	–	(21)

Additions	4	2	144	32	47	229

Disposals	(2)	(2)	(86)	–	–	(90)

Transfers	–	–	–	72	(72)	–

Transferred to assets held for sale	–	–	–	(5)	–	(5)
At 31 December 2011	133	52	1,009	878	42	2,114

Exchange adjustment	2	–	3	15	1	21

Acquisitions (see Note 22.1)	8	–	–	7	12	27

Additions	–	1	122	46	28	197

Disposals	–	(1)	(92)	(37)	–	(130)

Transfers	–	–	–	10	(10)	–
At 31 December 2012	143	52	1,042	919	73	2,229
Depreciation and impairment
At 1 January 2011	41	25	638	510	–	1,214

Exchange adjustment	–	–	(9)	(6)	–	(15)

Charge for the year	4	3	139	71	–	217

Disposals	(2)	(1)	(80)	–	–	(83)

Transferred to assets held for sale	–	–	–	(2)	–	(2)
At 31 December 2011	43	27	688	573	–	1,331

Exchange adjustment	1	–	2	11	–	14

Charge for the year	2	3	137	70	–	212

Disposals	–	(1)	(89)	(31)	–	(121)
At 31 December 2012	46	29	738	623	–	1,436
Net book amounts
At 31 December 2012	97	23	304	296	73	793
At 31 December 2011	90	25	321	305	42	783

Section 7 Accounts and other information	107

Land and buildings includes land with a cost of $15m (2011– $14m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $11m (2011 – $12m) are included within land and buildings and $nil (2011 – $8m) are included within plant and equipment.

Capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This varies between 7% and 8% (2011 – 8%) of annual revenue.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $4m (2011 – $9m).

8 Goodwill

Accounting policy

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (‘CGU’) that is expected to benefit from the acquisition. The recoverable amount of CGUs to which goodwill has been allocated is tested for impairment annually.

The Orthopaedics and Endoscopy business units, reported separately in the Group accounts for the year ended 31 December 2011, have been combined into a single operating division named Advanced Surgical Devices. This segmentation reflects the revised Group structure announced in August 2011. For purposes of impairment testing, goodwill is allocated to the related CGUs monitored by management, being the business segment level, Advanced Surgical Devices and Advanced Wound Management. The comparative goodwill figures previously allocated to the Orthopaedics and Endoscopy business segments have been restated and reported under the single business segment Advanced Surgical Devices.

The provisional goodwill of $73 million arising on the acquisition of Healthpoint, which was completed on 21 December 2012, has been provisionally allocated to the Advanced Wound Management business segment and CGU. The recent transaction price provides the best evidence of fair value and supports the provisional carrying amount of the goodwill. Therefore, the goodwill arising from the Healthpoint acquisition was excluded from the impairment review below and as a result the future expected cash flows relating to this acquisition were not included in calculating the value-in-use for the Advanced Wound Management CGU.

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

	Notes	2012 $ million	2011 $ million
Cost
At 1 January		1,096	1,108

Exchange adjustment		17	(12)

Acquisitions	22	73	44

Transferred to assets held for sale	22	–	(44)
At 31 December		1,186	1,096
Impairment
At 1 January		–	7

Transferred to assets held for sale	22	–	(7)
At 31 December		–	–
Net book amounts		1,186	1,096
Each of the Group’s business segments represent a CGU and include goodwill as follows:
		2012 $ million	2011 $ million
Advanced Surgical Devices		886	872

Advanced Wound Management		300	224
		1,186	1,096

In September 2012 and 2011 impairment reviews were performed by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These are updated during December, taking into account significant events that occurred between September and December.

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

108 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

8 Goodwill continued

The calculation of value-in-use for the identified CGUs is most sensitive to discount and growth rates as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Advanced Surgical Devices business is 10% and for the Advanced Wound Management business it is 9% (2011 – 9%).

In determining the growth rate used in the calculation of the value-in-use, the Group considered the annual sales growth and trading profit margins. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year. Growth rates for the five-year period for the Advanced Surgical Devices business vary up to 7% and for the Advanced Wound Management business up to 9% (2011 – 8%).

Specific considerations and strategies taken into account in determining the sales growth and trading profit margin for each CGU are:

–	Advanced Surgical Devices – In the Advanced Surgical Devices CGU management intends to deliver growth through continuing to focus on the customer, high quality customer service, innovative product development and through continuing to make efficiency improvements.

–	Advanced Wound Management – Management intends to develop this CGU by focusing on the higher added value sectors of exudate and infection management through improved wound bed preparation, moist and active healing and negative pressure wound therapy, and by continuing to improve efficiency.

A long-term growth rate of 4% (2011 – 4%) in pre-tax cash flows is assumed after five years in calculating a terminal value for the Group’s CGUs. Management considers this to be an appropriate estimate based on the growth rates of the markets in which the Group operates.

Management has considered the following sensitivities:

–	Growth of market and market share – Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values.

–	Discount rate – Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 31% for the Advanced Surgical Devices business and 49% (2011 – 51%) for the Advanced Wound Management business.

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

Section 7 Accounts and other information	109

	Acquisition intangibles $ million	Software $ million	Distribution Rights $ million	Patents & Intellectual Property $ million	Total $ million
Cost
At 1 January 2011	440	145	53	113	751

Exchange adjustment	(4)	1	–	–	(3)

Additions	–	32	7	53	92

Disposals	–	(5)	–	(1)	(6)

Transferred to assets held for sale	–	(3)	–	(22)	(25)
At 31 December 2011	436	170	60	143	809

Exchange adjustment	11	1	–	2	14

Acquisitions (see Note 22.1) (i)	662	–	–	–	662

Additions	–	37	–	31	68

Disposals	–	(3)	(17)	–	(20)
At 31 December 2012	1,109	205	43	176	1,533
Amortisation and impairment
At 1 January 2011	200	47	24	54	325

Exchange adjustment	(2)	–	–	–	(2)

Charge for the year	36	22	10	10	78

Disposals	–	(3)	–	(1)	(4)

Transferred to assets held for sale	–	(1)	–	(10)	(11)
At 31 December 2011	234	65	34	53	386

Exchange adjustment	6	–	–	–	6

Charge for the year	43	26	10	15	94

Disposals	–	–	(17)	–	(17)
At 31 December 2012	283	91	27	68	469
Net book amounts
At 31 December 2012	826	114	16	108	1,064
At 31 December 2011	202	105	26	90	423

(i)	The vast majority of this balance relates to the acquisition of the product rights for two established Healthpoint products (see Note 22.1). These product rights will be amortised over 15 years.

Group capital expenditure relating to software contracted but not provided for amounted to $4m (2011 – $nil).

Commitments

In 2011, the Group was contractually committed to four milestone payments, which totalled $60m and related to the US approval and commercialisation of DUROLANE which would become payable under the terms of the agreement with Q-MED AB signed in June 2006. This commitment transferred to the Group’s new associate, Bioventus LLC following the disposal of the Clinical Therapies business during 2012. This transaction is detailed further in Note 22.2.

110 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

10 Investments

Accounting policy

Investments, other than those related to associates, are initially recorded at fair value plus transaction costs on the trade date. The Group has an investment in an entity that holds mainly unquoted equity securities, which by their very nature have no fixed maturity date or coupon rate. The investment is classed as ‘available-for-sale’ and carried at fair value. The fair value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. The Group assesses whether there is objective evidence that the investment is impaired. Any objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities, whereupon an impairment is recognised as an expense immediately.

	2012 $ million	2011 $ million
At 1 January	4	6

Impairment	(2)	(2)
At 31 December	2	4

11 Investments in associates

Accounting policy

Investments in associates, being those entities over which the Group has a significant influence and which is neither a subsidiary nor a joint venture, are accounted for using the equity method, with the Group recording its share of the associate’s net income and equity. The Group’s share in the results of its associates is included in one separate income statement line and is calculated after deduction of their respective taxes.

At 31 December 2011 and 31 December 2012, the Group holds 49% of the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and 20% of the German entity Intercus GmbH. In 2012, the profit after taxation recognised in the income statement relating to the Plus entity was $nil (2011 – $nil).

In January 2012, the Group announced its intention to dispose of its Clinical Therapies business. This was completed on 4 May 2012. As part of the consideration, the Group received a 49% holding in a company called Bioventus LLC. The profit after taxation recognised in the income statement relating to Bioventus LLC for the period from acquisition was $4m.

The following table summarises the financial position of the Group’s investment in these associates:

	2012 $ million	2011 $ million
Share of results of associates:

Revenue	80	11

Operating costs and taxation	(76)	(11)
Share of associates profit after taxation recognised in the income statement	4	–

Investments in associates at 1 January	13	13

Investment of 49% in Bioventus	104	–

Additional investment in Bioventus	10	–

Dividends received	(7)	–

Impairment of goodwill in Austrian associate	(4)	–

Other non-cash movements	(4)	–
Investments in associates at 31 December	116	13
Investments in associates is represented by:

Assets	213	10

Liabilities	(97)	(1)
Net assets	116	9

Goodwill	–	4
	116	13
Loans to associates:

Loan note receivable from Bioventus	160	–

Accrued interest on loan note receivable	7	–
	167	–

Section 7 Accounts and other information	111

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

A feature of the orthopaedic business is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use (referred to as consignment inventory). Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience but it involves management judgments on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

	2012 $ million	2011 $ million	2010 $ million
Raw materials and consumables	138	140	159

Work-in-progress	45	24	23

Finished goods and goods for resale	718	695	741
	901	859	923

Reserves for excess and obsolete inventories were $332m (2011 – $322m, 2010 – $322m). During 2012, $84m was recognised as an expense within cost of goods sold resulting from the write down of excess and obsolete inventory (2011 – $65m, 2010 – $66m). The cost of inventories recognised as an expense and included in cost of goods sold amounted to $906m (2011 – $991m, 2010 – $909m).

No inventory is carried at fair value less costs to sell in any year.

112 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

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

	2012 $ million	2011 $ million	2010 $ million
Trade receivables	964	936	952

Less: provision for bad and doubtful debts	(49)	(36)	(49)
Trade receivables – net (loans and receivables)	915	900	903

Derivatives – forward foreign exchange contracts	12	21	23

Other receivables	65	50	55

Prepayments and accrued income	73	66	65
	1,065	1,037	1,046

Less non-current portion: Trade receivables	–	–	(22)
Current portion	1,065	1,037	1,024

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense for the year was $16m (2011 – $42m, 2010 – $30m). Amounts due from insurers in respect of the macrotextured claim of $137m (2011 – $136m, 2010 – $133m) are included within other receivables and have been provided in full.

The amount of trade receivables that were past due but not impaired were as follows:

	2012 $ million	2011 $ million	2010 $ million
Past due not more than three months	225	198	168

Past due more than three months and not more than six months	52	51	52

Past due more than six months and not more than one year	52	59	57

Past due more than one year	80	94	59

	409	402	336

Neither past due nor impaired	555	534	616

Provision for bad and doubtful debts	(49)	(36)	(49)
Trade receivables – net (loans and receivables)	915	900	903

Movements in the provision for bad and doubtful debts were as follows:

At 1 January	36	49	47

Exchange adjustment	–	(1)	–

Receivables provided for during the year	16	42	30

Utilisation of provision	(3)	(34)	(28)

Provision transferred to assets held for sale	–	(20)	–
At 31 December	49	36	49

In 2012, $nil trade receivables from third parties are held under factoring agreements with recourse (2011 – $nil, 2010 – $11m). The amounts disclosed in prior years did not qualify for de-recognition as the Group retained part of the credit risk. The associated liability amounted to $4m in 2010 and was accounted for as a part of current payables.

Section 7 Accounts and other information	113

Trade receivables include amounts denominated in the following major currencies:

	2012 $ million	2011 $ million	2010 $ million
US Dollar	258	238	282

Sterling	100	75	72

Euro	276	317	283

Other	281	270	266
Trade receivables – net (loans and receivables)	915	900	903

14 Trade and other payables

	2012 $ million	2011 $ million
Trade and other payables due within one year
Trade and other payables	646	549

Derivatives – forward foreign exchange contracts	10	12

Acquisition consideration	–	3
	656	564
Other payables due after one year:
Acquisition consideration	8	8

The acquisition consideration due after more than one year is expected to be payable as follows: $8m in 2014 (2011 – $8m in 2014).

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash and bank.

	2012 $ million	2011 $ million
Bank overdrafts and loans due within one year	38	306

Long-term borrowings	430	16
Borrowings	468	322

Cash and bank	(178)	(184)

Debit balance on derivatives – currency swaps	(2)	–
Net debt	288	138

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2012:

Bank loans	25	1	415	–	–	–	441

Bank overdrafts	11	–	–	–	–	–	11

Finance lease liabilities	2	2	2	2	2	6	16
	38	3	417	2	2	6	468
At 31 December 2011:

Bank loans	280	1	–	–	–	–	281

Bank overdrafts	23	–	–	–	–	–	23

Finance lease liabilities	3	1	2	2	2	8	18
	306	2	2	2	2	8	322

114 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

15 Cash and borrowings continued

15.2 Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2012 $ million	2011 $ million
Finance lease liabilities – due within one year	2	3

Finance lease liabilities – due after one year	14	15
Total amount of secured borrowings	16	18
Total net book value of assets pledged as security:

Property, plant and equipment	11	20
	11	20

15.3 Currency swap analysis

All currency swaps are stated at fair value. Gross US Dollar equivalents of $175m (2011 – $112m) receivable and $173m (2011 – $112m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2012 and 2011 to hedge intragroup loans and other monetary items.

Currency swaps mature as follows:

At 31 December 2012	Amount receivable $ million	Amount payable Currency million
Within one year:

Euro	76	EUR 58

Japanese Yen	19	JPY 1,500

Canadian Dollar	17	CAD 17
	112

At 31 December 2012	Amount receivable Currency million	Amount payable $ million
Within one year:

New Zealand Dollar	NZD 1	1

Swiss Franc	CHF 35	38

Swedish Krona	SEK 33	5

Australian Dollar	AUD 14	15

Japanese Yen	JPY 335	4
		63

At 31 December 2011	Amount receivable $ million	Amount payable Currency million
Within one year:

Euro	1	EUR 1

Japanese Yen	20	JPY 1,500

Canadian Dollar	33	CAD 34
	54

At 31 December 2011	Amount receivable Currency million	Amount payable $ million
Within one year:

Swiss France	CHF 18	19

Swedish Krona	SEK 20	3

Australian Dollar	AUD 36	36
		58

Section 7 Accounts and other information	115

15.4 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing.

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short- and medium-term cash forecasts having regard to the maturities of investments and borrowing facilities.

Bank loans and overdrafts represent drawings under total committed facilities of $1,017m (2011 – $1,259m) and total uncommitted facilities of $341m (2011 – $375m). The Group has undrawn committed facilities of $597m (2011 – $1,003m). Of the undrawn committed facilities, $586m expires after two but within five years (2011 – $1,000m expired after two but within five years). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned. Borrowings are shown at book value which approximates to fair value.

In December 2010, the Company entered into a five-year $1 billion multi-currency revolving facility with an initial interest rate of 70 basis points over LIBOR. The commitment fee on the undrawn amount of the revolving facility is 24.5 basis points. The Company is subject to restrictive covenants under the facility agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt, EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2012, the Company was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

15.5 Year-end financial liabilities by contractual maturity

The table below analyses the Group’s year-end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million

At 31 December 2012
Non-derivative financial liabilities:

Bank overdrafts and loans	42	4	418	–	464

Trade and other payables	646	8	–	–	654

Finance lease liabilities	3	3	9	6	21

Derivative financial liabilities:

Currency swaps/forward foreign exchange contracts – outflow	1,422	–	–	–	1,422

Currency swaps/forward foreign exchange contracts – inflow	(1,424)	–	–	–	(1,424)
	689	15	427	6	1,137
At 31 December 2011
Non-derivative financial liabilities:

Bank overdrafts and loans	305	–	–	–	305

Trade and other payables	549	–	–	–	549

Finance lease liabilities	4	3	9	9	25

Derivative financial liabilities:

Currency swaps/forward foreign exchange contracts – outflow	1,053	–	–	–	1,053

Currency swaps/forward foreign exchange contracts – inflow	(1,052)	–	–	–	(1,052)
	859	3	9	9	880

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

116 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

15 Cash and borrowings continued

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

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2012 $ million	2011 $ million
Within one year	3	4

After one and within two years	3	3

After two and within three years	3	3

After three and within four years	3	3

After four and within five years	3	3

After five years	6	9
Total minimum lease payments	21	25

Discounted by imputed interest	(5)	(7)
Present value of minimum lease payments	16	18

Present value of minimum lease payments can be split out as: $2m (2011 – $3m) due within one year, $8m (2011 – $7m) due between one to five years and $6m (2011 – $8m) due after five years.

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

Section 7 Accounts and other information	117

16.1 Foreign exchange exposures

The Group operates in over 90 countries and as a consequence has transactional and translational foreign exchange exposure. The Group’s policy is to limit the impact of foreign exchange movements on equity by holding liabilities where practical in the same currencies as the Group’s non-US Dollar assets. These liabilities take the form of either borrowings or currency swaps. The Group designates a portion of foreign currency borrowings in non-operating units as net investment hedges. As at 31 December 2012, CHFnil (2011 – CHF32m) of Group borrowings were designated as net investment hedges; the movement in the fair value of these hedges attributable to changes in exchange rates is recognised directly in other comprehensive income. The fair value of these hedges at 31 December 2012 was $nil (2011 – $34m). It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within twelve months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2012, the Group had contracted to exchange within one year the equivalent of $1,250m (2011 – $940m).

Based on the Group’s borrowings as at 31 December 2012, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would decrease by $8m (2011 – increase of $11m). In respect of borrowings held in a different currency to the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would decrease by $4m (2011 – increase of $16m). Excluding borrowings designated as net investment hedges, the decrease would be $4m (2011 – increase of $13m); this would be fully offset by corresponding movements in group loan values.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2012 would have been $23m lower (2011 – $17m), which would be recognised through the hedging reserve. Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2012 would have been $30m higher (2011 – $24m).

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2012 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Since it is the Group’s policy to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges, the net impact of transaction related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant. In addition, the movements in the fair value of other financial instruments used for hedging such as currency swaps for which hedge accounting is not applied, offset movements in the values of assets and liabilities and are recognised through the income statement.

16.2 Interest rate exposures

The Group is exposed to interest rate risk on cash, borrowings and certain currency swaps which are all at floating rates. The Group uses floating to fixed interest swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest rate swaps match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items. At 31 December 2012 the Group had no interest rate swaps (2011 – $nil).

Based on the Group’s gross borrowings as at 31 December 2012, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $5m (2011 – $4m). Excluding the impact of the Group’s interest rate hedges, the increase in the interest charge would be $5m (2011 – $4m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

16.3 Credit risk exposures

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits which, with certain minor exceptions due to local market conditions, require counterparties to have a minimum ‘A’ rating from one of the major ratings agencies. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Group does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk as the Group operates within a policy of counterparty limits designed to reduce exposure to any single counterparty.

The maximum credit risk exposure on derivatives at 31 December 2012 was $14m (2011 – $21m), being the total debit fair values on forward foreign exchange contracts, interest rate swaps and currency swaps. The maximum credit risk exposure on cash and bank at 31 December 2012 was $178m (2011 – $184m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

118 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

16 Financial instruments and risk management continued

16.4 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average Interest rate %	Weighted average time for which rate is fixed Years

At 31 December 2012:

US Dollar	432	62	494	478	16	7.1	4

Euro	7	76	83	83	–	–	–

Other	29	35	64	64	–	–	–
Total interest bearing liabilities	468	173	641	625	16
At 31 December 2011:

US Dollar	85	58	143	126	17	7.1	5

Swiss Franc	35	–	35	35	–	3.0	2

Euro	126	1	127	126	1	5.0	2

Other	76	53	129	129	–	–	–
Total interest bearing liabilities	322	112	434	416	18

At 31 December 2012, $16m (2011 – $18m) of fixed rate liabilities relate to finance leases. In 2012, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars, Euro and Yen) totalling $8m (2011 – $11m, 2010 – $nil) on which no interest was payable (see Note 14). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2012 was 1% (2011 – 2%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash and bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million

At 31 December 2012:
US Dollars	59	113	172	172

Other	119	62	181	181
Total interest bearing assets	178	175	353	353

At 31 December 2011:

US Dollars	56	56	112	112

Other	128	56	184	184
Total interest bearing assets	184	112	296	296

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2012 or 31 December 2011.

Section 7 Accounts and other information	119

16.5 Fair value of financial assets and liabilities

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

Forward foreign exchange contracts are recorded at fair value. These are regarded as Level 2 financial instruments measured at fair value. Level 2 financial instruments are defined as: Valuation techniques for which all observable inputs have a significant effect on the recorded fair values, either directly or indirectly. The Group only has Level 2 financial instruments measured at fair value.

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

As at 31 December 2012 and 31 December 2011, the mark-to-market value of a derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year-end. At 31 December 2012 and 31 December 2011, the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

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

	2012 $ million	2011 $ million
Deferred tax assets	164	223

Deferred tax liabilities	(61)	(66)
Net position at 31 December	103	157
The movement in the year in the Group’s net deferred tax position was as follows:
	2012 $ million	2011 $ million
At 1 January	157	155

Exchange adjustment	–	(1)

Movement in income statement – current year	(85)	(15)

Movement in income statement – prior years	(2)	3

Movement in other comprehensive income	20	24

Movement in shareholders’ equity	–	(2)

Arising on acquisition	13	–

Transfers	–	(7)
At 31 December	103	157

120 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

17 Deferred taxation continued

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement benefit obligation $ million	Macro- textured claim $ million	Other $ million	Total $ million
Deferred tax assets:
At 1 January 2011	54	52	118	224

Exchange adjustment	–	–	(2)	(2)

Movement in income statement – current year	(7)	–	(11)	(18)

Movement in income statement – prior years	–	–	(2)	(2)

Movement in other comprehensive income	31	–	–	31

Charge to equity	–	–	(1)	(1)

Transfers	1	–	(10)	(9)
At 31 December 2011	79	52	92	223

Exchange adjustment	–	–	1	1

Movement in income statement – current year	(4)	–	(85)	(89)

Movement in income statement – prior years	2	–	(4)	(2)

Movement in other comprehensive income	17	–	1	18

Charge to equity	–	–	–	–

Acquisition	–	–	13	13

Transfers	(9)	–	9	–
At 31 December 2012	85	52	27	164

The Group has unused tax losses of $61m (2011 – $29m) available for offset against future profits. A deferred tax asset has been recognised in respect of $1m (2011 – $1m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

	Accelerated tax depreciation $ million	Intangible assets $ million	Other $ million	Total $ million
Deferred tax liabilities:
At 1 January 2011	(25)	(33)	(11)	(69)

Exchange adjustment	1	–	–	1

Movement in income statement – current year	3	5	(5)	3

Movement in income statement – prior years	(2)	–	7	5

Movement in other comprehensive income	–	–	(7)	(7)

Charge to equity	–	–	(1)	(1)

Transfers	(5)	1	6	2
At 31 December 2011	(28)	(27)	(11)	(66)

Exchange adjustment	(1)	–	–	(1)

Movement in income statement – current year	2	6	(4)	4

Movement in income statement – prior years	–	–	–	–

Movement in other comprehensive income	–	–	2	2

Charge to equity	–	–	–	–

Transfers	–	–	–	–
At 31 December 2012	(27)	(21)	(13)	(61)

Section 7 Accounts and other information	121

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

The recognition of provisions for legal disputes is subject to a significant degree of estimation. In making its estimates management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or as new facts emerge.

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

18.1 Provisions

	Rationalisation provisions $ million	Legal and other provisions $ million	Total $ million

At 1 January 2011	14	96	110

Charge to income statement	22	44	66

Utilisation/Released	(10)	(43)	(53)
At 31 December 2011	26	97	123

Charge to income statement	29	21	50

Provision arising on acquisition	–	13	13

Utilisation/Released	(30)	(34)	(64)
At 31 December 2012	25	97	122

Provisions – due within one year	25	34	59

Provisions – due after one year	–	63	63
At 31 December 2012	25	97	122

Provisions – due within one year	26	52	78

Provisions – due after one year	–	45	45
At 31 December 2011	26	97	123

The principal provisions within rationalisation provisions relate to the rationalisation of operational sites (mainly severance and legal costs) arising from the legacy earnings improvement programme and people costs associated with the structural and process changes announced in August 2011.

Included within the legal and other provisions are:

–	$17m (2011 – $17m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 18.2).

–	$nil (2011 – $23m) in connection with the previously disclosed investigation by the US Securities and Exchange Commission (‘SEC’) and Department of Justice (‘DOJ’) into potential violations of the US Foreign Corrupt Practices Act in the medical devices industry. On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew committed to pay approximately $23m in fines and profit disgorgement, maintain an enhanced compliance programme, and appoint an independent monitor for at least 18 months to review and report on its compliance programme.

–	A provision of $13m has been established following the acquisition of Healthpoint Biotherapeutics (see Note 22).

–	The remaining balance largely represents provisions for various litigation and patent disputes.

All provisions are expected to be substantially utilised within three years of 31 December 2012 and none are treated as financial instruments.

122 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

18 Provisions and contingencies continued

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

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost at 31 December 2012 related to this matter is approximately $214m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US District Court for the Western District of Tennessee, and trial is expected to commence in 2013. An additional $22m was received during 2007 from a successful settlement with a third party.

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

Where defined contribution plans operate, the contributions to these plans are charged to operating profit as they become payable.

19.1 Retirement benefit (assets)/obligations

The Group’s retirement benefit obligations comprise:

	2012 $ million	2011 $ million

Funded Plans:

UK Plan	(6)	24

US Plan	147	168

Other Plans (i)	38	33
	179	225

Unfunded Plans:

Other Plans (i)	36	24

Retirement Healthcare	45	38
	260	287

(i)	The analysis in this note for ‘Other Plans’ combines both the funded and unfunded retirement benefit obligations.

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

The present value of the defined benefit obligation and the related current service cost are measured using the projected unit method. Under the projected unit method, the current service cost will increase as the members of the defined benefit plans approach retirement. The principal actuarial assumptions used by the independent qualified actuaries in valuing the major plans in the United Kingdom (‘UK Plan’), the United States (‘US Plan’) and all other plans (‘Other Plans’) and a breakdown of the pension costs charged to income are as follows:

Section 7 Accounts and other information	123

19.2 Principal actuarial assumptions

	2012 % per annum	2011 % per annum	2010 % per annum

UK Plan:

Discount rate	4.5	4.9	5.5

Expected return on plan assets (i)	5.1	5.1	5.9

Expected rate of salary increases	3.5	5.1	5.5

Future pension increases	3.0	3.1	3.5

Inflation (RPI)	3.0	3.1	3.5

Inflation (CPI)	2.2	2.1	3.0

Life expectancy of male aged 60 (in years)	28.7	28.6	28.2

Life expectancy of male aged 60 in 20 years’ time (in years)	31.2	31.0	31.5

US Plan:

Discount rate	4.0	4.6	5.6

Expected return on plan assets (i)	6.8	7.1	7.5

Expected rate of salary increases	3.0	4.5	4.7

Future pension increases	–	–	–

Inflation	2.5	2.5	2.7

Life expectancy of male aged 60 (in years)	22.9	22.8	22.8

Life expectancy of male aged 60 in 20 years’ time (in years)	24.6	24.5	24.7

Other Plans:

Discount rate (ii)	3.0	3.9	4.2

Expected return on plan assets (i) (ii)	4.0	4.5	5.1

Expected rate of salary increases (ii)	3.0	3.3	3.0

Future pension increases (ii)	2.0	2.2	2.3

Inflation (ii)	1.9	1.9	2.1

(i) The assumption for the expected return on plan assets has been determined using a combination of past experience and market expectations.

(ii) Other Plans’ actuarial assumptions are presented on a weighted average basis and include all funded and unfunded plans.

19.3 Pension costs (including retirement healthcare)
	2012 $ million	2011 $ million	2010 $ million

Current service cost – employer’s portion	29	28	26

Other finance cost	63	66	64

Expected return on assets in the plan	(60)	(59)	(55)

Net defined benefit pension costs	32	35	35

Net defined contribution pension costs	32	29	25
Total pension costs charged to profit before taxation	64	64	60

Of the $64m (2011 – $64m, 2010 – $60m) net cost for the year, $61m (2011 – $57m, 2010 – $51m) was charged to operating profit in selling, general and administrative expenses. The interest cost and expected return on plan assets are reported as other finance costs.

The total cost charged to income in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As at 31 December 2012, there were $nil outstanding payments due to be paid over to the plans (2011 – $nil, 2010 – $nil).

124 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

19 Retirement benefit obligations continued

19.4 Actuarial (losses)/gains recognised in Group Statement of Comprehensive Income

	2012 $ million	2011 $ million	2010 $ million

Experience gains in pension scheme assets	33	9	34

Experience gains on scheme liabilities	18	–	21

Losses due to changes in assumptions underlying scheme liabilities	(64)	(79)	(29)
	(13)	(70)	26

The actuarial losses of $13m (2011 – loss of $70m, 2010 – gain of $26m) were reported in the statement of other comprehensive income making the cumulative charge to date $311m (2011 – $298m, 2010 – $228m).

The contributions made in the year in respect of defined benefit plans were: UK Plan $39m (2011 – $37m, 2010 – $37m); US Plan $27m (2011 – $30m, 2010 – $20m); and Other Plans $7m (2011 – $9m, 2010 – $8m). The agreed contributions for 2013 in respect of the Group’s defined benefit plans are: $39m for the UK Plan (including $30m of supplementary payments), $17m for the US Plan and $6m for other defined benefit plans.

19.5 Scheme assets

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement plans and the expected rates of return on investments were:

	UK Plan		US Plan		Other Plans
	Rate of Return %	Value $ million	Rate of Return %	Value $ million	Rate of Return %	Value $ million
31 December 2012

Equities	7.2	253	8.7	246	7.5	7

Bonds	3.2	372	2.5	110	3.2	43

Other	6.7	119	2.3	3	4.2	74
Market value of assets		744		359		124

Present value of defined benefit obligations		(738)		(506)		(198)
Surplus/(Deficit): non-current asset/(liability) recognised in the balance sheet		6		(147)		(74)
31 December 2011

Equities	7.2	248	8.8	196	8.2	6

Bonds	3.2	353	3.0	93	3.3	42

Other	6.7	55	2.3	9	4.5	61
Market value of assets		656		298		109

Present value of defined benefit obligations		(680)		(466)		(166)
Deficit: non-current liability recognised in the balance sheet		(24)		(168)		(57)
The following tables set out the pension plan asset allocations in the funded UK, US and Other Plans as at 31 December for the last two years:
		UK Plan		US Plan		Other Plans
	2012%	2011%	2012%	2011%	2012%	2011%
Asset Category:

Equity securities	34	38	69	66	6	6

Debt securities	50	54	31	31	35	38

Other	16	8	–	3	59	56
Total	100	100	100	100	100	100

Section 7 Accounts and other information	125

A reconciliation of the fair value of plan assets is shown in the following tables:

	UK Plan $ million	US Plan $ million	Other Plans $ million	Retirement Healthcare $ million	Total $ million
Fair value of plan assets at 1 January 2011	595	272	100	–	967

Expected return on plan assets	35	19	5	–	59

Experience gains/(losses) on plan assets	20	(12)	1	–	9

Plan participant contributions	1	–	3	–	4

Company contributions	37	30	9	–	76

Benefits paid	(23)	(11)	(6)	–	(40)

Exchange adjustment	(9)	–	(3)	–	(12)
Fair value of plan assets at 31 December 2011	656	298	109	–	1,063

Expected return on plan assets	33	22	5	–	60

Experience gains on plan assets	3	24	6	–	33

Plan participant contributions	1	–	3	–	4

Company contributions	39	27	7	–	73

Benefits paid	(23)	(12)	(9)	–	(44)

Exchange adjustment	35	–	3	–	38
Fair value of plan assets at 31 December 2012	744	359	124	–	1,227

19.6 Present value of defined benefit obligations

A reconciliation of the present value of defined benefit obligations is shown in the following tables:

	UK Plan $ million	US Plan $ million	Other Plans $ million	Retirement Healthcare $ million	Total $ million
Present value of defined benefit obligations at 1 January 2011	654	382	158	35	1,229

Current service cost	10	9	9	–	28

Other finance cost	36	21	7	2	66

Experience losses/(gains) on plan liabilities	6	(1)	(3)	(2)	–

Losses on change of assumptions	6	66	2	5	79

Plan participant contributions	1	–	3	–	4

Benefits paid	(23)	(11)	(6)	–	(40)

Benefits paid directly by employer	(1)	–	–	(2)	(3)

Exchange adjustment	(9)	–	(4)	–	(13)
Present value of defined benefit obligations at 31 December 2011	680	466	166	38	1,350

Current service cost	8	11	10	–	29

Other finance cost	34	21	6	2	63

Experience gains on plan liabilities	–	(9)	(9)	–	(18)

Losses on change of assumptions	2	29	28	5	64

Plan participant contributions	1	–	3	–	4

Benefits paid	(23)	(12)	(9)	–	(44)

Benefits paid directly by employer	–	–	(1)	–	(1)

Exchange adjustment	36	–	4	–	40
Present value of defined benefit obligations at 31 December 2012	738	506	198	45	1,487

126 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

19 Retirement benefit obligations continued

19.7 History of experience adjustments

The history of experience adjustments is as follows:

	Present value of Defined benefit obligations $ million			Experience (losses)/gains on plan liabilities		Experience gains/(losses) on plan assets
		Fair value of plan assets $ million	Surplus/ (Deficit) in plan $ million	Amount – gain/(loss) $ million	Percentage of plan liabilities %	Amount – gain/(loss) $ million	Percentage of plan assets %
At 31 December 2012:

UK Plan	(738)	744	6	–	–	3	–

US Plan	(506)	359	(147)	9	2	24	7

Other Plans	(198)	124	(74)	9	5	6	6
At 31 December 2011:

UK Plan	(680)	656	(24)	(6)	1	20	3

US Plan	(466)	298	(168)	1	–	(12)	4

Other Plans	(166)	109	(57)	3	2	1	1
At 31 December 2010:

UK Plan	(654)	595	(59)	21	3	26	4

US Plan	(382)	272	(110)	(2)	–	11	4

Other Plans	(158)	100	(58)	2	1	(3)	3
At 31 December 2009:

UK Plan	(668)	534	(134)	10	2	36	7

US Plan	(343)	234	(109)	–	–	34	15

Other Plans	(137)	87	(50)	7	5	1	1
At 31 December 2008:

UK Plan	(516)	416	(100)	1	–	(126)	30

US Plan	(337)	180	(157)	(5)	1	(100)	56

Other Plans	(141)	76	(65)	5	4	(10)	13

The Group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year was $2m (2011 – $2m, 2010 – $2m). The amount receivable at 31 December 2012 was $nil (2011 – $nil, 2010 – $nil).

19.8 Retirement healthcare

The cost of providing healthcare benefits after retirement is determined by independent actuaries. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US and are as follows:

	2012		2011		2010
	UK	US	UK	US	UK	US
% per annum

Discount rate	4.5	4.0	4.9	4.6	5.5	5.6

Medical cost inflation	7.0	7.5	7.0	8.0	7.0	8.0

A 1 percentage point change in the rate of medical cost inflation would not affect the accumulated retirement benefit obligations, or the aggregate of the current service and interest costs, of the UK or US plans in 2012 by more than $3m (2011 – more than $2m, 2010 – more than $2m).

For the US the retirement healthcare cost trend for 2013 is expected to be 3.5% above the discount rate. Thereafter the healthcare cost trend rate is assumed to decrease each year by 0.5% to an ultimate rate of 5%. For the UK it will remain flat at 7%.

Section 7 Accounts and other information	127

20 Equity

20.1 Share capital

	Ordinary Shares (20¢)		Deferred Shares (£1.00)
	Thousand	$ million	Thousand	$ million	Total $ million
Authorised

At 31 December 2010	1,223,591	245	50	–	245

At 31 December 2011	1,223,591	245	50	–	245

At 31 December 2012	1,223,591	245	50	–	245

Allotted, issued and fully paid

At 1 January 2010	951,021	190	50	–	190

Share options	1,816	1	–	–	1
At 31 December 2010	952,837	191	50	–	191

Share options	1,991	–	–	–	–
At 31 December 2011	954,828	191	50	–	191

Share options	8,752	2	–	–	2
At 31 December 2012	963,580	193	50	–	193

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

The Group considers the capital that it manages to be as follows:

	2012 $ million	2011 $ million	2010 $ million
Share capital	193	191	191

Share premium	488	413	396

Treasury shares	(735)	(766)	(778)

Retained earnings and other reserves	3,938	3,349	2,964
	3,884	3,187	2,773

128 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

20 Equity continued

20.2 Treasury shares

Treasury shares represents the holding of the Company’s own shares in respect of the Smith & Nephew Employee’s Share Trust and shares bought back as part of the share buy-back programme, which was suspended in 2008.

The Smith & Nephew 2004 Employees’ Share Trust (‘Trust’) was established to hold shares relating to the long-term incentive plans referred to in the ‘Directors’ Remuneration Report’. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The cost of the Trust is charged to the income statement as it accrues. A partial dividend waiver is in place in respect of those shares held under the long-term incentive plans. The trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid.

The movements in Treasury shares and the Employees’ Share Trust are as follows:

	Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2011	769	9	778

Shares purchased	–	6	6

Shares transferred from treasury	(14)	14	–

Shares transferred to group beneficiaries	(5)	(13)	(18)
At 31 December 2011	750	16	766

Shares transferred from treasury	(10)	10	–

Shares transferred to group beneficiaries	(10)	(21)	(31)
At 31 December 2012	730	5	735

	No of shares million	No of shares million	No of shares million
At 1 January 2011	62.7	0.8	63.5

Shares purchased	–	0.6	0.6

Shares transferred from treasury	(1.1)	1.1	–

Shares transferred to group beneficiaries	(0.4)	(1.1)	(1.5)
At 31 December 2011	61.2	1.4	62.6

Shares transferred from treasury	(0.9)	0.9	–

Shares transferred to group beneficiaries	(0.8)	(1.8)	(2.6)
At 31 December 2012	59.5	0.5	60.0

20.3 Dividends
	2012 $ million	2011 $ million	2010 $ million
The following dividends were declared and paid in the year:

Ordinary final of 10.80¢ for 2011 (2010 – 9.82¢, 2009 – 8.93¢) paid 9 May 2012	97	88	79

Ordinary interim of 9.90¢ for 2012 (2011 – 6.60¢, 2010 – 6.00¢) paid 30 October 2012	89	58	53
	186	146	132

A final dividend for 2012 of 16.20 US cents per Ordinary Share was proposed by the Board on 6 February 2013 and will be paid, subject to shareholder approval, on 8 May 2013 to shareholders on the Register of Members on 19 April 2013. The estimated amount of this dividend on 19 February 2013 is $147m.

Section 7 Accounts and other information	129

21 Cash Flow Statement

Accounting policy

In the Group Cash Flow Statement, cash and cash equivalents includes cash in hand, deposits held with banks, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group Balance Sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt

	Borrowings
	Cash $ million	Overdrafts $ million	Due within one year $ million	Due after one year $ million	Net currency swaps $ million	Total $ million
At 1 January 2010	192	(18)	(27)	(1,090)	–	(943)

Net cash flow	9	6	(17)	437	3	438

Exchange adjustment	6	–	(1)	11	(3)	13
At 31 December 2010	207	(12)	(45)	(642)	–	(492)

Net cash flow	(21)	(12)	252	140	1	360

Other non-cash changes	–	–	(517)	517	–	–

Exchange adjustment	(2)	1	27	(31)	(1)	(6)
At 31 December 2011	184	(23)	(283)	(16)	–	(138)

Net cash flow	(10)	12	256	(414)	1	(155)

Exchange adjustment	4	–	–	–	1	5
At 31 December 2012	178	(11)	(27)	(430)	2	(288)

Reconciliation of net cash flow to movement in net debt

	2012 $ million	2011 $ million	2010 $ million
Net cash flow from cash net of overdrafts	2	(33)	15

Settlement of currency swaps	1	1	3

Net cash flow from borrowings	(158)	392	420
Change in net debt from net cash flow	(155)	360	438

Exchange adjustment	5	(6)	13
Change in net debt in the year	(150)	354	451

Opening net debt	(138)	(492)	(943)
Closing net debt	(288)	(138)	(492)
Cash and cash equivalents For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December comprise cash at bank and in hand net of bank overdrafts.
	2012 $ million	2011 $ million	2010 $ million
Cash at bank and in hand	178	184	207

Bank overdrafts	(11)	(23)	(12)
Cash and cash equivalents	167	161	195

130 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

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

22.1 Acquisitions

Year ended 31 December 2012

On 21 December 2012 the Group acquired substantially all the assets of Healthpoint Biotherapeutics (‘Healthpoint’), a leader in bioactive debridement, dermal repair and regeneration wound care treatments.

The acquisition is deemed to be a business combination within the scope of IFRS 3. Consideration was in the form of a single payment of $782m. The fair values shown below are provisional. If new information is obtained within the measurement period (no more than one year after the acquisition date) about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The provisional estimate of the goodwill arising on the acquisition is $73m. It is attributable to the additional economic benefits expected from the transaction, including revenue synergies and the assembled workforce, which has been transferred as part of the acquisition. The goodwill recognised is expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

$ million
Identifiable assets acquired and liabilities assumed
Property, plant and equipment	27

Inventories	46

Trade receivables	31

Identifiable intangible assets	662

Deferred tax assets	5

Payables and accruals	(49)

Provisions	(13)
Net assets	709

Goodwill	73
Cost of acquisition	782

The Group incurred acquisition-related costs of $11m related to professional and advisor fees. These costs have been recognised in administrative expenses in the income statement. No ‘acquisition related costs’ were incurred in 2011 or 2010.

In 2012, since the date of acquisition the contribution to attributable profit from Healthpoint products was immaterial. The unaudited revenues from Healthpoint products during 2012 were $190m. Given the proximity of the acquisition to year-end it is impracticable to determine what the consolidated attributable profit would have been had the acquisition taken place at the beginning of the year.

Section 7 Accounts and other information	131

Year ended 31 December 2011

On 23 June 2011, Smith & Nephew acquired 100% of the voting rights of Tenet Medical Engineering, Inc., for an initial payment of $35m, a further payment of $3m, deferred for 18 months, and up to $14.5m based on the achievement of future revenue milestones. The cost is assessed as $46m, being the fair value of the probable consideration.

Fair value to Group $ million
Trade and other receivables	2

Inventories	1

Trade and other payables	(3)

Cash	2
Net assets	2

Goodwill on acquisition	44
Cost of acquisition	46
Discharged by:

Cash	35

Deferred consideration	3

Contingent consideration	8
Total consideration	46

As the Group was the only material customer of Tenet Medical Engineering Inc., no contribution to revenue was achieved in 2011. The post-acquisition contribution to attributable profit for 2011 was immaterial.

Year ended 31 December 2010

In the year ended 31 December 2010 there were no acquisitions.

22.2 Disposal of business

Year ended 31 December 2012

In January 2012, the Group announced its intention to sell the Clinical Therapies business to Bioventus LLC (‘Bioventus’). This was completed during May 2012 for a total consideration of $367m and resulted in a profit on disposal before taxation of $251m. The revenue of the Clinical Therapies business in the four-month period to disposal was $69m and profit before taxation was $12m. The details of the transaction are set out below.

$ million
Loan note receivable	160

Investment in associate	104

Cash	103
Total consideration	367
Net assets of business disposed and disposal transaction costs	(116)
Profit before taxation	251

132 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

22 Acquisitions and assets held for sale continued

22.3 Assets held for sale

The Group has classified following assets and liabilities as held for sale:

	2012 $ million	2011 $ million
Goodwill	–	37

Intangible assets	–	14

Property, plant and equipment	–	3

Deferred tax assets	–	7

Inventory	–	15

Trade and other receivables	–	49
	–	125
Liabilities directly associated with assets held for sale	–	19

In 2011, the assets and liabilities of the Clinical Therapies business were classified as held for sale. In 2011, this business contributed $237m to revenue and $48m to trading profit. This transaction was completed during May 2012 for a total consideration of $367m (see Note 22.2).

As part of this disposal the Group commitment of $60m detailed in Note 9 was transferred to the associate.

23 Operating leases

Accounting policy

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Rentals payable under operating leases are expensed in the income statement on a straight line basis over the term of the relevant lease.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2012 $ million	2011 $ million
Land and buildings:

Within one year	30	31

After one and within two years	24	22

After two and within three years	17	18

After three and within four years	14	15

After four and within five years	8	11

After five years	4	13
	97	110
Other assets:

Within one year	15	19

After one and within two years	10	12

After two and within three years	4	6

After three and within four years	1	2
	30	39

Section 7 Accounts and other information	133

24 Other Notes to the accounts

24.1 Share-based payments

Accounting policy

The Group operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate option pricing models. The grant date fair value is recognised over the vesting period as an expense, with a corresponding increase in retained earnings.

Employee plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (“SAYE”) plan), the Smith & Nephew International Sharesave Plan (2002), Smith & Nephew France Sharesave Plan (2002), Smith & Nephew Sharesave Plan (2012) (the Save As You Earn (“SAYE 2012”) plan) (adopted by shareholders on 12 April 2012), Smith & Nephew International Sharesave Plan (2012) (adopted by shareholders on 12 April 2012) and Smith & Nephew France Sharesave Plan (2012) (adopted by shareholders on 12 April 2012) are together termed the “Employee Plans”.

The SAYE and SAYE 2012 plans are available to all employees in the UK employed by participating Group companies, subject to three months’ service. The schemes provide for employees to save up to £250 per month and gives them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the Ordinary Shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) and Smith & Nephew International Sharesave Plan (2012) are available to employees in Australia, Austria, Belgium, Canada, Denmark, Finland, Germany, Hong Kong, Japan, South Korea, Mexico, New Zealand, Norway, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in India, Ireland and Italy participated in these plans for the first time in 2012. The Smith & Nephew France Sharesave Plan (2002) and Smith & Nephew France Sharesave Plan (2012) are available to all employees in France. The International and French plans operate on a substantially similar basis to the SAYE plans.

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

Under the terms of the Executive Plans, the Remuneration Committee, consisting of Non-Executive Directors, may at their discretion approve the grant of options to employees of the Group to acquire Ordinary Shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the “US Plan”) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or Ordinary Shares. For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an Ordinary Share for the three business days preceding the date of grant or the average quoted price of an ADS or Ordinary Share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010 the market value is the closing price of an Ordinary Share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 2001 are subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan is open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan was open to senior executives only.

The maximum term of options granted, under all plans, is 10 years from the date of grant. All share option plans are settled in shares.

134 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

24 Other Notes to the accounts continued

24.1 Share-based payments continued

At 31 December 2012 19,690,000 (2011 – 27,316,000, 2010 – 25,753,000) options were outstanding under share option plans as follows:

	Number of shares Thousand	Range of option exercise prices Pence	Weighted average exercise price Pence
Employee Plans:

Outstanding at 1 January 2010	3,383	348.0–640.0	422.7

Granted	986	459.0–556.0	462.2

Forfeited	(364)	348.0–609.0	439.8

Exercised	(625)	348.0–576.5	435.2

Expired	(22)	348.0–640.0	431.7
Outstanding at 31 December 2010	3,358	348.0–640.0	430.1

Granted	1,090	452.0–585.0	454.8

Forfeited	(122)	348.0–609.0	427.6

Exercised	(602)	348.0–576.5	454.7

Expired	(144)	380.0–609.0	450.7
Outstanding at 31 December 2011	3,580	348.0–640.0	432.8

Granted	947	535.0–535.0	535.0

Forfeited	(402)	348.0–609.0	434.5

Exercised	(925)	348.0–609.0	396.0

Expired	(38)	348.0–640.0	496.2
Outstanding at 31 December 2012	3,162	380.0–609.0	473.1
Options exercisable at 31 December 2012	152	380.0–609.0	400.8

Options exercisable at 31 December 2011	122	348.0–640.0	470.8

Options exercisable at 31 December 2010	87	425.0–576.5	466.5
Executive Plans:

Outstanding at 1 January 2010	20,000	265.0–637.5	547.1

Granted	6,249	424.0–675.0	520.9

Forfeited	(977)	479.0–680.5	581.3

Exercised	(2,386)	265.0–637.5	479.2

Expired	(491)	418.0–637.8	575.6
Outstanding at 31 December 2010	22,395	409.5–680.5	544.9

Granted	5,706	580.0–703.0	599.4

Forfeited	(763)	479.0–637.8	565.5

Exercised	(2,369)	445.0–680.5	536.6

Expired	(1,233)	445.0–637.8	549.7
Outstanding at 31 December 2011	23,736	409.5–703.0	561.2

Granted	3,046	642.0–650.0	650.0

Forfeited	(954)	479.0–703.0	569.0

Exercised	(8,740)	434.0–651.0	547.7

Expired	(560)	435.5–637.8	588.7
Outstanding at 31 December 2012	16,528	409.5–680.5	583.3
Options exercisable at 31 December 2012	8,512	409.5–680.5	562.7

Options exercisable at 31 December 2011	7,979	409.5–680.5	595.6

Options exercisable at 31 December 2010	5,153	409.5–627.0	548.3

The weighted average remaining contractual life of options outstanding at 31 December 2012 was 6.6 (2011 – 6.6 years, 2010 – 6.1 years) years for Executive Plans and 2.6 (2011 – 2.6 years, 2010 – 2.7 years) years for Employee Plans.

	2012 pence	2011 pence	2010 pence
Weighted average share price	640.5	639.9	619.3

Section 7 Accounts and other information	135

Options granted during the year were as follows:

	Options granted Thousand	Weighted average fair value per option at grant date Pence	Weighted average share price at grant date Pence	Weighted average exercise price Pence	Weighted average option life Years
Employee Plans	947	184.0	681.0	535.5	3.8

Executive Plans	3,046	148.7	650.0	650.0	10.0

The weighted average fair value of options granted under employee plans during 2011 was 189.2p (2010 – 170.2p) and those under executive plans during 2011 was 176.1p (2010 – 173.7p).

Options granted under the executive plans are valued using a binomial model. Options granted under employee plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date. Options granted under each plan are valued separately and a weighted average fair value is calculated.

The binomial model is used for executive plans so that proper allowance is made for the possibility of early exercise. At the 2012 grant, management expected 90% of the options granted under the Global Share Plan 2010 to vest (2011 – 90%, 2010 – 90%). Each year an assessment is made of the current vesting estimates and they are updated to reflect revised expectations of the number of grants that will vest.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee plans			Executive plans
	2012	2011	2010	2012	2011	2010
Dividend yield %	1.5	1.5	1.5	1.5	1.5	1.5

Expected volatility % (i)	25.0	30.0	30.0	25.0	30.0	30.0

Risk free interest rate % (ii)	1.3	2.0	2.5	1.2	2.0	2.5

Expected life in years (iii)	3.8	3.9	3.9	10.0	10.0	9.8

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

(iii)	An assessment of an Executive Plan’s option life is based on an exercise model. This is based on a mixture of historic experience and generally accepted behavioural traits. 5% (2011 – 5%, 2010 – 5%) of Executive Plan option holders are assumed to leave and exercise their options (or forfeit them if under water) each year after vesting. In addition, 50% (2011 – 50%, 2010 – 50%) of Executive Plan option holders are assumed to exercise by choice per annum providing the gain available is at least 25% for the options granted under the Global Share Plan 2010 (2011 – 50% for the options granted to executives and 25% for other recipients under the Global Share Plan 2010, 2010 – 50% for the 2004 Plan and 50% for the options granted to executives and 25% for other recipients under the Global Share Plan 2010).

Summarised information about options outstanding under the share option plans at 31 December 2012 is as follows:

	Number outstanding Thousand	Weighted average remaining contract life Years
Employee Plans:

380.0p to 640.5p (i)	3,162	2.6

Above 640.5p (i)	–	–
	3,162	2.6
Executive Plans:

409.5p to 640.5p (i)	13,431	5.9

640.5p (i) to 680.5p	3,097	9.5
	16,528	6.6

(i)	The split has been determined based on the weighted average share price of 640.5p.

136 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

24 Other Notes to the accounts continued

Share-based payments – long-term incentive plans

In 2004, a share-based incentive plan was introduced for Executive Directors, executive officers and the next level of senior executives, which replaced the Long-term Incentive Plan (LTIP). The plan included a Performance Share Plan (“PSP”) and a Bonus Co-Investment Plan (“CIP”).

Vesting of the PSP awards is dependent upon performance relative to the FTSE 100 and an index based on major international companies in the medical devices industry.

Under the CIP, participants could elect to use up to a maximum of one-half of their annual bonus to purchase shares. If the shares are held for three years and the Group’s EPSA growth targets are achieved participants receive an award of matching shares for each share purchased.

From 2009, the CIP was replaced by the Deferred Bonus Plan. This plan was designed to encourage executives to build up and maintain a significant shareholding in the Company. Under the plan, up to one third of any bonus earned at target level or above by an eligible employee was compulsorily deferred into shares which vested, subject to continued employment, in equal annual tranches over three years (i.e. one third each year). No further performance conditions applied to the deferred shares.

From 2010, Performance Share awards were granted under the Global Share Plan 2010 for all executives other than Executive Directors. Awards granted under both plans are combined to provide the figures below. Vesting of the share awards is dependent upon performance relative to the FTSE 100 and an index based on major international companies in the medical devices industry.

From 2012, Deferred Bonus Plan and GSP 2010 options for Executive Directors, executive officers and the next level of senior executives were replaced by Equity Incentive Awards (“EIA”). EIA are designed to encourage executives to build up and maintain a significant shareholding in the Company. EIA will vest, in equal annual tranches over three years (i.e. one third each year), subject to continued employment and personal performance. No further performance conditions will apply to the EIA.

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. The exercise price for all awards granted under the long term incentive plans is $nil. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. A correlation of 35% (2011 – 40%, 2010 – 35%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of Free Cash Flow growth and the Group’s Total Shareholder Return (“TSR”) performance over the three year performance period.

The other assumptions used are consistent with the executive scheme assumptions disclosed in Note 24.1.

At 31 December 2012 the maximum number of shares that could be awarded under the Group’s long-term incentive plans was:

					Number of shares in thousands
	Other Awards	EIA	PSP	CIP	Deferred Bonus Plan	Total
Outstanding at 1 January 2010	–	–	4,880	445	292	5,617

Awarded	–	–	2,386	–	338	2,724

Vested	–	–	(501)	(116)	(101)	(718)

Forfeited	–	–	(753)	(132)	(7)	(892)
Outstanding at 31 December 2010	–	–	6,012	197	522	6,731

Awarded	838	–	2,282	–	351	3,471

Vested	(44)	–	(366)	–	(375)	(785)

Forfeited	–	–	(1,660)	(197)	(6)	(1,863)
Outstanding at 31 December 2011	794	–	6,268	–	492	7,554

Awarded	187	1,060	2,190	–	–	3,437

Vested	(263)	(49)	(1,785)	–	(287)	(2,384)

Forfeited	–	(82)	(1,431)	–	(41)	(1,554)
Outstanding at 31 December 2012	718	929	5,242	–	164	7,053

Other Awards mainly comprises of conditional share awards granted under the Global Share Plan 2010.

The weighted average remaining contractual life of awards outstanding at 31 December 2012 was 0.8 years (2011 – 1.2 years, 2010 – 1.8 years) for the PSP, 0.9 years (2011 – 1.7 years, 2010 – 1.9 years) for the Deferred Bonus Plan, 2.2 years for the EIA and 0.9 years for the other awards (2011 – 1.5 years). There were no awards outstanding under the CIP in 2012 and 2011, the remaining contractual life of awards under the CIP was 0.2 years for 2010.

Section 7 Accounts and other information	137

Share-based payments – charge to income statement

The expense charged to the income statement for share-based payments is as follows:

	2012 $ million	2011 $ million	2010 $ million
Granted in current year	9	9	5

Granted in prior years	25	21	16
Total share-based payments expense for the year	34	30	21

Under the Executive Plans, PSP, EIA and CIP the number of Ordinary Shares over which options and share awards may be granted is limited so that the number of Ordinary Shares issued or that may be issued during the 10 years preceding the date of grant shall not exceed 5% of the Ordinary Share capital at the date of grant. The total number of Ordinary Shares which may be issuable in any 10-year period under all share plans operated by the Company may not exceed 10% of the Ordinary Share capital at the date of grant.

24.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2012 $million	2011 $ million	2010 $ million
Sales to the associates	14	8	8

Purchases from the associates	8	4	4

All sale and purchase transactions occur on an arm’s length basis.

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2012 $million	2011 $ million	2010 $ million
Short-term employee benefits	16	19	13

Share-based payments expense	10	9	3

Pension and post-employment benefit entitlements	1	1	1

Termination benefits	–	1	–
	27	30	17

138 Smith & Nephew Annual Report 2012

Notes to the Group accounts continued

24 Other Notes to the accounts continued

24.3 Principal subsidiary undertakings

The information provided below is given for principal trading and manufacturing subsidiary undertakings, all of which are 100% owned, in accordance with Section 410 of the Companies Act 2006. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
United Kingdom:

Smith & Nephew Healthcare Limited	Medical Devices	England & Wales

Smith & Nephew Medical Limited	Medical Devices	England & Wales

T. J. Smith & Nephew, Limited	Medical Devices	England & Wales
Continental Europe:

Smith & Nephew GmbH	Medical Devices	Austria

Smith & Nephew SA-NV	Medical Devices	Belgium

Smith & Nephew A/S	Medical Devices	Denmark

Smith & Nephew Oy	Medical Devices	Finland

Smith & Nephew SAS	Medical Devices	France

Smith & Nephew Orthopaedics GmbH	Medical Devices	Germany

Smith & Nephew GmbH	Medical Devices	Germany

Smith & Nephew Orthopaedics Hellas SA	Medical Devices	Greece

Smith & Nephew Limited	Medical Devices	Ireland

Smith & Nephew Srl	Medical Devices	Italy

Smith & Nephew Nederland CV	Medical Devices	Netherlands

Smith & Nephew A/S	Medical Devices	Norway

Smith & Nephew Sp Zoo	Medical Devices	Poland

Smith & Nephew Lda	Medical Devices	Portugal

Smith & Nephew SAU	Medical Devices	Spain

Smith & Nephew AB	Medical Devices	Sweden

Smith & Nephew Orthopaedics AG	Medical Devices	Switzerland
USA:

Smith & Nephew Inc.	Medical Devices	United States
Africa, Asia, Australasia and Other America:

Smith & Nephew Pty Limited	Medical Devices	Australia

Smith & Nephew Inc.	Medical Devices	Canada

Smith & Nephew (Alberta) Inc.	Medical Devices	Canada

Tenet Medical Engineering Inc.	Medical Devices	Canada

Smith & Nephew Medical (Shanghai) Limited	Medical Devices	China

Smith & Nephew Medical (Suzhou) Limited	Medical Devices	China

Smith & Nephew Orthopaedics (Beijing) Limited	Medical Devices	China

Smith & Nephew Limited	Medical Devices	Hong Kong

Smith & Nephew Healthcare Private Limited	Medical Devices	India

Smith & Nephew KK	Medical Devices	Japan

Smith & Nephew Limited	Medical Devices	Korea

Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia

Smith & Nephew SA de CV	Medical Devices	Mexico

Smith & Nephew Limited	Medical Devices	New Zealand

Smith & Nephew Inc.	Medical Devices	Puerto Rico

Smith & Nephew Pte Limited	Medical Devices	Singapore

Smith & Nephew (Pty) Limited	Medical Devices	South Africa

Smith & Nephew Limited	Medical Devices	Thailand

Smith & Nephew FZE	Medical Devices	United Arab Emirates

Section 7 Accounts and other information	139

Independent auditor’s report for the Company

Independent Auditor’s Report to the members of Smith & Nephew plc

We have audited the parent company financial statements of Smith & Nephew plc for the year ended 31 December 2012 which comprise the Parent Company balance sheet and the related notes 1 to 10. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

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

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibility Statement set out on page 89, the Directors are responsible for the preparation of the Parent Company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

Scope of the audit of the financial statements

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

Opinion on accounts

In our opinion the Parent Company financial statements:

–	give a true and fair view of the state of the Company’s affairs as at 31 December 2012;

–	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

–	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

–	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

–	the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the Parent Company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

–	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

–	the Parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

–	certain disclosures of Directors’ remuneration specified by law are not made; or

–	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Group financial statements of Smith & Nephew plc for the year ended 31 December 2012.

Les Clifford (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

20 February 2013

140 Smith & Nephew Annual Report 2012

Company balance sheet

	Notes	At 31 December 2012 $ million	At 31 December 2011 $ million
Fixed assets:

Investments	3	3,597	3,598

Current assets:

Debtors	4	2,679	2,145

Cash and bank	7	20	25
		2,699	2,170
Creditors: amounts falling due within one year:

Borrowings	7	(1)	(245)

Other creditors	5	(1,871)	(1,607)

Provisions due in less than one year	6	–	(5)

		(1,872)	(1,857)

Net current assets		827	313
Total assets less current liabilities		4,424	3,911

Creditors: amounts falling due after one year:

Borrowings	7	(415)	–
Total assets less total liabilities		4,009	3,911

Capital and reserves

Equity shareholders’ funds:

Called up equity share capital	8	193	191

Share premium account	8	488	413

Capital reserve	8	2,266	2,266

Treasury shares	8	(735)	(766)

Exchange reserve	8	(52)	(52)

Profit and loss account	8	1,849	1,859
Shareholders’ funds		4,009	3,911

The accounts were approved by the Board and authorised for issue on 20 February 2013 and signed on its behalf by:

Sir John Buchanan	Olivier Bohuon
Chairman	Chief Executive Officer

Section 7 Accounts and other information	141

Notes to the Company accounts

1 Basis of preparation

The separate accounts of the Company are presented as required by the Companies Act 2006. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7 Financial Instruments: Disclosures, the Company is exempt from FRS 29 Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 92 to 138.

The Company has taken advantage of the exemption in FRS 8 Related Party Disclosures not to present its related party disclosures as the Group accounts contain these disclosures. In addition, the Company has taken advantage of the exemption in FRS 1 Cash Flow Statements not to present its own cash flow statement as the Group accounts contain a consolidated cash flow.

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

2 Results for the year

As permitted by section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $167m (2011: $166m).

3 Investments

Accounting policy

Investments in subsidiaries are stated at cost less provision for impairment.

	2012 $ million	2011 $ million
At 1 January	3,598	3,598

Impairment	(1)	–
At 31 December	3,597	3,598

Investments represent holdings in subsidiary undertakings.

The information provided below is given for the principal direct subsidiary undertakings, all of which are 100% owned and, in accordance with Section 410 of the Companies Act 2006, a full list will be appended to Smith & Nephew’s next annual return to Companies House.

	Activity	Country of operation and incorporation
Company Name

Smith & Nephew UK Limited	Holding Company	England & Wales

Smith & Nephew (Overseas) Limited	Holding Company	England & Wales

Refer to Note 24.3 of the Notes to the Group accounts for the principal trading and manufacturing subsidiary undertakings of the Group.

142 Smith & Nephew Annual Report 2012

Notes to the Company accounts continued

4 Debtors

	2012 $ million	2011 $ million
Amounts falling due within one year:

Amounts owed by subsidiary undertakings	2,628	2,113

Prepayments and accrued income	7	5

Current asset derivatives – forward foreign exchange contracts	20	25

Current asset derivatives – currency swaps	2	–

Current taxation	22	2

	2,679	2,145

5 Other creditors
	2012 $ million	2011 $ million
Amounts falling due within one year:

Amounts owed to subsidiary undertakings	1,832	1,574

Other creditors	19	8

Current liability derivatives – forward foreign exchange contracts	20	25

	1,871	1,607

6 Provisions due in less than one year

During quarter four of 2011, a provision of $5m was established by Smith & Nephew plc in connection with the previously disclosed investigation by the US Securities and Exchange Commission (‘SEC’) into potential violations of the US Foreign Corrupt Practices Act in the medical devices industry. On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC in connection with this matter. Smith & Nephew committed to pay slightly less than $23m in fines and profit disgorgement, maintain an enhanced compliance programme, and appoint an independent monitor for at least 18 months to review and report on its compliance programme. Of this total amount of slightly less than $23m, $5.4m specifically relates to profit disgorgement imposed by the SEC on Smith & Nephew plc.

7 Cash and borrowings

Accounting policy

Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2012 $million	2011 $ million
Bank loans and overdrafts due within one year or on demand	1	245

Bank loans due after one year	415	–
Borrowings	416	245

Cash and bank	(20)	(25)

Debit balance on derivatives – currency swaps	(2)	–
Net debt	394	220

All currency swaps are stated at fair value. Gross US Dollar equivalents of $175m (2011 – $112m) receivable and $173m (2011 – $112m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2012 and 2011 to hedge intragroup loans.

Section 7 Accounts and other information	143

8 Equity and reserves

							2012	2011
	Share Capital $ million	Share Premium $ million	Capital Reserves $ million	Treasury Shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total share- holders’ funds $ million	Total share- holders’ funds $ million

At 1 January	191	413	2,266	(766)	(52)	1,859	3,911	3,843

Attributable profit for the year	–	–	–	–	–	167	167	166

Equity dividends paid in the year	–	–	–	–	–	(186)	(186)	(146)

Share-based payments recognised	–	–	–	–	–	34	34	30

Cost of shares transferred to beneficiaries	–	–	–	31	–	(25)	6	7

New shares issued on exercise of share options	2	75	–	–	–	–	77	17

Treasury shares purchased	–	–	–	–	–	–	–	(6)
At 31 December	193	488	2,266	(735)	(52)	1,849	4,009	3,911

Further information on the share capital of the Company can be found in Note 20 of the Notes to the Group Accounts.

The total distributable reserves of the Company are $1,062m (2011 – $1,041m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $167m (2011 – $166m).

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3 of the Notes to the Group Accounts.

9 Share-based payments

The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

The disclosure relating to the Company is detailed in Note 24.1 of the Notes to the Group accounts.

10 Contingencies

	2012 $ million	2011 $ million

Guarantees in respect of subsidiary undertakings	37	42

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

144 Smith & Nephew Annual Report 2012

Group information

Business overview and Group history

Smith & Nephew’s operations are organised into two primary divisions that operate globally: Advanced Surgical Devices and Advanced Wound Management.

The Group has a history dating back over 150 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK in 1856. Following his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

By the late 1990s, Smith & Nephew had expanded into being a diverse healthcare conglomerate with operations across the globe, producing various medical devices, personal care products and traditional and advanced wound care treatments. In 1998, Smith & Nephew announced a major restructuring to focus management attention and investment on three global business units – advanced wound management, endoscopy and orthopaedics – which offered high growth and margin opportunities. In 2011, the Endoscopy and Orthopaedics businesses were brought together to create an Advanced Surgical Devices division.

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

Property, plant and equipment

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area (Square feet 000’s)

Group head office in London, UK	15

Group research facility in York, UK	84

Advanced Surgical Devices headquarters in Andover, Massachusetts, US	144

Advanced Wound Management headquarters and manufacturing facility in Hull, UK	439

Advanced Surgical Devices manufacturing facilities in Memphis, Tennessee, US	971

Advanced Surgical Devices distribution facility in Memphis, Tennessee, US	210

Advanced Surgical Devices manufacturing facility in Aarau, Switzerland	121

Advanced Surgical Devices manufacturing facility in Beijing, China	192

Advanced Surgical Devices manufacturing and warehouse facility in Warwick, UK	90

Advanced Surgical Devices manufacturing and warehouse facility in Tuttlingen, Germany	64

Advanced Surgical Devices distribution facility and European headquarters in Baar, Switzerland	73

Advanced Surgical Devices manufacturing facility in Mansfield, Massachusetts, US	98

Advanced Surgical Devices manufacturing facility in Oklahoma City, Oklahoma, US	155

Advanced Surgical Devices manufacturing facility in Calgary, Canada	17

Advanced Wound Management manufacturing facility in Gilberdyke, UK	51

Advanced Wound Management manufacturing facility in Suzhou, China	283

Advanced Wound Management manufacturing facility in Fort Saskatchewan, Canada	76

Advanced Wound Management US headquarters in St. Petersburg, Florida, US	44

Healthpoint headquarters and laboratory space, Texas, US	79

The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. The Advanced Surgical Devices manufacturing facilities in Memphis, Tennessee are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull and Gilberdyke are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

Section 7 Accounts and other information	145

Contractual obligations

Contractual obligations at 31 December 2012 were as follows:

				Payments due by period
	Total $ million	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million
Debt obligations	452	36	416	–	–

Finance lease obligations	16	2	4	4	6

Operating lease obligations	127	45	55	23	4

Retirement benefit obligation	62	62	–	–	–

Purchase obligations	–	–	–	–	–

Capital expenditure	8	8	–	–	–

Other	18	10	8	–	–
	683	163	483	27	10

Other contractual obligations represent $10m of foreign exchange contracts and $8m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2013 in respect of the Group’s defined benefits plans are: $39m for the UK (including $30m of supplementary payments), $17m for the US plan and $6m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2014 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details are set out on page 78.

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

Related party transactions

Except for transactions with associates (see Note 24.2 of Notes to the Group Accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

146 Smith & Nephew Annual Report 2012

Group information continued

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

During 2012, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of European government debt, particularly those in certain parts of southern Europe. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

Section 7 Accounts and other information	147

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

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Financial position, liquidity and capital resources’ on page 50.

Manufacturing and supply

The Group’s manufacturing production is concentrated at 12 main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tuttlingen in Germany, Fort Saskatchewan and Calgary in Canada and Suzhou and Beijing in China. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

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

Attracting and retaining key personnel

The Group’s continued development depends on its ability to hire and retain highly-skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. If Smith & Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

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

148 Smith & Nephew Annual Report 2012

Group information continued

Regulatory standards and compliance in the healthcare industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See ‘Legal proceedings’ on page 52. Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers could be restricted.

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan and the State Food and Drug Administration in China. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations.

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

Failure to make successful acquisitions

A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing business. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. This could result from the diversion of management resources towards the acquisition or integration process, challenges of integrating organisations of different geographic, cultural and ethical backgrounds, as well as the prospect of taking on unexpected or unknown liabilities. In addition, the availability of global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance.

Other risk factors

Smith & Nephew is subject to a number of other risks, which are common to most global medical technology groups and are reviewed as part of the Group’s risk management process.

Section 7 Accounts and other information	149

Dividends

Dividend history

Smith & Nephew has paid dividends on its Ordinary Shares in every year since 1937. Following the capital restructuring and dividend reduction in 2000 the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the ‘Selected financial data’, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004 the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy, from that of increasing dividends in line with inflation, to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company’s share capital into US Dollars the Board re-affirmed its policy of increasing the dividend by 10% a year in US Dollar terms.

On 2 August 2012, the Board announced its intention to pursue a progressive dividend policy, with the aim of increasing the US Dollar value of Ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows.

From 2013, the Board will review at the time of the full year results, the appropriate level of total annual dividend each year. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. Dividends will continue to be declared in US Dollars with an equivalent amount in sterling payable to those shareholders whose registered address is in the UK, or who have validly elected to receive sterling dividends.

An interim dividend in respect of each fiscal year is normally declared in August and paid in November. A final dividend will be recommended by the Board of Directors and paid subject to approval by shareholders at the Company’s Annual General Meeting.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in ‘Special note regarding forward-looking statements’ and ‘Risk Factors’.

Dividends per share

The table below sets out the dividends per Ordinary Share in the last five years.

				Years ended 31 December
	2012	2011	2010	2009	2008
Pence per share:

Interim	6.811	4.639	4.233	3.650	3.194

Final/Second interim (ii)	11.656(i)	7.444	6.639	6.494	6.194
Total	18.467	12.083	10.872	10.144	9.388
US cents per share:

Interim	11.000	7.333	6.667	6.067	5.511

Final/Second interim (ii)	18.000	12.000	10.911	9.922	9.022
Total	29.000	19.333	17.578	15.989	14.533

(i)	Translated at the Bank of England rate on 19 February 2013.

(ii)	2008 and 2009 Second interim, 2010 to 2012 Final.

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

The 2012 final dividend will be payable on 8 May 2013, subject to shareholder approval.

In respect of the proposed final dividend for the year ended 31 December 2012 of 16.20 US cents per Ordinary Share, the record date will be 19 April 2013 and the payment date will be 8 May 2013. The sterling equivalent per Ordinary Share will be set following the record date. Shareholders may elect to receive their dividend in either sterling or US Dollars and the last day for election will be 19 April 2013. The Ordinary Shares will trade ex-dividend on both the London and New York Stock Exchanges from 17 April 2013.

150 Smith & Nephew Annual Report 2012

Group information continued

Share prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s Ordinary Shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	Ordinary Shares		ADSs
	High £	Low £	High US$	Low US$
Year ended 31 December:

2008	6.91	4.13	68.87	30.39

2009	6.42	4.20	51.38	30.57

2010	6.97	5.38	53.94	41.29

2011	7.42	5.21	60.19	42.17

2012	6.93	5.80	56.13	45.13
Quarters in the year ended 31 December:
2011:

1st Quarter	7.42	6.50	60.19	50.83

2nd Quarter	7.15	6.35	58.18	51.11

3rd Quarter	6.87	5.21	55.30	42.17

4th Quarter	6.26	5.41	48.15	42.68
2012:

1st Quarter	6.43	5.95	51.13	45.57

2nd Quarter	6.40	5.80	51.23	45.13

3rd Quarter	6.93	6.38	56.13	49.50

4th Quarter	6.92	6.38	55.77	51.01
2013:

1st Quarter (to 19 February 2013)	7.34	6.84	58.00	54.28
Last Six Months:
August 2012	6.79	6.50	52.92	51.33

September 2012	6.93	6.61	56.13	52.67

October 2012	6.92	6.44	55.77	51.27

November 2012	6.62	6.38	52.77	51.01

December 2012	6.89	6.63	55.66	53.28

January 2013	7.34	6.84	58.00	55.53

February 2013 (to 19 February 2013)	7.28	6.94	57.43	54.28

Section 7 Accounts and other information	151

Information for shareholders

Financial calendar

Annual General Meeting	11 April 2013
Quarter One results	2 May 2013
Payment of 2012 final dividend	8 May 2013
Half year results announced	1 August 2013 (i)
Quarter Three results announced	31 October 2013
Payment of 2013 first interim dividend	November 2013
Full year results announced	February 2014 (i)
Annual Report available	February/March 2014
Annual General Meeting	April/May 2014

(i)	Dividend declaration dates.

Shareholder facilities

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

Ordinary shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2081 *

Tel: +44 (0) 121 415 7072 from outside the UK.

Website: www.shareview.co.uk

*	Calls to this number are charged at 8p per minute (excluding VAT) plus network extras. Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

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

152 Smith & Nephew Annual Report 2012

Information for shareholders continued

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

Further information about ShareGift is available at www.sharegift.org or by contacting ShareGift at:

ShareGift, 17 Carlton House Terrace, London SW1Y 5AH.

Tel: (+44) (0) 20 7930 3737.

American Depositary Shares (ADSs) and American Depositary Receipts (ADRs)

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

ADS enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:

The Bank of New York Mellon, PO Box 358516, Pittsburgh, PA 15252-8516, USA;

Tel: +1-866-259-2287 inside the US (toll free)

Tel: +1-201-680-6825 internationally

Email: shrrelations@bnymellon.com

A Global Buy DIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global Buy DIRECT contact: The Bank of New York Mellon (as above) or visit www.bnymellon.com/shareowner.

The Company provides The Bank of New York Mellon, as depositary, with copies of Annual Reports containing Consolidated Financial Statements and the opinion expressed thereon by its independent auditors. Such financial statements are prepared under IFRS. The Bank of New York Mellon will send these reports to recorded ADS holders who have elected to receive paper copies. The Company also provides to The Bank of New York Mellon all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. The Bank of New York Mellon makes such notices, reports and communications available for inspection by recorded holders of ADSs and sends voting instruction forms by post to all recorded holders of ADSs.

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com, the Smith-Nephew website www.smith-nephew.com and is quoted daily in the Wall Street Journal.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2012 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers.

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

A fee of two US cents per ADS was paid on the 2011 final dividend and a fee of one US cent per ADS was deducted from the 2012 first interim dividend paid in October. In the period 1 January 2012 to 19 February 2013 the total reimbursed by The Bank of New York Mellon was $156,138.56.

Section 7 Accounts and other information	153

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

As at 19 February 2013, to the knowledge of the Group, there were 19,122 registered holders of Ordinary Shares, of whom 86 had registered addresses in the US and held a total of 183,774 Ordinary Shares (less than 0.2% of the total issued). Because certain Ordinary Shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of Ordinary Shares resident in the US.

Shareholdings

As at 19 February 2013, 6,478,972 ADSs equivalent to 32,394,860 Ordinary Shares or approximately 3.6% of the total Ordinary Shares in issue, were outstanding and were held by 84 registered holders.

Major shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 19 February 2013, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FSA) in 3% or more of the Ordinary Shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of Ordinary Shares, as notified to the Company under the Disclosure and Transparency Rules:

	As at 31 December
	19 February 2013%	2012%	2011%	2010%

Invesco	11.6	11.9	5.0	–

BlackRock, Inc.	5.0	5.0	5.0	5.0

Newton Investment Management Limited	0.9	4.9	5.0	5.0

Legal and General Group plc	3.1	3.0	4.0	5.0

Capital Group of Companies Inc.	–	–	0.7	5.1

Thornburg Investment Management Inc.	–	–	–	4.1

	As at 31 December
	19 February 2013 ’000	2012 ’000	2011 ’000	2010 ’000

Invesco	105,165	107,823	44,901	–

BlackRock, Inc.	44,811	44,811	44,811	44,322

Newton Investment Management Limited	8,196	8,432	44,337	44,735

Legal and General Group plc	28,331	26,906	35,676	44,704

Capital Group of Companies Inc.	–	–	6,138	44,594

Thornburg Investment Management Inc.	–	–	–	36,164

In addition to the above, the Company is aware that Walter Scott & Partners Limited held approximately 39m Ordinary Shares (4.3%) at 19 February 2013.

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

154 Smith & Nephew Annual Report 2012

Share capital continued

Purchase of Ordinary Shares on behalf of the Company

The share buy-back programme was suspended in November 2008, in light of conditions in the financial markets. The programme is kept under review. The Company will seek a renewal of its permission from shareholders to purchase up to 10% of its own shares at the AGM on 11 April 2013. As at 31 December 2012, 68,240,200 (2011 – 68,240,200) Ordinary Shares had been purchased under the share buy-back programme that commenced in February 2007. No shares were purchased in the years between 2009 to 2012.

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

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and Ordinary Shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or Ordinary Shares and who, for US federal income tax purposes, is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the United States, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a ‘US Holder’). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or Ordinary Shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued Ordinary Shares. This discussion does not apply to (i) persons whose holding of ADSs or Ordinary Shares is effectively connected with or pertains to either a permanent establishment in the United Kingdom through which a US Holder carries on a business in the United Kingdom or a fixed base from which a US Holder performs independent personal services in the United Kingdom, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to mark to market, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or Ordinary Shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US Dollar and US Holders liable for alternative minimum tax. In addition, the comments below do not address US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or Ordinary Shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or Ordinary Shares.

The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2012.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the Ordinary Shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are released before shares are delivered to the depositary (‘pre-released’) may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders of ADSs could be affected by actions that may be taken by parties to whom ADSs are pre-released.

Section 7 Accounts and other information	155

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

Dividends paid to certain non-corporate US Holders of Ordinary Shares or ADSs may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

US information reporting and backup withholding

A US Holder may be subject to US information reporting and backup withholding on dividends paid on or the proceeds of sales of ADSs or Ordinary Shares made within the US or through certain US-related financial intermediaries, unless the US Holder is an exempt recipient or, in the case of backup withholding, provides a correct US taxpayer identification number and certain other conditions are met. US backup withholding may apply if there has been a notification from the US Internal Revenue Service of a failure to report all interest or dividends.

Any backup withholding deducted may be credited against the US Holder’s US federal income tax liability, and, where the backup withholding exceeds the actual liability, the US Holder may obtain a refund by timely filing the appropriate refund claim with the US Internal Revenue Service.

Certain US Holders who are individuals (and under proposed Treasury regulations, certain entities) may be required to report information relating to securities issued by a non-US person (or foreign accounts through which the securities are held), subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders should consult their tax advisers regarding their reporting obligations with respect to the Ordinary Shares or ADSs.

UK stamp duty and stamp duty reserve tax

UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of Ordinary Shares. Transfers of Ordinary Shares in certificated form will generally be subject to UK stamp duty at the rate of  1⁄2% of the consideration given for the transfer with the duty rounded up to the nearest £5.

UK stamp duty reserve tax (‘SDRT’) arises when there is an agreement to transfer shares in UK companies ‘for consideration in money or money’s worth’, and so an agreement to transfer Ordinary Shares for money or other consideration may give rise to a charge to SDRT at the rate of  1⁄2% (rounded up to the nearest penny). The charge of SDRT will be cancelled, and any SDRT already paid will be refunded, if within six years of the agreement an instrument of transfer is produced to HM Revenue & Customs and the appropriate stamp duty paid.

Transfers of Ordinary Shares into CREST (an electronic transfer system) are exempt from stamp duty so long as the transferee is a member of CREST who will hold the Ordinary Shares as a nominee for the transferor and the transfer is in a form that will ensure that the securities become held in uncertificated form within CREST. Paperless transfers of Ordinary Shares within CREST for consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions will be collected by CREST at  1⁄2%, and this will apply whether or not the transfer is affected in the United Kingdom and whether or not the parties to it are resident or situated in the United Kingdom.

United Kingdom

A charge of stamp duty or SDRT at the rates of 1 1⁄2% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of Ordinary Shares to the Depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the Depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

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

156 Smith & Nephew Annual Report 2012

Selected financial data

	2012 $ million	2011 $ million	2010 $ million	2009 $ million	2008 $ million
Income statement

Revenue	4,137	4,270	3,962	3,772	3,801

Cost of goods sold	(1,070)	(1,140)	(1,031)	(1,030)	(1,077)
Gross Profit	3,067	3,130	2,931	2,742	2,724

Selling, general and administrative expenses	(2,050)	(2,101)	(1,860)	(1,864)	(1,942)

Research and development expenses	(171)	(167)	(151)	(155)	(152)
Operating profit	846	862	920	723	630

Net interest receivable/(payable)	2	(8)	(15)	(40)	(66)

Other finance (costs)/income	(3)	(6)	(10)	(15)	(1)

Share of results of associates	4	–	–	2	1

Profit on disposal of net assets held for sale	251	–	–	–	–
Profit before taxation	1,100	848	895	670	564

Taxation	(371)	(266)	(280)	(198)	(187)

Attributable profit for the year	729	582	615	472	377
Earnings per Ordinary Share
Basic	81.3¢	65.3¢	69.3¢	53.4¢	42.6¢

Diluted	80.9¢	65.0¢	69.2¢	53.3¢	42.4¢
Adjusted attributable profit

Attributable profit for the year	729	582	615	472	377

Acquisition related costs	11	–	–	26	61

Restructuring and rationalisation expenses	65	40	15	42	34

Legal settlement	–	23	–	–	–

Amortisation of acquisition intangibles and impairments	43	36	34	66	51

Profit on disposal of net assets held for sale	(251)	–	–	–	–

Taxation on excluded items	82	(17)	(10)	(26)	(30)

Adjusted attributable profit	679	664	654	580	493
Adjusted basic earnings per Ordinary Share (‘EPSA’) (i)	75.7¢	74.5¢	73.6¢	65.6¢	55.6¢

Adjusted diluted earnings per Ordinary Share (ii)	75.4¢	74.2¢	73.6¢	65.5¢	55.4¢

(i)	Adjusted basic earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the average number of shares.

(ii)	Adjusted diluted earnings per Ordinary Share is calculated by dividing adjusted attributable profit by the diluted number of shares.

Section 7 Accounts and other information	157

	2012 $ million	2011 $ million	2010 $ million	2009 $ million	2008 $ million
Group balance sheet
Non-current assets	3,498	2,542	2,579	2,480	2,523

Current assets	2,144	2,080	2,154	2,071	1,985

Assets held for sale	–	125	–	14	–

Total assets	5,642	4,747	4,733	4,565	4,508
Share capital	193	191	191	190	190

Share premium	488	413	396	382	375

Treasury shares	(735)	(766)	(778)	(794)	(823)

Retained earnings and other reserves	3,938	3,349	2,964	2,401	1,957

Total equity	3,884	3,187	2,773	2,179	1,699
Non-current liabilities	828	422	1,046	1,523	1,841

Current liabilities	930	1,119	914	863	968

Liabilities directly associated with assets held for sale	–	19	–	–	–

Total liabilities	1,758	1,560	1,960	2,386	2,809

Total equity and liabilities	5,642	4,747	4,733	4,565	4,508

Group cash flow statement
Cash generated from operations	1,184	1,135	1,111	1,030	815

Net interest paid	(4)	(8)	(17)	(41)	(63)

Income taxes paid	(278)	(285)	(235)	(270)	(186)
Net cash inflow from operating activities	902	842	859	719	566

Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(265)	(321)	(307)	(318)	(289)

Acquisitions and disposals	(782)	(33)	–	(25)	(16)

Proceeds on disposal of net assets held for sale	103	–	–	–	–

Investment in associate	(10)	–	–	–	–

Cash received from Plus settlement	–	–	–	137	–

Facility fee paid	–	–	–	–	2

Proceeds from own shares	6	7	8	10	4

Equity dividends paid	(186)	(146)	(132)	(120)	(109)

Issue of ordinary capital and treasury shares purchased	77	11	10	7	(174)
	(155)	360	438	410	(16)

Exchange adjustments	5	(6)	13	(21)	(6)

Opening (net debt)/net cash	(138)	(492)	(943)	(1,332)	(1,310)

Closing net debt	(288)	(138)	(492)	(943)	(1,332)

Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	7%	4%	18%	43%	78%

Dividends per Ordinary Share (iii)	26.1¢	17.40¢	15.82¢	14.39¢	13.08¢

Research and development costs to Revenue	4.1%	3.9%	3.8%	4.1%	4.0%

Capital expenditure (including intangibles but excluding goodwill) to revenue	6.4%	7.5%	7.7%	8.4%	7.7%

(iii)	The Board has proposed a final dividend of 16.20 US cents per share which together with the first interim dividend of 9.90 US cents makes a total for 2012 of 26.10 US cents.

158 Smith & Nephew Annual Report 2012

Articles of association

The following summarises certain material rights of holders of the Company’s Ordinary Shares under the material provisions of the Company’s articles of association and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s articles of association. In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of an Ordinary Share.

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

Directors

Under the Company’s articles of association, a Director may not vote in respect of any contract, arrangement, transaction or proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the Director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the Director will share equally with other employees and (f) relating to any insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (and/or officers) of the Company.

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

There were no material modifications to the rights of shareholders under the Articles during 2012.

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

Section 7 Accounts and other information	159

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

160 Smith & Nephew Annual Report 2012

Cross Reference to Form 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Page
Part I
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	156–157
	B – Capitalisation and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	146–148
Item 4	Information on the Company
	A – History and Development of the Company	144
	B – Business Overview	3, 19–33, 97–101, 146–148
	C – Organisational Structure	3, 138
	D – Property, Plant and equipment	144
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	22–33, 43–53
	B – Liquidity and Capital Resources	50-51
	C – Research and Development, patents and licences, etc.	21
	D – Trend information	19-20, 51, 53
	E – Off Balance Sheet Arrangements	145
	F – Tabular Disclosure of Contractual Obligations	145
	G – Safe Harbor	Inside back cover
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	58–61, 65
	B – Compensation	74-86
	C – Board Practices	58–66, 68-69
	D – Employees	2
	E – Share Ownership	85-86, 133–137
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	153
	– Host Country Shareholders	153
	B – Related Party Transactions	137, 145
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	88–138
	– Legal Proceedings	52–53
	– Dividends	149
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	150, 153
	B – Plan and Distribution	n/a
	C – Markets	153
	D – Selling Shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	158–159

Section 7 Accounts and other information	161

Page
	C – Material Contracts	29
	D – Exchange Controls	153
	E – Taxation	154–155
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	Inside back cover
	I – Subsidiary Information	138
Item 11	Quantitative and Qualitative Disclosure about Market Risk	113-119, 146–148
Item 12	Description of Securities Other than Equity Securities	n/a
Item 12D	American Depository shares	152–153
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	66-67, 70, 91
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	68
Item 16B	Code of Ethics	66
Item 16C	Principal Accountant Fees and Services	67, 70
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchase	153
Item 16F	Change in Registrant’s Certifying Accountant	None
Item 16G	Corporate Governance	62
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	88–138
Item 19	Exhibits

162 Smith & Nephew Annual Report 2012

Glossary of terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.
ADR	In the US, the Company’s Ordinary Shares are traded in the form of ADSs evidenced by American Depository Receipts (‘ADRs’).
ADS	In the US, the Company’s Ordinary Shares are traded in the form of American Depositary Shares (‘ADSs’).
Advanced Surgical Devices	A product group comprising products for orthopaedic replacement and reconstruction, endoscopy devices and trauma devices. Products for orthopaedic replacement include systems for knees, hips, and shoulders. Endoscopy devices comprise of support products for orthopaedic surgery such as computer assisted surgery and minimally invasive surgery techniques using specialised viewing and access devices, surgical instruments and powered equipment. Orthopaedics trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames.
Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.
AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
ASD	Advanced Surgical Devices division.
AWM	Advanced Wound Management division.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
DUROLANE	DUROLANE is a registered trademark of Q-MED AB.
EBITA	Earnings before interest, tax and amortisation.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Emerging markets	Emerging markets include Greater China, India, Brazil and Russia.
EPSA	Adjusted Earnings Per Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
ERP	Enterprise Resource Planning: a software system which integrates internal and external management information, facilitating the flow of information across an organisation.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
GMP	Good manufacturing practice or ‘GMP’ is the guidance that outlines the aspects of production and testing that can impact the quality of a product.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
International markets	International Markets include Middle East, North Africa, Southern Africa, Latin America, ASEAN, South Korea and Eastern Europe.
LSE	London Stock Exchange.

Section 7 Accounts and other information	163

Term	Meaning
Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in certain patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NYSE	New York Stock Exchange.
Orthobiologics products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.
Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer-assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products include joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.
OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.
Parent Company	Smith & Nephew plc.
Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Repair	A product group within ASD comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.
Resection	Products that cut or ablate tissue within ASD comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.
SEC	US Securities and Exchange Comission
Trading profit	Trading profit is a trend which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; acquisition costs; and gains and losses resulting from legal disputes and uninsured losses.
UK	United Kingdom of Great Britain and Northern Ireland.
UK GAAP	Accounting principles generally accepted in the United Kingdom.
US	United States of America.
US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.
US GAAP	Accounting principles generally accepted in the United States of America.
Visualisation	Products within ASD comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.
Wound bed	An area of healthy dermal and epidermal tissue of a wound.

164 Smith & Nephew Annual Report 2012

Index

2011 Financial highlights	48
2012 Financial highlights	46
Accountability, Audit and Internal Control Framework	66, 70
Accounting Policies	96
Accounts Presentation	96
Acquisitions	130
Acquisition related costs	103
Advanced Surgical Devices – Business segment review	22
Advanced Wound Management – Business segment review	28
American Depository Shares	152, 153
Articles of Association	158, 159
Assets held for sale	132
Audit fees	102
Board	58, 59
Business overview	2, 3, 4
Business segment information	97
Cash and borrowings	113
Chairman’s statement	5
Chief Executive Officer’s statement	9
Company Auditor’s Report	139
Company Balance Sheet	140
Company Notes to the Accounts	141
Contingencies	122
Contractual obligations	145
Corporate Governance Statement	57
Critical accounting policies	51
Cross Reference to Form 20-F	160
Currency fluctuations	21
Currency translation	96
Deferred taxation	119
Directors’ Remuneration Report	75
Directors’ responsibilities for the accounts	89
Directors’ responsibility statement	89
Dividends	128, 149
Earnings per share	105
Employees/People	2, 39
Employees’ Share Trust	128
Executive officers	60, 61
Factors affecting results of operations	54, 55
Financial instruments	116
Financial position, liquidity and capital resources	50
Financial highlights	43
Glossary of terms	162
Goodwill	107
Governance and policy	56
Group Balance Sheet	93
Group Cash Flow Statement	94
Group history	144

Group Income Statement	92
Group Notes to the Accounts	96
Group overview	2
Group Statement of Changes in Equity	95
Group Statement of Comprehensive Income	92
Independent Auditor’s Reports	90, 91
Information for shareholders	151
Intangible assets	108
Intellectual property	21
Interest	103
Inventories	111
Investments	110
Investment in associates	110
Investor information	151
Key Performance Indicators	16
Leases	116,132
Legal proceedings	52
Manufacturing, supply and distribution	20
Marketplace	19
New accounting standards	96
Off-Balance Sheet arrangements	145
Operating profit	101
Other finance (costs)/income	103
Outlook and trend information	53
Parent Company accounts	139
Payables	113
People/Employees	2,39
Principal subsidiary undertakings	138
Provisions	121
Property, plant and equipment	106,144
Receivables	112
Regulation	20
Related party transactions	137,145
Research and development	21, 46, 101
Restructuring and rationalisation expenses	103
Retirement benefit obligation	122
Risk factors	146
Risk management	54
Sales and marketing	19
Selected financial data	156
Share based payments	133
Share capital	127, 154
Shareholder return	149
Strategy	8
Sustainability	34
Taxation	47,104
Taxation information for shareholders	157
Treasury shares	128

About Smith & Nephew

The Smith & Nephew Group (the ‘Group’) is a global medical devices business operating in the markets for advanced surgical devices comprising orthopaedic reconstruction, trauma and sports medicine and advanced wound management, with revenue of approximately $4 billion in 2012. Smith & Nephew plc (the ‘Company’) is the parent company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (‘ADSs’).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2012. It comprises, in a single document, the Annual Report and Accounts of the company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (‘SEC’).

Smith & Nephew operates on a worldwide basis and has distribution channels in over 90 countries. In the more established countries by revenue, the Group’s business operations are organised by divisions. In the majority of the remaining markets, operations are managed by country managers who are responsible for sales and distribution of the Group’s entire product range. These comprise the Emerging Markets and International Markets.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not, and should not be regarded as being, part of or incorporated into this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 162 to 163. The product names referred to in this document are identified by use of capital letters and are trademarks owned by or licensed to members of the Group.

Presentation

The Group’s fiscal year end is 31 December. References in this Annual Report to a particular year are to the fiscal year unless otherwise indicated. Except as the context otherwise requires, ‘Ordinary Share’ or ‘share’ refer to the Ordinary Shares of Smith & Nephew plc of 20 US cents each.

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 19 February 2013, the Bank of England rate was US$1.5443 per £1.

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

The Accounts of the Group in this Annual Report are presented in millions (‘m’) unless otherwise indicated.

Special note regarding forward-looking statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (‘SEC’), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. In particular, statements regarding expected revenue growth and trading profit margins discussed under ‘Outlook and Trend Information’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Specific risks faced by the Group are described under ‘Risk factors’ on pages 146 to 148 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

Division data

Division data and division share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

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

The inks used are renewable, biodegradable and emit fewer Volatile Organic Compounds (VOCs) than mineral-oil inks.

They are based on high levels of renewable raw materials such as vegetable oils and naturally occuring resin.

The inks do not contin any toxic heavy metals and therefore, do not pose a problem if placed in landfill.

Designed by Radley Yeldar.

Printed by RR Donnelley 472599.

T +44 (0) 20 7401 7646
F +44 (0) 20 7960 2356

www.smith-nephew.com

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

London, England

February 28, 2013

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

4	(a) (i)	Material Contract: Facility Agreement and Appendices dated 9 December 2010 by and among Barclays Capital, BNP Paribas SA, Deutsche Bank AG, JP Morgan Chase, Lloyds Banking Group, Royal Bank of Scotland, Société Générale SA and Smith & Nephew plc	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

	(iii)*	Material contract: Transaction agreement dated November 27, 2012 by and among Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Orthopaedics AG, Sudbury Acquisitions N.V., DFB Pharmaceuticals, Inc., Healthpoint, Ltd., Healthpoint International, LLC, DFB Biotech of Curaçao, N.V. and Healthpoint Canada ULC.		X

	(iv)*	Material Contract: Amendment to the transaction agreement dated December 21, 2012 by and among DFB Pharmaceuticals, Inc., and Smith & Nephew, Inc.		X

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Julie Brown		X

	(iv)	Side letter to the Service Agreement of Julie Brown		X

	(v)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Re-Appointment of Joseph Papa	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(vii)	Letter of Appointment of Ajay Piramal	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(viii)	Letter of Appointment of The Rt. Hon Baroness Bottomley of Nettlestone DL		X

	(ix)	Letter of Re-Appointment of Richard De Schutter		X

	(x)	Letter of Re-Appointment of Pamela Kirby		X

	(xi)	Letter of Re-Appointment of Brian Larcombe		X

	(xii)	Letter of Re-Appointment of Rolf Stomberg		X

	(xiii)	Letter of Appointment of Michael A Friedman		X

*	Confidential treatment has been requested. Confidential material has been redacted and filed separately with the SEC.

4	(c) (xiv)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xv)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xvi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xvii)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xviii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xix)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xx)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xxi)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxii)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxiii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xxiv)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxv)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxvi)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxvii)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

4	(c) (xxviii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxix)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

	(xxx)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxxi)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxxii)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 333-168544 filed on August 5, 2010 (File No. 1-14978)

	(xxxiii)	Smith & Nephew Sharesave Plan (2012)		X

	(xxxiv)	Smith & Nephew International Sharesave Plan (2012)		X

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a-14(a)		X

	(b)	Certification of Julie Brown filed pursuant to Exchange Act Rule 13a-14(a)		X

13	(a)	Certification of Olivier Bohuon and Julie Brown furnished pursuant to Exchange Act Rule 13a-14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X