Form 20-F/A
period 2012-12-31
SMITH & NEPHEW PLC
filed 2013-05-21
CIK 845982

UNITED STATES
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

This Amendment No. 1 to Form 20-F is filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed by Smith & Nephew plc (“Smith & Nephew”) on February 28, 2012 (the “Form 20-F”) in order to refile Exhibits 4(a)(iii) and 4(a)(iv).

Exhibit 4(a)(iii) is a transaction agreement (the “Agreement”) dated November 27, 2012 by and among Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Orthopaedics AG, Sudbury Acquisitions N.V., DFB Pharmaceuticals, Inc., Healthpoint, Ltd., Healthpoint International , LLC, DFB Biotech of Curaçao, N.V. and Healthpoint Canada ULC. Exhibit 4(a)(iv) is an amendment to the Agreement dated December 21, 2012 by and among DFB Pharmaceuticals, Inc. and Smith & Nephew, Inc. Portions of Exhibits 4(a)(iii) and 4(a)(iv) were redacted and filed separately with the Securities Exchange Commission pursuant to a request for confidential treatment. The purpose of this Amendment No. 1 to Form 20-F is to replace Exhibits 4(a)(iii) and 4(a)(iv) with new versions in which certain of the information previously redacted is now included without redaction. Exhibits 4(a)(iii) and 4(a)(iv) to this Amendment No. 1 to Form 20-F supersede and replace the corresponding exhibits originally filed with the Form 20-F. Certain other portions of these new versions of Exhibits 4(a)(iii) and 4(a)(iv) will continue to be redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

This Amendment No. 1 to Form 20-F, including revised Exhibits 4(a)(iii) and 4(a)(iv), speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

(iii)* †
Material contract: Transaction agreement dated November 27, 2012 by and among Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Orthopaedics AG, Sudbury Acquisitions N.V., DFB Pharmaceuticals, Inc., Healthpoint, Ltd., Healthpoint International, LLC, DFB Biotech of Curaçao, N.V. and Healthpoint Canada ULC.
X

	(iv)* †	Material Contract: Amendment to the transaction agreement dated December 21, 2012 by and among DFB Pharmaceuticals, Inc., and Smith & Nephew, Inc.		X

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iv)	Side letter to the Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(v)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Re-Appointment of Joseph Papa	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(vii)	Letter of Appointment of Ajay Piramal	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(viii)	Letter of Appointment of The Rt. Hon Baroness Bottomley of Nettlestone DL	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(ix)	Letter of Re-Appointment of Richard De	Form 20-F for the year ended December 31, 2012

* Confidential treatment has been requested. Confidential material has been redacted and filed separately with the SEC.
† The exhibits and schedules to this agreement have been omitted from the filing. Smith & Nephew plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules.

	Schutter	filed on February 28, 2013 (File No. 1-14978)

(x)	Letter of Re-Appointment of Pamela Kirby	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

(xi)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

(xii)	Letter of Re-Appointment of Rolf Stomberg	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

(xiii)	Letter of Appointment of Michael A Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

4	(c) (xiv)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xv)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xvi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xvii)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xviii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xix)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xx)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xxi)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxii)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxiii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xxiv)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxv)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxvi)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxvii)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

4	(c) (xxviii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxix)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

	(xxx)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxxi)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxxii)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 333-168544 filed on August 5, 2010 (File No. 1-14978)

	(xxxiii)	Smith & Nephew Sharesave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(xxxiv)	Smith & Nephew International Sharesave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

8		Principal Subsidiaries	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a-14(a)		X

	(b)	Certification of Julie Brown filed pursuant to Exchange Act Rule 13a-14(a)		X

13	(a)	Certification of Olivier Bohuon and Julie Brown furnished pursuant to Exchange Act Rule 13a-14(b)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

15.1		Consent of Independent Registered Public Accounting Firm	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Smith & Nephew plc
(registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

London, England
May 21, 2013