Form 20-F
period 2013-12-31
SMITH & NEPHEW PLC
filed 2014-03-06
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 918,167,367 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

State-of-the-art medical technology still needs a highly skilled pair of hands to use it.

Supporting healthcare professionals for over 150 years

ANNUAL REPORT 2013

smith&nephew

SMITH & NEPHEW ANNUAL REPORT 2013

CORPORATE GOVERNANCE
Our Board of Directors*	44
Our Executive Officers*	46
Corporate Governance Statement*	48
Audit Committee Report*	58
Directors’ remuneration report	62

Smith & Nephew is a global medical technology business. We have leadership positions in our four chosen specialities:

– Orthopaedic Reconstruction

– Advanced Wound Management

– Sports Medicine

– Trauma & Extremities

This success is built upon our three values of: – Innovation – Trust – Performance

*These sections and pages 95, 97 and 99 form the Directors’ Report.

SMITH & NEPHEW ANNUAL REPORT 2013	1

Our mission

Delivering advanced medical technologies that help healthcare professionals, our customers, improve the quality of life for their patients

$4.4bn	$987m	$810m
Revenue [1] up 4%	Trading profit [1,2] up 5%	Operating profit [1] up 1%

76.9¢	61.7¢	27.4¢
Adjusted earnings per share [2] up 3%	Earnings per share down 23%	Dividends per share up 5%

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	Explanations of these non-GAAP financial measures are provided on pages 161 to 163.

You can read more about our financial performance in the financial review on page 36

2
SMITH & NEPHEW ANNUAL REPORT 2013
GROUP STRATEGIC REPORT

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	3

4	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Financial highlights

We delivered a good

performance in 2013

TRADING PROFIT[2] MARGIN
-60bps	22.7%

TRADING PROFIT TO CASH CONVERSION[2]
89%

OPERATING PROFIT MARGIN
-180bps	18.6%

OPERATING PROFIT AS A PERCENTAGE OF CASH GENERATED FROM OPERATIONS
71%

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	Explanations of these non-GAAP financial measures are provided on pages 161 to 163.
3	Earnings per share and adjusted earnings per share have been restated following the adoption of the revised IAS 19 Employee Benefits standard. See Note 1 of the Notes to the Group accounts.

You can read more about our financial performance in the financial review on page 36

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	5

Chairman’s statement

Dear Shareholder,

In 2013, Smith & Nephew generated good underlying revenue and trading profit growth.

We continued to focus investment on growth opportunities and returned significant value to Shareholders through increased dividends and a share buy-back programme. Momentum increased throughout the year as we delivered on our strategy to reshape Smith & Nephew for the future.

Our revenue was $4,351 million, up 4% on an underlying basis. Advanced Wound Management delivered strong growth, led by Healthpoint Biotherapeutics, our major 2012 acquisition. Sports Medicine Joint Repair had another successful year, and we improved our performance in Orthopaedic Reconstruction.

Almost 13% of our revenues now come from emerging market countries, up from just over 8% in 2010. We were one of the first companies in our sector to focus on these markets. We are building sustainable businesses through the strategy of establishing direct relationships with customers, as well as developing tailored products. In 2013, we invested further in our existing teams and made acquisitions in Brazil, India and Turkey to strengthen our platform.

Our trading profit was up 5% on an underlying basis at $987 million. The trading profit margin of 22.7% met our expectations as we invested more in the emerging markets and in research & development, and cost of the US medical device excise tax ($24 million in 2013).

Ethics, compliance & governance

We give high priority to compliance and ethics, as well as health, safety and the environment. The Board continues to encourage management in their drive to ensure all of Smith & Nephew’s programmes are world-class.

The Board also places great emphasis on governance and is mindful of its responsibility to promote the long-term interests of the Company for all our stakeholders. This is described in detail in the Corporate Governance section of this Annual Report (pages 44 – 85).

Creating sustainable value

Smith & Nephew has a long track record of creating value for Shareholders. For instance, we have paid a dividend every year since 1937. Since 2006, during my tenure as Chairman, it is pleasing to report that we have delivered a compound annual growth rate in adjusted earnings per share of 8% against a FTSE 100 average of 6%, along with a dividend compound growth rate of 14%. And the share price is up more than 90% in that time. The Group generated trading cash flow of $5.9 billion between 1 January 2006 and 31 December 2013, demonstrating our vitality over the long-term.

In 2013, we set out a Capital Allocation Framework that will govern how we prioritise the use of the strong cash flow we generate. This framework will guide our continued

investment in organic growth, and maintenance of a progressive dividend. It also gives us headroom to make further acquisitions and includes a commitment to return any excess capital to Shareholders. It is underpinned by a desire to maintain a strong balance sheet to ensure solid investment grade credit metrics.

Following these principles, we spent $226 million on a share buy-back programme during the year. This, together with the 2012 dividend increase, resulted in a total distribution to Shareholders in 2013 of $465 million, two and a half times the level of the prior year.

The Board is pleased to propose a final dividend for the year of 17.0¢ per share, giving a total dividend for 2013 of 27.4¢, up 5% year-on-year.

Board changes

I will step down as Chairman of Smith & Nephew at the Annual General Meeting in April 2014. Roberto Quarta joined the Board as Non-executive Director in December 2013 and will take over as Chairman. Roberto has impressive business and board experience and is chairman of IMI plc, a FTSE 100 listed engineering business and of Clayton, Dubilier & Rice, Europe, a private equity firm.

Our Senior Independent Non-executive Director, Richard De Shutter, and Non-executive Director Ajay Piramal, will also both retire at the Annual General Meeting. I would like to thank them for their service. In particular, Richard’s contribution in this most important role has been invaluable. We are fortunate to have as replacement the highly experienced Brian Larcombe, who will become Senior Independent Non-executive Director.

In 2013, we welcomed to the Board Julie Brown as Chief Financial Officer and Michael Friedman as Non-executive Director. Julie has quickly established herself as an effective Executive Director and her influence is already seen in many areas, including the Capital Allocation Framework. Michael’s expertise in the US healthcare system and experience leading a major research and treatment institution has enhanced the Board.

Setting Smith & Nephew apart

During 2013, I was reminded of the quality of our people as we reviewed our responses to natural disasters, providing resources to aid recovery in the Philippines and in our own offices and communities, under Olivier Bohuon’s leadership, responding to a major flood at the Advanced Wound Management site in Hull, UK and to a tornado near our facility in Oklahoma City, US. The tenacity and compassion sets Smith & Nephew apart, as it has throughout our history of supporting healthcare professionals for more than 150 years.

It has indeed been a privilege working with the people at Smith & Nephew and to serve the interests of customers, employees and Shareholders. The Company has shown great resilience in the recent economic environment, building services for customers and value for Shareholders. There is an excellent team in place, both Executive and Non-executive.

I wish the Company well for a promising future.

Yours sincerely,

Sir John Buchanan

Chairman

6	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Smith & Nephew today

We are operating in growth markets

TOTAL SEGMENT VALUE		TOTAL SEGMENT VALUE
ADVANCED SURGICAL DEVICES		ADVANCED WOUND MANAGEMENT
$23.2bn	+4%	$7.0bn	+4%

GLOBAL POPULATION

Source: United Nations – World Population Prospects, The 2012 Revision.

You can read more about our financial performance in the marketplace review on page 16

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	7

With a business model
that creates value

OUR MISSION STATEMENT Delivering advanced medical technologies that help healthcare professionals, our customers, improve the quality of life for their patients OUR VALUES

8	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Smith & Nephew today continued

We are organised by

our areas of expertise

Advanced Surgical Devices
ORTHOPAEDIC RECONSTRUCTION
Specialist hip and knee implant systems.
REVENUE[1]
$1,518m	-1%
2012 $1,540m

TRAUMA & EXTREMITIES
Internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
REVENUE[1,2]
$486m	+4%
2012 $474m

SPORTS MEDICINE JOINT REPAIR
Instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
REVENUE[1,2]
$496m	+7%
2012 $474m

ARTHROSCOPIC ENABLING TECHNOLOGIES
Cutting, visualisation and fluid management technologies necessary for Sports Medicine Joint Repair.
REVENUE[1,2]
$441m	-2%
2012 $458m

OTHER ASD
Including gynaecological instrumentation.
REVENUE[1,2]
$74m	+14%
2012 $162m

Advanced Wound Management
ADVANCED WOUND CARE
Products for the treatment of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds.
REVENUE[1]
$843m	+1%
2012 $849m

ADVANCED WOUND DEVICES
Traditional and single-use Negative Pressure Wound Therapy (‘NPWT’) and hydrosurgery systems.
REVENUE[1]
$213m	+20%
2012 $180m

ADVANCED WOUND BIOACTIVES
Bioactive technologies that provide unique approaches to debridement and dermal repair and regeneration.
REVENUE[1]
$280m	+47%
2012 N/A

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	The 2012 revenue by franchise has been restated to 2013 product franchises.

You can read more about our franchise areas in the segment analysis on pages 24 to 33

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	9

With over 11,000 employees supporting healthcare professionals globally

10	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Chief Executive Officer’s review of strategy

We are successfully reshaping and rebalancing Smith & Nephew

OUR STRATEGIC PRIORITIES

1 ESTABLISHED MARKETS
Build upon existing strong positions, win market share through greater innovation and drive efficiencies to liberate resources.
2 EMERGING & INTERNATIONAL MARKETS
Deliver market leadership in the Emerging & International Markets by building strong, direct customer relationships and developing products specifically designed for these populations.
3 INNOVATE FOR VALUE
Accelerate our rate of innovation by investing more in research & development to support projects that will move clinical and cost boundaries and deliver maximum value.
4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL
Pursue maximum efficiency in everything we do, streamline our operations and manufacturing, remove duplication and build strong global functions to support our commercial teams.
5 SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS
Build our platform by acquiring complementary technologies, manufacturing and distribution in the emerging markets and complementary products or businesses in our higher growth segments.

You can read more about our strategy in action throughout the report in boxed out case studies.

Dear Shareholder,

For more than 150 years Smith & Nephew has supported healthcare professionals as they improve the quality of life for patients. Today we do this by providing advanced medical technologies that move clinical boundaries and reduce economic costs.

We focus where we see developing needs and invest in new products and techniques to improve outcomes and expand access. Through these actions we are at the forefront of fast growing segments such as Sports Medicine and Advanced Wound Bioactives, are leaders in the emerging markets, and continue to develop in our more mature segments. We are building a sustainable business to best support surgeons, nurses and healthcare managers in the future.

In 2013, I am pleased to report that we made significant progress, expanding our product portfolio, building our platform, growing in the emerging markets and embedding a culture of perpetual efficiency.

Accelerating innovation

In 2013, we maintained a high rate of innovation, launching major new products such as the natural-motion JOURNEYà II BCS Total Knee System and, in Sports Medicine, HEALICOILà REGENESORBà, an innovative next generation bio-composite suture anchor. We also delivered 23 new Advanced Wound Management products, such as the DURAFIBERà Ag antimicrobial dressing.

Looking ahead, we have a strong product pipeline, particularly in Trauma & Extremities and Sports Medicine. Overall we increased research & development (‘R&D’) investment to $231 million in 2013, representing 5.3% of revenue, and are committed to maintaining these high levels of investment and innovation going forward. We were proud to be named one of Forbes Magazine’s ‘Most Innovative Companies’ of 2013.

We are also investing in medical education to ensure that our customers continue to have access to the best training on our products and techniques. This includes significant online resources such as Education and Evidence. Launched in 2013, this is a powerful new e-learning platform for surgeons to access and share peer-to-peer education.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	11

so that ever more of our business comes from areas of higher growth

Healthpoint acquisition delivers

Our major acquisition at the end of 2012, Healthpoint Biotherapeutics, has given us a leading position in bioactives, the fastest growing segment of Advanced Wound Management. This business has out-performed our expectations, increasing its revenue by 47% in 2013. With its unique portfolio, excellent sales execution and expertise in product research and development, it is an outstanding addition to Smith & Nephew.

Leaders in emerging markets

Throughout 2013, we have built upon our leading position in the emerging markets, generating strong revenue growth. We enhanced our platform, investing in the sales force and infrastructure in markets such as Mexico and the Middle East, as well as acquiring distributors in Turkey and Brazil. By having a direct relationship with our customers we are able to offer them a fuller range of products and services.

We see a major opportunity to create portfolios for patients in the economic mid-tier across the emerging markets, and launched our first products and acquired the Sushrut-Adler Indian trauma business in 2013.

Perpetual efficiency

These strategic investments and many other initiatives have been made possible through our continued drive to be more efficient, to reduce cost, and to simplify and improve our operating model. In 2011, we announced an initial programme to generate annual savings of $150 million and this will be largely complete by the end of 2014. We are now a leaner business, and, as importantly, we are embedding a culture of perpetual efficiency into our processes and future thinking.

Sustainability

Our mission at Smith & Nephew is to help our customers improve people’s lives. I can think of nothing more intrinsic to this mission than operating sustainably and responsibly to deliver long-term benefits. In 2013, we maintained our commitment to our customers, patients, employees, communities and Shareholders. This was again recognised in our inclusion in the FTSE4Good and Dow Jones Sustainability indices.

Sir John Buchanan

Sir John Buchanan will step down as Chairman of the Board in April 2014. I wish to thank Sir John for his leadership, counsel and dedication over the past nine years. As Chairman he has overseen a number of significant changes and has given me tremendous support in my role as Chief Executive Officer. We are confident that in Roberto Quarta we have found another excellent Chairman.

Acquisition of ArthroCare Corp

In February 2014, we announced our intention to acquire ArthroCare, an innovative medical devices company with a highly complementary sports medicine franchise. Based in Austin, Texas, ArthroCare’s technology and products will significantly strengthen our portfolio – and we will use our global footprint to drive substantial new revenue growth. We expect to complete this acquisition in the middle of 2014 for a net cost of approximately $1.5 billion.

Rebalancing Smith & Nephew

Smith & Nephew made excellent progress in 2013, delivering both revenue and earnings growth and generating strong cash flow. I would like to thank our employees for their contribution during the year. It was their dedication and focus that achieved these results, and importantly, are enabling us to accomplish our programmes to make the Group fit and effective for the future.

We are successfully reshaping and rebalancing Smith & Nephew so that even more of our business comes from areas of higher growth. In this way we will continue to deliver the best support for our customers and the greatest value for our Shareholders.

Yours sincerely,

Olivier Bohuon

Chief Executive Officer

12	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Strategic performance

This is how we measure

our performance

1 ESTABLISHED MARKETS

PERFORMANCE

Our businesses in the Established Markets grew by 5% in the US and was flat in the Other Established Markets, where the macro-economic environment in Europe continues to be weak.

By franchise, our performance relative to estimated global segment growth was slightly below in hip and knee reconstruction and trauma, around market in the higher growth joint repair segment of sports medicine and well above in advanced wound management. Hip and Knee Implant performance in 2013 was held back by our relatively high exposure to the weak European market, our position in the product cycle and metal-on-metal hip headwinds.

Our performance in the second half of 2013 was better than the first half, as a result of our investments in marketing, medical education and new products.

For more detail on the market and competition see pages 16 to 18.

GLOBAL OUTLOOK

Established Markets for Smith & Nephew are the US, Europe, Japan, Australia, New Zealand and Canada.

In these markets we expect the challenging economic conditions to continue, requiring realigned business models and focused investment, albeit that there are some signs of improvement in the US.

2 EMERGING & INTERNATIONAL MARKETS

PERFORMANCE

The Emerging & International Markets grew at 18%, exceeding Established Markets rates and contributing half of annual revenue growth for the Group.

These geographies now represent 13% of the Group’s overall revenue.

During 2013:

–  Our success in China continued with growth of over 30% and now it is our 6th largest country by revenue

–  Significant investment to drive growth organically (e.g. Mexico and Saudi Arabia) and through acquisitions (Brazil, Turkey, India)

–  We put in place our strategy to address the mid-tier market.

GLOBAL OUTLOOK

Emerging & International Markets represent those outside of the Established Markets including Brazil, China, India and Russia.

The healthcare environment in these markets is rapidly expanding and with the right investments offers significant opportunities for the Group.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	13

3 INNOVATE FOR VALUE

PERFORMANCE

R&D investment now represents 5.3% of revenue, an increase in spending of 35% in reported terms. We have maintained our strong momentum of introducing new products:

–  In ASD, we successfully launched the JOURNEY II BCS Knee System and our Sports Medicine franchise expanded through a next generation HEALICOIL suture anchor range and we also expanded our Extremities offering

–  Over 20 new AWM products launched

–  In our Emerging & International Markets we launched a low-cost camera to drive market expansion and access to minimally invasive joint repair

–  Launched new medical education websites to support healthcare professionals.

GLOBAL OUTLOOK

Innovation offers the key to meeting the realities of healthcare and economic paradigm in both Established and Emerging & International Markets. New products, technologies and surgical techniques hold the potential of reducing the overall cost of healthcare.

4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL

PERFORMANCE

Trading profit grew by 5% and trading profit margin decreased slightly to 22.7% as expected. Targeted investments, increased R&D and the new US Medical Device tax were partially off-set by efficiency and cost initiatives

Key initiatives included:

–  Continuing to deliver our $150 million per annum efficiency savings programme

–  Expansion of the Suzhou facility continues on track

–  Started roll-out of major Europe- wide single IT and business intelligence platform.

GLOBAL OUTLOOK

By simplifying and improving our operating model we can liberate resources to invest in growth opportunities and meet the persistent price pressure. A simpler and more efficient organisation allows us to make faster and better decisions.

5 SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS

PERFORMANCE

2013 has been another active year from a business development perspective, mainly focused on supporting our Emerging & International Markets strategy:

–  Acquisition of distributors in Brazil and Turkey

–  Acquisition of a mid-tier trauma business in India

–  Successful integration of Healthpoint Biotherapeutics which we acquired in 2012.

GLOBAL OUTLOOK Acquisitions and partnerships are important elements which supplement organic investment and provide increased opportunity for high growth and value creation.

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	Explanations of these non-GAAP financial measures are provided on pages 161 to 163.

14	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Chief Financial Officer’s overview

We have delivered good revenue and
earnings growth

Dear Shareholder,

When I joined Smith & Nephew in February 2013 I found a business with a unified sense of purpose – helping customers to improve the quality of life of patients – and a clear strategy to deliver this in a sustainable manner across our Established and Emerging & International Markets. The management team were making choices about where to invest to maximise our impact today and to ensure Smith & Nephew has the products and platform for the future.

For me, the role of Finance is as a strategic partner, enabling and supporting the business as it makes investments and drives efficiencies, and ensuring we can maintain our financial strength and discipline. I believe Smith & Nephew has made significant progress in 2013 and that judicious financial management has been and remains central to our success.

Strong revenue and earnings

For the full year 2013, we generated good underlying revenue and trading profit growth and met our margin expectations. Revenue was $4,351 million, an underlying 4% increase. Trading profit was $987 million, up 5% underlying. The trading profit margin was 22.7% a reduction of 60bps. Our adjusted earnings per share were 76.9¢, up 3%. The trading cash flow was $877 million, reflecting a trading profit to cash conversion ratio of 89%.

Capital Allocation Framework

We consider that the efficient use of capital on behalf of Shareholders is an important objective. We have delivered good revenue and earnings growth and strong cash generation in the challenging markets of the last few years.

During 2011, we announced our Strategic Priorities, focusing our business on liberating resources to invest in driving greater growth. In order to support this strategy, the Board believes in maintaining an efficient, but prudent, capital structure, while retaining the flexibility to make value enhancing acquisitions. This approach was set out in the new Capital Allocation Framework announced in May 2013.

The Capital Allocation Framework will be used to prioritise the use of cash and ensure an appropriate capital structure. Our commitment, in order of priority, is to:

1.	continue to invest in the business to drive organic growth;
2.	maintain our progressive dividend policy;
3.	realise acquisitions in-line with strategy; and
4.	return any excess capital to Shareholders.

This is underpinned by maintaining leverage ratios commensurate with solid investment grade credit metrics.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	15

and strong cash generation

In-line with the above framework, and reflecting our confidence in the successful execution of our Strategic Priorities, we commenced a $300 million share buy-back programme in May 2013. As of 31 December 2013 we had spent $226 million. This programme was suspended following our agreement to acquire ArthroCare, announced on 3 February 2014.

Liberating resources

In August 2011, Smith & Nephew announced a programme to drive structural efficiencies in order to liberate the resources needed to fund investment in the emerging markets and R&D, targeting savings of at least $150 million per annum. The cost of the currently identified programmes is expected to be $160 million in cash and $40 million in non-cash costs.

To date the Group has realised annualised benefits of $131 million and we expect to complete the programme in early 2015 and realise slightly more than the anticipated benefits. The costs are on track. As a result of this programme and other actions, a culture of continuously looking to be more efficient is being embedded across the Group.

Acquisitions

During the year the Group has completed acquisitions of manufacturing and distribution businesses in Turkey, Brazil and India. The aggregate cost was $126 million. Through these acquisitions, we are implementing a number of our Strategic Priorities: to build leadership positions in the Emerging & International Markets; to supplement our organic growth through acquisitions; and to bring forward mid-tier portfolios to these countries.

Outlook

We anticipate the market conditions seen in the second half of 2013 to continue in 2014. We expect the US to be stable with some signs of improvement, Europe to remain challenging and the emerging markets to continue to offer opportunities for higher growth.

In terms of revenue growth by franchise, we expect:

–  Orthopaedic Reconstruction, continuing its recent improved performance, to grow at approaching the market rate;

–  Trauma & Extremities, building upon our recent investments, to grow overall at the market rate, but with a stronger second half to the year;

–  Sports Medicine, with its strong product pipeline, to deliver growth above the market rate; and

–  Advanced Wound Management, with its unique mix of leading products, to deliver another year of growth above the market. Within this, we expect Advanced Wound Bioactives to grow at a rate in the mid-teens.

In terms of trading profit margin, we expect to exceed our 2013 performance.

I am confident that our continuing focus on efficiency, coupled with further investments to drive growth and the disciplined use of our strong cash flow will generate greater value for our Shareholders.

Yours sincerely,

Julie Brown

Chief Financial Officer

16	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Our marketplace

We operate in

dynamic markets

Market trends

Demand for healthcare continues to increase worldwide influenced by the following trends:

Increased longevity and average age

As a result of improvements in healthcare and living conditions, life expectancy across the world has increased in modern times and this increase is expected to continue.

The Organisation for Economic Co-operation and Development (‘OECD’) calculates the average life expectancy at birth in 2010 as 79.7, a significant rise from the 70.3 calculated in 1970.

As a consequence of longer life expectancy and the falling birth rates in many developed countries, there is an expanding gap between the demand for healthcare and the ability of governments to supply healthcare. Demand for healthcare will increase because of the ageing world population but at the same time the changing balance of age in the population means that, relatively speaking, there is potentially an accompanying decrease in funds available for healthcare raised through taxation of the working population.

More active lifestyles

Demand for healthcare is also increasing because people now expect to maintain active lifestyles longer into retirement and to return to activity sooner after treatment. This has resulted in a desire for less invasive surgery and quicker recovery times. Patients also desire products with a better replication of natural movement and an ability to cope with more rigorous activity over a longer period.

Obesity and associated chronic diseases

Obesity is an increasing global problem which causes more wear on the joints of the human body and increases demand for orthopaedic reconstruction.

Across the OECD countries, an average of 18% of the population is obese; this has increased from 13% in 2000.

Obesity also increases the risk of diabetes which can lead to other medical conditions and complications. In 2012, the International Diabetes Federation estimated that 8.3% of the world’s population (371 million people] suffer from diabetes and this is projected to rise to 9.9% (552 million people] by 2030.

There is a proven link between diabetes and a higher risk of surgical site infections which increases the risk of surgical procedures on diabetic patients. This risk can be minimised with the use of specialist wound care products designed to lower the risk of infection.

It is estimated that up to 10% of people with diabetes also suffer from diabetic foot ulcers. These ulcers are prone to infection, causing an increased risk of amputation, increased morbidity and are a significant burden on the health system.

Increased affluence in emerging markets

The emerging markets are becoming more affluent and therefore more able to afford medical treatments. However, the cost of many medical devices restricts access by the wider population.

Patient awareness

In certain countries, patients are becoming increasingly aware, from the internet and direct-to-customer advertising, of the various healthcare options and treatments available. This has led to some increased patient influence over the product purchasing decisions of medical service providers.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	17

Global economic crisis

The supply of healthcare in many of our markets is funded by governments. The global economic crisis in recent years has placed increased pressure on governments around the world to reduce or constrain healthcare expenditure.

In summary

The increased demand for healthcare products and the limitation of available resources is widening the funding gap. Providing technologies that deliver value by improving clinical outcomes while reducing the consumption of overall healthcare resources is vital for the success and sustainability of medical device businesses.

Regulatory standards and compliance in the healthcare industry

The international medical device industry is highly regulated. Regulatory requirements are important in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan and the China Food and Drug Administration.

In general, the trend in many countries in which we do business is towards higher expectations and increased enforcement activity by governmental authorities.

We are committed to doing business with integrity and welcome the trend to higher standards in the healthcare industry. We and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See ‘Legal proceedings’ on page 130.

RESPONDING TO THE MARKET

Smith & Nephew is committed to developing products that respond to the demand and supply pressures faced by the healthcare industry. Some examples are set out below.

Our VERILASTà Technology has been laboratory tested to demonstrate wear performance sufficient for 30 years of use enabling a total replacement option for younger, more active patients.

PICOà is our single use NPWT product which brings the wound healing benefits of NPWT to a wider audience due to its discrete size and portability. Research is also proving the benefits of NPWT products to reduce recovery times after major surgery, such as caesarean sections.

VISIONAIREà, our patient matched instrumentation, uses the patient’s MRI and X-rays to design cutting blocks specific to each patient. This may reduce surgery time by eliminating several sizing and alignment steps and improves precision in fitting the implant.

We are developing products targeting the middle economic tier of the emerging markets to capitalise on their forecast growth. This will enable doctors and nurses to deliver quality products to new patient communities around the world.

18	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Our marketplace continued

Dependence on government and other funding

In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments. Funds may be made available or withdrawn from healthcare budgets as a result of government policy. We are therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.

Pricing of our products is largely governed in most developed markets by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where we operate. This control may be exercised by determining prices for an individual product or for an entire procedure. We are exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on revenue and operating profit. In particular, from 2013 changes to the healthcare legislation in the US have imposed significant taxes on medical device manufacturers. There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of our markets.

Competitors

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. Providers are under pressure to reduce the total cost of healthcare delivery. In order to achieve this there has been some consolidation in our customer base, as well as amongst our competitors, and these trends are expected to continue in the long term. We compete against both local and multinational corporations, including some with greater financial, marketing and other resources.

Our competitors include Arthrex, Biomet, DePuy Synthes, Stryker and Zimmer in our Advanced Surgical Devices division and Coloplast, Convatec, Kinetic Concepts and Molnlycke in our Advanced Wound Management division.

Customers

In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, the healthcare providers are largely government organisations funded by tax revenues. In the US, our major customers are public and private hospitals, which receive revenue from private health insurance and government reimbursement programmes. Medicare is the major source of reimbursement in the US, for knee and hip reconstruction procedures and for wound treatment regimes.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	19

Our business

Our mission is to deliver

advanced medical technologies

Improving quality of life

Smith & Nephew’s business model, set out on page 7, supports our mission to deliver advanced medical technologies to help healthcare professionals, our customers, improve the quality of life for their patients.

Through it we:

–  invest in research & development to create innovative new solutions that improve clinical outcomes and reduce the economic burden on healthcare systems;

–  rigorously enforce regulatory and compliance standards, conducting business ethically everywhere we operate;

–  ensure our manufacturing, supply and distribution footprint is lean and efficient;

–  provide medical education and product training to healthcare professionals to help ensure safe and effective treatment for patients; and

–  support our sales and marketing teams to guarantee our customers have the advanced technologies and supporting services they need to treat their patients.

Our business model is underpinned by our values and Capital Allocation Framework:

–  our values of Innovation, Trust and Performance focus our people on being responsive to the needs of our customers; energetic, creative and passionate in our work; and building lasting and close relationships with our stakeholders; and

–  Our Capital Allocation Framework enables us to invest for the future, both in organic growth and through acquisitions, whilst also generating value for Shareholders today through a progressive dividend policy and commitment to return any excess capital.

By implementing our Strategic Priorities we increase momentum throughout the business model to:

–  build on our strong position in the Established Markets;

–  realise the significant opportunities in the Emerging & International Markets;

–  maintain an unremitting focus to innovate for value;

–  simplify and improve our operating model to maximise efficiency; and

–  supplement our organic growth through acquisitions.

Research and development

We have a deep knowledge of the needs of surgeons and nurses, we understand the economic pressures healthcare payers work under, and we recognise that patients are demanding better treatment options to restore quality of life. These factors inform our research and development (‘R&D’) strategy, which is at the heart of our business model.

In 2013, we again delivered many new and innovative products. These included a major new knee platform, the JOURNEY II BCS; the first sports medicine product to use Smith & Nephew’s proprietary advanced biocomposite material in the HEALICOIL REGENESORB Suture Anchor; and DURAFIBER Ag, combining a highly absorbent, gelling fibre dressing with the antimicrobial benefits of silver.

We have a strong new product pipeline for 2014, with many innovations scheduled, in particular in Sports Medicine Joint Repair, Trauma and Advanced Wound Management.

These new products, and many more currently in development, are a result of our focus on R&D. We invested $231 million in this area in 2013. At 5.3% of revenue this is an increase from the 4.1% spent in the previous year. We expect to maintain our investment level at around 5% of revenue going forward.

We are highly disciplined in project selection. Our R&D experts in the UK, US, Europe, China and India have extensive customer and sector knowledge, which is augmented by ongoing interaction with our marketing teams. Strict criteria are applied to ensure new products fulfil an unmet clinical need, have a strong commercial case, and are technologically feasible. Our R&D teams also work closely with manufacturing and supply chain management to ensure we can produce new products to clinical, cost and time specification.

Open Innovation

As part of our R&D strategy, Smith & Nephew supports and works with numerous small companies looking for help with developing and commercialising new technologies.

As supporters of NASA’s TecFusion Open Innovation programme we access and support companies developing highly creative, often disruptive, technologies that are funded by the US federal government.

We are a primary sponsor of the Massachusetts Medical Device Development Center (‘M2D2’) New Venture Competition, supporting entrepreneurial product development by early-stage medical device companies.

20	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Our business continued

We are the commercial partner in SWAN-iCare, an EU-funded initiative to bring multidisciplinary European research teams together to deliver a next generation integrated autonomous solution for monitoring and adapting personalised therapy of foot and leg ulcers.

InVentures

Smith & Nephew also welcomes new product concepts from surgeons. Through our InVentures programme we collaborate to bring ideas to reality. InVentures evaluates surgeon concepts for technical and market viability and our development team works hand-in-hand with surgeons to deliver new products that advance healing. Commercialised products benefit from the global selling power of Smith & Nephew.

In 2013, we introduced a new MODULAR RAIL SYSTEM for deformity correction and limb restoration that was designed in collaboration with Dror Paley MD through the InVentures programme. This new treatment option highlights our increased investment in extremities and limb restoration, and our commitment to working directly with surgeon inventors.

Intellectual property

We protect the results of our research and development through patents and other forms of intellectual property. The Group’s patent portfolio currently includes in excess of 5,000 patents and patent applications. Patent protection for our products is sought routinely in our principal markets.

We also have a policy of protecting our products by registering trademarks under the local laws of markets in which such products are sold. We vigorously protect our trademarks against infringement.

3 INNOVATE FOR VALUE

New treatment for venous leg ulcers

HP802-247 is an investigational human cell therapy for the treatment of venous leg ulcers currently in Phase III trials. Results from Phase llb trials investigating the efficacy of HP802-247 were previously published in The Lancet.

Based on in vitro studies, HP802-247 is believed to release various growth factors and cytokines into the micro-environment of the wound. These living cells are anticipated to interact with the patient’s own cells to stimulate wound healing. HP802-247 has been designed to deliver a defined cell ratio (keratinocyte:fibroblasts) to support optimal tissue regeneration.

Venous leg ulcers are increasingly common and costly to healthcare systems and a cause of prolonged suffering for patients. These wounds are caused by swelling and inflammation secondary to blockage or backflow in the veins of the legs. many venous ulcers fail to heal even after three months of standard treatment and develop into chronic, non-healing wounds.

Based on an estimated figure of 2.5 million venous leg ulcers in the United States alone and a study of actual direct treatment costs of $9,685 per person, the annual cost of treating these wounds is likely to be in the many billions of dollars. Accordingly, the availability of innovative and more effective treatment strategies for such high-risk wounds could provide tremendous benefits to both patients and society.

In addition to protecting our market position by filing and enforcing patents and trademarks, we may oppose third party patents and trademark filings where appropriate in those areas that might conflict with our business interests.

In the ordinary course of business, we enter into a number of licensing arrangements with respect to our products. None of these arrangements individually is considered material to our current operations and financial results.

Regulatory and compliance

Code of conduct and business principles

Smith & Nephew earns trust with patients, customers, healthcare professionals, authorities and the public by acting in an honest and fair manner in all aspects of its operations. We expect the same from those with whom we do business, including distributors and independent agents that sell our products, as well as vendors that interact with others on our behalf. Our Code of Conduct and Business Principles (‘Code’) governs the way we operate to achieve these objectives.

Smith & Nephew takes into account ethical, social, environmental, legal and financial considerations as part of its operating methods. We have a robust whistle-blowing system in all jurisdictions in which Smith & Nephew operates. We are committed to upholding our promise in our Code that we will not retaliate against anyone who makes a report in good faith.

New employees receive training on our Code, and we assign annual compliance training to employees. In 2013, we created two additional courses: a refresher course on Preventing Bribery and Corruption and ‘Effective Communication’.

Global compliance programme

Smith & Nephew has implemented what we believe is a world-class Global Compliance Programme that helps our businesses manage risk and comply with laws and regulations. In 2013, Smith & Nephew continued to strengthen its comprehensive compliance programme, which includes global policies and procedures, on-boarding and annual training for its employees, managers, independent agents and key employees of distributors and high risk vendors around the world, monitoring and auditing processes, and reporting channels. Through a global intranet website, we provide resources and tools to guide employees to make decisions that comply with the law and our Code and earn trust. We conduct advance review and approval for any significant interactions with healthcare professionals or government officials. New distributors are subject to due diligence and are contractually obligated to comply with applicable laws and our Code. Their management are required to take compliance training and certify that they will ensure their employees and agents comply with the law and our Code. In 2013, we launched a compliance programme toolkit, in multiple languages, for our distributors to provide them with the resources to establish their own compliance programme. The toolkit includes draft policies, training materials and approval forms.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	21

In 2012, under the terms of the Company’s Foreign Corrupt Practices Act (‘FCPA’) settlement (see Note 17.3 of the Notes to the Group accounts), we retained an independent monitor to review the effectiveness of our compliance programme and make recommendations, as appropriate, for further enhancements to the programme. In collaboration with the independent monitor, our programme has been enhanced even further. In late 2013, the monitor completed his 18-month review and concluded that Smith & Nephew’s compliance programme is reasonably designed and implemented to detect and prevent violations of the anti-corruption laws and is functioning effectively. Smith & Nephew will report directly to the US Department of Justice (‘DOJ’) and the US Securities and Exchange Commission (‘SEC’) for the remainder of the three-year settlement agreement.

Manufacturing

We continue to implement Lean Manufacturing throughout our factories and the supply chain to improve and sustain higher levels of service, quality, productivity and efficiency.

Core competencies include: materials technology; high-precision machining in Advanced Surgical Devices; and high-volume, automated manufacturing in Advanced Wound Management.

4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL

Perpetual efficiency

The significant investments undertaken in 2013 have been possible through our successful drive to be more efficient, reduce cost, and simplify and improve our operating model.

In 2011, we announced a programme to generate annual savings of $150 million. As a result of our work to date, we have annualised benefits of $131 million. The programme will be largely complete by the end of 2014.

Significant actions included a major reorganisation when we created the Advanced Surgical Devices division, the opening of an extension to our Advanced Wound Management factory in Suzhou, China, and the introduction of a major new IT platform.

We are now a leaner business, and, as importantly, we are embedding a culture of perpetual efficiency into our processes and future thinking.

We purchase raw materials, components, finished products and packaging materials from certain key suppliers. These principally include metal forgings and stampings for orthopaedic products, optical and electronic sub-components and finished goods for sports medicine products, active ingredients and finished goods for Advanced Wound Management and packaging materials across all businesses. Suppliers are selected, and contracts negotiated, by a centralised procurement team wherever possible, with a view to ensure value for money based on the total spend across the Group.

We outsource manufacturing where necessary to obtain specialised expertise or where it is possible to gain lower cost without undue risk to intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to specification, and establish and maintain a quality system. Suppliers are trained and are monitored through on-site assessments and performance audits that include quality, service and delivery.

Finished goods purchased for resale include screen displays, optical and electrical devices in the Advanced Surgical Devices division and skincare products in the Advanced Wound Management division.

We operate a number of manufacturing facilities around the globe, which are predominantly division specific, and a number of central distribution facilities in the key geographical areas in which we operate. Products are shipped to Group companies which hold small amounts of inventory locally for immediate or urgent customer requirements.

Advanced Surgical Devices

The Advanced Surgical Devices division’s largest manufacturing operation is based in Memphis (Tennessee, US), with additional production and assembly plants based in Mansfield (Massachusetts, US), Oklahoma City (Oklahoma, US), Aarau (Switzerland), Tuttlingen (Germany), Beijing (China), Calgary (Canada), Warwick (UK) and Sangameshwar (India).

The Memphis facilities produce key products and instrumentation in our Knee Implants, Hip Implant and Trauma franchises. These include the JOURNEY II BCS and LEGIONà knees, the ANTHOLOGYà Primary Hip System and key Trauma products such as the PERI-LOCà Ankle Fusion Plating System and TRIGENà Intramedullary Nails. In addition to this, Memphis is the home to the design and manufacturing process of the VISIONAIRE Patient Matched Instrumentation Sets.

The Mansfield facility focuses on sports medicine related products for minimally invasive surgery including the FAST FIXà 360 Meniscal Repair System, FOOTPRINTà PK Suture Anchor, DYONICSà Platinum Shaver Blades, ENDOBUTTONà CL Ultra and the HEALICOIL PK suture anchor.

The Aarau, Tuttlingen, Beijing and Warwick facilities produce a large number of products including key Trauma products, the PLUSà knee and hip range and the BIRMINGHAMà Hip Resurfacing System. The facility in Oklahoma City deals mainly with the assembly of surgical digital equipment, such as HD560 Camera.

A distribution facility in Baar (Switzerland) serves as the main holding and consolidation point for markets in Europe. In the US, the distribution hub is located in Memphis.

Advanced Wound Management

Advanced Wound Management is headquartered in Hull (UK) which is home to a large proportion of the division’s manufacturing activities. There are also manufacturing facilities in Gilberdyke (UK), Suzhou (China), Curaçao (Dutch Caribbean), Alberta (Canada) and Oklahoma City.

The products made at the Hull site cover the therapies of Exudate Management (Foam products – principally ALLEVYNà), Burns treatment (ACTICOATà) and Wound Closure (OPSITEà film products). Several brands produced in Hull, such as JELONETà and BACTIGRASà, will be transitioning to Suzhou in 2014.

A key base material used in the production of a large number of dressings is the intermediate bulk rolls of film which are manufactured in the Gilberdyke (UK) facility. The facility in Alberta (Canada) provides specific expertise in the addition of silver coatings onto the ACTICOAT burns range prior to shipping to Hull for the final conversion process into finished dressings.

22	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Our business continued

The Suzhou facility opened in 2009 initially to manufacture some Foam products within Exudate Management. It has since expanded to take on production of some Film Wound Closure products.

NPWT is an area of the business which is growing strongly. The majority of the NPWT components are bought in from third parties and assembled in the Advanced Surgical Devices Oklahoma City facility, with the exception of the dressings used for the PICO product which are manufactured in Hull.

Manufacturing for Advanced Wound Bioactives takes place in Curacao, and at various third party facilities in the US. The products are distributed from a third party logistics facility in San Antonio, Texas.

Advanced Wound Management distribution hubs are located in Neunkirchen (Germany) and Derby (UK) for international distribution, Bedford (UK) for UK domestic distribution and Lawrenceville (Georgia, US) for US distribution.

Medical education

Smith & Nephew is dedicated to helping healthcare professionals improve the quality of care for patients. We are proud to support the professional development of surgeons and nurses by providing them with medical education and training on our Advanced Surgical Devices and Advanced Wound Management products.

Every year thousands of customers attend our state-of-the-art training centres in the US, UK and China and Smith & Nephew courses at multiple hospitals and facilities around the world. Working under expert guidance, attendees refine techniques and learn new skills, whilst experiencing the safe and effective use of our products. We also support healthcare professionals through our online resources such as the Global Wound Academy and, for surgeons, our Education and Evidence website.

1 ESTABLISHED MARKETS

Pioneering e-learning

We have extended our commitment to medical education in 2013 with the launch of Education and Evidence, a new e-learning platform for surgeons to access and share peer-to-peer educational resources. It follows the success of our Global Wound Academy (www.globalwoundacademy.com) which has more than 46,000 registered users.

Education and Evidence supports joint repair and replacement, extremities and trauma specialties. The member-based service at www.smith-nephew.com/education/ hosts more than 1,000 videos, articles, surgical techniques, podcasts, training courses, tablet PC apps and iBooksTM. It uses an innovative search engine and self-profiling to tailor content to users, while also enabling the sharing of resources with colleagues.

Through these powerful e-learning tools we are delivering on our Strategic Priorities, reinforcing our position in the Established Markets and extending our reach in the Emerging & International Markets.

Sales and marketing

Our customers are the providers of medical and surgical treatments and services in over 90 countries worldwide. The largest single customer worldwide is a purchasing group based in the UK that represented 6% of our worldwide revenue in 2013.

In our Established Markets, our Advanced Surgical Devices are principally shipped and invoiced directly to healthcare providers, hospitals and other healthcare facilities. Certain Advanced Wound Management products are shipped and invoiced to wholesale distributors and others are consigned to distributors that lease the devices to healthcare providers, hospitals and other healthcare facilities and end-users.

Each division operates its own dedicated sales force as the customer for the divisions’ products are usually different. Our US sales forces consist of a mixture of independent contract workers and employees. Sales agents are contractually prohibited from selling products that compete with our products. In most Other Established Markets, each division typically manages employee sales forces directly.

In our Emerging & International Markets we operate through direct selling and marketing operations, and through distributors. In these markets, our Advanced Surgical Devices franchises frequently share sales resources. The Advanced Wound Management sales force may be separate where it calls on different customers.

Our people

Smith & Nephew had over 11,000 employees in 2013. We are committed to attracting, engaging, developing and retaining employees as well as to being a responsible corporate citizen.

Our employees are dedicated to our core values of Innovation, Trust and Performance which represent the foundation of our culture.

Investing in our people and communities helps ensure the long-term sustainability of our business. In 2013, we executed actions to address employee feedback from our Global Survey and also participated in the Great Places to Work survey in many of our markets.

Attracting the best talent and developing and engaging our employees is critical to achieving and sustaining our business objectives and overall performance. Our appointments are made on merit and in alignment with a core set of competencies and values of which ethics and integrity are central. We prioritise the development and promotion of our employees whenever possible.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	23

Each year, Smith & Nephew conducts a comprehensive global development and capability review process to identify high-potential employees and ensure they have career development plans in place. Talented employees are provided with opportunities to develop and grow their skills and career. Current programmes include the CEO Forum, designed to develop talent and provide exposure to the broader business, and the General Managers Meeting, held annually to align these key leaders with the Group’s strategy and goals. In addition, the Board reviews succession plans for key executive roles. We have succession plans for critical positions across our business and have taken proactive steps to recruit specialist and leadership talent to augment our current team.

Our performance management process ensures all employees set objectives which align to our overall business goals. Reward systems are focused on promoting high-performance and ethical behaviour. Our Code of Conduct is an important measure of individual performance. All employees are required each year to complete training and certify their adherence to this Code.

Smith & Nephew strives to create a more engaged and productive workforce and focuses on measures to drive employee engagement. These include an understanding of the Group’s mission and direction, sense of employee involvement, focus and adaptability to customers and market place. We continue to listen to our employees, via regular surveys and focus groups, and we value their opinions.

Diversity at Smith & Nephew

Smith & Nephew believes that diversity fuels innovation. We are committed to employment practices based on equality of opportunity, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job.

The Board and Executive Officers continue to recognise the importance of diversity and over the last two years have expanded their own diversity profile. Three of our 12 Board members are female.

At 31 December 2013, Smith & Nephew had the following breakdown of employees:

Number of Employees [1]

Directors
Male	9
Female	3
Total	12

Senior Managers and above [2]
Male	484
Female	140
Total	624

Total employees
Male	7,203
Female	4,821
Total	12,024
1 Number of employees as at 31 December 2013 including part time employees and employees on leave of absence.
2 Senior managers and above includes all employees classed as Directors, Senior Directors, Vice Presidents and Executive Officers and includes all statutory Directors of our subsidiary companies.

We aim to provide an open, challenging, productive and participative environment based on constructive relationships. We maintain good communications with employees through regular and timely information and consultation.

We provide clearly communicated goals and performance standards, and the training, information and authority needed to do a good job. We provide fair recognition and reward based on performance. Our annual CEO Award recognises employees who deliver exceptional results in-line with our core values, encouraging innovation and a spirit of continuous improvement at all levels. We are committed to working with employees to develop each individual’s talents, skills and abilities. We provide encouragement to learn and progress and to participate fully in the quest for continuous improvement. We recruit, employ and promote employees on the sole basis of the qualifications and abilities needed for the work to be performed. We do not tolerate discrimination on any grounds and provide equal opportunity based on merit.

We are committed to building diversity in a working environment where there is mutual trust and respect and where everyone feels responsible for the performance and reputation of our Company. We are committed to providing healthy and safe working conditions for all employees. We achieve this by ensuring that health and safety and the working environment are managed as an integral part of the business, and we recognise employee involvement as a key part of that process.

We do not use any form of forced, compulsory or child labour. We support the Universal Declaration of Human Rights of the United Nations. This means we respect the human rights, dignity and privacy of the individual and the right of employees to freedom of association, freedom of expression and the right to be heard.

24	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Segment performance: Advanced Surgical Devices

Advanced Surgical Devices	............................

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	Explanation of these non-GAAP financial measures are provided on pages 161 to 163.
3	The 2012 revenue by franchise has been restated to 2013 product franchises.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	25

The Emerging & International Markets have become an increasingly important opportunity for our products

Overview

In Advanced Surgical Devices (‘ASD’) we develop, manufacture and sell products in the following franchise areas:

Orthopaedic Reconstruction

Smith & Nephew offers a range of specialist products for orthopaedic reconstruction in its Knee Implants and Hip Implants franchises.

Implant bearing surfaces such as the proprietary OXINIUMà Oxidized Zirconium continue to be a point of differentiation for Smith & Nephew. OXINIUM Technology combines the enhanced wear resistance of a ceramic bearing with the superior toughness of a metallic bearing. When combined with highly cross-linked polyethylene (‘XLPE’) it results in our proprietary VERILAST Technology. In Hip Implants, the combination of a ceramicised metal head and a polyethylene lined cup have been shown in joint registry data to have superior five-year survivorship (97.9%) compared to implants made from any other material. In Knee Implants, the LEGION Primary Knee with VERILAST Technology is the only knee implant with a 30-year wear performance claim – more than double the length of wear performance testing of conventional technologies.

Knee Implants

Smith & Nephew offers a range of products for specialised knee procedures. The JOURNEY II BCS Total Knee System was launched in the US in 2013. It is designed to restore the normal kinematic motion by replicating the anatomic shapes of a normal, healthy knee.

The LEGION/GENESISà II Total Knee System is a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision.

These systems also feature VERILAST Technology, our advanced bearing surface and also utilised VISIONAIRE Patient-Matched Instrumentation.

With VISIONAIRE Instrumentation, a patient’s MRI and X-rays are used to create customised cutting blocks that allow the surgeon to achieve optimal mechanical axis alignment of the new implant. In addition, VISIONAIRE also helps save time by reducing the number of steps and instruments needed in the operating room.

5 SUPPLEMENT GROWTH WITH ACQUSITIONS

Leadership in India

The Emerging & International Markets have become an increasingly important opportunity for our products. The acquisition of India’s Sushrut-Adler, a leader in trauma products, greatly enhanced our portfolio for this fast growing segment.

Sushrut-Adler has a long and distinguished history, a reputation for quality products and a loyal customer base. Its trauma portfolio strongly complements our established positions in orthopaedic reconstruction and sports medicine in India. From our enhanced platform we can develop further products for the mid-tier in India and for export. We are delivering on our Strategic Priorities to build leadership positions in the Emerging & International Markets and to bring forward products for these countries.

26	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Segment performance: Advanced Surgical Devices continued

Hip Implants

For Hip Implants, core systems include the ANTHOLOGY Hip System, SYNERGYà Hip System, the SMF Short Modular Femoral Hip System, the R3 Acetabular System, the POLARCUPà Dual Mobility Hip System and the SL-PLUS Hip Family System.

In 2013, we launched the SMF Monolithic Hip Stem which is intended to capitalise on the clinically proven flat taper cementless primary stem. The SMF Monolithic Stem family of products allows the surgeon to use the convenience of a one piece stem and the advantage of a short stem.

We also introduced the POLARSTEMà HA Cementless Stem System in the US for state-of-the-art minimally invasive surgical techniques that preserve bone and soft tissue, with good functionality and reproducible results.

Trauma & Extremities

Our Trauma & Extremities franchise offers both internal and external devices, as well as other products used in the stabilisation of severe fractures and deformity correction procedures.

During 2013, the US business refined its commercial model to increase the focus and resources addressing the opportunities in the high-growth trauma and extremities markets.

For Trauma, the principal internal fixation products are the TRIGENà family of IM nails (TRIGEN META-NAILà System, TRIGEN Humeral Nail System, TRIGEN SURESHOTà, and TRIGEN INTERTANà) and the PERI-LOCà Plating System. For extremities and limb restoration, the franchise offers the TAYLOR SPATIAL FRAMEà Circular Fixation System as well as a range of plates, screws, arthroscopes, instrumentation, resection, and suture anchor products for foot, ankle, hand and wrist surgeons.

2013 saw the introduction of the MODULAR RAIL SYSTEM (‘MRS’) which is designed to correct bone deformities, malunions, non-unions and limb length discrepancies. The MRS takes advantage of the body’s ability to grow new bone tissue.

In Extremities during 2013 we expanded our ALL28à Foot and Ankle portfolio to include ankle instability and Achilles tendon repair. Ankle instability builds upon our successful TWINFIXà titanium anchor technology in a new system specifically designed for foot & ankle surgeons. It allows the surgeon to re-attach or repair the anterior talofibular ligament (‘ATFL’) to the fibula. The Achilles tendon repair solution uses our FOOTPRINTà Ultra PK Suture Anchor to address traumatic avulsion of the tendon. This technology allows for tension adjustment after anchor insertion up until the inserter is removed, as well as eliminating knot stack on the heel that may cause irritation to the patient post procedure.

Sports Medicine Joint Repair

The Sports Medicine Joint Repair franchise offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints, including knee, hip and shoulder repair.

Significant launches during the year included the HEALICOIL REGENESORB Biocomposite Suture Anchor, Active Heel Traction Boot and CLANCYà Depth Gauge.

The HEALICOIL Suture Anchor’s distinctive, open-architecture differs from solid-core implants by eliminating the material between anchor threads, allowing blood and bone marrow from the surrounding cancellous bone to enter the implant. Our proprietary REGENESORB Material is an advanced biocomposite.

Arthroscopic Enabling Technologies (‘AET’)

Our Arthroscopic Enabling Technologies franchise offers healthcare providers a variety of technologies such as fluid management equipment for surgical access; high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints; radio frequency (‘RF’) probes, electromechanical and mechanical blades, and hand instruments for removing damaged tissue.

Key AET products include DYONICS shaver blades, ACUFEXà handheld instruments, and a wide range of radio frequency probes. The DYONICS Platinum Series Shaver Blades are single-use blades that provide superior resection due to their unequalled sharpness and virtually eliminate clogging through their improved debris evacuation capabilities.

The new LED 3000 Light Source launched in 2013 is designed to optimise the HD visualisation experience by providing brilliant illumination through a compact and intuitive interface.

Other ASD

The Other ASD franchise includes smaller businesses such as Gynaecology.

The main Gynaecology product is the TRUCLEARà System, a first-of-its-kind hysteroscopic morcellator that pairs continuous visualisation capabilities with minimally invasive tissue removal providing safe and efficient removal of endometrial polyps and submucosal fibroids. The business also sells a hysteroscopic fluid management system, which provides uterine distension and clear visualisation during hysteroscopic procedures.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	27

3 INNOVATE FOR VALUE
Natural-motion Journey II BCS Total Knee System

JOURNEY II BCS sets a new standard in knee implant performance by restoring more normal motion. This is achieved through the reproduction of both the shapes of the joint’s hard surfaces and the normal force behaviour of the soft tissues, such as ligament and muscle firing patterns. As a result, the soft tissue’s re-adjustment to new shapes and forces after surgery is minimised, helping to return the patient’s stride to its natural rhythm.

This latest innovation is the result of intense research and design, and the development of new PHYSIOLOGICAL MATCHINGà Technology. Using our LifeMODà human simulation software, Smith & Nephew engineers were able to conduct proprietary analysis of the bone, ligament and muscle forces that impact the knee, and then account for those forces within the design of an implant that restores anatomic shapes and normal motion.

JOURNEY II BCS is made from Smith & Nephew’s VERILAST Technology. The combination of two wear reducing materials – proprietary OXINIUM alloy and a highly cross-linked plastic liner, VERILAST Technology generates a significant reduction in implant wear compared to traditional bearing couples on the market.

28	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Segment performance: Advanced Surgical Devices continued

Market and competition

In 2013, weaker economic conditions worldwide continued to create several challenges for the overall surgical devices market, including continued deferrals of joint replacement procedures and heightened pricing pressures.

These factors contributed to the lower overall growth of the worldwide surgical devices market versus historic comparables. However, over the medium term, several catalysts are expected to continue to drive sustainable growth in surgical device procedures, including the growing and ageing population with active lifestyles, rising rates of co-morbidities such as obesity and diabetes, patient desire for minimally invasive procedures, technology improvements allowing surgeons to treat younger, more active patients, and the increasing demand for healthcare in emerging markets.

Orthopaedic and sports medicine procedures tend to be higher in the winter months (quarter one and quarter four in the US and Europe) when accidents and sports related injuries are highest. Conversely, elective procedures tend to slow down in the summer months due to holidays.

Global orthopaedic reconstruction segment

Smith & Nephew estimates that the global orthopaedic reconstruction segment is worth approximately $14 billion and the segment served by Smith & Nephew increased by approximately 3% in 2013. Competitors in the orthopaedic reconstruction segment include Biomet, DePuy Synthes (a division of Johnson & Johnson), Stryker and Zimmer.

Global orthopaedic trauma segment

Smith & Nephew estimates that the global orthopaedic trauma segment is worth approximately $5 billion and the segment served by Smith & Nephew grew by approximately 7% in 2013. Competitors in the orthopaedic trauma segment include Biomet, DePuy Synthes (a division of Johnson & Johnson), Stryker and Zimmer.

Global sports medicine segment

Smith & Nephew estimates that the global sports medicine segment (representing access, resection and repair products) is worth approximately $4 billion and the segment served by Smith & Nephew grew by approximately 6% in 2013. Competitors in the sports medicine segment include Arthrex, DePuy Mitek (a division of Johnson & Johnson) and Stryker.

Regulatory approvals

In 2013, regulatory clearances/approvals were obtained for several key products and instrumentations.

In the US, 510(k) clearance was obtained for Disposable Knee Instruments, SURESHOTà Distal Targeting System v3.0 (added drill depth measurement functionality), HEALICOIL REGENESORB Suture Anchor, TWINFIX Ti 3.5mm SL Anchor, FOOTPRINT Ultra 4.5mm & 5.5mm SL Anchors, SUTUREFIXà Ultra Suture Anchors and ULTRATAPEà Suture.

In Europe, we obtained renewals for LEGION Narrow Femoral Components (CE mark approval), ULTRA FAST-FIXà AB (indications expansion to include meniscal allograft transplantation), Round ENDOBUTTONà, SCREWBUTTONà and ULTRA FAST-FIX AB (CE Renewal).

In Canada, the TWINFIX Ti 3.5mm SL Anchor and FOOTPRINT Ultra 4.5mm & 5.5mm SL Anchors were approved.

In Australia, the OSTEORAPTORà Curved 2.3 system was approved.

In Japan, we received approvals for SURESHOT Distal Targeting System (two approvals obtained in 2013, including approval of current software version, 3.0), JOURNEY II BCS Knee System, R3 Acetabular System (XLPE Liners and Shells), JOURNEY Uni Knee System (OXINIUM femoral components and all-poly tibial baseplates), JOURNEY Uni Knee System (Articular inserts and tibial baseplates), VISIONAIRE Patient-Matched Cutting Blocks, JOURNEY II CR Knee System, XTENDOBUTTONà, HEALICOIL PK Suture Anchor, Beaver Blade, TRUCLEAR Hysteroscopic Morcellator system, BIOSURE HA Interference Screw, BIORAPTOR Knotless Anchor and TWINFIX ULTRA HA Suture Anchor.

In our Emerging & International Markets, we obtained a number of regulatory clearances/approvals for several core product lines, as follows:

In China, we received approvals for Ultra FASTFIX and Ultra FASTFIX AB Meniscal Repair System, SURESHOT Distal Targeting Systems, TWINFIX ULTRA HA Suture Anchor, SPYROMITE and DYNOMITE Extremities Suture Achors and LEGION Primary Knee System – POROUS Femoral Component with HA Coating.

In Russia, we obtained approval to market our Multiple Knee Systems including JOURNEY UNI, GENESIS II, LEGION and TC_PLUS.

In Mexico, the OXINIUM Femoral Components, R3 Acetabular System, REDAPT Instruments, Cannulated Screw Systems were approved for distribution.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	29

Segment performance: Advanced Wound Management

Advanced Wound Management

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	Explanation of these non-GAAP financial measures are provided on pages 161 to 163.

30	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Segment performance: Advanced Wound Management continued

Overview	4 SIMPLIFY & IMPROVE OUR OPERATING MODEL

In Advanced Wound Management (‘AWM’) we offer products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the older population, such as pressure sores and venous leg ulcers. There are also products for the treatment of acute wounds such as burns and invasive surgery that impact the wider population.

The main products within the AWM business are for Exudate management, Infection management, NPWT and Bioactives.

AWM has its global headquarters in Hull, UK and its North American headquarters in St Petersburg, Florida.

Advanced Wound Care

Exudate management

Exudate management products focus on effectively and efficiently locking away wound fluid and creating an optimal healing environment to ensure better healing outcomes. Our key brands in this space are ALLEVYN foam dressings and DURAFIBER gelling fibre dressings.

During 2013, we continued to invest in the commercialisation of ALLEVYN Life, our latest innovation in foam dressings, designed to provide a better quality of life to the patient during the healing process. In several studies this has resulted in better patient satisfaction, longer wear times and overall reduced healthcare management costs. One recent article published in the Journal of Community Nursing stated “In employing a design intended to combat the common problems of living with a wound, such as exudate leakage and conformability, the dressing has the potential to improve wound management practice and reduce the use of associated resources, such as nursing time”. The article concluded that around 2,500 working days could be saved annually as a result of using ALLEVYN Life.

DURAFIBER has continued to grow over the course of 2013, with customers switching from other products within the gelling fibre segment.

Infection management

AWM has two significant technologies in its infection management portfolio, silver (ACTICOAT, DURAFIBER Ag and ALLEVYN Ag) and iodine (IODOSORBà). The iodine-based IODOSORB product has continued to gain interest as biofilms become a more important topic in wound care.

We launched DURAFIBER Ag in 2013 and with it entered the silver gelling fibre market, one of the largest segments of the infection management market.

Expanding Suzhou

In April distinguished guests from Suzhou Industrial Park and Jiangsu Province attended the official opening of the major extension to Smith & Nephew’s Advanced Wound Management manufacturing facility in Suzhou, China.

The expansion more than doubled the size of the Suzhou facility, and is enabling Smith & Nephew to continue to develop its product portfolio both for the Chinese market and for export. Those manufactured at Suzhou include ALLEVYN, Smith & Nephew’s leading foam dressing brand, which is used in the treatment of hard to heal wounds such as leg ulcers, as well as new portfolios for the mid-tier across the Emerging & International Markets.

Completed on time, to budget, and without a lost-time incident, the extension takes the total floor area to 27,000 square meters and doubles the production capacity to over 100 million wound dressings a year. We are delivering on our Strategic Priority to Simplify and Improve our Operating Model by optimising our global manufacturing footprint.

China is of great strategic importance to Smith & Nephew. We are proud of what we have achieved here and are investing for the long term. We now have more than 900 people in China, working across manufacturing and commercial operations. We have built our success upon a sustainable and ethical approach to business, and are bringing this long-term commitment to our work, our employees and our communities.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	31

Other

We also offer a wide range of other wound care products, which means we have one of the most comprehensive ranges of wound care solutions in the industry. These products include our film and post-operative dressings, skincare products and gels.

ADERMA: Following the acquisition and integration of ADERMA pressure relieving technology in 2012, the launch in the UK and increase in ADERMA sales activity has seen it firmly established as the market leader. The UK government’s targeting of Pressure Ulcer Prevention and the known cost to the UK health system has driven the adoption of ADERMA in both the Acute and Community sectors. Due to the success in the UK, plans are in place to launch ADERMA as Dermapad in 2014 into other healthcare markets with equally strong Pressure Ulcer Prevention drivers. With our Skincare portfolio, ADERMA/ Dermapad and ALLEYVN Life, we are well placed to deliver a strong and comprehensive Pressure Ulcer Prevention and treatment solution through a tested and validated value proposition into the Established Markets.

IV 3000: AWM’s specialist breathable premium IV dressing, utilising REALTICà film technology and unique patterned adhesive, continues to perform well, particularly driven by emerging markets. Success in these markets and elsewhere has identified an opportunity for a mid-tier offering.

OPSITE POST OP VISIBLE: This is our innovative dressing that combines the qualities of a premium dressing with the ability to see the incision. This unique product continues to deliver strong growth in both our Established and Emerging & International Markets as its adoption becomes more widespread backed by good clinical evidence.

Advanced Wound Devices

Advanced Wound Devices consists of two categories of products; NPWT and VERSAJETà.

NPWT

Our NPWT solutions include traditional NPWT products (RENASYSà products) and the single-use portfolio (PICO and KALYPTOà products).

In its sixth year on the market, our RENASYS traditional NPWT brand has seen continuous improvement and innovation. Product updates in 2013 enhanced both function and user experience with our RENASYS systems as a whole. The RENASYS product offering now includes multiple device options, a choice of foam or gauze dressings, along with a range of drains and specialty kits.

The PICO system, our single-use, canister-free solution is revolutionising NPWT. As familiar and easy to use as an advanced wound dressing, PICO provides an active intervention to help promote optimal healing for early discharge and enhanced outcomes in complex cases. PICO simplifies NPWT.

VERSAJET

The VERSAJET Hydrosurgery system is a mechanical debridement device used by surgeons to excise and evacuate non-viable tissue, bacteria and contaminants from wound, burns and soft tissue injuries.

Advanced Wound Bioactives

Bioactives represent the fastest growing category of chronic wound therapeutics. Our diversified biotherapeutic portfolio offers novel, cost-effective solutions for tissue repair and healing, addressing the full spectrum of hard-to-heal wounds.

Currently, our leading product is Collagenase SANTYLà Ointment, the only FDA-approved biologic enzymatic debriding agent for chronic dermal ulcers and severe burns. Other products include: REGRANEXà Gel, a FDA-approved platelet-derived growth factor; and the OASISà family of naturally-derived, extracellular matrix replacement products indicated for the management of both chronic and traumatic wounds.

Additionally, the lead candidate in our bioactive pipeline is HP802-247, an investigational allogeneic living cell bioformulation containing keratinocytes and fibroblasts. HP802-247 is currently in Phase III for the treatment of venous leg ulcers following positive Phase IIb clinical trial results, which were recently published in The Lancet.

32	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Segment performance: Advanced Wound Management continued

Market and competition

The AWM market is focused on the treatment of chronic wounds of the older population and other acute hard-to-heal wounds such as burns and certain surgical wounds and is therefore expected to benefit from demographic trends. Growth is driven by an ageing population and by a steady advance in technology and products that are more clinically efficient and cost-effective than their conventional counterparts. The market for advanced wound treatments is relatively unpenetrated and it is estimated that the potential market is significantly larger than the current market. Management believes that the market will continue the trend towards advanced wound products with their ability to accelerate healing rates, reduce hospital stay times and cut the cost of clinician and nursing time as well as aftercare in the home.

Smith & Nephew estimates that the global wound management segment is worth approximately $7 billion and the segment served by Smith & Nephew grew by 4% in 2013. Global competitors vary across the various product areas and include Coloplast, Convatec, Kinetic Concepts and Molnlycke.

The 2013 Global NPWT market was flat versus 2012. Price pressures continue to offset the increase in patient therapy volumes. Price pressures have increased in some key markets due to competition, competitive bidding and reimbursement changes. Market size is estimated to be $2 billion.

Due to the nature of its product range there is little seasonal impact on the Advanced Wound Management business.

Regulatory approvals

In 2013, regulatory clearance was obtained for ALLEVYN Life Heel in the EU, US and Australia. ELECTà Super absorber was also approved in Europe. The complete range of DURAFIBER Ag sized dressings was approved in Europe and the US.

ALLEVYN Ag Gentle and ALLEVYN Ag Gentle Border were both approved in Japan. ALLEVYN Gentle Border and ALLEVYN Gentle were approved for import into China.

PICO Single Use Negative Wound Therapy System was approved in Brazil, Russia, Mexico and Korea.

The next generation VERSAJET II system was approved in Japan, China as well as several other Emerging & International Markets.

The RENASYSà EZ PLUS pump and RENASYS Foam and Gauze dressing kits were approved in China.

RENASYS EZ MAX Negative Pressure Wound Therapy pump also received clearance in the US, EU and Australia.

RENASYS EZ PLUS and RENASYS GO were both certified as compliant with the third edition of IEC 60601 an important standard for the safety of electro-medical devices.

2 EMERGING & INTERNATIONAL MARKETS

Building our product portfolio and commercial platform

We are building strong businesses in the Emerging & International Markets by having close, direct relationships with our customers – and by developing product portfolios that meet the needs of patients in the economic mid-tier.

In 2013 we furthered this strategy. Our first mid-tier product, a low cost camera system, was launched. We also acquired a portfolio of orthopaedic trauma products in India. By developing and manufacturing in the Emerging & International Markets we are able to deliver both quality and value.

We also completed acquisitions of distributors in Turkey and Brazil. Both these markets are fast-growing and offer exciting opportunities. These are important investments which will create a significant platform from which we can grow.

Smith & Nephew is delivering on its strategic priority to build a sustainable business in the Emerging & International Markets.

SMITH & NEPHEW ANNUAL REPORT 2013
GROUP STRATEGIC REPORT 33

5 SUPPLEMENT GROWTH THROUGH ACQUISITIONS

Integrating Healthpoint

Healthpoint Biotherapeutics, acquired in late 2012, exceeded our expectations in its first year as a Smith & Nephew business. With strong revenue growth of 47%, it met our Strategic Priority of 'Supplementing our Organic Growth through Acquisitions'.

The acquisition marked Smith & Nephew's entry into Bioactives, the fastest growing segment of advanced woundcare. It also gives us enhanced presence in the US, including access to new channels and capabilities.

During 2013, we delivered on our objective to integrate Healthpoint gradually into Smith & Nephew to maximise the respective strengths of both companies and to avoid disruption to our customers.

Healthpoint's culture very much complemented our own, with a clear focus on innovation, customer needs and a commitment to a high level of compliance and ethics. The integration team sought to retain the best on both sides – continuing to nurture the entrepreneurial spirit of Healthpoint, whilst bringing the wider benefits of Smith & Nephew's global organisation to that business. The process culminated with the rebranding of Healthpoint to Smith & Nephew Biotherapeutics in September.

Smith & Nephew now has leading brands and positions in all the important Advanced Wound Management segments of Exudate Management, Infection Management, Negative Pressure Wound Therapy and Bioactives.

34	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Sustainability

Our sustainability strategy supports our five Strategic Priorities

Smith & Nephew promotes sustainability to our stakeholders through addressing economic, social and environmental considerations. In turn, our sustainability strategy is aligned with the strategic priorities.

1 ESTABLISHED MARKETS

Making best environmental choices and manufacturing and supply chain efficiencies all contribute to reducing our cost base, facilitating access to our products and helping our customers meet their sustainability ambitions.

2 EMERGING & INTERNATIONAL MARKETS

Cost base reductions facilitate wider access to our products. Specifically our focus on mid-tier products is aimed at supporting fundamental and affordable healthcare in the Emerging & International Markets.

3 INNOVATE FOR VALUE

Building sustainability into our New Product Development processes, including reducing packaging and waste, helps us innovate to meet our customers’ expectations, deliver mutual value and optimise patient care.

4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL

Incorporating sustainability into our business processes and optimising our facilities and supply chain to reduce our resource consumption and environmental impact help meet the expectations of our customers and society. Protecting our employees through the implementation of global HSE standards and responsible behaviours is not only right but also adds value to our business.

5 SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS
Our due diligence approach includes sustainability considerations, our global policies and standards to ensure we protect the integrity and reputation of our business. Specifically our acquisition of Sushrut-Adler in India is aimed at providing fundamental and affordable healthcare into the emerging markets.

Sustainability strategy and targets

Progress towards the 2015 targets has been indexed to the baseline year 2011.

Target by 2015

Reduce non-renewable energy use by 15%
-0.6%

Energy consumption is decreasing but not in line with expectations. This is largely influenced by higher energy use in China as we scale up for expansion. The increased production levels at our Suzhou, China plant have given rise to an underlying increase in Group energy usage of 2.6%.

Reduce CO2 emissions by 15%
+0.8%

CO2 emissions reflect different carbon footprints of energy production in different geographic locations. Increasing production capacity at the Suzhou plant has contributed to an underlying increase in the carbon emissions of 3.6%. The carbon footprint in China is roughly twice that of the UK.

Reduce water use by 15%
+11.9%

Water usage continues to rise as new facilities are commissioned and we make operational choices based on best environmental options. For example, as we have expanded at Suzhou we have chosen to use a cooling system based on evaporation to reduce energy consumption.

+7.6%	Water consumption at Memphis and Suzhou account for 84% of our total water usage and when excluded the increase was 7.6%.
Reduce packaging materials by 15%

We are evaluating all the options for reducing packaging whilst maintaining product safety and protection. This is a challenging area and details and examples of projects will be available in our Sustainability Report.

Reduce total waste by 15%
+15.1%

In 2013, there were two exceptional waste sources that contributed to the increase in total waste generated by the business. Specifically these were from the validation of manufacturing start-up in China and the disposal of obsolete stock in the US. We continue to focus on waste reduction at source and recycling opportunities.

-21.7%	The landfill component of our total waste was reduced by 21.7%.
Increase % of total waste recycled by 15%
+21.2% (Excludes waste to energy)	Recycling of wastes continues to rise as more opportunities are exploited. We are now reporting separately the waste that is diverted for energy recovery.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	35

Safety performance

Safety Reporting	2013	2012	2011
OSHA recordable incidents per 200,000hrs worked (TIR)	1.11	1.09	1.16
Lost time incidents per 200,000hrs worked (LTIFR)	0.48	0.51	0.58
Number of lost time incidents arising from manufacturing facilities	25	37	42

There were no fatalities. Lost time injuries in our manufacturing facilities decreased by 32% over the previous year. However, the number of injuries in our non-manufacturing and supply chain operations increased mainly due to car accidents. Improving driving safety is a particular priority in 2014. We are making significant progress with the deployment of risk based control processes and our new HSE Integrated Management System.

Greenhouse gases

Methodology, materiality and scope

We are reporting on the emission sources required under the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013. These sources fall within our consolidated financial statement. We have used the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) as guidance for this process.

The focus of our data collection has been on the areas of the business that have the most influence on our environmental impacts and provide stakeholders with a level of detail that enables them to monitor emissions data, sustainability management and trends. Wherever possible, primary data from energy suppliers has been used.

The largest proportion of our environmental impacts is from manufacturing, warehousing and research. Sales locations are included however some smaller, leased or shared offices are not reported. We estimate that these exclusions represent less than 2% of our overall emissions.

The Biotherapeutics business (acquired at the end of 2012) is excluded from these figures along with other more recent acquisitions during 2013. This is in line with our established policy for integration of acquired assets.

Our emissions have been calculated by using specific emissions factors for each country outside the US and regional factors within the US. We have used the US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for US regions and the UK Government DEFRA Conversion Factors for Greenhouse Gas Reporting for elsewhere. We believe that these factors are the most appropriate to use for our business and give more accurate conversion rates than the conversion factors we have used in previous Sustainability Reports. The emissions from 2011, our baseline year for the sustainability targets, have therefore been recalculated using consistent rates. Fugitive emissions are included from the manufacturing and research locations and arise from the losses of refrigerant gases.

During the year, we have continued to make progress in reducing our energy consumption at many of our operational facilities. CO2 emissions have not reduced in line with energy due to the different carbon footprints of energy production in different geographic locations, particularly China.

	2013	2012	2011
Global GHG emissions data for current reporting year and comparisons
CO2e emissions (tonnes) from:
Combustion of fuel and operation of facilities (process and fugitive)	10,102	10,922	10,894
Purchased electricity, heat and steam	66,659	64,991	65,241
Total	76,761	75,913	76,135
Intensity Ratio
Emissions (total) normalised to:
CO2e (t) per $m revenue (i) CO2e (t) per full-time employee (ii)	18.9 7.3	18.3 7.2	17.8 7.1

Notes

2013 data adjusted to exclude Healthpoint.

(i) Revenue data: 2013: $4,071m, 2012: $4,137m, 2011: $4,270m.

(ii) Full-time employee data: 2013: 10,520, 2012: 10,477, 2011: 10,743.

Support for community

In 2013, Smith & Nephew’s support for community charitable causes, grants, sponsorships and third party medical education was $10m.

For more information on sustainability see our
Website www.smith-nephew.com/sustainability
Our 2013 Sustainability Report will be published in spring 2014.

References

Emission factors have been taken from the following source:

–	UK Government DEFRA Conversion Factors for Greenhouse Gas Reporting, http://www.ukconversionfactorscarbonsmart.co.uk/

Emission factors for electricity from locations in the US have been taken from the following source:

–	US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) http://www.epa.gov/cleanenergy/energy-resources/egrid/index.html

36	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Financial review and principal risks

Judicious financial management

has been and remains central to

our success

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and execution of disposals.
2	The 2012 revenue by franchise has been restated to 2013 product franchises.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	37

Revenue by market

The underlying increase in each division’s revenues, by market, reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2013 $m	2012 $m	Reported growth in revenue %	Constant currency exchange effect %	Acquisition /Disposal effect %	Underlying growth in revenue %
Advanced Surgical Devices
US	1,391	1,449	(4)	–	5	1
Other Established Markets	1,204	1,298	(7)	2	2	(3)
Established Markets	2,595	2,747	(6)	1	4	(1)
Emerging & International Markets	420	361	16	2	–	18
Advanced Surgical Devices	3,015	3,108	(3)	1	3	1

Advanced Wound Management
US	471	202	133	–	(111)	22
Other Established Markets	722	705	3	1	(1)	3
Established Markets	1,193	907	32	1	(23)	10
Emerging & International Markets	143	122	17	3	–	20
Advanced Wound Management	1,336	1,029	30	1	(20)	11

Advanced Surgical Devices

Revenue

ASD revenue decreased by $93m (-3% on a reported basis) from $3,108m in 2012 to $3,015m in 2013. The underlying increase of 1% is after adjusting for a net 3% adverse impact from the disposal of the Clinical Therapies business in 2012 and the acquisitions completed in quarter four 2013, and a 1% unfavourable foreign currency translation.

In the US, revenue decreased by $58m to $1,391m in 2013 from $1,449m in 2012 (-4% on a reported basis). The underlying increase of 1% is after adjusting 5% for the adverse impact of the Clinical Therapies disposal in 2012. In Other Established Markets, revenue was $1,204m in 2013, a decrease of $94m from $1,298m in 2012 (-7% on a reported basis). The underlying decrease was 3% after adjusting for the adverse impact of 2% on the Clinical Therapies disposal in 2012, and 2% from unfavourable foreign currency translation. Our Emerging & International Markets revenue increased by $59m to $420m in 2013 from $361m in 2012 (16% increase on a reported basis). The underlying increase was 18% after adjusting 2% for unfavourable foreign currency translation.

In the global Knee Implant franchise, revenue decreased by $9m from $874m in 2012 to $865m in 2013 (-1% on a reported basis), representing flat underlying revenue performance after 1% of unfavourable currency translation. Growth has been impacted by exposure to a weakening European market with conditions continuing to deteriorate in Germany, our largest European market, and our position in the product life cycle versus our peers. Growth improved in the second half of the year driven by sales of the Journey II BCS Knee System and benefits from the VERILAST bearing surface TV advertising campaign in the US.

Global revenue from the Hip Implant franchise decreased by $13m from $666m in 2012 to $653m in 2013 (-2% on a reported basis), which represented an underlying revenue decline of 1% after 1% unfavourable foreign currency translation. Continuing metal-on-metal headwinds have contributed to this decline.

Trauma & Extremities revenue increased by $12m from $474m in 2012 to $486m in 2013 (3% on a reported basis). This represents underlying revenue growth of 4% after 1% of unfavourable foreign currency translation. During 2013, benefits were seen from the additional extremities US sales representatives recruited earlier in the year.

Sports Medicine Joint Repair revenue increased by $22m from $474m in 2012 to $496m in 2013 (5% on reported basis), representing underlying revenue growth of 7% and 2% of unfavourable foreign currency translation. This reflects a strong contribution across all key joint types and geographies.

Global revenue from Arthoscopic Enabling technologies decreased by $17m from $458m in 2012 to $441m in 2013 (-4% on a reported basis). This decrease represents an underlying revenue decline of 2% and 2% of unfavourable foreign currency translation.

The revenue in the Other ASD franchise fell by $88m from $162m in 2012 to $74m in 2013 following the disposal of the Clinical Therapies business in 2012. Excluding the impact of this disposal, underlying revenue in the Other ASD franchise, which includes gynaecology, grew by 14% with the remaining Clinical Therapies geographies contributing $9m.

38	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Financial review and principal risks continued

Trading and operating profit

Operating profit, the most directly comparable financial measure under IFRS, reconciles to trading profit as follows:

	2013 $m	2012 $m

Operating profit	620	632

Acquisition related costs	7	–

Restructuring and rationalisation costs	44	57

Amortisation of acquisition intangibles and impairments	41	39
Trading profit	712	728

Trading profit margin increased from 23.4% to 23.6%. Trading profit decreased by $16m to $712m from $728m in 2012. This decrease reflects the impact of the CT disposal in May 2012, the impact of the US medical device excise tax and the cost of planned investments in the Knee Implants and Trauma franchises and Emerging & International Markets offset by benefits from our structural efficiency programme.

Operating profit decreased by $12m from $632m in 2012 to $620m in 2013. This comprises the decrease in trading profit of $16m discussed above, an increase in acquisition related costs of $7m, an increase in amortisation of acquisition intangibles of $2m, partially offset by a decrease in restructuring and rationalisation costs of $13m.

Advanced Wound Management

Revenue

AWM revenue increased by $307m (30% on a reported basis), from $1,029m in 2012 to $1,336m in 2013. The underlying increase of 11% is after adjusting for an increase of 20% for the acquisitions completed in the year and a 1% unfavourable foreign currency translation.

In the US, revenue increased by $269m to $471m in 2013 from $202m in 2012 (133% on a reported basis). The underlying increase of 22% is after adjusting 111% for the impact of acquisitions. In Other Established Markets, revenue was $722m in 2013, an increase of $17m from $705m in 2012 (3% on a reported basis). The underlying revenue increase was also 3% with the 1% impact of acquisitions offset by 1% of unfavourable foreign currency translation. Our Emerging & International Markets revenue increased by $21m in 2012 (17% on a reported basis). The underlying increase was 20% after adjusting 3% for unfavourable foreign currency translation.

Advanced Wound Care revenue decreased by $6m (-1% on a reported basis) from $849m in 2012 to $843m in 2013. The underlying growth of 1% is after adjusting for foreign currency translations. Conditions across many European markets remain challenging but the introduction of the ALLEVYN Life range continues to make good progress across Europe following product introductions and investment in marketing.

Advanced Wound Devices revenue increased from $180m in 2012 to $213m in 2013, a reported increase of $33m and 18%. The underlying growth of 20% is after adjusting for unfavourable foreign currency translations of 2%. This growth was impacted by continued gain in market share in NPWT, and our recent expansion into the emerging markets.

Advanced Wound Bioactives revenue of $280m in 2013 (2012 – $nil) relates to Healthpoint acquired in December 2012. The underlying increase, adjusted to include the results of Healthpoint for the commensurate period in 2012, was 47%.

Trading and operating profit

Operating profit, the most directly comparable financial measure under IFRS, reconciles to trading profit as follows:

	2013 $m	2012 $m

Operating profit	190	214

Acquisition related costs	24	11

Restructuring and rationalisation costs	14	8

Amortisation of acquisition intangibles and impairments	47	4
Trading profit	275	237

Trading profit margin decreased from 23.1% to 20.6%. Trading profit increased by $38m to $275m from $237m in 2012. The increase in the year is primarily attributable to the full year benefit of the Healthpoint acquisition and growth in the Emerging & International Markets, partially offset by additional investment in R&D and sales and marketing. The decrease in trading margin reflects these same investments, combined with price and mix changes at a gross margin level.

Operating profit decreased by $24m from $214m in 2012 to $190m in 2013. This comprises of the increase in trading profit of $38m discussed above, offset by an increase of $43m in amortisation of acquisition intangibles and an increase in acquisition related costs of $13m, both due to the Healthpoint acquisition which completed in December 2012, and an increase in restructuring and rationalisation costs of $6m.

Principal risks and risk management

As an integral part of planning and review Group, business area and functional management seek to identify the significant risks involved in the business, and to review the risk management action plans for those risks. The Group Risk Committee, which is comprised of the Chief Executive Officer and Senior Executives, meets twice a year to review the risks identified by the businesses and corporate functions and any risk management actions being taken. As appropriate, the Risk Committee may re-categorise risks or require further information on the risk management action plans. The Risk Committee reports to the Board on an annual basis detailing all principal risks. In addition, the Board considers risk as part of the development of strategy. Internal audit reviews and the Audit Committee reports on the effectiveness of the operation of the risk management process.

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The following pages provide an overview of what the Board considers the most significant risks that could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels, and how these risks relate to the Group’s strategic priorities. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	39

Disruptive technologies
The medical devices industry has a rapid rate of new product introduction. The Group must be adept at monitoring the landscape for technological advances, make good investment/acquisition choices, have an efficient and valuable product pipeline and secure protection for its intellectual property.
Specific risks we face	Risk management actions	Possible impacts

–  Competitors may introduce a disruptive technology, or obtain patents or other intellectual property rights, that affect the Group’s competitive position

–  Claims by third parties regarding infringement of their intellectual property rights

–  Lack of innovation due to low R&D investment, R&D skills gap or poor product development execution for Established and Emerging & International Markets

–  Failure to successfully commercialise a pipeline product, or failure to receive regulatory approval

–  Ineffective acquisition due diligence, valuation, purchase terms or integration.

–  Processes focused on identifying new products and potential disruptive technologies (internal and external)

–  Increasing productivity, prioritisation and allocation of R&D funds

–  Increasing R&D investment in order to enhance clinical capability, invest in biomaterials

–  Strengthen intellectual property rights

–  Support an emerging market portfolio

–  Business development resources and processes and investments to augment the internal product development

–  Increasing speed to market of new products.

Loss of market share, profit and long-term growth.
Link to Strategic Priority
3 INNOVATE FOR VALUE
4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL
5 SUPPLEMENT THE ORGANIC GROWTH THROUGH ACQUISITIONS

40	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT

Financial review and principal risks continued

Country risk, pricing and reimbursement pressure

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

Specific risks we face	Risk management actions	Possible impacts

–  Reduced reimbursement levels and increasing pricing pressures

–  Reduced demand for elective surgery

–  Increased focus on health economics

–  Government policies favouring lower priced and locally sourced products

–  Political upheavals prevent selling of products, receiving remittances of profit from a member of the Group or future investments in that country

–  The Group is exposed to fluctuations in exchange rates. If the manufacturing country currencies strengthen against the selling currencies, the trading margin may be affected

–  Economic downturn impacts demand and collections

–  Increased generic and low cost products could impact revenue and profits.

–  Develop innovative economic product and service solutions for both Established and Emerging & International Markets

–  Incorporate health economic component into design and development of new products

–  Enhanced expertise supporting reimbursement strategy and guidance

–  Optimise cost to serve to protect margins and liberate funds for investment

–  Streamline COGS, SKUs, and inventory management

–  The Group may transact forward foreign currency commitments when firm purchase orders are placed to reduce exposure to currency fluctuations.

Loss of revenue, profit and cash flows.
Link to Strategic Priority
1 ESTABLISHED MARKETS
2 EMERGING & INTERNATIONAL MARKETS
3 INNOVATE FOR VALUE
4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL

Supply, system and site disruption

Unexpected events could disrupt the business by affecting either a key facility or system or a large number of employees.

The business is also reliant on certain key suppliers of raw materials, components, finished products and packaging materials.

Specific risks we face	Risk management actions	Possible impacts

–  Catastrophe could render one of the Group’s production facilities out of action

–  A significant event could impact key leadership or a large number of employees

–  Issues with a single source supplier of a key component and failure to secure critical supply

–  A severe IT fault or cyber crime could disable critical systems and cause loss of sensitive data.

–  Ensure crisis response/business continuity plans at major facilities and for key products and key suppliers

–  Audit programme for critical suppliers and second sources or increased inventories for critical components

–  Implement enhanced travel security and protection programme

–  IT disaster and data recovery plans are in place and support overall business continuity plans

–  Mobile device and cyber security protection plan implementation.

Loss of revenue, profit and cash flows.
Link to Strategic Priority
1 ESTABLISHED MARKETS
4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP STRATEGIC REPORT	41

Product safety, regulation, and litigation

National regulatory authorities enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products and may also inspect for compliance with appropriate standards, including those relating to Quality Management Systems (‘QMS’) or Good Manufacturing Practice (‘GMP’) regulations. Design or manufacturing defects in products could result in product recalls and liability claims and impact revenues, profits and reputation.

Specific risks we face	Risk management actions	Possible impacts

–  Defective products supplied to Smith & Nephew or failure in design or manufacturing process

–  New technology, product or processes changed by Smith & Nephew or supplier do not identify product deficiencies

	– Standardise the Group’s quality management and practice – Monitoring and auditing programmes to assure compliance – Group-wide product complaint and registration systems	Loss of revenue, profit and reduction in share price. Negative impact on brand/reputation.
– Failure to implement programmes and supporting resources to manage quality and regulatory compliance	– Group-wide practices to drive design, and production line performance and dependability	Link to Strategic Priority
– Failure to manage, process and analyse customer complaints and adverse event data.	– Design for manufacture in product development – Post launch review of product safety and complaint data.	3 INNOVATE FOR VALUE
4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL

Compliance with laws and regulations

Business practices in the healthcare industry are subject to increasing scrutiny by government authorities. The trend in many countries is towards increased enforcement activity. The Group is also subject to increased regulation of personal information. Acquisitions and expansion into emerging markets could also require additional compliance resources.

Specific risks we face	Risk management actions	Possible impacts

–  Violation of healthcare, data privacy or anti-corruption laws could result in fines, loss of reimbursement and impact reputation

–  Serious breaches could potentially prevent the Group from doing business in a certain market

–  Failure to conduct adequate due diligence or to integrate appropriate internal controls into acquired businesses could result in fines and impact return on investment.

–  Strong Group oversight bodies with supporting global compliance resources

–  Code of Conduct/Global Policies and Procedures (‘GPPs’) providing controls for significant compliance risks

–  Training and e-resources to guide employees and third parties with compliance responsibilities

–  Monitoring and auditing programmes to verify implementation

–  Independent reporting channels for employees and third parties to report concerns with confidentiality

–  Additional controls for interactions with healthcare professionals and government officials and for distributors and agents

–  Due diligence reviews and integration plans required for acquisitions.

Loss of profit and reduction in share price. Negative impact on brand/reputation.
Link to Strategic Priority
1 ESTABLISHED MARKETS
2 EMERGING & INTERNATIONAL MARKETS
4 SIMPLIFY AND IMPROVE OUR OPERATING MODEL
5 SUPPLEMENT ORGANIC GROWTH THROUGH ACQUISITIONS

By order of the Board, 26 February 2014

Susan Swabey

Company Secretary

42 SMITH & NEPHEW ANNUAL REPORT 2013
CORPORATE GOVERNANCE

Kathy White

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	43

Corporate governance
Our Board of Directors	44
Our Executive Officers	46
Corporate Governance Statement	48
Audit Committee Report	58
Directors’ remuneration report	62
We have built our reputation by supporting healthcare professionals for more than 150 years and are proud of the trust they place in us.

44	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Our Board of Directors

Our Board has the depth and breadth of experience necessary to help the business take full advantage of the opportunities and challenges ahead.

Sir John Buchanan (70)

Chairman

Sir John was appointed Independent Non-executive Director in 2005 and was appointed Chairman and Chairman of the Nomination & Governance Committee in April 2006. He will retire from the Board following the Annual General Meeting on 10 April 2014.

Sir John has broad international experience gained in large and complex international businesses, with extensive former board experience at Vodafone Group Plc, AstraZeneca PLC and Boots Group PLC. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Financial Officer of BP, serving on the BP Board for six years until 2003.

Other Directorships

–  Chairman of ARM Holdings plc (until 1 March 2014)

–  Senior Independent Director of BHP Billiton Plc

–  Chairman of International Chamber of Commerce UK

–  Chairman of the Trustees for The Christchurch
Earthquake Appeal (UK)

Nationality

British/New Zealand

Olivier Bohuon (55)

Chief Executive Officer

Olivier was appointed Chief Executive Officer in April 2011. He is a member of the Nomination & Governance Committee.

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

Other Directorships

–  Non-executive Director of Virbac group

Nationality

French

Julie Brown (51)

Chief Financial Officer

Julie was appointed Chief Financial Officer on 4 February 2013 and elected by Shareholders at the Annual General Meeting on 11 April 2013.

Julie is a Chartered Accountant and Fellow of the Institute of Taxation with international experience and a deep understanding of the healthcare sector. She trained with KPMG and then worked for AstraZeneca PLC, where she served as Vice President Group Finance, and more recently, as Interim Chief Financial Officer. Prior to that she held commercial roles as Regional Vice President Latin America, Marketing Company President AstraZeneca Portugal, and Vice President Corporate Strategy and R&D Chief Financial Officer. She has previously held Vice President Finance positions in all areas of the healthcare value chain including commercial, operations, R&D and business development.

Nationality

British

Roberto Quarta (64)

Independent Non-executive Director and

Chairman Elect

Roberto was appointed Non-executive Director and Chairman Elect on 4 December 2013. He is a member of the Nomination & Governance Committee.

Roberto has significant management experience spanning a broad range of manufacturing and service businesses in both the UK and internationally. He is Chairman of IMI plc, a FTSE 100 listed engineering business, Chairman of Clayton, Dubilier & Rice and Chairman of the Supervisory Board of Rexel SA. Previously, he was Chief Executive and then Chairman of BBA Group plc.

Other Directorships

–  Chairman of IMI plc

–  Chairman of Clayton, Dubilier & Rice

–  Chairman of the Supervisory Board of Rexel SA

Nationality

American/Italian

Richard De Schutter (73)

Senior Independent Director and

Non-executive Director

Richard was appointed Non-executive Director in January 2001 and Senior Independent Director in April 2011. He is a member of the Nomination & Governance, Ethics & Compliance, Audit and Remuneration Committees. He will retire from the Board following the Annual General Meeting on 10 April 2014.

Richard has had extensive US corporate experience at Chief Executive and Chairman level in a number of major corporations with primarily a scientific, chemical, engineering or pharmaceutical focus including G.D. Searle & Co., Monsanto Company, Pharmacia Corporation and DuPont Pharmaceuticals Company.

Other Directorships

–  Non-executive Chairman of Incyte Corporation

–  Non-executive Chairman of Durata Therapeutics, Inc.

–  Non-executive Director of Navicure, Inc.

–  Non-executive Director of Sprout Pharmaceuticals, Inc.

Nationality

American

Ian Barlow (62)

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

Other Directorships

–  Lead Non-executive Director chairing the Board of Her Majesty’s Revenue & Customs

–  Non-executive Director of The Brunner Investment Trust PLC

–  Non-executive Director of Foxtons Group plc

–  Board Member of the China-Britain Council

–  Chairman of The Racecourse Association

Nationality

British

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	45

The Rt. Hon Baroness Virginia Bottomley (65)

Independent Non-executive Director

Baroness Virginia Bottomley was appointed Non-executive Director in April 2012. She is a member of the Remuneration Committee.

Baroness Virginia Bottomley has extensive experience and understanding of healthcare. She was appointed a Life Peer in 2005 following her career as a Member of Parliament between 1984 and 2005. She served successively as Secretary of State for Health and then National Heritage. She holds a number of positions within the public and private healthcare sector.

Other Directorships

–  Director of International Resources Group Limited

–  Member of the International Advisory Board of Chugai Pharmaceutical Co.,

–  Chancellor of University of Hull and Sheriff of Hull

–  Pro Chancellor of the University of Surrey

–  Governor of the London School of Economics

–  Trustee of The Economist Newspaper

Nationality

British

Michael Friedman (70)

Independent Non-executive Director

Michael was appointed Non-executive Director and elected by Shareholders at the Annual General Meeting on 11 April 2013. He is a member of the Ethics & Compliance Committee.

Michael was formerly Chief Executive Officer of City of Hope, the prestigious cancer research and treatment institution in California and is now Executive for Special Projects and Emeritus Cancer Center Director. He has also served as director of the institution’s comprehensive cancer centre and held the Irell & Manella Cancer Center Director’s Distinguished Chair. He was formerly senior vice president of research, medical and public policy for Pharmacia Corporation and has served as Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration. He has also served on a number of Boards in a Non-executive capacity, including RiteAid Corporation.

Other Directorships

–  Non-executive Director of Celgene Corporation

–  Non-executive Director of MannKind Corporation

Nationality

American

Pamela Kirby (60)

Independent Non-executive Director

Chairman of the Ethics & Compliance Committee

Pamela was appointed Non-executive Director in March 2002 and Chairman of the Ethics & Compliance Committee in April 2011. She is a member of the Remuneration Committee

Pamela has extensive commercial and product development experience within the international pharmaceutical and healthcare industry. Her last executive position was Chief Executive of Quintiles Transnational Corporation in the US, having previously held senior positions in various pharmaceutical companies including AstraZeneca PLC and F. Hoffmann-La Roche. She is now a Non-executive Director of a number of international companies.

Other Directorships

–  Non-executive Chairman of Scynexis, Inc.

–  Senior Independent Non-executive Director of Informa plc

–  Non-executive Director of DCC plc

–  Non-executive Director of Victrex plc

Nationality

British

Brian Larcombe (60)

Independent Non-executive Director

Brian was appointed Non-executive Director in March 2002. He is a member of the Nomination & Governance, Audit and Remuneration Committees. He will become Senior Independent Director following the Annual General Meeting on 10 April 2014.

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

Other Directorships

–  Non-executive Director of gategroup Holding AG

–  Non-executive Director of Incisive Media Holdings Limited

Nationality

British

Joseph Papa (58)

Independent Non-executive Director

Chairman of the Remuneration Committee

Joseph was appointed Non-executive Director in August 2008 and Chairman of the Remuneration Committee in April 2011. He is a member of the Ethics & Compliance and Audit Committees.

Joseph has had over 30 years’ experience in the pharmaceutical industry working for a number of companies both in the US and Switzerland. He is now Chairman and Chief Executive of Perrigo Company plc, one of the largest over the counter pharmaceutical companies in the US, having previously held senior positions at Novartis International AG, Cardinal Health, Inc. and Pharmacia Corporation.

Other Directorships

–  Chairman and Chief Executive of Perrigo Company plc

Nationality

American

Ajay Piramal (58)

Independent Non-executive Director

Ajay was appointed Non-executive Director in January 2012. He will retire from the Board following the Annual General Meeting on 10 April 2014.

Ajay is one of India’s most respected businessmen. He enabled the Piramal Group to transform from a textile-centric group to a conglomerate in diversified areas. He has extensive industry and market knowledge and international experience. He has held a number of global healthcare leadership positions in both India and internationally.

Other Directorships

–  Chairman of Piramal Enterprises Limited, Piramal Glass Limited, Allergan India Pvt. Limited, and IndiaREIT Fund Advisers Pvt. Ltd.

–  Chairman of the Board of Governors of the Indian Institute of Technology, Indore

–  Member of the Board of Dean’s Advisors at Harvard Business School

–  Chairman of Pratham India

Nationality

Indian

46	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Our Executive Officers

Olivier Bohuon is supported in the day-to-day management of the Group by a strong team of Executive Officers:

Julie Brown (51)

Chief Financial Officer

Julie joined the Board on 4 February 2013 as Chief Financial Officer. She is a Chartered Accountant and Fellow of the Institute of Taxation with international experience and a deep understanding of the healthcare sector.

Previous Experience

Julie trained with KPMG and then worked for AstraZeneca PLC, where she served as Vice President Group Finance, and more recently, as Interim Chief Financial Officer. Prior to that she held commercial roles as Regional Vice President Latin America, Marketing Company President AstraZeneca Portugal, and Vice President Corporate Strategy and R&D Chief Financial Officer. She has previously held Vice President Finance positions in all areas of the healthcare value chain including commercial, operations, R&D and business development.

Nationality

British

Mike Frazzette (52)

President, Advanced Surgical Devices

Mike joined Smith & Nephew in July 2006 as President of the Endoscopy Global Business Unit. Since July 2011, he has headed up the Advanced Surgical Devices division and is responsible for the Orthopaedic Reconstruction, Trauma and Endoscopy business. He is based in Andover, Massachusetts.

Previous Experience

Mike has held a number of senior positions within the global medical devices industry. He was President and Chief Executive Officer of Micro Group, a US manufacturer of medical devices, and spent 15 years at Tyco Healthcare (Covidien) in various commercial roles eventually becoming President of the Patient Care and Health Systems divisions.

Nationality

American

Roger Teasdale (46)

President, Advanced Wound Management

Roger joined Smith & Nephew in 1989 within the Wound Management business. He was appointed President of Advanced Wound Management in May 2009. He is based in Hull, UK.

Previous Experience

Roger has held a number of key roles within the Smith & Nephew Group in both the UK and the US and has been responsible for leading the transformation of the Wound business in recent years.

Nationality

British

Rodrigo Bianchi (54)

President, IRAMEA

Rodrigo joined Smith & Nephew in July 2013 with responsibility for Greater China, India, Russia, Asia, Middle East and Africa, focusing on continuing our strong momentum in these regions. He is based in Dubai.

Previous Experience

Rodrigo’s experience in the healthcare industry includes 26 years with Johnson & Johnson in progressively senior roles. Most recently, he was Regional Vice President for Medical Devices and Diagnostics division in the Mediterranean region and prior to that President of Mitek and Ethicon. He started his career at Procter & Gamble, Italy.

Nationality

Italian

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	47

Francisco Canal Vega (52)

President, Latin America

Francisco joined Smith & Nephew in January 2012 and now leads the Latin American region, focusing on driving the substantial opportunities we see in this region.

Previous Experience

Francisco has held senior management positions in global companies including Gambro AB and Baxter International. He has lived and worked in many countries including Switzerland, Germany, China, Japan, the US and Spain. Francisco was also formerly a board member of EUCOMED.

Nationality

Spanish

Jack Campo (59)

Chief Legal Officer

Jack joined Smith & Nephew in June 2008 and heads up the Global Legal function. Initially based in London, he has been based in Andover, Massachusetts since late 2011.

Previous Experience

Prior to joining Smith & Nephew, Jack held a number of senior legal roles within the General Electric Company, including seven years at GE Healthcare (GE Medical Systems) in the US and Asia. He began his career with Davis Polk & Wardwell.

Nationality

American

Gordon Howe (51)

President, Global Operations

Gordon joined Smith & Nephew in 1998 and, since 2013, is responsible for manufacturing, supply chain and procurement, IT systems and Regulatory and Quality Affairs. Prior to that, he headed up the Global Planning and Business Development teams. He is based in Memphis, Tennessee.

Previous Experience

Gordon has held a number of senior management positions within the Smith & Nephew Group, firstly in the Orthopaedics division and more recently at Group level. Prior to joining the Company, he held senior roles at United Technologies Corporation.

Nationality

American

Helen Maye (54)

Chief Human Resources Officer

Helen joined Smith & Nephew in July 2011 and leads the Global Human Resources and Internal Communications functions. Since 2013, she has also led the Sustainability, Health, Safety & Environment functions. She is based in London.

Previous Experience

Helen has more than 35 years’ experience across a variety of international and global roles in medical devices and Pharmaceuticals, including manufacturing, supply chain and human resources. Previously, she was Divisional Vice President of Human Resources at Abbott Laboratories.

Nationality

Irish

Cyrille Petit (43)

Chief Corporate Development Officer

Cyrille joined Smith & Nephew in May 2012 and leads the Corporate Development function. He is based in London.

Previous Experience

Cyrille spent the previous 15 years of his career with General Electric Company, where he held progressively senior positions beginning with GE Capital, GE Healthcare and ultimately as the General Manager, Global Business Development of the Transportation Division. Cyrille’s career began in investment banking at BNP Paribas and then Goldman Sachs.

Nationality

French

48	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Corporate Governance Statement

BOARD GENDER	BOARD NATIONALITY	BOARD BALANCE

BOARD COMMITTEE MEMBERSHIP AND ATTENDANCE
	Board 8 meetings	Audit Committee 8 meetings	Nomination & Governance Committee 5 meetings	Ethics & Compliance Committee 4 meetings	Remuneration Committee 5 meetings
Sir John Buchanan	8	–	5	–	–
Olivier Bohuon	8	–	5	–	–
Ian Barlow	8	8	–	–	–
Julie Brown (i)	8	–	–	–	–
Michael Friedman (ii)	6	–	–	–	–
Baroness Virginia Bottomley	8	_	_	_	5
Pamela Kirby	8	_	_	4	5
Brian Larcombe (iii)	8	8	5	–	4
Joseph Papa	8	8	–	4	5
Ajay Piramal (iv)	3	–	–	–	–
Roberto Quarta (v)	1	–	–	–	–
Richard De Schutter	8	8	5	4	5
(i) Appointed to the Board on 4 February 2013.
(ii) Appointed to the Board on 11 April 2013.
(iii) Unable to attend one Remuneration Committee meeting due to an unforeseen commitment.
(iv) Unable to attend some meetings due to other commitments. To retire from the Board following the Annual General Meeting on 10 April 2014.
(v) Appointed to the Board on 4 December 2013.

COMPANY SECRETARY
Susan Swabey (52)
Susan was appointed Company Secretary in May 2009.

Susan has 30 years’ experience as a company secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered Board support, corporate governance, corporate transactions, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is a member of the GC100 Group Executive Committee and the CBI Companies Committee and is a frequent speaker on corporate governance related matters.

With effect from 1 March 2014, she will be a trustee of ShareGift, the share donation charity.

Nationality
British

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	49

Compliance statement

We are committed to the highest standards of corporate governance and comply with all the provisions of the UK Corporate Governance Code 2012 (the ‘Code’). The Company’s American Depositary Shares are listed on the NYSE and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the SEC applicable to foreign private issuers. We comply with the requirements of the SEC and NYSE except that the Nomination & Governance Committee is not comprised wholly of Independent Directors, as required by the NYSE, but consists of a majority of Independent Directors in accordance with the Code. We shall explain in this corporate governance statement and the Reports of the Audit and Remuneration Committees, how we have applied the provisions and principles of the Financial Conduct Authority’s (‘FCA’) Listing Rules, Disclosure & Transparency Rules (‘DTR’) and the Code throughout the year.

Board

The Board is responsible for determining the strategy of the Company. The Chief Executive Officer and his Executive team implement that strategy. More detail about the structure of the Board, the matters we deal with and the key activities we undertook in 2013 is on pages 49 and 50.

Changes to Board composition

We are making a number of changes to the composition of our Board at the Annual General Meeting:

–	Sir John Buchanan will be retiring from the Board, having joined the Board in 2005 and assumed the role of Chairman in April 2006
–	Roberto Quarta, who joined the Board as Non-executive Director and Chairman Elect on 4 December 2013, will become Chairman, assuming that he is elected as a Director by shareholders at the meeting
–	Richard De Schutter will retire from the Board. Richard has served on the Board since January 2001 as a Non-executive Director and a member of a number of the Board Committees. He has been the Senior Independent Director since April 2011
–	Brian Larcombe will take over as Senior Independent Director to assist a smooth transition between Chairmen
–	Ajay Piramal will retire from the Board. He has served on the Board since January 2012.

Roles of Directors

Whilst we all share collective responsibility for the activities of the Board, some of our roles have been defined in greater detail. In particular, the roles and responsibilities of the Chairman and Chief Executive Officer are clearly defined.

Chairman

–  Building a well balanced Board

–  Chairing Board meetings and setting Board agendas

–  Ensuring effectiveness of the Board and ensuring annual review undertaken

–  Encouraging constructive challenge and facilitating effective communication between the Board members

–  Promoting effective Board relationships

–  Ensuring appropriate induction and development programmes

–  Ensuring effective two way communication and debate with Shareholders

–  Setting the tone at the top with regard to compliance and sustainability matters

–  Promoting high standards of corporate governance

–  Maintaining appropriate balance between stakeholders.

Chief Executive Officer

–  Developing and implementing Group strategy

–  Recommending the annual budget and five-year strategic and financial plan

–  Ensuring coherent leadership of the Group

–  Managing the Group’s risk profile and establishing effective internal controls

–  Regularly reviewing organisational structure, developing executive team and planning for succession

–  Ensuring the Chairman and Board are kept advised and updated regarding key matters

–  Maintaining relationships with shareholders and advising the Board accordingly

–  Setting the tone at the top with regard to compliance and sustainability matters.

The Non-executive Directors meet regularly prior to each Board meeting without management in attendance. The roles of Non-executive Directors and, in particular, the Senior Independent Director are defined as follows:

Non-executive Directors

– Providing effective challenge to management – Assisting in development of strategy – Serving on the Board Committees.

Senior Independent Director

–  Chairing meetings in the absence of the Chairman

–  Acting as a sounding board for the Chairman on Board-related matters

–  Acting as an intermediary for the other Directors where necessary

–  Available to Shareholders on matters which cannot otherwise be resolved

–  Leading annual evaluation into the Board’s effectiveness

–  Leading search for a new Chairman, as necessary.

Independence of Non-executive Directors

We require our Non-executive Directors to remain independent from management so that they are able to exercise independent oversight and effectively challenge management. We therefore continually assess the independence of each of our Non-executive Directors. The Executive Directors have determined that all our Non-executive Directors are independent in accordance with both UK and US requirements. None of our Non-executive Directors or their immediate families has ever had a material relationship with the Group. None of them receives additional remuneration apart from Directors’ fees, nor do they participate in the Group’s share plans or pension schemes. None of them serve as directors of any companies or affiliates in which any other Director is a director.

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

50	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Corporate Governance Statement continued

As explained, Richard De Schutter will retire from the Board following the Annual General Meeting. Brian Larcombe, who has served for 12 years, will remain on the Board as Senior Independent Director to ensure a smooth transition between chairmen. Pamela Kirby who has served for 12 years will remain on the Board as Chairman of the Ethics & Compliance Committee and member of the Remuneration Committee. The Board believes that the skills, diversity and experience Brian and Pamela bring to the Board with their in-depth knowledge of the Company are important for continuity in this time of transition.

We are mindful that some of our Non-executive Directors have served on the Board for a period of time that some might regard as likely to impact their independence. We do not believe this to be the case, but have reviewed the length of service of our Non-executive Board members and have taken this into consideration, when making the changes to the Board composition outlined above.

We continue to search for other suitable Non-executive Directors, whose experience will align with our strategic objectives and, in due course, our longer serving directors will step down.

Board Membership

– Non-executive Chairman Sir John Buchanan (to retire on 10 April 2014) – Chief Executive Officer Olivier Bohuon – Chief Financial Officer Julie Brown (appointed 4 February 2013).

Nine Independent Non-executive Directors

–  Richard De Schutter (Senior Independent Director) (to retire on 10 April 2014)

–  Ian Barlow

–  Baroness Virginia Bottomley

–  Michael Friedman (appointed 11 April 2013)

–  Pamela Kirby

–  Brian Larcombe (to become Senior Independent Director on 10 April 2014)

–  Joseph Papa

–  Ajay Piramal (to retire on 10 April 2014)

–  Roberto Quarta (appointed on 4 December 2013. Independent on appointment) (to become Chairman on 10 April 2014).

Role of the Board

Strategy

–  Approving the Group strategy including major changes to corporate and management structure, acquisitions, mergers, disposals, capital transactions over $10m, annual budget, financial plan, business plan, major borrowings and finance and banking arrangements

–  Approving changes to the size and structure of the Board, overseeing succession planning and the appointment and removal of Directors and the Company Secretary

–  Approving Group policies relating to corporate social responsibility, health and safety, Code of Conduct and Code of Share Dealing and other matters.

Performance

– Reviewing performance against strategy, budgets and financial and business plans
– Overseeing Group operations and maintaining a sound system of internal control
– Determining dividend policy and dividend recommendations
– Approving the appointment and removal of the Auditor and other professional advisers and approving significant changes to accounting policies or practices
– Approving the use of the Company’s shares in relation to employee and executive incentive plans.

Risk

– Determining risk appetite, regularly reviewing risk register and risk management processes (see pages 38–41 for more detail).

Shareholder Communications

–  Approving preliminary announcement of annual results, annual report, half yearly report, quarterly financial announcements, the release of price sensitive announcements and any listing particulars, circulars or prospectuses

– Maintaining relationships and continued engagement with Shareholders.

Key activities in 2013

(in addition to regular annual activities)

– Review and oversight of the implementation of the strategy and organisational structure
– Oversight of risk management process and review of strategic risk
– Approval of five-year plan
– Review of Board effectiveness
– Continued review of Board composition and appointment of Michael Friedman and Roberto Quarta to the Board
– Consideration and approval of the acquisitions of Sushrut-Adler in India, Plato Grup in Turkey and Politec Saude and Pro Cirurgia Especializada in Brazil
– Approval and oversight of European Process Optimisation programme
– Six physical scheduled meetings and two scheduled telephone meetings
– Four day strategy review and visit to our Tokyo headquarters
– Two day visit to our US operations in Andover, Massachusetts
– Considered and approved the Capital Allocation Framework
– Considered and reviewed succession planning both at Board level and below
– Approved the sustainability policy and report.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	51

Board Development Programme

Our Board Development Programme is directed to the specific needs and interests of our Directors. We focus the development sessions on facilitating a greater awareness and understanding of our business rather than formal training in what it is to be a Director. We value our visits to the different Smith & Nephew sites around the world, where we meet with the local managers of our businesses and see the daily operations in action. Meeting our local managers helps us to understand the challenges they face and their plans to meet those challenges. We also take the opportunity to look at our products and in particular the new products being developed by our R&D teams. This direct contact with the business in the locations we operate around the world really helps us to make investment and strategic decisions. Meeting our local managers helps us when making succession planning decisions below Board level.

During the course of the year, we receive updates at the Board and Committee meetings on external corporate governance changes likely to impact the Company in the future. In 2013, we particularly focused on changes to Narrative Reporting and Reporting on Remuneration. We also looked into the implications of cyber security on the business.

New Directors receive tailored induction programmes, when they join the Board. In 2013, Michael Friedman attended a briefing on UK company law and corporate governance practices. He also attended a series of one-to-one meetings with senior members of management at our head office. Roberto Quarta has commenced his induction programme, meeting the leaders of key divisions and functions and visiting our key site in Hull. All Non-executive Directors are encouraged to visit our overseas businesses, if they happen to be travelling for other purposes. In 2013, visits of this nature were made to operations in the US, Singapore and India. Our local management teams enjoy welcoming Non-executive Directors to their business and it emphasises the interest the Board takes in all our operations.

The following development sessions were run during 2013:

Month	Activity
April	Presentation from Roger Teasdale, President, Advanced Wound Management on the Advanced Wound Management business and progress of the integration of the Biotherapeutics business.
July	Audit Committee Development Session (open to all the Board) covering developments in the accounting and reporting landscape including narrative reporting, the Financial Reporting Council changes to Audit Committee and Auditor reporting, cyber security and other UK and European developments.
September

Visit to our Tokyo offices with a presentation from senior Japanese management on the local business and challenges faced.

Presentations from the entire Executive team as part of the Board’s Strategy Review.

Board discussion on Risk as part of the Board’s Strategy discussions.

October

Visit to Advanced Surgical Devices facility in Andover, Massachusetts.

Series of presentations from our Advanced Surgical Devices senior executives on the challenges faced by the business, our strategy and initiatives to meet these challenges and an update on progress made since the previous year.

December	Workshop on cyber security.

Board Effectiveness Review

We conduct an annual review into the effectiveness of the Board. In 2012, the review was facilitated externally and drew positive conclusions. In 2013 therefore, we undertook an internal review, which was led by Richard De Schutter, the Senior Independent Director.

The review in 2013 consisted of a questionnaire followed by a series of interviews with the Directors towards the end of the year. The questionnaire was based on the internal questionnaire used in 2011 enabling a comparison to be made between the two years. The interviews with the Directors were broadly based on the questionnaire but also covered any other matters the Directors wished to raise.

Mr De Schutter presented the results of his findings to the Board in early February 2014. Overall, the review concluded that the performance of the Board had improved since the previous internal review particularly in evaluating performance against the long-term strategic plan, identifying and monitoring strategic risks and gaining a better understanding of the competitive environment. Non-executive Directors also valued the meetings they held without management present, ahead of each Board and some Committee meetings as well as the opportunity to meet senior executives below Board level on site visits and at Board presentations.

The review identified the following areas that would require attention in 2014:

Areas for Attention
The Board was currently in transition with the retirement of Sir John Buchanan as Chairman, Richard De Schutter as Senior Independent Director and Ajay Piramal as Non-executive Director following the Annual General Meeting. It was therefore recognised that Succession Planning at Non-executive Director level would be a key priority for the new Chairman, Roberto Quarta, after the Annual General Meeting.
It was felt that the number, timing and length of the Board and Committee meetings could be reviewed to consider whether the current pattern of meetings was most effective.
It is expected that the review in 2014 will be facilitated externally.

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

Management of conflicts of interest

None of us, nor our connected persons, has any family relationship with any other Director or officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 24 February 2014.

Each of us has a duty under the Companies Act 2006 to avoid a situation in which we have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty that we owe to the Company to disclose to the Board any transaction or arrangement under consideration by the Company. If we become aware of any situation which may give rise to a conflict of interest, we inform the rest of the Board immediately and the Board is then permitted under the Articles of Association to authorise such conflict. The information is recorded in the Company’s Register of Conflicts together with the date on which authorisation was given. In addition, we certify, on an annual basis, that the information contained in the Register is correct.

52	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Corporate Governance Statement continued

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are able to participate in the discussion and a conflict is only authorised if we believe that it would not have an impact on our ability to promote the Company’s success in the long term. Additionally, we may, as a Board, determine that certain limits or conditions must be imposed when giving authorisation. We have identified no actual conflicts which have required approval by the Board. We have, however, identified six situations which could potentially give rise to a conflict and these have been duly authorised by the Board and are reviewed on an annual basis.

Re-appointment of Directors

In accordance with the Code, all Directors, offer themselves to Shareholders for re-election annually, except those who are retiring following the Annual General Meeting. Roberto Quarta who was appointed to the Board on 4 December 2013 will offer himself for election. Each Director may be removed at any time by the Board or the Shareholders.

Directors’ Indemnity Arrangements

Each Director is covered by appropriate directors’ and officers’ liability insurance and there are also Deeds of Indemnity in place between the Company and each Director. These Deeds of Indemnity mean that the Company indemnifies Directors in respect of any proceedings brought by third parties against them personally in their capacity as Directors of the Company. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company.

Liaison with Shareholders

The Executive Directors meet regularly with investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2013, the Executive Directors held meetings with institutional investors, including investors representing approximately 43% of the share capital as at 31 December 2013.

As part of this programme of investor meetings, during 2013, as Chairman of the Company, I met with investors representing 16% of the share capital. Over the last three years, I have met investors representing in aggregate 21% of the share capital. Also during 2013, Joseph Papa met with Shareholders holding 20% of the share capital to discuss remuneration policies and plans. In addition, we contacted a further three Shareholders representing 8% of the share capital summarising the discussions held with the Shareholders we had met.

We receive a short report at every Board meeting reviewing our major Shareholders and any significant changes in their holdings since the previous meeting. Olivier Bohuon and Julie Brown routinely advise us of any concerns or issues that Shareholders have raised with them in their meetings. We also receive copies of analysts’ reports on the Company and our peers between Board meetings.

The Company’s website (www.smith-nephew.com) contains information of interest to both institutional investors and private Shareholders, including financial information and webcasts of the results presentations to analysts for each quarter, as well as specific information for private Shareholders relating to the management of their shareholding.

Share capital

As at 24 February 2014, the Company’s total issued share capital with voting rights consisted of 893,814,245 ordinary shares of 20.0 US cents each. 25,122,968 ordinary shares are held in treasury and are not included in the above figure. Further information on treasury shares can be found in Note 19 of the Notes to the Group accounts.

As at 24 February 2014, notification had been received from the undernoted investors under the DTR in respect of interests in 3% or more of the issued ordinary shares with voting rights of the Company.

	Number of Shares	%
Invesco	66,740,225	7.5

BlackRock, Inc.	42,621,011	4.8

In addition to the above the Company is aware that Walter Scott & Partners Limited hold approximately 37.7 million ordinary shares (4.2%). Otherwise, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Dividend

The Board has proposed a final dividend of 17.0 US cents per ordinary share which, together with the interim dividend of 10.40 US cents, makes a total for 2013 of 27.40 US cents. The final dividend is expected to be paid, subject to Shareholder approval, on 7 May 2014 to Shareholders on the Register of Members at the close of business on 22 April 2014.

Annual General Meeting

The Company’s Annual General Meeting is to be held on 10 April 2014 at 2:00 pm at No.11 Cavendish Square, London W1G 0AN. Registered Shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for Senior Financial Officers, which is available free of charge on the Group’s website (www.smith-nephew.com) and on request. This applies to the Chief Executive Officer, Chief Financial Officer, Vice President, Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor any amendments made to the Code during 2013 or up until 24 February 2014.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	53

Internal controls

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
The Audit Committee reviewed reports from Internal Audit on their findings on internal financial controls.
The Audit Committee reviews the Group Whistle-blower procedures.
The Audit Committee reviews regular reports from the Vice President, Group Finance and the Heads of the Taxation and Treasury functions.

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitations, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. This process complies with the Financial Reporting Council’s ‘Internal Control: Revised Guidance for Directors on the Combined Code’ and additionally contributes to our compliance with the obligations under the Sarbanes-Oxley Act 2002 and other internal assurance activities. There has been no change in the Group’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

We, as a Board, are responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management) and ethical compliance processes operated by the Group. We have delegated responsibility for this review to the Audit Committee. The Audit Committee, through the Internal Audit function reviews the adequacy and effectiveness of internal control procedures and identifies any weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2013 and included the period up to the approval of this Annual Report. The main elements of this annual review are as follows:

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2013. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 24 February 2014 that the disclosure controls and procedures were effective as at 31 December 2013.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2013 in accordance with the requirements in the US under s404 of the Sarbanes-Oxley Act. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on their assessment, management concluded and reported that, as at 31 December 2013, the Group’s internal control over financial reporting is effective based on those criteria.

Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.

Ernst & Young LLP, an independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as at 31 December 2013. This report appears on page 91.

54	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Corporate Governance Statement continued

The Auditor

Ernst & Young LLP have expressed their willingness to continue as the Auditor. Resolutions proposing their re-appointment for 2014 and to authorise the Directors to determine their remuneration will be proposed at the Annual General Meeting, as approved by the Audit Committee.

We shall be tendering the provision of Audit services for future years during 2014. Further details are included in the Audit Committee Report.

Disclosure of information to the Auditor

In accordance with Section 418 of the Companies Act 2006, the Directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the Auditor, Ernst & Young LLP, are unaware and the Directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the Auditor is aware of such information.

Principal accountant fees and services

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

	2013 $ million	2012 $ million
Audit	3	3

Audit related fees	–	–

Tax	3	2

Other	–	–
	6	5

Audit fees include fees associated with the annual audit and local statutory audits required internationally. A more detailed breakdown of audit fees may be found in Note 3.2 of the Notes to the Group accounts.

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, UK. Registered in England and Wales No. 324357. Tel: +44 (0)20 7401 7646. Website: www.smith-nephew.com

Committees of the Board

We delegate some of the Board’s detailed work to each of the Nomination & Governance, Ethics & Compliance, Audit and Remuneration Committees. Each of these has their own Terms of Reference, which may be found on the Group’s website at www.smith-nephew.com. The Company Secretary or her designate is secretary to each of the Committees. The Chairman of each Committee reports orally to the Board and minutes of the meetings are circulated to all members of the Board.

Other Committees

Executive Risk Committee

Olivier Bohuon chairs our Executive Risk Committee which includes the Executive Directors and Executive Officers of the Group. As an integral part of our planning and review process, the management of each of our divisions identifies the risks applicable to their business, the probability of those risks occurring, the impact if they do occur and the actions required and being taken to manage and mitigate those risks. The Executive Risk Committee meets twice a year to review the major risks they identify across the Group and the mitigation processes and plans. As appropriate, the Executive Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. We receive an annual report from the Executive Risk Committee, which details the significant risks categorised by potential financial impact on profit and share price and by likelihood of occurrence. Details of new, key or significantly increased risks, along with actions put in place to mitigate such risks, are also reported to us as appropriate. We have provided further information on the principal risks identified through this process in ‘Financial review and principal risks’ on pages 36 to 41 of this Annual Report.

Disclosures Committee

Olivier Bohuon chairs the Disclosures Committee which includes the Chief Financial Officer and various additional senior executives. The Committee meets as required and approves the release of all major communications to investors, to the UK Listing Authority, SEC and to the London and New York Stock Exchanges.

By order of the Board, on 26 February 2014

Sir John Buchanan

Chairman

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	55

Nomination & Governance Committee

Sir John Buchanan

Membership

–	Sir John Buchanan (Chairman) (Independent on appointment)
–	Olivier Bohuon
–	Brian Larcombe (Independent)
–	Richard De Schutter (Independent)
–	Roberto Quarta (Independent) (Chairman Elect) with effect from 4 December 2013.

Five meetings

Main responsibilities

–	Review size and composition of the Board
–	Oversee the Board succession plans
–	Recommend Director appointments
–	Oversee governance aspects of the Board and its Committees
–	Oversee review into the Board’s effectiveness
–	Consider and update the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees
–	Monitor external corporate governance activities and keep the Board updated
–	Oversee the Board Development Programme and the induction process for new Directors.

Key activities in 2013

(in addition to main responsibilities)

–	Recommended the appointment of Roberto Quarta as Chairman Elect
–	Recommended the appointment of Michael Friedman as a new Non-executive Director
–	Reviewed and approved new Terms of Reference for Board Committees and new Matters Reserved to the Board
–	Continued consideration of diversity issues, independence of Non-executive Directors and potential conflicts of interests
–	Received updates on corporate governance matters.

Dear Shareholder,

I am pleased to present my report on the activities of the Nomination & Governance Committee in 2013. The membership and principal duties of the Committee are set out in the table above. In 2013, we dealt with the following matters:

Appointment of Roberto Quarta as Chairman Elect

In April 2014, I shall have served on the Smith & Nephew plc Board for nine years. The Board agreed therefore that they should commence a search for my replacement during 2013. Richard De Schutter, Senior Independent Director led this search assisted by Brian Larcombe, member of this Committee and by the independent search firm, Russell Reynolds. They interviewed a number of candidates, who also met with Olivier Bohuon, the Chief Executive Officer and other Non-executive Directors. I did not take part in this search, but was kept updated of progress throughout. In October, the Committee recommended the appointment of Roberto Quarta as Non-executive Director and Chairman Elect with effect from 4 December 2013. I shall retire from the Board following the Annual General Meeting and Roberto Quarta will be appointed in my place.

Changes to Board Composition

The Committee recommended the appointment of Michael Friedman as Non-executive Director. He joined the Board on 11 April 2013 bringing exceptional experience of the US Healthcare market with both public and private sector experience.

The Committee reviewed the composition of the Board and recommended that Brian Larcombe replace Richard De Schutter as Senior Independent Director, when he retires following the Annual General Meeting.

The Committee has continued its search for additional Non-executive Directors, focusing, in particular, on the skills, experience, independence and diversity each candidate brings to the Board. We look for candidates who will support the strategic priorities identified by the Board and in 2014 will continue to look for Non-executive Directors with experience within emerging markets or within the US and European healthcare systems.

Our focus on emerging markets experience will be particularly important after the retirement of Ajay Piramel following the Annual General Meeting on 10 April 2014.

Governance Matters

During the year, the Committee also addressed a number of governance matters. We reviewed the Terms of Reference of all the Board Committees in light of new regulations and guidance from the UK Government and the Financial Reporting Council on Executive Remuneration, Narrative Reporting and Audit Committee Reporting. We received updates from the Company Secretary on new developments in corporate reporting in both the UK and Europe. We reviewed the independence of our Non-executive Directors, considered potential conflicts of interest and the diversity of the Board and made recommendations concerning these matters to the Board.

Diversity

As we explained in our 2011 Annual Report, we value diversity in the Boardroom. Our directors come from different backgrounds and each brings unique capabilities and perspectives to our discussions with a wide range of professional and geographical backgrounds. We are committed to maintaining a diverse Board. In 2012, we stated that our expectation would be that by 2015,25% of our Board would be female and we have met this expectation. When appointing new directors, we will continue to appoint on merit whilst valuing diversity in its broadest sense.

Whilst the whole Board remains responsible for ensuring that the Company is governed appropriately, the Committee carries out the more detailed work to support this.

Yours sincerely

Sir John Buchanan

Chairman of Nomination & Governance Committee

56	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Corporate Governance Statement continued

Ethics & Compliance Committee

Pamela Kirby

Membership

–	Pamela Kirby (Chairman) (Independent)
–	Michael Friedman (Independent) with effect from 4 December 2013
–	Joseph Papa (Independent)
–	Richard De Schutter (Independent).

Four Meetings

Main responsibilities

–	Review ethics and compliance programmes
–	Review policies and training programmes
–	Review compliance performance based on monitoring, auditing and investigations data
–	Review allegations of significant compliance failures
–	Review Group’s internal and external communications relating to ethics and compliance issues
–	Review external developments and compliance activities
–	Receive reports from the Group’s ethics and compliance meetings and from the Chief Compliance Officer and the Chief Legal Officer.

Key activities in 2013

(in addition to main responsibilities)

–	Held meetings with independent monitor appointed under the DOJ/SEC settlement to discuss the effectiveness of our Global Compliance programme, review his reports, and consider further enhancements
–	Continued to review compliance programme for third party sellers and other third parties doing business with the Company
–	Reviewed development of employee compliance training programmes
–	Considered compliance implications relating to potential acquisitions, including due diligence findings and integration plans.

Dear Shareholder,

I am pleased to present my report on the activities of the Ethics & Compliance Committee in 2013. The membership and the principal duties of the Committee are set out in the table. In 2013, we dealt with the following matters, among others:

Settlement with US Securities and Exchange

Commission and US Department of Justice

During the year, we continued to work closely with the independent monitor appointed as part of our settlement with the SEC and DOJ in 2012. With his help, we have continued to evaluate the effectiveness of our compliance programme and adopt further enhancements to the programme. We met individually with the monitor and collectively as a Committee and discussed our compliance programme with him. In August, the monitor submitted to the SEC, DOJ and our Board a follow-up report to his initial report from 2012. The follow-up report contained additional recommendations and observations regarding implementation of his initial recommendations. It also concluded that Smith & Nephew’s programme is reasonably designed and implemented to detect and prevent violations of the anti-corruption laws and is functioning effectively. The SEC and DOJ concurred in that assessment, and in December 2013 we and the monitor submitted a final, joint report. In January 2014, the SEC and DOJ confirmed that the independent monitorship has terminated. We are now subject to self-reporting and other requirements for the remainder of the settlement agreements (that is, until at least March 2015).

Compliance Programme for Distributors

We continued to review our compliance programme with third party sellers (such as distributors and sales agents), particularly in higher risk markets. This programme includes due diligence, contracts with compliance terms and compliance training. To increase oversight, we are also piloting related monitoring and auditing programmes in 2014. During 2013, we required our distributors to complete expanded due diligence questionnaires and certifications and have continued to work with them to build and enhance their own compliance programmes. We provide all our distributors with a set of resources, which they can customise and brand for their own compliance programmes.

Compliance Programme for Other Third Parties

We have continued to strengthen our controls over other third parties engaged by us to provide services other than selling our products, such as customs, registration and travel agents. In 2014, we will increase our scrutiny on potential higher risk third parties. We have established a policy and process requiring that managers categorise third parties and take appropriate steps, including performing a risk assessment, conducting due diligence and assigning training, based on third party type and risk profile. We previously created Guidance on the Smith & Nephew Code of Conduct and Business Principles for Third Parties to highlight the areas of our Code of Conduct that apply directly to third parties and that we expect them to follow when working on our behalf.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	57

Employee Compliance Programme

New employees are trained on our Code of Conduct which sets out the basic legal and ethical principles for carrying out business and applies both to the employees and others who act on the Group’s behalf. It sets out in detail how persons covered by the Code of Conduct are expected to interact ethically with healthcare professionals and government officials. It also covered the broader issues of ethics and compliance throughout the business and includes a code of business principles. A copy of the Code of Conduct can be found on the Group’s website (www.smith-nephew.com).

The Code of Conduct includes our whistle-blowing policy, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law). Individuals can also report a concern to their direct manager or a manager in Compliance, Legal or Human Resources. All calls and contacts are investigated and the appropriate action taken, including reports for senior management or the Board, where warranted. As stated in the Code of Conduct, we also enforce our non-retaliation policy against anyone who makes a report in good faith. The Ethics & Compliance Committee is advised of any potentially significant improprieties which are reported.

In 2013, we reviewed the Group Policies and Procedures (‘GPPs’) supporting the Code of Conduct, and made revisions to policies covering booths at medical meetings, free products, digital media and other areas. We continually work to enhance the employee compliance training programme. New employees receive training on our Code of Conduct, and we assign annual compliance training to employees. People managers also must complete a certification that includes content targeted to their role and the challenges they face. In 2013, we created a refresher course on Preventing Bribery and Corruption and a course on Effective Communication. The preventing bribery model gave employees an opportunity to apply their knowledge in different scenarios.

The annual bonus to senior managers can be negatively impacted if their team members have not completed the requisite training. The compliance training programme continues to evolve to focus more on tailored situations relevant to employees in specific job situations. Further support is provided through a comprehensive set of tools and resources located on our global intranet platform. These tools and resources are regularly reviewed and updated.

Compliance Infrastructure

We are mindful that an effective compliance programme requires both a culture of integrity and investment in the necessary infrastructure to give effect to that culture. As the Company grows in new markets, we continue to expand our global network of Regional Compliance Officers and they work with local management to reinforce the importance of compliance with our employees and third parties around the world. In 2013, we added regional compliance staff in Russia, Brazil, Turkey, Japan and the Middle East.

Compliance Implications around Acquisitions

During 2013, there has been increased acquisition activity across the Group, with the acquisition of Plato Grup in Turkey, Sushrut-Adler in India and Politec in Brazil, as well as the announcement of an agreement to acquire Pro Cirurgia Especializada, also in Brazil. We have compliance due diligence reviews and integration plans relating to each of these transactions and we monitor progress against these plans.

Compliance Investigations

Finally, an effective compliance programme must regularly evaluate and address emerging risks and design appropriate controls and take necessary remedial actions. These actions may include investigations about possible improprieties, which we pursue with due care.

Yours sincerely

Pamela Kirby

Chairman of Ethics & Compliance Committee

58	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Audit Committee Report

Ian Barlow

Dear Shareholder,

I am pleased to present the first Audit Committee Report prepared in accordance with the newly revised Corporate Governance Code, in which the role of the Audit Committee and its activities during the year are described in more detail than in previous years.

The role of the Audit Committee is to undertake an independent assessment of the financial affairs of the Company, to review the financial statements and to ensure that there is a sound system of financial control throughout the Group. Whilst the Board as a whole is responsible for approving the financial results, we undertake the detailed work to support that decision.

Composition of the Audit Committee

I am Chairman of the Audit Committee and Brian Larcombe, Richard De Schutter and Joseph Papa are members of the Committee. We are all independent Non-executive Directors and served on the Committee throughout 2013. Richard De Schutter will be retiring from the Board and the Audit Committee following the 2014 Annual General Meeting. The Board has determined that, as a Chartered Accountant and former Senior Partner, London at KPMG, I am the designated financial expert.

Role of the Audit Committee

Our work falls into the following five areas:

Financial reporting
– Reviewing significant financial reporting judgements and accounting policies and compliance with accounting standards
– Ensuring the integrity of the financial statements and their compliance with UK and US statutory requirements
– Ensuring the Annual Report and Accounts are fair, balanced and understandable and recommending their adoption by the Board
– Monitoring announcements relating to the Group’s financial performance.

Internal Controls and Risk Management
– Monitoring the effectiveness of internal controls and compliance with the UK Corporate Governance Code 2012 and the Sarbanes-Oxley Act, specifically sections 302 and 404
– Reviewing the operation of the Group’s risk management processes and the control environment over financial, regulatory and quality risks.

Fraud and Whistle-blowing
– Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing
– If required, receiving reports of fraud incidents.

Internal Audit
– Agreeing internal audit plans and reviewing reports of internal audit work
– Monitoring the effectiveness of the internal audit function.

External Audit
– Overseeing the Board’s relationship with the external auditor
– Monitoring and reviewing the independence and performance of the external auditor and evaluating their effectiveness
– Making recommendations to the Board for the appointment or re-appointment of the external auditor.

The Terms of Reference of the Audit Committee describe our role and responsibilities more fully and can be found on our website at www.smith-nephew.com.

Activities of the Audit Committee in 2013 and since the year end

In 2013, we held five physical meetings and three meetings by telephone. Each meeting was attended by all members of the Committee. The Chief Executive Officer, Chief Financial Officer, Head of Internal Audit, the external auditor and key finance personnel also attended by invitation. We also met the external auditor without management present.

Our programme of work in 2013 is set out below and took the following format: As part of our review of the financial statements and the quarterly announcements, we reviewed management’s judgements applied in a number of areas including the valuation of inventories, liability provisioning, impairment, retirement benefit obligations, trade receivables, taxation and business combinations. The matters of judgement and our processes and conclusions are described in greater detail below.

During the year we received reports from the Group Treasurer, Head of Tax, Chief Information Officer (‘CIO’) and Chief Business Development Officer. All of these were focused on the risk management in these functions. The ClO’s report had a particular emphasis on cyber security. The Committee was satisfied that each function has evaluated the risks it is managing and has effective processes in place to mitigate and respond to those risks. We also had reports from the Heads of Quality Assurance and of Risk Assurance and had two dedicated discussions on the Group’s risk management during the year: first to review the Group’s risk management procedures and risk maps as a basis for sign off on the Annual Report and Accounts; the second in September as part of the Board’s annual strategy meeting to review the Board’s attitude to risk and assessment of the high level strategic risks.

In light of the changes in UK reporting regulations we continued to review the style, format and content of the Annual Report and Accounts paying particular attention to the changes in the Corporate Governance Code and reporting regulations. We also revised our Terms of Reference to take account of these changes.

Since the year end, we have reviewed the Annual Report and Accounts for 2013 and have concluded that taken as a whole they are fair, balanced and understandable and have advised the full Board accordingly. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model which is set out on page 7, and the key performance indicators and their link to the strategy.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	59

Significant matters related to the financial statements

We considered the following key areas of judgement in relation to the 2013 accounts and at each reporting quarter end, which we discussed in all cases with management and the external auditor:

Area of judgement	Our action
Valuation of inventories

A feature of the Advanced Surgical Devices division’s business model (whose finished goods inventory makes up almost 80% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation.

At each quarter end we received reports from and discussed with management and the external auditor the level of provisioning and material areas at risk. Provisioning averaged 26% during the year (27% during 2012). We concluded that the proposed levels were appropriate.

Liability provisioning

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

The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important.

As members of the Board, we receive regular updates from the Chief Legal Officer. These updates form the basis for the level of provisioning. These have not moved materially during the year and we determined that the proposed levels at year end of $86m in 2013 ($80m in 2012) were appropriate in the circumstances.

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

We reviewed management’s reports on the key assumptions with respect to goodwill and investment in associates – particularly the forecast future cash flows and discount rates used to make these calculations. We have also considered the disclosure surrounding these reviews and concluded it was appropriate.

Retirement Benefits Obligations

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions affect the balance sheet liability, operating profit and other finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

We received quarterly reports from management setting out the movement in the key assumptions for the principal pension schemes in the Group and the financial impact of these movements. Any significant movement in the assumptions or movement in the underlying scheme assets and liabilities was discussed with management. Details of the assumptions used are set out in Note 18 of the Notes to the Group accounts. Following these discussions we concluded that the assumptions used were appropriate.

60	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Audit Committee Report continued

Area of judgement	Our action
Trade receivables
Guidance was issued by the Financial Reporting Council in early 2012 on responding to increased country and currency risk particularly in Southern Europe.

Each quarter we received reports from management containing key metrics with regard to receivables with additional focus on receivables in Southern Europe. We discussed the risk associated with trade receivables in Southern Europe and the level of provisioning and concluded that the stated values were appropriate.

Taxation
Provisioning for potential current tax liabilities and the level of deferred tax asset recognition in relation to accumulated tax losses are underpinned by a range of judgements.

We annually review our system and principles for management of tax risks. We review quarterly reports from management evaluating existing risks and tax provisions. We also consider reports from our external auditor before determining that the levels of provisions was appropriate.

Business combinations
The Group has identified ‘growth through acquisitions’ as one of its Strategic Priorities and over the past 12 months we have made acquisitions in Turkey, India and Brazil.

For completed acquisitions, we received a report from management setting out the significant assets and liabilities acquired, details of the provisional fair value adjustments applied, an analysis of the intangible assets acquired, the assumptions behind the valuation of these acquired intangible assets, and the proposed useful economic life of each intangible asset class. These reports were reviewed and, following discussion, approved.

External Auditor

The independence of our external auditor is critical for the integrity of the audit. We therefore have an Auditor Independence Policy which ensures that this independence is maintained, a copy of which is available on the Company’s website. This governs our approach when we require our external auditor to carry out non-audit services, and all such services are strictly governed by this policy. During 2013, fees paid to Ernst & Young LLP, our external auditor, for non-audit work totalled $3m which equates to 44% of the total audit fees. Full details are shown in Note 3.2 of the Notes to the Group accounts.

The Auditor Independence Policy also governs the policy regarding the audit partner rotation. This year marks the fifth and final year for our audit partner, Les Clifford, who will be replaced for 2014 by Andrew Walton. Partners and senior audit staff may not be recruited by the Group unless two years have expired since their previous involvement with the Group. No such recruitment has occurred. We consider the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded.

We formally reviewed the effectiveness of the external audit process and the quality of the audit. The review covered the following:

–	The audit partners with particular focus on the lead audit engagement partner;

–	The skills and experience of the audit team;

–	The planning and scope of the audit and identification of areas of audit risk;

–	The execution of the audit;

–	The role of management in the audit process;

–	The quality of communication between the external auditor and the audit committee;

–	The quality of their regular reports on accounting matters, governance and control;

–	The support provided by the external auditor to the audit committee;

–	The contribution made by the external auditor towards insights and added value;

–	The reputation and standing of the external auditor;

–	The independence and objectivity of the external auditor; and

–	The quality of the formal report to Shareholders.

We conducted this review as part of the 2013 year-end process. The views of each member of the Audit Committee, the Chief Financial Officer, the Vice President Group Finance and key members of the finance management team at Group and divisional level were sought. We considered the feedback from this process and shared it with the external auditor and with management.

During the year, we considered the inspection reports from the Audit Oversight Boards in the UK and US, specifically the:

–	Financial Reporting Council’s Audit Quality Inspections Annual Report 2012/13 and Public Report on the 2012 inspection of Ernst & Young LLP; and

–	The US based Public Company Accounting Oversight Board’s Report on the 2012 inspection of Ernst & Young LLP.

We also reviewed the fees of the external auditor which benchmarked well against groups of comparable size and complexity.

Our conclusions were that the external audit was carried out effectively, efficiently and with the necessary objectivity and independence.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	61

Tender of External Audit Services

Ernst & Young or its predecessors have been our external auditor since we listed in 1937. We have regularly reviewed the provision of external audit services and because we have been satisfied with the quality and cost of the work undertaken by Ernst & Young, we have not considered it necessary to tender the appointment. We are however mindful of the recent changes introduced by the UK Corporate Governance Code 2012, the prospective new requirements of the Competition Commission to tender regularly, the imminent changes being progressed by the European Parliament for periodic mandatory rotation of auditors and the views of some of our Shareholders regarding the length of tenure of our external auditor. We recognise that now is the time to consider putting the external audit out to tender. We chose not to do this in 2013 given the very recent appointment of Julie Brown as Chief Financial Officer. We have however decided that following the Annual General Meeting in 2014, we will go out to tender in 2014 with a view to appointing a new external auditor, or re-appointing Ernst & Young as external auditor, for the year ending 31 December 2015.

As Chairman of the Audit Committee, I shall lead this process on behalf of the Board supported by Julie Brown and senior members of her financial management. When we have made a decision regarding the appointment of the external auditor, we shall make an appropriate announcement to the market.

Internal Audit

Our Internal Audit function reports directly to the Audit Committee and carries out work in three areas: our financial systems and processes; our systems that ensure compliance with our Code of Conduct, regulation and laws; and our quality managements systems in our manufacturing activities. In all three areas they act as a third line of defence behind operational management’s front line and our own assurance activities. During the year they completed 58 reviews, the results of which were reviewed by the Committee which also oversees the effective and timely remediation of any recommendations. The Committee receives a quarterly report detailing any un-remediated and overdue control recommendations.

We are keen to ensure that this vital function develops with the increasing scale and complexity of the business. With regards to new acquisitions specifically, the function will perform an audit on the Group’s Acquisition Due Diligence process followed by site specific audits on new acquisitions to ensure integration efforts are in line with approved plans. We will continue to monitor Internal Audit’s scope of work and operational methods to ensure it plays a full role in providing assurance of the Group’s identification and management of risk and its associated controls.

Risk Management and Internal Control

On behalf of the Board we reviewed the system of internal financial control and satisfied ourselves that we are meeting required standards both for the year ended 31 December 2013 and up to the date of approval of this Annual Report. No concerns were raised with us in 2013 about possible improprieties in matters of financial reporting or other matters.

In coming to this conclusion:

–	We received regular reports from the internal audit function on their findings from the reviews undertaken throughout the year both from an internal audit perspective and also with regard to compliance with the Sarbanes Oxley Act

–	We requested and reviewed a report mapping Group level risks and related control assurance

–	We requested various reports from management relating to specific risks identified through the risk management process including the progress of the European Process Optimisation project (integration of enterprise reporting systems in Europe) and the risks inherent in our programme of business acquisitions. In addition the Board conducted a workshop on cyber security.

Our Risk Management Framework is underpinned by Business and Functional risk registers that highlight the risks identified and the probability and impact of risk to the Group, as well as mitigation plans. The most significant of these risks are considered by the Group Risk Committee for inclusion on a Group Risk Register. The effectiveness of this Framework is reviewed annually by Internal Audit and our Committee.

Yours sincerely

Ian Barlow

Chairman of the Audit Committee

62	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report

Our aim is to devise remuneration packages that drive performance

Dear Shareholder,

I am pleased to present the first Directors’ remuneration report prepared in accordance with the new regulations. Our remuneration arrangements have essentially remained unchanged from last year, but are now presented in a new format. We have discussed this format with a number of our major Shareholders and are very grateful for their suggestions helping us to improve the clarity of the new remuneration policy table and the remuneration policy report itself.

We made a number of decisions during the year, as follows:

–	Agreed to introduce a third performance measure relating to growth in Emerging & International Markets, into our Performance Share Programme.

–	Determined the incentive plan outcomes for long-term awards made in 2010 and the Annual Incentive Plan 2012, and set the targets and measures for the awards and plans in 2013.

–	Redesigned the Directors’ Remuneration Report in line with the new regulations.

Compliance statement

We have prepared this Directors’ Remuneration Report (the ‘Report’) in accordance with The Enterprise and Regulatory Reform Act 2012-2013 (clauses 81-84) and The Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the ‘Regulations’). The Report also meets the relevant requirements of the Financial Conduct Authority (‘FCA’) Listing Rules.

As required by the regulations, the first part of the Report (pages 64 to 72) is the Directors’ Remuneration Policy Report (the ‘Policy Report’). The Policy Report will be put to Shareholders for approval as a binding vote at the Annual General Meeting on 10 April 2014. The policy report describes our remuneration policy as it relates to the Directors of the Company. Once the policy report has been approved by Shareholders, all payments we make to any Director of the Company will be in accordance with this remuneration policy. We intend that this remuneration policy will remain in place unchanged for at least the next three years and will next be put to Shareholder vote at the Annual General Meeting to be held in 2017. We will bring the policy report back to Shareholders earlier in the event that we make any material change to the remuneration policy or Shareholders do not approve the annual report on remuneration.

The second part of the Report (pages 73 to 85) is the annual report on remuneration (the ‘Implementation Report’). The Implementation Report will be put to Shareholders for approval as an advisory vote at the Annual General Meeting on 10 April 2014. The Implementation Report explains how the remuneration policy was implemented during 2013 and also how it is currently being implemented in 2014.

Pages 74, 79 to 82 have been audited by Ernst & Young LLP.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	63

in line with our strategy & which are simple & clear to understand

As a Remuneration Committee, our aim is to devise remuneration packages that drive a performance in line with our corporate strategy and which are simple and clear to understand both for our Shareholders and for those who participate in our plans. We aim to have a clear line of sight between the performance of the Company and how our Directors and senior executives are paid. We do this by setting the fixed elements of pay, notably base salary and benefits, in line with what our Executive Directors would be paid at another company of a comparable size, complexity and geographical spread. For the variable elements of pay, we select performance measures that are linked to one or more of our Strategic Priorities as detailed on page 10 of the Annual Report as follows:

Measures in our Variable Pay Plans	Link to Strategic Priorities
Financial measures in Annual Incentive Plans
Revenue, Trading profit, Cash	We need to generate cash in our Established Markets to be able to invest in Emerging & International Markets, innovation, organic growth and acquisitions in order to continue to grow in the future. Cash flow is therefore important and this in turn is derived from increased revenues and healthy trading profits.
Business objectives in Annual Incentive Plans
Re-investment	We need to release resources from the businesses through improved structures and efficiencies in order to re-invest in our higher growth areas, including emerging markets, innovation, organic growth and acquisitions.
Processes	We need to enhance our business processes in order to operate more effectively and efficiently and to improve our operating model.
People	We need to attract and retain the right people to achieve our strategy through improving our operating model, winning in Established Markets and growing in emerging markets.
Customer	Our mission is to deliver advanced medical technologies that help healthcare professionals, our customers, improve the quality of life of their patients.
Performance measures in our Performance Share Plan
Cash flow	Cash flow from our Established Markets is necessary in order to fund growth in emerging markets, innovation, organic growth and acquisitions.
Revenue in Emerging & International markets	Our long-term strategy depends on our ability to grow in Emerging & International Markets, to innovate for growth and to supplement organic growth through acquisitions. This depends on our ability to develop new products and to expand into new markets both geographically and by product.
TSR	If we execute our strategy successfully, this will lead to an increased return for our Shareholders.

The following pages set out our remuneration policy in greater detail and then explain how we implement that policy. We believe that outstanding performance by our executives should be rewarded by attractive remuneration packages. We do however have measures in place which ensure that plans do not pay out where performance has not met threshold performance and to recover any amounts paid out, where subsequent events show that payments should not have been made.

We have aimed to design a remuneration package that will encourage our Executive Directors to drive performance in line with our strategy, whilst minimising risk, which will in turn deliver a healthy return to our Shareholders. We very much hope that the new style report is clearer for our Shareholders and shows how we have linked the design of our remuneration plans to our strategy.

Joseph Papa

Chairman of the Remuneration Committee

64	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

The Policy Report

The Remuneration Committee presents the Directors’ remuneration policy report, which will be put to Shareholders as a binding vote at the Annual General Meeting to be held on 10 April 2014 and subject to Shareholder approval, shall take immediate effect.

Future policy table

Executive Directors

The following table and accompanying notes explain the different elements of remuneration we pay to our Executive Directors:

How the component supports the short- and long-term strategy of the Company	How the component operates
Base salary and benefits
Base salary
We are a FTSE 50 listed company, operating in over 100 countries around the world. Our strategy to generate cash from Established Markets in order to invest for growth in Emerging Markets means that we are competing for international talent and our base salaries therefore need to reflect what our Executive Directors would receive if they were to work in another international company of a similar size, complexity and geographical scope.

Salaries are normally reviewed annually, with any increase applying from 1 April. Salary levels and increases take account of:

–  market movements within a peer group of similarly sized UK listed companies;

–  scope and responsibility of the position;

–  skill/experience and performance of the individual Director;

–  general economic conditions in the relevant geographic market; and

–  average increases awarded across the Company, with particular regard to increases in the market in which the Executive is based.

Payment in lieu of pension

In order to attract and retain Executive Directors with the capability of driving our corporate strategy, we need to provide market-competitive retirement benefits similar to the benefits they would receive if they were to work for one of our competitors.

At the same time, we seek to avoid exposing the Company to defined benefit pension risks, and where possible will make payments in lieu of providing a pension.

Current Executive Directors receive an allowance in lieu of membership of a Company-run pension scheme. Base salary is the only component of remuneration that is pensionable.
Benefits

In order to attract and retain Executive Directors with the capability of driving our corporate strategy, we need to provide a range of market-competitive benefits similar to the benefits they would receive if they were to work for one of our competitors.

It is important that our Executive Directors are free to focus on the Company’s business without being diverted by concerns about medical provision, risk benefit cover or, if required, relocation issues.

A wide range of benefits may be provided depending on the benefits provided for comparable roles in the location in which the Executive Director is based. These benefits will include, as a minimum, healthcare cover, life assurance, long-term disability, annual medical examinations, company car or car allowance. The Committee retains the discretion to provide additional benefits where necessary or relevant in the context of the Executive’s location.

Where applicable, relocation costs may be provided in line with Company’s relocation policy for employees, which may include removal costs, assistance with accommodation, living expenses for self and family and financial consultancy advice. In some cases such payments may be grossed up.

All-employee arrangements
All-employee share plans
To enable Executive Directors to participate in all-employee share plans on the same basis as other employees.	ShareSave Plans are operated in the UK and 27 other countries internationally. In the US, an Employee Stock Purchase Plan is operated. These plans enable employees to save on a regular basis and then buy shares in the Company. Executive Directors are able to participate in such plans on a similar basis to other employees, depending on where they are located.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	65

Maximum levels of payment	Framework in which performance is assessed

The base salary of the Executive Directors with effect from 1 April 2014 will be as follows:

Olivier Bohuon €1,111,782

Julie Brown £514,000

The factors noted in the previous column will be taken into consideration when making increases to base salary and when appointing a new Director.

In normal circumstances, base salary increases for Executive Directors will relate to the geographic market and peer group. In addition, the average increases for employees across the group will be taken into account. The Remuneration Committee retains the right to approve higher increases when there is a substantial change in the scope of the Executive Director’s role. A full explanation will be provided in the Implementation Report should higher increases be approved in exceptional cases.

Performance in the prior year is one of the factors taken into account and poor performance is likely to lead to a zero salary increase.

Up to 30% of base salary.	The level of payment in lieu of a pension paid to Executive Directors is not dependent on performance.

The policy is framed by the nature of the benefits that the Remuneration Committee is willing to provide to Executive Directors. The maximum amount payable will depend on the cost of providing such benefits to an employee in the location at which the Executive Director is based. Shareholders should note that the cost of providing comparable benefits in different jurisdictions may vary widely.

As an indication, the cost of such benefits provided in 2013 was as follows:

Olivier Bohuon €80,705

Julie Brown £14,400

The maximum amount payable in benefits to an Executive Director, in normal circumstances, will not be significantly more than amounts paid in 2013 (or equivalent in local currency). The Remuneration Committee retains the right to pay more than this should the cost of providing the same underlying benefits increase or in the event of a relocation. A full explanation will be provided in the Implementation Report should the cost of benefits provided be significantly higher.

The level and cost of benefits provided to Executive Directors is not dependent on performance but on the package of benefits provided to comparable roles within the relevant location.

Executive Directors may currently invest up to £250 per month in the UK ShareSave Plan. The Remuneration Committee may exercise its discretion to increase this amount up to the maximum permitted by the HM Revenue & Customs. Similar limits will apply in different locations.

The potential gains from all-employee plans are not based on performance but are linked to growth in the share price.

66	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Future policy table – Executive Directors continued

How the component supports the short- and long-term strategy of the Company	How the component operates
Annual incentives
Annual Incentive Plan – Cash Incentive

To motivate and reward the achievement of specific annual financial and business objectives related to the Company’s strategy and sustained through a clawback mechanism explained more fully in the notes.

The objectives which determine the payment of the annual cash incentive and the level of the annual equity award are linked closely to the Group strategy.

The financial measures of revenue, trading profit and cash flow underlie our strategy for growth and the need to generate cash to fund future growth.

The business objectives are also linked to the Group strategy. These change from year to year to reflect the evolving strategy, but will typically be linked to the Strategic Priorities set out on page 10 of this Annual Report. The Implementation Report each year will explain how each objective is linked to a specific strategic priority.

For example, a Reinvestment objective links to the priority of improving the efficiency of the business model and investment in higher growth segments and geographies and Processes and People objectives link to developing the right organisation.

The Annual Incentive Plan comprises a cash and an equity component, both based on the achievement of financial and business objectives set at the start of the year.

The cash component is paid in full after the end of the performance year.

At the end of the year, the Remuneration Committee determines the extent to which performance against these has been achieved and sets the award level.

Annual Incentive Plan – Equity Incentive
To drive share ownership and encourage sustained high standards through the application of a ‘malus’ provision over three years, explained more fully in the notes.

The equity award component comprises conditional share awards (made at the time of the cash award), with vesting phased over the following three years.

The equity component vests  1⁄3,  1⁄3,  1⁄3 on successive award anniversaries, only if performance remains satisfactory over each of these three years; otherwise the award will lapse.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Long-term incentives (awards actively being made)
Performance Share Programme

To motivate and reward longer term performance linked to the long-term strategy and share price of the Company.

The performance measures which determine the level of vesting of the Performance Share Awards are linked to our corporate strategy.

Our strategy requires the generation of cash in order to invest for growth. Cash flow is therefore a key performance measure in our performance share plan.

Growth in our Emerging & International Markets is a key part of our strategy. Revenue in our Emerging & International Markets is therefore included as one of our performance share plan measures.

If our strategy succeeds, the total return to our shareholders will also increase and therefore we include a relative TSR measure in our long-term share plan.

The Performance Share Programme comprises conditional share awards which vest after three years, subject to the achievement of stretching performance targets linked to the Company’s strategy.

Awards may be subject to clawback in the event of material financial misstatement or misconduct.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

One-off share awards
In order to implement our Group strategy, we recognise that it is not always possible to promote from within the Company. In the event that we recruit an Executive Director who is currently employed by another company, we recognise that we might be required to compensate that Executive Director for cash or share awards, they may forfeit on leaving their former employer. Our policy regarding such awards is detailed in the notes.	One-off share awards may be made under the provisions of Listing Rule 9.4.2 to facilitate the appointment of a new Executive Director. Such awards will be made on a case-by-case basis depending on the circumstances at the time to take account of amounts forfeited elsewhere on accepting appointment.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	67

Maximum levels of payment	Framework in which performance is assessed

The total maximum payable under the Annual Incentive Plan is 215% of base salary (150% Cash Incentive and 65% Equity Incentive).

50% salary awarded for threshold performance.

100% salary awarded for target performance.

150% salary awarded for maximum performance.

Performance assessed against individual objectives and Group financial targets.

The cash and share awards are subject to malus and clawback as detailed in the notes following this table.

70% of the cash component is based on financial performance measures, which currently include revenue, trading profit and trading cash. The Remuneration Committee retains the discretion to adopt any financial performance measure that is relevant to the Company.

30% of the cash component is based on other business goals linked to the Company’s strategy, which could include financial and non-financial measures.

The Remuneration Committee has the discretion to apply a multiplier, adjusting the outcome up or down by 10% to reward or penalise conduct in respect of leadership, corporate reputation, ethics, organisational behaviours and representing the Company both internally and externally.

The maximum opportunity shown to the left cannot be exceeded through the application of the multiplier.

0% of salary awarded for performance below target.

50% of salary awarded for target performance.

65% of salary awarded for maximum performance.

Performance assessed against individual performance which includes an element of Group financial targets.

The Remuneration Committee will use their judgement of the individual’s performance in determining the level of equity award that may be awarded within the range of 50% to 65% of salary.

The equity component will vest in three equal tranches over a three-year period, provided that the annual performance conditions set at the beginning of each year continue to be met.

Annual awards: 47.5% of salary for threshold performance. 95% of salary for target performance. 190% of salary for maximum performance.

Currently:

–  50% of the award vests on achievement of a three-year cumulative free cashflow target

–  25% of the award vests subject to three-year Total Shareholder Return (‘TSR’) at median performance relative to industry peers

–  25% of the award vests subject to the achievement of revenue targets in Emerging & International Markets

–  These measures are described in more detail in the notes and the targets and performance against them will be disclosed in the Implementation Report if appropriate

–  The Performance Share Award will vest on the third anniversary of the date of grant, depending on the extent to which the performance conditions are met over the three year period commencing in the year the award was made

–  The Remuneration Committee retains the discretion to change the measures and their respective weightings to ensure continuing alignment with the Company’s strategy

–  The cash and share awards are subject to malus and clawback as detailed in the notes following this table.

Awards made prior to 2014 were subject to TSR and cash flow targets.

Each award will be determined on a case-by-case basis. In normal circumstances such awards will be no more beneficial than the value of amounts forfeited by the Executive Director on leaving a previous company to join the Board.

The Remuneration Committee has the discretion to apply performance conditions to one-off awards if appropriate. However, if it is impossible to replicate the vesting conditions applicable to awards granted by other companies, awards may be made without performance conditions.

68	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Notes to Future policy table – Executive Directors

Changes to remuneration policy

The remuneration policy described in the future policy table – Executive Directors is the same remuneration policy in respect of Executive Directors that has been in force since the beginning of 2012. It is anticipated that this policy will apply at least until the Annual General Meeting in 2017. The only change made has been to introduce a third performance measure to our Performance Share Programme.

Performance measures – Annual Incentive Plan

The performance measures which apply to the Annual Incentive Plan for Executive Directors comprise 70% financial measures and 30% business goals linked to the Company’s strategy, which could include financial and non-financial measures.

The financial measures may differ from year to year to provide continued alignment with the Company strategy. Measures to be used in 2014 are detailed in the Implementation Report. Each year the measures are chosen in order to relate to our Strategic Priorities and in turn to our key performance indicators, which are set out on pages 12 and 13. The performance targets are set by taking into account the strategy of the Company and are designed to be realistic yet stretching.

The business measures will differ from year to year as the evolving corporate strategy means that we will wish to set Executive Directors different business objectives in order to meet the current corporate needs. The business objectives are personal to each Executive Director, and are tailored to reflect their role and responsibilities during the year. These are set at the start of the year and reflect the most important areas of strategic focus for the Company. The Remuneration Committee sets annual measurement criteria (performance targets) that are appropriate to motivate and measure an Executive Director’s performance in any one year. The factors taken into consideration include the three-year strategic plan, prior years’ delivered performance and budgeted performance. In the past, measures have included R&D investment, succession planning, employee engagement, compliance, development of product portfolio, M&A activity and shared services implementation.

Performance measures –

Performance Share Programme

The performance measures which apply to the Performance Share Programme awards made in 2014 relate to cumulative free cash flow, revenue in Emerging & International Markets and Total Shareholder Return. We have chosen three measures which are relevant for the long-term success of the Company.

The free cash flow measure is important for us in a period of growth, when we need to generate cash to fund both organic and inorganic investment.

Revenue in Emerging & International Markets is important for us when we are seeking to generate profitable revenue in new markets and from new products.

The Total Shareholder Return measure, which compares our long-term performance against that of our peers, seeks to align the payout of the Performance Share Programme with the experience of our Shareholders. This helps Executive Directors relate to the Shareholder experience and ensure that vesting is aligned to the out-performance of our sector.

The Remuneration Committee will keep these performance measures under review and retains the discretion to alter the measures or their respective weightings to ensure continuing alignment to the corporate strategy.

Malus and clawback

The Remuneration Committee may determine that an unvested award or part of an award may not vest (regardless of whether or not the performance conditions have been met) or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:

–	A material misstatement of the Company’s financial results; or

–	A material error in determining the extent to which any performance condition has been satisfied; or

–	A significant adverse change in the financial performance of the Company, or a significant loss at a general level or at the division or function in which a participant worked; or

–	Inappropriate conduct (for example reputational issues), capability or performance by a participant, or within a team business area or profit centre.

These provisions apply to share awards under the Global Share Plan 2010 and cash amounts under the Annual Cash Incentive Plan.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	69

Illustrations of the application of the remuneration policy

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under three different performance scenarios:

Data for the Chief Executive Officer assumes an exchange rate of €1 = £0.8494.

Policy on recruitment arrangements

Our policy on the recruitment of Executive Directors is to pay a fair remuneration package for the role being undertaken and the experience of the Executive Director appointed. In terms of base salary, we will seek to pay a salary comparable, in the opinion of the Committee, to that which would be paid for an equivalent position elsewhere. The Remuneration Committee will determine a base salary in line with the policy and having regard to the parameters set out on pages 64 and 65. Incoming Executive Directors will be entitled to pension, benefit and incentive arrangements which are the same as provided to existing Executive Directors. On that basis, awards would not exceed 405% of base salary.

We recognise that in the event that we require a new Executive Director to relocate to take up a position with the Company, we will also pay relocation and related costs as described in the Future policy table on pages 64 and 65, which is in line with the relocation arrangements we operate across the Group.

We also recognise that in many cases, an external appointee may forfeit sizeable cash bonuses and share awards if they choose to leave their former employer and join us. The Remuneration Committee therefore believes that we need the ability to compensate new hires for incentive awards they give up on joining us. The Committee will use its discretion in setting any such compensation, which will be decided on a case-by-case basis. We will only provide compensation which is no more beneficial than that given up by the new appointee and we will seek evidence from the previous employer to confirm the full details of bonus or share awards being forfeited. As far as possible, we will seek to replicate forfeited share awards using Smith & Nephew incentive plans or through reliance on 9.4.2 in the Listing Rules, whilst at the same time aiming for simplicity.

If we appoint an existing employee as an Executive Director of the Company, pre-exisiting obligations with respect to remuneration, such as pension, benefits and legacy share awards, will be honoured. Should these differ materially from current arrangements, these will be disclosed in the next Implementation Report.

We will supply details via an announcement to the London Stock Exchange of an incoming Executive Director’s remuneration arrangements at the time of their appointment.

Service contracts

We employ Executive Directors on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. On termination of the contract, we may require the Executive Director not to work their notice period and pay them an amount equivalent to the base salary and payment in lieu of pension and benefits they would have received if they had been required to work their notice period.

Under the terms of the Executive Director’s service contract, Executive Directors are restricted for a period of 12 months after leaving the employment of the Company from working for a competitor, soliciting orders from customers and offering employment to employees of Smith & Nephew. The Company retains the right to waive these provisions in certain circumstances. In the event that these provisions are waived and the former Executive Director commences employment earlier than at the end of the notice period, no further payments shall be made in respect of the portion of notice period not worked. Directors’ service contracts are available for inspection at the Company’s registered office: 15 Adam Street, London WC2N 6LA.

70	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Policy on payment for loss of office

Our policy regarding termination payments to departing Executive Directors is to limit severance payments to pre-established contractual arrangements. In the event that the employment of an Executive Director is terminated, any compensation payable will be determined in accordance with the terms of the service contract between the Company and the Executive Director, as well as the rules of any incentive plans.

Under normal circumstances (excluding termination for gross misconduct) all leavers are entitled to receive termination payments in lieu of notice equal to base salary, payment in lieu of pension, and benefits. In some circumstances additional benefits may become payable to cover reimbursement of untaken holiday leave, repatriation and outplacement fees, legal and financial advice.

In addition, we may also in exceptional circumstances exercise our discretion to pay the Executive Director a proportion of the annual cash incentive they would have received had they been required to work their notice period. Any entitlement or discretionary payment may be reduced in line with the Executive Director’s duty to mitigate losses, subject to applying our non-compete clause.

We will supply details via an announcement to the London Stock Exchange of a departing Executive Director’s termination arrangements at the time of departure.

In the case of a change of control which results in the termination of an Executive Director or a material alteration to their responsibilities or duties, within 12 months of the event, the Executive Director would be entitled to receive 12 months’ base salary plus payment in lieu of pension and benefits. In addition, the Remuneration Committee has discretion to pay an Executive Director in these circumstances an annual cash incentive. For Directors appointed prior to 1 November 2012, an automatic annual cash incentive is payable at target.

In the event that an Executive Director leaves for reasons of ill-health, death, redundancy or retirement in agreement with the Company, then the vesting of any outstanding annual cash incentive and equity incentive awards will generally depend on the Remuneration Committee’s assessment of performance to date. Performance share awards will be pro-rated for the time worked during the relevant performance period, and will remain subject to performance over the full performance period.

For all other leavers, the annual cash incentive will generally be forfeited and outstanding equity incentive awards and performance share awards will lapse.

One-off awards granted on appointment will normally lapse on leaving except in cases of death, retirement, redundancy, or ill-health. The Remuneration Committee has discretion to permit such awards to vest in other circumstances and will be subject to satisfactorily meeting performance conditions if applicable.

The Remuneration Committee retains discretion to alter these provisions on a case-by-case basis following a review of circumstances and to ensure fairness for both Shareholders and Executive Directors.

We will supply details via an announcement to the London Stock Exchange of an out-going Executive Director’s remuneration arrangements around the time of leaving.

Policy on shareholding requirements

The Remuneration Committee believes that one of the best ways our Executive Directors can have a greater alignment with Shareholders is for them to hold a significant number of shares in the Company. Executive Directors are therefore expected to build up a holding of Smith & Nephew shares worth two-times their base salary. In order to reinforce this expectation, we require them to retain 50% of all shares vesting under the Company share plans (after tax) until this holding has been met recognising that differing international tax regimes affect the pace at which an Executive Director may fulfil the shareholding requirement. When calculating whether or not this requirement has been met, we will include ordinary shares or ADRs held by the Executive Director and their immediate family and the intrinsic value of any vested but unexercised options.

Statement of consideration of employment conditions elsewhere in the Company and differences to the Executive Director Policy

All employees across the Group including the Executive Directors are incentivised in a similar manner. Although the salary levels and maximum opportunities under bonus and share plans differ, generally speaking the same targets and performance conditions relating to the Company’s strategy apply throughout the organisation.

Executive Director base salaries will generally increase at a rate in line with the average salary increases awarded across the Company. Given the diverse geographic markets within which the Company operates, the Committee will generally be informed by the average salary increase in both the market local to the Executive and the UK, recognising the Company’s place of listing, and will also consider market data periodically.

A range of different pension arrangements operate across the Group depending on location and/or length of service. Executive Directors and Executive Officers either participate in the legacy pension arrangements relevant to their local market or receive a cash payment of 30% of salary in lieu of a pension. Senior Executives who do not participate in a local Company pension plan receive a cash payment of 20% of salary in lieu of pension. Differing amounts apply for lower levels within the Company.

The Company has established a benefits framework under which the nature of benefits varies by geography. Executive Directors participate in benefit arrangements similar to those applied for employees within the applicable location.

All employees are set objectives at the beginning of each year, which link through to the objectives set for the Executive Directors. Annual cash incentives payable to employees across the Company depend on the satisfactory completion of these objectives as well as performance against relevant Group and divisional financial targets relating to revenue, trading profit and trading cash, similar to the financial targets set for the Executive Directors.

Executive Officers and Senior Executives (currently 72) participate in the annual Equity Incentive Programme and the Performance Share Programme. The maximum amounts payable are lower, but the performance conditions are the same as those that apply to the Executive Directors.

No specific consultation with employees has been undertaken relating to Director remuneration. However, regular employee surveys are conducted across the Group, which cover a wide range of issues relating to local employment conditions and an understanding of Group-wide strategic matters. Currently over 4,500 employees in 32 countries participate in one or more of our global share plans.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	71

Future policy table

Chairman and Non-executive Directors

The following table and accompanying notes explain the different elements of remuneration we pay to our Chairman and Non-executive Directors. No element of their remuneration is subject to performance. All payments made to the Chairman are determined by the Remuneration Committee, whilst payments made to the Non-executive Directors are determined by the Directors who are not themselves Non-executive Directors, currently the Chairman, the Chief Executive Officer and the Chief Financial Officer.

How the component supports the short- and long-term strategy of the Company	How the component operates	Maximum levels of payment
Annual fees
Basic annual fee

To attract and retain Directors by setting fees at rates comparable to what would be paid in an equivalent position elsewhere.

A proportion of the fees are paid in shares in the third quarter of each year in order to align Non-executive Directors’ fees with the interest of Shareholders.

Fees will be reviewed periodically. In future, any increase will be paid in shares until 25% of the total fee is paid in shares.

Fees are set in line with market practice for fees paid by similarly sized UK listed companies.

Annual fees are set and paid in UK sterling or US dollars depending on the location of the Non-executive Director. If appropriate, fees may be set and paid in alternative currencies.

Annual fees are currently as follows:

£63,000 in cash plus £3,150 in shares; or

$120,000 in cash plus $6,000 in shares.

Chairman fee:

£400,000 plus £20,000 in shares (to April 2014).

£300,000 plus £100,000 in shares (from April 2014).

Whilst it is not expected to increase the fees paid to the Non-executive Directors and the Chairman by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

The total maximum aggregate fees payable to the Non-executive Directors will not exceed £1.5m as set out in the Company’s articles of association.

Fee for Senior Independent Director and Committee Chairmen

To compensate Non-executive Directors for the additional time spent as Committee Chairmen or as the Senior Independent Director.	A fixed fee is paid, which is reviewed periodically.

£15,000 in cash; or

$27,000 in cash.

Whilst it is not expected that the fees paid to the Senior Independent Director or Committee Chairman will exceed the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

Intercontinental travel fee

To compensate Non-executive Directors for the time spent travelling to attend meetings in another continent.	A fixed fee is paid, which is reviewed periodically.

£3,500 in cash; or

$7,000 in cash.

Whilst it is not expected to increase these fees by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

72	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Notes to Future policy table – Non-executive Directors

Changes to remuneration policy

The Board has altered the policy regarding the payment of Non-executive Directors and to the Chairman in one respect in 2013, by introducing the payment of a proportion of the fees in the form of shares. The fees paid to the Non-executive Directors and to the Chairman were reviewed in July 2013 and it was agreed that the basic fee should be increased by 5% (there having been no increase to these fees since August 2011) and that the increase be paid in the form of shares. The amount of the increase less applicable taxes was used to purchase shares in the market on 15 August 2013. Going forward any increase in the level of fees paid to a Non-executive Director will be paid in the form of shares until 25% of the Non-executive Director’s fee is paid in the form of shares. We have made this change in order to align the fees paid to Non-executive Directors with the experience of our Shareholders. With the appointment of Roberto Quarta as Chairman of the Company with effect from the Annual General Meeting, we have taken the opportunity to pay 25% of his fees in the form of shares immediately.

Policy on recruitment arrangements

Any new Non-executive Director shall be paid in accordance with the current fee levels on appointment, in line with the policy set out above. With respect to the appointment of a new Chairman, fee levels will take into account market rates, the individual’s profile and experience, the time required to undertake the role and general business conditions. In addition, the Remuneration Committee retains the right to authorise the payment of relocation assistance or an accommodation allowance in the event of the appointment of a Chairman not based within the UK.

Letters of appointment

The Chairman and Non-executive Directors have letters of appointment which set out the terms under which they provide their services to the Company and are available for inspection at the Company’s registered office: 15 Adam Street, London WC2N 6LA. The appointment of Non-executive Directors is not subject to a notice period, nor is there any compensation payable on loss of office, for example, should they not be re-elected at an Annual General Meeting. The appointment of the Chairman is subject to a notice period of six months.

The Chairman and Non-executive Directors are required to acquire a shareholding in the Company equivalent in value to one times their basic fee within two years of their appointment to the Board.

Statement of consideration of Shareholder views

This policy report sets out the remuneration policy in relation to Executive Directors, which has been in place since 2012. As this policy evolved at the end of 2011 and during 2012, we engaged actively with Shareholders to explain our remuneration arrangements and to discuss their views on our proposals. At the time, Joseph Papa, the Chairman of the Remuneration Committee and members of the Senior Executive Team met with the holders of around 30% of our shares, including collectively with a number of smaller engaged investors, as well as Shareholder advisory bodies. We discussed the structure of our remuneration package, our policies on termination, recruitment, shareholding requirements and the operation of Annual Incentive Plan. The Directors’ remuneration report was approved by 96% of Shareholders who voted at the Annual General Meeting in 2013 and we received feedback from Shareholders around the time of this meeting that they understood and approved of our remuneration arrangements. Although the remuneration policy has remained essentially unchanged as in previous years, given the changes in remuneration reporting, we also conducted an engagement programme with our larger Shareholders in 2013. Joseph Papa met with the holders of around 20% of our shares, and with a number of Shareholder advisory bodies. He has also been available to discuss any aspect of our remuneration programme with Shareholders throughout the year. The Shareholders who have engaged with us have all been supportive of our approach to remuneration, recognising the link between the corporate strategy and executive reward.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	73

The Implementation Report

The Remuneration Committee presents the Annual report on remuneration, (the ‘Implementation Report’), which together with the annual statement will be put to shareholders as an advisory vote at the Annual General Meeting to be held on 10 April 2014.

Remuneration Committee

The Chairman of the Remuneration Committee is Joseph Papa and the remaining members of the Remuneration Committee are Baroness Virginia Bottomley, Pamela Kirby, Brian Larcombe and Richard De Schutter, all of whom are independent Non-executive Directors and served throughout the year.

From time to time, other members of the Board attended meetings of the Remuneration Committee by invitation. In addition, the meetings are also attended by Susan Swabey, Company Secretary, Helen Maye, Chief Human Resources Officer and Bob Newcomb, SVP Global Rewards. Members of the Board and the Executive Team left any meeting at which their own remuneration was discussed.

During the year the Remuneration Committee met five times and agreed three matters by written resolution. Our main responsibilities are:

–	Determination of remuneration policy for Executive Directors and senior executives

–	Approval of individual remuneration packages for Executive Directors and Executive Officers at least annually and any major changes to individual packages throughout the year

–	Determination of the use of long-term incentive plans and oversee the use of shares in all executive and all-employee plans

–	Approval of appropriate performance measures for short-term and long-term incentive plans for Executive Directors and senior executives

–	Determination of pay-outs under short-term and long-term incentive plans for Executive Directors and senior executives

–	Approval of Directors’ Remuneration Report ensuring compliance with related governance provisions

–	Continuance of constructive engagement on remuneration issues with Shareholders

–	Consideration of remuneration policies and practices across the Group.

During the year, the Remuneration Committee received information and advice from Towers Watson, an independent executive remuneration consultancy firm appointed by the Remuneration Committee in 2011 following a full tender process. They provided advice on market trends and remuneration issues in general, attended Remuneration Committee meetings, assisted in the review of the Director’s Remuneration Report and in determining the third performance measure for the Performance Share Programme. The fees paid to Towers Watson for Remuneration Committee advice during 2013, charged on a time and expense basis, totalled £59,538. Towers Watson also provided other human resources and compensation advice to the Company for the level below the Board. Towers Watson comply with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Remuneration Committee is satisfied that their advice is objective and independent.

Key activities of the Remuneration Committee in 2013 were:

–	Determination of remuneration packages and termination arrangement for certain Executive Officers

–	Development of revised reporting style on remuneration in line with the new reporting regulations

–	Reviewed Executive service contracts

–	Reviewed and revised the performance measures applying to our Performance Share Programme

–	Monitored the use of shares required for our employee share plans to ensure they remained within the dilution limits

–	Monitored adherence by executives to our shareholding guidelines

–	Approved the remuneration package for Roberto Quarta, our Chairman Elect

–	Reviewed and approved remuneration arrangements for various Executive Officers

–	Amended the terms of reference of the Remuneration Committee to reflect new reporting regulations

–	Met with key Shareholders to discuss remuneration matters.

The Implementation Report sets out both what we have paid our Directors in 2013 and what we intend to pay them in 2014.

74	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Single total figure on remuneration – Executive Directors

			Fixed pay	Annual variable pay	Hybrid	Long-term variable pay		Other items in the nature of remuneration
Director	Base salary	Payment in lieu of pension	Taxable benefits	Annual Incentive Plan – cash	Annual Incentive Plan – equity	Performance Share Plan	Share Option Plan	All-Employee Share Plans	One-off awards	Total
Olivier Bohuon Appointed 1 April 2011
2013	$1,425,559	$427,668	$107,160	$1,793,584	$933,410	$0	$0	–	–	$4,687,381
2012	$1,394,190	$418,257	$482,815	$1,755,285	$906,224	–	–	–	–	$4,956,771
Julie Brown Appointed 4 February 2013
2013	$708,450	$212,536	$22,510	$858,978	$390,800	–	–	$5,684	$838,266	$3,037,224

These figures have been calculated as follows:

Base salary: the actual salary receivable for the year.

Payment in lieu of pension: the value of the salary supplement paid by the Company in lieu of a pension.

Benefits: the gross value of all taxable benefits (or benefits that would be taxable in the UK) received in the year. Prior years are restated to reflect amounts not known at the date of signing the previous annual report.

Annual Incentive Plan – cash: the value of the cash incentive payable for performance in respect of the relevant financial year.

Annual Incentive Plan – equity: the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on pages 66 and 67 of this report.

Performance Share Plan: the value* of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year.

Share Option Plan: the embedded gain* of options vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year.

All-Employee Share Plans: the gain on the date of grant for SAYE awards (these are only subject to an employment condition and therefore the total value is captured in the year of grant), reflecting the 20% discount at which options are granted in the relevant financial year.

One-off awards: the total face value of shares awarded to Julie Brown on appointment in 2013 as described on pages 66 and 67 of this report (these awards are only subject to an employment condition and therefore the total value is captured in the year of award).

Total: the sum of the above elements.

*	Awards and options granted in 2011 subject to a three-year performance period ending on 31 December 2013 have lapsed.

The amounts have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.5632 and € to US$1.3278.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	75

Base salary

With effect from 1 April in each year Executive Directors were paid the following base salaries:

	2012	2013
Olivier Bohuon	€1,050,000	€1,081,500
Julie Brown	N/A	£500,000

In February 2014, we reviewed the base salaries of the Executive Directors, having considered general economic conditions and average salary increases across the rest of the Group, which have averaged at 2.8%. The Remuneration Committee has therefore agreed that the Executive Directors’ base salaries will increase by 2.8% with effect from 1 April 2014 to the following:

Olivier Bohuon	€1,111,782
Julie Brown	£514,000

Payment in lieu of pension

In 2013, both Olivier Bohuon and Julie Brown received a salary supplement of 30% of their basic salary to apply towards their retirement savings, in lieu of membership of one of the Company’s pension schemes. The same arrangement will apply in 2014.

Benefits

In 2013, both Olivier Bohuon and Julie Brown received death in service cover of seven times basic salary, of which four times salary is payable as a lump sum with the balance used to provide for any spouse and dependant persons. They also received health cover for themselves and their families and a car allowance. Olivier Bohuon also received financial consultancy advice and assistance with travel costs between London and Paris. The same arrangements will apply in 2014. The following table summarises the value of benefits on an element-by-element basis in respect of 2012 and 2013.

	Olivier Bohuon		Adrian Hennah	Julie Brown
	2012	2013	2012	2013
Health cover	£16,870	£12,088(i)	£1,439	£1,130
Car and fuel allowance	€18,486	€18,050	£21,524	£13,270
Financial consultancy advice	£33,751	€25,577	–	–
Travel costs	£15,647	£19,407	N/A	N/A
Relocation costs	£226,893(ii)	£0	N/A	N/A

(i)	Olivier Bohuon is a member of our international healthcare plan.
(ii)	One-off relocation expense relating to relocating Olivier Bohuon from Paris to London. Prior years are restated to reflect amounts not known at the date of signing the previous annual report.

Annual Incentive Plan

During 2013, the Annual Incentive Plan for Executive Directors was based in the achievement of specific financial and business objectives as follows:

Financial objectives	70%
Revenue 30%
Trading profit 30%
Trading cash 10%
Business objectives	30%
R&D investment
Succession planning
Employee engagement
Compliance
Development of product portfolio (Olivier Bohuon only)
Shared services (Julie Brown only)

At the end of 2013, the Remuneration Committee conducted an assessment of each Executive Director against their financial and business objectives.

Over the period, revenue was $4,351m (ahead of target), trading profit was $987m (ahead of target) and trading cash flow $877m (between target and maximum).

The Board have considered whether it would be in the best interests of the Company and its Shareholders to disclose the precise targets agreed for each of the performance measures in 2013. The targets for each year are set within the context of the Group’s five-year plan, which is updated at least annually. If we were to disclose the precise targets for one year of the plan, this would give information to our competitors about our long-term plans, which they could use to compete against us, for example by re-timing the launch of new products or extension into new growth areas. This could be detrimental to our commercial performance both in 2014 and going forward. The Board has concluded that even though the actual results for 2013 are known and published, it would be commercially sensitive to disclose what the precise targets determined at the beginning of 2013 were.

The Remuneration Committee reviewed the performance of Olivier Bohuon and Julie Brown against their agreed business objectives for 2013. The Committee determined that Olivier Bohuon had an outstanding year. He led the Group strongly forward in both strategic and commercial terms, building and rebalancing the business through investments and acquisitions in areas of higher growth whilst delivering growth and Shareholder value. The Committee determined that Julie Brown also performed to a high standard in 2013. In her first year as Chief Financial Officer, Julie has strengthened the Group’s financial platform, processes and disciplines, introducing new frameworks and methodologies to support the sustained delivery of Smith & Nephew’s strategic priorities. It is not possible to disclose the precise personal targets set as a number of the measurements continue to apply into 2014 and would be commercially sensitive if known by our competitors. The Committee did highlight a number of their achievements as follows:

76	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Commentary on 2013 performance

Acquisitions and R&D investment
Olivier Bohuon	Julie Brown
Significantly increased investment in organic R&D and, through successful M&A, further strengthened the Group’s business and product pipeline. More closely aligned R&D to growth opportunities including meeting the needs of emerging market customers. Increased the rate of innovation to support sustainable growth and maximise long-term value to Shareholders.	Delivered Capital Allocation Framework that ensures highly disciplined use of cash; enabling focused investment in key areas and balance sheet efficiency. Supported the completion of three emerging market deals over the year. Return on investment assessments established for R&D and Capital investments to ensure resources are allocated to areas that generate the best return for business.
Succession planning
Olivier Bohuon	Julie Brown
Succession plans refreshed for all Executive Officers and top talent identified, developed and retained through significant personal engagement across the Company.	Strengthened finance management team through providing stretching development opportunities for key individuals and placement of top talent. Completed comprehensive Finance Talent Review and established succession plans for all key finance leadership positions.
Employee engagement
Olivier Bohuon	Julie Brown
Delivered demonstrable improvements from implementation of 2012 Employee Survey actions and initiated Great places to Work in initial tranche of 12 countries.	Increased business knowledge, cross-functional alignment, empowerment and personal development across the finance function, ensured employees embrace objectives in context of Group strategy and pursue stretching goals.
Compliance
Olivier Bohuon	Julie Brown
Consistently demonstrated the highest personal ethics, held management to these same standards, and reinforced imperative in all employee communications.	Set the tone from the top with the highest personal standards and ensured timely and rigorous enactment of financial controls on all strategic plans, product development and acquisitions.
Development of product portfolio
Olivier Bohuon	Julie Brown
Delivered high cadence of new products including first portfolios for the emerging markets, major knee platform, Sports Medicine advances and 25 Advanced Wound Management launches.	Not applicable
Shared services
Olivier Bohuon	Julie Brown
Not applicable	Initiated a Finance Transformation Programme to consolidate shared services globally to leverage efficiency across the Group and strengthen KPI reporting.

The Remuneration Committee also considered whether to apply the multiplier to the annual incentive assessment of Olivier Bohuon and Julie Brown and agreed that no multiplier was appropriate in respect of 2013. In summary the performance of the Executive Directors against the targets set for 2013 was therefore as follows:

	Below threshold	Between threshold and target	Between target and maximum	Above maximum
Revenue (30%)			✓
Trading profit (30%)			✓
Trading cash (10%)			✓
Business objectives (30%): Olivier Bohuon				✓
Business objectives (30%): Julie Brown			✓
Multiplier (+/- 10%): Olivier Bohuon		N/A
Multiplier (+/- 10%): Julie Brown		N/A

In summary, as a result of the performance described above, the Remuneration Committee determined that the following awards be made under the Annual Incentive Plan in respect of performance in 2013:

Executive Director	Cash component		Equity component
	% of salary	Amount	% of salary	Amount
Olivier Bohuon	125%	€1,350,794	65%	€702,975
Julie Brown	110%	£549,500	50%	£250,000

As both Olivier Bohuon and Julie Brown achieved the targets set them in 2013, the first tranche of Equity Incentive Award made in 2013 and the second tranche of the Equity Incentive Award made in 2012 (to Olivier Bohuon only) will vest.

Annual Incentive PIan 2014

The Remuneration Committee has also reviewed the Annual Incentive Plan arrangements for 2014 and has determined that the following performance measures and weightings will apply to the financial objectives as in 2013. The business objectives for the Executive Directors for 2014 will therefore be as follows:

Financial objectives
	Olivier Bohuon	Julie Brown
Revenue 30%	70%	70%
Trading profit 30%
Trading cash 10%
Business objectives
	Olivier Bohuon	Julie Brown
Reinvestment	5%	10%
Business	25%	20%
People
Customer

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	77

The Board has determined that the disclosure of performance targets at this time is commercially sensitive. As explained on page 75, these targets are determined within the context of a five-year plan and the disclosure of these targets could give information to our competitors about details of our strategy which would enable them to compete more effectively with us to the detriment of our performance.

For the financial performance measures, ‘Target’ is set at target performance as approved by the Board in the Budget for 2014. ‘Threshold’ and ‘Maximum’ are set at -/+ 3% from the target for revenue and trading profit measures and -/+ 10% for the cash flow measure.

Details of awards made under the Equity Incentive Programme

Details of conditional awards over shares, granted as part of the Annual Equity Incentive Programme to Executive Directors under the rules of the Global Share Plan 2010 in 2013 are shown below. The performance conditions and performance periods applying to these awards are detailed above.

Date granted	Number of shares under award	Date of vesting
Olivier Bohuon
7 March 2013	82,423 ordinary shares	1/3 on 7 March 2014, 1/3 on 7 March 2015 and 1/3 on 7 March 2016

No awards were made to Julie Brown under the Equity Incentive Programme in 2013, as she was not an employee in 2012 and did not participate in the programme in 2013. The exact awards granted in 2014 in respect of service in 2013 will be disclosed in the 2014 Annual Report.

Performance Share Programme – grants

Performance share awards in 2013 were made to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years beginning in 2013 and will vest subject to performance and continued employment in 2016.

50% of the award will vest based on the Company’s Total Shareholder Return (TSR) performance relative to a bespoke peer group of companies in the medical devices sector over a three-year period commencing 1 January 2013 as follows:

Relative TSR ranking	Award vesting as % of salary
Below median	Nil
Median	23.75%
Upper quartile	95%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The bespoke peer group for the 2013 awards comprises of the following companies: Arthrocare, Baxter, Becton Dickinson, Boston Scientific, CR Bard, Coloplast, Conmed, Covidien, Edwards LifeSciences, Medtronic, Nobel Biocare, Nuvasive, Orthofix, Stryker, St Jude Medical, Wright Medical and Zimmer.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Towers Watson. TSR is calculated in common currency using a three-month averaging period at the start and end of the performance period. The Committee has established protocols for dealing with companies that cease to be listed or merger and acquisition activity within the peer group.

The remaining 50% of the award is subject to cumulative free cash flow performance. Free cash flow is defined as net cash inflows from operating activities, less capital expenditure. Free cash flow is the most appropriate measure of cash flow performance because it relates to the cash generated to finance additional investment in business opportunities, debt repayments and distributions to Shareholders. This measure includes significant elements of operational and financial performance and helps to align Executive Director awards with shareholder value creation.

The 50% of the 2013 award subject to free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1.55bn	Nil
$1.55bn	23.75%
$1.78bn	47.5%
$2.01bn or more	95%

Performance Share Programme 2014

Performance share awards will be made in 2014 to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years beginning in 2014 and will vest subject to performance and continued employment in 2017. Vesting will be subject to three performance measures. 50% of the award will be subject to free cash flow performance, 25% to revenue in Emerging & International Markets and 25% to TSR.

Free cash flow is defined as net cash inflows from operating activities, less capital expenditure. Free cash flow is the most appropriate measure of cash flow performance because it relates to the cash generated to finance additional investment in business opportunities, debt repayments and distributions to Shareholders. This measure includes significant elements of operational and financial performance and helps to align Executive Director awards with Shareholder value creation.

The 50% of the award that will be subject to free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1.64bn	Nil
$1.64bn	23.75%
$1.88bn	47.5%
$2.12bn or more	95%

Awards will vest on a straight-line basis between these points.

Revenue in Emerging & International Markets is defined as cumulative revenue over a three-year period commencing 1 January 2014 from our Emerging & International Markets.

78	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

The 25% of the award that will be subject to revenue in Emerging & International Market performance will vest as follows:

Revenue in Emerging & International Markets	Award vesting as % of salary
Below Threshold	Nil
Threshold	11.875%
Target	23.750%
Maximum or above	47.500%

It is not possible to disclose precise targets for revenue growth in Emerging & International Markets, as this will give commercially sensitive information to our competitors concerning our growth plans in Emerging & International Markets, which they could use against us to launch new products and enter new markets. This would be detrimental to our business in the Emerging & International Markets, which are key to our success overall. ‘Target’ is set at target cumulative revenue from Emerging & International Markets in the corporate plan approved by the Board for the three years commencing 1 January 2014. ‘Threshold’ and ‘Maximum’ are set at -/+ 15% from target.

25% of the award will vest based on the Company’s Total Shareholder Return (TSR) performance relative to a bespoke peer group of companies in the medical devices sector over a three-year period commencing 1 January 2014 as follows:

Relative TSR ranking	Award vesting as % of salary
Below median	Nil
Median	11.875%
Upper quartile	47.500%

Awards will vest on a straight line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The bespoke peer group for the 2014 awards comprises of the following companies: Arthrocare, Baxter, Becton Dickinson, Boston Scientific, CR Bard, Coloplast, Conmed, Covidien, Edwards LifeSciences, Medtronic, Nobel Biocare, Nuvasive, Orthofix, Stryker, St Jude Medical, Wright Medical and Zimmer.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Towers Watson. TSR is calculated in common currency using a three-month averaging period at the start and end of the performance period. The Committee has established protocols for dealing with companies that cease to be listed or merger and acquisition activity within the peer group.

Vesting of share options and awards made in 2010

In 2013, the Remuneration Committee also reviewed the vesting of conditional awards made to Executive Directors under the 2004 Performance Share Plan and share options granted under the 2004 Executive Share Option Plan in 2010.

Vesting of the conditional share awards made in 2010 was linked to adjusted EPS (‘EPSA’) growth, and the number of shares could then be increased subject to TSR performance relative to the major companies in the medical devices industry. EPSA growth over the three years ended 31 December 2012 was 18.7% (adjusted for the Bioventus transaction) against the compounded market growth rate of 11.7%. Over the same period, the Company was ranked 10th out of 19 companies in the medical devices comparator group, which meant that the multiplier of one was applied to the number of shares vesting under the EPSA target.

The awards made to Adrian Hennah in 2010 lapsed on his leaving the Company. The award made in 2010 to David Illingworth, a former Executive Director vested on 1 March 2013 at 26%. The current Executive Directors did not receive awards in 2010, which was prior to their appointments to the Board at the Company.

Vesting of the share options were subject to TSR performance relative to the major companies in the medical devices industry. Over the three years ended 31 December 2012, the Company was ranked 10th out of 19 companies in the medical devices comparator group, which meant that the options vested at 33%. The share option granted in 2010 to Adrian Hennah lapsed on his leaving the Company. The share option granted in 2010 to David Illingworth, a former Executive Director, vested on 9 September 2013.

Vesting of share options and awards made in 2011

Since the end of the year, the Remuneration Committee has reviewed the vesting of conditional awards made to Executive Directors under the 2004 Performance Share Plan and share options granted under the 2004 Executive Share Option Plan in 2011.

Vesting of the conditional awards made in 2011 was linked to EPSA growth, and the number of shares could then be increased subject to TSR performance relative to the major companies in the medical devices industry. EPSA growth over the three years ended 31 December 2013 was 4%. This was well below the threshold for awards to vest. Over the same period, the Company was ranked 12th out of 19 companies in the medical devices comparator group, which meant that no multiplier was applied to the number of shares vesting under the EPSA target. The awards made to Adrian Hennah in 2011 lapsed on his leaving the Company. The award made in 2011 to Olivier Bohuon has therefore lapsed.

Vesting of the share options were subject to TSR performance relative to the major companies in the medical devices industry. Over the three years ended 31 December 2013, the Company was ranked 12th out of 19 companies in the medical devices comparator group, which meant that the options lapsed. The share option granted to Adrian Hennah in 2011 lapsed on his leaving the Company. The share option granted in 2011 to Olivier Bohuon has therefore lapsed.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	79

Remuneration arrangements for Julie Brown

On appointment as Chief Financial Officer and Director on 4 February 2013, Julie Brown’s salary was set at £500,000 with her other benefits and ongoing incentive opportunities in line with the Smith & Nephew remuneration policy.

In addition to participation in the standard Smith & Nephew incentive plans, the Remuneration Committee made a one-off award over 75,000 shares which were valued at £536,250 on the date of grant. These shares will vest in three equal tranches in February 2014, 2015 and 2016 subject to continued employment. In making this award the Committee was informed by the value of share awards that Julie Brown was forfeiting at her previous employer which had a minimum value of £505,000 and a maximum value of £1,434,000 (excluding any share price movement). The Remuneration Committee felt it was appropriate to align Julie Brown’s interests with those of our Shareholders immediately and to take into account these awards forfeited on joining Smith & Nephew.

Summary of scheme interests awarded during the financial year

		Olivier Bohuon		Julie Brown
Basis on which award is made	Number of shares	Face value	Number of shares	Face value
Annual Equity Incentive Award (see pages 66 and 67)
65% base salary at maximum	82,423	€682,500	–	–
50% base salary at target	–	–	–	–
Performance Share Award (see pages 66 and 67)
190% base salary at maximum	240,928	€1,995,000	132,866	£950,000
95% base salary at target	120,464	€997,500	66,433	£475,000
Share award granted on joining Company in compensation (see pages 66 and 67)
Compensation for shares forfeited at former employer	–	–	75,000	£536,250

Please see policy table on pages 66 and 67 for details of how the above plans operate. The number of shares is calculated using the closing share price on the day before the grant which for the awards granted on 7 March 2013 was £7.15.

Details of awards made under the Performance Share Programme

Details of conditional awards over shares, granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the 2004 Performance Share Plan in 2011 and under the Global Share Plan 2010 in 2012 and 2013. The performance conditions and performance periods applying to these awards are detailed on pages 66 and 67.

Director	Date granted	Number of ordinary shares under award	Date of vesting
Olivier Bohuon	7 September 2011 (i)	227,547	7 September 2014
	8 March 2012	267,304	8 March 2015
	7 March 2013	240,928	7 March 2016
Julie Brown	7 March 2013	132,866	7 March 2016

(i)	On 6 February 2014 100% of the award granted to Olivier Bohoun lapsed following completion of the performance period.

Details of option grants under the All-Employee ShareSave Plan

Details of options held by Directors are shown below. These options were granted under the Smith & Nephew Sharesave Plan (2012).

Director	Date granted	Number of shares under option	Date of vesting	Exercise period	Option price
Julie Brown	17 September 2013	2,400 ordinary shares	1 November 2018	1 November 2018 to 30 April 2019	£6.25

80	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Details of one-off awards

Details of awards granted to Executive Directors on joining to Company to compensate them for shares forfeited on leaving their former companies are shown below. These awards are made under Listing Rule 9. There are no performance conditions attaching to these shares other than continued service.

Director	Date granted	Number of shares under award	Date of vesting
Olivier Bohuon	1 April 2011	66,666 ordinary shares	1 April 2014
Julie Brown	7 March 2013	25,000 ordinary shares 25,000 ordinary shares	4 February 2015 4 February 2016

Single total figure on remuneration – Chairman and Non-executive Directors

Director	Basic annual fee (i)		Senior Independent Director/Committee Chairman fee		Intercontinental travel fee		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Sir John Buchanan	£400,000	£420,000	n/a	n/a	£7,000	£0	£407,000	£420,000
Ian Barlow	£63,000	£66,150	£15,000	£15,000	£7,000	£7,000	£85,000	£88,150
Baroness Bottomley	£45,150	£66,150	n/a	n/a	£7,000	£7,000	£52,150	£73,150
Michael Friedman (ii)	n/a	$126,000	n/a	n/a	n/a	$28,000	n/a	$154,000
Pamela Kirby	£63,000	£66,150	£15,000	£15,000	£7,000	£7,000	£85,000	£88,150
Brian Larcombe	£63,000	£66,150	n/a	n/a	£7,000	£7,000	£70,000	£73,150
Joseph Papa	$120,000	$126,000	$27,000	$27,000	$42,000	$28,000	$189,000	$181,000
Ajay Piramal	£63,000	£66,150	n/a	n/a	£10,500	£10,500	£73,500	£76,650
Roberto Quarta (iii)	n/a	£4,846	n/a	n/a	n/a	n/a	n/a	£4,846
Richard De Schutter	$120,000	$126,000	$27,000	$27,000	$42,000	$35,000	$189,000	$188,000

(i)	The basic annual fee includes shares purchased for the Chairman and Non-executive Directors in lieu of part of their annual fees details of which can be found in the table on page 71.
(ii)	Appointed 11 April 2013.
(iii)	Appointed 4 December 2013.
(iv)	Total Executive and Non-executive Directors’ emoluments for 2013 amounted to $7,368,000 (2012 – $7,838,000).

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	81

Chief Executive Officer’s remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2012 and 2013 compared to that of all employees generally is as follows:

	Base salary	Benefits	Annual cash bonus
	% change	% change	% change
	2013	2013	2013
Chief Executive Officer	3.0	-77.8	2.2

Average for all employees*	3.0	N/A	N/A

*	The average cost of wages and salaries for employees generally rose by 6.86% in 2013 (see Notes 2.4 and 3.1 of the Notes to the Group accounts). Figures for annual cash bonuses are included in the numbers.

Payments made to past Directors

David Illingworth received $230,531 following the vesting of his 2010 Performance Share award on 1 March 2013 and $83,384 following the exercise of his 2010 option which vested on 9 September 2013. No other payments have been made in 2013 to former Directors of the Company.

Payments for loss of office

No payments were made in respect of a Director’s loss of office in 2013.

82	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Olivier Bohuon			Julie Brown
	1 January 2013 (or date of appointment) if later	31 December 2013 (or date of retirement) if earlier	24 February 2014 (i)	1 January 2013 (or date of appointment) if later	31 December 2013 (or date of retirement) if earlier	24 February 2014 (i)
Ordinary shares	37,015	111,238	111,238 (iii)	0	0	25,000 (iv)
Share options (v)	151,698	151,698	0	0	2,400	2,400
Performance Share Awards (ii)	494,851	735,779	508,232	0	132,866	132,866
Equity Incentive Awards (ii)	91,446	143,387	143,387	0	0	0
Other awards	133,333	66,666	66,666	0	75,000	50,000

(i)	The latest practicable date for this Annual Report.
(ii)	These share awards are subject to further performance conditions before they may vest, as detailed on pages 66 and 67.
(iii)	The ordinary shares held by Olivier Bohuon on 24 February 2014 represents 120% of his base annual salary.
(iv)	The ordinary shares held by Julie Brown on 24 February 2014 represents 48% of her base annual salary.
(v)	This option was granted under the Smith & Nephew Sharesave Plan (2012).

In addition, Olivier Bohuon holds 50,000 deferred shares. Following the redenomination of ordinary shares into US dollars on 23 January 2006, the Company issued 50,000 deferred shares. These shares are normally held by the Chief Executive Officer and are not listed on any Stock Exchange and have extremely limited rights attached to them.

Beneficial interests of the Chairman and Non-executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2013 (or date of appointment) if later	31 December 2013 (or date of retirement) if earlier	24 February 2014 (i)	Shareholding as % of (annual fee for Non-executive Directors) (ii)
Sir John Buchanan	162,695	166,337	166,337	380.2
Ian Barlow	18,000	18,232	18,232	264.6
Baroness Bottomley	17,500	17,820	17,820	258.6
Michael Friedman	0	8,624	8,624	109.5
Pamela Kirby	15,000	15,232	15,232	221.1
Brian Larcombe	40,000	40,212	40,212	583.6
Joseph Papa	12,500	12,799	12,799	162.5
Ajay Piramal	0	240	240	3.5
Roberto Quarta	0	0	0	0
Richard De Schutter	220,000	220,299	220,299	1527.6

(i)	The latest practicable date for this Annual Report.
(ii)	Calculated using the closing share price of 960p per ordinary shares and $80.00 per ADS on 24 February 2014, and an exchange rate of £1/$1.6631.
(iii)	Michael Friedman, Joseph Papa and Richard De Schutter hold some of their shares in the form of ADS.

The total holdings of the Directors represents less than 1% of the ordinary share capital of the Company.

The register of Directors’ interests, which is open to inspection at the Company’s registered office, contains full details of Directors’ shareholdings.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	83

Relative importance of spend on pay

The following table sets out the total amounts spent in 2013 and 2012 on remuneration, the attributable profit for each year and the dividends declared and paid in each year:

	For the year to 31 December 2013	For the year to 31 December 2012	% change
Attributable profit for the year	$556m	$721m(i)	-22.88
Dividends paid during the year	$239m	$186m	28.49
Share buyback	$226m	N/A	N/A
Total Group spend on remuneration	$998m	$886m	12.64

(i)	Attributable profit for 2012 has been restated following the adoption of the revised IAS 19 Employee Benefit standard. See Note 1 of the Notes to the Group accounts.

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE100 index is shown below in accordance with Schedule 8 to the Regulations.

However, as we compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 77), when considering TSR performance in the context of the 2004 Performance Share Plan and the Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

84	SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE

Directors’ remuneration report continued

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous five years.

				Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer	Single figure of total remuneration	Annual cash incentive payout against maximum %	Performance shares %	Options %
2013	Olivier Bohuon	$4,687,381	84	N/A	N/A
2012	Olivier Bohuon	$4,956,771	84	N/A	N/A
2011	Olivier Bohuon (i)(iii)	$7,442,191	68	N/A	N/A
2011	David Illingworth (ii)	$3,595,787	37	27	27
2010	David Illingworth	$4,060,707	57	70	61
2009	David Illingworth	$4,406,485	59	46	59

(i)	Appointed Chief Executive Officer on 1 April 2011.
(ii)	Resigned as Chief Executive Officer on 1 April 2011.
(iii)	Includes recruitment award of €1,400,000 cash and a share award over 200,000 shares valued at €1,410,000 on grant.
(iv)	Prior years are restated to reflect amounts not known at the date of signing the previous annual report.

Implementation of remuneration policy in 2014

The Remuneration Committee proposes to make no changes to the way that the remuneration policy is implemented in 2014 from how it was implemented in 2013, other than increasing base salaries in line with the salary increases across the Group as explained on page 75 and setting new targets for the Annual Incentive Plan and the Performance Share Programme as explained on page 77 to 78.

Statement of voting at Annual General Meeting held in 2013

At the Annual General Meeting held on 11 April 2013, votes cast by proxy and at the meeting and votes withheld in respect of the Directors’ remuneration were as follows:

Resolution	Votes for	% for	Votes against	% against Total votes validly cast		Votes withheld
Approval of the Directors’ remuneration report	613,386,066	96.5	22,233,539	3.5	635,619,605	14,465,350

In future years, voting information will be provided in respect of the votes in respect of the remuneration policy report and the Annual Report on Remuneration (the Implementation Report).

In 2013, Joseph Papa, the Chairman of the Remuneration Committee, met with Shareholders holding 20% of the share capital to discuss remuneration policies and plans. In addition, we contacted a further three Shareholders representing 8% of the share capital summarising the discussions held with the Shareholders we met. Although our remuneration policies and practices have not changed materially since 2012, we wanted to discuss the impact of the new reporting regulations with our investors to ensure that we addressing the issues they wanted us to. We had some useful discussions, as a result of which, we have re-worded some sections to improve clarity. The Shareholders we met were broadly supportive of our remuneration arrangements.

SMITH & NEPHEW ANNUAL REPORT 2013 CORPORATE GOVERNANCE	85

Other remuneration matters

Senior Management remuneration

The Group’s administrative, supervisory and management body (‘the Senior Management’) is comprised, for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 44 to 47.

In respect of the financial year 2013, the total compensation (excluding pension emoluments but including cash payments under the performance-related incentive plans) paid to the Senior Management for the year was $13,534,000 (2012 – $15,249,000, 2011 – $17,403,000), the total compensation for loss of office was $Nil (2012 – $Nil, 2011 – $1,161,000), the aggregate increase in accrued pension scheme benefits was $257,000 (2012 – increase of $229,000, 2011 – increase of $387,000) and the aggregate amounts provided for under the supplementary schemes was $414,000 (2012 – $537,000, 2011 – $711,000).

During 2013, Senior Management were granted equity incentive awards over 263,538 shares, performance share awards over 747,828 shares and conditional share awards over 140,000 shares under the Global Share Plan 2010 and options over 2,688 shares under the Employee ShareSave Plans. As of 24 February 2014, the Senior Management (10 persons) owned 251,283 shares and 55,904 ADSs, constituting less than 0.1% of the issued share capital of the Company. Senior Management as at this date also held options to purchase 557,858 shares, conditional share awards over 223,466 shares, equity incentive awards over 428,538 shares, performance shares awards over 1,300,234 shares awarded under the Global Share Plan 2010; and awards over 4,262 shares and 1,947 ADSs under the Deferred Bonus Plan.

Dilution headroom

The Remuneration Committee ensures that at all times the number of new shares which may be issued under any share based plans, including all-employee plans, does not exceed 10% of the Company’s issued share capital over any rolling 10-year period (of which up to 5% may be issued to satisfy awards under the Company’s discretionary plans). The Company monitors headroom closely when granting awards over shares, taking into account the number of options or shares that might be expected to lapse be forfeited before vesting or exercise. In the event that insufficient new shares are available there are processes in place to purchase shares in the market to satisfy vesting awards and to net-settle option exercises.

Over the previous 10 years (2004 to 2013), the number of new shares issued under our share plans has been as follows:

All-employee share plans	8,028,215 (0.90% of issued share capital as at 24 February 2014)
Discretionary share plans	36,627,154 (4.10% of issued share capital as at 24 February 2014)

By order of the Board, on 26 February 2014

Joseph Papa

Chairman of the Remuneration Committee

86 SMITH & NEPHEW ANNUAL REPORT 2013
FINANCIAL STATEMENTS

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	87

88	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Directors’ responsibilities for the accounts

The Directors are responsible for preparing the Group and Company accounts in accordance with applicable UK law and regulations. As a consequence of the Company’s ordinary shares being traded on the New York Stock Exchange (in the form of American Depositary Shares) the Directors are responsible for the preparation and filing of an annual report on Form 20-F with the US Securities and Exchange Commission.

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

Under UK law the Directors have elected to prepare the Company accounts in accordance with UK Generally Accepted Accounting Practice (UK Accounting Standards and applicable law), which are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing the Company accounts, the Directors are required to:

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

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	89

Fair, Balanced and Understandable

As required by the UK Corporate Governance Code, the Directors confirm that they consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. When arriving at this conclusion the Board was assisted by a number of processes including:

–	The Annual Report is drafted and comprehensively reviewed by appropriate senior management with overall co-ordination by the Head of Financial Reporting;

–	An extensive verification process is undertaken to ensure factual accuracy, with third party review by legal advisers; and

–	The final draft is reviewed by the Audit Committee prior to consideration by the Board.

Directors’ responsibility statement pursuant to disclosure and transparency Rule 4

The Directors confirm that, to the best of each person’s knowledge:

–	the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

–	the Company accounts in this report, which have been prepared in accordance with UK Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

–	the ‘Financial review and principal risks’ section and commentary on pages 36 to 41 contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the ‘Financial review and principal risks’ section on pages 36 to 41. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described under ‘Commentary on the Group cash flow statement’ section set out on page 99.

In addition, the Notes to the Group accounts include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk.

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

Directors’ Report

The Directors’ Report has been prepared in accordance with the requirements of the Companies Act 2006.

By order of the Board, 26 February 2014

Susan Swabey

Company Secretary

90	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Critical accounting policies

The Group prepares its consolidated financial statements in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate.

The Group’s significant accounting policies are set out in Notes 1 to 23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s judgement are as follows:

Inventories

A feature of the Orthopaedic Reconstruction and Trauma & Extremities franchises (whose finished goods inventory makes up approximately 79% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgements on customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

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

Retirement benefits

A number of key judgements have to be made in calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet liability, operating profit and other finance income/costs. The most critical assumptions are the discount rate and mortality assumptions to be applied to future pension plan liabilities. For example, as of 31 December 2013, a 0.5% increase in discount rate would have reduced the combined UK and US pension plan deficit by $112m whilst a 0.5% decrease would have increased the combined deficit by $123m. A 0.5% increase in discount rate would have increased profit before taxation by $6m whilst a 0.5% decrease would have decreased it by $6m. A one-year increase in the assumed life expectancy of the average 60 year old male pension plan member in both the UK and US would have increased the combined deficit by $42m. In making these judgements, management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The discount rate is determined by reference to market yields on high quality corporate bonds, with currency and term consistent with those of the liabilities. In particular for the UK and US, the discount rate is derived by reference to an AA yield curve derived by the Group’s actuarial advisers.

See Note 18 of the Notes to the Group accounts for a summary of how the assumptions selected in the last five years have compared with actual results.

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

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	91

Independent auditor’s US reports

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited the accompanying Group balance sheets of Smith & Nephew plc as of 31 December 2013 and 2012, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (1992 framework) and our report dated 26 February 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

26 February 2014

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (1992 framework), (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying ‘Evaluation of Internal Control Procedures’. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group balance sheets of Smith & Nephew plc as of 31 December 2013 and 2012, and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the three years in the period ended 31 December 2013 of Smith & Nephew plc and our report dated 26 February 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

26 February 2014

92	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Independent auditor’s UK report

This page has been left blank as the independent auditor’s UK report does not form part of Smith & Nephew’s Annual Report Form 20-F as filed with the SEC.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	93

This page has been left blank as the independent auditor’s UK report does not form part of Smith & Nephew’s Annual Report Form 20-F as filed with the SEC.

94	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Group income statement

	Notes	Year ended 31 December 2013 $ million	Year ended 31 December 2012 Restated(i) $ million	Year ended 31 December 2011 Restated(i) $ million
Revenue	2	4,351	4,137	4,270
Cost of goods sold		(1,100)	(1,070)	(1,140)
Gross profit		3,251	3,067	3,130
Selling, general and administrative expenses	3	(2,210)	(2,050)	(2,101)
Research and development expenses	3	(231)	(171)	(167)
Operating profit	2 & 3	810	846	862
Interest receivable	4	14	11	4
Interest payable	4	(10)	(9)	(12)
Other finance costs	4	(11)	(11)	(13)
Share of results of associates	11	(1)	4	–
Profit on disposal of net assets held for sale	21	–	251	–
Profit before taxation		802	1,092	841
Taxation	5	(246)	(371)	(266)
Attributable profit for the year (ii)		556	721	575
Earnings per ordinary share (ii)	6
Basic		61.7¢	80.4¢	64.5¢
Diluted		61.4¢	80.0¢	64.2¢

Group statement of comprehensive income

	Notes	Year ended 31 December 2013 $ million	Year ended 31 December 2012 Restated(i) $ million	Year ended 31 December 2011 Restated(i) $ million
Attributable profit for the year (ii)		556	721	575
Other comprehensive income:
Items that will not be reclassified to income statement
Actuarial gains/(losses) on retirement benefit obligations	18	12	(5)	(63)
Taxation on other comprehensive income	5	(16)	20	24
Total items that will not be reclassified to income statement		(4)	15	(39)

Items that may be reclassified subsequently to income statement
Cash flow hedges – interest rate swaps
– losses arising in the year		–	–	(1)
– losses transferred to income statement for the year		–	–	1
Cash flow hedges – forward foreign exchange contracts
– gains/(losses) arising in the year		8	(1)	1
– (gains)/losses transferred to inventories for the year		(3)	(6)	13
Exchange differences on translation of foreign operations		(6)	36	(32)
Exchange on borrowings classified as net investment hedges		–	1	(4)
Total items that may be reclassified subsequently to income statement		(1)	30	(22)
Other comprehensive (expense)/income for the year, net of taxation		(5)	45	(61)
Total comprehensive income for the year (ii)		551	766	514

(i)	Restated for the adoption of the revised IAS 19 Employee Benefits standard, see Note 1.
(ii)	Attributable to equity holders of the Company and wholly derived from continuing operations.

The Notes on pages 101 to 149 are an integral part of these accounts.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	95

Commentary on the Group income statement and Group statement of comprehensive income

Revenue

Group revenue increased by $214m (5% on a reported basis), from $4,137m in 2012 to $4,351m in 2013. The underlying increase is 4% after adjusting for the net impact of 2% on the Healthpoint acquisition and Clinical Therapies disposal and 1% attributable to the unfavourable impact of currency movements.

Cost of goods sold

Cost of goods sold increased by $30m (3% on a reported basis) from $1,070m in 2012 to $1,100m in 2013. The underlying movement is 2% after adjusting for the net impact of 2% on the Healthpoint acquisition and Clinical Therapies disposal and 1% attributable to the favourable impact of currency movements. The movement in underlying costs of goods sold of 2% is largely attributable to the increase in underlying trading.

During 2013, $12m of restructuring and rationalisation expenses (2012 - $3m) and $5m of acquisition related costs (2012 - $nil) were charged to cost of goods sold.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $160m (8% on a reported basis) from $2,050m in 2012 to $2,210m in 2013. The underlying movement is 6% after adjusting for the net impact of 3% on the Healthpoint acquisition and Clinical Therapies disposal and 1% attributable to the favourable impact of currency movements.

The underlying increase of 6% is due to the continuing investment in Emerging & International Markets, promotion of new products in ASD and AWM and the underlying increase in trading.

In 2013, administrative expenses included $64m of amortisation of other intangible assets (2012 – $51m), $46m of restructuring and rationalisation expenses (2012 – $62m), an amount of $88m relating to amortisation of acquisition intangibles (2012 – $43m) and $26m of acquisition related costs (2012 – $11m).

Research and development expenses

Research and development expenditure as a percentage of revenue increased by 1.2% to 5.3% in 2013 (2012 – 4.1%). Actual expenditure was $231m in 2013 compared to $171m in 2012. The Group continues to invest in innovative technologies and products to differentiate it from competitors. It also continues to invest in HP802-247, currently in Phase III trials, which was acquired as part of the Healthpoint acquisition in December 2012.

Operating profit

Operating profit decreased by $36m to $810m from $846m in 2012. This comprised a decrease of $12m in Advanced Surgical Devices and a decrease of $24m in Advanced Wound Management.

The movement in Advanced Surgical Devices is attributable to the continuing pressure on margins and its investment in the Emerging & International Markets. Advanced Wound Management has continued to invest in new products and new geographic markets throughout the year.

Net interest receivable/(payable)

Net interest receivable increased, by $2m, from net $2m receivable in 2012 to a net receivable of $4m in 2013. This increase is principally a consequence of the interest receivable on the Bioventus LLC (‘Bioventus’) loan note issued following the disposal of the Clinical Therapies business which has been in place for a full year in 2013 compared to eight months in 2012.

Other finance costs

Other finance costs in 2013 remained at $11m and principally relate to costs associated with the Group’s retirement benefit schemes.

Taxation

The taxation charge decreased, by $125m, to $246m from $371m in 2012. The rate of tax was 30.5%, compared with 33.7% in 2012.

After adjusting for specific transactions that management considers affect the Group’s short-term profitability (profit on disposal of the Clinical Therapies business, restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition-related costs) the tax rate was 29.2% (2012 – 29.9%).

The financial commentary on this page forms part of the business review and is unaudited.

See pages 164 to 167 for commentary on the 2012 financial year.

96	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Group balance sheet

	Notes	At 31 December 2013 $ million	At 31 December 2012 $ million
Assets
Non-current assets:
Property, plant and equipment	7	816	793
Goodwill	8	1,256	1,186
Intangible assets	9	1,054	1,064
Investments	10	2	2
Investments in associates	11	107	116
Loans to associates	11	178	167
Retirement benefit asset	18	5	6
Deferred tax assets	5	145	164
		3,563	3,498
Current assets:
Inventories	12	1,006	901
Trade and other receivables	13	1,113	1,065
Cash at bank	15	137	178
		2,256	2,144
Total assets		5,819	5,642

Equity and liabilities
Equity attributable to owners of the Company:
Share capital	19	184	193
Share premium		535	488
Capital redemption reserve		10	–
Treasury shares	19	(322)	(735)
Other reserves		120	121
Retained earnings		3,520	3,817
Total equity		4,047	3,884
Non-current liabilities:
Long-term borrowings	15	347	430
Retirement benefit obligations	18	230	266
Other payables	14	7	8
Provisions	17	65	63
Deferred tax liabilities	5	50	61
		699	828
Current liabilities:
Bank overdrafts and loans	15	44	38
Trade and other payables	14	785	656
Provisions	17	60	59
Current tax payable		184	177
		1,073	930
Total liabilities		1,772	1,758
Total equity and liabilities		5,819	5,642

The accounts were approved by the Board and authorised for issue on 26 February 2014 and are signed on its behalf by:

Sir John Buchanan	Olivier Bohuon	Julie Brown
Chairman	Chief Executive Officer	Chief Financial Officer

The Notes on pages 101 to 149 are an integral part of these accounts.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	97

Commentary on the Group balance sheet

Non-current assets

Non-current assets increased by $65m to $3,563m in 2013 from $3,498m in 2012. This is principally attributable to the following:

–	Property, plant and equipment increased by $23m from $793m in 2012 to $816m in 2013. Depreciation of $209m was charged during 2013 and assets with a net book value of $12m were disposed of. These movements were offset by $242m of additions relating primarily to instruments and other plant & machinery and $5m of additions arising on acquisitions in Turkey, Brazil and India. The balance relates to unfavourable currency movements totalling $3m

–	Goodwill increased by $70m from $1,186m in 2012 to $1,256m in 2013. Of this movement, $37m arose on acquisitions in Turkey, Brazil and India. An additional $16m arose on finalisation of the Healthpoint opening balance sheet. The remaining balance relates to favourable currency movements totalling $17m

–	Intangible assets decreased by $10m from $1,064m in 2012 to $1,054m in 2013. Intangible assets totalling $64m arose on the acquisition in Turkey, Brazil and India. There was a reduction of $11m on finalisation of the Healthpoint opening balance sheet. Amortisation of $152m was charged during the year and assets with a net book value of $11m were disposed of. A total of $98m relates to the cost of intellectual property, distribution rights and software acquired. The balance relates to favourable currency movements totalling $2m

–	Investment in associates (including a loan to an associate of $178m in 2013, up from $167m in 2012) has increased from $283m in 2012 to $285m in 2013. This movement relates to the interest of $11m arising on the Bioventus loan note which was largely offset from the disposal of the Group’s 49% interest in the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and its 20% interest in the German entity Intercus GmbH

–	Deferred tax assets decreased by $19m in the year from $164m in 2012 to $145m in 2013.

Current assets

Current assets increased by $112m to $2,256m from $2,144m in 2012. The movement relates to the following:

–	Inventories rose by $105m to $1,006m in 2013 from $901m in 2012. This movement is principally attributable to an increase of $48m in the US due to inventory build prior to the launch of JOURNEY II BCS and an increase of $17m due to inventory build in our Hull factory prior to the transfer of part of our Wound production to China. A further increase of $12m arose on the acquisitions in Turkey, Brazil and India. The movement also includes $6m of unfavourable currency movements

–	The level of trade and other receivables increased by $48m to $1,113m in 2013 from $1,065m in 2012. The movement primarily relates to the increase in underlying revenues and includes $9m of unfavourable currency movements

–	Cash at bank has fallen by $41m to $137m from $178m in 2012.

Non-current liabilities

Non-current liabilities decreased by $129m from $828m in 2012 to $699m in 2013. This movement relates to the following items:

–	Long-term borrowings have decreased from $430m in 2012 to $347m in 2013

–	The Retirement benefit obligation decreased by $36m to $230m in 2013 from $266m in 2012. This was largely due to the Group’s additional pension contributions, together with net actuarial gains for the year

–	Deferred tax liabilities decreased by $11m in the year from $61m in 2012 to $50m in 2013.

Current liabilities

Current liabilities increased by $143m from $930m in 2012 to $1,073m in 2013. This movement is attributable to:

–	Bank overdrafts and current borrowings have increased by $6m from $38m in 2012 to $44m in 2013

–	Trade and other payables have increased by $129m to $785m in 2013 from $656m in 2012. This increase includes $50m largely driven from strong sales performance in the US in quarter four and a $23m increase in Europe associated with promotional activities in Advanced Surgical Devices. A total of $19m of trade and other payables arose on the acquisitions in Turkey, Brazil and India and an amount of $5m is attributable to favourable currency movements.

–	Current tax payable is $184m at the end of 2013 compared to $177m in 2012.

Total equity

Total equity increased by $163m from $3,884m in 2012 to $4,047m in 2013. The principal movements were:

Total equity $ million
1 January 2013	3,884

Attributable profit	556

Currency translation gains	(6)

Hedging reserves	5

Actuarial gains on retirement benefit obligations	12

Dividends paid during the year	(239)

Purchase of own shares	(231)

Taxation on Other Comprehensive Income and equity items	(16)

Net share-based transactions	82
31 December 2013	4,047

The financial commentary on this page forms part of the business review and is unaudited.

See pages 164 to 167 for commentary on the 2012 financial year.

98	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Group cash flow statement

	Notes	Year ended 31 December 2013 $ million	Year ended 31 December 2012 Restated(i) $ million	Year ended 31 December 2011 Restated(i) $ million
Cash flows from operating activities
Profit before taxation		802	1,092	841
Net interest (receivable)/payable	4	(4)	(2)	8
Depreciation, amortisation and impairment		361	312	297
Loss on disposal of property, plant and equipment, and software		23	12	9
Share-based payments expense	23	28	34	30
Share of results of associates	11	1	(4)	–
Dividends received from associates	11	1	7	–
Profit on disposal of net assets held for sale	21	–	(251)	–
Decrease in retirement benefit obligations		(27)	(28)	(37)
(Increase)/decrease in inventories		(99)	12	40
Increase in trade and other receivables		(70)	(5)	(47)
Increase/(decrease) in trade and other payables and provisions		122	5	(6)
Cash generated from operations (ii) (iii)		1,138	1,184	1,135
Interest received		4	4	4
Interest paid		(10)	(8)	(12)
Income taxes paid		(265)	(278)	(285)
Net cash inflow from operating activities		867	902	842
Cash flows from investing activities
Acquisitions (net of $2m of cash received in 2011)	21	(74)	(782)	(33)
Proceeds on disposal of net assets held for sale	21	–	103	–
Capital expenditure	2	(340)	(265)	(321)
Investment in associate	11	–	(10)	–
Cash received on disposal of associate		7	–	–
Net cash used in investing activities		(407)	(954)	(354)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		48	77	17
Purchase of own shares		(231)	–	(6)
Proceeds of borrowings due within one year	20	12	40	78
Settlement of borrowings due within one year	20	(6)	(296)	(330)
Proceeds on borrowings due after one year	20	695	415	92
Settlement of borrowings due after one year	20	(779)	(1)	(232)
Proceeds from own shares		3	6	7
Settlement of currency swaps	20	(1)	(1)	(1)
Equity dividends paid	19	(239)	(186)	(146)
Net cash (used in)/from financing activities		(498)	54	(521)
Net (decrease)/increase in cash and cash equivalents		(38)	2	(33)
Cash and cash equivalents at beginning of year	20	167	161	195
Exchange adjustments	20	(3)	4	(1)
Cash and cash equivalents at end of year	20	126	167	161

(i)	Restated for the adoption of the revised IAS 19 Employee Benefits standard, see Note 1.
(ii)	Includes $54m (2012 – $55m, 2011 – $20m) of outgoings on restructuring and rationalisation expenses.
(iii)	Includes $25m (2012 – $3m, 2011 – $1m) of acquisition-related costs and $nil (2012 – $nil, 2011 – $3m) of costs unreimbursed by insurers relating to macrotextured knee revisions. In the year ended 31 December 2012 cash outflows included a legal settlement of $22m.

The Notes on pages 101 to 149 are an integral part of these accounts.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	99

Commentary on the Group cash flow statement

The main elements of the Group’s cash flow and movements in net debt can be summarised as follows:

Net cash inflow from operating activities

Cash generated from operations in 2013 of $1,138m (2012 – $1,184m, 2011 – $1,135m) is after paying out $25m (2012 – $3m, 2011 – $1m) of acquisition-related costs, $54m (2012 – $55m, 2011 – $20m) of restructuring and rationalisation expenses and $22m in 2012 relating to a legal settlement.

Capital expenditure

The Group’s ongoing capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In 2013, capital expenditure on tangible and intangible fixed assets represented approximately 8% of continuing Group revenue (2012 – 6%, 2011 – 8%).

In 2013, capital expenditure amounted to $340m (2012 – $265m, 2011 – $321m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2013, $41m (2012 – $4m, 2011 – $9m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and disposals

In the three-year period ended 31 December 2013, $889m was spent on acquisitions, funded from net debt and cash inflows. This comprised, $33m for Tenet Medical Engineering during 2011, $782m for Healthpoint acquired in December 2012 and $74m relating to acquisitions in Turkey, Brazil and India completed in quarter four of 2013.

During 2012, the Group completed the transfer of its Biologics and Clinical Therapies business (‘CT’) to Bioventus for total consideration of $367m. As part of this transaction the Group received a 49% interest in Bioventus with a value of $104m and subsequently invested a further $10m.

Cash proceeds of $7m were received from the disposal of the Group’s 49% interest in the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and its 20% interest in the German entity Intercus GmbH.

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements. In December 2010, the Group entered into a five-year $1bn multi-currency revolving facility with an initial interest of 70 basis points over LIBOR.

At 31 December 2013, the Group held $126m (2012 – $167m, 2011 – $161m) in cash and bank. The Group has committed and uncommitted facilities of $1,008m and $319m respectively. The undrawn committed facilities totalling $672m expire after one year (2012 – $597m expiring within two to five years). Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer term facilities. In addition, Smith & Nephew has finance lease commitments of $14m (of which $3m extends beyond five years).

In December 2013, the Group signed a private placement agreement to borrow $325m of long-term debt. The funds, which have an average fixed rate of 3.7% and an average maturity of just over nine years, were drawn down on 21 January 2014 and used to repay existing bank debt.

Subsequent to the balance sheet date, on 3 February 2014 the Group announced the execution of a definitive agreement to acquire 100% of the shares of ArthroCare Corp. for approximately $1.7 billion. The acquisition is subject to customary conditions, including a vote of ArthroCare’s shareholders and governmental clearances. The acquisition is expected to close in mid-2014. The acquisition will be financed through existing debt facilities and cash balances, including the existing $1 billion revolving credit facility and a new two-year $1.4 billion term loan facility, established in February 2014.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2014, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt decreased from $492m at the beginning of 2011 to $253m at the end of 2013, representing an overall decrease of $239m.

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

Further disclosure regarding borrowings, related covenants and the liquidity risk exposure is set out in Note 15 of the Notes to the Group accounts. The Group believes that its borrowing facilities do not contain restrictions that would have significant impact on its funding or investment policy for the foreseeable future.

The financial commentary on this page forms part of the business review and is unaudited.

See pages 164 to 167 for commentary on the 2012 financial year.

100	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Group statement of changes in equity

	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Treasury shares (ii) $ million	Other reserves (iii) $ million	Retained earnings $ million	Total equity $ million
At 31 December 2010	191	396	–	(778)	116	2,848	2,773
Total comprehensive income (i)	–	–	–	–	(25)	539	514
Equity dividends declared and paid	–	–	–	–	–	(146)	(146)
Share-based payments recognised	–	–	–	–	–	30	30
Deferred taxation on share-based payments	–	–	–	–	–	(2)	(2)
Purchase of own shares	–	–	–	(6)	–	–	(6)
Cost of shares transferred to beneficiaries	–	–	–	18	–	(11)	7
Issue of ordinary share capital (iv)	–	17	–	–	–	–	17
At 31 December 2011	191	413	–	(766)	91	3,258	3,187
Total comprehensive income (i)	–	–	–	–	30	736	766
Equity dividends declared and paid	–	–	–	–	–	(186)	(186)
Share-based payments recognised	–	–	–	–	–	34	34
Cost of shares transferred to beneficiaries	–	–	–	31	–	(25)	6
Issue of ordinary share capital (iv)	2	75	–	–	–	–	77
At 31 December 2012	193	488	–	(735)	121	3,817	3,884
Total comprehensive income (i)	–	–	–	–	(1)	552	551
Equity dividends declared and paid	–	–	–	–	–	(239)	(239)
Share-based payments recognised	–	–	–	–	–	28	28
Deferred taxation on share-based payments	–	–	–	–	–	3	3
Purchase of own shares	–	–	–	(231)	–	–	(231)
Cost of shares transferred to beneficiaries	–	–	–	21	–	(18)	3
Cancellation of treasury shares	(10)	–	10	623	–	(623)	–
Issue of ordinary share capital (iv)	1	47	–	–	–	–	48
At 31 December 2013	184	535	10	(322)	120	3,520	4,047

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.
(ii)	Refer to Note 19.2 for further information.
(iii)	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate ruling on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation adjustments within Other Reserves at 31 December 2013 were $118m (2012 – $124m, 2011 – $87m).
(iv)	Issue of ordinary share capital as a result of options being exercised.

The Notes on pages 101 to 149 are an integral part of these accounts.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	101

Notes to the Group accounts

1 Basis of preparation

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices in the sectors of Advanced Surgical Devices and Advanced Wound Management.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) effective as at 31 December 2013. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) effective as at 31 December 2013. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions are; inventories, impairment, retirement benefits, contingencies and provisions. These are discussed under Critical accounting policies on page 90. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

From 1 January 2013, the Group adopted the revised IAS 19 Employee Benefits standard, which was endorsed by the EU in June 2012. The previous method of including the expected income from the plan assets at an estimated asset return is replaced by applying the discount rate used to calculate the net retirement benefit obligation. The change in accounting policy has been applied retrospectively but does not impact the net retirement benefit obligation or retained earnings as at the beginning or during the years ended 31 December 2011 or 2012. The income statement and statement of comprehensive income for the years ended 31 December 2012 and 31 December 2013 have been adjusted for the change in accounting policy. These adjustments have resulted in an increase of $8m in other finance costs and an increase of $8m in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the year ended 31 December 2012 and an increase of $7m in other finance costs and an increase of $7m in actuarial gains on retirement benefit obligations recorded within other comprehensive income for the year ended 31 December 2011. Due to the change in other finance costs, basic and diluted earnings per share for the year ended 31 December 2012 both decreased by 0.9¢ and for the year ended 31 December 2011 both decreased by 0.8¢.

The Group has also adopted the amendments to IAS 1 Presentation of Items of Other Comprehensive Income, resulting in a change to the presentation of items within other comprehensive income.

In addition, effective 1 January 2013, the Group has adopted the following new IFRS standards and amendments to standards, none of which had a material impact on the Group’s net results, net assets or disclosure; IFRS 10 Consolidated Financial Statements,

IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement, along with consequential amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, and amendments to IFRS 7 Financial Instruments: Disclosures on Offsetting Financial Assets and Liabilities.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated accounts. None of these is expected to have a significant effect on the consolidated accounts of the Group.

Consolidation

The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control, and continue to be consolidated until the date that such control ceases. Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated on consolidation. All subsidiaries have year ends which are co-terminus with the Group’s.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary and any related components of equity. Any resulting gain or loss is recognised in profit or loss. Any retained interest in the former subsidiary is measured at fair value.

Foreign currencies

Functional and presentation currency

The Group accounts are presented in US Dollars, which is the Company’s functional currency.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group companies at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate at the reporting date. Non-monetary items are not retranslated.

Foreign operations

Balance sheet items of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated into US Dollars on consolidation at the exchange rates at the reporting date. Income statement items and the cash flows of foreign operations are translated at average rates as an approximation to actual transaction rates, with actual transaction rates used for large one-off transactions.

Foreign currency differences are recognised in Other comprehensive income and accumulated in ‘Other reserves’ within equity. These include: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at actual (or average, as an approximation) and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows.

102	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

1 Basis of preparation continued

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2013	2012	2011
Average rates
Sterling	1.56	1.58	1.60
Euro	1.33	1.28	1.39
Swiss Franc	1.08	1.07	1.13
Year-end rates
Sterling	1.66	1.63	1.55
Euro	1.38	1.32	1.29
Swiss Franc	1.12	1.09	1.06

2 Business segment information

For management purposes, the Group is organised into business segments according to the nature of its products and has two reportable business segments – Advanced Surgical Devices and Advanced Wound Management. The types of products and services offered by each business segment are:

–	Smith & Nephew’s Advanced Surgical Devices (‘ASD’) business offers the following products and technologies:

–	Orthopaedic Reconstruction which includes Hip Implants, Knee Implants and ancillary products such as bone cement and mixing systems used in cemented reconstruction joint surgery

–	Trauma & Extremities consisting of internal and external devices used in the stabilisation of severe fractures and deformity correction procedures

–	Sports Medicine Joint Repair, which offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints

–	Arthroscopy Enabling Technologies which offer healthcare providers a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency wands, electromechanical and mechanical blades, and hand instruments for removing damaged tissue

–	Other ASD which includes gynaecological instrumentation and the remaining Clinical Therapies geographies which are in the process of being transferred to Bioventus.

–	Smith & Nephew’s Advanced Wound Management (‘AWM’) business offers a range of products:

–	Advanced Wound Care includes products for the treatment of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds

–	Advanced Wound Devices consists of traditional and single-use Negative Pressure Wound Therapy and hydrosurgery systems

–	Advanced Wound Bioactives includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration.

Management monitors the operating results of its business segments separately for the purposes of making decisions about resource allocation and performance assessment. Group financing (including interest receivable and payable) and income taxes are managed on a Group basis and are not allocated to business segments.

The following tables present revenue, profit, asset and liability information regarding the Group’s operating segments. Investments in associates and loans to associates are segmentally allocated to Advanced Surgical Devices.

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

	2013 $ million	2012 $ million	2011 $ million
Revenue by business segment
Advanced Surgical Devices	3,015	3,108	3,251
Advanced Wound Management	1,336	1,029	1,019
	4,351	4,137	4,270

There are no material sales between business segments.
	2013 $ million	2012 $ million	2011 $ million
Revenue by geographic market
United States	1,862	1,651	1,756
United Kingdom	293	297	291
Other Established Markets	1,633	1,706	1,769
Emerging & International Markets	563	483	454
	4,351	4,137	4,270

Revenue has been allocated by basis of destination. No revenue from a single customer is in excess of 10% of the Group’s revenue.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	103

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

	Notes	2013 $ million	2012 Restated $ million	2011 Restated $ million
Operating profit		810	846	862
Acquisition-related costs	3	31	11	–
Restructuring and rationalisation expenses	3	58	65	40
Amortisation of acquisition intangibles and impairments	9	88	43	36
Legal provision	3	–	–	23
Trading profit		987	965	961
Trading profit by business segment
Advanced Surgical Devices		712	728	714
Advanced Wound Management		275	237	247
		987	965	961
Operating profit by business segment reconciled to attributable profit for the year
Advanced Surgical Devices		620	632	630
Advanced Wound Management		190	214	232
Operating profit		810	846	862
Net interest receivable/(payable)		4	2	(8)
Other finance costs		(11)	(11)	(13)
Share of results of associates		(1)	4	–
Profit on disposal on net assets held for sale		–	251	–
Taxation		(246)	(371)	(266)
Attributable profit for the year		556	721	575

2.3 Assets and liabilities by business segment and geography
		2013 $ million	2012 $ million	2011 $ million
Balance sheet
Assets:
Advanced Surgical Devices		3,684	3,518	3,396
Advanced Wound Management		1,848	1,776	819
Operating assets by business segment		5,532	5,294	4,215
Assets held for sale (relating to Advanced Surgical Devices		–	–	125
business segment)
Unallocated corporate assets		287	348	407
Total assets		5,819	5,642	4,747
Liabilities:
Advanced Surgical Devices		609	530	526
Advanced Wound Management		308	256	169
Operating liabilities by business segment		917	786	695
Liabilities directly associated with assets held for sale		–	–	19
(relating to Advanced Surgical Devices business segment)
Unallocated corporate liabilities		855	972	846
Total liabilities		1,772	1,758	1,560

104	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

2 Business segment information continued

Unallocated corporate assets and liabilities comprise the following:

	2013 $ million	2012 $ million	2011 $ million
Deferred tax assets	145	164	223
Retirement benefit asset	5	6	–
Cash at bank	137	178	184
Unallocated corporate assets	287	348	407
Long-term borrowings	347	430	16
Retirement benefit obligations	230	266	287
Deferred tax liabilities	50	61	66
Bank overdrafts and loans due within one year	44	38	306
Current tax payable	184	177	171
Unallocated corporate liabilities	855	972	846

	2013 $ million	2012 $ million	2011 $ million
Capital expenditure (including acquisitions)
Advanced Surgical Devices	327	188	334
Advanced Wound Management	124	839	31
	451	1,027	365
Capital expenditure segmentally allocated above comprises:
	2013 $ million	2012 $ million	2011 $ million
Additions to property, plant and equipment	242	197	229
Additions to intangible assets	98	68	92
Capital expenditure (excluding business combinations)	340	265	321
Acquisitions – Goodwill	53	73	44
Acquisitions – Intangible assets	53	662	–
Acquisitions – Property, plant and equipment	5	27	–
Capital expenditure	451	1,027	365

	2013 $ million	2012 $ million	2011 $ million
Depreciation, amortisation and impairment
Advanced Surgical Devices	268	274	259
Advanced Wound Management	93	38	38
	361	312	297

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	105

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation of acquisition intangibles and impairments as follows:

	2013 $ million	2012 $ million	2011 $ million
Amortisation of acquisition intangibles	88	43	36
Depreciation of property, plant and equipment	209	212	217
Impairment of goodwill in Austrian associate	–	4	–
Amortisation of other intangible assets	64	51	42
Impairment of investments	–	2	2
	361	312	297

No impairments were recognised within operating profit in 2013 (2012 – $6m, 2011 – $2m, both recognised within the administrative expenses line). In 2012 and 2011, the impairments were segmentally allocated to Advanced Surgical Devices.

Geographic

		2013 $ million	2012 $ million
Assets by geographic location
United States		2,086	2,122
United Kingdom		255	257
Other Established Markets		902	895
Emerging & International Markets		170	54
Non-current operating assets by geographic location		3,413	3,328
United States		1,121	999
United Kingdom		288	279
Other Established Markets		486	528
Emerging & International Markets		224	160
Current operating assets by geographic location		2,119	1,966
Unallocated corporate assets (see page 104)		287	348
Total assets		5,819	5,642
2.4 Other business segment information
	2013 $ million	2012 $ million	2011 $ million
Other significant expenses recognised within operating profit
Advanced Surgical Devices	51	57	32
Advanced Wound Management	38	19	8
	89	76	40

The $89m incurred in 2013 relates to $58m restructuring and rationalisation expenses and $31m acquisition-related costs (2012 – $65m relates to restructuring and rationalisation expenses and $11m acquisition-related costs, 2011 – $40m relates to restructuring and rationalisation expenses).

	2013 numbers	2012 numbers	2011 numbers
Average number of employees
Advanced Surgical Devices	7,066	7,194	7,611
Advanced Wound Management	3,970	3,283	3,132
	11,036	10,477	10,743

106	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

3 Operating profit

ACCOUNTING POLICIES

Research and development

Research expenditure is expensed as occurred. Internal development expenditure is only capitalised if the recognition criteria in IAS 38 Intangible Assets have been satisfied. The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that in most cases development costs should not be capitalised as intangible assets until products receive approval from the appropriate regulatory body.

Payments to third parties for research and development projects are accounted for based on the substance of the arrangement. If the arrangement represents outsourced research and development activities the payments are generally expensed except in limited circumstances where the respective development expenditure would be capitalised under the principles established in IAS 38. By contrast, the payments are capitalised if the arrangement represents consideration for the acquisition of intellectual property developed at the risk of the third party.

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Expenditure on advertising costs is expensed as incurred.

	2013 $ million	2012 $ million	2011 $ million
Revenue	4,351	4,137	4,270
Cost of goods sold (i)(ii)	(1,100)	(1,070)	(1,140)
Gross profit	3,251	3,067	3,130
Research and development expenses	(231)	(171)	(167)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(1,535)	(1,440)	(1,526)
Administrative expenses (iii) (iv) (v) (vi)	(675)	(610)	(575)
	(2,210)	(2,050)	(2,101)
Operating profit	810	846	862

(i)	2013 includes $12m of restructuring and rationalisation expenses (2012 – $3m, 2011 – $7m).
(ii)	2013 includes $5m of acquisition-related costs (2012 – $nil, 2011 – $nil).
(iii)	2013 includes $64m of amortisation of other intangible assets (2012 – $51m, 2011 – $42m).
(iv)	2013 includes $46m of restructuring and rationalisation expenses and $88m of amortisation of acquisition intangibles (2012 – $62m of restructuring and rationalisation expenses and $43m of amortisation of acquisition intangibles, 2011 – $33m of restructuring and rationalisation expenses and $36m of amortisation of acquisition intangibles).
(v)	2013 includes $nil relating to legal provision (2012 – $nil, 2011 – $23m).
(vi)	2013 includes $26m of acquisition-related costs (2012 – $11m, 2011 – $nil).

Note that items detailed in (i), (ii), (iv), (v) and (vi) are excluded from the calculation of trading profit.

Operating profit is stated after charging the following items:

	2013 $ million	2012 $ million	2011 $ million
Amortisation of acquisition intangibles	88	43	36
Amortisation of other intangible assets	64	51	42
Impairment of goodwill in Austrian associate	–	4	–
Depreciation of property, plant and equipment	209	212	217
Loss on disposal of property, plant and equipment and software	23	12	9
Impairment of investments	–	2	2
Minimum operating lease payments for land and buildings	32	29	33
Minimum operating lease payments for other assets	19	21	32
Advertising costs	91	74	90

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	107

3.1 Staff costs

Staff costs during the year amounted to:

	Notes	2013 $ million	2012 Restated $ million	2011 Restated $ million
Wages and salaries		998	886	930
Social security costs		106	97	99
Pension costs (including retirement healthcare)	18	72	72	71
Share-based payments	23	28	34	30
		1,204	1,089	1,130
3.2 Audit Fees – information about the nature and cost of services provided by auditors
		2013 $ million	2012 $ million	2011 $ million
Audit services: Group accounts		1	1	1
Other services:
Local statutory audit pursuant to legislation		2	2	2
Taxation services:
Compliance services		2	1	1
Advisory services		1	1	1
Total auditors’ remuneration		6	5	5
Arising:
In the UK		3	2	2
Outside the UK		3	3	3
		6	5	5

3.3 Acquisition-related costs

Acquisition-related costs of $31m (2012 – $ 11m, 2011 – $nil) were incurred in the twelve month period to 31 December 2013. These costs relate to professional and adviser fees and integration costs in connection with the acquisition of Healthpoint Biotherapeutics completed in 2012 and the acquisitions in Turkey, Brazil and India during 2013.

3.4 Restructuring and rationalisation expenses

Restructuring and rationalisation costs of $58m (2012 – $65m, 2011 – $40m) were incurred in the twelve month period to 31 December 2013. Charges of $58m (2012 – $65m, 2011 – $26m) were incurred, relating mainly to people costs and contract termination costs associated with the structural and process changes announced in August 2011. During 2013, no charges (2012 – $nil, 2011 – $14m) were incurred in relation to the earnings improvement programme which was completed in 2011.

3.5 Legal provision

In 2011, the Group established a provision of $ 23m in connection with the previously disclosed investigation by the US Securities and Exchange Commission (‘SEC’) and Department of Justice (‘DOJ’) into potential violations of the US Foreign Corrupt Practices Act in the medical devices industry.

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew paid slightly less than $23m in fines and profit disgorgement and committed to maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme. The monitor’s final report was filed in late 2013, and the independent monitorship has now been terminated. The settlement agreements impose detailed reporting, compliance and other requirements on Smith & Nephew for a three-year term. Failure to comply with these requirements, or any other violation of law, could have severe consequences for the Group.

108	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

4 Interest and other finance costs

4.1 Interest receivable/(payable)

		2013 $ million	2012 $ million	2011 $ million
Interest receivable		14	11	4
Interest payable:
Bank borrowings		(8)	(7)	(6)
Other		(2)	(2)	(6)
		(10)	(9)	(12)
Net interest receivable/(payable)		4	2	(8)
4.2 Other finance costs
	Notes	2013 $ million	2012 $ million	2011 $ million
Retirement benefit net interest expense	18	(11)	(11)	(14)
Other		–	–	1
Other finance costs		(11)	(11)	(13)

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $1m gain in 2013 (2012 – net $5m loss, 2011 – net $3m gain). These amounts were fully matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

5 Taxation

ACCOUNTING POLICY

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is considered probable that a tax charge will arise and the amount can be reliably estimated. Although Group policy is to submit its tax returns to the relevant tax authorities as promptly as possible, at any time the Group has un-agreed years outstanding and is involved in disputes and tax audits. Significant issues may take many years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of the provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for: temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary difference and it is probable that this will not reverse in the foreseeable future; on the initial recognition of non-deductible goodwill; and on the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not affect the accounting or taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date.

Deferred tax is measured on an undiscounted basis, and at the tax rates that have been enacted or substantively enacted by the reporting date that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to other comprehensive income or equity, in which case the deferred tax is also recognised within other comprehensive income or equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, when the Group intends to settle its current tax assets and liabilities on a net basis and that authority permits the Group to make a single net payment.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	109

5.1 Taxation charge attributable to the Group

	2013 $ million	2012 $ million	2011 $ million
Current taxation:
UK corporation tax at 23.3% (2012 – 24.5%, 2011 – 26.5%)	50	53	56
Overseas tax	229	248	214
Current income tax charge	279	301	270
Adjustments in respect of prior periods	(5)	(17)	(16)
Total current taxation	274	284	254
Deferred taxation:
Origination and reversal of temporary differences	(23)	88	18
Changes in tax rates	(4)	(3)	(3)
Adjustments to estimated amounts arising in prior periods	(1)	2	(3)
Total deferred taxation	(28)	87	12
Total taxation as per the income statement	246	371	266
Deferred taxation in other comprehensive income	16	(20)	(24)
Deferred taxation in equity	(3)	–	2
Taxation attributable to the Group	259	351	244

The tax charge was reduced by $40m as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition-related costs. In 2012, the tax charge was increased by $82m as a consequence of the profit on disposal of net assets held for sale after adjusting for acquisition-related costs, restructuring and rationalisation expenses and amortisation of acquisition intangibles. In 2011, the tax charge was reduced by $17m as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and legal provision.

The applicable tax for the year is based on the UK standard rate of corporation tax of 23.3% (2012 – 24.5%, 2011 – 26.5%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The average effective tax rate differs from the applicable rate as follows:

	2013%	2012%	2011%
UK standard rate	23.3	24.5	26.5
Non-deductible/non-taxable items	(1.0)	0.4	(0.5)
Prior year items	(0.5)	(1.3)	(1.6)
Tax losses incurred not relieved	0.9	0.8	0.3
Overseas income taxed at other than UK standard rate	7.8	9.3	6.7
Total effective tax rate	30.5	33.7	31.4

The enacted UK tax rate applicable from 1 April 2013 is 23%. The UK Government have enacted legislation to reduce the tax rate to 21% from 1 April 2014 and 20% from 1 April 2015.

5.2 Deferred taxation

	2013 $ million	2012 $ million
Deferred tax assets	145	164
Deferred tax liabilities	(50)	(61)
Net position at 31 December	95	103

110	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

5 Taxation continued

The movement in the year in the Group’s net deferred tax position was as follows:

	2013 $ million	2012 $ million
At 1 January	103	157
Exchange adjustment	(4)	–
Movement in income statement – current year	27	(85)
Movement in income statement – prior years	1	(2)
Movement in other comprehensive income	(16)	20
Movement in shareholders’ equity	3	–
Arising on acquisition	(19)	13
At 31 December	95	103

Movements in the main components of deferred tax assets and liabilities were as follows:

	Retirement benefit obligation $ million	Macro- textured claim $ million	Other $ million	Total $ million
Deferred tax assets
At 1 January 2012	79	52	92	223
Exchange adjustment	–	–	1	1
Movement in income statement – current year	(4)	–	(85)	(89)
Movement in income statement – prior years	2	–	(4)	(2)
Movement in other comprehensive income	17	–	1	18
Acquisition	–	–	13	13
Transfers	(9)	–	9	–
At 31 December 2012	85	52	27	164
Exchange adjustment	–	–	(3)	(3)
Movement in income statement – current year	5	–	15	20
Movement in income statement – prior years	–	–	1	1
Movement in other comprehensive income	(32)	–	(2)	(34)
Charge to equity	–	–	2	2
Acquisition	–	–	(5)	(5)
At 31 December 2013	58	52	35	145

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	111

The Group has unused tax losses of $31m (2012 – $61m) available for offset against future profits. A deferred tax asset has been recognised in respect of $3m (2012 – $1m) of such losses. No deferred tax asset has been recognised on the remaining unused tax losses as these are not expected to be realised in the foreseeable future.

	Accelerated tax depreciation $ million	Intangible assets $ million	Other $ million	Total $ million
Deferred tax liabilities
At 1 January 2012	(28)	(27)	(11)	(66)
Exchange adjustment	(1)	–	–	(1)
Movement in income statement – current year	2	6	(4)	4
Movement in other comprehensive income	–	–	2	2
At 31 December 2012	(27)	(21)	(13)	(61)
Exchange adjustment	(1)	–	–	(1)
Movement in income statement – current year	3	8	(4)	7
Movement in other comprehensive income	–	–	18	18
Charge to equity	–	–	1	1
Acquisitions/disposals	–	–	(14)	(14)
At 31 December 2013	(25)	(13)	(12)	(50)

6 Earnings per ordinary share

ACCOUNTING POLICIES
Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders by the weighted average number of Ordinary shares in issue during the year, excluding shares held by the Company in the Employees’ Share Trust or as treasury shares.

Adjusted earnings per share

Adjusted earnings per share is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; significant gains and losses arising from legal disputes and significant uninsured losses; and taxation thereon.

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2013 $ million	2012 Restated $ million	2011 Restated $ million
Earnings
Attributable profit for the year	556	721	575
Adjusted attributable profit (see below)	693	671	657

112	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

6 Earnings per ordinary share continued

Attributable profit is reconciled to adjusted attributable profit as follows:

	Notes	2013 $ million	2012 Restated $ million	2011 Restated $ million
Attributable profit for the year		556	721	575
Acquisition-related costs	3	31	11	–
Restructuring and rationalisation expenses	3	58	65	40
Amortisation of acquisition intangibles and impairments	9	88	43	36
Profit on disposal of net assets held for sale	21	–	(251)	–
Legal provision	3	–	–	23
Taxation on excluded items	5	(40)	82	(17)
Adjusted attributable profit		693	671	657

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings for basic and diluted earnings per ordinary share are as follows:

		2013	2012	2011
Number of shares (millions)
Basic weighted number of shares		901	897	891
Dilutive impact of share options outstanding		5	4	4
Diluted weighted average number of shares		906	901	895
Earnings per ordinary share			Restated	Restated
Basic		61.7¢	80.4¢	64.5¢
Diluted		61.4¢	80.0¢	64.2¢
Adjusted: Basic		76.9¢	74.8¢	73.7¢
Adjusted: Diluted		76.5¢	74.5¢	73.4¢

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 0.5m (2012 – 8.2m, 2011 – 12.9m).

7 Property, plant and equipment

ACCOUNTING POLICIES

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognised in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. The estimated useful lives of items of property, plant and equipment is 3–20 years and for buildings is 20–50 years.

Assets in course of construction are not depreciated until they are available for use.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

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

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	113

	Land and buildings		Plant and equipment		Assets in course of
	Freehold $ million	Leasehold $ million	Instruments $ million	Other $ million	construction $ million	Total $ million
Cost
At 1 January 2012	133	52	1,009	878	42	2,114
Exchange adjustment	2	–	3	15	1	21
Acquisitions (see Note 21.4)	8	–	–	7	12	27
Additions	–	1	122	46	28	197
Disposals	–	(1)	(92)	(37)	–	(130)
Transfers	–	–	–	10	(10)	–
At 31 December 2012	143	52	1,042	919	73	2,229
Exchange adjustment	1	(1)	(16)	6	–	(10)
Acquisitions (see Note 21.1)	–	1	2	2	–	5
Additions	2	1	139	23	77	242
Disposals	(3)	–	(102)	(80)	(2)	(187)
Transfers	–	–	–	68	(68)	–
At 31 December 2013	143	53	1,065	938	80	2,279
Depreciation and impairment
At 1 January 2012	43	27	688	573	–	1,331
Exchange adjustment	1	–	2	11	–	14
Charge for the year	2	3	137	70	–	212
Disposals	–	(1)	(89)	(31)	–	(121)
At 31 December 2012	46	29	738	623	–	1,436
Exchange adjustment	(1)	(1)	(10)	5	–	(7)
Charge for the year	1	3	135	70	–	209
Disposals	(3)	–	(99)	(73)	–	(175)
At 31 December 2013	43	31	764	625	–	1,463
Net book amounts
At 31 December 2013	100	22	301	313	80	816
At 31 December 2012	97	23	304	296	73	793

Land and buildings includes land with a cost of $15m (2012 – $15m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $10m (2012 – $11m) are included within land and buildings.

Historically, capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This varies between 6% and 8% (2012 – 7% and 8%) of annual revenue.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $20m (2012 – $4m).

The amount of borrowing costs capitalised in 2013 and 2012 was minimal.

114	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

8 Goodwill

ACCOUNTING POLICY

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (‘CGU’) that is expected to benefit from the acquisition. The recoverable amount of CGUs to which goodwill has been allocated is tested for impairment annually. The CGUs, monitored by management, are at the business segment level, Advanced Surgical Devices and Advanced Wound Management.

If the recoverable amount of the cash-generating unit is less than its carrying amount then an impairment loss is determined to have occurred. Any impairment losses that arise are recognised immediately in the income statement and are allocated first to reduce the carrying amount of goodwill and then to the carrying amounts of the other assets of the CGU.

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

	Notes	2013 $ million	2012 $ million
Cost
At 1 January		1,186	1,096
Exchange adjustment		17	17
Acquisitions (i)	21	53	73
At 31 December		1,256	1,186
Impairment
At 1 January and 31 December		–	–
Net book amounts		1,256	1,186

(i)    Includes an adjustment of $16m (2012: $nil) following the finalisation of the Healthpoint acquisition balance sheet. See Note 21.4.

Each of the Group’s business segments represent a CGU and include goodwill as follows:

		2013 $ million	2012 $ million
Advanced Surgical Devices		918	886
Advanced Wound Management		338	300
		1,256	1,186

In September 2013 and 2012 impairment reviews were performed by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These are updated during December, taking into account significant events that occurred between September and December.

For each CGU, the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for five years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings. The five-year period is in-line with the Group’s strategic planning process.

The calculation of value-in-use for the identified CGUs is most sensitive to discount and growth rates as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Advanced Surgical Devices business is 10% (2012 – 10%) and for the Advanced Wound Management business it is 10% (2012 – 9%).

In determining the growth rate used in the calculation of the value-in-use, the Group considered the annual revenue growth and trading profit margins. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year. Growth rates for the five-year period for the Advanced Surgical Devices business vary up to 7% (2012 – 7%) and for the Advanced Wound Management business up to 18% (2012 – 9%).

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	115

Specific considerations and strategies taken into account in determining the sales growth and trading profit margin for each CGU are:

–	Advanced Surgical Devices – In the Advanced Surgical Devices CGU management intends to deliver growth through continuing to focus on the customer, high-quality customer service, innovative product development and through continuing to make efficiency improvements

–	Advanced Wound Management – Management intends to develop this CGU by focusing on the higher added value sectors of exudate and infection management through improved wound bed preparation, moist and active healing, NPWT, healing of chronic wounds and tissue repair using bioactives and by continuing to improve efficiency.

A long-term growth rate of 3% for Advanced Surgical Devices business and 5% for the Advanced Wound Management business (2012 – both businesses 4%) in pre-tax cash flows is assumed after five years in calculating a terminal value for the Group’s CGUs. Management considers this to be an appropriate estimate based on the growth rates of the markets in which the Group operates.

Management has considered the following sensitivities:

–	Growth of market and market share – Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values

–	Discount rate – Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 33% (2012 – 31%) for the Advanced Surgical Devices business and 65% (2012 – 49%) for the Advanced Wound Management business.

9 Intangible assets

ACCOUNTING POLICIES

Intangible assets

Intangible assets acquired separately from a business combination (including purchased patents, know-how, trademarks, licences and distribution rights) are initially measured at cost. The cost of intangible assets acquired in a material business combination (referred to as acquisition intangibles) is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All intangible assets are amortised on a straight-line basis over their estimated useful economic lives. The estimated useful economic life of an intangible asset ranges between three and 20 years depending on its nature. Internally generated intangible assets are expensed in the income statement as incurred.

Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware is capitalised as plant and equipment.

Impairment of intangible assets

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

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value -in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

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

116	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

9 Intangible assets continued

	Acquisition intangibles $ million	Software $ million	Distribution rights $ million	Patents & Intellectual property $ million	Total $ million
Cost
At 1 January 2012	436	170	60	143	809
Exchange adjustment	11	1	–	2	14
Acquisitions (i)	662	–	–	–	662
Additions	–	37	–	31	68
Disposals	–	(3)	(17)	–	(20)
At 31 December 2012	1,109	205	43	176	1,533
Exchange adjustment	3	–	–	–	3
Acquisitions (ii)	53	–	–	–	53
Additions	–	53	27	18	98
Disposals	–	(29)	–	–	(29)
At 31 December 2013	1,165	229	70	194	1,658
Amortisation and impairment
At 1 January 2012	234	65	34	53	386
Exchange adjustment	6	–	–	–	6
Charge for the year	43	26	10	15	94
Disposals	–	–	(17)	–	(17)
At 31 December 2012	283	91	27	68	469
Exchange adjustment	1	–	–	–	1
Charge for the year	88	31	14	19	152
Disposals	–	(18)	–	–	(18)
At 31 December 2013	372	104	41	87	604
Net book amounts
At 31 December 2013	793	125	29	107	1,054
At 31 December 2012	826	114	16	108	1,064

(i)	The majority of this balance relates to the acquisition of the product rights for two established Healthpoint products (see Note 21.4). These product rights are amortised over 15 years.
(ii)	Includes an adjustment of $11m following the finalisation of the Healthpoint acquisition balance sheet. See Note 21.4.

Group capital expenditure relating to software contracted but not provided for amounted to $21m (2012 – $4m).

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	117

10 Investments

ACCOUNTING POLICY

Investments, other than those related to associates, are initially recorded at fair value plus any directly attributable transaction costs on the trade date. The Group has an investment in an entity that holds mainly unquoted equity securities, which by their very nature have no fixed maturity date or coupon rate. The investment is classed as ‘available-for-sale’ and carried at fair value. The fair value of the investment is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price, prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities. Objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost less any impairment loss previously recognised. Impairment losses are recognised by reclassifying the losses accumulated in other reserves to profit or loss.

	2013 $ million	2012 $ million
At 1 January	2	4
Impairment	–	(2)
At 31 December	2	2

11 Investments in associates

ACCOUNTING POLICY

Investments in associates, being those entities over which the Group has a significant influence and which is neither a subsidiary nor a joint venture, are accounted for using the equity method, with the Group recording its share of the associate’s profit and loss and other comprehensive income. The Group’s share of associates profit or loss is included in one separate income statement line and is calculated after deduction of their respective taxes.

At 31 December 2013 and 31 December 2012, the Group holds 49% of Bioventus LLC (‘Bioventus’). Bioventus is a limited liability company operating as a partnership. The Company’s headquarters is located in Durham, North Carolina, US. The Company focuses its medical product development around its core competencies of orthobiologic therapies and orthopaedic diagnostics from which it develops and markets clinically proven orthopaedic therapies and diagnostic tools, including osteoarthritis pain treatments, bone growth stimulators and ultrasound devices. The Company sells bone stimulation devices and a provider of osteoarthritis injection therapies. The loss after taxation recognised in the income statement relating to Bioventus was $2m (2012 – profit after taxation $4m).

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less cost to sell, estimated using discounted cash flows. The fair value measurement was categorised as a level 3 fair value based on the inputs and valuation technique used. Given the relatively short passage of time between the date of acquisition and the impairment review, the estimated recoverable amount of the investment marginally exceeded its carrying amount. Management has identified that a reasonable possible change in the key assumptions and estimated cash flows could cause the carrying amount to exceed the recoverable amount. However, any such change would not result in the recognition of a material impairment loss.

In addition to its 49% ownership interest in Bioventus, the Group holds a senior secured five year loan note with Bioventus. The loan note was created in May 2012 with a principal amount of $160m and an annual coupon rate of LIBOR plus 5%. The loan note is carried at amortised cost. Interest receivable of $11m was accrued during 2013 (2012: $7m). In accordance with the terms of the agreement $10m of interest receivable has been rolled-up into principal during 2013. As at the balance sheet date, the carrying amount of the loan note and the related interest receivable is neither past due nor impaired.

In 2013, the Group sold its 49% interest in the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and its 20% interest in the German entity Intercus GmbH. The profit after taxation recognised in the income statement prior to the disposal was $1m (2012 – $nil).

118	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

11 Investments in associates continued

The following table summarises the financial position of the Group’s investment in these associates:

	2013 $ million	2012 $ million
Share of results of associates:
Revenue	113	80
Operating costs and taxation	(114)	(76)
Share of associates (loss)/profit after taxation recognised in the income statement	(1)	4
Investments in associates at 1 January	116	13
Investment of 49% in Bioventus	–	104
Additional investment in Bioventus	–	10
Dividends received	(1)	(7)
Impairment of goodwill in Austrian associate	–	(4)
Disposal of interest in Plus and Intraplant	(7)	–
Other non-cash movements	–	(4)
Investments in associates at 31 December	107	116
Investments in associates is represented by:
Non-current assets	315	310
Current assets	129	129
Non-current liabilities	(194)	(167)
Current liabilities	(59)	(33)
Net assets (100%)	191	239
Group’s share of net assets (49%)	93	117
Group adjustments (i)	14	(1)
Investment in associate	107	116
(i) Group adjustments primarily relate to an adjustment to the useful economic life of intangible assets.

Loans to associates:
Loan note receivable from Bioventus	171	160
Accrued interest on loan note receivable	7	7
	178	167

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

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	119

	2013 $ million	2012 $ million	2011 $ million
Raw materials and consumables	151	138	140
Work-in-progress	72	45	24
Finished goods and goods for resale	783	718	695
	1,006	901	859

Reserves for excess and obsolete inventories were $354m (2012 – $332m, 2011 – $322m). During 2013, $73m was recognised as an expense within cost of goods sold resulting from the write down of excess and obsolete inventory (2012 – $84m, 2011 – $65m). The cost of inventories recognised as an expense and included in cost of goods sold amounted to $958m (2012 – $906m, 2011 – $991m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

13 Trade and other receivables

ACCOUNTING POLICY

Trade and other receivables are carried at amortised cost, less any allowances for uncollectible amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

The Group manages credit risk through credit limits which require authorisation commensurate with the size of the limit and which are regularly reviewed. Credit limit decisions are made based on available financial information and the business case. Significant receivables are regularly reviewed and monitored at Group level. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers and geographies. Furthermore the Group’s principal customers are backed by government and public or private medical insurance funding, which historically represent a lower risk of default. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable. The Group does not hold any collateral as security.

	2013 $ million	2012 $ million	2011 $ million
Trade receivables	992	964	936
Less: provision for bad and doubtful debts	(57)	(49)	(36)
Trade receivables – net (loans and receivables)	935	915	900
Derivatives – forward foreign exchange contracts	28	12	21
Other receivables	60	65	50
Prepayments and accrued income	90	73	66
	1,113	1,065	1,037

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense for the year was $15m (2012 – $16m, 2011 – $42m). Amounts due from insurers in respect of the macro textured claim of $138m (2012 – $137m, 2011 – $136m) are included within other receivables and have been provided in full.

120	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

13 Trade and other receivables continued

The amount of trade receivables that were past due were as follows:

	2013 $ million	2012 $ million	2011 $ million
Past due not more than three months	206	225	198
Past due more than three months and not more than six months	52	52	51
Past due more than six months and not more than one year	61	52	59
Past due more than one year	70	80	94
	389	409	402
Neither past due nor impaired	603	555	534
Provision for bad and doubtful debts	(57)	(49)	(36)
Trade receivables – net (loans and receivables)	935	915	900
Movements in the provision for bad and doubtful debts were as follows:
At 1 January	49	36	49
Exchange adjustment	1	–	(1)
Receivables provided for during the year	15	16	42
Utilisation of provision	(8)	(3)	(34)
Provision transferred to assets held for sale	–	–	(20)
At 31 December	57	49	36
Trade receivables include amounts denominated in the following major currencies:
	2013 $ million	2012 $ million	2011 $ million
US Dollar	293	258	238
Sterling	103	100	75
Euro	271	276	317
Other	268	281	270
Trade receivables – net (loans and receivables)	935	915	900
14 Trade and other payables
		2013 $ million	2012 $ million
Trade and other payables due within one year
Trade and other payables		751	646
Derivatives – forward foreign exchange contracts		20	10
Acquisition consideration		14	–
		785	656
Other payables due after one year:
Acquisition consideration		7	8

The acquisition consideration due after more than one year is expected to be payable as follows: $4m in 2015 and $3m in 2016 (2012 – $8m in 2014).

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	121

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2013 $ million	2012 $ million
Bank overdrafts and loans due within one year	44	38
Long-term borrowings	347	430
Borrowings	391	468
Cash at bank	(137)	(178)
Debit balance on derivatives – currency swaps	(1)	(2)
Net debt	253	288

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2013:
Bank loans	31	335	–	–	–	–	366
Bank overdrafts	11	–	–	–	–	–	11
Finance lease liabilities	2	2	2	2	3	3	14
	44	337	2	2	3	3	391
At 31 December 2012:
Bank loans	25	1	415	–	–	–	441
Bank overdrafts	11	–	–	–	–	–	11
Finance lease liabilities	2	2	2	2	2	6	16
	38	3	417	2	2	6	468

15.2 Post balance sheet event

In December 2013, the Group signed a private placement agreement to borrow $325m of long-term debt. The funds, which have a weighted average fixed rate of 3.7% and an average maturity of just over nine years, were drawn down on 21 January 2014 and used to repay existing bank debt.

Subsequent to the balance sheet date, on 3 February 2014 the Group announced the execution of a definitive agreement to acquire 100% of the shares of ArthroCare Corp. for approximately $1.7 billion. The acquisition is subject to customary conditions, including a vote of ArthroCare’s shareholders and governmental clearances. The acquisition is expected to close in mid-2014. The acquisition will be financed through existing debt facilities and cash balances, including the existing $1 billion revolving credit facility and a new two-year $1.4 billion term loan facility, established in February 2014.

15.3 Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2013 $ million	2012 $ million
Finance lease liabilities – due within one year	2	2
Finance lease liabilities – due after one year	12	14
Total amount of secured borrowings	14	16
Total net book value of assets pledged as security:
Property, plant and equipment	10	11
	10	11

122	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

15 Cash and borrowings continued

15.4 Currency swap analysis

All currency swaps are stated at fair value. Gross US Dollar equivalents of $146m (2012 – $175m) receivable and $145m (2012 – $173m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2013 and 2012 to hedge intragroup loans and other monetary items.

Currency swaps mature as follows:

At 31 December 2013	Amount receivable $ million	Amount payable Currency million
Within one year:
Euro	28	EUR 20
Japanese Yen	13	JPY 1,315
Chinese Renminbi	17	CNY 100
Sterling	11	GBP 7
	69

At 31 December 2013	Amount receivable Currency million	Amount payable $ million
Within one year:
New Zealand Dollar	NZD 9	7
Swiss Franc	CHF 14	16
Swedish Krona	SEK 31	5
Australian Dollar	AUD 41	36
Canadian Dollar	CAD 3	3
Sterling	GBP 6	10
		77

At 31 December 2012	Amount receivable $ million	Amount payable Currency million
Within one year:
Euro	76	EUR 58
Japanese Yen	19	JPY 1,500
Canadian Dollar	17	CAD 17
	112

At 31 December 2012	Amount receivable Currency million	Amount payable $ million
Within one year:
New Zealand Dollar	NZD 1	1
Swiss Franc	CHF 35	38
Swedish Krona	SEK 33	5
Australian Dollar	AUD 14	15
Japanese Yen	JPY 335	4
		63

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	123

15.5 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing.

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium-term cash forecasts having regard to the maturities of investments and borrowing facilities.

Bank loans and overdrafts represent drawings under total committed facilities of $1,008m (2012 – $1,017m) and total uncommitted facilities of $319m (2012 – $341m). The Group has undrawn committed facilities of $672m (2012 – $597m). Of the undrawn committed facilities, $665m expires after one but within two years (2012 – $ 586m expiring after two but within five). The interest payable on borrowings under committed facilities is at floating rate and is typically based on the LIBOR interest rate relevant to the term and currency concerned.

In December 2010, the Company entered into a five-year $1 billion multi-currency revolving facility with an initial interest rate of 70 basis points over LIBOR. The commitment fee on the undrawn amount of the revolving facility is 24.5 basis points. The Company is subject to restrictive covenants under the facility agreement requiring the Group’s ratio of net debt to EBITDA to not exceed 3.0 to 1 and the ratio of EBITA to net interest to not be less than 3.0 to 1, with net debt, EBITDA, EBITA and net interest all being calculated as defined in the agreement. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2013, the Company was in compliance with these covenants. The facility is also subject to customary events of default, none of which are currently anticipated to occur.

15.6 Year-end financial liabilities by contractual maturity

The table below analyses the Group’s year-end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2013
Non-derivative financial liabilities:
Bank overdrafts and loans	42	335	–	–	377
Trade and other payables	751	–	–	–	751
Finance lease liabilities	3	3	9	3	18
Acquisition consideration	14	4	3	–	21
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,734	–	–	–	1,734
Currency swaps/forward foreign exchange contracts – inflow	(1,733)	–	–	–	(1,733)
	811	342	12	3	1,168
At 31 December 2012
Non-derivative financial liabilities:
Bank overdrafts and loans	42	4	418	–	464
Trade and other payables	646	–	–	–	646
Finance lease liabilities	3	3	9	6	21
Acquisition consideration	–	8	–	–	8
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,422	–	–	–	1,422
Currency swaps/forward foreign exchange contracts – inflow	(1,424)	–	–	–	(1,424)
	689	15	427	6	1,137

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

124	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

15 Cash and borrowings continued

15.7 Finance leases

ACCOUNTING POLICY

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Assets held under finance leases are capitalised as property, plant or equipment and depreciated accordingly. Minimum lease payments are apportioned between the finance expense and the reduction in the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2013 $ million	2012 $ million
Within one year	3	3
After one and within two years	3	3
After two and within three years	3	3
After three and within four years	3	3
After four and within five years	3	3
After five years	3	6
Total minimum lease payments	18	21
Discounted by imputed interest	(4)	(5)
Present value of minimum lease payments	14	16

Present value of minimum lease payments can be split out as: $2m (2012 – $2m) due within one year, $9m (2012 – $8m) due between one to five years and $3m (2012– $6m) due after five years.

16 Financial instruments and risk management

ACCOUNTING POLICY

Derivative financial instruments

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast third party and intercompany transactions are recognised in other comprehensive income until the associated asset or liability is recognised. Amounts taken to other comprehensive income are transferred to the income statement in the period in which the hedged transaction affects profit and loss. Where the hedged item is the cost of a non-financial asset, the amounts taken to other comprehensive income are transferred to the initial carrying value of the asset.

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

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	125

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2013, the Group had contracted to exchange within one year the equivalent of $1.6bn (2012 – $1.3bn).

Based on the Group’s net borrowings as at 31 December 2013, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would decrease by $2m (2012 – decrease by $8m) as the Group held a higher amount of foreign denominated cash than foreign denominated borrowings. In respect of borrowings held in a different currency to the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $4m (2012 – decrease by $4m).

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2013 would have been $34m lower (2012 – $23m). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2013 would have been $27m higher (2012 – $30m). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2013 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

The Group’s policy to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges. The net impact of transaction related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant. In addition, the movements in the fair value of other financial instruments used for hedging such as currency swaps for which hedge accounting is not applied, offset movements in the values of assets and liabilities and are recognised through the income statement.

16.2 Interest rate exposures

The Group is exposed to interest rate risk on cash, borrowings and certain currency swaps which are all at floating rates. When required the Group uses interest rate swaps to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate swaps are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve, with the fair value of the interest rate swaps recorded in the balance sheet. The cash flows resulting from interest rate swaps match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items. During 2013 and 2012 the Group was not exposed to significant interest rate risk. As a result, interest rate swaps were not utilised in accordance with the Board approved policy.

Based on the Group’s gross borrowings as at 31 December 2013, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $4m (2012 – $5m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2013 was $29m (2012 – $14m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2013 was $137m (2012 – $178m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

126	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

16 Financial instruments and risk management continued

16.4 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average Interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2013:
US Dollar	297	77	374	360	14	7.1	4

Euro	59	28	87	87	–	–	–

Other	35	40	75	75	–	–	–
Total interest bearing liabilities	391	145	536	522	14
At 31 December 2012:
US Dollar	432	62	494	478	16	7.1	4

Euro	7	76	83	83	–	–	–

Other	29	35	64	64	–	–	–
Total interest bearing liabilities	468	173	641	625	16

At 31 December 2013, $14m (2012 – $16m) of fixed rate liabilities relate to finance leases. In 2013, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars and Brazilian Real) totalling $21m (2012 – $8m, 2011 – $11m) on which no interest was payable (see Note 14). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR interest rate relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2013 was 1% (2012 – 1%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash at bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million
At 31 December 2013:
US Dollars	8	69	77	77

Other	129	77	206	206
Total interest bearing assets	137	146	283	283
At 31 December 2012:
US Dollars	59	113	172	172

Other	119	62	181	181
Total interest bearing assets	178	175	353	353

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2013 or 31 December 2012.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	127

16.5 Fair value of financial assets and liabilities

ACCOUNTING POLICY

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial assets and liabilities and non-financial assets acquired in a business combination (see Note 21).

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); Level 3: inputs for the asset or liability that are not based on observable data (unobservable inputs).

The Group recognises transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount						Fair value
At 31 December 2013	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value

Forward foreign exchange contracts	–	28	–	–	–	28	28	–	28

Investments	–	–	–	2	–	2	–	2	2
Currency swaps	1	–	–	–	–	1	1	–	1

	1	28	–	2	–	31	29	2	31

Financial liabilities measured at fair value

Acquisition consideration	(21)	–	–	–	–	(21)	–	(21)	(21)

Forward foreign exchange contracts	–	(20)	–	–	–	(20)	(20)	–	(20)

	(21)	(20)	–	–	–	(41)	(20)	(21)	(41)

Financial assets not measured at fair value

Trade and other receivables	–	–	1,085	–	–	1,085

Cash at bank	–	–	137	–	–	137

	–	–	1,222	–	–	1,222

Financial liabilities not measured at fair value

Bank overdrafts	–	–	–	–	(11)	(11)

Bank loans	–	–	–	–	(366)	(366)

Finance lease liabilities	–	–	–	–	(14)	(14)

Trade and other payables	–	–	–	–	(751)	(751)

	–	–	–	–	(1,142)	(1,142)

128	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

16 Financial instruments and risk management continued

	Carrying amount						Fair value
At 31 December 2012	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value

Forward foreign exchange contracts	–	12	–	–	–	12	12	–	12

Investments	–	–	–	2	–	2	–	2	2

Currency swaps	2	–	–	–	–	2	2	–	2
	2	12	–	2	–	16	14	2	16
Financial liabilities measured at fair value

Acquisition consideration	(8)	–	–	–	–	(8)	–	(8)	(8)

Forward foreign exchange contracts	–	(10)	–	–	–	(10)	(10)	–	(10)
	(8)	(10)	–	–	–	(18)	(10)	(8)	(18)
Financial assets not measured at fair value

Trade and other receivables	–	–	1,053	–	–	1,053

Cash at bank	–	–	178	–	–	178
	–	–	1,231	–	–	1,231
Financial liabilities not measured at fair value

Bank overdrafts	–	–	–	–	(11)	(11)

Bank loans	–	–	–	–	(441)	(441)

Finance lease liabilities	–	–	–	–	(16)	(16)

Trade and other payables	–	–	–	–	(646)	(646)
	–	–	–	–	(1,114)	(1,114)

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. The fair value of forward foreign exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

As at 31 December 2013 and 31 December 2012, the fair value of derivatives is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

There were no transfers between level 1, 2 and 3 during 2013 and 2012.

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year-end. At 31 December 2013 and 31 December 2012, the fair value of the Group’s long-term borrowing was not materially different from amortised cost.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	129

17 Provisions and contingencies

ACCOUNTING POLICY

In the normal course of business the Group is involved in various legal disputes. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties legal and associated expenses are charged to the income statement as incurred.

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

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. For the purpose of calculating any onerous lease provision, the Group has taken the discounted future lease payments, net of expected rental income. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

A provision for rationalisation is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

17.1 Provisions

	Rationalisation provisions $ million	Legal and other provisions $ million	Total $ million
At 1 January 2012	26	97	123
Charge to income statement	29	21	50
Provision arising on acquisition	–	13	13
Utilised	(30)	(34)	(64)
At 31 December 2012	25	97	122
Charge to income statement	15	22	37
Utilised	(22)	(12)	(34)
At 31 December 2013	18	107	125
Provisions – due within one year	18	42	60
Provisions – due after one year	–	65	65
At 31 December 2013	18	107	125
Provisions – due within one year	25	34	59
Provisions – due after one year	–	63	63
At 31 December 2012	25	97	122

The principal provisions within rationalisation provisions relate to the rationalisation of operational sites (mainly severance and legal costs) arising from the legacy earnings improvement programme and people costs associated with the structural and process changes announced in August 2011.

Included within the legal and other provisions are:

–	$16m (2012 – $17m) relating to the declination of insurance coverage for macrotextured knee revisions (see Note 17.2)

–	A provision of $15m (2012 – $13m) relating to the acquisition and integration of Healthpoint Biotherapeutics (see Note 21.4)

–	The remaining balance largely represents provisions for various patent disputes and other litigation.

All provisions are expected to be substantially utilised within three years of 31 December 2013 and none are treated as financial instruments.

130	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

17 Provisions and contingencies continued

17.2 Contingencies

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

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A number of related claims have been filed, most of which have been settled. The aggregate cost at 31 December 2013 related to this matter is approximately $215m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US district court for the Western District of Tennessee. Trial has not yet begun. An additional $22m was received during 2007 from a successful settlement with a third party.

A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims. Management believes that the $16m (2012 – $17m) provision remaining is adequate to cover remaining claims. Given the uncertainty inherent in such matters, there can be no assurance on this point.

17.3 Legal proceedings

Product liability claims

The Group faces other claims from time to time for alleged defects in its products and has on occasion recalled or withdrawn products from the market. Such claims are endemic to the orthopaedic device industry. The Group maintains product liability insurance subject to limits and deductibles that management believes are reasonable. All policies contain exclusions and limitations, however, and there can be no assurance that insurance will be available or adequate to cover all claims.

In recent years, there has been heightened concern about possible adverse effects of hip implant products with metal- on-metal bearing surfaces, and the Group has incurred and will continue to incur expenses to defend claims in this area. As of February 2014 approximately 650 such claims had been notified to the Group around the world, of which 310 had given rise to pending legal proceedings. Most of the pending legal proceedings are in the United States. Most claims relate to the Group’s Birmingham Hip Resurfacing (‘BHR’) product and the Birmingham Hip Modular Head (‘BHMH’) and R3 Metal Liner (‘R3ML’) components. In 2012, the Group restricted instructions for use of the BHMH and ceased offering the R3ML. In 2013, the Group’s US subsidiary agreed with lawyers representing metal-on-metal claimants to consolidate pre-trial proceedings (such as discovery) in their lawsuits in a state court in Memphis, Tennessee, and those lawsuits account for most of the US proceedings. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings and training are designed to serve patients’ interests.

Business practice investigations

Business practices in the healthcare industry are subject to regulation and review by various government authorities. From time to time authorities undertake investigations of the Group’s activities to verify compliance. In September 2007, the SEC notified the Group that it was conducting an informal investigation of companies in the medical devices industry, including the Group, regarding possible violations of the Foreign Corrupt Practices Act (‘FCPA’) in connection with the sale of products in certain countries outside of the US. The US Department of Justice (‘DOJ’) subsequently joined the SEC’s request.

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew paid slightly less than $23m in fines and profit disgorgement and committed to maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme. The monitor’s final report was filed in late 2013, and the independent monitorship has now been terminated. The settlement agreements impose detailed reporting, compliance and other requirements on Smith & Nephew for a three-year term. Failure to comply with these requirements, or any other violation of law, could have severe consequences for the Group.

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

The Group has won a jury verdict in the US district court for Oregon against Arthrex Inc. for infringement of the Group’s patents relating to suture anchors. The verdict was initially overturned by the district court but then (in January 2013) reinstated on appeal. Arthrex continues to appeal the amount of the damages award.

Other matters

In April 2009, the Group was served with a subpoena by the US Department of Justice in Massachusetts requiring the production of documents from 1995 to 2009 associated with the marketing and sale of the Group’s EXOGEN bone growth stimulator. Similar subpoenas have been served on a number of competitors in the bone growth stimulator market. Around the same time a qui tam or ‘whistle-blower’ complaint concerning the industry’s sales and marketing of those products, originally filed in 2005 against the primary manufacturers of bone growth stimulation products (including Smith & Nephew), was unsealed in federal court in Boston, Massachusetts. A motion to dismiss that complaint was denied in December 2010.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	131

The Group is subject to country of origin requirements under the US Buy American and Trade Agreements Acts with regard to sales to certain US government customers. The Group has voluntarily disclosed to the US Veterans Administration and the US Department of Defense that a small percentage of the products sold to the US government in the past, primarily from the orthopaedics business, may have originated from countries that are not eligible for such sales except with government consent. Government auditors subsequently conducted an on-site visit at the Group’s orthopaedics business. In December 2008, three months after Smith & Nephew’s initial voluntary disclosure, a whistle-blower suit was filed in the US district court for the Western District of Tennessee alleging these violations. Smith & Nephew’s motion to dismiss the suit was denied in November 2010.

18 Retirement benefit obligations

ACCOUNTING POLICY

The Group’s major pension plans are of the defined benefit type. A defined benefit pension plan defines an amount of pension benefit that an employee will receive on retirement, which is dependent on various factors such as age, years of service and final salary. The Group’s obligation is calculated separately for each plan by discounting the estimated future benefit that employees have earned in return for their service in the current and prior periods. The fair value of any plan assets is deducted to arrive at the net liability.

The calculation of the defined benefit obligation is performed annually by external actuaries using the projected unit credit method. Re-measurements arising from defined benefit plans comprise actuarial gains and losses and the return on the plan assets net of the costs of managing the plan assets. The Group recognises these immediately in other comprehensive income (‘OCI’) and all other expenses, such as service cost, net interest cost, administration costs and taxes, are recognised in the income statement.

A number of key assumptions are made when calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet asset and liabilities, operating profit and finance income/costs. The most critical assumptions are the discount rate, the rate of inflation and mortality assumptions to be applied to future pension plan liabilities. The discount rate is based on the yield at the reporting date on bonds that have a credit rating of AA, denominated in the currency in which the benefits are expected to be paid and have a maturity profile approximately the same as the Group’s obligations. In determining these assumptions management take into account the advice of professional external actuaries and benchmarks its assumptions against external data.

The Group determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability/(asset).

The Group also operates a number of defined contribution plans. A defined contribution plan is a pension plan under which the Group and employees pay fixed contributions to a third party financial provider. The Group has no further payment obligations once the contributions have been paid. Contributions are recognised as an employee benefit expense when they are due.

18.1 Retirement benefit net (assets)/obligations

The Group’s retirement benefit obligations comprise:

	2013 $ million	2012 $ million
Funded plans:

UK Plan	50	(6)

US Plan	65	147

Other Plans	28	38
	143	179
Unfunded Plans:

Other Plans	39	36

Retirement Healthcare	43	45
	225	260
Amount recognised on the balance sheet - liability	230	266
Amount recognised on the balance sheet - asset	(5)	(6)

The Group sponsors pension plans for its employees in 16 countries and these are established under the laws of the relevant country. Funded plans are funded by the payment of contributions and the assets are held by separate trust funds or insurance companies. In countries where there is no Company-sponsored pension plan, state benefits are considered by management to be adequate. Employees’ retirement benefits are the subject of regular management review. The Group’s defined benefit plans provide employees with an entitlement to retirement benefits varying between 1.3% and 66.7% of final salary on attainment of retirement rage. The level of entitlement is dependent on the year of service of the employee.

The Group’s two major defined benefit pension plans are in the UK and US. Both these plans were closed to new employees in 2003 and defined contribution plans are offered to new joiners.

The UK Plan operates under trust law and responsibility for its governance lies with a Board of Trustees. This Board is composed of representatives of the Group, plan participants and an independent trustee who act on behalf of members in accordance with the terms of the Trust Deed and Rules and relevant legislation. The UK Plan’s assets are held by the trust. Annual increases on benefits in payment are dependent on inflation. The main uncertainties affecting the level of benefits payable under the UK Plan are future inflation levels (including the impact of inflation on future salary increase) and the actual longevity of the membership.

132	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

18 Retirement benefit obligations continued

The US Plan is governed by a US Pension Committee which is composed of both plan participants and representatives of the Group. In the US, the Pension Protection Act (2006) established both a minimum required contribution and a maximum deductible contribution. Failure to contribute at least the minimum required amount will subject the Company to significant penalties and contributions in excess of the maximum deductible have negative tax consequences. The minimum funding requirement is intended to fully fund the present value of accrued benefits over seven years.

18.2 Reconciliation of benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

	2013			2012
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
Amounts recognised on the balance sheet at beginning of the period	(1,487)	1,227	(260)	(1,350)	1,063	(287)
Income statement expense:

Current service cost	(29)	–	(29)	(29)	–	(29)

Net interest (expense)/income, administration costs and taxes	(62)	51	(11)	(63)	52	(11)
Costs recognised in Income statement	(91)	51	(40)	(92)	52	(40)
Re-measurements:

Actuarial gain due to liability experience	1	–	1	18	–	18

Actuarial gain/(loss) due to financial assumptions change	16	–	16	(51)	–	(51)

Actuarial loss due to demographic assumptions	(42)	–	(42)	(13)	–	(13)

Return on plan assets greater than discount rate	–	37	37	–	41	41
Re-measurements recognised in OCI	(25)	37	12	(46)	41	(5)
Cash:

Employer contributions	–	67	67	–	73	73

Employee contributions	(4)	4	–	(4)	4	–

Benefits paid directly by the Group, taxes and administration costs paid from scheme assets	3	(3)	–	1	–	1

Benefits paid	45	(45)	–	44	(44)	–
Net cash	44	23	67	41	33	74

Exchange rates	(22)	18	(4)	(40)	38	(2)
Amount recognised on the balance sheet	(1,581)	1,356	(225)	(1,487)	1,227	(260)
Amount recognised on the balance sheet - liability	(1,548)	1,318	(230)	(749)	483	(266)
Amount recognised on the balance sheet - asset	(33)	38	5	(738)	744	6

Represented by:

	2013			2012
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
UK Plan	(855)	805	(50)	(738)	744	6

US Plan	(482)	417	(65)	(506)	359	(147)

Other Plans	(244)	134	(110)	(243)	124	(119)
Total	(1,581)	1,356	(225)	(1,487)	1,227	(260)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 20 years and 16 years for the UK and US plans respectively. For 2012, this was 19 years for the UK Plan and 17 years for the US Plan.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	133

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2013 $ million	2012 $ million	2011 $ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	8	11	6
Equity securities	220	249	248
Government bonds – fixed interest	61	92	88
– index linked	109	282	265
Diversified growth funds	159	110	49
	557	744	656
Other assets:
Insurance contract	248	–	–
Market value of assets	805	744	656
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	6	1	5
Equity securities	181	242	195
Government bonds – fixed interest	64	106	88
Corporate bonds	151	–	–
Hedge funds	15	10	10
Market value of assets	417	359	298
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	6	5	5
Equity securities	32	26	24
Government bonds – fixed interest	9	7	6
– index linked	11	34	33
Corporate bonds	13	2	2
Insurance contracts	24	–	–
Property	6	5	5
Other quoted securities	3	11	11
	104	90	86
Other assets:
Equities	–	2	2
Insurance contracts	29	31	20
Investment property	1	1	1
Market value of assets	134	124	109
Total market value of assets	1,356	1,227	1,063

No plans invest directly in property occupied by the Group or in financial securities issued by the Group.

The US and UK plan assets are invested in a diversified range of industries across a broad range of geographies. These assets include liability matching assets and annuity policies purchased by the trustees of each plan, which aim to match the benefits to be paid to certain members from the plan and therefore remove the investment, inflation and demographic risks in relation to those liabilities.

In January 2013, the UK Plan, in order to minimise longevity and interest risk, purchased an insurance contract with Rothesay Life covering a subset of the UK Plan pensioner liabilities. The terms of this policy means that it exactly matches the amount and timing of the pensioner obligations covered by the contract.

In accordance with IAS19, the fair value of the insurance contract is deemed to be the present value of the related obligations which is discounted at the AA corporate bond rate.

134	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $72m (2012 – $72m, 2011 – $71m). Of this cost recognised for the year, $40 million (2012 – $40m, 2011 – $42m) relates to the defined benefit plan and $32m (2012 – $32m, 2011 – $29m) relates to defined contributions.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in selling, general and administrative expenses. There were $nil outstanding payments as at 31 December 2013 due to be paid over to the plans (2012 – $nil, 2011 – $nil).

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US plans are:

	2013		2012		2011
	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million
Service cost	7	10	8	11	10	9
Net interest cost, administration and taxes	1	7	1	7	3	6
	8	17	9	18	13	15

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2013 % per annum	2012 % per annum	2011 % per annum
UK Plan:

Discount rate	4.4	4.5	4.9

Future salary increases	3.9	3.5	5.1

Future pension increases	3.4	3.0	3.1

Inflation (RPI)	3.4	3.0	3.1

Inflation (CPI)	2.4	2.2	2.1

US Plan:

Discount rate	4.9	4.0	4.6

Future salary increases	3.0	3.0	4.5

Inflation	2.5	2.5	2.5

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	135

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S1NA with projections in line with the CMI 2011 table and the US uses the RP2000 table with scale AA. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2013 years	2012 years	2011 years
Life expectancy at age 60
UK Plan:

Males	29.3	28.7	28.6

Females	31.1	30.2	30.2

US Plan:

Males	23.8	22.9	22.8

Females	25.5	25.0	25.0
Life expectancy at age 60 in 20 years’ time
UK Plan:

Males	32.2	31.2	31.0

Females	33.2	31.9	31.8

US Plan:

Males	23.8	24.6	24.5

Females	25.5	25.0	25.0

18.6 Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions used. The following table summarises the increase/decrease on the UK and US defined benefit obligation and pension costs as a result of reasonably possible changes in some of the assumptions while holding all other assumptions consistent. The sensitivity to the inflation assumption change includes corresponding changes to the future salary increases and future pension increase assumptions. The analysis does not take into account the full distribution of cash flows expected under the plan.

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:

Discount rate	-77	+88	-4	+4

Inflation	+87	-75	+5	-4

Mortality	+29	-29	+1	-1

US Plan:

Discount rate	-35	+35	-2	+2

Inflation	+5	-5	+1	-1

Mortality	+13	-13	+1	-1

136	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.7 Risk

The pension plans expose the Group to the following risks:

Interest rate risk

Volatility in financial markets can change the calculations of the obligation dramatically as the calculation of the obligation is linked to yields on AA-rated corporate bonds. A decrease in the bond yield will increase the measure of plan liabilities, although this will be partially offset by increases in the value of matching plan assets such as bonds and insurance contracts.

Inflation risk	The UK Plan is linked to inflation. A high rate of inflation will lead to a higher liability. This risk is managed by holding inflation-linked bonds and an inflation-linked insurance contract in respect of some of the obligation.

Investment risk

If the return on plan assets is below the discount rate, all else being equal, there will be an increase in the plan deficit.

In the UK, this risk is partially managed by holding bonds and a bulk annuity, together with a dynamic de-risking policy to switch growth assets into bonds over time.

In 2013, the US Pension committee implemented a dynamic de-risking policy to shift plan assets into longer term stable asset classes. The policy established ten pre-determined funded status levels and when each trigger point is reached, the plan assets are re-balanced accordingly.

Longevity risk

The present value of the plans defined benefit liability is calculated by reference to the best estimate of the mortality of the plan participants both during and after their employment. An increase in the life expectancy of plan participants above that assumed will increase the benefit obligation.

The UK Plan, in order to minimise longevity risk, entered into an insurance contract which covers a portion of pensioner obligations.

Salary risk	The calculation of the defined benefit obligation uses the future estimated salaries of plan participants. Increases in the salary of plan participants above that assumed will increase the benefit obligation.

18.8 Funding

A full valuation is performed by actuaries for the Trustees of each plan to determine the level of funding required. Employer contributions rates, based on these full valuations, are agreed between the trustees of each plan and the Group. The assumptions used in the funding actuarial valuations may differ from those assumptions above. Employees are required to contribute to the plans.

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2012. These valuations are performed every two years with the next scheduled for 30 September 2014. Contributions to the UK Plan in 2013 were $37m (2012 – $39m, 2011 – $37m). This included supplementary payments of $31m (2012 – $30m, 2011 – $29m).

The Group has agreed to pay the supplementary payments each year until 2017. The agreed supplementary contributions for 2014 are $31m.

US Plan

Full actuarial valuations are performed annually for the US Plan with the last undertaken as at 20 September 2013. Contributions to the US Plan were $20m (2012 – $27m, 2011 – $30m) which included supplementary payments of $17m. The agreed contributions for 2014 are $26m.

18.9 Post balance sheet event

On 7 February 2014, the Group announced its intention to close the US Pension Plan to future accrual with effect from 31 March 2014. The Group expects to recognise a gain in 2014 as a result of the closure, but due to the member consultation period currently underway, is unable to calculate the precise past service cost adjustment. However, it is estimated that the gain will not be material. The effect of the closure has not been recognised as at 31 December 2013.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	137

19 Equity

ACCOUNTING POLICY

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognised as a deduction from equity.

When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

19.1 Share capital

	Ordinary shares (20¢)		Deferred Shares (£1.00)		Total $ million
	Thousand	$ million	Thousand	$ million
Authorised
At 31 December 2011	1,223,591	245	50	–	245
At 31 December 2012	1,223,591	245	50	–	245
At 31 December 2013	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2011	952,837	191	50	–	191
Share options	1,991	–	–	–	–
At 31 December 2011	954,828	191	50	–	191
Share options	8,752	2	–	–	2
At 31 December 2012	963,580	193	50	–	193
Share options	5,587	1	–	–	1
Shares cancelled	(51,000)	(10)	–	–	(10)
At 31 December 2013	918,167	184	50	–	184

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

The Group considers the capital that it manages to be as follows:

	2013 $ million	2012 $ million	2011 $ million
Share capital	184	193	191
Share premium	535	488	413
Capital redemption reserve	10	–	–
Treasury shares	(322)	(735)	(766)
Retained earnings and other reserves	3,640	3,938	3,349
	4,047	3,884	3,187

138	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

19 Equity continued

19.2 Treasury shares

Treasury shares represents the holding of the Company’s own shares in respect of the Smith & Nephew Employee’s Share Trust and shares bought back as part of the share buy-back programme. On 2 May 2013, as part of the new Capital Allocation Framework, the Group announced the start of a new share buy-back programme to return $300m of surplus capital to its Shareholders. The programme has now been suspended as a result of our agreement to acquire ArthroCare Corp. announced on 3 February 2014. As at 31 December 2013, a total of 18.2m ordinary shares (2.0%) had been purchased at a cost of $226m and 51.0m ordinary shares (5.7%) had been cancelled. The maximum number of ordinary shares held in treasury during 2013 was 65.2m (7.3%) with a nominal value of $13.0m.

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

	Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2012	750	16	766
Shares transferred from treasury	(10)	10	–
Shares transferred to Group beneficiaries	(10)	(21)	(31)
At 31 December 2012	730	5	735
Shares purchased	226	5	231
Shares transferred from treasury	(8)	8	–
Shares transferred to Group beneficiaries	(7)	(14)	(21)
Shares cancelled	(623)	–	(623)
At 31 December 2013	318	4	322

	No of shares million	No of shares million	No of shares million
At 1 January 2012	61.2	1.4	62.6
Shares transferred from treasury	(0.9)	0.9	–
Shares transferred to Group beneficiaries	(0.8)	(1.8)	(2.6)
At 31 December 2012	59.5	0.5	60.0
Shares purchased	18.2	0.4	18.6
Shares transferred from treasury	(0.6)	0.6	–
Shares transferred to Group beneficiaries	(0.6)	(1.2)	(1.8)
Shares cancelled	(51.0)	–	(51.0)
At 31 December 2013	25.5	0.3	25.8
19.3 Dividends
	2013 $ million	2012 $ million	2011 $ million
The following dividends were declared and paid in the year:
Ordinary final of 16.20¢ for 2012 (2011 – 10.80¢, 2010 – 9.82¢) paid 8 May 2013	146	97	88
Ordinary interim of 10.40¢ for 2013 (2012 – 9.90¢, 2011 – 6.60¢) paid 29 October 2013	93	89	58
	239	186	146

A final dividend for 2013 of 17.0 US cents per ordinary share was proposed by the Board on 5 February 2014 and will be paid, subject to shareholder approval, on 7 May 2014 to shareholders on the Register of Members on 22 April 2014. The estimated amount of this dividend on 24 February 2014 is $152m.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	139

20 Cash flow statement

ACCOUNTING POLICY

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt

	Borrowings
	Cash $ million	Overdrafts $ million	Due within one year $ million	Due after one year $ million	Net currency swaps $ million	Total $ million
At 1 January 2011	207	(12)	(45)	(642)	–	(492)
Net cash flow	(21)	(12)	252	140	1	360
Other non-cash changes	–	–	(517)	517	–	–
Exchange adjustment	(2)	1	27	(31)	(1)	(6)
At 31 December 2011	184	(23)	(283)	(16)	–	(138)
Net cash flow	(10)	12	256	(414)	1	(155)
Exchange adjustment	4	–	–	–	1	5
At 31 December 2012	178	(11)	(27)	(430)	2	(288)
Net cash flow	(38)	–	(6)	84	1	41
Exchange adjustment	(3)	–	–	(1)	(2)	(6)
At 31 December 2013	137	(11)	(33)	(347)	1	(253)

Reconciliation of net cash flow to movement in net debt

	2013 $ million	2012 $ million	2011 $ million
Net cash flow from cash net of overdrafts	(38)	2	(33)
Settlement of currency swaps	1	1	1
Net cash flow from borrowings	78	(158)	392
Change in net debt from net cash flow	41	(155)	360
Exchange adjustment	(6)	5	(6)
Change in net debt in the year	35	(150)	354
Opening net debt	(288)	(138)	(492)
Closing net debt	(253)	(288)	(138)

Cash and cash equivalents For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December 2013 comprise cash at bank net of bank overdrafts.
	2013 $ million	2012 $ million	2011 $ million
Cash at bank	137	178	184
Bank overdrafts	(11)	(11)	(23)
Cash and cash equivalents	126	167	161

140	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

21 Acquisitions and disposals

ACCOUNTING POLICY

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

21.1 Acquisitions

Year ended 31 December 2013

On 30 September 2013, the Group acquired certain assets and liabilities in respect of a Turkish business, which distributes products related to orthopaedic reconstruction, trauma, sports medicine and arthroscopic technologies.

The acquisition is deemed to be a business combination within the scope of IFRS 3.

The estimated fair value of the consideration is $63m and includes $12m of contingent consideration in respect of agreed milestones and $36m through the settlement of working capital commitments. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The provisional estimate of goodwill arising on the acquisition is $12m. It is attributable to the additional economic benefits expected from the transaction, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill recognised is expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

$ million
Identifiable assets acquired and liabilities assumed
Property, plant and equipment	4
Inventories	8
Trade receivables and prepayments	24
Identifiable intangible assets	17
Payables and accruals	(2)
Net assets	51
Goodwill	12
Cost of acquisition	63

The Group incurred acquisition-related costs of $4m, primarily related to external legal fees and due diligence costs. These costs have been recognised in administrative expenses in the Group’s income statement.

In 2013, the contribution to revenue and attributable profit from the acquisition was immaterial. If the acquisition had occurred at the beginning of the year the contribution to revenue and attributable profit would have also been immaterial.

Other acquisitions

During the year ended 31 December 2013, the Group acquired a Brazilian distributor of its advanced wound management products and a business based in India primarily engaged in the manufacture and distribution of trauma products. These acquisitions are deemed to be business combinations within the scope of IFRS 3.

The aggregated total estimated fair value of the consideration is $63m and includes $2m of contingent consideration and $2m through the settlement of working capital commitments. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

As at the acquisition date, the aggregated value of the net assets acquired was $38 million, which included property, plant and equipment of $1 million, inventory of $4 million, trade receivables and prepayments of $3 million, identifiable intangible assets of $47 million, payables and accruals of $3 million and deferred tax liabilities of $14 million.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	141

The provisional aggregated estimate of goodwill arising on the acquisitions is $25m. This is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

In 2013, the contribution to revenue and attributable profit from these acquisitions is immaterial. If these acquisitions had occurred at the beginning of the year their contribution to revenue and attributable profit would have also been immaterial.

21.2 Post balance sheet event

Subsequent to the balance sheet date, on 3 February 2014 the Group announced the execution of a definitive agreement to acquire 100% of the shares of ArthroCare Corp. for approximately $1.7 billion. The acquisition is subject to customary conditions, including a vote of ArthroCare’s shareholders and governmental clearances. The acquisition is expected to close in mid-2014. The acquisition will be financed through existing debt facilities and cash balances, including the existing $1 billion revolving credit facility and a new two-year $1.4 billion term loan facility, established in February 2014. Information regarding the assets and liabilities acquired will not be available until after completion.

21.3 Commitment

On 26 March 2013, the Group entered into an agreement to acquire the assets related to the distribution business for its sport medicine, orthopaedic reconstruction, and trauma products in Brazil. This acquisition is expected to close in the first half of 2014 subject to the satisfaction of conditions required for closing. The final consideration for this acquisition is subject to change based on the terms and conditions of the agreement and is not expected to be material. As at 31 December 2013 and the date of approval of these financial statements, the Group does not hold any legal ownership in, or control this business.

21.4 Year ended 31 December 2012

On 21 December 2012 the Group acquired substantially all the assets of Healthpoint Biotherapeutics (‘Healthpoint’), a leader in bioactive debridement, dermal repair and regeneration wound care treatments.

The acquisition is deemed to be a business combination within the scope of IFRS 3. Consideration was in the form of a single payment of $782m. The accounting for the acquisition was completed during 2013. The fair values shown below include measurement period adjustments recognised during the period.

The goodwill arising on the acquisition is $89m. It is attributable to the additional economic benefits expected from the transaction, including revenue synergies and the assembled workforce, which has been transferred as part of the acquisition. The goodwill recognised is deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

	Provisional values $ million	Adjustment $ million	Revised values $ million
Identifiable assets acquired and liabilities assumed
Property, plant and equipment	27	–	27
Inventories	46	–	46
Trade receivables	31	–	31
Identifiable intangible assets	662	(11)	651
Deferred tax assets	5	(5)	–
Payables and accruals	(49)	–	(49)
Provisions	(13)	–	(13)
Net assets	709	(16)	693
Goodwill	73	16	89
Cost of acquisition	782	–	782

In 2012, the Group incurred acquisition-related costs of $11m related to professional and adviser fees. These costs have been recognised in administrative expenses in the income statement. No acquisition-related costs were incurred in 2011.

In 2012, since the date of acquisition, the contribution to attributable profit from Healthpoint products was immaterial. The unaudited revenues from Healthpoint products during 2012 were $190m.

142	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

21 Acquisitions continued

21.5 Disposal of business

Year ended 31 December 2012

In January 2012, the Group announced its intention to sell the Clinical Therapies business to Bioventus. This was completed during May 2012 for a total consideration of $367m and resulted in a profit on disposal before taxation of $251m. The revenue of the Clinical Therapies business in the four-month period to disposal was $69m and profit before taxation was $12m. The details of the transaction are set out below.

$ million
Loan note receivable	160
Investment in associate	104
Cash	103
Total consideration	367
Net assets of business disposed and disposal transaction costs	(116)
Profit before taxation	251

22 Operating leases

ACCOUNTING POLICY

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Payments under operating leases are expensed in the income statement on a straight line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2013 $ million	2012 $ million
Land and buildings:
Within one year	30	30
After one and within two years	22	24
After two and within three years	16	17
After three and within four years	13	14
After four and within five years	7	8
After five years	5	4
	93	97
Other assets:
Within one year	15	15
After one and within two years	9	10
After two and within three years	4	4
After three and within four years	2	1
	30	30

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	143

23 Other Notes to the accounts

23.1 Share-based payments

ACCOUNTING POLICY

The Group operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate option pricing models. The grant date fair value is recognised over the vesting period as an expense, with a corresponding increase in retained earnings.

Employee plans

The Smith & Nephew Sharesave Plan (2002) (adopted by Shareholders on 3 April 2002) (the Save As You Earn (‘SAYE’) plan), the Smith & Nephew International Sharesave Plan (2002), Smith & Nephew France Sharesave Plan (2002), Smith & Nephew Sharesave Plan (2012) (the Save As You Earn (‘SAYE 2012’) plan) (adopted by Shareholders on 12 April 2012), Smith & Nephew International Sharesave Plan (2012) (adopted by Shareholders on 12 April 2012) and Smith & Nephew France Sharesave Plan (2012) (adopted by Shareholders on 12 April 2012) are together termed the “Employee Plans”.

The SAYE and SAYE 2012 plans are available to all employees in the UK employed by participating Group companies, subject to three months’ service. The schemes enable employees to save up to £250 per month and give them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the ordinary shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) and Smith & Nephew International Sharesave Plan (2012) are available to employees in Australia, Austria, Belgium, Canada, Denmark, Finland, Germany, Hong Kong, India, Ireland, Italy, Japan, South Korea, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in China and France participated in these plans for the first time in 2013. Puerto Rico participants were eligible to receive options under the International Plans up to 2011 and were eligible to receive phantom options in 2013. The Smith & Nephew France Sharesave Plans were available to all employees in France up to 2012. The International and French plans operate on a substantially similar basis to the SAYE plans.

Employees in the US are able to participate in the Employee Stock Purchase Plan, which gives them the opportunity to acquire shares, in the form of ADSs, at a discount of 15% (or more if the shares appreciate in value during the plan’s quarterly purchase period) to the market price, through a regular savings plan.

Executive plans

The Smith & Nephew 2001 UK Approved Share Option Plan, the Smith & Nephew 2001 UK Unapproved Share Option Plan, the Smith & Nephew 2001 US Share Plan (adopted by Shareholders on 4 April 2001), the Smith & Nephew 2004 Executive Share Option Plan (adopted by Shareholders on 6 May 2004) and the Smith & Nephew Global Share Plan 2010 (adopted by shareholders on 6 May 2010) are together termed the ‘Executive Plans’.

Under the terms of the Executive Plans, the Remuneration Committee, consisting of Non-Executive Directors, may at their discretion approve the grant of options to employees of the Group to acquire ordinary shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the ‘US Plan’) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or ordinary shares. For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an ordinary share for the three business days preceding the date of grant or the average quoted price of an ADS or ordinary share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010 the market value is the closing price of an ordinary share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 2001 is subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan is open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan was open to Senior Executives only.

The maximum term of options granted, under all plans, is 10 years from the date of grant. All share option plans are settled in shares.

From 2012 onwards Senior Executives were granted share awards instead of share options and from 2013 executives were granted conditional share awards instead of share options. The awards vest 33.3% after one year, 66.7% after two years and the remaining balance after the third year subject to continued employment. There are no performance conditions for executives. Vesting for senior executives is subject to personal performance levels. The market value used to calculate the number of awards is the closing price of an ordinary share on the last trading day prior to the grant date.

144	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

23 Other Notes to the accounts continued

23.1 Share based payments continued

At 31 December 2013 13,601,000 (2012 – 19,690,000, 2011 – 27,316,000) options were outstanding under share option plans as follows:

	Number of shares Thousand	Range of option exercise prices Pence	Weighted average exercise price Pence
Employee Plans:
Outstanding at 1 January 2011	3,358	348.0-640.0	430.1
Granted	1,090	452.0-585.0	454.8
Forfeited	(122)	348.0-609.0	427.6
Exercised	(602)	348.0-576.5	454.7
Expired	(144)	380.0-609.0	450.7
Outstanding at 31 December 2011	3,580	348.0-640.0	432.8
Granted	947	535.0-535.0	535.0
Forfeited	(402)	348.0-609.0	434.5
Exercised	(925)	348.0-609.0	396.0
Expired	(38)	348.0-640.0	496.2
Outstanding at 31 December 2012	3,162	380.0-609.0	473.1
Granted	1,178	625.0	625.0
Forfeited	(174)	380.0-625.0	488.2
Exercised	(751)	380.0-609.0	453.8
Expired	(128)	380.0-625.0	490.0
Outstanding at 31 December 2013	3,287	380.0-625.0	530.5
Options exercisable at 31 December 2013	71	461.0-556.0	467.8
Options exercisable at 31 December 2012	152	380.0-609.0	400.8
Options exercisable at 31 December 2011	122	348.0-640.0	470.8
Executive Plans:
Outstanding at 1 January 2011	22,395	409.5-680.5	544.9
Granted	5,706	580.0-703.0	599.4
Forfeited	(763)	479.0-637.8	565.5
Exercised	(2,369)	445.0-680.5	536.6
Expired	(1,233)	445.0-637.8	549.7
Outstanding at 31 December 2011	23,736	409.5-703.0	561.2
Granted	3,046	642.0-650.0	650.0
Forfeited	(954)	479.0-703.0	569.0
Exercised	(8,740)	434.0-651.0	547.7
Expired	(560)	435.5-637.8	588.7
Outstanding at 31 December 2012	16,528	409.5-680.5	583.3
Forfeited	(118)	514.0-650.0	618.8
Exercised	(5,540)	435.5-671.0	568.0
Expired	(556)	435.5-650.0	582.3
Outstanding at 31 December 2013	10,314	409.5-680.5	591.1
Options exercisable at 31 December 2013	6,631	409.5-680.5	571.1
Options exercisable at 31 December 2012	8,512	409.5-680.5	562.7
Options exercisable at 31 December 2011	7,979	409.5-680.5	595.6

The weighted average remaining contractual life of options outstanding at 31 December 2013 was 6.2 years (2012 – 6.6 years, 2011 – 6.6 years) for Executive Plans and 2.5 years (2012 – 2.6 years, 2011 – 2.6 years) for Employee Plans.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	145

	2013 pence	2012 pence	2011 pence
Weighted average share price	764.7	640.5	639.9

Options granted during the year were as follows:

	Options granted Thousand	Weighted average fair value per option at grant date Pence	Weighted average share price at grant date Pence	Weighted average exercise price Pence	Weighted average option life Years
Employee Plans	1,178	203.9	792.5	625.0	3.8

The weighted average fair value of options granted under Employee Plans during 2012 was 184.0p (2011 – 189.2p) and those under Executive Plans during 2012 was 148.7p (2011 – 176.1p).

Options granted under Employee Plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee plans			Executive plans
	2013	2012	2011	2013	2012	2011
Dividend yield %	2.0	1.5	1.5	–	1.5	1.5
Expected volatility % (i)	25.0	25.0	30.0	–	25.0	30.0
Risk free interest rate % (ii)	1.3	1.3	2.0	–	1.2	2.0
Expected life in years	3.8	3.8	3.9	–	10.0	10.0

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.
(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

Summarised information about options outstanding under the share option plans at 31 December 2013 is as follows:

	Number outstanding Thousand	Weighted average remaining contract life Years
Employee Plans:
380.0p to 764.7p (i)	3,287	2.5
Executive Plans:
409.5p to 764.7p (i)	10,314	6.2

(i)	The split has been determined based on the weighted average share price of 764.7p.

146	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

23 Other Notes to the accounts continued

23.1 Share based payments continued

Share-based payments – long-term incentive plans

In 2004, a share-based incentive plan was introduced for Executive Directors, Executive Officers and the next level of Senior Executives. The plan included a Performance Share Plan (‘PSP’) and a Bonus Co-Investment Plan (‘CIP’).

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

From 2009, the CIP was replaced by the Deferred Bonus Plan. This plan was designed to encourage Executives to build up and maintain a significant shareholding in the Company. Under the plan, up to one-third of any bonus earned at target level or above by an eligible employee was compulsorily deferred into shares which vested, subject to continued employment, in equal annual tranches over three years (ie one-third each year). No further performance conditions applied to the deferred shares.

From 2010, Performance Share awards were granted under the Global Share Plan 2010 for all Executives other than Executive Directors. Awards granted under both plans are combined to provide the figures below.

From 2012, Deferred Bonus Plan and GSP 2010 options for Executive Directors, Executive Officers and the next level of Senior Executives were replaced by Equity Incentive Awards (‘EIA’). EIA are designed to encourage Executives to build up and maintain a significant shareholding in the Company. EIA will vest, in equal annual tranches over three years (ie one-third each year), subject to continued employment and personal performance. No further performance conditions apply to the EIA.

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. A correlation of 40% (2012 – 35%, 2011 – 40%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of Free Cash Flow growth and the Group’s TSR performance over the three-year performance period.

The other assumptions used are consistent with the Executive scheme assumptions disclosed in Note 23.1.

At 31 December 2013 the maximum number of shares that could be awarded under the Group’s long-term incentive plans was:

	Number of shares in Thousands
	Other Awards	EIA	PSP	CIP	Deferred Bonus Plan	Total
Outstanding at January 2011	–	–	6,012	197	522	6,731
Awarded	838	–	2,282	–	351	3,471
Vested	(44)	–	(366)	–	(375)	(785)
Forfeited	–	–	(1,660)	(197)	(6)	(1,863)
Outstanding at 31 December 2011	794	–	6,268	–	492	7,554
Awarded	187	1,060	2,190	–	–	3,437
Vested	(263)	(49)	(1,785)	–	(287)	(2,384)
Forfeited	–	(82)	(1,431)	–	(41)	(1,554)
Outstanding at 31 December 2012	718	929	5,242	–	164	7,053
Awarded	1,179	785	1,963	–	–	3,927
Vested	(437)	(379)	(411)	–	(115)	(1,342)
Forfeited	(11)	(51)	(1,597)	–	(5)	(1,664)
Outstanding at 31 December 2013	1,449	1,284	5,197	–	44	7,974

Other awards mainly comprises conditional share awards granted under the Global Share Plan 2010.

The weighted average remaining contractual life of awards outstanding at 31 December 2013 was 1.4 years (2012 – 0.8 years, 2011 – 1.2 years) for the PSP, 0.2 years (2012 – 0.9 years, 2011 – 1.7 years) for the Deferred Bonus Plan, 1.8 years (2012 – 2.2 years) for the EIA and 2.1 years (2012 – 0.9 years, 2011 – 1.5 years) for the other awards. There were no awards outstanding under the CIP in 2013, 2012 or 2011.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	147

Share-based payments – charge to income statement

The expense charged to the income statement for share-based payments is as follows:

	2013 $ million	2012 $ million	2011 $ million
Granted in current year	10	9	9
Granted in prior years	18	25	21
Total share-based payments expense for the year	28	34	30

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

23.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2013 $ million	2012 $ million	2011 $ million
Sales to the associates	5	14	8
Purchases from the associates	2	8	4

All sale and purchase transactions occur on an arm’s length basis.

Key management personnel

The remuneration of executive officers (including Non-executive Directors) during the year is summarised below:

	2013 $ million	2012 $ million	2011 $ million
Short-term employee benefits	15	16	19
Share-based payments expense	11	10	9
Pension and post-employment benefit entitlements	1	1	1
Termination benefits	–	–	1
	27	27	30

148	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Group accounts continued

23 Other Notes to the accounts continued

23.3 Principal subsidiary undertakings

The information provided below is given for principal trading and manufacturing subsidiary undertakings, all of which are 100% owned, in accordance with Section 410 of the Companies Act 2006. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
UK:
Smith & Nephew Healthcare Limited	Medical Devices	England & Wales
Smith & Nephew Medical Limited	Medical Devices	England & Wales
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew Oy	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew Orthopaedics GmbH	Medical Devices	Germany
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Orthopaedics Hellas SA	Medical Devices	Greece
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew Nederland CV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SAU	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew Manufacturing AG	Medical Devices	Switzerland
Smith & Nephew Orthopaedics AG	Medical Devices	Switzerland

US:
Smith & Nephew Inc.	Medical Devices	United States

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	149

Company Name	Activity	Country of operation and incorporation
Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew do Brasil Participacoes S.A.	Medical Devices	Brazil
Smith & Nephew Inc.	Medical Devices	Canada
Smith & Nephew (Alberta) Inc.	Medical Devices	Canada
Tenet Medical Engineering Inc.	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Limited	Medical Devices	China
Smith & Nephew Medical (Suzhou) Limited	Medical Devices	China
Smith & Nephew Orthopaedics (Beijing) Limited	Medical Devices	China
Smith & Nephew Limited	Medical Devices	Hong Kong
Adler Mediequip Private Limited	Medical Devices	India
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew KK	Medical Devices	Japan
Smith & Nephew Limited	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Inc.	Medical Devices	Puerto Rico
LLC Smith & Nephew	Medical Devices	Russia
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Medical Devices	Turkey
Smith & Nephew FZE	Medical Devices	United Arab Emirates

150	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Independent auditor’s report for the Company

Independent Auditor’s Report to the members of Smith & Nephew plc

We have audited the Parent Company financial statements of Smith & Nephew plc for the year ended 31 December 2013 which comprise the Parent Company balance sheet and the related Notes 1 to 9. The financial reporting framework that has been applied in their preparation is applicable law and UK accounting standards (United Kingdom Generally Accepted Accounting Practice).

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

Respective responsibilities of Directors and auditor

As explained more fully in the Directors’ responsibility statement set out on pages 88 and 89, the Directors are responsible for the preparation of the Parent Company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

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

Opinion on accounts

In our opinion the Parent Company financial statements:

–	give a true and fair view of the state of the Company’s affairs as at 31 December 2013;

–	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

–	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

–	the part of the Directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

–	the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

–	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

–	the Parent Company financial statements and the part of the Directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or

–	certain disclosures of Directors’ remuneration specified by law are not made; or

–	we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Group financial statements of Smith & Nephew plc for the year ended 31 December 2013.

Les Clifford (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

26 February 2014

The Parent Company financial statements of Smith & Nephew plc on pages 151 to 154 do not form part of the Smith & Nephew’s Annual Report on Form 20-F as filed with the SEC.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	151

Company balance sheet

	Notes	At 31 December 2013 $ million	At 31 December 2012 $ million
Fixed assets:
Investments	3	3,597	3,597
Current assets:
Debtors	4	2,140	2,679
Cash and bank	6	6	20
		2,146	2,699
Creditors: amounts falling due within one year:
Borrowings	6	(2)	(1)
Other creditors	5	(1,590)	(1,871)
		(1,592)	(1,872)
Net current assets		554	827
Total assets less current liabilities		4,151	4,424
Creditors: amounts falling due after one year:
Borrowings	6	(335)	(415)
Total assets less total liabilities		3,816	4,009

Equity shareholders’ funds:
Called up equity share capital	7	184	193
Share premium account	7	535	488
Capital redemption reserve	7	10	–
Capital reserve	7	2,266	2,266
Treasury shares	7	(322)	(735)
Exchange reserve	7	(52)	(52)
Profit and loss account	7	1,195	1,849
Shareholders’ funds		3,816	4,009

The accounts were approved by the Board and authorised for issue on 26 February 2014 and signed on its behalf by:

Sir John Buchanan	Olivier Bohuon	Julie Brown
Chairman	Chief Executive Officer	Chief Financial Officer

The Parent Company financial statements of Smith & Nephew plc on pages 151 to 154 do not form part of the Smith & Nephew’s Annual Report on Form 20-F as filed with the SEC.

152	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Company accounts

1 Basis of preparation

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales.

The separate accounts of the Company are presented as required by the Companies Act 2006. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7 Financial Instruments: Disclosures, the Company is exempt from FRS 29 Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 94 to 149.

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

2 Results for the year

As permitted by Section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $198m (2012 – $167m).

3 Investments

ACCOUNTING POLICY
Investments in subsidiaries are stated at cost less provision for impairment.

	2013 $ million	2012 $ million
At 1 January	3,597	3,598
Impairment	–	(1)
At 31 December	3,597	3,597

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

Refer to Note 23.3 of the Notes to the Group accounts for the principal trading and manufacturing subsidiary undertakings of the Group.

The Parent Company financial statements of Smith & Nephew plc on pages 151 to 154 do not form part of the Smith & Nephew’s Annual Report on Form 20-F as filed with the SEC.

SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS	153

4 Debtors

	2013 $ million	2012 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,091	2,628
Prepayments and accrued income	3	7
Current asset derivatives – forward foreign exchange contracts	45	20
Current asset derivatives – currency swaps	1	2
Current taxation	–	22
	2,140	2,679

5 Other creditors

	2013 $ million	2012 $ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,533	1,832
Other creditors	10	19
Current taxation	2	–
Current liability derivatives – forward foreign exchange contracts	45	20
	1,590	1,871

6 Cash and borrowings

ACCOUNTING POLICY

Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2013 $ million	2012 $ million
Bank loans and overdrafts due within one year or on demand	2	1
Bank loans due after one year	335	415
Borrowings	337	416
Cash and bank	(6)	(20)
Debit balance on derivatives – currency swaps	(1)	(2)
Net debt	330	394

All currency swaps are stated at fair value. Gross US Dollar equivalents of $146m (2012 – $175m) receivable and $145m (2012 – $173m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2013 and 2012 to hedge intragroup loans.

The Parent Company financial statements of Smith & Nephew plc on pages 151 to 154 do not form part of the Smith & Nephew’s Annual Report on Form 20-F as filed with the SEC.

154	SMITH & NEPHEW ANNUAL REPORT 2013 FINANCIAL STATEMENTS

Notes to the Company accounts continued

7 Equity and reserves

								2013	2012
	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Capital reserves $ million	Treasury shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total shareholders’ funds $ million	Total shareholders’ funds $ million
At 1 January	193	488	–	2,266	(735)	(52)	1,849	4,009	3,911
Attributable profit for the year	–	–	–	–	–	–	198	198	167
Equity dividends paid in the year	–	–	–	–	–	–	(239)	(239)	(186)
Share-based payments recognised	–	–	–	–	–	–	28	28	34
Cost of shares transferred to beneficiaries	–	–	–	–	21	–	(18)	3	6
New shares issued on exercise of share options	1	47	–	–	–	–	–	48	77
Cancellation of treasury shares	(10)	–	10	–	623	–	(623)	–	–
Treasury shares purchased	–	–	–	–	(231)	–	–	(231)	–
At 31 December	184	535	10	2,266	(322)	(52)	1,195	3,816	4,009

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $821m (2012 – $1,062m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $198m (2012 – $167m).

Fees paid to Ernst & Young LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

8 Share-based payments

The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

The disclosure relating to the Company is detailed in Note 23.1 of the Notes to the Group accounts.

9 Contingencies

	2013 $ million	2012 $ million
Guarantees in respect of subsidiary undertakings	25	37

The Company has given guarantees to banks to support liabilities under foreign exchange and other contracts and cross guarantees to support overdrafts. Such guarantees are not considered to be liabilities as all subsidiary undertakings are trading as going concerns.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Limited. The Company has provided guarantees to the trustees of the pension plans to support future amounts due from participating employers (see Note 18 of the Notes to the Group accounts).

The Parent Company financial statements of Smith & Nephew plc on pages 151 to 154 do not form part of the Smith & Nephew’s Annual Report on Form 20-F as filed with the SEC.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP INFORMATION	155

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

Property, plant and equipment

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area (square feet 000’s)
Group head office in London, UK	20
Group research facility in York, UK	84
Advanced Surgical Devices headquarters in Andover, Massachusetts, US	144
Advanced Wound Management headquarters and manufacturing facility in Hull, UK	473
Advanced Surgical Devices manufacturing facilities in Memphis, Tennessee, US	971
Advanced Surgical Devices distribution facility in Memphis, Tennessee, US	210
Advanced Surgical Devices manufacturing facility in Aarau, Switzerland	121
Advanced Surgical Devices manufacturing facility in Beijing, China	192
Advanced Surgical Devices manufacturing and warehouse facility in Warwick, UK	90
Advanced Surgical Devices manufacturing and warehouse facility in Tuttlingen, Germany	64
Advanced Surgical Devices distribution facility and European headquarters in Baar, Switzerland	67
Advanced Surgical Devices manufacturing facility in Mansfield, Massachusetts, US	98
Advanced Surgical Devices manufacturing facility in Oklahoma City, Oklahoma, US	155
Advanced Surgical Devices manufacturing facility in Calgary, Canada	17
Advanced Surgical Devices manufacturing facility in Sangameshwar, India	39
Advanced Wound Management manufacturing facility in Gilberdyke, UK	51
Advanced Wound Management manufacturing facility in Suzhou, China	288
Advanced Wound Management manufacturing facility in Fort Saskatchewan, Canada	76
Advanced Wound Management US headquarters in St. Petersburg, Florida, US	44
Advanced Wound Bioactives headquarters and laboratory space in Texas, US	105
Advanced Wound Bioactives manufacturing facility in Curaçao, Dutch Caribbean	16

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

Related party transactions

Except for transactions with associates (see Note 23.2 of Notes to the Group accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

156	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP INFORMATION

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

Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development (‘R&D’) into their businesses.

There is a possibility of further consolidation of competitors, which could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected revenue growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options.

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

Continual development and introduction of new products

The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, each of the Group’s business segments must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. The Group may fail to innovate due to low R&D investment, a R&D skills gap or poor product development. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group’s business segments operate. If the Group’s new products do not remain competitive with those of competitors, the Group’s revenue could decline.

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

Pricing of the Group’s products is largely governed in most Established Markets by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to government policies favouring locally sourced products. The Group is also exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on revenue and operating profit. In particular, changes to the healthcare legislation in the US have imposed significant taxes on medical device manufacturers from 2013. There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of the Group’s markets.

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

During 2013, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of European government debt, particularly those in certain parts of southern Europe. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

SMITH & NEPHEW ANNUAL REPORT 2013 GROUP INFORMATION	157

Political uncertainties

The Group operates on a worldwide basis and has distribution channels, purchasing agents and buying entities in over 90 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding import quotas, taxation or other matters could adversely affect the Group’s revenue and operating profit. War, terrorist activities or other conflict could also adversely impact the Group.

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

The Group manages the impact of exchange rate movements on revenue and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year.

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 99.

Manufacturing and supply

The Group’s manufacturing production is concentrated at 14 main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tuttlingen in Germany, Fort Saskatchewan and Calgary in Canada, Sangameshwar in India, Suzhou and Beijing in China and Curaçao. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business segments is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier. These suppliers must provide the materials and perform the activities to the Group’s standard of quality requirements. If any of these suppliers is unable to meet the Group’s needs, compromises on standards of quality or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms at the desired quality.

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

The Group will, from time to time, outsource the manufacture of components and finished products to third parties and will periodically relocate the manufacture of product and/or processes between existing facilities. While these are planned activities, with these transfers there is a risk of disruption to supply.

Attracting and retaining key personnel

The Group’s continued development depends on its ability to hire and retain highly-skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. If Smith & Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its revenue and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

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

158	SMITH & NEPHEW ANNUAL REPORT 2013 GROUP INFORMATION

Group information continued

Regulatory standards and compliance in the healthcare industry

Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See Note 17 to the Group accounts. Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers could be restricted.

International regulation

The Group operates across the world and is subject to legislation, including anti-bribery and corruption and data protection, in each country in which we operate. Our international operations are governed by the UK Bribery Act and the US Foreign Corrupt Practices Act (FCPA) which prohibit us or our agents from making, or offering, improper payments to foreign governments and their officials for the purpose of obtaining or maintaining business or product approvals. Enforcement of such legislation has increased in recent years with significant fines and penalties being imposed on companies and individuals. Our international operations, particularly in the emerging markets, expose the Group to the risk that our employees or agents will engage in prohibited activities.

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan and the China Food and Drug Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations.

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

Relationships with healthcare professionals

The Group seeks to maintain effective and ethical working relationships with physicians and medical personnel who assist in the research and development of new products or improvements to our existing product range or in product training and medical education. If we are unable to maintain these relationships our ability to meet the demands of our customers could be diminished and our revenue and profit could be materially adversely affected.

Reliance on sophisticated information technology

The Group uses a wide variety of information systems, programmes and technology to manage our business. Our systems are vulnerable to a cyber-attack, malicious intrusion, loss of data privacy or any other significant disruption. Our systems have been and will continue to be the target of such threats. We have systems in place to minimise the risk and disruption of these intrusions and to monitor our systems on an ongoing basis for current or potential threats. There can be no assurance that these measures will prove effective in protecting Smith & Nephew from future interruptions and as a result the performance of the Group could be materially adversely affected.

Other risk factors

Smith & Nephew is subject to a number of other risks, which are common to most global medical technology groups and are reviewed as part of the Group’s risk management process.

Factors affecting Smith & Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our Marketplace’ on pages 16 to 18, ‘Segment performance’ on pages 24 to 33 and ‘Taxation information for shareholders’ on pages 175 and 176.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	159

Other financial information

Selected financial data

	2013 $ million	2012(i) Restated $ million	2011(i) Restated $ million	2010(i) Restated $ million	2009(i) Restated $ million
Income statement
Revenue	4,351	4,137	4,270	3,962	3,772
Cost of goods sold	(1,100)	(1,070)	(1,140)	(1,031)	(1,030)
Gross Profit	3,251	3,067	3,130	2,931	2,742
Selling, general and administrative expenses	(2,210)	(2,050)	(2,101)	(1,860)	(1,864)
Research and development expenses	(231)	(171)	(167)	(151)	(155)
Operating profit	810	846	862	920	723
Net interest receivable/(payable)	4	2	(8)	(15)	(40)
Other finance (costs)/income	(11)	(11)	(13)	(16)	(21)
Share of results of associates	(1)	4	–	–	2
Profit on disposal of net assets held for sale	–	251	–	–	–
Profit before taxation	802	1,092	841	889	664
Taxation	(246)	(371)	(266)	(280)	(198)
Attributable profit for the year	556	721	575	609	466
Earnings per ordinary share
Basic	61.7¢	80.4¢	64.5¢	68.6¢	52.7¢
Diluted	61.4¢	80.0¢	64.2¢	68.5¢	52.7¢
Adjusted attributable profit
Attributable profit for the year	556	721	575	609	466
Acquisition-related costs	31	11	–	–	26
Restructuring and rationalisation expenses	58	65	40	15	42
Legal settlement	–	–	23	–	–
Amortisation of acquisition intangibles and impairments	88	43	36	34	66
Profit on disposal of net assets held for sale	–	(251)	–	–	–
Taxation on excluded items	(40)	82	(17)	(10)	(26)
Adjusted attributable profit	693	671	657	648	574
Adjusted basic earnings per ordinary share (‘EPSA’) (ii)	76.9¢	74.8¢	73.7¢	73.0¢	64.9¢
Adjusted diluted earnings per ordinary share (iii)	76.5¢	74.5¢	73.4¢	72.9¢	64.9¢

(i)	The prior periods have been restated following adoption of the revised IAS 19 Employee Benefits standard.

(ii)	Adjusted basic earnings per ordinary share is calculated by dividing adjusted attributable profit by the average number of shares.

(iii)	Adjusted diluted earnings per ordinary share is calculated by dividing adjusted attributable profit by the diluted number of shares

160	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Other financial information continued

	2013 $ million	2012 $ million	2011 $ million	2010 $ million	2009 $ million
Group balance sheet
Non-current assets	3,563	3,498	2,542	2,579	2,480
Current assets	2,256	2,144	2,080	2,154	2,071
Assets held for sale	–	–	125	–	14
Total assets	5,819	5,642	4,747	4,733	4,565
Share capital	184	193	191	191	190
Share premium	535	488	413	396	382
Capital redemption reserve	10	–	–	–	–
Treasury shares	(322)	(735)	(766)	(778)	(794)
Retained earnings and other reserves	3,640	3,938	3,349	2,964	2,401
Total equity	4,047	3,884	3,187	2,773	2,179
Non-current liabilities	699	828	422	1,046	1,523
Current liabilities	1,073	930	1,119	914	863
Liabilities directly associated with assets held for sale	–	–	19	–	–
Total liabilities	1,772	1,758	1,560	1,960	2,386
Total equity and liabilities	5,819	5,642	4,747	4,733	4,565
Group cash flow statement
Cash generated from operations	1,138	1,184	1,135	1,111	1,030
Net interest paid	(6)	(4)	(8)	(17)	(41)
Income taxes paid	(265)	(278)	(285)	(235)	(270)
Net cash inflow from operating activities	867	902	842	859	719
Capital expenditure (including trade investments and net of disposals
of property, plant and equipment)	(340)	(265)	(321)	(307)	(318)
Acquisitions and disposals	(67)	(782)	(33)	–	(25)
Proceeds on disposal of net assets held for sale	–	103	–	–	–
Investment in associate	–	(10)	–	–	–
Cash received from Plus settlement	–	–	–	–	137
Proceeds from own shares	3	6	7	8	10
Equity dividends paid	(239)	(186)	(146)	(132)	(120)
Issue of ordinary capital and treasury shares purchased	(183)	77	11	10	7
	41	(155)	360	438	410
Exchange adjustments	(6)	5	(6)	13	(21)
Opening (net debt)/net cash	(288)	(138)	(492)	(943)	(1,332)
Closing net debt	(253)	(288)	(138)	(492)	(943)
Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	6%	7%	4%	18%	43%
Dividends per ordinary share (i)	27.40¢	26.10¢	17.40¢	15.82¢	14.39¢
Research and development costs to Revenue	5.3%	4.1%	3.9%	3.8%	4.1%
Capital expenditure (including intangibles but excluding goodwill) to revenue	7.8%	6.4%	7.5%	7.7%	8.4%

(i)	The Board has proposed a final dividend of 17.0 US cents per share which together with the first interim dividend of 10.4 US cents makes a total for 2013 of 27.4 US cents.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	161

Non-GAAP Financial Information

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

‘Underlying growth in revenue’ reconciles to growth in revenue reported, the most directly comparable financial measure calculated in accordance with IFRS by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

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

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired business combinations. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

	2013%	2012%	2011%
Reported revenue growth	5	(3)	8
Constant currency exchange effect	1	2	(4)
Acquisition/Disposals effect	(2)	3	–
Underlying revenue	4	2	4

A reconciliation of reported revenue growth to underlying revenue growth, by business segment, can be found on page 37.

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

162	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Other financial information continued

Operating profit, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to trading profit as follows:

	2013 $million	2012 $million	2011 $million
Operating profit	810	846	862
Acquisition-related costs	31	11	–
Restructuring and rationalisation costs	58	65	40
Amortisation of acquisition intangibles and impairments	88	43	36
Legal claim (see page 130)	–	–	23
Trading profit	987	965	961

A reconciliation of operating profit to trading profit, by business segment, can be found on page 38.

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

Adjusted attributable profit represents the numerator used in the EPSA calculation. Adjusted attributable profit is reconciled to attributable profit, the most directly comparable financial measure in accordance with IFRS, as follows:

	2013 $million	2012 Restated $million	2011 Restated $million
Attributable profit for the year	556	721	575
Acquisition-related costs	31	11	–
Restructuring and rationalisation expenses	58	65	40
Amortisation of acquisition intangibles and impairments	88	43	36
Profit on disposal of net assets held for sale	–	(251)	–
Legal claim (see page 130)	–	–	23
Taxation on excluded items
(see page 109)	(40)	82	(17)
Adjusted attributable profit	693	671	657

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

Earnings per Ordinary Share	2013	2012 Restated	2011 Restated
Basic	61.7¢	80.4¢	64.5¢
Diluted	61.4¢	80.0¢	64.2¢
Adjusted: Basic	76.9¢	74.8¢	73.7¢
Adjusted: Diluted	76.5¢	74.5¢	73.4¢

Trading cash flow and trading profit to cash conversion ratio

Growth in trading cash flow and improvement in the trading profit to cash conversion ratio are measures which present the trend growth in the long-term cash generation of the Group excluding the impact of specific transactions or events that management considers affect the Group’s short-term performance.

Trading cash flow is defined as cash generated from operations less net capital expenditure but before acquisition-related cash flows, restructuring and rationalisation cash flows and cash flows arising from legal disputes and uninsured losses. Trading profit to cash conversion ratio is trading cash flow expressed as a percentage of trading profit. The nature and material limitations of these adjusted items are discussed above.

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

The material limitation of this measure is that it could exclude significant cash flows that have had a direct impact on the current and prior years’ financial performance of the Group. It does not, therefore, measure the financial performance of the Group presented by the GAAP measure of cash generated from operations. The Group considers that no single measure enables it to assess financial performance and therefore it compensates for the limitation of the trading cash flow measure by considering it in conjunction with the GAAP equivalents. Cash flows excluded relate to irregular events or transaction costs and cash flows arising from legal disputes and uninsured losses.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	163

Trading cash flow reconciles to cash generated from operations, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2013 $million	2012 $million	2011 $million
Cash generated from operations	1,138	1,184	1,135
Less: Capital expenditure	(340)	(265)	(321)
Add: Cash received on disposal of fixed assets	–	–	–
Add: Acquisition-related costs	25	3	1
Add: Restructuring and rationalisation related expenditure	54	55	20
Add: Legal settlement	–	22	–
Add: Macrotexture expenditure	–	–	3
Trading cash flow	877	999	838
Trading profit	987	965	961
Trading profit to cash conversion ratio	89%	104%	87%

Transactional and translational exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro strengthened from $1.28 to $1.33 (+3%), Sterling weakened from $1.58 to $1.56 (-1%), the Swiss Franc strengthened from $1.07 to $1.08 (1%), the Australian Dollar weakened from $1.04 to $0.96 (-7%) and the Japanese Yen weakened from ¥79.8 to ¥97.6 (-22%).

The Group’s principal manufacturing locations are in the US (Advanced Surgical Devices), Switzerland (Advanced Surgical Devices), UK (Advanced Wound Management and Advanced Surgical Devices) and China (Advanced Surgical Devices and Advanced Wound Management). The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, sales from the US became relatively more profitable to all of these countries. The Group’s policy of purchasing forward a proportion of its currency requirements and the existence of an inventory pipeline reduce the short-term impact of currency movements.

Contractual obligations

Contractual obligations at 31 December 2013 were as follows:

			Payments due by period
	Total $ million	Less than 1 year $ million	1–3 years $ million	3–5 years $ million	More than 5 years $ million
Debt obligations	377	42	335	–	–
Finance lease obligations	14	2	4	5	3
Operating lease obligations	123	45	51	22	5
Retirement benefit obligation	72	72	–	–	–
Purchase obligations	–	–	–	–	–
Capital expenditure	41	41	–	–	–
Other	41	34	7	–	–
	668	236	397	27	8

Other contractual obligations represent $20m of foreign exchange contracts and $21m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2014 in respect of the Group’s defined benefits plans are: $39m for the UK (including $31m of supplementary payments), $26m for the US Plan and $7m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2015 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details are set out on page 70.

The Company does not have contracts or other arrangements which individually are essential to the business.

164	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Other financial information continued

2012 Financial highlights

Revenue

Group revenue decreased by $133m (-3%) from $4,270m in 2011 to $4,137m in 2012. Underlying revenue growth was 2% of which -2% growth was attributable to unfavourable currency translation and -3% was attributable to the effect of disposing of the Clinical Therapies business. Advanced Surgical Devices revenues decreased by $143m (-4%), underlying growth of 2% was offset by -2% unfavourable currency movements and -4% due to the disposal of the Clinical Therapies business. Advanced Wound Management revenues increased by $10m (1%), underlying growth was 4% with -3% due to unfavourable currency translation.

Cost of goods sold

Cost of goods sold decreased by $70m to $1,070m from $1,140m in 2011, which represents a 6% decrease. Of this movement, 1% is due to favourable currency translation movements. The remaining movement is largely attributable to the continued focus on costs, and partly attributable to the sale of the Clinical Therapies business in May 2012 which impacted both revenue and cost of sales.

Marketing, selling and distribution expenses

Marketing, selling and distribution expenses decreased by $86m (-6%) to $1,440m from $1,526m in 2011. The underlying movement of -4% is after adjusting for favourable currency movement of -2%. Increased cost savings in Established Markets were partly offset by investment in Emerging & International Markets and promotion of new products particularly in Advanced Wound Management.

Administrative expenses

Administrative expenses increased by $35m (6%) to $610m from $575m in 2011. Favourable currency movements offset 2% of this increase. The main factors contributing to the underlying movement of 8% were an increase of $16m in amortisation on acquisition costs.

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

Other finance cost

Other finance costs, restated for the revised IAS 19 Employee Benefits accounting standard, in 2012 were $11m compared to $13m in 2011. This decrease is attributable to an increase in the expected return on pension plan assets.

Taxation

The taxation charge increased by $105m to $371m from $266m in 2011. The rate of tax was 33.7%, compared with 31.4% in 2011.

The tax charge increased by $82m in 2012 (2011 – $17m reduction) as result of the profit on disposal of the Clinical Therapies business partially offset by an increase in restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition-related costs. The tax rate was 29.9% (2011 – 29.9%) after adjusting for these items and the tax thereon.

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2012 $million	2011 $million
Non-current assets	3,498	2,542
Current assets	2,144	2,080
Assets held for sale	–	125
Total assets	5,642	4,747
Non-current liabilities	828	422
Current liabilities	930	1,119
Liabilities directly associated with assets held for sale	–	19
Total liabilities	1,758	1,560
Total equity	3,884	3,187
Total equity and liabilities	5,642	4,747

Non-current assets

Non-current assets increased by $956m to $3,498m in 2012 from $2,542m in 2011. This is principally attributable to the following:

–	Goodwill increased by $90m from $1,096m in 2011 to $1,186m in 2012. Of this movement $73m arose on the acquisition of Healthpoint. The balance relates to favourable currency movements totalling $17m

–	Intangible assets increased by $641m from $423m in 2011 to $1,064m in 2012. Intangible assets totalling $662m arose on the Healthpoint acquisition. Amortisation of $94m was charged during the year and assets with a net book value of $3m were written-off. A total of $68m relates to the cost of intellectual property and software acquired. The balance relates to favourable currency movements totalling $8m

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	165

–	Property, plant and equipment increased by $10m from $783m in 2011 to $793m in 2012. Depreciation of $212m was charged during 2012 and assets with a net book value of $9m were written-off. These movements were largely offset by $197m of additions relating primarily to instruments and other plant and machinery and $27m of additions arising on the Healthpoint acquisition. The balance relates to favourable currency movements totalling $7m

–	Deferred tax assets decreased by $59m in the year

–	The total investment in associates has increased from $13m in 2011 to $283m in 2012. This movement predominately relates to the acquisition of Bioventus during the year totalling $114m plus $160m in the form of a loan note to Bioventus.

Current assets

Current assets increased by $64m to $2,144m from $2,080m in 2011. The movement relates to the following:

–	Inventories rose by $42m to $901m in 2012 from $859m in 2011. Of this movement, $46m arose on the Healthpoint acquisition and it includes $9m relating to favourable currency movements

–	The level of trade and other receivables increased by $28m to $1,065m in 2012 from $1,037m in 2011. This movement includes $31m arising on the Healthpoint acquisition and $8m related to favourable currency movements

–	Cash and cash equivalents have fallen by $6m to $178m from $184m in 2011.

Non-current liabilities

Non-current liabilities increased by $406m from $422m in 2011 to $828m in 2012. This movement relates to the following items:

–	Long-term borrowings have risen from $16m in 2011 to $430m in 2012. This increase of $414m is attributable to the acquisition of Healthpoint for $728m cash in December 2012

–	The net retirement benefit obligation decreased by $21m to $266m in 2012 from $287m in 2011. This was largely due to the Group’s additional pension contributions which were partially offset by net actuarial losses for the year

–	Deferred acquisition consideration remains at $8m at the end of 2012. This relates to the acquisition of Tenet Medical Engineering during 2011

–	Provisions increased from $45m in 2011 to $63m in 2012. The principal component of this movement is $13m arising on the Healthpoint acquisition

–	Deferred tax liabilities decreased by $5m in the year.

Current liabilities

Current liabilities decreased by $189m from $1,119m in 2011 to $930m in 2012. This movement is attributable to:

–	Bank overdrafts and current borrowings have decreased by $268m from $306m in 2011 to $38m in 2012

–	Trade and other payables have increased by $92m to $656m in 2012 from $564m in 2011. The primary cause of this increase is the acquisition of Healthpoint which increased trade and other payables by $49m

–	Provisions have decreased by $19m from $78m in 2011 to $59m in 2012. The most significant item contributing to this decrease is the payment of $22m to settle the legal provision (see Note 3 of the Notes to the Group accounts)

–	Current tax payable is $177m at the end of 2012 compared to $171m in 2011.

Total equity

Total equity increased by $697m from $3,187m in 2011 to $3,884m in 2012. The principal movements were:

Total equity $million
1 January 2012	3,187
Attributable profit	729
Currency translation gains	37
Hedging reserves	(7)
Actuarial loss on retirement benefit obligations	(13)
Dividends paid during the year	(186)
Taxation benefits on Other Comprehensive Income and equity items	20
Net share-based transactions	117
31 December 2012	3,884

2012 Financial performance by business segment

Advanced Surgical Devices

Advanced Surgical Devices revenue decreased by -4% to $3,108m from $3,251m in 2011. Of this decrease, underlying growth of 2% is offset by -2% unfavourable currency movements and -4% due to the disposal of the Clinical Therapies business.

The underlying increase in ASD revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2012%	2011%
Reported growth	(4)	8
Constant currency exchange effect	2	(4)
Disposal effect	4	–
Underlying growth	2	4

In the Established Markets, revenue decreased by $163m to $2,747m (-6%).

In the US revenue decreased by $118m to $1,449m ( -8%). This movement is attributable to underlying growth of 1% and -9% due to the effect of the disposal of the Clinical Therapies business. In the Established Markets outside of the US revenue decreased by $45m to $1,298m (-3%). Underlying growth was 1% with -4% due to unfavourable currency movements.

In Emerging & International Markets, revenue increased by $20m to $361m (6%). Underlying growth was 10% with -4% due to unfavourable currency.

166	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Other financial information continued

Franchises

Underlying revenue growth for key product lines are:

	2012%	2011%
Reconstruction
– Knee implants	3	5
– Hip implants	(3)	(1)
Sports Medicine	8	11
Arthroscopic Enabling Technologies	(2)	–
Trauma	3	3

Both the knee and hip implant markets continue to experience economic pressure. Knee implant franchise revenue increased by 1% to $874m in 2012, which represented an underlying revenue growth of 3% and unfavourable foreign currency translation of -2%. This compared to a market growth rate of 3%. Growth slowed in the second half of 2012 as a result of a weakening of the overall knee market in Europe and the division’s knee product cycle. Between 2009 and 2011, when the division materially outperformed the knee market, it benefited from the launch of VERILAST Technology and VISIONAIRE Patient Matched Instrumentation. This benefit has now been annualised.

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

Trading and operating profit

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

Operating profit, the most directly comparable financial measure in accordance with IFRS, reconciles to trading profit as follows:

	2012 $million	2011 $million
Operating profit	632	630
Restructuring and rationalisation costs	57	32
Amortisation of acquisition intangibles and impairments	39	29
Legal settlement	–	23
Trading profit	728	714

Advanced Surgical Devices trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2012%	2011%
Trading profit	75	74
Operating profit	75	73

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	167

Advanced Wound Management

Advanced Wound Management continues to outperform the market, with revenue growing at 4% in 2012 on an underlying basis (excluding a -3% unfavourable currency impact) to $1,029m. Management estimates the market grew at 1%.

Underlying growth in Advanced Wound Management revenue reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2012%	2011%
Reported growth	1	12
Constant currency exchange effect	3	(5)
Underlying growth	4	7

In Established Markets, revenue increased from $906m to $907m in 2012. This represents an underlying growth of 4% which was offset by unfavourable currency movements of -3%.

In the US, revenue increased by 7% from $189m to $202m. In the Established Markets outside of the US, revenues decreased – 2% from $717m in 2011 to $705m in 2012. This represents an underlying growth of 2% after adjusting for -4% of unfavourable currency movements.

Franchises

Underlying revenue growth for key product lines are:

	2012%	2011%
Exudate management	1	2
Infection management	(2)	4
Other AWM	7	10

Revenue in the Emerging & International Markets increased from $113m in 2011 to $122m in 2012 (8%). The underlying movement was 11% offset by -3% of unfavourable currency movements.

Exudate management revenues decreased by -2% from $275m in 2011 to $269m in 2012. This represents an underlying growth of 1% offset by -3% in unfavourable currency exchange.

Infection management revenues have fallen from $133m in 2011 to $127m in 2012 (-5%). This also represents an underlying decline of -2% along with 3% of unfavourable currency exchange.

Trading and operating profit

Trading profit reduced by $10m to $237m from $247m and trading profit margin decreased 24.3% to 23.1%. The decrease in the year is primarily attributable to the additional costs arising from investment in new products throughout the year.

Operating profit decreased by $18m to $214m in 2012. This comprises the decrease in trading profit of $10m discussed above and an increase of $11m in connection with the acquisition-related costs on the purchase of Healthpoint. These costs were partially offset by a reduction of $3m in the amortisation of acquisition intangibles.

Operating profit, the most directly comparable financial measure in accordance with IFRS, reconciles to trading profit as follows:

	2012 $million	2011 $million
Operating profit	214	232
Acquisition-related costs	11	–
Restructuring and rationalisation costs	8	8
Amortisation of acquisition intangibles and impairments	4	7
Trading profit	237	247

Advanced Wound Management trading profit and operating profit as a percentage of Group trading profit and operating profit was as follows:

	2012%	2011%
Trading profit	25	26
Operating profit	25	27

168	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Information for shareholders

Financial calendar

Annual General Meeting	10 April 2014
Quarter One results	1 May 2014
Payment of 2013 final dividend	7 May 2014
Half year results announced	1 August 2014 (i)
Quarter Three results announced	30 October 2014
Payment of 2014 first interim dividend	November 2014
Full year results announced	February 2015 (i)
Annual Report available	February/March 2015
Annual General Meeting	April 2015

(i)	Dividend declaration dates.

Ordinary Shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to Shareholders’ personal details and the AGM should be addressed to:

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2081 *

Tel: +44 (0) 121 415 7072 from outside the UK

Website: www.shareview.co.uk

*	Calls to this number are charged at 8p per minute (excluding VAT) plus network extras. Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

Shareholder facilities

Shareview

Equiniti’s on-line enquiry and portfolio management service for Shareholders. To view information about your shareholdings on-line, register at www.shareview.co.uk. Once registered for Shareview, you will also be able to elect to receive future Shareholder communications via the Company’s website (www.smith-nephew.com), update your address details or dividend payment instructions and register your proxy instructions on-line.

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

Duplicate accounts

Shareholders who have more than one account due to inconsistency in account details may avoid duplicate mailings by contacting Equiniti and requesting an amalgamation of their share accounts.

Keep your personal details up to date

Please remember to tell Equiniti if you move house or change bank details or there is any other change in your account information. You can update your information on-line via the Shareview portfolio if you are a Smith & Nephew Shareview member. If you do not have a portfolio you will need to write to Equiniti or complete a change of address form which can be downloaded from Shareview. If you hold 2,500 shares or fewer, you can also change your address or update your bank details quickly and easily over the phone using the contact details provided.

Dividend reinvestment plan (‘DRIP’)

The Company offers Shareholders (except those in North America) the opportunity to participate in a DRIP. This enables Shareholders to reinvest their cash dividends in further ordinary shares of Smith & Nephew plc. These are purchased in the market at competitive dealing costs. For further details plus an application form to reinvest future dividends, contact Equiniti.

Individual savings account (‘ISA’)

Shareholders who are UK resident may hold Smith & Nephew plc shares in an Individual Savings Account, which is administered by the Company’s registrar. For information about this service please contact Equiniti.

Shareholder communications

The Company makes quarterly financial announcements which are made available through Stock Exchange announcements and on the Group’s website (www.smith-nephew.com). Copies of recent Annual Reports, press releases, institutional presentations and audio webcasts are also available on the website.

The Company sends paper copies of the Notice of Annual General Meeting and Annual Report only to those Shareholders and ADS holders that have elected to receive Shareholder documentation by post. Electronic copies of the Annual Report and Notice of Annual General Meeting are available on the Group’s website at www.smith-nephew.com. Both ordinary Shareholders and ADS holders can request paper copies of the Annual Report, which the Company provides free of charge. The Company will continue to send to ordinary Shareholders by post the Form of Proxy and an accompanying letter notifying them of the availability of the Annual Report and Notice of Annual General Meeting on the Group’s website. Shareholders who elect to receive the Annual Report and Notice of Annual General Meeting electronically are informed by e-mail of the documents’ availability on the Group’s website. ADS holders receive the Form of Proxy by post but will not receive a paper copy of the Notice of Annual General Meeting.

Investor communications

The Company maintains regular dialogue with individual institutional Shareholders, together with results presentations. To ensure that all members of the Board develop an understanding of the views of major investors, the Executive Directors review significant issues raised by investors with the Board. Non-executive Directors are sent copies of analysts’ and brokers’ briefings. There is an opportunity for individual Shareholders to question the Directors at the Annual General Meeting and the Company regularly responds to letters from Shareholders on a range of issues.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	169

UK capital gains tax

For the purposes of UK capital gains tax the price of the Company’s ordinary shares on 31 March 1982 was 35.04p.

Smith & Nephew share price

The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith- nephew.com and at www.londonstockexchange.com where the live financial data is updated with a 15-minute delay.

ShareGift

Shareholders with only a small number of shares, which would cost more to sell than they are worth, may wish to consider donating them to the charity ShareGift (registered charity 1052686) which specialises in accepting such shares as donations. There may be no implications for Capital Gains Tax purposes (no gain or loss) and it may also be possible to obtain income tax relief. The relevant stock transfer form may be obtained from Equiniti at the address given on page 168.

Further information about ShareGift is available at www.sharegift.org or by contacting ShareGift at:

ShareGift, 17 Carlton House Terrace, London SW1Y 5AH

Tel: (+44) (0) 20 7930 3737

Unauthorised brokers (boiler room scams)

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. These are typically from overseas-based ‘brokers’ who target UK Shareholders offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’.

If you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Services Compensation Scheme if things go wrong. If you receive any unsolicited investment advice, obtain the correct name of the person and organisation and check that they are properly authorised by the FCA by visiting www.fca.org.uk/register/.

If you think you have been approached by an unauthorised firm you should contact the FCA consumer helpline on 0800 111 6768 or e-mail consumer.queries@fca.org.uk.

More detailed information can be found on the FCA website at www.fca.org.uk/consumers/protect-yourself/unauthorised-firms.

Social media

Smith & Nephew has a presence across a range of social media channels, including Twitter, Facebook and LinkedIn, which are linked below. Information provided by Smith & Nephew through social media channels is not incorporated by reference herein and does not from part of our annual report on Form 20-F.

https://twitter.com/SmithNephewPLC

www.facebook.com/SmithNephewPlc

http://www.linkedin.com/company/smith-&-nephew

American Depositary Shares (ADSs) and American Depositary Receipts (ADRs)

In the US, the Company’s ordinary shares are traded in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange under the symbol SNN. Each American Depositary Share represents five ordinary shares. The Bank of New York Mellon is the authorised depositary bank for the Company’s ADR programme.

ADS enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:

BNY Mellon Depositary Receipts, P.O. Box 43006, Providence, RI 02940-3006, US

Tel: +1-866-259-2287 inside the US (toll free)

Tel: +1-201-680-6825 internationally

E-mail: shrrelations@cpushareownerservices.com

A Global Buy DIRECT plan is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global Buy DIRECT contact; The Bank of New York Mellon (as above) or visit www.bnymellon.com/shareowner.

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

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com, the Smith & Nephew website www.smith-nephew.com and is quoted daily in the Wall Street Journal where the live financial data is updated with a 15-minute delay.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2013 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services are paid.

170	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Information for shareholders continued

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

$0.02 (or less) per ADS
A fee equivalent to the fee that would be payable if securities distributed to holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$0.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

A fee of two US cents per ADS was paid on the 2012 final dividend and a fee of one US cent per ADS was deducted from the 2013 first interim dividend paid in October. In the period 1 January 2013 to 24 February 2014 the total reimbursed by The Bank of New York Mellon was $134,298.50.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	171

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

Dividends per share

The table below sets out the dividends per ordinary share in the last five years.

				Years ended 31 December
	2013	2012	2011	2010	2009
Pence per share:
Interim	7.211	6.811	4.639	4.233	3.650
Final/Second interim (ii)	11.358 (i)	11.778	7.444	6.639	6.494
Total	18.569	18.589	12.083	10.872	10.144
US cents per share:
Interim	11.556	11.000	7.333	6.667	6.067
Final/Second interim (ii)	18.889	18.000	12.000	10.911	9.922
Total	30.445	29.000	19.333	17.578	15.989

(i)	Translated at the Bank of England rate on 24 February 2014.
(ii)	2009 Second interim, 2010 to 2013 Final.

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

The 2013 final dividend will be payable on 7 May 2014, subject to Shareholder approval.

In respect of the proposed final dividend for the year ended 31 December 2013 of 17.0 US cents per ordinary share, the record date will be 22 April 2014 and the payment date will be 7 May 2014. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 22 April 2014. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 16 April 2014.

172	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Information for shareholders continued

Share prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s ordinary shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	Ordinary shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Year ended 31 December:
2009	6.42	4.20	51.38	30.57
2010	6.97	5.38	53.94	41.29
2011	7.42	5.21	60.19	42.17
2012	6.93	5.80	56.13	45.13
2013	8.68	6.80	71.85	52.90
Quarters in the year ended 31 December:
2012:
1st Quarter	6.43	5.95	51.13	45.57
2nd Quarter	6.40	5.80	51.23	45.13
3rd Quarter	6.93	6.38	56.13	49.50
4th Quarter	6.92	6.38	55.77	51.01
2013:
1st Quarter	7.60	6.80	58.00	52.90
2nd Quarter	7.95	7.18	60.17	54.83
3rd Quarter	8.00	7.30	63.06	56.01
4th Quarter	8.68	7.48	71.85	60.05
2014:
1st Quarter (to 24 February 2014)	9.60	8.57	80.18	70.84
Last six months:
August 2013	8.00	7.50	61.58	58.26
September 2013	7.89	7.61	63.06	59.19
October 2013	8.03	7.48	65.30	60.05
November 2013	8.16	8.01	66.88	64.41
December 2013	8.68	8.13	71.85	67.20
January 2014	8.96	8.57	74.81	70.84
February 2014 (to 24 February 2014)	9.60	8.74	80.18	71.69

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	173

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

As at 24 February 2014, to the knowledge of the Group, there were 18,188 registered holders of ordinary shares, of whom 89 had registered addresses in the US and held a total of 172,541 ordinary shares (0.02% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of Shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US.

Shareholdings

As at 24 February 2014, 7,837,412 ADSs equivalent to 39,187,060 ordinary shares or approximately 4.4% of the total ordinary shares in issue, were outstanding and were held by 88 registered holders.

Major Shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 24 February 2014, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FCA) in 3% or more of the ordinary shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by Shareholders holding 3% or more of ordinary shares, as notified to the Company under the Disclosure and Transparency Rules:

	As at 31 December
	24 February 2014%	2013%	2012%	2011%
Invesco	7.5	12.1	11.9	5.0
BlackRock, Inc.	4.8	4.7	5.0	5.0
Newton Investment Management Limited	–	–	4.9	5.0
Legal & General Group plc	–	–	3.0	4.0
Capital Group of Companies Inc.	–	–	–	0.7
	As at 31 December
	24 February 2014 ‘000	2013 ‘000	2012 ’000	2011 ’000
Invesco	66,740	107,823	107,823	44,901
BlackRock, Inc.	42,621	41,870	44,811	44,811
Newton Investment Management Limited	–	–	8,432	44,337
Legal & General Group plc	–	–	26,906	35,676
Capital Group of Companies Inc.	–	–	–	6,138

In addition to the above, the Company is aware that Walter Scott & Partners Limited held approximately 37.7 million ordinary shares (4.2%) at 24 February 2014.

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

174	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Information for shareholders continued

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from Shareholders to purchase up to 10% of its own shares. On 2 May 2013, the Company announced its intention to purchase up to $300m of its own ordinary shares. The Company has purchased 18,210,000 ordinary shares at a cost of $226m for the year to 31 December 2013.

	Total shares purchased (000s)	Average price paid per share (p)	Total number of shares purchased as part of publicly announced plans or programmes	Approximate US$ value of shares that may yet be purchased under the plan
2 May 2013				300,000,000
7-31 May 2013	2,434,000	773.9220	2,434,000	271,072,938
3-24 June 2013	3,970,000	750.9677	6,404,000	224,546,903
2-29 August 2013	2,750,000	782.7249	9,154,000	190,975,094
2-25 September 2013	3,385,000	773.9235	12,539,000	149,054,820
1-29 November 2013	3,791,000	806.5939	16,330,000	99,483,166
2-17 December 2013	1,880,000	836.7099	18,210,000	73,647,255

The shares were purchased in the open market by JP Morgan Cazenove Limited and UBS Limited on behalf of the Company.

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

There are no limitations, either under the laws of the UK or under the Articles of Association of Smith & Nephew, restricting the right of non-UK residents to hold or to exercise voting rights in respect of ordinary shares, except that where any overseas Shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the current practice of the Company to send every notice or other document to all Shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s dividend reinvestment plan, which are not sent to Shareholders with recorded addresses in the US and Canada.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	175

Taxation information for Shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US, or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a ‘US Holder’). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares which may be material to a particular holder and in particular do not deal with the position of Shareholders who directly or indirectly own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) persons whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to use the mark to market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US dollar and US Holders liable for alternative minimum tax. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code, known as the Medicare contribution tax, or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2013.

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

Taxation of dividends in the UK and the US

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

Dividends paid to certain non-corporate US Holders of ordinary shares or ADSs may be subject to US federal income tax at lower rates than those applicable to other types of ordinary income if certain conditions are met. Non- corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

Inheritance and estate taxes

The HM Revenue & Customs imposes inheritance tax on capital transfers which occur on death, and in the seven years preceding death. The HM Revenue & Customs considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the US and is not a UK national or domiciled in the UK will not be subject to UK inheritance tax in respect of ADSs and ordinary shares. A UK national who is domiciled in the US will be subject to both UK inheritance tax and US federal estate tax but will be entitled to a credit for US federal estate tax charged in respect of ADSs and ordinary shares in computing the liability to UK inheritance tax. Conversely, a US citizen who is domiciled or deemed domiciled in the UK will be entitled to a credit for UK inheritance tax charged in respect of ADSs and ordinary shares in computing the liability for US federal estate tax. Special rules apply where ADSs and ordinary shares are business property of a permanent establishment of an enterprise situated in the UK.

176	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

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

Transfers of ordinary shares into CREST (an electronic transfer system) are exempt from stamp duty so long as the transferee is a member of CREST who will hold the ordinary shares as a nominee for the transferor and the transfer is in a form that will ensure that the securities become held in uncertificated form within CREST. Paperless transfers of ordinary shares within CREST for consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions will be collected by CREST at  1⁄2%, and this will apply whether or not the transfer is effected in the UK and whether or not the parties to it are resident or situated in the UK.

A charge of stamp duty or SDRT at the rate of 1 1⁄2% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of ordinary shares to the depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the depositary on deposits of ordinary shares will be charged by the depositary to the party to whom ADRs are delivered against such deposits.

No liability for stamp duty or SDRT will arise on any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, provided that the ADS and any instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK (the location of the custodian as a holder of ordinary shares not being relevant in this context). In any other case, any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to stamp duty or SDRT.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	177

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

Rights attaching to ordinary shares

Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 2006. Holders of the Company’s ordinary shares are entitled to receive final dividends as may be declared by the Directors and approved by the Shareholders in general meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors.

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

178	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Information for shareholders continued

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are two kinds; ordinary or special resolutions:

–	Ordinary resolutions include resolutions for the re-election of Directors, the approval of financial statements, the declaration of dividends (other than interim dividends), the appointment and re-appointment of auditors or the grant of authority to allot shares. An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at the meetings at which there is a quorum

–	Special resolutions include resolutions amending the Company’s Articles of Association, dis-applying statutory pre-emption rights or changing the Company’s name; modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up. A special resolution requires the affirmative vote of not less than three-quarters of the votes of the persons voting at the meeting at which there is a quorum.

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

Rights in a winding up

Except as the Company’s Shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

–	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

–	subject to any special rights attaching to any other class of shares;

–	is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in US dollars. A liquidator may, however, upon the adoption of any extraordinary resolution of the Shareholders and any other sanction required by law, divide among the Shareholders the whole or any part of the Company’s assets in kind.

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

Deferred shares

Following the re-denomination of share capital on 23 January 2006 the ordinary shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the ordinary shares. In order to comply with the Companies Act 2006, a new class of sterling shares was created, deferred shares, of which £50,000 were issued and allotted in 2006 as fully paid to the Chief Executive Officer though the Board reserves the right to transfer them to another member of the Board should it so wish. These deferred shares have no voting or dividend rights and on winding up only are entitled to repayment at nominal value only if all ordinary Shareholders have received the nominal value of their shares plus an additional $1,000 each.

Amendments

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	179

Cross Reference to Form 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	159-160
	B – Capitalisation and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	156-158
Item 4	Information on the Company
	A – History and Development of the Company	155
	B – Business Overview	1, 60-13, 16-33, 102-105, 156-158, 164-167
	C – Organisational Structure	8-9, 117-118, 148-149
	D – Property, Plant and equipment	155
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	7-13, 24-33, 36-41, 95, 97, 99, 164-167
	B – Liquidity and Capital Resources	99, 121-126, 139
	C – Research and Development, patents and licences, etc.	13, 19-20
	D – Trend information	16-18, 90
	E – Off Balance Sheet Arrangements	155
	F – Tabular Disclosure of Contractual Obligations	163
	G – Safe Harbor	184
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	44-47, 49
	B – Compensation	62-85
	C – Board Practices	44-61
	D – Employees	9, 22-23, 105
	E – Share Ownership	82, 143-147
Item 7	Major Shareholders and Related Party Transactions
	A – Major Shareholders	173
	– Host Country Shareholders	173
	B – Related Party Transactions	147, 155
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	87-149
	– Legal Proceedings	129-131
	– Dividends	171
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	172-173
	B – Plan and Distribution	n/a
	C – Markets	173
	D – Selling Shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

180	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Cross Reference to Form 20-F continued

Page
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	177-178
	C – Material Contracts	11, 99, 121
	D – Exchange Controls	174
	E – Taxation	175-176
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	184
	I – Subsidiary Information	148-149
Item 11	Quantitative and Qualitative Disclosure about Market Risk	121-128, 156-158
Item 12	Description of Securities Other than Equity Securities	n/a
Item 12D	American Depository shares	169-170
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	53, 58-61, 91
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	58
Item 16B	Code of Ethics	52
Item 16C	Principal Accountant Fees and Services	54, 60-61, 107
Item 16D	Exemptions from the Listing Standards for Audit Committee	n/a
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchase	138, 174
Item 16F	Change in Registrant’s Certifying Accountant	None
Item 16G	Corporate Governance	49
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	87-149
Item 19	Exhibits

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	181

Glossary of terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ADR	In the US, the Company’s Ordinary Shares are traded in the form of ADSs evidenced by American Depository Receipts (‘ADRs’).
ADS	In the US, the Company’s Ordinary Shares are traded in the form of American Depositary Shares (‘ADSs’).
Advanced Surgical Devices	A product group comprising products for orthopaedic replacement and reconstruction, endoscopy devices and trauma devices. Products for orthopaedic replacement include systems for knees, hips, and shoulders. Endoscopy devices comprise of support products for orthopaedic surgery such as computer assisted surgery and minimally invasive surgery techniques using specialised viewing and access devices, surgical instruments and powered equipment. Orthopaedics trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames.
Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.
AET	Arthroscopic Enabling Technologies. Franchise offering healthcare providers a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scope, light sources and monitors, radio frequency probes, electromechanical and mechanical blades and hand instruments for removing damaged tissue.
AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
ASD	Advanced Surgical Devices division.
AWM	Advanced Wound Management division.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
COGS	Cost of Goods Sold
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
DOJ	US Department of Justice
EBITA	Earnings before interest, tax and amortisation.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Emerging markets	Emerging markets include Greater China, India, Brazil and Russia.
EPSA	Adjusted Earnings Per Share is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
FCA	Financial Conduct Authority
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
GMP	Good manufacturing practice or ‘GMP’ is the guidance that outlines the aspects of production and testing that can impact the quality of a product.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

182	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

Glossary of terms continued

Term	Meaning
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
International markets	International Markets include Middle East, North Africa, Southern Africa, Latin America, ASEAN, South Korea and Eastern Europe.
LIBOR	London Interbank Offered Rate
LSE	London Stock Exchange.
Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in certain patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NYSE	New York Stock Exchange.
Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer-assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products include joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.
OSHA	US Occupational Safety and Health Administration
OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.
Parent Company	Smith & Nephew plc.
Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Repair	A product group within ASD comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.
Resection	Products that cut or ablate tissue within ASD comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.
SEC	US Securities and Exchange Commission
SKUs	Stock Keeping Units
Trading profit	Trading profit is a trend which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short- term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; acquisition costs; and gains and losses resulting from legal disputes and uninsured losses.
UK	United Kingdom of Great Britain and Northern Ireland.
UK GAAP	Accounting principles generally accepted in the United Kingdom.
US	United States of America.
US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.
US GAAP	Accounting principles generally accepted in the United States of America.
Visualisation	Products within ASD comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.
Wound bed	An area of healthy dermal and epidermal tissue of a wound.

SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION	183

Index

2012 Financial highlights	164
2013 Financial highlights	4
Accounting Policies	101
Accounts Presentation	184
Acquisitions and disposals	140
Acquisition related costs	107
Advanced Surgical Devices – segment performance	24
Advanced Wound Management – segment performance	29
American Depository Shares	169
Articles of Association	177, 178
Audit fees	107
Board of Directors	44
Business overview	19
Business segment information	102
Cash and borrowings	121
Chairman’s statement	5
Chief Executive Officer’s review of strategy	10
Company auditor’s report	150
Company balance sheet	151
Contingencies	129
Contractual obligations	163
Corporate Governance Statement	48
Critical accounting policies	90
Cross Reference to Form 20-F	179
Currency fluctuations	157
Currency translation	101
Deferred taxation	109
Directors’ remuneration report	62
Directors’ responsibilities for the accounts	88
Directors’ responsibility statement	89
Dividends	138
Earnings per share	111
Employees/People	9, 22, 105
Employees’ Share Trust	138
Executive Officers	46
Financial instruments	124
Glossary of terms	181
Goodwill	114
Governance and policy	43
Group balance sheet	96
Group cash flow statement	98
Group history	155
Group income statement	94
Group overview	8
Group statement of changes in equity	100
Group statement of comprehensive income	94
Independent auditor’s reports	91, 92, 93
Information for Shareholders	168
Intangible assets	115
Intellectual property	20
Interest	95, 108

Internal control framework	53
Inventories	59, 90, 118
Investments	117
Investment in associates	117, 118
Investor information	168
Key Performance Indicators	12
Leases	124, 142
Legal proceedings	130
Liquidity and capital resources	99
Manufacturing, supply and distribution	21, 157
Marketplace	16
New accounting standards	101
Notes to the Company accounts	152
Notes to the Group Accounts	101
Off-balance sheet arrangements	155
Operating profit	38, 95, 103, 106
Other finance (costs)/income	108
Outlook and trend information	15, 16
Parent Company accounts	151
Payables	120
People/Employees	9, 22, 105
Principal subsidiary undertakings	148
Provisions	129
Property, plant and equipment	112, 155
Receivables	60, 119
Regulation	17, 20, 41, 158
Related party transactions	147, 155
Research and development	19, 95, 106, 164
Restructuring and rationalisation expenses	107
Retirement benefit obligation	59, 90, 131
Risk factors	156
Risk management	38, 61, 124
Sales and marketing	22
Selected financial data	159
Share based payments	143
Share buy-back	15, 138, 174
Share capital	52, 137, 154, 173
Shareholder return	83
Strategy	10
Sustainability	34
Taxation	60, 95, 108
Taxation information for Shareholders	175
Treasury shares	138, 154

184	SMITH & NEPHEW ANNUAL REPORT 2013 OTHER FINANCIAL INFORMATION

About Smith & Nephew

The Smith & Nephew Group (the ‘Group’) is a global medical devices business operating in the markets for advanced surgical devices comprising orthopaedic reconstruction, trauma and sports medicine and advanced wound management, with revenue of approximately $4 billion in 2013. Smith & Nephew plc (the ‘Company’) is the parent company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (‘ADSs’).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2013. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (‘SEC).

Smith & Nephew operates on a worldwide basis and has distribution channels in over 90 countries. In the more established countries by revenue, the Group’s business operations are organised by divisions. In the majority of the remaining markets, operations are managed by country managers who are responsible for sales and distribution of the Group’s entire product range. These comprise the Emerging Markets & International Markets.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not, and should not be regarded as being, part of or incorporated into this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 181 to 182. The product names referred to in this document are identified by use of capital letters and the 0 symbol (on first occurence) and are trademarks owned by or licensed to members of the Group.

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 24 February 2014, the Bank of England rate was US$1.6631 per £1.

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

Special note regarding forward-looking statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (‘SEC’), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed under ‘Outlook’, ‘Global Outlook’ and Strategic performance’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business; competitive or reputational nature; relationships with healthcare professionals; reliance on information technology. Specific risks faced by the Group are described under ‘Risk factors’ on pages 156 to 158 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

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

Smith & Nephew plc

15 Adam Street

London WC2N 6LA

United Kingdom

T  +44 (0) 20 7401 7646

F  +44 (0) 20 7960 2356

www.smith-nephew.com

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc (Registrant)

By:	/s/ Susan Swabey
Susan Swabey Company Secretary

London, England

March 6, 2014

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

2		Smith & Nephew plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of Smith & Nephew plc’s total assets (on a consolidated basis) is authorized to be issued. Smith & Nephew plc hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

4	(a) (i)	Material Contract: Facility Agreement and Appendices dated 9 December 2010 by and among Barclays Capital, BNP Paribas SA, Deutsche Bank AG, JP Morgan Chase, Lloyds Banking Group, Royal Bank of Scotland, Société Générale SA and Smith & Nephew plc	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Material contract: Share Purchase Agreement and Appendices dated 12 March 2007 by and among Hyos Invest Holding AG, Dr. U Sigg, Dr. R Riedweg, Active Investor AG, and Smith & Nephew International BV and Smith & Nephew plc	Form 20-F for the year ended December 31, 2006 filed on March 28, 2007 (File No. 1-14978)

	(iii)* †	Material contract: Transaction agreement dated November 27, 2012 by and among Smith & Nephew, Inc., Smith & Nephew Inc., Smith & Nephew Inc., Smith & Nephew Orthopaedics AG, Sudbury Acquisitions N.V., DFB Pharmaceuticals, Inc., Healthpoint, Ltd., Healthpoint International, LLC, DFB Biotech of Curaçao, N.V. and Healthpoint Canada ULC.	Form 20-F/A for the year ended December 31, 2012 filed on May 21, 2013 (File No. 1-14978)

	(iv)* †	Material Contract: Amendment to the transaction agreement dated December 21, 2012 by and among DFB Pharmaceuticals, Inc. and Smith & Nephew, Inc.	Form 20-F/A for the year ended December 31, 2012 filed on May 21, 2013 (File No. 1-14978)

	(v)	Material contract: Agreement and Appendices dated 3 February 2014 by and among Smith & Nephew plc, Barclays Bank Plc, J.P. Morgan Limited and J.P. Morgan Europe Limited.		X

	(vi)	Material contract: Agreement and Plan of Merger dated 2 February 2014 by and among Arthrocare Corporation, Smith & Nephew, Inc., Rosebud Acquisition Corporation and Smith & Nephew plc.		X

*	Confidential treatment has been requested. Confidential material has been redacted and filed separately with the SEC.
†	The exhibits and schedules to this agreement have been omitted from the filing. Smith & Nephew plc has agreed to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules.

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iv)	Side Letter to the Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(v)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vii)	Letter of Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(viii)	Letter of Appointment of Ajay Piramal	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(ix)	Letter of Re-Appointment of Rolf Stomberg	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(x)	Letter of Re-Appointment of Richard De Schutter		X

	(xi)	Letter of Re-Appointment of Pamela Kirby		X

	(xii)	Letter of Re-Appointment of Brian Larcombe		X

	(xiii)	Letter of Re-Appointment of Joseph Papa		X

	(xiv)	Letter of Appointment of Roberto Quarta		X

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (xv)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xvi)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xvii)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xviii)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xix)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xx)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxi)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xxii)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxiii)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxiv)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xxv)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxvi)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxvii)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxviii)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (xxix)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxx)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

	(xxxi)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxxii)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxxiii)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 333-168544 filed on August 5, 2010 (File No. 1-14978)

	(xxxiv)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(xxxv)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Julie Brown filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Olivier Bohuon and Julie Brown furnished pursuant to Exchange Act Rule 13a -14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X