Form 20-F
period 2014-12-31
SMITH & NEPHEW PLC
filed 2015-03-05
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Pioneering design

Supporting healthcare professionals for over 150 years

smith&nephew

Annual report 2014

We are a global medical technology business and have been supporting healthcare professionals to help improve people's lives for over 150 years.

We take a pioneering approach to the design of our products and services, we strive to secure wide access to our technologies for more customers globally, and we seek to enable better outcomes for patients and healthcare systems. Pages 42 – 53 showcase some examples of the great things we are doing.

What’s in this report
Strategic Report
4	Financial highlights
5	Chairman’s statement
6	Chief Executive Officer’s review
8	Smith & Nephew today
14	Strategic performance
16	Chief Financial Officer’s overview
18	Our marketplace
21	Our business
26	Advanced Surgical Devices
30	Advanced Wound Management
34	Financial review and principal risks
40	Sustainability
Supporting Healthcare professionals
42	Case studies
Corporate Governance
54	Our Board of Directors*
58	Our Executive Officers*
62	Corporate Governance Statement*
75	Audit Committee Report*
81	Directors’ Remuneration report
Financial statements and other information
103	Directors’ responsibilities for the accounts*
105	Independent auditor’s US reports
106	Independent auditor’s UK report
110	Group accounts
117	Notes to the Group accounts
166	Company accounts
167	Notes to the Company accounts
170	Group information*
174	Other financial information*
184	Information for shareholders*
200	Smith & Nephew heritage

* These sections and pages 111, 113 and 115 form the Directors’ Report.

2             Smith & Nephew Annual report 2014

Our mission

Delivering advanced medical

technologies that help healthcare

professionals, our customers,

improve the quality of life for

their patients

and this will drive our performance
$4.6bn	$1,055m	$749m
Revenue[1] up 2%	Trading profit[1,2] up 3%	Operating profit[1] down 8%

83.2¢	56.1¢	29.6¢
Adjusted earnings per share[2] up 8%	Earnings per share down 9%	Dividends per share up 8%

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	Explanations of these non-GAAP financial measures are provided on pages 176 to 179.

Smith & Nephew Annual report 2014            3

STRATEGIC REPORT

Financial highlights

Continuing to improve

our performance

1  The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

2  These are non-GAAP measures and exclude restructuring/rationalisation costs, acquisition and disposal-related costs, amortisation of acquisition intangibles and other transactions which affect short-term profitability. An explanation of these measures is provided on pages 176 to 179.

4              Smith & Nephew Annual report 2014

Chairman’s statement

Dear Shareholder,	Board changes	First impressions

I joined Smith & Nephew in December 2013, and succeeded Sir John Buchanan as Chairman in April 2014. In my first letter to you I am pleased to report that Smith & Nephew made good progress last year, delivering strong earnings growth and enhanced value for shareholders. We did this whilst making major investments to reshape the Group for future success such as the acquisition of ArthroCare Corporation for $1.5 billion net.

Revenue was $4,617 million, up 2% on an underlying basis or 6% on a reported basis. Trading profit was $1,055 million, up 3% on an underlying basis or 7% on a reported basis. The trading profit margin of 22.9% was 20bps up on the previous year. The Board is pleased to propose a Final Dividend for the year just gone of 18.6¢ per share, giving a total dividend for 2014 of 29.6¢, up 8% year-on-year.

Sir John Buchanan retired as Chairman in April at the 2014 Annual General Meeting, after nine years of outstanding service. On behalf of the Board and the whole of Smith & Nephew I thank him for his leadership.

Richard (‘Dick’) de Shutter also retired at the Annual General Meeting. In his role as Senior Independent Director, Dick provided wise counsel through a period of significant growth and change. Ajay Piramal retired in March, having provided valuable insight into the emerging markets as we built our presence there. Pamela Kirby retired from the Board in July. She also made a major contribution – particularly as Chairman of the Ethics & Compliance Committee. I thank Dick, Ajay and Pamela for their service.

It is a credit to the growing strength and reputation of the Company that we have attracted top global talent to succeed these individuals. Vinita Bali joined the Board in December following an impressive career at blue-chip global corporations such as The Coca-Cola Company in multiple geographies including India, Africa, South America, the US and UK. Her strong appreciation of customer service and marketing will bring deep insight to Smith & Nephew as we continue to develop innovative ways to serve our markets. Erik Engstrom, the CEO of Reed Elsevier, joined the Board in January 2015. His understanding of how technology can be used to transform a business will be invaluable.

My first impression of Smith & Nephew was of a Company with strong leadership, a clear strategy and sound financial platform. The open communication between the Board and the executive team is a real strength of the business. I was particularly impressed with the execution of the ArthroCare acquisition, especially the thoroughness of our due diligence and how well the team is managing the integration.

I have also been able to spend time visiting our sites and meeting employees, including attending a Sports Medicine procedure to witness how our highly-skilled reps assist surgeons in improving outcomes. I have consistently found a business with a strong culture, particularly in areas of ethics and compliance, and people who are proud of their work supporting healthcare professionals.

Looking ahead I see many exciting opportunities – in the Established Markets where we are challenging the status quo through new commercial models, in the Emerging & International Markets where we have a leadership platform – and from recent acquisitions. In 2015, I believe we will begin to see more clearly the benefits of the transformational work that has been undertaken at Smith & Nephew, and I look forward to sharing more news of these achievements next year.

Yours sincerely,

Roberto Quarta

Chairman

“Smith & Nephew made good progress last year, delivering strong earnings growth and enhanced value to shareholders.”

Smith & Nephew Annual report 2014            5

STRATEGIC REPORT

Chief Executive Officer’s review

A good financial performance while strengthening the business

“The journey to reshape Smith & Nephew continues and I am excited by our prospects for accelerating growth in 2015 and beyond.”

Dear Shareholder

Smith & Nephew proudly supports healthcare professionals in their daily efforts to improve the lives of their patients. We do this by taking a pioneering approach to the design of our products and services, by striving to ensure wider access to our advanced technologies, and by enabling better outcomes for patients and healthcare systems. In doing so, we drive growth and create value for our stakeholders.

In 2014, we made great progress. We drove a much improved performance in US Hip and Knee Implants and maintained our momentum in Sports Medicine Joint Repair and Trauma & Extremities. Advanced Wound Bioactives, acquired at the end of 2012, again produced double-digit growth. Our continued investment in Emerging & International Markets drove revenues up 17%.

Performance in Europe was weaker and Advanced Wound Management was held back by a distribution hold on RENASYSà in the US, and I am confident that we have taken actions that will deliver a better 2015 across these areas. Additionally, the Phase 3 trial results for HP802 were a disappointment, but we remain committed to developing pioneering Advanced Wound Bioactives treatments.

The Group generated a good increase in revenues and trading profit, and an 8% uplift in EPSA. I am pleased by the changing mix of the business, as we successfully rebalance by strengthening our higher growth platforms. These now represent more than half of our revenue, up from just 35% three years ago.

Pioneering design

Smith & Nephew has a long history of pioneering design, dating back to our foundations in the 19th century. In 2014, we launched many exciting products, including a cruciate retaining version of our JOURNEYàII natural-motion knee, a first-of-its-kind DYONICSà PLAN surgical planning tool for hip arthroscopy, and the HAT-TRICK Lesser Toe Repair System. We continued to invest more in R&D, over 5% of revenue, and have a strong pipeline for 2015 and beyond.

6             Smith & Nephew Annual report 2014

For us, innovation is not just about products. It is also about how we do business. We seek new ways to serve our customers. In 2014, we pioneered a new commercial solution for Orthopaedic Reconstruction that fulfils the unmet needs of customers searching for a different value proposition. Called Synceraà, this offers clinically proven primary hip and knee implants combined with cutting-edge technology to streamline the extensive support process. Syncera has the potential to generate significant savings for the customer. We are encouraged by the contracts signed and prospective customers.

Widening access

In the Emerging & International Markets we have built an entrepreneurial business resourced to maximise the significant opportunities we see. In 2014, it generated more than $600 million revenue, with China, our largest market, growing revenue at over 30%. 15% of Group revenue came from these markets in 2014, up from 8% in 2010.

In 2014, we established a new commercial structure to market and expand our mid-tier value product ranges. This will provide wider access to our advanced technologies, helping us support an ever greater number of customers in delivering affordable healthcare.

Enabling better outcomes

We provide high quality products and medical education to help drive better clinical outcomes. During 2014, we saw strong and rising demand for unique products such as our hard-wearing VERILASTà Hips and Knees, VISIONAIREà patient-matched instrumentation and the PICOà portable disposable Negative Pressure Wound Therapy system. These, and many other advanced Smith & Nephew products, also enable healthcare professionals to treat more patients faster, improving the economic outcome for the healthcare system payers.

Strengthening our platform

In recent years, we have successfully supplemented our organic growth through acquisitions. Healthpoint Biotherapeutics gave us a leading position in Advanced Wound Bioactives, the fastest growing segment of Advanced Wound Management. We have also completed a number of acquisitions in the Emerging & International Markets, strengthening our platform by adding products, manufacturing, distribution and sales teams.

ArthroCare, completed in May 2014, has strengthened our Sports Medicine business. Its technology and products significantly enhance our portfolio, and we will use our global presence to drive substantial new growth. The integration is progressing well.

Enhanced efficiency

By simplifying and improving our operating model we are increasing our agility and efficiency. In 2011, we announced a programme to generate annual savings of $150 million. By 31 December 2014, we had achieved annualised savings of $146 million, enabling investment in the Emerging & International Markets, R&D and other growth opportunities.

In 2014, we announced a further programme to realise at least another $120 million of annual savings. This work is progressing well. For instance, we are rationalising our global property portfolio and found major savings through better procurement processes. These savings will more directly benefit the bottom line.

Great Place to Work

Achieving recognition as a Great Place to Work is important to me. It means having a workplace where employees are proud and excited to come each day because they are doing work that makes a difference for customers and patients. During 2014, I was proud to congratulate our colleagues in Spain for being the first country to achieve this distinction from the Great Place to Work Institute – and it will not be the last. Also, our sustainability performance was recognised again as we retained our rankings in both the FTSE4Good and Dow Jones Sustainability indices. Acting sustainably and responsibly to deliver long-term benefits to society is important. It is our employees who earn these awards, and I thank them for their efforts.

I am pleased with our momentum in 2014 as we delivered a good financial performance while strengthening the business, and you will find more details on our successful actions on pages 42 to 53. Whilst the journey to reshape Smith & Nephew continues, we enter 2015 stronger and more efficient and I am excited by our prospects for accelerating growth in 2015 and beyond.

Sincerely,

Olivier Bohuon

Chief Executive Officer

Our results 22.9% Trading margin[1] up 20bps 83.2¢ EPSA[1] up 8% 1 Explanations of these non-GAAP financial measures are provided on pages 176 to 179.

Smith & Nephew Annual report 2014            7

STRATEGIC REPORT

Smith & Nephew today

Our marketplace is growing

Demand for healthcare continues to increase worldwide. This is driven by increased longevity, more prevalence of obesity and associated disease states, greater expectation of an active lifestyle, improved awareness of treatment options and the increasing affluence of the emerging markets.

Advanced Surgical Devices	Advanced Wound Management
Total segment value	Total segment value
$24bn	$7bn
+5%	+4%

Our products are used by surgeons and nurses to help

repair and heal the human body throughout a person’s life

Global population

Source: United Nations – World Population Prospects, The 2012 Revision.

8             Smith & Nephew Annual report 2014

Served by our global businesses

Our global franchises design, develop and deliver our advanced medical technologies to customers in more than 100 countries globally.

Advanced Surgical Devices global
1. Orthopaedic Reconstruction
Specialist hip and knee implant systems.
Revenue[1]

$1,527m	+2%

2013 $1,518m
2. Trauma & Extremities
Internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
Revenue[1]

$506m	+4%

2013 $486m
3. Sports Medicine Joint Repair
Instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
Revenue[1]

$576m	+8%

2013 $496m
4. Arthroscopic Enabling Technologies
Cutting, visualisation and fluid management technologies necessary for Sports Medicine Joint Repair.
Revenue[1]

$542m	+1%

2013 $441m
5. Other ASD
ENT and gynaecology instrumentation.
Revenue[1]

$147m	+10%

2013 $74m

Advanced Wound Management global
1. Advanced Wound Care
Products for the treatment of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds.
Revenue[1]

$805m	–4%

2013 $843m
2. Advanced Wound Devices
Traditional and single-use Negative Pressure Wound Therapy (‘NPWT’) and hydrosurgery systems.
Revenue[1]

$192m	–9%

2013 $213m
3. Advanced Wound Bioactives
Bioactive technologies that provide unique approaches to debridement and dermal repair and regeneration.
Revenue[1]

$322m	+15%

2013 $280m

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

Smith & Nephew Annual report 2014            9

STRATEGIC REPORT
Smith & Nephew today *continued*

Our operations are global, serving customers in more than 100 countries

1

- Head office (Division & Group)
- Manufacturing
- Distribution Centre
- Office

1 US

Our Advanced Surgical Devices headquarters is based in Andover, our Advanced Wound Management US head office is in Fort Worth, and we have manufacturing facilities in Memphis, Mansfield and Oklahoma City

EMPLOYEES

6,255

2 UK & IRELAND

Home of our Global Head Office in London and the Advanced Wound Management manufacturing site in Hull, UK

EMPLOYEES

1,603

3 CONTINENTAL EUROPE

Our European organisation is headquartered in Baar, Switzerland and we have manufacturing facilities in Tuttlingen, Germany and Aarau, Switzerland

EMPLOYEES

2,040

10 **Smith & Nephew** Annual report 2014

2
3
4

4 CHINA

Our commercial office is in Shanghai, and we have manufacturing facilities in Beijing and Suzhou

EMPLOYEES

1,197

REST OF THE WORLD

We have commercial offices, manufacturing sites and warehouses across the world to serve our customers

EMPLOYEES

2,373

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS AND OTHER INFORMATION

Smith & Nephew Annual report 2014 11

STRATEGIC REPORT

Smith & Nephew today continued

Our business model

delivers value

Our value creation process

▸ Read more about our business model on page 21

Research & Development

We invest in products that meet unmet patient needs, improve outcomes and access and reduce the economic burden on healthcare systems.

We also drive pioneering into our business models, seeking new ways to serve our customers such as value proposition Syncera and the mid-tier portfolio.

Ethics & Compliance

We conduct business ethically everywhere we operate. We rigorously enforce ethics and compliance standards and expect the same from those with whom we do business.

Our Code of Conduct and Business Principles governs how we achieve these objectives.

Manufacturing

We implement Lean Manufacturing throughout our factories and supply chain to improve and sustain higher levels of service, quality, productivity and efficiency.

We are optimising our manufacturing, supply and distribution footprint to reduce our cost of goods.

Medical Education

We are proud to support the professional development of surgeons and nurses by providing medical education and training on our products to help ensure safe and effective treatment for patients.

Every year thousands of customers attend our training centres and courses around the world.

Sales & Marketing

We invest in our sales and marketing teams who ensure our customers have the advanced technologies and supporting services they need to treat their patients.

We support the provision of advanced medical and surgical treatments in over 100 countries.

Cash generated from operations

$961m

Our Capital Allocation Framework

Maintain a strong balance sheet to ensure solid investment grade credit metrics

Resource utilised
$7.3bn	$235m	13,468	15	$245m
Total Assets	Investment in R&D	Employees	Manufacturing plants worldwide	Corporation tax paid

12              Smith & Nephew Annual report 2014

With a strategy to

drive our performance

Our strategic priorities

Established Markets
Build upon existing strong positions, win market share through greater product and commercial innovation and drive efficiencies to liberate resources.

Emerging & International Markets

Deliver thought leadership in the Emerging & International Markets by building strong, direct customer relationships, widening access to our premium products and developing portfolios designed for the mid-tier population.

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

▶ Read more about our strategy in action on pages 42 – 53

Smith & Nephew Annual report 2014            13

STRATEGIC REPORT

Strategic performance

How we performed

Established Markets

Performance

Established Markets for Smith & Nephew are Australia, Canada, Europe, Japan, New Zealand and the US.

Our combined businesses in the Established Markets delivered flat growth for the year. Headwinds in Europe impacted our performance and offset the positive growth we achieved across the US, Japan, Australia & New Zealand.

In Advanced Wound Management, our performance was slightly below estimated global segment growth, despite a 15% growth in Advanced Wound Bioactives. While Trauma & Extremities, Hip Implants and Knee Implants growth were also slightly below the market, these franchises performed better than last year and demonstrated an improving trend in the second half of the year as a result of our investments in marketing, medical education and new products. In the higher growth Sports Medicine Joint Repair segment we delivered growth at around market rate and saw the first benefits of the ArthroCare acquisition.

Global Outlook

While there are some signs of improvement in economic conditions, overall the Established Markets continue to experience a challenging environment. We have responded by realigning our business models and made focused investments to enhance our performance and efficiency in these markets.

Emerging &

International Markets

Performance

Emerging & International Markets represent those outside of the Established Markets including the fast growing BRIC group of Brazil, China, India and Russia.

Our Emerging & International Markets grew at 17%, building further on the double-digit growth of 2013. These geographies now represent 15% of the Group’s overall revenue, up from 11% in 2011.

During 2014:

–   Our success in China continued with growth of over 30%, for a second year in a row, as our investment in training and infrastructure continue to show results.

–   Our Latin American markets, which include Brazil and Mexico, are set for improvement going forward as we spent the year integrating acquisitions and making organisational and strategic changes.

–   The execution of our mid-tier market strategy continues with the establishment of an independent commercial structure and increased investment in building a suitable product portfolio.

Global Outlook

The healthcare environment in our regions continues to rapidly expand and with the right investments combined with strategic execution will provide sustained growth opportunities for the Group.

Innovate for value

Performance

For Smith & Nephew ‘Innovate for value’ means having a pioneering approach to creating both products and new commercial models to bring products and services to our customers.

Consistent with 2013, R&D investment represented over 5% of revenue, bringing a wide range of products to market across all our franchises. More detail on individual products is set out on pages 21 to 22 and on pages 27 and 31.

In addition we have made investments in two venture funds as part of our search for future disruptive technologies.

We have also been investing in an innovative commercial solution for Orthopaedic Reconstruction that fulfils the unmet needs of customers searching for a different value proposition. Called Syncera, it offers customers clinically proven primary hip and knee implants combined with cutting-edge technology that streamlines the supply chain and logistics and enables technical support in the operating room. This new model has the potential to generate significant savings for the customer.

A pioneering approach to products and services provides competitive advantages. Smarter, easier to use, cost-efficient products and services can offset pricing pressures, disrupt markets and challenge the status quo, which will be required to meet the new and expanding demands for healthcare customers globally.

14              Smith & Nephew Annual report 2014

Simplify and improve

our operating model

Performance

Trading profit grew by 3% and trading profit margin increased by 20bps while investing in our commercial operations and meeting market and pricing pressures.

Key initiatives included:

–   Continuing to deliver our $150 million per annum efficiency savings programme, of which we have achieved annualised savings of $146 million as at 31 December 2014.

–   Commencing a further $120 million annualised Group Optimisation plan through a one-off investment of $150 million, which is progressing well.

–   Moving to a single Managing Director model in markets outside of the US, combining the commercial organisations to leverage scale and better serve customers.

By simplifying and improving our operating model we have been able to liberate resources to invest in growth opportunities, meet the persistent price pressure and improve our financial returns. A simpler and more efficient organisation allows us to make faster and better decisions.

Supplement organic

growth with acquisitions

Performance

In 2014, we completed five acquisitions and investments, including our largest deal to date, the $1.7 billion acquisition of ArthroCare Corporation. This brings the total over the last 4 years to 15 transactions for a combined consideration of $2.8 billion, including the $782 million acquisition of Healthpoint Therapeutics in late 2012.

ArthroCare was a compelling opportunity to add unique technology and highly complementary products to further strengthen our sports medicine business. We will be able to generate significant additional revenue from the more comprehensive portfolio. We will use our global presence to drive substantial new growth. The transaction accelerates our strategy to rebalance Smith & Nephew towards higher growth opportunities.

We regularly review acquisitions to ensure they are meeting our expectations, and use IRRs and ROCE to confirm performance is on track to deliver the required return. During 2014 we continued to integrate our recent emerging markets acquisitions, whilst Healthpoint performed strongly in its second full year in Smith & Nephew.

Acquisitions and partnerships are important elements which supplement organic investment and provide increased opportunity for high growth and value creation.

1 The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

2 Explanations of these non-GAAP financial measures are provided on pages 176 to 179.

Smith & Nephew Annual report 2014            15

STRATEGIC REPORT

Chief Financial Officer’s overview

We made significant

progress in 2014...

Our results

$4,617m

Revenue[1] up 2%

$1,055m

Trading profit[1,2] up 3%

1   The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

2   Explanations of these non-GAAP financial measures are provided on pages 176 to 179.

Dear Shareholder,

Smith & Nephew made significant progress in 2014 and continued to deliver good revenue and earnings growth. Our growth trajectory is being enhanced by the integration of our acquisitions, greater Group efficiency, and tax improvement – combining with strong cash generation and disciplined capital allocation to accelerate value creation for shareholders.

Strong earnings growth

In the full year 2014, we generated revenue of $4,617 million (2013: $4,351 million), an increase of 2% on an underlying basis and 6% on a reported basis. Acquisitions added 5% to the reported growth rate, while currency was a -1% headwind.

Trading profit was $1,055 million (2013: $987 million), up 3% underlying and 7% on a reported basis. The trading profit margin was 22.9% (2013: 22.7%), a 20bps increase despite the headwind from the US RENASYS distribution hold announced in June.

Operating profit for 2014 was $749 million (2013: $810 million), reflecting acquisition costs largely relating to ArthroCare, as well as restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items incurred. The net interest charge and other financing costs for 2014 were $33 million (2013: $7 million). Profit before tax was therefore $714 million (2013: $802 million).

The tax charge of $213 million reflects an effective tax rate of 27.7% for the full year (2013: 29.2%) on Trading results.

EPSA was 83.2¢ (166.4¢ per ADS) (2013: 76.9¢). Reported basic earnings per share was 56.1¢ (112.2¢ per ADS) (2013: 61.7¢).

Trading cash flow was $781 million (2013: $877 million), reflecting a trading profit to cash conversion ratio of 74% (2013: 89%).

Net debt at the year-end was $1,613 million reflecting our acquisitions of ArthroCare and in the emerging markets. This represents a reported net debt/EBITDA ratio of 1.2x.

Reinvestment & Group optimisation

During 2014, we launched a programme to target further efficiencies. We have identified four main areas of activity:

1  Globalising functions such as Finance, HR, IT and Legal to ensure that we are operating most effectively to support business growth.

2  Driving procurement savings to get the most value from the money we spend.

3  Rationalising our footprint to simplify the way we work.

4  Further simplifying our operating model, including establishing a single operating structure under a single managing director in all markets outside the US so that we can make decisions more quickly and effectively.

All areas of the programme are progressing well. Overall, we are on target to deliver benefits of over $120 million over a four-year period, with the majority of this expected to benefit margin over time.

Acquisitions

We acquired ArthroCare Corporation in 2014 for a net $1.5 billion. This has strengthened our Sports Medicine business. Its technology and products will significantly enhance our portfolio, and we will use our global presence to drive substantial new growth. The integration is progressing well.

The financial rationale for this transaction was strong, and we expect to realise cost and revenue synergies of around $85 million of additional annual trading profit in 2017.

Our other recent acquisitions continue to perform well. The Advanced Wound Bioactives business acquired at the end of 2012 delivered strong 15% growth in 2014. Our emerging markets acquisitions in Brazil, Turkey and India are now bedded in and delivering increasing benefits. And Bioventus, our orthobiologic therapies development vehicle, completed a successful external refinancing and repaid a $160 million loan-note, plus $28 million of accrued interest, to us in October.

16             Smith & Nephew Annual report 2014

...and continued to deliver good

revenue and earnings growth.

Segment reporting

As we simplify our operating model and move to one commercial organisation in all countries barring the US, we are updating our segmental reporting to reflect this, providing disclosure consistent with the financial information used by senior management to run the business. This means that from 1 January 2015 we will continue to disclose revenue performance by franchise, but other financial data, such as trading margin and assets, will no longer be split between two divisions – Advanced Surgical Devices (‘ASD’) and Advanced Wound Management (‘AWM’), since they are now part of one operating unit.

Outlook

We have made material progress in reshaping Smith & Nephew for higher growth since 2011. Whilst the journey to transform Smith & Nephew continues, increasingly we expect to benefit from the actions and investments we have made.

We expect the Group to deliver higher underlying revenue growth in 2015 than in 2014. We also expect to deliver a further improvement in trading profit margin.

Additionally, we expect the effective corporate tax rate on trading results to reduce to slightly above 27% in 2015, absent any changes to tax legislation. This is incremental to the 220bps reduction achieved in the last two years.

We believe the Group is at the start of a new and exciting phase in its 158-year history.

Sincerely,

Julie Brown

Chief Financial Officer

“We expect the Group to deliver higher underlying revenue growth in 2015 than in 2014. We also expect to deliver a further improvement in trading profit margin.”

Smith & Nephew Annual report 2014            17

STRATEGIC REPORT

Our marketplace

Changing demands

Market trends

The combination of ageing populations and increasing prevalence of obesity and associated chronic illness is expanding the gap between the demand for healthcare and ability of governments to supply it. The changing balance in ageing populations also means that there is a potential decrease in funds available for healthcare raised through taxes on the working population. Consequentially, governments and healthcare providers are looking for various ways to constrain their healthcare expenditure.

Cost and Outcomes

Healthcare providers, in an effort to reduce spending, are increasingly focusing on the cost of the whole treatment, rather than the individual components. This is leading governments and hospitals to seek greater transparency of product pricing.

As a result, health economic data is being used to obtain reimbursement or justify product pricing. Health economic data currently forms an integral part in shaping the recommendations from the National Institute for Health and Care Excellence (NICE) in the UK and in the US, the Affordable Care Act has committed budget spend to carry out comparative effectiveness research on treatments.

As well as the focus on suppliers of healthcare products, some providers are also implementing incentives for better health outcomes to reduce the costs associated with repeated patient treatments or reduced hospital stay.

Governments are beginning to impose penalties on healthcare facilities for acute patient re-admissions or for infections acquired within the health system which present an additional economic burden on health care systems.

In the US, healthcare-acquired infections cost almost $10 billion annually, with surgical site infections being the largest contribution to overall cost.

Product innovation has been the primary response by some suppliers in meeting patient and healthcare provider demands to improve outcomes, simplify procedures and reduce cost.

New commercial models, together with product innovation, are being adopted by health systems as a solution to improving resource allocation. There is a recent trend by health systems to shift towards ‘payment for performance’ schemes in an effort to promote high quality care and increase the effectiveness of treatments. Additionally, suppliers of healthcare products and devices are providing lower cost or reduced service offerings to those segments of the market more sensitive to price.

The healthcare industry is also seeing protectionism/localisation playing a part in the product selection process as some jurisdictions are implementing laws to show bias towards locally manufactured products. This already exists in Brazil for major tender offers and China is considering incentives to encourage hospitals to use locally made medical devices.

The increased demand for healthcare products and the limitation of available resources is widening the funding gap. Providing technologies that deliver value by improving clinical outcomes while reducing the consumption of overall healthcare resources is vital for the success and sustainability of medical device businesses.

Self-Care and Prevention

Self-care and prevention is regarded as an important element of healthcare in that it will help protect society from potential health threats by minimising the risk factors that cause them. Governments have been investing in programmes and providing tools to encourage and support healthier behaviour to reduce the strain on healthcare systems from ‘lifestyle’ diseases. Additionally, pressure is gradually being applied on the food industry to reduce saturated fats, sugar and salt in products and increase nutritional labelling in an effort to tackle rising rates of obesity and diabetes.

Regulatory standards

and compliance in the

healthcare industry

The international medical device industry is highly regulated. Regulatory requirements are important in determining whether substances and materials can be developed into safe and effective products and done so in an environmentally sustainable way.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to the placement on market and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration.

18             Smith & Nephew Annual report 2014

In general, with the aforementioned industry trends, safety standards and regulations in the medical device industry are becoming more stringent. Regulatory agencies are intensifying audits of manufacturing facilities and the approval time for new products has lengthened. Legislation covering corruption and bribery such as the UK Bribery Act and the US Foreign Corrupt Practices Act business also apply to all our global operations.

We are committed to assuring a high level of regulatory compliance and to doing business with integrity and welcome the trend to higher standards in the healthcare industry. We and other companies in the industry are subject to regular inspections and audits by regulatory agencies and notified bodies, and in some cases, remediation activities have and will continue to require significant financial and resource investment. See ‘Legal proceedings’ on page 146.

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

Pricing of our products is largely influenced in most developed markets by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where we operate. This control may be exercised by determining prices for an individual product or for an entire procedure. We are exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on revenue and operating profit. There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of our markets.

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

Manufacturing facility in Suzhou, China.

Smith & Nephew Annual report 2014            19

STRATEGIC REPORT

Our marketplace continued

Smith & Nephew estimates that the global orthopaedic reconstruction segment is worth approximately $14 billion and increased by approximately 3% in 2014. Competitors in the orthopaedic reconstruction segment include Biomet, DePuy Synthes (a division of Johnson & Johnson), Stryker and Zimmer.

Smith & Nephew estimates that the global orthopaedic trauma segment is worth approximately $5 billion and grew by approximately 6% in 2014. Competitors in the orthopaedic trauma segment include Biomet, DePuy Synthes, Stryker and Zimmer.

Smith & Nephew estimates that the global sports medicine segment (representing access, resection and repair products) is worth approximately $5 billion and grew by approximately 8% in 2014. Competitors in the sports medicine segment include Arthrex, Conmed, DePuy Mitek (a division of Johnson & Johnson) and Stryker.

Smith & Nephew estimates that the global wound management segment is worth approximately $7 billion and grew by 4% in 2014. Global competitors vary across our product areas and geographies and include Acelity, Coloplast, ConvaTec, 3M and Molnlycke.

Customers

In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, the healthcare providers are largely government organisations funded by tax revenues. In the US, our major customers are public and private hospitals, which receive revenue from private health insurance and government reimbursement programmes. Medicare is the major source of reimbursement in the US for knee and hip reconstruction procedures and for wound treatment regimes. In the emerging markets, demand is driven by self-pay patients.

Seasonality

Orthopaedic and sports medicine procedures tend to be higher in the winter months when accidents and sports related injuries are highest. Conversely, elective procedures tend to slow down in the summer months due to holidays.

Due to the nature of our product range, there is little seasonal impact on the Advanced Wound Management business.

20              Smith & Nephew Annual report 2014

STRATEGIC REPORT

Our business

Delivering advanced medical technologies

Smith & Nephew’s business model, set out on page 12, supports our mission to deliver advanced medical technologies to help healthcare professionals, our customers, improve the quality of life for their patients.

Through it we create value. This value creation process is actioned through five streams of activity.

–  Research & Development

–  Ethics & Compliance

–  Manufacturing

–  Medical Education

–  Sales & Marketing

Our business model is underpinned by our Capital Allocation Framework. This enables us to invest for the future, both in organic growth and through acquisitions, whilst also generating value for shareholders today through a progressive dividend policy and commitment to return any excess capital.

Research and Development

We have a deep knowledge of the needs of surgeons, physicians and nurses, we understand the economic pressures healthcare payers work under, and we recognise that patients are demanding better treatment options to restore quality of life.

These factors inform our Research and Development (‘R&D’) strategy, which is at the heart of our business model.

In 2014, we launched many exciting products, including a cruciate retaining version of our JOURNEY II natural-motion knee, a first-of-its-kind DYONICS PLAN surgical planning tool for hip arthroscopy, and the HAT-TRICK Lesser Toe Repair System. We have a strong new product pipeline for 2015, with many innovations scheduled.

These new products, and many more currently in development, are a result of our focus on R&D. We invested $235 million in this area in 2014, in-line with our commitment, stated in 2011, to increase our investment level to around 5% of revenue.

We are highly disciplined in project selection. Our R&D experts in the UK, US, Europe, China and India have extensive customer and sector knowledge, which is augmented by ongoing interaction with our marketing teams.

Strict criteria are applied to ensure new products fulfil an unmet clinical need, have a strong commercial case, and are technologically feasible. Our R&D teams also work closely with manufacturing and supply chain management to ensure we can produce new products to clinical, cost and time specification. Our products undergo clinical and health economic assessment both during their development and post launch.

Open innovation

As part of our R&D strategy, Smith & Nephew supports and works with numerous small companies looking for help with developing and commercialising new technologies. We scout globally for new technologies and services to meet the needs of our customers.

We are a primary sponsor of the Massachusetts Medical Device Development Center (‘M2D2’) New Venture Competition, supporting entrepreneurial product development by early-stage medical device companies. We also work with MassChallenge, a global start-up competition and accelerator programme, to support emerging companies that fit with our strategic areas of interest.

Smith & Nephew Annual report 2014            21

STRATEGIC REPORT

Our business continued

We continued in 2014 as the commercial partner in SWAN-iCare, an EU-funded initiative to bring multidisciplinary European research teams together to deliver a next generation integrated autonomous solution for monitoring and adapting personalised therapy of foot and leg ulcers.

Smith & Nephew also welcomes new product concepts from surgeons. Through our InVentures programme we collaborate to bring ideas to reality. InVentures evaluates surgeon concepts for technical and market viability and our development team works hand-in-hand with surgeons to deliver new products that advance healing. Commercialised products benefit from the global selling power of Smith & Nephew.

In addition, Smith & Nephew invests in early stage technologies relevant to our business. Recent examples include UK-based Michelson Diagnostics that is developing a point-of-care tissue-imaging system that for the first time allows users to see below the surface of the skin; and an incubator fund investing in orthopaedic technologies close to commercial launch.

We continue to scout for further opportunities where we can access new disruptive technologies in our areas of specialism. These investments are typically in technologies that are not yet ready for acquisition but that we believe hold great promise. As well as funding, we may bring R&D, management and manufacturing expertise, and gain privileged access to or rights to the technology. We aim to accelerate the journey to market and may ultimately acquire the business.

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

Ethics and compliance

Code of conduct and

business principles

Smith & Nephew earns trust with patients, customers, healthcare professionals, authorities and the public by acting in an honest and fair manner in all aspects of its operations.

We expect the same from those with whom we do business, including distributors and independent agents that sell our products. Our Code of Conduct and Business Principles (‘Code’) governs the way we operate to achieve these objectives.

Smith & Nephew takes into account ethical, social, environmental, legal and financial considerations as part of its operating methods. We have a robust whistle-blowing system in all jurisdictions in which Smith & Nephew operates. We are committed to upholding our promise in our Code that we will not retaliate against anyone who makes a report in good faith.

New employees receive training on our Code, and we assign annual compliance training to employees. In 2014, we updated our Code training. The new module is more interactive, role-based and allows individuals to apply the Code in different scenarios. Individuals can earn ‘trust points’ and ‘achievement badges’ if they make the right choices in the scenarios. Individuals who show an understanding of the Code by selecting the right behaviour in a scenario can move through the module more quickly than individuals who choose the incorrect behaviour and are then subject to remediation.

Global compliance programme

Smith & Nephew has implemented what we believe is a world-class Global Compliance Programme that helps our businesses comply with laws and regulations. Our comprehensive compliance programme includes global policies and procedures; on-boarding and annual training for employees and managers; monitoring and auditing processes; and reporting channels.

Through a global intranet website, we provide resources and tools to guide employees to make decisions that comply with the law and our Code and earn trust. We conduct advance review and approval for significant interactions with healthcare professionals or government officials. We regularly assess existing and emerging risks in the countries in which we operate.

Managing Directors complete an annual certification to the CEO to confirm implementation of required programmes. Managers and employees make an annual compliance certification, and executive management, managers and employees have a compliance performance objective customised to their level in the organisation.

In 2014, we developed and piloted a face-to-face course for new managers, which supplements the on-line manager certification training. In 2015, all new managers will be required to complete both the on-line and the face-to-face course.

New distributors and other higher risk third parties are subject to screening and are contractually obligated to comply with applicable laws and our Code. Their management is required to take compliance training and certify that they will ensure their employees and agents comply with the law and our Code. They also receive a CD-ROM with tools to assist them with their own compliance programmes. We have expanded our oversight of independent agents and distributors with on-site assessments to check compliance controls and monitoring visits to review a sample of transactions from their books and records.

In 2014, Smith & Nephew filed its first report in compliance with the US Physician Payments Sunshine Act, which comprised over 22,000 transactions with nearly $18 million in payments and expenses to reportable individuals and entities.

In early 2015, Smith & Nephew submitted the final report to the US Department of Justice (‘DoJ’) and the US Securities and Exchange Commission (‘SEC’) required under the Company’s Foreign Corrupt Practices Act settlement agreement. We also filed our first report under the deferred prosecution agreement we inherited with the ArthroCare acquisition (see Note 17.3 of the Notes to the Group accounts).

22             Smith & Nephew Annual report 2014

High quality manufacturing An employee at our manufacturing plant in Tuttlingen, Germany, working on a polished cementless hip stem.

Manufacturing

We operate manufacturing facilities in a number of countries across the globe, and a number of central distribution facilities in key geographical areas in which we operate. Products are shipped to individual country locations which hold small amounts of inventory locally for immediate supply to meet customer requirements. We have a defined manufacturing and facility footprint plan in-line with our commercial strategy which we review on a regular basis.

We continue to implement improved processes such as ‘Lean Manufacturing’ throughout our factories, the global supply chain and the supporting operations to improve and sustain the levels of safety, quality, delivery, productivity and efficiency. We have numerous Core Competences including: materials technology; precision machining, high volume and automated manufacturing for both our Advanced Surgical Devices and Advanced Wound Management products.

We procure raw materials, components, finished products and packaging materials from key suppliers. These purchases include metal forgings and stampings for orthopaedic products, optical and electronic subcomponents for sports medicine products, active ingredients and semi-finished goods for Advanced Wound Management as well as packaging materials across all product ranges.

Suppliers are selected, and standardised contracts negotiated, by a centralised procurement team wherever possible, with a view to ensure value for money based on the total spend across the Group.

We outsource certain parts of our manufacturing processes where necessary to obtain specialised expertise or gain lower cost without undue risk to our intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to our specification, and adhere to and maintain an appropriate quality system. Our specialist teams work with and monitor suppliers through on-site assessments and performance audits to ensure the required levels of quality, service and delivery.

Our largest manufacturing operation for Advanced Surgical Devices is based in Memphis (Tennessee, US), with additional production and assembly plants based in Mansfield (Massachusetts, US), Oklahoma City (Oklahoma, US), Austin (Texas, US), Aarau (Switzerland), Tuttlingen (Germany), Beijing (China), Calgary (Canada), Warwick (UK), Heredia (Costa Rica) and Sangameshwar (India).

The Memphis facilities produce key products and instrumentation in our Knee Implants, Hip Implant and Trauma franchises. These include the JOURNEY II and LEGIONà knees, the ANTHOLOGYà Primary Hip System and key Trauma products such as the PERI-LOCà Ankle Fusion Plating System and TRIGENà Intramedullary Nails. In addition to this, Memphis is the home to the design and manufacturing process of the VISIONAIRE patient matched instrumentation sets.

The Mansfield facility focuses on sports medicine related products for minimally invasive surgery including the FAST FIXà 360 Meniscal Repair System, FOOTPRINTà PK Suture Anchor, DYONICS Platinum Shaver Blades, ENDOBUTTONà CL Ultra and the HEALICOILà PK suture anchor.

The Aarau, Tuttlingen, Beijing and Warwick facilities produce a large number of products including key trauma products, the PLUSà knee and hip range and the BIRMINGHAMà Hip Resurfacing System. The facility in Oklahoma City deals mainly with the assembly of surgical digital equipment, such as HD560à Camera.

We operate three main holding warehouses, one in each of Memphis (Tennessee, US), Baar (Switzerland) and Singapore. These facilities consolidate and ship to local country and distributor facilities.

The Advanced Wound Management manufacturing is primarily managed from our factory and offices in Hull (UK). Wound Management products are also made at our facilities in Suzhou (China), Curaçao (Dutch Caribbean), Alberta (Canada) and Oklahoma City (Oklahoma, US).

The products made at the Hull site cover the therapies of Exudate management (Foam products – principally ALLEVYNà), Burns treatment (ACTICOATà) and Wound Closure (OPSITEà film products). Several products produced in Hull, such as JELONETà and BACTIGRASà, transitioned to Suzhou in 2014, as part of our global footprint optimisation programme.

Smith & Nephew Annual report 2014            23

STRATEGIC REPORT

Our business continued

OPSITE Post-Op Visible

A waterproof, bacteria-proof dressing with

see-through absorbant pad. Unique design allows

continual monitoring of the incision site without the

need to disrupt the healing process.

A key base material used in the production of a large number of dressings is the intermediate bulk rolls of film which are manufactured in the Gilberdyke (UK) facility. The facility in Alberta (Canada) provides specific expertise in the addition of silver coatings onto the ACTICOAT burns range prior to shipping to Hull for the final conversion process into finished dressings. The facility in Gilberdyke (UK) was sold in 2014, and will continue to supply sub components to other facilities until 2016. The processes at the Alberta facility are being transferred to the Hull site during 2015.

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

Manufacturing for Advanced Wound Bioactives takes place in Curaçao, and at various third party facilities in the US. The products are distributed from a third party logistics facility in San Antonio (Texas, US). Advanced Wound Bioactives has facilities for the development and possible production of cell based therapies in Fort Worth (Texas, US).

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

In 2014, we provided training to more than 25,000 surgeons. Working under expert guidance, attendees refine techniques and learn new skills, whilst experiencing the safe and effective use of our products. We also support healthcare professionals through our on-line resources such as the Global Wound Academy, The Wound Institute and, for surgeons, our Education and Evidence website.

Sales and marketing

Our customers are the providers of medical and surgical treatments and services in over 100 countries worldwide.

The largest single customer worldwide is a purchasing group based in the UK that represented less than 5% of our worldwide revenue in 2014.

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

Our US sales forces consist of a mixture of independent contract workers and employees. Sales agents are contractually prohibited from selling products that compete with our products. In most other Established Markets country-specific commercial organisations manage employee sales forces directly.

In our Emerging & International Markets we operate through direct selling and marketing operations, and through distributors. In these markets, our Advanced Surgical Devices franchises frequently share sales resources. The Advanced Wound Management sales force may be separate where it calls on different customers.

24              Smith & Nephew Annual report 2014

Our people

Smith & Nephew is committed to attracting, engaging, developing and retaining employees. In 2014, we had more than 14,000 employees dedicated to our core values of Innovation, Trust and Performance. These values represent the foundation of our culture, and underpin our commitment to be an employer of choice as well as a responsible corporate citizen.

Investing in our people and communities helps ensure the long-term sustainability of our business. Smith & Nephew strives to create a more engaged and productive workforce and focuses on measures to drive employee engagement. These include an understanding of the Group’s mission and direction, sense of employee involvement, focus and adaptability to customers and market place. We continue to listen to our employees, via regular surveys and focus groups, and we value their opinions. In 2014, we conducted a Global Employee survey to measure progress against our actions and were named Great Place to Work in Spain.

Attracting the best talent and developing and engaging our employees are critical to achieving and sustaining our business objectives and overall performance. Employee advancement is merit-based, based on performance as well as demonstration of core competencies which include our core values with an emphasis on ethics and integrity. We prioritise the development and promotion of our existing employees whenever possible.

Each year, Smith & Nephew conducts a comprehensive global development and capability review process to identify high-potential employees and ensure they have robust career development plans. Talented employees are provided with opportunities to develop their skills and career through new assignments and on the job experiences. Current programmes include our Chief Executive Officer (CEO) Forum – where small groups of high potential and emerging talent are given the opportunity to learn more about the business from the Company’s most senior leaders and to benefit from peer mentorship – and the annual Managing Director’s Meeting where country and regional commercial leaders begin the year in alignment with the Group’s strategy and goals. In addition, the Board reviews succession plans for key executive roles and succession plans are in place for critical positions across our business.

Our performance management process ensures all employees set objectives which align to our overall business goals and have clear line-of-sight to how their individual contributions benefit the Company. Our performance management system assesses and rewards both performance and behaviour, in line with our Code of Conduct. All employees have a specific annual objective to adhere to the Code of Conduct and to complete training and certify their adherence to this Code.

Smith & Nephew strives to create a highly engaged and productive workforce. We foster this goal with targeted initiatives to ensure understanding of the Company’s mission and direction, encourage employee involvement, and ensure focus and adaptability to our customers and market place. We seek employee feedback via regular surveys and focus groups, and we act on this feedback in the spirit of continuous improvement.

Diversity at Smith & Nephew

Smith & Nephew believes that diversity fuels innovation. We are committed to employment practices based on equality of opportunity, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job.

Smith & Nephew has a Human Resource Global Standard for diversity and inclusion in the workplace and is committed to creating an inclusive environment that embraces and promotes diversity.

The Board and Executive officers continue to recognise the importance of diversity and over the last two years have expanded their own diversity profile: three of our ten Board members are female.

On 31 December 2014, Smith & Nephew had the following breakdown of employees:

We aim to provide an open, challenging, productive and participative environment based on constructive relationships.

We maintain open and transparent communication with employees through regular and timely information and consultation. We clearly communicate our business goals and performance standards, and provide the training, information and authority needed to achieve them. We provide fair recognition and reward based on performance. Our annual CEO Award, open to all employees worldwide, recognises employees who deliver exceptional results in line with our core values, encouraging innovation and a spirit of continuous improvement at all levels. We are committed to working with employees to develop each individual’s talents, skills and abilities. We provide encouragement to learn and continuously improve. We recruit, employ and promote employees on the sole basis of the qualifications and abilities needed for the work to be performed. We do not tolerate discrimination on any grounds and provide equal opportunity based on merit.

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

Number of Employees [1]
Board of Directors
Male	7
Female	3
Total	10
Senior Managers and above[2]
Male	562
Female	168
Total	730
Total employees
Male	8,485
Female	5,757
Total	14,242

1   Number of employees as at 31 December 2014 including part time employees and employees on leave of absence.

2   Senior Managers and above includes all employees classed as Directors, senior Directors, Vice Presidents and Executive officers and includes all statutory Directors of our subsidiary companies.

Smith & Nephew Annual report 2014            25

STRATEGIC REPORT
Segment performance: Advanced Surgical Devices

Advanced Surgical Devices

Revenue[1]

+3%

$3,298m

3,050
3,251
3,308
3,085
3,298
2010
2011
2012
2013
2014

Trading profit[2]

$810m

736
714
728
712
810
2010
2011
2012
2013
2014

Operating profit

$626m

700
630
632
620
626
2010
2011
2012
2013
2014

Trading profit margin[2]

+100bps

24.6%

24.1
21.9
23.4
23.6
24.6
2010
2011
2012
2013
2014

Franchise areas

- Orthopaedic Reconstruction (Knee Implants and Hip Implants)
- Trauma & Extremities
- Sports Medicine Joint Repair
- Arthroscopic Enabling Technologies ('AET')
- Other ASD

Revenue split by franchise area (%)

OTHER ASD 4%
AET 16%
KNEE 27%
SPORTS MEDICINE 34%
ORTHOPAEDIC RECONSTRUCTION 47%
SPORTS MEDICINE JOINT REPAIR 18%
$3,298m
HIP 20%
TRAUMA EXTREMITIES 15%

Revenue by franchise area[1] ($m)

+1%
+2%
+4%
+8%
+1%
+10%
653
654
865
873
486
506
496
576
441
542
74
147
2013 2014
HIPS
KNEES
TRAUMA & EXTREMITIES
SPORTS MEDICINE JOINT REPAIR
AET
OTHER ASD
ORTHOPAEDIC RECONSTRUCTION
SPORTS MEDICINE

Manufacturing sites

- US and Canada: Memphis TN, Mansfield MA, Oklahoma City OK, Austin TX and Calgary – Canada
- Europe: Aarau – Switzerland, Tuttlingen – Germany
- UK: Leamington Spa (Warwick)
- Other: Beijing – China, Heredia – Costa Rica, Sangameshwar – India

Service centres

- US, UK, Germany, Japan and Australia

26 **Smith & Nephew** Annual report 2014

Overview

In Advanced Surgical Devices (‘ASD’) we develop, manufacture and sell products in the areas of Orthopaedic Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies, and others such as Gynaecology and Ear, Nose and Throat.

Orthopaedic Reconstruction

Smith & Nephew offers a range of specialist products for orthopaedic reconstruction in its Knee Implants and Hip Implants franchises.

Implant bearing surfaces such as the proprietary OXINIUMà Oxidized Zirconium continue to be a point of differentiation for Smith & Nephew. OXINIUM Technology combines the enhanced wear resistance of a ceramic bearing with the superior toughness of a metallic bearing. When combined with highly cross-linked polyethylene (‘XLPE’) it results in our proprietary VERILAST Technology. In Hip Implants, the combination of a ceramicised metal head and a highly cross-linked polyethylene lined cup have been shown in various national joint replacement registries to have displayed best in class survivorship rates when compared to implants made from any other materials. In Knee Implants, the LEGION Primary Knee with VERILAST Technology is the only knee implant that has been laboratory-tested to 30-years of simulated wear. While lab testing is not the same as clinical performance, the tests showed significant reduction in wear compared to conventional technologies.

Knee Implants

Smith & Nephew offers a range of products for specialised knee procedures. In 2014, Smith & Nephew launched the JOURNEY II Cruciate Retaining (‘CR’) knee implant extending the JOURNEY II Active Knee System to procedures that preserve the posterior cruciate ligament (‘PCL’) which account for approximately half of all knee replacement procedures.

The LEGION/GENESISà II Total Knee System is a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision.

These systems also feature VERILAST Technology, our advanced bearing surface and also utilise VISIONAIRE Patient-Matched Instrumentation.

With VISIONAIRE Instrumentation, a patient’s MRI and X-rays are used to create customised cutting blocks that allow the surgeon to achieve optimal mechanical axis alignment of the new implant. In addition, VISIONAIRE also helps save time by reducing the number of procedural steps and instruments used in the operating room.

In 2014, Smith & Nephew entered into a commercial agreement with Blue Belt Technologies (‘BBT’), makers of the Navio® Orthopaedic Surgical System, the next generation of orthopaedic robotic surgical navigation. Under this agreement, surgeons using the Navio system will be able to implant Smith & Nephew’s JOURNEY UNI partial knee.

We also announced an agreement with OrthoSensor, the leader in intelligent orthopaedics, that will enable surgeons to benefit from OrthoSensor’s VERASENSETM Sensor Assisted Surgery Technology for soft tissue balancing when implanting our JOURNEY II and LEGION Total Knee Systems. VERASENSE utilises advanced sensor technologies to enable evidence-based surgical decisions regarding component position, limb alignment and soft tissue balance to optimise outcomes in total knee replacement.

Hip Implants

For Hip Implants, core systems include the ANTHOLOGY Hip System, SYNERGYà Hip System, the SMFà Short Modular Femoral Hip System, the R3à Acetabular System, the POLARCUPà Dual Mobility Hip System and the SL-PLUSà Hip Family System.

In 2014, we introduced the POLARSTEMà HA Cementless Stem System in the US for state-of-the-art minimally invasive surgical techniques that preserve bone and soft tissue, with good functionality and reproducible results.

Smith & Nephew Annual report 2014            27

STRATEGIC REPORT

Segment performance: Advanced Surgical Devices continued

For US patients, our successful VERILAST knee consumer campaign was expanded to include hips in 2014. Thanks to the combination of a well-established brand, a compelling call-to-action and our position as the first company to advertise differentiating technology to this audience, we were able to mirror the successes of our earlier knee campaigns by driving potential patients to our consumer-facing RediscoverYourGo website and its surgeon locator.

Trauma & Extremities

Our Trauma & Extremities franchises offer both internal and external fixation and tissue repair devices, as well as other products used in the stabilisation of severe fractures and deformity correction procedures.

For extremities and limb restoration, the franchise offers the TAYLOR SPATIAL FRAMEà Circular Fixation System as well as a range of plates, screws, arthroscopes, instrumentation, resection, and suture anchor products for orthopaedic surgeons including foot and ankle, hand and wrist, and trauma surgeons. For Trauma, the principal internal fixation products are the TRIGENà family of IM nails (TRIGEN META-NAIL System, TRIGEN Humeral Nail System, TRIGEN SURESHOTà, and TRIGEN INTERTANà) and the PERI-LOCà Plating System.

2014 saw the introduction of the D-RADà SMART PACK System for treating distal radius fractures. The new system – which includes complete, sterile, single-use instrument kits with implants, and a tray of sterile packaged fasteners and templates – allows hospital operating room staff to reduce the typical time and expense involved with reprocessing traditional plate and screw systems.

In wrist repair, we introduced a new solution for triangular fibrocartilage (‘TFCC’), a complex repair that leverages our FAST-FIXà 360 technology and provides an all arthroscopic repair which eliminates knot stack.

Smith & Nephew also announced its entry into the forefoot market in 2014, with the launch of the HAT-TRICK Lesser Toe Repair System. Comprised of three separate repair options, the HAT-TRICK System includes products for metatarsophalangeal (‘MTP’) ligament repair and reconstruction, a metatarsal osteotomy guide, and a revisable, all-PEEK implant for Proximal Inter-Phalanges (‘PIP’) fusion, also known as hammer-toe correction.

In hip repair, we introduced INTERTANà Gold instrumentation that is designed to streamline the surgical steps and improve clinical outcomes by offering a more efficiently designed set. In addition, the INTERTAN 10S was launched to meet the unique needs of smaller-stature patients by offering a more appropriate size for this population.

We launched the EVOSà MINI Plating System for use in complex fractures of the long bones of the arms and legs. Designed specifically for traumatologists, this long-bone-specific system includes the variety of mini, flat plates and screw sizes necessary to address both fracture reduction and short-term fixation while the final, load-bearing repair is being completed.

Sports Medicine Joint Repair

The Sports Medicine Joint Repair franchise offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints, including knee, hip and shoulder repair.

Our global position within the Sports Medicine Joint Repair market was strengthened significantly in 2014, with the May acquisition of ArthroCare Corporation. The transaction adds technology and highly complementary products to our existing portfolio, including new shoulder anchor innovation.

In 2014, Smith & Nephew launched its SUTUREFIXà Ultra soft suture anchor for hip and shoulder labral repair to surgeons in the US. The new anchor’s small, soft construct, and superior pull-out strength, allow surgeons to more precisely place fixation points around the joint to more accurately re-approximate the patient’s native anatomy.

2014 also saw the launch of the N8TIVEà ACL (anterior cruciate ligament) System which helps surgeons create highly anatomic ACL Reconstructions. N8TIVE allows surgeons to restore the size, shape, and location of the native femoral and tibial ACL insertion points.

Arthroscopic Enabling

Technologies (‘AET’)

Our Arthroscopic Enabling technologies franchise now includes the latest generation COBLATIONà radio frequency (‘RF’) technology acquired from ArthroCare, as well as electromechanical and mechanical blades and hand instruments for the removal of damaged tissue. Additionally, the franchise offers fluid management equipment for surgical access and high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joint.

Key AET products include DYONICS shaver blades, ACUFEXà handheld instruments, and a wide range of RF probes. The ArthroCare acquisition brought us the latest generation of RF technology – the internationally patented COBLATION technology – which offers ablation, resection, and coagulation of soft tissue and hemostasis of blood vessels. The DYONICS Platinum Series Shaver Blades are single-use blades that provide superior resection due to their sharpness and virtually eliminate clogging through their improved debris evacuation capabilities. The DYONICS PLAN Hip Impingement Planning System was launched in 2014. This interactive, 3D software system uses data from low-dose[1] CT scans to help surgeons visualise, assess and plan each patient’s unique Femoroacetabular Impingement (‘FAI’) surgery before they enter the operating room.

Other ASD

The Other ASD franchise includes smaller businesses such as Gynaecology and our newly acquired Ear, Nose and Throat (‘ENT’) business.

The main Gynaecology product is the TRUCLEARà System, a first-of-its-kind hysteroscopic tissue removal system, providing safe and efficient removal of endometrial polyps and submucosal fibroids. The business also sells a hysteroscopic fluid management system, which provides uterine distension and clear visualisation during hysteroscopic procedures.

Our ENT business develops, manufactures, and markets products for the ENT market space. We offer a wide variety of products in this area including our COBLATION technology and our RAPIDRHINOà carboxymethylcellulose (‘CMC’) technology which is featured in dissolvable nasal and sinus dressings, removable nasal and sinus dressings, and epistaxis treatment products.

1	Low-dose scan protocol reduces radiation by approximately 50% compared to standard CT protocol.
CT Protocol Report, HIPS. Document number 15001984, 2013. Data on file at Smith & Nephew.

28             Smith & Nephew Annual report 2014

VERILAST Technology for Hip Replacement The proprietary technology combines innovation with long-term performance.

Regulatory approvals

In 2014, regulatory clearances/approvals were obtained for several key products and instrumentations.

In the US, 510(k) clearances were given to the D-RADà SMART PACK, VLPà MINI-MOD Plates and Screws, EVOS Mini-Fragment Plating System, JOURNEY II BCS Constrained Articular Inserts, BIOSURE HEALICOILà PK screw, Cannulated Captured Screw, N8TIVE ACL Anatomic Reconstruction System and NasaStentà CMC Nasal Dressing. Additional 510(k) clearances were also granted for our VISIONAIRE software revisions as well as the Q-Fixà Suture Anchor, the Multi-Fixà S Knotless Fixations System and the Topazà EZ Microdebrider COBLATION Wand.

In Canada, approvals were granted for our LEGION Narrow OXINIUM and CoCr Femoral Components, HEALICOIL REGENESORBà Suture Anchor, the SUTUREFIXà ULTRA Suture Anchor, TFCC FAST-FIX Kit, TRUEPASSà Suture Passer, DYONICS PLAN, ULTRATAPEà, N8TIVE ACL Reconstruction System, BIOSURE HEALICOIL PK screw, KVacà and Ambient KVac COBLATION Wands, Q-Fix Suture Anchor System and MediENTà Turbinate Implant.

In Australia, LEGION Narrow OXINIUM, HEALICOIL REGENESORB, LEGION Hinge Knee System, KVac COBLATION Wand, N8TIVE ACL Reconstruction System, SpeedLockà Hip Knotless Fixation System, Multi-Fix S Knotless Fixation Device, Q-Fix Suture Anchor System, Venteraà Sinus Dilation System and Serpentà Articulating ENT Instrument were approved.

In Latin America, the Quantumà 2 COBLATION System and the Magnumà 2 Knotless Fixation Device were approved in Argentina; the Speedfixà Suture System and the Titanà Suture Anchor were approved in Brazil; and the RAPIDRHINO System was approved in Mexico.

In Europe, the following products obtained regulatory clearance: HEALICOIL REGENSORB Suture Anchor, VLP MINI-MOD Plates and Screws, the EVOS Mini-Fragments Plates and Screws, the LEGION Hinge Knee System and the JOURNEY II CR Knee System.

In Japan, the ANTHOLOGY HA Coated Hip stem, SMFà Hip Stem, Osteoraptorà OS Suture Anchor, HEALICOIL REGENESORB Suture Anchor, SUTUREFIX ULTRA Suture Anchor, TFCCà FAST-FIX Kit, OSTEORAPTORà HA curved, TRUEPASS Suture Passer, DYONICS PLAN, and ULTRATAPE were all approved.

Other approvals include the Speedlock Hip Knotless Fixation System in Singapore and the ENT Irrigation Pumpà in Korea.

Smith & Nephew Annual report 2014            29

STRATEGIC REPORT
Segment performance: Advanced Wound Management

Advanced Wound Management

Revenue[1]

-1%

$1,319m

912
1,019
1,029
1,336
1,319
2010
2011
2012
2013
2014

Trading profit[2]

$245m

233
247
237
275
245
2010
2011
2012
2013
2014

Franchise areas

- Advanced Wound Care
- Advanced Wound Devices
- Advanced Wound Bioactives

Revenue split by franchise area (%)

ADVANCED WOUND BIOACTIVES 24%
$1,319m
ADVANCED WOUND CARE 61%
ADVANCED WOUND DEVICES 15%

Revenue by franchise area[1] ($m)

-4%
-9%
+15%
843
805
213
192
280
322
2013
2014
2013
2014
2013
2014
ADVANCED WOUND CARE
ADVANCED WOUND DEVICES
ADVANCED WOUND BIOACTIVES

Operating profit

$123m

220
232
214
190
123
2010
2011
2012
2013
2014

Trading profit margin[2]

-200bps

18.6%

25.6
24.3
23.1
20.6
18.6
2010
2011
2012
2013
2014

Manufacturing sites

- US and Canada: Oklahoma City OK, Fort Worth TX, Calgary– Canada
- UK: Hull
- China: Suzhou
- Other: Curaçao

Service centres

- US, UK, Germany, Japan and Australia

30 **Smith & Nephew** Annual report 2014

Overview

In Advanced Wound Management (‘AWM’) we offer products from initial wound bed preparation through to full wound closure. These products are targeted at chronic wounds associated with the elderly population, such as pressure sores and venous leg ulcers. There are also products for the treatment of acute wounds such as burns and invasive surgery that impact the wider population.

The main products within the AWM business are for management of wound exudate, treatment and prevention of wound infections, negative pressure wound therapy (‘NPWT’) and bioactive therapies. The portfolio is grouped into disposable wound care products (Advanced Wound Care), electrical equipment for wound therapy (Advanced Wound Devices) and bioactives (Advanced Wound Bioactives).

Advanced Wound Care

Exudate management

Exudate management products focus on effectively and efficiently managing wound fluid and creating an optimal healing environment to promote improved healing outcomes. Our key brands in this space are ALLEVYN foam dressings and DURAFIBERà gelling fibre dressings.

In 2014, we continued to invest in the development and commercialisation of our flagship ALLEVYN brand, with significant sales and marketing efforts in key countries. The ALLEVYN brand is evolving towards ALLEVYN Life, our latest innovation in foam dressings, which was designed to provide a better patient experience, and greater wear time. This leads to improved patient outcomes and economic savings for payers, which has now been demonstrated in several studies.

We have also experienced a significant increase in the utilisation of ALLEVYN Life as a prophylactic measure to help prevent pressure ulcers, driven by the dressing’s unique multi-layer design which gives it superior pressure redistribution properties.

Throughout 2014, we have continued to invest in customer insights and the generation of meaningful clinical and health economic evidence to ensure that our ALLEVYN portfolio is in a sustainable, category leading position and delivers to our customers’ expectations.

Infection management

AWM has two significant technologies in its infection management portfolio, silver (ACTICOAT, DURAFIBER Ag and ALLEVYN Ag) and iodine (IODOSORBà). The iodine-based IODOSORB product has continued to gain interest due to the unique properties of the cadexomer iodine molecule and their impact on biofilms, which have become a well-recognised barrier to healing in wound care. IODOSORB benefits from one of the most comprehensive evidence bases in wound care.

We are also experiencing strong interest in ACTICOAT, particularly in post-surgical wounds to prevent the complications associated with surgical site infection and in delayed healing chronic wounds.

Other

AWM offers a wide range of other wound care products, resulting in Smith & Nephew having one of the most comprehensive ranges of wound care solutions in the industry. These products include our film and post-operative dressings, skincare products and gels.

IV3000à: AWM’s specialist breathable premium IV dressing, utilising REALTICà film technology and unique patterned adhesive, continues to perform well, particularly driven by emerging markets. In 2014, the IV3000 range benefited from several product upgrades reinforcing its differentiation as a premium offering. Success in the emerging markets has created an opportunity for a mid-tier offering, which will be introduced in 2015.

ALLEVYN Life

An innovative multi-layered dressing designed for people living their everyday lives.

Smith & Nephew Annual report 2014            31

STRATEGIC REPORT

Segment performance: Advanced Wound Management continued

OPSITE Post-Op Visible: This is our innovative dressing that combines the qualities of a premium dressing with the ability to see and monitor the incision. This unique product continues to deliver strong growth in both our Established Markets and Emerging & International Markets, supported by investment in clinical evidence.

Advanced Wound Devices

Advanced Wound Devices consists of two categories of products: NPWT and VERSAJETà.

NPWT

Our NPWT solutions include traditional NPWT products (RENASYS products) and the single-use portfolio (PICO and KALYPTOà products).

We are also progressing with launch plans for our next-generation traditional NPWT product.

During 2014, we were required to initiate a distribution hold in the US on RENASYS products as the FDA indicated new regulatory clearances were required in respect of certain design enhancements. We are working to obtain these and RENASYS remains available outside of the US.

The PICO system, our single-use, canister-free solution, is revolutionising NPWT. As familiar and easy to use as an advanced wound dressing, PICO provides an active intervention to help promote optimal healing for early discharge and enhanced outcomes in complex cases. PICO simplifies the delivery of negative pressure, which benefits patients and caregivers alike.

VERSAJET

The VERSAJET II Hydrosurgery system is a mechanical debridement device used by surgeons to excise and evacuate non-viable tissue, bacteria and contaminants from wounds, burns and soft tissue injuries.

Advanced Wound Bioactives

Smith & Nephew is the global market share leader in the bioactives segment, which is the fastest growing category of wound therapeutics. Our diversified biotherapeutic portfolio offers differentiated, cost-effective solutions for tissue repair and healing, addressing the full spectrum of hard-to-heal wounds.

Currently, our leading bioactive brand is Collagenase SANTYLà Ointment, the only FDA-approved biologic enzymatic debriding agent for chronic dermal ulcers and severe burns. In 2014, Smith & Nephew launched a new 90g package size to bring convenience and economy to providers and patients treating large dermal ulcers and burns with SANTYL. In addition, consistent with Smith & Nephew’s scientific leadership strategy, new clinical data highlighting the benefits of using SANTYL adjunctively with sharp debridement was released early in the year and was closely followed by initiation of a larger, follow-on study of similar design to corroborate the initial findings.

REGRANEXà Gel is the first and only FDA approved recombinant platelet-derived growth factor indicated for use as an adjunct to good ulcer care in the treatment of lower extremity diabetic neuropathic ulcers. Physicians increased their prescribing of REGRANEX throughout the year, in part due to REGRANEX 360, a novel programme launched by Smith & Nephew to help patients maximise the benefits of the brand by informing about insurance coverage, shipping the medication directly to the patient’s home or office and providing expert consultation on how to use the brand appropriately.

Collagenase SANTYL Ointment The only enzymatic debrider approved by the FDA for use in the US. It selectively removes necrotic tissue without harming surrounding healthy tissue.

32              Smith & Nephew Annual report 2014

OASISà, a family of naturally-derived, extracellular matrix replacement products indicated for the management of both chronic and traumatic wounds completes Smith & Nephew’s bioactive portfolio.

In October 2014, we announced the top-line results of the Phase 3 study of HP802-247, a living cell spray-on therapy designed to stimulate healing of venous leg ulcers. HP802-247 did not meet the primary endpoint in this trial and we have taken the decision to stop the Phase 3 programme. We remain committed to investing in developing pioneering Advanced Wound Bioactive treatments.

Regulatory approvals

In 2014, regulatory clearance was obtained for both ALLEVYN Life and DURAFIBER in Japan making the latest absorbent dressing technologies available to this important market.

PICO, our single use NPWT system was approved for the first time in Japan. In addition, a significant enhancement to the PICO product, in the form of the new Soft Port dressing and tubing set, was approved in the EU and Australia.

Other registration activities during the year include expanding the geographic footprint of established products within the emerging markets and the ongoing expansion of Smith & Nephew Medical (Suzhou) as a new supply site for multiple wound care products.

Smith & Nephew Annual report 2014            33

STRATEGIC REPORT

Financial review and principal risks

The Group finished 2014 set to

benefit from the actions and

investments we have made

1	The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and execution of disposals.
2	Explanation of these non-GAAP financial measures are provided on pages 176 to 179.

34             Smith & Nephew Annual report 2014

Revenue by market

The underlying increase in each division’s revenues, by market, reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2014 $ million	2013 $ million	Reported growth in revenue %	Constant currency exchange effect %	Acquisition/ Disposal effect %	Underlying growth in revenue %
Advanced Surgical Devices

US	1,558	1,391	12	–	(10)	2

Other Established Markets	1,229	1,204	2	2	(4)	–
Established Markets	2,787	2,595	7	1	(7)	1

Emerging & International Markets	511	420	22	3	(8)	17
Advanced Surgical Devices	3,298	3,015	9	1	(7)	3

Advanced Wound Management

US	454	471	(4)	–	–	(4)

Other Established Markets	699	722	(3)	(1)	–	(2)
Established Markets	1,153	1,193	(3)	–	–	(3)

Emerging & International Markets	166	143	16	3	(5)	14
Advanced Wound Management	1,319	1,336	(1)	1	(1)	(1)

Advanced Surgical Devices

Revenue

ASD revenue increased by $283 million (9% on a reported basis) from $3,015 million in 2013 to $3,298 million in 2014. The underlying increase of 3% is after adjusting for a 7% impact from the acquisition of ArthroCare Corp in May 2014 and a 1% unfavourable foreign currency translation.

In the US, revenue increased by $167 million to $1,558 million in 2014 from $1,391 million in 2013 (12% on a reported basis). The underlying increase of 2% is after adjusting 10% for the impact of the ArthroCare Corp acquisition in May 2014. In Other Established Markets, revenue was $1,229 million in 2014, an increase of $25 million from $1,204 million in 2013 (2% on a reported basis). The underlying increase was flat after adjusting for 2% from favourable foreign currency translation and the impact of 4% from acquisitions. Our Emerging & International Markets revenue increased by $91 million to $511 million in 2014 from $420 million in 2013 (22% increase on a reported basis). The underlying increase was 17% after adjusting for 3% for unfavourable foreign currency translation and the impact of 8% from acquisitions.

In the global Knee Implant franchise, revenue increased by $8 million from $865 million in 2013 to $873 million in 2014 (1% on a reported basis), representing a 2% underlying revenue increase after 1% of unfavourable currency translation. Growth has been impacted by exposure to a weakening European market with conditions continuing to deteriorate in Germany, our largest European market, and our position in the product life cycle versus our peers. Growth improved driven by sales of the JOURNEY II BCS Knee System.

Global revenue from the Hip Implant franchise increased by $1 million from $653 million in 2013 to $654 million in 2014 (flat on a reported basis), which represented an underlying revenue increase of 1% after

1% unfavourable foreign currency translation. Sales in our VERILAST Hip and direct anterior approach portfolio contributed to the increase.

Trauma & Extremities revenue increased by $20 million from $486 million in 2013 to $506 million in 2014 (4% on a reported basis), representing underlying revenue growth of 4% after adjusting for a 1% impact from the acquisition of a Brazilian distributor and 1% of unfavourable foreign currency translation.

Sports Medicine Joint Repair revenue increased by $80 million from $496 million in 2013 to $576 million in 2014 (16% on reported basis), representing underlying revenue growth of 8% after adjusting for a 8% impact from the acquisition of ArthroCare Corp, 1% from the acquisition of a Brazilian distributor and 1% of unfavourable foreign currency translation.

Global revenue from Arthroscopic Enabling technologies increased by $101 million from $441 million in 2013 to $542 million in 2014 (23% on a reported basis). This increase represents an underlying revenue increase of 1% after adjusting for the 22% impact from the acquisition of ArthroCare Corp, 1% from the acquisition of a Brazilian distributor and 1% of unfavourable foreign currency translation.

The revenue in the Other ASD (including Gynaecology and ENT) franchise increased by $73 million from $74 million in 2013 to $147 million in 2014 following the acquisition of ArthroCare Corp in 2014. Excluding the impact of this acquisition, underlying revenue in the Other ASD franchise, which includes gynaecology, grew by 10%.

Smith & Nephew Annual report 2014            35

STRATEGIC REPORT

Financial review and principal risks continued

Trading and operating profit Operating profit, the most directly comparable financial measure under IFRS, reconciles to trading profit as follows:			Trading and operating profit Operating profit, the most directly comparable financial measure under IFRS, reconciles to trading profit as follows:

	2014 $ million	2013 $ million		2014 $ million	2013 $ million

Operating profit	626	620	Operating profit	123	190
Acquisition-related costs	107	7	Acquisition-related costs	11	24
Restructuring and rationalisation costs	33	44	Restructuring and rationalisation costs	28	14
Amortisation of acquisition intangibles and impairments	78	41	Amortisation of acquisition intangibles and impairments	51	47
Legal and other	(34)	–	Legal and other	32	–

Trading profit	810	712	Trading profit	245	275

Trading profit margin increased from 23.6% to 24.6%. Trading profit increased by $98 million to $810 million from $712 million in 2013. This increase reflects the benefits from our structural efficiency programme.

Operating profit increased by $6 million from $620 million in 2013 to $626 million in 2014. This comprises the increase in trading profit of $98 million discussed above offset by increases in acquisition-related costs of $100 million and amortisation of acquisition intangibles of $37 million and partially offset by a decrease in restructuring and rationalisation costs of $11 million and credit relating to the US pension settlement and closure.

Advanced Wound Management

Revenue

AWM revenue decreased by $17 million (-1% on a reported basis), from $1,336 million in 2013 to $1,319 million in 2014. The underlying decrease of 1% is after adjusting for an increase of 1% for acquisitions completed in the year and a 1% unfavourable foreign currency translation.

In the US, revenue decreased by $17 million to $454 million in 2014 from $471 million in 2013 (-4% on a reported basis). The underlying decrease was also 4%. In Other Established Markets, revenue was $699 million in 2014, a decrease of $23 million from $722 million in 2013 (-3% on a reported basis). The underlying revenue decrease was 2% with 1% of unfavourable foreign currency translation. Our Emerging & International Markets revenue increased by $23 million in 2014 (16% on a reported basis). The underlying increase was 14% after adjusting 2% for unfavourable foreign currency translation.

Advanced Wound Care revenue decreased by $38 million (-5% on a reported basis) to $805 million in 2014 from $849 million in 2013. The underlying decline of 4% is after adjusting for foreign currency translation. Conditions across many European markets remain challenging but the introduction of the ALLEVYN Life range continues to make good progress across Europe following product introductions and investment in marketing.

Advance Wound Devices revenue decreased from $213 million in 2013 to $192 million in 2014, a reported decrease of $21 million and 10%. The underlying decrease of 9% is after adjusting for unfavourable foreign currency translations of 1%. This decline was due to the hold of RENASYS in the US due to regulatory issues and competitive pressures in traditional canister-based NPWT in Europe.

Advanced Wound Bioactives revenue increase to $322 million in 2014 from $280 million in 2013 (15% reported growth). The underlying increase was also 15%.

Trading profit margin decreased from 20.6% to 18.6%. Trading profit decreased by $30 million to $245 million from $275 million in 2013. The decrease in the year is primarily attributable to the RENASYS hold.

Operating profit decreased by $67 million from $190 million in 2013 to $123 million in 2014. This comprises of the decrease in trading profit of $30 million discussed above, costs relating to the hold on RENASYS and cessation of the HP802 trials amounting $52 million, offset by a decrease in acquisition-related costs of $13 million, due to the integration of the Healthpoint acquisition which completed in December 2012, an increase in restructuring and rationalisation costs of $14 million and an increase of $4 million in amortisation of acquisition intangibles.

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

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The following pages provide an overview of what the Board considers the most significant risks that could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels, and how these risks relate to the Group’s strategic priorities. Additional detail is set forth under Risk Factors in the Group information section of this report. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

36              Smith & Nephew Annual report 2014

Product Portfolio Development

The medical devices industry has a rapid rate of new product introduction. The Group must be adept at monitoring the landscape for technological advances, have an efficient and valuable product development pipeline and secure protection for its intellectual property. The Group may also seek to acquire businesses as part our business strategy to augment the product portfolio or business scale in a certain geography.

Specific risks we face	Risk management actions	Possible impacts

–  Competitors may introduce a disruptive technology, or obtain patents or other intellectual property rights, that affect the Group’s competitive position

–  Claims by third parties regarding infringement of their intellectual property rights

–  Lack of innovation due to low R&D investment, R&D skills gap or poor product development execution for Established and Emerging & International markets

–  Failure to receive regulatory approval to successfully commercialise a pipeline product

–  Processes focused on identifying new products and potential disruptive technologies (internal and external)

–  Improved productivity, prioritisation and allocation of R&D funds

–  Increasing R&D investment to enhance clinical capability and invest in biomaterials

–  Strengthen intellectual property rights and monitor and defend against infringement

–  Global strategic marketing programmes

–  Support an Emerging & International Market product portfolio

– Loss of market share, profit and long-term growth Link to Strategic Priority Innovate for value Established Markets Emerging & International Markets Supplement organic growth through acquisitions

Acquisitions and Business Development

The Group may seek to acquire businesses or products as part of our strategy to augment the product portfolio or generate business scale in certain geographies. These acquisitions must deliver the expected returns and not create significant liability exposures or the Group may not meet its financial targets.

Specific risks we may face	Risk management actions	Possible impacts

–  Ineffective acquisition due diligence

–  Inflated forecasts or projections may cause over-valuation of transaction

–  Lack of timely adoption of Group standards policies and financial controls during integration could create additional liabilities

–  Acquisitions in emerging markets may identify practices that must be ceased to meet Group standards

–  Strong resources and processes to ensure rigorous review and integration of acquisitions or product related investments

–  Mergers & Acquisitions Council consisting of senior executives that reviews acquisitions and business development transactions

–  Board of Directors review of all significant transactions

–  Detailed compliance due diligence and integration reporting processes

–  Robust Internal Audit and Group Finance Controls

–  Post acquisition review programme

– Loss of market share, profit and long-term growth Link to Strategic Priority Emerging & International Markets Supplement organic growth through acquisitions Established Markets

Smith & Nephew Annual report 2014            37

STRATEGIC REPORT

Financial review and principal risks continued

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

Group operations are affected by transactional exchange rate movements. The Group’s manufacturing cost base is situated in the US, UK, Costa Rica, China and Switzerland and finished products are exported worldwide.

Specific risks we face	Risk management actions	Possible impacts

–  Reduced reimbursement levels and increasing pricing pressures

–  Reduced demand for elective surgery

–  Lack of compelling health economics data to support reimbursement requests

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

–  Develop innovative economic product and service solutions for both Established and Emerging & International markets (‘Syncera’)

–  Incorporate health economic component into design and development of new products

–  Enhanced expertise supporting reimbursement strategy and guidance

–  Optimise cost to serve to protect margins and liberate funds for investment

–  Streamline Cost of Goods Sold, Stock Keeping Units and inventory management

–  The Group transacts forward foreign currency commitments when firm purchase orders are placed to reduce exposure to currency fluctuations

– Loss of revenue, profit and cash flows Link to Strategic Priority Simplify and improve our operating model Established Markets Emerging & International Markets

Business Operations and Business Continuity

Unexpected events could disrupt the business by affecting either a key facility or system or a large number of employees. The business is also reliant on certain key suppliers of raw materials, components, finished products and packaging materials.

The Group manages a large product portfolio and a large product inventory. Sales and operation planning and supply chain management must ensure the products needed are available at the right place and time.

In a fast changing, complex, global business, high performing talent in key positions is a business critical requirement.

Specific risks we face	Risk management actions	Possible impacts

–  Catastrophe could render one of the Group’s production facilities out of action

–  A significant event could impact key leadership or a large number of employees

–  Issues with a single source supplier of a key component and failure to secure critical supply

–  A severe IT fault or cyber crime could disable critical systems and cause loss of sensitive data

–  Over-production of product inventory and instrument sets may occur due to inadequate portfolio planning

–  Poor retention of high performing and high potential staff could jeopardise achieving objectives

–  Crisis response/business continuity plans at major facilities and for key products and key suppliers

–  Audit programme for critical suppliers and second sources or increased inventories for critical components

–  Enhanced travel security and protection programme

–  IT disaster and data recovery plans in place to support overall business continuity plans

–  Mobile device and cyber security protection plan

–  Improved sales and operations processes and inventory management with dedicated teams and key performance indicators

–  Robust talent systems and processes with focus on identifying key roles and successors

– Loss of revenue, profit and cash flows Link to Strategic Priority Simplify and improve our operating model Established Markets Emerging & International Markets

38             Smith & Nephew Annual report 2014

Product Safety, Regulation, and Litigation

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

–  Defective products supplied to Smith & Nephew or failure in design or manufacturing process

–  New technology, product or processes changed by Smith & Nephew or supplier result in product deficiencies

–  Failure to implement programmes and supporting resources to ensure product quality and regulatory compliance

–  Failure to manage, process and analyse customer complaints and adverse event data

–  Global QARA organisation to create a single Quality Management System

–  Standardised Group quality management and practice

–  Monitoring and auditing programmes to assure compliance

–  Group-wide product complaint and registration systems

–  Group-wide practices to drive design, and production line performance and dependability

–  Design for manufacture in product development

–  Post launch review of product safety and complaint data

–  Loss of revenue, profit and reduction in share price

–  Negative impact on brand/ reputation

Link to Strategic Priority

Simplify and improve

our operating model

Established Markets

Emerging & International Markets

Compliance with Laws and Ethical Behaviour

Business practices in the healthcare industry are subject to increasing scrutiny by government authorities. The trend in many countries is towards increased enforcement activity for bribery and corruption. The Group is also subject to increased scrutiny under US healthcare laws (e.g. False Claims Act) and in the EU for data protection. Acquisitions and expansion into emerging markets may require additional compliance controls.

Specific risks we face	Risk management actions	Possible impacts

–  Violation of anti-corruption, healthcare, or data privacy laws could result in fines, loss of reimbursement and harm reputation

–  Cultures in certain geographies and in acquired businesses may not fully support the Group value to Earn Trust

–  Rapid growth in Emerging & International Markets with increasing numbers of distributors

–  Third parties retained by the Group may be involved in improper activities which result in penalties or loss of reputation.

–  Failure to conduct adequate due diligence or to integrate appropriate internal controls into acquired businesses could result in fines and impact return on investment

–  Strong Board and Executive oversight bodies supported by a global Office of Ethics & Compliance

–  Code of Conduct/Global Policies and Procedures (‘GPPs’) providing guidelines for ethical behaviour and controls for significant compliance risks

–  Training and e-resources to guide employees and third parties with ethical and compliance responsibilities

–  Monitoring and auditing programmes to verify implementation

–  Minimum acceptable financial procedures adopted by all businesses wholly owned by the Group

–  Independent reporting channels for employees and third parties to report concerns with confidentiality

–  Robust investigation procedures to ensure adequate reviews and documentation with significant issues escalated to and monitored by legal and compliance heads

–  Controls for significant interactions with Health Care Professionals and Government Officials

–  Higher risk third parties including distributors and agents subject to screening, compliance requirements, training and oversight processes

–  Due diligence reviews and integration plans and reporting for acquisitions

–  Risk assessments to determine resources and controls for higher risk markets

–  Loss of profit and reduction in share price

–  Negative impact on brand/ reputation

Link to Strategic Priority

Simplify and improve

our operating model

Emerging & International Markets

Established Markets

Smith & Nephew Annual report 2014            39

STRATEGIC REPORT

Sustainability

Protecting the future

We care about our customers and helping improve people’s lives. We also care about the people who work for us, the environment in which we operate and the societies in which we do business. Addressing unmet social need with more affordable products gathered pace in 2014 with the introduction of our Syncera range and further growth and consolidation of our mid-tier products. As part of our commitment to build trust we increased our engagement with suppliers to increase assurance around compliance and ethics.

This is a summary of our sustainability activities and progress in 2014. Our Sustainability Report will be published in April 2015.

In 2014, there were no employee or contractor fatalities and our Lost Time Injury Frequency Rate (‘LTIFR’) fell again for the fourth successive year, this time by 20%. Compared to the previous year, total waste increased by 13%, however waste disposed to landfill fell by 19% as we found new ways to recycle.

Energy consumption has increased by 9% since 2011. However, after adjusting for the transient effect of transferring some production to China and the impact of newly acquired businesses, there was a net fall in energy consumption of 2%.

After three consecutive years of increases, water consumption reduced by 7% in 2014 compared to the previous year.

As part of the Great Place to Work strategy, substantially more of our employees enjoyed the benefits of wellness programmes.

We donated approximately $9 million in philanthropic activities, of which $2 million was in product donations and charitable gifts. Volunteering programmes were active in most of the territories where we work and the benefits to society and the level of employee involvement continued to increase.

Safety

The continuous improvement in safety performance is underpinned by committed leadership and a sharp focus on managing risks. Making health and safety a priority for all of our employees and contractors was an imperative in 2014. This was supported by the progressive rollout of our integrated management system and the wide introduction of behavioural based safety programmes.

40              Smith & Nephew Annual report 2014

Water

Reducing water consumption continued to be a challenge in 2014, however there was a reduction of 7% achieved as a result of a breakthrough in water consumption at our Memphis manufacturing facility where 66% of Smith & Nephew’s water is consumed.

Waste

The annual increase of 13% in total waste was offset by moving landfill waste to recycling or energy recovery. A transient increase created by commissioning new capacity in China and the one-off event of disposing of waste arising from the Hull flood increased the total waste by 8%. In 2014, we carried out a thorough waste audit in order to implement more initiatives to manage and reduce our waste.

Energy and CO2

The energy increase of 15.2 GWh (9%) since 2011 has been dominated by the transient impact of commissioning new manufacturing capacity in China accounting for 10 GWh whilst continuing production in the UK. The effect of recently acquired businesses accounted for 8.7GWh of the increase.

The underlying reduction of 3.5 GWh (2%) reflects the implementation of efficiency improvements in our manufacturing facilities.

Transferring manufacturing to China from the UK and acquiring capacity in India has resulted in higher emissions factors and increased CO2 emissions.

Greenhouse gases

Methodology, materiality and scope

The data reported relates to areas of largest environmental impact including manufacturing sites, warehouses, research and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2014 are included in the data.

All emissions fall within the scope of our consolidated financial statement and we have used the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) as guidance for this process. Primary data from energy suppliers has been used wherever possible. The Biotherapeutics and the Sushrut Adler acquisitions are included in the data for 2014 for the first time. Data from the ArthroCare acquisition is excluded and is in line with our established policy for integration of acquired assets.

Our emissions have been calculated by using specific emissions factors for each country outside the US and regional factors within the US. We have used the US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for US regions and the UK Government DEFRA Conversion Factors for Greenhouse Gas Reporting for elsewhere. The emissions from all years have been recalculated using the most up-to-date factors available in 2014. Fugitive emissions are included from the manufacturing and research locations and arise from the losses of refrigerant gases.

	2014	2013
CO2e Emissions (tonnes) from:
Direct emissions	11,213	10,152
Indirect emissions	74,797	68,795
Total	86,010	78,947
Intensity ratio
CO2e (t) per $m revenue*	19.5	19.4
CO2e (t) per full-time employee*	6.9	7.5

Revenue data: 2014 – $4.4 billion, 2013 – $4.1 billion

Full-time employee data: 2014 – 12,437, 2013 – 10,520

*	Notes: 2013 data adjusted to exclude Healthpoint (Biotherapeutics) and 2014 data adjusted to exclude ArthroCare.

By order of the Board, 25 February 2015

Susan Swabey

Company Secretary

Smith & Nephew Annual report 2014            41

A pioneering approach

We take a pioneering approach to the design of our products and services. Smith & Nephew has a long history of innovation, dating back to our foundations in the 19th century, and in 2014 we again launched many new exciting products.

Securing wide access

We strive to secure wide access to our diverse technologies for more customers globally. In the emerging markets we have built an entrepreneurial business resourced to reach and support an ever greater number of customers in delivering affordable healthcare.

Enabling better outcomes

We seek to enable better outcomes for patients and healthcare systems, providing high quality products and medical education that improve clinical outcomes and enable healthcare professionals to treat more patients, faster, also improving the economic outcome for payers.

42 Smith & Nephew Annual report 2014

What we do
Supporting healthcare professionals for over 150 years
A pioneering approach
Enabling better outcomes
Securing wide access
HOW WE DO IT
HOW WE DO IT
HOW WE DO IT

Read examples of our work in the following case studies on pages 44–53

Smith & Nephew Annual report 2014 43

At the top of

their game

Sports Medicine is the treatment of injuries to the soft tissues through keyhole surgery – typically ligaments, tendons and cartilage in the joints. These injuries can affect anyone, not just athletes. Sports Medicine helps patients recover function as well as minimise disability and recovery time.

Smith & Nephew is a global leader in Sports Medicine. In 2014, nearly a quarter of our revenue came from this area, and our Joint Repair business delivered revenue growth of 8%.

It is a $4.6 billion global market, and a strong area of focus and opportunity for Smith & Nephew.

We expect to see long-term global growth driven by delivering both clinical benefits and strong health economics. Repairing injuries today prevents them becoming more debilitating as patients get older, which reduces future demands on healthcare systems. In the emerging markets we are helping to widen access to these advanced treatments through delivering medical education.

Sports Medicine is a great place to innovate. We are investing more in R&D to improve existing treatments, and to develop new instrumentation to enable surgeons to better treat their patients.

44              Smith & Nephew Annual report 2014

24%	$5bn
Nearly a quarter of Smith & Nephew revenue	Global Sports Medicine market with Smith & Nephew
came from Sports Medicine in 2014	having 24% market share in 2014 (see page 20)

Smith & Nephew Annual report 2014            45

Better by

design

We have a deep knowledge of the needs of surgeons and nurses, we understand the economic pressures healthcare payers work under, and we recognise that patients are demanding better treatment options to restore quality of life. These factors drive our new product development programmes. In 2014, we launched a number of exciting new products, expanding our portfolios in our Established Markets and Emerging & International Markets.

We also invested $235 million in R&D in 2014, over 5% of revenue, and have a strong pipeline of innovation to come. Our experts in Europe, US, China and India keep us close to our customers and ensure our programmes target unmet clinical needs, have strong financials and are technologically feasible. They also work closely with manufacturing to ensure we can produce new products to clinical, cost and time specifications.

JOURNEY II

The JOURNEY II Cruciate Retaining (CR) knee replacement extends the JOURNEY II Total Knee System to procedures that preserve the posterior cruciate ligament (PCL), which accounts for approximately half of all knee replacement procedures. The JOURNEY II CR knee, like the JOURNEY II Bi-cruciate Stabilized (BCS) knee that was launched last year, sets a new standard in knee implant performance by restoring more normal motion for patients.

HAT-TRICK

The HAT-TRICK Lesser Toe Repair System is our entry into the high-growth forefoot market, where we believe there are significant opportunities for us to enhance the surgeon experience, simplify the procedures and, most importantly, improve patient outcomes.

EVOS

EVOS MINI Plating System for use in complex fractures of the long bones of the arms and legs. Designed specifically for traumatologists, this long-bone-specific system includes the variety of mini, flat plates and screw sizes necessary to address both fracture reduction and short-term fixation while the final, load-bearing repair is being completed.

PICO

PICO, Smith & Nephew’s disposable, canister-free Negative Pressure Wound Therapy system has been named Most Innovative Product 2014 at The Irish Medical and Surgical Trade Association Awards. The award was judged by a panel of top clinicians, health service executives and medical companies.

46              Smith & Nephew Annual report 2014

45

5.1%

R&D expenditure as a percentage of Group revenue

DYONICS PLAN

The DYONICS PLAN Hip Impingement Planning System is a revolutionary 3D software system that allows surgeons to visualise, assess and generate a comprehensive surgical report for each patient's unique impingement surgery before that patient ever enters the operating room.

Smith & Nephew Annual Report 2014 47

All in a day's work

Syncera

Syncera is a new model for high-quality primary reconstructive knee and hip implants, launched by Smith & Nephew in 2014.

Syncera optimises the supply chain and reduces costs whilst offering our clinically proven products. A hospital that does 700 implants a year, over the three-year contract, will enjoy a net cash flow benefit of well over $4 million.

Syncera allows us to provide a new group of customers with the solution to their unmet needs. We believe that at least 5-10% of the US market is looking for this type of model.

$4.0m

Savings from Syncera for a hospital doing 700 procedures per annum over three years

How a rep supports our customers – Japan

Smith & Nephew's sales representatives are highly trained and skilled individuals who work tirelessly to support healthcare professionals, our customers, in their daily efforts to better treat patients.

In Japan, becoming a sales representative can take many months or even years of intense training, including passing a strict certification programme, before being allowed to engage in discussions with, and ultimately, sell product to customers. Depending on their area of specialism, representatives must be able to demonstrate a detailed knowledge of all the surgical instruments used to implant a device, or have specific understanding of the various surgical techniques a customer might use.

In Advanced Wound Care, representatives are expected to have deep knowledge of best-practice for treating both chronic and acute wounds.

Once a sales representative is certified in Japan, they typically spend the majority of their time working directly with, and supporting customers. They help develop preoperative plans and provide in-hospital support to aid in the safe and effective use of our implants, instruments and medical products and techniques.

The use of surgical devices regularly necessitates technical training and hands-on experience. Our sales representatives will often arrange such training, either for clinical experts to visit customers at work, or for surgeons to attend Smith & Nephew medical education courses. In Japan, surgeons often travel to our training centres in the US to learn the latest surgical techniques from acknowledged global leaders. In Japan, and everywhere we work, our sales representatives embody the trust that our customers place in Smith & Nephew.

48 Smith & Nephew Annual report 2014

smith&nephew

Smith & Nephew Annual report 2014 49

Extending our reach

Serving the mid-tier

Smith & Nephew has a strong sustainable business in the emerging markets. We also have a clear strategy to drive this further. We focus on those countries which offer the greatest opportunity; we ensure we have a more direct relationship with our customers – surgeons, nurses and other healthcare professionals – and we offer these customers the right products.

Over the last five years we have created a business with revenues well over $600 million, growing rapidly. The proportion of our Group revenues from Emerging & International Markets has doubled to 15% today, and we aspire to 25%.

Virtually all of this growth has come from bringing premium products to high-tier customers.

However, we believe that it is the mid-tier, made up of the economic middle class, which will grow faster and ultimately become much larger than the high-tier.

By addressing this mid-tier market we can substantially widen access to our products. Our approach is based upon pioneering a different commercial model and often different products from those for the high-tier. Customers are demanding good quality products at significantly lower prices. We are meeting this need through service, product and manufacturing innovation.

We launched our first mid-tier products in 2014 – including ELECT° Foam – and have a strong pipeline for the future.

ELECT FOAM dressing offers access to the advantages of foam-based wound care at an affordable price.

50 Smith & Nephew Annual report 2014

Sharing knowledge

25,000

Surgeons attended Smith & Nephew training in 2014

$40m

Invested in medical education

Closing the skills gap

Resources at South African State Hospitals are limited. This means that newly qualified orthopaedic surgeons have limited access to arthroplasty training and Smith & Nephew South Africa is meeting this skills gap through its Arthroplasty Academy.

There is keen competition to participate in the 12-month programme where candidates are mentored by leading arthroplasty consultants, participate in workshops and ultimately treat patients.

Learning how to present more effectively is another valuable component of the Academy programme. A series of public speaking coaching sessions culminate in the candidates presenting a paper to faculty at a formal academic meeting.

Dr Thabo Makobela, Arthroplasty Academy Candidate performing a hip replacement under the mentorship of Dr Paul Rowe at Mitchells Plain Hospital, Cape Town, South Africa.

Smith & Nephew Annual report 2014 51

Realising

potential

The ability to attract and retain talented employees is essential to achieving our business goals. This is why one of our strategic imperatives is to be recognised as, a great place to work.

For Smith & Nephew, being a great place to work means having a workplace where employees are proud and excited to come each day because they are doing work that makes a difference for customers and patients.

It is a place where employees are valued for their performance and achievements, and a place that values trust above all else.

To qualify as a Great Place to Work, a company must complete the Great Place to Work Trust Index survey and its management must participate in a Culture Audit. Both evaluate the company’s performance on key dimensions of engagement: Credibility, Respect, Fairness, Pride and Camaraderie.

We aim to provide an open, challenging, productive, diverse, healthy, safe and participative environment based on constructive relationships.

Diverse

Smith & Nephew believes that diversity fuels innovation. We are committed to employment practices based on equality of opportunity, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job. Diversity & Inclusion continues to be a key focus for us and we have a Global Steering team sponsored by the CEO with local councils established across the business. 30% of our Board of Directors and 23% of senior managers are female.

Healthy

We strongly believe we perform better when our employees are healthy, motivated and focused. The support we provide our employees when they experience a health concern is a critical factor in how well and how quickly they are able to get back to peak. During 2014, Smith & Nephew signed up to the UK’s Time to Change programme, showing our employees being open about mental health concerns will lead to support, not discrimination, and embarked on a global wellness initiative to support all employees.

Safe

We are committed to providing healthy and safe working conditions for all employees. We achieve this by ensuring that health and safety and the working environment are managed as an integral part of the business, and we recognise employee involvement as a key part of that process. During 2014, we reduced the lost time injury frequency by 20%, reflecting a sharp focus of leadership on identifying and managing workplace risk.

14,000
Our employees support healthcare professionals in more than 100 countries
23%
of our senior managers are female

52              Smith & Nephew Annual report 2014

Great Place to Work

During 2014, our Spanish business, based in Barcelona, achieved the distinction of being the first country to achieve the 'Great Place to Work' accreditation.

This is an important honour, and is the result of a combination of highly engaged leaders, enthusiastic employees and the comprehensive efforts of Smith & Nephew to attract, develop and retain this very talented workforce.

GREAT PLACE TO WORK
Best Workplaces 2014
España
GREAT PLACE TO WORK
Best Workplaces 2014
España

Smith & Nephew Annual report 2014 53

CORPORATE GOVERNANCE

Our Board of Directors

Roberto Quarta (65)	Olivier Bohuon (56)	Julie Brown (52)
Chairman	Chief Executive Officer	Chief Financial Officer

Joined the Board in December 2013 and appointed Chairman following election by shareholders on 10 April 2014. He was also appointed Chairman of the Nomination & Governance Committee and a Member of the Remuneration Committee on that day.

Career and Experience

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career as a manager trainee at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc, where he was a divisional Chief Executive. Between 1985 and 1989 he was Executive Vice President of Hitchiner Manufacturing Co. Inc., where he helped the company to expand internationally. He returned to BTR plc in 1989 as Divisional Chief Executive, where he led the expansion in North America and was appointed to the main board. From here he moved to BBA Aviation plc, as CEO from 1993 to 2001 and then as Chairman, until 2007. He has held several board positions, including Non-executive Director of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous Chairmanships include Italtel Group S.p.A. and Rexel S.A. He is currently Chairman Designate of WPP plc, and will shortly retire as Chairman of IMI plc, the global engineering group as soon as a suitable replacement is appointed. He is a partner at Clayton, Dubilier & Rice and he is a member of the Investment Committee of Fondo Strategico Italiano Spa.

Skills and Competencies

Roberto’s career in private equity brings valuable experience to the Board, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and Chairman of a number of UK and international companies. Since his appointment as Chairman in April 2014, he has conducted a comprehensive review into the composition of the Board, and conducted the search for new Non-executive Directors resulting in the appointment of Vinita Bali and Erik Engstrom.

Nationality

  American/Italian

Joined the Board and was appointed Chief

Executive Officer in April 2011. He is a Member of the Nomination & Governance Committee.

Career and Experience

Olivier has had a highly successful career in the pharmaceutical industry. He holds a doctorate from the University of Paris and an MBA from HEC, Paris. His career has been truly global. He started his career in Morocco with Roussel Uclaf and then, with the same company, held a number of positions in the Middle East with increasing levels of responsibility. He joined Abbott in Chicago as head of their anti-infective franchise with Abbott International, before becoming Pharmaceutical General Manager in Spain. He subsequently spent 10 years with GlaxoSmithKline, rising to Senior Vice President & Director for European Commercial Operations. He then re-joined Abbott as President for Europe, became President of Abbott International (all countries outside of the US), and then President of their Pharmaceutical Division, which was a $20 billion business, encompassing manufacturing, R&D and commercial operations. He joined Smith & Nephew from Pierre Fabre, where he was Chief Executive.

Skills and Competencies

Olivier has extensive international healthcare leadership experience within a number of significant pharmaceutical and healthcare companies. His global experience provides the skillset required to innovate a FTSE100 company with a deep heritage and provide inspiring leadership. He is a Non-executive Director of Virbac group.

Nationality

  French

Joined the Board as Chief Financial Officer in February 2013.

Career and Experience

Julie is a graduate, Chartered Accountant and Fellow of the Institute of Taxation. She trained with KPMG before working at AstraZeneca PLC, where she served as Vice President Group Finance, and ultimately, as Interim

Chief Financial Officer. Prior to that she was

Regional Vice President Latin America, Marketing Company President AstraZeneca Portugal, and Vice President Corporate

Strategy and R&D Chief Financial Officer. In both Julie’s country and regional roles, trading margins increased significantly, improving the efficiency and profitability of the business. Her experience encompasses many areas of the healthcare value chain including Commercial, Operations, R&D and Business Development. She has led multi-billion dollar cost saving and restructuring programmes in Operations, R&D and the Commercial organisations and led major refinancing programmes, including the issuance of $2 billion US bonds. Julie has so far in her career, fulfilled two Non-executive

Directorships with the NHS in the UK and the Board of the British Embassy.

Skills and Competencies

Julie has deep financial expertise and understanding of the healthcare sector, which has enabled her to lead a major transformation project at Smith & Nephew designed to simplify and improve the organisation and deliver margin accretion. She is a recognised leader with a proven ability to build teams. Her commercial experience in Latin America is of particular benefit as we continue to grow in emerging markets. She has held a number of senior commercial roles as well as financial positions, making her a versatile Chief Financial Officer.

Nationality

  British

54              Smith & Nephew Annual report 2014

Vinita Bali (59) Independent Non-executive Director	Ian Barlow (63) Independent Non-executive Director

The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL (66)

Independent Non-executive Director

Appointed Independent Non-executive Director in April 2012. She is a Member of the Remuneration Committee and joined the Nomination & Governance Committee on 10 April 2014.

Appointed Independent Non-executive Director on 1 December 2014. She will join the Remuneration and Ethics & Compliance Committees on 1 April 2015.	Appointed Independent Non-executive Director in March 2010 and Chairman of the Audit Committee in May 2010. He was appointed a Member of the Ethics & Compliance Committee on 2 October 2014.

Career and Experience

Vinita holds an MBA from the Jamnalal Bajaj Institute of Management Studies, University of Bombay and a bachelor’s degree in economics from the University of Delhi. She commenced her career in India with the Tata group, and then joined Cadbury India, subsequently working with Cadbury Schweppes plc in the UK, Nigeria and South Africa. From 1994, she held a number of senior global positions in marketing and general management at The Coca-Cola Company based in the US and South America, becoming President of the Andean Division in 1999 and Vice President, Corporate Strategy in 2001. In 2003, she joined the consultancy, Zyman Group as Managing Principal, again based in the US. Until recently, Vinita was Managing Director and Chief Executive Officer of Britannia Industries Ltd, a leading Indian publicly listed food company. Currently, Vinita is a Non-executive Director of Syngenta AG, Titan Company Ltd and CRISIL (Credit Rating Information Services of India) Ltd. She is also a board member of GAIN (Global Alliance for Improved Nutrition).

Skills and Competencies

Vinita has an impressive track record of achievement with blue-chip global corporations in multiple geographies including India, Africa, South America, the US and UK, all key markets for Smith & Nephew. Additionally, her strong appreciation of customer service and marketing brings deep insight to the Company as we continue to develop innovative ways to serve our markets and grow our business.

Nationality

  Indian

Career and Experience

Ian is a Chartered Accountant with considerable financial experience both internationally and in the UK. He was a Partner at KPMG, latterly Senior Partner, London, until 2008. At KPMG, he was Head of UK tax and legal operations, and acted as Lead Partner for many large international organisations operating extensively in North America, Europe and Asia. Ian’s previous appointments include Non-executive Director and Chairman of the Audit Committee of PA Consulting Group and Non-executive Director of Candy & Candy. He was Chairman of WSP Group plc and of Think London, the inward investment agency. He is currently Lead Non-executive Director chairing the Board of Her Majesty’s Revenue & Customs; Non-executive Director of The Brunner Investment Trust PLC; Non-executive Director of Foxtons Group plc; Board Member of the China-Britain Business Council and Chairman of The Racecourse Association.

Skills and Competencies

Ian’s longstanding financial and auditing career and extensive board experience add value to his role as Chairman of the Audit Committee. It was of particular benefit when leading the selection process for the new external auditor in 2014. His appointment as an additional member of the Ethics & Compliance Committee recognises the close links between the activities and oversight role of both committees. His work for a number of international companies gives added insight when reviewing our global businesses.

Nationality

  British

Career and Experience

Virginia gained her MSc in Social Administration from the London School of Economics and Political Science following her first degree. She was appointed a Life Peer in 2005 following her career as a Member of Parliament between 1984 and 2005. She served successively as Secretary of State for Health and then Culture, Media and Sport. Virginia was formerly a director of Bupa and Akzo Nobel NV. She is currently a director of International Resources Group Limited, member of the International Advisory Council of Chugai Pharmaceutical Co., Chancellor of University of Hull and Sheriff of Hull, Pro Chancellor of the University of Surrey, Governor of the London School of Economics and Trustee of The Economist Newspaper.

Skills and Competencies

Virginia’s extensive experience within government, particularly as Secretary of State for Health brings a unique insight into the healthcare system both in the UK and globally, whilst her experience on the Board of Bupa brings an understanding of the private healthcare sector and an insight into the needs of our customers. Her long association with Hull, the home of many of our UK employees also brings an added perspective.

Nationality

  British

Smith & Nephew Annual report 2014            55

CORPORATE GOVERNANCE

Our Board of Directors continued

Erik Engstrom (51)	Michael Friedman (71)	Brian Larcombe (61)
Independent Non-executive Director	Independent Non-executive Director	Independent Non-executive Director

Appointed Independent Non-executive Director on 1 January 2015 and Member of the Audit Committee.

Career and Experience

Erik is a graduate of the Stockholm School of Economics (BSc) and of the Royal Institute of Technology in Stockholm (MSc). In 1986, he was awarded a Fulbright scholarship to Harvard Business School, from where he graduated with an MBA in 1988. Erik commenced his career at McKinsey & Co. and then worked in publishing, latterly as President and Chief Operating Officer of

Random House, Inc. and as President and

Chief Executive Officer at Bantam Doubleday

Dell, North America. In 2001, he moved on to be a partner at General Atlantic Partners, a private equity investment firm focusing on information technology, internet and telecommunications businesses. Between 2004 and 2009, he was Chief Executive of Elsevier, the division specialising in scientific and medical information and then from 2009 Chief Executive of Reed Elsevier.

Skills and Competencies

Erik has successfully reshaped Reed Elsevier’s business in terms of portfolio and geographies. He brings a deep understanding of how technology can be used to transform a business and insight into the development of new commercial models that deliver attractive economics.

Nationality

  Swedish

Appointed Independent Non-executive Director in April 2013. He was appointed Chairman of the Ethics & Compliance Committee on 1 August 2014.

Career and Experience

Michael graduated with a Bachelor of Arts degree, magna cum laude from Tulane University and a Doctorate in Medicine from the University of Texas. He completed postdoctoral training at Stanford University and the National Cancer Institute, and is board certified in Internal Medicine and Medical Oncology. In 1983, he joined the Division of Cancer Treatment at the National Cancer Institute and went on to become the Associate Director of the Cancer Therapy Evaluation Program. Michael was most recently Chief Executive Officer of City of Hope, the prestigious cancer research and treatment institution in California. He also served as Director of the institution’s Cancer Centre and held the Irell & Manella Cancer Center Director’s Distinguished Chair. He was formerly Senior Vice President of research, medical and public policy for Pharmacia Corporation and also Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration (FDA). He has served on a number of boards in a non-executive capacity, including Rite Aid Corporation. Currently, Michael is a Non-executive Director of Celgene Corporation and Non-executive Director of MannKind Corporation.

Skills and Competencies

Michael understands the fundamental importance of research, which is part of Smith & Nephew’s value creation process. His varied career in both the public and private healthcare sector has given him a deep insight and a highly respected career. In particular his work with the FDA and knowledge relating to US compliance provides the skillset required to Chair the Ethics & Compliance Committee and resulted in a smooth handover during 2014.

Nationality

  American

Appointed Independent Non-executive Director in March 2002, Member of the Audit Committee, Nomination & Governance Committee and Remuneration Committee, and appointed Senior Independent Director on 10 April 2014.

Career and Experience

Brian graduated with a Bachelor of Commerce degree from Birmingham University. He spent most of his career in private equity with 3i Group. After leading the UK investment business for a number of years, he became Finance Director and then Chief Executive of the Group following its flotation. He has held a number of Non-executive Directorships. He is currently Non-executive Director of gategroup Holding AG and Non-executive Director of Kodak Alaris Holdings Limited.

Skills and Competencies

Brian’s experience in private equity is particularly useful to us when evaluating acquisitions and new business opportunities. His long service as a Non-executive Director has provided continuity throughout a period of change and his corporate memory and wise counsel continues to support our new Chairman. As Senior Independent Director and member of the Nomination & Governance Committee, he plays an active role in succession planning and the search for new Non-executive Directors. In 2014, he led an insightful review into the effectiveness of the Board.

Nationality

  British

56              Smith & Nephew Annual report 2014

Joseph Papa (59)	Susan Swabey (53)
Independent Non-executive Director	Company Secretary

Appointed Independent Non-executive Director in August 2008 and Chairman of the Remuneration Committee in April 2011, Member of the Audit Committee and Ethics & Compliance Committee.

Career and Experience

Joe graduated with a Bachelor of Science degree in Pharmacy from the University of Connecticut and Master of Business Administration from Northwestern University’s Kellogg School of Management. In 2012, he received an Honorary Doctor of Science degree from the University of Connecticut School of Pharmacy. He began his commercial career at Novartis International AG as an Assistant Product Manager and eventually rose to Vice President, Marketing, having held senior positions in both Switzerland and the US. He moved on to hold senior positions at Searle Pharmaceuticals and was later President & Chief Operating Officer of DuPont Pharmaceuticals and then Watson Pharma Inc. Between 2004 and 2006, he was Chairman and Chief Executive Officer of the Pharmaceutical Technologies Services Segment of Cardinal Health, Inc. Joe is currently Chairman and Chief Executive of Perrigo Company plc, one of the largest over-the-counter pharmaceutical companies in the US.

Skills and Competencies

With over 30 years’ experience in the global pharmaceutical industry, Joe brings deep insight into the wider global healthcare industry and the regulatory environment. As Chairman and Chief Executive of a significant US Company, Joe has a comprehensive understanding both of how to attract and retain global talent and use remuneration arrangements that incentivise performance, leading to maximum returns for investors.

Nationality

  American

Appointed Company Secretary in May 2009.

Skills and Experience

Susan has 30 years’ experience as a company secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered board support, corporate governance, corporate transactions, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is joint Vice-Chair of the GC100 Group, a member of the CBI Companies Committee and is a frequent speaker on corporate governance and related matters. She is also a trustee of ShareGift, the share donation charity.

Nationality

  British

Smith & Nephew Annual report 2014            57

CORPORATE GOVERNANCE

Our Executive Officers

Olivier Bohuon is supported in the day-to-day management of the Group by a strong team of Executive Officers:
	Julie Brown (52)	Rodrigo Bianchi (55)
	Chief Financial Officer	President, IRAMEA

Joined the Board as Chief Financial Officer in February 2013. Julie is a graduate, Chartered Accountant and Fellow of the Institute of Taxation. She is based in London.

Skills and Competencies

Julie’s experience in the healthcare sector

includes 25 years with AstraZeneca PLC in

progressively senior roles and four years with KPMG. Most recently, she served as Interim Chief Financial Officer of AstraZeneca. She has international experience and a deep understanding of the healthcare sector gained through her previously held Vice President Finance positions in all areas of the healthcare value chain including Commercial, Operations, R&D and Business Development. Julie has also led commercial organisations, being Country President and Regional Vice President in AstraZeneca.

Nationality

  British

Joined Smith & Nephew in July 2013 with responsibility for Greater China, India, Russia, Asia, Middle East and Africa, focusing on continuing our strong momentum in these regions. He is based in Dubai.

Skills and Experience

Rodrigo’s experience in the healthcare industry includes 26 years with Johnson & Johnson in progressively senior roles. Most recently, he was Regional Vice President for the Medical Devices and Diagnostics division in the Mediterranean region and prior to that President of Mitek and Ethicon. He started his career at Procter & Gamble Italy.

Nationality

  Italian

	Helen Maye (55)	Diogo Moreira-Rato (53)
	Chief Human Resources Officer	President, Europe and Canada

Joined Smith & Nephew in July 2011 and leads the Global Human Resources and Internal Communications functions. Since 2013, she has also led the Sustainability, Health, Safety & Environment functions. She is based in London.

Skills and Experience

Helen has more than 35 years’ experience across a variety of international and global roles in medical devices and pharmaceuticals, including manufacturing, supply chain and human resources. Previously, she was Divisional Vice President of Human Resources at Abbott Laboratories.

Nationality

  Irish

Joined Smith & Nephew in May 2014 with responsibility for leading all of our commercial business in Europe and Canada. He is based in Baar, Switzerland.

Skills and Experience

Diogo’s experience in the healthcare industry includes 31 years with Johnson & Johnson in progressively senior roles. Most recently, Diogo was President, DePuy Synthes, EMEA, where he led the merger and integration of DePuy and Synthes in EMEA. Prior roles included International Vice President for the Medical Devices and Diagnostics business, President DePuy Orthopaedics and Managing Director of Portugal.

Nationality

  Portuguese

58              Smith & Nephew Annual report 2014

Jack Campo (60)	Michael Frazzette (53)	Gordon Howe (52)
Chief Legal Officer	President, Advanced Surgical Devices	President, Global Operations

Joined Smith & Nephew in June 2008 and heads up the Global Legal function. Initially based in London, he has been based in Andover, Massachusetts since late 2011.

Skills and Experience

Prior to joining Smith & Nephew, Jack held a number of senior legal roles within the General Electric Company, including seven years at GE Healthcare (GE Medical Systems) in the US and Asia. He began his career with Davis Polk & Wardwell.

Nationality

  American

Joined Smith & Nephew in July 2006 as President of the Endoscopy business. Since July 2011, he has headed up the Advanced Surgical Devices Division and is responsible for the Orthopaedic Reconstruction, Trauma and Endoscopy business units. Since 2014 he is also responsible for all of our commercial business in Latin America. He is based in Andover, Massachusetts.

Skills and Experience

Mike has held a number of senior positions within the US medical devices industry. He was Chief Executive Officer of Micro Group, a privately held manufacturer of medical devices. Prior to that, he spent 15 years at Tyco Healthcare in various leadership roles including President of the Patient Care Division, Health Systems, and Tyco Healthcare Group Canada.

Nationality

  American

Joined Smith & Nephew in 1998 and, since 2013, is responsible for manufacturing, supply chain and procurement, IT systems and Regulatory and Quality Affairs. Prior to that, he headed up the Global Planning and Business Development teams. He is based in Memphis, Tennessee.

Skills and Experience

Gordon has held a number of senior management positions within the Smith & Nephew Group, firstly in the Orthopaedics division and more recently at Group Level. Prior to joining the Company, he held senior roles at United Technologies Corporation.

Nationality

  American

Cyrille Petit (44)	Glenn Warner (52)

Chief Corporate Development Officer	President, Advanced Wound Management

Joined Smith & Nephew in 2012 and leads the Corporate Development function. He is based in London.

Skills and Experience

Cyrille spent the previous 15 years of his career with General Electric Company, where he held progressively senior positions beginning with GE Capital, GE Healthcare and ultimately as the General Manager, Global Business Development of the Transportation Division. Cyrille’s career began in investment banking at BNP Paribas and then Goldman Sachs.

Nationality

  French

Joined Smith & Nephew in June 2014 with responsibility for Advanced Wound Management’s global franchise strategy, marketing and produce development, as well as its US commercial business.

Skills and Experience

Glenn has a broad-based background in pharmaceuticals and medical products including extensive international experience, having served most recently as AbbVie Vice President and Corporate Officer, Strategic Initiatives, where he was responsible for the development and execution of pipeline and asset management strategies. Prior to that he was President and Officer, Japan Commercial Operations in Abbott’s international pharmaceutical business and Executive Vice President, TAP Pharmaceutical Products, Inc. Additional senior level roles included international positions in Germany and Singapore for Abbott’s Diagnostics business.

Nationality

  American

Smith & Nephew Annual report 2014            59

CORPORATE GOVERNANCE

Chairman’s letter

Good Governance lies at the heart of a well-run Company

Dear Shareholder,

I am delighted to present my first Corporate Governance Statement as your Chairman following my appointment at the Annual General Meeting in April 2014. I feel very strongly that good corporate governance lies at the heart of a well-run company. Openness and transparency, accountability and responsibility should run through everything that we do, both as a Board and throughout the business as a whole. The Board and I aim to set the tone at the top which should pervade throughout the rest of the organisation.

Later in this statement, as well as all the standard corporate governance disclosures we are required to make, you will find reports from Ian Barlow, Michael Friedman, myself and Joseph Papa, the Chairmen of our Board Committees on the activities of those committees throughout the year. These reports will explain to you where we have focused our work in 2014. Firstly, however I should like to explain the key issues that we, as a Board, have been handling:

Board succession planning

As mentioned in my letter on page 5, Sir John Buchanan, Richard De Schutter, Ajay Piramal and Pamela Kirby all retired from the Board during 2014. One of my first tasks in assuming the role of Chairman therefore was to refresh the Board to take the Company into our next stage of development. The report from the Nomination & Governance Committee on page 70 discusses the process we followed to identify the gaps in Board skills and experiences left by the departing directors and to commence the search for our new Non-executive Directors, Vinita Bali, who joined the Board on 1 December 2014, and Erik Engstrom, who joined us on 1 January 2015. I believe that we have a well-balanced Board with the skills we need for the future and I welcome our new Board members. This, however, is an ongoing process and we shall keep the Board composition under constant review in the years ahead, making changes where necessary to adapt to the changing needs of the Company.

Mergers and acquisitions

Following the successful acquisition of our Biotherapeutics business in 2012, we continued to make further acquisitions throughout 2013 of the Adler business in India, two distributorships in Brazil and one in Turkey. In January 2014, we announced the acquisition of ArthroCare Corporation and this deal completed in May. You will read elsewhere in this Annual Report about the successful integration of ArthroCare into our Company. We also undertook post acquisition reviews of the transaction and earlier acquisitions to monitor actual performance against expected performance at the time of acquisition and we continued to review and evaluate other potential acquisitions for the future to support our Strategic Priorities.

Succession planning below Board level

We believe that succession planning below Board level is crucially important for the long-term future of the Company. In October, the Board therefore reviewed management succession plans both for the Executive Board members and also for their direct reports. We recognised that whilst there were some gaps, there were also plans in place to address these gaps and develop the next tier of management to become Board-ready in the medium-term. The Board also takes the opportunity to meet with local management teams when undertaking site visits and senior executives below Board level frequently present to the Board and its Committees. This helps us to get to know executives who could well become Board members in the future.

Understanding the business more deeply

Corporate governance does not exist in isolation and cannot be reduced to compliance with checklists and codes. In order for the Board to be able to review strategy, to determine our approach to risk and to respond to events, we need to have a thorough understanding of the business in which we operate.

During the year, the Board received a number of presentations from the businesses covering corporate development activity, the ArthroCare integration progress and our investment in Bioventus LLP. In October, we visited our Biotherapeutics facility in Fort Worth, Texas, where we met with management and toured the R&D facility.

In September, we held our annual Strategy Review in Singapore and met with members of our ASEAN management team and discussed their opportunities and challenges.

The Board is committed to the highest standards of corporate governance and we comply with all of the provisions of the UK Corporate Governance Code 2012 (‘the Code’). The Company’s American Depositary Shares are listed on the New York Stock Exchange (NYSE) and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC except that the Nomination & Governance Committee is not comprised wholly of Independent Directors as required by the NYSE, but consists of a majority of Independent Directors in accordance with the Code. We shall explain in this Corporate Governance Statement and in the reports on the Audit Committee, the Nomination & Governance Committee, the Ethics & Compliance Committee and the Remuneration Committee, how we have applied the provisions and principles of the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure & Transparency Rules (DTRs) and the Code throughout the year.

The Directors report comprises pages 54 to 80, 103, 111, 113, 115 and pages 170 to 193 of the Annual Report.

60             Smith & Nephew Annual report 2014

Working together as a Board

Given the number of changes at Board level in 2014, we decided that our review into the Board’s effectiveness would focus on how we worked together as a Board and how we worked with the Executive Team. This review was led by Brian Larcombe, our Senior Independent Director. He asked the Directors and key members of the Executive team a series of open-ended questions about their views on the role of the Board and its Committees and how we worked together. The results of his review have proved to be very interesting and we are now working on ways to work together even more effectively. This is explained in greater detail on page 68.

Yours sincerely,

Roberto Quarta

Chairman

Overview

The Board is committed to the highest standards of corporate governance. We maintain these standards through a clear definition of our roles, continuing development and evaluation and accountability through the work of the Board Committees.

Smith & Nephew Annual report 2014            61

CORPORATE GOVERNANCE

Corporate Governance Statement

Leadership

Diversity and experience

Role of Directors

Whilst we all share collective responsibility for the activities of the Board, some of our roles have been defined in greater detail. In particular, the roles of the Chairman and the Chief Executive Officer are clearly defined.

Chairman	Building a well-balanced Board
Chairing Board meetings and setting Board agendas
Ensuring effectiveness of Board and enabling the annual review of effectiveness
Encouraging constructive challenge and facilitating effective communication between Board members
Promoting effective Board relationships
Ensuring appropriate induction and development programmes
Ensuring effective two-way communication and debate with shareholders
Promoting high standards of corporate governance
Maintaining appropriate balance between stakeholders.

Chief Executive Officer	Developing and implementing Group strategy
Recommending the annual budget and five-year strategic and financial plan
Ensuring coherent leadership of the Group
Managing the Group’s risk profile and establishing effective internal controls
Regularly reviewing organisational structure, developing executive team and planning for succession
Ensuring the Chairman and Board are kept advised and updated regarding key matters
Maintaining relationships with shareholders and advising the Board accordingly
Setting the tone at the top with regard to compliance and sustainability matters
Day-to-day running of the business.

62              Smith & Nephew Annual report 2014

Role of Directors continued

The roles of the Non-executive Directors, Senior Independent Director and the Company Secretary are defined as follows:

Non-executive Directors	Providing effective challenge to management

Assisting in development and approval of strategy

Serving on the Board Committees

Providing advice to management.

Senior Independent Director	Chairing meetings in the absence of the Chairman

Acting as a sounding board for the Chairman on Board-related matters

Acting as an intermediary for the other Directors where necessary

Available to shareholders on matters which cannot otherwise be resolved

Leading the annual evaluation into the Board’s effectiveness

Leading the search for a new Chairman, if necessary.

Company Secretary	Advising the Board on matters of corporate governance

Supporting the Chairman and Non-executive Directors

Point of contact for investors on matters of corporate governance

Ensuring good governance practices at Board level and throughout the Group.

Changes to the Board

Chairman

Roberto Quarta replaced Sir John Buchanan on 10 April 2014

Independent Non-executive Directors

Left the Board during 2014
Ajay Piramal (resigned 24 March 2014)
Richard De Shutter (retired 10 April 2014)
Pamela Kirby (retired 31 July 2014)

Joined the Board during 2014
Vinita Bali (appointed 1 December 2014)
Erik Engstrom (appointed 1 January 2015, since year-end)

Role changed during 2014
Brian Larcombe replaced Richard De Schutter as Senior Independent Director on 10 April 2014
Michael Friedman replaced Pamela Kirby as Chairman of the Ethics & Compliance Committee on 31 July 2014

Smith & Nephew Annual report 2014            63

CORPORATE GOVERNANCE

Corporate Governance Statement continued

Leadership

Corporate Governance Framework

The Board is responsible to shareholders for approving the strategy of the Group, for overseeing the performance of the Group and evaluating and monitoring the management of risk.

Each member of the Board has access collectively and individually to the Company Secretary and is also entitled to obtain independent professional advice at the Company’s expense, should they decide it is necessary in order to fulfil their responsibilities as Directors.

The day-to-day running of the business is delegated to Olivier Bohuon, the Chief Executive Officer, and his executive team comprising the Executive Officers who are shown on pages 58 to 59.

The Executive Officers form the Commercial and Operations Committee which advises the Chief Executive Officer in decisions relating to the commercial and operational aspects of the business.

The Chief Executive Officer in turn delegates the day-to-day management of the Group functions and regional commercial operations divisions to the Executive Officers, who are assisted in their decision making by their own leadership teams and other committees and councils.

64              Smith & Nephew Annual report 2014

Independence of Directors

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

More importantly, each of our Non-executive Directors is prepared to question and challenge management, to request more information and to ask the difficult question. They insist on robust responses both within the Boardroom and sometimes, between meetings. The Chief Executive Officer is open to challenge from the Non-executive Directors and uses this positively to provide more detail and to reflect further on issues.

We acknowledge that Brian Larcombe has served as an independent Non-executive Director for a period of 13 years, which is a period of time that some might regard as likely to impact his independence. We do not believe this to be the case as Brian Larcombe continues to maintain an independent view within Board discussions. Furthermore, his experience on the Board, wise counsel and corporate memory has been most useful to Roberto Quarta in his first year as Chairman of the Company, particularly in a year when a number of other long-serving directors have left the Board and new Non-executive Directors have been appointed.

Management of Conflicts of Interest

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 23 February 2015.

Each of us as a Director has a duty under the Companies Act 2006 to avoid a situation in which we have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.

If any Director becomes aware of any situation which might give rise to a conflict of interest, they inform the rest of the Board immediately and the Board is then permitted under the Company’s Articles of Association to authorise such conflict. This information is then recorded in the Company’s Register of Conflicts, together with the date on which authorisation was given. In addition, each Director certifies on an annual basis that the information contained in the Register is correct.

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are permitted to participate in the discussion and a conflict is only authorised if the Board believes that it would not have an impact on the Board’s ability to promote the success of the Company in the long term. Additionally, the Board may determine that certain limits or conditions must be imposed when giving authorisation. No actual conflicts have been identified, which have required approval by the Board. However, six situations have been identified which could potentially give rise to a conflict of interest and these have been duly authorised by the Board and are reviewed on an annual basis.

Outside Directorships

We encourage our Executive Directors to serve as a Non-executive Director of a maximum of one external company. Olivier Bohuon is a Non-executive Director of Virbac group and Julie Brown does not hold such a position.

Re-appointment of Directors

In accordance with the Code, all Directors offer themselves to shareholders for re-election annually, except those who are retiring immediately after the Annual General Meeting. Vinita Bali and Erik Engstrom, who were appointed to the Board on 1 December 2014 and 1 January 2015 respectively, will offer themselves for election at the Annual General Meeting. Each Director may be removed at any time by the Board or the shareholders.

Director Indemnity Arrangements

Each Director is covered by appropriate directors’ and officers’ liability insurance and there are also Deeds of Indemnity in place between the Company and each Director. These Deeds of Indemnity mean that the Company indemnifies Directors in respect of any proceedings brought by third parties against them personally in their capacity as Directors of the Company. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgment has been given. In the event of an unsuccessful defence in an action against them, individual directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company.

Liaison with shareholders

The Board meets with retail investors at the Annual General Meeting and responds to many letters and emails from shareholders throughout the year.

The Executive Directors also meet regularly with institutional investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2014, the Executive Directors held meetings with institutional investors, including investors representing approximately 46% of the share capital as at December 2014.

Since joining the Company, Roberto Quarta, the new Chairman has taken the opportunity to meet with investors to hear from them their views of the Company and also to talk about his first impressions of the Company and management. He held 12 meetings with investors holding approximately 22% of the share capital. These meetings have been a useful part of his induction process in understanding the Company from the investor perspective.

Joseph Papa, the Chairman of the Remuneration Committee also offered to meet with key institutional investors towards the end of 2014. Most investors were overwhelmingly supportive of our remuneration arrangements and we have made no changes to these arrangements over the year. He therefore met with four investors holding around 2% of the share capital. These were useful discussions giving insight into current investor thinking.

Ian Barlow, the Chairman of the Audit Committee also offered to meet with institutional investors to discuss audit related matters and in particular, the tender process we had followed to select new auditors. The meetings held with five investors holding around 5.45% of the issued share capital were interesting and useful and we welcomed some insightful comments on possible improvements to the Audit Committee Report.

Members of the Board are always happy to engage with investors, if they have matters they wish to raise with the Non-executive team.

A short report on our major shareholders and any significant changes in their holdings since the previous meeting is reviewed at each Board meeting. The Chairman and Non-executive Directors report back to the Board following their meetings with investors. Olivier Bohuon and Julie Brown routinely report on any concerns or issues that shareholders have raised with them in their meetings. Copies of analyst reports on the Company and its peers are also circulated to Directors.

Smith & Nephew Annual report 2014            65

CORPORATE GOVERNANCE

Corporate Governance Statement continued

Effectiveness

Board timetable

Responsibility of the Board

The work of the Board falls into the following key areas:

Strategy

–   Approving the Group strategy including major changes to corporate and management structure

–   Approving acquisitions, mergers, disposals, capital transactions in excess of $50 million

–   Setting priorities for capital investment across the Group

Risk – Overseeing the Group’s risk management programme – Regularly reviewing the risk register – Overseeing risk management processes (see pages 36 to 39 for further details).

–   Approving annual budget, financial plan, five-year business plan

–   Approving major borrowings and finance and banking arrangements

–   Approving changes to the size and structure of the Board and the appointment and removal of Directors and the Company Secretary

–   Approving Group policies relating to corporate social responsibility, health and safety, Code of Conduct and Code of Share Dealing and other matters

–   Approving the appointment and removal of key professional advisers.

Shareholder Communications

–   Approving preliminary announcement of annual results, the publication of the Annual Report, the half-yearly report, the quarterly financial announcements, the release of price sensitive announcements and any listing particulars, circulars or prospectuses

–   Approving the Sustainability Report prior to publication

–   Maintaining relationships and continued engagement with shareholders.

Performance

–   Reviewing performance against strategy, budgets and financial and business plans

–   Overseeing Group operations and maintaining a sound system of internal control

–   Determining the dividend policy and dividend recommendations

–   Approving the appointment and removal of the external Auditor on the recommendation of the Audit Committee

Providing Advice

–   Using experience gained within other companies and organisations to advise management both within and between Board meetings.

The Schedule of Matters Reserved to the Board describes the role and responsibilities of the Board more fully and can be found on our website at www.smith-nephew.com

–   Approving significant changes to accounting policies or practices

–   Overseeing succession planning at Board and Executive Officer level.

–   Approving the use of the Company’s shares in relation to employee and executive share incentive plans on the recommendation of the Remuneration Committee.

66              Smith & Nephew Annual report 2014

What we did

Month

January	–	Considered and approved acquisition of ArthroCare Corporation
(acquisition of ArthroCare)
Early February (Approval of Preliminary Announcement)	–	Reviewed the results for the full year 2013 and the preliminary announcement and approved the final dividend to be recommended to shareholders for approval

	–	Reviewed and approved the annual risk management report
	–	Approved the Budget for 2014 and the five-year Plan for 2014 to 2018
	–	Approved the continuation of the share buy-back programme to repurchase shares issued in connection with share plans on a quarterly basis
	–	Reviewed the results of the review into the effectiveness of the Board in 2013 and agreed action points for 2014
Late February (by telephone) (Approval of Financial Statements)	–	Reviewed and approved the Annual Report and Accounts for 2013, having determined that they were fair, balanced and understandable
	–	Reviewed and approved the Notice of Annual General Meeting and related documentation
Early April	–	Noted, considered and approved the new Commercial organisation structure
	–	Received a presentation on SYNCERA, the new ‘value’ range for our ASD division
	–	Approved the Sustainability Report
	–	Prepared for the Annual General Meeting to be held later that day
Late April (by telephone) (Approval of Q1 results)	–	Reviewed the results for the first quarter 2014 and approved the Q1 announcement

July (Approval of H1 results)	–	Reviewed the results for the first half 2014 and approved the H1 announcement, having considered management’s judgement in a number of areas and approved payment of interim dividend

	–	Received and considered a report analysing the progress of recent acquisitions against expectations at the time of acquisition
	–	Received and discussed annual review of defence planning
	–	Received update reports from Group Taxation and Group Treasury
	–	Approved the appointment of Deutsche Bank as ADR Depositary Bank and the change of the ratio of ADR to ordinary shares
	–	Updated and approved the Schedule of Matters Reserved to the Board
Early October (Strategy Review) Singapore	–	Approved the Strategic Plan for 2015 to 2019 over a two-day Strategy Review with the executive team
	–	Approved the renewal of the Directors’ and Officers’ Liability insurance
	–	Authorised the executive team to arrange the private placement of debt
Late October (Approval of Q3 Results) Fort Worth, Texas	–	Reviewed the results for the third quarter 2014 and approved the Q3 announcement
	–	Received and considered the annual report from the executive team on executive Succession Planning
	–	Received an update on the progress of the integration of ArthroCare
	–	Approved the appointment of Vinita Bali as a Non-executive Director
December (Approval of Budget)	–	Approved the Budget for 2015
	–	Authorised the executive team to conduct a selection process for new corporate brokers
	–	Received a report on the progress of our investment in Bioventus LLP
	–	Received an update on the HR transformation project
	–	Received an update on the Commercial structure within Europe

We also agreed to appoint Erik Engstrom as Non-executive Director by written resolution.

Since the year end, we have also approved the Annual Report and Accounts for 2014 and have concluded that, taken as a whole, they are fair, balanced and understandable. We have approved the Notice of Annual General Meeting, recommended the final dividend to shareholders and have received and discussed the report on the effectiveness of the Board in 2014.

Each meeting was preceded by a meeting between the Chairman and the Non-executive Directors without Executive Directors and management in attendance. Unless otherwise stated, meetings are held in London.

At each meeting, we approved the minutes of the previous meetings, reviewed matters arising and received reports and updates from the Chief Executive Officer, the Chief Financial Officer, the Chief Business Development Officer, the Chief Legal Officer and the Company Secretary. We also received reports from the chairmen of the Board Committees on the activities of these Committees since the previous meeting.

Smith & Nephew Annual report 2014            67

CORPORATE GOVERNANCE

Corporate Governance Statement continued

Effectiveness

Board and Committee Attendance

	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nomination & Governance Committee Meetings	Ethics & Compliance Committee Meetings
Director	(9 meetings)	(8 meetings)	(4 meetings)	(3 meetings)	(4 meetings)

Roberto Quarta	9 / 9	–	2 / 2[7]	3 / 3	–

Olivier Bohuon	9 / 9	–	–	3 / 3	–

Julie Brown	9 / 9	–	–	–	–

Vinita Bali[1]	1 / 1	–	–	–	–

Ian Barlow	9 / 9	8 / 8	–	–	1 / 1[9]

Virginia Bottomley	9 / 9	–	4 / 4	2 / 2[8]	–

Sir John Buchanan[2]	3 / 4	–	–	1 / 1	–

Michael Friedman[3]	8 / 9	–	–	–	4 / 4

Pamela Kirby[4]	6 / 6	–	3 / 3	–	3 / 3

Brian Larcombe	9 / 9	8 / 8	4 / 4	3 / 3	–

Joseph Papa	9 / 9	8 / 8	4 / 4	–	4 / 4

Ajay Piramal[5]	1 / 3	–	–	–	–

Richard De Schutter[6]	4 / 4	3 / 3	2 / 2	1 / 1	2 / 2

1  Vinita Bali was appointed to the Board on 1 December 2014

2  Sir John Buchanan retired from the Board on 10 April 2014

3  Michael Friedman was unable to attend one Board telephone update due to a flight delay

4  Pamela Kirby retired from the Board on 31 July 2014

5  Ajay Piramal retired from the Board on 24 March 2014

6  Richard De Schutter retired from the Board on 10 April 2014

7  Roberto Quarta joined the Remuneration Committee on 10 April 2014

8  Virginia Bottomley joined the Nomination & Governance Committee on 10 April 2014

9  Ian Barlow joined the Ethics & Compliance Committee on 2 October 2014

In the event that a Director is unable to attend a Board or Board Committee meeting, they ensure that they are familiar with the matters to be discussed and make their views known to the Chairman of the Board or Board Committee prior to the meeting.

Dear Shareholder,

The Chairman asked me as Senior Independent Director to conduct the review into the effectiveness of the Board in 2014. I interviewed all the members of the Board, the Company Secretary and the Head of Human Resources towards the end of 2014, basing our discussions around a short questionnaire prepared by the Company Secretary.

The Board scores highly on all the key assessments of our responsibilities for approving strategy, monitoring performance, determining risk, diligence of members’ attendance and quality of discussion. Roberto Quarta, Chairman of the Board is universally respected for his professionalism, chairmanship skills and for developing an excellent working relationship with Olivier. He has invested the time to understand the business, getting to know the senior executives and the major shareholders and has made excellent progress in strengthening the Board with appointment of new Non-executive Directors. The Committees of the Board were also found to be operating effectively.

There has been some healthy discussion around the role played by the Board, with the Non-executives eager to play a more active role in agenda planning, setting the strategy, organisational change and management succession and the appointment of advisers.

The Board discussed the results of my findings at our Board meeting in February 2015 and agreed the following actions for 2015:

Action identified
Make more effective use of the annual Board Planner to ensure that all key strategic issues were timetabled appropriately throughout the year
Encourage the executive team to access the diverse competencies of the Non-executive Directors more between Board meetings
Continue the practice of inviting members of the executive team to present regularly to the Board

The review into the Board’s effectiveness in 2015 will be facilitated externally as although we undertake an annual review, the last externally facilitated review was in 2012. The areas for attention identified in the 2013 review have been addressed as follows:

Progress made in 2014 against the Areas for Attention identified in the 2013 review

Succession Planning at Non-executive Director level would be a key priority following the retirement of a number of long serving Non-executive Directors during the year.

Nomination & Governance Committee undertook a comprehensive search for new Non-executive Directors leading to the appointment of Vinita Bali on 1 December 2014 and of Erik Engstrom on 1 January 2015. This process is ongoing. Details of the full search process are given in the Nomination & Governance Committee Report on page 70.

Timing and length of the Board and Committee meetings could be reviewed to consider whether the current pattern of meetings was most effective.

The timing and frequency of Board meetings has been reviewed by the Chairman and the Chief Executive Officer, who have concluded that the current pattern of meetings is appropriate for the Company and fits in well with the programme of executive activities throughout the year. The reporting schedule inhibits changing the Board timetable.

Yours sincerely,

Brian Larcombe

Senior Independent Director

68             Smith & Nephew Annual report 2014

Board Development Programme

Our Board Development Programme is directed to the specific needs and interests of our Directors. We focus the development sessions on facilitating a greater awareness and understanding of our business rather than formal training in what it is to be a Director. We value our visits to the different Smith & Nephew sites around the world, where we meet with the local managers of our businesses and see the daily operations in action. Meeting our local managers helps us to understand the challenges they face and their plans to meet those challenges. We also take these opportunities to look at our products and in particular the new products being developed by our R&D teams. This direct contact with the business in the locations in which we operate around the world helps us to make investment and strategic decisions. Meeting our local managers also helps us when making succession planning decisions below Board level.

During the course of the year, we receive updates at the Board and Committee meetings on external corporate governance changes likely to impact the Company in the future.

In 2014, we particularly focused on the changes to Narrative Reporting and reporting on Remuneration as well as the changes incorporated in the UK Corporate Governance Code 2014 and the Financial Reporting Council’s Audit Quality Thematic Review into fraud risks and laws and regulations. New Directors receive tailored induction programmes when they join the Board. In 2014, Vinita Bali commenced her induction programme with a series of meetings with key senior executives and a briefing on UK Company Law and Corporate Governance delivered jointly by our corporate lawyers, Freshfields and our Company Secretary, Susan Swabey. Since the year end, Vinita Bali and Erik Engstrom have continued meeting with key senior executives and a series of visits to our major facilities is planned for them both over the next few months. All Non-executive Directors are encouraged to visit our overseas businesses, if they happen to be travelling for other purposes. Our local management teams enjoy welcoming Non-executive Directors to their business and it emphasises the interest the Board takes in all our operations. The Chairman regularly reviews the development needs of individual Directors and the Board as a whole.

Development activities

The following development sessions covering both the Smith & Nephew business and wider market issues were held during the year:

Month	Activity

February	–	Individual cyber profiling sessions with each Director
	–	Presentation from external consultants on the current state of the Medical Devices industry across Europe

April	–	Presentation on new SYNCERA range

July	–	Joint presentation from our corporate brokers on equity markets and investor perceptions of Smith & Nephew

September	–	Meetings with our ASEAN management team in Singapore with presentations from the local Managing Directors in Singapore, Malaysia and Thailand
	–	Presentation from a leading Indian hip surgeon on the challenges in the Indian market
	–	Presentations from the entire Executive team as part of the Board’s Strategy review
	–	Board discussion on Risk as part of the Board’s Strategy discussions

October	–	Visit to the Biotherapeutics facility in Fort Worth, Texas and meetings with the Biotherapeutics research and development teams
	–	Series of presentations from our Advanced Wound Management US Commercial team on the challenges faced by the business, our strategy and initiatives to meet these challenges and an update on progress made since the previous year

Succession Planning

The Board is responsible for ensuring that there are effective succession plans in place to ensure the orderly appointment of directors to the Board, as and when vacancies arise. The report from the Nomination & Governance Committee on pages 70 to 71 explains the process the Board and the Nomination & Governance Committee followed in 2014 to build a balanced board for the future in undertaking the search for new Non-executive Directors.

Building a successful executive team is the responsibility of the Chief Executive Officer, although this process is also overseen by the Board. The Chief Executive Officer and Chief Human Resources Officer present a report to the Board on Succession Planning on an annual basis, at which the performance and potential of members of the executive team are discussed and considered. The Board is also given a number of opportunities during the course of the year to meet key members of the executive team at the Strategy Review held annually in September and at the site visits held in October each year. Executive Officers and their direct reports also make regular presentations on different aspects of the business. The Board recognises the importance of getting to know the executive team below Board level both for the purpose of understanding the business better but also in order to plan for executive succession.

By order of the Board, on 25 February 2015

Roberto Quarta

Chairman

Smith & Nephew Annual report 2014            69

CORPORATE GOVERNANCE

Accountability

Accountability

Nomination & Governance Committee Report Dear Shareholder I am pleased to present our Report on the role and activities of the Nomination & Governance Committee in 2014. Current Members in 2014

Roberto Quarta	Committee Chairman
Brian Larcombe	Senior Independent Non-executive Director
Virginia Bottomley (from 10 April 2014)	Independent Non-executive Director
Olivier Bohuon	Chief Executive Officer
1 Sir John Buchanan and Richard De Schutter left the Committee on 10 April 2014 on their retirement from the Board.
Key activities
– Review the composition of the Board and make recommendations to the Board regarding the appointment of Directors.
– Oversee governance aspects of the Board and its Committees.
2015 focus
– Continue to search for one more Non-executive Director with financial expertise.

Role of the Nomination & Governance Committee

Our work falls into the following two areas:

Board Composition

–	Reviewing the size and composition of the Board

–	Overseeing Board succession plans

–	Recommending the appointment of Directors

–	Monitoring Board diversity.

Corporate Governance

–	Overseeing governance aspects of the Board and its Committees

–	Overseeing the review into the effectiveness of the Board

–	Considering and updating the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees

–	Monitoring external corporate governance activities and keeping the Board updated

–	Overseeing the Board Development Programme and the induction process for new Directors.

The terms of reference of the Nomination & Governance Committee describe our role and responsibilities more fully and can be found on our website at www.smith-nephew.com

Activities of the Nomination & Governance Committee in 2014 and since the year end

In 2014, we held four physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Head of Human Resources and external search agents also attended by invitation. In between each meeting, various discussions were held between members of the Nominations & Governance Committee and the external search agent. Our programme of work in 2014 was as follows:

Early February (Activities related to the year end)

–	Considered and approved the re-appointment of directors who had completed three or six years’ service and the annual appointment of directors serving in excess of nine years

–	Reviewed and updated the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees

–	Considered and discussed the results of the annual review into the effectiveness of the Board

–	Noted an update on corporate governance matters relating to reporting and disclosure requirements.

Early September (Appointment of Vinita Bali)

–	Reviewed the long list of candidates for the position of Non-executive Director and discussed the outcome of meetings already held with candidates who had been shortlisted

–	Agreed to recommend to the Board that Vinita Bali be appointed Non-executive Director.

70             Smith & Nephew Annual report 2014

End October (Appointment of Erik Engstrom)

–  Further reviewed the longlist and shortlist of Non-executive Director candidates and discussed the outcome of meetings held with candidates

–  Agreed to recommend to the Board that Erik Engstrom be appointed Non-executive Director

–  Agreed to hold further meetings with other candidates.

Early December (Appointment of Non-executive Directors)

–  Further reviewed the longlist and shortlist of Non-executive Director candidates and discussed the outcome of meetings held with candidates.

Since the year end, we have also considered the outcomes of the Board Effectiveness review and discussed the future structure of the Board.

Non-executive Directors

During 2014, there were a number of changes to the composition of the Board. Sir John Buchanan retired as Chairman of the Board at the Annual General Meeting after nine years’ service to the Company. Richard De Schutter also retired at the Annual General Meeting following 13 years’ service and Pamela Kirby retired after 12 years’ service in July. Earlier in the year, Ajay Piramal also retired from the Board in March due to the pressure of other commitments. These departures left a number of positions on the Board to be filled. We therefore undertook a search programme to identify suitable new Board members, which resulted in the appointment of Vinita Bali as Non-executive Director with effect from 1 December 2014 and of Erik Engstrom with effect from 1 January 2015. The process we followed was as follows:

–  I worked with Olivier Bohuon, Chief Executive Officer, the Company Secretary and the Head of Human Resources to analyse the skills and experiences we felt that we needed on the Board to implement our Strategy over the next five years. We also analysed the skills and experiences of those Directors who would be remaining on the Board

–  From this review, we identified that we would wish to search for up to three new Non-executive Directors, each with a combination of one or more of the following skills, experiences or backgrounds:

–  Experience of one or more of the Emerging Markets in which we operate;

–  Digital experience – we later modified this to leading a company through a period of considerable technological change;

–  Experience as a Chief Executive Officer in another listed company;

–  At least one new female Non-executive Director;

–  The Board reviewed this analysis and endorsed the skills and experiences against which we would be searching

–  The Nomination & Governance Committee selected Russell Reynolds to undertake the search for new Non-executive directors, having reviewed three firms suggested by the Head of Human Resources and the Company Secretary

–  Russell Reynolds prepared a long list of candidates satisfying one or more of the above criteria and Brian Larcombe and I met with them to discuss the longlist and select a shortlist of suitable candidates

–  Members of the Nomination & Governance Committee then met individually with a number of candidates. Additional Board members were also asked to meet certain candidates where there were particular interests or experiences

–  The Nomination & Governance Committee agreed to recommend that the Board appoint Vinita Bali and Erik Engstrom as Non-executive Directors.

The Nomination & Governance Committee selected Vinita Bali to be a Non-executive Director because of her experience as a very senior commercial executive in a wide range of Emerging Markets across India, Africa and South America.

We selected Erik Engstrom because of his experience in his role as Chief Executive Officer leading his company Reed Elsevier through significant technological change and his ability to add value to our Audit Committee.

Russell Reynolds also undertook succession planning assessments on behalf of management. The Committee is satisfied that their advice is objective and independent.

Diversity

We aim to have a Board which represents a wide range of backgrounds, skills and experiences. We also value a diversity of outlook, approach and style in our Board members. We believe that a balanced Board is better equipped to consider matters from a broader perspective and therefore come to decisions that have considered a wider range of issues and perspectives than would be the case in a more homogenous Board. Diversity is not simply a matter of gender, ethnicity or other easily measurable characteristic. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical adherence to governance or regulatory matters for an understanding of the business in which we operate. It needs some members with a long corporate memory and others who bring new insights from other fields. There needs to be both support and challenge on the Board as well as a balance of gender, commercial and international experience. When selecting new members for the Board, we take these considerations into account, as well as professional background. A new Board member needs to fit in with their fellow Board members, but also needs to provide a new way of looking at things.

In 2012, we stated that our expectation would be that by 2015, 25% of our Board would be female and we have met this expectation. 30% of our Board is female. We do not regard this as a fixed percentage as the number of Board members will fluctuate from time to time and we would not necessarily expect to replace any retiring Director with a new Director of the same gender. We will still continue to appoint Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender.

Governance

During the year, the Nomination & Governance Committee also addressed a number of governance matters. We also received updates from the Company Secretary on new developments in corporate governance and reporting in both the UK and Europe. We reviewed the independence of our Non-executive Directors, considered potential conflicts of interest and the diversity of the Board and made recommendations concerning these matters to the Board.

Yours sincerely,

Roberto Quarta

Chairman of the Nomination & Governance Committee

Smith & Nephew Annual report 2014            71

CORPORATE GOVERNANCE

Accountability continued

Ethics & Compliance Committee Report Dear Shareholder I am pleased to present our Report on the role and activities of the Ethics & Compliance Committee in 2014. Current Members in 2014

Michael A. Friedman (from 31 July 2014)	Committee Chairman
Ian Barlow (from 2 October 2014)	Independent Non-executive Director
Joseph Papa	Independent Non-executive Director
1 Richard De Schutter left the Committee on 10 April 2014 on their retirement from the Board.
2 Pamela Kirby left the Committee on 31 July 2014 on her retirement from the Board.
3 Vinita Bali will join the Committee on 1 April 2015.
Key activities
– Reviews ethics and compliance processes and practices across the Group.
– Oversees quality and regulatory matters.
– Monitors significant compliance, quality and regulatory issues or failures as they arise.
2015 focus
– Develop a deeper oversight of quality and regulatory matters.
– Continue to focus on compliance issues within the context of our acquisition programme.
– Continue to enhance the compliance processes and practices of our third party distributors.

Role of the Ethics & Compliance Committee

Our work falls into the following two general areas:

Ethics & Compliance

–	Overseeing ethics and compliance programmes

–	Monitoring ethics and compliance policies and training programmes

–	Reviewing compliance performance based on monitoring, auditing and investigations data

–	Reviewing allegations of significant compliance issues

–	Overseeing the Group’s internal and external communications relating to ethics and compliance matters

–	Reviewing external developments and compliance activities

–	Receiving reports from the Group’s Ethics & Compliance Committee meetings and from the Chief Compliance Officer and the Chief Legal Officer.

Quality Assurance and Regulatory Assurance

–	Overseeing the processes by which regulatory and quality risks relating to the Company and its operations are managed

–	Receiving and considering regular functional reports and presentations from the SVP Quality Assurance and Regulatory Assurance (QARA).

The terms of reference of the Ethics & Compliance Committee describe our role and responsibilities more fully and can be found on our website at www.smith-nephew.com

72             Smith & Nephew Annual report 2014

Activities of the Ethics & Compliance Committee in 2014 and since the year end

In 2014, we held four physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal Officer, the Chief Compliance Officer and the SVP Quality Assurance and Regulatory Assurance also attended by invitation. Our programme of work in 2014 included the following:

February

–	Noted that the SEC and DOJ had confirmed the termination of the independent monitorship in January 2014 and that the Company was now subject to self-reporting. Discussed and noted the requirements of self-reporting

–	Noted the ethics and compliance due diligence and integration work being undertaken in respect of recent transactions in India, Turkey and Brazil and the Biotherapeutics business

–	Noted the preparations being made in capturing data to be filed under the US Sunshine Act and considered the Sunshine legislation in other territories.

April

–	Reviewed the processes in place to ensure oversight over third party sellers

–	Noted the ethics and compliance due diligence and integration work being undertaken in respect of recent transactions in India, Turkey and Brazil and ArthroCare

–	Noted that the first aggregate payment report under the US Sunshine Act had been filed in March 2014 and considered the Sunshine legislation in other territories.

July

–	Noted that the Company’s first self-reporting report would be filed with the SEC and DOJ in July 2014.

October

–	Reviewed the results of 2014 ethics survey

–	Noted the data recently published under the US Sunshine Act in respect of both the Company and its competitors

–	Received a report from the SVP Quality Assurance and Regulatory Assurance on the activities of the QARA function, reviewing the quality and regulatory challenges faced across the Company and initiatives to address them.

At each meeting we noted and considered the activities of enforcement agencies and investigation of possible improprieties. We also reviewed a report on the activities of the Group Ethics & Compliance Committee and reviewed the progress of the Global Compliance Programme.

Since the year end, we have also reviewed the work of the Group Ethics & Compliance Committee meeting held in November 2014, considered the compliance implications of recent acquisitions and continued our oversight of the Quality Assurance and Regulatory Assurance function.

Employee Compliance Programme

New employees are trained on our Code of Conduct, which sets out the basic legal and ethical principles for conducting business. A copy of the Code of Conduct can be found on our website at www.smith-nephew.com

Further support is provided through a comprehensive set of tools and resources located on our global intranet platform. These tools and resources are regularly updated.

The Code of Conduct includes our whistle-blower policy, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law). Individuals can also report any concern to their direct manager or a manager in Compliance, Legal or Human Resources. All calls and contacts are investigated and the appropriate action taken, including reports for senior management or the Board, where warranted. As stated in the Code of Conduct, we also enforce our non-retaliation policy with respect to anyone who makes a report in good faith. The Ethics & Compliance Committee is advised of any potentially significant improprieties from time to time, and the Company’s response.

In 2014, we continued to work to enhance the employee compliance training programme. New employees receive training on our Code of Conduct (‘Code’), and we assign annual compliance training to employees. In 2014, we updated our Code training. The new module is more interactive, role-based and allows individuals to apply the Code in different scenarios.

We also developed and piloted a face-to-face course for new managers, supplementing the on-line manager certification training. In 2015, all new managers will be required to complete both the on-line and the face-to-face course.

Smith & Nephew Annual report 2014            73

CORPORATE GOVERNANCE

Accountability continued

Compliance Programme for Third Parties

We continually review our compliance programme with third party sellers (such as distributors and sales agents), particularly in higher risk markets. This programme includes due diligence, contracts with compliance terms and compliance training. To increase oversight, we have augmented monitoring and auditing programmes in 2014.

We expanded our oversight of third party sellers with site assessments to check compliance controls and monitoring visits to review books and records.

We have continued to strengthen controls over other third parties engaged by us to provide services other than selling our products, such as customs, registration and travel agents. In 2014, we focused on potentially higher risk third parties. We have established a policy and process requiring that managers prioritise our oversight of third parties and take appropriate steps, including performing a risk assessment, conducting due diligence and assigning training, based on third party type and risk profile.

Compliance implications around acquisitions

In both 2013 and 2014, there has been increased strategic acquisition activity across the Group. In all cases, we undertake comprehensive due diligence evaluation prior to acquisition and implement compliance integration plans from the point of executing the acquisition. This is to ensure that new businesses are integrated into the Smith & Nephew compliance culture as soon and consistently as possible and that all new employees are immediately made aware of how we do things at Smith & Nephew.

Oversight of Quality Assurance and Regulatory Assurance Function

During the course of 2014, it was agreed that primary oversight of the Quality Assurance and Regulatory Assurance Function (QARA) would move from the Audit Committee to the Ethics & Compliance Committee. Product safety is at the heart of our business and regulatory authorities enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products, including review of the safety and efficacy of such products. Jerry Porreca, SVP Quality Assurance and Regulatory Assurance presented to the Ethics & Compliance Committee in October 2014, explaining the new structure of the QARA function and the current focuses and initiatives being addressed by the function. The QARA function is built on four pillars – quality assurance, regulatory affairs, customer complaints and quality systems and regulatory compliance.

Going forward, the Ethics & Compliance Committee will monitor the work of the QARA function on a quarterly basis, approve the QARA annual programme of work, as outlined in their 3-Year QARA Plan, consider any quality or regulatory issues that arise during the year, and approve any appropriate remedial action.

Yours sincerely,

Michael A. Friedman

Chairman of the Ethics & Compliance Committee

74             Smith & Nephew Annual report 2014

Audit Committee Report Dear Shareholder I am pleased to present our Report on the role and activities of the Audit Committee in 2014. Current Members in 2014

Role of the Audit Committee

Our work falls into the following five areas:

Financial Reporting

–  Reviewing significant financial reporting judgments and accounting policies and compliance with accounting standards

–  Ensuring the integrity of the financial statements and their compliance with UK and US statutory requirements

–  Ensuring the Annual Report and Accounts are fair, balanced and understandable and recommending their adoption by the Board

–  Monitoring announcements relating to the Group’s financial performance.

Internal Controls and Risk Management

–  Monitoring the effectiveness of internal controls and compliance with the UK Corporate Governance Code 2012 and the Sarbanes Oxley Act, specifically sections 302 and 404

–  Reviewing the operation of the Group’s risk management processes and the control environment over financial risks.

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

The terms of reference of the Audit Committee describe our role and responsibilities more fully and can be found on our website at www.smith-nephew.com

Ian Barlow	Committee Chairman and designated financial expert
Erik Engstrom (from 1 January 2015)	Independent Non-executive Director
Brian Larcombe	Senior Independent Non-executive Director
Joseph Papa	Independent Non-executive Director
1 Richard De Schutter left the Committee on 10 April 2014 on his retirement from the Board.
Key activities
– Undertake independent assessment of the financial affairs of the Company.
– Oversee system of control and risk management throughout the Group.
– Undertake detailed work to support the Board’s approval of the financial results.
2015 focus
– Consideration of how to address the requirement to publish a Viability Statement in the 2015 Annual Report and more detailed risk management reporting.
– Monitor the roll-out of enhanced consistently applied financial controls across the Group.

Smith & Nephew Annual report 2014            75

CORPORATE GOVERNANCE

Accountability continued

Activities of the Audit Committee in 2014 and since the year end

In 2014, we held five physical meetings and three meetings by telephone. Each meeting was attended by all members of the Committee. The Chief Executive Officer, the Chief Financial Officer, the Head of Internal Audit (following her appointment in May 2014), the external auditor and key members of the finance function, the Company Secretary and Deputy Company Secretary also attended by invitation. We also met regularly with the external auditor without management present. Our programme of work in 2014 was as follows:

Month	Activity

Early February (Approval of Preliminary Announcement)	–	Reviewed the results for the full year 2013 and the preliminary announcement and recommend them for adoption by the Board
	–	Reviewed the effectiveness of financial controls and of the risk management process and concluded they were operating effectively
	–	Received the Internal Audit Report and approved the Internal Audit work programme for 2014
	–	Received the Quality Assurance Report and approved the Quality Assurance work programme for 2014
	–	Received the fraud report and reviewed whistle-blowing procedures
	–	Approved external audit fees and the policy for pre-approval of EY non-audit tax fees and noted consulting fees paid to other major audit firms
Late February (by telephone) (Approval of Financial Statements)	–	Reviewed and approved the Annual Report and Accounts for 2013, having considered whether they were fair balanced and understandable, and recommended them for adoption by the Board
	–	Considered the effectiveness of the external auditor and concluded that their work had been effective
	–	Agreed to put the audit out to tender for the financial year 2015
Early April (Presentations from prospective audit firms)	–	Confirmed the detailed plan for the audit tender and appointed the Audit Tender Steering Committee
	–	Received a presentation from the three audit firms planning to participate in our audit tender process

Late April (by telephone) (Approval of Q1 results)	–	Reviewed the results for the first quarter 2014 and approved the Q1 announcement

Early July (by telephone) (Appointment of new Auditors)	–	Considered and approved the recommendation of the Audit Tender Steering Committee to appoint KPMG LLP as the Company auditors for the year ending 31 December 2015

Late July	–	Reviewed the results for the first half 2014 and approved the H1 announcement
(Approval of H1 results)	–	Reviewed the Progress Report from Internal Audit which included an update on the status of the 2014 Internal Audit plan
	–	Received the fraud report and reviewed whistle-blowing procedures
	–	Reviewed and discussed the due diligence process for acquisitions, noting improvements made to this process in the past year
	–	Reviewed and approved the external Auditor’s Audit Plan for 2014
October	–	Reviewed the results for the third quarter 2014 and approved the Q3 announcement
(Approval of Q3 Results)	–	Approved the terms of the engagement letter of EY as Auditors for the financial year 2014
	–	Reviewed the Progress Report from Internal Audit, the status of the 2014 Internal Audit plan and two internal audit reports.
	–	Approved the Group Risk management programme conducted in 2014
	–	Considered and discussed the updated UK Corporate Governance Code issued by the Financial Reporting Council
	–	Considered and discussed the Financial Reporting Council’s Audit Quality Thematic Review - Fraud risks and laws and regulations.
	–	Received the fraud report and reviewed whistle-blowing processes
	–	Noted the progress of the European IT SAP implementation project
	–	Reviewed the inspection reports on EY from the Financial Reporting Council (UK) and the Public Company Accounting Oversight Board (US)
	–	Reviewed and discussed the roll-out of the Minimum Acceptable Practices for Finance and other control focussed initiatives
December	–	Reviewed and updated the terms of reference of the Audit Committee
(Review of Functional	–	Considered and approved critical accounting policies and judgments in advance of the 2014 year end
Reports)	–	Considered and approved the external audit plan for 2015
	–	Reviewed and approved the layout and design of the Annual Report 2014
	–	Received and discussed a report on the Finance transformation project and reports from the Head of Taxation, the Group Treasurer and the Chief Information Officer on Disaster Recovery and IT risk. These reports focused on the respective controls and risks within each function

During the year, we also approved our Policy on the use of Conflict Minerals by written resolution.

Since the year end, we have also reviewed the Annual Report and Accounts for 2014 and have concluded that taken as a whole, they are fair balanced and understandable and have advised the full Board accordingly. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on page 12, and the key performance indicators and their link to the strategy.

76             Smith & Nephew Annual report 2014

Significant matters related to the financial statements

We considered the following key areas of judgement in relation to the 2014 accounts and at each reporting quarter end, which we discussed in all cases with management and the external auditor:

Area of judgement	Our action
Valuation of inventories
A feature of the orthopaedic business model (whose finished goods inventory makes up 81% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation.	At each quarter end, we received reports from and discussed with management the level of provisioning and material areas at risk. The provisioning level was 21.5% at 31 December 2014 (26.0% as at 31 December 2013). We concluded that the proposed levels were appropriate.
Liability provisioning
The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or if new facts come to light. The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important.	As members of the Board, we receive regular updates from the Chief Legal Officer. These updates form the basis for the level of provisioning. These judgements have not moved materially during the year, with some cases having been resolved, and we have determined that the proposed levels at year end of $74 million in 2014 ($86 million in 2013) were appropriate in the circumstances.
Impairment
In carrying out impairment reviews of goodwill, intangible assets and property, plant and equipment, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results.	We reviewed management’s reports on the key assumptions with respect to goodwill, acquisition intangible assets and investments in associates – particularly the forecast future cash flows and discount rates used to make these calculations. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.
Taxation
Provisioning for potential current tax liabilities and the level of deferred tax asset recognition in relation to accumulated tax losses are underpinned by a range of judgments about the future statutory profitability of constituent entities of the Group.	We annually review our processes and approve the principles for management of tax risks. We review quarterly reports from management evaluating existing risks and tax provisions, concluding that the levels of provisions was appropriate.
Business combinations
The Group has identified ‘growth through acquisitions’ as one of its Strategic Priorities. During 2014, we acquired ArthroCare Corporation; the determination of the balance sheet fair value acquired is dependent upon understanding the circumstances at acquisition and estimates of the future results of the acquired business and management judgement is a factor in making these determinations.

For completed acquisitions, we received a report from management setting out the significant assets and liabilities acquired, details of the provisional fair value adjustments applied, an analysis of the intangible assets acquired, the assumptions behind the valuation of these acquired intangible assets and the proposed useful economic life of each intangible asset class. For material acquisitions, management engage third party specialists to perform a detailed analysis, summaries of which are included in management reports. We reviewed, discussed and approved these reports.

We note that within the External Audit report there is a principal risk associated with the timing of revenue recognition and measurement of related reserves as required by auditing standards. We have considered this and have concluded that we have appropriate procedures and controls in place not to include this as a significant area of judgement.

Smith & Nephew Annual report 2014            77

CORPORATE GOVERNANCE

Accountability continued

External Auditor

Independence of External Auditors

The independence of our external auditors is critical for the integrity of the audit. Our Auditor Independence Policy, which ensures that this independence is maintained, is available on the Company’s website. We believe that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded. The policy governs our approach when we require our external auditor to carry our non-audit services, and all such services are strictly governed by this policy. During 2014, fees paid to Ernst & Young LLP, our external auditor, for non-audit work totalled $1.8 million, representing 35% of total audit fees. Full details are shown in Note 3.2 of the Notes to the Group accounts. During 2014, fees paid to KPMG LLP, who will be appointed as our external auditors at the Annual General Meeting, amounted to $3.9 million. The provision of non-audit services by KPMG will be subject to our Auditor Independence Policy and the level of these services will be monitored closely. It is not expected that the level of non-audit services provided by KPMG will be as high in 2015.

The Auditor Independence Policy also governs the policy regarding audit partner rotation. In 2014, Les Clifford who had been our audit partner for five years was replaced by Michael Rudberg.

Effectiveness of External Auditors

Although EY will cease to be the Company’s external auditors at the Annual General Meeting, we felt that it would still be useful to carry out a review of the effectiveness of the external audit process and the quality of the audit, as the findings could be of use to KPMG, the incoming external auditor. We therefore conducted a review into the effectiveness of the external audit as part of the 2014 year-end process, in line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management, EY and KPMG.

During the year, we also considered the inspection reports from the Audit Oversight Boards in the UK and US and determined that we were satisfied with the audit quality provided by EY.

The Audit Quality Review Team of the Financial Reporting Council in the UK reviewed the 2013 audit EY performed of the Company. We have discussed the results of this inspection with EY and are satisfied that the points raised by the review have been appropriately addressed in the 2014 audit.

Overall therefore, we concluded that EY had carried out their audit for 2014 effectively.

Appointment of External Auditors at Annual General Meeting

Ernst & Young LLP will be retiring as the Company’s external auditor at the Annual General Meeting. The reports of Ernst & Young LLP on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended 2013 and 2014, and in the subsequent interim period to 23 February 2015, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report.

Resolutions will be put to the Annual General Meeting to be held on 9 April 2015 proposing the appointment of KPMG LLP as the Company’s Auditors and authorising the Board to determine their remuneration, on the recommendation of the Audit Committee.

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

Audit and Professional Fees paid to the Auditor

Fees for professional services provided by Ernst & Young LLP, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

	2014	2013
	$ million	$ million
Audit	3	3
Audit-related fees	–	–
Tax	2	3
Other	–	–
Total	5	6

Internal Audit

Our Internal Audit function reports directly to the Audit Committee and is headed by Jenny Morgan, Senior Vice President Internal Audit, whom we appointed in May 2014. She has subsequently restructured her team to meet the requirements of the evolving nature of our business, particularly in Emerging Markets and new acquisitions.

The internal Audit function carries out work in the following three areas:

–	Financial systems and processes;

–	Systems that ensure compliance with our Code of Conduct, regulation and laws; and

–	Quality management systems in our manufacturing activities.

In all three areas, they act as a third line of defence behind operational management’s front line and the Company’s internal assurance activities within Group Finance Compliance and Quality Assurance. During the year, they completed 26 reviews across the business. The Audit Committee receives a quarterly report of the activities of the Internal Audit function and reviews the results of the Internal Audit reports, looking in detail at any reports with unsatisfactory ratings. We also receive a quarterly report detailing any unremediated and overdue control recommendations and oversee the effective and timely remediation of any recommendations.

Specific activities of the Internal Audit function in 2014 were the review of the design of the post-deal acquisition review process and the calculation of the benefits and costs associated with the Group Optimisation programme. In addition site specific audits were conducted of the China commercial business and the new acquisitions in Turkey and India to ensure that integration efforts were in line with approved plans.

In 2015, we will continue to monitor Internal Audit’s scope of work and operational methods to ensure that it continues to play a full role in providing assurance over the Group’s identification and management of risk and its associated controls.

During 2014, KPMG carried out an external review into the effectiveness of the Internal Audit function. The review made a number of recommendations regarding the role and remit of internal audit, the resourcing of the function and the development of integrated working with other functions to provide a more holisitc approach to risk and assurance across the Group. These recommendations were accepted and are being implemented.

Since this review, the Internal Audit function has been strengthened by the appointment of Jenny Morgan, the new Senior Vice President Internal Audit who has in turn restructured the function as detailed above.

78 Smith & Nephew Annual report 2014

Tender of External Audit Services

EY and their predecessor firms have been the Company’s auditors since the Company listed in 1937. We have been very satisfied with the effectiveness of the external audit process and the quality of the audit and have undertaken a number of measures to ensure that the external auditor has continued to maintain its independence. However, in common with a number of other companies, as we explained in our Audit Committee Report last year, we recognised in 2014, that it was the right time to put the external audit out to tender.

During the early summer of 2014, I led a process to select a new external auditor for the year ending 31 December 2015. I worked with the Group’s procurement function and established a Steering Committee comprising myself, Brian Larcombe, member of the Audit Committee and Senior Independent Director, Julie Brown, the Chief Financial Officer, Susan Swabey, the Company Secretary and Dan Baker, Senior Vice President Group Finance. Given the size, complexity and geographical scope of the business, we invited Deloitte, KPMG and PwC to take part in the tender for carrying out our external audit. In addition, in light of the emerging rules from Europe, we reached mutual agreement with EY that they would not take part in the tender process.

    identification, audit approach to risks audit scope. These written tenders also included the proposed audit fee, as we believed that as well as ensuring the quality of the audit, we also needed to have regard to the sensible containment of costs.

5. Early July – In the week leading up to the presentation, each audit firm was asked to prepare a response to an audit query, the same query for each firm, to simulate real life working and allow the Steering Committee to assess how well they responded to a request at short notice and how they interacted with the Committee on a technical issue.

6. Early July – Each firm was asked to make a presentation to the Steering Committee explaining why we should select them as our external auditors.

7. Early July – Following the presentations and further discussions, the Audit Committee met and considered the recommendation of the Steering Committee and agreed to appoint KPMG LLP as our external auditors for the 2015 financial year. A resolution to this effect will be submitted to shareholders for approval at the Annual General Meeting.

Prior to the commencement of the tender process, each firm was invited to make a presentation to the early April Audit Committee meeting on a project on which they had recently been working with the Company. This was to ensure that each firm had sufficient exposure to the Audit Committee prior to the financial tender.

We were conscious that the audit tender process is time and resource consuming, both for the firms involved and for the Company, and were therefore determined to have a concise yet thorough process, ensuring equivalent access to management for each firm. We undertook the following process over just six weeks:

1. Late May – Issued the request for tender.

Throughout the process, we were mindful of the need to preserve the independence of the external audit. As part of the tender, each firm was required to disclose all existing relationships with the Company and explain their proposals for ensuring that these relationships would not cause any conflict of interest after 1 January 2015. Given that up until 2008, I was Senior Partner in London with KPMG, we were aware that there might be some concerns about my independence. In order to address this, our Chairman Roberto Quarta joined the Steering Committee for the final stage of presentations to ensure impartiality was maintained. We also noted that other senior members of the finance team had recently joined the Company from other tendering firms.

2. Late May – Participating firms attended a joint workshop over a period of two days. This included a group meeting with all firms with a series of presentations from key members of management, explaining their key expectations from the external audit process, as well as a series of individual meetings with management.

3. Late May – Each firm was granted access to key senior members of management in a structured programme following the workshop, and then given access to senior managers and finance staff throughout the Group to help them understand the business further.

4. End June – Each firm submitted their written tender document covering predetermined areas of focus, including risk

We chose KPMG to be our external auditors as we felt that they had demonstrated that they understood our business and risks well and could work both constructively and in a challenging manner with our management and provide the Audit Committee with the assurances we would need to fulfil our role.

The audit of the 2014 Annual Report and Accounts will therefore be the last external audit to be conducted by EY. I should therefore like to record my thanks to EY and their partners and staff for their many years of excellent service to the shareholders of Smith & Nephew. As Chairman of the Audit Committee for the past five years, I have enjoyed working with them and have valued the insights and professionalism they have brought to the Audit Committee meetings.

Risk Management and Internal Control

On behalf of the Board, we reviewed the system of internal financial control and satisfied ourselves that we are meeting required standards both for the year ended 31 December 2014 and up to the date of approval of this Annual Report. No concerns were raised with us in 2014 about possible improprieties in matters of financial reporting.

In coming to this conclusion:

–	We received regular reports from the Internal Audit and Group Finance functions on their findings from the reviews undertaken throughout the year, both from an internal audit perspective and also with regard to compliance with the Sarbanes-Oxley Act.

–	We requested and reviewed a report mapping Group level risks and related control assurance.

–	We requested various reports from management relating to specific risks identified through the risk management process. Our Risk Management Framework is underpinned by Business and Functional Risk Registers that highlight the risks identified and the probability and impact of risk to the Group, as well as mitigation plans. The most significant of these risks are considered by the Group Risk Committee for inclusion on a Group Risk Register. The effectiveness of the framework is reviewed annually by Internal Audit and by the Audit Committee. In 2014, the Audit Committee concluded that the framework was effective.

Smith & Nephew Annual report 2014            79

CORPORATE GOVERNANCE

Accountability continued

Evaluation of Internal Controls

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15 (f) and 15d–15(f) under the US Securities Exchange Act of 1934.

There is an established system of internal control throughout the Group and our Divisions. The main elements of the internal control framework are:

The management of each Division is responsible for the establishment and review of effective financial controls within their Division.

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

The Audit Committee reviews regular reports from the Senior Vice President, Group Finance and the heads of the Financial Controls and Compliance, Taxation and Treasury functions.

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitation, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The system of internal control is not applied to the entities in which the Group does not hold a controlling interest. This process complies with the Financial Reporting Council’s ‘Internal Control: Revised Guidance for Directors on the Combined Code’ and additionally contributes to our compliance with the obligations under the Sarbanes-Oxley Act 2002 and other internal assurance activities. Other than the integration of ArthroCare there has been no change in the Group’s internal control over financial reporting during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational including quality management and ethical compliance processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through the Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2014 and included the period up to the approval of this Annual Report.

The main elements of this annual review are as follows:

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2014. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 23 February 2015 that the disclosure controls were effective as at 31 December 2014.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2014 in accordance with the requirements in the US under s404 of the Sarbanes-Oxley Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on their assessment, management concluded and reported that, as at 31 December 2014, the Group’s internal control over financial reporting is effective based on those criteria.

Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.

Ernst & Young LLP. An independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as at 31 December 2014. This report appears on page 105.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any amendments to the Code during 2013 or up until 23 February 2015. A copy of the Code of Ethics for Senior Financial Officers can be found on our website at www.smith-nephew.com.

In addition every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

Evaluation of Effectiveness of the Audit Committee

The effectiveness of the Audit Committee was evaluated as part of the review into the effectiveness of the Board conducted at the end of 2014. The results of this review are described on pages 66 to 67 of this Annual Report.

Yours sincerely,

Ian Barlow

Chairman of the Audit Committee

80             Smith & Nephew Annual report 2014

CORPORATE GOVERNANCE

Remuneration report

Remuneration

Dear Shareholder,

The Board focuses on the long-term future of the Company. We are delivering on our strategy to rebalance Smith & Nephew by strengthening our higher growth platforms, which now represent more than half the business, up from just 35% in 2011. In 2014, we undertook a number of important actions to accelerate this transformation:

–	We drove a much improved performance in US Hip and Knee Implants, and maintained our momentum in Sports Medicine Joint Repair and Trauma & Extremities.

–	We strengthened our higher growth platforms, acquiring ArthroCare to give us a broader sports medicine portfolio.

–	We created new growth platforms, the mid-tier portfolio for Emerging markets, and Syncera, as well as delivering double-digit growth from our recent acquisition Advanced Wound Bioactives.

The role of the Remuneration Committee is to design a remuneration strategy that drives performance aligned to the strategic priorities.

Our performance in 2014 reflected the choices we made to continue investing to transform Smith & Nephew and, as a result, the Group enters 2015 stronger, more efficient, and set for higher growth. However, these choices did impact profit and cash performance in 2014 and consequently performance against the financial measures in the Annual Incentive Plan and the resulting payouts under this plan are accordingly lower than in previous years. The Remuneration Committee recognises that the Executive Directors made the right decisions for the long-term future of the Company and for the benefit of shareholders, and performed well against their business objectives.

In devising our remuneration arrangements, we aim to have a clear line of sight between the performance of the Company and how our Directors and senior executives are paid. We do this by setting the fixed elements of pay, notably base salary and benefits, in line with what our Executive Directors would be paid at another company of a comparable size, complexity and geographical spread. For the variable elements of pay, we select performance measures that are linked to one or more of our Strategic Priorities as detailed on page 13 of the Annual Report. These performance measures are summarised on the following page.

Our remuneration arrangements have essentially remained unchanged from last year and we will therefore not be asking shareholders to vote on a new remuneration policy. We have however chosen to replicate the policy you approved last year following the annual report on remuneration for ease of reference.

During the year, Richard De Schutter and Pamela Kirby ceased to be members of the Remuneration Committee on their retirement from the Board. We value the contribution they each made to the work of the Committee during the years they served and thank them both for their work.

We welcome the opportunity we have had during the year to meet with our investors to discuss our remuneration arrangements and we thank the shareholders who met with us for their valuable contributions and insights into the way we think about remuneration. We were delighted to have received the ICSA Excellence in Governance Award for “Best Remuneration Report” in FTSE 100 in 2014.

Yours sincerely,

Joseph Papa

Chairman of the Remuneration Committee

Smith & Nephew Annual report 2014            81

CORPORATE GOVERNANCE

Remuneration report continued

Measure in our Variable Pay Plans	Link to Strategic Priorities
Financial measures in Annual Incentive Plans
Revenue, Trading profit, Cash

We need to generate cash in our Established Markets to be able to invest in Emerging & International Markets, innovation, organic growth and acquisitions in order to continue to grow in the future. Cash flow is therefore important and this in turn is derived from increased revenues and healthy trading profits.

Business objectives in Annual Incentive Plans
Business process

We need to release resources from the businesses through improved structures, efficiencies and business processes in order to re-invest in our higher growth areas, including Emerging & International Markets, innovation, organic growth and acquisitions.

People	We need to attract and retain the right people to achieve our strategy through improving our operating model.
Customer	Our mission is to deliver advanced medical technologies that help healthcare professionals, our customers, improve the quality of life of their patients.
Performance measures in our Performance Share Plan
Free Cash flow	Cash flow from our Established Markets is necessary in order to fund growth in Emerging & International Markets, innovation, organic growth and acquisitions.
Revenue in Emerging & International markets	Our long-term strategy depends on our ability to grow in Emerging & International Markets.
TSR	If we execute our strategy successfully, this will lead to an increased return for our shareholders.

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

The first part of the Report (pages 83 to 93) is the annual report on remuneration (the ‘Implementation Report’). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 9 April 2015. The Implementation Report explains how the remuneration policy was implemented during 2014 and also how it is currently being implemented in 2015. Pages 85, and 88 to 90 have been audited by Ernst & Young LLP.

The second part of the Report (pages 94 to 102) is the Directors’ Remuneration Policy Report (the ‘Policy Report’) which was approved by shareholders at the Annual General Meeting held in 2014. The Policy Report describes our remuneration policy as it relates to the Directors of the Company. All payments we make to any Director of the Company will be in accordance with this remuneration policy. We intend that this remuneration policy will remain in place unchanged for at least the next two years and will next be put to shareholder vote at the Annual General Meeting to be held in 2017. We will bring the policy report back to shareholders earlier in the event that we make any material change to the remuneration policy or shareholders do not approve the annual report on remuneration. The level of base salary and benefits paid and performance measures shown in the Policy Report are as at 2014, when the Policy Report was approved by shareholders. Full details of any changes to these details since then, in accordance with the Policy Report are given in the Implementation Report.

82              Smith & Nephew Annual report 2014

The Implementation Report

Remuneration Committee

Role of the Remuneration Committee

Our work falls into the following three areas:

Determination of Remuneration Policy and Packages

–  Determination of remuneration policy for Executive Directors and senior executives

–  Approval of individual remuneration packages for Executive Directors and Executive Officers at least annually and any major changes to individual packages throughout the year

–  Consideration of remuneration policies and practices across the Group

–  Approval of appropriate performance measures for short-term and long-term incentive plans for Executive Directors and senior executives

–  Determination of pay-outs under short-term and long-term incentive plans for Executive Directors and senior executives.

Oversight of all Company Share Plans

–  Determination of the use of long-term incentive plans and oversees the use of shares in all executive and all-employee plans.

Reporting and Engagement with shareholders on

Remuneration Matters

–  Approval of Directors’ remuneration report ensuring compliance with related governance provisions

–  Continuance of constructive engagement on remuneration issues with shareholders.

The terms of reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website at www.smith-nephew.com

The Remuneration Committee presents the annual report on remuneration, (the ‘Implementation Report’), which together with the annual statement from the Chairman of the Remuneration Committee will be put to shareholders as an advisory vote at the Annual General Meeting to be held on 9 April 2015.

Current Members in 2014
Joseph Papa	Committee Chairman
Virginia Bottomley	Independent Non-executive Director
Brian Larcombe	Senior Independent Non-executive Director
Roberto Quarta (from 10 April 2014)	Chairman of the Board
1. Richard De Schutter left the Committee on 10 April 2014 on his retirement from the Board.
2. Pamela Kirby left the Committee on 31 July 2014 on her retirement from the Board.
3. Vinita Bali will join the Committee on 1 April 2015.
Key activities
– Setting the remuneration policy and packages for Executive Directors and Executive Officers.
– Approval of all share plans operating throughout the Group. 2015 focus
– Determination of payouts under cash incentive and long-term incentive plans vesting in 2015.
– Determine targets to apply to cash incentive and share plan awards in 2015.
– Review the overall structure of our remuneration policies to ensure they still support our business strategy.

Smith & Nephew Annual report 2014            83

CORPORATE GOVERNANCE

Remuneration report continued

Activities of the Remuneration Committee in 2014 and since the year end

In 2014, we held four physical meetings and determined four matters by written resolution. Each meeting was attended by all members of the Committee. The Chief Executive Officer, the Chief Human Resources Officer and the Senior Vice President, Global Reward, key members of the finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent Remuneration Consultants, Towers Watson without management present. Our programme of work in 2014 was as follows:

Month	Activity

Early February	–	Noted the financial results for 2013 against the targets under the short-term and long-term incentive plans
(Approval of salaries, awards and payouts in 2014)	–	Agreed the targets for the short-term and long-term incentive plans for 2014, approving the third performance measure for the Performance Share Plan
	–	Approved the quantum of cash payments to Executive Directors and Executive Officers under the Annual Incentive Plan and awards under the Equity Incentive Programme and the Performance Share Programme
	–	Approved the vesting of options and share awards granted in 2011 and reviewed the performance of long-term awards granted in 2012 and 2013
	–	Reviewed benchmark data increases to salaries across the Group and approved salary increases for Executive Directors and Executive Officers with effect from 1 April 2014
	–	Approved the text of the Remuneration report
	–	Reviewed and approved the business plan for the Remuneration Committee for 2014.
Late February	–	Approved the final targets for the short-term and long-term incentive plans for 2014
(by telephone) (Final approval of Remuneration report)	–	Approved the final text of the Remuneration report.
Late July (Mid-year Review of Remuneration Arrangements)	–	Reviewed the shareholder response and support for the Remuneration Policy and Report at the Annual General Meeting
	–	Reviewed adherence to shareholding guidelines by Executive Directors, Executive Officers and Senior Executives
	–	Monitored dilution limits and the number of shares available for use in respect of executive and all-employee share plans
	–	Approved the schedule of share awards made since the previous meeting
	–	Approved minor changes to the rules of various share plans in line with local legislative changes
	–	Reviewed the performance of long-term awards granted in 2012, 2013 and 2014.
December (Review of Remuneration Strategy)	–	Received a report from the Chairman of the Remuneration Committee on recent engagement with shareholders
	–	Approved the Remuneration Strategy for 2015
	–	Considered the first draft of the Remuneration report for 2014
	–	Reviewed and considered the principles for determining payouts under the short-term and long-term plans due to vest in 2015
	–	Approved the schedule of share awards made since the previous meeting.

Four written resolutions were approved during the year relating to the approval of two leaver and two recruitment arrangements for Executive Officers.

Since the year end, we have also reviewed the financial results for 2014 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee, and have agreed the targets for the short-term and long-term incentive plans for 2015. We have also approved increases to the salaries of Executive Directors and Executive Officers and determined cash payments under the Annual Incentive Plan, awards under the Equity Incentive Programme and the Performance Share Programme, and the vesting of awards under the Performance Share Programme granted in 2012. Finally, we approved the wording of this Directors’ remuneration report.

During the year, the Remuneration Committee received information and advice from Towers Watson, an independent executive remuneration consultancy firm appointed by the Remuneration Committee in 2011 following a full tender process. They provided advice on market trends and remuneration issues in general, attended Remuneration Committee meetings, assisted in the review of the Directors’ remuneration report and in determining the third performance measure for the Performance Share Programme. The fees paid to Towers Watson for Remuneration Committee advice during 2014, charged on a time and expense basis was £39,745 in total. Towers Watson also provided other human resources and compensation advice to the Company for the level below the Board. Towers Watson comply with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Remuneration Committee is satisfied that their advice is objective and independent.

84             Smith & Nephew Annual report 2014

Single total figure on remuneration – Executive Directors

				Annual				Other items in the nature
	Fixed pay			variable pay	Hybrid	Long-term variable pay		of remuneration
		Payment		Annual	Annual			All-
		in lieu	Taxable	Incentive	Incentive	Performance	Share	Employee	One-Off
Director	Base salary	of pension	benefits	Plan – cash	Plan – equity	Share Plan	Option Plan	Share Plans	Awards	Total

Olivier Bohuon
Appointed 1 April 2011

2014	$1,464,515	$439,354	$286,341	$952,318	$811,006	$2,641,455	–	–	–	$6,594,989

2013	$1,425,559	$427,668	$112,637	$1,793,584	$933,410	0	0	–	–	$4,692,858

Julie Brown
Appointed 4 February 2013

2014	$840,487	$252,146	$38,494	$470,373	$465,437	–	–	–	–	$2,066,938

2013	$708,450	$212,536	$22,510	$858,978	$390,800	–	–	$5,684	$838,266	$3,037,224

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

Annual Incentive Plan – equity: the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on pages 87 and 88 of this report.

Performance Share Plan: the value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year, based on an estimated share price of 1,053 pence per share, which was the average price of a share over the last quarter of 2014.

Share Option Plan: the embedded gain of options vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year.

All-Employee Share Plans: the gain on the date of grant for SAYE awards (these are only subject to an employment condition and therefore the total value is captured in the year of grant), reflecting the 20% discount at which options are granted in the relevant financial year.

One-off awards: the total face value of shares awarded to Julie Brown on appointment in 2013 as described on page 89 of this report (these awards are only subject to an employment condition and therefore the total value is captured in the year of award).

Total: the sum of the above elements.

The amounts for 2014 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.6464 and € to US$1.3263, and for the prior years using exchange rates disclosed in previous years’ accounts.

Base salary

With effect from 1 April in each year, Executive Directors were paid the following base salaries:

	2013	2014

Olivier Bohuon	€1,081,500	€1,111,782

Julie Brown	£500,000	£514,000

In February 2015, we reviewed the base salaries of the Executive Directors, having considered general economic conditions and average salary increases across the rest of the Group, which have averaged at 3%. The Remuneration Committee has therefore agreed that the Executive Directors’ base salaries will increase by 3% with effect from 1 April 2015 to the following:

Olivier Bohuon	€1,145,135
Julie Brown	£529,420

Payment in lieu of pension

In 2014, both Olivier Bohuon and Julie Brown received a salary supplement of 30% of their basic salary to apply towards their retirement savings, in lieu of membership of one of the Company’s pension schemes. The same arrangement will apply in 2015.

Benefits

In 2014, both Olivier Bohuon and Julie Brown received death in service cover of seven times basic salary, of which four times salary is payable as a lump sum with the balance used to provide for any spouse and dependent persons. They also received health cover for themselves and their families, a car allowance and financial consultancy advice. Oliver Bohuon also received assistance with travel costs between London and Paris. The same arrangements will apply in 2015. The following table summarises the value of benefits on an element-by-element basis in respect of 2013 and 2014.

	Olivier Bohuon		Julie Brown
	2013	2014	2013	2014

Health Cover	£12,088	£20,642	£1,130	£1,144

Car and fuel allowance	€18,050	€18,751	£13,270	£14,640

Financial	£4,893	£24,053
consultancy advice (ii)	€19,816	€101,926	£0	£7,597

Travel costs	£19,407	£28,537	£0	£0

Subscriptions	£3,504 (i)	£3,473	£0	£0

(i)	Previous years are restated to reflect amounts not known at the date of signing of the previous Annual Report.
(ii)	The level of financial consultancy advice fees for Olivier Bohuon in 2014 reflects that he is a French national working in a global role of a company headquartered in the UK.

Smith & Nephew Annual report 2014            85

CORPORATE GOVERNANCE

Remuneration report continued

Annual Incentive Plan

During 2014, the Annual Incentive Plan for Executive Directors was based on the achievement of specific financial and business objectives as follows:

Financial objectives		70%
Revenue 30%
Trading profit 30%
Trading cash 10%
Business objectives		30%
Re-investment and Group Optimisation	Olivier Bohuon 5%	Julie Brown 10%
	Olivier Bohuon	Julie Brown
Business
People
Customer	25%	20%

The Board have considered whether it would be in the best interests of the Company and its shareholders to disclose the precise targets agreed for each of the performance measures in 2014. The targets for each year are set within the context of the Group’s five-year plan, which is updated at least annually. If we were to disclose the precise targets for one year of the plan, this would give information to our competitors about our long-term plans, which they could use to compete against us, for example by re-timing the launch of new products or extension into new growth areas. This could be detrimental to our commercial performance both in 2015 and going forward. The Board has concluded that even though the actual results for 2014 are known and published, it would be commercially sensitive to disclose what the precise targets determined at the beginning of 2014 were. At present, the Board would not be in a position to declare these targets at a later date, but will keep this under review.

In early 2015, the Remuneration Committee conducted an assessment of the Executive Directors against their 2014 financial and business objectives. In doing so the Remuneration Committee focused on the need to balance short-term growth whilst building the platform to deliver sustainable strong performance and greater shareholder value over the medium-term.

In summary, the performance of the Executive Directors against the targets set for 2014 was as follows:

	Below threshold	Between target and threshold	Between target and maximum	Above maximum
Revenue (30%)		X
Trading profit (30%)	X
Trading cash (10%)	X
Business objectives (30%)
Olivier Bohuon			X
Business objectives (30%)
Julie Brown			X
Multiplier (+/- 10%)	The Remuneration Committee agreed not to apply the multiplier to the annual incentive assessment in respect of 2014.
Olivier Bohuon
Multiplier (+/- 10%)
Julie Brown

Financial Objectives

Over the period, revenue was $4,617 million, trading profit was $1,055 million and trading cash flow $781 million. When set against the financial objectives for 2014, revenue performance was between target and threshold, while trading profit and trading cash performance was below threshold.

The Committee believes, whilst some of the underperformance on trading profit and cash is attributable to the RENASYS hold in the US, the financial outturn partly reflects the impact of important strategic decisions to invest more in the business during 2014 to deliver longer-term, sustainable value. Decisions to invest in R&D, Emerging & International Markets, the sales force, particularly in wound, and new, disruptive business models in 2014 all impacted profitability for the year, but strengthened the platform for future growth. Trading cash flow was impacted as we made significant investment in instrument sets to support growth rebuilt our wound safety stock following flooding in our Hull, UK factory and increased the holdings of Advanced Wound Bioactives products to meet anticipated demand.

Business Objectives

Under Olivier’s strong leadership, and consistent with the strategic plan he initiated in 2011, the Group made significant progress in 2014.

Olivier is delivering on his strategy to rebalance Smith & Nephew by strengthening our higher growth platforms, which currently represent more than half the business, up from just 35% three years ago. Advanced Wound Bioactives delivered strong double-digit growth, Sports Medicine Joint Repair performed well, Trauma & Extremities made good progress, and the Emerging & International Markets business increased underlying revenue by 17%. He also oversaw a successful turnaround in US Orthopeadic Reconstruction and addressed issues in Europe and AWM where we faced headwinds.

In addition to maintaining an increased level of investment in R&D and supporting new products, he introduced new, disruptive commercial models in orthopaedic reconstruction and the Emerging & International Markets to position Smith & Nephew to fulfil the unmet needs of customers.

Finally, he continues to deliver on our strategic priority to supplement organic growth through acquisition. He led the acquisition of ArthroCare Corporation for $1.7 billion, Smith & Nephew’s largest deal to date. This has strengthened our Sports Medicine business and we will use our global presence to drive substantial new growth. He also oversaw the integration of our recent Emerging & International Markets acquisitions.

The Remuneration Committee has therefore determined that Olivier performed between target and maximum in 2014 with regard to his business objectives.

Under Julie’s stewardship we continued our disciplined approach to finance, applying our cash allocation framework, managing trading cash effectively to support investments and initiating a major Group optimisation programme. Led by Julie, this will realise at least $120 million of annual savings. This is progressing as planned, with early results including rationalising our global property portfolio and making major savings through better procurement processes. She led a successful private placement and has overseen an improvement in our corporate tax rate with further progress expected.

She is leading a finance transformation project, establishing new transactional systems across Europe and new Business Information tools, which is improving visibility and consistency of financial information in the business.

The Remuneration Committee has therefore determined that Julie performed between target and maximum in 2014 with regard to her business objectives.

It is not appropriate to disclose the precise personal targets set as a number of the measurements continue to apply into 2015 and would be commercially sensitive if known by our competitors. At present, the Board would not be in a position to declare these targets at a later date, but will keep this under review. The Remuneration Committee did highlight a number of their achievements as follows:

86             Smith & Nephew Annual report 2014

Commentary on 2014 performance

Reinvestment and Group Optimisation

Olivier Bohuon

Increased business agility and efficiency, he has delivered annualised savings of $146 million for reinvestment in higher-growth platforms, including Emerging & International Markets. Ensured higher investment levels maintained in R&D and strong pipeline of new products including expanding JOURNEY II knee system and new Sports Medicine and Trauma & Extremities systems. Initiated Group optimisation programme to achieve further savings, including optimising locations.

Julie Brown

Leading implementation of new Group optimisation programme to achieve $120 million of annual savings, with programme on plan at year-end. Oversaw tax improvement with 220bps reduction in full-year effective rate achieved since the end of 2012 and further progress expected.

Business objectives

Olivier Bohuon

Completed $1.7 billion acquisition of ArthroCare Corporation, strengthening our Sports Medicine business with technology and products and strategy to drive substantial new growth through our global platform. Implemented leaner corporate structure, including one managing director across markets outside of the US, to enable better focus on the customer.

Julie Brown

Maintained rigorous oversight of investment performance across recent acquisitions including Advanced Wound Bioactives business acquired at the end of 2012, which delivered 15% growth in 2014 and Emerging & International Markets acquisitions in Brazil, Turkey and India, and the acquisition of ArthroCare.

People

Olivier Bohuon

Employee engagement surveys demonstrated significant improvements in Strategic Direction, Empowerment, Cross-business Coordination and Customer Focus across the Group. Achieved first Great Place to Work accreditation.

Julie Brown Delivered structural and cultural transformation programme across finance function, and improved quality of management information to support decision making across the Group.
Customer

Olivier Bohuon

Delivered new business models to meet the unmet needs of the customer including Syncera, a new commercial solution for Orthopaedic Reconstruction, and a mid-tier organisation for the Emerging & International Markets. These challenge the status quo, widening access to market and giving customers new economic options as they seek to improve the quality of life for their patients. Set the tone from the top and ensured strong ethics and compliance performance across the Group.

Julie Brown

Represented the Group with investors and financial analysts, gaining strongly positive feedback. Hosted CFO roundtable events in New York City, and presented at investor and other high-profile conferences. Introduced new financial disciplines with the development of group-wide Minimum Acceptable Practices. Refinanced the Company through US Private Placement, term loans and revolving credit facility.

The Remuneration Committee also considered whether to apply the multiplier to the annual incentive assessment of Olivier Bohuon and Julie Brown and agreed that no multiplier was appropriate in respect of 2014.

In summary, as a result of the performance described above, the Remuneration Committee determined that the following awards be made under the Annual Incentive Plan in respect of performance in 2014:

Executive Director	Cash Component		Equity Component
	% of salary	Amount	% of salary	Amount
Olivier Bohuon	65	€718,026	55	€611,480
Julie Brown	56	£285,698	55	£282,700

As a result of the 2014 performance assessment for both Olivier Bohuon and Julie Brown, the first tranche of the Equity Incentive Award made in 2014, the second tranche of the Equity Incentive Award made in 2013 and the third tranche of the Equity Incentive Award made in 2012 (to Olivier Bohuon only) will vest.

Annual Incentive Plan 2015

The Remuneration Committee has also reviewed the Annual Incentive Plan arrangements for 2015 and has determined that the following performance measures and weightings will apply to the financial and business objectives in 2015:

Financial objectives	70%
Revenue 30%
Trading profit 30%
Trading cash 10%
Business objectives	30%
Business process
People
Customer

The Board has determined that the disclosure of performance targets at this time is commercially sensitive. As explained on page 96, these targets are determined within the context of a five-year plan and the disclosure of these targets could give information to our competitors about details of our strategy which would enable them to compete more effectively with us to the detriment of our performance. At present, the Board would not be in a position to declare these targets at a later date, but will keep this under review.

For the financial performance measures, ‘Target’ is set at target performance as approved by the Board in the Budget for 2015. ‘Threshold’ and ‘Maximum’ are set at +/–3% from the target for revenue and trading profit measures and at +/–10% for the cash flow measure.

Details of awards made under the Equity incentive Programme

Details of conditional awards over shares, granted as part of the Annual Equity Incentive Programme to Executive Directors under the rules of the Global Share Plan 2010 in 2014 are shown below. The performance conditions and performance periods applying to these awards are detailed above.

Date granted	Number of shares under award	Date vesting
Olivier Bohuon
1/3 on 7 March 2015
1/3 on 7 March 2016
7 March 2014	61,683 ordinary shares	1/3 on 7 March 2017
Julie Brown
1/3 on 7 March 2015
1/3 on 7 March 2016
7 March 2014	26,497 ordinary shares	1/3 on 7 March 2017

Smith & Nephew Annual report 2014            87

CORPORATE GOVERNANCE

Remuneration report continued

The precise awards granted in 2015 in respect of service in 2014 will be announced when the awards are made and will be disclosed in the 2015 Annual Report.

Performance Share Programme – grants

Performance share awards in 2014 were made to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years beginning in 2014 and will vest subject to performance and continued employment in 2017. 50% of the award will vest subject to free cash flow performance, 25% to revenue in Emerging & International Markets and 25% to TSR.

Free cash flow is defined as net cash inflow from operating activities, less capital expenditure. Free cash flow is the most appropriate measure of cash flow performance because it relates to cash generated to finance additional investments in business opportunities, debt repayments and distribution to shareholders. This measure includes significant elements of operational financial performance and helps to align Executive Director awards with shareholder value creation.

The 50% of the award that will be subject to free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1.64bn	Nil
$1.64bn	23.75%
$1.88bn	47.5%
$2.12bn or more	95%

Awards will vest on a straight-line basis between these points.

Revenue in Emerging & International Markets is defined as cumulative revenue over a three-year period opening 1 January 2014 from our Emerging & International Markets. The 25% of the award that will be subject to revenue in Emerging & International Market performance will vest as follows:

Revenue in Emerging & International Markets	Award vesting as % of salary
Below Threshold	Nil
Threshold	11.875%
Target	23.75%
Maximum or above	47.5%

It is not possible to disclose precise targets for revenue growth in Emerging & International Markets as this will give commercially sensitive information to our competitors concerning our growth plans in Emerging & International Markets, which they could use against us to launch new products and enter new markets. This would be detrimental to our business in Emerging & International Markets, which are key to our success overall. ‘Target’ is set at target cumulative revenues from Emerging & International Markets in the corporate plan approved by the Board for the three years commencing 1 January 2014. ‘Threshold’ and ‘Maximum’ are set at +/– 15% from target. At present, the Board would not be in a position to declare these targets at a later date, but will keep this under review.

25% of the award will vest based on the Company’s Total shareholder Return (TSR) performance relative to a bespoke peer group of companies in the medical devices sector over a three-year period commencing 1 January 2014 as follows:

Relative TSR ranking	Award vesting as % of salary
Below median	Nil
Median	11.875%
Upper quartile	47.5%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The bespoke peer group for the 2014 awards comprises of the following companies: Baxter, Becton Dickinson, Boston Scientific, CR Bard, Coloplast, Conmed, Covidien, Edwards life Sciences, Medtronic, Nobel Biocare, Nuvasive, Orthofix, Stryker, St Jude Medical, Wright Medical and Zimmer.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the remuneration Committee by Towers Watson. TSR is calculated in common currency using a three-month averaging period at the start and end of the performance period. The Company has established protocols for dealing with companies that cease to be listed or merger and acquisition activity within the peer group.

Performance Share Programme 2015

Performance share awards will be made in 2015 to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years commencing 1 January 2015 and will vest subject to performance and continued employment in 2018. Vesting will be subject to the same three performance measures as applies to the awards made in 2014 using the same definitions and same comparator group. 50% of the award will vest subject to free cash flow performance, 25% to revenue in Emerging & International Markets and 25% to TSR.

The 50% of the award that will be subject to free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1.58bn	Nil
$1.58bn	23.75%
$1.81bn	47.5%
$2.05bn or more	95%

The free cash flow performance measure target for 2015 is lower than the same target in 2014, primarily due to exchange rate movement, as well as the continued impact of the RENASYS hold in the US and restructuring charges associated with the Group Optimisation Plan, both of which were not factored in when setting the prior year target.

Vesting of Awards made in 2012

Since the end of the year, the Remuneration Committee has reviewed the vesting of conditional awards made to Executive Directors under the Global Share Plan 2010 in 2012. Vesting of the conditional awards made in 2012 was subject to performance conditions based on TSR and cumulative free cash flow measured over a three-year period commencing 1 January 2012.

50% of the award was based on the Company’s TSR performance relative to a bespoke peer group of companies in the medical devices sector. Over the three-year period ending 31 December 2014, the Company was ranked 7th out of 17 companies in the comparator group. This part of the award therefore vested at 58.5%.

50% of the award was based on free cash-flow performance. Over the same three-year period, the adjusted cumulative cash free cash-flow was $1.642 billion. These adjustments include items such as Board approved M&A including the acquisition of Healthpoint and ArthroCare but do not include items such as the proceeds of the sale of the Gilberdyke business or the repayment of the Bioventus loan which are excluded from free cash. This part of the award therefore vested at 55.5%.

Overall therefore, the conditional awards made in 2012 will vest at 57% on 8 March 2015 as follows:

Director	Date of grant	Number of shares under award	Number vesting
Olivier Bohuon	8 March 2012	267,304	152,363

88 Smith & Nephew Annual report 2014

Summary of scheme interests awarded during the financial year

	Olivier Bohuon		Julie Brown

Basis on which award is made	Number of shares	Face value	Number of shares	Face value

Annual Equity Incentive Award (see page 86)
	61,683	€702,975	26,497	£250,000
Performance Share Award (see page 88)
190% base salary at maximum	180,304	€2,054,850	100,688	£950,000
95% base salary at target	90,152	€1,027,425	50,344	£475,000

Please see Policy Table on pages 96 to 97 for details of how the above plans operate. The number of shares is calculated using the closing share price on the day before the grant, which for the awards granted on 7 March 2014 was 943.5 pence.

Details of awards made under the Performance Share Programme

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2010. The performance conditions and performance periods applying to these awards are detailed on pages 96 to 97.

	Date granted	Number of ordinary shares under award	Date of vesting

Olivier Bohuon	8 March 2012(i)	267,304	8 March 2015

	7 March 2013	240,928	7 March 2016

	7 March 2014	180,304	7 March 2017

Julie Brown	7 March 2013	132,866	7 March 2016

	7 March 2014	100,688	7 March 2017

(i) On 3 February 2015, 43% of the award granted to Olivier Bohuon lapsed following completion of the performance period.

Details of option grants under the All-Employee ShareSave Plan

Details of options held by Executive Directors under the Smith & Nephew ShareSave Plan (2012) are shown below.

Director	Date granted	Number of shares under option	Date of vesting	Exercise period	Option price

				1 November 2018 to
Julie Brown	17 September 2013	2,400 ordinary shares	1 November 2018	30 April 2019	£6.25

Details of one-off awards

Details of the award granted to Julie Brown on joining the Company to compensate her for shares forfeited on leaving her former company are shown below. This award was made under Listing Rule 9. There are no performance conditions attaching to these shares other than continued service.

Director	Date granted	Number of shares under award	Date of vesting

Julie Brown	7 March 2013	25,000 ordinary shares	4 February 2016

Single total figure on remuneration – Chairman and Non-executive Directors

Director	Basic annual fee(i)		Senior Independent Director/ Committee fee		Intercontinental travel fee		Total

	2013	2014	2013	2014	2013	2014	2013	2014

Roberto Quarta(ii)	£4,846	£334,673	N/A	N/A	£0	£7,000	£4,846	£341,673

Vinita Bali(iii)	N/A	£5,250	N/A	N/A	N/A	£3,500	N/A	£8,750

Ian Barlow	£66,150	£66,150	£15,000	£15,000	£7,000	£7,000	£88,150	£88,150

Virginia Bottomley	£66,150	£66,150	N/A	N/A	£7,000	£7,000	£73,150	£73,150

Sir John Buchanan(iv)	£420,000	£112,307	N/A	N/A	N/A	N/A	£420,000	£112,307

Michael Friedman	$126,000	$126,000	N/A	$11,250	$28,000	$35,000	$154,000	$172,250

Pamela Kirby(v)	£66,150	£36,750	£15,000	£8,750	£7,000	N/A	£88,150	£45,500

Brian Larcombe	£66,150	£66,150	N/A	£10,865	£7,000	£7,000	£73,150	£84,015

Joseph Papa	$126,000	$126,000	$27,000	$27,000	$28,000	$35,000	$181,000	$188,000

Ajay Piramal(vi)	£66,150	£10,500	N/A	N/A	£10,500	N/A	£76,650	£10,500

Richard De Schutter(vii)	$126,000	$33,692	$27,000	$7,580	$35,000	$14,000	$188,000	$55,273

(i)	The basic annual fee includes shares purchased for the Chairman and Non-executive Directors in lieu of part of the annual fee, details of which can be found on the table on page 101.
(ii)	Appointed to the Board on 4 December 2013 and as Chairman of the Company on 10 April 2014. (iii) Appointed to the Board on 1 December 2014. (iv) Retired from the Board on 10 April 2014.
(v)	Retired from the Board on 31 July 2014 (vi) Retired from the Board on 24 March 2014 (vii) Retired from the Board on 10 April 2014 (vi) Erik Engstrom is not included in the table because he joined the Board on 1 January 2015.

Smith & Nephew Annual report 2014            89

CORPORATE GOVERNANCE

Remuneration report continued

Chief Executive Officer’s remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2013 and 2014 compared to that of employees generally is as follows:

	Base salary	Benefits	Annual cash bonus
	% change 2014	% change 2014	% change 2014
Chief Executive Officer	3.0	154.0	-46.9
Average for all employees	3.0	N/A	–

(i)	The average cost of wages and salaries for employees generally increased by 1.57% in 2014 (see Notes 2.4 and 3.1 of the Notes to the Group accounts.) Figures for annual cash bonuses are included in the numbers.

Payments made to past Directors

No payments were made to former directors in the year.

Payments for loss of office

No payments were made in respect of a Director’s loss of office in 2014.

Outside Directorships

Olivier Bohuon is a Non-executive Director of Virbac SA and received €21,000 in respect of this appointment in 2014.

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

		Olivier Bohuon				Julie Brown

	1 January 2014	31 December 2014	23 February 2015	(i)	1 January 2014	31 December 2014	23 February 2015	(i)
Ordinary shares	111,238	210,974	210,974	(iii)	0	25,000	38,211	(iv)
Share options	151,698	0	0		2,400	2,400	2,400	(v)
Performance share awards(ii)	735,779	688,536	573,595		132,886	233,554	233,554
Equity Incentive awards	143,387	147,114	147,114		0	26,497	26,497
Other awards	66,666	0	0		75,000	50,000	25,000

(i)	The latest practicable date for this Annual Report.
(ii)	These share awards are subject to further performance conditions before they may vest, as detailed on pages 96 to 97.
(iii)	The ordinary shares held by Olivier Bohuon on 23 February 2015 represent 304.9% of his base annual salary.
(iv)	The ordinary shares held by Julie Brown on 23 February 2015 represent 87.8% of her base annual salary.
(v)	This option was granted under the Smith & Nephew ShareSave Plan (2012).

The beneficial interest of each Executive Director is less that 1% of the ordinary share capital of the Company. In addition, Olivier Bohuon holds 50,000 deferred shares. Following the redenomination of ordinary shares into US dollars on 23 January 2006, the Company issued 50,000 deferred shares. These shares are normally held by the Chief Executive Officer and are not listed on any Stock exchange and have extremely limited rights attached to them.

Beneficial interests of the Chairman and Non-executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2014 (or date of appointment) if later	31 December (or date of retirement if earlier)	23 February 2015(i)	Shareholding as % of annual fee(ii)
Roberto Quarta	0	15,136	15,136	44.7%
Vinita Bali	0	0	0	0%
Ian Barlow	18,232	18,403	18,403	328.6%
Virginia Bottomley	17,820	18,056	18,056	322.4%
Sir John Buchanan	166,337	166,337	–	–
Erik Engstrom	N/A	15,000	15,000	267.8%
Michael Friedman(iii)	8,624	8,822	8,822	127.7%
Pamela Kirby	15,232	15,232	–	–
Brian Larcombe	40,212	40,368	40,368	720.7%
Joseph Papa(iii)	12,799	12,997	12,997	188.2%
Ajay Piramal	240	240	–	–
Richard De Schutter	220,299	220,299	–	–

(i)	The latest practicable date for this Annual Report.
(ii)	Calculated using the closing share price of 1,181p per ordinary share and $36.49 per ADS on 23 February 2015, and an exchange rate of £1/$1.5449.
(iii)	Michael Friedman and Joseph Papa hold some of their shares in the form of ADS.

The beneficial interest of each Non-executive Director is less that 1% of the ordinary share capital of the Company.

90             Smith & Nephew Annual report 2014

Relative importance of spend on pay

The following table sets out the total amounts spent in 2014 and 2013 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2014	For the year to 31 December 2013	% change

Attributable profit for the year	$501m	$556m	-9.89%

Dividends paid during the year	$250m	$239m	4.60%

Share buyback(i)	$75m	$226m	-66.81%

Total Group spend on remuneration	$1,237m	$998m	23.95%

(i)	Share buy-back programme ceased during 2014 following the acquisition of ArthroCare. Shares are bought in the market in respect of shares issued as part of the executive and employee share plans.
See note 19.2 on page 154 for further information.

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index is shown below in accordance with Schedule 8 to the Regulations.

Six Year Total Shareholder Return

(measured in UK sterling, based on monthly spot values)

However, as we compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 88, when considering TSR performance in the context of the Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Six Year Total Shareholder Return

(measured in US dollars, based on monthly spot values)

Smith & Nephew Annual report 2014            91

CORPORATE GOVERNANCE

Remuneration report continued

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous five years:

Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer		Single figure of total remuneration		Annual Cash Incentive payout against maximum %	Performance shares %	Options %
2014	Olivier Bohuon		$6,594,989		65	57	N/A
2013	Olivier Bohuon		$4,692,858	(iv)	84	N/A	N/A
2012	Olivier Bohuon		$4,956,771		84	N/A	N/A
2011	Olivier Bohuon	(i),(iii)	$7,442,191		68	N/A	N/A
2011	David Illingworth	(ii)	$3,595,787		37	27	27
2010	David Illingworth		$4,060,707		57	70	61
2009	David Illingworth		$4,406,485		59	46	59

(i)	Appointed Chief Executive Officer on 1 April 2011
(ii)	Resigned as Chief Executive Officer on 1 April 2011
(iii)	Includes recruitment award of €1,400,000 cash and a share award over 200,000 ordinary shares with a value of €1,410,000 on grant
(iv)	Prior years are restated to reflect amounts not known at the date of signing the previous annual report.

Implementation of remuneration policy in 2015

The Remuneration Committee proposes to make no changes to the way that the remuneration policy is implemented in 2015 from how it was implemented in 2014, other than increasing base salaries in line with salary increases across the Group, as explained on page 85 and setting new targets for the Annual Incentive Plan and the Performance Share Programme, as explained on page 88.

Statement of voting at Annual General Meeting held in 2014

At the Annual General Meeting held on 10 April 2014, votes cast by proxy and at the meeting and votes with-held in respect of the two votes on the Directors’ Remuneration Policy and the Directors’ remuneration report were as follows:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of Directors’ Remuneration Policy	586,941,104	93.50%	40,818,512	6.50%	627,759,616	1,990,842
Approval of Directors’ remuneration report	615,870,158	97.97%	12,774,146	2.03%	628,644,304	1,106,154

Joseph Papa, Chairman of the Remuneration Committee has met with a number of shareholders in previous years to discuss remuneration matters and met and held calls with the holders of around 28% of the shares in 2013. In 2014, he offered again to meet with shareholders to discuss remuneration matters. Very few shareholders accepted his invitation to meet, acknowledging that shareholders were broadly happy with our remuneration arrangements and had no concerns that they wished to discuss. He did however meet with shareholders holding around 2% of the share capital, who also indicated their broad support for our remuneration arrangements. Joseph Papa is always happy to meet and talk to shareholders who wish to discuss remuneration matters with him.

92             Smith & Nephew Annual report 2014

Other remuneration matters

Senior Management remuneration

The Group’s administrative, supervisory and management body (the ‘Senior Management’) is comprised for US reporting purposes, of Executive Directors and Executive officers. Details of the current Executive Directors and Executive Officers are given on pages 54 to 59.

Compensation paid to Senior Management in respect of 2014, 2013 and 2012 was as follows:

	2012	2013	2014
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$15,249,000	$14,186,000	$12,725,000
Total compensation for loss of office	$0	$0	$2,664,000
Aggregate increase in accrued pension scheme benefits	$229,000	$257,000	$16,000
Aggregate amounts provided for under supplementary schemes	$537,000	$414,000	$507,000

As at 23 February 2015, the Senior Management owned 376,202 shares and 100,855 ADSs, constituting less than 0.1% of the share capital of the Company.

Details of share awards granted during the year and held as at 23 February 2015 by members of Senior Management are as follows:

	Share awards granted during the year	Total share awards held as at 23 February 2015
Equity Incentive awards	209,623	400,695
Performance Share awards	582,474	1,397,597
Conditional share awards under the Global Share Plan 2010	11,596	87,830
Options under Employee ShareSave plans and under the Global Share Plan 2010	2,042	4,442

Dilution headroom

The Remuneration Committee ensures that at all times the number of new shares which may be issued under any share-based plans, including all-employee plans, does not exceed 10% of the Company’s issued share capital over any rolling ten-year period (of which up to 5% may be issued to satisfy awards under the Company’s discretionary plans). The Company monitors headroom closely when granting awards over shares taking into account the number of options or shares that might be expected to lapse or be forfeited before vesting or exercise. In the event that insufficient new shares are available, there are processes in place to purchase shares in the market to satisfy vesting awards and to net-settle option exercises.

Over the previous 10 years (2005 to 2014), the number of new shares issued under our share plans has been as follows:

All-employee share plans	7,991,875 (0.89% of issued share capital as at 23 February 2015)
Discretionary share plans	37,853,815 (4.23% of issued share capital as at 23 February 2015)

By order of the Board, on 25 February 2015

Joseph Papa

Chairman of the Remuneration Committee

Smith & Nephew Annual report 2014            93

CORPORATE GOVERNANCE

Remuneration report continued

The Policy Report

The Remuneration Committee presents the Directors’ remuneration policy report, which was approved by shareholders at the Annual General Meeting held on 10 April 2014.

Future policy table

Executive Directors

The following table and accompanying notes explain the different elements of remuneration we pay to our Executive Directors:

All figures in this policy table are as at 2014 when the Policy Report was approved by shareholders

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

94              Smith & Nephew Annual report 2014

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

The potential gains from all-employee plans are not based on performance but are linked to growth in the share price.

Smith & Nephew Annual report 2014            95

CORPORATE GOVERNANCE

Directors’ remuneration report continued

Future policy table

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

The business objectives are also linked to the Group strategy. These change from year to year to reflect the evolving strategy, but will typically be linked to the Strategic Priorities set out in this Annual Report. The Implementation Report each year will explain how each objective is linked to a specific strategic priority.

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

96              Smith & Nephew Annual report 2014

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

Annual awards:	Currently:
47.5% of salary for threshold performance. 95% of salary for target performance. 190% of salary for maximum performance.	–	50% of the award vests on achievement of a three-year cumulative free cash-flow target
	–	25% of the award vests subject to three-year Total Shareholder Return (‘TSR’) at median performance relative to industry peers
	–	25% of the award vests subject to the achievement of revenue targets in Emerging & International Markets
	–	These measures are described in more detail in the notes and the targets and performance against them will be disclosed in the Implementation Report if appropriate
–

The Performance Share Award will vest on the third anniversary of the date of grant, depending on the extent to which the performance conditions are met over the three-year period commencing in the year the award was made

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

Smith & Nephew Annual report 2014            97

CORPORATE GOVERNANCE

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

The financial measures may differ from year to year to provide continued alignment with the Company strategy. Measures to be used in 2014 are detailed in the Implementation Report. Each year the measures are chosen in order to relate to our Strategic Priorities and in turn to our key performance indicators, which are set out in this Annual report. The performance targets are set by taking into account the strategy of the Company and are designed to be realistic yet stretching.

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

98             Smith & Nephew Annual report 2014

Illustrations of the application of the remuneration policy

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under three different performance scenarios:

Figures as at salary levels in 2014, when the Policy report was approved by shareholders

Chief Executive Officer

Chief Financial Officer

Total Remuneration by Performance Scenario for 2014 Financial Year

Chief Executive Officer  Chief Financial Officer

Data for the Chief Executive Officer assumes an exchange rate of €1 = £0.8494.

Policy on recruitment arrangements

Our policy on the recruitment of Executive Directors is to pay a fair remuneration package for the role being undertaken and the experience of the Executive Director appointed. In terms of base salary, we will seek to pay a salary comparable, in the opinion of the Committee, to that which would be paid for an equivalent position elsewhere. The Remuneration Committee will determine a base salary in line with the policy and having regard to the parameters set out on in the future policy table. Incoming Executive Directors will be entitled to pension, benefit and incentive arrangements which are the same as provided to existing Executive Directors. On that basis, awards would not exceed 405% of base salary.

We recognise that in the event that we require a new Executive Director to relocate to take up a position with the Company, we will also pay relocation and related costs as described in the future policy table, which is in line with the relocation arrangements we operate across the Group.

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

Smith & Nephew Annual report 2014            99

CORPORATE GOVERNANCE

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

Executive Officers and Senior Executives (72 as at 2014) participate in the annual Equity Incentive Programme and the Performance Share Programme. The maximum amounts payable are lower, but the performance conditions are the same as those that apply to the Executive Directors.

No specific consultation with employees has been undertaken relating to Director remuneration. However, regular employee surveys are conducted across the Group, which cover a wide range of issues relating to local employment conditions and an understanding of Group-wide strategic matters. As at 2014, over 4,500 employees in 32 countries participate in one or more of our global share plans.

100             Smith & Nephew Annual report 2014

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

Figures as at salary levels in 2014, when the Policy report was approved by shareholders

Smith & Nephew Annual report 2014            101

CORPORATE GOVERNANCE

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

102             Smith & Nephew Annual report 2014

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

Fair, Balanced and Understandable

As required by the UK Corporate Governance Code, the Directors confirm that they consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. When arriving at this conclusion the Board was assisted by a number of processes including:

–	The Annual Report is drafted and comprehensively reviewed by appropriate senior management with overall co-ordination by the Head of Financial Reporting;

–	An extensive verification process is undertaken to ensure factual accuracy, with third party review by legal advisers; and

–	The final draft is reviewed by the Audit Committee prior to consideration by the Board.

Directors’ responsibility statement pursuant to disclosure and transparency Rule 4

The Directors confirm that, to the best of each person’s knowledge:

–	the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

–	the Company accounts in this report, which have been prepared in accordance with UK Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

–	the ‘Financial review and principal risks’ section and commentary on pages 34 to 39 contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the ‘Financial review and principal risks’ section on pages 34 to 39. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described under ‘Commentary on the Group cash flow statement’ section set out on page 115.

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

By order of the Board, 25 February 2015

Susan Swabey

Company Secretary

Smith & Nephew Annual report 2014            103

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

Valuation of inventories

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

Taxation

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

Business combinations

The group has identified “growth through acquisitions” as one of its Strategic Priorities. During 2014, we acquired ArthroCare Corporation; the determination of the balance sheet fair value acquired is dependent upon the understanding of the circumstances at acquisition and estimates of the future results of the acquired business and management judgement is a factor in making these determinations.

104             Smith & Nephew Annual report 2014

Independent auditor’s US reports

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of Smith & Nephew plc

We have audited the accompanying group balance sheets of Smith & Nephew plc as of 31 December 2014 and 2013, and the related group income statements, group statements of comprehensive income, group cash flow statements and group statements of changes in shareholder’s equity for each of the three years in the period ended 31 December 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Auditor’s responsibility

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith & Nephew plc at 31 December 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smith & Nephew plc’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 25 February 2015 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

25 February 2015

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of Smith & Nephew plc

We have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). Smith & Nephew plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying ‘Evaluation of Internal Controls’. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the group balance sheets of Smith & Nephew plc as of 31 December 2014 and 2013, and the related group income statements, group statements of comprehensive income, group cash flow statements and group statements of changes in equity for each of the three years in the period ended 31 December 2014 of Smith & Nephew plc and our report dated 25 February 2015 expressed an unqualified opinion thereon.

Ernst & Young LLP

London, England

25 February 2015

Smith & Nephew Annual report 2014            105

FINANCIAL STATEMENTS

Independent auditor’s UK report

Independent auditor’s report to the members

of Smith & Nephew plc

Opinion on financial statements

In our opinion:

–	the financial statements give a true and fair view of the state of the group and of the parent company’s affairs as at 31 December 2014;

–	the group financial statements give a true and fair view of the profit for the year ended 31 December 2014;

–	the group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and IFRSs as adopted by the International Accounting Standards Board (IASB);

–	the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice;

–	the group and the parent company financial statements have been prepared in accordance with the requirements of the Companies Act 2006; and

–	the group financial statements have been prepared in accordance with Article 4 of the IAS Regulation.

What we have audited

We have audited the financial statements of Smith & Nephew plc for the year ended 31 December 2014 which comprise:

Group	Company
The Group income statement	The Company balance sheet
The Group statement of comprehensive income	The related notes 1 to 9.
The Group balance sheet
The Group cash flow statement
The Group statement of changes in equity
The related notes 1 to 23.

As explained in Note 1 to the consolidated financial statements, the group in addition to applying IFRS as adopted by the European Union has also applied IFRS as issued by the International Accounting Standards Board (IASB). The financial reporting framework that has been applied in the preparation of the Company financial statements is the provisions of the Companies Act 2006 and United Kingdom Generally Accepted Accounting Practice.

Overview
Materiality	Overall Group materiality of $45 million which represents 5% of adjusted profit before tax
Audit scope

We performed an audit of the complete financial information of two components and audit procedures on specific balances for a further ten components.

The 12 reporting components where we performed audit procedures accounted for 81% of the group’s total assets, 64% group revenue and 85% of the group’s profit before tax and 86% of the group’s adjusted profit before tax.

Areas of focus

Recognition and measurement of provisions for litigation reserves and contingent liabilities

Recognition and measurement of provisions for taxation

Existence and valuation of inventory

Timing of revenue recognition and measurement of related reserves

Judgements determining purchase price allocation on acquisitions

Our application of materiality

We determined materiality for the group to be $45 million (2013: $45 million), which is calculated as 5% of adjusted profit before tax. We believe that profit before tax, adjusted for the items, as described below, provides us with a consistent year on year basis for determining materiality and is the most relevant performance measure to the stakeholders of the entity. Adjustments are made to profit before tax for acquisition related costs of $118m and restructuring and rationalisation expenses of $61m as highlighted in note 2.2 of the financial statements, as well as acquisition-related finance costs of $7m. This provided a basis for identifying and assessing the risk of material misstatement and determining the nature, timing and extent of further audit procedures.

On the basis of our risk assessments, together with our assessment of the group’s overall control environment and other qualitative considerations, our judgement was that overall performance materiality (i.e. our tolerance for misstatement in an individual account or balance) for the group should be 75% (2013: 75%) of planning materiality, namely $33.75 million (2013: $33.75 million). Our objective in adopting this approach was to reduce to an appropriately low level the probability that the aggregate of total undetected and uncorrected misstatements for the accounts as a whole did not exceed our planning materiality.

Audit work at individual components is undertaken based on a percentage of our total performance materiality. The performance materiality set for each component is based on the relative size of the component and our view of the risk of misstatement at that component. In the current year the range of performance materiality allocated to components was $3.32m to $21.58m.

We agreed with the Audit Committee that we would report to the

Committee all audit differences in excess of $2.25 million (2013: $2.25 million), as well as differences below that threshold that, in our view warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in the light of other relevant qualitative considerations.

This page does not form part of Smith & Nephew’s Annual Report and Form 20-F as filed with the SEC.

106             Smith & Nephew Annual report 2014

Scope of our audit

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Following our assessment of the risk of material misstatement to the group financial statements, we selected 12 components which represent the principal business units within the group’s two reportable segments. Two of these components were subject to a full audit and ten were subject to a partial scope audit where the extent of audit work was based on our assessment of the risks of material misstatement outlined below and the materiality of the location’s business operations relative to the group. The scope of these components may not have included testing of all significant accounts of the location but will have contributed to the coverage of significant accounts tested for the group. Partial scope component testing of significant risks is primarily focused on the inventory and revenue recognition risks as tax, litigation and purchase price allocation risks are audited centrally. For the remaining components, we performed other procedures to test or assess that there were no significant risks of material misstatement in these components in relation to the group financial statements. The components subject to full audit or partial scope audit procedures make up 81% of the group’s total assets, 64% of the group’s revenue, 85% of the group’s profit before tax and 86% of the group’s adjusted profit before tax, although for countries where a partial scope audit was performed, not all balances that comprise these coverage percentages have been audited.

The group audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor or his designate visits each of the locations where the Group audit scope was focused at least once every two years and the most significant of them at least once a year. For all full scope entities, in addition to the location visit, the group audit team participated in the component team’s planning, including the component team’s discussion of fraud and error. The group audit team have also reviewed key working papers and challenged conclusions on significant risk areas, as identified at the scoping stage, primarily inventory and revenue recognition. The group audit team visited nine locations in total over the course of the current year audit.

Our assessment of risks of material misstatement

We consider that the following areas present the greatest risk of material misstatement in the financial statements and consequently have had the greatest impact on our audit strategy, the allocation of resources and the efforts of the engagement team, including the more senior members of the team:

Principal risk area and rationale	Audit response
Recognition and measurement of provisions for litigation reserves and contingent liabilities

The development, manufacture and sale of medical devices entails risk of product liability claims and patent infringement issues due to the surgical nature of the products and the competitive nature of the industry.

Determining the impact and likely outcome of any litigation matters requires significant judgement due to the uncertainty of the litigation process and the level of royalty that may be payable for infringed products and raises the risk that those legal provisions may be incorrect.

The litigation reserve at 31 December 2014, included in legal and other provisions of $118m in note 17.1 to the financial statements, covers a number of open legal matters as described in detail in note 17.3 to the financial statements. We held discussions with in-house legal counsel to understand the status of litigation cases. We read legal invoices and corresponded directly with external legal advisors to understand the fact patterns of the cases. We reviewed management’s calculations of provisions, including their assessment of potential royalties payable for past sales and challenged and corroborated key assumptions.

Recognition and measurement of provisions for taxation

The tax charge of profits is determined according to complex tax laws and regulations. Where the effect of these tax laws and regulations is unclear, judgements are used in determining the liability for the tax to be paid.

As a multinational Company, tax audits can be ongoing in a number of jurisdictions at any point in time and tax returns are subject to possible challenge in most locations in which the Company operates.

There can be significant judgement involved in determining the provision for tax liabilities.

The details of the tax charge are included in note 5.1 to the financial statements.

We involved tax specialists in the US and the UK to assist us in assessing and challenging the assumptions and judgements made by the company in their recognition and measurement of provisions for taxation. We tested tax calculations and challenged the company’s transfer pricing arrangements, tax planning activities and status and findings from ongoing tax audits to assess the reasonableness of the provisions recorded. This included an assessment of the likelihood that known uncertain tax positions would result in a tax liability to the company.

This page does not form part of Smith & Nephew’s Annual Report and Form 20-F as filed with the SEC.

Smith & Nephew Annual report 2014            107

FINANCIAL STATEMENTS

Independent auditor’s UK report continued

Principal risk area and rationale	Audit response
Existence and valuation of inventory

The Company has high levels of finished goods inventory, as detailed in note 12 to the financial statements, some of which are located at customer premises to be available for immediate use.

Complete sets of products, including outsizes, have to be made available in this way, with these sizes used less frequently. Towards the end of a product’s life cycle, these inventory levels are more than is required and therefore excess to requirements.

In estimating the appropriate value for inventory, management has to apply judgement on how much of the inventory on hand will ultimately be used, considering the length of product lives predicted, product usage and how quickly products will be phased out.

We carried out tests of controls over routine inventory processes, including cycle counts and period end counts.

We independently counted or confirmed inventory levels at key component locations and also reviewed the results of management’s testing results for a sample of counts that we did not attend.

We challenged management’s judgements and assumptions used in determining the inventory excess and obsolescence provision in order to assess that their calculation represents excess and obsolete inventory. We understood their plans for launching new product lines or discontinuing product lines to assess the adequacy of the provision, as well as reflecting on the adequacy of prior year provisions.

We tested management’s calculation to eliminate intercompany profit held in inventory as goods are sold between group companies, including the recalculation and vouching of margins on a sample basis.

Timing of revenue recognition and measurement of related reserves

Revenue recognition is one of the key areas of audit focus, particularly in respect of the risk of management override and the risk of cut-off of revenue for sales to distributors with the need for the risks and rewards of ownership to have passed before revenue is recognised.

We carried out tests of controls over revenue recognition, including the timing of revenue recognition, as well as substantive testing, analytical procedures and assessing whether the revenue recognition policies adopted complied with IFRS as detailed in note 2.1 to the financial statements.

Procedures included independent confirmation with distributors, reviewing shipping terms for items despatched to test that the risk and reward of ownership had passed, cut off testing of items despatched close to the year end date and a review of returns and credit notes issued subsequent to the year end.

We also performed detailed trend analysis by period and by major customer to identify unusual fluctuations.

Judgements determining purchase price allocation on acquisitions

On 27 May 2014, the Group acquired ArthroCare Corporation for $1.7bn.

The acquisition accounting includes the need to determine the fair value of the acquired assets and liabilities at the acquisition date. This included complex valuation considerations and required the use of specialists.

The most significant judgements relate to the valuation of intangible assets acquired, the uplift to the value of inventory and property, plant and equipment and the value of any provisions recorded.

We focused on this area given the significant judgements involves in assessing the fair values of assets and liabilities acquired as this directly impacts the amount of goodwill recognised on acquisition. The fair values are based on valuation techniques built, in part, on assumptions around the future performance of the business. We challenged the assumptions underpinning the valuations, assessed the fair value of the identified assets and liabilities, audited the accounting differences upon IFRS conversion and evaluated the adequacy of the disclosures.

We also discussed the specialist valuations with the specialists and read their reports, with involvement of our own specialists to conclude on the appropriateness of the valuation.

This page does not form part of Smith & Nephew’s Annual Report and Form 20-F as filed with the SEC.

108             Smith & Nephew Annual report 2014

Opinion on other matter prescribed by

the Companies Act 2006

In our opinion the information given in the Strategic Report and the Directors’ Report for the financial year for which the group financial statements are prepared is consistent with the group financial statements.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement set out on page 103, the directors are responsible for the preparation of the group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

We have nothing to report in respect of the following:

Under the ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the annual report is:

–	materially inconsistent with the information in the audited financial statements; or

–	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or

–	is otherwise misleading.

In particular, we are required to consider whether we have identified any inconsistencies between our knowledge acquired during the audit and the directors’ statement that they consider the annual report is fair, balanced and understandable and whether the annual report appropriately discloses those matters that we communicated to the audit committee which we consider should have been disclosed.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	certain disclosures of directors’ remuneration specified by law are not made; or

–	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

–	the directors’ statement, set out on page 103, in relation to going concern.

–	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

Michael Rudberg (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

25 February 2015

This page does not form part of Smith & Nephew’s Annual Report and Form 20-F as filed with the SEC.

Smith & Nephew Annual report 2014            109

FINANCIAL STATEMENTS

Group income statement

	Notes	Year ended 31 December 2014 $ million	Year ended 31 December 2013 $ million	Year ended 31 December 2012 $ million
Revenue	2	4,617	4,351	4,137
Cost of goods sold		(1,162)	(1,100)	(1,070)
Gross profit		3,455	3,251	3,067
Selling, general and administrative expenses	3	(2,471)	(2,210)	(2,050)
Research and development expenses	3	(235)	(231)	(171)
Operating profit	2 & 3	749	810	846
Interest receivable	4	13	14	11
Interest payable	4	(35)	(10)	(9)
Other finance costs	4	(11)	(11)	(11)
Share of results of associates	11	(2)	(1)	4
Profit on disposal of net assets held for sale	3	–	–	251
Profit before taxation		714	802	1,092
Taxation	5	(213)	(246)	(371)
Attributable profit for the year (i)		501	556	721
Earnings per ordinary share (i)	6
Basic		56.1¢	61.7¢	80.4¢
Diluted		55.7¢	61.4¢	80.0¢

Group statement of comprehensive income

	Notes	Year ended 31 December 2014 $ million	Year ended 31 December 2013 $ million	Year ended 31 December 2012 $ million
Attributable profit for the year (i)		501	556	721
Other comprehensive income:
Items that will not be reclassified to income statement
Actuarial (losses)/gains on retirement benefit obligations	18	(94)	12	(5)
Taxation on other comprehensive income	5	19	(16)	20
Total items that will not be reclassified to income statement		(75)	(4)	15

Items that may be reclassified subsequently to income statement
Cash flow hedges – interest rate derivatives
– losses arising in the year		(5)	–	–
Cash flow hedges – forward foreign exchange contracts
– gains/(losses) arising in the year		31	8	(1)
– gains transferred to inventories for the year		(14)	(3)	(6)
Exchange differences on translation of foreign operations		(196)	(6)	36
Exchange on borrowings classified as net investment hedges		–	–	1
Total items that may be reclassified subsequently to income statement		(184)	(1)	30
Other comprehensive (expense)/income for the year, net of taxation		(259)	(5)	45
Total comprehensive income for the year (i)		242	551	766

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

The Notes on pages 117 to 165 are an integral part of these accounts.

110             Smith & Nephew Annual report 2014

Commentary on the Group income statement and Group statement of comprehensive income

Revenue

Group revenue increased by $266m (6% on a reported basis), from $4,351m in 2013 to $4,617m in 2014.

The underlying increase is 2%, after adjusting for the 5% impact of the acquisitions of ArthroCare and a Brazilian distributor and 1% attributable to the unfavourable impact of currency movements. Despite flat growth in the Established Markets, growth of 17% in the Emerging & International Markets contributed to this underlying increase of 2%.

Cost of goods sold

Cost of goods sold increased by $62m (6% on a reported basis) from $1,100m in 2013 to $1,162m in 2014. The underlying movement is 5% after adjusting for the net impact of 4% from the ArthroCare acquisition and 3% attributable to the unfavourable impact of currency movements. The movement in underlying costs of goods sold of 5% is largely attributable to the increase in underlying trading.

During 2014, $12m of restructuring and rationalisation expenses (2013 – $12m) and $23m of acquisition related costs (2013 – $5m) were charged to cost of goods sold.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $261m (12% on a reported basis) from $2,210m in 2013 to $2,471m in 2014. The underlying movement is 5% after adjusting for the net impact of 7% from the ArthroCare acquisition. Currency movements had no impact.

The underlying increase of 5% is due to the promotion of new product and costs associated with the RENASYS distribution hold and HP802 termination and the underlying increase in trading.

In 2014, administrative expenses included $62m of amortisation of other intangible assets (2013 – $64m), $49m of restructuring and rationalisation expenses (2013 – $46m), an amount of $129m relating to amortisation of acquisition intangibles (2013 – $88m) and $95m of acquisition related costs (2013 – $26m).

Research and development expenses

Research and development expenditure as a percentage of revenue remained broadly consistent at 5.1% in 2014 (2013 – 5.3%). Actual expenditure was $235m in 2014 compared to $231m in 2013. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

Operating profit

Operating profit decreased by $61m to $749m from $810m in 2013. This comprised an increase of $6m in Advanced Surgical Devices and a decrease of $67m in Advanced Wound Management.

The movement in Advanced Surgical Devices is attributable to the continuing pressure on margins and its investment in the Emerging & International Markets. Advanced Wound Management has been adversely impacted by the costs assocaited with the RENASYS distribution hold and the impairment and costs associated with the termination of the HP802 programme.

Net interest receivable/(payable)

Net interest payable increased by $26m, from a net $4m receivable in 2013 to a net payable of $22m in 2014. This movement is primarily due to an increase in interest payable as a result of financing the ArthroCare acquisition. Interest receivable also decreased following the repayment by Bioventus LLC of their loan note in October 2014.

Other finance costs

Other finance costs in 2014 remained at $11m and principally relate to costs associated with the Group’s retirement benefit schemes.

Taxation

The taxation charge decreased, by $33m, to $213m from $246m in 2013. The rate of tax was 29.9%, compared with 30.5% in 2013.

After adjusting for specific transactions that management considers affect the Group’s short-term profitability, restructuring and rationalisation expenses, amortisation of acquisition intangibles, acquisition related costs and legal and other items) the tax rate was 27.7% (2013 – 29.2%).

The financial commentary on this page forms part of the business review and is unaudited.

See pages 180 to 183 for commentary on the 2013 financial year.

Smith & Nephew Annual report 2014            111

FINANCIAL STATEMENTS

Group balance sheet

	Notes	At 31 December 2014 $ million	At 31 December 2013 $ million
Assets
Non-current assets:
Property, plant and equipment	7	891	816
Goodwill	8	2,027	1,256
Intangible assets	9	1,747	1,054
Investments	10	5	2
Investments in associates	11	112	107
Loans to associates	11	–	178
Retirement benefit asset	18	7	5
Deferred tax assets	5	77	145
		4,866	3,563
Current assets:
Inventories	12	1,181	1,006
Trade and other receivables	13	1,166	1,113
Cash at bank	15	93	137
		2,440	2,256
Total assets		7,306	5,819

Equity and liabilities
Equity attributable to owners of the Company:
Share capital	19	184	184
Share premium		574	535
Capital redemption reserve		11	10
Treasury shares	19	(315)	(322)
Other reserves		(64)	120
Retained earnings		3,650	3,520
Total equity		4,040	4,047
Non-current liabilities:
Long-term borrowings	15	1,666	347
Retirement benefit obligations	18	233	230
Other payables	14	44	7
Provisions	17	63	65
Deferred tax liabilities	5	98	50
		2,104	699
Current liabilities:
Bank overdrafts and loans	15	39	44
Trade and other payables	14	838	785
Provisions	17	67	60
Current tax payable		218	184
		1,162	1,073
Total liabilities		3,266	1,772
Total equity and liabilities		7,306	5,819

The accounts were approved by the Board and authorised for issue on 25 February 2015 and are signed on its behalf by:

Roberto Quarta	Olivier Bohuon	Julie Brown
Chairman	Chief Executive Officer	Chief Financial Officer

The Notes on pages 117 to 165 are an integral part of these accounts.

112             Smith & Nephew Annual report 2014

Commentary on the Group balance sheet

Non-current assets

Non-current assets increased by $1,303m to $4,866m in 2014 from $3,563m in 2013. This is principally attributable to the following:

–	Property, plant and equipment increased by $75m from $816m in 2013 to $891m in 2014. Depreciation of $222m was charged during 2014, assets with a net book value of $15m were disposed of and $14m was impaired relating to HP802. These movements were offset by $298m of additions relating primarily to instruments and other plant & machinery and $62m of additions arising on the acquisitions of ArthroCare. The balance relates to unfavourable currency movements totalling $34m.

–	Goodwill increased by $771m from $1,256m in 2013 to $2,027m in 2014. Of this movement, $829m arose on the acquisition of ArthroCare and $15m on the acquisition in Brazil. The remaining balance relates to unfavourable currency movements totalling $73m.

–	Intangible assets increased by $693m from $1,054m in 2013 to $1,747m in 2014. Intangible assets totalling $817m and $16m arose on the acquisition of ArthroCare and Brazil respectively. Amortisation of $191m was charged during the year and assets with a net book value of $1m were disposed of. A total of $77m relates to the cost of intellectual property, distribution rights and software acquired. The balance relates to unfavourable currency movements totalling $25m.

–	Investment in associates of $112m in 2014 has increased from $107m in 2013. The loan to the associate was fully repaid in the year.

–	Deferred tax assets decreased by $68m in the year from $145m in 2013 to $77m in 2014.

Current assets

Current assets increased by $184m to $2,440m from $2,256m in 2013. The movement relates to the following:

–	Inventories rose by $175m to $1,181m in 2014 from $1,006m in 2013. This movement is principally attributable to the acquisitions of ArthroCare and distributor in Brazil which increased inventory by $70m and $36m relating to the purchase of an advanced quantity of an ingredient to ensure continued supply of REGRANEX.

–	The level of trade and other receivables increased by $53m to $1,166m in 2014 from $1,113m in 2013. The movement primarily relates to the increase in underlying revenues and $54m from the ArthroCare acquisition offset by $75m of unfavourable currency movements.

–	Cash at bank has fallen by $44m to $93m from $137m in 2013.

Non-current liabilities

Non-current liabilities increased by $1,405m from $699m in 2013 to $2,104m in 2014. This movement relates to the following items:

–	Long-term borrowings have increased from $347m in 2013 to $1,666m in 2014 as a result of the $1.1bn private placements and $400m additional long-term facility use to fund the acquisition of ArthroCare.

–	The Retirement benefit obligation increased by $3m to $233m in 2014 from $230m in 2013.

–	Deferred tax liabilities increased by $48m in the year from $50m in 2013 to $98m in 2014.

Current liabilities

Current liabilities increased by $89m from $1,073m in 2013 to $1,162m in 2014. This movement is attributable to:

–	Bank overdrafts and current borrowings have decreased by $5m from $44m in 2013 to $39m in 2014.

–	Trade and other payables have increased by $53m to $838m in 2014 from $785m in 2013. This increase includes $75m of trade and other payables arising on the acquisition of ArthroCare and distributor in Brazil offset by $34m of favourable currency movements.

–	Current tax payable is $218m at the end of 2014 compared to $184m in 2013.

Total equity

Total equity decreased by $7m from $4,047m in 2013 to $4,040m in 2014. The principal movements were:

Total equity $ million
1 January 2014	4,047
Attributable profit	501
Currency translation losses	(196)
Hedging reserves	12
Actuarial losses on retirement benefit obligations	(94)
Dividends paid during the year	(250)
Purchase of own shares	(75)
Taxation on Other Comprehensive Income and equity items	19
Net share-based transactions	76
31 December 2014	4,040

The financial commentary on this page forms part of the business review and is unaudited.

See pages 180 to 183 for commentary on the 2013 financial year.

Smith & Nephew Annual report 2014            113

FINANCIAL STATEMENTS

Group cash flow statement

	Notes	Year ended 31 December 2014 $ million	Year ended 31 December 2013 $ million	Year ended 31 December 2012 $ million
Cash flows from operating activities
Profit before taxation		714	802	1,092
Net interest payable/(receivable)	4	22	(4)	(2)
Depreciation, amortisation and impairment		427	361	312
Loss on disposal of property, plant and equipment and software		11	23	12
Distribution from investment		1	–	–
Share-based payments expense	23	32	28	34
Share of results of associates	11	2	1	(4)
Dividends received from associates	11	–	1	7
Profit on disposal of manufacturing facility	21	(9)	–	–
Profit on disposal of net assets held for sale	3	–	–	(251)
Net movement in post retirement benefit obligations		(81)	(27)	(28)
(Increase)/Decrease in inventories		(168)	(99)	12
Increase in trade and other receivables		(76)	(70)	(5)
Increase in trade and other payables and provisions		86	122	5
Cash generated from operations (i) (ii)		961	1,138	1,184
Interest received		3	4	4
Interest paid		(36)	(10)	(8)
Income taxes paid		(245)	(265)	(278)
Net cash inflow from operating activities		683	867	902
Cash flows from investing activities
Acquisitions, net of cash acquired	21	(1,572)	(74)	(782)
Proceeds on disposal of net assets held for sale		–	–	103
Capital expenditure	2	(375)	(340)	(265)
Investment in associate	11	(2)	–	(10)
Purchase of investments	10	(4)	–	–
Proceeds from associate loan redemption	11	188	–	–
Proceeds on disposal of manufacturing facility	21	20	–	–
Cash received on disposal of associate		–	7	–
Net cash used in investing activities		(1,745)	(407)	(954)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		40	48	77
Purchase of own shares		(75)	(231)	–
Proceeds of borrowings due within one year	20	30	12	40
Settlement of borrowings due within one year	20	(52)	(6)	(296)
Proceeds on borrowings due after one year	20	3,390	695	415
Settlement of borrowings due after one year	20	(2,068)	(779)	(1)
Proceeds from own shares		4	3	6
Settlement of currency swaps	20	(11)	(1)	(1)
Equity dividends paid	19	(250)	(239)	(186)
Net cash from/(used in) financing activities		1,008	(498)	54
Net (decrease)/increase in cash and cash equivalents		(54)	(38)	2
Cash and cash equivalents at beginning of year	20	126	167	161
Exchange adjustments	20	(7)	(3)	4
Cash and cash equivalents at end of year		65	126	167

(i)	Includes $60m (2013 – $54m, 2012 – $55m) of outgoings on restructuring and rationalisation expenses.

(ii)	Includes $112m (2013 – $25m, 2012 – $3m) of acquisition-related costs and $23m (2013 – $nil, 2012 – $22m) of legal and other costs

The Notes on pages 117 to 165 are an integral part of these accounts.

114             Smith & Nephew Annual report 2014

Commentary on the Group cash flow statement

The main elements of the Group’s cash flow and movements in net debt can be summarised as follows:

Net cash inflow from operating activities

Cash generated from operations in 2014 of $961m (2013 – $1,138m, 2012 – $1,184m) is after paying out $112m (2013 – $25m, 2012 – $3m) of acquisition-related costs, $60m (2013 – $54m, 2012 – $55m) of restructuring and rationalisation expenses and $23m (2013 – $nil, 2012 – $22m) relating to legal and other exceptional costs.

Capital expenditure

The Group’s ongoing capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In 2014, capital expenditure on tangible and intangible fixed assets represented approximately 8% of continuing Group revenue (2013 – 8%, 2012 – 6%).

In 2014, capital expenditure amounted to $375m (2013 – $340m, 2012 – $265m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2014, $34m (2013 – $41m, 2012 – $4m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and disposals

In the three-year period ended 31 December 2014, $2,428m was spent on acquisitions, funded from net debt and cash inflows. This comprised, $782m for Healthpoint acquired in December 2012, $74m relating to acquisitions in Turkey, Brazil and India completed in quarter four of 2013, $1,546m for ArthroCare acquired in May 2014 and $26m for the acquisition in Brazil completed in quarter one 2014.

During 2012, the Group completed the transfer of its Biologics and Clinical Therapies business (‘CT’) to Bioventus for total consideration of $367m. As part of this transaction the Group received a 49% interest in Bioventus with a value of $104m and subsequently invested a further $10m.

During 2014, the Group received repayment of the $160m loan note to Bioventus and $28m of accrued interest.

Proceeds of $20m have been received on the disposal of the Group’s manufacturing plant in Gilberdyke, UK.

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At 31 December 2014, the Group held $65m (2013 – $126m, 2012 $167m) in cash net of bank overdrafts. The group had committed facilities available of $2,525m at 31 December 2014 of which $1,655m was drawn. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer term facilities. In addition, Smith & Nephew has finance lease commitments of $12m.

During the year ended 31 December 2014, the Group refinanced its principal banking facilities. The Group has signed a new five-year committed $1 billion multi-currency revolving credit facility with a maturity date of March 2019. In addition, the Group signed a $1.4 billion committed term loan facility with a maturity date of February 2016. The Group drew down its $1.4 billion committed term loan facility to fund the acquisition of ArthroCare. $1 billion of this loan was repaid during the year partly from private placement proceeds.

During the year ended 31 December 2014, the Group received the entire proceeds of the $325 million private placement debt agreement signed in December 2013. The funds have a weighted average fixed rate of 3.7% and mature between 2021 and 2026. The Group also received $800 million of proceeds from a second private placement agreement signed in November 2014. The funds have a weighted average fixed rate of 3.1% and mature between 2019 and 2024.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2015, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt increased from $288m at the beginning of 2013 to $1,613m at the end of 2014, representing an overall increase of $1,325m.

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

The financial commentary on this page forms part of the business review and is unaudited.

See pages 180 to 183 for commentary on the 2013 financial year.

Smith & Nephew Annual report 2014            115

FINANCIAL STATEMENTS

Group statement of changes in equity

	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Treasury shares (ii) $ million	Other reserves (iii) $ million	Retained earnings $ million	Total equity $ million
At 31 December 2011	191	413	–	(766)	91	3,258	3,187
Total comprehensive income (i)	–	–	–	–	30	736	766
Equity dividends declared and paid	–	–	–	–	–	(186)	(186)
Share-based payments recognised	–	–	–	–	–	34	34
Cost of shares transferred to beneficiaries	–	–	–	31	–	(25)	6
Issue of ordinary share capital (iv)	2	75	–	–	–	–	77
At 31 December 2012	193	488	–	(735)	121	3,817	3,884
Total comprehensive income (i)	–	–	–	–	(1)	552	551
Equity dividends declared and paid	–	–	–	–	–	(239)	(239)
Share-based payments recognised	–	–	–	–	–	28	28
Deferred taxation on share-based payments	–	–	–	–	–	3	3
Purchase of own shares	–	–	–	(231)	–	–	(231)
Cost of shares transferred to beneficiaries	–	–	–	21	–	(18)	3
Cancellation of treasury shares	(10)	–	10	623	–	(623)	–
Issue of ordinary share capital (iv)	1	47	–	–	–	–	48
At 31 December 2013	184	535	10	(322)	120	3,520	4,047
Total comprehensive income (i)	–	–	–	–	(184)	426	242
Equity dividends declared and paid	–	–	–	–	–	(250)	(250)
Share-based payments recognised	–	–	–	–	–	32	32
Purchase of own shares	–	–	–	(75)	–	–	(75)
Cost of shares transferred to beneficiaries	–	–	–	25	–	(21)	4
Cancellation of treasury shares	(1)	–	1	57	–	(57)	–
Issue of ordinary share capital (iv)	1	39	–	–	–	–	40
At 31 December 2014	184	574	11	(315)	(64)	3,650	4,040

(i)	Attributable to equity holders of the Company and wholly derived from continuing operations.

(ii)	Refer to Note 19.2 for further information.

(iii)	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate ruling on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation adjustments within Other Reserves at 31 December 2014 were $(78)m (2013 – $118m, 2012 – $124m).

(iv)	Issue of ordinary share capital as a result of options being exercised.

The Notes on pages 117 to 165 are an integral part of these accounts.

116             Smith & Nephew Annual report 2014

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

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) effective as at 31 December 2014. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) effective as at 31 December 2014. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions are; inventories, impairment, taxation, liability provisions and business combinations. These are discussed under Critical accounting policies on page 104. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

There have been no new accounting pronouncements impacting the Group in 2014.

A number of new standards, amendments to standards and interpretations are effective for the Group’s annual periods beginning on or after 1 January 2015, and have not been applied in preparing these consolidated accounts. With the exception of IFRS 9 Financial Instruments and IFRS 15 Revenue, which the Group does not intend to early adopt and for which the extent of the impact is still being determined, none of these is expected to have a significant effect on the consolidated accounts of the Group.

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

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2014	2013	2012
Average rates
Sterling	1.65	1.56	1.58
Euro	1.33	1.33	1.28
Swiss Franc	1.09	1.08	1.07
Year-end rates
Sterling	1.56	1.66	1.63
Euro	1.21	1.38	1.32
Swiss Franc	1.01	1.12	1.09

Smith & Nephew Annual report 2014            117

FINANCIAL STATEMENTS

Notes to the Group accounts continued

2 Business segment information

During 2014 for management purposes the Group was organised into two global divisions according to the nature of its products which represented two reportable business segments – Advanced Surgical Devices and Advanced Wound Management.

As part of the Reinvestment & Group Optimisation programme management have created a single unified operating structure with a single cost base, led by a managing director in each major country (outside the US). The change in structure took effect on 1 January 2015 and as such the Group will report as a single segment from this date.

The types of products and services offered by each business segment in 2014 are:

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

The following tables present revenue, profit, asset and liability information regarding the Group’s operating segments as they existed during the year. Investments in associates and loans to associates are segmentally allocated to Advanced Surgical Devices.

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

	2014 $ million	2013 $ million	2012 $ million
Revenue by business segment
Advanced Surgical Devices	3,298	3,015	3,108
Advanced Wound Management	1,319	1,336	1,029
	4,617	4,351	4,137

There are no material sales between business segments.
	2014 $ million	2013 $ million	2012 $ million
Revenue by geographic market
United States	2,012	1,862	1,651
United Kingdom	299	293	297
Other Established Markets	1,629	1,633	1,706
Emerging & International Markets	677	563	483
	4,617	4,351	4,137

Revenue has been allocated by basis of destination. No revenue from a single customer is in excess of 10% of the Group’s revenue.

118             Smith & Nephew Annual report 2014

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangibles and impairments; significant restructuring events; gains and losses arising from legal disputes; and significant uninsured losses. Operating profit reconciles to trading profit as follows:

	Notes	2014 $ million	2013 $ million	2012 $ million
Operating profit		749	810	846
Acquisition-related costs	3	118	31	11
Restructuring and rationalisation expenses	3	61	58	65
Amortisation of acquisition intangibles and impairments	9	129	88	43
Legal and other	3	(2)	–	–
Trading profit		1,055	987	965
Trading profit by business segment
Advanced Surgical Devices		810	712	728
Advanced Wound Management		245	275	237
		1,055	987	965
Operating profit by business segment reconciled to attributable profit for the year
Advanced Surgical Devices		626	620	632
Advanced Wound Management		123	190	214
Operating profit		749	810	846
Net interest (payable)/receivable		(22)	4	2
Other finance costs		(11)	(11)	(11)
Share of results of associates		(2)	(1)	4
Profit on disposal on net assets held for sale		–	–	251
Taxation		(213)	(246)	(371)
Attributable profit for the year		501	556	721

2.3 Assets and liabilities by business segment and geography
		2014 $ million	2013 $ million	2012 $ million
Balance sheet
Assets:
Advanced Surgical Devices		5,368	3,684	3,518
Advanced Wound Management		1,761	1,848	1,776
Operating assets by business segment		7,129	5,532	5,294
Unallocated corporate assets		177	287	348
Total assets		7,306	5,819	5,642
Liabilities:
Advanced Surgical Devices		697	609	530
Advanced Wound Management		315	308	256
Operating liabilities by business segment		1,012	917	786
Unallocated corporate liabilities		2,254	855	972
Total liabilities		3,266	1,772	1,758

Smith & Nephew Annual report 2014            119

FINANCIAL STATEMENTS

Notes to the Group accounts continued

2 Business segment information continued

Unallocated corporate assets and liabilities comprise the following:

	2014 $ million	2013 $ million	2012 $ million
Deferred tax assets	77	145	164
Retirement benefit asset	7	5	6
Cash at bank	93	137	178
Unallocated corporate assets	177	287	348
Long-term borrowings	1,666	347	430
Retirement benefit obligations	233	230	266
Deferred tax liabilities	98	50	61
Bank overdrafts and loans due within one year	39	44	38
Current tax payable	218	184	177
Unallocated corporate liabilities	2,254	855	972

	2014 $ million	2013 $ million	2012 $ million
Capital expenditure (including acquisitions)
Advanced Surgical Devices	2,045	327	188
Advanced Wound Management	73	124	839
	2,118	451	1,027

Capital expenditure segmentally allocated above comprises:
	2014 $ million	2013 $ million	2012 $ million
Additions to property, plant and equipment	298	242	197
Additions to intangible assets	77	98	68
Capital expenditure (excluding business combinations)	375	340	265
Trade investments	4	–	–
Acquisitions – Goodwill	844	53	73
Acquisitions – Intangible assets	833	53	662
Acquisitions – Property, plant and equipment	62	5	27
Capital expenditure	2,118	451	1,027

	2014 $ million	2013 $ million	2012 $ million
Depreciation, amortisation and impairment
Advanced Surgical Devices	320	268	274
Advanced Wound Management	107	93	38
	427	361	312

120             Smith & Nephew Annual report 2014

Amounts comprise depreciation of property, plant and equipment, amortisation of other intangible assets, impairment of investments and amortisation of acquisition intangibles and impairments as follows:

	2014 $ million	2013 $ million	2012 $ million
Amortisation of acquisition intangibles	129	88	43
Depreciation of property, plant and equipment	222	209	212
Impairment of property, plant and equipment	14	–	–
Impairment of goodwill and investments	–	–	6
Amortisation of other intangible assets	62	64	51
	427	361	312

$14m impairments were recognised within operating profit in 2014 (2013 – $nil, 2012 – $6m, recognised within the administrative expenses line). In 2014, the impairment was segmentally allocated to Advanced Wound Management (2012: Advanced Surgical Devices).

Geographic

		2014 $ million	2013 $ million
Assets by geographic location
United States		3,104	2,086
United Kingdom		379	255
Other Established Markets		1,101	902
Emerging & International Markets		198	170
Non-current operating assets by geographic location		4,782	3,413
United States		1,104	1,121
United Kingdom		234	288
Other Established Markets		706	486
Emerging & International Markets		303	224
Current operating assets by geographic location		2,347	2,119
Unallocated corporate assets (see page 120)		177	287
Total assets		7,306	5,819

2.4 Other business segment information
	2014 $ million	2013 $ million	2012 $ million
Other significant expenses recognised within operating profit
Advanced Surgical Devices	106	51	57
Advanced Wound Management	71	38	19
	177	89	76

The $177m incurred in 2014 relates to $61m restructuring and rationalisation expenses and $118m acquisition related costs and a net $2m credit related to legal and other (2013 – $58m relates to restructuring and rationalisation expenses and $31m acquisition related costs, 2012 – $65m relates to restructuring and rationalisation expenses and $11m acquisition related costs).

	2014 numbers	2013 numbers	2012 numbers
Average number of employees
Advanced Surgical Devices	9,273	7,066	7,194
Advanced Wound Management	4,195	3,970	3,283
	13,468	11,036	10,477

Smith & Nephew Annual report 2014            121

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Expenditure on advertising costs is expensed as incurred.

	2014 $ million	2013 $ million	2012 $ million
Revenue	4,617	4,351	4,137
Cost of goods sold (i)(ii)	(1,162)	(1,100)	(1,070)
Gross profit	3,455	3,251	3,067
Research and development expenses	(235)	(231)	(171)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(1,670)	(1,535)	(1,440)
Administrative expenses (iii) (iv) (v) (vi)	(801)	(675)	(610)
	(2,471)	(2,210)	(2,050)
Operating profit	749	810	846

(i)      2014 includes $12m of restructuring and rationalisation expenses (2013 – $12m, 2012 – $3m).

(ii)     2014 includes $23m of acquisition-related costs (2013 – $5m, 2012 – $nil).

(iii)    2014 includes $62m of amortisation of other intangible assets (2013 – $64m, 2012 – $51m).

(iv)    2014 includes $49m of restructuring and rationalisation expenses and $129m of amortisation of acquisition intangibles (2013 – $46m of restructuring and rationalisation expenses and $88m of amortisation of acquisition intangibles, 2012 – $62m of restructuring and rationalisation expenses and $43m of amortisation of acquisition intangibles).

(v)     2014 includes $2m credit relating to legal and other exceptionals (2013 – $nil, 2012 – $nil).

(vi)    2014 includes $95m of acquisition-related costs (2013 – $26m, 2012 – $11m).

Note that items detailed in (i), (ii), (iv), (v) and (vi) are excluded from the calculation of trading profit.

Operating profit is stated after charging the following items:

	2014 $ million	2013 $ million	2012 $ million
Amortisation of acquisition intangibles	129	88	43
Amortisation of other intangible assets	62	64	51
Impairment of goodwill and investments	–	–	6
Depreciation of property, plant and equipment	222	209	212
Loss on disposal of property, plant and equipment and software	25	23	12
Minimum operating lease payments for land and buildings	38	32	29
Minimum operating lease payments for other assets	18	19	21
Advertising costs	96	91	74

122             Smith & Nephew Annual report 2014

3.1 Staff costs

Staff costs during the year amounted to:

	Notes	2014 $ million	2013 $ million	2012 $ million
Wages and salaries		1,237	998	886
Social security costs		127	106	97
Pension costs (including retirement healthcare)	18	17	72	72
Share-based payments	23	32	28	34
		1,413	1,204	1,089

3.2 Audit Fees – information about the nature and cost of services provided by auditors

	2014 $ million	2013 $ million	2012 $ million
Audit services: Group accounts	2	1	1
Other services:
Local statutory audit pursuant to legislation	1	2	2
Taxation services:
Compliance services	1	2	1
Advisory services	1	1	1
Total auditors’ remuneration	5	6	5
Arising:
In the UK	3	3	2
Outside the UK	2	3	3
	5	6	5

3.3 Acquisition related costs

Acquisition related costs of $118m (2013 – $31m, 2012 – $11m) were incurred within operating profit in the twelve month period to 31 December 2014. These costs relate to professional and adviser fees and integration costs in connection with the acquisitions of ArthroCare and the distributor in Brazil completed in 2014, the acquisitions in Turkey, Brazil and India during 2013 and the acquisition of Healthpoint Biotherapeutics completed in 2012. In addition, $7m of debt-related acquisition costs were incurred in the year.

3.4 Restructuring and rationalisation expenses

Restructuring and rationalisation costs of $61m (2013 – $58m, 2012 – $65m) were incurred in the twelve month period to 31 December 2014. These related mainly to charges of $49m (2013 – $nil, 2012 – $nil) incurred in relation to the Group Optimisation programme announced in May 2014. Charges of $12m (2013 – $58m, 2012 – $65m) were also incurred relating to people costs and contract termination costs associated with the structural and process changes announced in August 2011.

3.5 Legal and other

The legal and other net credit within operating profit of $2m (2013 – $nil, 2012 – $251m) relates to a settlement credit and past service gain on the closure of the US Pension Plan of $46m and a gain on the disposal of a UK manufacturing facility of $9m, offset by a charge of $25m relating to the likely costs of a distribution hold on RENASYS in the US pending new regulatory approvals, and a charge of $28m relating to the HP802 programme which was stopped in the fourth quarter.

In 2012, a profit on disposal of $251m was recorded relating to the disposal of our Clinical Therapies business.

Smith & Nephew Annual report 2014            123

FINANCIAL STATEMENTS

Notes to the Group accounts continued

4 Interest and other finance costs

4.1 Interest receivable/(payable)

		2014 $ million	2013 $ million	2012 $ million
Interest receivable		13	14	11
Interest payable:
Bank borrowings		(19)	(8)	(7)
Private placement notes		(14)	–	–
Other		(2)	(2)	(2)
		(35)	(10)	(9)
Net interest (payable)/receivable		(22)	4	2

4.2 Other finance costs
	Notes	2014 $ million	2013 $ million	2012 $ million
Retirement benefit net interest expense	18	(10)	(11)	(11)
Other		(1)	–	–
Other finance costs		(11)	(11)	(11)

Foreign exchange gains or losses recognised in the income statement arose primarily on the translation of intercompany and third party borrowings and amounted to a net $21m gain in 2014 (2013 – net $1m gain, 2012 – net $5m loss). These amounts were fully matched in the income statement by the fair value gains or losses on currency swaps (carried at fair value through profit and loss) held to manage this currency risk.

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

124              Smith & Nephew Annual report 2014

5.1 Taxation charge attributable to the Group

	2014 $ million	2013 $ million	2012 $ million
Current taxation:
UK corporation tax at 21.5% (2013 – 23.3%, 2012 – 24.5%)	39	50	53
Overseas tax	235	229	248
Current income tax charge	274	279	301
Adjustments in respect of prior periods	(6)	(5)	(17)
Total current taxation	268	274	284
Deferred taxation:
Origination and reversal of temporary differences	(52)	(23)	88
Changes in tax rates	–	(4)	(3)
Adjustments to estimated amounts arising in prior periods	(3)	(1)	2
Total deferred taxation	(55)	(28)	87
Total taxation as per the income statement	213	246	371
Deferred taxation in other comprehensive income	(19)	16	(20)
Deferred taxation in equity	–	(3)	–
Taxation attributable to the Group	194	259	351

The tax charge was reduced by $71m as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition related costs and legal and other. In 2013, the tax charge was reduced by $40m as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition related costs. In 2012, the tax charge was increased by $82m as a consequence of restructuring and rationalisation expenses, amortisation of acquisition intangibles and legal provision.

The applicable tax for the year is based on the UK standard rate of corporation tax of 21.5% (2013 – 23.3%, 2012 – 24.5%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The average effective tax rate differs from the applicable rate as follows:

	2014%	2013%	2012%
UK standard rate	21.5	23.3	24.5
Non-deductible/non-taxable items	0.5	(1.0)	0.4
Prior year items	(1.2)	(0.5)	(1.3)
Tax losses incurred not relieved	1.6	0.9	0.8
Overseas income taxed at other than UK standard rate	7.5	7.8	9.3
Total effective tax rate	29.9	30.5	33.7

The enacted UK tax rate applicable from 1 April 2014 is 21%. The UK Government have enacted legislation to reduce the tax rate to 20% from 1 April 2015.

Smith & Nephew Annual report 2014            125

FINANCIAL STATEMENTS

Notes to the Group accounts continued

5 Taxation continued

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

	Accelerated tax deprecation $ million	Intangibles $ million	Retirement benefit obligation $ million	Macrotexture $ million	Inventory, provisions and other differences $ million	Total $ million
At 1 January 2013	(90)	(28)	87	52	82	103
Exchange adjustment	–	1	–	–	(5)	(4)
Movement in income statement – current year	(3)	5	(3)	–	28	27
Movement in income statement – prior years	2	(1)	–	–	–	1
Movement in other comprehensive income	–	–	(16)	–	–	(16)
Charge to equity	–	–	–	–	3	3
Acquisition	–	–	–	–	(19)	(19)
Transfers	–	1	–	–	(1)	–
At 31 December 2013	(91)	(22)	68	52	88	95
Exchange adjustment	2	1	(2)	–	(10)	(9)
Movement in income statement – current year	18	16	(18)	–	36	52
Movement in income statement – prior years	1	(1)	–	–	3	3
Movement in other comprehensive income	–	–	22	–	(3)	19
Acquisition	–	(220)	–	–	39	(181)
At 31 December 2014	(70)	(226)	70	52	153	(21)

Represented by:

	2014 $ million	2013 $ million
Deferred tax assets	77	145
Deferred tax liabilities	(98)	(50)
Net position at 31 December	(21)	95

The Group has unused tax losses of $92m (2013 – $31m) available for offset against future profits. A deferred tax asset has been recognised in respect of $47m (2013 – $3m) of these losses. No deferred tax asset has been recognised on the remaining unused tax losses as they are not expected to be realised in the foreseeable future. The aggregate amount of temporary differences in respect of investments in subsidiaries and associates for which deferred tax liabilities have not been recognised is approximately $449m (2013 – $nil).

126              Smith & Nephew Annual report 2014

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

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

		2014 $ million	2013 $ million	2012 $ million
Earnings
Attributable profit for the year		501	556	721
Adjusted attributable profit (see below)		743	693	671
Attributable profit is reconciled to adjusted attributable profit as follows:
	Notes	2014 $ million	2013 $ million	2012 $ million
Attributable profit for the year		501	556	721
Acquisition-related costs	3	125	31	11
Restructuring and rationalisation expenses	3	61	58	65
Amortisation of acquisition intangibles and impairments	9	129	88	43
Profit on disposal of net assets held for sale	3	–	–	(251)
Legal and other	3	(2)	–	–
Taxation on excluded items	5	(71)	(40)	82
Adjusted attributable profit		743	693	671

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings for basic and diluted earnings per ordinary share are as follows:

		2014	2013	2012
Number of shares (millions)
Basic weighted number of shares		893	901	897
Dilutive impact of share options outstanding		6	5	4
Diluted weighted average number of shares		899	906	901
Earnings per ordinary share
Basic		56.1¢	61.7¢	80.4¢
Diluted		55.7¢	61.4¢	80.0¢
Adjusted: Basic		83.2¢	76.9¢	74.8¢
Adjusted: Diluted		82.6¢	76.5¢	74.5¢

There were no share options which were not included in the diluted EPS calculation because they were non-dilutive in the period (2013 – 0.5m, 2012 – 8.2m).

Smith & Nephew Annual report 2014            127

FINANCIAL STATEMENTS

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

128             Smith & Nephew Annual report 2014

	Land and buildings		Plant and equipment		Assets in
	Freehold $ million	Leasehold $ million	Instruments $ million	Other $ million	course of construction $ million	Total $ million
Cost
At 1 January 2013	143	52	1,042	919	73	2,229
Exchange adjustment	1	(1)	(16)	6	–	(10)
Acquisitions (see Note 21)	–	1	2	2	–	5
Additions	2	1	139	23	77	242
Disposals	(3)	–	(102)	(80)	(2)	(187)
Transfers	–	–	–	68	(68)	–
At 31 December 2013	143	53	1,065	938	80	2,279
Exchange adjustment	(4)	(1)	(68)	(35)	(2)	(110)
Acquisitions (see Note 21)	11	4	9	17	21	62
Additions	–	–	158	57	83	298
Disposal of business	–	–	–	(12)	–	(12)
Disposals	(2)	(3)	(108)	(40)	(4)	(157)
Transfers	1	1	4	38	(44)	–
At 31 December 2014	149	54	1,060	963	134	2,360
Depreciation and impairment
At 1 January 2013	46	29	738	623	–	1,436
Exchange adjustment	(1)	(1)	(10)	5	–	(7)
Charge for the year	1	3	135	70	–	209
Disposals	(3)	–	(99)	(73)	–	(175)
At 31 December 2013	43	31	764	625	–	1,463
Exchange adjustment	(2)	–	(50)	(24)	–	(76)
Charge for the year	5	4	137	76	–	222
Impairment	–	–	–	3	11	14
Disposal of business	–	–	–	(7)	–	(7)
Disposals	(1)	(3)	(107)	(36)	–	(147)
At 31 December 2014	45	32	744	637	11	1,469
Net book amounts
At 31 December 2014	104	22	316	326	123	891
At 31 December 2013	100	22	301	313	80	816

Land and buildings includes land with a cost of $20m (2013 – $15m) that is not subject to depreciation. Assets held under finance leases with a net book amount of $8m (2013 – $10m) are included within land and buildings.

The impairment charge in the year relates to certain assets which related to the production of HP802, which the Group has decided not to continue.

Historically, capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This varies between 6% and 8% (2013 – 6% and 8%) of annual revenue.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $27m (2013 – $20m).

The amount of borrowing costs capitalised in 2014 and 2013 was minimal.

Smith & Nephew Annual report 2014            129

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

	Notes	2014 $ million	2013 $ million
Cost
At 1 January		1,256	1,186
Exchange adjustment		(73)	17
Acquisitions (i)	21	844	53
At 31 December		2,027	1,256
Impairment
At 1 January and 31 December		–	–
Net book amounts		2,027	1,256

(i) 2013 includes an adjustment of $16m following the finalisation of the Healthpoint acquisition balance sheet.

Each of the Group’s business segments represent a CGU and include goodwill as follows:
		2014 $ million	2013 $ million

Advanced Surgical Devices		1,686	918
Advanced Wound Management		341	338
		2,027	1,256

In September 2014 and 2013 impairment reviews were performed by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These are updated during December, taking into account significant events that occurred between September and December.

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

The calculation of value-in-use for the identified CGUs is most sensitive to discount and growth rates as set out below:

The discount rate reflects management’s assessment of risks specific to the assets of each CGU. The pre-tax discount rate used in the Advanced Surgical Devices business is 10% (2013 – 10%) and for the Advanced Wound Management business it is 11% (2013 – 10%).

In determining the growth rate used in the calculation of the value-in-use, the Group considered annual revenue growth. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year. Revenue growth rates for the five-year period for the Advanced Surgical Devices business franchises vary from 2% to 15% (2013 – 1% to 20%) and for the Advanced Wound Management business franchises from 4% to 19% (2013 – 2% to 22%).

130             Smith & Nephew Annual report 2014

Specific considerations and strategies taken into account in determining the sales growth and trading profit margin for each CGU are:

–	Advanced Surgical Devices – Management intends to deliver growth through continuing to focus on widening access to the customer, strengthening our portfolio and global presence, innovative product development and through continuing to make efficiency improvements

–	Advanced Wound Management – Management intends to develop this CGU by focusing on widening access to the customer, the higher added value sectors of healing chronic wounds and tissue repair using bioactives, and by continuing to improve efficiency.

Following the detailed first 5 years, management has used an unchanged size of the market and Group’s share thereof in the pre-tax cash flows used to calculate the terminal value of both the Advanced Surgical Devices business (2013 – increase at 3% per year) and Advanced Wound Management businesses (2013 – increase at 5% per year), which were considered to be the Group’s CGUs in 2014.

Management has considered the following sensitivities:

–	Growth of market and market share – Management has considered the impact of a variance in market growth and market share. The value-in-use calculation shows that if the assumed long-term growth rate was reduced to nil, the recoverable amount of all of the CGUs independently would still be greater than their carrying values

–	Discount rate – Management has considered the impact of an increase in the discount rate applied to the calculation. The value-in-use calculation shows that for the recoverable amount of the CGU to be less than its carrying value, the discount rate would have to be increased to 28% (2013 – 33%) for the Advanced Surgical Devices business and 17% (2013 – 65%) for the Advanced Wound Management business.

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

Smith & Nephew Annual report 2014            131

FINANCIAL STATEMENTS

Notes to the Group accounts continued

9 Intangible assets continued

	Acquisition intangibles $ million	Software $ million	Distribution rights $ million	Patents & Intellectual property $ million	Total $ million
Cost
At 1 January 2013	1,109	205	43	176	1,533
Exchange adjustment	3	–	–	–	3
Acquisitions	53	–	–	–	53
Additions	–	53	27	18	98
Disposals	–	(29)	–	–	(29)
At 31 December 2013	1,165	229	70	194	1,658
Exchange adjustment	(44)	(11)	–	(2)	(57)
Acquisitions (ii)	830	3	–	–	833
Additions	–	49	5	23	77
Disposals	–	(3)	–	–	(3)
At 31 December 2014	1,951	267	75	215	2,508
Amortisation and impairment
At 1 January 2013	283	91	27	68	469
Exchange adjustment	1	–	–	–	1
Charge for the year	88	31	14	19	152
Disposals	–	(18)	–	–	(18)
At 31 December 2013	372	104	41	87	604
Exchange adjustment	(27)	(3)	–	(2)	(32)
Charge for the year	129	31	10	21	191
Disposals	–	(2)	–	–	(2)
At 31 December 2014	474	130	51	106	761
Net book amounts
At 31 December 2014	1,477	137	24	109	1,747
At 31 December 2013 (i)	793	125	29	107	1,054

(i)	The majority of this balance relates to product rights acquired with Healthpoint Biotherapeutics.

(ii)	The majority of this balance relates to technology and product rights acquired with ArthroCare Corp, which are being amortised over 6-20 years. See Note 21.

Group capital expenditure relating to software contracted but not provided for amounted to $7m (2013 – $21m).

The carrying values of acquisition intangibles are reviewed for impairment and it was noted that an intangible asset relating to a distribution agreement for a brand within our US Advanced Wound Management business had headroom which was highly sensitive to management’s estimate of future related earnings growth. Changes in those assumptions of either a decrease in the medium term growth rate from 4% to 1% or an increase in the discount rate of 1% to 11.1% would give rise to a $3 million impairment.

132             Smith & Nephew Annual report 2014

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

	2014 $ million	2013 $ million
At 1 January	2	2
Additions	4	–
Distribution	(1)	–

At 31 December	5	2

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

At 31 December 2014 and 31 December 2013, the Group holds 49% of Bioventus LLC (‘Bioventus’). Bioventus is a limited liability company operating as a partnership. The Company’s headquarters is located in Durham, North Carolina, US. Bioventus focuses its medical product development around its core competencies of orthobiologic therapies and orthopaedic diagnostics from which it develops and markets clinically proven orthopaedic therapies and diagnostic tools, including osteoarthritis pain treatments, bone growth stimulators and ultrasound devices. Bioventus sells bone stimulation devices and is a provider of osteoarthritis injection therapies. The loss after taxation recognised in the income statement relating to Bioventus was $2m (2013 – loss after taxation $2m).

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less cost to sell, estimated using discounted cash flows. The fair value measurement was categorised as a level 3 fair value based on the inputs and valuation technique used.

In addition to its 49% ownership interest in Bioventus, the Group held a senior secured five year loan note with Bioventus. The loan note was created in May 2012 with a principal amount of $160m and an annual coupon rate of LIBOR plus 5%. In October 2014, the loan note of $160 million plus $28m of accrued interest was repaid by Bioventus following a successful external refinancing. The Group continues to hold 49% of investor equity in Bioventus.

The amount recognised in the balance sheet and income statement for associates are as follows:

	2014 $ million	2013 $ million
Balance sheet	112	107
Income statement loss	(2)	(1)

Smith & Nephew Annual report 2014            133

FINANCIAL STATEMENTS

Notes to the Group accounts continued

11 Investments in associates continued

Summarised financial information for associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies:

	2014 $ million	2013 $ million
Summarised balance sheet
Non-current assets	339	315
Current assets	90	129
Non-current liabilities	(220)	(194)
Current liabilities	(48)	(59)
Net assets	161	191
Group’s share of net assets at 49%	79	93

Group adjustments (i)	26	14
Group’s carrying amount of investment at 49%	105	107

Summarised statement of comprehensive income
Revenue	242	231
Attributable loss for the year	(5)	(4)
Total comprehensive loss	(5)	(4)
Group share of loss for the year at 49%	(2)	(2)

(i) Group adjustments primarily relate to an adjustment to align the useful life of intangible assets with Group policy.

At December 2014, the Group holds equity investments in two other associates (2013 – none) which are immaterial. The Group’s aggregate carrying amount of these investments at 31 December 2014 is $7m (2013 – nil) and the Group’s aggregate share of profits from these investments was $nil (2013 – nil). The Group’s share of loss in 2013 includes a gain of $1m from two Austrian associates. The Group disposed of the Austrian associates during the year ended 31 December 2013.

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

	2014 $ million	2013 $ million	2012 $ million
Raw materials and consumables	214	151	138
Work-in-progress	82	72	45
Finished goods and goods for resale	885	783	718

	1,181	1,006	901

Reserves for excess and obsolete inventories were $317m (2013 – $354m, 2012 – $332m). The decrease in reserves of $37m in the year comprised releases of $29m, inventory write-offs of $4m and foreign exchange movements of $4m.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,013m (2013 – $958m, 2012 – $906m). In addition, $55m was recognised as an expense within cost of goods sold resulting from inventory write offs (2013 – $73m, 2012 – $84m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

134              Smith & Nephew Annual report 2014

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

	2014 $ million	2013 $ million	2012 $ million
Trade receivables	1,015	992	964
Less: provision for bad and doubtful debts	(47)	(57)	(49)
Trade receivables – net (loans and receivables)	968	935	915
Derivatives – forward foreign exchange contracts	49	28	12
Other receivables	51	60	65
Prepayments and accrued income	98	90	73
	1,166	1,113	1,065

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt credit for the year was $4m (2013 – expense $15m, 2012 – expense $16m). Amounts due from insurers in respect of the macro textured claim of $143m (2013 – $138m, 2012 – $137m) are included within other receivables and have been provided in full.

The amount of trade receivables that were past due were as follows:
	2014 $ million	2013 $ million	2012 $ million
Past due not more than three months	181	206	225
Past due more than three months and not more than six months	49	52	52
Past due more than six months and not more than one year	51	61	52
Past due more than one year	42	70	80
	323	389	409
Neither past due nor impaired	692	603	555
Provision for bad and doubtful debts	(47)	(57)	(49)
Trade receivables – net (loans and receivables)	968	935	915

Movements in the provision for bad and doubtful debts were as follows:
At 1 January	57	49	36
Exchange adjustment	(4)	1	–
Net receivables (provision released)/provided for during the year	(4)	15	16
Utilisation of provision	(2)	(8)	(3)
At 31 December	47	57	49

Trade receivables include amounts denominated in the following major currencies:
	2014 $ million	2013 $ million	2012 $ million
US Dollar	353	293	258
Sterling	92	103	100
Euro	225	271	276
Other	298	268	281
Trade receivables – net (loans and receivables)	968	935	915

Smith & Nephew Annual report 2014            135

FINANCIAL STATEMENTS

Notes to the Group accounts continued

14 Trade and other payables

	2014 $ million	2013 $ million
Trade and other payables due within one year
Trade and other payables	807	751
Derivatives – forward foreign exchange contracts	21	20
Acquisition consideration	10	14
	838	785
Other payables due after one year:
Acquisition consideration	23	7
Other payables	21	–
	44	7

The acquisition consideration due after more than one year is expected to be payable as follows: $5m in 2016, $8m in 2017 and $10m in 2018 (2013 – $4m in 2015 and $3m in 2016).

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2014 $ million	2013 $ million
Bank overdrafts and loans due within one year	39	44
Long-term bank borrowings	541	347
Private placement notes	1,125	–
Borrowings	1,705	391
Cash at bank	(93)	(137)
Credit/(debit) balance on derivatives – currency swaps	1	(1)
Net debt	1,613	253

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2014:
Bank loans	9	400	–	–	131	–	540
Bank overdrafts	28	–	–	–	–	–	28
Finance lease liabilities	2	2	2	3	3	–	12
Private placement notes	–	–	–	–	125	1,000	1,125
	39	402	2	3	259	1,000	1,705
At 31 December 2013:
Bank loans	31	335	–	–	–	–	366
Bank overdrafts	11	–	–	–	–	–	11
Finance lease liabilities	2	2	2	2	3	3	14
	44	337	2	2	3	3	391

136              Smith & Nephew Annual report 2014

15.2 Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2014 $ million	2013 $ million
Finance lease liabilities – due within one year	2	2
Finance lease liabilities – due after one year	10	12
Total amount of secured borrowings	12	14
Total net book value of assets pledged as security:
Property, plant and equipment	8	10
	8	10

15.3 Currency swap analysis

All currency swaps are stated at fair value. Gross US Dollar equivalents of $279m (2013 – $146m) receivable and $280m (2013 – $145m) payable have been netted. Currency swaps comprise foreign exchange swaps and forward contracts and were used in 2014 and 2013 to hedge intragroup loans and other monetary items.

Currency swaps mature as follows:

At 31 December 2014	Amount receivable $ million	Amount payable Currency million
Within one year:
Canadian Dollar	14	CAD 16
Chinese Renminbi	16	CNY 100
Euro	17	EUR 14
Hong Kong Dollar	3	HKD 20
Japanese Yen	8	JPY 950
Swedish Krona	–	SEK 3
	58

At 31 December 2014	Amount receivable Currency million	Amount payable $ million
Within one year:
Australian Dollar	AUD 78	64
Swiss Franc	CHF 22	22
Euro	EUR 62	76
Sterling	GBP 26	40
Japanese Yen	JPY 200	2
New Zealand Dollar	NZD 18	14
Swedish Krona	SEK 3	–
Singapore Dollar	SGD 5	4
		222

Smith & Nephew Annual report 2014            137

FINANCIAL STATEMENTS

Notes to the Group accounts continued

15 Cash and borrowings continued

At 31 December 2013	Amount receivable $ million	Amount payable Currency million
Within one year:
Euro	28	EUR 20
Japanese Yen	13	JPY 1,315
Chinese Renminbi	17	CNY 100
Sterling	11	GBP 7
	69

At 31 December 2013	Amount receivable Currency million	Amount payable $ million
Within one year:
New Zealand Dollar	NZD 9	7
Swiss Franc	CHF 14	16
Swedish Krona	SEK 31	5
Australian Dollar	AUD 41	36
Canadian Dollar	CAD 3	3
Sterling	GBP 6	10
		77

15.4 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing.

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium term cash forecasts, having regard to the maturities of investments and borrowing facilities.

The Group has available committed facilities of $2.5bn (2013 – $1.7bn). The interest payable on borrowings under committed facilities is either at fixed or floating rates. Floating rates are typically based on the LIBOR (or other reference rate) relevant to the term and currency concerned.

The Company is subject to restrictive covenants under its principal facility agreements. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2014, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

The Group’s principal facilities are:

Facility	Date due
$400 million syndicated, term loan facility	February 2016
$1.0 billion syndicated, revolving credit facility	March 2019
$80 million 2.47% Senior Notes	November 2019
$45 million Floating Rate Senior Notes	November 2019
$75 million 3.23% Senior Notes	January 2021
$190 million 2.97% Senior Notes	November 2021
$75 million 3.46% Senior Notes	January 2022
$50 million 3.15% Senior Notes	November 2022
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$75 million 3.99% Senior Notes	January 2026

138             Smith & Nephew Annual report 2014

15.5 Year-end financial liabilities by contractual maturity

The table below analyses the Group’s year-end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2014
Non-derivative financial liabilities:
Bank overdrafts and loans	37	400	131	–	568
Trade and other payables	807	21	–	–	828
Finance lease liabilities	3	3	9	–	15
Private placement notes	–	–	125	1,000	1,125
Acquisition consideration	10	13	10	–	33
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,811	–	–	–	1,811
Currency swaps/forward foreign exchange contracts – inflow	(1,810)	–	–	–	(1,810)
	858	437	275	1,000	2,570
At 31 December 2013
Non-derivative financial liabilities:
Bank overdrafts and loans	42	335	–	–	377
Trade and other payables	751	–	–	–	751
Finance lease liabilities	3	3	9	3	18
Acquisition consideration	14	4	3	–	21
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,734	–	–	–	1,734
Currency swaps/forward foreign exchange contracts – inflow	(1,733)	–	–	–	(1,733)
	811	342	12	3	1,168

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

Smith & Nephew Annual report 2014            139

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

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2014 $ million	2013 $ million
Within one year	3	3
After one and within two years	3	3
After two and within three years	3	3
After three and within four years	3	3
After four and within five years	3	3
After five years	–	3
Total minimum lease payments	15	18
Discounted by imputed interest	(3)	(4)
Present value of minimum lease payments	12	14

Present value of minimum lease payments can be split out as: $2m (2013 – $2m) due within one year, $10m (2013 – $9m) due between one to five years and $nil (2013– $3m) due after five years.

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

Interest rate derivatives transacted to fix interest rates on floating rate borrowings are accounted for as cash flow hedges and changes in the fair values resulting from changes in market interest rates are recognised in other comprehensive income. Amounts taken to other comprehensive income are transferred to the income statement when the hedged transaction affects profit and loss.

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

140             Smith & Nephew Annual report 2014

16.1 Foreign exchange exposures

The Group operates in over 100 countries and as a consequence has transactional and translational foreign exchange exposure. It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows for forecast foreign currency inventory purchases for up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2014, the Group had contracted to exchange within one year the equivalent of $1.5bn (2013 – $1.6bn).

Based on the Group’s net borrowings as at 31 December 2014, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would decrease by $6m (2013 – decrease by $2m) as the Group held a higher amount of foreign denominated cash than foreign denominated borrowings. In respect of borrowings held in a different currency to the relevant reporting entity, if the US Dollar were to weaken by 10% against all other currencies, the Group’s borrowings would increase by $1m (2013 – increase by $4m).

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2014 would have been $37m lower (2013 – $34m). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2014 would have been $26m higher (2013 – $27m). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2014 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

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

16.2 Interest rate exposures

The Group is exposed to interest rate risk on cash, borrowings and certain currency swaps which are all at floating rates. When required the Group uses interest rate derivatives to meet its objective of protecting borrowing costs within parameters set by the Board. Interest rate derivatives are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve, with the fair value of the interest rate derivatives recorded in the balance sheet. The cash flows resulting from interest rate derivatives match cash flows on the underlying borrowings so that there is no net cash flow from movements in market interest rates on the hedged items.

Based on the Group’s gross borrowings as at 31 December 2014, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $6m (2013 – $4m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2014 was $49m (2013 – $29m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2014 was $93m (2013 – $137m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

Smith & Nephew Annual report 2014            141

FINANCIAL STATEMENTS

Notes to the Group accounts continued

16 Financial instruments and risk management continued

16.4 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and Interest Rate Profile of Interest Bearing Liabilities:

						Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average Interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2014:
US Dollar	1,685	208	1,893	826	1,067	3.4	8.3
Euro	10	35	45	45	–	–	–
Other	10	37	47	47	–	–	–
Total interest bearing liabilities	1,705	280	1,985	918	1,067
At 31 December 2013:
US Dollar	297	77	374	360	14	7.1	4
Euro	59	28	87	87	–	–	–
Other	35	40	75	75	–	–	–
Total interest bearing liabilities	391	145	536	522	14

At 31 December 2014, $12m (2013 – $14m) of fixed rate liabilities relate to finance leases. In 2014, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars and Brazilian Real) totalling $33m (2013 – $21m, 2012 – $8m) on which no interest was payable (see Note 14). There are no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one or three-month LIBOR (or other reference rate) relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2014 was 1% (2013 – 1%).

Currency and Interest Rate Profile of Interest Bearing Assets:

	Cash at bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million
At 31 December 2014:
US Dollars	13	79	92	92
Other	80	200	280	280
Total interest bearing assets	93	279	372	372
At 31 December 2013:
US Dollars	8	69	77	77
Other	129	77	206	206
Total interest bearing assets	137	146	283	283

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were no fixed rate assets at 31 December 2014 or 31 December 2013.

142             Smith & Nephew Annual report 2014

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

	Carrying amount						Fair value
	Designated at fair value	Fair value – hedging instruments	Loans and receivables	Available for sale	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2014	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	48	–	–	–	48	48	–	48
Investments	–	–	–	5	–	5	–	5	5
Currency swaps	1	–	–	–	–	1	1	–	1
	1	48	–	5	–	54	49	5	54
Financial liabilities measured at fair value
Acquisition consideration	(33)	–	–	–	–	(33)	–	(33)	(33)
Forward foreign exchange contracts	–	(19)	–	–	–	(19)	(19)	–	(19)
Currency swaps	(2)	–	–	–	–	(2)	(2)	–	(2)
	(35)	(19)	–	–	–	(54)	(21)	(33)	(54)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,117	–	–	1,117
Cash at bank	–	–	93	–	–	93
	–	–	1,210	–	–	1,210
Financial liabilities not measured at fair value
Bank overdrafts	–	–	–	–	(28)	(28)
Bank loans	–	–	–	–	(540)	(540)
Private placement debt	–	–	–	–	(1,125)	(1,125)	(1,144)	–	(1,144)
Finance lease liabilities	–	–	–	–	(12)	(12)
Trade and other payables	–	–	–	–	(828)	(828)
	–	–	–	–	(2,533)	(2,533)

Smith & Nephew Annual report 2014            143

FINANCIAL STATEMENTS

Notes to the Group accounts continued

16 Financial instruments and risk management continued

	Carrying amount						Fair value
At 31 December 2013	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	28	–	–	–	28	28	–	28
Investments	–	–	–	2	–	2	–	2	2
Currency swaps	1	–	–	–	–	1	1	–	1
	1	28	–	2	–	31	29	2	31
Financial liabilities measured at fair value
Acquisition consideration	(21)	–	–	–	–	(21)	–	(21)	(21)
Forward foreign exchange contracts	–	(20)	–	–	–	(20)	(20)	–	(20)
	(21)	(20)	–	–	–	(41)	(20)	(21)	(41)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,085	–	–	1,085
Cash at bank	–	–	137	–	–	137
	–	–	1,222	–	–	1,222
Financial liabilities not measured at fair value
Bank overdrafts	–	–	–	–	(11)	(11)
Bank loans	–	–	–	–	(366)	(366)
Finance lease liabilities	–	–	–	–	(14)	(14)
Trade and other payables	–	–	–	–	(751)	(751)
	–	–	–	–	(1,142)	(1,142)

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

As at 31 December 2014 and 31 December 2013, the fair value of derivatives is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

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

There were no transfers between level 1, 2 and 3 during 2014 and 2013.

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

144             Smith & Nephew Annual report 2014

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

17.1 Provisions

	Rationalisation provisions $ million	Legal and other provisions $ million	Total $ million
At 1 January 2013	25	97	122
Charge to income statement	15	22	37
Utilised	(22)	(12)	(34)
At 31 December 2013	18	107	125
Acquisitions	–	24	24
Charge to income statement	17	15	32
Utilised	(22)	(28)	(50)
Exchange adjustment	(1)	–	(1)
At 31 December 2014	12	118	130
Provisions – due within one year	12	55	67
Provisions – due after one year	–	63	63
At 31 December 2014	12	118	130
Provisions – due within one year	18	42	60
Provisions – due after one year	–	65	65
At 31 December 2013	18	107	125

The principal provisions within rationalisation provisions relate to the Group Optimisation programme (mainly severance) announced in May 2014 and people costs associated with the structural and efficiency programme announced in August 2011.

Included within the legal and other provisions are:

–	A provision of $10m (2013 – $nil) relating to the distribution hold on RENASYS.

–	A provision of $7m (2013 – $nil) relating to the HP802 programme which was stopped in the fourth quarter of 2014.

–	The remaining balance largely represents provisions for various patent disputes and other litigation.

All provisions are expected to be substantially utilised within three years of 31 December 2014 and none are treated as financial instruments.

Smith & Nephew Annual report 2014            145

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

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims, and almost all have been resolved. The aggregate cost at 31 December 2014 related to this matter is approximately $215m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US district court for the Western District of Tennessee. Trial has not yet begun. An additional $22m was received during 2007 from a successful settlement with a third party.

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

In recent years, there has been heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces, and the Group has incurred and will continue to incur expenses to defend claims in this area. As of January 2015 approximately 930 such claims were pending with the Group around the world, of which 539 had given rise to pending legal proceedings. Most of the pending legal proceedings are in the United States. Most claims relate to the Group’s Birmingham Hip Resurfacing (‘BHR’) product and the Birmingham Hip Modular Head (‘BHMH’) and R3 Metal Liner (‘R3ML’) components. In 2012, the Group restricted instructions for use of the BHMH and ceased offering the R3ML. In 2013, the Group’s US subsidiary agreed with lawyers representing metal-on-metal claimants to consolidate pre-trial proceedings (such as discovery) in their lawsuits in a state court in Memphis, Tennessee, and those lawsuits account for most of the US proceedings. These lawsuits are being vigorously defended, but outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings and training are designed to serve patients’ interests.

The Group has requested indemnity from its product liability insurers for most of these metal-on-metal hip implant claims. In general, the insurers are investigating the claims and have reserved rights under their respective policies. As noted above, there can be no assurance that insurance will be available or adequate to cover all claims.

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

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew paid slightly less than $23m in fines and profit disgorgement and committed to maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme. The monitor’s final report was filed in late 2013, and the independent monitorship was terminated. The settlement agreements had three-year terms. The deferred prosecution agreement with the DOJ expired on 6 February 2015 and the DOJ moved to dismiss a related court action against Smith & Nephew. The agreement with the SEC is scheduled to expire on 3 March 2015.

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

The Group has won a jury verdict in the US district court for Oregon against Arthrex Inc. for infringement of the Group’s patents relating to suture anchors. A number of issues have been disputed and appealed since the case was first filed in 2003; Arthrex’s latest appeal was argued in January 2015. Arthrex asserted other patents against the Group in 2014 in the US district court for the Eastern District of Texas.

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

146              Smith & Nephew Annual report 2014

The Group is subject to country of origin requirements under the US Buy American and Trade Agreements Acts with regard to sales to certain US government customers. In 2008 the Group voluntarily disclosed to the US Veterans Administration and the US Department of Defense that a small percentage of the products sold to the US government may have originated from countries that are not eligible for such sales except with government consent. In December 2008, three months after Smith & Nephew’s initial voluntary disclosure, a whistle-blower suit was filed in the US district court for the Western District of Tennessee alleging these violations. Smith & Nephew’s motion to dismiss the suit was denied in November 2010, and it was settled in 2014.

In January 2014, before agreeing to be acquired by the Group, ArthroCare announced a settlement of charges by the US DOJ relating to securities fraud in which certain members of prior management were implicated. ArthroCare paid a $30m fine and signed a deferred prosecution agreement that imposes reporting, compliance and other requirements on ArthroCare for a two-year term.

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

18.1 Retirement benefit net (assets)/obligations

The Group’s retirement benefit obligations comprise:

	2014 $ million	2013 $ million
Funded plans:
UK Plan	16	50
US Plan	74	65
Other Plans	42	28
	132	143
Unfunded Plans:
Other Plans	48	39
Retirement Healthcare	46	43
	226	225
Amount recognised on the balance sheet – liability	233	230
Amount recognised on the balance sheet – asset	(7)	(5)

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

The Group’s two major defined benefit pension plans are in the UK and US. Both these plans were closed to new employees in 2003 and defined contribution plans are offered to new joiners. The US Plan was closed to future accrual in March 2014.

Smith & Nephew Annual report 2014            147

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

18.2 Reconciliation of benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

	2014			2013
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
Amounts recognised on the balance sheet at beginning of the period	(1,581)	1,356	(225)	(1,487)	1,227	(260)
Income statement expense:
Current service cost	(22)	–	(22)	(29)	–	(29)
Past service cost	36	–	36	–	–	–
Settlements	71	(60)	11	–	–	–
Interest (expense)/income	(67)	60	(7)	(59)	51	(8)
Administration costs and taxes	(3)	–	(3)	(3)	–	(3)
Costs recognised in Income statement	15	–	15	(91)	51	(40)
Re-measurements:
Actuarial gain due to liability experience	5	–	5	1	–	1
Actuarial (loss)/gain due to financial assumptions change	(179)	–	(179)	16	–	16
Actuarial loss due to demographic assumptions	(30)	–	(30)	(42)	–	(42)
Return on plan assets greater than discount rate	–	110	110	–	37	37
Re-measurements recognised in OCI	(204)	110	(94)	(25)	37	12
Cash:
Employer contributions	–	65	65	–	67	67
Employee contributions	(5)	5	–	(4)	4	–
Benefits paid directly by the Group, taxes and administration costs paid from scheme assets	3	–	3	3	(3)	–
Benefits paid	51	(54)	(3)	45	(45)	–
Net cash	49	16	65	44	23	67

Exchange rates	84	(71)	13	(22)	18	(4)
Amount recognised on the balance sheet	(1,637)	1,411	(226)	(1,581)	1,356	(225)
Amount recognised on the balance sheet – liability	(1,611)	1,378	(233)	(1,548)	1,318	(230)
Amount recognised on the balance sheet – asset	(26)	33	7	(33)	38	5

Represented by:
	2014			2013
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
UK Plan	(879)	863	(16)	(855)	805	(50)
US Plan	(482)	408	(74)	(482)	417	(65)
Other Plans	(276)	140	(136)	(244)	134	(110)
Total	(1,637)	1,411	(226)	(1,581)	1,356	(225)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 20 years and 14 years for the UK and US plans respectively. For 2013, this was 20 years for the UK Plan and 16 years for the US Plan.

148             Smith & Nephew Annual report 2014

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2014 $ million	2013 $ million	2012 $ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	6	8	11
Equity securities	237	220	249
Government bonds – fixed interest	–	61	92
– index linked	–	109	282
Liability driven investments	227	–	–
Diversified growth funds	155	159	110
	625	557	744
Other assets:
Insurance contract	238	248	–
Market value of assets	863	805	744
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	–	6	1
Equity securities	167	181	242
Government bonds – fixed interest	121	64	106
Corporate bonds	120	151	–
Hedge funds	–	15	10
Market value of assets	408	417	359
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	6	6	5
Equity securities	33	32	26
Government bonds – fixed interest	7	9	7
– index linked	13	11	34
Corporate bonds	12	13	2
Insurance contracts	31	24	–
Property	6	6	5
Other quoted securities	3	3	11
	111	104	90
Other assets:
Equities	–	–	2
Insurance contracts	29	29	31
Investment property	–	1	1
Market value of assets	140	134	124
Total market value of assets	1,411	1,356	1,227

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

In December 2014, the low risk asset portfolio held by the UK Plan was transferred into liability driven investments (LDI) in order to maintain the same level of hedging against interest rate and inflation risks.

The UK Plan also has an insurance contract with Rothesay Life covering a subset of the UK Plan pensioner liabilities. The terms of this policy define that the contract value exactly matches the amount and timing of the pensioner obligations covered by the contract. In accordance with IAS19R Employee Benefits, the fair value of the insurance contract is deemed to be the present value of the related obligations which is discounted at the AA corporate bond rate.

Smith & Nephew Annual report 2014            149

FINANCIAL STATEMENTS

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $17m (2013 – $72m, 2012 – $72m). Of this cost recognised for the year, $32m (2013 – $32m, 2012 – $32m) relates to defined contributions and $15m net income (2013 – $40m expense, 2012 – $40m expense) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in selling, general and administrative expenses. There were $nil outstanding payments as at 31 December 2014 due to be paid over to the plans (2013 – $nil, 2012 – $nil).

Included in the $15m net income recognised for defined benefits plans are a $35m past service cost credit which arose on the closure of the US plan to future accrual in March 2014 and a $11m gain on settlement of benefits as a result of a member buyout in December 2014.

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US plans are:

	2014		2013		2012
	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million
Service cost	10	2	7	10	8	11
Past service cost	–	(35)	–	–	–	–
Settlement gain	–	(11)	–	–	–	–
Net interest cost, administration and taxes	3	3	1	7	1	7
	13	(41)	8	17	9	18
18.5 Principal actuarial assumptions The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.
				2014 % per annum	2013 % per annum	2012 % per annum
UK Plan:
Discount rate				3.7	4.4	4.5
Future salary increases				3.5	3.9	3.5
Future pension increases				3.0	3.4	3.0
Inflation (RPI)				3.0	3.4	3.0
Inflation (CPI)				2.0	2.4	2.2
US Plan:
Discount rate				4.0	4.9	4.0
Future salary increases				n/a	3.0	3.0
Inflation				n/a	2.5	2.5

150              Smith & Nephew Annual report 2014

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S1NA with projections in line with the CMI 2011 table and the US uses the RP2000 table with scale AA. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2014 years	2013 years	2012 years
Life expectancy at age 60
UK Plan:
Males	29.4	29.3	28.7
Females	31.2	31.1	30.2
US Plan:
Males	26.0	23.8	22.9
Females	28.5	25.5	25.0
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	32.4	32.2	31.2
Females	33.3	33.2	31.9
US Plan:
Males	27.8	23.8	24.6
Females	30.2	25.5	25.0

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

Changes to the inflation assumption will not have any affect on the US Pension plan as it was closed to future accrual in 2014.

	Increase in pension obligation		Increase in pension cost

$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:
Discount rate	-80	+91	-4	+4
Inflation	+90	-78	+4	-4
Mortality	+31	-31	+1	-1
US Plan:
Discount rate	-33	+36	-2	+1
Inflation	n/a	n/a	n/a	n/a
Mortality	+12	-12	–	–

Smith & Nephew Annual report 2014            151

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

In the UK, the liability matching portfolio held in conventional and index-linked gilts was transferred into liability driven investments in order to reduce interest rate risk.

Inflation risk

The UK Plan is linked to inflation. A high rate of inflation will lead to a higher liability. This risk is managed by holding inflation-linked bonds and an inflation-linked insurance contract in respect of some of the obligation. In the UK, the liability matching portfolio held in conventional and index-linked gilts was transferred into liability driven investments in order to reduce inflation risk.

The US Plan has been closed to future accrual which eliminates the exposure to this risk.

Investment risk

If the return on plan assets is below the discount rate, all else being equal, there will be an increase in the plan deficit.

In the UK, this risk is partially managed by a portfolio of liability matching assets and a bulk annuity, together with a dynamic de risking policy to switch growth assets into liability matching assets over time.

The US Plan has a dynamic de-risking policy to shift plan assets into longer term stable asset classes. The policy established ten pre-determined funded status levels and when each trigger point is reached, the plan assets are re-balanced accordingly.

Longevity risk

The present value of the plans defined benefit liability is calculated by reference to the best estimate of the mortality of the plan participants both during and after their employment. An increase in the life expectancy of plan participants above that assumed will increase the benefit obligation.

The UK Plan, in order to minimise longevity risk, entered into an insurance contract which covers a portion of pensioner obligations.

Salary risk	The calculation of the defined benefit obligation uses the future estimated salaries of plan participants. Increases in the salary of plan participants above that assumed will increase the benefit obligation. The exposure to salary risk in the US has been eliminated with the closure of the US Plan to future accrual.

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

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2012. Valuations are performed every two years, however in 2014, the Trustees have agreed that they will defer the 2014 valuation for one year and it will be performed in September 2015. Contributions to the UK Plan in 2014 were $33m (2013 – $37m, 2012 – $39m). This included supplementary payments of $23m (2013 – $31m, 2012 – $30m).

The Group has agreed to pay the supplementary payments each year until 2017. The agreed supplementary contributions for 2015 are $37m.

US Plan

Full actuarial valuations were performed annually for the US Plan with the last undertaken as at 20 September 2013 before the closure of the Plan to future accrual. Contributions to the US Plan were $22m (2013 – $20m, 2012 – $27m) which included supplementary payments of $20m. The agreed contributions for 2015 are $22m.

152             Smith & Nephew Annual report 2014

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total

	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2012	1,223,591	245	50	–	245
At 31 December 2013	1,223,591	245	50	–	245
At 31 December 2014	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2012	954,828	191	50	–	191
Share options	8,752	2	–	–	2

At 31 December 2012	963,580	193	50	–	193
Share options	5,587	1	–	–	1
Shares cancelled	(51,000)	(10)	–	–	(10)

At 31 December 2013	918,167	184	50	–	184
Share options	4,180	1	–	–	1
Shares cancelled	(4,405)	(1)	–	–	(1)
At 31 December 2014	917,942	184	50	–	184

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

The Group considers the capital that it manages to be as follows:

	2014	2013	2012
	$ million	$ million	$ million
Share capital	184	184	193
Share premium	574	535	488
Capital redemption reserve	11	10	–
Treasury shares	(315)	(322)	(735)
Retained earnings and other reserves	3,586	3,640	3,938
	4,040	4,047	3,884

Smith & Nephew Annual report 2014            153

FINANCIAL STATEMENTS

Notes to the Group accounts continued

19 Equity continued

19.2 Treasury shares

Treasury shares represents the holding of the Company’s own shares in respect of the Smith & Nephew Employee’s Share Trust and shares bought back as part of the share buy-back programme. On 2 May 2013, as part of the new Capital Allocation Framework, the Group announced the start of a new share buy-back programme to return $300m of surplus capital to its shareholders. The programme was suspended in February 2014 following the annoucement of the ArthroCare acquisition. Shares issued in connection with the Group’s share incentive plans are brought back on a quarterly basis. During 2014, a total of 4.4m ordinary shares (0.5%) had been purchased at a cost of $72m and 4.4m ordinary shares (0.5%) had been cancelled. The maximum number of ordinary shares held in treasury during 2014 was 26.9m (2.8%) with a nominal value of $5.4m.

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

	Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2013	730	5	735
Shares purchased	226	5	231
Shares transferred from treasury	(8)	8	–
Shares transferred to Group beneficiaries	(7)	(14)	(21)
Shares cancelled	(623)	–	(623)
At 31 December 2013	318	4	322
Shares purchased	72	3	75
Shares transferred from treasury	(11)	11	–
Shares transferred to Group beneficiaries	(8)	(17)	(25)
Shares cancelled	(57)	–	(57)
At 31 December 2014	314	1	315

	Number of shares million	Number of shares million	Number of shares million
At 1 January 2013	59.5	0.5	60.0
Shares purchased	18.2	0.4	18.6
Shares transferred from treasury	(0.6)	0.6	–
Shares transferred to Group beneficiaries	(0.6)	(1.2)	(1.8)
Shares cancelled	(51.0)	–	(51.0)
At 31 December 2013	25.5	0.3	25.8
Shares purchased	4.4	0.2	4.6
Shares transferred from treasury	(0.9)	0.9	–
Shares transferred to Group beneficiaries	(0.6)	(1.3)	(1.9)
Shares cancelled	(4.4)	–	(4.4)
At 31 December 2014	24.0	0.1	24.1
19.3 Dividends
	2014 $ million	2013 $ million	2012 $ million
The following dividends were declared and paid in the year:
Ordinary final of 17.0¢ for 2013 (2012 – 16.20¢, 2011 – 10.80¢) paid 7 May 2014	152	146	97
Ordinary interim of 11.0¢ for 2014 (2013 – 10.40¢, 2012 – 9.90¢) paid 11 November 2014	98	93	89
	250	239	186

A final dividend for 2014 of 18.6 US cents per ordinary share was proposed by the Board on 4 February 2015 and will be paid, subject to shareholder approval, on 6 May 2015 to shareholders on the Register of Members on 17 April 2015. The estimated amount of this dividend on 23 February 2015 is $166m.

154             Smith & Nephew Annual report 2014

20 Cash flow statement

ACCOUNTING POLICY

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt

						Borrowings
	Cash $ million	Overdrafts $ million	Due within one year $ million	Due after one year $ million	Net currency swaps $ million	Total $ million
At 1 January 2012	184	(23)	(283)	(16)	–	(138)
Net cash flow	(10)	12	256	(414)	1	(155)
Exchange adjustment	4	–	–	–	1	5
At 31 December 2012	178	(11)	(27)	(430)	2	(288)
Net cash flow	(38)	–	(6)	84	1	41
Exchange adjustment	(3)	–	–	(1)	(2)	(6)
At 31 December 2013	137	(11)	(33)	(347)	1	(253)
Net cash flow	(35)	(19)	22	(1,322)	11	(1,343)
Exchange adjustment	(9)	2	–	3	(13)	(17)
At 31 December 2014	93	(28)	(11)	(1,666)	(1)	(1,613)

Reconciliation of net cash flow to movement in net debt

	2014 $ million	2013 $ million	2012 $ million
Net cash flow from cash net of overdrafts	(54)	(38)	2
Settlement of currency swaps	11	1	1
Net cash flow from borrowings	(1,300)	78	(158)
Change in net debt from net cash flow	(1,343)	41	(155)
Exchange adjustment	(17)	(6)	5
Change in net debt in the year	(1,360)	35	(150)
Opening net debt	(253)	(288)	(138)
Closing net debt	(1,613)	(253)	(288)

Cash and cash equivalents

For the purposes of the Group Cash Flow Statement cash and cash equivalents at 31 December 2014 comprise cash at bank net of bank overdrafts.

	2014 $ million	2013 $ million	2012 $ million
Cash at bank	93	137	178
Bank overdrafts	(28)	(11)	(11)
Cash and cash equivalents	65	126	167

Smith & Nephew Annual report 2014            155

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

21.1 Acquisitions

Year ended 31 December 2014

Acquisition of ArthroCare

On 29 May 2014, the Group acquired 100% of the shares of ArthroCare Corporation, an innovative medical device company with a highly complementary sports medicine portfolio. The purchase price was $48.25 per share, paid in cash with the fair value of the total consideration equalling $1,715m. The acquisition was financed through existing debt facilities and cash balances, including an existing $1 billion revolving credit facility and a new two-year $1.4 billion term loan facility, established in February 2014.

The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised. The provisional estimate of the goodwill arising on the acquisition is $829m. It relates to the value of the additional economic benefits expected from the transaction, including synergies and the assembled workforce. The goodwill recognised is not expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

$ million
Identifiable assets acquired and liabilities assumed
Property, plant and equipment	60
Inventories	66
Trade receivables and prepayments	54
Identifiable intangible assets	817
Investments in associates	4
Trade and other payables	(74)
Provisions	(19)
Current tax payable	(18)
Deferred tax liabilities	(173)
Net assets	717
Goodwill	829
Consideration (net of $169m of cash acquired)	1,546

The recognised amounts of assets acquired and liabilities assumed are different from those disclosed previously as adjustments to provisional values continue to be recorded during the measurement period. None of the adjustments posted to date are material.

The Group incurred acquisition related costs of $21m relating to professional and advisor fees. These costs have been recognised in administrative expenses in the income statement.

ArthroCare’s contribution to Group revenue was $207m for the year ended 31 December 2014, representing approximately seven months of sales. This gave rise to a pre-tax profit of $28m after amortisation of acquisition intangibles. Had ArthroCare been acquired on 1 January 2014, the Group’s revenues would have been $147m higher and pre-tax profit would have been $5m higher.

Acquisition of Brazilian distributor

On 17 March 2014 the Group acquired certain assets and liabilities related to the distribution business for its sports medicine, orthopaedic reconstruction, and trauma products in Brazil. The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition date fair value of the consideration was $31m and included deferred consideration of $26m and $5m in relation to the settlement of working capital commitments. The deferred consideration was subsequently settled during the second quarter.

156             Smith & Nephew Annual report 2014

As at the acquisition date, the estimated value of the net assets acquired was $16m, which included trade and other receivables of $12m, identifiable intangible assets of $16m, inventory of $4m, property, plant and equipment of $2m, trade payables of $1m, provisions of $5m, current tax payable of $4m and deferred tax liabilities of $8m. As a result, the provisional estimate of goodwill arising on the acquisition was $15m. This is attributable to the additional economic benefits expected from the acquisition, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill is not expected to be deductible for tax purposes.

The recognised amounts of assets acquired and liabilities assumed have been determined on a provisional basis. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The contribution to revenue and attributable profit from this acquisition for the year ended 31 December 2014 was immaterial. If the acquisition had occurred at the beginning of the year its contribution to revenue and attributable profit for the year ended 31 December 2014 would also have been immaterial.

Year ended 31 December 2013

Acquisition of Turkish distributor

On 30 September 2013, the Group acquired certain assets and liabilities in respect of a Turkish business, which distributes products related to orthopaedic reconstruction, trauma, sports medicine and arthroscopic technologies.

The acquisition is deemed to be a business combination within the scope of IFRS 3.

The estimated fair value of the consideration is $63m and included $12m of contingent consideration in respect of agreed milestones and $36m through the settlement of working capital commitments. The accounting for acquisition was completed during 2014, with no change to the provisional values as at 31 December 2013.

The goodwill arising on the acquisition is $12m. It is attributable to the additional economic benefits expected from the transaction, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill recognised is expected to be deductible for tax purposes.

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

The aggregated total fair value of the consideration was $63m and included $2m of contingent consideration and $2m through the settlement of working capital commitments. The accounting for both acquisitions was completed during 2014, with no change to the provisional values as at 31 December 2013.

As at the acquisition date, the aggregated fair value of the net assets acquired was $38 million, which included property, plant and equipment of $1m, inventory of $4m, trade receivables and prepayments of $3m, identifiable intangible assets of $47m, payables and accruals of $3m and deferred tax liabilities of $14m.

The goodwill arising on the acquisitions is $25m. This is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

In 2013, the contribution to revenue and attributable profit from these acquisitions was immaterial. If these acquisitions had occurred at the beginning of 2013 their contribution to revenue and attributable profit would have also been immaterial.

Smith & Nephew Annual report 2014            157

FINANCIAL STATEMENTS

Notes to the Group accounts continued

21 Acquisitions and disposals continued

21.2 Disposal of business

Year ended 31 December 2014

During the fourth quarter of 2014, the Group disposed of a manufacturing facility in the UK for cash consideration of $20 million, resulting in a pre-tax gain on disposal of $9 million. The 2014 revenue and profit contribution of the disposed business was immaterial.

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

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2014 $ million	2013 $ million
Land and buildings:
Within one year	34	30
After one and within two years	25	22
After two and within three years	18	16
After three and within four years	12	13
After four and within five years	8	7
After five years	8	5
	105	93
Other assets:
Within one year	15	15
After one and within two years	9	9
After two and within three years	4	4
After three and within four years	3	2
	31	30

158             Smith & Nephew Annual report 2014

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

The SAYE and SAYE 2012 plans are available to all employees in the UK employed by participating Group companies, subject to three months’ service. The schemes enable employees to save up to £250 per month and give them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the ordinary shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) and Smith & Nephew International Sharesave Plan (2012) are available to employees in Australia, Austria, Belgium, Canada, China, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Italy, Japan, South Korea, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Puerto Rico participants were eligible to receive options under the International Plans up to 2011 and were eligible to receive phantom options from 2013 onwards. The Smith & Nephew France Sharesave Plans were available to all employees in France up to 2012. The International and French plans operate on a substantially similar basis to the SAYE plans.

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

Under the terms of the Executive Plans, the Remuneration Committee, consisting of Non-Executive Directors, may at their discretion approve the grant of options to employees of the Group to acquire ordinary shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the ‘US Plan’) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or ordinary shares. For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an ordinary share for the three business days preceding the date of grant or the average quoted price of an ADS or ordinary share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010 the market value is the closing price of an ordinary share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 2001 is subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan was open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan was open to Senior Executives only.

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

Smith & Nephew Annual report 2014            159

FINANCIAL STATEMENTS

Notes to the Group accounts continued

23 Other Notes to the accounts continued

23.1 Share based payments continued

At 31 December 2014 8,708,000 (2013 – 13,601,000, 2012 – 19,690,000) options were outstanding under share option plans as follows:

	Number of shares Thousand	Range of option exercise prices Pence	Weighted average exercise price Pence
Employee Plans:
Outstanding at 1 January 2012	3,580	348.0 – 640.0	432.8
Granted	947	535.0 – 535.0	535.0
Forfeited	(402)	348.0 – 609.0	434.5
Exercised	(925)	348.0 – 609.0	396.0
Expired	(38)	348.0 – 640.0	496.2
Outstanding at 31 December 2012	3,162	380.0 – 609.0	473.1
Granted	1,178	625.0	625.0
Forfeited	(174)	380.0 – 625.0	488.2
Exercised	(751)	380.0 – 609.0	453.8
Expired	(128)	380.0 – 625.0	490.0
Outstanding at 31 December 2013	3,287	380.0 – 625.0	530.5
Granted	799	831.0	831.0
Forfeited	(289)	380.0 – 831.0	533.8
Exercised	(743)	380.0 – 625.0	436.2
Expired	(18)	461.0 – 556.0	465.7
Outstanding at 31 December 2014	3,036	380.0 – 831.0	632.7
Options exercisable at 31 December 2014	94	380.0 – 585.0	439.6
Options exercisable at 31 December 2013	71	461.0 – 556.0	467.8
Options exercisable at 31 December 2012	152	380.0 – 609.0	400.8
Executive Plans:
Outstanding at 1 January 2012	23,736	409.5 – 703.0	561.2
Granted	3,046	642.0 – 650.0	650.0
Forfeited	(954)	479.0 – 703.0	569.0
Exercised	(8,740)	434.0 – 651.0	547.7
Expired	(560)	435.5 – 637.8	588.7
Outstanding at 31 December 2012	16,528	409.5 – 680.5	583.3
Forfeited	(118)	514.0 – 650.0	618.8
Exercised	(5,540)	435.5 – 671.0	568.0
Expired	(556)	435.5 – 650.0	582.3
Outstanding at 31 December 2013	10,314	409.5 – 680.5	591.1
Forfeited	(115)	599.0 – 650.0	645.0
Exercised	(4,114)	454.0 – 671.0	583.0
Expired	(413)	409.5 – 650.0	587.8
Outstanding at 31 December 2014	5,672	470.0 – 680.5	596.2
Options exercisable at 31 December 2014	4,713	470.0 – 680.5	585.3
Options exercisable at 31 December 2013	6,631	409.5 – 680.5	571.1
Options exercisable at 31 December 2012	8,512	409.5 – 680.5	562.7

The weighted average remaining contractual life of options outstanding at 31 December 2014 was 5.8 years (2013 – 6.2 years, 2012 – 6.6 years) for Executive Plans and 2.5 years (2013 – 2.5 years, 2012 – 2.6 years) for Employee Plans.

160             Smith & Nephew Annual report 2014

			2014 pence	2013 pence	2012 pence
Weighted average share price			994.4	764.7	640.5
Options granted during the year were as follows:
	Options granted Thousand	Weighted average fair value per option at grant date Pence	Weighted average share price at grant date Pence	Weighted average exercise price Pence	Weighted average option life Years
Employee Plans	799	255.8	1069.0	831.0	3.9

The weighted average fair value of options granted under Employee Plans during 2013 was 203.9p (2012 – 184.0p) and those under Executive Plans during 2013 was nil (2012 – 148.7p).

Options granted under Employee Plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

	Employee plans			Executive plans
	2014	2013	2012	2014	2013	2012
Dividend yield %	2.0	2.0	1.5	–	–	1.5
Expected volatility % (i)	20.0	25.0	25.0	–	–	25.0
Risk free interest rate % (ii)	1.3	1.3	1.3	–	–	1.2
Expected life in years	3.9	3.8	3.8	–	–	10.0

(i)	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.
(ii)	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

Smith & Nephew Annual report 2014            161

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

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. A correlation of 40% (2013 – 40%, 2012 – 35%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of Free Cash Flow growth, Revenue in Emerging & International Markets and the Group’s TSR performance over the three-year performance period.

The other assumptions used are consistent with the Executive scheme assumptions disclosed earlier in this note.

At 31 December 2014 the maximum number of shares that could be awarded under the Group’s long-term incentive plans was:

				Number of shares in Thousands
	Other			Deferred
	Awards	EIA	PSP	Bonus Plan	Total
Outstanding at a January 2012	794	–	6,268	492	7,554
Awarded	187	1,060	2,190	–	3,437
Vested	(263)	(49)	(1,785)	(287)	(2,384)
Forfeited	–	(82)	(1,431)	(41)	(1,554)
Outstanding at 31 December 2012	718	929	5,242	164	7,053
Awarded	1,179	785	1,963	–	3,927
Vested	(437)	(379)	(411)	(115)	(1,342)
Forfeited	(11)	(51)	(1,597)	(5)	(1,664)
Outstanding at 31 December 2013	1,449	1,284	5,197	44	7,974
Awarded	751	642	1,510	–	2,903
Vested	(583)	(751)	–	(44)	(1,378)
Forfeited	(96)	(24)	(2,188)	–	(2,308)
Outstanding at 31 December 2014	1,521	1,151	4,519	–	7,191

Other awards mainly comprises of conditional share awards granted under the Global Share Plan 2010.

The weighted average remaining contractual life of awards outstanding at 31 December 2014 was 1.1 years (2013 – 1.4 years, 2012 – 0.8 years) for the PSP, nil years (2013 – 0.2 years, 2012 – 0.9 years) for the Deferred Bonus Plan, 1.5 years (2013 – 1.8 years) for the EIA and 2.0 years (2013 – 2.1 years, 2012 – 0.9 years) for the other awards.

162             Smith & Nephew Annual report 2014

Share-based payments – charge to income statement

The expense charged to the income statement for share-based payments is as follows:

	2014 $ million	2013 $ million	2012 $ million
Granted in current year	9	10	9
Granted in prior years	23	18	25
Total share-based payments expense for the year	32	28	34

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

23.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2014 $ million	2013 $ million	2012 $ million
Sales to the associates	–	5	14
Purchases from the associates	1	2	8

All sale and purchase transactions occur on an arm’s length basis.

Key management personnel

The remuneration of executive officers (including Non-executive Directors) during the year is summarised below:

	2014 $ million	2013 $ million	2012 $ million
Short-term employee benefits	14	15	16
Share-based payments expense	8	11	10
Pension and post-employment benefit entitlements	1	1	1
Other benefits	3	–	–
	26	27	27

Smith & Nephew Annual report 2014            163

FINANCIAL STATEMENTS

Notes to the Group accounts continued

23 Other Notes to the accounts continued

23.3 Principal subsidiary undertakings

The information provided below is given for principal trading and manufacturing subsidiary undertakings, all of which are 100% owned, in accordance with Section 410 of the Companies Act 2006. A full list will be appended to Smith & Nephew’s next annual return to Companies House:

Company Name	Activity	Country of operation and incorporation
UK:
T. J. Smith & Nephew, Limited	Medical Devices	England & Wales
Smith & Nephew ARTC Limited	Medical Devices	England & Wales

Continental Europe:
Smith & Nephew GmbH	Medical Devices	Austria
ArthroCare Belgium SPRL	Medical Devices	Belgium
Smith & Nephew SA-NV	Medical Devices	Belgium
Smith & Nephew A/S	Medical Devices	Denmark
Smith & Nephew Oy	Medical Devices	Finland
Smith & Nephew SAS	Medical Devices	France
Smith & Nephew Orthopaedics GmbH	Medical Devices	Germany
Smith & Nephew GmbH	Medical Devices	Germany
Smith & Nephew Hellas SA	Medical Devices	Greece
Smith & Nephew Limited	Medical Devices	Ireland
Smith & Nephew Srl	Medical Devices	Italy
Smith & Nephew Nederland CV	Medical Devices	Netherlands
Smith & Nephew A/S	Medical Devices	Norway
Smith & Nephew Sp Zoo	Medical Devices	Poland
Smith & Nephew Lda	Medical Devices	Portugal
Smith & Nephew SAU	Medical Devices	Spain
Smith & Nephew AB	Medical Devices	Sweden
Smith & Nephew Manufacturing AG	Medical Devices	Switzerland
Smith & Nephew Orthopaedics AG	Medical Devices	Switzerland
Smith & Nephew Schweiz AG	Medical Devices	Switzerland

US:
ArthroCare Corporation	Medical Devices	United States
ArthroCare Medical Corporation	Medical Devices	United States
Smith & Nephew Inc.	Medical Devices	United States

164             Smith & Nephew Annual report 2014

Company Name	Activity	Country of operation and incorporation
Africa, Asia, Australasia and Other America:
Smith & Nephew Pty Limited	Medical Devices	Australia
Smith & Nephew Surgical Pty Limited	Medical Devices	Australia
Smith & Nephew Comercio de Productos Medicos LTDA	Medical Devices	Brazil
Smith & Nephew Inc.	Medical Devices	Canada
Smith & Nephew (Alberta) Inc.	Medical Devices	Canada
Tenet Medical Engineering Inc.	Medical Devices	Canada
Smith & Nephew Medical (Shanghai) Limited	Medical Devices	China
Smith & Nephew Medical (Suzhou) Limited	Medical Devices	China
Smith & Nephew Orthopaedics (Beijing) Limited	Medical Devices	China
ArthroCare Costa Rica SRL	Medical Devices	Costa Rica
Smith & Nephew Curaçao NV	Medical Devices	Curaçao
Smith & Nephew Limited	Medical Devices	Hong Kong
Adler Mediequip Private Limited	Medical Devices	India
Smith & Nephew Healthcare Private Limited	Medical Devices	India
Smith & Nephew Endoscopy KK	Medical Devices	Japan
Smith & Nephew Orthopaedics KK	Medical Devices	Japan
Smith & Nephew Wound Management KK	Medical Devices	Japan
Smith & Nephew Chusik Hoesia	Medical Devices	Korea
Smith & Nephew Healthcare Sdn Berhad	Medical Devices	Malaysia
Smith & Nephew SA de CV	Medical Devices	Mexico
Smith & Nephew Limited	Medical Devices	New Zealand
Smith & Nephew Surgical Limited	Medical Devices	New Zealand
Smith & Nephew Inc.	Medical Devices	Puerto Rico
LLC Smith & Nephew	Medical Devices	Russia
Smith & Nephew Pte Limited	Medical Devices	Singapore
Smith & Nephew (Pty) Limited	Medical Devices	South Africa
Smith & Nephew Limited	Medical Devices	Thailand
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Medical Devices	Turkey
Smith & Nephew FZE	Medical Devices	United Arab Emirates

Smith & Nephew Annual report 2014            165

FINANCIAL STATEMENTS

Company balance sheet

	Notes	At 31 December 2014 $ million	At 31 December 2013 $ million
Fixed assets:
Investments	3	5,322	3,597
Current assets:
Debtors	4	2,143	2,140
Cash and bank	6	1	6
		2,144	2,146
Creditors: amounts falling due within one year:
Borrowings	6	(40)	(2)
Other creditors	5	(1,287)	(1,590)
		(1,327)	(1,592)
Net current assets		817	554
Total assets less current liabilities		6,139	4,151
Creditors: amounts falling due after one year:
Borrowings	6	(1,655)	(335)
Total assets less total liabilities		4,484	3,816

Equity shareholders’ funds:
Called up equity share capital	7	184	184
Share premium account	7	574	535
Capital redemption reserve	7	11	10
Capital reserve	7	2,266	2,266
Treasury shares	7	(315)	(322)
Exchange reserve	7	(52)	(52)
Profit and loss account	7	1,816	1,195
Shareholders’ funds		4,484	3,816

The accounts were approved by the Board and authorised for issue on 25 February 2015 and signed on its behalf by:

Roberto Quarta	Olivier Bohuon	Julie Brown
Chairman	Chief Executive Officer	Chief Financial Officer

The Parent Company financial statements of Smith & Nephew plc on pages 166 to 169 do not form part of the Smith & Nephew’s

Annual Report on Form 20-F as filed with the SEC.

166              Smith & Nephew Annual report 2014

1 Basis of preparation

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales.

The separate accounts of the Company are presented as required by the Companies Act 2006. The accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with applicable UK accounting standards. As consolidated financial information has been disclosed under IFRS 7 Financial Instruments: Disclosures, the Company is exempt from FRS 29 Financial Instruments: Disclosures. The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 110 to 165.

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

2 Results for the year

As permitted by Section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $922m (2013 – $198m).

3 Investments

ACCOUNTING POLICY
Investments in subsidiaries are stated at cost less provision for impairment.

	2014 $ million	2013 $ million
At 1 January	3,597	3,597
Additions	1,725	–
At 31 December	5,322	3,597

Investments represent holdings in subsidiary undertakings.

The information provided below is given for the principal direct subsidiary undertakings, all of which are 100% owned and, in accordance with Section 410 of the Companies Act 2006, a full list will be appended to Smith & Nephew’s next annual return to Companies House.

	Activity	Country of operation and incorporation
Company Name
Smith & Nephew UK Limited	Holding Company	England & Wales
Smith & Nephew (Overseas) Limited	Holding Company	England & Wales

Refer to Note 23.3 of the Notes to the Group accounts for the principal trading and manufacturing subsidiary undertakings of the Group.

The Parent Company financial statements of Smith & Nephew plc on pages 166 to 169 do not form part of the Smith & Nephew’s

Annual Report on Form 20-F as filed with the SEC.

Smith & Nephew Annual report 2014            167

FINANCIAL STATEMENTS

Notes to the Company accounts continued

4 Debtors

	2014 $ million	2013 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,074	2,091
Prepayments and accrued income	3	3
Current asset derivatives – forward foreign exchange contracts	65	45
Current asset derivatives – currency swaps	–	1
Current taxation	1	–
	2,143	2,140

5 Other creditors

	2014 $ million	2013 $ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,212	1,533
Other creditors	9	10
Current taxation	–	2
Current liability derivatives – forward foreign exchange contracts	65	45
Current liability derivatives – currency swaps	1	–
	1,287	1,590

6 Cash and borrowings

ACCOUNTING POLICY

Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2014 $ million	2013 $ million
Bank loans and overdrafts due within one year or on demand	40	2
Bank loans due after one year	1,655	335
Borrowings	1,695	337
Cash and bank	(1)	(6)
Credit/(debit) balance on derivatives – currency swaps	1	(1)
Net debt	1,695	330

All currency swaps are stated at fair value. Gross US Dollar equivalents of $261m (2013 – $146m) receivable and $262m (2013 – $145m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2014 and 2013 to hedge intragroup loans.

The Parent Company financial statements of Smith & Nephew plc on pages 166 to 169 do not form part of the Smith & Nephew’s

Annual Report on Form 20-F as filed with the SEC.

168              Smith & Nephew Annual report 2014

7 Equity and reserves

								2014	2013
	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Capital reserves $ million	Treasury shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total shareholders’ funds $ million	Total shareholders’ funds $ million
At 1 January	184	535	10	2,266	(322)	(52)	1,195	3,816	4,009
Attributable profit for the year	–	–	–	–	–	–	922	922	198
Net losses on cash flow hedges	–	–	–	–	–	–	(5)	(5)	–
Equity dividends paid in the year	–	–	–	–	–	–	(250)	(250)	(239)
Share-based payments recognised	–	–	–	–	–	–	32	32	28
Cost of shares transferred to beneficiaries	–	–	–	–	25	–	(21)	4	3
New shares issued on exercise of share options	1	39	–	–	–	–	–	40	48
Cancellation of treasury shares	(1)	–	1	–	57	–	(57)	–	–
Treasury shares purchased	–	–	–	–	(75)	–	–	(75)	(231)
At 31 December	184	574	11	2,266	(315)	(52)	1,816	4,484	3,816

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $1,449m (2013 – $821m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $922m (2013 – $198m).

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

The disclosure relating to the Company is detailed in Note 23.1 of the Notes to the Group accounts.

9 Contingencies

	2014 $ million	2013 $ million
Guarantees in respect of subsidiary undertakings	11	25

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

The Parent Company financial statements of Smith & Nephew plc on pages 166 to 169 do not form part of the Smith & Nephew’s

Annual Report on Form 20-F as filed with the SEC.

Smith & Nephew Annual report 2014            169

OTHER INFORMATION

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

Property, plant and equipment

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area (square feet 000’s)
Group head office in London, UK	20
Group research facility in York, UK	84
Advanced Surgical Devices headquarters in Andover, Massachusetts, US	144
Advanced Wound Management headquarters and manufacturing facility in Hull, UK	473
Advanced Surgical Devices manufacturing facilities in Memphis, Tennessee, US	971
Advanced Surgical Devices distribution facility in Memphis, Tennessee, US	210
Advanced Surgical Devices manufacturing facility in Aarau, Switzerland	121
Advanced Surgical Devices manufacturing facility in Beijing, China	192
Advanced Surgical Devices manufacturing and warehouse facility in Warwick, UK	90
Advanced Surgical Devices manufacturing and warehouse facility in Tuttlingen, Germany	64
Advanced Surgical Devices distribution facility and European headquarters in Baar, Switzerland	67
Advanced Surgical Devices manufacturing facility in Mansfield, Massachusetts, US	98
Advanced Surgical Devices manufacturing facility in Oklahoma City, Oklahoma, US	155
Advanced Surgical Devices manufacturing facility in Calgary, Canada	17
Advanced Surgical Devices manufacturing facility in Austin, Texas, US	198
Advanced Surgical Devices manufacturing facility in La Aurora, Costa Rica	36
Advanced Surgical Devices research facility in Irvine, California, US	23
Advanced Surgical Devices manufacturing facility in Sangameshwar, India	39
Advanced Wound Management manufacturing facility in Suzhou, China	288
Advanced Wound Management manufacturing facility in Fort Saskatchewan, Canada	76
Advanced Wound Management US headquarters in St. Petersburg, Florida, US	44
Advanced Wound Bioactives headquarters and laboratory space in Fort Worth, Texas, US	105
Advanced Wound Bioactives manufacturing facility in Curaçao, Dutch Caribbean	16

The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. The Advanced Surgical Devices manufacturing facilities in Memphis, Tennessee are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

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

170              Smith & Nephew Annual report 2014

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

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base and this trend is expected to continue. Some customers have joined group purchasing organisations or introduced other cost containment measures that could lead to downward pressure on prices or limit the number of suppliers in certain business areas, which could adversely affect Smith & Nephew’s results of operations and hinder its growth potential.

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

World economic conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group’s products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during adverse macro economic conditions.

During 2014, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of European government debt, particularly those in certain parts of southern Europe. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

Smith & Nephew Annual report 2014            171

OTHER INFORMATION

Group information continued

Political uncertainties

The Group operates on a worldwide basis and has distribution channels, purchasing agents and buying entities in over 100 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding preference for local suppliers, import quotas, taxation or other matters could adversely affect the Group’s revenue and operating profit. War, economic sanctions, terrorist activities or other conflict could also adversely impact the Group. These risks may be greater in emerging markets, which account for an increasing portion of the Group’s business.

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

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 115.

Manufacturing and supply

The Group’s manufacturing production is concentrated at 15 main facilities in Austin, Memphis, Mansfield and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Fort Saskatchewan and Calgary in Canada, Sangameshwar in India, Suzhou and Beijing in China, La Aurora in Costa Rica and Curaçao. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business segments is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier.

These suppliers must provide the materials and perform the activities to the Group’s standard of quality requirements.

Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew’s revenue and operating profit.

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

172              Smith & Nephew Annual report 2014

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

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration.

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

Factors affecting Smith & Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our marketplace’ on pages 18 to 20, ‘Segment performance’ on pages 26 to 33 and ‘Taxation information for shareholders’ on pages 190 to 191.

Smith & Nephew Annual report 2014            173

OTHER INFORMATION

Other financial information

Selected financial data

	2014 $ million	2013 $ million	2012 $ million	2011 $ million	2010 $ million
Income statement
Revenue	4,617	4,351	4,137	4,270	3,962
Cost of goods sold	(1,162)	(1,100)	(1,070)	(1,140)	(1,031)
Gross Profit	3,455	3,251	3,067	3,130	2,931
Selling, general and administrative expenses	(2,471)	(2,210)	(2,050)	(2,101)	(1,860)
Research and development expenses	(235)	(231)	(171)	(167)	(151)
Operating profit	749	810	846	862	920
Net interest (payable)/receivable	(22)	4	2	(8)	(15)
Other finance (costs)/income	(11)	(11)	(11)	(13)	(16)
Share of results of associates	(2)	(1)	4	–	–
Profit on disposal of net assets held for sale	–	–	251	–	–
Profit before taxation	714	802	1,092	841	889
Taxation	(213)	(246)	(371)	(266)	(280)
Attributable profit for the year	501	556	721	575	609
Earnings per ordinary share
Basic	56.1¢	61.7¢	80.4¢	64.5¢	68.6¢
Diluted	55.7¢	61.4¢	80.0¢	64.2¢	68.5¢
Adjusted attributable profit
Attributable profit for the year	501	556	721	575	609
Acquisition-related costs	125	31	11	–	–
Restructuring and rationalisation expenses	61	58	65	40	15
Legal and other	(2)	–	–	23	–
Amortisation of acquisition intangibles and impairments	129	88	43	36	34
Profit on disposal of net assets held for sale	–	–	(251)	–	–
Taxation on excluded items	(71)	(40)	82	(17)	(10)
Adjusted attributable profit	743	693	671	657	648
Adjusted basic earnings per ordinary share (‘EPSA’) (i)	83.2¢	76.9¢	74.8¢	73.7¢	73.0¢
Adjusted diluted earnings per ordinary share (ii)	82.6¢	76.5¢	74.5¢	73.4¢	72.9¢

(i)	Adjusted basic earnings per ordinary share is calculated by dividing adjusted attributable profit by the average number of shares.

(ii)	Adjusted diluted earnings per ordinary share is calculated by dividing adjusted attributable profit by the diluted number of shares.

174              Smith & Nephew Annual report 2014

	2014 $ million	2013 $ million	2012 $ million	2011 $ million	2010 $ million
Group balance sheet
Non-current assets	4,866	3,563	3,498	2,542	2,579
Current assets	2,440	2,256	2,144	2,080	2,154
Assets held for sale	–	–	–	125	–
Total assets	7,306	5,819	5,642	4,747	4,733
Share capital	184	184	193	191	191
Share premium	574	535	488	413	396
Capital redemption reserve	11	10	–	–	–
Treasury shares	(315)	(322)	(735)	(766)	(778)
Retained earnings and other reserves	3,586	3,640	3,938	3,349	2,964
Total equity	4,040	4,047	3,884	3,187	2,773
Non-current liabilities	2,104	699	828	422	1,046
Current liabilities	1,162	1,073	930	1,119	914
Liabilities directly associated with assets held for sale	–	–	–	19	–
Total liabilities	3,266	1,772	1,758	1,560	1,960
Total equity and liabilities	7,306	5,819	5,642	4,747	4,733
Group cash flow statement
Cash generated from operations	961	1,138	1,184	1,135	1,111
Net interest paid	(33)	(6)	(4)	(8)	(17)
Income taxes paid	(245)	(265)	(278)	(285)	(235)
Net cash inflow from operating activities	683	867	902	842	859
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(375)	(340)	(265)	(321)	(307)
Acquisitions and disposals	(1,556)	(67)	(782)	(33)	–
Proceeds on disposal of net assets held for sale	–	–	103	–	–
Investment in associate	(2)	–	(10)	–	–
Proceeds from associate loan redemption	188	–	–	–	–
Proceeds from own shares	4	3	6	7	8
Equity dividends paid	(250)	(239)	(186)	(146)	(132)
Issue of ordinary capital and treasury shares purchased	(35)	(183)	77	11	10
	(1,343)	41	(155)	360	438
Exchange adjustments	(17)	(6)	5	(6)	13
Opening (net debt)/net cash	(253)	(288)	(138)	(492)	(943)
Closing net debt	(1,613)	(253)	(288)	(138)	(492)
Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	40%	6%	7%	4%	18%
Dividends per ordinary share (i)	29.60¢	27.40¢	26.10¢	17.40¢	15.82¢
Research and development costs to Revenue	5.1%	5.3%	4.1%	3.9%	3.8%
Capital expenditure (including intangibles but excluding goodwill) to revenue	8.1%	7.8%	6.4%	7.5%	7.7%

(i)	The Board has proposed a final dividend of 18.6 US cents per share which together with the first interim dividend of 11.0 US cents makes a total for 2014 of 29.6 US cents.

Smith & Nephew Annual report 2014            175

OTHER INFORMATION

Other financial information continued

Non-GAAP Financial Information

These Financial Statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). These measures, which include trading profit, trading profit margin, EPSA and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results on both a business segment and a consolidated Group basis.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Revenue

‘Underlying growth in revenue’ is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations and for movements in exchange rates. Underlying growth in revenue is not presented in the accounts prepared in accordance with IFRS and is therefore a measure not in accordance with Generally Accepted Accounting Principles (a ‘non-GAAP’ measure).

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

The ‘constant currency exchange effect’ is a measure of the increase/ decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

	2014	2013	2012
	%	%	%
Reported revenue growth	6	5	(3)
Constant currency exchange effect	1	1	2
Acquisition/Disposals effect	(5)	(2)	3
Underlying revenue	2	4	2

A reconciliation of reported revenue growth to underlying revenue growth, by business segment, can be found on page 35.

Trading profit, trading profit margin and trading cash flow

Trading profit, trading profit margin and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and significant uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

176             Smith & Nephew Annual report 2014

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue and trading cash flow) are measures, which present the growth trend in the long-term profitability of the Group.

Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

For the year ended 31 December 2014	Trading results 2014 $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles $ million	Legal and other $ million	Capital expenditure $ million	Reported results 2014 $ million
Revenue	4,617	–	–	–	–	–	4,617
Cost of goods sold	(1,127)	(23)	(12)	–	–	–	(1,162)
Gross profit	3,490	(23)	(12)	–	–	–	3,455
Selling, general and administration expenses	(2,200)	(95)	(49)	(129)	2	–	(2,471)
Research and development expenses	(235)	–	–	–	–	–	(235)
Trading/operating profit	1,055	(118)	(61)	(129)	2	–	749
Trading/operating profit margin	22.9%					–	16.2%
Interest receivable	13	–	–	–	–	–	13
Interest payable	(28)	(7)	–	–	–	–	(35)
Other finance costs	(11)	–	–	–	–	–	(11)
Share of loss from associates	(2)	–	–	–	–	–	(2)
Profit before taxation	1,027	(125)	(61)	(129)	2	–	714
Taxation	(284)	30	15	35	(9)	–	(213)
Adjusted attributable/attributable profit	743	(95)	(46)	(94)	(7)	–	501
EPSA/EPS	83.2¢	(10.6¢ )	(5.2¢ )	(10.5¢ )	(0.8¢ )	–	56.1¢
Weighted average number of shares (m)	893						893
Diluted EPSA/EPS	82.6¢	(10.5¢ )	(5.1¢ )	(10.5¢ )	(0.8¢ )	–	55.7¢
Diluted weighted average number of shares (m)	899						899
Trading cash flow/cash generated from operating activities	781	(112)	(60)	–	(23)	375	961
Trading profit to cash conversion ratio (%)	74%

Acquisition related costs: For the year ended 31 December 2014, these costs primarily relate to transaction and integration costs associated with the ArthroCare acquisition with a small portion of costs relating to the continued integration of Healthpoint and the recent acquisitions in the Emerging & International Markets. In addition, trading results eliminate the short-term increase in cost of goods sold from recognising acquired inventory at fair value rather than standard cost. For the year ended 31 December 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the year ended 31 December 2014, these costs relate to the Group optimisation programme that was announced in May 2014 and the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2014 this net credit relates to a past service gain and a settlement credit on the closure of US Pension Plan of $46m and a gain on disposal of a UK manufacturing facility of $9m, offset by a charge of $25m relating to the likely costs of a distribution hold on RENASYS in the US pending new regulatory approvals and a charge of $28m relating to the HP802 programme which was stopped in the fourth quarter.

Smith & Nephew Annual report 2014            177

OTHER INFORMATION

Other financial information continued

			Restructuring
	Trading	Acquisition	and	Amortisation	Legal		Reported
	results	related	rationalisation	of acquisition	and	Capital	results
	2013	costs	costs	intangibles	other	expenditure	2013
For the year ended 31 December 2013	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	4,351	–	–	–	–	–	4,351
Cost of goods sold	(1,083)	(5)	(12)	–	–	–	(1,100)
Gross profit	3,268	(5)	(12)	–	–	–	3,251
Selling, general and administration expenses	(2,050)	(26)	(46)	(88)	–	–	(2,210)
Research and development expenses	(231)	–	–	–	–	–	(231)
Trading/operating profit	987	(31)	(58)	(88)	–	–	810
Trading/operating profit margin	22.7%					–	18.6%
Interest receivable	14	–	–	–	–	–	14
Interest payable	(10)	–	–	–	–	–	(10)
Other finance costs	(11)	–	–	–	–	–	(11)
Share of loss from associates	(1)	–	–	–	–	–	(1)
Profit before taxation	979	(31)	(58)	(88)	–	–	802
Taxation	(286)	6	11	23	–	–	(246)
Adjusted attributable/attributable profit	693	(25)	(47)	(65)	–	–	556
EPSA/EPS	76.9¢	(2.8¢ )	(5.2¢ )	(7.2¢ )	–	–	61.7¢
Weighted average number of shares (m)	901						901
Diluted EPSA/EPS	76.5¢	(2.8¢ )	(5.2¢ )	(7.1¢ )	–	–	61.4¢
Diluted weighted average number of shares (m)	906						906
Trading cash flow/cash generated from operating activities	877	(25)	(54)	–	–	340	1,138
Trading profit to cash conversion ratio (%)	89%

Acquisition related costs: For the year ended 31 December 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the year ended 31 December 2013 these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

178             Smith & Nephew Annual report 2014

			Restructuring
	Trading	Acquisition	and	Amortisation	Legal		Reported
	results	related	rationalisation	of acquisition	and	Capital	results
	2012	costs	costs	intangibles	other	expenditure	2012
For the year ended 31 December 2012	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	4,137	–	–	–	–	–	4,137
Cost of goods sold	(1,067)	–	(3)	–	–	–	(1,070)
Gross profit	3,070	–	(3)	–	–	–	3,067
Selling, general and administration expenses	(1,934)	(11)	(62)	(43)	–	–	(2,050)
Research and development expenses	(171)	–	–	–	–	–	(171)
Trading/operating profit	965	(11)	(65)	(43)	–	–	846
Trading/operating profit margin
Interest receivable	11	–	–	–	–	–	11
Interest payable	(9)	–	–	–	–	–	(9)
Other finance costs	(11)	–	–	–	–	–	(11)
Share of loss from associates	4	–	–	–	–	–	4
Profit on disposal of net asset held for sale	–	–	–	–	251	–	251
Profit before taxation	960	(11)	(65)	(43)	251	–	1,092
Taxation	(289)	1	5	7	(95)	–	(371)
Adjusted attributable/attributable profit	671	(10)	(60)	(36)	156	–	721
EPSA/EPS	74.8¢	(1.1)	(6.7)	(4.0)	17.4	–	80.4¢
Weighted average number of shares (m)	897						897
Diluted EPSA/EPS	74.5¢	(1.1)	(6.7)	(4.0)	17.3	–	80.0¢
Diluted weighted average number of shares (m)	901						901
Trading cash flow/cash generated from operating activities	999	(3)	(55)	–	(22)	265	1,184
Trading profit to cash conversion ratio (%)	104%

Acquisition related costs: For the year ended 31 December 2012, these costs primarily relate to professional and advisor fees in connection with the acquisition of Healthpoint Biotherapeutics which was completed on 21 December 2012.

Restructuring and rationalisation costs: For the year ended 31 December 2012, these costs relate mainly to people costs and contract termination costs associated with the structural and process changes announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: This credit relates to the profit on disposal of the Clinical Therapies business.

Transactional and translational exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro remained flat at $1.33 (+0%), Sterling strengthened from $1.56 to $1.65 (+6%), the Swiss Franc strengthened from $1.08 to $1.09 (1%), the Australian Dollar weakened from $0.96 to $0.90 (-6%) and the Japanese Yen weakened from ¥97.6 to ¥105.8 (-8%).

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

Contractual obligations

Contractual obligations at 31 December 2014 were as follows:

		Payments due by period
	Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years
	$ million	$ million	$ million	$ million	$ million
Debt obligations	568	37	400	131	–
Finance lease obligations	12	2	4	6	–
Operating lease obligations	136	49	56	23	8
Retirement benefit obligation	74	74	–	–	–
Purchase obligations	40	32	8	–	–
Capital expenditure	34	34	–	–	–
Other	52	29	23	–	–
	916	257	491	160	8

Smith & Nephew Annual report 2014            179

OTHER INFORMATION

Other financial information continued

Other contractual obligations represent $19m of foreign exchange contracts and $33m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2015 in respect of the Group’s defined benefits plans are: $46m for the UK (including $37m of supplementary payments), $22m for the US Plan and $6m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2016 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details are set out on page 100.

The Company does not have contracts or other arrangements which individually are essential to the business.

2013 Financial highlights

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

During 2013, $12m of restructuring and rationalisation expenses (2012 – $3m) and $5m of acquisition related costs (2012 – $nil) were charged to cost of goods sold.

Selling, general and administration expenses

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

Net interest receivable/(payable)

Net interest receivable increased, by $2m, from net $2m receivable in 2012 to a net receivable of $4m in 2013. This increase is principally a consequence of the interest receivable on the Bioventus LLC (‘Bioventus’) loan note issued following the disposal of the Clinical Therapies business which has been in place for a full year in 2013 compared to eight months in 2012. This loan note was repaid in full in 2014.

Other finance cost

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

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2013 $ million	2012 $ million
Non-current assets	3,563	3,498
Current assets	2,256	2,144
Total assets	5,819	5,642
Non-current liabilities	699	828
Current liabilities	1,073	930
Total liabilities	1,772	1,758
Total equity	4,047	3,884
Total equity and liabilities	5,819	5,642

180             Smith & Nephew Annual report 2014

Non-current assets

Non-current assets increased by $65m to $3,563m in 2013 from $3,498m in 2012. This is principally attributable to the following:

–	Property, plant and equipment increased by $23m from $793m in 2012 to $816m in 2013. Depreciation of $209m was charged during 2013 and assets with a net book value of $12m were disposed of. These movements were offset by $242m of additions relating primarily to instruments and other plant & machinery and $5m of additions arising on acquisitions in Turkey, Brazil and India. The balance relates to unfavourable currency movements totalling $3m

–	Goodwill increased by $70m from $1,186m in 2012 to $1,256m in 2013. Of this movement, $37m arose on acquisitions in Turkey, Brazil and India. An additional $16m arose on finalisation of the Healthpoint opening balance sheet. The remaining balance relates to favourable currency movements totalling $17m

–	Intangible assets decreased by $10m from $1,064m in 2012 to $1,054m in 2013. Intangible assets totalling $64m arose on the acquisition in Turkey, Brazil and India. There was a reduction of $11m on finalisation of the Healthpoint opening balance sheet. Amortisation of $152m was charged during the year and assets with a net book value of $11m were disposed of. A total of $98m relates to the cost of intellectual property, distribution rights and software acquired. The balance relates to favourable currency movements totalling $2m

–	Investment in associates (including a loan to an associate of $178m in 2013, up from $167m in 2012) has increased from $283m in 2012 to $285m in 2013. This movement relates to the interest of $11m arising on the Bioventus loan note which was largely offset from the disposal of the Group’s 49% interest in the Austrian entities Plus Orthopedics GmbH and Intraplant GmbH and its 20% interest in the German entity Intercus GmbH

–	Deferred tax assets decreased by $19m in the year from $164m in 2012 to $145m in 2013.

Current assets

Current assets increased by $112m to $2,256m from $2,144m in 2012. The movement relates to the following:

–	Inventories rose by $105m to $1,006m in 2013 from $901m in 2012. This movement is principally attributable to an increase of $48m in the US due to inventory build prior to the launch of JOURNEY II BCS and an increase of $17m due to inventory build in our Hull factory prior to the transfer of part of our Wound production to China. A further increase of $12m arose on the acquisitions in Turkey, Brazil and India. The movement also includes $6m of unfavourable currency movement

–	The level of trade and other receivables increased by $48m to $1,113m in 2013 from $1,065m in 2012. The movement primarily relates to the increase in underlying revenues and includes $9m of unfavourable currency movements

–	Cash at bank has fallen by $41m to $137m from $178m in 2012.

Non-current liabilities

Non-current liabilities decreased by $129m from $828m in 2012 to $699m in 2013. This movement relates to the following items:

–	Long-term borrowings have decreased from $430m in 2012 to $347m in 2013

–	The Retirement benefit obligation decreased by $36m to $230m in 2013 from $266m in 2012. This was largely due to the Group’s additional pension contributions, together with net actuarial gains for the year

–	Deferred tax liabilities decreased by $11m in the year from $61m in 2012 to $50m in 2013.

Current liabilities

Current liabilities increased by $143m from $930m in 2012 to $1,073m in 2013. This movement is attributable to:

–	Bank overdrafts and current borrowings have increased by $6m from $38m in 2012 to $44m in 2013

–	Trade and other payables have increased by $129m to $785m in 2013 from $656m in 2012. This increase includes $50m largely driven from strong sales performance in the US in quarter four and a $23m increase in Europe associated with promotional activities in Advanced Surgical Devices. A total of $19m of trade and other payables arose on the acquisitions in Turkey, Brazil and India and an amount of $5m is attributable to favourable currency movements.

–	Current tax payable is $184m at the end of 2013 compared to $177m in 2012.

Total equity

Total equity increased by $163m from $3,884m in 2012 to $4,047m in 2013. The principal movements were:

Total equity $ million
1 January 2013	3,884
Attributable profit	556
Currency translation gains	(6)
Hedging reserves	5
Actuarial gains on retirement benefit obligations	12
Dividends paid during the year	(239)
Purchase of own shares	(231)
Taxation benefits on Other Comprehensive Income and equity items	(16)
Net share-based transactions	82
31 December 2013	4,047

Smith & Nephew Annual report 2014            181

OTHER INFORMATION

Other financial information continued

2013 Financial performance by business segment

Revenue by market

The underlying increase in each division’s revenues, by market, reconciles to reported growth, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2013 $ million	2012 $ million	Reported growth in revenue %	Constant currency exchange effect %	Acquisition/ Disposal effect %	Underlying growth in revenue %
Advanced Surgical Devices
US	1,391	1,449	(4)	–	5	1
Other Established Markets	1,204	1,298	(7)	2	2	(3)
Established Markets	2,595	2,747	(6)	1	4	(1)
Emerging & International Markets	420	361	16	2	–	18
Advanced Surgical Devices	3,015	3,108	(3)	1	3	1

Advanced Wound Management
US	471	202	133	–	(111)	22
Other Established Markets	722	705	3	1	(1)	3
Established Markets	1,193	907	32	1	(23)	10
Emerging & International Markets	143	122	17	3	–	20
Advanced Wound Management	1,336	1,029	30	1	(20)	11

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

Global revenue from Arthroscopic Enabling technologies decreased by $17m from $458m in 2012 to $441m in 2013 (-4% on a reported basis). This decrease represents an underlying revenue decline of 2% and 2% of unfavourable foreign currency translation.

The revenue in the Other ASD franchise fell by $88m from $162m in 2012 to $74m in 2013 following the disposal of the Clinical Therapies business in 2012. Excluding the impact of this disposal, underlying revenue in the Other ASD franchise, which includes gynaecology, grew by 14% with the remaining Clinical Therapies geographies contributing $9m.

182             Smith & Nephew Annual report 2014

Trading and operating profit

Operating profit, the most directly comparable financial measure in accordance with IFRS, reconciles to trading profit as follows:

	2013 $ million	2012 $ million
Operating profit	620	632
Acquisition related costs	7	–
Restructuring and rationalisation costs	44	57
Amortisation of acquisition intangibles and impairments	41	39
Trading profit	712	728

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

Advanced Wound Care revenue decreased by $6m (-1% on a reported basis) from $849m in 2012 to $843m in 2013. The underlying growth of 1% is after adjusting for foreign currency translation. Conditions across many European markets remain challenging but the introduction of the ALLEVYN Life range continues to make good progress across Europe following product introductions and investment in marketing.

Advance Wound Devices revenue increased from $180m in 2012 to $213m in 2013, a reported increase of $33m and 18%. The underlying growth of 20% is after adjusting for unfavourable foreign currency translations of 2%. This growth was impacted by continued gain in market share in NPWT, and our recent expansion into the emerging markets.

Advanced Wound Bioactives revenue of $280m in 2013 (2012 – $nil) relates to Healthpoint acquired in December 2012. The underlying increase, adjusted to include the results of Healthpoint for the commensurate period in 2012, was 47%.

Trading and operating profit

Operating profit, the most directly comparable financial measure in accordance with IFRS, reconciles to trading profit as follows:

	2013 $ million	2012 $ million
Operating profit	190	214
Acquisition related costs	24	11
Restructuring and rationalisation costs	14	8
Amortisation of acquisition intangibles and impairments	47	4
Trading profit	275	237

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

Smith & Nephew Annual report 2014            183

OTHER INFORMATION

Information for shareholders

Financial calendar
Annual General Meeting	9 April 2015
First quarter trading report	30 April 2015
Payment of 2014 final dividend	6 May 2015
Half year results announced	30 July 2015 (i)
Third quarter trading report	29 October 2015
Payment of 2015 interim dividend	November 2015
Full year results announced	February 2016 (i)
Annual Report available	February/March 2016
Annual General Meeting	April 2016

(i)	Dividend declaration dates.

Annual General Meeting

The Company’s Annual General Meeting (AGM) will be held on 9 April 2015 at 2pm at No. 11 Cavendish Square, London, W1G 0AN. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

Corporate Headquarters and Registered Office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London, W2N 6LA, UK. Registered in England and Wales No. 324357. Tel. +44 (0)20 7401 7646 website: www.smith-nephew.com

Ordinary shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0871 384 2081 *

Tel: +44 (0) 121 415 7072 from outside the UK

Website: www.shareview.co.uk

*	Calls to this number are charged at 8p per minute plus network extras. Lines are open from 8.30am to 5.30pm Monday to Friday, excluding UK public holidays.

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

E-communications

We encourage you to elect to receive communications via e-mail as this has significant environmental and cost benefits. You may register for this service through Equiniti, at www.shareview.co.uk. You will receive a confirmation letter from Equiniti at your registered address, containing an Activation Code for future use.

Payment of dividends direct to your bank or building society account

If you who wish to avoid the risk of your dividend awards getting lost or mislaid you can arrange to have your cash dividends paid directly to a bank or building society account. This facility is available to UK resident shareholders who receive sterling dividends. If you do not live in the UK you may be able to register for the overseas payment service. Further information is available at www.shareview.co.uk or by contacting Equiniti (UK and overseas helpline numbers as above).

Dividend reinvestment plan (DRIP)

The Company offers shareholders (except those in North America) the opportunity to participate in a DRIP. This enables you to reinvest your cash dividends in further ordinary shares of Smith & Nephew plc. These are purchased in the market at competitive dealing costs. For further details plus an application form to reinvest future dividends, contact Equiniti.

Duplicate accounts

If you have more than one account due to inconsistency in account details you may avoid duplicate mailings by contacting Equiniti and requesting an amalgamation of your share accounts.

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

Shareholder communications

We make quarterly financial announcements which are made available through Stock Exchange announcements and on the Group’s website (www.smith-nephew.com). Copies of recent Annual Reports, press releases, institutional presentations and audio webcasts are also available on the website.

We send paper copies of the Notice of Annual General Meeting and Annual Report only to those shareholders and ADS holders who have elected to receive shareholder documentation by post. Electronic copies of the Annual Report and Notice of Annual General Meeting are available on the Group’s website at www.smith-nephew.com. Both ordinary shareholders and ADS holders can request paper copies of the Annual Report, which the Company provides free of charge. The Company will continue to send to ordinary shareholders by post the Form of Proxy notifying them of the availability of the Annual Report and Notice of Annual General Meeting on the Group’s website. If you elect to receive the Annual Report and Notice of Annual General Meeting electronically you are informed by e-mail of the documents’ availability on the Group’s website. ADS holders receive the Form of Proxy by post, but will not receive a paper copy of the Notice of Annual General Meeting.

184              Smith & Nephew Annual report 2014

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

Smith & Nephew share price

The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www.londonstockexchange.com where the live financial data is updated with a 15-minute delay.

ShareGift

If you hold a small number of shares, which would cost more to sell than they are worth, you may wish to consider donating them to the charity ShareGift (registered charity 1052686) which specialises in accepting such shares as donations. There are no implications for Capital Gains Tax purposes (no gain or loss) and it may also be possible to obtain income tax relief. The relevant stock transfer form may be obtained from Equiniti at the address given on page 184.

Further information about ShareGift is available at www.sharegift.org or by contacting ShareGift at:

ShareGift, PO BOX 72253 London SW1P 9LQ

Tel: (+44) (0) 20 7930 3737

Unauthorised brokers (boiler room scams)

You are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. These are typically from overseas-based ‘brokers’ who target UK shareholders offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’.

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

Social media

Smith & Nephew has a presence across a range of social media channels, including Twitter, Facebook and LinkedIn, which are linked below. Information provided by Smith & Nephew through social media channels is not incorporated by reference herein and does not form part of our annual report on Form 20-F.

https://twitter.com/SmithNephewPLC
www.facebook.com/SmithNephewPlc
http://www.linkedin.com/company/smith-&-nephew

American Depositary Shares (ADSs) and American Depositary Receipts (ADRs)

In the USA, the Company’s ordinary shares are traded in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange under the symbol SNN. Each American Depositary Share represents two ordinary shares. Deutsche Bank is the authorised depositary bank for the Company’s ADR programme.

ADS enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:

Deutsche Bank Shareholder Services

American Stock Transfer and Trust Company

Operations Centre 6210 15th Avenue

Brooklyn, New York

Tel: +1 800 937-5449 (toll free from US)

Tel: +1 718 921-8124 (direct dial)

E-mail: DB@amstock.com

Website: www.adr.db.com

The Company provides Deutsche Bank, as depositary, with copies of Annual Reports containing Consolidated Financial Statements and the opinion expressed thereon by its independent auditor. Such financial statements are prepared under IFRS. Deutsche Bank will send these reports to recorded ADS holders who have elected to receive paper copies. The Company also provides to Deutsche Bank all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. Deutsche Bank makes such notices, reports and communications available for inspection by recorded holders of ADSs and sends voting instruction forms by post to all recorded holders of ADSs.

Smith & Nephew Annual report 2014            185

OTHER INFORMATION

Information for shareholders continued

Smith & Nephew ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com, the Smith & Nephew website www.smith-nephew.com, and is quoted daily in the Wall Street Journal where the live financial data is updated with a 15-minute delay.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2014 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) $0.05 (or less) per ADS

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADS registered holders, including payment of dividend

$0.05 (or less) per ADS per calendar year Registration or transfer fees	Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

During 2014, a fee of two US cents per ADS was paid on the 2013 final dividend by The Bank of New York Mellon which totaled $111,563.54.

On 1 October 2014 Smith & Nephew changed ADR bank to Deutsche Bank Trust Company Americas. A fee of one US cent per ADS was deducted from the 2014 interim dividend paid in November which totaled $178,537.00. Therefore, for the period 1 January 2014 to 23 February 2015, the total reimbursed by The Bank of New York Mellon and Deutsche Bank Trust Company Americas was $290,100.54.

On 14 October 2014 the ratio for ordinary shares per ADS changed from five ordinary shares per ADS to two ordinary shares per ADS.

186              Smith & Nephew Annual report 2014

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

At the time of the full year results the Board reviews the appropriate level of total annual dividend each year. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. Dividends will continue to be declared in US Dollars with an equivalent amount in sterling payable to those shareholders whose registered address is in the UK, or who have validly elected to receive sterling dividends.

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

Dividends per share

The table below sets out the dividends per Ordinary Share in the last five years.

	Years ended 31 December
	2014	2013	2012	2011	2010
Pence per share:
Interim	7.578	7.211	6.811	4.639	4.233
Final (i)	13.377	11.233	11.778	7.444	6.639
Total	20.995	18.444	18.589	12.083	10.872
US cents per share:
Interim	12.222	11.556	11.000	7.333	6.667
Final	20.667	18.889	18.000	12.000	10.911
Total	32.889	30.445	29.000	19.333	17.578

(i)	Translated at the Bank of England rate on 23 February 2015.

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

The 2014 final dividend will be payable on 6 May 2015, subject to shareholder approval.

In respect of the proposed final dividend for the year ended 31 December 2014 of 18.6 US cents per ordinary share, the record date will be 17 April 2015 and the payment date will be 6 May 2015. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either sterling or US Dollars and the last day for election will be 17 April 2015. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 16 April 2015.

The proposed final dividend of 18.6 US cents per ordinary share, which together with the interim dividend of 11 US cents, makes a total for 2014 of 29.6 US cents.

Smith & Nephew Annual report 2014            187

OTHER INFORMATION

Information for shareholders continued

Share prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s ordinary shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	Ordinary shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Year ended 31 December:
2010	6.97	5.38	53.94	41.29
2011	7.42	5.21	60.19	42.17
2012	6.93	5.80	56.13	45.13
2013	8.68	6.80	71.85	52.90
2014*	11.93	8.57	97.27	29.39
Quarters in the year ended 31 December:
2013:
1st Quarter	7.60	6.80	58.00	52.90
2nd Quarter	7.95	7.18	60.17	54.83
3rd Quarter	8.00	7.30	63.06	56.01
4th Quarter	8.68	7.48	71.85	60.05
2014:
1st Quarter	9.60	8.57	80.18	70.84
2nd Quarter	11.00	8.61	97.27	73.17
3rd Quarter	10.80	9.86	90.45	82.91
4th Quarter*	11.93	9.06	83.14	29.39
2015:
1st Quarter (to 23 February 2015)	12.00	11.48	36.71	35.07
Last six months:
August 2014	10.65	9.86	89.50	82.91
September 2014	10.80	10.23	88.15	83.29
October 2014 (1 to 14 October 2014)*	10.32	9.74	83.14	77.36
October 2014 (15 to 31 October 2014)	10.57	9.06	33.83	29.39
November 2014	11.38	10.45	36.12	33.21
December 2014	11.93	10.19	38.52	32.06
January 2015	12.00	11.48	36.40	35.07
February 2015 (to 23 February 2015)	11.98	11.55	36.71	35.17

* On 14 October 2014 the ratio of ordinary shares per ADS changed from five ordinary shares per ADS to two ordinary shares per ADS.

188              Smith & Nephew Annual report 2014

Share Capital

The principal trading market for the ordinary shares is the London Stock Exchange. The ordinary shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents two ordinary shares from 14 October 2014, before which time one ADS represented five ordinary shares. The ADS facility is sponsored by Deutsche Bank acting as depositary.

All the ordinary shares, including those held by Directors and Executive Officers, rank pari passu with each other. On 23 January 2006 the ordinary shares of 12 2⁄9p were redenominated as ordinary shares of US 20 cents (following approval by shareholders at the extraordinary general meeting in December 2005). The new US dollar ordinary shares carry the same rights as the previous ordinary shares. The share price continues to be quoted in sterling. In 2006 the Company issued £50,000 of shares in sterling in order to comply with English law. These were issued as deferred shares, which are not listed on any stock exchange. They have extremely limited rights and therefore effectively have no value. These shares were allotted to the Chief Executive Officer, although the Board reserves the right to transfer them to another member of the Board should it so wish.

As at 23 February 2015, to the knowledge of the Group, there were 17,824 registered holders of ordinary shares, of whom 90 had registered addresses in the USA and held a total of 168,578 ordinary shares (less than 0.02% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the USA is not representative of the number of beneficial owners of ordinary shares resident in the USA.

Shareholdings

As at 23 February 2015, 26,707,860 ADSs equivalent to 53,415,720 ordinary shares or approximately 5.97% of the total ordinary shares in issue, were outstanding and were held by 92 registered ADS holders.

Major shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 23 February 2015, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FCA) in 3% or more of the ordinary shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of ordinary shares, as notified to the Company under the Disclosure and Transparency Rules:

			As at 31 December
	23 February 2015	2014	2013	2012
	%	%	%	%
BlackRock, Inc.	5.5	5.5	4.7	5.0
Invesco	5.0	5.3	12.1	11.9
Legal & General Group plc	–	–	–	3.0
Newton Investment Management Limited	–	–	–	4.9

			As at 31 December
	23 February 2015	2014	2013	2012
	’000	’000	’000	’000
BlackRock, Inc.	49,206	49,008	41,870	44,811
Invesco	44,918	47,508	107,823	107,823
Legal & General Group plc	–	–	–	26,906
Newton Investment Management Limited	–	–	–	8,432

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Smith & Nephew Annual report 2014            189

OTHER INFORMATION

Information for shareholders continued

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company. From 1 January 2014 to 23 February 2015, in the months listed below, the Company has purchased 5,455,000 ordinary shares at a cost of US$91,595,439.

	Total shares purchased (000s	)	Average price paid per share (p	)	Approximate US$ value of shares purchased under the plan
12-22 May 2014	1,825		926.1138		28,687,538
6-19 August 2014	1,380		1,026.3662		23,833,629
4-14 November 2014	1,200		1,056.5981		20,198,882
13-18 February 2015	1,050		1,168.3047		18,875,390

The shares were purchased in the open market by UBS Limited and JP Morgan Cazenove Limited on behalf of the Company.

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

There are no limitations, either under the laws of the UK or under the Articles of Association of Smith & Nephew, restricting the right of non-UK residents to hold or to exercise voting rights in respect of ordinary shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the current practice of the Company to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s dividend reinvestment plan, which are not sent to shareholders with recorded addresses in the USA and Canada.

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the USA, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the USA (or any State therein), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a ‘US Holder’). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares which may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) persons whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers, traders in securities that elect to use the mark to market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US dollar and US Holders liable for alternative minimum tax. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code, known as the Medicare contribution tax, or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2014.

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

Taxation of dividends in the UK and the USA

The UK does not currently impose a withholding tax on dividends paid by a UK corporation, such as the Company.

Distributions paid by the Company will be treated for US federal income tax purposes as foreign source ordinary dividend income to a US Holder to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders.

190             Smith & Nephew Annual report 2014

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

Inheritance and estate taxes

The HM Revenue & Customs imposes inheritance tax on capital transfers which occur on death, and in the seven years preceding death. The HM Revenue & Customs considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the USA and is not a UK national or domiciled in the UK will not be subject to UK inheritance tax in respect of ADSs and ordinary shares. A UK national who is domiciled in the USA will be subject to both UK inheritance tax and US federal estate tax but will be entitled to a credit for US federal estate tax charged in respect of ADSs and ordinary shares in computing the liability to UK inheritance tax. Conversely, a US citizen who is domiciled or deemed domiciled in the UK will be entitled to a credit for UK inheritance tax charged in respect of ADSs and ordinary shares in computing the liability for US federal estate tax. Special rules apply where ADSs and ordinary shares are business property of a permanent establishment of an enterprise situated in the UK.

US information reporting and backup withholding

A US Holder may be subject to US information reporting and backup withholding on dividends paid on or the proceeds of sales of ADSs or ordinary shares made within the USA or through certain US-related financial intermediaries, unless the US Holder is an exempt recipient or, in the case of backup withholding, provides a correct US taxpayer identification number and certain other conditions are met. US backup withholding may apply if there has been a notification from the US Internal Revenue Service of a failure to report all interest or dividends.

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

Smith & Nephew Annual report 2014            191

OTHER INFORMATION

Information for shareholders continued

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

There were no material modifications to the rights of shareholders under the Articles during 2014.

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

192             Smith & Nephew Annual report 2014

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

Amendments

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

Smith & Nephew Annual report 2014            193

OTHER INFORMATION

Cross Reference to Form 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	174–175
	B – Capitalization and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	171–173
Item 4	Information on the Company
	A – History and Development of the Company	170
	B – Business Overview	3–4, 8–15, 18–39, 118–121, 171–173, 180–183
	C – Organizational Structure	10–11, 133–134, 164–165
	D – Property, Plant and equipment	128–129, 170, 172
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	8–15, 26, 30, 34–36, 111, 113, 115, 180–183
	B – Liquidity and Capital Resources	115, 136–140, 155
	C – Research and Development, patents and licences, etc.	14, 21–22
	D – Trend information	18–20, 104, 171–173
	E – Off Balance Sheet Arrangements	170
	F – Tabular Disclosure of Contractual Obligations	179–180
	G – Safe Harbor	199
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	54–59, 63
	B – Compensation	81–102
	C – Board Practices	54–59, 62–80
	D – Employees	10–11, 25, 121
	E – Share Ownership	90, 159–162
Item 7	Major shareholders and Related Party Transactions
	A – Major shareholders	189
	– Host Country shareholders	189
	B – Related Party Transactions	163, 170
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	103–165
	– Legal Proceedings	145–147
	– Dividends	187
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	188–189
	B – Plan of Distribution	n/a
	C – Markets	189
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

194              Smith & Nephew Annual report 2014

Page
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	192–193
	C – Material Contracts	115, 156–157
	D – Exchange Controls	190
	E – Taxation	190–191
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	199
	I – Subsidiary Information	164–165
Item 11	Quantitative and Qualitative Disclosure about Market Risk	140–144, 171–173
Item 12	Description of Securities Other than Equity Securities
	A – Debt securities	n/a
	B – Warrants and rights	n/a
	C – Other securities	n/a
	D – American Depository shares	185–186
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	75 – 80, 105
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	75
Item 16B	Code of Ethics	80
Item 16C	Principal Accountant Fees and Services	78–79, 123
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	154, 190
Item 16F	Change in Registrant’s Certifying Accountant	78
Item 16G	Corporate Governance	60, 82
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	103–165
Item 19	Exhibits

Smith & Nephew Annual report 2014            195

OTHER INFORMATION

Glossary of terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.
ADR	In the US, the Company’s ordinary shares are traded in the form of ADSs evidenced by American Depository Receipts (‘ADRs’).
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (‘ADSs’).
Advanced Surgical Devices	A product group comprising products for orthopaedic replacement and reconstruction, endoscopy devices and trauma devices. Products for orthopaedic replacement include systems for knees, hips, and shoulders. Endoscopy devices comprise of support products for orthopaedic surgery such as computer assisted surgery and minimally invasive surgery techniques using specialised viewing and access devices, surgical instruments and powered equipment. Orthopaedics trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames.
Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.
AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
ASD	Advanced Surgical Devices division.
AWM	Advanced Wound Management division.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
EBITA	Earnings before interest, tax and amortisation.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Emerging markets	Emerging markets include Greater China, India, Brazil and Russia.
EPSA	EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
ERP	Enterprise Resource Planning: a software system which integrates internal and external management information, facilitating the flow of information across an organisation.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
GMP	Good manufacturing practice or ‘GMP’ is the guidance that outlines the aspects of production and testing that can impact the quality of a product.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.

196              Smith & Nephew Annual report 2014

Term	Meaning
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
International markets	International Markets include Middle East, North Africa, Southern Africa, Latin America, ASEAN, South Korea and Eastern Europe.
LSE	London Stock Exchange.
Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in certain patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NYSE	New York Stock Exchange.
Orthobiologics products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.
Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer-assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products include joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.
OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.
Parent Company	Smith & Nephew plc.
Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Repair	A product group within ASD comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.
Resection	Products that cut or ablate tissue within ASD comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.
SEC	US Securities and Exchange Commission
Trading results	Trading profit, trading profit margin and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and significant uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively
UK	United Kingdom of Great Britain and Northern Ireland.
UK GAAP	Accounting principles generally accepted in the United Kingdom.
Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
US	United States of America.
US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.
US GAAP	Accounting principles generally accepted in the United States of America.
Visualisation	Products within ASD comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.
Wound bed	An area of healthy dermal and epidermal tissue of a wound.

Smith & Nephew Annual report 2014            197

OTHER INFORMATION

Index

2013 Financial highlights	180
2014 Financial highlights	4
Accounting Policies	117
Accounts Presentation	199
Acquisitions	156
Acquisition related costs	123
Advanced Surgical Devices – Business segment review	26
Advanced Wound Management – Business segment review	30
American Depository Shares	185
Articles of Association	192
Audit fees	123
Board	54
Business overview	12
Business segment information	26
Cash and borrowings	136
Chairman’s statement	5
Chief Executive Officer’s review	6
Company Balance Sheet	166
Company Notes to the Accounts	167
Contingencies	146
Contractual obligations	179
Corporate Governance Statement	62
Critical accounting policies	104
Cross Reference to Form 20-F	194
Currency fluctuations	172
Currency translation	117
Deferred taxation	126
Directors’ Remuneration Report	81
Directors’ responsibilities for the accounts	103
Directors’ responsibility statement	103
Dividends	154, 187
Earnings per share	127
Employees/People	25, 121
Employees’ Share Trust	154
Ethics and compliance	22
Executive officers	58
Factors affecting results of operations	173
Financial instruments	140
Financial position, liquidity and capital resources	115
Glossary of terms	196
Goodwill	130
Group Balance Sheet	112
Group Cash Flow Statement	114
Group history	170, 200
Group Income Statement	110
Group Notes to the Accounts	117
Group overview	12

Group Statement of Changes in Equity	116
Group Statement of Comprehensive Income	110
Independent Auditor’s Reports	105
Information for shareholders	184
Intangible assets	131
Intellectual property	22
Interest	124
Inventories	134
Investments	133
Investment in associates	133
Key Performance Indicators	14
Leases	140, 158
Legal and other	123
Legal proceedings	146
Manufacturing	23
Marketplace	18
Medical education	24
New accounting standards	117
Off-Balance Sheet arrangements	170
Operating profit	122
Other finance (costs)/income	124
Outlook and trend information	17, 18
Parent Company accounts	166
Payables	136
People/Employees	25
Principal subsidiary undertakings	164
Provisions	145
Property, plant and equipment	128
Receivables	135
Regulation	18, 22, 29, 33
Related party transactions	163
Research and development	21
Restructuring and rationalisation expenses	123
Retirement benefit obligation	147
Risk factors	171
Risk management	36, 79
Sales and marketing	24
Selected financial data	174
Share based payments	159
Share capital	189
Shareholder return	91
Strategy	13
Sustainability	40
Taxation	124
Taxation information for shareholders	190
Treasury shares	154

198              Smith & Nephew Annual report 2014

About Smith & Nephew

The Smith & Nephew Group (the ‘Group’) is a global medical devices business operating in the markets for advanced surgical devices comprising orthopaedic reconstruction, trauma and sports medicine and advanced wound management, with revenue of approximately $4.6 billion in 2014. Smith & Nephew plc (the ‘Company’) is the parent company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (‘ADSs’).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2014. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (‘SEC’).

Smith & Nephew operates on a worldwide basis and has distribution channels in over 100 countries. In the more established countries by revenue, the Group’s business operations are organised by divisions. In the majority of the remaining markets, operations are managed by country managers who are responsible for sales and distribution of the Group’s entire product range. These comprise the Emerging Markets & International Markets.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not and should not be regarded as being part of, or incorporated into, this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 196 to 197. The product names referred to in this document are identified by use of capital letters and the à symbol (on first occurence) and are trademarks owned by or licensed to members of the Group.

Presentation

The Group’s fiscal year end is 31 December. References to a particular year in this Annual Report are to the fiscal year, unless otherwise indicated. Except as the context otherwise requires, ‘Ordinary Share’ or ‘share’ refer to the ordinary shares of Smith & Nephew plc of 20 US cents each.

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 23 February 2015, the Bank of England rate was US$1.5449 per £1.

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

Special note regarding forward-looking statements

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (‘SEC’), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed under ‘Outlook’, ‘Global Outlook’ and ‘Strategic performance’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology. Specific risks faced by the Group are described under ‘Risk factors’ on pages 171 to 173 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

Division data

Division data and division share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

Documents on display

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC ’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC -0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report and some of the other information submitted by the Group to the SEC may be accessed through the SEC website.

Smith & Nephew Annual report 2014            199

Smith & Nephew heritage

Pioneering healthcare for over 150 years

1856

Smith & Nephew established

Thomas James Smith, a wholesale pharmacist opens chemist shop in Hull, UK.

1870s

TJ Smith travels to Norway seeking improved cod liver oil, which becomes popular in the UK and by 1880, had even been shipped to Cairo.

1896

Horatio Nelson Smith enters into a partnership with his uncle forming TJ Smith & Nephew.

1914

Days after the outbreak of WWI, Smith & Nephew receives a £350,000 order to provide surgical and field dressing supplies to the French army within 5 months. During WWI, staff grows from 50 to 1200.

First Field Dressing.

1937

Smith & Nephew is listed on the London Stock Exchange.

1977

OPSITE dressing, the first moist wound healing product is introduced.

200 **Smith & Nephew** Annual report 2014

1986
Acquisition of leading orthopeadics business Richards Medical Company.

IV3000
1-HAND

1989
The first transparent film dressing, IV3000, specially designed for use on IV sites, is launched.

2001
Oxinium, a new material that improves performance and increases the service life of total joint replacement systems, first introduced.

2011
PICO, the first pocket-sized, single-use system, revolutionises the negative pressure wound therapy market.

2012
ALLEVYN Life, designed using pioneering research to identify the physical and emotional needs of patients living with wounds, launched.

2014
New business Syncera launches, giving customers access to our advanced products through a different economic model.

2014
Smith & Nephew is the first medtech multinational to develop a dedicated business for economic mid-tier patients in the emerging markets.

The inks used are renewable, biodegradable and emit fewer Volatile Organic Compounds (VOCs) than mineral-oil inks. They are based on high levels of renewable raw materials such as vegetable oils and naturally occurring resin. The inks do not contain any toxic heavy metals and therefore, do not pose a problem if placed in landfill.

Designed by Radley Yeldar.
Printed by RR Donnelley 472599.

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C001785

Smith & Nephew plc

15 Adam Street

London WC2N 6LA

United Kingdom

T +44 (0) 20 7401 7646

F +44 (0) 20 7960 2356

www.smith-nephew.com

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc (Registrant)

By:	/s/ Susan Swabey
Susan Swabey Company Secretary

London, England

March 5, 2015

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

2		Smith & Nephew plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of Smith & Nephew plc’s total assets (on a consolidated basis) is authorized to be issued. Smith & Nephew plc hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

4	(a) (i)	Material contract: Agreement and Appendices dated 3 February 2014 by and among Smith & Nephew plc, Barclays Bank Plc, The Financial Institutions in Schedule 1, Barclays Bank Plc and J.P. Morgan Chase Bank, N.A. and J.P. Morgan Europe Limited.	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(ii)	Material contract: Agreement and Plan Merger dated 2 February 2014 by and among Arthrocare Corporation Smith & Nephew, Inc. and Smith & Nephew plc.	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(iii)	Material contract: Agreement and Appendices dated 24 March 2014 by and among Smith & Nephew plc, Barclays Bank Plc; J.P. Morgan Limited; Bank Of America Merrill Lynch International Limited; Bank Of China Limited, London Branch; The Bank Of Tokyo-Mitsubishi Ufj, Ltd.; HSBC Bank Plc; Mizuho Bank, Ltd.; National Australia Bank Limited; The Royal Bank Of Scotland Plc; Societe Generale; Sumitomo Mitsui Banking Corporation; Wells Fargo Bank International and Deutsche Bank Ag, London Branch		X

	(iv)	Material contract: Agreement and Appendices dated 19 November 2014 by and among Smith & Nephew plc and the purchasers listed in Schedule A.		X

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iv)	Side Letter to the Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(v)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vii)	Letter of Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (viii)	Letter of Appointment of Ajay Piramal	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(ix)	Letter of Re-Appointment of Rolf Stomberg	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(x)	Letter of Re-Appointment of Richard De Schutter	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xi)	Letter of Re-Appointment of Pamela Kirby	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xiii)	Letter of Re-Appointment of Joseph Papa	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xiv)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xv)	Letter of Appointment of Vinita Bali		X

	(xvi)	Letter of Appointment of Erik Engstrom		X

	(xvii)	Letter of Re-Appointment of Brian Larcombe		X

	(xviii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL		X

	(xix)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xx)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xxi)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xxii)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxiii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xxiv)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxv)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xxvi)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxvii)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxviii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xxix)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxx)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxxi)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (xxxii)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

	(xxxiii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxxiv)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

	(xxxv)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxxvi)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxxvii)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 333-168544 filed on August 5, 2010 (File No. 1-14978)

	(xxxviii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(xxxix)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Julie Brown filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Olivier Bohuon and Julie Brown furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of Independent Registered Public Accounting Firm		X