Form 20-F
period 2015-12-31
SMITH & NEPHEW PLC
filed 2016-03-04
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 915,447,263 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

smith&nephew
ANNUAL REPORT 2015

Better outcomes

Supporting healthcare professionals for over 150 years

smith&nephew

SMITH & NEPHEW ANNUAL REPORT 2015				www.smith-nephew.com
OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS

Smith & Nephew supports healthcare professionals in more than 100 countries in their daily efforts to improve the lives of their patients.

We do this by taking a pioneering approach to the design of our advanced medical products and services, by securing wider access to our diverse technologies for more customers globally, and by enabling better outcomes for patients and healthcare systems.

Front cover image:

The ACCU-PASS¯ DIRECT was designed with size in mind, allowing surgeons to suture through the smallest tissues. To keep the operative site in focus, our Arthroscopes and VideoArthrocopes utilise wide-angle lens technology for optimal depth of field.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	1

What’s in this report

CHAIRMAN’S STATEMENT	2	CHIEF EXECUTIVE OFFICER’S REVIEW	4	CHIEF FINANCIAL OFFICER’S REVIEW	6

OUR GLOBAL BUSINESS ON PAGE 8	OUR BUSINESS MODEL CREATES VALUE ON PAGE 10

Strategic report includes pages 2-49
OVERVIEW		OUR PERFORMANCE		OUR FINANCIALS AND
2	Chairman’s statement	16	Our products	OTHER INFORMATION
3 4 6	Financial highlights Chief Executive Officer’s review Chief Financial Officer’s review	28 36 38 40 42	Our resources Our people* Sustainability* Financial review Principal risks	104	Directors’ responsibilities for the accounts*
				105	Independent auditor’s US report
				106	Independent auditor’s UK report
				111	Critical accounting policies
				112	Group accounts
				119	Notes to the Group accounts
OUR BUSINESS		GOVERNANCE		167	Company accounts
8	Our global business	50	Our Board of Directors*	168	Notes to the Company accounts
10	Our business model	54	Our Leadership Team*	175	Other financial information
12	Our KPIs	68	Corporate Governance Statement*	185	Information for shareholders
14	Our global market	72	Audit Committee Report*
		78	Directors’ Remuneration Report		FULL FINANCIAL STATEMENTS CONTENTS ON PAGE 103
*	These sections and pages 49, 113, 115, 117 and 171 to 194 form the Director’s Report.

2	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
CHAIRMAN’S STATEMENT

A strong performance, demonstrating our

actions are translating into positive outcomes

Dear Shareholder,

I am delighted to present Smith & Nephew’s 2015 Annual Report. During the year the Group made good financial and strategic progress. The increase in underlying revenue growth, trading profit margin and adjusted earnings year-on-year reflect management’s actions to improve both our commercial performance and operational efficiency.

Revenue was $4.6 billion, up 4% on an underlying basis before adjusting for currency and the benefits from acquisitions. Trading profit was $1.1 billion. The trading profit margin was 23.7%, up 80bps on the previous year. Adjusted earnings per share were 85.1¢, up 2%.

The Board is proposing a final dividend for the year of 19.0¢ per share, giving a total dividend distribution for 2015 of 30.8¢, up 4% year-on-year and slightly ahead of earnings growth, reflecting our confidence in the business.

Strategy

We have continued to pursue the same strategy as in previous years, building a strong position in Established Markets, focusing on Emerging Markets, innovating for value, simplifying and improving our operating model and supplementing organic growth with acquisitions. The Board’s oversight ensures that management remains focused on these strategic priorities and that investments are made in line with these objectives

In 2015, the Board has continued our programme of understanding the business more deeply. We scheduled a number of sessions at the Board meetings held in 2015 looking at different aspects of our business, including reviews of our European business with a focus on Iberia, our Emerging Markets business with a focus on China, and the development of products for the mid-tier. Our Board site visit to Durban, South Africa gave us insights into one of our oldest and fastest growing overseas businesses.

Our annual Strategy Review in September included presentations and discussions on a wide range of different areas of our business. This meeting underpins our confidence in management’s strategic priorities and future progress.

Members of the Board also attend significant management meetings. For instance, during 2015, I attended the Managing Director’s meeting and Robin Freestone attended the CEO led meeting for top talent. We also attend investor presentations.

Corporate governance

As a Board, we feel strongly that good corporate governance lies at the heart of a well-run Company. Openness and transparency, accountability and responsibility should run through everything that we do, both as a Board and throughout the business as a whole. The Board and I aim to set the tone at the top which pervades throughout the organisation.

Later in this report, as well as the standard corporate governance disclosures we are required to make, you will find reports from Ian Barlow, Michael Friedman, myself and Joseph Papa, the Chairmen of our Board Committees on the activities of these committees throughout the year (pages 68 to 79). These reports explain where we focused our work in 2015 and our plans for 2016.

Risk management and

the Viability Statement

During 2015, we spent time considering what work would need to be done to make us feel comfortable in making the new Viability Statement. Both the Board and the Audit Committee received papers from the Group Risk Officer during the year and we discussed risk in depth at our Annual Strategy Meeting in September.

Smith & Nephew’s transformation is delivering stronger growth.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	3

FINANCIAL HIGHLIGHTS

Board succession planning

We continued the work we started in 2014 in refreshing the Board following the retirement of some longer-serving directors. Vinita Bali joined the Board at the end of 2014. She was followed by Erik Engstrom in January 2015 and Robin Freestone in September 2015. After the changes to Board composition made over the past two years, we are confident that we now have a Board with the appropriate balance of skills, experience and diversity to lead Smith & Nephew through the next stage of our history.

Olivier Bohuon

In February we announced that our Chief Executive Officer, Olivier Bohuon, had been diagnosed with a highly treatable form of cancer. Olivier will remain Chief Executive Officer and be actively involved in running the Company through much of his treatment period, which is expected to be completed by late autumn. The Board has approved provisional governance procedures to ensure the effective operation of Smith & Nephew during the treatment period, and I will provide executive oversight if required.

Sir John Buchanan

It is with great sadness that we learnt of the passing of our former Chairman of the Board, Sir John Buchanan, during the year. Sir John was a wise, distinguished and respected colleague who served Smith & Nephew and many other companies with great distinction. His legacy of integrity, strong values and high standards will live on here at Smith & Nephew.

Thank you for placing your trust in us as a Board by holding shares in Smith & Nephew. The Board takes our responsibilities very seriously and look forward to continuing to govern the Company in 2016 and returning good results for you, our shareholders.

Yours sincerely,

Roberto Quarta

Chairman

REVENUE1

$4,634m

+4%

TRADING PROFIT1,2

$1,099m

+5%

DIVIDEND PER SHARE

30.8¢

+4%

OPERATING PROFIT

$628m

-16%

ADJUSTED EARNINGS PER SHARE

EPSA2

85.1¢

+2%

EARNINGS PER SHARE

EPS

45.9¢

-18%

CASH CONVERSION

85%

+15%

R&D EXPENDITURE AS A

PERCENTAGE OF REVENUE

5%

OUR PERFORMANCE ON PAGES 12 TO 13

DETAIL OF NON-GAAP MEASURES ON PAGES 177 TO 178

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	These are non-GAAP financial measures. Explanations of these non-GAAP financial measures are provided on pages 177 to 178.

4	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
CHIEF EXECUTIVE OFFICER’S REVIEW

2015 was a good year

These strong results demonstrate the anticipated positive effects of our actions coming through across the Group. Where we have invested to improve existing businesses we are beginning to reap the benefits.

Dear Shareholder,

Smith & Nephew delivered an improved performance in 2015 through focused innovation, better commercial execution and greater efficiency. We began to reap the benefits of our investments and operational improvements across the Group as we continued to deliver against our strategic priorities.

A stronger commercial performance

Geographically, we drove growth in all of our regions in 2015. In our Established Markets we delivered 5% growth in the United States, our largest market, a significant improvement on the previous year. We successfully stabilised our European business which delivered a better outturn year-on-year, and our Australia, New Zealand and Japan region delivered good growth, led by the Advanced Wound Management businesses.

In the Emerging Markets we delivered 11% revenue growth in 2015 despite the slow-down in China. Whilst we expect growth in China to remain below previous levels in the near term, it remains a very attractive market and we are committed to building our business here. We continued to successfully deliver strong revenue growth across the rest of the Emerging Markets.

Global franchise highlights in 2015 included the performance of Sports Medicine, which was strengthened by the ArthroCare acquisition. The Advanced Wound Management businesses delivered a significantly better outcome following new management initiatives. Orthopaedic Reconstruction grew ahead of the market driven by our Knee Implant franchise.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	5

We are further strengthening our commercial platform by aligning under a newly created role of Chief Commercial Officer tasked with driving commercial excellence across the organisation globally. We are also bringing all of our US Orthopaedic Reconstruction, Sports Medicine, Trauma and Advanced Wound Management businesses under one leader, completing the roll-out of our ‘single managing director’ model globally.

Focused on innovation

We continue to innovate for value. Through our Research and Development (‘R&D’) strategy we deliver pioneering products and services, and drive innovation across the markets we serve. In 2015, we reiterated our commitment to innovation by announcing a single global R&D organisation, to be led by a new President of Global R&D, reporting to me.

We launched many new products in 2015 and made good progress with our innovative business models, including Syncera¯, our value solution for orthopaedic reconstruction. We have a strong new product line-up for this year. With increased focus on R&D we will apply more resource to the development of disruptive products and services that increasingly define Smith & Nephew and will help drive our success in the future.

Successful acquisition track record

Smith & Nephew has established a successful acquisition track record in recent years. With Healthpoint Biotherapeutics, acquired in 2012, our third year return on capital has exceeded our weighted average cost of capital, despite certain issues we had to address with regard to facilities acquired. ArthroCare, acquired in 2014, is performing in-line with our expectations and we are ahead of our plan to deliver $85 million of synergies by 2017.

In 2015, we continued to invest in acquisitions that provide opportunities to supplement our organic growth, strengthening our technology and product portfolios and our Emerging Markets business. Blue Belt Technologies, announced in October 2015, has given us a leading position in the fast-growing area of robotics-assisted orthopaedic surgery. In Russia we acquired a trauma and orthopaedics distribution business that includes mid-tier manufacturing. In Colombia, one of the largest economies in Latin America, we acquired our distributor for orthopaedic reconstruction, trauma and sports medicine products.

Proud of our heritage

Smith & Nephew is 160 years old. From our roots in Hull, UK, we have become a global business that is proud to support healthcare professionals in their daily efforts to improve their patients’ lives in more than 100 countries.

Our longevity is due in large part to the excellence of our employees. As I visit our sites and meet our teams I am constantly impressed by their integrity and dedication to our core values of innovation, trust and performance. I thank them all for their work. I know we were all proud when our commitments to act sustainably and responsibly were again recognised by the FTSE4Good and Dow Jones Sustainability indices.

Excited by our prospects

Whilst we are pleased with our progress in 2015, it was just one step on our journey. I am confident that we will continue to build an ever more successful company, a medical device company that is truly like no other.

Yours sincerely,

Olivier Bohuon

Chief Executive Officer

OUR PERFORMANCE ON PAGES 12 TO 13

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
2	This is a non-GAAP financial measure. Explanations of non-GAAP financial measures are provided on pages 177 to 178.

6	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
CHIEF FINANCIAL OFFICER’S REVIEW

Re-invigorating Smith & Nephew Striving to achieve ever greater efficiencies is an important element of Smith & Nephew’s strategy. It liberates resources for investment, and benefits our margin.

Dear Shareholder,

Group revenue in 2015 was $4,634 million (2014 – $4,617 million), an increase of 4% on an underlying basis and flat on a reported basis. Foreign exchange movements reduced revenue by 8% partially offset by acquisitions, which added 4% to the reported growth rate.

Revenue growth was 5% in the US, 1% across our Other Established Markets and 11% in the Emerging Markets.

Trading profit was $1,099 million (2014 – $1,055 million). The trading profit margin was 23.7% (2014 – 22.9%), up 80bps, reflecting the benefits from the Group Optimisation programme and synergies from the ArthroCare acquisition.

Reported operating profit of $628 million (2014 – $749 million) is after integration and acquisition costs, as well as restructuring and rationalisation costs, amortisation and impairment of acquired intangibles and legal and other items incurred in the full year. The 2015 operating profit was lowered by a $203 million accounting charge relating to a legal settlement and provision explained below.

The tax rate for the full year is 26.8% on trading results (2014 – 27.7%), a 90bps reduction year-on-year. We expect the tax rate on trading results to be 26.5% or slightly lower for 2016, barring any changes to tax legislation.

Adjusted earnings per share was 85.1¢ (170.2¢ per American Depositary Share (‘ADS’)) compared to 83.2¢ last year, up 2%, which would have been up 9% at constant exchange rates. Basic earnings per share was 45.9¢ (91.8¢ per ADS) (2014 – 56.1¢), primarily in recognition of the metal-on-metal accounting charge.

Trading cash flow was $936 million in the year. The trading profit to cash conversion ratio was 85% (2014 – 74%), a year-on-year improvement in working capital management.

Net debt was $1,361 million, down from $1,613 million at the end of Q4 2014. This represents a reported net debt/EBITDA ratio of 1.0x. The Blue Belt acquisition was completed after the year end for $279 million.

1  The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

2  These are non-GAAP financial measures. Explanations of these non-GAAP financial measures are provided on pages 177 to 178.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	7

Legal settlement and provision

During the fourth quarter of 2015, Smith & Nephew settled the majority of US metal-on-metal hip claims, without admitting liability with the net cash cost after insurance recoveries being $25 million. These claims principally related to Smith & Nephew’s portfolio of modular metal-on-metal hip products (such as the R3 metal liner), which are no longer on the market.

We have taken an accounting charge of $203 million to cover both this net cost and also the present value of the estimated costs to resolve all other known and anticipated claims over the coming years. This amount does not include associated legal fees or any possible insurance recovery on these other claims as such recoveries cannot be recognised for accounting purposes until virtually certain. The Group carries considerable product liability insurance and we will continue to defend claims vigorously. The estimate is based on an actuarial model with assumptions relating to the number of claims and outcomes, and is subject to revision as circumstances evolve.

Capital returns

The efficient use of capital on behalf of shareholders is important to Smith & Nephew. The Board believes in maintaining an efficient, but prudent, capital structure, while retaining the flexibility to make value enhancing acquisitions. This approach is set out in our Capital Allocation Framework which we used to prioritise the use of cash and ensure an appropriate capital structure.

Our commitment, in order of priority, is to:

Enhancing Group efficiency

We continue to simplify and improve our operating model, becoming more efficient in 2015. Our programme to realise more than $120 million of annual savings is progressing ahead of plan, and had delivered $100 million of annualised benefits at year end. The suspension of the Medical Device Excise Tax will present us with opportunities to accelerate investment in our quality and regulatory systems and health economics teams, particularly in support of the US market.

Acquisitions

We completed the acquisition of ArthroCare on 29 May 2014, further strengthening our Sports Medicine franchises. This business is performing in-line with our expectations. We are ahead of our plan to deliver $85 million of synergies by 2017 and have achieved almost all our targeted cost savings. Revenue synergies will continue to be delivered over the coming years.

Just after the year end, on 4 January 2016, we acquired Blue Belt Technologies for $279 million, giving us a leading position in the fast-growing area of orthopaedic robotics-assisted surgery. We expect strong revenue growth from Blue Belt Technologies. Investment in the combined R&D programmes and supportive clinical evidence will dilute Group trading profit margin by around 60bps in 2016, with the BlueBelt Technologies business becoming profitable in 2018.

Outlook

In 2016, we expect to deliver continued good underlying revenue growth as we benefit from our investments in existing businesses, acquisitions and pioneering technologies.

We would have expected our trading profit margin to reach or exceed 24% in 2016, including the 60bps dilution from investing in the Blue Belt Technologies product pipeline. However, our margin will be reduced by a significant –120bps transactional currency headwind based on current exchange rates, as highlighted in our Q3 results.

We have a clear strategy that is re-invigorating Smith & Nephew and I am confident that we will continue to execute successfully in 2016 and beyond.

Yours sincerely,

Julie Brown

Chief Financial Officer

1. continue to invest in the business

    to drive organic growth;

2. maintain our progressive

    dividend policy;

3. realise acquisitions in-line with

    strategy; and

4. return any excess capital to

    shareholders.

This is underpinned by maintaining leverage ratios commensurate with solid investment grade credit metrics.

8	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR GLOBAL BUSINESS

Smith & Nephew is a leading global

medical technology business

We continue to invest in acquisitions that provide opportunities to supplement organic growth, strengthen our technology and product portfolios and further establish our business in the Emerging Markets.

TECHNOLOGY ACQUISITION	COLOMBIA ACQUISITION	RUSSIA ACQUISITION

Acquisition of Blue Belt Technologies, securing a leading position in the fast-growing area of orthopaedic robotics-assisted surgery.	Acquisition of EuroCiencia Colombia, Smith & Nephew’s sole distributor for orthopaedic reconstruction, trauma and sports medicine products in Colombia since 2006.	Acquisition of the trauma and orthopaedics business of DeOst LLC and DC LLC, a manufacturing company in the DeOst Group which has distributed Smith & Nephew’s products in Russia since 2009.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	9

Products from our nine franchises are used by healthcare professionals in more than 100 countries.

We manage our business through global functions and regional selling businesses, meeting the distinct needs of both our Established and Emerging Markets.

REVENUE

KNEE IMPLANTS
$883m
HIP IMPLANTS
$604m
SPORTS MEDICINE JOINT REPAIR
$606m
ARTHROSCOPIC ENABLING TECHNOLOGIES
$573m
TRAUMA & EXTREMITIES
$497m
OTHER SURGICAL BUSINESSES
$205m
ADVANCED WOUND CARE
$755m
ADVANCED WOUND DEVICES
$167m
ADVANCED WOUND BIOACTIVES
$344m

SEE MORE ABOUT THE PRODUCTS WE TAKE TO MARKET ON PAGE 16

UNITED STATES

The United States is the Group’s largest market. Due to its commercial importance to the Group its revenue is reported separately. The United States is also home to a number of manufacturing facilities.

REVENUE	EMPLOYEES

$2,217m	5,868

OTHER ESTABLISHED MARKETS

Other Established Markets comprise commercial operations in Australia, Canada, Europe, Japan and New Zealand, which accounted for 37% of Group revenue in 2015. We have manufacturing facilities in Canada and Europe.

REVENUE	EMPLOYEES
$1,702m	4,706

EMERGING MARKETS

Emerging Markets includes our commercial businesses in China, Asia, India, Russia, Middle East, Africa and Latin America. These generated 15% of Group revenue in 2015. We have manufacturing facilities in China, India and Russia.

REVENUE	EMPLOYEES

$715m	5,070

SEE MORE ABOUT OUR GEOGRAPHIC MARKET AREAS ON PAGE 40

10	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR BUSINESS MODEL

We support healthcare professionals in their

daily efforts to improve the lives of their patients

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	11

12	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR KPIS

How we performed

BUILD A STRONG POSITION		FOCUS ON EMERGING MARKETS
IN ESTABLISHED MARKETS

Established Markets for Smith & Nephew are Australia, Canada, Europe, Japan, New Zealand and the US.

Geographically, we delivered 5% growth in the United States, our largest market, a significant improvement on the previous year. We successfully stabilised our European business, which delivered a better outcome year-on-year, and our Australia, New Zealand and Japan region delivered good growth, led by the Advanced Wound Management businesses.

Global franchise highlights included good performances from Sports Medicine, strengthened by the ArthroCare acquisition; the Advanced Wound Management businesses, following new management initiatives; and Orthopaedic Reconstruction, which grew ahead of the market driven by our Knee Implant franchise.

We are further strengthening our commercial platform by aligning under a newly created role of Chief Commercial Officer, tasked with driving commercial excellence across the organisation. We are also bringing all of our US Orthopaedic Reconstruction, Sports Medicine, Trauma and Advanced Wound Management franchises under one leader, completing the roll-out of our single managing director model globally.

Our Emerging Markets represent those outside of the Established Markets, including the BRIC group of Brazil, Russia, India and China. These countries now represent 15% of Smith & Nephew’s revenue, up from 8% in 2010, reflecting our continuing effort to rebalance our business and build share in higher growth markets. The overall percentage of Group revenue in 2015 compared to 2014 has been impacted by the strengthening of the US dollar.

In the Emerging Markets we delivered 11% revenue growth in 2015 despite the significant slow-down in China. Whilst we expect growth in China to remain below previous levels in the near-term, it remains a very attractive market and we are committed to building our business there.

We continued to deliver strong revenue growth across the rest of the Emerging Markets, led by South Africa, India and the Middle East. Excluding China, Emerging Markets growth would have been in-line with the trend of the last five years.

We enhanced our commercial footprint and product portfolio. In Russia we acquired a trauma and orthopaedics distribution business that includes mid-tier manufacturing. In Colombia, one of the largest economies in Latin America, we acquired our distributor for orthopaedic reconstruction, trauma and sports medicine products.

REVENUE FROM ESTABLISHED MARKETS[1]		REVENUE FROM EMERGING & INTERNATIONAL MARKETS[1]
$3,919m	+3%	$715m	+11%

AS A PERCENTAGE OF GROUP REVENUE
15%

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	13

INNOVATE FOR VALUE	SIMPLIFY AND IMPROVE	SUPPLEMENT ORGANIC
	OUR OPERATING MODEL	GROWTH WITH ACQUISITIONS

We continued to innovate for value in 2015. Through our Research and Development (‘R&D’) strategy we deliver pioneering products and services, and drive innovation across the markets we serve. Products such as the JOURNEY¯ II Total Knee System and our VERILAST¯ bearing surface provide our customers with unique features and successfully differentiate Smith & Nephew.

We launched many new products in 2015 and have a strong new product line-up for 2016 as the result of our internal programmes and recent acquisitions. We also made good progress with our innovative business models, including Syncera, our value solution for orthopaedic reconstruction. This completed its US pilot, and we now have a number of trained and fully operational customer sites. We are encouraged by the reception from healthcare providers.

The total investment in R&D in the year was reduced when we stopped the phase 3 programme for HP802-247 (announced 2014).

In 2015, we reiterated our commitment to innovation by announcing a single global R&D organisation to be led by a new President of Global R&D. With increased focus on R&D we will apply more resource to the development of disruptive products and services that increasingly define Smith & Nephew and will help drive our success in the future.

During 2014, we launched a Group Optimisation programme to target $120 million of efficiencies. We identified four main areas of activity:

1)  Examining our supporting functions such as Finance, HR, IT and Legal to ensure that we are operating most effectively to support business growth.

2)  Driving procurement savings to get the most value from the money we spend.

3)  Optimising our footprint to ensure it matches our strategy and future aspirations.

4)  Further simplifying our operating model, including aligning our management structure so that we can make decisions more quickly and effectively.

We have made significant progress delivering this programme, and at the end of 2015 were ahead of plan, having realised $100 million of annualised benefits.

We continue to look at opportunities to improve efficiency, creating global commercial and R&D organisations and implementing our single managing director model in the US at the start of 2016. The suspension of the Medical Device Excise Tax will present us with opportunities to accelerate investment in our quality and regulatory systems and health economics teams, particularly in support of the US market.

Smith & Nephew has established a successful acquisition track record in recent years. Our two largest acquisitions are performing strongly. With Healthpoint Biotherapeutics, acquired in 2012 for $782 million, our third year return on capital has exceeded our plan and also our weighted average cost of capital, despite certain issues we had to address with regard to facilities acquired. ArthroCare, acquired in 2014 for $1.5 billion, is performing in-line with our expectations in-line with our expectations. We are ahead of our plan to deliver $85 million of synergies by 2017 and have achieved almost all our targeted cost savings.

In 2015, we continued to invest in acquisitions that provide opportunities to supplement our organic growth, strengthening our technology and product portfolios and our Emerging Markets business. Blue Belt Technologies announced in October 2015, has given us a leading position in the fast growing area of robotics-assisted orthopaedic surgery. Its NAVIO¯ surgical system provides robotics-assistance in partial knee replacement surgery and we intend to expand it into total knee, bi-cruciate retaining knee and revision knee implants, potentially delivering significant further upside.

We also completed the acquisition of the ZUK¯ partial knee system in the US market during the year. This has given us access to many new customers and is highly complementary to Blue Belt Technologies.

R&D EXPENDITURE[1]	TRADING PROFIT[1,2]	ACQUISITION PERFORMANCE
$222m	$1,099m +5%	Healthpoint
Third year return on capital exceeded our weighted average cost of capital.

AS A PERCENTAGE OF GROUP REVENUE	TRADING PROFIT MARGIN[2]
4.8%	23.7% +80bps

1 The underlying percentage increases/decreases are after adjusting for the effect of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

2 Explanations of these non-GAAP financial measures are provided on pages 177 to 178.

14	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR GLOBAL MARKET

Our marketplace is driven by longer-term trends

Ageing populations are placing greater burdens on healthcare systems as chronic diseases become more prevalent.

It is expected that by 2050, the number of people aged 60 or over will total 2 billion. However, although we are living longer, we are not necessarily as healthy. In 2014, the World Health Organisation (‘WHO’) estimated that more than 1.9 billion adults were overweight. Of these, over 600 million were classified as obese. Overweight and obesity are the major risk factors for diseases such as diabetes and musculoskeletal disorders.

Additionally, WHO estimates that by 2020, people aged 60 years and older around the world will outnumber children younger than five years. This changing dynamic will decrease the level of funds available for healthcare raised through taxes.

Therefore, governments and healthcare providers are under pressure to look for ways to reduce their overall healthcare expenditure, while at the same time maintaining the quality of care and treatment provided.

Customers

We market our products largely to healthcare providers.

In certain parts of the world, including the UK, much of Continental Europe, Canada and Japan, healthcare providers are often government organisations funded by tax revenues. In the US, our major customers are public and private hospitals, which receive revenue from private health insurance and government reimbursement programmes. Medicare is the major source of reimbursement in the US for knee and hip reconstruction procedures and for wound treatment regimes. In the Emerging Markets, demand is driven by self-pay patients.

New commercial purchasing models are being adopted by health systems as a solution to improving resource allocation. There is a shift towards ‘payment for performance’ schemes, where financial incentives are provided to healthcare administrators as well as surgeons to increase better health outcomes and reduce the overall cost of delivery. Healthcare providers are implementing incentives for reduced hospital stay or preventing readmissions.

However, product innovation remains of vital importance with increasing focus on products which simplify and increase the efficiency of procedures as well as robotics which increase precision and enhance procedure outcomes.

With this increased focus on health outcomes, governments are beginning to impose penalties on healthcare facilities holding them accountable for acute patient re-admissions or for infections acquired within the health system.

Pricing pressures also remain pertinent. In many cases, highly regulated markets employ various controls on pricing.

Pricing of products is largely influenced in most developed markets by governmental reimbursement programmes. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs are ongoing and include price regulation, excise taxes and competitive pricing. Governments and healthcare providers are increasingly requesting health economic data to justify the pricing of products and procedures or reimbursement requests. More collaboration between industry and data research institutions is emerging as a result.

Regulatory standards and compliance in the healthcare industry

Alongside healthcare provision and payment becoming more complex, the regulation of the medical device industry is also intensifying. Regulatory requirements are important in determining whether substances and materials can be developed into effective products in an environmentally sustainable way.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to the placement on market and that such authorisation or registration be subsequently maintained. The industry is focusing its resources on meeting the increased regulatory pressure around the world.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	15

The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (‘FDA’) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration.

In general, with the aforementioned industry trends, safety standards and regulations in the medical device industry are becoming more stringent. Regulatory agencies are intensifying audits of manufacturing facilities and the approval time for new products has lengthened. Legislation covering corruption and bribery such as the UK Bribery Act and the US Foreign Corrupt Practices Act also apply to all our global operations. We are committed to ensuring a high level of regulatory compliance and to doing business with integrity and we welcome the trend towards higher standards in the healthcare industry. We and other companies in the industry are subject to regular inspections and audits by regulatory agencies and notified bodies, and in some cases, remediation activities have required and will continue to require significant financial and resource investment. See ‘Legal proceedings’ on page 147.

Seasonality

Orthopaedic and sports medicine procedures tend to be higher in the winter months when accidents and sports related injuries are highest. Conversely, elective procedures tend to slow down in the summer months due to holidays. Due to the nature of our product range, there is little seasonal impact on our advanced wound management franchises.

Competitors

We compete against both local and multinational corporations in the global medical devices market, including some with greater financial, marketing and other resources. Our competitors vary across our franchises as illustrated in the market segment and leadership charts.

HIPS & KNEES

PRODUCT STREAMS	%

A ZIMMER BIOMET	34.9

B DEPUY SYNTHES[2]	20.8

C STRYKER	19.2

D OTHERS	12.8

E SMITH & NEPHEW	10.3

F MICROPORT	1.2

G EXACTECH	0.8

TRAUMA & EXTREMITIES

PRODUCT STREAMS	%

A DEPUY SYNTHES[2]	45.9

B STRYKER	24.7

C ZIMMER BIOMET	11.3

D SMITH & NEPHEW	9.1

E OTHERS	9.0

SPORTS MEDICINE1

PRODUCT STREAMS	%

A ARTHREX	30.4

B SMITH & NEPHEW	23.3

C DEPUY MITEK[2]	14.6

D OTHERS	12.9

E STRYKER	10.7

F LINVATEC	4.7

G ZIMMER BIOMET	3.4

ADVANCED WOUND MANAGEMENT

PRODUCT STREAMS	%

A OTHERS	37.0

B ACELITY	21.0

C SMITH & NEPHEW	18.0

D MOLNLYCKE	12.0

E CONVATEC	8.0

F COLOPLAST	4.0

Data: 2015 estimates generated by Smith & Nephew based on publicly available sources and internal analysis.

1	Representing access, resection and repair products.
2	A division of Johnson & Johnson.

16	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR PRODUCTS

The products we take to market

Smith & Nephew has nine global product franchises.					Knee implants

Smith & Nephew offers an innovative range of products for specialised knee replacement procedures. Knee replacement surgery involves replacing the worn, damaged or diseased portion of a knee with an artificial joint. It is a routine operation for knee pain most commonly caused by arthritis. Every year more than two million patients receive total, partial or revision knee replacements.

Smith & Nephew’s knee systems include the LEGION¯/GENESIS¯ II Total Knee System, a comprehensive system designed to allow surgeons to address a wide range of knee procedures from primary to revision and our JOURNEY II Family of Active Knees. JOURNEY II has been engineered to empower patients with a renewed active lifestyle by breaking through traditional knee replacement barriers and delivering function, motion and durability through PHYSIOLOGICAL MATCHINGTM.

These systems also feature VERILAST Technology, our advanced bearing surface. The LEGION Primary Knee with VERILAST Technology has been laboratory-tested to 30 years of simulated wear.

Our knee systems also utilise our VISIONAIRE¯ Patient-Matched Instrumentation. With VISIONAIRE Instrumentation, a patient’s MRI and X-rays are used to create customised cutting guides that allow the surgeon to achieve optimal mechanical axis alignment of the new implant. VISIONAIRE cutting guides also help to save time by reducing the number of procedural steps and instruments used in the operating room.

Our Knee Implant franchise delivered a strong performance in 2015. We grew revenue by 5% globally. In the US, our largest market, revenue growth of 6% was driven by our JOURNEY II Total Knee System and the benefits of a US marketing campaign for VERILAST Technology, featuring both hips and knees.

REVENUE BY PRODUCT

GLOBAL PRODUCT FRANCHISES				$4,634m
A KNEE IMPLANTS				$883m
B HIP IMPLANTS				$604m
C SPORTS MEDICINE JOINT REPAIR				$606m
D ARTHROSCOPIC ENABLING TECHNOLOGIES				$573m
E TRAUMA & EXTREMITIES				$497m
F OTHER SURGICAL BUSINESSES				$205m
G ADVANCED WOUND CARE				$755m
H ADVANCED WOUND DEVICES				$167m
I ADVANCED WOUND BIOACTIVES				$344m

		2015 $ million	2014 $ million	2013 $ million
A	KNEE IMPLANTS	883	873	865
B	HIP IMPLANTS	604	654	653
C	SPORTS MEDICINE JOINT REPAIR	606	576	496
D	ARTHROSCOPIC ENABLING TECHNOLOGIES	573	542	441
E	TRAUMA & EXTREMITIES	497	506	486
F	OTHER SURGICAL BUSINESSES	205	147	74
G	ADVANCED WOUND CARE	755	805	843
H	ADVANCED WOUND DEVICES	167	192	213
I	ADVANCED WOUND BIOACTIVES	344	322	280
	Total	4,634	4,617	4,351

1 The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	17

During 2015, we acquired the Zimmer® Unicompartmental High Flex Knee (‘ZUK’) system in the US market. ZUK is a clinically proven uni knee replacement introduced globally in 2004, and expands our access to the attractive area of partial knee joint reconstruction.

In early 2016 we completed the acquisition of Blue Belt Technologies, securing a leading position in the fast-growing area of orthopaedic robotics assisted surgery. Blue Belt Technologies’ Navio® surgical system provides robotics assistance in partial knee replacement surgery.

Increased value and efficiency to hospitals and ASCs
For Smith & Nephew, this acquisition is expected to create a strong combined partial knee portfolio from which to accelerate our growth in partial knee replacement surgery. We anticipate significant upside from a range of new product launches that will expand into indications beyond partial knees. These include a total knee system, due to launch in 2017, and revision knee and bi-cruciate retaining knee systems.

In August 2014 we announced Syncera, a disruptive orthopaedic supply chain model providing increased value and efficiency to hospitals and ambulatory surgery centres (‘ASC’) performing knee and hip replacement surgeries.

Syncera offers a different channel strategy providing attractive economics through clinically proven products and cutting-edge technology solutions within the primary reconstructive hip and knee marketplace. Its innovative business model brings value solutions to the operating room (‘OR’) with pioneering point-of-care technology that links and interfaces with the entire hospital or ASC supply chain systems. Recently acquired Syncera software platforms improve training time for OR staff and drive down cost in instrument sterilisation.

By using Syncera, a hospital performing 400 total hip and knee surgeries over a 3-year period, can realise estimated savings of $4 million.

Since launching our pilot in the United States, we have secured strong reference sites with hospital and surgeon advocates, now trained and fully operational with Syncera. These sites have purchased instruments and implant inventory and are using our software.

In August 2015 we had Syncera customers with potential to perform more than 3,000 annualised Syncera procedures. Our progress has also given us confidence to move forward with our plans outside of the US, with pilots launched in Europe in 2015.

ANTHEM GLOBAL KNEE

The unique design of the ANTHEM¯ Total Knee System creates a knee offering fit for all ethnicities. Based on both intraoperative measurements and the analysis of CT images from patients. ANTHEM utilises the ORTHOMATCH instrumentation platform, reduces weight, footprint and unnecessary cost without compromising on quality or clinical outcomes. Currently in limited market release, ANTHEM will provide an advanced and globally relevant knee implant that is accessible to all orthopaedic surgeons and patients in emerging markets.

18	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR PRODUCTS

The products we take to market continued

Hip implants

Smith & Nephew’s Hip Implant franchise offers a range of specialist products for reconstruction of the hip joint. This may be necessary due to conditions such as arthritis, causing persistent pain, and/or as a result of hip fracture. Every year more than two million patients undergo total, resurfacing and revision hip replacement procedures.

For Hip Implants, Smith & Nephew has developed a range of primary hip systems. Core systems include the ANTHOLOGY¯ Hip System, SYNERGY¯ Hip System, the SMF¯ Femoral Hip System, POLARSTEM¯ Femoral Hip System, the R3¯ Acetabular System and the POLARCUP¯ Dual Mobility Hip System. This diversity exemplifies our commitment to providing surgeons with implant and instrumentation options that meet the specific demands of their preferred surgical approach, most notably the direct anterior or posterolateral approach.

Smith & Nephew’s portfolio includes the REDAPT Revision Femoral System. The need to perform a revision can occur for a variety of reasons including infection, dislocation, or failure of the implants to achieve biologic fixation. REDAPT turns such complex hip revisions into efficient, reproducible surgeries, allowing surgeons to effectively recreate a patient’s unique functionality, while quickly and easily addressing issues such as poor bone quality.

In 2015, we announced our decision voluntarily to remove from the market certain smaller sizes of the BIRMINGHAM HIP¯ Resurfacing (‘BHR’) System. This was a decision we made based on our own post-market surveillance and clinical follow-up. Many thousands of patients have benefited from BHR over the years. It continues to demonstrate very good clinical performance in male patients under 65 years of age and remains an important option for surgeons treating these patients.

Our Hip Implants franchise revenue remained flat in 2015. Excluding the headwind from the changes to BHR, performance would have increased by 1%.

This year saw the launch of collared and valgus versions of our popular POLARSTEM Cementless Hip Stem System. These new stem options join the expanding POLARSTEM family of implants which has been in use clinically since 2002.

1	The underlying percentage increases/ decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	19

20	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR PRODUCTS

The products we take to market continued

The combination of Blue Belt Technologies with Smith & Nephew’s Knee Implant franchise has a powerful rationale. It reinforces our distinctive orthopaedic reconstruction strategy, which combines cutting edge innovation, disruptive business models and a strong Emerging Markets platform to drive outperformance.

Shaping the future of surgery with robotics

In 2015, we announced the acquisition of Blue Belt Technologies, securing a leading position in the fast-growing area of robotics-assisted surgery. Robotics is expected to become increasingly mainstream across orthopaedic reconstruction in the foreseeable future.

Blue Belt Technologies’ Navio® surgical system provides robotics-assistance in unicondylar or partial knee replacement surgery through a unique hand-held, robotic bone-shaping device. Navio brings a high degree of implant placement accuracy, combined with attractive economics and ease of use.

The acquisition will complement existing products and R&D programmes, creating a platform from which we can shape this exciting new area of surgery. It creates a strong combined partial knee portfolio from which to accelerate growth in the attractive area of partial knee replacement surgery, with further opportunities for a range of new products. A total knee variant is due to be launched in 2017, bringing Navio to surgeons performing total knee procedures and supporting Smith & Nephew products such as JOURNEY II. A revision knee version is in the pipeline to bring this technology to this highly complex and fast-growing area currently not served by robotics. A bi-cruciate retaining knee programme will support our existing development work in this potential major new market. Bi-cruciate knee implants are technically demanding, and we expect they will offer patients more natural motion and greater stability by preserving the anterior and posterior cruciate ligaments.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	21

Sports Medicine Joint Repair

Our Sports Medicine Joint Repair franchise offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints, including the repair of soft tissue injuries and degenerative conditions of the knee, hip and shoulder. Our franchise operates in a large, growing market where unmet clinical needs lend room for procedural and technological innovation. Smith & Nephew is well positioned both to innovate and to reach customers globally.

Our position within the global Sports Medicine Joint Repair market was strengthened significantly in 2014, with the acquisition of ArthroCare Corporation. The transaction added technology and highly complementary products to our existing portfolio, including new shoulder anchor innovation.

Key products in this franchise include the FAST-FIX¯ family of meniscal repair systems, the ENDOBUTTON¯ family for knee ligament reconstruction, HEALICOIL¯ PK, FOOTPRINT¯ PK and TWINFIX¯ Suture anchors for repairs of the hip and rotator cuff.

Sports Medicine Joint Repair delivered revenue growth of 7% in 2015. We produced double-digit growth in the US, driven by the benefits of our combined portfolio following the acquisition of ArthroCare. Our overall performance was held back by conditions in China, where we saw a slowdown in capital and consumable sales compounded by de-stocking in our distribution channel.

In 2015, Smith & Nephew launched its Q-FIX¯ All-suture anchor for procedures like rotator cuff repair in the shoulder and labral repair in the shoulder and hip, all procedures in which anatomic space is very limited. The new anchor delivers performance characteristics that meet or exceed those of much larger, hard anchors.[2]

ROTATOR CUFF REPAIR

2015 also saw the launch of a suite of products for Rotator Cuff Repair (‘RCR’), including ULTRATAPE¯, a suture (available loose or pre-loaded into Smith & Nephew implants) that provides greater tendon-to-bone contact and may enhance repair; FIRSTPASS¯ ST, a sterile-packaged retrograde suture passer that eliminates the steps of loading and unloading needles and cartridges; and MULTIFIX¯ S, an all-PEEK knotless screw-in anchor that accommodates multiple suture limbs and/or ULTRATAPE. All of these new products can be used together or in conjunction with existing products from the Smith & Nephew portfolio in a single procedure, significantly expanding the breadth of our Rotator Cuff Repair Solutions.

SEE THE FULL RANGE OF PRODUCTS ONLINE WWW.SMITH-NEPHEW.COM

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.
2	(P/N 54231-01 Rev. A; P/N 49193-01 Rev. A; P/N 51963-01 Rev. A)

22	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR PRODUCTS

The products we take to market continued
Arthroscopic Enabling Technologies			Trauma & Extremities

Our Arthroscopic Enabling Technologies (‘AET’) franchise offers a high performance array of minimally invasive surgery-enabling systems and devices.

AET platforms work in concert to facilitate access to various joint spaces, visualise the patient’s anatomy, resect degenerated or damaged tissue and prepare the joint for a soft tissue repair construct. Products in this franchise are often used in conjunction with products from our Sports Medicine Joint Repair franchise.

Systems include anatomic repair-aiding limb positioners and holders, high definition endoscopes and image capture systems, Key products include the SPIDER2/T-MAX procedure-enabling limb positioning systems, DYONICS¯ Shaver Blades, single-use blades that provide superior resection due to their sharpness and virtually eliminate clogging with their debris evacuation capabilities, DYONICS large and small bone cordless powered instruments and accessories, ACUFEX¯ Hand Held Instruments, and a wide range of high performance COBLATION¯ Technology radio frequency (‘RF’) probes that ablate, resect and coagulate soft tissue and enable hemostasis of blood vessels.

1	The underlying percentage increases/		THE EVOS MINI FRAGMENT PLATE
	decreases areafter adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.	COBLATION TECHNOLOGY

The EVOS Mini Fragment Plate and Screw System is a dedicated Trauma mini fragment system. This is a stainless steel highly versatile system with a multitude of plate geometries and longer screw lengths than standard mini fragment systems

(up to 80 mm).

Complementing this is our VLP MINI-MOD Small Bone Plating System for the fixation of small bones and small bone fragments, specifically designed to match the contour of small bones needed in treating hand, wrist, elbow, foot and ankle fractures.

In 2015, COBLATION Technology made a strong contribution to AET’s overall performance.

The COBLATION process involves the creation and application of an energy field called ‘glow discharge plasma’, which acts to ablate molecules in the tissue.

COBLATION Technology provides advantages to the surgeon by operating at lower temperatures than other RF-based technologies, and allowing for precise removal of soft tissue with minimal damage to untargeted tissue.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	23

Other Surgical Businesses

Our Trauma & Extremities franchise offers both internal and external fixation and tissue repair devices, as well as other products used in the stabilisation of severe fractures and deformity correction procedures. In 2015, the franchise delivered 2% revenue growth.

For extremities and limb restoration, we offer the TAYLOR SPATIAL FRAME¯ Circular Fixation System as well as a range of plates, screws, arthroscopes, instrumentation, resection and suture anchor products for orthopaedic surgeons including foot and ankle and hand and wrist specialists, and trauma surgeons.

For Trauma, the principal internal fixation products are the TRIGEN¯ family of IM nails (TRIGEN META-NAIL System, TRIGEN Humeral Nail System, TRIGEN SURESHOT¯, and TRIGEN INTERTAN¯), EVOS¯ Plating System and the PERI-LOC¯ Plating System.

Exclusively for our TAYLOR SPATIAL FRAME¯ device, our new iADJUST¯ was released this year and is an easy-to-use and one-of-a-kind mobile app designed to simplify the frame adjustment process for both physicians and patients.

We introduced the TRIGEN META-TAN¯ Nail System. This expands the clinically proven TRIGEN Nail portfolio with a versatile design that addresses a wide range of femoral fractures ranging from specific hip fractures to mid-shaft fractures and challenging fractures near the knee.

The Other Surgical Businesses franchise includes our Gynaecology and our Ear, Nose & Throat (‘ENT’) businesses. This franchise delivered revenue growth of 10% in 2015.

Our primary Gynaecology product is the TRUCLEAR¯ System, a first-of-its kind hysteroscopic tissue removal system, providing safe, efficient, effective removal of intra-uterine tissue. Backed by proprietary intellectual property and strong clinical evidence differentiating it from the competition, the TRUCLEAR System has established itself as a leader in hysteroscopic tissue removal. The pioneering solution includes a total hysteroscopy system that allows surgeons to see and treat simultaneously. This approach is designed to enable a shift to in-office treatment, supporting a reduction in total healthcare expenditures.

Within ENT we offer a wide variety of products including our COBLATION Technology for tissue removal and hemostasis, various articulating instruments and implants for sinus surgery such as balloon sinuplasty, and our RAPIDRHINO¯ Carboxymethylcellulose (‘CMC’) Technology which is featured in both dissolvable and removable nasal and sinus dressings, and epistaxis treatment products.

During 2015, we launched our new NASASTENT¯ Dissolvable Nasal Dressing, a structural intranasal splint used to minimise bleeding and prevent post-operating adhesions after sinus surgery. Unlike other nasal dressings which fragment as they degrade, once the NASATENT dressing absorbs sufficient nasal fluid, it converts into hydrocolloidal gel that simply drains from the cavity as part of the natural outflow.

The Ear, Nose & Throat (‘ENT’) business we acquired as part of ArthroCare improved its growth rate under new management in 2015.

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.

24	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR PRODUCTS

The products we take to market continued

Advanced Wound Care

The Advanced Wound Care (‘AWC’) franchise consists of several groups of brands, including exudate management, infection management and our Cornerstone range of products. As a whole, this franchise produced revenue growth of 8% in 2015.

Exudate management products focus on effectively locking away wound fluid and thus helping to create an optimal wound healing environment. This will reduce the burden a wound has on the patient and help them to get on with their lives and at the same time diminish costs for materials and nursing time.

Our key growth brand in this space is ALLEVYN¯ Life, an innovative dressing designed to improve the quality of life for patients with chronic wounds, as well as helping healthcare professionals reduce the costs of frequent dressing changes.

During 2015, we continued to invest in significant new clinical and health economic evidence with a number of studies being published demonstrating superior outcomes for ALLEVYN LIFE. This includes a UK study showing how ALLEVYN LIFE enabled a reduction in home care nurse visits from three to one per week[2], and a US study showing a 69% reduction in hospital acquired pressure ulcers saving a facility over $1 million per annum[3].

Two core technologies drive our infection management portfolio, namely: silver and iodine.

Our silver-based products (ACTICOAT¯, DURAFIBER¯ Ag and ALLEVYN Ag) continue to gain market share due to their overall ability to reduce wound infection, their rapid onset of action (ACTICOAT) and their ease of use. ACTICOAT is very well positioned to address urgent cases at risk for infection such as burns, which are highly prevalent in developing countries, or acute trauma.

Our iodine based product IODOSORB¯ has a long history of accumulating clinical evidence for its potentially transformative role in combating biofilms (layers of bacteria and other forms of infection) which are cited as impeding the healing of chronic wounds in 60% of cases globally. Through its unique mode of action, IODOSORB has proven to be very effective on addressing the issue of biofilms.

Smith & Nephew’s Cornerstone range offers a wide selection of wound care products, which means we have one of the most comprehensive ranges of wound care solutions in the industry. These products include our film and post-operative dressings, skincare products and gels.

OPSITE¯ is one of our most successful and pioneering franchises and has become the global standard of care in post-operative dressings. IV3000, a specialist premium dressing for intravenous lines, continues to perform well. SECURA¯ and PROSHIELD¯ are proven preventative skin care products which help maintain and protect skin integrity.

ALLEVYN LIFE

ALLEVYN Life dressing is a multi-layered design incorporating hydrocellular foam, hyper-absorber lock away core and masking layer which has been designed for people and their everyday life. Its unique protection properties also mean it is a powerful tool when used prophylactically to help prevent pressure ulcers which are a preventable condition. In the US, pressure ulcer care is estimated to approach $11 billion annually, with a cost of between $500 and $70,000 per individual pressure ulcer[4].

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.
2	Joy, H. et al. A collaborative project to enhance efficiency through dressing change practice. Poster presented at Wounds UK 2014.
3	Swafford, K., Culpepper, R. and Dunn, C. Use of a comprehensive pressure ulcer prevention programme to reduce the incidence of hospital-acquired pressure ulcers in an intensive care unit setting. E-Poster presented at EWMA 2015.
4	National Pressure Ulcer Advisory Panel, European Pressure Ulcer Advisory Panel and Pan Pacific Pressure Injury Alliance. Prevention and Treatment of Pressure Ulcers: Clinical Practice Guideline. Emily Haesler (Ed.) Cambridge Media; Osborne Park, Western Australia; 2014.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	25

Wound education and excellence

Smith & Nephew is proud to support its customers in the Emerging Markets through professional education. In this way we ensure the safe and effective use of our products and help healthcare professionals create better outcomes for patients.

In India, we have invested in a ‘Nursing Education and Excellence in Wound Care’ programme that brings senior nursing Key Opinion Leaders (‘KOL’) together with the aim of expanding knowledge and education in wound care. This supports the evolving trend towards more highly skilled and empowered wound care nurses and tissue viability nurses in hospitals.

Management of wounds is also an increasing area of focus for surgeon customers. In Turkey, our ‘Approaches in General Surgery Training’ course, run in conjunction with the Turkish Surgery Association, provided a forum to learn about wound healing. Attendees were able to learn about the benefits of Smith & Nephew advanced wound care products.

Improving the skills of burn surgeons is also an important focus for Smith & Nephew. In South Africa, our courses are led by KOL surgeons and cover the entire burn continuum, including burn wound infection, anaesthesia in burns, fluid resuscitation, pain management, inhalational burns and theatre time. We also run a bi-annual ‘Burns & Scientific Symposium’, providing an academic forum for burn surgeons to congregate and share best practice.

Through training and education, we seek to ensure the safe and effective use of our products to create better outcomes for patients.

26	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR PRODUCTS

The products we take to market continued

Advanced Wound Devices

Our Advanced Wound Devices (‘AWD’) franchise is comprised of our Negative Pressure Wound Therapy (‘NPWT’) and surgical debridement businesses. In 2015, revenue from this franchise fell by 3%.

In 2014, our traditional NPWT RENASYS system experienced challenges as a result of the FDA requiring suspension of commercial activity in the US while new product approvals were obtained. During 2015, we made progress securing the required approvals and began supporting existing customers. The impact of the RENASYS distribution hold was a significant headwind to overall performance in this franchise in 2015.

Outside the US, RENASYS maintained its strong presence. The RENASYS product offering now includes multiple device options, a choice of foam or gauze dressings, along with a range of drains and specialty kits.

In Q4, 2015 we launched outside the US the next generation of RENASYS called TOUCH¯ offering touchscreen technology. We expect to launch in 2016 in the US. We are also in the final stages of developing the first NPWT device to communicate continuously through the cloud. This will enable more efficient fleet management for institutions and care providers, lower maintenance costs and the provision of clinically relevant information in real time.

Our PICO¯ system, our single-use, canister-free NPWT solution, performed strongly in 2015. PICO brings the effectiveness of traditional NPWT in a modern, small portable system[2]. It is designed for both open wounds and closed incisions and leverages our leading dressing technology.

2015 has seen PICO growth accelerate in markets around the world, driven by strong value proposition that resonates with healthcare payers and providers. PICO reduces the risk of infection and other complications and lowers readmissions for surgical site infections[2]. It also offers simpler logistics and lower cost and may reduce nursing time and complexity[3] as well as increasing patient mobility[4].

The VERSAJET Hydrosurgery system, a mechanical debridement device used by surgeons to excise and evacuate non-viable tissue, bacteria and contaminants from wound, burns and soft tissue injuries, also performed well in 2015.

PICO SYSTEM

Easy to use, PICO simplifies the application of NPWT and provides an active intervention to help promote healing, leading to improved outcomes in more wound types. 2015 has seen PICO growth accelerate in markets around the world, driven by strong clinical and health economic evidence.

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.
2	Bullough L, et al. Reducing C-Section wound complications. Clinical Svcs J 2015 Apr: 43-47.
3	Hurd, T. Evaluating the costs and benefits of innovation in chronic wound care products and practices. Ostomy Wd Mgt June 2013; S2-15.
4	Hurd, T. Use of a portable, single-use negative pressure wound therapy device in home care patients with low to moderately exuding wounds. Ostomy Wd Mgt Mar 2014; 30-36.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	27

Advanced Wound Bioactives

Our Advanced Wound Bioactives (‘AWB’) franchise focuses on the development and commercialisation of novel, cost-effective biopharmaceuticals to provide a unique approach to debridement, dermal repair and tissue regeneration.

Bioactives represent the fastest growing segment of chronic wound care, illustrating how greater understanding of wound biology is driving the development of new biopharmaceuticals designed to stimulate the body’s own regenerative processes. The AWB business is well-positioned to benefit from this market growth with its focus on generating clinical evidence, a highly trained specialised sales force, strong performance of best-in-class products and award winning educational resources. AWB revenue growth in 2015 was 7%.

Currently, products on the market include Collagenase SANTYL® Ointment (the only FDA-approved biologic enzymatic debriding agent for chronic dermal ulcers and severe burns), OASIS® Wound Matrix and Ultra Tri-Layer Matrix (a naturally-derived, extracellular matrix replacement products indicated for the management of both chronic and traumatic wounds) and REGRANEX® (becaplermin) Gel 0.01% (an FDA-approved platelet-derived growth factor for the treatment of Diabetic Foot Ulcers).

The US is the largest market and represents the current focus for our AWB franchise. Smith & Nephew is also committed to advancing the care and treatment of wounds through the development of potential new Bioactives and support of industry-leading continuing education from THE WOUND INSTITUTE®.

The acquisition of Healthpoint Biotherapeutics in 2012 gave us a strong position in this fast growing segment.
SANTYL®

For some patients living with wounds can be challenging. SANTYL Ointment is an FDA-approved prescription medicine that removes dead tissue from wounds so they can start to heal. Healthcare professionals have prescribed SANTYL Ointment for more than 20 years to help clean many types of wounds, including chronic dermal ulcers (such as pressure ulcers, diabetic ulcers, and venous ulcers) and severely burned areas. SANTYL is available in the US and Canada.

1  The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. Explanations of non-GAAP financial measures are provided on pages 177 to 178.

28	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR RESOURCES

The resources we need to deliver our products

RESEARCH & DEVELOPMENT

Innovation is part of our culture and we invest 5% of our revenue to find new products that will help improve people’s lives.

READ MORE ON THIS PAGE

ETHICS & COMPLIANCE

We are focused on doing business the right way and apply strict business principles to the way we deal with our clients and partners.

READ MORE ON THE FOLLOWING PAGE

MANUFACTURING & QUALITY

We operate our global manufacturing efficiently, and the highest possible standards to ensure highest product quality at sensible pricing.

READ MORE ON PAGES 30 TO 33

TRAINING & EDUCATION

Every year, thousands of healthcare professionals attend our training courses around the world. Education is a fundamental part of our vision.

READ MORE ON PAGE 34

SALES & MARKETING

We support our clients in over 100 countries. Our sales teams are highly specialised with an in-depth knowledge across the full range of product franchises.

READ MORE ON PAGE 35

OUR PEOPLE

Engaging, developing and retaining our 15,000 employees is important to us and we work hard to be an employer of choice as well as a responsible corporate citizen.

READ MORE ON PAGES 36 TO 37

Research & Development

Our Research and Development (‘R&D’) strategy is at the heart of our business model. Through it we deliver pioneering products and services, and drive innovation across the markets we serve.

In 2015, we reiterated our commitment to R&D by announcing a single global organisation to be led by a new President of Global Research and Development, reporting directly to the Chief Executive Officer.

The new global R&D team will focus on delivering a broader portfolio of more meaningfully disruptive products and services, as well as a greater utilisation of digital technologies in medical devices. It will also enable better product life cycle management and alignment and sharing of resources across our franchises.

We are already highly disciplined in project selection. Our R&D experts in the UK, US, Europe, China and India have extensive customer and sector knowledge, which is augmented by ongoing interaction with our marketing teams. Strict criteria are applied to ensure new products fulfil an unmet clinical need, have a strong commercial rationale, and are technologically feasible. The R&D function works closely with the manufacturing and supply chain management teams to ensure we can produce new products to clinical, cost and time specification. Our products undergo clinical and health economic assessments both during their development and post launch.

With increased focus on R&D, we will apply more resource to the development of disruptive products and services that increasingly define Smith & Nephew and will help drive our success in the future.

In 2015, we invested $222 million in R&D, in-line with our commitment, set out in 2011, to increase our investment level to around 5% of revenue. We expect to maintain this proportion going forward, but to realise greater benefit through our new structure. We have a strong new product pipeline for 2016, with many innovations scheduled.

We invest in scouting for new technologies, identifying complementary opportunities in our core and adjacent segments. The acquisition of robotics-assisted surgical business Blue Belt Technologies, announced in 2015, is an example of this activity.

We also invest in small companies developing compelling technologies in our franchise areas through our incubation fund. In addition to funding, we bring our expertise to help the development process, including supporting clinical studies, and typically secure preferred access to technology as it nears market readiness. Recent investments include exciting early-stage but high-potential technologies in sports medicine, extremities and trauma.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	29

Ethics & Compliance

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

Smith & Nephew takes into account ethical, social, environmental, legal and financial considerations as part of its operating methods. We have a robust whistle-blowing system in all jurisdictions in which we operate. We are committed to upholding our promise in our Code that we will not retaliate against anyone who makes a report in good faith.

New employees receive training on our Code, and we assign annual compliance training to employees. We also require our distributor and agents or higher-risk vendors and suppliers to complete training on our Code. Finally, we assign role-based training to targeted groups including people managers, distributor or agent relationship managers, members of our Finance team and selected Sales groups.

Global compliance programme

Smith & Nephew has implemented a world-class Global Compliance Programme that helps our businesses comply with laws and regulations. Our comprehensive compliance programme includes global policies and procedures; on-boarding and annual training for employees and managers; monitoring and auditing processes; reporting channels and recognition for demonstrating our values.

Through our global intranet, we provide resources and tools to guide employees to make decisions that comply both with the law and our Code. We conduct advance review and approval for significant interactions with healthcare professionals or government officials. We regularly assess existing and emerging risks in the countries in which we operate.

Managing directors are required to complete an annual certification to the CEO to confirm the implementation of required policies. Managers and employees make an annual compliance certification and conflict of interest disclosure, and executive management, managers and employees have a compliance performance objective customised to their role and seniority.

In order to reinforce our value of trust, in 2015, we implemented a programme where employees nominate their peers for actions that earn trust. Approximately 30 ‘Spotlight on Trust Certificates’ were awarded to employees from more than 10 countries. Two employees received additional recognition from the CEO.

Secondly, during our annual manager certification this year, managers were required to have an ‘ethics/compliance conversation’ with some of their direct reports. They were given centrally-created materials focusing on the importance of earning trust and then provided with specific, topic-based scenarios to discuss with their staff actions that would demonstrate this core Smith & Nephew value. This model enhanced dialogue on ethics, compliance and the importance of earning trust with our actions between managers and staff.

Finally, we launched a new face-to-face training programme for managers in the Sales & Marketing functions. The key objectives of this workshop are to teach managers how to build a culture of trust within their department and how to identify and respond appropriately to compliance questions and ethical dilemmas.

New distributors and other higher risk third parties are subject to screening and are contractually obligated to comply with applicable laws and our Code of Conduct. Compliance training and certifications are included in this process. In 2015, we created a Code of Conduct module that was designed specifically to address the needs of our distributors and agents. We also introduced Additional Compliance Standards to provide greater details on Code requirements. We continue our oversight of independent agents and distributors with on-site assessments to review compliance controls and monitor books and records.

30	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR RESOURCES

The resources we need to deliver our products continued

Manufacturing & Quality

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	31

Global Operations

We operate manufacturing facilities in a number of countries across the globe, and a number of central distribution facilities in key geographical areas. Products are shipped to individual country locations which hold small amounts of inventory locally for immediate supply to meet customer requirements. We have a defined manufacturing and facility footprint plan in-line with our commercial strategy, which is reviewed on a regular basis.

We continue to implement improved processes such as ‘Lean Manufacturing’ throughout our factories, the global supply chain and the supporting operations to improve and sustain the levels of safety, quality, delivery, productivity and efficiency. We have numerous Core Competences including materials technology, precision machining, high volume and automated manufacturing for various products from our franchises.

Our manufacturing facilities

Our largest manufacturing operation is based in Memphis, Tennessee US. The Memphis facilities produce key products and instrumentation in our Knee Implants, Hip Implant and Trauma franchises. These include the JOURNEY II and LEGION¯ knees, the ANTHOLOGY¯ Primary Hip System and key Trauma products such as the PERI-LOC¯ Ankle Fusion Plating System and TRIGEN¯ Intramedullary Nails. In addition to this, Memphis is home to the design and manufacturing process of the VISIONAIRE patient matched instrumentation sets, and OXINIUM¯ Oxidized Zirconium, a patented metal alloy available for many of our knee and hip implant systems.

Our Mansfield, Massachusetts, US facility focuses on sports medicine related products for minimally invasive surgery including the FAST FIX¯ 360 Meniscal Repair System, FOOTPRINT¯ PK Suture Anchor, DYONICS Platinum Shaver Blades, ENDOBUTTON¯ CL Ultra and the HEALICOIL¯ PK suture anchor.

The Aarau, Switzerland; Tuttlingen, Germany; Beijing, China; Warwick, UK and Sangameshwar, India facilities manufacture a number of surgical device products including key reconstruction and trauma products, the PLUS¯ knee and hip range and the BIRMINGHAM¯ Hip Resurfacing System.

Our Oklahoma City, Oklahoma, US facility produces and services electro/mechanical capital equipment as well as single use sterile devices and also assembles our NPWT devices using components which are brought in from third parties. Our Costa Rica facility manufactures COBLATION technology.

The majority of our wound management products are manufactured at our facilities in Hull, UK; Suzhou, China; and Curaçao.

The products manufactured at our Hull site cover the therapies of exudate management (foam products – principally ALLEVYN), burns treatment (ACTICOAT) and wound closure (OPSITE film products). In 2015, we closed our facility in Alberta (Canada) which provided specific expertise in the addition of silver coatings onto the ACTICOAT burns range and transferred the process to our Hull site.

Manufacturing of our Advanced Wound Bioactive products takes place in Curaçao and at various third party facilities in the US.

The products are distributed from a third party logistics facility in San Antonio, Texas US.

32	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR RESOURCES

The resources we need to deliver our products continued

Manufacturing & Quality continued

Procurement

We procure raw materials, components, finished products and packaging materials from suppliers in various countries. These purchases include metal forgings and castings for orthopaedic products, optical and electronic sub-components for sports medicine products, active ingredients and semi-finished goods for Advanced Wound Management as well as packaging materials across all product ranges.

Suppliers are selected, and standardised contracts negotiated, by a centralised procurement team wherever possible, with a view to ensuring value for money based on the total spend across the Group. On an ongoing basis, we work closely with our key suppliers to ensure high quality, delivery performance and continuity of supply.

We outsource certain parts of our manufacturing processes where necessary to obtain specialised expertise or to lower cost without undue risk to our intellectual property. Suppliers of outsourced products and services are selected based on their ability to deliver products and services to our specification, and adhere to and maintain an appropriate quality system. Our specialist teams work with and monitor suppliers through on-site assessments and performance audits to ensure the required levels of quality, service and delivery.

Global Supply Chain

In 2015, we further centralised and realigned our Global Supply Chain function. We made these enhancements to ensure that our products reach our internal and external customers where and when they are needed, in a compliant and efficient manner. Bringing together people, knowledge and expertise helps us meet our objectives and our customers’ expectations, driving us to become more competitive, responsive and integrated.

We operate three main holding warehouses, one in each of Memphis (Tennessee, US), Baar (Switzerland) and Singapore. These facilities consolidate and ship to local country and distributor facilities.

Our distribution hubs for advanced wound products are located in Neunkirchen (Germany) and Derby (UK) for international distribution, Bedford (UK) for UK domestic distribution and Lawrenceville (Georgia, US) for US distribution.

Quality Assurance and Regulatory Affairs

Smith & Nephew takes a global approach to managing quality to ensure we have the same high standards everywhere we do business. This includes having strong manufacturing quality management in place at every Smith & Nephew location. With a single organisation and Quality Management System, manufacturing quality processes can be harmonised with quality controls that are applied consistently and to a very high standard across all locations. This ensures ever-improving product quality and a more stable and predictable supply chain for our customers.

The same holds true for our suppliers, who provide a substantial part of our products. A single Supplier Quality Assurance (‘QA’) organisation is being built to harmonise supplier’s QA requirements across the globe, while instituting Scorecard-style performance reports to them and working with, or replacing, those that do not meet our quality standards.

We also take a global approach to Regulatory Affairs, coordinating product registration across our geographic markets. With the increased frequency of regulatory visits this global approach and a close working relationship with our Quality team are vital. The suspension of the Medical Device Excise Tax in the US will present us with opportunities to accelerate investment in our quality and regulatory systems and health economics teams, particularly in support of the US market.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	33

34	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR RESOURCES

The resources we need to deliver our products continued

Training & Education

Smith & Nephew is dedicated to helping healthcare professionals improve the quality of care for patients. We are proud to support the professional development of surgeons and nurses by providing them with medical education and training on our Advanced Surgical Devices and Advanced Wound Management products.

Every year, thousands of customers attend our state-of-the-art training centres in the US, UK and China and Smith & Nephew courses at multiple hospitals and facilities around the world.

The Wider Scope of Arthroscopy

In 2015, we provided training to more than 40,000 surgeons. Working under expert guidance, attendees refine techniques and learn new skills, to ensure the effective use of our products. We also support healthcare professionals through our online resources such as the Global Wound Academy, The Wound Institute and, for surgeons, our Education and Evidence website.

Every year, Smith & Nephew hosts a Sports Medicine fellowship meeting, ‘The Wider Scope of Arthroscopy’, at its Andover, Massachusetts facility. The meeting unites promising new doctors (fellows) together with renowned orthopaedic surgeons to review, discuss and practice current and forward-looking surgical techniques in the areas of hip, knee and shoulder repair. The forum helps up-and-coming surgeons develop trust and gain the experience and confidence necessary to become experts in their field.

The curriculum focuses on the fundamentals of joint repair but also on forward-looking topics such as ‘Inventive Approach to AC Joint Reconstruction’ and ‘Alternative Management Options in Instability Surgery’.

Held in mid-September 2015, The Wider Scope of Arthroscopy was attended by nearly 140 fellows and distinguished faculty, making it one of the largest fellowship meetings Smith & Nephew has ever held. Over the years, The Wider Scope of Arthroscopy has earned a reputation as one of the most valuable and admired medical education events in the industry, according to our customers.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	35

Sales & Marketing

Our customers are the providers of medical and surgical treatments and services in over 100 countries worldwide.

We serve our customers through our sales force. Our sales representatives are highly trained and skilled individuals. Becoming a sales representative requires intense training, including passing a strict certification programme, before engaging in discussions with, and ultimately selling products to customers. Depending on their area of specialism, representatives must be able to demonstrate a detailed knowledge of all the surgical instruments used to implant a device, or have specific understanding of the various surgical techniques a customer might use.

Once a sales representative is certified, they typically spend the majority of their time working directly with and supporting customers. They help to provide in-hospital support to aid in the effective use of our implants, instruments and medical products and techniques.

Our US sales forces are specialised by channel. They consist of a mixture of independent contract workers and employees. Sales agents are contractually prohibited from selling products that compete with our products. In most Established Markets outside of the US, country-specific commercial organisations led by the country managing director manage employee sales forces directly. In our Emerging Markets we operate through direct selling and marketing operations led by country managing directors, and/or through distributors.

The largest single customer worldwide is a purchasing group based in the UK that represented less than 5% of our worldwide revenue in 2015.

Increasingly, we are developing opportunities for sales forces to cross sell complementary products from other franchises. An example would be an orthopaedic reconstruction sales representative introducing a surgeon customer to the benefits of PICO, our single use Negative Pressure Wound Therapy device, in the prevention of post-operative infections.

Smith & Nephew utilises a variety of traditional and novel means to market to our customers. For example, congresses (educational conferences or trade shows) represent a traditional and efficient way for Smith & Nephew to reach a large number of healthcare professionals at once, often in terms of both advertising/promotion and education. From an awareness perspective, Smith & Nephew displays its latest, innovative products and from an educational standpoint, may also provide satellite symposia or other forms of medical education around these products.

We also leverage digital media to connect with our customers. Our digital communications activities have been evolving as technologies and user habits evolve. Content and messaging is currently delivered via global market websites, social media channels and mobile applications. One core use of digital technology to communicate and market to our customers has been Education & Evidence, a membership-driven surgeon education website.

Our marketing teams also support product development. For instance, our Advanced Wound Management brand teams provide strategic direction to the brands from development to commercial execution. In addition, the Therapeutic Excellence team drives our portfolio approach across brands to drive our strategy to move from product to integrated solution.

ONE SMITH & NEPHEW FOR ANZ CUSTOMERS

In Australia and New Zealand we are identifying synergies across our advanced surgical and wound management portfolios to support our customers, grow our business and drive success.

An example of this was a recent Professional Education event at Macquarie University in Sydney, which was attended by over 20 Orthopaedic surgeons from across ANZ. In addition to covering training related to knee arthroscopy products, the attendees also had the opportunity to learn about using PICO¯, Single Use Negative Pressure Wound Therapy in a surgical setting.

36	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR RESOURCES

The resources we need to deliver our products continued

Our people

Engaging, developing and retaining our 15,000 employees is important to us. During 2015, we made major strides in meeting our commitment to be an employer of choice, as well as a responsible corporate citizen.

On 31 December 2015, Smith & Nephew had the following breakdown of employees:

NUMBER OF EMPLOYEES[1]
Board of Directors	11

Senior Managers and above[2]	796

Total employees	15,644

1	Number of employees as at 31 December 2015 including part time employees and employees on leave of absence.
2	Senior Managers and above includes all employees classed as Directors, Senior Directors, Vice Presidents and Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

Engaging with employees

Smith & Nephew strives to create a more engaged and productive workforce and focuses on measures to drive employee engagement.

This includes open and transparent communication with employees through regular and timely information and consultation. We clearly communicate our business goals and performance standards and also provide training, information and authority to achieve them. We also listen to our employees, by holding regular surveys and focus groups.

Our annual CEO Award, open to all employees, recognises employees who deliver exceptional results in line with our core values, encouraging innovation and a spirit of continuous improvement at all levels.

Since December 2012, more than 3,100 new employees have joined Smith & Nephew as a result of acquisitions. We attach great importance to the introduction of these new employees to Smith & Nephew, and work hard to achieve successful integration and engagement.

Developing talent

Attracting the best talent and developing our employees is critical to achieving our business objectives.

We are committed to working with employees to develop each individual’s talents, skills and abilities. We provide encouragement to learn and continuously improve. Employee advancement is merit-based, reflecting performance as well as demonstration of core competencies which include our values, with an emphasis on ethics and integrity. We prioritise the development and promotion of our existing employees whenever possible.

Each year Smith & Nephew conducts a comprehensive global development and capability review process to identify high-potential employees and ensure they have robust career development plans. Employees are provided with opportunities to develop their skills and career through new assignments and on the job experiences.

In addition, the Board reviews succession plans for key executive roles and succession plans are in place for other critical positions across our business.

Retaining our people

Investing in retaining our people helps ensure the long-term sustainability of our business.

We provide fair recognition and reward based on performance. Our performance management process ensures all employees set objectives which align to our overall business goals and have clear line-of-sight to how their individual contributions benefit the Company. Our performance management system assesses and rewards both performance and behaviour, in line with our Code of Conduct. All employees have a specific annual objective to adhere to the Code of Conduct and to complete training certifying their compliance with this Code.

Smith & Nephew offers a large number of wellness programmes, including annual wellness days, fitness support and healthy eating programmes. These are designed from a perspective that blends health and wellbeing, improving the lives of our employees.

Global Employee Assistance Programs (‘EAPs’) focus on stress and work/life issues and problems, providing counselling, webinars and web tools and other resources across many work/life topics. Counselling can span from traditional EAP counselling to financial, legal and everyday family assistance.

Changing the way change happens

To ensure we have organisation change readiness capability, we recently put in place a structured programme, which deploys a change management model and methodology. This is designed to focus on our employees during the implementation of major strategic initiatives in order to support our employees and reduce the financial and operational risks associated with such organisational changes.

Training is the cornerstone to this success. To ensure effective change throughout Smith & Nephew, we have trained and certified internal methodology masters and change agents. All leaders at an executive level will have participated in a programme specially designed for sponsors of change. The Change Awareness e-lesson for all employees was successfully launched in 2015, to assist them when working in partnership with sponsors and change agents.

Employees will be consistently trained and coached to embed the change management methodology into our culture.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	37

Diversity at Smith & Nephew

We believe that diversity fuels innovation. We are committed to employment practices based on equality of opportunity, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job.

Smith & Nephew has a Human Resource Global Standard for diversity and inclusion in the workplace and is committed to creating an inclusive environment that embraces and promotes diversity.

Developing & retaining talent

The Board and Executive Officers continue to recognise the importance of diversity. Three of our 11 Board members are female.

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

The best and the brightest

We aim to bring together the sharpest minds in the industry. We recognise that to achieve this we need to create an environment where talented people have the opportunity to develop and continue to grow. We have an ongoing focus on keeping our talent and leadership pipeline filled to ensure it is a sustainable, self-reinforcing cycle, creating more opportunities for growth.

Talent development

Our development philosophy is based on the 70:20:10 Model for Learning and Development. This is a form of transformational development that engages people and mirrors how they learn, helping to create change within the individual and infuse change into the organisation.

We have a comprehensive global development and capability review process to identify high potential employees and ensure they have robust career development plans. Talented employees are provided with opportunities to develop their skills and career through new assignments and on the job experiences.

In 2015, we ran our CEO Forum for our Top Talent, providing them with the opportunity to work closely with our executive team and work together on strategic challenges. We also launched a modular Managing Director programme to further enhance the skills and career opportunities of key individuals pursuing a career in this critical area.

Our performance management process ensures all employees set objectives which align to our overall business goals and have clear line-of-sight to how their individual performance management system assesses and rewards both performance and behaviour.

38	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
SUSTAINABILITY

Our future focus

We continue to embed sustainability into all our business operations, focusing our efforts on delivering affordable and effective products to our customers. We achieve this by caring for our employees, the society in which we operate and the environment around us.

This is a summary report of our sustainability activities and progress in 2015. Our annual Sustainability Report will be published in April 2016.

We made some great progress on our sustainability journey in 2015 since we laid out aggressive sustainability targets in 2011. Our employee lost time incident frequency rate declined a further 49% through continued implementation of behaviour-based safety and robust incident reporting and investigation systems across the Group. Waste sent to landfill was further reduced, enabled by the thorough understanding of our waste streams delivered by the conduct of detailed waste audits. Sustainability considerations were formalised and extended in our supply chain, ensuring that our vendors are committed to achieving the same high standards of sustainable operation as we are. Engagement with the communities in which we operate was significantly extended through employee volunteering and we have strengthened and deepened employee wellness programmes with a focus on enabling healthy lifestyle choices.

The learnings from the 2012-2015 period provide an opportunity for insight to our sustainability journey. It is clear that we were successful in achieving targets in areas which are closely aligned to the purpose of the Company – health and wellbeing, diversity and inclusion, providing wider access to quality healthcare, and building trust. We have fallen short where we have not yet successfully built bridges from our targets to our values and strategy. We commit to fully examining these latter areas in 2016, developing a sustainability strategy which more fully reconciles our purpose, values and strategy to the wider needs of society and the environment.

In 2015, our Lost Time Incident Frequency Rate (‘LTIFR’) reduced by 49% to 0.20. There were no employee or contractor fatalities and our recordable injury rate also fell by 41% to 0.54. Compared to the previous year, total waste decreased by 2% but is 27% higher than in our baseline year, 2011. However, as we identified more recycling opportunities, the amount of waste disposed to landfill has fallen by a further 4% over the last year, a total of 39% reduction since 2011. Energy consumption has increased by 2% over the last year mainly all driven by organic growth, acquisitions, changes in footprint, and limited resource efficiency focus.

The Board has evaluated the social, environmental and ethical risks and have concluded that other than the risk of Bribery and Corruption, which is explained in greater detail in the Group Risk section on page 48, none of these risks is material in the context of the Group as a whole.

OUR DONATIONS

We donated approximately $11.5 million in philanthropic activities, of which $1.4 million was in product donations and charitable gifts. Volunteering programmes were active in most of our locations around the world and employees and local communities were able to benefit from the increased level of involvement.

Safety

Ensuring the safety of our employees and those who work with us is at the forefront of the way we carry out our activities both on the manufacturing sites and also in our commercial activities.

The implementation of our integrated management system, an active internal audit programme and a number of behavioural-based safety campaigns have enabled us to report safety rates which are amongst the best in our sector.

Our headline safety performance includes all employees and supervised contractors and excludes unsupervised contractors. We adopt the industry standard USA Occupational Safety and Health Administration (‘OSHA’) system to record incidents of occupational injury and ill-health.

Lost-time incidents are defined as those which result in a person not being able to report for work on the day or shift following the incident. Performance is expressed as a rate of the number of incidents per 200,000 hours worked.

Waste

As the footprint of the business has expanded, coupled with growth and acquisitions since 2011, our total waste has increased by 27%. The actions raised by our 2014 waste audits are now gaining momentum and we reported a 2% annual decrease in 2015, a trend we aim to continue. Significant improvements were again made by diverting waste away from landfill in 2015 with 75% of our waste streams now being recycled or sent for energy recovery.

Energy and greenhouse gas emissions

Over the past year our energy use has increased by 2% with a corresponding 3% increase in CO2 emissions all driven by organic growth, acquisitions and changes in footprint. The effect of the recently acquired business (ArthroCare) accounted for 6.4 GWh of the increase, without which energy use would have decreased by 2%.

Methodology, materiality and scope

The data reported relates to areas of largest environmental impact including manufacturing sites, warehouses, research and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2015 are included in the data. Each year we work with an independent partner to verify our sustainability data and gain assurance.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	39

The scope for measuring emissions is in line with the scope of businesses covered in our consolidated financial statement. We have used Greenhouse Gas Protocol to measure our emissions. A Corporate Accounting and Reporting Standard (Revised Edition) is guidance for this process. Primary data from energy suppliers has been used wherever possible. Data from the ArthroCare acquisition is included in 2015 for the first time. Recent acquisitions in 2015 are excluded and this is in line with our established policy for integration of acquired assets.

Our emissions have been calculated by using specific emissions factors for each country outside the USA and regional factors within the USA. We have used the US EPA ‘Emissions & Generation Resource Integrated Database’ (‘eGRID’) for US regions and the UK Government DEFRA Conversion Factors for Greenhouse Gas Reporting elsewhere. The emissions from 2014 have been recalculated using the most up-to-date factors available in 2015 and may therefore differ slightly from those published previously.

Direct emissions include fugitive emissions from the manufacturing and research locations and arise from the losses of refrigerant gases, they also include the combustion of fuels on-site for the operation of facilities. Indirect emissions include purchased electricity.

	2015	2014
CO2e Emissions (tonnes) from:

Direct emissions	11,011	11,208

Indirect emissions	77,191	74,178

Total	88,202	85,386

Intensity ratio

CO2e (t) per $m sales revenue	19.2	19.4

CO2e (t) per full-time employee	6.0	6.9

Revenue 2015 – $4.6 billion, 2014 – $4.4 billion.

Full-time employee data 2015 – 14,698, 2014 – 12,437.

2014 data adjusted to exclude ArthroCare, 2015 data adjusted to exclude recent acquisitions in Russia and Colombia.

40	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
FINANCIAL REVIEW

Financial review

The underlying increase in revenues, by market, reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (‘IFRS’), as follows:

	2015 $ million	2014 $ million	Reported growth in revenue %	Constant currency exchange effect %	Acquisitions/ Disposals effect %	Underlying growth in revenue %
US	2,217	2,012	10	–	(5)	5
Other Established Markets	1,702	1,928	(12)	15	(2)	1
Emerging Markets	715	677	6	9	(4)	11
Total	4,634	4,617	0	8	(4)	4

Trading profit reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2015 $ million	2014 $ million
Operating profit	628	749
Acquisition related costs	12	118
Restructuring and rationalising costs	65	61
Amortisation of acquisition intangible and impairments	204	129
Legal and other	190	(2)
Trading profit	1,099	1,055

Explanations of these non-GAAP financial measures are defined on pages 177 to 178.

1	The underlying percentage increases/decreases are after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	41

Revenue

Group revenue for the full year was $4,634 million, an increase of 4% on an underlying basis and flat on a reported basis from $4,617 million in 2014. Foreign exchange movements reduced revenue by 8% partially offset by acquisitions, primarily the acquisition of ArthroCare in May 2014 which has a full year of sales in 2015 and added 4% to the reported growth rate.

In 2015, we achieved revenue growth in all of our geographical selling regions in 2015. In our Established Markets we delivered 5% growth in the United States, our largest market, a significant improvement on the previous year.

We successfully stabilised our European business which delivered a better outturn year-on-year, and our Australia, New Zealand and Japan region delivered good growth, led by the Advanced Wound Management businesses resulting in a 1% increase across our Other Established Markets.

In the Emerging Markets we delivered 11% revenue growth in 2015 despite the slow-down in China. Whilst we expect growth in China to remain below previous levels in the near-term, it remains a very attractive market and we are committed to building our business here. We continued to successfully deliver strong revenue growth across the rest of the Emerging Markets.

Global franchise highlights in 2015 included the performance of Sports Medicine, which was strengthened by the ArthroCare acquisition. The Advanced Wound Management businesses delivered a significantly better outcome driven by the actions of new management initiatives. Orthopaedic Reconstruction grew ahead of the market driven by our Knee Implant franchise.

We are further strengthening our commercial platform by aligning under a newly-created role of Chief Commercial Officer tasked with driving commercial excellence across the organisation globally. We are also bringing all of our US Orthopaedic Reconstruction, Sports Medicine, Trauma and Advanced Wound Management franchises under one leader, completing the roll-out of our single managing director model globally.

Trading profit

Our gross margin for the full year was 75.3%, 30 basis points down on the prior year. This is a combination of price erosion, currency headwinds and offsetting manufacturing efficiencies. On price, we faced similar overall pressures of between 1% and 2%. This was offset by cost of goods improvement programmes. On currency, we are seeing headwinds as a result of transactional exchange, although in 2015 this was mostly offset by hedging gains.

Our selling, general and administration expenses reduced by 80 basis points to 46.8% of sales, largely due to savings within general and administration. These savings were primarily driven by benefits from the Group Optimisation programme and also synergies from our ArthroCare acquisition. We continue to simplify and improve our operating model, becoming more efficient in 2015. Our Group Optimisation Programme to release at least $120 million of annual savings is progressing ahead of plan, and had delivered $100 million of annualised benefits at year end. Through this programme, we have simplified the organisation through the rollout of Single Managing Director:

–	we have realised benefits and improved management information through optimising our enabling functions, including Finance, IT, Legal and HR;

–	we have delivered good results from procurement initiatives across the group; and

–	we have rationalised our footprint of office locations in a number of major markets including Australia, Germany and the US.

In respect of ArthroCare, when we announced the acquisition we said that we were targeting $85 million of synergies by 2017, of which three quarters would come from cost savings. We are ahead of plan and have now achieved almost all our targeted cost savings. Revenue synergies will continue to be delivered over the coming years.

The suspension of the Medical Device Excise Tax will present us with opportunities to accelerate investment in our quality and regulatory systems and health economics teams, particularly in the US market.

Research and development expenses reduced by $13 million to $222 million in the full year, reducing as a percentage of sales to 4.8%. This is primarily due to the closure of the HP802 programme, as we announced in 2014.

Overall trading profit was $1,099 million in the year, an increase of 5% on an underlying basis and up $44 million from the prior year. Our trading margin for the full year increased 80 basis points – delivering on our commitment of margin improvement.

Operating profit

Operating profit was $628 million for the year, a decrease of $121 million from the prior year. Operating profit is the most directly comparable financial measure under IFRS to trading profit and reconciles as indicated on the left hand page.

Acquisition related costs primarily relate to the remainder of integration costs relating to the ArthroCare acquisition which has reduced significantly when compared to the prior year as ArthroCare was acquired in May 2014.

The ongoing restructuring and rationalisation costs relate to the Group Optimisation programme, which was announced in 2014. Costs include redundancy and site rationalisation charges from the simplification of our operating model to establish a single structure under a single managing director as well as consultancy spend in delivering improved systems and processes.

Amortisation and impairment of acquisition intangibles of $204 million in 2015 includes a full year of the ArthroCare intangible assets as well as $51 million relating to the impairments of product related acquisition intangible assets, including a $40 million impairment of Oasis, a brand acquired with Healthpoint in 2012.

Included within Legal and other in 2015 is a total charge of $203 million relating to metal-on-metal hip claim settlements and associated legal costs of $21 million. Following the settlement of the majority of the US claims in late 2015 for net $25 million after insurance recoveries, a provision for the estimated value of current and anticipated claims of $185 million was recognised at 31 December 2015.

42	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
PRINCIPAL RISKS

Our approach to risk

Our risk appetite

The Group operates in global markets with long-term high growth potential. We are pursuing ambitious growth targets and are prepared to accept a certain level of risk to remain competitive and to continue operating in an ever-changing world. We are very clear about the specific risks our businesses face and the level of risk that we are prepared to accept in each part of our business. We have put in place robust plans for managing those risks, through elimination, avoidance or mitigation.

Our approach to each risk varies depending on the circumstances and we accept that over time, our approach towards each risk might change as our business or the external environment evolves.

During the year, the Board took the opportunity as part of our Strategy Review to review our risk appetite in respect of our principal risks. The results of our deliberations can be summarised in the adjacent table.

CATEGORY OF RISK	RISK PARAMETERS

Strategic Moderate to high

In acquiring and developing new products and business models, moving into adjacent markets and technologies, organically or through acquisitions, and implementing innovative pricing strategies, we have a moderate to high tolerance for risk. We are willing to take certain risks in pursuit of innovation and new business.

Operational Low to moderate

In operating our business, managing our suppliers, keeping control of inventory and managing our talent and our facilities, we have a low to moderate tolerance for risk. We aim to be as efficient as possible and adopt a cautious approach, but recognise that we need to take certain risks in order to take full advantage of the opportunities open to us.

Financial Low	We recognise that sound financial controls are necessary in order to manage our business as effectively as possible. We therefore have a low tolerance for risk relating to financial controls and require all our operations to comply with our minimum acceptable practices.

Compliance Extremely low

In complying with laws and regulations and in matters relating to bribery and corruption, product safety and patient and employee safety, we have an extremely low tolerance for risk. Whilst we attempt to eradicate this risk completely, we recognise that, as in any human system, compliance failures may occur. We will respond to issues as they arise and will reassess our business scope where needed, if we judge there to be risk in these areas, which we can’t manage.

Risk Management Activities in 2015

FINANCIAL REPORTING COUNCIL CHANGES

–	We reviewed the Financial Reporting Council changes to the Corporate Governance Code.

–	In May, Deloitte assisted us in reviewing our risk management programme in light of these changes.

–	In July 2015, the Audit Committee considered the recommendations from this review and how best to incorporate these changes into the Company’s processes.

–	This work was followed up in October 2015, when the Audit Committee further considered the reporting requirements around risk.

RISK APPETITE

–	We spent time at the Strategy Review meeting in September re-appraising our risk appetite for each of our principal risks.

–	We undertook a ‘black swan’ exercise, thinking about possible, yet unlikely, risks which could have a major impact on the Group were they to occur.

–	In December 2015, the Board Development Session focused on risk management and we further developed our tolerance for each risk.

DEEP DIVES

–	In December 2015, the Audit Committee conducted a deep-dive into the processes to manage IT and Cyber Security risks as a follow up to work undertaken in 2014.

–	The deep dives planned for 2016 are; dependency on single source or single site product supply; product quality and liability; and pricing and reimbursement.

PRINCIPAL RISKS AND RISK MANAGEMENT

–	We have expanded the annual certification to the Chief Executive Officer on compliance with policies provided by all senior division management to include risk management.

–	We have agreed to develop Key Risk Indicators (‘KRI’) to provide information on the status of key risks and to assist with tracking on a regular basis.

–	We have taken further risk specific actions, which are detailed in the risk table on pages 44 to 48.

Since the year end, in February 2016, the Board has reviewed the effectiveness of the risk management process, considering the principal risks, actions taken by management to manage those risks and the Board’s risk appetite in respect of each risk. The Board considered that the risk management process was effective. We recognise that this is an ongoing process and work will continue in 2016 and beyond to ensure that this remains the case.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	43

Our risk management process

The following chart shows how our risk management process is an integral part of our business. Individual risk owners within the business areas carry out day-to-day risk management activities within the framework established by the risk management office, including the identification of risks, undertaking risk assessments and implementing mitigating actions. These activities are reviewed by internal audit and other control functions, which provide assurance to the Group Risk Committee chaired by the Chief Executive and then to the Board and its committees.

44	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
PRINCIPAL RISKS

Our approach to risk continued

The principal risks we have identified

We have developed a detailed risk matrix, which is designed to rate any given risk. We rate our risks according to the likelihood of occurrence and the impact. The potential impact is assessed using the criteria below and others relating to matters such as Legal and other impacts:

Financial	Reputation	Regulatory and environment & safety	Business interruption
HIGH

Significant profit impact or significant reduction of market value	Extensive US/EU national/ international media scrutiny	Product withdrawal or non-approval of key product; forced closure of critical facilities; material safety or environmental failures	Interruption to critical activities for long term
MEDIUM

Moderate profit impact or reduction in market value	Short-term national (non US/EU) media coverage and disruption to stakeholder confidence	Key product delayed or withdrawn for intermediate period; short-term environmental damages	Interruption to critical activities in short-term
LOW

Low impact to revenue profit or market value	Localised annoyance/ concern/ complaints; no media coverage	Regulatory action with fewer issues, smaller products involved; minor injuries or environmental impact	Impact can be absorbed within normal business operations

The following pages provide an overview of what the Board considers to be our principal risks together with the actions management is taking to address them. These are the risks, which could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. Additional detail may be found on pages 171 and 174 under ‘Group Risk Factors’.

PRODUCT PORTFOLIO DEVELOPMENT

The medical devices industry has rapid new product innovation. The sustainability of our business depends on finding and developing suitable products and solutions to meet the needs of our customers and patients to support long-term growth and securing appropriate protection for and defending our intellectual property.

Underlying risks	Actions taken by management

–  Insufficient innovation due to low R&D investment, R&D skills gap or poor product development execution.

–  Competitors may introduce a disruptive technology or business model.

–  Competitors may obtain patents or other intellectual property rights that affect the Group’s competitive position.

–  Failure to receive regulatory approval to commercialise a pipeline product successfully.

–  Claims by third parties regarding infringement of their intellectual property rights.

–  Processes are focused on identifying new products and potentially disruptive technologies and solutions.

–  Increasing prioritisation and allocation of funds for research and development.

–  Pursuing business development opportunities, which augment our portfolio.

–  Implementing efficient processes to roll new products out to consumers.

–  Proactively clearing new products from competitive patents and monitoring pending competitor patent applications.

–  Monitoring of external market trends and collation of customer insights to develop product strategies.

Actions during 2015
– Acquisitions of Blue Belt technologies and distributorships in Russia and Colombia. – Progressed the implementation of the SYNCERA business model.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	45

ACQUISITIONS AND BUSINESS DEVELOPMENT

Failure to identify appropriate business development opportunities, to deliver value from our acquisitions or to integrate them effectively into the Group will impact our ability to achieve expected financial returns and lead to loss of reputation.

Underlying risks	Actions taken by management

–  Failure to identify appropriate acquisitions.

–  Ineffective acquisition due diligence.

–  Inflated forecasts or projections leading to over-valuation of transaction.

–  Failure to embed Group standards, policies and financial controls quickly enough following acquisition.

–  Integration process may identify practices that need to be ceased to meet Group standards.

–  Failure to learn from past actions.

–  Acquisition activity is aligned with corporate strategy and prioritised towards products, franchises and markets identified to have the greatest long-term potential.

–  Clearly defined investment appraisal process based on return on capital, in accordance with Capital Allocation Framework.

–  Undertaking detailed and comprehensive cross-functional due diligence prior to acquisitions.

–  Implementing consistent integration processes designed to identify and mitigate risks in the early stages post completion.

–  Early embedding of our desired standards of compliance with laws, internal policies and controls.

–  Comprehensive post-acquisition review programme.

Actions during 2015

–  Thorough due diligence undertaken for the acquisitions of Blue Belt Technologies and the distributorships on Colombia and Russia.

–  Comprehensive Integration programme continued for the acquisition of ArthroCare in 2014.

–  Post-acquisition review template revised to enable acquisitions to be evaluated on consistent basis.

GOVERNMENT ACTION, PRICING AND REIMBURSEMENT PRESSURE

The success of our business depends on governments providing adequate funding to meet increasing demands arising from demographic trends. The prices we charge are therefore impacted by budgetary constraints, economic and political considerations, fluctuations in exchange rates and our ability to persuade governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness.

Underlying risks	Actions taken by management

–  Reduced reimbursement levels and increasing pricing pressures.

–  Reduced demand for elective surgery.

–  Lack of compelling health economics data to support reimbursement requests.

–  Government policies favouring lower prices and locally sourced products.

–  Political upheavals prevent selling of products, receiving remittances of profit from a member of the Group or future investments in that country.

–  Economic downturn impacts demand and collections.

–  Trading margin will be impacted when the currencies in our manufacturing countries (US, UK, Costa Rica and China) strengthen against the currencies in the rest or the world where our products are exported.

–  Developing innovative economic product and service solutions for both Established and Emerging Markets, such as SYNCERA.

–  Maintaining an appropriate breadth of portfolio and geographic spread to mitigate exposure to localised risks.

–  Incorporating health economic components into the design and development of new products.

–  Emphasising value propositions tailored to specific stakeholders and geographies through strategic investment and marketing programmes.

–  Optimising cost to serve to protect margins and liberate funds for investment.

–  Holding prices within acceptable ranges through global pricing corridors.

–  Transacting forward foreign currency commitments when firm purchase orders are placed to reduce exposure to currency fluctuations.

Actions during 2015

–  Launch of SYNCERA business model in Established Markets and commenced development of the SYNCERA range of mid-tier products in Emerging Markets.

–  Established Strategic Marketing programmes to develop the economic proposition to back the clinical data.

46	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
PRINCIPAL RISKS

Our approach to risk continued

BUSINESS OPERATIONS, SUPPLY CHAIN AND BUSINESS RECOVERY

Our business depends on purchasing materials, efficient manufacturing, controlled inventory management and the timely supply of our products to our customers. Some of our key products are reliant on one production facility or one supplier for raw materials, components, finished products and packaging materials.

Underlying risks	Actions taken by management

–  Failure or performance issues at a critical/single source facility or supplier of key products or services may impact revenues or profits.

–  If a key facility were rendered unusable by a catastrophe, or we lost a number of leaders or employees in a catastrophe, business plans and targets may not be met.

–  Over production of product inventory and instruments sets may occur due to inadequate portfolio planning.

–  If we fail to properly manage our inventory and financial controls around inventory we may become overcapitalised or inaccurately forecast and report data.

–  Ensuring emergency and incident management and business recovery plans are in place at major facilities and for key products and key suppliers.

–  Validating second source for critical components or products.

–  Undertaking of risk based review programmes for critical suppliers.

–  Enhancing travel security and protection programme.

–  Developing improved regional inventory metrics to drive efficiency and harmonise demand signals with factory capacity constraints.

–  Managing continued reduction in SKUs through product phase outs and formal review of slow moving and obsolete inventory.

Actions during 2015

–  Appointed new dedicated President of Global Operations and strengthened the supply chain organisation.

IT SYSTEM DISRUPTION AND CYBER CRIME

Our business is heavily dependent on the integrity of our IT systems and the management of information. At the same time, cyber crime is growing exponentially in frequency and sophistication and many IT systems are exposed to these threats.

Underlying risks	Actions taken by management

–  IT systems which support our business may be disrupted by man-made or natural forces or in the process of upgrades or new process implementation.

–  A severe IT service interruption, a cyber attack, the unauthorised access to or a misuse of sensitive information could disable critical systems and cause loss of sensitive data with major impact for the Company, including substantial revenue or profit loss as well as material reputational damage.

–  Continuously improving the stability and reliability of IT systems and infrastructure.

–  Ensuring IT disaster and data recovery plans are in place to support overall business continuity plans.

–  Global management framework for the control and reporting of access to our critical IT systems.

–  Following HMG GCHQ guidance, implementing the Cyber security roadmap with oversight from the Group Cyber Security Steering Committee.

–  Continuously improving controls relating to mobile device and removable media, network security and monitoring and malware protection and secure configuration.

–  Policies covering the protection of both business and personal information and the uses of IT systems by our employees.

–  Comprehensive IT security training programmes in place for employees.

–  Controls in place around the secure transmission of data.

Actions during 2015

–  Board undertook a ‘deep dive’ into IT security and cyber crime in December 2015, reviewing the plans we have in place to tackle cyber crime.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	47

TALENT RETENTION AND ORGANISATIONAL CHANGE

Our people are critical to the success of our business and we need to attract, motivate and retain the best talent we can, not only for our current needs, but also looking ahead to the organisation of the future. We therefore need effective succession planning at all levels and support for employees through periods of organisational change.

Underlying risks	Actions taken by management

–  Poor retention of high performing and high potential staff could jeopardise achieving objectives.

–  Failure to ensure proactive talent management is undertaken effectively may result in business disruption.

–  Failure to support executives and employees affected through periods of organisational change could result in sub-optimal performance.

–  Operating robust talent systems and processes with focus on identifying key roles and successors.

–  Operating robust performance management programme, which includes regular performance reviews, underpinned by a common set of values.

–  Enhancing hiring process with rigorous screening and checks.

–  Running annual talent review process the results of which are reported up to the Board to aid discussions on succession planning.

–  Designing competitive management incentive packages.

–  Holding annual managing directors’ meeting and CEO Forum for high potential managers to encourage and develop internal talent.

Actions during 2015

–  Results of talent management process fed into the organisational changes implemented at the end of 2015.

–  Coached Senior Executives and managers on how to manage effectively through change.

–  Comprehensive change management programme rolled-out at multiple levels across the organisation.

–  Further embedded succession planning of key roles at all levels.

PRODUCT SAFETY, QUALITY, REGULATION AND LITIGATION

Many of our products are designed to be implanted or used within the human body. Product safety and quality is therefore of critical importance. National regulatory authorities enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products and may also inspect for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing practice regulations.

Underlying risks	Actions taken by management

–  Defects in design or manufacturing products sold by the Group could lead to product recalls or product removal or result in loss of life or major injury, with negative financial and reputational impacts.

–  If there is significant non-compliance with policy, regulations and standards governing products and operations regarding registration, manufacturing, distribution, sales and marketing, then we could suffer fines and impacts to reputation.

–  Failure in the design or manufacture of products supplied to the Company can impact the quality of products sold by the Company.

–  Failure to obtain proper approvals for new or changed technologies, products or processes can result in product and registration deficiencies.

–  Failure to implement programmes and supporting resources to ensure product quality and regulatory compliance.

–  Failure to manage, process, respond to and analyse customer complaints and adverse event data could lead to further deficiencies and loss of reputation.

–  Ensuring that we have comprehensive product quality processes and controls from design to customer supply.

–  Ensuring that ‘design for manufacture’ is embedded into product development.

–  Reviewing product safety and complaint data.

–  Standardising and monitoring compliance with Group quality management and practices through Global Quality Assurance Regulatory Assurance organisation.

–  Incident management teams in place to respond in the event of an incident relating to patient safety.

Actions during 2015

–  Appointed new dedicated President of Global Operations and strengthened the quality and regulatory function.

–  Improved performance of facilities undergoing audits by Federal Drug Administration.

48	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
PRINCIPAL RISKS

Our approach to risk continued

REPUTATION, ETHICS, BRIBERY AND CORRUPTION

There is increasing public scrutiny of ethics in business and ‘doing the right thing’ has become part of our licence to operate. Business practices in the healthcare industry are subject to increasing scrutiny by government authorities in many countries. We are also expected to have in place strong compliance programs under global anti-corruption laws and US healthcare laws.

Underlying risks	Actions taken by management

–  Failure to act in an ethical manner consistent with our code of conduct can lead to reputational damage.

–  Violation of global anti-corruption and healthcare laws.

–  Cultures in certain geographies and in acquired businesses may not fully support the Group’s code of conduct.

–  Failure to conduct adequate due diligence or to integrate appropriate internal controls into recently acquired businesses.

–  An instance of fraud could severely impact our finances and our reputation.

–  Serious compliance breach by employee or third party in an individual geography could threaten our ability to continue to operate in that geography.

–  Leadership from the top with Ethics & Compliance Committee at Board and Executive level overseeing our ethical and compliance practices.

–  All employees globally are required to certify compliance with our Code of Conduct and Global Policies and Procedures which provide guidelines for ethical behaviour and controls for significant compliance risks.

–  Training programmes in place for employees and third parties with ethical and compliance responsibilities and monitoring and auditing programmes to verify implementation.

–  Independent reporting channels for employees and third parties to report concerns in confidence.

–  Compliance risks included as part of due diligence reviews, integration plans and reporting for acquisitions.

–  Controls in place to detect and prevent fraud.

Actions during 2015

–  Active engagement in due diligence and integration projects for acquisition of Blue Belt technologies, and the distributorships in Russia and Colombia.

–  Established ‘spotlight on trust’ programme to recognise employees.

–  Implemented detailed additional compliance standards to distributors and agents.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	49

Our Viability Statement

During the year, the Board has carried out a robust assessment of the principal risks affecting the Company, particularly those which could threaten the business model. These risks and the actions being taken to manage or mitigate them are explained in detail on pages 44 to 48 of this Annual Report.

Having assessed the principal risks, the Board has determined that we have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2016. We have chosen a period of three years, as the detailed Strategic Plan, which we approve each year at our Strategy Review in September, is also for a three-year period. We also review longer-term plans for five and ten years, but our detailed review focuses on a three-year period.

In reaching this conclusion, we have undertaken the following process:

–	The Audit Committee reviewed the risk management process at their meetings in February and July, receiving presentations from the Chief Compliance and Risk Officer, which explained the processes followed by management in identifying and managing risk throughout the business.

–	As part of the annual Strategy Review in September, the Board considered and discussed the principal risks which could impact the business model over the next three years and discussed with the management team how each of these risks were being managed and mitigated.

–	We have undertaken a robust assessment of those risks that would threaten our business model, future performance, solvency or liquidity of the Company, including its resilience to the threats to its viability posed by those risks in severe but plausible scenarios. We are satisfied that we have robust mitigating actions in place as detailed on pages 44 to 48 of this Annual Report.

–	We recognise however that the long-term viability of the Company could also be impacted by other as yet unforeseen risks or that the mitigating actions we have put in place could turn out to be less effective than intended.
–	Therefore where appropriate, stress and sensitivity analysis of these risks was carried out to evaluate the impact of a severe but plausible combination of risks actually occurring and consider whether additional financing would be required. This assessment included quantitative and qualitative analyses.

–	We have considered and discussed a report from the Chief Financial Officer setting out the terms of our current financing arrangements and potential capacity for additional financing.

Based on this analysis, the Directors have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

Our conclusion is based on our current Strategic Plan approved by the Board in September 2015, having regard to longer-term strategic intentions, yet to be formulated in detail. However, we operate in a changing marketplace, which might cause us to adapt our Strategic Plans during the three-year period. In responding to changing external conditions, we will continue to evaluate any additional risks involved which might impact the business model.

By order of the Board, 24 February 2016

Susan Swabey

Company Secretary

50	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR BOARD OF DIRECTORS

Governed by a Board with a wealth of skills

Roberto Quarta (66)

Chairman

Joined the Board in December 2013 and appointed Chairman following election by shareholders at the April 2014 Annual General Meeting. He was also appointed Chairman of the Nomination & Governance Committee and a Member of the Remuneration Committee on that day.

Career and Experience

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career as a manager trainee at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc, where he was a divisional Chief Executive. Between 1985 and 1989 he was Executive Vice President of Hitchiner Manufacturing Co. Inc., where he helped the company to expand internationally. He returned to BTR plc in 1989 as Divisional Chief Executive, where he led the expansion in North America and was appointed to the main board. From here he moved to BBA Aviation plc, as CEO from 1993 to 2001 and then as Chairman, until 2007. He has held several board positions, including Non-Executive Director of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous Chairmanships include Italtel SpA, Rexel S.A. and IMI plc. He is currently Chairman of WPP plc. He is a partner at Clayton Dubilier & Rice and a member of the Investment Committee of Fondo Strategico Italiano SpA.

Skills and Competencies

Roberto’s career in private equity brings valuable experience to Smith & Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and Chairman of a number of UK and international companies. Since his appointment as Chairman in April 2014, he has conducted a comprehensive review into the composition of the Board and its Committees, and conducted the search for new Non-Executive Directors resulting in the appointment of Vinita Bali in 2014, Erik Engstrom and Robin Freestone during 2015.

Nationality

 American/Italian

Olivier Bohuon (57)

Chief Executive Officer

Joined the Board and was appointed Chief Executive Officer in April 2011. He resigned as a Member of the Nomination & Governance Committee on 4 February 2016.

Career and Experience

Olivier has had a highly successful career in the pharmaceutical industry. He holds a doctorate from the University of Paris and an MBA from HEC, Paris. His career has been truly global. He started his career in Morocco with Roussel Uclaf S.A. and then, with the same company, held a number of positions in the Middle East with increasing levels of responsibility. He joined Abbott in Chicago as head of their anti-infective franchise with Abbott International, before becoming Pharmaceutical General Manager in Spain. He subsequently spent 10 years with GlaxoSmithKline, rising to Senior Vice President & Director for European Commercial Operations. He then re-joined Abbott as President for Europe, became President of Abbott International (all countries outside of the US), and then President of their Pharmaceutical Division, which was a $20 billion business, encompassing manufacturing, R&D and commercial operations. He joined Smith & Nephew from Pierre Fabre, where he was Chief Executive.

Skills and Competencies

Olivier has extensive international healthcare leadership experience within a number of significant pharmaceutical and healthcare companies. His global experience provides the skillset required to innovate a FTSE 100 company with a deep heritage and provide inspiring leadership. He is a Non-Executive Director of Virbac group and Shire plc.

Nationality

 French

Julie Brown (53)

Chief Financial Officer

Joined the Board as Chief Financial Officer in February 2013.

Career and Experience

Julie is a graduate, Chartered Accountant and Fellow of the Institute of Taxation. She qualified with KPMG before working with AstraZeneca plc, where she served as Vice President Group Finance, and ultimately, as Interim Chief Financial Officer. Prior to that she undertook Commercial and Strategic roles and was Regional Vice President Latin America, Marketing Company President AstraZeneca Portugal, and Vice President Corporate Strategy and R&D Chief Financial Officer. In both Julie’s country and regional roles, trading margins increased significantly, improving the efficiency and profitability of the business. Her experience encompasses many areas of the healthcare value chain including Commercial, Operations, R&D and Business Development. She has led multi-billion dollar cost saving and restructuring programmes in Operations, R&D and the Commercial organisations and led major refinancing programmes, including the issuance of $2 billion US bonds. Julie has fulfilled two Non-Executive Directorships with the NHS in the UK and the British Embassy. She is nominated for election as a new member of the Board of Directors of Roche Holding Ltd and Chair of the Audit Committee at the Annual General Meeting on 1 March 2016.

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

Nationality

 British

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	51

Vinita Bali (60)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in December 2014 and Member of the Remuneration Committee and Ethics & Compliance Committee on 1 April 2015.

Career and Experience

Vinita holds an MBA from the Jamnalal Bajaj Institute of Management Studies, University of Bombay and a Bachelor’s Degree in Economics from the University of Delhi. She commenced her career in India with the Tata Group, and then joined Cadbury India, subsequently working with Cadbury Schweppes plc in the UK, Nigeria and South Africa. From 1994, she held a number of senior global positions in marketing and general management at The Coca-Cola Company based in the US and South America, becoming President of the Andean Division in 1999 and Vice-President, Corporate Strategy in 2001. In 2003, she joined the consultancy, Zyman Group, LLC as Managing Principal, again based in the US. Vinita was Managing Director and Chief Executive Officer of Britannia Industries Limited, a leading Indian publicly listed food company, from 2005 to March 2014. Currently, Vinita is Non-Executive Director of Syngenta AG, Titan Company Ltd and CRISIL (Credit Rating Information Services of India) Ltd. She is also Chair of the board of GAIN (Global Alliance for Improved Nutrition) and a member of the Advisory Board of PwC India.

Skills and Competencies

Vinita has an impressive track record of achievement with blue-chip global corporations in multiple geographies including India, Africa, South America, the US and UK, all key markets for Smith & Nephew. Additionally, her strong appreciation of customer service and marketing brings deep insight to Smith & Nephew as we continue to develop innovative ways to serve our markets and grow our business.

Nationality

Indian

Ian Barlow (64)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in March 2010, Chairman of the Audit Committee in May 2010 and Member of the Ethics & Compliance Committee in October 2014.

Career and Experience

Ian is a Chartered Accountant with considerable financial experience both internationally and in the UK. He was a Partner at KPMG, latterly Senior Partner, London, until 2008. At KPMG, he was Head of UK tax and legal operations, and acted as Lead Partner for many large international organisations operating extensively in North America, Europe and Asia. Ian’s previous appointments include Non-Executive Director and Chairman of the Audit Committee of PA Consulting Group and Non-Executive Director of Candy & Candy. He was Chairman of WSP Group plc, Think London, the inward investment agency and The Racecourse Association Ltd. He is currently Lead Non-Executive Director chairing the Board of Her Majesty’s Revenue & Customs, Non-Executive Director of The Brunner Investment Trust PLC, Non-Executive Director of Foxtons Group plc and a Board Member of the China-Britain Business Council.

Skills and Competencies

Ian’s longstanding financial and auditing career and extensive board experience add value to his role as Chairman of the Audit Committee. This has been particularly useful during 2015 as KPMG have undertaken their first year as our new external auditor. His appointment as a member of the Ethics & Compliance Committee has proved useful in coordinating the oversight role of both committees. His work for a number of international companies gives added insight when reviewing our global businesses.

Nationality

British

The Rt. Hon Baroness

Virginia Bottomley

of Nettlestone DL (67)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in April 2012 and Member of the Remuneration Committee and Nomination & Governance Committee in April 2014.

Career and Experience

Virginia gained her MSc in Social Administration from the London School of Economics following her first degree. She was appointed a Life Peer in 2005 following her career as a Member of Parliament between 1984 and 2005. She served successively as Secretary of State for Health and then Culture, Media and Sport. Virginia was formerly a director of Bupa and Akzo Nobel NV. She is currently a director of International Resources Group Limited, member of the International Advisory Council of Chugai Pharmaceutical Co., Chancellor of University of Hull and Sheriff of Hull and Trustee of The Economist Newspaper. She is the Chair of Board & CEO Practice at Odgers Berndtson.

Skills and Competencies

Virginia’s extensive experience within government, particularly as Secretary of State for Health brings a unique insight into the healthcare system both in the UK and globally, whilst her experience on the Board of Bupa brings an understanding of the private healthcare sector and an insight into the needs of our customers. Her experience running the Board practice at a search firm gives her a valuable skillset as a member of the Nomination & Governance Committee and Remuneration Committee. Her long association with Hull, the home of many of our UK employees also brings an added perspective.

Nationality

British

52	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR BOARD OF DIRECTORS

Erik Engstrom (52)

Independent Non-Executive Director

Appointed Non-Executive Director on 1 January 2015 and Member of the Audit Committee.

Career and Experience

Erik is a graduate of the Stockholm School of Economics (BSc) and of the Royal Institute of Technology in Stockholm (MSc). In 1986, he was awarded a Fulbright scholarship to Harvard Business School, from where he graduated with an MBA in 1988. Erik commenced his career at McKinsey & Company and then worked in publishing, latterly as President and Chief Operating Officer of Random House Inc. and as President and Chief Executive Officer of Bantam Doubleday Dell, North America. In 2001, he moved on to be a partner at General Atlantic Partners, a private equity investment firm focusing on information technology, internet and telecommunications businesses. Between 2004 and 2009 he was Chief Executive of Elsevier, the division specialising in scientific and medical information and then from 2009 Chief Executive of RELX Group.

Skills and Competencies

Erik has successfully reshaped RELX Group’s business in terms of portfolio and geographies. He brings a deep understanding of how technology can be used to transform a business and insight into the development of new commercial models that deliver attractive economics. His experience as a CEO of a global company gives him valuable insights as a member of our Audit Committee.

Nationality

Swedish

Robin Freestone (57)

Independent Non-Executive Director

Appointed Independent Non-Executive Director and Member of the Audit Committee and the Remuneration Committee on 1 September 2015.

Career and Experience

Robin graduated with a BA in Economics from The University of Manchester and later qualified and commenced his career as a Chartered Accountant at Deloitte (Touche Ross). He held a number of senior financial positions throughout his career at ICI PLC between 1984 and 1995, then Henkel Ltd from 1995 to 2000 and Amersham plc from 2000 to 2004. Robin was the Deputy Chief Financial Officer and then later the Chief Financial Officer of Pearson PLC between 2006 and August 2015, where he was heavily involved with the transformation and diversification of Pearson. His other Non-Executive Directorships include Moneysupermarket.com Group PLC and Cable and Wireless Communications plc, where he is also Senior Independent Director and Chairman of the Audit Committee. Robin sits on the Board of ICAEW as an Advisory Group Member, Financial Reporting Faculty and is a member of the CBI Economic Growth Board. He was previously Non-Executive Director at eChem Ltd from 2000 to 2014 and Deputy Chairman of the 100 Group until 2015, having been Chair from 2012 to 2014.

Skills and Competencies

Robin has been a well-regarded FTSE 100 Chief Financial Officer who has not only been heavily involved with transformation and diversification, but also the healthcare industry at Amersham, where his acquisition experience will be of value to Smith & Nephew as it continues to grow globally and in different markets. He brings financial expertise and insight to the Audit Committee and an understanding of how to attract and retain talent in a global business to the Remuneration Committee.

Nationality

British

Michael Friedman (72)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in April 2013 and Chairman of the Ethics & Compliance Committee in August 2014.

Career and Experience

Michael graduated with a Bachelor of Arts degree, magna cum laude from Tulane University and a Doctorate in Medicine from the University of Texas Southwestern Medical Center. He completed postdoctoral training at Stanford University and the National Cancer Institute, and is board certified in Internal Medicine and Medical Oncology. In 1983, he joined the Division of Cancer Treatment at the National Cancer Institute and went on to become the Associate Director of the Cancer Therapy Evaluation Program. Michael was most recently Chief Executive Officer of City of Hope, the prestigious cancer research and treatment institution in California. He also served as Director of the institution’s cancer centre and held the Irell & Manella Cancer Center Director’s Distinguished Chair. He was formerly Senior Vice President of research, medical and public policy for Pharmacia Corporation and also Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration. He has served on a number of Boards in a non-executive capacity, including Rite Aid Corporation. Currently, Michael is a Non-Executive Director of Celgene Corporation, Non-Executive Director of MannKind Corporation and Intuitive Surgical, Inc.

Skills and Competencies

Michael understands the fundamental importance of research, which is part of Smith & Nephew’s value creation process. His varied career in both the public and private healthcare sector has given him a deep insight and a highly respected career. In particular his work with the FDA and knowledge relating to US compliance provides the skillset required to Chair the Ethics & Compliance Committee.

Nationality

American

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	53

Brian Larcombe (62)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in March 2002, Senior Independent Director in April 2014, Member of the Audit Committee, Nomination & Governance Committee and Remuneration Committee.

Career and Experience

Brian graduated with a Bachelor’s of Commerce degree from University of Birmingham. He spent most of his career in private equity with 3i Group plc. After leading the UK investment business for a number of years, he became Finance Director and then Chief Executive of the Group following its flotation. He has held a number of Non-Executive Directorships. He is currently Non-Executive Director of Kodak Alaris Holdings Limited and Cape plc.

Skills and Competencies

Brian’s experience in private equity is particularly useful to Smith & Nephew when evaluating acquisitions and new business opportunities. His long service as a Non-Executive Director has provided continuity throughout a period of change and his corporate memory and wise counsel continues to support our Chairman. As Senior Independent Director and member of the Nomination & Governance Committee, he plays an active role in succession planning and assisted with the search for new Non-Executive Directors in 2014 and 2015.

Nationality

British

Joseph Papa (60)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in August 2008 and Chairman of the Remuneration Committee in April 2011, Member of the Audit Committee and Ethics & Compliance Committee.

Career and Experience

Joe graduated with a Bachelor of Science degree in Pharmacy from the University of Connecticut and Master of Business Administration from Northwestern University’s Kellogg Graduate School of Management. In 2012, he received an Honorary Doctor of Science degree from the University of Connecticut School of Pharmacy. He began his commercial career at Novartis International AG as an Assistant Product Manager and eventually rose to Vice President, Marketing, having held senior positions in both Switzerland and the US. He moved on to hold senior positions at Searle Pharmaceuticals and was later President & Chief Operating Officer of DuPont Pharmaceuticals and later Watson Pharma, Inc. Between 2004 and 2006, he was Chairman and Chief Executive Officer of Cardinal Health Inc. Joe is currently Chairman and Chief Executive of Perrigo Company plc, one of the largest over-the-counter pharmaceutical companies in the US.

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

Susan Swabey (54)

Company Secretary

Appointed Company Secretary in May 2009.

Skills and Experience

Susan has 30 years’ experience as a company secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered Board support, corporate governance, corporate transactions, risk, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is joint Vice-Chair of the GC100 Group, a member of the CBI Companies Committee and is a frequent speaker on corporate governance and related matters. She is also a Trustee of ShareGift, the share donation charity.

Nationality

British

54	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR LEADERSHIP TEAM

Supported by a strong leadership team

Julie Brown (53)

Chief Financial Officer

Joined Smith & Nephew in February 2013 as Chief Financial Officer. Julie is a graduate, Fellow of the Institute of Chartered Accountancy and Fellow of the Institute of Taxation. She is based in London.

Skills and Experience

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

Nationality

British

Rodrigo Bianchi (56)

President, Asia Pacific and Emerging Markets

Joined Smith & Nephew in July 2013 with responsibility for Greater China, India, Russia, Asia, Middle East and Africa, focusing on continuing our strong momentum in these regions. He is based in Dubai. With effect from 1 January 2016, Rodrigo became responsible, not only for the IRAMEA markets, but Latin America, Australia, New Zealand and Japan as well.

Skills and Experience

Rodrigo’s experience in the healthcare industry includes 26 years with Johnson & Johnson in progressively senior roles. Most recently, he was Regional Vice President for the Medical Devices and Diagnostics division in the Mediterranean region and prior to that President of Mitek and Ethicon. He started his career at Procter & Gamble Italy.

Nationality

Italian

Jack Campo (61)

Chief Legal Officer

Joined Smith & Nephew in June 2008 and heads up the Global Legal function. Initially based in London, he has been based in Andover, Massachusetts since late 2011.

Skills and Experience

Prior to joining Smith & Nephew, Jack held a number of senior legal roles within the General Electric Company, including seven years at GE Healthcare (GE Medical Systems) in the US and Asia. He began his career with Davis Polk & Wardwell LLP.

Nationality

American

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	55

Michael Frazzette (54)

Chief Commercial Officer

Joined Smith & Nephew in July 2006 as President of the Endoscopy Global Business Unit. In July 2011, he was appointed President of the Advanced Surgical Devices Division, with responsibility for the Orthopaedic Reconstructive, Trauma and Endoscopy businesses in the Established Markets. Since 2014, he has had responsibility for our commercial business in Latin America. With effect from 1 January 2016, Mike became the

Chief Commercial Officer with responsibility for oversight of all commercial activities (sales, marketing, market access, and commercial strategy) across the Company for our full line of business. He is currently based in Andover, Massachusetts.

Skills and Experience

Mike has held a number of senior positions within the US medical devices industry. He was President and Chief Executive Officer of MicroGroup, a private US manufacturer of medical devices; and spent 15 years at Tyco Healthcare becoming President of each of the Patient Care and Health Systems divisions.

Nationality

American

Elga Lohler (48)

Chief Human Resources Officer

Joined Smith & Nephew in 2002 and became Chief Human Resources Officer in December 2015. Elga leads the Global Human Resources, Internal Communication and Sustainability Functions. She is based in London.

Skills and Experience

Prior to being appointed as Chief Human Resources Officer, Elga held progressively senior positions in Human Resources at Smith & Nephew in Wound Management, Operations, and Corporate Functions and Group. Elga has more than 25 years’ Human Resources experience.

Nationality

American/South African

Diogo Moreira-Rato (55)

President, Europe and Canada

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

Nationality

Portuguese

56	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OUR LEADERSHIP TEAM

Cyrille Petit (45)

Chief Corporate Development Officer and President, Global Business Services

Joined Smith & Nephew in May 2012 and leads the Corporate Development function and from October 2015 the Global Business Services. He is based in London.

Skills and Experience

Cyrille spent the previous 15 years of his career with General Electric Company, where he held progressively senior positions beginning with GE Capital, GE Healthcare and ultimately as the General Manager, Global Business Development of the Transportation Division. Cyrille’s career began in investment banking at BNP Paribas and then Goldman Sachs.

Nationality

French

Matthew Stober (48)

President, Global Operations

Joined Smith & Nephew on 1 October 2015 with responsibility for global manufacturing, supply chain, distribution, quality assurance, regulatory affairs, direct procurement, and manufacturing IT optimisation. He is based in Memphis.

Skills and Experience

Matt has more than 25 years’ experience in healthcare manufacturing operations for global companies including Merck & Co., Inc. and GlaxoSmithKline plc. Most recently, he served as Senior Vice President, Corporate Officer and Member of the Executive Committee at Hospira Pharmaceuticals. As a senior pharmaceutical operations executive with extensive technical and cross functional experience in start-up and complex challenging environments, Matt has led global and multi-company development projects, new product launches, critical quality-related turnarounds, network rationalisations and organisational transformations. He also has extensive experience working directly with external regulatory bodies, such as the US Food and Drug Administration.

Nationality

American

Glenn Warner (53)

President, US

Joined Smith & Nephew in June 2014 with responsibility for Advanced Wound Management’s global franchise strategy, marketing and product development, as well as its US commercial business. With effect from 1 January 2016, Glenn became the President of Smith & Nephew’s US business responsible for all the US commercial business. He is based in Fort Worth.

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

Nationality

American

SMITH & NEPHEW ANNUAL REPORT 2015	www.smithandnephew.com	57

OVERVIEW

Committed to the highest standards

of corporate governance.

We maintain these standards through a clear definition of our roles, continuing development and evaluation and accountability through the work of the Board Committees.

LEADERSHIP	EFFECTIVENESS	ACCOUNTABILITY

The Board sets the tone at the top of the Company through:	The Board carries out its duties through:	The Board delegates some of its detailed work to the Board Committees:

A clear definition of the roles of the individual members of the Board

A comprehensive corporate governance framework

Defined processes to ensure the independence of Directors and the management of conflicts of interest

Regular meetings focusing on the oversight of strategy, risk, including viability and succession planning

An annual review into the effectiveness of the Board

A comprehensive programme of development activities throughout the year

Each Committee meets regularly and reports back to the Board on its activities

The terms of reference of each Committee may be found on the Company website at www.smith-nephew.com

A report from the Chairman of each Committee is included in this Annual Report

READ MORE ABOUT OUR BOARD’S LEADERSHIP ON PAGE 60	READ MORE ABOUT OUR BOARD’S EFFECTIVENESS ON PAGE 62	READ MORE ABOUT OUR BOARD’S ACCOUNTABILITY ON PAGE 68

REMUNERATION

Having a formal and transparent procedure for developing policy on remuneration for Executive Directors is crucial. Our remuneration policy aims to attract, retain and motivate by linking reward to performance. In this section you will find information on the remuneration policy approved by shareholders in 2014 and how we implemented it in 2015 and plan to implement it in 2016.

READ MORE ABOUT OUR BOARD’S REMUNERATION ON PAGE 78

The Board is committed to the highest standards of corporate governance and we comply with all the provisions of the UK Corporate Governance Code 2014 (‘the Code’).

The Company’s American Depositary Shares are listed on the New York Stock Exchange (‘NYSE’) and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities Exchange Commission (‘SEC’) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC. We shall explain in this Corporate Governance Statement and in the reports on the Audit Committee, the Nomination & Governance Committee, the Ethics & Compliance Committee and the Remuneration Committee, how we have applied the provisions and principles of the Financial Conduct Authority’s (‘FCA’) Listing Rules, Disclosure & Transparency Rules (‘DTRs’) and the Code throughout the year.

The Directors’ Report comprises pages 36 to 39, 49 to 77, 104, 113, 115, 117 and pages 171 to 194 of the Annual Report.

58	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS

Leadership

We believe the board’s composition gives us the necessary diversity, skills and experience to ensure we continue to run the business effectively and deliver sustainable growth.

Diversity

BOARD NATIONALITY

45%	19%	9%	9%	9%	9%

BRITISH	AMERICAN	FRENCH	INDIAN	ITALIAN/ AMERICAN	SWEDISH

EXECUTIVE/NON-EXECUTIVE			GENDER SPLIT

A EXECUTIVE		2	A MALE		8
B NON-EXECUTIVE		8	B FEMALE		3
C CHAIRMAN		1

Changes to the Board

INDEPENDENT NON-EXECUTIVE DIRECTORS
Joined the Board during 2015
Erik Engstrom (appointed 1 January 2015)
Robin Freestone (appointed 1 September 2015)

Experience

NON-EXECUTIVE TENURE

A LESS THAN ONE YEAR	1
B ONE TO THREE YEARS	3
C THREE TO SIX YEARS	2
D SIX TO NINE YEARS	1
E OVER NINE YEARS	1

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	59

Role of Directors

Whilst we all share collective responsibility for the activities of the Board, some of our roles have been defined in greater detail. In particular, the roles of the Chairman and the Chief Executive Officer are clearly defined.

CHAIRMAN

–	Building a well-balanced Board.

–	Chairing Board meetings and setting Board agendas.

–	Ensuring effectiveness of Board and enabling the annual review of effectiveness.

–	Encouraging constructive challenge and facilitating effective communication between Board members.

–	Promoting effective Board relationships.

–	Ensuring appropriate induction and development programmes.

–	Ensuring effective two-way communication and debate with shareholders.

–	Promoting high standards of corporate governance.

–	Maintaining appropriate balance between stakeholders.

CHIEF EXECUTIVE OFFICER

–	Developing and implementing Group strategy.

–	Recommending the annual budget and five-year strategic and financial plan.

–	Ensuring coherent leadership of the Group.

–	Managing the Group’s risk profile and establishing effective internal controls.

–	Regularly reviewing organisational structure, developing executive team and planning for succession.

–	Ensuring the Chairman and Board are kept advised and updated regarding key matters.

–	Maintaining relationships with shareholders and advising the Board accordingly.

–	Setting the tone at the top with regard to compliance and sustainability matters.

–	Day-to-day running of the business.

CHIEF FINANCIAL OFFICER

–	Supporting the Chief Executive Officer in developing and implementing the Group strategy.

–	Leading the global finance function, developing key finance talent and planning for succession.

–	Ensuring effective financial reporting, processes and controls are in place.

–	Recommending the annual budget and five-year strategic and financial plan.

–	Maintaining relationships with shareholders.

The roles of the Non-Executive Directors, Senior Independent Director and the Company Secretary are defined as follows:

NON-EXECUTIVE DIRECTORS

–	Providing effective challenge to management.

–	Assisting in development and approval of strategy.

–	Serving on the Board Committees.

–	Providing advice to management.

SENIOR INDEPENDENT DIRECTOR

–	Chairing meetings in the absence of the Chairman.

–	Acting as a sounding board for the Chairman on Board-related matters.

–	Acting as an intermediary for the other Directors where necessary.

–	Available to shareholders on matters which cannot otherwise be resolved.

–	Leading the annual evaluation into the Board’s effectiveness.

–	Leading the search for a new Chairman, if necessary.

COMPANY SECRETARY

–	Advising the Board on matters of corporate governance.

–	Supporting the Chairman and Non-Executive Directors.

–	Point of contact for investors on matters of corporate governance.

–	Ensuring good governance practices at Board level and throughout the Group.

60	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
COMPOSITION & ROLES

Leadership continued

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

The day-to-day running of the business is delegated to Olivier Bohuon, the Chief Executive Officer, and his executive team comprising the Executive Officers who are shown on pages 54 to 56.

During 2015, the Executive Officers formed the Commercial and Operations Committee which advised the Chief Executive Officer in decisions relating to the commercial and operational aspects of the business.

The Chief Executive Officer in turn delegates the day-to-day management of the Group functions and regional commercial operations divisions to the Executive Officers, who are assisted in their decision making by their own leadership teams and other committees and councils.

In 2016, the Governance structure below Board level is being revised to reflect the new organisational structure.

BOARD
|	|	|	|	|

AUDIT

COMMITTEE

Provides independent assessment of the financial affairs of the Company, reviews financial statements and controls, and the risk management process. Manages use of internal and external auditors.

	REMUNERATION COMMITTEE Determines remuneration policy and packages for Executive Directors and Executive Officers.	NOMINATION & GOVERNANCE COMMITTEE Reviews size and composition of the Board, succession planning, diversity and governance matters.	ETHICS & COMPLIANCE COMMITTEE Reviews and monitors ethics and compliance matters across the Group. Reviews and oversees quality and regulatory matters.	AD HOC COMMITTEES Ad hoc committees may be established to review and approve specific matters or projects.

Read more See page 72	Read more See page 78	Read more See page 68	Read more See page 70

CHIEF EXECUTIVE OFFICER
|	|

Supporting the Business

Various committees and groups relating to the running of the business report to the Chief Executive Officer. These groups have a dual role both advising the Chief Executive Officer and also implementing the strategy throughout the business. A number of these committees also report regularly to the Board or one of its Committees.

Investment in the Strategic Priorities

Investment in our Strategic Priorities, important for our future success, is governed through a number of committees and groups. These groups report either to the Chief Executive Officer or to one of the Executive Officers and are focused on allocating resources to and overseeing investment in the strategic priorities. Regular reports from these groups are submitted to the Board or one of its Committees.

Commercial & Operations Committee – Committee of the Executive Officers, advising the Chief Executive Officer on commercial and operational matters

Regional Leadership Teams – Implement work of regional presidents

Functional Leadership Teams – Implement work of functional presidents

Disclosure Committee – Approves all announcements (except routine regulatory matters) released to investors and to UKLA, London and New York Stock Exchanges, SEC and SOx compliance

Finance & Banking Committee – Approves banking and treasury matters, corporate structure changes, acquisition details

Group Risk Committee – Reviews risk registers and mitigation plans, reports to Board and Audit Committee

Health, Safety and Environment Leadership Team – Oversees health, safety and environment matters across Group, reports to Board on sustainability

Research & Development Council – Reviews and evaluates R&D projects, determining the allocation of resources, ensuring alignment with corporate strategy, reports regularly to the Board

Mergers & Acquisitions Council – Oversees corporate development strategy, monitors status of transactions and approves various stages of acquisition prior to presentation to Board

Capital Governance Board – Sets group level targets for capital expenditure priorities and monitors capital expenditure within the parameters set by the Board

IT Governance Board – Oversees the IT strategy and investment allocation throughout the Group, monitors IT systems and cyber security, reports regularly to the Audit Committee

Group Optimisation Steering Group – Oversees the implementation of the Group Optimisation project, reports regularly to the Board

Diversity & Inclusion Council – Implements strategies to promote diversity and inclusion across the Group

Group Benefits Committee – Oversees policies and processes relating to pension and employee benefit plans

Group Ethics & Compliance (including Quality) Committee – Monitors developments in compliance and quality matters, approves enhanced compliance programme, reports to Board Ethics & Compliance Committee

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	61

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

Brian Larcombe served as an independent Non-Executive Director for a period of 13 years, a period of time that some might regard as likely to impact his independence. We do not believe this to have been the case as throughout 2015, Brian Larcombe continued to maintain an independent view within Board discussions and his experience on the Board, wise counsel and corporate memory was valued by the rest of the Board. We have asked Brian Larcombe to remain on the Board for another year to support the Chairman during the time he will be providing additional Executive oversight whilst the Chief Executive Officer is undergoing medical treatment.

Management of Conflicts of Interest

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 23 February 2016.

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

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are permitted to participate in the discussion and a conflict is only authorised if the Board believes that it would not have an impact on the Board’s ability to promote the success of the Company in the long term. Additionally, the Board may determine that certain limits or conditions must be imposed when giving authorisation. No actual conflicts have been identified, which have required approval by the Board. However, four situations have been identified which could potentially give rise to a conflict of interest and these have been duly authorised by the Board and are reviewed on an annual basis.

Outside Directorships

We encourage our Executive Directors to serve as a Non-Executive Director of one external company. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director. Olivier Bohuon is a Non-Executive Director of Shire plc and of Virbac group and Julie Brown is nominated for election as a Non-Executive Director of Roche Holding Limited at its Annual

General Meeting on 1 March 2016. Each Director discussed their external roles with the Chairman, prior to accepting these appointments and the Chairman was satisfied that each Executive Director had the capacity for the time commitment required.

Re-appointment of Directors

In accordance with the Code, all Directors offer themselves to shareholders for re-election annually, except those who are retiring immediately after the Annual General Meeting. Robin Freestone who was appointed to the Board on 1 September 2015, will offer himself for election at the Annual General Meeting. Each Director may be removed at any time by the Board or the shareholders.

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

The Executive Directors also meet regularly with institutional investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2015, the Executive Directors held meetings with institutional investors, including investors representing approximately 43.5% of the share capital as at December 2015.

During 2015, Roberto Quarta met with investors to hear their views of the Company. He held four meetings with investors holding approximately 7.2% of the share capital.

Joseph Papa, the Chairman of the Remuneration Committee also met with key institutional investors towards the end of 2015. He held meetings with 14 investors holding around 18.4% of the share capital. These were useful discussions giving insight into current investor thinking.

Ian Barlow, the Chairman of the Audit Committee also offered to meet with institutional investors to discuss audit related matters. The meetings held with six investors holding around 5.6% of the issued share capital were interesting and useful and we welcomed some insightful comments on possible improvements to the Audit Committee Report.

Michael Friedman, the Chairman of the Ethics & Compliance Committee met with one investor during the year who was interested in understanding more about our global compliance programme and the challenges we face in this area.

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

Purchase of ordinary shares

In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled as we stated in Note 19.2 of the accounts on page 155.

62	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
RESPONSIBILITY & ACTIVITY

Effectiveness

Responsibility of the Board

The work of the Board falls into the following key areas:

STRATEGY

–	Approving the Group strategy including major changes to corporate and management structure.

–	Approving acquisitions, mergers, disposals, capital transactions in excess of $50 million.

–	Setting priorities for capital investment across the Group.

–	Approving annual budget, financial plan, five-year business plan.

–	Approving major borrowings and finance and banking arrangements.

–	Approving changes to the size and structure of the Board and the appointment and removal of Directors and the Company Secretary.

–	Approving Group policies relating to corporate social responsibility, health and safety, Code of Conduct and Code of Share Dealing and other matters.

–	Approving the appointment and removal of key professional advisers.

RISK

–	Overseeing the Group’s risk management programme.

–	Regularly reviewing the risk register.

–	Overseeing risk management processes (see pages 42 to 48 for further details).

SHAREHOLDER COMMUNICATIONS

–	Approving preliminary announcement of annual results, the publication of the Annual Report, the half-yearly report, the quarterly financial announcements, the release of price sensitive announcements and any listing particulars, circulars or prospectuses.

–	Approving the Sustainability Report prior to publication.

–	Maintaining relationships and continued engagement with shareholders.

PERFORMANCE

–	Reviewing performance against strategy, budgets and financial and business plans.

–	Overseeing Group operations and maintaining a sound system of internal control.

–	Determining the dividend policy and dividend recommendations.

–	Approving the appointment and removal of the external Auditor on the recommendation of the Audit Committee.

–	Approving significant changes to accounting policies or practices.

–	Overseeing succession planning at Board and Executive Officer level.

–	Approving the use of the Company’s shares in relation to employee and executive share incentive plans on the recommendation of the Remuneration Committee.

PROVIDING ADVICE

–	Using experience gained within other companies and organisations to advise management both within and between Board meetings.

The Schedule of Matters Reserved to the Board describes the role and responsibilities of the Board more fully and can be found on our website at www.smith-nephew.com

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	63

Board timetable 2015

JANUARY	FEBRUARY	MARCH	APRIL	MAY	JUNE	JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER

What we did

EARLY FEBRUARY

Approval of Preliminary Announcement

–	Reviewed the results for the full year 2014 and the preliminary announcement and approved the final dividend to be recommended to shareholders for approval.

–	Reviewed and approved the annual risk management report.

–	Reviewed the Group Optimisation Plan and tracked its progress.

–	Approved the Budget for 2015 and the five-year Plan for 2015 to 2020.

–	Reviewed the results of the review into the effectiveness of the Board in 2014 and agreed action points for 2015.

–	Reviewed and approved the acquisitions of Eurociencia, the Colombian distributor and DeOst, the Russian distributor.

LATE FEBRUARY

Approval of Financial Statements (by telephone)

–	Reviewed and approved the Annual Report and Accounts for 2014, having determined that they were fair, balanced and understandable.

–	Reviewed and approved the Notice of Annual General Meeting and related documentation.

EARLY APRIL

–	Prepared for the Strategic Review in September.

–	Reviewed progress of past transactions and acquisitions by management.

–	Approved the Sustainability Report.

–	Prepared for the Annual General Meeting to be held later that day.

LATE APRIL

Approval of Q1 Trading Statement (by telephone)

–	Reviewed the results for the first quarter 2015 and approved the Q1 trading statement announcement.

JULY

Approval of H1 results

–	Reviewed the results for the first half 2015 and approved the H1 announcement, having considered management’s judgement in a number of areas and approved payment of the interim dividend.

–	Received and considered a report analysing the progress of recent acquisitions against expectations at the time of acquisition.

–	Received and discussed the annual review of Group Insurances.

–	Received an update regarding the new UK site at Croxley Green Business Park in Watford, North London.

–	Received a report from Group Operations on Manufacturing.

–	Approved the appointment of Robin Freestone as a Non- Executive Director with effect from 1 September 2015.

SEPTEMBER

Strategy Review, Geneva

–	Approved the Strategic Plan for 2015 to 2020 over a two-day Strategy Review with the executive team.

–	Approved the renewal of the Directors’ and Officers’ Liability insurance.

OCTOBER

Approval of Q3 Trading Statement, Durban, South Africa

–	Reviewed the results for the third quarter 2015 and approved the Q3 trading statement announcement.

–	Received and considered the annual report from the executive team on executive Succession Planning.

–	Received an update on the business in China.

–	Received an update on our strategy in Emerging Markets.

–	Received a report on investor perceptions.

DECEMBER

Approval of Budget

–	Approved the Budget for 2016.

–	Received a report on the Capital Structure.

–	Conducted Deep Dive into Cyber Security Risk.

–	Received reports on Europe region with particular focus on Iberia.

64	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
RESPONSIBILITY & ACTIVITY

Effectiveness continued

We also agreed to approve the 2015 final budget and dispose of certain trademarks to Smith & Nephew (Overseas) Ltd, a subsidiary entity of Smith & Nephew plc by written resolution.

Since the year end, we have also approved the Annual Report and Accounts for 2015 and have concluded that, taken as a whole, they are fair, balanced and understandable. We have approved the Notice of Annual General Meeting, recommended the final dividend to shareholders and have received and discussed the report on the effectiveness of the Board in 2015.

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

Board and Committee Attendance

Director	Board Meetings (8 meetings)	Audit Committee Meetings (7 meetings)	Remuneration Committee Meetings (5 meetings)	Nomination & Governance Committee Meetings (2 meetings)	Ethics & Compliance Committee Meetings (4 meetings)
Roberto Quarta[1]	7/8	–	5/5	2/2	–
Olivier Bohuon	8/8	–	–	2/2	–
Julie Brown	8/8	–	–	–	–
Vinita Bali[2]	7/8	–	3/3	–	3/3
Ian Barlow	8/8	7/7	–	–	4/4
Virginia Bottomley[3]	7/8	–	5/5	2/2	–
Erik Engstrom[4]	7/8	6/7	–	–	–
Robin Freestone[5]	3/3	2/2	2/2	–	–
Michael Friedman	8/8	–	–	–	4/4
Brian Larcombe	8/8	7/7	5/5	2/2	–
Joseph Papa[6]	6/8	6/7	5/5	–	3/4

1	Roberto Quarta was unable to attend one Board call due to a prior appointment.
2	Vinita joined the Ethics & Compliance and the Remuneration Committees from 1 April 2015. She was unable to attend one Board meeting due to a meeting arranged prior to being appointed.
3	Virginia Bottomley was unable to attend one Board meeting due to a prior appointment.
4	Erik Engstrom was appointed to the Board and Audit Committee on 1 January 2015. He was unable to attend one Board and one Audit Committee meeting due to a meeting arranged prior to being appointed.
5	Robin Freestone was appointed to the Board and Audit and Remuneration Committees on 1 September 2015.
6	Joseph Papa was unable to attend the April Board and October Board, Audit and Ethics & Compliance Committee meetings due to his company holding emergency meetings.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	65

  Board Effectiveness Review

The Board Effectiveness Review in 2015 was externally facilitated by Belinda Hudson of Independent Audit, who had undertaken the previous external review in 2012. Independent Audit has no other business relationship with the Company or any member of the Board. Following an initial planning meeting with the Chairman and Company Secretary, she reviewed the minutes and papers of the Board and Committee meetings over the previous year. She then interviewed each member of the Board, the Company Secretary, the External Auditor and a number of other Senior Executives, who regularly interacted with the Board and its Committees. She also attended and observed the Board meeting in December 2015.

In January 2016, she prepared a report, detailing her findings. This report was shared with the Chairman and the rest of the Board. The Chairman then discussed the findings with each member of the Board and collectively at a meeting with the Non-Executive Directors and the Company Secretary.

She concluded that “the Board appears to have a much better understanding of all the issues and challenges that Smith & Nephew faces than in the past. It has remained supportive throughout while providing a good degree of challenge to the thinking of the executives” and commented that the “Board was on a good trajectory and becoming increasingly effective.” She highlighted the benefits of the refreshing of the Board that had taken place over the previous 18 months, noting that this had led to a new level of energy and dynamism as well as fresh thinking and input, a better balanced Board, a better focus on strategy and a stronger focus on exercising oversight of risk, better relationships and better informed discussion on succession planning.

Suggested Improvements

She did however recommend some key ways in which the Board could become more effective. The Board has discussed these recommendations and have agreed the following actions for 2016:

–	Further opportunities to be identified to enable greater engagement with the Non-Executive Directors for them to provide input on matters brought before the Board.

–	The development of a programme for Non-Executive Directors to get to know the business better outside the scheduled Board visits.

–	Continuous review of the Board agenda to ensure sufficient time is devoted to HR and people related matters, risk and mitigations and the innovation pipeline.

  The areas for attention identified in the 2014 review have been addressed as follows:

ACTIONS IDENTIFIED	ACTION TAKEN

Make more effective use of the annual Board Planner to ensure that all key strategic issues were timetabled appropriately throughout the year.

The annual Board planner and the format of the Board agendas were redesigned during the year. This has resulted in a more logical flow of matters being discussed at each Board meeting with more time spent on matters of greater strategic importance and less on routine matters.

Encourage the executive team to access the diverse competencies of the Non-Executive Directors more between Board meetings.

Opportunities have been taken by the executives to access the specialist skills of some of the Non-Executive Directors during the year, particularly in the areas of risk management, cyber security and in-country knowledge of certain territories. However, the Board and the executive team recognised that this is an area which could be developed further in 2016.

Continue the practice of inviting members of the executive team to present regularly to the Board.

At each Board meeting during the year, there was a presentation by members of the executive team on relevant topics. This has enabled the Non-Executive Directors to meet and get to know key members of the executive team, which is helping with succession planning.

66	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
RESPONSIBILITY & ACTIVITY

Effectiveness continued

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

In 2015, we particularly focused on the new reporting requirement to include a Viability Statement and the consequent changes we would make to the way we monitored risks throughout the Group.

New Directors receive tailored induction programmes when they join the Board. In 2015, Vinita Bali continued her induction programme with a series of meetings with key Senior Executives, a visit to our site in Hull and attendance at some orthopaedic operations in India. Erik Engstrom and Robin Freestone also commenced their induction programmes during the year, meeting with key Senior Executives. All Non-Executive Directors are encouraged to visit our overseas businesses, if they happen to be travelling for other purposes. Our local management teams enjoy welcoming Non-Executive Directors to their business and it emphasises the interest the Board takes in all our operations. The Chairman regularly reviews the development needs of individual Directors and the Board as a whole.

Development activities

The following development sessions covering both the Smith & Nephew business and wider market issues were held during the year:

APRIL

– Presentation from WPP on innovation trends in the Global Healthcare market.

JULY

– Presentation from our Auditor, KPMG on MegaTrends which were likely to impact business in coming years.

SEPTEMBER

– Presentation from Boston Consulting Group on trends in healthcare.

– Presentations from the entire executive team as part of the Board’s Strategy review.

– Board discussion on Risk as part of the Board’s Strategy discussions.

OCTOBER

– Visit to the Company’s site in Durban, South Africa and meetings with the South African executive team.

–  Series of presentations from our South African management team on the challenges faced by the business in South Africa, our strategy and initiatives to meet these challenges and an update on progress made since the previous year.

DECEMBER

–  Internally facilitated workshop on Risk Management programme focusing on Group’s principal risks, the Board’s risk appetite and tolerance for each risk, mitigation actions and resultant net risks post mitigation.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	67

Succession Planning

The Board is responsible for ensuring that there are effective succession plans in place to ensure the orderly appointment of directors to the Board, as and when vacancies arise. The report from the Nomination & Governance Committee on pages 68 to 69 explains the process the Board and the Nomination & Governance Committee followed in 2015 to build a balanced board for the future in undertaking the search for new Non-Executive Directors.

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

By order of the Board, on 24 February 2016

Roberto Quarta

Chairman

68	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOMINATION & GOVERNANCE COMMITTEE REPORT

Accountability

NOMINATION & GOVERNANCE
COMMITTEE

CURRENT MEMBERS IN 2015
Roberto Quarta
Committee Chairman
Brian Larcombe
Senior Independent Non-Executive Director
Virginia Bottomley
Independent Non-Executive Director
Olivier Bohuon[1]
Chief Executive Officer
1 Olivier Bohuon has ceased to be a member of this committee with effect from 4 February 2016.
KEY ACTIVITIES
Reviewed the composition of the Board and made recommendations to the Board regarding the appointment of Directors.
Oversaw governance aspects of the Board and its Committees.
Recommended the appointment of Robin Freestone to the Board, Remuneration and Audit Committees.
Recommended the appointment of Independent Audit to conduct external Board evaluation.

2016 FOCUS
Recommend to the Board ways of addressing any issues raised in the external Board evaluation.

Dear Shareholder,

I am pleased to present the 2015 report of the Nomination & Governance Committee.

Role of the Nomination & Governance Committee

Our work falls into the following two areas:

Board Composition

–	Reviewing the size and composition of the Board.

–	Overseeing Board succession plans.

–	Recommending the appointment of Directors.

–	Monitoring Board diversity.

Corporate Governance

–	Overseeing governance aspects of the Board and its Committees.

–	Overseeing the review into the effectiveness of the Board.

–	Considering and updating the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.

–	Monitoring external corporate governance activities and keeping the Board updated.

–	Overseeing the Board Development Programme and the induction process for new Directors.

The terms of reference of the Nomination & Governance Committee describe our role and responsibilities more fully and can be found on our website.

FIND IT ON OUR WEBSITE WWW.SMITH-NEPHEW.COM

Activities of the Nomination & Governance Committee in 2015 and since the year end

In 2015, we held two physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary also attended by invitation. In between each meeting, various discussions were held between members of the Nomination & Governance Committee and the external search agent. Our programme of work in 2015 was as follows:

EARLY FEBRUARY

Activities related to the year end

– Considered and approved the re-appointment of Directors who had completed three or six years’ service and the annual appointment of Directors serving in excess of nine years.

– Reviewed the composition of each committee and approved the appointment of Vinita Bali to the Remuneration and Ethics & Compliance Committees.

– Reviewed and noted the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.

– Considered and discussed the results of the annual review into the effectiveness of the Board.

– Approved the appointment of The Zygos Partnership recruitment consultant.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	69

JULY

Appointment of Robin Freestone

– Reviewed the short list of candidates for the position of Non-Executive Director and discussed the outcome of meetings already held with potential candidates.

– Agreed to recommend to the Board that Robin Freestone be appointed Non-Executive Director with effect from 1 September 2015.

– Commenced the appointment for the external Board Evaluation process.

Since the year end, we have also discussed the future structure of the Board. In particular, we recommended to the Board that Brian Larcombe remains in place as Senior Independent Director in order to support me as Chairman, should I be required to provide additional executive oversight during the Chief Executive Officer’s period of illness.

We also agreed that Olivier Bohuon would cease to be a member of this committee, recognising that some shareholders believe that the Chief Executive Officer should not sit on the Nomination & Governance Committee. He will continue to attend and contribute to discussions at our meetings, as we value his input particularly when discussing succession planning.

Non-Executive Directors

During 2015, Erik Engstrom and Robin Freestone joined the Board on 1 January 2015 and 1 September respectively. In selecting these new Board members, we continued the process we started in 2014, which had identified the skills and experiences we needed on the Board to implement our Strategy over the next five years. The process we followed in 2015 was as follows:

–	The analysis in 2014 had identified that we needed one more Board member with financial expertise gained as Chief Financial Officer of a FTSE 100 company.

–	The Nomination & Governance Committee selected Zygos to undertake the search for a new Non-Executive Director with financial expertise.

–	Zygos prepared a long list of candidates satisfying one or more of the above criteria and Brian Larcombe and I met with them to discuss the long list and select a short list of suitable candidates.

–	Members of the Nomination & Governance Committee and Ian Barlow, Chairman of the Audit Committee then met individually with a number of candidates.

–	The Nomination & Governance Committee agreed to recommend that the Board appoint Robin Freestone as Non-Executive Director because of his experience as Chief Financial Officer of Pearson plc and previous experience of the Healthcare industry at Amersham plc.

Zygos does not perform any other services for the Company and we are satisfied that the advice is objective and independent.

Diversity

We aim to have a Board which represents a wide range of backgrounds, skills and experiences. We also value a diversity of outlook, approach and style in our Board members. We believe that a balanced Board is better equipped to consider matters from a broader perspective and therefore come to decisions that have considered a wider range of issues and perspectives than would be the case in a more homogenous Board. Diversity is not simply a matter of gender, ethnicity or other easily measurable characteristic. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical adherence to governance or regulatory matters to understand the business in which we operate. It needs some members with a long corporate memory and others who bring new insights from other fields. There needs to be both support and challenge on the Board as well as a balance of gender, commercial and international experience. When selecting new members for the Board, we take these considerations into account, as well as professional background. A new Board member needs to fit in with their fellow Board members, but also needs to provide a new way of looking at things.

In 2012, we stated that our expectation would be that by 2015, 25% of our Board would be female and we have met this expectation. 27% of our Board is female. We do not regard this as a fixed percentage as the number of Board members will fluctuate from time to time and we would not necessarily expect to replace any retiring Director with a new Director of the same gender. We will still continue to appoint Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender.

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

Roberto Quarta

Chairman of the Nomination & Governance Committee

70	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
ETHICS & COMPLIANCE COMMITTEE REPORT

Accountability continued

ETHICS & COMPLIANCE
COMMITTEE

CURRENT MEMBERS IN 2015
Michael A. Friedman
Committee Chairman
Ian Barlow
Independent Non-Executive Director
Joseph Papa
Independent Non-Executive Director
Vinita Bali (from 1 April 2015)
Independent Non-Executive Director

KEY ACTIVITIES
Reviewed ethics and compliance processes and practices across the Group.
Oversaw quality and regulatory matters.
Monitored significant compliance, quality and regulatory issues or failures as they arise.

2016 FOCUS
Enhance oversight of quality and regulatory matters, including review of data for trends and patterns and proactively working to minimise associated risks.
Continue to focus on compliance issues within the context of our growth in Emerging Markets organically and through acquisitions.
Continue to enhance the compliance processes and practices of our third party distributors.

Dear Shareholder,

I am pleased to present the 2015 report of the Ethics & Compliance Committee.

Role of the Ethics & Compliance Committee

Our work falls into the following two general areas:

Ethics & Compliance

–	Overseeing ethics and compliance programmes.

–	Monitoring ethics and compliance policies and training programmes.

–	Reviewing compliance performance based on monitoring, auditing and internal and external investigations data.

–	Reviewing allegations of significant compliance issues.

–	Overseeing the Group’s internal and external communications relating to ethics and compliance matters.

–	Reviewing external developments and compliance activities.

–	Receiving reports from the Group’s Ethics & Compliance Committee meetings and from the Chief Compliance Officer and the Chief Legal Officer.

Quality Assurance and Regulatory Assurance (‘QARA’)

–	Overseeing the processes by which regulatory and quality risks relating to the Company and its operations are identified and managed.

–	Receiving and considering regular functional reports and presentations from the President of Global Operations, SVP of Quality Assurance and other Officers.

The terms of reference of the Ethics & Compliance Committee describe our role and responsibilities more fully and can be found on our website.

FIND IT ON OUR WEBSITE WWW.SMITH-NEPHEW.COM

Activities of the Ethics & Compliance Committee in 2015 and since the year end

In 2015, we held four physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal Officer, the Chief Compliance Officer and the QARA Officers also attended by invitation. Our programme of work in 2015 included the following:

FEBRUARY

–	Noted that the final self-monitoring report had been filed with the SEC and DOJ together with a certification of compliance.

–	Received an update regarding the newly-structured Quality Assurance and Regulatory Assurance function. This function now provided a quarterly update to the Committee.

–	Noted the ‘Culture of Quality’ survey had been undertaken across all employees to measure employee ownership, peer involvement, message credibility and leadership emphasis.

–	Noted the implementation of detailed Additional Compliance Standards for distributors and sales agents.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	71

APRIL

–	Successful completion of performance under the three-year FCPA settlement agreements and closure of matter.

–	Noted expansion of monitoring programme whereby regional compliance officers conducted periodic compliance checks.

–	Noted the US Food and Drug Administration (‘FDA’) inspections undertaken in St Petersburg, Curaçao, Aarau, Tuttlingen and Andover.

JULY

–	Noted management review of updated compliance risk register.

–	Monitoring of compliance in China and other developing markets and key actions undertaken.

–	Noted the data published under the US Sunshine Act regarding the Company and its competitors.

OCTOBER

–	Noted the results of annual manager training.

–	Monitored the compliance integration plan for the Russian acquisition.

–

Received a report from the SVP Quality Assurance and Regulatory Assurance on the activities of the QARA function, reviewing the quality and regulatory challenges faced across the Company and initiatives to address them.

At each meeting we noted and considered the activities of compliance and enforcement agencies and investigation of possible improprieties. We also reviewed a report on the activities of the Group Ethics & Compliance Committee and reviewed the progress of the Global Compliance Programme.

Since the year end, we have also reviewed the work of the Group Ethics & Compliance Committee meeting held in November 2015, considered the compliance implications of recent acquisitions and continued our oversight of the Quality Assurance and Regulatory Assurance function.

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

The Code of Conduct includes our whistle-blower policy, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law). Individuals can also report any concern to their direct manager or a manager in Compliance, Legal or Human Resources. All calls and contacts are investigated and the appropriate action taken, including reports for senior management or the Board, where warranted. As stated in the Code of Conduct, we also enforce our non-retaliation policy with respect to anyone who makes a report in good faith. The Ethics & Compliance Committee is advised of potentially significant improprieties from time to time, and the Company’s response.

In 2015, we continued to work to enhance the employee compliance training programme. New employees receive training on our Code of Conduct (‘Code’), and we assign annual compliance training to employees. In 2015, we also introduced, developed and piloted a face to face course for new managers, supplementing the on-line manager certification training.

Compliance Programme for Third Parties

We continually review our compliance programme as it relates to third party sellers (such as distributors and sales agents), particularly in higher risk markets. This programme includes due diligence, contracts with compliance terms and compliance training. To increase oversight, we have augmented compliance standards and monitoring programmes in 2015.

Our oversight of third party sellers included site assessments to check compliance controls and monitoring visits to review books and records.

We also have controls over other third parties engaged by us to provide services other than selling our products, such as customs, registration and travel agents. We have established a policy and process requiring that managers prioritise our oversight of third parties and take appropriate steps, including performing a risk assessment, conducting due diligence and assigning training, based on third party type and risk profile.

Compliance implications around acquisitions

In support of strategic acquisition activity across the Group, we undertake comprehensive due diligence evaluation prior to acquisition and implement compliance integration plans from the point of executing the acquisition. This is to ensure that new businesses are integrated into the Smith & Nephew compliance culture as soon and consistently as possible and that all new employees are immediately made aware of how we do things at Smith & Nephew.

Oversight of Quality Assurance and Regulatory Assurance Function

In 2014, the Committee assumed responsibility for oversight of the Quality Assurance and Regulatory Affairs Function (‘QARA’). Product safety is at the heart of our business and regulatory authorities across the world enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. The QARA function carries out work in the area of Quality Management systems in our manufacturing activities.

The Committee approved the QARA Three Year Plan and the QARA Audit Plans for 2015 and 2016. During the year, we reviewed the results of the QARA audits undertaken during the year, approved follow up actions and monitored progress made to address these actions.

We also reviewed the results of inspections carried out by the US Food and Drug Administration (‘FDA’) and other regulators and monitored the progress of improvement work required following some of these inspections using a dashboard, which highlighted progress being made against objectives. We also monitored the work being undertaken to help manufacturing sites prepare for future inspections.

We also reviewed the results of a ‘Culture of Quality’ survey undertaken across all employees measuring the culture of quality against four key drivers – employee ownership, peer involvement, message credibility and leadership emphasis.

Michael A. Friedman

Chairman of the Ethics & Compliance Committee

72	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
AUDIT COMMITTEE REPORT

Accountability continued

Dear Shareholder,

It’s been a year of positive change for the Audit Committee during 2015. We have welcomed Erik Engstrom and Robin Freestone to the Committee. They both have strong FTSE 100 backgrounds – Robin Freestone was previously a Chief Financial Officer – and they provide a fresh perspective to the Committee.

Following the audit tender during 2014 and the appointment of KPMG LLP in April 2015, the Committee oversaw a smooth transition from the former auditor. This process included KPMG LLP ‘shadowing’ EY LLP through the 31 December 2014 year end audit process, along with attendance at Group Audit Committee meetings before their formal appointment.

This was supplemented by KPMG LLP performing detailed audit planning activities at all the Group’s material operating locations throughout the summer and a review of EY LLP audit files at major locations.

This is the first time in Smith & Nephew’s history as a listed company that we have changed our audit firm. Bringing in a new firm to conduct our audit has brought fresh energy to the role; risk areas have been reassessed and new questions asked. This has not been without challenge, and has required the Group to invest significantly more resources and time, especially in this first year. However, we are pleased with the way in which the change has been managed and the output of a robust audit.

At our half-year meeting we received a detailed audit plan for the 2015 financial year from KPMG LLP identifying their audit scope, planning materiality and their assessment of key risks. The audit plan for the 2015 financial year provided a different style, with further depth and coverage including 78% of Group’s revenue and 95% of adjusted Group profit before tax.

We undertook a number of non-routine items during the year, which have provided debate and progression for the Company, including:

–  Discussion of the risk framework as part of the 2015 Strategy Review. This led to further work, which enabled the completion of the first 2015 Viability Statement. This process was also reviewed by the Audit Committee.

–  A deeper review of SOx work, in particular in our Emerging Markets, and following the implementation of COSO 2013, which was first applicable in 2014.

–  The Minimum Acceptable Practices (‘MAPs’) were launched in December 2014 and are our minimum control procedures and best practices. They have become a standardised process across the Group and additional support has been provided to the team to ensure completion of these by year end.

–  Monitoring of the Finance Transformation project throughout 2015 to ensure its risks were mitigated and timeline remained on track.

–  Following the appointment of a new Head of Internal Audit in 2014, the scope and depth of the reviews across the business increased during 2015. This has led to increased oversight by the Audit Committee on issues such as the consequences on the China business and its governance framework of the slow down of the Chinese economy, and internal controls in newly acquired distributors.

–  Reviewed the development of the process for monitoring the results and performance of acquisitions.

–  We received a regulatory enquiry during the year. Following explanation from Julie Brown, our Chief Financial Officer and her team, this matter was dealt with to our satisfaction.

Ian Barlow

Chairman of the Audit Committee

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	73

AUDIT COMMITTEE
CURRENT MEMBERS IN 2015
Ian Barlow
Committee Chairman and designated financial expert
Erik Engstrom (from 1 January 2015)
Independent Non-Executive Director
Robin Freestone (from 1 September 2015)
Independent Non-Executive Director and financial expert.
Brian Larcombe
Senior Independent Non-Executive Director
Joseph Papa
Independent Non-Executive Director

KEY ACTIVITIES
Undertook independent assessment of the financial affairs of the Company.
Oversaw system of control and risk management throughout the Group.
Undertook detailed work to support the Board’s approval of the financial results.

2016 FOCUS
Monitor the roll-out of enhanced SOx controls and MAPs to ensure consistently applied financial controls across the Group, particularly in Emerging Markets.
Continue to develop the process to monitor the results and performance of acquisitions.

Role of the Audit Committee

Our work falls into the following five areas:

Financial Reporting

–	Reviewing significant financial reporting judgements and accounting policies and compliance with accounting standards.

–	Ensuring the integrity of the financial statements and their compliance with UK and US statutory requirements.

–	Ensuring the Annual Report and Accounts are fair, balanced and understandable and recommending their adoption by the Board.

–	Monitoring announcements relating to the Group’s financial performance.

Internal Controls

–	Monitoring the effectiveness of internal controls and compliance with the UK Corporate Governance Code 2014 and the Sarbanes Oxley Act, specifically sections 302 and 404.

–	Reviewing the operation of the Group’s risk management processes and the control environment over financial risks.

Risk Management

–	On behalf of the Board, reviewing and ensuring oversight of the processes by which risks are managed, through regular functional reports and presentations, and report any issues arising out of such reviews to the Board.

–	Reviewing the process undertaken and deep-dive work required to complete the Viability Statement.

Fraud and Whistle-blowing

–	Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing.

–	If required, receiving reports of fraud incidents.

Internal Audit

–	Agreeing internal audit plans and reviewing reports of internal audit work.

–	Monitoring the effectiveness of the internal audit function.

–	Reviewing the control observations made by the internal auditor, the adequacy of management’s response to recommendations and the status of any unremediated actions.

External Audit

–	Overseeing the Board’s relationship with the external auditor.

–	Monitoring and reviewing the independence and performance of the external auditor and evaluating their effectiveness.

–	Making recommendations to the Board for the appointment or reappointment of the external auditor.

The terms of reference of the Audit Committee describe our role and responsibilities more fully and can be found on our website, where further information can be found for permitted non-audit services.

FIND IT ON OUR WEBSITE WWW.SMITH-NEPHEW.COM

74	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
AUDIT COMMITTEE REPORT

Accountability continued

Activities of the Audit Committee

in 2015 and since the year end

In 2015, we held five physical meetings and two meeting by telephone. Each meeting was attended by all appointed members of the Committee. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the Head of Internal Audit , the external auditor (both the incumbent and also KPMG from the December 2014 meeting, until formal appointment at the Annual General Meeting on 9 April 2015), and key members of the finance function, the Company Secretary and Deputy Company Secretary also attended by invitation. We also met with the external auditor and the internal auditor without management present. Our programme of work in 2015 was as follows:

EARLY FEBRUARY

Approval of Preliminary Announcement

– Reviewed the results for the full year 2014 and the preliminary announcement and recommended them for adoption by the Board.

– Approved the decision to submit Quarterly Trading Reports instead of full Quarterly Reporting.

– Reviewed the effectiveness of financial controls and of the risk management process and concluded they were operating effectively.

– Reviewed compliance with UK Corporate Governance and US Corporate Governance.

– Received the Internal Audit Report and approved the Internal Audit progress report for 2015.

– Received the Quality Assurance Report and approved the Quality Assurance work programme for 2015.

– Received the fraud report and reviewed whistle-blowing procedures.

– Confirmed the independence of KPMG as external auditor before its formal appointment within professional and regulatory standards, following a rigorous review during the tender process.

– Approved EY external audit fees and the policy for approval of KPMG non-audit tax fees and noted fees paid to other major audit firms.

LATE FEBRUARY

Approval of Financial Statements (by telephone)

– Reviewed and approved the Annual Report and Accounts for 2014, having agreed that they were fair balanced and understandable, and recommended them for adoption by the Board.

– Considered the effectiveness of the external auditor and concluded that their work had been effective.

– Reviewed the implementation progress for Minimum Acceptable Practices for the Finance function and other control initiatives.

EARLY APRIL

– Private meeting held with the external auditor.

– Reviewed the control themes and observations of the external auditor and concluded there was nothing of significance.

– Approved the Sustainability Report and its verification process.

– Received a corporate governance update for 2015 corporate reporting.

– Reviewed the implementation progress for Minimum Acceptable Practices for the business and Finance function and other control initiatives.

– Reviewed the Progress Report from Internal Audit which included an update on the status of the 2015 Internal Audit Plan.

LATE APRIL

Approval of Q1 Trading Statement (by telephone)

– Reviewed the Q1 2015 Trading Report and approved the Q1 announcement.

– Approved the Company’s policy and report on Conflict Minerals for submission to the NYSE.

JULY

Approval of H1 results

– Private meeting with the internal auditor.

– Reviewed the results for the first half 2015 and approved the H1 announcement.

– Reviewed the Progress Report from Internal Audit which included an update on the status of the 2015 Internal Audit plan.

– Reviewed the implementation progress for Minimum Acceptable Practices for the Finance function and other control initiatives.

– Received the fraud report and reviewed whistle-blowing procedures.

– Considered the Company’s response to the changing reporting requirements on risk following the implementation of the UK Corporate Governance Code 2014.

– Reviewed and approved the external auditor’s Integrated Audit Plan for 2015.

– Received governance updates on the going concern and viability statements for 2015.

– Private meeting with the external auditor.

OCTOBER

Approval of Q3 Trading Statement

– Reviewed the results for Q3 2015 and approved the Q3 Trading Statement.

– Reviewed the Progress Reports from the external auditor on Q3 2015 and from Internal Audit on their work.

– Approved the process for ensuring the Board could coordinate the risk management programme and conclude that it was effective.

– Reviewed the progress of recent transactions against expectations at the time of the acquisition.

DECEMBER

Review of Functional Reports

– Received and discussed a report on the Finance Transformation project and reports from the Group Treasurer and the Chief Information Officer on IT security risk.

– Received an update on SOx testing and Minimum Acceptable Practices.

– Received a report from the Internal Audit function focusing on China.

– Reviewed the Internal Audit Plan for 2016.

– Reviewed and approved the layout and design of the Annual Report 2016.

– Reviewed the process being undertaken to support the making of the Viability Statement.

– Considered and approved critical accounting policies and judgements in advance of the 2015 year end.

– Received an update from KPMG on the external audit and preliminary SOx findings.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	75

Since the year end, we have also reviewed the Annual Report and Accounts for 2015 and have concluded that taken as a whole, they are fair balanced and understandable and have advised the full Board accordingly. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 10 to 11, risks and the key performance indicators and their link to the strategy.

Significant matters related to the financial  statements

We considered the following key areas of judgement in relation to the 2015 accounts and at each half-year and quarterly trading report, which we discussed in all cases with management and the external auditor:

VALUATION OF INVENTORIES

A feature of the orthopaedic business model (whose finished goods inventory makes up 79% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of product, including large and small sizes have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation.

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 21% at 31 December 2015 (21% as at 31 December 2014). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

LIABILITY PROVISIONING

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur, and the amount and timing of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or if new facts come to light. The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important.

Our action

As members of the Board, we receive regular updates from the Chief Legal Officer. These updates form the basis for the level of provisioning. As disclosed in Note 3 a charge of $203 million has been recorded in respect of potential liabilities. This arises from the Group’s portfolio of modular metal-on-metal hip products. This has resulted in a provision being carried forward of $185 million as of 31 December 2015. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions, including the number of claimants and projected value of each settlement. Aside from the developments in relation to metal-on-metal, the other legal judgements have not moved materially during the year, with some cases having been resolved, and some new matters arising. We have determined that the proposed levels of provisioning at year end of $74 million included within ‘legal and other provisions’ in Note 17.1 in 2015 ($74 million in 2014) were appropriate in the circumstances.

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

Our action

We reviewed management’s reports on the key assumptions with respect to goodwill, acquisition intangible assets and investments in associates – particularly the forecast future cash flows and discount rates used to make these calculations. We noted the impairment charge of $51m that has been recorded in 2015 the principal component of which related to the Oasis brand. Based on our challenge of the key assumptions we concurred with management that the amount of impairment is appropriate. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.

TAXATION

Provisioning for potential current tax liabilities and the level of deferred tax asset recognition in relation to accumulated tax losses are underpinned by a range of judgements about the future statutory profitability of constituent entities of the Group.

Our action

We annually review our processes and approve the principles for management of tax risks. We review quarterly reports from management evaluating existing risks and tax provisions. Based on a thorough report from management of tax liabilities and our challenge thereof of the basis of any tax provisions recorded we concluded, that the levels of provisions and disclosures were appropriate.

BUSINESS COMBINATIONS

The Group has identified ‘growth through acquisitions’ as one of its Strategic Priorities.

Our action

For completed acquisitions, we received a report from management setting out the significant assets and liabilities acquired, details of the provisional fair value adjustments applied, an analysis of the intangible assets acquired, the assumptions behind the valuation of these acquired intangible assets and the proposed useful economic life of each intangible asset class. For material acquisitions, management engage third party specialists to perform a detailed analysis, summaries of which are included in management reports. We reviewed, discussed, challenged and approved these summaries for Colombia and Russia. During 2015 we also considered and concurred with management that there had been no changes to the provisional fair values recognised in the 2014 acquisition of ArthroCare.

OPERATING SEGMENTS

Following completion of the Group’s transition to a new commercial organisational structure on 1 January 2015 the Group is now engaged in a single business activity, being the development, manufacture and sales of medical technology products and services. As the allocation of the Group’s resources are determined on a project by project basis by the Chief Operating Decision Maker (being the Commercial Operations team) the Group now has one operating segment.

Our action

In applying the requirements of the relevant accounting standard, we have reviewed management’s analysis on determining that the Group has one operating segment and agreed with the interpretation. Given the level of judgement involved we have determined that it is appropriate to include this as a significant area of judgement in our report.

We note that within the External Audit report there is a principal risk associated with the timing of revenue recognition and measurement of related reserves as required by auditing standards. We have considered this and have concluded that we have appropriate procedures and controls in place not to include this as a significant area of judgement.

76	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
AUDIT COMMITTEE REPORT

Accountability continued

External Auditor

Independence of External Auditor

The independence of our external auditor is critical for the integrity of the audit. Following a competitive tender in 2014, KPMG LLP were appointed the Company’s external auditor for the 2015 audit replacing Ernst & Young LLP who had been the Company’s auditor for a number of years. We are satisfied that KPMG LLP are fully independent from the Company’s management and free from conflicts of interest. Our Auditor Independence Policy, which ensures that this independence is maintained, is available on the Company’s website.

We believe that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded. The policy governs our approach when we require our external auditor to carry out non-audit services, and all such services are strictly governed by this policy. During 2015, fees paid to KPMG LLP, our external auditor, for non-audit work totalled $1 million, representing 25% of total audit fees. Full details are shown in Note 3.2 of the Notes to the Group accounts.

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority Order which came into effect from 1 January 2015.

Effectiveness of External Auditors

We conducted a review into the effectiveness of the external audit as part of the 2015 year end process, in line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Boards in the UK and US and determined that we were satisfied with the audit quality provided by KPMG.

Overall therefore, we concluded that KPMG had carried out their audit for 2015 effectively.

Appointment of External Auditors at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 14 April 2016 proposing the re-appointment of KPMG LLP as the Company’s Auditor and authorising the Board to determine their remuneration, on the recommendation of the Audit Committee.

Disclosure of Information to the Auditor

In accordance with Section 418 of the Companies Act 2006, the Directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the Auditor, KPMG, are unaware and the Directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the Auditor is aware of such information.

Audit and Professional Fees paid to the Auditor

Fees for professional services provided by Ernst & Young LLP and KPMG LLP (appointed from 9 April 2015), the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2015 $ million	2014 $ million
Audit	4	3
Audit-related fees	–	–
Tax	–	2
Other	1	–
Total	5	5

Any pre-approved aggregate, individual amounts up to $50,000 may be authorised by the Tax Director/Group Financial Controller respectively and amounts up to $100,000 by the Chief Financial Officer. Any individual amount over $100,000 must be pre-approved by myself as Chairman of the Audit Committee. If we require additional permitted tax services or any which exceed the amounts approved, again pre-approval by the Chairman of the Audit Committee is required.

Internal Audit

Our Internal Audit function reports directly to the Audit Committee and is headed by Jenny Morgan, Senior Vice President Internal Audit. The Internal Audit function carries out work across the Group acting as a third line of defence. The audit coverage is based on risk with the focus for

2015 being Emerging Markets, finance transformation, inventory and core financial controls systems.

During the year, they completed 33 reviews across the business. The Audit Committee receives a quarterly report of the activities of the Internal Audit function and reviews the results of the Internal Audit reports, looking in detail at any reports with unsatisfactory ratings. We also receive a quarterly report detailing any unremediated and overdue control recommendations and oversee the effective and timely remediation of any recommendations.

Of particular note in 2015 were the Internal Audit reviews conducted in China following the slowdown of the Chinese economy. Each review was discussed at The Audit Committee with presentations from Internal Audit and Executive Regional management. Remediation of agreed actions is monitored by the Audit Committee at each Committee meeting. There has been continued focus on Emerging Markets with reviews of Brazil, Mexico, India, South Korea, Malaysia and Thailand. Internal Audit also performed independent validation reviews of the implementation of the Group’s MAPs and programme assurance reviews over the Group’s SAP implementation as part of the Finance Transformation.

In 2016, we will continue to monitor Internal Audit’s scope of work and operational methods to ensure that it continues to play a full role in providing assurance over the Group’s identification and management of risk and its associated controls.

Risk Management Programme

During the year, we reviewed the Financial Reporting Council changes to the UK Corporate Governance Code and considered how these changes would impact our risk management processes and the work that we would need to undertake to enable the Board to make the Viability Statement.

We reviewed our risk management processes at our meetings in February, July and October. These reviews included a report from Deloitte, which recommended a number of suggestions for improving our risk management framework, which we shall be implementing over the next six to 12 months. One of these recommendations is the development of Key Risk Indicators to enable us to track progress in the future. We also considered reviews undertaken by our Internal Audit function into specific risks, such as IT Security and Cyber Risk and received regular reports from the Group Finance function on their findings from reviews with regard to compliance with the Sarbanes

Oxley Act.

Since the year end, we reviewed a report from the Internal Audit function into the effectiveness of the risk management programme throughout the year. We considered the principal risks, the actions taken by management to manage those risks and the Board risk appetite in respect of each risk.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	77

We concluded that the risk management process during 2015 and up to the date of approval of this Annual Report was effective. Work will continue in 2016 and beyond to continue to enhance the process.

We have reviewed the system of internal financial control and satisfied ourselves that we are meeting the required standards both for the year ended 31 December 2015 and up to the date of approval of this Annual Report. No concerns were raised with us in 2015 regarding possible improprieties in matters of financial reporting.

See pages 42 to 48 for further information on our risk management process.

Viability Statement

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on page 49.

Evaluation of Internal Controls

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15 (f) and 15d–15(f) under the US Securities Exchange Act of 1934.

There is an established system of internal control throughout the Group and our Divisions. The main elements of the internal control framework are:

–	The management of each Division is responsible for the establishment and review of effective financial controls within their Division.

–	The Group Finance manual sets out, amongst other things, financial and accounting policies and MAPS.

–	The Internal Audit function agrees an annual work plan and scope of work with the Audit Committee.

–	The Audit Committee reviews reports from Internal Audit on their findings on internal financial controls, including compliance with MAPS and from the Senior Vice President, Group Finance and the heads of the Financial Controls and Compliance, Taxation and Treasury functions.

–	The Audit Committee reviews regular reports from the Financial Controls and Compliance function with regard to compliance with the Sarbanes-Oxley Act including the scope and results of managements testing and progress regarding any remediation.

–	The Audit Committee reviews the Group whistle-blower procedures.

–	The Audit Committee received and reviewed a report on the progress of the Finance Transformation during 2015 and the mitigation of the associated risks.

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitation, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Entities where the company does not hold a controlling interest have their own process of internal controls similar to that of the Company.

This process complies with the Financial Reporting Council’s ‘Internal Control: Revised Guidance for Directors on the UK corporate governance code and additionally contributes to our compliance with the obligations under the Sarbanes-Oxley Act 2002 and other internal assurance activities.

There has been no change during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational including quality management and ethical compliance processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through the Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2015 and included the period up to the approval of this Annual Report.

The main elements of this annual review are as follows:

–	The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2015. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 23 February 2016 that the disclosure controls were effective as at 31 December 2015.

–	Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2015 in accordance with the requirements in the US under s404 of the Sarbanes-Oxley Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on their assessment, management concluded and reported that, as at 31 December 2015, the Group’s internal control over financial reporting is effective based on those criteria.

–	Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.

–	KPMG LLP. An independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as at 31 December 2015. This report appears on pages 106 to 110.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any amendments to the Code during 2015 or up until 23 February 2016. A copy of the Code of Ethics for Senior Financial Officers can be found on our website at www.smith-nephew.com.

In addition, every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

Evaluation of Effectiveness of the Audit Committee

The effectiveness of the Audit Committee was evaluated as part of the review into the effectiveness of the Board conducted at the end of 2015.

This review found that the Audit Committee was becoming increasingly effective, but recognising the increased responsibilities of the Audit Committee suggested that the time needed for each meeting could be increased.

Ian Barlow

Chairman of the Audit Committee

78	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

Remuneration

Dear Shareholder,

2015 was a successful year for the Company where we made both financial and strategic progress. The increase in underlying revenue growth, trading profit margin and adjusted earnings year-on-year reflect management’s actions to improve both our commercial performance and operational efficiency. Our performance on the measures we use in our variable pay plans was as follows:

–  Revenue at $4,634 million showed underlying growth of 4%, twice that achieved in 2014;

–  Strong trading profit led to an increase of 80bps in trading profit margin;

–  Trading cash flow was $936 million with the year trading profit to cash ratio of 85% reflecting a return to stronger cash performance levels;

–  Revenues from Emerging Markets at $715 million showed underlying growth of 11% in spite of the significant slow down in China;

–  Share price improved from 1060p to 1212p during the year.

On these five financial measures, which are reflected in our Annual Incentive Plan and in our Performance Share Plan, the Company performed well in 2015. It is against this back drop that I should like to present our Remuneration Report for 2015.

Continued Alignment

Throughout 2015, the Remuneration Committee focused on ensuring continued alignment of our remuneration arrangements with the corporate strategy and performance of the Company. The table overleaf summarises how the measures in our incentive arrangements link to our corporate objectives, which remain unchanged from last year.

Changes in 2015

During 2015, changes to the remuneration of the Executive Directors were limited to base salary increases of 3% taking effect in April 2015. These were in line with average increases awarded across the rest of the Group. There were no changes to Annual Incentive or Performance Share Plan award levels or measures, although performance targets were updated to reflect expectations going into 2015.

The other change that you will notice, in direct response to feedback from our shareholders, is the retrospective disclosure of financial targets under the Annual Incentive Plan.

In respect of performance during the year, Executive Directors received cash incentive payments ranging from 104% to 112% of target and Equity Incentive Awards ranging from 55% to 65% of salary. The 2013 Performance Share Awards vested slightly above threshold at 33.5% of maximum.

2013 – 2015 PSP Awards

For over 10 years the Smith & Nephew incentive plans have included a relative Total Shareholder Return (‘TSR’) measure, reflecting investor preferences, UK market practice and the perceived alignment of shareholder and executive interests. Over this time, the level of vesting has ranged from 0% to 88%.

As noted in my introductory comments, the Company delivered excellent TSR to our shareholders over the last three years, with an investment of £100 at the end of 2012 being worth £180 at the end of 2015. This was significantly ahead of broad market indices, both in the UK and the US, against which many of our investors compare the Company. However, against the small select group of medical devices companies in our peer group, the Company’s TSR performance was just below median.

A number of factors have contributed to this result including volatility within the peer group, which reduced to just 14 peer companies over the performance period due to acquisitions; exchange rate movements, which can have a significant impact given all but two of the peer companies are US listed; and a reduced correlation between the peer companies and Smith & Nephew in terms of size and geographic exposure.

The Remuneration Committee is of the view that this outcome does not reflect either the corporate performance delivered over the three-year performance period or the strong absolute returns experienced by shareholders. We have therefore taken the highly unusual step of exercising our discretion to permit the TSR element of the 2013 Performance Share Awards to vest at threshold (25% of the shares granted). When combined with the Free Cash Flow achievement, this gives a combined vesting of 33.5% for all participants. Further details of this decision are set out on page 86.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	79

I wish to assure shareholders that this decision was not taken lightly and the Committee was unanimous in reaching it. We considered many factors and also took the opportunity to seek the views of some of our largest shareholders towards the end of 2015, which was most helpful. Ultimately we have made a decision that we believe to be in the best interests of shareholders, reflecting the corporate performance delivered, while continuing to engage and incentivise the Company’s senior management over the longer term.

On page 86 you will see that we have revised and expanded the TSR peer group for the awards to be made in 2016 in an attempt to reduce the risk of this situation arising again in 2019. With the continued consolidation that is expected within our industry over the coming years, this is something that we will consider as part of our review during 2016 which I discuss overleaf.

Other Matters

Other matters we considered in 2015 included the remuneration arrangements for our new Executive Officers – Elga Lohler and Matt Stober. We also looked at benchmarking analyses of the remuneration arrangements for our Executive Directors and Executive Officers comparing them against the arrangements in place at other companies for executives undertaking similar roles in comparable organisations.

Looking Forward

During 2016, we shall be undertaking a thorough review of our remuneration arrangements ahead of the shareholder vote in 2017 on our Remuneration Policy. This review will cover all aspects of our remuneration, including the structure of our incentive arrangements and the measures we use within our incentive plans, the length of vesting and holding periods applicable to our long-term share plan and the competitiveness of our remuneration arrangements in attracting global talent.

The Remuneration Committee remains committed to considering and approving remuneration arrangements which link executive reward to the shareholder experience as far as possible. Thank you for your continued support.

Joseph Papa

Chairman of the Remuneration Committee

Measures in our Variable Pay Plans
FINANCIAL MEASURES IN ANNUAL INCENTIVE PLANS

Revenue, trading profit, trading cash

Link to Strategic Priorities

We need to generate cash in our Established Markets to be able to invest in Emerging Markets, innovation, organic growth and acquisitions in order to continue to grow in the future. Cash flow is therefore important and this in turn is derived from increased revenues and healthy trading profits.

BUSINESS OBJECTIVES IN ANNUAL INCENTIVE PLANS

Business process

Link to Strategic Priorities

We need to release resources from the businesses through improved structures, efficiencies and business processes in order to re-invest in our higher growth areas, including Emerging & International Markets, innovation, organic growth and acquisitions.

People Link to Strategic Priorities We need to attract and retain the right people to achieve our strategy through improving our operating model.
Customer Link to Strategic Priorities Our mission is to deliver advanced medical technologies that help healthcare professionals, our customers, improve the quality of life of their patients.
PERFORMANCE MEASURES IN OUR PERFORMANCE SHARE PLAN
Free cumulative cash flow Link to Strategic Priorities Cash flow from our Established Markets is necessary in order to fund growth in Emerging Markets, innovation, organic growth and acquisitions.
Revenue in Emerging Markets Link to Strategic Priorities Our long-term strategy depends on our ability to grow in Emerging Markets.
TSR Link to Strategic Priorities If we execute our strategy successfully, this will lead to an increased return for our shareholders.

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

The first part of the Report (pages 80 to 93) is the annual report on remuneration (the ‘Implementation Report’). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 14 April 2016. The Implementation Report explains how the remuneration policy was implemented during 2015 and also how it is currently being implemented in 2016. Pages 82 to 86 and 93 have been audited by KPMG LLP, including the tables on pages 87 to 90.

The second part of the Report (pages 94 to 102) is the Directors’ Remuneration Policy Report (the ‘Policy Report’) which was approved by shareholders at the Annual General Meeting held in 2014. The Policy Report describes our remuneration policy as it relates to the Directors of the Company. All payments we make to any Director of the Company will be in accordance with this remuneration policy. We intend that this remuneration policy will remain in place unchanged for the next year and will next be put to shareholder vote at the Annual General Meeting to be held in 2017. The level of base salary and benefits paid and performance measures shown in the Policy Report are as at 2014, when the Policy Report was approved by shareholders. Full details of any changes to these details since then, in accordance with the Policy Report are given in the Implementation Report.

80	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report

REMUNERATION
COMMITTEE

CURRENT MEMBERS IN 2015
Joseph Papa Committee Chairman
Vinita Bali (from 1 April 2015)
Independent Non-Executive Director
Virginia Bottomley
Independent Non-Executive Director
Robin Freestone (from 1 September 2015) Independent Non-Executive Director
Brian Larcombe Senior Independent Non-Executive Director
Roberto Quarta Chairman of the Board

KEY ACTIVITIES
Setting the remuneration policy and packages for Executive Directors and Executive Officers.
Approval of all share plans operating throughout the Group.

2016 FOCUS
Determination of payouts under cash incentive and long-term incentive plans vesting in 2016.
Determine targets to apply to cash incentive and share plan awards in 2016.
Review the overall structure of our remuneration policies to ensure they still support our business strategy in preparation for putting a new remuneration policy to shareholders at the 2017 AGM.

The Remuneration Committee presents the annual report on remuneration (the ‘Implementation Report’), which together with the annual statement from the Chairman of the Remuneration Committee will be put to shareholders as an advisory vote at the Annual General Meeting to be held on 14 April 2016.

Role of the Remuneration Committee

Our work falls into the following three areas:

Determination of Remuneration Policy and Packages

–	Determination of remuneration policy for Executive Directors and Senior Executives.

–	Approval of individual remuneration packages for Executive Directors and Executive Officers at least annually and any major changes to individual packages throughout the year.

–	Consideration of remuneration policies and practices across the Group.

–	Approval of appropriate performance measures for short-term and long-term incentive plans for Executive Directors and Senior Executives.

–	Determination of pay-outs under short-term and long-term incentive plans for Executive Directors and Senior Executives.

Oversight of all Company Share Plans

–	Determination of the use of long-term incentive plans and overseeing the use of shares in executive and all-employee plans.

Reporting and Engagement with shareholders on Remuneration Matters

–	Approval of the Directors’ Remuneration Report ensuring compliance with related governance provisions.

–	Continuation of constructive engagement on remuneration matters with shareholders.

The terms of reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website.

FIND IT ON OUR WEBSITE WWW.SMITH-NEPHEW.COM

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	81

Activities of the Remuneration Committee in 2015 and since the year end

In 2015, we held five physical meetings and determined three matters by written resolution. Each meeting was attended by all members of the Committee. The Chief Executive Officer, the Chief Human Resources Officer and the Senior Vice President, Global Reward, key members of the finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent Remuneration Consultants, Willis Towers Watson without management present. Our programme of work in 2015 was as follows:

EARLY FEBRUARY

Approval of salaries, awards and payouts in 2015

– Noted the financial results for 2014 against the targets under the short-term and long-term incentive plans.

– Agreed the targets for the short-term and long-term incentive plans for 2015.

– The Audit Committee joined the Remuneration Committee for both the above agenda items to answer any questions regarding audited numbers and provide assurance.

–  Approved the quantum of cash payments to Executive Directors and Executive Officers under the Annual Incentive Plan and awards under the Equity Incentive Programme and the Performance Share Programme.

– Approved the vesting of options and share awards granted in 2012 and reviewed the performance of long-term awards granted in 2013 and 2014.

– Reviewed benchmark data increases to salaries across the Group and approved salary increases for Executive Directors and Executive Officers with effect from 1 April 2015.

– Approved the text of the Remuneration Report.

LATE FEBRUARY

Final approval of the Remuneration Report (by telephone)

– Approved the final targets for the short-term and long-term incentive plans for 2015.

– Approved the final text of the Remuneration Report.

LATE JULY

Mid-year Review of Remuneration Arrangements

– Reviewed the shareholder response to the Remuneration Report at the Annual General Meeting and noted shareholders’ comments that would be addressed in this report.

– Reviewed the performance of long-term awards granted in 2013, 2014 and 2015.

– Agreed to review the basis for calculation of TSR performance given that a number of companies in the peer group had delisted.

– Reviewed adherence to shareholding guidelines by Executive Directors, Executive Officers and Senior Executives.

– Monitored dilution limits and the number of shares available for use in respect of executive and all-employee share plans.

– Reviewed and approved the business plan for the Remuneration Committee for 2015.

– Approved the termination arrangements for two departing Executive Officers and the remuneration arrangements for a new Executive Officer.

OCTOBER

– Planned the programme of engagement with shareholders on remuneration matters.

– Considered the methodology to be used for the benchmarking of base salaries for Executive Directors and Executive Officers.

– Reviewed options for addressing the loss of companies from the TSR peer group.

– Drafted the Remuneration Report for 2015.

DECEMBER

Review of Remuneration Strategy

– Reviewed and considered the principles for determining payouts under the long-term plans due to vest in 2016.

– Received a report from the Chairman of the Remuneration Committee on recent engagement with shareholders.

– Approved the Remuneration Strategy for 2016.

– Considered the timetable for the remuneration review to be conducted in 2016.

– Reviewed market data for the Executive Directors and Executive Officers prepared in accordance with the agreed methodology.

– Further considered the TSR peer group.

– Passed written resolutions approving the shareplan treatment for a deceased Senior Executive and the remuneration packages for one new and three promoted Executive Officers.

Since the year end, we have also reviewed the financial results for 2015 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee, and have agreed the targets for the short-term and long-term incentive plans for 2016. We have also approved increases to the salaries of Executive Directors and Executive Officers and determined cash payments under the Annual Incentive Plan, awards under the Equity Incentive Programme and the Performance Share Programme, and the vesting of awards under the Performance Share Programme granted in 2013. Finally, we approved the wording of this Directors’ Remuneration Report.

During the year, the Remuneration Committee received information and advice from Willis Towers Watson, an independent executive remuneration consultancy firm appointed by the Remuneration Committee in 2011 following a full tender process. They provided advice on market trends and remuneration issues in general, attended Remuneration Committee meetings, assisted in the review of the Directors’ Remuneration Report, provided market benchmark data, undertook calculations relating to the PSP performance conditions and supported a review of the TSR peer group. The fees paid to Willis Towers Watson for Remuneration Committee advice during 2015, charged on a time and expense basis was £186,683.31 in total. Willis Towers Watson also provided other human resources and compensation advice to the Company for the level below the Board. Willis Towers Watson comply with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Remuneration Committee is satisfied that their advice is objective and independent.

82	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report continued

Single total figure on remuneration

Executive Directors

	Fixed pay			Annual variable pay	Hybrid	Long-term variable pay
Director	Base salary	Payment in lieu of pension	Taxable benefits	Annual Incentive Plan – cash	Annual Incentive Plan – equity	Performance Share Plan	Share Option Plan	Total
Olivier Bohuon
Appointed 1 April 2011
2015	$1,260,594	$378,178	$228,698	$1,419,192	$825,396	$1,387,128	$0	$5,499,186
2014	$1,464,515	$439,354	$286,341	$952,318	$811,006	$2,831,587	–	$6,785,121
Julie Brown
Appointed 4 February 2013
2015	$803,116	$240,936	$29,862	$843,482	$444,954	$764,967	$0	$3,127,317
2014	$840,487	$252,146	$38,494	$470,373	$465,437	–	–	$2,066,938

The amounts for 2015 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.5281 and € to US$1.1089, and for the prior years, using exchange rates disclosed in previous years’ accounts.

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

Annual Incentive Plan – equity: the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on pages 83 to 85 of this report.

Performance Share Plan: the value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year, based on an estimated share price of 1124.69p per share, which was the average price of a share over the last quarter of 2015. The value of the 2012 share awards that vested in 2015 have now been restated with the share price on the date of actual vesting being 1128.7948p per share on 9 March 2015. The value of the 2013 Share Awards that will vest in March 2016 are calculated in the table by using the Q4 average share price of 1124.69 pence per share.

Other Items in the Nature of Remuneration: could also include All-Employee Share Plans and One-Off Awards.

Total: the sum of the above elements.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	83

Base salary

With effect from 1 April in each year, Executive Directors were paid the following base salaries, reflecting an increase of 3%:

	2014	2015
Olivier Bohuon	€1,111,782	€1,145,135
Julie Brown	£514,000	£529,420

In February 2016, we reviewed the base salaries of the Executive Directors, having considered general economic conditions and average salary increases across the rest of the Group, which have averaged at 3%. The Remuneration Committee has therefore agreed that the Executive Directors’ base salaries will increase by 3% with effect from 1 April 2016 to the following:

Olivier Bohuon	€1,179,490
Julie Brown	£545,303

Payment in lieu of pension

In 2015, both Olivier Bohuon and Julie Brown received a salary supplement of 30% of their basic salary to apply towards their retirement savings, in lieu of membership of one of the Company’s pension schemes. The same arrangement will apply in 2015.

Benefits

In 2015, both Olivier Bohuon and Julie Brown received death in service cover of seven times basic salary, of which four times salary is payable as a lump sum with the balance used to provide for any spouse and dependent persons. They also received health cover for themselves and their families, a car allowance and financial consultancy advice. Olivier Bohuon also received assistance with travel costs between London and Paris. The same arrangements will apply in 2016. The following table summarises the value of benefits on an element-by-element basis in respect of 2014 and 2015.

	Olivier Bohuon		Julie Brown
	2014	2015	2014	2015
Health Cover	£20,642	£15,040	£1,144	£1,144
Car and fuel allowance	€18,751	€21,344	£14,640	£14,640
Financial consultancy	£24,053	£95,052	£7,597	£3,758
advice	€101,926	–	–	–
Travel costs	£28,537	£20,961	£0	£0
Subscriptions	£3,473	£3,120	£0	£0

Annual Incentive Plan 2015

During 2015, 70% of the Annual Incentive Plan for Executive Directors was based on the achievement of specific financial objectives and 30% of the award depended on the achievement of specific business objectives.

Financial Objectives

The financial measures on which performance was assessed in 2015 were revenue, trading profit and trading cash. For each of these measures, the Committee determined threshold, target and maximum performance in February 2015. In February 2016, the Committee reviewed performance against each of these objectives and determined the percentage of the award which would vest in respect of each of the objectives, all as detailed in the table below.

	Threshold	Target	Maximum	Actual[1]
Revenue	$4,572m	$4,713m	$4,854m	$4,686m
Trading profit	$1,071m	$1,104m	$1,137m	$1,102m
Trading cash	$815m	$906m	$997m	$915m

1    At constant exchange rates. See page 177.

This resulted in an achievement level of 67 out of a target of 70 in respect of the financial objectives.

		Award	Award
	Weight	% of target	% of salary
Revenue[1]	30%	90%	27%
Trading profit[1]	30%	97%	29%
Trading cash[1]	10%	110%	11%
		Total	67%

1    At constant exchange rates. See page 177.

Accordingly, the following amounts have been earned by the Executive Directors in respect of their financial objectives.

Olivier Bohuon	€764,510
Julie Brown	£353,449

84	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report continued

Business Objectives

The business objectives on which performance was assessed in 2015 were business process, people and customer. For each of these measures, the Committee determined the level of expected performance in February 2015. In February 2016, the Committee reviewed performance against each of these objectives as explained in the table below. As a result of this review, the Committee determined that 45% of the target award made to Oliver Bohuon would vest in respect of these business objectives and 37.5% of the target award made to Julie Brown would vest.

BUSINESS PROCESS
Olivier Bohuon	Julie Brown

Strengthened leadership team to deliver strong commercial performance including turnaround in AWM and Europe.

Improved efficiency and agility through Group Optimisation programme, including establishing Global Business Services.

Centralised commercial execution under Chief Commercial Officer to drive commercial excellence.

Strengthened platform through distributor acquisitions in Russia and Colombia.

Delivered Group Optimisation programme ahead of plan, with $100 million of annualised benefits at year end contributing to trading profit margin improvement.

Further tax improvement, with a 90bps reduction year-on-year in the tax rate on trading results.

Improved trading profit to cash conversion ratio.

Shielded Group from transactional currency impact through hedging strategy.

PEOPLE
Olivier Bohuon	Julie Brown

Continued to drive significant change across the Company to focus on new business, growth and efficiency with strong results.

Strong leadership and communication to all employees to drive strategic alignment and performance focus.

Refined leadership structure, including centralising commercial execution under Chief Commercial Officer to drive excellence.

Extended Single Managing Director model to the US, completing global roll-out.

Established leadership forum for new managing directors.

Invested directly in talent development across the Company through CEO Forum and CEO Awards.

Contributed to the roll-out of Great Place to Work accreditation, now achieved in Spain and Italy.

Embedded finance transformation programme through the continued simplification of financial processes, system and tools.

Standardised and improved financial controls and processes across operating entities Group-wide through introduction of minimum acceptable practices (MAPs).

Improved employee development and engagement across Finance with significant moves made to develop top talent, leading training and capability development for Finance business partners and across the finance function, with finance training across the business overall.

CUSTOMER
Olivier Bohuon	Julie Brown

Integrated ArthroCare acquisition to strengthen Sports Medicine portfolio, on-track to deliver expected synergies.

Widened access to products through continued strong Emerging Markets growth despite China slow-down.

Continued to build innovative ways to anticipate customers’ changing need (e.g. Syncera).

Developed mid-tier product portfolio including acquiring trauma manufacturing in Russia.

Maintained R&D investment, strong product pipeline for 2016, improved focus through creation of R&D global function.

Acquired Blue Belt Technologies establishing strong position in robotics.

Represented the Group with investors and financial analysts at one-to-one meetings and industry conferences in the UK and abroad, receiving strong positive feedback.

Delivered improved insight into the profitability by market and customer, facilitating improved resource allocation and margin improvement.

Olivier Bohuon level of award	Julie Brown level of award
€515,310 representing 45% out of the 30% target award subject to business objectives.	£198,532 representing 37.5% out of the 30% target award subject to business objectives.

The Remuneration Committee also considered whether to apply the +/– 10 multiplier to the annual incentive assessment of Olivier Bohuon and Julie Brown and agreed that no multiplier was appropriate in respect of 2015.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	85

In summary, as a result of the financial performance described on page 83 and the performance described in the table on page 84, the Remuneration Committee determined that the following awards be made under the Annual Incentive Plan in respect of performance in 2015:

	Cash Component		Equity Component
Executive Director	% of salary	Amount	% of salary	Amount
Olivier Bohuon	112	€1,279,820	65	€744,388
Julie Brown	104	£551,981	55	£291,181

These figures are converted into dollars and included under Annual Incentive Plan (cash) and (equity) in the single figure table on page 82.

As a result of the 2015 performance assessment for both Olivier Bohuon and Julie Brown, the first tranche of the Equity Incentive Award made in 2015, the second tranche of the Equity Incentive Award made in 2014 and the third tranche of the Equity Incentive Award made in 2013 (to Olivier Bohuon only) will vest.

Annual Incentive Plan 2016

The Remuneration Committee has also reviewed the Annual Incentive Plan arrangements for 2016 and has determined that the following performance measures and weightings will apply to the financial and business objectives in 2016:

Financial Objectives	70%
Revenue	30%
Trading profit	30%
Trading cash	10%
Business Objectives	30%
Business process	10%
People	10%
Customer	10%

The Board has determined that the disclosure of performance targets at this time is commercially sensitive. These targets are determined within the context of a five-year plan and the disclosure of these targets could give information to our competitors about details of our strategy which would enable them to compete more effectively with us to the detriment of our performance. These targets however will be disclosed in next year’s Annual Report, when the Committee will discuss performance against the targets. For the financial performance measures, ‘Target’ is set at target performance as approved by the Board in the Budget for 2016. ‘Threshold’ and ‘Maximum’ are set at +/–3% from the target for revenue, at +/– 5% for the trading profit measure and at +/– 10% for the cash flow measure.

Details of awards made under the Equity Incentive Programme during 2015

Details of conditional awards over shares, granted as part of the Annual Equity Incentive Programme to Executive Directors under the rules of the Global Share Plan 2010 for their 2014 performance (awarded in 2015) are shown below. The performance conditions and performance periods applying to these awards are detailed above.

	Number of shares
Date granted	under award	Date vesting
Olivier Bohuon
9 March 2015	38,545	1/3 on 9 March 2016
		1/3 on 9 March 2017
		1/3 on 9 March 2018
Julie Brown
9 March 2015	24,711	1/3 on 9 March 2016
		1/3 on 9 March 2017
		1/3 on 9 March 2018

The precise awards granted in 2016 in respect of service in 2015 will be announced when the awards are made and will be disclosed in the 2016 Annual Report.

Performance Share Programme – 2015 grants

Performance share awards in 2015 were made to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years beginning in 2015 and will vest subject to performance and continued employment in 2018. 50% of the award will vest subject to cumulative free cash flow performance, 25% to revenue in Emerging Markets and 25% to relative TSR.

Cumulative free cash flow is defined as net cash inflow from operating activities, less capital expenditure. Free cash flow is the most appropriate measure of cash flow performance because it relates to cash generated to finance additional investments in business opportunities, debt repayments and distribution to shareholders. This measure includes significant elements of operational financial performance and helps to align Executive Director awards with shareholder value creation.

The 50% of the award that will be subject to cumulative free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1.578bn	Nil
$1.578bn	23.75%
$1.814bn	47.5%
$2.050bn or more	95%

Awards will vest on a straight-line basis between these points.

Revenue in Emerging Markets is defined as cumulative revenue over a three-year period opening 1 January 2015 from our Emerging Markets. The 25% of the award that will be subject to revenue in Emerging Market performance will vest as follows:

Revenue in Emerging Markets	Award vesting as % of salary
Below Threshold	Nil
Threshold	11.875%
Target	23.75%
Maximum or above	47.5%

It is not possible to disclose precise targets for revenue growth in Emerging Markets as this will give commercially sensitive information to our competitors concerning our growth plans in Emerging Markets, which they could use against us to launch new products and enter new markets. This would be detrimental to our business in Emerging Markets, which are key to our success overall. This target however will be disclosed in the 2018 Annual Report, when the Committee will discuss performance against the target.

25% of the award will vest based on the Company’s Total Shareholder Return (TSR) performance relative to a bespoke peer group of companies in the medical devices sector over a three-year period commencing 1 January 2015 as follows:

Relative TSR ranking	Award vesting as % of salary
Below median	Nil
Median	11.875%
Upper quartile	47.5%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The bespoke peer group for the 2015 awards comprises the following companies: Baxter International, Becton, Dickinson and Company, Boston Scientific Corporation, C. R. Bard, Coloplast A/S, CONMED Corporation, Edwards Lifesciences Corporation, Medtronic, NuVasive,

86	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report continued

Orthofix, Stryker, St Jude Medical, Wright Medical and Zimmer. Nobel Biocare and Covidien were also part of this peer group when the awards were made, but have since delisted following acquisitions.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Willis Towers Watson.

Performance Share Programme 2016

Performance share awards will be made in 2016 to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years commencing 1 January 2016 and will vest subject to performance and continued employment in 2019. Vesting will be subject to the same three performance measures as applies to the awards made in 2015.

50% of the award will vest subject to cumulative free cash flow performance, 25% to revenue in Emerging Markets and 25% to relative TSR.

The 50% of the award that will be subject to cumulative free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1,585bn	Nil
$1,585bn	23.75%
$1,822bn	47.5%
$2,059bn or more	95%

25% of the award will vest subject to revenue in Emerging Markets.

As was the case with the awards in 2015, the precise targets for revenue growth in the Emerging Markets are commercially sensitive and will be disclosed on vesting in the 2019 Annual Report.

‘Target’ is set at target cumulative revenues from Emerging Markets in the corporate plan approved by the Board for the three years commencing 1 January 2016. ‘Threshold’ and ‘Maximum’ are set at +/– 15% from target.

In response to the industry dynamics, the Committee undertook a review of the peer group to be used for the 25% of the awards subject to TSR, having used the same group for a number of years. The Committee considered a combination of factors focused on comparability to Smith & Nephew, in particular absolute size, industry and geographic presence. As a result, six new companies (Essilor International SA, Getinge AB, GN Store Nord A/S, Shire plc, Sonova Holding AG and William Demant) will be added to the peer group for awards made in 2016, with three companies removed (NuVasive, Orthofix and Wright Medical). These changes seek to ensure the peer group remains more robust over the next three years in the face of inevitable consolidation, while focusing on those companies more similar to Smith & Nephew. As part of the broader policy review for 2017, the Committee will undertake a holistic review of the remuneration programmes more generally.

The peer group for the purpose of calculating relative TSR performance will consist of the following companies: Baxter International, Becton, Dickinson and Company, Boston Scientific Corporation, C. R. Bard, Coloplast A/S, CONMED Corporation, Edwards Lifesciences Corporation, Essilor International SA, Getinge AB, GN Store Nord A/S, Medtronic, Stryker, Shire plc, Sonova Holding AG, St Jude Medical, William Demant and Zimmer Biomet.

Vesting of Awards made in 2013

Since the end of the year, the Remuneration Committee has reviewed the vesting of conditional awards made to Executive Directors under the Global Share Plan 2010 in 2013. Vesting of the conditional awards made in 2012 was subject to performance conditions based on TSR and cumulative free cash flow measured over a three-year period commencing 1 January 2013.

50% of the award was based on the Company’s TSR relative to a bespoke group of 18 medical devices companies. Our industry is one that is fast-paced and highly-evolving, and this was reflected in further consolidation during the performance period with three of the peer companies delisting due to merger and acquisition activity. This resulted in the peer group reducing to just 15 companies, meaning that relatively small differences in TSR have a significant impact on the level of vesting.

Over the three years ending 31 December 2015, the Company delivered a return of 80%, meaning an investment of £100 would now be worth £180, outperforming both the FTSE 100 (£120) and S&P 500 ($154 on an investment of $100). Against the peer group however, the Company ranked 10th, just below median.

In light of the strong absolute performance and returns delivered to shareholders coupled with the industry context, the Committee was concerned about the outcome and resolved to undertake a comprehensive review. The Committee is aware of shareholder sensitivity around the use of discretion. At the same time, the Committee recognises the importance of discretion in seeking to ensure any payments, or lack thereof, under our incentive plans align with business performance and the shareholder experience. Having spoken with some of our larger shareholders in December to obtain their views on this matter, the following points were considered:

–	TSR was clustered around median, and the Company’s TSR was just 8.5 percentage points below median, the threshold requirement for vesting.

–	The majority of companies in the 2013 peer group are listed in the US. By calculating TSR in common currency, the outcome is distorted both by the relative performance of the US Dollar and Sterling, but also the relative performance of the markets more generally, as evidenced by the FTSE 100 and S&P 500 data illustrated on the next page. Neither of these items are within the control of management. On a local (also referred to as constant) currency basis, the Company ranked at median.

–	The Company significantly out-performed broader market indices. Against the FTSE 100, an index of particular interest to many of our investors, the Company ranked above the upper quartile.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	87

In addition, the Committee took account of the Plan Rules which provide for the replacement of delisted companies with substitutes as the alternative to automatic exclusion. While the use of substitutes is uncommon in the market and some of our shareholders interpreted this to be a retrospective change, concerned by industry consolidation and reduction of the peer group from 18 to 15, the Committee resolved to consider the outcome under this approach. While the Company remained below median, the gap in TSR between the Company and the peer group median reduced to 1.7%.

On balance, the Committee determined that the default outcome under the plan did not reflect the corporate performance delivered over the three-year performance period, nor the shareholder experience of absolute returns exceeding 70%. Applying the discretion permitted to the Committee under the Plan Rules and Remuneration Policy, it was concluded that the element of the awards subject to TSR performance would be deemed to vest at threshold (25%). The Committee recognised that the use of discretion was not something to be taken lightly, but after much debate felt that this was appropriate and fair in the circumstances.

This part of the award therefore vested at 25%.

50% of the award was based on cumulative free cash flow performance. The target set in 2013 was $1,780 billion. Over the three-year period, the adjusted cumulative cash free cash flow was $1,703 billion. These adjustments include items such as Board approved M&A, including the acquisitions of Healthpoint and ArthroCare and Board approved Business Plans such as the Group Optimisation programme, the Regranex hold, the Capex plan and metal-on-metal settlements. This part of the award therefore vested at 42%.

Overall therefore, the conditional awards made in 2013 will vest at 33.5% of maximum on 7 March 2016 as follows:

Director		Date of grant	Number of shares under award at maximum	Number vesting
Olivier Bohuon		7 March 2013	240,928	80,710
Julie Brown		7 March 2013	132,866	44,510
Summary of scheme interests awarded during the financial year
	Olivier Bohuon		Julie Brown
Basis on which award is made	Number of shares	Face value	Number of shares	Face value
Annual Equity Incentive Award (see page 85)	38,545	€611,480	24,711	£282,700
Performance Share Award at maximum (see page 85)	133,156	€2,112,386	85,366	£976,600
190% base salary at maximum

Please see Policy Table on pages 96 to 97 for details of how the above plans operate. The number of shares is calculated using the closing share price on the day before the grant, which for the awards granted on 9 March 2015 was 1144p.

Details of awards made under the Performance Share Programme

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown on the next page. These awards were granted under the Global Share Plan 2010. The performance conditions and performance periods applying to these awards are detailed on page 85.

88	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report continued

	Date granted	Number of ordinary shares under award at maximum	Date of vesting
Olivier Bohuon	7 March 2013[1]	240,928	7 March 2016
	7 March 2014	180,304	7 March 2017
	9 March 2015	133,156	9 March 2018
Julie Brown	7 March 2013[1]	132,866	7 March 2016
	7 March 2014	100,688	7 March 2017
	9 March 2015	85,366	9 March 2018

1	On 2 February 2016, 67% of the award granted at maximum to Olivier Bohuon and Julie Brown lapsed following completion of the performance period.

Details of option grants under the All-Employee ShareSave Plan

Details of options held by Executive Directors under the Smith & Nephew ShareSave Plan (2012) are shown below.

Director	Date granted	Number of shares under option	Date of vesting	Exercise period	Option price
Julie Brown	17 September 2013	2,400 ordinary shares	1 November 2018	1 November 2018 to 30 April 2019	£6.25

Single total figure on remuneration

Chairman and Non-Executive Directors

Director		Basic annual fee[1]	Senior Independent Director/ Committee fee		Intercontinental travel fee			Total
	2014	2015	2014	2015	2014	2015	2014	2015
Roberto Quarta	£334,673	£400,000	N/A	N/A	£7,000	£3,500	£341,673	£403,500
Vinita Bali	£5,250	£63,000	N/A	N/A	£3,500	£17,500	£8,750	£80,500
		$6000						$6000
Ian Barlow	£66,150	£66,150	£15,000	£15,000	£7,000	£3,500	£88,150	£84,650
Virginia Bottomley	£66,150	£66,150	N/A	N/A	£7,000	£3,500	£73,150	£69,650
Erik Engstrom[2]	N/A	£66,150	N/A	N/A	N/A	£3,500	N/A	£69,650
Robin Freestone[3]	N/A	£21,000	N/A	N/A	N/A	£3,500	N/A	£24,500
Michael Friedman	$126,000	$126,000	$11,250	$27,000	$35,000	$42,000	$172,250	$195,000
Brian Larcombe	£66,150	£66,150	£10,865	£15,000	£7,000	£3,500	£84,015	£84,650
Joseph Papa	$126,000	$126,000	$27,000	$27,000	$35,000	$35,000	$188,000	$188,000

1	The basic annual fee includes shares purchased for the Chairman and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table on page 101.
2	Appointed to the Board on 1 January 2015.
3	Appointed to the Board on 1 September 2015.

Chairman and Non-Executive Director Fees

The fees paid to the Chairman and the Non-Executive Directors remained unchanged in 2015. In February 2016, the Remuneration Committee reviewed the fees paid to the Chairman and the Board reviewed the fees paid to the Non-Executive Directors and determined that with effect from 1 April, the fees paid would be as follows:

Annual fee paid to the Chairman	£412,000 of which £103,000 paid in shares (increase of 3%)
Annual fee paid to Non-Executive Directors	£68,135 of which £5,135 paid in shares (increase of 3%)
Or $129,780 of which $9,780 paid in shares (increase of 3%)
Intercontinental travel fee (per meeting)	£3,500 or $7,000 (unchanged)
Fee for Senior Independent Director and	£20,000 or $35,000 reflecting increased responsibilities.
Committee Chairman

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	89

Chief Executive Officer’s remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2014 and 2015 compared to that of employees generally is as follows:

	Base salary % change 2015	Benefits % change 2015	Annual cash bonus % change 2015
Chief Executive Officer	3	–4.5	78
Average for all employees	5	N/A	N/A

The average cost of wages and salaries for employees generally decreased by 11.6% in 2015 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

Payments made to past directors

No payments were made to former directors in the year.

Payments for loss of office

No payments were made in respect of a Director’s loss of office in 2015.

Service Contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 99 of the Policy Report.

Outside Directorships

Olivier Bohuon is a Non-Executive Director of Virbac SA and received €21,000 in respect of this appointment in 2015. He is also a Non-Executive Director of Shire Plc and received €66,491 in respect of this appointment in 2015. Julie Brown is nominated for election as a new member of the Board of Directors of Roche Holding Ltd at the Annual General Meeting on 1 March 2016, for which she will receive a fee.

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Olivier Bohuon				Julie Brown
	1 January 2015	31 December 2015	23 February 2016	[1]	1 January 2015	31 December 2015	23 February 2016	[1]
Ordinary shares	210,974	338,183	338,183	[3]	25000	42,945	56,156	[4]
Share options	0	0	0		2,400	2,400	2,400	[5]
Performance share awards[2]	688,536	554,388	474,880		233,554	318,920	275,074
Equity Incentive awards	147,114	107,142	107,142		26,497	42,377	42,377
Other awards	0	0	0		50,000	25,000	0

1	The latest practicable date for this Annual Report.
2	These share awards are subject to further performance conditions before they may vest, as detailed on pages 83 to 84.
3	The ordinary shares held by Olivier Bohuon on 23 February 2016 represent 435.2% of his base annual salary.
4	The ordinary shares held by Julie Brown on 23 February 2016 represent 122.2% of her base annual salary.
5	This option was granted under the Smith & Nephew ShareSave Plan (2012).

The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company. In addition, Olivier Bohuon holds 50,000 deferred shares. Following the redenomination of ordinary shares into US Dollars on 23 January 2006, the Company issued 50,000 deferred shares. These shares are normally held by the Chief Executive Officer and are not listed on any Stock exchange and have extremely limited rights attached to them.

90	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report continued

Beneficial interests of the Chairman and Non-Executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2015 (or date of appointment) if later	31 December 2015 (or date of retirement if earlier)	23 February 2016	[1]	Shareholding as % of annual fee	[2]
Roberto Quarta	15,136	19,765	19,765		56.9%
Vinita Bali[3]	0	6,186	6,186		108.2%
Ian Barlow	18,403	18,556	18,556		323.2%
Virginia Bottomley	18,056	18,219	18,219		317.3%
Erik Engstrom	15,000	15,140	15,140		263.7%
Robin Freestone	0	15,000	15,000		261.2%
Michael Friedman[3]	8,822	9,014	9,014		116.5%
Brian Larcombe	40,368	40,508	40,508		705.4%
Joseph Papa[3]	12,997	13,197	13,197		170.5%

1	The latest practicable date for this Annual Report.
2	Calculated using the closing share price of 1152p per ordinary share and $32.57 per ADS on 23 February 2016, and an exchange rate of £1/$1.4078.
3	Vinita Bali, Michael Friedman and Joseph Papa hold some of their shares in the form of ADS.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

Relative importance of spend on pay

The following table sets out the total amounts spent in 2015 and 2014 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2015	For the year to 31 December 2014	% change
Attributable profit for the year	$410m	$501m	-18.2%
Dividends paid during the year	$272m	$250m	8.8%
Share buyback[1]	$77m	$75m	2.7%
Total Group spend on remuneration	$1,193m	$1,237m	3.6%

1	Share buy-back programme ceased during 2014 following the acquisition of Arthrocare. Shares are bought in the market in respect of shares issued as part of the executive and employee share plans. See Note 19.2 for further information.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	91

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index is shown below in accordance with Schedule 8 to the Regulations.

Seven-year Total Shareholder Return

(measured in UK Sterling, based on monthly spot values)

However, as we compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 88), when considering TSR performance in the context of the Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Seven-year Total Shareholder Return

(measured in US Dollars, based on monthly spot values)

92	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Implementation Report continued

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous seven years:

				Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer	Single figure of total remuneration $	Annual Cash Incentive payout against maximum %	Performance shares %	Options %
2015	Olivier Bohuon	$5,499,186	75[5]	33.5	N/A
2014	Olivier Bohuon	$6,785,121[4]	43[6]	57	N/A
2013	Olivier Bohuon	$4,692,858	84	0	N/A
2012	Olivier Bohuon	$4,956,771	84	N/A	N/A
2011	Olivier Bohuon[1,3]	$7,442,191	68	N/A	N/A
2011	David Illingworth[2]	$3,595,787	37	27	27
2010	David Illingworth	$4,060,707	57	70	61
2009	David Illingworth	$4,406,485	59	46	59

1	Appointed Chief Executive Officer on 1 April 2011.
2	Resigned as Chief Executive Officer on 1 April 2011.
3	Includes recruitment award of €1,400,000 cash and a share award over 200,000 ordinary shares with a value of €1,410,000 on grant.
4	Prior years are restated to reflect amounts not known at the date of signing the previous Annual Report.
5	Calculated as 112% (actual payout) disclosed on page 85 divided by the maximum potential payout of 150%.
6	This has been restated such that it is calculated consistently to the amounts disclosed in the current year.

Implementation of remuneration policy in 2016

The Remuneration Committee proposes to make no changes to the way that the remuneration policy is implemented in 2016 from how it was implemented in 2015, other than increasing base salaries in line with salary increases across the Group, as explained on pages 83 and 88 and setting new targets for the Annual Incentive Plan and the Performance Share Programme, as explained on page 86.

Statement of voting at Annual General Meeting held in 2015

At the Annual General Meeting held on 9 April 2015, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Report were as follows:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’	533,724,308	92.09	45,839,876	7.91	579,564,184	18,275,546
Remuneration Report

Joseph Papa, Chairman of the Remuneration Committee has met with a number of shareholders in previous years to discuss remuneration matters. In December 2015, he met with shareholders holding around 18.4% of the Company’s shares to discuss the following issues:

–	Previously, the Board felt that the disclosure of the financial targets used in our Annual Incentive Plan would be commercially sensitive. However, following discussions with shareholders, we agreed to look at ways of disclosing these targets retrospectively without causing us commercial concerns. The financial targets we used in our Annual Incentive Plan for 2015 are therefore disclosed on page 83.

–	We also discussed with shareholders whether the vesting period relating to our long-term share plans should be extended from three to five years, by requiring Directors to retain and hold vested shares for a two-year period after vesting. Whilst this is exactly what our Executive Directors do, out of choice, this is not something that is currently a condition of the Performance Share Awards. The Committee has considered this further and have agreed that this is a matter, which we would prefer to address in the context of a full review of our remuneration policy, which we shall be undertaking during 2016 ahead of putting the remuneration policy to shareholders for approval in 2017.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	93

Other remuneration matters

Senior Management remuneration

The Group’s administrative, supervisory and management body (the ‘Senior Management’) is comprised for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 54 to 56.

Compensation paid to Senior Management in respect of 2015, 2014 and 2013 was as follows:

	2013	2014	2015
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$14,186,000	$12,725,000	$13,971,000
Total compensation for loss of office	$0	$2,664,000	0
Aggregate increase in accrued pension scheme benefits	$257,000	$16,000	0
Aggregate amounts provided for under supplementary schemes	$414,000	$507,000	$698,000

As at 23 February 2016, the Senior Management owned 528,367 shares and 56,970 ADSs, constituting less than 0.1% of the share capital of the Company.

Details of share awards granted during the year and held as at 23 February 2016 by members of Senior Management are as follows:

	Share awards granted during the year	Total share awards held as at 23 February 2016
Equity Incentive awards	198,497	332,925
Performance Share awards	508,650	1,271,834
Conditional share awards under the Global Share Plan 2010	9,115	38,514
Options under Employee ShareSave plans	2,675	8,940
Options under the Global Share Plan 2010	0	110,193

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

Over the previous 10 years (2006 to 2015), the number of new shares issued under our share plans has been as follows:

All-employee share plans	7,530,287 (0.84% of issued share capital as at 23 February 2016)
Discretionary share plans	36,408,270(4.07% of issued share capital as at 23 February 2016)

By order of the Board, on 24 February 2016
Joseph Papa
Chairman of the Remuneration Committee

94	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Policy Report

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

Salaries are normally reviewed annually, with any increase applying from 1 April.

Salary levels and increases take account of:

–	market movements within a peer group of similarly sized UK listed companies

–	scope and responsibility of the position

–	skill/experience and performance of the individual Director

–	general economic conditions in the relevant geographic market, and

–	average increases awarded across the Company, with particular regard to increases in the market in which the Executive is based.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	95

Maximum levels of payment	Framework in which performance is assessed

The base salary of the Executive Directors with effect from 1 April 2014 will be as follows:

–   Olivier Bohuon €1,111,782

–   Julie Brown £514,000

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

–   Olivier Bohuon €80,705

–   Julie Brown £14,400

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

Executive Directors may currently invest up to £250 per month in the UK ShareSave Plan. The Remuneration Committee may exercise its discretion to increase this amount up to the maximum permitted by the HM Revenue & Customs. Similar limits will apply in different locations.	The potential gains from all-employee plans are not based on performance but are linked to growth in the share price.

96	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

Future policy table

Executive Directors continued

How the component supports the short- and long-term strategy of the Company	How the component operates
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

The equity component vests 1/3, 1/3, 1/3 on successive award anniversaries, only if performance remains satisfactory over each of these three years; otherwise the award will lapse.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

LONG-TERM INCENTIVES (AWARDS ACTIVELY BEING MADE)
PERFORMANCE SHARE PROGRAMME

To motivate and reward longer-term performance linked to the long-term strategy and share price of the Company.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	97

Maximum levels of payment	Framework in which performance is assessed

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

Annual awards: – 47.5% of salary for threshold performance. – 95% of salary for target performance. – 190% of salary for maximum performance.

Currently:

–  50% of the award vests on achievement of a three-year cumulative free cash flow target.

–  25% of the award vests subject to three-year Total Shareholder Return (‘TSR’) at median performance relative to industry peers.

–  25% of the award vests subject to the achievement of revenue targets in Emerging & International Markets.

–  These measures are described in more detail in the notes and the targets and performance against them will be disclosed in the Implementation Report if appropriate.

–  The Performance Share Award will vest on the third anniversary of the date of grant, depending on the extent to which the performance conditions are met over the three-year period commencing in the year the award was made.

–  The Remuneration Committee retains the discretion to change the measures and their respective weightings to ensure continuing alignment with the Company’s strategy.

–  The cash and share awards are subject to malus and clawback as detailed in the notes following this table.

Awards made prior to 2014 were subject to TSR and cash flow targets.

Each award will be determined on a case-by-case basis. In normal circumstances such awards will be no more beneficial than the value of amounts forfeited by the Executive Director on leaving a previous company to join the Board.	The Remuneration Committee has the discretion to apply performance conditions to one-off awards if appropriate. However, if it is impossible to replicate the vesting conditions applicable to awards granted by other companies, awards may be made without performance conditions.

98	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Policy Report continued

Notes to Future policy table

Executive Directors

Changes to remuneration policy

The remuneration policy described in the future policy table – Executive Directors is the same remuneration policy in respect of Executive Directors that has been in force since the beginning of 2012. It is anticipated that this policy will apply at least until the Annual General Meeting in 2017. The only changes made have been to introduce a third performance measure to our Performance Share Programme and to increase the maximum monthly contribution under the UK ShareSave Plan to £500 in line with the maximum permitted by HM Customs & Excise.

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

Malus and clawback

The Remuneration Committee may determine that an unvested award or part of an award may not vest (regardless of whether or not the performance conditions have been met) or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:

–	A material misstatement of the Company’s financial results; or

–	A material error in determining the extent to which any performance condition has been satisfied; or

–	A significant adverse change in the financial performance of the Company, or a significant loss at a general level or at the division or function in which a participant worked; or

–	Inappropriate conduct (for example reputational issues), capability or performance by a participant, or within a team business area or profit centre.

These provisions apply to share awards under the Global Share Plan 2010 and cash amounts under the Annual Cash Incentive Plan.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	99

Illustrations of the application of the remuneration policy

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under three different performance scenarios:

Figures as at salary levels in 2014, when the Policy Report was approved by shareholders

TOTAL REMUNERATION BY PERFORMANCE SCENARIO FOR 2014 FINANCIAL YEAR

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

If we appoint an existing employee as an Executive Director of the Company, pre-existing obligations with respect to remuneration, such as pension, benefits and legacy share awards, will be honoured. Should these differ materially from current arrangements, these will be disclosed in the next Implementation Report.

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

100	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Policy Report continued

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

Policy on shareholding requirements

The Remuneration Committee believes that one of the best ways our Executive Directors can have a greater alignment with shareholders is for them to hold a significant number of shares in the Company. Executive Directors are therefore expected to build up a holding of Smith & Nephew shares worth two times their base salary. In order to reinforce this expectation, we require them to retain 50% of all shares vesting under the Company share plans (after tax) until this holding has been met recognising that differing international tax regimes affect the pace at which an Executive Director may fulfil the shareholding requirement. When calculating whether or not this requirement has been met, we will include ordinary shares or ADRs held by the Executive Director and their immediate family and the intrinsic value of any vested but unexercised options.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	101

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

Annual fees are currently as follows:

–   £63,000 in cash plus £3,150 in shares; or

–   $120,000 in cash plus $6,000 in shares.

Chairman fee:

–   £400,000 plus £20,000 in shares (to April 2014).

–   £300,000 plus £100,000 in shares (from April 2014).

Whilst it is not expected to increase the fees paid to the Non-Executive Directors and the Chairman by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

The total maximum aggregate fees payable to the Non-Executive Directors will not exceed £1.5 million as set out in the Company’s articles of association.

FEE FOR SENIOR INDEPENDENT DIRECTOR AND COMMITTEE CHAIRMEN

To compensate Non-Executive Directors for the additional time spent as Committee Chairmen or as the Senior Independent Director.	A fixed fee is paid, which is reviewed periodically.

–   £15,000 in cash; or

–   $27,000 in cash.

Whilst it is not expected that the fees paid to the Senior Independent Director or Committee Chairmen will exceed the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

INTERCONTINENTAL TRAVEL FEE

To compensate Non-Executive Directors for the time spent travelling to attend meetings in another continent.	A fixed fee is paid, which is reviewed periodically.

–   £3,500 in cash; or

–   $7,000 in cash.

Whilst it is not expected to increase these fees by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

Figures as at fee levels in 2014, when the Policy Report was approved by shareholders.

102	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
DIRECTORS’ REMUNERATION REPORT

The Policy Report continued

Notes to Future policy table –

Non-Executive Directors

Changes to remuneration policy

The Board has altered the policy regarding the payment of Non-Executive Directors and to the Chairman in one respect in 2013, by introducing the payment of a proportion of the fees in the form of shares. The fees paid to the Non-Executive Directors and to the Chairman were reviewed in July 2013 and it was agreed that the basic fee should be increased by 5% (there having been no increase to these fees since August 2011) and that the increase be paid in the form of shares. The amount of the increase less applicable taxes was used to purchase shares in the market on 15 August 2013. Going forward, any increase in the level of fees paid to a Non-Executive Director will be paid in the form of shares until 25% of the Non-Executive Director’s fee is paid in the form of shares. We have made this change in order to align the fees paid to Non-Executive Directors with the experience of our shareholders. With the appointment of Roberto Quarta as Chairman of the Company with effect from the Annual General Meeting, we have taken the opportunity to pay 25% of his fees in the form of shares immediately.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	103

GROUP
FINANCIAL STATEMENTS

104	Director’s responsibilities for the accounts
105	Independent auditor’s US report
106	Independent auditor’s UK report
111	Critical accounting policies

GROUP FINANCIAL STATEMENTS

112	Group income statement
114	Group balance sheet
116	Group cash flow statement
118	Group statement of changes in equity

NOTES TO THE GROUP ACCOUNTS

119	Note 1. Basis of preparation
120	Note 2. Business segment information
124	Note 3. Operating profit
126	Note 4. Interest and other finance costs
126	Note 5. Taxation
129	Note 6. Earnings per ordinary share
130	Note 7. Property, plant and equipment
132	Note 8. Goodwill
133	Note 9. Intangible assets
135	Note 10. Investments
135	Note 11. Investments in associates
136	Note 12. Inventories
137	Note 13. Trade and other receivables
138	Note 14. Trade and other payables
138	Note 15. Cash and borrowings
141	Note 16. Financial instruments and risk management
146	Note 17. Provisions and contingencies
148	Note 18. Retirement benefit obligations
154	Note 19. Equity
156	Note 20. Cash flow statement
157	Note 21. Acquisitions and disposals
159	Note 22. Operating leases

OTHER NOTES TO THE ACCOUNTS

160	Note 23.1. Share-based payments
163	Note 23.2. Related party transactions
164	Note 23.3. Group Companies
166	Note 24. Post balance sheet events

167	COMPANY FINANCIAL STATEMENTS
AND ASSOCIATED NOTES

OTHER FINANCIAL INFORMATION

175	Selected financial data
177	Non-GAAP financial information

185	INFORMATION FOR SHAREHOLDERS

104	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Statement of Director’s Responsibilities in respect of the Annual Report and the Financial Statements

The Directors are responsible for preparing this Annual Report and Form 20-F Information and the Group and Parent Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare group and parent company financial statements for each financial year; the Group financial statements are required to be prepared in accordance with IFRSs, as adopted by the EU, and applicable law and the Directors have elected to prepare the Parent Company Financial Statements in accordance with UK Accounting Standards, including FRS 101 Reduced Disclosure Framework.

Under company law directors must not approve financial statements unless they are satisfied that they give a true and fair view of the state of affairs of a group and parent company and of their profit or loss for that period. In preparing each of the Group and Parent Company Financial Statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;

–	make judgements and estimates that are reasonable and prudent;

–	for the Group Financial Statements, state whether they have been prepared in accordance with IFRSs, as adopted by the EU;

–	for the Parent Company Financial Statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company Financial Statements; and

–	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its Financial Statements comply with the Companies Act. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a compliant Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the Directors in respect of the Annual Report

We confirm that to the best of our knowledge:

–	the Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

–	the Strategic Report and Directors’ Report includes a fair review of the development and performance of the business and the financial position of the Group, together with a description of the principal risks and uncertainties that they face.

We consider the Annual Report and Financial Statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the Board, 24 February 2016

Susan Swabey

Company Secretary

Directors’ Responsibilities for, and Report on, Internal Control over Financial Reporting

The Directors are responsible for establishing and maintaining adequate internal control over financial reporting. Smith & Nephew’s internal control over financial reporting is designed to provide reasonable assurance over the reliability of financial reporting and the preparation of consolidated Financial Statements in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Directors assessed the effectiveness of Smith & Nephew’s internal control over financial reporting as at 31 December 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on this assessment, the Directors believe that, as at 31 December 2015, the internal control over financial reporting is effective based on those criteria.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting as at 31 December 2015 and, as explained on page 105, has issued an unqualified report thereon.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	105

Independent auditor’s US report

Report of Independent Registered Public Accounting firms

The Board of Directors and Shareholders Smith & Nephew plc:

We have audited the accompanying Group balance sheet of Smith & Nephew plc and subsidiaries as of 31 December 2015 and the related Group income statement, Group statement of comprehensive income, Group cash flow statement and Group statement of changes in equity, for the year then ended. We also have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Smith & Nephew plc’s management is responsible for these Group financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Evaluation of Internal Controls. Our responsibility is to express an opinion on these Group financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Group financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group financial statements referred to above present fairly, in all material respects, the financial position of Smith & Nephew plc and subsidiaries as of 31 December 2015, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).

As discussed in Note 2 to the Group financial statements, in 2015 Smith & Nephew plc elected to change the composition of its reportable segments. We also have audited the adjustments to the 2014 and 2013 Group financial statements to retrospectively reflect the change in composition of reportable segments. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 or 2013 Group financial statements of Smith & Nephew plc and subsidiaries other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 or 2013 Group financial statements taken as a whole.

KPMG LLP

London, United Kingdom

24 February 2016

106	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Independent auditor’s UK report

Independent auditor’s report to the members of Smith & Nephew plc only

Opinions and conclusions arising from our audit

1 Our opinion on the financial statements is unmodified

We have audited the financial statements of Smith & Nephew plc for the year ended 31 December 2015 set out on pages 111 to 170.

In our opinion:

The financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 31 December 2015 and of the Group’s profit for the year then ended:

–	The Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union;

–	The parent company financial statements have been properly prepared in accordance with UK Accounting Standards, including FRS 101 Reduced Disclosure Framework; and

–	The financial statements have been prepared in accordance with the requirements of the Companies Act 2006; and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in the accounting policies set out in the Group Financial Statements, the Group, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, has also applied IFRS as issued by the IASB. In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB.

2 Our assessment of risks of material misstatement

In light of this being the first year of our audit we familiarised ourselves with the business by spending a significant amount of time both at the Company’s head office in London and key operating locations around the world. Our primary objective during this phase was to understand the business model of the Group, the risks inherent in that business model and how these are mitigated.

We also met with key functional leaders including: legal; IT; compliance; human resources; and business development to understand the priorities, challenges and risks inherent in the changes arising from the ongoing simplification programme of the Group.

We considered the strength of the Group’s control environment, the relative maturity and sophistication of the IT infrastructure and the impact of the simplification programme on financial controls over key processes and transactions.

These assessments highlighted the key areas of financial statement risk that our audit was focused on. Those that had the greatest effect on our audit are set out below, together with our procedures to address these areas. Any comments that we make on the results of our procedures should be read in the context of our opinion on the financial statements as a whole.

Inventory valuation: $1,217 million

THE RISK	OUR RESPONSE AND CONCLUSIONS

The Group has high levels of finished goods some of which are located at customer premises to be available for immediate use. Complete sets of products, including outsizes, have to be made available in this way, with these sizes used less frequently. Towards the end of a product’s life cycle, these inventory levels are more than is required and therefore excess to requirements.

In estimating the net realisable value for inventory, management has to apply judgement on how much of the inventory on hand will ultimately be used.

The key inputs used in estimating the Excess and Obsolescence (E&O) provision include historic sales for significant product lines and expected future usage of inventory.

On a sample basis we corroborated historic sales back to underlying source data. We also corroborated on a sample basis the expected usage of inventory with the Director’s plans for launching new product lines or discontinuing product lines.

We considered the historical accuracy of the provision against actual inventory write-offs.

We also considered the adequacy of the Group’s disclosures in respect of inventory valuation.

As a result, we satisfied ourselves that inventory provisions have been prepared in line with policy and are supportable on the basis of historical trends as well as management’s expectations for future sales and inventory management plans.

REFER TO PAGE 75 (AUDIT COMMITTEE REPORT), PAGE 111 (ACCOUNTING POLICY) AND PAGE 136 (FINANCIAL DISCLOSURES)

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	107

Revenue: $4,634 million

THE RISK	OUR RESPONSE AND CONCLUSIONS

Revenue is recognised when the risks and rewards are passed to the customer.

Revenue recognition is one of the key judgemental areas for our audit, particularly in respect of estimates made for contractual rebates, chargebacks and returns which are deducted in arriving at revenue from wholesale customers and distributors.

Our principal audit procedures included: testing the Group’s controls surrounding revenue recognition and key controls in the order-to-cash transaction cycle. This included reconciliations between sales systems and the general ledger; assessing whether appropriate revenue recognition policies are applied through comparison with accounting standards; and performing testing over revenue at significant components, which included analysis of product sales year-on-year, corroborating movements compared with expectations and inspection of contracts with customers.

Our audit work in respect of the accrual rebates, chargebacks and returns involved testing key controls including the Group’s review of chargebacks, returns and rebates.

We also assessed the accuracy of the accrual calculation, corroborated inputs and key assumptions, both to source documents, and considered the historical accuracy of the accrual.

We also assessed the adequacy of the Group’s disclosures of its revenue recognition policy, the judgment involved and other related disclosures.

The results of our testing were satisfactory and we concur that revenue recognition is appropriate.

REFER TO PAGE 75 (AUDIT COMMITTEE REPORT) AND PAGE 121 (ACCOUNTING POLICY AND FINANCIAL DISCLOSURES)

Litigation reserves and contingent liabilities ($303 million included in provisions)

THE RISK	OUR RESPONSE AND CONCLUSIONS

The development, manufacture and sale of medical devices entails risk of product liability claims and patent infringement issues due to the technological nature of the products and the competitive nature of the industry. Determining the impact and likely outcome of any litigation matters is inherently subjective and the amounts involved are potentially material.

As disclosed in Note 17 a provision of $185 million has been recognised in the year in respect of potential liabilities arising from the ongoing exposure for Metal on Metal implants.

We tested the Group’s controls surrounding litigation and contingent liabilities, inspected legal invoices and corresponded directly with external legal advisers to understand the fact patterns and ensure that all significant cases had been adequately considered.

We tested the estimates of provisions, including their assessment of potential royalties payable for past sales, and expected settlement of product liability cases. We challenged the assumptions made based on the fact pattern of similar historic cases.

For the liability recognised in respect of the expected payouts for Metal on Metal cases we involved our actuarial specialists to review the critical assumptions used in statistical projections in determining the estimate. The key assumptions included: expected number of claimants; projected value of each settlement; and the likely time period expected for settlement.

We also considered the adequacy of the Group’s disclosures in respect of litigation reserves and contingent liabilities.

The results of our testing were satisfactory and we concur that the costs in respect of litigation and contingent liabilities is appropriate.

REFER TO PAGE 75 (AUDIT COMMITTEE REPORT), PAGE 111 (ACCOUNTING POLICY) AND PAGE 146 (FINANCIAL DISCLOSURES)

108	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Independent auditor’s UK report continued

Valuation of acquired intangible assets (included in intangible assets of $1,502 million)

THE RISK	OUR RESPONSE AND CONCLUSIONS

The Group has capitalised acquired intangibles of which the most significant relate to recent acquisitions in respect of ArthroCare (acquired in 2014) and Healthpoint (acquired in 2012).

There is a risk that due to changes in the competitive landscape, regulatory or other external factors the acquired assets underperform in comparison to their original investment case and that the carrying value may be impaired.

An impairment charge of $40 million has been recognised in the current year in relation to an acquired brand, Oasis, from the Healthpoint acquisition which has underperformed against the original investment case.

Our audit procedures included testing the principles and integrity of the Group’s discounted cash flow models and corroborating the assumptions made on revenue and profitability projections.

We tested the sensitivity of key assumptions to the value in use calculated. We also assessed whether the Group’s disclosures about the sensitivity of the outcome of the impairment assessment to changes in key assumptions reflected the key risks inherent in the valuation of acquired intangibles.

As a result of our work, we determined that the quantum of impairment recognised in 2015 was appropriate. For those intangible assets, where management determined no impairment was required, we found that these judgements were supported by reasonable assumptions.

REFER TO PAGE 75 (AUDIT COMMITTEE REPORT), PAGE 111 (ACCOUNTING POLICY) AND PAGES 133 TO 134 (FINANCIAL DISCLOSURES)

Tax provisioning (included in current tax payable of $ 263 million)

THE RISK	OUR RESPONSE AND CONCLUSIONS

Accruals for tax contingencies require the Directors to make judgements and estimates in relation to tax issues and exposures given that the Group operates in a number of tax jurisdictions, the complexities of transfer pricing and other international tax legislation and the time taken for tax matters to be agreed with the tax authorities.

In this area our audit procedures included the use of our own international and local tax specialists to assess the Group’s tax positions, its correspondence with the relevant tax authorities, and to analyse and challenge the assumptions used to determine tax provisions based on our knowledge and experiences of the application of the international and local legislation by the relevant authorities and courts.

We also considered the adequacy of the Group’s disclosures in respect of tax and uncertain tax positions.

From the evidence obtained, we considered the level of provisioning to be acceptable in the context of the Group financial statements taken as a whole.

REFER TO PAGE 75 (AUDIT COMMITTEE REPORT), PAGE 111 (ACCOUNTING POLICY) AND PAGE 126 (FINANCIAL DISCLOSURES)

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	109

3 Our application of materiality and an overview of the scope of our audit

The materiality for the Group financial statements as a whole was set at $44 million, determined with reference to a benchmark of 5% of Group profit before tax normalised to exclude acquisition related costs of $12 million, impairment charges of $51 million, restructuring and rationalisation expenses of $65 million and legal and other charges of $190 million as disclosed in Note 3. We believe that pre-tax profit excluding these items provides us with a consistent year-on-year basis for determining materiality and is the most relevant performance measure to the shareholders of the entity.

MATERIALITY FOR THE

GROUP FINANCIAL STATEMENTS

Of the Group’s 143 reporting components, we subjected 60 to full scope audits for Group reporting purposes, nine to audits of specific account balances. The latter were not individually financially significant to require an audit for Group reporting purposes, but were included in the scope of our Group reporting work in order to provide further coverage over the identified risks and the Group’s results.

The remaining 22% of total Group revenue, 5% of Group profit before tax and 13% of total Group assets is represented by 74 reporting components, none of which individually represented more than 5% of any of total Group revenue, Group profit before tax or total Group assets. For these remaining components, we performed analysis at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these.

The Group audit team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group audit team approved the component materialities which ranged from $5 million to $35 million, having regard to the mix of size and risk profile of the Group across the components. The work on 32 of the 69 components was performed by component auditors and the rest by the Group audit team.

The Group audit team visited 24 components in USA, China, UK, Brazil, Australia, Italy, Germany and Switzerland. Telephone conference meetings were also held with these component auditors and the majority of the others that were not physically visited. At these visits and meetings, the findings reported to the Group audit team were discussed in more detail, and any further work required by the Group audit team was then performed by the component auditor.

4 Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

–	The part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

–	The information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

The components within the scope of our work accounted for the following percentages of the Group’s results:

GROUP REVENUE %	GROUP PROFIT BEFORE TAX %	TOTAL ASSETS %

A	Audits for group reporting purposes (145 components)
B	Audits of account balances (revenue, receivables and inventory) (9 components)
C	Out of scope

110	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Independent auditor’s UK report continued

5 We have nothing to report on the disclosures of principal risks

Based on the knowledge we acquired during our audit, we have nothing material to add or draw attention to in relation to:

–	The Directors’ statement of viability statement on page 49, concerning the principal risks, their management, and, based on that, the Directors’ assessment and expectations of the Group’s continuing in operation over the three years to December 2018; or

–	The disclosures in Note 1 of the financial statements concerning the use of the going concern basis of accounting.

6 We have nothing to report in respect of the matters on which we are required to report by exception

Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in the Annual Report that contains a material inconsistency with either that knowledge or the financial statements, a material misstatement of fact, or that is otherwise misleading.

In particular, we are required to report to you if:

–	We have identified material inconsistencies between the knowledge we acquired during our audit and the Directors’ statement that they consider that the Annual Report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy; or

–	The Audit Committee report does not appropriately address matters communicated by us to the Audit Committee.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

–	Adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

–	The parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

–	Certain disclosures of Directors’ remuneration specified by law are not made; or

–	We have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

–	The Directors’ statements, set out on pages 104 and 49, in relation to going concern and longer-term viability; and

–	The part of the Corporate Governance Statement on page 57 in the Corporate Governance report relating to the Company’s compliance with the 11 provisions of the 2014 UK Corporate Governance Code specified for our review.

We have nothing to report in respect of the above responsibilities.

Scope and responsibilities

As explained more fully in the Directors’ Responsibilities Statement set out on page 104, the Directors are responsible for the preparation o the financial statements and for being satisfied that they give a true and fair view. A description of the scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate. This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities, published on our website at www.kpmg.com/uk/auditscopeukco2014b, which are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

Stephen Oxley (Senior Statutory Auditor)

For and on behalf of KPMG LLP, Statutory Auditor

Chartered Accountants

15 Canada Square

London

E14 5GL

24 February 2016

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	111

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

The Group’s significant accounting policies are set out in Notes 1 to 23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s judgement are as follows:

Valuation of inventories

A feature of the Orthopaedic Reconstruction and Trauma & Extremities franchise (whose finished goods inventory make up approximately 79% of the Group’s total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgement on customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

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

Liability provisioning

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations brings to light new facts.

Taxation

The Group operates in numerous tax jurisdictions around the world. Although it is Group policy to submit its tax returns to the relevant tax authorities as promptly as possible, at any given time the Group has years outstanding and is involved in disputes and tax audits. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

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

Operating segments

In making decisions about the prioritisation and allocation of the Group’s resources, the Commercial Operations team (‘CommOps’, the body considered to be the Chief Operating Decision Maker) review financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to group-wide projects. In assessing performance, CommOps also consider financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs in presented on a Group-wide basis.

In applying the requirements of IFRS 8 ‘Operating Segments’, the Group considers the fact that the prioritisation and allocation of resources by CommOps being determined at Group level on a project by basis results in the Group having one operating segment.

112	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Group income statement

	Notes	Year ended 31 December 2015 $ million	Year ended 31 December 2014 $ million	Year ended 31 December 2013 $ million
Revenue	2	4,634	4,617	4,351
Cost of goods sold		(1,143)	(1,162)	(1,100)
Gross profit		3,491	3,455	3,251
Selling, general and administrative expenses	3	(2,641)	(2,471)	(2,210)
Research and development expenses	3	(222)	(235)	(231)
Operating profit	2 & 3	628	749	810
Interest income	4	11	13	14
Interest expense	4	(49)	(35)	(10)
Other finance costs	4	(15)	(11)	(11)
Share of results of associates	11	(16)	(2)	(1)
Profit before taxation		559	714	802
Taxation	5	(149)	(213)	(246)
Attributable profit for the year[1]		410	501	556
Earnings per ordinary share[1]	6
Basic		45.9¢	56.1¢	61.7¢
Diluted		45.6¢	55.7¢	61.4¢

Group statement of comprehensive income

	Notes	Year ended 31 December 2015 $ million	Year ended 31 December 2014 $ million	Year ended 31 December 2013 $ million
Attributable profit for the year[1]		410	501	556
Other comprehensive income:
Items that will not be reclassified to income statement
Re-measurement of net retirement benefit obligations	18	(8)	(94)	12
Taxation on other comprehensive income	5	10	19	(16)
Total items that will not be reclassified to income statement		2	(75)	(4)

Items that may be reclassified subsequently to income statement
Cash flow hedges – interest rate derivatives
– losses arising in the year		–	(5)	–
Cash flow hedges – forward foreign exchange contracts
– gains/(losses) arising in the year		34	31	8
– gains transferred to inventories for the year		(50)	(14)	(3)
Exchange differences on translation of foreign operations		(176)	(196)	(6)
Total items that may be reclassified subsequently to income statement		(192)	(184)	(1)
Other comprehensive (expense)/income for the year, net of taxation		(190)	(259)	(5)
Total comprehensive income for the year[1]		220	242	551

1	Attributable to equity holders of the Company and wholly derived from continuing operations.

THE NOTES ON PAGES 119 TO 166 ARE
AN INTEGRAL PART OF THESE ACCOUNTS.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	113

Commentary on the Group income statement

and Group statement of comprehensive income

Revenue

Group revenue increased by $17m, 0% on a reported basis, from $4,617m in 2014 to $4,634m in 2015.

The underlying increase is 4%, after adjusting for the 4% impact of acquisitions and the 8% attributable to the unfavourable impact of currency movements.

Established Markets had an underlying growth of 3% and Emerging Markets had an underlying growth of 11%, both of which contributed to the Group increase of 4%.

Cost of goods sold

Cost of goods sold decreased by $19m, 2% on a reported basis, from $1,162m in 2014 to $1,143m in 2015. The movement is primarily due to the strengthening of the US Dollar which more than offsets the increase in volume from acquisitions and underlying trading.

During 2015, no restructuring and rationalisation expenses (2014 – $12m) and acquisition related costs (2014 – $23m) were charged to cost of goods sold.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $170m (7% on a reported basis) from $2,471m in 2014 to $2,641m in 2015. The underlying movement is 7% after adjusting for net impact of 7% from acquisitions and unfavourable currency movements of 7%.

In 2015, administrative expenses included amortisation of software and other intangible assets of $66m (2014 – $62m), $65m of restructuring and rationalisation expenses (2014 – $49m), an amount of $204m relating to amortisation and impairment of acquired intangibles (2014 – $129m), $12m of acquisition related costs (2014 – $95m) and $203m relating to anticipated and settled metal-on-metal hip claims and additional expenses primarily relating to the RENASYS distribution hold in the US. These expenses were offset by a net gain of $33m relating to a patent litigation and past service and curtailment gains of $19m (2014 – $46m) arising on US and UK post-retirement benefits.

Research and development expenses

Research and development expenditure as a percentage of revenue remained broadly consistent at 4.8% in 2015 (2014 – 5.1%). Actual expenditure was $222m in 2015 compared to $235m in 2014. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

Operating profit

Operating profit decreased by $121m from $749m in 2014 to $628m in 2015.

This movement was primarily driven by the benefits of the Group Optimisation programme and synergies from the ArthroCare acquisition in 2014, offset by the costs relating to anticipated and settled metal-on-metal hip claims.

Interest income/(expense)

Net interest expense increased by $16m from a net $22m expense in 2014 to a net $38m expense in 2015. This movement is primarily due to an increase in interest expense due to the financing of the ArthroCare acquisition in 2014.

Other finance costs

Other finance costs in 2015 increased by $4m and principally relates to costs associated with the Group’s retirement benefit schemes.

Taxation

The taxation charge decreased by $64m to $149m from $213m in 2014.

After adjusting for specific transactions that management considers affect the Group’s short-term profitability (restructuring and rationalisation expenses, amortisation of acquisition intangibles, acquisition related costs and legal and other items) the tax rate on trading profit was 26.8% (2014 – 27.7%).

THE FINANCIAL COMMENTARY ON THIS PAGE FORMS PART OF THE BUSINESS REVIEW AND IS UNAUDITED.
SEE PAGES 181 TO 182 FOR COMMENTARY ON THE 2014 FINANCIAL YEAR.

114	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Group balance sheet

	Notes	At 31 December 2015 $ million	At 31 December 2014 $ million
Assets
Non-current assets
Property, plant and equipment	7	932	891
Goodwill	8	2,012	2,027
Intangible assets	9	1,502	1,747
Investments	10	13	5
Investments in associates	11	115	112
Retirement benefit asset	18	13	7
Deferred tax assets	5	105	77
		4,692	4,866
Current assets
Inventories	12	1,217	1,181
Trade and other receivables	13	1,138	1,166
Cash at bank	15	120	93
		2,475	2,440
Total assets		7,167	7,306

Equity and liabilities
Equity attributable to owners of the Company
Share capital	19	183	184
Share premium		590	574
Capital redemption reserve		12	11
Treasury shares	19	(294)	(315)
Other reserves		(256)	(64)
Retained earnings		3,731	3,650
Total equity		3,966	4,040
Non-current liabilities
Long-term borrowings	15	1,434	1,666
Retirement benefit obligations	18	184	233
Other payables	14	29	44
Provisions	17	133	63
Deferred tax liabilities	5	77	98
		1,857	2,104
Current liabilities
Bank overdrafts and loans	15	46	39
Trade and other payables	14	842	838
Provisions	17	193	67
Current tax payable		263	218
		1,344	1,162
Total liabilities		3,201	3,266
Total equity and liabilities		7,167	7,306

The accounts were approved by the Board and authorised for issue on 24 February 2016 and are signed on its behalf by:

Roberto Quarta	Olivier Bohuon	Julie Brown
Chairman	Chief Executive Officer	Chief Financial Officer

THE NOTES ON PAGES 119 TO 166 ARE AN INTEGRAL PART OF THESE ACCOUNTS.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	115

Commentary on the Group balance sheet

Non-current assets

Non-current assets decreased by $174m to $4,692m in 2015 from $4,866m in 2014. This is principally attributable to the following:

–	Property, plant and equipment increased by $41m from $891m in 2014 to $932m in 2015. There were $303m of additions together with $6m acquired with the Colombia and Russia acquisitions which were offset by $11m of assets disposed. Depreciation of $226m was charged during 2015 and there were unfavourable currency movements of $31m.

–	Goodwill decreased by $15m from $2,027m in 2014 to $2,012 in 2015. This movement relates to additions of $10m from the acquisition in Colombia and $24m from the acquisition in Russia. This was offset by unfavourable currency movements of $49m which decreased the overall goodwill balance.

–	Intangible assets decreased by $245m from $1,747m in 2014 to $1,502 in 2015. There were additions of $55m in 2015 relating to intellectual property, distribution rights and software acquired together with $19m acquired with the Colombia and Russia acquisitions. Amortisation and impairment during 2015 was $270m and there were unfavourable currency movements of $45m.

–	Investments in associates increased to $115m from $112m in 2014. The increase was attributable to a capital contribution to Bioventus of $25m and other investment gains of $2m, offset by an investment loss in Bioventus of $18m and a reclassification of an associate to investments of $6m due to a change in shareholding.

–	Deferred tax assets increased by $28m in the year from $77m in 2014 to $105m in 2015. The net deferred tax position has changed from a liability of $21m in 2014 to an asset of $28m in 2015. The net movement of $49m is mainly due to the creation of the metal-on-metal hip claim provision and amortisation of certain acquired intangibles, offset by a reduction in retirement benefit obligations.

Current assets

Current assets increased by $35m to $2,475m from $2,440m in 2014. The movement relates to the following:

–	Inventories rose by $36m to $1,217m in 2015 from $1,181 in 2014. This movement is driven by inventory acquired with the Colombia and Russia acquisitions and a general increase across the Emerging Markets. This was offset by unfavourable currency movements of $63m.

–	The level of trade and other receivables decreased by $28m to $1,138m in 2015 from $1,166m in 2014. The movement primarily relates to the $17m increase in the bad debt provision as well as unfavourable currency movements.

–	Cash at bank has increased by $27m from $93m in 2014 to $120m in 2015. Refer to the Group cash flow statement and related commentary on pages 116 and 117 for further detail.

Non-current liabilities

Non-current liabilities decreased by $247m from $2,104m in 2014 to $1,857m in 2015. This movement principally relates to:

–	Long-term borrowing decreased from $1,666m in 2014 to $1,434m in 2015 principally due to repayments of bank debt.

–	The retirement benefit obligation decreased from $233m in 2014 to $184m in 2015 due to past cost adjustments arising from plan amendments in the UK and US, increases in discount rates and supplementary cash contributions.

–	Deferred tax liabilities decreased by $21m from $98m in 2014 to $77m in 2015. Refer to commentary within non-current assets for explanation of the net deferred tax position movement.

–	The impact of the above was partly offset by an increase in non-current provisions, primarily relating to the estimated costs to resolve all future known and anticipated metal-on-metal hip claims.

Current liabilities

Current liabilities increased by $182m from $1,162m in 2014 and $1,344m in 2015. This movement is attributable to:

–	Bank overdrafts and loans increased by $7m from $39m in 2014 to $46m in 2015.

–	Provisions increased by $126m from $67m in 2014 to $193m in 2015 primarily due to an increase in legal provision for known and anticipated metal-on-metal hip claims.

–	Current tax payables increased by $45m from $218m in 2014 to $263m, mainly attributable to differences in the timing of cash tax payments year-on-year.

Total equity

Total equity decreased by $74m from $4,040m in 2014 to $3,966m in 2015. The principal movements were:

Total equity $ million
1 January 2015	4,040
Attributable profit	410
Currency translation losses	(176)
Hedging reserves	(16)
Actuarial losses on retirement benefit obligations	(8)
Dividends paid during the year	(272)
Purchase of own shares	(77)
Taxation on other comprehensive income and equity items	15
Net share-based transactions	50
31 December 2015	3,966

THE FINANCIAL COMMENTARY ON THIS PAGE FORMS PART OF THE BUSINESS REVIEW AND IS UNAUDITED. SEE PAGES 181 TO 182 FOR COMMENTARY ON THE 2014 FINANCIAL YEAR.

116	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Group cash flow statement

	Notes	Year ended 31 December 2015 $ million	Year ended 31 December 2014 $ million	Year ended 31 December 2013 $ million
Cash flows from operating activities
Profit before taxation		559	714	802
Net interest expense/(income)	4	38	22	(4)
Depreciation, amortisation and impairment		493	427	361
Loss on disposal of property, plant and equipment and software		15	11	23
Distribution from trade investments		3	1	–
Share-based payments expense (equity settled)	23	29	32	28
Share of results of associates	11	16	2	1
Dividends received from associates	11	–	–	1
Profit on disposal of manufacturing facility	21	–	(9)	–
Net movement in post-retirement benefit obligations		(57)	(81)	(27)
Increase in inventories		(83)	(168)	(99)
Increase in trade and other receivables		(26)	(76)	(70)
Increase in trade and other payables and provisions		216	86	122
Cash generated from operations[1]		1,203	961	1,138
Interest received		8	3	4
Interest paid		(44)	(36)	(10)
Income taxes paid		(137)	(245)	(265)
Net cash inflow from operating activities		1,030	683	867
Cash flows from investing activities
Acquisitions, net of cash acquired	21	(44)	(1,572)	(74)
Capital expenditure	2	(358)	(375)	(340)
Investment in associate	11	(25)	(2)	–
Purchase of investments	10	(2)	(4)	–
Proceeds from associate loan redemption		–	188	–
Proceeds on disposal of manufacturing facility	21	–	20	–
Cash received on disposal of associate		–	–	7
Net cash used in investing activities		(429)	(1,745)	(407)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		16	40	48
Purchase of own shares		(77)	(75)	(231)
Proceeds from borrowings due within one year	20	42	30	12
Settlement of borrowings due within one year	20	(26)	(52)	(6)
Proceeds from borrowings due after one year	20	831	3,390	695
Settlement of borrowings due after one year	20	(1,062)	(2,068)	(779)
Proceeds from own shares		5	4	3
Settlement of currency swaps	20	(15)	(11)	(1)
Equity dividends paid	19	(272)	(250)	(239)
Net cash (used in)/from financing activities		(558)	1,008	(498)
Net increase/(decrease) in cash and cash equivalents		43	(54)	(38)
Cash and cash equivalents at beginning of year	20	65	126	167
Exchange adjustments	20	(6)	(7)	(3)
Cash and cash equivalents at end of year[2]		102	65	126

1	Includes $52m (2014 – $60m, 2013 – $54m) of outgoings on restructuring and rationalisation expenses, $36m (2014 – $112m, 2013 – $25m) of acquisition-related costs and $3m (2014 – $23m, 2013 – $nil) of legal and other costs.
2	Cash and cash equivalents is net of bank overdrafts of $18m (2014 – $28m).

THE NOTES ON PAGES 119 TO 166 ARE
AN INTEGRAL PART OF THESE ACCOUNTS.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	117

Commentary on the Group cash flow statement

The main elements of the Group’s cash flow and movements in net debt can be summarised as follows:

Net cash inflow from operating activities

Cash generated from operations in 2015 of $1,203m (2014 – $961m, 2013 – $1,138m) is after paying out $36m (2014 – $112m, 2013 – $25m) of acquisition-related costs, $52m (2014 – $60m, 2013 – $54m) of restructuring and rationalisation expenses and $3m (2014 – $23m, 2013 – $nil) relating to legal and other costs.

Capital expenditure

The Group’s ongoing capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In 2015, capital expenditure on tangible and intangible fixed assets represented approximately 8% of continuing Group revenue (2014 – 8%, 2013 – 8%).

In 2015, capital expenditure amounted to $358m (2014 – $375m, 2013 – $340m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2015, $24m (2014 – $34m, 2013 – $41m) of capital expenditure had been contracted but not provided for which will be funded from cash inflows.

Acquisitions and disposals

During the year ended 31 December 2015, the Group acquired businesses in Colombia and Russia for consideration, net of cash acquired, of $44m. In November 2015, the Group invested $25m in its associate, Bioventus.

During 2014, the Group received repayment of the $160m loan note to Bioventus and $28m of accrued interest. Proceeds of $20m were received on the disposal of the Group’s manufacturing plant in Gilberdyke, UK.

Dividends

The 2014 final dividend of 18.6 US cents per ordinary share totalling $166m was paid on 6 May 2015. The 2015 interim dividend of 11.8 US cents per ordinary share totalling $106m was paid on 27 October 2015.

Share buy-backs

During the year ended 31 December 2015, the Group purchased a total of 4.4m (2014 – 4.6m) ordinary shares at a cost of $77m (2014 – $75m).

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At 31 December 2015, the Group held $102m (2014 – $65m, 2013 – $126m) in cash net of bank overdrafts. The Group had committed facilities available of $2,425m at 31 December 2015 of which $1,425m was drawn. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities. In addition, Smith & Nephew has finance lease commitments of $10m.

During the year ended 31 December 2014, the Group refinanced its principal banking facilities. The Group signed a new five-year committed $1bn multi-currency revolving credit facility with a maturity date of March 2019. This maturity date has since been extended to March 2020. In April 2015, the Group signed a new three-year, $300m bilateral term loan with one of its relationship banks. The new term loan has a maturity date of April 2018. The proceeds of this new loan were used to repay the remaining outstanding amount on the committed term loan used to fund the acquisition of ArthroCare.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2016, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt decreased from $1,613m at the beginning of 2015 to $1,361m at the end of 2015, representing an overall decrease of $252m.

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

THE FINANCIAL COMMENTARY ON THIS PAGE FORMS PART OF THE BUSINESS REVIEW AND IS UNAUDITED. SEE PAGES 181 TO 182 FOR COMMENTARY ON THE 2014 FINANCIAL YEAR.

118	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP FINANCIAL STATEMENTS

Group statement of changes in equity

	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Treasury shares[2] $ million	Other reserves[3] $ million	Retained earnings $ million	Total equity $ million
At 31 December 2012	193	488	–	(735)	121	3,817	3,884
Attributable profit for the year[1]	–	–	–	–	–	556	556
Other comprehensive income	–	–	–	–	(1)	(4)	(5)
Equity dividends declared and paid	–	–	–	–	–	(239)	(239)
Share-based payments recognised	–	–	–	–	–	28	28
Taxation on share-based payments	–	–	–	–	–	3	3
Purchase of own shares	–	–	–	(231)	–	–	(231)
Cost of shares transferred to beneficiaries	–	–	–	21	–	(18)	3
Cancellation of treasury shares	(10)	–	10	623	–	(623)	–
Issue of ordinary share capital[4]	1	47	–	–	–	–	48
At 31 December 2013	184	535	10	(322)	120	3,520	4,047
Attributable profit for the year[1]	–	–	–	–	–	501	501
Other comprehensive expense	–	–	–	–	(184)	(75)	(259)
Equity dividends declared and paid	–	–	–	–	–	(250)	(250)
Share-based payments recognised	–	–	–	–	–	32	32
Purchase of own shares	–	–	–	(75)	–	–	(75)
Cost of shares transferred to beneficiaries	–	–	–	25	–	(21)	4
Cancellation of treasury shares	(1)	–	1	57	–	(57)	–
Issue of ordinary share capital[4]	1	39	–	–	–	–	40
At 31 December 2014	184	574	11	(315)	(64)	3,650	4,040
Attributable profit for the year[1]	–	–	–	–	–	410	410
Other comprehensive income/(expense)	–	–	–	–	(192)	2	(190)
Equity dividends declared and paid	–	–	–	–	–	(272)	(272)
Share-based payments recognised	–	–	–	–	–	29	29
Taxation on share-based payments	–	–	–	–	–	5	5
Purchase of own shares	–	–	–	(77)	–	–	(77)
Cost of shares transferred to beneficiaries	–	–	–	38	–	(33)	5
Cancellation of treasury shares	(1)	–	1	60	–	(60)	–
Issue of ordinary share capital[4]	–	16	–	–	–	–	16
At 31 December 2015	183	590	12	(294)	(256)	3,731	3,966

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate ruling on the date of redenomination instead of the rate at the balance sheet date. The cumulative translation loss within other reserves at 31 December 2015 of $254m (2014 – $78m loss, 2013 – $118m gain).
4	Issue of ordinary share capital as a result of options being exercised.

THE NOTES ON PAGES 119 TO 166 ARE AN INTEGRAL PART OF THESE ACCOUNTS.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	119

NOTES TO THE GROUP ACCOUNTS

1 Basis of preparation

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) effective as at 31 December 2015. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) effective as at 31 December 2015. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. The accounting policies requiring management to use significant estimates and assumptions are: inventories, impairment, taxation, liability provisions, business combinations and disclosures in segmental reporting. These are discussed under Critical accounting policies on page 111. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As described in Note 15, the Group meets its funding requirements through a mixture of shareholders’ funds, bank borrowings and private placement notes. At 31 December 2015, the Group had committed borrowing facilities of $2.4bn and total liquidity of $1.1bn, including net cash and cash equivalents of $102m and undrawn committed borrowing facilities of $1bn. The earliest expiry date of the Group’s committed borrowing facilities is in respect of a $300m bilateral term loan facility due to expire in April 2018.

The Group’s forecasts and projections, taking into account reasonably possible changes in trading performance, show that the Group has sufficient financial resources. The Directors have reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for a period of at least three years from the date of the approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the FRC) in preparing the consolidated financial statements.

There have been no new accounting pronouncements impacting the Group in 2015.

A number of new standards, amendments to standards and interpretations are effective for the Group’s annual periods beginning on or after 1 January 2016, and have not been applied in preparing these consolidated accounts. With the exception of the new leasing standard IFRS 16 Leases, which was issued on 13 January 2016 and will become effective from 1 January 2019, for which the extent of the impact is still being determined, none of these are expected to have a significant effect on the consolidated accounts of the Group.

1.1 Consolidation

The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control, and continue to be consolidated until the date that such control ceases. Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated on consolidation. All subsidiaries have year ends which are co-terminus with the Groups, with the exception of jurisdictions whereby a different year end is required by local legislation.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary and any related components of equity. Any resulting gain or loss is recognised in profit or loss. Any retained interest in the former subsidiary is measured at fair value.

1.2 Foreign currencies

Functional and presentation currency

The Group accounts are presented in US Dollars, which is the Company’s functional currency.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group companies at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency as at the exchange rate at the reporting date. Non-monetary items are not retranslated.

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

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2015	2014	2013
Average rates
Sterling	1.53	1.65	1.56
Euro	1.11	1.33	1.33
Swiss Franc	1.04	1.09	1.08
Renminbi	0.16	0.16	0.16
Year end rates
Sterling	1.48	1.56	1.66
Euro	1.09	1.21	1.38
Swiss Franc	1.00	1.01	1.12
Renminbi	0.15	0.16	0.17

120	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

2 Business segment information

The Group has historically reported two operating segments, Advanced Surgical Devices (‘ASD’) and Advanced Wound Management (‘AWM’). On 1 January 2015, the Group completed its transition to a new commercial organisational structure as part of the Group Optimisation programme. The resultant effect of these restructuring activities is that the Group is now engaged in a single business activity, being the development, manufacture and sales of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through six geographical selling regions, with each having a president who is responsible for the commercial review of that region. The Commercial Operations team (‘CommOps’), comprises geographical presidents and certain heads of function and is chaired by the Chief Executive Officer (‘CEO’). CommOps is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by CommOps, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the CommOps level that these decisions are made. Accordingly, CommOps is considered to be the Group’s Chief Operating Decision Maker (‘CODM’) as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, CommOps review financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to Group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2.2. In assessing performance, CommOps also consider financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis.

The types of products and services offered by the Group’s global business segment are as follows:

–	Sports Medicine Joint Repair, which offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints;

–	Arthroscopy Enabling Technologies, which offers healthcare providers a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency wands, electromechanical and mechanical blades, and hand instruments for removing damaged tissue;

–	Trauma & Extremities, consisting of internal and external devices used in the stabilisation of severe fractures and deformity correction procedures;

–	Other Surgical Businesses, which includes gynaecological instrumentation as well as various products and technologies to assist in surgical treatment of the ear, nose and throat;

–	Knee Implants, which offers an innovative range of products for specialised knee replacement procedures;

–	Hip Implants, which offers a range of specialist products for reconstruction of the hip joint;

–	Advanced Wound Care, which includes products for the treatment of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds;

–	Advanced Wound Devices, which consists of traditional and single-use Negative Pressure Wound Therapy and hydrosurgery systems; and

–	Advanced Wound Bioactives, which includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration.

The segment information is prepared in conformity with the accounting policies of the Group and the accounting standard IFRS 8 Operating Segments.

The segment profit measure reported to CommOps for the purposes of resource allocation and assessment is trading profit before interest, and related income tax expense and excludes the effects of non-recurring income and expenditure from one-off items as discussed in Note 2.2 below. Group financing (including interest receivable and payable) is managed on a net basis outside of the business segment.

The results and other information as required of the single segment are shown below. Segment information from the prior year has been restated to conform to the one global segment view, in order to provide more meaningful comparison.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	121

2.1 Revenue by business segment and geography

ACCOUNTING POLICY

Revenue comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding taxes on revenue. Revenue from the sale of products is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are delivered to customers. There is no significant revenue associated with the provision of discrete services. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. These are accrued over the course of the arrangement based on estimates of the level of business expected and adjusted at the end of the arrangement to reflect actual volumes.

Segment revenue reconciles to statutory revenues and other income from continuing operations as follows:

	2015 $ million	2014 $ million	2013 $ million
Reportable segment revenue
Revenue from external customers	4,634	4,617	4,351
The table below shows sales revenue by product type from continuing operations:
	2015 $ million	2014 $ million	2013 $ million
Sales revenue by product from continuing operations
Sports Medicine Joint Repair	606	576	496
Arthroscopic Enabling Technologies	573	542	441
Trauma & Extremities	497	506	486
Other Surgical Businesses	205	147	74
Knee Implants	883	873	865
Hip Implants	604	654	653
Advanced Wound Care	755	805	843
Advanced Wound Bioactives	344	322	280
Advanced Wound Devices	167	192	213
Consolidated sales revenue from continuing operations	4,634	4,617	4,351
In presenting information on the basis of geographical segments, segment revenue is based on location of Smith & Nephew businesses:
	2015 $ million	2014 $ million	2013 $ million
Geographical segment revenue
United Kingdom	301	299	293
United States of America	2,217	2,012	1,862
Other	2,116	2,306	2,196
Consolidated sales revenue from continuing operations	4,634	4,617	4,351

Major customers

No single customer generates revenue greater than 10% of the consolidated entity’s total revenues.

122	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

2 Business segment information continued

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items including amortisation of acquisition intangibles and impairments; significant restructuring events; gains and losses arising from legal disputes; and significant uninsured losses. Further detail is provided in Notes 3.3, 3.4 and 3.5. Operating profit reconciles to trading profit as follows:

	2015 $ million	2014 $ million	2013 $ million
Trading profit of the business segment	1,099	1,055	987
Acquisition-related costs	(12)	(118)	(31)
Restructuring and rationalisation expenses	(65)	(61)	(58)
Amortisation of acquisition intangibles and impairments	(204)	(129)	(88)
Legal and other	(190)	2	–
Operating profit of the business segment	628	749	810
Net interest expense/(revenue)	(38)	(22)	4
Other finance costs	(15)	(11)	(11)
Share of results of associates	(16)	(2)	(1)
Taxation	(149)	(213)	(246)
Attributable profit for the year of the business segment	410	501	556

2.3 Assets and liabilities by business segment and geography

	2015 $ million	2014 $ million	2013 $ million
Reconciliation of assets of the business segment to the consolidated group
Assets of the business segment	6,929	7,129	5,532
Unallocated corporate assets:
– Deferred tax assets	105	77	145
– Retirement benefit assets	13	7	5
– Cash at bank	120	93	137
Total assets of the consolidated group	7,167	7,306	5,819

Segment assets are based on the location of the assets:

	2015 $ million	2014 $ million	2013 $ million
United Kingdom	366	379	255
United States of America	2,982	3,104	2,086
Other	1,226	1,299	1,072
Non-current assets by geographical location[1]	4,574	4,782	3,413

1	Non-current assets excludes retirement benefit assets and deferred tax assets.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	123

	2015 $ million	2014 $ million	2013 $ million
Reconciliation of liabilities of the business segment to the consolidated group
Liabilities of the business segment	1,197	1,012	917
Unallocated corporate liabilities:
– Long-term borrowings	1,434	1,666	347
– Retirement benefit obligations	184	233	230
– Deferred tax liabilities	77	98	50
– Bank overdrafts and loans due within one year	46	39	44
– Current tax payable	263	218	184
Total liabilities of the consolidated group	3,201	3,266	1,772

Depreciation, amortisation and impairment of the business segment
Depreciation of property, plant and equipment	226	222	209
Amortisation of acquired intangibles	153	129	88
Amortisation of other intangible assets	66	62	64
Total depreciation and amortisation	445	413	361
Impairment losses on property, plant and equipment	–	14	–
Impairment losses acquired intangibles	51	–	–
Impairment reversal on trade investments	(3)	–	–
Total non-cash items[1]	493	427	361

1	Impairments recognised in operating profit, within the administrative expenses line.

Segment acquisition of property, plant and equipment and intangibles reconciles to that of the consolidated group, and comprises the following:

	2015 $ million	2014 $ million	2013 $ million
Additions to property, plant and equipment	303	298	242
Additions to intangibles	55	77	98
Capital expenditure (excluding business combinations)	358	375	340
Trade investments	2	4	–
Acquisitions – Goodwill	34	844	53
Acquisitions – Intangible assets	19	833	53
Acquisitions – Property, plant and equipment	6	62	5
Capital expenditure	419	2,118	451

124	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

3 Operating profit

ACCOUNTING POLICIES

Research and development

Research expenditure is expensed as incurred. Internal development expenditure is only capitalised if the recognition criteria in IAS 38 Intangible Assets have been satisfied. The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that in most cases development costs should not be capitalised as intangible assets until products receive approval from the appropriate regulatory body.

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

	2015 $ million	2014 $ million	2013 $ million
Revenue	4,634	4,617	4,351
Cost of goods sold[1,2]	(1,143)	(1,162)	(1,100)
Gross profit	3,491	3,455	3,251
Research and development expenses	(222)	(235)	(231)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(1,735)	(1,670)	(1,535)
Administrative expenses[3,4,5,6]	(906)	(801)	(675)
	(2,641)	(2,471)	(2,210)
Operating profit	628	749	810

1	2015 includes $nil of restructuring and rationalisation expenses (2014 – $12m, 2013 – $12m).
2	2015 includes $nil of acquisition-related costs (2014 – $23m, 2013 – $5m).
3	2015 includes $66m of amortisation of software and other intangible assets (2014 – $62m, 2013 – $64m).
4	2015 includes $65m of restructuring and rationalisation expenses and $204m of amortisation and impairment of acquisition intangibles (2014 – $49m of restructuring and rationalisation expenses and $129m of amortisation of acquisition intangibles, 2013 – $46m of restructuring and rationalisation expenses and $88m of amortisation of acquisition intangibles).
5	2015 includes $190m relating to legal and other exceptionals (2014 – $2m, 2013 – $nil).
6	2015 includes $12m of acquisition-related costs (2014 – $95m, 2013 – $26m).

Note that items detailed in 1, 2, 4, 5 and 6 are excluded from the calculation of trading profit.

Operating profit is stated after charging/(crediting) the following items:

	2015 $ million	2014 $ million	2013 $ million
Other operating income	(41)	(9)	–
Amortisation of intangibles	219	191	152
Impairment of intangible assets	51	–	–
Depreciation of property, plant and equipment	226	222	209
Loss on disposal of property, plant and equipment and intangible assets	15	25	23
Operating lease payments for land and buildings	37	38	32
Operating lease payments for other assets	20	18	19
Advertising costs	91	96	91

Other operating income primarily relates to a net gain relating to patent litigation as discussed in Note 3.5.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	125

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

	Notes	2015 $ million	2014 $ million	2013 $ million
Wages and salaries		1,193	1,237	998
Social security costs		135	127	106
Pension costs (including retirement healthcare)	18	58	17	72
Share-based payments	23	30	32	28
		1,416	1,413	1,204
During the year ended 31 December 2015, the average number of employees was 14,686 (2014 – 13,469, 2013 – 11,036).
3.2 Audit Fees – information about the nature and cost of services provided by auditors
		2015 $ million	2014 $ million	2013 $ million
Audit services:
Group accounts		2	2	1
Local statutory audit pursuant to legislation		2	1	2
Other services:
Non-audit services		1	–	–
Taxation services:
Compliance services		–	1	2
Advisory services		–	1	1
Total auditors’ remuneration		5	5	6
Arising:
In the UK		2	3	3
Outside the UK		3	2	3
		5	5	6

Audit fees for the current year are those relating to KPMG LLP, the Group’s auditors. In 2014 and 2013, fees relate to EY LLP, the Group’s former auditors.

3.3 Acquisition-related costs

Acquisition-related costs of $12m (2014 – $118m, 2013 – $31m) were incurred within operating profit in the 12-month period to 31 December 2015. These costs relate to ongoing ArthroCare integration.

3.4 Restructuring and rationalisation expenses

Restructuring and rationalisation costs of $65m (2014 – $61m, 2013 – $58m) were incurred in the 12-month period to 31 December 2015. These costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

3.5 Legal and other

The legal and other costs within operating profit of $190m (2014 – $2m credit, 2013 – $nil). The net charge primarily relates to $203m for known, anticipated and settled metal-on-metal hip claims and $21m for associated legal expenses. This was offset by a net gain of $33m relating to patent litigation with Arthrex and past service and curtailment gains of $19m arising on US and UK post-retirement benefits. In addition, a total of $18m charge primarily relates to final costs relating to the RENASYS distribution hold and redundancies from the decision to cease development of HP802.

126	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

4 Interest and other finance costs

4.1 Interest income/(expense)

		2015 $ million	2014 $ million	2013 $ million
Interest income		11	13	14
Interest expense:
Bank borrowings		(9)	(19)	(8)
Private placement notes		(37)	(14)	–
Other		(3)	(2)	(2)
		(49)	(35)	(10)
Net interest (expense)/income		(38)	(22)	4

4.2 Other finance costs
	Notes	2015 $ million	2014 $ million	2013 $ million
Retirement benefit net interest expense	18	(11)	(10)	(11)
Unwinding of purchase discount		(3)	–	–
Other		(1)	(1)	–
Other finance costs		(15)	(11)	(11)

The retirement benefit net interest expense includes $2m of fees paid directly by the Group relating to de-risking exercises carried out in the UK.

Foreign exchange gains or losses arose primarily on the translation of intercompany and third party borrowings and amounted to a net $11m gain in 2015 (2014 – net $21m gain, 2013 – net $1m gain). These amounts were fully matched by the fair value gains or losses on currency swaps held to manage this currency risk.

5 Taxation

ACCOUNTING POLICY

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is considered probable that a tax charge will arise and the amount can be reliably estimated. Although Group policy is to submit its tax returns to the relevant tax authorities as promptly as possible, at any time the Group has years outstanding and is involved in disputes and tax audits. Significant issues may take many years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of the provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	127

5.1 Taxation charge attributable to the Group

	2015 $ million	2014 $ million	2013 $ million
Current taxation:
UK corporation tax at 20.3% (2014 – 21.5%, 2013 – 23.3%)	31	39	50
Overseas tax	219	235	229
Current income tax charge	250	274	279
Adjustments in respect of prior periods	(56)	(6)	(5)
Total current taxation	194	268	274
Deferred taxation:
Origination and reversal of temporary differences	(73)	(52)	(23)
Changes in tax rates	(3)	–	(4)
Adjustments to estimated amounts arising in prior periods	31	(3)	(1)
Total deferred taxation	(45)	(55)	(28)
Total taxation as per the income statement	149	213	246
Taxation in other comprehensive income	(10)	(19)	16
Taxation in equity	(5)	–	(3)
Taxation attributable to the Group	134	194	259

The 2015 prior period current taxation adjustments mainly relate to a reclassification from current to deferred taxation together with releases of provisions after settlement with tax authorities or the expiry of statute of limitations and tax accrual to tax return adjustments. The 2015 prior period deferred taxation adjustments mainly relate to a reclassification from current to deferred taxation and tax accrual to tax return adjustments.

The tax charge was reduced by $130m (2014 – $71m reduction and 2013 – $40m reduction) as a consequence of acquisition-related costs, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, and legal and other.

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges, including tax rate changes, tax legislation changes and resolution of tax audits and disputes. At any given time the Group has years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

In 2015, the UK Government enacted legislation to reduce the main rate of UK statutory corporation tax to 19.0% from 1 April 2017 and 18.0% from 1 April 2020.

The UK standard rate of corporation tax for 2015 is 20.3% (2014 – 21.5%, 2013 – 23.3%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The reported tax rate differs from the UK standard rate as follows:

	2015%	2014%	2013%
UK standard rate	20.3	21.5	23.3
Non-deductible/non-taxable items	1.1	0.5	(1.0)
Prior year items	(4.5)	(1.2)	(0.5)
Tax losses incurred not relieved	2.0	1.6	0.9
Overseas income taxed at other than UK standard rate	7.8	7.5	7.8
Reported tax rate	26.7	29.9	30.5

128	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

5 Taxation continued

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

	Accelerated tax deprecation $ million	Intangibles $ million	Retirement benefit obligation $ million	Macrotexture $ million	Inventory, provisions and other differences $ million	Total $ million
At 1 January 2014	(91)	(22)	68	52	88	95
Exchange adjustment	2	1	(2)	–	(10)	(9)
Movement in income statement – current year	18	16	(18)	–	36	52
Movement in income statement – prior years	1	(1)	–	–	3	3
Movement in other comprehensive income	–	–	22	–	(3)	19
Acquisitions	–	(220)	–	–	39	(181)
At 31 December 2014	(70)	(226)	70	52	153	(21)
Exchange adjustment	(1)	7	(1)	–	(7)	(2)
Reclassifications	(1)	(53)	(19)	–	73	–
Movement in income statement – current year	4	41	(19)	–	47	73
Movement in income statement – prior years	6	9	(1)	–	(45)	(31)
Movement in other comprehensive income	–	–	9	–	1	10
Movement in equity	–	–	–	–	(1)	(1)
Changes in UK tax rate	–	2	–	–	1	3
Acquisitions	–	(3)	–	–	–	(3)
At 31 December 2015	(62)	(223)	39	52	222	28

Represented by:

	2015 $ million	2014 $ million
Deferred tax assets	105	77
Deferred tax liabilities	(77)	(98)
Net position at 31 December	28	(21)

During the year, the classification of deferred tax balances were revisited resulting in some reclassifications. There was no change in the deferred tax asset or liability balance.

The Group has unused gross tax losses of $125m (2014 – $92m) available for offset against future profits. A deferred tax asset has been recognised in respect of $29m (2014 – $47m) of these losses. No deferred tax asset has been recognised on the remaining unused tax losses as they are not expected to be realised in the foreseeable future. The aggregate amount of temporary differences in respect of investments in subsidiaries and associates for which deferred tax liabilities have not been recognised is approximately $467m (2014 – $449m).

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	129

6 Earnings per ordinary share

ACCOUNTING POLICIES

Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the year, excluding shares held by the Company in the Employees’ Share Trust or as treasury shares.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the basic earnings per share for the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, which comprise share options and awards granted to employees.

Adjusted earnings per share

Adjusted earnings per share is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisitions and disposals related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; significant gains and losses arising from legal disputes and significant uninsured losses; and taxation thereon.

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

		2015 $ million	2014 $ million	2013 $ million
Earnings
Attributable profit for the year		410	501	556
Adjusted attributable profit (see below)		761	743	693
Attributable profit is reconciled to adjusted attributable profit as follows:
	Notes	2015 $ million	2014 $ million	2013 $ million
Attributable profit for the year		410	501	556
Acquisition-related costs[1]		25	125	31
Restructuring and rationalisation expenses	3	65	61	58
Amortisation of acquisition intangibles and impairments	9	204	129	88
Legal and other[2]		187	(2)	–
Taxation on excluded items	5	(130)	(71)	(40)
Adjusted attributable profit		761	743	693

1    Acquisition-related costs include $12m within operating profits (refer to Note 3.3), a $2m interest charge relating to ArthroCare financing and an $11m share of deferred consideration fair value adjustments in associates.

2    Legal and other costs include $190m within operating profits (refer to Note 3.5) and a $3m net interest credit.

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings for basic and diluted earnings per ordinary share are as follows:

		2015	2014	2013
Number of shares (millions)
Basic weighted number of shares		894	893	901
Dilutive impact of share options outstanding		5	6	5
Diluted weighted average number of shares		899	899	906
Earnings per ordinary share
Basic		45.9¢	56.1¢	61.7¢
Diluted		45.6¢	55.7¢	61.4¢
Adjusted: Basic		85.1¢	83.2¢	76.9¢
Adjusted: Diluted		84.6¢	82.6¢	76.5¢

There were nil share options which were not included in the diluted EPS calculation because they were non-dilutive in the period (2014 – nil, 2013 – 0.5m).

130	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

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

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	131

		Land and buildings		Plant and equipment		Assets in
						course of
		Freehold	Leasehold	Instruments	Other	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2014		143	53	1,065	938	80	2,279
Exchange adjustment		(4)	(1)	(68)	(35)	(2)	(110)
Acquisitions	21	11	4	9	17	21	62
Additions		–	–	158	57	83	298
Disposal of business		–	–	–	(12)	–	(12)
Disposals		(2)	(3)	(108)	(40)	(4)	(157)
Transfers		1	1	4	38	(44)	–
At 31 December 2014		149	54	1,060	963	134	2,360
Exchange adjustment		(3)	(1)	(63)	(26)	(1)	(94)
Acquisitions	21	–	–	6	–	–	6
Additions		4	1	152	78	68	303
Disposals		(1)	(1)	(113)	(47)	–	(162)
Transfers		5	5	–	35	(45)	–
At 31 December 2015		154	58	1,042	1,003	156	2,413
Depreciation and impairment
At 1 January 2014		43	31	764	625	–	1,463
Exchange adjustment		(2)	–	(50)	(24)	–	(76)
Charge for the year		5	4	137	76	–	222
Impairment		–	–	–	3	11	14
Disposal of business		–	–	–	(7)	–	(7)
Disposals		(1)	(3)	(107)	(36)	–	(147)
At 31 December 2014		45	32	744	637	11	1,469
Exchange adjustment		(1)	–	(43)	(19)	–	(63)
Charge for the year		5	4	137	80	–	226
Disposals		(1)	(1)	(106)	(43)	–	(151)
At 31 December 2015		48	35	732	655	11	1,481
Net book amounts
At 31 December 2015		106	23	310	348	145	932
At 31 December 2014		104	22	316	326	123	891

Land and buildings includes land with a cost of $19m (2014 – $20m) that is not subject to depreciation. Assets held under finance leases with a net book value of $6m (2014 – $8m) are included within land and buildings.

The impairment charge in the prior year relates to certain assets which related to the production of HP802, which the Group decided not to continue.

Historically, capital expenditure represents the Group’s expected annual investment in property, plant and equipment and other intangible assets. This varies between 6% and 8% (2014 – 6% and 8%) of annual revenue.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $20m (2014 – $27m).

The amount of borrowing costs capitalised in 2015 and 2014 was minimal.

132	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

8 Goodwill

ACCOUNTING POLICY

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (‘CGU’) that is expected to benefit from the acquisition. The recoverable amount of CGUs to which goodwill has been allocated is tested for impairment annually. The CGUs identified by management are at the aggregated product franchise levels of Reconstruction, Other Surgical Devices and Advanced Wound Management, in the way the business is managed and the way the core assets are used to generate cash flows.

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

	Notes	2015 $ million	2014 $ million
Cost
At 1 January		2,027	1,256
Exchange adjustment		(49)	(73)
Acquisitions	21	34	844
At 31 December		2,012	2,027
Impairment
At 1 January and 31 December		–	–
Net book amounts		2,012	2,027

The Group has historically identified two CGUs, being Advanced Surgical Devices and Advanced Wound Management, and tested the goodwill balance for impairment at this level. Following the completion of the Group’s business reorganisation in 2015, management has identified four CGUs in applying the provisions of IAS 36 Impairment of Assets: Reconstruction, Other Surgical Devices, Advanced Wound Care & Devices and Bioactives.

For the purpose of goodwill impairment testing, the Advanced Wound Care & Devices and Bioactives CGUs have been aggregated (Advanced Wound Management), as this is the level at which goodwill is monitored and level at which the economic benefits relating to the goodwill within these CGUs is realised.

Goodwill is allocated to the Group’s CGUs as follows:

2015 $ million
Reconstruction	557
Other Surgical Devices	1,140
Advanced Wound Management	315
2,012

Impairment reviews were performed in September 2015 and 2014 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

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

In determining the growth rates used in the calculations of the value-in-use, management considered annual revenue growth. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year. The discount rates used in the value-in-use calculations reflect management’s assessment of risks specific to the assets of each CGU.

8.1 Reconstruction CGU

The sales growth and trading profit margin used in the value-in-use calculation for the Reconstruction CGU reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting edge innovation, disruptive business models and a strong Emerging Markets platform to drive outperformance.

Revenue growth rates for the five-year period ranged from 2.1% to 8.6% for the various components of the Reconstruction CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 5.6%. The pre-tax discount rate used in the Reconstruction CGU value-in-use calculation is 10.3%.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	133

8.2 Other Surgical Devices CGU

The value-in-use calculation for the Other Surgical Devices CGU reflects growth rates and trading profit margins consistent with management’s strategy to rebalance Smith & Nephew towards higher growth areas such as, for example, Sports Medicine.

Revenue growth rates for the five-year period ranged from 1.2% to 13.5% for the various components of the Other Surgical Devices CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 5.6%. The pre-tax discount rate used in the Other Surgical Devices CGU value-in-use calculation is 10.3%.

8.3 Advanced Wound Management CGU

The aggregated Advanced Wound Management CGU comprises the Advanced Wound Care & Devices and Bioactives CGUs.

In performing the value-in-use calculation for this combined CGU, management considered the Group’s focus across the wound product franchises, focusing on widening access to the customer, the higher added value sectors of healing chronic wounds and tissue repair using bioactives, and by continuing to improve efficiency.

Revenue growth rates for the five-year period ranged from 3.8% to 20.5% for the various components of the Advanced Wound Management CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 6.7%. The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation is 10.3%.

8.4 Sensitivity to changes in assumptions used in value-in-use calculations

The calculations of value-in-use for the identified CGUs are most sensitive to changes in discount and growth rates. Management’s consideration of these sensitivities is set out below:

–	Growth of market and market share – Management has considered the impact of a variance in market growth and market share. The value-in-use calculations shows that if the assumed long-term growth rates were reduced to nil, the recoverable amount of each CGU would still be greater than its carrying value.

–	Discount rate – Management has considered the impact of an increase in the discount rate applied to the value-in-use calculations. This sensitivity analysis shows that for the recoverable amount of each CGU to be less than its carrying value, the discount rate would have to be increased to 23.2% for the Reconstruction CGU, 28.1% for the Other Surgical Devices CGU and 28.5% for the Advanced Wound Products CGU.

9 Intangible assets

ACCOUNTING POLICIES

Intangible assets

Intangible assets acquired separately from a business combination (including purchased patents, know-how, trademarks, licences and distribution rights) are initially measured at cost. The cost of intangible assets acquired in a material business combination (referred to as acquisition intangibles) is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All intangible assets are amortised on a straight-line basis over their estimated useful economic lives. The estimated useful economic life of an intangible asset ranges between three and 20 years depending on its nature. Internally-generated intangible assets are expensed in the income statement as incurred.

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

In carrying out impairment reviews of intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ, or changes in expectations should arise, impairment charges may be required which would adversely impact operating results.

134	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

9 Intangible assets continued

	Technology $ million	Product- related $ million	Customer and Distribution related $ million	Software $ million	Total $ million
Cost
At 1 January 2014	7	1,319	103	229	1,658
Exchange adjustment	–	(42)	(4)	(11)	(57)
Acquisitions	237	584	9	3	833
Additions	–	23	5	49	77
Disposals	–	–	–	(3)	(3)
At 31 December 2014	244	1,884	113	267	2,508
Exchange adjustment	(9)	(31)	(13)	(8)	(61)
Acquisitions[1]	–	–	19	–	19
Additions	–	17	–	38	55
Disposals	–	(6)	–	(8)	(14)
At 31 December 2015	235	1,864	119	289	2,507
Amortisation and impairment
At 1 January 2014	3	455	42	104	604
Exchange adjustment	–	(29)	–	(3)	(32)
Charge for the year	7	138	15	31	191
Disposals	–	–	–	(2)	(2)
At 31 December 2014	10	564	57	130	761
Exchange adjustment	–	(11)	(3)	(2)	(16)
Charge for the year – amortisation	11	159	15	34	219
Charge for the year – impairment	–	51	–	–	51
Disposals	–	(4)	–	(6)	(10)
At 31 December 2015	21	759	69	156	1,005
Net book amounts
At 31 December 2015	214	1,105	50	133	1,502
At 31 December 2014	234	1,320	56	137	1,747
1 This balance relates to customer relationships acquired with the purchase of distributors in Colombia and Russia.
Amortisation and impairment of acquired intangibles is set out below:
				2015 $ million	2014 $ million
Technology				11	7
Product-related				188	117
Customer and Distribution related				5	5
Total				204	129

Group capital expenditure relating to software contracted but not provided for amounted to $4m (2014 – $7m).

The carrying values of intangible assets are considered for indicators of impairment and where an indicator, such as declining revenues, is present a full impairment review comparing value in use to carrying value is performed.

Two product-related intangible assets were determined to have value in use below carrying value, resulting in an impairment charge being recognised. The impairment charge primarily relates to $40m from Oasis, calculated using a discount rate of 11.2% (2014 – 10.2%), a product right acquired with the Healthpoint acquisition in 2012. During the year, continued reimbursement pressure has resulted in revenues not increasing at the previously expected rate. The remaining carrying value of $45m is supported by the present value of anticipated future cash flows.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	135

10 Investments

ACCOUNTING POLICY

Investments, other than those related to associates, are initially recorded at fair value plus any directly attributable transaction costs on the trade date. The Group has an investments in an entity that holds mainly unquoted equity securities, which by their nature have no fixed maturity date or coupon rate. These investments are classed as ‘available-for-sale’ carried at fair value. The fair value of these investments are based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; and non-marketable securities are estimated considering factors including the purchase price; prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities. Objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost less any impairment loss previously recognised. Impairment losses are recognised by reclassifying the losses accumulated in other reserves to profit or loss.

	2015 $ million	2014 $ million
At 1 January	5	2
Additions	2	4
Changes in value[1]	3	–
Transfer from investments in associates	6	–
Distributions	(3)	(1)
At 31 December	13	5

1	Change in value in 2015 relates to the reversal of impairment recognised in prior years.

11 Investments in associates

ACCOUNTING POLICY

Investments in associates, being those entities over which the Group has a significant influence and which is neither a subsidiary nor a joint venture, are accounted for using the equity method, with the Group recording its share of the associates’ profit and loss and other comprehensive income. The Group’s share of associates’ profit or loss is included in one separate income statement line and is calculated after deduction of their respective taxes.

At 31 December 2015 and 31 December 2014, the Group holds 49% of Bioventus LLC (‘Bioventus’). Bioventus is a limited liability company operating as a partnership. The Company’s headquarters is located in Durham, North Carolina, US. Bioventus focuses its medical product development around its core competencies of orthobiologic therapies and orthopaedic diagnostics from which it develops and markets clinically proven orthopaedic therapies and diagnostic tools, including osteoarthritis pain treatments, bone growth stimulators and ultrasound devices. Bioventus sells bone stimulation devices and is a provider of osteoarthritis injection therapies. The loss after taxation recognised in the income statement relating to Bioventus was $18m (2014 – loss after taxation $2m). Of this loss, $11m relates to a change in the acquisition fair value of the OsteoAMP liability.

In November 2015, the Group contributed $25m of capital to Bioventus as part of a rights issue, following which the Group’s shareholding in Bioventus remained at 49%. The rights issue was to fund the acquisition of Biostructures LLC, a leading medical device company focused on developing bioresorbable bone graft products for a broad range of spinal and orthopaedic fusion procedures.

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less cost to sell, estimated using discounted cash flows. The fair value measurement was categorised as a level 3 fair value based on the inputs and valuation technique used.

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2015 $ million	2014 $ million
Balance sheet	115	112
Income statement loss	(16)	(2)

136	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

11 Investments in associates continued

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies:

	2015 $ million	2014 $ million
Summarised balance sheet
Non-current assets	389	339
Current assets	93	90
Non-current liabilities	(235)	(220)
Current liabilities	(80)	(48)
Net assets	167	161
Group’s share of net assets at 49%	82	79
Group adjustments[1]	30	26
Group’s carrying amount of investment at 49%	112	105

	2015 $ million	2014 $ million
Summarised statement of comprehensive income
Revenue	256	242
Attributable loss for the year	(41)	(11)
Group adjustments[1]	5	6
Total comprehensive loss	(36)	(5)
Group share of loss for the year at 49%	(18)	(2)

1	Group adjustments primarily relate to an adjustment to align the useful life of intangible assets with Group policy.

At December 2015, the Group held an equity investment in one other associate (2014 – two) with a carrying value of $3m (2014 – $7m). The Group’s other associate was re-classified to an investment during the year.

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

	2015 $ million	2014 $ million	2013 $ million
Raw materials and consumables	205	214	151
Work-in-progress	84	82	72
Finished goods and goods for resale	928	885	783
	1,217	1,181	1,006

Reserves for excess and obsolete inventories were $322m (2014 – $317m, 2013 – $354m). The increase in reserves of $5m in the year comprised $17m charged to the reserve on the write-down of inventory and $3m attributable to business combinations during the year, partially offset by foreign exchange movements of $15m.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $961m (2014 – $1,013m, 2013 – $958m). In addition, $73m was recognised as an expense within cost of goods sold resulting from inventory write-offs (2014 – $55m, 2013 – $73m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	137

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

	$2015 million	$2014 million	2013 $ million
Trade receivables	1,003	1,015	992
Less: provision for bad and doubtful debts	(64)	(47)	(57)
Trade receivables – net (loans and receivables)	939	968	935
Derivatives – forward foreign exchange & interest rate contracts	33	49	28
Other receivables	83	51	60
Prepayments and accrued income	83	98	90
	1,138	1,166	1,113

Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense for the year was $25m (2014 – $4m credit, 2013 – $15m expense). Amounts due from insurers in respect of the macro textured claim of $144m (2014 – $143m, 2013 – $138m) are included within other receivables and have been provided in full.

The amount of trade receivables that were past due was as follows:

	$2015 million	$2014 million	2013 $ million
Past due not more than three months	154	181	206
Past due more than three months and not more than six months	45	49	52
Past due more than six months and not more than one year	57	51	61
Past due more than one year	53	42	70
	309	323	389
Neither past due nor impaired	694	692	603
Provision for bad and doubtful debts	(64)	(47)	(57)
Trade receivables – net (loans and receivables)	939	968	935
Movements in the provision for bad and doubtful debts were as follows:
	$2015 million	$2014 million	2013 $ million
At 1 January	47	57	49
Exchange adjustment	(3)	(4)	1
Net receivables (provision released)/provided for during the year	25	(4)	15
Utilisation of provision	(5)	(2)	(8)
At 31 December	64	47	57
Trade receivables include amounts denominated in the following major currencies:
	$2015 million	$2014 million	2013 $ million
US Dollar	362	353	293
Sterling	58	92	103
Euro	192	225	271
Other	327	298	268
Trade receivables – net (loans and receivables)	939	968	935

138	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

14 Trade and other payables

	2015 $ million	2014 $ million
Trade and other payables due within one year
Trade and other payables	808	807
Derivatives – forward foreign exchange and currency swaps	26	21
Acquisition consideration	8	10
	842	838
Other payables due after one year
Acquisition consideration	19	23
Other payables	10	21
	29	44

The acquisition consideration due after more than one year is expected to be payable as follows: $7m in 2017, $7m in 2018 and $5m in 2019 (2014 – $5m in 2016, $8m in 2017 and $10m in 2018).

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2015 $ million	2014 $ million
Bank overdrafts and loans due within one year	46	39
Long-term bank borrowings and finance leases	308	541
Private placement notes	1,126	1,125
Borrowings	1,480	1,705
Cash at bank	(120)	(93)
Credit/(debit) balance on derivatives – currency & interest rate swaps	1	1
Net debt	1,361	1,613

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2015:
Bank loans	26	–	300	–	–	–	326
Bank overdrafts	18	–	–	–	–	–	18
Finance lease liabilities	2	2	3	3	–	–	10
Private placement notes	–	–	–	125	–	1,001	1,126
	46	2	303	128	–	1,001	1,480
At 31 December 2014:
Bank loans	9	400	–	–	131	–	540
Bank overdrafts	28	–	–	–	–	–	28
Finance lease liabilities	2	2	2	3	3	–	12
Private placement notes	–	–	–	–	125	1,000	1,125
	39	402	2	3	259	1,000	1,705

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	139

15.2 Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2015 $ million	2014 $ million
Finance lease liabilities – due within one year	2	2
Finance lease liabilities – due after one year	8	10
Total amount of secured borrowings	10	12
Total net book value of assets pledged as security:
Property, plant and equipment	6	8
	6	8

15.3 Liquidity risk exposures 2015

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing.

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium-term cash forecasts, having regard to the maturities of investments and borrowing facilities.

The Group has available committed facilities of $2.4bn (2014 – $2.5bn). The interest payable on borrowings under committed facilities is either at fixed or floating rates. Floating rates are typically based on the LIBOR (or other reference rate) relevant to the term and currency concerned.

The Company is subject to restrictive covenants under its principal facility agreements. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2015, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

The Group’s principal facilities are:

Facility	Date due
$300 million bilateral, term loan facility	April 2018
$1.0 billion syndicated, revolving credit facility	March 2020
$80 million 2.47% Senior Notes	November 2019
$45 million Floating Rate Senior Notes	November 2019
$75 million 3.23% Senior Notes	January 2021
$190 million 2.97% Senior Notes	November 2021
$75 million 3.46% Senior Notes	January 2022
$50 million 3.15% Senior Notes	November 2022
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$75 million 3.99% Senior Notes	January 2026

140	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

15 Cash and borrowings continued

15.4 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2015
Non-derivative financial liabilities:
Bank overdrafts and loans	44	–	300	–	344
Trade and other payables	808	10	–	–	818
Finance lease liabilities	3	3	6	–	12
Private placement notes	–	–	125	1,001	1,126
Acquisition consideration	8	7	12	–	27

Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	2,279	–	–	–	2,279
Currency swaps/forward foreign exchange contracts – inflow	(2,277)	–	–	–	(2,277)
	865	20	443	1,001	2,329
At 31 December 2014
Non-derivative financial liabilities:
Bank overdrafts and loans	37	400	131	–	568
Trade and other payables	807	21	–	–	828
Finance lease liabilities	3	3	9	–	15
Private placement notes	–	–	125	1,000	1,125
Acquisition consideration	10	13	10	–	33

Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	1,811	–	–	–	1,811
Currency swaps/forward foreign exchange contracts – inflow	(1,810)	–	–	–	(1,810)
	858	437	275	1,000	2,570

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

15.5 Finance leases

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	141

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2015 $ million	2014 $ million
Within one year	3	3
After one and within two years	3	3
After two and within three years	3	3
After three and within four years	3	3
After four and within five years	–	3
After five years	–	–
Total minimum lease payments	12	15
Discounted by imputed interest	(2)	(3)
Present value of minimum lease payments	10	12

Present value of minimum lease payments can be split out as: $2m (2014 – $2m) due within one year, $8m (2014 – $10m) due between one to five years and $nil (2014– $nil) due after five years.

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2015, the Group held $102m (2014 – $65m, 2013 – $126m) in cash net of bank overdrafts. The Group had committed facilities available of $2,425m at 31 December 2015 of which $1,425m was drawn. Smith & Nephew intends to repay the amounts due within one year using available cash and drawing down on the longer-term facilities. In addition, the Group has finance lease commitments of $10m.

During the year ended 31 December 2014, the Group refinanced its principal banking facilities. The Group signed a new five-year committed $1bn multi-currency revolving credit facility with a maturity date of March 2019. This maturity date has since been extended to March 2020. In April 2015, the Group signed a new three year, $300m bilateral term loan with one of its relationship banks. The new term loan has a maturity date of April 2018. The proceeds of this new loan were used to repay the remaining outstanding amount on the committed term loan used to fund the ArthroCare acquisition.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2016, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt decreased from $1,613m at the beginning of 2015 to $1,361m at the end of 2015, representing an overall decrease of $252m.

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

Interest rate derivatives transacted to convert fixed rate borrowings into floating rate borrowings are accounted for as fair value hedges and changes in the fair values resulting from changes in market interest rates are recognised in the income statement.

Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within other finance income/(costs) as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is transferred.

142	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

16 Financial instruments and risk management continued

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2015, the Group had contracted to exchange within one year the equivalent of $1.9bn (2014 – $1.5bn). Based on the Group’s net borrowings as at 31 December 2015, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would decrease by $1m (2014 – decrease by $6m) as the Group held a higher amount of foreign denominated cash than foreign denominated borrowings.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2015 would have been $42m lower (2014 – $37m). Similarly, if the Euro was to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2015 would have been $16m higher (2014 – $26m). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2015 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

The Group’s policy is to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges. The net impact of transaction related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant. In addition, the movements in the fair value of other financial instruments used for hedging such as currency swaps for which hedge accounting is not applied, offset movements in the values of assets and liabilities and are recognised through the income statement.

16.2 Interest rate exposures

The Group is exposed to interest rate risk on cash, borrowings and certain currency and interest rate swaps which are at floating rates. When required the Group uses interest rate derivatives to meet its objective of protecting borrowing costs within parameters set by the Board. These interest rate derivatives are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve, with the fair value of the interest rate derivatives recorded in the balance sheet.

Additionally, the Group uses interest rate swaps to reduce the overall level of fixed rate debt, within parameters set by the Board. When used in this way, interest rate derivatives are accounted for as fair value hedges. The fair value movement of the derivative is offset in the income statement against the fair value movement in the underlying fixed rate debt.

Based on the Group’s gross borrowings as at 31 December 2015, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $6m (2014 – $6m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

16.3 Credit risk exposures

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Group does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk as the Group operates within a policy of counterparty limits designed to reduce exposure to any single counterparty.

The maximum credit risk exposure on derivatives at 31 December 2015 was $33m (2014 – $49m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2015 was $120m (2014 – $93m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	143

16.4 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

						Fixed rate liabilities
							Weighted
						Weighted	average time
	Gross	Currency	Total	Floating	Fixed rate	average	for which
	borrowings	swaps	liabilities	rate liabilities	liabilities	interest rate	rate is fixed
	$ million	$ million	$ million	$ million	$ million	%	Years
At 31 December 2015
US Dollar	1,439	310	1,749	884	865	3.5	7.8
Other	41	60	101	101	–	–	–
Total interest bearing liabilities	1,480	370	1,850	985	865
At 31 December 2014
US Dollar	1,685	208	1,893	826	1,067	3.4	8.3
Euro	10	35	45	45	–	–	–
Other	10	37	47	47	–	–	–
Total interest bearing liabilities	1,705	280	1,985	918	1,067

At 31 December 2015, $10m (2014 – $12m) of fixed rate liabilities related to finance leases. In 2015, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars and Brazilian Real) totalling $27m (2014 – $33m, 2013 – $21m) on which no interest was payable (see Note 14). There were no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one, three or six-month LIBOR (or other reference rate) relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2015 was 2% (2014 – 1%).

Currency and interest rate profile of interest bearing assets:

	Interest	Cash	Currency		Floating	Fixed
	rate swaps	at bank	swaps	Total assets	rate assets	rate assets
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2015
US Dollars	1	72	55	128	127	1
Other	–	48	313	361	361	–
Total interest bearing assets	1	120	368	489	488	1
At 31 December 2014
US Dollars	–	13	79	92	92	–
Other	–	80	200	280	280	–
Total interest bearing assets	–	93	279	372	372	–

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned. There were $1m fixed rate assets at 31 December 2015 (2014 $nil).

144	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

16 Financial instruments and risk management continued

16.5 Fair value of financial assets and liabilities

ACCOUNTING POLICY

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial assets and liabilities and non-financial assets acquired in a business combination (see Note 21).

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3: inputs for the asset or liability that are not based on observable data (unobservable inputs).

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

						Carrying amount			Fair value
At 31 December 2015	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	31	–	–	–	31	31	–	31
Investments	–	–	–	13	–	13	–	13	13
Currency swaps	1	–	–	–	–	1	1	–	1
Interest rate swaps	–	1	–	–	–	1	1	–	1
	1	32	–	13	–	46	33	13	46
Financial liabilities measured at fair value
Acquisition consideration	(27)	–	–	–	–	(27)	–	(27)	(27)
Forward foreign exchange contracts	–	(23)	–	–	–	(23)	(23)	–	(23)
Currency swaps	(3)	–	–	–	–	(3)	(3)	–	(3)
Private placement debt	–	–	(201)	–	–	(201)	(201)	–	(201)
	(30)	(23)	(201)	–	–	(254)	(227)	(27)	(254)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,022	–	–	1,022
Cash at bank	–	–	120	–	–	120
	–	–	1,142	–	–	1,142
Financial liabilities not measured at fair value
Bank overdrafts	–	–	–	–	(18)	(18)
Bank loans	–	–	–	–	(326)	(326)
Private placement debt	–	–	–	–	(925)	(925)	(949)	–	(949)
Finance lease liabilities	–	–	–	–	(10)	(10)
Trade and other payables	–	–	–	–	(818)	(818)
	–	–	–	–	(2,097)	(2,097)

The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	145

						Carrying amount			Fair value
At 31 December 2014	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	48	–	–	–	48	48	–	48
Investments	–	–	–	5	–	5	–	5	5
Currency swaps	1	–	–	–	–	1	1	–	1
	1	48	–	5	–	54	49	5	54
Financial liabilities measured at fair value
Acquisition consideration	(33)	–	–	–	–	(33)	–	(33)	(33)
Forward foreign exchange contracts	–	(19)	–	–	–	(19)	(19)	–	(19)
Currency swaps	(2)	–	–	–	–	(2)	(2)	–	(2)
	(35)	(19)	–	–	–	(54)	(21)	(33)	(54)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,019	–	–	1,019
Cash at bank	–	–	93	–	–	93
	–	–	1,112	–	–	1,112
Financial liabilities not measured at fair value
Bank overdrafts	–	–	–	–	(28)	(28)
Bank loans	–	–	–	–	(540)	(540)
Private placement debt	–	–	–	–	(1,125)	(1,125)	(1,144)	–	(1,144)
Finance lease liabilities	–	–	–	–	(12)	(12)
Trade and other payables	–	–	–	–	(828)	(828)
	–	–	–	–	(2,533)	(2,533)

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2014, other than the representation of $98m of prepayments and accrued income which is no longer presented as a financial asset.

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

There were no transfers between Levels 1, 2 and 3 during 2015 and 2014.

For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end.

146	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

17 Provisions and contingencies

ACCOUNTING POLICY

In the normal course of business the Group is involved in various legal disputes. Provisions are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the losses can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties, legal and associated expenses are charged to the income statement as incurred.

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

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. For the purpose of calculating any onerous lease provision, the Group takes the discounted future lease payments (if any), net of expected rental income. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

A provision for rationalisation is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

17.1 Provisions
	Rationalisation provisions $ million	Metal-on-metal $ million	Legal and other provisions $ million	Total $ million
At 1 January 2014	18	–	107	125
Acquisitions	–	–	24	24
Charge to income statement	17	–	15	32
Utilised	(22)	–	(28)	(50)
Exchange adjustment	(1)	–	–	(1)
At 31 December 2014	12	–	118	130
Charge to income statement	23	185	18	226
Utilised	(11)	–	(31)	(42)
Transfers	–	–	15	15
Exchange adjustment	(1)	–	(2)	(3)
At 31 December 2015	23	185	118	326
Provisions – due within one year	23	63	107	193
Provisions – due after one year	–	122	11	133
At 31 December 2015	23	185	118	326
Provisions – due within one year	12	–	55	67
Provisions – due after one year	–	–	63	63
At 31 December 2014	12	–	118	130

The principal elements within rationalisation provisions relate to the Group Optimisation programme (mainly severance) announced in May 2014 and people costs associated with the structural and efficiency programme announced in August 2011.

Following the settlement of the majority of US metal-on-metal hip claims (discussed below) the Group has estimated a provision of $185m 2014 – $nil) relating to the present value at 31 December of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions relating to factors such as the number of claims and outcome the actual costs may differ significantly from this estimate. The provision does not include any possible insurance recoveries on these claims or legal fees associated with defending claims. The Group carries considerable product liability insurance, and will continue to defend claims vigorously.

Furthermore, for the year to 31 December 2015, included within legal and other provisions are:

–	A provision of $5m (2014: $10m) relating to the RENASYS distribution hold.

–	A provision of $4m (2014: $7m) relating to the HP802 programme which was stopped during the fourth quarter of 2014.

The remaining balance largely represents provisions for various other litigation matters.

All provisions are expected to be substantially utilised within five years of 31 December 2015 and none are treated as financial instruments.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	147

17.2 Contingencies

The Company and its subsidiaries are parties to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but management believes none of them is likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims, and almost all have been resolved. The aggregate cost at 31 December 2015 related to this matter is approximately $205m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US district court for the Western District of Tennessee, for which a trial has not yet begun. An additional $22m was received during 2007 from a successful settlement with a third party.

17.3 Legal proceedings

Product liability claims

The Group faces claims from time to time for alleged defects in its products and has on occasion recalled or withdrawn products from the market. Such claims are endemic to the medical device industry. The Group maintains product liability insurance subject to limits and deductibles that management believes are reasonable. All policies contain exclusions and limitations, however, and there can be no assurance that insurance will be available or adequate to cover all claims.

In recent years, there has been heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces, and the Group has incurred and will continue to incur expenses to defend claims in this area. As of February 2016, and giving effect to the US settlement described below, approximately 718 such claims were pending with the Group around the world, of which 388 had given rise to pending legal proceedings. The Group has requested indemnity from its product liability insurers for most of these metal-on-metal hip implant claims. Most claims relate to the Group’s Birmingham Hip Resurfacing (‘BHR’) product and its two modular metal-on-metal components: the Birmingham Hip Modular Head (‘BHMH’) and the optional metal liner component of the R3 Acetabular System (‘R3ML’). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is only used in those patient groups where it continues to demonstrate strong performance. These represent the vast majority of current patients.

In 2015 the Group’s US subsidiary settled the majority of its US metal-on-metal hip lawsuits, without admitting liability. Insurance receipts covered more than half of the gross settlement, with the net cash cost being $25 million. These cases had been consolidated in a state court in Memphis, Tennessee and principally related to the Group’s modular metal-on-metal hip components, which are no longer on the market. Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings are designed to serve patients’ interests.

Business practice investigations

Business practices in the healthcare industry are subject to regulation and review by various government authorities. From time to time authorities undertake investigations of the Group’s activities to verify compliance.

In January 2014, before agreeing to be acquired by the Group, ArthroCare announced a settlement of charges by the US Department of Justice relating to securities fraud in which certain members of prior management were implicated. ArthroCare paid a $30m fine and signed a deferred prosecution agreement that imposed reporting, compliance and other requirements on ArthroCare for a two-year term. That agreement expired in January 2016, and the related complaint against ArthroCare was dismissed.

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

The Group won a jury verdict in the US district court for Oregon against Arthrex Inc. in 2011 for infringement of the Group’s patent relating to suture anchors. A number of issues have been disputed and appealed since the case was first filed in 2003; Arthrex paid $99m in June 2015, and most of that award (net of various expenses) was recognised in the Group’s trading profit at that time. A follow-up trial asserting the same patent against additional Arthrex products is in progress in the Oregon court. Arthrex asserted other patents against the Group in 2014 and 2015 in the US district court for the Eastern District of Texas.

Other matters

In April 2009, the Group was served with a subpoena by the US Department of Justice in Massachusetts requiring the production of documents from 1995 to 2009 associated with the marketing and sale of a bone growth stimulation product that the Group has since divested. Similar subpoenas had been served on a number of competitors in the bone growth stimulator market, and a qui tam or ‘whistle-blower’ complaint had been filed in federal court in Boston, Massachusetts. The Group cooperated with the government inquiry, defended the qui tam action, and agreed in principle to settle the latter in 2015 without admitting any liability.

148	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

18 Retirement benefit obligations

ACCOUNTING POLICY

The Group sponsors defined benefit plans in a number of countries. A defined benefit pension plan defines an amount of pension benefit that an employee will receive on retirement, which is dependent on various factors such as age, years of service and final salary. The Group’s obligation is calculated separately for each plan by discounting the estimated future benefit that employees have earned in return for their service in the current and prior periods. The fair value of any plan assets is deducted to arrive at the net liability.

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

18.1 Retirement benefit net (assets)/obligations

The Group’s retirement benefit obligations comprise:

	2015 $ million	2014 $ million
Funded plans:
UK Plan	(7)	16
US Plan	56	74
Other plans	48	42
	97	132
Unfunded plans:
Other plans	44	48
Retirement healthcare	30	46
	171	226
Amount recognised on the balance sheet – liability	184	233
Amount recognised on the balance sheet – asset	(13)	(7)

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

The UK Plan operates under trust law and responsibility for its governance lies with a Board of Trustees. This Board is composed of representatives of the Group, plan participants and an independent trustee, who act on behalf of members in accordance with the terms of the Trust Deed and Rules and relevant legislation. The UK Plan’s assets are held by the trust. Annual increases on benefits in payment are dependent on inflation. The main uncertainties affecting the level of benefits payable under the UK Plan are future inflation levels (including the impact of inflation on future salary increase) and the actual longevity of the membership. There is no legislative minimum funding requirement in the UK, however the Group has agreed with the Board of Trustees to pay a schedule of supplementary payments (see Note 18.8). The Trust Deed of the UK Plan states that any surplus is ultimately accessible by the Group as a refund. As a result the Group has recognised a surplus for the UK Plan of $7m in 2015.

The US Plan is governed by a US Pension Committee which is composed of both plan participants and representatives of the Group. In the US, the Pension Protection Act (2006) established both a minimum required contribution and a maximum deductible contribution. Failure to contribute at least the minimum required amount will subject the Company to significant penalties, and contributions in excess of the maximum deductible have negative tax consequences. The minimum funding requirement is intended to fully fund the present value of accrued benefits over seven years.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	149

18.2 Reconciliation of benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

			2015			2014
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
Amounts recognised on the balance sheet at beginning of the period	(1,637)	1,411	(226)	(1,581)	1,356	(225)
Income statement expense:
Current service cost	(20)	–	(20)	(22)	–	(22)
Past service cost	22	–	22	36	–	36
Settlements	30	(32)	(2)	71	(60)	11
Interest (expense)/income	(56)	50	(6)	(67)	60	(7)
Administration costs and taxes	(3)	–	(3)	(3)	–	(3)
Costs recognised in Income statement	(27)	18	(9)	15	–	15
Re-measurements:
Actuarial gain due to liability experience	17	–	17	5	–	5
Actuarial (loss)/gain due to financial assumptions change	20	–	20	(179)	–	(179)
Actuarial loss due to demographic assumptions	–	–	–	(30)	–	(30)
Return on plan assets (less than)/greater than discount rate	–	(45)	(45)	–	110	110
Re-measurements recognised in OCI	37	(45)	(8)	(204)	110	(94)
Cash:
Employer contributions	–	66	66	–	65	65
Employee contributions	(5)	5	–	(5)	5	–
Benefits paid directly by the Group, taxes and administration costs paid from scheme assets	3	–	3	3	–	3
Benefits paid	52	(55)	(3)	51	(54)	(3)
Net cash	50	16	66	49	16	65

Exchange rates	56	(50)	6	84	(71)	13
Amount recognised on the balance sheet	(1,521)	1,350	(171)	(1,637)	1,411	(226)
Amount recognised on the balance sheet – liability	(691)	507	(184)	(1,611)	1,378	(233)
Amount recognised on the balance sheet – asset	(830)	843	13	(26)	33	7

Represented by:

			2015			2014
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
UK Plan	(804)	811	7	(879)	863	(16)
US Plan	(460)	404	(56)	(482)	408	(74)
Other Plans	(257)	135	(122)	(276)	140	(136)
Total	(1,521)	1,350	(171)	(1,637)	1,411	(226)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 19 years and 14 years for the UK and US Plans respectively.

150	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

18 Retirement benefit obligations continued

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2015 $ million	2014 $ million	2013 $ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	5	6	8
Equity securities	234	237	220
Government bonds – fixed interest	–	–	61
– index linked	–	–	109
Other Bonds	43	–	–
Liability driven investments	171	227	–
Diversified growth funds	144	155	159
	597	625	557
Other assets:
Insurance contract	214	238	248
Market value of assets	811	863	805
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	–	–	6
Equity securities	166	167	181
Government bonds – fixed interest	119	121	64
Corporate bonds	119	120	151
Hedge funds	–	–	15
Market value of assets	404	408	417
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	9	6	6
Equity securities	35	33	32
Government bonds – fixed interest	5	7	9
– index linked	9	13	11
Corporate bonds	13	12	13
Insurance contracts	28	31	24
Property	8	6	6
Other quoted securities	1	3	3
	108	111	104
Other assets:
Insurance contracts	27	29	29
Investment property	–	–	1
Market value of assets	135	140	134
Total market value of assets	1,350	1,411	1,356

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

In December 2014, the low risk asset portfolio held by the UK Plan was transferred into liability driven investments (‘LDI’) in order to maintain the same level of hedging against interest rate and inflation risks.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	151

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $58m (2014 – $17m, 2013 – $72m). Of this cost recognised for the year, $49m (2014 – $32m, 2013 – $32m) relates to defined contributions and $9m net expense (2014 – $15m net credit, 2013 – $40m expense) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in selling, general and administrative expenses. There were $nil outstanding payments as at 31 December 2015 due to be paid over to the plans (2014 – $nil, 2013 – $nil).

The $9m net expense for the year includes a $16m past service cost credit arising from amendments to the US Retirement Healthcare plan and a $5m gain arising from benefit options offered to members of the UK Plan, which is detailed under Inflation risk in Note 18.7.

In 2014, the $15m net credit for defined benefits plans includes a $35m past service cost credit which arose on the closure of the US Plan to future accrual and a $11m gain on settlement of benefits as a result of a member buyout.

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs. The $3m net interest cost, administration and taxes recognised for the UK Plan includes $2m fees paid directly by the Group relating to the de-risking options offered to members in 2015.

The defined benefit pension costs charged for the UK and US Plans are:

		2015		2014		2013
	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million
Service cost	9	–	10	2	7	10
Past service cost	(7)	–	–	(35)	–	–
Settlement gain	2	–	–	(11)	–	–
Net interest cost, administration and taxes	3	4	3	3	1	7
	7	4	13	(41)	8	17

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2015 % per annum	2014 % per annum	2013 % per annum
UK Plan:
Discount rate	3.8	3.7	4.4
Future salary increases	3.6	3.5	3.9
Future pension increases	3.1	3.0	3.4
Inflation (RPI)	3.1	3.0	3.4
Inflation (CPI)	2.1	2.0	2.4
US Plan:
Discount rate	4.3	4.0	4.9
Future salary increases	n/a	n/a	3.0
Inflation	n/a	n/a	2.5

152	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

18 Retirement benefit obligations continued

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S1NA with projections in line with the CMI 2011 table and the US uses the RP2014 table with MP2014 scale. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2015 years	2014 years	2013 years
Life expectancy at age 60
UK Plan:
Males	29.6	29.4	29.3
Females	31.3	31.2	31.1
US Plan:
Males	25.8	26.0	23.8
Females	28.2	28.5	25.5
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	32.6	32.4	32.2
Females	33.4	33.3	33.2
US Plan:
Males	27.6	27.8	23.8
Females	29.9	30.2	25.5

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

Changes to the inflation assumption will not have any affect on the US Pension Plan as it was closed to future accrual in 2014.

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/–1yr	+50bps/+1yr	-50bps/–1yr
UK Plan:
Discount rate	–72	+83	–4	+4
Inflation	+80	–70	+4	–3
Mortality	+29	–29	+1	–1
US Plan:
Discount rate	–29	+33	–1	+1
Inflation	n/a	n/a	n/a	n/a
Mortality	+11	–11	–	–

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	153

18.7 Risk

The pension plans expose the Group to the following risks:

Interest rate risk

Volatility in financial markets can change the calculations of the obligation significantly as the calculation of the obligation is linked to yields on AA-rated corporate bonds. A decrease in the bond yield will increase the measure of plan liabilities, although this will be partially offset by increases in the value of matching plan assets such as bonds and insurance contracts.

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

During 2015, the Trustees of the UK Plan offered eligible retired and deferred members three benefit options which would provide them with greater flexibility to manage their final benefit. The three options further minimised the exposure of the UK Plan to inflation risk and were:

–  an option to exchange future increases on pension benefits for a higher level of pension with no increases;

–  an option to take a transfer and draw their pension in a more flexible form; and

–  an option to take a transfer in excess of a standard cash equivalent transfer which could be taken to another pension arrangement.

The US Plan has been closed to future accrual which eliminates the exposure to this risk.

Investment risk

If the return on plan assets is below the discount rate, all else being equal, there will be an increase in the plan deficit.

In the UK, this risk is partially managed by a portfolio of liability matching assets and a bulk annuity, together with a dynamic de-risking policy to switch growth assets into liability matching assets over time.

The US Plan has a dynamic de-risking policy to shift plan assets into longer-term stable asset classes. The policy established 10 pre-determined funded status levels and when each trigger point is reached, the plan assets are re-balanced accordingly.

Longevity risk

The present value of the plans defined benefit liability is calculated by reference to the best estimate of the mortality of the plan participants both during and after their employment. An increase in the life expectancy of plan participants above that assumed will increase the benefit obligation.

The UK Plan, in order to minimise longevity risk, has entered into an insurance contract which covers a portion of pensioner obligations.

The three options offered to members in the UK during 2015 further minimised the exposure to longevity risk (see Inflation risk above).

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

UK Plan

The most recent full actuarial valuation of the UK Plan is being undertaken as at 30 September 2015. Contributions to the UK Plan in 2015 were $37m (2014 – $33m, 2013 – $37m). This included supplementary payments of $29m (2014 – $23m, 2013 – $31m).

The Group has currently agreed to pay supplementary payments until 2017 and the agreed supplementary contribution for 2016 is $29m. A new schedule of contributions will be agreed in 2016.

US Plan

Full actuarial valuations were performed annually for the US Plan with the last undertaken as at 20 September 2013 before the closure of the Plan to future accrual. Contributions to the US Plan were $20m (2014 – $22m, 2013 – $20m) which included supplementary payments of $20m. The planned contribution for 2016 is $20m.

154	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

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

19.1 Share capital

		Ordinary shares (20¢)		Deferred shares (£1.00)	Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2013	1,223,591	245	50	–	245
At 31 December 2014	1,223,591	245	50	–	245
At 31 December 2015	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2013	963,580	193	50	–	193
Share options	5,587	1	–	–	1
Shares cancelled	(51,000)	(10)	–	–	(10)
At 31 December 2013	918,167	184	50	–	184
Share options	4,180	1	–	–	1
Shares cancelled	(4,405)	(1)	–	–	(1)
At 31 December 2014	917,942	184	50	–	184
Share options	1,855	–	–	–	–
Shares cancelled	(4,350)	(1)	–	–	(1)
At 31 December 2015	915,447	183	50	–	183

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

The Group considers the capital that it manages to be as follows:

	2015 $ million	2014 $ million	2013 $ million
Share capital	183	184	184
Share premium	590	574	535
Capital redemption reserve	12	11	10
Treasury shares	(294)	(315)	(322)
Retained earnings and other reserves	3,475	3,586	3,640
	3,966	4,040	4,047

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	155

19.2 Treasury shares

Treasury shares represents the holding of the Company’s own shares in respect of the Smith & Nephew Employee’s Share Trust and shares bought back as part of the share buy-back programme. On 2 May 2013, as part of the new Capital Allocation Framework, the Group announced the start of a new share buy-back programme to return $300m of surplus capital to its shareholders. The programme was suspended in February 2014 following the announcement of the ArthroCare acquisition. Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During 2015, a total of 4.4m ordinary shares (0.5%) had been purchased at a cost of $77m and 4.4m (0.5%) had been cancelled. During 2014, a total of 4.4m ordinary shares (0.5%) had been purchased at a cost of $72m and 4.4m ordinary shares (0.5%) had been cancelled. The maximum number of ordinary shares held in treasury during 2015 was 25.0m (2.7%) with a nominal value of $5.0m.

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

	Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2014	318	4	322
Shares purchased	72	3	75
Shares transferred from treasury	(11)	11	–
Shares transferred to Group beneficiaries	(8)	(17)	(25)
Shares cancelled	(57)	–	(57)
At 31 December 2014	314	1	315
Shares purchased	77	–	77
Shares transferred from treasury	(58)	58	–
Shares transferred to Group beneficiaries	(9)	(29)	(38)
Shares cancelled	(60)	–	(60)
At 31 December 2015	264	30	294

	Number of shares million	Number of shares million	Number of shares million
At 1 January 2014	25.5	0.3	25.8
Shares purchased	4.4	0.2	4.6
Shares transferred from treasury	(0.9)	0.9	–
Shares transferred to Group beneficiaries	(0.6)	(1.3)	(1.9)
Shares cancelled	(4.4)	–	(4.4)
At 31 December 2014	24.0	0.1	24.1
Shares purchased	4.4	–	4.4
Shares transferred from treasury	(4.4)	4.4	–
Shares transferred to Group beneficiaries	(0.7)	(2.2)	(2.9)
Shares cancelled	(4.4)	–	(4.4)
At 31 December 2015	18.9	2.3	21.2

19.3 Dividends
	2015 $ million	2014 $ million	2013 $ million
The following dividends were declared and paid in the year:
Ordinary final of 18.6¢ for 2014 (2013 – 17.0¢, 2012 – 16.20¢) paid 6 May 2015	166	152	146
Ordinary interim of 11.8¢ for 2015 (2014 – 11.0¢, 2013 – 10.40¢) paid 27 October 2015	106	98	93
	272	250	239

A final dividend for 2015 of 19.0 US cents per ordinary share was proposed by the Board on 3 February 2016 and will be paid, subject to shareholder approval, on 11 May 2016 to shareholders on the Register of Members on 22 April 2016. The estimated amount of this dividend is $170m.

156	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

20 Cash flow statement

ACCOUNTING POLICY

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt

							Borrowings
	Cash $ million	Overdrafts $ million	Due within one year $ million	Due after one year $ million	Net currency swaps $ million	Net interest swaps $ million	Total $ million
At 1 January 2013	178	(11)	(27)	(430)	2	–	(288)
Net cash flow	(38)	–	(6)	84	1	–	41
Exchange adjustment	(3)	–	–	(1)	(2)	–	(6)
At 31 December 2013	137	(11)	(33)	(347)	1	–	(253)
Net cash flow	(35)	(19)	22	(1,322)	11	–	(1,343)
Exchange adjustment	(9)	2	–	3	(13)	–	(17)
At 31 December 2014	93	(28)	(11)	(1,666)	(1)	–	(1,613)
Net cash flow	34	9	(17)	231	15	1	273
Exchange adjustment	(7)	1	–	1	(16)	–	(21)
At 31 December 2015	120	(18)	(28)	(1,434)	(2)	1	(1,361)

Reconciliation of net cash flow to movement in net debt

	2015 $ million	2014 $ million	2013 $ million
Net cash flow from cash net of overdrafts	43	(54)	(38)
Settlement of currency swaps	15	11	1
Net cash flow from borrowings	215	(1,300)	78
Change in net debt from net cash flow	273	(1,343)	41
Exchange adjustment	(21)	(17)	(6)
Change in net debt in the year	252	(1,360)	35
Opening net debt	(1,613)	(253)	(288)
Closing net debt	(1,361)	(1,613)	(253)

Cash and cash equivalents

For the purposes of the Group cash flow statement cash and cash equivalents at 31 December 2015 comprise cash at bank net of bank overdrafts.

	2015 $ million	2014 $ million	2013 $ million
Cash at bank	120	93	137
Bank overdrafts	(18)	(28)	(11)
Cash and cash equivalents	102	65	126

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management of the Group’s cash.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	157

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

21.1 Acquisitions

Year ended 31 December 2015

During the year ended 31 December 2015, the Group acquired its distributor in Colombia and its distributor and a manufacturer in Russia. The acquisitions are deemed to be business combinations within the scope of IFRS 3 Business Combinations.

The aggregated total estimated fair value of the consideration is $68m and included $23m of contingent consideration and $13m through the settlement of working capital commitments. The fair values shown below have been determined on a provisional basis. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The following table summarises the aggregate consideration transferred and the aggregate amounts of assets acquired and liabilities assumed at the acquisition date:

$ million
Aggregate identifiable assets acquired and liabilities assumed
Intangible assets	19
Other assets[1]	29
Liabilities	(14)
Net assets	34
Goodwill	34
Cost of acquisition	68

1	Including net cash of $1m.

The provisional aggregated estimate of goodwill arising on the acquisitions is $34m. This is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

The contribution to revenue and attributable profit from these acquisitions for the year ended 31 December 2015 was immaterial. If the acquisitions had occurred at the beginning of the year, their contributions to revenue and attributable profit for the year ended 31 December 2015 would also have been immaterial.

Year ended 31 December 2014

Acquisition of ArthroCare

On 29 May 2014, the Group acquired 100% of the shares of ArthroCare Corporation, an innovative medical device company with a highly complementary sports medicine portfolio. The purchase price was $48.25 per share, paid in cash with the fair value of the total consideration equalling $1,715m. The acquisition was financed through existing debt facilities and cash balances, including an existing $1bn revolving credit facility and a new two-year $1.4bn term loan facility, established in February 2014.

The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition accounting was completed during 2015. The fair values shown below include measurement period adjustments recognised during the period. The goodwill arising on the acquisition is $829m. It relates to the value of the additional economic benefits expected from the transaction, including synergies and the assembled workforce. The goodwill recognised is not expected to be deductible for tax purposes.

158	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

21 Acquisitions and disposals continued

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

For the year ended 31 December 2014, ArthroCare’s contribution to Group revenue was $207m representing approximately seven months of sales. This gave rise to a pre-tax profit of $28m after amortisation of acquisition intangibles. Had ArthroCare been acquired on 1 January 2014, the Group’s revenues for 2014 would have been $147m higher and pre-tax profit would have been $5m higher.

Acquisition of Brazilian distributor

On 17 March 2014, the Group acquired certain assets and liabilities related to the distribution business for its sports medicine, orthopaedic reconstruction, and trauma products in Brazil. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition date fair value of the consideration was $31m and included deferred consideration of $26m and $5m in relation to the settlement of working capital commitments. The deferred consideration was subsequently settled during the second quarter of 2014.

The acquisition accounting was completed during 2015. As at the acquisition date, the fair value of the net assets acquired, which includes measurement period adjustments recognised during the period, was $16m. This includes trade and other receivables of $12m, identifiable intangible assets of $16m, inventory of $4m, property, plant and equipment of $2m, trade payables of $1m, provisions of $5m, current tax payable of $4m and deferred tax liabilities of $8m. As a result, the goodwill arising on the acquisition was $15m. This is attributable to the additional economic benefits expected from the acquisition, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill is not expected to be deductible for tax purposes.

The contribution to revenue and attributable profit from this acquisition for the year ended 31 December 2014 was immaterial. If the acquisition had occurred at the beginning of the year its contribution to revenue and attributable profit for the year ended 31 December 2014 would also have been immaterial.

21.2 Disposal of business

For the year ended 31 December 2015, the Group did not dispose of any businesses.

During 2014, the Group disposed of a manufacturing facility in the UK for cash consideration of $20m, resulting in a pre-tax gain on disposal of $9m. The 2014 revenue and profit contribution of the disposed business was immaterial.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	159

22 Operating leases

ACCOUNTING POLICY
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Payments under operating leases are expensed in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2015 $ million	2014 $ million
Land and buildings:
Within one year	29	34
After one and within two years	20	25
After two and within three years	14	18
After three and within four years	11	12
After four and within five years	8	8
After five years	9	8
	91	105
Other assets:
Within one year	16	15
After one and within two years	9	9
After two and within three years	5	4
After three and within four years	2	3
	32	31

160	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

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

Employee plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (‘SAYE’) plan), the Smith & Nephew International Sharesave Plan (2002), Smith & Nephew France Sharesave Plan (2002), Smith & Nephew Sharesave Plan (2012) (the Save As You Earn (‘SAYE 2012’) plan) (adopted by shareholders on 12 April 2012), Smith & Nephew International Sharesave Plan (2012) (adopted by shareholders on 12 April 2012) and Smith & Nephew France Sharesave Plan (2012) (adopted by shareholders on 12 April 2012) are together termed the ‘Employee Plans’.

The SAYE and SAYE 2012 plans are available to all employees in the UK employed by participating Group companies, subject to three months’ service. The schemes enable employees to save up to £250 per month on plans up to 2014 and £500 per month from 2015 onwards and give them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the ordinary shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) and Smith & Nephew International Sharesave Plan (2012) are available to employees in Australia, Austria, Belgium, Canada, China, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Italy, Japan, South Korea, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Malaysia and Costa Rica became eligible to join the plan in 2015. Puerto Rico participants were eligible to receive options under the International Plans up to 2011 and are eligible to receive phantom options from 2013 onwards. The Smith & Nephew France Sharesave Plans were available to all employees in France up to 2012. The International and French plans operate on a substantially similar basis to the SAYE plans.
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

Under the terms of the Executive Plans, the Remuneration Committee, consisting of Non-Executive Directors, may at their discretion approve the grant of options to employees of the Group to acquire ordinary shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the ‘US Plan’) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or ordinary shares. For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an ordinary share for the three business days preceding the date of grant or the average quoted price of an ADS or ordinary share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010, the market value is the closing price of an ordinary share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 2001 is subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan was open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan was open to Senior Executives only.

The maximum term of options granted, under all plans, is 10 years from the date of grant. All share option plans are settled in shares.

From 2012 onwards, Senior Executives were granted share awards instead of share options and from 2013 executives were granted conditional share awards instead of share options. The awards vest 33.3% after one year, 66.7% after two years and the remaining balance after the third year subject to continued employment. There are no performance conditions for executives. Vesting for Senior Executives is subject to personal performance levels. The market value used to calculate the number of awards is the closing price of an ordinary share on the last trading day prior to the grant date.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	161

At 31 December 2015, 7,235,070 (2014 – 8,708,000, 2013 – 13,601,000) options were outstanding under share option plans as follows:

	Number of shares thousand	Range of option exercise prices pence	Weighted average exercise price pence
Employee Plans:
Outstanding at 1 January 2013	3,162	380.0 – 609.0	473.1
Granted	1,178	625.0	625.0
Forfeited	(174)	380.0 – 625.0	488.2
Exercised	(751)	380.0 – 609.0	453.8
Expired	(128)	380.0 – 625.0	490.0
Outstanding at 31 December 2013	3,287	380.0 – 625.0	530.5
Granted	799	831.0	831.0
Forfeited	(289)	380.0 – 831.0	533.8
Exercised	(743)	380.0 – 625.0	436.2
Expired	(18)	461.0 – 556.0	465.7
Outstanding at 31 December 2014	3,036	380.0 – 831.0	632.7
Granted	1,622	949.0	949.0
Forfeited	(275)	380.0 – 949.0	683.6
Exercised	(744)	380.0 – 831.0	514.6
Expired	(45)	461.0 – 535.0	533.0
Outstanding at 31 December 2015	3,594	452.0 – 949.0	797.3
Options exercisable at 31 December 2015	82	461.0 – 556.0	521.4
Options exercisable at 31 December 2014	94	380.0 – 585.0	439.6
Options exercisable at 31 December 2013	71	461.0 – 556.0	467.8
Executive Plans:
Outstanding at 1 January 2013	16,528	409.5 – 680.5	583.3
Forfeited	(118)	514.0 – 650.0	618.8
Exercised	(5,540)	435.5 – 671.0	568.0
Expired	(556)	435.5 – 650.0	582.3
Outstanding at 31 December 2013	10,314	409.5 – 680.5	591.1
Forfeited	(115)	599.0 – 650.0	645.0
Exercised	(4,114)	454.0 – 671.0	583.0
Expired	(413)	409.5 – 650.0	587.8
Outstanding at 31 December 2014	5,672	470.0 – 680.5	596.2
Forfeited	(8)	622.0 – 650.0	630.2
Exercised	(1,841)	479.0 – 680.5	602.2
Expired	(182)	479.0 – 650.0	604.2
Outstanding at 31 December 2015	3641	470.0 – 650.0	592.7
Options exercisable at 31 December 2015	3641	470.0 – 650.0	592.7
Options exercisable at 31 December 2014	4,713	470.0 – 680.5	585.3
Options exercisable at 31 December 2013	6,631	409.5 – 680.5	571.1

The weighted average remaining contractual life of options outstanding at 31 December 2015 was 5.1 years (2014 – 5.8 years, 2013 – 6.2 years) for Executive Plans and 2.7 years (2014 – 2.5 years, 2013 – 2.5 years) for Employee Plans.

162	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

23 Other Notes to the accounts continued

			2015 pence	2014 pence	2013 pence
Weighted average share price			1,144.4	994.4	764.7
Options granted during the year were as follows:
	Options granted thousand	Weighted average fair value per option at grant date pence	Weighted average share price at grant date pence	Weighted average exercise price pence	Weighted average option life years
Employee Plans	1,622	293.9	1,155.0	949.0	3.8

The weighted average fair value of options granted under Employee Plans during 2014 was 255.8p (2013 – 203.9p) and those under Executive Plans during 2014 was nil (2013 – nil).

Options granted under Employee Plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

					Employee Plans
			2015	2014	2013
Dividend yield %			2.0	2.0	2.0
Expected volatility %[1]			25.0	20.0	25.0
Risk free interest rate %[2]			1.3	1.3	1.3
Expected life in years			3.8	3.9	3.8

1	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.

2	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

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

Under the CIP, participants could elect to use up to a maximum of one-half of their annual bonus to purchase shares. If the shares are held for three years and the Group’s EPSA growth targets are achieved, participants receive an award of matching shares for each share purchased.

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

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. A correlation of 35% (2014 – 40%, 2013 – 40%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of Free Cash Flow growth, Revenue in Emerging & International Markets and the Group’s TSR performance over the three-year performance period.

The other assumptions used are consistent with the Executive scheme assumptions disclosed earlier in this Note.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	163

At 31 December 2015, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was:

				Number of shares in thousands
	Other Awards	EIA	PSP	Deferred Bonus Plan	Total
Outstanding at January 2013	718	929	5,242	164	7,053
Awarded	1,179	785	1,963	–	3,927
Vested	(437)	(379)	(411)	(115)	(1,342)
Forfeited	(11)	(51)	(1,597)	(5)	(1,664)
Outstanding at 31 December 2013	1,449	1,284	5,197	44	7,974
Awarded	751	642	1,510	–	2,903
Vested	(583)	(751)	–	(44)	(1,378)
Forfeited	(96)	(24)	(2,188)	–	(2,308)
Outstanding at 31 December 2014	1,521	1,151	4,519	–	7,191
Awarded	661	592	1,393	–	2,646
Vested	(678)	(648)	(1,794)	–	(3,120)
Forfeited	(93)	(84)	(138)	–	(315)
Outstanding at 31 December 2015	1,411	1,011	3,980	–	6,402

Other awards mainly comprises of conditional share awards granted under the Global Share Plan 2010.

The weighted average remaining contractual life of awards outstanding at 31 December 2015 was 1.1 years (2014 – 1.1 years, 2013 – 1.4 years) for the PSP, nil years (2014 – nil years, 2013 – 0.2 years) for the Deferred Bonus Plan, 1.6 years (2014 – 1.5 years, 2013 – 1.8 years) for the EIA and 1.9 years (2014 – 2.0 years, 2013 – 2.1 years) for the other awards.

Share-based payments – charge to income statement

The expense charged to the income statement for share-based payments is as follows:

	2015 $ million	2014 $ million	2013 $ million
Granted in current year	11	9	10
Granted in prior years	19	23	18
Total share-based payments expense for the year[1]	30	32	28

1	The total share-based payments expense comprises $29m taken through reserves as well as $1m cash settlements during the year.

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

23.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are summarised below:

	2015 $ million	2014 $ million	2013 $ million
Sales to the associates	–	–	5
Purchases from the associates	–	1	2

All sale and purchase transactions occur on an arm’s length basis.

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2015 $ million	2014 $ million	2013 $ million
Short-term employee benefits	16	14	15
Share-based payments expense	8	8	11
Pension and post-employment benefit entitlements	1	1	1
Other benefits	–	3	–
	25	26	27

164	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

23 Other Notes to the accounts continued

23.3 Group Companies

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, associates, joint arrangements, joint ventures and partnerships are listed below, including their country of incorporation. All companies are 100% owned, unless otherwise indicated. Unless otherwise stated, the share capital disclosed comprises ordinary shares which are indirectly held by Smith & Nephew plc.

Company name[1]	Country of operation and incorporation
UK:
The Albion Soap Company Limited[4]	England & Wales
ArthroCare UK Limited[3]	England & Wales
Michelson Diagnostics Ltd[5] (12.5%)	England & Wales
Smith & Nephew Orthopaedics Limited[4]	England & Wales
Neotherix Limited[5] (24.9%)	England & Wales
Smith & Nephew China Holdings UK Limited[3]	England & Wales
Smith & Nephew UK Executive Pension Scheme Trustee Limited[4]	England & Wales
Smith & Nephew UK Pension Fund Trustee Limited[4]	England & Wales
T.J.Smith and Nephew, Limited[3]	England & Wales
TP Limited[3]	England & Wales
Smith & Nephew ESN Limited[4]	England & Wales
Smith & Nephew Finance[4]	England & Wales
Smith & Nephew Pharmaceuticals Limited[4]	England & Wales
Smith & Nephew USD Limited[3]	England & Wales
Smith & Nephew ARTC Limited[3]	England & Wales
Smith & Nephew Pensions Nominees Limited[4]	England & Wales
Smith & Nephew Trading Group Limited[3]	England & Wales
Smith & Nephew Collagenase Limited	England & Wales
Smith & Nephew Finance Oratec[4]	England & Wales
Smith & Nephew Medical Limited[4]	England & Wales
Smith & Nephew (Overseas) Limited[2,3]	England & Wales
Smith & Nephew Extruded Films Limited[4]	England & Wales
Smith & Nephew Healthcare Limited[4]	England & Wales
Smith & Nephew Investment Holdings Limited[3]	England & Wales
Smith & Nephew Medical Fabrics Limited[4]	England & Wales
Smith & Nephew Nominee Company Limited[4]	England & Wales
Smith & Nephew Nominee Services Limited[3],[4]	England & Wales
Smith & Nephew Employees Trustees Limited[4]	England & Wales
Smith & Nephew UK Limited2,[3]	England & Wales
Plus Orthopedics (UK) Limited[4]	England & Wales
Smith & Nephew Raisegrade Limited3, [4]	England & Wales
Smith & Nephew Rareletter Limited[4]	England & Wales
Smith & Nephew Beta Limited[4]	England & Wales

Company name[1]	Country of operation and incorporation
Continental Europe:
Smith & Nephew GmbH	Austria
ArthroCare Belgium SPRL[4]	Belgium
Smith & Nephew S.A.-N.V	Belgium
Smith & Nephew A/S	Denmark
Smith & Nephew Oy	Finland
A2 Surgical	France
Smith & Nephew France SAS[3]	France
Smith & Nephew S.A.S.	France
Joimax GmbH[5] (0.46%)	Germany
Smith & Nephew GmbH	Germany
Smith & Nephew Business Services GmbH & Co. KG3	Germany
Smith & Nephew Orthopaedics GmbH	Germany
Smith & Nephew Business Services Verwaltungs GmbH[3]	Germany
Smith & Nephew Deutschland (Holding) GmbH[3]	Germany
Plus Orthopedics Hellas SA	Greece
Smith & Nephew Hellas S.A.	Greece
Smith & Nephew Limited	Ireland
Smith & Nephew Finance Ireland Limited	Ireland
Plus Orthopedics Italy S.r.l	Italy
Smith & Nephew S.r.l. [3]	Italy
ArthroCare Luxembourg Sarl[3,4]	Luxembourg
Smith & Nephew Finance S.a.r.l. [3]	Luxembourg
Smith & Nephew International S.A.[3]	Luxembourg
Smith & Nephew (Europe) B.V.[3]	Netherlands
Smith & Nephew Nederland CV	Netherlands
Smith & Nephew Management B.V.[3]	Netherlands
Smith & Nephew Optics B.V.[4]	Netherlands
Smith & Nephew B.V.[3]	Netherlands
Smith & Nephew A/S	Norway
Smith & Nephew sp. z.o.o.	Poland
Smith & Nephew Lda	Portugal
Smith & Nephew S.A.U	Spain
Lumina Adhesives AB5 (11%)	Sweden
Smith & Nephew AB3	Sweden
Smith & Nephew Orthopaedics AG3	Switzerland
Plus Orthopedics Holding AG3	Switzerland
Smith & Nephew Schweiz AG	Switzerland
Smith & Nephew Manufacturing AG	Switzerland

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	165

Company name[1]	Country of operation and incorporation
US:
ArthroCare Corporation[3]	United States
Bioventus LLC[5] (49%)	United States
Blue Sky Medical Group, Inc.	United States
Delphi Ventures V, L.P.[5] (6.9%)	United States
Smith & Nephew TE II, L.L.C3	United States
Surgical Frontiers Series I, LLC[5] (32%)	United States
Smith & Nephew AHP, Inc.[4]	United States
Smith & Nephew Holdings, Inc.[3]	United States
Smith & Nephew Consolidated, Inc.[3]	United States
Smith & Nephew TE I, LLC[3], [4]	United States
Smith & Nephew, Inc.	United States
Smith & Nephew Wound Management (La Jolla)	United States
OsteoBiologics, Inc.	United States
Oratec Interventions, Inc.	United States
Orthopaedic Biosystems Ltd., Inc.	United States
Plus Orthopedics LLC	United States
Sinopsys Surgical, Inc.[5] (11.5%)	United States
Smith & Nephew OUS, Inc.[3]	United States
Healicoil, Inc.	United States
Hipco, Inc.	United States
Kalypto Medical, Inc.	United States
LifeModeler, Inc.	United States
Memphis Biomed Ventures I, L.P.[5] (4.6%)	United States
Norseman Acquisition Corp.	United States

Africa, Asia, Australasia and Other America:
Smith & Nephew Argentina S.R.L.[4]	Argentina
ArthroCare (Australasia) Pty Ltd[4]	Australia
Smith & Nephew Surgical Pty Limited[3]	Australia
Smith & Nephew Pty Limited	Australia
Smith & Nephew Surgical Holdings Pty Limited[3]	Australia
Smith & Nephew do Brasil Participacoes S.A.[3]	Brazil
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil
Smith & Nephew Inc.	Canada
Smith & Nephew (Alberta) Inc.[4]	Canada
Tenet Medical Engineering, Inc.	Canada
ArthroCare Corporation Cayman Islands[3]	Cayman Islands
Smith & Nephew Finance Holdings Limited[3]	Cayman Islands
ArthroCare Medical Devices (Beijing) Co. Limited	China
Smith & Nephew Medical (Shanghai) Limited[4]	China
Smith & Nephew Medical (Suzhou) Limited	China
Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China

Company name[1]	Country of operation and incorporation
Africa, Asia, Australasia and Other America: continued
Smith & Nephew Colombia S.A.S	Colombia
S&N Holdings SAS[3]	Colombia
ArthroCare Costa Rica Srl	Costa Rica
Smith & Nephew Curacao N.V.	Curaçao
ArthroCare (Hong Kong) Limited	Hong Kong
Smith & Nephew Limited[3]	Hong Kong
Smith & Nephew Beijing Holdings Limited[3]	Hong Kong
Smith & Nephew Suzhou Holdings Limited[3]	Hong Kong
Adler Mediequip Private Limited	India
ArthroCare India Medical Device Private Limited[3]	India
Smith & Nephew Healthcare Private Limited	India
Ortho-Space Ltd.[5] (14.3%)	Israel
Smith & Nephew Endoscopy KK	Japan
Smith & Nephew KK3	Japan
Smith & Nephew Orthopaedics KK	Japan
Smith & Nephew Wound Management KK	Japan
Smith & Nephew Chusik Hoesia	Korea, Republic of
Smith & Nephew Healthcare Sdn Berhad	Malaysia
Smith & Nephew S.A. de C.V.	Mexico
Smith & Nephew Limited	New Zealand
Smith & Nephew Surgical Limited	New Zealand
Smith & Nephew Inc.	Puerto Rico
D-Orthopaedics LLC	Russian Federation
LLC DC	Russian Federation
LLC Smith & Nephew	Russian Federation
Smith & Nephew Pte Limited	Singapore
Smith & Nephew Pharmaceuticals (Proprietary) Limited	South Africa
ICEMBE Medical (pty) Ltd[5] (10%)	South Africa
Smith & Nephew (pty) Limited[3]	South Africa
Smith & Nephew Limited	Thailand
Sri Siam Medical Limited[3,5] (48.9%)	Thailand
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey
Smith & Nephew FZE	United Arab Emirates

1	The activity of all companies listed above is the provision of medical devices, unless indicated otherwise.
2	Directly owned by Smith & Nephew plc.
3	Holding company.
4	Dormant company.
5	Not 100% owned by Smith & Nephew Group.

166	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE GROUP ACCOUNTS

24 Post balance sheet events

On 4 January 2016, the Group completed the acquisition of 100% of the share capital of Blue Belt Holdings, Inc., a business specialising in robotic technologies. This acquisition will be treated as a business combination under IFRS 3. The maximum consideration is $279m and a provisional fair value consideration is $265m cash. Acquired net assets have a provisional value of $1m which is not expected to have material fair value adjustments. The remaining $264m will be allocated between identifiable intangible assets including technology, research and development in-progress and goodwill, with the majority expected to be goodwill (representing know-how and workforce), and is not expected to be deductible for tax purposes.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	167

COMPANY
FINANCIAL STATEMENTS

Company balance sheet

	Notes	At 31 December 2015 $ million	At 31 December 2014 $ million
Fixed assets:
Investments	3	5,322	5,322
Current assets:
Debtors	4	2,234	2,143
Cash and bank	6	47	1
		2,281	2,144
Creditors: amounts falling due within one year:
Borrowings	6	(3)	(40)
Other creditors	5	(1,881)	(1,287)
		(1,884)	(1,327)
Net current assets		397	817
Total assets less current liabilities		5,719	6,139
Creditors: amounts falling due after one year:
Borrowings	6	(1,425)	(1,655)
Total assets less total liabilities		4,294	4,484

Equity shareholders’ funds:
Called up equity share capital	7	183	184
Share premium account	7	590	574
Capital redemption reserve	7	12	11
Capital reserve	7	2,266	2,266
Treasury shares	7	(294)	(315)
Exchange reserve	7	(52)	(52)
Profit and loss account	7	1,589	1,816
Shareholders’ funds		4,294	4,484

The accounts were approved by the Board and authorised for issue on 24 February 2016 and signed on its behalf by:

Roberto Quarta	Olivier Bohuon	Julie Brown
Chairman	Chief Executive Officer	Chief Financial Officer

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 167 TO 170 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

168	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE COMPANY ACCOUNTS

1 Basis of preparation

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales.

The separate accounts of the Company are presented as required by the Companies Act 2006. On 1 January 2015, the Company transitioned from previously extant UK Generally Accepted Accounting Practices to Financial Reporting Standard 101 Reduced Disclosure Framework (‘Reduced Disclosure Framework’). These financial statements and accompanying notes have been prepared in accordance with the Reduced Disclosure Framework for all periods presented. There were no transitional adjustments required on adoption of the new standard. The financial information for the Company has been prepared on the same basis as the consolidated financial statements, applying identical accounting policies as outlined throughout the Notes to the Group accounts.

In applying these policies, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

–	A Cash Flow Statement and related notes;

–	Comparative period reconciliations for share capital and tangible fixed assets;

–	Disclosures in respect of transactions with wholly-owned subsidiaries;

–	Disclosures in respect of capital management;

–	The effects of new but not yet effective IFRSs; and

–	Disclosures in respect of the compensation of Key Management Personnel;

As the consolidated financial statements include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures:

–	FRS 2 Share Based Payments in respect of group settled share based payments; and

–	Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures.

The Company proposes to continue to adopt the reduced disclosure framework of FRS 101 in its next financial statements.

2 Results for the year

As permitted by Section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $107m (2014 – $922m).

3 Investments

ACCOUNTING POLICY
Investments in subsidiaries are stated at cost less provision for impairment.

	2015 $ million	2014 $ million
At 1 January	5,322	3,597
Additions	–	1,725
At 31 December	5,322	5,322

Investments represent holdings in subsidiary undertakings.

In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 23.3 of the Notes to the Group Accounts. Entities directly owned by Smith & Nephew plc are highlighted in this section.

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 167 TO 170 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	169

4 Debtors

	2015 $ million	2014 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,169	2,074
Prepayments and accrued income	5	3
Current asset derivatives – forward foreign exchange contracts	30	46
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	21	19
Current taxation	9	1
	2,234	2,143

5 Other creditors

	2015 $ million	2014 $ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,813	1,212
Other creditors	15	9
Current liability derivatives – forward foreign exchange contracts	21	19
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	30	46
Current liability derivatives – currency swaps	2	1
	1,881	1,287

6 Cash and borrowings

ACCOUNTING POLICY
Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2015 $ million	2014 $ million
Bank loans and overdrafts due within one year or on demand	3	40
Bank loans due after one year	1,425	1,655
Borrowings	1,428	1,695
Cash and bank	(47)	(1)
Credit balance on derivatives – forward exchange contracts and currency swaps	2	1
Net debt	1,383	1,695

All currency swaps are stated at fair value. Gross US Dollar equivalents of $368m (2014 – $261m) receivable and $370m (2014 – $262m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2015 and 2014 to hedge intragroup loans.

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 167 TO 170 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

170	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
NOTES TO THE COMPANY ACCOUNTS

7 Equity and reserves

								2015	2014
	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Capital reserves $ million	Treasury shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total shareholders’ funds $ million	Total shareholders’ funds $ million
At 1 January	184	574	11	2,266	(315)	(52)	1,816	4,484	3,816
Attributable profit for the year	–	–	–	–	–	–	107	107	922
Net losses on cash flow hedges	–	–	–	–	–	–	1	1	(5)
Exchange adjustments	–	–	–	–	–	–	1	1
Equity dividends paid in the year	–	–	–	–	–	–	(272)	(272)	(250)
Share-based payments recognised	–	–	–	–	–	–	29	29	32
Cost of shares transferred to beneficiaries	–	–	–	–	38	–	(33)	5	4
New shares issued on exercise of share options		16						16	40
Cancellation of treasury shares	(1)	–	1	–	60	–	(60)	–	–
Treasury shares purchased	–	–	–	–	(77)	–	–	(77)	(75)
At 31 December	183	590	12	2,266	(294)	(52)	1,589	4,294	4,484

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $1,243m (2014 – $1,449m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $107m (2014 – $922m).

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

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

The disclosure relating to the Company is detailed in Note 23.1 of the Notes to the Group accounts.

9 Contingencies

	2015 $ million	2014 $ million
Guarantees in respect of subsidiary undertakings	–	11

The Company gives guarantees to banks to support liabilities and cross guarantees to support overdrafts.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Limited. The Company has provided guarantees to the trustees of the pension plans to support future amounts due from participating employers (see Note 18 of the Notes to the Group accounts).

The Parent Company financial statements of Smith & Nephew plc on pages 167 to 170 do not form part of the Smith & Nephew’s Annual Report on Form 20-F as filed with the SEC.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	171

GROUP INFORMATION

Business overview and Group history

Smith & Nephew’s operations are organised into geographical selling regions and product franchises within the medical technology industry.

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

Property, plant and equipment

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area (square feet 000’s)
Group head office in London, UK	21
Group research facility in York, UK	84
Regional headquarters in Andover, Massachusetts, US	144
Manufacturing and distribution facility in Hull, UK	473
Manufacturing facilities in Memphis, Tennessee, US	968
Distribution facility in Memphis, Tennessee, US	248
Manufacturing facility in Aarau, Switzerland	121
Manufacturing facility in Beijing, China	192
Manufacturing and warehouse facility in Tuttlingen, Germany	64
Distribution facility and European headquarters in Baar, Switzerland	67
Manufacturing facility in Mansfield, Massachusetts, US	98
Manufacturing facility in Oklahoma City, Oklahoma, US	155
Manufacturing facility in Austin, Texas, US	198
Manufacturing facility in La Aurora and Alayuela, Costa Rica	292
Research facility in Irvine, California, US	23
Manufacturing facility in Sangameshwar, India	39
Manufacturing facility in Suzhou, China	288
Manufacturing facility in Puschino, Russia	9
Bioactives headquarters and laboratory space in Fort Worth, Texas, US	105
Manufacturing facility in Curaçao, Dutch Caribbean	16

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

Risk factors

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The factors listed on pages 172 to 174 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

172	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP INFORMATION

Highly competitive markets

The Group competes across a diverse range of geographic and product markets. Each market in which the Group operates contains a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results.

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

Continual development and introduction of new products

The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, the Group must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. The Group may fail to innovate due to low R&D investment, a R&D skills gap or poor product development. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group operates. If the Group’s new products do not remain competitive with those of competitors, the Group’s revenue could decline.

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

Pricing of the Group’s products is largely governed in most markets by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to government policies favouring locally sourced products. The Group is also exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on revenue and operating profit. Provisions in US healthcare legislation which previously imposed significant taxes on medical device manufacturers have been suspended for two years but may be reinstated. There may be an increased risk of adverse changes to government funding policies arising from deterioration in macro-economic conditions from time to time in the Group’s markets.

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

During 2015, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals (notably in China) and increased uncertainty over the collectability of government debt, particularly those in the Emerging Markets and certain parts of southern Europe. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	173

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

The Group manages the impact of exchange rate movements on revenue and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year. However, the Group is exposed to medium to long-term adverse movements in the strength of currencies compared to the US Dollar.

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 117.

Manufacturing and supply

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Sangameshwar in India, Suzhou and Beijing in China, La Aurora in Costa Rica, Puschino in Russia and Curaçao. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

The Group is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier. These suppliers must provide the materials and perform the activities to the Group’s standard of quality requirements.

A supplier’s failure to meet expected quality standards could create liability for the Group and adversely affect sales of the Group’s related products.

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

There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits. During 2015, developments in the Group’s metal-on-metal hip implant claims led to a $203m charge being recognised relating to known and future claims.

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

174	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
GROUP INFORMATION

International regulation

The Group operates across the world and is subject to extensive legislation, including anti-bribery and corruption and data protection, in each country in which we operate. Our international operations are governed in part by the UK Bribery Act and the US Foreign Corrupt Practices Act (‘FCPA’) which prohibit us or our agents from making, or offering, improper payments to government officials and other persons for the purpose of obtaining or maintaining business or product approvals. Enforcement of such legislation has increased in recent years with significant fines and penalties being imposed on companies and individuals. Our international operations, particularly in the Emerging Markets, expose the Group to the risk that our employees or agents will engage in prohibited activities.

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

Factors affecting Smith & Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our Global Market’ on pages 14 to 15, ‘Financial review’ on pages 40 to 41 and ‘Taxation information for shareholders’ on pages 191 to 192.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	175

OTHER FINANCIAL
INFORMATION

Selected financial data

	2015 $ million	2014 $ million	2013 $ million	2012 $ million	2011 $ million
Income statement
Revenue	4,634	4,617	4,351	4,137	4,270
Cost of goods sold	(1,143)	(1,162)	(1,100)	(1,070)	(1,140)
Gross Profit	3,491	3,455	3,251	3,067	3,130
Selling, general and administrative expenses	(2,641)	(2,471)	(2,210)	(2,050)	(2,101)
Research and development expenses	(222)	(235)	(231)	(171)	(167)
Operating profit	628	749	810	846	862
Net interest (payable)/receivable	(38)	(22)	4	2	(8)
Other finance (costs)/income	(15)	(11)	(11)	(11)	(13)
Share of results of associates	(16)	(2)	(1)	4	–
Profit on disposal of net assets held for sale	–	–	–	251	–
Profit before taxation	559	714	802	1,092	841
Taxation	(149)	(213)	(246)	(371)	(266)
Attributable profit for the year	410	501	556	721	575
Earnings per ordinary share
Basic	45.9¢	56.1¢	61.7¢	80.4¢	64.5¢
Diluted	45.6¢	55.7¢	61.4¢	80.0¢	64.2¢
Adjusted attributable profit
Attributable profit for the year	410	501	556	721	575
Acquisition related costs	25	125	31	11	–
Restructuring and rationalisation expenses	65	61	58	65	40
Legal and other	187	(2)	–	–	23
Amortisation of acquisition intangibles and impairments	204	129	88	43	36
Profit on disposal of net assets held for sale	–	–	–	(251)	–
Taxation on excluded items	(130)	(71)	(40)	82	(17)
Adjusted attributable profit	761	743	693	671	657
Adjusted basic earnings per ordinary share (‘EPSA’)[1]	85.1¢	83.2¢	76.9¢	74.8¢	73.7¢
Adjusted diluted earnings per ordinary share[2]	84.6¢	82.6¢	76.5¢	74.5¢	73.4¢

1	Adjusted basic earnings per ordinary share is calculated by dividing adjusted attributable profit by the average number of shares.
2	Adjusted diluted earnings per ordinary share is calculated by dividing adjusted attributable profit by the diluted number of shares.

176	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OTHER FINANCIAL INFORMATION

	2015 $ million	2014 $ million	2013 $ million	2012 $ million	2011 $ million
Group balance sheet
Non-current assets	4,692	4,866	3,563	3,498	2,542
Current assets	2,475	2,440	2,256	2,144	2,080
Assets held for sale	–	–	–	–	125
Total assets	7,167	7,306	5,819	5,642	4,747
Share capital	183	184	184	193	191
Share premium	590	574	535	488	413
Capital redemption reserve	12	11	10	–	–
Treasury shares	(294)	(315)	(322)	(735)	(766)
Retained earnings and other reserves	3,475	3,586	3,640	3,938	3,349
Total equity	3,966	4,040	4,047	3,884	3,187
Non-current liabilities	1,857	2,104	699	828	422
Current liabilities	1,344	1,162	1,073	930	1,119
Liabilities directly associated with assets held for sale	–	–	–	–	19
Total liabilities	3,201	3,266	1,772	1,758	1,560
Total equity and liabilities	7,167	7,306	5,819	5,642	4,747

Group cash flow statement
Cash generated from operations	1,203	961	1,138	1,184	1,135
Net interest paid	(36)	(33)	(6)	(4)	(8)
Income taxes paid	(137)	(245)	(265)	(278)	(285)
Net cash inflow from operating activities	1,030	683	867	902	842
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(358)	(375)	(340)	(265)	(321)
Acquisitions and disposals	(46)	(1,556)	(67)	(782)	(33)
Proceeds on disposal of net assets held for sale	–	–	–	103	–
Investment in associate	(25)	(2)	–	(10)	–
Proceeds from associate loan redemption	–	188	–	–	–
Proceeds from own shares	5	4	3	6	7
Equity dividends paid	(272)	(250)	(239)	(186)	(146)
Issue of ordinary capital and treasury shares purchased	(61)	(35)	(183)	77	11
Net cash flow from financing and investing activities	273	(1,343)	41	(155)	360
Exchange adjustments	(21)	(17)	(6)	5	(6)
Opening net debt	(1,613)	(253)	(288)	(138)	(492)
Closing net debt	(1,361)	(1,613)	(253)	(288)	(138)
Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	34%	40%	6%	7%	4%
Dividends per ordinary share[1]	30.8¢	29.60¢	27.40¢	26.10¢	17.40¢
Research and development costs to revenue	4.8%	5.1%	5.3%	4.1%	3.9%
Capital expenditure (including intangibles but excluding goodwill) to revenue	7.7%	8.1%	7.8%	6.4%	7.5%

1	The Board has proposed a final dividend of 19.0 US cents per share which together with the first interim dividend of 11.8 US cents makes a total for 2015 of 30.8 US cents.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	177

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

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

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

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

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

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

	2015%	2014%	2013%
Reported revenue growth	0	6	5
Constant currency exchange effect	8	1	1
Acquisitions/Disposals effect	(4)	(5)	(2)
Underlying revenue	4	2	4

178	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OTHER FINANCIAL INFORMATION

Trading profit, trading profit margin and trading cash flow

Trading profit, trading profit margin and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes; and significant uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis, are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

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

For the year ended 31 December 2015	Trading results 2015 $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles $ million	Legal and other $ million	Capital expenditure $ million	Reported results 2015 $ million
Revenue	4,634	–	–	–	–	–	4,634
Cost of goods sold	(1,143)	–	–	–	–	–	(1,143)
Gross profit	3,491	–	–	–	–	–	3,491
Selling, general and administration expenses	(2,170)	(12)	(65)	(204)	(190)	–	(2,641)
Research and development expenses	(222)	–	–	–	–	–	(222)
Trading/operating profit	1,099	(12)	(65)	(204)	(190)	–	628
Trading/operating profit margin	23.7%						13.6%
Interest receivable	6	–	–	–	5	–	11
Interest payable	(47)	(2)	–	–	–	–	(49)
Other finance costs	(13)	–	–	–	(2)	–	(15)
Share of loss from associates	(5)	(11)	–	–	–	–	(16)
Profit before taxation	1,040	(25)	(65)	(204)	(187)	–	559
Taxation	(279)	9	18	66	37	–	(149)
Adjusted attributable/attributable profit	761	(16)	(47)	(138)	(150)	–	410
EPSA/EPS	85.1	(1.8)	(5.3)	(15.4)	(16.7)	–	45.9
Weighted average number of shares (million)	894						894
Diluted EPSA/EPS	84.6	(1.8)	(5.2)	(15.4)	(16.6)	–	45.6
Diluted weighted average number of shares (million)	899						899
Trading cash flow/cash generated from operating activities	936	(36)	(52)	–	(3)	358	1,203
Trading profit to cash conversion ratio (%)	85%

Acquisition related costs and cash flows: For the year to 31 December 2015, these costs primarily relate to ongoing ArthroCare integration and deferred consideration for an acquisition made by an associate.

Restructuring and rationalisation costs: For the year to 31 December 2015, these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2015, these charges relate to the amortisation of intangible assets acquired in material business combinations and a total impairment of $51m including $40m relating to Oasis, a product acquired with the Healthpoint acquisition in 2013.

Legal and other: For the year to 31 December 2015, the net charge primarily relates to $203m for known, anticipated and settled metal on metal hip claims and associated legal expenses of $21m. This was offset by a net gain of $33m relating to patent litigation with Arthrex and past service and curtailment gains of $19m arising on US and UK post-retirement benefits.

In addition, a total of $18m charge primarily relates to final costs relating to RENASYS distribution hold and redundancies from the decision to cease development of HP802.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	179

For the year ended 31 December 2014	Trading results 2014 $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles $ million	Legal and other $ million	Capital expenditure $ million	Reported results 2014 $ million
Revenue	4,617	–	–	–	–	–	4,617
Cost of goods sold	(1,127)	(23)	(12)	–	–	–	(1,162)
Gross profit	3,490	(23)	(12)	–	–	–	3,455
Selling, general and administration expenses	(2,200)	(95)	(49)	(129)	2	–	(2,471)
Research and development expenses	(235)	–	–	–	–	–	(235)
Trading/operating profit	1,055	(118)	(61)	(129)	2	–	749
Trading/operating profit margin	22.9%					–	16.2%
Interest receivable	13	–	–	–	–	–	13
Interest payable	(28)	(7)	–	–	–	–	(35)
Other finance costs	(11)	–	–	–	–	–	(11)
Share of loss from associates	(2)	–	–	–	–	–	(2)
Profit before taxation	1,027	(125)	(61)	(129)	2	–	714
Taxation	(284)	30	15	35	(9)	–	(213)
Adjusted attributable/attributable profit	743	(95)	(46)	(94)	(7)	–	501
EPSA/EPS	83.2¢	(10.6¢)	(5.2¢)	(10.5¢)	(0.8¢)	–	56.1¢
Weighted average number of shares (million)	893						893
Diluted EPSA/EPS	82.6¢	(10.5¢)	(5.1¢)	(10.5¢)	(0.8¢)	–	55.7¢
Diluted weighted average number of shares (million)	899						899
Trading cash flow/cash generated from operating activities	781	(112)	(60)	–	(23)	375	961
Trading profit to cash conversion ratio (%)	74%

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

Legal and other: For the year ended 31 December 2014, this net credit relates to a past service gain and a settlement credit on the closure of US Pension Plan of $46m and a gain on disposal of a UK manufacturing facility of $9m, offset by a charge of $25m relating to the likely costs of a distribution hold on RENASYS in the US pending new regulatory approvals and a charge of $28m relating to the HP802 programme which was stopped in the fourth quarter.

180	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OTHER FINANCIAL INFORMATION

For the year ended 31 December 2013	Trading Results 2013 $ million	Acquisition related costs $ million	Restructuring and rationalisation costs $ million	Amortisation of acquisition intangibles $ million	Legal and other $ million	Capital expenditure $ million	Reported results 2013 $ million
Revenue	4,351	–	–	–	–	–	4,351
Cost of goods sold	(1,083)	(5)	(12)	–	–	–	(1,100)
Gross profit	3,268	(5)	(12)	–	–	–	3,251
Selling, general and administration expenses	(2,050)	(26)	(46)	(88)	–	–	(2,210)
Research and development expenses	(231)	–	–	–	–	–	(231)
Trading/operating profit	987	(31)	(58)	(88)	–	–	810
Trading/operating profit margin	22.7%					–	18.6%
Interest receivable	14	–	–	–	–	–	14
Interest payable	(10)	–	–	–	–	–	(10)
Other finance costs	(11)	–	–	–	–	–	(11)
Share of loss from associates	(1)	–	–	–	–	–	(1)
Profit before taxation	979	(31)	(58)	(88)	–	–	802
Taxation	(286)	6	11	23	–	–	(246)
Adjusted attributable/attributable profit	693	(25)	(47)	(65)	–	–	556
EPSA/EPS	76.9¢	(2.8¢)	(5.2¢)	(7.2¢)	–	–	61.7¢
Weighted average number of shares (million)	901						901
Diluted EPSA/EPS	76.5¢	(2.8¢)	(5.2¢)	(7.1¢)	–	–	61.4¢
Diluted weighted average number of shares (million)	906						906
Trading cash flow/cash generated from operating activities	877	(25)	(54)	–	–	340	1,138
Trading profit to cash conversion ratio (%)	89%

Acquisition related costs: For the year ended 31 December 2013, these costs primarily relate to the integration of the Healthpoint business.

Restructuring and rationalisation costs: For the year ended 31 December 2013, these costs primarily relate to the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Transactional and translational exchange

The Group’s principal markets outside the US are, in order of significance, Continental Europe, UK, Australia and Japan. Revenues in these markets fluctuate when translated into US Dollars on consolidation. During the year, the average rates of exchange against the US Dollar used to translate revenues and profits arising in these markets changed compared to the previous year as follows: the Euro weakened from 1.33 to 1.09 (–18%), Sterling weakened from 1.65 to 1.48 (–10%), the Swiss Franc weakened from 1.09 to 1.00 (–8%), the Australian Dollar weakened from 0.90 to 0.73 (–18%) and the Japanese Yen weakened from 105.84 to 120.38 (14%).

The Group’s principal manufacturing locations are in the US, Switzerland, UK and China. The majority of the Group’s selling and distribution subsidiaries around the world purchase finished products from these locations. As a result of currency movements compared with the previous year, sales from the US became relatively more profitable to all of these countries. The Group’s policy of purchasing forward a proportion of its currency requirements and the existence of an inventory pipeline reduce the short-term impact of currency movements.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	181

Contractual obligations

Contractual obligations at 31 December 2015 were as follows:

	Payments due by period
	Less than 1 year $ million	1–3 years $ million	3–5 years $ million	More than 5 years $ million
Debt obligations	44	300	–	–
Finance lease obligations	2	5	3	–
Operating lease obligations	45	48	21	9
Retirement benefit obligation	49	–	–	–
Purchase obligations	19	19	15	3
Capital expenditure	24	–	–	–
Other	31	19	–	–
	214	391	39	12

Other contractual obligations represent $23m of foreign exchange contracts and $27m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2016 in respect of the Group’s defined benefits plans are: $36m for the UK (including $29m of supplementary payments), $20m for the US Plan and $6m for other funded defined benefit plans. The table above does not include amounts payable in respect of 2016 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

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

2014 Financial highlights

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

182	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OTHER FINANCIAL INFORMATION

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

The movement in Advanced Surgical Devices is attributable to the continuing pressure on margins and its investment in the Emerging & International Markets. Advanced Wound Management has been adversely impacted by the costs associated with the RENASYS distribution hold and the impairment and costs associated with the termination of the HP802 programme.

Net interest receivable/(payable)

Net interest receivable increased by $26m from net $4m receivable in 2013 to a net receivable of $22m in 2014. This movement is primarily due to an increase in interest payable as a result of financing the ArthroCare acquisition. Interest receivable also decreased following the repayment by Bioventus LLC of their loan note in October 2014.

Other finance cost

Other finance costs in 2014 remained at $11m and principally relate to costs associated with the Group’s retirement benefit schemes.

Taxation

The taxation charge decreased by $33m to $213m from $246m in 2013. The reported rate of tax was 29.9%, compared with 30.5% in 2013.

After adjusting for specific transactions that management considers affect the Group’s short-term profitability, restructuring and rationalisation expenses, amortisation of acquisition intangibles, acquisition related costs and legal and other items, the tax rate on trading profit was 27.7% (2013 – 29.2%).

Commentary on the Group balance sheet

Non-current assets

Non-current assets increased by $1,303m to $4,866m in 2014 from $3,563m in 2013. This is principally attributable to the following:

–	Property, plant and equipment increased by $75m from $816m in 2013 to $891m in 2014. Depreciation of $222m was charged during 2014, assets with a net book value of $15m were disposed of and $14m was impaired relating to HP802. These movements were offset by $298m of additions relating primarily to instruments and other plant & machinery and $62m of additions arising on acquisitions of ArthroCare. The balance relates to unfavourable currency movements totalling $34m.

–	Goodwill increased by $771m from $1,256m in 2013 to $2,027m in 2014. Of this movement, $829m arose on the acquisition of ArthroCare and $15m on the acquisition in Brazil. The remaining balance relates to favourable currency movements totalling $73m.

–	Intangible assets decreased by $693m from $1,054m in 2013 to $1,747m in 2014. Intangible assets totalling $817m and $16m arose on the acquisition of ArthroCare and Brazil respectively. Amortisation of $191m was charged during the year and assets with a net book value of $1m were disposed of. A total of $77m relates to the cost of intellectual property, distribution rights and software acquired. The balance relates to unfavourable currency movements totalling $25m.

–	Investment in associates of $112m in 2014 has increased from $107m in 2013. The loan to the associate was fully repaid in the year.

–	Deferred tax assets decreased by $68m in the year from $145m in 2013 to $77m in 2014.

Current assets

Current assets increased by $184m to $2,440m from $2,256m in 2013. The movement relates to the following:

–	Inventories rose by $175m to $1,181m in 2014 from $1,006m in 2013. This movement is principally attributable to the acquisitions of ArthroCare and distributor in Brazil which increased inventory by $70m and $36m relating to the purchase of an advanced quantity of an ingredient to ensure continued supply of REGRANEX.

–	The level of trade and other receivables increased by $53m to $1,166m in 2014 from $1,113m in 2013. The movement primarily relates to the increase in underlying revenues and $54m from the ArthroCare acquisition offset by $75m of unfavourable currency movements.

–	Cash at bank has fallen by $44m to $93m from $137m in 2013.

Non-current liabilities

Non-current liabilities increased by $1,405m from $699m in 2013 to $2,104m in 2014. This movement relates to the following items:

–	Long-term borrowings have increased from $347m in 2013 to $1,666m in 2014 as a result of the $1.1bn private placements and $400m additional long-term facility use to fund the acquisition of ArthroCare.

–	The Retirement benefit obligation increased by $3m to $233m in 2014 from $230m in 2013.

–	Deferred tax liabilities increased by $48m in the year from $50m in 2013 to $98m in 2014.

Current liabilities

Current liabilities increased by $89m from $1,073m in 2013 to $1,162m in 2014. This movement is attributable to:

–	Bank overdrafts and current borrowings have decreased by $5m from $44m in 2013 to $39m in 2014.

–	Trade and other payables have increased by $53m to $838m in 2014 from $785m in 2013. This increase includes $75m of trade and other payables arising on the acquisition of ArthroCare and distributor in Brazil offset by $34m of favourable currency movements.

–	Current tax payable is $218m at the end of 2014 compared to $184m in 2013.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	183

Total equity

Total equity decreased by $7m from $4,047m in 2013 to $4,040m in 2014. The principal movements were:

Total equity $ million
1 January 2014	4,047
Attributable profit	501
Currency translation gains	(196)
Hedging reserves	12
Actuarial losses on retirement benefit obligations	(94)
Dividends paid during the year	(250)
Purchase of own shares	(75)
Taxation on other comprehensive income and equity items	19
Net share-based transactions	76
31 December 2014	4,040

2013 Financial performance by business segment

2013 Financial highlights

Revenue

Group revenue increased by $214m (5% on a reported basis), from $4,137m in 2012 to $4,351 in 2013. The underlying increase is 4% after adjusting for the net impact of 2% on the Healthpoint acquisition and Clinical Therapies disposal and 1% attributable to the unfavourable impact of currency movements.

Costs of goods sold

Costs of goods sold increased by $30m (3% on a reported basis) from $1,070m in 2012 to $1,100m in 2013. The underlying movement is 2% after adjusting for the net impact of 2% on the Healthpoint acquisition and Clinical Therapies disposal and 1% attributable to the favourable impact of currency movements. The movement in underlying costs of goods sold of 2% is largely attributable to the increase in underlying trading.

During 2013, $12m of restructuring and rationalisation expenses (2012 – $3m) and $5m of acquisition related costs (2012 – $nil) were charged to costs of goods sold.

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

184	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
OTHER FINANCIAL INFORMATION

Operating profit

Operating profit decreased by $36m to $810m from $846m in 2012. This comprised a decrease of $12m in Advanced Surgical Devices and a decrease of £24m in Advanced Wound Management.

The movement in Advanced Surgical Devices is attributable to the continuing pressure on margins and its investment in the Emerging & International Markets. Advanced Wound Management has continued to invest in new products and new geographic markets throughout the year.

Net interest receivable/(payable)

Net interest receivable increased by $2m from net $2m receivable in 2012 to a net receivable of $4m in 2013. This increase is principally a consequence of the interest receivable on the Bioventus LLC (‘Bioventus’) loan note issued following the disposal of the Clinical Therapies business which has been in place for a full year in 2013 compared to eight months in 2012. This loan note was repaid in full in 2014.

Other finance cost

Other finance costs in 2013 remained at $11m and principally relate to costs associated with the Group’s retirement benefit schemes.

Taxation

The taxation charge decreased by $125m to $246m from $371m in 2012. The reported rate of tax was 30.5%, compared with 33.7% in 2012.

After adjusting for specific transactions that management considers affect the Group’s short-term profitability (profit on disposal of the Clinical Therapies business, restructuring and rationalisation expenses, amortisation of acquisition intangibles and acquisition related costs) the tax rate on trading profit was 29.2% (2012 – 29.9%).

Group balance sheet

The following table sets out certain balance sheet data as at 31 December of the years indicated:

	2013 $ million	2012 $ million
Non-current assets	3,563	3,498
Current assets	2,256	2,144
Total assets	5,819	5,642
Non-current liabilities	699	828
Current liabilities	1,073	930
Total liabilities	1,772	1,758
Total equity	4,047	3,884
Total equity and liabilities	5,819	5,642

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	185

INFORMATION FOR
SHAREHOLDERS

Financial calendar

Annual General Meeting	14 April 2016
First quarter trading report	5 May 2016
Payment of 2015 final dividend	11 May 2016
Half year results announced	28 July 2016[1]
Third quarter trading report	3 November 2016
Payment of 2016 interim dividend	November 2016
Full year results announced	February 2017[1]
Annual Report available	February/March 2017
Annual General Meeting	April 2017

1	Dividend declaration dates.

Annual General Meeting

The Company’s Annual General Meeting (‘AGM’) will be held on 14 April 2016 at 2:00pm at No. 11 Cavendish Square, London W1G 0AN. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London W2N 6LA, UK. Registered in England and Wales No. 324357. Tel. +44 (0)20 7401 7646 website: www.smith-nephew.com

Ordinary shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Tel: 0371 384 2081*

Tel: +44 (0) 121 415 7072 from outside the UK

Website: www.shareview.co.uk

*	Lines are open from 8:30am to 5:30pm Monday to Friday, excluding public holidays in England and Wales.

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

Payment of dividends direct to your bank or building society account

If you wish to avoid the risk of your dividend awards getting lost or mislaid you can arrange to have your cash dividends paid directly to a bank or building society account. This facility is available to UK resident shareholders who receive Sterling dividends. If you do not live in the UK you may be able to register for the overseas payment service. Further information is available at www.shareview.co.uk or by contacting Equiniti (UK and overseas helpline numbers as above).

Dividend Re-Investment plan (‘DRIP’)

The Company offers shareholders (except those in North America) the opportunity to participate in a DRIP. This enables you to reinvest your cash dividends in further ordinary shares of Smith & Nephew plc. These are purchased in the market at competitive dealing costs. For further details plus an application form to reinvest future dividends, contact Equiniti.

Duplicate accounts

If you have more than one account due to inconsistency in account details, you may avoid duplicate mailings by contacting Equiniti and requesting an amalgamation of your share accounts.

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

186	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

Individual savings account (‘ISA’)

Shareholders who are UK resident may hold Smith & Nephew plc shares in an ISA, which is administered by the Company’s registrar. For information about this service please contact Equiniti.

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

UK capital gains tax

For the purposes of UK capital gains tax, the price of the Company’s ordinary shares on 31 March 1982 was 35.04p.

Smith & Nephew share price

The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www.londonstockexchange.com where the live financial data is updated with a 15-minute delay.

ShareGift

If you hold a small number of shares, which would cost more to sell than they are worth, you may wish to consider donating them to the charity ShareGift (Registered Charity no. 1052686) which specialises in accepting such shares as donations. There are no implications for Capital Gains Tax purposes (no gain or loss) and it may also be possible to obtain income tax relief. The relevant stock transfer form may be obtained from Equiniti at the address given on page 185.

Further information about ShareGift is available at www.sharegift.org or by contacting ShareGift at:

ShareGift, PO Box 72253, London SW1P 9LQ

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

Social media

Smith & Nephew has a presence across a range of social media channels, including Twitter, Facebook and LinkedIn, which are linked below. Information provided by Smith & Nephew through social media channels is not incorporated by reference herein and does not form part of our Annual Report or Form 20-F.

twitter.com/SmithNephewPLC	facebook.com/SmithNephewPlc	linkedin.com/company/smith-&-nephew

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	187

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

ADS enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:

Deutsche Bank Shareholder Services

American Stock Transfer and Trust Company

Operations Centre 6201 15th Avenue

Brooklyn, New York

NY 11219

Tel: +1 866 249 2593 (toll free)

E-mail: DB@amstock.com

Website: www.adr.db.com

The Deutsche Bank Global Direct Investor Services Program is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global Direct contact Deutsche Bank Shareholder Services (as above) or visit www.adr.db.com.

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

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2015 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services are paid.

Persons depositing or withdrawing shares must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) $0.05 (or less) per ADS

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADS registered holders, including payment of dividend

$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

During 2015, a fee of one US cent per ADS was collected on the 2014 final dividend paid in May and a fee of one US cent per ADS was collected on the 2015 interim dividend paid in October. In the period 1 January 2015 to 23 February 2016, the total program payments made by Deutsche Bank Trust Company Americas were $517,700.19.

188	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

Dividend history

Smith & Nephew has paid dividends on its ordinary shares in every year since 1937. Following the capital restructuring and dividend reduction in 2000, the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the ‘Selected financial data’, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004, the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy, from that of increasing dividends in line with inflation, to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company’s share capital into US Dollars, the Board re-affirmed its policy of increasing the dividend by 10% a year in US Dollar terms.

On 2 August 2012, the Board announced its intention to pursue a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows.

At the time of the full year results, the Board reviews the appropriate level of total annual dividend each year. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. Dividends will continue to be declared in US Dollars with an equivalent amount in Sterling payable to those shareholders whose registered address is in the UK, or who have validly elected to receive Sterling dividends.

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

Dividends per share

The table below sets out the dividends per ordinary share in the last five years.

				Years ended 31 December
	2015	2014	2013	2012	2011
Pence per share:
Interim	8.533	7.578	7.211	6.811	4.639
Final[1,2]	13.496	13.711	11.233	11.778	7.444
Total	22.029	21.289	18.444	18.589	12.083
US cents per share:
Interim	13.111	12.222	11.556	11.000	7.333
Final[2]	19.000	20.667	18.889	18.000	12.000
Total	32.111	32.889	30.445	29.000	19.333

1	Translated at the Bank of England rate on 23 February 2016.
2	2015 final dividend does not include a UK tax credit. See below.

Dividends above include the associated UK tax credit of 10%, but exclude the deduction of withholding taxes, up to and including the interim dividend for 2015. From 6 April 2016, please note that dividends below £5,000 per tax year will be tax free and dividends above £5,000 per tax year will be subject to personal income tax at the rate of 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. A self-assessment form will therefore be required. This will apply to both cash and DRIP dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free.

Since the second interim dividend for 2005, all dividends have been declared in US cents per ordinary share.

The 2015 final dividend will be payable on 11 May 2016, subject to shareholder approval.

In respect of the proposed final dividend for the year ended 31 December 2015 of 19.0 US cents per ordinary share, the record date will be 22 April 2016 and the payment date will be 11 May 2016. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 22 April 2016. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 21 April 2016.

The proposed final dividend of 19.0 US cents per ordinary share, which together with the interim dividend of 11.8 US cents, makes a total for 2015 of 30.8 US cents.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	189

Share prices

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s ordinary shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

		Ordinary shares		ADSs
	High £	Low £	High US$	Low US$
Year ended 31 December:
2011	7.42	5.21	60.19	42.17
2012	6.93	5.80	56.13	45.13
2013	8.68	6.80	71.85	52.90
2014[1]	11.93	8.57	97.27	29.39
2015	12.12	10.60	37.78	32.48
Quarters in the year ended 31 December:
2014:
1st Quarter	9.60	8.57	80.18	70.84
2nd Quarter	11.00	8.61	97.27	73.17
3rd Quarter	10.80	9.86	90.45	82.91
4th Quarter[1]	11.93	9.06	83.14	29.39
2015:
1st Quarter	12.00	11.13	36.85	33.44
2nd Quarter	11.95	10.72	35.80	33.68
3rd Quarter	12.03	10.68	37.78	33.24
4th Quarter	12.12	10.60	35.88	32.48
2016:
1st Quarter (to 23 February 2016)	11.79	10.51	34.80	30.55
Last six months:
August 2015	12.03	10.71	37.78	33.62
September 2015	11.81	11.22	36.32	34.13
October 2015	11.69	10.96	35.81	33.57
November 2015	11.33	10.70	34.38	32.74
December 2015	12.12	10.60	35.88	32.48
January 2016	11.79	10.82	34.80	31.47
February 2016 (to 23 February 2016)	11.61	10.51	33.66	30.55

1	On 14 October 2014, the ratio of ordinary shares per ADS changed from five ordinary shares per ADS to two ordinary shares per ADS.

190	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

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

All the ordinary shares, including those held by Directors and Executive Officers, rank pari passu with each other. On 23 January 2006, the ordinary shares of 12 2⁄9p were redenominated as ordinary shares of US 20 cents (following approval by shareholders at the Extraordinary General Meeting in December 2005). The new US Dollar ordinary shares carry the same rights as the previous ordinary shares. The share price continues to be quoted in Sterling. In 2006, the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as deferred shares, which are not listed on any stock exchange. They have extremely limited rights and therefore effectively have no value. These shares were allotted to the Chief Executive Officer, although the Board reserves the right to transfer them to another member of the Board should it so wish.

Shareholdings

As at 23 February 2016, to the knowledge of the Group, there were 17,487 registered holders of ordinary shares, of whom 91 had registered addresses in the USA and held a total of 187,058 ordinary shares (0.02% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the USA is not representative of the number of beneficial owners of ordinary shares resident in the USA.

As at 23 February 2016, 28,257,095 ADSs equivalent to 56,514,190 ordinary shares or approximately 6.31% of the total ordinary shares in issue, were outstanding and were held by 87 registered ADS holders.

Major shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 23 February 2016, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FCA) in 3% or more of the ordinary shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of ordinary shares, as notified to the Company under the Disclosure and Transparency Rules:

				As at 31 December
	23 February 2016%	2015%	2014%	2013%
BlackRock, Inc.	5.2	5.2	5.5	4.7
Invesco	6.0	5.7	5.3	12.1

				As at 31 December
	23 February 2016 ’000	2015 ’000	2014 ’000	2013 ’000
BlackRock, Inc.	46,427	46,427	49,008	41,870
Invesco	53,693	51,539	47,508	107,823

The Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company. From 1 January 2015 to 23 February 2016, in the months listed below, the Company has purchased 4,564,065 ordinary shares at a cost of US$77,532,429.17.

	Total shares purchased (000s)	Average price paid per share (pence)	Approximate US$ value of shares purchased under the plan
6–20 May 2015	1,830	1,129.1436	32,007,094
7–8 September 2015	505	1,164.3216	9,105,910
18–24 November 2015	965	1,112.5264	16,403,478
9–19 February 2016	1,264	1,099.4366	20,015,947

The shares were purchased in the open market by JP Morgan Cazenove Limited and Merrill Lynch International on behalf of the Company.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	191

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

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the USA, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the USA (or any State therein), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a ‘US Holder’). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) persons whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or whose functional currency for US federal income tax purposes is other than the US Dollar and US Holders liable for alternative minimum tax. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code, known as the Medicare contribution tax, or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2015.

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

192	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

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

For US federal income tax purposes, gains or losses realised upon a taxable sale or other disposition of ADSs or ordinary shares by US Holders generally will be US source capital gains or losses and will be long-term capital gains or losses if the ADSs or ordinary shares were held for more than one year. The amount of a US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such holder’s tax basis in the ADSs, or ordinary shares, each determined in US Dollars.

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

US information reporting and backup withholding

Payments of dividends on, or proceeds from the sale of, ADSs or ordinary shares that are made within the USA or through certain US-related financial intermediaries generally will be subject to US information reporting, and may be subject to backup withholding, unless a US Holder is an exempt recipient or, in the case of backup withholding, provides a correct US taxpayer identification number and certain other conditions are met. US backup withholding may apply if there has been a notification from the US Internal Revenue Service of a failure to report all interest or dividends.

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

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	193

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

The Company’s ordinary shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future. In accordance with English law, the Company’s ordinary shares rank equally.

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

Any Director who has been appointed by the Directors since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director holds office only until the conclusion of the next Annual General Meeting and then shall be eligible for re-election by the shareholders. The other Directors retire and are eligible for re-appointment at the third Annual General Meeting after the meeting at which they were last re-appointed. If not re-appointed, a Director retiring at a meeting shall retain office until the meeting appoints someone in his place, or if it does not do so, until the conclusion of the meeting. The Directors are subject to removal with or without cause by the Board or the shareholders. Directors are not required to hold any shares of the Company by way of qualification.

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

There were no material modifications to the rights of shareholders under the Articles during 2016.

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

194	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

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

Deferred shares

Following the re-denomination of share capital on 23 January 2006, the ordinary shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the ordinary shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created, deferred shares, of which £50,000 were issued and allotted in 2006 as fully paid to the Chief Executive Officer though the Board reserves the right to transfer them to another member of the Board should it so wish. These deferred shares have no voting or dividend rights and on winding up only are entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional $1,000 each.

Amendments

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	195

Cross Reference to Form 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	175–176
	B – Capitalization and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	171–174
Item 4	Information on the Company
	A – History and Development of the Company	171
	B – Business Overview	3, 8–48, 120–123, 171–174, 181–184
	C – Organizational Structure	8, 135–136, 164–165
	D – Property, Plant and equipment	130–131, 171
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	9, 12–13, 16, 40–41, 113, 115, 117, 181–184
	B – Liquidity and Capital Resources	117, 138–141, 156
	C – Research and Development, patents and licences, etc.	3, 13, 28
	D – Trend information	14–15, 111, 171–174
	E – Off Balance Sheet Arrangements	171
	F – Tabular Disclosure of Contractual Obligations	181
	G – Safe Harbor	200
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	50–56, 58–60
	B – Compensation	78–102
	C – Board Practices	50–56, 58–77
	D – Employees	9, 36–37, 125
	E – Share Ownership	89–90, 160–163
Item 7	Major shareholders and Related Party Transactions
	A – Major shareholders	190
	– Host Country shareholders	190
	B – Related Party Transactions	163, 171
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	104–166
	– Legal Proceedings	146–147
	– Dividends	188
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	189–191
	B – Plan of Distribution	n/a
	C – Markets	190
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

196	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

Part I		Page
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	193–194
	C – Material Contracts	117, 157–158
	D – Exchange Controls	191
	E – Taxation	191–192
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	200
	I – Subsidiary Information	164–165
Item 11	Quantitative and Qualitative Disclosure about Market Risk	141–145, 171–174
Item 12	Description of Securities Other than Equity Securities
	A – Debt securities	n/a
	B – Warrants and rights	n/a
	C – Other securities	n/a
	D – American Depository shares	187
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	72–77, 105
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	73
Item 16B	Code of Ethics	77
Item 16C	Principal Accountant Fees and Services	76–77, 125
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	155, 190
Item 16F	Change in Registrant’s Certifying Accountant	76
Item 16G	Corporate Governance	2, 57
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	104–166
Item 19	Exhibits

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	197

Glossary of terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.
ADR	In the US, the Company’s ordinary shares are traded in the form of ADSs evidenced by American Depository Receipts (‘ADRs’).
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (‘ADSs’).
Advanced Surgical Devices	A product group comprising products for orthopaedic replacement and reconstruction, endoscopy devices and trauma devices. Products for orthopaedic replacement include systems for knees, hips, and shoulders. Endoscopy devices comprise of support products for orthopaedic surgery such as computer assisted surgery and minimally invasive surgery techniques using specialised viewing and access devices, surgical instruments and powered equipment. Orthopaedics trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames.
Advanced Wound Management	A product group comprising products associated with the treatment of skin wounds, ranging from products that provide moist wound healing using breathable films and polymers to products providing active wound healing by biochemical or cellular action.
AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
ASD	Advanced Surgical Devices division.
AWM	Advanced Wound Management division.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
EBITA	Earnings before interest, tax and amortisation.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Emerging Markets	Emerging Markets include Greater China, India, Brazil and Russia.
EPSA	EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
ERP	Enterprise Resource Planning: a software system which integrates internal and external management information, facilitating the flow of information across an organisation.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
GMP	Good manufacturing practice or ‘GMP’ is the guidance that outlines the aspects of production and testing that can impact the quality of a product.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

198	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

Term	Meaning
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
International Markets	International Markets include Middle East, North Africa, Southern Africa, Latin America, ASEAN, South Korea and Eastern Europe.
LSE	London Stock Exchange.
Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in certain patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NYSE	New York Stock Exchange.
Orthobiologics products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.
Orthopaedic products	Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer-assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Clinical therapies products include joint fluid therapy for pain reduction of the knee and an ultrasound treatment to accelerate the healing of bone fractures.
OXINIUM	OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion.
Parent Company	Smith & Nephew plc.
Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Repair	A product group within ASD comprising specialised devices, fixation systems and bio-absorbable materials to repair joints and associated tissue.
Resection	Products that cut or ablate tissue within ASD comprising mechanical blades, radio frequency wands, electromechanical and hand instruments for resecting tissue.
SEC	US Securities and Exchange Commission.
Trading results	Trading profit, trading profit margin and trading cash flow are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and significant uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.
UK	United Kingdom of Great Britain and Northern Ireland.
UK GAAP	Accounting principles generally accepted in the United Kingdom.
Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
US	United States of America.
US Dollars, US $ or cents	References to US currency. 1 cent is equivalent to one hundredth of US$1.
US GAAP	Accounting principles generally accepted in the United States of America.
Visualisation	Products within ASD comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.
Wound bed	An area of healthy dermal and epidermal tissue of a wound.

SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com	199

Index

2013 Financial highlights	183
2014 Financial highlights	181
Accounting Policies	111, 119
Accounts Presentation	200
Acquisitions	7, 13, 45, 157
Acquisition related costs	125
American Depository Shares	187
Articles of Association	193
Audit fees	125
Board	50
Business overview	8, 171
Business segment information	9, 16, 120
Cash and borrowings	138
Chairman’s statement	2
Chief Executive Officer’s review	4
Company balance sheet	167
Company notes to the accounts	168
Contingencies	147, 170
Contractual obligations	181
Corporate Governance Statement	68
Critical accounting policies	111
Cross Reference to Form 20-F	195
Currency fluctuations	173
Currency translation	119
Deferred taxation	128
Directors’ Remuneration Report	78
Directors’ responsibilities for the accounts	104
Directors’ responsibility statement	104
Dividends	155, 188
Earnings per share	3, 129
Employees/People	36
Employees’ Share Trust	155
Ethics and compliance	29, 48, 70
Executive officers	54
Factors affecting results of operations	174
Financial instruments	141
Financial position, liquidity and capital resources	117
Glossary of terms	197
Goodwill	132
Group balance sheet	114
Group cash flow statement	116
Group history	171
Group income statement	112
Group notes to the accounts	119
Group overview	8, 171
Group statement of changes in equity	118

Group statement of comprehensive income	112
Independent auditor’s reports	105, 106
Information for shareholders	185
Intangible assets	133
Intellectual property	147, 133
Interest	126
Inventories	136
Investments	135
Investment in associates	135
Key Performance Indicators	12
Leases	140, 159
Legal and other	125
Legal proceedings	147
Manufacturing	30
Marketplace	14
New accounting standards	119
Off-balance sheet arrangements	171
Operating profit	124
Other finance (costs)/income	126
Outlook and trend information	74, 111, 171
Parent Company accounts	167
Payables	138
People/Employees	36
Principal subsidiary undertakings	164
Provisions	146
Property, plant and equipment	130
Receivables	137
Regulation	14, 47
Related party transactions	163
Research and development	28
Restructuring and rationalisation expenses	125
Retirement benefit obligation	148
Risk factors	174
Risk management	42
Sales and marketing	35
Selected financial data	175
Share based payments	160
Share capital	154, 190
Shareholder return	87
Strategy	10, 12
Sustainability	38
Taxation	126
Taxation information for shareholders	191
Training and education	34
Treasury shares	118, 155

200	SMITH & NEPHEW ANNUAL REPORT 2015	www.smith-nephew.com

OVERVIEW	OUR BUSINESS	OUR PERFORMANCE	GOVERNANCE	OUR FINANCIALS
INFORMATION FOR SHAREHOLDERS

About Smith & Nephew

The Smith & Nephew Group (the ‘Group’) is a global medical devices business operating in the markets for advanced surgical devices comprising orthopaedic reconstruction, trauma and sports medicine and advanced wound management, with revenue of approximately $4.6bn in 2015. Smith & Nephew plc (the ‘Company’) is the parent company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary

Shares (‘ADSs’).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2015. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (‘SEC’).

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

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 197 to 198.

The product names referred to in this document are identified by use of capital letters and the ¯ symbol (on first occurrence) and are trademarks owned by or licensed to members of the Group.

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 23 February 2016, the Bank of England rate was US$1.4078 per £1.

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

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology. Specific risks faced by the Group are described under ‘Risk factors’ on pages 171to 174 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

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

enquiries@smith-nephew.com

www.smith-nephew.com

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc (Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

London, England

March 4, 2016

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

2		Smith & Nephew plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of Smith & Nephew plc’s total assets (on a consolidated basis) is authorized to be issued. Smith & Nephew plc hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

4	(a) (i)	Material contract: Agreement and Appendices dated 3 February 2014 by and among Smith & Nephew plc, Barclays Bank Plc, The Financial Institutions in Schedule 1, Barclays Bank Plc and J.P. Morgan Chase Bank, N.A. and J.P. Morgan Europe Limited.	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(ii)	Material contract: Agreement and Plan Merger dated 2 February 2014 by and among ArthroCare Corporation Smith & Nephew, Inc. and Smith & Nephew plc.	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(iii)	Material contract: Agreement and Appendices dated 24 March 2014 by and among Smith & Nephew plc, Barclays Bank Plc; J.P. Morgan Limited; Bank Of America Merrill Lynch International Limited; Bank Of China Limited, London Branch; The Bank Of Tokyo-Mitsubishi Ufj, Ltd.; HSBC Bank Plc; Mizuho Bank, Ltd.; National Australia Bank Limited; The Royal Bank Of Scotland Plc; Societe Generale; Sumitomo Mitsui Banking Corporation; Wells Fargo Bank International and Deutsche Bank Ag, London Branch.	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(a) (iv)	Material contract: Agreement and Appendices dated 19 November 2014 by and among Smith & Nephew plc and the purchasers listed in Schedule A.	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iv)	Side Letter to the Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(v)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vii)	Letter of Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(viii)	Letter of Appointment of Ajay Piramal	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(ix)	Letter of Re-Appointment of Rolf Stomberg	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(x)	Letter of Re-Appointment of Richard De Schutter	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xi)	Letter of Re-Appointment of Pamela Kirby	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (xii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xiii)	Letter of Re-Appointment of Joseph Papa	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xiv)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xv)	Letter of Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xvi)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xviii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xix)	Letter of Appointment of Robin Freestone		X

	(xx)	Letter of Re-Appointment of Ian Barlow		X

	(xxi)	Letter of Re-Appointment of Michael Friedman		X

	(xxii)	Letter of Re-Appointment of Brian Larcombe		X

	(xxiii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xxiv)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xxv)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

	(xxvi)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (xxvii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xxviii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxix)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

	(xxx)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxxi)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

	(xxxii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

	(xxxiii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxxiv)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxxv)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

	(xxxvi)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

	(xxxvii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

	(xxxviii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (xxxix)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxxx)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxxxi)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 333-168544 filed on August 5, 2010 (File No. 1-14978)

	(xxxxii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xxxxiii)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xxxxiv)	Smith & Nephew plc Global Share Plan 2010	Registration statement on Form S-8 No. 333-199117 filed on October 2, 2014 (File No.1-14978)

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Julie Brown filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Olivier Bohuon and Julie Brown furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

15.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm		X

15.3		Report of Independent Registered Public Accounting Firm by Ernst & Young LLP in respect of the financial statements as of and for the years ending December 31, 2013 and 2014		X

15.4		Ernst & Young LLP’s letter to the SEC confirming their agreement with the statements pursuant to the disclosure requirements of Item 16 of the Form 20-F		X