Form 20-F
period 2016-12-31
SMITH & NEPHEW PLC
filed 2017-03-06
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 903,723,205 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ☐

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

If “Other” has been checked to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

smith&nephew

Annual Report 2016

smith&nephew

Innovate for value

ANNUAL REPORT 2016

smith&nephew

Supporting healthcare professionals for over 150 years

OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the above sections and has been approved and signed on behalf of the Board.

The Directors’ Report comprises pages 33 to 34, 36 to 38, 47 to 75, 102, 110, 112, 114 and pages 169 to 190 of the Annual Report.

CONTENTS
OVERVIEW
CHAIRMAN’S STATEMENT	2
CEO REVIEW OF STRATEGY	4
WHO WE ARE	6

OUR BUSINESS & MARKETPLACE
BUSINESS MODEL	8
STRATEGIC PRIORITIES	10
MARKET OVERVIEW	16

OPERATIONAL REVIEW
OUR PRODUCTS	18
OUR RESOURCES	27
SUSTAINABILITY	36

FINANCIAL REVIEW
FINANCIAL REVIEW	39

RISK
PRINCIPAL RISKS	42

GOVERNANCE
BOARD OF DIRECTORS	48
GOVERNANCE REPORT	54
NOMINATION COMMITTEE REPORT	65
ETHICS & COMPLIANCE COMMITTEE REPORT	67
AUDIT COMMITTEE REPORT	69
REMUNERATION COMMITTEE REPORT	76
STATEMENT OF DIRECTORS’ RESPONSIBILITIES	102

ACCOUNTS
INDEPENDENT AUDITOR’S US REPORT	103
GROUP INCOME STATEMENT	109
GROUP STATEMENT OF COMPREHENSIVE INCOME	109
GROUP BALANCE SHEET	111
GROUP CASH FLOW STATEMENT	113
GROUP STATEMENT OF CHANGES IN EQUITY	115
NOTES TO THE GROUP ACCOUNTS	116
COMPANY ACCOUNTS	165
NOTES TO THE COMPANY ACCOUNTS	167

GROUP INFORMATION	169
OTHER FINANCIAL INFORMATION	173
INFORMATION FOR SHAREHOLDERS	182
GLOSSARY OF TERMS	193

Front cover: WEREWOLFà COBLATIONà System, our next generation COBLATION platform delivers an unparalleled range of performance capabilities and advanced safety features for soft tissue ablation.

Find more online To learn more about Smith & Nephew, to register to receive our news, or to explore opportunities to join us, please visit www.smith-nephew.com

1	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Innovate for value

We are driven by pushing innovation through the business and into our products. We look to challenge the status quo of how our industry supports a healthcare market facing major economic and social challenges. Every one of us is focused on delivering greater value by finding ways to meet the new needs of our customers. We are all proud of our history of innovation, and excited by our strong portfolio of products and new ways of working.

2	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

CHAIRMAN’S STATEMENT

Succeeding in challenging times In 2016 Smith & Nephew faced and overcame challenges.

DEAR SHAREHOLDER,

A good Board pressure tests strategy, provides leadership on matters of governance and ensures their company is equipped to handle risk. In 2016 Smith & Nephew faced and overcame challenges in all these areas, confirming my strong belief that this is a Company set well to succeed in challenging times.

In early 2016 we announced that our Chief Executive Officer, Olivier Bohuon, had been diagnosed with cancer, and would require treatment across much of the year. We were delighted to welcome him back to work full time in October.

During the intervening months my Board colleagues and I were able to provide additional support to the executive team. I attended the Managing Directors’ annual meeting, and engaged with various members of the executive team, supporting them on a number of matters. The Board met with numerous commercial and operational leaders across the year. This culminated in a visit to our Andover, Massachusetts site in November where we saw first-hand the exciting progress being made by our Sports Medicine business.

These meetings gave Board members first-hand experience of the high quality team that has been assembled by Olivier to deliver on his strategy to transform Smith & Nephew. Following a number of changes implemented in recent years, the structure of the organisation is fully aligned to the strategic priorities, and the commitment and dedication to the business at all levels was evident for us to see.

FINANCIAL PERFORMANCE

Smith & Nephew’s financial performance is shown on these pages.

Although the Group delivered revenue growth in 2016, the outturn is below where we had set our sights at the start of the year. Whilst some geographies and franchises performed well, we were buffeted by trading conditions in the Gulf States and China, as well as a few areas where we believe we can execute better in 2017. We faced a headwind in China entering the year, and it is pleasing to see how management delivered the improvements in this market as they said they would.

The Board continues to have great confidence in the business and is proposing a final dividend for the year of 18.5¢ per share, giving a total dividend distribution for 2016 of 30.8¢. In-line with our dividend policy, the declared dividend is flat year-on-year despite the decline in adjusted earnings per share.

Directors’ biographies start on page 48

3	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GOVERNANCE AND CULTURE

Corporate governance, especially Director responsibilities, remuneration and diversity, has been in the spotlight in 2016. The Board has welcomed our discussions with shareholders around such important topics and we are mindful of how the landscape is changing in some areas. The Board is committed to continuing to refine our governance structure and practices to reflect what is in the best interests of all stakeholders.

Culturally, we believe that openness and transparency, accountability and responsibility should run throughout the Company. The Board takes matters of ethics and compliance very seriously, and aims to set a tone at the top which pervades throughout the organisation. We review processes and practices and oversee quality and regulatory matters. We take great interest in how we attract, retain and develop talent and the work underway to make Smith & Nephew a great place to work for all employees.

Our Chief Financial Officer, Julie Brown, left the Company in January 2017. We are grateful for her contribution during her four years at Smith & Nephew and wish her well in her new career at Burberry plc. Graham Baker will join as Chief

Financial Officer on 1 March 2017 when he will also be appointed to the Board as an Executive Director. Having held multiple senior roles at AstraZeneca and elsewhere, I have no doubt that he will successfully ensure effective financial stewardship and I welcome him to Smith & Nephew.

Brian Larcombe will be retiring from the Board at the Annual General Meeting on 6 April 2017. Brian has served Smith & Nephew for many years, as our Senior Independent Director since 2014, and as a member of the Audit, Nomination & Governance and Remuneration Committees. I am personally grateful that he agreed to stay on one extra year to provide continuity while Olivier was receiving treatment. We will miss his great wisdom and experience. On behalf of the whole Board I thank him for his service. We are fortunate that Ian Barlow has agreed to become Senior Independent Non-Executive Director. Ian has been a Non-Executive Director since 2010, and has been a diligent Chair of our Audit Committee. Robin Freestone will be appointed Chairman of the Audit Committee in his place.

Finally, Joe Papa has graciously agreed to stay on beyond his nine-year term as we undertake a search for a new Chair of the Remuneration Committee. As we make this, and indeed all appointments, we are conscious of the need to continue to seek individuals who bring diversity in its broadest sense, including background, thinking and gender.

In conclusion, 2016 has been a year where we have continued to make progress in the face of a number of headwinds. As a result, I believe we enter 2017 as a stronger business. There is no doubt that the world is facing a period of greater geo-political risk and companies need to be robust. The Board takes its responsibilities very seriously, to ensure that we perform financially, strategically and ethically against this changing and challenging backdrop. We thank you for your continued support and look forward to serving you in 2017.

Yours sincerely,

Roberto Quarta

Chairman

Financial review page 39

$4,669m	+1%	+2%	30.8¢ 0%

Revenue	Reported	Underlying[1]	Dividend per share
Group revenue was $4,669 million, up 1% on a reported basis and 2% on an underlying basis. Reported growth includes a foreign exchange headwind of -1%, whilst acquisitions added 1% and disposals –1%.			In-line with our dividend policy, the declared dividend is flat year-on-year despite the decline in adjusted earnings.

$801m +28%	$1,020m -7%	88.1¢ +92%

Operating profit	Trading profit[1]	Earnings per share EPS
Operating profit margin of 17.2% is before one-off $326 million gain from Gynaecology disposal.	Trading profit margin of 21.8% reflects previously disclosed transactional FX headwind, loss of leverage from lower sales growth and investment in Blue Belt, offset by efficiencies.	The increase in EPS is mainly due to benefit from the 2016 Gynaecology disposal and the absence of a 2015 legal metal-on-metal charge.

82.6¢ -3% Adjusted Earnings per share EPSA[1]	5% R&D expenditure	1 The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.
The reduction in EPSA from the prior period reflects the reduction in adjusted attributable profit.	To drive innovation, we maintain our investment in R&D at around 5% of Group revenue.

4	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

CEO REVIEW OF STRATEGY

Innovative products and deep customer relationships We now have the right structure and capability in place and are focused on improving execution across the Group.

DEAR SHAREHOLDER,

In 2016 I was pleased with our performance in areas such as Sports Medicine and Knee Implants, where we maintained strong momentum. However, whilst we delivered growth in 2016, it was not at the level we had wanted. Market conditions in China and the Gulf States together shaved more than a percentage point of growth off the Group in the year.

As we enter 2017, I am confident we now have the right structure and capability in place and are focused on improving execution across the Group, with a clear set of actions underway. As a result, I expect us to deliver a stronger performance in 2017.

COMMERCIAL PROGRESS

In our Established Markets, 2016 highlights included the performance across Sports Medicine, where we continue to reap the benefits of the acquisition of ArthroCare. PICOà, our novel single-use Negative Pressure Wound Therapy (NPWT) system, is transforming the use of this therapy option. Our world class Knee Implant portfolio was further strengthened by the acquisition of NAVIOà, an exciting robotics-assisted surgery platform, from which we delivered more than 50% revenue growth in 2016.

We have spent the last five years reshaping Smith & Nephew to make the Company more agile, stronger, more efficient and simpler. We are proud of what we have done.

Directors’ Biographies start on page 48

5	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Most of our Emerging Markets businesses generated double-digit growth as we benefited from our investments in recent years. In China, the slow-down in end-markets seen since mid-2015 was compounded by destocking in the distributor channel. By the end of the year most franchises had returned to positive growth as the level of stock in the channel was adjusted. In the oil-dependent Gulf States we also saw difficult trading conditions. As a matter of course we expect to see some volatility in the Emerging Markets, but we continue to see significant long-term growth potential and are very well positioned in our chosen markets.

DELIVERING INNOVATION

We continue to innovate for value with new product launches and disruptive business models. A number of important new platforms were introduced in 2016. In Sports Medicine we successfully launched our new LENSà Surgical Imaging System and the WEREWOLFà COBLATIONà System for resecting soft tissue. We also introduced the ULTRABUTTONà Adjustable Fixation Device which provides advanced fixation strength for soft tissue to bone fixation in ACL/PCL repair and reconstruction.

In Knee Implants we began limited market release of our JOURNEYà II XR, an innovative bi-cruciate retaining knee and the newest addition to the JOURNEY II Active Knee family. We also conducted the first total knee procedures on the NAVIO platform in 2016. In Hip Implants we added to the REDAPTà Revision System with a new Acetabular Fully Porous Cup designed for cases where compromised bone makes implant fixation and stability more difficult.

In 2016 we also delivered significant efficiencies. Our Group Optimisation programme realised the expected $120 million of savings one year ahead of schedule.

And we created compelling value when we divested our Gynaecology business for $350 million. We returned the proceeds to shareholders through a $300 million share buy-back.

FOCUSED ON EXECUTION

Over the last few years we have undertaken a fundamental restructuring of Smith & Nephew to improve both our ability to serve our customers in market, and our efficiency. This has included changing the management structure and teams in every market to bring them under a single country managing director, a process we completed in 2016. This has not been without disruption, partly caused by some office re-locations, but now the new teams are bedding into their new roles. We now have the appropriate structure to succeed and are focused on serving our customers without any distractions in 2017.

We are also developing the tools to support better execution. In 2016 we strengthened our commercial platform by creating a global commercial organisation under a newly created role of Chief Commercial Officer. Tasked with driving commercial performance across the Group, this organisation includes our commercial regions and the global marketing teams for our product franchises. It also includes a Commercial Excellence team which is focused on bringing material improvements in areas such as pricing strategy and sales force excellence across the Group, starting in 2017.

We are targeting an increase in disruptive innovation. In 2016 I appointed a President of Research and Development, reporting directly to me, to lead a newly formed single global R&D organisation. In addition to executing our technology pipeline, this leader will be responsible for driving breakthrough innovation and defining a clear path from concept to market. In 2017 the team is focused on increasing productivity, improving processes and better leveraging our resources and expertise.

A more aligned organisation has also allowed us to centralise our approach to developing evidence that demonstrates the clinical and economic benefits of our products, supporting our commercial teams in positioning our products more effectively.

Finally, we will continue to drive efficiency, with programmes underway to optimise global manufacturing, strengthen our supply chain, upgrade our IT infrastructure and deliver shared business services across the Group.

We are well set to deliver a stronger performance, generating higher revenue growth and a better trading profit margin in the future.

THANK YOU

As you know I undertook medical treatment during 2016 and I want to thank shareholders and employees who sent me their best wishes during this time. Moreover, I want to thank all of our employees who continue to strive to deliver on our commitments, embodying a Smith & Nephew culture immersed in our values of innovation, trust and performance. It is good to be back at work full-time amongst such inspiring people.

We have spent the last five years reshaping Smith & Nephew to make the Company more agile, stronger, more efficient and simpler. We are proud of what we have done. 2017 will see a strong emphasis on execution. Beyond this, with our innovative products and deep customer relationships, we are well set to deliver a stronger performance, generating higher revenue growth and a better trading profit margin in the future.

I am energised by our prospects and I look forward to updating you on our progress during the year.

Yours sincerely,

Olivier Bohuon

Chief Executive Officer

See our strategic update on the following pages

6	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

WHO WE ARE

One global business

selling nine product franchises…

	Revenue		% of Group

KNEE IMPLANTS	$932m

Smith & Nephew offers an innovative range of products for specialised knee replacement procedures. Knee replacement surgery involves replacing the worn, damaged or diseased portion of a knee with an artificial joint.

	Reported	Underlying[1]

	+6%	+4%

HIP IMPLANTS	$597m

Our Hip Implant franchise offers a range of specialist products for reconstruction of the hip joint. This may be necessary due to conditions such as arthritis, causing persistent pain, and/or as a result of hip fracture.

	Reported	Underlying[1]

	-1%	-1%

SPORTS MEDICINE JOINT REPAIR	$587m

We offer surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints, including the repair of soft tissue injuries and degenerative conditions of the knee, hip and shoulder.

	Reported	Underlying[1]

	+7%	+8%

ARTHROSCOPIC ENABLING TECHNOLOGIES	$631m

Products in this franchise are often used in conjunction with products from Sports Medicine Joint Repair to facilitate access to joint spaces, visualise the patient’s anatomy, resect degenerated or damaged tissue and prepare the joint for a soft tissue repair.

	Reported	Underlying[1]

	+0%	+2%

TRAUMA & EXTREMITIES	$475m

Our Trauma & Extremities franchise supports healthcare professionals with pioneering solutions used by surgeons to stabilise severe fractures, correct bone deformities, treat arthritis and heal soft tissue complications.

	Reported	Underlying[1]

	-4%	-4%

OTHER SURGICAL BUSINESSES	$214m

The Other Surgical Businesses franchise includes our Ear, Nose & Throat (ENT) business and the NAVIOà robotic surgical business, acquired at the start of 2016. It included our Gynaecology business until its disposal in August 2016.

	Reported	Underlying[1]

	+5%	+15%

ADVANCED WOUND CARE	$719m
The Advanced Wound Care franchise consists of several groups of brands, including exudate management, infection management and our cornerstone ranges of products.	Reported	Underlying[1]

	-5%	-3%

ADVANCED WOUND BIOACTIVES	$342m
Our Advanced Wound Bioactives franchise comprises novel, cost-effective biopharmaceuticals that provide a unique approach to debridement, dermal repair and tissue regeneration.	Reported	Underlying[1]

	-1%	0%

ADVANCED WOUND DEVICES	$172m
Our Advanced Wound Devices franchise is comprised of our Negative Pressure Wound Therapy (NPWT) and surgical debridement businesses.	Reported	Underlying[1]

	+3%	+5%

1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

7	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

to over 100 countries

The products we take to market – page 18

1
2
3

1 UNITED STATES

The United States is the Group's largest market. Due to its commercial importance to the Group, its revenue is reported separately. The United States is also home to a number of manufacturing facilities.

Revenue	% of Group
$2,299m	49%
Reported	**Underlying**[1]
+4%	+3%

2 OTHER ESTABLISHED MARKETS

Other Established Markets comprise commercial operations in Australia, Canada, Europe, Japan and New Zealand, which accounted for 36% of Group revenue in 2016. We have manufacturing facilities in the UK, Germany and Switzerland.

Revenue	% of Group
$1,679m	36%
Reported	**Underlying**[1]
-1%	0%

3 EMERGING MARKETS

Emerging Markets include our commercial businesses in China, Asia, India, Russia, Middle East, Africa and Latin America. These generated 15% of Group revenue in 2016. We have manufacturing facilities in China, India, Russia, Costa Rica and Curaçao.

Revenue	% of Group
$691m	15%
Reported	**Underlying**[1]
-3%	0%

8	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

BUSINESS MODEL

How we create value

Smith & Nephew aims to bring together the sharpest minds in the industry to create and supply the most exciting and differentiated products and services to our customers, supporting them in the most noble of missions: to improve the lives of patients worldwide.

Resources	A key differentiator is our drive to push innovation throughout the business

OUR VALUE PROPOSITION

RESEARCH & DEVELOPMENT Innovation is part of our culture and we invest 5% of our revenue to develop new products that will help improve people’s lives.	Our mission is to support healthcare professionals by providing advanced medical devices that they use in their daily efforts to improve the lives of their patients.	PIONEERING APPROACH We take a pioneering approach to the design of our products and services.
ETHICS & COMPLIANCE We are committed to doing business the right way and apply strict business principles to the way we deal with our clients and partners.
MANUFACTURING & QUALITY We operate our global manufacturing efficiently, and at the highest possible standards, to ensure product quality at sensible pricing.
TRAINING & EDUCATION Every year, thousands of healthcare professionals attend our training courses around the world. Education is a fundamental part of our vision.
SALES & MARKETING We support our customers in over 100 countries. Our commercial teams are highly specialised with an in-depth knowledge across the full range of product franchises.
OUR PEOPLE Engaging, developing and retaining our 15,000+ employees is important to us and we work hard to be a great place to work as well as a responsible corporate citizen.

OUR VALUES AND HOW WE ACT

	Our values shape everything that we do as a business and form the basis of our relationships with all our stakeholders.	PERFORMANCE Performance means being responsive to the needs of our customers, setting ourselves clear goals and standards and achieving them.
Our resources section starts on page 27 Our values are included in our people section on page 33

9	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Outputs

FINANCIAL PERFORMANCE
ENSURING WIDER ACCESS We strive to secure wide access to our diverse technologies for more customers globally.	ENABLING BETTER OUTCOMES We enable better outcomes for patients and healthcare systems.		Targeting higher revenue growth and a better trading profit margin.
$4,669m Revenue

		$801m	$1,020m1
		Operating Profit	Trading Profit
CAPITAL ALLOCATION FRAMEWORK
Prioritising the use of cash and ensuring an appropriate capital structure.
		$279m	$300m
		Dividend	Share buy-back
IMPROVED QUALITY OF PATIENT LIVES
Providing our advanced medical devices in more than 100 countries.
100+ countries
TRAINING AND EDUCATION
Supporting HCPs and ensuring the safe and effective use of our products.
40,000 surgeon training instances
GREAT PLACE TO WORK
Supporting and encouraging employees to live our values.
15,000+ employees
A SUSTAINABLE BUSINESS
Working in a sustainable, ethical and responsible manner everywhere we operate.
160+ years of proud history

INNOVATION	TRUST
Innovation means being energetic, creative and passionate about everything we do, anticipating customers’ needs and overcoming barriers and developing opportunities.	Trust is something we understand that we have to earn and we strive to operate with integrity and take an ethical approach to business.	1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

10	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

STRATEGIC PRIORITIES

Maximising

our performance

Smith & Nephew has a clear vision to build a successful, sustainable business. This vision is encapsulated in our corporate value proposition – supporting healthcare professionals by taking a pioneering approach to the design of our advanced medical products and services, by securing wider access to our diverse technologies for more customers globally, and by enabling better outcomes for patients and healthcare systems.

Moreover, we are focused on transforming the growth profile of the business while delivering this proposition. We are working to rebalance the Group towards higher growth. Over the last five years, Smith & Nephew has materially improved the mix of higher growth potential to lower growth businesses, shifting from one-third higher growth to over 50% today.

Our strategic priorities, introduced in 2011, guide our actions in delivering these twin aspirations of supporting healthcare professionals and transforming our growth profile.

OUR STRATEGIC PRIORITIES

BUILD A STRONG POSITION IN ESTABLISHED MARKETS
Build on existing strong positions, win market share through greater product and commercial innovation and drive efficiencies to liberate resources.

FOCUS ON EMERGING MARKET

Deliver leadership in the Emerging Markets by building strong, direct customer relationships, widening access to our premium products and developing portfolios designed for the economic mid-tier population.

INNOVATE FOR VALUE Deliver pioneering products and business models that improve clinical and economical outcomes and widen access across geographies and patient groups.

SIMPLIFY AND IMPROVE OUR OPERATING MODEL
Pursue maximum efficiency in everything we do, streamline our operations and manufacturing, remove duplication and build strong global functions to support our commercial teams.

SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS
Build our platform by acquiring complementary technologies, manufacturing and distribution capabilities in the Emerging Markets and complementary products or businesses in our higher growth segments.

11	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Build a strong position in Established Markets
We delivered 4% reported and 3% underlying growth in the United States, our largest market.

Established Markets for Smith & Nephew are Australia, Canada, Europe, Japan, New Zealand and the US.

Smith & Nephew delivered 85% of its revenue from these Established Markets in 2016. Within this, we delivered 4% reported growth and 3% underlying revenue growth in the United States, our largest market. Reported Growth was down -1% and underlying growth was flat across our other Established Markets. Overall, reported revenue growth was 1% and underlying revenue growth was 2% across all our Established Markets.

The Sports Medicine franchises continue to perform strongly as we build on our broad portfolio of joint repair products, instruments and enabling technologies. It is now two years since we completed the acquisition of ArthroCare. The expected benefits are coming through and we are on track to deliver the expected $85 million of sales synergies by the end of 2017.

Our Reconstruction business continues to have good momentum, driven by our Knee Implant franchise. The Knee Implant portfolio was further strengthened by the acquisition of NAVIO, an exciting robotics platform, from which we delivered more than 50% revenue growth in 2016, in line with previous guidance.

In early 2016 we undertook further changes to our organisational structure, creating a single Commercial Organisation led by Mike Frazzette, Chief Commercial Officer, who is overseeing all commercial activities (sales, marketing, market access, and commercial strategy) across the Group for our full line of business. Its mission is to define and drive best practice in commercial execution across our geographies and in marketing across the franchises.

We also brought all of our US franchises under one leader, completing the roll-out of our single managing director (MD) model globally. The single MD model is enabling us to improve our customer focus, commercial agility and operating efficiency.

				IMPROVING PATIENT OUTCOMES

Unplanned readmissions are costly to hospitals, surgeons and patients and, in the US, can result in significant financial implications for hospitals and other healthcare organisations under the Comprehensive Care for Joint Replacement Model (CJR) and Bundled Payments for Care Improvement (BPCI) initiative. For patients, an unplanned readmission can complicate and extend the recovery period and the resumption of normal activities. For hospitals and surgeons focused on value, as defined by quality outcomes achieved through efficiency, unplanned readmissions can negatively influence overall quality scores.

In response, Smith & Nephew pioneered its Episode of Care Assurance Program (eCAP), an innovation designed to mitigate risk for our customers. It pairs together Smith & Nephew’s entire line of primary total hip and knee reconstructive systems with two of its most innovative wound care products: PICOà Single Use NPWT and ACTICOATà Flex 7 Silver-coated Antimicrobial Barrier Dressing. Smith & Nephew warrants that the products will perform as expected, based on the product labels. If a patient is readmitted within 90 days following a procedure for a surgical site infection or to revise the implant due to a failure of a Smith & Nephew product, we will pay a hospital’s unreimbursed costs for the readmission up to the aggregate purchase prices of the implant, PICO and ACTICOAT Flex 7.

$3,978m	+1%	+2%	85%
Revenue from Established Markets	Reported	Underlying[1]	Of Group revenue

Why is the KPI important?

Track the relative strength of our position in these markets.

How have we performed?

Whilst we grew in 2016, we did not grow as fast as we wanted and underperformed the market.

				1 The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

12	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

STRATEGIC PRIORITIES

Focus on Emerging Markets
Our Emerging Markets represent 15% of Smith & Nephew’s revenue, up from 8% in 2010.

Our Emerging Markets represent those outside the Established Markets, including the BRIC group of Brazil, Russia, India and China. These countries represent 15% of Smith & Nephew’s revenue, up from 8% in 2010.

In the Emerging Markets revenue was down -3% on a reported basis and flat on an underlying basis. Most of our Emerging Markets businesses continue to generate double-digit growth as we benefit from our investments in our business platform in recent years.

In China, the slow-down in end-markets first seen in mid-2015 was compounded by destocking in the distributor channel during 2016. We first saw this in Sports Medicine, subsequently followed by Trauma and Advanced Wound Management. The effect was not so visible in the more mature Reconstruction market, where stock levels were not geared to a rapid market expansion. As we progressed through 2016, Sports Medicine returned to growth and Trauma followed. We expect Advanced Wound Management to continue to be impacted in the first half of 2017. Strategically, the growth prospects in China remain very attractive and we believe current end-market growth rates are solid double-digit. We are confident that we have taken all necessary measures and that China remains a very attractive market in which we are committed to building our business.

In the oil-dependent Gulf States we saw very difficult trading conditions, particularly in our tender business, which are likely to persist.

As a matter of course we expect to see some volatility in the Emerging Markets, but we continue to see significant long-term growth potential and are very well positioned in our chosen markets.

				ANTHEMà TOTAL KNEE LAUNCHES IN EMERGING MARKETS

2016 saw the commercial launch of the ANTHEM Total Knee System. This platform was developed specifically to address the needs of patients and surgeons across Asia, the Middle East, Africa and Latin America. The unique design creates a knee offering fit for all ethnicities based on both intraoperative measurements and the analysis of CT images from patients across the world.

ANTHEM utilises the ORTHOMATCHà instrumentation platform which reduces weight, footprint and unnecessary cost without compromising on quality or clinical outcomes.

Smith & Nephew has partnered with Touch Surgery to develop a surgical simulation app for the ANTHEM Total Knee System, providing surgeons and healthcare professionals with a virtual training platform to learn, simulate and rehearse the knee replacement procedure in a 3D operating room environment. ANTHEM, ORTHOMATCH and Touch Surgery together provide an advanced and globally relevant knee implant that is accessible to all orthopaedic surgeons and patients in the Emerging Markets.

$691m	-3%	0%	15%
Revenue from Emerging Markets	Reported	Underlying[1]	Of Group revenue

Why is the KPI important? Track underlying growth of Emerging Markets to global growth. How have we performed? Double digit growth across most markets was offset by China and the Gulf States.				1 The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

13	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Innovate for value

In 2016 we took a significant step to increase our disruptive innovation.

We continue to innovate for value with new product launches and disruptive business models. A number of exciting new platforms were introduced in 2016.

In Sports Medicine we introduced our new LENSà Surgical Imaging System and WEREWOLFà COBLATIONà System for resecting soft tissue. We also launched the ULTRABUTTONà Adjustable Fixation Device which provides advanced fixation strength for soft tissue to bone fixation in ACL/PCL repair and reconstruction.

In Knee Implants we began limited market release of our JOURNEYà II XR, an innovative bi-cruciate retaining knee and the newest addition to the JOURNEY II Active Knee family. We are augmenting our own work with acquisitions, such as the purchase of NAVIOà, which has given us an exciting robotics platform with opportunities across the spectrum of knee reconstruction. We conducted the first total knee procedures using our NAVIO surgical robotics platform in 2016.

In Hip Implants we added to the REDAPTà Revision System with a new Acetabular Fully Porous Cup designed for cases where compromised bone makes implant fixation and stability more difficult.

In 2016 we took a significant step to increase our disruptive innovation, appointing a President of Research and Development, Vasant Padmanabhan, to lead a newly formed single global R&D organisation. In addition to executing our technology pipeline, this leader will be responsible for driving breakthrough innovation and defining a clear path from concept to market. In 2017 the team is focused on increasing productivity, improving processes and better leveraging our resources and expertise. A more aligned organisation has also allowed us to centralise our approach to developing evidence that demonstrates the clinical and economic benefits of our products, supporting our commercial teams in positioning our products more effectively.

$230m	4.9%
R&D expenditure	Of Group revenue

Why is the KPI important? Through this KPI we monitor our underlying investment in R&D. How have we performed? We met our target to keep investment in R&D at around 5% of Group revenue.

INNOVATING IN

THE OPERATING ROOM

Developed in-house and launched in 2016, the LENSà Integrated Visualisation System provides integrated three in one design, incorporating a Console (which consists of the Camera Control Unit, LED Light Source and Image Management System), Camera Head (1080p broadcast grade image technology), and iPad® Application.

Employing the latest in CMOS chip technology, the LENS System captures High Definition images and produces clear live video. The Camera Head is autoclavable, durable and ergonomic, and the Smith & Nephew proprietary iPad® application takes media management and versatility to a whole new level.

New innovations such as LENS and the WEREWOLFà COBLATIONà System are vital components to advance our operating room (OR) tower strategy. A tower is made up of visualisation or camera system, COBLATION resection controllers, mechanical resection or blade controllers and fluid management or pump components. Customers look at a tower as a solution to complete an arthroscopic procedure and Smith & Nephew is well positioned with our new products and established strength in DYONICSà Shaver Blades and GoFLOà Pumps.

14	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

STRATEGIC PRIORITIES
Simplify and improve our operating model

Focusing on efficiencies has

realised annual savings of $120 million.

In 2016 we continued to simplify and improve our operating model and delivered significant efficiencies. In Manufacturing, our Global Operations leadership team is focused on supporting the Group’s strategic priorities by ensuring our footprint and expertise are ready to respond to geographical growth, new product development, greater external regulatory scrutiny and the commercial pressure to be ever more efficient. We made good progress across these areas in the year. Highlights included the opening of a new state-of-the-art facility in Costa Rica, which will provide a more efficient operation for current products as well as valuable capacity for future growth. We also created more than 100 positions for newly qualified graduate engineers across facilities in the US and elsewhere.

Quality has always been paramount to Smith & Nephew. We have a unified Quality Assurance and Regulatory Affairs team to ensure consistency across our country business units. Requirements of global regulatory agencies have become more stringent in recent years and we expect them to continue to do so. We are continuing to expand our portfolio globally through new product development and by registering our existing products in new markets. In order to meet the expectations of regulators and support this added complexity we continued to invest in our Quality and Regulatory expertise in 2016.

The Group Optimisation Plan was announced in May 2014 with a stated savings target of annualised benefits of $120 million by the end of 2017. We delivered ahead of plan and reached our target at the end of 2016. These savings have been driven by our focus on efficient procurement, the greater agility of the single country managing director model and rationalisation of our facility footprint in a number of countries.

17.2%

Operating Profit	Operating Profit Margin

Operating profit increased by $173m from $628m in 2015 to $801m in 2016. This movement in 2016 was primarily driven by the absence of costs recognised in 2015 relating to anticipated and settled metal-on-metal hip claims.

21.8%

Trading Profit[1]	Trading Profit Margin[1]

Why is the KPI important?

We use this KPI to track our underlying profit growth and trading profitability.

How have we performed?

2016 Trading profit margin reflects transactional FX headwind, loss of leverage from lower sales growth and investment in Blue Belt, offset by efficiencies.

NEW MANUFACTURING FACILITY OPENS

In 2016 we opened a new manufacturing facility in Costa Rica. The new plant will support the global demand for Smith & Nephew’s COBLATIONà technology. COBLATION is an arthroscopic procedure that involves the creation and application of an energy field, which is used for the precise removal of soft tissue with minimal damage to untargeted tissue.

Smith & Nephew’s position within the global sports medicine market was strengthened significantly in 2014, with the acquisition of ArthroCare Corporation. The transaction added highly complementary products to the existing portfolio, as well as manufacturing expertise in Costa Rica.

1  The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

15	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Supplement organic growth with acquisitions

Our two largest acquisitions are

delivering good returns.

In recent years we have undertaken a number of acquisitions, strengthening both our technology and product portfolio and our Emerging Markets business. We have delivered good returns with the success of our two larger acquisitions, Healthpoint and ArthroCare, establishing a strong track record in Mergers and Acquisitions (M&A).

With Healthpoint Biotherapeutics, acquired in 2012 for $782 million, our third year return on capital has exceeded our expectations. ArthroCare, acquired in 2014 for $1.5 billion, is performing in line with our expectations. We are ahead of our plan to deliver $85 million of synergies by 2017 and have achieved almost all our targeted cost savings.

In 2016, we continued to invest in acquisitions. The acquisition of Blue Belt Technologies, completed in January, has given us a leading position in the fast growing area of robotics-assisted orthopaedic surgery. Its NAVIOà surgical system provides robotics-assistance in partial knee replacement surgery and we intend to expand it into total knee, bi-cruciate retaining knee and revision knee implants, potentially delivering further upside. The expansion of our NAVIO robotics platform is progressing at pace, with the first total knee completed in 2016.

In addition, we created compelling value by selling our Gynaecology business for $350 million (2015 revenue: $56 million) in August 2016. We had built this business rapidly on the back of Smith & Nephew’s resection technology and expertise. We completed the associated $300 million share buy-back programme in December 2016, returning the value created directly to shareholders.

The Board periodically reviews acquisitions to evaluate longer-term performance and capture lessons learned to help improve strategy and process. As you would expect, some of our recent smaller acquisitions have out-performed our initial expectations, whereas others have underperformed. Collectively we are pleased with the performance of the technology and Emerging Markets acquisitions we have made.

16	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OUR MARKETPLACE

Our marketplace is driven

by longer-term trends

The major trends that drive the markets in which Smith & Nephew operates have remained consistent for many years. Ageing populations, together with obesity, diabetes and other lifestyle diseases (often linked with increased prosperity), all contribute to rising demand for healthcare.

According to the World Health Organisation (WHO), between 2015 and 2050 the proportion of the world’s population over 60 years will nearly double from 12% to 22%. In 2014, the WHO estimated that more than 1.9 billion adults were overweight. Of these, over 600 million were classified as obese, a major risk factor for diseases such as diabetes and musculoskeletal disorders.

Additionally, the WHO estimates that by 2020, people aged 60 years and older around the world will outnumber children younger than five. This changing dynamic will decrease the level of funds available for healthcare raised through taxes. As a result governments and healthcare providers are under pressure to look for ways to reduce their overall healthcare expenditure, while at the same time maintaining the quality of care and treatment provided. Healthcare reform therefore is near the top of many national agendas.

CUSTOMERS

Our customers include surgeons, nurses, healthcare payers and administrators, and healthcare systems and procurement groups.

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

New commercial purchasing models are being adopted by health systems as a solution to improving resource allocation. One notable trend is the greater focus on payment-for-outcomes rather than fee-for-service reward models, particularly in the US where the Comprehensive Care for Joint Replacement (CJR) model began on 1 April 2016. The CJR model aims to drive better and more efficient care by incentivising hospitals, physicians, and post-acute care providers to work together through a bundled payment system.

There is also a desire for more patients to be treated in an outpatient or community setting. Treatment in hospitals, often entailing operating room time and overnight stays, is expensive. New models such as ambulatory care centres now offer outpatient orthopaedic treatment and there is pressure for more wound care to be provided in the community setting.

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

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to their placement on market and that such authorisation or registration be subsequently maintained. The industry is focusing its resources on meeting the increased regulatory pressure around the world.

600 million	2020	22%

Obese adults in 2014, a major risk factor for diseases such as diabetes and musculoskeletal disorders (WHO).	The WHO estimates that by 2020, people aged 60 years and older around the world will outnumber children younger than five.	Proportion of the world’s population over 60 years will nearly double from 12% to 22% by 2050 (WHO).

17	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (FDA) in the USA, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration.

In general, with the aforementioned industry trends, safety standards and regulations in the medical device industry are becoming more stringent. Regulatory agencies are intensifying audits of manufacturing facilities and the approval time for new products has lengthened. Regulation for marketing medical devices in the European Union will tighten with the introduction of the Medical Device Regulations (MDR), a draft of which was published in June 2016 and is expected to be fully implemented by late 2019.

Legislation covering corruption and bribery, such as the UK Bribery Act and the US Foreign Corrupt Practices Act, also applies to all our global operations. We are committed to ensuring regulatory compliance and to doing business with integrity and we welcome the trend towards higher standards in the healthcare industry. We and other companies in the industry are subject to regular inspections and audits by regulatory agencies and notified bodies, and in some cases remediation activities have required and will continue to require significant financial and resource investment.

SEASONALITY

Orthopaedic and sports medicine procedures tend to be higher in the winter months when accidents and sports related injuries are highest. Elective procedures tend to slow down in the summer months due to holidays. Due to the nature of our product range, there is little seasonal impact on our Advanced Wound Management franchises.

In the US out-of-pocket costs for health insurance plans are tied to medical expenses in a calendar year. As a result, households who have reached their deductible (or out-of-pocket) cap may find that accessing care later in the year comes at a lower cost, which can encourage more of them to try and schedule any required treatments or procedures in the final months of any given year.

$5bn Market size Sports Medicine[1]	+6%

Range

A SMITH & NEPHEW	20-24%

B ARTHREX	29-33%

C DEPUY (MITEK) [2]	12-16%

D STRYKER	9-13%

E OTHERS	Balance

$15bn	+3%
Market size Hips & Knees (Recon)

Range

A SMITH & NEPHEW	9-11%

B ZIMMER BIOMET	34-36%

C DEPUY SYNTHES [2]	20-22%

D STRYKER	19-21%

E OTHERS	Balance

$8bn Market size Advanced Wound Management	+4%

Range

A SMITH & NEPHEW	14-18%

B ACELITY	17-21%

C MOLNLYCKE	9-13%

D CONVATEC	5-9%

E OTHERS	Balance

$5bn	+3%
Market size Trauma & Extremities

Range

A SMITH & NEPHEW	6-10%

B DEPUY SYNTHES [2]	44-48%

C STRYKER	23-27%

D ZIMMER BIOMET	9-13%

E OTHERS	Balance

Data: 2016 estimates generated by Smith & Nephew based on publicly available sources and internal analysis. 1 Representing access, resection and repair products. 2 A division of Johnson & Johnson.

18	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE PRODUCTS WE TAKE TO MARKET

SMITH & NEPHEW HAS NINE GLOBAL PRODUCT FRANCHISES

Revenue by product

A	KNEE IMPLANTS	$932m

B	HIP IMPLANTS	$597m

C	SPORTS MEDICINE JOINT REPAIR	$587m

D	ARTHROSCOPIC ENABLING TECHNOLOGIES	$631m

E	TRAUMA & EXTREMITIES	$475m

F	OTHER SURGICAL BUSINESSES	$214m

G	ADVANCED WOUND CARE	$719m

H	ADVANCED WOUND CARE BIOACTIVES	$342m

I	ADVANCED WOUND DEVICES	$172m

KNEE IMPLANTS

$932m	+6%	+4%
Revenue	Reported	Underlying[1]

Smith & Nephew offers an innovative range of products for specialised knee replacement procedures. Knee replacement surgery involves replacing the worn, damaged or diseased portion of a knee with an artificial joint. Every year more than two million patients receive total, partial or revision knee replacements.

Smith & Nephew’s knee systems include the LEGIONà/GENESISà II Total Knee System, a comprehensive system designed to allow surgeons to address a wide range of knee procedures, and our JOURNEYà II family of Active Knees. JOURNEY II has been engineered to empower patients with a renewed active lifestyle by breaking through traditional knee replacement barriers and delivering function, motion and durability through PHYSIOLOGICAL MATCHINGà.

In 2016 we began limited market release of our JOURNEY II XR product, an innovative bi-cruciate retaining knee implant, which is designed to retain the anterior and posterior cruciate ligaments (ACL/PCL) and deliver normal proprioception and muscle control2.

These systems also feature VERILASTà Technology, our advanced bearing surface. The LEGIONà Primary Knee with VERILAST Technology has been laboratory-tested to 30 years of simulated wear. While lab testing is not the same as clinical performance, the tests showed significant reduction in wear compared to conventional technologies.

Our knee systems utilise our VISIONAIREà Patient-Matched Instrumentation, whereby a patient’s MRI and X-rays are used to create customised cutting guides that allow the surgeon to achieve optimal alignment of the new implant.

In 2016 we launched the ANTHEMà Total Knee System. This was designed from both intraoperative measurements and the analysis of CT images from patients, to create a knee offering fit for all ethnicities. ANTHEM utilises the ORTHOMATCHà instrumentation platform, reduces weight, footprint and unnecessary cost without compromising on quality or clinical outcomes.

During 2015, we acquired the Zimmer® Unicompartmental High Flex Knee (ZUK) system in the US market, giving us a strong position in the attractive partial knee joint reconstruction segment.

In early 2016 we completed the acquisition of Blue Belt Technologies, securing a leading position in the fast-growing area of orthopaedic robotics assisted surgery. Blue Belt’s NAVIOà surgical system provides robotics assistance in partial knee replacement surgery. We anticipate significant upside from a range of new product launches that will expand into indications beyond partial knees, the first of which is the total knee application with the first procedures being completed in 2016.

1       The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

2       Moro-Oka, Taka-Aki, Marc Muenchinger, Jean Pierre Canciani, and Scott A Banks. ‘Comparing in Vivo Kinematics of Anterior Cruciate-retaining and Posterior Cruciate-retaining Total Knee Arthroplasty’. Knee Surgery, Sports Traumatology, Arthroscopy 15.1. (2007):93:99 Web.

19	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

HIP IMPLANTS

$597m	-1%	-1%

Revenue	Reported	Underlying[1]

Smith & Nephew’s Hip Implant franchise offers a range of specialist products for reconstruction of the hip joint. This may be necessary due to conditions such as arthritis, causing persistent pain, and/or as a result of hip fracture. Every year more than two million patients worldwide undergo total, resurfacing and revision hip replacement procedures.

For Hip Implants, Smith & Nephew has developed a range of primary hip systems. Core systems include the ANTHOLOGYà Hip System, SYNERGYà Hip System, the POLARSTEMà Femoral Hip System, the R3à Acetabular System and the POLARCUPà Dual Mobility Hip System. This diversity exemplifies our commitment to providing surgeons with implant and instrumentation options that meet the specific demands of their patients and preferred surgical approach, most notably the direct anterior or posterolateral approach. We also market the BIRMINGHAM HIPà Resurfacing (BHR) System, an important option for surgeons treating suitable patients.

1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

20	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE PRODUCTS WE TAKE TO MARKET

HIP IMPLANTS continued

TRAUMA &
EXTREMITIES

Smith & Nephew’s portfolio includes the new REDAPTà Revision Femoral System. The need to perform a revision can occur for a variety of reasons including infection, dislocation, or failure of the implants to achieve biologic fixation. REDAPT is designed to turn such complex hip revisions into efficient, reproducible surgeries, allowing surgeons to effectively recreate a patient’s unique functionality, while quickly and easily addressing issues such as poor bone quality. The REDAPT Revision Femoral System comprises a monolithic stem and a Fully Porous Shell. The use of additive manufacturing (also called 3D printing) to create a titanium shell, with first to market features that improve intraoperative usability and greatly enhance implant stability, was received with great enthusiasm amongst hip surgeons.

Making good technology spectacular

The REDAPTà Fully Porous Acetabular Cup with CONCELOCà Technology was launched in 2016. To allow ingrowth, an additive, or 3D printing, manufacturing process is used to produce an entirely porous implant that mimics the structure of cancellous bone. New variable-angle locking screws can be used to enhance implant stability and minimise micromotion after surgery, which when coupled with placement of hole patterns, optimises surgical flexibility and access, particularly in difficult to reach areas of revision cases.

The 3D printing method allows for complex design geometries that would be difficult, expensive or impossible to achieve with traditional manufacturing methods. For example, solid reinforcements can be built directly into the porous structure to provide extra strength in precise locations.

$475m	-4%	-4%

Revenue	Reported	Underlying[1]

Our Trauma & Extremities franchise supports healthcare professionals by pioneering solutions for surgeons to stabilise severe fractures, correct bone deformities, treat arthritis, and heal soft tissue complications. Performance in 2016 in this franchise was held back by the destocking in our China business and reduced tender activity in the Gulf States.

For Trauma, the principal internal fixation products are the TRIGENà family of intramedullary (IM) nails (TRIGEN META-NAILà System, TRIGEN Humeral Nail System and TRIGEN INTERTANà), EVOSà Plating System and the PERI-LOCà Plating System. In 2016 we unveiled new evidence showing that the TRIGEN INTERTAN hip fracture system allows patients to experience lower risk of implant failure and re-operation; faster time to fracture union; and a high return to pre-fracture status2.

21	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

SPORTS MEDICINE JOINT REPAIR

The EVOS Mini Fragment Plate and Screw System is a dedicated Trauma mini fragment system. This is a stainless steel highly versatile system with a multitude of plate geometries and longer screw lengths than standard mini fragment systems. Complementing this is our VLPà MINI-MODà Small Bone Plating System for the fixation of small bones and small bone fragments, specifically designed to match the contour of small bones needed in treating hand, wrist, elbow, foot and ankle fractures.

For extremities and limb restoration, we offer the TAYLOR SPATIAL FRAMEà Circular Fixation System as well as a range of plates, screws, arthroscopes, instrumentation, resection and suture anchor products for orthopaedic surgeons including foot and ankle and hand and wrist specialists, and trauma surgeons. This year, TAYLOR SPATIAL FRAME External Fixator celebrated its 20 year anniversary, and we conducted a systematic review of the clinical outcomes. The results showed post-operative success in more than 99% of patients3.

2016 saw the first implantation of the ATLAS HF Nail in South Africa and India. It is the first Smith & Nephew nail specifically designed for the Emerging Markets.

$587m	+7%	+8%

Revenue	Reported	Underlying[1]

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

We produced double-digit growth in the US in 2016, driven by the benefits of our combined portfolio following the 2014 acquisition of ArthroCare. Our overall performance was held back by conditions in China in the first half of the year, where we saw a slowdown in capital and consumable sales compounded by de-stocking in our distribution channel.

Key products in this franchise include the FAST-FIXà family of meniscal repair systems, the ENDOBUTTONà family for knee ligament reconstruction, HEALICOILà PK, FOOTPRINTà PK and TWINFIXà Suture anchors for repairs of the hip and rotator cuff. The open architecture of the HEALICOILà PK Suture Anchor allows for new bone to fill the fenestrations between threads and into the central channel. The SUTUREFIXà Ultra soft suture anchor is an attractive option for procedures in which anatomic space is very limited4 while still delivering high fixation strength5-7.

Smith & Nephew also offers products made from REGENESORBà, an advanced biocomposite shown to be absorbed and completely replaced by bone within 24 months in pre-clinical studies8,9.

Smith & Nephew markets a suite of products for Rotator Cuff Repair (RCR), one of the most common sports medicine procedures. These include ULTRATAPEà, a suture that provides greater tendon-to-bone contact when compared to traditional #2 suture, and may enhance repair10; FIRSTPASSà ST, a sterile-packaged retrograde suture passer that eliminates the steps of loading and unloading needles and cartridges; and MULTIFIXà S, an all-PEEK knotless screw-in anchor. All these recently launched products can be used together or in conjunction with existing products from the Smith & Nephew portfolio in a single procedure, significantly expanding the breadth of our RCR Solutions. The Q-FIXà All-Suture Anchor is ideal for a variety of arthroscopic shoulder and hip repairs, offering fixation performance superior to commonly used all-suture anchors and traditional anchors11,12.

1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

2	05036 V1 INTERTAN Claims Brochure 0616.

3	07037 V1 Bone & Joint Outcome. The TAYLOR SPATIAL FRAME for External Fixation. A Systematic Literature Review Following 20 Years of Clinical Outcomes. 1016.

4	Smith & Nephew Evaluation Reports 15002113, 15002112, 15002117.

5	Smith & Nephew 2011. Validation REPORT ULTRABRAID II SUTURE – BIOCOMPATIBILITY – 15001076.

6	Smith & Nephew 2013. Competitive Claims REPORT, SutureFix – 15002059.

7	Smith & Nephew 2013. Validation REPORT, Hip Suturefix XL – 15001076.

8	Data on File, Smith & Nephew report 15000897.

9	Results of in vivo simulation have not been shown to quantitatively predict clinical performance.

10	Potter L, Moore C. Increased contact area utilizing the ULTRATAPE Suture for rotator cuff repair. Bone&JointScience: Our Innovation in Focus. 2014;4(3):1-4. Lit no: 02056.

11	ArthroCare Report #P/N 54231-01 Rev. A; ArthroCare Report #P/N 49193-01 Rev. A; ArthroCare Report #P/N 51963-01 Rev. A.

12	Douglass NP, Behn AW, Safran MR. Cyclic and Load to Failure Properties of All-Suture Anchors in Synthetic Acetabular and Glenoid Cancellous Bone. Arthroscopy. 26 January 2017.

22

THE PRODUCTS WE TAKE TO MARKET

smith&nephew

Unparalleled performance capabilities[1]

The WEREWOLF® COBLATION® System is the latest innovation in COBLATION technology. Featuring an all new controller and designed to support a broad variety of wands, WEREWOLF delivers an unparalleled range of performance capabilities and advanced safety features – WEREWOLF carries broad indications across Sports Medicine.

The COBLATION process involves the creation and application of an energy field called 'glow discharge plasma', which acts to ablate molecules in the tissue. COBLATION Technology provides advantages to the surgeon by operating at lower temperatures than other radio frequency-based technologies, and allowing for precise removal of soft tissue with minimal damage to untargeted tissue.

1 Smith & Nephew 2016. Pioneering a new standard of COBLATION technology. COBLATION WEREWOLF Brochure. P/N 82740 Rev. A 09/16.

WEREWOLF
WEREWOLF COBLATION System

23	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

ARTHROSCOPIC ENABLING TECHNOLOGY	OTHER SURGICAL BUSINESSES

$631m	0%	+2%
Revenue	Reported	Underlying[1]

Our Arthroscopic Enabling Technologies (AET) franchise offers a high performance array of minimally invasive surgery-enabling systems and devices.

AET platforms work in concert to facilitate access to various joint spaces, visualise the patient’s anatomy, resect degenerated or damaged tissue and prepare the joint for a soft tissue repair. Products in this franchise are often used in conjunction with products from our Sports Medicine Joint Repair franchise.

Systems include high definition imaging solutions, industry leading energy based and mechanical resection platforms, fluid management and access portfolios, along with anatomic repair-aiding limb positioners and holders.

1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

Key products include the LENSà Integrated system which provides an integrated three in one design incorporating the Console (CCU, LED Light Source and Image Management System), Camera Head and iPad app. Also, WEREWOLFà and Quantum 2à COBLATIONà controllers and a wide range of high performance COBLATION Technology radio frequency (RF) wands ablate, resect and coagulate soft tissue and enable haemostasis of blood vessels.

We also market the DYONICSà Shaver blades, handpiece, and controller, which provide superior resection due to their sharpness and reduce clogging with their debris evacuation capabilities, GoFLOà and DoublePump fluid management consoles that distend joint space while providing haemostasis and a medium to perform arthroscopic procedures, SPIDER2à/T-MAX procedure-enabling limb positioning systems, and ACUFEXà Hand Held Instruments.

Within an operating room our AET products are typically kept in tower, often comprising a visualisation or camera system, COBLATION or energy based resection controllers, mechanical resection or blade controllers and fluid management or pump components. Our customers often think about a tower solution to complete an arthroscopic procedure more than the individual components that make up this tower. Our strategy is to showcase our industry leading tower components, such as COBLATION wands and DYONICS shaver blades, when selling the LENS camera system and GoFLO Pump. We articulate this through our ‘Own the Tower’ strategy.

$214m	+5%	+15%
Revenue	Reported	Underlying[1]

The Other Surgical Businesses franchise includes our Ear, Nose & Throat (ENT) business and the NAVIOà robotic surgical business, acquired at the start of 2016. This franchise included our Gynaecology business sold in August 2016.

Within ENT we offer a wide variety of products including our COBLATION Technology for tissue removal and haemostasis, various articulating instruments and implants for sinus surgery such as balloon sinuplasty, and our RAPID RHINOà Carboxymethylcellulose (CMC) Technology which is featured in both dissolvable and removable nasal and sinus dressings, and epistaxis treatment products. Our NASASTENTà Dissolvable Nasal Dressing is a structural intranasal splint used to minimise bleeding and prevent post-operating adhesions after sinus surgery. Unlike other nasal dressings which fragment as they degrade, once the NASASTENT dressing absorbs sufficient nasal fluid, it converts into hydrocolloidal gel that simply drains from the cavity as part of the natural outflow.

The acquisition of Blue Belt Technologies was announced in October 2015 and completed in January 2016. This has given us a leading position in the fast growing area of robotics-assisted orthopaedic surgery. Its NAVIO surgical system provides robotics-assistance in partial knee replacement surgery through a unique hand-held, bone-shaping device. NAVIO and our own partial knee implant portfolio form a strong combined business from which to accelerate growth in this attractive area of surgery. Additionally, we intend to expand NAVIO into total knee, bi-cruciate retaining knee and revision knee implants, delivering significant further upside.

24	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE PRODUCTS WE TAKE TO MARKET

ADVANCED WOUND CARE

Consistent and accurate results

In July we announced the first surgical case for our robotics-assisted total knee replacement procedure. The new approach can use the NAVIOà Surgical System to implant the JOURNEYà II BCS and CR total knee systems.

During a total knee replacement surgery, the NAVIO system is designed to deliver consistent and accurate results through the utilisation of a robotics-assisted hand piece, navigation and NAVIO specific cut guides, all of which enable better patient outcomes. The NAVIO intraoperative planning software uses 3D surface capture and kinematic registration to predict joint laxity, enable precise implant positioning, and define a patient specific surgical plan. Unlike other robotics-assisted platforms, the NAVIO system does not require a pre-operative CT scan.

This new indication has the potential to increase system utilisation, as approximately 80% of global knee replacement procedures are primary total knee replacements, compared to less than 10% for partial knee replacements.

$719m	-5%	-3%
Revenue	Reported	Underlying[1]

The Advanced Wound Care (AWC) franchise consists of several groups of brands, including exudate management, infection management and our cornerstone range of products. Performance in this franchise in 2016 reflected the effect of destocking in China and weakness in a couple of European countries, which more than offset the performance in the US.

Exudate management products focus on providing appropriate wound fluid absorption and evaporation properties to promote optimal wound healing environment. This will reduce the burden a wound has on the patients and help them to get on with their lives and at the same time diminish costs for materials and nursing time.

Our key growth brand in this space is ALLEVYNà Life, an innovative dressing designed to improve the quality of life for patients with chronic wounds, as well as helping healthcare professionals reduce the costs of frequent dressing changes. During the year we announced the publication of a new research paper showing how a comprehensive ulcer prevention programme which included the use of ALLEVYN Life can significantly decrease hospital-acquired pressure ulcers (HAPUs) by 69% in an adult intensive care unit2.

Two core technologies drive our infection management portfolio: silver and iodine.

Our silver-based products (ACTICOATà, DURAFIBERà Ag and ALLEVYN Ag) provide clinicians a range of solutions to address individual patient needs in managing wound infection. ACTICOAT is very well positioned to address the need for highly effective, fast-acting local antimicrobials in the care of serious wound infection on a wide range of wounds including surgical incisions and chronic wounds.

Our iodine based product, IODOSORBà, has a unique mode of action to deliver low level, slow release elemental iodine without cytotoxic effects.

Smith & Nephew’s cornerstone range offers a wide selection of wound care products, which means we have one of the most comprehensive ranges of wound care solutions in the industry. These products include our film and post-operative dressings, skincare products and gels.

OPSITEà is one of our most successful and pioneering products and has become the global standard of care in post-operative dressings. IV3000à, a specialist premium dressing for intravenous lines, continues to perform well. SECURAà is a proven preventative skin care product which helps maintain and protect skin integrity.

1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

2	Swafford K, Culpepper R, Dunn C. Use of a Comprehensive Program to Reduce the Incidence of Hospital-Acquired Pressure Ulcers in an Intensive Care Unit. Am J Crit Care. 2016;25(2):152-5.

25	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

ADVANCED WOUND BIOACTIVES

No idea in wound management is bigger than aiming to get closer to zero pressure ulcer incidence, zero delay in wound healing, zero surgical site complications, zero venous ulcer recurrence, zero diabetic amputations, zero waste of healthcare resources. Zero is the only target worth aiming for, and we strive to help our customers get closer to it.

This is why in 2016 we introduced ‘Closer to Zero’, our new communication platform for the wound business, which demonstrates how these franchises contribute towards our overall corporate vision of supporting healthcare professionals. Closer to Zero was launched at the World Union of Wound Healing Societies global meeting in Florence, Italy, in October 2016.

$342m	-1%	0%
Revenue	Reported	Underlying[1]

Our Advanced Wound Bioactives (AWB) franchise focuses on the development and commercialisation of novel, cost-effective biopharmaceuticals to provide a unique approach to debridement, dermal repair and tissue regeneration.

Currently, our Advanced Wound Bioactives products on the market include Collagenase SANTYL® Ointment (the only FDA-approved biologic enzymatic debriding agent for chronic dermal ulcers and severe burns), OASIS® Wound Matrix and Ultra Tri-Layer Matrix (a naturally-derived, extracellular matrix replacement products indicated for the management of both chronic and traumatic wounds) and REGRANEX® (becaplermin) Gel 0.01% (an FDA-approved platelet-derived growth factor for the treatment of Diabetic Foot Ulcers).

Our most significant product by sales is SANTYL Ointment, which plays an integral role in removing necrotic or dead tissue in chronic dermal ulcers (such as pressure ulcers, diabetic ulcers, and venous ulcers) and severely burned patients. In 2016 we continued to see significant growth in the use of SANTYL Ointment by office-based physicians while we experienced some challenges in the long-term care market as patients experienced shorter stays in nursing homes and transitioned to care in home health. We are concentrated on further establishing the value of SANTYL Ointment in treating patients despite the shift of cost from insurers to the patients. This is being supported through cost-effectiveness data focused on patient outcomes and overall treatment costs. This information is assisting us to further educate physicians, patients, and payers on the critical role that SANTYL Ointment plays in moving the healing process forward.

The wound bioactives market growth has been impacted by changes in the reimbursement landscape that are driving increases in co-pay, deductibles and access in general across the sites of care.

The US is the largest market and represents the current focus for our AWB franchise. SANTYL Ointment is also available in Canada. OASIS is accessible in a number of other Established Markets.

1	The non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

26	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE PRODUCTS WE TAKE TO MARKET

ADVANCED WOUND DEVICES

$172m	+3%	+5%
Revenue	Reported	Underlying[1]

Our Advanced Wound Devices (AWD) franchise is comprised of our Negative Pressure Wound Therapy (NPWT) and surgical debridement businesses.

The PICOà system, our pioneering single-use, canister-free NPWT solution, performed strongly in 2016. PICO brings the effectiveness of traditional NPWT in a modern, small portable system2. It is designed for both open wounds and closed incisions and leverages our leading dressing technology. More than one million PICO systems have now been used to treat patients, changing the treatment landscape for NPWT.

A number of new pieces of evidence supporting PICO were published in 2016. This included new clinical evidence highlighting improved patient outcomes when using PICO following orthopaedic surgery3, as well as evidence and expert opinion highlighting the clinical and aesthetic benefits of PICO in mammoplasty and oncological breast reconstructive surgery4.

In traditional NPWT, we secured regulatory approval for both RENASYS GOà and RENASYS TOUCHà in the US and Europe in 2016. RENASYS TOUCH is in a limited launch in Europe and US and we are re-supplying existing US customers with RENASYS GO.

This franchise also includes the VERSAJETà Hydrosurgery system, a mechanical debridement device used by surgeons to excise and evacuate non-viable tissue, bacteria and contaminants from wound, burns and soft tissue injuries.

More than a million PICO systems

In 2011, Smith & Nephew launched a breakthrough in NPWT – the PICO Single Use NPWT System. In 2016, the millionth application of PICO was used to treat a patient.

The revolutionary four-layer multi-function dressing technology makes the PICO System canister-free and disposable. Each layer works together to ensure that negative pressure is delivered to the wound bed and exudate is removed through absorption and evaporation1.

Today PICO is used in the community and hospitals to treat patients. PICO is as easy to apply as a conventional wound dressing, reducing the need for the staff time, intensive training and administrative paperwork associated with traditional NPWT.

For the patient, the PICO system’s one-button pump is easy-to-use and its small size and silent operation provide a discreet, unobtrusive way to carry on daily life with NPWT. For the payer, the PICO system is more affordable than traditional NPWT, and can significantly reduce therapy costs associated with traditional NPWT.

1	Malmsjo, M; Huddleston, E; Martin, R; Biological Effects of a Disposable, Canisterless Negative Pressure Wound Therapy System; Eplasty 2014.

1	The non-IFRS financial measures are explained and reconciled to the most directly commparable financial measure prepared in accourdance with IFRS on pages 175-177.

2	Bullough L, Burns S, Timmons J, Truman P, Megginson S. Reducing C-Section wound complications. Clinical Svcs J 2015;Apr:43-47.

3	Karlakki SL, Hamad AK, Whittall C, Graham NM, Banerjee RD, Kuiper JH. Incisional negative pressure wound dressings (NPWTd) in routine primary hip and knee replacements – A randomised controlled trial. Bone Joint Res. 2016;5:328-337.

4	Galiano R, Djohan R, Shin J, et al. The effects of a single use canister-free Negative Pressure Wound Therapy (NPWT) System* on the prevention of postsurgical wound complications in patients undergoing bilateral breast reduction surgery. Poster presented at: British Association of Aesthetic Plastic Surgeons (BAAP’s) 30th Annual Scientific Meeting; September 2014; London, UK.

27	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

THE RESOURCES WE NEED TO DELIVER OUR PRODUCTS

RESEARCH & DEVELOPMENT

RESEARCH & DEVELOPMENT

Innovation is part of our culture and we invest 5% of our revenue to find new products that will help improve people’s lives.

    See opposite

ETHICS & COMPLIANCE

We are focused on doing business the right way and apply strict business principles to the way we deal with our clients and partners.

    More on page 28

MANUFACTURING & QUALITY

We operate our global manufacturing efficiently, and to the highest possible standards, to ensure product quality at sensible pricing.

    More on page 30

TRAINING & EDUCATION

Every year, thousands of healthcare professionals attend our training courses around the world. Education is a fundamental part of our vision.

    More on page 31

SALES & MARKETING

We support our customers in over 100 countries. Our commercial teams are highly specialised with an in-depth knowledge across the full range of product franchises.

    More on page 32

OUR PEOPLE

Engaging, developing and retaining our 15,000+ employees is important to us and we work hard to be a great place to work as well as a responsible corporate citizen.

    More on pages 33 to 35

Our Research & Development (R&D) strategy is at the heart of our business model. Through it we strive to deliver innovation that matters, pioneering products and services that bring value to our customers and the Company.

In 2016 we made significant changes to create a single global R&D structure, led by a new President of Global R&D, reporting directly to the Chief Executive Officer. The new global function has moved quickly to sharpen our focus onto the three areas which will accelerate the value created by R&D.

First, we are refining our R&D roadmap to identify and support projects that will make a meaningful difference to our customers and their patients. This includes continuing to invest in incremental innovation to improve existing products in a way that improves outcomes. It also involves driving greater efficiency through innovation, potentially reducing our costs of goods. By making instrument sets more procedure and patient-specific, we will reduce complexity and cost, to the benefit of customers and the Company. Finally, by seeking more meaningfully disruptive products and services, we will harness transformational innovation to provide access to new technologies to people across the world.

Second, the team is challenging itself to execute flawlessly. This means developing the right product at the right cost and quality, supported by clinical evidence, in a timely manner. Our R&D experts in the UK, US, Europe, China and India have extensive customer and sector knowledge, which is augmented by ongoing interaction with our marketing teams. Strict criteria are applied to ensure new products fulfil an unmet clinical need, have a strong commercial rationale, and are technologically feasible. The R&D function works closely with the manufacturing and supply chain management teams to ensure we can produce new products to clinical, cost and time specification.

INVESTMENT IN RESEARCH & DEVELOPMENT in 2016 $230m

Finally, we will ensure our pioneering innovations are supported by compelling evidence of clinical and economic value. The global R&D function includes our Medical and Scientific Affairs team, led by the Chief Medical Officer, ensuring that, from conception, plans are developed to support product launches with the evidence increasingly required by our customers – both clinicians and payers. Our products undergo clinical and health economic assessments both during their development and post-launch.

Science is at the heart of ensuring our products are safe and efficacious. In 2016 we made important investments to support and develop our scientific expertise. In Hull, UK, we announced plans to invest $10 million in creating a new R&D centre. More than a 100 roles will be based here and the breadth and scale of scientific specialties housed in the new centre will make us one of the most capable and well equipped centres in Europe for Medical Device R&D. The new centre will allow us to strengthen links with regional universities to support research & recruitment activities. The Hull facility will be fully operational by the second quarter of 2017.

We also continue to invest in scouting for new technologies, identifying complementary opportunities in our core and adjacent segments. We also invest in small companies developing compelling technologies in our franchise areas through our incubation fund. In addition to funding, we provide our expertise to help the development process, including supporting clinical studies, and typically secure preferred access to technology as it nears market readiness.

In 2016, we invested $230 million in R&D, in-line with our commitment, set out in 2011, to maintain our investment level at around 5% of revenue. We expect to maintain this proportion going forward, but to realise greater benefit through our new structure and strategic focus.

28	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE RESOURCES WE NEED TO DELIVER OUR PRODUCTS

ETHICS & COMPLIANCE

CODE OF CONDUCT AND BUSINESS PRINCIPLES

Smith & Nephew earns trust with patients, customers, healthcare professionals, government authorities and the public by acting in an honest and fair manner in all aspects of its operations.

We expect the same from those with whom we do business, including vendors who provide us with services and distributors and independent agents that sell our products. Our Code of Conduct and Business Principles governs the way we operate to achieve these objectives.

Smith & Nephew takes into account ethical, social, environmental, legal and financial considerations as part of its operating methods. We have a robust whistle-blowing system in all jurisdictions in which we operate. We are committed to upholding our promise in our Code of Conduct that we will not retaliate against anyone who makes a report in good faith.

GLOBAL COMPLIANCE PROGRAMME

Smith & Nephew has implemented a world-class Global Compliance Programme that helps our businesses comply with laws and regulations. Our comprehensive compliance programme includes: Board and executive oversight committees; global policies and procedures; on-boarding and annual training for employees and managers; training for distributors and agents and higher risk vendors; monitoring and auditing processes; reporting channels and recognition for demonstrating our values.

Through our global intranet, we provide resources and tools to guide employees to make decisions that comply with the law, local industry code and our Company Code of Conduct. We conduct review and approval in advance for significant interactions with healthcare professionals or government officials. We regularly assess existing and emerging risks in the countries in which we operate.

Country managing directors are required to complete an annual certification to the Chief Executive Officer to confirm the implementation of required policies. Managers and employees make an annual compliance certification and conflict of interest disclosure, and executive management, managers and employees have a compliance performance objective customised to their role.

New distributors and other higher-risk third parties are subject to screening and are contractually obligated to comply with applicable laws and our Code of Conduct. Compliance training and certifications are included in this process. In 2016, we made compliance resources, including customisable templates for use by our distributors and agents, available via the Smith & Nephew external website. Our third parties can use these resources to develop an appropriate compliance programme based on their company’s size and risk areas. We also updated the Additional Compliance Standards, first launched in March 2015, to provide more specific compliance restrictions and requirements. We also continue our oversight of independent agents and distributors with on-site assessments to review compliance controls and audits of books and records.

In 2016 we expanded the Compliance Ambassador Programme into additional markets. This programme is a key part of our strategy to embed ethical values and compliance standards in the business. Respected sales managers are nominated to become Compliance Ambassadors and act as a mentor to their peers and their teams, providing practical solutions to compliance challenges based on real life experience.

We have continued to recognise employees who earn trust with their actions with our Spotlight on Trust Programme, whereby employees nominate their peers for actions that earn trust.

We also began conducting increased follow-up with internal reporters of potential compliance issues. The follow-up process includes several touchpoints with the reporter during the investigation process, as well as a follow-up call with the reporter approximately 60 days after the close of the investigation. The goal of the programme is to ensure that reporters understand their concerns are being actively investigated, and to confirm after the close of the investigation whether the reporter has feedback on the process or any additional concerns to raise.

We had positive feedback on our approach to the annual manager certification, so we followed the same model in 2016. Managers were required to have an ‘ethics/compliance conversation’ with some of their direct reports. They were given centrally-created materials focusing on the importance of earning trust and then provided with specific, topic-based scenarios to discuss with their staff actions that would demonstrate this core Smith & Nephew value. This model enhanced dialogue on ethics, compliance and the importance of earning trust between managers and staff.

Finally, we continue to improve our controls testing universe. We refreshed our programme to require auditors to dig deeper when they encounter potential risks. We also moved to a new reporting format that allows the auditors to provide more detail about their testing process and the results. We continued with our early warning Local Monitoring Programme, where Regional Compliance Officers test higher-risk activities within their markets.

29

SMITH & NEPHEW ANNUAL REPORT 2016
WWW.SMITH-NEPHEW.COM

Young professionals driving innovation

Smith & Nephew is proud to support young professionals' development within our Company. We recognise that we need to create an environment where our employees have opportunities to grow. We are actively working to put young professionals at the forefront of our business.

Angela Blackburn, based in Memphis, Tennessee was hired in April 2016 as an Engineer and quickly expressed an interest in networking with her peers across the wider business. From this, she and two colleagues developed the 'Young Professionals Organisation' that brings together graduates and new starters with the aim of providing networking and career development opportunities in addition to sharing their experiences. The kick-off meeting, held in Memphis, was attended by over 150 young professionals and continues to be well supported.

Recognising Angela's talent and desire to create opportunities for her peers, she was promoted to become Programme Manager for Graduate Hires. This is a global role responsible for more than 100 newly qualified engineers recruited by Smith & Nephew in 2016 to support our R&D, quality and manufacturing programmes.

Angela has relished in connecting diverse young professionals who are all working together to drive innovation in our Company.

"My main ambition is to continue engaging, inspiring and educating people – helping them to embrace the opportunities they are given and the challenges that come with them. I take great pride in creating an environment where young professionals can reach their full potential and I enjoy assisting them in turning their great ideas into action."

30	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE RESOURCES WE NEED TO DELIVER OUR PRODUCTS

MANUFACTURING & QUALITY

GLOBAL OPERATIONS

Smith & Nephew takes great pride in its expertise in manufacturing products to the highest quality and ensuring they reach our customers in a timely manner. We operate manufacturing facilities in a number of countries across the globe, and a number of central distribution facilities in key geographical areas. Products are shipped to individual country locations which hold small amounts of inventory locally for immediate supply to meet customer requirements.

Manufacturing is a dynamic process and our Global Operation leadership team is focused on successfully supporting delivery of the Group’s strategic priorities by ensuring our footprint and expertise is ready to respond to geographical growth, new product development, greater external regulatory scrutiny and the commercial pressure to be ever more efficient.

In 2016 we made good progress across these priorities. Highlights included the opening of a new state-of-the-art facility in Costa Rica which will provide a more efficient operation for current products as well as valuable space for future growth. We also created more than 100 positions for newly qualified graduate engineers across facilities in the US and elsewhere. These individuals, who began their careers with us in 2016, will deliver the pioneering advanced medical devices that enable our healthcare professional customers to continue to improve outcomes for patients during the years to come.

Quality has always been paramount to Smith & Nephew. We have a unified Quality Assurance and Regulatory Affairs team to ensure consistency across our country business units. Requirements of global regulatory agencies have become more stringent in recent years and we expect them to continue to do so. We are continuing to expand our portfolio globally through new product development and by registering our existing products in new markets. In order to meet the expectations of regulators and support this added complexity we continued to invest in our Quality and Regulatory expertise in 2016.

OUR MANUFACTURING FACILITIES

Our largest manufacturing operation is based in Memphis, Tennessee, USA. The Memphis facilities produce key products and instrumentation in our Knee Implant, Hip Implant and Trauma franchises. These include the JOURNEYà II and LEGIONà knees, the ANTHOLOGYà Primary Hip System and key Trauma products such as the PERI-LOCà Ankle Fusion Plating System and TRIGENà Intramedullary Nails. In addition to this, Memphis is home to the design and manufacturing process of the VISIONAIRE patient matched instrumentation sets, and OXINIUMà Oxidised Zirconium, a patented metal alloy available for many of our knee and hip implant systems.

Our Mansfield, Massachusetts, US facility focuses on Sports Medicine related products for minimally invasive surgery including the FAST FIXà 360 Meniscal Repair System, FOOTPRINTà PK Suture Anchor, DYONICS Platinum Shaver Blades, ENDOBUTTONà CL Ultra and the HEALICOILà PK suture anchor. Our new Costa Rica facility manufactures COBLATION technology.

The Aarau, Switzerland; Tuttlingen, Germany; Beijing, China; and Devrukh, India facilities manufacture a number of surgical device products including key reconstruction and trauma products, the PLUSà knee and hip range. The Warwick, UK facility produces the BIRMINGHAMà Hip Resurfacing System.

Our Oklahoma City, Oklahoma, USA facility produces and services electro/mechanical capital equipment as well as single use sterile devices and also assembles our NPWT devices using components brought in from third parties.

The majority of our wound management products are manufactured at our facilities in Hull, UK; Suzhou, China; and Curaçao.

In Hull we manufacture some of the most high-technology wound care products on the market. Over the last few years we have introduced pioneering products such as PICO, DURAFIBER and ALLEVYN Life, all of which are manufactured in Hull. Since 2011, we have invested approximately £50 million in capital projects at our Hull site. This has included bringing the manufacturing of our complex silver coating technology for ACTICOAT to Hull and installing a Film Extrusion manufacturing line. We run second lines for some of our products in Suzhou, China, and this site also manufactures our wound care products for the mid-tier in the Emerging Markets.

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

GLOBAL SUPPLY CHAIN

Our Global Supply Chain function ensures that our products reach our internal and external customers where and when they are needed, in a compliant and efficient manner. Bringing together people, knowledge and expertise helps us meet our objectives and our customers’ expectations, driving us to become more competitive, responsive and integrated.

We operate three main holding warehouses, one in each of Memphis (Tennessee, US), Baar (Switzerland) and Singapore. These facilities consolidate and ship to local country and distributor facilities. Our distribution hubs for advanced wound products are located in Neunkirchen (Germany), Derby (UK) and Lawrenceville (Georgia, USA).

31	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

TRAINING & EDUCATION

Smith & Nephew is dedicated to helping healthcare professionals improve the quality of care for patients. We are proud to support the development of surgeons and nurses by providing skills training and education on our products and techniques.

Every year, thousands of customers attend our state-of-the-art training centres in the US, UK and China and Smith & Nephew courses at multiple hospitals and facilities around the world.

In 2016, we provided training to more than 40,000 surgeons. Working under expert guidance, attendees learn new techniques and refine skills, to ensure the safe and effective use of our products. These courses are attended by residents, fellows and practicing surgeons who work together to review, discuss and train on current and forward-looking surgical techniques in their areas of clinical expertise. Our courses help up-and-coming surgeons develop trust and gain the experience and confidence necessary to become experts in their field.

We also support nurses across the world, with many thousands receiving face-to-face training from our representatives every year. For instance, in 2016 we completed our first Wound Care Academy for the Kingdom of Saudi Arabia. The week long intensive course was a theoretical and practical based learning initiative that aimed to enhance the wound care knowledge of local healthcare professionals.

We also support healthcare professionals through our online resources such as the Global Wound Academy, The Wound Institute and, for surgeons, our Education and Evidence website. In 2016 more than 90,000 healthcare professionals trained digitally with Smith & Nephew.

32	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE RESOURCES WE NEED TO DELIVER OUR PRODUCTS

SALES & MARKETING

Starting conversations with clinical evidence

In September 2016, Smith & Nephew served as a Diamond Sponsor at the World Union of Wound Healing Societies 2016 (WUHWS) conference held in Florence, Italy. Known as the ‘Olympics of Wound Care’, the conference unites the greatest thought-leaders in wound management under one roof every four years.

This year, our Sales & Marketing team combined their efforts with the Scientific & Medical Affairs (SMA) team, conducting hundreds of on-stand product demonstrations as well as three well-attended symposia presented in front of more than 1,000 delegates, each delivering a strong message based on clinical data and evidence. Working together enabled us to engage visitors in evidence-based conversations, reinforcing our position as thought-leaders in wound healing.

Our customers are the providers of medical and surgical treatments and services in over 100 countries worldwide.

We serve our customers through our sales force. Our sales representatives are highly trained and skilled individuals. Becoming a sales representative requires intense training, including passing a strict certification programme, before engaging in discussions with, and ultimately selling products to, customers. Depending on their area of specialism, representatives must be able to demonstrate a detailed knowledge of all the surgical instruments used to implant a device, or have specific understanding of the various surgical techniques a customer might use. In our advanced wound franchises, sales representatives will have a detailed understanding of how patients live with wounds and how clinicians seek to prevent and treat them, as well as deep knowledge of the clinical and economic benefits of using our products within treatment protocols.

Once a sales representative is certified, they typically spend the majority of their time working directly with and supporting customers, or identifying and contacting new customers. They help to provide in-hospital support to aid in the effective use of our range of advanced medical technologies and techniques.

Our Global Commercial Organisation, led by the Chief Commercial Officer, oversees all commercial activities (sales, marketing, market access, and commercial strategy) across the Group for our full line of business. Its mission is to define and drive best practice in commercial execution across our geographies and in marketing across the franchises.

Our sales force is structured by region, with three commercial organisations serving the US, Europe & Canada, and Asia Pacific and the Emerging Markets. Each is led by a regional President, who reports to the Chief Commercial Officer.

Our US sales forces are specialised by channel. They consist of a mixture of independent contract workers and employees. Sales agents are contractually prohibited from selling products that compete with our products. In most Established Markets outside of the US, country-specific commercial organisations led by the country managing director lead employee sales forces directly. The largest single customer worldwide is the National Health Service (NHS) and associated purchasing groups in the UK, in the UK, which represent less than 5% of our worldwide revenue in 2016. In our Emerging Markets we operate through direct selling and marketing operations led by country managing directors, and/or through distributors.

Smith & Nephew has three global marketing teams who set the strategic direction of our businesses and develop all the promotional assets and guidance to commercialise our products in Advanced Wound Management, Sports Medicine and Orthopaedics. For that they utilise a variety of traditional and novel means to market to our customers. For example, congresses (educational conferences or trade shows) represent a traditional and efficient way for Smith & Nephew to reach a large number of healthcare professionals at once, often in terms of both advertising/promotion and education. From an awareness perspective, Smith & Nephew displays its latest innovative products and, from an educational standpoint, may also provide satellite symposia or other forms of medical education around these products.

The Global Commercial Organisation also includes a global Commercial Excellence team, who support both the commercial teams and the global marketing teams with several expertise groups. These include strategic planning, business intelligence and market research, digital marketing, pricing, sales force excellence and marketing communications.

We also leverage digital media to connect with our customers. Our digital communications activities have been evolving as technologies and user habits evolve. Content and messaging is currently delivered via global market websites, social media channels and mobile applications. One core use of digital technology to communicate and market to our customers has been Education & Evidence, a membership-driven clinical education website.

“What was most pleasing, from a Scientific and Medical Affairs point of view, was the level of spontaneous attendance we received at the booth. The team, comprising both internal and external experts, were challenged with inquisitive questions which led to numerous constructive conversations on improving clinical outcomes.”

Vice President of Scientific & Medical Affairs

33	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

OUR PEOPLE

BUILDING CULTURE BY LIVING OUR VALUES

Smith & Nephew is proud of its culture. This culture both endures and evolves, having been shaped by thousands of employees over more than 160 years. Today, it is framed by our values of trust, innovation and performance.

Our Chief Executive Officer, Olivier Bohuon, is responsible for ensuring that we support and encourage our employees to live these values. This includes the multiple programmes and actions that align how we work – our culture – with what we do – our strategy.

VALUE: We build trust

COMMUNICATION

Building trust requires open and transparent sharing of information through regular and timely communication. We clearly communicate our business goals and performance standards and also provide employees with the training and information that empowers them to succeed. We listen to our employees, holding regular surveys, open dialogue at town hall meetings and focus groups and small group discussions on topics of importance to employees and our business.

Two years ago, Smith & Nephew conducted its biennial employee survey. The Company had recently reorganised to a less siloed but more matrixed structure, moving from Global Business Units to a regional structure with centralised global functions. The results of the survey showed employees wanted a greater feeling of team and connectivity at our major sites. In response to this, site Leadership Councils were formed at our major locations. These councils were dedicated to enhancing the Smith & Nephew culture and making our Company a great place to work. Each council includes representatives from various functional areas across the site location. Each organises site and community events, and takes ownership for ensuring that employees at the site feel informed and engaged.

CODE OF CONDUCT AND BUSINESS PRINCIPLES

Our Code of Conduct and Business Principles defines our expectations for ethical and legal behaviour not only for our employees but to all who conduct business on our behalf. In this way we build trust with our customers, and with each other. All employees review and reaffirm their commitment to the Code of Conduct on an annual basis. The positive impact of clearly defined expectations and regular training has been evident in the results of our Global Employee Survey, which shows employees know and understand the expectations for ethical behaviour and how to report behaviour that does not meet our high standards.

RECOGNITION

To reinforce our core value of trust, we regularly recognise employees who go above and beyond to earn trust through our Spotlight on Trust awards programme. At the same time, we encourage employees to report incidents of noncompliance or misconduct, and ensure they are protected from retaliation. This process applies to all employees, suppliers, agents, contractors and customers alike.

EMPLOYEE WELLNESS

As a Company we are committed to ensuring our employees work in a safe and healthy environment. Smith & Nephew offers wellness programmes which include annual wellness days, fitness support and healthy eating support. For example, the Virgin Pulse programme offered to US-based employees, promotes health and wellness by helping them track their activity, providing fun wellness challenges and allowing them to earn discounts on their healthcare plans. Global Employee Assistance Programmes (EAPs) also support wellness by helping employees manage stress and work/life issues and problems. Through EAP, we provide counselling, webinars and web tools and other resources across many work/life topics. Counselling can span from traditional EAP counselling to financial, legal and everyday family assistance.

VALUE: We innovate

We view innovation as an essential skill to be demonstrated by all employees. Everyone is empowered to innovate in their job, to question the status quo, to propose new solutions, to continuously improve and to seek the best for the benefit of our customers.

OBJECTIVE SETTING

Innovation is captured formally in the annual objective setting process and employees are encouraged to continuously and pro-actively innovate to improve our costs, processes, services and products.

RECOGNITION

Our annual CEO Award, open to all employees, recognises employees who deliver exceptional results in line with our core values, encouraging innovation and a spirit of continuous improvement at all levels. In 2016 the winners included Bill McGee, who saved the Company $500,000 by suggesting enhancements to our shaver blade manufacturing process in Mansfield, US and Nham Nguyen, who works at our Oklahoma City facility and was instrumental in improving productivity by 20% in her unit.

Our global employee recognition programme, Going the Extra Mile (GEM), encourages employees to recognise the performance of colleagues and the demonstration of our values of Performance, Innovation and Trust. The GEM programme includes non-monetary and monetary options based on the level of achievement – from a simple note of ‘thanks’ to valuable merchandise. Going the Extra Mile also serves as our platform for a global Long Service Award programme.

34	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

THE RESOURCES WE NEED TO DELIVER OUR PRODUCTS

OUR PEOPLE continued

EXECUTIVE SPONSORSHIP

Each year we hold a CEO Forum for our Top Talent, providing them with the opportunity to work closely with our executive team and with their peers on strategic challenges. One recent output from the Forum has been the creation of the Innovation Task Force to define what innovation looks like in Smith & Nephew and the characteristics that we should seek to embed to encourage innovation across the organisation.

DIVERSITY

We believe that diversity fuels innovation. We are committed to employment practices based on equality of opportunity, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability unrelated to the ability of the person to perform the essential functions of the job. Our Valuing Difference programme is designed to reinforce this belief and to feature examples of the value of diversity across our business.

Our local Valuing Difference Councils are run by passionate and dedicated people. They meet as a global team quarterly and work to translate strategy to local needs, execute specific actions and share best practice. In 2016 we implemented Communication Toolkits which provide interactive exercises for teams to improve their awareness and education, along with employee case studies placed on the Company’s intranet. We also launched an online development programme for female professionals and eLearning programmes with a specific focus on Valuing Difference.

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

VALUE: We perform

TALENT AND CAPABILITY DEVELOPMENT

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

PERFORMANCE MANAGEMENT

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

NUMBER OF EMPLOYEES[1] 11 Board of Directors	804 Senior Managers[2] and above in 2016	15,644 Total employees in 2016

A	MALE	8	A	MALE	594	A	MALE	9,230

B	FEMALE	3	B	FEMALE	210	B	FEMALE	6,414

35	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

For information on the composition of our Board, see page 48

GREAT PLACE TO WORK

Being a Great Place to Work is one of our goals as a Company. To earn this recognition, employees in each country must complete the Great Place to Work Trust Index survey and country management must participate in a Culture Audit. Both evaluate performance on key dimensions of engagement: Credibility, Respect, Fairness, Pride and Camaraderie.

Smith & Nephew uses the Great Place to Work Institute’s Trust Index as the basis for our Global Employee Survey. Our last full survey was in 2014, which demonstrated improvement from 2012 across all four areas of focus; understanding of our Strategic Direction improved by 10%, Empowerment by 20%, Cross-business coordination by 12% and Customer focus by 27%. We are conducting our current employee survey in two waves: Wave 1 was completed in some countries in 2016 and all other countries where Smith & Nephew operates will take part in Wave 2 during 2017.

In 2016 Canada, Denmark and Greater China joined Spain and Italy as countries where we have been recognised. As the Great Place to Work Institute did not have an accreditation component in South Africa at that time, we carried out a similar survey there that does have accreditation capabilities – Deloitte’s ‘Best Company to Work for Survey’ – following which South Africa received a Gold Seal from Deloitte.

In Canada, a winning attitude, improved communications and celebrating successes have created a team spirit based on trust. For Denmark, initiatives such as ‘30 minutes with management’ and activities focused on day-to-day employee wellbeing and career development have led to a strong culture. In Greater China, recognition was achieved through initiatives such as regular town halls, a People Development Forum, an employee ‘Juice Club’ and communicating via the WeChat platform.

A Family Day, quarterly employee town halls and leadership team lunches with new starters, along with a successful graduate internship programme and the day to day focus on employee wellbeing, are examples of why South Africa achieved this recognition.

For Smith & Nephew, being a Great Place to Work means having a workplace where employees are proud and excited to come to work each day because they are making a difference for customers and patients. It is not about programmes or initiatives, it is about people and we believe our people make Smith & Nephew a Great Place to Work.

A place where employees enjoy their work

In the US alone, more than 150 employees volunteer their time to manage Camaraderie Councils. These councils lead and uphold the Smith & Nephew culture through various team and charitable activities. Their primary objective is to make the Company a place where employees enjoy their work, as well as take pride in the work they do.

A critical aspect of the Council is helping our teams support dozens of local non-profit organisations. For example, Smith & Nephew’s Fort Worth, Texas site conducted a community clean up event where 20 employees volunteered on a Saturday to paint houses in a local neighbourhood. In Andover, Massachusetts, the site celebrated ‘Volunteer Month’ in May where employees could choose from a number of scheduled activities or coordinate their own event. The site also hosted its first 5K Fun Run where more than 90 employees, friends and family took part in support of a local children’s hospital.

In Austin, Texas, employees volunteered to create a menu, grocery shop, and prepare meals for families staying at the local Ronald McDonald House, a global not-for-profit organisation. Our Memphis, Tennessee employees conducted community focused events every month in 2016 including taking part in a ‘Walk to Cure Arthritis’ where more than 100 employees attended. The US Field Camaraderie Council manages community outreach events for Smith & Nephew’s more than 2,000 sales representatives across the nation. Since inception in June 2016 it has hosted more than 15 events in support of 15 different non-profit organisations. Thanks to the efforts of the US Camaraderie Councils, we improve morale, promote camaraderie and make a positive impact on the communities where we live and work.

1	Number of employees as at 31 December 2016 including part time employees and employees on leave of absence.

2	Senior Managers and above includes all employees classed as Directors, Senior Directors, Vice Presidents and Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

36	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

SUSTAINABILITY

A Future Focus

TAKING SUSTAINABILITY TO THE CORE OF THE BUSINESS

We significantly advanced our commitment to sustainability in 2016 through ratification of a Group Sustainability Strategy which is fully aligned to the Group Business Strategy. The Group Sustainability Strategy both drives and is driven by implementation of the Group Business Strategy, ensuring that all three main aspects of sustainability – economic prosperity, social responsibility and environmental stewardship – advance as one. This shift in focus communicates clearly that in order to be successful we must advance simultaneously in all three aspects.

This is a summary report of our sustainability activities and progress in 2016. Our annual Sustainability Report, to be published in April 2017, will provide further detail regarding our 2016 progress, describe the Group Sustainability Strategy and its associated goals, and specify targets to move our performance toward these goals.

GROUP SUSTAINABILITY STRATEGY

Smith & Nephew has been committed to working in a sustainable, ethical and responsible manner everywhere we do business. We are proud of our achievements over many years, as witnessed by our recurring inclusion in leading indices such as FTSE4Good and the Dow Jones Sustainability Index.

Sustainability is a journey, and in 2016 we thought deeply about our destination for the longer-term. The result was a new Group Sustainability Strategy. At the heart of this are ten long-term aspirational goals. These encompass all aspects of our business, and will inform and drive our business strategy for years to come. The Board has endorsed these and executive management is behind them. These goals are set out on this page.

The Board has evaluated the social and environmental risks as part of their ongoing risk management duties and has concluded that none of these risks are material in the context of the Group as a whole.

Of course, longer-term goals need medium term SMART targets to ensure we are making the right progress. We are finalising these for the next five years and will provide more detail in our Sustainability Report, due to be published in April 2017.

2016 was not just a year of planning. We continued to focus on delivering improvements across many areas of our business such as health, safety and environment, energy and water consumption and waste management. The highlights are found on the opposite page, and much greater detail will also be included in the 2016 Sustainability Report.

Our ten long-term aspirational goals
Zero work-related injuries and illnesses across the value chain
Water: Total water impacts of our products and solutions are balanced with local human and ecosystem needs
Waste: All materials are either shipped as part of product or returned for beneficial use
Carbon: 80% absolute reduction in total life cycle greenhouse gas emissions by 2050

Ethical Business Practices: All activities are conducted in compliance with applicable International Labour Organisation (ILO) conventions, involve no environmental degradation, and are free from corruption

Zero product-related and service-related patient injuries
Robust social responsibility programmes which contribute to the attraction and retention of top talent

Products and services are aligned to market economic, social and environmental expectations and anticipate future market conditions:

All products have identified and clearly-described sustainability attributes

R&D and New Product Development (NPD) processes deliver environmental-, social-, and healthcare economically-advantaged innovations

Strategic risks and opportunities are understood and business activities are aligned to risk appetite

Environmental, social, and economic impacts of (1) potential acquisitions, (2) technologies to be extended to Emerging Markets, (3) innovative business models, (4) cost of quality reduction initiatives, and (5) manufacturing siting, functional optimisation and site utilisation alternatives are fully understood and appropriately balanced

37	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

2016 SUSTAINABILITY ACTIVITIES AND PROGRESS

Employee safety, wellness and volunteering

A healthy and safe working environment is fundamental to the way we work at Smith & Nephew. We must ensure that the safety of our employees and those who work with us is given the highest priority when we perform our daily activities in our offices around the world, when we visit customers and in our manufacturing environment.

Engagement with the communities in which we operate was significantly extended through employee volunteering and we have strengthened and deepened employee wellness programmes with a focus on enabling healthy lifestyle choices.

In 2016, our employee total incident rate (TIR), or recordable injury rate, reduced by 4% to 0.52, from 0.54 which continues to confirm our position in the top quartile of safety performance in our sector. This was achieved through the implementation of our sustainability management system, an active Internal Audit programme, a number of behavioural based safety campaigns and robust incident reporting and investigation systems across the Group. This was offset by a slight increase in the accident severity as there was an increase in our lost time incident frequency rate (LTIFR) of 15% to 0.23, from 0.20. There were no employee or contractor fatalities.

Our headline safety performance includes all employees and supervised contractors, it excludes unsupervised contractors. We adopt the industry standard USA Occupational Safety and Health Administration (OSHA) system to record incidents of occupational injury and ill-health.

Lost-time incidents are defined as those which result in a person not being able to report for work on the day or shift following the incident. Performance is expressed as a rate of the number of incidents per 200,000 hours worked.

Waste

Growth and acquisitions within the business have resulted in a wider environmental footprint. As a direct result the volume of waste arising from our operations increased by 11% in 2016. We continue to identify recycling opportunities and ways of diverting our waste away from landfill. In 2016, we recycled 74% of our waste, including waste diverted for energy recovery.

Water

Significant progress was made in 2016 to reduce our water consumption, particularly at our Memphis, US manufacturing location where we replaced water-cooled air compressor units with air-cooled radiator units. This investment reduced water consumption by the equivalent of the volume of fifteen Olympic-sized swimming pools, contributing to an annual reduction in water usage across the Group of 11%.

Energy and greenhouse gas emissions

Over the past year our energy use has increased by 5% with a corresponding 5% increase in carbon dioxide equivalent (CO2e) emissions, driven by organic growth, acquisitions and changes in our manufacturing footprint.

Methodology, materiality and scope

The data reported relates to areas of largest environmental impact including manufacturing sites, warehouses, research and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2016 are included in the data. Each year we work with an independent partner to verify our sustainability data and gain assurance.

All emissions fall within the scope of our consolidated financial statement and we have used the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) as guidance for this process. Primary data from energy suppliers has been used wherever possible. The acquisitions of Blue Belt Technologies and DC Manufacturing in Russia are included in 2016 for the first time, this is in line with our established policy for integration of acquired assets.

0.52	-4%
Total recordable incident rate, TIR

0.23	+15%
Lost time incident frequency rate, LTIFR

10,122	+11%
Total waste (t)

38	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

SUSTAINABILITY

Our emissions have been calculated by using specific emissions factors for each country outside the USA and regional factors within the USA. We have used the US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for US regions and the UK Government DEFRA Conversion Factors for Greenhouse Gas Reporting for elsewhere. The emissions from 2015 were calculated using the most up to date factors available and likewise in 2016.

Direct emissions include fugitive emissions from the manufacturing and research locations and arise from the losses of refrigerant gases, they also include the combustion of fuels on site for the operation of facilities. Indirect emissions include purchased electricity.

	2016	2015	2014
CO2e Emissions (tonnes) from:
Direct emissions	9,822	11,011	11,208
Indirect emissions	82,415	77,191	74,178
Total	92,237	88,202	85,386
Intensity ratio
CO2e (t) per $m sales revenue	19.6	19.2	19.4
CO2e (t) per full-time employee	5.9	6.0	6.9

Revenue 2016: $4.7bn; 2015: $4.6bn; 2014: $4.4bn.

Full-time employee data 2016: 15,584; 2015: 14,698; 2014: 12,437.

Notes

2014 data adjusted to exclude ArthroCare.

2015 data adjusted to exclude recent acquisitions in

Russia and Colombia.

2016 data includes all data, including acquisitions since 2015. Direct CO2e emissions exclude purchased steam at one manufacturing location, which has now been correctly included in indirect emissions.

Target Zero

In 2016, we ran various campaigns to improve employee safety awareness. These included launching an ‘HSE’ brand to promote health, safety and environmental matters across the business. This was called ‘Target Zero’: No Incidents, No Injuries, No Harm. We also provided useful safety posters called ‘safety splashes’ that could be printed or used at locations on video screens in our buildings for employees, contractors and visitors to read.

682.7	-11%
Water (1,000m3)

207	+5%
Energy (GWh)

92,237	+5%
Greenhouse gas emissions, CO2e (t)

39	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

FINANCIAL REVIEW

Strong platform to build on

REVENUE

Group revenue in 2016 was $4,669 million (2015: $4,634 million), an increase of 1% on a reported basis and 2% on an underlying basis1.

In 2016, we delivered reported revenue growth of 4% and underlying revenue growth1 of 3% in the United States. Revenue growth on a reported basis was -1% and on an underlying basis1 was flat across our other Established Markets, although Japan and France delivered strong performances. In our Emerging Markets reported revenue growth was -3% and underlying growth1 was flat in 2016. Most of our Emerging Markets businesses generated double-digit growth which was offset by weakness in China and the Gulf States. In China, the slow-down in end-markets seen since mid-2015 was compounded by destocking in the distributor channel during 2016. By the end of 2016 most franchises in China had returned to growth as the level of stock in the channel was adjusted, although we expect Advanced Wound Management to continue to be impacted in the first half of 2017. In the oil-dependent Gulf States we saw very difficult trading conditions, particularly in our tender business, which are likely to persist. As a matter of course we expect to see some volatility in the Emerging Markets, but we continue to see significant long-term growth potential and are very well positioned in our chosen markets.

The global product franchise highlights in 2016 included our strong performance across Sports Medicine, where we continue to reap the benefits of the acquisition of ArthroCare. PICOà, our novel single-use NPWT system, is transforming the use of this therapy option. Our world class Knee Implant portfolio was further strengthened by the acquisition of NAVIOà, an exciting robotics platform, from which we delivered more than 50% reported revenue growth in 2016.

PROFIT

Operating profit of $801 million (2015: $628 million) includes acquisition and disposal related items, as well as restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items incurred in the year. The 2016 operating profit is before a one-off $326 million gain from the disposal on the Gynaecology business in August 2016. The operating profit margin increased to 17.2% (2015: 13.6%) primarily driven by the costs in 2015 relating to anticipated and settled metal-on-metal hip claims.

Trading profit1 was $1,020 million (2015: $1,099 million). The trading profit margin1 was 21.8% (2015: 23.7%). This reduction primarily reflects the significant transactional currency headwind seen in 2016 resulting from the sustained strength of the US Dollar. Additionally, we lost some operational leverage from the lower than anticipated sales growth and our investment in Blue Belt Technologies was dilutive. These factors were somewhat offset by the Group Optimisation programme.

Selling, general and administrative expenses decreased by $275 million (10%) from $2,641 million in 2015 to $2,366 million in 2016. In 2016, administrative expenses included amortisation of software and other intangible assets of $61 million (2015: $66 million), $62 million of restructuring and rationalisation expenses (2015: $65 million), an amount of $178 million relating to amortisation and impairment of acquired intangibles

(2015: $204 million), $9 million of acquisition related costs (2015: $12 million) and $30 million net credit primarily related to a $44 million curtailment credit on UK post-retirement benefits (2015: $190 million charge for legal and other charges). Excluding the above items, selling, general and administrative expenses were $2,086 million in 2016, a decrease of $18 million from $2,104 million in 2015.

Research and development expenditure as a percentage of revenue remained broadly consistent at 4.9% in 2016 (2015: 4.8%). Actual expenditure was $230 million in 2016 compared to $222 million in 2015. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

PROFIT ON DISPOSAL

The Group realised a profit on the disposal of its Gynaecology business of $326 million. The business had been primarily internally generated and the disposed assets had a net book value of $10 million. The proceeds were $350 million with associated disposal related costs of $7 million and liabilities of $7 million.

TAXATION

Our reported tax rate of 26.2% (2015: 26.7%) includes the one-off benefit of a US tax settlement which is partly offset by the tax rate on the disposal of the predominantly US Gynaecology business.

1	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177.

40	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

FINANCIAL REVIEW

$4,669m	+1%
Revenue

$1,020m	-7%
Trading profit[1]

$801m	+28%
Operating profit

21.8%	-190 bps
Trading profit margin[1]

17.2%	+370bps
Operating profit margin

88.1¢	+92%
Earnings per share

82.6¢	-3%
Earnings per share adjusted[1]

The underlying increase in revenues, by market, reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

					Reconciling items
	2016 $ million	2015 $ million	Reported growth %	Underlying growth %	Acquisitions/ Disposals %	Currency impact %

US	2,299	2,217	4	3	1	–

Other Established Markets	1,679	1,702	(1)	–	–	(1)

Emerging Markets	691	715	(3)	–	2	(5)

Total	4,669	4,634	1	2	–	(1)

Trading profit reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2016 $ million	2016%	2015 $ million	2015%

Operating profit	801	17.2%	628	13.6%

Acquisition related costs	9	0.2%	12	0.2%

Restructuring and rationalising costs	62	1.3%	65	1.4%

Amortisation of acquisition intangible and impairments	178	3.8%	204	4.4%

Legal and other	(30)	(0.7)%	190	4.1%

Trading profit	1,020	21.8%	1,099	23.7%

1	The non-GAAP measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 175-177 and page 173.

41	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

ENHANCING GROUP EFFICIENCY

In 2016 we continued to simplify and improve our operating model and delivered significant efficiencies. In Manufacturing, our Global Operations leadership team is focused on supporting the Group’s strategic priorities by ensuring our footprint and expertise are ready to respond to geographical growth, new product development, greater external regulatory scrutiny and the commercial pressure to be ever more efficient. We made good progress across these areas in the year. The Group Optimisation Plan was announced in May 2014 with a stated savings target of annualised benefits of $120 million by the end of 2017. We delivered ahead of plan and reached our target at the end of 2016. These savings have been driven by our focus on efficient procurement, the greater agility of the single country managing director model and rationalisation of our facility footprint in a number of countries.

SUCCESSFUL ACQUISITION

TRACK RECORD

In recent years we have undertaken a number of acquisitions, strengthening both our technology and product portfolio, and our Emerging Markets business. We have delivered good returns, establishing a strong track record in M&A. With Healthpoint, acquired in 2012 for $782 million, our third year return on capital exceeded our expectations. ArthroCare, acquired in 2014 for $1.5 billion, is performing well. We have achieved our targeted cost savings and are ahead of our plan to deliver $85 million of synergies by the end of 2017.

In 2016, we continued to invest in acquisitions such as Blue Belt Technologies with its NAVIO robotics surgical platform. In addition, we created compelling value by selling our Gynaecology business for $350 million (2015 revenue: $56 million). We had built this business rapidly on the back of Smith & Nephew’s resection technology and expertise. We completed the associated $300 million share buy-back programme in December 2016, returning the value created directly to shareholders.

MEASURING PERFORMANCE

In 2016 we have worked to develop Return On Invested Capital (ROIC) as a performance metric for the Group. In response to feedback from investors, this metric is proposed as an element of our Performance Share Plan beginning in 2017.

NEW CFO

Julie Brown was the CFO during 2016 until she left Smith & Nephew in January 2017. During her time at Smith & Nephew the Finance function was refocused as a global function supporting the commercial business and providing excellence in finance operations and specialist areas. From March 2017 the Finance function will be led by Graham Baker who will join Smith & Nephew from Alvogen.

OUTLOOK

We expect the dynamics in our markets to be similar in 2017 to those seen in 2016. Against this backdrop, the Group expects to deliver higher underlying revenue growth and an improved trading profit margin in 2017.

Our reported revenue growth is a combination of underlying revenue growth, impact of acquisitions and disposals and foreign exchange. We expect reported revenue growth in the range of 1.2%-2.2% at prevailing1 exchange rates. We expect 2017 underlying revenue growth to be in the 3-4% range, reflecting not only the dissipation of the headwinds we faced in China and the Gulf States but also, most importantly, our improving execution.

1	Prevailing exchange rates as at 31 January 2017.

42	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RISK REPORT

Our approach

to risk

OUR RISK MANAGEMENT PROCESS

The following chart shows how our risk management process is an integral part of our business. Individual risk owners within the business areas carry out day-to-day risk management activities within the framework established by the Group Risk Office, including the identification of risks, undertaking risk assessments and treating them. These activities are reviewed by Internal Audit and other control functions, which provide assurance to the Group Risk Committee chaired by the Chief Executive Officer and then to the Board and its committees.

BOARD OF DIRECTORS AND BOARD COMMITTEES
Responsible for regular oversight of risk management and for annual strategic risk review

Monitors risks through Board processes (Strategy Review, Disclosures, M&A, Investments, Disposals) and Committees (Audit and Ethics & Compliance), management reports and deep dives of selected risk areas

Audit Committee reviews effectiveness with support from Internal Audit

GROUP RISK COMMITTEE

Reviews external/internal environment for emerging risks	Reviews risk register updates from Business Areas	Identifies significant risks and assess effectiveness of mitigating actions

BUSINESS AREA	GROUP RISK OFFICE	INTERNAL AUDIT AND

–  Carries out day-to-day risk management activities

–  Identifies and assesses risk

–  Implements strategy and actions to treat risk within business area

–  Assigns Risk Owners to lead treatment actions

–  Assigns Risk Champions to support regular risk register updates

–  Establishes risk management framework

–  Facilitates implementation and coordination through Risk Champions

–  Provides resources and training to support process

–  Prepares Board and Group Risk Committee reports based on Business Area and other updates

–  Assessment of effectiveness of the risk management process

CONTROL FUNCTIONS

–  Reviews risk management process periodically

–  All Control Functions (Legal, Compliance, HSE, Quality & Regulatory) provide independent assurance to management and Board on assertions of risk exposure

OUR RISK APPETITE

The Group operates in global markets with long-term growth potential. We are pursuing ambitious growth targets and are prepared to accept a certain level of risk to remain competitive and to continue operating in an ever-changing world. We are very clear about the specific risks our businesses face and the level of risk that we are prepared to accept in each part of our business. We have put in place robust plans for managing those risks, through elimination, avoidance, sharing or mitigation.

Our approach to each risk varies depending on the circumstances and we accept that, over time, our approach towards each risk might change as our business or the external environment evolves.

During the year, the Board undertook an exercise to evaluate its tolerance for risk, recognising that our appetite for risk varies depending on the category of commercial risk. Even within categories of risk, our tolerance for risk may vary from one to another. Our tolerance for each risk is set out opposite in our table of Principal Risks.

43	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Our Principal Risks

Our risk management programme has identified a broad range of risks which we believe could seriously impact the profitability or future prospects of the Company. We define our Principal Risks as those risks which could threaten our business model or the future long-term performance, solvency or liquidity of the Company. These are listed below and each is linked to one or more of our Strategic Priorities as detailed below.

PRICING AND REIMBURSEMENT

Our success depends on governments providing adequate funding to meet increasing demands arising from demographic trends. The prices we charge are therefore impacted by budgetary constraints and our ability to persuade governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness.

In implementing innovative pricing strategies, we have a moderate to high tolerance for risk and are willing to accept certain risks in pursuit of new business opportunities.

Link to strategy	Actions taken by management

Our Strategic Priorities to ‘Build a Strong Position in Established Markets’ and to ‘Focus on Emerging Markets’ depends on our ability to sell our products profitably in spite of increased pricing pressures from governments.

–  Developing innovative economic product and service solutions for both Established and Emerging Markets, such as Synceraà.

–  Maintaining an appropriate breadth of portfolio and geographic spread to mitigate exposure to localised risks.

–  Incorporating health economic components into the design and development of new products. Emphasising value propositions tailored to specific stakeholders and geographies through strategic investment and marketing programmes.

–  Holding prices within acceptable ranges through global pricing corridors.

Examples of risks

–  Reduced reimbursement levels and increasing pricing pressures.

–  Reduced demand for elective surgery.

–  Lack of compelling health economics data to support
reimbursement requests.

–  Trading margin will be impacted when the currencies in our main manufacturing countries (US, UK, Costa Rica and China) move against the currencies in the rest of the world where our products are sold.

PRODUCT INNOVATION, DESIGN AND DEVELOPMENT

The medical devices industry has a history of rapid new product innovation. The sustainability of our business depends on finding and developing suitable products and solutions to meet the needs of our customers and patients to support long-term growth.

In acquiring and developing new technologies and products, we have a moderate to high tolerance for risk and are willing to accept certain risks in pursuit of innovation, whilst having a very low tolerance for product safety risk.

Link to strategy	Actions taken by management

Our Strategic Priority to ‘Innovate for Value’ depends heavily on our ability to continue to develop new innovative products and bring them to market.

–  R&D processes focused on identifying new products and potentially disruptive technologies and solutions.

–  Increasing prioritisation and allocation of funds for R&D.

–  Pursuing business development opportunities, which augment our portfolio.

–  Implementing efficient processes to roll out new products to customers.

–  Monitoring of external market trends and collation of customer insights to develop product strategies.

–  Ensuring that ‘design for manufacture’ is embedded into product development.

Examples of risks

–  Insufficient innovation due to low R&D investment, R&D skills gap or poor product development execution.

–  Competitors introduce disruptive technologies or business models.

–  Inability to prioritise and focus on key projects, investments and strategic initiatives.

44	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RISK REPORT

OPERATIONAL RISKS – QUALITY AND BUSINESS CONTINUITY

The Company faces a number of operational risks. Many of our products are implanted or used within the human body. Product safety and quality is therefore of critical importance. Our business also depends on smart procurement of materials, efficient manufacturing, controlled inventory management and the timely supply of our products to our customers. Some of our key products are reliant on one production facility or one supplier for raw materials, components, finished products and packaging materials.

In operating our business, managing our suppliers, and managing our facilities, we have a very low tolerance for risk. We aim to be as efficient as possible and adopt a cautious approach, but recognise that we need to accept certain risks in order to take full advantage of the opportunities open to us.

The Company implements and certifies its Quality Management Systems to accepted national and international standards in order to assure the quality of our products. To manage our exposure to disruptive incidents that could threaten business continuity, we operate a comprehensive framework of emergency management, incident management and business continuity management.

Link to strategy	Actions taken by management

Our Strategic Priority to ‘Simplify and Improve our Business Model’ requires us to operate effectively and efficiently, to produce products of quality and to ensure continuity of supply of products and services to customers.

–  Ensuring that we have comprehensive product quality processes and controls from design to customer supply.

–  Ensuring emergency and incident management and business recovery plans are in place at major facilities and for key products and key suppliers.

–  Validating second sources for critical components or products.

–  Undertaking risk based review programmes for critical suppliers.

–  Enhancing travel security and protection programme.

Examples of risks

–  Defects in design or manufacturing of products supplied to, and sold by, the Company could lead to product recalls or product removal or result in loss of life or major injury and also cause negative financial and reputational impacts.

–  Failure or performance issues at a critical/single source facility or supplier of key products or services may impact revenues or profits.

–  If a key facility were rendered unusable by a catastrophe, or we lost a number of leaders or employees in a catastrophe, business plans and targets may not be met.

MERGERS AND ACQUISITIONS

As the Company grows to meet the needs of our customers and patients, we recognise that we are not able to develop all the products and services required using internal resources and therefore need to undertake mergers and acquisitions in order to expand our offering and to complement our existing business. In other areas, we may divest businesses which are no longer core to our activities. It is crucial for our long term success that we make the right choices around acquisitions and divestments.

In acquiring new businesses and business models, we have a moderate to high tolerance for commercial risk and are willing to accept certain risks in pursuit of new business. However, we have an extremely low tolerance for regulatory or compliance risk.

We have a well-defined cross-functional process for managing risks associated with mergers and acquisitions that is subject to scrutiny from executive management and the Board of Directors.

Link to strategy	Actions taken by management

Our Strategic Priority to ‘Supplement Organic Growth with Acquisitions’ depends on our ability to identify the right acquisitions, to conduct thorough due diligence and to integrate acquisitions effectively.

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

–  Proactively clearing new products from competitive patents and monitoring.

–  Compliance risks included as part of due diligence reviews, integration plans and reporting for acquisitions.

Examples of risks

–  Failure to identify appropriate acquisitions or to conduct effective acquisition due diligence.

–  Failure to integrate newly acquired businesses effectively.

–  Inheriting regulatory or compliance risks from previous owners.

–  Failure to embed Company standards, policies and financial controls quickly enough following acquisition.

–  Failure to allocate capital resources effectively.

45	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

LEGAL, REGULATORY AND COMPLIANCE RISKS

The Company operates in an industry which is subject to heavy regulation in multiple jurisdictions. There is increasing public scrutiny of ethics in business and ‘doing the right thing’ has become part of our licence to operate. We also seek to secure appropriate protection for our intellectual property and defend against claims of infringement by others. National regulatory authorities enforce a complex pattern of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products and may inspect them for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practice regulations.

In complying with laws and regulations, including those relating to bribery and corruption, product safety and patient and employee safety, we have an extremely low tolerance for risk. Despite our efforts, we recognise that, as in any human system, compliance mistakes may occur. We respond to issues as they arise and revise our programme as appropriate.

Link to strategy	Actions taken by management

Compliance with applicable laws and regulations and doing the right thing is part of our licence to operate and underlies all our Strategic Priorities.

–  Leadership from the top with Ethics & Compliance Committees at Board and executive level overseeing our ethical and compliance practices.

–  All employees are required to certify compliance on an annual basis with our Code of Conduct and Business Principles.

–  Training programmes are in place for all employees, and third parties with ethical and compliance responsibilities; plus monitoring and auditing programmes to verify implementation.

–  Confidential independent reporting channels for employees and third parties to report concerns.

–  Careful attention to intellectual property considerations.

–  Standardising and monitoring compliance with quality management and practices through Global Quality Assurance and Regulatory Affairs organisation.

–  Incident management teams in place to respond in the event of an incident relating to patient safety.

–  Reviewing product safety and complaint data.

Examples of risks

–  Failure to act in an ethical manner consistent with our Code of Conduct.

–  Violation of anti-corruption or healthcare laws, breach by employee or third party representative.

–  Competitors may assert patents or other intellectual property rights against the Company, or fail to respect the Company’s intellectual property rights.

–  Significant non-compliance with policy, regulations or standards governing products and operations regarding registration, manufacturing, distribution, sales or marketing.

–  Failure to obtain proper approvals for new or changed technologies, products or processes.

–  Failure to implement programmes and supporting resources to ensure product quality and regulatory compliance, including analysis of customer complaints and adverse event data.

OTHER RISKS

Other risks, foreseen or unforeseen, may also threaten the profitability or future prospects of the Company, either in the short-term or – like the risks set forth above – more profoundly. Following, are examples of other such risks.

Risk	Response
Cyber security	We have analysed the possible impact of a cyber security attack on the Company and recognise that this could cause significant disruption and reputational damage.
Political and economic forces

We have analysed the implications of Brexit, the changing political landscape in the US and political and economic conditions in a number of other countries. Whilst the changing environment in some of these countries could be expected to impact our revenues and profits, we believe that our business is sufficiently geographically diverse.

Talent management	We recognise that people management, effective succession planning and the ability to attract and retain talent is of great importance to the success of our Company.

46	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RISK REPORT

RISK MANAGEMENT ACTIVITIES IN 2016

The Board and its Committees undertook a number of risk management activities throughout the year as follows:

IDENTIFICATION OF RISKS	ASSESSMENT OF MANAGEMENT ACTIONS

We review risk through two processes:

–  The ‘bottom-up process’ undertaken by the Risk Champions in the business areas and functions across the Group to identify and manage the risks in their areas; and

–  The ‘top-down process’ undertaken by the members of the executive committee to identify the key risks to the strategic priorities, top products and product platforms.

During the year, the key risks identified through these two processes were mapped against each other and regrouped to produce a revised schedule of Significant Risks, which were discussed at the Strategy Review in September. Each Board member was then interviewed to ascertain tolerance for each principal risk.

The effectiveness of actions undertaken by management to address the key risks identified is assessed in a number of ways:

–  The Risk Champions in the business areas and functions across the Group assess the effectiveness of mitigating actions being undertaken locally and regionally;

–  All control functions provide independent assurance to management, the Audit Committee and the Board on the effectiveness of management actions and the Internal Audit function periodically reviews the risk management process; and

–  We have undertaken a number of ‘deep dives’ at Board and Committee level into the management of the risks being examined (see below).

DEEP DIVES INTO RISKS

We have reviewed at the Board and its Committees a number of different topics during the year relating to risk, including the following areas:

– Strategic: R&D presentation to the Board, hands on demonstrations of innovative products at site visits, presentations to the Board and the Audit Committee on China and the Gulf

–  Operational: Presentations to the Board on inventory and the supply chain, the manufacturing network and dependency on single manufacturing sites, regular reports on quality issues, and complaints to the Ethics & Compliance Committee, pricing and commercial excellence presentation to the Board

– Financial: Presentations to the Audit Committee on the tax and treasury functions

– IT/cyber: Report to the Audit Committee on IT and cyber security

–  Compliance and legal: Regular reports on compliance matters and risks to the Ethics & Compliance Committee, covering M&A compliance risk and third party distributors, regular legal reports to the Board including updates on intellectual property and litigation

– Talent management: Annual discussion on succession planning at the Board, presentation on culture and values at the Strategy Review.

SINCE THE YEAR END

In February 2017, the Board reviewed the effectiveness of the risk management process, considering the Principal Risks, actions taken by management to manage those risks and the Board’s risk appetite in respect of each risk. The Board considered that the risk management process was effective. We recognise that this is an ongoing process and work will continue in 2017 and beyond to ensure that this remains the case.

RISK MANAGEMENT PLAN FOR 2017

In 2017, we shall be further developing our approach of looking at risk management through a product focused lens. We have identified the key products which will drive our multi-year strategic plan and have formed cross functional risk working groups for each of these products and product platforms. Each risk working group consists of members from the commercial, operational, R&D and risk functions and is headed by a senior product risk leader. The risk working groups will evaluate all the risks which could impact the product or product platform through its life from design and development, sourcing of raw materials, the manufacturing process, product launch, marketing, commercialisation, regulatory, legal and compliance risks. The risk working groups will also ensure that appropriate treatment actions are in place. The Risk Champions will continue their work to ensure that any non-product related risks continue to be appropriately identified and managed. Further work will also be undertaken in reviewing the effectiveness of the risk management programme.

47	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Our Viability Statement

During the year, the Board has carried out a robust assessment of the Principal Risks affecting the Company, particularly those which could threaten the business model. These risks and the actions being taken to manage or mitigate them are explained in detail on pages 43 to 46 of this Annual Report.

Having assessed the principal risks, the Board has determined that we have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2017. In our long term planning we consider horizons of both five and ten years. However, as most of our efforts are focused on the coming three years, we have chosen this period when considering our viability.

In reaching this conclusion, we have undertaken the following process:

–  The Audit Committee reviewed the risk management process at their meetings in February, July and November, receiving presentations from the Group Risk function, explaining the processes followed by management in identifying and managing risk throughout the business.

–  As part of the annual Strategy Review in September, the Board considered and discussed the principal risks which could impact the business model over the next three years and discussed with the management team how these risks were being managed and mitigated.

–  Throughout the year, a number of deep dives into different risks were conducted by the Board, the Audit Committee and the Ethics & Compliance Committee looking into the nature of the risks and how they were mitigated, as detailed on page 46 of this Annual Report.

–  Towards the end of the year, a series of detailed one-to one discussions were held with each member of the Board and the Company Secretary and the Group Risk Director. In these discussions, the Directors were asked to consider the significant risks which they believed could seriously impact the profitability and future prospects of the Company and the principal risks that would threaten its business model, future performance, solvency or liquidity.

–  For the purpose of stress testing the viability of the Company, we have undertaken a robust assessment of the principal risks and some other risks, which could threaten the viability or existence of the Company. The principal and other risks we have identified in this process are:

●  Pricing and reimbursement pressures or currency exchange volatility (Principal Risk) – leading to a major loss of revenues and profits;

●  Operational risk (Principal Risk):

–  Execution risk – meaning that we were unable to launch new products and lose significant market share to the competition;

–  Product liability claims – giving rise to significant claims and legal fees; or

–  Temporary loss of key production capability – meaning that we were unable to manufacture a key product for a period of time;

●  Legal regulatory and compliance risks (Principal Risk):

–  Regulatory measures – impacting our ability to continue to sell a key product;

–  Bribery and corruption claims – giving rise to a significant fine;

●  Other risks:

–  Cyber security – for example meaning that we were unable to issue invoices or collect money for a period of time;

–  Political and economic forces – for example political upheaval, which could cause us to withdraw from a major market for a period of time;

–  We have carried out a scenario analysis of these principal and significant risks to evaluate the impact of a severe but plausible combination of these risks actually occurring over the three year period.

–  We have considered and discussed a report setting out the terms of our current financing arrangements and potential capacity for additional financing should this be required in the event of one of the scenarios modelled occurring.

–  We are satisfied that we have robust mitigating actions in place as detailed on pages 43-46 of this Annual Report.

–  We recognise, however, that the long-term viability of the Company could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less effective than intended. Based on this analysis, the Directors have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

Our conclusion is based on our current Strategic Plan approved by the Board in September 2016, having regard to longer-term strategic intentions, yet to be formulated in detail. However, we operate in a changing marketplace, which might cause us to adapt our Strategic Plans. In responding to changing external conditions, we will continue to evaluate any additional risks involved which might impact the business model.

By order of the Board, 22 February 2017

Susan Swabey

Company Secretary

48	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OUR BOARD OF DIRECTORS

ROBERTO QUARTA (67)

CHAIRMAN

Joined the Board in December 2013 and appointed Chairman following election by shareholders at the April 2014 Annual General Meeting. He was also appointed Chairman of the Nomination & Governance Committee and a Member of the Remuneration Committee on that day.

CAREER AND EXPERIENCE

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career as a manager trainee at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc, where he was a divisional Chief Executive. Between 1985 and 1989 he was Executive VP of Hitchiner Manufacturing Co. Inc. He returned to BTR plc in 1989 as Divisional Chief Executive, where he was appointed to the main board. From here he moved to BBA Aviation plc, as CEO and then as Chairman, until 2007. He has held several board positions, including NED of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous Chairmanships include Italtel SpA, Rexel S.A. and IMI plc. He was also a Member of the Investment Committee of Fondo Strategico Italiano until 31 March 2016. He is currently Chairman of WPP plc and SPIE SA and a partner at Clayton Dubilier & Rice.

SKILLS AND COMPETENCIES

Roberto’s career in private equity brings valuable experience to Smith & Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and Chairman of a number of UK and international companies. Since his appointment as Chairman in April 2014, he has conducted a comprehensive review into the composition of the Board and its Committees, and conducted the search for new Non-Executive Directors, resulting in the appointment of Vinita Bali in 2014, Erik Engstrom and Robin Freestone during 2015.

NATIONALITY

American/Italian

OLIVIER BOHUON (58)

CHIEF EXECUTIVE OFFICER

Joined the Board and was appointed Chief Executive Officer in April 2011. He resigned as a Member of the Nomination & Governance Committee on 3 February 2016.

CAREER AND EXPERIENCE

Olivier holds a doctorate in Pharmacy from the University of Paris and an MBA from HEC, Paris. He started his career in Morocco with Roussel Uclaf S.A. and then, with the same company, held a number of positions in the Middle East with increasing levels of responsibility. He joined Abbott in Chicago as head of their anti-infective franchise with Abbott International before becoming Pharmaceutical General Manager in Spain. He subsequently joined GlaxoSmithKline, rising to Senior Vice President & Director for European Commercial Operations. He then re-joined Abbott as President for Europe, became President of Abbott International), and then President of their Pharmaceutical Division. He joined Smith & Nephew from Pierre Fabre, where he was Chief Executive.

SKILLS AND COMPETENCIES

Olivier has extensive international healthcare leadership experience within a number of significant pharmaceutical and healthcare companies. His global experience provides the skillset required to innovate a FTSE 100 company with a deep heritage and provide inspiring leadership. He is a Non-Executive Director of Virbac Group and Shire plc, where he is also a member of the Remuneration Committee.

NATIONALITY

French

GRAHAM BAKER (48)

CHIEF FINANCIAL OFFICER

Joining the Board as Chief Financial Officer in March 2017.

CAREER AND EXPERIENCE

Graham holds an MA degree in Economics from Cambridge University and qualified as a Chartered Accountant and Chartered Tax Advisor with Arthur Andersen. In 1995, he joined AstraZeneca PLC where he worked for 20 years, holding multiple senior roles, including Vice President, Finance, International (2013-2015) with responsibility for all emerging markets, Vice President, Global Financial Services (2011-2013) and Vice President Finance & Chief Financial Officer, North America (2008-10). Most recently, Graham was Chief Financial Officer of generic pharmaceuticals company Alvogen.

SKILLS AND COMPETENCIES

Graham has deep sector knowledge and has had extensive exposure to established and emerging markets which will be extremely relevant to his role at Smith & Nephew. He has a strong track record of delivering operational excellence and has relevant experience across major finance roles and geographic markets, leading large teams responsible for significant budgets.

NATIONALITY

British

49	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

VINITA BALI (61)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed Independent Non-Executive Director in December 2014 and Member of the Remuneration Committee and Ethics & Compliance Committee.

CAREER AND EXPERIENCE

Vinita holds an MBA from the Jamnalal Bajaj Institute of Management Studies, University of Bombay and a BA in Economics from the University of Delhi. She commenced her career in India, and subsequently worked with Cadbury Schweppes plc in the UK, Nigeria and South Africa. She joined the Coca-Cola Company in 1994 and held senior positions in marketing and general management, based in the USA and Latin America, becoming President of the Andean Division in 1999 and VP, Corporate Strategy in 2001. In 2003, she joined Zyman Group, LLC, a US based consultancy, as Managing Principal. From 2005 to 2014 Vinita was MD and CEO of Britannia Industries Limited, a leading Indian publicly listed company. Currently, Vinita is NED of Syngenta AG, Titan Company Ltd and Credit Rating Information Services of India Ltd. She is also Chair of the board of Global Alliance for Improved Nutrition and a member of the Advisory Board of PwC India.

SKILLS AND COMPETENCIES

Vinita has an impressive track record of achievement with blue-chip global corporations in multiple geographies including India, Africa, Latin America, US and UK, all key markets for Smith & Nephew. Additionally, her strong appreciation of customer service and marketing brings deep insight as we continue to develop innovative ways to serve our markets and grow our business.

NATIONALITY

Indian

IAN BARLOW (65)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed Independent Non-Executive Director in March 2010, Chairman of the Audit Committee in May 2010 and Member of the Ethics & Compliance Committee in October 2014.

CAREER AND EXPERIENCE

Ian is a Chartered Accountant with considerable financial experience both internationally and in the UK. He was a Partner at KPMG, latterly Senior Partner, London, until 2008. At KPMG, he was Head of UK tax and legal operations. He has also been Chairman of WSP Group plc, and currently is NED and Chairman of the Audit Committees of The Brunner Investment Trust PLC, Foxtons Group plc and Urban&Civic plc.

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

NATIONALITY

British

THE RT. HON BARONESS VIRGINIA BOTTOMLEY OF NETTLESTONE DL (68)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed Independent Non-Executive Director in April 2012 and Member of the Remuneration Committee and Nomination & Governance Committee in April 2014.

CAREER AND EXPERIENCE

Virginia gained her MSc in Social Administration from the London School of Economics following her first degree. She was appointed a Life Peer in 2005 following her career as a Member of Parliament between 1984 and 2005. She served successively as Secretary of State for Health and then Culture, Media and Sport. Virginia was formerly a director of Bupa and AkzoNobel NV. She is currently a director of International Resources Group Limited, member of the International Advisory Council of Chugai Pharmaceutical Co, Chancellor of University of Hull and Sheriff of Hull and Trustee of The Economist Newspaper. She is the Chair of Board & CEO Practice at Odgers Berndtson.

SKILLS AND COMPETENCIES

Virginia’s extensive experience within government, particularly as Secretary of State for Health, brings a unique insight into the healthcare system both in the UK and globally, whilst her experience on the Board of Bupa brings an understanding of the private healthcare sector and an insight into the needs of our customers. Her experience running the board practice at a search firm gives her a valuable skillset as a member of the Nomination & Governance Committee and Remuneration Committee. Her long association with Hull, the home of many of our UK employees, also brings an added perspective.

NATIONALITY

British

50	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OUR BOARD OF DIRECTORS

ERIK ENGSTROM (53)

INDEPENDENT NON-

EXECUTIVE DIRECTOR

Appointed Non-Executive Director on 1 January 2015 and Member of the Audit Committee.

CAREER AND EXPERIENCE

Erik is a graduate of the Stockholm School of Economics (BSc) and of the Royal Institute of Technology in Stockholm (MSc). In 1988, he graduated with an MBA from Harvard Business School as a Fulbright Scholar. Erik commenced his career at McKinsey & Company and then worked in publishing, latterly as President and COO of Random House Inc. and as President and CEO of Bantam Doubleday Dell, N America. In 2001 he moved on to be a partner at General Atlantic Partners, a private equity investment firm. Between 2004 and 2009 he was CEO of Elsevier, the division specialising in scientific and medical information and then from 2009 CEO of RELX Group.

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

ROBIN FREESTONE (58)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed Independent Non-Executive Director and Member of the Audit Committee and the Remuneration Committee on 1 September 2015.

CAREER AND EXPERIENCE

Robin graduated with a BA in Economics from The University of Manchester and later qualified and commenced his career as a Chartered Accountant at Deloitte. He held a number of senior financial positions throughout his career, including at ICI plc, Henkel Ltd and at Amersham plc. Robin was the Deputy CFO and then later the CFO of Pearson plc between 2006 and August 2015, where he was heavily involved with the transformation and diversification of Pearson. He was previously NED at eChem Ltd, Chairman of the 100 Group and Senior Independent Director and Chairman of the Audit Committee of Cable and Wireless Communications plc from 2015 until May 2016. Robin is a NED and Chairman of the Audit Committee at Moneysupermarket.com Group plc and a NED at Michael Kors Holdings Ltd. Currently, Robin sits on the advisory panel to the ICAEW’s Financial Reporting Committee.

SKILLS AND COMPETENCIES

Robin has been a well-regarded FTSE 100 CFO who has not only been heavily involved with transformation and diversification, but also the healthcare industry at Amersham, where his acquisition experience will be of value to Smith & Nephew as it continues to grow globally and in different markets. He brings financial expertise and insight to the Audit Committee and an understanding of how to attract and retain talent in a global business to the Remuneration Committee.

NATIONALITY

British

MICHAEL FRIEDMAN (73)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed Independent Non-Executive Director in April 2013 and Chairman of the Ethics & Compliance Committee in August 2014.

CAREER AND EXPERIENCE

Michael graduated with a Bachelor of Arts degree, magna cum laude from Tulane University and a Doctorate in Medicine from the University of Texas Southwestern Medical Center. He completed postdoctoral training at Stanford University and the National Cancer Institute, and is board certified in Internal Medicine and Medical Oncology. In 1983, he joined the Division of Cancer Treatment at the National Cancer Institute and went on to become the Associate Director of the Cancer Therapy Evaluation Program. Michael was most recently CEO of City of Hope in California, and also served as Director of the institution’s cancer centre and held the Irell & Manella Cancer Center Director’s Distinguished Chair. He was formerly Senior VP of research, medical and public policy for Pharmacia Corporation and also Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration (FDA). He has served on a number of Boards in a non-executive capacity, including Rite Aid Corporation. Currently, Michael is a NED of Celgene Corporation, NED of MannKind Corporation and Intuitive Surgical, Inc.

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

NATIONALITY

American

51	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

JOSEPH PAPA (61)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed Independent Non-Executive Director in August 2008 and Chairman of the Remuneration Committee in April 2011, Member of the Audit Committee and Ethics & Compliance Committee.

CAREER AND EXPERIENCE

Joe graduated with a Bachelor of Science degree in Pharmacy from the University of Connecticut and MBA from Northwestern University’s Kellogg Graduate School of Management. In 2012, he received an Honorary Doctor of Science degree from the University of Connecticut School of Pharmacy. He began his career at Novartis International AG as an Assistant Product Manager and eventually rose to VP, Marketing, having held senior positions in both Switzerland and US. He moved on to hold senior positions at Searle Pharmaceuticals and was later President & COO of DuPont Pharmaceuticals and later Watson Pharma, Inc. He was previously Chairman and CEO of Cardinal Health Inc. and Chairman and CEO of Perrigo Company plc from 2006 to April 2016. Joe was appointed Chairman and CEO of Valeant Pharmaceuticals International, Inc. in May 2016.

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

NATIONALITY

American

DIRECTORS WHO SERVED DURING THE YEAR, NOT SEEKING RE-ELECTION

BRIAN LARCOMBE (63)

INDEPENDENT NON-EXECUTIVE DIRECTOR

(Retiring from the Board on 6 April 2017). Appointed Independent Non-Executive Director in March 2002, Senior Independent Director in April 2014, Member of the Audit Committee, Nomination & Governance Committee and Remuneration Committee.

CAREER AND EXPERIENCE

Brian graduated with a Bachelor’s of Commerce degree from University of Birmingham. He spent most of his career in private equity with 3i Group plc, becoming Finance Director and then Chief Executive of the Group following its flotation. He has held a number of Non-Executive Directorships and is currently Non-Executive Director of Kodak Alaris Holdings Limited and Cape plc.

NATIONALITY

British

JULIE BROWN (54)

CHIEF FINANCIAL OFFICER

Chief Financial Officer (to 11 January 2017).

CAREER AND EXPERIENCE

Julie is a graduate, Chartered Accountant and Fellow of the Institute of Taxation. She qualified with KPMG before working with AstraZeneca plc, where she served as Vice President Group Finance, and ultimately, as Interim CFO. Prior to that she undertook Commercial and Strategic roles and was Regional VP Latin America, Marketing Company President AstraZeneca Portugal, and Vice President Corporate Strategy and R&D CFO. Julie is a member of the Board of Directors of Roche Holding Ltd and Chair of the Audit Committee. She has also fulfilled two Non-Executive Directorships with the NHS in the UK and the British Embassy.

NATIONALITY

British

SUSAN SWABEY (55)

COMPANY SECRETARY

Appointed Company Secretary in May 2009.

SKILLS AND EXPERIENCE

Susan has 30 years’ experience as a Company Secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered Board support, corporate governance, corporate transactions, Group risk management, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is joint Vice-Chair of the GC100 Group, a member of the CBI Companies Committee and is a frequent speaker on corporate governance and related matters. She is also a Trustee of ShareGift, the share donation charity.

NATIONALITY

British

52	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OUR LEADERSHIP TEAM

GRAHAM BAKER (48)

CHIEF FINANCIAL OFFICER

Joining the Board as Chief Financial Officer in March 2017. Graham holds an MA degree in Economics from Cambridge University and qualified as a Chartered Accountant and Chartered Tax Advisor with Arthur Andersen. He will be based in London.

SKILLS AND COMPETENCIES

Graham has deep sector knowledge and has had extensive exposure to established and emerging markets which will be extremely relevant to his role at Smith & Nephew. He has a strong track record of delivering operational excellence and has relevant experience across major finance roles and geographic markets, leading large teams responsible for significant budgets.

NATIONALITY

British

MICHAEL FRAZZETTE (55)

CHIEF COMMERCIAL OFFICER

Joined Smith & Nephew in July 2006 as President of the Endoscopy Global Business Unit. From 2011 to 2015, he headed up the Advanced Surgical Devices division with responsibility for the Orthopaedic Reconstruction, Trauma, Sports Medicin, GYN and ENT Global Franchises, as well as the ASD commercial business in the US. The scope of Mike’s role was expanded in 2014 to include the Latin American commercial business, together with Advanced Wound Management. Mike is based in London.

SKILLS AND EXPERIENCE

Mike has held a number of senior positions within the global medical devices industry. Prior to joining Smith & Nephew, he was President and CEO of MicroGroup, a privately held US manufacturer of medical devices, and he spent 15 years at Tyco Healthcare (Coviden) in various commercial and operating roles including President of the Patient Care and Health Systems divisions. Mike also spent four years serving on the AdvaMed Board of Directors and chaired the Orthopaedic Sector committee.

NATIONALITY

American

BRAD CANNON (49)

PRESIDENT, EUROPE AND CANADA

Joined Smith & Nephew in 2012 and became President, Europe and Canada in March 2016. He is based in Baar, Switzerland.

SKILLS AND EXPERIENCE

Brad was most recently President of Global Orthopaedic Franchises, leading Smith & Nephew’s Reconstruction, Endoscopy, Trauma and Extremities businesses. Prior to Smith & Nephew, Brad worked in Medtronic’s Spine and Biologics division. From 2009 he was responsible for Spine’s International division and held positions heading US sales and global commercial operations. Brad is a graduate of Washington and Lee University, and the Wharton School of Business at the University of Pennsylvania.

NATIONALITY

American

RODRIGO BIANCHI (57)

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

GLENN WARNER (54)

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

NATIONALITY

American

53	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

JACK CAMPO (62)

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

CYRILLE PETIT (46)

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

ELGA LOHLER (49)

CHIEF HUMAN

RESOURCES OFFICER

Joined Smith & Nephew in 2002 and became Chief Human Resources Officer in December 2015. Elga leads the Global Human Resources, Internal Communication and Sustainability Functions. She is based in London.

SKILLS AND EXPERIENCE

Prior to being appointed as Chief Human Resources Officer, Elga held progressively senior positions in Human Resources at Smith & Nephew in Wound Management, Operations, Corporate Functions and Group. Elga has more than 25 years’ Human Resources experience.

NATIONALITY

American/South African

MATTHEW STOBER (49)

PRESIDENT, GLOBAL OPERATIONS

Joined Smith & Nephew on 1 October 2015 with responsibility for global manufacturing, supply chain, distribution, quality assurance, regulatory affairs, direct procurement, and manufacturing IT optimisation. Initially based in Memphis, Matt is now based in Andover, Massachusetts.

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

NATIONALITY

American

VASANT PADMANABHAN (50)

PRESIDENT OF

RESEARCH & DEVELOPMENT

Joined Smith & Nephew in August 2016 and is responsible for Research and Innovation, New Product Development, Safety Affairs, Clinical Affairs, Medical Device/Pharmacovigilance and Clinical Operations. He is based in Andover, Massachusetts.

SKILLS AND EXPERIENCE

Vasant brings extensive experience in research & development and technology. Prior to Smith & Nephew, Vasant was Senior Vice President of Technical Operations at Thoratec Corporation, a leader in mechanical circulatory support solutions for the treatment of heart failure. In this role, he provided leadership to a 600 member team, with responsibility for global R&D, Program Management, Operations and Quality.

Prior to Thoratec, Vasant had an 18-year career at Medtronic, starting as a Staff Scientist and, progressing through more senior roles, ultimately becoming Vice President of Product Development for the Implantable Defibrillator Business.

Vasant holds a Ph.D degree in Biomedical Engineering from Rutgers University, USA and an MBA degree from the Carlson School of Management, Minnesota.

NATIONALITY

American

54	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OVERVIEW

Committed to the highest standards of corporate governance

We maintain these standards through a clear definition of our roles, continuing development and evaluation and accountability through the work of the Board Committees.

LEADERSHIP	EFFECTIVENESS	ACCOUNTABILITY
The Board sets the tone at the top of the Company through:	The Board carries out its duties through:	The Board delegates some of its detailed work to the Board Committees:

–  A clear definition of the roles of the individual members of the Board.

–  A comprehensive corporate governance framework.

–  Defined processes to ensure the independence of Directors and the management of conflicts of interest.

–  Regular meetings focusing on the oversight of strategy, risk, including viability and succession planning.

–  An annual review into the effectiveness of the Board.

–  A comprehensive programme of development activities throughout the year.

–  Each Committee meets regularly and reports back to the Board on its activities.

–  The terms of reference of each Committee may be found on the Company website at www.smith-nephew.com

–  A report from the Chairman of each Committee is included in this Annual Report.

Read more about our Board’s Leadership on pages 55 to 59	Read more about our Board’s Effectiveness on pages 60 to 64	Read more about our Board’s Accountability on pages 65 to 75

REMUNERATION

Having a formal and transparent procedure for developing policy on remuneration for Executive Directors is crucial. Our Remuneration Policy aims to attract, retain and motivate by linking reward to performance. In this section you will find information on the Remuneration Policy to be presented to shareholders for approval at the Annual General Meeting on 6 April 2017 and how we implemented our Remuneration Policy in 2016 and plan to implement it in 2017.

Read more about our Board’s Remuneration on pages 76 to 100

The Board is committed to the highest standards of corporate governance and we comply with all the provisions of the UK Corporate Governance Code 2014 (the Code). The Company’s American Depositary Shares are listed on the New York Stock Exchange (NYSE) and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC. We shall explain in this Corporate Governance Statement and in the reports on the Audit Committee, the Nomination & Governance Committee, the Ethics & Compliance Committee and the Remuneration Committee, how we have applied the provisions and principles of the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure & Transparency Rules (DTRs) and the Code throughout the year. The Code can be found at https://www.frc.org.uk/Our-Work/Publications/Corporate-Governance/UK-Corporate-Governance-Code-April-2014.pdf

In addition, we have reviewed the requests of the UK Corporate Governance Code 2016 and believe that we comply with all the provisions in that code, which will be effective for the next financial year.

The Directors’ Report comprises pages 33 to 34, 36 to 38, 47 to 75, 102, 110, 112, 114 and pages 169 to 190 of the Annual Report.

55	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

COMPOSITION & ROLES
LEADERSHIP

COMPOSITION OF BOARD

AS AT 31 DECEMBER 2016

We believe the Board’s composition gives us the necessary diversity, skills and experience to ensure we continue to run the business effectively and deliver sustainable growth.

Diversity

A	EXECUTIVE	2

B	NON-EXECUTIVE	8

C	CHAIRMAN	1

Gender

A	MALE	8

B	FEMALE	3

Years of service

A	LESS THAN ONE YEAR	0

B	ONE TO THREE YEARS	3

C	THREE TO SIX YEARS	5

D	SIX TO NINE YEARS	2

E	OVER NINE YEARS	1

Board nationality

5	2	1	1	1	1

BRITISH	AMERICAN	FRENCH	INDIAN	AMERICAN/ ITALIAN	SWEDISH

CHANGES TO THE BOARD

During the year to 31 December 2016, there were no changes to the Board. However, since the end of the year, the following changes have been made or announced:
Julie Brown retired from the Board on 11 January 2017
Graham Baker to be appointed Chief Financial Officer on 1 March 2017
Robin Freestone to be appointed Chairman of the Audit Committee, succeeding Ian Barlow on 1 March 2017
Ian Barlow to be appointed Senior Independent Director, succeeding Brian Larcombe on 6 April 2017

56	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RESPONSIBILITY & ACTIVITY
LEADERSHIP continued

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

–  Supporting the Chairman and Non-Executive Directors.

–  Point of contact for investors on matters of corporate governance.

–  Ensuring good governance practices at Board level and throughout the Group.

57	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

The Board delegates certain matters, as follows, to Board Committees, consisting of members of the Board:

BOARD
|	|	|	|	|

AUDIT

COMMITTEE

Provides independent assessment of the financial affairs of the Company, reviews financial statements and controls and the risk management process. Manages use of internal and external auditors.

	REMUNERATION COMMITTEE Determines Remuneration Policy and packages for Executive Directors and Executive Officers.	NOMINATION & GOVERNANCE COMMITTEE Reviews size and composition of the Board, succession planning, diversity and governance matters.	ETHICS & COMPLIANCE COMMITTEE Reviews and monitors ethics and compliance, quality and regulatory matters across the Group.	AD HOC COMMITTEES Ad hoc committees may be established to review and approve specific matters or projects.
Read more	Read more	Read more	Read more
See page 69	See page 88	See page 65	See page 67

The Board delegates the day-to day running of the business to Olivier Bohuon, Chief Executive Officer, who is assisted in his role by the Executive Committee comprising the Executive Officers who are shown on pages 52 to 53 and certain other senior executives. In January 2016, the governance framework below the Executive Committee was rearranged to reflect the new organisational structure as follows:

EXECUTIVE COMMITTEE

Recommends and implements strategy, approves budget and three-year plan, ensures liaison between commercial and corporate functions, receives regular reports from sub-committees, reviews major investments, divestments and capital expenditure proposals and approves business development projects.

|	|	|	|	|

COMMERCIAL

COMMITTEE

Recommends and implements strategy for global commercial functions and regions, managing sales, marketing, market access and commercial strategy and identifying and executing new processes, systems and practices to improve operational efficiency in commercial regions.

CORPORATE FUNCTIONS

COMMITTEE

Recommends and implements strategy for corporate functions identifying and executing new processes, systems and practices to improve operational efficiency in corporate functions.

PORTFOLIO

INNOVATION BOARD

Defines portfolio allocation principles, reviewing and challenging current shape of portfolio, identifying gaps and opportunities and re-prioritising segments and geographies.

			REGIONAL STAFF MEETINGS Regional management through committees to drive regional performance.	FUNCTIONAL STAFF MEETINGS Functional leadership teams to drive functional performance.

FINANCE & BANKING COMMITTEE Approves banking and treasury matters, guarantees, Group structure changes, acquisitions and disposals.	DISCLOSURES COMMITTEE Approves release of communications to investors and Stock Exchanges.	MERGERS & ACQUISITIONS COUNCIL Oversees Corporate Development Strategy, monitors status of transactions and approves various stages in acquisition process.	GROUP RISK COMMITTEE Reviews risk registers and risk management programme.	GROUP ETHICS & COMPLIANCE COMMITTEE Reviews compliance matters and country business unit or function compliance reports.

DIVERSITY & INCLUSION COUNCIL Implements strategies to promote diversity and inclusion.	GLOBAL BENEFITS COMMITTEE Oversees all policies and processes relating to pensions and employee benefit plans.	HEALTH, SAFETY & ENVIRONMENT COMMITTEE Oversees health, safety and environmental matters.	IT GOVERNANCE BOARD Oversees IT and cyber security.	CAPITAL GOVERNANCE BOARD Determines and monitors capital expenditure in line with corporate strategy.

58	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RESPONSIBILITY & ACTIVITY CONTINUED
LEADERSHIP continued

SPECIAL GOVERNANCE ARRANGEMENTS DURING THE YEAR

During the year, the Chief Executive Officer, Olivier Bohuon, successfully underwent treatment for cancer. During his period of treatment, whilst he remained in touch on a regular basis and was kept advised of all developments in the business, he was unable to travel and to fulfil his full duties for a period. We therefore put in place a governance structure to ensure continued oversight of the business during his period of absence. The Executive Committee continued to meet on a monthly basis and additional Executive Leadership Team meetings were arranged in the intervening weeks so that the executive team could handle matters collectively as they arose. The Chairman, Roberto Quarta, was also in touch with both Olivier Bohuon and other members of the executive team throughout this period of absence, providing advice, guidance and counsel. Whilst the Chairman was available to step into the role as Chief Executive Officer had the need arisen, this contingency was not actually required as Olivier Bohuon was able to remain sufficiently in contact with the executive team to be able to continue to run the business whilst away from the office. Olivier Bohuon returned to work and led the executive team at the Board Strategy Review in September 2016.

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

More importantly, each of our Non-Executive Directors is prepared to question and challenge management, to request more information and to ask the difficult questions. They insist on robust responses both within the Boardroom and, sometimes, between meetings. The Chief Executive Officer is open to challenge from the Non-Executive Directors and uses this positively to provide more detail and to reflect further on issues.

Brian Larcombe has served as an independent Non-Executive Director for a period of 14 years and will be retiring from the Board at the Annual General Meeting. Throughout 2016, Brian Larcombe continued to maintain an independent view within Board discussions and his experience on the Board, wise counsel and corporate memory was valued by the rest of the Board. We thank Brian for his years of service to the Board and to the Company.

MANAGEMENT OF CONFLICTS OF INTEREST

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 22 February 2017.

Each Director has a duty under the Companies Act 2006 to avoid a situation in which we have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.

If any Director becomes aware of any situation which might give rise to a conflict of interest, they must, and do, inform the rest of the Board immediately and the Board is then permitted under the Company’s Articles of Association to authorise such conflict. This information is then recorded in the Company’s Register of Conflicts, together with the date on which authorisation was given. In addition, each Director certifies on an annual basis that the information contained in the Register of Conflicts is correct.

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

OUTSIDE DIRECTORSHIPS

We encourage our Executive Directors to serve as a Non-Executive Director of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director. Olivier Bohuon is a Non-Executive Director of Shire plc and of Virbac Group. Olivier Bohuon discussed his external roles with the Chairman prior to accepting these appointments and the Chairman was satisfied that he had the capacity for the time commitment required.

RE-APPOINTMENT OF DIRECTORS

In accordance with the Code, all Directors offer themselves to shareholders for re-election annually, except those who are retiring immediately after the Annual General Meeting. Each Director may be removed at any time by the Board or the shareholders.

59	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

The Executive Directors also meet regularly with institutional investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2016, the Executive Directors held meetings with institutional investors, including investors representing approximately 41% of the share capital.

During the year, in line with good practice, an Investor perception survey was undertaken by an independent third party, Investor Perceptions. This survey sought the views of 20 shareholders holding approximately 21.8% of the Company’s shares, on a range of topics relating to the Company, its performance and management. These views were shared anonymously with the Chief Executive Officer and the Board and led to refinements in our ongoing investor relations programme.

During 2016, Roberto Quarta met with investors to hear their views of the Company. He held 12 meetings and telephone calls with investors holding just over 20% of the share capital.

Joseph Papa, the Chairman of the Remuneration Committee also met with key institutional investors during 2016. Ahead of the Annual General Meeting in April 2016, he engaged with 24 shareholders holding just under 30% of the share capital. In September and October, he offered to meet with our top 30 shareholders and all institutional shareholders who had contacted us around the time of the Annual General Meeting to discuss the vote on remuneration. As a result of this offer, he met, held telephone calls and exchanged views by email with 24 shareholders holding just under 40% of the share capital. At these meetings, he presented the Remuneration Committee’s proposals for our remuneration arrangements going forward and discussed investor views regarding different performance measures. These discussions have helped to formulate the Remuneration Policy which will be presented to shareholders for approval at the Annual General Meeting in April this year.

Ian Barlow, the Chairman of the Audit Committee, met with investors to discuss audit related matters. He held one meeting with an investor holding approximately 1.5% of the share capital.

Members of the Board are always happy to engage with investors, if they have matters they wish to raise with the non-executive team. Please contact the Company Secretary to arrange a suitable time to meet.

A short report on our major shareholders and any significant changes in their holdings since the previous meeting is reviewed at each Board meeting. The Chairman and Non-Executive Directors report back to the Board following their meetings with investors. Olivier Bohuon routinely reports on any concerns or issues that shareholders have raised with him in their meetings. Copies of the analyst reports on the Company and its peers are also circulated to Directors.

PURCHASE OF ORDINARY SHARES

In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled as we stated in Note 19.2 of the accounts on page 152.

60	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RESPONSIBILITY & ACTIVITY CONTINUED
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

–  Approving Group policies relating to sustainability, health and safety, Code of Conduct and Code of Share Dealing and other matters.

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

RISK – Overseeing the Group’s risk management programme. – Regularly reviewing the risk register. – Overseeing risk management processes (see pages 42 to 46 for further details).

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

61	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

BOARD TIMETABLE 2016

EARLY FEBRUARY
Approval of Preliminary Announcement

–  Reviewed the results for the full year 2015 and the preliminary announcement and approved the final dividend to be recommended to shareholders for approval.

–  Reviewed and approved the annual risk management report.

–  Reviewed and approved the payment of the dividend.

–  Approved the Budget for 2016 and the Long-Range Plan for 2016-2020.

–  Received updates on the business in China and Saudi Arabia.

–  Reviewed the Group Optimisation Plan.

–  Reviewed the results of the review into the effectiveness of the Board in 2016 and agreed action points for 2016.

–  Reviewed and accepted an increase in the fees paid to Non-Executive Director Fees.

LATE FEBRUARY (VIA VOICE CONFERENCE)
Approval of Financial Statements

–  Reviewed and approved the Annual Report and Accounts for 2015, having determined that they were fair, balanced and understandable.

–  Reviewed and approved the Notice of Annual General Meeting and related documentation.

APRIL
– Received a review of recent acquisitions. – Approved the Sustainability Report. – Prepared for the Annual General Meeting to be held later that day.

MAY (VIA VOICE CONFERENCE)
– Reviewed the results for the first quarter 2016 and approved the Q1 trading statement announcement.

JULY

–  Reviewed the results for the first half 2016 and approved the H1 announcement, having considered management’s judgement in a number of areas, and approved payment of the interim dividend.

–  Received and considered a report analysing the progress of recent acquisitions against expectations at the time of acquisition.

–  Received and discussed the annual review of Group Insurances.

–  Reviewed the North American Process Optimisation Project.

SEPTEMBER (IN NICE, FRANCE)
Strategy Review
– Received an update on Corporate Development. – Approved the renewal of the Directors’ and Officers’ Liability insurance.

EARLY NOVEMBER (IN BOSTON, MASSACHUSETTS)
Approval of Q3 Trading Statement

–  Reviewed the results for the third quarter 2016 and approved the Q3 trading statement announcement.

–  Received an update on Research & Development.

–  Received an update on the Compliance Programme.

–  Approved the Sustainability Policy 2020.

LATE NOVEMBER
Approval of Budget

–  Approved the Budget for 2017.

–  Received an update relating to the UK Defined Benefit Pension Plan.

–  Received an update on Latin America.

–  Reviewed the annual Succession Planning Report.

–  Reviewed the Report on Sales Force Excellence.

62	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RESPONSIBILITY & ACTIVITY CONTINUED

EFFECTIVENESS continued

Since the year end, we have also approved the Annual Report and Accounts for 2016 and have concluded that, taken as a whole, they are fair, balanced and understandable. We have approved the Notice of Annual General Meeting, recommended the final dividend to shareholders and have received and discussed the report on the effectiveness of the Board in 2016.

Each meeting was preceded by a meeting between the Chairman and the Non-Executive Directors without the Executive Directors and management in attendance. Unless otherwise stated, meetings are held in London, UK.

At each meeting, we approved the minutes of the previous meetings, reviewed matters arising and received reports and updates from the Chief Executive Officer, the Chief Financial Officer, the Chief Corporate Development Officer, the Chief Legal Officer and the Company Secretary. We also received reports from the chairmen of the Board Committees on the activities of these Committees since the previous meeting.

BOARD AND COMMITTEE ATTENDANCE

Director	Board Member since	Board meetings (8 meetings)	Audit Committee meetings (7 meetings)	Remuneration Committee meetings (6 meetings)	Nomination & Governance Committee meetings (5 meetings)	Ethics & Compliance Committee meetings (4 meetings)
Roberto Quarta	December 2013	8/8	–	6/6	5/5	–
Olivier Bohuon[1]	April 2011	6/8	–	–	–	–
Julie Brown	February 2013	8/8	–	–	–	–
Vinita Bali[2]	December 2014	7/8	–	5/6	–	4/4
Ian Barlow	March 2010	8/8	7/7	–	–	4/4
Virginia Bottomley	April 2012	8/8	–	6/6	5/5	–
Erik Engstrom	1 January 2015	8/8	7/7	–	–	–
Robin Freestone	1 September 2015	8/8	7/7	6/6	–	–
Michael Friedman	April 2013	8/8	–	–	–	4/4
Brian Larcombe[3]	March 2002	7/8	5/7	5/6	5/5	–
Joseph Papa	August 2008	8/8	7/7	6/6	–	4/4

1	Olivier Bohuon missed two Board meetings due to illness.

2	Vinita Bali missed one Board meeting and one meeting of the Remuneration Committee, on the same day, due to a prior appointment.

3	Brian Larcombe missed one Board meeting, one meeting of the Audit Committee, and one meeting of the Remuneration Committee, all on the same day, due to a prior appointment. He also missed one meeting of the Audit Committee due to a funeral.

63	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

BOARD EFFECTIVENESS REVIEW

The last externally facilitated Board Effectiveness Review was carried out in 2015 by Independent Audit. Progress against the areas identified for attention last year are shown in the table below.

The Board Effectiveness Review in 2016 was internally facilitated by Brian Larcombe, Senior Independent Director assisted by the Company Secretary. The 2016 review comprised a questionnaire completed by each member of the Board. This questionnaire focused on the progress made addressing the issues raised in previous Board Evaluations as well as looking into how the Board had handled particular topics throughout the year. Brian Larcombe then conducted individual interviews with each Board member. He also chaired a meeting of the Non-Executive Directors specifically to discuss the performance of the Chairman.

In January 2017, he prepared a report, detailing his findings, which he shared with the Chairman. The report was then discussed by the full Board in February 2017.

In discussion, we concluded that the Board was a committed and engaged Board and that there were good processes in place to enable the directors to fulfil their duties responsibly. We noted that a number of enhancements had been made to some of these processes during the year to enable the Board to perform more effectively and efficiently. Overall, we were satisfied that effective controls were in place.

However, we also observed that the financial performance of the Company had been below our expectations in 2016. This had led us to consider whether the Board was actually as effective as our processes implied. We then considered ways in which we as a Board could better support management to improve performance, help frame future action plans and to hold management more accountable for delivery. The areas for improvement we have identified for 2017 are:

–	Gaining a deeper understanding of why our competitors are enjoying superior growth rates compared with us so that we can help management identify, acquire and develop the resources they need to compete more effectively in our chosen markets.

–	Gaining a better understanding of the changing market dynamics in our chosen markets, focusing on identifying the different categories of customer and the pricing and reimbursement drivers which are in play, so that we can support and challenge management more effectively when they seek approval for projects to address these changing conditions.

–	Playing a more active role in supporting management develop the robust succession plans for senior executive positions.

–	Encouraging management to develop metrics and dashboards on a wider range of issues beyond financial metrics, particularly in the areas of Human Resources and R&D and ensuring that we regularly monitor progress against these metrics.

The areas for attention identified in the 2015 review have been addressed as follows:

ACTIONS IDENTIFIED	ACTION TAKEN
Further opportunities to be identified to enable greater engagement with the Non-Executive Directors for them to provide input on matters brought before the Board.

There have been increased opportunities during the year for Non-Executive Directors to work more closely with management, providing guidance and expertise between Board meetings, particularly in the areas of determining appropriate measures for incentive plans and enhancing the risk management programme. However, both the Board and the executive team recognise that this is an area which could be developed further in 2017.

The development of a programme for Non-Executive Directors to get to know the business better outside the scheduled Board visits.

During the year, some of the Non-Executive Directors have accompanied our sales representatives on hospital visits, have met with surgeons using our products and observed operations. The Board recognises that this is an area which could be developed further in 2017.

Continuous review of the Board agenda to ensure sufficient time is devoted to HR and people related matters, risk and mitigations and the innovation pipeline.

A comprehensive review of agenda planning was carried out during the year to ensure that sufficient time was set aside at Board and Committee meetings throughout the year to discuss the matters identified at the previous Board Evaluation. In addition, the Strategy Review in September included sessions on our culture and values, the development of new products and our risk management programme.

64	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

RESPONSIBILITY & ACTIVITY CONTINUED

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

During the course of the year, we receive updates at the Board and Committee meetings on external corporate governance changes likely to impact the Company in the future. In 2016, we particularly focused on the new requirements under the European Market Abuse Regulations.

New Directors receive tailored induction programmes when they join the Board, although there were no new Directors appointed in 2016. All Non-Executive Directors are encouraged to visit our overseas businesses, if they happen to be travelling for other purposes. Our local management teams enjoy welcoming Non-Executive Directors to their business and it emphasises the interest the Board takes in all our operations. The Chairman regularly reviews the development needs of individual Directors and the Board as a whole.

SUCCESSION PLANNING

The Board is responsible for ensuring that there are effective succession plans in place to ensure the orderly appointment of Directors to the Board, as and when vacancies arise. The report from the Nomination & Governance Committee on pages 65 to 66 explains the process the Board and the Nomination & Governance Committee followed in 2016 to build a balanced Board for the future in undertaking the search for new Non-Executive Directors.

Building a successful executive team is the responsibility of the Chief Executive Officer, although this process is also overseen by the Board. The Chief Executive Officer and Chief Human Resources Officer present a report to the Board on Succession Planning on an annual basis, at which the performance and potential of members of the executive team are discussed and considered. The Board is also given a number of opportunities during the course of the year to meet key members of the executive team at the Strategy Review held annually in September and at the site visits held in November each year. Executive Officers and their direct reports also make regular presentations on different aspects of the business. The Board recognises the importance of getting to know the executive team below Board level both for the purpose of understanding the business better but also in order to plan for executive succession.

DEVELOPMENT ACTIVITIES

The following development sessions covering both the Smith & Nephew business and wider market issues were held during the year:

APRIL
– Internal presentation on the competitive landscape facing the Company.

JULY

–  Presentation from our Auditor, KPMG, on External Reporting trends, covering changing accounting standards and updates on financial reporting, the SEC and corporate governance changes relating to Audit Committees and Auditors.

SEPTEMBER
– Presentations from the entire executive team as part of the Board’s Strategy Review. – Board discussion on Risk as part of the Board’s Strategy discussions.

NOVEMBER

–  Visit to the Company’s site in Andover, Massachusetts and meetings with the US executive team.

–  Series of presentations from our Sports Medicine management team and leading surgeons in the field on developments and innovation in sports medicine and looking at our response to changing demands in this area and the development of new products to address these demands.

–  Presentation on the US Wound business.

By order of the Board, on 22 February 2017

Roberto Quarta

Chairman

65	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

NOMINATION & GOVERNANCE COMMITTEE REPORT

ACCOUNTABILITY

Nomination & Governance Committee CURRENT MEMBERS IN 2016

	Member since	Meetings attended

Roberto Quarta (Chairman)	April 2014	5/5

Virginia Bottomley	April 2014	5/5

Brian Larcombe[1]	April 2011	5/5

1  Brian Larcombe will retire from the Board at the Annual General Meeting. He will be replaced as Senior Independent Director and member of the Nomination & Governance Committee by Ian Barlow.

2017 FOCUS

Continue the search for a Non-Executive Director to join the Board during 2017 and to replace Joseph Papa as Chairman of the Remuneration Committee on his retirement from the Board in 2018.

DEAR SHAREHOLDER,

I am pleased to present the 2016 report of the Nomination & Governance Committee.

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

The terms of reference of the Nomination & Governance Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

ACTIVITIES OF THE NOMINATION & GOVERNANCE COMMITTEE IN 2016 AND SINCE THE YEAR END

In 2016, we held three physical meetings and one via voice conference. Each meeting was attended by all members of the Committee. The Company Secretary also attended by invitation. In between each meeting, various discussions were held between members of the Nomination & Governance Committee and the external search agent. Our programme of work in 2016 was as follows:

EARLY FEBRUARY

Activities related to the year end

–  Considered and approved the re-appointment of Directors who had completed three or six years’ service and the annual appointment of Directors serving in excess of nine years.

–  Reviewed the composition of each committee.

–  Reviewed and noted the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.

–  Reviewed the proposed Governance Structure of executive committees.

JULY

Resignation of Julie Brown (via voice conference) – Received and accepted the resignation of Julie Brown as Chief Financial Officer. – Agreed to begin a search for a new Chief Financial Officer.

MID NOVEMBER

Appointment of new Chief Financial Officer – Resolved to recommend to the Board that Graham Baker be offered the position of Chief Financial Officer.

66	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOMINATION & GOVERNANCE COMMITTEE REPORT

ACCOUNTABILITY continued

LATE NOVEMBER

Appointment of Chief Financial Officer and Committee Chairs

–  Received an update that Graham Baker had accepted the position of Chief Financial Officer, effective 1 March 2017.

–  Resolved that Robin Freestone should replace Ian Barlow as Chairman of the Audit Committee effective 1 March 2017.

–  Received an update regarding potential replacements for Joseph Papa as Chairman of the Remuneration Committee.

–  Received an update from the Chairman regarding the appointment of a new Senior Independent Director in 2017.

Since the year end, we have also discussed the future structure of the Board.

CHIEF FINANCIAL OFFICER

In July 2016, Julie Brown resigned as Chief Financial Officer to take up an alternative position outside the Company, in January 2017. The Nomination & Governance Committee together with Olivier Bohuon (Chief Executive Officer) and Elga Lohler (Chief Human Resources Officer) and, advised by Russell Reynolds, undertook a search for her replacement. A number of candidates were interviewed by the Chief Executive Officer, the Chairman of the Board, the Chairman of the Audit Committee and a number of other Non-Executive Directors. Graham Baker will be joining the Board on 1 March 2017 as Chief Financial Officer. In the interim period, members of the finance team have been carrying out the duties of the Chief Financial Officer. They have been supported in this by Robin Freestone.

NON-EXECUTIVE DIRECTORS

Following a number of appointments in 2015, there were no changes to the Non-Executive Directors in 2016. In February 2016, we asked Brian Larcombe to remain as Senior Independent Director for an additional year in order to support me as Chairman, should I have been required to provide additional executive oversight during the Chief Executive Officer’s period of illness. Now that Olivier Bohuon has fully returned to work and I will not be called upon to carry out any executive duties, Brian Larcombe will retire from the Board at the Annual General Meeting on 6 April 2017 after 16 years’ service to the Company, a period during which we have all been indebted to him for his wise counsel, advice and insight. Ian Barlow will replace Brian Larcombe as Senior Independent Director on 6 April 2017, subject to his re-election at the Annual General Meeting.

Ian Barlow has served on our Board as Chairman of the Audit Committee since 2010. He knows the Company well and has a sound understanding of the governance and regulatory requirements of the Board. He has also met some of our shareholders in his previous role.

Robin Freestone will take over the role of Chairman of the Audit Committee from Ian Barlow with effect from 1 March 2017. Robin has served as a Non-Executive Director of the Board and member of the Audit Committee and the Remuneration Committee for a period of 18 months. Prior to his appointment to the Board, he was a well-regarded FTSE 100 Chief Financial Officer and he has brought relevant expertise and insight to the Audit Committee. His appointment as Chairman of the Audit Committee is designed to coincide with the appointment of Graham Baker to enable the Chief Financial Officer and Chairman of the Audit Committee to build a constructive working relationship together.

In August 2017, Joseph Papa will have served on the Board for nine years, the past six years as Chairman of the Remuneration Committee. We are in the process of conducting a search for his successor. The intention is that we shall appoint a new Non-Executive Director who will join the Board and serve for a period of one year, before taking over from Joseph Papa as Chairman of the Remuneration Committee sometime in 2018, at which point Joseph Papa will retire from the Board. In selecting this new Board member, we are following a similar process as in previous years, advised by Zygos. Candidates will be interviewed by myself and a number of Non-Executive Directors. We will announce the appointment in due course, when a final decision has been made.

DIVERSITY

We aim to have a Board which represents a wide range of backgrounds, skills and experiences. We also value a diversity of outlook, approach and style in our Board members. We believe that a balanced Board is better equipped to consider matters from a broader perspective and therefore come to decisions that have considered a wider range of issues and perspectives than would be the case in a more homogenous Board. Diversity is not simply a matter of gender, ethnicity or other easily measurable characteristics. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical adherence to governance or regulatory matters to understand the business in which we operate. It needs some members with a long corporate memory and others who bring new insights from other fields. There needs to be both support and challenge on the Board as well as a balance of gender and commercial and international experience. When selecting new members for the Board, we take these considerations into account, as well as professional background. A new Board member needs to fit in with their fellow Board members, but also needs to provide a new way of looking at things.

In 2012, we stated that our expectation would be that by 2015, 25% of our Board would be female and we have met this expectation. During 2016, 27% of our Board was female. However, with the departures of Julie Brown and Brian Larcombe from the Board and the upcoming appointment of Graham Baker as the new Chief Financial Officer, this percentage will drop to 20%. We have always recognised that the number of Board members will fluctuate from time to time and that we would not necessarily expect to replace any retiring Director with a new Director of the same gender. We have continued to appoint our Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender. We are still committed to the principles of diversity and would aim to meet or exceed the expected target of 25% of the Board being female as future appointments are made. Looking forward, we shall work towards a Board with 33% being female in line with the Hampton-Alexander Review.

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

Roberto Quarta

Chairman of the Nomination & Governance Committee

67	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

ETHICS & COMPLIANCE COMMITTEE REPORT

Ethics & Compliance Committee

CURRENT MEMBERS IN 2016

	Member	Meetings
	since	attended
Michael A. Friedman (Chairman)	August 2014	4/4
Vinita Bali	April 2015	4/4
Ian Barlow	October 2014	4/4
Joseph Papa	April 2008	4/4

2017 FOCUS

–	Continue to enhance oversight of quality and regulatory matters, including review of data for trends and patterns and proactively working to minimise associated risks.

–	Continue to review potentially significant compliance issues detected through the auditing, monitoring and reporting processes.

–	Continue to review compliance process enhancements and improvements, including revised standards for healthcare professional interaction and for distributors and agents.

DEAR SHAREHOLDER,

I am pleased to present the 2016 report of the Ethics & Compliance Committee.

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

Quality Assurance and Regulatory Affairs (QARA)

–	Overseeing the processes by which regulatory and quality risks relating to the Company and its operations are identified and managed.

–	Receiving and considering regular functional reports and presentations from the President of Global Operations, SVP of Quality Assurance and other Officers.

The terms of reference of the Ethics & Compliance Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

ACTIVITIES OF THE ETHICS & COMPLIANCE COMMITTEE IN 2016 AND SINCE THE YEAR END

In 2016, we held four physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal Officer, the Chief Compliance Officer, the SVP of Quality and the President of Global Operations also attended all of the meetings by invitation.

Our programme of work in 2016 included the following:

FEBRUARY

–	Noted that the Deferred Prosecution Agreement entered into by ArthroCare had expired on 7 January 2016 and the related criminal case was dismissed on 12 January 2016.

–	Received an update regarding the QARA function.

–	Noted the Compliance Programme performance measures for 2015 and reviewed update on China compliance.

APRIL

–	Received a report regarding the compliance programme in India.

–	Received a report regarding the Third Party Seller compliance programme.

–	Received an updated regarding the QARA function.

JULY

–	Received an update regarding the QARA function.

68	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

ETHICS & COMPLIANCE COMMITTEE REPORT
ACCOUNTABILITY continued

NOVEMBER (IN BOSTON, MASSACHUSETTS)

–  Received an update regarding the QARA function.

–  Received a report on Product Complaints.

–  Received a report reviewing the lessons learned from the Mergers & Acquisitions process.

–  Received a report on distributor levels and growth and audit findings.

At each meeting we noted and considered the activities of compliance and enforcement agencies and investigation of possible improprieties. We also reviewed a report on the activities of the Group Ethics & Compliance Committee and reviewed the progress of the Global Compliance Programme.

Since the year end, we have also reviewed the work of the Group Ethics & Compliance Committee meeting held in November 2016, considered the compliance implications of recent acquisitions and continued our oversight of the QARA function.

OVERSIGHT OF QUALITY AND REGULATORY

Product safety is at the heart of our business. Regulatory authorities across the world enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. During the year, we oversaw the quality and regulatory activities of our business. At each meeting, we received a report on quality and regulatory matters from the SVP Quality and the President of Global Operations.

We reviewed the results of inspections carried out by the US Food and Drug Administration and other regulators and monitored the progress of improvement works required following some of these inspections, using a dashboard which highlighted progress being made. We also monitored the work being undertaken to help our manufacturing sites to prepare for future inspections.

We requested an in-depth report from management into our complaint handling process. This report explained our approach to complaint handling, our progress at reducing a backlog of complaints, how we categorised different complaints and how we trained our staff to recognise and escalate complaints received by the business appropriately.

We reviewed the results of quality audits undertaken during the year, approved follow up actions and monitored progress made to address these actions.

OVERSIGHT OF ETHICS & COMPLIANCE

‘Doing the right thing’ is part of our licence to operate. Business practices in the healthcare industry are subject to increasing scrutiny by government authorities in many countries. During the year, we oversaw the ethics and compliance activities of our business. At each meeting we received a report on ethics and compliance matters from the Chief Compliance Officer and a legal update on these matters from the Chief Legal Officer.

We continually review our compliance programme as it relates to third party sellers (such as distributors and sales agents), particularly in higher risk markets. This programme includes due diligence, contracts with compliance terms, compliance training, site assessments to check compliance controls and monitoring visits to review books and records. During the year, we undertook a review into our third party sellers in India.

We ensure that comprehensive due diligence is carried out prior to an acquisition and throughout the acquisition process to ensure that new businesses are integrated into the Smith & Nephew compliance culture as soon and as consistently as possible and that all new employees are immediately aware of how we do things at Smith & Nephew. During the year, we received a report from management on the ethics and compliance lessons learned from our mergers and acquisitions process.

We oversee the employee compliance training programme, ensuring that all new employees are trained on our Code of Conduct, which sets out our basic legal and ethical principles for conducting business. We are updated on significant calls made to our whistle-blower line, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law) and are updated on any potentially significant improprieties and the Company’s response. We received reports from management on the number of employees not completing required ethics and compliance training on time.

Michael A. Friedman

Chairman of the Ethics & Compliance Committee

69	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

AUDIT COMMITTEE REPORT

Audit Committee
CURRENT MEMBERS IN 2016

	Member since	Meetings attended

Ian Barlow (Chairman)[1,2]	May 2010	7/7

Erik Engstrom	January 2015	7/7

Robin Freestone[1,2]	September 2015	7/7

Brian Larcombe[3]	January 2003	5/7

Joseph Papa	February 2011	7/7

1  Robin Freestone will be appointed Chairman of the Audit Committee on 1 March 2017, succeeding Ian Barlow, who will remain as a member of the Committee.

2  Designated financial expert.

3  Brian Larcombe will be retiring from the Board and the Audit Committee at the Annual General Meeting to be held on 6 April 2017.

2017 FOCUS

–  To provide assurance over the next phase of the Group’s ERP implementation across the North American businesses.

–  To extend the breadth of the assurance activities to include other risk areas such as product risk linking into the Group’s top risk items.

DEAR SHAREHOLDER,

Your Audit Committee has had another busy year, meeting seven times. Aside from the routine matters that form the backbone of the Committee’s activities, which are detailed in our report, we spent significant time monitoring a number of improvement initiatives summarised below.

We continue to benefit from an experienced set of Committee members comprising Robin Freestone and I, with significant accounting and finance backgrounds and our three other members, Joe Papa and Erik Engstrom, both serving Chief Executive Officers of large listed global companies and Brian Larcombe, a former FTSE 100 Chief Executive Officer and Chief Financial Officer. Brian will be retiring as a Director at this year’s AGM and I would like to thank him for his support over many years on this Committee.

Our Head of Internal Audit, Jenny Morgan, is also leaving us this spring. She had done a great job in improving the capabilities and scope of our Internal Audit function and, on behalf of our Committee, I would like to thank her for her leadership and wish her well in her future career.

With the appointment of a new Chief Financial Officer, Graham Baker, and prospectively of a new Head of Internal Audit, I thought it was the right time after serving for seven years to hand on the Chairmanship of the Committee to Robin Freestone, a former Chief Financial Officer of a large listed company and now Audit Chairman of a listed company. I will remain as a member of the Committee. These changes are effective from 1 March 2017.

Our auditor, KPMG, has completed their second year’s audit and continue to provide robust challenge and to suggest areas where we can improve our internal controls. You will see more detail of their work and conclusions in their audit report.

The main non-routine matters we dealt with during the year were:

–	Improvements in our risk management; led by Susan Swabey, Company Secretary, who has assumed leadership for risk management, developing our processes for risk management, our approach to risk appetite and improving alignment between the Board’s assessment of risk and the underlying risk registers generated by management. This work will continue into 2017 with deep dives planned for the Board to examine risk through the lens of our products and also considering risk from a cross functional perspective.

–	Further improvements in our internal controls to ensure Sarbanes-Oxley compliance under robust challenge from our external auditors.

–	Monitoring the Company’s Minimum Acceptable Practices (MAPs) for internal control which are most relevant to our smaller markets which are outside the scope of Sarbanes-Oxley. We have set a goal of 100% compliance (currently 95%, as self-assessed by management) with these practices and expect this to be achieved during 2017.

–	Monitoring the Finance Transformation project which is planned to deliver significant cost savings and improvements to internal control and be completed by the end of 2018.

–	Reviewing correspondence with the US Securities and Exchange Commission (SEC) ensuring any necessary action is reflected in the 2016 Annual Report and 20-F.

Ian Barlow

Chairman of the Audit Committee

70	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

AUDIT COMMITTEE REPORT
ACCOUNTABILITY continued

ROLE OF THE AUDIT COMMITTEE

Our work falls into the following six areas:

Financial reporting

–	Reviewing significant financial reporting judgements and accounting policies and compliance with accounting standards.

–	Ensuring the integrity of the financial statements and their compliance with UK and US statutory requirements.

–	Ensuring the Annual Report and Accounts are fair, balanced and understandable and recommending their adoption by the Board.

–	Monitoring announcements relating to the Group’s financial performance.

Internal controls

–	Monitoring the effectiveness of internal controls and compliance with the UK Corporate Governance Code 2016 and the Sarbanes-Oxley Act, specifically sections 302 and 404.

–	Reviewing the operation of the Group’s risk management processes and the control environment over financial risks.

Risk management

–	On behalf of the Board, reviewing and ensuring oversight of the processes by which risks are managed, through regular functional reports and presentations, and reporting any issues arising out of such reviews to the Board.

–	Reviewing the process undertaken and deep-dive work required to complete the Viability Statement and recommending its adoption to the Board.

Fraud and whistle-blowing

–	Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing.

–	If required, receiving reports of fraud incidents.

Internal audit

–	Agreeing Internal Audit plans and reviewing reports of Internal Audit work.

–	Monitoring the effectiveness of the Internal Audit function.

–	Reviewing the control observations made by the Internal Auditor, the adequacy of management’s response to recommendations and the status of any unremediated actions.

External audit

–	Overseeing the Board’s relationship with the external auditor.

–	Monitoring and reviewing the independence and performance of the external auditor and evaluating their effectiveness.

–	Making recommendations to the Board for the appointment or reappointment of the external auditor.

The terms of reference of the Audit Committee describe our role and responsibilities more fully and can be found on our website, www.smith-nephew.com, where further information can be found for permitted non-audit services.

ACTIVITIES OF THE AUDIT COMMITTEE IN 2016 AND SINCE THE YEAR END

In 2016, we held five physical meetings and two meetings via voice conference. Each meeting was attended by all appointed members of the Committee (except Brian Larcombe, who missed two meetings this year). The Chairman, the Chief Executive Officer, the Chief Financial Officer, the Head of Internal Audit, the external auditor, and key members of the finance function, the Company Secretary and Deputy Company Secretary also attended by invitation. We also met with the external auditor and the Internal Auditor without management present. Our programme of work in 2016 was as follows:

EARLY FEBRUARY

Approval of Preliminary Announcement

–  Reviewed the results for the full year 2015 and the preliminary announcement and recommended them for adoption by the Board.

–  Reviewed the effectiveness of financial controls and of the risk management process and identified areas for improvement in 2016.

–  Reviewed compliance with UK Corporate Governance and US Corporate Governance.

–  Received the Internal Audit Report and approved the Internal Audit progress report for 2016.

–  Received a report from Internal Audit regarding operations in China.

–  Received the Quality Assurance Report and approved the Quality Assurance work programme for 2016.

–  Received the fraud report and reviewed whistle-blowing procedures.

–  Received the Viability Statement and confirmed that the Company is a viable entity for the assessed forthcoming three-year period.

–  Confirmed the independence of KPMG as external auditor.

–  Approved KPMG external audit fees and the policy for approval of KPMG non-audit tax fees and noted fees paid to other major audit firms.

LATE FEBRUARY (VIA VOICE CONFERENCE)

Approval of Financial Statements

–  Reviewed and approved the Annual Report and Accounts for 2015, having agreed that they were fair balanced and understandable, and recommended them for adoption by the Board.

–  Considered the effectiveness of the external auditor and concluded that their work had been effective.

–  Reviewed the implementation process for Minimum Acceptable Practices for the Finance function and other control initiatives.

71	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

APRIL

–  Reviewed the control themes and observations of the external auditor and concluded that they had met expectations.

–  Approved the Sustainability Report and its verification process.

–  Received a corporate governance update for 2017 corporate reporting.

MAY (VIA VOICE CONFERENCE)

Approval of Q1 Trading Statement

–  Reviewed the Q1 2016 Trading Report and approved the Q1 announcement.

–  Approved the Company’s policy and report on Conflict Minerals for submission to the NYSE.

JULY

Approval of H1 results

–  Reviewed the results for the first half 2016 and approved the H1 announcement.

–  Reviewed and approved the external auditor’s Integrated Audit Plan for 2016.

–  Received an update regarding the progress made on moving UK operations to Croxley Park.

–  Reviewed accounting for disposal of Gynaecology business.

EARLY NOVEMBER (IN BOSTON, MASSACHUSETTS)

Approval of Q3 Trading Statement

–  Reviewed the Q3 2016 Trading Report and approved the Q3 announcement.

–  Reviewed the Progress Reports from the external auditor on Q3 2016 and from Internal Audit on their work.

–  Received an update on new reporting, regulatory and governance requirements.

–  Approved the risk management process.

–  Approved the year-end certification process.

–  Received a report regarding Cyber Risk.

–  Reviewed the progress of recent transactions against expectations at the time of the acquisition.

LATE NOVEMBER

Review of Functional Reports

–  Received and discussed a report on the Finance Transformation project.

–  Received a report from the Internal Audit function focusing on instances of fraud.

–  Reviewed and approved the layout and design of the Annual Report 2016.

–  Received and discussed a report on Group tax strategy and management of risk.

–  Reviewed the process being undertaken to support the making of the Viability Statement.

–  Considered and approved critical accounting policies and judgements in advance of the 2016 year end.

–  Received an update from KPMG on the external audit and preliminary Sarbanes-Oxley findings.

Since the year end, we have also reviewed the Annual Report and Accounts for 2016 and have concluded that taken as a whole, they are fair, balanced and understandable and have advised the full Board accordingly. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 8 to 9, risks and the key performance indicators and their link to the strategy.

72	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

AUDIT COMMITTEE REPORT
ACCOUNTABILITY continued

SIGNIFICANT MATTERS RELATED TO THE FINANCIAL STATEMENTS

We considered the following key areas of judgement in relation to the 2016 accounts and at each half-year and quarterly trading report, which we discussed in all cases with management and the external auditor:

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

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 20% at 31 December 2016 (21% as at 31 December 2015). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

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

Our action

As members of the Board, we receive regular updates from the Chief Legal Officer. These updates form the basis for the level of provisioning. The Group carries a provision relating to potential liabilities arising on its portfolio of modular metal-on-metal hip products of $163 million as of 31 December 2016. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions, including the number of claimants and projected value of each settlement. The legal judgements have not moved materially during the year, with some cases having been resolved, and some new matters arising. We have determined that the proposed levels of provisioning at year end of $225 million included within ‘provisions’ in Note 17.1 in 2016 ($271 million in 2015) were appropriate in the circumstances.

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

Our action

We reviewed management’s reports on the key assumptions with respect to goodwill, acquisition intangible assets and investments in associates – particularly the forecast future cash flows and discount rates used to make these calculations. We noted the impairment charge of $48 million that has been recorded in 2016, the principal component of which related to the Oasis brand. We challenged the key assumptions used in the assessment, especially in light of this being a second impairment charge and concluded that the external facts that had impacted management judgement were appropriately considered. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.

Taxation

The Group operates in numerous tax jurisdictions around the world and at any given time the Group has years outstanding and is involved in disputes and tax audits. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of provision whenever necessary.

Our action

We annually review our processes and approve the principles for management of tax risks. We review quarterly reports from management evaluating existing risks and tax provisions. Based on a thorough report from management of tax liabilities and our challenge of the basis of any tax provisions recorded, we concluded that the levels of provisions and disclosures were appropriate.

Business combinations

The Group has identified ‘growth through acquisitions’ as one of its Strategic Priorities.

Our action

For completed acquisitions, we received a report from management setting out the significant assets and liabilities acquired, details of the provisional fair value adjustments applied, an analysis of the intangible assets acquired, the assumptions behind the valuation of these acquired intangible assets and the proposed useful economic life of each intangible asset class. For material acquisitions, management engage third party specialists to perform a detailed analysis, summaries of which are included in management reports. We reviewed, discussed, challenged and approved these summaries for Blue Belt Technologies. During 2016, we also considered and concurred with management that there had been no changes to the provisional fair values recognised in the 2015 acquisitions in Colombia and Russia.

73	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

We believe that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded. The policy also governs our approach when we require our external auditor to carry out non-audit services, and all such services are strictly governed by this policy.

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority Order which came into effect from 1 January 2015.

Effectiveness of external auditors

We conducted a review into the effectiveness of the external audit as part of the 2016 year end process, in line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Boards in the UK and US and determined that we were satisfied with the audit quality provided by KPMG.

Overall therefore, we concluded that KPMG had carried out their audit for 2016 effectively.

Appointment of external auditors at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 6 April 2017 proposing the re-appointment of KPMG LLP as the Company’s auditor and authorising the Board to determine their remuneration, on the recommendation of the Audit Committee.

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

Non-Audit Fees Paid to the Auditor

Non-audit fees are subject to approval in line with the Auditor Independence Policy which is reviewed annually and forms part of the terms of reference of the Audit Committee.

The Audit Committee recognise the importance of the independence of the external auditor and ensures that the Auditor’s independence should not be breached. The Audit Committee ensures that the Auditor does not receive a fee from the Company or its subsidiaries that would be deemed large enough to impact its independence or be deemed a contingent fee. The total fees for permitted non-audit services shall be no more than 70% of the average of the fees paid in the last three consecutive financial years for the statutory audits of the Company and its subsidiaries. In light of the Financial Reporting Council’s revised Ethical Standards, we have revised our Auditor Independence Policy.

Any pre-approved aggregate, individual amounts up to $25,000 may be authorised by the Senior Vice-President Tax and Senior Vice-President Group Finance respectively and amounts up to $50,000 by the Chief Financial Officer. Any individual amount over $50,000 must be pre-approved by the Chairman of the Audit Committee. If unforeseen additional permitted services are required, or any which exceed the amounts approved, again pre-approval by the Chairman of the Audit Committee is required.

The following reflects the non-audit fees incurred with KPMG in 2016:

Both the below pieces of work were approved by the Chairman of the Audit Committee:

		2016
		$ million
Tax compliance services	Assistance with tax compliance in a number of smaller markets; Singapore, Malaysia, Thailand, India and Finland.	0.10
Pension advice	Advice on the impact of changes to pension benefits for the UK defined benefit scheme.	0.50
Other		0.04

Tax compliance services conducted by KPMG will be discontinued in 2017 with the exception of countries where it is required by law for the auditor to conduct these services.

The ratio of non-audit fees to audit fees for the year ended 31 December 2015 was 0.25. The ratio of non-audit fees to audit fees for the year ended 31 December 2016 is 0.25.

Full details are shown in Note 3.2 of the Notes to the Group accounts.

74	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

AUDIT COMMITTEE REPORT
ACCOUNTABILITY continued

Audit Fees paid to the Auditor

Fees for professional services provided by KPMG LLP, the Group’s independent auditors in each of the last two fiscal years, in each of the following categories were:

	2016 $ million	2015 $ million
Audit	4	4
Audit-related fees	–	–
Total	4	4

INTERNAL AUDIT

Our Internal Audit function reports directly to the Audit Committee. The Internal Audit function carries out work across the Group acting as a third line of defence. The audit coverage is based on risk with the focus for 2016 being assurance over the Group’s SAP implementation, finance transformation, US inventory processes and core financial controls across the Group. Non-financial reviews included Group Complaints and Compliance in addition to an increased focus on IT audit and post implementation reviews.

During the year, they completed 40 reviews across the business. The Audit Committee receives a quarterly report of the activities of the Internal Audit function and reviews the results of the Internal Audit reports, looking in detail at any reports with unsatisfactory ratings. We also receive a quarterly report detailing any un-remediated and overdue control recommendations and oversee the effective and timely remediation of any recommendations.

Of particular note in 2016 were the Internal Audit reviews conducted in China and the LATAM region. Each review was discussed at the Audit Committee with presentations from Internal Audit and Executive Regional management. Remediation of agreed actions is monitored by the Audit Committee at each Committee meeting. There has been continued focus on Emerging Markets, with reviews of Brazil, Mexico, Saudi Arabia, Turkey and Russia.

In 2017, we will continue to monitor Internal Audit’s scope of work and operational methods to ensure that it continues to play a full role in providing assurance over the Group’s identification and management of risk and its associated controls.

RISK MANAGEMENT PROGRAMME

Whilst the Board is responsible for ensuring oversight of strategic risks relating to the Company, determining an appropriate level of risk appetite, and monitoring risks through a range of Board and Board Committee processes, the Audit Committee is responsible for ensuring oversight of the processes by which operational risks, relating to the Company and its operations are managed and for reviewing financial risks and the operating effectiveness of the Group’s risk management process.

During the year, we reviewed our risk management processes at our meetings in February, July and November. We approved the risk management programme for 2016 and monitored performance against that plan specifically reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business. We also reviewed and evaluated the work undertaken by the executive team in identifying the specific risks which could impact the strategic priorities and the key products in their area.

We also undertook deep dives into key risks impacting our business including the economic conditions impacting our business in China, our plans for addressing IT and Cyber Security risks, our processes for handling of product complaints, and the impact of moving many of our corporate head office roles out of London.

Since the year end, we have reviewed a report from the Internal Audit function into the effectiveness of the risk management programme throughout the year. We considered the principal risks, the actions taken by management to review those risks and the Board risk appetite in respect of each risk.

We concluded that the risk management process during 2016 and up to the date of approval of this Annual Report was effective. Work will continue in 2017 and beyond to continue to enhance the process.

See pages 42 to 46 for further information on our risk management process.

VIABILITY STATEMENT

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on page 47.

GOING CONCERN

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the ‘Financial review and principal risks’ section on pages 39 to 46. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described under ‘Commentary on the Group cash flow statement’ section set out on page 114.

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

Management also believes that the Group has sufficient working capital for its present requirements.

75	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

EVALUATION OF INTERNAL CONTROLS

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15 (f) and 15d–15(f) under the US Securities Exchange Act of 1934.

There is an established system of internal control throughout the Group and our country business units. The main elements of the internal control framework are:

–	The management of each country is responsible for the establishment and review of effective financial controls within their business unit.

–	The Group Finance manual sets out financial and accounting policies. The Group’s Minimum Acceptable Practices (MAPs) have been enhanced further to cover financial and operational controls. The business is required to self-assess their level of compliance with the MAPs and remediate any gaps. MAPs compliance is validated by both external audit and Internal Audit visits.

–	During the year there has been an exercise to standardise and simplify our core financial controls. In 2017 there will be a focus on the use of data analytics, automation and robotic tools to strengthen controls further.

–	The Internal Audit function agrees an annual work plan and scope of work with the Audit Committee.

–	The Audit Committee reviews reports from Internal Audit on their findings on internal financial controls, including compliance with MAPs and from the Senior Vice President, Group Finance and the heads of the Financial Controls and Compliance, Taxation and Treasury functions.

–	The Audit Committee reviews regular reports from the Financial Controls and Compliance function with regard to compliance with the Sarbanes-Oxley Act including the scope and results of management’s testing and progress regarding any remediation.

–	The Audit Committee reviews the Group whistle-blower procedures.

–	The Audit Committee received and reviewed a report on the progress of the Finance Transformation during 2016 and the mitigation of the associated risks.

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitation, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Entities where the Company does not hold a controlling interest have their own processes of internal controls similar to that of the Company.

We have reviewed the system of internal financial control and satisfied ourselves that we are meeting the required standards both for the year ended 31 December 2016 and up to the date of approval of this Annual Report. No concerns were raised with us in 2016 regarding possible improprieties in matters of financial reporting.

This process complies with the Financial Reporting Council’s ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ on the UK corporate governance code and additionally contributes to our compliance with the obligations under the Sarbanes-Oxley Act and other internal assurance activities.

There has been no change during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through the Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2016 and included the period up to the approval of this Annual Report.

The main elements of this annual review are as follows:

–	The Chief Executive Officer and the former Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2016. Based upon this evaluation, the Chief Executive Officer concluded on 22 February 2017 that the disclosure controls were effective as at 31 December 2016.

–	Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2016 in accordance with the requirements in the US under s404 of the Sarbanes-Oxley Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Based on their assessment, management concluded and reported that, as at 31 December 2016, the Group’s internal control over financial reporting is effective based on those criteria.

–	Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.

–	KPMG LLP, an independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as at 31 December 2016.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any amendments to the Code during 2016 or up until 22 February 2017. A copy of the Code of Ethics for Senior Financial Officers can be found on our website at www.smith-nephew.com

In addition, every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

EVALUATION OF EFFECTIVENESS OF THE AUDIT COMMITTEE

The effectiveness of the Audit Committee was evaluated as part of the review into the effectiveness of the Board conducted at the end of 2016.

This review found that the Audit Committee was becoming increasingly effective, but recognising the increased responsibilities of the Audit Committee suggested that the time needed for each meeting could be increased.

76	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

DIRECTORS’ REMUNERATION REPORT
REMUNERATION

DEAR SHAREHOLDER,

2016 was a year when we faced challenges including pricing pressures, currency headwinds and disappointing performance in China and the Gulf. In other areas, particularly Sports Medicine and Knee Implants, we maintained a strong momentum and generally made good progress as we continued to execute on our five strategic priorities. The performance on the measures we currently use in our variable plans was as follows:

–  Revenue at $4,669 million showed reported growth of 1% (2% underlying);

–  Trading profit at $1,020 million showed reported growth of -7%;

–  Trading cash flow was $765 million with the year trading profit to cash ratio of 75%;

–  Revenues from Emerging Markets were $691 million;

–  Share price improved from 1,208p to 1,221p during the year.

As a result of the financial performance in 2016 and over the three-year period ending 31 December 2016, Olivier Bohuon has received a cash bonus of 45.45% of salary, an Equity Incentive award of 50% of salary and the Performance Share Award vested at 8% of maximum. Whilst the Remuneration Committee recognises that Olivier Bohuon met or exceeded his business targets during the year, which would have led to a cash bonus of 50.5%, we are also mindful that the financial targets have not been met. We have therefore exercised our discretion downwards to reduce the total cash bonus by 10%. In aggregate this has resulted in a reduction of Olivier Bohuon’s 2016 total remuneration of over $2 million or 39%, relative to 2015. Further details are set out on page 90.

2016 Annual General Meeting

You will all be aware that we only received the support of 47% of shareholders on the Remuneration Report vote at the 2016 Annual General Meeting. This was a great disappointment to the Remuneration Committee and the Board as a whole, as we genuinely believed that exercising our discretion was in shareholders’ interest and was the right thing to do, better aligning rewards with the performance of the Company and the shareholder experience for all plan participants. However, 53% of our shareholders disagreed and this led us to critically review our remuneration arrangements during 2017. We undertook an extensive exercise talking to our senior executives to understand their views on our remuneration arrangements and in particular the extent to which they successfully drive performance across the strategic aims we have identified for the future success of the Company.

We also engaged with the holders of over 40% of our shares to talk to them about their views of our remuneration arrangements. We reached out to our top 20 shareholders and to all institutional investors who had contacted us before or around the time of the AGM to talk about our 2016 decisions and the subsequent shareholder vote. We are extremely grateful to the shareholders who engaged with us and shared their views. As a result of these discussions, we are proposing a Remuneration Policy which reflects your comments and views.

Conclusions from our executive and shareholder engagement programme

Our engagement programme showed overwhelming support from executives and from shareholders for our Remuneration Policy, the structure of our remuneration packages and the balance between the various elements of pay. We have therefore chosen to make no substantial changes to the Remuneration Policy you approved in 2014, although following feedback from shareholders in recent years, we have made some minor changes to the operation of the Performance Share Programme (PSP).

For PSP awards made from 2017 onwards, we will apply a two year post-vesting holding period. This will ensure that Executive Directors are aligned with the shareholder experience for five years from the date of each grant and over time will build up a sizeable shareholding in the Company.

Additionally, we have adjusted some of the performance measures used in our short and long term incentive plans and the weighting between these measures. The result of these changes is a greater emphasis on financial measures in our Annual Incentive Programme and a balance of measures more closely linked to our strategic aims. The measures we have chosen are detailed below and on the opposite page.

You will note that we have introduced a new ‘Return on Invested Capital’ (ROIC) measure into our Performance Share Plan. This is a measure which resonated strongly with the shareholders we met and which we believe will help to drive the performance we are aiming for. ROIC was introduced internally as a reporting measure in 2016, given its role in successfully executing our strategic pillars. It incentivises better financial discipline, rewards enhanced operating performance and provides a link to an area that our shareholders have identified as a high priority for improvement. Its introduction as a formal performance metric was the natural next step.

ROIC will be defined as:

                Net Operating Profit less Adjusted Taxes

(Opening Net Operating Assets + Closing Net Operating Assets)/2

Average ROIC over the three year performance period will be compared to the targets set at the beginning of the performance period. You will find further information on this measure on page 95.

Graham Baker – Chief Financial Officer

We welcome Graham Baker, who will join the Company as Chief Financial Officer on 1 March 2017. During the year, we considered and approved his remuneration package, which we announced on 30 November 2016. These arrangements are in line with the Remuneration Policy approved by shareholders in 2014. You will find further details in the Remuneration Report. No sign-on or buy-out awards have been made in connection with his appointment.

77	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Julie Brown – former Chief Financial Officer

Julie Brown left the Company on 11 January 2017, at which point all outstanding awards lapsed. Further details are set out on page 91.

Shareholding Requirements

We also reviewed and increased our shareholding requirements. The Chief Executive Officer is now required to build up a holding of shares in the Company to the value of three times his annual base salary. The requirement for the Chief Financial Officer remains at two times his annual base salary. These shareholding requirements are normally expected to be met within five years of joining the Company.

Looking forward

The Remuneration Committee will continue to be guided by the principles we have followed in the past:

–	Performance measures linked to our strategic priorities;

–	Alignment of executive and shareholder interests; and

–	Simplicity.

We passionately believe that engagement is important both for the Company and for our shareholders. Engagement is more than just voting. I would therefore like to reinforce my gratitude to those of our shareholders who took the time to provide their thoughts on our Remuneration Policy and the changes we proposed during the course of 2016. Your Remuneration Committee believes that the incremental changes proposed ensure continued alignment to our evolving strategic pillars and will incentivise and reward our Executive Directors, and broader senior executive team, for delivering strong performance for our shareholders in the years ahead.

Joseph Papa

Chairman of the Remuneration Committee

Compliance statement

We have prepared this Directors’ Remuneration Report (the Report) in accordance with The Enterprise and Regulatory Reform Act 2012-2013 (clauses 81-84) and The Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). The Report also meets the relevant requirements of the Financial Conduct Authority (FCA) Listing Rules.

The first part of the Report (pages 78 to 87) is the Directors’ Remuneration Policy Report (the Policy Report) which will be presented to shareholders for approval at the Annual General Meeting to be held on 6 April 2017. The Policy Report describes our Remuneration Policy as it relates to the Directors of the Company. All payments we make to any Director of the Company will be in accordance with this Remuneration Policy. We intend that this Remuneration Policy will remain in place unchanged for the next three years and will next be put to shareholder vote at the Annual General Meeting to be held in 2020.

The second part of the Report (pages 88 to 100) is the annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 6 April 2017. The Implementation Report explains how the Remuneration Policy was implemented during 2016 and also how it is currently being implemented in 2017. The financial tables on pages 90 to 96, the Directors’ interest table on page 97 and the tables on pages 98 to 99 have been audited by KPMG LLP.

MEASURES IN OUR VARIABLE PAY PLANS
FINANCIAL MEASURES IN ANNUAL INCENTIVE PLAN
Revenue (35%)	Revenue is a key driver of profit growth.

Trading Profit Margin (25%) *new*	Replaces absolute trading profit. Trading profit margin is a critical measure both for the business and our shareholders and delivering margin improvements is a core commitment under our strategy.

Trading Cash Flow (15%)	Cash flow from our Established Markets is necessary in order to fund growth in Emerging Markets, innovation, organic growth and acquisitions.
BUSINESS OBJECTIVES IN ANNUAL INCENTIVE PLAN

Business Process (8.3%)

We need to release resources from the businesses through improved structures, efficiencies and business processes in order to re-invest in our higher growth areas, including Emerging Markets, Innovation, organic growth and acquisitions.

People (8.3%)	We need to attract and retain the right people to achieve our strategy through improving our operating model and drive the right behaviours for all of our people globally.

Customer (8.3%)	Our mission is to deliver advanced medical technologies that help healthcare professionals, our customers, improve the quality of life of their patients.
PERFORMANCE MEASURES IN OUR PERFORMANCE SHARE PLAN

Relative TSR (25%) *modified*	If we execute our strategy successfully, this will lead to an increased return for our shareholders, whether you invest in the healthcare sector or in the FTSE.

Cumulative Cash Flow (25%)	Cash flow from our Established Markets is necessary in order to fund growth in Emerging Markets, innovation, organic growth and acquisitions.

Sales Growth (25%) *modified*	Sales growth is a key driver of profit growth.

Return on Invested Capital (25%) *new*	Return on investment is a high priority for our shareholders which will drive better financial discipline and enhanced operating performance.
Detailed further on pages 78 to 82

78	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

DIRECTORS’ REMUNERATION REPORT
REMUNERATION continued

THE POLICY REPORT

FUTURE POLICY TABLE – EXECUTIVE DIRECTORS

The following table and accompanying notes explain the different elements of remuneration we pay to our Executive Directors:

BASE SALARY AND BENEFITS

BASE SALARY

We are a FTSE 50 listed company, operating in over 100 countries around the world. Our strategy to generate cash from Established Markets in order to invest for growth in higher growth geographies and franchises means that we are competing for international talent and our base salaries therefore need to reflect what our Executive Directors would receive if they were to work in another international company of a similar size, complexity and geographical scope.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

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

The base salary of the Executive Directors with effect from 1 April 2017 will be as follows:

–  Olivier Bohuon €1,179,490.

–  Graham Baker £510,000.

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

How the component operates	Maximum levels of payment	Framework in which performance is assessed
Current Executive Directors receive an allowance in lieu of membership of a Company-run pension scheme. Base salary is the only component of remuneration which is pensionable.	Up to 30% of base salary.	The level of payment in lieu of a pension paid to Executive Directors is not dependent on performance.

79	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

How the component operates	Maximum levels of payment	Framework in which performance is assessed

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

As an indication, the cost of such benefits provided in 2016 was as follows:

–  Olivier Bohuon €150,511.

–  Julie Brown £22,244.

The maximum amount payable in benefits to an Executive Director, in normal circumstances, will not be significantly more than amounts paid in 2016 (or equivalent in local currency). The Remuneration Committee retains the right to pay more than this should the cost of providing the same underlying benefits increase or in the event of a relocation. A full explanation will be provided in the Implementation Report should the cost of benefits provided be significantly higher.

The level and cost of benefits provided to Executive Directors is not dependent on performance but on the package of benefits provided to comparable roles within the relevant location.

80	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

DIRECTORS’ REMUNERATION REPORT
REMUNERATION continued

THE POLICY REPORT

ALL-EMPLOYEE ARRANGEMENTS

ALL-EMPLOYEE SHARE PLANS
To enable Executive Directors to participate in all-employee share plans on the same basis as other employees.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

Sharesave Plans are operated in the UK and 31 other countries internationally. In the US, an Employee Stock Purchase Plan is operated. These plans enable employees to save on a regular basis and then buy shares in the Company. Executive Directors are able to participate in such plans on a similar basis to other employees, depending on where they are located.

Executive Directors may currently invest up to £500 per month in the UK ShareSave Plan. The Remuneration Committee may exercise its discretion to increase this amount up to the maximum permitted by the HM Revenue & Customs. Similar limits will apply in different locations.

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

The financial measures of Revenue, Trading Profit Margin and Trading Cash Flow underline our strategy for growth.

The business objectives are also linked to the Group strategy. These change from year to year to reflect the evolving strategy, but will typically be linked to the Strategic Priorities set out in this Annual Report. The Implementation Report each year will explain how each objective is linked to a specific strategic priority.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

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

The total maximum payable under the Annual Incentive Plan is 215% of base salary (150% Cash Incentive and 65% Equity Incentive).

In respect of the Cash Incentive:

150% salary awarded for maximum performance.

100% salary awarded for target performance.

50% salary awarded for threshold performance.

Performance assessed against individual objectives and Group financial targets.

The cash and share awards are subject to malus and clawback as detailed in the notes following this table.

75% of the cash component is based on financial performance measures, which currently include Revenue (35%), Trading Profit Margin (25%) and Trading Cash Flow (15%).

25% of the cash component is based on other business goals linked to the Company’s strategy, which could include financial and non-financial measures.

The Remuneration Committee retains the discretion to adjust the relative weightings of the financial and business components, and to adopt any performance measure that is relevant to the Company.

81	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

ANNUAL INCENTIVE PLAN – EQUITY INCENTIVE
To drive share ownership and encourage sustained high standards through the application of a ‘malus’ provision over three years, explained more fully in the notes.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

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

In respect of the Equity Incentive:

Performance is assessed against individual performance, which includes an element of Group financial targets.

65% of salary awarded for maximum performance.

50% of salary awarded for target performance.

0% of salary awarded for performance assessed to be below target.

The Remuneration Committee will use its judgement of the individual’s performance based both on what has been achieved during the year and how it has been achieved in determining the level of equity award that may be awarded within the range of 0% to 65% of salary.

The equity component will vest in three equal tranches over a three-year period, provided that satisfactory performance is sustained.

82	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

DIRECTORS’ REMUNERATION REPORT

REMUNERATION continued

THE POLICY REPORT

LONG-TERM INCENTIVES (AWARDS ACTIVELY BEING MADE)

PERFORMANCE SHARE PROGRAMME

 To motivate and reward longer-term performance linked to the long-term strategy and share price of the Company.

 The performance measures which determine the level of vesting of the Performance Share Awards are linked to our corporate  strategy.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

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

On vesting, a number of shares are sold to cover the tax liability. The remaining shares are required to be held by the Executive Director for a further two-year holding period.

Annual awards: 190% of salary for maximum performance. 95% of salary for target performance. 47.5% of salary for threshold performance.

Currently:

– 25% of the award vests on achievement of a three-year cumulative free cash flow target.

– 25% of the award vests subject to three-year Total Shareholder Return (TSR) at median performance relative to Global Healthcare companies and to FTSE 100 companies.

– 25% of the award vests subject to the achievement of return on invested capital targets.

– 25% of the award vests subject to total sales growth.

– These measures, the targets and performance against them are described more fully in the Implementation Report.

– The Performance Share Award will vest on the third anniversary of the date of grant, depending on the extent to which the performance conditions are met over the three-year period commencing in the year the award was made.

– The Remuneration Committee retains the discretion to change the measures and their respective weightings to ensure continuing alignment with the Company’s strategy.

– The cash and share awards are subject to malus and clawback as detailed in the notes following this table.

Awards made prior to 2017 were subject to TSR against a sector peer group, cash flow and revenue in Emerging Markets targets.

83	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

ILLUSTRATIONS OF THE APPLICATION OF THE REMUNERATION POLICY 2017

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under three different performance scenarios.

Chief Executive Officer

Chief Financial Officer

Total Remuneration by Performance Scenario for 2017 Financial Year

Percentage split

Chief Executive Officer	Chief Financial Officer

Data for the Chief Executive Officer assumes an exchange rate of €1 = £0.820.

MALUS AND CLAWBACK

The Remuneration Committee may determine that an unvested award or part of an award may not vest (regardless of whether or not the performance conditions have been met) or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:

–	A material misstatement of the Company’s financial results; or

–	A material error in determining the extent to which any performance condition has been satisfied; or

–	A significant adverse change in the financial performance of the Company, or a significant loss at a general level or at the country business unit or function in which a participant worked; or

–	Inappropriate conduct (for example reputational issues), capability or performance by a participant, or within a team business area or profit centre.

These provisions apply to share awards under the Global Share Plan 2010 and cash amounts under the Annual Cash Incentive Plan.

POLICY ON RECRUITMENT ARRANGEMENTS

Our policy on the recruitment of Executive Directors is to pay a fair remuneration package for the role being undertaken and the experience of the Executive Director appointed. In terms of base salary, we will seek to pay a salary comparable, in the opinion of the Committee, to that which would be paid for an equivalent position elsewhere. The Remuneration Committee will determine a base salary in line with the policy and having regard to the parameters set out on in the future policy table. Incoming Executive Directors will be entitled to pension, benefit and incentive arrangements which are the same as provided to existing Executive Directors. On that basis, incentive awards would not exceed 405% of base salary.

We recognise that in the event that we require a new Executive Director to relocate to take up a position with the Company, we will also pay relocation and related costs as described in the future policy table, which is in line with the relocation arrangements we operate across the Group.

We also recognise that in many cases, an external appointee may forfeit sizeable cash bonuses and share awards if they choose to leave their former employer and join us. The Remuneration Committee therefore believes that we need the ability to compensate new hires for incentive awards they give up on joining us. The Committee will use its judgement in determining any such compensation, which will be decided on a case-by-case basis. We will only provide compensation which is no more beneficial than that given up by the new appointee and we will seek evidence from the previous employer to confirm the full details of bonus or share awards being forfeited. As far as possible, we will seek to replicate forfeited share awards using Smith & Nephew incentive plans or through reliance on Rule 9.4.2 in the Listing Rules, whilst at the same time aiming for simplicity.

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

84	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

DIRECTORS’ REMUNERATION REPORT

REMUNERATION continued

THE POLICY REPORT

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

Under the terms of the Executive Director’s service contract, Executive Directors are restricted for a period of 12 months after leaving the employment of the Company from working for a competitor, soliciting orders from customers and offering employment to employees of Smith & Nephew. The Company retains the right to waive these provisions in certain circumstances. In the event that these provisions are waived or the former Executive Director commences employment earlier than at the end of the notice period, no further payments shall be made in respect of the portion of notice period not worked. Directors’ service contracts are available for inspection at the Company’s registered office: 15 Adam Street, London WC2N 6LA.

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

CHANGES TO POLICY

The 2017 Remuneration Policy makes the following changes to the 2014 Remuneration policy:

–	Introduction of a two year holding period for vested Performance shares;

–	Flexibility to change measures;

–	Increased emphasis on financial objectives in the Annual Incentive Plan, increases from 70% to 75%;

–	Increased shareholding requirement to 300% of salary for the Chief Executive Officer.

Further details can be found in the letter from the Chairman of the Remuneration Committee on pages 76 to 77.

85	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

POLICY ON SHAREHOLDING REQUIREMENTS

The Remuneration Committee believes that one of the best ways our Executive Directors can have a greater alignment with shareholders is for them to hold a significant number of shares in the Company. The Chief Executive Officer is therefore expected to build up a holding of Smith & Nephew shares worth three times their base salary and the Chief Financial Officer is expected to build up a holding of two times their basic salary. In order to reinforce this expectation, we require them to retain 50% of the shares (after tax) vesting under the equity incentive programmes until this holding has been met, recognising that differing international tax regimes affect the pace at which an Executive Director may fulfil the shareholding requirement. When calculating whether or not this requirement has been met, we will include ordinary shares or ADRs held by the Executive Director and their immediate family. Ordinarily, we would expect this required shareholding to have been built up within a period of five years from the date of appointment.

Furthermore, from awards made in 2017, we require our Executive Directors to retain all the shares (after tax) vesting under the Performance Share Programme for a period of two years after vesting.

STATEMENT OF CONSIDERATION OF EMPLOYMENT CONDITIONS ELSEWHERE IN THE COMPANY AND DIFFERENCES TO THE EXECUTIVE DIRECTOR POLICY

All employees across the Group have performance-based pay linked to objectives derived from the strategic priorities, which underpin the performance metrics in the Executive Director Incentive Plans.

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

All employees are set objectives at the beginning of each year, which link through to the objectives set for the Executive Directors. Annual cash incentives payable to employees across the Company depend on the satisfactory completion of these objectives as well as performance against relevant Group and country business unit financial targets relating to revenue, trading profit and trading cash, similar to the financial targets set for the Executive Directors.

Executive Officers and senior executives (61 as at 2017) participate in the annual Equity Incentive Programme and the Performance Share Programme. The maximum amounts payable are lower, but the performance conditions are the same as those that apply to the Executive Directors.

No specific consultation with employees has been undertaken relating to Director remuneration. However, regular employee surveys are conducted across the Group, which cover a wide range of issues relating to local employment conditions and an understanding of Group-wide strategic matters. As at 2017, around 5,000 employees in 63 countries participate in one or more of our global share plans.

86	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

DIRECTORS’ REMUNERATION REPORT
REMUNERATION continued

THE POLICY REPORT

FUTURE POLICY TABLE – CHAIRMAN AND NON-EXECUTIVE DIRECTORS

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

A proportion of the fees are paid in shares in the third quarter of each year in order to align Non-Executive Directors’ fees with the interests of shareholders.

How the component operates	Maximum levels of payment

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

Annual fees are currently as follows:

–  £63,000 in cash plus £5,135 in shares; or

–  $120,000 in cash plus $9,780 in shares.

Chairman fee:

–  £309,000 plus £103,000 in shares.

Whilst it is not expected to increase the fees paid to the Non-Executive Directors and the Chairman by more than the increases paid to employees generally, in exceptional circumstances higher fees might become payable.

The total maximum aggregate fees payable to the Non-Executive Directors will not exceed £1.5 million as set out in the Company’s Articles of Association.

FEE FOR SENIOR INDEPENDENT DIRECTOR AND COMMITTEE CHAIRMEN
To compensate Non-Executive Directors for the additional time spent as Committee Chairmen or as the Senior Independent Director.

How the component operates	Maximum levels of payment
A fixed fee is paid, which is reviewed periodically.

–  £20,000 in cash; or

–  $35,000 in cash.

Whilst it is not expected that the fees paid to the Senior Independent Director or Committee Chairmen will exceed the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

INTERCONTINENTAL TRAVEL FEE
To compensate Non-Executive Directors for the time spent travelling to attend meetings in another continent.

How the component operates	Maximum levels of payment
A fixed fee is paid, which is reviewed periodically.

–  £3,500 in cash; or

–  $7,000 in cash.

Whilst it is not expected to increase these fees by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

87	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

NOTES TO FUTURE POLICY TABLE – NON-EXECUTIVE DIRECTORS

Changes to Remuneration Policy

There have been no changes to our Remuneration Policy as it applies to Non-Executive Directors, since the Policy was initially approved by shareholders in April 2014.

Additional duties undertaken by Non-Executive Directors

In the event that the Chairman or a Non-Executive Director is required to undertake significant additional executive duties in order to support the Executive Directors during a period of absence due to illness or a gap prior to the appointment of a permanent Executive Director, the Remuneration Committee is authorised to determine an appropriate level of fees which shall be payable. These fees will not exceed the amounts which would normally be paid to a permanent Executive Director undertaking such duties and shall not include participation in short- or long-term incentive arrangements or benefit plans.

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

STATEMENT OF CONSIDERATION OF SHAREHOLDER VIEWS

The broad outline of our remuneration arrangements have remained largely unchanged since 2012. As our strategy has evolved, we have altered some of the measures we use in our short- and long-term incentive plans, but the overall structure of our remuneration arrangements has remained the same. Shareholders formally approved the Remuneration Policy in respect of our Executive Directors at the Annual General Meeting in 2014. Joseph Papa, Chairman of the Remuneration Committee, has met with shareholders before the policy was approved and every year since, in order to ascertain shareholder views on our remuneration arrangements.

Ahead of the Annual General Meeting in 2016, Mr Papa held meetings and calls with 28 shareholders holding approximately 33% of the Company’s Share Capital. Although the holders of 47% of our shares voted against the Remuneration Report in 2016, our engagement ahead of the 2016 Annual General Meeting had shown us that shareholders were broadly supportive of our Remuneration Policy and those who opposed the Remuneration Report were primarily voting against the use of discretion rather than any aspect of the Remuneration Policy.

During 2016, following the Annual General Meeting, Mr Papa continued to engage extensively with shareholders. In Autumn 2016, he met with or held telephone calls with 28 shareholders holding around 41% of the Company’s shares. The shareholders he met ranged from some of our top 20 shareholders down to smaller active and engaged shareholders holding fewer than one million shares. He discussed our proposals to continue with the same overall remuneration arrangements, whilst altering the performance measures used in the short- and long-term incentive plans. We found the discussions with shareholders at this time useful in helping to understand the measures and targets which were important to our shareholders, and those which shareholders did not support. As a result of these discussions, some updated performance measures have been incorporated into our incentive plans for 2017 and a two-year holding period will now apply on the vesting of performance shares for our Executive Directors.

88	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT
REMUNERATION continued

Remuneration Committee
CURRENT MEMBERS IN 2016

	Member since	Meetings Attended

Joseph Papa (Chairman)	April 2011	6/6

Vinita Bali	April 2015	5/6

Virginia Bottomley	April 2014	6/6

Robin Freestone	September 2015	6/6

Brian Larcombe[1]	September 2010	5/6

Roberto Quarta	April 2014	6/6

1 Brian Larcombe will be retiring from the Board at the Annual General Meeting to be held on 6 April 2017. 2017 FOCUS

–  To monitor the effectiveness of the new performance measures, particularly ROIC, in driving performance.

–  To complete search for Remuneration Committee Chairman elect.

–  To continue to evaluate the competitiveness of pay.

–  To monitor external developments relating to remuneration, particularly the green paper on Corporate Governance.

The Remuneration Committee presents the annual report on remuneration (the Implementation Report), which, together with the annual statement from the Chairman of the Remuneration Committee, will be put to shareholders for an advisory vote at the Annual General Meeting to be held on 6 April 2017.

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

The terms of reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

ACTIVITIES OF THE REMUNERATION COMMITTEE IN 2016 AND SINCE THE YEAR END

In 2016, we held six meetings and determined three matters by written resolution. Each meeting was attended by all members of the Committee (except Vinita Bali and Brian Larcombe who each missed one meeting this year). The Chief Executive Officer, the Chief Human Resources Officer and the Senior Vice President, Global Reward, key members of the finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent Remuneration Consultants, Willis Towers Watson, without management present. Our programme of work in 2016 was as follows:

89	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

EARLY FEBRUARY

Approval of salaries, awards and payouts in 2016

–  Noted the financial results for 2015 against the targets under the short-term and long-term incentive plans.

–  Agreed the targets for the short-term and long-term incentive plans for 2016.

–  The Audit Committee joined the Remuneration Committee for both the above agenda items to answer any questions regarding audited numbers and provide assurance.

–  Approved the quantum of cash payments to Executive Directors and Executive Officers under the Annual Incentive Plan and awards under the Equity Incentive Programme and the Performance Share Programme.

–  Approved the vesting of share awards granted in 2013 and reviewed the performance of long-term awards granted in 2013 and 2014. Exercised our discretion to authorise the vesting at threshold of the element of the performance share awards subject to TSR performance.

–  Reviewed benchmark data increases to salaries across the Group and approved salary increases for Executive Directors and Executive Officers with effect from 1 April 2016.

–  Approved the text of the Remuneration Report.

LATE FEBRUARY

Final approval of the Remuneration Report (via voice conference)

–  Approved the final targets for the short-term and long-term incentive plans for 2016.

–  Approved the final text of the Remuneration Report.

JULY

Mid-year Review of Remuneration Arrangements

–  Reviewed the shareholder response to the Remuneration Report at the Annual General Meeting and noted shareholders’ comments that would be addressed in this report.

–  Reviewed the performance of long-term awards granted in 2014, 2015 and 2016.

–  Discussed and planned programme of engagement with institutional investors on remuneration.

–  Considered the Executive Director remuneration packages in comparison to our peers.

–  Reviewed adherence to shareholding guidelines by Executive Directors, Executive Officers and senior executives.

–  Monitored dilution limits and the number of shares available for use in respect of executive and all-employee share plans.

–  Discussed preliminary review of senior executive remuneration framework and measures.

EARLY NOVEMBER

–  Received a report from the Chairman of the Remuneration Committee on recent engagement with shareholders.

–  Discussed comments from members of the Audit Committee in determining the definition and ranges for proposed metrics for short and long-term incentive plans.

–  Approved the Remuneration Policy to be put to shareholders at the Annual General Meeting to be held in April 2017, including the revised metrics for the short and long-term incentive plans and the introduction of a post-vesting two year holding period for the Performance Share Awards.

–  Reviewed first draft of the Remuneration Report for 2017.

LATE NOVEMBER

Review of Remuneration Strategy

–  Reviewed and considered the principles for determining payouts under the long-term plans due to vest in 2017.

–  Approved the final Remuneration Strategy for 2017.

–  Reviewed market data for the Executive Directors and Executive Officers prepared in accordance with the agreed methodology.

An additional meeting was held in April to consider shareholder views immediately ahead of the Annual General Meeting and additional matters were approved by written resolution.

Since the year end, we have also reviewed the financial results for 2016 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee, and have agreed the targets for the short-term and long-term incentive plans for 2017. We have also approved increases to the salaries of Executive Directors and Executive Officers and determined cash payments under the Annual Incentive Plan, awards under the Equity Incentive Programme and the Performance Share Programme, and the vesting of awards under the Performance Share Programme granted in 2014. Finally, we approved the wording of this Directors’ Remuneration Report.

During the year, the Remuneration Committee received information and advice from Willis Towers Watson, an independent executive remuneration consultancy firm appointed by the Remuneration Committee in 2011 following a full tender process. They provided advice on market trends and remuneration issues in general, attended Remuneration Committee meetings, assisted in the review of the Directors’ Remuneration Report, provided market benchmark data on compensation design and levels, undertook calculations relating to the PSP performance conditions and supported a review of the Remuneration Policy. The fees paid to Willis Towers Watson for Remuneration Committee advice during 2016, charged on a time and expense basis was £214,939 in total. Willis Towers Watson also provided other human resources and compensation advice to the Company for the level below the Board. Willis Towers Watson comply with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Remuneration Committee is satisfied that their advice is objective and independent.

90	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT
REMUNERATION continued

SINGLE TOTAL FIGURE ON REMUNERATION

The amounts for 2016 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.349 and € to US$1.106 (2015: £ to US$1.5281 and € to US$1.1089).

	Fixed pay			Annual variable pay	Hybrid	Long-term variable pay
Director	Base salary	Payment in lieu of pension	Taxable benefits	Annual Incentive Plan – cash	Annual Incentive Plan – equity	Performance Share Plan	Total
Olivier Bohuon Appointed 1 April 2011
2016	$1,295,017	$388,505	$166,465	$592,902	$652,258	$227,174	$3,322,321
2015	$1,260,594	$378,178	$228,698	$1,419,192	$825,396	$1,230,319	$5,342,377
Julie Brown Appointed 4 February 2013 (resigned with effect from 11 January 2017)
2016	$730,257	$219,078	$30,007	–	–	–	$979,342
2015	$803,116	$240,936	$29,862	$843,482	$444,954	$678,497	$3,040,847

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

Annual Incentive Plan – equity: the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on pages 91 to 92 of this report.

Performance Share Plan: the value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year, based on an estimated share price of 1,167.51p per share, which was the average price of a share over the last quarter of 2016. The value of the 2013 share awards that vested in 2016 have now been restated with the share price on the date of actual vesting being 1,130p per share on 9 March 2016. The value of the 2014 Share Awards that will vest in March 2017 are calculated in the table by using the Q4 average share price of 1,167.51p per share.

Total: the sum of the above elements.

All data is presented in our reporting currency of US$. Amounts for Olivier Bohuon and Julie Brown have been converted from EURO and GBP respectively using average exchange rates. Given currency volatility in 2016, this may give the impression of changes that are misleading. Data is presented in local currency in the subsequent sections in the interests of full transparency.

91	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Resignation of Julie Brown as Chief Financial Officer

Julie Brown resigned as Chief Financial Officer with effect from 11 January 2017 in order to take up a position at another company. She will therefore receive no cash or equity awards under the Annual Incentive Plan in respect of her service during 2016. Her awards under the Equity Incentive Programme and the Performance Share Programme all lapsed with effect from 11 January 2017.

Graham Baker will be appointed Chief Financial Officer on 1 March 2017 and will receive a base salary of £510,000. He will be entitled to participate in the incentive plans as detailed below.

BASE SALARY

With effect from 1 April 2016, Executive Directors were paid the following base salaries, reflecting an increase of 3%:

	2015	2016
Olivier Bohuon	€1,145,135	€1,179,490
Julie Brown	£529,420	£545,303

In February 2017, we reviewed the base salaries of the Executive Directors, having considered general economic conditions and average salary increases across the rest of the Group, which have averaged at 3.5%. The Remuneration Committee has agreed that there will be no increase to the base salary of the Executive Directors.

PAYMENT IN LIEU OF PENSION

In 2016, both Olivier Bohuon and Julie Brown received a salary supplement of 30% of their basic salary to apply towards their retirement savings, in lieu of membership of one of the Company’s pension schemes. The same arrangement will apply in 2017 for Olivier Bohuon and for Graham Baker, following his appointment on 1 March 2017.

BENEFITS

In 2016, both Olivier Bohuon and Julie Brown received death in service cover of seven times basic salary, of which four times salary is payable as a lump sum with the balance used to provide for any spouse and dependent persons. They also received health cover for themselves and their families, a car allowance and financial consultancy advice. Olivier Bohuon also received assistance with travel costs between London and Paris. The same arrangements will apply in 2017 for Olivier Bohuon and for Graham Baker. The following table summarises the value of benefits on an element-by-element basis in respect of 2015 and 2016.

		Olivier Bohuon		Julie Brown
	2015	2016	2015	2016
Health cover	£15,040	£15,672	£1,144	£1,440
Car and fuel allowance	€21,344	€18,292	£14,640	£14,640
Financial consultancy advice	£95,052	£66,572	£3,758	£6,164
Travel costs	£20,961	£23,814	–	–
Subscriptions	£3,120	£2,344	–	–

ANNUAL INCENTIVE PLAN 2016

During 2016, 70% of the Annual Incentive Plan for Executive Directors was based on the achievement of specific financial objectives and 30% of the award depended on the achievement of specific business objectives.

Financial Objectives

The financial measures on which performance was assessed in 2016 were revenue, trading profit and trading cash. For each of these measures, the Committee determined threshold, target and maximum performance in February 2016. In February 2017, the Committee reviewed performance against each of these objectives and determined the percentage of the award which would vest in respect of each of the objectives, all as detailed in the table below.

	Threshold	Target	Maximum	Actual[1]
Revenue	$4,641m	$4,785m	$4,929m	$4,647m
Trading profit	$1,052m	$1,108m	$1,163m	$1,023m
Trading cash	$833m	$926m	$1,019m	$779m

1	At constant exchange rates. See page 175.

This resulted in a bonus achievement of 16% of salary in respect of the financial objectives.

		Achieved	Award
	Weight	% of target	% of salary
Revenue[1]	30%	97.1%	16%
Trading profit[1]	30%	92.3%	0%
Trading cash[1]	10%	84.1%	0%
		Total	16%

1	At constant exchange rates. See page 175.

Accordingly, the following amounts have been earned by Olivier Bohuon under the cash element of the annual incentive plan in respect of his financial objectives.

Olivier Bohuon	€188,718

Business Objectives

When setting business objectives for the upcoming year, the Board looks not only at the expected financial performance for the year, but also at the actions it expects the Executive Director to carry out in the year to build a solid foundation for financial performance over the longer term. In reviewing performance against these objectives at the end of the year, the Board is mindful that there is not a necessary correlation between financial performance and the achievement of business objectives and that business objectives may well be achieved in a year when financial performance for that year has not been outstanding.

The table on the following page sets out how Olivier Bohuon has performed against the business objectives of Business Process, People and Customer.

92	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT

REMUNERATION continued

BUSINESS PROCESS

–	Improved inventory turn by 7.75% over the previous year, against a target of 8%.

–	Improved service and supply levels to 95% against a target of 92%.

–	Continued in line with target to improve and simplify Quality Management System resulting in reduction in backlog of complaints, fewer internal audit and third party findings and increased rate of closure of findings.

PEOPLE

–	Continued roll-out of Great Place to Work programme, achieved accreditation in Canada, China, Denmark and South Africa against target of three countries.

–	Achieved target of strengthening commercial platform by implementing new global commercial organisation under a Chief Commercial Officer, centralised pricing and sales-force excellence to drive commercial excellence.

–	Achieved target of extending single country managing director model to the US, completing ‘spans and layers’ restructure of Group to improve decision making and deliver efficiency.

–	Achieved target of appointing President of Research and Development to lead a newly formed single global R&D organisation, with team structure implemented.

–	Achieved target of updating succession and identifying candidates.

CUSTOMER

–	Achieved target of implementing new sustainability strategy including robust metrics.

–	Achieved 8 out of 15 sustainability targets including: an 11% reduction in water usage; and maintain top quartile safety performance in our sector.

–	Set tone from the top and championed ethics and compliance programme, achieving 99% of worldwide compliance training completed in line with target.

OTHER ACHIEVEMENTS

–	In addition, Olivier had other achievements, which were not envisaged when setting objectives at the beginning of the year, notably: above plan ArthroCare revenue synergies; and the disposal of the Gynaecology business resulting in a $300 million share buy-back for shareholders.

Olivier Bohuon level of award – business objectives €406,924 representing 34.5% of salary (30% target award).

The Remuneration Committee has however considered whether in the context of the Company’s financial performance during 2016, it would be appropriate to make a cash payment at this level, given the lack of alignment with shareholder interests. The Remuneration Committee has therefore determined to exercise its discretion and modify the total payment downwards by 10%. This reduces the total payment to be made under the Cash Incentive Plan to 45.45% of salary (€536,078).

Equity Incentive Award

The individual performance of all employees in the Group is assessed on two bases. The first looks at what has been achieved, namely the extent to which the employee has performed against the financial and business objectives set at the beginning of the year. The second looks at how this performance has been achieved, reflecting the right culture and values. Against each, the employee is rated as having performed below, in line or above expectations.

The Remuneration Committee has considered the performance of Olivier Bohuon in exactly the same way as other employees in the Group when determining the level of Equity Award to be made to him. In assessing his performance against the same financial and business objectives used to determine the level of his cash award, the Remuneration Committee has determined that on the first criterion (assessing what he has achieved) Olivier Bohuon has mostly met his objectives throughout the year. On the second criterion (assessing how he has achieved), the Remuneration Committee has determined that he has performed in line with expectations. A rating of ‘in line with expectations’ on both bases results in an Equity award of 50% of salary.

In summary, as a result of the financial performance described on page 91 and the performance described in the table on this page, the Remuneration Committee determined that the following awards be made under the Annual Incentive Plan in respect of performance in 2016:

	Cash		Equity
	Component		Component
Executive Director	% of salary	Amount	% of salary	Amount
Olivier Bohuon	45.45%	€536,078	50%	€589,745
Julie Brown	0%	£0	0%	£0

These figures are converted into dollars and included under Annual Incentive Plan (cash) and (equity) in the single figure table on page 90.

As a result of the 2016 performance assessment for Olivier Bohuon, the first tranche of the Equity Incentive Award made in 2016, the second tranche of the Equity Incentive Award made in 2015 and the third tranche of the Equity Incentive Award made in 2014 will vest.

ANNUAL INCENTIVE PLAN 2017

Cash Element

During the year, the Remuneration Committee reviewed the operation of the Annual Incentive Plan and for 2017 onwards have made changes to the performance measures and weightings which will apply to the cash element of the Annual Incentive Plan. These changes place a greater emphasis on financial goals reflecting the importance we place on achievement of financial measures. The financial measures now comprise 75% of the total award (2016: 70%) and are split between revenue (35%), trading profit margin (25%), and trading cash flow (15%). We have selected these measures because revenue and trading profit margin constitute the key drivers of profit growth, and trading cash flow is a key measure of how efficiently we turn our assets into cash. We have introduced trading profit margin replacing the previous trading profit measure as margin is a critical measure both for the business and our investors and delivering margin improvements is a core commitment under our strategy.

The remaining 25% of the total award are individual business objectives, similar to previous years, tied to our strategic priorities. For 2017, these business objectives fall into the categories of Business process, People and Customer.

93	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

The weighting of the performance measures for 2017 can be summarised as follows:

Financial objectives	75%

Revenue	35%

Trading profit margin	25%

Trading cash flow	15%
Business objectives	25%

Business process	8.33%

People	8.33%

Customer	8.33%

The Board has determined that the disclosure of performance targets at this time is commercially sensitive. These targets are determined within the context of a five-year plan and the disclosure of these targets could give information to our competitors about details of our strategy which would enable them to compete more effectively with us to the detriment of our performance. These targets, together with threshold and maximum will however be disclosed in next year’s Annual Report, when the Committee will discuss performance against the targets. For the financial performance measures, ‘Target’ is set at target performance as approved by the Board in the Budget for 2017. ‘Threshold’ and ‘Maximum’ are set at +/-3% from the target for revenue, at +/-0.45 percentage points for the trading profit margin measure and at +/-10% for the trading cash flow measure.

Equity Award Element

The Equity Award element will operate in 2017 in exactly the same way as in 2016 and previous years. The Remuneration Committee will assess what has been achieved by the Executive Directors against the same financial and business objectives used to determine the level of their cash awards. The Remuneration Committee will assess how the Executive Directors have achieved their objectives by considering the role played by the Executive Directors in establishing an appropriate culture and set of values throughout the organisation. The level of Equity Incentive Award to be made will be determined according to the following matrix:

Assessment of how Executive Directors have achieved
		Below expectations	In line with expectations	Above expectations

Assessment of what has been achieved	Below expectations	No Award	No Award	No Award
	In line with expectations	No Award	Award of 50% of Salary	Award of 55% of Salary
	Above expectations	No Award	Award of 55% of Salary	Award of 65% of Salary

DETAILS OF AWARDS MADE UNDER THE EQUITY INCENTIVE PROGRAMME DURING 2016

Details of conditional awards over shares, granted as part of the Annual Equity Incentive Programme to Executive Directors under the rules of the Global Share Plan 2010 for their 2015 performance (awarded in 2016) are shown below. The performance conditions and performance periods applying to these awards are detailed above.

Date granted	Number of shares under award	Date vesting
Olivier Bohuon
7 March 2016	50,159	1/3 on 7 March 2017
		1/3 on 7 March 2018
		1/3 on 7 March 2019
Julie Brown
7 March 2016	25,342	This award has lapsed
		in its entirety on
		11 January 2017

The precise awards granted in 2017 to Olivier Bohuon in respect of service in 2016 will be announced when the awards are made and will be disclosed in the 2017 Annual Report. No awards will be made to Julie Brown or to Graham Baker.

Graham Baker will participate in the Annual Incentive Plan (Cash and Equity) from 1 March 2017, the date of his appointment.

PERFORMANCE SHARE PROGRAMME – 2016 GRANTS

Performance share awards in 2016 were made to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). Performance will be measured over the three financial years beginning in 2016 and will vest subject to performance and continued employment in 2019. 50% of the award will vest subject to cumulative free cash flow performance, 25% to revenue in Emerging Markets and 25% to relative TSR.

Cumulative free cash flow is defined as net cash inflow from operating activities, less capital expenditure, less the cash flow input of certain adjusted items. Free cash flow is the most appropriate measure of cash flow performance because it relates to cash generated to finance additional investments in business opportunities, debt repayments and distribution to shareholders. This measure includes significant elements of operational financial performance and helps to align Executive Director awards with shareholder value creation.

The 50% of the award that will be subject to cumulative free cash flow performance will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1.585bn	Nil

$1.585bn	23.75%

$1.822bn	47.5%

$2.059bn or more	95%

Awards will vest on a straight-line basis between these points.

94	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT
REMUNERATION continued

Revenue in Emerging Markets is defined as cumulative revenue over a three-year period beginning 1 January 2016 from our Emerging Markets. The 25% of the award that will be subject to revenue in Emerging Market performance will vest as follows:

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

25% of the award will vest based on the Company’s Total Shareholder Return (TSR) performance relative to a bespoke peer group of companies in the medical devices sector over a three-year period commencing 1 January 2016 as follows:

Relative TSR ranking	Award vesting as % of salary
Below median	Nil

Median	11.875%

Upper quartile	47.5%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The bespoke peer group for the 2016 awards comprises the following companies: Baxter International, Becton, Dickinson and Company, Boston Scientific Corporation, C. R. Bard, Coloplast A/S, CONMED Corporation, Edwards Lifesciences Corporation, Essilor International SA, Getinge AB, GN Store Nord A/S, Medtronic, Stryker, Shire plc, Sonova Holding AG, St Jude Medical, William Demant and Zimmer Biomet.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Willis Towers Watson.

PERFORMANCE SHARE PROGRAMME 2017

A performance share award will be made in 2017 to Olivier Bohuon and Graham Baker under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance).

During 2016, the Remuneration Committee reviewed the operation of the Performance Share Programme and have made changes to the performance measures and weightings which will apply to awards going forward.

Performance will be measured over the three financial years commencing 1 January 2017 and will vest subject to performance and continued employment in 2020. Subject to shareholder approval of the new Remuneration Policy at the Annual General Meeting to be held on 6 April 2017, on vesting, sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years.

We have selected four equally weighted performance measures – relative TSR, return on invested capital, sales growth and cumulative free cash flow. We have selected these measures because of their link to our strategic priorities and the alignment with the shareholder experience. The four measures are defined as follows:

Relative TSR provides accountability and alignment to shareholders. 25% of the award will vest based on the Company’s TSR performance relative to constituents of two separate indices over a three-year period commencing 1 January 2017 as follows:

TSR relative to the peer groups	Award vesting as % of salary
Below median	Nil

Median	11.875%

Upper quartile	47.5%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

The two equally weighted peer groups against which the Company’s TSR performance will be measured will be defined at the start of each performance period based on constituents of the following:

–	A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising medical devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’. This is a broader sector-based peer group than in previous years, so that we maintain a focus on outperforming our broad sector without being impacted by the volatility of a smaller group.

–	FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Willis Towers Watson.

95	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Return on invested capital (ROIC) adds focus on enhancing operating performance and reducing the under-performing asset base. The introduction of ROIC as a performance measure will incentivise better financial discipline, reward enhanced operating performance and provide a link to an area that our shareholders have identified as a high priority for improvement. 25% of the award will be subject to ROIC and will vest as follows:

ROIC will be defined as:

Net Operating Profit1 less Adjusted Taxes2

(Opening Net Operating Assets + Closing Net Operating Assets3)/2

ROIC will be measured each year of the three year performance period and a simple average of the three years will be compared to the targets below (precise numbers will be included in the Remuneration Report prospectively). The Remuneration Committee will have the discretion to adjust ROIC targets in the case of significant events such as material mergers, acquisitions and disposals and that such adjustment will be consistent with the deal model and approved by the Board at the time of the transaction.

1	Operating profit is as disclosed in the Group income statement in the Annual Report.
2	Adjusted Taxes represents our Taxation charge per the Group income statement adjusted for the impact of tax on items not included in Operating profit notably interest income and expense, other finance costs and share of results of associate.
3	Net Operating Assets comprises net assets from the Group balance sheet (Total assets less Total liabilities) excluding the following items: Investments, Investments in associates, Retirement benefit assets and liabilities, Long term borrowings, Bank overdrafts and loans, and Cash at bank.

Return on Invested Capital	Award vesting as % of salary
Below Threshold 11.1%	Nil

Threshold 11.1% (-1.9% of target)	11.875%

Target 13% (as derived from the Strategic Plan)	23.75%

Maximum or above 14.9% (+1.9% of target)	47.5%

Awards will vest on a straight-line basis between these points.

Sales growth focuses on growth in both Established Markets and Emerging Markets. This is a broadening of the previous sales growth measure to focus beyond our emerging markets. 25% of the award will be subject to sales growth and will vest as follows:

Sales growth over three year period commencing 1 January 2017	Award vesting as % of salary
Below Threshold	Nil

Threshold (-3% of target)	11.875%

Target	23.75%

Maximum or above (+3% of target)	47.5%

It is not possible to disclose precise targets for sales growth as this will give commercially sensitive information to our competitors concerning our growth plans and is potentially price sensitive information. This target however will be disclosed in the 2019 Annual Report, when the Committee will discuss performance against the target.

Cumulative cash flow is important as it is derived from increased revenues and healthy trading profits. Having a healthy cash flow will enable us to continue to grow and invest. 25% of the award will be subject to cumulative free cash flow performance and will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1,482m	Nil

$1,482m (-13% of target)	11.875%

$1,703m	23.75%

$1,924m or more (+13% of target)	47.5%

VESTING OF AWARDS MADE IN 2014

Since the end of the year, the Remuneration Committee has reviewed the vesting of conditional awards made to Executive Directors under the Global Share Plan 2010 in 2014. Vesting of the conditional awards made in 2014 was subject to performance conditions based on TSR, revenue in Emerging Markets and cumulative free cash flow measured over a three-year period commencing 1 January 2014.

25% of the award was based on the Company’s TSR relative to a bespoke group of 15 medical devices companies. Against this peer group, the Company’s TSR performance ranked below median meaning that this part of the award therefore vested at 0%.

50% of the award was based on cumulative free cash flow performance. Over the three-year period, the adjusted cumulative free cash flow was $1.624 billion below the threshold required for vesting. These adjustments include items such as Board approved M&A, including the acquisitions of Healthpoint and ArthroCare and Board approved Business Plans such as the Group Optimisation programme, the Regranex inventory and metal-on-metal settlements. This part of the award therefore vested at 0%.

25% of the award was based on revenues in Emerging Markets. The threshold set in 2014 was $2,133 million with a target of $2,510 million. Over the three year period, the adjusted revenues in Emerging Markets were $2,244 million. These adjustments include Board-approved M&A. This part of the award therefore vested at 64% of target (32% of maximum).

Overall therefore, the conditional awards made in 2014 will vest at 8% of maximum (16% of target) on 7 March 2017 as follows:

Director	Date of grant	Number of shares under award at maximum	Number vesting
Olivier Bohuon	7 March 2014	180,304	14,424
Julie Brown	7 March 2014	100,688	This award has lapsed in its entirety on 11 January 2017

96	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT
REMUNERATION continued

SUMMARY OF SCHEME INTERESTS AWARDED DURING THE FINANCIAL YEAR

		Olivier Bohuon		Julie Brown[1]
Basis on which award is made	Number of shares	Face value	Number of shares	Face value

Annual Equity Incentive Award (see page 93)	50,159	€744,358	25,342	£291,181

Performance Share Award at maximum (see page 93)	146,620	€2,175,756	87,544	£1,005,898

190% base salary at maximum

1	Awards lapsed in full on 11 January 2017 when Julie Brown left the Company.

Please see Policy Table on pages 81 to 82 for details of how the above plans operate. The number of shares is calculated using the closing share price on the day before the grant, which for the awards granted on 7 March 2016 was 1,149p.

DETAILS OF OUTSTANDING AWARDS MADE UNDER THE PERFORMANCE SHARE PROGRAMME

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2010. The performance conditions and performance periods applying to these awards are detailed on page 93.

	Date granted		Number of ordinary shares under award at maximum	Date of vesting
Olivier Bohuon	7 March 2014	[1]	180,304	7 March 2017
	9 March 2015		133,156	9 March 2018
	7 March 2016		146,620	7 March 2019
Julie Brown	7 March 2014	[2]	100,688	7 March 2017
	9 March 2015	[2]	85,366	9 March 2018
	7 March 2016	[2]	87,544	7 March 2019

1	On 7 February 2017, 92% of the award granted at maximum to Olivier Bohuon lapsed following completion of the performance period.
2	On 11 January 2017, these awards lapsed in their entirety on Julie Brown ceasing to be an employee of the Company.

DETAILS OF OPTION GRANTS UNDER THE ALL-EMPLOYEE SHARESAVE PLAN

Details of options held by Executive Directors under the Smith & Nephew ShareSave Plan (2012) are shown below.

Director	Date granted	Number of shares under option	Date of vesting	Exercise period	Option price
Julie Brown	17 September 2013	2,400 Ordinary Shares	1 November 2018	1 November 2018 – 30 April 2019	£6.25

These options lapsed in their entirety in January 2017, when Julie Brown left the Company.

SINGLE TOTAL FIGURE ON REMUNERATION

Chairman and Non-Executive Directors

			Non-Executive Director/
	Basic annual fee[1]		Committee fee		Intercontinental travel fee			Total
Director	2015	2016	2015	2016	2015	2016	2015	2016
Roberto Quarta	£400,000	£409,750	N/A	N/A	£3,500	£3,500	£403,500	£413,250

Vinita Bali	£63,000	£63,000	N/A	N/A	£17,500	£21,000	£80,500	£84,000

	$6,000	$9,780					$6,000	$9,780

Ian Barlow	£66,150	£68,135	£15,000	£18,750	£3,500	£3,500	£84,650	£90,385

Virginia Bottomley	£66,150	£68,135	N/A	N/A	£3,500	£3,500	£69,650	£71,635

Erik Engstrom	£66,150	£68,135	N/A	N/A	£3,500	£3,500	£69,650	£71,635

Robin Freestone	£21,000	£68,135	N/A	N/A	£3,500	£3,500	£24,500	£71,635

Michael Friedman	$126,000	$129,780	$27,000	$33,000	$42,000	$35,000	$195,000	$197,780

Brian Larcombe	£66,150	£68,135	£15,000	£18,750	£3,500	£3,500	£84,650	£90,385

Joseph Papa	$126,000	$129,780	$27,000	$33,000	$35,000	$35,000	$188,000	$197,780

1	The basic annual fee includes shares purchased for the Chairman and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table on page 86.

97	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Chairman and Non-Executive Director Fees

In February 2016, the Remuneration Committee reviewed the fees paid to the Chairman and the Board reviewed the fees paid to the Non-Executive Directors and determined that with effect from 1 April 2016, the fees paid would be as follows:

Annual fee paid to the Chairman	£412,000 of which £103,000 paid in shares (increase of 3%)
Annual fee paid to Non-Executive Directors	£68,135 of which £5,135 paid in shares (increase of 3%) Or $129,780 of which $9,780 paid in shares (increase of 3%)
Intercontinental travel fee (per meeting)	£3,500 or $7,000 (unchanged)
Fee for Senior Independent Director and Committee Chairman	£20,000 or $35,000 reflecting increased responsibilities.

In February 2017, the Remuneration Committee reviewed the fees paid to the Chairman and the Board reviewed the fees paid to the Non-Executive Directors and determined that with effect from 1 April 2017, the fees paid would remain unchanged.

Chief Executive Officer’s remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2015 and 2016 compared to that of employees generally is as follows:

	Base salary % change 2016	Benefits % change 2016	Annual cash bonus % change 2016
Chief Executive Officer	2.7%	-27%	-58%

Average for all employees	3.5%	N/A	N/A

The average cost of wages and salaries for employees generally decreased by 3.1% in 2016 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

Payments made to past Directors

No payments were made to former Directors in the year.

Payments for loss of office

No payments were made in respect of a Director’s loss of office in 2016.

Service contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 84 of the Policy Report.

Outside directorships

Olivier Bohuon is a Non-Executive Director of Virbac SA and received €21,000 in respect of this appointment. He is also a Non-Executive Director of Shire Plc and received €160,397 in respect of this appointment. Julie Brown is a Non-Executive Director of Roche Holding Ltd and received a fee of CHF310,000.

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Olivier Bohuon			Julie Brown

	1 January 2016	31 December 2016	17 February 2017[1]	1 January 2016	31 December 2016	17 February 2017[1]
Ordinary shares	338,183	424,288	424,288[3]	42,945	90,040	N/A

Share options	0	0	0	2,400	2,400	N/A

Performance share awards[2]	554,388	460,080	294,200	318,920	273,598	N/A

Equity Incentive awards	107,142	96,417	96,417	42,377	50,649	N/A

Other awards	0	0	0	25,000	0	N/A
1	The latest practicable date for this Annual Report.
2	These share awards are subject to further performance conditions before they may vest, as detailed on pages 91 to 92.
3	The ordinary shares held by Olivier Bohuon on 17 February 2017 represent 527.82% of his base annual salary.

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

98	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT
REMUNERATION continued

Beneficial interests of the Chairman and Non-Executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2016 (or date of appointment) if later	31 December 2016 (or date of retirement if earlier)	17 February 2017[1]	Shareholding as % of annual fee[2]

Roberto Quarta[3]	19,765	24,156	24,156	70.53
Vinita Bali[4]	6,186	6,522	6,522	111.69
Ian Barlow	18,556	18,786	18,786	331.69
Virginia Bottomley	18,219	18,473	18,473	273.19
Erik Engstrom	15,140	15,350	15,350	271.02
Robin Freestone	15,000	15,310	15,310	270.32
Michael Friedman[4]	9,014	9,476	9,476	118.49
Brian Larcombe	40,508	40,718	40,718	718.92
Joseph Papa[4]	13,197	13,547	13,547	169.40

1	The latest practicable date for this Annual Report.
2	Calculated using the closing share price of 1,203p per ordinary share and $30.44 per ADS on 17 February 2017, and an exchange rate of £1/$1.2195.
3	All Non-Executive Directors held the required shareholding during the year except the Chairman.
4	Vinita Bali, Michael Friedman and Joseph Papa hold some of their shares in the form of ADS.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

Relative importance of spend on pay

The following table sets out the total amounts spent in 2016 and 2015 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2016	For the year to 31 December 2015	% change

Attributable profit for the year	$784m	$410m	91.2%
Dividends paid during the year	$279m	$272m	2.6%
Share buyback[1]	$368m	$77m	378%
Total Group spend on remuneration	$1,227m	$1,193m	-2.8%

1	Shares are bought in the market in respect of shares issued as part of the executive and employee share plans. Following the disposal of the Gynaecology business in August 2016, the Company commenced a $300m share buy-back programme. See Note 19.2 for further information.

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index is shown below in accordance with Schedule 8 to the Regulations.

Eight-year Total Shareholder Return

(measured in UK Sterling, based on monthly spot values)

99	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

However, as we compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 94), when considering TSR performance in the context of the Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Eight-year Total Shareholder Return

(measured in US Dollars, based on monthly spot values)

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous nine years:

	Long-term incentive vesting rates against maximum opportunity
		Single figure of total		Annual Cash Incentive
Year	Chief Executive Officer	remuneration $		payout against maximum %[5]	Performance shares %	Options %

2016	Olivier Bohuon	$3,322,321		30	8	N/A

2015	Olivier Bohuon	$5,342,377	[4]	75	33.5	N/A

2014	Olivier Bohuon	$6,785,121		43	57	N/A

2013	Olivier Bohuon	$4,692,858		84	0	N/A

2012	Olivier Bohuon	$4,956,771		84	N/A	N/A

2011	Olivier Bohuon[1,2]	$7,442,191		68	N/A	N/A

2011	David Illingworth[3]	$3,595,787		37	27	27

2010	David Illingworth	$4,060,707		57	70	61

2009	David Illingworth	$4,406,485		59	46	59

1	Appointed Chief Executive Officer on 1 April 2011.
2	Includes recruitment award of €1,400,000 cash and a share award over 200,000 ordinary shares with a value of €1,410,000 on grant.
3	Resigned as Chief Executive Officer on 1 April 2011.
4	Prior years are restated to reflect amounts not known at the date of signing the previous Annual Report.
5	Calculated as 45.45% (actual payout) disclosed on page 92 divided by the maximum potential payout of 150%.

Implementation of Remuneration Policy in 2017

Shareholders will be asked to approve the new Remuneration Policy at the Annual General Meeting on 6 April 2017. This policy is detailed on pages 78 to 87. The new Remuneration Policy is broadly the same as the policy approved by shareholders in 2014; the only changes being the measures used for the short and long term incentive programmes and the introduction a holding period for shares vesting under the Performance Share Programme. The main differences therefore to the way that the Remuneration Policy will be implemented in 2017 are as follows:

–	The financial measures be used for the Annual Incentive Plan will be Revenue (35%), Trading profit margin (25%) and Trading cash flow (15%).

–	The business objective measures be used for the Annual Incentive Plan will be Business process (8.3%), People (8.3%) and Customer (8.3%).

–	The performance measures to be used for the Performance Share Plan will be Cumulative cash flow (25%), Relative TSR (25%), Sales growth (25%) and Return on Invested Capital (25%).

There are no changes to salary, pensions or opportunities under the Incentive Plan for 2017. Equally, there are no changes in the provided benefits, although the disclosed value will vary based on the underlying cost of providing them.

100	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

IMPLEMENTATION REPORT
REMUNERATION continued

Statement of voting at Annual General Meeting held in 2016

At the Annual General Meeting held on 14 April 2016, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Report were as follows:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’ Remuneration Report	272,923,229	46.99	307,890,596	53.01	580,913,825	52,488,566

During 2016, Joseph Papa, Chairman of our Remuneration Committee has undertaken an extensive programme of engagement with investors, which is detailed in the Policy Report on page 87.

Other remuneration matters

Graham Baker will be appointed Chief Financial Officer on 1 March 2017. He will receive a base salary of £510,000 and will participate in the Annual Incentive Plan for 2017 as detailed above. He will also receive a Performance Share Award as detailed above and a payment in lieu of pension equivalent to 30% of his base salary, as well as standard benefits, including a car allowance, healthcare cover and if applicable financial consultancy advice. His notice period will be 6 months from him and 12 months from the Company. No additional payment will be made on his joining the Company.

Senior management remuneration

The Group’s administrative, supervisory and management body (senior management) is comprised for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 52 to 53.

Compensation paid to senior management in respect of 2016, 2015 and 2014 was as follows:

	2014	2015	2016
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$12,725,000	$13,971,000	$12,874,000
Total compensation for loss of office	$2,664,000	0	0
Aggregate increase in accrued pension scheme benefits	$16,000	0	0
Aggregate amounts provided for under supplementary schemes	$507,000	$698,000	$1,112,000

As at 17 February 2017, the senior management owned 301,797 shares and 57,303 ADSs, constituting less than 0.1% of the share capital of the Company. Details of share awards granted during the year and held as at 17 February 2017 by members of senior management are as follows:

	Share awards granted	Total share awards held
	during the year	as at 17 February 2017
Equity Incentive awards	164,526	248,381
Performance Share awards	152,008	284,505
Conditional share awards under the Global Share Plan 2010	49,526	59,469
Options under Employee ShareSave plans	1,009	0
Options under the Global Share Plan 2010	0	52,577

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

Over the previous 10 years (2007 to 2016), the number of new shares issued under our share plans has been as follows:

All-employee share plans	7,552,785 (0.86% of issued share capital as at 17 February 2017)
Discretionary share plans	35,681,391 (4.07% of issued share capital as at 17 February 2017)
By order of the Board, on 22 February 2017

Joseph Papa

Chairman of the Remuneration Committee

101	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GROUP FINANCIAL STATEMENTS

102	Director’s responsibilities for the accounts
103	Independent auditor’s US report
108	Critical accounting policies

GROUP FINANCIAL STATEMENTS

109	Group income statement
111	Group balance sheet
113	Group cash flow statement
115	Group statement of changes in equity

NOTES TO THE GROUP ACCOUNTS

116	Note 1. Basis of preparation
117	Note 2. Business segment information
121	Note 3. Operating profit
123	Note 4. Interest and other finance costs
123	Note 5. Taxation
126	Note 6. Earnings per ordinary share
127	Note 7. Property, plant and equipment
129	Note 8. Goodwill
130	Note 9. Intangible assets
132	Note 10. Investments
132	Note 11. Investments in associates
133	Note 12. Inventories
134	Note 13. Trade and other receivables
135	Note 14. Trade and other payables
136	Note 15. Cash and borrowings
138	Note 16. Financial instruments and risk management
143	Note 17. Provisions and contingencies
145	Note 18. Retirement benefit obligations
151	Note 19. Equity
153	Note 20. Cash flow statement
154	Note 21. Acquisitions and disposals
156	Note 22. Operating leases

OTHER NOTES TO THE ACCOUNTS

157	Note 23.1. Share-based payments
160	Note 23.2. Related party transactions
161	Note 23.3. Group Companies

165	COMPANY FINANCIAL STATEMENTS AND ASSOCIATED NOTES

OTHER FINANCIAL INFORMATION

173	Selected financial data
175	Non-GAAP financial information

182	INFORMATION FOR SHAREHOLDERS

102	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

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

The strategic report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections:

–	Overview (pages 2 to 7);

–	Our Business and Marketplace (pages 8 to 17);

–	Operational Review (pages 18 to 38);

–	Financial Review (pages 39 to 41);

–	Risk (pages 42 to 46);

And has been approved and signed on behalf of the Board.

By order of the Board, 22 February 2017

Susan Swabey

Company Secretary

103	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

INDEPENDENT AUDITOR’S US REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The Board of Directors and Shareholders Smith & Nephew plc:

We have audited the accompanying Group balance sheets of Smith & Nephew plc and subsidiaries as of 31 December 2016 and 2015 and the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity, for each of the years then ended. We also have audited Smith & Nephew plc’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Smith & Nephew plc’s management is responsible for these Group financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Evaluation of Internal Controls. Our responsibility is to express an opinion on these Group financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the Group financial statements referred to above present fairly, in all material respects, the financial position of Smith & Nephew plc and subsidiaries as of 31 December 2016 and 2015, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, Smith & Nephew plc maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).

As discussed in Note 2 to the Group financial statements, in 2015 Smith & Nephew plc elected to change the composition of its reportable segments. We also have audited the adjustments to the 2014 Group financial statements to retrospectively reflect the change in composition of reportable segments. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 Group financial statements of Smith & Nephew plc and subsidiaries other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 Group financial statements taken as a whole.

KPMG LLP

London, United Kingdom

22 February 2017

104	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP FINANCIAL STATEMENTS

THIS PAGE IS INTENTIONALLY BLANK

105	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

THIS PAGE IS INTENTIONALLY BLANK

106	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP FINANCIAL STATEMENTS

THIS PAGE IS INTENTIONALLY BLANK

107	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

THIS PAGE IS INTENTIONALLY BLANK

108	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP FINANCIAL STATEMENTS

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

The Group’s significant accounting policies are set out in Notes 1 to 23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s judgement are as follows:

VALUATION OF INVENTORIES

A feature of the Orthopaedic Reconstruction and Trauma & Extremities franchises (whose finished goods inventory make up approximately 78.4% of the Group’s total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management judgement on customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

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

BUSINESS COMBINATIONS

The Group has identified ‘growth through acquisitions’ as one of its Strategic Priorities. During 2016, we acquired Blue Belt Technologies; the determination of the balance sheet fair value acquired is dependent upon the understanding of the circumstances at acquisition and estimates of the future results of the acquired business and management judgement is a factor in making these determinations.

109	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GROUP INCOME STATEMENT

	Notes	Year ended 31 December 2016 $ million	Year ended 31 December 2015 $ million	Year ended 31 December 2014 $ million
Revenue	2	4,669	4,634	4,617

Cost of goods sold		(1,272)	(1,143)	(1,162)
Gross profit		3,397	3,491	3,455

Selling, general and administrative expenses	3	(2,366)	(2,641)	(2,471)

Research and development expenses	3	(230)	(222)	(235)
Operating profit	2 & 3	801	628	749

Interest income	4	6	11	13

Interest expense	4	(52)	(49)	(35)

Other finance costs	4	(16)	(15)	(11)

Share of results of associates	11	(3)	(16)	(2)

Profit on disposal of business	21	326	–	–
Profit before taxation		1,062	559	714

Taxation	5	(278)	(149)	(213)
Attributable profit for the year[1]		784	410	501
Earnings per ordinary share[1]	6

Basic		88.1¢	45.9¢	56.1¢

Diluted		87.8¢	45.6¢	55.7¢
GROUP STATEMENT OF COMPREHENSIVE INCOME
	Notes	Year ended 31 December 2016 $ million	Year ended 31 December 2015 $ million	Year ended 31 December 2014 $ million
Attributable profit for the year[1]		784	410	501

Other comprehensive income:

Items that will not be reclassified to income statement

Re-measurement of net retirement benefit obligations	18	(81)	(8)	(94)

Taxation on other comprehensive income	5	10	10	19
Total items that will not be reclassified to income statement		(71)	2	(75)

Items that may be reclassified subsequently to income statement

Cash flow hedges – interest rate derivatives

– losses arising in the year		–	–	(5)

Cash flow hedges – forward foreign exchange contracts

– gains/losses) arising in the year		(15)	34	31

– losses/(gains) transferred to inventories for the year		20	(50)	(14)

Fair value remeasurement of available for sale asset		10	–	–

Exchange differences on translation of foreign operations		(134)	(176)	(196)
Total items that may be reclassified subsequently to income statement		(119)	(192)	(184)
Other comprehensive expense for the year, net of taxation		(190)	(190)	(259)
Total comprehensive income for the year[1]		594	220	242

1	Attributable to equity holders of the Company and wholly derived from continuing operations.

THE NOTES ON PAGES 116 TO 164 ARE AN INTEGRAL PART OF THESE ACCOUNTS.

110	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP FINANCIAL STATEMENTS

COMMENTARY ON THE GROUP INCOME STATEMENT AND GROUP STATEMENT OF COMPREHENSIVE INCOME

REVENUE

Group revenue increased by $35m, 1% on a reported basis, from $4,634m in 2015 to $4,669m in 2016.

The underlying increase is 2%, after adjusting for 1% attributable to the unfavourable impact of currency movements.

COST OF GOODS SOLD

Cost of goods sold increased by $129m, 11% on a reported basis, from $1,143m in 2015 to $1,272m in 2016. The movement is primarily due to underlying trading.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by $275m (10% on a reported basis) from $2,641m in 2015 to $2,366m in 2016.

In 2016, administrative expenses included amortisation of software and other intangible assets of $61m (2015: $66m), $62m of restructuring and rationalisation expenses (2015: $65m), an amount of $178m relating to amortisation and impairment of acquired intangibles (2015: $204m), $9m of acquisition related costs (2015: $12m) and $30m net credit primarily related to a $44m curtailment credit on UK post-retirement benefits (2015: $190m charge for legal and other charges).

Excluding the above items, selling, general and administrative expenses were $2,086m in 2016, a decrease of $18m from $2,104m in 2015.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenditure as a percentage of revenue remained broadly consistent at 4.9% in 2016 (2015: 4.8%). Expenditure was $230m in 2016 compared to $222m in 2015. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

OPERATING PROFIT

Operating profit increased by $173m from $628m in 2015 to $801m in 2016.

This movement in 2016 was primarily driven by the absence of costs recognised in 2015 relating to anticipated and settled metal-on-metal hip claims.

INTEREST INCOME/(EXPENSE)

Net interest expense increased by $8m from a net $38m expense in 2015 to a net $46m expense in 2016. This movement is primarily due to an increase in the effective interest rate and the increase in net debt due to the acquisition of Blue Belt Technologies.

OTHER FINANCE COSTS

Other finance costs in 2016 increased by $1m and principally relates to costs associated with the Group’s retirement benefit schemes.

PROFIT ON DISPOSAL OF BUSINESS

A profit on disposal of $326m was recognised in 2016 following the sale of the Gynaecology business.

TAXATION

The taxation charge increased by $129m to $278m from $149m in 2015 principally due to the tax charge on the disposal of the Gynaecology business.

Our reported tax rate of 26.2% (2015: 26.7%) includes the one-off benefit of a US tax settlement which is partly offset by the tax rate on the disposal of the predominantly US Gynaecology business.

THE FINANCIAL COMMENTARY ON THIS PAGE FORMS PART OF THE BUSINESS REVIEW AND IS UNAUDITED. SEE PAGES 178 TO 179 FOR COMMENTARY ON THE 2015 FINANCIAL YEAR.

111	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GROUP BALANCE SHEET

	Notes	At 31 December 2016 $million	At 31 December 2015 $million
Assets
Non-current assets

Property, plant and equipment	7	982	932

Goodwill	8	2,188	2,012

Intangible assets	9	1,411	1,502

Investments	10	25	13

Investments in associates	11	112	115

Retirement benefit asset	18	–	13

Deferred tax assets	5	97	105
		4,815	4,692
Current assets

Inventories	12	1,244	1,217

Trade and other receivables	13	1,185	1,138

Cash at bank	15	100	120
		2,529	2,475
Total assets		7,344	7,167

Equity and liabilities
Equity attributable to owners of the Company

Share capital	19	180	183

Share premium		600	590

Capital redemption reserve		15	12

Treasury shares	19	(432)	(294)

Other reserves		(375)	(256)

Retained earnings		3,970	3,731
Total equity		3,958	3,966
Non-current liabilities

Long-term borrowings	15	1,564	1,434

Retirement benefit obligations	18	164	184

Other payables	14	82	29

Provisions	17	134	133

Deferred tax liabilities	5	94	77
		2,038	1,857
Current liabilities

Bank overdrafts and loans	15	86	46

Trade and other payables	14	884	842

Provisions	17	147	193

Current tax payable		231	263
		1,348	1,344
Total liabilities		3,386	3,201
Total equity and liabilities		7,344	7,167

The accounts were approved by the Board and authorised for issue on 22 February 2017 and are signed on its behalf by:

Roberto Quarta	Olivier Bohuon
Chairman	Chief Executive Officer

THE NOTES ON PAGES 116 TO 164 ARE AN INTEGRAL PART OF THESE ACCOUNTS.

112	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP FINANCIAL STATEMENTS

COMMENTARY ON THE GROUP BALANCE SHEET

NON-CURRENT ASSETS

Non-current assets increased by $123m to $4,815m in 2016 from $4,692m in 2015. This is principally attributable to the following:

–	Property, plant and equipment increased by $50m from $932m in 2015 to $982m in 2016. There were $320m of additions together with $2m acquired with the Blue Belt acquisition which was partially offset by $21m of assets disposed. Depreciation of $224m was charged during 2016 and there were unfavourable currency movements of $27m.

–	Goodwill increased by $176m from $2,012m in 2015 to $2,188m in 2016. This movement relates to additions of $211m from the acquisition of Blue Belt and BST-CarGel. This was partially offset by unfavourable currency movements of $35m.

–	Intangible assets decreased by $91m from $1,502m in 2015 to $1,411m in 2016. There were additions of $72m in 2016 relating to intellectual property, distribution rights and software acquired together with $85m acquired with the Blue Belt and BST-CarGel acquisitions. Amortisation and impairment during 2016 was $239m and there were unfavourable currency movements of $9m.

–	Investments increased to $25m from $13m in 2015. The increase was attributable to additions of $2m and fair value remeasurement of $10m.

–	Deferred tax assets decreased by $8m in the year from $105m in 2015 to $97m in 2016. The net deferred tax asset position is $3m (2015: asset of $28m). The decrease of $25m is due to tax accrual to tax return adjustments and current year utilisation of net deferred tax assets offset by the impact of acquisitions of $15m.

CURRENT ASSETS

Current assets increased by $54m to $2,529m from $2,475m in 2015. The movement relates to the following:

–	Inventories rose by $27m to $1,244m in 2016 from $1,217m in 2015. This movement is driven by inventory increases in distribution hubs and general increase across the Emerging Markets. This was offset by unfavourable currency movements of $26m.

–	The level of trade and other receivables increased by $47m to $1,185m in 2016 from $1,138m in 2015. The movement primarily relates to increased trade receivables of $39m and $10m decrease in the bad debt provision as well as unfavourable currency movements.

–	Cash at bank has decreased by $20m from $120m in 2015 to $100m in 2016. Refer to the Group cash flow statement and related commentary on pages 113 and 114 for further detail.

NON-CURRENT LIABILITIES

Non-current liabilities increased by $181m from $1,857m in 2015 to $2,038m in 2016. This movement principally relates to:

–	Long-term borrowing increased from $1,434m in 2015 to $1,564m in 2016 principally due to acquisitions made in 2016.

–	The retirement benefit obligation decreased from $184m in 2015 to $164m in 2016 due to past service cost adjustments arising from plan amendments in the UK, favourable asset movements partially offset by decreases in discount rates.

–	Deferred tax liabilities increased by $17m from $77m in 2015 to $94m in 2016. Refer to commentary within non-current assets for explanation of the net deferred tax position movement.

–	Other payables increased by $53m from $29m in 2015 to $82m in 2016 due to deferred consideration on acquisitions made in 2016.

CURRENT LIABILITIES

Current liabilities increased by $4m from $1,344m in 2015 to $1,348m in 2016. This movement is attributable to:

–	Bank overdrafts and loans increased by $40m from $46m in 2015 to $86m in 2016.

–	Trade and other payables increased by $42m from $842m in 2015 to $884m in 2016 primarily due to deferred consideration for acquisitions made in 2016.

–	Provisions decreased by $46m from $193m in 2015 to $147m in 2016 primarily due to utilisation of the legal provision for known and anticipated metal-on-metal hip claims.

–	Current tax payables decreased by $32m from $263m in 2015 to $231m, mainly attributable to differences in the timing of cash tax payments year-on-year.

TOTAL EQUITY

Total equity decreased by $8m from $3,966m in 2015 to $3,958m in 2016. The principal movements were:

Total equity $million
1 January 2016	3,966

Attributable profit	784

Currency translation losses	(134)

Hedging reserves	5

Fair value remeasurement of available for sale assets	10

Actuarial losses on retirement benefit obligations	(81)

Dividends paid during the year	(279)

Purchase of own shares	(368)

Taxation on other comprehensive income and equity items	12

Net share-based transactions	43
31 December 2016	3,958

THE FINANCIAL COMMENTARY ON THIS PAGE FORMS PART OF THE BUSINESS REVIEW AND IS UNAUDITED. SEE PAGES 178 TO 179 FOR COMMENTARY ON THE 2015 FINANCIAL YEAR.

113	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GROUP CASH FLOW STATEMENT

	Notes	Year ended 31 December 2016 $ million	Year ended 31 December 2015 $ million	Year ended 31 December 2014 $ million
Cash flows from operating activities

Profit before taxation		1,062	559	714

Net interest expense	4	46	38	22

Depreciation, amortisation and impairment		463	493	427

Loss on disposal of property, plant and equipment and software		15	15	11

Distribution from trade investments		–	3	1

Share-based payments expense (equity settled)	23	27	29	32

Share of results of associates	11	3	16	2

Profit on disposal of manufacturing facility	21	–	–	(9)

Profit on disposal of business	21	(326)	–	–

Net movement in post-retirement benefit obligations		(85)	(57)	(81)

Increase in inventories		(47)	(83)	(168)

Increase in trade and other receivables		(74)	(26)	(76)

(Decrease)/increase in trade and other payables and provisions		(49)	216	86

Cash generated from operations[1]		1,035	1,203	961

Interest received		3	8	3

Interest paid		(48)	(44)	(36)

Income taxes paid		(141)	(137)	(245)
Net cash inflow from operating activities		849	1,030	683
Cash flows from investing activities

Acquisitions, net of cash acquired	21	(214)	(44)	(1,572)

Capital expenditure	2	(392)	(358)	(375)

Investment in associate	11	–	(25)	(2)

Purchase of investments	10	(2)	(2)	(4)

Proceeds from associate loan redemption		–	–	188

Proceeds on disposal of manufacturing facility	21	–	–	20

Proceeds on disposal of business	21	343	–	–
Tax on disposal of business		(118)	–	–
Net cash used in investing activities		(383)	(429)	(1,745)
Cash flows from financing activities

Proceeds from issue of ordinary share capital		10	16	40

Purchase of own shares		(368)	(77)	(75)

Proceeds from borrowings due within one year	20	34	42	30

Settlement of borrowings due within one year	20	(38)	(26)	(52)

Proceeds from borrowings due after one year	20	890	831	3,390

Settlement of borrowings due after one year	20	(759)	(1,062)	(2,068)

Proceeds from own shares		6	5	4

Settlement of currency swaps	20	(25)	(15)	(11)

Equity dividends paid	19	(279)	(272)	(250)
Net cash (used in)/from financing activities		(529)	(558)	1,008

Net (decrease)/increase in cash and cash equivalents		(63)	43	(54)

Cash and cash equivalents at beginning of year	20	102	65	126

Exchange adjustments	20	(1)	(6)	(7)
Cash and cash equivalents at end of year[2]		38	102	65

1	Includes $62m (2015: $52m, 2014: $60m) of outgoings on restructuring and rationalisation expenses, $24m (2015: $36m, 2014: $112m) of acquisition-related costs and $36m (2015: $3m, 2014: $23m) of legal and other costs.
2	Cash and cash equivalents is net of bank overdrafts of $62m (2015: $18m, 2014: $28m).

THE NOTES ON PAGES 116 TO 164 ARE
AN INTEGRAL PART OF THESE ACCOUNTS.

114	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP FINANCIAL STATEMENTS

COMMENTARY ON THE GROUP CASH FLOW STATEMENT

The main elements of the Group’s cash flow and movements in net debt can be summarised as follows:

NET CASH INFLOW FROM OPERATING ACTIVITIES

Cash generated from operations in 2016 of $1,035m (2015: $1,203m, 2014: $961m) is after paying out $24m (2015: $36m, 2014: $112m) of acquisition-related costs, $62m (2015: $52m, 2014: $60m) of restructuring and rationalisation expenses and $36m (2015: $3m, 2014: $23m) relating to legal and other costs.

Inventory turn improved slightly supported by the benefits from the Global inventory transformation program. For trade receivables there was a slight deterioration in days of sales outstanding. Movements in trade and other payables and provisions were impacted in 2015 by the recognition of a $185m provision relating to the estimated costs to resolve all known and anticipated metal-on-metal hip claims.

CAPITAL EXPENDITURE

The Group’s ongoing capital expenditure and working capital requirements were financed through cash flow generated by business operations and, where necessary, through short-term committed and uncommitted bank facilities. In 2016, capital expenditure on tangible and intangible assets represented approximately 8% of continuing Group revenue (2015: 8%, 2014: 8%).

In 2016, capital expenditure amounted to $392m (2015: $358m, 2014: $375m). The principal areas of investment were the placement of orthopaedic instruments with customers, patents and licences, plant and equipment and information technology.

At 31 December 2016, $64m (2015: $24m, 2014: $34m) of capital expenditure had been contracted but not provided for which will be funded from future cash inflows.

ACQUISITIONS AND DISPOSALS

During the year ended 31 December 2016, the Group acquired Blue Belt Technologies Inc. and BST-CarGel for consideration, net of cash acquired, of $214m. The Gynaecology business was disposed of for proceeds of $350m less expenses of $7m and taxes of $118m.

During the year ended 31 December 2015, the Group acquired businesses in Colombia and Russia for consideration, net of cash acquired, of $44m. In November 2015, the Group invested $25m in its associate, Bioventus.

SHARE BUY-BACKS

During the year ended 31 December 2016, the Group purchased a total of 24.0m (2015: 4.4m) ordinary shares at a cost of $368m (2015: $77m), which in 2016 included a $300m share buy-back announced following the disposal of the Gynaecology business.

DIVIDENDS

The 2015 final dividend of 19.0 US cents per ordinary share totalling $170m was paid on 11 May 2016. The 2016 interim dividend of 12.3 US cents per ordinary share totalling $109m was paid on 25 October 2016.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

At 31 December 2016, the Group held $38m (2015: $102m, 2014: $65m) in cash net of bank overdrafts. The Group had committed facilities available of $2,425m at 31 December 2016 of which $1,560m was drawn. Smith & Nephew intends to repay the amounts due within one year by using available cash and drawing down on the longer-term facilities. In addition, Smith & Nephew has finance lease commitments of $7m (2015: $10m).

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2017, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt increased from $1,361m at the beginning of 2016 to $1,550m at the end of 2016, representing an overall increase of $189m.

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

THE FINANCIAL COMMENTARY ON THIS PAGE FORMS PART OF THE BUSINESS REVIEW AND IS UNAUDITED. SEE PAGES 178 TO 179 FOR COMMENTARY ON THE 2015 FINANCIAL YEAR.

115	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GROUP STATEMENT OF CHANGES IN EQUITY

	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Treasury shares[2] $ million	Other reserves[3] $ million	Retained earnings $ million	Total equity $ million
At 31 December 2013	184	535	10	(322)	120	3,520	4,047

Attributable profit for the year[1]	–	–	–	–	–	501	501

Other comprehensive expense	–	–	–	–	(184)	(75)	(259)

Equity dividends declared and paid	–	–	–	–	–	(250)	(250)

Share-based payments recognised	–	–	–	–	–	32	32

Purchase of own shares	–	–	–	(75)	–	–	(75)

Cost of shares transferred to beneficiaries	–	–	–	25	–	(21)	4

Cancellation of treasury shares	(1)	–	1	57	–	(57)	–

Issue of ordinary share capital[4]	1	39	–	–	–	–	40
At 31 December 2014	184	574	11	(315)	(64)	3,650	4,040

Attributable profit for the year[1]	–	–	–	–	–	410	410

Other comprehensive (expense)/income	–	–	–	–	(192)	2	(190)

Equity dividends declared and paid	–	–	–	–	–	(272)	(272)

Share-based payments recognised	–	–	–	–	–	29	29

Taxation on share-based payments	–	–	–	–	–	5	5

Purchase of own shares	–	–	–	(77)	–	–	(77)

Cost of shares transferred to beneficiaries	–	–	–	38	–	(33)	5

Cancellation of treasury shares	(1)	–	1	60	–	(60)	–

Issue of ordinary share capital[4]	–	16	–	–	–	–	16
At 31 December 2015	183	590	12	(294)	(256)	3,731	3,966

Attributable profit for the year[1]	–	–	–	–	–	784	784

Other comprehensive expense	–	–	–	–	(119)	(71)	(190)

Equity dividends declared and paid	–	–	–	–	–	(279)	(279)

Share-based payments recognised	–	–	–	–	–	27	27

Taxation on share-based payments	–	–	–	–	–	2	2

Purchase of own shares	–	–	–	(368)	–	–	(368)

Cost of shares transferred to beneficiaries	–	–	–	40	–	(34)	6

Cancellation of treasury shares	(3)	–	3	190	–	(190)	–

Issue of ordinary share capital[4]	–	10	–	–	–	–	10
At 31 December 2016	180	600	15	(432)	(375)	3,970	3,958

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trading investments. The cumulative translation loss within other reserves at 31 December 2016 was $388m (2015: $254m loss, 2014: $78m loss).
4	Issue of ordinary share capital as a result of options being exercised.

THE NOTES ON PAGES 116 TO 164 ARE
AN INTEGRAL PART OF THESE ACCOUNTS.

116	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

1 BASIS OF PREPARATION

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) effective as at 31 December 2016. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2016. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are: inventories, impairment, taxation, liability provisions and business combinations. These are discussed under Critical accounting policies on page 108. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

As described in Note 15, the Group meets its funding requirements through a mixture of shareholders’ funds, bank borrowings and private placement notes. At 31 December 2016, the Group had committed borrowing facilities of $2.4bn and total liquidity of $0.9bn, including net cash and cash equivalents of $38m and undrawn committed borrowing facilities of $0.9bn. The earliest expiry date of the Group’s committed borrowing facilities is in respect of a $300m bilateral term loan facility due to expire in April 2019.

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

There have been no new accounting pronouncements impacting the Group in 2016.

A number of new standards, amendments to standards and interpretations are effective for the Group’s annual periods beginning on or after 1 January 2017, and have not been applied in preparing these consolidated accounts. The new leasing standard IFRS 16 Leases will become effective from 1 January 2019 and is expected to have a significant effect on the consolidated accounts of Group. The impact of these new standards is still being determined.

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

117	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Foreign operations continued

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2016	2015	2014
Average rates
Sterling	1.35	1.53	1.65
Euro	1.11	1.11	1.33
Swiss Franc	1.02	1.04	1.09
Renminbi	0.15	0.16	0.16
Year end rates
Sterling	1.23	1.48	1.56
Euro	1.05	1.09	1.21
Swiss Franc	0.98	1.00	1.01
Renminbi	0.14	0.15	0.16

2 BUSINESS SEGMENT INFORMATION

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through three geographical selling regions, with each having a president who is responsible for the commercial view of that region. The Executive Committee (ExCo), comprises the Chief Commercial Officer, geographical presidents and certain heads of function and is chaired by the CEO. The ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation of the Group’s resources and assessment of the Group’s performance are made by the ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, the ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8, Operating Segments.

In making decisions about the allocation of the Group’s resources, the ExCo review financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2.2.

In assessing performance, the ExCo also consider financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a group-wide basis. When applying the requirements of IFRS 8, the Group considers that the allocation of resources by the ExCo being determined at Group level on a project by project basis determines that the Group has one operating segment.

The types of products and services offered by the Group’s global business segment are as follows:

–	Sports Medicine Joint Repair, which offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints;

–	Arthroscopic Enabling Technologies, which offers healthcare providers a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency wands, electromechanical and mechanical blades, and hand instruments for removing damaged tissue;

–	Trauma & Extremities, consisting of internal and external devices used in the stabilisation of severe fractures and deformity correction procedures;

–	Other Surgical Businesses, which includes robotics-assisted surgery, various products and technologies to assist in surgical treatment of the ear, nose and throat, and gynaecological instrumentation, until the Gynaecology business disposal in August 2016.

–	Knee Implants, which offers an innovative range of products for specialised knee replacement procedures;

–	Hip Implants, which offers a range of specialist products for reconstruction of the hip joint;

–	Advanced Wound Care, which includes products for the treatment of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds;

–	Advanced Wound Bioactives, which includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration; and

–	Advanced Wound Devices, which consists of traditional and single-use Negative Pressure Wound Therapy and hydrosurgery systems.

The segment information is prepared in conformity with the accounting policies of the Group and the accounting standard IFRS 8 Operating Segments.

The segment profit measure reported to the Chief Executive Officer and his Commercial and Operations Committee team for the purposes of resource allocation and assessment is trading profit before interest, and related income tax expense and excludes the effects of non-recurring income and expenditure from one-off items as discussed in Note 2.2. Group financing (including interest receivable and payable) is managed on a net basis outside of the business segment. In 2015, the Group changed its operating segments following its transition to a new commercial organisational structure. Consequently the 2014 comparatives presented were restated in 2015 to conform to the one global segment view.

The results and other information as required of the single segment are shown in Note 2.

118	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

2 BUSINESS SEGMENT INFORMATION continued

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

Segment revenue reconciles to statutory revenues and other income from continuing operations as follows:

	2016 $ million	2015 $ million	2014 $ million
Reportable segment revenue
Revenue from external customers	4,669	4,634	4,617

The table below shows revenue by product type from continuing operations. Included within the 2015 and 2014 analyses are reclassifications of $58m and $54m respectively of product sales formerly included in the Sports Medicine Joint Repair franchise which have now been included in the Arthroscopic Enabling Technologies franchise in order to present analysis in line with 2016 management reporting on a consistent basis.

	2016 $ million	2015 $ million	2014 $ million
Revenue by product from continuing operations
Sports Medicine Joint Repair	587	548	522
Arthroscopic Enabling Technologies	631	631	596
Trauma & Extremities	475	497	506
Other Surgical Businesses	214	205	147
Knee Implants	932	883	873
Hip Implants	597	604	654
Advanced Wound Care	719	755	805
Advanced Wound Bioactives	342	344	322
Advanced Wound Devices	172	167	192
Consolidated revenue from continuing operations	4,669	4,634	4,617

In presenting information on the basis of geographical segments, segment revenue is based on location of Smith & Nephew businesses:

	2016 $ million	2015 $ million	2014 $ million
Geographical segment revenue
United Kingdom	266	301	299
United States of America	2,299	2,217	2,012
Other[1]	2,104	2,116	2,306
Consolidated revenue from continuing operations	4,669	4,634	4,617

1	No other country represents more than 5% of consolidated sales revenue from continuing operations.

Major customers

No single customer generates revenue greater than 10% of the consolidated revenue.

119	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items including amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items. Further detail is provided in Notes 3.3, 3.4 and 3.5. Trading profit reconciles to operating profit as follows:

	2016 $ million	2015 $ million	2014 $ million

Trading profit of the business segment	1,020	1,099	1,055

Acquisition-related costs	(9)	(12)	(118)

Restructuring and rationalisation expenses	(62)	(65)	(61)

Amortisation of acquisition intangibles and impairments	(178)	(204)	(129)

Legal and other	30	(190)	2

Operating profit of the business segment	801	628	749

Net interest expense	(46)	(38)	(22)

Other finance costs	(16)	(15)	(11)

Share of results of associates	(3)	(16)	(2)

Profit on disposal of business	326	–	–

Taxation	(278)	(149)	(213)

Attributable profit for the year of the business segment	784	410	501

2.3 Assets and liabilities by business segment and geography
	2016 $ million	2015 $ million	2014 $ million

Reconciliation of assets of the business segment to the consolidated group

Assets of the business segment	7,147	6,929	7,129

Unallocated corporate assets:

– Deferred tax assets	97	105	77

– Retirement benefit assets	–	13	7

– Cash at bank	100	120	93

Total assets of the consolidated group	7,344	7,167	7,306

Segment assets are based on the location of the assets:
	2016 $ million	2015 $ million	2014 $ million

United Kingdom	335	366	379

United States of America	3,145	2,982	3,104

Other	1,238	1,226	1,299

Non-current assets by geographical location[1]	4,718	4,574	4,782

1	Non-current assets excludes retirement benefit assets and deferred tax assets.

120	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

2 BUSINESS SEGMENT INFORMATION continued

	2016 $ million	2015 $ million	2014 $ million

Reconciliation of liabilities of the business segment to the consolidated group

Liabilities of the business segment	1,247	1,197	1,012

Unallocated corporate liabilities:

– Long-term borrowings	1,564	1,434	1,666

– Retirement benefit obligations	164	184	233

– Deferred tax liabilities	94	77	98

– Bank overdrafts and loans due within one year	86	46	39

– Current tax payable	231	263	218

Total liabilities of the consolidated group	3,386	3,201	3,266

Depreciation, amortisation and impairment of the business segment

Depreciation of property, plant and equipment	224	226	222

Amortisation of acquired intangibles	130	153	129

Amortisation of other intangible assets	61	66	62

Total depreciation and amortisation	415	445	413

Impairment losses on property, plant and equipment[1]	–	–	14

Impairment losses on acquired intangibles[1]	48	51	–

Impairment reversal on trade investments[1]	–	(3)	–

Total non-cash items	463	493	427

1    Impairments recognised in operating profit, within the administrative expenses line.

Segment acquisition of property, plant and equipment and intangibles reconciles to that of the consolidated group, and comprises the following:

	2016 $ million	2015 $ million	2014 $ million

Additions to property, plant and equipment	320	303	298

Additions to intangibles	72	55	77

Capital expenditure (excluding business combinations)	392	358	375

Trade investments	2	2	4

Acquisitions – Goodwill	211	34	844

Acquisitions – Intangible assets	85	19	833

Acquisitions – Property, plant and equipment	2	6	62

Capital and acquisition expenditure	692	419	2,118

121	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

	2016 $ million	2015 $ million	2014 $ million
Revenue	4,669	4,634	4,617

Cost of goods sold[1,2]	(1,272)	(1,143)	(1,162)
Gross profit	3,397	3,491	3,455

Research and development expenses	(230)	(222)	(235)

Selling, general and administrative expenses:

Marketing, selling and distribution expenses	(1,712)	(1,735)	(1,670)

Administrative expenses[3,4,5,6]	(654)	(906)	(801)
	(2,366)	(2,641)	(2,471)
Operating profit	801	628	749

1    2016 includes $nil of restructuring and rationalisation expenses (2015: $nil, 2014: $12m).

2    2016 includes $nil of acquisition-related costs (2015: $nil, 2014: $23m).

3    2016 includes $61m of amortisation of software and other intangible assets (2015: $66m, 2014: $62m).

4    2016 includes $62m of restructuring and rationalisation expenses and $178m of amortisation and impairment of acquisition intangibles (2015: $65m of restructuring and rationalisation expenses and $204m of amortisation of acquisition intangibles, 2014: $49m of restructuring and rationalisation expenses and $129m of amortisation of acquisition intangibles).

5    2016 includes $30m credit relating to legal and other exceptionals (2015: $190m charge, 2014: $2m credit).

6    2016 includes $9m of acquisition-related costs (2015: $12m, 2014: $95m).

Note that items detailed in 1, 2, 4, 5 and 6 are excluded from the calculation of trading profit, the segment profit measure.

Operating profit is stated after charging/(crediting) the following items:

	2016 $ million	2015 $ million	2014 $ million
Other operating income	(25)	(41)	(9)

Amortisation of intangibles	191	219	191

Impairment of intangible assets	48	51	–

Depreciation of property, plant and equipment	224	226	222

Loss on disposal of property, plant and equipment and intangible assets	15	15	11

Operating lease payments for land and buildings	39	37	38

Operating lease payments for other assets	19	20	18

Advertising costs	88	91	96

In 2016 other operating income primarily relates to insurance recovery relating to metal-on-metal claims (2015: net gain relating to patent litigation).

122	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

3 OPERATING PROFIT continued

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

	Notes	2016 $ million	2015 $ million	2014 $ million
Wages and salaries		1,227	1,193	1,237

Social security costs		129	135	127

Pension costs (including retirement healthcare)[1]	18	23	58	17

Share-based payments	23	27	30	32

		1,406	1,416	1,413

1    In 2016, pension costs include the past service cost credit of $49m arising primarily from the closure of the UK defined benefit scheme to future accrual.

During the year ended 31 December 2016, the average number of employees was 15,584 (2015: 14,686, 2014: 13,469).

3.2 Audit Fees – information about the nature and cost of services provided by auditor

		2016 $ million	2015 $ million	2014 $ million
Audit services:

Group accounts		2	2	2

Local statutory audit pursuant to legislation		2	2	1

Other services:

Non-audit services		1	1	–

Taxation services:

Compliance services		–	–	1

Advisory services		–	–	1

Total auditor’s remuneration		5	5	5

Arising:

In the UK		2	2	3

Outside the UK		3	3	2

		5	5	5

Audit fees for the current year and 2015 are those relating to KPMG LLP, the Group’s auditor. In 2014, fees relate to Ernst & Young LLP, the Group’s former auditor.

3.3 Acquisition-related costs

Acquisition-related costs of $9m (2015: $12m, 2014: $118m) were incurred within operating profit in 2016. These costs relate to the costs associated with the purchase and integration of Blue Belt Technologies and other acquisitions.

3.4 Restructuring and rationalisation expenses

Restructuring and rationalisation costs of $62m (2015: $65m, 2014: $61m) were incurred in 2016. These costs primarily related to the ongoing implementation of the Group Optimisation Plan that was announced in May 2014 and has now completed.

3.5 Legal and other

The legal and other credit within operating profit of $30m (2015: $190m charge, 2014: $2m credit) recognised primarily related to a $44m curtailment gain arising on UK post-retirement benefits. Also included is a net $1m gain in respect of insurance recoveries of $24m and legal expenses of $23m, relating to the ongoing metal-on-metal hip claims. This was partially offset by legal expenses relating to patent litigation.

123	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

4 INTEREST AND OTHER FINANCE COSTS

4.1 Interest income/(expense)

		2016 $ million	2015 $ million	2014 $ million
Interest income		6	11	13

Interest expense:

Bank borrowings		(9)	(9)	(19)

Private placement notes		(37)	(37)	(14)

Other		(6)	(3)	(2)
		(52)	(49)	(35)
Net interest expense		(46)	(38)	(22)

4.2 Other finance costs
	Notes	2016 $ million	2015 $ million	2014 $ million

Retirement benefit net interest expense	18	(7)	(11)	(10)

Unwinding of discount		(9)	(3)	–

Other		–	(1)	(1)
Other finance costs		(16)	(15)	(11)

Foreign exchange gains or losses arose primarily on the translation of intercompany and third party borrowings and amounted to a net $22m gain in 2016 (2015: net $11m gain, 2014: net $21m gain). These amounts were matched by the fair value gains or losses on currency swaps held to manage this currency risk.

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

124	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

5 TAXATION continued

5.1 Taxation charge attributable to the Group

	2016 $ million	2015 $ million	2014 $ million
Current taxation:

UK corporation tax at 20% (2015: 20.3%, 2014: 21.5%)	23	31	39

Overseas tax	261	219	235
Current income tax charge	284	250	274

Adjustments in respect of prior periods	(53)	(56)	(6)
Total current taxation	231	194	268
Deferred taxation:

Origination and reversal of temporary differences	24	(73)	(52)

Changes in tax rates	–	(3)	–

Adjustments to estimated amounts arising in prior periods	23	31	(3)
Total deferred taxation	47	(45)	(55)
Total taxation as per the income statement	278	149	213

Taxation in other comprehensive income	(10)	(10)	(19)

Taxation in equity	(2)	(5)	–
Taxation attributable to the Group	266	134	194

The 2016 net prior period adjustment benefit of $30m (current tax credit of $53m offset by a deferred tax charge of $23m) mainly relates to a provision release following agreement reached with the IRS on a US tax matter, other provision releases on the expiry of statute of limitations and tax accrual to tax return adjustments offset by an increase in certain other tax provisions. The 2015 net prior period adjustment benefit of $25m (current tax credit of $56m offset by a deferred tax charge of $31m) mainly relates to provision releases after settlement with tax authorities or the expiry of statute of limitations and tax accrual to tax return adjustments.

Total taxation as per the income statement increased by $48m (2015: $130m reduction and 2014: $71m reduction) as a consequence of acquisition and disposals, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other (see Note 6).

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including potential US tax reform, implementation of the OECD’s BEPS actions, tax rate changes, tax legislation changes and resolution of tax audits and disputes. At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation. The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from these unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided resulting in a negative or positive effect on the tax charge in any given year.

In December 2016, the Group appealed to the First-Tier Tribunal in the UK against a decision by HM Revenue and Customs (HMRC) relating to the tax deductibility of certain historical foreign exchange losses. The decision of the Tribunal was released on 8 February 2017 and it upheld the Group’s appeal. HMRC has 56 days from 8 February 2017 to decide whether to appeal this decision. No tax benefit has been recognised to date in respect of these foreign exchange losses. In the event that HMRC decide not to appeal or if they do and the Group is ultimately successful in the Courts following an appeal, then the Group’s tax charge would be reduced, in the year of success, as a result.

In 2016, the UK Government enacted legislation to reduce the main rate of UK statutory corporation tax to 19.0% from 1 April 2017 and 17.0% from 1 April 2020.

125	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

The UK standard rate of corporation tax for 2016 is 20% (2015: 20.3%; 2014: 21.5%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge:

	2016 $ million	2015 $ million	2014 $ million
Profit before taxation	1,062	559	714
Expected taxation at UK statutory rate of 20% (2015: 20.3%, 2014: 21.5%)	212	113	154

Differences in overseas taxation rates[1]	52	61	63

Disposal of the Gynaecology business (mainly at the US tax rate)	56	–	–

Benefit of US Manufacturing deduction	(7)	(7)	(10)

R&D credits	(3)	(6)	(5)

Tax losses not recognised	1	11	11

Utilisation of previously unrecognised tax losses	(9)	–	–

Expenses not deductible for tax purposes[2]	6	2	9

Adjustments in respect of prior years[3]	(30)	(25)	(9)
Total taxation as per the income statement	278	149	213

1	Mainly relates to profits taxed in the US at a rate higher than the UK statutory rate.
2	Includes the impact of intra-group loans provided to finance US acquisitions and business operations.
3	The 2016 and 2015 credits of $30m and $25m respectively are explained above.

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

	Accelerated tax depreciation $ million	Intangibles $ million	Retirement benefit obligation $ million	Macrotexture $ million	Inventory, provisions and other differences $ million	Total $ million
At 1 January 2015	(70)	(226)	70	52	153	(21)

Exchange adjustment	(1)	7	(1)	–	(7)	(2)

Reclassifications	(1)	(53)	(19)	–	73	–

Movement in income statement – current year	4	41	(19)	–	47	73

Movement in income statement – prior years	6	9	(1)	–	(45)	(31)

Movement in other comprehensive income	–	–	9	–	1	10

Movement in equity	–	–	–	–	(1)	(1)

Changes in tax rate	–	2	–	–	1	3

Acquisitions	–	(3)	–	–	–	(3)
At 31 December 2015	(62)	(223)	39	52	222	28

Exchange adjustment	–	2	–	–	(3)	(1)

Movement in income statement – current year	–	34	(16)	–	(42)	(24)

Movement in income statement – prior years	(11)	6	(2)	–	(16)	(23)

Movement in other comprehensive income	–	–	7	–	(1)	6

Movement in equity	–	–	–	–	2	2

Changes in tax rate	–	1	–	–	(1)	–

Acquisitions	–	(29)	–	–	44	15
At 31 December 2016	(73)	(209)	28	52	205	3

Represented by:

	2016 $ million	2015 $ million
Deferred tax assets	97	105

Deferred tax liabilities	(94)	(77)
Net position at 31 December	3	28

The Group has unused gross trading tax losses of $146m (2015: $103m) and gross unused capital losses of $122m (2015: $196m) available for offset against future profits. A deferred tax asset has been recognised in respect of $94m (2015: $29m) of the trading tax losses. No deferred tax asset has been recognised on the remaining unused tax losses as they are not expected to be realised in the foreseeable future.

The aggregate amount of temporary differences in respect of investments in subsidiaries and associates for which deferred tax liabilities have not been recognised is approximately $483m (2015: $467m).

126	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

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

Adjusted earnings per share

Adjusted earnings per share is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisitions and disposals related items including amortisation and impairment of acquisition intangible assets; significant restructuring programmes; significant gains and losses arising from legal disputes and other significant and taxation thereon.

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

		2016 $ million	2015 $ million	2014 $ million
Earnings
Attributable profit for the year		784	410	501
Adjusted attributable profit (see below)		735	761	743
Attributable profit is reconciled to adjusted attributable profit as follows:
	Notes	2016 $ million	2015 $ million	2014 $ million
Attributable profit for the year		784	410	501

Acquisition-related costs		9	25	125

Restructuring and rationalisation expenses	3	62	65	61

Amortisation and impairment of acquisition intangibles	9	178	204	129

Legal and other[1]		(20)	187	(2)

Profit on disposal of business	21	(326)	–	–

Taxation on excluded items	5	48	(130)	(71)
Adjusted attributable profit		735	761	743

1    Legal and other credit includes $30m within operating profits (refer to Note 3.5), a $5m charge within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims, and a $5m charge within share of results of associates for expenses incurred by Bioventus for an aborted initial public offering of shares.

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings for basic and diluted earnings per ordinary share are as follows:

		2016	2015	2014
Number of shares (millions)
Basic weighted number of shares		890	894	893

Dilutive impact of share options outstanding		3	5	6
Diluted weighted average number of shares		893	899	899
Earnings per ordinary share

Basic		88.1¢	45.9¢	56.1¢

Diluted		87.8¢	45.6¢	55.7¢

Adjusted[2]		82.6¢	85.1¢	83.2¢

2	Adjusted earnings per share is calculated using the basic weighted number of shares.

127	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

128	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

7 PROPERTY, PLANT AND EQUIPMENT continued

		Land and buildings		Plant and equipment		Assets in
	Notes	Freehold $ million	Leasehold $ million	Instruments $ million	Other $ million	course of construction $ million	Total $ million

Cost

At 1 January 2015		149	54	1,060	963	134	2,360

Exchange adjustment		(3)	(1)	(63)	(26)	(1)	(94)

Acquisitions	21	–	–	6	–	–	6

Additions		4	1	152	78	68	303

Disposals		(1)	(1)	(113)	(47)	–	(162)

Transfers		5	5	–	35	(45)	–

At 31 December 2015		154	58	1,042	1,003	156	2,413

Exchange adjustment		(6)	–	(22)	(46)	(5)	(79)

Acquisitions	21	–	–	2	–	–	2

Additions		1	1	166	72	80	320

Disposals	21	–	–	(76)	(39)	(3)	(118)

Transfers		16	60	4	33	(113)	–

At 31 December 2016		165	119	1,116	1,023	115	2,538

Depreciation and impairment

At 1 January 2015		45	32	744	637	11	1,469

Exchange adjustment		(1)	–	(43)	(19)	–	(63)

Charge for the year		5	4	137	80	–	226

Disposals		(1)	(1)	(106)	(43)	–	(151)

At 31 December 2015		48	35	732	655	11	1,481

Exchange adjustment		(3)	–	(15)	(34)	–	(52)

Charge for the year		5	7	131	81	–	224

Disposals		–	–	(67)	(30)	–	(97)

At 31 December 2016		50	42	781	672	11	1,556

Net book amounts

At 31 December 2016		115	77	335	351	104	982

At 31 December 2015		106	23	310	348	145	932

Land and buildings includes land with a cost of $19m (2015: $19m) that is not subject to depreciation. Assets held under finance leases with a net book value of $5m (2015: $6m) are included within land and buildings.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $55m (2015: $20m).

The amount of borrowing costs capitalised in 2016 and 2015 was minimal.

129	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

8 GOODWILL

ACCOUNTING POLICY

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (CGU) that is expected to benefit from the acquisition. The recoverable amount of CGUs to which goodwill has been allocated is tested for impairment annually. The CGUs identified by management are at the aggregated product franchise levels of Reconstruction, Other Surgical Devices and Advanced Wound Management, in the way the core assets are used to generate cash flows.

If the recoverable amount of the CGU is less than its carrying amount then an impairment loss is determined to have occurred. Any impairment losses that arise are recognised immediately in the income statement and are allocated first to reduce the carrying amount of goodwill and then to the carrying amounts of the other assets of the CGU.

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

	Notes	2016 $ million	2015 $ million

Cost

At 1 January		2,012	2,027

Exchange adjustment		(35)	(49)

Acquisitions	21	211	34

At 31 December		2,188	2,012

Impairment

At 1 January and 31 December		–	–

Net book amounts		2,188	2,012

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

Goodwill is allocated to the Group’s CGUs as follows:

2016 $ million

Reconstruction	551

Other Surgical Devices	1,351

Advanced Wound Management	286

2,188

Impairment reviews were performed in September 2016 and September 2015 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

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

8.1 Reconstruction CGU

The sales growth and trading profit margin used in the value-in-use calculation for the Reconstruction CGU, which includes the Trauma and Extremities business, reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting edge innovation, disruptive business models and a strong Emerging Markets platform to drive outperformance.

Revenue growth rates for the five-year period ranged from 1.0% to 2.45% for the various components of the Reconstruction CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 1.9%. The pre-tax discount rate used in the Reconstruction CGU value-in-use calculation is 10.5%.

130	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

8 GOODWILL continued

8.2 Other Surgical Devices CGU

The value-in-use calculation for the Other Surgical Devices CGU reflects growth rates and trading profit margins consistent with management’s strategy to rebalance Smith & Nephew towards higher growth areas such as, for example, Sports Medicine.

Revenue growth rates for the five-year period ranged from 1.0% to 8.1% for the various components of the Other Surgical Devices CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 5.0%. The pre-tax discount rate used in the Other Surgical Devices CGU value-in-use calculation is 10.5%.

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

Revenue growth rates for the five-year period ranged from 1.0% to 14.5% for the various components of the Advanced Wound Management CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 4.3%. The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation is 10.5%.

8.4 Sensitivity to changes in assumptions used in value-in-use calculations

The calculations of value-in-use for the identified CGUs are most sensitive to changes in discount and growth rates. Management’s consideration of these sensitivities is set out below:

–	Growth of market and market share – management has considered the impact of a variance in market growth and market share. The value-in-use calculations shows that if the assumed long-term growth rates were reduced to nil, the recoverable amount of each CGU would still be greater than its carrying value.

–	Discount rate – management has considered the impact of an increase in the discount rate applied to the value-in-use calculations. This sensitivity analysis shows that for the recoverable amount of each CGU to be less than its carrying value, the discount rate would have to be increased to 13.2% for the Reconstruction CGU, 17.2% for the Other Surgical Devices CGU and 21.6% for the Advanced Wound Products CGU.

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

Contingent consideration

Contingent consideration receivable associated with the sale of product rights and other assets outside of a business combination is recognised at the time of sale to the extent that the future event upon which the contingent consideration is conditional is within the Group’s control, or to the extent that is it considered to be virtually certain that the contingent consideration will become due. If the contingent consideration is outside of the Group’s control or it cannot be considered virtually certain that it will become due, an asset and corresponding entry in profit and loss is recognised only once it becomes virtually certain that the contingent consideration will become due.

Contingent consideration payable associated with the purchase of product rights and other assets outside of a business combination is recognised at the time of sale to the extent that the future event upon which the contingent consideration is conditional is under the control of the seller and it is considered probable that the contingent consideration will become due. Contingent consideration associated within a contingent condition that is within the Group’s control is recognised at the point when the contingent condition is met.

Impairment of intangible assets

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which it belongs. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

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

131	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

	Technology $ million	Product- related $ million	Customer and distribution related $ million	Software $ million	Total $ million
Cost
At 1 January 2015	244	1,884	113	267	2,508
Exchange adjustment	(9)	(31)	(13)	(8)	(61)
Acquisitions[1]	–	–	19	–	19
Additions	–	17	–	38	55
Disposals	–	(6)	–	(8)	(14)
At 31 December 2015	235	1,864	119	289	2,507
Exchange adjustment	(2)	(20)	2	(8)	(28)
Acquisitions[1]	68	17	–	–	85
Additions	–	24	–	48	72
Disposals	–	(36)	–	–	(36)
At 31 December 2016	301	1,849	121	329	2,600
Amortisation and impairment
At 1 January 2015	10	564	57	130	761
Exchange adjustment	–	(11)	(3)	(2)	(16)
Charge for the year – amortisation	11	159	15	34	219
Charge for the year – impairment	–	51	–	–	51
Disposals	–	(4)	–	(6)	(10)
At 31 December 2015	21	759	69	156	1,005
Exchange adjustment	–	(16)	1	(4)	(19)
Charge for the year – amortisation	48	98	10	35	191
Charge for the year – impairment	–	48	–	–	48
Disposals	–	(36)	–	–	(36)
At 31 December 2016	69	853	80	187	1,189
Net book amounts
At 31 December 2016	232	996	41	142	1,411
At 31 December 2015	214	1,105	50	133	1,502

1    In 2016 this relates to technology and product related intangibles acquired with the purchase of Blue Belt Technologies Inc. and BST-CarGel. In 2015 this balance relates to customer relationships acquired with the purchase of distributors in Colombia and Russia.

Amortisation and impairment of acquired intangibles is set out below:

				2016 $ million	2015 $ million
Technology				48	11
Product-related				126	188
Customer and distribution related				4	5
Total				178	204

Group capital expenditure relating to software contracted but not provided for amounted to $9m (2015: $4m).

Two product-related intangible assets were determined to have a value in use below their carrying value, resulting in an impairment charge being recognised. The impairment charge primarily relates to $32m from Oasis, calculated using a discount rate of 10.3% (2015: 11.2%), a product right acquired with the Healthpoint acquisition in 2012. During the year, continued reimbursement pressure has resulted in revenues not increasing at the previously expected rate. The remaining carrying value of $9m is supported by the present value of anticipated future cash flows. The second product-related intangible asset has no residual carrying value.

132	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

10 INVESTMENTS

ACCOUNTING POLICY

Investments, other than those related to associates, are initially recorded at fair value plus any directly attributable transaction costs on the trade date. The Group has investments in an entity that holds mainly unquoted equity securities, which by their nature have no fixed maturity date or coupon rate. These investments are classed as ‘available-for-sale’ carried at fair value. The fair value of these investments are based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; and non-marketable securities are estimated considering factors including the purchase price; prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities. Objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost less any impairment loss previously recognised. Impairment losses are recognised by reclassifying the losses accumulated in other reserves to profit or loss.

	2016 $ million	2015 $ million
At 1 January	13	5
Additions	2	2
Fair value remeasurement	10	3
Transfer from investments in associates	–	6
Distributions	–	(3)
At 31 December	25	13

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

At 31 December 2016 and 31 December 2015, the Group holds 49% of Bioventus LLC (Bioventus). Bioventus is a limited liability company operating as a partnership. The Company’s headquarters is located in Durham, North Carolina, US. Bioventus focuses its medical product development around its core competencies of orthobiologic therapies and orthopaedic diagnostics from which it develops and markets clinically proven orthopaedic therapies and diagnostic tools, including osteoarthritis pain treatments, bone growth stimulators and ultrasound devices. Bioventus sells bone healing stimulation devices and is a provider of osteoarthritis injection therapies. The Group’s ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products. The loss after taxation recognised in the income statement relating to Bioventus was $3m (2015: loss after taxation $18m).

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less cost to sell, estimated using discounted cash flows.

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2016 $ million	2015 $ million
Balance sheet	112	115
Income statement loss	(3)	(16)

133	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies:

	2016 $ million	2015 $ million
Summarised balance sheet
Non-current assets	364	389
Current assets	105	93
Non-current liabilities	(258)	(235)
Current liabilities	(53)	(80)
Net assets	158	167
Group’s share of net assets at 49%	77	82
Group adjustments[1]	32	30
Group’s carrying amount of investment at 49%	109	112

	2016 $ million	2015 $ million
Summarised statement of comprehensive income
Revenue	282	256
Attributable loss for the year	(21)	(41)
Group adjustments[1]	15	5
Total comprehensive loss	(6)	(36)
Group share of loss for the year at 49%	(3)	(18)

1	Group adjustments include an adjustment to align the useful life of intangible assets with Group policy.

At December 2016, the Group held an equity investment in one other associate (2015: one) with a carrying value of $3m (2015: $3m).

12 INVENTORIES

ACCOUNTING POLICY

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought-in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost. Inventory acquired as part of a business acquisition is valued at selling price less costs to sell and a profit allowance for selling efforts.

Orthopaedic instruments are generally not sold but provided to customers and distributors for use in surgery. They are recorded as inventory until they are deployed at which point they are transferred to plant and equipment and depreciated over their useful economic lives of between three and seven years.

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

	2016 $ million	2015 $ million	2014 $ million
Raw materials and consumables	213	205	214
Work-in-progress	55	84	82
Finished goods and goods for resale	976	928	885
	1,244	1,217	1,181

Reserves for excess and obsolete inventories were $303m (2015: $322m, 2014: $317m). The decrease in reserves of $19m in the year comprised $12m credited to the reserve on the write-off of inventory and foreign exchange movements of $7m.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,131m (2015: $961m, 2014: $1,013m). In addition, $85m was recognised as an expense within cost of goods sold resulting from inventory write-offs (2015: $73m, 2014: $55m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

134	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

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

	2016 $ million	2015 $ million	2014 $ million
Trade receivables	1,042	1,003	1,015

Less: provision for bad and doubtful debts	(54)	(64)	(47)

Trade receivables – net	988	939	968

Derivatives – forward foreign exchange, currency swaps and interest rate contracts	48	33	49

Other receivables	76	83	51

Prepayments and accrued income	73	83	98

	1,185	1,138	1,166

Trade receivables are classified as loans and receivables. Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense for the year was $7m (2015: $25m expense, 2014: $4m credit). Amounts due from insurers in respect of the macrotextured claim of $144m (2015: $144m, 2014: $143m) are included within other receivables and have been provided in full.

The amount of trade receivables that were past due was as follows:

	2016 $ million	2015 $ million	2014 $ million
Past due not more than three months	142	154	181

Past due more than three months and not more than six months	51	45	49

Past due more than six months and not more than one year	70	57	51

Past due more than one year	54	53	42

	317	309	323

Neither past due nor impaired	725	694	692

Provision for bad and doubtful debts	(54)	(64)	(47)

Trade receivables – net	988	939	968
Movements in the provision for bad and doubtful debts were as follows:
	2016 $ million	2015 $ million	2014 $ million
At 1 January	64	47	57

Exchange adjustment	(3)	(3)	(4)

Net receivables provided/(provision released) during the year	7	25	(4)

Utilisation of provision	(14)	(5)	(2)

At 31 December	54	64	47
Trade receivables include amounts denominated in the following major currencies:
	2016 $ million	2015 $ million	2014 $ million
US Dollar	416	362	353

Sterling	57	58	92

Euro	193	192	225

Other	322	327	298

Trade receivables – net	988	939	968

135	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

14 TRADE AND OTHER PAYABLES

	2016 $ million	2015 $ million
Trade and other payables due within one year

Trade and other payables	807	808

Derivatives – forward foreign exchange, currency and interest swaps	39	26

Acquisition consideration	38	8

	884	842
Other payables due after one year

Acquisition consideration	82	19

Other payables	–	10

	82	29

The acquisition consideration includes $56m contingent upon future events.

The acquisition consideration due after more than one year is expected to be payable as follows: $29m in 2018, $8m in 2019, $20m in 2020, $11m in 2021, and $14m due in over five years (2015: $7m in 2017, $7m in 2018 and $5m in 2019).

15 CASH AND BORROWINGS

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2016 $ million	2015 $ million
Bank overdrafts and loans due within one year	86	46

Long-term bank borrowings and finance leases	440	308

Private placement notes	1,124	1,126

Borrowings	1,650	1,480

Cash at bank	(100)	(120)

Credit balance on derivatives – currency swaps	1	2

Debit balance on derivatives – interest rate swaps	(1)	(1)

Net debt	1,550	1,361

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2016:

Bank loans	22	–	300	–	135	–	457

Bank overdrafts	62	–	–	–	–	–	62

Finance lease liabilities	2	2	3	–	–	–	7

Private placement notes	–	–	125	–	264	735	1,124

	86	2	428	–	399	735	1,650

At 31 December 2015:

Bank loans	26	–	300	–	–	–	326

Bank overdrafts	18	–	–	–	–	–	18

Finance lease liabilities	2	2	3	3	–	–	10

Private placement notes	–	–	–	125	–	1,001	1,126

	46	2	303	128	–	1,001	1,480

136	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

15 CASH AND BORROWINGS continued

15.2 Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2016 $ million	2015 $ million
Finance lease liabilities – due within one year	2	2
Finance lease liabilities – due after one year	5	8
Total amount of secured borrowings	7	10
Total net book value of assets pledged as security:
Property, plant and equipment	5	6
	5	6

15.3 Liquidity risk exposures

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

The Group has available committed facilities of $2.4bn (2015: $2.4bn). The interest payable on borrowings under committed facilities is either at fixed or floating rates. Floating rates are typically based on the LIBOR (or other reference rate) relevant to the term and currency concerned.

The Company is subject to restrictive covenants under its principal facility agreements. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2016, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

The Group’s committed facilities are:

Facility	Date due
$300 million bilateral, term loan facility	April 2019
$80 million 2.47% Senior Notes	November 2019
$45 million Floating Rate Senior Notes	November 2019
$75 million 3.23% Senior Notes	January 2021
$1.0 billion syndicated, revolving credit facility	March 2021
$190 million 2.97% Senior Notes	November 2021
$75 million 3.46% Senior Notes	January 2022
$50 million 3.15% Senior Notes	November 2022
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$75 million 3.99% Senior Notes	January 2026

137	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

15.4 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2016

Non-derivative financial liabilities:

Bank overdrafts and loans	86	–	435	–	521

Trade and other payables	807	–	–	–	807

Finance lease liabilities	3	3	3	–	9

Private placement notes	36	36	491	800	1,363

Acquisition consideration	38	30	46	16	130

Derivative financial liabilities:

Currency swaps/forward foreign exchange contracts – outflow	2,284	–	–	–	2,284

Currency swaps/forward foreign exchange contracts – inflow	(2,285)	–	–	–	(2,285)
	969	69	975	816	2,829
At 31 December 2015

Non-derivative financial liabilities:

Bank overdrafts and loans	45	–	300	–	345

Trade and other payables	808	10	–	–	818

Finance lease liabilities	3	3	6	–	12

Private placement notes	36	36	230	1,098	1,400

Acquisition consideration	8	7	12	–	27

Derivative financial liabilities:

Currency swaps/forward foreign exchange contracts – outflow	2,279	–	–	–	2,279

Currency swaps/forward foreign exchange contracts – inflow	(2,277)	–	–	–	(2,277)
	902	56	548	1,098	2,604

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

138	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

15 CASH AND BORROWINGS continued

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2016 $ million	2015 $ million
Within one year	3	3

After one and within two years	3	3

After two and within three years	3	3

After three and within four years	–	3

After four and within five years	–	–

After five years	–	–
Total minimum lease payments	9	12

Discounted by imputed interest	(2)	(2)
Present value of minimum lease payments	7	10

Present value of minimum lease payments can be split out as: $2m (2015: $2m) due within one year, $5m (2015: $8m) due between one to five years and $nil (2015: $nil) due after five years.

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2016, the Group held $38m (2015: $102m, 2014: $65m) in cash net of bank overdrafts. The Group had committed facilities available of $2,425m at 31 December 2016 of which $1,560m was drawn. Smith & Nephew intends to repay the amounts due within one year using available cash and drawing down on the longer-term facilities. In addition, the Group has finance lease commitments of $7m.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2016, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt increased from $1,361m at the beginning of 2016 to $1,550m at the end of 2016, representing an overall increase of $189m, due primarily to the acquisition of Blue Belt Technologies.

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

Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within other finance costs as they arise.

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

139	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

16.1 Foreign exchange exposures

The Group operates in over 100 countries and as a consequence has transactional and translational foreign exchange exposure. It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

Foreign exchange variations affect trading results in two ways. Firstly, on translation of overseas sales and profits into US Dollars and secondly, transactional exposures arising where some, or all of the costs of sale are incurred in a different currency from the sale. The principal transactional exposures arise as the proportion of costs in US Dollars, Sterling and Swiss Francs exceed the proportion of sales in each of these currencies and correspondingly the proportion of sales in Euros exceeds the proportion of costs in Euros.

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros and Sterling. At 31 December 2016, the Group had contracted to exchange within one year the equivalent of $1.8bn (2015: $1.9bn). Based on the Group’s net borrowings as at 31 December 2016, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would decrease by $1m (2015: decrease by $1m) as the Group held a higher amount of foreign denominated cash than foreign denominated borrowings.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2016 would have been $51m lower (2015: $42m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2016 would have been $17m higher (2015: $16m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2016 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

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

Based on the Group’s gross borrowings as at 31 December 2016, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $7m (2015: $6m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2016 was $48m (2015: $33m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2016 was $100m (2015: $120m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

140	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

16 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued

16.4 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities
	Gross borrowings $ million	Currency swaps $ million	Interest rate swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2016
US Dollar	(1,588)	(367)	(1)	(1,956)	(1,108)	(862)	3.5	6.8
Other	(62)	(81)	–	(143)	(129)	–	–	–
Total interest bearing liabilities	(1,650)	(448)	(1)	(2,099)	(1,237)	(862)
At 31 December 2015
US Dollar	(1,439)	(310)	–	(1,749)	(884)	(865)	3.5	7.8
Other	(41)	(60)	–	(101)	(101)	–	–	–
Total interest bearing liabilities	(1,480)	(370)	–	(1,850)	(985)	(865)

At 31 December 2016, $7m (2015: $10m) of fixed rate liabilities related to finance leases. In 2016, the Group also had liabilities due for deferred acquisition consideration (denominated in US Dollars, Euros, Turkish Lira and Russian Rubles) totalling $120m (2015: $27m, 2014: $33m) on which no interest was payable (see Note 14). There were no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one, three or six-month LIBOR (or other reference rate) relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2016 was 2% (2015: 2%).

Currency and interest rate profile of interest bearing assets:

	Interest rate swaps $ million	Cash at bank $ million	Currency swaps $ million	Total assets $ million	Floating rate assets $ million	Fixed rate assets $ million
At 31 December 2016
US Dollars	–	29	83	112	112	–
Other	–	71	366	437	437	–
Total interest bearing assets	–	100	449	549	549	–
At 31 December 2015
US Dollars	1	72	55	128	127	1
Other	–	48	313	361	361	–
Total interest bearing assets	1	120	368	489	488	1

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned.

141	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

						Carrying amount			Fair value
At 31 December 2016	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	45	–	–	–	45	45	–	45
Investments	–	–	–	25	–	25	–	25	25
Currency swaps	3	–	–	–	–	3	3	–	3
Interest rate swaps	–	–	–	–	–	–	–	–	–

	3	45	–	25	–	73
Financial liabilities measured at fair value
Acquisition consideration	(56)	–	–	–	–	(56)	–	(56)	(56)
Forward foreign exchange contracts	–	(36)	–	–	–	(36)	(36)	–	(36)
Currency swaps	(2)	–	–	–	–	(2)	(2)	–	(2)
Interest rate swaps	–	(1)	–	–	–	(1)	(1)	–	(1)
Private placement debt	–	–	(199)	–	–	(199)	(199)	–	(199)

	(58)	(37)	(199)	–	–	(294)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,064	–	–	1,064
Cash at bank	–	–	100	–	–	100

	–	–	1,164	–	–	1,164
Financial liabilities not measured at fair value
Acquisition consideration	(64)	–	–	–	–	(64)
Bank overdrafts	–	–	–	–	(62)	(62)
Bank loans	–	–	–	–	(457)	(457)
Private placement debt	–	–	–	–	(925)	(925)	(935)	–	(935)
Finance lease liabilities	–	–	–	–	(7)	(7)
Trade and other payables	–	–	–	–	(807)	(807)

	(64)	–	–	–	(2,258)	(2,322)

The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

142	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

16 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued

						Carrying amount			Fair value
At 31 December 2015	Designated at fair value $ million	Fair value – hedging instruments $ million	Loans and receivables $ million	Available for sale $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	31	–	–	–	31	31	–	31
Investments	–	–	–	13	–	13	–	13	13
Currency swaps	1	–	–	–	–	1	1	–	1
Interest rate swaps	–	1	–	–	–	1	1	–	1

	1	32	–	13	–	46
Financial liabilities measured at fair value
Acquisition consideration	(27)	–	–	–	–	(27)	–	(27)	(27)
Forward foreign exchange contracts	–	(23)	–	–	–	(23)	(23)	–	(23)
Currency swaps	(3)	–	–	–	–	(3)	(3)	–	(3)
Private placement debt	–	–	(201)	–	–	(201)	(201)	–	(201)

	(30)	(23)	(201)	–	–	(254)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,022	–	–	1,022
Cash at bank	–	–	120	–	–	120

	–	–	1,142	–	–	1,142
Financial liabilities not measured at fair value
Bank overdrafts	–	–	–	–	(18)	(18)
Bank loans	–	–	–	–	(326)	(326)
Private placement debt	–	–	–	–	(925)	(925)	(949)	–	(949)
Finance lease liabilities	–	–	–	–	(10)	(10)
Trade and other payables	–	–	–	–	(818)	(818)

	–	–	–	–	(2,097)	(2,097)

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2015.

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

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

There were no transfers between Levels 1, 2 and 3 during 2016 and 2015.

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

143	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

17.1 Provisions

	Rationalisation provisions $ million	Metal-on-metal $ million	Legal and other provisions $ million	Total $ million
At 1 January 2015	12	–	118	130
Charge to income statement	23	185	18	226
Utilised	(11)	–	(31)	(42)
Transfers	–	–	15	15
Exchange adjustment	(1)	–	(2)	(3)
At 31 December 2015	23	185	118	326
Net charge to income statement	12	–	(1)	11
Acquisitions	–	–	10	10
Unwinding of discount	–	5	–	5
Utilised	(14)	(27)	(30)	(71)
Exchange adjustment	(1)	–	1	–
At 31 December 2016	20	163	98	281
Provisions – due within one year	20	43	84	147
Provisions – due after one year	–	120	14	134
At 31 December 2016	20	163	98	281
Provisions – due within one year	23	63	107	193
Provisions – due after one year	–	122	11	133
At 31 December 2015	23	185	118	326

The principal elements within rationalisation provisions relate to the Group Optimisation programme (mainly severance) announced in May 2014 and people costs associated with the structural and efficiency programme announced in August 2011.

Following the settlement of the majority of US metal-on-metal hip claims (discussed below) the Group has estimated a provision of $163m (2015: $185m) relating to the present value at 31 December 2016 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions relating to factors such as the number of claims and outcome the actual costs may differ significantly from this estimate. The provision does not include any possible insurance recoveries on these claims or legal fees associated with defending claims. The Group carries considerable product liability insurance, and will continue to defend claims vigorously.

The legal and other provisions mainly relate to various other product liability and intellectual property litigation matters.

All provisions are expected to be substantially utilised within five years of 31 December 2016 and none are treated as financial instruments.

144	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

17 PROVISIONS AND CONTINGENCIES continued

17.2 Contingencies

The Company and its subsidiaries are party to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as described herein management believes none of them is likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realised.

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims, and all claims have now been resolved. The aggregate cost at 31 December 2016 related to this matter is approximately $205m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US district court for the Western District of Tennessee, for which a trial has not yet begun. An additional $22m was received during 2007 from a successful settlement with a third party.

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

In recent years, there has been heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces, and the Group has incurred, and will continue to incur expenses to defend claims in this area. As of February 2017, and giving effect to the US settlements described below, approximately 770 such claims were pending with the Group around the world, of which approximately 320 had given rise to pending legal proceedings. Most claims relate to the Group’s Birmingham Hip Resurfacing (BHR) product and its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3 Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is only used in those patient groups where it continues to demonstrate strong performance.

In 2015 and 2016, the Group’s US subsidiary settled the majority of its US metal-on-metal hip lawsuits in two group settlements, without admitting liability. Insurance receipts covered most of the amounts paid, with the net cash cost being $25m. These cases had been consolidated in a state court in Memphis, Tennessee and principally related to the Group’s modular metal-on-metal hip components, which are no longer on the market. In February 2017, certain plaintiffs asked the US Judicial Panel on Multidistrict Litigation to transfer 31 cases pending in federal courts to the US District Court for the District of Maryland. In England and Wales, metal-on-metal hip implant claims against various companies have been consolidated for trials under group litigation orders in the High Court in London. The BHR and other claims pending against the Group have been stayed and will not be reactivated until the outcome of those trials is known.

The Group has requested indemnity from its product liability insurers for most of these metal-on-metal hip implant claims. Each insurer makes its own decision as to coverage issues, and the liability of some insurers depends on exhaustion of lower levels of coverage. The Group is working with all of the insurers to address any defences to coverage they have raised.

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

The Group prosecuted and defended a series of patent infringement suits against Arthrex in US federal courts in Oregon and Texas starting in 2004, principally relating to suture anchors for use in shoulder surgery. Arthrex paid $99m in June 2015 in connection with the Oregon litigation, and most of that award (net of various expenses) was recognised in the Group’s operating profit at that time. The Group asserted the same patent against additional Arthrex products in a follow-up suit that was scheduled for trial in February 2017 in the Oregon court. Arthrex asserted its own suture anchor patents against Smith & Nephew in 2014 and 2015 in the US District Court for the Eastern District of Texas. In December 2016, the jury in that case decided that two of the Group’s US subsidiaries infringed two asserted Arthrex patents and awarded Arthrex $17.4m. In February 2017, the parties reached a settlement resulting in the dismissal of all patent litigation in Oregon and Texas. Smith & Nephew agreed to pay Arthrex $8m, and each party agreed to additional payments contingent on the outcome of patent validity proceedings currently pending at the US Patent & Trademark Office relating to the asserted patents. The Group has fully provided for any possible additional payment relating to its historical sales.

In February 2016, ConforMIS, Inc. filed suit against the Group’s US subsidiary in the Eastern Division of the US District Court for the District of Massachusetts, alleging that a number of its patents (generally directed to patient specific instrumentation associated with knee arthroplasty) are infringed by Smith & Nephew’s Visionaire cutting guides and associated knee implants. The suit requests damages and an injunction. Smith & Nephew seeks to invalidate the asserted patents at the US Patent & Trademark Office and has also filed counterclaims for infringement by ConforMIS of the Group’s US patents.

145	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

17.4 Tax Matters

At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. The Group believes that it has made adequate provision in respect of related additional tax liabilities that may arise. See Note 5 for further details.

18 RETIREMENT BENEFIT OBLIGATIONS

ACCOUNTING POLICY

The Group sponsors defined benefit plans in a number of countries. A defined benefit pension plan defines an amount of pension benefit that an employee will receive on retirement or a minimum guaranteed return on contributions, which is dependent on various factors such as age, years of service and final salary. The Group’s obligation is calculated separately for each plan by discounting the estimated future benefit that employees have earned in return for their service in the current and prior periods. The fair value of any plan assets is deducted to arrive at the net liability.

The calculation of the defined benefit obligation is performed annually by external actuaries using the projected unit credit method. Re-measurements arising from defined benefit plans comprise actuarial gains and losses and the return on the plan assets net of the costs of managing the plan assets. The Group recognises these immediately in other comprehensive income (OCI) and all other expenses, such as service cost, net interest cost, administration costs and taxes, are recognised in the income statement.

A number of key assumptions are made when calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet asset and liabilities, operating profit, finance income/costs and other comprehensive income. The most critical assumptions are the discount rate, the rate of inflation and mortality assumptions to be applied to future pension plan liabilities. The discount rate is based on the yield at the reporting date on bonds that have a credit rating of AA, denominated in the currency in which the benefits are expected to be paid and have a maturity profile approximately the same as the Group’s obligations. In determining these assumptions management take into account the advice of professional external actuaries and benchmarks its assumptions against external data.

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

18.1 Retirement benefit net (assets)/obligations

The Group’s retirement benefit obligations comprise:

	2016 $ million	2015 $ million
Funded plans:

UK Plan	4	(7)

US Plan	27	56

Other plans	52	48

	83	97

Unfunded plans:

Other plans	55	44

Retirement healthcare	26	30

	164	171

Amount recognised on the balance sheet – liability	164	184

Amount recognised on the balance sheet – asset	–	(13)

The Group sponsors defined benefit pension plans for its employees in 16 countries and these are established under the laws of the relevant country. Funded plans are funded by the payment of contributions and the assets are held by separate trust funds or insurance companies. In countries where there is no Company-sponsored pension plan, state benefits are considered by management to be adequate. Employees’ retirement benefits are the subject of regular management review. The Group’s defined benefit plans provide employees with an entitlement to retirement benefits varying between 1.3% and 66.7% of final salary on attainment of retirement age. The level of entitlement is dependent on the years of service of the employee.

The Group’s two major defined benefit pension plans are in the UK and US. Both these plans were closed to new employees in 2003 and defined contribution plans are offered to new joiners. The US and UK Plans were closed to future accrual in March 2014 and December 2016 respectively.

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

146	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

18 RETIREMENT BENEFIT OBLIGATIONS continued

The US Plan is governed by a US Pension Committee which is comprised of both plan participants and representatives of the Group. In the US, the Pension Protection Act (2006) established both a minimum required contribution and a maximum deductible contribution. Failure to contribute at least the minimum required amount will subject the Company to significant penalties, and contributions in excess of the maximum deductible have negative tax consequences. The minimum funding requirement is intended to fully fund the present value of accrued benefits over seven years.

18.2 Reconciliation of benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

	2016			2015
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
Amounts recognised on the balance sheet at beginning of the period	(1,521)	1,350	(171)	(1,637)	1,411	(226)

Income statement expense:

Current service cost	(19)	–	(19)	(20)	–	(20)

Past service credit	51	–	51	22	–	22

Settlements	7	(7)	–	30	(32)	(2)

Interest (expense)/income	(52)	48	(4)	(56)	50	(6)

Administration costs and taxes	(3)	–	(3)	(3)	–	(3)

Costs recognised in Income statement	(16)	41	25	(27)	18	(9)

Re-measurements:

Actuarial gain due to liability experience	7	–	7	17	–	17

Actuarial (loss)/gain due to financial assumptions change	(301)	–	(301)	20	–	20

Actuarial gain due to demographic assumptions	33	–	33	–	–	–

Return on plan assets greater than/(less than) discount rate	–	180	180	–	(45)	(45)

Re-measurements recognised in OCI	(261)	180	(81)	37	(45)	(8)

Cash:

Employer contributions	–	60	60	–	66	66

Employee contributions	(4)	4	–	(5)	5	–

Benefits paid directly by the Group, taxes and administration costs paid from scheme assets	3	–	3	3	–	3

Benefits paid	61	(64)	(3)	52	(55)	(3)

Net cash	60	–	60	50	16	66

Exchange rates	161	(158)	3	56	(50)	6

Amount recognised on the balance sheet	(1,577)	1,413	(164)	(1,521)	1,350	(171)

Amount recognised on the balance sheet – liability	(1,577)	1,413	(164)	(691)	507	(184)

Amount recognised on the balance sheet – asset	–	–	–	(830)	843	13

Represented by:

	2016			2015
	Obligation $ million	Asset $ million	Total $ million	Obligation $ million	Asset $ million	Total $ million
UK Plan	(844)	840	(4)	(804)	811	7

US Plan	(461)	434	(27)	(460)	404	(56)

Other Plans	(272)	139	(133)	(257)	135	(122)

Total	(1,577)	1,413	(164)	(1,521)	1,350	(171)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 22 years and 12 years for the UK and US Plans respectively.

147	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2016 $ million	2015 $ million	2014 $ million
UK Plan:

Assets with a quoted market price:

Cash and cash equivalents	6	5	6

Equity securities	213	234	237

Other Bonds	38	43	–

Liability driven investments	239	171	227

Diversified growth funds	130	144	155
	626	597	625

Other assets:

Insurance contract	214	214	238
Market value of assets	840	811	863
US Plan:

Assets with a quoted market price:

Cash and cash equivalents	–	–	–

Equity securities	178	166	167

Government bonds – fixed interest	128	119	121

Corporate bonds	128	119	120
Market value of assets	434	404	408
Other Plans:

Assets with a quoted market price:

Cash and cash equivalents	4	9	6

Equity securities	35	35	33

Government bonds – fixed interest	3	5	7

– index linked	3	9	13

Corporate and other bonds	11	13	12

Insurance contracts	34	28	31

Property	12	8	6

Other quoted securities	2	1	3
	104	108	111

Other assets:

Insurance contracts	35	27	29
Market value of assets	139	135	140
Total market value of assets	1,413	1,350	1,411

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

In December 2014, the low risk asset portfolio held by the UK Plan was transferred into liability driven investments (LDI). The UK Plan also has an insurance contract with Rothesay Life covering a subset of the UK Plan pensioner liabilities. The terms of this policy define that the contract value exactly matches the amount and timing of the pensioner obligations covered by the contract. In accordance with IAS19R Employee Benefits, the fair value of the insurance contract is deemed to be the present value of the related obligations which is discounted at the AA corporate bond rate.

148	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

18 RETIREMENT BENEFIT OBLIGATIONS continued

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $23m (2015: $58m, 2014: $17m). Of this cost recognised for the year, $48m (2015: $49m, 2014: $32m) relates to defined contributions and $25m net credit (2015: $9m net expense, 2014: $15m net credit) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in selling, general and administrative expenses. There were $nil outstanding payments as at 31 December 2016 due to be paid over to the plans (2015: $nil, 2014: $nil).

The $25m net credit for the year includes a $44m curtailment gain arising from the closure of the UK Plan to future accrual and $5m past service credit relating to redundancies.

In 2015, the $9m net expense for the year includes a $16m past service cost credit arising from amendments to the US Retirement Healthcare plan and a $5m gain arising from benefit options offered to members of the UK Plan.

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US Plans are:

	2016		2015			2014
	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million	UK Plan $ million	US Plan $ million
Service cost	7	–	9	–	10	2

Past service credit	(49)	–	(7)	–	–	(35)

Settlement loss/(gain)	1	–	2	–	–	(11)

Net interest cost, administration and taxes	–	3	3	4	3	3
	(41)	3	7	4	13	(41)

18.5 Principal actuarial assumptions The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.
				2016 % per annum	2015 % per annum	2014 % per annum
UK Plan:

Discount rate				2.6	3.8	3.7

Future salary increases				3.8	3.6	3.5

Future pension increases				3.3	3.1	3.0

Inflation (RPI)				3.3	3.1	3.0

Inflation (CPI)				2.3	2.1	2.0

US Plan:

Discount rate				4.0	4.3	4.0

Future salary increases				n/a	n/a	n/a

Inflation				n/a	n/a	n/a

149	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S1NA with projections in line with the CMI 2011 table and the US uses the RP2014 table with MP2016 scale. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

		2016 years	2015 years	2014 years
Life expectancy at age 60
UK Plan:

Males		29.7	29.6	29.4

Females		31.1	31.3	31.2

US Plan:

Males		25.1	25.8	26.0

Females		27.4	28.2	28.5
Life expectancy at age 60 in 20 years’ time
UK Plan:

Males		32.5	32.6	32.4

Females		33.0	33.4	33.3

US Plan:

Males		25.4	27.6	27.8

Females		27.9	29.9	30.2

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

Changes to the inflation assumption will not have any effect on the US Pension Plan as it was closed to future accrual in 2014.

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:

Discount rate	-84.4	97.5	-2	+2

Inflation	88.1	-79.4	+2	-2

Mortality	33.3	-32.8	+1	-1

US Plan:

Discount rate	-24.9	26.7	-1	+1

Inflation	n/a	n/a	n/a	n/a

Mortality	10.9	-10.9	–	–

150	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

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

The UK and US Plans have been closed to future accrual which eliminates the exposure to this risk.

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

The exposure to salary risk in the UK and US has been eliminated with the closure of these Plans to future accrual.

18.8 Funding

A full valuation is performed by actuaries for the Trustees of each plan to determine the level of funding required. Employer contributions rates, based on these full valuations, are agreed between the Trustees of each plan and the Group. The assumptions used in the funding actuarial valuations may differ from those assumptions above.

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2015. Contributions to the UK Plan in 2016 were $32m (2015: $37m, 2014: $33m). This included supplementary payments of $26m (2015: $29m, 2014: $23m).

The Group has currently agreed to pay supplementary payments until 2021 and the agreed supplementary contribution for 2017 is $23m.

US Plan

A full actuarial valuation for the US Plan was last undertaken as at 20 September 2013 before the closure of the Plan to future accrual. Contributions to the US Plan were $20m (2015: $20m, 2014: $22m) which included supplementary payments of $20m.

The planned supplementary contribution for 2017 is $20m.

151	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total $ million
	Thousand	$ million	Thousand	$ million
Authorised

At 31 December 2014	1,223,591	245	50	–	245

At 31 December 2015	1,223,591	245	50	–	245

At 31 December 2016	1,223,591	245	50	–	245

Allotted, issued and fully paid

At 1 January 2014	918,167	184	50	–	184

Share options	4,180	1	–	–	1

Shares cancelled	(4,405)	(1)	–	–	(1)
At 31 December 2014	917,942	184	50	–	184

Share options	1,855	–	–	–	–

Shares cancelled	(4,350)	(1)	–	–	(1)
At 31 December 2015	915,447	183	50	–	183

Share options	1,283	–	–	–	–

Shares cancelled	(13,007)	(3)	–	–	(3)
At 31 December 2016	903,723	180	50	–	180

The deferred shares were issued in 2006 in order to comply with English Company law. They are not listed on any stock exchange and have extremely limited rights and effectively have no value. These rights are summarised as follows:

–   The holder shall not be entitled to participate in the profits of the Company;

–   The holder shall not have any right to participate in any distribution of the Company’s assets on a winding up or other distribution except that after the return of the nominal amount paid up on each share in the capital of the Company of any class other than the deferred shares and the distribution of a further $1,000 in respect of each such share there shall be distributed to a holder of a deferred share (for each deferred share held) an amount equal to the nominal value of the deferred share;

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

The Group considers the capital that it manages to be as follows:

			2016 $ million	2015 $ million	2014 $ million
Share capital			180	183	184

Share premium			600	590	574

Capital redemption reserve			15	12	11

Treasury shares			(432)	(294)	(315)

Retained earnings and other reserves			3,595	3,475	3,586
			3,958	3,966	4,040

152	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

19 EQUITY continued

19.2 Treasury shares

Treasury shares represents the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. On 8 August 2016 the Group commenced a new $300m share buy-back programme following the sale of its Gynaecology business. The share buy-back programme was completed in December 2016. During 2016, a total of 24.0m (2.7%) ordinary shares were purchased at a cost of $368m and 13.0m (1.5%) ordinary shares were cancelled. During 2015, a total of 4.4m ordinary shares (0.5%) had been purchased at a cost of $77m and 4.4m (0.5%) had been cancelled.

The Smith & Nephew 2004 Employees’ Share Trust (Trust) was established to hold shares relating to the long-term incentive plans referred to in the ‘Directors’ Remuneration Report’. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The cost of the Trust is charged to the income statement as it accrues. A dividend waiver is in place in respect of those shares held under the long-term incentive plans. The Trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid.

The movements in Treasury shares and the Employees’ Share Trust are as follows:

	Treasury $ million	Employees’ Share Trust $ million	Total $ million
At 1 January 2015	314	1	315

Shares purchased	77	–	77

Shares transferred from treasury	(58)	58	–

Shares transferred to Group beneficiaries	(9)	(29)	(38)

Shares cancelled	(60)	–	(60)

At 31 December 2015	264	30	294

Shares purchased	368	–	368

Shares transferred from treasury	(18)	18	–

Shares transferred to Group beneficiaries	(13)	(27)	(40)

Shares cancelled	(190)	–	(190)
At 31 December 2016	411	21	432

	Number of shares million	Number of shares million	Number of shares million
At 1 January 2015	24.0	0.1	24.1

Shares purchased	4.4	–	4.4

Shares transferred from treasury	(4.4)	4.4	–

Shares transferred to Group beneficiaries	(0.7)	(2.2)	(2.9)

Shares cancelled	(4.4)	–	(4.4)

At 31 December 2015	18.9	2.3	21.2

Shares purchased	24.0	–	24.0
Shares transferred from treasury	(1.2)	1.2	–

Shares transferred to Group beneficiaries	(0.9)	(2.0)	(2.9)

Shares cancelled	(13.0)	–	(13.0)
At 31 December 2016	27.8	1.5	29.3

19.3 Dividends
	2016 $ million	2015 $ million	2014 $ million
The following dividends were declared and paid in the year:

Ordinary final of 19.0¢ for 2015 (2014: 18.6¢, 2013: 17.0¢) paid 11 May 2016	170	166	152

Ordinary interim of 12.3¢ for 2016 (2015: 11.8¢, 2014: 11.0¢) paid 25 October 2016	109	106	98
	279	272	250

A final dividend for 2016 of 18.5¢ per ordinary share was proposed by the Board on 8 February 2017 and will be paid, subject to shareholder approval, on 10 May 2017 to shareholders on the Register of Members on 31 March 2017. The estimated amount of this dividend is $162m.

153	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

20 CASH FLOW STATEMENT

ACCOUNTING POLICY

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt
							Borrowings
			Due within	Due after	Net	Net
	Cash	Overdrafts	one year	one year	currency swaps	interest swaps	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2014	137	(11)	(33)	(347)	1	–	(253)

Net cash flow impact	(35)	(19)	22	(1,322)	11	–	(1,343)

Exchange adjustment	(9)	2	–	3	(13)	–	(17)

At 31 December 2014	93	(28)	(11)	(1,666)	(1)	–	(1,613)

Net cash flow impact	34	9	(17)	231	15	1	273

Exchange adjustment	(7)	1	–	1	(16)	–	(21)

At 31 December 2015	120	(18)	(28)	(1,434)	(2)	1	(1,361)

Net cash flow impact	(18)	(45)	4	(129)	25	(2)	(165)

Exchange adjustment	(2)	1	–	(1)	(22)	–	(24)

At 31 December 2016	100	(62)	(24)	(1,564)	1	(1)	(1,550)

Reconciliation of net cash flow to movement in net debt
	2016 $ million	2015 $ million	2014 $ million
Net cash flow from cash net of overdrafts	(63)	43	(54)

Settlement of currency swaps	25	15	11

Net cash flow from borrowings	(127)	215	(1,300)

Change in net debt from net cash flow	(165)	273	(1,343)

Exchange adjustment	(24)	(21)	(17)

Change in net debt in the year	(189)	252	(1,360)

Opening net debt	(1,361)	(1,613)	(253)

Closing net debt	(1,550)	(1,361)	(1,613)

Cash and cash equivalents
For the purposes of the Group cash flow statement cash and cash equivalents at 31 December 2016 comprise cash at bank net of bank overdrafts.
	2016 $ million	2015 $ million	2014 $ million
Cash at bank	100	120	93

Bank overdrafts	(62)	(18)	(28)

Cash and cash equivalents	38	102	65

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management of the Group’s cash.

154	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

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

21.1 Acquisitions

Year ended 31 December 2016

During the year ended 31 December 2016, the Group acquired two medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations.

On 4 January 2016, the Group completed the acquisition of 100% of the share capital of Blue Belt Holdings Inc., a business specialising in robotic technologies. The acquisition secures a leading position in the fast growing area of Orthopaedic robotics-assisted surgery. The fair value of consideration is $265m and includes $51m deferred consideration. The fair values of assets acquired were:

$ million
Aggregate identifiable assets acquired and liabilities assumed

Intangible assets	70

Property, plant & equipment and inventory	13

Trade and other payable	(11)

Provisions	(10)

Deferred tax assets	16
Net assets	78

Goodwill	184

Consideration (net of $3m cash acquired)	262

The goodwill is attributable to the revenue synergies of providing a full robotic surgery offering and future applications of the technological expertise. The goodwill is not expected to be deductible for tax purposes.

On 8 January 2016 the Group completed the acquisition of BST-CarGel, a first-line cartilage repair product from Piramal Healthcare (Canada) Limited. The fair value of the consideration is $42m and included $37m of deferred and contingent consideration. The fair values of net assets acquired are: product intangible assets of $15m, inventory of $1m, and a deferred tax liability of $1m. The goodwill, which is expected to be deductible for tax purposes, arising on the acquisition is $27m, is attributable to the future penetration into new markets expected from the transaction.

During the year ended 31 December 2016, the contribution to revenue and attributable profit from these acquisitions is immaterial. If the acquisitions had occurred at the beginning of the year, their contribution to revenue and attributable profit would have also been immaterial.

Year ended 31 December 2015

During the year ended 31 December 2015, the Group acquired its distributor in Colombia and its distributor and a manufacturer in Russia. The acquisitions are deemed to be business combinations within the scope of IFRS 3 Business Combinations.

The aggregated total fair value of the consideration was $68m and included $23m of contingent consideration and $13m through the settlement of working capital commitments. The acquisition accounting was completed during 2016 with no measurement adjustments being made.

The following table summarises the aggregate consideration transferred and the aggregate fair value amounts of assets acquired and liabilities assumed at the acquisition date:

$ million
Aggregate identifiable assets acquired and liabilities assumed

Intangible assets	19

Other assets[1]	29

Liabilities	(14)

Net assets	34

Goodwill	34

Cost of acquisition	68
1 Including net cash of $1m.

155	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

The aggregated estimate of goodwill arising on the acquisitions is $34m. This is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not expected to be deductible for tax purposes.

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

156	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

21 ACQUISITIONS AND DISPOSALS continued

21.2 Disposal of business

During the year ended 31 December 2016 the Group disposed of its Gynaecology business for cash consideration of $350m. The net assets disposed included $6m plant and equipment, and $4m inventory. Disposal related costs of $7m and liabilities of $7m resulted in a pre-tax gain on disposal of $326m.

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

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2016 $ million	2015 $ million

Land and buildings:

Within one year	33	29

After one and within two years	27	20

After two and within three years	23	14

After three and within four years	16	11

After four and within five years	13	8

After five years	41	9

	153	91

Other assets:

Within one year	15	16

After one and within two years	11	9

After two and within three years	6	5

After three and within four years	2	2

	34	32

157	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

Employee plans

The Smith & Nephew Sharesave Plan (2002) (adopted by shareholders on 3 April 2002) (the Save As You Earn (SAYE) plan), the Smith & Nephew International Sharesave Plan (2002), Smith & Nephew France Sharesave Plan (2002), Smith & Nephew Sharesave Plan (2012) (the Save As You Earn (SAYE 2012) plan) (adopted by shareholders on 12 April 2012), Smith & Nephew International Sharesave Plan (2012) (adopted by shareholders on 12 April 2012) and Smith & Nephew France Sharesave Plan (2012) (adopted by shareholders on 12 April 2012) are together termed the ‘Employee Plans’.

The SAYE and SAYE 2012 plans are available to all employees in the UK employed by participating Group companies, subject to three months’ service. The schemes enable employees to save up to £250 per month on plans up to 2014 and £500 per month from 2015 onwards and give them an option to acquire shares based on the committed amount to be saved. The option price is not less than 80% of the average of middle market quotations of the ordinary shares on the three dealing days preceding the date of invitation. The Smith & Nephew International Sharesave Plan (2002) and Smith & Nephew International Sharesave Plan (2012) are available to employees in Australia, Austria, Belgium, Canada, China, Costa Rica, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Malaysia, South Korea, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland and the United Arab Emirates. Employees in Turkey became eligible to join the plan in 2016. Puerto Rico participants were eligible to receive options under the International Plans up to 2011 and are eligible to receive phantom options from 2013 onwards. The Smith & Nephew France Sharesave Plans were available to all employees in France up to 2012. The International and French plans operate on a substantially similar basis to the SAYE plans.

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

Under the terms of the Executive Plans, the Remuneration Committee, consisting of Non-Executive Directors, may at their discretion approve the grant of options to employees of the Group to acquire ordinary shares in the Company. Options granted under the Smith & Nephew 2001 US Share Plan (the US Plan) and the Smith & Nephew 2004 Executive Share Option Plan are to acquire ADSs or ordinary shares. For Executive Plans adopted in 2001 and 2004, the market value is the average quoted price of an ordinary share for the three business days preceding the date of grant or the average quoted price of an ADS or ordinary share, for the three business days preceding the date of grant or the quoted price on the date of grant if higher. For the Global Share Plan adopted in 2010, the market value is the closing price of an ordinary share or ADS on the last trading day prior to the grant date. With the exception of options granted under the 2001 US Plan and the Global Share Plan 2010, the vesting of options granted from 2001 is subject to achievement of a performance condition. Options granted under the 2001 US Plan and the Global Share Plan 2010 are not subject to any performance conditions. Prior to 2008, the 2001 US Plan options became cumulatively exercisable as to 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. With effect from 2008, options granted under the 2001 US Plan became cumulatively exercisable as to 33.3% after one year, 66.7% after two years and the remaining balance after the third year. The 2001 UK Unapproved Share Option Plan was open to certain employees outside the US and the US Plan was open to certain employees in the US, Canada, Mexico and Puerto Rico. The Global Share Plan 2010 is open to employees globally. The 2004 Plan was open to Senior Executives only.

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

158	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

23 OTHER NOTES TO THE ACCOUNTS continued

At 31 December 2016, 5,779,861 (2015: 7,235,070, 2014: 8,708,000) options were outstanding under share option plans as follows:

	Number of shares thousand	Range of option exercise prices pence	Weighted average exercise price pence
Employee Plans:
Outstanding at 1 January 2014	3,287	380.0 – 625.0	530.5
Granted	799	831.0	831.0
Forfeited	(289)	380.0 – 831.0	533.8
Exercised	(743)	380.0 – 625.0	436.2
Expired	(18)	461.0 – 556.0	465.7
Outstanding at 31 December 2014	3,036	380.0 – 831.0	632.7
Granted	1,622	949.0	949.0
Forfeited	(275)	380.0 – 949.0	683.6
Exercised	(744)	380.0 – 831.0	514.6
Expired	(45)	461.0 – 535.0	533.0
Outstanding at 31 December 2015	3,594	452.0 – 949.0	797.3
Granted	1,168	1,026.0	1,025.4
Forfeited	(295)	452.0 – 1,026.0	848.8
Exercised	(865)	452.0 – 949.0	599.1
Expired	(73)	452.0 – 625.0	616.2
Outstanding at 31 December 2016	3,529	452.0 – 1,026.0	920.9
Options exercisable at 31 December 2016	120	452.0 – 625.0	606.2
Options exercisable at 31 December 2015	82	461.0 – 556.0	521.4
Options exercisable at 31 December 2014	94	380.0 – 585.0	439.6
Executive Plans:
Outstanding at 1 January 2014	10,314	409.5 – 680.5	591.1
Forfeited	(115)	599.0 – 650.0	645.0
Exercised	(4,114)	454.0 – 671.0	583.0
Expired	(413)	409.5 – 650.0	587.8
Outstanding at 31 December 2014	5,672	470.0 – 680.5	596.2
Forfeited	(8)	622.0 – 650.0	630.2
Exercised	(1,841)	479.0 – 680.5	602.2
Expired	(182)	479.0 – 650.0	604.2
Outstanding at 31 December 2015	3,641	470.0 – 650.0	592.7
Exercised	(1,311)	470.0 – 650.0	570.6
Expired	(79)	479.0 – 650.0	599.1
Outstanding at 31 December 2016	2,251	479.0 – 650.0	605.4
Options exercisable at 31 December 2016	2,251	479.0 – 650.0	605.4
Options exercisable at 31 December 2015	3,641	470.0 – 650.0	592.7
Options exercisable at 31 December 2014	4,713	470.0 – 680.5	585.3

The weighted average remaining contractual life of options outstanding at 31 December 2016 was 4.8 years (2015: 5.1 years, 2014: 5.8 years) for Executive Plans and 2.7 years (2015: 2.7 years, 2014: 2.5 years) for Employee Plans.

159	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

			2016 pence	2015 pence	2014 pence
Weighted average share price			1,181.8	1,144.4	994.4
Options granted during the year were as follows:
	Options granted thousand	Weighted average fair value per option at grant date pence	Weighted average share price at grant date pence	Weighted average exercise price pence	Weighted average option life years
Employee Plans	1,168	301.2	1,217.0	1,026.0	3.8

The weighted average fair value of options granted under Employee Plans during 2015 was 293.9p (2014: 255.8p) and those under Executive Plans during 2015 was nil (2014: nil).

Options granted under Employee Plans are valued using the Black-Scholes option model as management consider that options granted under these plans are exercised within a short period of time after the vesting date.

For all plans the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted:

				Employee Plans
			2016	2015	2014
Dividend yield %			2.0	2.0	2.0
Expected volatility %[1]			25.0	25.0	20.0
Risk free interest rate %[2]			1.3	1.3	1.3
Expected life in years			3.8	3.8	3.9

1	Volatility is assessed on a historic basis primarily based on past share price movements over the expected life of the options.
2	The risk free interest rate reflects the yields available on zero coupon government bonds over the option term and currency.

Share-based payments – long-term incentive plans

In 2004, a share-based incentive plan was introduced for Executive Directors, Executive Officers and the next level of Senior Executives. The plan included a Performance Share Plan (PSP) and a Bonus Co-Investment Plan (CIP).

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

From 2012, Deferred Bonus Plan and GSP 2010 options for Executive Directors, Executive Officers and the next level of Senior Executives were replaced by Equity Incentive Awards (EIA). EIA are designed to encourage Executives to build up and maintain a significant shareholding in the Company. EIA will vest, in equal annual tranches over three years (i.e. one-third each year), subject to continued employment and personal performance. No further performance conditions apply to the EIA.

The fair values of awards granted under long-term incentive plans are calculated using a binomial model. Performance Share awards under both the PSP and Global Share Plan 2010 contain vesting conditions based on TSR versus a comparator group which represent market-based performance conditions for valuation purposes and an assessment of vesting probability is therefore factored into the award date calculations. The assumptions include the volatilities for the comparator groups. A correlation of 35% (2015: 35%, 2014: 40%) has also been assumed for the companies in the medical devices sector as they are impacted by similar factors. The Performance Target for the Global Share Plan 2010 is a combination of Free Cash Flow growth, Revenue in Emerging & International Markets and the Group’s TSR performance over the three-year performance period.

The other assumptions used are consistent with the Executive scheme assumptions disclosed earlier in this Note.

160	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

23 OTHER NOTES TO THE ACCOUNTS continued

At 31 December 2016, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was:

		Number of shares in thousands
	Other Awards	EIA	PSP	Deferred Bonus Plan	Total
Outstanding at January 2014	1,449	1,284	5,197	44	7,974
Awarded	751	642	1,510	–	2,903
Vested	(583)	(751)	–	(44)	(1,378)
Forfeited	(96)	(24)	(2,188)	–	(2,308)
Outstanding at 31 December 2014	1,521	1,151	4,519	–	7,191
Awarded	661	592	1,393	–	2,646
Vested	(678)	(648)	(1,794)	–	(3,120)
Forfeited	(93)	(84)	(138)	–	(315)
Outstanding at 31 December 2015	1,411	1,011	3,980	–	6,402
Awarded	790	633	1,324	–	2,747
Vested	(800)	(608)	(1,035)	–	(2,443)
Forfeited	(88)	(38)	(773)	–	(899)
Outstanding at 31 December 2016	1,313	998	3,496	–	5,807

Other awards mainly comprises of conditional share awards granted under the Global Share Plan 2010.

The weighted average remaining contractual life of awards outstanding at 31 December 2016 was 1.2 years (2015: 1.1 years, 2014: 1.1 years) for the PSP, 1.7 years (2015: 1.6 years, 2014: 1.5 years) for the EIA and 2.0 years (2015: 1.9 years, 2014: 2.0 years) for the other awards.

Share-based payments – charge to income statement

The expense charged to the income statement for share-based payments is as follows:

	2016 $ million	2015 $ million	2014 $ million
Granted in current year	9	11	9
Granted in prior years	18	19	23
Total share-based payments expense for the year[1]	27	30	32

1	The total share-based payments expense in 2015 comprised $29m taken through reserves as well as $1m cash settlements during the year.

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

23.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements are $nil (2015: $nil, 2014: $1m).

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2016 $ million	2015 $ million	2014 $ million
Short-term employee benefits	15	16	14
Share-based payments expense	7	8	8
Pension and post-employment benefit entitlements	1	1	1
Other benefits	–	–	3
	23	25	26

Directors’ remuneration disclosures are included on pages 90 and 96.

161	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

Company name[1]	Country of operation and incorporation	Registered Office
UK1
Blue Belt Technologies UK Limited	England & Wales	London
Michelson Diagnostic Limited [5] (13.4%)	England & Wales	Kent
Neotherix Limited[5] (24.9%)	England & Wales	London
Plus Orthopedics (UK) Limited[4]	England & Wales	London
Smith & Nephew (Overseas) Limited[2,3]	England & Wales	London
Smith & Nephew ARTC Limited	England & Wales	London
Smith & Nephew Beta Limited[4]	England & Wales	London
Smith & Nephew China Holdings UK Limited[3]	England & Wales	London
Smith & Nephew Collagenase Limited[4]	England & Wales	Hull
Smith & Nephew Employees Trustees Limited[4]	England & Wales	London
Smith & Nephew ESN Limited[4]	England & Wales	London
Smith & Nephew Extruded Films Limited[4]	England & Wales	Hull
Smith & Nephew Finance[4]	England & Wales	London
Smith & Nephew Finance Oratec[4]	England & Wales	London
Smith & Nephew Healthcare Limited[4]	England & Wales	Hull
Smith & Nephew Investment Holdings Limited[3]	England & Wales	London
Smith & Nephew Medical Fabrics Limited[4]	England & Wales	London
Smith & Nephew Medical Limited[4]	England & Wales	Hull
Smith & Nephew Nominee Company Limited[4]	England & Wales	London
Smith & Nephew Nominee Services Limited[4]	England & Wales	London
Smith & Nephew Orthopaedics Limited[4]	England & Wales	London
Smith & Nephew Pensions Nominees Limited[4]	England & Wales	London
Smith & Nephew Pharmaceuticals Limited[4]	England & Wales	Hull
Smith & Nephew Raisegrade Limited[3,4]	England & Wales	London
Smith & Nephew Rareletter Limited[4]	England & Wales	London
Smith & Nephew Trading Group Limited[3]	England & Wales	London
Smith & Nephew UK Executive Pension Scheme Trustee Limited[4]	England & Wales	London
Smith & Nephew UK Limited[2,3]	England & Wales	London
Smith & Nephew UK Pension Fund Trustee Limited[4]	England & Wales	London
Smith & Nephew USD Limited[3]	England & Wales	London
Smith & Nephew USD One Limited[3]	England & Wales	London
T.J.Smith and Nephew, Limited[3]	England & Wales	Hull
The Albion Soap Company Limited[4]	England & Wales	London
TP Limited[3]	Scotland	Edinburgh

Rest of Europe[1]
Smith & Nephew GmbH	Austria	Vienna
ArthroCare Belgium SPRL[4]	Belgium	Zaventem
Smith & Nephew S.A.-N.V	Belgium	Zaventem
Smith & Nephew A/S	Denmark	Hoersholm
Smith & Nephew France SAS[3]	France	Le Mans
Smith & Nephew S.A.S.	France	Le Mans
A2 Surgical	France	Le Mans
Smith & Nephew Oy	Finland	Helsinki

Company name[1]	Country of operation and incorporation	Registered Office
Smith & Nephew Business Services GmbH & Co. KG3	Germany	Hamburg
Smith & Nephew Business Services Verwaltungs GmbH[3]	Germany	Hamburg
Smith & Nephew Deutschland (Holding) GmbH[3]	Germany	Hamburg
Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Plus Orthopedics Hellas SA	Greece	Athens
Smith & Nephew Hellas S.A.	Greece	Athens
Smith & Nephew Limited	Ireland	Dublin 2
Smith & Nephew Finance Ireland Limited	Ireland	Dublin 1
Smith & Nephew S.r.l.[3]	Italy	Milan
ArthroCare Luxembourg Sarl[3] [4]	Luxembourg	Luxembourg
Smith & Nephew Finance S.a.r.l.[3]	Luxembourg	Luxembourg
Smith & Nephew International S.A.[3]	Luxembourg	Luxembourg
Smith & Nephew (Europe) B.V.[3]	Netherlands	Amsterdam
Smith & Nephew B.V.[3]	Netherlands	Amsterdam
Smith & Nephew Management B.V.[3]	Netherlands	Amsterdam
Smith & Nephew Nederland CV	Netherlands	Amsterdam
Smith & Nephew Optics B.V.[4]	Netherlands	Amsterdam
Smith & Nephew A/S	Norway	Oslo
Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew Lda	Portugal	Lisbon
D-Orthopaedics LLC	Russian Federation	Moscow
LLC DC	Russian Federation	Puschino
LLC Smith & Nephew	Russian Federation	Moscow
Smith & Nephew S.A.U	Spain	Barcelona
Smith & Nephew Atkiebolag[3]	Sweden	Molndal
Lumina Adhesives AB5 (11%)	Sweden	Gothenberg
Plus Orthopedics Holding AG3	Switzerland	Baar
Smith & Nephew Manufacturing AG	Switzerland	Aarau
Smith & Nephew Orthopaedics AG3	Switzerland	Baar
Smith & Nephew Schweiz AG	Switzerland	Baar
Smith & Nephew AG	Switzerland	Baar

US1
Arthrocare Corporation[3]	United States	San Jose
Bioventus LLC[5] (49%)	United States	Wilmington
Blue Belt Holdings, Inc.[3]	United States	Minneapolis
Blue Belt Technologies, Inc.[3]	United States	Pittsburgh
Blue Sky Medical Group, Inc.	United States	Wilmington
Delphi Ventures V, L.P.[5] (6.9%)	United States	Menlo Park
Healicoil, Inc.	United States	Wilmington
Hipco, Inc.	United States	Wilmington
Kalypto Medical, Inc.	United States	Wilmington
LifeModeler, Inc.	United States	Tustin
Memphis Biomed Ventures I, LP5 (4.61%)	United States	Delaware
Oratec Interventions, Inc.	United States	Concord
Orthopaedic Biosystems Ltd., Inc.	United States	Phoenix
OsteoBiologics, Inc.	United States	Dallas
Plus Orthopedics LLC	United States	Andover

162	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

23 OTHER NOTES TO THE ACCOUNTS continued

Company name[1]	Country of operation and incorporation	Registered Office
Sinopsys Surgical, Inc.[5] (11.3%)	United States	Boulder
Smith & Nephew AHP, Inc.[4]	United States	Wilmington
Smith & Nephew Consolidated, Inc.	United States	Amsterdam
Smith & Nephew OUS, Inc.[3]	United States	Wilmington
Smith & Nephew, Inc.[3]	United States	Wilmington
Surgical Frontiers Series I, LLC[5] (32%)	United States	Dover
Africa, Asia, Australasia and Other America[1]
Smith & Nephew Argentina S.R.L.[4]	Argentina	Buenos Aires
ArthroCare (Australasia) Pty Ltd[4]	Australia	North Ryde
Smith & Nephew Pty Limited	Australia	North Ryde
Smith & Nephew Surgical Holdings Pty Limited[3,4]	Australia	North Ryde
Smith & Nephew Surgical Pty Limited[3,4]	Australia	North Ryde
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo
Smith & Nephew do Brasil Participacoes S.A.[3]	Brazil	São Paulo
Smith & Nephew (Alberta) Inc.	Canada	Calgary
Smith & Nephew Inc.[3]	Canada	Toronto
Tenet Medical Engineering, Inc.	Canada	Calgary
Smith & Nephew Finance Holdings Limited	Cayman Islands	South Church Street, George Town
Smith & Nephew Medical (Shanghai) Limited[3]	China	Shanghai Free Trade Test Zone
Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City
Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China	Beijing Economic and Technical Development Area
S&N Holdings SAS[3]	Colombia	Bogota
Smith & Nephew Colombia S.A.S	Colombia	Bogota
ArthroCare Costa Rica Srl	Costa Rica	Costa Rica
Smith & Nephew Curaçao N.V.	Curaçao	Willemstad
Smith & Nephew Beijing Holdings Limited[3]	Hong Kong	Delta House, Hong Kong
Smith & Nephew Limited[3]	Hong Kong	Delta House, Hong Kong
Smith & Nephew Suzhou Holdings Limited[3]	Hong Kong	Delta House, Hong Kong
Adler Mediequip Private Limited	India	Pune
Smith & Nephew Healthcare Private Limited	India	Mumbai-59
Ortho-Space Ltd.[5] (16.8%)	Israel	Caesarea
Smith & Nephew Endoscopy KK	Japan	Tokyo
Smith & Nephew KK	Japan	Tokyo
Smith & Nephew Orthopaedics KK3	Japan	Tokyo
Smith & Nephew Wound Management KK	Japan	Tokyo
Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul
Smith & Nephew Healthcare Sdn Berhad	Malaysia	Kuala Lumpur
Smith & Nephew S.A. de C.V.	Mexico	Mexico City
Smith & Nephew Limited	New Zealand	Auckland
Smith & Nephew, Inc.	Puerto Rico	San Juan
Smith & Nephew Pte Limited[3]	Singapore	Singapore

Company name[1]	Country of operation and incorporation	Registered Office
ICEMBE Medical (pty) Ltd[5] (10%)	South Africa	Pinetown
Smith & Nephew (Pty) Limited[3]	South Africa	Westville
Smith & Nephew Pharmaceuticals (Proprietary) Limited	South Africa	Westville
Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok
Sri Siam Medical Limited[3,5] (48.9%)	Thailand	Lumpini Phatumwan, Bangkok
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Sariyer, Istanbul
Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai

1	The activity of all companies listed above is the provision of medical devices, unless indicated otherwise.
2	Directly owned by Smith & Nephew plc.
3	Holding company.
4	Dormant company.
5	Not 100% owned by Smith & Nephew Group.

163	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Registered Office addresses
UK
London	15 Adam Street, London, WC2N 6LA
Kent	Ground Floor, Eclipse House, Eclipse Park, Sittingbourne Road, Maidstone, Kent, ME14 3EN
Hull	101 Hessle Road, Hull, HU3 2BN
Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN

Rest of Europe
Vienna	Concorde Business Park, 1/C/3 2320, Schwechat, Austria
Zaventem	Hector Heenneaulaan 366, 1930 Zaventem, Belgium
Hoersholm	Slotsmarken 14, Hoersholm, DK-2970, Denmark
Le Mans	25 Boulevard Marie et Alexandre, Oyon, 72100, Le Mans, France
Helsinki	Ayritie 12 C, 01510, Vantaa, Finland
Hamburg	Friesenweg 4, Haus 21, 22763, Hamburg, Germany
Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany
Athens	Protopappa Street 43, GR 16346, Ilioupoli, Athens, Greece
Dublin 1	3rd Floor, Kilmore House, Park Lane, Spencer Dock, Dublin 1, Ireland
Dublin 2	Molyneux House, Bride Street, Dublin 2, Ireland
Milan	Via de Capitani 2A, 20864, Agrate Brianza (MI), Italy
Luxembourg	163, Rue de Kiem, L-8030 Strassen, Luxembourg
Amsterdam	Kruisweg 637, 2132 NB Hoofddorp, The Netherlands
Oslo	Nye Vakas vei 64, 1395, Hvalsted, Norway
Warsaw	Ul Osmanska 12, 02-823, Warsaw, Poland
Lisbon	Estrada Nacional no 10 ao Km. 131, Parque Tejo – Bloco C, 2625-445 Forte de Casa, Vila Franca de Xira, Portugal
Moscow	9a, Bld, 10, 2nd Sinichkina Street, Moscow 111020, Russian Federation
Puschino	8/1 Stroiteley Street, 142290, City of Puschino, Moscow Region, Russian Federation
Barcelona	Edificio Conata I, c/ Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
Molndal	PO Box 143, S-431 22 Molndal, Sweden
Baar	Oberneuhofstr 10d, Baar, 6340
Aarau	Schachenallee 29, 5000, Aarau, Switzerland
Gothenburg	Varbergsgatan 2A / 412 65 Göteborg / Sweden

US
San Jose	595 North Pastoria Avenue, Sunnyvale, California, 94086, USA
Minneapolis	2905 Northwest Blvd, Suite 40, Plymouth MN 55441, United States
Pittsburgh	2828 Liberty Ave, Suite 100, Pittsburgh PA 15222, United States

Registered Office addresses
Boulder	5480 Valmont Road, Suite 215, Boulder, Colorado, 90301
Wilmington	CT Corporation, 1209 Orange Street, Wilmington DE 19801, United States
Concord	C T Corporation, 9 Capitol Street, Concord, New Hampshire, 03301, USA
Phoenix	CT Corporation System, 3225 North Central Avenue, Phoenix AZ 85012, United States
Dallas	CT Corporation System, 350 North St. Paul Street, Dallas TX 75201, United States
Andover	150 Minuteman Road, Andover, MA, 01810, United States
Menlo Park	3000 Sand Hill Road, Building 1, Suite 135, Melo Park, California, 94025
Memphis	6075 Poplar Avenue, Suite 335, Memphis, Tennessee, 38119
Tustin	3002 Dow Avenue, Building 100, Unit 138, Tustin, California, 92780
Dover	160 Greentree Drive, Suite 101, Dover, Delaware, 19904

Africa, Asia, Australasia and Other America
Buenos Aires	Maipu 1300, 13th Floor, City of Buenos Aires, Argentina
North Ryde	85 Waterloo Road, North Ryde NSW 2113, Australia
São Paulo	Avenida do Cafe, 277, Centro Empresarial do Aco, Centro Empresarial do Aco, Torre B, 4 andar, conjuto, CEP 04311-000, São Paulo 403, Jabaquara, Brazil
Calgary	3500-855-2 Street SW, Calgary AB AB T2P 4J8, Canada
Toronto	199, Bay Street, 4000, Toronto, Ontario M5L 1A9, Canada
Shedden Road, Georgetown	Chartered Trust Services Limited, One Capital Place, Shedden Road, PO Box 1034 GT, Grand Cayman, Cayman Islands
South Church Street, Georgetown	c/o M&C Corporate Services Limited, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands
Chao Yang District, Beijing	Room 17-021, Internal B17 floor, B3-24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China
Shunyi District, Beijing	22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China
East City, Beijing	No. B-D, Floor 2, A Building, Beijing East Gate Plaza, No. 9, Dong Zhong Street, East City, Beijing, China
Guangzhou	Room 2502 No 33, 6th Jian She Rd, Yue Xiu District, Guangzhou, China
Shanghai	Room 1208-1209, No 168 Middle Xi Zang Rd, Shanghai, China
Shanghai Free Trade Test Zone	Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China
Dong Cheng District, Beijing	Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street, Dong Cheng District, Beijing, China
Chengdu	No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China

164	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE GROUP ACCOUNTS

23 OTHER NOTES TO THE ACCOUNTS continued

Registered Office addresses
Middle Xi Zang Rd,	Room 1201-1207, No168 Middle Xi Zang Rd,
Shanghai	Shanghai, China
Suzhou City	12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China
Beijing Economic and Technical Development Area	No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China
Bogota	Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., 0, Colombia
Costa Rica	Heredia-Heredia Aurora, Free Zone Global Park, Building 200, Costa Rica
Willemstad	Pietermaai 15, PO Box 4905, Curaçao
Delta House, Hong Kong	Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong
Pune	Sushrut House, Survey no.288, Phase II next to MIDC, Hinjewadi, at Mann, Taluka Mulshi, Pune, 411057, India
Mumbai	5A, Bakhtawar, 5th Floor, behind The Oberoi, Nariman Point, Mumbai, Maharashtra, 400021, India
Mumbai-59	501-B – 509-B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai-59, Maharashtra, India
Caesarea	7 Halamarish, Caesarea, 3088900, Israel
Tokyo	2-4-1, Shiba -Koen, Minato-Ku, Tokyo 105-0011, Japan
Seoul	13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159-1 Samsung-dong, Seoul, Korea
Kuala Lumpur	Suite 11.01 B & 11.02 Level 11, Menara AmFIRST, No 1 Jalan 19/3 46300 Petaling Jaya, Selangor, Malaysia

Registered Office addresses
Mexico City	Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico
Auckland	621 Rosebank Road, Avondale, Auckland 6, New Zealand
San Juan	Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico
Singapore	50 Raffles Place, #32-01 Singapore Land Tower, 048623, Singapore
Pinetown	30 Gillitts Road, Pinetown, 3600, South Africa
Westville	30 The Boulevard, Westway Office Park, Westville, 3629, South Africa
Huai Khwang District, Bangkok	16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand
Lumpini Phatumwan, Bangkok	16th Floor, GPF Witthayu Tower A, 93/1 Wireless Road, Lumpini, Phatumwan, Bangkok, 10330, Thailand
Ankara	Mebusevleri Mah. Ergin Sk. No:24, 2 Çankaya, Ankara, Turkey
Sariyer, Istanbul	Bahcekoy Mah., Orkide Sok., No:8/E Bahcekoy, Sariyer Istanbil, Turkey
Bagcilar, Istanbul	Mahmutbey Mah. 16 Yol Sok., No: 127/1 DPL+ASM Bagcilar, Istanbul, Turkey
Jebel Ali, Dubai	PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates
Dubai Health Centre, Dubai	401-404 & 406-407, Floor 4, B-47 Dubai Health Centre, Dubai, United Arab Emirates

165	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

COMPANY FINANCIAL STATEMENTS

COMPANY BALANCE SHEET

	Notes	At 31 December 2016 $ million	At 31 December 2015 $ million
Fixed assets:
Investments	3	5,322	5,322
Current assets:
Debtors	4	824	2,234
Cash and bank	6	14	47
		838	2,281
Creditors: amounts falling due within one year:
Borrowings	6	(41)	(3)
Other creditors	5	(814)	(1,881)
		(855)	(1,884)
Net current (liabilities)/assets		(17)	397
Total assets less current liabilities		5,305	5,719
Creditors: amounts falling due after one year:
Borrowings	6	(1,559)	(1,425)
Total assets less total liabilities		3,746	4,294

Equity shareholders’ funds:
Called up equity share capital		180	183
Share premium account		600	590
Capital redemption reserve		15	12
Capital reserve		2,266	2,266
Treasury shares		(432)	(294)
Exchange reserve		(52)	(52)
Profit and loss account		1,169	1,589
Shareholders’ funds		3,746	4,294

The accounts were approved by the Board and authorised for issue on 22 February 2017 and signed on its behalf by:

Roberto Quarta	Olivier Bohuon
Chairman	Chief Executive Officer

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 165 TO 168 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

166	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

COMPANY FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY

								2016	2015
	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Capital reserves $ million	Treasury shares $ million	Exchange reserves $ million	Profit and loss account $ million	Total shareholders’ funds $ million	Total shareholders’ funds $ million
At 1 January	183	590	12	2,266	(294)	(52)	1,589	4,294	4,484
Attributable profit for the year	–	–	–	–	–	–	58	58	107
Net gain on cash flow hedges	–	–	–	–	–	–	1	1	1
Exchange adjustments	–	–	–	–	–	–	(3)	(3)	1
Equity dividends paid in the year	–	–	–	–	–	–	(279)	(279)	(272)
Share-based payments recognised	–	–	–	–	–	–	27	27	29
Cost of shares transferred to beneficiaries	–	–	–	–	40	–	(34)	6	5
New shares issued on exercise of share options	–	10	–	–	–	–	–	10	16
Cancellation of treasury shares	(3)	–	3	–	190	–	(190)	–	–
Treasury shares purchased	–	–	–	–	(368)	–	–	(368)	(77)
At 31 December	180	600	15	2,266	(432)	(52)	1,169	3,746	4,294

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $685m (2015: $1,243m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $58m (2015: $107m).

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 165 TO 168 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

167	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

NOTES TO THE COMPANY ACCOUNTS

1 BASIS OF PREPARATION

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales.

The separate accounts of the Company are presented as required by the Companies Act 2006. On 1 January 2015, the Company transitioned from previously extant UK Generally Accepted Accounting Practices to Financial Reporting Standard 101 Reduced Disclosure Framework (‘Reduced Disclosure Framework’). These financial statements and accompanying notes have been prepared in accordance with the Reduced Disclosure Framework for all periods presented. There were no transitional adjustments required on adoption of the new standard. The financial information for the Company has been prepared on the same basis as the consolidated financial statements, applying identical accounting policies as outlined throughout the Notes to the Group accounts. The directors have determined that the preparation of the Company financial statements on a going concern basis is appropriate as the Company receives dividend cash receipts from its subsidiary undertakings which enable it to meet its liabilities as they fall due.

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

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

–	A Cash Flow Statement and related notes;

–	Comparative period reconciliations for share capital and tangible fixed assets;

–	Disclosures in respect of transactions with wholly-owned subsidiaries;

–	Disclosures in respect of capital management;

–	The effects of new but not yet effective IFRSs; and

–	Disclosures in respect of the compensation of key management personnel.

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

2 RESULTS FOR THE YEAR

As permitted by Section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $58m (2015: $107m).

3 INVESTMENTS

ACCOUNTING POLICY Investments in subsidiaries are stated at cost less provision for impairment.

	2016 $ million	2015 $ million
At 1 January and 31 December	5,322	5,322

Investments represent holdings in subsidiary undertakings.

In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 23.3 of the Notes to the Group Accounts. Entities directly owned by Smith & Nephew plc are highlighted in that section.

4 DEBTORS

	2016 $ million	2015 $ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	735	2,169
Prepayments and accrued income	3	5
Current asset derivatives – forward foreign exchange contracts	45	30
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	36	21
Current asset derivatives – currency swaps	1	–
Current taxation	4	9
	824	2,234

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 165 TO 168 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

168	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

NOTES TO THE COMPANY ACCOUNTS

5 OTHER CREDITORS

	2016 $ million	2015 $ million
Amounts falling due within one year:

Amounts owed to subsidiary undertakings	715	1,813

Other creditors	17	15

Current liability derivatives – forward foreign exchange contracts	36	21

Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	45	30

Current liability derivatives – currency swaps	–	2

Current liability derivatives – interest rate swaps	1	–
	814	1,881

6 CASH AND BORROWINGS

ACCOUNTING POLICY

Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2016 $ million	2015 $ million
Bank loans and overdrafts due within one year or on demand	41	3

Bank loans due after one year	1,559	1,425

Borrowings	1,600	1,428

Cash and bank	(14)	(47)

Credit balance on derivatives – forward exchange contracts and currency swaps	1	2

Interest rate swaps	(1)	–
Net debt	1,586	1,383

All currency swaps are stated at fair value. Gross US Dollar equivalents of $449m (2015: $368m) receivable and $448m (2015: $370m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2016 and 2015 to hedge intra-group loans.

7 SHARE-BASED PAYMENTS

The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees.

The disclosure relating to the Company is detailed in Note 23.1 of the Notes to the Group accounts.

8 CONTINGENCIES

	2016 $ million	2015 $ million
Guarantees in respect of subsidiary undertakings	–	–

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

THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 165 TO 168 DO NOT FORM PART OF THE SMITH & NEPHEW’S ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

169	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GROUP INFORMATION

BUSINESS OVERVIEW AND GROUP HISTORY

Smith & Nephew’s operations are organised into geographical selling regions and product franchises within the medical technology industry.

The Group has a history dating back 160 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK in 1856. Following his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

By the late 1990s, Smith & Nephew had expanded into being a diverse healthcare conglomerate with operations across the globe, producing various medical devices, personal care products and traditional and advanced wound care treatments. In 1998, Smith & Nephew announced a major restructuring to focus management attention and investment on three global business units – Advanced Wound Management, Endoscopy and Orthopaedics – which offered high growth and margin opportunities. In 2011, the Endoscopy and Orthopaedics businesses were brought together to create an Advanced Surgical Devices division. In 2015, the Advanced Wound Management and Advanced Surgical Devices divisions were brought together to form a global business across nine product franchises, managed as three geographical selling regions with global functions for operations, R&D and corporate support functions.

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

PROPERTY, PLANT AND EQUIPMENT

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area (square feet 000’s)
Group head office in London, UK	22

Office and surgical training facility in Croxley Park, Watford, UK	60

Regional headquarters in Andover, Massachusetts, US	144

Manufacturing, research and office facility in Hull, UK	473

Manufacturing and office facilities in Memphis, Tennessee, US	968

Distribution facility in Memphis, Tennessee, US	248

Manufacturing facility in Aarau, Switzerland	121

Manufacturing facility in Beijing, China	192

Manufacturing facility in Tuttlingen, Germany	50

Distribution facility and regional headquarters in Baar, Switzerland	71

Manufacturing facility in Mansfield, Massachusetts, US	98

Manufacturing facility in Oklahoma City, Oklahoma, US	155

Manufacturing, research and office facility in Austin, Texas, US	157

Manufacturing facilities in La Aurora and Alajuela, Costa Rica	292

Research facility in Irvine, California, US	23

Manufacturing facility in Devrukh, India	74

Manufacturing facility in Suzhou, China	288

Bioactives headquarters and laboratory space in Fort Worth, Texas, US	165

Manufacturing facility in Curaçao, Dutch Caribbean	16

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

RISK FACTORS

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The factors listed on pages 170 to 172 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

170	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

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

Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development (R&D) into their businesses.

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

During 2016, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals (notably in China) and increased uncertainty over the collectability of government debt, particularly those in the Emerging Markets and the oil-dependent Gulf States. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

Political uncertainties

The Group operates on a worldwide basis and has distribution channels, purchasing agents and buying entities in over 100 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding preference for local suppliers, import quotas, taxation or other matters could adversely affect the Group’s revenue and operating profit. War, economic sanctions, terrorist activities or other conflict could also adversely impact the Group. These risks may be greater in Emerging Markets, which account for an increasing portion of the Group’s business. During 2016, the outcome of the UK referendum regarding the EU and the pending change in administration in the United States have added to political uncertainty.

171	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 114.

Manufacturing and supply

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Devrukh in India, Suzhou and Beijing in China, La Aurora and Alajuela in Costa Rica, Puschino in Russia and Curaçao, in Dutch Caribbean. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

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

172	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

GROUP INFORMATION

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

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations.

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

FACTORS AFFECTING SMITH & NEPHEW’S RESULTS OF OPERATIONS

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our Marketplace’ on pages 16 to 17, ‘Financial review’ on pages 39 to 41 and ‘Taxation information for shareholders’ on pages 187 to 188.

173	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

OTHER FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

	2016 $ million	2015 $ million	2014 $ million	2013 $ million	2012 $ million
Income statement

Revenue	4,669	4,634	4,617	4,351	4,137

Cost of goods sold	(1,272)	(1,143)	(1,162)	(1,100)	(1,070)
Gross profit	3,397	3,491	3,455	3,251	3,067

Selling, general and administrative expenses	(2,366)	(2,641)	(2,471)	(2,210)	(2,050)

Research and development expenses	(230)	(222)	(235)	(231)	(171)
Operating profit[1]	801	628	749	810	846

Net interest (payable)/receivable	(46)	(38)	(22)	4	2

Other finance (costs)/income	(16)	(15)	(11)	(11)	(11)

Share of results of associates	(3)	(16)	(2)	(1)	4

Profit on disposal of business and net assets held for sale	326	–	–	–	251
Profit before taxation	1,062	559	714	802	1,092
Taxation	(278)	(149)	(213)	(246)	(371)
Attributable profit for the year	784	410	501	556	721
Earnings per ordinary share
Basic	88.1¢	45.9¢	56.1¢	61.7¢	80.4¢

Diluted	87.8¢	45.6¢	55.7¢	61.4¢	80.0¢
Adjusted attributable profit
Attributable profit for the year	784	410	501	556	721

Acquisition related costs	9	25	125	31	11

Restructuring and rationalisation expenses	62	65	61	58	65

Legal and other	(20)	187	(2)	–	–

Amortisation and impairment of acquisition intangibles	178	204	129	88	43

Profit on disposal of business and net assets held for sale	(326)	–	–	–	(251)

Taxation on excluded items	48	(130)	(71)	(40)	82
Adjusted attributable profit	735	761	743	693	671
Adjusted earnings per ordinary share (EPSA)[2]	82.6¢	85.1¢	83.2¢	76.9¢	74.8¢
1 Reconciliation of operating to trading profit is presented below.
2 Adjusted earnings per ordinary share is calculated by dividing adjusted attributable profit by the basic weighted number of shares.
	2016 $ million	2015 $ million	2014 $ million	2013 $ million	2012 $ million
Operating profit	801	628	749	810	846

Acquisition related costs	9	12	118	31	11

Restructuring and rationalisation costs	62	65	61	58	65

Amortisation and impairment of acquisition intangibles	178	204	129	88	43

Legal and other	(30)	190	(2)	–	–
Trading profit	1,020	1,099	1,055	987	965

174	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OTHER FINANCIAL INFORMATION

SELECTED FINANCIAL DATA continued

	2016 $ million	2015 $ million	2014 $ million	2013 $ million	2012 $ million
Group balance sheet
Non-current assets	4,815	4,692	4,866	3,563	3,498
Current assets	2,529	2,475	2,440	2,256	2,144
Total assets	7,344	7,167	7,306	5,819	5,642
Share capital	180	183	184	184	193
Share premium	600	590	574	535	488
Capital redemption reserve	15	12	11	10	–
Treasury shares	(432)	(294)	(315)	(322)	(735)
Retained earnings and other reserves	3,595	3,475	3,586	3,640	3,938
Total equity	3,958	3,966	4,040	4,047	3,884
Non-current liabilities	2,038	1,857	2,104	699	828
Current liabilities	1,348	1,344	1,162	1,073	930
Total liabilities	3,386	3,201	3,266	1,772	1,758
Total equity and liabilities	7,344	7,167	7,306	5,819	5,642

Group cash flow statement
Cash generated from operations	1,035	1,203	961	1,138	1,184
Net interest paid	(45)	(36)	(33)	(6)	(4)
Income taxes paid	(141)	(137)	(245)	(265)	(278)
Net cash inflow from operating activities	849	1,030	683	867	902
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(394)	(360)	(379)	(340)	(265)
Acquisitions and disposals	(214)	(44)	(1,552)	(67)	(782)
Proceeds on disposal of business (net of tax)	225	–	–	–	103
Investment in associate	–	(25)	(2)	–	(10)
Proceeds from associate loan redemption	–	–	188	–	–
Proceeds from own shares	6	5	4	3	6
Equity dividends paid	(279)	(272)	(250)	(239)	(186)
Issue of ordinary capital and treasury shares purchased	(358)	(61)	(35)	(183)	77
Net cash flow from financing and investing activities	(165)	273	(1,343)	41	(155)
Exchange adjustments	(24)	(21)	(17)	(6)	5
Opening net debt	(1,361)	(1,613)	(253)	(288)	(138)
Closing net debt	(1,550)	(1,361)	(1,613)	(253)	(288)
Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	39%	34%	40%	6%	7%
Dividends per ordinary share[1]	30.8¢	30.8¢	29.60¢	27.40¢	26.10¢
Research and development costs to revenue	4.9%	4.8%	5.1%	5.3%	4.1%
Capital expenditure (including intangibles but excluding goodwill) to revenue	8.4%	7.7%	8.1%	7.8%	6.4%

1	The Board has proposed a final dividend of 18.5 US cents per share which together with the first interim dividend of 12.3 US cents makes a total for 2016 of 30.8 US cents.

175	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

NON-GAAP FINANCIAL INFORMATION – ADJUSTED MEASURES

These Financial Statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). These measures, which include trading profit, trading profit margin, trading cash flow, EPSA and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results on both a business segment and a consolidated Group basis.

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

Underlying revenue growth

‘Underlying growth in revenue’ is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations or disposed of and for movements in exchange rates. Underlying growth in revenue is not presented in the accounts prepared in accordance with IFRS and is therefore a measure not in accordance with Generally Accepted Accounting Principles (a ‘non-GAAP’ measure).

Underlying growth in revenue is considered by the Group to be an important measure of performance in terms of local functional currency since it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business and a consolidated Group basis. Revenue growth at constant currency is important in measuring business performance compared to competitors and compared to the growth of the market itself.

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

176	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

OTHER FINANCIAL INFORMATION

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

				Reconciling items
2016 Consolidated revenue by franchise	Reported growth %	Underlying growth %	Acquisitions/disposals %	Currency impact %
Sports Medicine, Trauma & Other	1	3	(1)	(1)
Sports Medicine Joint Repair	7	8	–	(1)
Arthroscopic Enabling Technologies	–	2	–	(2)
Trauma & Extremities	(4)	(4)	1	(1)
Other Surgical Businesses	5	15	(9)	(1)
Reconstruction	3	2	2	(1)
Knee Implants	6	4	3	(1)
Hip Implants	(1)	(1)	–	–
Advanced Wound Management	(3)	(1)	–	(2)
Advanced Wound Care	(5)	(3)	–	(2)
Advanced Wound Bioactives	(1)	–	–	(1)
Advanced Wound Devices	3	5	–	(2)
Total	1	2	–	(1)

				Reconciling items
2015 Consolidated revenue	Reported growth %	Underlying growth %	Acquisitions/disposals %	Currency impact %
Total	–	4	4	(8)

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

177	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Adjusted earnings per ordinary share (EPSA)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (EPS).

	Revenue $ million	Operating profit[1] $ million	Taxation[2] $ million	Attributable profit[3] $ million	Cash generated from operating activities[4] $ million	Earnings per share[5] ¢
2016 Reported	4,669	801	(278)	784	1,035	88.1

Acquisition-related costs and profit on disposal	–	9	120	(197)	24	(22.2)

Restructuring and rationalisation costs	–	62	(14)	48	62	5.4

Amortisation and impairment of acquisition intangibles	–	178	(59)	119	–	13.4

Legal and other	–	(30)	1	(19)	36	(2.1)

Capital expenditure	–	–	–	–	(392)	–
2016 Adjusted	4,669	1,020	(230)	735	765	82.6

Acquisition-related costs and cash flows: For the year to 31 December 2016, these costs relate to the costs associated with the integration of Blue Belt Technologies and other acquisitions. Taxation and attributable profit include the effect of the disposal of the Gynaecology business.

Restructuring and rationalisation costs: For the year to 31 December 2016 these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2016 these charges relate to the amortisation of intangible assets acquired in material business combinations and a total impairment of $48m including $32m relating to Oasis, a product acquired with the Healthpoint acquisition in 2013.

Legal and other: For the year to 31 December 2016, the net credit of $30m primarily relates to a $44m curtailment credit on post-retirement benefits in the UK pension scheme partially offset by legal expenses incurred for patent litigation with Arthrex. Also included is a net $1m credit in respect of insurance recoveries of $24m and legal expenses $23m, relating to the ongoing metal-on-metal hip claims.

	Revenue $ million	Operating profit[1] $ million	Taxation[2] $ million	Attributable profit[3] $ million	Cash generated from operating activities[4] $ million	Earnings per share[5] ¢
2015 Reported	4,634	628	(149)	410	1,203	45.9

Acquisition-related costs	–	12	(9)	16	36	1.8

Restructuring and rationalisation costs	–	65	(18)	47	52	5.3

Amortisation and impairment of acquisition intangibles	–	204	(66)	138	–	15.4

Legal and other	–	190	(37)	150	3	16.7

Capital expenditure	–	–	–	–	(358)	–

2015 Adjusted	4,634	1,099	(279)	761	936	85.1

Acquisition-related costs and cash flows: For the year to 31 December 2015, these costs primarily relate to ongoing ArthroCare integration and deferred consideration for an acquisition made by an associate.

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

Legal and other: For the year to 31 December 2015, the net charge primarily relates to $203m for known, anticipated and settled metal-on-metal hip claims and associated legal expenses of $21m. This was offset by a net gain of $33m relating to patent litigation with Arthrex and past service and curtailment gains of $19m arising on US and UK post-retirement benefits.

In addition, a total of $18m charge primarily relates to final costs relating to RENASYS distribution hold and redundancies from the decision to cease development of HP802.

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported tax to trading tax.
3	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
4	Represents a reconciliation of cash generated from operations to trading cash flow.
5	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).

178	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

2015 FINANCIAL HIGHLIGHTS

REVENUE

Group revenue increased by $17m, flat on a reported basis, from $4,617m in 2014 to $4,634m in 2015.

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

During 2015, no restructuring and rationalisation expenses (2014: $12m) and acquisition related costs (2014: $23m) were charged to cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $170m (7% on a reported basis) from $2,471m in 2014 to $2,641m in 2015. The underlying movement is 7% after adjusting for net impact of 7% from acquisitions and unfavourable currency movements of 7%.

In 2015, administrative expenses included amortisation of software and other intangible assets of $66m (2014: $62m), $65m of restructuring and rationalisation expenses (2014: $49m), an amount of $204m relating to amortisation and impairment of acquired intangibles (2014: $129m), $12m of acquisition related costs (2014: $95m) and $203m relating to anticipated and settled metal-on-metal hip claims and additional expenses primarily relating to the RENASYS distribution hold in the US. These expenses were offset by a net gain of $33m relating to a patent litigation and past service and curtailment gains of $19m (2014: $46m) arising on US and UK post-retirement benefits.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenditure as a percentage of revenue remained broadly consistent at 4.8% in 2015 (2014: 5.1%). Actual expenditure was $222m in 2015 compared to $235m in 2014. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

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

After adjusting for specific transactions that management considers affect the Group’s short-term profitability (restructuring and rationalisation expenses, amortisation of acquisition intangibles, acquisition related costs and legal and other items) the tax rate on trading profit was 26.8% (2014: 27.7%).

COMMENTARY ON THE GROUP BALANCE SHEET

Non-current assets

Non-current assets decreased by $174m to $4,692m in 2015 from $4,866m in 2014. This is principally attributable to the following:

–	Property, plant and equipment increased by $41m from $891m in 2014 to $932m in 2015. There were $303m of additions together with $6m acquired with the Colombia and Russia acquisitions which were offset by $11m of assets disposed. Depreciation of $226m was charged during 2015 and there were unfavourable currency movements of $31m.

–	Goodwill decreased by $15m from $2,027m in 2014 to $2,012 in 2015. This movement relates to additions of $10m from the acquisition in Colombia and $24m from the acquisition in Russia. This was offset by unfavourable currency movements of $49m which decreased the overall goodwill balance.

–	Intangible assets decreased by $245m from $1,747m in 2014 to $1,502m in 2015. There were additions of $55m in 2015 relating to intellectual property, distribution rights and software acquired together with $19m acquired with the Colombia and Russia acquisitions. Amortisation and impairment during 2015 was $270m and there were unfavourable currency movements of $45m.

–	Investments in associates increased to $115m from $112m in 2014. The increase was attributable to a capital contribution to Bioventus of $25m and other investment gains of $2m, offset by an investment loss in Bioventus of $18m and a reclassification of an associate to investments of $6m due to a change in shareholding.

–	Deferred tax assets increased by $28m in the year from $77m in 2014 to $105m in 2015. The net deferred tax position has changed from a liability of $21m in 2014 to an asset of $28m in 2015. The net movement of $49m is mainly due to the creation of the metal-on-metal hip claim provision and amortisation of certain acquired intangibles, offset by a reduction in retirement benefit obligations.

179	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

Current assets

Current assets increased by $35m to $2,475m from $2,440m in 2014. The movement relates to the following:

–	Inventories rose by $36m to $1,217m in 2015 from $1,181m in 2014. This movement is driven by inventory acquired with the Colombia and Russia acquisitions and a general increase across the Emerging Markets. This was offset by unfavourable currency movements of $63m.

–	The level of trade and other receivables decreased by $28m to $1,138m in 2015 from $1,166m in 2014. The movement primarily relates to the $17m increase in the bad debt provision as well as unfavourable currency movements.

–	Cash at bank has increased by $27m from $93m in 2014 to $120m in 2015.

Non-current liabilities

Non-current liabilities decreased by $247m from $2,104m in 2014 to $1,857m in 2015. This movement principally relates to:

–	Long-term borrowing decreased from $1,666m in 2014 to $1,434m in 2015 principally due to repayments of bank debt.

–	The retirement benefit obligation decreased from $233m in 2014 to $184m in 2015 due to past cost adjustments arising from plan amendments in the UK and US, increases in discount rates and supplementary cash contributions.

–	Deferred tax liabilities decreased by $21m from $98m in 2014 to $77m in 2015. Refer to commentary within non-current assets for explanation of the net deferred tax position movement.

–	The impact of the above was partly offset by an increase in non-current provisions, primarily relating to the estimated costs to resolve all future known and anticipated metal-on-metal hip claims.

Current liabilities

Current liabilities increased by $182m from $1,162m in 2014 and $1,344m in 2015. This movement is attributable to:

–	Bank overdrafts and loans increased by $7m from $39m in 2014 to $46m in 2015.

–	Provisions increased by $126m from $67m in 2014 to $193m in 2015 primarily due to an increase in legal provision for known and anticipated metal-on-metal hip claims.

–	Current tax payables increased by $45m from $218m in 2014 to $263m, mainly attributable to differences in the timing of cash tax payments year-on-year.

TOTAL EQUITY

Total equity decreased by $74m from $4,040m in 2014 to $3,966m in 2015. The principal movements were:

Total equity $ million
1 January 2015	4,040
Attributable profit	410
Currency translation gains	(176)
Hedging reserves	(16)
Actuarial losses on retirement benefit obligations	(8)
Dividends paid during the year	(272)
Purchase of own shares	(77)
Taxation on other comprehensive income and equity items	15
Net share-based transactions	50
31 December 2015	3,966

180	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2016 were as follows:

		Payments due by period
	Less than one year $ million	One to three years $ million	Three to five years $ million	More than five years $ million
Debt obligations	86	300	135	–
Private placement notes	36	197	330	800
Finance lease obligations	3	6	–	–
Operating lease obligations	48	67	31	41
Retirement benefit obligation	43	–	–	–
Purchase obligations	27	24	10	–
Capital expenditure	64	–	–	–
Other	74	42	34	16
	381	636	540	857
Other contractual obligations represent $36m of foreign exchange contracts and $130m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2017 in respect of the Group’s defined benefits plans are: $23m for the UK and $20m for the US Plan. The table above does not include amounts payable in respect of 2016 and beyond as these are subject to future agreement and amounts cannot be reasonably estimated.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details are set out on page 84.

The Company does not have contracts or other arrangements which individually are essential to the business.

181	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

FINANCIAL CALENDAR

Annual General Meeting	6 April 2017
First quarter trading report	5 May 2017
Payment of 2016 final dividend	10 May 2017
Half year results announced	27 July 2017[1]
Third quarter trading report	3 November 2017
Payment of 2017 interim dividend	November 2017
Full year results announced	February 2018[1]
Annual Report available	February/March 2018
Annual General Meeting	April 2018

1	Dividend declaration dates.

Annual General Meeting

The Company’s Annual General Meeting (AGM) will be held on 6 April 2017 at 2:00pm at No. 11 Cavendish Square, London W1G 0AN. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

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

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ

Tel: 0370 703 0047

Tel: +44 (0) 117 240 2532 from outside the UK

Website: www.investorcentre.co.uk

*	Lines are open from 8:30am to 5:30pm Monday to Friday, excluding public holidays in England and Wales.

Shareholder facilities

Investor Centre

You can now manage your holdings online by registering on Computershare’s secure shareholder website Investor Centre. Once registered, Investor Centre makes it easy for you to sign up for electronic communications, update your address details and add a payment instruction. Visit www.investorcentre.co.uk for a fast and convenient way to manage your holdings.

E-communications

We encourage you to elect to receive communications via e-mail as this has significant environmental and cost benefits. If you would like to receive email notifications when your shareholder communications are available online, please submit your email address and SRN by visiting www.investorcentre.co.uk/ecomms

Payment of dividends direct to your bank or building society account

If you wish to avoid the risk of your dividend awards getting lost or mislaid you can arrange to have your cash dividends paid directly to a bank or building society account. This facility is available to UK resident shareholders who receive Sterling dividends. If you do not live in the UK you may be able to register for the Global Payment Service. For more information, please contact Computershare.

Dividend Re-Investment plan (DRIP)

The Company offers shareholders (except those in North America) the opportunity to participate in a DRIP. This enables you to reinvest your cash dividends in further ordinary shares of Smith & Nephew plc. These are purchased in the market at competitive dealing costs. For further details plus an application form to reinvest future dividends, contact Computershare.

Duplicate accounts

If you have more than one account due to inconsistency in account details, you may avoid duplicate mailings by writing to Computershare and requesting an amalgamation of your share accounts.

Keep your personal details up to date

Please remember to tell Computershare if you move house or change bank details or there is any other change in your account information. If you have already registered with Investor Centre, you can update your address online. Alternatively, you will need to complete a Change of Address form and send it to Computershare. You can access a Change of Address form via investor centre by visiting http://www.computershare.com/uk/SNPforms

You can also change your address or update your bank details quickly and easily over the phone, using the contact number above.

182	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

Individual savings account (ISA)

Shareholders who are UK resident may hold Smith & Nephew plc shares in an ISA, which is administered by the Company’s registrar. For information about this service please contact Computershare.

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

SHAREGIFT

If you hold a small number of shares, which would cost more to sell than they are worth, you may wish to consider donating them to the charity ShareGift (Registered Charity no. 1052686) which specialises in accepting such shares as donations. There are no implications for Capital Gains Tax purposes (no gain or loss) and it may also be possible to obtain income tax relief. The relevant stock transfer form may be obtained from Computershare at the address given on page 181.

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

If you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Services Compensation Scheme if things go wrong. If you receive any unsolicited investment advice, obtain the correct name of the person and organisation and check that they are properly authorised by the FCA by visiting www.fca.org.uk/register/

If you think you have been approached by an unauthorised firm you should contact the FCA consumer helpline on 0800 111 6768 or e-mail consumer.queries@fca.org.uk

More detailed information can be found on the FCA website at www.fca.org.uk/consumers/protect-yourself/unauthorised-firms.

SOCIAL MEDIA

Smith & Nephew has a presence across a range of social media channels, including Twitter, Facebook and LinkedIn, which are linked below. Information provided by Smith & Nephew through social media channels is not incorporated by reference herein and does not form part of our Annual Report or Form 20-F.

twitter.com/SmithNephewPLC	facebook.com/SmithNephewPlc	linkedin.com/company/smith-&-nephew

183	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

ADS ENQUIRIES

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:

Deutsche Bank Shareholder Services

American Stock Transfer and Trust Company

Operations Centre 6201 15th Avenue

Brooklyn, New York

NY 11219

Tel: +1 866 249 2593 (toll free)

E-mail: DB@amstock.com

Website: www.adr.db.com

The Deutsche Bank Global Direct Investor Services Program is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global Direct contact Deutsche Bank Shareholder Services (as above) or visit www.adr.db.com

The Company provides Deutsche Bank, as depositary, with copies of Annual Reports containing Consolidated Financial Statements and the opinion expressed thereon by its independent auditor. Such financial statements are prepared under IFRS. Deutsche Bank will send these reports to recorded ADS holders who have elected to receive paper copies. The Company also provides to Deutsche Bank all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders of the Company. Deutsche Bank makes such notices, reports and communications available for inspection by recorded holders of ADSs and sends voting instruction forms by post to all recorded holders of ADSs.

SMITH & NEPHEW ADS PRICE

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com, the Smith & Nephew website www.smith-nephew.com, and is quoted daily in the Wall Street Journal where the live financial data is updated with a 15-minute delay.

ADS PAYMENT INFORMATION

The Company hereby discloses ADS payment information for the year ended 31 December 2016 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services are paid.

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

During 2016, a fee of one US cent per ADS was collected on the 2015 final dividend paid in May and a fee of one US cent per ADS was collected on the 2016 interim dividend paid in October. In the period 1 January 2016 to 17 February 2017, the total program payments made by Deutsche Bank Trust Company Americas were $515,910.

184	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

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

DIVIDENDS PER SHARE

The table below sets out the dividends per ordinary share in the last five years.

				Years ended 31 December
	2016	2015	2014	2013	2012
Pence per share:
Interim	10.080	8.533	7.578	7.211	6.811
Final[1]	14.883	13.496	13.711	11.233	11.778
Total	24.963	22.029	21.289	18.444	18.589
US cents per share:
Interim	12.300	13.111	12.222	11.556	11.000
Final	18.500	19.000	20.667	18.889	18.000
Total	30.800	32.111	32.889	30.445	29.000

1	Translated at the Bank of England rate on 17 February 2017.

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

The 2016 final dividend will be payable on 10 May 2017, subject to shareholder approval.

In respect of the proposed final dividend for the year ended 31 December 2016 of 18.5 US cents per ordinary share, the record date will be 31 March 2017 and the payment date will be 10 May 2017. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 21 April 2017. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 30 March 2017.

The proposed final dividend of 18.5 US cents per ordinary share, which together with the interim dividend of 12.3 US cents, makes a total for 2016 of 30.8 US cents.

185	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

SHARE PRICES

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s ordinary shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

		Ordinary shares		ADSs
	High £	Low £	High US$	Low US$
Year ended 31 December:
2012	6.93	5.80	56.13	45.13
2013	8.68	6.80	71.85	52.90
2014[1]	11.93	8.57	97.27	29.39
2015	12.12	10.60	37.78	32.48
2016	13.10	10.51	35.06	27.11
Quarters in the year ended 31 December:
2015:
1st Quarter	12.00	11.13	36.85	33.44
2nd Quarter	11.95	10.72	35.80	33.68
3rd Quarter	12.03	10.68	37.78	33.24
4th Quarter	12.12	10.60	35.88	32.48
2016:
1st Quarter	11.79	10.51	34.80	30.55
2nd Quarter	12.67	11.12	34.97	31.43
3rd Quarter	13.10	12.11	35.06	32.37
4th Quarter	12.81	10.67	32.97	27.11
2017:
1st Quarter (to 17 February 2017)	12.37	10.51	30.78	29.90
Last six months:
August 2016	13.00	12.24	33.81	32.73
September 2016	12.67	12.11	33.70	32.37
October 2016	12.81	11.83	32.97	29.25
November 2016	11.56	10.67	28.75	27.11
December 2016	12.21	11.06	30.08	28.07
January 2017	12.37	11.70	30.74	29.90
February 2017 (to 17 February 2017)	12.07	10.51	30.78	30.19

1	On 14 October 2014, the ratio of ordinary shares per ADS changed from five ordinary shares per ADS to two ordinary shares per ADS.

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

Shareholdings

As at 17 February 2017, to the knowledge of the Group, there were 15,167 registered holders of ordinary shares, of whom 92 had registered addresses in the USA and held a total of 207,127 ordinary shares (0.02% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the USA is not representative of the number of beneficial owners of ordinary shares resident in the USA.

As at 17 February 2017, 31,428,045 ADSs equivalent to 62,856,090 ordinary shares or approximately 7.2% of the total ordinary shares in issue, were outstanding and were held by 88 registered ADS holders.

186	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

SHARE CAPITAL continued

Major shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 17 February 2017, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FCA) in 3% or more of the ordinary shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of ordinary shares, as notified to the Company under the Disclosure and Transparency Rules:

				As at 31 December
	17 February 2017%	2016%	2015%	2014%
BlackRock, Inc.	5.2	5.2	5.2	5.5
Invesco	4.9	4.8	5.7	5.3

				As at 31 December
	17 February 2017 ’000	2016 ’000	2015 ’000	2014 ’000
BlackRock, Inc.	46,427	46,427	46,427	49,008
Invesco	42,635	42,034	51,539	47,508

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

In addition, the Company engaged in a share buy-back as a result of the divestiture of its Gynaecology business to Medtronic plc in August 2016. This buy-back programme ran from August to December 2016.

From 1 January 2016 to 17 February 2017, in the months listed below, the Company has purchased 24,832,000 ordinary shares at a cost of US$381m.

	Total shares purchased ‘000s	Average price paid per share pence	Approximate US$ value of shares purchased under the plan
9-19 February 2016	1,264	1,090.26	$19,956,603
24 May – 3 June 2016	1,570	1,176.15	$27,030,952
2-3 August 2016	425	1,240.85	$7,055,627
8 August – 12 December 2016	19,886	1,176.07	$301,802,068
14-19 December 2016	887	1,177.17	$13,049,081
14-16 February 2017	800	1,196.75	$11,992,307

The shares were purchased in the open market by JP Morgan Cazenove Limited and Merrill Lynch International on behalf of the Company.

187	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the USA, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the USA (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) persons whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code, known as the Medicare contribution tax, any alternative minimum tax consequences or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2016.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the ordinary shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are released before shares are delivered to the depositary (pre-released) may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders of ADSs could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

188	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

SHARE PRICES continued

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

Certain US Holders who are individuals or closely-held entities held by individuals may be required to report information relating to securities issued by a non-US person (or foreign accounts through which the securities are held), subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares or ADSs.

UK stamp duty and stamp duty reserve tax

UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of ordinary shares. Transfers of ordinary shares in certificated form will generally be subject to UK stamp duty at the rate of  1⁄2% of the consideration given for the transfer with the duty rounded up to the nearest £5.

UK stamp duty reserve tax (SDRT) arises when there is an agreement to transfer shares in UK companies ‘for consideration in money or money’s worth’, and so an agreement to transfer ordinary shares for money or other consideration may give rise to a charge to SDRT at the rate of  1⁄2% (rounded up to the nearest penny). The charge of SDRT will be cancelled, and any SDRT already paid will be refunded, if within six years of the agreement an instrument of transfer is produced to HM Revenue & Customs and the appropriate stamp duty paid.

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

189	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

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

190	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

ARTICLES OF ASSOCIATION continued

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

Amendments

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

191	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

CROSS REFERENCE TO FORM 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	173-174
	B – Capitalization and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	169-172
Item 4	Information on the Company
	A – History and Development of the Company	167
	B – Business Overview	2-46, 117-120, 169-172, 178-179
	C – Organizational Structure	7, 132-133, 161-162
	D – Property, Plant and equipment	127-128, 169
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	6-7, 39-41, 110, 112, 178-179
	B – Liquidity and Capital Resources	114, 135–138, 153
	C – Research and Development, patents and licences, etc.	3, 5, 13, 121
	D – Trend information	16-17, 108, 169-172
	E – Off Balance Sheet Arrangements	169
	F – Tabular Disclosure of Contractual Obligations	180
	G – Safe Harbor	196
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	48–56
	B – Compensation	76-100
	C – Board Practices	48-75
	D – Employees	33-35, 122
	E – Share Ownership	96-97, 157-160
Item 7	Major shareholders and Related Party Transactions
	A – Major shareholders	186
	– Host Country shareholders	185
	B – Related Party Transactions	160, 169
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	102-164
	– Legal Proceedings	144
	– Dividends	184
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	185-186
	B – Plan of Distribution	n/a
	C – Markets	185
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

192	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

CROSS REFERENCE TO FORM 20-F continued

Part I		Page
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	189-190
	C – Material Contracts	154-156
	D – Exchange Controls	187
	E – Taxation	187-188
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	196
	I – Subsidiary Information	161-164
Item 11	Quantitative and Qualitative Disclosure about Market Risk	138-142, 169-172
Item 12	Description of Securities Other than Equity Securities
	A – Debt securities	n/a
	B – Warrants and rights	n/a
	C – Other securities	n/a
	D – American Depositary shares	183
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	69-75
Item 16	(Reserved)	n/a
Item 16A	Audit Committee Financial Expert	69
Item 16B	Code of Ethics	75
Item 16C	Principal Accountant Fees and Services	73-74, 122
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	152, 186
Item 16F	Change in Registrant’s Certifying Accountant	73
Item 16G	Corporate Governance	54
Item 16H	Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	102-164
Item 19	Exhibits

193	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.
ADR	In the US, the Company’s ordinary shares are traded in the form of ADSs evidenced by American Depositary Receipts (ADRs).
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs).
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

AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
ASD	Advanced Surgical Devices.
AWM	Advanced Wound Management.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
EBITA	Earnings before interest, tax and amortisation.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
Emerging Markets	Emerging Markets include Greater China, India, Brazil and Russia.
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

Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
ERP	Enterprise Resource Planning: a software system which integrates internal and external management information, facilitating the flow of information across an organisation.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
External fixation	The use of wires or pins transfixed through bone to hold a frame to the position of a fracture.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
GMP	Good manufacturing practice or ‘GMP’ is the guidance that outlines the aspects of production and testing that can impact the quality of a product.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.

194	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

GLOSSARY OF TERMS continued

Term	Meaning
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
International Markets	International Markets include Middle East, North Africa, Southern Africa, Latin America, ASEAN, South Korea and Eastern Europe.
LSE	London Stock Exchange.
Metal-on-metal hip resurfacing	A less invasive surgical approach to treating arthritis in certain patients whereby only the surfaces of the hip joint are replaced leaving the hip head substantially preserved.
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NYSE	New York Stock Exchange.
Orthobiologics products	Any product that is primarily intended to act as a scaffold and/or actively stimulates bone growth.
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

UK	United Kingdom of Great Britain and Northern Ireland.
UK GAAP	Accounting principles generally accepted in the United Kingdom.
Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
US	United States of America.
US Dollars, $ or cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.
US GAAP	Accounting principles generally accepted in the United States of America.
Visualisation	Products within ASD comprising digital cameras, light sources, monitors, scopes, image capture, central control and multimedia broadcasting systems for use in endoscopic surgery with visualisation.
Wound bed	An area of healthy dermal and epidermal tissue of a wound.

195	SMITH & NEPHEW ANNUAL REPORT 2016 WWW.SMITH-NEPHEW.COM

INDEX

2015 Financial highlights	178-179
Accounting Policies	108, 116, 117
Accounts Presentation	196
Acquisitions	15, 41, 44,
154, 155
Acquisition related costs	122, 177
American Depositary Shares	183
Articles of Association	189, 190
Audit fees	74, 122
Board	48-51
Business overview	6-7, 169-172
Business segment information	18-26,
117-120
Cash and borrowings	135–138
Chairman’s statement	2
Chief Executive’s statement	4
Company balance sheet	165
Company notes to the accounts	167-168
Contingencies	143-145, 168
Contractual obligations	180
Corporate Governance Statement	54
Critical accounting policies	108
Cross Reference to Form 20-F	191-192
Currency fluctuations	171
Currency translation	116
Deferred taxation	125
Directors’ Remuneration Report	76-100
Directors’ responsibilities for the accounts	102
Directors’ responsibility statement	102
Dividends	152, 184
Earnings per share	40, 126
Employees/People	33-35
Employees’ Share Trust	152
Ethics and compliance	28, 67-68
Executive Officers	52-53
Factors affecting results of operations	172
Financial instruments	138-142
Financial position, liquidity and capital resources	114
Glossary of terms	193-194
Goodwill	129-130
Group balance sheet	111
Group cash flow statement	113
Group companies	161-162
Group history	169
Group income statement	109
Group notes to the accounts	116-164

Group overview	6-7, 169
Group statement of changes in equity	115
Group statement of comprehensive income	109
Independent auditor’s reports	103-107
Information for shareholders	182-196
Intangible assets	130-131
Intellectual property	144
Interest and other finance costs	123
Inventories	133
Investments	132
Investment in associates	132-133
Key Performance Indicators	11-14
Leases	137-138, 156
Legal and other	122
Legal proceedings	144
Manufacturing	30
Marketplace	16-17
New accounting standards	116
Off-balance sheet arrangements	169
Operating profit	121-122
Other finance costs	123
Outlook and trend information	16-17, 41,
169-172
Parent Company accounts	165-168
Payables	135
People/Employees	33-35
Provisions	143-145
Property, plant and equipment	127-128
Receivables	134
Regulation	16-17, 45
Related party transactions	160, 169
Research and development	27
Restructuring and rationalisation expenses	122
Retirement benefit obligation	146–150
Risk factors	169–172
Risk management	42-46
Sales and marketing	32
Selected financial data	173-174
Share based payments	157-160
Share capital	151, 185-186
Shareholder return	98–99
Strategy	10-15
Sustainability	36-38
Taxation	123-125
Taxation information for shareholders	187-188
Training and education	31
Treasury shares	115, 152

196	OVERVIEW	OUR BUSINESS & MARKETPLACE	OPERATIONAL REVIEW	FINANCIAL REVIEW	RISK	GOVERNANCE	ACCOUNTS

INFORMATION FOR SHAREHOLDERS

ABOUT SMITH & NEPHEW

The Smith & Nephew Group (the Group) is a global medical devices business operating in the markets for advanced surgical devices comprising orthopaedic reconstruction, trauma and sports medicine and advanced wound management, with revenue of approximately $4.7bn in 2016. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2016. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

Smith & Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is structured as three geographical selling regions responsible for the commercial view of that region. Research & Development, Manufacturing, Supply Chain and Central functions are managed globally for the Group as a whole.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not and should not be regarded as being part of, or incorporated into, this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 193 and 194. The product names referred to in this document are identified by use of capital letters and the à symbol (on first occurrence) and are trademarks owned by or licensed to members of the Group.

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 17 February 2017, the Bank of England rate was US$1.243 per £1.

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

The Accounts of the Group in this Annual Report are presented in millions (m) unless otherwise indicated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed under ‘Outlook’, ‘Global Outlook’ and ‘Strategic performance’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology. Specific risks faced by the Group are described under ‘Risk factors’ on pages 169 to 172 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

PRODUCT DATA

Product data and product share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

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

The inks used are renewable, biodegradable and emit fewer Volatile Organic Compounds (VOCs) than mineral- oil inks. They are based on high levels of renewable raw materials such as vegetable oils and naturally occurring resin. The inks do not contain any toxic heavy metals and therefore, do not pose a problem if placed in landfill.
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
Susan Swabey
Company Secretary

London, England

March 6, 2017

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

2		Smith & Nephew plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of Smith & Nephew plc’s total assets (on a consolidated basis) is authorized to be issued. Smith & Nephew plc hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

4	(a) (i)	Material contract: Agreement and Appendices dated 3 February 2014 by and among Smith & Nephew plc, Barclays Bank Plc, The Financial Institutions in Schedule 1, Barclays Bank Plc and J.P. Morgan Chase Bank, N.A. and J.P. Morgan Europe Limited.	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(ii)	Material contract: Agreement and Plan Merger dated 2 February 2014 by and among ArthroCare Corporation Smith & Nephew, Inc. and Smith & Nephew plc.	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(iii)	Material contract: Agreement and Appendices dated 24 March 2014 by and among Smith & Nephew plc, Barclays Bank Plc; J.P. Morgan Limited; Bank Of America Merrill Lynch International Limited; Bank Of China Limited, London Branch; The Bank Of Tokyo-Mitsubishi Ufj, Ltd.; HSBC Bank Plc; Mizuho Bank, Ltd.; National Australia Bank Limited; The Royal Bank Of Scotland Plc; Societe Generale; Sumitomo Mitsui Banking Corporation; Wells Fargo Bank International and Deutsche Bank Ag, London Branch.	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(a) (iv)	Material contract: Agreement and Appendices dated 19 November 2014 by and among Smith & Nephew plc and the purchasers listed in Schedule A.	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Retirement provisions for David J Illingworth	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(iii)	Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iv)	Side Letter to the Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(v)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(vi)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vii)	Letter of Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(viii)	Letter of Appointment of Ajay Piramal	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

	(ix)	Letter of Re-Appointment of Rolf Stomberg	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(x)	Letter of Re-Appointment of Richard De Schutter	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xi)	Letter of Re-Appointment of Pamela Kirby	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	C (xii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xiii)	Letter of Re-Appointment of Joseph Papa		X

	(xiv)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(xv)	Letter of Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xvi)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xviii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xix)	Letter of Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xx)	Letter of Re-Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xxi)	Letter of Re-Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xxii)	Letter of Re-Appointment of Brian Larcombe		X

	(xxiii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

	(xxiv)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

(xxv)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

(xxvi)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

(xxvii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

(xxviii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxix)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

(xxx)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxxi)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxxii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

(xxxiii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

(xxxiv)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

(xxxv)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

(xxxvi)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

(xxxvii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

(xxxviii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	C (xxxix)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xI)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xli)	Smith & Nephew plc Global Share Plan 2010		X

	(xlii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xliii)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xliv)	Service Agreement of Graham Baker		X

	(xlv)	Letter of Appointment of Robin Freestone as Audit Committee Chairman		X

	(xlvi)	Letter of Appointment of Ian Barlow as Senior Independent Director		X

	(xlvii)	Letter of Re-Appointment of Roberto Quarta		X

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Graham Baker filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Olivier Bohuon and Graham Baker furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

15.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm		X

15.3		Report of Independent Registered Public Accounting Firm by Ernst & Young LLP in respect of the financial statements as of and for the year ending December 31, 2014		X

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

15.4	Ernst & Young LLP’s letter to the SEC confirming their agreement with the statements pursuant to the disclosure requirements of Item 16 of the Form 20-F		X