Form 20-F
period 2017-12-31
SMITH & NEPHEW PLC
filed 2018-03-05
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 890,855,310 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes   ◻    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes   ☒    No  ◻

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes  ☒    No  ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☒	Accelerated Filer ◻	Non-accelerated filer ◻
Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. Yes   ◻    No  ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

◻ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
◻ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ◻     Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ◻     No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ◻     No  ◻

Supporting healthcare professionals

ANNUAL REPORT 2017

smith&nephew

CONTENTS

OVERVIEW		ACCOUNTS
CHAIRMAN’S STATEMENT	2	STATEMENT OF DIRECTORS’ RESPONSIBILITIES	107
CHIEF EXECUTIVE OFFICER’S REVIEW	4	INDEPENDENT AUDITOR’S US REPORT	108
WHO WE ARE	6	CRITICAL JUDGEMENTS AND ESTIMATES	114
		GROUP INCOME STATEMENT	115
OUR BUSINESS & MARKETPLACE		GROUP STATEMENT OF COMPREHENSIVE INCOME	115
OUR BUSINESS MODEL	8	GROUP BALANCE SHEET	116
STRATEGIC PRIORITIES	10	GROUP CASH FLOW STATEMENT	117
OUR MARKETPLACE	16	GROUP STATEMENT OF CHANGES IN EQUITY	118
		NOTES TO THE GROUP ACCOUNTS	119
OPERATIONAL REVIEW		COMPANY FINANCIAL STATEMENTS	163
OUR PRODUCTS	18	NOTES TO THE COMPANY ACCOUNTS	165
OUR RESOURCES	25
SUSTAINABILITY	33	GROUP AND OTHER INFORMATION

FINANCIAL REVIEW		GROUP INFORMATION	171
CHIEF FINANCIAL OFFICER’S REVIEW	36	OTHER FINANCIAL INFORMATION	176
FINANCIAL REVIEW	38	INFORMATION FOR SHAREHOLDERS	184

RISK
RISK REPORT	40

GOVERNANCE
OUR BOARD OF DIRECTORS	50
OUR LEADERSHIP	54
GOVERNANCE REPORT	56
NOMINATION & GOVERNANCE COMMITTEE REPORT	66
ETHICS & COMPLIANCE COMMITTEE REPORT	69
AUDIT COMMITTEE REPORT	71
DIRECTORS’ REMUNERATION REPORT	79

Front cover: Employees from Smith & Nephew’s Expert Connect Centre, Watford, UK – Natalia Zielinska (middle) Bioskills Laboratory Manager, Alejandra Alvarez Pineda (left) and Michael Mead, Bioskills Laboratory Specialists (right).

  TRAINING & EDUCATION PAGE 32

We are a constituent of the UK’s FTSE100 and our shares are traded on the London Stock Exchange and through American Depositary Receipts on the New York Stock Exchange (LSE: SN, NYSE: SNN).

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the first five sections above and has been approved and signed on behalf of the Board. The Directors’ Report comprises pages 6, 16–17, 25–28, 33–39, 42–78, 107, 140-142, 158 and pages 171–193 of the Annual Report.

SMITH & NEPHEW ANNUAL REPORT 2017	OVERVIEW	1

Smith & Nephew is a global medical technology business that has been supporting healthcare professionals to improve patients’ lives since 1856.

       DRIVING  PERFORMANCE

          PIONEERING  INNOVATION

            &  ENSURING  TRUST

We do this by taking a pioneering approach to the design of our advanced medical products and services, by securing wider access to our diverse technologies for more customers globally, and by enabling better outcomes for patients and healthcare systems.

We have leadership positions in:

Orthopaedic Reconstruction and Trauma

Joint replacement systems for knees and hips and products to help repair broken bones

Advanced Wound Management

Treatment and prevention products for hard-to-heal wounds

Sports Medicine

Implants and enabling technologies for minimally invasive repair of the joint

FIND MORE ONLINE

To learn more about Smith & Nephew,

to register to receive our news,

or to explore opportunities to join us,

please visit www.smith-nephew.com

2	OVERVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

CHAIRMAN’S STATEMENT

 PROVIDING

 LEADERSHIP

The Board approaches 2018 with optimism. Olivier has built a strong foundation and we expect to attract someone of the highest calibre to accelerate business performance from this base.

DEAR SHAREHOLDER

One of the core duties of a Board is to ensure that companies evolve to meet the ever changing challenges and opportunities they face. A Board must set the pace in this, refreshing and strengthening its membership with deeper expertise, new perspectives and greater diversity.

Since becoming Chairman in 2014 I am pleased with the evolutionary changes we have made at Smith & Nephew. I believe these build on the successes of the past and position the Company well for further progress.

STRENGTHENING THE BOARD

We have been able to attract new Non-Executive Directors of high calibre to replace Board members retiring after completing their service.

Angie Risley, who joined in September 2017, is currently Group HR Director of J Sainsbury plc and was previously Non-Executive Director of Arriva plc, Biffa plc and Serco plc where she was also chairman of the Remuneration Committee. Marc Owen, recently retired from the Executive Committee of Fortune 500 healthcare business McKesson Corp, where he was Chairman of Celesio AG and President of McKesson Speciality Health, and previously a healthcare and technology specialist at McKinsey, joined in October 2017. Roland Diggelmann, Chief Executive Officer at Roche Diagnostics and a member of the Corporate Executive Committee of F. Hoffmann-La Roche Ltd, and previously a senior executive at Zimmer GmbH, will join on 1 March 2018.

Marc and Roland strengthen the Board’s knowledge of commercial healthcare and the medical devices sector while Angie will provide effective leadership to our Remuneration Committee when Joe Papa steps down at the AGM in April. Joe has been a highly valued colleague and exemplary steward of Smith & Nephew. On behalf of the whole Board, I thank him for his service.

CHIEF EXECUTIVE OFFICER

In October Olivier Bohuon notified the Board of his intention to retire by the end of 2018, after seven years as Chief Executive Officer. Under Olivier’s leadership Smith & Nephew has undergone important and necessary change and he has significantly strengthened the foundations of our Company. As Smith & Nephew enters its next chapter, the Board is determined to build on this.

SMITH & NEPHEW ANNUAL REPORT 2017	OVERVIEW	3

Olivier continues to lead Smith & Nephew and drive the Company’s growth initiatives and operating plans. In this he is supported by our new Chief Financial Officer, Graham Baker, who joined in March 2017.

The Board has been impressed with Graham’s strong start as he quickly developed his understanding of the business and we welcome his commercial acumen and attention to detail. Our views of Graham have been echoed by the positive shareholder feedback we have received.

GOVERNANCE AND CULTURE

In 2017 the Board invested significant time meeting local management and employees and understanding market dynamics. These  included visiting our offices in Dubai, Tokyo and Hull, as well as some Board members spending time with our salesforce to better appreciate their role and meeting customers. In addition to giving us commercial insight, such activities let us get anecdotal evidence of the culture at Smith & Nephew, something the Board puts great value on. We strive to set the tone from the top, and review data to demonstrate performance, but it is only by meeting employees from all levels of the Company that we can be certain that Smith & Nephew’s values of I perform, I innovate and I earn trust are being lived across the business.

We conducted our regular review of strategy and Group structure at our annual strategy meeting in October, ensuring the continued close alignment of Board and management on our expectations and current direction. We upgraded our Risk Management process and strengthened our internal team in this area. Our Senior Independent Director, Ian Barlow, conducted a Board Effectiveness Review which identified some areas of further improvement which we are focusing on, such as deepening our knowledge of the competitive landscape to enable us to better support management develop and deploy resources to win in our chosen markets. I encourage you to read more about these and other matters in our Governance section starting on page 50.

2017 PERFORMANCE

The Board receives regular updates on the performance of the business from the CEO and CFO, together with members of the senior management team attending Board meetings over the course of the year.

We could clearly see areas of the business where the Company excelled in 2017, such as Global Operations where we have improved quality and supply, and R&D, where we have an exciting new product pipeline. It is no coincidence that both of these areas of the business have effective leaders who impressed the Board during 2017.

Whilst the trading performance of the Group was better than in 2016, and we delivered within our guidance, we continue to endorse the Chief Executive’s view that this business can and should deliver better results and reinforce the need for continued focus on driving better execution.

The 2017 full year dividend of 35.0¢ per share reflects the strong growth in adjusted earnings per share.

The Board approaches 2018 with optimism. Olivier has built a strong foundation and we expect to attract someone of the highest calibre to accelerate business performance from this base. Thank you for your support and engagement in 2017 and the Board looks forward to serving you into an exciting next chapter for Smith & Nephew.

Yours sincerely,

Roberto Quarta

Chairman

FINANCIAL HIGHLIGHTS
$4,765m	+2%	+3%	35.0¢	+14%
Revenue	Reported	Underlying[1]	Dividend per share
Group revenue was up 2% on a reported basis (including -1% headwind from the 2016 Gynaecology business disposal) and 3% on an underlying basis, in line with guidance.			The 14% year-on-year increase reflects the strong growth in adjusted earnings per share.
$934m	+17%	$1,048m	+3%	87.8¢	0%
Operating profit		Trading profit[1]		Earnings per share (EPS)
Operating profit margin of 19.6% is up 240bps year-on-year due to more favourable non-trading items.		Trading profit margin[1] was 22.0%, up 20bps year on year, in line with guidance.		In 2016 EPS benefited from the gain on the disposal of the Gynaecology business.
94.5¢	+14%	14.3%	+280bps	5%
Adjusted Earnings per share[1] (EPSA)		Return on Invested Capital[1] (ROIC)		R&D expenditure
Reflects one-off tax benefits, improvements in trading profit margin and the tax rate on trading[1].		Reflects improvements in operating profit, the lower tax rate and a stable asset base.		To drive innovation, we maintain our investment in R&D at around 5% of Group revenue.

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

   FINANCIAL REVIEW PAGE 36 OUR BOARD OF DIRECTORS PAGE 50 GOVERNANCE PAGE  56

4	OVERVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

CHIEF EXECUTIVE OFFICER’S REVIEW

STRONGER SMITH & NEPHEW In 2018, I expect Smith & Nephew to build on 2017 by delivering another year of improved performance driven by our strong product portfolio and pipeline of innovative products.

DEAR SHAREHOLDER

We delivered on our promises to improve the top and bottom line in 2017. Our healthy balance sheet, good cash generation and increased dividend demonstrate the robust foundations underpinning our business. In 2018, I expect Smith & Nephew to build on 2017 by delivering another year of improved performance driven by our strong product portfolio and pipeline of innovative products.

STRATEGIC PRIORITIES

In my first year as Chief Executive, in 2011, we set five strategic priorities that have shaped a fundamental management and operational restructuring of the Group as a foundation to improving its growth and profit profile. Through these priorities we continue to drive our business forward.

In 2017 I was pleased with the resultant commercial performance in many areas. In Knee Implants we had an outstanding year, Trauma and Extremities and Advanced Wound Devices also, and we returned the Emerging Markets to double-digit revenue growth.

Of course, there are some areas that did not meet my expectations, such as in Arthroscopic Enabling Technologies and European Wound Care. These are not because of new issues, but they are taking longer to improve than expected. We are attacking the underlying issues with renewed vigour in 2018.

You can read more about our performance against each of the strategic priorities in the next few pages (pages 10–15). I would like to draw your attention to how our strong new product portfolio reflects our decision of a few years ago to increase our investment in disruptive R&D and technology acquisitions.

SMITH & NEPHEW ANNUAL REPORT 2017	OVERVIEW	5

One of our best recent achievements was to create a global R&D organisation that became fully operational in 2017 and is building on these successes. We now have greater visibility across our development portfolio to ensure we back the winners of the future in areas such as digital, robotics and biologics. We are making better decisions and hitting milestones consistently, and this will underpin our success for many years to come.

ACCELERATING PERFORMANCE & INNOVATION

As we have transformed Smith & Nephew, so our markets and industry have changed. We are seeing an increasingly competitive environment: new selling models, new entrants, pricing pressure and increasing costs – which in some markets are outpacing our growth. We also see great opportunity to invest behind pioneering technologies which take market share, offer a wider selection of commercial terms to suit more customers, expand our reach in the emerging markets and start to realise the benefits of the digital revolution for our industry.

In late 2017 we undertook a review of our business to look for opportunities to achieve higher growth targets, strengthen our competitive position, and make us more agile to changes in the market. As a result, in early 2018 we introduced the APEX programme, which stands for ‘Accelerating Performance and Execution’. APEX will make key enhancements to our business and ways of working over the next five years. We expect this programme to deliver $160 million of annualised benefits by 2022. APEX is now possible because of the work put in to create our strong Group structure, and it will build on this robust base. More information on APEX can be found on page 14.

BUILDING A WINNING CULTURE

Our success as a Company is made possible by talented employees working together for our shared mission: to support healthcare professionals in their efforts to improve patients’ lives. This is why being a great place to work is important to us, and why every two years we measure our progress toward this goal with our Global Employee Survey.

Our survey tool is the Great Place to Work Institute’s Trust Index, and in 2017 we performed strongly across the dimensions of vision, recognition, pride and equality. We now have nine countries accredited as a Great Place to Work.

We put great store by our culture, and work to embrace diversity, encourage progression, and reward success. We also want our employees to put something back into their communities. Our People section on pages 25–28 describes our commitments and actions across all of these areas.

LOOKING TO THE FUTURE

In October 2017 I announced my decision to retire from Smith & Nephew by the end of 2018. As I looked ahead to the next long-term phase of growth, I decided that it was the right time to announce my retirement plans, providing ample time to identify a successor and ensure a smooth transition.

In the meantime, I remain resolutely focused on delivering our commitments for 2018, while positioning the Company for further success. Looking further ahead, our greater focus on commercial execution gives us confidence we will outgrow our markets and the new APEX programme supports our expectation of improved trading profit margin.

Yours sincerely,

Olivier Bohuon

Chief Executive Officer

OUR STRATEGIC PRIORITIES
Our strategic priorities guide our actions to support healthcare professionals and transform our growth profile.
BUILD A STRONG POSITION IN ESTABLISHED MARKETS
FOCUS ON EMERGING MARKETS
INNOVATE FOR VALUE
SIMPLIFY AND IMPROVE OUR OPERATING MODEL
SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS
STRATEGIC PRIORITIES UPDATE PAGE 10 OUR PEOPLE PAGE 25

6	OVERVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

WHO WE ARE

ONE GLOBAL
BUSINESS

WITH MORE THAN 15,000 EMPLOYEES
OUR VALUES AND HOW WE ACT
Our values shape everything that we do as a business and form the basis of our relationships with all our stakeholders.

Performance	Innovation	Trust
Performance means being responsive to the needs of our customers and their patients, setting ourselves clear goals and standards and achieving them.	Innovation means being energetic, creative and passionate about everything we do, anticipating customers’ needs and overcoming barriers and developing opportunities.	Trust is something we understand that we have to earn and we strive to operate with integrity and take an ethical approach to business.

AN INTEGRATED BUSINESS

UNITED STATES (US)		OTHER ESTABLISHED MARKETS		EMERGING MARKETS

The United States is the Group’s largest market representing 48% of our global revenue. Due to its commercial importance to the Group, its revenue is reported separately. The United States is also home to a number of our manufacturing facilities.

Other Established Markets comprise commercial operations in Europe, Australia, Japan, Canada, and New Zealand, We have manufacturing facilities in the UK, Germany and Switzerland.

Emerging Markets include our commercial businesses in China, Asia, India, Russia, Middle East, Africa and Latin America.

These generated 16% of Group revenue in 2017. We have manufacturing facilities in China, Costa Rica, India, Russia and Curacao.

2017 revenue		2017 revenue		2017 revenue
$2,306m		$1,678m		$781m
0%	+2%	0%	0%	+13%	+12%
Reported	Underlaying[1]	Reported	Underlaying[1]	Reported	Underlaying[1]

ORTHOPAEDIC RECONSTRUCTION AND TRAUMA

SPORTS MEDICINE

ADVANCED WOUND MANAGEMENT

GLOBAL FUNCTIONS[2]

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.
2 Commercial Excellence including Global Marketing, R&D, Manufacturing & Supply Chain, Central Support.

SMITH & NEPHEW ANNUAL REPORT 2017	OVERVIEW	7

SELLING NINE PRODUCT FRANCHISES

KNEE IMPLANTS	SPORTS MEDICINE JOINT REPAIR	ADVANCED WOUND CARE

HIP IMPLANTS	ARTHROSCOPIC ENABLING TECHNOLOGIES	ADVANCED WOUND BIOACTIVES

TRAUMA & EXTREMITIES	OTHER SURGICAL BUSINESSES	ADVANCED WOUND DEVICES

SUPPORTING HEALTHCARE PROFESSIONALS IN MORE THAN 100 COUNTRIES

Revenue by products			Revenue by geography
A	KNEE IMPLANTS	$984m	A	UNITED STATES	$2,306m
B	HIP IMPLANTS	$599m	B	OTHER ESTABLISHED MARKETS	$1,678m
C	TRAUMA & EXTREMITIES	$495m	C	EMERGING MARKETS	$781m
D	SPORTS MEDICINE JOINT REPAIR	$627m
E	ARTHROSCOPIC ENABLING TECHNOLOGIES	$615m
F	OTHER SURGICAL BUSINESSES	$189m
G	ADVANCED WOUND CARE	$720m
H	ADVANCED WOUND BIOACTIVES	$342m
I	ADVANCED WOUND DEVICES	$194m

8	OUR BUSINESS & MARKETPLACE	SMITH & NEPHEW ANNUAL REPORT 2017

OUR BUSINESS MODEL

HOW WE
CREATE VALUE

THE RESOURCES WE NEED
OUR PEOPLE
Engaging, developing and retaining our more than 15,000 employees is important to us and we work hard to be a great place to work as well as a responsible corporate citizen.
RESEARCH & DEVELOPMENT
Innovation is part of our culture and we invest 5% of our revenue to develop new products that will help improve patients’ lives.
MANUFACTURING & QUALITY
We operate our global manufacturing efficiently, and at the highest possible standards, to ensure product quality at competitive pricing.
SALES & MARKETING
We support our customers in over 100 countries. Our commercial teams are highly specialised with an in-depth knowledge across the full range of product franchises.
ETHICS & COMPLIANCE
We are committed to doing business the right way and apply strict business principles to the way we deal with our customers and partners.
TRAINING & EDUCATION
Every year, thousands of healthcare professionals attend our training courses around the world. Education is fundamental to how we support our customers.
THE RESOURCES WE NEED PAGE 25

 A FOCUS ON

 PERFORMANCE

OUR VALUE PROPOSITION
Our mission is to support healthcare professionals by providing advanced medical devices that they use in their daily efforts to improve the lives of their patients.
PIONEERING APPROACH

We take a pioneering approach to the design of our products and services. Smith & Nephew has a long history of innovation, dating back to our foundations in the 19th century, and today we support customers to manage and prevent disease states, and enable swifter recovery for their patients.

ENSURING WIDER ACCESS

We strive to secure wider access to our advanced technologies for more customers globally. In emerging markets we have built an entrepreneurial business resourced to reach and support an ever greater number of customers in delivering affordable healthcare.

ENABLING BETTER OUTCOMES

We seek to enable better outcomes for patients and healthcare systems, providing high quality products and appropriate training to improve clinical outcomes, enabling healthcare professionals to treat more patients and improving the economic outcome for payers.

SMITH & NEPHEW ANNUAL REPORT 2017	OUR BUSINESS & MARKETPLACE	9

CREATING PRODUCTS	FOR OUR CUSTOMERS

We have leadership positions in Orthopaedic Reconstruction and Trauma, Advanced Wound Management and Sports Medicine:	We service our customers through our dedicated and highly trained global sales force and selected third party sellers:
– Knee Implants	– Surgeons
– Hip Implants	– Nurses
– Trauma & Extremities	– Nurse specialists
– Sports Medicine Joint Repair	– Physicians, GPs
– Arthroscopic Enabling Technologies	– Healthcare systems
– Other Surgical Businesses	– Procurement groups
– Advanced Wound Care	– Payers, administrators
– Advanced Wound Bioactives	– Retail, consumers, patients
– Advanced Wound Devices
OUR PRODUCTS PAGE 18

THE OUTPUT OF WHAT WE DO
FINANCIAL PERFORMANCE
Targeting higher revenue growth and a better trading profit margin.
$4,765m
Revenue
$934m	$1,048m
Operating Profit	Trading Profit[1]
CAPITAL ALLOCATION FRAMEWORK
Prioritising the use of cash and ensuring an appropriate capital structure.
$269m
Dividend
IMPROVED QUALITY OF PATIENTS’ LIVES
Providing our advanced medical devices in more than 100 countries.
100+
countries
TRAINING AND EDUCATION
Supporting HCPs and ensuring the safe and effective use of our products.
45,000+
surgeon training instances
GREAT PLACE TO WORK
Supporting and encouraging employees to live our values.
15,000+
employees
A SUSTAINABLE BUSINESS
Working in a sustainable, ethical and responsible manner everywhere we operate.
160+
years of proud history

1   These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

10	OUR BUSINESS & MARKETPLACE	SMITH & NEPHEW ANNUAL REPORT 2017

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

We are focused on transforming the growth profile of the business while delivering this proposition. We are working to rebalance the Group towards higher growth opportunities. Over the last five years, Smith & Nephew has materially improved the mix of higher growth potential to lower growth businesses, shifting from one-third higher growth to over 50% today.

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

 SEE OPPOSITE

    FOCUS ON EMERGING MARKETS

Deliver leadership in the Emerging Markets by building strong, direct customer relationships, widening access to our premium products and developing portfolios designed for the economic mid-tier population.

    INNOVATE FOR VALUE

Deliver pioneering products and business models that improve clinical and health economic outcomes and widen access across geographies and patient groups.

    SIMPLIFY AND IMPROVE OUR OPERATING MODEL

Pursue maximum efficiency in everything we do, streamline our operations and manufacturing, remove duplication and build strong global functions to support our commercial teams.

    SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS

Build our platform by acquiring complementary products or businesses in our higher growth segments and manufacturing and distribution capabilities in the Emerging Markets.

SMITH & NEPHEW ANNUAL REPORT 2017	OUR BUSINESS & MARKETPLACE	11

BUILD A STRONG POSITION IN ESTABLISHED MARKETS

Established Markets for Smith & Nephew are the US, Europe, Australia, Japan, Canada and New Zealand. Smith & Nephew delivered 84% of its revenue from these countries in 2017.

In the United States, our single largest country representing 48% of global revenue, reported revenue growth was flat and underlying growth was 2%. The Other Established Markets growth rate was flat on both an underlying and reported basis.

In 2017 we focused on improving our commercial execution. With a simpler and more agile commercial structure in each country, supported by global functions, we sought to drive improved performance and greater efficiency. This was supported by sales force excellence initiatives including a sharper focus on both health economic and clinical evidence to support our products.

In Reconstruction, the Knee Implants franchise performed well, with the JOURNEY™ II Total Knee System driving good growth, as did the LEGION™ Revision Knee System. In Hip Implants, the new REDAPT™ Revision and POLARSTEM™ Cementless Stem systems were well received. In Trauma & Extremities, new clinical evidence supported increased uptake of our TRIGEN™ INTERTAN™ hip fracture system.

Sports Medicine Joint Repair performance was driven by good demand for our shoulder repair portfolio, and we added an exciting new technology when we acquired Rotation Medical (see page 15 for more). Arthroscopic Enabling Technologies was impacted by continued softness in mechanical resection. The roll-out of our LENS™ visualisation and WEREWOLF™ COBLATION™ systems are underway and we expect an increasing contribution from these in 2018.

In the US, and other countries, we are seeing a shift towards day-case surgery for total joints starting to take place in Ambulatory Surgery Centre (ASCs), something Smith & Nephew is uniquely positioned to benefit from. Through Sports Medicine we are already a partner to many ASCs. We believe we can leverage this customer knowledge and relationships to improve the performance of our knee implants franchise. Our portfolio is well-suited for ASCs where early mobility and efficiency are key, as is our robotic NAVIOTM Surgical System due to its small footprint, portability and cost.

The Advanced Wound Care franchise delivered strong growth in the US, but was held back by softer market conditions in Europe. In Advanced Wound Bioactives, SANTYL™ benefited from a new analysis demonstrating its effectiveness in advancing pressure ulcers through the healing process2, improving performance in the second half of the year. Advanced Wound Devices performed strongly across the year, led by the continued success of our single use negative pressure wound therapy (sNPWT) device PICO™.

$3,984m
Revenue from Established Markets

84%
of Group revenue
0%	+1%
Reported	Underlying[1]

WHY THIS KPI IS IMPORTANT

We use this KPI to track the relative strength of our position in these markets.

HOW WE PERFORMED

Growth in the US, our largest market, was offset somewhat by softer conditions in some other markets.

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 38 and 178–181.

2 Advances in Wound Care. Gilligan, A.M., et al. Comparative effectiveness of Clostridial Collagenase Ointment to medicinal honey for treatment of pressure ulcers. Volume 6, Number 4 (April 2017).

SUPPORTING CUSTOMERS
AT THE ECC

“It’s very humbling to know we are helping improve patients’ outcomes.”

Natalia Zielinska Bioskills Laboratory Manager

Smith & Nephew is proud to support surgeons and nurses by enabling them to learn from experts in their field of speciality. We do this at our state-of-the art training and innovation centres. In early 2017 we opened the Expert Connect Centre (‘ECC’) in Croxley Park, Watford, on the outskirts of London, UK. This is already establishing itself as a flagship destination for healthcare professionals from the UK, Europe and the Emerging Markets.

12	OUR BUSINESS & MARKETPLACE	SMITH & NEPHEW ANNUAL REPORT 2017

FOCUS ON EMERGING MARKETS

Our Emerging Markets represent those outside the Established Markets, including Brazil, Russia, India and China. The Emerging Markets accounted for 16% of Smith & Nephew’s revenue in 2017.

In 2017 we returned our Emerging Markets business to sustainable double-digit revenue growth, up 13% on a reported basis and 12% on an underlying basis. This was a significant improvement over the flat underlying performance of 2016.

In China, our largest Emerging Markets country, we delivered double-digit revenue growth as we improved our commercial execution. In the oil-dependent Gulf States we returned to growth by focusing on securing more private healthcare business to compensate for the reduction in government tenders. The majority of our other Emerging Markets continued to do well across 2017.

We have been early investors in many of the Emerging Markets. There continue to be quarterly fluctuations in the growth rates, and differences in performance between countries, so we look at the longer term trends when making decisions, and those are very favourable.

We also see the next wave of sustained growth coming from the ‘mid-tier’, essentially growth from widening access to a greater proportion of the population in these countries. We are addressing this by steadily building a dedicated product portfolio and specific distribution model.

We are well positioned to continue to drive strong growth from the Emerging Markets over the medium term. The much improved performance in 2017 is in line with where we see the medium term prospects for this increasingly important segment of Smith & Nephew’s business.

$781m
Revenue from Emerging Markets

16%
of Group revenue
+13%	+12%
Reported	Underlying[1]

WHY THIS KPI IS IMPORTANT

We use this KPI to track the growth of Emerging Markets relative to global growth.

HOW WE PERFORMED

Performance in the Emerging Markets improved strongly over the previous year.

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 38 and 178 – 181.

RETURNING CHINA TO GROWTH

“We have seen a return to double-digit growth in the attractive Chinese market.”

Olivier Bohuon Chief Executive Officer

China is our largest Emerging Market country. Here we faced challenges in 2016 as the market growth slowed down. In 2017 we improved our commercial execution and management of, and involvement in, the channel inventory. Looking to the medium term, we believe that our growth prospects in China remain very attractive.

SMITH & NEPHEW ANNUAL REPORT 2017	OUR BUSINESS & MARKETPLACE	13

INNOVATE FOR VALUE

In 2017 we began to benefit from a suite of exciting new products, solutions and business models as we deliver on our strategic priority to innovate for value.

In robotics, NAVIO is a unique and compelling system. In 2017 we successfully extended its indications and introduced it to new countries such as India. We launched the total knee arthroplasty (TKA) application for our JOURNEY II, LEGION and GENESIS™ II Total Knee Systems. Surgeons completed the world’s first robotics-assisted bi-cruciate retaining total knee replacement procedures. This new approach used NAVIO to implant the new JOURNEY II XR (bi-cruciate retaining total knee system) currently in limited market release. This is the first and only bi-cruciate retaining robotics application commercially available.

In the Emerging Markets we continue to build our mid-tier portfolio. Our ANTHEM™ Total Knee System, which, alongside the ORTHOMATCH™ Universal Instrumentation Platform, has been designed to provide wider market access to affordable knee treatments, performed well following its 2016 launch. During the year we launched into more markets, including Russia and Saudi Arabia, and introduced a new Cruciate Retaining (CR) variant, extending the options available to surgeons.

In Sports Medicine our new LENS™ Surgical Imaging System and WEREWOLF™ COBLATION™ System for resecting soft tissue are being rolled out to customers. In Reconstruction we expanded our REDAPT™ Hip and LEGION™ Knee revision systems. In Advanced Wound Management our pioneering disposable single-use negative pressure wound therapy (sNPWT) device PICO™ continued to perform strongly and we extended our ALLEVYN LIFE foam dressing range with a new non-border version.

We also focus on providing customers with the evidence that demonstrates the effectiveness of our innovative products. In 2017, PICO benefited from new clinical evidence showing its effectiveness at reducing surgical site infections1 and the TRIGEN™ INTERTAN™ hip fracture system also performed strongly supported by new clinical evidence2.

We continue to develop new business models to address changing or unmet customer needs. During 2017 we ran the first study of our innovative Episode of Care Assurance Program (eCAP) that combines our hip and knee implants with PICO and ACTICOAT™ Flex 7 Antimicrobial Barrier Dressings. The first results showed eCAP delivering a 97% decrease in hospital readmission rates following total joint replacement surgery (based on 1,380 joint arthroplasties with only two readmissions, a readmission rate of only 0.145% as compared to published rates of 5.3% or more).

$223m
R&D expenditure

5%
of Group revenue

WHY THIS KPI IS IMPORTANT

Through this KPI we monitor our investment in R&D.

HOW WE PERFORMED

The strong new product portfolio reflects increased investment in R&D and technology acquisitions.

1  O’Leary, D.P. et al, Prophylactic negative pressure dressing use in closed laparotomy wounds following abdominal operations. A randomised, controlled, open-label trial: The PICO Trial. Annals of Surgery, published online 06 December 2016.

2   Smith & Nephew INTERTAN claims brochure “The evidence is in ...”

WORLD-CLASS R&D IN HULL

“Britain is a global leader in medical technology innovation. Partnerships such as this between Smith & Nephew and University of Hull further strengthen our position at the forefront of global medical research and development.”

Emma Hardy MP for Hull West & Hessle

In 2017 we announced a long-term partnership with the University of Hull to create one of the world’s largest Wound Care Research Clusters with the aim of developing scientific insights and innovative treatments.

This includes the creation of eight PhD studentships and a programme of collaboration between Smith & Nephew’s new Hull Research & Development centre and the University’s new Health Campus.

14	OUR BUSINESS & MARKETPLACE	SMITH & NEPHEW ANNUAL REPORT 2017

SIMPLIFY AND IMPROVE OUR OPERATING MODEL

Since 2011 Smith & Nephew has undertaken two successful efficiency programmes that have delivered significant savings and created an integrated Group structure.

As announced with our Third Quarter 2017 Results, we believe that we now have the Group structure to allow us to strengthen our competitive position by driving further opportunities to accelerate performance through better execution, while at the same time realising savings through greater efficiency.

In 2017 we completed our assessment of these opportunities and started to implement a programme called APEX – Accelerating Performance and Execution in early 2018.

APEX is expected to deliver an annualised benefit of $160 million by 2022, with around three-quarters of this expected by 2020, for a cash cost of up to $240 million, of which a charge of around $100 million is expected in 2018.

APEX has three workstreams:

1. MANUFACTURING, WAREHOUSING AND DISTRIBUTION

We have already made significant improvements over the last two years, and see further opportunities to simplify in line with best practices to reduce overall cost, while improving quality and delivery through:

–  A best practice facility footprint with larger manufacturing hubs supported by speciality facilities where appropriate.

–  A product portfolio that meets the needs of our customers and complies with regulations, while minimising cost, complexity and inventory.

–  A supply chain that is streamlined and efficient so that we are positioned to achieve the highest levels of delivery at benchmark cost.

2. GENERAL AND ADMINISTRATIVE (G&A) EXPENSES

We have improved our G&A expense ratio over the last five years, but with our global function structure we are now able to identify additional areas of opportunity to reduce costs and improve service through:

–  Best-in-class Global Business Services that includes a full-spectrum of support services delivered quickly and efficiently, enabling full focus on our customers and business objectives.

–  Service hubs in locations that align to our regional needs and deliver the best value for money.

–  System infrastructure that drives maximum efficiency, including rationalisation of legacy IT systems and adopting a ‘cloud-first’ strategy.

3. COMMERCIAL EFFECTIVENESS

Whilst the commercial opportunities and competitive environment continue to evolve with changing customer expectations, new go-to-market approaches and price pressure, we expect to improve overall productivity and accelerate top line growth through:

–  Increased sales and marketing effectiveness.

–  Selective refinement of structures and territories to meet customer and market demands.

–  Being more responsive to customers’ use of tenders and changing service level demands.

–  More accurate demand forecasting to improve inventory management.

19.6%
Operating Proﬁt Margin

22.0%
Trading Profit Margin[1]

WHY THIS KPI IS IMPORTANT

We use this KPI to track our underlying profit growth and trading profitability.

HOW WE PERFORMED

Trading profit margin was up 20bps, in line with guidance.

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

Based on the preliminary work undertaken when I took over as CFO, we undertook a thorough review of our business over the last few months. Our objective was to look afresh at opportunities to strengthen our competitive position and be more efficient. We have now substantially completed this analysis and begun executing our programmes…”

Chief Financial Officer

A MORE AGILE STRUCTURE

“Based on the preliminary work undertaken when I took over as CFO, we undertook a thorough review of our business over the last few months. Our objective was to look afresh at opportunities to strengthen our competitive position and be more efficient. “We have now substantially completed this analysis and begun executing our programmes…”

Graham Baker Chief Financial Officer

SMITH & NEPHEW ANNUAL REPORT 2017	OUR BUSINESS & MARKETPLACE	15

SUPPLEMENT ORGANIC GROWTH WITH ACQUISITIONS

Whilst our focus in 2017 has been on improving our execution across our existing business, we have made one acquisition and a number of strategic agreements that give us access to new technologies.

In 2017 we acquired Rotation Medical, Inc., the developer of a novel tissue regeneration technology for shoulder rotator cuff repair, for an initial cash consideration of $125 million and up to $85 million over the next five years, contingent on financial performance. Its bioinductive implant is highly complementary to our Sports Medicine portfolio, serving an unmet clinical need and providing a compelling new treatment option for our customers2,3,4.

We signed distribution agreements with Leaf Healthcare, a developer of a unique wireless patient monitoring system for pressure ulcer/injury prevention, and MolecuLight i:XTM, a handheld point-of-care imaging device that uses fluorescence imaging to display potentially harmful concentrations of bacteria in wounds in real-time.

2017 marked the third anniversary of our largest acquisition, ArthroCare. This strengthened our Sports Medicine business, with highly complementary product portfolios and customer relationships. ArthroCare also had a strong pipeline of innovations, many of which have been launched since the acquisition. The ArthroCare acquisition has met all of the three-year targets that we set, many ahead of time.

The Board periodically reviews all acquisitions to evaluate longer-term performance and capture lessons learned to help improve strategy and process. Collectively we are pleased with the performance of the technology and Emerging Markets acquisitions we have made. We continue to seek further opportunities to strengthen our technology and product portfolio and Emerging Markets business.

1    These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

2    Preliminary investigation of a biological augmentation of rotator cuff repairs using a collagen implant: a 2‑year MRI follow-up Bokor, Sonnabend, Deady, Cass, Young, Van Kampen, Arnoczky published in Muscles, Ligaments and Tendons Journal 5(3):144‑150 (2015).

3    Histologic Evaluation of Biopsy Specimens Obtained After Rotator Cuff Repair Augmented With a Highly Porous Collagen Implant Arnoczky, D.V.M., Shariff K. Bishai, D.O., M.S., F.A.O.A.O., Brian Schofield, M.D., Scott Sigman, M.D., Brad D. Bushnell, M.D., M.B.A., Jan Pieter Hommen, M.D., and Craig Van Kampen, Ph.D. Arthroscopy: The Journal of Arthroscopic and Related Surgery, 33(2):278‑283 (2016).

4    Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2‑year MRI follow-up. Bokor, Sonnabend, Deady, Cass, Young, Van Kampen, Arnoczky. Muscles, Ligaments and Tendons Journal 6(1):16‑25 (2016).

ARTHROCARE

In 2014 we acquired ArthroCare for $1.5 billion to strengthen our Sports Medicine business through complementary product portfolios and customer relationships.

$50m+
of additional sales from cross-selling
$85m
of total synergies on trading profit[1] level

WHY THIS KPI IS IMPORTANT

We use this KPI to demonstrate the returns from acquisitions.

HOW WE PERFORMED

ArthroCare has met or exceeded all of the three-year targets, many ahead of time. We achieved both the cost and revenue synergies totalling $85m on a trading profit1 level, and the Return on Invested Capital in year three exceeded our target.

STRENGTHENING SPORTS MEDICINE

“We are proud of the impact our technology has made in healthcare and are excited by the opportunity to reach many more customers and their patients as an integrated part of Smith & Nephew’s extensive Sports Medicine portfolio.”

Martha Shadan Chief Executive Officer, Rotation Medical, Inc.

The bioinductive implant from Rotation Medical, Inc. has shown the ability to heal by inducing the growth of new tendon-like tissue[2,3,4]. With its small sales force, Rotation Medical, Inc. achieved revenue of $17m in 2017.

We expect rapid growth as we roll out the product across our large Sports Medicine sales force, first focusing on the US where the product has FDA approval.

16	OUR BUSINESS & MARKETPLACE	SMITH & NEPHEW ANNUAL REPORT 2017

OUR MARKETPLACE

ATTRACTIVE
LONG-TERM TRENDS

$34 billion
Smith & Nephew’s addressable segment in medical devices[1]
4%
Annual growth rate of Smith & Nephew’s addressable segment[1]

HEALTHY FUNDAMENTALS, BUT COST REMAINS AN ISSUE

According to a study commissioned by the Bill and Melinda Gates Foundation (Lancet, April 2017) global healthcare spend, amounting to c. $9 trillion in 2014, is set to grow at a real rate of c. 3% per annum per capita, reaching c. $16 trillion in 2030 and c. $24 trillion in 2040, representing c. 8% of the global economy.

The medical devices and supplies segment of healthcare is today worth approximately $340 billion per annum. Within that, Smith & Nephew’s addressable segment is approximately $34 billion, growing at around 4% annually.

The main drivers for healthcare demand include demographic shift towards older populations, increases in lifestyle related ailments such as obesity, advances in technology leading to increased scope for treatment, and economic growth increasing the access and demand for healthcare – especially in the Emerging Markets. Additionally, patients increasingly seek to influence the choice of care as they become more and more informed about the range and nature of treatment options available.

Today healthcare expenditure already constitutes a significant share of the overall global economy, especially in developed markets where populations are ageing rapidly. As an example, the share of US GDP spent on healthcare has reached nearly 17% and is set to continue to rise (Lancet, April 2017). As a result, cost and cost control remain the dominant issues across the sector and healthcare systems increasingly shift towards more efficient and effective value-based care.

SHIFT TOWARDS VALUE RATHER THAN VOLUME

The traditional approach to healthcare provision has been symptom and volume (fee-for-service) oriented which – in combination with current demographic trends – has put upward pressure on healthcare costs. In response, stakeholders are increasingly seeking to shift the focus from ‘break-fix’ to a more holistic and value-based approach focused on disease prevention and treatment results (fee-for-outcome).

Healthcare practitioners are no longer the only decision-makers, but are part of larger multi-stakeholder purchasing processes. Economic stakeholders have increasing influence on the purchase process for medical devices. New payment models, such as bundled procedure payments, risk sharing, or quality incentives/penalties, are shifting the focus from clinical utility and safety alone to clinical outcomes and health economic performance, which in turn drives demand for Health Economic and Outcomes Research (HEOR) to demonstrate clinical end economic value.

As an example, the US Centers for Medicare & Medicaid Services (CMS) aims by 2018 to spend 50% of its Medicare fee-for-service payments through alternative payment models and link 90% of its fee-for-service to quality (CMS, Jan 2015).

FOCUS ON LOWERING COSTS AND INCREASING EFFICIENCY

The desire to lower costs and increase efficiency gives rise to several trends including, for example: healthcare providers increasingly seeking to treat patients in outpatient or community settings; the increasing use of digital technologies to ensure that care is as efficient and effective as possible; the acceptance of ‘good enough’ products in some circumstances; and the sector increasingly seeing efforts to cooperate across the value chain. As an example, the UK National Health Service (NHS) is automating data exchange between its institutions and suppliers and has mandated all suppliers to provide pricing information through the Global Data Synchronization Network (GDSN) by October 2018 (NHS, Feb 2016).

SMITH & NEPHEW ANNUAL REPORT 2017	OUR BUSINESS & MARKETPLACE	17

GOVERNMENTS, REGULATIONS & COMPLIANCE

Governments and other public bodies are key stakeholders in our marketplace.

In the US, where healthcare spending is higher as a percentage of GDP than most other countries, politicians and regulators are focused on reducing cost and simplifying the regulatory burden on the industry. Although common ground is hard to find, there is a general consensus that the US healthcare system needs to be restructured.

In 2017, the European Union reached agreement on a new set of Medical Device Regulations which entered into force on 25 May 2017. These have a three-year transition period; therefore will fully apply in EU Member States from 26 May 2020. These regulations will impose tougher requirements of market entry and post market surveillance of medical devices. Although healthcare systems are less costly in Europe than in the US, strained government budgets and demographic challenges are driving an increased focus on value-based healthcare and requirements to demonstrate the value of innovation through evidence. Additionally, some uncertainty exists around the UK’s exit from the European Union where the regulatory impact is not yet clear.

In China, which in recent years has focused on, and succeeded with, increasing access to healthcare, there is a strong focus on compliance and cost control. In 2017 the country introduced the two invoices system which effectively limits length of the supply chain thus increasing transparency and lowering cost to the end consumer. Also in 2017 Chinese regulators initiated a process to lower prices on medical devices. The initial focus of these efforts is on hip implants, drug-eluting stents and implantable cardioverter-defibrillators (ICDs).

The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (FDA) in the USA, the Medicines and Healthcare products Regulatory Agency (MHRA) in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration.

Legislation covering corruption and bribery, such as the UK Bribery Act and the US Foreign Corrupt Practices Act, applies to all our global operations. We, and other companies in the industry, are subject to regular inspections and audits by regulatory agencies and notified bodies, and in some cases remediation activities have required, and will continue to require, significant financial and resource investment.

SEASONALITY

Orthopaedic reconstruction and sports medicine procedures tend to be higher in the winter months when accidents and sports related injuries are highest. Elective procedures tend to slow down in the summer months due to holidays. Due to the nature of our product range, there is little seasonal impact on our Advanced Wound Management franchises.

In the US, out-of-pocket costs for health insurance plans are tied to medical expenses in a calendar year. As a result, households who have reached their deductible (or out-of-pocket) cap may find that accessing care later in the year comes at a lower cost, which can encourage more of them to try and schedule any required treatments or procedures in the final months of any given year.

COMPETITION

Across our franchises we have a number of competitors which differ with respect to both product focus, geographic reach and overall scale. Whereas our key surgical competitors are generally larger and more exposed to the US, our key wound competitors are generally not US centric.

In Orthopaedic Reconstruction and Trauma we are one of four leading players as we compete against Stryker (US), Zimmer Biomet (US) and Johnson & Johnson (US). In Sports Medicine we hold a leading position behind Arthrex, while also competing against the aforementioned companies.

Our Advanced Wound Management business is the second largest in our marketplace. We lead the somewhat fragmented Advanced Wound Care sub-segment alongside Mölnlycke (Sweden). In Advanced Wound Devices we are the primary challenger to US based NWPT incumbent Acelity (US). In Advanced Wound Bioactives our key products lead their respective categories.

MARKET SIZE[1]
$5.5bn	+6%		$8.5bn	+5%		$14.5bn	+2%		$5.5bn	+4%
Sports Medicine[2]			Advanced Wound Management			Hip & Knee Implants (Recon)			Trauma & Extremities

A	SMITH & NEPHEW	22%	A	SMITH & NEPHEW	15%	A	SMITH & NEPHEW	11%	A	SMITH & NEPHEW	9%
B	ARTHREX	32%	B	ACELITY	17%	B	ZIMMER BIOMET	33%	B	DEPUY SYNTHES3	45%
C	DEPUY (MITEK)3	14%	C	MOLNLYCKE	10%	C	DEPUY SYNTHES3	21%	C	STRYKER	26%
D	STRYKER	11%	D	CONVATEC	7%	D	STRYKER	20%	D	ZIMMER BIOMET	11%
E	OTHERS	21%	E	OTHERS	51%	E	OTHERS	15%	E	OTHERS	9%

1   Data used in 2017 estimates generated by Smith & Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes.

2   Representing access, resection and repair products.

3   A division of Johnson & Johnson.

18	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

OUR PRODUCTS

THE PRODUCTS WE
TAKE TO MARKET

Smith & Nephew has nine global product franchises

A	KNEE IMPLANTS	$984m
B	HIP IMPLANTS	$599m
C	TRAUMA & EXTREMITIES	$495m
D	SPORTS MEDICINE JOINT REPAIR	$627m
E	ARTHROSCOPIC ENABLING TECHNOLOGIES	$615m
F	OTHER SURGICAL BUSINESSES	$189m
G	ADVANCED WOUND CARE	$720m
H	ADVANCED WOUND BIOACTIVES	$342m
I	ADVANCED WOUND DEVICES	$194m

KNEE IMPLANTS
2017 revenue
$984m	+6% Reported	+5% Underlying[1]

Smith & Nephew offers an innovative range of products for specialised knee replacement procedures. Knee replacement surgery involves replacing the worn, damaged or diseased portion of a knee with an artificial joint. Every year more than two million patients receive total, partial or revision knee replacements worldwide.

Smith & Nephew’s knee systems include the LEGION/GENESIS II Total Knee System, a comprehensive system designed to allow surgeons to address a wide range of knee procedures, and our JOURNEY II family of Active Knees. The anatomical shape of the JOURNEY II is designed to reproduce normal knee kinematics and thereby delivers improved functional outcomes and high patient satisfaction.

In 2017 we progressed the limited market release of our JOURNEY II XR, an innovative bi-cruciate retaining knee implant, which is designed to retain the anterior and posterior cruciate ligaments (ACL/PCL) and deliver normal perception of movement and muscle control2.

These systems also feature VERILAST™ Technology, our advanced bearing surface. The LEGION Primary Knee with VERILAST Technology has been laboratory-tested to 30 years of simulated wear. While lab testing is not the same as clinical performance, the tests showed significant reduction in wear compared to conventional technologies.

Our knee systems utilise our VISIONAIRE™ Patient-Matched Instrumentation, whereby a patient’s MRI and X-Rays are used to create customised cutting guides that allow the surgeon to achieve optimal alignment of the new implant.

In 2017 we expanded the geographic scope of the ANTHEM Total Knee System, which, alongside the ORTHOMATCH Universal Instrumentation Platform, has been designed to provide a wider market access to affordable knee treatment. ANTHEM is tailored to meet the anatomical needs of patients from Asia, the Middle East, Africa and Latin America and the ORTHOMATCH instrumentation platform reduces weight, footprint and unnecessary cost without compromising on quality or clinical outcomes. In 2017 we expanded the geographic scope of the system which is now available in many markets including India, South Africa, Mexico, Colombia, Chile, Russia and the Middle East. We began the limited market release of a cruciate retaining version in 2017.

In early 2017 we launched the NAVIO Total Knee Arthroplasty (TKA) system, adding to the indications offered on our leading robotics platform. In the fourth quarter, we initiated the limited market release for the NAVIO XR system, which we believe will be a key technology enabler for the JOURNEY II XR knee. The robotics team continues to expand to major geographies such as India, South Africa and Australia. For more information on NAVIO see page 22.

In 2017 performance in this franchise was driven by strong demand for the JOURNEY II Total Knee System supported by growth from the LEGION Revision Knee System and ANTHEM Total Knee System.

1    These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

2    Moro-Oka, Taka-Aki, Marc Muenchinger, Jean Pierre Canciani, and Scott A Banks. ‘Comparing in Vivo Kinematics of Anterior Cruciate-retaining and Posterior Cruciate-retaining Total Knee Arthroplasty’. Knee Surgery, Sports Traumatology, Arthroscopy 15.1. (2007):93:99 Web.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	19

 RENEWING
 ACTIVE LIFESTYLE

Today’s fastest growing segment of knee replacement patients is seeking a return to a more active lifestyle[1]

Traditional knee replacement options don’t meet the need for higher functionality, improved motion or long-term durability[2,3,4,5]. Most significantly, these systems fall short in providing a return to a normal pattern of motion meaning less satisfaction for patients.

For orthopaedic surgeons seeking treatment solutions beyond traditional knee replacements, JOURNEY II Active Knee Solutions have been engineered to empower patients to return to an active lifestyle.

JOURNEY II is a seamless, next generation family of partial and primary knee designs, including a new bi-cruciate retaining JOURNEY II XR. JOURNEY II is intended to restore patients to an unmatched level of function, motion and durability.

HIP IMPLANTS
2017 revenue
$599m	0% Reported	0% Underlying[1]

Smith & Nephew’s Hip Implants franchise offers a range of specialist products for reconstruction of the hip joint. This may be necessary due to conditions such as arthritis causing persistent pain and/or as a result of hip fracture. Every year more than two million patients worldwide undergo total, resurfacing and revision hip replacement procedures.

For Hip Implants, Smith & Nephew has developed a range of primary hip systems. Core systems include the ANTHOLOGY™ Hip System, SYNERGY™ Hip System, the POLARSTEM Femoral Hip System, the R3 Acetabular System and the POLARCUP™ Dual Mobility Hip System. This diversity exemplifies our commitment to providing surgeons with implant and instrumentation options that meet the specific demands of their patients and preferred surgical approach, most notably the direct anterior or posterolateral approach.

We also market the BIRMINGHAM HIP Resurfacing (BHR) System, an important option for surgeons treating suitable patients.

Smith & Nephew’s portfolio also includes the REDAPT Revision Femoral System.

The need to perform a revision can occur for a variety of reasons including infection, dislocation, or failure of the implants to achieve biologic fixation. REDAPT is designed to turn such complex hip revisions into efficient, reproducible surgeries, allowing surgeons to effectively recreate a patient’s unique functionality, while quickly and easily addressing issues such as poor bone quality.

The REDAPT Revision Femoral System comprises a monolithic stem and a Fully Porous Shell. A Fully Porous Acetabular Cup with CONCELOC™ Technology was introduced in 2016. To allow ingrowth, an additive, or 3D printing, manufacturing process is used to produce an entirely porous implant that mimics the structure of cancellous bone. The 3D printing method allows for complex design geometries that would be difficult, expensive or impossible to achieve with traditional manufacturing methods. For example, solid reinforcements can be built directly into the porous structure to provide extra strength in precise locations.

In 2017 we introduced a number of REDAPT Augments to be used in conjunction with the fully porous shell which will allow surgeons to treat more difficult acetabular revisions.

In 2017 performance in this franchise was better in the second half of the year, driven by new REDAPT Revision and POLARSTEM Cementless Stem systems.

1    These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

RENEWING ACTIVE LIFESTYLE

1     US Department of Health and Human Services Agency (HHSA) for Healthcare Research and Quality (AHRQ) Knee Replacements Up Dramatically Among Adults 45 to 64 Years Old. AHRQ News and Numbers, November 3, 2011. Agency for Healthcare Research and Quality, Rockville, MD.

2     Phil Noble et al; Does total knee replacement restore normal knee function? 2005; CORR. (431): 157‑65.

3     Huch K, Müller KA, Stürmer T, Brenner H, Puhl W, Günther KP. Sports activities 5 years after total knee or hip arthroplasty: the Ulm Osteoarthritis Study. Ann Rheum Dis. 2005 Dec; 64 (12):1715‑20.

4     Comparing patient outcomes after THA and TKA: is there a difference? Bourne RB, Chesworth B, Davis A, Mahomed N, Charron K. Clin Orthop Relat Res. 2010 Feb; 468(2):542‑6. Epub 2009 Sep 4.

5     Functional comparison of posterior cruciate-retained versus cruciate-sacrificed total knee arthroplasty. Dorr LD, Ochsner JL, Gronley J, Perry J. Clin Orthop Relat Res. 1988 Nov; (236):36.

20	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

TRAUMA & EXTREMITIES
2017 revenue
$495m	+4% Reported	+4% Underlying[1]

Our Trauma & Extremities franchise supports healthcare professionals by pioneering solutions for surgeons to stabilise severe fractures, correct bone deformities, treat arthritis, and heal soft tissue complications.

For Trauma, the principal internal fixation products are the TRIGEN family of intramedullary (IM) nails (TRIGEN META-NAIL System, TRIGEN Humeral Nail System and TRIGEN INTERTAN), EVOS™ Plating System and the PERI-LOC™ Plating System. In 2016 we unveiled new evidence showing that the TRIGEN INTERTAN hip fracture system allows patients to experience lower risk of implant failure and re-operation; faster time to fracture union; and a high return to pre-fracture status2.

The EVOS Mini Fragment Plate and Screw System is a dedicated Trauma mini fragment system. This is a stainless steel highly versatile system with a multitude of plate geometries and longer screw lengths than standard mini fragment systems. In 2017, we introduced the EVOS Small Fragment system for lower extremity fractures and general trauma utilisation. This new system features more points of fixation and greater breadth of plate options. EVOS Small takes an evolutionary approach to simplifying and unifying small fragment plating systems.

For extremities and limb restoration, we offer the TAYLOR SPATIAL FRAME™ Circular Fixation System as well as a range of plates, screws, arthroscopes, instrumentation, resection and suture anchor products including foot and ankle and hand and wrist specialists. In addition, we introduced INVISIKNOT™, a unique syndesmotic fixation device for the ankle.

2017 saw the global launch of the ATLAS™ Hip Fracture Nail in South Africa and India. It is the first Smith & Nephew nail specifically designed for the Emerging Markets.

In 2017 performance in this franchise was driven by growth from our TRIGEN INTERTAN hip fracture system where new clinical evidence continued to support increased uptake.

1     These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

2     Smith & Nephew INTERTAN claims brochure “The evidence is in ...”

SPORTS MEDICINE JOINT REPAIR
2017 revenue
$627m	+7% Reported	+6% Underlying1

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

Key products for knee repair include the FAST-FIX™ family of meniscal repair systems, the ENDOBUTTON™ and ULTRABUTTON™ fixed and adjustable loop devices for knee ligament reconstruction, BIOSURE™ interference screws for ligament procedures, and CARGELTM for the repair of articular cartilage.

 FIRST AND ONLY

First and only bi-cruciate retaining robotics application

2017 saw the world’s first robotics-assisted bi-cruciate retaining total knee replacement procedures, utilising our NAVIO robotics-assisted surgical system and the JOURNEY II XR bi-cruciate retaining total knee system.

The JOURNEY II XR has the potential to deliver the best possible outcome for the surgeon and patient through the preservation of important anatomical structures such as the Anterior Cruciate Ligament (ACL). The NAVIO robotics-assisted surgical system enables accurate tibial implant placement to deliver a more reproducible surgical technique. We are proud to be the only company to offer the unique combination of NAVIO robotics-assistance and the JOURNEY II XR Knee System.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	21

For shoulder, Smith & Nephew markets a suite of products for Rotator Cuff Repair (RCR), one of the most common sports medicine procedures. These include ULTRATAPE™, a suture that provides greater tendon-to-bone contact when compared to traditional #2 suture and may enhance repair2, FIRSTPASS™ ST, a sterile-packaged retrograde suture passer that eliminates the steps of loading and unloading needles and cartridges; MULTIFIX™ S, an all-PEEK knotless screw-in anchor; and HEALICOIL™, a family of suture anchors featuring open architecture that allows new bone to fill the fenestrations between screw threads. All these products can be used together or in conjunction with other existing products from the Smith & Nephew portfolio in a single procedure, significantly expanding the breadth of our RCR Solutions.

In 2017 we acquired Rotation Medical, Inc., the developer of a novel tissue regeneration technology for RCR, for an initial cash consideration of $125 million and up to $85 million over the next five years, contingent on financial performance. The Rotation Medical Rotator Cuff System incorporates a breakthrough technology and technique that balances biomechanics and biology to enhance the body’s natural healing response, helping tendons heal by inducing growth of new tendon-like tissue4,5,6. Rotation Medical is highly complementary to our Sports Medicine portfolio, serving an unmet clinical need and providing a compelling new treatment option for our customers.

The Smith & Nephew joint repair portfolio includes two next-generation anchors made of soft, all-suture material – Q-FIX™ and SUTUREFIX™. The Q-FIX All-Suture Anchor is ideal for a variety of arthroscopic shoulder and hip repairs, offering fixation performance superior to commonly used all-suture anchors and traditional anchors7,8. The SUTUREFIX Ultra anchor is an attractive option for procedures in which anatomic space is very limited9 while still delivering high fixation strength10,11,12.

Smith & Nephew offers joint repair implants made from REGENESORB™, including versions of the HEALICOIL™ suture anchors for shoulder repair and BIOSURE™ interference screws for knee repair. REGENESORB™ is an advanced biocomposite material shown to be absorbed and completely replaced by bone within 24 months in pre-clinical studies13,14.

Smith & Nephew supports specific joint repair procedures for shoulder, knee and hip with a line of instruments, positioners and holders, including SPIDER2™/T-MAX procedure-enabling limb positioning systems and ACUFEX™ Hand Held Instruments.

In 2017 performance in this franchise was driven by strong demand for our leading shoulder repair portfolio.

ARTHROSCOPIC ENABLING TECHNOLOGY
2017 revenue
$615m	-3% Reported	-3% Underlying[1]

Our Arthroscopic Enabling Technologies (AET) franchise includes high definition imaging solutions, industry leading energy based and mechanical resection platforms, and fluid management and access portfolios.

AET platforms work in concert to facilitate access to various joint spaces, visualise the patient’s anatomy, resect degenerated or damaged tissue and prepare the joint for a soft tissue repair. Products in this franchise are often used in conjunction with products from our Sports Medicine Joint Repair franchise.

Key AET products include the LENS™ Integrated visualisation system which provides outstanding image quality and functionality in a simple three-in-one Console (CCU, LED Light Source and Image Management System), Camera Head and iPad application.

We also offer the WEREWOLF and QUANTUM™ 2 COBLATION™ controllers and a wide range of high performance COBLATION Technology radio frequency (RF) wands to precisely ablate, resect and coagulate soft tissue and enable haemostasis of blood vessels.

The WEREWOLF COBLATION System is the latest innovation in our market-leading COBLATION technology. Featuring an all new controller and designed to support a broad variety of wands, WEREWOLF delivers an unparalleled range of performance capabilities and advanced safety features – WEREWOLF carries broad indications across Sports Medicine.

DYONICS™ Shaver blades provide superior resection due to their sharpness and reduce clogging with their debris evacuation capabilities, GoFLO™ and Double® Pump RF fluid management consoles expand the joint space while providing haemostasis and maintaining the saline environment necessary to perform arthroscopic procedures.

Within an operating room, our AET products are typically kept together in an arthroscopic tower, often comprising a visualisation or camera system, COBLATION or energy based resection controllers, mechanical resection or blade controllers and fluid management or pump components. Because of the strong link between the arthroscopic tower and consumables, we will showcase our industry leading tower components, such as LENS, COBLATION and DYONICS shaver blades, when selling the broader Sports Medicine portfolio.

In 2017 performance in this franchise was impacted by continued softness in mechanical resection and the legacy RF technology during the year. Our new LENS visualisation system and WEREWOLF COBLATION system are growing in share within our portfolio and we expect a gradual improvement in 2018.

1    These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

2    Shive, M., MD, et al. BST-CarGel Treatment Maintains Cartilage Repair Superiority over Microfracture at 5 Years in a Multicenter Randomized Controlled Trial. Cartilage 2015; Vol 6(2) 62‑72.

3    Potter L, Moore C. Increased contact area utilizing the ULTRATAPE Suture for rotator cuff repair. Bone&JointScience: Our Innovation in Focus. 2014;4(3):1‑4. Lit no: 02056.

4    Preliminary investigation of a biological augmentation of rotator cuff repairs using a collagen implant: a 2‑year MRI follow-up Bokor, Sonnabend, Deady, Cass, Young, Van Kampen, Arnoczky published in Muscles, Ligaments and Tendons Journal 5(3):144‑150 (2015).

5    Histologic Evaluation of Biopsy Specimens Obtained After Rotator Cuff Repair Augmented With a Highly Porous Collagen Implant Arnoczky, D.V.M., Shariff K. Bishai, D.O., M.S., F.A.O.A.O., Brian Schofield, M.D., Scott Sigman, M.D., Brad D. Bushnell, M.D., M.B.A., Jan Pieter Hommen, M.D., and Craig Van Kampen, Ph.D. Arthroscopy: The Journal of Arthroscopic and Related Surgery, 33(2):278‑283 (2016).

6    Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2‑year MRI follow-up. Bokor, Sonnabend, Deady, Cass, Young, Van Kampen, Arnoczky. Muscles, Ligaments and Tendons Journal 6(1):16‑25 (2016).

7    ArthroCare Report #P/N 54231‑01 Rev. A; ArthroCare Report #P/N 49193‑01 Rev. A; ArthroCare Report #P/N 51963‑01 Rev. A.

8    Douglass NP, Behn AW, Safran MR. Cyclic and Load to Failure Properties of All-Suture Anchors in Synthetic Acetabular and Glenoid Cancellous Bone. Arthroscopy (26 January 2017).

9    Smith & Nephew Evaluation Reports 15002113, 15002112, 15002117.

10  Smith & Nephew 2011. Validation REPORT ULTRABRAID II SUTURE – BIOCOMPATIBILITY – 15001076.

11  Smith & Nephew 2013. Competitive Claims REPORT, SutureFix – 15002059.

12  Smith & Nephew 2013. Validation REPORT, Hip Suturefix XL – 15001076.

13  Data on File, Smith & Nephew report 15000897.

14  Results of in vivo simulation have not been shown to quantitatively predict clinical performance.

22	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

OTHER SURGICAL BUSINESSES
2017 revenue
$189m	-11% Reported[2]	+7% Underlying[1]

The Other Surgical Businesses franchise includes our Ear, Nose & Throat (ENT) business and the NAVIO robotic surgical business, acquired at the start of 2016.

In ENT we offer surgeons a wide variety of market leading technologies to address some of the most common pathologies in otolaryngology. Our COBLATION technology has been used to remove tonsils and adenoids for over 15 years and is preferred by surgeons and patients for its ability to remove tissue at low temperatures with minimal damage to surrounding tissue.

With its ease of use and strong clinical history, COBLATION Technology is also marketed for use in turbinate and laryngeal procedures.

Our RAPID RHINO™ Carboxymethylcellulose (CMC) Technology is featured in both dissolvable and removable nasal and sinus dressings and epistaxis treatment products. When mixed with water, CMC forms a cushioning gel that naturally drains from the body after several days and supports healing by maintaining a moist physical environment.

The NAVIO Surgical System is a next generation handheld robotics platform designed to aid surgeons with implant alignment, ligament balancing and bone preparation. Furthermore, the NAVIO robotics-assisted system does not require a preoperative image, such as a CT scan. This allows patients to receive the benefits of robotics-assistance without the extra steps, costs and radiation associated with additional preoperative imaging.

In 2017 we successfully expanded the NAVIO platform into total knees, which comprise 80% of all knee replacement surgeries globally. The total knee arthroplasty (TKA) application supports Smith & Nephew’s JOURNEY II, LEGION Primary and GENESIS II Total Knee Systems.

Also during 2017 surgeons completed the world’s first robotics-assisted bi-cruciate retaining total knee replacement procedures. With this launch, NAVIO now offers both partial and total knee options that include the first and only robotics-assisted bi-cruciate retaining knee procedure, commercially available today.

In 2017 performance in this franchise was driven by the Ear, Nose & Throat business and continued demand for our hand-held robotics NAVIO Surgical System including the new Total Knee Application. The decline in reported revenues reflects the impact of the disposal of the Gynaecology business in 2016.

ADVANCED WOUND CARE
2017 revenue
$720m	0% Reported	0% Underlying[1]

The Advanced Wound Care (AWC) franchise consists of several groups of brands, including exudate management, infection management and our cornerstone range of products.

Exudate management products focus on providing appropriate wound fluid absorption and evaporation properties to promote an optimal wound healing environment. This will reduce the burden a wound has on the patients and help them to get on with their lives and at the same time diminish costs for materials and nursing time.

Our key growth brand in this space is ALLEVYN LIFE, an innovative dressing designed to improve the quality of life for patients with chronic wounds, as well as helping healthcare professionals reduce the costs of frequent dressing changes. Further research was published in 2017, with a Randomised Controlled Trial (RCT) showing how the use of ALLEVYN LIFE, when combined with standard care, reduced the rate of pressure ulcers in the sacrum by 71%3.

Silver and iodine drive our infection management portfolio.

Our silver-based products (ACTICOAT, DURAFIBER™ Ag and ALLEVYN Ag) provide clinicians with a range of solutions to address individual patient needs in managing wound infection. ACTICOAT is well positioned to address the need for highly effective, fast-acting local antimicrobials in the care of serious infection on a wide range of wounds, including surgical incisions and chronic wounds.

Our cadexomer iodine based product, IODOSORB™, has a unique mode of action to deliver low level, slow release elemental iodine without cytotoxic effects and effectively eradicates biofilms. A recent expert consensus showed biofilms contribute to the delay in healing of chronic wounds4.

Smith & Nephew’s cornerstone range offers a wide selection of wound care products, which means we have one of the most comprehensive ranges of wound care solutions in the industry. These products include our film and post-operative dressings, skincare products and gels.

OPSITE™ is one of our most pioneering products and has become the global standard of care in post-operative dressings. IV3000™, a specialist premium dressing for intravenous lines, continues to perform well. PROSHIELD™ & SECURA™ are proven preventative skin care products which help maintain and protect skin integrity.

In 2017 performance in this franchise was impacted by softer market conditions in Europe, which offset strong growth in the US.

1   These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

2   Reflects reduction in revenue following sale of Gynaecology business in 2016 (2016 Gynaecology revenue: $37m).

3    Forni C., D’Alessandro F., Gallerani P., Genco R., Bolzon A,, Bombino C., Mini S., Rocchegiani L., Notarnicola T., Vitullia A., Amodeo A., Celli G. Effectiveness of Using a New Polyurethane Foam Multi-layer Dressing in the Sacral Area to Prevent the Onset of Pressure Ulcer in the Elderly with Hip Fractures. Poster presented at EPUAP 2017.

4    Schultz G., Bjarnsholt T., James G. A., Leaper D. J., McBain A. J., Malone M., Stoodley P., Swanson T., Tachi M., Wolcott R. D. for the Global Wound Biofilm Expert Panel. Consensus guidelines for the identification and treatment of biofilms in chronic non-healing wounds International Journal of Tissue Repair and Regeneration (in press).

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	23

 OWN  THE DISEASE

Helping customers get closer to zero...

Smith & Nephew supports healthcare professionals in reducing the human and economic cost of wounds through pioneering solutions that improve outcomes and at the same time conserve resources for health systems. Our aim is to help our customers get closer to zero surgical site complications, pressure ulcer incidence, delay in wound healing, diabetic foot amputations, and waste of healthcare. Customer insights have confirmed the need to augment our treatment offering with solutions that support the clinician in making informed decisions and achieving consistency of practice.

In 2017 we entered two distribution relationships for innovative products in the Pressure Ulcer Prevention and Infection Management categories – Leaf and MolecuLight i:X – which extended our solutions beyond treatment options.

LEAF

An estimated 2.5 million pressure ulcers/injuries are treated each year in US acute care facilities alone[1], with the cost to treat a single full thickness pressure ulcer/injury as high as $70,000[2] and an estimated annual burden of $11 billion[3]. Proven prevention strategies focus on protecting vulnerable areas, maintaining skin integrity and consistent offloading through patient turning.

However, despite the best efforts, maintaining these schedules with a consistent execution is often difficult. In particular, turning regimes for patients at high risk can be difficult to adhere to, going against the latest best practice guidance. The Leaf Patient monitoring system is a patient worn wireless sensor which monitors the patient’s position. The constant processing of the positional data facilitates real time alerts to patient needs and turning schedules. This data can help reduce the incidence of hospital-acquired pressure injuries and help improve operational efficiency as part of a full protocol of care.

In an independently conducted RCT[4] evaluating optimal patient turning, Leaf induced a 43% relative increase in turning protocol compliance in high-risk patients. Patients treated with Leaf were 73% less likely to develop a pressure injury.

MOLECULIGHT i:X

Currently wound assessments are made with the naked eye which can lack the accuracy required to most effectively guide clinical decision making.[5] Using fluorescence, MolecuLight i:X quickly, safely, and easily visualises potentially harmful bacteria[6,7,8] in wounds which may otherwise lack signs or symptoms of infection. It enhances a clinician’s ability to choose the right therapy, at the right time for their patient[6,7] and can help to guide wound sampling and debridement[6,9,10], monitor wound progression[7,8], improve patient engagement[5,9] and simplify wound documentation[6].

Clinical data from wound assessments demonstrates that incorporating the MolecuLight i:X into standard of care facilitated more objective medical decision making and led to up to nine times faster wound healing[6] and 54% more accurate swabbing.[11] MolecuLight i:X is not yet available in the US.

1    Sen et al. Wound Rep Reg 2009. 17:763‑771.

2    Reddy et al. Preventing Pressure Ulcers: A Systematic Review. JAMA, August 23/30 2006 Vol 296, No 8 (Reprinted).

3    Russo et al. Hospitalizations Related to Pressure Ulcers, 2006. HCUP Statistical Brief #64. December 2008.  Agency for Healthcare Research and Quality, Rockville, MD. http://www.hcup-us.ahrq.gov/reports/statbriefs/sb64.pdf.

4    Pickham D. et al. Effect of a wearable patient sensor on care delivery for preventing pressure injuries in acutely ill adults: A pragmatic randomized clinical trial (LS-HAPI study). International Journal of Nursing Studies 80 (2018) 12–19.

5    Hoeflok J et al. Pilot clinical evaluation of surgical site infections with a novel handheld fluorescence imaging device. Proceedings of the Annual Military Health System Research Symposium (MHSRS); 2014 Aug 18–21; Fort Lauderdale, FL.

6    DaCosta RS et al. Point-of-care autofluorescence imaging for real-time sampling and treatment guidance of bioburden in chronic wounds: first-in-human results. PLoS One. 2015 Mar 19;10(3).

7    MolecuLight Inc. PN 1189 MolecuLight i:X User Manual. 2016.

8    MolecuLight Inc. Case Study 0051 Track Wound Size and Bacterial Presence with the MolecuLight i:X. 2016.

9    Raizman R. Point-of-care fluorescence imaging device guides care and patient education in obese patients with surgical site infections. Presented at: CAWC 2016. Proceedings of the Annual Canadian Association of Wound Care Conference (CAWC); 2016 Nov 3‑6, Niagara Falls, ON.

10  Raizman R. Fluorescence imaging positively predicts bacterial presence and guides wound cleaning and patient education in a series of pilonidal sinus patients. Proceedings of the Annual Wounds UK Conference; 2016 Nov 14‑16; Harrogate, UK.

11  Ottolino-Perry K et al. Improved detection of wound bacteria using fluorescence image guided wound sampling in diabetic foot ulcers. Int Wound J. 2017 Feb 28. doi: 10.1111/iwj.12717.

24	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

ADVANCED WOUND BIOACTIVES
2017 revenue
$342m	0% Reported	0% Underlying[1]

Our Advanced Wound Bioactives (AWB) franchise focuses on the commercialisation of novel, topical biologic and skin substitute products that provide a unique approach to debridement, dermal repair and tissue regeneration.

Currently, our AWB portfolio includes Collagenase SANTYL Ointment (the only FDA-approved biologic enzymatic debriding agent for chronic dermal ulcers and severe burns), OASIS® Wound Matrix and Ultra Tri-Layer Matrix (naturally-derived, extracellular matrix replacement products indicated for the management of both chronic and traumatic wounds) and REGRANEX® (becaplermin) Gel 0.01% (an FDA-approved platelet-derived growth factor for the treatment of lower extremity diabetic neuropathic ulcers).

Our most significant product by sales is SANTYL Ointment, which plays an integral role in removing necrotic or dead tissue in chronic dermal ulcers (such as pressure ulcers, diabetic ulcers, and venous ulcers) and severely burned patients.

SANTYL Ointment is often considered as the reference debridement product, especially in the hospital and nursing home markets. Additionally, in 2017 we continued to see growth in the use of SANTYL Ointment by office-based physicians and have been able to stabilise the nursing home market.

We continue to focus on further establishing the value of SANTYL Ointment in treating patients. We are also working to lower overall treatment costs, improve outcomes and patient satisfaction, and further educate physicians, patients, and payers on the critical role that SANTYL Ointment plays in moving patients forward through the healing process.

The wound bioactives market growth continues to be impacted by changes in the reimbursement landscape that are driving increases in out-of-pocket expenses for patients and access in general across all sites of care.

The US is the largest market and represents the current focus for our AWB franchise. SANTYL Ointment is also available in Canada. OASIS is accessible in a number of other Established Markets.

In 2017 performance in this franchise reflected SANTYL returning to growth in the second half of the year as it benefited from new analysis of its effectiveness in advancing pressure ulcers through the healing process offset by the reimbursement environment for OASIS which remained a headwind, as expected.

ADVANCED WOUND DEVICES
2017 revenue
$194m	+13% Reported	+13% Underlying[1]

Our Advanced Wound Devices (AWD) franchise is comprised of our Negative Pressure Wound Therapy (NPWT) and surgical debridement businesses.

The PICO system, our pioneering single-use, canister-free NPWT solution brings the effectiveness of traditional NPWT in a modern, small portable system2. It is designed for both open wounds such as pressure ulcers and closed incisions and leverages our leading dressing technology.

In 2017 the evidence base supporting PICO in our target surgical indications continued to build. A Level 1 meta-analysis containing 10 Randomised Controlled Trials and 1,863 patients demonstrated significant reduction in surgical site infections (58% reduction, p<0.0001), significant reduction in dehiscence (26% reduction, p<0.01) and significant reduction in length of stay (0.47 days reduction, p<0.0001)3. This summation of the evidence demonstrates the positive impact PICO is having on patient outcomes and system costs.

For our traditional NPWT system, RENASYS™, evidence was published demonstrating the effectiveness in the treatment of challenging wounds and its compatibility with ACTICOAT, where high bacterial burden is impacting wound progression4.

This franchise also includes the VERSAJET™ Hydrosurgery system, a surgical debridement device used by surgeons to excise and evacuate non-viable tissue, bacteria and contaminants from wounds, burns and soft tissue injuries.

In 2017 performance in this franchise was led by PICO, which continued to perform strongly across the year.

1    These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

2    Hurd, T., et al. Use of a portable, single use, negative pressure wound therapy device in home care patients with low to moderately exuding wounds. A case series. Ostomy Wound Management. March 2014. Vol.60. Issue 3.

3    V. Strugala & R. Martin, Meta-analysis of comparative trials evaluating a prophylactic single-use negative pressure wound therapy system for the prevention of surgical site complications. Surgical Infections (2017). DOI 10.1089/sur.2017.156.

4    Hurd, T., et al. A Retrospective Comparison of the Performance of Two Negative Pressure Wound Therapy Systems in the Management of Wounds of Mixed Etiology. Adv Wound Care (New Rochelle). 2017 Jan 1;6(1):33–37.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	25

OUR RESOURCES

THE RESOURCES WE NEED TO DELIVER OUR PRODUCTS

OUR PEOPLE

Engaging, developing and retaining our more than 15,000 employees is important to us and we work hard to be a great place to work as well as a responsible corporate citizen.

  SEE OPPOSITE

RESEARCH & DEVELOPMENT

Innovation is part of our culture and we invest 5% of our revenue to develop new products that will help to improve patients’ lives.

MANUFACTURING & QUALITY

We operate our global manufacturing efficiently, and to the highest possible standards, to ensure product quality at competitive pricing.

SALES & MARKETING

We support our customers in over 100 countries. Our commercial teams are highly specialised with an in-depth knowledge across the full range of product franchises.

ETHICS & COMPLIANCE

We are committed to doing business the right way and apply strict business principles to the way we deal with our customers and partners.

TRAINING & EDUCATION

Every year, thousands of healthcare professionals attend our training courses around the world. Education is fundamental to how we support our customers.

 OUR
 PEOPLE

WE ARE PIONEERS WITH A PURPOSE

Smith & Nephew is a company of pioneers, extending access to advanced medical technologies and enabling better outcomes for patients globally. We’ve been doing this since 1856.

From our beginnings as a small family pharmacy in Hull, England, we have grown in size and scope. Over the past six years, we have fundamentally changed the structure of our Company, creating greater alignment and presenting one face to our customers. We have brought pioneering products and technologies to market, such as JOURNEY II and PICO, and have successfully completed many significant acquisitions, widening our customer base around the world.

We are proud of the work we do and share a mission to support healthcare professionals in their daily efforts to improve the lives of their patients. We achieve this by working together to deliver our strategic priorities.

Every employee has a role in our success, and so it is crucial that all employees feel engaged in their work and know its importance. We start each year by setting clear and measurable objectives based on our strategy scorecard.

The personal objectives of the Chief Executive Officer are cascaded through the organisation, with each employee setting aligned objectives according to his or her role.

Through this process, each employee can clearly see how their efforts contribute to the overall success of the business, which drives execution, accountability and engagement.

This engagement is measured through a biennial Global Employee Survey using the Great Place to Work Trust Index. In 2017, 88% of our global employees participated in this survey, providing meaningful results that have driven actions for improvement. We track our progress against these actions using regular pulse surveys.

In 2017 we raised our overall Trust Index score by five percentage points, to 67%, meeting our target for improvement. We achieved Great Place to Work recognition in a further five countries, ahead of our target of two more. In total we have received recognition in nine countries.

In addition to the Trust Index, we have implemented a culture dashboard which includes key metrics such as employee retention, business performance and feedback from new hires. The foundation of this dashboard is our values: to Perform, Innovate and Earn Trust. It provides a clear framework for our senior leaders to track progress and identify areas for additional focus, action or reinforcement.

CELEBRATING EXCELLENCE

The CEO Awards salute employees at all levels who make outstanding contributions for the benefit of Smith & Nephew.

In 2017 Lorraine Belleville, a Packaging Operator and Team Coordinator at our Mansfield facility in the US, was recognised for her significant contributions to Mansfield’s improvement of ‘Finished Goods’ production by nearly 30% since 2016. Lorraine took initiatives to improve the flow of work at the facility by introducing important tools such as a tracking scheme, daily production sheet and visual management.

26	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

WE ENCOURAGE AND REWARD HIGH PERFORMANCE

We set ambitious targets and we achieve them by creating a sense of purpose and urgency. While achievement of these targets is crucial, our Performance Management Process measures not only what was achieved, but also that the behaviours displayed in doing so match our core values.

Smith & Nephew’s compensation philosophy is to pay for performance. This means compensating employees for sustained performance that helps deliver timely and tangible results to drive the business forward. By following this philosophy we have found that we not only attract, retain, and motivate talent, but it also helps drive better business results and provides an equitable work environment. We are Living Wage Accredited in the UK, voluntarily paying above the government required minimum as we believe employees should receive fair compensation for the work they do.

The Company’s ‘Going the Extra Mile’ global employee recognition programme is used by executives, managers and employees alike to recognise and reward performance and our corporate values.

We are committed to working with employees to develop each individual’s talents, skills and abilities.

Employee advancement is merit-based, reflecting performance as well as demonstration of core competencies which include our values, with an emphasis on ethics and integrity. We prioritise the development and promotion of existing employees whenever possible. Each year Smith & Nephew conducts a comprehensive global development and capability review process to identify high potential employees and ensure they have well defined career development plans. The Board reviews succession plans for key executive roles and such plans are in place for other critical positions across our business.

In 2017, we added to our development programme three new opportunities: Leadership Edge, Pioneer and Continuous Learning Journeys. In 2017, 560 employees have participated in these programmes. These are designed to embed and enhance essential leadership skills for new and experienced managers, respectively through a combination of guided and self-service learning tools. Our ‘myLearning’ self-directed online learning portal was nominated for a Learning Technologies Award for the ‘Best Online Distance Learning Programme’ this year.

Employees are provided with opportunities to develop their skills and career through new assignments and on the job experiences.

 BUILDING A  LEADERSHIP CAREER

Laura Whitsitt has built a leadership career at Smith & Nephew.

Laura Whitsitt began her career at Smith & Nephew as an intern in product development. Thirty years later and now Senior Vice President of Research & Development for Orthopaedics, Laura says she still sees opportunities for growth and development. “I am often asked why I have stayed at the same company for so long. It’s important to me to learn and grow and be challenged, and I’ve always had those opportunities at Smith & Nephew.”

In the male-dominated industry of orthopaedics, Laura says she has always felt respected for her expertise. Among the highlights of her career is designing the Company’s first and only spinal systems and managing them through to successful launch.

Far from a barrier, Laura believes her perspective as a female leader has worked in her favour, and has added value. “As a woman I bring a different viewpoint to the table, and that’s especially important in R&D,” she says.

Laura says she has seen real progress over her career in adding more female leaders to the ranks at Smith & Nephew, but there is more to do. “Mentoring has been very valuable, and I have certainly seen a positive change in the number of females in managerial roles. The more diversity we have at higher levels of the Company, the more momentum we have to build on.”

NUMBER OF EMPLOYEES[1] 2017
15,933	59%	41%
Total employees	Male	Female
804	74%	26%
Senior managers[2] and above	Male	Female
12	75%	25%
Board of directors	Male	Female

1    Number of employees at 31 December including part time employees and employees on leave of absence.

2    Senior managers and above includes all employees classed as Directors, Senior Directors, Vice Presidents and Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	27

WE FOSTER AND EMBRACE DIVERSITY OF EXPERIENCE, BACKGROUND AND IDEAS

Smith & Nephew’s global diversity and inclusion programme, called ‘Valuing Difference’, is designed to highlight the value of bringing different ideas and perspectives in from our work and personal experiences. Through storytelling and manager tools and discussion guides, the programme encourages open dialogue and an appreciation of the benefits of diverse teams.

We believe that diversity fuels innovation and are committed to employment practices based on equality of opportunity and the ability of the person to perform the essential functions of the job, regardless of colour, creed, race, national origin, sex, age, marital status, sexual orientation or mental or physical disability.

When we recognise and appreciate these differences, they can help us better reflect the wide range of cultures, customers, and patients we serve, so we can better meet their needs and be a better business – thereby building credibility with all. Diversity is regarded as an asset and it is further guarded by our global policies regarding ‘Diversity and Inclusion’ and ‘Respectful Workplace’.

Our Valuing Difference Programme is sponsored by Chief Executive Officer Olivier Bohuon, and Steering Committee members include our Chief Human Resources Officer, Members of the Executive Committee and Regional Presidents. Together, the committee agrees the strategy which is then executed at the regional and country-level in order to have the greatest possible impact.

Local diversity councils meet regularly and work to translate strategy to local needs, execute specific actions and share best practice.

An example of a Valuing Difference Initiative is the ‘Elevate’ programme, which was attended by more than 275 female professionals in 2017. Elevate is specifically designed to develop our female leaders and includes a mix of skill development and motivational support. The programme has been highly successful, with the majority of participants stating they prioritise making time to attend the monthly webinar sessions and more than one-third promoted or changed roles in the past year.

Gender diversity and equity are important areas of focus for us. Our goal is to have 33% women in senior management positions by 2020, in accordance with best practice as defined in the Hampton Alexander Report. Currently just over a quarter of senior management roles are held by women, in line with the FTSE100 average as defined by the 2017 Hampton Alexander Review. We are also committed to ensuring that our performance management and associated rewards are equitable and free from any unconscious gender bias. The UK government has introduced a requirement that all employers publish their gender pay ratio in the UK by 4 April 2018, which we will do on our website.

We recruit, employ and promote employees on the sole basis of the qualifications and abilities needed for the work to be performed. We do not tolerate discrimination on any grounds and provide equal opportunity based on merit. We do not use any form of forced, compulsory or child labour. We support the Universal Declaration of Human Rights of the United Nations. This means we respect the human rights, dignity and privacy of the individual and the right of employees to freedom of association, freedom of expression and the right to be heard. As a global medical technology business, Smith & Nephew recognises that we have a responsibility to take a robust approach to preventing slavery and human trafficking. Smith & Nephew is committed to preventing slavery and human trafficking in its corporate activities, and its supply chains. Our full policy on preventing slavery is available on our website.

WE DO THE RIGHT THING EVEN WHEN NO ONE IS WATCHING

All employees receive our Code of Conduct and Business Principles when they join the Company, and renew their training and commitment to the Code on an annual basis.

Smith & Nephew’s Global Compliance Programme not only helps our businesses comply with laws and regulations, but also creates the culture of trust we deem essential to our success. Our comprehensive programme includes: Board and executive oversight committees; global policies and procedures; on-boarding and annual training for employees and managers; training for third-party sellers; monitoring and auditing processes; and reporting channels and recognition for demonstrating our values. Annual training is required of all employees and any stakeholders who represent Smith & Nephew.

Through our global intranet, we provide resources and tools to guide employees to make decisions that comply with the law, local industry code and our Company Code of Conduct. We require advance approval for significant interactions with healthcare professionals or government officials and we regularly assess existing and emerging risks in the countries in which we operate. See page 32 for more information on our global compliance programme.

WE VIEW INNOVATION AS AN ESSENTIAL SKILL

Innovation is owned by all of us who question the status quo, dare to propose new solutions and seek to be the best at what we do for the benefit of our customers.

At Smith & Nephew, we recognise that innovation includes the entire value chain within our organisation from R&D to engineering, manufacturing, distribution, sales, marketing, and even facility utilisation and investment strategy. We also acknowledge only a few innovations will be truly disruptive, while others will result in equally as important incremental changes. To help aid this, Smith & Nephew has introduced an Innovation Council to support its culture of innovation and signal its importance in the Company’s continued success.

The Council consists of ‘Innovation Champions’ who reflect the diversity of the Smith & Nephew employee base and have a strong appetite for trying new things. These champions will be responsible for generating creative ways to embed this value and look for opportunities to raise innovative opportunities to the leadership team and to celebrate success.

28	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

WE CARE ABOUT EACH OTHER’S WELLBEING AND THE SUSTAINABILITY OF SMITH & NEPHEW

Each of us treats our Company’s resources and the world’s natural resources as if they were our own, and we take our responsibility to our communities seriously. Smith & Nephew not only applauds, but also supports the donations of employees’ time and resources.

We encourage all our employees to volunteer their time and talents by providing eight hours per year paid time for volunteer efforts. Many functions structure their team building activities around group volunteering opportunities such as Make a Wish Foundation events and the Helping Hands Project which builds prosthetic hands for amputees in third-world countries.

Charity efforts are also coordinated across entire sites, and beyond. In 2017, Smith & Nephew brought together many local companies in Hull with a ‘More Together’ initiative to raise tens of thousands of pounds for local charities. Smith & Nephew was also a major sponsor of the Hull City of Culture celebrations, with employees contributing to and benefiting from the year of activities on-site and across the city.

Our social responsibility strategy is to materially contribute to the delivery of our Company Mission by engaging employees to prioritise philanthropic resources and efforts on areas that align with our business strategy and values. Resources include product donations, matching gifts, and employee volunteerism.

We believe selection and management of charitable and non-profit organisations and activities is best accomplished at the local level within the framework of our social responsibility strategy. Each location’s Site Leadership Council and/or Camaraderie Council will design, construct, and operate the local programme, including arrangement of funding. These Councils build out the local social responsibility programme, selecting charitable organisations and activities that best engage the local employee population and underpin our Mission.

We Innovate.

We Perform.

We earn Trust.

We are Smith & Nephew.

 RESEARCH &
 DEVELOPMENT (R&D)

$223m
Investment in R&D in 2017

Smith & Nephew has a single global R&D function, led by the President of Global R&D, reporting directly to the Chief Executive Officer. This team strives to increase value created by research and development by focusing on three imperatives: Disruptive Innovation that matters, flawless execution of new product development, and compelling evidence of clinical and economic value.

The Portfolio Innovation Board drives our innovation strategy and framework. This Board  identifies and selects only those projects that will make a meaningful difference to our customers and their patients. This includes continuing to invest in incremental innovation to improve existing products in a way that improves outcomes. It also involves driving greater efficiency through innovation, potentially reducing our costs of goods. For instance, by making instrument sets more procedure and patient-specific, we will reduce complexity and cost, to the benefit of customers and the Company. Finally, by seeking more meaningfully disruptive products and services, we will harness transformational innovation to provide access to new technologies to people across the world.

Second, the team challenges itself to execute flawlessly. This means developing the right product at the right cost and quality, supported by clinical evidence, in a timely manner. Our R&D experts in the UK, US, Europe, China and India have extensive customer and sector knowledge, which is augmented by ongoing interaction with our marketing teams. Strict criteria are applied to ensure new products fulfil an unmet clinical need, have a strong commercial rationale, and are technologically feasible. The R&D function works closely with the marketing, clinical, regulatory affairs, manufacturing and supply chain management teams to ensure we can produce new products to clinical, cost and time specifications.

Finally, we look to support our innovations with compelling evidence of clinical and economic value. The global R&D function includes our Clinical, Medical and Scientific Affairs teams, led by the Chief Medical Officer. This team ensures that, from conception, plans are developed to support product launches with the evidence increasingly required by clinicians, payers and regulators. Our products undergo clinical and health economic assessments both during their development and post-launch.

During 2017 we secured a long-term partnership with the University of Hull to create one of the world’s largest Wound Care Research Clusters with the aim of developing scientific insights and innovative treatments. This includes the creation of eight PhD studentships and a programme of collaboration between Smith & Nephew’s new Hull R&D centre and the University’s new Health Campus, both of which opened in 2017.

We also announced a three-year partnership with Imperial College London to develop enhanced surgical techniques relating to ligament function, biomechanics and soft tissue injuries of the knee, including the most common injuries of torn menisci and anterior cruciate ligament rupture. See opposite page.

We also continue to invest in scouting for new technologies, identifying complementary opportunities in our core and adjacent segments. In addition, we invest in small companies developing compelling technologies in our franchise areas through our incubation fund, and provide our expertise to help the development process, including supporting clinical studies, and typically secure preferred access to technology as it nears market readiness.

In 2017, we invested $223 million in R&D, in line with our commitment, set out in 2011, to maintain our investment level at around 5% of revenue. We expect to maintain this proportion going forward, but to realise greater benefit through our new structure and strategic focus.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	29

 INNOVATING THROUGH PARTNERSHIP

Smith & Nephew is working with Imperial College London to develop enhanced surgical techniques relating to ligament function, biomechanics and soft tissue injuries of the knee, including the most common injuries of torn menisci and anterior cruciate ligament rupture.

“The partnership with Smith & Nephew is priceless for our work. It allows a strategic attack on the unanswered biomechanical issues in knee surgery. Knowing funding is secure for three years allows a step-by-step ‘due diligence’ approach to investigating these issues rather than sporadic studies. This is the best way to translate from the lab to patient care” said Mr Andy Williams, Lead Surgical Researcher, Imperial College London and Fortius Clinic.

Meniscus repair is one of the greatest challenges of Sports Medicine. By combining the clinical expertise of Imperial College with our pioneering approach to new product development we expect to be able both to advance surgical techniques and accelerate the development of next generation products.

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

Quality has always been paramount to Smith & Nephew. We have a unified Quality Assurance and Regulatory Affairs team to ensure consistency across our country business units. Requirements of global regulatory agencies have become more stringent in recent years and we expect them to continue to do so. We are continuing to expand our portfolio globally through new product development and by registering our existing products in new markets. In order to meet the expectations of regulators and support this added complexity we continued to invest in our Quality and Regulatory expertise in 2017.

30	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

OUR MANUFACTURING FACILITIES

Our largest manufacturing operation is based in Memphis (Tennessee, US). The Memphis facilities produce key products and instrumentation in our Knee Implant, Hip Implant and Trauma franchises. These include the JOURNEY II and LEGION knees, the ANTHOLOGY Primary Hip System and key Trauma products such as the PERI-LOC Plating System, REDAPT and TRIGEN Intramedullary Nails. In addition to this, Memphis is home to the design and manufacturing process of the VISIONAIRE patient matched instrumentation sets, and OXINIUM™ Oxidised Zirconium. This patented metal alloy is available for many of our knee and hip implant systems as part of our VERILAST technology.

In Sports Medicine, our Alajuela (Costa Rica) facility, opened in 2016, manufactures COBLATION technology. Our Mansfield  (Massachusetts, US) facility manufactures products for minimally invasive surgery including the FAST FIX 360 Meniscal Repair System, FOOTPRINT™ PK Suture Anchor, DYONICS Platinum Shaver Blades, ENDOBUTTON CL Ultra and the HEALICOIL PK suture anchor.

The Aarau (Switzerland), Tuttlingen (Germany), Beijing (China) and Devrukh (India) facilities manufacture a number of surgical device products including key reconstruction and trauma products and the PLUS™ knee and hip range. The Warwick (UK) facility produces the BIRMINGHAM™ Hip Resurfacing System.

Our Oklahoma City (Oklahoma, US) facility produces and services electro/mechanical capital equipment as well as single use sterile devices and also assembles some of our NPWT devices using components from third parties.

The majority of our wound management products are manufactured at our facilities in Hull, Suzhou and Curaçao. These include pioneering products such as PICO and ALLEVYN Life as well as our complex silver coating technology for ACTICOAT. In Suzhou, we also manufacture our wound care products for the mid-tier in the Emerging Markets. Manufacturing of our Advanced Wound Bioactive products takes place in Curaçao and at various third party facilities in the US.

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

We operate three main holding warehouses for surgical products, one in each of Memphis, Baar (Switzerland) and Singapore. These facilities consolidate and ship to local country and distributor facilities. Our distribution hubs for advanced wound products are located in Neunkirchen (Germany), Derby (UK) and Lawrenceville (Georgia, US).

 SALES &
 MARKETING

Our customers are the providers of medical and surgical treatments and services in over 100 countries worldwide, ranging from orthopaedic surgeons to wound care nurses, general practitioners and other clinicians, but increasingly also economic stakeholders. These include purchasing professionals in hospitals, healthcare insurers, materials managers and others.

We serve these customers through our sales force and other channels. Our sales representatives are highly trained and skilled individuals. Becoming a sales representative requires intense training, including passing a strict certification programme. Depending on their area of specialism, representatives in our surgical businesses must be able to demonstrate a detailed knowledge of all the surgical instruments used to implant a device, or have specific understanding of the various surgical techniques a customer might use. In our advanced wound management business, sales representatives must have a detailed understanding of how patients live with wounds and how clinicians seek to prevent and treat them, as well as deep knowledge of the clinical and economic benefits of using our products within treatment protocols.

Once a sales representative is certified, they typically spend the majority of their time working directly with and supporting customers, or identifying and contacting new customers. They help to provide in-hospital support to aid in the safe and effective use of our range of advanced medical technologies and techniques.

Our Global Commercial Organisation oversees all commercial activities (sales, marketing, market access, and commercial strategy) across the Group for our full line of business. The organisation is led by two regional sales presidents for the US and International, and our Chief Marketing Officer (CMO). Within our International region there are several regional leaders for Europe & Canada, Asia Pacific and Latin America.

Our sales forces in the Established Markets are specialised by channel and consist of a mixture of independent contract workers and employees. In our Emerging Markets we operate through direct selling and marketing operations led by country managing directors, and through third party sellers.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	31

Smith & Nephew has three global marketing teams who set the strategic direction of our businesses, guide our research & development teams by specifying new products & services needed to realise those strategies, and develop the promotional assets and guidance to commercialise our products. They utilise a variety of traditional and novel means to market to our customers, including scientific congresses, commercial trade shows, advertising in medical journals and, increasingly, digital channels. These include product websites, social media channels, mobile applications and our professional educational platform called Education & Evidence.

Also reporting to our CMO is the global Commercial Excellence team, which drives numerous initiatives to strengthen commercial execution in both the sales organisation and our global marketing teams. There is a strong focus on Sales Force Excellence to increase efficiency and effectiveness of our sales teams, and on Pricing to increase discipline in our transactional pricing and define better value creation strategies for our innovative products. Other activities in Commercial Excellence include strategic planning, business intelligence and market research, digital marketing, and marketing communications.

In addition, our Health Economics and Outcomes Research (HEOR) team generates evidence on the economic impact of our products and provides supporting assets and tools to commercialise our products. They do this through collaboration with leading medical centres in the world as well as existing registries that track usage of our products. The HEOR team also reports to our CMO.

 A DAY  IN THE LIFE…

Mustafa works as a Territory Manager in our Sports Medicine franchise in the UK.

“Every day is different. My time is split between supporting customers and their operating theatre teams in hospitals, meeting with potential customers, learning and researching techniques and trends, and keeping in touch with my colleagues, the business and my existing customers.

“My favourite part of the job is the interactions I have with my customers. I believe that we sell solutions rather than products, so everything I do is about helping my customers to find answers to the problems they face, to enable better outcomes for their patients.

“We’re very lucky in the UK to be able to offer an excellent training facility to the surgeons we support. It’s a great feeling to be able to support a consultant to refine their surgical techniques. I’m also a mentor providing expertise and guidance on our Resection and Camera products to my colleagues in the UK.”

32	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

 ETHICS &
 COMPLIANCE

CODE OF CONDUCT AND BUSINESS PRINCIPLES

Smith & Nephew earns trust with customers, healthcare professionals, government authorities, patients and the public by acting in an honest and fair manner in all aspects of its operations.

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

GLOBAL COMPLIANCE PROGRAMME: EXISTING ELEMENTS

Smith & Nephew has implemented what we believe to be a world-class Global Compliance Programme that helps our businesses comply with laws and regulations. This comprehensive compliance programme includes: Board and executive oversight committees; global policies and procedures; on-boarding and annual training for employees and managers; training for distributors and agents and higher-risk vendors; monitoring and auditing processes; reporting channels and employee-recognition for demonstrating our values in their everyday work.

We provide resources and tools to guide employees to make decisions that comply with the law, local industry codes and our Company Code of Conduct. We conduct review and approval in advance for significant interactions with healthcare professionals or government officials. We regularly assess existing and emerging risks in the countries in which we operate.

We assess the compliance controls in Smith & Nephew’s businesses. We conduct audits, supported by data analytics, and local monitoring. We review the issues our testing generates to identify patterns.

New distributors and other higher-risk third parties are subject to screening and are contractually obligated to comply with applicable laws and our Code of Conduct. Compliance training and certifications are included in this process.

Managing Directors are required to complete an annual certification to the Chief Executive Officer to confirm the implementation of required policies. Managers and employees make an annual compliance certification and conflict of interest disclosure. Executive management, managers and employees have a compliance performance objective customised to their role.

GLOBAL COMPLIANCE PROGRAMME: NEW ELEMENTS IN 2017

In 2017, we created an Ethical Leadership model, which includes four pillars: Advise, Lead, Observe, and Coach or Report. We introduced this model during annual manager training, reinforced the model through further communications, and gave managers resources they can use to raise awareness of compliance risks and rules.

We benchmarked our whistle-blower programme against industry metrics. The benchmarking confirmed that all Smith & Nephew reporting and substantiation rates met industry practices. We conducted a comprehensive review of the guidelines recently issued by the US Department of Justice on compliance programme effectiveness and by the International Organisation of Standards on Anti-Bribery Management Systems, and are also identifying any actions needed to align to this new guidance.

We applied enhanced standards prospectively for new, potential partners and retrospectively for existing distributors. We also developed new guidelines for distributors or agents who need to enter the operating room when acting on our behalf. We worked with our Procurement colleagues to integrate compliance controls into the Company’s new purchasing system. We also conducted a comprehensive review of the types of complementary workers we engage to ensure they receive appropriate anti-bribery and corruption compliance training and will implement an updated training strategy in 2018.

 TRAINING &
 EDUCATION

Smith & Nephew is dedicated to helping healthcare professionals improve the quality of care for patients. We are proud to support the development of surgeons and nurses by providing skills training and education on our products and techniques.

In February 2017, we inaugurated our ‘Expert Connect Centre’ in the UK. This new centre for HCP training is a state-of-the-art learning environment with the latest audio-visual capabilities and 14‑station bio-skills laboratory for all levels of HCPs from around the globe. In 2017, we provided more than 45,000 instances of training to surgeons through our Smith & Nephew training centres in the US, UK and China, as well as running many courses at third party centres around the world.

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

Thousands of nurses receive face-to-face training from Smith & Nephew representatives every year, including attending courses at our centres, and through our representatives visiting them at their place of work. In 2017 almost 45,000 clinicians in the US alone benefited from our wound care educational resources.

In addition, we provide healthcare professionals our online resources such as the Global Wound Academy, The Wound Institute and, for surgeons, our Education and Evidence website. Recently we began utilising innovative, digital technologies to accelerate the learning experience of surgeons. In 2017 we doubled the number of healthcare professionals trained digitally on Smith & Nephew products and techniques to 180,000.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	33

SUSTAINABILITY

SUSTAINABILITY IS BETTER BUSINESS

TAKING SUSTAINABILITY TO THE CORE OF THE BUSINESS

We began to deliver in 2017 our commitment to sustainability embodied in our refreshed Group Sustainability Strategy. This strategy, approved in 2016, both drives and is driven by implementation of the Group Business Strategy, ensuring that all three main aspects of sustainability – economic prosperity, social responsibility and environmental stewardship – advance as one.

This is a summary report of our sustainability activities and progress in 2017. Our annual Sustainability Report, published at the same time as this Annual Report, describes the Group Sustainability Strategy and its associated goals in more detail. It also specifies targets to move our performance towards these goals, and provides further information regarding our 2017 progress. It is available on our website.

GROUP SUSTAINABILITY STRATEGY

Smith & Nephew has been and remains committed to working in a sustainable, ethical and responsible manner everywhere we do business. We are proud of our achievements over many years, as witnessed by our recurring inclusion in leading indices such as FTSE4Good and the Dow Jones Sustainability Index.

Sustainability is a journey, and in 2016 we thought deeply about our destination for the longer-term. The result was a new Group Sustainability Strategy. At the heart of this are ten long-term aspirational goals. These encompass all aspects of our business, and will inform and drive our business strategy for years to come. The Board has endorsed these and executive management is behind them. These goals are set out overleaf.

The Board has evaluated the social and environmental risks as part of their ongoing risk management duties and has concluded that none of these risks are material in the context of the Group as a whole.

Longer term goals need medium-term SMART (specific, measurable, achievable, realistic and timebound) targets to ensure we are making the right progress. And we have taken such targets through 2020. These targets are discussed in more detail in the 2017 Sustainability Report which is available on our website.

2017 was a year in which our refreshed sustainability strategy was put into action. We delivered improvements across our traditional areas of focus: employee health and safety, carbon emissions and water consumption. In addition, we began to get a fuller understanding of our impacts in the areas of material efficiency, life cycle environmental impacts, and labour practices. We adopted a social responsibility strategy which will drive employee engagement and improve the communities in which we operate.

EMPLOYEE SAFETY, WELLNESS AND VOLUNTEERING

A healthy and safe working environment is fundamental to the way we work at Smith & Nephew. We must ensure that the safety of our employees and those who work with us is given the highest priority when we perform our daily activities in our offices around the world, when we visit customers and in our manufacturing environment.

Engagement with the communities in which we operate continued to broaden and deepen through the active attention of site leadership, establishment and empowerment of local camaraderie councils, broader application of company-paid volunteering allowance, and increase in the company match for employee donations to charity. We continue to strengthen and deepen employee wellness programmes with a focus on enabling healthy lifestyle choices.

SOCIAL RESPONSIBILITY STRATEGY IMPLEMENTATION

In 2017, we developed and adopted a social responsibility strategy aimed at improving the alignment of our charitable donation, volunteering, wellness and professional development with both our Group Business Strategy and the needs and desires of our employees. The aim is to positively impact both employee engagement and the quality of life in communities in which we operate. We have improved our understanding of compliance to labour standards in our value chain, product and service attributes which are important to customers and our employees’ view of the role of the organisation in society. In 2018, we will use these and other social success factors, informed by our Group Business Strategy as well as our Company values, to deploy a series of platforms and actions which advance our cause.

SUSTAINABILITY VISION AND MISSION

We envision a world in which healthcare professionals have access to the solutions they need to help patients restore their health, engage in society, enhance the environment and improve their wellbeing.

Our sustainability strategy aims to achieve this vision. It outlines the steps we’ll take with a view to leading our industry in the development and use of products and services that:

–  Satisfy unmet health needs and promote greater access to treatment;

–  Offer easier, better, faster and more effective treatment, enabling productive engagement in society;

–  Prioritise materials that are reused, remanufactured, or recycled;

–  Are manufactured using raw materials sourced from an environmentally and socially sound supply chain;

–  Use natural resources efficiently;

–  Are manufactured by processes that are not hazardous to people or the environment; and

–  Implement the most sustainable product options.

Our plan focuses on both the foundational and competitive advantage elements required to deliver our value proposition sustainably. We employ a continuous improvement approach based upon the implementation of forward-looking solutions (such as investing in new materials and processes that provide significant benefits with respect to human rights, safety, energy, waste and/or communities) and bridging technologies to secure future game-changing performance.

34	OPERATIONAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

OUR PERFORMANCE IN 2017

Our 10 long-term aspirational goals		2020 targets	Progress since 2016
1	Zero work-related injuries and illnesses across the value chain.	– 10% reduction in Total Injury Rate (TIR) from 2016 actual.	– In 2016 the TIR = 0.52, in 2017 TIR = 0.35 (33% lower).
2	Water: Total water impacts of our products and solutions are balanced with local human and ecosystem needs.

–  Water footprint (1) available for products accounting for 75% of revenue and (2) considerations embedded in new product development process.

–  Total potable water consumption at S&N sites no higher than 2016 actual.

– Products accounting for 75% of revenue identified. Water footprint tools identified. – Work plan under development, will be approved and commenced in 2018. – Water reduction of 10%.
3	Waste: All materials are either shipped as part of product or returned for beneficial use.	– Total material efficiency estimated for products accounting for 75% of revenue – 80% or more of waste generated reused, recycled or recovered.

–  Products accounting for 75% of revenue identified. Material efficiency tools identified.

–  Work plan under development, will be approved and commenced in 2018.

–  We currently reuse, recycle or recover energy from 77% of our total waste, up from 74% in 2016.

4	Carbon: 80% absolute reduction in total life cycle greenhouse gas emissions by 2050.	– Estimate total life cycle greenhouse gas emissions of products accounting for 75% of revenue. – Total Scope 1 & 2 greenhouse gas emissions reduced by 10% from 2016 actual.

–  Products accounting for 75% of revenue identified. Total lifecycle greenhouse gas emissions tools identified.

–  Work plan under development, will be approved and commenced in 2018.

–  In 2017 the reduction is 7%.

5

Ethical Business Practices: All activities are conducted in compliance with applicable International Labour Organization (ILO) conventions, involve no environmental degradation, and are free from corruption.

– Labour practices throughout the supply chain associated with products accounting for 75% of revenue compliant with applicable ILO conventions.

–  Products accounting for 75% of revenue identified. Gap assessment to applicable ILO conventions completed for internal operations. Engagement with upstream suppliers and downstream distributors and agents ramping up.

6	Zero Product-related and service-related patient injuries.	– Robust system in place to detect, record, investigate and eliminate root cause of product-related and service-related patient injuries.	– Systems are in place to detect, record and investigate patient injury incidents. Patterns in the data are being used to craft models which will allow identification of at-risk attributes.
7	Robust social responsibility programmes that contribute to the attraction and retention of top talent.	– Social responsibility strategy which aligns philanthropy, employee volunteering and wellness to the business strategy in place.	– Social responsibility strategy in place. Alignment of current initiatives to the strategy under way.
8

Products and services are aligned to market economic, social and environmental expectations and anticipate future market conditions:

–  All products have identified and clearly-described sustainability attributes.

–  R&D and NPD processes deliver environmental-, social-, and healthcare economically-advantaged innovations.

		– Sustainability attributes described for products accounting for 75% of revenue Robust emphasis on sustainability attributes of new products/services in place.	– Products accounting for 75% of revenue identified. Product/service sustainability attributes agreed. – New product development (NPD) sustainability focus planning under way.
9	Strategic risks and opportunities are understood and business activities are aligned to risk appetite.	– Enterprise risk management arrangements are embedded in the routine business decision-making process.

–  Risk register reinvigorated. Deep dive programme instituted with focus on both assurance that all relevant risks have been identified and effectiveness of mitigating actions is accurately assessed.

–  Actions to further embed into the business decision-making process are planned for 2018.

10

Environmental, social, and economic impacts of (1) potential acquisitions, (2) technologies to be extended to Emerging Markets, (3) innovative business models, (4) cost-of-quality reduction initiatives, and (5) manufacturing siting, functional optimisation and site utilisation alternatives are fully understood and appropriately balanced.

–  Formal programmes in place to measure/assess the economic, social and environmental impacts of (1) potential acquisitions, (2) technologies to be extended to Emerging Markets, (3) innovative business models, (4) cost-of-quality reduction initiatives, and (5) manufacturing siting, functional optimisation and site utilisation alternatives.

–  Launched our Enterprise Risk Management Policy and Manual.

–  Trained our risk champions in risk identification and mitigation.

–  Introduced a product focused approach to risk management.

–  Conducted a number of ‘deep dives’ into several key risks.

–  Tools and standards to address new technologies are being developed to support our NPD work above.

These targets are discussed in more detail in our 2017 Sustainability Report which is available on our website.

SMITH & NEPHEW ANNUAL REPORT 2017	OPERATIONAL REVIEW	35

CO2e REPORTING

	2017	2016	2015
CO2e emissions (tonnes) from:
Direct emissions	9,451	9,822	11,011
Indirect emissions	76,107	82,415	77,191
Total	85,558	92,237	88,202
Intensity ratio
CO2e (t) per $m sales revenue	17.8	19.6	19.2
CO2e (t) per full-time employee	5.2	5.9	6.0

Revenue: 2017: $4.8bn; 2016: $4.7bn; 2015: $4.6bn.
Full-time employee data: 2017: 16,333; 2016: 15,584; 2015: 14,686.

Notes

2015 data adjusted to exclude acquisitions in Russia and Colombia.
2017 data includes all data, including acquisitions since 2016.

CO2e  reporting methodology, materiality and scope.

We report the carbon footprint of our Scope 1 and 2 greenhouse gas (GHG) emissions in tonnes of CO2 equivalent from our business operations for the calendar year ended 31 December 2017. Our focus is on the areas of largest environmental impact including manufacturing sites, warehouses, R&D sites and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2017 are included in the data, with more recent ones being excluded and this is in line with our established policy for integration of acquired assets. Each year we work with an independent partner to verify our sustainability data and gain assurance.

Our GHG emissions reporting represents our core business operations and facilities which fall within the scope of our consolidated financial statements. Primary data from energy suppliers has been used wherever possible.

We report our emissions in two ‘scopes’.

Scope 1 figures include: Direct sources of emissions mainly comprise the fuels we use on-site, such as gas and heating oil and fugitive emissions arising mainly from the losses of refrigerant gases.

Scope 2 figures include: Indirect sources of emissions such as purchased electricity and steam we use at our sites.

Location-based emissions are calculated in compliance with the WRI/WBCSD GHG Protocol Corporate Accounting and Reporting Standard and have been calculated using carbon conversion factors published by BEIS/DEFRA for 2017. We have applied the emission factors most relevant to the source data, including DEFRA 2017 (for UK locations), IEA 2015 (for overseas locations) and for the US we have used the US EPA ‘Emissions & Generation Resource Integrated Database’ (eGrid) for the regions in which we operate. All other emission factors for gas, oil, steam and fugitive emissions are taken from DEFRA, 2017.

GETTING SERIOUS ABOUT SOLAR

In line with our aspiration to reduce carbon emissions, we are investing in more efficient energy solutions, such as solar power.

Devrukh, India

At our Devrukh site in India, we are running one of our largest renewable energy projects.

By installing the 426 kVA roof top solar panel system, we aim to produce enough energy to provide the site with free power for 25 years, whilst reducing carbon emissions by up to 44% per annum. We are already achieving a cost saving of 44% per year and expect a return on investment in less than five years.

The 1,330 solar panels will also enable us to reduce the inside temperature of the manufacturing floor by five to ten degrees celsius, creating a safer and more pleasant working environment for our employees.

Suzhou, China

In April 2017, we installed 24 sets of solar water heater units on the roof of one of our buildings in Suzhou. The system can produce around 12 tonnes of 55˚C hot water every day for the site’s hot water system and will save 291 tonnes of steam every year.

36	FINANCIAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

CHIEF FINANCIAL OFFICER’S REVIEW

BUILDING A MORE COMPETITIVE BUSINESS I am excited by the prospects for 2018 and beyond as we realise the opportunities in front of us.

DEAR SHAREHOLDER

I am delighted to address you for the first time in the Annual Report as your Chief Financial Officer.

Under Olivier’s leadership, Smith & Nephew has made significant organisational changes to create a strong global business. I believe that we are just starting to see the benefits of these changes, and I am excited by the prospects for 2018 and beyond as we realise the opportunities in front of us. I am very much looking forward to working with Olivier and, in due course, his successor, to make this happen.

2017 PERFORMANCE

Group revenue in 2017 was $4,765 million, an increase of 2% on a reported basis and 3% on an underlying basis1. This was an improvement from underlying growth of 2% in 2016. Trading profit1 was $1,048 million, and the trading profit margin1 was 22.0%, up 20bps on 2016. I am pleased to report that both our underlying revenue growth and trading profit margin improvements were in-line with our guidance.

The reported operating profit for 2017 was $934 million, up from $801 million in 2016, with the year-on-year increase primarily reflecting a gain of $54 million from the settlement of an intellectual property matter, no restructuring charges and lower amortisation and impairment of acquisition intangibles in 2017.

The tax rate on trading results1 was 17.1% (2016: 23.8%). This is a considerable reduction on the 2016 rate and is mainly due to a one-off benefit following the conclusion of a US tax audit, further progress in improving our tax rate, tax provision releases following expiry of statute of limitations and a beneficial geographical mix of profits. The reported tax rate of 12.7% was a result of the lower tax rate on trading results and also included a $32 million net benefit from US tax reform.

Adjusted earnings per share1 (EPSA) was up 14% at 94.5¢ as a result, and this is reflected in the 14% increase in our full year dividend distribution for 2017. Basic earnings per share (EPS) was 87.8¢ in line with the previous year.

SMITH & NEPHEW ANNUAL REPORT 2017	FINANCIAL REVIEW	37

I am pleased to report that trading cash flow1 was $940 million, up from $765 million in 2016, with a higher trading profit to cash conversion ratio1 of 90% as we improved our working capital management.

As the result of improved operating profit, the lower tax rate and a stable asset base we saw an improvement in Return On Invested Capital1 (ROIC-as defined on page 39) from 11.5% in 2016 to 14.3% in 2017.

CAPITAL RETURNS

The appropriate use of capital on behalf of shareholders is important to Smith & Nephew. The Board believes in maintaining an efficient, but prudent, capital structure, while retaining the flexibility to make value-enhancing acquisitions.

This approach is set out in our Capital Allocation Framework which we used to prioritise the use of cash and ensure an appropriate capital structure.

Our commitment, in order of priority, is to:

–    Continue to invest in the business to drive organic growth;

–    Maintain our progressive dividend policy;

–    Realise acquisitions in-line with strategy; and

–    Return any excess capital to shareholders.

This is underpinned by maintaining leverage ratios commensurate with solid investment grade credit metrics.

IMPROVING COMPETITIVENESS

On joining Smith & Nephew I was asked by Olivier and the Board to look afresh at efficiency opportunities within our business. Some preliminary analysis highlighted a number of areas of opportunity, and we conducted a detailed assessment of these during the final months of 2017.

Our conclusion was that we now have the Group structure in place which lets us act on these further opportunities. Through better execution and efficiency we can and will strengthen our competitive position.

We are calling this work the APEX programme, standing for ‘Accelerating Performance and Execution’, and we completed our planning and started to take action in early 2018. Our three workstreams are focused on clear and obtainable improvements in the Group’s manufacturing, warehousing and distribution footprint, reducing our general and administrative expenses, and driving greater commercial effectiveness. More details on APEX and each of these workstreams can be found on page 14.

APEX is expected to deliver an annualised benefit of $160 million by 2022, with at least half of this expected by 2020, for a one-off cash cost of up to $240 million.

SUCCESSFUL ACQUISITION

During the year, we continued to seek further opportunities to strengthen our technology and product portfolio. In December we acquired Rotation Medical, Inc., the developer of a novel tissue regeneration technology for shoulder rotator cuff repair, for an initial cash consideration of $125 million and up to a further $85 million over the next five years, contingent on financial performance. I am excited by the potential for this new technology and we remain alert to further opportunities to bring other disruptive innovations into the Group.

OUTLOOK

We expect the overall dynamics in our markets to be similar in 2018 to those seen in 2017. Against this backdrop, the Group expects to continue to deliver an improved performance in 2018 driven by our by our strong product portfolio and pipeline of innovative products.

In terms of revenue, we expect our underlying growth to be in the range of 3% to 4% (which equates to 7% to 8% in reported terms at exchange rates prevailing on 2 February 2018). In terms of trading profit margin we expect to drive a further 30‑70bps improvement over 2017. As a result of the recently enacted US tax reform, we expect a tax rate on trading results in the range 20% to 21%, barring any changes to tax legislation or other one-off items.

In 2018, we will continue to push for further success as we build a more competitive Smith & Nephew. I look forward to helping to drive this, and to delivering on our commitments for the benefit of all of our stakeholders.

Yours sincerely,

Graham Baker
Chief Financial Officer

FINANCIAL HIGHLIGHTS
$4,765m
Revenue
+2%	+3%
Reported	Underlying[1]
87.8¢	0%
Earnings per share EPS
94.5¢	+14%
Adjusted earnings per share (EPSA)[1]
1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

38	FINANCIAL REVIEW	SMITH & NEPHEW ANNUAL REPORT 2017

FINANCIAL REVIEW

DELIVERING ON OUR COMMITMENTS

GROUP PERFORMANCE

HIGHLIGHTS FOR THE YEAR ENDED 31 DECEMBER

	2017 $ million	2016 $ million	Change $ million
Consolidated income statement
Revenue	4,765	4,669	96
Operating profit	934	801	133
Trading profit[1]	1,048	1,020	28
Profit before tax	879	1,062	(183)
Attributable profit	767	784	(17)
EPS	87.8¢	88.1¢	(0.3¢)
EPSA[1]	94.5¢	82.6¢	11.9¢
Consolidated balance sheet
Goodwill and intangible assets	3,742	3,599	143
Other non-current assets	1,393	1,216	177
Current assets	2,731	2,529	202
Total assets	7,866	7,344	522
Total equity	4,644	3,958	686
Non-current liabilities	1,876	2,038	(162)
Current liabilities	1,346	1,348	(2)
Total liabilities	3,222	3,386	(164)
Total liabilities and equity	7,866	7,344	522
Net debt[1]	1,281	1,550	(269)
Consolidated cash flow statement
Cash flows from operating activities	1,273	1,035	238
Trading cash flow[1]	940	765	175
Free cash flow[1]	714	457	257

NON-IFRS MEASURES

The underlying increase in revenues, by market, reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

					Reconciling items
	2017 $ million	2016 $ million	Reported growth %	Underlying growth %	Acquisitions/ Disposals %	Currency impact %
US	2,306	2,299	0%	2%	(2%)	0%
Other Established Markets	1,678	1,679	0%	0%	0%	0%
Emerging Markets	781	691	13%	12%	0%	1%
Total	4,765	4,669	2%	3%	(1%)	0%

Trading profit reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2017 $ million	2017%	2016 $ million	2016%
Operating profit	934	19.6%	801	17.2%
Acquisition-related costs	(10)	(0.2%)	9	0.2%
Restructuring and rationalisation costs	–	–	62	1.3%
Amortisation and impairment of acquisition intangibles	140	2.9%	178	3.8%
Legal and other	(16)	(0.3%)	(30)	(0.7%)
Trading profit	1,048	22.0%	1,020	21.8%

RESULTS OF OPERATIONS

In 2017, we delivered reported revenue growth of 2% and underlying revenue growth1 of 3%. Revenue growth on a reported basis was flat across our US and other Established Markets, with a strong performance in Japan driven by Sports Medicine and Knee Implants counterbalanced by a soft wound care market in the UK where we have now taken steps to adapt our business in response.

In our Emerging Markets reported revenue growth was 13% and underlying growth1 was 12% in 2017. In China, our largest Emerging Markets country, we delivered double-digit revenue growth as we improved our channel management. In the oil-dependent Gulf States we returned to growth by focusing on securing more private healthcare business to compensate for the reduction in government tenders. We are well positioned to continue to drive strong growth from the Emerging Markets over the medium term.

Operating profit of $934 million (2016: $801 million) is after integration and acquisition costs, as well as amortisation and impairment of acquisition intangibles and legal and other items. The year-on-year increase in operating profit primarily reflects a gain of $54 million from the settlement of an intellectual property matter, no restructuring charges and lower amortisation and impairment of acquisition intangibles in 2017. The sale of the rights to distribute certain non-core products contributed $19m to operating profit in 2017. In 2016 similar product disposals along with provision releases from favourable legal matter outcomes contributed $18m.

Trading profit1 was $1,048 million (2016: $1,020 million). Trading profit margin1 was 22.0%, up 20bps year-on-year, in line with guidance.

In 2017, selling, general and administrative expenses included a $10 million credit relating to acquisition-related costs (2016: $9 million charge), $16 million credit for legal and other costs primarily related to the settlement of patent litigation (2016: $30 million credit for legal and other primarily related to a $44 million curtailment credit related on UK post-retirement benefits) and $140 million charge for amortisation and impairment of acquisition intangibles (2016: $178 million charge).

Research and development expenditure as a percentage of revenue remained broadly consistent at 4.7% (2016: 4.9%) with expenditure of $223 million in 2017 compared to $230 million in 2016.

SMITH & NEPHEW ANNUAL REPORT 2017	FINANCIAL REVIEW	39

Profit before tax in 2016 includes the $326 million profit on disposal of the Gynaecology business.

The Group has completed its review of the new US tax reform legislation, as enacted in December 2017, including the reduction of the US federal tax rate from 35% to 21%, which came into effect on 1 January 2018. As a result, the Group expects a positive impact on its tax charge for future years in addition to the one-off tax benefit in 2017 as discussed below. Parts of the new legislation are subject to questions of interpretation, and further regulations may be issued in the future to clarify or change certain elements, which may affect future tax charges.

Included in the total tax charge is a $32 million net benefit as a result of US tax reform legislation which comprises a benefit from a revaluation of deferred tax balances included within changes in tax rates, partially offset by a current tax charge relating to the deemed repatriation of foreign profits not previously taxed in the US.

Our reported tax rate of 12.7% (2016: 26.2%) has decreased due to the $32 million net benefit in 2017 from US tax reform, the lower tax rate on trading results and the impact of the Gynaecology disposal in 2016. Our trading tax rate1 is 17.1% (2016: 23.8%) with the reduction due to a one-off benefit following the conclusion of a US tax audit, further progress in improving our tax rate, tax provision releases following expiry of statute of limitations and a beneficial geographical mix of profits.

BALANCE SHEET

Goodwill increased by $183 million as a result of $132 million arising on the acquisition of Rotation Medical, Inc. and favourable currency movements of $51 million. Intangible assets decreased by $40 million with net movements relating to additions, disposals and transfers of $70 million relating to intellectual property, distribution rights and software acquired together with $61 million recognised with the acquisition of Rotation Medical, Inc. Amortisation and impairment during 2017 was $202 million and there were favourable currency movements of $31 million.

Other non-current assets increased by $177 million primarily due to a $67 million increase in property, plant and equipment with additions offsetting depreciation, and the recognition of retirement benefit assets of $62 million for our UK and US pension schemes. Current assets increased by $202 million with trade and other receivables increasing $73 million primarily due to $45 million of foreign exchange, inventories increasing $60 million primarily due to foreign exchange and cash increasing $69 million due to the timing of receipts.

Non-current liabilities decreased by $162 million primarily due to payments made against our borrowing facilities. Current liabilities decreased by $2 million as a $73 million increase in trade and other payables arising from a $37 million foreign exchange increase and a $28 million timing difference on the payment of expenses associated with a patent litigation gain, which was partially offset by a $59 million decrease in bank overdrafts and loans and $18 million decrease in provisions.

CASH FLOW

Cash generated from operations of $1,273 million (2016: $1,035 million) is after paying out $3 million (2016: $24 million) of acquisition-related costs, $15 million (2016: $62 million) of restructuring and rationalisation expenses and $25 million (2016: $36 million) relating to legal and other costs.

Trading cash flow1 increased by $175 million primarily related to working capital movements.

Free cash flow1 increased by $257 million primarily related to working capital movements and lower cash outflows for acquisition-related costs, restructuring and rationalisation expenses and legal and other costs.

During the year ended 31 December 2017, the Group purchased a total of 3.2 million (2016: 24.0 million) ordinary shares at a cost of $52 million (2016: $368 million) as part of the ongoing programme to buy back an equivalent number of shares to those vesting as part of the employee share plans. 2016 share repurchases included a $300 million share buy-back programme following the disposal of the Gynaecology business.

DIVIDENDS

The 2016 final dividend of 18.5 US cents per ordinary share totalling $162 million was paid on 10 May 2017. The 2017 interim dividend of 12.3 US cents per ordinary share totalling $107 million was paid on 1 November 2017.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

The Group’s net debt decreased from $1,550 million at the beginning of 2017 to $1,281 million at the end of 2017, representing an overall decrease of $269 million.

At 31 December 2017, the Group held $155 million (2016: $38 million) in cash net of bank overdrafts. The Group had committed facilities available of $2,425 million at 31 December 2017 of which $1,425 million was drawn. Smith & Nephew intends to repay the $13 million of bank loans due within one year by using available cash and drawing down on the longer-term facilities.

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

RETURN ON INVESTED CAPITAL

Return On Invested Capital1 (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC increased from 11.5% in 2016 to 14.3% in 2017 as a result of the improved operating profit, the lower tax rate and a stable asset base.

ROIC is defined as:

Net Operating Profit less Adjusted Taxes

(Opening Net Operating Assets +Closing Net Operating Assets)/2

14.3%	+280bps
Return On Invested Capital[1] (ROIC)

WHY THIS KPI IS IMPORTANT

ROIC measures the return generated on capital invested by the Group.

HOW WE PERFORMED

ROIC was up 280bps year-on-year driven by improved operating profit, the lower tax rate and a stable asset base.

1    These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

40	RISK	SMITH & NEPHEW ANNUAL REPORT 2017

RISK REPORT

OUR APPROACH TO RISK

OUR RISK MANAGEMENT PROCESS

Our Enterprise Risk Management process is based on a holistic approach to risk management, leveraging the best risk identification and risk treatments already in place throughout our Business Areas and Product Groups whilst incorporating the same risk processes into the strategic planning process. Our belief is that the strategic and operational benefits of managing risk are achieved when Enterprise Risk Management is aligned with the strategic and operational goals of the organisation and our process and governance structure firmly aligns to this approach.

In carrying out our business we face many risks and uncertainties and our Risk Management Policy and Enterprise Risk Management Manual ensure that our Risk Community can identify, review and report risks at every level of our business. At the very top of our structure is our Board, setting our risk appetite and monitoring the application of our risk framework through strategy, execution and practically through the outputs of regular risk ‘deep dives’ by the business and Group Risk Team. The Board cascades our risk appetite throughout our organisation through the Risk Committee, Risk Owner Community and our Management Group with a formal ‘bottom up’ process ensuring that risks are escalated back through the process to our Board and form our Principal Risks as appropriate. Providing rigour and independence across this process is our Executive Committee and the Group Risk Team. At the third line of defence is our Internal Audit Function, providing an annual opinion on the effectiveness of our Risk Management process to the Group Risk Committee chaired by the Chief Executive Officer and then to the Board and its committees.

Roles	Responsibilities

Board of Directors and Board Committees

–   Responsible for regular oversight of risk management and for our annual strategic risk review

–   Monitors risks through Board processes (Strategy Review, Disclosures, M&A, Investments, Disposals) and Committees (Audit and Ethics & Compliance), management reports and deep dives of selected risk areas

–   Audit Committee is responsible for ensuring oversight of the process by which risks relating to the Company and its operations are managed and for viewing the operating effectiveness of the Group’s Risk Management process

Group Risk Committee	– Reviews external/internal environment for emerging risks – Reviews risk register updates from Business Areas – Identifies significant risks and assesses effectiveness of mitigating actions

Business area/ Product Risk Groups

–   Business Area/Product Group Risk champion provides support to ensure a framework is designed and implemented for alignment to the requirements of the Enterprise Risk Management Framework

–   Carry out day-to-day risk management activities

–   Identify and assess risk

–   Implement strategy and mitigating actions to treat risk within Business/Product Risk Groups

–   Risk Champions lead regular risk register updates

Group Risk Team

–   Manage implementation of all aspects of the Group’s approach to Enterprise Risk Management including implementation of processes, tools and systems to identify, assess, measure, manage, monitor and report risks

–   Facilitates implementation and coordination through Risk Champions

–   Provides resources and training to support process

–   Prepares Board and Group Risk Committee reports based on Business Area and Product Group updates

Annual assessment of effectiveness – Internal audit and control functions

SMITH & NEPHEW ANNUAL REPORT 2017	RISK	41

RISK MANAGEMENT LIFE CYCLE – OUR SEVEN-STEP PROCESS

Our risk management life cycle was refreshed and updated in 2017 to align with our new approach to include Product Groups within our risk portfolio. Our Risk Management Policy was launched in May with sponsorship from the Chief Executive Officer and a revised manual aligning to the new structure was launched shortly after. Risks continue to be managed through a ‘bottom up’ and ‘top down’ process, with monthly oversight from the Executive Committee and quarterly reports to the Board Committees. An overview of our ‘seven step’ process can be found below:

An overview of the Risk Management and Reporting Process

1

Risk
Identification

IDENTIFYING risks associated to achievement of our objectives by function and product and at the Group level. Early and continuous risk identification including existing and horizon risks.

7

Monitoring
and review

MONITORING of risks and actions by management, the accountable Executive and Board. Coordinated and ongoing monitoring of the internal and external risk environment to respond to emerging and horizon risks.

2 Gross (inherent) Risk assessment ASSESSING the level of inherent (gross) risk.

6

Risk
Reporting

REPORTING the status of our most significant risks through the ‘bottom up’ business area processes and the ‘top down’ Executive Committee and Board process. Demonstrating appropriate management of, and response to, our risk profile.

3 Current Control identification IDENTIFYING existing controls to mitigate risks

5 Risk Response Planning IDENTIFYING additional actions required to meet our expected risk tolerance level and ASSIGNING risk owners, timeframes and actions for ongoing management and reporting.

4

Net (residual) Risk

ASSESSING the level of residual (net) risk after mitigation so that risk levels are managed within defined tolerance thresholds without being over controlled or foregoing desirable opportunities.

42	RISK	SMITH & NEPHEW ANNUAL REPORT 2017

2017 PRINCIPAL RISKS

We assess our Principal Risks in terms of their potential impact on our ability to deliver our Strategic Priorities. These links are highlighted across the following pages and further information on the Strategic Priorities is found on page 10.

 LEGAL AND COMPLIANCE RISKS

Our global remit results in heavy regulation across multiple jurisdictions. There is increasing public scrutiny of ethics in business and ‘doing the right thing’ has become part of our licence to operate. National regulatory authorities enforce a complex pattern of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products.

Operating across this increasingly complex and dynamic legal and compliance environment, including regulations on bribery and corruption, with poor legal and compliance practices can lead to fines, penalties, reputational risk and competitive disadvantage. We have adopted a proactive, holistic approach, which guides the Company towards a culture of compliance and turns the resolution of legal and compliance issues into a source of competitive advantage.

Risk Tolerance In complying with legal and compliance requirements, we have an extremely low tolerance. Change from 2016 No Change	Link to strategy Compliance with applicable laws and regulations and doing the right thing is part of our licence to operate and underlies all our Strategic Priorities. STRATEGIC PRIORITIES PAGE 10	Oversight Ethics & Compliance Committee

Examples of risks

–  Failure to act in an ethical manner consistent with our Code of Conduct.

–  Violation of anti-corruption or healthcare laws, breach by employee or third party representative.

–  Failure to respond adequately to changes in legislation/regulation.

–  Misuse or loss of personal information of patients, employees, research subjects, consumers or customers results in violations of data privacy laws, including General Data Protection Regulations.

Actions taken by management

–  Ethics & Compliance Committee oversees our ethical and compliance practices.

–  All employees are required to undertake annual training and to certify compliance on an annual basis with our Code of Conduct and Business Principles.

–  Group monitoring and auditing programmes in place.

–  Confidential independent reporting channels for employees and third parties to report concerns.

CYBER SECURITY

High profile incidents coupled with increasing government focus has resulted in raised awareness of the extent and potential impact of cyber security breaches. Our increasing business dependence on networked systems and the Internet, the design of new products, connectable products and embedded software and the rapidly evolving cyber security threat landscape provides us with risk exposure not experienced in prior years. In response to this we have undertaken an exercise to understand our threats and vulnerabilities to target cyber security investment in the right places.

Risk Tolerance

In managing our cyber risk and the possible disruption and reputational impact we have a low to moderate tolerance for Cyber Security Risk.

Change from 2016

  Included as ‘other risk’ in 2016

Link to strategy

Given our strategic priority ‘Innovate for value’ and an increasing focus on connected products we must deliver our technology solutions in compliance with laws and regulations and in a way that protects any vulnerability to Cyber Risk.

  STRATEGIC PRIORITIES PAGE 10

Oversight Audit Committee

Examples of risks

–  Loss of Intellectual Property/major data privacy breach or significant impact on business operations from Malware   or Ransomware outbreak.

–  Cyber Security is not considered in the design of new products with more products being connectable/having embedded software.

Actions taken by management

–  Security information and event management (SIEM) in place providing real-time analysis of security alerts generated by applications and network hardware.

–  Annual Penetration Testing, endpoint protection and Intrusion detection/prevention.

–  Annual Mandatory training and continuous awareness training for end-users.

–  Security Governance structure in place including a Cyber Security Steering Committee.

SMITH & NEPHEW ANNUAL REPORT 2017	RISK	43

 NEW PRODUCT INNOVATION, DESIGN & DEVELOPMENT INCLUDING INTELLECTUAL PROPERTY

Our product portfolio is becoming increasingly complex, especially as we move to more innovative connected product technologies and our strategy of ‘owning the disease’. Our success relies on investing in safe products and platforms and aligned internal and external design and development innovation in order to compete effectively. The need to be nimble and considered in our approach to protecting our products, process and Intellectual Property is essential.

extremely low tolerance. No Change	STRATEGIC PRIORITIES PAGE 10
Risk Tolerance In pursuit of our strategy to be innovative but safe in our product offering we have a moderate to high tolerance for risk. Change from 2016 No Change	Link to strategy Our Strategic Priority to ‘Innovate for Value’ depends heavily on our ability to continue to develop new innovative products and bring them to market. STRATEGIC PRIORITIES PAGE 10	Oversight Board

Examples of risks

–   Insufficient long-term planning to respond to competitor disruptive entries into marketspace.

–   Inadequate innovation due to low R&D investment, R&D skills gap or poor product development execution.

–   Lower value business segment investment, such as product maintenance and line extension projects.

–   Competitors may assert patents or other intellectual property rights against the Company, or fail to respect the Company’s intellectual property rights.

Actions taken by management

–   Newly created Global Research & Development (R&D) organisation and governance framework providing strategic direction for allocation of R&D investments across all businesses.

–   R&D charter to transform our Innovation pipeline and drive our corporate strategy to Innovate for Value.

–   Strengthened Clinical Affairs programme integrated with Global Marketing.

–   Cross functional New Product Design and R&D processes focused on identifying new products and potentially disruptive technologies and solutions.

–   Monitoring of external market trends and collation of customer insights to develop product strategies.

–   Careful attention to intellectual property considerations.

 QUALITY AND REGULATORY

Global regulatory bodies continue to increase their expectations on manufacturers and distributors of medical devices. Our products are implanted into human bodies and therefore Patient Safety is of paramount importance. The European Medical Device Regulations, launch of ISO13485 2016, the Medical Device Single Audit Programme and the tightening of the Chinese YY standards have increased the focus on clinical and technical evidence, supplier controls and continual product risk reduction.

Risk Tolerance

Our response to this risk continues to be critical and our ability to align and exceed the standards required to ensure safe and compliant products is the key driver for our extremely low tolerance for risk in this area.

Change from 2016

  Modified Principal Risk in 2017 – formerly included as Operational Risk – Quality and Business Continuity

Link to strategy

Our Strategic Priority to ‘Simplify and Improve our Business Model’ requires us to operate effectively and efficiently and to produce compliant products of the highest quality to our customers.

  STRATEGIC PRIORITIES PAGE 10

Oversight Board Ethics & Compliance Committee

Examples of risks

–   Defects in design or manufacturing of products supplied to, and sold by, the Company could lead to product recalls or product removal or result in loss of life or major injury.

–   Significant non-compliance with policy, regulations or standards governing products and operations regarding registration, manufacturing, distribution, sales or marketing.

–   Failure to obtain proper approvals for new or changed technologies, products or processes.

Actions taken by management

–   Comprehensive product quality processes and controls from design to customer supply are in place.

–   Careful attention to intellectual property considerations.

–   Standardised monitoring and compliance with quality management practices through our Global Quality Assurance and Regulatory Affairs organisation.

–   Incident management teams in place to respond immediately in the event of an incident relating to patient safety.

–   Governance framework in place for reporting, investigating and responding to instances of product safety and complaints.

44	RISK	SMITH & NEPHEW ANNUAL REPORT 2017

 PRICING AND REIMBURSEMENT

Our success depends on our ability to sell our products profitably in spite of increasing pricing pressures from customers, and governments providing adequate funding to meet increasing demands arising from demographic trends. The prices we charge are therefore impacted by budgetary constraints and our ability to persuade customers and governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness.

We further face challenging market dynamics, such as consolidation of customers into buying groups, increasing professionalisation of procurement departments and the commoditisation of entire product groups, which continue to challenge prices.

Risk Tolerance

In implementing innovative pricing strategies, we have a moderate to high tolerance for risk and are willing to accept certain risks in pursuit of new business opportunities.

Change from 2016

  No Change

Link to strategy

Our Strategic Priorities to ‘Build a Strong Position in Established Markets’ and to ‘Focus on Emerging Markets’ depends on our ability to sell our products profitably in spite of increased pricing pressures from governments.

  STRATEGIC PRIORITIES PAGE 10

Oversight Board

Examples of risks

–   Reduced reimbursement levels and increasing pricing pressures.

–   Systemic challenge on number of elective procedures.

–   Lack of compelling health economics data to support reimbursement requests.

–   Risk of adverse trading margins due to fluctuating foreign currency exchange rates across our main manufacturing countries (US, UK, Costa Rica and China) and where our products are sold.

Actions taken by management

–   Development of innovative economic product and service solutions for both Established and Emerging Markets.

–   Appropriate breadth of portfolio and geographic spread to mitigate exposure to localised risks.

–   Incorporating health economic components into the design and development of new products.

–   Emphasising value propositions tailored to specific stakeholders and geographies through strategic investment and marketing programmes.

–   Holding prices within acceptable ranges through global pricing corridors.

 BUSINESS CONTINUITY AND BUSINESS CHANGE

Operating with a Global Remit, increased outsourcing and more sophisticated materials and product technology has made our manufacturing and supply chain process far more complex, leading to a greater potential for disruptive events. Ensuring our ability to continually execute and operate key sites and facilities in order to develop, manufacture and sell our products within this environment is a key strategic priority of the organisation. In addition, the pace and scope of our business ‘change’ initiatives increases the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities may not perform in line with our plans.

Risk Tolerance

In operating our business, executing our change programmes and in managing our suppliers and facilities we have a low to medium tolerance for this risk.

Change from 2016

  Modified Principal Risk in 2017 – formerly included as Operational Risk – Quality and Business Continuity

Link to strategy

Our Strategic Priority to ‘Simplify and Improve our Business Model’ requires us to operate effectively and efficiently and to ensure continuity of supply of products and services to customers.

  STRATEGIC PRIORITIES PAGE 10

Oversight Board

Examples of risks

–  Failure or significant performance issues experienced at critical/single source facilities.

–   Disruption to manufacturing at single or sole source facility (lack of manufacturing redundancy).

–   Supplier failure impacts ability to meet customer demand (single source suppliers).

–   Natural disaster impacts ability to meet customer demand.

–   Significant ‘change’ prevents our projects and programmes such as APEX achieving the intended benefits and disrupts existing business activities.

–   Political and economic ‘uncertainty’ in the countries in which we operate, e.g. Brexit.

Actions taken by management

–   Comprehensive product quality processes and controls are in place from design to customer supply.

–   Emergency and incident management and business recovery plans are in place at major facilities and for key products and key suppliers.

–   Second source suppliers identified for critical components or products.

–   Undertaking risk based review programmes for critical suppliers.

–   Project Management Governance and toolkits and project Steering Committee Oversight to support successful execution of programme and projects. Executive Committee and Audit Committee oversight of Risks to change programmes.

–   Brexit Steering Group regularly monitors the evolving impact of Brexit and oversees our response.

SMITH & NEPHEW ANNUAL REPORT 2017	RISK	45

 MERGERS AND ACQUISITIONS

As the Company grows to meet the needs of our customers and patients, we recognise that we are not able to develop all the products and services required using internal resources and therefore need to undertake mergers and acquisitions in order to expand our offering and to complement our existing business. In other areas, we may divest businesses which are no longer core to our activities. It is crucial for our long-term success that we make the right choices around acquisitions and divestments. We have a well-defined cross-functional process for managing risks associated with mergers and acquisitions that is subject to scrutiny from executive management and the Board of Directors.

Risk Tolerance

In acquiring new businesses and business models, we have a moderate to high tolerance for commercial risk and are willing to accept certain risks in pursuit of new business.

Change from 2016

  No Change

Link to strategy

Our Strategic Priority to ‘Supplement Organic Growth with Acquisitions’ depends on our ability to identify the right acquisitions, to conduct thorough due diligence and to integrate acquisitions effectively.

  STRATEGIC PRIORITIES PAGE 10

Oversight Board

Examples of risks

–   Failure to identify appropriate acquisitions or to conduct effective acquisition due diligence.

–   Failure to integrate newly acquired businesses effectively, including Company standards, policies and financial controls.

Actions taken by management

–   Acquisition activity is aligned with corporate strategy and prioritised towards products, franchises and markets identified to have the greatest long-term potential.

–   Clearly defined investment appraisal process based on return on capital, in accordance with Capital Allocation Framework and comprehensive post-acquisition review programme.

–   Undertaking detailed and comprehensive cross-functional due diligence prior to acquisitions.

–   Compliance risks included as part of due diligence reviews, integration plans and reporting for acquisitions.

 TALENT MANAGEMENT

We recognise that people management, effective succession planning and the ability to attract and retain talent is of great importance to the success of our Company. In the current economic environment of strong competition and reduced spending, retention of top talent is a critical risk which requires a strong process in relation to retention and engagement. Failure to do so can result in risks in our ability to execute Company strategy and achieve business objectives in relevant functions and to be effective in the chosen market/discipline and leadership of newer workforce which may impact the Company’s future success.

Risk Tolerance We have a moderate tolerance for this risk. Change from 2016 Included as ‘other risk’ in 2016

Link to strategy

All our strategic priorities rely on ensuring we have the right talent within our organisation to deliver maximum efficiency in everything we do and to build strong leaders for the future.

  STRATEGIC PRIORITIES PAGE 10

Oversight Board

Examples of risks

–   Loss of key talent and lack of appropriate succession planning in context of required skill sets for future business needs.

–   Loss of competitive advantage due to an inability to attract and retain Top Talent.

–   Loss of intellectual capital due to poor retention of talent.

Actions taken by management

–   Formal Talent Review process where the Executive Team has accountability for managing talent.

–   Identification of high performing individuals and practices to plan for the succession of key roles.

–   Consistent and robust performance Management process.

–   Development of strategic skills resourcing plan by functional areas.

46	RISK	SMITH & NEPHEW ANNUAL REPORT 2017

 Commercial execution

We continue to make good and strong progress delivering our priorities and are proud of the pace with which our strategic and operational decisions are quickly translated into actions. Effective communication and engagement with our customers are critical to the long-term success of our business. We are confident that we have the right priorities, structures and capabilities across the Group and we acknowledge that only strong and continued execution will keep us ahead of our competitors and best placed to serve our customers. Failure to execute our priorities will impact our ability to continue to grow our business and serve our customers.

Risk Tolerance

In continuing to execute our priorities in an innovative, safe, profitable and compliant way we have a low to moderate tolerance level.

Change from 2016

  Modified Principal Risk in 2017 – previously incorporated into other principal risks

Link to strategy All Strategic Priorities STRATEGIC PRIORITIES PAGE 10	Oversight Board

Examples of risks

–   Failure to adequately execute our strategy from high-level ambition to specific actions to make the ambition a reality.

–   Inability to keep pace with significant product innovation and technical advances to develop commercially viable products.

–   Failure to appropriately adapt our priorities and execution when conditions change meaning that transformational programmes do not deliver the expected outcomes.

–   Failure to engage effectively with our key stakeholders to meet their evolving needs leading to loss of customers.

Actions taken by management

–   Strengthened our commercial platform by creating a global commercial organisation with a remit to drive commercial performance across the Group through sales force excellence and pricing discipline.

–   Newly created Global Research & Development organisation and supporting governance framework.

–   Improved Market Development and Launch Execution – Commitment to ‘win’ profitably in our target markets.

–   Strategic planning process clearly linked to business and Group Risk.

–   Global transformational programmes in place providing agile opportunities for efficiencies, growth and a strengthened competitive position.

DEEP DIVES COMPLETED IN THE YEAR (Group Risk Team/Board and Audit Committee Reviews)

During the year, the risks identified through the ‘bottom up’ and ‘top down’ processes were mapped against each other with the most significant risks forming our Principal Risks. These risks and our tolerance levels were discussed with each member of Executive Committee separately and collectively in August and were presented to the Board during the Strategy Review in September 2017. A further ‘bottom up’ exercise was carried out in November to validate that the risk profile had not significantly changed since the initial exercise in June. No changes were required to our risk profile as a result of this exercise, which was also formally validated by each Accountable Executive.

Throughout 2017, a number of different risk topics were presented to the Board and its Committee and specific ‘Deep Dive’ reviews were also completed by the Group Risk Team as follows.

Board and Audit Committee Deep Dives

Legal, Compliance and Quality

During the year the Ethics & Compliance Committee meetings considers papers from the quality and regulatory, legal and compliance teams. In 2017, the meetings have covered topics including preparation for General Data Protection Regulation (GDPR) in EU, Medical Device Regulations (MDR), FDA & Notified Body Inspection Activities, the Global Quality and Compliance Audit programme, Transactions with Compliance Risks and the outcome of significant Investigations.

Strategic: Research and Development and M&A

The Board has considered a report from the R&D team covering topics/risks in relation to execution, driving high value Innovation Projects and investment in Clinical Evidence and associated strategies to manage these risks. Each Board meeting considers Corporate Development. For 2017, this has focused on the lead up to, and our acquisition of, Rotation Medical. Retrospective reviews have also happened during the year on previous acquisitions compared to the expectations in the deal models.

Manufacturing Operations

Throughout the year, the Board has received presentations from the global operations team with oversight of operational matters, particularly relating to the manufacturing footprint and the risks associated with the current footprint and the proposals to mitigate these risks.

Functional Oversight

The Board and Audit Committee receive regular updates throughout the year from functions such as IT, Tax, Treasury and Financial operations. The Audit Committee also receives an update three times during the year on progress of risk management across the organisation.

IT/Cyber

The Audit Committee received reports on IT and Cyber security, including an assessment of the existing risks and benchmarking against industry standards.

HR

Annual discussion at the Board in relation to talent succession, culture and values.

Group Risk Team Deep Dives

A series of planned ‘Deep Dives’ have been completed in the year across our Business and Product Group Risk Areas, including PICO, Total Knees and ALLEVYN product Groups, Compliance and Europe/Canada Business Areas. These reviews have been newly introduced in 2017 to supplement reports provided to the Board and primarily cover an ‘independent’ assessment of compliance to the expected Risk Management Framework and in particular the adequacy of stated mitigating activities. The results are reported through the Risk Champions and Accountable Executives to the Audit Committee and are tracked and monitored to resolution by the Group Risk Team.

SMITH & NEPHEW ANNUAL REPORT 2017	RISK	47

2018 RISK MANAGEMENT PLAN

Our work will continue in 2018 to evolve and strengthen our approach to managing risks across the organisation, including our business areas and product groups. We will continue to ensure a truly collaborative approach to risk management with risk accountability sitting squarely with management and a proactive Group Risk Function influencing decision making through effective challenge and timely consultation. 2018 will see innovation further driven through a new Global Enterprise Risk Management tool, more regular and sophisticated risk reporting across the organisation and further embedding Risk Appetite into decision making.

2018 RISK MANAGEMENT TIMELINE
Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019
Internal Audit
		– 2019 Risk Based Internal Audit Plan Preparation		– Risk Management Effectiveness Review report to the next Audit Committee
Deep dive risk reviews
Group Risk Team
– Refresh Enterprise Risk management Policy and process – Monthly reports to Executive Committee	– Risk Champion/Owner training – Report to Audit Committee – Monthly reports to Executive Committee	– Facilitate ‘top down’ review process – One to Ones with Executive Committee and Board – Monthly reports to Executive Committee	– Prepare 2019 Enterprise Risk Management Strategy – Prepare Review of Principal Risks – Report to Audit Committee
Business/Product Risk Areas
– Quarterly Risk Review by Senior Leadership Team	– Quarterly Risk Review by Senior Leadership Team – Risk Register refresh and submission to Group Risk Team	– Quarterly Risk Review by Senior Leadership Team	– Quarterly Risk Review by Senior Leadership Team – Risk Register refresh and submission to Group Risk Team annual certification
Executive Committee
		– ‘Top Down’ Review of Principal/Significant Risks	– Approve Principal Risks
Board
– Review of significant risks
Audit Committee
– Review and approval of the Group’s 2017 Risk Management Process and Viability Statement	– Receive report from the Group Risk Team and review Enterprise Risk Management process	– Receive report from the Group Risk Team and review Enterprise Risk Management process	– Review and approve Principal Risks

48	RISK	SMITH & NEPHEW ANNUAL REPORT 2017

OUR VIABILITY STATEMENT

HOW WE ASSESS OUR PROSPECTS

During the year, the Board has carried out a robust assessment of the Principal Risks affecting the Company, particularly those which could threaten the business model. These risks and the actions being taken to manage or mitigate them are explained in detail on pages 42–46 of this Annual Report.

In reaching our Viability Statement conclusion, we have undertaken the following process:

–    The Audit Committee reviewed the Risk Management process at their meetings in February, April, July and November, receiving presentations from the Group Risk function, explaining the processes followed by management in identifying and managing risk throughout the business.

–    In the summer, a series of detailed one-to-one discussions were held with each member of the Executive Committee and the Group Risk Team. In these discussions, the Executives were asked to consider the significant risks which they believed could seriously impact the profitability and future prospects of the Company and the principal risks that would threaten its business model, future performance, solvency or liquidity.

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

–    Throughout the year, a number of deep dives into specific risk areas were conducted by the Group Risk Team, the results of which were presented to and discussed by the Audit Committee.

ASSESSMENT PERIOD

The Board have determined that the three-year period to December 2020 is an appropriate period over which to provide its Viability Statement. This period is aligned to the Group’s Strategic Planning process and reflects the Board’s best estimate of the future viability of the business.

2017 SCENARIOS MODELLED
Scenario 1 – Pricing	Link to Strategy	Link to Principal Risks

–  Pricing and reimbursement pressures or currency exchange volatility (Principal Risk) – leading to a major loss of revenues and profits. Action taken: We have modelled a 1% reduction in annual price growth/decline for each year from 2018.

– Pricing and Reimbursement
Scenario 2 Operational risk

–  Execution risk – our inability to launch new products losing significant market share to the competition. Action taken: We have modelled a 1% reduction in annual volume growth rates each year from 2018.

–  Product liability claims – giving rise to significant claims and legal fees. Action taken: We have modelled a one-off significant product liability claim in 2019.

–  Temporary loss of key production capability – resulting in our inability to manufacture a key product for a period of time. Action taken: We have modelled the loss of a factory, resulting in the loss of production and sales of a key product for two years from 2019.

– New Product Innovation, Design & Development (including Intellectual property) – Commercial Execution
Scenario 3 – Legal regulatory and compliance risks

–  Regulatory measures – impacting our ability to continue to sell key products. Action taken: We have modelled the complete loss of revenue from a key product for each year from 2018.

–  Bribery and corruption claims – giving rise to significant fines. Action taken: We have assumed a one-off significant fine in 2019.

– Legal and Compliance – Quality and Regulatory
Scenario 4 – Cyber security
– Inability to issue invoices or collect money for a period of time. – Action taken: We have modelled one of our key regions being unable to invoice sales and collect cash for one month in 2019.		– Cyber Security
Other

–  Political and economic forces – for example political upheaval, which could cause us to withdraw from a major market for a period of time. Action taken: We have modelled the loss of revenue and profits from a medium sized business due to withdrawal from a market from 2019.

– Business Continuity and Business Change

SMITH & NEPHEW ANNUAL REPORT 2017	RISK	49

SCENARIO TESTING

For the purpose of testing the viability of the Company, we have undertaken a robust scenario assessment of the principal risks and some other risks, which could threaten the viability or existence of the Company. These have been modelled as follows:

In carrying out scenario modelling of the principal and significant risks on the previous page we have also evaluated the impact of a severe but plausible combination of these risks actually occurring over the three-year period. We have considered and discussed a report setting out the terms of our current financing arrangements and potential capacity for additional financing should this be required in the event of one of the scenarios modelled occurring.

We are satisfied that we have robust mitigating actions in place as detailed on pages 42–46 of this Annual Report. We recognise, however, that the long-term viability of the Company could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less effective than intended.

VIABILITY STATEMENT

Having assessed the principal risks, the Board has determined that we have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2018. In our long-term planning we consider horizons of both five and ten years. However, as most of our efforts are focused on the coming three years, we have chosen this period when considering our viability.

Our conclusion is based on our current Strategic Plan approved by the Board in January 2018, having regard to longer-term strategic intentions, yet to be formulated in detail. However, we operate in a changing marketplace, which might cause us to adapt our Strategic Plans. In responding to changing external conditions, we will continue to evaluate any additional risks involved which might impact the business model.

By order of the Board, on 22 February 2018

Susan Swabey

Company Secretary

50	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

OUR BOARD OF DIRECTORS

A DIVERSE BOARD

ROBERTO QUARTA (68)

Chairman

Joined the Board in December 2013 and appointed Chairman following election by shareholders at the 2014 Annual General Meeting. He was also appointed Chairman of the Nomination & Governance Committee and a Member of the Remuneration Committee on that day.

Career and experience

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career as a manager trainee at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc, where he was a divisional Chief Executive. Between 1985 and 1989 he was Executive VP of Hitchiner Manufacturing Co., Inc. He returned to BTR plc in 1989 as Divisional Chief Executive, where he was appointed to the main board. From here he moved to BBA Aviation plc, as CEO and then as Chairman, until 2007. He has held several board positions, including NED of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous Chairmanships include Italtel SpA, Rexel S.A., IMI plc and SPIE SA. He is currently Chairman of WPP plc. He is a partner at Clayton Dubilier & Rice and a former member of the Investment Committee of Fondo Strategico Italiano S.p.A.

Skills and competencies

Roberto’s career in private equity brings valuable experience to Smith & Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and chairman of a number of UK and international companies. Since his appointment as Chairman in April 2014, he has conducted a comprehensive review into the composition of the Board and its Committees, and conducted the search for new Non-Executive Directors, resulting in the appointment of Vinita Bali in 2014, Erik Engstrom and Robin Freestone in 2015, Angie Risley and Marc Owen during 2017, and Roland Diggelmann so far in 2018.

Nationality

    American/Italian

OLIVIER BOHUON (59)

Chief Executive Officer

Joined the Board and was appointed Chief Executive Officer in April 2011. Olivier has announced his intention to retire by the end of 2018.

Career and experience

Olivier holds a doctorate in Pharmacy from the University of Paris and an MBA from HEC, Paris. He started his career in Morocco with Roussel Uclaf S.A. and then, with the same company, held a number of positions in the Middle East with increasing levels of responsibility. He joined Abbott in Chicago as head of their anti-infective franchise with Abbott International before becoming Pharmaceutical General Manager in Spain. He subsequently joined GlaxoSmithKline plc, rising to Senior Vice President & Director for European Commercial Operations. He then re-joined Abbott as President for Europe, became President of Abbott International (all countries outside of the US), and then President of their Pharmaceutical Division. He joined Smith & Nephew from Pierre Fabre, where he was Chief Executive.

Skills and competencies

Olivier has extensive international healthcare leadership experience within a number of significant pharmaceutical and healthcare companies. His global experience provides the skillset required to innovate a FTSE 100 company with a deep heritage and provide inspiring leadership. He is a NED of Virbac Group and Shire plc, where he is also a member of the Remuneration Committee and the Nomination & Governance Committee and will be appointed Senior Independent Director on 25 April 2018.

Nationality

     French

GRAHAM BAKER (49)

Chief Financial Officer

Joined the Board as Chief Financial Officer on 1 March 2017 and elected by shareholders on 6 April 2017.

Career and experience

Graham holds an MA degree in Economics from Cambridge University and qualified as a Chartered Accountant and Chartered Tax Adviser with Arthur Andersen. In 1995, he joined AstraZeneca PLC where he worked for 20 years, holding multiple senior roles, including Vice President Finance & Chief Financial Officer, North America (2008‑2010), Vice President, Global Financial Services (2010‑2013) and Vice President, Finance, International (2013‑2015) with responsibility for all emerging markets. Most recently, Graham was Chief Financial Officer of generic pharmaceuticals company Alvogen.

Skills and competencies

Graham has deep sector knowledge and has had extensive exposure to established and emerging markets which is extremely relevant to his role at Smith & Nephew. He has a strong track record of delivering operational excellence and has relevant experience across major finance roles and geographic markets, leading large teams responsible for significant budgets.

Nationality

     British

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	51

VINITA BALI (62)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in December 2014 and Member of the Remuneration Committee and Ethics & Compliance Committee.

Career and experience

Vinita holds an MBA from the Jamnalal Bajaj Institute of Management Studies, University of Bombay and a BA in Economics from the University of Delhi. She commenced her career in India with a Tata Group Company, and then joined Cadbury India, subsequently working with Cadbury Schweppes plc in the UK, Nigeria and South Africa. She has held a number of senior global positions in marketing and general management at The Coca-Cola Company based in the US and South America, becoming President of the Andean Division in 1999 and VP, Corporate Strategy in 2001. In 2003, she joined Zyman Group, LLC, a US based consultancy, as Managing Principal. Vinita was MD and CEO of Britannia Industries Limited, a leading Indian publicly listed food company from 2005 to 2014. Currently, Vinita is NED of Syngene International Limited, Titan Company Ltd, Bunge Limited and CRISIL India (a Standard & Poor Company). She is also Chair of the board of Global Alliance for Improved Nutrition and a member of the Advisory Board of PwC India.

Skills and competencies

Vinita has an impressive track record of achievement with blue-chip global corporations in multiple geographies including India, Africa, South America, US and UK, all key markets for Smith & Nephew. Additionally, her strong appreciation of customer service and marketing brings deep insight as we continue to develop innovative ways to serve our markets and grow our business.

Nationality

     Indian

IAN BARLOW (66)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in March 2010, Chairman (now Member) of the Audit Committee in May 2010, Member of the Ethics & Compliance Committee in October 2014 and Senior Independent Director and Member of the Nomination & Governance Committee on 6 April 2017.

Career and experience

Ian is a Chartered Accountant with considerable financial experience both internationally and in the UK. He was a Partner at KPMG, latterly Senior Partner, London, until 2008. At KPMG, he was Head of UK tax and legal operations. Previously he was Chairman of WSP Group plc, and is currently NED and Chairman of the Audit Committees of The Brunner Investment Trust PLC, Foxtons Group plc and Urban&Civic plc.

Skills and competencies

Ian’s longstanding financial and auditing career and extensive board experience add value to his role as a member of the Audit Committee. As a member of the Ethics & Compliance Committee, he has managed to co-ordinate an oversight role of both Committees. This has been invaluable when commencing his role as Senior Independent Director with effect from 6 April 2017. Ian’s first board evaluation is discussed in the corporate governance statement.

Nationality

     British

THE RT. HON BARONESS VIRGINIA BOTTOMLEY OF NETTLESTONE DL (69)

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

Nationality

     British

52	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

ERIK ENGSTROM (54)

Independent Non-Executive Director

Appointed Independent Non-Executive Director on 1 January 2015 and Member of the Audit Committee.

Career and experience

Erik is a graduate of the Stockholm School of Economics (BSc) and of the Royal Institute of Technology in Stockholm (MSc). In 1988, he graduated with an MBA from Harvard Business School as a Fulbright Scholar. Erik commenced his career at McKinsey & Company and then worked in publishing, latterly as President and COO of Random House Inc. and as President and CEO of Bantam Doubleday Dell, North America. In 2001, he moved on to be a partner at General Atlantic Partners, a private equity investment firm. Between 2004 and 2009, he was CEO of Elsevier, the division specialising in scientific and medical information and then from 2009 CEO of RELX Group.

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

Nationality

     Swedish

ROBIN FREESTONE (59)

Independent Non-Executive Director

Appointed Independent Non-Executive Director and Member of the Audit Committee and the Remuneration Committee on 1 September 2015 and Chairman of the Audit Committee on 6 April 2017.

Career and experience

Robin graduated with a BA in Economics from The University of Manchester and later qualified and commenced his career as a Chartered Accountant at Deloitte. He has held a number of senior financial positions throughout his career, including at ICI plc, Henkel Ltd and at Amersham plc. Robin was the Deputy CFO and then later the CFO of Pearson plc between 2006 and August 2015, where he was heavily involved with the transformation and diversification of Pearson. He was previously NED at eChem Ltd, Chairman of the 100 Group and Senior Independent Director and Chairman of the Audit Committee of Cable & Wireless Communications plc. Robin is a NED and Chairman of the Audit Committee at Moneysupermarket.com Group plc and Michael Kors Holdings Ltd. Robin became Chair of the ICAEW Corporate Governance Advisory Group in 2017.

Skills and competencies

Robin has been a well-regarded FTSE 100 CFO who has not only been heavily involved with transformation and diversification, but also the healthcare industry at Amersham, where his acquisition experience will be of value to Smith & Nephew as it continues to grow globally and in different markets. He brings financial expertise and insight as Chairman of the Audit Committee and an understanding of how to attract and retain talent in a global business as a member of the Remuneration Committee.

Nationality

     British

MICHAEL FRIEDMAN (74)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in April 2013 and Chairman of the Ethics & Compliance Committee in August 2014.

Career and experience

Michael graduated with a Bachelor of Arts degree, magna cum laude from Tulane University and a Doctorate in Medicine from the University of Texas Southwestern Medical Center. He completed postdoctoral training at Stanford University and the National Cancer Institute, and is board certified in Internal Medicine and Medical Oncology. In 1983, he joined the Division of Cancer Treatment at the National Cancer Institute and went on to become the Associate Director of the Cancer Therapy Evaluation Program. Michael was most recently CEO of City of Hope in California, and also served as Director of the institution’s cancer centre and held the Irell & Manella Cancer Center Director’s Distinguished Chair. He was formerly Senior VP of research, medical and public policy for Pharmacia Corporation and also Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration (FDA). He has served on a number of boards in a non-executive capacity, including Rite Aid Corporation. Currently, Michael is a NED of Celgene Corporation, MannKind Corporation and Intuitive Surgical, Inc.

Skills and competencies

Michael understands the fundamental importance of research, which is part of Smith & Nephew’s value creation process. His varied experience in both the public and private healthcare sectors have given him a deep insight and a highly respected career. In particular his work with the FDA and knowledge relating to US compliance provides the skillset required to Chair the Ethics & Compliance Committee.

Nationality

     American

JOSEPH PAPA (62)

Independent Non-Executive Director

Appointed Independent Non-Executive Director in August 2008 and Chairman of the Remuneration Committee in April 2011, Member of the Audit Committee and Ethics & Compliance Committee.

Joe will be retiring from the Board at the Annual General Meeting on 12 April 2018 and will not stand for re-election.

Nationality

     American

Career and experience

Joe graduated with a Bachelor of Science degree in Pharmacy from the University of Connecticut and MBA from Northwestern University’s Kellogg Graduate School of Management. In 2012, he received an Honorary Doctor of Science degree from the University of Connecticut School of Pharmacy. He began his career at Novartis International AG as an Assistant Product Manager and eventually rose to VP, Marketing, having held senior positions in both Switzerland and US. He moved on to hold senior positions at

Searle Pharmaceuticals and was later President & COO of DuPont Pharmaceuticals and later Watson Pharma, Inc. He was previously Chairman and CEO of Cardinal Health, Inc. and Chairman and CEO of Perrigo Company plc from 2006 to April 2016. Joe was appointed Chairman and CEO of Valeant Pharmaceuticals International, Inc. in May 2016.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	53

MARC OWEN (58)

Independent Non-Executive Director

Appointed Independent Non-Executive Director and Member of the Audit Committee on 1 October 2017. To be appointed Member of the Ethics & Compliance Committee on 1 March 2018.

Career and experience

Marc graduated from Oxford University with a BA and BCL in Law. In 1984 he was called to the Bar, following four years at Corpus Christi College Cambridge as a fellow and director of studies in law. He decided upon a corporate career and undertook an MBA at Stanford University. Marc commenced his healthcare and technology career at McKinsey & Company where he progressed to senior partner and eventually a founding partner of McKinsey’s Business Technology Office. In September 2001, Marc joined McKesson Corporation and served as Executive Vice President and member of the Executive Committee. He delivered strategic objectives and led over 40 acquisitions and divestments over a 10‑year period. In late 2011 he headed Mckesson Speciality Health, which operates over 130 cancer centres across the US and provides services including market intelligence, supply chain services, patient access to therapy, provider and patient engagement and clinical trial support. His final executive role came in 2014 where he was appointed Chairman of the European Management Board at Celesio AG. He retired in March 2017 once he had improved operations, set the strategy and recruited his successor.

Skills and competencies

Marc is a proven leader with an astute, strategic vision, capable of building significant international healthcare businesses. He has strong commercial healthcare expertise which the Board values deeply following the pending retirement of Joseph Papa at the 2018 Annual General Meeting.

Nationality

     British

ANGIE RISLEY (59)

Independent Non-Executive Director

Appointed Independent Non-Executive Director and Chairman Elect of the Remuneration Committee on 18 September 2017.

Career and experience

After graduating from Exeter University, and completing a 1‑year personnel management programme, Angie joined the United Biscuits graduate scheme. After working in various different HR roles she joined Pizza Hut (UK) Ltd as Human Resources Director, a joint venture between PepsiCo and Whitbread plc. After five years she joined Whitbread, becoming Executive Director on the plc board responsible for HR and Corporate Social Responsibility in 2004. Between 2007–2013 she was the Group HR Director for Lloyds Banking Group, joining J Sainsbury plc as Group HR Director in January 2013. Over the years, Angie has been a member of the Low Pay Commission and has held a number of non-executive directorships with Biffa plc, Arriva plc and Serco Group plc. She was a member of the Remuneration Committees at Arriva plc and Biffa plc and Chairman of the Remuneration Committee at Serco Group plc. She is also a NED on the Sainsbury’s Bank Board.

Skills and competencies

Angie is a well-regarded FTSE 100 Human Resources Director, proven NED and Remuneration Committee Chairman. She has gained experience in a wide range of sectors, including a regulated environment. This diversity of experience is welcomed by the Board and the Remuneration Committee. Angie is also additional resource and sounding board for our own internal Human Resources function.

Nationality

     British

ROLAND DIGGELMANN (51)

Independent Non-Executive Director

To be appointed Non-Executive Director and Member of the Audit Committee on 1 March 2018.

Careers and experience

Roland studied Business Administration at the University of Berne. In 1995, he joined Sulzer AG as Manager Strategic Planning and progressed into further senior roles over the years until his appointment as Executive Vice President, Sales Europe and Asia Pacific from 2002 to 2004 for Sulzer Medica (later known as Centerpulse). Roland joined Zimmer Group in 2004, in the role of Managing Director of Zimmer Japan and then later in 2006 as Senior Vice President, EMEA until 2008. Roland joined Roche Diagnostics in 2008 as president of Asia Pacific before his current appointment as the Chief Executive Officer of the Diagnostics Division of F. Hoffmann-La Roche Ltd.

Skills and experience

Having spent his whole career in medical devices, with 12 years at Sulzer and Zimmer, Roland brings an in-depth knowledge of the medical device industry and healthcare environment which will be of great value to Smith & Nephew, in particular following the retirement of Joseph Papa from the Board at the Annual General Meeting on 12 April 2018.

Nationality

     Swiss

SUSAN SWABEY (56) Company Secretary Appointed Company Secretary in May 2009. Nationality British

Skills and experience

Susan has over 30 years’ experience as a Company Secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered board support, corporate governance, corporate transactions, group risk management, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is a member of the CBI Companies Committee and is a frequent speaker on corporate governance and related matters. She is also Chairman of the Board of Trustees of ShareGift, the share donation charity and a member of the Financial Reporting Council Lab Steering Group.

54	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

OUR LEADERSHIP

A  STRONG TEAM

Olivier Bohuon is supported in the day-to-day management of the Group by a strong team of Executive Officers.

GRAHAM BAKER (49)

Chief Financial Officer

Joined the Board as Chief Financial Officer on 1 March 2017. Graham holds an MA degree in Economics from Cambridge University and qualified as a Chartered Accountant and Chartered Tax Adviser with Arthur Andersen. He is based in London, UK.

Skills and competencies

Graham has deep sector knowledge and has had extensive exposure to established and emerging markets which is extremely relevant to his role at Smith & Nephew. He has a strong track record of delivering operational excellence and has relevant experience across major finance roles and geographic markets, leading large teams responsible for significant budgets.

Nationality

     British

GLENN WARNER (55)

President, US

Joined Smith & Nephew in June 2014 with responsibility for Advanced Wound Management’s global franchise strategy, marketing and product development, as well as its US commercial business. With effect from 1 January 2016, Glenn became the President of Smith & Nephew’s US business responsible for all the US commercial business. He is based in Fort Worth, US.

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

Nationality

     American

RODRIGO BIANCHI (58)

President, International Markets

Joined Smith & Nephew in July 2013 with responsibility for Greater China, India, Russia, Asia, Middle East and Africa, focusing on continuing our strong momentum in these regions. With effect from 1 January 2016, Rodrigo also became responsible, for the Latin American, Australian, New Zealand and Japanese markets. His role was further expanded in May 2017, when he became responsible for oversight of the markets in Europe and Canada. He is based in Dubai, UAE.

Skills and experience

Rodrigo’s experience in the healthcare industry includes 26 years with Johnson & Johnson in progressively senior roles. Most recently, he was Regional Vice President for the Medical Devices and Diagnostics division in the Mediterranean region and prior to that President of Mitek and Ethicon, Inc. He started his career at Procter & Gamble Italy.

Nationality

     Italian

BRAD CANNON (50)

Chief Marketing Officer

Joined Smith & Nephew in 2012 and became President, Europe and Canada in March 2016. On 1 September 2017, he became Chief Marketing Officer. He is based in Andover, US.

Skills and experience

Brad was most recently President, Europe and Canada, where he successfully led the commercial business in those regions. Before that, he was President of Global Orthopaedic Franchises, leading Smith & Nephew’s Reconstruction, Endoscopy, Trauma and Extremities businesses. Prior to Smith & Nephew, Brad worked in medtronic’s Spine and Biologics division. From 2009, he was responsible for Medtronic’s Spine International division and held positions heading US sales and global commercial operations. Brad is a graduate of Washington and Lee University, and the Wharton School of Business at the University of Pennsylvania.

Nationality

     American

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	55

CATHY O’ROURKE (45)

Chief Legal Officer

Joined Smith & Nephew in February 2013 as Assistant General Counsel – Litigation & Investigations and became Chief Legal Officer in May 2017. Cathy heads up the Global Legal function and is based in Andover, US.

Skills and experience

Prior to joining Smith & Nephew, Cathy spent 11 years of her career with Davis Polk & Wardwell LLP. Cathy earned her Juris Doctorate in Law from Harvard University.

Nationality

     American

MATTHEW STOBER (50)

President, Global Operations

Joined Smith & Nephew in October 2015 with responsibility for global manufacturing, supply chain, distribution, quality assurance, regulatory affairs, direct procurement, and manufacturing IT optimisation. He is based in Andover, US.

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

Nationality

     American

VASANT PADMANABHAN (51)

President of Research & Development

Joined Smith & Nephew in August 2016 and is responsible for Research and Innovation, New Product Development, Safety Affairs, Clinical Affairs, Medical Device/Pharmacovigilance and Clinical Operations. He is based in Andover, US.

Skills and experience

Vasant brings extensive experience in R&D and technology. Prior to Smith & Nephew, Vasant was Senior Vice President of Technical Operations at Thoratec Corporation, a leader in mechanical circulatory support solutions for the treatment of heart failure. In this role, he provided leadership to a 600 member team, with responsibility for global R&D, Program Management, Operations and Quality.Prior to Thoratec, Vasant had an 18 year career at Medtronic, starting as a Staff Scientist and, progressing through more senior roles, ultimately becoming Vice President of Product Development for the Implantable Defibrillator Business.Vasant holds a Ph.D degree in Biomedical Engineering from Rutgers University, USA and an MBA degree from the Carlson School of Management, Minnesota.

Nationality

     American

CYRILLE PETIT (47)

Chief Corporate Development Officer and President, Global Business Services

Joined Smith & Nephew in May 2012 and leads the Corporate Development function and from October 2015 the Global Business Services. He is based in London, UK.

Skills and experience

Cyrille spent the previous 15 years of his career with General Electric Company, where he held progressively senior positions beginning with GE Capital, GE Healthcare and ultimately as the General Manager, Global Business Development of the Transportation Division. Cyrille began his career in investment banking at BNP Paribas and then Goldman Sachs.

Nationality

     French

ELGA LOHLER (50)

Chief Human Resources Officer

Joined Smith & Nephew in January 2002 and became Chief Human Resources Officer in December 2015. Elga leads the Global Human Resources, Internal Communication and Sustainability Functions. She is based in London, UK.

Skills and experience

Prior to being appointed as Chief Human Resources Officer, Elga held progressively senior positions in Human Resources at Smith & Nephew in Wound Management, Operations, Corporate Functions and Group. Elga has more than 25 years’ Human Resources experience.

Nationality

     American/South African

56	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

OVERVIEW

COMMITTED TO THE HIGHEST STANDARDS
OF CORPORATE GOVERNANCE

We maintain these standards through a clear definition of our roles, continuing development and evaluation and accountability through the work of the Board Committees.

LEADERSHIP	EFFECTIVENESS

The Board sets the tone at the top of the Company through:

– A clear definition of the roles of the individual members of the Board.

– A comprehensive corporate governance framework.

– Defined processes to ensure the independence of Directors and the management of conflicts of interest.

The Board carries out its duties through:

– Regular meetings focusing on the oversight of strategy, risk (including viability) and succession planning.

– An annual review into the effectiveness of the Board.

– A comprehensive programme of development activities throughout the year.

Read more about our Board’s Leadership on pages 57– 60	Read more about our Board’s Effectiveness on pages 61–65

ACCOUNTABILITY	REMUNERATION

The Board delegates some of its detailed work to the Board Committees:

– Each Committee meets regularly and reports back to the Board on its activities.

– The terms of reference of each Committee may be found on the Company’s website at www.smith-nephew.com.

– A report from the Chairman of each Committee is included in this Annual Report.

The Remuneration Committee ensures that there is a formal and transparent process for determining and reporting on the pay of our Executive Directors:

– The Remuneration Policy was approved by shareholders at the 6 April 2017 Annual General Meeting.

– The Committee ensures that: performance measures are linked to our strategic priorities; there is alignment between executive and shareholder interests; and our arrangements are simple to understand.

Read more about our Board’s Accountability on pages 66–78	Read more about our Board’s Remuneration on pages 79–105

The Board is committed to the highest standards of corporate governance and we comply with all the provisions of the UK Corporate Governance Code 2016 (the Code). The Company’s American Depositary Shares are listed on the New York Stock Exchange (NYSE) and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC and have no significant differences to report between the UK and US corporate governance standards. We shall explain in this Corporate Governance Statement and in the reports on the Audit Committee, the Nomination & Governance Committee, the Ethics & Compliance Committee and the Remuneration Committee, how we have applied the provisions and principles of the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure & Transparency Rules (DTRs) and the Code throughout the year. The Code can be found at https://www.frc.org.uk/getattachment/ca7e94c4-b9a9-49e2-a824-ad76a322873c/UK-Corporate-Governance-Code-April-2016.pdf

The Directors’ Report comprises pages 6, 16-17, 25-28, 33-39, 42-78, 107, 140-142, 158 and pages 171-193 of the Annual Report.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	57

COMPOSITION & ROLES

LEADERSHIP

COMPOSITION OF BOARD AS AT 31 DECEMBER 2017

We believe the Board’s composition gives us the necessary balance of diversity, skills experience, independence and knowledge to ensure we continue to run the business effectively and deliver sustainable growth.

Diversity		Gender		Years of service		Ethnicity

A EXECUTIVE	2	A MALE	9	A LESS THAN ONE YEAR	3	A WHITE	11
B NON-EXECUTIVE	9	B FEMALE	3	B ONE TO THREE YEARS	2	B ASIAN	1
C CHAIRMAN	1			C THREE TO SIX YEARS	4
				D SIX TO NINE YEARS	2
				E OVER NINE YEARS	1

The Nomination & Governance Committee uses the following matrix when considering succession planning and future Board composition to ensure a balanced Board:

CEO	Financial	International	Healthcare/ Medical Devices	Emerging market
5 members of the Board are either current or recent CEOs	5 members of the Board have recent and relevant financial experience	7 members of the Board have international experience	5 members of the Board have different levels of experience within the Healthcare industry. The Board’s medical devices experience will be strengthened with the appointment of Roland Diggelmann	2 members of the Board have Emerging Market experience
UK Governance	Remuneration	Gender	Ethnic	Other
8 members of the Board have considerable experience of working in a UK listed environment and 6 members of the Board have experience of the US listed environment	5 members of the Board have Remuneration Committee experience within a UK listed context	9 members of the Board are male and 3 are female	11 members of the Board are white and 1 is Asian ethnicity	Various Board members bring experiences in a variety of fields including customer focus, investment markets, government affairs, digital and corporate social responsibility

CHANGES TO THE BOARD

During the year to 31 December 2017 and since the year end, there were the following changes to the Board:

–    Julie Brown retired from the Board as Chief Financial Officer on 11 January 2017.

–    Graham Baker joined the Board as Chief Financial Officer on 1 March 2017.

–    Brian Larcombe retired from the Board on 6 April 2017.

–    Robin Freestone was appointed Chairman of the Audit Committee, succeeding Ian Barlow on 1 March 2017.

–    Ian Barlow was appointed Senior Independent Director, succeeding Brian Larcombe on 6 April 2017.

–    Angie Risley was appointed Non-Executive Director and Member and Chairman Elect of the Remuneration Committee on 18 September 2017.

–    Marc Owen was appointed Non-Executive Director and Member of the Audit Committee on 1 October 2017. He will become a Member of the Ethics & Compliance Committee on 1 March 2018.

–    Roland Diggelmann will join the Board as an additional Non-Executive Director and Member of the Audit Committee with effect from 1 March 2018.

58	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

RESPONSIBILITY & ACTIVITY

LEADERSHIP

ROLE OF DIRECTORS

Whilst we all share collective responsibility for the activities of the Board, some of our roles have been defined in greater detail. In particular, the roles of the Chairman and the Chief Executive Officer are clearly defined.

The roles of the Chairman, Non-Executive Directors, Senior Independent Director, Chief Executive Officer, Chief Financial Officer and the Company Secretary are defined as follows:

Chairman

–  Building a well-balanced Board.

–  Chairing Board meetings and setting Board agendas.

–  Ensuring effectiveness of the Board and enabling the annual review of effectiveness.

–  Encouraging constructive challenge and facilitating effective communication between Board members.

–  Promoting effective Board relationships.

–  Ensuring appropriate induction and development programmes.

–  Ensuring effective two-way communication and debate with shareholders and stakeholders.

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

–  Recommending the annual budget and long-term strategic and financial plan.

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

–  Available to shareholders and stakeholders on matters which cannot otherwise be resolved.

–  Leading the annual evaluation into the Board’s effectiveness.

–  Leading the search for a new Chairman, if necessary.

Company Secretary

–  Advising the Board on matters of corporate governance.

–  Supporting the Chairman and Non-Executive Directors.

–  Point of contact for investors on matters of corporate governance.

–  Ensuring good governance practices at Board level and throughout the Group.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	59

CORPORATE GOVERNANCE FRAMEWORK

The Board is responsible to shareholders for approving the strategy of the Group, for overseeing the performance of the Group and evaluating and monitoring the management of risk.

Each member of the Board has access, collectively and individually, to the Company Secretary and is also entitled to obtain independent professional advice at the Company’s expense, should they decide it is necessary in order to fulfil their responsibilities as Directors.

The Board delegates certain matters, as follows, to Board Committees, consisting of members of the Board:

BOARD

Audit
Committee

Provides independent assessment of the financial affairs of the Company, reviews financial statements and controls oversight of the risk management process and key risks, such as cyber security. Manages use of internal and external auditors.

	Remuneration Committee Determines Remuneration Policy and packages for Executive Directors and Executive Officers, having regard to pay across the Group.	Nomination & Governance Committee Reviews size and composition of the Board, succession planning, diversity and governance matters.	Ethics & Compliance Committee Reviews and monitors ethics and compliance, quality and regulatory matters across the Group.	Ad hoc committees Ad hoc committees may be established to review and approve specific matters or projects.
Read more on page 71	Read more on page 79	Read more on page 66	Read more on page 69

The Board delegates the day-to day running of the business to Olivier Bohuon, Chief Executive Officer, who is assisted in his role by the Executive Committee comprising the Executive Officers who are shown on pages 54–55 and certain other senior executives. The governance framework below outlines the Executive Committee arrangements as follows:

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

			Regional leadership meetings Regional management through committees to drive regional performance.	Functional leadership meetings Functional leadership teams to drive functional performance.

Finance & Banking Committee Approves banking and treasury matters, guarantees, Group structure changes relating to mergers, acquisitions and disposals.	Disclosures Committee Approves release of communications to investors and Stock Exchanges.	Mergers & Acquisitions Council Oversees Corporate Development Strategy, monitors status of transactions and approves various stages in merger, acquisition and disposal process.	Group Risk Committee Reviews risk registers and risk management programme.	Group Ethics & Compliance Committee Reviews compliance matters and country business unit or function compliance reports.

Diversity & Inclusion Council Implements strategies to promote diversity and inclusion.	Global Benefits Committee Oversees all policies and processes relating to pensions and employee benefit plans.	Health, Safety & Environment Committee Oversees health, safety and environmental matters.	IT Governance Board Oversees IT and cyber security.

60	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

LEADERSHIP

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

More importantly, each of our Non-Executive Directors are prepared to question and challenge management, to request more information and to ask the difficult questions. They insist on robust responses both within the Boardroom and, sometimes, between meetings. The Chief Executive Officer is open to challenge from the Non-Executive Directors and uses this positively to provide more detail and to reflect further on issues.

MANAGEMENT OF CONFLICTS OF INTEREST

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 22 February 2018.

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

OUTSIDE DIRECTORSHIPS

We encourage our Executive Directors to serve as Non-Executive Directors of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director. Olivier Bohuon is a Non-Executive Director of Shire plc and of Virbac Group. Olivier Bohuon discussed his external roles with the Chairman prior to accepting these appointments and the Chairman was satisfied that he had the capacity for the time commitment required.

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

The Executive Directors also meet regularly with institutional investors to discuss the Company’s business and financial performance both at the time of the announcement of results and at industry investor events. During 2017, the Executive Directors held meetings with institutional investors, including investors representing approximately 48% of the Company’s share capital. Other topics discussed included strategy, market trends, reimbursement and regulatory changes, relevant macro-economic and political impacts on the business and the acquisition of Rotation Medical, Inc.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	61

EFFECTIVENESS

During the early part of 2017, the Chairman, Roberto Quarta, held 17 meetings and telephone calls with investors holding approximately 22% of the Company’s share capital. They discussed a range of topics including the performance of the Company during 2016, our strategic priorities, the structure of the Board, succession planning at Board and Executive level, diversity, the capital allocation framework and recent acquisitions.

Towards the end of 2017, Joseph Papa, the Chairman of the Remuneration Committee, took the opportunity of introducing Angie Risley, who will be succeeding him as Chairman of the Remuneration Committee on 12 April 2018, to eight of our key institutional shareholders holding around 15% of our share capital. They discussed the changes made to our remuneration policy, which were approved by shareholders at the 2017 Annual General Meeting and how the policy was being implemented. As well as giving shareholders the opportunity to meet Angie Risley, they also discussed the broad structure of remuneration arrangements proposed for the new Chief Executive Officer to be appointed following the retirement of Olivier Bohuon by the end of 2018. At the time of these meetings, there was no specific candidate identified as successor to Olivier Bohuon. They also discussed current trends and developments in executive remuneration.

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

PURCHASE OF ORDINARY SHARES

In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled as stated in Note 19.2 of the accounts on page 157.

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

62	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

EFFECTIVENESS

Risk – Overseeing the Group’s risk management programme. – Regularly reviewing the risk register. – Overseeing risk management processes (see pages 40 and 41 for further details).

Shareholder communications

–  Approving preliminary announcement of annual results, the publication of the Annual Report, the half-yearly report, the quarterly Trading Reports, the release of price sensitive announcements and any listing particulars, circulars or prospectuses.

–  Approving the Sustainability Report.

–  Maintaining relationships and continued engagement with shareholders.

Providing advice – Using experience gained within other companies and organisations to advise management both within and between Board meetings.

The Schedule of Matters Reserved to the Board describes the role and responsibilities of the Board more fully and can be found on our website at www.smith-nephew.com.

BOARD TIMETABLE 2017

FEBRUARY

Early February

Approval of Preliminary Announcement

–  Reviewed the results for the full year 2016 and the preliminary announcement and approved the final dividend to be recommended to shareholders for approval.

–  Reviewed and approved the annual risk management report.

–  Received updates on the progress of certain acquisitions over the past five years.

–  Reviewed the results of the review into the effectiveness of the Board in 2016 and agreed action points for 2017.

–  Reviewed and accepted that fees paid to Non-Executive Directors should remain unchanged.

Late February (via voice conference)

Approval of Financial Statements

–  Reviewed and approved the Annual Report and Accounts for 2016, having determined that they were fair, balanced and understandable.

–  Reviewed and approved the Notice of Annual General Meeting and related documentation.

–  Approved the Budget for 2017 and the Strategic Plan for 2017‑2021.

APRIL

–  Received a review of recent acquisitions.

–  Received an update on global operations.

–  Reviewed the work of the Government Affairs function.

–  Approved the Sustainability Report.

–  Prepared for the Annual General Meeting to be held later that day.

MAY

(via voice conference)

–  Reviewed the results for the first quarter 2017 and approved the Q1 Trading Report announcement.

JUNE

(via voice conference)

–  Approved the appointment of Angie Risley as Non-Executive Director.

JULY

(in Hull, UK)

–  Reviewed the results for the first half 2017 and approved the H1 announcement, having considered management’s judgement in a number of areas, and approved payment of the interim dividend.

–  Received and considered a report analysing the progress in Research and Development.

–  Received and discussed the annual review of Group Insurances.

–  Discussed the strategy review agenda for September 2017.

SEPTEMBER

(in Tokyo, Japan)

Strategy Review

–  Conducted review of corporate strategy for 2018‑2022.

–  Reviewed the implications, risks and opportunities of the Medical Devices regulations.

–  Approved the renewal of the directors’ and officers’ liability Insurance.

NOVEMBER

Early November (in Dubai, UAE)

Approval of Q3 Trading Report

–  Reviewed the results for the third quarter 2017 and approved the Q3 Trading Report announcement.

–  Received a follow up from Executive Officers from the Strategy Review in Tokyo in September.

–  Received an update from Rodrigo Bianchi on the APAC/EM (Asia Pacific and Emerging Markets) business.

–  Discussed the annual executive talent review.

Late November

Approval of Budget

–  Reviewed the Budget for 2018.

–  Received a review of the activities of Global Business Services.

–  Received updates from Glenn Warner on the US Business.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	63

In addition various matters were determined by written resolution, including accepting notice of the intention to retire of Olivier Bohuon as Chief Executive Officer and authorising the execution of certain agreements. Since the year end, we have also approved the Annual Report and Accounts for 2017 and have concluded that, taken as a whole, they are fair, balanced and understandable. We have approved the Notice of Annual General Meeting, recommended the final dividend to shareholders and have received and discussed the report on the effectiveness of the Board in 2017.

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

BOARD AND COMMITTEE ATTENDANCE

Director	Board Member since	Board meetings (9 meetings)	Audit Committee meetings (7 meetings)	Remuneration Committee meetings (7 meetings)	Nomination & Governance Committee meetings (8 meetings)	Ethics & Compliance Committee meetings (4 meetings)
Roberto Quarta¹	December 2013	9/9	–	6/7	8/8	–
Olivier Bohuon	April 2011	9/9	–	–	–	–
Graham Baker²	1 March 2017	7/7	–	–	–	–
Vinita Bali³	December 2014	7/9	–	6/7	–	4/4
Ian Barlow	March 2010	9/9	7/7	–	6/6	4/4
Virginia Bottomley	April 2012	9/9	–	7/7	8/8	–
Erik Engstrom⁴	January 2015	9/9	6/7	–	–	–
Robin Freestone	September 2015	9/9	7/7	7/7	–	–
Michael Friedman	April 2013	9/9	–	–	–	4/4
Joseph Papa	August 2008	9/9	7/7	7/7	–	4/4
Marc Owen⁵	1 October 2017	2/2	2/2	–	–	–
Angie Risley⁶	18 September 2017	3/3	–	3/3	–	–
Brian Larcombe⁷	March 2002	3/3	3/3	3/3	2/2	–

1    Roberto Quarta missed one Remuneration Committee meeting call convened on short notice. He had signified his approval of the matters being discussed to the Remuneration Committee Chairman prior to the meeting.

2   Graham Baker was appointed on 1 March 2017 and attended all his scheduled meetings to 31 December 2017.

3    Vinita Bali missed one Board call and one Remuneration Committee meeting on the same day, due to a prior commitment and one Board call convened on short notice. In each case, she had signified her approval of the matters being discussed to the Chairman prior to the meeting.

4    Erik Engstrom missed one Audit Committee meeting in Hull, which clashed with a RELX Board meeting, for which he is the Chief Executive Officer.

5    Marc Owen was appointed on 1 October 2017 and attended all his scheduled meetings to 31 December 2017.

6    Angie Risley was appointed on 18 September 2017 and attended all her scheduled meetings to 31 December 2017.

7    Brian Larcombe retired from the Board at the Annual General Meeting on 6 April 2017.

64	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

EFFECTIVENESS

BOARD EFFECTIVENESS REVIEW

The Board Effectiveness Review in 2017 was internally facilitated by Ian Barlow, Senior Independent Director assisted by the Company Secretary. The 2017 review comprised a questionnaire completed by each member of the Board. This questionnaire focused on the progress made addressing the issues raised in previous Board Evaluations as well as looking into how the Board had handled particular topics throughout the year. Ian Barlow then conducted individual interviews with each Board member. He also chaired a meeting of the Non-Executive Directors specifically to discuss the performance of the Chairman.

In January 2018, he prepared a report, detailing his findings, which he shared with the Chairman. The report was then discussed by the full Board in February 2018.

In discussion, we concluded that the Board worked well with a good breadth of skills, backgrounds and experience, which has been enhanced with the appointments during the past year. The culture was open and collaborative; the cadence of board meetings and the administrative support was broadly welcomed and we covered most of the right topics across the annual cycle. We did however identify some areas for further improvement as follows:

–  Some changes could be made to the Board calendar to spread our work more efficiently and effectively throughout the year, with an even greater focus on people issues, R&D and commercial execution.

–  We would like to spend more time on our site visits meeting the local teams, their staff, our customers and local hospitals to give us a deeper understanding of our markets, our customers and our competition and to assist in assessing bench strength further down the Company.

–  Further improvements could be made to how we monitor performance against our strategic objectives, tracking development and implementation of strategy and lessons learned from our successes and shortfalls.

The areas for attention identified in the 2017 review had been addressed as follows:

Actions identified	Action taken

Gaining a deeper understanding of why our competitors are enjoying superior growth rates compared with us so that we can help management identify, acquire and develop the resources they need to compete more effectively in our chosen markets.

During the year, as part of our site visits, the Board met with senior management in different territories and heard about the commercial challenges faced in different markets. Part of the September Strategy Review included a focus on the different categories of customers and the pricing and reimbursement drivers which affect different business in different parts of the world.

We positively encourage our Non-Executive Directors to spend time with our sales representatives in order to experience the challenges they face first-hand.

Gaining a better understanding of the changing market dynamics in our chosen markets, focusing on identifying the different categories of customer and the pricing and reimbursement drivers which are in play, so that we can support and challenge management more effectively when they seek approval for projects to address these changing conditions.

Playing a more active role in supporting management develop robust succession plans for senior executive positions.

The Board reviews detailed succession plans on an annual basis. The Board also meets with potential successors to members of the management team during site visits and as part of Board presentations. During the year, Non-Executive Directors have assisted in the interview process for some senior management positions and have acted as a sounding board for the executive team, when considering succession plans in key areas.

Encouraging management to develop metrics and dashboards on a wider range of issues beyond financial metrics, particularly in the areas of Human Resources and R&D and ensuring that we regularly monitor progress against these metrics.

Dashboards have been developed throughout the year, which are reviewed at each Board meeting. These dashboards track progress against defined metrics with both a long-term and a short-term focus aligned to our Strategic Priorities, covering a wide range of business areas, including R&D, HR, the commercial and operating organisations, M&A and legal and compliance.

The last externally facilitated Board Effectiveness Review was carried out in 2015 by Belinda Hudson of Independent Audit. The 2018 review will also be facilitated externally.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	65

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

The following development sessions covering both the Smith & Nephew business and wider market issues were held during the year:

July

–  Visit to the Company’s site in Hull to take part in activities celebrating our 160th anniversary on the site. The Board toured the manufacturing and research facility and received presentations from members of the workforce involved in community focused activities as part of the Hull City of Culture 2017.

–  Presentation from our Auditor, KPMG LLP (KPMG), on External Reporting trends, covering changing accounting standards and updates on financial reporting, the SEC and corporate governance changes relating to Audit Committees and Auditors.

September

–  Presentations from the entire executive team as part of the Board’s Strategy Review, covering the whole business and including a discussion on Risk.

–  Visit to the Company’s  offices in Tokyo and meetings with our senior leaders in Japan, with presentations on the business and challenges faced in Japan.

November

–  Visit to the Company’s offices in Dubai, the head office for our Emerging Markets businesses. The Board received presentations on our businesses in Saudi Arabia, India and Chile and met with the local General Managers in these countries.

–  Presentation on the Emerging Markets business, including deep dives into Brazil, China and our Mid-Tier portfolio of products.

–  Presentation on the US business discussing the opportunities and challenges faced by our different franchises across the US.

December

–  Opportunities for our UK based Non-Executive Directors to go on the road with some of our London based sales representatives and for Vinita Bali to meet with representatives in Bangalore.

During the course of the year, we also received updates at the Board and Committee meetings on external corporate governance changes likely to impact the Company in the future.

INDUCTION PROGRAMME FOR NEW DIRECTORS

During 2017, Graham Baker, Angie Risley and Marc Owen joined the Board and each received tailored induction programmes relevant to their skills and experiences and their roles on the Board. These induction programmes, which are ongoing include:

–  One-to-one meetings with senior executives to understand the roles played by our senior employees and specifically how we do things at Smith & Nephew;

–  Visits to our sites local to the Director to get a feel of how our research and manufacturing operations are run;

–  Opportunities to accompany our sales representatives on the road to better understand the daily challenges they face; and

–  Meetings with our external advisers for example Freshfields, our Corporate lawyers, KPMG, our Auditor and Willis Towers Watson, our Remuneration Committee adviser to explain the legal and regulatory background to their role on our Board and how these issues are approached at Smith & Nephew.

By order of the Board, on 22 February 2018

Roberto Quarta

Chairman

66	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

NOMINATION & GOVERNANCE COMMITTEE REPORT

ACCOUNTABILITY

NOMINATION & GOVERNANCE COMMITTEE

Membership
	Member since	Meetings attended
Roberto Quarta (Chairman)	April 2014	8/8
Virginia Bottomley	April 2014	8/8
Ian Barlow[1]	April 2017	6/6
Brian Larcombe[1]	April 2011	2/2

1    Ian Barlow joined the Committee following the Annual General Meeting on 6 April 2017 on his appointment as Senior Independent Director. Ian replaced Brian Larcombe, who retired from the Board and the Nomination & Governance Committee following the Annual General Meeting on 6 April 2017.

2018 focus

–  Appointment of new Chief Executive Officer to succeed Olivier Bohuon.

–  Consider how best to ensure that the Board has considered different stakeholders in accordance with the proposals from the Government and the Financial Reporting Council.

DEAR SHAREHOLDER,

I am pleased to present the 2017 report of the Nomination & Governance Committee.

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

–  Identifying and monitoring any conflict of interests of the Board.

The terms of reference of the Nomination & Governance Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

ACTIVITIES OF THE NOMINATION & GOVERNANCE COMMITTEE IN 2017 AND SINCE THE YEAR END

In 2017, we held five physical meetings and three via teleconference. Each meeting was attended by all members of the Committee. The Company Secretary, Chief Executive Officer and Chief Human Resources Officer also attended all or some of the meetings by invitation and other Non-Executive Directors were invited to join the meetings to discuss the search for a new Chief Executive Officer. In between each meeting, various discussions were held between members of the Nomination & Governance Committee and the external search agent.

Our programme of work in 2017 was as follows:

Early February

Activities related to the year end

–  Considered and approved the re-appointment of Directors who had completed three or six years’ service and the annual appointment of Directors serving in excess of nine years.

–  Recommended the appointment of Ian Barlow as Senior Independent Director to the Board following the retirement of Brian Larcombe and the appointment of Robin Freestone to replace Ian Barlow as Chairman of the Audit Committee.

–  Reviewed and approved the Schedule of Matters Reserved to the Board and the terms of reference of the Board Committees.

–  Discussed the search for two additional Non-Executive Directors.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	67

April

Activities related to the appointment of Non-Executive Directors

–  Considered candidates for the roles of Chairman Elect of the Remuneration Committee and a Non-Executive Director with Healthcare/Medical Devices experience.

August

Appointment of new Non-Executive Director

–  Recommended to the Board that Marc Owen be appointed an additional Non-Executive Director.

Early September (by teleconference)

Update on search for additional Non-Executive Director

–  Received an update on potential Non-Executive Director candidates with Medical Devices experience.

November (2 meetings)

Update on search for new Chief Executive Officer

–  Received an update on the search for a new Chief Executive Officer.

December (2 meetings by teleconference)

Update on search for new Chief Executive Officer

–  Discussed potential candidates for the role of Chief Executive Officer.

Further matters were resolved by written resolution including noting the retirement of Olivier Bohuon as Chief Executive Officer.

Since the year end, we have also discussed the future structure of the Board and completed our year end governance processes. We’ve also appointed Roland Diggelmann to the Board as an additional Non-Executive Director, who also has strong Medical Devices experience.

The key areas of focus for us in 2017 were:

NON-EXECUTIVE DIRECTORS

Brian Larcombe retired as Senior Independent Director at the 2017 Annual General Meeting and Ian Barlow was appointed in his place. Ian Barlow has served on our Board as Chairman of the Audit Committee since 2010. He knows the Company well and has a sound understanding of the governance and regulatory requirements of the Board. He has also met some of our shareholders in his previous role as Chairman of the Audit Committee.

Robin Freestone took over the role of Chairman of the Audit Committee from Ian Barlow with effect from 1 March 2017. Robin had served as a Non-Executive Director of the Board and member of the Audit Committee and the Remuneration Committee for a period of 18 months. Prior to his appointment to the Board, he was a well-regarded FTSE 100 Chief Financial Officer who has brought relevant expertise and insight to the Audit Committee. His appointment as Chairman of the Audit Committee was designed to coincide with the appointment of Graham Baker to enable the Chief Financial Officer and Chairman of the Audit Committee to build a constructive working relationship together.

As we announced in the 2016 Annual Report, Joseph Papa will be retiring from the Board at the 2018 Annual General Meeting after more than nine years’ service, seven of which as Chairman of the Remuneration Committee.

In the light of the departure of Brian Larcombe and Joseph Papa, the Nomination & Governance Committee analysed the skills and experiences required by the Board going forward to provide the necessary support and challenge to the executive team to execute against our Strategic Priorities. We used a matrix (see page 57) to compare these required skills and experiences against those already held by members of the Board and determined that we need to focus on:

–  Increasing the diversity at Board level.

–  Finding a replacement for Joseph Papa as Chairman of the Remuneration Committee.

–  Replacing the investment knowledge and experience of Brian Larcombe.

–  Reinforcing the Board with specific healthcare and Medical Devices experience.

During the year, we were advised by Zygos, who prepared a longlist of candidates for us and then worked with us to select a shortlist of candidates, who were interviewed by me and a number of other Non-Executive Directors. As a result of this process, we recommended to the Board that Angie Risley be appointed Non-Executive Director and Chairman Elect of the Remuneration Committee on 18 September 2017 and Marc Owen be appointed Non-Executive Director and member of the Audit Committee on 1 October 2017.

Angie Risley is a well-regarded FTSE 100 Human Resources Director and proven Non-Executive Director and Remuneration Committee Chairman with experience across a wide range of sectors, including a regulated environment. She will bring to the Board valuable experience of leading a Remuneration Committee as well as providing additional resource and sounding for our Human Resources function.

Marc Owen is a proven leader with an astute strategic vision, and experience of building significant international healthcare businesses. He has strong commercial healthcare expertise and general business experience, which will be of great value to the Company.

The appointment of Roland Diggelmann on 1 March 2018 will bring additional Medical Devices experience to our Board.

CHIEF EXECUTIVE OFFICER

In September 2017, Olivier Bohuon announced his intention to retire by the end of 2018. He chose to give us notice of this in order to give us time to find his successor.  The Nomination & Governance Committee initiated a search in September 2017 advised by both Zygos and Russell Reynolds. Zygos does no other work for the Company other than advising on recruitment of Board members. Russell Reynolds also advises the Company on executive recruitment and appointments. This process is ongoing.

68	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

ACCOUNTABILITY

DIVERSITY

We aim to have a Board which represents a wide range of backgrounds, skills and experiences. We also value a diversity of outlook, approach and style in our Board members. We believe that a balanced Board is better equipped to consider matters from a broader perspective, understanding the views of our stakeholders as well as our shareholders and therefore come to decisions that have considered a wider range of issues and perspectives than would be the case in a more homogenous Board. Diversity is not simply a matter of gender, ethnicity or other easily measurable characteristics. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical adherence to governance or regulatory matters to understand the business in which we operate. It needs some members with a long corporate memory and others who bring new insights from other fields.

There needs to be both support and challenge on the Board as well as a balance of gender and commercial and international experience. When selecting new members for the Board, we take these considerations into account, as well as professional background. A new Board member needs to fit in with their fellow Board members, but also needs to provide a new way of looking at things.

In 2012, we stated that our expectation would be that by 2015, 25% of our Board would be female and at the beginning and the end of 2017, we met this expectation, although the various Board changes during the year meant that this percentage fluctuated throughout the year. Looking forward, we shall work towards a Board with 33% female representation in-line with the Hampton-Alexander Review. We will also look to increase ethnic diversity on the Board following the Parker Review as appropriate. We will continue to appoint our Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender, ethnicity or any other diversity measure.

In order to ensure that our Board remains diverse, we analyse the skills and experiences we require against the skills and experiences on our Board using the matrix on page 57. We review this matrix regularly to ensure that it is refreshed to meet the changing needs of the Company.

GOVERNANCE

During the year, the Nomination & Governance Committee also addressed a number of governance matters. We received updates from the Company Secretary on new developments in corporate governance and reporting in the UK (and Europe). We reviewed the independence of our Non-Executive Directors, considered potential conflicts of interest and the diversity of the Board and made recommendations concerning these matters to the Board.

We have reviewed the proposals in the Government’s Green Paper on corporate governance particularly in relation to enhancing the stakeholder voice. As a Board, we have identified our key stakeholders and during the course of 2018, we will be considering the best ways of ensuring that the voices of these different stakeholders are heard within the Boardroom.

SMITH & NEPHEW’S BROAD STAKEHOLDERS

EMPLOYEES	CUSTOMERS	GOVERNMENTS	INVESTORS

PAST	PATIENTS	REIMBURSEMENT	PAST

PRESENT	SUPPLIERS	INSURERS	PRESENT

FUTURE	SURGEONS/ NURSES	COMMUNITIES	FUTURE

	PROCUREMENT	PUBLIC

NGOS

Roberto Quarta

Chairman of the Nomination & Governance Committee

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	69

ETHICS & COMPLIANCE COMMITTEE

Membership
	Member since	Meetings attended
Michael Friedman (Chairman)	August 2014	4/4
Vinita Bali	April 2015	4/4
Ian Barlow	October 2014	4/4
Joseph Papa[1]	April 2008	4/4

1    Joseph Papa will be retiring from the Board and the Committee at the Annual General Meeting to be held on 12 April 2018.

2    Marc Owen will join the Committee on 1 March 2018.

2018 focus

–  Continue to monitor the impact of the EU General Data Protection Regulation (GDPR) and the EU Regulations for Medical Devices (MDR).

–  Conduct select reviews of the compliance programme in key markets.

–  Continue to monitor progress against key compliance and quality metrics.

DEAR SHAREHOLDER,

I am pleased to present the 2017 report of the Ethics & Compliance Committee.

ROLE OF THE ETHICS & COMPLIANCE COMMITTEE

Our work falls into the following two general areas:

Ethics & Compliance

–  Overseeing ethics and compliance programmes, strategies and plans.

–  Monitoring ethics and compliance process improvements and enhancements.

–  Reviewing compliance performance based on monitoring, auditing and internal and external investigations data.

–  Reviewing allegations of significant potential compliance issues.

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

The terms of reference of the Ethics & Compliance Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

ACTIVITIES OF THE ETHICS & COMPLIANCE COMMITTEE IN 2017 AND SINCE THE YEAR END

In 2017, we held four physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal Officer, the Chief Compliance Officer, the SVP of Quality, and the President of Global Operations also attended all or part of the meetings by invitation.

Our programme of work in 2017 included the following:

February

–   Reviewed various quality metrics including the level of complaints, the number and nature of field actions and the results of US Food and Drug Administration (FDA) inspections.

–   Noted the progress made on the Global Compliance Programme Plan for 2016 and noted the plan of action for 2017.

April

–   Reviewed various quality metrics and approved the Global Quality Plan for 2017, noting the additional work to be done in implementing the EU Medical Devices Regulation (MDR).

–   Reviewed the actions taken to mitigate risk in new business ventures.

70	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

ETHICS & COMPLIANCE COMMITTEE REPORT

ACCOUNTABILITY

July (in Hull, UK)

–   Reviewed various quality metrics including the results of inspections by the FDA and Notified Bodies, progress on handling complaints and in preparing for the MDR.

–   Reviewed the progress being made to address findings identified by the Internal Audit function.

–   Received an update regarding the Company’s readiness for the new EU General Data Protection Regulation (GDPR).

November (in Dubai, UAE)

–   Reviewed various quality metrics including the results of inspections by the FDA and Notified Bodies, progress on handling complaints and preparations for the implementation of the MDR.

–   Reviewed the progress against the 2017 Compliance Plan of Action and the follow up actions to findings identified in compliance audits.

At each meeting we noted and considered the activities of compliance and enforcement agencies and investigation of possible improprieties. At every meeting a report on the Quality Assurance Regulatory Assurance (QARA) function was provided along with updates of product complaint trends regularly discussed in 2017. We also reviewed a report on the activities of the Group’s Ethics & Compliance Committee and reviewed the progress of the Global Compliance Programme.

OVERSIGHT OF QUALITY & REGULATORY

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

We reviewed the results of inspections carried out by the FDA and other regulators and monitored the progress of improvements following some of these inspections, using a dashboard, which highlighted progress being made. We also monitored the work being undertaken to help our manufacturing sites to prepare for future inspections.

We requested an in-depth report from management into our complaint handling process. This report explained our approach to complaint handling including, how we categorised different complaints, how we trained our staff to recognise and escalate complaints received by the business appropriately, and our planned and ongoing process enhancements.

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

We regularly review our compliance programme as it relates to healthcare professionals and third party sellers (such as distributors and sales agents), particularly in higher risk markets. For healthcare professionals, this includes policies, training and certification, as well as pre-approval of consulting services and grants and fellowships. For third parties, our programme includes due diligence, contracts with compliance terms, compliance training and certification, and site assessments to check compliance controls and monitoring visits to review books and records.

We ensure that comprehensive due diligence is carried out prior to an acquisition and we ensure that following acquisitions new businesses are integrated rapidly into the Smith & Nephew compliance programme. During the year, we received a report from management on the ethics and compliance lessons learned from our mergers and acquisitions process over the last five years.

We oversee the employee compliance training programme, ensuring that all new employees are trained on our Code of Conduct, which sets out our basic legal and ethical principles for conducting business. We are updated on significant calls made to our whistle-blower line, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law) and are updated on allegations of potentially significant improprieties and the Company’s response.

Michael Friedman

Chairman of the Ethics & Compliance Committee

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	71

AUDIT COMMITTEE

Membership
	Member since	Meetings attended
Robin Freestone (Chairman)[1,2]	September 2015	7/7
Ian Barlow[1,2]	May 2010	7/7
Erik Engstrom[3]	January 2015	6/7
Brian Larcombe[4]	January 2003	3/3
Marc Owen[5]	October 2017	2/2
Joseph Papa[6]	February 2011	7/7

1   Robin Freestone was appointed Chairman of the Audit Committee on 1 March 2017, succeeding Ian Barlow, who remained as a member of the Committee and became the Senior Independent Director with effect from 6 April 2017.

2   Designated financial experts under the SEC Regulations or recent and relevant financial experience under the UK Corporate Governance Code.

3   Erik Engstrom missed one Audit Committee meeting in Hull, which clashed with a RELX board meeting for which he is the Chief Executive Officer.

4   Brian Larcombe retired from the Board and Audit Committee at the Annual General Meeting on 6 April 2017.

5   Marc Owen was appointed to the Board and the Audit Committee with effect from 1 October 2017.

6   Joseph Papa will retire from the Board and the Audit Committee at the Annual General Meeting to be held on 12 April 2018.

7   Roland Diggelmann will join the Audit Committee on 1 March 2018.

2018 focus

–  To provide assurance over the next phase of the Group’s NAPO system (our SAP Enterprise Resource Planning (ERP) implementation in North America).

–  To extend the breadth of the assurance activities to include other risk areas such as product risk linking into the Group’s top risk items.

–  Monitoring the progress made on cyber security, one of our principal risks identified in 2017.

–  To provide assurance over the Accelerating Performance and Execution (APEX) programme, which will streamline manufacturing, warehouse and distribution, use systems to provide general administration more efficiently and increase sales force effectiveness whilst maintaining customer focus.

DEAR SHAREHOLDER,

I’m pleased to write to you for the first time as your new Chairman of the Audit Committee. I must take this opportunity to thank Ian Barlow for his excellent chairmanship over the past seven years and wish him well in his new role as Senior Independent Director, whilst retaining his invaluable experience and expertise as he remains a member of the Audit Committee. I’d also like to thank Brian Larcombe, who stepped down on 6 April 2017, for his many years of wise counsel on this Committee.

Your Audit Committee has had another busy year, meeting seven times. Of course, the usual matters we expect to cover every year were dealt with, but as with all years there were other matters as well. Indeed there have been a number of personnel changes directly or indirectly affecting the Committee this year which I should reference:

We welcomed Graham Baker as our new Chief Financial Officer, with effect from 1 March 2017. Graham’s profile can be read in the section about Directors on page 50 and he is an excellent appointment to the Board, including strong executive oversight of the Company’s controls framework.

Marc Owen has also joined the Audit Committee. His background in healthcare, based in the US and European markets, provides the experience which will be missed by the anticipated retirement of Joe Papa in 2018. I’d like to welcome Marc to the Committee and look forward to working with him.

We welcomed Steve Humphries, our new SVP Internal Audit. Steve comes from a rich industry background. He was previously Chief Internal Auditor for SABMiller plc, another manufacturing firm, and brings strong insight. He has previously held positions at Wolseley plc, Avery Dennison Inc. and Néstle UK Ltd.

Finally, we welcomed our new Chief Information Officer, Chris Bayley, who has a strong background in cyber security from TUI plc. The work he has commenced has given the Committee the opportunity to review and challenge the IT architecture in the Company and its future-proofing to the ever present threat of cyber attack.

Moving onto our auditor, KPMG. They have completed their third year’s audit and continue to provide robust challenge and suggest areas of improvement within our internal control framework. We have negotiated fees that will continue to be reviewed for good market practice. KPMG and the SVP Internal Audit’s team continued to highlight areas where improvements are required. Further detail of the work undertaken can be found in the report below.

72	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

AUDIT COMMITTEE REPORT

ACCOUNTABILITY

The main non-routine matters we dealt with during the year were:

–  Monitoring the improvements made in our risk management; led by Susan Swabey, Company Secretary, who is responsible for our risk management assessment. Susan has worked closely with our Senior Director of Internal Audit to develop our processes for risk management, our approach to risk appetite and improving alignment between the Board’s assessment of risk and the underlying risk registers generated by management. This work accelerated in 2017 with deep dives to examine risk through the lens of our products and also considering risks from a cross-functional perspective.

–  Monitoring the Company’s Minimum Acceptable Practices (MAPs) for internal controls. We have set a goal of 97% compliance with these practices (currently 95% as self-assessed by management) and expect this to be achieved during 2018.

–  Updates from our SVP Treasury, Tax and Finance Operations Functions. The SVP Tax reported on US tax reform.

–  Monitoring the Finance Transformation project, which is planned to deliver significant cost savings and improvements to internal control and update on the service provided by our outsourced finance facility.

–  Monitoring the progress of the implementation of our NAPO system (our SAP ERP implementation in North America).

–  Assessing new accounting standards IFRS 9, 15 and 16.

–  Update from Smith & Nephew’s Chief Information Officer including cyber risk, IT risk as a whole and incident management reporting.

Robin Freestone

Chairman of the Audit Committee

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

–  Reviewing the operation of the Group’s risk mitigation processes and the control environment over financial risks.

Risk management

–  On behalf of the Board, reviewing and ensuring oversight of the processes by which risks are managed, through regular functional reports and presentations, and reporting any issues arising out of such reviews to the Board.

–  Reviewing the process undertaken and deep-dive work required to complete the Viability Statement and recommending its adoption to the Board.

–  Reviewing the impact of risk management and internal controls and working closely with the Ethics & Compliance Committee.

Fraud and whistle-blowing

–  Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing.

–  If significant, receive and review reports of potential fraud or whistle-blowing incidents.

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

–  Monitoring and approving the external auditor’s fees.

The terms of reference of the Audit Committee describe our role and responsibilities more fully and can be found on our website, www.smith-nephew.com, where further information can be found for permitted non-audit services.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	73

ACTIVITIES OF THE AUDIT COMMITTEE IN 2017 AND SINCE THE YEAR END

In 2017, we held five physical meetings and two meetings via voice conference. All except one meeting were attended by all appointed members of the Audit Committee. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the SVP Internal Audit, the external auditor, and key members of the finance function, the Company Secretary and Deputy Company Secretary also attended by invitation. We also met with the external auditor and the SVP Internal Audit without management present. Our programme of work in 2017 was as follows:

Early February

Approval of Preliminary Announcement

–  Reviewed the results for the full year 2016 and the preliminary announcement and recommended them for adoption by the Board.

–  Reviewed a draft of the 2016 Annual Report.

–  Reviewed the effectiveness of financial controls and of the Risk Management process and identified areas for improvement in 2017.

–  Received a progress report from the SVP Internal Audit and approved the Internal Audit Plan for 2017.

–  Received the Quality Assurance Report and approved the Quality Assurance work programme for 2017.

–  Received the Viability Statement and confirmed that the Company is a viable entity for the assessed forthcoming three-year period.

–  Confirmed the independence of KPMG as external auditor.

–  Held a private meeting with external auditor, KPMG.

Late February (via voice conference)

Approval of Financial Statements

–  Reviewed and approved the Annual Report and Accounts for 2016, having agreed that they were fair balanced and understandable, and recommended them for adoption by the Board.

–  Considered the effectiveness and independence of the external auditor and concluded that their work had been effective and independent.

April

–  Reviewed the control themes and observations of the external auditor and concluded that they had met expectations.

–  Received a progress report from the SVP Internal Audit.

–  Approved the Sustainability Report and its verification process.

–  Received a corporate governance update for 2018 corporate reporting.

–  Reviewed the annual report process and recommended improvements for 2017.

–  Risk management update, including heat maps from the Company Secretary and Senior Director of Internal Audit.

–  Held a private meeting with the external auditor, KPMG.

May (via voice conference)

Approval of Q1 Trading Report

–  Reviewed the Q1 2017 Trading Report and approved the Q1 announcement.

–  Approved the Company’s policy and report on Conflict Minerals for submission to the NYSE.

July (in Hull, UK)

Approval of H1 Results

–  Reviewed the results for the first half 2017 and approved the H1 announcement.

–  KPMG reviewed and provided findings on H1 2017.

–  Reviewed and approved the external auditor’s Integrated Audit Plan for 2017.

–  Received a progress report from the SVP Internal Audit.

–  Received a report from the Group Treasurer, including an update on pension matters.

–  Approved the definitions for trading/non-trading for annual reporting purposes.

–  Received an update regarding the implementation of IFRS 9, 15 and 16.

–  Held private meetings with external auditor, KPMG and the SVP Internal Audit.

Early November (in Dubai, UAE)

Approval of Q3 Trading Report

–  Reviewed the Q3 2017 Trading Report and approved the Q3 announcement.

–  Reviewed the progress reports from the external auditor on Q3 2017 and from Internal Audit on their work.

–  Received an update on new reporting, regulatory and governance requirements.

–  Received an update on Sarbanes-Oxley (SOx) and MAPs progress.

–  Received a progress report from the SVP Internal Audit, focusing on fraud.

–  Held a private meeting with the external auditor, KPMG.

Late November

Review of Functional Reports

–  Received a report from the SVP Internal Audit focusing on the 2018 Internal Audit plan.

–  Reviewed and approved the layout and design of the Annual Report 2017.

–  Considered and approved critical accounting policies and judgements in advance of the 2017 year end.

–  Received an update from KPMG on the external audit and preliminary SOx control findings.

–  Received and discussed reports on Tax, Risk Management, Finance Transformation and Cyber Risk.

–  Held private meetings with external auditor, KPMG and the SVP Internal Audit.

Since the year end, we have also reviewed the results for the full year 2017, the preliminary announcement, Annual Report and Accounts for 2017 and have concluded that taken as a whole, they are fair, balanced and understandable and have advised the full Board accordingly. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 8–9, risks and the key performance indicators and their link to the strategy.

74	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

ACCOUNTABILITY

SIGNIFICANT MATTERS RELATED TO THE FINANCIAL STATEMENTS

We considered the following key areas of judgement in relation to the 2017 accounts and at each half-year and quarterly trading report, which we discussed in all cases with management and the external auditor:

Valuation of inventories

A feature of the Orthopaedic Reconstruction and Trauma & Extremities franchises (whose finished goods inventory makes up approximately 60% of the Group total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management estimation of customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 19% at 31 December 2017 (20% as at 31 December 2016). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

Liability provisioning

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel and uses third party actuarial modelling where appropriate. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

Our action

As members of the Board, we receive regular updates from the Chief Legal Officer. These updates form the basis for the level of provisioning. The Group carries a provision relating to potential liabilities arising on its portfolio of modular metal-on-metal hip products of $157 million as of 31 December 2017. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions, including the number of claimants and projected value of each settlement. The legal judgements have decreased by $35 million during the year, primarily due to settlements of a number of metal-on-metal matters that were provided for within the actuarially determined provision. There have been some smaller movements from cases having been resolved and some new matters arising. We have determined that the proposed levels of provisioning at year end of $190 million included within ‘provisions’ in Note 17.1 in 2017 ($225 million in 2016) were appropriate in the circumstances.

Impairment

In carrying out impairment reviews of acquisition intangible assets a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required, which would adversely impact operating results.

Our action

We reviewed management’s reports on the key assumptions with respect to acquisition intangible assets – particularly the forecast future cash flows and discount rates used to make these calculations. We noted the reduction in headroom relating to the coblation technology asset acquired with ArthroCare in 2014 and challenged the assumptions used for future revenue growth of products using this technology. We concluded that the carrying value of this asset is appropriately supported by the cash flow projections. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	75

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

Our action

We annually review our processes and approve the principles for management of tax risks. We review quarterly reports from management evaluating existing risks and tax provisions, which has included a detailed impact assessment of US tax reforms in the year end report from management. Based on a thorough report from management of tax liabilities and our challenge of the basis of any tax provisions recorded, we concluded that the levels of provisions and disclosures were appropriate.

OTHER MATTERS RELATED TO THE FINANCIAL STATEMENTS

As well as the identified significant matters, other matters that the Audit Committee considered during 2017 were:

Business combinations

During 2017, we acquired Rotation Medical, Inc. We received a report from management setting out the significant assets and liabilities acquired, details of the provisional fair value adjustments applied, an analysis of the intangible assets acquired, the assumptions behind the valuation of these acquired intangible assets and the proposed useful economic life of the intangible asset acquired. During 2017, we also considered and concurred with management that there had been no changes to the provisional fair values recognised in the 2016 acquisition of Blue Belt Technologies, Inc.

Post Retirement Benefit Pensions

The Group has post retirement defined benefit pension schemes, which require estimation in setting the assumptions. We received a report from management setting out their proposed assumptions for the UK and US schemes and concurred with management that these assumptions were appropriate.

EXTERNAL AUDITOR

Independence of External Auditor

Following a competitive tender in 2014, KPMG was appointed external auditor of the Company in 2015. We are satisfied that KPMG are fully independent from the Company’s management and free from conflicts of interest. Our Auditor Independence Policy, which ensures that this independence is maintained, is available on the Company’s website.

We believe that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded. The policy also governs our approach when we require our external auditor to carry out non-audit services, and all such services are strictly governed by this policy.

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. Stephen Oxley has been in tenure for three years as our Audit Partner. The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority Order.

Effectiveness of external auditor(s)

We conducted a review into the effectiveness of the external audit as part of the 2017 year end process, in line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Boards in the UK and US and determined that we were satisfied with the audit quality provided by KPMG.

The Audit Committee regularly receives feedback from KPMG, including at each meeting where management present their summary of critical accounting estimates as at each quarter end.

Overall therefore, we concluded that KPMG had carried out their audit for 2017 effectively.

The Audit Committee continues to review not only the effectiveness of the external auditor, KPMG but also its market competitiveness.

Appointment of External Auditor at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 12 April 2018 proposing the re-appointment of KPMG as the Company’s auditor and authorising the Board to determine its remuneration, on the recommendation of the Audit Committee in accordance with the Competition and Markets Authority (CMA) Order 2014.

Disclosure of Information to the Auditor

In accordance with Section 418 of the Companies Act 2006, the Directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the Auditor, KPMG, is unaware and the Directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the Auditor is aware of such information.

76	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

ACCOUNTABILITY

Non-Audit Fees Paid to the Auditor

Non-audit fees are subject to approval in-line with the Auditor Independence Policy which is reviewed annually and forms part  of the terms of reference of the Audit Committee.

The Audit Committee recognise the importance of the independence of the external auditor and ensures that the Auditor’s independence should not be breached. The Audit Committee ensures that the Auditor does not receive a fee from the Company or its subsidiaries that would be deemed large enough to impact its independence or be deemed a contingent fee. The total fees for permitted non-audit services shall be no more than 70% of the average of the fees paid in the last three consecutive financial years for the statutory audits of the Company and its subsidiaries. In light of the Financial Reporting Council’s revised Ethical Standards and SEC Regulations, we have revised our Auditor Independence Policy.

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

The following reflects the non-audit fees incurred with KPMG in 2017, which were approved by the Chairman of the Audit Committee:

		2017 $ million	2016 $ million
Tax fees and compliance services	Assistance with tax compliance in Singapore only.	0.1	0.1
Pension advice	Advice on the impact of changes to pension benefits for the UK defined benefit scheme.	–	0.5

Tax compliance services conducted by KPMG in 2017 only took place in countries where it is required by law for the auditor to conduct these services.

The ratio of non-audit fees to audit fees for the year ended 31 December 2016 was 0.15. The ratio of non-audit fees to audit fees for the year ended 31 December 2017 is 0.02.

Full details are shown in Note 3.2 of the Notes to the Group accounts.

Audit Fees paid to the Auditor

Fees for professional services provided by KPMG, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

	2017 $ million	2016 $ million
Audit fees	4.4	4.0
Audit-related fees	–	–
Total	4.4	4.0

INTERNAL AUDIT

The Internal Audit team, which reports functionally to the Audit Committee, carries out risk-based reviews across the Group. These reviews examine the management of risks and controls over financial, operational, IT and transformation programme activities. The audit team, led by the SVP Internal Audit, consists of appropriately qualified and experienced employees. Third parties may be engaged to support audit work as appropriate.

The SVP Internal Audit has direct access to, and has regular meetings with, the Audit Committee Chair and prepares formal reports for Audit Committee meetings on the activities and key findings of the function, together with the status of management’s implementation of recommendations. The Audit Committee has unrestricted access to all internal audit reports, should it wish to review them.

During the year, the team completed over 40 audits and reviews across the Group. These included reviews of: the roll-out of SAP across the North America business; IT operations including cyber status; inventory, financial reporting and credit management processes across multiple markets; Treasury operations; Manufacturing operations in China and Costa Rica; Shared Services operations in China, India and Poland; ERM effectiveness; and readiness for complying with e-commerce with key customers (GS1‑GDSN) and Global Data Protection Requirements (GDPR).

A periodic review of the Internal Audit function is undertaken, most recently in 2014, by an independent external consultant in accordance with the guidelines of the Institute of Internal Auditors. In addition a structured questionnaire was introduced this year, allowing Non-Executive and Executive and senior management, plus the external auditor, to comment on key aspects of the function’s performance. The Audit Committee, which re-approved the function’s charter in November 2017, has satisfied itself that adequate, objective internal audit standards and procedures exist within the Group and that the Internal Audit function is effective.

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

During the year, we reviewed our Risk Management processes and progress was discussed at our meetings in February, April and November. We approved the Risk Management Programme for 2017 and monitored performance against that plan specifically reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business.

During May and June, a new risk management policy and manual was rolled out with one-to-one training provided to risk champions. From May 2017, this allowed risk reporting to commence in-line with the strategy of a bottom up approach. This was revisited again in November. The Enterprise Risk Management (ERM) approach commenced and included interviewing individual members of senior management and the Board throughout Q3 2017, to discuss principal risks and concerns they had. These interviews were also used to understand the individual Board members’ risk tolerance.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	77

Later in July, the ERM structure was aligned with that of the Internal Audit function to assess the mitigating actions in place for our key products.

In November, it was reported that deep dives had concluded for ALLEVYN, Total Knees, Compliance EUCAN (Europe and Canada) and PICO, with key themes noted by the Committee. The 2017 Annual Report disclosure was also discussed.

Since the year end, we have reviewed a report from the SVP Internal Audit into the effectiveness of the Risk Management Programme throughout the year. We considered the principal risks, the actions taken by management to review those risks and the Board risk appetite in respect of each risk.

We concluded that the Risk Management process during 2017 and up to the date of approval of this Annual Report was effective. Work will continue in 2018 and beyond to continue to enhance the process.

See pages 40–49 for further information on our Risk Management Process.

VIABILITY STATEMENT

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on pages 48-49.

GOING CONCERN

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the ‘Financial review and principal risks’ section on pages 36–49. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 38-39.

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

EVALUATION OF INTERNAL CONTROLS

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) and 15d–15(f) under the US Securities Exchange Act of 1934.

There is an established system of internal control throughout the Group and our country business units. The main elements of the internal control framework are:

–  The management of each country is responsible for the establishment and review of effective financial controls within their business unit.

–  The Group’s IT organisation is responsible for the establishment of effective IT controls within the core financial systems and underlying IT infrastructure. The responsibility for the review of the effectiveness of such controls is split between the IT organisation and the Financial Controls & Compliance Group.

–  The Group Finance Manual sets out financial and accounting policies. The Group’s Minimum Acceptable Practices (MAPs) have been enhanced by simplifying and clarifying the requirements as well as broadening their scope. The business is required to self-assess their level of compliance with the MAPs twice a year and remediate any gaps. MAPs compliance is validated through spot checks conducted by the Financial Controls and Compliance function and during both Internal Audit and external audit visits.

–  There are clearly defined lines of accountability and delegations of authority.

–  During the year, there has been further progress in standardising and simplifying our core financial controls. In 2018, there will be a focus on standardising the controls globally, merging the core financial controls with the MAPs and evaluating technology solutions to operating and testing controls.

–  The Internal Audit function executes a risk-based annual work plan, as approved by the Audit Committee.

–  The Audit Committee reviews reports from Internal Audit on their findings on internal financial controls, including compliance with MAPs and from the SVP Group Finance and the heads of the Financial Controls and Compliance, Taxation and Treasury functions.

–  The Audit Committee reviews regular reports from the Financial Controls and Compliance function with regard to compliance with the Sarbanes-Oxley Act including the scope and results of management’s testing and progress regarding any remediation, as well as the aggregated results of MAPs self-assessments performed by the business.

–  Business continuity planning, including preventative and contingency measures, back-up capabilities and the purchase of insurance.

–  Risk management policies and procedures including segregation of duties, transaction authorisation, monitoring, financial and managerial review and comprehensive reporting and analysis against approved standards and budgets.

–  A treasury operating framework and Group treasury team, accountable for all treasury activities, which establishes policies and manages liquidity and financial risks, including foreign exchange, interest rate and counterparty exposures. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the Audit Committee on behalf of the Board.

–  Our published Group tax strategy which details our approach to tax risk management and governance, tax compliance, tax planning, the level of tax risk we are prepared to accept and how we deal with tax authorities, which was reviewed by the Audit Committee on behalf of the Board.

78	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

ACCOUNTABILITY

–  The Audit Committee reviews the Group whistle-blower procedures.

–  The Audit Committee received and reviewed a report on the progress of the Finance Transformation during 2017 and the mitigation of the associated risks.

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitation, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Entities where the Company does not hold a controlling interest have their own processes of internal controls similar to those of the Company.

We have reviewed the system of internal financial control and satisfied ourselves that we are meeting the required standards both for the year ended 31 December 2017 and up to the date of approval of this Annual Report. No concerns were raised with us in 2017 regarding possible improprieties in matters of financial reporting.

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

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through the Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2017 and included the period up to the approval of this Annual Report.

The main elements of this annual review are as follows:

-

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2017. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 22 February 2018 that the disclosure controls and procedures were effective as at 31 December 2017.

-

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2017 in accordance with the requirements in the US under section 404 of the Sarbanes-Oxley Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on their assessment, management concluded and reported that, as at 31 December 2017, the Group’s internal control over financial reporting was effective based on those criteria.

-	Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls.
-	KPMG, an independent registered public accounting firm issued an audit report on the Group’s internal control over financial reporting as at 31 December 2017.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the SVP Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any amendments to the Code during 2017 or up until 22 February 2018. A copy of the Code of Ethics for Senior Financial Officers can be found on our website at www.smith-nephew.com

In addition, every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

EVALUATION OF COMPOSITION, PERFORMANCE AND EFFECTIVENESS OF THE AUDIT COMMITTEE

The composition, performance and effectiveness of the Audit Committee was evaluated this year in accordance with the EU Audit Reform. Its effectiveness is also reviewed in conjunction with the annual Board evaluation, which this year was conducted by Ian Barlow, in his first year as Senior Independent Director.

The review by the Audit Committee found the following and the below action will be taken during 2018:

Finding	Action
Composition
The composition of the Audit Committee with at least one financial expert and a mix of UK and global experience in the healthcare sector was deemed appropriate.	None
Performance
The Committee was considered to have performed effectively with an appropriate balance between challenge and constructive support.	None
Effectiveness
The Committee was considered to be effective with a thorough agenda and papers, which were well presented and debated.	None

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	79

DIRECTORS’ REMUNERATION REPORT

REMUNERATION

DEAR SHAREHOLDER,

This will be the final time I write to you as your Chairman of the Smith & Nephew plc Remuneration Committee. I have been a member of the Board since 2008 and Chairman of the Remuneration Committee since April 2011. With that longevity in mind, I will retire as Chairman of the Remuneration Committee and as a Director of the Company at the 2018 Annual General Meeting, where I will not stand for re-election. Much of my time during 2017 has been assisting our Chairman to find my replacement and assisting the new Remuneration Committee Chair in settling into her new role. I am very pleased to introduce Angie Risley to you as our Chairman Elect. Angie has vast experience of Human Resources, including remuneration and importantly was an effective member of the Remuneration Committee in her previous non-executive director roles, most recently as Chairman of the Remuneration Committee at Serco plc. Her experience in a wide variety of different sectors will add real value to what is becoming an expanded role for the Remuneration Committee. Proposed Corporate Governance changes indicate that increased employee engagement and oversight of employee remuneration generally will fall under the remit of the Remuneration Committee.

REVIEW OF 2017 PERFORMANCE

During the year, the Group delivered underlying revenue growth of 3% and a 20bps improvement in trading profit margin, in-line with guidance. Highlights included strong growth from Knee Implants and in the Emerging Markets. Trading cash flow improved year-on-year, at $940 million, as did the trading profit to cash conversion ratio of 90%. The tax rate on trading results reduced by 670bps to 17.1%, including a benefit from a one-off US tax settlement. Adjusted earnings per share (EPSA) were up 14%. Our Return On Invested Capital also improved, up 280bps to 14.3%.

These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178–181.

As a result of the financial performance in 2017 and over the three-year period ending 31 December 2017, our Executive Directors received the following awards:

	Cash bonus (as % of salary)	Equity Incentive Award (as % of salary at date of grant)	Performance Share Award vesting (as % of salary at date of grant)
Olivier Bohuon	91%	50%	102.6%
Graham Baker	104%	55%	N/A

The total remuneration paid to Olivier Bohuon and Graham Baker in 2017 is detailed further on page 83. As Graham Baker joined the Company on 1 March 2017, there are no comparative figures for him.

The single total remuneration figure for Mr Bohuon for 2017 increased to $5,032,925 from $3,332,850 in 2016. This was directly related to the stronger Company performance in 2017 and in particular above target performance for trading cash flow and trading profit margin, which collectively led to an increase of $616,009 for the Cash Incentive Plan. Our cumulative free cash flow and Emerging Market results over the three year performance period for our Performance Share Plan also contributed to a total vesting of these awards at 108% of target compared to 16% in 2016.

RETIREMENT OF OLIVIER BOHUON

You will see from the meetings the Remuneration Committee has conducted, 2017 was a busy year relating to Executive Director remuneration. Our Chairman, Roberto Quarta, has already touched on the retirement of Olivier Bohuon as Chief Executive Officer. The Committee has met to approve his retirement arrangements, which are in-line with the Remuneration Policy approved by our shareholders at the 2017 Annual General Meeting.

In summary, Olivier Bohuon will support the transition to the new Chief Executive Officer, when appointed and will continue to receive the same salary and benefits as in 2017. He will participate in the Annual Incentive Plan for the period worked in 2018, but will not receive a 2018 award under the Performance Share Plan. As a good leaver, his Equity Incentive Awards will vest on his leaving date, and his Performance Share Awards will be pro-rated for length of time served since the date of award and will vest subject to the original performance conditions on their original vesting dates in 2019 and 2020. Additionally, his 2017 award will remain subject to a two-year post vesting holding period.

I’d also like to personally thank Olivier for his leadership and improvements achieved during his tenure, and wish him the best for the future.

2017 ANNUAL GENERAL MEETING (AGM)

We were pleased that following the vote against our Remuneration Report (excluding the policy) in 2016, that both our Remuneration Policy and Remuneration Report received over 98% of votes in favour at the 2017 Smith & Nephew plc AGM. This demonstrates the strong support from our shareholders for our remuneration arrangements. We do not plan to make any changes to our remuneration arrangements in 2018.

I’d like to thank those shareholders who engaged with us during 2017 and met with Angie Risley. These shareholders covered nearly 15% of our shares. We welcome your feedback on our remuneration policy and arrangements and actively consider your views in our discussions.

LOOKING FORWARD

The Remuneration Committee will continue to be guided by the principles we have followed in the past:

–  Performance measures linked to our strategic priorities;

–  Alignment of executive and shareholder interests; and

–  Simplicity.

We will ensure that pay remains aligned with performance.

We will also continue to monitor external corporate governance developments and respond accordingly, in particular those relating to expanding the remit of the Remuneration Committee to take greater account of the employee voice.

Joseph Papa

Chairman of the Remuneration Committee

80	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION

MEASURES IN OUR VARIABLE PAY PLANS

Financial measures in Annual Incentive Plan
Revenue (35%)	Revenue is a key driver of profit growth.
Trading Profit Margin (25%)	Trading profit margin is a critical measure both for the business and our shareholders and delivering margin improvements is a core commitment under our strategy.
Trading Cash Flow (15%)	Cash flow from our Established Markets is necessary in order to fund growth in Emerging Markets, innovation, organic growth and acquisitions.
Business objectives in Annual Incentive Plan
Business Process (8.3%)

We need to release resources from the businesses through improved structures, efficiencies and business processes in order to re-invest in our higher growth areas, including Emerging Markets, innovation, organic growth and acquisitions.

People (8.3%)	We need to attract and retain the right people to achieve our strategy through improving our operating model and drive the right behaviours for all of our people globally.
Customer (8.3%)	Our mission is to deliver advanced medical technologies that help healthcare professionals, our customers and improve the quality of life of their patients.
Performance measures in our Performance Share Plan
Relative TSR (25%)	If we execute our strategy successfully, this will lead to an increased return for our shareholders, whether you invest in the healthcare sector or in the FTSE.
Cumulative Cash Flow (25%)	Cash flow from our Established Markets is necessary in order to fund growth in Emerging Markets, innovation, organic growth and acquisitions.
Sales Growth (25%)	Sales growth is a key driver of profit growth.
Return on Invested Capital (25%)	Return on invested capital is a high priority for our shareholders which will drive better financial discipline and enhanced operating performance.

Detailed further on pages 97–101.

Compliance statement

We have prepared this Directors’ Remuneration Report (the Report) in accordance with The Enterprise and Regulatory Reform Act 2012‑2013 (clauses 81‑84) and The Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). The Report also meets the relevant requirements of the Financial Conduct Authority (FCA) Listing Rules.

The first part of the Report (pages 81–96) is the annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 12 April 2018. The Implementation Report explains how the Remuneration Policy was implemented during 2017 and also how it is currently being implemented in 2018.

The second part of the Report (pages 97–105) is the Directors’ Remuneration Policy Report (the Policy Report) which was approved by shareholders at the Annual General Meeting held in April 2017. The Policy Report describes our Remuneration Policy as it relates to the Directors of the Company. All payments we make to any Director of the Company will be in accordance with this Remuneration Policy. This Policy remains unchanged in 2018 and it is intended that it will next be put to shareholder vote at the Annual General Meeting to be held in 2020.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	81

REMUNERATION COMMITTEE

Membership
	Member since	Meetings attended
Joseph Papa (Chairman)	April 2011	7/7
Angie Risley[1] (Chairman Elect)	September 2017	3/3
Vinita Bali[2]	April 2015	6/7
Virginia Bottomley	April 2014	7/7
Robin Freestone	September 2015	7/7
Brian Larcombe[3]	September 2010	3/3
Roberto Quarta[4]	April 2014	6/7

1Angie Risley was appointed to the Board on 18 September 2017 and will be appointed Chairman of the Committee with effect from 12 April 2018, subject to her re-election.

2Vinita Bali was unable to attend one meeting due to a prior commitment. She had signified her approval of the matters being discussed to the Remuneration Committee Chairman prior to the meeting.

3Brian Larcombe retired from the Board at the Annual General Meeting on 6 April 2017.

4Roberto Quarta was unable to attend one meeting due to its short notice. He had signified his approval of the matter being discussed to the Remuneration Committee Chairman prior to the meeting.

2018 focus

–  Evaluate remuneration package for a new Chief Executive Officer.

–  Review gender pay reports and approve the implementation of a programme designed to reduce the gender pay gap.

–  Consider possible response to BEIS Green Paper on Corporate Governance and how best to engage with our employees on remuneration matters.

–  Consider the implications of US tax reform.

The Remuneration Committee presents the Annual Report on remuneration (the Implementation Report), which will be put to shareholders for an advisory vote at the Annual General Meeting to be held on 12 April 2018.

ROLE OF THE REMUNERATION COMMITTEE

Our work falls into the following three areas:

Determination of Remuneration Policy and Packages

–  Determination of Remuneration Policy for Executive Directors and senior executives.

–  Approval of individual remuneration packages for Executive Directors and Executive Officers, at least annually, and any major changes to individual packages throughout the year.

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

The terms of reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

ACTIVITIES OF THE REMUNERATION COMMITTEE IN 2017 AND SINCE THE YEAR END

In 2017, we held seven meetings and determined six matters by written resolution. Each meeting was attended by all members of the Committee (except Vinita Bali and Roberto Quarta who each missed one meeting this year). The Chief Executive Officer, the Chief Human Resources Officer and the SVP Global Reward, key members of the finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent Remuneration Consultants, Willis Towers Watson, without management present. Our programme of work in 2017 can be found in the report below.

82	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION

Early February

Approval of salaries, awards and payouts in 2017

–  Agreed the targets for the short-term and long-term incentive plans for 2017. Introduced global revenue growth and ROIC as long-term performance measurements (defined on page 89). Approved the remuneration strategy for 2017 against the proposed business plan.

–  Approved the quantum of cash payments to Executive Directors and Executive Officers under the Annual Incentive Plan and awards under the Equity Incentive Programme and the Performance Share Programme, having considered the 2016 financial results against the performance targets, that were set.

–  The Audit Committee joined the Remuneration Committee for both of the above agenda items to answer any questions regarding audited numbers and provide assurance.

–  Reviewed the salaries of the Board, Executive Directors and Officers and Chairman.

–  Approved the text of the Remuneration Report.

Mid February

Review of Remuneration (via voice conference)

–  Discussed the payout under the Annual Incentive Plan and decided to use downwards discretion to adjust outcomes following the performance of the Company in 2016.

Late February

Final approval of the Remuneration Report (via voice conference)

–  Approved the final targets for the short-term and long-term incentive plans for 2017.

–  Approved the final text of the Remuneration Report.

July (in Hull, UK)

Mid-year Review of Remuneration Arrangements

–  Reviewed the shareholder response to the Remuneration Report at the Annual General Meeting and noted shareholders’ feedback that would be addressed in this report.

–  Reviewed the performance of long-term awards granted in 2015, 2016 and 2017.

–  Discussed and planned a programme of engagement with institutional investors on remuneration.

–  Considered termination arrangements for Executive Directors and Executive Officers.

–  Reviewed adherence to shareholding guidelines by Executive Directors, Executive Officers and senior executives.

–  Monitored dilution limits and the number of shares available for use in respect of executive and all-employee share plans.

–  Approved amendments to the Smith & Nephew ShareSave Plan 2012 rules to reflect regulatory changes.

October

–  Approved retirement package for Olivier Bohuon, Chief Executive Officer.

Early November (in Dubai, UAE)

–  Prepared for meetings with shareholders to solicit viewpoints and introduce Angie Risley.

–  Reviewed first draft of the Remuneration Report for 2017.

Late November

Review of Remuneration Strategy

–  Received a report from the Chairman of the Remuneration Committee on recent engagement with shareholders.

–  Reviewed and considered the principles for determining payouts under the long-term plans due to vest in 2018.

–  Approved the final Remuneration Strategy for 2018.

–  Reviewed market data for the Executive Directors and Executive Officers prepared in accordance with the agreed methodology.

Six written resolutions were approved during the year relating to the approval of remuneration arrangements for various Executive Officers.

Since year end, we have also reviewed the financial results for 2017 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee, and have agreed the targets for the short-term and long-term incentive plans for 2018. We have also approved increases to the salaries of Executive Directors and Executive Officers and determined cash payments under the Annual Incentive Plan, awards under the Equity Incentive Programme and the Performance Share Programme, and the vesting of awards under the Performance Share Programme granted in 2015. Finally, we approved the wording of this Directors’ Remuneration Report.

During the year, the Remuneration Committee received information and advice from Willis Towers Watson, an independent executive Remuneration consultancy firm appointed by the Remuneration Committee in 2011 following a full tender process. They provided advice on market trends and remuneration issues in general, attended Remuneration Committee meetings, assisted in the review of the Directors’ Remuneration Report, provided market benchmark data on compensation design and levels, undertook calculations relating to the TSR performance conditions, assisted in matters relating to the Chief Executive Officer’s retirement, and advised on investor views and engagement. In addition, the Committee received independent advice from Mercer relating to the use of discretion downwards when determining the level of payout in respect of the 2016 annual cash incentive plan. The fees paid to Willis Towers Watson for Remuneration Committee advice during 2017, charged on a time and expense basis, were £98,000 and the fee paid to Mercer was £4,350. Willis Towers Watson also provided other human resources and compensation advice to the Company for the level below the Board. Mercer also provided insurance broking, market data, actuarial and investment consulting services both at a global and local level. Both Willis Towers Watson and Mercer comply with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Remuneration Committee is satisfied that their advice is objective and independent.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	83

REMUNERATION IMPLEMENTATION REPORT

SINGLE TOTAL FIGURE ON REMUNERATION

The amounts for 2017 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.2877 and € to US$1.1279 (2016: £ to US$1.349 and € to US$1.106).

	Olivier Bohuon Appointed 1 April 2011		Graham Baker Appointed 1 March 2017	Julie Brown Appointed 4 February 2013 (resigned with effect from 11 January 2017)
	2017	2016	2017	2017	2016
Fixed pay
Base salary	$1,330,347	$1,295,017	$547,273	$21,606	$730,257
Payment in lieu of pension	$399,104	$388,505	$164,182	$6,482	$219,078
Taxable benefits	$177,433	$166,465	$22,308	$637	$30,007

Annual variable pay
Annual Incentive Plan – cash	$1,208,911	$592,902	$683,797	–	–

Hybrid
Annual Incentive Plan – equity	$665,173	$652,258	$361,200	–	–

Long-term variable pay
Performance Share Plan	$1,251,957	$237,703	–	–	–

Total	$5,032,925	$3,332,850	$1,778,760	$28,725	$979,342

Base salary	the actual salary receivable for the year.

Payment in lieu of pension	the value of the salary supplement paid by the Company in lieu of a pension.

Taxable benefits	the gross value of all taxable benefits (or benefits that would be taxable in the UK) received in the year.

Annual Incentive Plan – cash	the value of the cash incentive payable for performance in respect of the relevant financial year.

Annual Incentive Plan – equity	the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on pages 87-88 of this report.

Performance Share Plan

the value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year. For awards vesting in early 2018 this is based on an estimated share price of 1,352.140p per share, which was the average price of a share over the last quarter of 2017. The value of the 2014 share awards that vested in 2017 have now been restated with the share price on the date of actual vesting being 1,221.625p per share on 7 March 2017.

Total	the sum of the above elements.

All data is presented in our reporting currency of US$. Amounts for Olivier Bohuon have been converted from EURO and amounts for Julie Brown and Graham Baker from GBP using average exchange rates. Given currency volatility in 2017, this may give the impression of changes that are misleading. Data is presented in local currency in the subsequent sections in the interests of full transparency.

84	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

Retirement of Olivier Bohuon

On 9 October 2017, we announced that Olivier Bohuon intended to retire as Chief Executive Officer by the end of 2018.

Up until the date of his retirement, Olivier Bohuon will continue to be paid his salary, pension and benefits and will participate on a pro-rata basis in the 2018 Annual Incentive Plan, which will be delivered entirely as cash. He will not receive a Performance Share Plan in respect of 2018. In-line with good leaver provisions in the Plan Rules and Remuneration Policy, the awards granted under the Performance Share Plan in 2016 and 2017 (as detailed in this report) will be pro-rated for length of time held and will, subject to the performance conditions being satisfactorily met, vest on the original vesting dates on the third anniversary of the respective dates of grant. The 2017 award will remain subject to a two-year post-vesting holding period.

FIXED PAY

Base salary

In February 2017, it was agreed that with effect from 1 April 2017, Executive Directors would be paid the following base salaries.

	2017	2016
Olivier Bohuon	€1,179,490	€1,179,490
Graham Baker	£510,000	–

In February 2018, we reviewed the base salaries of the Executive Directors, having considered general economic conditions and average salary increases across the rest of the Group, which have averaged at 2% in the UK and the US; 2.6% globally. The Remuneration Committee has agreed that there will be no increase to the base salary of Olivier Bohuon and that Graham Baker’s salary will be increased by 2% to £520,200.

Payment in lieu of pension

In 2017, Olivier Bohuon, Graham Baker and Julie Brown until her resignation on 11 January 2017 received a salary supplement of 30% of their basic salary to apply towards their retirement savings, in lieu of membership of one of the Company’s pension schemes.

Benefits

In 2017, Olivier Bohuon, Graham Baker and Julie Brown until her resignation on 11 January 2017 received death in service cover of seven-times basic salary, of which four-times salary is payable as a lump sum, with the balance used to provide for any spouse and dependent persons. They also received health cover for themselves and their families, a car allowance and financial consultancy advice. Olivier Bohuon also received assistance with travel costs between London and Paris. The same arrangements will apply in 2018 for Olivier Bohuon and for Graham Baker. The following table summarises the value of benefits on an element-by-element basis in respect of 2016 and 2017. Julie Brown received these benefits until she retired from the Board on 11 January 2017.

	Olivier Bohuon		Graham Baker		Julie Brown
	2017	2016	2017	2016	2017	2016
Health cover	£17,807	£15,672	£1,217	–	£44	£1,440
Car and fuel allowance	£15,000	€18,292	£14,182	–	£451	£14,640
Financial consultancy advice	£34,204	£66,572	£1,925	–	–	£6,614
	€37,736	–	–	–	–	–
Travel costs	£33,703	£23,814	–	–	–	–
Subscriptions	£4,023	£2,344	–	–	–	–

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	85

ANNUAL VARIABLE PAY

Annual Incentive Plan 2017

Cash Element

During 2016, the Remuneration Committee reviewed the operation of the Annual Incentive Plan and the performance measures and weightings which would apply to the cash element of the Annual Incentive Plan. These changes placed a greater emphasis on financial goals reflecting the importance we place on achievement of financial measures. The financial measures comprise 75% of the total award and are split between revenue (35%), trading profit margin (25%), and trading cash flow (15%). These measures were selected because revenue and trading profit margin constitute the key drivers of profit growth, and trading cash flow was a key measure of how efficiently we turn our assets into cash. Trading profit margin is a critical measure both for the business and our investors and delivering margin improvements is a core commitment under our strategy.

The remaining 25% of the total award are individual business objectives, similar to previous years, tied to our strategic priorities. As in previous years, these business objectives fell into the categories of Business Process, People and Customer.

The weighting of the performance measures for 2017 can be summarised as follows:

Financial objectives	75%
Revenue		35%
Trading profit margin		25%
Trading cash flow		15%
Business objectives	25%
Business process		8.33%
People		8.33%
Customer		8.33%

The figures for threshold, target and maximum relating to the financial objectives of the cash element of the 2017 Annual Incentive Plan are shown below:

	Threshold		Target		Maximum		Actual
Revenue	$4,578	m	$4,720	m	$4,861	m	$4,654	m1
Trading profit margin	21.8%		22.3%		22.7%		22.3%[1]
Trading cash flow²	$801	m	$890	m	$979	m	$940	m

1   At constant exchange rates. See page 182.

2   During the year, the trading cash flow target was adjusted upwards to reflect the change regarding the cash funding of closed post-retirement benefit schemes (see pages 150–155).

‘Target’ was set and approved by the Board in the 2017 Budget. ‘Threshold’ and ‘Maximum’ are set at +/‑3% from the target for revenue, at +/‑45bps for the trading profit margin measure and at +/‑10% for the trading cash flow from target.

This resulted in a bonus achievement of 73% of salary in respect of the financial objectives.

	Weight	Achieved % of target	Award % of salary
Revenue	35%	77%	26.9%
Trading profit margin	25%	107%	26.8%
Trading cash flow	15%	128%	19.2%

Accordingly, the following amounts have been earned by Olivier Bohuon and Graham Baker under the cash element of the Annual Incentive Plan in respect of their financial objectives.

Olivier Bohuon	€859,517
Graham Baker	£371,647

The same measures and weightings will apply to the financial measurements of the cash element of the Annual Incentive Plan 2018. For reasons of commercial sensitivity, we are unable to disclose the precise targets now, but they will be disclosed in the 2018 Remuneration Report at the time of vesting.

Business Objectives

When setting business objectives for the upcoming year, the Board looks not only at the expected financial performance for the year, but also at the actions it expects the Executive Director to carry out in the year to build a solid foundation for financial performance over the longer term. In reviewing performance against these objectives at the end of the year, the Board is mindful that there is not always a necessary correlation between financial performance and the achievement of business objectives.

86	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

The table below sets out how Olivier Bohuon and Graham Baker have performed against the business objectives of People, Business Process and Customers.

Olivier Bohuon	Graham Baker
People

–   Delivered 50bps improvement in Group Great Place to Work Trust Index, meeting target of 67%.

–   Further five countries awarded Great Place to Work Accreditation, ahead of target of two new countries, with nine countries in total now recognised.

–   Made progress against targets for 50% of critical roles filled by top talent (48% achieved); met target to identify internal successors for 50% of critical roles. Target to reduce voluntary turnover of top talent missed (12% against target of less than 10%).

–   Clear communication of strategy and implementation plans across the Group through direct and indirect channels to drive alignment and increase engagement.

–   Target of delivering $5 million incremental revenue from commercial excellence programme not met with remediation action initiated.

–   Achieved target of all employees and third party sellers completing more than 95% of global compliance on time.

–   Delivered 30bps improvement Finance function Great Place to Work Trust Index, meeting target of 67%.

–   Met target to upgrade Finance leadership team through combination of internal moves and external hires. Exceeded targets to retain and develop top Finance talent (80% of critical roles filled internally vs 50% target). Exceeded target on Finance leadership retention, with minimal loss of top‑talent against target of less than 10%.

Business Process

–   Achieved target of new global R&D model fully operational by first quarter of 2017, including Portfolio Innovation Board to drive strategy and prioritise projects. More than 80% of programme milestones met tracking towards best-in-class standard of 90%, and programme to develop further clinical evidence progressing to plan.

–   Maintaining an effective financial control environment.

–   Met target to hold employees accountable for Finance policies and procedures, with 95% compliance on Minimum Acceptable Practices (MAPs) and deeper checking across all Group countries.

–   Finance Transformation plan built, including integrating some back-office services into Global Business Services.

–   First phase of new IT finance system successfully implemented in North America on time and within budget.

–   Established relationships with investors and analysts supporting Group IR programme, receiving excellent feedback from external stakeholders.

Customers

–   Met target to continue to develop new business models including mid-tier portfolio in the Emerging Markets and eCAP in the US.

–   Roadmap for mid-tier product development completed in-line with target, with notable successes including ANTHEM Knee and ATLAS HF Nail in Emerging Markets. Mid-tier portfolio revenue growth tracked behind target.

–   Met target to provide robust financial modelling to improve business decision‑making processes, including improved visibility of R&D portfolio value and completion of acquisition of Rotation Medical, Inc.

–   Delivered leadership with Chief Executive Officer in developing APEX programme to improve competitiveness of Smith & Nephew.

–   Met tax targets with tax on trading reduced from 23.8% in 2016 to 17.1% in 2017 reflecting one-off benefit following the conclusion of a US tax audit, further progress in improving our tax rate, tax provision releases following expiry of statute of limitations and a beneficial geographical mix of profits on trading.

This resulted in a bonus achievement of 18% of salary in respect of the business objectives.

	Weight	Achieved % of target	Award % of salary
People	8.33%	72%	6%
Business Process	8.33%	100%	8%
Customers	8.33%	50%	4%

Accordingly, the following amount has been earned by Olivier Bohuon under the cash element of the Annual Incentive Plan in respect of his business objectives.

Olivier Bohuon	€212,308

This resulted in a bonus achievement of 31% of salary in respect of the business objectives.

	Weight	Achieved % of target	Award % of salary
People	8.33%	120%	10%
Business Process	8.33%	132%	11%
Customers	8.33%	120%	10%

Accordingly, the following amount has been earned by Graham Baker under the cash element of the Annual Incentive Plan in respect of his business objectives.

Graham Baker	£159,375

The same measures and weightings will apply to the business objectives of the cash element of the Annual Incentive Plan in 2018.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	87

HYBRID

Equity Incentive Award

The individual performance of all employees in the Group is assessed on two bases. The first looks at what has been achieved, namely the extent to which the employee has performed against the financial and business objectives set at the beginning of the year. The second looks at how this performance has been achieved, reflecting the right culture and values in accordance with our critical enablers. Against each, the employee is rated as having performed below, in-line or above expectations.

Assessment of how Executive Directors have achieved
		Below expectations	In-line with expectations	Above expectations
Assessment of what has been achieved	Below expectations	No Award	No Award	No Award
	In-line with expectations	No Award	Award of 50% of Salary	Award of 55% of Salary
	Above expectations	No Award	Award of 55% of Salary	Award of 65% of Salary

The Remuneration Committee has considered the performance of Olivier Bohuon and Graham Baker in exactly the same way as other employees in the Group when determining the level of Equity Incentive Award to be made to them. In assessing their performance against the same financial and business objectives used to determine the level of their cash award, the Remuneration Committee has determined that on the first criterion (assessing what they have achieved) Olivier Bohuon and Graham Baker have both performed in-line with expectations throughout the year. On the second criterion (assessing how they have achieved), the Remuneration Committee has determined that Olivier Bohuon has performed in-line with expectations and Graham Baker has performed above expectations. These ratings result in an Equity Incentive Award of 50% of salary for Olivier Bohuon and 55% of salary for Graham Baker.

In summary, as a result of the financial performance described on page 85 and the performance described in the table on page 86, the Remuneration Committee determined that the following awards be made under the Annual Incentive Plan in respect of performance in 2017:

Executive Director	Cash Component		Equity Component
	% of salary	Amount	% of salary	Amount
Olivier Bohuon	91%	€1,071,825	50%	€589,745
Graham Baker	104%	£531,022	55%	£280,500

These figures are converted into dollars and included under Annual Incentive Plan (cash) and (equity) in the single figure table on page 83.

As a result of the 2017 performance assessment for Olivier Bohuon, the first tranche of the Equity Incentive Award made in 2017, the second tranche of the Equity Incentive Award made in 2016 and the third tranche of the Equity Incentive Award made in 2015 will vest. Both the grant and vesting of these awards are subject to Olivier’s performance discussed on page 86. Graham Baker was not employed during 2016 and therefore received no Equity Incentive award in 2017.

Director	Date of Grant	Number of shares under award vesting	Number of shares to vest from each grant subject to performance
Olivier Bohuon	7 March 2017 – 1st tranche	13,886	27,779
	7 March 2016 – 2nd tranche	16,717	16,725
	9 March 2015 – 3rd tranche	12,849	0

88	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

Details of awards made under the Equity Incentive Programme during 2017

Details of conditional awards over shares, granted as part of the Annual Equity Incentive Programme to Executive Directors under the rules of the Global Share Plan 2010 for their 2016 performance (awarded in 2017) are shown below. The performance conditions and performance periods applying to these awards are detailed above.

Date granted	Number of shares under award	Date vesting
Olivier Bohuon
7 March 2017	41,665	1/3 on 7 March 2018
		1/3 on 7 March 2019
		1/3 on 7 March 2020

The precise awards granted in 2018 to Olivier Bohuon and Graham Baker in respect of service in 2017 will be announced when the awards are made and will be disclosed in the 2018 Annual Report.

Olivier Bohuon has announced his intention to retire by the end of 2018 and will therefore not be entitled to receive an Equity Incentive Award in 2019 after ceasing to be an employee. He will therefore receive a cash amount equivalent to the Equity Incentive Award he would have received, if any, had he remained employed. This will be disclosed in full in the 2018 Remuneration Report.

The Equity Incentive Award element will operate in 2018 in exactly the same way as in 2017 and previous years. The Remuneration Committee will assess what has been achieved by the Executive Directors against the same financial and business objectives used to determine the level of their cash awards. The Remuneration Committee will assess how the Executive Directors have achieved their objectives by considering the role played by the Executive Directors in establishing an appropriate culture and set of values throughout the organisation. The level of Equity Incentive Award to be made will be determined according to the matrix on page 87.

LONG-TERM VARIABLE PAY

Performance Share Plan

Performance Share Programme – 2017 grants

Performance share awards granted in 2017 were made to Executive Directors under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). During 2016, the Remuneration Committee reviewed the operation of the Performance Share Programme and made changes to the performance measures and weightings which were included with the Remuneration Policy and approved at the Annual General Meeting on 6 April 2017. The four equally weighted performance measures are relative TSR, return on invested capital, sales growth and cumulative free cash flow. These measures are aligned with our financial priorities and strategies. Performance will be measured over the three financial years from 1 January 2017 and awards will vest subject to performance and continued employment in 2020. Sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years.

The two equally weighted peer groups against which the Company’s TSR performance will be measured are defined at the start of each performance period based on constituents of the following:

–  A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising Medical Devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). This is a broader sector-based peer group than in previous years, so that we maintain a focus on outperforming our broad sector without being impacted by the volatility of a smaller group.

–  FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in.

The Group’s TSR performance and its performance relative to the comparator group is independently monitored and reported to the Remuneration Committee by Willis Towers Watson.

Total Shareholder Return (TSR) performance is relative to two separate indices as follows:

	Award vesting as % of salary at date of grant
Relative TSR ranking	Sector Based Peer Group	FTSE100 Peer Group
Below median	Nil	Nil
Median	5.9375%	5.9375%
Upper quartile or above	23.75%	23.75%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median, none of this part of the award will vest.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	89

Return on invested capital (ROIC), adds focus on enhancing operating performance and reducing the under-performing asset base. 25% of the award will vest subject to ROIC:

ROIC will be defined as:

Net Operating Profit[1] less Adjusted Taxes[2]
(Opening Net Operating Assets + Closing Net Operating Assets3)/2

ROIC will be measured each year of the three-year performance period and a simple average of the three years will be compared to the targets below (precise numbers will be included in the Remuneration Report prospectively). The Remuneration Committee will have the discretion to adjust ROIC targets in the case of significant events such as material mergers, acquisitions and disposals and that such adjustment will be consistent with the deal model and approved by the Board at the time of the transaction.

1   Operating profit is as disclosed in the Group income statement in the Annual Report.

2   Adjusted taxes represents our taxation charge per the Group income statement adjusted for the impact of tax on items not included in Operating Profit notably interest income and expense, other finance costs and share of results of associates.

3   Net Operating Assets comprises net assets from the Group balance sheet (Total assets less Total liabilities) excluding the following items: Investments, Investments in associates, Retirement benefit assets and liabilities, Long-term borrowings, Bank overdrafts and loans, and Cash at bank.

The awards subject to ROIC will vest as follows:

Return on Invested Capital	Award vesting as % of salary
Below Threshold 11.1%	Nil
Threshold 11.1% (‑1.9% of target)	11.875%
Target 13% (as derived from the Strategic Plan)	23.75%
Maximum or above 14.9% (+1.9% of target)	47.5%

Awards will vest on a straight-line basis between these points.

Sales growth focuses on growth in both Established Markets and Emerging Markets. 25% of the award will be subject to sales growth and will vest as follows:

Sales growth over three-year period commencing 1 January 2017	Award vesting as % of salary
Below Threshold	Nil
Threshold (‑3% of target)	11.875%
Target	23.75%
Maximum or above (+3% of target)	47.5%

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

It is important as it is derived from increased revenues and healthy trading profits. Having a healthy cash flow will enable us to continue to grow and invest. 25% of the award will be subject to cumulative free cash flow performance and will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1,482m	Nil
$1,482m (‑13% of target)	11.875%
$1,703m	23.75%
$1,924m or more (+13% of target)	47.5%

90	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

Performance Share Programme 2018

A performance share award will be made in 2018 to Graham Baker under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). No performance share award will be made to Olivier Bohuon in 2018.

Performance will be measured over the three financial years commencing 1 January 2018 against the same four equally weighted performance measures as in 2017: relative TSR, return on invested capital, sales growth and cumulative free cash flow. On vesting, sufficient shares will be sold to cover taxation obligations and Graham Baker will be required to hold the net shares for a further period of two years.

TSR performance will be measured in the same way as in 2017 as described on page 88 against the same two peer groups.

Return on invested capital (ROIC) will be measured in the same way as in 2017, as described on page 89. The targets will be as follows:

Return on Invested Capital	Award vesting as % of salary
Below Threshold 11.6%	Nil
Threshold 11.6% (‑1.25% of target)	11.875%
Target 12.9% (as derived from the Strategic Plan)	23.75%
Maximum or above 14.1% (+1.25% of target)	47.5%

Awards will vest on a straight-line basis between these points.

Sales growth will be measured in the same way as in 2017, as described on page 89. The targets will be as follows:

Sales growth over three-year period commencing 1 January 2018	Award vesting as % of salary
Below Threshold	Nil
Threshold (‑2.7% of target)	11.875%
Target	23.75%
Maximum or above (+2.7% of target)	47.5%

It is not possible to disclose precise targets for sales growth as this will give commercially sensitive information to our competitors concerning our growth plans and is potentially price sensitive information. This target however will be disclosed in the 2020 Annual Report, when the Committee will discuss performance against the target.

Cumulative free cash flow will be measured in the same way as in 2017, as described on page 89. The targets will be as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1,575m	Nil
$1,575m (‑13% of target)	11.875%
$1,810m	23.75%
$2,046m or more (+13% of target)	47.5%

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	91

VESTING OF AWARDS MADE IN 2015

Performance Share Programme 2015

Since the end of the year, the Remuneration Committee has reviewed the vesting of conditional awards made to Executive Directors under the Global Share Plan 2010 in 2015. Vesting of the conditional awards made in 2015 was subject to performance conditions based on TSR, revenue in Emerging Markets and cumulative free cash flow measured over a three-year period commencing 1 January 2015.

25% of the award was based on the Company’s TSR relative to a bespoke group of 12 Medical Devices companies. This group comprised of the following companies: Baxter, Becton Dickinson, Boston Scientific, Coloplast, Conmed, Edwards Life Sciences, Medtronic, NuVasive, Orthofix, Stryker, Wright Medical and Zimmer. The following companies delisted during the period and were therefore removed: Covidien, C R Bard, Nobel Biocare and St Jude Medical. Against this peer group, the Company’s TSR performance ranked below median meaning that this part of the award therefore vested at 0%.

25% of the award was based on revenues in Emerging Markets. The threshold set in 2015 was $2,395 million with a target of $2,818 million. Over the three-year period, the adjusted revenues in Emerging Markets were $2,411 million. These adjustments include translational foreign exchange and Board-approved M&A . This part of the award therefore vested at 13% out of the 25% target.

50% of the award was based on cumulative free cash flow performance. Over the three-year period, the adjusted cumulative free cash flow was $2,024 million which is between target and maximum. These adjustments include items such as Board-approved M&A, including the acquisition of BlueBelt and Board-approved Business Plans such as the metal-on-metal settlements. This part of the award therefore vested at 95%.

	Threshold	Target	Maximum	Actual	Percentage Vesting
TSR	Median	–	Upper Quartile	Below Median	0%
Emerging Markets Sales	$2,395m	$2,818m	$3,240m	$2,411m	13%
Cumulative Free Cash Flow	$1,578m	$1,814m	$2,050m	$2,024m	95%

Overall therefore, the conditional awards made in 2015 will vest at 54% of maximum (108% of target) on 9 March 2018 as follows:

Director	Date of grant	Number of shares under award at maximum	Number vesting
Olivier Bohuon	9 March 2015	133,156	71,904

DETAILS OF OUTSTANDING AWARDS MADE UNDER THE PERFORMANCE SHARE PROGRAMME

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2010. The performance conditions and performance periods applying to these awards are detailed on pages 88 and 89.

	Date granted	Number of ordinary shares under award at maximum	Date of vesting
Olivier Bohuon	9 March 2015	133,1561	9 March 2018
	7 March 2016	146,620	7 March 2019
	7 March 2017	158,328	7 March 2020
Graham Baker	7 March 2017	79,166	7 March 2020

1On 6 February 2018, 46% of the award granted at maximum to Olivier Bohuon lapsed following completion of the performance period.

SUMMARY OF SCHEME INTERESTS AWARDED DURING THE FINANCIAL YEAR

	Olivier Bohuon		Graham Baker[1]
	Number of shares	Face value	Number of shares	Face value
Annual Equity Incentive Award (see page 87)	41,665	€589,745	–	–
Performance Share Award at maximum (see page 91)	158,328	€2,241,030	79,166	£969,000

1     Annual Equity Incentive Awards for 2017 were based on performance for 2016, hence Graham Baker received no award.

Please see Policy Table on pages 99 and 100 for details of how the above plans operate. The number of shares is calculated using the closing share price on the day before the grant, which for the awards granted on 7 March 2017 was 1,224p.

92	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

SINGLE TOTAL FIGURE ON REMUNERATION

Chairman and Non-Executive Directors

	Basic annual fee[1]		Committee Chairman / Senior Independent Director fee		Intercontinental travel fee			Total
Director	2017	2016	2017	2016	2017	2016	2017	2016
Roberto Quarta	£412,000	£409,750	–	–	£7,000	£3,500	£419,000	£413,250
Vinita Bali[2]	£36,750	£63,000	–	–	£7,000	£21,000	£43,750	£84,000
	$59,780	$9,780			$21,000	–	$80,780	$9,780
Ian Barlow	£68,135	£68,135	£20,000	£18,750	£7,000	£3,500	£95,135	£90,385
Virginia Bottomley	£68,135	£68,135	–	–	£7,000	£3,500	£75,135	£71,635
Erik Engstrom	£68,135	£68,135	–	–	£7,000	£3,500	£75,135	£71,635
Robin Freestone	£68,135	£68,135	£16,667	–	£7,000	£3,500	£91,802	£71,635
Michael Friedman	$129,780	$129,780	$35,000	$33,000	$42,000	$35,000	$206,780	$197,780
Brian Larcombe[3]	£20,750	£68,135	£1,277	£18,750	–	£3,500	£22,027	£90,385
Marc Owen[4]	$30,000	–	–	–	$14,000	–	$44,000	–
Joseph Papa	$129,780	$129,780	$35,000	$33,000	$35,000	$35,000	$199,780	$197,780
Angie Risley[5]	£18,173	–	–	–	£7,000	–	£25,173	–

1The basic annual fee includes shares purchased for the Chairman and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table on page 104.

2Vinita Bali elected to receive the payment of her fee in US$ in August 2017 having previously been in GBP.

3Brian Larcombe retired from the Board with effect from 6 April 2017.

4Marc Owen was appointed to the Board with effect from 1 October 2017.

5Angie Risley was appointed to the Board with effect from 18 September 2017.

Chairman and Non-Executive Director Fees

In February 2018, the Remuneration Committee reviewed the fees paid to the Chairman and determined that with effect from 1 April 2018 the fees paid would increase by 2%. The Board reviewed the fees paid to the Non-Executive Directors and determined that with effect from 1 April 2018, the fees paid in GBP would be increased by 2% and the fees paid in US$ would remain unchanged as follows:

Annual fee paid to the Chairman	£420,240 of which £105,060 paid in shares
Annual fee paid to Non-Executive Directors	£69,500 of which £6,500 paid in shares Or $129,780 of which $9,780 paid in shares
Intercontinental travel fee (per meeting)	£3,500 or $7,000
Fee for Senior Independent Director and Committee Chairman	£20,000 or $35,000

Chief Executive Officer’s remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2016 and 2017 compared to that of employees generally is as follows:

	Base salary % change 2017	Benefits % change 2017	Annual cash bonus % change 2017
Chief Executive Officer	0%	6.6%	103.9%
Average for all employees	3.3%	N/A	N/A

The average cost of wages and salaries for employees generally decreased by 10% in 2017 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

The Committee is mindful that the Government now requires quoted companies to publish their Chief Executive Officer’s pay in relation to its workforce. The Committee awaits the Government’s advice on the exact method of calculation, but aims to publish this information in the 2018 Annual Report.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	93

Payments made to past Directors

No payments were made to former Directors in the year, other than base payments made to Julie Brown for the 11 days worked in January 2017, as disclosed on page 83.

Payments for loss of office

No payments were made in respect of a Director’s loss of office in 2017.

Service contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 102 of the Policy Report.

Outside directorships

Olivier Bohuon is a Non-Executive Director of Virbac SA and received €21,000 in respect of this appointment. He is also a Non-Executive Director of Shire Plc and received €107,466 in cash and £24,053 in shares in respect of this appointment. Julie Brown is a Non-Executive Director of Roche Holding Ltd and received a fee of CHF10,849 until 11 January 2017.

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Olivier Bohuon				Graham Baker			Julie Brown
	1 January 2017	31 December 2017	16 February 2018[1]		1 March 2017[2]	31 December 2017	16 February 2018[1]	1 January 2017	11 January 2017[3]
Ordinary shares	424,288	467,811	467,811	[4]	–	–	–[4]	90,040	90,040
Share options	–	–	–		–	–	–	2,400	–
Performance share awards[5]	460,080	423,680	362,428		–	79,166	79,166	273,598	–
Equity Incentive awards	96,417	87,956	87,956		–	–	–	50,649	–
Other awards	–	–	–		–	–	–	–	–

1     The latest practicable date for this Annual Report.

2     Graham Baker was appointed to the Board from 1 March 2017.

3     Julie Brown retired from the Board on 11 January 2017.

4     The ordinary shares held by Olivier Bohuon on 16 February 2018 represent 571.6% of his base annual salary and for Graham Baker 0% of his base salary.

5     These share awards are subject to further performance conditions before they may vest, as detailed on pages 88–90.

The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company. In addition, Olivier Bohuon holds 50,000 deferred shares. Following the redenomination of ordinary shares into US$ on 23 January 2006, the Company issued 50,000 deferred shares. These shares are normally held by the Chief Executive Officer and are not listed on any stock exchange and have extremely limited rights attached to them.

Beneficial interests of the Chairman and Non-Executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2017 (or date of appointment if later)	31 December 2017 (or date of retirement if earlier)	16 February 2018[1]	Shareholding as % of annual fee[2]
Roberto Quarta[3]	24,156	28,261	28,261	87.8
Vinita Bali[4]	6,522	6,836	6,836	130.7
Ian Barlow	18,786	19,009	19,009	357
Virginia Bottomley	18,473	18,714	18,714	351.4
Erik Engstrom	15,350	15,547	15,547	292
Robin Freestone	15,310	15,525	15,525	291.5
Michael Friedman[4]	9,476	9,910	9,910	139.4
Brian Larcombe⁵	40,718	40,718	N/A	N/A
Marc Owen	–	–	7,000	98.5
Joseph Papa[4]	13,547	13,860	13,860	195
Angie Risley	–	–	1,601	30.1

1     The latest practicable date for this Annual Report.

2     Calculated using the closing share price of 1,279.50p per ordinary share and $36.54 per ADS on 16 February 2018, and an exchange rate of £1/$1.4027.

3     All Non-Executive Directors in office since 1 January 2017 held the required shareholding during the year except the Chairman.

4     Vinita Bali, Michael Friedman and Joseph Papa hold some of their shares in the form of ADS.

5     Brian Larcombe retired from the Board on 6 April 2017.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

94	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

Relative importance of spend on pay

The following table sets out the total amounts spent in 2017 and 2016 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2017	For the year to 31 December 2016	% change
Attributable profit for the year	$767m	$784m	-2%
Dividends paid during the year	$269m	$279m	-4%
Share buyback	$52m¹	$368m²	86%
Total Group spend on remuneration	$1,157m	$1,227m	-6%

1    Shares are bought in the market in respect of shares issued as part of the executive and employee share plans.

2    Following the disposal of the Gynaecology business in August 2016, the Company commenced a $300m share buy-back programme which completed during 2016. See Note 19.2 for further information.

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

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	95

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous nine years:

	Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer	Single figure of total remuneration $	Annual Cash Incentive payout against maximum %	Performance shares %	Options %
2017	Olivier Bohuon	$5,032,925	60.67⁵	54	–
2016	Olivier Bohuon	$3,332,850⁴	30	8	–
2015	Olivier Bohuon	$5,342,377	75	33.5	–
2014	Olivier Bohuon	$6,785,121	43	57	–
2013	Olivier Bohuon	$4,692,858	84	0	–
2012	Olivier Bohuon	$4,956,771	84	N/A	–
2011	Olivier Bohuon[1,2]	$7,442,191	68	N/A	–
2011	David Illingworth[3]	$3,595,787	37	27	27
2010	David Illingworth	$4,060,707	57	70	61

1    Appointed Chief Executive Officer on 1 April 2011.

2    Includes recruitment award of €1,400,000 cash and a share award over 200,000 ordinary shares with a value of €1,410,000 on grant.

3    Resigned as Chief Executive Officer on 1 April 2011.

4    Prior years are restated to reflect amounts not known at the date of signing the previous Annual Report.

5    Calculated as 91% (actual payout) disclosed on page 87 divided by the maximum potential payout of 150%.

Statement of voting at Annual General Meeting held in 2017

At the Annual General Meeting held on 6 April 2017, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Report were as follows:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’ Remuneration Policy	578,383,031	98.30	10,003,885	1.70	588,386,916	1,422,700
Approval of the Directors’ Remuneration Report	581,873,387	98.85	6,787,211	1.15	588,660,598	1,149,020

The Remuneration Committee is mindful of the Government’s new requirements to engage more with employee stakeholders on all matters of remuneration. The Committee is currently reviewing how best to implement this and will communicate with employees accordingly. Gender pay is also a 2018 focus for the Committee, a programme to ensure women are fully supported in their careers at Smith & Nephew will be part of the Committee’s agenda during this time of improvement as we look to the future.

Senior management remuneration

The Group’s administrative, supervisory and management body (senior management) is comprised for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 50 and 54-55.

Compensation paid to senior management in respect of 2015, 2016 and 2017 was as follows:

	2017	2016	2015
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$13,573,000	$12,874,000	$13,971,000
Total compensation for loss of office	$2,711,000	–	–
Aggregate increase in accrued pension scheme benefits	–	–	–
Aggregate amounts provided for under supplementary schemes	$872,000	$1,112,000	$698,000

96	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION IMPLEMENTATION REPORT

As at 16 February 2018, senior management owned 720,897 shares and 3,015 ADSs, constituting less than 0.1% of the share capital of the Company. Details of share awards granted during the year and held as at 16 February 2018 by members of senior management are as follows:

	Share awards granted during the year	Total share awards held as at 16 February 2018
Equity Incentive awards	306,903	319,377
Performance Share awards at maximum	617,156	1,033,315
Conditional share awards under the Global Share Plan 2010	190,464	197,510
Options under Employee ShareSave plans	0	4,559
Options under the Global Share Plan 2010	0	0

Dilution headroom

The Remuneration Committee ensures that at all times the number of new shares which may be issued under any share-based plans, including all-employee plans, does not exceed 10% of the Company’s issued share capital over any rolling 10‑year period (of which up to 5% may be issued to satisfy awards under the Company’s discretionary plans). The Company monitors headroom closely when granting awards over shares taking into account the number of options or shares that might be expected to lapse or be forfeited before vesting or exercise. In the event that insufficient new shares are available, there are processes in place to purchase shares in the market to satisfy vesting awards and to net-settle option exercises.

Over the previous 10 years (2008 to 2017), the number of new shares issued under our share plans has been as follows:

All-employee share plans	7,275,468 (0.83% of issued share capital as at 16 February 2018)
Discretionary share plans	33,119,507 (3.79% of issued share capital as at 16 February 2018)

By order of the Board, on 22 February 2018

Joseph Papa

Chairman of the Remuneration Committee

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	97

REMUNERATION THE POLICY REPORT

FUTURE POLICY TABLE – EXECUTIVE DIRECTORS

The following table and accompanying notes explain the different elements of remuneration we pay to our Executive Directors. It was approved by shareholders at the 2017 Annual General Meeting on 6 April 2017.

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

How the component operates	Maximum levels of payment	Framework in which performance is assessed
Current Executive Directors receive an allowance in lieu of membership of a Company-run pension scheme. Base salary is the only component of remuneration which is pensionable.	Up to 30% of base salary.	The level of payment in lieu of a pension paid to Executive Directors is not dependent on performance.

98	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION THE POLICY REPORT

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

Where applicable, relocation costs may be provided in-line with Company’s relocation policy for employees, which may include removal costs, assistance with accommodation, living expenses for self and family and financial consultancy advice. In some cases such payments may be grossed up.

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

The potential gains from all-employee plans are not based on performance but are linked to growth in the share price.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	99

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

The total maximum payable under the Annual Incentive Plan is 215% of base salary (150% Cash Incentive and 65% Equity Incentive).

In respect of the Cash Incentive:

–  150% salary awarded for maximum performance.

–  100% salary awarded for target performance.

–  50% salary awarded for threshold performance.

–  Performance assessed against individual objectives and Group financial targets.

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

In respect of the Equity Incentive:

–  Performance is assessed against individual performance, which includes an element of Group financial targets.

–  65% of salary awarded for maximum performance.

–  50% of salary awarded for target performance.

–  0% of salary awarded for performance assessed to be below target.

The Remuneration Committee will use its judgement of the individual’s performance based both on what has been achieved during the year and how it has been achieved in determining the level of equity award that may be awarded within the range of 0% to 65% of salary.

The equity component will vest in three equal tranches over a three-year period, provided that satisfactory performance is sustained.

100	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION THE POLICY REPORT

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

Annual awards: – 190% of salary for maximum performance. – 95% of salary for target performance. – 47.5% of salary for threshold performance.

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

–  The cash and share awards are subject to malus and clawback as detailed in the notes following this table.

Awards made prior to 2017 were subject to TSR against a sector peer group, cash flow and revenue in Emerging Markets targets.

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	101

ILLUSTRATIONS OF THE APPLICATION OF THE REMUNERATION POLICY 2017

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under three different performance scenarios.

Figures as at salary levels in 2017, when the Policy Report was approved by shareholders
Chief Executive Officer	Chief Financial Officer

Total Remuneration by Performance Scenario for 2017 Financial Year (percentage split)
Chief Executive Officer	Chief Financial Officer

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

POLICY ON RECRUITMENT ARRANGEMENTS

Our policy on the recruitment of Executive Directors is to pay a fair remuneration package for the role being undertaken and the experience of the Executive Director appointed. In terms of base salary, we will seek to pay a salary comparable, in the opinion of the Committee, to that which would be paid for an equivalent position elsewhere. The Remuneration Committee will determine a base salary in-line with the policy and having regard to the parameters set out on in the future policy table. Incoming Executive Directors will be entitled to pension, benefit and incentive arrangements which are the same as provided to existing Executive Directors. On that basis, incentive awards would not exceed 405% of base salary.

We recognise that in the event that we require a new Executive Director to relocate to take up a position with the Company, we will also pay relocation and related costs as described in the future policy table, which is in-line with the relocation arrangements we operate across the Group.

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

102	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION THE POLICY REPORT

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

In addition, we may also in exceptional circumstances exercise our discretion to pay the Executive Director a proportion of the annual cash incentive they would have received had they been required to work their notice period. Any entitlement or discretionary payment may be reduced in-line with the Executive Director’s duty to mitigate losses, subject to applying our non-compete clause.

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

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	103

CHANGES TO POLICY

The 2017 Remuneration Policy makes the following changes to the 2014 Remuneration policy:

–  Introduction of a two-year holding period for vested Performance shares;

–  Flexibility to change measures;

–  Increased emphasis on financial objectives in the Annual Incentive Plan, increases from 70% to 75%; and

–  Increased shareholding requirement to 300% of salary for the Chief Executive Officer.

Further details can be found in the letter from the Chairman of the Remuneration Committee on pages 79-80 of the 2017 Annual Report.

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

Executive Director base salaries will generally increase at a rate in-line with the average salary increases awarded across the Company. Given the diverse geographic markets within which the Company operates, the Committee will generally be informed by the average salary increase in both the market local to the Executive and the UK, recognising the Company’s place of listing, and will also consider market data periodically.

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

104	GOVERNANCE	SMITH & NEPHEW ANNUAL REPORT 2017

REMUNERATION THE POLICY REPORT

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

Fees are set in-line with market practice for fees paid by similarly sized UK listed companies.

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

SMITH & NEPHEW ANNUAL REPORT 2017	GOVERNANCE	105

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

Ahead of the Annual General Meeting in 2016, Mr Papa held meetings and calls with 28 shareholders holding approximately 33% of the Company’s Share Capital. Although the holders of 53% of our shares voted against the Remuneration Report in 2016, our engagement ahead of the 2016 Annual General Meeting had shown us that shareholders were broadly supportive of our Remuneration Policy and those who opposed the Remuneration Report were primarily voting against the use of discretion rather than any aspect of the Remuneration Policy.

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

106	ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

CONTENTS

STATEMENT OF DIRECTOR’S RESPONSIBILITIES	107	NOTE 14. TRADE AND OTHER PAYABLES	139
INDEPENDENT AUDITOR’S US REPORT	108	NOTE 15. CASH AND BORROWINGS	140
CRITICAL JUDEMENTS AND ESIMATES	114	NOTE 16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	143
		NOTE 17. PROVISIONS AND CONTINGENCIES	148
GROUP FINANCIAL STATEMENTS		NOTE 18. RETIREMENT BENEFIT OBLIGATIONS	150
GROUP INCOME STATEMENT	115	NOTE 19. EQUITY	156
GROUP STATEMENT OF COMPREHENSIVE INCOME	115	NOTE 20. CASH FLOW STATEMENT	158
GROUP BALANCE SHEET	116	NOTE 21. ACQUISITIONS AND DISPOSALS	159
GROUP CASH FLOW STATEMENT	117	NOTE 22. OPERATING LEASES	161
GROUP STATEMENT OF CHANGES IN EQUITY	118	NOTE 23.1. SHARE-BASED PAYMENTS	162
		NOTE 23.2. RELATED PARTY TRANSACTIONS	162
NOTES TO THE GROUP ACCOUNTS		NOTE 24. POST BALANCE SHEET EVENTS	162
NOTE 1. BASIS OF PREPARATION	119
NOTE 2. BUSINESS SEGMENT INFORMATION	121	COMPANY FINANCIAL STATEMENTS AND ASSOCIATED NOTES	163
NOTE 3. OPERATING PROFIT	125
NOTE 4. INTEREST AND OTHER FINANCE COSTS	126	GROUP AND OTHER FINANCIAL INFORMATION
NOTE 5. TAXATION	127	GROUP INFORMATION	171
NOTE 6. EARNINGS PER ORDINARY SHARE	130	OTHER FINANCIAL INFORMATION	176
NOTE 7. PROPERTY, PLANT AND EQUIPMENT	131	INFORMATION FOR SHAREHOLDERS	184
NOTE 8. GOODWILL	133
NOTE 9. INTANGIBLE ASSETS	134
NOTE 10. INVESTMENTS	136
NOTE 11. INVESTMENTS IN ASSOCIATES	136
NOTE 12. INVENTORIES	137
NOTE 13. TRADE AND OTHER RECEIVABLES	138

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS	107

GROUP FINANCIAL STATEMENTS
STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE ANNUAL REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing this Annual Report and Form 20‑F Information and the Group and Parent Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year.  Under that law they are required to prepare the Group financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (IFRSs as adopted by the EU) and applicable law and have elected to prepare the Parent Company financial statements in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework. Under company law Directors must not approve Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of a group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company Financial Statements, the Directors are required to:

 select suitable accounting policies and then apply them consistently;

 make judgements and estimates that are reasonable, relevant, reliable and prudent;

 for the Group financial statements, state whether they have been prepared in accordance with IFRSs, as issued by the IASB and adopted by the EU;

 for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company Financial Statements;

 assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

 use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006.  They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.  Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE ANNUAL REPORT

We confirm that to the best of our knowledge:

-

the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

-

the Strategic Report and Directors’ Report include a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises the following sections:

-	Overview (pages 2-7);
-	Our Business and Marketplace (pages 8-17);
-	Operational Review (pages 18-35);
-	Financial Review (pages 38-39);
-	Risk (pages 40-49);

The Directors’ Report has also been prepared in accordance with the Companies Act 2006 and The Small Companies and Groups (Accounts and Directors’ Report) Regulations 2008 comprising of pages 6, 16-17, 25-28, 33-39, 42-78, 107, 140-142, 158 and pages 171-192 of the Annual Report.

And has been approved and signed on behalf of the Board.

We consider the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the Board, 22 February 2018

Susan Swabey
Company Secretary

108 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP FINANCIAL STATMENTS

INDEPENDENT AUDITOR’S US REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
Smith & Nephew plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group balance sheets of Smith & Nephew plc and subsidiaries (the “Group”) as of 31 December 2017 and 2016, the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the years in the three-year period ended 31 December 2017, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinion

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Evaluation of Internal Controls. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG LLP

We have served as the Group’s auditor since 2015.

London, United Kingdom

22 February 2018

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 109

THIS PAGE LEFT INTENTIONALLY BLANK

110 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP FINANCIAL STATEMENTS

THIS PAGE LEFT INTENTIONALLY BLANK

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 111

THIS PAGE LEFT INTENTIONALLY BLANK

112 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP FINANCIAL STATEMENTS

THIS PAGE LEFT INTENTIONALLY BLANK

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 113

THIS PAGE LEFT INTENTIONALLY BLANK

114 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP FINANCIAL STATEMENTS

CRITICAL JUDGEMENTS AND ESTIMATES

The Group prepares its consolidated financial statements in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

The Group’s accounting policies do not include any critical judgements. The Group’s accounting policies are set out in Notes 1-23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s estimation are as follows:

VALUATION OF INVENTORIES

A feature of the Orthopaedic Reconstruction and Trauma & Extremities franchises (whose finished goods inventory make up approximately 79% of the Group’s total finished goods inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

IMPAIRMENT

In carrying out impairment reviews of intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

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

TAXATION

The Group operates in numerous tax jurisdictions around the world and it is Group policy to submit its tax returns to the relevant tax authorities as promptly as possible. At any given time, the Group is involved in disputes and tax audits and will have a number of tax returns potentially subject to audit. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of tax provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 115

GROUP INCOME STATEMENT

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2017	2016	2015
	Notes	$ million	$ million	$ million
Revenue	2	4,765	4,669	4,634
Cost of goods sold		(1,248)	(1,272)	(1,143)
Gross profit		3,517	3,397	3,491
Selling, general and administrative expenses	3	(2,360)	(2,366)	(2,641)
Research and development expenses	3	(223)	(230)	(222)
Operating profit	2 & 3	934	801	628
Interest income	4	6	6	11
Interest expense	4	(57)	(52)	(49)
Other finance costs	4	(10)	(16)	(15)
Share of results of associates	11	6	(3)	(16)
Profit on disposal of business	21	–	326	–
Profit before taxation		879	1,062	559
Taxation	5	(112)	(278)	(149)
Attributable profit for the year[1]		767	784	410
Earnings per ordinary share[1]	6
Basic		87.8¢	88.1¢	45.9¢
Diluted		87.7¢	87.8¢	45.6¢

GROUP STATEMENT OF COMPREHENSIVE INCOME

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2017	2016	2015
	Notes	$ million	$ million	$ million
Attributable profit for the year[1]		767	784	410
Other comprehensive income:
Items that will not be reclassified to income statement
Re-measurement of net retirement benefit obligations	18	64	(81)	(8)
Taxation on other comprehensive income	5	(9)	10	10
Total items that will not be reclassified to income statement		55	(71)	2

Items that may be reclassified subsequently to income statement
Cash flow hedges – forward foreign exchange contracts
– (losses)/gains arising in the year		(45)	(15)	34
– losses/(gains) transferred to inventories for the year		21	20	(50)
Fair value remeasurement of available for sale asset		(10)	10	–
Exchange differences on translation of foreign operations		181	(134)	(176)
Total items that may be reclassified subsequently to income statement		147	(119)	(192)
Other comprehensive income/(loss) for the year, net of taxation		202	(190)	(190)
Total comprehensive income for the year[1]		969	594	220

1	Attributable to equity holders of the Company and wholly derived from continuing operations.

   The Notes on pages 119-162 are an integral part of these accounts.

116 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP FINANCIAL STATEMENTS

GROUP BALANCE SHEET

		At	At
		31 December	31 December
		2017	2016
	Notes	$ million	$ million
Assets
Non-current assets
Property, plant and equipment	7	1,049	982
Goodwill	8	2,371	2,188
Intangible assets	9	1,371	1,411
Investments	10	21	25
Investments in associates	11	118	112
Other non-current assets	13	16	–
Retirement benefit assets	18	62	–
Deferred tax assets	5	127	97
		5,135	4,815
Current assets
Inventories	12	1,304	1,244
Trade and other receivables	13	1,258	1,185
Cash at bank	15	169	100
		2,731	2,529
Total assets		7,866	7,344

Equity and liabilities
Equity attributable to owners of the Company
Share capital	19	178	180
Share premium		605	600
Capital redemption reserve		17	15
Treasury shares	19	(257)	(432)
Other reserves		(228)	(375)
Retained earnings		4,329	3,970
Total equity		4,644	3,958
Non-current liabilities
Long-term borrowings	15	1,423	1,564
Retirement benefit obligations	18	131	164
Other payables	14	128	82
Provisions	17	97	134
Deferred tax liabilities	5	97	94
		1,876	2,038
Current liabilities
Bank overdrafts and loans	15	27	86
Trade and other payables	14	957	884
Provisions	17	129	147
Current tax payable	5	233	231
		1,346	1,348
Total liabilities		3,222	3,386
Total equity and liabilities		7,866	7,344

The accounts were approved by the Board and authorised for issue on 22 February 2018 and are signed on its behalf by:

Roberto Quarta	Olivier Bohuon	Graham Baker
Chairman	Chief Executive Officer	Chief Financial Officer

   The Notes on pages 119-162 are an integral part of these accounts.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 117

GROUP CASH FLOW STATEMENT

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2017	2016	2015
	Notes	$ million	$ million	$ million
Cash flows from operating activities
Profit before taxation		879	1,062	559
Net interest expense	4	51	46	38
Depreciation, amortisation and impairment		447	463	493
Loss on disposal of property, plant and equipment and software		13	15	15
Distribution from trade investments		–	–	3
Share-based payments expense (equity settled)	23	31	27	29
Share of results of associates	11	(6)	3	16
Profit on disposal of business	21	–	(326)	–
Net movement in post-retirement benefit obligations		(40)	(85)	(57)
Increase in inventories		(17)	(47)	(83)
Increase in trade and other receivables		(40)	(74)	(26)
(Decrease)/increase in trade and other payables and provisions		(45)	(49)	216
Cash generated from operations[1]		1,273	1,035	1,203
Interest received		2	3	8
Interest paid		(50)	(48)	(44)
Income taxes paid		(135)	(141)	(137)
Net cash inflow from operating activities		1,090	849	1,030
Cash flows from investing activities
Acquisitions, net of cash acquired	21	(159)	(214)	(44)
Capital expenditure	2	(376)	(392)	(358)
Investment in associate	11	–	–	(25)
Purchase of investments	10	(8)	(2)	(2)
Proceeds on disposal of business	21	–	343	–
Tax on disposal of business		–	(118)	–
Net cash used in investing activities		(543)	(383)	(429)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		5	10	16
Purchase of own shares		(52)	(368)	(77)
Proceeds from borrowings due within one year	20	53	34	42
Settlement of borrowings due within one year	20	(64)	(38)	(26)
Proceeds from borrowings due after one year	20	570	890	831
Settlement of borrowings due after one year	20	(706)	(759)	(1,062)
Proceeds from own shares		5	6	5
Settlement of currency swaps	20	24	(25)	(15)
Equity dividends paid	19	(269)	(279)	(272)
Net cash used in financing activities		(434)	(529)	(558)
Net increase/(decrease) in cash and cash equivalents		113	(63)	43
Cash and cash equivalents at beginning of year	20	38	102	65
Exchange adjustments	20	4	(1)	(6)
Cash and cash equivalents at end of year[2]		155	38	102

1

Includes $15m (2016: $62m, 2015: $52m) of outgoings on restructuring and rationalisation expenses, $3m (2016: $24m, 2015: $36m) of acquisition-related costs and $25m (2016: $36m, 2015: $3m) of legal and other costs.

2	Cash and cash equivalents is net of bank overdrafts of $14m (2016: $62m, 2015: $18m).

   The Notes on pages 119-162 are an integral part of these accounts.

118 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP FINANCIAL STATEMENTS

GROUP STATEMENT OF CHANGES IN EQUITY

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares[2]	reserves[3]	earnings	equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2014	184	574	11	(315)	(64)	3,650	4,040
Attributable profit for the year[1]	–	–	–	–	–	410	410
Other comprehensive (expense)/income	–	–	–	–	(192)	2	(190)
Equity dividends declared and paid	–	–	–	–	–	(272)	(272)
Share-based payments recognised	–	–	–	–	–	29	29
Taxation on share-based payments	–	–	–	–	–	5	5
Purchase of own shares	–	–	–	(77)	–	–	(77)
Cost of shares transferred to beneficiaries	–	–	–	38	–	(33)	5
Cancellation of treasury shares	(1)	–	1	60	–	(60)	–
Issue of ordinary share capital[4]	–	16	–	–	–	–	16
At 31 December 2015	183	590	12	(294)	(256)	3,731	3,966
Attributable profit for the year[1]	–	–	–	–	–	784	784
Other comprehensive expense	–	–	–	–	(119)	(71)	(190)
Equity dividends declared and paid	–	–	–	–	–	(279)	(279)
Share-based payments recognised	–	–	–	–	–	27	27
Taxation on share-based payments	–	–	–	–	–	2	2
Purchase of own shares	–	–	–	(368)	–	–	(368)
Cost of shares transferred to beneficiaries	–	–	–	40	–	(34)	6
Cancellation of treasury shares	(3)	–	3	190	–	(190)	–
Issue of ordinary share capital[4]	–	10	–	–	–	–	10
At 31 December 2016	180	600	15	(432)	(375)	3,970	3,958
Attributable profit for the year[1]	–	–	–	–	–	767	767
Other comprehensive income	–	–	–	–	147	55	202
Equity dividends declared and paid	–	–	–	–	–	(269)	(269)
Share-based payments recognised	–	–	–	–	–	31	31
Taxation on share-based payments	–	–	–	–	–	(3)	(3)
Purchase of own shares	–	–	–	(52)	–	–	(52)
Cost of shares transferred to beneficiaries	–	–	–	26	–	(21)	5
Cancellation of treasury shares	(2)	–	2	201	–	(201)	–
Issue of ordinary share capital[4]	–	5	–	–	–	–	5
At 31 December 2017	178	605	17	(257)	(228)	4,329	4,644

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3

Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trading investments. The cumulative translation loss within other reserves at 31 December 2017 was $207m (2016: $388m loss, 2015: $254m loss).

4	Issue of ordinary share capital as a result of options being exercised.

   The Notes on pages 119-162 are an integral part of these accounts.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 119

NOTES TO THE GROUP ACCOUNTS

1 BASIS OF PREPARATION

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) effective as at 31 December 2017. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2017. IFRSs as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are: inventories, impairment, taxation and liability provisions. These are discussed on page 114. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Further information regarding the Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in Our Business & Marketplace on pages 8-17.

As described in Note 15, the Group meets its funding requirements through a mixture of shareholders’ funds, bank borrowings and private placement notes. At 31 December 2017, the Group had committed borrowing facilities of $2.4bn and total liquidity of $1.2bn, including net cash and cash equivalents of $155m and undrawn committed borrowing facilities of $1bn. The earliest expiry date of the Group’s committed borrowing facilities is in respect of a $300m bilateral term loan facility due to expire in April 2020. In addition, Note 16 includes the Group’s objectives, policies and processes for managing its capital; our financial risk management objectives; details of our financial instruments and hedging activities; and our exposures to foreign exchange, interest rates and credit risk.

The Group’s forecasts and projections, taking into account reasonably possible changes in trading performance, show that the Group has sufficient financial resources. The Directors have reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for a period of at least three years from the date of the approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing the consolidated financial statements.

There have been no new accounting pronouncements impacting the Group in 2017.

New accounting standards effective 2018

A number of new standards, amendments to standards and interpretations are effective for the Group’s annual periods beginning on or after 1 January 2018, and have not been applied in preparing these consolidated accounts. These include IFRS 15 Revenue from contracts with customers and IFRS 9 Financial Instruments which will be adopted from 1 January 2018.

IFRS 15

The Group has undertaken a detailed impact assessment applying IFRS 15 to all the current ways in which the Group delivers products or services to customers to identify divergence with current practice and has concluded that IFRS 15 will not have a significant impact on the timing and recognition of revenue. The performance obligations involved in the sale of an orthopaedic implant are all considered to occur at the time of procedure giving rise to no difference in the timing of revenue recognition. The instrument set and implant used in an orthopaedic procedure are considered to be part of a single performance obligation. In line with past practice we will continue to measure and recognise revenue based on invoiced amounts at the time of the procedure. Revenue recognised on the sale of products in our other surgical and wound businesses have also been considered with reference to IFRS 15 with no impact identified in relation to the timing and measurement of revenue. The Group has also considered the impact on provisions for returns, trade discounts and rebates and has determined that the current policy is aligned with IFRS 15.

The Group intends to apply the practical expedients in IFRS 15 to not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Group expects to recognise that amount as revenue for all reporting periods presented before 1 January 2018. The Group also intends to apply the practical expedients in relation to contracts with variable consideration and contracts that were completed at the beginning of the earliest period presented and/or modified before the beginning of the earliest period presented. The Group has concluded that applying these practical expedients will not have a significant impact on the timing, measurement and recognition of revenue.

The Group has assessed the disclosure requirements of IFRS 15 and has preliminarily determined that the majority of the disclosures are either currently included in the financial statements or can be prepared using data currently available. The Group continues to assess the disclosure requirements in relation to unsatisfied performance obligations and the disaggregation of revenue.

120 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

IFRS 9

The amendments to IFRS 9 mainly relate to the classification and measurement of financial instruments, and will not have a significant impact to the Group financial statements. When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9. The Group will continue to apply the hedge requirements of IAS 39 on transition. The Group has considered the expected credit loss model and has determined that it will not have a significant impact on the provision for bad and doubtful debts. The Group has elected, from 1 January 2018, to present changes in the fair value of trade investments in the income statement.

New accounting standards effective 2019

IFRS 16

IFRS 16 Leases will be adopted retrospectively with the cumulative effect of initially applying the standard recognised at 1 January 2019 and the Group is currently assessing the application and impact of the standard.

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

1.2 Foreign currencies

Functional and presentation currency

The Group accounts are presented in US Dollars. The Company’s functional currency is US Dollars.

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

Foreign currency differences are recognised in ‘Other comprehensive income’ and accumulated in ‘Other reserves’ within equity. These include: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at actual (or average, as an approximation) and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows.

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2017	2016	2015
Average rates
Sterling	1.29	1.35	1.53
Euro	1.13	1.11	1.11
Swiss Franc	1.02	1.02	1.04
Year end rates
Sterling	1.35	1.23	1.48
Euro	1.20	1.05	1.09
Swiss Franc	1.02	0.98	1.00

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 121

2 BUSINESS SEGMENT INFORMATION

The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales are managed through two geographical selling regions: US and International; with a president for each who is responsible for the commercial review of that region. The Executive Committee (‘ExCo’), comprises geographical presidents and certain heads of function and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to Group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2.2. In assessing performance, ExCo also considers financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis.

The types of products and services offered by the Group’s global business segment are as follows:

-	Sports Medicine Joint Repair, which offers surgeons a broad array of instruments, technologies and implants necessary to perform minimally invasive surgery of the joints;
-

Arthroscopic Enabling Technologies, which offers healthcare providers a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency, electromechanical and mechanical tissue resection devices, and hand instruments for removing damaged tissue;

-	Trauma & Extremities, consisting of internal and external devices used in the stabilisation of severe fractures and deformity correction procedures;
-

Other Surgical Businesses, which includes robotics-assisted surgery, various products and technologies to assist in surgical treatment of the ear, nose and throat, and gynaecological instrumentation, until the Gynaecology business disposal in August 2016;

-	Knee Implants, which offers an innovative range of products for specialised knee replacement procedures;
-	Hip Implants, which offers a range of specialist products for reconstruction of the hip joint;
-	Advanced Wound Care, which includes products for the treatment and prevention of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds;
-	Advanced Wound Bioactives, which includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration; and
-	Advanced Wound Devices, which consists of traditional and single-use Negative Pressure Wound Therapy and hydrosurgery systems.

The segment information is prepared in conformity with the accounting policies of the Group and the accounting standard IFRS 8 Operating Segments.

The segment profit measure reported to the Chief Executive Officer and the ExCo for the purposes of resource allocation and assessment is trading profit and excludes the effects of non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group as discussed in Note 2.2. Group financing (including interest receivable and payable) is managed on a net basis outside the business segment.

122 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

2.1 Revenue by business segment and geography

Accounting policy

Revenue comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding taxes on revenue. Revenue from the sale of products is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are delivered to customers. There is no significant revenue associated with the provision of discrete services. In Established Markets we typically sell direct to healthcare institutions while in our Emerging Markets we typically sell to distributors and intermediaries. In general our surgical business is more direct to hospitals and ambulatory service centres whereas in our wound business, and in particular products used in community and homecare facilities, it is through wholesalers. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates comprise retrospective volume discounts granted to certain customers on attainment of certain levels of purchases from the Group. These are accrued over the course of the arrangement based on estimates of the level of business expected and adjusted at the end of the arrangement to reflect actual volumes.

Segment revenue reconciles to statutory revenues from continuing operations as follows:

	2017	2016	2015
	$ million	$ million	$ million
Reportable segment revenue
Revenue from external customers	4,765	4,669	4,634

In presenting information on the basis of geographical segments, segment revenue is based on location of Smith & Nephew businesses:

	2017	2016	2015
	$ million	$ million	$ million
Geographical segment revenue
United Kingdom	244	266	301
United States of America	2,332	2,299	2,217
Other[1]	2,189	2,104	2,116
Consolidated revenue from continuing operations	4,765	4,669	4,634

1	No other country represents more than 6% of consolidated sales revenue from continuing operations.

The table below shows revenue by product type from continuing operations. Included within the 2015 analysis is a reclassification of $58m of product sales formerly included in the Sports Medicine Joint Repair franchise which has now been included in the Arthroscopic Enabling Technologies franchise in order to present analysis in line with 2017 management reporting on a consistent basis.

	2017	2016	2015
	$ million	$ million	$ million
Revenue by product from continuing operations
Knee Implants	984	932	883
Hip Implants	599	597	604
Trauma & Extremities	495	475	497
Sports Medicine Joint Repair	627	587	548
Arthroscopic Enabling Technologies	615	631	631
Other Surgical Businesses	189	214	205
Advanced Wound Care	720	719	755
Advanced Wound Bioactives	342	342	344
Advanced Wound Devices	194	172	167
Consolidated revenue from continuing operations	4,765	4,669	4,634

Major customers

No single customer generates revenue greater than 10% of the consolidated revenue.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 123

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items. Further detail is provided in Notes 2.3, 2.4 and 2.5. Operating profit reconciles to trading profit as follows:

	2017	2016	2015
	$ million	$ million	$ million
Operating profit of the business segment	934	801	628
Acquisition-related costs	(10)	9	12
Restructuring and rationalisation expenses	–	62	65
Amortisation and impairment of acquisition intangibles	140	178	204
Legal and other	(16)	(30)	190
Trading profit of the business segment	1,048	1,020	1,099

2.3 Acquisition-related costs

Acquisition-related costs credit of $10m (2016: $9m charge, 2015: $12m charge) relates to a remeasurement of contingent consideration for a prior year acquisition partially offset by costs associated with the acquisition of Rotation Medical, Inc.

2.4 Restructuring and rationalisation expenses

No restructuring and rationalisation costs were incurred in 2017 (2016: $62m, 2015: $65m). In 2016 and 2015, these costs primarily related to the ongoing implementation of the Group Optimisation Plan which was completed in 2016.

2.5 Legal and other

The legal and other credit within operating profit of $16m (2016: $30m credit, 2015: $190m charge) primarily related to a $54m  credit recognised following a settlement payment received from Arthrex relating to patent litigation, partially offset by legal expenses for patent litigation with Arthrex and ongoing metal-on-metal hip claims. In 2017 there was a $10m increase in the provision that reflects the present value of the estimated costs to reduce all other known and anticipated metal-on-metal hip claims.

2.6 Assets and liabilities by business segment and geography

	2017	2016	2015
	$ million	$ million	$ million
Reconciliation of assets of the business segment to the consolidated group
Assets of the business segment	7,508	7,147	6,929
Unallocated corporate assets:
– Deferred tax assets	127	97	105
– Retirement benefit assets	62	–	13
– Cash at bank	169	100	120
Total assets of the consolidated group	7,866	7,344	7,167

In presenting information on the basis of geographical segments, non-current segment assets are based on their location:

Geographic segment assets	2017	2016	2015
	$ million	$ million	$ million
United Kingdom	364	335	366
United States of America	3,295	3,145	2,982
Other	1,287	1,238	1,226
Total non-current assets of the consolidated group[1]	4,946	4,718	4,574

1	Non-current assets excludes retirement benefit assets and deferred tax assets.

124 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

	2017	2016	2015
	$ million	$ million	$ million
Reconciliation of liabilities of the business segment to the consolidated group
Liabilities of the business segment	1,311	1,247	1,197
Unallocated corporate liabilities:
– Long-term borrowings	1,423	1,564	1,434
– Retirement benefit obligations	131	164	184
– Deferred tax liabilities	97	94	77
– Bank overdrafts and loans - current	27	86	46
– Current tax payable	233	231	263
Total liabilities of the consolidated group	3,222	3,386	3,201

Depreciation, amortisation and impairment of the business segment
Depreciation of property, plant and equipment	243	224	226
Amortisation of acquisition intangibles	130	130	153
Amortisation of other intangible assets	62	61	66
Total depreciation and amortisation	435	415	445
Impairment losses on acquisition intangibles[1]	10	48	51
Impairment loss/(reversal) on trade investments[1]	2	–	(3)
Total depreciation, amortisation and impairment	447	463	493

1	Impairments recognised in operating profit, within the administrative expenses line.

Segment acquisition of property, plant and equipment and intangibles reconciles to that of the consolidated group, and comprises the following:

	2017	2016	2015
	$ million	$ million	$ million
Additions to property, plant and equipment	308	320	303
Additions to intangibles	68	72	55
Capital expenditure (excluding business combinations)	376	392	358
Trade investments	8	2	2
Acquisitions – Goodwill	132	211	34
Acquisitions – Intangible assets	61	85	19
Acquisitions – Property, plant and equipment	1	2	6
Capital and acquisition expenditure	578	692	419

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 125

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

	2017	2016	2015
	$ million	$ million	$ million
Revenue	4,765	4,669	4,634
Cost of goods sold	(1,248)	(1,272)	(1,143)
Gross profit	3,517	3,397	3,491
Research and development expenses	(223)	(230)	(222)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(1,781)	(1,712)	(1,735)
Administrative expenses[1,2,3,4]	(579)	(654)	(906)
	(2,360)	(2,366)	(2,641)
Operating profit	934	801	628

1	2017 includes $62m of amortisation of software and other intangible assets (2016: $61m, 2015: $66m).
2

2017 includes $140m of amortisation and impairment of acquisition intangibles (2016: $62m of restructuring and rationalisation expenses and $178m of amortisation and impairment of acquisition intangibles, 2015: $65m of restructuring and rationalisation expenses and $204m of amortisation and impairment of acquisition intangibles).

3	2017 includes $16m credit relating to legal and other items (2016: $30m credit, 2015: $190m charge).
4	2017 includes $10m credit of acquisition-related costs (2016: $9m charge, 2015: $12m charge).

Note that items detailed in 2, 3, 4 are excluded from the calculation of trading profit, the segment profit measure.

Operating profit is stated after charging/(crediting) the following items:

	2017	2016	2015
	$ million	$ million	$ million
Other operating income	(66)	(25)	(41)
Amortisation of intangibles	192	191	219
Impairment of intangible assets	10	48	51
Depreciation of property, plant and equipment	243	224	226
Loss on disposal of property, plant and equipment and intangible assets	13	15	15
Operating lease payments for land and buildings	36	39	37
Operating lease payments for other assets	21	19	20
Advertising costs	102	88	91

In 2017 other operating income primarily relates to a gain relating to patent litigation (2016: insurance recovery relating to metal-on-metal claims, 2015: net gain relating to patent litigation).

126 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

3 OPERATING PROFIT continued

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

		2017	2016	2015
	Notes	$ million	$ million	$ million
Wages and salaries		1,157	1,227	1,193
Social security costs		178	129	135
Pension costs (including retirement healthcare)[1]	18	64	23	58
Share-based payments	23	31	27	30
		1,430	1,406	1,416

1 In 2016, pension costs include the past service cost credit of $49m arising primarily from the closure of the UK defined benefit scheme to future accrual.

During the year ended 31 December 2017, the average number of employees was 16,333 (2016: 15,584, 2015: 14,686).

3.2 Audit Fees – information about the nature and cost of services provided by the auditor

	2017	2016	2015
	$ million	$ million	$ million
Audit services:
Group accounts	2.4	2.0	2.1
Local statutory audit pursuant to legislation	2.0	2.0	2.0
Other services:
Non-audit services	0.1	0.5	0.5
Taxation services:
Compliance services	–	0.1	0.5
Advisory services	–	–	–
Total auditor’s remuneration	4.5	4.6	5.1
Arising:
In the UK	2.5	2.5	2.5
Outside the UK	2.0	2.1	2.6
	4.5	4.6	5.1

4 INTEREST AND OTHER FINANCE COSTS

4.1 Interest income/(expense)

	2017	2016	2015
	$ million	$ million	$ million
Interest income	6	6	11
Interest expense:
Bank borrowings	(11)	(9)	(9)
Private placement notes	(38)	(37)	(37)
Other	(8)	(6)	(3)
	(57)	(52)	(49)
Net interest expense	(51)	(46)	(38)

4.2 Other finance costs

		2017	2016	2015
	Notes	$ million	$ million	$ million
Retirement benefit net interest expense	18	(5)	(7)	(11)
Unwinding of discount		(5)	(9)	(3)
Other		–	–	(1)
Other finance costs		(10)	(16)	(15)

Foreign exchange gains or losses arose primarily on the translation of intercompany and third party borrowings and amounted to a net $25m loss in 2017 (2016: net $22m gain, 2015: net $11m gain). These amounts were matched by the fair value gains or losses on currency swaps held to manage this currency risk.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 127

5 TAXATION

Accounting policy

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Group operates in numerous tax jurisdictions around the world and it is Group policy to submit its tax returns to the relevant tax authorities as promptly as possible. At any given time, the Group is involved in disputes and tax audits and will have a number of tax returns potentially subject to audit. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of tax provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.

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

5.1 Taxation charge attributable to the Group

	2017	2016	2015
	$ million	$ million	$ million
Current taxation:
UK corporation tax	23	23	31
Overseas tax	177	261	219
Current income tax charge	200	284	250
Adjustments in respect of prior periods	(60)	(53)	(56)
Total current taxation	140	231	194
Deferred taxation:
Origination and reversal of temporary differences	32	24	(73)
Changes in tax rates	(49)	–	(3)
Adjustments to estimated amounts arising in prior periods	(11)	23	31
Total deferred taxation	(28)	47	(45)
Total taxation as per the income statement	112	278	149
Taxation in other comprehensive income	9	(10)	(10)
Taxation in equity	3	(2)	(5)
Taxation attributable to the Group	124	266	134

The 2017 and 2016 net prior period adjustment benefits of $71m and $30m respectively mainly relate to provision releases following agreement reached with the IRS on US tax matters after the conclusion of US tax audits in 2017 and 2016, provision releases on the expiry of statute of limitations and tax accrual to tax return adjustments, partially offset by an increase in certain other tax provisions. The 2015 net prior period adjustment benefit of $25m mainly relates to provision releases after settlement with tax authorities or the expiry of statute of limitations and tax accrual to tax return adjustments.

Included in the total tax charge is a $32m net benefit as a result of the new US tax reform legislation enacted in December 2017, which comprises a benefit from a revaluation of deferred tax balances included within changes in tax rates, partially offset by a current tax charge relating to the deemed repatriation of foreign profits not previously taxed in the US.

Total taxation as per the income statement of $112m includes a $58m net credit (2016: $48m net charge, 2015: $130m net credit) as a consequence of the net benefit from US tax reform, acquisitions and disposals, amortisation and impairment of acquisition intangibles and legal and other.

128 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including the recently enacted US tax reform, the review by the European Commission into whether the UK CFC financing exemption rules constitute illegal State Aid, implementation of the OECD’s BEPS actions, tax rate changes, tax legislation changes, expiry of the statute of limitations and resolution of tax audits and disputes.

At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Current tax payable of $233m includes $201m of provisions for uncertain tax positions in respect of various countries. The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from these unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided resulting in a negative or positive effect on the tax charge in any given year, including a reduction in the tax charge because of an expiry of the relevant statute of limitations. Whilst the impact can vary from year to year, the negative or positive effect on the tax charge for 2018 is not expected to result in a net prior period adjustment for 2018 which is greater than that realised in 2017.

The Group has completed its review of the new US tax reform legislation, as enacted, including the reduction of the US federal tax rate from 35% to 21%, which came into effect on 1 January 2018. As a result, the Group expects a positive impact on its tax charge for future years in addition to the one-off net tax benefit of $32m in 2017. However, it should be noted that parts of the new legislation are subject to questions of interpretation, and further regulations may be issued in the future to clarify or change certain elements, which may affect future tax charges.

In December 2016, the Group appealed to the First Tier Tribunal in the UK against a decision by HM Revenue and Customs (HMRC) relating to the tax deductibility of certain historical foreign exchange losses. The decision of the Tribunal was released on 8 February 2017 and it upheld the Group’s appeal. HMRC appealed against this decision and their appeal will be heard by the Upper Tribunal in June 2018. No tax benefit has been recognised to date in respect of these foreign exchange losses. In the event that the Group is ultimately successful in the Courts, then the Group’s tax charge would be reduced, in the year of success, as a result.

In 2016, the UK Government enacted legislation to reduce the main rate of UK statutory corporation tax to 19.0% from 1 April 2017 and 17.0% from 1 April 2020.

The UK standard rate of corporation tax for 2017 is 19.3% (2016: 20.0%, 2015: 20.3%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge:

	2017	2016	2015
	$ million	$ million	$ million
Profit before taxation	879	1,062	559
Expected taxation at UK statutory rate of 19.3% (2016: 20.0%, 2015: 20.3%)	169	212	113
Differences in overseas taxation rates[1]	48	34	52
Disposal of the Gynaecology business (mainly at the US tax rate)	–	56	–
Benefit of US Manufacturing deduction	(9)	(7)	(7)
R&D credits	(3)	(3)	(6)
Tax losses not recognised	10	1	11
Utilisation of previously unrecognised tax losses	(6)	(9)	–
Impact of US tax reform	(32)	–	–
Expenses not deductible for tax purposes	11	23	14
Changes in tax rates	(5)	1	(3)
Adjustments in respect of prior years[2]	(71)	(30)	(25)
Total taxation as per the income statement	112	278	149

1	Mainly relates to profits taxed in the US at a rate higher than the UK statutory rate and includes the impact of intra-group loans provided to finance US acquisitions and business operations.
2	The adjustments in respect of prior years are explained on the previous page.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 129

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

					Inventory,
	Accelerated		Retirement		provisions,
	tax		benefit		losses and other
	depreciation	Intangibles	obligation	Macrotexture	differences	Total
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2015	(62)	(223)	39	52	222	28
Exchange adjustment	–	2	–	–	(3)	(1)
Movement in income statement – current year	–	34	(16)	–	(42)	(24)
Movement in income statement – prior years	(11)	6	(2)	–	(16)	(23)
Movement in other comprehensive income	–	–	7	–	(1)	6
Movement in equity	–	–	–	–	2	2
Changes in tax rate	–	1	–	–	(1)	–
Acquisitions	–	(29)	–	–	44	15
At 31 December 2016	(73)	(209)	28	52	205	3
Exchange adjustment	1	(2)	2	–	13	14
Movement in income statement – current year	(9)	15	(6)	(1)	(31)	(32)
Movement in income statement – prior years	2	4	–	–	5	11
Movement in other comprehensive income	–	–	(17)	–	4	(13)
Movement in equity	–	–	–	–	(3)	(3)
Changes in tax rate	29	71	–	(18)	(33)	49
Acquisitions	–	(22)	–	–	23	1
At 31 December 2017	(50)	(143)	7	33	183	30

Represented by:

	2017	2016
	$ million	$ million
Deferred tax assets	127	97
Deferred tax liabilities	(97)	(94)
Net position at 31 December	30	3

The Group has gross unused trading and non-trading tax losses of $271m (2016: $230m) and gross unused capital losses of $113m (2016: $122m) available for offset against future profits of which $32m of trading losses will expire within 3-8 years from the balance sheet date if not utilised. A deferred tax asset of $38m (2016: $45m) has been recognised in respect of $132m (2016: $109m) of the trading and non-trading tax losses. No deferred tax asset has been recognised on the remaining unused tax losses as they are not expected to be realised in the foreseeable future. There are no temporary differences in respect of investments in subsidiaries and associates for which deferred tax liabilities have not been recognised (2016: temporary differences of approximately $483m).

130 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

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

Adjusted earnings per share

Adjusted earnings per share is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisitions and disposals related items including amortisation and impairment of acquisition intangible assets; significant restructuring programmes; significant gains and losses arising from legal disputes and other significant items (including US tax reform) and taxation thereon.

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2017	2016	2015
	$ million	$ million	$ million
Earnings
Attributable profit for the year	767	784	410
Adjusted attributable profit (see below)	826	735	761

Attributable profit is reconciled to adjusted attributable profit as follows:

		2017	2016	2015
	Notes	$ million	$ million	$ million
Attributable profit for the year		767	784	410
Acquisition-related costs		(10)	9	25
Restructuring and rationalisation expenses	3	–	62	65
Amortisation and impairment of acquisition intangibles	9	140	178	204
Legal and other[1]		(13)	(20)	187
Profit on disposal of business	21	–	(326)	–
US tax reform	5	(32)	–	–
Taxation on excluded items	5	(26)	48	(130)
Adjusted attributable profit		826	735	761

1

Legal and other credit in 2017 includes $16m within operating profits (refer to Note 2.5), and a $3m charge within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims. In 2016 the legal and other credit includes $30m within operating profits (refer to Note 2.5), a $5m charge within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims, and a $5m charge within share of results of associates for expenses incurred by Bioventus for an aborted initial public offering of shares. In 2015, legal and other costs include $190m within operating profit (refer to Note 2.5) and a $3m net interest credit.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 131

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings for basic and diluted earnings per ordinary share are as follows:

	2017	2016	2015
Number of shares (millions)
Basic weighted number of shares	874	890	894
Dilutive impact of share options outstanding	1	3	5
Diluted weighted average number of shares	875	893	899
Earnings per ordinary share
Basic	87.8¢	88.1¢	45.9¢
Diluted	87.7¢	87.8¢	45.6¢
Adjusted[2]	94.5¢	82.6¢	85.1¢

2	Adjusted earnings per share is calculated using the basic weighted number of shares.

7 PROPERTY, PLANT AND EQUIPMENT

Accounting policies

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is ultimately recognised in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. The estimated useful lives of items of property, plant and equipment is 3–20 years and for buildings is 20–50 years.

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

132 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

		Land and buildings		Plant and equipment		Assets in
						course of
		Freehold	Leasehold	Instruments	Other	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2016		154	58	1,042	1,003	156	2,413
Exchange adjustment		(6)	–	(22)	(46)	(5)	(79)
Acquisitions	21	–	–	2	–	–	2
Additions		1	1	166	72	80	320
Disposals	21	–	–	(76)	(39)	(3)	(118)
Transfers		16	60	4	33	(113)	–
At 31 December 2016		165	119	1,116	1,023	115	2,538
Exchange adjustment		6	1	63	33	3	106
Acquisitions	21	–	–	–	1	–	1
Additions		1	–	176	28	103	308
Disposals		–	(27)	(73)	(79)	(12)	(191)
Transfers		56	(20)	2	56	(115)	(21)
At 31 December 2017		228	73	1,284	1,062	94	2,741
Depreciation and impairment
At 1 January 2016		48	35	732	655	11	1,481
Exchange adjustment		(3)	–	(15)	(34)	–	(52)
Charge for the year		5	7	131	81	–	224
Disposals		–	–	(67)	(30)	–	(97)
At 31 December 2016		50	42	781	672	11	1,556
Exchange adjustment		3	–	45	24	–	72
Charge for the year		6	7	146	84	–	243
Disposals		–	(22)	(67)	(74)	(11)	(174)
Transfers		2	3	(1)	(9)	–	(5)
At 31 December 2017		61	30	904	697	–	1,692
Net book amounts
At 31 December 2017		167	43	380	365	94	1,049
At 31 December 2016		115	77	335	351	104	982

Land and buildings includes land with a cost of $21m (2016: $19m) that is not subject to depreciation. There were no assets held under finance leases at 31 December 2017 (2016: assets held under finance leases with a net book value of $5m were included within land and buildings).

Transfers from assets in course of construction includes $4m (2016: $nil) of software and $12m (2016: $nil) net book value of other non-current assets.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $26m (2016: $55m).

The amount of borrowing costs capitalised in 2017 and 2016 was minimal.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 133

8 GOODWILL

Accounting policy

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (CGU) that is expected to benefit from the acquisition. The goodwill is tested annually for impairment by comparing the recoverable amount to the carrying value of the CGUs. The CGUs identified by management are at the aggregated product franchise levels of Orthopaedics, Other Surgical Devices and Advanced Wound Management, in the way the core assets are used to generate cash flows.

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

		2017	2016
	Notes	$ million	$ million
Cost
At 1 January		2,188	2,012
Exchange adjustment		51	(35)
Acquisitions	21	132	211
At 31 December		2,371	2,188
Impairment
At 1 January and 31 December		–	–
Net book amounts		2,371	2,188

Management has identified four CGUs in applying the provisions of IAS 36 Impairment of Assets: Orthopaedics (Reconstruction and Trauma), Other Surgical Devices, Advanced Wound Care & Devices and Bioactives.

For the purpose of goodwill impairment testing, the Advanced Wound Care & Devices and Bioactives CGUs have been aggregated (Advanced Wound Management), as this is the level at which goodwill is monitored and level at which the economic benefits relating to the goodwill within these CGUs is realised.

Goodwill is allocated to the Group’s CGUs as follows:

	2017	2016
	$ million	$ million
Orthopaedics	566	551
Other Surgical Devices	1,501	1,351
Advanced Wound Management	304	286
	2,371	2,188

Impairment reviews were performed in September 2017 and September 2016 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

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

8.1 Orthopaedics CGU

The sales growth and trading profit margin used in the value-in-use calculation for the Orthopaedics CGU, which includes the Reconstruction and Trauma businesses, reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting edge innovation, disruptive business models and a strong Emerging Markets platform to drive outperformance.

Revenue growth rates for the five-year period ranged from 1.0% to 10.6% for the various components of the Orthopaedics CGU. The average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 2.0%. The pre-tax discount rate used in the Orthopaedics CGU value-in-use calculation reflects the geographical mix and is 10.0%.

134 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

8.2 Other Surgical Devices CGU

The value-in-use calculation for the Other Surgical Devices CGU reflects growth rates and trading profit margins consistent with management’s strategy to rebalance Smith & Nephew towards higher growth areas such as, for example, Sports Medicine. Revenue growth rates for the five-year period ranged from 1.0% to 9.0% for the various components of the Other Surgical Devices CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 2.0%. The pre-tax discount rate used in the Other Surgical Devices CGU value-in-use calculation reflects the geographical mix of the revenues and is 10.0%.

8.3 Advanced Wound Management CGU

The aggregated Advanced Wound Management CGU comprises the Advanced Wound Care & Devices and Bioactives CGUs. In performing the value-in-use calculation for this combined CGU, management considered the Group’s focus across the wound product franchises, focusing on widening access to the customer, the higher added value sectors of healing chronic wounds and tissue repair using bioactives, and by continuing to improve efficiency. Revenue growth rates for the five-year period ranged from 2.0% to 17.3% for the various components of the Advanced Wound Management CGU. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 2.0%. The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation reflects the geographical mix and industry sector and is 10.0%.

8.4 Sensitivity to changes in assumptions used in value-in-use calculations

The calculations of value-in-use for the identified CGUs are most sensitive to changes in discount and growth rates. Management’s consideration of these sensitivities is set out below:

-

Growth of market and market share – management has considered the impact of a variance in market growth and market share. The value-in-use calculations shows that if the assumed long-term growth rates were reduced to nil, the recoverable amount of each CGU would still be greater than its carrying value.

-

Discount rate – management has considered the impact of an increase in the discount rate applied to the value-in-use calculations. This sensitivity analysis shows that for the recoverable amount of each CGU to be less than its carrying value, the discount rate would have to be increased to 29.5% for the Orthopaedics CGU, 16.6% for the Other Surgical Devices CGU and 26.3% for the Advanced Wound Management CGU.

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

Contingent consideration

Contingent consideration receivable associated with the sale of product rights and other assets outside of a business combination is recognised at the time of purchase to the extent that the future event upon which the contingent consideration is conditional is within the Group’s control, or to the extent that is it considered to be virtually certain that the contingent consideration will become due. If the contingent consideration is outside of the Group’s control or it cannot be considered virtually certain that it will become due, an asset and corresponding entry in profit and loss is recognised only once it becomes virtually certain that the contingent consideration will become due. Contingent consideration payable associated with the purchase of product rights and other assets outside of a business combination is recognised at the time of sale to the extent that the future event upon which the contingent consideration is conditional is under the control of the seller and it is considered probable that the contingent consideration will become due. Contingent consideration associated within a contingent condition that is within the Group’s control is recognised at the point when the contingent condition is met.

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

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 135

			Customer and
		Product-	distribution
	Technology	related	related	Software	Total
	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2016	235	1,864	119	289	2,507
Exchange adjustment	(2)	(20)	2	(8)	(28)
Acquisitions[1]	68	17	–	–	85
Additions	–	24	–	48	72
Disposals	–	(36)	–	–	(36)
At 31 December 2016	301	1,849	121	329	2,600
Exchange adjustment	10	38	1	12	61
Acquisitions[1]	59	2	–	–	61
Additions	–	2	3	63	68
Disposals	(6)	(43)	(5)	(5)	(59)
Transfers	(6)	6	–	4	4
At 31 December 2017	358	1,854	120	403	2,735
Amortisation and impairment
At 1 January 2016	21	759	69	156	1,005
Exchange adjustment	–	(16)	1	(4)	(19)
Charge for the year – amortisation[2]	15	131	10	35	191
Charge for the year – impairment	–	48	–	–	48
Disposals	–	(36)	–	–	(36)
At 31 December 2016	36	886	80	187	1,189
Exchange adjustment	2	21	1	6	30
Charge for the year – amortisation	6	133	15	38	192
Charge for the year – impairment	–	10	–	–	10
Disposals	11	(61)	(3)	(4)	(57)
Transfers	(4)	4	–	–	–
At 31 December 2017	51	993	93	227	1,364
Net book amounts
At 31 December 2017	307	861	27	176	1,371
At 31 December 2016	265	963	41	142	1,411

1

In 2017 this relates to technology and product-related intangibles acquired with the purchase of Rotation Medical, Inc. In 2016 this relates to technology and product related intangibles acquired with the purchase of Blue Belt Technologies Inc. and BST-CarGel.

2	The amortisation charge between technology and product-related intangibles has been restated by $33m with no impact on the total net book value of intangible assets.

Amortisation and impairment of acquisition intangibles is set out below:

	2017	2016
	$ million	$ million
Technology	6	48
Product-related	124	126
Customer and distribution related	10	4
Total	140	178

Group capital expenditure relating to software contracted but not provided for amounted to $nil (2016: $9m). In 2017, a product-related intangible asset was determined to have a value in use below its carrying value, resulting in an impairment charge of $10m being recognised.

In determining the recoverable amount of the Coblation technology asset acquired with the purchase of ArthoCare in 2014, revenue from products utilising this technology was assumed to have a growth rate of 4-5% in the medium term. This supported the carrying value of the Coblation technology asset but a reduction of 4% would give rise to there being no headroom.

In 2016, two product-related intangible assets were determined to have a value in use below their carrying value, resulting in an impairment charge being recognised. The impairment charge primarily relates to $32m from Oasis, calculated using a discount rate of 10.3%, a product right acquired with the Healthpoint acquisition in 2012. The continued reimbursement pressure in 2016 resulted in revenues not increasing at the previously expected rate. The second product-related intangible asset has no residual carrying value.

136 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

10 INVESTMENTS

Accounting policy

Investments, other than those related to associates, are initially recorded at fair value plus any directly attributable transaction costs on the trade date. The Group has investments in unquoted entities and an entity that holds mainly unquoted equity securities, which by their nature have no fixed maturity date or coupon rate. These investments are classed as ‘available-for-sale’ carried at fair value. The fair value of these investments are based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; and non-marketable securities are estimated considering factors including the purchase price; prices of recent significant private placements of securities of the same issuer and estimates of liquidation value. Changes in fair value are recognised in other comprehensive income except where management considers that there is objective evidence of an impairment of the underlying equity securities. Objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost less any impairment loss previously recognised. Impairment losses are recognised by reclassifying the losses accumulated in other reserves to profit or loss.

	2017	2016
	$ million	$ million
At 1 January	25	13
Additions	8	2
Fair value remeasurement	(10)	10
Impairment	(2)	–
At 31 December	21	25

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

At 31 December 2017 and 31 December 2016, the Group holds 49% of Bioventus LLC (Bioventus). Bioventus is a limited liability company operating as a partnership. The company’s headquarters is located in Durham, North Carolina, US. Bioventus focuses its medical product development around its core competencies of orthobiologic therapies and orthopaedic diagnostics from which it develops and markets clinically proven orthopaedic therapies and diagnostic tools, including osteoarthritis pain treatments, bone growth stimulators and ultrasound devices. Bioventus sells bone healing stimulation devices and is a provider of osteoarthritis injection therapies. The Group’s ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products. The profit after taxation recognised in the income statement relating to Bioventus was $6m (2016: loss after taxation $3m).

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less cost to sell, estimated using discounted cash flows.

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2017	2016
	$ million	$ million
Balance sheet	118	112
Income statement profit/(loss)	6	(3)

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies:

	2017	2016
	$ million	$ million
Summarised statement of comprehensive income
Revenue	301	282
Attributable profit/(loss) for the year	1	(21)
Group adjustments[1]	11	15
Total comprehensive profit/(loss)	12	(6)
Group share of profit/(loss) for the year at 49%	6	(3)

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 137

	2017	2016
	$ million	$ million
Summarised balance sheet
Non-current assets	332	364
Current assets	122	105
Non-current liabilities	(246)	(258)
Current liabilities	(47)	(53)
Net assets	161	158
Group’s share of net assets at 49%	79	77
Group adjustments[1]	35	32
Group’s carrying amount of investment at 49%	114	109

1    Group adjustments include an adjustment to align the useful life of intangible assets with Group policy.

At December 2017, the Group held an equity investment in one other associate (2016: one) with a carrying value of $3m (2016: $3m).

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

	2017	2016	2015
	$ million	$ million	$ million
Raw materials and consumables	207	213	205
Work-in-progress	69	55	84
Finished goods and goods for resale	1,028	976	928
	1,304	1,244	1,217

Reserves for excess and obsolete inventories were $296m (2016: $303m, 2015: $322m). The decrease in reserves of $7m in the year comprised a $20m reduction in the reserve relating to the write-off of inventory which was partially offset by foreign exchange movements of $13m.

The determination of the estimate of excess and obsolete inventory is a critical accounting estimate and includes assumptions on the future usage of all different items of finished goods. This estimate is not considered to have a range of potential outcomes that is significantly different to the $296m held at 31 December 2017.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,013m (2016: $1,131m, 2015: $961m). In addition, $68m was recognised as an expense within cost of goods sold resulting from inventory write-offs (2016: $85m, 2015: $73m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

138 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

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

	2017	2016	2015
	$ million	$ million	$ million
Trade and other receivables due within one year
Trade receivables	1,125	1,042	1,003
Less: provision for bad and doubtful debts	(69)	(54)	(64)
Trade receivables – net	1,056	988	939
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	28	48	33
Other receivables	92	76	83
Prepayments	82	73	83
	1,258	1,185	1,138
Due after more than one year
Other non-current assets	16	–	–
	1,274	1,185	1,138

Trade receivables are classified as loans and receivables. Management considers that the carrying amount of trade and other receivables approximates to the fair value.

The provision for bad and doubtful debts is based on specific assessments of risk and reference to past default experience. The bad debt expense for the year was $17m (2016: $7m expense, 2015: $25m expense).

Other non-current assets primarily relate to long-term prepayments.

The amount of trade receivables that were past due was as follows:

	2017	2016	2015
	$ million	$ million	$ million
Past due not more than three months	225	142	154
Past due more than three months and not more than six months	65	51	45
Past due more than six months and not more than one year	66	70	57
Past due more than one year	105	54	53
	461	317	309
Neither past due nor impaired	664	725	694
Provision for bad and doubtful debts	(69)	(54)	(64)
Trade receivables – net	1,056	988	939

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 139

Movements in the provision for bad and doubtful debts were as follows:

	2017	2016	2015
	$ million	$ million	$ million
At 1 January	54	64	47
Exchange adjustment	3	(3)	(3)
Acquisitions	1	–	–
Net receivables provided during the year	17	7	25
Utilisation of provision	(6)	(14)	(5)
At 31 December	69	54	64

Trade receivables include amounts denominated in the following major currencies:

	2017	2016	2015
	$ million	$ million	$ million
US Dollar	418	416	362
Sterling	54	57	58
Euro	212	193	192
Other	372	322	327
Trade receivables – net	1,056	988	939

14 TRADE AND OTHER PAYABLES

	2017	2016
	$ million	$ million
Trade and other payables due within one year
Trade and other payables	873	807
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	48	39
Acquisition consideration	36	38
	957	884
Other payables due after one year
Acquisition consideration	124	82
Other payables	4	–
	128	82

The acquisition consideration includes $104m (2016: $56m) contingent upon future events.

The acquisition consideration due after more than one year is expected to be payable as follows: $50m in 2019, $24m in 2020, $43m in 2021, $2m in 2022, and $5m due in over five years (2016: $29m in 2018, $8m in 2019 and $20m in 2020, $11m in 2021, and $14m due in over five years).

140 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

15 CASH AND BORROWINGS

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2017	2016
	$ million	$ million
Bank overdrafts and loans due within one year	27	86
Long-term bank borrowings and finance leases	300	440
Private placement notes	1,123	1,124
Borrowings	1,450	1,650
Cash at bank	(169)	(100)
(Debit)/credit balance on derivatives – currency swaps	(2)	1
Credit/(debit) balance on derivatives – interest rate swaps	2	(1)
Net debt	1,281	1,550

Borrowings are repayable as follows:

	Within	Between	Between	Between	Between
	one year or	one and	two and	three and	four and	After
	on demand	two years	three years	four years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2017:
Bank loans	13	–	300	–	–	–	313
Bank overdrafts	14	–	–	–	–	–	14
Private placement notes	–	124	–	264	125	610	1,123
	27	124	300	264	125	610	1,450
At 31 December 2016:
Bank loans	22	–	300	–	135	–	457
Bank overdrafts	62	–	–	–	–	–	62
Finance lease liabilities	2	2	3	–	–	–	7
Private placement notes	–	–	125	–	264	735	1,124
	86	2	428	–	399	735	1,650

15.2 Assets pledged as security

Assets are pledged as security under normal market conditions. Secured borrowings and pledged assets are as follows:

	2017	2016
	$ million	$ million
Finance lease liabilities – due within one year	–	2
Finance lease liabilities – due after one year	–	5
Total amount of secured borrowings	–	7
Total net book value of assets pledged as security:
Property, plant and equipment	–	5
	–	5

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

The Group has available committed facilities of $2.4bn (2016: $2.4bn). The interest payable on borrowings under committed facilities is either at fixed or floating rates. Floating rates are typically based on the LIBOR (or other reference rate) relevant to the term and currency concerned.

The Company is subject to restrictive covenants under its principal facility agreements. These financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2017, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 141

The Group’s committed facilities are:

Facility	Date due
$80 million 2.47% Senior Notes	November 2019
$45 million Floating Rate Senior Notes	November 2019
$300 million bilateral, term loan facility	April 2020
$75 million 3.23% Senior Notes	January 2021
$1.0 billion syndicated, revolving credit facility	March 2021
$190 million 2.97% Senior Notes	November 2021
$75 million 3.46% Senior Notes	January 2022
$50 million 3.15% Senior Notes	November 2022
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$75 million 3.99% Senior Notes	January 2026

15.4 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one	Between	Between
	year or on	one and	two and	After
	demand	two years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million
At 31 December 2017
Non-derivative financial liabilities:
Bank overdrafts and loans	27	–	300	–	327
Trade and other payables	873	1	1	2	877
Private placement notes	36	161	476	647	1,320
Acquisition consideration	36	50	69	5	160
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	2,737	–	–	–	2,737
Currency swaps/forward foreign exchange contracts – inflow	(2,739)	–	–	–	(2,739)
	970	212	846	654	2,682
At 31 December 2016
Non-derivative financial liabilities:
Bank overdrafts and loans	86	–	435	–	521
Trade and other payables	807	–	–	–	807
Finance lease liabilities	3	3	3	–	9
Private placement notes	36	36	491	800	1,363
Acquisition consideration	38	30	46	16	130
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	2,284	–	–	–	2,284
Currency swaps/forward foreign exchange contracts – inflow	(2,285)	–	–	–	(2,285)
	969	69	975	816	2,829

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

142 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

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

Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	2017	2016
	$ million	$ million
Within one year	–	3
After one and within two years	–	3
After two and within three years	–	3
After three and within four years	–	–
After four and within five years	–	–
After five years	–	–
Total minimum lease payments	–	9
Discounted by imputed interest	–	(2)
Present value of minimum lease payments	–	7

In 2017, the Group terminated its finance lease. Present value of minimum lease payments can be split out as: $nil (2016: $2m) due within one year, $nil (2016: $5m) due between one to five years and $nil (2016: $nil) due after five years.

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2017, the Group held $155m (2016: $38m, 2015: $102m) in cash net of bank overdrafts. The Group had committed facilities available of $2,425m at 31 December 2017 of which $1,425m was drawn. Smith & Nephew intends to repay the amounts due within one year using available cash and drawing down on the longer-term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith & Nephew believes that its capital expenditure needs and its working capital funding for 2018, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt decreased from $1,550m at the beginning of 2017 to $1,281m at the end of 2017, representing an overall decrease of $269m.

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 143

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

Currency swaps to match foreign currency net assets with foreign currency liabilities are fair valued at the balance sheet date. Changes in the fair values of currency swaps that are designated and effective as net investment hedges are matched in other comprehensive income against changes in value of the related net assets.

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

16.1 Foreign exchange exposures

The Group operates in many countries and as a consequence has transactional and translational foreign exchange exposure. It is Group policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies.

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party and intercompany trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12‑month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros, Sterling and Singapore Dollars. At 31 December 2017, the Group had contracted to exchange within one year the equivalent of $2.3bn (2016: $1.8bn). Based on the Group’s net borrowings as at 31 December 2017, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would decrease by $3m (2016: decrease by $1m) as the Group held a higher amount of foreign denominated cash than foreign denominated borrowings.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2017 would have been $53m lower (2016: $51m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2017 would have been $12m higher (2016: $17m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2017 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

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

144 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

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

Based on the Group’s gross borrowings as at 31 December 2017, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $6m (2016: $7m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2017 was $28m (2016: $48m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2017 was $169m (2016: $100m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

16.4 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities
								Weighted
								average
			Interest				Weighted	time
	Gross	Currency	rate	Total	Floating	Fixed rate	average	for which
	borrowings	swaps	swaps	liabilities	rate liabilities	liabilities	interest rate	rate is fixed
	$ million	$ million	$million	$ million	$ million	$ million	%	Years
At 31 December 2017
US Dollar	(1,428)	(291)	(2)	(1,721)	(866)	(855)	3.4	5.8
Other	(22)	(95)	–	(117)	(117)	–	–	–
Total interest bearing liabilities	(1,450)	(386)	(2)	(1,838)	(983)	(855)
At 31 December 2016
US Dollar	(1,588)	(367)	(1)	(1,956)	(1,108)	(862)	3.5	6.8
Other	(62)	(81)	–	(143)	(129)	–	–	–
Total interest bearing liabilities	(1,650)	(448)	(1)	(2,099)	(1,237)	(862)

At 31 December 2017, $nil (2016: $7m) of fixed rate liabilities related to finance leases. In 2017, the Group also had liabilities due for deferred and contingent acquisition consideration (denominated in US Dollars, Euros, Turkish Lira and Russian Rubles) totalling $160m (2016: $120m, 2015: $27m) on which no interest was payable (see Note 14). There were no other significant interest bearing financial liabilities.

Floating rates on liabilities are typically based on the one, three or six-month LIBOR (or other reference rate) relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2017 was 3% (2016: 2%).

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 145

Currency and interest rate profile of interest bearing assets:

	Interest	Cash	Currency		Floating	Fixed
	rate swaps	at bank	swaps	Total assets	rate assets	rate assets
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2017
US Dollars	–	110	94	204	204	–
Other	–	59	294	353	353	–
Total interest bearing assets	–	169	388	557	557	–
At 31 December 2016
US Dollars	–	29	83	112	112	–
Other	–	71	366	437	437	–
Total interest bearing assets	–	100	449	549	549	–

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

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2016.

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

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during 2017 and 2016. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end.

The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

146 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

						Carrying
						amount			Fair value
	Designated	Fair value –	Loans		Other
	at fair	hedging	and	Available	financial
	value	instruments	receivables	for sale	liabilities	Total	Level 2	Level 3	Total
At 31 December 2017	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	25	–	–	–	25	25	–	25
Investments	–	–	–	21	–	21	–	21	21
Currency swaps	3	–	–	–	–	3	3	–	3
	3	25	–	21	–	49
Financial liabilities measured at fair value
Acquisition consideration	(104)	–	–	–	–	(104)	–	(104)	(104)
Forward foreign exchange contracts	–	(45)	–	–	–	(45)	(45)	–	(45)
Currency swaps	(1)	–	–	–	–	(1)	(1)	–	(1)
Interest rate swaps	–	(2)	–	–	–	(2)	(2)	–	(2)
Private placement debt	–	–	(198)	–	–	(198)	(198)	–	(198)
	(105)	(47)	(198)	–	–	(350)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,148	–	–	1,148
Cash at bank	–	–	169	–	–	169
	–	–	1,317	–	–	1,317
Financial liabilities not measured at fair value
Acquisition consideration	(56)	–	–	–	–	(56)
Bank overdrafts	–	–	–	–	(14)	(14)
Bank loans	–	–	–	–	(313)	(313)
Private placement debt	–	–	–	–	(925)	(925)	(931)	–	(931)
Trade and other payables	–	–	–	–	(877)	(877)
	(56)	–	–	–	(2,129)	(2,185)

Total acquisition consideration measured at fair value increased from $56m at 31 December 2016 to $104m at 31 December 2017 due to the addition of $72m relating to the Rotation Medical, Inc. acquisition which was partially offset by $14m of acquisition payments and a remeasurement reduction of $10m. The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 147

						Carrying
						amount			Fair value
	Designated	Fair value –	Loans		Other
	at fair	hedging	and	Available	financial
	value	instruments	receivables	for sale	liabilities	Total	Level 2	Level 3	Total
At 31 December 2016	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	–	45	–	–	–	45	45	–	45
Investments	–	–	–	25	–	25	–	25	25
Currency swaps	3	–	–	–	–	3	3	–	3
Interest rate swaps	–	–	–	–	–	–	–	–	–
	3	45	–	25	–	73
Financial liabilities measured at fair value
Acquisition consideration	(56)	–	–	–	–	(56)	–	(56)	(56)
Forward foreign exchange contracts	–	(36)	–	–	–	(36)	(36)	–	(36)
Currency swaps	(2)	–	–	–	–	(2)	(2)	–	(2)
Interest rate swaps	–	(1)	–	–	–	(1)	(1)	–	(1)
Private placement debt	–	–	(199)	–	–	(199)	(199)	–	(199)
	(58)	(37)	(199)	–	–	(294)
Financial assets not measured at fair value
Trade and other receivables	–	–	1,064	–	–	1,064
Cash at bank	–	–	100	–	–	100
	–	–	1,164	–	–	1,164
Financial liabilities not measured at fair value
Acquisition consideration	(64)	–	–	–	–	(64)
Bank overdrafts	–	–	–	–	(62)	(62)
Bank loans	–	–	–	–	(457)	(457)
Private placement debt	–	–	–	–	(925)	(925)	(935)	–	(935)
Finance lease liabilities	–	–	–	–	(7)	(7)
Trade and other payables	–	–	–	–	(807)	(807)
	(64)	–	–	–	(2,258)	(2,322)

148 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

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

17.1 Provisions

	Rationalisation		Legal and other
	provisions	Metal-on-metal	provisions	Total
	$ million	$ million	$ million	$ million
At 1 January 2016	23	185	118	326
Net charge to income statement	12	–	(1)	11
Acquisitions	–	–	10	10
Unwinding of discount	–	5	–	5
Utilised	(14)	(27)	(30)	(71)
Exchange adjustment	(1)	–	1	–
At 31 December 2016	20	163	98	281
Net charge to income statement	–	10	2	12
Unwinding of discount	–	3	–	3
Utilised	(15)	(19)	(28)	(62)
Transfers	–	–	(9)	(9)
Exchange adjustment	1	–	–	1
At 31 December 2017	6	157	63	226
Provisions – due within one year	6	73	50	129
Provisions – due after one year	–	84	13	97
At 31 December 2017	6	157	63	226
Provisions – due within one year	20	43	84	147
Provisions – due after one year	–	120	14	134
At 31 December 2016	20	163	98	281

The principal elements within rationalisation provisions relate to the Group Optimisation programme (mainly severance) announced in May 2014.

Following the settlement of a large part of the US metal-on-metal hip claims (discussed below) the Group has estimated a provision of $157m (2016: $163m) relating to the present value at 31 December 2017 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions relating to factors such as the number of claims and outcome the actual costs may differ significantly from this estimate. A range of expected outcomes between the 25th and 75th percentile generated by the actuarial model would not give rise to a significantly different outcome in 2018. The provision does not include any possible insurance recoveries on these claims or legal fees associated with defending claims. The Group carries considerable product liability insurance, and will continue to defend claims vigorously.

The legal and other provisions mainly relate to various other product liability and intellectual property litigation matters.

All provisions are expected to be substantially utilised within five years of 31 December 2017 and none are treated as financial instruments.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 149

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

In August 2003, the Group withdrew voluntarily from all markets the macrotextured versions of its OXINIUM femoral knee components. A charge of $154m was recorded in 2004 for anticipated expenses in connection with macrotexture claims. Most of that amount has since been applied to settlements of such claims, and all claims have now been resolved. The aggregate cost at 31 December 2017 related to this matter is approximately $205m. The Group has sought recovery from its primary and excess insurers for costs of resolving the claims. The primary insurance carrier has paid $60m in full settlement of its policy liability. However, the excess carriers have denied coverage, citing defences relating to the wording of the insurance policies and other matters. In December 2004, the Group brought suit against them in the US district court for the Western District of Tennessee, for which a trial has not yet begun. An additional $22m was received during 2007 from a successful settlement with a third party.

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

In recent years, there has been heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces, and the Group has incurred, and will continue to incur expenses to defend claims in this area. As of February 2018, and giving effect to the US settlements described below, approximately 740 such claims were pending with the Group around the world, of which approximately 430 had given rise to pending legal proceedings. Most claims relate to the Group’s Birmingham Hip Resurfacing (BHR) product and its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3 Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is only used in those patient groups where it continues to demonstrate strong performance.

In 2015 and 2016, the Group’s US subsidiary settled a large part of the majority of its US metal-on-metal hip lawsuits in two group settlements, without admitting liability. Insurance receipts covered most of the amounts paid, with the net cash cost being $25m. In November 2017, the Group’s US subsidiary entered into a memorandum of understanding to settle a third group of claims, without admitting liability. The third settlement is expected to be finalised in 2018. These cases principally related to the Group’s modular metal-on-metal hip components, which are no longer on the market. On 5 April 2017, the Judicial Panel on Multidistrict Litigation (MDL) ordered Smith & Nephew BHR cases pending or later filed in US federal court to be consolidated for pre-trial proceedings and transferred to the federal court in Baltimore, Maryland. There are currently 253 cases pending in the MDL in the United States. In England and Wales, the Group’s UK subsidiary entered into a group settlement in 2017 to settle 150 claims principally related to the Group’s modular metal-on-metal hip component, which are no longer on the market. Metal-on-metal hip implant claims against various companies in England and Wales have been consolidated for trials under group litigation orders in the High Court in London. The BHR and other claims pending against the Group have been stayed and will not be reactivated until the outcome of those trials is known.

The Group has requested indemnity from its product liability insurers for most of these metal-on-metal hip implant claims. Each insurer makes its own decision as to coverage issues, and the liability of some insurers depends on exhaustion of lower levels of coverage. Insurers of the lower layers of the Group’s insurances have indemnified the Group in respect of these claims up to the limits of those insurances. The Group has commenced arbitration proceedings against another insurer in respect of that insurer’s share of the claims and associated defence costs in the amount of $50m. Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings are designed to serve patients’ interests.

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

The Group prosecuted and defended a series of patent infringement suits against Arthrex in US federal courts in Oregon and Texas starting in 2004, principally relating to suture anchors for use in shoulder surgery. Arthrex paid $99m in June 2015 in connection with the Oregon litigation, and most of that award (net of various expenses) was recognised in the Group’s operating profit at that time. The Group asserted the same patent against additional Arthrex products in a follow-up suit that was scheduled for trial in February 2017 in the Oregon court. Arthrex asserted its own suture anchor patents against Smith & Nephew in 2014 and 2015 in the US District Court for the Eastern District of Texas. In December 2016, the jury in that case decided that two of the Group’s US subsidiaries infringed two asserted Arthrex patents and awarded Arthrex $17.4m. In February 2017, the parties reached a settlement resulting in the dismissal of all patent litigation in Oregon and Texas. Smith & Nephew agreed to pay Arthrex $8m, and each party agreed to additional payments contingent on the outcome of patent validity proceedings currently pending at the US Patent & Trademark Office relating to the asserted patents. In November 2017, the US Patent & Trademark Office issued a Reexamination Certificate confirming validity of certain claims of US Patent No. 5,601,557 asserted by Smith & Nephew against Arthrex in the Oregon litigation. The issuing of the Reexamination Certificate triggered a payment of $80m which was received by Smith & Nephew in December 2017, and $54m (net of various expenses) is recognised in the Group’s 2017 operating profit. The Group has fully provided for any possible additional payment relating to its historical sales.

150 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

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

The Group determines the net interest expense/income on the net defined benefit liability/asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability/asset.

The Group also operates a number of defined contribution plans. A defined contribution plan is a pension plan under which the Group and employees pay fixed contributions to a third party financial provider. The Group has no further payment obligations once the contributions have been paid. Contributions are recognised as an employee benefit expense when they are due.

18.1 Retirement benefit net obligations/(assets)

The Group’s retirement benefit obligations/(assets) comprise:

	2017	2016
	$ million	$ million
Funded plans:
UK Plan	(53)	4
US Plan	(9)	27
Other plans	46	52
	(16)	83
Unfunded plans:
Other plans	60	55
Retirement healthcare	25	26
	69	164
Amount recognised on the balance sheet – liability	131	164
Amount recognised on the balance sheet – asset	(62)	–

The Group sponsors defined benefit pension plans for its employees or former employees in 16 countries and these are established under the laws of the relevant country. Funded plans are funded by the payment of contributions and the assets are held by separate trust funds or insurance companies. The provision of retirement and related benefits across the Group is kept under regular review. Employees’ retirement benefits are the subject of regular management review. The Group’s defined benefit plans provide employees with an entitlement to retirement benefits varying between 1.3% and 66.7% of final salary on attainment of retirement age. The level of entitlement is dependent on the years of service of the employee.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 151

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

There is no legislative minimum funding requirement in the UK, however the Group has agreed with the Board of Trustees to pay a schedule of supplementary payments (see Note 18.8). The Trust Deed of the UK Plan and the Plan Document of the US Plan provide the Group with a right to a refund of surplus assets assuming the full settlement of plan liabilities in the event of a plan wind-up. Furthermore, in the ordinary course of business the UK trustee and US committee have no rights to unilaterally wind up, or otherwise augment the benefits due to members of the plans. Based on these rights, any net surplus in the UK and US Plans is recognised in full.

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

18.2 Reconciliation of benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

			2017			2016
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Amounts recognised on the balance sheet at beginning of the period	(1,577)	1,413	(164)	(1,521)	1,350	(171)
Income statement expense:
Current service cost	(12)	–	(12)	(19)	–	(19)
Past service credit	4	–	4	51	–	51
Settlements	–	–	–	7	(7)	–
Interest (expense)/income	(44)	42	(2)	(52)	48	(4)
Administration costs and taxes	(3)	–	(3)	(3)	–	(3)
Costs recognised in income statement	(55)	42	(13)	(16)	41	25
Re-measurements:
Actuarial gain due to liability experience	1	–	1	7	–	7
Actuarial loss due to financial assumptions change	(38)	–	(38)	(301)	–	(301)
Actuarial gain due to demographic assumptions	42	–	42	33	–	33
Return on plan assets greater than discount rate	–	59	59	–	180	180
Re-measurements recognised in OCI	5	59	64	(261)	180	(81)
Cash:
Employer contributions	–	53	53	–	60	60
Employee contributions	(4)	4	–	(4)	4	–
Benefits paid directly by the Group	2	(2)	–	3	(3)	–
Benefits paid, taxes and administration costs paid from scheme assets	102	(102)	–	61	(61)	–
Net cash	100	(47)	53	60	–	60

Exchange rate movements	(98)	89	(9)	161	(158)	3
Amount recognised on the balance sheet	(1,625)	1,556	(69)	(1,577)	1,413	(164)
Amount recognised on the balance sheet – liability	(290)	159	(131)	(1,577)	1,413	(164)
Amount recognised on the balance sheet – asset	(1,335)	1,397	62	–	–	–

152 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

Represented by:

			2017			2016
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
UK Plan	(854)	907	53	(844)	840	(4)
US Plan	(481)	490	9	(461)	434	(27)
Other Plans	(290)	159	(131)	(272)	139	(133)
Total	(1,625)	1,556	(69)	(1,577)	1,413	(164)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 20 years and 11 years for the UK and US Plans respectively.

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2017	2016	2015
	$ million	$ million	$ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	8	6	5
Equity securities	235	213	234
Other bonds	43	38	43
Liability driven investments	192	239	171
Diversified growth funds	152	130	144
	630	626	597
Other assets:
Insurance contract	277	214	214
Market value of assets	907	840	811
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	–	–	–
Equity securities	88	178	166
Government bonds – fixed interest	201	128	119
Corporate bonds	201	128	119
Market value of assets	490	434	404
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	4	4	9
Equity securities	43	35	35
Government bonds – fixed interest	4	3	5
– index linked	3	3	9
Corporate and other bonds	11	11	13
Insurance contracts	36	34	28
Property	19	12	8
Other quoted securities	2	2	1
	122	104	108
Other assets:
Insurance contracts	37	35	27
Market value of assets	159	139	135
Total market value of assets	1,556	1,413	1,350

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 153

No plans invest directly in property occupied by the Group or in financial securities issued by the Group.

Both the UK and US Plans hold a mixture of growth assets and matching assets. The growth assets of the UK and US Plans are invested in a diversified range of industries across a broad range of geographies. The UK Plan matching assets include liability matching assets and annuity policies purchased by the trustees, which aim to match the benefits to be paid to certain members from the plan and therefore remove the investment, inflation and demographic risks in relation to those liabilities. The terms of the policy define that the contract value exactly matches the amount and timing of the pensioner obligations covered by the contract. In accordance with IAS19R Employee Benefits, the fair value of the insurance contract is deemed to be the present value of the related obligations which is discounted at the AA corporate bond rate. In December 2014, the low risk asset portfolio held by the UK Plan was transferred into liability driven investments (LDI) which invests in a mixture of gilts and swaps.

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $64m (2016: $23m, 2015: $58m). Of this cost recognised for the year, $51m (2016: $48m, 2015: $49m) relates to defined contribution plans and $13m (2016: $25m net credit, 2015: $9m net expense) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in selling, general and administrative expenses. There were $nil outstanding payments as at 31 December 2017 due to be paid over to the plans (2016: $nil, 2015: $nil).

In 2016, the $25m net credit for the year includes a $44m curtailment gain arising from the closure of the UK Plan to future accrual and $5m past service credit relating to redundancies.

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

The defined benefit pension costs charged for the UK and US Plans are:

	2017		2016		2015
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
	$ million	$ million	$ million	$ million	$ million	$ million
Service cost	–	–	7	–	9	–
Past service credit	–	–	(49)	–	(7)	–
Settlement loss	–	–	1	–	2	–
Net interest cost, administration and taxes	1	2	–	3	3	4
	1	2	(41)	3	7	4

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2017	2016	2015
	% per annum	% per annum	% per annum
UK Plan:
Discount rate	2.4	2.6	3.8
Future salary increases	n/a	3.8	3.6
Future pension increases	3.2	3.3	3.1
Inflation (RPI)	3.2	3.3	3.1
Inflation (CPI)	2.2	2.3	2.1
US Plan:
Discount rate	3.5	4.0	4.3
Future salary increases	n/a	n/a	n/a
Inflation	n/a	n/a	n/a

154 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S2NA with projections in line with the CMI 2016 table and the US uses the RP2014 table with MP2016 scale. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2017	2016	2015
	years	years	years
Life expectancy at age 60
UK Plan:
Males	28.8	29.7	29.6
Females	30.3	31.1	31.3
US Plan:
Males	25.2	25.1	25.8
Females	27.4	27.4	28.2
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	31.0	32.5	32.6
Females	31.8	33.0	33.4
US Plan:
Males	25.5	25.4	27.6
Females	28.0	27.9	29.9

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

Changes to the inflation assumption will not have any effect on the US Pension Plan as it was closed to future accrual in 2014.

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	‑50bps/‑1yr	+50bps/+1yr	‑50bps/‑1yr
UK Plan:
Discount rate	-80.9	+92.6	-2	+2
Inflation	+88.1	-77.3	+2	-2
Mortality	+38.0	-37.7	+1	-1
US Plan:
Discount rate	-25.5	+27.9	-1	+1
Inflation	n/a	n/a	n/a	n/a
Mortality	+11.4	-11.6	–	–

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 155

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

The US Plan has a dynamic de-risking policy to shift plan assets into longer-term stable asset classes. The policy established 10 pre-determined funded status levels and when each trigger point is reached, the plan assets are re‑balanced accordingly. In 2017, two trigger points were reached and the plan assets were re-balanced such that there was reduced investment in equity securities and increased investment in government and corporate bonds.

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

18.8 Funding

A full valuation is performed by actuaries for the Trustees of each plan to determine the level of funding required. Employer contributions rates, based on these full valuations, are agreed between the Trustees of each plan and the Group. The assumptions used in the actuarial valuations used for funding purposes may differ from those assumptions above.

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2015. The next full actuarial valuation will take place as at 30 September 2018. Contributions to the UK Plan in 2017 were $24m (2016: $32m, 2015: $37m). This included supplementary payments of $24m (2016: $26m, 2015: $29m).

The Group has currently agreed to pay annual supplementary payments of $25m until 2021. These supplementary payments will be reviewed when the 30 September 2018 valuation has been completed.

US Plan

A  full actuarial valuation for the US Plan was last undertaken as at 20 September 2013 before the closure of the Plan to future accrual. Contributions to the US Plan were $20m (2016: $20m, 2015: $20m) which represented supplementary payments of $20m.

The planned supplementary contribution for 2018 is being kept under review given the funding status.

156 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2015	1,223,591	245	50	–	245
At 31 December 2016	1,223,591	245	50	–	245
At 31 December 2017	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2015	917,942	184	50	–	184
Share options	1,855	–	–	–	–
Shares cancelled	(4,350)	(1)	–	–	(1)
At 31 December 2015	915,447	183	50	–	183
Share options	1,283	–	–	–	–
Shares cancelled	(13,007)	(3)	–	–	(3)
At 31 December 2016	903,723	180	50	–	180
Share options	655	–	–	–	–
Shares cancelled	(13,523)	(2)	–	–	(2)
At 31 December 2017	890,855	178	50	–	178

The deferred shares were issued in 2006 in order to comply with English Company law. They are not listed on any stock exchange and have extremely limited rights and effectively have no value. These rights are summarised as follows:

-	The holder shall not be entitled to participate in the profits of the Company;
-

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

-	The holder shall not be entitled to receive notice, attend, speak or vote at any general meeting of the Company; and
-

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

The Group considers the capital that it manages to be as follows:

	2017	2016	2015
	$ million	$ million	$ million
Share capital	178	180	183
Share premium	605	600	590
Capital redemption reserve	17	15	12
Treasury shares	(257)	(432)	(294)
Retained earnings and other reserves	4,101	3,595	3,475
	4,644	3,958	3,966

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 157

19.2 Treasury shares

Treasury shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. In 2017 the Group purchased a total of 3.2m shares for a cost of $52m as part of the ongoing programme to buy back an equivalent number of shares to those vesting as part of the employee share plans. During 2016, a total of 24.0m (2.7%) ordinary shares were purchased at a cost of $368m and 13.0m (1.5%) ordinary shares were cancelled. This included a $300m share buy-back programme following the sale of the Group’s Gynaecology business that completed in December 2016.

The Smith & Nephew 2004 Employees’ Share Trust (Trust) was established to hold shares relating to long-term incentive plans. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The cost of the Trust is charged to the income statement as it accrues. A dividend waiver is in place in respect of those shares held under the long-term incentive plans. The Trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid.

The movements in Treasury shares and the Employees’ Share Trust are as follows:

		Employees’
	Treasury	Share Trust	Total
	$ million	$ million	$ million
At 1 January 2016	264	30	294
Shares purchased	368	–	368
Shares transferred from treasury	(18)	18	–
Shares transferred to Group beneficiaries	(13)	(27)	(40)
Shares cancelled	(190)	–	(190)
At 31 December 2016	411	21	432
Shares purchased	52	–	52
Shares transferred from treasury	(19)	19	–
Shares transferred to Group beneficiaries	(9)	(17)	(26)
Shares cancelled	(201)	–	(201)
At 31 December 2017	234	23	257

	Number	Number	Number
	of shares	of shares	of shares
	million	million	million
At 1 January 2016	18.9	2.3	21.2
Shares purchased	24.0	–	24.0
Shares transferred from treasury	(1.2)	1.2	–
Shares transferred to Group beneficiaries	(0.9)	(2.0)	(2.9)
Shares cancelled	(13.0)	–	(13.0)
At 31 December 2016	27.8	1.5	29.3
Shares purchased	3.2	–	3.2
Shares transferred from treasury	(1.3)	1.3	–
Shares transferred to Group beneficiaries	(0.6)	(1.2)	(1.8)
Shares cancelled	(13.5)	–	(13.5)
At 31 December 2017	15.6	1.6	17.2

158 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

19.3 Dividends

	2017	2016	2015
	$ million	$ million	$ million
The following dividends were declared and paid in the year:
Ordinary final of 18.5¢ for 2016 (2015: 19.0¢, 2014: 18.6¢) paid 10 May 2017	162	170	166
Ordinary interim of 12.3¢ for 2017 (2016: 12.3¢, 2015: 11.8¢) paid 1 November 2017	107	109	106
	269	279	272

A final dividend for 2017 of 22.7¢ per ordinary share was proposed by the Board on 8 February 2018 and will be paid, subject to shareholder approval, on 9 May 2018 to shareholders on the Register of Members on 6 April 2018. The estimated amount of this dividend is $198m. The Group pursues a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows. Future dividends will be dependent upon future earnings, the future financial condition of the Group and the Board’s dividend policy. The Board reviews the appropriate level of total annual dividend each year at the time of the full year results. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. Smith & Nephew plc, the Parent Company of the Group, is a non trading investment holding company which derives its distributable reserves from dividends paid by subsidiary companies. The distributable reserves of the parent company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2017 amounted to $2,569m.

20 CASH FLOW STATEMENT

Accounting policy

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts and loans under current liabilities.

Analysis of net debt

	Borrowings
			Due within	Due after	Net	Net
	Cash	Overdrafts	one year	one year	currency swaps	interest swaps	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2015	93	(28)	(11)	(1,666)	(1)	–	(1,613)
Net cash flow impact	34	9	(17)	231	15	1	273
Exchange adjustment	(7)	1	–	1	(16)	–	(21)
At 31 December 2015	120	(18)	(28)	(1,434)	(2)	1	(1,361)
Net cash flow impact	(18)	(45)	4	(129)	25	(2)	(165)
Exchange adjustment	(2)	1	–	(1)	(22)	–	(24)
At 31 December 2016	100	(62)	(24)	(1,564)	1	(1)	(1,550)
Net cash flow impact	64	49	9	139	(24)	(1)	236
Termination of finance lease	–	–	2	3	–	–	5
Exchange adjustment	5	(1)	–	(1)	25	–	28
At 31 December 2017	169	(14)	(13)	(1,423)	2	(2)	(1,281)

Reconciliation of net cash flow to movement in net debt

	2017	2016	2015
	$ million	$ million	$ million
Net cash flow from cash net of overdrafts	113	(63)	43
Settlement of currency swaps	(24)	25	15
Net cash flow from borrowings	147	(127)	215
Change in net debt from net cash flow	236	(165)	273
Termination of finance lease	5	–	–
Exchange adjustment	28	(24)	(21)
Change in net debt in the year	269	(189)	252
Opening net debt	(1,550)	(1,361)	(1,613)
Closing net debt	(1,281)	(1,550)	(1,361)

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 159

Cash and cash equivalents

For the purposes of the Group cash flow statement cash and cash equivalents at 31 December 2017 comprise cash at bank net of bank overdrafts.

	2017	2016	2015
	$ million	$ million	$ million
Cash at bank	169	100	120
Bank overdrafts	(14)	(62)	(18)
Cash and cash equivalents	155	38	102

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management of the Group’s cash.

Cash (inflows)/outflows arising from financing activities

	2017
	Repayment	Borrowing	Cash			Proceeds from own
	of bank	of bank	(inflow)/outflow		Purchase of	Shares/issue of
	loans	loans	from other	Dividends	own shares	ordinary shares	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	770	(623)	(24)	–	–	–	123
Equity	–	–	–	269	52	(10)	311
Total	770	(623)	(24)	269	52	(10)	434

	2016
	Repayment	Borrowing	Cash			Proceeds from own
	of bank	of bank	(inflow)/outflow		Purchase of	Shares/issue of
	loans	loans	from other	Dividends	own shares	ordinary shares	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	797	(924)	25	–	–	–	(102)
Equity	–	–	–	279	368	(16)	631
Total	797	(924)	25	279	368	(16)	529

	2015
	Repayment	Borrowing	Cash			Proceeds from own
	of bank	of bank	(inflow)/outflow		Purchase of	Shares/issue of
	loans	loans	from other	Dividends	own shares	ordinary shares	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	1,088	(873)	15	–	–	–	230
Equity	–	–	–	272	77	(21)	328
Total	1,088	(873)	15	272	77	(21)	558

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

160 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE GROUP ACCOUNTS continued

21.1 Acquisitions

Year ended 31 December 2017

During the year ended 31 December 2017, the Group acquired one medical technology business deemed to be a business combination within the scope of IFRS 3 Business Combinations.

On 5 December 2017, the Group completed the acquisition of 100% of the share capital of Rotation Medical Inc., a developer of a novel tissue regeneration technology for shoulder rotator cuff repair. The acquisition furthers our strategy to invest in disruptive technologies that accelerate the transformation of Smith & Nephew to higher growth. The maximum consideration payable of $210m has a fair value of $196m and includes $17m of deferred and $72m of contingent consideration. The fair value of the contingent consideration is determined from the acquisition agreement, the Board-approved acquisition model and a risk-free discount rate of 2.5%. The maximum contingent consideration is $85m. The provisional fair values of assets acquired and liabilities assumed are set out below:

$ million
Intangible assets	61
Property, plant & equipment and inventory	3
Trade and other receivables	2
Trade and other payables	(3)
Net deferred tax assets	1
Net assets	64
Goodwill	132
Consideration (net of $nil cash acquired)	196

The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Rotation Medical, Inc. into the Group’s existing business. The goodwill is not expected to be deductible for tax purposes.

During the year ended 31 December 2017, the contribution to revenue and attributable profit from this acquisition is immaterial. If the acquisition had occurred at the beginning of the year, its contribution to revenue and attributable profit would have also been immaterial.

Year ended 31 December 2016

During the year ended 31 December 2016, the Group acquired two medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations. The acquisition accounting was completed during 2017 with no measurement adjustments made.

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

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 161

Year ended 31 December 2015

During the year ended 31 December 2015, the Group acquired its distributor in Colombia and its distributor and a manufacturer in Russia. The acquisitions are deemed to be business combinations within the scope of IFRS 3 Business Combinations. The aggregated total fair value of the consideration was $68m and included $23m of contingent consideration and $13m through the settlement of working capital commitments. The acquisition accounting was completed in 2016 with no measurement adjustments being made.

The following table summarises the aggregate consideration transferred and the aggregate fair value amounts of assets acquired and liabilities assumed at the acquisition date:

$ million
Identifiable assets acquired and liabilities assumed
Intangible assets	19
Other assets[1]	29
Liabilities	(14)
Net assets	34
Goodwill	34
Consideration (net of $1m cash acquired)	68
1	Including net cash of $1m.

The aggregated goodwill arising on the acquisitions is $34m. This is attributable to the additional economic benefits expected from the transactions, including the assembled workforces, which have been transferred as part of the acquisitions. The goodwill recognised is not deductible for tax purposes. The contribution to revenue and attributable profit from these acquisitions for the year ended 31 December 2015 was immaterial. If the acquisitions had occurred at the beginning of the year, their contributions to revenue and attributable profit for the year ended 31 December 2015 would also have been immaterial.

21.2 Disposal of business

During the year ended 31 December 2016, the Group disposed of its Gynaecology business for cash consideration of $350m. The net assets disposed included $6m plant and equipment, and $4m inventory. Disposal related costs of $7m and liabilities of $7m resulted in a pre-tax gain on disposal of $326m.

For the years ended 31 December 2015 and 31 December 2017, the Group did not dispose of any businesses.

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

Future minimum lease payments under non-cancellable operating leases fall due as follows:

	2017	2016
	$ million	$ million
Land and buildings:
Within one year	40	33
After one and within two years	35	27
After two and within three years	27	23
After three and within four years	23	16
After four and within five years	19	13
After five years	56	41
	200	153
Other assets:
Within one year	17	15
After one and within two years	11	11
After two and within three years	5	6
After three and within four years	1	2
	34	34

162 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

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

The Group operates the following equity-settled executive and employee share plans: Smith & Nephew 2001 US Share Plan, Smith & Nephew Global Share Plan 2010, Smith & Nephew ShareSave Plan (2012), Smith & Nephew International ShareSave Plan (2012) and the Smith & Nephew France ShareSave plan (2012). At 31 December 2017, 5,277,000 options (2016: 5,780,000, 2015: 7,235,000) were outstanding with a range of exercise prices from 535 to 1,092 pence.

At 31 December 2017, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was 5,854,000 (2016: 5,807,000; 2015: 6,402,000). These include conditional share awards granted to senior employees and equity and performance share awards granted to senior executives under the Global Share Plan 2010.

The expense charged to the income statement for share-based payments for the year is $31m (2016: $27m, 2015: $30m).

23.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements are $nil (2016: $nil, 2015: $nil).

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2017	2016	2015
	$ million	$ million	$ million
Short-term employee benefits	15	15	16
Share-based payments expense	7	7	8
Pension and post-employment benefit entitlements	1	1	1
Compensation for loss of office	3	–	–
	26	23	25

24 POST BALANCE SHEET EVENTS

Subsequent to the year end the Group announced its Accelerating Performance and Execution (APEX) programme. This is a five-year effort to make key enhancements to the Group’s business and ways of working in Manufacturing, Warehousing and Distribution, General and Administrative Expenses and Commercial Effectiveness. The programme is expected to require a one-off cash cost of $240m of which a charge of around $100m is expected in 2018. No provisions have been recorded in respect of this programme as at 31 December 2017. A constructive obligation in relation to this programme had not arisen at 31 December 2017 as the Group had not announced the main features of the programme nor raised a valid expectation in those employees affected by the programme.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 163

COMPANY FINANCIAL STATEMENTS

COMPANY BALANCE SHEET

		At 31 December	At 31 December
		2017	2016
	Notes	$ million	$ million
Fixed assets:
Investments	2	7,092	5,322
Current assets:
Debtors	3	1,084	824
Cash and bank	5	88	14
		1,172	838
Creditors: amounts falling due within one year:
Borrowings	5	(4)	(41)
Other creditors	4	(1,202)	(814)
		(1,206)	(855)
Net current liabilities		(34)	(17)
Total assets less current liabilities		7,058	5,305
Creditors: amounts falling due after one year:
Borrowings	5	(1,423)	(1,559)
Total assets less total liabilities		5,635	3,746

Equity shareholders’ funds:
Called up equity share capital		178	180
Share premium account		605	600
Capital redemption reserve		17	15
Capital reserve		2,266	2,266
Treasury shares		(257)	(432)
Exchange reserve		(52)	(52)
Profit and loss account		2,878	1,169
Shareholders’ funds		5,635	3,746

The accounts were approved by the Board and authorised for issue on 22 February 2018 and signed on its behalf by:

Roberto Quarta	Olivier Bohuon	Graham Baker
Chairman	Chief Executive Officer	Chief Financial Officer

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

164	ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

COMPANY FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY

			Capital					Total
	Share	Share	redemption	Capital	Treasury	Exchange	Profit and	shareholders’
	capital	premium	reserve	reserves	shares	reserves	loss account	funds
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2016	183	590	12	2,266	(294)	(52)	1,589	4,294
Attributable profit for the year	–	–	–	–	–	–	58	58
Net gain on cash flow hedges	–	–	–	–	–	–	1	1
Exchange adjustments	–	–	–	–	–	–	(3)	(3)
Equity dividends paid in the year	–	–	–	–	–	–	(279)	(279)
Share-based payments recognised[1]	–	–	–	–	–	–	27	27
Cost of shares transferred to beneficiaries	–	–	–	–	40	–	(34)	6
New shares issued on exercise of share options	–	10	–	–	–	–	–	10
Cancellation of treasury shares	(3)	–	3	–	190	–	(190)	–
Treasury shares purchased	–	–	–	–	(368)	–	–	(368)
At 31 December 2016	180	600	15	2,266	(432)	(52)	1,169	3,746
Attributable profit for the year	–	–	–	–	–	–	2,167	2,167
Net gain on cash flow hedges	–	–	–	–	–	–	1	1
Exchange adjustments	–	–	–	–	–	–	1	1
Equity dividends paid in the year	–	–	–	–	–	–	(269)	(269)
Share-based payments recognised[1]	–	–	–	–	–	–	31	31
Cost of shares transferred to beneficiaries	–	–	–	–	26	–	(21)	5
New shares issued on exercise of share options	–	5	–	–	–	–	–	5
Cancellation of treasury shares	(2)	–	2	–	201	–	(201)	–
Treasury shares purchased	–	–	–	–	(52)	–	–	(52)
At 31 December 2017	178	605	17	2,266	(257)	(52)	2,878	5,635

1

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

The total distributable reserves of the Company are $2,569m (2016: $685m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $2,167m (2016: $58m).

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 165

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

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

-	A Cash Flow Statement and related notes;
-	Comparative period reconciliations for share capital and tangible fixed assets;
-	Disclosures in respect of transactions with wholly-owned subsidiaries;
-	Disclosures in respect of capital management;
-	The effects of new but not yet effective IFRSs; and
-	Disclosures in respect of the compensation of key management personnel.

As the consolidated financial statements include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures:

-	IFRS 2 Share Based Payments in respect of group settled share based payments; and
-	Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures.

The Company proposes to continue to adopt the reduced disclosure framework of FRS 101 in its next financial statements.

2 INVESTMENTS

ACCOUNTING POLICY Investments in subsidiaries are stated at cost less provision for impairment

	2017	2016
	$ million	$ million
At 1 January	5,322	5,322
Additions	1,770	–
At 31 December	7,092	5,322

Investments represent holdings in subsidiary undertakings. In 2017, the Company increased its investment in Smith & Nephew (Overseas) Limited.  In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 9.

3 DEBTORS

	2017	2016
	$ million	$ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	1,007	735
Prepayments and accrued income	3	3
Current asset derivatives – forward foreign exchange contracts	25	45
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	45	36
Current asset derivatives – currency swaps	3	1
Current taxation	1	4
	1,084	824

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

166 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE COMPANY ACCOUNTS continued

4 OTHER CREDITORS

	2017	2016
	$ million	$ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	1,119	715
Other creditors	10	17
Current liability derivatives – forward foreign exchange contracts	45	36
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	25	45
Current liability derivatives – currency swaps	1	–
Current liability derivatives – interest rate swaps	2	1
	1,202	814

5 CASH AND BORROWINGS

ACCOUNTING POLICY

Financial instruments

Currency swaps are used to match foreign currency net assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2017	2016
	$ million	$ million
Bank loans and overdrafts due within one year or on demand	4	41
Borrowings due after one year	1,423	1,559
Borrowings	1,427	1,600
Cash and bank	(88)	(14)
(Debit)/credit balance on derivatives – currency swaps	(2)	1
Credit/(debit) balance on derivatives - interest rate swaps	2	(1)
Net debt	1,339	1,586

All currency swaps are stated at fair value. Gross US Dollar equivalents of $388m (2016: $449m) receivable and $386m (2016: $448m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2017 and 2016 to hedge intra-group loans.

6 CONTINGENCIES

	2017	2016
	$ million	$ million
Guarantees in respect of subsidiary undertakings	1	–

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

7 DEFERRED TAXATION

The Company has gross unused capital losses of $90m (2016: $100m) available for offset against future chargeable gains. No deferred tax asset has been recognised on these unused losses as they are not expected to be realised in the foreseeable future.

8 RESULTS FOR THE YEAR

As permitted by Section 408(4) of the Companies Act 2006, the Company has not presented its own profit and loss account. Profit for the year was $2,167m (2016: $58m).

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 167

9 GROUP COMPANIES

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, associates, joint arrangements, joint ventures and partnerships are listed below, including their country of incorporation. All companies are 100% owned, unless otherwise indicated. Unless otherwise stated, the share capital disclosed comprises ordinary shares which are indirectly held by Smith & Nephew plc.

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
UK			Rest of Europe
Blue Belt Technologies UK Limited[2]	England & Wales	London	Smith & Nephew GmbH	Austria	Vienna
Michelson Diagnostic Limited[3] (13.4%)	England & Wales	Kent	ArthroCare Belgium SPRL[2]	Belgium	Zaventem
Neotherix Limited[3] (24.9%)	England & Wales	York	Smith & Nephew S.A.-N.V	Belgium	Zaventem
Plus Orthopedics (UK) Limited[2]	England & Wales	London	Smith & Nephew A/S	Denmark	Hoersholm
Smith & Nephew (Overseas) Limited[1]	England & Wales	London	A2 Surgical[2]	France	Neuilly-sur-Seine
Smith & Nephew ARTC Limited	England & Wales	London	Smith & Nephew France SAS[1]	France	Neuilly-sur-Seine
Smith & Nephew Beta Limited[2]	England & Wales	London	Smith & Nephew S.A.S.	France	Neuilly-sur-Seine
Smith & Nephew China Holdings UK Limited[1]	England & Wales	London	Smith & Nephew Oy	Finland	Helsinki
Smith & Nephew Employees Trustees Limited[2]	England & Wales	London	Smith & Nephew Business Services GmbH & Co. KG1	Germany	Hamburg
Smith & Nephew ESN Limited[2]	England & Wales	London	Smith & Nephew Business Services Verwaltungs GmbH[1]	Germany	Hamburg
Smith & Nephew Extruded Films Limited[2]	England & Wales	Hull	Smith & Nephew Deutschland (Holding) GmbH[1]	Germany	Hamburg
Smith & Nephew Finance[2]	England & Wales	London	Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew Finance Oratec[2]	England & Wales	London	Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Smith & Nephew Healthcare Limited[2]	England & Wales	Hull	Plus Orthopedics Hellas SA2	Greece	Athens
Smith & Nephew Investment Holdings Limited[1]	England & Wales	London	Smith & Nephew Hellas S.A.[2]	Greece	Athens
Smith & Nephew Medical Fabrics Limited[2]	England & Wales	London	Smith & Nephew Limited	Ireland	Dublin 2
Smith & Nephew Medical Limited[2]	England & Wales	Hull	Smith & Nephew Finance Ireland Limited[2]	Ireland	Dublin 1
Smith & Nephew Nominee Company Limited[2]	England & Wales	London	Smith & Nephew S.r.l.	Italy	Milan
Smith & Nephew Nominee Services Limited[2]	England & Wales	London	ArthroCare Luxembourg Sarl[2]	Luxembourg	Luxembourg
Smith & Nephew Orthopaedics Limited[2]	England & Wales	London	Smith & Nephew Finance S.a.r.l.[2]	Luxembourg	Luxembourg
Smith & Nephew Pensions Nominees Limited[2]	England & Wales	London	Smith & Nephew International S.A.[1]	Luxembourg	Luxembourg
Smith & Nephew Pharmaceuticals Limited[2]	England & Wales	Hull	Smith & Nephew (Europe) B.V.[1]	Netherlands	Amsterdam
Smith & Nephew Raisegrade Limited[2]	England & Wales	London	Smith & Nephew B.V.[1]	Netherlands	Amsterdam
Smith & Nephew Rareletter Limited[2]	England & Wales	London	Smith & Nephew Management B.V.[1]	Netherlands	Amsterdam
Smith & Nephew Trading Group Limited[1]	England & Wales	London	Smith & Nephew Nederland CV	Netherlands	Amsterdam
Smith & Nephew UK Executive Pension Scheme Trustee Limited[2]	England & Wales	London	Smith & Nephew Optics B.V.[4]	Netherlands	Amsterdam
Smith & Nephew UK Limited[1]	England & Wales	London	Smith & Nephew A/S	Norway	Oslo
Smith & Nephew UK Pension Fund Trustee Limited[2]	England & Wales	London	Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew USD Limited[1]	England & Wales	London	Smith & Nephew Lda	Portugal	Lisbon
Smith & Nephew USD One Limited[1]	England & Wales	London	D-Orthopaedics LLC	Russian Federation	Moscow
T.J. Smith and Nephew, Limited	England & Wales	Hull	DC LLC	Russian Federation	Puschino
The Albion Soap Company Limited[2]	England & Wales	London	Smith & Nephew LLC	Russian Federation	Moscow 2
TP Limited[1]	Scotland	Edinburgh	Smith & Nephew S.A.U	Spain	Barcelona
			Smith & Nephew Atkiebolag	Sweden	Molndal
			Lumina Adhesives AB3 (11%)	Sweden	Gothenberg
			Plus Orthopedics Holding AG1	Switzerland	Baar
			Smith & Nephew Manufacturing AG	Switzerland	Aarau
			Smith & Nephew Orthopaedics AG	Switzerland	Baar
			Smith & Nephew Schweiz AG	Switzerland	Baar
			Smith & Nephew AG	Switzerland	Baar

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

168 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE COMPANY ACCOUNTS continued

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
US
Arthrocare Corporation[1]	United States	San Jose	Smith & Nephew Orthopaedics	China	Beijing
Bioventus LLC[3] (49%)	United States	Wilmington	(Beijing) Co., Ltd		Economic and
Blue Belt Holdings, Inc.[1]	United States	Minneapolis			Technical
Blue Belt Technologies, Inc.	United States	Pittsburgh			Development
Delphi Ventures V, L.P.[3] (6.9%)	United States	San Mateo			Area
Healicoil, Inc.	United States	Wilmington	S&N Holdings SAS[1]	Colombia	Bogota
Hipco, Inc.	United States	Wilmington	Smith & Nephew Colombia S.A.S	Colombia	Bogota
Leaf Healthcare Inc.[3] (11%)	United States	Delaware	ArthroCare Costa Rica Srl	Costa Rica	Costa Rica
Memphis Biomed Ventures I, LP3 (4.61%)	United States	Delaware	Smith & Nephew Curaçao N.V.	Curaçao	Willemstad
Oratec Interventions, Inc.	United States	Concord	Smith & Nephew Beijing Holdings Limited[1]	Hong Kong	Hong Kong
Orthopaedic Biosystems Ltd., Inc.	United States	Phoenix	Smith & Nephew Limited	Hong Kong	Hong Kong
OsteoBiologics, Inc.	United States	Dallas	Smith & Nephew Suzhou Holdings Limited[1]	Hong Kong	Hong Kong
Plus Orthopedics LLC	United States	Andover	Adler Mediequip Private Limited	India	Pune
Rotation Medical, Inc.	United States	Andover	ArthroCare India Medical Device Private Limited[2]	India	Mumbai
Sinopsys Surgical, Inc.[3] (12.4%)	United States	Boulder	Smith & Nephew Healthcare Private Limited	India	Mumbai‑59
Smith & Nephew Consolidated, Inc.[1]	United States	Wilmington	Ortho-Space Ltd.[3] (16.8%)	Israel	Caesarea
Smith & Nephew OUS, Inc.[3]	United States	Wilmington	Smith & Nephew KK	Japan	Tokyo
Smith & Nephew, Inc.	United States	Wilmington	Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul
Surgical Frontiers Series I, LLC[3] (32%)	United States	Dover	Smith & Nephew Healthcare Sdn Berhad	Malaysia	Kuala Lumpur
Trice Medical Inc.[3] (6%)	United States	Delaware	Smith & Nephew S.A. de C.V.	Mexico	Mexico City
Africa, Asia, Australasia and Other America			Smith & Nephew Limited	New Zealand	Auckland
Smith & Nephew Argentina S.R.L.[2]	Argentina	Buenos Aires	Smith & Nephew Superannuation Scheme Limited	New Zealand	Auckland 2
ArthroCare (Australasia) Pty Ltd[2]	Australia	North Ryde	Smith & Nephew, Inc.	Puerto Rico	San Juan
Smith & Nephew Pty Limited	Australia	North Ryde	Smith & Nephew Pte Limited	Singapore	Singapore
Smith & Nephew Surgical Holdings Pty Limited[2]	Australia	North Ryde	Smith & Nephew (Pty) Limited	South Africa	Westville
Smith & Nephew Surgical Pty Limited[2]	Australia	North Ryde	Smith & Nephew Pharmaceuticals (Proprietary) Limited[2]	South Africa	Westville
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo	Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok
Smith & Nephew (Alberta) Inc.[2]	Canada	Calgary	Sri Siam Medical Limited[1,3] (48.99%)	Thailand	Lumpini Phatumwan, Bangkok
Smith & Nephew Inc.	Canada	Toronto	Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Sariyer, Istanbul
Tenet Medical Engineering, Inc.	Canada	Calgary	Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai
Smith & Nephew Finance Holdings Limited[2]	Cayman Islands	South Church Street, George Town
ArthoCare Medical Devices (Beijing) Co. Limited[4]	China	Chao Yang District, Beijing	1 Holding company. 2 Dormant company.
Plus Orthopedics (Beijing) Co. Limited[4]	China	Shunyi District, Beijing	3 Not 100% owned by Smith & Nephew Group. 4 In liquidation.
Plus Trading (Beijing) Co Limited[4]	China	East City, Beijing
Smith & Nephew Medical (Shanghai) Limited	China	Shanghai Free Trade Test Zone
Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

SMITH & NEPHEW ANNUAL REPORT 2017	ACCOUNTS 169

Registered Office addresses		Registered Office addresses
UK		US
London	15 Adam Street, London, WC2N 6LA	San Jose	595 North Pastoria Avenue, Sunnyvale, California, 94086, USA
Kent	Ground Floor, Eclipse House, Eclipse Park, Sittingbourne Road, Maidstone, Kent, ME14 3EN	Minneapolis	2905 Northwest Blvd, Suite 40, Plymouth MN 55441, USA
York	25 Carr Lane, York, YO26 5HT	Pittsburgh	2828 Liberty Ave, Suite 100, Pittsburgh PA 15222, USA
Hull	101 Hessle Road, Hull, HU3 2BN	Boulder	5480 Valmont Road, Suite 215, Boulder, Colorado, 80301, USA
Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN	Wilmington	CT Corporation, 1209 Orange Street, Wilmington, DE 19801, USA
Rest of Europe		Concord	C T Corporation, 9 Capitol Street, Concord, New Hampshire, 03301, USA
Vienna	Concorde Business Park, 1/C/3 2320, Schwechat, Austria	Phoenix	CT Corporation System, 3225 North Central Avenue, Phoenix AZ 85012, USA
Zaventem	Hector Heenneaulaan 366, 1930 Zaventem, Belgium	Dallas	CT Corporation System, 350 North St. Paul Street, Dallas TX 75201, USA
Hoersholm	Slotsmarken 14, Hoersholm, DK‑2970, Denmark	Andover	150 Minuteman Road, Andover, MA, 01810, USA
Neuilly-sur-Seine	40, Boulevard du Parc, 92200 Neuilly-sur-Seine, France	San Mateo	160 Bovet Road, Suite 408, San Mateo, CA 94402, USA
Helsinki	Ayritie 12 C, 01510, Vantaa, Finland	Memphis	6075 Poplar Avenue, Suite 335, Memphis, Tennessee, 38119, USA
Hamburg	Friesenweg 4, Haus 21, 22763, Hamburg, Germany	Tustin	3002 Dow Avenue, Building 100, Unit 138, Tustin, California, 92780, USA
Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany	Dover	160 Greentree Drive, Suite 101, Dover, Delaware, 19904, USA
Athens	Protopappa Street 43, GR 16346, Ilioupoli, Athens, Greece	Africa, Asia, Australasia and Other America
Dublin 1	3rd Floor, Kilmore House, Park Lane,Spencer Dock, Dublin 1, Ireland	Buenos Aires	Maipu 1300, 13th Floor, City of Buenos Aires, Argentina
Dublin 2	Molyneux House, Bride Street,Dublin 2, Ireland	North Ryde	85 Waterloo Road, North Ryde NSW 2113, Australia
Milan	Via de Capitani 2A, 20864, Agrate Brianza (MI), Italy	São Paulo	Avenida do Cafe, 277, Centro Empresarial do Aco, Centro Empresarial do Aco, Torre B, 4 andar, conjuto, CEP 04311-000, São Paulo 403, Jabaquara, Brazil
Luxembourg	163, Rue de Kiem, L‑8030 Strassen, Luxembourg	Calgary	3500‑855‑2 Street SW, Calgary AB AB T2P 4J8, Canada
Amsterdam	Kruisweg 637, 2132 NB Hoofddorp, The Netherlands	Toronto	199, Bay Street, 4000, Toronto, Ontario M5L 1A9, Canada
Oslo	Nye Vakas vei 64, 1395, Hvalsted, Norway	South Church Street, Georgetown	c/o M&C Corporate Services Limited, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands
Warsaw	Ul Osmanska 12, 02‑823, Warsaw, Poland	Chao Yang District, Beijing	Room 17‑021, Internal B17 floor, B3‑24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China
Lisbon	Estrada Nacional no 10 ao Km. 131, Parque Tejo – Bloco C, 2625‑445 Forte de Casa, Vila Franca de Xira, Portugal
Moscow	9a, Bld, 10, 2nd Sinichkina Street, Moscow 111020, Russian Federation
Moscow 2	2nd Syromyatnichesky lane, Moscow, 105120, Russian Federation
Puschino	8/1 Stroiteley Street, 142290, City of Puschino,Moscow Region, Russian Federation
Barcelona	Edificio Conata I, c/ Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
Molndal	PO Box 143, S‑431 22 Molndal, Sweden
Baar	Oberneuhofstr 10d, Baar, 6340
Aarau	Schachenallee 29, 5000, Aarau, Switzerland
Gothenburg	Varbergsgatan 2A / 412 65 Göteborg / Sweden

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

170 ACCOUNTS	SMITH & NEPHEW ANNUAL REPORT 2017

NOTES TO THE COMPANY ACCOUNTS continued

Registered Office addresses		Registered Office addresses
Shunyi District, Beijing	22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China	Mexico City	Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico
East City, Beijing	No. B-D, Floor 2, A Building, Beijing East Gate Plaza, No. 9, Dong Zhong Street, East City, Beijing, China	Auckland	621 Rosebank Road, Avondale, Auckland 6, New Zealand
Guangzhou	Room 2502 No 33, 6th Jian She Rd, Yue Xiu District, Guangzhou, China	Auckland 2	36a Hillside Road, Wairau Valley, Auckland, 0627 NZ, New Zealand
Shanghai	Room 1208‑1209, No 168 Middle Xi Zang Rd, Shanghai, China	San Juan	Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico
Shanghai Free Trade Test Zone	Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China	Singapore	50 Raffles Place, #32‑01 Singapore Land Tower, 048623, Singapore
Dong Cheng District, Beijing	Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street, Dong Cheng District, Beijing, China	Westville	30 The Boulevard, Westway Office Park, Westville, 3629, South Africa
Chengdu	No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China	Huai Khwang District, Bangkok	16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand
Middle Xi Zang Rd, Shanghai	Room 1201‑1207, No168 Middle Xi Zang Rd, Shanghai, China	Lumpini Phatumwan, Bangkok	16th Floor, GPF Witthayu Tower A, 93/1 Wireless Road, Lumpini, Phatumwan, Bangkok, 10330, Thailand
Suzhou City	12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China	Sariyer, Istanbul	Bahcekoy Mah., Orkide Sok., No:8/E Bahcekoy, Sariyer Istanbil, Turkey
Beijing Economic and Technical Development Area	No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China	Jebel Ali, Dubai	PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates
Bogota	Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., 0, Colombia
Costa Rica	Building B32, 50 meters South of Revisión Téchnica Vehicular, Province de Alajuela, Canton Alajuela, Coyol Free Zone, District San José, Costa Rica
Willemstad	Pietermaai 15, PO Box 4905, Curaçao
Hong Kong	Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong
Pune	Sushrut House, Survey no.288, Phase II next to MIDC, Hinjewadi, at Mann, Taluka Mulshi, Pune, 411057, India
Mumbai	5A, Bakhtawar, 5th Floor, behind The Oberoi, Nariman Point, Mumbai, Maharashtra, 400021, India
Mumbai‑59	501‑B – 509‑B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai‑59, Maharashtra, India
Caesarea	7 Halamarish, Caesarea, 3088900, Israel
Tokyo	2‑4‑1, Shiba -Koen, Minato-Ku, Tokyo 105‑0011, Japan
Seoul	13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159‑1 Samsung-dong, Seoul, Korea
Kuala Lumpur	Unit 10-02(A), Level 10, Menara TJB, 9, Jalan Syed Mohd Mufti, Johor Bahru, Johor 8000, Malaysia

   THE PARENT COMPANY FINANCIAL STATEMENTS OF SMITH & NEPHEW PLC ON PAGES 163-170 DO NOT FORM PART OF SMITH & NEPHEW’S

ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SEC.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 171

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

PROPERTIES

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area
(square feet 000’s)
Group head office in London, UK	13
UK office and surgical training facility in Watford, UK	60
Manufacturing and office facilities in Memphis, Tennessee, US	968
Wound management manufacturing, research and office facility in Hull, UK	473
Manufacturing facility in Suzhou, China	288
Manufacturing facility in Alajuela, Costa Rica	265
Distribution facility in Memphis, Tennessee, US	248
Manufacturing facility in Beijing, China	192
Bioactives headquarters and laboratory space in Fort Worth, Texas, US	165
Manufacturing, research and office facility in Austin, Texas, US	157
Manufacturing facility in Oklahoma City, Oklahoma, US	155
Regional headquarters in Andover, Massachusetts, US	144
Manufacturing facility in Aarau, Switzerland	121
Manufacturing facility in Mansfield, Massachusetts, US	98
Manufacturing facility in Devrukh, India	74
Regional headquarters and distribution facility in Baar, Switzerland	71
Manufacturing facility in Tuttlingen, Germany	50

The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. The Orthopaedics manufacturing facilities in Memphis, Tennessee are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull are freehold while other principal locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities.

OFF-BALANCE SHEET ARRANGEMENTS

Management believes that the Group does not have any off-balance sheet arrangements, as defined by the SEC in item 5E of Form 20‑F, that have or are reasonably likely to have a current or future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

Except for transactions with associates (see Note 23.2 of Notes to the Group accounts), no other related party had material transactions or loans with Smith & Nephew over the last three financial years.

172 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP INFORMATION continued

RISK FACTORS

There are known and unknown risks and uncertainties relating to Smith & Nephew’s business. The factors listed on pages 172-175 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith & Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith & Nephew’s business, financial position or results of operations.

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

Pricing of the Group’s products is largely governed in most markets by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to government policies favouring locally sourced products. The Group is also exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on revenue and operating profit. Provisions in US healthcare legislation which previously imposed significant taxes on medical device manufacturers are suspended until 1 January 2020 but may be reinstated. There may be an increased risk of adverse changes to government funding policies arising from deterioration in macro-economic conditions from time to time in the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate healthcare, including extensive and complex rules in the US. Failure to do so could result in fines or loss of future funding.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 173

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

During 2017, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of government debt, particularly those in the Emerging Markets and the oil-dependent Gulf States. These factors tempered the overall growth of the Group’s global markets and could have an increased impact on growth in the future.

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

In June 2016 the UK voted to leave the European Union. The UK’s withdrawal will be effective from 29 March 2019 at 11pm GMT. As negotiations regarding the terms of the withdrawal continue, the nature of the trade agreements and the closeness of the economic ties between the UK and the EU beyond the withdrawal date remains uncertain. We continue to monitor the situation. Among the potential impacts of Brexit, the regulatory framework for medical devices could be affected, as it is unclear whether the UK will ascribe to the new Medical Devices Regulation which will become applicable in May 2020.

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

The Group manages the impact of exchange rate movements on revenue and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year. However, the Group is exposed to medium to long-term adverse movements in the strength of currencies compared to the US Dollar. The Group uses the US Dollar as its reporting currency. The US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 39.

Manufacturing and supply

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Devrukh in India, Suzhou and Beijing in China, Alajuela in Costa Rica, Puschino in Russia and Curaçao, in Dutch Caribbean. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

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

The Group will, from time to time including as part of the APEX programme, outsource or insource the manufacture of components and finished products to third parties and will periodically relocate the manufacture of product and/or processes between existing and/or new facilities. While these are planned activities, with these transfers there is a risk of disruption to supply.

174 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

GROUP INFORMATION continued

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

There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits. As at 31 December 2017, a provision of $157m is recognised relating to the present value of the estimated costs to resolve all unsettled known and unknown anticipated metal-on-metal hip implant claims.

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

International regulation

The Group operates across the world and is subject to extensive legislation, including anti-bribery and corruption and data protection, in each country in which the Group operates. Our international operations are governed by the UK Bribery Act and the US Foreign Corrupt Practices Act which prohibit us or our representatives from making or offering improper payments to government officials and other persons or accepting payments for the purpose of obtaining or maintaining business. Our international operations in the Emerging Markets which operate through distributors increase our Group exposure to these risks.

The Group will also be required to comply with the requirements of the EU General Data Protection Regulation (GDPR) concerning personal data of data subjects residing in the EU when it comes into force in May 2018. Enforcement of such legislation has increased in recent years with significant fines and penalties being imposed on companies and individuals where breaches are found to have occurred.

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith & Nephew’s products include the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the China Food and Drug Administration and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. In 2017, the European Union reached agreement on a new set of Medical Device Regulations which entered into force on 25 May 2017. These have a three-year transition period; therefore will fully apply in EU Member States from 26 May 2020.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 175

The trend is towards more stringent regulation and higher standards of technical appraisal. Such controls have become increasingly demanding to comply with and management believes that this trend will continue.

Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national medical device regulation and Group policies.

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

Reliance on sophisticated information technology

The Group uses a wide variety of information systems, programmes and technology to manage our business. Our systems are vulnerable to a cyber attack, malicious intrusion, loss of data privacy or any other significant disruption. Our systems have been and will continue to be the target of such threats. We have systems in place to minimise the risk and disruption of these intrusions and to monitor our systems on an ongoing basis for current or potential threats. There can be no assurance that these measures will prove effective in protecting Smith & Nephew from future interruptions and as a result the performance of the Group could be materially adversely affected.

Other risk factors

Smith & Nephew is subject to a number of other risks, which are common to most global medical technology groups and are reviewed as part of the Group’s Risk Management process.

FACTORS AFFECTING SMITH & NEPHEW’S RESULTS OF OPERATIONS

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our Marketplace’ on pages 16-17, ‘Financial review’ on pages 38-39 and ‘Taxation information for shareholders’ on pages 190-191.

176 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

Other Financial information

SELECTED FINANCIAL DATA

	2017	2016	2015	2014	2013
	$ million	$ million	$ million	$ million	$ million
Income statement
Revenue	4,765	4,669	4,634	4,617	4,351
Cost of goods sold	(1,248)	(1,272)	(1,143)	(1,162)	(1,100)
Gross profit	3,517	3,397	3,491	3,455	3,251
Selling, general and administrative expenses	(2,360)	(2,366)	(2,641)	(2,471)	(2,210)
Research and development expenses	(223)	(230)	(222)	(235)	(231)
Operating profit[1]	934	801	628	749	810
Net interest (payable)/receivable	(51)	(46)	(38)	(22)	4
Other finance costs	(10)	(16)	(15)	(11)	(11)
Share of results of associates	6	(3)	(16)	(2)	(1)
Profit on disposal of business	–	326	–	–	–
Profit before taxation	879	1,062	559	714	802
Taxation	(112)	(278)	(149)	(213)	(246)
Attributable profit for the year	767	784	410	501	556
Earnings per ordinary share
Basic earnings per share	87.8¢	88.1¢	45.9¢	56.1¢	61.7¢
Diluted earnings per share	87.7¢	87.8¢	45.6¢	55.7¢	61.4¢
Average number of shares used in basic earnings per share (millions)	874	890	894	893	901
Average number of shares used in diluted earnings per share (millions)	875	893	899	899	906
Adjusted attributable profit[2]
Attributable profit for the year	767	784	410	501	556
Acquisition related costs	(10)	9	25	125	31
Restructuring and rationalisation expenses	–	62	65	61	58
Legal and other	(13)	(20)	187	(2)	–
Amortisation and impairment of acquisition intangibles	140	178	204	129	88
Profit on disposal of business	–	(326)	–	–	–
US tax reform	(32)	–	–	–	–
Taxation on excluded items	(26)	48	(130)	(71)	(40)
Adjusted attributable profit	826	735	761	743	693
Adjusted earnings per ordinary share (EPSA)[3]	94.5¢	82.6¢	85.1¢	83.2¢	76.9¢

1     Reconciliation of operating to trading profit is presented below.

2     Non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 178-181.

3     Adjusted earnings per ordinary share is calculated by dividing adjusted attributable profit by the basic weighted number of shares.

Reconciliation of operating profit to trading profit

	2017	2016	2015	2014	2013
	$ million	$ million	$ million	$ million	$ million
Operating profit	934	801	628	749	810
Acquisition related costs	(10)	9	12	118	31
Restructuring and rationalisation costs	–	62	65	61	58
Amortisation and impairment of acquisition intangibles	140	178	204	129	88
Legal and other	(16)	(30)	190	(2)	–
Trading profit	1,048	1,020	1,099	1,055	987

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 177

	2017	2016	2015	2014	2013
	$ million	$ million	$ million	$ million	$ million
Group balance sheet
Non-current assets	5,135	4,815	4,692	4,866	3,563
Current assets	2,731	2,529	2,475	2,440	2,256
Total assets	7,866	7,344	7,167	7,306	5,819
Share capital	178	180	183	184	184
Share premium	605	600	590	574	535
Capital redemption reserve	17	15	12	11	10
Treasury shares	(257)	(432)	(294)	(315)	(322)
Retained earnings and other reserves	4,101	3,595	3,475	3,586	3,640
Total equity	4,644	3,958	3,966	4,040	4,047
Non-current liabilities	1,876	2,038	1,857	2,104	699
Current liabilities	1,346	1,348	1,344	1,162	1,073
Total liabilities	3,222	3,386	3,201	3,266	1,772
Total equity and liabilities	7,866	7,344	7,167	7,306	5,819

Group cash flow statement
Cash generated from operations	1,273	1,035	1,203	961	1,138
Net interest paid	(48)	(45)	(36)	(33)	(6)
Income taxes paid	(135)	(141)	(137)	(245)	(265)
Net cash inflow from operating activities	1,090	849	1,030	683	867
Capital expenditure (including trade investments and net of disposals of property, plant and equipment)	(384)	(394)	(360)	(379)	(340)
Acquisitions and disposals	(159)	(214)	(44)	(1,552)	(67)
Proceeds on disposal of business (net of tax)	–	225	–	–	–
Investment in associate	–	–	(25)	(2)	–
Proceeds from associate loan redemption	–	–	–	188	–
Proceeds from own shares	5	6	5	4	3
Equity dividends paid	(269)	(279)	(272)	(250)	(239)
Issue of ordinary capital and treasury shares purchased	(47)	(358)	(61)	(35)	(183)
Net cash flow from operating, investing and financing activities	236	(165)	273	(1,343)	41
Termination of finance lease	5	–	–	–	–
Exchange adjustments	28	(24)	(21)	(17)	(6)
Opening net debt	(1,550)	(1,361)	(1,613)	(253)	(288)
Closing net debt	(1,281)	(1,550)	(1,361)	(1,613)	(253)
Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	27.6%	39%	34%	40%	6%
Dividends per ordinary share	35.0¢[1]	30.8¢	30.8¢	29.60¢	27.40¢
Research and development costs to revenue	4.7%	4.9%	4.8%	5.1%	5.3%
Capital expenditure (including intangibles but excluding goodwill and trade investments) to revenue	7.9%	8.4%	7.7%	8.1%	7.8%

1     The Board has proposed a final dividend of 22.7 US cents per share which together with the first interim dividend of 12.3 US cents makes a total for 2017 of 35.0 US cents.

178 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

OTHER FINANCIAL INFORMATION continued

NON-IFRS FINANCIAL INFORMATION – ADJUSTED MEASURES

These Financial Statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

‘Underlying growth in revenue’ is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations or disposed of and for movements in exchange rates.

Underlying growth in revenue is considered by the Group to be an important measure of performance in terms of local functional currency since it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-IFRS measure in its internal financial reporting, budgeting and planning to assess performance on both a business and a consolidated Group basis. Revenue growth at constant currency is important in measuring business performance compared to competitors and compared to the growth of the market itself.

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

The Group’s management considers that the non-IFRS measure of underlying growth in revenue and the IFRS measure of growth in revenue are complementary measures, neither of which management uses exclusively.

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

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 179

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying growth in revenue as follows:

			Reconciling items
2017	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Sports Medicine, Trauma & Other	1	3	(2)	–
Sports Medicine Joint Repair	7	6	–	1
Arthroscopic Enabling Technologies	(3)	(3)	–	–
Trauma & Extremities	4	4	–	–
Other Surgical Businesses	(11)	7	(19)	1
Reconstruction	4	3	–	1
Knee Implants	6	5	–	1
Hip Implants	–	–	–	–
Advanced Wound Management	2	2	–	–
Advanced Wound Care	–	–	–	–
Advanced Wound Bioactives	–	–	–	–
Advanced Wound Devices	13	13	–	–
Total	2	3	(1)	–

			Reconciling items
2016	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Sports Medicine, Trauma & Other	1	3	(1)	(1)
Sports Medicine Joint Repair	7	8	–	(1)
Arthroscopic Enabling Technologies	–	2	–	(2)
Trauma & Extremities	(4)	(4)	1	(1)
Other Surgical Businesses	5	15	(9)	(1)
Reconstruction	3	2	2	(1)
Knee Implants	6	4	3	(1)
Hip Implants	(1)	(1)	–	–
Advanced Wound Management	(3)	(1)	–	(2)
Advanced Wound Care	(5)	(3)	–	(2)
Advanced Wound Bioactives	(1)	–	–	(1)
Advanced Wound Devices	3	5	–	(2)
Total	1	2	–	(1)

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis and the cash cost to fund defined benefit pension schemes that are closed to future accrual are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Adjusted earnings per ordinary share (EPSA)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and the one-off impact of US tax reform. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

180 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

OTHER FINANCIAL INFORMATION continued

						Cash generated
		Operating	Profit before		Attributable	from operating	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	activities[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2017 Reported	4,765	934	879	(112)	767	1,273	87.8
Acquisition-related costs and profit on disposal	–	(10)	(10)	2	(8)	3	(0.9)
Restructuring and rationalisation costs	–	–	–	–	–	15	–
Amortisation and impairment of acquisition intangibles	–	140	140	(40)	100	–	11.4
Legal and other[7]	–	(16)	(13)	12	(1)	25	(0.1)
US tax reform	–	–	–	(32)	(32)	–	(3.7)
Capital expenditure	–	–	–	–	–	(376)	–
2017 Adjusted	4,765	1,048	996	(170)	826	940	94.5

Acquisition-related costs and cash flows: For the year to 31 December 2017 the credit relates to a remeasurement of contingent consideration for a prior year acquisition partially offset by costs associated with the acquisition of Rotation Medical, Inc.

Restructuring and rationalisation costs: There were no restructuring and rationalisation costs in the year to 31 December 2017. The restructuring and rationalisation cash flows relate to the implementation of the Group Optimisation plan that was announced in May 2014 and completed at the end of 2016.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2017 the charge relates to the amortisation of intangible assets acquired in material business combinations and an impairment charge of $10m.

Legal and other: For the year to 31 December 2017 the charge relates primarily to legal expenses for patent litigation with Arthrex, ongoing metal-on-metal hip claims and an increase of $10m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. A $54m credit has been recognised in the year to 31 December 2017 following a settlement payment received from Arthrex relating to patent litigation. For the year to 31 December 2017 $44m of cash funding to closed defined benefit pension schemes is excluded from trading cash flow following the closure of the UK scheme to future accrual in December 2016.

						Cash generated
		Operating	Profit before		Attributable	from operating	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	activities[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2016 Reported	4,669	801	1,062	(278)	784	1,035	88.1
Acquisition-related costs	–	9	(317)	120	(197)	24	(22.2)
Restructuring and rationalisation costs	–	62	62	(14)	48	62	5.4
Amortisation and impairment of acquisition intangibles	–	178	178	(59)	119	–	13.4
Legal and other	–	(30)	(20)	1	(19)	36	(2.1)
Capital expenditure	–	–	–	–	–	(392)	–
2016 Adjusted	4,669	1,020	965	(230)	735	765	82.6

Acquisition-related costs and cash flows: For the year to 31 December 2016 these costs relate to the costs associated with the integration of Blue Belt Technologies and other acquisitions. Taxation and attributable profit include the effect of the disposal of the Gynaecology business.

Restructuring and rationalisation costs: For the year to 31 December 2016 these costs primarily relate to the ongoing implementation of the Group Optimisation plan that was announced in May 2014.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2016 these charges relate to the amortisation of intangible assets acquired in material business combinations and a total impairment of $48m including $32m relating to Oasis, a product acquired with the Healthpoint acquisition in 2013.

Legal and other: For the year to 31 December 2016 the net credit of $30m primarily relates to a $44m curtailment credit on post-retirement benefits in the UK pension scheme partially offset by legal expenses incurred for patent litigation with Arthrex. Also included is a net $1m credit in respect of insurance recoveries of $24m and legal expenses of $23m, relating to the ongoing metal-on-metal hip claims.

1     Represents a reconciliation of operating profit to trading profit.

2     Represents a reconciliation of reported profit before tax to trading profit before tax.

3     Represents a reconciliation of reported tax to trading tax.

4     Represents a reconciliation of reported attributable profit to adjusted attributable profit.

5     Represents a reconciliation of cash generated from operations to trading cash flow.

6     Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).

7     From 1 January 2017, the ongoing funding of closed defined benefit pension schemes is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 181

Free Cash Flow

Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its capital allocation framework, it is defined as the net cash flow from operating activities less: capital expenditure and cash flows from interest and income taxes. A reconciliation from net cash flow from operating activities, the most comparable IFRS measure, to free cash flow is set out below:

	2017	2016	2015
	$ million	$ million	$ million
Net cash flow from operating activities	1,273	1,035	1,203
Capital expenditure	(376)	(392)	(358)
Interest received	2	3	8
Interest paid	(50)	(48)	(44)
Income taxes paid	(135)	(141)	(137)
Free cash flow	714	457	672

Return on invested capital (ROIC)

Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is defined as: Net Operating Profit less Adjusted Taxes/((Opening Net Operating Assets + Closing Net Operating Assets)/2).

	2017	2016	2015
	$ million	$ million	$ million
Operating profit	934	801
Taxation	(112)	(278)
Taxation adjustment[1]	(10)	107
Net operating profit less adjusted taxes	812	630

Total equity	4,644	3,958	3,966
Retirement benefit asset	(62)	–	(13)
Investments	(21)	(25)	(13)
Investments in associates	(118)	(112)	(115)
Cash at bank	(169)	(100)	(120)
Long term borrowings	1,423	1,564	1,434
Retirement benefit obligation	131	164	184
Bank drafts and loans	27	86	46
Net operating assets	5,855	5,535	5,369
Average net operating assets	5,695	5,452
Return on invested capital	14.3%	11.5%

1     Being the taxation on interest income, interest expense, other finance costs, share of results of associates and profit on disposal of business

182 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

OTHER FINANCIAL INFORMATION continued

CONTRACTUAL OBLIGATIONS

Contractual obligations at 31 December 2017 were as follows:

	Payments due by period
	Less than	One to	Three to	More than
	one year	three years	five years	five years
	$ million	$ million	$ million	$ million
Debt obligations	27	300	–	–
Private placement notes	36	194	443	647
Operating lease obligations	57	78	43	56
Retirement benefit obligation	25	50	25	–
Purchase obligations	164	7	–	–
Capital expenditure	26	–	–	–
Other	81	74	45	5
	416	703	556	708

Other contractual obligations represent $45m of foreign exchange contracts and $160m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

The agreed contributions for 2018 in respect of the Group’s defined benefits plans are $25m for the UK Plan.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment occurring because of a successful takeover bid. Further details are set out on page 102.

The Company does not have contracts or other arrangements which individually are essential to the business.

EXCHANGE RATES

The Group publishes its consolidated financial statements expressed in US Dollars. The following tables provide certain information concerning the exchange rates between Sterling and US Dollars based on the Bank of England rate.

Year ended 31 December	2017	2016	2015	2014	2013
Year end	1.35	1.23	1.48	1.56	1.66
Average[1]	1.30	1.35	1.53	1.65	1.56
High	1.36	1.48	1.59	1.72	1.66
Low	1.21	1.21	1.46	1.55	1.48

1     The average of the Bank of England rates in effect on the last day of each month during the relevant period.

	February 2018[1]	January 2018	December 2017	November 2017	October 2017	September 2017
High	1.42	1.43	1.35	1.35	1.33	1.36
Low	1.38	1.35	1.33	1.31	1.31	1.30

1     Up to 16 February 2018, the latest practicable date for this Annual Report.

On 16 February 2018, the latest practicable date for this Annual Report, the Bank of England rate was US$1.40 per £1.00.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 183

2016 FINANCIAL HIGHLIGHTS

COMMENTARY ON THE INCOME STATEMENT

–   Group revenue increased by $35m, 1% on a reported basis, from $4,634m in 2015 to $4,669m in 2016. The underlying increase is 2%, after adjusting for 1% attributable to the unfavourable impact of currency movements.

–   Cost of goods sold increased by $129m, 11% on a reported basis, from $1,143m in 2015 to $1,272m in 2016. The movement is primarily due to underlying trading.

–   Selling, general and administrative expenses decreased by $275m (10% on a reported basis) from $2,641m in 2015 to $2,366m in 2016. In 2016, administrative expenses included amortisation of software and other intangible assets of $61m (2015: $66m), $62m of restructuring and rationalisation expenses (2015: $65m), an amount of $178m relating to amortisation and impairment of acquired intangibles (2015: $204m), $9m of acquisition related costs (2015: $12m) and $30m net credit primarily related to a $44m curtailment credit on UK post-retirement benefits (2015: $190m charge for legal and other charges). Excluding the above items, selling, general and administrative expenses were $2,086m in 2016, a decrease of $18m from $2,104m in 2015.

–   Research and development expenditure as a percentage of revenue remained broadly consistent at 4.9% in 2016 (2015: 4.8%). Expenditure was $230m in 2016 compared to $222m in 2015. The Group continues to invest in innovative technologies and products to differentiate it from competitors.

–   Operating profit increased by $173m from $628m in 2015 to $801m in 2016. This movement in 2016 was primarily driven by the absence of costs recognised in 2015 relating to anticipated and settled metal-on-metal hip claims.

–   Net interest expense increased by $8m from a net $38m expense in 2015 to a net $46m expense in 2016. This movement is primarily due to an increase in the effective interest rate and the increase in net debt due to the acquisition of Blue Belt Technologies.

–   Other finance costs in 2016 increased by $1m and principally relates to costs associated with the Group’s retirement benefit schemes.

–   The taxation charge increased by $129m to $278m from $149m in 2015 principally due to the tax charge on the disposal of the Gynaecology business. Our reported tax rate of 26.2% (2015: 26.7%) includes the one-off benefit of a US tax settlement which is partly offset by the tax rate on the disposal of the predominantly US Gynaecology business.

COMMENTARY ON THE GROUP BALANCE SHEET

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

184 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS

FINANCIAL CALENDAR

Annual General Meeting	12 April 2018
First quarter Trading Report	3 May 2018
Payment of 2017 final dividend	9 May 2018
Half year results announced	26 July 2018[1]
Third quarter Trading Report	1 November 2018
Payment of 2018 interim dividend	November 2018
Full year results announced	February 2019[1]
Annual Report available	February/March 2019
Annual General Meeting	April 2019

1     Dividend declaration dates.

Annual General Meeting

The Company’s Annual General Meeting (AGM) will be held on Thursday, 12 April 2018 at 2pm at No.11 Cavendish Square, London W1G 0AN. Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, 15 Adam Street, London W2N 6LA, UK. Registered in England and Wales No. 324357. Tel. +44 (0)20 7401 7646 website: www.smith-nephew.com.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 185

ORDINARY SHAREHOLDERS

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the AGM should be addressed to:

Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

Tel: 0370 703 0047

Tel: +44 (0) 117 378 5450 from outside the UK

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

SMITH & NEPHEW SHARE PRICE

The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Smith & Nephew website www.smith-nephew.com and at www.londonstockexhchange.com where the live financial data is updated with a 15-minute delay.

AMERICAN DEPOSITARY SHARES (‘ADSs’) AND AMERICAN DEPOSITARY RECEIPTS (‘ADRs’)

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
E-mail: db@astfinancial.com
Website: www.adr.db.com

The Deutsche Bank Global Direct Investor Services Program is available for US residents, enabling investment directly in ADSs with reduced brokerage commissions and service costs. For further information on Global Direct contact Deutsche Bank Shareholder Services (as above) or visit www.adr.db.com.

186 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

SMITH & NEPHEW ADS PRICE

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and the Smith & Nephew website www.smith-nephew.com where the live financial data is updated with a 15-minute delay, and is quoted daily in the Wall Street Journal.

ADS PAYMENT INFORMATION

The Company hereby discloses ADS payment information for the year ended 31 December 2017 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20‑F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services are paid.

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

During 2017, a fee of one US cent per ADS was collected on the 2016 final dividend paid in May and a fee of one US cent per ADS was collected on the 2017 interim dividend paid in October. In the period 1 January 2017 to 16 February 2018, the total program payments made by Deutsche Bank Trust Company Americas were $599,992.

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

An interim dividend in respect of each fiscal year is normally declared in July or August and paid in November. A final dividend will be recommended by the Board of Directors and paid subject to approval by shareholders at the Company’s Annual General Meeting.

Future dividends of Smith & Nephew will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in ‘Special note regarding forward-looking statements’ and ‘Risk Factors’.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 187

DIVIDENDS PER SHARE

The table below sets out the dividends per ordinary share in the last five years.

	Year ended 31 December
	2017	2016	2015	2014	2013
Pence per share:
Interim	9.340	10.080	8.533	7.578	7.211
Final	16.183[1]	14.420	14.300	13.574	11.121
Total	25.523	24.500	22.833	21.152	18.332
US cents per share:
Interim	12.300	12.300	13.111	12.222	11.556
Final	22.700	18.500	19.000	20.667	18.889
Total	35.000	30.800	32.111	32.889	30.445

1    Translated at the Bank of England rate on 16 February 2018.

From 6 April 2016 dividends below £5,000 per tax year became tax free and dividends above £5,000 per tax year became subject to personal income tax at the rate of 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. A self‑assessment form will therefore be required if your dividend income exceeds £5,000 per tax year. This will apply to both cash and dividend reinvestment plan (‘DRIP’) dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free. Please note, with effect from 6 April 2018, the tax free allowance for dividend income will reduce from £5,000 to £2,000. This will impact the 2017 final dividend, which will be payable on 9 May 2018, subject to shareholder approval.

Dividends shown in the table above, prior to 6 April 2016, include the associated UK tax credit of 10%, but exclude the deduction of withholding taxes.

Since the second interim dividend for 2005, all dividends have been declared in US cents per ordinary share.

In respect of the proposed final dividend for the year ended 31 December 2017 of 22.7 US cents per ordinary share, the record date will be 6 April 2018 and the payment date will be 9 May 2018. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 20 April 2018. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 5 April 2018.

The proposed final dividend of 22.7 US cents per ordinary share, which together with the interim dividend of 12.3 US cents, makes a total for 2017 of 35.00 US cents.

188 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

SHARE PRICES

The table below sets out, for the periods indicated, the highest and lowest middle market quotations for the Company’s ordinary shares (as derived from the Daily Official List of the UK Listing Authority) and the highest and lowest sales prices of its ADSs (as reported on the New York Stock Exchange composite tape).

	Ordinary shares		ADSs
	High	Low	High	Low
	£	£	US$	US$
Year ended 31 December:
2013	8.68	6.80	71.85	52.90
2014[1]	11.93	8.57	97.27	29.39
2015	12.12	10.60	37.78	32.48
2016	13.10	10.51	35.06	27.11
2017	14.31	11.70	38.50	29.90
Quarters in the year ended 31 December:
2016:
1st Quarter	11.79	10.51	34.80	30.55
2nd Quarter	12.67	11.12	34.97	31.43
3rd Quarter	13.10	12.11	35.06	32.37
4th Quarter	12.81	10.67	32.97	27.11
2017:
1st Quarter	12.52	11.70	31.71	29.90
2nd Quarter	13.82	12.16	35.71	30.98
3rd Quarter	13.99	12.94	37.17	33.87
4th Quarter	14.31	12.79	38.50	34.62
2018:
1st Quarter (to 16 February 2018)	12.94	12.15	37.20	34.12
Last six months:
August 2017	13.97	13.16	36.40	34.99
September 2017	13.99	13.08	37.17	35.53
October 2017	14.31	13.59	38.50	36.10
November 2017	14.12	13.10	37.42	35.50
December 2017	13.24	12.79	36.13	34.62
January 2018	12.94	12.31	37.20	34.58
February 2018 (to 16 February 2018)	12.80	12.15	36.54	34.12

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

All the ordinary shares, including those held by Directors and Executive Officers, rank pari passu with each other. On 23 January 2006, the ordinary shares of 12 2/9p were redenominated as ordinary shares of US 20 cents (following approval by shareholders at the Extraordinary General Meeting in December 2005). The new US Dollar ordinary shares carry the same rights as the previous ordinary shares. The share price continues to be quoted in Sterling. In 2006, the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as deferred shares, which are not listed on any stock exchange. They have extremely limited rights and therefore effectively have no value. These shares were allotted to the Chief Executive Officer, although the Board reserves the right to transfer them to another member of the Board should it so wish.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 189

Shareholdings

As at 16 February 2018, to the knowledge of the Group, there were 14,877 registered holders of ordinary shares, of whom 96 had registered addresses in the USA and held a total of 207,045 ordinary shares (0.023% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the USA is not representative of the number of beneficial owners of ordinary shares resident in the USA.

As at 16 February 2018, 33,740,645 ADSs equivalent to 67,481,290 ordinary shares or approximately 7.7% of the total ordinary shares in issue, were outstanding and were held by 87 registered ADS holders.

Major shareholders

As far as is known to Smith & Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any Government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 16 February 2018, no persons are known to Smith & Nephew to have any interest (as defined in the Disclosure and Transparency Rules of the FCA) in 3% or more of the ordinary shares, other than as shown below. The following tables show changes over the last three years in the percentage and numbers of the issued share capital owned by shareholders holding 3% or more of ordinary shares, as notified to the Company under the Disclosure and Transparency Rules:

	As at 31 December
	16 February 2018	2017	2016	2015
	%	%	%	%
BlackRock, Inc.	5.2	5.2	5.2	5.2

	As at 31 December
	16 February 2018	2017	2016	2015
	‘000	‘000	‘000	‘000
BlackRock, Inc.	46,427	46,427	46,427	46,427

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

From 1 January 2017 to 16 February 2018, in the months listed below, the Company has purchased 2,907,586 ordinary shares at a cost of $50,112,844.04.

	Total shares	Average price	Approximate US$ value
	purchased	paid per share	of shares purchased
	000s	pence	under the plan
20-21 February 2017 (partial Q4 2016)	429	1,205.0589	$ 6,451,301
18-22 May 2017 (Q1 2017)	960	1,324.2686	$ 16,520,793
2 August 2017 (Q2 2017)	309	1,319.9881	$ 5,410,073
7-8 November 2017 (Q3 2017)	652	1,384.7434	$ 11,837,805
14-15 February 2018 (Q4 2017)	557	1,261.6308	$ 9,892,872

The shares were purchased in the open market by J.P. Morgan Securities plc and Merrill Lynch International on behalf of the Company.

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

190 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

TAXATION INFORMATION FOR SHAREHOLDERS

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the USA, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the USA (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of shareholders who directly or indirectly own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) persons whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code, known as the Medicare Contribution Tax, any alternative minimum tax consequences, any US federal tax and other than income tax or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets for tax purposes. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2017.

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

Taxation of distributions in the UK and the USA

The UK does not currently impose a withholding tax on dividends paid by a UK corporation, such as the Company.

Distributions paid by the Company will generally be taxed as foreign source dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders.

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

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 191

Inheritance and estate taxes

The HM Revenue & Customs imposes inheritance tax on capital transfers which occur on death, and in the seven years preceding death. The HM Revenue & Customs considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the USA and is not a UK national or domiciled in the UK will not be subject to UK inheritance tax in respect of ADSs and ordinary shares. A UK national who is domiciled in the USA will be subject to UK inheritance tax but will be entitled to a credit for any US federal estate tax charged in respect of ADSs and ordinary shares in computing the liability to UK inheritance tax. Special rules apply where ADSs and ordinary shares are business property of a permanent establishment of an enterprise situated in the UK.

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

US Holders who are individuals or certain specified entities may be required to report information relating to securities issued by a non-US person (or foreign accounts through which the securities are held), subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

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

A charge of stamp duty or SDRT at the rate of 1½% of the consideration (or, in some circumstances, the value of the shares concerned) will arise on a transfer or issue of ordinary shares to the depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the depositary on deposits of ordinary shares will be charged by the depositary to the party to whom ADRs are delivered against such deposits.

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

192 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

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

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company. There were no material modifications to the rights of shareholders under the Articles during 2017.

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

A Form of Proxy will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one, as above.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 193

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

Amendments

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

194 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

CROSS REFERENCE TO FORM 20‑F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20‑F.

Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	A – Selected Financial Data	176–177
	B – Capitalization and Indebtedness	n/a
	C – Reason for the Offer and Use of Proceeds	n/a
	D – Risk Factors	172–175
Item 4	Information on the Company
	A – History and Development of the Company	165–171, 184
	B – Business Overview	2–47, 121–124, 169–175, 183
	C – Organizational Structure	7, 136–137, 167–168
	D – Property, Plant and equipment	131–132, 171
Item 4A	Unresolved Staff Comments	None
Item 5	Operating and Financial Review and Prospects
	A – Operating results	6–7, 36–39, 172–175, 183
	B – Liquidity and Capital Resources	39, 140–142, 158–159
	C – Research and Development, patents and licences, etc.	3, 5, 13, 125
	D – Trend information	16–17, 38–39 , 171–175
	E – Off Balance Sheet Arrangements	171
	F – Tabular Disclosure of Contractual Obligations	182
	G – Safe Harbor	200
Item 6	Directors, Senior Management and Employees
	A – Directors and Senior Management	50–55
	B – Compensation	79–105
	C – Board Practices	50–78
	D – Employees	25–28, 126
	E – Share Ownership	91, 93, 162
Item 7	Major shareholders and Related Party Transactions
	A – Major shareholders	189
	– Host Country shareholders	189
	B – Related Party Transactions	162, 171
	C – Interests of experts and counsel	n/a
Item 8	Financial information
	A – Consolidated Statements and Other Financial Information	107–162
	– Legal Proceedings	149–150
	– Dividends	186–187
	B – Significant Changes	None
Item 9	The Offer and Listing
	A – Offer and Listing Details	188–189
	B – Plan of Distribution	n/a
	C – Markets	188
	D – Selling shareholders	n/a
	E – Dilution	n/a
	F – Expenses of the Issue	n/a

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 195

Part I		Page
Item 10	Additional Information
	A – Share capital	n/a
	B – Memorandum and Articles of Association	192–193
	C – Material Contracts	n/a
	D – Exchange Controls	189
	E – Taxation	190–191
	F – Dividends and Paying Agents	n/a
	G – Statement by Experts	n/a
	H – Documents on Display	200
	I – Subsidiary Information	167–170
Item 11	Quantitative and Qualitative Disclosure about Market Risk	143–147, 171–175
Item 12	Description of Securities Other than Equity Securities
	A – Debt securities	n/a
	B – Warrants and rights	n/a
	C – Other securities	n/a
	D – American Depositary shares	185–186
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15	Controls and Procedures	71–78
Item 16	(Reserved)	n/a
	A – Audit Committee Financial Expert	71
	B – Code of Ethics	78
	C – Principal Accountant Fees and Services	75–76, 126
	D – Exemptions from the Listing Standards for Audit Committees	n/a
	E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	157, 189
	F – Change in Registrant’s Certifying Accountant	n/a
	G – Corporate Governance	56
	H – Mine Safety Disclosure	n/a
Part III
Item 17	Financial Statements	n/a
Item 18	Financial Statements	107–162
Item 19	Exhibits	201-206

196 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.
ADR	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares evidenced by American Depositary Receipts (ADRs).
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs).
Arthroscopic Enabling Technologies

A product group which includes a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency, electromechanical and mechanical tissue resection devices, and hand instruments for removing damaged tissue.

Advanced Wound Bioactives	A product group which includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration.
Advanced Wound Care	A product group which includes products for the treatment and prevention of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds.
Advanced Wound Devices	A product group which includes traditional and single-use Negative Pressure Wound Therapy and hydrosurgery systems.
AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.
Companies Act	Companies Act 2006, as amended, of England and Wales.
Emerging Markets	Emerging Markets include Greater China, India, Brazil and Russia.
EPSA

EPSA (Adjusted earnings per ordinary share) is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability.

Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
Established Markets	Established Markets include United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.
Group or Smith & Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.
Hip Implants	A product group which includes specialist products for reconstruction of the hip joint.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.
Knee implants	A product group which includes an innovative range of products for specialised knee replacement procedures.
LSE	London Stock Exchange.
MHRA	The Medicines and Healthcare products Regulatory Agency in the UK.

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 197

Term	Meaning
Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
NHS	The UK National Health Service.
NYSE	New York Stock Exchange.
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

Other Surgical Businesses

A product group which includes robotics-assisted surgery, various products and technologies to assist in surgical treatment of the ear, nose and throat, and gynaecological instrumentation, until the Gynaecology business disposal in August 2016.

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

Parent Company	Smith & Nephew plc.
Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
SEC	US Securities and Exchange Commission.
Sports Medicine Joint Repair	The Sports Medicine Joint Repair franchise includes instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
Trading results

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis and the cash cost to fund defined benefit pension schemes that are closed to future accrual are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively.

Trauma & Extremities	A product group which includes internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
UK	United Kingdom of Great Britain and Northern Ireland.
Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
US	United States of America.
US Dollars, $ or cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.

198 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

INDEX

x
2016 Financial highlights	183	Information for shareholders	184–200
Accounting Policies	114, 119–120	Intangible assets	134–135
Accounts Presentation	199	Intellectual property	149–150
Acquisitions	15, 37, 159–161	Interest and other finance costs	126
Acquisition related costs	123, 180	Inventories	137
American Depositary Shares	185–186	Investments	136
Articles of Association	192–193	Investment in associates	136–137
Audit fees	76, 126	Key Performance Indicators	11–15, 39
Board	50–53	Leases	142, 161
Business overview	6–7, 171–175	Legal and other	123, 180
Business segment information	18–24, 121–124	Legal proceedings	149–150
Cash and borrowings	140–142	Liquidity and capital resources	39, 142
Chairman’s statement	2–3	Manufacturing and quality	29–30
Chief Executive Officer’s review	4–5	New accounting standards	119–120
Chief Financial Officer’s review	36–37	Off-balance sheet arrangements	171
Company balance sheet	163	Operating profit	125–126
Company notes to the accounts	165–170	Other finance costs	126
Contingencies	148–150, 166	Our marketplace	16–17
Contractual obligations	182	Outlook and trend information	16–17, 38–39, 171–175
Corporate Governance Statement	56	Parent Company accounts	163–170
Critical judgements and estimates	114	People/Employees	25–28
Cross Reference to Form 20‑F	194–195	Provisions	148–150
Currency fluctuations	173	Property, plant and equipment	131–132
Currency translation	120	Regulation	17, 43
Deferred taxation	129	Related party transactions	162, 171
Directors’ Remuneration Report	79–105	Research and development	28–29
Directors’ responsibility statement	107	Restructuring and rationalisation expenses	123, 180
Dividends	158, 186–187	Retirement benefit obligation	150–155
Earnings per share	3, 37, 38, 130–131	Risk factors	172–175
Employees/People	25–28	Risk report	40–49
Employees Share Trust	162	Sales and marketing	30–31
Ethics and compliance	32, 69–70	Selected financial data	176–177
Executive Officers	54–55	Share based payments	162
Factors affecting results of operations	175	Share capital	156–158 , 188–189
Financial instruments	143–147	Strategic priorities	10–15
Financial review	38–39	Sustainability	33–35
Glossary of terms	196–197	Taxation	127–129
Goodwill	133–134	Taxation information for shareholders	190–191
Group balance sheet	116	Total shareholder return	94
Group cash flow statement	117	Trade and other payables	139
Group companies	167–168	Trade and other receivables	138–139
Group history	171	Training and education	32
Group income statement	115	Treasury shares	157
Group notes to the accounts	119–162
Group overview	6–7, 171
Group statement of changes in equity	118
Group statement of comprehensive income	115
Independent auditor’s reports	108–113

SMITH & NEPHEW ANNUAL REPORT 2017	GROUP AND OTHER INFORMATION 199

IRAN NOTICE

Section 13(r) of the Exchange Act requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including transactions or dealings with Iranian government-owned entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons. The Group does not have a legal entity based in Iran, but in 2017 it exported certain medical devices to Iran, via sales by non-US entities, to a new privately owned Iranian distributor for sale in Iran. Prior to 2017, the Group had sold products via non-US entities to a privately owned distributor based in the UAE who sold products into Iran. In both cases, sales were to hospitals that we understand are owned or controlled by the Government of Iran.

The Group’s direct and indirect sales of US origin medical devices into Iran are permitted pursuant to section 560.530(a)(3)(i) of the Iranian Transactions and Sanctions Regulations, and its indirect sales of non-US origin medical devices into Iran are made in accordance with applicable law.  The Group also provides training to its distributor(s) and surgeons in Iran as necessary and ordinarily incident to the safe and effective use of the medical devices, which is also permitted by applicable law. In 2017, the Group’s gross revenues from sales to Iran were approximately $5.2m and net losses were approximately $4.0m, due in part to the transition to the new distributor. For prior years, approximate gross revenues and net profits of the Group from sales to Iran were: 2016: gross revenues $1.2m, net losses $0.4m; 2015: gross revenues $4.0m, net profits $0.8m; 2014: gross revenues $3.8m, net profits $1.1m; and 2013: gross revenues $3.5m, net profits $1.2m.

The Group is reporting the entire gross revenues and net profits for the activities described above, which figures include sales of US origin medical devices.  The Group has included sales of US origin medical devices in the total gross revenue and net profit figures above as it does not separately break out revenues and profits by country of origin. The Group intends to continue to engage in the activities described above in accordance with applicable law.

ABOUT SMITH & NEPHEW

The Smith & Nephew Group (the Group) is a global medical devices business operating in the markets for advanced surgical devices comprising orthopaedic reconstruction and trauma, sports medicine and advanced wound management, with revenue of approximately $4.8bn in 2017. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2017. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20‑F in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

Smith & Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services. The Group is structured as two geographical selling regions: US and International; with a president for each who is responsible for the commercial view of that region. Research & Development, Manufacturing, Supply Chain and Central functions are managed globally for the Group as a whole.

Smith & Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not and should not be regarded as being part of, or incorporated into, this Annual Report.

For the convenience of the reader, a Glossary of technical and financial terms used in this document is included on pages 196 – 197. The product names referred to in this document are identified by use of capital letters and TM (on first occurrence) and are trademarks owned by or licensed to members of the Group.

200 GROUP AND OTHER INFORMATION	SMITH & NEPHEW ANNUAL REPORT 2017

INFORMATION FOR SHAREHOLDERS continued

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 16 February 2018, the latest practicable date for this Annual Report, the Bank of England rate was US$1.40 per £1.00.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed under ‘Outlook’ and ‘Strategic Priorities’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements.

For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology. Specific risks faced by the Group are described under ‘Risk factors’ on pages 172–175 of this Annual Report. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

PRODUCT DATA

Product data and product share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report and some of the other information submitted by the Group to the SEC may be accessed through the SEC website.

SMITH & NEPHEW ANNUAL REPORT 2017	EXHIBITS 201

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2011 filed on March 1, 2012 (File No. 1-14978)

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

Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

202 EXHIBITS	SMITH & NEPHEW ANNUAL REPORT 2017

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(a) (iv)	Material contract: Agreement and Appendices dated 19 November 2014 by and among Smith & Nephew plc and the purchasers listed in Schedule A.	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

4	(c) (i)	Service Agreement of Olivier Bohuon	Form 20-F for the year ended December 31, 2010 filed on March 3, 2011 (File No. 1-14978)

	(ii)	Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iii)	Side Letter to the Service Agreement of Julie Brown	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No. 1-14978)

	(iv)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(v)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(vi)	Letter of Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

SMITH & NEPHEW ANNUAL REPORT 2017	EXHIBITS 203

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	C (vii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(viii)	Letter of Re-Appointment of Joseph Papa	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(ix)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(x)	Letter of Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xi)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xiii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(xiv)	Letter of Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xv)	Letter of Re-Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xvi)	Letter of Re-Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of Brian Larcombe	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xviii)	The Smith & Nephew 2001 UK Approved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

204 EXHIBITS	SMITH & NEPHEW ANNUAL REPORT 2017

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

(xix)	The Smith & Nephew 2001 UK Unapproved Share Option Plan	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

(xx)	The Smith & Nephew 2001 US Share Plan	Registration Statement on Form S-8 No. 333-13694 filed on July 9, 2001 (File No. 1-14978)

(xxi)	The Smith & Nephew Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxii)	The Smith & Nephew International Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2004 filed on March 16, 2005 (File No. 1-14978)

(xxiii)	The Smith & Nephew Italian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxiv)	The Smith & Nephew Dutch Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed in April 25, 2003 (File No. 1-14978)

(xxv)	The Smith & Nephew Belgian Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxvi)	The Smith & Nephew French Sharesave Plan (2002)	Form 20-F for the year ended December 31, 2002 filed on April 25, 2003 (File No. 1-14978)

(xxvii)	Smith & Nephew Irish Employee Share Option Scheme	Form 20-F for the year ended December 31, 2003 filed on March 26, 2004 (File No. 1-14978)

(xxviii)	Smith & Nephew 2004 Executive Share Option Scheme	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

(xxix)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

(xxx)	Smith & Nephew 2004 Co-investment Plan	Registration statement on Form S-8 No. 333-122801 filed on February 14, 2005 (File No. 1-14978)

(xxxi)	Smith & Nephew U.S. Employee Stock Purchase Plan	Registration statement on Form S-8 No. 333-12052 filed on May 30, 2000 (File No. 1-14978)

(xxxii)	Smith & Nephew Long Service Award Scheme	Registration Statement on Form S-8 No. 33-39814 filed on April 5, 1991 (File No. 1-14978)

(xxxiii)	Smith & Nephew 2004 Performance Share Plan	Registration statement on Form S-8 No. 333-155172 filed on November 7, 2008 (File No. 1-14978)

SMITH & NEPHEW ANNUAL REPORT 2017	EXHIBITS 205

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	c (xxxiv)	Smith & Nephew 2001 US Share Plan	Registration statement on Form S-8 No. 333-155173 filed on November 7, 2008 (File No. 1-14978)

	(xxxv)	Smith & Nephew plc Deferred Bonus Plan	Registration statement on Form S-8 No. 333-158239 filed on March 27, 2009 (File No. 1-14978)

	(xxxvi)	Smith & Nephew plc Global Share Plan 2010	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xxxvii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xxxviii)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xxxix)	Service Agreement of Graham Baker	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xl)	Letter of Appointment of Robin Freestone as Audit Committee Chairman	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xli)	Letter of Appointment of Ian Barlow as Senior Independent Director	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xlii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xliii)	Letter of Appointment of Marc Owen		X

	(xliv)	Letter of Appointment of Angie Risley		X

	(xlv)	Letter of Appointment of Roland Diggelmann		X

	(xlvi)	Letter of Re-Appointment of Vinita Bali		X

	(xlvii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley		X

	(xlviii)	Letter of Re-Appointment of Erik Engstrom		X

206 EXHIBITS	SMITH & NEPHEW ANNUAL REPORT 2017

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

8		Principal Subsidiaries		X

12	(a)	Certification of Olivier Bohuon, filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Graham Baker filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Olivier Bohuon and Graham Baker furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

101.INS*		XBRL Instance Document

101.SCH*		XBRL Taxonomy Extension Schema Document

101.CAL*		XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*		XBRL Taxonomy Extension Label Linkbase Document

101.PRE*		XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*		XBRL Taxonomy Extension Definition Linkbase Document

SMITH & NEPHEW ANNUAL REPORT 2017	SIGNATURE 207

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

London, England
March 5, 2018