Form 20-F
period 2019-12-31
SMITH & NEPHEW PLC
filed 2020-03-02
CIK 845982

UNITED STATES

SECURITIES AND EX CHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

INFORMATION FOR SHAREHOLDERS (Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14978

Smith & Nephew plc

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name on each exchange on which registered
American Depositary Shares Ordinary Shares of 20¢ each	SNN	New York Stock Exchange New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 885,207,373 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☒    No  ◻

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
◻ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ◻     Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ◻     No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ◻     No  ◻

Strategy

Contents

Purpose

Life Unlimited captures the essence of our purpose to improve the health issues that hinder people from living their lives to the fullest. We design and make technology that takes the limits off living, and we help healthcare professionals achieve the same goal. Together we improve life, while also improving performance.

Strategic report
At a glance	2
Chair’s statement	4
Chief Executive Officer’s review	6
Review of strategy	8
Our growing markets	14
Our business model	16
Our franchises	18
Our resources	24
Sustainability	32
Chief Financial Officer’s review	36
Financial review	38
Risk report	40

Governance in action
Letter from the Chair	52
Board leadership and purpose	54
Nomination & Governance Committee report	69
Audit Committee report	72
Compliance & Culture Committee report	80
Directors’ Remuneration report	86

Accounts
Statement of Directors’ responsibilities	122
Report of Independent Registered Public Accounting Firm	123
Critical judgements and estimates	130
Group income statement	131
Group statement of comprehensive income	131
Group balance sheet	132
Group cash flow statement	133
Group statement of changes in equity	134
Notes to the Group accounts	135
Company financial statements	185
Notes to the Company accounts	187

Other information
Group information	193
Other information	198	» People + Culture page 24
Shareholder information	205

Strategy

+Performance

Group revenue KPI $5,138m		Earnings per share (EPS) 68.6¢ -10%	Adjusted Earnings per share[1] (EPSA) 102.2¢ +1%
Reported +4.8%	Underlying[1] +4.4%
Dividend per share KPI 37.5¢ +4%		Operating profit $815m -6%	Trading profit[1] $1,169m +4%
Return on invested KPI capital[1] (ROIC) 10.5% -200bps		Operating profit margin 15.9% -170bps	Trading profit margin[1] KPI 22.8% -10bps
R&D expenditure $292m +19%		Cash generated from operations $1,370m +24%	Trading cash flow[1] $970m +2%

» Full financial highlights + trend page 36

1These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

Smith+Nephew Annual Report 2019	1

Strategy
Strategy

At a glance

We are a leading portfolio medical technology company

Who we are

Our purpose Life Unlimited. Smith+Nephew exists to restore people’s bodies, and their self-belief. » Page 16	Our culture Our cultural pillars guide our behaviours and build winning spirit: » Care » Collaboration » Courage » page 24	Our strategy Five strategic imperitives form our value creation plan for the medium term. » page 8	1 Achieve the full potential of our portfolio 2 Transform the business through enabling technologies 3 Expand in high- growth segments 4 Strengthen talent and capabilities 5 Become the best owner

17,500+ employees supporting customers in over 100 countries, supporting healthcare professionals for more than 160 years	Group revenue $5,138m
	Revenue by franchise We operate through three global franchises (see pages 18–23).	Revenue by geography We serve customers in established and emerging markets.

2	Smith+Nephew Annual Report 2019

Strategy

We serve our customers through the global franchises

Orthopaedics

Orthopaedics includes an innovative range of Hip and Knee Implants used to replace diseased, damaged or worn joints, robotics-assisted enabling technologies that empower surgeons, and Trauma products used to stabilise severe fractures and correct bone deformities.

Sports Medicine & ENT

Our Sports Medicine & ENT (Ear, Nose and Throat) businesses offer advanced products and instruments used to repair or remove soft tissue. They operate in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Advanced Wound
Management

Our Advanced Wound Management portfolio provides a comprehensive set of products to meet broad and complex clinical needs, to help healthcare professionals get CLOSER TO ZERO human and economic consequences of wounds.

» pages 18-19	» pages 20-21	» pages 22-23

Innovation

Smith+Nephew delivers innovation that aims to improve quality of life. New products and business models empower healthcare professionals with options to improve patient outcomes. We develop technology through our global R&D programme, and additionally acquire exciting products where we can add value through technical or commercial acumen.

	Manufacturing & quality Smith+Nephew takes great pride in its manufacturing expertise and maintains focus on delivering products that are safe and effective for patients.	19% more invested in R&D in 2019

Smith+Nephew Annual Report 2019	3

Strategy
Strategy

Chair’s statement

Dear Shareholder

In 2019 Smith+Nephew delivered an improved revenue performance whilst embedding an authentic culture and undergoing a leadership change. The Board is pleased with the progress made, and encouraged by the opportunities ahead.

Chief Executive Officer

In October 2019 we announced the appointment of Roland Diggelmann as the Company’s new CEO, effective 1 November 2019. Roland replaced Namal Nawana who left by mutual agreement.

Roland joined Smith+Nephew’s Board as a Non-Executive Director in March 2018. The immediate availability of such a high quality individual, who had recently stood down from his previous executive role as CEO of Roche Diagnostics, enabled a rapid and seamless transition.

Roland is committed to Smith+Nephew’s strategy, purpose and culture pillars, which he fully endorsed as a Non-Executive Director. In his first few months as CEO he has brought both continuity and further improved performance, whilst also delivering on the Company’s strategic imperatives. The Board has welcomed his open and collaborative style and the strong leadership tone he sets, listening to employees and encouraging them to take responsibility and deliver our commitments.

I would also like to say thank you to Namal, who initiated much needed change to the Company during his time as CEO and put Smith+Nephew on an improved growth trajectory.

4	Smith+Nephew Annual Report 2019

Strategy

Culture

In-line with corporate governance best practice, the Board has heightened its focus on Smith+Nephew’s new ‘Life Unlimited’ purpose, culture pillars and wider stakeholders. We closely monitor the executive team’s work to embed the new culture, visiting sites and meeting and talking directly to employees as well as reviewing the results of employee engagement surveys. This work is led by our Compliance & Culture Committee.

Performance

The Board is acutely aware that financial performance is still the principal metric that determines if a company is delivering shareholder value.

In 2019 Smith+Nephew delivered significantly improved revenue growth over the prior year. At the same time, we continued to invest in the business, and completed and integrated a number of acquisitions. The Board endorses the management team’s stated ambition to sustain positive momentum in 2020 whilst continuing to invest for the medium-term.

The Board is pleased to recommend a Final Dividend of 23.1¢ per share. This, together with an Interim Dividend of 14.4¢ per share, will give a total distribution of 37.5¢ per share for 2019, representing year-on-year growth of 4% in the declared full year dividend. This equates to 28.94p per share. In addition to these distributions, shareholders benefitted from a 28.3% increase in the share price over the course of 2019.

Remuneration

We set out our new Remuneration Policy on page 86 of this Annual Report, and will present this for shareholder approval at the Annual General Meeting in April 2020.

The policy is designed to increase strategic alignment to drive top-line profitable and sustained growth, to simplify our remuneration framework and to make it more aspirational to incentivise and drive outstanding performance.

Angie Risley, the Chair of our Remuneration Committee, conducted an extensive shareholder engagement programme, meeting nearly half of our shareholders by value. We are very grateful to all of you who took the time to meet with her and comment on our proposals. We have made some changes reflecting the comments she received and look forward to your support.

Board changes

During 2019 Ian Barlow and Michael Friedman retired from the Board. Ian served as our Senior Independent Director and previously as Chair of the Audit Committee. Michael chaired our Compliance & Culture Committee. I thank them both for their leadership and service. Robin Freestone has succeeded Ian and Marc Owen has succeeded Michael.

2019 was a year of good progress and we enter the new decade as a strong and ambitious Company with a clear and unifying purpose. None of this would be possible without the dedication of our employees and the engagement of our shareholders. On behalf of the Board, I thank both groups for their continued support during what we believe is going to be an exciting new phase for Smith+Nephew.

Yours sincerely,

Roberto Quarta

Chair

Our culture pillars: » Care » Collaboration » Courage » Our people page 24 » Financial review page 36	“In-line with corporate governance best practice, the Board has heightened its focus on Smith+Nephew’s new ‘Life Unlimited’ purpose, culture pillars and wider stakeholders.” Roberto Quarta Chair

Smith+Nephew Annual Report 2019	5

Strategy
Strategy

Chief Executive Officer’s review

Dear Shareholder

I was delighted to be appointed Chief Executive Officer of Smith+Nephew in November, succeeding Namal Nawana. The Company was already well known to me as I was a Non-Executive Director, but since taking on my new role it has become even clearer that this is a great Company with exciting prospects.

People are the backbone of our businesses. I have visited many of our sites around the world and been impressed with the calibre of our employees and their commitment to our business and customers. Their pride in the work we do, the difference we make, and our purpose of Life Unlimited is clear to see. Our culture pillars of Care, Collaboration and Courage are things I believe in strongly, particularly as they relate to valuing diversity and being inclusive. Our new brand identity, evident in this Annual Report, is an outward expression of our renewed purpose and vitality.

As a Non-Executive Director I fully endorsed our strategy and the move to a franchise operating model, changes put in place by Namal. Their impact was important in delivering the improved performance in 2019, they stand us in good stead for 2020 and beyond, and we intend to build on them.

6	Smith+Nephew Annual Report 2019

Strategy

Positive 2019 performance

The Group delivered good growth in 2019, with revenue up 4.8% on a reported basis and 4.4% on an underlying basis. Highlights included the double-digit growth from Sports Medicine Joint Repair and China. I was equally pleased with our progress turning around franchises that have underperformed in the past, such as Arthroscopic Enabling Technologies.

We built momentum across the year, and at the same time were able to continue to invest behind our commercial teams and acquisitions to support sustained success over the medium-term. We launched a number of important new products, and brought new technologies and expertise into the business through acquisitions. You will find more detail on all these areas in this report.

The operating profit margin of 15.9% reflects restructuring and acquisition costs. The trading profit margin of 22.8% reflects savings realised under the Accelerating Performance and Execution (APEX) programme offset by re-investment in the business, including more in R&D, and dilution from acquisitions.

2020 priorities

2019 showed that we are on the right path. In 2020 our emphasis is on sustaining the positive momentum.

Our first priority remains commercial execution. All of our franchises are expected to build on 2019, with additional benefits coming from cross franchise opportunities such as the growing ambulatory surgery segment in the US, our strength in the Emerging Markets, and bringing greater rigour to product launches and portfolio management.

Second, we are renewing our commitment to innovation and to bringing the best technology to customers. This means taking our R&D programmes up a level. There are a number of important launches planned for the year, including a new robotics platform. We will also continue to bring new technologies in through acquisitions, such as Tusker Medical, which completed in January 2020 and which gives us a unique technology in the ENT segment, an important area of opportunity for us. We plan to invest more in R&D, both to accelerate the cadence of launches, and to position us at the forefront of converging surgical technologies in areas such as digital health and regenerative medicine.

Third, we see opportunities to drive excellence across our operational backbone. These include operating an optimal facility footprint, driving lean manufacturing methods across our network, identifying opportunities within our supply chain to deliver world-class service levels, and building an ever-more efficient support infrastructure.

We also believe that we can be more responsive to the challenges facing society in areas where we can make a meaningful difference, and have updated our Sustainability Strategy for 2020 and beyond.

Enhancing stakeholder value

2019 has been one of the most successful years in Smith+Nephew’s history and I congratulate and thank our employees for this. However, I have been clear that it is only the start of our transformation. I want us to consistently deliver to high standards, becoming one of the most innovative and fastest growing companies in our medical technology space.

Achieving this requires us to be more agile so that we can move faster and become easier to do business with from our customers’ perspective. In this way we will enhance our value to all our stakeholders over the medium-term and help transform the quality of life for more patients.

Yours sincerely,

Roland Diggelmann

Chief Executive Officer

“2019 has been one of the most successful years in Smith+Nephew’s history and I congratulate and thank our employees for this.” Roland Diggelmann Chief Executive Officer

Smith+Nephew Annual Report 2019	7

Strategy
Strategy

Review of strategy

Our strategic imperatives

Five strategic imperatives form the basis of our value creation plan for the medium-term. They are designed to help us grow together; not just as a Company, but as a global team, and to do so in an efficient and effective way.

Grow	+	Together	+	Effectively
1	Achieve the full potential of our portfolio	4	Strengthen talent and capabilities	5	Become the best owner
2	Transform the business through enabling technologies
3	Expand in high-growth segments

8	Smith+Nephew Annual Report 2019

Strategy

1

Achieve the full potential
of our portfolio

This strategic imperative is focused on improving execution to accelerate organic performance. In 2019 we delivered reported revenue growth of 4.8%, a significant improvement over the previous year (2018: 3%).

“Our strong Emerging Markets performance is built upon a deep understanding of our customers and markets developed over many years of service.” Myra Eskes President of Asia Pacific

At the start of 2019 we introduced a new commercial model organised around three global franchises. This new model provides greater insight into customers’ needs, and allows us to bring the full resources of our franchises to meet these.

We performed strongly in a number of our higher growth segments in 2019. Sports Medicine & ENT was up 7.0% in 2019, led by a stand out performance from Sports Medicine Joint Repair which delivered double-digit growth in every quarter.

Our Emerging Markets business delivered 16.1% revenue growth, and now accounts for 19% of Group revenue.

Our R&D team benefitted from greater investment, and launched multiple new platforms and products (see page 28), supporting improved performance at a franchise level, such as in Arthroscopic Enabling Technologies (see page 20). This, coupled with a renewed focus on driving excellence across Quality and Regulatory Affairs, is allowing us to bring new products to market faster across the globe.

Our second largest market

China grew strongly in 2019, up 24% on a reported basis and 30% on an underlying basis, and is now our second largest market behind the US.

Reported revenue growth 4.8%

	2019	$5,138m

	2018	$4,904m

	2017	$4,765m

Smith+Nephew Annual Report 2019	9

Strategy
Strategy

Review of strategy continued
2	Transform the business through enabling technologies This strategic imperative focuses on acquiring and developing leading enabling technologies to transform procedures.

Smith+Nephew is developing a unique approach to create enabling platforms that are both multi-procedural and multi-franchise.

In 2019 we announced our strategy to bring together advanced technologies in robotics, digital surgery, and machine learning as well as augmented reality to empower surgeons to improve clinical outcomes.

Important steps during the year included the purchase of the Brainlab Orthopaedic Joint Reconstruction business, which will enable us to bring hip navigation to our robotics customers. The two companies are also undertaking an R&D partnership. We launched a new version of our robotics-assisted NAVIO system, NAVIO◊ 7.0, to improve efficiency. And we announced a new robotics R&D centre in Pittsburgh, US, which will open in the first half of 2020.

Other areas of focus include orthobiologics, where we recognise the synergy with devices and surgical procedures, forming a Biologics and Regenerative Medicine R&D team in 2019 dedicated to development of innovative orthobiologic products.

Reduced the number of steps by

40%

NAVIO 7.0 incorporates improvements that reduce the number of surgical workflow steps by over 40%.

“The potential of computer assisted surgery with robotics is to provide faster, more accurate, reproducible results that enable surgeons to restore quality of life to more patients.”

Skip Kiil

President of Orthopaedics

10	Smith+Nephew Annual Report 2019

Strategy

3	Expand in high- growth segments This strategic imperative focuses on accelerating portfolio growth, strengthening our established leadership positions, and driving meaningful synergies.

In 2019 we acquired a number of valuable technologies that strengthen our portfolio today, and boost our R&D expertise and programmes.

Our largest acquisition was Osiris Therapeutics, Inc. (Osiris) for $660 million, which completed in April.

Osiris is a fast-growing company delivering regenerative medicine products, including skin, bone-graft and articular cartilage substitutes. The Osiris portfolio has improved the overall growth outlook for Advanced Wound Bioactives.

Other acquisitions included Ceterix Orthopaedics, Inc., enhancing our leading position in meniscal repair (see page 20), and the LEAF◊ Patient Monitoring System, supporting our pressure injury prevention strategy (page 23). The Brainlab Orthopaedic Joint Reconstruction business (OJR) and Atracsys fusionTrack 500 optical tracking camera acquisitions brought core enabling technologies that we are integrating into our next generation robotics-assisted surgical platform.

We are also investing in developing a turnkey service to support healthcare providers seeking to move orthopaedic cases into ambulatory surgery centers (ASCs) and other outpatient settings. Smith+Nephew is well positioned to assist healthcare providers make the transition as our Sports Medicine franchise has been supporting ASC-based procedures since these centers first appeared and we are a leader in orthopaedic implants and enabling technologies, including robotics. The LENS 4K Surgical Imaging System, a new surgical video platform launched in 2019, is designed for use in ASC and multi-surgery settings.

“Our M&A strategy is to pursue growth enhancing acquisitions, both in the segments we already operate in, and in adjacent segments where there is attractive growth and a good strategic fit.”

Phil Cowdy

Chief Business Development and Corporate Affairs Officer

Smith+Nephew Annual Report 2019	11

Strategy
Strategy

Review of strategy continued
4	Strengthen talent and capabilities This strategic imperative focuses on developing a winning culture to improve retention and attract talent.

In late 2018 we introduced a new corporate purpose ‘Life Unlimited’ and new culture pillars of Care, Collaboration and Courage. These define who we are as a Company and as employees, and create an environment that sets us up for collective success. A new visual brand identity, launched in 2019, both emphasised and underpinned these changes.

In 2019 we introduced ‘Winning Behaviours’, a new behavioural competency framework directly linked to the culture pillars to help employees understand how they can demonstrate our culture on a daily basis.

We strive to create a working environment that is inclusive and welcomes diversity. New initiatives in 2019 included delivering inclusion training to our top 100 leaders and embedding inclusion in all our leadership development programmes.

A strong and consistent culture engages and motivates employees. 2019 was the first year that we used the Gallup Global Engagement Survey to measure progress, and we were pleased that 84% of employees participated. More details of our people and culture programmes can be found on page 24.

45% of attendees to our Elevate women leadership programme achieved a promotion or changed role in 2019.

“Our culture pillars are grounded in the service of patients and practitioners and guide employees to work together and encourage continuous learning and improvement.”

Elga Lohler

Chief Human Resources Officer

Life Unlimited Underpinned by our culture pillars:
Care A culture of empathy and understanding for each other, our customers and patients.	Collaboration A culture of teamwork, based on mutual trust and respect.	Courage A culture of continuous learning, innovation and accountability.

12	Smith+Nephew Annual Report 2019

Strategy

5	Become the best owner This strategic imperative focuses on driving operational transformation through improved agility, and organisation simplification to deliver profitable growth.

Operating profit margin

15.9%

-170 bps

Trading profit margin

22.8%

-10 bps

“We are striving to transform and simplify the organisation, while maintaining our commitments to act ethically and deliver products that are safe and effective for patients.”

Melissa Guerdan

Chief Quality and
Regulatory Affairs Officer

Smith+Nephew strives to deliver products of the highest quality at the right cost whilst maintaining high standards in ethics and compliance. We consistently seek to improve our performance in these areas.

Our Accelerating Performance and Execution (APEX) programme, initiated at the end of 2017, is nearing its conclusion and is now expected to deliver annualised benefits of $190 million, $30 million more than originally expected, for a one-off cost of $290 million, $50 million more than originally planned.

In 2019 APEX both helped offset the price erosion that is a natural part of our business, and contributed to our trading profit margin of 22.8%. The 2019 operating profit margin includes APEX and acquisition costs.

Cash generated from operations was $1,370 million and trading cash flow was $970 million with a good 83% trading profit to cash conversion ratio.

In 2020 we expect to sustain the improved performance achieved in 2019, an important step in realising our medium-term ambition to consistently outgrow our markets.

In 2019 we updated our Code of Conduct and Business Principles, which governs the way we operate, and all employees received training on this (see page 26).

Our Quality and Regulatory Affairs function continued to focus on improving overall Company compliance while supporting our growth objectives by delivering multiple new product approvals as well as registering hundreds of existing products in new markets (see page 31).

We are proud of our manufacturing expertise.

Smith+Nephew Annual Report 2019	13

Strategy
Strategy

Our growing markets

Smith+Nephew competes in large and attractive markets

The medical device and supplies segment of the global healthcare industry is worth more than $400 billion per annum. Within this, Smith+Nephew’s product segments are worth around $38 billion, growing at approximately 4% annually.

This growing demand is driven by lifestyle related health conditions, such as diabetes and obesity, becoming ever more prevalent, as well as improvements to life expectancy meaning that there are increasingly more patients in the world. In the emerging markets, these factors are compounded by economic development driving demand, particularly in China and India.

At the same time, governments around the world are trying to reduce the cost of healthcare, especially in hospitals, resulting in a constant downward pressure on pricing. Medical device companies are under pressure to continue to innovate, and also to provide evidence supporting both the clinical and economic benefits of products.

Clinical innovations, financial incentives and patient preferences are also prompting hospitals and health systems to move certain inpatient procedures to outpatient settings. In 2020, nearly 60 percent of US outpatient surgeries will take place in an ambulatory care setting, an increase of 46 percent since 2005.1

The US is expected to continue to lead the medical device industry reaching US$300 billion in annual sales by 2030.2 By this stage, China and India, who are both growing at twice the overall market rate, are expected to be in the top five markets, with over US$200 billion and US$40 billion of sales respectively.2 By 2040, there could be as many as 110 million diabetics in China, and nearly 70 million in India.3 The emerging middle class will also demand more choice over healthcare and have greater expectations of quality of life.

A highly regulated industry

The medical device sector is one of the world’s most heavily regulated industries.

Strict business principles govern the way industry interacts with healthcare professionals and government officials globally, including the AdvaMed Code of Ethics and the MedTech Europe Code of Ethical Business Practice.

Anti-bribery and corruption legislation, including the UK Bribery Act and the US Foreign Corrupt Practices Act, also apply to Smith+Nephew’s global business. There is also a strong focus on compliance and cost control in emerging markets, especially in China. For more information on our approach to compliance see page 26.

National regulatory authorities govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the products to ensure they are safe and perform as intended.

The majority of countries require products to be authorised or registered prior to entering the market, and such authorisation or registration needs to be subsequently maintained. For example, the US Food and Drug Administration (FDA) continues to conduct increasingly rigorous reviews of technical documentation on the safety and the performance of medical devices for approval. Moreover, the European Union Medical Device Regulations (MDR) came into force in May 2017 with full implementation across Europe from May 2020, imposing tougher requirements of market entry and post-market surveillance of medical devices.

Smith+Nephew’s major regulatory authorities include the US FDA, the Medicines and Healthcare products Regulatory Agency (MHRA) in the UK, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration (NMPA) in China, and the Australian Therapeutic Goods Administration (TGA).

Inspections and audits by these authorities continue to increase year-on-year and involve significant and continued financial and resource investment by Smith+Nephew to respond appropriately.

14	Smith+Nephew Annual Report 2019

Strategy

Geo-political factors

On 31 January 2020, the UK left the European Union (EU), a process known as ‘Brexit’. The UK and EU have entered a transition period which is due to run until 31 December 2020, during which the trading arrangements relating to areas such as tariffs and regulation remain largely the same for the medical technology industry as before the UK’s exit.

During 2020, the UK government and the EU intend to negotiate the future relationship between them. If a new arrangement is agreed, it is expected to take affect at the end of the transition period. Smith+Nephew’s preparations for the UK exiting the EU include transferring certain product registrations from BSI UK to BSI Netherlands and building safety stock. We continue to closely follow the negotiations and have the ability, if required, to make adjustments in our supply chain to protect the Group from the impact of new arrangements after 31 December 2020.

In early 2020, the US and China reached a phase one trade agreement, which alleviates some risk of additional tariffs on exports between the two countries. However, the additional tariffs on some medical devices being exported between the two countries remain in place while both governments begin a second round of negotiations.

In the US, the Medical Device Excise Tax, which had been deferred from 2016 to 2019, was permanently repealed effective 1 January 2020.

The importance of seasonality

There tends to be a higher volume of orthopaedic and sports medicine procedures during the winter months when accidents and sports-related injuries are more frequent. Elective procedures tend to slow down in the summer months due to holidays. Advanced Wound Management is less impacted by seasonality due to the nature of the products.

At Smith+Nephew, the majority of our business is in the northern hemisphere, including approximately 50% in the US and 20% in Europe. In the US, out-of-pocket costs for health insurance plans are tied to medical expenses in a calendar year. As a result, households that have reached their annual deductible amount and/or annual out-of-pocket cap before year’s end will find it to be cost-effective to schedule necessary procedures later in that year rather than delaying into the next year.

References

1	Becker’s ASC Review: 4 trends driving change in healthcare.
2	KPMG: Medical devices 2030: Making a power play to avoid the commodity trap.
3	TranslateMedia: How China and India are disrupting the global healthcare sector.

Competition

Smith+Nephew’s three global franchises have several major competitors which differ with respect to product focus, geographic reach and scale. For example, our main surgical competitors are larger in scale and tend to be more exposed to the US, whereas the majority of our key wound competitors are not US-centric.

In our Orthopaedic franchise we are one of four leading players, competing against US-based companies Stryker, Zimmer Biomet and DePuy Synthes (a Johnson & Johnson company). In Sports Medicine, Smith+Nephew holds a leading position behind Arthrex (US), and also competes against Stryker and DePuy Synthes.

We are the second largest global Advanced Wound Management business. In the Advanced Wound Care sub-segment we compete with Mölnlycke (Sweden) and ConvaTec (UK). In Advanced Wound Devices, we are the primary challenger to Negative Pressure Wound Therapy incumbent Acelity (US), which was acquired by 3M in 2019. In our Advanced Wound Bioactives franchise, we have leadership positions in our respective categories.

Market size[1]
Orthopaedics						Sports Medicine[2]			Advanced Wound Management
Hip and Knee Implants			Trauma and Extremities
$14.8bn			$6.2bn			$5.3bn			$9.4bn
+3%			+4%			+5%			+4%

A	Smith+Nephew	12%	A	Smith+Nephew	8%	A	Smith+Nephew	26%	A	Smith+Nephew	14%
B	Zimmer Biomet	32%	B	DePuy Synthes[3]	42%	B	Arthrex	33%	B	3M4	19%
C	Stryker	22%	C	Stryker	27%	C	Stryker	11%	C	Mölnlycke	9%
D	DePuy Synthes[3]	19%	D	Zimmer Biomet	11%	D	DePuy Synthes[3]	13%	D	ConvaTec	7%
E	Others	15%	E	Others	12%	E	Others	17%	E	Others	51%
1	Data used in 2019 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes.
2	Representing repair products and arthroscopic enabling technologies, and excluding ENT.
3	A division of Johnson & Johnson.
4	3M acquired Acelity in 2019.

Smith+Nephew Annual Report 2019	15

Strategy
Strategy

Our business model

Value creation is driven by our purpose,
culture pillars and strategic imperatives

Our resources	» Creating value through

Our people & culture

Attracting, developing and retaining the best employees is important. We strive to build a purpose-driven culture based on strong and authentic values.

Ethics & compliance

Committed to doing business the right way, compliance is embedded in the way we work.

Sales & marketing

Supporting customers through highly specialised sales teams with in-depth technical product knowledge that surgeons and nurses value greatly.

Manufacturing & quality

Operating global manufacturing efficiently and to high standards to ensure quality and competitiveness.

Medical education

Supporting the safe and effective use of our products through medical education.

Research & development

Innovation is part of our culture and we are increasing the amount we invest in new products.

Sustainability

We focus on three aspects of sustainability; economic prosperity, social responsibility and environmental stewardship.

» See page 24 for our resources

Purpose-driven culture

Having a clear purpose gives employees a sense of belief and determination. This supports a strong culture which improves performance across the business both in terms of financial and non-financial value.

» See page 24 to read about our purpose at work in the business

Strong product portfolio

We have market-leading technology across our broad range of products. We deploy our capital to drive continued innovation from our R&D programmes and invest in product and technology acquisitions which improve outcomes and widen access to life-changing care.

» See pages 18-23 to read more about our products at work.

Life Unlimited

Strategic imperatives

Our five strategic imperatives are fundamental to how we focus the resources of the business to maximise commercial impact in our markets. They form the basis of our value creation plan for the medium term.

» See page 8 to read about our strategy in action and how it creates value

Customer centricity

Serving our customers is at the heart of our business model. We have a global franchise model led by management who are specialists in their areas. This keeps us close to our customers, ensuring we can anticipate and meet their needs.

» See pages 18-23 to read more about the performance across our franchise areas

16	Smith+Nephew Annual Report 2019

Strategy

» Value delivered in 2019

Revenue	Operating profit	Trading profit[1]	Efficiency savings
$5,138m	$815m	$1,169m	$80m
Dividend	Jobs	Practitioner training instances	Philanthropic donations
$318m	17,637	110,000+	$13m

» See page 36 for our financial review

Shareholders

In 2019 we were pleased to deliver a 4% increase in dividend, in-line with our progressive policy. Shareholders also benefitted from a 28.3% increase in share price over the year.

Patients

Our products are used in more than 100 countries to improve the quality of life of patients. We strive to widen access to such technology, with 19% of revenue now coming from the Emerging Markets.

Customers

We continue to bring new, innovative products to customers, and support these with clinical evidence, as well as delivering professional development training to healthcare professionals around the world.

Employees

In 2019 we improved our employee engagement and promoted diversity and inclusion.

Communities

We aim to work in a sustainable, ethical and responsible manner, supporting local charities, and reducing our environmental footprint.

» See page 24 for our resources

1	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

Smith+Nephew Annual Report 2019	17

Strategy
Strategy

Our franchises

Orthopaedics

Enhancing quality of life

Smith+Nephew’s Orthopaedics franchise includes an innovative range of Hip and Knee Implants used to replace diseased, damaged or worn joints, robotics-assisted enabling technologies that empower surgeons, and Trauma products used to stabilise fractures and correct bone deformities.

Performance

		2019	2018
Franchise revenue		$2,222m	$2,168m
Franchise profit		$666m	N/A

	2019 Revenue	2019 Reported growth	2019 Underlying growth*
Knee Implants	$1,042m	2.5%	4.4%
Hip Implants	$613m	0.0%	2.1%
Other Recon	$79m	27.9%	12.6%
Trauma	$488m	2.4%	4.3%

Knee Implants

Smith+Nephew’s specialised knee replacement systems include leading products for total, partial and patellofemoral joint resurfacing procedures.

The JOURNEY◊ II Total Knee Arthroplasty system is demonstrated to replicate normal knee positions, shapes, and motions.1–3 The LEGION◊/GENESIS◊ II Total Knee System is a comprehensive system which includes the LEGION Revision Knee System, designed to offer surgeons improved options to deal with the complexities associated with revision knee arthroplasty. Both of these systems feature VERILAST◊ Technology, our advanced hard-wearing bearing surface of OXINIUM◊ Oxidized Zirconium with highly cross-linked polyethylene.

Hip Implants

Smith+Nephew’s range of specialised products for reconstruction of the hip joint include the ANTHOLOGY◊ Hip System, SYNERGY◊ Hip System and the POLAR3◊ Total Hip Solution. In Q4 2019 we announced OR3O◊, our new Advanced Dual Mobility system. All these systems feature VERILAST.

The diversity of our portfolio exemplifies our commitment to providing surgeons with implant and instrumentation options that meet the specific demands of their patients and preferred surgical approach. We also market the BIRMINGHAM HIP◊ Resurfacing (BHR) System, an important option for surgeons treating suitable patients.

Smith+Nephew’s portfolio includes the REDAPT◊ Revision Hip System. The REDAPT Fully Porous and Modular Acetabular Cups with CONCELOC◊ Technology is designed to allow ingrowth through an additive, or 3D printing, manufacturing process which produces a porous implant designed to mimic the structure of cancellous bone.

Other Reconstruction

The NAVIO◊ Surgical System utilises real-time imaging (without the need for a pre-operative CT scan), hand-held robotics and a portable cart. NAVIO offers both partial and total knee options that include the first and only robotics-assisted bi-cruciate retaining knee procedure commercially available.

We enhanced our offering in 2019 with the acquisition of Brainlab’s Orthopaedic Joint Reconstruction business. The transaction included the Brainlab hip software, and we expect to introduce a new hip application in early 2020. For more details on our digital surgical robotics ecosystem see page 10.

This franchise also includes Smith+Nephew’s diverse portfolio of bone cement and accessory options.

“With high quality products utilising differentiated materials and backed by strong data, our Orthopaedics franchise is well-positioned for further growth.” Skip Kiil President of Orthopaedics

18	Smith+Nephew Annual Report 2019

Strategy

Trauma

In Trauma, the TRIGEN◊ INTERTAN◊ hip fracture system allows patients to experience lower risk of implant failure and non-union, reduced post-operative pain, faster time to fracture union, and a proven high return to pre-fracture status.4 The EVOS◊ SMALL Plating System is an expansive, user friendly system with multiple fixation options including non-locking, locking, variable-angle locking, optimised plate contours and screw trajectories as well as a low profile construct designed to give patients stability and flexibility. For extremities and limb restoration, our range includes the TAYLOR SPATIAL FRAME◊ External Fixator as well as plating systems and soft tissue repair products.

Our performance in 2019

Our Orthopaedics franchise delivered 4.0% underlying revenue growth* in 2019, an improvement over the 3% growth in 2018.

Knee Implants revenue growth was led by demand for our JOURNEY II and LEGION Revision knee systems and was strongest outside of the US.

Hip Implants revenue growth was led by demand for the POLAR3 total hip solution, with its class-leading survivorship data. The REDAPT Revision Hip System also drove performance in this franchise in 2019.

Other Reconstruction delivered double-digit revenue growth, and benefitted from strong capital sales in the fourth quarter.

Trauma revenue improved on 2018 led by sustained double-digit growth from the INTERTAN Intertrochanteric Antegrade Nail and the roll-out of the EVOS System across the year.

References

1	Murakami K, Hamai S, Okazaki K, et al. Knee kinematics in bi-cruciate stabilized total knee arthroplasty during squatting and stair-climbing activities. J Orthop. 2018;15:650-654.
2

Grieco TF, Sharma A, Dessinger GM, Cates HE, Komistek RD. In Vivo Kinematic Comparison of a Bicruciate Stabilized Total Knee Arthroplasty and the Normal Knee Using Fluoroscopy. J Arthroplasty. 2018;33(2):565-571.

3	Iriuchishima T, Ryu K. A comparison of Rollback Ratio between Bicruciate Substituting Total Knee Arthroplasty and Oxford Unicompartmental Knee Arthroplasty. J Knee Surg. 2018;31(6):568-572.
4	Data on file with Smith+Nephew. 05036 V2 TRIGEN INTERTAN Claims Brochure 0817.
*	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

OR3O◊

We are excited to be launching OR3O◊, our new Advanced Dual Mobility system incorporating our proprietary VERILAST technology, giving us access to an important product segment that we have not been active in.

Smith+Nephew Annual Report 2019	19

Strategy
Strategy

Our franchises continued

Sports Medicine & ENT

operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Innovative technology for minimally invasive surgery

Smith+Nephew’s Sports Medicine & ENT franchise operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Performance

		2019	2018
Franchise revenue		$1,536m	$1,461m
Franchise profit		$489m	N/A

	2019 Revenue	2019 Reported growth	2019 Underlying growth*
SMJR	$794m	10.8%	12.3%
AET	$591m	-1.5%	0.8%
ENT	$151m	4.9%	6.7%

Sports Medicine Joint Repair (SMJR)

In Sports Medicine Joint Repair, our technologies, instruments and implants enable surgeons to perform minimally invasive surgery of the joints, including the repair of soft tissue injuries and degenerative conditions of the shoulder, knee, hip and small joints.

For shoulder repair, we market products primarily for Rotator Cuff Repair (RCR) and instability repair, two of the most common sports medicine procedures. Key shoulder repair products include suture anchors such as the open-architecture HEALICOIL◊ Suture Anchor, SUTUREFIX◊ and Q-FIX◊ All-Suture Anchors. The portfolio also includes suture passers such as FIRSTPASS◊. The REGENETEN◊ Bioinductive Implant enhances the body’s natural healing response to support growth of new tendon-like tissue,1–2 further enhancing our RCR portfolio.

In knee repair, the NOVOSTICH◊ PRO Meniscal Repair System, acquired in 2019, addresses complex meniscal tear patterns not adequately served by other repair systems, including horizontal cleavage tears affecting approximately one-third of meniscal repair patients.3 It is highly complementary to our FAST-FIX◊ 360 Meniscal Repair System, which addresses vertical tears, the most commonly repairable meniscal injury. For ligament reconstructions, our portfolio gives surgeons multiple tools to perform single and complex repairs. This includes fixed and adjustable loop devices (ENDOBUTTON◊ and ULTRABUTTON◊), interference screws (BIOSURE◊), as well as a reconstruction guide system (ACUFEX◊ EXTRA-ARTICULAR).

Smith+Nephew offers implants made from a variety of biocompatible materials, including next-generation anchors made of soft, all-suture material and REGENESORB◊, an advanced biocomposite.

Arthroscopic Enabling Technologies (AET)

AET products facilitate the practice of arthroscopic surgery. These include high definition imaging solutions, industry leading energy-based and mechanical resection platforms, and fluid management and access technologies. Our platforms work in concert to facilitate access to various joint spaces, visualise the patient’s anatomy, resect degenerated or damaged tissue and prepare the joint for a soft tissue repair.

The WEREWOLF◊ and QUANTUM 2◊ COBLATION◊ Controllers enable surgeons to remove soft tissue precisely4 and control bleeding in a variety of arthroscopic procedures. COBLATION Technology, and the FLOW 50◊ Wand, have demonstrated faster patient recovery5 and better long-term patient outcomes5–7 in knee procedures compared to mechanical debridement. Launched in 2019, the WEREWOLF FLOW 90◊ Wand with FLOW~IQ◊ Technology brings this technology to shoulder repair.

Adding to our DYONICS◊ PLATINUM Blades portfolio in 2019, the BONECUTTER◊, 3.5mm PLATINUM INCISOR◊ PLUS and 3.5mm PLATINUM SYNOVATOR◊ Blades show significantly faster resection rates and lower to no incidents of clogging compared with competitive blades.8

“We are proud that through our leadership and innovation we are helping to bring the benefits of soft tissue repair to many more patients every year.” Brad Cannon President of Sports Medicine & ENT

20	Smith+Nephew Annual Report 2019

Strategy

Our LENS 4K Surgical Imaging System offers exceptional image quality, connectivity and workflow integration to benefit ambulatory and multi-specialty surgical centres.

Ear, Nose & Throat (ENT)

In ENT, our COBLATION Plasma Technology, which has been used to remove tonsils and adenoids for over 15 years, has an ability to remove tissue at low temperatures with minimal damage to surrounding tissue.9 The technology is also marketed for use in turbinate and laryngeal procedures.

Our ENT portfolio also includes the RAPID RHINO◊ product line which features a wide range of dissolvable and removable postoperative nasal dressings, as well as a comprehensive portfolio of epistaxis solutions.

Our performance in 2019

Our Sports Medicine & ENT franchise achieved 7.0% underlying revenue growth* in 2019, an improved performance over the 2% growth in 2018.

Sports Medicine Joint Repair delivered four straight quarters of double-digit growth. Performance was consistent across both our knee and shoulder repair ranges, including growing contributions from the recently acquired REGENETEN Bioinductive Implant for rotator cuff repair and NOVOSTITCH Meniscal Repair System.

Arthroscopic Enabling Technologies finished the year strongly with recent product launches, including the WEREWOLF FLOW 90 Wand with FLOW~IQ Technology, new mechanical resection blades, and the LENS 4K Surgical Imaging System, all contributing to an improved growth profile.

In ENT we continued to successfully convert surgeons conducting tonsil and adenoid procedures with traditional surgery approaches to using our COBLATION technology. In Q1 2020 we acquired Tusker Medical, Inc., developer of Tula, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections which is highly complementary to our existing ENT portfolio, with the same customer and patient populations.

References

1	Schlegel TF, et al. J Shoulder Elbow Surg. 2918; 27; 242-251.
2	Bokor DJ, et al. MLTJ. 2016;6(1):16-25.
3	Metcalf MH, Barrett GR. AJSM. 2004;32(3):675-680.
4	Amiel D, et al. Arthroscopy. 2004;20(5):503-510.
5	Spahn G, et al. Knee Surg Sports Traumatol Arthrosc. 2008;16(6):565–573.
6	Spahn, G, et al. Arthroscopy. 2010;26(Suppl 9):S73-80.
7	Spahn G, et al. Knee Surg Sports Traumatol Arthrosc. 2016;24(5):1560-1568.
8	Competitive testing report 15007992.
9	Woloszko J, et al. Proc of SPIE. 2003;4949:341-352.
10	2018 SmartTRAK US Meniscal Repair Fixation market report.
*	These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

NOVOSTITCH◊ PRO

There are currently more than 1.2 million meniscal tears treated surgically in the US each year with only 15–20% of the cases receiving a meniscal repair, rather than removal.[10] With products like NOVOSTITCH◊ PRO and FAST-FIX 360, we see the opportunity to double this proportion in the medium term.

Smith+Nephew Annual Report 2019	21

Strategy
Strategy

Our franchises continued

Advanced Wound Management

operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Reducing the human and economic burden of wounds

Smith+Nephew’s extensive Advanced Wound Management portfolio is designed to meet broad and complex clinical needs, helping healthcare professionals get ‘CLOSER TO ZERO’ human and economic consequences of wounds.

Performance

		2019	2018
Franchise revenue		$1,380m	$1,275m
Franchise profit		$370m	N/A

	2019 Revenue	2019 Reported growth	2019 Underlying growth*
AWC	$714m	-3.5%	-0.2%
AWB	$424m	32.3%	-0.4%
AWD	$242m	12.8%	15.7%

Advanced Wound Management

With the prevalence of chronic wounds in the UK alone growing at around 12% annually1 and increasing pressure on resources, there is a need for consistent, intuitive clinical practice that promotes both prevention and healing and provides structured and measureable outcomes.

Smith+Nephew promotes best practice guidelines, including the globally recognised T.I.M.E. principles, which were first published in 2003 and later revised as the T.I.M.E. clinical decision support tool (CDST) in 2019, offering a systematic approach to wound healing.2 T.I.M.E. is an acronym representing the critical barriers to wound healing: Tissue non-viable, Infection/ inflammation, Moisture imbalance, and Edge of wound non-advancing.

T.I.M.E. is the most recognised assessment tool in wound care,2 and having supported T.I.M.E. since its inception, Smith+Nephew is uniquely positioned to provide customers with a set of comprehensive products in Advanced Wound Care (AWC), Advanced Wound Bioactives (AWB) and Advanced Wound Devices (AWD) across each T.I.M.E. based clinical need.

Advanced Wound Care (AWC)

Our AWC range covers several segments aimed at helping improve outcomes in the Infection and Moisture balance clinical goals of T.I.M.E.

In infection management, our silver-based ACTICOAT◊ Antimicrobial Barrier Dressings, DURAFIBER◊ Ag Absorbent Gelling Silver Fibrous Dressing, and ALLEVYN◊ Ag Antimicrobial Foam Dressing, provide clinicians with a range of solutions to address individual patient needs in managing wound infection.

In exudate or moisture management, our products are designed to respond to varying levels of wound exudate providing appropriate wound fluid absorption, lock in and evaporation properties to promote an optimal wound healing environment. Our key growth brand in this space is the ALLEVYN range with two focus variants; ALLEVYN Gentle Border Foam Dressing, a range of versatile foam dressings to suit multiple wound types, and ALLEVYN LIFE Foam Dressing, our most advanced dressing, uniquely differentiated by its distinct quadrilobe shape and with the EXUMASK◊ Change Indicator, the dressing last up to 1.9 times longer than other foam dressings.3

The AWC range also includes film and post-operative dressings, skincare products and gels. Leading brands include OPSITE◊ Film Dressings, IV3000◊ Moisture Responsive Intravenous Catheter Dressing, and the PROSHIELD◊ Skin Care and SECURA◊ Skin Care ranges.

Advanced Wound Bioactives (AWB)

Our AWB portfolio covers key product segments aimed at helping improve outcomes in the tissue viability and wound edge advancement clinical goals of T.I.M.E.

“Our broad portfolio helps healthcare providers prevent and treat wounds as well as conserve resources for healthcare systems.” Simon Fraser President of Advanced Wound Management

22	Smith+Nephew Annual Report 2019

Strategy

AWB topical biologics and skin substitutes provide a unique approach to debridement, dermal repair, and tissue regeneration. Our portfolio includes Collagenase SANTYL◊ Ointment 250 units/gram, our most significant product by sales in this segment, as well as REGRANEX◊ (becaplermin) gel 0.01%, OASIS◊ Wound Matrix and OASIS ULTRA Tri-Layer Matrix, a naturally-derived, extracellular matrix replacement product indicated for the management of both chronic and traumatic wounds.

Expanding our skin substitute product range, GRAFIX◊ Cryopreserved Placental Membrane and STRAVIX◊ Cryopreserved Umbilical Tissue, acquired in 2019 with Osiris, are intended for application directly to acute and chronic wounds and as surgical cover or wrap to support soft tissue repair. For more information on this acquisition see page 11.

Advanced Wound Devices (AWD)

In AWD, our portfolio helps improve outcomes in the tissue viability, moisture balance, and wound edge advancement clinical goals of T.I.M.E.2

The PICO◊ 7 Single Use Negative Pressure Wound Therapy System (sNPWT) with AIRLOCK◊ Technology brings the effectiveness of traditional NPWT in a modern, small portable system, and is applicable for both open wounds and closed incisions. We expanded the range in 2019 with the launch of PICO 7Y sNPWT, enabling the utilisation of two dressings concurrently from one pump, in practice allowing for two wounds to be addressed at the same time, as well as with the launch of PICO 14 sNPWT, a variant that can be used to treat a wound for up to 14 days. New 2019 guidance from the UK’s National Institute for Health and Care Excellence (NICE) states that PICO sNPWT should be considered as an option for closed surgical incisions in patients who are at high risk of surgical site infections (SSIs).4

Our AWD portfolio also includes the LEAF◊ Patient Monitoring System, acquired in 2019, a wireless, patient wearable sensor that monitors patient position and orientation to automate and document the management of prescribed patient turn protocols. This is an important tool in a hospital’s pressure injury prevention strategy.

The AWD portfolio also includes our traditional RENASYS◊ Negative Pressure Wound Therapy System and the VERSAJET◊ Hydrosurgery System, a surgical debridement device.

Our performance in 2019

Our Advanced Wound Management franchise delivered 2.2% underlying revenue growth* in 2019, an improvement over the flat growth in 2018.

Advanced Wound Care declined in 2019. Whilst we improved performance in Europe across the year, this was offset by price pressure in the US.

Advanced Wound Bioactives performance improved over 2018. Reported growth reflects the acquisition of Osiris which has also improved the underlying growth profile from -6% in 2018.

Advanced Wound Devices delivered four quarters of double-digit growth. This reflected continued strong demand for PICO and an increasing contribution from RENASYS across the year.

References

1	Guest J F, Vowden K, Vowden P. The economic burden that acute and chronic wounds impose on an average clinical commissioning group/health board in the UK. J Wound Care 2017; 26(6):292-303.
2	Moore Z, Dowsett C, Smith G, et al. TIME CDST: an updated tool to address the current challenges in wound care. J Wound Care 2019; 28(3):154-161.
3	Joy H, et al. A collaborative project to enhance efficiency through dressing change practice. J Wound Care 2015;24(7):312,314-7.
4	NICE Medical Technology Guidance MTG43. PICO Negative Pressure Wound Dressings for closed surgical incisions. May 9th 2019 https://www.nice.org.uk/

*   These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

A new model
of care

Throughout 2019 Smith+Nephew and a panel of clinicians in the UK started implementing a new digital clinical decision support tool (CDST), a patient-centric approach to offer a systematic, holistic and multidisciplinary daily practice that aims to improve outcomes.

Designed to help ensure clinical decision making follows best practice, the CDST also helps to ensure product selection is appropriate, reducing waste and optimising clinical outcomes, as well as potentially releasing nurse time.[2]

Smith+Nephew Annual Report 2019	23

Strategy
Strategy

Our resources

Our people & culture

A culture of Care, Collaboration and Courage

Smith+Nephew has a proud history of more than 160 years of improving health around the world. Whilst we have grown significantly from our beginnings as a small family pharmacy in Hull, England, our caring spirit has remained the same.

Our culture of Care, Collaboration and Courage defines who we are as a Company and as employees, and creates an environment that sets us up for collective success. A strong and consistent culture engages and motivates employees, creates a community where they understand our strategy and purpose, makes them feel valued for their contributions to it, and drives behaviours that help us realise our business ambitions.

2019 was the first year that we used the Gallup Global Engagement Survey to measure how well our employees are engaged, and to determine where we need to focus and improve the employee experience. This decision to prioritise and measure engagement, rather than satisfaction, was driven by our new culture.

More than 14,300 – or 84% – of our employees gave feedback about the state of engagement at Smith+Nephew. Our scores were highest where we have focused our efforts: sense of purpose, pride, and commitment to quality work, with more to do in the areas of recognition and development. Every manager received a results report for his or her team, and worked with them to set action plans for improvement.

Care

Our culture pillar of Care means that we show empathy and understanding for each other, our customers and patients, and our communities. We anticipate their needs and deliver the highest levels of innovation and service.

Smith+Nephew is committed to caring for its employees, providing benefits such as employee assistance and wellness programmes. In 2019, we increased our focus on promoting mental health awareness, piloting mental health first aid training to volunteer employees in the UK.

We encourage employees to support external community or charity initiatives by providing a full day of paid time for volunteering. In 2019, employees donated more than 10,000 hours to support worthy initiatives outside of work. Some groups use this time for team building activities. For example, our team in South Korea volunteered for Habitat for Humanity during the year, helping low-income people access better housing. Increasing the number of employees using volunteering time is one of the objectives of our new social responsibility strategy, described in more detail in our 2019 Sustainability Report.

Committed to our employees
Smith+Nephew is committed to caring for its employees, providing benefits such as employee assistance and wellness programmes.

24	Smith+Nephew Annual Report 2019

Strategy

Collaboration

Our culture pillar of Collaboration aims to foster successful teamwork based on mutual trust and respect. Through transparent and respectful communication, we are motivated by a shared purpose and understand the impact of our individual contributions on our collective goals.

This commitment to communication starts at the top. On a quarterly basis, the Chief Executive Officer and members of the executive team lead a live global webcast. This includes updates on the business and gives employees around the world the chance to ask questions in real-time.

We encourage networking through various groups and activities as it fosters a strong culture of Collaboration across the business. This includes our Young Professionals (SNYP) network set up by employees in Memphis (US), which has grown into a global initiative scheduling both professional development opportunities and social activities.

Our peer-to-peer recognition programme – called Going the Extra Mile (GEM) – gives employees the opportunity to say ‘thank you’ to colleagues.

We strive for a culture where everyone is working collaboratively, has a voice, is heard and is respectful of other’s needs. Building inclusion and embracing diversity is vital and strengthens our business as the variety of perspectives, experience and work styles enhance creativity and innovation. We are committed to employment practices based on equal opportunities, regardless of race, ethnicity, gender, sexual orientation, socio-economic status, age, physical abilities, religious beliefs, political beliefs, or other ideologies.

In 2019 we recruited through more channels in order to improve diversity across new hires and we are exploring the use of technology to remove bias or subjectivity from our hiring processes. We also delivered inclusion training to our top 100 leaders and in all our leadership development programmes, as well as to our Talent Acquisition and HR teams involved in recruiting. We continued to develop our female leaders in 2019, with up to 200 female employees enrolling in our ‘Elevate’ female leaders programme each month, and 45% of participants achieved a promotion or new role during the year.

Courage

Our culture pillar of Courage encourages continuous learning, innovation and accountability. By staying curious, thinking big and having the humility to challenge our conventional ways of thinking, we push the boundaries of our industry, and we do so ethically and with integrity.

Every year, Smith+Nephew sets out clear and measurable Group objectives based upon our strategic imperatives, which are directly linked to personal objectives of all employees. This enables employees to clearly see how their efforts contribute to the overall success of the business, which drives execution, accountability and engagement.

In 2019 we launched ‘Winning Behaviours’, a behavioural competency framework directly linked to our culture pillars of Care, Courage and Collaboration. It supports employee development by helping employees understand how they can demonstrate our culture on a daily basis. Our recruitment and assessment approach, and our performance management and talent management processes, all directly align to these Winning Behaviours.

Smith+Nephew’s compensation strategy supports high-performance and accountability across both financial and cultural performance metrics. A robust compensation framework is vital in attracting, retaining, and motivating high calibre people, driving better business results across an equitable work environment. Our UK Gender Pay ratios improved in 2019 (see page 119) and we are Living Wage Accredited in the UK, voluntarily paying above the government required minimum. We also offer an all-employee share plan scheme to the majority of employees globally.

The Board’s Compliance & Culture Committee closely monitors our programmes to embed the new culture, visiting sites and meeting and talking directly to employees, as well as reviewing the Gallup results. More details of the Committee’s 2019 activities can be found on page 80, alongside its 2020 plans to assess the culture and track progress.

Total employees[1] 17,637		Senior managers[2,3] and above 947		Board of Directors 9
Male 58%	Female 42%	Male 70%	Female 30%	Male 67%	Female 33%

1Number of employees at 31 December 2019 including part time employees and employees on leave of absence.

2Senior managers and above include all employees classed as Directors, Senior Directors, Vice Presidents, Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

3For 2019 we have updated our definition of senior managers to include employees classed as Director and above but who do not have direct reports.

»  For more information about how we are putting people first, download our Sustainability Report from our website

Smith+Nephew Annual Report 2019	25

Strategy
Strategy

Our resources continued

Ethics & Compliance

Smith+Nephew has a strong reputation for integrity and ethical conduct
At Smith+Nephew we are committed to integrity, honesty and professionalism in all aspects of our business.

Code of Conduct and Business Principles

We believe that it is a privilege to provide products and services for patients and healthcare professionals. We believe that everyone who works for us – or on our behalf – shares the responsibility for upholding our reputation for integrity and ethical conduct, and that the sustainability of our business depends on doing things the right way.

Our Code of Conduct and Business Principles governs the way we operate, taking into account ethical, social, environmental, legal and financial considerations as part of Smith+Nephew’s operating methods. We have a robust whistle-blowing system in all jurisdictions where we operate, which is benchmarked against industry metrics.

Global Compliance Programme

Smith+Nephew has implemented what we believe to be a world-class Global Compliance Programme that helps our businesses comply with applicable laws and regulations.

As part of the programme, we provide resources and tools to guide employees to make decisions that comply with the law, local industry codes and our Code of Conduct. Significant interactions with healthcare professionals and government officials are reviewed and approved in advance, and we regularly assess existing and emerging risks in the countries in which we operate.

Compliance controls at Smith+Nephew are also reviewed regularly, and we conduct audits, supported by data analytics, with central and local monitoring.

We work with third parties who adhere to business principles and health, safety, social and environmental standards consistent with our own. New distributors and other higher-risk third parties are subject to screening, compliance training and certification.

Senior leaders, including all Vice Presidents and above, are required to complete an annual certification to the Chief Executive Officer to confirm the implementation of required policies. Managers and employees complete an annual compliance certification and conflict of interest disclosure.

The programme is reviewed and developed regularly.

An ethical employer

At Smith+Nephew, we recruit, employ and promote employees on the sole basis of the qualifications and abilities needed for the work to be performed. We do not tolerate discrimination on any grounds and provide equal opportunity based on merit.

We do not use any form of forced, compulsory or child labour. Smith+Nephew supports the Universal Declaration of Human Rights of the United Nations, respecting the human rights, dignity and privacy of individuals and their right to freedom of association, freedom of expression and the right to be heard.

As a global medical technology business, we recognise our responsibility to take a robust approach to preventing slavery and human trafficking. Smith+Nephew is committed to preventing such activities in all of its corporate operations and in its supply chains. Our full policy on modern slavery is available on our website.

26	Smith+Nephew Annual Report 2019

Strategy

Sales & marketing

Customers are at the heart of our business model

Healthcare professionals are our customers, and they can range from orthopaedic surgeons to wound care nurses, general practitioners and other clinicians, but increasingly also economic stakeholders such as purchasing professionals in hospitals and healthcare insurers.

Smith+Nephew has a global franchise structure with dedicated global presidents of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management leading customer facing activities. Each president has global upstream marketing responsibility as well as commercial responsibility for the US, our largest market. The franchises share global commercial support teams in the areas of medical education, sales training, marketing services and healthcare economics.

Aligned with and supporting the franchises are presidents and regional commercial organisations for Europe, Middle East and Africa (EMEA), and Asia Pacific (APAC). Under these presidents are country clusters, based on geographic proximity, critical mass of revenue, and similar go-to-market strategies. They are led by managing directors with business unit leads for each franchise.

Our sales representatives are highly trained and skilled individuals. Depending on their area of specialism, representatives in our surgical businesses will not only know the devices that they sell, but also have a detailed knowledge of the surgical instruments used to implant them, and specific understanding of the various surgical techniques a customer might use.

Once a sales representative is trained and certified, they typically spend the majority of their time working directly with and supporting customers to aid in the safe and effective use of our advanced medical technologies, or identifying and contacting new customers.

In Advanced Wound Management, sales representatives have deep knowledge of how clinicians seek to prevent and treat wounds, as well as an understanding of the economic benefits of using our products within treatment protocols.

We pride ourselves on giving customers a high standard of service and invest in developing our sales and marketing organisation. In 2019 we renewed this commitment by introducing a new Global Commercial Training and Education structure, which delivers a more consistent content and curriculum-based approach, coupled with deep commercial training specialisation in key markets.

Award winning training
Our training team has won many awards for its training programmes, especially for its use of digital and mobile technology.

Smith+Nephew Annual Report 2019	27

Strategy
Strategy

Our resources continued

Research & Development

Investing in meaningful innovation
We invested $292 million in Research and Development (R&D) in 2019, equivalent to 5.7% of Group revenue.

Major product launches announced in 2019 included the launch of the OR3O Dual Mobility System for use in primary and revision hip arthroplasty, the EVOS WRIST Plating System, the WEREWOLF FLOW 90 Wand with FLOW~IQ Technology, the LENS 4K Surgical Imaging System and PICO 7Y sNPWT.

We also invested in evidence demonstrating the clinical and economic benefits of our products. Such evidence was fundamental to the UK’s National Institute for Health and Care Excellence (NICE) 2019 recommendation for PICO sNPWT as an option for closed surgical incisions in patients who are at high risk of surgical site infections.

Our enterprise R&D operating model

Smith+Nephew’s R&D model provides governance and simple processes for new product development, starting with front end innovation and research, moving through new product development and launch, and ending with support of released products.

We focus on projects that will make a meaningful difference to our customers and their patients. This includes investing in incremental innovation to improve existing products, but also to transform our business using disruptive technologies, services and business models. Driving greater efficiency through innovation supporting our sustainability strategy, is also a priority for the R&D teams.

Strict criteria are applied to ensure that new products are aimed at fulfilling unmet clinical needs, have a strong commercial rationale, and are technically feasible. Our R&D experts in the US, UK, Europe, Singapore and China have extensive customer and sector knowledge.

The R&D function works closely with the marketing, clinical, quality, regulatory affairs, manufacturing, procurement and supply chain management teams to ensure we produce new products to cost, scope and schedule. We work in partnership with our customers, and welcome new product concepts from healthcare professionals, working collaboratively to bring ideas to reality.

The global R&D function includes our Clinical and Medical Affairs (CMA) team that ensures that, from conception, plans are developed to support product launches with the evidence increasingly required by clinicians, payers and regulators. Our products undergo clinical and health economic assessments both during their development and post-launch.

A strong pipeline

For 2020, we have a strong pipeline with a number of important launches planned and also expect to maintain the high cadence of clinical and economic evidence.

One area of focus is surgical robotics, with our next generation platform anticipated to be launched in 2020 following necessary regulatory clearances and approvals. When launched, the new product will reduce the physical device footprint. This, together with its CT-free technology, makes it an ideal solution for all surgical settings, including ambulatory surgery centers (ASCs). In addition, our R&D programme is focused on a number of options to broaden this platform for customers, including innovations intended to incorporate augmented reality, and machine learning technologies.

“In 2019 our global R&D team delivered game-changing innovation, launching new products, systems and services backed by compelling clinical evidence.”
Vasant Padmanabhan President of Research & Development

28	Smith+Nephew Annual Report 2019

Strategy

Game changing innovation in 2019 For 2020, we have a strong pipeline with a number of important launches planned and also expect to maintain the high cadence of clinical and economic evidence.	Ultra-versatile EVOS WRIST Plating System gives surgeons a choice of approach, material, and locking technology.	WEREWOLF COBLATION FLOW 90 Wand with FLOW~IQ◊ Technology expands the unique WEREWOLF COBLATION system into shoulder repair.

PICO 7Y Single
Use Negative
Pressure Wound
Therapy System

with AIRLOCK Technology brings the effectiveness of traditional NPWT in a modern, small portable system, and is applicable for both open wounds and closed incisions.

LENS 4K Surgical Imaging System brings exceptional image quality, connectivity and workflow integration benefits to ambulatory and multi-specialty surgical centers.
OR3O Dual Mobility System utilising unique OXINIUM DH metal alloy – the first advanced bearing material available to support modular dual mobility throughout the entire offering.

Smith+Nephew Annual Report 2019	29

Strategy
Strategy

Our resources continued

Medical education

Smith+Nephew is proud to support the development of surgeons and nurses by providing skills training and education on our products and techniques

Medical education at Smith+Nephew provides healthcare professionals opportunities to learn about the latest evidence, new skills and techniques, and safe and effective use of our products. We are dedicated to assisting them in their focus to improve outcomes for their patients.

To support that aim, we provided more than 110,000 instances of training in 2019 to surgeons and nurses through Smith+Nephew training centres globally. We had a large training impact in each region with notable instances in the US, UK and APAC, as well as running many courses at third party centres around the world. Additionally, we transformed our Global Medical Education function to increase the strategic focus on content development, delivery and a healthcare professional centric learning approach through educational pathways.

In collaboration with expert healthcare professionals as faculty, Smith+Nephew provides programme attendees the opportunity for peer-to-peer interaction, demonstration and practice of new techniques and to refine skills. Courses are attended by residents, fellows and practicing surgeons who work together to review, discuss and train on current and innovative surgical techniques and our products in their areas of clinical expertise. Our courses support surgeons who gain the experience and confidence necessary to become experts in their field.

Thousands of nurses receive face-to-face training on our products from Smith+Nephew representatives every year, including attending courses at our centres, conference symposium and customised educational programmes at local venues and facilities.

Additionally, we support healthcare professionals with online resources at smith-nephew.com/education and WoundCME.org.

Supporting safe and effective use of products
Working under expert guidance, attendees at Smith+Nephew training courses learn new techniques and refine skills, to ensure the safe and effective use of our products.

30	Smith+Nephew Annual Report 2019

Strategy

Manufacturing & quality

Delivering high quality products efficiently Smith+Nephew takes great pride in its manufacturing expertise and commitment to distributing innovative, quality products globally.

We operate manufacturing facilities in eight countries across the globe, and have central distribution facilities in the US, Europe and Asia. Our Global Operations team supports the delivery of the Group’s strategic imperatives by ensuring that we respond efficiently to geographical growth, new product development and increasing regulatory requirements. Global Operations is focused on delivering ever-greater efficiency by focusing on operating an optimal facility footprint, driving lean manufacturing methods across our network and identifying opportunities within our supply chain to deliver world-class service levels.

Products for our Orthopaedics franchise are primarily manufactured at our facilities in Memphis (US), Aarau (Switzerland), Tuttlingen (Germany), Beijing (China), and Warwick (UK). In 2019 we announced our decision to build a new high technology manufacturing facility in Penang, Malaysia, primarily to support our Orthopaedics franchise, which has been growing strongly in the Asia Pacific region. First production batches from this facility are expected to ship before the end of 2022.

Sports Medicine Joint Repair products are primarily manufactured at the Mansfield (US) and Alajuela (Costa Rica) facilities. The majority of Advanced Wound Management products are made in Hull (UK), Fort Worth (US), Columbia, Maryland (US), and Suzhou (China). In 2019 we announced our decision to consolidate manufacture of SANTYL into Fort Worth and shut our site in Curaçao. We also have a facility in Oklahoma City (US), which produces and services electro/mechanical capital equipment and single use sterile devices and assembles some NPWT devices using components from third parties.

We procure raw materials, components, finished products and packaging materials from suppliers globally. These include metal forgings and castings, optical and electronic sub-components, active ingredients and semi-finished goods, as well as packaging materials. Suppliers are contracted to ensure value for money based on total spend across the Group. We work closely with our suppliers to ensure high quality, delivery performance and continuity of supply.

We outsource certain parts of our manufacturing processes where necessary to obtain specialised expertise or to lower cost without undue risk to our intellectual property or quality. We monitor suppliers through on-site assessments and performance audits to ensure the required levels of quality, service and delivery.

Our Global Supply Chain team is responsible for making sure that our products reach internal and external demands in a timely, compliant and efficient manner. We operate main logistics and warehousing facilities for surgical products in Memphis (US), Baar (Switzerland) and Singapore. For wound products, our main facilities are located in Neunkirchen (Germany), Derby (UK) and Lawrenceville (US).

Quality and Regulatory Affairs

A global Quality and Regulatory Affairs function supports full product life-cycle management of Smith+Nephew’s global product portfolio from design and development through manufacturing and post-market surveillance. These functions establish appropriate processes and procedures to facilitate compliance to complex global regulations and laws that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. The Quality and Regulatory Affairs functions directly support expansion of our global portfolio through the registration of new products and existing products in new markets, as well as ensuring compliance with regulatory reporting standards.

Requirements of global regulatory agencies are becoming increasingly stringent and we expect this to continue. The team is leading a major Group-wide programme to prepare for implementation of the European Union (EU) Medical Devices Regulation (MDR), which came into force in May 2017, with a three-year transition period until the date of application in May 2020. The regulation includes new requirements for the manufacture, supply and sale of all CE marked products sold in Europe and requires the re-registration of all medical devices with CE marking, regardless of where the devices are manufactured.

Smith+Nephew Annual Report 2019	31

Strategy
Strategy

Sustainability

Sustainability is better business

Our sustainability strategy is integrated with our Group business strategy, embedding the three main drivers of sustainability – economic prosperity, social responsibility and environmental stewardship – across all our activities

Sustainability is at the core of our business

In 2016, we launched our Group sustainability strategy, setting out aspirational goals and targets. This is a summary report of our activities and progress in 2019.

Our annual Sustainability Report, published at the same time as this Annual Report, describes the Group sustainability strategy and its associated goals in more detail. It specifies targets to move our performance towards these goals, and provides more detail of the progress made during 2019. It is available on our website.

At the end of 2019 we revisited and updated the sustainability strategy for 2025 and beyond. This is summarised below, and described in greater detail in the Sustainability Report.

Sustainability strategy 2016 through 2019

Smith+Nephew has been and remains committed to working in a sustainable, ethical and responsible manner everywhere we do business. We are proud of our achievements over many years, as witnessed by our recurring inclusion in leading indices such as FTSE4Good and the Dow Jones Sustainability Index.

At the heart of the sustainability strategy are 10 long-term aspirational goals. These encompassed all aspects of our business, and informed and supported our business strategy. The Board endorsed these and executive management championed them. In 2019, we established a new Sustainability Council to widen executive leadership across the programme.

Employee safety, wellness and volunteering

A healthy and safe working environment is fundamental to the way we work at Smith+Nephew. We must ensure that the safety of our employees and those who work with us is given the highest priority when we perform our daily activities in our offices around the world, when we visit customers and in our manufacturing environment.

Engagement with the communities in which we operate continues to broaden and deepen through the active attention of site leadership and the empowerment of local camaraderie councils, as well as encouraging the application of company-paid volunteering allowance and matching of employee donations to charity.

We continue to strengthen and deepen employee wellness programmes with a focus on enabling healthy lifestyle choices. For more information see our people & culture report on page 24.

The impact of climate change

One of the United Nations’ Sustainable Development Goals (SDGs), is to ‘take urgent action to combat climate change and its impacts’.

It is widely recognised that continued emission of greenhouse gases will cause further warming of the planet and this warming could lead to damaging social and economic consequences. During 2019, we have continued to consider, and mitigate against, the potential impact of climate change on our business operations.

» See more in our Sustainability Report www.smith-nephew.com/sustainability

Cycling from the UK to Paris to combat liver disease

A team of 34 employees completed a Croxley, UK to Paris three day bike ride, raising over £15,000 for Primary Sclerosing Cholangitis (PSC) support, a cause close to one of our employees. The route took them through the UK South Downs and Northern France, ending 235 miles later with the team riding through the cobbled Parisian streets to finish at the Eiffel Tower.

32	Smith+Nephew Annual Report 2019

Strategy

Our physical assets and supply chains are vulnerable to weather and climate change (eg sea level rise, increased frequency and severity of extreme weather events, stress on water resources). In our Orthopaedics business, mineral-based raw materials are dependent upon energy-intensive processes (smelting). Patient populations are vulnerable to a potential rise in infectious disease propagation. Governments and corporations alike are under increasing pressure to mitigate the expected effects of climate change, potentially resulting in infrastructure projects which would require large capital outlays, further increasing the pressure on healthcare payments.

We have for several years rigorously measured our GHG emissions using internationally recognised standards, have set GHG reduction targets, have consistently achieved these targets and have taken a science-based goal going forward aligned with the recommendations of the Intergovernmental Panel on Climate Change to reduce total life cycle greenhouse gas emissions by 80% by 2050. Climate change risk is a component of our business resilience and crisis management programme and we have taken several measures to reduce vulnerability to climate change-exacerbated incidents, such as the improvement of flood defences at Hull (UK). Our new sustainability strategy takes full account of the risks and opportunities presented by climate change, focusing investment on de-carbonising our operations and those of our suppliers and customers. The sustainability strategy is owned by the Sustainability Council, including members of the Executive Committee which ensures that the strategy adequately addresses climate impacts. We understand how important it is to balance environmental initiatives with business activities, and strive to reduce emissions through new technology development, renewable energy use and other measures.

Future Focus

We will enhance how we adhere to the principles set out by the Task Force on Climate-related Financial Disclosures (TCFD). The TCFD structured its recommendations around four areas that represent core elements of how organisations operate: governance, strategy, risk management, and metrics and targets. These overarching themes will guide our assessment of climate-related risks and opportunities.

» Governance

Consideration of the short, medium and long term climate-related issues.

» Strategy

Ensuring that the new sustainability strategy addresses the risks and opportunities of climate change.

» Risk Management

Full consideration given to climate-based impacts on business continuity and recovery.

» Metrics & Targets

Commitment to implement 100% renewable electricity at our strategic manufacturing sites by 2025.

CO2e reporting methodology, materiality and scope

We report the carbon footprint of our Scope 1 and 2 greenhouse gas (GHG) emissions in tonnes of CO2 equivalent from our business operations for the calendar year ended 31 December 2019.

Our focus is on the areas of largest environmental impact including manufacturing sites, warehouses, R&D sites and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2019 are included in the data.

Our GHG emissions reporting represents our core business operations and facilities which fall within the scope of our consolidated financial statements. Primary data from energy suppliers has been used wherever possible.

We report our emissions in two scopes:

-

Scope 1 figures include: Direct sources of emissions which mainly comprise the fuels we use on-site, such as gas and heating oil and fugitive emissions arising mainly from the losses of refrigerant gases.

-	Scope 2 figures include: Indirect sources of emissions such as purchased electricity and steam we use at our sites.

Location-based emissions are calculated in compliance with the WRI/WBCSD GHG Protocol Corporate Accounting and Reporting Standard and have been calculated using carbon conversion factors published by BEIS/DEFRA for 2019. We have applied the emission factors most relevant to the source data, including DEFRA 2019 (for UK locations), IEA 2017 (for overseas locations) and for the US we have used the most recently available US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for the regions in which we operate. All other emission factors for gas, oil, steam and fugitive emissions are taken from DEFRA 2019.

	2019	2018	2017	2016
CO2e emissions (tonnes) from:
Direct emissions	9,888	9,956	9,451	9,822
Indirect emissions	67,324	67,886	76,107	82,415
Total	77,212	77,842	85,558	92,237
Intensity ratio:
CO2e (t) per $m sales revenue	15.1	15.9	17.8	19.6
CO2e (t) per full-time employee	4.3	4.7	5.2	5.9

Revenue: 2019: $5.1bn; 2018: $4.9bn; 2017: $4.8bn. Full-time employee data: 2019: 18,030; 2018: 16,681; 2017: 16,333.

Smith+Nephew Annual Report 2019	33

Strategy
Strategy

Sustainability continued

Our performance

Our 10 long-term aspirational goals

2020 target	Performance to 31 December 2019
Zero work-related injuries and illnesses across the value chain
– 10% reduction in Total Injury Rate (TIR) from 2016 actual.	– A reduction of 6% since 2016 (in 2016 the TIR was 0.52, in 2019 the TIR is 0.49).
Water: Total water impacts of products and solutions balanced with local human and ecosystem needs
– Water footprint available for products accounting for 75% of revenue and considerations embedded in new product development process. Total potable water consumption no higher than 2016 actual.	– Products accounting for 75% of revenue identified. Water footprint tools identified. – Life Cycle Assessment (LCA) not completed. – Water reduction of 5% since 2016.
Waste: All materials are either shipped as part of product or returned for beneficial use
– Total material efficiency estimated for products accounting for 75% of revenue and 80% or more of waste generated reused, recycled or recovered.

– Products accounting for 75% of revenue identified. Material efficiency tools identified.

– LCA not completed.

– We currently reuse, recycle or recover energy from 76% of our total waste, up from 74% in 2016.

Carbon: 80% absolute reduction in total life cycle greenhouse gas emissions by 2050
– Estimate total life cycle greenhouse gas emissions of products accounting for 75% of revenue. – Total Scope 1 & 2 greenhouse gas emissions reduced by 10% from 2016 actual.	– Products accounting for 75% of revenue identified. Total life cycle greenhouse gas emissions tools identified. – LCA not completed. – Greenhouse gas emissions reduction of 16% since 2016.

Ethical Business Practices: All activities conducted in compliance with applicable International Labour Organization (ILO) conventions, involve no environmental degradation, and are free from corruption

– Labour practices throughout the supply chain associated with products accounting for 75% of revenue compliant with applicable ILO conventions.

–  Products accounting for 75% of revenue identified. Assessment to applicable ILO conventions completed for internal operations. Engagement with upstream suppliers and downstream distributors and agents under way.

Zero product-related and service-related patient injuries
– Robust system in place to detect, record, investigate and eliminate root cause of product and service-related patient injuries.

–  Systems are in place to detect, record and investigate patient injury incidents. Patterns in the data are being used to craft models which will allow identification of at-risk attributes. The root cause elimination protocols are in place and operational.

Robust social responsibility programmes that contribute to the attraction and retention of top talent
– Social responsibility strategy which aligns philanthropy, employee volunteering and wellness to the business strategy.	– Social responsibility strategy in place but requires updating to align with the Group business strategy and the new sustainability strategy.
Products and services are aligned to market economic, social and environmental expectations and anticipate future market conditions
– Sustainability attributes described for products accounting for 75% of revenue. Robust emphasis on sustainability attributes of new products/services in place.	– Products accounting for 75% of revenue identified.Product/ service sustainability attributes agreed. – New product development (NPD) sustainability focus planning under way.
Strategic risks and opportunities are understood and business activities are aligned to risk appetite
– Enterprise Risk Management arrangements are embedded in the routine business decision-making process.

– Enterprise Risk Management processes and supporting manual redeveloped.

– Senior business risk champions appointed and trained in risk management.

– Risk registers refreshed and mitigating actions regularly monitored and updated.

– Principle risks aligned to new organisation structure and strategic imperatives.

Environmental, social, and economic impacts of business activities fully understood and appropriately balanced

– Formal programmes in place to measure/assess the economic, social and environmental impacts of (1) potential acquisitions, (2) technologies to be extended to Emerging Markets, (3) innovative business models, (4) cost-of-quality reduction initiatives, and (5) manufacturing siting, functional optimisation and site utilisation alternatives.

– Conducted a number of ‘deep dives’ into several key risks. Tools and standards to address new technologies are being developed to support our NPD work above. – LCA outputs not available.

34	Smith+Nephew Annual Report 2019

Strategy

\

Looking forward: our new sustainability strategy

Our new sustainability strategy is more responsive to the challenges facing society in areas in which we can make a meaningful difference. It is also more deeply embedded into our Group business strategy, ensuring that sustainability is fully connected to our business success.

To realise the goals in our strategy, we must work towards achieving our medium-term sustainability targets. Delivery against these will be key to the continued success of our Company.

In 2019, we established our Sustainability Council to set and ensure delivery of our sustainability strategy, so that sustainability becomes embedded throughout Smith+Nephew.

Delivering this is critical to achieving our strategic business imperatives, which deliver long-term shareholder value not only through profits, but also by engaging our employees and positively impacting society in the communities in which we operate. Our Council is intentionally set at the executive level to ensure a top down approach to sustainability and that sustainability is visible to the Board through regular updates to the Culture & Compliance Committee. The Sustainability Council is made up of executives from Human Resources, Global Operations, Quality and Regulatory Affairs, Research & Development, Commercial and Procurement.

Our sustainability strategy includes challenging targets in the three areas of People, Planet and Products. More details on these, including the actions we are undertaking to meet our commitments, are contained in our 2019 Sustainability Report. Our new targets are summarised below.

Enhanced targets
People +	Planet +	Products
Creating a lasting positive impact on our communities	Having the most positive impact in the MedTech sector	Innovating sustainably

– Between 2020 and 2030, contribute 1 million volunteer hours to the communities in which we live and work.

– Between 2020 and 2030, donate $125 million in cash and products to underserved communities.

– Achieve an 80% absolute reduction in total life cycle greenhouse gas emissions by 2050 beginning by implementing 100% renewable electricity (eg solar or wind) plans at our facilities in Memphis (US) and Malaysia by 2022 and at all of our strategic manufacturing facilities by 2025.

– Achieve zero waste to landfill at our facilities in Memphis (US) and Malaysia by 2025 and at all of our strategic manufacturing facilities by 2030.

– By 2022, include sustainability review in New Product Development phase reviews for all new products and product acquisitions.

– By 2025, incorporate at least 30% post-consumer recycled content into all packaging materials.

– By 2025, complete supply chain assessment of all suppliers and subsequent tier levels to assure compliance with our sustainability requirements.

Smith+Nephew Annual Report 2019	35

Strategy
Strategy

Chief Financial Officer’s review

Dear Shareholder

In 2019 the Group adopted a new global commercial model built around three specialised global franchises, unveiled a new purpose and culture pillars, and introduced five new strategic imperatives which formed our value creation plan. These important changes underpinned our improved performance in 2019.

2019 Performance

Group revenue in 2019 was $5,138 million, an increase of 4.8% on a reported basis and 4.4% on an underlying basis.1 Our performance accelerated across the year, with revenue growth of 7.7% on a reported basis and 4.9% on an underlying basis1 in the second half.

The reported operating profit for 2019 was $815 million, a 6% reduction from the previous year as the costs associated with recent acquisitions and amortisation of acquired intangibles both rose, reflecting our strategic commitment to sourcing innovation externally as well as from our internal R&D activities, in order to drive mid-term growth. The costs of the Accelerating Performance and Execution (APEX) restructuring programme and legal and other charges were also marginally higher than the prior year.

Trading profit1 for the year was $1,169 million and the trading profit margin1 was 22.8% reflecting savings realised under the APEX programme offset by re-investment in the business, including more in R&D, and dilution from acquisitions (2018: 22.9% including 50bps benefit from one-off legal settlement not repeated in 2019). We took a $121 million charge in the year to increase our provision for metal-on-metal hip claims globally and received $147 million in insurance recoveries relating to the same matter.

Each of the three global franchises made a good contribution to the Group’s 2019 trading profit.

The reported tax rate was 19.2% (2018: 15.1%). The tax rate on trading results1 for the year to 31 December 2019 was 19.1% (2018: 16.1%). This was at the lower end of the guided rate of between 19–21%. The reported tax rate was in-line with the tax rate on trading results as most non-trading items are expected to be tax deductible.

Basic earnings per share (‘EPS’) was down 10% to 68.6¢ reflecting the impact of acquisitions completed during the year and restructuring charges related to the APEX programme. Adjusted earnings per share1 (‘EPSA’) was up 1% at 102.2¢, reflecting improved trading performance but suppressed by the one-off benefit from a tax provision release in the prior year.

“In 2020 we intend to build on the success of 2019, sustaining our improved performance whilst continuing to invest in the business and improve efficiency.”

Graham Baker

Chief Financial Officer

36	Smith+Nephew Annual Report 2019

Strategy

I’m pleased to report that trading cash flow1 was $970 million, up from $951 million in 2018, and we had another year of strong cash conversion (as defined on page 201) at 83% (2018: 85%). Return On Invested Capital (ROIC1 – as defined on page 204) was 10.5% (2018: 12.5%), reflecting the reduction in operating profit compared to the prior year, principally as a result of additional costs of acquisitions.

Capital allocations and net debt

The appropriate use of capital on behalf of shareholders is important to Smith+Nephew. The Board believes in maintaining an efficient, but prudent, capital structure, while retaining the flexibility to make value enhancing acquisitions. This approach is set out in our Capital Allocation Framework which we used to prioritise the use of cash and ensure an appropriate capital structure.

Net debt2 including lease liabilities was $1,770 million at year end, an increase of $666 million from $1,104 million at 31 December 2018. The Group transitioned to IFRS 16 on 1 January 2019 resulting in lease liabilities of $170 million at 31 December 2019. As part of our strategy to expand in higher growth markets, we actively pursued value-enhancing M&A opportunities in 2019, investing $869 million in acquisitions.

Efficiency

The APEX programme, initiated at the end of 2017, incurred restructuring costs of $134 million in 2019, with additional benefits recognised in the 2019 income statement of around $80 million. This programme is nearing its conclusion and is now expected to deliver annualised benefits of $190 million, $30 million more than originally expected, for a one-off cost of $290 million, $50 million more than originally planned.

As part of the APEX programme significant changes have been made to the finance team within Smith+Nephew. We have an integrated team that combines resources across our major markets with significant support and leadership resource now located in our business services centres in India, Poland, Malaysia and Costa Rica. The finance team has undertaken the challenge of making these changes in a positive way. I am proud of what we have already achieved and excited about the next steps toward our target operating model.

Outlook

In 2020 we expect our underlying revenue growth to be in the range of 3.5% to 4.5%. On a reported basis this equates to a range of around 4.0% to 5.0%, with foreign exchange reducing reported growth by around -80bps based on exchange rates prevailing on 14 February 2020, and acquisitions adding 130bps.

We expect to deliver a 2020 trading profit margin1 at or slightly above 2019 levels. This is after absorbing a transactional foreign exchange headwind of around -50bps, dilution from the 2019 acquisitions and Tusker Medical acquired in January 2020, and the planned increase in investment in R&D, offset by the benefits of the APEX programme.

Smith+Nephew is monitoring the COVID‑19 outbreak closely, which introduces additional uncertainty. Our full year outlook assumes that the situation normalises in early Q2. China represented 7% of Group revenue in 2019.

The tax rate on trading results for 2020 is expected to be in the range 18.5% to 19.5%, subject to any material changes to tax law or other one-off items.

Yours sincerely,

Graham Baker

Chief Financial Officer

Financial highlights3

Revenue growth - reported	KPI	Operating profit margin		Earnings per share (EPS)
	4.8%		15.9%	68.6¢

Revenue growth – underlying[1]	KPI	Trading profit margin[1]	KPI	Adjusted earnings per share[1] (EPSA)
	4.4%		22.8%	102.2¢

1These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

2Net debt is reconciled in Note 15 to the Group accounts.

3Commentary on 2018 versus 2017 performance is included in pages 36-39 in the Form 20-F for the year ended December 31, 2018 filed on March 4, 2019.

Smith+Nephew Annual Report 2019	37

Strategy
Strategy

Financial review

Important changes in 2019 underpinned our improved performance

Dividends

The 2018 final dividend of 22.0 US cents per ordinary share totalling $192 million was paid on 8 May 2019. The 2019 interim dividend of 14.4 US cents per ordinary share totalling $126 million was paid on 30 October 2019.

Return on invested capital

Return On Invested Capital1 (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC decreased from 12.5% in 2018 to 10.5% in 2019 as a result of the reduction in operating profit.

ROIC is defined as:

Operating Profit less Adjusted Taxes
(Opening Net Operating Assets + Closing Net Operating Assets)/2

Group performance

	2019 $ million	2018 $ million	Change $ million
Revenue	5,138	4,904	234
Operating profit	815	863	(48)
Trading profit[1]	1,169	1,123	46
Profit before tax	743	781	(38)
Attributable profit	600	663	(63)
EPS	68.6¢	76.0¢	(7.4¢)
EPSA[1]	102.2¢	100.9¢	1.3¢

Non-IFRS measures

The underlying increase in revenues by market reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

	2019 $ million	2018 $ million	Reported growth %	Underlying growth %	Reconciling items
					Acquisitions/ Disposals %	Currency impact %
US	2,551	2,354	8.4%	3.3%	5.1%	0%
Other Established Markets	1,630	1,693	(3.7%)	0.2%	0.2%	(4.1%)
Emerging Markets	957	857	11.7%	16.1%	0.4%	(4.8%)
Total	5,138	4,904	4.8%	4.4%	2.6%	(2.2%)

Trading profit reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2019 $ million	2019%	2018 $ million	2018%
Operating profit	815	15.9%	863	17.6%
Acquisition and disposal related items	32	0.6%	(7)	(0.1%)
Restructuring and rationalisation costs	134	2.6%	120	2.4%
Amortisation and impairment of acquisition intangibles	143	2.8%	113	2.3%
Legal and other	45	0.9%	34	0.7%
Trading profit	1,169	22.8%	1,123	22.9%

38	Smith+Nephew Annual Report 2019

Strategy

Balance sheet data and net debt

	2019 $ million	2018 $ million	Change $ million
Goodwill and intangible assets	4,356	3,547	809
Other non-current assets	1,724	1,435	289
Current assets	3,219	3,077	142
Total assets	9,299	8,059	1,240
Total equity	5,141	4,874	267
Non-current liabilities	2,594	1,720	874
Current liabilities	1,564	1,465	99
Total liabilities	4,158	3,185	973
Total liabilities and equity	9,299	8,059	1,240
Net debt[2] including lease liabilities	1,770	1,104	666

Goodwill increased by $452 million as a result of acquisitions in the year giving rise to goodwill of $441 million and foreign currency movements of $11 million. Intangible assets increased by $357 million primarily because of acquisitions of $515 million and additions of $49 million being partially offset by amortisation of $204 million.

Other non-current assets increased by $289 million primarily due to an increase of $261 million in property, plant and equipment of which $156 million relates to IFRS 16 right-of-use assets. Current assets increased by $142 million primarily as a result of inventories increasing $219 million due to sales growth and new product build which was partially offset by a decrease in cash of $88 million.

Non-current liabilities increased by $874 million primarily due to a $674 million increase in borrowings of which $124 million relates to the non-current portion of IFRS 16 lease liabilities and $553 million relates to new Euro-denominated borrowings. Current liabilities increased by $99 million primarily relating to the $46 million current portion of IFRS 16 lease liabilities and increases in payables and provisions of $171 million which was partially offset by a repayment of borrowings of $125 million.

Cash flow data

	2019 $ million	2018 $ million	Change $ million
Cash generated from operations	1,370	1,108	262
Trading cash flow[1]	970	951	19
Free cash flow[1]	714	584	130

Cash generated from operations of $1,370 million is after paying out $36 million of acquisition and disposal related items, $123 million of restructuring and rationalisation expenses and a $105 million inflow relating to legal and other items.

Trading cash flow1 increased by $19 million driven by higher trading profit. Free cash flow1  increased by $130 million primarily related to insurance recoveries for ongoing metal-on-metal hip claims.

During the year ended 31 December 2019, the Group purchased a total of 3.1 million (2018: 2.7 million) ordinary shares at a cost of $63 million (2018: $48 million) as part of the ongoing programme to buy back an equivalent number of shares to those vesting as part of the employee share plans.

Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

The Group’s net debt2 increased from $1,104 million at the beginning of 2019 to $1,770 million at the end of 2019, representing an overall increase of $666 million of which $170 million relates to IFRS 16 lease liabilities.

At 31 December 2019, the Group held $257 million (2018: $333 million) in cash net of bank overdrafts. The Group had committed available facilities of $2,851 million at 31 December 2019 of which $1,851 million was drawn.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2020, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

1These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200–204.

2Net debt is reconciled in Note 15 to the Group accounts.

Smith+Nephew Annual Report 2019	39

Strategy
Strategy

Risk report

Our risk management process

Like all businesses, we face a number of risks and uncertainties

Successful management of existing and emerging risks is critical to the achievement of our strategic objectives and to the long-term success of our business. Risk management is therefore an integral component of the Group’s Corporate Governance.

As in previous years our Enterprise Risk Management process is based on a holistic approach to risk management. Our belief is that the strategic and operational benefits of managing risk are achieved when Enterprise Risk Management is aligned with the strategic and operational goals of the organisation, and our process and governance structure achieves this.

The current financial year has seen a further maturing of the risk management framework which is now fully aligned to our structure and integrated into our business processes.

Our risk governance framework

Our risk governance framework is set out above. At the very top of our structure is our Board, setting our risk appetite and monitoring the application of our risk framework including strategy, execution and outputs of risk reviews by the business and Group Risk Team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, risk owner community and our management group. A formal ‘bottom-up’ exercise ensures that risks are escalated back through the process to our Board and form our Principal Risks as appropriate. Providing guidance and rigour across this process is our Executive Committee and the Group Risk Team.

At the third line of defence is our Internal Audit Function, providing an annual opinion on the effectiveness of our Risk Management process to the Executive Committee, chaired by the Chief Executive Officer, and then to the Board and its Committees.

Board of Directors and Board Committees

– Responsible for regular oversight of risk management, for our annual strategic risk review and for determining the risk appetite the organisation is willing to take in achieving its strategic objectives.

– Monitors risks through Board processes (Strategy Review, Disclosures, M&A, Investments, Disposals) and Committees (Audit and Compliance & Culture).

– The Audit Committee is responsible for ensuring oversight of the process by which risks relating to the Company and its operations are managed and for reviewing the operating effectiveness of the Group’s Risk Management process.

40	Smith+Nephew Annual Report 2019

Strategy

Executive Committee sitting as Group Risk Committee

– Identifies and ensures the management of risks that would prevent us from achieving our objectives.

– Appoints Business Area Risk Champions who are accountable for applying the Enterprise Risk Management Policy and Framework to produce the risk deliverables.

– Reviews external/internal environment for emerging risks.

– Reviews risk register updates from Business Area Risk Champions.

– Identifies significant risks and assesses effectiveness of mitigating actions.

Business Area Risk Champions

– Carry out day-to-day risk management activities.

– Identify and assess risk.

– Implement strategy and mitigating actions to treat risk within Business Area.

– Business Area Risk Champions lead regular risk register updates.

Group Risk Team

– Manages all aspects of the Group’s approach to Enterprise Risk Management including design and implementation of processes, tools and systems to identify, assess, measure, manage, monitor and report risks.

– Facilitates implementation and co-ordination through Business Area Risk Champions.

– Provides resources and training to support process.

– Regular risk reporting to the Executive Committee.

– Prepares Board and Group Risk Committee reports.

Annual assessment of effectiveness – Internal audit

– Provides independent assurance to the Board and Audit Committee on the effectiveness of the Group’s Risk Management process.

Risk management life cycle

Our risk management life cycle was fully refreshed in 2017 and was updated in 2019 to align with strategic imperatives and franchise structure.

Our Risk Management Policy, sponsored by our Chief Executive Officer, is supported by an Enterprise Risk Management Manual and the risk team provide training to all risk champions. As in prior years risks continue to be managed through a ‘top-down’ and ‘bottom-up’ process, with regular oversight from the Executive Committee and quarterly reports to the Board Committees. An overview of our risk management life cycle is illustrated.

	1. Risk identification Identifying risks associated with the achievement of our objectives by function at the Group level.	»	2. Gross (inherent) risk assessment Assessing the level of inherent (gross) risk.	»	3. Current control identification Identifying existing controls to mitigate risks.	»

4. Net (residual) risk

Assessing the level of residual (net) risk after mitigation so that risk levels are managed within tolerance thresholds without being over-controlled or foregoing desirable opportunities.

»

^ ^
	5. Risk response planning Identifying additional actions required to meet our expected risk tolerance level and assigning risk owners, timeframes and actions for ongoing management and reporting.	»	6. Risk reporting Reporting the status of our most significant risks through the ‘bottom- up’ business area processes and the ‘top-down’ Executive Committee and Board process.	»	7. Monitoring and review Monitoring of risks and actions by management, the accountable Executive and Board.

Smith+Nephew Annual Report 2019	41

Strategy
Strategy

Risk report continued

2019 principal risks

We assess our Principal Risks in terms of their potential impact on our ability to deliver our Strategic Imperatives. These links are highlighted across the following pages and further information on the Strategic Imperatives is found on page 8. Our Group risk profile has not changed significantly in 2019.

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
Business continuity and business change

The need to ensure the continuous operations of key sites and facilities in order to develop, manufacture and sell our products is a key strategic imperative of the organisation. In addition, the pace and scope of our business ‘change’ initiatives increases the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities may not perform in-line with our plans.

Oversight Board

Examples of risks

– Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufacturing redundancy).

– Severe weather patterns caused by climate change or natural disaster causes damage to manufacturing or distribution facilities, impacting ability to meet customer demand.

– Significant ‘change’ prevents our projects and programmes achieving the intended benefits and disrupts existing business activities.

– Disruption to the business due to critical systems unavailability.

– Widespread outbreaks of infectious diseases (such as COVID-19).

Actions taken by management

– Emergency and incident management and business recovery plans are in place at major facilities and for key products and key suppliers.

– Sustainability Council and policy in place.

– Project management governance and toolkits and project steering committee oversight to support successful execution of programme and projects.

– Executive Committee and Audit Committee oversight of Risks to change programmes.

– IT disaster recovery policy in place.

Risk tolerance In managing our facilities and executing our change programmes we have a low to moderate tolerance for this risk.

Link to strategy

Our Strategic Imperative to ‘Become the best owner’ requires us to ensure we remain sustainable into the future and to drive meaningful margin expansion through operational transformation and organisation simplification.

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
Supply (New risk*)

Operating with a global remit, increased outsourcing, more sophisticated materials and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption in our supply chain.

Oversight Board

Examples of risks

– Failure or significant performance issues experienced at critical/single source facilities.

– Disruption to manufacturing at single or sole source facility (lack of manufacturing redundancy).

– Supplier failure impacts ability to meet customer demand (single source suppliers).

– Inadequate sales and operational planning impacts ability to meet customer demand for product.

– Manufacturing and supply chain capacity not adequate to support growth.

Actions taken by management

– Comprehensive product quality processes and controls are in place from design to customer supply.

– Undertaking risk-based review programmes for critical suppliers.

– Global Operations transformation programme to optimise manufacturing and distribution centres.

– Executive oversight of sales and operational planning.

– Executive Committee and Audit Committee oversight of risks to change programmes.

	Risk tolerance In operating our business and managing our supply chain we have a low to moderate tolerance for this risk.	Link to strategy Our Strategic Imperative to ‘Achieve the full potential of our portfolio’ requires us to optimise the supply chain to support business growth.

* Previously incorporated into Business Continuity.

42	Smith+Nephew Annual Report 2019

Strategy

Cybersecurity

High profile incidents coupled with increasing government focus has resulted in raised awareness of the extent and potential impact of cybersecurity breaches. Our increasing business dependence on networked systems and the internet, the design of new products, digital medical devices and the rapidly evolving cybersecurity threat landscape provides a new level of risk exposure. In response to this we have progressed our activities to manage our threats and vulnerabilities to target cybersecurity investment in the right places.

Oversight Audit Committee
Examples of risks – Loss of intellectual property/major data privacy breach or significant impact on business operations. – Inadequate consideration of cybersecurity in the design of new products.

Actions taken by management

– Security information and event management (SIEM) in place provides real-time analysis of security alerts generated by applications and network hardware.

– Regular penetration testing and frequent vulnerability scanning. Endpoint protection and Intrusion detection/prevention.

– The adoption of Multi-Factor authentication tools to reduce the likelihood of remote attacks.

– Annual mandatory training and continuous awareness training for end-users.

– Security governance structure in place including a Cybersecurity Steering Committee.

– Further strengthening governance including a programme to monitor cybersecurity capabilities and controls, technical and governance matters.

Risk tolerance In managing our cyber risk and the possible disruption and reputational impact we have a low to moderate tolerance for cybersecurity risk.

Link to strategy

Our Strategic Imperative to ‘Transform the business through enabling technologies’ requires us to deliver technology solutions in compliance with laws and regulations and in a way that protects any vulnerability to cyber risk.

Smith+Nephew Annual Report 2019	43

Strategy
Strategy

Risk report continued

2019 principal risks continued

Quality and regulatory

Global regulatory bodies continue to increase their expectations of manufacturers and distributors of medical devices. Our products are used in the human body and therefore patient safety is of paramount importance. The European Medical Device Regulations, launch of ISO 13485:2016, the Medical Device Single Audit Programme and the tightening of the Chinese YY standards have increased the focus on clinical and technical evidence, supplier controls and continual product risk reduction.

Uncertainty in terms of the UK’s future trade and regulatory relations between the EU and UK continued in 2019. Like many other companies we have planned for the impact of a range of eventualities, particularly in continuity assessment and how our products will continue to be appropriately registered for trade around the EU.

Oversight Compliance & Culture Committee

Examples of risks

– Changes to Medical Device Regulations effective in May 2020, impact ability to meet customer demand.

– Increase in Notified Body Review product submission and site/system certification time impacting ability to meet customer demand.

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

Actions taken by management

– Regular engagement with Notified Body and regulatory representatives to monitor regulatory changes and understand interpretation of legislation.

– Comprehensive and documented product quality processes and controls from design to customer distribution are in place.

– Standardised monitoring and compliance with quality management practices through our Global Quality Assurance and Regulatory Affairs organisation.

– Incident management teams in place to provide timely response in the event of an incident relating to patient safety.

– Governance framework in place for reporting, investigating and responding to instances of product safety and complaints.

– Medical Device Regulation Steering Group regularly monitors preparation activities to comply with new requirements.

– Transition of Medical Device Directive certificates to EU notified body.

– Brexit working group is following their planned mitigations.

Risk tolerance

Our response to this risk continues to be critical and our ability to align the standards required to ensure safe and compliant products is the key driver for our extremely low tolerance for risk in this area.

Link to strategy

Our Strategic Imperative to ‘Become the best owner’ requires us to operate effectively and efficiently and to produce compliant products of high quality to provide safe and effective solutions to our customers.

44	Smith+Nephew Annual Report 2019

Strategy

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
New product innovation, design & development including intellectual property

Our new product innovation pipeline is becoming larger and increasingly complex as we start to make our products digital and focused for growth in emerging markets like China. As a result, we need to continue to consider the impact of new standards and regulations such as cybersecurity, and country/region specific standards and requirements. We also need to continue to consider intellectual property matters.

Oversight Board

Examples of risks

– Failure to develop an appropriate pipeline of commercially successful products to meet and anticipate the needs of our customers ahead of the competition.

– Insufficient long-term planning to respond to competitor disruptive entries into marketspace.

– Inadequate innovation due to low Research & Development (R&D) investment, R&D skills gap or poor product development execution.

– Loss of proprietary data due to natural disasters or failure of Product Lifecycle Management (PLM) systems.

– Competitors may assert patents or other intellectual property rights against the Company, or fail to respect the Company’s intellectual property rights.

Actions taken by management

– Global R&D organisation and governance framework providing strategic direction for allocation of R&D investments across all businesses. Clear stage-gate process to continually evaluate R&D investments decisions and development of new products.

– Enhanced relationship with Commercial team to focus on developing products that customers need.

– Strengthened Clinical Affairs programme.

– Cross functional New Product Design and R&D processes focused on identifying new products and potentially disruptive technologies and solutions.

– Project initiated for global PLM systems.

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

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
Talent management

We recognise that people management, effective succession planning and the ability to engage, retain and attract talent is of great importance to the success of our Company. In the current economic environment of strong competition and reduced spending, retention of top talent is a critical risk which requires a strong retention and engagement process. Failure to do so can result in risks in our ability to execute the Group strategy and be effective in the chosen market/discipline.

Oversight Board

Examples of risks

– Loss of key talent, high attrition and lack of appropriate succession planning in context of required skillsets for future business needs.

– Loss of competitive advantage due to an inability to attract and retain top talent.

– Loss of intellectual capital due to poor retention of talent.

Actions taken by management

– Wage and benefit levels are benchmarked against industry averages every six months and adjusted as necessary.

– Talent planning and people development processes are well established across the Group. Talent and succession planning is discussed annually by the Board and regularly by the Executive Committee and Nomination & Governance Committee.

– Identification of high performing individuals and practices to plan for the succession of key roles.

– Consistent and robust performance management process.

– Development of strategic skills resourcing plan by functional areas.

Risk tolerance We have a moderate tolerance for this risk.

Link to strategy

Our Strategic Imperative ‘Strengthen talent and capabilities’ underpins all other strategic imperatives to ensure that we have the right talent within our organisation to deliver in everything we do and to build strong leaders for the future.

Smith+Nephew Annual Report 2019	45

Strategy
Strategy

Risk report continued

2019 principal risks continued

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
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

Actions taken by management

– Franchise structure and enhanced franchise reporting to improve visibility of profitability.

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
Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
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

Oversight Board

Examples of risks

– Failure to identify appropriate acquisitions.

– Failure to conduct effective acquisition due diligence.

– Failure to integrate newly acquired businesses effectively, including integration with Company standards, policies and financial controls.

Actions taken by management

– Acquisition activity is aligned with corporate strategy and prioritised towards products, franchises and markets identified to have the greatest long-term potential.

– Clearly defined investment appraisal process based on range of valuation metrics including return on capital, in accordance with Capital Allocation Framework and comprehensive post- acquisition review programme.

– Undertaking detailed and comprehensive cross-functional due diligence prior to acquisitions.

– Compliance risks included as part of due diligence reviews, integration plans and reporting for acquisitions.

Risk tolerance In acquiring new businesses and business models, we have a moderate to high tolerance for commercial risk and are willing to accept certain risks in pursuit of new business.

Link to strategy

Our Strategic Imperatives to ‘Expand in high- growth segments’ and ‘Transform the business through enabling technologies’ depend on our ability to identify the right acquisitions, to conduct thorough due diligence and to integrate acquisitions effectively.

46	Smith+Nephew Annual Report 2019

Strategy

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
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

Oversight Compliance & Culture Committee

Examples of risks

– Failure to act in an ethical manner consistent with our Code of Conduct.

– Violation of anti-corruption or healthcare laws, breach by employee or third party representative.

– Misuse or loss of personal information of patients, employees, research subjects, consumers or customers results in violations of data privacy laws, including General Data Protection Regulations.

Actions taken by management

– Group Executive Compliance Committee oversees our ethical and compliance practices.

– Global compliance programme, policies and procedures.

– All employees are required to undertake annual training and to certify compliance on an annual basis with our Code of Conduct and Business Principles.

– Group monitoring and auditing programmes in place.

– Confidential independent reporting channels for employees and third parties to report concerns.

	Risk tolerance In fulfilling legal and compliance requirements, we have an extremely low tolerance for this risk.	Link to strategy Our Strategic Imperative to ‘Become the best owner’ requires us to comply with applicable laws and regulations and do the right thing as part of our licence to operate.
Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
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

Oversight Board

Examples of risks

– Failure to execute our strategy adequately from high-level ambition to specific actions to make the ambition a reality.

– Inability to keep pace with significant product innovation and technical advances to develop commercially viable products.

– Failure to adapt our priorities and execution appropriately when conditions change meaning that transformational programmes do not deliver the expected outcomes.

– Failure to engage effectively with our key stakeholders to meet their evolving needs leading to loss of customers.

– Failure to manage distributors effectively leading to stocking and compliance issues.

Actions taken by management

– Franchise structure and enhanced franchise reporting to improve visibility of profitability.

– Global R&D organisation and supporting governance framework.

– Improved market development and launch execution – commitment to win profitably in our target markets.

– Strategic planning process clearly linked to business and Group risk.

– Policies and procedures to enhance channel management implemented.

Risk tolerance We have a low to moderate tolerance level for commercial execution risk.

Link to strategy

Our Strategic Imperatives to ’Achieve the full potential of our portfolio’, ‘Transform the business through enabling technologies’ and ‘Expand in high-growth segments’ requires excellent commercial execution.

Smith+Nephew Annual Report 2019	47

Strategy
Strategy

Risk report continued

2019 principal risks continued

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
Political and economic

Across our business we are exposed to the effects of political and economic risks from the impact of Brexit to changes in the regulatory and competitive landscape to the impact of the US Trade Policy. Turning to Brexit, there remain heightened levels of political and regulatory uncertainty in the UK following the referendum vote to leave the EU in June 2016. This uncertainty is expected to continue for the foreseeable future until alternative trade deals have been put in place. This situation may adversely impact trading performance across the sector.

Oversight Board

Examples of risks

– Regulatory and supply chain risk if alternative trade arrangements are not in place at the end of the post- Brexit transition period.

– Global political and economic uncertainty and conflict.

– Implementation of healthcare reforms and/or protectionist measures and regulation or legislation in local markets.

– The availability of markets and market access rights.

– Increases in import and labour costs.

– Increases in tariffs and restrictions on global trade.

Actions taken by management

– Continued engagement with governments, administrations and regulatory bodies.

– The Group has a Brexit committee which meets regularly and addresses all affected areas including Regulation, Supply Chain, HR and Finance.

– Ongoing engagement and monitoring/lobbying on localisation initiatives.

Risk tolerance In managing risk arising from changes to our political economic environment, we have a low to moderate tolerance.

Link to strategy

Our Strategic Imperative to ‘Become the best owner’ requires us to operate effectively within different global political situations, which change constantly.

Further, the Strategic Imperative to ‘Expand in high-growth segments’ includes an Emerging Market focus.

Natural disaster causes disruption to manufacturing at single or sole source facility (lack of manufactur-ing redundancy).
Finance (New risk*)

Our financial results depend on our ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury risks and avoid significant transactional errors and customer defaults. Failure to comply with our financial reporting requirements or relevant tax laws can lead to litigation and regulatory activity and ultimately to material loss to the Group.

Oversight Audit Committee

Examples of risks

– Failure to report accurate financial information in compliance with accounting standards and applicable legislation.

– Failure to comply with current tax laws or to manage treasury risks effectively.

– Failure to operate adequate financial controls over business operations leading to material financial loss to the Group.

Actions taken by management

– Comprehensive financial controls framework ensuring compliance with Sarbanes-Oxley legislation including Minimum Acceptable Practices.

– Experienced Finance team.

– Internal Audit and Audit Committee oversight.

– Financial systems implementations and cybersecurity programme.

	Risk tolerance In financial reporting and disclosure, tax compliance and managing treasury and transaction processing we have a low to moderate tolerance for this risk.	Link to strategy Our Strategic Imperative to ‘Become the best owner’ requires us to comply with financial reporting and tax obligations and manage our financial risks appropriately.

* Aspects of which were previously incorporated in Legal and Compliance, Commercial Execution and Political and Economic risks.

48	Smith+Nephew Annual Report 2019

Strategy

2020 Risk Management Plan

Our work will continue to evolve in 2020 and we will strengthen our approach to managing risks across the organisation.

We will continue to ensure a truly collaborative approach to risk management with risk accountability sitting squarely with management and a proactive Group Risk function influencing decision-making through effective challenge and timely consultation.

2020 Risk Management timeline

Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Group Risk Team
– Refresh Enterprise Risk Management Policy.	– Risk training. – Report to Audit Committee. – Facilitate ‘top-down’ review process.		– Prepare 2021 Enterprise Risk Management Strategy. – Prepare Review of Principal Risks. – Report to Audit Committee.	– Refresh Enterprise Risk Management Policy.

Business Risk Areas
– Quarterly Risk Review by leadership teams.	– Quarterly Risk Review by leadership teams. – Review Principal Risks and map to Strategic Imperatives.	– Quarterly Risk Review by leadership teams. – Risk Register refresh and submission to Group Risk Team.	– Quarterly Risk Review by leadership teams.	– Quarterly Risk Review by leadership teams.

Executive Committee
– Review reports from Group Risk Team.	– Review reports from Group Risk Team.	– ‘Top-Down’ review of Principal Risks.	– Approve Principal Risks.	– Review reports from Group Risk Team.

Internal Audit
– Risk Management Effectiveness Review report to Audit Committee.		– 2021 Risk-Based Internal Audit Plan Preparation.		– Risk Management Effectiveness Review report to Audit Committee.

Compliance & Culture Committee
– Receive reports from Chief Legal and Compliance Officer and Chief Quality and Regulatory Officer including Risk Updates.

Audit Committee
– Review and approval of the Group’s 2019 Risk Management Process and Viability Statement.	– Receive report from the Group Risk Team and review Enterprise Risk Management process.	– Receive report from the Group Risk Team and review Enterprise Risk Management process.	– Review and approve Principal Risks.	– Review and approval of the Group’s 2020 Risk Management Process and Viability Statement.

Board
– Approve Principal Risks.				– Approve Principal Risks.

Smith+Nephew Annual Report 2019	49

Strategy
Strategy

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

– In June 2019, the Executive Committee (‘ExCo’) met as a Risk Committee to: (1) review the 2019 principal risks (the top down risk review process), (2) discuss the importance of assessing risk at the Enterprise level, and (3) to discuss emerging risks. The Executives were asked to consider the significant risks which they believed could seriously impact the profitability and future prospects of the Company and the principal risks that would threaten its business model, future performance, solvency or liquidity.

– All ExCo members nominated the Risk Champions and have worked with them to prepare risk registers. The Risk Champions nominated by the ExCo are senior, trained in risk management and the majority of the team have at least two years of experience in the Company.

– Using the outputs from the Business Area ‘bottom‑up’ risk identification completed in September 2019 and following ‘top‑down’ discussions with ExCo, the most significant risks affecting our organisation were presented to ExCo for approval in November as the draft 2019 Principal Risks facing the Company.

– Principal risks have been realigned to our Strategic Imperatives. 12 Principal Group Risks have been identified building on 10 identified in 2018. Supply and Finance are new in 2019.

– All Accountable Executives have attested alignment to the Group’s Enterprise Risk Management Process as part of the annual certification on governance, risks and compliance.

– Final principal risks were presented to the Audit Committee and the Board in February 2020 for their consideration and approval.

– As part of the strategy business updates in November, the Board considered and discussed the principal risks which could impact the business model over the next three years and discussed with the management team how these risks were being managed and mitigated.

– Throughout the year, a number of reviews into diﬀerent risks were conducted by the Board, the Audit Committee and the Compliance & Culture Committee looking into the nature of the risks and how they were mitigated.

Assessment period

The Board have determined that the three-year period to December 2022 is an appropriate period over which to provide its Viability Statement. This period is aligned to the Group’s Strategic Planning process and reflects the Board’s best estimate of the future viability of the business.

Scenario testing

For the purpose of testing the viability of the Company, we have undertaken a robust scenario assessment of the principal risks, which could threaten the viability or existence of the Company. These have been modelled as follows:

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

– We are satisfied that we have robust mitigating actions in place as detailed on pages 42–48 of this Annual Report. We recognise, however, that the long-term viability of the Company could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less eﬀective than intended.

50	Smith+Nephew Annual Report 2019

Strategy

2019 Scenarios modelled

Scenario 1 – Pricing and reimbursement pressures
Pricing and reimbursement pressures (Principal Risk) – leading to a major loss of revenues and profits.	Action taken: We have modelled additional annual price erosion of 1% from 2020.
Link to strategy – Achieve the full potential of our portfolio	Link to principal risks – Pricing and Reimbursement
Scenario 2 – Operational risk
Execution risk – our inability to launch new products losing significant market share to the competition.	Action taken: We have modelled revenue growth for China at 50% of the plan over the three-year period.
Key supplier disruption – resulting in our inability to manufacture or supply a few key products for a full year.	Action taken: We have modelled an interruption to receiving goods from a key supplier for a period of one year.
Temporary loss of key production capability – resulting in our inability to manufacture several key products for two years.	Action taken: We have modelled the loss of strategic production machinery, resulting in the loss of production and sales of several key products for two years from 2021.
Product liability claim – giving rise to significant claim or loss.	Action taken: One-off significant loss occurring due to a new product defect.
Link to strategy – Become the best owner. – Transform the business through enabling technologies. – Achieve the full potential of our portfolio.	Link to principal risks – Supply – New Product Innovation, Design & Development Including Intellectual Property. – Commercial Execution. – Business Continuity and Business Change.
Scenario 3 – Finance, legal regulatory and compliance risks
Regulatory measures – impacting our ability to continue to sell key products.	Action taken: We have modelled the complete loss of revenue from a key product effective beginning of 2020 for two years and returning back in lower volumes in 2022.
Tax or treasury failure – giving rise to a significant fine or loss.	Action taken: We have assumed a one-off significant fine or loss resulting from a tax compliance or treasury operations issue in 2021.
Link to strategy – Become the best owner.	Link to principal risks – Legal and Compliance. – Quality and Regulatory. – Finance.
Scenario 4 – Cybersecurity
Inability to issue invoices or collect money for a period of time.	Action taken: We have modelled one of our key regions being unable to invoice for a month in 2021 due to an IT disruption.
Link to strategy – Transform the business through enabling technologies.	Link to principal risks – Cybersecurity.
Scenario 5 – Mergers and acquisitions
Failure to integrate newly acquired business effectively to achieve expected growth.	Action taken: We have modelled a scenario of zero growth in a recently acquired business.
Link to strategy – Achieve the full potential of our portfolio.	Link to principal risks – Mergers and Acquisitions.
Scenario 6 – Political and economic
Political and economic risk – for example, political upheaval, which could cause us to withdraw from a major market for a period of time.	Action taken: We have modelled a loss of revenue in our Middle East markets due to global conflict for twelve months.
Link to strategy – Become the best owner.	Link to principal risks – Political and Economic.

Viability Statement

Having assessed the principal risks, the Board has determined that we have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2020. In our long-term planning we consider horizons of both five and ten years. However, as most of our eﬀorts are focused on the coming three years, we have chosen this period when considering our viability.

Our conclusion is based on our current Strategic Plan approved by the Board in February 2020, having regard to longer-term strategic intentions, yet to be formulated in detail. However, we operate in a changing marketplace, which might cause us to adapt our strategic plan. In responding to changing external conditions, we will continue to evaluate any additional risks involved which might impact the business model.

By order of the Board, on 20 February 2020.

Susan Swabey

Company Secretary

Smith+Nephew Annual Report 2019	51

Strategy
Governance

Statement of Compliance

The Board is committed to the highest standards of corporate governance. We comply with all the provisions and principles of the UK Corporate Governance Code 2018 (2018 Code), except that we recognise we have not complied fully with Provision 41 to engage with the workforce on the alignment of executive pay with the wider company pay policy. The Board will address this in 2020 at their Board Listening Sessions, described on page 85. Nor did we comply with Provision 38 in 2019 in aligning Executive Director pension payments with the wider workforce. This will be addressed in 2020 as described on pages 87 and 91.

The Company’s American Depositary Shares are listed on the New York Stock Exchange (NYSE) and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC and have no significant differences to report between the US and UK corporate governance standards.

We explain in this ‘Governance in Action’ section how we comply with and have applied the 2018 Code during the year. The 2018 Code can be found at www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.pdf. We also explain how we have complied with the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure & Transparency Rules (DTRs) throughout the year.

Letter from the Chair

The 2018 UK Corporate Governance Code continues to be implemented and this will proceed throughout 2020. As a Board we’re thinking about our purpose and culture pillars with every decision we make, including the appointment of our new Chief Executive Officer.

Dear Shareholder,

I am pleased to present the governance section of our Annual Report, which includes details about the Board and an explanation of our individual roles and responsibilities. We also summarise the activities of the Board and the Chair of each Board Committee discusses the activities of that Committee during the past year.

One of the Board’s key decisions in 2019 was the appointment of Roland Diggelmann as Chief Executive Officer. In October 2019, we announced that Namal Nawana was leaving by mutual agreement to pursue opportunities outside the UK and Roland was appointed the Company’s new Chief Executive Officer, effective 1 November 2019. I wish Namal well in his next role and thank him for the seamless handover he provided to Roland up to his departure as an employee on 31 December 2019.

Roland Diggelmann had been a potential candidate to replace Olivier Bohuon following his retirement in May 2018. He was at that time unavailable due to his executive duties, but we were so impressed with his medical devices knowledge and character that the Board invited him to be a Non-Executive Director. From our Board evaluation in 2017 we had identified a skills gap in medical devices and he fulfilled this requirement. Not only did he have 18 months insight into the Company as a Non-Executive Director but he has approved and genuinely believed in the work on culture, strategy,

52	Smith+Nephew Annual Report 2019

Strategy

people, markets and geographies undertaken by the Executive Team during his time as a Non-Executive Director. He has developed a strong link with the Executive team already from his medical devices market knowledge and understanding of their own pressures and requirements.

Roland spent 12 years at Zimmer Group, in the role of MD of Zimmer Japan and then later as Senior Vice President, EMEA. The next 10 years of his career were spent at Roche Diagnostics where he was both MD of Asia Pacific and CEO of Diagnostics. Here, he led 34,000 people to beat market growth over a 10 year period. He has the appetite to be a Chief Executive Officer in a UK and US listed company and understands the principles of governance and remuneration in a UK listed environment. Roland is motivated by his interest in medical devices and I was proud to announce him as our new Chief Executive Officer.

Governance

The publication by the Financial Reporting Council in 2018 of the new UK Corporate Governance Code (the ‘Code’) and the Guidance on Board Effectiveness caused us to reconsider some aspects of how we operate as a Board. We now focus even more on our purpose, culture pillars and stakeholders. As explained on page 2, our strategy is derived directly from our purpose and culture. We have thought carefully about how to formalise our consideration of the impact our decisions have on our key stakeholders and section 172 duties under the Companies Act 2006. See pages 84 and 85.

All Board papers requiring a Board decision are required to include a specific section discussing the impact of that decision on our employees, customers, suppliers, investors, governments and regulators, where relevant. This is discussed further on pages 84 and 85 and elsewhere throughout the report. We feel as a Board our decision to not appoint an employee representative or a designated single director was the right decision for Smith+Nephew. The Compliance & Culture Committee comprises Non-Executive Directors based in Europe, US and Asia, which enables a greater global reach to all our international employees.

The Compliance & Culture Committee conducted its first meeting on 10 April 2019, with Marc Owen as Chair Elect. It has reviewed the results from our culture survey and reported these results to the Board, who also had access to the findings. With this information the Board has been able to ensure that policy and practices are aligned throughout the business to the Company purpose: Life Unlimited. For us, this model is working well. The Board has built on the work Namal and his team did in 2018 to listen effectively through town halls and other means of engagement and respond to the employee voice. Roland has continued this with the induction that he has undertaken during Q4 2019 as your new Chief Executive Officer. This programme will be developed further by the expanded Compliance & Culture Committee and will be in addition to the engagement we currently have with employees when we undertake site visits as part of our Board programme. We visited our Memphis site in June and were pleased to report on the changes the Executive team made to such an important manufacturing plant, to our business and the positive impact this is already having on our staff. Further information about some of our stakeholders we met as a Board when visiting a hospital in Switzerland, last September is also reported by Marc Owen, the Chair of the Compliance & Culture Committee.

As you will read later, the Remuneration Committee, like many other FTSE companies, has been busy this year, meeting shareholders to discuss our new proposed Remuneration Policy and ensuring shareholders were able to engage. We hope the feedback they provided can be shown in our reporting and they continue to fully support our proposals outlined in our 2020 Remuneration Policy.

Changes to the Board in 2019

During the year to 31 December 2019, there were the following changes to the Board:

1. Ian Barlow, after nine years’ service retired from the Board as Senior Independent Director at the Annual General Meeting on 11 April 2019 and Robin Freestone, Chair of the Audit Committee and member of the Remuneration Committee was appointed as Senior Independent Director in his place.

2. Michael Friedman retired from the Board as Chair of the Ethics & Compliance Committee on 11 April 2019. Marc Owen, member of the Audit Committee became Chair of the now Compliance & Culture Committee on that date and the first meeting took place on 10 April 2019.

3. Namal Nawana resigned as Chief Executive Officer on 31 October 2019 and was succeeded by Roland Diggelmann.

We would like to thank both Ian and Michael for their outstanding contribution to the Company through periods of change.

These few changes have provided relative stability to the Board during a time of change of Chief Executive Officer and development of a new Remuneration Policy.

Roberto Quarta

Chair

Smith+Nephew Annual Report 2019	53

Strategy
Governance

Board Leadership and Purpose

Board of Directors

Committee key

Ⓐ Member of the Audit Committee

Ⓒ Member of the Compliance & Culture Committee

Ⓝ Member of the Nomination & Governance Committee

Ⓡ Member of the Remuneration Committee

● Committee Chair

Roberto Quarta (70)	Ⓝ Ⓡ
Chair

Joined the Board in December 2013 and appointed Chair following election by shareholders at the 2014 Annual General Meeting.

Career and experience

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career as a manager trainee at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc, where he was a divisional Chief Executive. Between 1985 and 1989 he was Executive VP of Hitchiner Manufacturing Co., Inc. He returned to BTR plc in 1989 as Divisional Chief Executive, where he was appointed to the main board. From here he moved to BBA Aviation plc, as CEO and then as Chair, until 2007. In 2001, he joined Clayton Dubilier & Rice (CD&R) as Partner and is currently Chair of CD&R Europe.

He has held several board positions, including Non-Executive Director of Powergen plc, Equant N.V., BAE Sys-tems plc and Foster Wheeler AG. His previous Chairmanships include Italtel SpA, Rexel S.A., IMI plc and SPIE SA. Roberto was also a former member of the Investment Committee of Fondo Strategico Italiano S.p.A.

Other current appointments

– Chair of WPP plc.

– Partner at CD&R.

– Chair of CD&R Europe.

Skills and competencies

Roberto’s career in private equity brings valuable experience to Smith+Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and chair of a number of UK and international companies.

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

Nationality

 American/Italian

Roland Diggelmann (52)

Chief Executive Officer

Appointed Independent Non-Executive Director and Member of the Audit Committee on 1 March 2018 until 21 October 2019, when the Company announced Roland would be appointed Chief Executive Officer with effect from 1 November 2019. He was re-elected by shareholders at the 2019 Annual General Meeting (AGM) and will stand for re-election as Chief Executive Officer at the AGM on 9 April 2020. Roland is based in Zug, Switzerland.

Career and experience

Roland studied Business Administration at the University of Berne. In 1995, he joined Sulzer Medica AG as Manager Strategic Planning and progressed into further senior roles over the years until his appointment as Executive Vice President, Sales Europe and Asia Pacific from 2002 to 2004 for Sulzer Medica AG (later known as Centerpulse).

Roland joined Zimmer Group in 2004, in the role of Managing Director of Zimmer Japan and then later in 2006 as Senior Vice President, EMEA until 2008. Roland joined Roche Diagnostics in 2008 starting as president of Asia Pacific before assuming the role of Chief Executive Officer of the Diagnostics Division of F. Hoffmann-La Roche Ltd from 2012 until September 2018.

Other current appointments

– Director of Igenomix.

– Director of HeartForce AG.

– Director of Accelerate Diagnostics, Inc., which is listed on NASDAQ (Nasdaq: AXDX).

Skills and competencies

Having spent his whole career in medical devices, with 12 years at Sulzer and Zimmer, Roland brings an in-depth knowledge of the medical device industry and healthcare environment, which is of great value to Smith+Nephew.

Nationality

 Swiss

54	Smith+Nephew Annual Report 2019

Strategy

Graham Baker (51)

Chief Financial Officer

Appointed in March 2017. Graham is based in Watford, UK.

Career and experience

Graham holds an MA degree in Economics from Cambridge University and qualified as a Chartered Accountant and Chartered Tax Adviser with Arthur Andersen. In 1995, he joined AstraZeneca PLC where he worked for 20 years, holding multiple senior roles, including Vice President Finance & Chief Financial Officer, North America (2008–2010), Vice President, Global Financial Services (2010–2013) and Vice President, Finance, International (2013–2015) with responsibility for all emerging markets. Most recently, Graham was Chief Financial Officer of generic pharmaceuticals company Alvogen.

Other current appointments

– N/A.

Skills and competencies

Graham has deep sector knowledge and has had extensive exposure to established and emerging markets which is extremely relevant to his role at Smith+Nephew. He has a strong track record of delivering operational excellence and has relevant experience across major finance roles and geographic markets, leading large teams responsible for significant budgets.

Nationality

 British

Vinita Bali (64)	Ⓒ Ⓡ
Independent Non-Executive Director

Appointed in December 2014.

Career and experience

Vinita holds an MBA from the Jamnalal Bajaj Institute of Management Studies, University of Bombay and a BA in Economics from the University of Delhi. She commenced her career in India with a Tata Group company, and then joined Cadbury India, subsequently working with Cadbury Schweppes plc in the UK, Nigeria and South Africa. She has also held a number of senior global positions in marketing and general management at The Coca-Cola company based in the US and South America, becoming President of the Andean Division in 1999 and VP, Corporate Strategy in 2001. In 2003, she joined Zyman Group, LLC, a US-based consultancy, as Managing Principal. Vinita was MD and CEO of Britannia Industries Limited, a leading Indian publicly listed food company from 2005 to 2014.

Other current appointments

– NED of Syngene International Limited.

– NED of Bunge Limited.

– NED of CRISIL India (a Standard & Poor company).

– Member of the Advisory Board of PwC India.

– NED of Cognizant Technology Solutions Corporation.

Skills and competencies

Vinita has an impressive track record of achievement with blue-chip global corporations in multiple roles and multiple geographies including India, Africa, South America, US and UK, all key markets for Smith+Nephew. Her CEO experience together with strong appreciation of customer service and marketing adds deep insight as Smith+Nephew continues to develop innovative ways to serve our markets and grow our business.

Nationality

 Indian

The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL (71)	Ⓒ Ⓝ Ⓡ
Independent Non-Executive Director

Appointed in April 2012.

Virginia has been a Member of the Compliance & Culture Committee since April 2019.

Career and experience

Virginia gained her MSc in Social Administration from the London School of Economics following her first degree. She was appointed a Life Peer in 2005 following her career as a Member of Parliament between 1984 and 2005. She served successively as Secretary of State for Health and then Culture, Media and Sport. Virginia was formerly a Director of Bupa and AkzoNobel NV.

Other current appointments

– Director of International Resources Group Limited, where she is Chair of Board & CEO Practice at Odgers Berndtson.

– Member of the International Advisory Council of Chugai Pharmaceutical Co.

– Chancellor of University of Hull.

– Sheriff of Kingston upon Hull.

– Trustee of The Economist Newspaper.

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

Nationality

 British

Smith+Nephew Annual Report 2019	55

Strategy
Governance

Erik Engstrom (56)	Ⓐ Ⓝ
Independent Non-Executive Director

Appointed in January 2015.

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

Other current appointments

– Member of Bonnier Group’s Board.

– CEO of RELX Group.

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

Nationality

 Swedish

Robin Freestone (61)	Ⓐ Ⓝ Ⓡ
Independent Non-Executive Director

Appointed in September 2015.

Robin was appointed Senior Independent Director following the Annual General Meeting on 11 April 2019.

Career and experience

Robin graduated with a BA in Economics from The University of Manchester and later qualified and commenced his career as a Chartered Accountant at Deloitte. He has held a number of senior financial positions throughout his career, including at ICI plc, Henkel Ltd and at Amersham plc. Robin was the Deputy CFO and then later the CFO of Pearson plc between 2006 and August 2015, where he was heavily involved with the transformation and diversification of Pearson. He was previously NED at eChem Ltd, Chair of the 100 Group and Senior Independent Director and Chair of the Audit Committee of Cable & Wireless Communications plc. Robin was also previously Chair of the Audit Committee of MoneySupermarket.com plc.

Other current appointments

– NED and Chair of the Audit Committee at Capri Holdings Ltd, (formerly Michael Kors Holdings Ltd).

– Chair of the ICAEW Corporate Governance Committee.

– Chair of the Board at MoneySupermarket.com plc as well as Chair of their Nomination Committee.

Skills and competencies

Robin has been a well-regarded FTSE 100 CFO who has not only been heavily involved with transformation and diversification, but also the healthcare industry at Amersham, where his acquisition experience is of value to Smith+Nephew as it continues to grow globally and in different markets. He brings financial expertise and insight as Chair of the Audit Committee and an understanding of how to attract and retain talent in a global business as a member of the Remuneration Committee.

Nationality

 British

Marc Owen (60)	Ⓐ Ⓒ
Independent Non-Executive Director

Appointed in October 2017.

Appointed Chair of the Compliance & Culture Committee in April 2019.

Career and experience

Marc graduated from Oxford University with a BA and BCL in Law. In 1984 he was called to the Bar, following four years at Corpus Christi College Cambridge as a fellow and director of studies in law. He decided upon a corporate career and undertook an MBA at Stanford University. Marc commenced his healthcare and technology career at McKinsey & Company where he progressed to senior partner and eventually a founding partner of McKinsey’s Business Technology Office. In September 2001, Marc joined McKesson Corporation and served as Executive Vice President and member of the Executive Committee. He delivered strategic objectives and led over 40 acquisitions and divestments over a 10-year period. In late 2011 he headed Mckesson Speciality Health, which operates over 130 cancer centres across the US and provides services including market intelligence, supply chain services, patient access to therapy, provider and patient engagement and clinical trial support. His final executive role came in 2014 where he was appointed Chair of the European Management Board at Celesio AG. He retired in March 2017 once he had improved operations, set the strategy and recruited his successor.

Other current appointments

– N/A.

Skills and competencies

Marc is a proven leader with an astute, strategic vision, capable of building significant international healthcare businesses. He has strong commercial healthcare expertise, which the Board values deeply and makes him ideally placed to Chair the Compliance & Culture Committee.

Nationality

 British

56	Smith+Nephew Annual Report 2019

Strategy

Angie Risley (61)	Ⓡ
Independent Non-Executive Director

Appointed in September 2017.

Career and experience

After graduating from Exeter University, Angie joined United Biscuits followed by Pizza Hut (UK) Ltd as Human Resources Director, a joint venture between PepsiCo and Whitbread plc. After five years she joined Whitbread, becoming Executive Director on the plc board responsible for HR and Corporate Social Responsibility in 2004. Between 2007–2013 she was the Group HR Director for Lloyds Banking Group, joining J Sainsbury plc as Group HRD and a member of their Operating Board in January 2013. Over the years, Angie has been a member of the Low Pay Commission and has held a number of Non-Executive Directorships with Biffa plc, Arriva and Serco Group plc, and now Smith+Nephew. At Serco she was the Chair of the Remuneration Committee. Previously she has attended Remuneration Committees of Whitbread, Lloyds Banking Group, Arriva and now J Sainsbury plc.

Other current appointments

– J Sainsbury plc Group HRD and member of their Operating Board.

Skills and competencies

Angie is a well-regarded FTSE 100 Human Resources Director, proven Non-Executive Director and Remuneration Committee Chair. She has gained experience in a wide range of sectors, including a regulated environment. This diversity of experience is welcomed by the Board and the Remuneration Committee. Angie is also an additional resource and sounding board for Smith+Nephew’s own internal Human Resources function.

Nationality

 British

Susan Swabey (58)

Company Secretary

Joined Smith+Nephew in May 2009 as Company Secretary with responsibility for board support and corporate governance, employee and executive share plans and subsidiary governance. She is based in Watford, UK.

Other current appointments

– Chair of the CBI Companies Committee.

– Chair of ShareGift, the share donation charity.

– Member of the Financial Reporting Council Lab Steering Group.

Skills and experience

Susan holds an MA from Corpus Christi College Oxford in Literae Humaniores and is a Fellow of The Chartered Governance Institute.

Susan has over 30 years’ experience as a Company Secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered board support, corporate governance, remuneration, corporate transactions, group risk management, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is a frequent speaker on corporate governance and related matters.

Nationality

 British

Smith+Nephew Annual Report 2019	57

Strategy
Governance

Board Leadership and Purpose continued

Executive team

Roland Diggelmann is supported in the day-to-day management of the Group by Graham Baker, Chief Financial Officer, and a strong team of Executives.

Our commercial model

Chief Executive Officer

Chief Financial Officer
President, Orthopaedics	President, Sports Medicine & ENT	President, Advanced Wound Management

President, Global Operations & GBS

Chief Quality and
President, Europe, Middle East and Africa – position currently vacant	President, Asia Pacific		Regulatory Affairs Officer

President, Research & Development

Chief Business development and Corporate Affairs Officer

Chief Human Resources Officer

Chief Legal & Compliance Officer

Brad Cannon (51)

President, Sports Medicine & ENT

Joined Smith+Nephew in 2012 and has since been the President of Smith+Nephew’s Europe and Canada business, the Company’s Chief Marketing Officer, and now serves as the President of the Global Sports Medicine and Ear, Nose and Throat business. He is based in Andover, US.

Skills and experience

Brad was most recently the Chief Marketing Officer and prior to that the President of Europe and Canada, where he successfully led the commercial business in those regions. He has also served as the President of Global Orthopaedic Franchises, leading Smith+Nephew’s Reconstruction, Endoscopy, Trauma and Extremities businesses. Prior to Smith+Nephew, Brad worked in Medtronic’s Spine and Biologics division. From 2009, he was responsible for Medtronic’s Spine International division and held positions heading US sales and global commercial operations. Brad is a graduate of Washington and Lee University, and the Wharton School of Business at the University of Pennsylvania.

Nationality

 American

58	Smith+Nephew Annual Report 2019

Strategy

Phil Cowdy (52)

Chief Business Development and Corporate Affairs Officer

Joined Smith+Nephew in 2008 as Director of Investor Relations. From 2010 his responsibility expanded as Head of Corporate Affairs, including media, investor relations, global brand and government affairs, together with Strategic Planning. Between 2015 and 2018 he was also responsible for IT. In 2018 he took on additional responsibility for Business Development. He is based in Watford, UK.

Skills and experience

Prior to joining Smith+Nephew, Phil served as a Senior Director at Deutsche Bank and predecessor firms for 13 years, providing corporate finance and equity capital markets advice to a variety of UK-based companies. He qualified as a chartered accountant with EY.

Nationality

 British

Myra Eskes (48)

President, Asia Pacific

Joined Smith+Nephew in May 2019 with responsibility for Asia Pacific. Myra is based in Singapore.

Skills and experience

Myra is a strong and highly respected leader with deep cross-cultural experience bringing more than two decades of enterprise-wide experience in finance, manufacturing, operations, sales and marketing. Most recently, Myra was President and CEO of GE Healthcare Southeast Asia, Korea, Australia and New Zealand, reporting directly to the CEO as part of the global management team. In this role, she was responsible for the diagnostic and interventional imaging, patient monitoring, healthcare digital and life sciences businesses.

Prior to this, Myra led the GE Life Sciences business for the Eastern & African growth markets, covering Turkey, the Middle East, Africa and Russia/Commonwealth of Independent States (CIS) countries. There, she drove growth in the region by working with customers who were investing in life sciences technologies and research, including pharmaceutical diagnostics, bioprocessing, services and in-vitro diagnostics. In addition to her diverse operational experience in complex and broad-based businesses around the world, Myra has a proven track record of driving strong revenue growth and increasing profitability. She has created high performing teams to deliver innovative medical devices and life sciences solutions on three continents and has a true passion for customers and improving access to quality healthcare.

Nationality

Dutch

Simon Fraser (52)

President, Advanced Wound Management

Joined Smith+Nephew in January 2019 with commercial leadership responsibility for Advanced Wound Management in the US and global marketing for the Advanced Wound Management Franchise. Simon is based in Fort Worth, US.

Skills and experience

Simon brings to this role more than 25 years’ of experience across medical devices, pharmaceuticals and diagnostics, including wound management. Importantly, he is a purpose-driven and accomplished business leader who has successfully managed large, global commercial organisations with full P&L responsibility while growing business and earning market share.

Prior to joining Smith+Nephew Simon was Group Vice President of Dentsply-Sirona’s Dental Implant Global Business Unit. Prior to this Simon was Vice President, US Commercial Infectious Diseases including corporate accounts at Abbott Laboratories. Simon joined Abbott following the acquisition of Alere where he had three successful years as the President of Latin America. Prior to these roles, Simon had a 15-year career with Johnson & Johnson, where he held increasingly senior commercial roles spanning surgical devices, wound management, implants and pharmaceuticals including both global strategic marketing and P&L responsibilities.

Nationality

 American/Canadian

Smith+Nephew Annual Report 2019	59

Strategy
Governance

Mark Gladwell (44)

President, Global Operations and Global Business Services

Joined Smith+Nephew in August 2018 with responsibility for Global Manufacturing, Global Supply Chain, Global Procurement, Global Engineering and Global Operational Excellence, and all Operational Strategy and programmes including APEX projects related to Global Operations. From 2019 Mark also took responsibility for Global Business Services. Mark is based in Watford, UK.

Skills and experience

Mark joined Smith+Nephew from QIAGEN, a provider of sample and assay technologies for molecular diagnostics, applied testing, academic and pharmaceutical research. There he was Senior Vice President of Global Operations responsible for global manufacturing, supply chain, quality assurance and control, regulatory affairs, and global customer service.

Mark is a seasoned operational leader bringing more than 20 years’ of experience in progressively senior operations roles across global organisations including DuPont, AGFA Medical Imaging, Johnson & Johnson, and Alere Inc. Mark has experience of working and living in Europe and the US and operating global manufacturing and supply chain organisations with a significant focus and track record in delivering operational excellence transformation programmes.

Nationality

 British

Melissa Guerdan (45)

Chief Quality and Regulatory Affairs Officer

Joined Smith+Nephew in July 2018 with responsibility for Quality and Regulatory Affairs and assumed additional responsibility in 2019 for the Portfolio Compliance organization, inclusive of the Group EU MDR. Melissa is based in Andover, US.

Skills and experience

Melissa brings more than 20 years’ of leadership experience in Quality and Regulatory Affairs spanning the pharmaceutical, medical device and biologics industries. Melissa has deep compliance and operations knowledge and has progressed through senior leadership roles in global organisations including Pfizer, Baxter, Covidien and Alere. Most recently, Melissa was Senior Vice President, Quality and Regulatory for Alere where she had executive responsibility for establishing enterprise vision, strategy and direction for all aspects of quality, compliance and regulatory affairs. Melissa is adept at inspiring diverse global organisations to achieve common goals and has consistently delivered material value at the enterprise level through transformational quality and regulatory improvement programmes.

Melissa holds a BA degree in Biology and Psychology, and holds an MBA from DePaul University.

Nationality

 American

Skip Kiil (45)

President, Orthopaedics

Joined Smith+Nephew in November 2018 with global responsibility for the Orthopaedics franchise which includes Reconstruction, Trauma, Extremities and Robotics. Skip is based in Memphis, US.

Skills and experience

Skip is a seasoned leader who brings a wealth of global experience from diverse medical technology companies, and importantly, significant global experience in Orthopaedics markets over an extended period. Prior to joining Smith+Nephew, Skip was most recently responsible for all Global Commercial Operations at NuVasive and member of the senior executive leadership team. Prior to this, Skip spent three years with Alcon, a division of Novartis Corporation, based in Geneva, Switzerland, where he served as Surgical Head, Europe, Middle East, Africa and Russia. While at Alcon, Skip led the successful commercial transformation of its $1.1bn surgical business across both developed and emerging growth markets.

Before joining Alcon, Skip had a successful 12-year career with Stryker Corporation, beginning in sales and holding progressively senior positions in commercial leadership in the US as well as in global marketing. Skip also had general management experience in Japan, as well as group leadership responsibilities in Europe where he held the role of Vice President and General Manager of its Medical Surgical Group.

Nationality

 American

60	Smith+Nephew Annual Report 2019

Strategy

Elga Lohler (52)

Chief Human Resources Officer

Joined Smith+Nephew in January 2002 as Director of HR and has since held progressively senior positions in Wound Management, Operations, Corporate Functions and Group. Elga became Chief Human Resources Officer in December 2015 and leads the Global Human Resources, Internal Communication and Sustainability Functions. Elga is based in Fort Worth, US.

Skills and experience

Elga has more than 25 years’ Human Resources experience. Prior to joining Smith+Nephew, Elga held Human Resources roles at Transnet, Sensormatic (now Tyco) and Advanced Tissue Sciences, which was acquired by Smith+Nephew in 2002. Through these roles, Elga has developed deep expertise in strategy planning and development, organisational design and effectiveness, restructuring and integration and transformational change in support of business objectives. In her current role, Elga is responsible for driving Smith+Nephew’s human capital strategy across the enterprise in support of the Company’s overall business plan and strategic direction.

Elga holds an undergraduate degree in Psychology and a Master’s degree in Organizational Psychology, both from the University of Witwatersrand in South Africa.

Nationality

American/South African

Catheryn O’Rourke (47)

Chief Legal and Compliance Officer

Joined Smith+Nephew in February 2013 and became Chief Legal Officer in May 2017 and Chief Legal and Compliance Officer in July 2018. Catheryn heads up the Global Legal and Compliance functions and is based in Andover, US.

Skills and experience

Prior to being appointed Chief Legal and Compliance Officer, Catheryn had various responsibilities within Legal as Assistant General Counsel – Litigation and Investigations. Prior to joining Smith+Nephew, Catheryn spent 11 years of her career with Davis Polk & Wardwell LLP.

Catheryn is a graduate of Princeton University and Harvard Law School.

Nationality

 American

Vasant Padmanbhan (53)

President, Research & Development

Joined Smith+Nephew in August 2016 and is responsible for Research and Innovation, New Product Development, Safety Affairs, Clinical Affairs, Medical Device/ Pharmacovigilance and Clinical Operations. Vasant is based in Andover, US.

Skills and experience

Vasant brings extensive experience in R&D and technology. Prior to Smith+Nephew, Vasant was Senior Vice President of Technical Operations at Thoratec Corporation, a leader in mechanical circulatory support solutions for the treatment of heart failure. In this role, he provided leadership to a 600 member team, with responsibility for global R&D, Programme Management, Operations and Quality. Prior to Thoratec, Vasant had an 18-year career at Medtronic, starting as a Staff Scientist and, progressing through more senior roles, ultimately becoming Vice President of Product Development for the Implantable Defibrillator Business. Vasant holds a Ph.D degree in Biomedical Engineering from Rutgers University, US and an MBA degree from the Carlson School of Management, Minnesota.

Nationality

 American

Smith+Nephew Annual Report 2019	61

Strategy
Governance

Division of Responsibilities

Roles and composition

Whilst we all share collective responsibility for the activities of the Board, some of our roles have been defined in greater detail below.

Chair	Senior Independent Director

– Building a well-balanced Board.

– Chairing Board meetings and setting Board agendas.

– Ensuring effectiveness of the Board and enabling the annual review of effectiveness.

– Encouraging constructive challenge and facilitating effective communication between Board members.

– Promoting effective Board relationships.

– Holding meetings with Non-Executive Directors in the absence of Executive Directors.

– Ensuring one-to-one discussions with each Board Member.

– Ensuring appropriate induction and development programmes.

– Ensuring effective two-way communication and debate with shareholders and stakeholders.

– Promoting high standards of corporate governance.

– Maintaining appropriate balance between stakeholders.

– Chairing meetings in the absence of the Chair.

– Acting as a sounding board for the Chair on Board-related matters.

– Acting as an intermediary for the other Directors where necessary.

– Available to shareholders and stakeholders on matters which cannot otherwise be resolved.

– Leading the annual evaluation into the Board’s effectiveness.

– Leading the search for a new Chair, if necessary.

Chief Executive Officer	Chief Financial Officer	Company Secretary

– Developing and implementing Group strategy.

– Recommending the annual budget and long-term strategic and financial plan.

– Ensuring coherent leadership of the Group.

– Managing the Group’s risk profile and establishing effective internal controls.

– Regularly reviewing organisational structure, developing executive team and planning for succession.

– Ensuring the Chair and Board are kept advised and updated regarding key matters.

– Maintaining relationships with shareholders and advising the Board accordingly.

– Setting the tone at the top with regard to culture, compliance and sustainability matters.

– Day-to-day running of the business.

– Supporting the Chief Executive Officer in developing and implementing the Group strategy.

– Leading the global finance function, developing key finance talent and planning for succession.

– Ensuring effective financial reporting, processes and controls are in place.

– Recommending the annual budget and long-term strategic and financial plan.

– Maintaining relationships with shareholders.

– Advising the Board on matters of corporate governance.

– Supporting the Chair and Non-Executive Directors.

– Point of contact for investors on matters of corporate governance.

– Ensuring good governance practices at Board level and throughout the Group.

Non-Financial Reporting Regulations

In accordance with The Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016 information can be found on the following pages of this 2019 Annual Report relating to the environment (pages 32–35 of this report and the 2019 Sustainability Report), social (pages 24–27 of this report and the 2019 Sustainability Report), anti-corruption and anti-bribery matters (pages 34–35), employees (pages 24–25 and 84–85) and human rights (page 26).

62	Smith+Nephew Annual Report 2019

Strategy

Corporate governance framework

The Board is responsible to shareholders and stakeholders for approving the strategy of the Group, for overseeing the performance of the Group and evaluating and monitoring the management of risk. Each member of the Board has access, collectively and individually, to the Company Secretary and is also entitled to obtain independent professional advice at the Company’s expense, should they decide it is necessary in order to fulfil their responsibilities as Directors.

The Board delegates certain matters, as follows, to Board Committees, consisting of members of the Board:

Our Board

Audit Committee

Provides independent assessment of the financial affairs of the Company, reviews financial statements and controls oversight of the risk management process and key risks, such as cybersecurity.

Manages use of internal and external auditors.

Remuneration Committee

Determines Remuneration Poli-cy and packages for Executive Directors and Executive Officers, having regard to pay across our workforce.

Ensures alignment with our purpose, values and longterm strategy.

Nomination & Governance Committee Reviews size, skills, experience, knowledge and composition of the Board, succession planning, diversity and governance matters.

Compliance & Culture Committee

Reviews and monitors ethics and compliance, quality and regulatory and related legal matters across the Group.

Role was expanded in 2019 to include oversight of culture, sustainability and stakeholder relationships.

Ad hoc committees Ad hoc committees may be established to review and approve specific matters or projects.
» See page 72	» See page 86	» See page 69	» See page 80

The Board delegates certain matters, as follows, to Board Committees, consisting of Executive Board Members:

Finance & Banking Committee Approves banking and treasury matters, guarantees, Group structure changes relating to mergers, acquisitions and disposals.	Disclosures Committee Approves release of communications to investors and Stock Exchanges. Reviews whether communications are inside information.

The Board delegates the day-to-day running of the business to Roland Diggelmann, Chief Executive Officer, who is assisted in his role by the Executive Committee comprising the Executive team shown on pages 58–61. The governance framework below outlines the Executive Committee arrangements as follows:

Executive Committee

Recommends and implements strategy, recommends budget and three-year plan to the Board for approval, ensures liaison between commercial and corporate functions, receives regular reports from sub-committees, monitors succession planning and talent pipeline below Board level, reviews major investments, divestment and capital expenditure proposals and approves business development projects.

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

Health, Safety & Environment Committee Oversees health, safety and environmental matters.	Diversity & Inclusion Council Implements strategies to promote diversity and inclusion.	Global Benefits Committee Oversees all policies and processes relating to pensions and employee benefit plans.

Group Ethics & Compliance Committee Reviews compliance matters and country business unit or function compliance reports.	Mergers & Acquisitions Investment Committee Oversees Corporate Development Strategy, monitors status of transactions and approves various stages in the merger, acquisition and disposal process.	Sustainability Council Monitor Sustainability strategy and deliver agreed plan.

Smith+Nephew Annual Report 2019	63

Strategy
Governance

Division of Responsibilities continued

Responsibilities of the Board

Board timetable 2019	The Schedule of Matters Reserved to the Board describes the role and responsibilities of the Board more fully and can be found on our website at www.smith-nephew.com.

	Early February	Late February	April	May	July	September	October	November
	2018 Preliminary Results	2018 Financial Statements and Notice of Annual General Meeting	Annual General Meeting	Q1 2019	H1 2019		Q3 2019
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

Reviewed capital allocation policies.

Reviewed report on post acquisitions reviews.

Approval to pursue acquisition of Osiris Therapeutics, Inc. considering the impact on employees, customers and patients.

Approval to pursue the acquisition of Brainlab’s OJR business considering the impact on employees, customers and patients.

					Approved and declared payment of interim dividend.		Considered and approved Chief Executive Officer changes.	Reviewed the strategic plan for 2020–2022. Approved the budget for 2020. Considered succession and development plans.

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

Reviewed financial performance.

Received update on Orthopaedics Franchise.

Considered payment of final dividend.

Reviewed New Product Development Plan.

Approved and noted Board and Committee membership changes.

Reviewed financial performance.

Received updates on the progress of the Global Operations Plan, including the new manufacturing plant in Malaysia.

Received updates on Advanced Wound Management and the ENT franchise.

Reviewed financial performance. Received business updates for the APAC, EMEA and DACH regions. Received updates on Sports Medicine and the ENT franchise.

64	Smith+Nephew Annual Report 2019

Strategy

		Early February		Late February		April		May		July	September		October		November
	2018 Preliminary Results		2018 Financial Statements and Notice of Annual General Meeting		Annual General Meeting		Q1 2019		H1 2019			Q3 2019		Strategic Planning
Shareholder communications

– Approving preliminary announcement of annual results, the publication of the Annual Report, the half-yearly report, the quarterly Trading Reports, the release of price sensitive announcements and any listing particulars, circulars or prospectuses.

– Approving the Sustainability Report.

– Maintaining relationships and continued engagement with shareholders.

		Approved Preliminary Announcement 2018.		Approved the Annual Report for 2018. Notice of the 2019 Annual General Meeting.		Prepared for the Annual General Meeting to be held later that day.		Approved Q1 2019 Trading Report.		Approved H1 2019 Results Announcement.			Approved Q3 2019 Trading Report.

Risk
– Overseeing the Group’s risk management programme. – Regularly reviewing the risk register. – Overseeing risk management processes (see pages 40–41 for further details).		Received Annual Risk Management Update.

Stakeholders
– Overseeing and maintaining relationships with stakeholders including shareholders, employees, customers, suppliers, regulators and governments.		Considered update on planning for Brexit and the impact on employees and our ability to continue to supply our worldwide customer base.		Sustainability Report 2018. Modern Slavery Statement 2018.		Reviewed the impact the new manufacturing plant in Malaysia would have on employees, suppliers and customers.					Reviewed the leadership teams in the APAC, EMEA and DACH cluster for succession planning.

Providing advice
– Using experience gained within other companies and organisations to advise management both within and between Board meetings on an ad hoc basis.

Received an operational update on the progress made in embedding the new cultural pillars and in particular the positive reaction from our employees.

Considered the proposed new brand identity and purpose.

Received updates on Global Operations and Research & Development considering the development of innovative products for the benefit of patients in the future.

Other matters
											Considered changes to the structure of Product Liability Insurance. In addition there were three meetings held in September and October to discuss the position of the Chief Executive Officer.				Reviewed results of internal board effectiveness review and agreed follow up actions.

Smith+Nephew Annual Report 2019	65

Strategy
Governance

Division of Responsibilities continued

Responsibilities of the Board

Board and committee attendance

		Board				Committee
			Audit	Remuneration	Nomination & Governance	Compliance & Culture
Total meetings		11	8	8	5	4
Appointed
Roberto Quarta	December 2013	11/11	–	8/8	5/5	–
Namal Nawana[1]	May 2018	7/10	–	–	–	–
Graham Baker[2]	March 2017	10/11	–	–	–	–
Vinita Bali[3]	December 2014	11/11	–	7/8	–	4/4
Ian Barlow[4]	March 2010	2/3	2/3	–	1/1	2/2
Virginia Bottomley	April 2012	11/11	–	8/8	5/5	3/3
Roland Diggelmann[5]	March 2018	11/11	6/6	–	–	2/2
Erik Engstrom[6]	January 2015	11/11	8/8	–	4/4	–
Robin Freestone[6]	September 2015	11/11	8/8	8/8	4/4	–
Michael Friedman[7]	April 2013	3/3	–	–	–	2/2
Marc Owen	October 2017	11/11	8/8	–	–	4/4
Angie Risley	September 2017	11/11	–	8/8	–	–
1	Namal Nawana missed three Board meetings held after his departure as Chief Executive Officer had been announced.
2	Graham Baker missed one meeting at which the departure of the Chief Executive Officer was considered.
3	Vinita Bali attended all meetings except for one Remuneration Committee convened on short notice, when she had an unavoidable prior commitment.
4

Ian Barlow retired from the Board at the Annual General Meeting on 11 April 2019, having completed nine years’ service. He missed one Board and one Audit Committee meeting on 20 February 2019 due to a funeral.

5

Roland Diggelmann attended all meetings prior to the announcement of his appointment as Chief Executive Officer, when he ceased to be a member of the Audit Committee and the Compliance & Culture Committee.

6	Erik Engstrom and Robin Freestone joined the Nomination & Governance Committee on 11 April 2019.
7	Michael Friedman retired from the Board at the Annual General Meeting on 11 April 2019.

In advance of the Board and Committee meetings, the Chair met with the Non-Executive Directors in the absence of Executive Directors. In addition, the Chair held one-to-one discussions with each Board Member throughout the year.

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

Management of conflicts of interest

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 14 February 2020.

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

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are permitted to participate in the discussion and a conflict is only authorised if the Board believes that it would not have an impact on the Board’s ability to promote the success of the Company in the long term. Additionally, the Board may determine that certain limits or conditions must be imposed when giving authorisation. No actual conflicts have been identified, which have required approval by the Board. However, 6 situations have been identified which could potentially give rise to a conflict of interest and these have been duly authorised by the Board and are reviewed on an annual basis.

Outside directorships

We encourage our Executive Directors to serve as Non-Executive Directors of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non‑Executive Director. Roland Diggelmann is also a Non-Executive Director of Accelerate Diagnostics, Inc. listed on the NASDAQ. Roland discussed his external role with the Chair prior to his appointment and the Chair and the Board was satisfied that he had the capacity for the time commitment required.

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

Purchase of ordinary shares

In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled as stated in Note 19.2 of the Group accounts on page 178.

66	Smith+Nephew Annual Report 2019

Strategy

Composition, Succession and Evaluation

Board effectiveness review

The Board effectiveness review in 2019 was internally facilitated by Robin Freestone, Senior Independent Director, assisted by the Company Secretary. The 2019 review comprised a questionnaire completed by each member of the Board. This questionnaire focused on the progress made addressing the issues raised in previous Board Evaluations, being mindful of the promotion of true diversity within the Code, as well as looking into how the Board had handled particular topics throughout the year. Robin Freestone then conducted individual interviews with each Board member, where he also specifically discussed the performance of the Chair. In November 2019, he prepared a report, detailing his findings, which he shared with the Chair. The report was then discussed by the full Board in November 2019. In discussion, we concluded the Board operated effectively, with a good breadth of skills, backgrounds and experience. The culture was open and collaborative and visits to different markets were welcomed. We did identify four key areas of improvement and the following recommendations were made:

Recommendation 1
The recent change in Chief Executive Officer, after a relatively short period of tenure had highlighted the need for increased oversight at Board level of Executive Succession Planning.

Recommendation 2

The full Board would welcome more involvement in the appointment of additional Non-Executive Directors. It was noted that the Nomination & Governance Committee would arrange this for the upcoming recruitment of an Audit Chair Elect and an additional Non-Executive Director with Medtech and International experience.

Recommendation 3
Positive feedback had been received on the Board site visits in 2019 to Memphis and to the Schulthess Klinik in Switzerland and more visits such as these would be welcomed.

Recommendation 4

Whilst good progress had been made during the year in enhancing Board oversight of Stakeholder relationships, particularly with employees in Memphis and customers in Switzerland, it was recognised that this could be further enhanced through greater workforce engagement on-site visits and by members of the Compliance & Culture Committee between meetings. The Compliance & Culture Committee Chair would work with the Committee and the Chief Executive Officer to further develop an employee engagement programme for 2020.

The areas for attention identified in the 2018 review have been addressed as follows:

Actions identified	Action taken

The Board will need to ensure that it continually reviews and ensures alignment of its appetite for risk against the changing landscape and revised Strategic Imperatives, particularly as the Company continued to evolve. This will require continued monitoring of Board composition and succession planning.

The Board is mindful of the continually evolving environment and has taken this into account both when considering Board composition and when reviewing changes to the management team and discussing succession planning.

Performance management will need to evolve to monitor alignment with the new strategy, with an increased emphasis on a globally consistent culture and purpose.	During the year, the performance management system was re-aligned with the new corporate strategy and culture pillars.
The workload, composition and support of the Board Committees will be reviewed to ensure a more even balance of workload and greater diversity on each Committee.	The composition of the Board Committees was reviewed in February, which led to additional members of the Compliance & Culture Committee and the Nomination & Governance Committee.

The Chair and Chief Executive Officer will agree shared priorities for Board site visits at the beginning of each year, so that individual and group site visits could be arranged within those agreed parameters rather than on an ad hoc basis.

The Board undertook a successful visit to two of our sites in Memphis, US. The visit focused on two key areas agreed between the Chair and the Chief Executive Officer; the implementation of our new culture pillars in the workplace; and the new technologies being developed and acquired.

The last externally facilitated Board Effectiveness Review was carried out in 2018 by Dr Tracy Long. The review in 2020 will again be facilitated internally and led by the Senior Independent Director and the Company Secretary. The 2021 review will be facilitated externally.

Smith+Nephew Annual Report 2019	67

Strategy
Governance

Composition, Succession and Evaluation continued

Board development

Board development programme

Our Board development programme is directed to the specific needs and interests of our Directors. We focus the development sessions on facilitating a greater awareness and understanding of our business and stakeholders rather than formal training in what it is to be a Director. We value our visits to the different Smith+Nephew sites around the world, where we meet with the local managers of our businesses and see the daily operations in action. Meeting our local managers helps us to understand the challenges they face and their plans to meet those challenges. We also take these opportunities to look at our products and in particular the new products being developed by our R&D teams. This direct contact with the business in the locations in which we operate around the world helps us to make effective investment and strategic decisions. Meeting our local managers also helps us when making succession planning decisions below Board level.

All Non-Executive Directors are encouraged to visit our overseas businesses, if they happen to be travelling for other purposes. Our local management teams enjoy welcoming Non-Executive Directors to their business and it emphasises the interest the Board takes in all our operations. The Chair regularly reviews the development needs of individual Directors and the Board as a whole.

The Board visited two of our key sites in Memphis, Tennessee in June 2019 with a two-fold purpose. Firstly to listen to the employee voice at one of our largest manufacturing sites, meeting employees and hearing about recent improvements to their working environment and secondly to review the next generation of products currently being developed by engineers who were on hand to talk us through our programme of innovation.

Timetable 2019
June	September	October	November
Board Development

The Board visited our Memphis facility, including a manufacturing site and a product development building. The Board met employees and saw first-hand the improvements made to employees’ facilities and welfare following the Chief Executive Officer’s first impressions in 2018.

	Visit to Switzerland to meet a local hospital and understand our customers perspective better.		Presentations from the entire Executive team as part of the Board’s annual Strategy Review, covering the whole business.

Induction for new Directors

During 2019, the Directors continued to receive tailored induction programmes relevant to their skills and experiences and their roles on the Board. These induction programmes included:

– One-to-one meetings with senior executives to understand the roles played by our senior employees and specifically how we do things at Smith+Nephew;

– Visits to our sites local to the Director in UK, US and Switzerland to get a feel of how our research and manufacturing operations are run;

– Opportunities to accompany our sales representatives in the US on the road to better understand the daily challenges they face; and

– Meetings with our external advisers for example Slaughter and May, our Corporate lawyers, KPMG LLP, our Auditor and Deloitte LLP, our Remuneration Committee adviser to explain the legal and regulatory background to their role on our Board and how these issues are approached at Smith+Nephew.

Induction programme for new Chief Executive Officer

– On 1 November 2019, Roland Diggelmann became the Chief Executive Officer of Smith & Nephew plc. He had previously received a tailored induction when he became a Non-Executive Director on 1 March 2018.

– In the first few months of his tenure he has travelled extensively to many of our sites: Croxley and Hull in the UK, Baar in Switzerland, Pittsburgh, Fort Worth, Memphis and Andover in the US. Later in his induction he visited our Washington DC office and our 2019 acquisition Osiris in Baltimore. In Asia, he visited Singapore, Shanghai, Beijing and Tokyo.

– At these sites he met employees and visited the factory floor learning about our products and manufacturing facilities. He held town halls with local employees, where he welcomed and answered questions. He was recorded or photographed and information added to the Smith+Nephew intranet site for all our employees to enjoy.

– Roland was able to better understand the trajectory of where the culture of Smith+Nephew is moving from these visits, which can be used to galvanise this change.

– Roland is well known to the Executive Committee having already met many members in his previous role as Non-Executive Director.

– He is also known to many of our advisers, those he is yet to meet will be completed in 2020.

68	Smith+Nephew Annual Report 2019

Strategy

Nomination & Governance Committee report

Ensuring the Board evolves to align with the new Strategic Imperatives and with the developing external regulatory environments.

Membership

	Member from	Meetings attended
Roberto Quarta (Chair)	April 2014	5/5
Ian Barlow[1]	April 2014	1/1
Erik Engstrom[2]	April 2019	4/4
Robin Freestone[2]	April 2019	4/4
Virginia Bottomley	April 2014	5/5

1Ian Barlow retired from the Board and the Committee at the Annual General Meeting on 11 April 2019, having completed nine years’ service.

2Erik Engstrom and Robin Freestone joined the Nomination & Governance Committee on 11 April 2019.

The Terms of Reference for the Nomination & Governance Committee describe the role and responsibilities of this Committee more fully and can be found on our website at www.smith-nephew.com.

In 2019, we held five meetings. In addition to members of the Committee, the Company Secretary, Chief Executive Officer and Chief Human Resources Officer also attended all or some of the meetings.

Since the year end, we have also discussed the future structure of the Board and its committees and completed our year end governance processes.

Appointment of Chief Executive Officer

The appointment of Roland Diggelmann as our new Chief Executive Officer was one of the key activities of the Nomination & Governance Committee during the year. The Board and the executive team knew Roland well as he had been a Non-Executive Director since March 2018 and had approved the new strategic direction of the Company. Roland had originally been considered as Chief Executive Officer in 2017, but at that stage was unable to take up the position and joined the Board in a Non-Executive capacity. When it was decided that Namal Nawana would be leaving the Company, by mutual agreement, to pursue opportunities outside the UK, the Nomination & Governance Committee then re-considered Roland for the role. We were advised on this process by Russell Reynolds who undertook a rigorous analysis in respect of his appointments as Chief Executive Officer. Russell Reynolds do not undertake any services for the Company other than assisting with Board appointments.

Non-Executive Directors

The Committee has reviewed the composition of the Board and its Committees to ensure that it evolves to align with the new Strategic Imperatives and with the developing external regulatory environment.

The Committee have identified the need for a Non-Executive Director with recent and relevant financial experience to chair the Audit Committee, replacing Robin Freestone, who will continue in his role as Senior Independent Director. We have also identified the need for a Non-Executive Director with international medical devices experience following the appointment of Roland Diggelmann as Chief Executive Officer. Russell Reynolds is advising the Committee on both these appointments. In both these appointments we shall be considering a diverse range of candidates.

During 2020, the Committee will continue to review the balance and composition of the Board and consider whether any additional appointments will be required.

Diversity

We aim for our Board to have a wide range of backgrounds, skills and experiences. We also value a diversity of outlook, approach and style in our Board members. We believe that a balanced Board is stronger and better equipped to consider matters from a broader perspective, understanding the views of our stakeholders as well as our shareholders and therefore come to decisions that have considered a wider range of issues and perspectives than would be the case in a more homogenous Board.

“We aim for a balanced Board with a wide range of backgrounds, skill and experiences and a diversity of outlook.” Roberto Quarta Chair of the Nomination & Governance Committee

Smith+Nephew Annual Report 2019	69

Strategy
Governance

Composition, Succession and Evaluation continued

Nomination & Governance Committee report continued

We believe the Board’s composition gives us the necessary balance of diversity, skills, experience, independence and knowledge to ensure we continue to run the business effectively and deliver sustainable growth. In order to ensure that our Board remains diverse, we analyse the skills and experiences we require against the skills and experiences on our Board using the matrix above. We review this matrix regularly to ensure that it is refreshed to meet the changing needs of the Company.

CEO	Financial	International	Healthcare/ Medical Devices	Emerging market
Four members of the Board are either current or recent Chief Executive Officers.	Two members of the Board have recent and relevant financial experience.	Six members of the Board have international experience.	Five members of the Board have different levels of experience within the Healthcare industry.	Two members of the Board have Emerging Market experience.
UK Governance	Remuneration	Gender	Ethnic	Other
Five members of the Board have considerable experience of working in a UK listed environment and three members of the Board have experience of the US listed environment.	Five members of the Board have Remuneration Committee experience within a UK listed context.	Six members of the Board are male and three are female.	Eight members of the Board are white and one of Asian ethnicity.	Various Board members bring experiences in a variety of fields including customer focus, investment markets, government affairs, sustainability and digital.

Diversity is not simply a matter of gender, ethnicity, social or other easily measurable characteristics. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical adherence to governance or regulatory matters to understanding the business in which we operate and the needs of our stakeholders. It needs some members with a long corporate memory and others who bring new insights from other fields.

There needs to be both support and challenge on the Board as well as a balance of gender, ethnicity, industry, commercial and international experience. When selecting new members for the Board, we take these considerations into account, as well as professional background. A new Board member needs to fit in with their fellow Board members, but should also provide a new way of looking at things.

During 2019, following the retirement of Ian Barlow and Michael Friedman and the resignation of Namal Nawana, 33.3% of our Board were female. Looking forward, we would intend to maintain this gender balance in-line with the Hampton-Alexander Review. Following the Annual General Meeting on 11 April 2019, 20% of our Board were of non-white ethnicity, although this has fallen to 11% following the resignation of Namal Nawana.

We will also look to increase ethnic diversity on the Board following the Parker Review as appropriate. We will continue to appoint our Directors on merit, valuing the unique contribution that they will bring to the Board, regardless of gender, ethnicity or any other diversity measure.

Succession planning

Since the appointment of Namal Nawana as Chief Executive Officer in May 2018, we have initiated substantial changes to our structure to move to a franchise-led model. Throughout the year, the Board and Nomination & Governance Committee have monitored the consequent changes to the organisational structure and approved changes to key leadership roles. Individual directors have acted as a sounding board for the executive team when considering succession plans in key areas. In November, the Board as a whole reviewed succession plans for Executives below Board level. These plans included consideration of diversity in the Executive pipeline. Pages 58-61 gives details of the members of the Executive Committee, 25% of whom are female, with one member of Asian ethnicity. The Committee will continue to monitor diversity in the Executive pipeline.

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

Roberto Quarta

Chair of the Nomination & Governance Committee

Looking forward

During 2020 our focus will include:

Monitoring the implementation of the revised Board and Committee structure to ensure that the Company continues to comply with the UK Corporate Governance Code.

Commence search for additional Non-Executive Director with international medical devices experience.

70	Smith+Nephew Annual Report 2019

Strategy

Responsibilities of the Nomination & Governance Committee

Timetable 2019
	Early February	July	September	October	November
Board composition
– Reviewing the size and composition of the Board. – Overseeing Board succession plans. – Recommending the appointment of Directors. – Monitoring Board diversity.

Approved the re-appointment of Directors who had completed three or six years’ service and the annual appointment of Directors serving in excess of six years.

Reviewed and updated the Committee membership.

		Considered candidates for the role of Non-Executive Director with recent and relevant financial experience.	The Senior Independent Director provided an update to the Board on the progress of the appointment of a Non-Executive Director with recent and relevant financial experience.	Accepted the resignation of Namal Nawana with effect from 31 October 2019 and approved the appointment of Roland Diggelmann with effect from 1 November 2019.	The Senior Independent Director provided a further update on the progress of the appointment of a Non-Executive Director with recent and relevant financial experience.
Corporate Governance

– Overseeing governance aspects of the Board and its Committees.

– Overseeing the review into the effectiveness of the Board.

– Considering and updating the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.

– Monitoring external corporate governance activities and keeping the Board updated.

– Overseeing the Board Development Programme and the induction process for new Directors.

	Reviewed and approved the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.	Agreed the commencement of the Board effectiveness review.	Received an update on the progress of the Board effectiveness review.

Smith+Nephew Annual Report 2019	71

Strategy
Governance

Audit, Risk and Control

Audit Committee report

2019 was another busy year for the Audit Committee, which met eight times during the year.

Membership

	Member from	Meetings attended
Robin Freestone (Chair)[1]	September 2015	8/8
Ian Barlow[1,2]	May 2010	2/3
Roland Diggelmann[3]	March 2018	6/6
Erik Engstrom	January 2015	8/8
Marc Owen	October 2017	8/8
1	Designated financial experts under the SEC Regulations or recent and relevant financial experience under the UK Corporate Governance Code.
2

Ian Barlow retired from the Board and the Committee at the Annual General Meeting on 11 April 2019, having completed nine years’ service. He missed one Audit Committee meeting on 20 February 2019 due to a funeral.

3	Roland Diggelmann resigned as Non-Executive Director and became Chief Executive Officer on 1 November 2019. He resigned from the Committee on 21 October 2019.
“…the Committee has met its commitments to provide assurance in respect of various non-routine matters.” Robin Freestone Chair of the Audit Committee

In addition to discharging its role in accordance with its Terms of Reference, the Committee has met its commitments to provide assurance in respect of various non-routine matters. Areas of scrutiny for the Committee in 2019 have included:

– Reviewing the new franchise-based organisational structure which came into effect from January 2019 and has appeared to work well so far. The impact of that was to move to reportable segments for our three main franchises: Orthopaedics, Sports Medical & ENT and Advanced Wound Management to provide our investors and other stakeholders additional information. This franchise-based structure will continue under Roland’s leadership. The Committee has continued to monitor this move and review the updated reporting provided to the Committee and of course the half-year results.

– Reviewed accounting matters and judgements relating to various acquisitions during the year.

– Continued vigilance over our IT control environment and cybersecurity.

– Monitoring the Principal Risks identified in the 2018 Annual Report and approving two additional risks identified by management for 2019: Supply and Financial.

In 2019 the Committee oversaw the implementation of the new IFRS 16 Leases standard. A detailed analysis of the impact of this new standard including due diligence to ensure all leases were captured resulted in the initial recognition of right-of-use assets and lease liabilities of $164 million on the balance sheet on 1 January 2019.

The Committee has received regular updates from the Company Secretary regarding the 2018 Corporate Governance Code even though there have been few changes affecting the Audit Committee. In 2020 we will consider the impact of the Brydon Review, which was published at the end of 2019.

KPMG have now completed their fifth year’s audit and continued to provide robust challenge to both management and the Committee. The Committee challenged management on matters such as field-based assets in the Orthopaedics franchise, intangible assets, segmental reporting and accounts receivable, which KPMG also challenged. KPMG also provided challenge on cybersecurity matters, which like many companies, received increased vigilance during 2018 and 2019. Management provided additional updates to ensure the Committee was appropriately satisfied.

We have negotiated fees that will continue to be reviewed for good market practice. We have also agreed arrangements for rotation of the senior partner in accordance with recommendations set out in the Financial Reporting Council’s (‘FRC’) Guidance for Audit Committees 2016 and as required by the Securities Exchange Commission (‘SEC’).

Finally, we were pleased to see the improved results from the Financial Reporting Council following its review of KPMG’s audit of FTSE companies financial statements for 2018. This gave the Committee further comfort on KPMG’s audit quality.

Our focus for 2020 will include:

Group’s restructuring programmes.

Risk management process – aligned to the new strategy and organisational structure.

Monitor the two new principal risks set out in our risk report: Supply and Finance.

Ensuring that we review and consider all UK governance changes – such as the Brydon Review.

Robin Freestone

Chair of the Audit Committee

The Terms of Reference of the Audit Committee describe the role and responsibilities more fully and can be found on our website at www.smith-nephew.com

72	Smith+Nephew Annual Report 2019

Strategy

Significant matters related to the financial statements

We considered the following key areas of judgement in relation to the 2019 accounts and at each half-year and quarterly trading report, which we discussed in all cases with management and the external auditor:

Valuation of inventories

A feature of the Orthopaedics franchise (whose inventory makes up approximately 60% of the Group total inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management estimation of customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 16% at 31 December 2019 (18% as at 31 December 2018). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

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

Our action

As members of the Board, we receive regular updates from the Chief Legal and Compliance Officer. These updates form the basis for the level of provisioning. The Group carries a provision relating to potential liabilities arising on its portfolio of metal-on-metal hip products of $315 million as of 31 December 2019. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions, including the number of claimants and projected value of each claim. The provisions for legal matters have increased by $138 million during the year, primarily due to an increase in the metal-on-metal provision and provisions recognised on acquisitions. There have been some smaller movements from other cases having been resolved. We have determined that the proposed levels of provisioning at year end of $355 million included within ‘provisions’ in Note 17.1 in 2019 ($217 million in 2018) were appropriate in the circumstances.

Impairment

In carrying out impairment reviews of acquisition intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required, which would adversely impact operating results.

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

Taxation

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges. At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. The ultimate liability may differ from the amount provided depending on interpretations of tax law or settlement negotiations.

Our action

We annually review policies and approve the principles for management of tax risks. We review quarterly reports from management evaluating existing tax profile, tax risks and tax provisions. Based on a thorough report from management of tax liabilities and our challenge of the basis of any tax provisions recorded, we concluded that the levels of provisions and disclosures were appropriate.

Business combinations

The Group initially recognises the fair value of identifiable assets acquired, the liabilities assumed and the consideration transferred in a business combination. Management is required to estimate the fair value of acquired intangible assets which involves, but is not limited to, forecasting revenue growth rates and determining the appropriate royalty rate.

Our action

The Group completed five business combinations in 2019, the most significant of which was Osiris Therapeutics, Inc. for $660 million. We reviewed management’s provisional fair value of consideration transferred, assets acquired and liabilities assumed and challenged the values of assets and liabilities that have been recognised. We also considered the useful economic lives of intangible assets acquired and whether they are appropriate. We also reviewed the disclosure of business combinations in Note 21 and considered them reasonable.

Smith+Nephew Annual Report 2019	73

Strategy
Governance

Audit, Risk and Control continued

Audit Committee report continued

Regular private meetings have taken place between the Audit Committee and the external auditor (KPMG) and the Audit Committee and the Group Head of Internal Audit.

Other matters related to the financial statements

As well as the identified significant matters, other matters that the Audit Committee considered during 2019 were:

Post Retirement Benefits

The Group has post retirement defined benefit pension schemes, which require estimation in setting the assumptions. We received a report from management setting out their proposed assumptions for the UK and US schemes and concurred with management that these assumptions were appropriate.

Since the year end

Since the year end we have also reviewed the results for the full year 2019, Annual Report and Accounts for 2019, and have concluded that they are fair, balanced and understandable. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 16–17, risks and the key performance indicators and their link to the strategy.

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

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. Stephen Oxley has been in tenure for five years as our Audit Partner. It was therefore agreed that Kamran Zulfikar Walji would become the Company’s Audit Partner with effect from 1 January 2019. The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority Order.

Effectiveness of external auditor

We conducted a review into the effectiveness of the external audit as part of the 2019 year end process, in-line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Board in the UK and determined that we were satisfied with the audit quality provided by KPMG.

The Audit Committee regularly receives feedback from KPMG, including at each meeting where management present their summary of critical accounting estimates as at each quarter end.

Overall therefore, we concluded that KPMG had carried out their audit for 2019 effectively.

The Audit Committee continues to review not only the effectiveness of the external auditor, KPMG, but also its market competitiveness.

Appointment of external auditor at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 9 April 2020 proposing the re-appointment of KPMG as the Company’s auditor and authorising the Board to determine its remuneration, on the recommendation of the Audit Committee in accordance with the Competition and Markets Authority (CMA) Order 2014.

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

The following reflects the non-audit fees incurred with KPMG in 2019, which were approved by the Chair of the Audit Committee:

	2019 $ million	2018 $ million
Audit related services	0.3	–

74	Smith+Nephew Annual Report 2019

Strategy

The ratio of non-audit fees to audit fees for the year ended 31 December 2019 is 0.04. The ratio of non-audit fees to audit fees for the year ended 31 December 2018 was 0.00.

Full details are shown in Note 3.2 of the Notes to the Group accounts.

Audit Fees paid to the auditor

Fees for professional services provided by KPMG, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

	2019 $ million	2018 $ million
Audit fees	6.5	6.0
Audit related fees	0.3	–
Total	6.8	6.0

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

During the year, the team completed 40 risk-based audits and reviews across the Group. These included Financial and Operational Market-based reviews covering the EMEA, APAC, US and LATAM Regions; Global Operations, including supply chain, IT and various programme assurance reviews ranging from SAP security, Brexit readiness, GDPR compliance, and further work on EU MDR preparedness. Key issues noted during reviews included the need for systems user access rights to be automated. Management has taken swift action to implement Internal Audit’s recommendations.

A periodic review of the Internal Audit function is undertaken by an independent external consultant, in accordance with the guidelines of the Institute of Internal Auditors. Finally, the performance of the function is assessed using a structured questionnaire, allowing Non Executive and Executive and senior management, plus the external auditor, to comment on key aspects of the function’s performance. The Audit Committee, which re-approved the function’s charter in November 2019, has satisfied itself that adequate, objective internal audit standards and procedures exist within the Group and that the Internal Audit function is effective.

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

During the year, we reviewed our Risk Management processes and progress was discussed at our meetings in February, July and November. We approved the Risk Management Programme for 2019 and monitored performance against that plan specifically reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business.

The Risk Management programme in 2019 followed the updated risk management policy and manual rolled out across the Company in 2019. This programme combines a ‘bottom-up’ approach (whereby risks are identified within business areas by local risk champions working with their leadership teams), with a top-down approach (when the Executive Committee meets as the Risk Committee to consider the risks facing the Group at an enterprise level).

Throughout the year, the Audit Committee maintained oversight of this programme. We reviewed the principal risks identified and the heat maps prepared by management showing how these risks were being managed. We considered the two new principal risks and those risks where the risk profile was changing.

Since the year end, we have reviewed a report from the Group Head of Internal Audit into the effectiveness of the Risk Management Programme throughout the year. We considered the principal risks, the actions taken by management to review those risks and the Board risk appetite in respect of each risk.

We concluded that the Risk Management process during 2019 and up to the date of approval of this Annual Report was effective. Work will continue in 2020 and beyond to continue to enhance the process.

See pages 40–49 for further information on our Risk Management Process.

Viability statement

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on page 50–51.

Smith+Nephew Annual Report 2019	75

Strategy
Governance

Audit, Risk and Control continued

Responsibilities of the Audit Committee

Timetable 2019

	Early February	Late February	April	May	July	September	October	November
	2018 Preliminary Results	2018 Financial Statements and Notice of Annual General Meeting	Annual General Meeting	Q1 2019	H1 2019		Q3 2019
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

Reviewed Q4 2018 reporting matters and accounting.

Noted draft 2018 results and Preliminary announcement.

Report from KPMG on 2018 results, audit and Sarbanes-Oxley (SoX).

Reviewed draft 2018 Annual Report including report of the Audit Committee.

Assessed compliance with UK and US governance requirements.

Approved the Annual Report and Accounts for 2018 including report of the Audit Committee – confirming fair, balanced and understandable.

Report from KPMG on 2018 statements – Unqualified Opinion.

Approved letter of representation for 2018.

Confirmed Going Concern and Viability Statement.

Debrief of 2018 annual report process and reviewed plan and timetable for 2019.

Reviewed summary of company audits.

Approved Senior Finance Officers Code of Ethics.

Approved the Company’s policy and report on Conflict Minerals for submission to NYSE.

				Reviewed and endorsed 2019 Q1 Trading Report and announcement. Noted KPMG’s update.	Reviewed and endorsed H1 results and announcement including review of areas of judgement. Report from KPMG on H1 results. Approved letter of representation for H1 2019.		Reviewed and endorsed Q3 Trading Report and announcement. Report from KPMG. Corporate governance update.

Reviewed accounting matters for 2019.

Considered and approved critical accounting policies and judgements in advance of 2019 year end.

Reviewed 2019 Annual Report design and delivery plans.

Reviewed KPMG’s Audit and Controls update.

Internal audit

– Agreeing Internal Audit plans and reviewing reports of Internal Audit work.

– Monitoring the effectiveness of the Internal Audit function.

– Reviewing the control observations made by the Internal Auditor, the adequacy of management’s response to recommendations and the status of any unremediated actions.

	Reviewed Year end Report.	Reviewed effectiveness of Internal Audit including the collation of senior stakeholder’s views.	Reviewed progress.		Reviewed progress.	Reviewed progress.		Reviewed progress and approved 2020 Charter and 2020 flexed Audit Plan.

Risk management

– On behalf of the Board, reviewing and ensuring oversight of the processes by which risks are managed, through regular functional reports and presentations and reporting any issues arising out of such reviews to the Board.

– Reviewing the process undertaken and deep-dive work required to complete the Viability Statement and recommending its adoption to the Board.

– Reviewing the impact of risk management and internal controls and working closely with the Compliance & Culture Committee.

– Overseeing risk management processes (see pages 40–41 for further details).

– Regularly reviewing the risk register.

	Risk Management Update Review of principal risks through endorsement of Viability Statement.	Confirmed effective system of risk management in place.			Received Risk management update.		Risk management update.	Enterprise Risk Management update.

76	Smith+Nephew Annual Report 2019

Strategy

		Early February		Late February		April		May		July	September		October		November
	2018 Preliminary Results		2018 Financial Statements and Notice of Annual General Meeting		Annual General Meeting		Q1 2019		H1 2019			Q3 2019		Strategic Planning
Internal controls

– Monitoring the effectiveness of internal controls and compliance with the UK Corporate Governance Code 2018 and the Sarbanes-Oxley Act, specifically sections 302 and 404.

– Reviewing the operation of the Group’s risk mitigation processes and the control environment over financial risk.

		Considered SoX and MAPs Update.		Reviewed effectiveness of Internal Controls over financial reporting and SoX. Reviewed S302 and S906 certifications.		Considered Sarbanes-Oxley (SoX) and MAPs Planning for 2019.					Considered Sarbanes-Oxley (SoX) and MAPs progress.				Considered Sarbanes-Oxley (Sox) and MAPs progress.

Fraud & whistle-blowing

– Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing.

– If significant, receive and review reports of potential fraud or whistle-blowing incidents. Reviewed Internal Audit Report on Fraud.

External auditor

– Overseeing the Board’s relationship with the external auditor.

– Monitoring and reviewing the independence and performance of the external auditor and evaluating their effectiveness.

– Making recommendations to the Board for the appointment or re-appointment of the external auditor.

– Monitoring and approving the external auditor’s fees.

		Confirmed independence of KPMG.		Reviewed effectiveness and independence and concluded their effectiveness.		Noted External Audit Plan. Approved external auditor fees for 2018.				Approved Engagement letter for 2019. FRC Audit Quality Report. KPMG update on US audit.	Approved KPMG 2019 Fee Schedule.

Other matters
		Approved Terms of Reference.		Reviewed Project reports including APEX. Reviewed Brexit updates. Noted consulting fees for 2018.		Treasury and pensions update. Cybersecurity update. Project reports including NAPO and APEX updates.				Cybersecurity update. Approved Board expenses policy.	Update on tax matters. Update on Cybersecurity. Project reports including APEX.				Cybersecurity update. APEX Update.

Smith+Nephew Annual Report 2019	77

Strategy
Governance

Audit, Risk and Control continued

Responsibilities of the Audit Committee continued

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the financial review and principal risks on pages 36–48.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on page 38–39.

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

There is an established system of internal control throughout the Group and our country business units. The main elements of the internal control framework are:

– The management of each country and group function is responsible for the establishment, maintenance and review of effective financial controls within their business unit or function.

– The Group’s IT organisation is responsible for the establishment of effective IT controls within the core financial systems and underlying IT infrastructure.

– The Financial Controls & Compliance Group has responsibility for the review of the effectiveness of controls operating in the countries, functions and IT organisation, either by performing testing directly or reviewing testing performed in-country.

– The Group Finance Manual sets out financial and accounting policies, and is updated regularly. The Group’s Minimum Acceptable Practices (‘MAPs’) continued to be developed in 2019 including adding controls for leasing following the implementation of IFRS 16 and further alignment with our key Sarbanes-Oxley controls. The business is required to self-assess their level of compliance with the MAPs on a regular basis and remediate any gaps.

– MAPs compliance is validated through spot-checks conducted by the Financial Controls & Compliance Group and during both Internal Audit and external audit visits. Development of a technology solution to facilitate the real time monitoring of the operation and testing of controls has been undertaken in 2019, with a view to implementation in 2020.

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

– The Audit Committee reviews regular reports from the Financial Controls & Compliance Group with regard to compliance with the Sarbanes-Oxley Act including the scope and results of management’s testing and progress regarding any remediation, as well as the aggregated results of MAPs self-assessments performed by the business.

– Following acquisition in April 2019, Osiris Therapeutics, Inc. (‘Osiris’) has been excluded from the scope of our assessment of internal controls as at 31 December 2019 as permitted by guidance provided by the staff of the U.S. Securities and Exchange Commission in the year of acquisition. Osiris represented 2% of the Group’s Revenue in 2019 and less than 1% of the Group’s Total Assets.

– Business continuity planning, including preventative and contingency measures, back-up capabilities and the purchase of insurance.

– Risk management policies and procedures including segregation of duties, transaction authorisation, monitoring, financial and managerial review and comprehensive reporting and analysis against approved standards and budgets.

– A treasury operating framework and Group treasury team, accountable for all treasury activities, which establishes policies and manages liquidity and financial risks, including foreign exchange, interest rate and counterparty exposures. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the Audit Committee, or the Finance & Banking Committee, on behalf of the Board.

– Our published Group tax strategy which details our approach to tax risk management and governance, tax compliance, tax planning, the level of tax risk we are prepared to accept and how we deal with tax authorities, which is reviewed by the Audit Committee on behalf of the Board.

– The Audit Committee reviews the Group whistle-blower procedures to ensure they are effective.

– The Audit Committee continued to receive and review reports on the progress of the Finance Transformation element of the APEX programme during 2019 and the mitigation of the associated risks.

78	Smith+Nephew Annual Report 2019

Strategy

This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitation, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Entities where the Company does not hold a controlling interest have their own processes of internal controls.

We have reviewed the system of internal financial control and satisfied ourselves that we are meeting the required standards both for the year ended 31 December 2019 and up to the date of approval of this Annual Report. No concerns were raised with us in 2019 regarding possible improprieties in matters of financial reporting.

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

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through its Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any significant weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2019 and included the period up to the approval of this Annual Report. The main elements of this review are as follows:

– The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2019.

– Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2019 in accordance with the requirements in the US under section 404 of the Sarbanes-Oxley Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on their assessment, management concluded and reported that, as at 31 December 2019, the Group’s internal control over financial reporting was effective based on those criteria. Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls. KPMG, an independent registered public accounting firm, issued an audit report on the Group’s internal control over financial reporting as at 31 December 2019.

Code of ethics for senior financial officers

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the SVP Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any substantive amendments to the Code during 2019 or up until 20 February 2020. A copy of the Code of Ethics for Senior Financial Officers can be found on our website at www.smith-nephew.com.

In addition, every individual in the finance function certifies to the Chief Financial Officer that they have complied with the Finance Code of Conduct.

Evaluation of composition, performance and effectiveness of the audit committee

The composition, performance and effectiveness of the Audit Committee was evaluated this year in accordance with the EU Audit Reform. Its effectiveness is also reviewed in conjunction with the annual Board evaluation, conducted internally by the Senior Independent Director.

The review by the Audit Committee found the following and the below action will be taken during 2020:

Composition	An additional member of the Committee with recent and relevant financial experience will be appointed.
Performance & Effectiveness	The Audit Committee is well chaired, with a clear role, an efficient use of time and high quality information.

Smith+Nephew Annual Report 2019	79

Strategy
Governance

Audit, Risk and Control continued

Compliance & Culture Committee report

Oversight of culture in addition to our focus on compliance and quality.

Membership

	Member from	Meetings attended
Marc Owen (Chair)	March 2018	4/4
Michael Friedman[1]	August 2014	2/2
Vinita Bali	April 2015	4/4
Ian Barlow[2]	October 2014	2/2
Virginia Bottomley[3]	April 2019	3/3
Roland Diggelmann[4]	April 2019	2/2
1	Michael Friedman retired from the Board and the Committee at the Annual General Meeting on 11 April 2019.
2	Ian Barlow retired from the Board and the Committee at the Annual General Meeting on 11 April 2019, having completed nine years’ service.
3	Virginia Bottomley joined the Compliance & Culture Committee on 11 April 2019.
4	Roland Diggelmann joined the Committee on 11 April 2019. He resigned as a Non-Executive Director and became Chief Executive Officer on 1 November 2019.

In 2019, we held four physical meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal & Compliance Officer and the Chief Quality & Regulatory Affairs Officer, Chief HR Officer and Deputy Company Secretary also attended all or part of the meetings by invitation.

During 2019, the Terms of Reference and name of the Committee changed from the Ethics & Compliance to Compliance & Culture Committee. The Terms of Reference of the Compliance & Culture Committee describe the role and responsibilities more fully and can be found on our website at www.smith-nephew.com.

This decision was taken by the Board in 2018 as we felt that a Committee dedicated to compliance, culture, sustainability and our stakeholders and comprising Non-Executive Directors for the US, Europe and Asia would be able to focus more effectively on listening to the views of our employees and our stakeholders globally than some of the other alternatives under the 2018 Code.

At each meeting we continued to note and considered the activities of compliance and enforcement agencies (an important stakeholder of Smith+Nephew) and investigation of possible improprieties. At every meeting a report on the Quality and Regulatory Affairs (Q/RA) function was provided along with updates of product complaint trends. We also reviewed a report on the activities of the Group’s Ethics & Compliance Committee and reviewed the progress of the Global Compliance Programme, including the roll-out of the new Code of Conduct and Business Principles. In addition, from April 2019 our Human Resources function provided the Committee with further information on our culture, which we will use next year to take our programme forward. The Sustainability Strategy and framework, which now focuses on the key areas of People, Planet and Products. Sustainability is now the responsibility of Mark Gladwell, President of Operations and Global Business Services.

Oversight of quality & regulatory matters

Product safety is at the heart of our business. Regulatory authorities across the world enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. During the year, we received summary reports and provided oversight regarding the general quality and regulatory activities of our business. At each meeting, we received a report on quality and regulatory matters from the Chief Quality and Regulatory Affairs Officer.

We reviewed the results of external regulatory inspections and audits conducted by the FDA and other regulatory agencies. We also reviewed results of internal quality audits and metrics associated with critical quality processes. We monitored the work being undertaken to prepare our manufacturing and design sites for future inspections, including those associated with the EU Medical Device Regulation. During the year we also reviewed progress in areas of focus such as vigilance reporting, acquisition integrations and supplier quality management.

“Broadening our scope to oversee culture in addition to our focus on compliance and quality.” Marc Owen Chair of the Compliance & Culture Committee

80	Smith+Nephew Annual Report 2019

Strategy

Oversight of ethics & compliance

The sustainability of our business depends on ‘Doing the right thing’. During the year, we oversaw the ethics and compliance activities of our business. At each meeting we received a report on ethics and compliance matters from the Chief Legal & Compliance Officer.

We regularly review our compliance programme as it relates to healthcare professionals and third party sellers (such as distributors and sales agents), particularly in higher risk markets. For healthcare professionals, this includes policies, training and certification for employees and sales agents, as well as approval of consulting services and grants and fellowships. For distributors and other high risk third parties, our programme includes screening, contracts with compliance terms, compliance training and certification for employees and sales agents, as well as approval of consulting services and grants and fellowships.

We ensure that comprehensive due diligence is carried out prior to an acquisition and we ensure that following acquisitions new businesses are integrated rapidly into the Smith+Nephew compliance programme.

We oversee the employee compliance training programme, ensuring that all new employees are trained on our Code of Conduct and Business Principles, which sets out our basic legal and ethical principles for conducting business. During the year, we reviewed and approved updates to our Code of Conduct, including integration of our culture pillars of Care, Collaboration and Courage into the Code.

We are updated on significant calls made to our whistle-blower line, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law) and are updated on allegations of potentially significant improprieties and the Company’s response.

Oversight of culture

During 2019, the Company established its core purpose of Life Unlimited, and with this, supporting culture pillars of Care, Collaboration and Courage. Together with our new strategic imperatives, these have created greater alignment across our business and stronger understanding by employees of their role in supporting our collective success.

During the Board visit to our sites in Memphis in June 2019, members of the Compliance & Culture Committee met a wide range of employees who worked in one of our largest manufacturing operations. Some of these employees had worked for the Company for over 30 years, whilst others had only joined us in the past few months. Meeting and talking directly to these employees gave the members of the Compliance & Culture Committee and the full Board a deeper insight into the employee experience working for Smith+Nephew in one of our key sites.

In particular, we reviewed improvements made to the working conditions at our Memphis manufacturing site in the past 12 months. These included a fundamental facility improvement programme, which has led to a healthier, safer and more caring working environment for employees both within the factory and the immediate environment. Workflow processes and floor layouts had also been improved leading to increased efficiencies. We also saw how there was an increased sense of pride in work and a feeling of camaraderie amongst employees who had actively collaborated in the improvement programme. As a result of these improvements, the Board has seen staff turnover levels reducing and diversity levels improving. During our visit to the product development areas we observed how the teams were working together with key external stakeholders to better understand their needs and translate those needs into innovative new products.

Live global employee webcasts led by our Chief Executive Officer and members of the Executive Committee have been well-received. These forums provide employees with a greater understanding of our company performance and strategy and the role they play in it, as well as an opportunity to directly interact with senior leadership and voice questions or comments. Conducted in an informal and open style, these webcasts further reinforce our culture. Both employees and senior leadership have benefited from the insights shared during the webcasts. The Board as a whole are mindful that we too would like similar or further interaction with employees directly and this will be a focus for 2020.

Feedback is gathered more formally on an annual basis through our employee engagement survey. This year for the first time, Smith+Nephew moved to the Gallup survey as its measurement tool for its direct correlation between engagement and business performance. This allows us to benchmark against similar companies in our industry, and more importantly, provides direct tools and resources to increase engagement at the point of highest impact: between manager and employee. We were delighted to receive feedback from 84% of our employees. Managers have access to a wide variety of resources and tools to help them build on strengths and address areas of opportunity within their teams, further supporting our culture pillars. Together with their teams, managers have reviewed the results from the annual survey and are implementing actions to address these results. This will continue into 2020 and we will again measure engagement and identify areas of progress and opportunity through the annual survey process.

Smith+Nephew Annual Report 2019	81

Strategy
Governance

Audit, Risk and Control continued

Compliance & Culture Committee report continued

Our focus for 2020 will include:

Develop a programme of Board listening sessions to enable the Board to further monitor and assess the corporate culture.

Review employee feedback gathered through the annual survey and other mechanisms to ensure the Board is aware of and able to ensure that opportunities are leveraged and any issues resolved.

Ensure oversight of the Company’s Sustainability programme and relationships with key stakeholders.

Provide Committee Members with expanded opportunities to receive direct employee feedback at multiple sites globally.

For specific issues where employees may not feel comfortable articulating their views we have a whistle-blowing policy and confidential hotline.

This was my first report as Chair of the Compliance & Culture Committee. In 2019 we laid the foundations for further work to be completed in 2020 that will allow the Board to focus on culture, the employee voice and our stakeholders.

Marc Owen

Chair of the Compliance & Culture Committee

82	Smith+Nephew Annual Report 2019

Strategy

Responsibilities of the Compliance & Culture Committee

Timetable 2019
	February	April	June	July	November
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

– Receiving reports from the Group’s Ethics & Compliance Committee meetings and from the Chief Legal and Compliance Officer.

Noted the Code of Conduct & Business Principles would be updated to reflect the new purpose and culture pillars. Received an update on Compliance Validation Assignments.

Reviewed a progress report on the changes being made to the Code of Conduct.

Reviewed the due diligence and integration processes in respect of recently announced acquisitions.

Approval of the Modern Slavery Statement for the year ended 31 December 2018.

			Approval of the Code of Conduct 2019 (by written resolution).	Reviewed significant findings from monitoring auditing, and progress on Corrective and Preventative Actions. Reviewed a report on the integration of Osiris.	Noted feedback received on the Code of Conduct launched in August. Received an update on the audit of the Compliance Validation assignment Programme.
Culture
– Oversight of our relationship with stakeholders, including the employee voice and sustainability.

Approved updated Terms of Reference.

Noted the changes in the 2018 UK Corporate Governance Code, 2018 Board Effectiveness Guidelines and employee voice.

Update from management on activities, including brand purpose and Culture pillars, dashboards used and engagement/survey.

Prepared for the Board visit to Memphis to hear the employee voice.

Received an update on the Company’s culture transition.

Reviewed the Engagement Survey results and noted the focus for the next steps.

Reviewed the Valuing Difference Programme and Sustainability Programme.

Noted the Board’s engagement at the Memphis site in June.

Received an update on the actions undertaken in respect of the culture transition process.

Endorsed the new strategy and framework to be incorporated into the Sustainability Policy, to be put forward to the Board for approval in 2020.

Quality and Regulatory Affairs (Q/RA)

– Overseeing the processes by which regulatory and quality risks relating to the Company and its operations are identified and managed.

– Receiving and assessing regular functional reports and presentations from the Chief Quality and Regulatory Affairs Officer or the SVP Quality Operations.

Reviewed Quality and Regulatory report noting status of various Quality and Regulatory metrics and initiatives.

Received an update on the plans to address the potential impact on the Group of both the EU Medical Device Regulations (EU MDR) and Brexit.

		Reviewed Quality and Regulatory report noting status of various Quality and Regulatory metrics and initiatives including updates on Regulatory Agency and Notified Body interactions.		Reviewed Quality and Regulatory report noting status of various quality and regulatory metrics and initiatives including updates on field actions, complaints.	Reviewed the Global Quality Report which included updates in respect of FDA inspection readiness, supplier quality management and EU MDR.

Smith+Nephew Annual Report 2019	83

Strategy
Governance

Stakeholder Statement

Our approach to stakeholders

Directors’ duties

The Board is mindful of Smith+Nephew’s key stakeholders listed below and has taken them into consideration in accordance with the Code. The Board, advised by the Company Secretary is, mindful of its section 172 duties, when it determines the impact of decisions upon all stakeholders under the Companies Act. Out of that Section 172 duty, the principal stakeholders of Smith+Nephew and the impact we have upon them is discussed below. Please read the Sustainability Report at www.smith-nephew.com for more information on the Board and Smith+Nephew’s work on community and environment.

Employees
We’re proud of our employees and in turn we want them to be proud of working at Smith+Nephew. This can only be done if we really listen to their concerns and take appropriate action.

Their concerns

– That the Board ensure that when making strategic decisions the impact upon our employees is fully considered.

– Opportunities for development and progression.

– Flexible working for all.

– Diversity and inclusion, globally. We are a global company.

How we engage

The Board regularly takes the opportunity to meet with staff at all levels in the organisation when making site visits across our operations. Regular staff surveys are undertaken, which the Board reviews and follows up on outcomes. The Compliance & Culture Committee reviews certain workplace policies and whistle-blowing incidents, ensuring that appropriate follow up is implemented as necessary.

2019 Highlights

– The Board considered the impact on current and prospective employees when making strategic decisions, including the acquisition of Osiris, Leaf and Brainlab.

– The Board met with a wide cross section of employees at two of our major sites in Memphis (US). We observed the positive changes being made to the Memphis factory to improve both the operational performance and the working environment for our employees and listened to employees view as we walked the floor.

– The Compliance & Culture Committee assumed responsibility for overseeing our corporate culture and workplace policies and reported back regularly to the Board. It was felt three NEDs from the US, Europe and Asia concentrating on this topic as part of the Committee worked better for us than one nominated NED or an employee appointed representative on the Board.

		2020 Actions – Programme of employee engagement will be developed and implemented further during 2020. – Board Listening sessions to include discussion on executive pay.	» Compliance & Culture Committee page 80 » People page 24
Customer & suppliers
Our Customers and Suppliers need to be nurtured in order for our business to grow and develop.	Their concerns – Prompt and fair payment. – Listening to their requirements. – Quality and Regulatory.

How we engage

Board meeting updates from the management team and Compliance & Culture Committee on relationships with our key customers and suppliers and how these relationships are evolving as we respond to different market conditions and environments.

2019 Highlights

– We met with the Chief Executive Officer, the Head of Procurement and the Chief Medical Officer at Schulthess Hospital in Zurich, Switzerland, the largest Orthopaedics hospital in Europe. This gave us a better understanding of the requirements of the surgeons who use our products and the considerations of the procurement function as one of our major customers.

– The Compliance & Culture Committee assumed responsibility for overseeing relationships with our key stakeholders including customers and suppliers.

2020 Actions

– Brexit plans to be implemented to prioritise the supply of products to our customers and provide all that they require.

– Focus of R&D programme is developing products to benefit the patients of the future.

» Suppliers page 31 » Compliance & Culture Report page 80

84	Smith+Nephew Annual Report 2019

Strategy

Investors
The owners of our business.	Their concerns – Strategy. – Performance. – Leadership. – Succession Planning. – Remuneration.

How we engage

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

2019 Highlights

– The Executive Directors held 108 meetings with investors representing 44.1% of the Company’s share capital. They discussed a range of topics including M&A, Robotics, margin, organisational structure and guidance.

– The Chair, Roberto Quarta, held 13 meetings and telephone calls with investors holding approximately 23.5% of the Company’s share capital. They discussed a range of topics including the performance of the Company, the change in Chief Executive Officer and the remuneration of Roland Diggelmann as our new Chief Executive Officer.

– The Chair of the Remuneration Committee, Angie Risley reached out to our top 28 shareholders holding over 50% of the Company’s shares and received responses from 26 shareholders collectively holding 46.8% of the Company’s share capital in connection with the 2020 Remuneration Policy and Roland Diggelmann’s compensation as the newly appointed Chief Executive Officer with effect from 1 November 2019.

2020 Actions

– The Board will continue to receive regular updates at Board meetings on management and Chair meetings with investors and will review regular analyst reports.

– The management team and the Chair and Non-Executive Directors will continue to engage with shareholders. If you have matters to raise with the non-executive team, please contact the Company Secretary.

– Continue to engage on all matters of governance, including Remuneration.

» Remuneration Report page 86
Government & regulators

In many countries, our principal customers are governments, who purchase our products for their national health systems. It is important that we maintain good relationships with governments so that we continue to develop cost efficient solutions to their national healthcare issues.

	Their concerns – Product safety. – Competition issues. – Compliance with local legal regulatory requirements. – Social and economic concerns.	How we engage We operate in a heavily regulated industry and our businesses across the world are regulated by many different authorities in different jurisdictions.

2019 Highlights

– The Compliance & Culture Committee received regular reports from the Quality and Regulatory function on regulatory activities and the results of regulatory inspections.

– The Compliance & Culture Committee received regular reports from the Legal & Compliance function on the activities of key agencies relating to ethics and compliance matters.

– The Compliance & Culture Committee received regular reports regarding the EU MDR, which will become effective in May 2020.

– The Board and the Audit Committee received regular updates relating to the progress towards Brexit and management plans to manage the transition as smoothly as possible.

2020 Actions

– The Compliance & Culture Committee will continue to oversee relationships between the Company and our regulators.

– The Board and the Audit Committee will continue to monitor management preparations and implementation of processes for Brexit.

» Compliance & Culture Report page 80 » Audit Report page 72

The Directors Report comprises pages 5, 24–25, 28-29, 32–33, 39, 40–49, 52, 63, 66, 68-70, 74-82, 84-85, 161-162, 184, 189-192, 205-211 and was approved by the Board on 20 February 2020.

Susan Swabey

Company Secretary

Smith+Nephew Annual Report 2019	85

Strategy
Governance

Remuneration

Directors’ Remuneration report

Our focus in 2020 will be on implementing the new Remuneration Policy and on continuing to align our remuneration arrangements with the new Strategic Imperatives of the Company.

Membership

	Member from	Meetings attended
Angie Risley (Chair)	September 2017	8/8
Vinita Bali[1]	April 2015	7/8
Virginia Bottomley	April 2014	8/8
Robin Freestone	September 2015	8/8
Roberto Quarta	April 2014	8/8
1	Vinita Bali attended all meetings except for one, which was convened at short notice, when she had an unavoidable prior appointment.

Dear Shareholder,

2019 was a busy year for the Remuneration Committee. Our prime focus was on developing our new Remuneration Policy, which is being presented to you for approval at the Annual General Meeting on 9 April 2020. In addition, we considered remuneration arrangements for the outgoing and incoming Chief Executive Officer.

Review of 2019 Performance

During the year, the Company delivered underlying revenue growth of 4.4% and a 40bps improvement in trading profit margin, excluding the one-off legal gain in 2018 in-line with guidance. Performance improved over the course of the year, with 3.9% underlying revenue growth in the first half and 4.9% in the second half. All three global franchises delivered an improved revenue growth performance over the prior year. Our orthopaedics franchise delivered 4.0% underlying revenue growth (2018: 3%), Sports Medicine & ENT achieved 7.0% (2018: 2%), and Advanced Wound Management delivered 2.2% (2018: 0%). Our Emerging Markets delivered 16.1%, and now account for 19% of Group revenue.

Aligning pay for performance is an important principle in our remuneration strategy. Members of the Audit Committee joined us to consider our results and determine the extent to which performance against the targets in our incentive plans was met. Taking into account this financial performance along with consideration of how our Executive Directors performed against their business performance objectives, the Committee determined that the 2019 Cash Incentive Plan would pay out at 106.7% of salary for Namal Nawana and 102.7% of salary for Graham Baker, resulting in payments of $1,674,653 and £569,606 respectively and an Equity Incentive Award for Namal of 55% and for Graham of 50% of salary. This reflected revenue performance between target and maximum, trading profit margin on target and trading cash flow performance between threshold and target. Reviewing the performance of the Company as a whole, the Committee was confident that these outcomes appropriately reflected our underlying performance over the year as a whole.

The Committee also reviewed performance over the past three years and determined that 98% of the target Performance Share Programme awards would vest. This reflected a maximum performance against the Cash Flow target and strong performances against the TSR and ROIC targets and below threshold performance global revenue growth.

Remuneration Policy

Smith+Nephew has gained renewed drive and impetus over the last couple of years, with the results being reflected in both our financial performance and shareholders’ view of the Company. The business has a new purpose and culture, a renewed commitment to innovation, and is demonstrating an improved growth trajectory. In developing the new Policy, the Committee wanted to ensure that our remuneration framework harnesses this new energy and continues to align employees with Smith+Nephew’s strategic goals as we look forward.

As a result, we are proposing a number of changes to how we pay our Executive Directors. The changes are intended to ensure that remuneration remains fit for purpose in future years, and is best able to motivate employees to deliver the next phase of Smith+Nephew’s growth. In addition, we have taken the opportunity to make a number of changes to respond to recent governance developments, adopting a best practice approach against the provisions of the UK Corporate Governance Code (the ‘Code’).

Culture Committee

“Our new Policy provides a simplified framework that motivates Executives to deliver outstanding performance both in the short and long-term and adopts a best practice approach against the new Code.”

Angie Risley

Chair of the Remuneration Committee

86	Smith+Nephew Annual Report 2019

Strategy

The changes are intended to:

– Increase strategic alignment to drive profitable and sustained growth.

– Simplify and address challenges with the previous framework, including a move from three incentive plans to two.

– Provide a more aspirational incentive framework which motivates and drives outstanding Smith+Nephew performance.

– Ensure any increase in overall opportunity is through long-term performance-related pay and subject to outperformance. To this end we would highlight that:

• There is no material increase in total remuneration for delivery of below-threshold, threshold or on-target performance;

• There is no increase in short-term incentive opportunity, and indeed there is a significant reduction in short-term pay for delivery of threshold and on-target performance.

– Continue to respond to governance developments.

Over the course of 2019, we undertook an extensive engagement programme with shareholders. We engaged with holders of nearly 50% of our share capital, along with their representative bodies and proxy voting agencies. I would like to take this opportunity to thank all those we met or spoke to for their constructive challenge and comments.

The overall tone of the feedback was very positive. Shareholders welcomed the increased emphasis on long-term sustainable performance, greater simplicity, and the steps we were taking to address the Code provisions. We listened to, and discussed all feedback received, and as a result made some changes to the initial proposals, including around the pace of pension reduction and the maximum opportunity under the Performance Share Programme.

Full details are given in the Policy Report on pages 90–100, but the key changes in the new Policy are summarised below (for completeness, changes to the performance measures are also shown, although it is recognised these are a change in implementation rather than the Policy itself).

A summary of the new framework and how it compares to the previous one is set out on page 89.

We would ask you to support our new Remuneration Policy, which we believe will continue to ensure that Executive Directors are aligned with our strategic objectives, rewarded for delivering long-term profitable growth, and in doing so to create shareholder value.

Departure of Namal Nawana, CEO

As announced on 21 October 2019, Namal and the Board came to a mutual agreement that he would step down as Chief Executive Officer with effect from 1 November 2019, but continued to be employed until 31 December 2019.

The Committee gave careful consideration to the termination arrangements for Namal, further details of which are provided on page 115 in the Implementation Report. In summary, the following treatment was applied:

– Salary, benefits and pension contributions continued up to 31 December 2019, when Namal ceased to be an employee.

– A payment in respect of salary, benefits and pension contributions for the balance of his 12-month notice period (1 January to 20 October 2020) when he resigned from the Board.

– Entitlement to participate in the 2019 Annual Cash Incentive Plan and receive an Equity Incentive Award in 2020 in respect of performance in 2019 (effectively the deferred element).

– As a result of his departure being mutually agreed, his outstanding 2019 Equity Incentive Award will be preserved and vest on the original vesting dates, while his outstanding 2018 and 2019 Performance Share Programme awards will be pro-rated for service and will vest on their original vesting dates, subject to their performance conditions. The two-year holding period on these awards will continue to apply.

– A 12-month non-compete period, commenced on 1 January 2020.

The Committee considers that this treatment observes Namal’s contractual entitlements and the requirements of US law.

Appointment of Roland Diggelmann

As announced on 21 October 2019, Roland Diggelmann, who had previously been one of our Non-Executive Directors, was appointed Chief Executive Officer on 1 November 2019. Roland is based in Switzerland at our European headquarters and is therefore employed under a Swiss employment contract. He was employed under the terms of the 2017 Remuneration Policy on a base salary of CHF 1,380,000, which was around 10% lower than Namal’s base salary based on an exchange rate of CHF to US$ 1.0063. His next salary review will be in April 2021. He receives pension contributions of 12% of base salary into the Swiss Profond Pension Plan. This is in-line with the wider UK workforce. He did not participate in any short or long-term incentive arrangements in respect of 2019. He will be paid in accordance with the 2020 Remuneration Policy as detailed on pages 90 to 100, subject to its approval by shareholders.

Global Share Plan 2020

Our 2010 Global Share Plan is due to expire this year, so we are seeking approval for a new Global Share Plan 2020. This is an umbrella plan that we use to make awards throughout the business, including to our Executive Directors and Executive Officers. The terms of the new plan are broadly unchanged, but we have taken the opportunity to make some modest amendments to reflect updated wording on malus and clawback, allowing the Remuneration Committee the discretion to reduce an award if the outcome is unjustified and introducing a two-year post vesting holding period for Executive Directors.

Smith+Nephew Annual Report 2019	87

Strategy
Governance

Remuneration continued

Directors’ Remuneration report continued

Other Matters

During the year, we also reviewed a broad range of employee remuneration matters having oversight of company wide remuneration arrangements including gender pay ratio, CEO pay ratio and remuneration arrangements for sales representatives.

I would like to thank my fellow Committee members for their support during what has been a busy year, and look forward to your support at our 2020 AGM.

Angie Risley

Chair of the Remuneration Committee

Looking Forward – Remuneration Committee’s focus for 2020

During 2020, the Remuneration Committee intends to:

Focus on ensuring that the 2020 Remuneration Policy is implemented effectively.

Keep under review how the new structure and performance measures bed into the business, to ensure that they are driving the right performance and behaviours not only at Executive Director level, but throughout the Company.

Continue to oversee remuneration arrangements across the Company as a whole, monitoring wider employee pay initiatives and our gender pay performance.

Measures in our variable pay plans
Performance measures in Annual Bonus Plan for 2020
Revenue (40%)	Top-line growth is essential for continued progress and long-term value creation.
Trading Margin (40%)	Trading margin focuses on profit and removes volatility.
Business Objectives (20%)	Individual business objectives linked to specific strategic objectives to ensure alignment across the Company.
Performance measures in our Performance Share Programme for 2020
Revenue Growth (25%)

Top-line growth leading to value creation is a key goal for Smith+Nephew over the next three to five years.

Winning market share is important to create a competitive advantage for Smith+Nephew in driving growth.

Return on Invested Capital (25%)	Provides focus on long-term efficiency and profitability. Bottom-line performance provides balance to revenue measure. Important measure for our investors.
Cumulative Free Cash Flow (25%)	Essential to fund investment, pay down debt and take advantage of market opportunities. Important measure for our investors and forms part of management conversations with the market.
TSR performance against an Index (25%)

Total Shareholder Return aligns Executive reward to the shareholder experience.

An indexed approach avoids an anomalous result which can arise if there is a small number of extreme outliers in the group.

Compliance statement

We have prepared this Directors’ Remuneration Report (the Report) in accordance with The Enterprise and Regulatory Reform Act 2012–2013 (clauses 81–84) and The Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations), The Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report) Regulations 2019 and The Companies (Miscellaneous Reporting) Regulations 2018. The Report also meets the relevant requirements of the Financial Conduct Authority (FCA) Listing Rules.

The first part of the Report (pages 90 to 100) is the Directors’ Remuneration Policy Report (the Policy Report) which will be put to shareholders for approval at the Annual General Meeting on 9 April 2020. The Policy Report describes our proposed Remuneration Policy as it relates to the Directors of the Company. All payments we make to any Director of the Company will be in accordance with this Remuneration Policy. This Policy, if approved by shareholders will remain unchanged until 2023 and it is intended that it will next be put to a shareholder vote at the Annual General Meeting to be held in 2023. In the event that the 2020 Remuneration Policy is not approved by shareholders, Executive Directors will be paid in accordance with the Remuneration Policy approved by shareholders in 2017 until such time as a new Remuneration Policy is approved.

The second part of the Report (pages 101 to 120) is the annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 9 April 2020. The Implementation Report explains how the Remuneration Policy was implemented during 2019. The following sections have been audited by KPMG: The Single Figure Tables on Remuneration including related notes (pages 104 to 115); details of awards made under the Performance Share Programme (pages 110 to 112); Summary of Scheme Interests during the year (page 114); Payments to Namal Nawana including loss of office (page 115); Payments made to past directors (page 115); Directors interests in ordinary shares (page 116); and Senior Management Remuneration (page 120).

88	Smith+Nephew Annual Report 2019

Strategy

Summary of changes between the existing and proposed Remuneration Policy

Achieve the full potential of our portfolio	Pricing and Reimbursement
New framework	Rationale for change from previous framework
Pension Contributions

Chief Executive Officer and Executive Director future appointments – 12% of salary, in-line with what is available to the wider UK workforce.

Chief Financial officer – contribution rate will taper down, to 20% of salary in 2020, and 12% of salary in 2021.

Previously, UK-based Executive Directors were entitled to a pension contribution of 30% of salary. Reduction to bring Executive Directors in-line with the wider employee population is aligned with the Code requirements.

Annual Bonus Plan
Structure
Cash Incentive Plan and Equity Incentive Plan combined into the single Annual Bonus Plan.	Simplified structure is more focused, easier for participants and shareholders to understand, and more effective in incentivising the right behaviours.
Opportunity
Overall maximum opportunity unchanged, while the target opportunity is reduced from 150% to 107.5% base salary.	Reduced short-term opportunity for target performance allows us to increase the emphasis on incentivising and rewarding sustainable long-term performance.
Gearing
Proportion paid out for on-target performance reduced from 70% of the maximum opportunity to 50%.	Brings greater alignment with typical UK practice and external expectations.
Deferral

Increase in the proportion of the overall bonus deferred from around a third (dependent on performance) to 50%.

Deferral timeframe extended from annual release over 3 years to cliff release after 3 years.

Greater deferral and longer timeframes increase long-term alignment with shareholders and reflect best practice in the market.
Performance measures
Simplified to focus on key drivers of performance: – Revenue – 40% – Trading margin – 40% – Business objectives – 20%	Simplifies the previous framework, placing a strong focus on delivering sustainable and profitable growth.
Performance Share Programme
Opportunity
Increase in the maximum opportunity from 190% of salary to 275%.	Increased opportunity reflects the shift in emphasis away from short-term to long-term performance with higher reward for significant outperformance.
Performance measures

Performance measures are considered to remain appropriate and aligned with our strategy, so no major changes are proposed.

Relative TSR will be measured on an index rather than ranked basis going forward, to provide a fairer reflection of performance.

Focus has been on ensuring that we are setting appropriately stretching targets under these measures to recognise the increase in overall opportunity and reflect shareholder feedback in this area.

TSR peer groups remain the same with a FTSE 100 peer group and an S&P global healthcare peer group, but the move from a ranked approach to an indexed approach avoids anomalies arising from a small number of outliers in the peer group.

Post-cessation shareholding guidelines
Post-cessation shareholding guidelines introduced – Executive Directors required to hold their guideline in full (or actual holding if lower) for two years following departure.	Introduction of post-cessation guidelines extends alignment with shareholders, and adopts a best practice position with regards to the Code requirements in this area.

Smith+Nephew Annual Report 2019	89

Strategy
Governance

Remuneration continued

The Policy report

The following section sets out our Directors’ Remuneration Policy (‘Policy’). This Policy will be submitted as a binding vote to shareholders at the 2020 AGM and will apply to payments made on or after 9 April 2020.

In designing the Policy, the Committee followed a robust process which included discussions on the content of the Policy at four Committee meetings. The Committee considered input from management and our independent advisors, and sought the views of the Company’s major shareholders and other stakeholders, including employees.

Changes to policy

The 2020 Remuneration Policy makes the following changes to the 2017 Remuneration Policy:

– For new appointments and the current Chief Executive Officer, the maximum cash allowance paid in lieu of pension has reduced from 30% to 12% of base salary, to bring it fully into line with the wider UK workforce. For the Chief Financial Officer, the maximum amount will taper over the life of the Policy such that it also reaches 12% of base salary by 1 January 2022, compared to 30% under the previous policy.

– The former Annual Cash Incentive Plan (CIP) and Annual Equity Incentive Plan (EIP) have been simplified and amalgamated into an integrated Annual Bonus Plan, which is structured as a 50% cash bonus and 50% deferred share award:

• The aggregate maximum opportunity of 215% of base salary is unchanged;

• The aggregate target opportunity has reduced from 70% of maximum to 50% of maximum;

• If considering the former Equity Incentive Plan as a form of deferred bonus, for the annual incentive arrangements as a whole the amount deferred into shares has been increased from around a third of the total amount to 50%, with the time period for release lengthened from evenly over three years to all after three years.

– The maximum annual opportunity under the Performance Share Programme has been increased from 190% to 275% of base salary.

– Incorporates post-employment shareholding guidelines, which have been introduced from 1 January 2020.

Future policy table – Executive Directors

Base salary and benefits

Base salary
Core element of remuneration, paid for doing the expected day-to-day job.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

Salaries are normally reviewed annually with any increase applying from 1 April. Salary levels and increases take account of:

– Scope and responsibility of position;

– Skill/experience and performance of the individual Executive Director;

– General economic conditions in the relevant geographical market;

– Average increases awarded across the Company, with particular regard to increases in the market in which the Executive Director is based; and

– Market movements within a peer group of similarly sized listed companies.

The base salary of the Executive Directors with effect from 1 April 2020 will be as follows:

– Roland Diggelmann CHF 1,380,000.

– Graham Baker £568,277.

While there is no maximum salary level, any increases will normally be in-line with the wider employee population within the relevant geographic area.

Higher increases may be made under certain circumstances, at the Committee’s discretion. For example, this may include:

– increase in the scope and/or responsibility of the individual’s role; and

– development of the individual within the role.

A full explanation will be provided in the Implementation Report should higher increases be approved in exceptional cases.

In addition, where an Executive Director has been appointed to the Board at a lower than typical salary, larger increases may be awarded to move them closer to market practice as their experience develops.

Performance in the prior year is one of the factors taken into account and poor performance is likely to lead to a zero salary increase.

90	Smith+Nephew Annual Report 2019

Strategy

Pension and payment in lieu of pension
Provide Executive Directors with an allowance for retirement planning.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

Executive Directors receive a cash allowance in lieu of membership of a Company-run pension scheme.

In jurisdictions where the local law requires employees to participate in a Company–run pension scheme, Executive Directors participate in the local pension scheme to the extent of the amount paid in respect of the majority of our UK-based workforce.

Base salary is the only component of remuneration which is pensionable.

The current Chief Executive Officer participates in the Swiss pension plan, and the Company contribution is 12% of his base pay in-line with the wider UK workforce. For any newly appointed Executive Directors, the maximum cash allowance payable in lieu of a pension is 12% of base salary.

For the current Chief Financial Officer, the maximum cash allowance payable in lieu of a pension over the life of this Policy will be as follows:

– 2020: 20% of base salary.

– 2021: 12% of base salary.

None.

Benefits
Provide employees with a market competitive benefits package.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

A wide range of benefits may be provided depending on the benefits provided for comparable roles in the location in which the Executive Director is based.

These benefits will include, as a minimum: healthcare cover, life assurance, long-term disability, annual medical examinations, company car or car allowance. The Committee retains the discretion to provide additional benefits, where necessary or relevant in the context of the Executive Director’s location.

Where applicable, relocation costs may be provided in-line with the Company’s relocation policy for senior executives, which may include, amongst other items: removal costs, assistance with accommodation, living expenses for self and family and financial consultancy advice. In some cases, such payments may be grossed up.

While no maximum level of benefits is prescribed, they are set at an appropriate market competitive level, taking into account a number of factors, which may include:

– The jurisdiction in which the individual is based.

– The level of benefits provided for other employees within the Company.

– Market practice for comparable roles within appropriate pay comparators.

The actual amount payable will depend on the cost of providing such benefits to an employee in the location at which the Executive Director is based.

The Committee keeps the benefit policy and benefit levels under regular review.

None.

Smith+Nephew Annual Report 2019	91

Strategy
Governance

Remuneration continued

The Policy report continued

All-employee arrangements

All-employee share plans
To enable Executive Directors to participate in all-employee share plans on a similar basis as other employees.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

ShareSave Plans are operated in the UK and 32 other countries internationally. In the US, an Employee Stock Purchase Plan is operated. These plans enable employees to save on a regular basis and then buy shares in the Company. Executive Directors are able to participate in such plans on a similar basis to other employees, depending on where they are located.

Executive Directors may currently invest up to £500 per month in the UK ShareSave Plan, in-line with UK participants. The Committee may exercise its discretion to increase this amount up to the maximum permitted by HM Revenue & Customs. Similar limits will apply in different locations.

None.

Annual incentives

Annual Bonus Plan
Incentivises delivery of the business plan on an annual basis. Rewards performance against key performance indicators which are critical to the delivery of our business strategy.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

The Annual Bonus Plan is designed to reward performance over the year against financial and business objectives determined at the start of the year.

At the end of the year, the Committee determines pay-out levels based on the extent to which performance against these objectives has been achieved.

The Committee has full discretion to adjust outcomes under the Annual Bonus Plan where the amount that a participant would/could receive under an Award would result in the participant receiving an amount which the Committee considers cannot be justified or which the Committee considers to be an unfair or undeserved benefit to the Participant.

In exercising this discretion, the Committee may consider all circumstances, including (but not limited to): the financial performance of the Company; any changes in the Company’s share price; and the performance, conduct and contribution of the participant.

Malus and clawback provisions apply, as detailed in the notes to this table.

Half of the award is paid in cash after the end of the performance year and half is deferred into shares under the Deferred Share Bonus Plan (DSBP), which vest after three years.

The maximum opportunity is 215% of base salary. 50% of maximum is payable for on-target performance (107.5% of base salary). 15% of maximum is payable for threshold performance (32% of base salary).

The Committee will determine the appropriate performance measures at the start of each financial year, in order to ensure that the Annual Bonus Plan focuses on key business priorities for the Company.

Typically, 80% of the annual bonus will be based on financial performance measures. For 2020, the Committee has determined that these should be Revenue growth (40%) and Trading Profit Margin (40%).

The remainder will usually be based on business objectives linked to key areas of strategic focus.

The Committee retains the discretion to adjust the relative weightings of the financial and strategic components and to adopt any performance measure that is relevant to the Company.

Under whatever measures are chosen, the Committee will set appropriately challenging targets at the start of each year. In doing so, they will take into account a number of internal and external reference points, including the Company’s key strategic objectives for the year.

The Committee may amend the performance conditions applicable to an award in accordance with the terms of the performance conditions or if events happen which cause the Committee to consider that it fails to fulfil its original purpose and would result in an unfair benefit for the participant in the reasonable opinion of the Committee.

92	Smith+Nephew Annual Report 2019

Strategy

Long-term incentives

Performance Share Programme

To motivate and reward performance linked to the long-term strategy and share price of the Company.

The performance measures which determine the level of vesting of the Performance Share Awards are linked to our corporate strategy.

How the component operates	Maximum levels of payment	Framework in which performance is assessed

Awards are granted pursuant to the terms of the Performance Share Programme. Awards are normally made in the form of conditional share awards, but may be awarded in other forms if appropriate, including nil cost options or a combination thereof.

Awards vest after three years, subject to the achievement of stretching performance targets linked to the Company’s strategy.

The Committee has full discretion to adjust outcomes under the Performance Share Programme where the amount that a participant would/could receive under an Award would result in the participant receiving an amount which the Committee considers cannot be justified or which the Committee considers to be an unfair or undeserved benefit to the Participant. In exercising this discretion, the Committee may consider all circumstances, including (but not limited to): the financial performance of the Company; any changes in the Company’s share price; and the performance, conduct and contribution of the participant.

Participants may receive an additional number of shares equivalent to the amount of dividend payable on ordinary shares during the relevant performance period.

On vesting, a number of shares are sold to cover the tax liability. The remaining shares are required to be held by the Executive Director for a further two-year holding period.

The Committee may, in the event of any variation of the Company’s share capital, demerger, delisting, or other event which may affect the value of awards, adjust or amend the terms of awards in accordance with the plan rules.

Malus and clawback provisions apply, as detailed in the notes to this table.

The maximum annual opportunity is 275% of base salary.

For on-target levels of performance, 50% of the award vests (137.5% of base salary).

For threshold levels of performance, 25% of the award vests (68.75% of base salary).

The Committee aims to align the Performance Share Programme performance measures with the Company’s key long-term strategic objectives. In this manner, strong performance against the measures should lead to long-term sustainable value creation for our shareholders.

Measures used will typically include:

– Financial measures – to reflect the financial performance of our business and a direct and focused measure of Company success.

– Shareholder return measures – a measure of the ultimate delivery of shareholder returns, providing direct alignment.

– Strategic measures – aligned with the Company’s long-term strategy.

The make-up and weighting of each measure will be determined by the Committee each year to reflect the particular strategic objectives over the relevant performance period.

For the 2020 awards, it is proposed to use the following four measures, all equally weighted:

– Revenue growth.

– Return on Invested Capital.

– Cumulative free cash flow.

– Total Shareholder Return (TSR) performance against:

• An index of Global Healthcare companies; and

• The FTSE 100 index.

Maximum Payment will only be made for significant outperformance.

The Committee may amend the performance conditions applicable to an award in accordance with the terms of the performance conditions or if events happen which cause the Committee to consider that it fails to fulfil its original purpose and would result in an unfair benefit for the participant in the reasonable opinion of the committee.

Smith+Nephew Annual Report 2019	93

Strategy
Governance

Remuneration continued

The Policy report continued

Shareholding guidelines

Within-employment shareholding guidelines
To align Executive Directors with shareholders and the long-term success of the Company.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

The Chief Executive Officer is expected to build a shareholding of 300% of base salary and the Chief Financial Officer is expected to build a shareholding of 200% of base salary.

The Committee expects Executive Directors to satisfy this requirement within 5 years.

Until the relevant shareholding guidelines have been met, Executive Directors are required to hold 50% of any shares vesting from Company incentive plans after tax.

	Not Applicable.	None.

Post-employment shareholding guidelines
To provide extended alignment with shareholders post-departure from the Company.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

Executive Directors will normally be required to maintain their within employment shareholding guideline (or their actual holding if lower) for a period following cessation.

At the current time, the Committee requires Executive Directors to maintain 100% of their guideline for two years following departure.

	Not Applicable.	None.

94	Smith+Nephew Annual Report 2019

Strategy

Notes to future policy table – Executive Directors

Malus and clawback

At any time prior to the vesting of an award or payment of a cash bonus, the Committee may determine that an unvested award or part of an award may not vest, including to zero on the occurrence of a Trigger Event, as defined below (regardless of whether or not the performance conditions have been met). At any time up to three years after the vesting of an award or payment of a cash bonus, the Committee may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company on the occurrence of a Trigger Event. A Trigger Event shall occur if any of the following matter is discovered where:

– there has been a misstatement of the Company’s financial results which has resulted in a material overpayment to participants, which is in the form of Awards under the Plan or otherwise, irrespective of whether the relevant participants are at fault;

– there has been an error in determining the size of the Award or to the extent to which the performance conditions have been satisfied, or erroneous or misleading data, which has resulted in the vesting of an Award which would not otherwise have vested or which would otherwise have vested to a materially lesser extent;

– there has been a significant adverse change in the financial performance or reputation of the Company, including corporate failure and/or any significant loss at a general level or in respect of a global business unit or function in which a participant worked; and/or

– the Committee determines that the conduct, capability or performance of a participant or any team, business area or profit centre warrants a review.

These provisions will apply under the Global Share Plan 2020 and the Annual Bonus Plan 2020.

Legacy matters

The Committee can make remuneration payments and payments for loss of office outside of the Policy set out above where the terms of the payment were agreed (i) before the Policy set out in this report came into effect, provided the terms of the payment were consistent with any applicable policy in force at the time they were agreed; or (ii) at a time when the relevant individual was not an Executive Director of the Company (or other person to whom the Policy set out above applies) and that, in the opinion of the Committee, the payment was not in consideration for the individual becoming an Executive Director of the Company (or such other person). This includes the exercise of any discretion available to the Committee in connection with such payments. For these purposes, payments include the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are agreed at the time the award is granted.

The Policy set out above applies equally to any individual who would be required to be treated as an Executive Director under the applicable regulations. The Committee can make remuneration payments and payments for loss of office outside of the Policy set out above if such payments are required by law in a relevant country.

Consideration of employment conditions elsewhere in the Company and differences between arrangements for Executive Directors and workforce as a whole

The Committee discusses, and takes into account pay arrangements across the Company when determining the pay of Executive Directors in the following ways:

Base salary

Increases to Executive Director base salaries are generally in-line with base salary budgets in the geography in which the Executive Director is based, although the Committee will also have oversight of base salary budgets across the Company more generally when making the decision.

Pension contributions and payments in lieu of a pension

A range of different pension arrangements operate across the Group depending on location and/or length of service. Executive Directors either participate in pension arrangements relevant to their local market or receive a cash payment in lieu of a pension.

Benefits

Benefit packages vary across the world depending on local market practice. Executive Directors receive a range of benefits in-line with the standard executive benefits package in the geography in which they are based.

Annual Bonus Plan

Nearly all employees have performance-based pay, primarily in form of the Annual Bonus. Employees at different levels throughout the group participate in Annual Bonus Plans with different payment outcomes. The annual performance objectives are cascaded down to all employees from the objectives set at the beginning of the year for the Executive Directors and Executive Officers, to ensure that the performance of all employees is linked to the Strategic Imperatives. In 2019, 9 Executive Officers and 37 senior executives participated in the Annual Bonus Plan on the same basis as the Executive Directors subject to lower limits.

All Employee Share Plans

We operate two all-employee share plan arrangements depending on the most appropriate arrangement for different geographies. In 2019, in the US, 2,651 employees participated in the Employee Stock Purchase Plan. In 2019, in the UK and 32 other countries, 2,770 employees participated in the ShareSave Plan. Executive Directors, Executive Officers and senior executives participated in these plans depending on where they are located.

Long term incentives

10 Executive Officers and 38 senior executives participate in the Performance Share Programme on the same basis as the Executive Directors subject to lower limits.

Shareholding requirements

Executive Officers and senior executives who participate in the Annual Bonus Plan and the Performance Share Programme are also required to build a significant shareholding in the Company.

Smith+Nephew Annual Report 2019	95

Strategy
Governance

Remuneration continued

The Policy report continued

Illustrations of the application of the Remuneration Policy 2020

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under four different performance scenarios:

Chief Executive Officer

Current

Minimum %	100	CHF1,585k

Target %	32	28	14		26	CHF4,966k

Maximum %	22		29	12			37	CHF7,174k

Maximum+ %*	19		24	11				46	CHF8,485k

Proposed

Minimum %	100	CHF1,585k

Target %	32	30			38	CHF4,966k

Maximum %	19			36				45	CHF8,347k

Maximum+ %*	15			29						56	CHF10,244k

Chief Financial Officer

Current

Minimum %	100	£762K

Target %	36	26	13		25	£2,153k

Maximum %	25		28	12		35	£3,062k

Maximum+ %*	21		24	10			45	£3,602k

Proposed

Minimum %	100	£705k

Target %	34	29		37	£2,097k

Maximum %	20		35				45	£3,488k

Maximum+ %*	17		28					55	£4,269k

* + 50% share price growth	Fixed pay	Cash incentive	Equity incentive	Annual bonus	PSP

	Assumed performance	Assumptions used for proposed Policy
Fixed pay	All performance scenarios	– Consists of total fixed pay, including base salary and pension allowance (as at 1 April 2020) and benefits (as received during 2019).
Variable pay	Minimum Performance	– No pay-out under the Annual Bonus Plan. – No vesting under the Performance Share Programme.
	Target Performance	– 50% of maximum payout under the Annual Bonus Plan (ie 107.5% of salary) – 50% vesting under the Performance Share Programme (ie 137.5% of salary)
	Maximum Performance	– 100% of the maximum pay-out under the Annual Bonus Plan (ie 215% of salary). – 100% vesting under the Performance Share Programme (ie 275% of salary).
	Maximum performance (including 50% share price growth scenario)	– 100% of the maximum pay-out under the Annual Bonus Plan (ie 215% of salary). – 100% vesting under the Performance Share Programme (ie 275% of salary). – 50% growth in share price.

Performance Share Programme awards have been shown at face value with no discount rate assumptions.

The charts provide illustrative values of the remuneration package in 2020. Actual outcomes may differ from those shown.

Policy on recruitment arrangements

Our policy on the recruitment of Executive Directors is to pay a fair remuneration package for the role being undertaken and the experience of the Executive Director appointed. In terms of base salary, we will seek to pay a salary comparable, in the opinion of the Committee, to that which would be paid for an equivalent position elsewhere. The Committee will determine a base salary in-line with the Policy and having regard to the parameters set out in the Future Policy Table. Incoming Executive Directors will be entitled to pension (or cash payment in lieu of pension), benefits and incentive arrangements aligned with those set out in the Policy table above. On that basis, the aggregate annual opportunity under their incentive arrangements would not exceed 490% of base salary.

We recognise that in the event that we require a new Executive Director to relocate to take up a position with the Company, we may also pay relocation and related costs, in-line with the relocation arrangements we operate across the Group.

For external appointments, the Committee may award compensation for the forfeiture of remuneration awards from a previous employer. In doing so, the Committee would aim to structure the replacement awards in a like-for-like manner to the extent possible, taking into account relevant factors, including:

– The form of the forfeited awards (eg cash or shares);

– Any performance conditions attached to them and the likelihood of these conditions being satisfied; and

– The proportion of the vesting and/or performance period remaining.

96	Smith+Nephew Annual Report 2019

Strategy

The Committee will have regard to the best interests of both Smith+Nephew and its shareholders and is conscious of the need to pay no more than is necessary, particularly when determining buy-out arrangements.

In making buy-out awards to new appointments, the Committee may grant awards under the relevant provision in the Financial Conduct Authority Listing Rules, which allows for the granting of awards specifically to facilitate, in unusual circumstances, the recruitment of an Executive Director, without seeking prior shareholder approval. In doing so, it will comply with the provisions in force at the date of this report.

The overall approach outlined above would also apply to internal appointments, with the proviso that any commitments entered into before promotion which are inconsistent with the Policy will continue to be honoured.

We will aim to provide details via an announcement to the London Stock Exchange of an incoming Executive Director’s remuneration arrangements at the time of their appointment.

Service contracts

We employ Executive Directors on rolling service contracts with notice periods of up to twelve months from the Company and six months from the Executive Director. On termination of the contract, we may require the Executive Director not to work his or her notice period and pay them an amount equivalent to the base salary, pension contributions (or payment in lieu of pension) and benefits they would have received if they had been required to work their notice period.

Under the terms of the Executive Directors’ service contracts, Executive Directors are restricted for a period of 12 months after leaving the employment of the Company from working for a competitor, soliciting orders from customers and offering employment to employees of Smith+Nephew. The Company retains the right to waive these provisions in certain circumstances. In the event that these provisions are waived or the former Executive Director commences employment earlier than at the end of the notice period, no further payments shall be made in respect of the portion of notice period not worked. Directors’ service contracts are available for inspection at the Company’s registered office: Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE.

Policy for payment for loss of office

Our policy regarding termination payments to departing Executive Directors is to limit severance payments to pre-established contractual terms. In the event that the employment of an Executive Director is terminated, any compensation payable will be determined in accordance with the terms of the service contract between the Company and the Executive Director, as well as the rule of any incentive plans.

Under normal circumstances (excluding termination for gross misconduct) all leavers are entitled to receive termination payments in lieu of notice equal to base salary, pension contributions (or payment in lieu of pension) and benefits. In some circumstances, additional benefits may become payable to cover reimbursement of untaken holiday leave, repatriation and outplacement fees, the costs of meeting any settlement agreement, and legal and financial advice.

In the event that an Executive Director dies or leaves for reasons of ill-health, redundancy or retirement in agreement with the Company, or for any other reason for which the Committee determines that good leaver treatment is appropriate:

– They may be eligible to receive an annual bonus on a time pro-rated basis for the period of the year that they have worked. The annual bonus will typically be subject to business and individual performance in the same manner as for the continuing Executive Directors, and paid at the usual time. In-line with Company policy for all our employees, Executive Directors leaving in the last three months of the year may be eligible to receive a full year bonus, while those joining in the last three months of the year may not be eligible to receive any bonus.

– Outstanding Deferred Share Bonus Plan awards will subsist and be released in-line with their original timeframes, unless the Committee determines otherwise. They will not normally be pro-rated.

– Outstanding Performance Share Programme awards will typically be pro-rated for the time worked during the relevant performance period, and tested for performance at the end of the performance period, unless the Committee determines otherwise. The two-year holding period will usually continue to be enforced.

– Any outstanding awards under the Deferred Share Bonus Plan or Performance Share Programme will remain subject to the same terms and conditions (including, malus and clawback) as applied at time of grant.

For participants who leave for any other reason, outstanding Deferred Share Bonus Plan and Performance Share Programme awards will lapse in full.

One-off awards granted on appointment will normally lapse on leaving except in cases of death, retirement, redundancy or ill-health. The Committee has discretion to permit such awards to vest in other circumstances and will be subject to satisfactorily meeting applicable performance conditions.

We will supply details via an announcement to the London Stock Exchange of a departing Executive Director’s termination arrangements as soon as is practicable.

Policy on shareholding requirements

The Committee believes that one of the best ways our Executive Directors’ interests can be aligned with that of shareholders is for them to hold a significant number of shares in the Company. The Chief Executive Officer is therefore expected to build a holding of Smith+Nephew shares worth three times his or her base salary and the Chief Financial Officer is expected to build a holding of two times his or her base salary. Executive Directors are required to retain at least 50% of the shares after tax) vesting under Company incentive plans until this shareholding requirement has been met, recognising that differing international tax regimes affect the pace at which Executive Directors may fulfil the shareholding requirement.

Smith+Nephew Annual Report 2019	97

Strategy
Governance

Remuneration continued

The Policy report continued

When calculating whether or not this requirement has been met, Ordinary Shares or ADRs held by the Executive Directors and their immediate family are included, as are unvested awards under the Deferred Share Bonus Plan (on a net-of-tax basis), but not Performance Share Programme awards. Ordinarily we would expect Executive Directors to achieve their shareholding requirement within a period of five years from the date of appointment.

Executive Directors are also required to hold any shares vesting under the Performance Share Programme for a period of two years after vesting.

The 10 Executive Officers and 38 senior executives who participate in the Annual Bonus Plan and Performance Share Programme are also required to build a significant shareholding in the Company, extending the principle of alignment with our shareholders across the senior management team.

Policy on post cessation shareholding

Executive Directors are required to retain any shareholding up to the applicable shareholding requirement (or their actual holding on departure if lower) for a period of two years after cessation of employment.

In order to reinforce this expectation, and to the extent that the shareholding requirement has not been reached, all vested Deferred Share Bonus Plan and Performance Share Programme shares will be held in a Vested Share Account, which will not be accessible until two years post cessation of employment. In addition, former Executive Directors will be required to seek permission to deal during this period.

Consultation with employees relating to Executive Director remuneration

While the Committee does not directly consult with our employees as part of the process of determining executive pay, the Committee does receive feedback from employee surveys and takes this into account when reviewing executive pay. In addition, a significant number of our employees are shareholders and so are able to express their views in the same way as other shareholders. During 2019, no comments from employees relating to Executive Remuneration were raised during Board site visits.

Statement of consideration of shareholder views

Angie Risley, the Committee Chair, engaged extensively with shareholders during development of the 2020 Remuneration Policy. The feedback received was presented to and discussed at length by the Committee, and informed the final shape of the proposals which are being put to the 2020 AGM.

Angie met with shareholders holding in excess of 38% of the Company’s Share capital, and corresponded with a further 8.5%, meaning that almost half of our register were asked for their views. This included 17 of our top 20 shareholders plus a number of shareholders who, although holding a smaller number of shares, had indicated earlier in the year that they would be interested in engaging with the Company on remuneration matters. In addition, we met with the Investment Association, ISS and Glass Lewis to obtain their input.

The Chair appreciated the positive and constructive tone of the consultation. It was pleasing that shareholders were on the whole supportive of the proposals, particularly the:

– Emphasis on long-term sustainable performance;

– Simplification of the short-term incentive plans;

– Increased deferral of the short-term incentive opportunity;

– Reduction in target opportunity in the short-term arrangements;

– Reduction in pension payments; and

– Introduction of post-cessation shareholding requirements.

Some shareholders were cautious about the increase in maximum opportunity under the Performance Share Programme, and in particular looked for reassurance that maximum vesting under the plan would only be achieved for very stretching performance.

The Committee took all comments received on board during its subsequent discussions. With respect to the latter concern raised by some shareholders, in setting targets for the 2020 Performance Share Programme cycle, the Committee considers that the upper end of the performance ranges will require significant outperformance of internal and external forecasts for performance, as well as of the FTSE 100 and our direct peers. Further information is shown on page 112-113.

98	Smith+Nephew Annual Report 2019

Strategy

Future policy table – Chair and Non-Executive Directors

The following table and accompanying notes explain the different elements of remuneration we pay to our Chair and Non-Executive Directors. This Policy is unchanged from 2017. No element of their remuneration is subject to performance. All payments made to the Chair are determined by the Remuneration Committee, whilst payments made to the Non-Executive Directors are determined by those Directors who are not themselves Non-Executive Directors, currently the Chair, Chief Executive Officer and Chief Financial Officer.

Annual fees

Basic annual fee

To attract and retain Directors by setting fees at rates comparable to what would be paid in an equivalent position elsewhere.

A proportion of the fees are paid in shares in the third quarter of each year in order to further align Non-Executive Directors’ fees with the interests of shareholders.

How the component operates	Maximum levels of payment

Fees will be reviewed on an annual basis. In future, any increase will be paid in shares until 25% of the total fees is paid in shares.

Fees are set in-line with market practice for fees paid by similar sized UK listed companies.

Annual fees are set and paid in UK Sterling or US Dollars depending on the location of the Non-Executive Director. If appropriate, fees may be set and paid in alternative currencies.

Annual fees are currently as follows:

– £63,000 in cash plus £6,500 in shares; or

– $120,000 in cash plus $9,780 in ADRs.

Chair fees:

– £315,180 in cash plus £105,060 in shares.

Whilst it is not expected to increase the fees paid to the Non-Executive Directors and the Chair by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

The total maximum aggregate fees payable to the Non-Executive Directors will not exceed £1.5m as set out in the Company’s Articles of Association.

Fee for Senior Independent Director and Committee Chair
To compensate Non-Executive Directors for the additional time spent as Committee Chair or Senior Independent Director.
How the component operates	Maximum levels of payment
A fixed fee is paid, which is reviewed annually.

– £20,000 in cash.

– $35,000 in cash.

Whilst it is not expected that the fees paid to the Senior Independent Director or Committee Chairs will exceed the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

Intercontinental travel
To compensate Non-Executive Directors for the time spent travelling to attend meetings in another continent.
How the component operates	Maximum levels of payment
A fixed fee is paid, which is reviewed annually.

– £3,500 in cash; or

– $7,000 in cash.

Whilst it is not expected to increase these fees by more than the increases paid to employees generally, in exceptional circumstances, higher fees might become payable.

Smith+Nephew Annual Report 2019	99

Strategy
Governance

Remuneration continued

The Policy report continued

Notes to future policy table – Non-Executive Directors

Additional duties undertaken by Non-Executive Directors

In the event that the Chair or a Non-Executive Director is required to undertake significant executive duties in order to support the Executive Directors during a period of absence due to illness or a gap prior to the appointment of a permanent Executive Director, the Committee is authorised to determine an appropriate level of fees which shall be payable. These fees will not exceed the amounts which would normally be paid to a permanent Executive Director undertaking such duties and shall not include participation in short or long-term incentive arrangements or benefit plans.

Policy on recruitment arrangements

Any new Non-Executive Director shall be paid in accordance with the current fee levels on appointment, in-line with the Policy set out above. With respect to the appointment of a new Chair, fee levels will take account of market rates, the individual’s profile and experience, the time required to undertake the role and general business conditions. In addition, the Committee retains the right to authorise the payment of relocation assistance or an accommodation allowance in the event of the appointment of a Chair not currently based in the UK.

Letters of appointment

The Chair and Non-Executive Directors have letters of appointment which set out the terms under which they provide their services to the Company. These are available for inspection at the Company’s registered office: Building 5, Croxley Park, Hatters lane, Watford, Hertfordshire WD18 8YE, United Kingdom.

The appointment of the Non-Executive Directors is not subject to a notice period, nor is there any compensation payable on loss of office, for example, should they not be re-elected at an Annual General Meeting. The appointment of the Chair is subject to a notice period of six months.

The Chair and Non-Executive Directors are required to acquire a shareholding in the Company equivalent in value to one time their basic fee within two years of their appointment to the Board.

100	Smith+Nephew Annual Report 2019

Strategy

Remuneration implementation report

The Remuneration Committee presents the Annual Report on Remuneration (the Implementation Report) which will be put to shareholders for an advisory vote at the Annual General Meeting to be held on 9 April 2020. The Terms of Reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website: www.smith-nephew.com

Work of the Remuneration Committee in 2019

In 2019, we held eight meetings and determined two further matters by written resolution. Each meeting was attended by all members of the Committee except for one meeting convened at very short notice, which Vinita Bali was unable to attend. The Chief Executive Officer and the Chief Human Resources Officer, key members of the Finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent remuneration consultants, Deloitte LLP (Deloitte), who completed their first year as remuneration advisors to the Committee. Three of the additional meetings held during the year were to consider and review the proposed new Remuneration Policy and to discuss shareholder feedback on our proposals. Our schedule of work in 2019 can be found in the table on the next page.

Since year end, we have also reviewed the financial results for 2019 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee, and have agreed the targets for the short-term and long-term incentive plans for 2020. We have also approved increases to the salaries of Executive Directors and Executive Officers and determined cash payments under the Annual Incentive Plan, awards under the Equity Incentive Programme and the vesting of awards under the Performance Share Programme granted in 2017. Finally, we approved the wording of this Directors’ Remuneration Report.

Independent Remuneration Committee Advisors

During the year, the Committee received information and advice from Deloitte. Deloitte is a global firm, which provides many services to the Company, including tax and consultancy services. Deloitte was appointed by the Committee following a full tender process in 2018 to provide remuneration advice to the Committee, independent from management.

During the year, Deloitte provided advice on market trends and remuneration issues in general, attended Committee meetings, assisted in the review of the Directors’ Remuneration Report, undertook calculations relating to the TSR performance conditions, advised on Executive Director and Officer pay and investor views and engagement. Deloitte advised on the views of shareholders and investor bodies relating to different aspects of Executive pay, when reviewing the draft 2020 Remuneration Policy prior to our engagement with shareholders.

The Remuneration Committee also took additional remuneration advice from Pearl Meyer who evaluated whether there was an alternative methodology or structure which could be used in the development of our remuneration model given the difference between US and UK compensation expectations. They also provided further information on the breakdown of our competitor data in the medical technology sector.

The fees paid to Deloitte for advice to the Committee during 2019, charged on a time and expense basis, were £192,075. Deloitte complies with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Committee is satisfied that their advice is objective and independent. The fees paid to Pearl Meyer for remuneration advice during 2019 was $13,000.

Smith+Nephew Annual Report 2019	101

Strategy
Governance

Remuneration continued

Responsibilities of the Remuneration Committee

Timetable 2019

February	April	June	July	August	September	October	December
Approval of salaries, awards and payouts in 2019 Approval of targets and Remuneration strategy for 2019	New Remuneration Policy	New Remuneration Policy	Mid-year Review of Remuneration Arrangements	New Remuneration Policy	New Remuneration Policy	Chief Executive Officer change
Determination of Remuneration Policy and Packages

– Determination of Remuneration Policy for Executive Directors and senior executives.

– Approval of individual remuneration packages for Executive Directors and Executive Officers, at least annually, and any major changes to individual packages throughout the year.

– Consideration of remuneration policies and practices across the Group in particular relating to CEO Pay Ratio and Gender Pay.

– Approval of appropriate performance measures for short-term and long-term incentive plans for Executive Directors and senior executives. Determination of pay-outs under short-term and long-term incentive plans for Executive Directors and senior executives.

Approved quantum of cash payments and awards to Executive Directors and Officers under the Annual Incentive Plan, the Equity Incentive Programme and Performance Share Programme.

Agreed the targets for the short-term and long-term incentive plans for 2019. Approved salary increases for 2019.

Reviewed the schedule of plans and targets made in 2017, 2018 and to be made in 2019.

Considered and approved changes to the performance rating system for Executive Directors and below.

Noted the Gender Pay Gap and CEO Pay Ratio Figures.

Reviewed and approved the proposed 2019 business plan for the Committee.

Considered appropriate remuneration package treatment for former Executive Officers and Company Secretary.

Reviewed Chair of the Board’s pay.

	Reviewed the schedule of plans and targets for awards made in 2017, 2018 and 2019. Review of Remuneration Policy.	Reviewed the 2020 Remuneration Strategy in respect of process, structure and quantum.

Reviewed the schedule of plans and targets for awards made in 2017, 2018 and 2019.

Reviewed the 2020 Remuneration Policy.

Noted sign on share awards and share awards made to senior executives.

Noted an update on performance against the TSR metric.

				Further review of the 2020 Remuneration Policy in respect of process, structure and quantum.	Review of the 2020 Remuneration Policy in respect of process, structure and quantum.	Agreed termination arrangements for Namal Nawana and recruitment arrangements for Roland Diggelmann.	Reviewed shareholder feedback on remuneration proposals for 2020 and adjusted proposals accordingly.

102	Smith+Nephew Annual Report 2019

Strategy

		February		April		June		July		August		September		October		December
	Approval of salaries, awards and payouts in 2019 Approval of targets and Remuneration strategy for 2019		New Remuneration Policy		New Remuneration Policy		Mid-year Review of Remuneration Arrangements		New Remuneration Policy		New Remuneration Policy		Chief Executive Officer change		New Remuneration Policy
Oversight of all Company Share Plans
– Determination of the use of long-term incentive plans and overseeing the use of shares in executive and all-employee plans.

Reviewed and approved the Rules of the Global Share Plan 2010, which had been updated to reflect the UK Corporate Governance Code 2018.

Reviewed adherence to shareholding guidelines for Directors and senior executives.

Noted share awards made to senior executives and mid tier employees.

Noted sign on share awards and awards made to senior executives.

Reviewed adherence to shareholding guidelines for Executive Directors and senior executives.

Monitored dilution limits and the number of shares available for use in respect of discretionary and all-employee share plans.

Reporting and engagement with shareholders on Remuneration Matters
– Approval of the Directors’ Remuneration Report ensuring compliance with related governance provisions. – Continuation of constructive engagement on remuneration matters with shareholders.		Considered approach to the Code and to guidelines issued by various influential investors and investor agents. Approved Remuneration Report.		Considered external environment and feedback received from constructive engagement with shareholders.		Continued consideration of constructive engagement on remuneration matters with shareholders.						Reviewed and approved the proposed shareholder engagement programme.

Other matters
Audit Committee in attendance to answer questions related to audited numbers and provide assurance.

Smith+Nephew Annual Report 2019	103

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Single total figure on remuneration

The amounts for 2019 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.2757 and CHF to US$1.0063 (2018: £ to US$1.334 and € to US$1.180).

			Namal Nawana¹		Olivier Bohuon
			Appointed 7 May 2018		Appointed 1 April 2011
	Roland Diggelmann		(resigned from the Board		(resigned from Board		Graham Baker
	Appointed 1 November 2019		31 October 2019)		7 May 2018)		Appointed 1 March 2017
	2019	2018	2019	2018	2019	2018	2019	2018
Fixed pay
Base salary	$231,449	–	$1,569,615	$1,006,923	–	$490,615	$707,252	$707,628
Pension payments	$27,775	–	$334,923	$222,010	–	$147,184	$217,014	$212,302
Taxable benefits	$6,590	–	$47,302	$59,754	–	$44,322	$29,869	$26,758
Annual variable pay
Annual Incentive Plan – cash element	–	–	$1,674,653	$1,042,655	–	$455,345	$726,646	$676,025
Hybrid
Annual Incentive Plan – equity element	–	–	$862,881	$552,290	–	–	$353,627	$353,817
Long-term variable pay
Performance Share Programme	–	–	–	–	$1,067,688	$1,246,116	$864,757	–
Total	$265,814	–	$4,489,374	$2,883,632	$1,067,688	$2,383,582	$2,899,165	$1,976,530

Base salary	the actual salary receivable for the year.
Pension payments	the value of the salary supplement in lieu of pension or contribution to any pension scheme made by the Company.
Taxable benefits	the gross value of all taxable benefits (or benefits that would be taxable in the UK) received in the year.
Annual Incentive Plan – cash element	the value of the cash incentive payable for performance in respect of the relevant financial year.
Annual Incentive Plan – equity element	the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on page 108 of this report.
Performance Share Programme

the value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year. For awards vesting in early 2020 this is based on an estimated share price of 1,747.49p per share, which was the average price of a share over the last quarter of 2019. The amount of this award that was attributable to share price increase from the date of grant to 1,747.49p per share was £250,720 for Olivier Bohuon and £203,067 for Graham Baker. The value of the 2016 share awards that vested in 2019 have now been restated with the share price on the date of actual vesting being 1,441.12p per share on 1 March 2019, using the 2018 £:US$ exchange rate of US$1.334.

Total	the sum of the above elements.

All data is presented in our reporting currency of US$. Amounts for Roland Diggelmann have been converted from Swiss Francs and Graham Baker from GBP using average exchange rates. Given currency movements in 2019, this may give the impression of changes that are misleading. Data is presented in local currency in the subsequent sections in the interests of full transparency.

1

The amounts shown for Namal Nawana are the amounts paid in respect of the full year to 31 December 2019. This includes the period 1 November 2019 to 31 December 2019 when he had ceased to be Chief Executive Officer of the Company and remained as an employee, ensuring a smooth transition to Roland Diggelmann, who succeeded him as Chief Executive Officer. This totalled $724,331 for those two months.

104	Smith+Nephew Annual Report 2019

Strategy

Fixed pay

Base salary

In February 2019, it was agreed that with effect from 1 April 2019, Executive Directors would be paid the following base salaries per annum.

	2019	2018
Namal Nawana	$1,578,500	$1,540,000
Graham Baker	£557,134	£520,000

Roland Diggelmann was appointed Chief Executive Officer on 1 November 2019 and as announced on 21 October 2019 was paid an annual base salary of CHF1,380,000. In February 2020, we reviewed the base salaries of the Executive Directors, having considered general economic conditions and average salary increases across the rest of the Company, which have averaged at 3% in the UK. As previously announced, Roland Diggelmann will receive no base pay review until 1 April 2021. Graham Baker’s salary will increase by 2% to £568,277 with effect from 1 April 2020.

Pension payments

In 2019, Graham Baker received a salary supplement of 30% of his basic salary to apply towards his retirement savings, in lieu of membership of one of the Company’s pension schemes. This payment has been reviewed as part of the 2020 Remuneration Policy. Subject to the approval of the 2020 Remuneration Policy by shareholders at the Annual General Meeting on 9 April 2020, the cash payment in lieu of a pension in respect of Graham will be reduced to 20% with effect from 1 January 2020, and to 12% from 1 January 2021 in-line with the wider UK workforce. This is discussed further on page 87 and 91.

Namal Nawana participated in the retirement plans available to our US Executives: Executive Plus Plan, 401k and 401k plus. The Company contribution to these plans was: 20% of base salary to the Executive Plus Plan, standard company match for 401k and standard 401k plus contribution up to the IRS maximum.

Roland Diggelmann participates in the Swiss Profond pension plan. He is employed under a Swiss contract, which is where he is domiciled. During 2019, total Company pension contributions for Roland amounted to CHF 27,601, which is equivalent to 12% of his base salary.

Benefits

In 2019, our UK based Executive Director, Graham Baker received death in service cover of seven-times basic salary, of which four-times salary is payable as a lump sum, with the balance used to provide for any spouse and dependent persons. The same cover is provided to our new Chief Executive Officer, Roland Diggelmann. Namal Nawana participated in the US Life Assurance Program, which in total was capped at $2m. Each Executive Director received health cover for themselves and their families, a car allowance and financial consultancy advice. The same arrangements will apply in 2020 for Roland Diggelmann and Graham Baker. The following table summarises the value of benefits in respect of 2018 and 2019.

	Roland Diggelmann
	Appointed 1 November 2019		Namal Nawana[1]		Olivier Bohuon		Graham Baker
	2019	2018	2019	2018	2019	2018	2019	2018
Health cover	CHF 1,149	–	$9,790	$6,635	–	£2,915	£1,318	£1,369
Car and fuel allowance	CHF 5,400	–	$12,700	$8,467	–	£5,288	£21,052	£17,676
Financial consultancy advice	–	–	£19,450	£33,485	–	£15,733	£1,044	£1,020
Travel costs	–	–	–	–	–	£7,056	–	–
Subscriptions	–	–	–	–	–	£2,245	–	–
1	Amounts shown are in respect of the full year ended 31 December 2019.

Smith+Nephew Annual Report 2019	105

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Annual variable pay

Annual Incentive Plan 2019 – cash element

The performance measures and weightings which apply to the cash element of the Annual Incentive Plan are set out in the Remuneration Policy approved by shareholders in 2017 and detailed on page 108 of the 2018 Annual Report.

The weightings of the performance measures and the figures for threshold, target and maximum relating to the financial objectives of the cash element can be summarised as follows:

	Weighting	Threshold	Target	Maximum	Actual
Revenue	35%	$4,954m	$5,107m	$5,260m	$5,161m1
Trading Profit Margin	25%	22.2%	22.7%	23.1%	22.7%[1]
Trading cash flow	15%	$918m	$1,020m	$1,122m	$970m

1At constant exchange rates. See page 200.

The Committee determined that this performance fairly reflected the overall performance of the Company during 2019 and therefore resulted in a bonus achievement of 77.7% of salary in respect of the financial objectives.

	Weight	Achieved % of target	Award % of salary
Revenue	35%	118%	41.1%
Trading profit margin	25%	101%	25.2%
Trading cash flow	15%	76%	11.4%

Accordingly, the following amounts have been earned by Namal Nawana and Graham Baker for 2019 under the cash element of the Annual Incentive Plan in respect of their financial objectives. Roland Diggelmann under the terms of his appointment will not receive a Cash Incentive Award for the time he was employed as Chief Executive Officer in 2019.

Namal Nawana	$ 1,219,679
Graham Baker	£431,006

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

The table on page 107 opposite sets out how Namal Nawana and Graham Baker have performed against the business objectives of Growth, People and Business Processes.

106	Smith+Nephew Annual Report 2019

Strategy

Namal Nawana	Graham Baker
People

– Against objective of embedding new purpose and winning culture to drive sustainable growth and success, achieved above target employee participation in new engagement survey, launched and embedded new Code of Conduct and Winning Behaviours and demonstrated values in practice through employee webcasts and at Leadership meetings. Launched new brand identity as visual demonstration of new purpose and culture pillars.

– Against objective to evaluate and strengthen leadership capabilities across the organisation, filled vacant role on Executive Committee and increased gender diversity from 28% to 33%, and widened nationality-base to help emergence of different points of view.

– Against objective to deliver Accelerating Performance and Execution (APEX) programme and Finance, IT and GBS transformations, APEX delivered benefits of around $80 million in 2019 and, when finished, is now expected to deliver annualised benefits of $190 million, $30 million more than originally expected. Functional transformation programmes proceeding to plan, maintaining quality of SoX and MAPs environment and delivering substantial progress in IT security improvement.

Business process

– Against objective to deliver New Product Development from ideation to successful full commercial launch exceeded milestones for top ten programmes including launches in new sports medicine, knee implant and robotics.

– Against objective to develop strategy and plan to simplify organisation to increase efficiencies completed mapping and improvement planning and initiated implementation; expanded global business services to meet evolving business needs.

– Against objective to improve Business Intelligence and Insight to the business, new finance and IT pricing platforms implemented improving pricing & management reporting and new Chief Information Officer hired with relevant experience from leading devices competitor.

Customers

– Against objective to drive stronger customer focus and growth through direct customer connections, deeper understanding of their needs and greater agility to market changes, attended multiple customer meetings and major trade shows and completed and integrated five acquisitions bringing new technologies into portfolio and enhancing R&D capability. Led focused investor engagement including at major industry and investment events.

– Against objective to deliver value-enhancing M&A opportunities to the business, provided high quality finance support in the due diligence, structuring and business case development for the five acquisitions in 2019.

This resulted in a bonus achievement of 29% of salary in respect of the business objectives.				This resulted in a bonus achievement of 25% of salary (pro-rated) in respect of the business objectives.
	Weight	Achieved % of target	Award % of salary		Weight	Achieved % of target	Award % of salary
People	8.33%	108%	9%	People	8.33%	100%	8.33%
Business Process	8.33%	124%	10.3%	Business Process	8.33%	100%	8.33%
Customers	8.33%	116%	9.7%	Customers	8.33%	100%	8.33%
Accordingly, the following amount has been earned by Namal Nawana under the cash element of the Annual Incentive Plan during 2019 in respect of his business objectives.				Accordingly, the following amount has been earned by Graham Baker under the cash element of the Annual Incentive Plan during 2019 in respect of his business objectives.
Namal Nawana			$ 454,974	Graham Baker			£138,600

Roland Diggelmann will not receive an Annual Incentive Plan award for the time he was employed as Chief Executive Officer in 2019.

Amounts shown in respect of Namal Nawana are in respect of the full year ended 31 December 2019.

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered whether discretion should be applied to override these formulaic outcomes and concluded that the monetary outcomes were aligned with the financial performance of the Company, individual performance and Strategic Imperatives during 2019 and the intention of the Remuneration Policy.

Smith+Nephew Annual Report 2019	107

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Annual Incentive Plan – equity element

The individual performance of all employees in the Group is assessed on two bases. The first looks at what has been achieved, namely the extent to which the employee has performed against the financial and business objectives set at the beginning of the year. The second looks at how this performance has been achieved, reflecting the right culture and values in accordance with our culture pillars of Care, Collaboration and Courage. That rating in turn would drive the level of Equity Incentive Award for Executive Directors. The below table outlines how awards will be made in-line with the 2019 assessment of Executive Directors only, in-line with the 2017 Remuneration Policy approved by shareholders on 6 April 2017.

Assessment of how Executive Directors have achieved
		Below expectations	In-line with expectations	Above expectations
Assessment of what has been achieved	Below expectations	No Award	No Award	No Award
	In-line with expectations	No Award	Award of 50% of Salary	Award of 55% of Salary
	Above expectations	No Award	Award of 55% of Salary	Award of 65% of Salary

In assessing their performance against the same financial and business objectives used to determine the level of their cash award, the Committee has determined that on the first criterion (assessing what they have achieved) Namal Nawana exceeded expectations and Graham Baker met expectations throughout the year. On the second criterion (assessing how they have achieved), the Remuneration Committee has determined that Namal and Graham have both met expectations. These ratings result in an Equity Incentive Award of 55% of salary for Namal Nawana and 50% of salary for Graham Baker. In summary, as a result of the financial performance described on page 106 and the individual performance described in the table on page 107, the Committee determined that the following awards be made under the Annual Incentive Plan in respect of performance in 2019:

		Cash Component		Equity Component
Executive Director	% of salary	Amount	% of salary	Amount
Namal Nawana	106.7%	$ 1,674,653	55%	$ 862,881
Graham Baker	102.7%	£569,606	50%	£277,202

These figures are converted into dollars and included under Annual Incentive Plan (cash) and (equity) in the single figure table on page 104.

The precise awards granted in 2020 to Namal and Graham in respect of service in 2019 will be announced when the awards are made and will be disclosed in the 2020 Annual Report. As a result of the 2019 performance assessment for Namal and Graham, the first tranche of the Equity Incentive Award made in 2019 will vest. Both the grant and vesting of these awards are subject to Namal and Graham’s performance as discussed on page 107.

Roland Diggelmann will not receive an Annual Incentive Plan award for the time he was employed as Chief Executive Officer in 2019.

Director	Date of Grant	Number of shares under award vesting	Number of shares to vest from each grant subject to performance
Namal Nawana	7 March 2019	9,570	19,142
Graham Baker	7 March 2019	6,047	12,095

Equity incentive award from prior years

The following Equity Incentive awards held by Graham Baker partially vested on 7 March 2019 in accordance with the plan rules:

Director	Date of Grant	Number of shares under award vested
Graham Baker	7 March 2018	7,241

108	Smith+Nephew Annual Report 2019

Strategy

Annual variable pay 2020

Subject to approval of the 2020 Remuneration Policy by shareholders at the Annual General Meeting to be held on 9 April 2020, the Annual Cash Incentive Plan and the Annual Equity Incentive Plan will be combined into a single Annual Bonus Plan in order to simplify our remuneration arrangements. The total maximum opportunity will remain at 215% of base salary but the target opportunity reduces from 150% to 108% of base salary in order to focus more on long-term performance under the Performance Share Programme. At the same time the amount deferred increases from around one third at the maximum opportunity to 50% for a period of 3 years rather than 1 to 3 years.

Annual Bonus Plan 2020

The maximum opportunity under the Annual Bonus Plan for Executive Directors will be 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award will be paid in cash and 50% will be deferred into shares which will vest after three years and which will be subject to a further two-year holding period.

The performance measures and weightings which will apply to the Annual Bonus Plan are as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading Margin	40%	12.8%	43%	86%
Business Objectives	20%	6.4%	21.5%	43%

For reasons of commercial sensitivity, we are unable to disclose the precise targets for revenue and trading margin for 2020 now, but they will be disclosed retrospectively in the 2020 Annual Report, when performance against these targets are determined.

The revenue target for 2020 is set by reference to our expectations for growth for the year. Threshold is set at 3 percentage points below target and maximum is set at 3 percentage points above target.

The trading margin target is set by reference to our expectations for growth for the year. Threshold is set at 50bps below target and maximum is set 80bps above target.

In determining performance against the Business Objectives, the Executive Directors will be assessed on the same basis as applies to all employees across the Group using a four-point rating scale reflecting both what has been achieved and how it has been achieved. At the beginning of the year, specific business objectives are determined relating to achievement of the corporate strategy. For 2020, these objectives will be Growth, People and Business processes as in 2019. Performance against these business objectives will be considered alongside consideration of how the Executive Director performed in respect of our culture pillars of Care, Collaboration and Courage. This includes consideration of performance against sustainability, compliance and quality metrics. Their overall performance will be assessed according to the extent to which the Executive Director has met the expectations of the Board and the 20% of the Annual Bonus Plan which is attributable to Business Objectives will be paid out as follows:

Performance	% of base salary
Below expectations	Nil
Partially met expectations	6.4%
In-line with expectations	21.5%
Above expectations	43%

Smith+Nephew Annual Report 2019	109

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Long-term variable pay

Performance Share Programme

Performance Share Programme 2017

Since the end of the year, the Committee has reviewed the vesting of conditional awards made to Executive Directors under the Global Share Plan 2010 in 2017. Vesting of the conditional awards made in 2017 was subject to performance conditions based on equal weighting of 25% TSR, global revenue growth, cumulative free cash flow and return on invested capital measured over a three-year period commencing 1 January 2017.

25% of the award was based on the Company’s TSR relative to two equally weighted peer groups against which the Company’s TSR performance was measured and defined at the start of each performance period (in this case 1 January 2017) based on constituents of the following:

– A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising Medical Devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). Against this peer group, the Company was 19th in a peer group of 30. Therefore there was 0% payout against this element.

– FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in. Against this peer group, the Company was 10th in a peer group of 60. There was therefore a 200% payout against this element.

The total payout against the TSR measure was therefore 25% out of the 25% target.

25% of the award was based on Global Revenue Growth. The threshold set in 2017 was $14,404 million with a target of $14,850 million. Over the three-year period, the adjusted revenues in Global Revenue Growth were $14,332 million. These adjustments include translational foreign exchange and Board approved M&A including Rotation Medical, Ceterix, Leaf Healthcare, Brainlab, Atracsys and Osiris. This part of the award therefore vested at 0% out of the 25% target.

25% of the award was based on cumulative free cash flow performance. The target set in 2017 was $1,703 million with maximum at $1,924 million. Over the three-year period, the adjusted cumulative free cash flow was $2,203 million which exceeded maximum. These adjustments include items such as Board approved M&A, including Rotation Medical, Ceterix, Leaf Healthcare, Atracsys, Brainlab and Osiris and Board-approved Business Plans such as the APEX programme and expenditure to comply with the EU Medical Devices Regulations. This part of the award therefore vested at 50% of the 25% target.

25% of the award was subject to return on invested capital (ROIC). ROIC was defined as:

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

3

Net Operating Assets comprises net assets from the Group balance sheet (Total assets less Total liabilities) excluding the following items: Investments, Investments in associates, Retirement benefit assets and liabilities, Long-term borrowings, Bank overdrafts, borrowings and loans, IFRS 16 lease liabilities and right-of-use assets, and Cash at bank.

The target set in 2017 was 13% with maximum at 14.9%. The adjusted average ROIC measurement for the three years was 12.8%. These adjustments include Board approved M&A including Ceterix, Leaf Healthcare, Brainlab, Atracsys and Osiris. This part of the award therefore vested at 23% of the 25% target.

In summary therefore, the Performance Share Award made in 2017 will vest at 98% of target.

	Threshold	Target	Maximum	Actual	Percentage Vesting
TSR	Median	–	Upper Quartile	Median	25%
Global Revenue Growth	$14,404m	$14,850m	$15,296m	$14,332m	0%
Cumulative Free Cash Flow	$1,482m	$1,703m	$1,924m	$2,203m	50%
Return on Invested Capital	11.1%	13%	14.9%	12.8%	23%

Even though Olivier Bohuon received no further award after his decision to retire in 2018, the award from 2017 he received whilst in office (pro-rated for the length of time elapsed prior to his retirement) will vest on 7 March 2020 and under the Remuneration Policy he will retain those shares in the Company’s Vested Share Account for a further two years.

110	Smith+Nephew Annual Report 2019

Strategy

Overall therefore, the conditional awards made in 2017 will vest at 98% of target (49% of maximum) on 7 March 2020 as follows:

Director	Date of grant	Number of shares under award at maximum	Number vesting
Graham Baker	7 March 2017	79,166	38,791
Olivier Bohuon	7 March 2017	97,744	47,894
	Pro-rated for length of time elapsed prior to retirement from the Company on 7 November 2018

For awards vesting in early 2020 this is based on an estimated share price of 1,747.49p per share, which was the average price of a share over the last quarter of 2019. The amount of this award that was attributable to share price increase from the date of grant to 1,747.49p per share was £250,720 for Olivier Bohuon and £203,067 for Graham Baker.

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered whether discretion should be applied to override these formulaic outcomes and concluded that the monetary outcomes were aligned with the financial performance of the Company during the performance period and the intention of the Remuneration Policy.

Neither Namal Nawana nor Roland Diggelmann were employed by the Company in 2017 and therefore have no Performance Share Awards to vest on 7 March 2020.

Performance Share Programme – 2019 grants

Performance share awards granted in 2019 were made to Graham Baker and to Namal Nawana under the Global Share Plan 2010 to a maximum value of 190% of salary (95% for target performance). The four equally weighted performance measures are relative TSR, return on invested capital, sales growth and cumulative free cash flow. These measures were aligned with our financial priorities and strategies. Performance will be measured over the three financial years from 1 January 2019 and awards will vest subject to performance 2022. The award made to Namal has been pro-rated on his departure from the Company. On vesting, sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years. Roland Diggelmann did not receive a Performance share award in 2019.

The two equally weighted peer groups against which the Company’s TSR performance will be measured are defined at the start of each performance period based on constituents of the following:

– A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising Medical Devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). This is the same sector-based peer group as 2018.

– FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in.

The Company’s TSR performance and its performance relative to the comparator groups is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

Total Shareholder Return (TSR) performance is relative to the two separate indices as follows:

	Award vesting as % of salary at date of grant
Relative TSR ranking	Sector Based Peer Group	FTSE 100 Peer Group
Below median	Nil	Nil
Median	5.9375%	5.9375%
Upper quartile or above	23.75%	23.75%

Awards will vest on a straight-line basis between these points. If the Company’s TSR performance is below median against both indices, none of this part of the award will vest.

Return on invested capital (ROIC), adds focus on enhancing operating performance and reducing the under-performing asset base. 25% of the award will vest subject to ROIC. ROIC will be measured in the same way as the 2017 grants as described on page 110.

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

Smith+Nephew Annual Report 2019	111

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

The awards subject to ROIC will vest as follows:

Return on Invested Capital	Award vesting as % of salary
Below Threshold 11.8%	Nil
Threshold 11.8% (-1.3% of target)	11.875%
Target 13.1% (as derived from the Strategic Plan)	23.75%
Maximum or above 14.3% (+1.3% of target)	47.5%

Awards will vest on a straight-line basis between these points.

Revenue growth focuses on growth in both Established Markets and Emerging Markets. 25% of the award will be subject to sales growth and will vest as follows:

Revenue growth over three-year period commencing 1 January 2019	Award vesting as % of salary
Below Threshold	Nil
Threshold (-2.7% of target)	11.875%
Target	23.75%
Maximum or above (+2.7% of target)	47.5%

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

It is important as it is derived from increased revenues and healthy trading profits. Having a healthy cash flow will enable us to continue to grow and invest. 25% of the award will be subject to cumulative free cash flow performance and will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $1,923m	Nil
$1,923m (-13% of target)	11.875%
$2,210m	23.75%
$2,497m or more (+13% of target)	47.5%

Long term incentive plan – 2020 remuneration policy

Subject to the approval of the 2020 Remuneration Policy by shareholders at the Annual General Meeting on 9 April 2020, the maximum opportunity under the Performance Share Programme will increase to 275% of base salary. Shareholders will also be asked to approve the rules of the new Global Share Plan 2020 which replace the former Global Share Plan 2010, which is expiring. Full details of the Global Share Plan 2020 are set out in the Appendix to the Notice of Meeting.

Performance Share Programme 2020

As discussed in the 2020 Remuneration Policy on page 93 the maximum value of 275% of salary (137.5% for target performance) will be measured over the three financial years commencing 1 January 2020 against four equally weighted performance measures. Similar to 2019 this will include: Index TSR, return on invested capital, sales growth and cumulative free cash flow. However the maximum payout under each element will only be for significant outperformance. The targets at maximum have therefore been set at higher levels than in previous years. On vesting, sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years.

TSR performance will be measured using an Index approach rather than a ranked approach to TSR. This is designed to reduce the distorting impact a few companies could have on the overall result and is fairer for both participants and shareholders as the need for discretion is reduced.

The Company’s TSR performance will be measured against two equally weighted peer groups which are defined at the start of each performance period based on constituents of the following:

– A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising Medical Devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). This is the same sector-based peer group as 2018 and 2019.

– FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index in which we operate.

112	Smith+Nephew Annual Report 2019

Strategy

The Group’s TSR performance and its performance relative to the comparator groups is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

Total Shareholder Return (TSR) performance is relative to two separate indices as follows:

		Award vesting as % of salary at date of grant
Below the index	Sector Based Peer Group	FTSE 100 Peer Group
Below the index	Nil	Nil
Equalling the index	8.6%	8.6%
8% above the index	34.4%	34.4%

Awards will vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

Return on invested capital (ROIC) will be measured as follows for the 2020 grants:

ROIC will be defined as:

Adjusted Operating Profit[1] less Adjusted Taxes[2]
(Opening Adjusted Net Operating Assets + Closing Adjusted Net Operating Assets)[3] ÷ 2
1	Adjusted Operating Profit is as disclosed in the Group income statement in the Annual Report less amortisation of acquired intangible assets.
2

Adjusted Taxes represents our taxation charge per the Group income statement adjusted for the impact of tax on items not included in Adjusted Operating Profit notably amortisation of acquired intangible assets, interest income and expense, other finance costs and share of results of associates.

3

Net Operating Assets comprises net assets from the Group balance sheet (Total assets less Total liabilities) excluding the following items: accumulated amortisation of acquired intangible assets, Investments, Investments in associates, Retirement benefit assets and liabilities, Long-term borrowings, Bank overdrafts, borrowings and loans, IFRS 16 lease liabilities and right-of-use assets, and Cash at bank.

The targets will be as follows:

Return on Invested Capital	Award vesting as % of salary
Below Threshold 10.5%	Nil
Threshold 10.5% (-1.5% of target)	17.2%
Target 12.0%	34.4%
Maximum or above 13.5% (+1.5% of target)	68.8%

Awards will vest on a straight-line basis between these points.

Revenue growth will be measured in the same way as in 2019, as described on page 112. The targets will be as follows:

Revenue growth over three-year period commencing 1 January 2019	Award vesting as % of salary
Below Threshold	Nil
Threshold (-2% of target)	17.2%
Target – set by reference to our expectations	34.4%
Maximum or above (+4% of target)	68.8%

It is not possible to disclose precise targets for sales growth as this will give commercially sensitive information to our competitors concerning our growth plans and is potentially price-sensitive information. This target however will be disclosed in the 2022 Annual Report, when the Committee will discuss performance against the target. The maximum has been set significantly above target reflecting the increased maximum opportunity for outperformance.

Cumulative free cash flow will be measured in the same way as in 2019, as described on page 112. The targets will be as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $2,057m	Nil
$2,057m (-10% of target)	17.2%
$2,285m	34.4%
$2,742m or more (+20% of target)	68.8%

The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

Smith+Nephew Annual Report 2019	113

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Details of outstanding awards made under the Performance Share Programme

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2010. The performance conditions and performance periods applying to these awards are detailed on page 110–112.

	Date granted	Number of ordinary shares under award at maximum[1]	Date of vesting
Olivier Bohuon	7 March 2017	95,7882	7 March 2020
Graham Baker	7 March 2017	77,5822	7 March 2020
	7 March 2018	75,058	9 March 2021
	7 March 2019	70,960	7 March 2022
Namal Nawana	9 May 2018	72,534	9 May 2021
	7 March 2019	50,710	7 March 2020
1	Pro-rated to reflect Olivier Bohuon’s retirement from the Company on 7 November 2018 and Namal Nawana’s ceasing to be employed on 31 December 2019.
2	On 6 February 2020, 51% of the award granted at maximum to Olivier Bohuon and Graham Baker on 7 March 2017 lapsed following completion of the performance period.

Roland Diggelmann does not hold any Performance Share Awards.

Summary of scheme interests awarded during the financial year

		Namal Nawana[1]		Graham Baker[1]
	Number of shares	Face value	Number of shares	Face value
Annual Equity Incentive Award (see page 108)	28,712	£419,913	18,142	£265,328
Performance Share Award at maximum (see pages 111–112)	152,130	£2,224,901	70,960	£1,037,790
1	Annual Equity Incentive Awards for 2020 were based on performance for 2019.

Roland Diggelmann was not awarded any share awards under incentive plans during 2019.

Please see Policy Table on pages 92 and 93 for details of how the above plans operate. Following the approval of the 2020 Remuneration Policy, no further Annual Equity Incentive Awards will be granted. The number of shares is calculated using the closing share price on the day before the grant, which for the awards granted on 7 March 2019 was 1462.5p.

Single total figure on remuneration

Chair and Non-Executive Directors

	Basic annual fee[1]		Committee Chair/ Senior Independent Director fee		Intercontinental travel fee			Total
Director	2019	2018	2019	2018	2019	2018	2019	2018
Roberto Quarta	£420,240	£418,695	–	–	–	–	£420,240	£418,695
Vinita Bali	$ 129,780	$ 129,780	–	–	$ 49,000	$ 42,000	$ 178,780	$ 171,780
Ian Barlow[2]	£20,750	£69,500	£2,873	£20,000	–	–	£23,623	£89,500
Virginia Bottomley	£69,500	£69,500	–	–	£3,500	–	£73,000	£69,500
Roland Diggelmann[3]	£59,000	£59,000	–	–	£3,500	–	£62,500	£59,000
Erik Engstrom	£69,500	£69,500	–	–	£3,500	–	£73,000	£69,500
Robin Freestone[2]	£69,500	£69,500	£20,000	£20,000	£3,500	–	£93,000	£89,500
Michael Friedman[4]	$ 38,750	$ 129,780	$ 5,365	$ 35,000	$ 21,000	$ 42,000	$ 65,115	$ 206,780
Marc Owen	$ 129,780	$ 129,780	$ 25,039	–	$ 42,000	$ 42,000	$ 196,819	$ 171,780
Angie Risley	£69,500	£69,500	£20,000	£14,172	–	–	£89,500	£83,672
1	The basic annual fee includes shares purchased for the Chair and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table on page 115.
2	Ian Barlow retired as Senior Independent Director with effect from 11 April 2019. Robin Freestone replaced him as Senior Independent Director.
3

Roland Diggelmann retired as a Non-Executive Director and became Chief Executive Officer – Elect on 21 October 2019. His 2019 fee is from 1 January 2019 to 31 October 2019 and the 2018 comparator from 1 March 2018 to 31 December 2018.

4

Michael Friedman retired as a Non-Executive Director and Chair of the Ethics & Compliance Committee with effect from 11 April 2019. Marc Owen replaced him as Chair of the newly formed Compliance & Culture Committee with effect from that date.

114	Smith+Nephew Annual Report 2019

Strategy

Chair and Non-Executive Director Fees

In February 2020 the Committee reviewed the fees paid to the Chair and determined that with effect from 1 April 2020 the fees paid would increase by 2%. The Board reviewed the fees paid to the Non-Executive Directors and determined that with effect from 1 April 2020, the fees would remain the same as follows:

Annual fee paid to the Chair	£428,645 of which £107,161 paid in shares
Annual fee paid to Non-Executive Directors	£69,500 of which £6,500 paid in shares or $129,780 of which $9,780 paid in shares
Intercontinental travel fee (per meeting)	£3,500 or $7,000
Fee for Senior Independent Director and Committee Chair	£20,000 or $35,000

Payments to Namal Nawana including loss of office

Namal Nawana ceased to be Chief Executive Officer of the Board on 31 October 2019 and an employee of the Company on 31 December 2019. He continued to receive his base salary, pension payments and benefits during the period between 1 November 2019 and 31 December 2019. The base salary of $1,569,615, pension payments of $334,923 and the benefits of $47,302 paid to Namal and disclosed in the Single Figure Table on page 104 and the pension narrative and the benefits table on page 105 were in respect of his service to the Company for the full year ended 31 December 2019. $248,917 of the base salary, $49,783 of pension payments and $2,708 of the benefits were in respect of the period 1 November 2019 to 31 December 2019, when he had ceased to be Chief Executive Officer and remained an employee of the Company ensuring a smooth transition to his successor, Roland Diggelmann.

The cash payment of $1,674,653 and Equity Incentive Award of $862,881 awarded to Namal under the Annual Incentive Plan and disclosed on page 108 were in respect of his service to the Company for the full year ended 31 December 2019. $279,109 of the cash payment and $143,814 of the Equity Incentive Award were in respect of the period 1 November 2019 to 31 December 2019, when he had ceased to be Chief Executive Officer and remained an employee of the Company ensuring a smooth transition to his successor, Roland Diggelmann.

Roland Diggelmann did not receive an Annual Incentive Award for his two months’ service as Chief Executive Officer in 2019. The Committee was therefore comfortable that there was no ‘double counting’ in respect of the annual incentives paid in respect of the Chief Executive Officer role in 2019.

Pursuant to the Global Share Plan 2010 rules, Namal’s outstanding award under the Equity Incentive Plan, which was granted in 2019 will vest on the original vesting dates. His outstanding Performance Share Programme granted to him under the Global Share Plan 2010 on 9 May 2018 and 7 March 2019 were pro-rated for his time employed by the Company. The Remuneration Committee will decide what proportion of that remaining award will vest subject to performance conditions in February 2021 and 2022 respectively.

On 21 February 2020, Namal will receive a payment of $1,626,920 in lieu of salary, health and dental benefits, car allowance and pension contributions in respect of the balance of his notice period from 31 December 2019, in-line with the provisions of his contract.

No other payments were made to former Directors in the year.

Payments made to other past Directors

No payments were made to other past Directors in 2019.

Service contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 97 of the Policy Report.

Outside directorships

Namal Nawana is a Non-Executive Director of Hologic, Inc. and received $66,666 in respect of this appointment for the period to 31 October 2019 when he ceased to be an Executive Director. In March 2019, he also received a share award to the value of $99,986 and share options to the value of $99,998.

Roland Diggelmann was appointed a Non-Executive Director of Accelerate Diagnostics Inc. on 1 November 2019. His remuneration for this role is paid entirely in stock options. In December 2019, he received a stock option in respect of 39,552 shares which will vest and become exercisable in five instalments annually from 2 December 2020 at an option price of $14.94. He also received a stock option in respect of 5,493 shares which will vest and become exercisable in five monthly instalments from 2 December 2019 at an option price of $14.94. 1,098 of these options vested during 2019.

Smith+Nephew Annual Report 2019	115

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

		Roland Diggelmann			Graham Baker		Namal Nawana
	1 November 2019[1]	31 December 2019	14 February 2020[2]	1 January 2019	31 December 2019	14 February 2020[2]	1 January 2019	31 October 2019[3]
Ordinary shares	6,668	6,668	6,6684	10,076	14,205	14,205	224,214	224,904
Share options	–	–	–	2,734	2,734	2,734	–	–
Performance share awards[5]	–	–	–	154,224	225,184	223,600	108,8006	260,9306
Equity Incentive awards	–	–	–	21,727	32,628	32,628	–	28,712
1	Roland Diggelmann was appointed to the Board as Chief Executive Officer on 1 November 2019.
2	The latest practicable date for this Annual Report.
3	Namal Nawana retired from the Board on 31 October 2019.
4	The ordinary shares held by Roland Diggelmann on 14 February 2020 represent 11.22% of his base annual salary and for Graham Baker 46.38% of his base salary.
5	These share awards are subject to further performance conditions before they may vest, as detailed on pages 110 to 112.
6

Namal Nawana’s performance share awards granted on 9 May 2018 and 7 March 2019 partially lapsed upon the termination of his employment on 31 December 2019 by 36,266 and 101,420 respectively. They will be subject to further review by the Remuneration Committee in February 2021 and 2022 respectively, following the analysis of performance for 2020 and 2021 before vesting.

The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company.

Beneficial interests of the Chair and Non-Executive Directors in the ordinary shares of the Company are as follows:

Director	1 January 2019 (or date of appointment if later)	31 December 2019 (or date of retirement if earlier)	14 February 2020[1]	Shareholding as % of annual fee[2,3]
Roberto Quarta[4]	32,449	59,429	59,429	258.34
Vinita Bali[4]	7,154	7,394	7,394	136.31
Ian Barlow[5]	19,291	19,291	N/A	N/A
Virginia Bottomley	19,024	19,252	19,252	503.88
Roland Diggelmann[6]	4,867	6,668	N/A	N/A
Erik Engstrom	15,796	15,973	15,973	418.06
Robin Freestone	15,774	15,951	15,951	417.48
Michael Friedman[4,7]	10,212	10,212	N/A	N/A
Marc Owen[4]	7,290	7,508	7,508	138.41
Angie Risley	1,960	4,541	4,541	118.85
1	The latest practicable date for this Annual Report.
2	Calculated using the closing share price of 1,819p per ordinary share and $47.85 per ADS on 14 February 2020, and an exchange rate of £1:$1.3015.
3	All Non-Executive Directors in office since 1 January 2019 held the required shareholding during the year.
4	Vinita Bali, Michael Friedman, Marc Owen and Roberto Quarta hold some of their shares in the form of ADS.
5	Ian Barlow retired as a Non-Executive Director and Senior Independent Director with effect form 11 April 2019.
6

Roland Diggelmann retired as a Non-Executive Director with effect from 31 October 2019 and became Chief Executive Officer on 1 November 2019. He remained a Non-Executive Director, though not independent when he became Chief Executive Officer – Elect (between 21 and 31 October 2019).

7	Michael Friedman retired as a Non-Executive Director with effect from 11 April 2019.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

Chief Executive Officer remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2018 and 2019 compared to that of employees generally was as follows:

	Base salary % change 2019	Benefits % change 2019	Annual cash bonus % change 2019
Chief Executive Officer[1]	4.8%	-54.6%	11.8%
Average for all employees[2]	3.3%	N/A	N/A
1	2019 based on the full year’s pay for Namel Nawana when he was Chief Executive Officer (1 January 2019 to 31 October 2019) and when he was an employee (1 November 2019 to 31 December 2019).
2	The average cost of wages and salaries for employees generally decreased by 0.2% in 2019 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

116	Smith+Nephew Annual Report 2019

Strategy

When considering remuneration arrangements for our Executive Directors, the Committee takes into account pay across the Group in the following ways:

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

Executive Directors participate in the same senior executive incentive plans, (currently the Annual Incentive Programme and the Performance Share Programme) as other Executive Officers and senior executives. The level of award reflects the differing seniority of participants but the same performance conditions apply for all.

Chief Executive Officer pay ratio

The regulations provide three options which may be used to calculate the pay for the employees at the 25th percentile, median and 75th percentile. We have used option A (as set out in the Companies (Miscellaneous Reporting) Regulations 2018), following guidance issued by some proxy advisers and institutional shareholders. The ratio has been calculated by comparing against the full-time equivalent pay of all U.K. employees within the group including both our entities Smith & Nephew UK Limited and T.J.Smith and Nephew,Limited.

Option A calculates pay for all employees on the same basis as the single figure for remuneration calculated for Executive Directors. The period for which the employee pay has been calculated under Option A is the calendar year 2019. The single figure for remuneration for each employee includes earned salary, annual incentive, allowance, pension and benefits for 2019. Part time employees have been excluded for the purpose of calculations.

Our calculations use the full year’s pay for Namal Nawana, when he was Chief Executive Officer (1 January 2019 to 31 October 2019) and when he was an employee (1 November 2019 to 31 December 2019). This ensures the full year pay, including Annual Incentive Plan award is included.

Comparisons have been made with employees at median (P50), lower (P25) and upper (P75) quartiles. We have used the actual salaries paid to our employees in UK. The values were listed lowest to highest and three percentiles were identified. We are confident this methodology gives us the most reflective pay at the median. The Committee is satisfied that the individuals identified in the employee comparison group appropriately reflect the employee pay profile at those quartiles, and that the overall picture presented by the ratios is consistent with our pay, reward and progression policies for UK employees.

The table below sets out the ratio at the median, lower and upper quartiles:

Year	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
2019	116:1	81:1	51:1

The table below provides the total pay figure used for each quartile employee, and the salary component within this.

Component	CEO	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
Salary	$ 1,569,615	$ 36,604	$ 55,347	$ 57,188
Total pay	$ 4,489,374	$ 38,790	$ 55,347	$ 87,551

Relative importance of spend on pay

When considering remuneration arrangements for our Executive Directors and employees as a whole, the Committee also takes into account the overall profitability of the Company and the amounts spent elsewhere, particularly in returning profits to shareholders in the form of dividends and share buy-backs.

The following table sets out the total amounts spent in 2019 and 2018 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2019	For the year to 31 December 2018	% change
Attributable profit for the year	$600m	$663m	-10%
Dividends paid during the year	$318m	$321m	-1%
Share buy-back[1]	$63m	$48m	+31%
Total Group spend on remuneration	$1,435m	$1,330m	+8%
1	Shares are bought in the market in respect of shares issued as part of the executive and employee share plans.

Smith+Nephew Annual Report 2019	117

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index is shown below in accordance with Schedule 8 to the Regulations.

However, as we also compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 110), when considering TSR performance in the context of the Global Share Plan 2010, we feel that the following graph showing the TSR performance of this peer group is also of interest.

118	Smith+Nephew Annual Report 2019

Strategy

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous 10 years:

	Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer	Single figure of total remuneration $	Annual Cash Incentive payout against maximum %	Performance shares %	Options %
2019	Roland Diggelmann[1]	$ 265,814	N/A	N/A	–
2019	Namal Nawana[2]	$ 4,489,374	718	N/A	–
2018	Namal Nawana	$ 2,883,632	69	N/A	–
2018	Olivier Bohuon[3]	$ 2,383,5827	63	46.5	–
2017	Olivier Bohuon	$ 5,116,689	61	54	–
2016	Olivier Bohuon	$ 3,332,850	30	8	–
2015	Olivier Bohuon	$ 5,342,377	75	33.5	–
2014	Olivier Bohuon[6]	$ 6,785,121	43	57	–
2013	Olivier Bohuon	$ 4,692,858	84	0	–
2012	Olivier Bohuon	$ 4,956,771	84	N/A	–
2011	Olivier Bohuon[4,5]	$ 7,442,191	68	N/A	–
2011	David Illingworth[6]	$ 3,595,787	37	27	27
2010	David Illingworth	$ 4,060,707	57	70	61
2009	David Illingworth	$ 4,406,485	59	46	59
1	Appointed Chief Executive Officer on 1 November 2019.
2	Appointed Chief Executive Officer on 7 May 2018 and resigned on 31 October 2019.
3	Retired as Chief Executive Officer on 7 May 2018.
4	Appointed Chief Executive Officer on 1 April 2011.
5	Includes recruitment award of €1,400,000 cash and a share award of over 200,000 ordinary shares with a value of €1,410,000 on grant.
6	Resigned as Chief Executive Officer on 1 April 2011.
7	Prior years are restated to reflect amounts not known at the date of signing the previous Annual Report.
8	Calculated as 106.7% for Namal Nawana (disclosed on page 108), divided by the maximum potential payout of 150%.

Gender Pay ratio

In 2019, the Committee reviewed our UK Gender Pay ratio. It was noted that today our Gender Pay gap is greater than we would like it to be, but we have seen an improvement in our mean and median pay gap in the UK. The mean pay gap has reduced from 31% (in 2018) to 28% (in 2019) and the median pay gap from 21% to 18% for the same period. We shall continue to review these figures.

Shareholding requirements

The Chief Executive Officer is required to hold three times his salary in the form of shares and the Chief Financial Officer is required to hold two times his salary. Our current remuneration arrangements also require Executive Directors to retain any shares received in respect of Performance Share Awards made in or after 2017 for a period of two years after vesting. Following the review of the Remuneration Policy in 2019 is was decided that not only will Executive Directors hold shares for two years within the Vested Share Account provided by the Company, but also, only in exceptional cases will Executive Directors be permitted to sell any vested shares post tax until their shareholding requirements have been met.

Post cessation shareholding requirements

In addition, subject to the approval of the 2020 Remuneration Policy by shareholders at the Annual General Meeting on 9 April 2020, Executive Directors also state that post cessation, Directors will be expected to hold shares in the Vested Share Account from the Performance Share Programme and Deferred Bonus Shares for two years post vesting on page 94.

Statement of voting at Annual General Meeting

At the Annual General Meeting held on 11 April 2019, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Report are noted below. In addition, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration Policy, which was last approved by shareholders on 6 April 2017 are noted below:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’ Remuneration Report (excluding policy)	553,379,288	87.56	78,602,919	12.44	631,982,207	21,970,442
Approval of the Directors’ Remuneration Policy at the 2017 Annual General Meeting	578,383,031	98.30	10,003,885	1.70	588,386,916	1,422,700

Smith+Nephew Annual Report 2019	119

Strategy
Governance

Remuneration continued

Remuneration implementation report continued

Senior management remuneration

The Group’s administrative, supervisory and management body (senior management) is comprised for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 54–61.

Compensation paid to senior management in respect of 2017, 2018 and 2019 was as follows:

	2019	2018	2017
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$ 17,020,000	$ 15,935,000	$ 13,573,000
Total compensation for loss of office	$ 5,559,000	$ 433,000	$ 2,711,000
Aggregate increase in accrued pension scheme benefits	–	–	–
Aggregate amounts provided for under supplementary schemes	$ 1,564,000	$ 1,570,000	$ 872,000

As at 14 February 2020, senior management owned 238,330 shares and 9,658 ADSs, constituting less than 0.1% of the share capital of the Company. For this purpose, the Group is defined as the Executive Directors, members of the Executive Committee, including the Company Secretary and their Persons Closely Associated. Details of share awards granted during the year and held as at 14 February 2020 by members of senior management are as follows:

	Share awards granted during the year	Total share awards held as at 14 February 2020
Equity Incentive awards	154,550	191,073
Performance Share awards at maximum	513,598	762,694
Conditional share awards under the Global Share Plan 2010	33,501	163,488
Options under Employee ShareSave plans	2,179	8,006

The Smith+Nephew Employee Share Trust

Note 19.2 of these accounts states the movement in Treasury Shares and the Trust during 2019. No more shares are held within the Trust than are required for the next six months’ of anticipated vestings. Any unvested shares held in the Trust are not voted upon at shareholder meetings. No more than 5% of the issued share capital at 31 December 2019 is held within the Trust. At 31 December 2019 1,251,178 shares were held in the Trust representing 0.14% of the issued share capital.

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

Over the previous 10 years (2010 to 2019), the number of new shares issued under our share plans has been as follows:

All-employee share plans 2019	7,335,423 (0.84% of issued share capital as at 14 February 2020)
Discretionary share plans	29,978,030 (3.43% of issued share capital as at 14 February 2020)

By order of the Board, on 20 February 2020

Angie Risley

Chair of the Remuneration Committee

120	Smith+Nephew Annual Report 2019

Strategy

Accounts
Statement of Directors’ responsibilities	122
Report of Independent Registered Public Accounting Firm	123
Group financial statements	130
Notes to the Group accounts	135
Company financial statements	185
Notes to the Company accounts	187

Smith+Nephew Annual Report 2019	121

Strategy
Accounts

Statement of Directors’ responsibilities in respect of the
Annual Report and Financial Statements

The Directors are responsible for preparing the Annual Report and Form 20-F and the Group and Parent Company financial statements in accordance with applicable law and regulations.

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

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgements and estimates that are reasonable, relevant, reliable and prudent;
-	for the Group financial statements, state whether they have been prepared in accordance with IFRSs, as issued by the IASB and adopted by the EU;
-

for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company financial statements;

-	assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
-	use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

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

Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

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

The Directors’ Report has also been prepared in accordance with the Companies Act 2006 and The Small Companies and Groups (Accounts and Directors’ Report) Regulations 2008 comprising of pages 5, 24–25, 28–29, 32–33, 39, 40–49, 52, 63, 66, 68–70, 74–82, 84–85, 161–162, 184, 189–192 and pages 205–211 of the Annual Report, and has been approved and signed on behalf of the Board.

We consider the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the Board, on 20 February 2020

Susan Swabey

Company Secretary

122	Smith+Nephew Annual Report 2019

Strategy

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Smith & Nephew Plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group balance sheets of Smith & Nephew plc and subsidiaries (the “Group”) as of 31 December 2019 and 2018, the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statement of changes in equity for each of the years in the three-year period ended 31 December 2019, and the related notes including the accounting policies and Critical judgements and estimates on page 130 (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Group acquired Osiris Therapeutics, Inc. during 2019, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2019, Osiris Therapeutics, Inc’s. internal control over financial reporting associated with 2% of the Group’s revenue and less than 1% of the Group’s total assets, included in the consolidated financial statements of the Group as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of Osiris Therapeutics, Inc..

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Group has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Evaluation of Internal Controls. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Smith+Nephew Annual Report 2019	123

Strategy
Accounts

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of uncertain tax positions in respect of transfer pricing

As discussed in note 5 to the consolidated financial statements, provisions for uncertain tax positions require the Group to make judgements and estimates relating to interpretations of tax law, settlement negotiations or changes in legislation.

A provision of $201 million has been recognised for uncertain tax positions, the majority relating to transfer pricing, including financing arrangements. A contingent tax liability of approximately $150 million has been disclosed in respect of a potential exposure relating to the UK CFC legislation.

We identified the evaluation of uncertain tax positions in respect of transfer pricing, including financing arrangements, as a critical audit matter. Due to the high degree of estimation uncertainty, complex auditor judgement and specialised skills and knowledge were required in assessing the Group’s provision for uncertain tax positions, including the Group’s interpretation of tax laws, future events, and uncertainties such as outcome of ongoing tax audits.

The primary procedures we performed to address the critical audit matter included the following:

—Control testing: We tested certain internal controls over the Group’s uncertain tax positions process, including controls related to the interpretation of the relevant tax regulations in assessing transfer pricing positions.

—Our taxation expertise:  We involved international and local tax professionals with specialised skills and knowledge, who assisted in evaluating and challenging the evaluation of uncertain tax positions based on our knowledge and experience of the application of international and local legislation by the relevant authorities and assessing (i) the Group’s results of historical tax audits and correspondence with tax authorities, (ii) transfer pricing documentation and methodology for compliance with tax law (iii) third party tax advice received by the Group, and (iv) changes in tax legislation. In addition, our tax professionals assisted the audit team in developing an independent range of estimates and comparing this to the Group’s provision.

—Assessing disclosures: We assessed that the disclosures around the maximum contingent liability to the Group with respect to the UK CFC legislation, and the range of possible changes to the tax provisions within the next financial year, reflect the underlying facts and circumstances.

124	Smith+Nephew Annual Report 2019

Strategy

Evaluation of the provision for metal-on-metal hip products

As discussed in note 17 to the consolidated financial statements, the Group holds a provision of $315 million in respect of potential liabilities arising from the ongoing exposure for metal-on-metal hip products.

The estimate for this provision requires the Group to use an actuarial model and make a number of key assumptions relating to the number of claimants and settlement outcome.

We identified the evaluation of the provision for metal-on-metal hip products and related disclosure for this legal matter as a critical audit matter because especially challenging auditor judgment was required in assessing the key assumptions above, given the limited historical track record of metal-on-metal claims settled.

The primary procedures we performed to address the critical audit matter included the following:

—Control testing: We tested certain internal controls over the Group’s legal provision process. This included controls over the Group’s review, challenge and assessment of the metal–on-metal provision and related key assumptions relating to estimating the number of claimants and the settlement outcomes.

—Enquiry of lawyers: We obtained correspondence directly from external counsel on the status of open metal-on-metal court proceedings and settlement negotiations. We compared the evaluation of the related exposure to the metal-on-metal claims from external counsel to the Group’s assessments.

—Our actuarial expertise: We involved actuarial professionals with specialised skills and knowledge, who assisted in challenging the number of claimants and settlement outcomes used in statistical projections in determining the provision by reference to historical data including settlement amounts and experience of other cases. In addition, the actuarial professionals assisted in evaluating whether the statistical model applied by the Group is in line with actuarial professional standards and industry practice for similar product liability claims.

We evaluated the scope, competency, and objectivity of the Group’s experts involved in developing the actuarial model used in the determination of the provision by considering the work they were engaged to perform, their professional qualifications, and reporting lines.

—Assessing disclosures: We assessed that the Group’s sensitivity disclosures in respect of the metal-on-metal hip provision over how sensitive the provision is to changes in key assumptions and the range of possible outcomes reflect the underlying facts and circumstances.

Initial measurement of product related intangible assets acquired in the Osiris business combination

As discussed in Note 21 to the consolidated financial statements, on 17 April 2019, the Group acquired Osiris Therapeutics, Inc. (Osiris) in a business combination.

As a result of the transaction, the Group acquired product related intangible assets relating to specific patented regenerative medicine products with a recognised fair value of $284 million.

We identified the evaluation of the initial measurement of the product related intangible assets acquired in the Osiris transaction as a critical audit matter. There was a high degree of subjectivity in assessing a number of the assumptions applied by the Group in the discounted cash flow model used to calculate the acquisition-date fair value of these assets. The calculated fair value was sensitive to changes in the following assumptions:

−Forecasted revenue growth rates attributable to Osiris’s medical products

−Royalty rate

The primary procedures we performed to address this critical audit matter included the following.

—Control testing: We tested certain internal controls over the Group’s acquisition-date valuation process to develop the relevant assumptions, as listed above, including the review and assessment of these assumptions by the Group.

—Benchmarking assumptions: We evaluated and challenged the Group’s forecasted growth rates by comparing to industry reports on market growth and historic revenue growth trends achieved by Osiris.

—Historical comparisons: We compared the Group’s estimates of forecasted revenue for Osiris and other recent acquisitions to actual results since acquisition date to assess the Group’s ability to accurately forecast.

—Our valuation expertise: We assessed the royalty rates applied in the valuation model by using valuation professionals with specialised skills and knowledge, who assisted the audit team by challenging the royalty assumptions using their industry knowledge and comparing these rates to royalty rates applied by comparable companies and rates historically applied by the Group in similar acquisitions.

—Sensitivity analysis: We assessed the sensitivity of revenue growth rates and royalty rates to consider their impact on the Group’s determination of the fair value of the product related intangible assets acquired.

Smith+Nephew Annual Report 2019	125

Strategy
Accounts

Evaluation of the provision for excess and obsolescence (E&O) for Orthopaedics inventory

The Group has high levels of Orthopaedics inventory that is available for customers’ immediate use. Complete sets of products including large and small sizes of inventory (which are used less frequently) have to be made available to customers at their premises. An assessment is made by the Group to identify excess or obsolete inventory.

As a result, the Group has recognised a provision for excess and obsolete inventory (E&O provision) for Orthopaedics which is included within the total E&O provision of $308 million as discussed in note 12. The key input into this provision is the estimate of the future utilisation of inventory on hand which is based on assumptions of historical sales of inventory adjusted for other internal or external factors such as effectiveness of inventory deployment, length of product lives and planned phase out of product which may impact the demand for the product.

We identified the evaluation of the provision for excess and obsolescence for Orthopaedics inventory as a critical audit matter. A high degree of auditor judgement was required in assessing the use of historical data adjusted for the assumptions above as a basis for estimating future utilisation.

The primary procedures we performed to address this critical audit matter included the following.

—Control testing: We tested certain internal controls over the Group’s process for assessing the E&O provision, including controls over the assumptions listed above to determine expected future utilisation of Orthopaedics inventory.

—Test of detail: We assessed and challenged the assumptions, listed above, in the E&O provision through a combination of interviews of finance and operations personnel and review of internal budgets and internal reporting, including a sample of product plans to assess the impact of plans for launching new or discontinued product lines on future utilisation of Orthopaedics inventory.

—Historical comparisons:  We evaluated the Group’s ability to accurately estimate the E&O provision by comparing historically recorded provisions to actual subsequent write-off and historically estimated future utilisation to actual utilisation.

—Sensitivity analysis: We assessed the sensitivity of the key assumptions listed above to consider their impact on the Group’s determination of the calculation of the provision recognised.

We have served as the Group’s auditor since 2015

London, United Kingdom

20 February 2020

126	Smith+Nephew Annual Report 2019

Strategy

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2019	127

Strategy
Accounts

THIS PAGE LEFT INTENTIONALLY BLANK

128	Smith+Nephew Annual Report 2019

Strategy

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2019	129

Strategy
Accounts

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

The Group’s accounting policies do not include any critical judgements. The Group’s accounting policies are set out in Notes 1–24 of the Notes to the Group Accounts. Of those, the policies which require the most use of management’s estimation are as follows:

Valuation of inventories

A feature of the Orthopaedic franchise (whose inventory make up approximately 60% of the Group’s total inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives and phase‑out of old products. See Note 12 for further details.

Impairment

In carrying out impairment reviews of intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. See Note 9 for further details.

Liability provisioning

The recognition of provisions for legal disputes is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2020 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. See Note 17 for further details.

Taxation

The Group operates in numerous tax jurisdictions around the world and it is Group policy to submit its tax returns to the relevant tax authorities within the statutory time limits. At any given time, the Group is involved in disputes and tax audits and will have a number of tax returns potentially subject to audit. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of tax provision whenever necessary. The ultimate tax liability may differ materially in 2020 or thereafter from the amount provided depending on factors including transfer pricing, tax rate changes, tax legislation changes, tax authority interpretation, expiry of the statute of limitations, tax litigation, and resolution of tax audits and disputes. See Note 5 for further details.

Business combinations

The Group initially recognises the fair value of identifiable assets acquired, the liabilities assumed and the consideration transferred in a business combination. The determination of the balance sheet fair value acquired is dependent upon the understanding of the circumstances at acquisition and estimates of the future results of the acquired business. Management is required to estimate the fair value of acquired intangible assets, which involves forecasting revenue growth rates and determining the appropriate royalty rate. See Note 21 for further details.

Page 130 is an integral part of these accounts.

130	Smith+Nephew Annual Report 2019

Strategy

Group financial statements

Group income statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2019	2018	2017
	Notes	$ million	$ million	$ million
Revenue	2	5,138	4,904	4,765
Cost of goods sold		(1,338)	(1,298)	(1,248)
Gross profit		3,800	3,606	3,517
Selling, general and administrative expenses	3	(2,693)	(2,497)	(2,360)
Research and development expenses	3	(292)	(246)	(223)
Operating profit	2 & 3	815	863	934
Interest income	4	10	8	6
Interest expense	4	(65)	(59)	(57)
Other finance costs	4	(18)	(20)	(10)
Share of results of associates	11	1	(11)	6
Profit before taxation		743	781	879
Taxation	5	(143)	(118)	(112)
Attributable profit for the year[1]		600	663	767
Earnings per ordinary share[1]	6
Basic		68.6¢	76.0¢	87.8¢
Diluted		68.4¢	75.7¢	87.7¢

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

Group statement of comprehensive income

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2019	2018	2017
	Notes	$ million	$ million	$ million
Attributable profit for the year[1]		600	663	767
Other comprehensive income:
Items that will not be reclassified to income statement
Re-measurement of net retirement benefit obligations	18	(14)	11	64
Taxation on other comprehensive income	5	2	(1)	(9)
Total items that will not be reclassified to income statement		(12)	10	55

Items that may be reclassified subsequently to income statement
Cash flow hedges – forward foreign exchange contracts
Gains/(losses) arising in the year		14	21	(45)
(Gains)/losses transferred to inventories for the year		(19)	2	21
Fair value remeasurement of available for sale asset		–	–	(10)
Exchange differences on translation of foreign operations		21	(132)	181
Taxation on other comprehensive income	5	–	(3)	–
Total items that may be reclassified subsequently to income statement		16	(112)	147
Other comprehensive income/(loss) for the year, net of taxation		4	(102)	202
Total comprehensive income for the year[1]		604	561	969

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

1	Attributable to equity holders of the Company and wholly derived from continuing operations.

The Notes on pages 135–184 are an integral part of these accounts.

Smith+Nephew Annual Report 2019	131

Strategy
Accounts

Group financial statements

Group balance sheet

		At	At
		31 December	31 December
		2019	2018
	Notes	$ million	$ million
Assets
Non-current assets
Property, plant and equipment	1 & 7	1,323	1,062
Goodwill	8	2,789	2,337
Intangible assets	9	1,567	1,210
Investments	10	7	34
Investments in associates	11	103	105
Other non-current assets	13	35	16
Retirement benefit assets	18	106	92
Deferred tax assets	5	150	126
		6,080	4,982
Current assets
Inventories	12	1,614	1,395
Trade and other receivables	13	1,328	1,317
Cash at bank	15	277	365
		3,219	3,077
Total assets		9,299	8,059

Equity and liabilities
Equity attributable to owners of the Company
Share capital	19	177	177
Share premium		610	608
Capital redemption reserve		18	18
Treasury shares	19	(189)	(214)
Other reserves		(324)	(340)
Retained earnings		4,849	4,625
Total equity		5,141	4,874
Non-current liabilities
Long-term borrowings and lease liabilities	1 & 15	1,975	1,301
Retirement benefit obligations	18	136	114
Other payables	14	102	53
Provisions	17	214	153
Deferred tax liabilities	5	167	99
		2,594	1,720
Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	1 & 15	72	164
Trade and other payables	14	1,046	957
Provisions	17	203	121
Current tax payable	5	243	223
		1,564	1,465
Total liabilities		4,158	3,185
Total equity and liabilities		9,299	8,059

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

The accounts were approved by the Board and authorised for issue on 20 February 2020 and are signed on its behalf by:

Roberto Quarta	Roland Digglemann	Graham Baker
Chairman	Chief Executive Officer	Chief Financial Officer

The Notes on pages 135–184 are an integral part of these accounts.

132	Smith+Nephew Annual Report 2019

Strategy

Group financial statements

Group cash flow statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2019	2018	2017
	Notes	$ million	$ million	$ million
Cash flows from operating activities
Profit before taxation		743	781	879
Net interest expense	4	55	51	51
Depreciation, amortisation and impairment		502	435	447
Loss on disposal of property, plant and equipment and software		16	19	13
Share-based payments expense (equity settled)	23	32	35	31
Share of results of associates	11	(1)	11	(6)
Net movement in post-retirement benefit obligations		(4)	(35)	(40)
Increase in inventories		(204)	(152)	(17)
Decrease/(increase) in trade and other receivables		30	(108)	(40)
Increase/(decrease) in trade and other payables and provisions		201	71	(45)
Cash generated from operations[1]		1,370	1,108	1,273
Interest received		4	2	2
Interest paid		(56)	(54)	(50)
Income taxes paid		(150)	(125)	(135)
Net cash inflow from operating activities		1,168	931	1,090
Cash flows from investing activities
Acquisitions, net of cash acquired		(869)	(29)	(159)
Capital expenditure		(408)	(347)	(376)
Net proceeds from sale/(purchase) of investments		23	(4)	(8)
Distribution from associate	11	3	2	–
Net cash used in investing activities		(1,251)	(378)	(543)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		2	3	5
Purchase of own shares		(63)	(48)	(52)
Payment of capital element of lease liabilities	20	(46)	–	–
Proceeds from borrowings due within one year	20	–	24	53
Settlement of borrowings due within one year	20	(125)	(30)	(64)
Proceeds from borrowings due after one year	20	1,290	370	570
Settlement of borrowings due after one year	20	(740)	(371)	(706)
Proceeds from own shares		9	10	5
Settlement of currency swaps	20	(2)	(8)	24
Equity dividends paid	19	(318)	(321)	(269)
Net cash from/(used in) financing activities		7	(371)	(434)
Net (decrease)/increase in cash and cash equivalents		(76)	182	113
Cash and cash equivalents at beginning of year	20	333	155	38
Exchange adjustments	20	–	(4)	4
Cash and cash equivalents at end of year[2]		257	333	155

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

1

Includes $123m (2018: $83m, 2017: $15m) of outgoings on restructuring and rationalisation expenses, $36m (2018: $3m, 2017: $3m) of acquisition and disposal related items and $105m inflow (2018: $104m outflow, 2017: $25m outflow) of legal and other items.

2	Cash and cash equivalents is net of bank overdrafts of $20m (2018: $32m, 2017: $14m).

The Notes on pages 135–184 are an integral part of these accounts.

Smith+Nephew Annual Report 2019	133

Strategy
Accounts

Group financial statements

Group statement of changes in equity

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares[2]	reserves[3]	earnings	equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2016	180	600	15	(432)	(375)	3,970	3,958
Attributable profit for the year[1]	–	–	–	–	–	767	767
Other comprehensive income	–	–	–	–	147	55	202
Equity dividends declared and paid	–	–	–	–	–	(269)	(269)
Share-based payments recognised	–	–	–	–	–	31	31
Taxation on share-based payments	–	–	–	–	–	(3)	(3)
Purchase of own shares	–	–	–	(52)	–	–	(52)
Cost of shares transferred to beneficiaries	–	–	–	26	–	(21)	5
Cancellation of treasury shares	(2)	–	2	201	–	(201)	–
Issue of ordinary share capital[4]	–	5	–	–	–	–	5
At 31 December 2017	178	605	17	(257)	(228)	4,329	4,644
Adjustment on initial application of IFRS 9 (net of tax)	–	–	–	–	–	(11)	(11)
Adjusted balance as at 1 January 2018	178	605	17	(257)	(228)	4,318	4,633
Attributable profit for the year[1]	–	–	–	–	–	663	663
Other comprehensive expense	–	–	–	–	(112)	10	(102)
Equity dividends declared and paid	–	–	–	–	–	(321)	(321)
Share-based payments recognised	–	–	–	–	–	35	35
Taxation on share-based payments	–	–	–	–	–	1	1
Purchase of own shares	–	–	–	(48)	–	–	(48)
Cost of shares transferred to beneficiaries	–	–	–	40	–	(30)	10
Cancellation of treasury shares	(1)	–	1	51	–	(51)	–
Issue of ordinary share capital[4]	–	3	–	–	–	–	3
At 31 December 2018	177	608	18	(214)	(340)	4,625	4,874
Attributable profit for the year[1]	–	–	–	–	–	600	600
Other comprehensive income	–	–	–	–	16	(12)	4
Equity dividends declared and paid	–	–	–	–	–	(318)	(318)
Share-based payments recognised	–	–	–	–	–	32	32
Taxation on share-based payments	–	–	–	–	–	1	1
Purchase of own shares	–	–	–	(63)	–	–	(63)
Cost of shares transferred to beneficiaries	–	–	–	38	–	(29)	9
Cancellation of treasury shares	–	–	–	50	–	(50)	–
Issue of ordinary share capital[4]	–	2	–	–	–	–	2
At 31 December 2019	177	610	18	(189)	(324)	4,849	5,141

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3

Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2019 was $318m (2018: $339m loss, 2017: $207m loss).

4	Issue of ordinary share capital in connection with the Group’s share incentive plans.

The Notes on pages 135–184 are an integral part of these accounts.

134	Smith+Nephew Annual Report 2019

Strategy

Notes to the Group accounts

1 Basis of preparation

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

As required by the European Union’s IAS Regulation and the Companies Act 2006, the Group has prepared its accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) effective as at 31 December 2019. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2019. IFRSs as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are: inventories, impairment, taxation, liability provisions and business combinations. These are discussed on page 130. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The Directors continue to adopt the going concern basis for accounting in preparing the annual financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Further information regarding the Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out on pages 14–23.

As described in Note 15, the Group meets its funding requirements through a mixture of shareholders’ funds, bank borrowings and private placement notes. At 31 December 2019 the Group had available committed borrowing facilities of $2.9bn and total liquidity of $1.3bn, including net cash and cash equivalents of $257m and undrawn available committed borrowing facilities of $1bn. The earliest expiry date of the Group’s committed borrowing facilities is in respect of $75m of Senior Notes due to expire in January 2021. In addition, Note 16 includes the Group’s objectives, policies and processes for managing its capital; our financial risk management objectives; details of our financial instruments and hedging activities; and our exposures to foreign exchange, interest rate and credit risk.

The Group’s forecasts and projections, taking into account reasonably possible changes in trading performance, show that the Group has sufficient financial resources. The Directors have reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for a period of at least three years from the date of the approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis (in accordance with the ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing the consolidated financial statements.

New accounting standards effective 2019

The Group has adopted IFRS 16 Leases from 1 January 2019. A number of other new standards, including IFRIC 23 Uncertainty Over Income Tax Treatments, are effective from 1 January 2019 but they do not have a material effect on the Group’s financial statements.

On 1 January 2019, the Group adopted IFRS 16 Leases using the modified retrospective approach and the right-of-use asset on transition equalled the lease liability, adjusted by the amount of any rent-free period accruals. The cumulative effect of initially adopting IFRS 16 is recognised as an adjustment at 1 January 2019 with no restatement of comparative information. The Group applied the practical expedient to grandfather the definition of a lease on transition. The Group applied IFRS 16 only to contracts that were previously identified as containing a lease. Contracts that were not identified as containing a lease under IAS 17 or IFRIC 4 were not reassessed. The new definition of a lease has only been applied to contracts entered into from 1 January 2019.

Previous accounting policy

Previously the Group determined if an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease. As a lessee the Group previously classified leases as operating or finance leases based on whether the lease arrangement substantially transferred all risks and rewards of ownership.

New accounting policy – IFRS 16 Leases

The assessment of whether a contract is or contains a lease takes place at the inception of the contract. The assessment involves whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of the asset. The Group allocates the consideration in the contract to each lease and non-lease component. The non-lease component, where it is separately identifiable, is not included in the right-of-use asset.

The Group leases many assets including properties, motor vehicles and office equipment. The Group availed itself of the exemptions for short-term leases and leases of low-value items for leases other than those for properties and motor vehicles. The use of these exemptions does not have a material impact.

Smith+Nephew Annual Report 2019	135

Strategy
Accounts

Notes to the Group accounts continued

1 Basis of preparation continued

The Group recognises a right-of-use asset and a lease liability at the commencement of the lease. The right-of-use asset is initially measured based on the present value of lease payments that are not paid at the commencement date plus initial direct costs less any incentives received. The lease payments are discounted using an incremental borrowing rate which is country-specific and reflective of the lease term. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is subject to impairment testing if there is an impairment indicator. The right-of-use assets are included in the balance sheet heading ‘Property, plant and equipment’.

The lease liability is initially measured at the present value of lease payments, as outlined above, and is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or as appropriate, changes in the assessment of whether an extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The lease liabilities are included in the balance sheet headings ‘Long-term borrowings and lease liabilities’ and ‘Bank overdrafts, borrowings, loans and lease liabilities’.

Cash flows arising on lease interest payments are included in operating cash flows whereas cash flows arising on the capital repayments of the lease liability are included in financing cash flows.

Impact of applying IFRS 16

On transition to IFRS 16 on 1 January 2019, the Group recognised additional right-of-use assets and additional lease liabilities. The impact on transition is outlined below:

1 January
2019
$m
Right-of-use assets presented in property, plant and equipment	159
Rent-free period accrual presented in trade and other payables	5
Lease liabilities	(164)

In relation to these leases, the Group has recognised depreciation and interest expenses instead of operating lease expenses. During the year ended 31 December 2019 the Group has recognised $50m of depreciation on right‑of‑use assets and $6m of interest cost from these lease liabilities. The total interest expense for the year ended 31 December 2019 comprises:

$m
Bank borrowings and other	18
Private placement notes	41
Lease liabilities	6
65

A reconciliation from the operating lease commitment at 31 December 2018 as disclosed in the Group’s statutory financial statements for the year ended 31 December 2018 to the lease liabilities recognised at 1 January 2019 is outlined below. The non-lease components primarily relate to service and maintenance costs which were included in the operating lease commitment but do not form part of the lease liability. The short-term exemption primarily relates to the vehicles in a car fleet programme which was known to be closing in 2019.

$m
Operating lease commitment at 31 December 2018	(218)
Non-lease components	28
Short-term exemption availed of on transition	2
Impact of discounting lease payments	24
Lease liabilities recognised at 1 January 2019	(164)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 3.6%.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2020 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements. These are not expected to have a significant impact on adoption.

136	Smith+Nephew Annual Report 2019

Strategy

1.1 Consolidation

The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control, and continue to be consolidated until the date that such control ceases. Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Group’s, with the exception of jurisdictions whereby a different year end is required by local legislation.

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

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2019	2018	2017
Average rates
Sterling	1.28	1.33	1.29
Euro	1.12	1.18	1.13
Swiss Franc	1.01	1.02	1.02
Year end rates
Sterling	1.32	1.28	1.35
Euro	1.12	1.14	1.20
Swiss Franc	1.04	1.02	1.02

2 Business segment information

Previously the Group was engaged in a single business activity, being the development, manufacture and sale of medical technology products and services.

From 1 January 2019 onwards, with the Group’s operating structure organised around three global franchises, the chief operating decision maker began to monitor performance, make operating decisions and allocate resources on a global franchise basis in contrast with 2018 and prior, where these were done on a Group-wide basis. The new operating structure led to the appointment of three franchise presidents. The franchise presidents have  responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchise in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

Based on the aforementioned changes, the Group has concluded that there are three reportable segments from January 2019. The Group will not restate comparative information in 2019, other than revenue, as historical financial information is not available on a franchise basis.

Smith+Nephew Annual Report 2019	137

Strategy
Accounts

Notes to the Group accounts continued

2 Business segment information continued

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), three franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2.2. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2.1 Revenue by business segment and geography

Accounting policy

Since 1 January 2018, revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of discrete services. Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

The revenue accounting policy for the year ending 31 December 2017 was consistent with the requirements of IAS 18. Revenue was recognised once the significant risks and rewards of ownership had been transferred to the customer, rather than the satisfaction of the performance obligations to deliver products or services.

Orthopaedics and Sports Medicine & ENT

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centres whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

138	Smith+Nephew Annual Report 2019

Strategy

Segment revenue reconciles to statutory revenues from continuing operations as follows:

	2019	2018	2017
	$ million	$ million	$ million
Reportable segment revenue
Orthopaedics	2,222	2,168	2,107
Sports Medicine & ENT	1,536	1,461	1,402
Advanced Wound Management	1,380	1,275	1,256
Revenue from external customers	5,138	4,904	4,765

Disaggregation of revenue:

The following table shows the disaggregation of Group revenue by product franchise:

	2019	20181	20171
	$ million	$ million	$ million
Revenue by product from continuing operations
Knee Implants	1,042	1,017	984
Hip Implants	613	613	599
Other Reconstruction	79	62	45
Trauma	488	476	479
Orthopaedics	2,222	2,168	2,107
Sports Medicine Joint Repair	794	717	650
Arthroscopic Enabling Technologies	591	600	615
ENT (Ear, Nose and Throat)	151	144	137
Sports Medicine & ENT	1,536	1,461	1,402
Advanced Wound Care	714	740	720
Advanced Wound Bioactives	424	320	342
Advanced Wound Devices	242	215	194
Advanced Wound Management	1,380	1,275	1,256
Consolidated revenue from continuing operations	5,138	4,904	4,765

1

Revenue by franchise for the years ended 2018 and 2017 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the years ended 2018 and 2017. Other Reconstruction includes 2018: $62m (2017: $45m) previously in Other Surgical Businesses; Trauma includes 2018: $476m (2017: $479m) previously in Trauma & Extremities; Sports Medicine Joint Repair includes 2018: $17m (2017: $16m) and 2018: $3m (2017: $7m) previously in Trauma & Extremities and Other Surgical Businesses respectively; and ENT includes 2018: $144m (2017: $137m) previously in Other Surgical Businesses.

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

			2019			2018			2017
	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Orthopaedics, Sports Medicine & ENT	2,986	772	3,758	2,944	685	3,629	2,867	642	3,509
Advanced Wound Management	1,195	185	1,380	1,103	172	1,275	1,097	159	1,256
Total	4,181	957	5,138	4,047	857	4,904	3,964	801	4,765
1	Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

US revenue for 2019 was $2,551m (2018: $2,354m, 2017: $2,306m), China revenue for 2019 was $336m (2018: $270m, 2017: $228m) and UK revenue for 2019 was $211m (2018: $211m, 2017: $222m).

Smith+Nephew Annual Report 2019	139

Strategy
Accounts

Notes to the Group accounts continued

2 Business segment information continued

Contract assets and liabilities

The nature of our products and services do not generally give rise to contract assets as we do not typically incur costs to fulfil a contract before a product or service is provided to the customer. The Group generally satisfies performance obligations within one year from the contract inception date. There was no material revenue recognised in the current reporting period that related to carried-forward contract liabilities (deferred income) or performance obligations satisfied in the previous year. There is no material revenue that is likely to arise in future periods from unsatisfied performance obligations at the balance sheet date. Therefore, there are no associated significant accrued income and deferred income balances at 31 December 2019. As of 31 December 2019, contract assets principally comprised trade receivables and contract liabilities principally comprise rebates (as described in the accounting policy above). The accrual for rebates at 31 December 2019 was $82m (2018: $65m) with $397m being recognised in revenue in 2019.

Major customers

No single customer generates revenue greater than 10% of the consolidated revenue.

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items. Further detail is provided in Notes 2.4, 2.5 and 2.6.

Segment trading profit is reconciled to the statutory measure below:

	2019	20181	20171
	$ million	$ million	$ million
Segment profit
Orthopaedics	666
Sports Medicine & ENT	489
Advanced Wound Management	370
Segment trading profit	1,525
Corporate costs	(356)
Group trading profit	1,169	1,123	1,048
Acquisition and disposal related items	(32)	7	10
Restructuring and rationalisation expenses	(134)	(120)	–
Amortisation and impairment of acquisition intangibles	(143)	(113)	(140)
Legal and other	(45)	(34)	16
Group operating profit	815	863	934

1Historical financial information is not available on a franchise basis.

2.3 Non-current assets by geography

The following table presents the non-current assets of the Group based on their location:

	2019	2018	2017
	$ million	$ million	$ million
United Kingdom	385	354	364
United States of America	4,034	3,186	3,295
Other	1,405	1,224	1,287
Total non-current assets of the consolidated Group[1]	5,824	4,764	4,946

1Non-current assets excludes retirement benefit assets and deferred tax assets.

2.4 Acquisitions and disposal related items

For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

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

140	Smith+Nephew Annual Report 2019

Strategy

2.5 Restructuring and rationalisation costs

Restructuring and rationalisation costs of $134m were incurred in 2019 (2018: $120m, 2017: $nil) relating to the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

2.6 Legal and other

For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2019 were partially offset by a credit of $147m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the year ended 31 December 2018 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $72m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on metal hip claims globally. The year to 31 December 2018 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2018 were partially offset by a credit of $84m relating to settlement agreements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003. For the year ended 31 December 2017, charges primarily relate to legal expenses for patent litigation with Arthrex and ongoing metal-on-metal hip claims and an increase of $10m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. These charges were offset by a $54m credit following a settlement payment received from Arthrex relating to patent litigation.

3 Operating profit

Accounting policy

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

	2019	2018	2017
	$ million	$ million	$ million
Revenue	5,138	4,904	4,765
Cost of goods sold[1]	(1,338)	(1,298)	(1,248)
Gross profit	3,800	3,606	3,517
Research and development expenses[2]	(292)	(246)	(223)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(1,911)	(1,820)	(1,781)
Administrative expenses[3,4,5,6]	(782)	(677)	(579)
	(2,693)	(2,497)	(2,360)
Operating profit	815	863	934
1	2019 includes $5m charge relating to legal and other items and $7m charge relating to restructuring and rationalisation expenses (2018: $4m of legal and other items, 2017: $nil).
2	2019 includes $24m charge relating to legal and other items (2018: $9m, 2017: $nil).
3	2019 includes $61m of amortisation of software and other intangible assets (2018: $63m, 2017: $62m).
4

2019 includes $143m of amortisation and impairment of acquisition intangibles and $127m of restructuring and rationalisation expenses (2018: $113m of amortisation and impairment of acquisition intangibles and $120m of restructuring and rationalisation expenses, 2017: $140m of amortisation and impairment of acquisition intangibles).

5	2019 includes $16m charge relating to legal and other items (2018: $21m charge, 2017: $16m credit).
6	2019 includes $32m charge of acquisition and disposal related items (2018: $7m credit, 2017: $10m credit).

Note that items detailed in 1,2,4,5 and 6 are excluded from the calculation of trading profit, the segments’ profit measure.

Smith+Nephew Annual Report 2019	141

Strategy
Accounts

Notes to the Group accounts continued

3 Operating profit continued

Operating profit is stated after charging/(crediting) the following items:

	2019	2018	2017
	$ million	$ million	$ million
Other operating income	(147)	(107)	(66)
Amortisation of intangible assets	204	176	192
Impairment of intangible assets	2	3	10
Impairment of property, plant and equipment	4	5	–
Fair value remeasurement of trade investments	12	9	–
Depreciation of property, plant and equipment[1]	292	251	243
Loss on disposal of property, plant and equipment and intangible assets	16	19	13
Operating lease payments for land and buildings	–	32	36
Operating lease payments for other assets	–	25	21
Advertising costs	85	88	102

1 The 2019 depreciation charge includes $50m related to right-of-use assets.

In 2019 other operating income comprises insurance recoveries for ongoing metal-on-metal hip claims (2018: insurance recovery relating to product liability claims involving macrotextured components voluntarily withdrawn from the market in 2003 and a gain relating to patent litigation, 2017: gain relating to patent litigation). In 2019, $147m (2018: $84m, 2017: $54m) of other operating income was included with legal and other items, as explained in Note 2.6, and does not form part of Group trading profit.

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

		2019	2018	2017
	Notes	$ million	$ million	$ million
Wages and salaries		1,435	1,330	1,231
Social security costs		193	176	178
Pension costs (including retirement healthcare)	18	76	65	64
Share-based payments	23	32	35	31
		1,736	1,606	1,504

During the year ended 31 December 2019, the average number of employees was 18,030 (2018: 16,681, 2017: 16,333).

3.2 Audit Fees – information about the nature and cost of services provided by the auditor

	2019	2018	2017
	$ million	$ million	$ million
Audit services:
Group accounts	3.8	2.6	2.4
Local statutory audit pursuant to legislation	2.7	3.4	2.0
Other services:
Audit related services	0.3	–	0.1
Taxation services	–	–	–
Total auditor’s remuneration	6.8	6.0	4.5
Arising:
In the UK	3.0	2.4	2.5
Outside the UK	3.8	3.6	2.0
	6.8	6.0	4.5

142	Smith+Nephew Annual Report 2019

Strategy

4 Interest and other finance costs

4.1 Interest income/(expense)

	2019	2018	2017
	$ million	$ million	$ million
Interest income	10	8	6
Interest expense:
Bank borrowings	(7)	(11)	(11)
Private placement notes	(41)	(38)	(38)
Lease liabilities	(6)	–	–
Other	(11)	(10)	(8)
	(65)	(59)	(57)
Net interest expense	(55)	(51)	(51)

4.2 Other finance costs

		2019	2018	2017
	Notes	$ million	$ million	$ million
Retirement benefit net interest expense	18	(2)	(3)	(5)
Unwinding of discount		(8)	(9)	(5)
Other		(8)	(8)	–
Other finance costs		(18)	(20)	(10)

Foreign exchange gains or losses arose primarily on the translation of intercompany and third party borrowings and amounted to a net $1m gain in 2019 (2018: net $11m gain, 2017: net $25m loss). These amounts were matched by the fair value gains or losses on currency swaps held to manage this currency risk.

5 Taxation

Accounting policy

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or non-deductible. It is calculated using tax rates that have been enacted or substantively enacted as at the balance sheet date.

The Group operates in numerous tax jurisdictions around the world. It is Group policy to submit its tax returns to the relevant tax authorities within statutory time limits. At any given time, the Group typically is involved in tax audits and other disputes and will have other tax returns potentially subject to audit. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of tax provision whenever necessary. The ultimate tax liability may differ from the amount provided depending on factors including interpretations of tax law and settlement negotiations.

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

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date taking into account the recoverability of the deferred tax assets, future profitability and any restrictions on use. The Group considers available evidence to assess the future profitability over a 5 year period and any material unrecognised deferred tax assets are disclosed in Note 5.

Deferred tax is measured on an undiscounted basis, and at the tax rates that have been enacted or substantively enacted as at the balance sheet date that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to other comprehensive income or equity, in which case the deferred tax is also recognised within other comprehensive income or equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, the Group intends to settle its current tax assets and liabilities on a net basis, offset is permissible according to the relevant jurisdiction’s tax laws and that authority permits the Group to make a single net payment.

Smith+Nephew Annual Report 2019	143

Strategy
Accounts

Notes to the Group accounts continued

5 Taxation continued

5.1 Taxation charge attributable to the Group

	2019	2018	2017
	$ million	$ million	$ million
Current taxation:
UK corporation tax	27	27	23
Overseas tax	140	131	177
Current income tax charge	167	158	200
Adjustments in respect of prior periods	(11)	(33)	(60)
Total current taxation	156	125	140
Deferred taxation:
Origination and reversal of temporary differences	(9)	(3)	32
Changes in tax rates	3	1	(49)
Adjustments to estimated amounts arising in prior periods	(7)	(5)	(11)
Total deferred taxation	(13)	(7)	(28)
Total taxation as per the income statement	143	118	112
Taxation in other comprehensive income	(2)	(4)	9
Taxation in equity	(1)	(1)	3
Taxation attributable to the Group	140	113	124

The 2019 and 2018 net prior period adjustments of $18m and $38m respectively mainly relate to the expiry of statute of limitations and tax accrual to tax return adjustments, partially offset by an increase in certain other tax provisions. The 2017 net prior period adjustment benefit of $71m mainly relates to provision releases following agreement reached with the IRS on US tax matters after the conclusion of US tax audits in 2017, provision releases on the expiry of statute of limitations and tax accrual to tax return adjustments, partially offset by an increase in certain other tax provisions.

Included in the total 2017 tax charge is a $32m net benefit as a result of the US tax reform legislation enacted in December 2017, which comprises a benefit from a revaluation of deferred tax balances included within changes in tax rates, partially offset by a current tax charge relating to the deemed repatriation of foreign profits not previously taxed in the US.

Total taxation as per the income statement of $143m includes a $68m net credit (2018: $51m net credit, 2017: $58m net credit) as a consequence of restructuring and rationalisation related costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items.

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including transfer pricing, tax rate changes, tax legislation changes, tax authority interpretation, expiry of the statute of limitations, tax litigation, and resolution of tax audits and disputes.

At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. Current tax payable of $243m (2018: $223m) includes $201m (2018: $178m) in relation to uncertain tax positions which relate to multiple issues across the jurisdictions in which the Group operates. Other creditors includes $17m (2018: $8m) of other interest on these provisions. The application of IFRIC 23 has not given rise to a material impact on the tax risk provisions. Other receivables includes $21m (2018: $nil) of tax receivables relating to payments on account and repayments due in a number of jurisdictions.

144	Smith+Nephew Annual Report 2019

Strategy

The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters, as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided, resulting in a negative or positive effect on the tax charge in any given year. A reduction in the tax charge may also arise for other reasons such as an expiry of the relevant statute of limitations. Whilst the impact can vary from year-to-year, we believe the possibility of a material adverse impact on the tax charge for 2020 is remote. Depending on the final outcome of certain tax audits which are currently in progress or possible statute of limitations expiry or other factors, a credit to the tax charge could arise. In respect of the risk provided for at 31 December 2019, we envisage circumstances that would result in a credit equal to more than approximately half of the provisions held to be unlikely.

A factor that may have a future effect on our tax charge is the decision by the European Commission (EC), published in April 2019, that the UK CFC financing exemption rules between 2013 and 2018 partially constituted illegal State Aid. The UK government and many potentially affected taxpayers, including us, have applied to the European Court of Justice (ECJ) for annulment of the EC’s decision. At the EC’s request, HM Revenue and Customs (HMRC) requested, from potentially affected companies, certain information and facts in order to review whether there may be a potential liability, were the EC’s position to be upheld, to which we fully responded within HMRC’s specified timeframe. The amount of tax ultimately due, if any, will depend both on generic technical legislative interpretation and company-specific facts and circumstances. HMRC is under a legal obligation to collect potentially underpaid tax ahead of the determination of the appeals by the ECJ; however, how it will seek to quantify such amounts is unclear, and as of the 14 February 2020 we had received no assessment or other demand. If the EC decision were ultimately to be upheld on generic technical legislative grounds, subject to any relief based on company-specific facts and circumstances, we calculate our maximum potential liability as at 31 December 2019, to be approximately $150m. Based on current information, we do not consider it can reasonably be concluded that it is more likely than not that any liability would arise, or that any such liability could be quantified with sufficient accuracy, in order to recognise any provision in respect of this matter at the present time.

The UK Government amended the UK CFC legislation with effect from 1 January 2019 which removed many of the technical grounds on which the current ECJ appeals rely and the position has therefore become more dependent on tests around company-specific facts and circumstances. As an international group with significant management based overseas, we would expect wholly or partly to meet such tests; however, given current uncertainties around legislative interpretation, our provisions include an allowance for such uncertainties, which is not material to the overall Group tax charge.

In December 2016, the Group appealed to the First Tier Tribunal against a decision by HMRC relating to the UK tax deductibility of historic foreign exchange losses. The decision of the Tribunal was released on 8 February 2017, which upheld the Group’s appeal. HMRC appealed against this decision, and their appeal was heard by the Upper Tribunal in June 2018. The decision was released on 29 November 2018, which upheld the decision of the First Tier Tribunal. HMRC was granted leave to appeal in the Court of Appeal, for which the hearing concluded on 15 January 2020. The Court tentatively indicated that a decision will be released in or around April 2020. Following that decision, the unsuccessful party would have the right to make an application for leave to appeal to the UK Supreme Court. If HMRC was ultimately unsuccessful in the litigation process, the Group’s tax charge would be reduced in the year of success. No tax benefit for these losses has been taken to date. Should the case become final and be decided in the Group’s favour in 2020, we estimate that we would receive a tax refund of approximately $100m. In addition, there would be losses remaining which would be potentially available to offset future profits, the benefit of which would depend on future facts and circumstances.

In 2016, the UK Government enacted legislation to reduce the main rate of UK statutory corporation tax to 19.0% from 1 April 2017 and 17.0% from 1 April 2020. However, the UK Government recently announced an intention for the planned corporation tax reduction to 17.0% to be postponed indefinitely. While it is expected that legislation to this effect will be enacted in the coming months, as this had not been enacted or substantively enacted as at 31 December 2019, UK deferred tax has been calculated based on a 17.0% rate, the impact of which on the current year tax charge is not material.

Smith+Nephew Annual Report 2019	145

Strategy
Accounts

Notes to the Group accounts continued

5 Taxation continued

The UK standard rate of corporation tax for 2019 is 19.0% (2018: 19.0%, 2017: 19.3%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge:

	2019	2018	2017
	$ million	$ million	$ million
Profit before taxation	743	781	879
Expected taxation at UK statutory rate of 19.0% (2018: 19.0%, 2017: 19.3%)	141	148	169
Differences in overseas taxation rates[1]	9	(5)	48
Benefit of US manufacturing deduction	–	–	(9)
R&D credits	(8)	(6)	(3)
Tax losses not recognised	–	4	10
Utilisation of previously unrecognised tax losses	(2)	(1)	(6)
Impact of US tax reform	–	–	(32)
Expenses not deductible for tax purposes	18	15	11
Change in tax rates	3	1	(5)
Adjustments in respect of prior years[2]	(18)	(38)	(71)
Total taxation as per the income statement	143	118	112
1	Mainly relates to profits taxed in the US at a rate higher than the UK statutory rate and includes the impact of intra group loans provided to finance US acquisitions and business operations.
2	The adjustments in respect of prior years are explained on page 144.

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

					Inventory,
	Accelerated		Retirement		provisions,
	tax		benefit	Macrotexture	losses and other
	depreciation	Intangibles	obligations	claims	differences	Total
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2017	(50)	(143)	7	33	183	30
Adjustment on initial application of IFRS 9	–	–	–	–	3	3
Adjusted balance at 1 January 2018	(50)	(143)	7	33	186	33
Exchange adjustment	–	2	–	–	(7)	(5)
Movement in income statement – current year	11	14	–	(33)	11	3
Movement in income statement – prior years	(12)	1	4	–	12	5
Movement in other comprehensive income	–	–	(6)	–	(3)	(9)
Movement in equity	–	–	–	–	1	1
Changes in tax rate	(1)	–	–	–	–	(1)
At 31 December 2018	(52)	(126)	5	–	200	27
Exchange adjustment	–	(1)	–	–	–	(1)
Movement in income statement – current year	19	11	–	–	(21)	9
Movement in income statement – prior years	(3)	–	–	–	10	7
Movement in other comprehensive income	–	–	1	–	–	1
Movement in equity	–	–	–	–	1	1
Changes in tax rate	(1)	1	1	–	(4)	(3)
Acquisitions	–	(106)	–	–	48	(58)
At 31 December 2019	(37)	(221)	7	–	234	(17)

146	Smith+Nephew Annual Report 2019

Strategy

Represented by:

	2019	2018
	$ million	$ million
Deferred tax assets	150	126
Deferred tax liabilities	(167)	(99)
Net position at 31 December	(17)	27

The Group has gross unused trading and non-trading tax losses of $219m (2018: $149m) and gross unused capital losses of $104m (2018: $102m) available for offset against future profits, of which $9m of trading losses will expire within five years from the balance sheet date if not utilised. A deferred tax asset of $46m (2018: $28m) has been recognised in respect of $116m (2018: $74m) of the trading and non-trading tax losses. No deferred tax asset has been recognised on the remaining unused tax losses as they are not expected to be realised in the foreseeable future. There are no temporary differences in respect of investments in subsidiaries and associates for which deferred tax liabilities have not been recognised (2018: $nil).

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

Adjusted earnings per share

Adjusted earnings per share is a trend measure, which presents the profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation and impairment of acquisition intangible assets; significant restructuring programmes; significant gains and losses arising from legal disputes and other significant items (including US tax reform) and taxation thereon.

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2019	2018	2017
	$ million	$ million	$ million
Earnings
Attributable profit for the year	600	663	767
Adjusted attributable profit (see below)	893	881	826

Attributable profit is reconciled to adjusted attributable profit as follows:

		2019	2018	2017
	Notes	$ million	$ million	$ million
Attributable profit for the year		600	663	767
Acquisition and disposal related items[1]		34	(7)	(10)
Restructuring and rationalisation costs	3	134	120	–
Amortisation and impairment of acquisition intangibles[2]	9	143	118	140
Legal and other[3]		50	38	(13)
US tax reform	5	–	–	(32)
Taxation on excluded items	5	(68)	(51)	(26)
Adjusted attributable profit		893	881	826

1Acquisition and disposal related items includes a $32m charge within operating profit (2018: $7m credit, 2017: $10m credit) and a $2m charge within share of result of associates (2018: $nil, 2017: $nil).

2In 2019 amortisation and impairment of acquisition intangibles includes a $143m charge within operating profit (2018: $113m charge within operating profit and a $5m charge within share of result of associates; 2017: $140m charge within operating profit).

3Legal and other charge in 2019 includes $45m (2018: $34m charge, 2017: $16m credit) within operating profit (refer to Note 2.6) and a $5m charge (2018: $4m charge, 2017: $3m charge) within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims globally.

Smith+Nephew Annual Report 2019	147

Strategy
Accounts

Notes to the Group accounts continued

6 Earnings per ordinary share continued

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings per ordinary share are as follows:

	2019	2018	2017
Number of shares (millions)
Basic weighted number of shares	874	873	874
Dilutive impact of share incentive schemes outstanding	3	3	1
Diluted weighted average number of shares	877	876	875
Earnings per ordinary share
Basic	68.6¢	76.0¢	87.8¢
Diluted	68.4¢	75.7¢	87.7¢
Adjusted[4]	102.2¢	100.9¢	94.5¢

4Adjusted earnings per share is calculated using the basic weighted number of shares.

7 Property, plant and equipment

Accounting policy

Property, plant and equipment

Owned assets

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

Leased assets

The assessment of whether a contract is or contains a lease takes place at the inception of the contract. The assessment involves whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of the asset. The Group allocates the consideration in the contract to each lease and non-lease component. The non-lease component, where it is separately identifiable, is not included in the right-of-use asset.

The Group leases many assets including properties, motor vehicles and office equipment. The Group availed itself of the exemptions for short-term leases and leases of low-value items for leases other than those for properties and motor vehicles. The use of these exemptions does not have a material impact. The Group recognises a right-of-use asset and a lease liability at the commencement of the lease. The right-of-use asset is initially measured based on the present value of lease payments that are not paid at the commencement date plus initial direct costs less any incentives received. The lease payments are discounted using an incremental borrowing rate which is country-specific and reflective of the lease term. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset.

Cash flows arising on lease interest payments are included in operating cash flows whereas cash flows arising on the capital repayments of the lease liability are included in financing cash flows.

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

148	Smith+Nephew Annual Report 2019

Strategy

			Plant and equipment		Assets in
		Land and			course of
		buildings	Instruments	Other	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2018		301	1,284	1,062	94	2,741
Exchange adjustment		(6)	(45)	(20)	(1)	(72)
Additions		6	179	21	126	332
Disposals		–	(73)	(24)	(1)	(98)
Impairment		–	–	–	(1)	(1)
Transfers		34	43	(7)	(89)	(19)
At 31 December 2018		335	1,388	1,032	128	2,883
Recognition of right-of-use asset on initial application of IFRS 16		134	–	25	–	159
Adjusted balance at 1 January 2019		469	1,388	1,057	128	3,042
Exchange adjustment		2	(2)	8	1	9
Acquisitions	21	7	–	2	–	9
Additions		42	198	37	128	405
Disposals		(11)	(72)	(19)	(2)	(104)
Impairment		–	–	–	(4)	(4)
Transfers		24	–	57	(81)	–
At 31 December 2019		533	1,512	1,142	170	3,357
Depreciation and impairment
At 1 January 2018		91	904	697	–	1,692
Exchange adjustment		(2)	(30)	(14)	–	(46)
Charge for the year		14	163	74	–	251
Impairment		1	–	3	–	4
Disposals		–	(59)	(21)	–	(80)
Transfers		5	23	(28)	–	–
At 31 December 2018		109	1,001	711	–	1,821
Exchange adjustment		1	(2)	5	–	4
Charge for the year		51	157	84	–	292
Disposals		(6)	(60)	(17)	–	(83)
Transfers		–	(1)	1	–	–
At 31 December 2019		155	1,095	784	–	2,034
Net book amounts
At 31 December 2019		378	417	358	170	1,323
At 31 December 2018		226	387	321	128	1,062

Land and buildings includes land with a cost of $24m (2018: $21m) that is not subject to depreciation. There were no assets held under finance leases at 31 December 2018 and 2017.

Transfers from assets in course of construction includes $nil (2018: $19m) of software.

Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $33m (2018: $16m).

The amount of borrowing costs capitalised in 2019 and 2018 was minimal.

Information about the Group’s right-of-use assets is outlined below:

	Land and buildings	Plant and equipment
2019	$ million	$ million
Additions	35	11
Depreciation charge in the year	37	13
Net book value at 31 December	132	24

Smith+Nephew Annual Report 2019	149

Strategy
Accounts

Notes to the Group accounts continued

8 Goodwill

Accounting policy

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (CGU) that is expected to benefit from the acquisition. The goodwill is tested annually for impairment by comparing the recoverable amount to the carrying value of the CGUs. The CGUs identified by management are at the aggregated product franchise levels of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management, in the way the core assets are used to generate cash flows.

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

		2019	2018
	Notes	$ million	$ million
Cost and net book value
At 1 January		2,337	2,371
Exchange adjustment		11	(34)
Acquisitions	21	441	–
At 31 December		2,789	2,337

Management has identified four CGUs in applying the provisions of IAS 36 Impairment of Assets: Orthopaedics, Sports Medicine & ENT, Advanced Wound Care & Devices and Bioactives. The names of the CGUs have been updated to align with the new global franchise structure with the Other Surgical Business CGU being renamed to the Sports Medicine & ENT CGU.

For the purpose of goodwill impairment testing, the Advanced Wound Care & Devices and Bioactives CGUs have been aggregated (Advanced Wound Management), as this is the level at which goodwill is monitored and level at which the economic benefits relating to the goodwill within these CGUs is realised.

Goodwill is allocated to the Group’s CGUs as follows:

	2019	2018
	$ million	$ million
Orthopaedics	787	727
Sports Medicine & ENT	1,364	1,313
Advanced Wound Management	638	297
	2,789	2,337

Impairment reviews were performed as of September 2019 and September 2018 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

For each CGU, the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for three years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings. The three-year period is in-line with the Group’s strategic planning process. In determining the growth rates used in the calculations of the value-in-use, management considered annual revenue growth. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year.

150	Smith+Nephew Annual Report 2019

Strategy

The discount rates used in the value-in-use calculations reflect management’s assessment of risks specific to the assets of each CGU.

8.1 Orthopaedics CGU

The cash flows used in the value-in-use calculation for the Orthopaedics CGU, which includes the Reconstruction and Trauma businesses, reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting edge innovation, disruptive business models and a strong Emerging Markets platform to drive our performance.

Revenue growth rates for the three-year period ranged up to 7.0% (2018: up to 4.5%) for the various components of the Orthopaedics CGU. The average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2018: 2.0%). The pre-tax discount rate used in the Orthopaedics CGU value-in-use calculation reflects the geographical mix and is 9.5% (2018: 9.6%).

8.2 Sports Medicine & ENT CGU

The value-in-use calculation for the Sports Medicine & ENT CGU reflects growth rates and cash flows consistent with management’s strategy to rebalance Smith+Nephew towards higher growth areas such as Sports Medicine.

Revenue growth rates for the three-year period ranged up to 6.2% (2018: up to 4.7%) for the various components of the Sports Medicine & ENTs CGU. The weighted average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2018: 2.0%). The pre-tax discount rate used in the Sports Medicine & ENT CGU value-in-use calculation reflects the geographical mix of the revenues and is 9.5% (2018: 9.6%).

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

Revenue growth rates for the three-year period ranged up to 5.1% (2018: up to 4.2%) for the various components of the Advanced Wound Management CGU. The weighted average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2018: 2.0%). The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation reflects the geographical mix and industry sector and is 9.5% (2018: 9.6%).

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

Discount rate – management has considered the impact of an increase in the discount rate applied to the value-in-use calculations. This sensitivity analysis shows that for the recoverable amount of each CGU to be less than its carrying value, the discount rate would have to be increased to 19.0% for the Orthopaedics CGU, 16.4% for the Sports Medicine & ENT CGU and 15.9% for the Advanced Wound Management CGU. Such increases in discount rates are not considered to be reasonably possible.

Smith+Nephew Annual Report 2019	151

Strategy
Accounts

Notes to the Group accounts continued

9 Intangible assets

Accounting policy

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

152	Smith+Nephew Annual Report 2019

Strategy

				Customer and		Assets
			Product-	distribution		in course of
		Technology	related	related	Software	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2018		358	1,854	120	403	–	2,735
Exchange adjustment		(4)	(18)	(8)	(6)	–	(36)
Additions		–	1	–	8	6	15
Disposals		–	(1)	–	(4)	–	(5)
Transfers		–	–	–	12	7	19
At 31 December 2018		354	1,836	112	413	13	2,728
Exchange adjustment		(1)	3	–	–	1	3
Acquisitions	21	75	350	90	–	–	515
Additions		–	1	6	12	30	49
Disposals		–	(1)	–	(3)	–	(4)
Transfers		–	–	–	6	(6)	–
At 31 December 2019		428	2,189	208	428	38	3,291
Amortisation and impairment
At 1 January 2018		51	993	93	227	–	1,364
Exchange adjustment		(1)	(14)	(4)	(3)	–	(22)
Charge for the year		24	103	6	43	–	176
Impairment		–	–	–	3	–	3
Disposals		–	(1)	–	(2)	–	(3)
At 31 December 2018		74	1,081	95	268	–	1,518
Exchange adjustment		–	4	(1)	–	–	3
Charge for the year		28	118	15	43	–	204
Impairment		–	–	–	2	–	2
Disposals		–	–	–	(3)	–	(3)
At 31 December 2019		102	1,203	109	310	–	1,724
Net book amounts
At 31 December 2019		326	986	99	118	38	1,567
At 31 December 2018		280	755	17	145	13	1,210

Transfers into software and assets in course of construction includes $nil (2018: $19m) of software transferred from property, plant and equipment. Group capital expenditure relating to software contracted but not provided for amounted to $5m  (2018: $nil).

Amortisation and impairment of acquisition intangibles is set out below:

	2019	2018
	$ million	$ million
Technology	28	24
Product-related	104	86
Customer and distribution related	11	3
Total	143	113

There was no impairment charge in 2019 and 2018 for acquisition intangibles.

Smith+Nephew Annual Report 2019	153

Strategy
Accounts

Notes to the Group accounts continued

10 Investments

Accounting policy

Investments, other than those related to associates, are initially recorded at fair value plus any directly attributable transaction costs on the trade date. The Group has investments in unquoted entities and an entity that holds mainly unquoted equity securities, which by their nature have no fixed maturity date or coupon rate. These investments are classed as fair value through profit or loss. The fair value of these investments is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; and non-marketable securities are estimated considering factors including the purchase price; prices of recent significant private placements of securities of the same issuer; and estimates of liquidation value. Changes in fair value based on externally observable valuation events are recognised in profit or loss.

		2019	2018
	Notes	$ million	$ million
At 1 January		34	21
Acquisitions	21	17	–
Additions		1	4
Fair value remeasurement		12	9
Distributions received		(2)	–
Disposals		(46)	–
Transfers to cash and cash equivalents		(9)	–
At 31 December		7	34

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

At 31 December 2019 and 31 December 2018, the Group holds 49% of Bioventus LLC (Bioventus). Bioventus is a limited liability company operating as a partnership. The company’s headquarters is located in Durham, North Carolina, US. Bioventus focuses its medical product development around active healing therapies and the surgical performance of orthobiologics. The active healing therapies product line supports accelerated and more complete healing of bone fractures, and treats the chronic pain associated with osteoarthritis. The Group’s ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products. The profit after taxation recognised in the income statement relating to Bioventus was $1m (2018: $11m loss).

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less costs to sell, estimated using discounted cash flows.

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2019	2018
	$ million	$ million
Balance sheet	103	105
Income statement profit/(loss)	1	(11)

154	Smith+Nephew Annual Report 2019

Strategy

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies:

	2019	2018
	$ million	$ million
Summarised statement of comprehensive income
Revenue	342	320
Attributable profit/(loss) for the year	8	(19)
Group adjustments[1]	(6)	(3)
Total comprehensive profit/(loss)	2	(22)
Group share of profit/(loss) for the year at 49%	1	(11)

	2019	2018
	$ million	$ million
Summarised balance sheet
Non-current assets	297	296
Current assets	183	149
Non-current liabilities	(241)	(234)
Current liabilities	(87)	(56)
Net assets	152	155
Non-controlling interest	(10)	–
Net equity attributable to owners	142	155
Group’s share of net assets at 49%	70	76
Group adjustments[1]	30	26
Group’s carrying amount of investment at 49%	100	102
1	Group adjustments include an adjustment to align the useful life of intangible assets with Group policy.

During the year the Group received a $3m (2018: $2m) cash distribution from Bioventus.

At December 2019, the Group held an equity investment in one other associate (2018: one) with a carrying value of $3m (2018: $3m).

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

Smith+Nephew Annual Report 2019	155

Strategy
Accounts

Notes to the Group accounts continued

12 Inventories continued

	2019	2018	2017
	$ million	$ million	$ million
Raw materials and consumables	287	219	207
Work-in-progress	100	88	69
Finished goods and goods for resale	1,227	1,088	1,028
	1,614	1,395	1,304

Reserves for excess and obsolete inventories were $308m (2018: $305m, 2017: $296m). The increase in reserves of $3m in the year comprised a $4m increase in the reserve relating to the write-off of inventory which was partially offset by foreign exchange movements of $1m.

The determination of the estimate of excess and obsolete inventory is a critical accounting estimate and includes assumptions on the future usage of all different items of finished goods. This estimate is not considered to have a range of potential outcomes that is significantly different to the $308m held at 31 December 2019.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,147m (2018: $1,126m, 2017: $1,013m). In addition, $70m was recognised as an expense within cost of goods sold resulting from inventory write-offs (2018: $94m, 2017: $68m).

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

	2019	2018	2017
	$ million	$ million	$ million
Trade and other receivables due within one year
Trade receivables	1,141	1,166	1,125
Less: loss allowance	(59)	(62)	(69)
Trade receivables – net	1,082	1,104	1,056
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	26	37	28
Other receivables	124	107	92
Current tax receivable	21	–	–
Prepayments	75	69	82
	1,328	1,317	1,258
Due after more than one year
Other non-current assets	35	16	16
	1,363	1,333	1,274

156	Smith+Nephew Annual Report 2019

Strategy

Other non-current assets primarily relate to long-term prepayments and contingent consideration. Trade receivables are classified as loans and receivables. Management considers that the carrying amount of trade and other receivables approximates to the fair value. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk. The loss allowance expense for the year was $15m (2018: $14m, 2017: $17m).

The following table provides information about the ageing of and expected credit losses for trade receivables:

	2019 Weighted average loss rate	2019 Loss allowance	2019 Gross carrying amount	2018 Gross carrying amount	2017 Gross carrying amount
	%	$ million	$ million	$ million	$ million
Not past due	-0.3%	(2)	681	647	664
Past due not more than 3 months	-1.1%	(2)	190	271	225
Past due not more than 3–6 months	-3.5%	(3)	85	78	65
Past due more than 6 months	-28.1%	(52)	185	170	171
		(59)	1,141	1,166	1,125
Loss allowance			(59)	(62)	(69)
Trade receivables – net			1,082	1,104	1,056

The Group’s expected credit loss accounting policy includes guidance on how the expected credit loss percentages should be determined; it does not include preset limits as the customer groups and risk profiles are not consistent across all of our markets. Each market determines their own percentages based on their historic experience and future expectations, and in-line with the general guidance in the Group’s policy.

Movements in the loss allowance were as follows:

	2019	2018	2017
	$ million	$ million	$ million
At 31 December	62	69	54
Adjustment on initial application of IFRS 9		14
Adjusted balance at 1 January		83
Exchange adjustment	(1)	(3)	3
Reclassification[1]	–	(8)	–
Acquisitions	9	–	1
Net receivables provided during the year	15	14	17
Utilisation of provision	(26)	(24)	(6)
At 31 December	59	62	69

1     On transition to IFRS 9, the Group reclassified a credit note provision from the loss allowance to gross trade receivables.

Trade receivables include amounts denominated in the following major currencies:

	2019	2018	2017
	$ million	$ million	$ million
US Dollar	493	527	418
Sterling	41	45	54
Euro	211	201	212
Other	337	331	372
Trade receivables – net	1,082	1,104	1,056

Smith+Nephew Annual Report 2019	157

Strategy
Accounts

Notes to the Group accounts continued

14 Trade and other payables

	2019	2018
	$ million	$ million
Trade and other payables due within one year
Trade and other payables	941	854
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	23	25
Acquisition consideration	82	78
	1,046	957
Other payables due after one year
Acquisition consideration	99	49
Other payables	3	4
	102	53

The acquisition consideration includes $141m (2018: $99m) contingent upon future events which are considered probable.

The acquisition consideration due after more than one year is expected to be payable as follows: $61m in 2021, $20m in 2022, $7m in 2023, $3m in 2024, and $8m due in over five years (2018: $21m in 2020, $23m in 2021, $1m in 2022, $1m in 2023, and $3m due in over five years).

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2019	2018
	$ million	$ million
Bank overdrafts, borrowings and loans due within one year	26	164
Long-term bank borrowings	851	304
Private placement notes	1,000	997
Borrowings	1,877	1,465
Cash at bank	(277)	(365)
Credit balance on derivatives – currency swaps	–	1
Credit balance on derivatives – interest rate swaps	–	3
Net debt	1,600	1,104
Non-current lease liabilities	124
Current lease liabilities	46
Net debt including lease liabilities	1,770

158	Smith+Nephew Annual Report 2019

Strategy

Borrowings are repayable as follows:

	Within	Between	Between	Between	Between
	one year or	one and	two and	three and	four and	After
	on demand	two years	three years	four years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2019:
Bank loans	6	553	–	298	–	–	857
Bank overdrafts	20	–	–	–	–	–	20
Private placement notes	–	265	125	105	430	75	1,000
Lease liabilities[1]	46	39	30	20	14	37	186
	72	857	155	423	444	112	2,063
At 31 December 2018:
Bank loans	7	–	–	304	–	–	311
Bank overdrafts	32	–	–	–	–	–	32
Private placement notes	125	–	262	125	105	505	1,122
	164	–	262	429	105	505	1,465

1	The lease liabilities presented above are on an undiscounted basis and include the effect of discounting of $16m.

15.2 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing. Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium-term cash forecasts, having regard to the maturities of investments and borrowing facilities. The Group has available committed facilities of $2.9bn (2018: $2.4bn). The interest payable on borrowings under committed facilities is either at fixed or floating rates. Floating rates are typically based on the LIBOR (or other reference rate) relevant to the term and currency concerned. The Company is subject to restrictive covenants under its principal facility agreements. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2019, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

The Group’s committed facilities are:

Facility	Date due
$75 million 3.23% Senior Notes	January 2021
€223 million bilateral, term loan facility	May 2021
€269 million bilateral, term loan facility	May 2021
$190 million 2.97% Senior Notes	November 2021
$75 million 3.46% Senior Notes	January 2022
$50 million 3.15% Senior Notes	November 2022
€265 million bilateral, term loan facility	April 2023
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$1.0 billion syndicated revolving credit facility	June 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$75 million 3.99% Senior Notes	January 2026
$140 million 2.83% Senior Notes	June 2027
$60 million 2.90% Senior Notes	June 2028
$100 million 2.97% Senior Notes	June 2029
$95 million 2.99% Senior Notes	June 2030
$155 million 3.09% Senior Notes	June 2032

Smith+Nephew Annual Report 2019	159

Strategy
Accounts

Notes to the Group accounts continued

15 Cash and borrowings continued

15.3 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one	Between	Between
	year or on	one and	two and	After
	demand	two years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million
At 31 December 2019
Non-derivative financial liabilities:
Bank overdrafts and loans	26	553	298	–	877
Trade and other payables	941	1	1	1	944
Private placement notes	33	297	721	79	1,130
Acquisition consideration	83	63	32	10	188
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	2,331	–	–	–	2,331
Currency swaps/forward foreign exchange contracts – inflow	(2,331)	–	–	–	(2,331)
	1,083	914	1,052	90	3,139
At 31 December 2018
Non-derivative financial liabilities:
Bank overdrafts and loans	39	–	304	–	343
Trade and other payables	854	1	1	2	858
Private placement notes	164	35	571	522	1,292
Acquisition consideration	78	21	25	3	127
Derivative financial liabilities:
Currency swaps/forward foreign exchange contracts – outflow	2,394	–	–	–	2,394
Currency swaps/forward foreign exchange contracts – inflow	(2,393)	–	–	–	(2,393)
	1,136	57	901	527	2,621

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

15.4 Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2019, the Group held $257m (2018: $333m, 2017: $155m) in cash net of bank overdrafts. The Group had committed facilities available of $2,851m at 31 December 2019 of which $1,851m was drawn. In December 2019, Smith+Nephew signed a new Senior Notes agreement totalling $550m, which will be drawn down in June 2020. These notes are included in the table in Note 15.2. Smith+Nephew intends to repay the amounts due within one year using available cash and drawing down on longer term facilities.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2020, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt increased from $1,104m at the beginning of 2019 to $1,770m at the end of 2019, representing an overall increase of $666m of which $170m relates to IFRS 16 lease liabilities (see Note 15.1).

The Group’s planned future contributions are considered adequate to cover the current underfunded position in the Group’s defined benefit plans.

160	Smith+Nephew Annual Report 2019

Strategy

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

On adoption of IFRS 9 on 1 January 2018, the Group elected to continue to apply the hedge accounting guidance in IAS 39 Financial Instruments: Recognition and Measurement. Changes in the fair values of hedging instruments that are designated and effective as net investment hedges are matched in other comprehensive income against changes in value of the related net assets. Interest rate derivatives transacted to fix interest rates on floating rate borrowings are accounted for as cash flow hedges and changes in the fair values resulting from changes in market interest rates are recognised in other comprehensive income. Amounts taken to other comprehensive income are transferred to the income statement when the hedged transaction affects profit and loss. Interest rate derivatives transacted to convert fixed rate borrowings into floating rate borrowings are accounted for as fair value hedges and changes in the fair values resulting from changes in market interest rates are recognised in the income statement. Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within other finance costs as they arise.

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

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party trading cash flows up to  one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12‑month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros, Sterling and Singapore Dollars. At 31 December 2019, the Group had contracted to exchange within one year the equivalent of $2.1bn (2018: $2.1bn). Based on the Group’s net borrowings as at 31 December 2019, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $78m (2018: $25m) principally due to the Euro-denominated term loans.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2019 would have been $52m lower (2018: $38m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2019 would have been $26m higher (2018: $15m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2019 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

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

Smith+Nephew Annual Report 2019	161

Strategy
Accounts

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

Based on the Group’s gross borrowings and cash as at 31 December 2019, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $9m (2018: $3m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2019 was $26m (2018: $37m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2019 was $277m (2018: $365m). The Group’s exposure to credit risk is not material as the amounts are held in a wide number of banks in a number of different countries.

Credit risk on trade receivables is detailed in Note 13.

The amounts relating to items designated as hedging instruments were as follows:

		Carrying	Carrying	Changes in	Hedge	Amounts reclassified
	Nominal	amount	amount	fair value	ineffectiveness	from hedging reserve
	amount	assets	liabilities	in OCI	in profit or loss	to profit or loss	Line item in
	$ million	$ million	$million	$ million	$ million	$ million	profit or loss
At 31 December 2019
Foreign currency risk
Forward exchange contracts[1]	2,331	26	23	(5)	–	(19)	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	(120)	–	–	–	–	–	N/A
At 31 December 2018
Foreign currency risk
Forward exchange contracts[1]	2,394	37	(22)	23	–	2	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	(200)	–	(3)	–	–	–	N/A
1	Presented in Trade and other receivables and Trade and other payables on the Balance Sheet.
2	Presented in Trade and other payables on the Balance Sheet.

16.4 Net investment hedge

Part of the Group’s net investment in its Euro subsidiaries is hedged by €757m ($851m equivalent) of term loans which mitigate the foreign currency risk arising from the subsidiaries’ net assets. The loans are designated as hedging instruments for the changes in the value of the net investment that is attributable to changes in the EUR/USD spot rate, and is 100% hedged.

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

162	Smith+Nephew Annual Report 2019

Strategy

16.5 Currency and interest rate profile of interest bearing liabilities and assets

Short-term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities
								Weighted
								average
			Interest				Weighted	time
	Gross	Currency	rate	Total	Floating	Fixed rate	average	for which
	borrowings	swaps	swaps	liabilities	rate liabilities	liabilities	interest rate	rate is fixed
	$ million	$ million	$million	$ million	$ million	$ million	%	Years
At 31 December 2019
US Dollar	(1,005)	(118)	–	(1,123)	(268)	(855)	3.4	3.8
Other	(872)	(97)	–	(969)	(969)	–	–	–
Total interest bearing liabilities	(1,877)	(215)	–	(2,092)	(1,237)	(855)
At 31 December 2018
US Dollar	(1,142)	(193)	(3)	(1,338)	(483)	(855)	3.4	4.8
Other	(323)	(61)	–	(384)	(384)	–	–	–
Total interest bearing liabilities	(1,465)	(254)	(3)	(1,722)	(867)	(855)

In 2019, the Group also had liabilities due for deferred and contingent acquisition consideration (denominated in US Dollars, Swiss Francs and Euros) totalling $181m (2018: $127m, 2017: $160m) on which no interest was payable (see Note 14). There were no other significant interest bearing or non-interest bearing financial liabilities. Floating rates on liabilities are typically based on the one, three or six-month LIBOR (or other reference rate) relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2019 was less than 1% (2018: 4%).

Currency and interest rate profile of interest bearing assets:

	Cash	Currency		Floating	Fixed
	at bank	swaps	Total assets	rate assets	rate assets
	$ million	$ million	$ million	$ million	$ million
At 31 December 2019
US Dollar	181	96	277	277	–
Other	96	119	215	215	–
Total interest bearing assets	277	215	492	492	–
At 31 December 2018
US Dollar	289	60	349	349	–
Other	76	193	269	269	–
Total interest bearing assets	365	253	618	618	–

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned.

Smith+Nephew Annual Report 2019	163

Strategy
Accounts

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

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2018.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. The fair value of forward foreign exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value. The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during 2019 and 2018. With the exception of private placement debt as presented below, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

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

164	Smith+Nephew Annual Report 2019

Strategy

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

						Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2019	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	25	–	–	–	–	25	25	–	25
Investments	–	–	–	7	–	7	–	7	7
Contingent consideration receivable	–	–	–	39	–	39	–	39	39
Currency swaps	–	–	1	–	–	1	1	–	1
	25	–	1	46	–	72
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(141)	–	(141)	–	(141)	(141)
Forward foreign exchange contracts	(22)	–	–	–	–	(22)	(22)	–	(22)
Currency swaps	–	–	(1)	–	–	(1)	(1)	–	(1)
	(22)	–	(1)	(141)	–	(164)
Financial assets not measured at fair value
Trade and other receivables	1,184	–	–	–	–	1,184
Cash at bank	–	277	–	–	–	277
	1,184	277	–	–	–	1,461
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	(40)	–	(40)
Bank overdrafts	–	–	–	–	(20)	(20)
Bank loans	–	–	–	–	(857)	(857)
Private placement debt in a hedge relationship	–	–	–	–	(120)	(120)
Private placement debt not in a hedge relationship	–	–	–	–	(880)	(880)
Trade and other payables	–	–	–	–	(944)	(944)
	–	–	–	(40)	(2,821)	(2,861)

During the year ended 31 December 2019, acquisition consideration increased by $54m due to $124m from 2019 acquisitions, $3m of remeasurement and offset by $73m of payments for acquisitions made in prior years. The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

Smith+Nephew Annual Report 2019	165

Strategy
Accounts

Notes to the Group accounts continued

16 Financial instruments and risk management continued

						Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2018	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	36	–	–	–	–	36	36	–	36
Investments	–	–	–	34	–	34	–	34	34
Currency swaps	–	–	1	–	–	1	1	–	1
	36	–	1	34	–	71
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(99)	–	(99)	–	(99)	(99)
Forward foreign exchange contracts	(20)	–	–	–	–	(20)	(20)	–	(20)
Currency swaps	–	–	(2)	–	–	(2)	(2)	–	(2)
Interest rate swaps	(3)	–	–	–	–	(3)	(3)	–	(3)
	(23)	–	(2)	(99)	–	(124)
Financial assets not measured at fair value
Trade and other receivables	–	1,211	–	–	–	1,211
Cash at bank	–	365	–	–	–	365
	–	1,576	–	–	–	1,576
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	(28)	–	(28)
Bank overdrafts	–	–	–	–	(32)	(32)
Bank loans	–	–	–	–	(311)	(311)
Private placement debt in a hedge relationship	–	–	–	–	(197)	(197)
Private placement debt not in a hedge relationship	–	–	–	–	(925)	(925)
Trade and other payables	–	–	–	–	(858)	(858)
	–	–	–	(28)	(2,323)	(2,351)

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

166	Smith+Nephew Annual Report 2019

Strategy

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in 2019 and 2018 for financial instruments measured using Level 3 valuation methods are presented below:

	2019	2018
	$ million	$ million
Investments
At 1 January	34	21
Acquisitions	17	–
Additions	1	4
Fair value remeasurement	12	9
Distributions received	(2)	–
Disposals	(46)	–
Transfers	(9)	–
At 31 December	7	34

Contingent consideration receivable
At 1 January	–	–
Arising on acquisitions	22	–
Arising on disposals	17	–
At 31 December	39	–

Acquisition consideration liability
At 1 January	(99)	(104)
Arising on acquisitions	(103)	–
Payments	51	9
Transfers	13	–
Discount unwind	(3)	(3)
Exchange movements	–	(1)
At 31 December	(141)	(99)

Smith+Nephew Annual Report 2019	167

Strategy
Accounts

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

17.1 Provisions

		Rationalisation		Legal and other
		provisions	Metal-on-metal	provisions	Total
	Notes	$ million	$ million	$ million	$ million
At 1 January 2018		6	157	63	226
Net charge to income statement		120	72	(2)	190
Unwinding of discount		–	4	–	4
Utilised		(90)	(41)	(14)	(145)
Transfers		–	–	–	–
Exchange adjustment		(1)	–	–	(1)
At 31 December 2018		35	192	47	274
Net charge to income statement		134	121	5	260
Unwinding of discount		–	5	–	5
Utilised		(130)	(3)	(7)	(140)
Acquisitions	21	–	–	17	17
Exchange adjustment		1	–	–	1
At 31 December 2019		40	315	62	417
Provisions – due within one year		40	112	51	203
Provisions – due after one year		–	203	11	214
At 31 December 2019		40	315	62	417
Provisions – due within one year		35	50	36	121
Provisions – due after one year		–	142	11	153
At 31 December 2018		35	192	47	274

The principal elements within rationalisation provisions relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

The Group has estimated a provision of $315m (2018: $192m) relating to the present value at 31 December 2019 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The net charge of $121m in 2019 was recorded as a result of the nature and number of claims in 2019 differing to prior experience upon which previous provisions had been based. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions including sensitivity to factors such as the number, outcome and value of claims the actual costs may differ significantly from this estimate. A range of expected outcomes between the 10th and 90th percentile generated by the actuarial model would not give rise to a material adjustment. The potential for more adverse outcomes exists and for example at the 95th percentile a charge similar to that incurred in 2019 would be required, in 2020 or thereafter. The provision does not include any possible further insurance recoveries on these claims or legal fees associated with defending claims. The Group carries considerable product liability insurance, and will continue to defend claims vigorously.

168	Smith+Nephew Annual Report 2019

Strategy

The legal and other provisions mainly relate to various other product liability and intellectual property litigation matters.

All provisions are expected to be substantially utilised within five years of 31 December 2019 and none are treated as financial instruments.

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

In recent years, there has been heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces, and the Group has incurred, and will continue to incur expenses to defend claims in this area. As of December 2019, approximately 1,260 such claims were pending with the Group around the world. Most claims relate to the Group’s Birmingham Hip Resurfacing (BHR) product and its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3 Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is used only in those patient groups where it continues to demonstrate strong performance.

In 2015 and 2016, the Group’s US subsidiary settled a large part of the majority of its US metal-on-metal hip lawsuits in two group settlements, without admitting liability. Insurance receipts covered most of the amounts paid, with the net cash cost being $25m. In November 2017, the Group’s US subsidiary entered into a memorandum of understanding to settle a third group of claims, without admitting liability. The third settlement was finalised in 2018. These cases principally related to the Group’s modular metal-on-metal hip components, which are no longer on the market. On 5 April 2017, the Judicial Panel on Multidistrict Litigation (MDL) ordered Smith & Nephew BHR cases pending or later filed in US federal court to be consolidated for pre-trial proceedings and transferred to the federal court in Baltimore, Maryland. As of December 2019, there were approximately 733 cases pending in the MDL in the United States. In England and Wales, the Group’s UK subsidiary entered into a group settlement in 2017 to settle 150 claims principally related to the Group’s modular metal-on-metal hip component, which are no longer on the market. Metal-on-metal hip implant claims against various companies in England and Wales were consolidated for trials under group litigation orders in the High Court in London. As of December 2019, all of the BHR lawsuits pending against the Group in England and Wales have been discontinued.

The Group requested indemnity from its product liability insurers for most of these metal-on-metal hip implant settlements. Each insurer makes its own decision as to coverage issues, and the liability of some insurers depends on exhaustion of lower levels of coverage. Insurers of the lower layers of the Group’s insurances indemnified the Group in respect of these claims up to the limits of those insurances. The Group commenced arbitration proceedings against another insurer in respect of that insurer’s share of the claims and associated defence costs in the amount of $50m. That dispute was resolved in September 2019 for the full amount of the policy limits. Subsequently, other insurers indemnified the Group to the limits of their respective applicable policies, resulting in collection of $147m in insurance recoveries in 2019.

Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings are designed to serve patients’ interests.

Smith+Nephew Annual Report 2019	169

Strategy
Accounts

Notes to the Group accounts continued

17 Provisions and contingencies continued

Intellectual property disputes

The Group is engaged, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

The Group prosecuted and defended a series of patent infringement suits against Arthrex in US federal courts in Oregon and Texas starting in 2004, principally relating to suture anchors for use in shoulder surgery. Arthrex paid $99m in June 2015 in connection with the Oregon litigation, and most of that award (net of various expenses) was recognised in the Group’s operating profit at that time. The Group asserted the same patent against additional Arthrex products in a follow-up suit that was scheduled for trial in February 2017 in the Oregon court. Arthrex asserted its own suture anchor patents against Smith & Nephew in 2014 and 2015 in the US District Court for the Eastern District of Texas. In December 2016, the jury in that case decided that two of the Group’s US subsidiaries infringed two asserted Arthrex patents and awarded Arthrex $17m. In February 2017, the parties reached a settlement resulting in the dismissal of all patent litigation in Oregon and Texas. Smith & Nephew agreed to pay Arthrex $8m, and each party agreed to additional payments contingent on the outcome of patent validity proceedings currently pending at the US Patent & Trademark Office relating to the asserted patents. In November 2017, the US Patent & Trademark Office issued a Reexamination Certificate confirming validity of certain claims of US Patent No. 5,601,557 asserted by Smith & Nephew against Arthrex in the Oregon litigation. The issuing of the Reexamination Certificate triggered a payment of $80m which was received by Smith & Nephew in December 2017, and $54m (net of various expenses) was recognised in the Group’s 2017 operating profit. In August 2019, the Court of Appeals for the Federal Circuit affirmed an earlier US Patent & Trademark Office ruling invalidating one of the asserted Arthrex patents. In October 2019, the Court of Appeals for the Federal Circuit vacated an earlier US Patent & Trademark Office ruling invalidating the other asserted Arthrex patent, and remanded the proceeding (on constitutional grounds) back to the US Patent & Trademark Office. The Group has adequately provided for any possible additional payment relating to its historical sales.

17.4 Tax Matters

At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise. See Note 5 for further details.

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

The calculation of the defined benefit obligation is performed annually by external actuaries using the projected unit credit method. Remeasurements arising from defined benefit plans comprise actuarial gains and losses and the return on the plan assets in excess of the discount rate net of the costs of managing the plan assets. The Group recognises these immediately in other comprehensive income (OCI) and all other expenses, such as service cost, net interest cost, administration costs and taxes, are recognised in the income statement.

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

170	Smith+Nephew Annual Report 2019

Strategy

18.1 Retirement benefit net assets/(obligations)

The Group’s retirement benefit assets/(obligations) comprise:

	2019	2018
	$ million	$ million
Funded plans:
UK Plan	75	77
US Plan	27	13
Other plans	(37)	(34)
	65	56
Unfunded plans:
Other plans	(79)	(60)
Retirement healthcare	(16)	(18)
	(30)	(22)
Amount recognised on the balance sheet – liability	(136)	(114)
Amount recognised on the balance sheet – asset	106	92

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

There is no legislative minimum funding requirement in the UK, however the Group agreed with the Board of Trustees to pay a supplementary payment in 2019 (see Note 18.8). The Trust Deed of the UK Plan and the Plan Document of the US Plan provide the Group with a right to a refund of surplus assets assuming the full settlement of plan liabilities in the event of a plan wind-up. Furthermore, in the ordinary course of business the UK trustee and US committee have no rights to unilaterally wind up, or otherwise augment the benefits due to members of the plans. Based on these rights, any net surplus in the UK and US Plans is recognised in full.

The US Plan is governed by a US Pension Committee which is comprised of representatives of the Group. In the US, the Pension Protection Act (2006) established both a minimum required contribution and a maximum deductible contribution. Failure to contribute at least the minimum required amount will subject the Company to significant penalties, and contributions in excess of the maximum deductible have negative tax consequences. The minimum funding requirement is intended to fully fund the present value of accrued benefits over seven years.

Smith+Nephew Annual Report 2019	171

Strategy
Accounts

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.2 Reconciliation of retirement benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

			2019			2018
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Amounts recognised on the balance sheet at beginning of the period	(1,410)	1,388	(22)	(1,625)	1,556	(69)
Income statement expense:
Current service cost	(11)	–	(11)	(12)	–	(12)
Past service credit	3	–	3	7	–	7
Interest (expense)/income	(41)	41	–	(40)	40	–
Administration costs and taxes	(2)	–	(2)	(3)	–	(3)
Costs recognised in income statement	(51)	41	(10)	(48)	40	(8)
Re-measurements:
Actuarial gain due to liability experience	5	–	5	6	–	6
Actuarial (loss)/gain due to financial assumptions change	(192)	–	(192)	97	–	97
Actuarial gain due to demographic assumptions	35	–	35	11	–	11
Return on plan assets greater than/(less than) discount rate	–	138	138	–	(103)	(103)
Re-measurements recognised in OCI	(152)	138	(14)	114	(103)	11
Cash:
Employer contributions	–	13	13	–	44	44
Employee contributions	(3)	3	–	(4)	4	–
Benefits paid directly by the Group	2	(2)	–	3	(3)	–
Benefits paid, taxes and administration costs paid from scheme assets	69	(69)	–	100	(100)	–
Net cash	68	(55)	13	99	(55)	44

Exchange movements	(27)	30	3	50	(50)	–
Amount recognised on the balance sheet	(1,572)	1,542	(30)	(1,410)	1,388	(22)
Amount recognised on the balance sheet – liability	(282)	146	(136)	(245)	131	(114)
Amount recognised on the balance sheet – asset	(1,290)	1,396	106	(1,165)	1,257	92

Represented by:

			2019			2018
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
UK Plan	(794)	869	75	(718)	795	77
US Plan	(471)	498	27	(424)	437	13
Other Plans	(307)	175	(132)	(268)	156	(112)
Total	(1,572)	1,542	(30)	(1,410)	1,388	(22)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 19 years and 11 years for the UK and US Plans respectively.

172	Smith+Nephew Annual Report 2019

Strategy

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2019	2018	2017
	$ million	$ million	$ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	3	2	8
Equity securities	103	127	235
Other bonds	44	41	43
Short dated credit fund	119	–	–
Liability driven investments	264	246	192
Diversified growth funds	97	138	152
	630	554	630
Other assets:
Insurance contract	239	241	277
Market value of assets	869	795	907
US Plan:
Assets with a quoted market price:
Equity securities	50	79	88
Government bonds – fixed interest	152	91	201
Corporate bonds	296	267	201
Market value of assets	498	437	490
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	4	2	4
Equity securities	47	42	43
Government bonds – fixed interest	6	3	4
Government bonds – index linked	4	3	3
Corporate and other bonds	10	13	11
Insurance contracts	41	34	36
Property	25	20	19
Other quoted securities	5	4	2
	142	121	122
Other assets:
Insurance contracts	33	35	37
Market value of assets	175	156	159
Total market value of assets	1,542	1,388	1,556

Smith+Nephew Annual Report 2019	173

Strategy
Accounts

Notes to the Group accounts continued

18 Retirement benefit obligations continued

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

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $76m (2018: $65m, 2017: $64m). Of this cost recognised for the year, $66m (2018: $57m, 2017: $51m) relates to defined contribution plans and $10m (2018: $8m, 2017: $13m net credit) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in costs of goods sold, selling, general and administrative expenses, and research and development expenses. There were $nil outstanding payments as at 31 December 2019 due to be paid over to the plans (2018: $nil, 2017: $nil).

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US Plans are:

	2019		2018		2017
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
	$ million	$ million	$ million	$ million	$ million	$ million
Service cost	–	–	–	–	–	–
Past service cost	–	–	–	–	–	–
Settlement loss	–	–	–	–	–	–
Net interest income, administration and taxes	(1)	–	–	–	1	2
	(1)	–	–	–	1	2

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2019	2018	2017
	% per annum	% per annum	% per annum
UK Plan:
Discount rate	1.9	2.7	2.4
Future salary increases	n/a	n/a	n/a
Future pension increases	3.0	3.2	3.2
Inflation (RPI)	3.0	3.2	3.2
Inflation (CPI)	2.2	2.2	2.2
US Plan:
Discount rate	3.2	4.2	3.5
Future salary increases	n/a	n/a	n/a
Inflation	n/a	n/a	n/a

174	Smith+Nephew Annual Report 2019

Strategy

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S3NA with projections in-line with the CMI 2018 table and the US uses the RP2014 table with MP2018 scale. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2019	2018	2017
	years	years	years
Life expectancy at age 60
UK Plan:
Males	27.5	28.9	28.8
Females	30.0	30.4	30.3
US Plan:
Males	25.0	24.9	25.2
Females	27.2	27.1	27.4
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	29.0	31.1	31.0
Females	31.4	31.9	31.8
US Plan:
Males	25.2	25.1	25.5
Females	27.8	27.7	28.0

18.6 Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions used. The following table summarises the increase/ decrease on the UK and US defined benefit obligation and pension costs as a result of reasonably possible changes in some of the assumptions while holding all other assumptions consistent. The sensitivity to the inflation assumption change includes corresponding changes to the future pension increase assumptions. The analysis does not take into account the full distribution of cash flows expected under the plan.

Changes to the inflation assumption will not have any effect on the US Pension Plan as it was closed to future accrual in 2014 and it has no other inflation-linked assumptions.

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:
Discount rate	-69.0	79.0	-2.0	1.0
Inflation	74.0	-66.0	1.0	-1.0
Mortality	35.0	-34.0	–	-1.0
US Plan:
Discount rate	-24.0	27.0	-1.0	1.0
Mortality	12.0	-13.0	–	–

Smith+Nephew Annual Report 2019	175

Strategy
Accounts

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

The US Plan has a dynamic de-risking policy to shift plan assets from return-seeking (growth) assets to liability matching assets over time. The US Pension Plan has an established glide path that is designed to stabilise funding status by reducing the Plan’s exposure to return-seeking assets.

Longevity risk

The present value of the plan’s defined benefit liability is calculated by reference to the best estimate of the mortality of the plan participants both during and after their employment. An increase in the life expectancy of plan participants above that assumed will increase the benefit obligation.

The UK Plan, in order to minimise longevity risk, has entered into an insurance contract which covers a portion of pensioner obligations.

18.8 Funding

A full valuation is performed by actuaries for the Trustees of each plan to determine the level of funding required. Employer contribution rates, based on these full valuations, are agreed between the Trustees of each plan and the Group. The assumptions used in the actuarial valuations used for funding purposes may differ from the accounting assumptions set out above.

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2018. Contributions to the UK Plan in 2019 were $6m (2018: $25m, 2017: $24m). This included supplementary payments of $6m (2018: $25m, 2017: $24m).

Following the completion of the 30 September 2018 valuation, it was determined that the Group is not required to make any future supplemental payments to the UK Plan unless, following a future valuation, the Group and Trustees determine that supplemental payments are required.

US Plan

The most recent full actuarial valuation of the US Plan was undertaken as at 1 January 2019. The next full actuarial valuation will take place as at 1 January 2020. Future accruals to the US Plan ceased as at 31 March 2014. Contributions to the US Plan were $nil (2018: $10m, 2017: $20m) which represented supplementary payments of $nil (2018: $10m, 2017: $20m).

There are no planned supplementary contributions to the US Plan for 2020.

176	Smith+Nephew Annual Report 2019

Strategy

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2017	1,223,591	245	50	–	245
At 31 December 2018	1,223,591	245	50	–	245
At 31 December 2019	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2017	903,723	180	50	–	180
Share options	655	–	–	–	–
Shares cancelled	(13,523)	(2)	–	–	(2)
At 31 December 2017	890,855	178	50	–	178
Share options	418	–	–	–	–
Shares cancelled	(3,321)	(1)	–	–	(1)
At 31 December 2018	887,952	177	50	–	177
Share options	350	–	–	–	–
Shares cancelled	(3,095)	–	–	–	–
At 31 December 2019	885,207	177	50	–	177

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

Smith+Nephew Annual Report 2019	177

Strategy
Accounts

Notes to the Group accounts continued

19 Equity continued

The Group considers the capital that it manages to be as follows:

	2019	2018	2017
	$ million	$ million	$ million
Share capital	177	177	178
Share premium	610	608	605
Capital redemption reserve	18	18	17
Treasury shares	(189)	(214)	(257)
Retained earnings and other reserves	4,525	4,285	4,101
	5,141	4,874	4,644

19.2 Treasury shares

Treasury shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. In 2019 the Group purchased a total of 3.1m shares for a cost of $63m as part of the ongoing programme to buy back an equivalent number of shares to those vesting as part of the employee share plans. In 2018 the Group purchased a total of 2.7m shares for a cost of $48m as part of the same programme.

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

		Employees’
	Treasury	Share Trust	Total
	$ million	$ million	$ million
At 1 January 2018	234	23	257
Shares purchased	48	–	48
Shares transferred from treasury	(29)	29	–
Shares transferred to Group beneficiaries	(13)	(27)	(40)
Shares cancelled	(51)	–	(51)
At 31 December 2018	189	25	214
Shares purchased	63	–	63
Shares transferred from treasury	(21)	21	–
Shares transferred to Group beneficiaries	(12)	(26)	(38)
Shares cancelled	(50)	–	(50)
At 31 December 2019	169	20	189

	Number	Number	Number
	of shares	of shares	of shares
	million	million	million
At 1 January 2018	15.6	1.6	17.2
Shares purchased	2.7	–	2.7
Shares transferred from treasury	(1.9)	1.9	–
Shares transferred to Group beneficiaries	(0.9)	(1.8)	(2.7)
Shares cancelled	(3.3)	–	(3.3)
At 31 December 2018	12.2	1.7	13.9
Shares purchased	3.1	–	3.1
Shares transferred from treasury	(1.3)	1.3	–
Shares transferred to Group beneficiaries	(0.7)	(1.7)	(2.4)
Shares cancelled	(3.1)	–	(3.1)
At 31 December 2019	10.2	1.3	11.5

178	Smith+Nephew Annual Report 2019

Strategy

19.3 Dividends

	2019	2018	2017
	$ million	$ million	$ million
The following dividends were declared and paid in the year:
Ordinary final of 22.0¢ for 2018 (2017: 22.7¢, 2016: 18.5¢) paid 8 May 2019	192	198	162
Ordinary interim of 14.4¢ for 2019 (2018: 14.0¢, 2017: 12.3¢) paid 30 October 2019	126	123	107
	318	321	269

A final dividend for 2019 of 23.1 US cents per ordinary share was proposed by the Board on 20 February 2020 and will be paid, subject to shareholder approval, on 6 May 2020 to shareholders on the Register of Members on 3 April 2020. The estimated amount of this dividend is $202m. The Group pursues a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows. Future dividends will be dependent upon future earnings, the future financial condition of the Group and the Board’s dividend policy. The Board reviews the appropriate level of total annual dividend each year at the time of the full year results. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. Smith & Nephew plc, the Parent Company of the Group, is a non-trading investment holding company which derives its distributable reserves from dividends paid by subsidiary companies. The distributable reserves of the Parent Company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2019 amounted to $2,050m.

20 Cash flow statement

Accounting policy

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts, borrowings, loans and lease liabilities under current liabilities.

Analysis of net debt including lease liabilities

	Borrowings
	Cash	Overdrafts	Due within one year	Due after one year	Net currency swaps	Net interest swaps	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2017	100	(62)	(24)	(1,564)	1	(1)	(1,550)
Net cash flow impact	64	49	9	139	(24)	(1)	236
Termination of finance lease	–	–	2	3	–	–	5
Exchange adjustment	5	(1)	–	(1)	25	–	28
At 31 December 2017	169	(14)	(13)	(1,423)	2	(2)	(1,281)
Net cash flow/debt movement	200	(18)	(118)	126	8	(1)	197
Exchange adjustment	(4)	–	(1)	(4)	(11)	–	(20)
At 31 December 2018	365	(32)	(132)	(1,301)	(1)	(3)	(1,104)
Net cash flow/debt movement	(88)	12	125	(550)	2	–	(499)
Exchange adjustment	–	–	1	–	(1)	3	3
Net debt at 31 December 2019	277	(20)	(6)	(1,851)	–	–	(1,600)
IFRS 16 lease liabilities	–	–	(46)	(124)	–	–	(170)
Net debt including lease liabilities at 31 December 2019	277	(20)	(52)	(1,975)	–	–	(1,770)

Smith+Nephew Annual Report 2019	179

Strategy
Accounts

Notes to the Group accounts continued

20 Cash flow statement continued

Reconciliation of net cash flow to movement in net debt including lease liabilities

	2019	2018	2017
	$ million	$ million	$ million
Net cash flow from cash net of overdrafts	(76)	182	113
Settlement of currency swaps	2	8	(24)
Net cash flow from borrowings	(425)	7	147
Change in net debt from net cash flow	(499)	197	236
IFRS 16 lease liabilities	(170)	–	–
Termination of finance lease	–	–	5
Exchange adjustment	3	(20)	28
Change in net debt in the year	(666)	177	269
Opening net debt	(1,104)	(1,281)	(1,550)
Closing net debt including lease liabilities	(1,770)	(1,104)	(1,281)

Cash and cash equivalents

For the purposes of the Group cash flow statement cash and cash equivalents at 31 December 2019 comprise cash at bank net of bank overdrafts.

	2019	2018	2017
	$ million	$ million	$ million
Cash at bank	277	365	169
Bank overdrafts	(20)	(32)	(14)
Cash and cash equivalents	257	333	155

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management on the Group’s cash.

Cash outflows/(inflows) arising from financing activities

	Repayment	Borrowing	Repayment	Cash			Proceeds from own
	of bank	of bank	of lease	outflow		Purchase of	shares/issue of
	loans	loans	liabilities	from other	Dividends	own shares	ordinary shares	Total
2019	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	865	(1,290)	46	2	–	–	–	(377)
Equity	–	–	–	–	318	63	(11)	370
Total	865	(1,290)	46	2	318	63	(11)	(7)

2018
Debt	401	(394)	–	8	–	–	–	15
Equity	–	–	–	–	321	48	(13)	356
Total	401	(394)	–	8	321	48	(13)	371

2017
Debt	770	(623)	–	(24)	–	–	–	123
Equity	–	–	–	–	269	52	(10)	311
Total	770	(623)	–	(24)	269	52	(10)	434

180	Smith+Nephew Annual Report 2019

Strategy

21 Acquisitions

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

Year ended 31 December 2019

The Group acquired five medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations during the year ended 31 December 2019.

On 22 January 2019, the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc. (‘Ceterix’), a developer of a meniscus repair system. The acquisition supports the Group’s strategy to invest in innovative technologies that meet unmet clinical needs. The maximum consideration payable of $105m has a fair value of $96m, which includes deferred consideration of $5m and contingent consideration of $47m. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.3%. The maximum contingent consideration is $55m. The goodwill is attributable to the control premium, the acquired workforce and the synergies expected from integrating Ceterix into the Group’s existing business.

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (‘Osiris’), a fast growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition provides the Group with a fast growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in wound management, filling an important need not previously addressed in our portfolio. Cash consideration was $660m with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business.

Also on 17 April 2019, the Group completed the acquisition of 85.5% of the share capital of Leaf Healthcare, Inc. (‘Leaf’), a developer of the unique Leaf Patient Monitoring System for pressure injury prevention and patient mobility monitoring, which is highly complementary to the Group’s existing wound portfolio. This acquisition brings the Group’s total shareholding in Leaf to 100%. The Group’s existing holding of 14.5% of the share capital, with a carrying value of $6m, was remeasured to fair value resulting in a $1m gain which is included in selling, general and administrative expenses in the income statement. The maximum consideration payable of $75m for 100% of the share capital has a fair value of $52m, which includes deferred consideration of $4m and contingent consideration of $12m. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.0%. The maximum contingent consideration is $35m. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating Leaf into the Group’s existing business.

On 31 May 2019, the Group completed the acquisition of the Brainlab Orthopaedic Joint Reconstruction business (‘Brainlab OJR’). The acquisition supports the Group’s strategy to invest in best-in-class technologies that further its multi-asset digital surgery and robotic ecosystem. The maximum consideration payable of $108m has a fair value of $107m, which includes contingent consideration of $57m. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $58m. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating the orthopaedic joint reconstruction business into the Group’s existing business.

Smith+Nephew Annual Report 2019	181

Strategy
Accounts

Notes to the Group accounts continued

21 Acquisitions continued

On 1 July 2019 the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl (‘Atracsys’), a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes. The fair value of consideration is $42m which includes $14m of deferred consideration and $5m of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $6m. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys Sàrl into the Group’s existing business.

The carrying value of goodwill increased from $2,337m to $2,789m as a result of acquisitions ($441m) and foreign exchange movements ($11m) during the year ended 31 December 2019. Amounts allocated to goodwill arising on acquisitions during the year ended 31 December 2019 in the table below are not expected to be deductible for tax purposes, except in the case of the Brainlab OJR acquisition.

For the year ended 31 December 2019, the contribution to revenue from the Ceterix, Leaf, Brainlab OJR and Atracsys business combinations was immaterial and the contribution from the Osiris business combination was $114m. For the year ended 31 December 2019, the contribution to profit from the Ceterix, Leaf, Brainlab OJR, Osiris and Atracsys business combinations was immaterial.

If the business combinations had occurred at the beginning of the year, the contribution to revenue from the Ceterix, Leaf, Brainlab OJR and Atracsys business combinations would have been immaterial and the contribution from the Osiris business combination would have been $160m. If the business combinations had occurred at the beginning of the year, the contribution to profit from the Ceterix, Leaf, Brainlab OJR, Osiris and Atracsys business combinations would have been immaterial.

The provisional fair value of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR	Atracsys
	$ million	$ million	$ million	$ million	$ million
Intangible assets – Product-related	43	284	14	–	9
Intangible assets – Technology	–	–	–	75	–
Intangible assets – Customer-related	–	80	–	9	1
Property, plant & equipment	2	6	–	–	1
Investments	–	17	–	–	–
Other non-current assets	–	4	–	–	–
Inventory	2	9	1	–	1
Trade and other receivables	1	49	1	–	1
Trade and other payables	(4)	(31)	(1)	–	(1)
Provisions	–	(17)	–	–	–
Non-current liabilities	–	(7)	–	–	–
Net deferred tax asset/(liability)	1	(59)	1	–	(1)
Net assets	45	335	16	84	11
Goodwill	49	301	37	23	31
Consideration (net of cash acquired1)	94	636	53	107	42

1 Cash acquired is as follows: Ceterix: $2m; Osiris: $24m; Leaf: $1m; Brainlab OJR: $nil; and Atracsys: $nil.

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

182	Smith+Nephew Annual Report 2019

Strategy

On 5 December 2017, the Group completed the acquisition of 100% of the share capital of Rotation Medical, Inc., a developer of a novel tissue regeneration technology for shoulder rotator cuff repair. The acquisition furthers our strategy to invest in disruptive technologies that accelerate the transformation of Smith+Nephew to higher growth. The maximum consideration payable of $210m has a fair value of $196m and includes $17m of deferred and $72m of contingent consideration. The fair value of the contingent consideration is determined from the acquisition agreement, the Board-approved acquisition model and a risk-free discount rate of 2.5%. The maximum contingent consideration is $85m. The fair values of assets acquired and liabilities assumed are set out below:

$ million
Aggregate identifiable assets acquired and liabilities assumed
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

During the year ended 31 December 2017, the contribution to revenue and attributable profit from this acquisition was immaterial. If the acquisition had occurred at the beginning of the year, its contribution to revenue and attributable profit would have also been immaterial.

22 Operating leases

Accounting policy under IAS 17 Leases

IAS 17 was effective for periods prior to 1 January 2019. The application of IFRS 16 from 1 January 2019 is detailed in Note 1.

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

Future minimum lease payments under non-cancellable operating leases fall due as follows:

2018
$ million
Land and buildings:
Within one year	37
After one and within two years	30
After two and within three years	27
After three and within four years	22
After four and within five years	16
After five years	52
184
Other assets:
Within one year	17
After one and within two years	11
After two and within three years	4
After three and within four years	2
34

Smith+Nephew Annual Report 2019	183

Strategy
Accounts

Notes to the Group accounts continued

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

The Group operates the following equity-settled executive and employee share plans: Smith & Nephew Global Share Plan 2010, Smith & Nephew ShareSave Plan (2012) and Smith & Nephew International ShareSave Plan (2012). At 31 December 2019, 4,519,000 options (2018: 4,911,000, 2017: 5,277,000) were outstanding with a range of exercise prices from 538 to 1,541 pence.

At 31 December 2019, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was 4,947,000 (2018: 5,678,000, 2017: 5,854,000). These include conditional share awards granted to senior employees and equity and performance share awards granted to senior executives under the Global Share Plan 2010.

The expense charged to the income statement for share-based payments for the year is $32m (2018: $35m, 2017: $31m).

23.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements are $nil (2018: $nil, 2017: $nil).

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2019	2018	2017
	$ million	$ million	$ million
Short-term employee benefits	18	18	15
Share-based payments expense	5	10	7
Pension and post-employment benefit entitlements	2	2	1
Compensation for loss of office	6	–	3
	31	30	26

24 Post balance sheet events

On 23 January 2020 the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc., a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs.

This acquisition will be treated as a business combination under IFRS 3. The maximum consideration, all payable in cash, is $140m and the provisional fair value consideration is $139m and includes $6m of deferred and $35m of contingent consideration. The provisional value of acquired net assets is immaterial and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets including technology and goodwill, with the majority expected to be goodwill representing the control premium, the acquired workforce and the synergies expected from integrating Tusker Medical, Inc. into the Group’s existing business, and is not expected to be deductible for tax purposes.

184	Smith+Nephew Annual Report 2019

Strategy

Company financial statements

Company balance sheet

		At 31 December	At 31 December
		2019	2018
	Notes	$ million	$ million
Fixed assets
Investments	2	7,092	7,092
Current assets
Debtors	3	2,265	1,697
Cash at bank	5	163	277
		2,428	1,974
Creditors: amounts falling due within one year
Borrowings	5	(5)	(145)
Other creditors	4	(2,543)	(2,277)
		(2,548)	(2,422)
Net current liabilities		(120)	(448)
Total assets less current liabilities		6,972	6,644
Creditors: amounts falling due after one year
Borrowings	5	(1,851)	(1,301)
Total assets less total liabilities		5,121	5,343

Equity shareholders’ funds
Share capital		177	177
Share premium		610	608
Capital redemption reserve		18	18
Capital reserve		2,266	2,266
Treasury shares		(189)	(214)
Exchange reserve		(52)	(52)
Profit and loss account		2,291	2,540
Shareholders’ funds		5,121	5,343

The accounts were approved by the Board and authorised for issue on 20 February 2020 and signed on its behalf by:

Roberto Quarta	Roland Digglemann	Graham Baker
Chairman	Chief Executive Officer	Chief Financial Officer

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2019	185

Strategy
Accounts

Company financial statements

Statement of changes in equity

			Capital					Total
	Share	Share	redemption	Capital	Treasury	Exchange	Profit and	shareholders’
	capital	premium	reserve	reserve	shares	reserve	loss account	funds
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2018	178	605	17	2,266	(257)	(52)	2,878	5,635
Attributable profit for the year	–	–	–	–	–	–	28	28
Net gain on cash flow hedges	–	–	–	–	–	–	1	1
Equity dividends paid in the year	–	–	–	–	–	–	(321)	(321)
Share-based payments recognised[1]	–	–	–	–	–	–	35	35
Cost of shares transferred to beneficiaries	–	–	–	–	40	–	(30)	10
New shares issued on exercise of share options	–	3	–	–	–	–	–	3
Cancellation of treasury shares	(1)	–	1	–	51	–	(51)	–
Treasury shares purchased	–	–	–	–	(48)	–	–	(48)
At 31 December 2018	177	608	18	2,266	(214)	(52)	2,540	5,343
Attributable profit for the year	–	–	–	–	–	–	115	115
Net gain on cash flow hedges	–	–	–	–	–	–	1	1
Equity dividends paid in the year	–	–	–	–	–	–	(318)	(318)
Share-based payments recognised[1]	–	–	–	–	–	–	32	32
Cost of shares transferred to beneficiaries	–	–	–	–	38	–	(29)	9
New shares issued on exercise of share options	–	2	–	–	–	–	–	2
Cancellation of treasury shares	–	–	–	–	50	–	(50)	–
Treasury shares purchased	–	–	–	–	(63)	–	–	(63)
At 31 December 2019	177	610	18	2,266	(189)	(52)	2,291	5,121

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

The total distributable reserves of the Company are $2,050m (2018: $2,274m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $115m (2018: $28m).

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

186	Smith+Nephew Annual Report 2019

Strategy

Notes to the Company accounts

1 Basis of preparation

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales.

The separate accounts of the Company are presented as required by the Companies Act 2006. These financial statements and accompanying notes have been prepared in accordance with the Financial Reporting Standard 101 Reduced Disclosure Framework (‘Reduced Disclosure Framework’) for all periods presented. The financial information for the Company has been prepared on the same basis as the consolidated financial statements, applying identical accounting policies as outlined throughout the Notes to the Group accounts. The Directors have determined that the preparation of the Company financial statements on a going concern basis is appropriate as the Company receives dividend cash receipts from its subsidiary undertakings which enable it to meet its liabilities as they fall due.

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

 IFRS 2 Share Based Payments in respect of group settled share-based payments; and

 Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures.

The Company proposes to continue to adopt the reduced disclosure framework of FRS 101 in its next financial statements.

2 Investments

Accounting policy Investments in subsidiaries are stated at cost less provision for impairment.

	2019	2018
	$ million	$ million
At 1 January and 31 December	7,092	7,092

Investments represent holdings in subsidiary undertakings. In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 8.

3 Debtors

	2019	2018
	$ million	$ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,217	1,635
Prepayments and accrued income	–	3
Current asset derivatives – forward foreign exchange contracts	25	36
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	22	20
Current asset derivatives – currency swaps	1	1
Current taxation	–	2
	2,265	1,697

Allowance losses on amounts owed by subsidiary undertakings are calculated by reviewing 12-month expected credit losses using historic and forward-looking data on credit risk. The loss allowance expense for the year was $nil (2018: $nil).

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2019	187

Strategy
Accounts

Notes to the Company accounts continued

4 Other creditors

	2019	2018
	$ million	$ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	2,487	2,204
Other creditors	8	12
Current liability derivatives – forward foreign exchange contracts	22	20
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	25	36
Current liability derivatives – currency swaps	1	2
Current liability derivatives – interest rate swaps	–	3
	2,543	2,277

5 Cash and borrowings

Accounting policy

Financial instruments

Currency swaps are used to match foreign currency assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2019	2018
	$ million	$ million
Bank loans, borrowing and overdrafts due within one year or on demand	5	145
Borrowings due after one year	1,851	1,301
Borrowings	1,856	1,446
Cash at bank	(163)	(277)
Credit balance on derivatives – currency swaps	–	1
Credit balance on derivatives – interest rate swaps	–	3
Net debt	1,693	1,173

All currency swaps are stated at fair value. Gross US Dollar equivalents of $215m (2018: $253m) receivable and $215m (2018: $254m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2019 and 2018 to hedge intra-group loans.

6 Contingencies

	2019	2018
	$ million	$ million
Guarantees in respect of subsidiary undertakings	–	–

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

7 Deferred taxation

The Company has gross unused capital losses of $81m (2018: $80m) available for offset against future chargeable gains. No deferred tax asset has been recognised on these unused losses as they are not expected to be realised in the foreseeable future.

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

188	Smith+Nephew Annual Report 2019

Strategy

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

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
UK			Rest of Europe
Blue Belt Technologies UK Limited[2]	England & Wales	Watford	Smith & Nephew GmbH	Austria	Vienna
Michelson Diagnostic Limited[3] (7.5%)	England & Wales	Kent	ArthroCare Belgium SPRL[2]	Belgium	Zaventem
Neotherix Limited[3] (24.9%)	England & Wales	York	Smith & Nephew S.A.-N.V	Belgium	Zaventem
Plus Orthopedics (UK) Limited[2]	England & Wales	Watford	Smith & Nephew A/S	Denmark	Hoersholm
Smith & Nephew (Overseas) Limited[1,5]	England & Wales	Watford	Smith & Nephew Oy	Finland	Helsinki
Smith & Nephew ARTC Limited	England & Wales	Watford	A2 Surgical[2]	France	Neuilly-sur-Seine
Smith & Nephew Beta Limited[2]	England & Wales	Watford	Smith & Nephew France SAS[1]	France	Neuilly-sur-Seine
Smith & Nephew China Holdings UK Limited[1]	England & Wales	Watford	Smith & Nephew S.A.S.	France	Neuilly-sur-Seine
Smith & Nephew Consumer Products Limited[2]	England & Wales	Watford	Smith & Nephew Business Services GmbH & Co. KG1	Germany	Hamburg
Smith & Nephew Employees Trustees Limited[2]	England & Wales	Watford	Smith & Nephew Business Services Verwaltungs GmbH	Germany	Hamburg
Smith & Nephew ESN Limited[2]	England & Wales	Watford	Smith & Nephew Deutschland (Holding) GmbH[1]	Germany	Hamburg
Smith & Nephew Extruded Films Limited	England & Wales	Hull	Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew Finance[2]	England & Wales	Watford	Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Smith & Nephew Finance Oratec[2]	England & Wales	Watford	Smith & Nephew (Ireland) Trading Limited	Ireland	Dublin 2
Smith & Nephew Healthcare Limited[2]	England & Wales	Hull	Smith & Nephew Finance Ireland Limited	Ireland	Dublin 1
Smith & Nephew Investment Holdings Limited[1]	England & Wales	Watford	Smith & Nephew S.r.l.	Italy	Milan
Smith & Nephew Lilia Limited[2]	England & Wales	Watford	ArthroCare Luxembourg S.a.r.l. [2]	Luxembourg	Luxembourg
Smith & Nephew Medical Fabrics Limited[2]	England & Wales	Watford	Smith & Nephew Finance S.a.r.l. [1]	Luxembourg	Luxembourg
Smith & Nephew Medical Limited	England & Wales	Hull	Smith & Nephew International S.A.[1]	Luxembourg	Luxembourg
Smith & Nephew Nominee Company Limited[2]	England & Wales	Watford	Smith & Nephew USD Limited Luxembourg Branch[6]	Luxembourg	Luxembourg
Smith & Nephew Nominee Services Limited[2]	England & Wales	Watford	Smith & Nephew (Europe) B.V. [1]	Netherlands	Amsterdam
Smith & Nephew Orthopaedics Limited	England & Wales	Watford	Smith & Nephew B.V.	Netherlands	Amsterdam
Smith & Nephew Pensions Nominees Limited[2]	England & Wales	Watford	Smith & Nephew Management B.V.[4]	Netherlands	Amsterdam
Smith & Nephew Pharmaceuticals Limited[2]	England & Wales	Hull	Smith & Nephew Nederland CV	Netherlands	Amsterdam
Smith & Nephew Raisegrade Limited[1,2]	England & Wales	Watford	Smith & Nephew Operations B.V.	Netherlands	Amsterdam
Smith & Nephew Rareletter Limited[2]	England & Wales	Watford	Smith & Nephew A/S	Norway	Oslo
Smith & Nephew Trading Group Limited[1]	England & Wales	Watford	Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew UK Executive Pension Scheme Trustee Limited[2]	England & Wales	Watford	Smith & Nephew Lda	Portugal	Lisbon
Smith & Nephew UK Limited[1,5]	England & Wales	Watford	DC LLC	Russian Federation	Puschino
Smith & Nephew UK Pension Fund Trustee Limited[2]	England & Wales	Watford	Smith & Nephew LLC	Russian Federation	Moscow
Smith & Nephew USD Limited[1]	England & Wales	Watford	Smith & Nephew S.A.U	Spain	Barcelona
Smith & Nephew USD One Limited[1]	England & Wales	Watford	Smith & Nephew Aktiebolag	Sweden	Molndal
T.J.Smith and Nephew,Limited	England & Wales	Hull	Lumina Adhesives AB3 (11%)	Sweden	Gothenburg
The Albion Soap Company Limited[2]	England & Wales	Watford
TP Limited[1]	Scotland	Edinburgh

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2019	189

Strategy
Accounts

Notes to the Company accounts continued

8 Group Companies continued

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
Atracsys Sàrl	Switzerland	Puidoux	Smith & Nephew Inc.[1]	Canada	Toronto
Plus Orthopedics Holding AG1	Switzerland	Baar	Tenet Medical Engineering, Inc.[2]	Canada	Calgary
Smith & Nephew Manufacturing AG	Switzerland	Aarau	Smith & Nephew Finance Holdings Limited[5]	Cayman Islands	George Town 1104
Smith & Nephew Orthopaedics AG1	Switzerland	Baar	TEAMfund, LP3 (6.67%)	Cayman Islands	George Town 9008
Smith & Nephew Schweiz AG	Switzerland	Baar	ArthoCare Medical Devices (Beijing) Co. Limited[4]	China	Chao Yang District, Beijing
Smith & Nephew AG	Switzerland	Baar	Plus Orthopedics (Beijing) Co. Limited[2]	China	Shunyi District, Beijing
Smith & Nephew Orthopaedics AG Aarau Branch[6]	Switzerland	Aarau	Smith & Nephew Medical (Shanghai) Limited	China	Shanghai Free Trade Test Zone
US			Smith & Nephew Medical (Shanghai) Limited Beijing Branch[6]	China	Dong Cheng
Arthrocare Corporation1	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Chengdu Branch[6]	China	Wu Hou
Bioventus LLC3 (49%)	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Guangzhou Branch[6]	China	Yue Xiu
Blue Belt Holdings, Inc.1	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Shanghai Branch[6]	China	Jing’an
Blue Belt Technologies, Inc.1	United States	Philadelphia	Smith & Nephew Medical (Shanghai) Limited Shanghai Second Branch[6]	China	Shanghai Pilot Free Trade Zone
Ceterix Orthopaedics, Inc.	United States	Wilmington	Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City
CRES Holdings, Inc.³(0.99%)	United States	Dover NBR	Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China	Beijing Economic and Technical Development Area
Healicoil, Inc.	United States	Wilmington	S&N Holdings SAS[1]	Colombia	Bogota
Hipco, Inc.	United States	Wilmington	Smith & Nephew Colombia S.A.S	Colombia	Bogota
Leaf Healthcare Inc.	United States	Wilmington	ArthroCare Costa Rica Srl	Costa Rica	Alajuela
Memphis Biomed Ventures I, LP3 (4.61%)	United States	Dover GD	Smith & Nephew Curaçao N.V.	Curaçao	Willemstad
Miach Orthopaedics, Inc³ (8%)	United States	Sherborn	Smith & Nephew Beijing Holdings Limited[1]	Hong Kong	Hong Kong
Oratec Interventions, Inc.	United States	Wilmington	Smith & Nephew Limited	Hong Kong	Hong Kong
Orthopaedic Biosystems Ltd., Inc.	United States	Phoenix	Smith & Nephew Suzhou Holdings Limited[1]	Hong Kong	Hong Kong
Osiris Therapeutics, Inc.	United States	Columbia	Adler Mediequip Private Limited	India	Pune
OsteoBiologics, Inc.	United States	Wilmington	ArthoCare India Medical Device Private Limited[4]	India	Mumbai
Plus Orthopedics LLC	United States	Wilmington	Smith & Nephew Healthcare Private Limited	India	Mumbai
Rotation Medical, Inc.	United States	Wilmington	Smith & Nephew KK	Japan	Tokyo
Sinopsys Surgical, Inc.3 (12.4%)	United States	Wilmington	Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul
Smith & Nephew AG US Branch 2, 6	United States	Boston	Smith & Nephew Healthcare Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew Consolidated, Inc.1	United States	Wilmington	Smith & Nephew Operations Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew OUS, Inc.	United States	Wilmington	Smith & Nephew Services Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew, Inc.1	United States	Wilmington
Surgical Frontiers Series I, LLC3 (33.46%)	United States	Dover GD
Trice Medical Inc.3 (4.5%)	United States	Wilmington 19808
Trumpet Merger Corp.	United States	Wilmington 19808
Africa, Asia, Australasia and Other America
Smith & Nephew Argentina S.R.L.[2]	Argentina	Buenos Aires
Smith & Nephew Pty Limited	Australia	North Ryde
Smith & Nephew Surgical Holdings Pty Limited[1,2]	Australia	North Ryde
Smith & Nephew Surgical Pty Limited[2]	Australia	North Ryde
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo
Smith & Nephew (Alberta) Inc.[2]	Canada	Calgary

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

190	Smith+Nephew Annual Report 2019

Strategy

Company name	Country of operation and incorporation	Registered Office	Registered Office addresses Rest of Europe
Smith & Nephew S.A. de C.V.	Mexico	Mexico City	Vienna	Concorde Business Park, 1/C/3 2320, Schwechat, Austria
Smith & Nephew Limited1	New Zealand	Auckland	Zaventem	Hector Heenneaulaan 366, 1930 Zaventem, Belgium
Smith & Nephew Superannuation Scheme Limited	New Zealand	Auckland	Hoersholm	Slotsmarken 14, Hoersholm, DK-2970, Denmark
Smith & Nephew (Overseas) Limited Philippines Branch 2, 6	Philippines	Manila	Helsinki	Ayritie 12 C, 01510, Vantaa, Finland
Smith & Nephew, Inc.	Puerto Rico	San Juan	Neuilly-sur-Seine	40, Boulevard du Parc, 92200 Neuilly-sur-Seine, France
Smith & Nephew Pte Limited1	Singapore	Singapore 048623	Hamburg	Friesenweg 4, Haus 21, 22763, Hamburg, Germany
Smith & Nephew Operations Pte. Limited	Singapore	Singapore 138565	Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany
Smith & Nephew (Pty) Limited1	South Africa	Westville	Dublin 1	3rd Floor, Kilmore House, Park Lane, Spencer Dock, Dublin 1, Ireland
Smith & Nephew Pharmaceuticals (Proprietary) Limited2	South Africa	Westville	Dublin 2	13-18 City Quay, Dublin 2, D02 ED70, Ireland
Smith & Nephew (Overseas) Limited Taiwan Branch6	Taiwan	Taipei	Milan	Via de Capitani 2A, 20864, Agrate Brianza, MI, Italy
Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok	Luxembourg	163, Rue de Kiem, L-8030 Strassen, Luxembourg
Sri Siam Medical Limited3 (48.989%)	Thailand	Lumpini Phatumwan, Bangkok	Amsterdam	Bloemlaan 2, 2132NP, Hoofddorp, The Netherlands
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Sariyer, Istanbul	Oslo	Nye Vakas vei 64, 1395, Hvalsted, Norway
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi Istoc Subesi Branch6	Turkey	Bağcılar, Istanbul	Warsaw	Ul Osmanska 12, 02-823, Warsaw, Poland
Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai	Lisbon	Estrada Nacional no 10 ao Km. 131, Parque Tejo – Bloco C, 2625-445 Forte de Casa, Vila Franca de Xira, Portugal
Smith & Nephew FZE (DHCC Branch) 6	United Arab Emirates	HealthCare City, Dubai 1	Moscow	2nd Syromyatnichesky Lane, Moscow, 105120, Russian Federation
Smith & Nephew USD Limited DHCC Branch6	United Arab Emirates	HealthCare City, Dubai 2	Puschino	8/1 Stroiteley Street, 142290, City of Puschino, Moscow Region, Russian Federation
			Barcelona	Edificio Conata I, c/Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
1 Holding company.			Molndal	PO Box 143, S-431 22 Molndal, Sweden
2 Dormant company.			Gothenburg	Varbergsgatan 2A/412 65 Göteborg, Sweden
3 Not 100% owned by Smith & Nephew Group.			Puidoux	Route du Verney 20, 1070, Puidoux, Switzerland
4 In liquidation.			Baar	Oberneuhofstr 10d, Baar, 6340
5 Directly owned by Smith & Nephew plc.			Aarau	Schachenallee 29, 5000, Aarau, Switzerland
6 Branch of a company in Smith & Nephew Group

Registered Office addresses
UK		US
Watford	Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE	Wilmington	CT Corporation, 1209 Orange Street, Wilmington DE 19801, USA
Kent	Ground Floor, Eclipse House, Eclipse Park, Sittingbourne Road, Maidstone, Kent, ME14 3EN	Philadelphia	CT Corporation 1515 Market Street, Philadelphia, PA 19102, USA
York	25, Carr Lane, York, YO26 5HT	Dover NBR	850 New Burton Road, Suite 201, City of Dover, County of Kent DE 19904, USA
Hull	101 Hessle Road, Hull, HU3 2BN	Dover GD	160 Greentree Drive, Suite 101, Dover, DE, 19904, USA
Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN	Sherborn	c/o Martha Murray 19 Saddlebrook Road Sherborn, MA 01770, USA
		Phoenix	CT Corporation System, 3800 North Central Avenue, Phoenix AZ 85012, USA
		Columbia	7015 Albert Einstein Dr., Columbia, Howard County MD 21046 USA
		Boston	CT Corporation, 155 Federal Street Suite 700, Boston MA 02210, United States
		Wilmington 19808	251 Little Falls Drive, Wilmington DE 19808, USA

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2019	191

Strategy
Accounts

Notes to the Company accounts continued

8 Group Companies continued

Registered Office addresses		Registered Office addresses
Africa, Asia, Australasia and Other America		Hong Kong	Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong
Buenos Aires	Maipu 1300, 13th Floor, Buenos Aires, Argentina	Pune	Podium Floor Tower 4, World Trade Center S No1 Kharadi, Pune, Maharashtra-MH, 411014, India
North Ryde	85 Waterloo Road, North Ryde, NSW 2113, Australia	Mumbai	501-B – 509-B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai-59, Maharashtra, India
São Paulo	Avenida do Cafe, 277, Centro Empresarial do Aco, Centro Empresarial do Aco, Torre B, 4 andar, conjuto, CEP 04311-000, São Paulo 403, Jabaquara, Brazil	Tokyo	2-4-1, Shiba-Koen, Minato-Ku, Tokyo 105‑0011, Japan
Calgary	3500-855-2 Street SW, Calgary AB T2P 4J8, Canada	Seoul	13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159-1 Samsung-dong, Seoul, Korea
Toronto	199, Bay Street, 4000, Toronto, Ontario M5L 1A9, Canada	Kuala Lumpur	Level 25, Menara Hong Leong, NO. 6 Jalan Damanlela Bukit Damansara Kuala Lumpur W.P. 50490 Kuala Lumpur, Malaysia
Georgetown 1104	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland house, Grand Cayman, KY1-1104, Cayman Islands	Mexico City	Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico
Georgetown 9008	Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands	Auckland	36a Hillside Road, Wairau Valley, Auckland, 0627 NZ, New Zealand
Chao Yang District, Beijing	Room 17-021, Internal B17 floor, B3-24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China	Manila	6/F Alfaro St, Salcedo Village, Makati City, Metro Manila, Philippines
Shunyi District, Beijing	22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China	San Juan	Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico
Shanghai Free Trade Test Zone	Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China	Singapore 048623	50 Raffles Place, #32-01 Singapore Land Tower, 048623, Singapore
Dong Cheng District	Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street Dong Cheng District, Beijing, China	Singapore 138565	29 Media Circle, #06-05, Alice@Mediapolis, Singapore, 138565, Singapore
Wu Hou District	No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China	Westville	30 The Boulevard, Westway Office Park, Westville, 3629, South Africa
Yue Xiu District	Room 2503, No 33, 6th Jian She Rd, Yue Xiu District, Guang Zhou, China	Taipei	9F-2, No. 50, Sec. 1, Xinsheng South Road, Zhongzheng District Taipei City 10059, Taiwan
Jing'an District	Unit 09, Nominal Level 12 (Actual Level 11), Central Section of Bohua Square Office Tower, No. 669 Xinzha Road, Jing’an District, Shanghai, China	Huai Khwang District, Bangkok	16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand
Shanghai Pilot Free Trade Zone	Room 102, Floor 1, Building 3 (B1), No. 1599, Xin Jin Qiao Road China (Shanghai) Pilot Free Trade Zone, Shanghai, China	Lumpini Phatumwan, Bangkok	16th Floor, GPF Witthayu Tower A, 93/1 Wireless Road, Lumpini, Phatumwan, Bangkok, 10330, Thailand
Suzhou City	12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China	Sariyer, Istanbul	Bahcekoy Merkez Mah. Ergene Nehri SK No:8/4 Bahcekoy Sariyer Istanbul, Turkey
Beijing Economic and Technical Development Area	No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China	Bağcılar, Istanbul	Mahmutbey Mahallesi Taşocağıyolu, Caddesi Özlem Sokak No:6 Kısık, Plaza Zemin Bağımsız 1-2 Bağcılar, İstanbul, Turkey
Bogota	Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., Colombia	Jebel Ali, Dubai	PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates
Alajuela	Building B32, 50 meters South of Revisión Téchnica Vehicular, Province de Alajuela, Canton Alajuela, Coyol Free Zone, District San José, Costa Rica	HealthCare City, Dubai 1	401-404 & 406-407, Floor 4, Building 47, Dubai Healthcare City, Dubai, United Arab Emirates
Willemstad	Pietermaai 15, PO Box 4905, Curaçao	HealthCare City, Dubai 2	101-104, 1st Floor, Building 47, Dubai HealthCare City, Dubai, United Arab Emirates

9 Subsidiary undertakings exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2019:

–    Smith & Nephew China Holdings UK Limited (Registration number: 9152387)

–    Smith & Nephew Investment Holdings Limited (Registration number: 384546)

–    Smith & Nephew Trading Group Limited (Registration number: 681256)

–    Smith & Nephew USD One Limited (Registration number: 10428326)

–    TP Limited (Registration number: SC005366)

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 185–192 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

192	Smith+Nephew Annual Report 2019

Strategy

Group information

Business overview and Group history

In 2019, Smith+Nephew’s operations were organised into three global franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry.

The Group has a history dating back 160 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK in 1856. Following his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

By the late 1990s, Smith+Nephew had expanded into being a diverse healthcare company with operations across the globe, producing various medical devices, personal care products and traditional and advanced wound care treatments. In 1998, Smith+Nephew announced a major restructuring to focus management attention and investment on three global business units – Advanced Wound Management, Endoscopy and Orthopaedics – which offered high growth and margin opportunities. In 2011, the Endoscopy and Orthopaedics businesses were brought together to create an Advanced Surgical Devices division. In 2015, the Advanced Wound Management and Advanced Surgical Devices divisions were brought together to form a global business across nine product franchises, managed as three geographical selling regions with global functions for operations, R&D and corporate support functions.

Smith+Nephew was incorporated and listed on the London Stock Exchange in 1937 and in 1999 the Group was also listed on the New York Stock Exchange. In 2001, Smith+Nephew became a constituent member of the FTSE 100 index in the UK. This means that Smith+Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation.

Today, Smith+Nephew is a public limited company incorporated and headquartered in the UK and carries out business around the world.

Properties

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area
(square feet 000’s)
Group head office and surgical training facility in Watford, UK	60
Manufacturing and office facilities in Memphis, Tennessee, US	968
Wound management manufacturing, research and office facility in Hull, UK	473
Manufacturing facility in Suzhou, China	288
Manufacturing facility in Alajuela, Costa Rica	270
Distribution facility in Memphis, Tennessee, US	248
Manufacturing facility in Beijing, China	192
Manufacturing facility in Oklahoma City, Oklahoma, US	155
Office facilities in Andover, Massachusetts, US	144
Office facilities and laboratory space in Fort Worth, Texas, US	139
Research & development and office facility in Austin, Texas, US	136
Manufacturing facility in Aarau, Switzerland	121
Manufacturing facility in Mansfield, Massachusetts, US	98
Business services centre in Pune, India	74
Business services centre in Wroclaw, Poland	74
Distribution facility in Baar, Switzerland	72
Research & development facility in Pittsburgh, Pennsylvania, US	65
Manufacturing facility in Columbia, Maryland, US	61
Manufacturing facility in Tuttlingen, Germany	50

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

Smith+Nephew Annual Report 2019	193

Strategy
Other information

Group information continued

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

Related party transactions

Except for transactions with associates (see Note 23.2 of Notes to the Group accounts), no other related party had material transactions or loans with Smith+Nephew over the last three financial years.

Risk factors

There are known and unknown risks and uncertainties relating to Smith+Nephew’s business. The factors listed on pages 194–197 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith+Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith+Nephew’s business, financial position or results of operations.

Highly competitive markets

The Group competes across a diverse range of geographic and product markets. Each market in which the Group operates contains a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some of these competitors may have greater financial, marketing and other resources than Smith+Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development (R&D) into their businesses. There is a possibility of further consolidation of competitors, which could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected revenue growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options. Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base and this trend is expected to continue. Some customers have joined group purchasing organisations or introduced other cost containment measures that could lead to downward pressure on prices or limit the number of suppliers in certain business areas, which could adversely affect Smith+Nephew’s results of operations and hinder its growth potential.

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

Proprietary rights and patents

Due to the technological nature of medical devices and the Group’s emphasis on serving its customers with innovative products, the Group has been subject to patent infringement claims and is subject to the potential for additional claims. Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to pay damages, develop non-infringing products or obtain licences to the products which are the subject of such litigation, thereby affecting the Group’s growth and profitability. Smith+Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group’s business interests. If Smith+Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations. In addition, intellectual property rights may not be protectable to the same extent in all countries in which the Group operates.

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

194	Smith+Nephew Annual Report 2019

Strategy

policy, tax policy and pricing which may have an adverse impact on revenue and operating profit. Provisions in US healthcare legislation which previously imposed significant taxes on medical device manufacturers were permanently repealed effective 1 January 2020. There may be an increased risk of adverse changes to government funding policies arising from deterioration in macro-economic conditions from time to time in the Group’s markets.

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

Economic conditions worldwide continue to create several challenges for the Group, including the US Administration’s approach to trade policy, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of government debt, particularly those in the Emerging Markets. These factors could have an increased impact on growth in the future.

Widespread outbreaks of infectious diseases, such as the coronavirus (COVID-19) outbreak create uncertainty and challenges for the Group. The challenges created by the COVID-19 virus outbreak include, but are not limited to, declines in elective procedures at hospitals, disruptions at manufacturing facilities in China, and disruptions in supply and other commercial activities due to travel restrictions. The length and severity of the outbreak and pace of recovery are not clear and there could be an increased impact on the Group depending on these factors.

Political uncertainties, including Brexit

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

There remain heightened levels of political and regulatory uncertainty in the UK following the result of the referendum in June 2016 to leave the European Union. As of the date of this report, there remains uncertainty as to the UK’s future trade and regulatory relationship with the EU. This may adversely impact trading performance across the sector. Regulatory uncertainty forms the most significant risk presently; the ability for us to continue to manufacture and register our products in a compliant manner for global distribution is key. Smith+Nephew has taken steps to prepare for the various Brexit scenarios, including moving certain of its product certifications from UK-based notified bodies to notified bodies based in the EU. The UK accounts for approximately 5% of global Group revenue and the majority of our manufacturing takes place outside the UK and EU. There is also uncertainty around US-China trade relations, which has resulted in tariffs on some medical devices being exported between the two countries.

Currency fluctuations

Smith+Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group’s manufacturing cost base is situated principally in the US, the UK, China, Costa Rica and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currency of the Group’s selling operations, particularly the Euro, Chinese Yuan, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected. The Group manages the impact of exchange rate movements on revenue and cost of goods sold by a policy of transacting forward foreign currency commitments when firm purchase orders are placed. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year. However, the Group is exposed to medium to long-term adverse movements in the strength of currencies compared to the US Dollar. The Group uses the US Dollar as its reporting currency. The US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 39.

Manufacturing and supply

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield, Columbia and Oklahoma City in the US, Hull and Warwick in the UK, Aarau in Switzerland, Tuttlingen in Germany, Suzhou and Beijing in China, Alajuela in Costa Rica and Curaçao, in Dutch Caribbean. If major physical disruption took place at any of these sites, it could adversely affect the results of operations.

Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

The Group is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier. These suppliers must provide the materials in compliance with legal requirements and perform the activities to the Group’s standard of quality requirements.

Smith+Nephew Annual Report 2019	195

Strategy
Other information

Group information continued

Risk factors continued

A supplier’s failure to comply with legal requirements or otherwise meet expected quality standards could create liability for the Group and adversely affect sales of the Group’s related products. The Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products.

In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Any interruption of supply caused by these or other factors could negatively impact Smith+Nephew’s revenue and operating profit.

The Group will, from time to time including as part of the APEX programme, outsource or insource the manufacture of components and finished products to or from third parties and will periodically relocate the manufacture of product and/or processes between existing and/or new facilities. While these are planned activities, with these transfers there is a risk of disruption to supply.

Natural disasters can also lead to manufacturing and supply delays, product shortages, excess inventory, unanticipated costs, lost revenues and damage to reputation. In addition, new environmental regulation or more aggressive enforcement of existing regulations can impact the Group’s ability to manufacture, sterilise and supply product. In addition, our physical assets and supply chains are vulnerable to weather and climate change (eg sea level rise, increased frequency and severity of extreme weather events, and stress on water resources).

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

The Group operates with a global remit and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption. Additional risks to supply include inadequate sales and operational planning and inadequate supply chain capacity to support customer demand and growth.

Attracting and retaining key personnel

The Group’s continued development depends on its ability to hire and retain highly-skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. If Smith+Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its revenue and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

Product liability claims and loss of reputation

The development, manufacture and sale of medical devices entail risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation. There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits. As at 31 December 2019, a provision of $315m is recognised relating to the present value of the estimated costs to resolve all unsettled known and unknown anticipated metal-on-metal hip implant claims globally. See Note 17 to the Group accounts for further details.

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

The Group is also required to comply with the requirements of the EU General Data Protection Regulation (GDPR), which imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored and became effective on 25 May 2018. As privacy and data protection have become more sensitive issues for regulators and consumers, new privacy and data protection laws, such as the GDPR, continue to develop in ways we cannot predict. Ensuring compliance with evolving privacy and data protection laws and regulations on a global basis may require us to change or develop our current business models and practices and may increase our cost of doing business. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities as enforcement of such legislation has increased in recent years on companies and individuals where breaches are found to have occurred. Failure to comply with the requirements of privacy and data protection laws, including GDPR, could adversely affect our business, financial condition or results of operations.

196	Smith+Nephew Annual Report 2019

Strategy

Operating in multiple jurisdictions also subjects the Group to local laws and regulations related to tax, pricing, reimbursement, regulatory requirements, trade policy and varying levels of protection of intellectual property. This exposes the Group to additional risks and potential costs.

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development.

National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith+Nephew’s products include the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the State Food and Drug Administration in China and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. In 2017, the EU reached agreement on a new set of Medical Device Regulations which entered into force on 25 May 2017. These have a three-year transition period and therefore, will apply in EU Member States from 26 May 2020.

The trend is towards more stringent regulation and higher standards of technical appraisal. Such controls have become increasingly demanding to comply with and management believes that this trend will continue. Privacy laws (including HIPAA in the US and GDPR in the UK) and environmental regulations have also become more stringent. Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national medical device regulation and Group policies. Payment for medical devices may be governed by reimbursement tariff agencies in a number of countries. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment. Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to Company reputation.

Failure to make successful acquisitions

A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing business. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. This could result from the diversion of management resources from the acquisition or integration process, challenges of integrating organisations of different geographic, cultural and ethical backgrounds, as well as the prospect of taking on unexpected or unknown liabilities. In addition, the availability of global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance.

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

Reliance on sophisticated information technology and cybersecurity

The Group uses a wide variety of information systems, programmes and technology to manage our business. The Group also develops and sells certain products that are or will be digitally enabled including connection to networks and/or the internet. Our systems and the systems of the entities we acquire are vulnerable to a cyber attack, theft of intellectual property, malicious intrusion, loss of data privacy or other significant disruption. Our systems have been and will continue to be the target of such threats. Cybersecurity is a multifaceted discipline covering people, process and technology. It is also an area where more can always be done; it is a continually evolving practice. We have a layered security approach in place to prevent, detect and respond, in order to minimise the risk and disruption of these intrusions and to monitor our systems on an ongoing basis for current or potential threats. There can be no assurance that these measures will prove effective in protecting Smith+Nephew from future interruptions and as a result the performance of the Group could be materially adversely affected.

Financial reporting, compliance and control

Our financial results depend on our ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury activities and avoid significant transactional errors and customer defaults. Failure to comply with our financial reporting requirements or relevant tax laws can lead to litigation and regulatory activity and ultimately to material loss to the Group. Potential risks include failure to report accurate financial information in compliance with accounting standards and applicable legislation, failure to comply with current tax laws, failure to manage treasury risk effectively and failure to operate adequate financial controls over business operations.

Other risk factors

Smith+Nephew is subject to a number of other risks, which are common to most global medical technology groups and are reviewed as part of the Group’s Risk Management process.

Smith+Nephew Annual Report 2019	197

Strategy
Other information

Factors affecting Smith+Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our growing markets’ on pages 14–15, the financial review on pages 36–39 and ‘Taxation information for shareholders’ on pages 208–209.

Selected financial data

	2019	2018	2017	2016	2015
	$ million	$ million	$ million	$ million	$ million
Income statement
Revenue	5,138	4,904	4,765	4,669	4,634
Cost of goods sold	(1,338)	(1,298)	(1,248)	(1,272)	(1,143)
Gross profit	3,800	3,606	3,517	3,397	3,491
Selling, general and administrative expenses	(2,693)	(2,497)	(2,360)	(2,366)	(2,641)
Research and development expenses	(292)	(246)	(223)	(230)	(222)
Operating profit[1]	815	863	934	801	628
Net interest payable	(55)	(51)	(51)	(46)	(38)
Other finance costs	(18)	(20)	(10)	(16)	(15)
Share of results of associates	1	(11)	6	(3)	(16)
Profit on disposal of business	–	–	–	326	–
Profit before taxation	743	781	879	1,062	559
Taxation	(143)	(118)	(112)	(278)	(149)
Attributable profit for the year	600	663	767	784	410
Earnings per ordinary share
Basic earnings per share	68.6¢	76.0¢	87.8¢	88.1¢	45.9¢
Diluted earnings per share	68.4¢	75.7¢	87.7¢	87.8¢	45.6¢
Average number of shares used in basic earnings per share (millions)	874	873	874	890	894
Average number of shares used in diluted earnings per share (millions)	877	876	875	893	899
Adjusted attributable profit[2]
Attributable profit for the year	600	663	767	784	410
Acquisition and disposal related items	34	(7)	(10)	9	25
Restructuring and rationalisation costs	134	120	–	62	65
Legal and other	50	38	(13)	(20)	187
Amortisation and impairment of acquisition intangibles	143	118	140	178	204
Profit on disposal of business	–	–	–	(326)	–
US tax reform	–	–	(32)	–	–
Taxation on excluded items	(68)	(51)	(26)	48	(130)
Adjusted attributable profit	893	881	826	735	761
Adjusted earnings per ordinary share (EPSA)[3]	102.2¢	100.9¢	94.5¢	82.6¢	85.1¢

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

1   Reconciliation of operating to trading profit is presented below.

2   Non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 200-204.

3   Adjusted earnings per ordinary share is calculated by dividing adjusted attributable profit by the basic weighted number of ordinary shares.

Reconciliation of operating profit to trading profit

	2019	2018	2017	2016	2015
	$ million	$ million	$ million	$ million	$ million
Operating profit	815	863	934	801	628
Acquisition and disposal related items	32	(7)	(10)	9	12
Restructuring and rationalisation costs	134	120	–	62	65
Amortisation and impairment of acquisition intangibles	143	113	140	178	204
Legal and other	45	34	(16)	(30)	190
Trading profit	1,169	1,123	1,048	1,020	1,099

198	Smith+Nephew Annual Report 2019

Strategy

	2019	2018	2017	2016	2015
	$ million	$ million	$ million	$ million	$ million
Group balance sheet data
Non-current assets	6,080	4,982	5,135	4,815	4,692
Current assets	3,219	3,077	2,731	2,529	2,475
Total assets	9,299	8,059	7,866	7,344	7,167
Share capital	177	177	178	180	183
Share premium	610	608	605	600	590
Capital redemption reserve	18	18	17	15	12
Treasury shares	(189)	(214)	(257)	(432)	(294)
Retained earnings and other reserves	4,525	4,285	4,101	3,595	3,475
Total equity	5,141	4,874	4,644	3,958	3,966
Non-current liabilities	2,594	1,720	1,876	2,038	1,857
Current liabilities	1,564	1,465	1,346	1,348	1,344
Total liabilities	4,158	3,185	3,222	3,386	3,201
Total equity and liabilities	9,299	8,059	7,866	7,344	7,167

Group cash flow data and net debt
Cash generated from operations	1,370	1,108	1,273	1,035	1,203
Net interest paid	(52)	(52)	(48)	(45)	(36)
Income taxes paid	(150)	(125)	(135)	(141)	(137)
Net cash inflow from operating activities	1,168	931	1,090	849	1,030
Capital expenditure (including net trade investments and net of disposals of property, plant and equipment)	(385)	(351)	(384)	(394)	(360)
Acquisitions and disposals	(869)	(29)	(159)	(214)	(44)
Proceeds on disposal of business (net of tax)	–	–	–	225	–
Distribution from/(investment in) associate	3	2	–	–	(25)
Payment of capital element of lease liabilities	(46)	–	–	–	–
Proceeds from own shares	9	10	5	6	5
Equity dividends paid	(318)	(321)	(269)	(279)	(272)
Issue of ordinary capital and treasury shares purchased	(61)	(45)	(47)	(358)	(61)
Net cash flow from operating, investing and financing activities	(499)	197	236	(165)	273
Termination of finance lease	–	–	5	–	–
Exchange adjustments	3	(20)	28	(24)	(21)
Lease liabilities	(170)	–	–	–	–
Opening net debt	(1,104)	(1,281)	(1,550)	(1,361)	(1,613)
Closing net debt (including lease liabilities from 1 January 2019)	(1,770)	(1,104)	(1,281)	(1,550)	(1,361)

Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	34.4%	22.7%	27.6%	39.2%	34.3%
Dividends per ordinary share	37.5¢[1]	36.0¢	35.0¢	30.8¢	30.8¢
Research and development costs to revenue	5.7%	5.0%	4.7%	4.9%	4.8%
Capital expenditure (including intangibles but excluding trade investments and assets acquired in a business combination) to revenue	7.9%	7.1%	7.9%	8.4%	7.7%

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

1   The Board has proposed a final dividend of 23.1 US cents per share which together with the interim dividend of 14.4 US cents makes a total for 2019 of 37.5 US cents.

Smith+Nephew Annual Report 2019	199

Strategy
Other information

Non-IFRS financial information – Adjusted measures continued

Non-IFRS financial information – Adjusted measures

These Financial Statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS).These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

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

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated therefore impacting the comparability of the non-financial information presented below between the current year and prior year. In 2019, the Group excluded IFRS 16 lease payments from cash generated from operations when arriving at trading cash flow, and included IFRS 16 right-of-use assets and IFRS 16 lease liabilities in net operating assets in arriving at ROIC.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations or disposed of and for movements in exchange rates.

Underlying revenue growth is considered by the Group to be an important measure of performance in terms of local functional currency since it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-IFRS measure in its internal financial reporting, budgeting and planning to assess performance on both a business and a consolidated Group basis. Revenue growth at constant currency is important in measuring business performance compared to competitors and compared to the growth of the market itself.

The Group considers that revenue from sales of products acquired in material business combinations results in a step-up in growth in revenue in the year of acquisition that cannot be wholly attributed to local management’s efforts with respect to the business in the year of acquisition. Depending on the timing of the acquisition, there will usually be a further step change in the following year. A measure of growth excluding the effects of business combinations also allows senior management to evaluate the performance and relative impact of growth from the existing business and growth from acquisitions. The process of making business acquisitions is directed, approved and funded from the Group corporate centre in-line with strategic objectives.

The material limitation of the underlying revenue growth measure is that it excludes certain factors, described above, which ultimately have a significant impact on total revenues. The Group compensates for this limitation by taking into account relative movements in exchange rates in its investment, strategic planning and resource allocation. In addition, as the evaluation and assessment of business acquisitions is not within the control of local management, performance of acquisitions is monitored centrally until the business is integrated.

The Group’s management considers that the non-IFRS measure of underlying revenue growth and the IFRS measure of growth in revenue are complementary measures, neither of which management uses exclusively.

Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

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

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

200	Smith+Nephew Annual Report 2019

Strategy

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

			Reconciling items
2019	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	2.5	4.4	–	(1.9)
Hip Implants	–	2.1	–	(2.1)
Other Reconstruction	27.9	12.6	17.5	(2.2)
Trauma	2.4	4.3	–	(1.9)
Orthopaedics	2.5	4.0	0.5	(2.0)
Sports Medicine Joint Repair	10.8	12.3	0.9	(2.4)
Arthroscopic Enabling Technologies	(1.5)	0.8	–	(2.3)
ENT (Ear, Nose and Throat)	4.9	6.7	–	(1.8)
Sports Medicine & ENT	5.2	7.0	0.5	(2.3)
Advanced Wound Care	(3.5)	(0.2)	–	(3.3)
Advanced Wound Bioactives	32.3	(0.4)	33.0	(0.3)
Advanced Wound Devices	12.8	15.7	0.6	(3.5)
Advanced Wound Management	8.3	2.2	8.7	(2.6)
Total	4.8	4.4	2.6	(2.2)

			Reconciling items
2018	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	3	3	–	–
Hip Implants	2	2	–	–
Other Reconstruction	36	36	–	–
Trauma	–	(1)	–	1
Orthopaedics	3	3	–	–
Sports Medicine Joint Repair	10	7	2	1
Arthroscopic Enabling Technologies	(2)	(3)	–	1
ENT (Ear, Nose and Throat)	5	5	–	–
Sports Medicine & ENT	4	2	2	–
Advanced Wound Care	3	1	–	2
Advanced Wound Bioactives	(6)	(6)	–	–
Advanced Wound Devices	10	9	–	1
Advanced Wound Management	2	–	–	2
Total	3	2	–	1

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contribution to fund defined benefit pension schemes that are closed to future accrual and IFRS 16 lease payments are also excluded from cash generated from operations when arriving at trading cash flow.

Smith+Nephew Annual Report 2019	201

Strategy
Other information

Non-IFRS financial information – Adjusted measures continued

Adjusted earnings per ordinary share (EPSA)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2019 Reported	5,138	815	743	(143)	600	1,370	68.6
Acquisition and disposal related items	–	32	34	(6)	28	36	3.4
Restructuring and rationalisation costs	–	134	134	(25)	109	123	12.5
Amortisation and impairment of acquisition intangibles	–	143	143	(32)	111	–	12.6
Legal and other[7]	–	45	50	(5)	45	(105)	5.1
Lease liability payments	–	–	–	–	–	(46)	–
Capital expenditure	–	–	–	–	–	(408)	–
2019 Adjusted	5,138	1,169	1,104	(211)	893	970	102.2

Acquisitions and disposal related items: For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

Restructuring and rationalisation costs: For the year to 31 December 2019 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2019 charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2019 were partially offset by a credit of $147m relating to insurance recoveries for ongoing metal-on-metal hip claims. Trading cash flow additionally excludes $6m of cash funding to closed defined benefit pension schemes and a $35m receipt (held as a receivable as at 31 December 2018) relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003.

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2018 Reported	4,904	863	781	(118)	663	1,108	76.0
Acquisition and disposal related items	–	(7)	(7)	1	(6)	3	(0.7)
Restructuring and rationalisation costs	–	120	120	(24)	96	83	11.0
Amortisation and impairment of acquisition intangibles	–	113	118	(27)	91	–	10.3
Legal and other[7]	–	34	38	(1)	37	104	4.3
Capital expenditure	–	–	–	–	–	(347)	–
2018 Adjusted	4,904	1,123	1,050	(169)	881	951	100.9

202	Smith+Nephew Annual Report 2019

Strategy

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

Legal and other: For the year ended 31 December 2018 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $72m in the provision that reflected the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The year to 31 December 2018 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2018 were partially offset by a credit of $84m relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003. Trading cash flow additionally excludes $35 million of cash funding to closed defined benefit pension schemes.

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

7 From 1 January 2017, the ongoing funding of defined benefit pension schemes is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Free cash flow

Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework, it is defined as the cash generated from operations less: capital expenditure and cash flows from interest and income taxes. A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2019	2018	2017
	$ million	$ million	$ million
Cash generated from operations	1,370	1,108	1,273
Capital expenditure	(408)	(347)	(376)
Interest received	4	2	2
Interest paid	(56)	(54)	(50)
Payment of lease liabilities	(46)	–	–
Income taxes paid	(150)	(125)	(135)
Free cash flow	714	584	714

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 15 to the Group accounts. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets.

The calculation of the leverage ratio is set out below:

2019
$ million
Net debt including lease liabilities	1,770

Trading profit	1,169
Depreciation of property, plant and equipment	292
Amortisation of other intangible assets	61
Adjusted EBITDA	1,522
Leverage ratio (x)	1.2

Smith+Nephew Annual Report 2019	203

Strategy
Other information

Non-IFRS financial information – Adjusted measures continued

Return on invested capital (ROIC)

Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback.

ROIC is defined as: Operating Profit less Adjusted Taxes/((Opening Net Operating Assets + Closing Net Operating Assets)/2).

	2019	2018	2017
	$ million	$ million	$ million
Operating profit	815	863	934
Taxation	(143)	(118)	(112)
Taxation adjustment[1]	(14)	(14)	(10)
Operating profit less adjusted taxes	658	731	812

Total equity	5,141	4,874	4,644
Retirement benefit assets	(106)	(92)	(62)
Investments	(7)	(34)	(21)
Investments in associates	(103)	(105)	(118)
Right-of-use assets	(156)	–	–
Cash at bank	(277)	(365)	(169)
Long-term borrowings and lease liabilities	1,975	1,301	1,423
Retirement benefit obligations	136	114	131
Bank overdrafts, borrowings, loans and lease liabilities	72	164	27
Net operating assets	6,675	5,857	5,855
Average net operating assets	6,266	5,856	5,695
Return on invested capital	10.5%	12.5%	14.3%

1    Being the taxation on interest income, interest expense, other finance costs and share of results of associates.

Contractual obligations

Contractual obligations at 31 December 2019 were as follows:

	Payments due by period
	Less than	One to	Three to	More than
	one year	three years	five years	five years
	$ million	$ million	$ million	$ million
Debt obligations	26	553	298	–
Private placement notes	42	479	605	710
Purchase obligations	358	8	4	2
Lease liabilities	46	69	34	37
Capital expenditure	38	–	–	–
Other	105	81	10	8
	615	1,190	951	757

Other contractual obligations represent $23m of derivative contracts and $181m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment under the circumstances outlined on page 97.

The Company does not have contracts or other arrangements which individually are essential to the business.

204	Smith+Nephew Annual Report 2019

Strategy

Shareholder information

Ordinary shareholders

Registrar

All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the Annual General Meeting (the ‘AGM’) should be addressed to:

Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

Tel: 0370 703 0047

Tel: +44 (0) 117 378 5450 from outside the UK

www.investorcentre.co.uk

*     Lines are open from 8:30 am to 5:30 pm Monday to Friday, excluding public holidays in England and Wales.

Shareholder communications

We make quarterly financial announcements, which are made available through Stock Exchange announcements and on the Group’s website (www.smith-nephew.com). Copies of recent Annual Reports, press releases, institutional presentations and audio webcasts are also available on the website.

We send paper copies of the Notice of Annual General Meeting and Annual Report only to those shareholders and ADS holders who have elected to receive shareholder documentation by post. Electronic copies of the Annual Report and Notice of Annual General Meeting are available on the Group’s website at www.smith-nephew.com. Both ordinary shareholders and ADS holders can request paper copies of the Annual Report, which the Company provides free of charge. The Company will continue to send to ordinary shareholders by post the Form of Proxy notifying them of the availability of the Annual Report and Notice of Annual General Meeting on the Group’s website. If you elect to receive the Annual Report and Notice of Annual General Meeting electronically you are informed by email of the documents’ availability on the Group’s website. ADS holders receive the Form of Proxy by post, but will not receive a paper copy of the Notice of Annual General Meeting.

Investor communications

The Company maintains regular dialogue with individual institutional shareholders, together with results presentations. To ensure that all members of the Board develop an understanding of the views of major investors, the Executive Directors review significant issues raised by investors with the Board. Non-Executive Directors are sent copies of analysts’ and brokers’ briefings. There is an opportunity for individual shareholders to put their questions to the Directors at the Annual General Meeting and the Company regularly responds to letters from shareholders on a range of issues.

UK capital gains tax

For the purposes of UK capital gains tax, the price of the Company’s ordinary shares on 31 March 1982 was 35.04p.

Smith & Nephew plc share price

The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Smith+Nephew website www.smith-nephew.com and at www.londonstockexchange.com where the live financial data is updated with a 15-minute delay.

American Depositary Shares (‘ADSs’) and American Depositary Receipts (‘ADRs’)

In the US, the Company’s ordinary shares are traded in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange under the symbol SNN. Each American Depositary Share represents two ordinary shares. J.P. Morgan Chase Bank N.A. is the authorised depositary bank for the Company’s ADR programme having taken over from Deutsche Bank from 1 October 2019.

ADS enquiries

All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:

EQ Shareowner Services
P.O. Box 64504
St Paul, MN 55164-0504

US toll free phone: +1-800-990-1135
Online: Visit www.shareowneronline.com and select ‘Contact Us’.
www.adr.com

Smith & Nephew plc ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and the Smith+Nephew website www.smith-nephew.com where the live financial data is updated with a 15-minute delay, and is quoted daily in the Wall Street Journal.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2019 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

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

Smith+Nephew Annual Report 2019	205

Strategy
Other information

Shareholder information continued

Persons depositing or withdrawing shares must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) $0.05 (or less) per ADS

– Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

– Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

– Any cash distribution to ADS registered holders, including payment of dividend

$0.05 (or less) per ADS per calendar year Registration or transfer fees	– Depositary services – Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	– As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	– As necessary

During 2019, a fee of 1 US cent per ADS was collected by Deutsche Bank Trust Company Americas on the 2018 final dividend paid in May 2019 and a fee of 1 US cent per ADS was collected by J.P. Morgan Chase on the 2019 interim dividend paid in October 2019. In the period 1 January 2019 to 14 February 2020, the total programme payments paid by Deutsche Bank Trust Company Americas and J.P. Morgan Chase were $772,562.16

Dividend history

Smith & Nephew plc has paid dividends on its ordinary shares in every year since 1937. Following the capital restructuring and dividend reduction in 2000, the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the ‘Selected financial data’, to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004, the dividend increased in-line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy, from that of increasing dividends in-line with inflation, to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company’s share capital into US Dollars, the Board reaffirmed its policy of increasing the dividend by 10% a year in US Dollar terms. On 2 August 2012, the Board announced its intention to pursue a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows.

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

Future dividends of Smith & Nephew plc will be dependent upon: future earnings; the future financial condition of the Group; the Board’s dividend policy; and the additional factors that might affect the business of the Group set out in ‘Special note regarding forward-looking statements’ and ‘Risk Factors’.

Dividends per share

The table below sets out the dividends per ordinary share in the last five years.

From 6 April 2018 dividends below £2,000 per tax year became tax free for UK income tax purposes and dividends above £2,000 per tax year became subject to personal income tax at the rate of 7.5% for UK basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. If you need to pay UK tax, how you pay depends on the amount of dividend income you receive in a year. If your dividend income is up to £10,000 you can request HMRC to change your tax code so that the tax will be taken from your wages or pension or you can complete a self-assessment tax return. If your dividend income is over £10,000 in the tax year, you will need to complete a self-assessment tax return. This will apply to both cash and dividend reinvestment plan (‘DRiP’) dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free.

Between 6 April 2016 and 6 April 2018 dividends below £5,000 per tax year were tax free and dividends above £5,000 per tax year were subject to personal income tax at the rates referred to above.

Dividends per share

	Years ended 31 December
	2019		2018	2017	2016	2015
Pence per share:
Interim	11.190		10.670	9.340	10.080	7.680
Final	17.750	[1]	16.990	16.240	14.420	13.000
Total	28.940		27.660	25.580	24.500	20.680
US cents per share:
Interim	14.400		14.000	12.300	12.300	11.800
Final	23.100		22.000	22.700	18.500	19.000
Total	37.500		36.000	35.000	30.800	30.800

1    Translated at the Bank of England rate on 14 February 2020.

206	Smith+Nephew Annual Report 2019

Strategy

Dividends shown in the table on page 206, prior to 6 April 2016, include the associated UK tax credit of 10%, but exclude the deduction of withholding taxes.

Since the second interim dividend for 2005, all dividends have been declared in US cents per ordinary share.

In respect of the proposed final dividend for the year ended 31 December 2019 of 23.1 US cents per ordinary share, the record date will be 3 April 2020 and the payment date will be 6 May 2020. The Sterling equivalent per ordinary share will be set following the record date.

Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 15 April 2020. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 2 April 2020.

The proposed final dividend of 23.1 US cents per ordinary share, which together with the interim dividend of 14.4 US cents, makes a total for 2019 of 37.5 US cents.

Share capital

The principal trading market for the ordinary shares is the London Stock Exchange. The ordinary shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents two ordinary shares from 14 October 2014, before which time one ADS represented five ordinary shares. The ADS facility is sponsored by J.P. Morgan Chase acting as depositary.

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

Major shareholders

		As at 31 December
	14 February 2020	2019	2018	2017
	%*	%*	%*	%*
BlackRock, Inc.	5.2	5.2	5.2	5.2

		As at 31 December
	14 February 2020	2019	2018	2017
	‘000	‘000	‘000	‘000
BlackRock, Inc.	46,427	46,427	46,427	46,427

*    Percentage of ordinary shares in issue, excluding Treasury shares.

Shareholdings

As at 14 February 2020, to the knowledge of the Group, there were 14,233 registered holders of ordinary shares, of whom 93 had registered addresses in the US and held a total of 160,388 ordinary shares (0.018% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US.

As at 14 February 2020, 42,027,896 ADSs equivalent to 84,055,792 ordinary shares or approximately 9.6% of the total ordinary shares in issue, were outstanding and were held by 86 registered ADS holders.

Major shareholders

As far as is known to Smith+Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by  any Government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 14 February 2020, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, as defined in the Disclosure and Transparency Rules (DTRs) of the Financial Conduct Authority (FCA), other than as shown above, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

The table above shows the last notification(s) received by the Company, in accordance with the FCA’s DTRs relating to notifiable interests in the voting rights in the Company’s issued share capital.

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company.

From 1 January 2019 to 14 February 2020, in the months listed below, the Company has purchased 3,095,156 ordinary shares at a cost of $63,278,944.

The shares were purchased in the open market by J.P. Morgan Securities plc on behalf of the Company.

Purchase of ordinary shares on behalf of the Company

The shares were purchased in the open market by J.P. Morgan Securities plc on behalf of the Company.The shares were purchased in the open market by J.P. Morgan Securities plc on behalf of the Company. he shares were purchased in the open market by J.P. Morgan Securities Plc on behalf of the Company.

	Total shares	Average price	Approximate US$ value
	purchased	paid per share	of shares purchased
	000's	pence	under the plan
11-15 February 2019	976	1,465.1940	$ 18,387,536

7-14 May 2019	1,156	1,600.5423	$ 24,006,466
5 August 2019	258	1,855.0651	$ 5,833,465
5-8 November 2019	705	1,659.3105	$ 15,051,475

Smith+Nephew Annual Report 2019	207

Strategy
Other information

Shareholder information continued

Exchange controls and other limitations affecting security holders

There are no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Smith & Nephew plc’s securities, except for certain restrictions imposed from time to time by Her Majesty’s Treasury of the United Kingdom pursuant to legislation, such as the United Nations Act 1946 and the Emergency Laws Act 1964, against the Government or residents of certain countries.

There are no limitations, either under the laws of the UK or under the Articles of Association of Smith & Nephew plc, restricting the right of non-UK residents to hold or to exercise voting rights in respect of ordinary shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. It is, however, the current practice of the Company to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s dividend reinvestment plan, which are not sent to shareholders with recorded addresses in the US and Canada.

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the USA (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of shareholders who directly, indirectly or constructively own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) persons whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) persons whose registered address is inside the UK. This discussion does not apply to certain investors subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code known as the Medicare Contribution Tax, any alternative minimum tax consequences, any US federal tax other than income tax or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets for tax purposes. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2019.

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the ordinary shares represented by the ADSs. However, the US Treasury has expressed concerns that parties to whom depositary shares are released before shares are delivered to the depositary (pre-released) may be taking actions that are inconsistent with the claiming of foreign tax credits by owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non‑corporate US Holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non‑corporate US Holders of ADSs could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

Taxation of capital gains

US Holders, who are not resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or ordinary shares unless the ADSs or ordinary shares

208	Smith+Nephew Annual Report 2019

Strategy

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

Inheritance and estate taxes

HM Revenue & Customs imposes inheritance tax on capital transfers which occur on death and in the seven years preceding death. HM Revenue & Customs considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the USA and is not a UK national or domiciled in the UK will not be subject to UK inheritance tax in respect of ADSs and ordinary shares. A UK national who is domiciled in the US will be subject to UK inheritance tax but will be entitled to a credit for any US federal estate tax charged in respect of ADSs and ordinary shares in computing the liability to UK inheritance tax. Special rules apply where ADSs and ordinary shares are business property of a permanent establishment of an enterprise situated in the UK.

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

UK legislation provides for a charge to stamp duty (in the case of transfers) or SDRT to be payable at the rate of 1.5% of the consideration (or, in some cases, the value of the shares concerned) where ordinary shares are issued or transferred to the depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the depositary on deposits of ordinary shares will be charged by the depositary to the party to whom ADRs are delivered against such deposits. Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. The Government has confirmed that it will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance service or depositary receipt systems following the UK’s exit from the EU. In HMRC’s view, the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

Smith+Nephew Annual Report 2019	209

Strategy
Other information

Shareholder information continued

Articles of Association

The following summarises certain material rights of holders of the Company’s ordinary shares under the material provisions of the Company’s Articles of Association, being those which were adopted at the 2019 Annual General Meeting and English law. This summary is qualified in its entirety by reference to the Companies Act and the Company’s Articles of Association. In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of an ordinary share.

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

Directors

Under the Company’s Articles of Association, a Director may not vote in respect of any contract, arrangement, transaction or proposal in which he or she, or any person connected with him or her, has any interest which is to his or her knowledge a material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities in which he will be interested as an underwriter, (d) concerning another body corporate in which the Director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the Director will share equally with other employees and (f) relating to any insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (and/or officers) of the Company.

A Director shall not vote or be counted in any quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

The Board is empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed the sum of $8,500,000,000.

Any Director who has been appointed by the Board since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director, holds office only until the conclusion of the next Annual General Meeting (notice of which was given after his or her appointment) and then shall be eligible for re-election by the shareholders. The Company’s Articles of Association provide that all Directors are subject to annual re-election in accordance with the UK Corporate Governance Code. If not re-appointed, a Director retiring at a meeting shall retain office until the meeting appoints someone in his place, or if it does not do so, until the conclusion of the meeting.

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

If authorised by an ordinary resolution of the shareholders, the Board may also make a direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of the Company).

Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company. Provided that during this 12-year period, at least three dividends whether interim or final on or in respect of the share in question have become payable, and provided further the Company has taken steps which the Board considers reasonable during this 12-year period to trace the shareholder (including, if appropriate, engaging a professional tracing agent) and has sent notice of the Board’s intention to sell the shares, the Board can sell the shares and use such proceeds for any purpose that the Board thinks fit.

Other than those adopted by shareholders at the Annual General Meeting in April 2019, there were no material modifications to the rights of shareholders under the Company’s Articles of Association during 2019.

Voting rights of ordinary shares

The Company’s Articles of Association provide that voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded and held. On a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for each ordinary share held by that shareholder. A poll may be demanded by any of the following:

-	The chair of the meeting;
-	At least five shareholders present or by proxy entitled to vote on the resolution;
-	Any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the resolution; or

210	Smith+Nephew Annual Report 2019

Strategy

-

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

Matters are transacted at general meetings of the Company by the processing and passing of resolutions of which there are two kinds; ordinary and special resolutions:

-

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

-

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

Annual General Meetings must be convened upon advance written notice of 21 days. Other general meetings must be convened upon advance written notice of at least 14 clear days. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board. Members with 5% of the ordinary share capital of the Company may requisition the Board to convene a meeting. Any two Members may call a general meeting in order to appoint one or more additional Directors in the event that there are insufficient Directors to be able to call a general meeting, or where they are unwilling to do so.

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

Rights in a winding up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

-	After the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors;
-	Subject to any special rights attaching to any other class of shares; and
-

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

Transfers of shares

The Board may refuse to register the transfer of shares held in certificated form which:

-	Are not fully paid (provided that it shall not exercise this discretion in such a way as to prevent stock market dealings in the shares of that class from taking place on an open and proper basis);
-

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

-	Are in respect of more than one class of shares; or
-	Are in favour of more than four transferees.

Deferred shares

Following the re-denomination of share capital on 23 January 2006, the ordinary shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the ordinary shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created, deferred shares, of which 50,000 shares of £1 each were issued and allotted in 2006 as fully paid to the Chief Executive Officer. These shares were subsequently transferred and are now held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish. These deferred shares have no voting or dividend rights and on winding up are only are entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional US$1,000 each.

Amendments

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

Smith+Nephew Annual Report 2019	211

Strategy
Other information

Shareholder information continued

Cross reference to Form 20‑F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20- F.

Part I		Page	Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a	Item 9	The Offer and Listing
Item 2	Offer Statistics and Expected Timetable	n/a		A – Offer and Listing Details	205–207
Item 3	Key Information			B – Plan of Distribution	n/a
	A – Selected Financial Data	198–204		C – Markets	205–206
	B – Capitalization and Indebtedness	n/a		D – Selling shareholders	n/a
	C – Reason for the Offer and Use of Proceeds	n/a		E – Dilution	n/a
	D – Risk Factors	194–197		F – Expenses of the Issue	n/a
Item 4	Information on the Company		Item 10	Additional Information
	A – History and Development of the Company	187, 193, 214, 215		A – Share Capital	n/a
	B – Business Overview	2–49, 138–139,		B – Memorandum and Articles of Association	210–211
	C – Organizational Structure	154–155, 189–192		C – Material Contracts	None
	D – Property, Plant and Equipment	148–149, 193		D – Exchange Controls	208
Item 4A	Unresolved Staff Comments	None		E – Taxation	208–209
Item 5	Operating and Financial Review and Prospects			F – Dividends and Paying Agents	n/a
	A – Operating results	1, 2, 36–39, 137–143, 194–197		G – Statement by Experts	n/a
	B – Liquidity and Capital Resources	39, 158–160, 179–180		H – Documents on Display	215
	C – Research and Development, Patents and Licences, etc.	1, 28–29, 141		I – Subsidiary Information	189–192
	D – Trend Information	14–15, 38–39, 193–197	Item 11	Quantitative and Qualitative Disclosure about Market Risk	161–167, 194–197
	E – Off Balance Sheet Arrangements	194	Item 12	Description of Securities other than Equity Securities
	F – Tabular Disclosure of Contractual Obligations	204		A – Debt Securities	n/a
	G – Safe Harbor	215		B – Warrants and Rights	n/a
Item 6	Directors, Senior Management and Employees			C – Other Securities	n/a
	A – Directors and Senior Management	53–61		D – American Depositary Shares	205–206
	B – Compensation	86–120	Part II		Page
	C – Board Practices	53–85	Item 13	Defaults, Dividend Arrearages and Delinquencies	None
	D – Employees	24–25, 142	Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	E – Share Ownership	114–116, 184	Item 15	Controls and Procedures	78–79
Item 7	Major Shareholders and Related Party Transactions		Item 16	(Reserved)	n/a
	A – Major shareholders	207		A – Audit Committee Financial Expert	72
	B – Related Party Transactions	184, 194		B – Code of Ethics	79
	C – Interests of Experts and Counsel	n/a		C – Principal Accountant Fees and Services	74–75, 142
Item 8	Financial information			D – Exemptions from the Listing Standards for Audit Committees	n/a
	A – Consolidated Statements and Other Financial Information	130–184		E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	178, 207
	Legal Proceedings	169–170		F – Change in Registrant’s Certifying Accountant	n/a
	Dividends	206–207		G – Corporate Governance	52
	B – Significant Changes	None		H – Mine Safety Disclosure	n/a
			Part III		Page
			Item 17	Financial Statements	n/a
			Item 18	Financial Statements	122, 130–184, 200–204
			Item 19	Exhibits

212	Smith+Nephew Annual Report 2019

Strategy

Glossary of terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning	Term	Meaning
ACL	The anterior cruciate ligament (ACL) is one of the four major ligaments in the human knee.	Knee implants	A product group which includes an innovative range of products for specialised knee replacement procedures.
ADR	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares evidenced by American Depositary Receipts (ADRs).	LSE	London Stock Exchange.
		MHRA	The Medicines and Healthcare products Regulatory Agency in the UK.
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs).	Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
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

Advanced Wound Bioactives

A product group which includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration, and regenerative medicine products including skin, bone graft and articular cartilage substitutes.

Advanced Wound Care	A product group which includes products for the treatment and prevention of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds.	Other Reconstruction	A product group which includes robotics-assisted surgery, bone cement and accessory products.
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

Advanced Wound Devices

A product group which includes traditional and single-use Negative Pressure Wound Therapy, a patient monitoring system for pressure injury prevention and patient mobility monitoring, and hydrosurgery systems.

AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications being the knee and shoulder.
Basis Point	One hundredth of one percentage point.	Parent Company	Smith & Nephew plc.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.	Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.	SEC	US Securities and Exchange Commission.
		Sports Medicine Joint Repair	The Sports Medicine Joint Repair franchise includes instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
Companies Act	Companies Act 2006, as amended, of England and Wales.
Emerging Markets	Emerging Markets include Latin America, Asia (excluding Japan), Africa and Russia.	Trading results

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contribution to fund defined benefit pension schemes that are closed to future accrual and IFRS 16 lease payments are also excluded from cash generated from operations when arriving at trading cash flow.

EPSA

EPSA (Adjusted earnings per ordinary share) is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability.

Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.
Established Markets	Established Markets are United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.
FDA	US Food and Drug Administration.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.	Trauma & Extremities	A product group which includes internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
Group or Smith+Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.	UK	United Kingdom of Great Britain and Northern Ireland.
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.	Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
		US	United States of America.
Hip Implants	A product group which includes specialist products for reconstruction of the hip joint.
		US Dollars, $ or cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.

IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

Smith+Nephew Annual Report 2019	213

Strategy
Other information

Shareholder information continued

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

The Group does not have a legal entity based in Iran, but in 2019 it exported certain medical devices to Iran, via sales by non- US entities, to a privately owned Iranian distributor for sale in Iran. Sales by the distributor were made to hospitals that we understand are owned or controlled by the Government of Iran.

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

In 2019, Smith+Nephew’s gross revenues from sales to Iran were approximately US$6.2m and net losses were approximately US$1.0m.

The Group is reporting the entire gross revenues and net losses for the activities described above, which figures include sales of US origin medical devices. Although the Group is not required to disclose the sales of US origin medical devices because such sales to Iran are licensed under US law, the Group is including sales of these devices in its total gross revenue and net profit figures as it does not separately break out revenues and profits by country of origin.

About Smith+Nephew

The Smith+Nephew Group (the Group) is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, and revenue of approximately $5.1bn in 2019. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2019. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

Smith+Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services. In 2019, Smith+Nephew’s operations were organised into three global franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry.

Smith+Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not and should not be regarded as being part of, or incorporated into, this Annual Report.

The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For the convenience of the reader, a Glossary of terms used in this document is included on pages 213. The product names referred to in this document are identified by use of capital letters and the ◊ symbol (on first occurrence) and are trademarks owned by or licensed to members of the Group.

Presentation

The Group’s fiscal year end is 31 December. References to a particular year in this Annual Report are to the fiscal year, unless otherwise indicated. Except as the context otherwise requires, ‘ordinary share’ or ‘share’ refer to the ordinary shares of Smith & Nephew plc of 20 US cents each.

The Group Accounts of Smith & Nephew plc in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated.

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 14 February 2020, the latest practicable date for this Annual Report, the Bank of England rate was US$1.3015 per £1.00.

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

The Accounts of the Group in this Annual Report are presented in millions (m) unless otherwise indicated.

214	Smith+Nephew Annual Report 2019

Strategy

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

For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; manufacturing and supply related risk; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology and cybersecurity. Specific risks faced by the Group are described under ‘Risk factors’ on pages 194–197 of this Annual Report. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew’s expectations.

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

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is:

Smith & Nephew plc

Building 5, Croxley Park,

Hatters Lane, Watford,

Hertfordshire WD18 8YE UK.

Registered in England and Wales

No. 324357.

Tel: +44(0)1923 477 100

www.smith-nephew.com

Smith+Nephew Annual Report 2019	215

Strategy

Other information

Shareholder information continued

Index

Accounting Policies	130, 135–137	Group statement of comprehensive income	131
Accounts Presentation	214	Intangible assets	152–153
Acquisitions	7, 36, 181–183	Intellectual property	170
Acquisition and disposal related items	140, 202–203	Interest and other finance costs	143
American Depositary Shares	205–206	Inventories	155–156
Articles of Association	210–211	Investments	154
Audit fees	74–75, 142	Investment in associates	154–155
Board	54–57	Key Performance Indicators	1
Business overview	2–3, 189–192	Leases	135–136, 142, 183
Business segment information	14–23, 137–141	Legal and other	141, 202–203
Cash and borrowings	158–160	Legal proceedings	169–170
Chair’s statement	4–5	Liquidity and capital resources	39, 159
Chief Executive Officer’s review	6–7	Manufacturing & quality	31
Chief Financial Officer’s review	36–37	Medical education	30
Company balance sheet	185	New accounting standards	135–136
Company notes to the accounts	187–192	Off-balance sheet arrangements	194
Compliance & Culture	26, 80-85	Operating profit	141–142
Contingencies	168–170, 188	Other finance costs	143
Contractual obligations	204	Our growing markets	14–15
Corporate Governance Statement	52	Outlook and trend information	14–15, 36–39, 193–197
Critical judgements and estimates	130	Parent Company accounts	185–192
Cross Reference to Form 20-F	212	People/Employees	24–25
Currency fluctuations	195	Provisions	168–170
Currency translation	137	Property, plant and equipment	148–150
Deferred taxation	146–147	Regulation	14, 44
Directors’ Remuneration Report	86–120	Related party transactions	184, 194
Directors’ responsibility statement	122	Report of Independent Registered Public Accounting Firm	123–129
Dividends	179, 206–207	Research & development	28–29
Earnings per share	1, 37, 38, 147–148	Restructuring and rationalisation expenses	141, 202–203
Employees/People	24–25	Retirement benefit obligations	170–176
Employee share plans	184	Risk factors	194–197
Executive Officers	58–61	Risk report	40–51
Factors affecting results of operations	198	Sales & marketing	27
Financial instruments	161–167	Selected financial data	198–199
Financial review	38–39	Share-based payments	184
Glossary of terms	213	Share capital	177–178, 207–208
Goodwill	150–152	Shareholder information	205–216
Group balance sheet	132	Strategic imperatives	8
Group cash flow statement	133	Sustainability	32–35
Group companies	189–192	Taxation	143–147
Group history	193	Taxation information for shareholders	208–209
Group income statement	131	Total shareholder return	118
Group notes to the accounts	135–184	Trade and other payables	158
Group overview	2–3, 193	Trade and other receivables	156–157
Group statement of changes in equity	134	Treasury shares	178

216	Smith+Nephew Annual Report 2019

Strategy

Financial calendar

Annual General Meeting

The Company’s Annual General Meeting (‘AGM’) will be held on Thursday, 9 April 2020 at 2:00 pm at No.11 Cavendish Square, London W1G 0AN.

Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting.

2020
Annual General Meeting	9 April
First quarter Trading Report	6 May
Payment of 2019 final dividend	6 May
Half year results announced	29 July[1]
Third quarter Trading Report	29 October
Payment of 2019 interim dividend	October/November

2021
Full year results announced	February[1]
Annual Report available	February/March
Annual General Meeting	April

1	Dividend declaration dates.

Smith+Nephew Annual Report 2019	217

Strategy

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association		X

2

Smith & Nephew plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of Smith & Nephew plc’s total assets (on a consolidated basis) is authorized to be issued. Smith & Nephew plc hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC

2	(d)	Description of securities registered under section 12 of the exchange act		X

4	(a) (i)	Agreement and Appendices dated 19 November 2014 by and among Smith & Nephew plc and the purchasers listed in Schedule A	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

(ii)

Agreement dated 15 June 2018 by and among Smith & Nephew plc; J.P. Morgan Securities plc; Bank Of America Merrill Lynch International Limited; Bank Of China Limited, London Branch; HSBC Bank Plc; Mizuho Bank, Ltd.; Societe Generale, London Branch; Sumitomo Mitsui Banking Corporation; and Wells Fargo Bank N.A., London Branch

Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(iii)	Material contract: Agreements and Plan of Merger dated 12 March 2019 by and among Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp., Osiris Therapeutics, Inc. and Smith & Nephew plc		X

	(iv)	Material contract: Note purchase agreement dated 18 December 2019 by and among Smith & Nephew plc and the purchasers listed in Schedule A		X

218	Smith+Nephew Annual Report 2019

Strategy

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (i)	Letter of Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2009 filed on March 26, 2010 (File No. 1-14978)

	(ii)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(iii)	Letter of Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(iv)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(v)	Letter of Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(vi)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(vii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(viii)	Letter of Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(ix)	Letter of Re-Appointment of Ian Barlow	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(x)	Letter of Re-Appointment of Michael Friedman	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(xi)	Smith & Nephew plc Global Share Plan 2010	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xiii)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(xiv)	Service Agreement of Graham Baker	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

Smith+Nephew Annual Report 2019	219

Strategy

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(x)	Letter of Appointment of Robin Freestone as Audit Committee Chairman	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xvi)	Letter of Appointment of Ian Barlow as Senior Independent Director	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xviii)	Letter of Appointment of Marc Owen	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xix)	Letter of Appointment of Angie Risley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xx)	Letter of Appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xxi)	Letter of Re-Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xxii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xxiii)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xxiv)	Service agreement of Namal Nawana	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xxv)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xxvi)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

220	Smith+Nephew Annual Report 2019

Strategy

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(xxvii)	Service agreement of Roland Diggelmann		X

	(xxvii)(a)	Letter of appointment of Roland Diggelmann		X

	(xxviii)	Letter of Re-Appointment of Angie Risley		X

	(xxix)	Letter of Re-Appointment of Marc Owen		X

	(xxx)	Letter of Re-Appointment of Roberto Quarta		X

	(xxxi)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley		X

8		Principal Subsidiaries		X

12	(a)	Certification of Roland Diggelmann filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Graham Baker filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Roland Diggelmann and Graham Baker furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

Smith+Nephew Annual Report 2019	221

Strategy

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

222	Smith+Nephew Annual Report 2019

Strategy

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Watford, England
March 2, 2020

Smith+Nephew Annual Report 2019	223