Form 20-F/A
period 2019-12-31
SMITH & NEPHEW PLC
filed 2020-09-25
CIK 845982

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

INFORMATION FOR SHAREHOLDERS (Mark One)

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. Yes   ☐    No  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐     No  ☐

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F (this “Form 20-F/A”) is being filed solely to include the Chief Executive Officer’s and Chief Financial Officer’s conclusion regarding the effectiveness of Smith & Nephew plc’s (the “Registrant”) disclosure controls and procedures as required by Item 15(a) of Form 20-F, which was inadvertently not included in the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 that was originally filed on March 2, 2020 (the “Original Form 20-F”).

This Form 20-F/A includes Item 15 from pages 78-79 the Original Form 20-F, as amended to include the above conclusion regarding effectiveness of disclosure controls and procedures. Item 15 is hereby amended and restated in its entirety. In addition, the Registrant is including Item 19 of Part III with this Form 20-F/A solely to file the certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Form 20-F/A makes no changes to the financial statements of the Registrant included in the Original Form 20-F. Except as described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred after the filing of the Original Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

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

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through its Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any significant weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2019 and included the period up to the approval of this Annual Report. The main elements of this review are as follows:

– The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2019. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 20 February 2020 that the disclosure controls and procedures were effective as at 31 December 2019.

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Amendment No.1:

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith
12(a)	Certification of Roland Diggelmann filed pursuant to Exchange Act Rule 13a -14(a)		X

(b)	Certification of Anne-Francoise Nesmes filed pursuant to Exchange Act Rule 13a -14(a)		X

13(a)	Certification of Roland Diggelmann and Anne-Francoise Nesmes furnished pursuant to Exchange Act Rule 13a – 14(b)		X

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Watford, England
September 25, 2020