Form 20-F
period 2020-12-31
SMITH & NEPHEW PLC
filed 2021-03-01
CIK 845982

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

INFORMATION FOR SHAREHOLDERS (Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

◻	Other information	XXX

Commission file number 1-14978

Board leadership and purpose	XX

Smith & Nephew plc

(Exact name of Registrant as specified in its charter)

England and Wales (Jurisdiction of incorporation or organization)

Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire WD18 8YE

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name on each exchange on which registered
American Depositary Shares Ordinary Shares of 20¢ each 2.032% Notes due 2030	SNN SNN 30	New York Stock Exchange New York Stock Exchange* New York Stock Exchange

*

Not for trading, but only in connection with the first registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.See page 238 for testimonial reference

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 884,885,397 Ordinary Shares of 20¢ each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined. in Rule 405 of the Securities Act    Yes  ⌧    No  ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or

15(d) of the Securities Exchange Act of 1934    Yes   ◻    No   ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes   ⌧    No  ◻

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ⌧    No  ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ⌧	Accelerated Filer ◻	Non-accelerated filer ◻
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

◻ U.S. GAAP	⌧ International Financial Reporting Standards as issued by the International Accounting Standards Board
◻ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ◻     Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ◻     No  ⌧

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ⌧     No  ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ⌧    No  ◻

+Life Unlimited Annual Report and Accounts 2020

Strategy

Our Purpose

Life Unlimited captures the essence of our purpose to
improve the health issues that hinder people from living
their lives to the fullest. We design and make technology
that takes the limits off living, and we help healthcare
professionals achieve the same goal. Together we
improve life, while also improving performance.

Contents
Strategic report		Governance		Accounts		Other information
At a glance	1	Letter from the Chair	66	Statement of Directors’ responsibilities	139	Group information	214
Who we are	2	Board leadership and purpose	69			Other information	220
Chair’s statement	4	Nomination & Governance Committee report	85	Report of Independent Registered Public Accounting Firm	140	Shareholder information	227
Chief Executive Officer’s review	6
Responding to COVID-19	10	Audit Committee report	88	Group income statement	148
Our global markets	14	Compliance & Culture Committee report	98	Group statement of comprehensive income	148
Our business model	16
Key Performance Indicators	18	Our approach to stakeholders	102	Group balance sheet	149
Financial review	20	Directors’ Remuneration report	106	Group cash flow statement	150
Sustainability reporting	24			Group statement of changes in equity	151
Investing in our people	28
Delivering innovation	36			Notes to the Group accounts	152
Serving our customers	44			Company financial statements	205
Our stakeholders	52			Notes to the Company accounts	207
Risk report	53

Smith+Nephew Annual Report 2020

Strategy
Strategic report

At a glance
+Our Performance
Our performance in 2020 reflected the significant impact of COVID-19 across our markets.
Group revenue $4,560m		Earnings per share (EPS) 51.3¢ -25%	Adjusted Earnings per share[1] (EPSA) 64.6¢ -37%
Reported -11.2%	Underlying[1] -12.1%
Dividend per share 37.5¢ Unchanged		Operating profit $295m -64%	Trading profit[1] $683m -42%
Return on invested capital[1] (ROIC) 7.1% -340bps		Operating profit margin 6.5% -940bps	Trading profit margin[1] 15.0% -780bps
R&D expenditure $307m +5%		Cash generated from operations $972m -29%	Trading cash flow[1] $690m -29%
HCPs trained 185,000+ +67%		Product donations $4.7m

» KPIs on pages 18-19 » Financial review on pages 20-23
1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

Smith+Nephew Annual Report 2020	1

Strategy

Who we are We are a leading portfolio medical technology company Life Unlimited. Smith+Nephew exists to restore people’s bodies and their self-belief.

18,000 employees supporting healthcare professionals in over	100 countries, for more than	160+ years	Smith+Nephew has been responding to COVID-19 since January 2020, first in China, and then across all of our markets globally. » See page 10

Our strategy Five strategic imperatives form our value creation plan for the medium term.			Our culture Our culture pillars guide our behaviours and build winning spirit: » Care » Collaboration » Courage » See page 30
1 Achieve the full potential of our portfolio
2 Transform the business through enabling technologies
3 Expand in high-growth segments
4 Strengthen talent and capabilities
5 Become the best owner

2	Smith+Nephew Annual Report 2020

Strategic report

Innovation

Innovation is at the heart of Smith+Nephew. We deliver new products that empower healthcare professionals with options to improve patient outcomes. We develop technology through our global Research & Development (R&D) programme, and also acquire exciting technologies where we can add value and make a meaningful difference to our customers and their patients.

Manufacturing
and Quality

At Smith+Nephew we take great pride in our manufacturing expertise. Our main manufacturing facilities in the Americas, Europe and Asia continued to deliver our vital products in 2020 despite COVID-19.

Medical Education

Every year Smith+Nephew provides medical education and training to tens of thousands of surgeons and nurses to help improve patient outcomes through the safe and effective use of our products.

» See pages 36–43

We serve our customers through three global franchises	» Read more about our three global franchises on pages 44–51

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

Advanced Wound
Management

Our Advanced Wound Management portfolio provides a comprehensive set of products to meet broad and complex clinical needs, to help healthcare professionals reduce the human and economic consequences of wounds.

Smith+Nephew Annual Report 2020	3

Chair’s statement Emerging stronger from a challenging year

Graham Baker stood down as CFO in April for a new opportunity, and left with our best wishes for the future. The Board is grateful to Ian Melling, Senior Vice President Group Finance, who served as interim CFO between Graham leaving and Anne-Françoise joining.

Smith+Nephew has a strong, stable and highly experienced leadership team and the Board has noted the team spirit developing between Roland, Anne-Françoise and the whole Executive Committee.

We aim for our Board to have a wide range of background, skills and experiences and were pleased to welcome new colleagues with significant experience of leadership in medtech within our major markets of the US, Europe and China. More details on changes to the Board can be found on page 66 onwards.

Annual General Meeting

A highlight in our calendar is the Annual General Meeting, with its opportunity to interact directly with many of our private shareholders. Unfortunately this could not take place in the usual manner in 2020. Rather we held a small official meeting, followed by a virtual question and answer session. I thank everyone involved in delivering this unique event, and also thank shareholders who submitted questions and dialled-in to the virtual session.

Dear Shareholder

The 2020 financial performance was disappointing when set against the high expectations we had for the year.

Revenue was impacted by COVID-19 restrictions in all of our markets and the resultant postponement of elective surgeries. Faced with these challenges, management took the decision that Smith+Nephew had the financial strength to weather this storm whilst continuing to invest in the business and our strategy. As a result, jobs were protected and we proceeded with our plans to invest behind product launches, R&D and acquisitions, offset by some discretionary one-off cost savings.

The combination of the lower revenue and the sustained commitment to investment had an impact on margin, and consequently earnings, for the year. Looking ahead, we expect these investments to drive recovery and deliver higher growth over time. This, in turn, will support recovery in earnings.

Leadership

In July we welcomed Anne-Françoise Nesmes as the Company’s new Chief Financial Officer (CFO). Anne-Françoise is an established finance leader who has demonstrated her effectiveness supporting ambitious strategic, investment and efficiency programmes in her past roles, including CFO of Merlin Entertainments and Dechra Pharmaceuticals.

We expect these investments to drive recovery and deliver higher growth steadily over time. This, in turn, will support recovery in earnings.” Roberto Quarta Chair

4	Smith+Nephew Annual Report 2020

Strategic report

“Smith+Nephew has a strong, stable and highly experienced leadership team.”

Given the ongoing lockdown restrictions, which we expect to continue for some time, we shall be livestreaming our 2021 AGM from our Expert Connect Centre in Watford, UK, to enable all shareholders to participate electronically and safely whilst still being able to vote, speak and raise questions. More details are contained in the Notice of Meeting. We very much hope to be able to revert to an in-person meeting in 2022, as well as continuing to livestream.

Dividend

Smith+Nephew has paid a dividend every year since its shares were first listed on the London Stock Market in 1937. This reflects our long-standing commitment to delivering value while also investing for the future. In 2020, the Board determined that the Company’s strong balance sheet, effective response to COVID-19 and our desire to balance the needs of all our stakeholders, gave us the confidence to ensure shareholders benefitted from an annual distribution.

Therefore, the Board is recommending a Final Dividend of 23.1¢ per share, which, together with the Interim Dividend of 14.4¢ per share, will give a total distribution of 37.5¢ per share, unchanged from 2019 and maintaining our progressive dividend policy.

Culture

The Board wanted to ensure that COVID-19 did not stop our commitment to engage beyond the senior leadership team to take stock of the culture and morale within Smith+Nephew. Prior to the crisis, individual Board members had started a series of face-to-face listening sessions with employees. As we moved to an online environment we were able to continue this process with Board colleagues hosting video calls with employees across US, Europe and Asia Pacific. The invaluable insights from these meetings are covered in the Compliance & Culture Committee report on page 98.

Your Board is proud of how Smith+Nephew’s employees and management team have conducted themselves in 2020. In the face of an unprecedented global situation, they have continued to serve our customers today whilst making solid progress in transforming the Company for the future. On behalf of the whole Board, I would like to thank the team for their dedication and fortitude.

Yours sincerely,

Roberto Quarta

Chair

37.5¢ per share dividend unchanged from 2019
» Our governance report starts on page 66
“Your Board is proud of how Smith+Nephew’s employees and management team have conducted themselves in 2020.”

Smith+Nephew Annual Report 2020	5

Chief Executive Officer’s review Innovation-led and focused on growth

We made significant improvement in our engagement as measured by our Global Employee Survey. We also reinforced our commitment to Inclusion and Diversity by beginning a Standing Together initiative, as well as launching several Employee Inclusion Groups, furthering our long-term strategic priority to strengthen our workforce.

We also made positive steps towards meeting the ambitious targets set out in our new sustainability strategy. These are focused on creating a lasting positive impact on our communities, minimising our environmental impacts, innovating sustainably and creating products that enable people to live their life to the full.

You can read more about all of these initiatives in this report.

» Investing in our people

Dear Shareholder

In 2020 Smith+Nephew faced unprecedented challenges as COVID-19 disrupted our business in every market. Trading across the year was impacted, with the second quarter being particularly badly affected as healthcare systems shut down elective procedures to focus on providing treatment to COVID-19 patients.

Throughout this period we prioritised the health and safety of employees, continued to support our customers and communities, and at the same time undertook important work to strengthen the Group. This included increasing investment in R&D, launching multiple new products, and making strategic acquisitions in higher growth segments.

I am proud of the approach we took and the progress we made.

Guided by our culture

Faced with a global pandemic we could easily have made excuses. We did not. Instead, our employees worked together to care for our customers, our communities and one another to further our purpose of Life Unlimited.

From our sales representatives who slept in their cars outside of hospitals to make sure they were there for the customers who needed them, to our team who mobilised quickly to develop a ventilator prototype, to our employees with health care training who returned to their communities to help treat those with COVID-19, to our essential workers who continued to come to our sites to manufacture and deliver product to our customers – across the business our teams demonstrated our culture pillars of Care, Collaboration and Courage.

Faced with a global pandemic we could easily have made excuses. We did not.” Roland Diggelmann Chief Executive Officer

6	Smith+Nephew Annual Report 2020

Strategic report

2020 performance

We entered 2020 full of optimism following record revenue in 2019 and a growth rate we had not delivered for many years. However, COVID-19 hit early in the year, first in China, an important market for us, and, soon after, all of our markets were affected. As a result, our 2020 revenue and profit were both down year-on-year.

The impact of COVID-19 was most pronounced on our Orthopaedic Reconstruction, Sports Medicine and ENT businesses, driven by lower levels of elective surgery.

Our Advanced Wound Management and Trauma businesses remained more resilient across the year.

The second quarter was particularly difficult, with revenue falling by nearly 30%. We saw some improvement in the summer and autumn, but rates of COVID-19 infection increased again from mid-October onwards. Encouragingly the overall effect on the business was less severe than we saw earlier in the year, as some healthcare systems were able to maintain non-COVID care at a higher rate than before.

Even within this disappointing year there were milestones of note. We sold our millionth PICO◊ 7 Negative Pressure Wound Therapy system and two millionth OXINIUM◊ hip or knee implant. And the success of recently launched products, such as our OR3O◊ Dual Mobility Hip and EVOS◊ System in Trauma, demonstrated that true innovation will always drive demand.

We also adapted in how we served our customers. A highlight of this was our medical education team, which pivoted to online and delivered a record number of training courses across the year.

New innovation

Smith+Nephew is an innovation-led business. In 2020 we invested a record $307 million in R&D and delivered important launches. These included cutting-edge digital solutions, such as a new robotics system, a suite of connected sports medicine surgical tools for the operating room and a business and patient management platform to help customers expand outpatient care. Despite the challenges, we intentionally maintained our focus on developing and launching new products so that we could regain momentum as our markets recovered.

Investing in businesses and technologies in higher-growth segments is at the core of our acquisition strategy. The pandemic did not stop us from making important progress here too. In January 2020 we acquired the developer of Tula®, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections. And in September we announced the acquisition of an extremity orthopaedics business that will significantly strengthen our portfolio in this higher growth area.

You can read more about the work of our R&D team, our product launches and acquisitions later in this report.

» Delivering innovation

2 million implants made from OXINIUM have been used in the treatment of patients
Two million patients have been treated with implants made from OXINIUM Technology – Smith+Nephew’s proprietary oxidised zirconium alloy used in hip and knee replacements.

OXINIUM is a unique material that combines the strength of metal with the wear resistance of ceramic. Its hardness, low-friction and resistance to roughening and abrasion makes it ideal for a wide variety of hip and knee applications.

The evidence behind OXINIUM is compelling. Four major registries around the world have shown OXINIUM to be the best performing hip bearing on the market1–4 and it is the only bearing technology with published results of 45 million knee cycles in vitro wear simulation testing, simulating 30 years of normal activity.[5,6]

OXINIUM Technology is a key component in several advanced products offered through Smith+Nephew’s innovative hip and knee portfolios. This includes the POLAR3◊ Total Hip Solution, the OR3O◊ Dual Mobility Hip System and the JOURNEY◊ II Total and Unicompartmental Knee Systems.

» References available
on page 238

Smith+Nephew Annual Report 2020	7

The Extremity Orthopaedics business, acquired in January 2021, is expected to deliver strong growth, and the Tula System has the potential to transform tympanostomy tube treatment of children as ENT surgeries restart.

Drive further operational improvement across the Group

Our second priority for 2021 is to drive further operational improvement across Smith+Nephew in order to provide more resources for investment in the mid-term, including in R&D. This priority aligns to our strategic imperative to become the best owner.

We are undertaking a programme to transform our operations, which is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million.

One major component of the programme is to continue to optimise our manufacturing network, including introducing digital technologies and lean manufacturing. We are building a new facility in Malaysia, which will provide additional capacity in a low-cost location to support future growth and have expanded our site in Costa Rica. We are outsourcing our global warehousing and distribution functions in the US and Europe to a specialist third party partner and expect to benefit from the greater scale and expertise of our partner, including their advanced warehouse automation.

We will also focus on other process efficiencies. We have already made progress on commercial optimisation, having completed buy-outs of a number of third-party sellers in some markets. Doing this brings us closer to our individual sales representatives and to our customers, as well as removing an additional layer of cost. In addition, we aim to simplify end-to-end processes in all parts of our business.

Chief Executive Officer’s review continued
Our strategic imperatives
Grow		+ Together		+ Effectively
1	Achieve the full potential of our portfolio	4	Strengthen talent and capabilities	5	Become the best owner
2	Transform the business through enabling technologies
3	Expand in high-growth segments

2021 priorities

Our three priorities for 2021 build on the work undertaken and investments made in 2020 and are underpinned by our strategic imperatives.

Return to top-line growth

and recapture momentum

Our first priority for 2021 is to return to top-line growth and recapture the momentum we were building prior to COVID-19, with the ultimate aim of increasing earnings through operating leverage. This priority aligns with the first three of our Strategic Imperatives targeted at improving revenue growth.

Our focus here is to drive higher returns from our differentiated product portfolio. Our recent experience of launching innovative products demonstrates that our emphasis on commercial excellence can enhance growth. Many of our recent new product launches are at early stages, and there is considerable scope to expand them both to new customers, and into new markets. As an example, later this year our new robotics platform CORI will launch in Europe and India, important markets for surgical robotics.

In 2021 we expect to again invest more in R&D as we continue to develop innovation that improves outcomes for patients and customers and meets unmet clinical needs. We have a strong pipeline across the franchises with many launches planned, including further digital technologies, subject to completion of necessary regulatory reviews, clearances and approvals. These include a cementless knee, a next-generation single-use negative pressure wound therapy system and upgrades to our robotics and connected tower platforms. We also have a significant programme of innovation planned for China, including new products made in China for China.

We also expect to make progress in delivering value from recently acquired assets. In particular there are opportunities to drive synergistic growth in Trauma & Extremities, Sports Medicine Joint Repair, ENT and Advanced Wound Bioactives. For instance, the acquired Sports Medicine products REGENETEN and NOVOSTITCH◊, which have been well received in the US, are only at the start of their launch in other markets.

“Our medical education team pivoted to online and delivered a record number of training courses across the year.”

8	Smith+Nephew Annual Report 2020

Strategic report

Continue to respond effectively
to COVID-19

Protecting and supporting our employees remains our priority in our response to COVID-19. We are developing new ways to work, and have initiated a Workplace Unlimited programme to address employees’ needs for flexible working. We continue to invest in safety at our sites, such as wearable sensor technologies to encourage social distancing.

We are also focused on how we can best support our customers in person and virtually. This includes innovating in how we deliver medical education for customers to support the safe and effective use of our products. In 2021 we will launch Education Unlimited, a new global website platform with medical education resources spanning across our franchises.

We remain determined to balance discretionary costs while at the same time preparing for recovery. As examples, travel remains restricted and company meetings have been moved online.

“In 2020 we sold our one millionth PICO◊ 7 single-use NPWT System.”

Ready to deliver

I’m proud of the way Smith+Nephew has responded to the challenges of 2020. We’ve demonstrated our financial and cultural resilience, and stayed focused on supporting customers and advancing our strategy for growth.

We expect the impact of COVID-19 on our customers and markets to continue in the first half of 2021, with the timing and extent of the recovery still uncertain, and Anne-Françoise covers our outlook on page 23.

What I am certain of is that our recent investments into innovation and the portfolio are ready to translate into growth acceleration. I’m excited by the pipeline of new technology that’s approaching launch, and by the potential of our recent acquisitions as we integrate them into Smith+Nephew. We have a clear set of priorities, a strong team and renewed energy.

Yours sincerely,

Roland Diggelmann

Chief Executive Office

“Many of our recent product launches are at early stages, and there is considerable scope to expand them both to new customers, and into new markets.”

Smith+Nephew Annual Report 2020	9

Responding to COVID-19

Protecting employees
and serving customers

Smith+Nephew has been responding to COVID-19 since January 2020, first in China, and then across all of our markets globally. Throughout the year we prioritised the health and wellbeing of employees and protecting jobs, supported our customers and communities, and worked to ensure the business was well prepared to respond as elective surgeries returned.

Maintaining Board effectiveness

The Board reacted to COVID-19 by seamlessly switching to a digital environment. Board meetings were held over video conference and we increased the number of meetings, both to support management and ensure effective oversight of the Company’s response.

The Board was also determined not to dilute its engagement with other stakeholders. Employee engagement sessions were moved online, with Non-Executive Directors meeting employees from the US, APAC and EMEA in this manner. The Board also continued to hear the voice of our customers, for instance in October hearing from a surgeon involved in the design of our new robotics system CORI◊. Shareholder meetings continued via video conference. You can read more about the Board’s stakeholder engagement in our Section 172 Statement on page 102.

» Read more in our Corporate Governance section starting on page 66

+	Care

Taking care of each other by social distancing

BumpTM is a cutting-edge system designed to improve workplace safety and use anonymous employee data to inform effective social distancing. Bump technology immediately alerts wearers when they are getting too close to another person. Following a successful trial, Bump was rolled out at Smith+Nephew’s Hull facility. In 2021 we expect to utilise it at other major sites in Memphis, Tennessee and Costa Rica.

10	Smith+Nephew Annual Report 2020

Strategic report

on the business

Caring for employees

In 2020 our employees faced unprecedented challenges. Many new working practices were required whilst we continued to serve our customers.

We took many measures to safeguard employees, including temporarily closing offices and supporting working from home wherever possible.

At all our sites precautionary safety measures were put in place consistent with applicable local requirements. These included social distancing measures, temperature checks, availability of hand sanitisers and other PPE equipment. We limited business travel and in-person meetings.

As a result we were able to continue to manufacture our critical products and supply customers as they strove to improve the quality of life of patients.

No jobs were lost amongst our workforce in 2020 as a result of COVID-19, and we did not utilise the UK Government’s furlough scheme.

We recognised that our duty of care also extended to the broader welfare of employees. For our sales force, for whom a proportion of their income is typically commission based, we ensured that they retained a significant percentage of regular income and used downtime to enhance digital training on technical product knowledge and business skills.

Special pandemic leave was introduced so that no employee had to take unpaid leave to care for a loved one or if asked to self-isolate. Other measures taken included enhancing our Employee Assistance Programme to make it easier for employees to access resources to support their emotional, mental, physical and financial wellbeing, as well as reviewing objectives during the year to ensure expectations were achievable and aligned with business deliverables in the second half of the year. Details of the impact of COVID-19 on Remuneration can be found in our Policy report on page 106.

» Read more on page 28

Serving our customers

We continued to serve customers to the best of our ability while respecting local restrictions.

At the height of the global lockdown in the second quarter of 2020, our Trauma and Reconstruction teams supported urgent patient cases, and our Advanced Wound Management teams kept product flowing to customers in both hospital and community care settings.

We also launched new services for customers. For example, in March we launched a new digital education programme designed to support the development of surgeons by providing educational webinars on the safe and effective use of Smith+Nephew products as well as surgical techniques. More than 11,000 healthcare professionals attended in the first month. You can read more about our medical education programme on page 42.

In the US we launched a 24/7 helpline where both patients and clinicians can access information on our Advanced Wound Management portfolio and get immediate answers to questions on the proper use of our products as well as wound-related education, with the intent of easing the burden on healthcare providers.

We also continued to innovate, and launched multiple new products with a focus on enabling and digital technologies. More details of our R&D activities and product launches can be found in the Innovation section starting on page 36.

Extensive safety measures to protect employees were put in place at all our sites.	24/7 In the US we launched a 24/7 helpline where both patients and clinicians can access information on our Advanced Wound Management portfolio

Smith+Nephew Annual Report 2020	11

Responding to COVID-19 continued

The ‘New Normal’
programme uses the
experience of the early
months of COVID-19
to identify, align or
accelerate existing
efforts to prepare us
for what comes next in
our marketplace as
well as in our own
workplace.”

Supporting communities

Smith+Nephew actively engaged in its communities, and made donations of product and personal protective equipment in 2020. We also supported employee volunteering, including registered healthcare professionals wanting to return to front line care.

We are using our manufacturing expertise to support the fight against COVID-19. For example, in the UK we worked with the University of Oxford and King’s College London to develop OxVent, a low-cost ventilator. Our facilities in Memphis and Costa Rica assembled more than one million face shields, and we used our 3D printers to produce PPE for donation to non-profit organisation Church Health in Memphis.

Our New Normal programme

COVID-19 has required companies worldwide to adapt to new ways of working. In July Smith+Nephew launched its ‘New Normal’ programme, with the objective of using the experience of the early months of COVID-19 to identify, align or accelerate existing efforts to prepare us for what comes next in our marketplace as well as in our own workplace.

Our New Normal programme has two workstreams: Workplace Unlimited and Go to Market. Each is sponsored by several members of the Executive Committee.

in April we started working with InTech
Industries Inc. (Birmingham, Alabama),
our existing supplier of face shields,
to ramp up production for the US.
Our Memphis team, joined by colleagues
in Costa Rica, assembled more than
one million face shields.

+	Collaboration
1 million+ Face shields assembled by our teams in Memphis and Costa Rica

Collaborating with our
suppliers and colleagues
to produce more than
one million face masks

Recognising the need for more face shields,
in April we started working with InTech
Industries Inc. (Birmingham, Alabama),
our existing supplier of face shields,
to ramp up production for the US.
Our Memphis team, joined by colleagues
in Costa Rica, assembled more than
one million face shields.

12	Smith+Nephew Annual Report 2020

Strategic report

New Normal – Workplace Unlimited

In August, we launched the Workplace Unlimited survey to better understand what flexibility meant to our teams. More than 7,000 employees responded, and from the feedback it was clear that most employees wanted the opportunity for increased flexibility, in some fashion.

With executive sponsorship by our Chief HR Officer Elga Lohler, and President Operations & GBS Mark Gladwell, a project team of more than 50 colleagues set out to further understand employee needs regarding workspace solutions and practices, and to design a new model based on a common Group-wide set of global flexibility principles. Through them we will provide as much flexibility as possible in the future.

» Read more on Workplace
Unlimited page 31

7,000+ employees responded to our Workplace Unlimited survey, making it clear that most employees wanted the opportunity for increased flexibility

New Normal – Go to Market

COVID-19 will have a lasting impact on our business and our markets. While it has presented significant challenges, it has also given us a unique opportunity to put in place new approaches to serve our customers better than ever before.

Go to Market is focused on evaluating our current approaches and establishing new and innovative ways to meet our customers’ needs while driving growth. It is led by Myra Eskes, President APAC Region, Simon Fraser, President Advanced Wound Management and Skip Kiil, President Orthopaedics.

The project consists of workstreams seeking ways to be more efficient and effective across all facets of commercial execution, from innovation to product launch excellence, the use of digital technology to enhance the customer experience, and identifying and refining ways to enhance value delivery to healthcare systems, improve outcomes and reduce cost of care.

+	Courage

Supporting colleagues who volunteered to return to front line care

Wound Care Consultant, Tanja Lamm is based in Germany. Before joining us, she worked as a specialist in intensive care and anaesthesia, providing care for critically ill patients. With the outbreak of the COVID-19 pandemic, Tanja took special volunteering leave, returning to the hospital to support her former colleagues and care for patients in the COVID-19 intensive care unit.

Smith+Nephew Annual Report 2020	13

Our global markets Smith+Nephew competes in large and attractive markets	COVID-19 has increased the focus on telehealth, including solutions to provide patient care remotely over digital platforms pre and post procedure.

The medical device and supplies segment of the global healthcare industry is worth more than $400 billion per annum. Within this, Smith+Nephew’s product segments are worth around $38 billion, growing at approximately 4% annually prior to 2020 and the impact of COVID-19.

$38bn Value of Smith+Nephew’s addressable market segments

4% Average annual growth rate across our segments prior to COVID-19

Long-term growth has been driven by lifestyle related health conditions, such as increasing prevalence of diabetes and obesity, lifestyle choices such as greater levels of physical activity and sport later in life, as well as improvements to life expectancy meaning that there are increasingly more patients in the world. In emerging markets, these factors have been compounded by economic development driving demand, particularly in China and India. At the same time, governments are focused on reducing the cost of healthcare, pushing down pricing. Medical technology companies are under pressure to continue to innovate, and also to provide evidence supporting both the clinical and economic benefits of products.

Clinical innovations, financial benefits and patient preferences are prompting hospitals and health systems to move certain inpatient procedures to outpatient settings.¹ The impact of COVID-19 has accelerated this trend, as providers try to keep patients separated from COVID-19 patients, and also catch up on elective procedures delayed by lockdown measures. COVID-19 has also increased the focus on telehealth, including solutions to provide patient care remotely over digital platforms pre and post procedure.

The US is expected to continue to lead the medical device industry reaching $300 billion in annual sales by 2030.[2] By this stage, China and India, who are both growing at twice the global market rate, are expected to be in the top five markets, with over $200 billion and $40 billion of sales respectively.

A highly regulated industry

The medical device sector is one of the world’s most heavily regulated industries.

Regulations and industry codes govern the way industry interacts with healthcare professionals and government officials globally, including the AdvaMed Code of Ethics and the MedTech Europe Code of Ethical Business Practice.

Anti-bribery and corruption legislation, including the UK Bribery Act and the US Foreign Corrupt Practices Act, also apply to Smith+Nephew’s global business. There is also a strong focus on compliance and cost control in emerging markets, especially in China. For more information on our approach to compliance see page 33.

National regulatory authorities govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the products to ensure they are safe and perform as intended.

1 Becker’s ASC Review: 4 trends driving change in healthcare. 2 KPMG: Medical devices 2030: Making a power play to avoid the commodity trap.

14	Smith+Nephew Annual Report 2020

Strategic report

The majority of countries require products to be authorised or registered prior to entering the market, and such authorisation or registration needs to be subsequently maintained. Smith+Nephew’s major regulatory authorities include the US FDA, the Medicines and Healthcare products Regulatory Agency (MHRA) in the UK, relevant EU Competent Authorities, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration (NMPA) in China, and the Australian Therapeutic Goods Administration (TGA). Inspections and audits by these authorities continue to increase year-on-year and involve significant and continued financial and resource investment by Smith+Nephew to respond appropriately. In addition we are required to respond to new regulations, such as the European Union (EU) Medical Device Regulations (MDR) which will be fully implemented from May 2021 (see page 43).

Geo-political factors

Following the UK’s departure from the EU, a new Trade and Cooperation Agreement came into effect on 1 January 2021. This includes commitment to zero tariffs and zero quotas on all goods that comply with the appropriate rules of origin.

In the UK, the CE mark can continue to be used until 30 June 2023 and the UK will develop a new regulatory system. The UK continues to negotiate agreements to reproduce the effects of EU trade agreements with other countries.

US and Chinese tariffs remain in place after no progress was made on a second phase of negotiations in 2020. Relief is unlikely in the near term, however, as the US government is likely to focus on domestic economic recovery, before addressing outstanding trade issues.

Additionally, some countries are adopting localisation and price-control policies with respect to government procurement of healthcare products that aim to increase domestic manufacturing, with the pandemic focusing greater attention on global supply chains and accelerating this trend.

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

Competition

Smith+Nephew’s three global franchises have several major competitors who differ with respect to product focus, geographic reach and scale. For example, our main surgical competitors are larger in scale and tend to be more exposed to the US, whereas the majority of our key wound competitors are not US-centric.

In our Orthopaedic franchise we are one of four leading players, competing against US-based companies Stryker, Zimmer Biomet and DePuy Synthes (a Johnson & Johnson company). In Sports Medicine, Smith+Nephew holds a leading position behind Arthrex (US), and also competes against Stryker and DePuy Mitek.

We are the second largest global Advanced Wound Management business in terms of revenue, with the broadest product range. In the Advanced Wound Care sub-segment we compete with Mölnlycke (Sweden) and ConvaTec (UK). In Advanced Wound Devices, we are the primary challenger to Negative Pressure Wound Therapy incumbent 3M. In our Advanced Wound Bioactives franchise, we have leadership positions in our respective categories.

Market size 2020[1]
Orthopaedics
Hip and Knee Implants			Trauma and Extremities
$12.6bn			$6.5bn
+2%	-15%		+4%	-4%
2017–19 Average growth	2020 Growth		2017–19 Average growth	2020 Growth

A	Smith+Nephew[2]	11%	A	Smith+Nephew[2]	7%
B	Zimmer Biomet	33%	B	DePuy Synthes[4]	40%
C	Stryker	22%	C	Stryker	22%
D	DePuy Synthes[4]	19%	D	Zimmer Biomet	9%
E	Others	15%	E	Others	22%

Sports Medicine[3]			Advanced Wound Management

$4.6bn			$9.1bn
+5%	-12%		+5%	-3%
2017–19 Average growth	2020 Growth		2017–19 Average growth	2020 Growth

A	Smith+Nephew[2]	26%	A	Smith+Nephew[2]	14%
B	Arthrex	33%	B	3M5	19%
C	Stryker	11%	C	Mölnlycke	9%
D	DePuy Mitek[4]	13%	D	ConvaTec	7%
E	Others	17%	E	Others	51%

1  Data used in 2020 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes.

2  Smith+Nephew 2020 market share unchanged from 2019 final data. 2019 Annual Report published estimates based on preliminary data. 2019 final data was Hip & Knee Implants 11%, Trauma & Extremities 7%, Sports Medicine 26% and AWM 14%.

3  Representing repair products and arthroscopic enabling technologies, and excluding ENT.

4  A division of Johnson & Johnson.

5  3M acquired Acelity in 2019.

Smith+Nephew Annual Report 2020	15

Our business model Value creation is driven by our purpose, culture pillars and strategic imperatives
Our resources	» Creating value through

Our people & culture

Attracting, developing and retaining the best employees is important. We strive to build a purpose-driven culture based on strong and authentic values.

» See page 28 for more

Ethics & compliance

Committed to doing business the right way, compliance is embedded in the way we work.

» See page 33 for more

Sustainability

Our sustainability strategy includes challenging targets set over the long term in the three areas of People, Planet and Products.

» See page 24 for more

Research & development

Innovation is part of our culture and we are protecting the amount we invest in new products.

» See page 36 for more

Manufacturing & quality

Operating global manufacturing efficiently and to high standards to ensure quality and competitiveness.

» See page 40 for more

Medical education

Supporting the safe and effective use of our products through medical education.

» See page 42 for more

Sales & marketing

Supporting customers through highly specialised sales teams with in-depth technical product knowledge that surgeons and nurses value greatly.

» See page 44 for more

Purpose-driven culture

Having a clear purpose gives employees
a sense of belief and determination and
a common goal. This supports a strong
culture which drives performance across
the business both in terms of financial
and non-financial value.

	» See page 28 to read how our culture guided us in 2020	Life Unlimited
» See page 6 to read about our strategic progress in 2020

Strategic imperatives

Our five strategic imperatives are
fundamental to how we focus the
resources of the business to maximise
commercial impact in our markets.
They form the basis of our value
creation plan for the medium term.

16	Smith+Nephew Annual Report 2020

Strategic report

» Value delivered in 2020

$4,560m

Revenue

$295m

Operating profit

$683m

Trading profit[1]

c.$40m

Efficiency savings

185,000+

Practitioner
training instances

$4.7m

Product donations

8,000

Hours volunteered

$328m

Dividend

» See pages 18–19 for
more on our KPIs

1  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

Strong product portfolio

We have market-leading technology across our broad range of products. We deploy our capital to drive continued innovation from our R&D programmes and invest in product and technology acquisitions which improve outcomes and widen access to life-changing care.

» See pages 36–40 to read more about our innovation

» See pages 44–51 to read more about the performance across our franchise areas

Customer centricity

Serving our customers is at the heart of our business model. We have a global franchise and regional model led by management who are specialists in their areas. This keeps us close to our customers, ensuring we can anticipate and meet their needs.

Smith+Nephew Annual Report 2020	17

Key Performance Indicators Measuring our progress

Smith+Nephew uses a number of financial and non-financial Key Performance Indicators (KPIs) to track and evaluate performance and delivery against its strategic imperatives, as described on page 8, and other business objectives. Those KPIs in the public domain are consolidated below. A number of other KPIs are commercially sensitive and not published.

Grow +
KPIs measuring progress across our three strategic imperatives focused on growth
Revenue growth				Profit margin				Investment in R&D
Revenue growth allows management and investors to measure our relative performance. We are committed to outgrowing our markets in the medium term.				Profit margin allows management and investors to determine relative performance. We are committed to delivering improvements in the medium term.				This KPI allows management and investors to understand how much is being invested in new innovative products designed to drive future revenue growth and profit.
Revenue growth – reported				Operating profit margin				$246m	$292m	$307m

3%	4.8%	-11.2%	-11.2% Reported revenue growth includes a 110bps benefit from acquisitions and -20bps currency impact in 2020.	17.6%	15.9%	6.5%	6.5% Reported profit margin reflects restructuring costs, as well as acquisition and disposal related items, amortisation and legal and other items.				$307m In 2020 we protected our R&D investment and launched multiple new products from our organic pipeline and acquisitions.

				g

2018	2019	2020		2018	2019	2020		2018	2019	2020
								» For more information see page 36
Revenue growth – underlying[1]				Trading profit margin[1]				Medical Education

2%	4.4%	-12.1%	-12.1% Revenue was impacted by COVID-19 restrictions and the resultant postponement of elective surgeries.	22.9%	22.8%	15.0%	15.0% The combination of the lower revenue and our sustained commitment to investment had an impact on margin for the year.	This KPI helps investors understand how we support the safe and effective use of our products through the provision of medical education.

								185,000+ practitioner training instances More than 185,000 healthcare professionals attended our courses globally, with nearly 80% delivered virtually.

2018	2019	2020		2018	2019	2020

Dividend per share				Return on Invested Capital				» For more information see page 42

Dividend payments allow investors to receive a cash return on their investment in Smith+Nephew.				ROIC allows management and investors to measure the return generated on capital invested, providing a metric for long-term value creation.				» Financial review on pages 20-23
36.0¢	37.5¢	37.5¢	37.5¢ The total distribution of 37.5¢ per share, unchanged from 2019, maintains our progressive dividend policy.	12.5%	10.5%	7.1%	7.1% The decrease in ROIC in 2020 reflected the reduction in operating profit.

								1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

2018	2019	2020		2018	2019	2020

18	Smith+Nephew Annual Report 2020

Strategic report

Together +	Effectively
KPI measuring progress across our fourth strategic imperative focused on our people	KPIs measuring progress across our final strategic imperative focused on stewardship
Employee engagement score	Efficiency savings

The Gallup Global Engagement Survey allows management and investors to assess how well our employees are engaged, which is a key driver of business performance.

+0.32

Engagement growth

Our Grand Mean score improved by 0.32 propelling us from the 34th to the 76th percentile of companies in Gallup’s extensive database. These are excellent results for a company in its second survey year, according to Gallup.

16,000 employees participated, an outstanding response rate of 89%, up from 84% in 2019.

This KPI helps management and investors measures our progress in driving greater efficiency to liberate resources for reinvestment in future drivers of growth.

$190m

Annualised benefits from APEX

APEX programme, initiated at the end of 2017, was substantially completed in 2020, delivering around $190 million of annualised benefits for one-off costs of around $290 million.

$200m

COVID-19 related savings delivered

$200m of one-off COVID-19 related savings against the budget set at the start of the year were realised in the year in areas such as variable pay, third party commissions and royalties, travel, promotional activity, events, and consultancy spend.

$200m

Operations transformation annualised target

We are taking the next step in improving our long-term efficiency, continuing a programme to transform our operations. This is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million.

	Quality and Safety
	This KPI allows management and investors to understand if we are operating a safe working environment at high standards to ensure quality and competitiveness.
	Headline safety rate			Long-term sustainability targets

	0.45	0.49	0.30

Our headline safety rate improved in 2020. We adopt the industry-standard OSHA system to record incidents of occupational injury and ill health. Performance is expressed as the number of incidents per 200,000 hours worked. For more information see our 2020 Sustainability Report.

These KPIs allow management and investors to measure progress against our long-term sustainability targets in the three areas of People, Planet and Products.

8,000

Hours volunteered

Each year employees are encouraged to use paid volunteering time.

$4.7m

Product donations

Each year we donate products to support underserved communities.

» More details on these, including the actions we are undertaking to meet our commitments, can be found on page 24

	2018	2019	2020

Regulatory inspections

Our manufacturing and product design sites are subject to external regulatory inspections and audits conducted by the US FDA as well as other health authorities and regulatory agencies. During 2020 we received no warning letters or other significant regulatory actions.

Smith+Nephew Annual Report 2020	19

Financial review Maintaining financial strength

The reported operating profit for 2020 was $295 million, a 64% reduction from the previous year due to the impact of COVID-19 described above, although this was partially mitigated by cost savings. Profit was also reduced by higher amortisation which increased from the prior year reflecting a full year amortisation charge of acquisitions completed in 2019. Legal and other charges increased due to higher costs associated with EU Medical Device Regulations.

Trading profit[1] for the year was $683 million and the trading profit margin[1] was 15.0% reflecting the impact of the sales reductions caused by COVID-19 and resulting manufacturing facility underutilisation and increased inventory provisions.

Global franchise trading profit performance was impacted by COVID-19 with each franchise profit reducing from the prior year. The impact was greater in our Orthopaedics and Sports Medicine & ENT franchises as they were more exposed to postponement of elective procedures. More details on franchise performance can be found on pages 46–51.

Earnings per share

Basic earnings per share (‘EPS’) was down 25% to 51.3¢ reflecting the impact of COVID-19 partially offset by a reported tax credit. Adjusted earnings per share[1] (‘EPSA’) was down 37% at 64.6¢, reflecting the lower trading performance partially offset by the lower trading tax rate.

2020 Performance
and impact of COVID-19

Group revenue in 2020 was $4,560 million, a decrease of 11.2% on a reported basis and a decrease of 12.1% on an underlying basis.[1]

Our business was significantly impacted by the COVID-19 pandemic, first in China in the first quarter and then more broadly across the world as lockdowns took effect and elective procedures were postponed. In the second quarter this resulted in revenue growth rates of -29.8% reported (-29.3% underlying1). The business rebounded strongly in the third quarter as COVID-19 rates fell and procedures resumed with revenue declines of -3.7% reported (-4.2% underlying1). In the fourth quarter, COVID-19 infection levels increased in the US and Europe and sales declined by -5.8% reported (-7.1% underlying1) as healthcare systems were better prepared to continue procedures compared to earlier in the year.

We also took the decision early on to maintain investments behind R&D and where needed to ensure we were ready for the recovery.

In parallel, we also identified quickly the discretionary spend that could be reduced to mitigate the impact of the pandemic.

We took the decision early on to maintain strategic investments, such as R&D, to ensure the business is well positioned to grow when the recovery starts.” Anne-Françoise Nesmes Chief Financial Officer

20	Smith+Nephew Annual Report 2020

Strategic report

Group performance

	2020 $ million	2019 $ million	Change $ million
Revenue	4,560	5,138	(578)
Operating profit	295	815	(520)
Trading profit[1]	683	1,169	(486)
Profit before tax	246	743	(497)
Attributable profit	448	600	(152)
EPS	51.3¢	68.6¢	(17.3¢)
EPSA[1]	64.6¢	102.2¢	(37.6¢)

Non-IFRS measures

The underlying increase in revenues by market reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

					Reconciling items
	2020 $ million	2019 $ million	Reported growth %	Underlying growth %	Acquisitions/ Disposals %	Currency impact %
US	2,339	2,551	(8.3%)	(10.1%)	1.8%	–
Other Established Markets	1,450	1,630	(11.0%)	(12.3%)	0.2%	1.1%
Emerging Markets	771	957	(19.4%)	(16.8%)	0.5%	(3.1%)
Total	4,560	5,138	(11.2%)	(12.1%)	1.1%	(0.2%)

Trading profit reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2020 $ million	2020%	2019 $ million	2019%
Operating profit	295	6.5%	815	15.9%
Acquisition and disposal related items	4	0.1%	32	0.6%
Restructuring and rationalisation costs	124	2.7%	134	2.6%
Amortisation and impairment of acquisition intangibles	171	3.7%	143	2.8%
Legal and other	89	2.0%	45	0.9%
Trading profit	683	15.0%	1,169	22.8%

Taxation

Reported tax for the year to 31 December 2020 was a credit of $202 million (2019: charge of $143 million). This reflects refunds and tax credits due to the successful UK tax litigation outcome, releases of provisions following the conclusion of tax audits and other settlements, and lower profits. The tax rate on trading results1 for the year to 31 December 2020 was 11.3% (2019: 19.1%). This is lower than the prior year due to releases of tax provisions following the conclusion of tax audits and other settlements.

Smith+Nephew is subject to various taxes in the many countries in which the Group operates. We seek to pay the correct amount of tax in-line with local tax laws in each jurisdiction.

Our business generates tax receipts for the governments in each of these countries. In addition to corporate income taxes, we pay and collect other taxes principally including payroll (employee) taxes, sales (indirect) taxes and customs duties.

During 2020, we made global tax payments of $637 million. This comprises $229 million of taxes borne by Smith+Nephew (corporate income taxes, employer social security contributions and customs duties) and $408 million of taxes collected from employees and customers on behalf of governments (employee income taxes and social security contributions and net indirect tax payable). Corporate income taxes, in particular, were lower than in prior years due to the impact on profits of COVID-19. These figures exclude the $100 million tax refund we received following the successful outcome of the UK tax litigation matter.

Efficiency

The APEX programme that was announced in February 2018 and the operations and commercial excellence programme that was announced in February 2020, incurred restructuring costs of $124 million in 2020, with additional benefits recognised in the 2020 income statement of around $40 million. Whilst some projects were delayed slightly by COVID-19, these programmes remain an important part of our strategy.

» Franchise Performance on pages 46-50

1  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

Smith+Nephew Annual Report 2020	21

Financial review continued

Balance sheet data and net debt

	2020 $ million	2019 $ million	Change $ million
Goodwill and intangible assets	4,414	4,356	58
Other non-current assets	1,934	1,724	210
Current assets	4,664	3,219	1,445
Total assets	11,012	9,299	1,713
Total equity	5,279	5,141	138
Non-current liabilities	4,045	2,594	1,451
Current liabilities	1,688	1,564	124
Total liabilities	5,733	4,158	1,575
Total liabilities and equity	11,012	9,299	1,713
Net debt[2] including lease liabilities	1,926	1,770	156

(including interest rate swaps) reclassified to current liabilities Current liabilities increased by $124 million primarily relating to an increase of the $267 million in the private placement notes which was partially offset by a $80 million decrease in provisions.

Goodwill increased by $139 million as a result of acquisitions of $96 million and foreign currency movements of $43 million. The primary acquisition in the year was Tusker Medical, Inc. (‘Tusker’), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula.

Intangible assets decreased by $81 million primarily because of amortisation and impairment of $246 million being partially offset by acquisitions of $61 million, additions of $78 million and foreign currency movements of $17 million.

The acquisition of intangible assets mainly related to Tula from the Tusker acquisition and additions related to software.

Other non-current assets increased by $210 million primarily due to an increase of $126 million in property, plant and equipment mainly arising from additions of $452 million which are partially offset by depreciation and impairment of $316 million. Current assets increased by $1,445 million primarily as a result of an increase in cash of $1,485 million mostly related to receipts from the corporate bond issuance and private placement notes. This was partially offset by a decrease in trade and other receivables of $117 million mostly driven by a decrease in sales demand. Inventory of $1,691 million was broadly consistent with the prior year as we responded to the impact of lower sales demand. Ensuring we carry the optimum levels of inventory in future is a focus of the Global Operations team.

Non-current liabilities increased by $1,451 million mainly due to a $1,378 million increase in borrowings of which $992 million relates to the corporate bond and $550 million of new private placement notes, partially offset by $267 million of private placement notes (including interest rate swaps) reclassified to current liabilities. Current liabilities increased by $124 million primarily relating to the reclassification of the $267 million private placement notes which was partially offset by a $80 million decrease in provisions.

Cash flow data

	2020 $ million	2019 $ million	Change $ million
Cash generated from operations	972	1,370	(398)
Trading cash flow[1]	690	970	(280)
Free cash flow[1]	437	714	(277)

on the business

Cash generated from operations of $972 million is after paying out $24 million of acquisition and disposal related items, $117 million of restructuring and rationalisation expenses and $75 million for legal and other items.

Trading cash flow¹ decreased by $280 million driven by lower trading profit. Free cash flow¹ decreased by $277 million mainly related to the lower trading cash flow.

Free cash flow includes net tax refunds of $22 million (2019: tax payments of $150 million) primarily due to a refund from the UK tax litigation matter.

During the year ended 31 December 2020, the Group purchased a total of 0.6 million (2019: 3.1 million) ordinary shares at a cost of $16 million (2019: $63 million).

Return on invested capital

Return On Invested Capital[1,3] (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions. ROIC decreased from 10.5% in 2019 to 7.1% in 2020 as a result of the reduction in operating profit.

1  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

2  Net debt is reconciled in Note 15 to the Group accounts.

3  ROIC is defined as:

Operating Profit less Adjusted Taxes

(Opening Net Operating Assets +
Closing Net Operating Assets)/2

22	Smith+Nephew Annual Report 2020

Strategic report

Liquidity

The appropriate use of capital on behalf of shareholders is important to Smith+Nephew. The Board believes in maintaining a strong balance sheet, while retaining the flexibility to make value enhancing acquisitions. This approach is used to prioritise the use of cash and ensure an appropriate capital structure.

The Group’s policy is to ensure that it has sufficient funding and facilities in place to meet foreseeable borrowing requirements.

During 2020, the Group issued its first corporate bond, representing $1 billion of notes bearing an interest rate of 2.032% repayable in 2030. Whilst the Group has maintained a strong liquidity position, the low interest rate environment in 2020 presented an opportunity to further diversify our funding options at a relatively low cost. Moving forward we will be well positioned to tap a number of funding options in order to support our growth strategy.

The Group’s net debt[2] increased from $1,770 million at the beginning of 2020 to $1,926 million at the end of 2020, representing an overall increase of $156 million.

At 31 December 2020, the Group held $1,751 million (2019: $257 million) in cash net of bank overdrafts. The Group had committed available facilities of $4.5 billion at 31 December 2020 of which $3.5 billion was drawn.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2021, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities.

Going concern

The Directors have considered various scenarios in assessing the impact of COVID-19 on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a further wave of restrictions on elective procedures in the first half of 2021. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for a period of at least 22 months from the date of the approval of the financial statements.

Accordingly, the Directors continue to adopt the going concern basis in preparing the consolidated financial statements.

Dividends

The 2019 final dividend of 23.1 US cents per ordinary share totalling $202 million was paid on 6 May 2020. The 2020 interim dividend of 14.4 US cents per ordinary share totalling $126 million was paid on 28 October 2020.

Outlook

The impact of COVID-19 is likely to continue during the first half of 2021, and while there is still uncertainty on the timing of recovery, we have maintained our readiness and ability to respond.

In terms of revenue, we expect to deliver substantial underlying growth in 2021 compared to 2020. Within this, we expect our Hip Implants business to continue to outperform Knee Implants, our Sports Medicine & ENT franchise to perform strongly as markets recover, and for Advanced Wound Management’s growth trajectory to improve as recent commercial changes continue to deliver benefits.

In terms of profit margin, we expect an improved performance in 2021 over the prior year. Relative to 2019 (the year before COVID-19), we anticipate a headwind from the continuing impact of reduced production volumes on gross margin as well as dilution of around 100bps from the increased investment in R&D and around 150bps from the acquisitions completed in 2020 and so far in 2021. Foreign exchange will be an additional headwind of around 100bps.

The tax rate on trading results for 2021 is forecast to be in the range 18% to 19%, subject to any material changes to tax law or other one-off items.

Yours sincerely,

Anne-Françoise Nesmes

Chief Financial Officer

Available debt facilities by maturity date ($m)

265	729	431	430	1,000	75	140	60	100	1,095		155

									1,000
				1,000

	604

			430
		326										Revolving credit facility

265												USD corporate bond

												EUR term loans
	125										155
						140
		105						100	95			Private placement debt
					75		60
2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Maturity by date

Smith+Nephew Annual Report 2020	23

Sustainability reporting

Sustainability
on purpose

Our sustainability strategy is built on our
purpose – Life Unlimited, our strategic
imperatives and our culture pillars of Care,
Collaboration and Courage.

Employee safety,

wellness and volunteering

A healthy and safe working environment is fundamental to the way we work at Smith+Nephew. This has been highlighted even more during the global pandemic. The safety of our employees and those who work with us is given the highest priority – across all our offices and manufacturing sites and when we visit customers.

More information on our actions to improve workplace safety can be found in our 2020 Sustainability Report.

Details of our actions to protect employees during the pandemic can be found on page 10 (Responding to COVID-19) and page 28 (Investing in our people) of this Annual Report.

We engage meaningfully with the communities where we operate through our site leadership teams and local camaraderie councils. We encourage employees to volunteer in local communities, offer paid volunteering time and match employee charitable donations.

Our sustainability vision is to accelerate the delivery of Life Unlimited through industry sustainability leadership. We strive to deliver this to the communities where we live and work through the application of our values:

– We demonstrate Care by respecting our global resources, minimising our impact on the environment and ensuring the safety and wellbeing of our employees.

– We demonstrate Collaboration by ensuring our suppliers and partners share our commitment and by working together to contribute to our communities through individual and team volunteerism.

– We demonstrate Courage by setting ambitious goals to increase our volunteerism, reduce waste and CO2 emissions and minimising our ecological footprint by operating responsibly and sustainably.

Our sustainability strategy was developed by our Sustainability Council and approved by the Board in late 2019. The Compliance & Culture Committee of the Board regularly reviews our progress.

Our strategy was inspired by the United Nations’ Sustainable Development Goals (SDGs). It reflects the importance of social, environmental and economic aspects of sustainable development. As a profit seeking enterprise, our challenge is to focus our efforts on meeting our economic objectives whilst at the same time optimising the social and environmental impacts of our work.

Our sustainability strategy includes

challenging targets set over the

long-term in three areas:

 People

Creating a lasting positive

impact on our communities

 Planet

A medical technology business

with a positive impact

 Products

Innovating sustainably

24	Smith+Nephew Annual Report 2020

Strategic report

People Ì		Planet Ì
Creating a lasting positive impact on our communities		A medical technology business with a positive impact
Our targets	Our progress in 2020	Our targets	Our progress in 2020
Between 2020 and 2030, contribute 1 million volunteer hours to the communities in which we live and work.	8,000 Hours of volunteering

Achieve an 80% absolute reduction in total lifecycle greenhouse gas emissions by 2050, beginning by implementing 100% renewable electricity (eg solar or wind) plans at our facilities in Memphis, US, and Malaysia by 2022, and at all of our strategic manufacturing facilities by 2025.

All Sites in Memphis, US began sourcing renewable electricity
Between 2020 and 2030, donate $125 million in products to underserved communities.	$4.7m Product donations		72,945 tonnes CO2e emitted (location-based), a 6% reduction since 2019
Empower and promote the inclusion of all.	Eight Global Employee Inclusion Groups were established. Our senior leaders and managers were trained on Inclusion		40,132 tonnes CO2e emitted (market-based), a 40% reduction since 2019
		Achieve zero waste to landfill at our facilities in Memphis, US, and Malaysia by 2025 and at all of our strategic manufacturing facilities by 2030.	1,853 tonnes We sent 7% less waste to landfill during 2020 compared to the previous year
Supporting our targets		Supporting our targets

All employees have eight hours of paid volunteering time each year, and in 2020, we additionally made 160 hours available to employees with a healthcare professional background to use their skills to work directly in response to the pandemic. Our philanthropic activities during the year totalled $4.8million. This consisted of $4.7million in product donations and $0.1million from cash and matching employee gifts to qualified charities. Our employee volunteering and product donation strategies were both held back by COVID-19 in 2020. We continued to use the Gallup Global Engagement Survey and saw significant increases in overall employee engagement in 2020. For the first time, the Gallup Inclusion Index gave us a baseline measure of how engaged our employees were at Smith+Nephew. See page 28.

We are working with our global energy partner to evaluate our current carbon footprint and develop a carbon road map to achieve our long-term target. As a first step, all our locations in Memphis, US began sourcing all electricity from renewable wind energy in 2020, accounting for around 40% of the Group’s electricity. Our Malaysia facility, currently under construction, is not on track due to heavy use of fossil fuels in the local power grid and we are working to identify both on-site and country-specific sustainable options. We continue to identify and implement source reduction, reuse and recycling opportunities, and ways to divert waste from landfill. In 2020, we recycled 78% of our total waste, including waste diverted to energy recovery.

Following the earthquake in Puerto Rico in January 2020 we provided Advanced Wound Care products and trained military clinical personnel in their use to help meet urgent patient needs.			100% All our locations in Memphis began sourcing their electricity from renewable wind energy in 2020.

Smith+Nephew Annual Report 2020	25

on the business
Sustainability reporting continued

The impact of climate change

One of the United Nations’ Sustainable Development Goals (SDGs), is to “take urgent action to combat climate change and its impacts”.

It is widely recognised that continued emission of greenhouse gases will cause further warming of the planet which could have damaging social and economic consequences. During 2020, we have continued to consider and mitigate against the potential impact of climate change on our business operations.

Our Board of Directors is supportive of implementing the Task Force on Climate-related Financial Disclosures (TCFD) recommendations over time. The Compliance & Culture Committee and the Audit Committee received updates on TCFD in 2020. We have conducted a review of our current state and capture related business risks in our risk register. We plan to conduct scenario analyses and use the data to inform our decisions and prioritise actions.

We have assessed our business activities against the sustainability disclosure topics and accounting metrics included in the Sustainability Accounting Standards Board (SASB) framework for our sector of Medical Equipment and Supplies and we have determined them not to be Principal Risks to the business.

You can learn more about our sustainability targets and strategy in our 2020 Sustainability Report at www.smith-nephew.com/sustainability

Products
Innovating sustainably
Our targets	Our progress in 2020
By 2022, include sustainability review in new product development phase reviews for all new products and product acquisitions.	Initiated sustainability reviews within New Product Development.
By 2025, incorporate at least 30% post-consumer recycled content into all non-sterile packaging materials.	Started packaging reduction roadmap.
By 2025, incorporate packaging materials from sustainable sources for new packaging parts.	Started packaging sustainability strategy and roadmap.
By 2025, complete supply chain assessment of all suppliers, including subsequent tier levels, to assure compliance with our sustainability requirements.	We have started risk mapping our supply chain.
Supporting our targets

During 2020, we started to develop our packaging sustainability strategy and roadmap. Talking with suppliers has helped us to understand the market trends and drivers of environmental sustainability and we initiated activities to move to more sustainable packaging, including down-gauging materials, using less packaging, optimisation, and selecting sustainable materials. We started to put sustainability reviews in place for all new innovation programmes in our new product development process with areas for improvement including: sustainability-focused raw material selection; reducing packaging material usage and footprint; sharing packaging designs across product families to minimise waste; and clear guidance on recyclability.

By switching materials on the primary packaging for ALLEVYN LIFE◊ Foam Dressings we reduced material weight by 20% on the back of the dressing pouch, as well as moving to a more sustainable film which does not use solvent-based adhesive in the lamination process.

26	Smith+Nephew Annual Report 2020

Strategic report

on the business

CO2e reporting methodology, materiality and scope

We report the carbon footprint of our Scope 1 and 2 greenhouse gas (GHG) emissions in tonnes of CO2 equivalent from our business operations for the year ended 31 December 2020. We are including UK specific energy and emissions data to satisfy the Streamlined Energy and Carbon Reporting (SECR) requirements.

Our focus is on the areas of largest environmental impact, including manufacturing sites, warehouses, R&D sites and offices. Smaller locations representing less than 2% of our overall emissions are not included. Acquisitions completed before 2020 are included in the data, with more recent ones excluded. This is in-line with our established policy for the integration of acquired assets.

Our GHG emissions reporting represents our core business operations and facilities that fall within the scope of our consolidated financial statements. Primary data from energy suppliers has been used wherever possible.

We report our emissions in two scopes:

–  Scope 1 figures include: Direct sources of emissions which mainly comprise the fuels we use on-site, such as gas and heating oil, and fugitive emissions arising mainly from the losses of refrigerant gases. We include UK vehicle emissions from leased cars in 2020 only.

–  Scope 2 figures include: Indirect sources of emissions such as purchased electricity and steam we use at our sites.

Location-based emissions are calculated in compliance with the WRI/WBCSD GHG Protocol Corporate Accounting and Reporting Standard and have been calculated using carbon conversion factors published by BEIS/DEFRA for 2020. We have applied the emission factors most relevant to the source data, including DEFRA 2020 (for UK locations), IEA 2018 (for overseas locations) and for the US we have used the most recently available US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for the regions in which we operate. All other emission factors for gas, oil, steam and fugitive emissions are taken from DEFRA 2020.

In-line with dual-reporting we also report market-based emissions. These are contractual or supplier-specific emission factors that can be applied when procuring low-carbon energy or siting facilities in areas with lower emissions but also recognising that this might be higher than the grid average in some cases. Where market-based factors were not available, we have used ‘Residual Mix’ data for the EU locations and IEA data for all other countries, except the remaining US locations where the eGRID factors were applied.

We have also implemented, or benefited from, numerous energy efficiency and low-carbon energy measures during 2020. Some of these savings include:

LED lighting installations, the use of solar panels in India and China, a Combined Heat and Power (CHP) (natural gas fired) units in Germany, Building Energy Management systems (BEMS) to control equipment for maximum efficiency and the use of time zones and setbacks. We have also targeted the use of online ‘real time’ data to monitor energy usage to make savings. We have a programme to replace older inefficient equipment with highly efficient equipment, such as compressors, chillers, pumps, fans and motors.

In Memphis, US, during 2020, we purchased renewable energy certificates (RECs) through Green Flex, a voluntary renewable energy programme. Certified by Green-e Energy, North America’s leading certification programme for renewable energy, Green Flex RECs are based on wind power generated in the Midwest US. Purchasing RECs gives buyers the right to renewable energy and also makes it possible to track ownership of it. Our participation in this scheme underscores our commitment to supporting renewable energy and helps to reduce our market-based carbon emissions footprint.

Committed to working in a sustainable, ethical and responsible manner

Smith+Nephew has been and remains committed to working in a sustainable, ethical and responsible manner everywhere we do business. We are proud of our achievements over many years, including our recurring inclusion in leading indices, such as FTSE4Good, ISS and the Dow Jones Sustainability Index.

Member of
Dow Jones
Sustainability Indices

Powered by the S&P Global CSA

		2020			2019			2018
	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total
CO2e emissions (tonnes) from:
Direct emissions (Scope 1)[1]	4,842	4,912	9,754	4,747	5,141	9,888	5,842	4,114	9,956
Indirect emissions (Scope 2) (location-based)	3,968	59,223	63,191	4,911	62,413	67,324	5,790	62,096	67,886
Total (location-based)	8,810	64,135	72,945	9,658	67,554	77,212	11,632	66,210	77,842
Indirect emissions (Scope 2) (market-based)	4,851	25,527	30,378	5,072	52,080	57,152	6,137	60,338	66,475
Total (market-based)	9,693	30,439	40,132	9,819	57,221	67,040	11,979	64,452	76,431

Energy consumption to calculate Scope 1+2 emissions (GWh)	43	169	212	45	168	213	49	160	209
Intensity ratio:
CO2e (t) per $m sales revenue			15.9			15.1			15.9
CO2e (t) per full-time employee			3.9			4.3			4.7

1  UK vehicle data included in Scope 1 emissions in 2020.

2020 data includes recent acquisitions completed during 2019. Revenue: 2020:$4.6bn; 2019: $5.1bn; 2018: $4.9bn. Full-time employee data: 2020: 18,581; 2019: 18,030; 2018: 16,681.

Smith+Nephew Annual Report 2020	27

Investing in our people Smith+Nephew is a team of 18,000 colleagues inspired by our purpose of Life Unlimited and united by our culture pillars of Care, Collaboration and Courage.

Ensuring our employees are fully engaged with this purpose and culture is at the heart of our people strategy as we know engagement is a key driver of performance. We use the Gallup Q12 as our Annual Global Employee Survey to measure this and to determine where we need to focus and improve the employee experience.

In May, 89% of our employees took the time to complete the survey. This was an outstanding response and exceeded the previous year’s participation rate of 84%.

This was the second year we have used the Gallup tool, and we made significant improvement across every element of the survey. Our Grand Mean score improved by 0.32 propelling us from the 34th to the 76th percentile of companies in Gallup’s extensive database. These are excellent results for a company in its second year of survey, according to Gallup. Managers were provided with their individual team results and have set action plans to build upon strengths and address any gaps to continue to further drive engagement across Smith+Nephew.

Engagement is a priority, from the Board and senior management team and across all levels of employees. In 2020, the Board initiated its own programme to meet with employees, conducting listening sessions both face-to-face, and then virtually as required, with employees at locations across the globe. For more details see the Compliance & Culture Committee report on page 98.

28	Smith+Nephew Annual Report 2020

Strategic report

Prioritising
employee health

Smith+Nephew’s response to COVID-19 is described in detail on pages 10–13 of this report. The commitment to our people’s health, wellbeing and jobs was central to everything we did, with the Crisis Management Team’s first actions being to establish protocols to protect employees.

We established special pandemic leave to enhance existing leave policies and provided volunteer hours for employees who are healthcare providers to return to frontline care. We took an active management approach to employees with COVID-19, close contact or suspected cases. We also enhanced the tools available to support physical and mental health and deployed new collaboration tools.

We were determined to provide employees with authentic and clear internal communication, both using existing channels and new. We issued regular updates via email and created a dedicated section on our intranet for COVID-19 information and guidance, including information about mental and physical wellness during this difficult period. We used short, personal videos and live web meetings on specific topics as needed to allow dialogue and address questions. We also leveraged our social channels to build engagement and camaraderie among our remote employees. For our site-based employees we focused our communication on safety and appreciation for their efforts. No longer able to gather in groups, we have focused on building digital literacy and connectedness so that site-based employees feel informed and engaged.

Employees are being encouraged
‘not to mask their feelings’ in support
of mental health awareness.

An ethical
employer

At Smith+Nephew, we recruit,
employ and promote employees on
the sole basis of the qualifications
and abilities needed for the work to
be performed. We do not tolerate
discrimination on any grounds and
provide equal opportunity based on
merit.

Smith+Nephew gives individuals
with disabilities fair consideration for
all vacancies against the
requirements of the role. Where
possible, for any employee who has
a disability or who becomes disabled while working for us, we make reasonable adjustments and provide
appropriate training to ensure that
they are supported in their career.
We are committed to providing
equal opportunities in recruitment,
promotion and career development
for all employees, including those
with disabilities.

We do not use any form of forced,
compulsory or child labour.
Smith+Nephew supports the
Universal Declaration of Human
Rights of the United Nations,
respecting the human rights, dignity
and privacy of individuals and their
right to freedom of association,
freedom of expression and the right
to be heard.

As a global medical technology
business, we recognise our
responsibility to take a robust
approach to preventing slavery and
human trafficking. Smith+Nephew is
committed to preventing such
activities in all of its corporate
operations and in its supply chains.
Our full policy on modern slavery is
available on our website.

» To read more go to
www.smith-nephew.com/
sustainability/policies

Smith+Nephew Annual Report 2020	29

-nephew.com/sustainability/policies
Investing in our people continued Our culture pillars are our compass

Smith+Nephew had started
on a transformation journey before
COVID-19. At the heart of this was our
new purpose of Life Unlimited and our
culture pillars of Care, Collaboration and
Courage. These had been welcomed and
well received across all our employees.

Elga Lohler Chief Human Resources Officer

As COVID-19 began to impact our Company, first in China in early 2020, and then across all our markets, having such a strongly embraced purpose and culture made it much easier to determine how we should respond. They became our compass, and gave us the answers to many questions that we did not have a playbook for.

We lived our culture and made the decision to prioritise protecting our employees’ wellbeing and their roles. We took the position that those companies that treat their employees with care and compassion during these difficult times will be ready for the recovery and will be here for their customers and their patients.

The next step for our Company was to establish guiding principles for returning to the office. As we operate across so many countries and have various complexities in those countries it was impossible to have everyone follow exactly the same plan. Guiding principles set everyone up with clear direction, informed decision making and gave us greater opportunity for being consistent in how we supported employees, customers and communities, bringing us back to our purpose and culture.

We also spent a significant amount of time engaging our employees in authentic conversations about the state of the business, COVID-19 cases and the specific steps we are taking to protect those that continued to come to our sites and those working from home. In a matter of hours we became well-versed with working from home, set up protocols to enable this approach and became comfortable knowing that we did not have all the answers. Our employees trusted us to do the right thing and got on with it; and were patient when things did not happen or immediately work as planned.

We also found the time to step back from the day-to-day management and started a body of work about the future. This is led by a cross-functional and cross-geographic team focused on learning from what just happened to the world and to our Company and helping us become stronger for it versus reverting right back to the way we always operated. The outputs of this work include Workplace Unlimited, redefining where and how work happens at Smith+Nephew, which is described on the page opposite.

We are incredibly proud of how our employees continue to adapt to and overcome obstacles and for how they are embracing the future. An engaged workforce that lives and breathes our purpose and culture is an amazingly powerful force.

» Read more at www.smith-nephew.com/sustainability/policies

30	Smith+Nephew Annual Report 2020

Strategic report

Workplace Unlimited

At Smith+Nephew we have chosen to take this opportunity to re-think where and how work happens, understand employees’ aspirations, and be agile in the development of principles that will work for all.

“The office will become a place where we replenish our energy together, reinforce our collective culture, and support a sense of who we are as Smith+Nephew.” Mark Gladwell President Operations & GBS

We believe our global flexibility mindset will bring significant and impactful benefits, including greater trust, increased productivity and employee engagement.

At the heart of Workplace Unlimited is a commitment to meet the needs of employees – be they mobile workers who need to work from offices occasionally, teams who frequently need to meet to collaborate, specialists requiring access to specific equipment or employees who have on-site positions such as in manufacturing.

These needs are captured in four personas – external mobile, neighbourhood, hybrid and non-mobile.

	External mobile Employees who are road or remote-based with a schedule aligned to customer needs, such as our sales force.	Hybrid Employees who require flexible workspace to collaborate with others such as members of our Regulatory Affairs team.

	Neighbourhood Employees who use offices to collaborate and require dedicated area with specific assets, such as R&D engineers.	Non-mobile Employees who have an onsite position, with some flexibility options around time, such as manufacturing operators.

Smith+Nephew Annual Report 2020	31

Investing in our people continued

Inclusion and diversity

For the first time we participated in Gallup’s Inclusion Index in 2020. This index consists of questions around confidence that the Company will do what is right in issues of compliance and ethics, is committed to developing each employee’s strengths, and treats each employee with respect. We performed at around the mid-point of the Gallup database, and now have a baseline from which we can build a truly inclusive culture across Smith+Nephew.

We established a number of new initiatives in 2020, including formally launching global Employee Inclusion Groups (EIGs) and starting a new conversation around racial diversity inspired by events in the US and elsewhere in 2020. Roland Diggelmann, our Chief Executive Officer, initiated and attended a number of listening sessions with Elga Lohler, Chief Human Resources Officer. As a result, we formed three employee-led work teams dedicated to increasing inclusion and diversity across our workplace. One of the first actions has been the formation of UNITY, a new EIG on racial diversity.

“As we cultivate an environment of high performance, it must be built on the trust of employees and the ability for all backgrounds, perspectives, and experiences to be respected and celebrated. I am proud that we are launching official EIGs to bring employees together to share these experiences, help educate others and further drive our commitment to inclusion and diversity initiatives.”

Brad Cannon

President Sports Medicine & ENT
(ExCo Sponsor of UNITY)

Our team in Wroclaw, Poland, celebrated Pride 2020, bringing the colours of the rainbow to the office.

EIGs are voluntary, employee-led groups that foster a diverse, inclusive workplace aligned with our purpose, culture pillars, and business objectives – sponsored by senior leaders. Our primary goal for our EIGs is to create an inclusive culture that supports diversity of thought, background and perspective. We have now launched a number of EIGs covering a broad spectrum of diversity including: women; young professionals, race and ethnicity, veterans and mental and physical wellbeing. Our EIGs provide a network for employees to engage and collaborate as part of a global framework and be empowered to drive local/site events and activities.

We continue to run Listening+Sharing sessions, hosted by members of the Executive Committee, designed to create powerful global conversations to elevate the topic of Inclusion+Diversity. They allow management to learn from all employees about their experiences and ideas on how we can create an inclusive work environment for everyone and strengthen the sense of belonging and identity. We are committed to employment practices based on equal opportunities, regardless of race, ethnicity, gender, sexual orientation, socio-economic status, age, physical abilities, religious beliefs, political beliefs, or other ideologies. In 2020 we delivered inclusion training to 2,600 managers across Smith+Nephew.

17,914		1,057		12

Our UK Gender Pay ratios improved in 2020, as we built on the progress delivered in 2019 (see page 126). We have also focused on sponsorship of female talent with each ExCo member sponsoring up and coming females to help accelerate their development.

Total employees[1]		Senior Managers and above[2]		Board of Directors
Male	Female	Male	Female	Male	Female
58%	42%	70%	30%	67%	33%

1  Number of employees at 31 December 2020 including part time employees and employees on leave of absence.

2  Senior managers and above include all employees classed as Directors, Senior Directors, Vice Presidents, Executive Officers and includes all statutory directors and Directors of our subsidiary companies.

32	Smith+Nephew Annual Report 2020

Strategic report

We put emphasis on developing our female leaders. We also saw record numbers participating in Elevate, a monthly webinar series supporting the professional development of up to 200 women per month. Our UK Gender Pay ratios improved in 2020, as we built on the progress delivered in 2019 (see page 126) We have also focused on sponsorship of female talent with each ExCo member sponsoring up and coming females to help accelerate their development. In addition we have specific EIGs that focus on fostering an inclusive environment for women including women in sales, the society of women in engineering and women in leadership and management.

Achieving results

with responsibility

We believe that it’s a privilege to provide products and services for patients and healthcare professionals. And we believe that it’s up to everyone who works for us – or on our behalf – to share that responsibility by upholding our reputation for integrity and ethical conduct, because the sustainability of our business depends on doing things the right way.

Our world-class Global Compliance Programme helps our business to comply with applicable laws and regulations. Our comprehensive programme includes global policies and procedures, on-boarding and annual training for employees and managers, monitoring and validation processes, and reporting channels.

We have multiple levels of ethics and compliance oversight, including a Board Compliance & Culture Committee, to ensure managers, employees and business partners act with integrity and we regularly assess existing and emerging risks in the countries in which we operate.

We updated our Code of Conduct and Business Principles in 2019 (available at www.smith-nephew.com). This gives each employee the legal and ethical framework to guide what we do every day in a way that reflects our Company and our culture. It’s not enough to simply comply with the law; we should always behave ethically, even where the law is unclear or still developing.

Through our global intranet, we provide resources and tools to guide employees to make decisions that comply both with the law and our Code of Conduct. We ensure appropriate oversight of significant interactions with healthcare professionals or government officials. We comply with all country and US state transparency reporting laws which require reporting of physician compensation.

We believe that it’s up to everyone who works for us – or on our behalf – to share that responsibility by upholding our reputation for integrity and ethical conduct, because the sustainability of our business depends on doing things the right way.

Smith+Nephew Annual Report 2020	33

Investing in our people continued

Committed to development

We are committed to training, with employees having bespoke 70-20-10 development plans. These take a blended approach to learning and development: 70% through experiential/on the job learning; 20% by learning from others, for example through coaching; and 10% from formal learning. We have invested resources to support these plans, and exceeded our 2020 target of 80% of all employees having a development plan.

In 2019 we launched ‘Winning Behaviours’, a behavioural competency framework directly linked to our culture pillars of Care, Collaboration and Courage. It supports employee development by helping employees understand how they can demonstrate our culture on a daily basis. Our recruitment and assessment approach, and our performance management and talent management processes, all directly align to these Winning Behaviours.

The 70-20-10 development philosophy and our Winning Behaviours guide the development of leadership programmes and solutions. All employees have access to MyLearning, an online platform that includes videos, book summaries and virtual/online courses. We see very high levels of usage and engagement on the platform. Over half of employees who use it return for a second or third time, which is much higher than the SkillSoft benchmark.

Despite the disruption in 2020, 268 people leaders participated in our successful leadership programmes, Pioneer and Leadership Edge during the year. As well as refreshing content to reflect new leadership requirements, we also evolved these programmes to a more virtual and interactive deployment model, accommodating remote working.

Our Continuous Leadership Journeys (CLJs), which enables employees to tailor their training and learn at their own pace, continued to be extremely popular, with 294 participants across various programmes in 2020.

Our purpose Why we’re here…	Our culture pillars What we stand for…	Winning behaviours We are at our best when…

	Care	We put customers first

Life Unlimited		We value each other

	Collaboration	We work together to win

We own our success

	Courage	We create possibilities

34	Smith+Nephew Annual Report 2020

Strategic report

We ran a successful pilot of our new Executive Development Programme for our senior leaders in 2020, in partnership with Yale School of Management and Colombia Business School. 22 senior leaders completed the programme and the feedback was extremely positive. The opportunity to apply learnings in a real-world business project was particularly beneficial for participants and the business. We also continued to conduct Global Talent Reviews including Talent Spotlight sessions to identify emerging high potential employees.

The Global Talent Acquisition Team began 2020 with a focus on the implementation of our new internal model along with introducing several new technologies to drive greater efficiency and to enhance our candidate experience. The timing of our Modern Hire implementation could not have been better – enabling it to provide the best support to the business as we made the rapid shift to complete virtual interviewing. We also moved to a virtual/agile on-boarding process so we can ensure new employees feel quickly connected and aligned to our culture.

In light of the pandemic, we had to cancel many of our 2020 summer internships yet we wanted to provide continued support to these students. We had been reviewing the option of ‘Micro-internships’ (a virtual short-term, paid, project based position that is similar to those given to interns) and COVID-19 accelerated our implementation of a successful programme. Interns taking advantage of micro-internships each completed multiple projects throughout the summer. In addition, we ran a virtual professional development programme for other interns impacted.

Every year, we set out clear and measurable Group objectives based upon our strategic imperatives, which are directly linked to personal objectives of all employees. This enables employees to clearly see how their efforts contribute to the overall success of the business, which drives execution, accountability and engagement. During 2020 all employees’ objectives were reviewed to ensure they remained relevant and achievable in the face of the challenges of COVID-19.

Smith+Nephew’s compensation strategy supports high-performance and accountability across both financial and cultural performance metrics. A robust compensation framework is vital in attracting, retaining, and motivating high calibre people, driving better business results across an equitable work environment. We are Living Wage Accredited in the UK, voluntarily paying above the government required minimum. We also offer a share plan to the majority of employees globally.

Our recruitment and assessment approach, and our performance management and talent management processes, all directly align to these Winning Behaviours.

Smith+Nephew Annual Report 2020	35

Delivering
innovation

Throughout 2020 we continued to innovate to ensure the Group emerges from this crisis as strongly as possible. We protected our R&D investment, launched new products, made strategically important acquisitions, adapted our medical education and identified efficiencies across manufacturing.

Enabling innovation

CORI is the vanguard of our Real Intelligence digital ecosystem which, following applicable regulatory clearance and approval pathways, will include patient engagement, pre-operative planning, digital and robotic surgery, post-operative assessment and outcomes measurement solutions.

We launched RI.HIP NAVIGATION for total hip arthroplasty (THA), designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment. We also launched the JOURNEY◊ II Unicompartmental Knee (UK) System, building on the heritage of our partial knees now paired with proprietary OXINIUM◊ Technology. In China we received approval from the National Medical Products Administration (NMPA) to introduce our REDAPT◊ System for revision THA.

In Sports Medicine we introduced the INTELLIO◊ Connected Tower Solution, which wirelessly connects and remotely controls multiple Sports Medicine systems from outside the sterile field, an ideal solution for both hospitals and Ambulatory Surgery Centers (ASCs) where space is at a premium. In Europe we launched the NOVOSTITCH◊ PRO Meniscal Repair System and continued to roll out our REGENETEN◊ Bioinductive Implant.

Research & Development

At the heart of our innovation strategy is our R&D team, focused on delivering meaningful innovation and launching new products, systems and services backed by compelling clinical evidence. In 2020 we invested $307 million in R&D.

We delivered a number of important launches in 2020. In Orthopaedics this was led by a new handheld robotics platform, the CORI◊ Surgical System, available for both unicompartmental and total knee arthroplasty.

RI.HIP NAVIGATION for total hip arthroplasty is designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment.

36	Smith+Nephew Annual Report 2020

Strategic report

We also continued to invest in evidence to support the use of our products, including a new publication further validating the performance of our proprietary OXINIUM on XLPE (highly cross-linked polyethylene) for total hip arthroplasty. For our PICO◊ Single Use Negative Pressure Wound Therapy System (sNPWT) new studies demonstrated cost effectiveness when compared with traditional NPWT and clinical effectiveness compared to standard dressings in reducing surgical site complications, resulting in fewer deep sternal wound infections following cardiac surgery.

Acquisitions

Smith+Nephew’s strategy to invest in higher-growth segments is at the core of our acquisition programme. Under our capital allocation framework, M&A is the third priority for use of cash, and our business development team is focused on finding value-enhancing opportunities.

In September 2020 we announced our intention to acquire the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation for $240 million.

The acquisition, which we completed in January 2021, will significantly strengthen Smith+Nephew’s extremities business by adding a combination of a focused sales channel predominantly in the US as well as Canada and Europe, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline.

The portfolio is highly complementary to Smith+Nephew’s existing orthopaedics offering, in particular providing entry into the shoulder replacement and foot and ankle segments. The Extremity Orthopaedics R&D pipeline includes a next-generation shoulder replacement system, which is expected to be ready for full commercial launch in 2022.

In January 2020 we acquired Tusker Medical, Inc., the developer of the Tula® System, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections. This FDA-approved ‘Breakthrough-designated Device’ is the first system that can be used to place ear tubes in young children using local anaesthesia in the physician-office setting. Tula is highly complementary to our existing ENT portfolio. While the roll-out of Tula has been significantly impacted by the slow-down in elective ENT surgeries caused by COVID-19, we completed the first commercial procedures in May as planned.

In 2020 we also acquired two digital technology products as well as remote physical therapy assets. These formed the foundation for ARIA, our digital care management platform for ASCs, launched in 2020.

The acquired Integra portfolio is highly complementary, in particular providing entry into the shoulder replacement and foot and ankle segments.

“The Extremity Orthopaedics business acquired from Integra is an established global player in the rapidly growing extremities segment, including total shoulder replacement, and has a well-regarded specialised sales channel and a strong pipeline of new products. This strategic acquisition represents a significant opportunity to strengthen Smith+Nephew’s position in a high-value area and allows us to offer a leading extremities portfolio to customers.”

Skip Kiil

President Orthopaedics

Smith+Nephew Annual Report 2020	37

Delivering innovation continued
Major product launches in 2020	INTELLIO◊ Connected Tower Solution wirelessly connects and remotely controls multiple Sports Medicine systems from outside the sterile field.

The CORI◊ surgical platform is small and portable, making it ideal for ambulatory surgery centers (ASCs) and outpatient surgery.		The JOURNEY II◊ Unicompartmental Knee (UK) System utilises Smith+Nephew’s proprietary OXINIUM◊ Technology for partial knees.

ARIA is a digital platform and application designed to connect delivery of patient care with providers throughout the surgical and clinical episode.	HEALICOIL KNOTLESS◊ Suture Anchor expands our line of advanced healing solutions for rotator cuff repair.	The revolutionary Tula® System gives ENT surgeons an option to place ear tubes in an awake child during an office visit without the need for general anaesthesia.

38	Smith+Nephew Annual Report 2020

Strategic report

At the heart of our innovation strategy is our R&D team, focused on delivering innovation and launching new products, systems and services backed by compelling clinical evidence. In 2020 we invested $307 million in R&D.

Vasant Padmanabhan

President Research & Development

What is Smith+Nephew’s R&D model?

Our R&D model is structured to deliver a
pipeline of innovative products and solutions
that meet customer and patient needs. Our
model and structure provide for customer
and franchise focused innovation, while
leveraging assets and capabilities across the
enterprise. The close alignment between
new product development and Clinical
Affairs allows us to deliver clinical and
economic evidence of the value of our
innovation. New products are developed
using a rigorous phase-gate approach
starting with business case review and
ending with launch readiness review. We
also work closely with our manufacturing
colleagues to embed sustainability principles
into our design and packaging.

How important are acquisitions?

Very important. We are proud of our track
record in acquiring new technologies and
realising their potential in high growth
markets and segments. These acquisitions
complement existing product innovation and
help accelerate portfolio growth, strengthen
our established leadership positions, and
boost our core technologies and enterprise
capabilities. In 2020 we delivered new
launches based around acquired
technologies in ENT, robotics and our ASC
business.

What are you most proud of in 2020?

I am most proud of our Company’s
steadfast focus on the health and
safety of our employees and
customers during the pandemic. We
made the decision early in the year
to ring-fence our key R&D
programmes, while reducing
expenses wherever possible. We are
very pleased with how well we have
delivered exciting new products for
launches during the year in spite of
the COVID-19 challenges.

What should we expect in the future?

We expect to continue to deliver our
innovation pipeline with further
product approvals and launches
globally. Our products and solutions
are becoming more connected
digitally. We will develop solutions
like the Real Intelligence Digital
Surgery ecosystem that help our
customers to perform surgeries more
precisely and accurately leading to
better patient outcomes. Our
solutions will continue to provide
insights, derived from big data, for
better patient management.

What is Real Intelligence (RI)?

Real Intelligence: How Smith+Nephew thinks, innovates and re-imagines surgery.

While others focus on Artificial Intelligence (AI) as their path to the future, we take a different approach. Real Intelligence: where the power of human insight and experience work together with technology to create new care pathways.

Smith+Nephew has made significant investments in technology including: Blue Belt, the Brainlab Orthopaedic Joint Reconstruction business, and Atracsys.

Our vision combines robotics, software and data to improve outcomes. The Real Intelligence ecosystem creates a seamless connection through the continuum of care.

Smith+Nephew Annual Report 2020	39

Delivering innovation continued

Innovating
for ASCs

We have continued to develop new
offerings for the Ambulatory Surgical
Center (ASC) segment, which we view
as a strategic cross-franchise
opportunity. We are seeing an increase in the proportion of joint replacement procedures taking place in ASCs and believe that part of the US healthcare system’s response to COVID-19 has been to accelerate the shift. Smith+Nephew is well positioned to benefit from this trend through our new ASC solutions programme Positive
Connections which offers a unique
combination of leading technologies,
partnerships, programmes and
training to benefit patients and
healthcare providers.

ARIA, Smith+Nephew’s digital care
management platform, was launched
in August 2020 with a focus on ASC
customers. It promotes engagement
between patients and providers to
support the overall patient experience
before and after surgery. We continue
to build ARIA, adding patient selection
and care-pathway optimisation tools
as well as remote Physical Therapy
(PT) functionality for launch in 2021,
bringing convenience for patients with
musculoskeletal problems and helping
to manage costs for payors and
employers.

In 2021 we will introduce remote Physical Therapy (PT) functionality for ARIA, Smith+Nephew’s digital care management platform for ASCs.

Manufacturing
and quality

Delivering high quality products

Smith+Nephew takes great pride in its
manufacturing expertise and commitment
to distributing innovative, quality products
globally. Our Global Operations team
supports the delivery of the Group’s
strategic imperatives by ensuring that we
respond efficiently to geographical growth,
new product development and increasing
regulatory requirements.

We operate manufacturing facilities in eight
countries across the globe, and have central distribution in the US, Europe and Asia. Products for our Orthopaedics franchise are primarily manufactured at facilities in Memphis (US), Aarau (Switzerland), Tuttlingen (Germany), Beijing (China), and Warwick (UK). We are currently building a new high technology manufacturing facility in Penang (Malaysia) which is expected to open in late 2022.

Sports Medicine products are primarily
manufactured at the Mansfield (US) and
Alajuela (Costa Rica) facilities. The majority
of Advanced Wound Management products
are made in Hull (UK), Fort Worth (US),
Columbia, Maryland (US), and Suzhou
(China).

ARIA promotes
engagement between
patients and providers
to support the overall
patient experience
before and after
surgery.

40	Smith+Nephew Annual Report 2020

Strategic report

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

Manufacturing efficiency

We are continuing a programme to transform our operations. This programme is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million.

One major component of the programme is to continue to optimise our manufacturing network, including introducing digital technologies and lean manufacturing. Malaysia will provide additional capacity in a low-cost location to support future growth. We have expanded our site in Costa Rica and are transforming it into a multi-franchise facility to manufacture PICO sNPWT for the US market. We have also completed the transfer of Bioactives manufacturing from Curaçao to our facility in Texas.

A second component underway is the outsourcing of our global warehousing and distribution functions in the US and Europe to a specialist third party partner. We expect to benefit from the greater scale and expertise of our partner, including their advanced warehouse automation.

“Global Operations is focused on
delivering ever-greater efficiency by
operating an optimal facility
footprint, driving lean manufacturing methods across our network and identifying opportunities within our supply chain to deliver world-class service levels.”

Mark Gladwell

President Operations & GBS

Preparation
for Brexit

Supporting our customers to ensure they are able to continue treating patients is an absolute priority for Smith+Nephew.

At the heart of this is our supply chain, where we have built comprehensive contingency plans, in particular related to threats of wider disruption posed by the end of the Brexit Transition Period on 31 December 2020, and the impact of COVID-19.

These contingency plans are built on Smith+Nephew’s Group Business Resilience and Continuity Management programme, which reviews and implements protocols and procedures to address risks and impacts identified to our business – as may affect our staff, customers, stakeholders, and products and services.

In anticipation of the end of the Brexit Transition Period, we undertook detailed programmes to identify risks and ensure that contingencies could be implemented as required. Our plans addressed risks and issues which might have impacted on regulatory compliance, manufacturing, supply chain, our people and operation of our IT and finance systems. As a Brexit contingency we built up an additional six weeks of inventory in the UK.

If necessary, we have the ability to flex our supply chain to ship products directly to both the UK and EU, reducing our reliance on crossing the UK/EU border. We have registered for the UK Government Secured Freight Capacity and Government Express Freight schemes for easier access into the UK and have secured Authorised Economic Operator (AEO) status which enables priority treatment for our products at the UK border.

Work is progressing rapidly on our new high technology manufacturing facility in Penang, Malaysia.
$200m Our programme to transform our operations is expected to deliver around $200 million of annualised benefits by 2025 for a one-off cost of around $350 million.

Smith+Nephew Annual Report 2020	41

Delivering innovation continued

Medical
education

Smith+Nephew is committed to empowering healthcare professionals with education and training to help improve patient outcomes across the globe.

Medical education at Smith+Nephew offers healthcare providers opportunities to learn the latest evidence, innovative surgical techniques, and effective use of our products. We also partner with professional societies, fellowship programmes, and thought leaders to elevate the standard-of-care across the therapeutic areas we serve.

Our focus is providing learning journeys delivered when it is most needed in a format preferred by the user. Customers have access to content that is tailored to their specialty and role in the treatment continuum. We have also expanded our course offering and introduced a new engaging online platform to supplement traditional peer-to-peer interactions and hands-on practice.

By leveraging state-of-the art technology, Smith+Nephew provides virtual experiences for hospitals, ASCs and clinics, bringing together surgeons, education professionals, and clinicians remotely. Our distinct ability to adapt to customers’ learning needs provides options of remote procedure support, proctoring, and collaboration. Smith+Nephew Responds goes further in providing on-demand live wound care support and education.

We are also developing a broader reach to educate across sites of care, specialties, and geographies. Our goal is to provide a rich offering of education across the full continuum of care including nurses, allied professionals, extended staff, and payers.

This year, we accelerated virtual and hybrid learning opportunities to enhance in-person learning and provide education when and how customers want it. In 2020, a record 186,000 healthcare professionals attended our courses globally, with nearly 80% delivered virtually compared to just 11% during 2019.

In 2021, Smith+Nephew will launch Education Unlimited, a new global website platform with medical education resources spanning across Advanced Wound Management, Orthopaedics, Sports Medicine, and ENT.

80% In 2020, a record 186,000 healthcare professionals attended our courses globally, with nearly 80% delivered virtually compared to just 11% during 2019.

Royal College of Surgeons accreditation for new digital medical education programme

In May 2020 we were pleased to announce that our new global digital medical education programme had been accredited by the Royal College of Surgeons of England.

Launched in response to the COVID-19 pandemic, the programme was designed to support the development of surgeons by providing educational webinars on the safe and effective use of Smith+Nephew products as well as surgical techniques.

In its first month the programme attracted healthcare professionals from more than 110 different countries.

This accreditation builds on the
Royal College of Surgeons of
England accreditation received in
2018 for Smith+Nephew’s surgical
training facility, the Expert
Connect Centre, in Watford, UK.

42	Smith+Nephew Annual Report 2020

Strategic report

Quality and Regulatory Affairs

Global regulators are constantly striving
to improve standards. In 2021 new regulations
in Europe will have a fundamental effect on
our industry.

Melissa Guerdan

Chief Quality and Regulatory Affairs Officer

A global Quality and Regulatory Affairs function supports full product life-cycle management of Smith+Nephew’s global product portfolio from design and development through manufacturing and post-market surveillance.

These teams establish appropriate processes and procedures to facilitate compliance to complex global regulations and laws that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products.

The Quality and Regulatory Affairs teams directly support expansion of our global portfolio through the registration of new products and existing products in new markets, as well as ensuring compliance with regulatory reporting standards.

What is EU MDR?
Requirements of global regulatory
agencies are becoming increasingly
stringent and we expect this to
continue. The European Union (EU)
Medical Devices Regulation (MDR)
includes new requirements for the
manufacture, supply and sale of all
CE marked products sold in Europe
and requires the re-registration of
all medical devices with CE
marking, regardless of where the
devices are manufactured. This is a
significant undertaking. EU MDR will
apply from May 2021.

Is EU MDR a good thing?
At Smith+Nephew we view any
changes that are in the interest of
protecting patients as positive and
in-line with our own company
values. Amongst a number of
changes, EU MDR creates
transparency of product
performance with the intent to drive
improvements in product innovation
and performance, while helping
customers make informed decisions
– these are noble objectives and
aligned with our values. We have
for a number of years been
increasing our investment in clinical
evidence for exactly the same
reason – to inform clinical practice
and help improve outcomes.

Is Smith+Nephew ready?

We have been preparing for MDR since
2017. Given the magnitude and
complexity of the regulation, a project
team approach was adopted so that there
was dedicated focus on this important
regulatory change. More than 300
employees working across 11
workstreams, including regulatory,
quality, R&D and supply chain, are
ensuring that the requirements of the
regulation are embedded and met across
our business. We have re-organised our
EU supply chain to comply with the
economic operator requirements of the
Regulation, and from a manufacturer
perspective we have completed all
technical requirements and are finalising
labelling changes ahead of the May 2021
deadline.

110 In its first month the programme attracted healthcare professionals from more than 110 different countries.

“Our Quality and
Regulatory Affairs
teams strive to ensure
that patient safety and
product quality are at
the forefront of our
global employees’
approach to their work.
We maintain an
unwavering
commitment to
excellence and service
to our customers.”

Melissa Guerdan

Chief Quality and

Regulatory Affairs Officer

Smith+Nephew Annual Report 2020	43

orthopaedic surgeons to wound care nurses, general practitioners and other clinicians, but increasingly also economic stakeholders such as purchasing professionals in hospitals and healthcare insurers.

structure with three franchises: Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management. Each is led by a dedicated global president who serves on our Executive Committee and reports to the Chief Executive Officer. The franchise model is designed to ensure that we have subject and market experts leading specialist teams dedicated to serving the specific requirements of our customers.

Serving our

customers

Healthcare professionals are our customers, and they
can range from orthopaedic surgeons to wound care
nurses, general practitioners and other clinicians, but
increasingly also economic stakeholders such as
purchasing professionals in hospitals and healthcare
insurers.

Our franchise model

Smith+Nephew has a global franchise structure with three franchises: Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management. Each is led by a dedicated global president who serves on our Executive Committee and reports to the Chief Executive Officer. The franchise model is designed to ensure that we have subject and market experts leading specialist teams dedicated to serving the specific requirements of our customers.

Our franchises are responsible for strategy, determining which products we take to market and how we market these globally. The franchises work closely with R&D to ensure we are developing products that meet unmet needs and with Global Operations to ensure we have appropriate availability.

Putting customers at the heart of our business	The franchises also share global commercial support teams in the areas of medical education, sales training, marketing services and healthcare economics.

Three franchises set

global product strategy

Three regional organisations

sell to our customers

US/Americas

In the US, our largest market, the commercial teams are organised by franchise and led by the franchise presidents. The President Sports Medicine & ENT also leads our teams in LATAM and Canada

Europe, Middle East & Africa

Our EMEA commercial organisation is headquartered in Zug, Switzerland. The team is led by Peter Coenen, President EMEA Region

Asia Pacific

Our Asia Pacific commercial organisation is headquartered in Singapore. It is led by Myra Eskes, President Asia Pacific Region

Our customers:

– Nurses

– Surgeons

– Healthcare
systems

– Payors

– Patients

Orthopaedics

Skip Kiil, President

»

Sports Medicine
& ENT

Brad Cannon, President

»

Advanced
Wound Management

Simon Fraser, President

»

Read more on our franchise

Read more on our franchise

Read more on our franchise

44	Smith+Nephew Annual Report 2020

Strategic report

Commercial delivery

Smith+Nephew sells through a regional
commercial structure, with dedicated
organisations covering the US, Europe, Middle
East and Africa (EMEA), and Asia Pacific
(APAC).

In the US, our largest market, the commercial
teams are organised by franchise. These
teams are also led by the global franchise
president who has full commercial
responsibility. The President Sports Medicine
& ENT also leads our teams in Latin America
and Canada.

Our EMEA and APAC commercial organisations
are also led by presidents, who serve on our
Executive Committee and report to the Chief
Executive Officer. Again this is to ensure that
their voices are heard at the highest level and
the needs of their customers are recognised
and appropriate resource dedicated to them.

Under the EMEA and APAC presidents are
country clusters, based on geographic
proximity, critical mass of revenue, and
similar go-to-market strategies. They are led
by managing directors with business unit
leads for each franchise.

Highly trained

and skilled

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

We pride ourselves on giving customers a high standard of service and invest in developing our sales and marketing organisation. We are proud of our Global Commercial Training and Education structure, which delivers a consistent content and curriculum-based approach, coupled with deep commercial training specialisation in key markets.

In 2020, as access to hospitals was restricted due to COVID-19, many of our representatives continued to support urgent cases at the request of customers. For those who were not required, we invested more in training our representatives to ensure we were ready to step back up as elective procedures restarted.

Smith+Nephew Annual Report 2020	45

Serving our customers continued Orthopaedics

Smith+Nephew’s Orthopaedics franchise includes an innovative range of Hip and Knee Implants used to replace diseased, damaged or worn joints, enabling technologies that empower surgeons, and Trauma products used to stabilise fractures and correct bone deformities.

Performance

	2020	2019
Franchise revenue	$1,917m	$2,222m
Franchise profit	$389m	$666m

	2020	2020	2020
	Revenue	Reported growth	Underlying growth*
Knee Implants	$822m	-21.1%	-21.0%
Hip Implants	$567m	-7.5%	-7.4%
Other Recon	$68m	-12.9%	-26.1%
Trauma	$460m	-5.7%	-5.1%

*  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

“Our joint reconstruction portfolio of unique and differentiated hip and knee implants allows surgeons to utilise our leading robotic technology to help restore pain-free movement to patients.”

Skip Kiil

President Orthopaedics

In Knee Implants, Smith+Nephew’s specialised systems include leading products for total primary and revision, partial and patellofemoral joint resurfacing procedures.

The JOURNEY◊ II Total Knee Arthroplasty system is demonstrated to replicate normal knee positions, shapes, and motions.1–3 The LEGION◊/GENESIS◊ II Total Knee System is a comprehensive system which includes a revision option to replace a knee implant that is no longer functioning properly. Both systems feature our proprietary advanced hard-wearing OXINIUM◊ Oxidized Zirconium bearing surface. In 2020 we launched the JOURNEY◊ II Unicompartmental Knee (UK) System, building on the heritage of our partial knees paired with OXINIUM Technology.

In Hip Implants, our range includes the ANTHOLOGY◊ Hip System, SYNERGY◊ Hip System, POLAR3◊ Total Hip Solution and OR3O◊ Advanced Dual Mobility system. All these systems feature OXINIUM. Our REDAPT◊ Revision Hip System is designed to allow ingrowth through an additive, or 3D printing, manufacturing process which produces a porous implant designed to mimic the structure of cancellous bone.

In our Other Reconstruction segment we launched a new handheld robotics platform, the CORI◊ Surgical System, available for both unicompartmental knee arthroplasty and total knee arthroplasty.

CORI is the vanguard of our Real Intelligence digital ecosystem, which is described in more detail on page 39. CORI is being rolled out globally and replaces the NAVIO◊ Surgical System in our portfolio.

In Trauma, leading products include the TRIGEN◊ INTERTAN◊ hip fracture system, which is backed by many years strong clinical evidence,[4] the EVOS◊ Plating System that offers multiple fixation options and, for extremities and limb restoration, the TAYLOR SPATIAL FRAME◊ External Fixator as well as plating systems and soft tissue repair products.

In January 2021 we acquired Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation for $240 million. This acquisition is expected to strengthen our extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline including a next-generation shoulder replacement system. See page 37.

2020 Performance

The impact of COVID-19 was pronounced on our Orthopaedics franchise in 2020, driven by lower levels of elective surgery. As a result, on a reported basis, revenue declined -13.7% and profit -42%. Hip Implants performance included good growth from the REDAPT◊ Revision Hip System and recently launched OR3O Dual Mobility Hip System. Recovery in Knee Implants lagged behind Hip Implants reflecting the nature and causes of the procedure as well as the ongoing drag ahead of the launch of our cementless knee. In Other Reconstruction the reception for CORI surgical system was positive. Our Trauma businesses remained more resilient across the year, with the EVOS Plating System performing strongly.

OR3O◊

OR3O, our new Advanced
Dual Hip Mobility system
incorporating our proprietary
OXINIUM technology, has
been well-received by
customers, delivering a good
commercial performance in
the second half of 2020.

» A full list of references can be found on page 238

46	Smith+Nephew Annual Report 2020

Strategic report

Enhancing quality of life

Whether through improving clinical outcomes, extending the life and functionality of implants or enhancing operating room efficiency, our innovations differentiate us and provide solutions to patients seeking to regain their quality of life.

King of the court

“Basketball has always been my shield against
getting old. When I learned that patients don’t
usually return to playing basketball after having
knee replacement, I was determined that
wouldn’t be my story.

“Of course, defying the odds meant two things: I
had to be willing to put in the hard work, and I
needed the right teammates beside me – Dr.David Mayman at Hospital for Special Surgery and my physical therapist.

“Six months after the second knee was replaced,
I began shooting. Around nine

months later, I was playing three hours a day, twice a week. Best of all, I was holding my own against guys thirty years younger.

“Knee replacement was one of the best
decisions I’ve ever made. I was in
constant pain, limping around and
generally miserable. Now, at 69 and
about to celebrate the tenth anniversary
of my first OXINIUM knee replacement,
I’m still playing ball and don’t think
about pain at all.”

Craig Raucher

Founder/Commissioner Staten Island
Basketball League

» See page 238 for
testimonial reference

Smith+Nephew Annual Report 2020	47

Serving our customers continued

Innovative

technology for minimally invasive surgery

Smith+Nephew has a rich history of product development, and our technologies, instruments and implants enable surgeons to perform minimally invasive surgery of the joints, including the repair of soft tissue injuries and degenerative conditions of the shoulder, knee, hip and small joints.

Throwing the ball again

“I have a son that’s very active in sports.
Every day we throw the baseball. Well, that
was a worry, I couldn’t throw the baseball.
Well, we’re throwing the ball every day
again now and it’s been less than a year
since I had my surgery. The results were
pretty impressive to me.

“My goal was to be able to get back to
work, and be able to get back to my
family, and get back to my recovery.
And that seemed to work out
pretty good.

“Captain Don Hiller had Rotator Cuff
Repair Surgery on a partial cuff tear
using the REGENTEN Bioinductive
Implant. The operating surgeon was
Dr Alejandro Badia, MD, FACS.
Captain Hiller was back to work two
months after surgery.

“My name is Captain Don Hiller
and since my procedure, I have
been able to live my life
unlimited.”

Captain Don Hiller

» See page 238
for testimonial reference

48	Smith+Nephew Annual Report 2020

Strategic report

Sports Medicine & ENT

Smith+Nephew’s Sports Medicine & ENT franchise operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Performance

	2020	2019
Franchise revenue	$1,333m	$1,536m
Franchise profit	$306m	$489m

	2020 Revenue	2020 Reported growth	2020 Underlying growth*
SMJR	$710m	-10.5%	-10.2%
AET	$517m	-12.6%	-12.4%
ENT	$106m	-29.9%	-29.7%

* These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222-226.

“Our Sports Medicine & ENT franchise is well positioned for growth with a differentiated portfolio that addresses the needs of patients, physicians, providers and payers.”

Brad Cannon

President Sports Medicine & ENT

◊ Bioinductive Implant, which supports the body’s natural healing response to facilitate new tendon-like tissue growth and disrupt disease progression1-5, and novel REGENESORB◊ Material, used in anchors, which encourages the implant to be absorbed and replaced by bone within 24 months.6-8

◊ PRO Meniscal Repair System addresses complex meniscal tear patterns not adequately served by other repair systems, including horizontal cleavage tears affecting approximately one-third of meniscal repair patients.[9] Part of our All Tears All Repairs portfolio, it is highly complementary to our FAST-FIX◊ 360 Meniscal Repair System.

◊ Connected Tower Solution, which wirelessly connects and remotely controls multiple Sports Medicine systems from outside the sterile field, an ideal solution for both hospitals and Ambulatory Surgery Centers (ASCs) where space is at a premium. See page 40.

◊ Plasma Technology, which has been used to remove tonsils and adenoids for over 15 years, has an ability to remove tissue at low temperatures with minimal damage to surrounding tissue.[11] Using COBLATION Technology, the HALO◊ COBLATION Wand with the WEREWOLF◊ System is the only system with an all-in-one device designed for both fine dissection and debulking of tissue in adenotonsillectomy. We also market a wide range of dissolvable and removable post-operative nasal dressings, as well as a comprehensive portfolio of epistaxis solutions.

® System, an in-office solution for placement of tympanostomy tubes (commonly known as ear tubes), following our acquisition of Tusker Medical, Inc. in January 2020. See page 37. Tula is a Trademark of Tusker Medical, Inc., a subsidiary of Smith+Nephew.

year-on-year due largely to greater caution over restarting procedures and lower rates of ENT infections.

In Sports Medicine Joint Repair (SMJR) our products help surgeons repair soft tissue injuries and degenerative conditions of the joint.

For shoulder repair, we market products primarily for Rotator Cuff Repair (RCR) and instability repair, two of the most common sports medicine procedures. Advanced Healing Solutions for rotator cuff repair includes the innovative REGENETEN◊ Bioinductive Implant, which supports the body’s natural healing response to facilitate new tendon-like tissue growth and disrupt disease progression1-5, and novel REGENESORB◊ Material, used in anchors, which encourages the implant to be absorbed and replaced by bone within 24 months.6-8

In knee repair, the NOVOSTITCH◊ PRO Meniscal Repair System addresses complex meniscal tear patterns not adequately served by other repair systems, including horizontal cleavage tears affecting approximately one-third of meniscal repair patients.[9] Part of our All Tears All Repairs portfolio, it is highly complementary to our FAST-FIX◊ 360 Meniscal Repair System.

In Arthroscopic Enabling Technologies (AET) our products facilitate the practice of arthroscopic surgery. These include high definition imaging solutions, industry leading energy-based and mechanical resection platforms, and fluid management and access technologies. Our platforms work in concert to facilitate access to various joint spaces, visualise the patient’s anatomy, resect degenerated or damaged tissue and prepare the joint for a soft tissue repair. The LENS 4K Surgical imaging system uses 4K UHD image quality and network connectivity in a 3-in-1 console for multispecialty environments. The WEREWOLF◊ and QUANTUM◊ 2 COBLATION◊ Controllers enable surgeons to remove soft tissue precisely[10] and control bleeding in a variety of arthroscopic procedures.

In 2020 we introduced the INTELLIO◊ Connected Tower Solution, which wirelessly connects and remotely controls multiple Sports Medicine systems from outside the sterile field, an ideal solution for both hospitals and Ambulatory Surgery Centers (ASCs) where space is at a premium. See page 40.

In Ear, Nose & Throat (ENT) our COBLATION◊ Plasma Technology, which has been used to remove tonsils and adenoids for over 15 years, has an ability to remove tissue at low temperatures with minimal damage to surrounding tissue.[11] Using COBLATION Technology, the HALO◊ COBLATION Wand with the WEREWOLF◊ System is the only system with an all-in-one device designed for both fine dissection and debulking of tissue in adenotonsillectomy. We also market a wide range of dissolvable and removable post-operative nasal dressings, as well as a comprehensive portfolio of epistaxis solutions.

We launched the Tula® System, an in-office solution for placement of tympanostomy tubes (commonly known as ear tubes), following our acquisition of Tusker Medical, Inc. in January 2020. See page 37.

2020 Performance

Performance in Sports Medicine & ENT was significantly impacted by COVID-19 restrictions in 2020, resulting in lower levels of elective surgery. As a result, on a reported basis, revenue declined -13.2% and profit -37%. Sports Medicine Joint Repair performance was driven by shoulder repair. In Arthroscopic Enabling Technology capital sales aligned closely to recovery in elective surgery volumes over the year. ENT’s revenue was substantially lower year-on-year due largely to greater caution over restarting procedures and lower rates of ENT infections.

» A full list of references can be found on page 238

REGENETEN

Bioinductive

Implant

The REGENETEN Bioinductive

Implant, which supports the

body’s natural healing response

by inducing the growth of new

tendon-like tissue,1-5 has had

a transformative impact on

the way surgeons approach

rotator cuff procedures.

Smith+Nephew Annual Report 2020	49

Serving our customers continued

Advanced Wound Management

Performance

	2020	2019
Franchise revenue	$1,310m	$1,380m
Franchise profit	$316m	$370m

		2020	2020
	2020 Revenue	Reported growth	Underlying growth*
AWC	$647m	-7.7%	-7.5%
AWB	$431m	-1.1%	-10.5%
AWD	$232m	-4.8%	-4.8%

*  These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222–226.

Smith+Nephew’s extensive Advanced Wound Management portfolio is designed to meet broad and complex clinical needs, helping healthcare professionals get ‘CLOSER TO ZERO’ human and economic consequences of wounds.

“Chronic wounds represent a large and increasing burden on patients and healthcare systems. Smith+Nephew has a broad portfolio used across the spectrum of clinical needs, from prevention protocols to wound healing.”

Simon Fraser

President Advanced

Wound Management

In Advanced Wound Care (AWC) our portfolio includes products that are designed to manage exudate and infection, protect the skin and prevent pressure injuries. In exudate management, our products provide appropriate wound fluid handling and absorption to help promote an optimal wound healing environment.[1] Our ALLEVYN◊ LIFE Foam Dressing is uniquely differentiated, with its EXUMASK◊ Change Indicator and fluid lock-in technology. In a recent study a 47.1% reduction in weekly dressing change frequency was observed compared to a variety of other wound management dressings.[2]

In infection management, our key silver-based ACTICOAT◊ Antimicrobial Barrier Dressings, DURAFIBER◊Ag Absorbent Gelling Silver Fibrous Dressing, ALLEVYN◊ Ag Antimicrobial Foam Dressing, as well as IODOSORB◊ Cadexomer Iodine Ointment provide clinicians with a range of solutions to address bacterial burden, biofilm and infection.

Smith+Nephew promotes best practice guidelines, including the globally recognised T.I.M.E. principles, offering a systematic approach to wound healing.[3] Due to the breadth of our portfolio, Smith+Nephew is uniquely positioned to provide customers with a set of comprehensive products across each clinical need assessed within the externally recognised T.I.M.E. Clinical Decision Support Tool.

In Advanced Wound Bioactives (AWB), our products provide an approach to debridement, dermal repair, and tissue substitutes with over 500 publications supporting their clinical application. Collagenase SANTYL◊ Ointment 250 units/gram is the only FDA-approved biologic enzymatic debridement agent available in the US market.

In our skin substitute product range, GRAFIX◊ Placental Membrane and STRAVIX◊ Umbilical Tissue, acquired in 2019 with Osiris Therapeutics, retain the extracellular matrix, growth factors, and endogenous mesenchymal stem cells, fibroblasts and epithelial cells of the native placental tissue to support advanced soft tissue repair. Intended for application directly to acute and chronic wounds and as surgical cover or wrap. In addition, OASIS◊ Wound Matrix is a naturally-derived porcine extracellular matrix replacement portfolio.

In Advanced Wound Devices (AWD), our portfolio helps improve healing outcomes in chronic wounds[4], prevent surgical site complications[5] and prevent pressure injuries.[6] The PICO◊ system range of single use negative pressure wound therapy systems (sNPWT) brings the effectiveness of traditional NPWT in a small portable system. This unique technology is used on both chronic wounds and closed incisions. AWD also includes our traditional RENASYS◊ Negative Pressure Wound Therapy System, LEAF◊ Patient Monitoring System that supports a hospital’s pressure injury prevention strategy, and the VERSAJET◊ Hydrosurgery System, a surgical debridement device.

2020 Performance

Performance in Advanced Wound Management was more resilient across 2020 than our surgical franchises, although it was impacted by restrictions on access to healthcare facilities and lower levels of elective surgery. As a result, on a reported basis, revenue declined -5.1% and profit -15%. Within AWC our focus on commercial execution led to an improved performance across most regions by year-end. AWB was impacted by COVID-related restrictions to US healthcare provision. In AWD PICO sNPWT led performance, with our traditional RENASYS system having a strong finish to 2020.

ALLEVYN LIFE

Use of ALLEVYN LIFE Dressing in a
community setting helped to
significantly¥ reduce the
frequency of weekly dressing
changes (47.1%) and weekly
dressing costs (58.7%) compared
with previous dressings, as well
as improve HCP and patient
satisfaction.[2]

» A full list of references can be found on page 238

50	Smith+Nephew Annual Report 2020

Strategic report

Reducing the
burden of wounds

Following the 2019 guidance from the UK’s National Institute for Health and Care Excellence (NICE) for PICO◊ sNPWT[7], we have continued to build the world-class evidence base. As of 1 May 2020 there were 146 publications, including 31 level one studies, randomly controlled clinical trials, meta-analyses etc. in multiple closed incision and open wound indications that demonstrates the clinical performance and economic value of the PICO◊ System.

Reducing surgical site infections

The 2019 NICE Guidance supported the adoption of PICO◊ sNPWT System, in patients at risk of surgical site infections (SSIs).[7] SSIs are a substantial burden as Laura’s story demonstrates. Having had complications following her first two Caesarian sections resulting in months of GP visits, pain and frustration, she was prescribed PICO sNPWT on her third C-section and subsequently no surgical site complications materialised.

In a recent RCT of 876 obese women
undergoing C-section, the use of
PICO sNPWT resulted in a reduction
in the incidence of SSIs by 50%,
when compared to standard
dressings.[8]

Nana Hyldig of Odense
Universitetshospital, Denmark, said:
“The study shows that PICO dressing
reduces the risk of SSI. It is our
hope that the results from the study
will benefit patients and health care
systems around the world.”

» See page 238 for testimonial reference

Smith+Nephew Annual Report 2020	51

Employees

---------------------

Our employees are crucial to the success of our business and many of our decisions have an impact on them. We believe that an engaged workforce is better for business.

» See pages 28-35,
99 and 103

Investors

--------------------

Our equity investors are the owners of our business and it is important for us to understand their perspectives on capital allocation and how the Company is run.

» See pages 102
and 227-235

Environment and community

-----------------------

People, Planet and Products are at the heart of our Sustainability strategy ensuring a positive impact on our communities and our environment and enabling us to innovate sustainably.

» See pages 24-27

and our 2020
Sustainability
Report

Government

and regulators

-------------------

We are subject to the laws and regulations of many governments and regulators across the world and we work to ensure product safety and legal compliance in order to achieve the full potential of our portfolio.

» See page 105

Customers and suppliers

------------------------------

Our business model creates value through customer centricity whilst working in partnership with our suppliers ensures we have the right resources to support our growth.

» See pages 44-45
and 104

Our stakeholders

Our approach
to stakeholders

In accordance with section 172 of the Companies Act 2006 and the UK Corporate Governance Code 2018, the Board considers the potential impact on the Company’s key stakeholders and takes their views and interests into account when making decisions. The Board also takes the opportunity to engage with our stakeholders, as appropriate. Whilst this has been challenging during 2020 due to the COVID-19 pandemic, virtual arrangements have been made where possible with our main stakeholders. For further information on how we engage with our main stakeholders see:

52	Smith+Nephew Annual Report 2020

Strategic report

Risk report Our risk management process Like all businesses, we face a number of risks and uncertainties	1. Risk identification Identifying risks associated with the achievement of our objectives by function at the Group level.

2. Gross (inherent) risk assessment Assessing the level of inherent (gross) risk.

3. Current control identification Identifying existing controls to mitigate risks.

Successful management of existing and emerging risks is critical to the achievement of strategic objectives and to the long-term success of any business. Risk management is therefore an integral component of Smith+Nephew’s Corporate Governance.

As in previous years our Enterprise Risk Management process is based on a holistic approach to risk management. Our belief is that the strategic and operational benefits of proactively managing risk are achieved when Enterprise Risk Management is aligned with the strategic and operational goals of the organisation, and our process and governance structure achieves this.

2020 has seen a further maturing of risk management, including by increasing senior management engagement in risk and business continuity. The Company’s response to the global pandemic was managed by the Group’s Crisis Management Team that was convened within the existing business continuity and incident management framework.

Additionally, as part of the strategy session, we discussed emerging risks with the Board. For example, we evaluated the risk of digital companies moving into healthcare.

Risk management life cycle

Annual improvement and refinement to our risk management ensures that it remains aligned with strategy and operations.

Our Risk Management Policy, sponsored by our Chief Executive Officer, is supported by an Enterprise Risk Management Manual and the Group Risk Team providing training to Business Area Risk Champions. As in prior years risks continue to be managed through a ‘top-down’ and ‘bottom-up’ process, with regular oversight from the Executive Committee and quarterly reports to the Board Committees. An overview of our risk management life cycle is illustrated.

2021 Risk Management Plan

Our work will continue to evolve in 2021 with a particular focus on strengthening integration to strategy and budgeting processes. We will continue to ensure a truly collaborative approach to risk management with risk accountability sitting squarely with management and a proactive Group Risk Team influencing decision-making through effective challenge and timely consultation.

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

6. Risk reporting Reporting the status of our most significant risks through the ‘bottom-up’ business area processes and the ‘top-down’ Executive Committee and Board process.

7. Monitoring and review Monitoring of risks and actions by management, the accountable Executive and Board.

Smith+Nephew Annual Report 2020	53

Risk report continued Our risk governance framework

At the very top of our structure is our Board, setting our risk appetite and monitoring the application of our risk framework including strategy, execution and outputs of risk reviews by the business and Group Risk Team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, risk owner community and our management group. A formal ‘bottom-up’ exercise ensures that risks are escalated back through the process to our Board and are reflected in our Principal Risks as appropriate. Providing guidance and rigour across this process is our Executive Committee and the Group Risk Team.

At the third line of defence is our Internal
Audit Function, providing an annual opinion
on the effectiveness of our Risk
Management process to the Executive
Committee, chaired by the Chief Executive
Officer, and then to the Board and its
Committees.

Board of
Directors and
Board Committees

Executive Committee

Business Area

Internal Audit

Group Risk Team

54	Smith+Nephew Annual Report 2020

Strategic report

Board of Directors
and Board Committees

–  The Board is responsible for regular
oversight of risk management, for our
annual strategic risk review and for
determining the risk appetite the
organisation is willing to take in
achieving its strategic objectives.

–  The Board monitors risks through Board
processes (Strategy Review,
Disclosures, M&A, Investments,
Disposals) and Committees (Audit and
Compliance & Culture).

–  The Audit Committee is responsible for
ensuring oversight of the process by
which risks relating to the Company and
its operations are managed and for
reviewing the operating effectiveness of
the Group’s Risk Management process.

Executive Committee sitting
as Group Risk Committee

–  Identifies and ensures the
management of risks that would
prevent us from achieving our
objectives.

–  Appoints Business Area Risk
Champions who are accountable
for applying the Enterprise Risk
Management Policy and
Framework to produce the risk
deliverables.

–  Reviews external/internal
environment for emerging risks.

–  Reviews risk register updates
from Business Area Risk
Champions.

–  Identifies significant risks and
assesses effectiveness of
mitigating actions.

Business Area Risk
Champions

–  Carry out day-to-day risk
management activities.

–  Identify and assess risk.

–  Implement strategy and
mitigating actions to treat risk
within Business Area.

–  Lead regular risk register
updates.

Group Risk Team

–  Manages all aspects of the Group’s
approach to Enterprise Risk
Management including design and
implementation of processes, tools
and systems to identify, assess,
measure, manage, monitor and
report risks.

–  Facilitates implementation and co-
ordination through Business Area
Risk Champions.

–  Provides resources and training to
support process.

–  Reports regularly on risk to the
Executive Committee.

–  Prepares Board and Group Risk
Committee reports.

Internal Audit

–  Provides independent assurance to the Board and Audit Committee on the effectiveness of the Group’s Risk Management process.

–  Provides annual assessment of effectiveness of Enterprise Risk Management.

Smith+Nephew Annual Report 2020	55

Risk report continued

2020 principal risks

We assess our Principal Risks in terms of their potential
impact on our ability to deliver our Strategic Imperatives.
These links are highlighted across the following pages
and further information on the Strategic Imperatives is
found on pages 6-9. The Principal Risks are presented in
alphabetical order below.

Business continuity
and business change

Our business depends on our ability to plan for, and be resilient in the face of, events that threaten one or more of our key sites. Damage caused by natural disasters and severe weather can and do threaten our critical sites. Widespread outbreaks of infectious diseases, such as the COVID-19 pandemic, create uncertainty and challenges for the Group and our customers.

Our business also requires continuous improvement and depends on our ability to execute business change programmes. The pace and scope of our business ‘change’ initiatives may increase execution risk for the change programmes as well as for our business as usual activities.

Examples of risks

– Ongoing COVID-19 disruption to
manufacturing, distribution and
support functions globally
or regionally due to subsequent
waves.

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

– Disruption to the business due to
critical system infrastructure and
applications being unavailable.

– Widespread outbreaks of infectious
diseases (other than COVID-19).

Actions taken by management

– Continuous management of response to COVID-19
through Global and Regional Crisis Management Teams.

– Flexible/remote work policy, split team shift patterns and limitation on number of people allowed on a site at one time.

– Increased use of technology for internal and external meetings.

– Emergency and incident management and business
recovery plans in place at major facilities and for key products and key suppliers.

– Implementation of technology to enforce
manufacturing social distancing.

– Initiated Workplace Unlimited ‘New Normal‘
programme.

– Sustainability Council and policy in place.

– Project management governance and toolkits and
project steering committee oversight to support
successful execution of programme and projects.

– IT disaster recovery policy in place.

COVID-19 Impact

The challenges created by the
COVID-19 pandemic include
disruptions at manufacturing facilities
and other sites caused by government
restrictions on travel and imports and
exports, as well as enhanced health
and safety protocols.

Oversight Board

Link to strategy

Our Strategic Imperative to ‘Become
the best owner’ requires us to ensure
we remain sustainable into the future
and to drive meaningful margin
expansion through operational
transformation and organisation
simplification.

Change from 2019

Our net risk rating of the likelihood and impact for
Business Continuity and Business Change is currently unchanged. The increased Business Continuity risk due to COVID-19 is balanced against risk reduction as
Business Change programmes slowed. We have
mitigated the COVID-19 risks though the Crisis
Management Team interventions.

56	Smith+Nephew Annual Report 2020

Strategic report

Commercial execution

The long-term success of our business depends on setting the right strategic priorities and executing on our plans to deliver those priorities in highly competitive markets. This requires effective communication and engagement with our customers, the right structures and capabilities across the Group and the ability to adjust and refine strategic priorities when necessary. Failure to set priorities and execute on those priorities will impact our ability to continue to grow our business and serve our customers.

Examples of risks

– Medical facilities stop or severely
restrict sales representative access
due to ongoing COVID-19
precautions.

– COVID-19 pandemic drives shift
from clinic to home care.

– Failure to execute our strategy
adequately from high-level ambition
to specific actions to make the
ambition a reality.

– Inability to keep pace with significant
product innovation and technical
advances to develop commercially
viable products.

– Failure to engage effectively with
our key stakeholders to meet their
evolving needs leading to loss of
customers.

– Failure to manage distributors
effectively leading to stocking and
compliance issues.

Actions taken by management

– Adopted alternative channels to engage with
healthcare professionals and healthcare providers.

– Provided sufficient and appropriate PPE and training
to staff and closely tracked testing and vendor
credentialing requirements at medical facilities.

– Account level monitoring of return to elective surgery; supporting technologies to assist in screening prior to surgery and remote management post-surgery in development.

– Closely cooperated with customers to identify remote selling and support opportunities.

–

Virtual medical education processes in place.

– Continued new product launches despite COVID-19.

–

Developed accessible sales information and training
modules for sales staff.

–

Strategic planning process clearly linked to business
and Group risk.

–

Policies and procedures to enhance channel
management implemented.

COVID-19 Impact

Widespread outbreaks of infectious diseases, such as the COVID-19 pandemic, increase commercial execution risk through declines in and cancellations of elective procedures at medical facilities, reduced procedure capacity at medical facilities, restricted access for sales representatives and disruptions in other commercial activities due to travel restrictions.

Oversight Board

Link to strategy

Our Strategic Imperatives to ‘Achieve the full potential of our portfolio’, ‘Transform the business through enabling technologies’ and ‘Expand in high-growth segments’ requires excellent commercial execution.

Change from 2019

Our net risk rating of the likelihood and impact for Commercial Execution is currently unchanged. The increased risk of postponement of elective surgery is partially offset by improved commercial focus, including technology to enable remote sales and support.

Our strategy

Five strategic imperatives form our value creation plan for the medium term.

1 Achieve the full potential of our portfolio.

2 Transform the business through enabling technologies.

3 Expand in high-growth segments.

4 Strengthen talent and capabilities.

5 Become the best owner.

» Read about our strategic progress in 2020 on pages 6–9

Smith+Nephew Annual Report 2020	57

Risk report continued

2020 principal risks continued

Cybersecurity

We depend on a wide variety of information systems, programs and technology to manage our business. We also develop and sell certain products that are or will be digitally enabled including connection to networks and/or the internet. Our systems and the systems of the entities we acquire are vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, data privacy breaches or other significant disruption. We have a layered security approach in place to prevent, detect and respond, in order to minimise the risk and disruption of these intrusions and to monitor our systems on an ongoing basis for current or potential threats.

Examples of risks

– Loss of intellectual property/major data privacy breach or significant impact on business operations.

– Inadequate consideration of cybersecurity in the design of new products.

– Disruption to business operations from a significant cybersecurity incident.

– Increased government focus on cybersecurity and changes in regulatory environment.

Actions taken by management

– Ensured every user has access to and is using a secure Virtual Private Network (VPN) when connecting to S+N networks to safeguard increased remote working due to COVID-19.

– Increased COVID-19 security awareness activities including email communications, intranet posts, visuals, video’s and more COVID-19 related email phishing training activities.

– Accelerated the adoption of multi-factor authentication tools to reduce the likelihood of remote attacks.

– Security information and event management (SIEM) put in place to provide real-time analysis of security alerts generated by applications and network hardware.

– Regular penetration testing and frequent vulnerability scanning undertaken. Endpoint protection and intrusion detection/prevention implemented.

– Security governance structure in place including a Cybersecurity Steering Committee.

– Further strengthened governance including a programme to monitor cybersecurity capabilities and controls.

– Monitor developments from governments and raise changes and developments with Global IT security.

COVID-19 Impact Our systems have been and will continue to be the target of such threats, including as a result of increased levels of remote working due to the COVID-19 pandemic.
Oversight Audit Committee

Link to strategy

Our Strategic Imperative to ‘Transform the business through enabling technologies’ requires us to deliver technology solutions in compliance with laws and regulations and in a way that protects against vulnerability to cyber risk.

Change from 2019 The cybersecurity risk likelihood has increased due to a higher proportion of employees working remotely and growing product digitalisation and connectivity.

Finance

Our financial results depend on our ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury risks and avoid significant transactional errors and customer defaults. Volatility in exchange rates can only be partially mitigated. Failure to comply with our financial reporting requirements or relevant tax laws can lead to litigation and regulatory activity and ultimately to material loss to the Group.

Examples of risks

– Risk of adverse trading margins due to fluctuating foreign currency exchange rates across our main manufacturing operations (US, UK, Costa Rica and China) and where our products are sold.

– Failure to report accurate financial information in compliance with accounting standards and applicable legislation.

– Failure to comply with current tax laws.

– Failure to manage treasury risks effectively.

– Failure to operate adequate financial controls over business operations leading to material financial loss to the Group.

– Transfer pricing policy not correctly implemented and monitored.

– Counterparty risk on cash deposits.

Actions taken by management

– Improved credit management controls.

– Financial procedures in place to manage customer payment status to address emergent issues.

– Group Treasury continue to operate a foreign exchange hedging programme.

– The Group raised its first public bond in 2020, diversifying its liquidity base.

– Improved in-year, year-end and post year-end review of entity forecast profitability.

– Comprehensive financial controls framework ensuring compliance with Sarbanes-Oxley legislation including Minimum Acceptable Practices.

– Group Tax continually monitor developments in tax legislation and obtain external advice where relevant.

– Experienced Finance team.

– Internal Audit and Audit Committee oversight.

– Transfer pricing team works closely with the business to implement agreed processes and procedures for transfer pricing.

– Robust counterparty credit risk monitoring and diversification of our deposits with well-rated banks.

COVID-19 Impact The adverse effects of the COVID-19 pandemic on our business operations and the related uncertainty make forecasting more challenging. It also increases the risk of customer defaults.
Oversight Audit Committee	Link to strategy Our Strategic Imperative to ‘Become the best owner’ requires us to comply with financial reporting and tax obligations and manage our financial risks appropriately.

Change from 2019

Our net risk rating of the likelihood and impact for the Finance risk is currently unchanged. The Group started 2020 with a strong balance sheet and has increased focus on forecasting and maintained prudent cost management.

58	Smith+Nephew Annual Report 2020

Strategic report

Global supply chain*

Our ability to make products available to customers in over 100 countries requires complex manufacturing and supply chain processes. Increased outsourcing, more sophisticated materials and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption in our supply chain.

* The breadth of the risk has expanded from Supply to the full Global Supply Chain, which now includes manufacturing and third party suppliers, specifically due to COVID-19.

Examples of risks

– Inventory grows as a result of reduced procedure through-put due to COVID-19 restrictions on surgical procedures.

– Failure or significant performance issues experienced at critical/single source facilities.

– Disruption to manufacturing at a single source facility (lack of manufacturing redundancy).

– Supplier failure impacts ability to meet customer demand (single source supplier).

– Inadequate sales and operational planning impacts ability to meet customer demand for product.

– Manufacturing and supply chain capacity not adequate to support growth.

– Failure of suppliers and distribution partners to achieve and maintain regulatory compliance.

Actions taken by management

– Launched a crisis management team to reposition and manage limited assets to respond to COVID-19 impacts.

– Implementation of technology to enforce manufacturing social distancing.

– Flexible/remote work policy, split team shift patterns and limitation on number of people allowed on a site at one time.

– Comprehensive product quality processes in place from design to customer supply.

– Global Operations transformation programme to optimise manufacturing and distribution centres.

– Risk-based review programmes undertaken for critical suppliers.

– Business continuity plans developed and alternate source options identified for critical suppliers.

– Executive oversight of sales and operational planning.

– Supplier contract agreements entered into achieve and manage regulatory compliance.

COVID-19 Impact

The COVID-19 pandemic increased the Global Supply Chain risk through disruptions in supply caused by government restrictions on imports and exports, decreased access to supply channels caused by travel restrictions, disruptions at critical suppliers, challenges to supply planning caused by declines in and cancellations of elective procedures at medical facilities and disruptions at manufacturing facilities due to COVID-19 related absences.

Oversight Board	Link to strategy Our Strategic Imperative to ‘Achieve the full potential of our portfolio’ requires us to optimise the supply chain to support business growth.	Change from 2019 Our net risk rating of the likelihood and impact for Global Supply Chain is currently unchanged.

» Read about our response to COVID-19 on pages 10–13

Smith+Nephew Annual Report 2020	59

Risk report continued

2020 principal risks continued

Legal and compliance risks

We are committed to doing business with integrity and believe that ‘doing the right thing’ is part of our mandate to operate. We operate in multiple countries and regulatory authorities in each jurisdiction enforce a complex pattern of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products.

Operating across this increasingly complex and dynamic legal and compliance environment, including regulations on bribery, corruption and privacy, with poor legal and compliance practices can lead to fines, penalties, reputational risk and competitive disadvantage.

Examples of risks

– Failure to act in an ethical manner
consistent with our Code of
Conduct and Business Principles.

– Violation of anti-corruption or
healthcare laws, breach by
employee or third-party
representative.

– Misuse or loss of personal
information of patients, employees,
research subjects, consumers or
customers results in violations of
data privacy laws, including General
Data Protection Regulations.

– The development, manufacture and
sale of medical devices entail risk of
product liability claims or recalls.

Actions taken by management

– Group Ethics & Compliance Committee oversees our
ethical and compliance practices.

– Global compliance programme, policies and procedures.

– All employees required to undertake annual training, including privacy, and to certify compliance on an annual basis with our Code of Conduct and Business Principles.

– Code of Conduct was refreshed in 2019.

– Issued an enhanced third party guide to doing
business with S+N.

– Group monitoring and auditing programmes in place.

– Confidential independent reporting channels for
employees and third parties to report concerns.

Oversight Compliance & Culture Committee	Link to strategy Our Strategic Imperative to ‘Become the best owner’ requires us to comply with applicable laws and regulations and do the right thing as part of our mandate to operate.	Change from 2019 Our net risk rating of the likelihood and impact for Legal and Compliance is currently unchanged.

Mergers and acquisitions

As the Company grows to meet the needs of our customers and patients, we recognise that we are not able to develop all the products and services required using internal resources and therefore need to undertake mergers and acquisitions in order to expand our offering and to complement our existing business. In other areas, we may divest businesses which are no longer core to our activities. It is crucial for our long-term success that we make the right choices around acquisitions and divestments. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on our competitive position and profitability.

Examples of risks

– Failure to identify appropriate
acquisitions.

– Failure to conduct effective
acquisition due diligence.

– Failure to integrate newly acquired
businesses effectively, including
integration with Group standards,
policies and financial controls.

Actions taken by management

– Acquisition activity aligned with corporate strategy and prioritised towards products, franchises and markets identified to have the greatest long-term potential.

– Clearly defined investment appraisal process based on
range of valuation metrics including return on invested capital, in accordance with Capital Allocation
Framework and comprehensive post-acquisition
review programme.

– Detailed and comprehensive cross-functional due
diligence undertaken prior to acquisitions.

– Compliance risks included as part of due diligence
reviews, integration plans and reporting for
acquisitions.

– Deal-specific integration committee review, approval of integration plans and monitoring of ongoing process.

– Improved deal retrospective reviews.

– Enhanced diligence procedures and review process to
help mitigate impact of COVID-19 restrictions.

COVID-19 Impact

Conducting due diligence processes
remotely presents potential risks that
some information is not fully assessed.
Similarly, integrations become more
complex without physical on-site
presence.

Oversight Board

Link to strategy

Our Strategic Imperatives to ‘Expand in high-growth segments’, ‘Become the best owner’ and ‘Transform the
business through enabling
technologies’ depend on our ability to
identify the right acquisitions and
disposals, to conduct thorough due
diligence and to integrate acquisitions
effectively.

Change from 2019 Our net risk rating of the likelihood and impact for Mergers and Acquisitions is currently unchanged.

60	Smith+Nephew Annual Report 2020

Strategic report

New product innovation, design & development including intellectual property

Our new product innovation pipeline is becoming larger and increasingly complex as we focus our efforts on high growth markets like China and procedure innovation using digital technologies such as connectivity and predictive data analytics. As a result, we need to continue to better understand unmet customer needs, drivers of surgical efficiency, superior patient outcomes, new country/region standards and regulations such as cybersecurity, and requirements and laws related to the protection of intellectual property. If Smith+Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

Examples of risks

– Failure to develop, partner or acquire
a competitively differentiated
innovation.

– Insufficient long-term planning to
respond to competitor disruptive
entries into marketplace.

– Inadequate innovation due to low
Research & Development (R&D)
investment, R&D skills gap or
ineffective product development
execution.

– Loss of proprietary data due to
natural disasters or failure of Product
Lifecycle Management (PLM) systems.

– Competitors may assert patents or
other intellectual property rights
against the Company, or fail to
respect the Company’s intellectual
property rights.

– COVID-19 related limitations on
ability to conduct live product trials.

Actions taken by management

– Continued product and technology acquisitions and
product launches despite COVID-19.

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

– Replacing global PLM systems.

– Monitored external market trends and collated
customer insights to develop product strategies.

– Careful attention to intellectual property considerations.

– Identified alternatives to live trials for new products
and evidence generation.

Oversight Board

Link to strategy

Our Strategic Imperative to ‘Transform the business through enabling technologies’ depends heavily on our ability to continue to develop new innovative products and bring them to market.

Change from 2019 Our net risk rating of the likelihood and impact for New product innovation, design & development including intellectual property is currently unchanged.

» Read about how we
delivered innovation
in 2020 on pages 36-40

Smith+Nephew Annual Report 2020	61

Risk report continued

2020 principal risks continued

Political and economic

We operate a global business and are exposed to the effects of political and economic risks including Brexit, changes in the regulatory and competitive landscape, trade policies, political upheaval, changes in government policy regarding healthcare priorities, preference for local suppliers, import quotas, war, economic sanctions, and terrorist activities.

Examples of risks

– Global or regional recession due to COVID-19 significantly reduces customer capital spending and customer financial strength.

– Brexit impacts on UK regulation and supply chain, specifically border delays, continue into 2021.

– Global political and economic uncertainty and conflict.

– Implementation of healthcare reforms and/or protectionist measures, eg US/China trade, and regulations in local markets.

– The availability of markets and market access rights.

– Increases in import and labour costs.

– Increases in tariffs and restrictions on global trade.

Actions taken by management

– Established new financing programs to ease financial burden of customers and increase placements.

– Standard financial procedures in place regarding customer payment status to address emergent issues.

– The Group has a Brexit Council which meets regularly and addresses all affected areas including regulation and supply chain.

– Continued engagement with governments, administrations and regulatory bodies to enhance education and advocacy efforts with policymakers.

– Actively participate in trade associations to enhance education and advocacy efforts with policymakers.

– Ongoing engagement and monitoring/lobbying on localisation initiatives.

COVID-19 Impact The impact of COVID-19 on global and regional economic conditions affects our global business.
Oversight Board

Link to strategy

Our Strategic Imperative to ‘Become the best owner’ requires us to operate effectively within different global political situations, which change constantly. Further, the Strategic Imperative to ‘Expand in high-growth segments’ includes an Emerging Market focus.

Change from 2019

Our net risk rating of the likelihood and impact for Political and Economic is currently unchanged.

The increased risk of economic recession is set off against reduction in our Brexit risk.

Pricing and reimbursement

Our success depends on our ability to sell our products profitably, despite increasing pricing pressures from customers, and the availability of adequate government funding to meet increasing demands for our products arising from patient demographic trends. The prices we charge are therefore impacted by budgetary constraints and our ability to persuade customers and governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness. We further face market changes, such as consolidation of customers into buying groups, increasing professionalisation of procurement departments and the commoditisation of entire product groups, which continue to challenge prices.

Examples of risks

– Reduced reimbursement levels and increasing pricing pressures.

– Systemic challenge on number of elective procedures.

– Lack of compelling health economics data to support reimbursement requests.

– Unilateral price controls/reductions imposed on medical devices.

Actions taken by management

– Franchise structure and enhanced franchise reporting to improve visibility of profitability.

– Developed innovative economic product and service solutions for both Established and Emerging Markets.

– Appropriate breadth of portfolio and geographic spread to mitigate exposure to localised risks.

– Incorporated health economic components into the design and development of new products.

– Emphasised the value propositions tailored to specific stakeholders and geographies through strategic investment and marketing programmes.

– Increased engagement with payer bodies to influence reimbursement mechanisms to reward innovation.

– Steps into telehealth to enable lower cost pre and post-operative care.

– Establishing Malaysia manufacturing capability.

COVID-19 Impact

As customers and public health systems recover from the pandemic, it is possible that we will see further price pressures. During 2020, reimbursement codes were more widely interpreted to provide for remote delivery of healthcare services.

Oversight Board	Link to strategy Our Strategic Imperative to ‘Achieve the full potential of our portfolio’ depends on our ability to sell our products profitably in spite of increased pricing pressures from payers.	Change from 2019 Our net risk rating has increased.

62	Smith+Nephew Annual Report 2020

Strategic report

Quality and regulatory

Global regulatory bodies continue to increase their expectations of manufacturers and distributors of medical devices. Our products are used in the human body and therefore patient safety is of paramount importance. The European Medical Device Regulation, the Medical Device Single Audit Programme and multiple other global regulations and standard changes have increased the focus on clinical and technical evidence, supplier controls and product performance transparency.

Examples of risks

– New EU Medical Device Regulation effective May 2021, impacts ability to meet customer demand.

– New and updated Regulatory Frameworks emerging. For example, introduction of new legislation in the UK due to Brexit, effective 1 January 2021 with future demands to be clarified.

– Increase in time required by Notified Bodies to review product submissions and site quality systems’ certification time impacts ability to meet customer demand.

– Defects in design or manufacturing of products supplied to, and sold by, the Group could lead to product recalls or product removal or result in loss of life or major injury.

– Significant non-compliance with policy, regulations or standards governing products and operations regarding registration, design, manufacturing, distribution, sales or marketing.

– Failure to obtain proper approvals for products or processes.

– More stringent local requirements for clinical data across APAC markets.

Actions taken by management

– EU Medical Device Regulation Steering Group regularly monitors preparation activities to comply with new requirements.

– Regular engagement with Notified Body, MHRA and regulatory representatives to monitor regulatory changes and understand interpretation of legislation.

– Transition of Europe distribution centre from Switzerland to Netherlands.

– Brexit working group is following their planned mitigations.

– Comprehensive and documented product quality processes and controls from design to customer distribution in place, with the addition of cybersecurity to new product development projects for relevant products.

– Standardised monitoring and compliance with quality management practices through our Global Quality and Regulatory Affairs organisation.

– Incident management teams in place to provide timely response in the event of an incident relating to patient safety.

– Governance framework in place for reporting, investigating and responding to instances of product safety and complaints.

– Local clinical evidence requirements are included in global new product development projects.

COVID-19 Impact

Restrictions may impact the ability of some regulatory bodies to assess our products or operations, potentially delaying necessary regulatory approvals for product launches or operations.

Oversight Compliance & Culture Committee

Link to strategy

Our Strategic Imperative to ‘Become the best owner’ requires us to operate effectively and efficiently and to produce compliant products of high quality to provide safe and effective solutions to our customers.

Change from 2019 Our net risk rating of the likelihood and impact for Quality and Regulatory is currently unchanged. Increasing regulation is addressed by corresponding management actions.

Talent management

We recognise that people management, effective succession planning and the ability to engage, retain and attract talent is of great importance to the success of our Company. Retention of top talent in a safe and productive working environment is a critical risk which requires a strong engagement process. Failure to do so can result in risks in our ability to execute the Group strategy and be effective in the chosen market/discipline.

Examples of risks

– Increased absenteeism due to COVID-19.

– Loss of key talent, high attrition and lack of appropriate succession planning in context of required skillsets for future business needs.

– Loss of competitive advantage due to an inability to attract and retain top talent.

– Loss of intellectual capital due to poor retention of talent.

Actions taken by management

– Flexible/remote work policy, split team shift patterns and limitation on number of people allowed in a site at one time.

– COVID-19 Control Impact Assessment 2020: Succession planning, performance management and bonuses.

– COVID-19 commission support programme implemented.

– Talent planning and people development processes well established across the Group. Talent and succession planning discussed annually by the Board and regularly by the Executive Committee and Nomination & Governance Committee.

– Identification of high value roles and ensuring that these roles are filled with our high performance individuals with strong succession plans in place.

– Developed strategic skills resourcing plan by functional areas.

– Provided employees with access to tools and resources to manage their emotional, physical and mental wellness.

COVID-19 Impact

During 2020, COVID-19 has increased the risk to our people’s health and wellbeing. Uncertainty, threat of illness and restricted travel, work and personal activities have affected people globally.

Oversight Board

Link to strategy

Our Strategic Imperative ‘Strengthen talent and capabilities’ underpins all other strategic imperatives to ensure that we have the right talent within our organisation to deliver in everything we do and to build strong leaders for the future.

Change from 2019

Our net risk rating of the likelihood and impact for Talent Management is currently unchanged. During 2020, the Group has prioritised Employee and Customer health and wellbeing through comprehensive management actions in response to COVID-19.

Smith+Nephew Annual Report 2020	63

[XX–XX] of this Annual Report.

  The Audit Committee reviewed the Risk Management process at their meetings in February, July, September and December, receiving presentations from the Group Risk Team, explaining the processes followed by management in identifying and managing risk throughout the business.

  In May 2020, the Executive Committee (‘ExCo’) met as a Risk Committee to: (1) review the 2020 principal risks (the top down risk review process), (2) review lessons learnt from COVID-19 risk management and discuss emerging risks, and (3) discuss risk appetite and tolerance. The ExCo was asked to consider the significant risks which they believed could seriously impact the profitability and future prospects of the Company and the principal risks that would threaten its business model, future performance, solvency or liquidity.

  All ExCo members nominated the Risk Champions and have worked with them to prepare risk registers. The Risk Champions nominated by the ExCo are senior, trained in risk management and the majority of the team have at least two years of experience in the Company.

  Using the outputs from the Business Area ‘bottom-up’ risk identification completed in September 2020 and following ‘top-down’ discussions with ExCo, the most significant risks affecting our organisation were presented to ExCo for approval in October as the draft 2020 Principal Risks facing the Company.

Risk report continued

Our Viability Statement

How we assess our prospects

During the year, the Board has carried out a robust assessment of the principal risks aﬀecting the Company, particularly those which could threaten the business model. These risks, and the actions being taken to manage or mitigate them, are explained in detail on pages 53-63 of this Annual Report.

In reaching our Viability Statement conclusion, we have undertaken the following process:

–

The Audit Committee reviewed the Risk Management process at their meetings in February, July, September and December, receiving presentations from the Group Risk Team, explaining the processes followed by management in identifying and managing risk throughout the business.

–

In May 2020, the Executive Committee (‘ExCo’) met as a Risk Committee to: (1) review the 2020 principal risks (the top down risk review process), (2) review lessons learnt from COVID-19 risk management and discuss emerging risks, and (3) discuss risk appetite and tolerance. The ExCo was asked to consider the significant risks which they believed could seriously impact the profitability and future prospects of the Company and the principal risks that would threaten its business model, future performance, solvency or liquidity.

–

All ExCo members nominated the Risk Champions and have worked with them to prepare risk registers. The Risk Champions nominated by the ExCo are senior, trained in risk management and the majority of
the team have at least two years of
experience in the Company.

–

Using the outputs from the Business
Area ‘bottom-up’ risk identification
completed in September 2020 and
following ‘top-down’ discussions
with ExCo, the most significant
risks affecting our organisation
were presented to ExCo for approval
in October as the draft 2020 Principal
Risks facing the Company.

–

ExCo agreed to retain the twelve principal risks from 2019. They agreed that COVID-19 is specifically included in the business continuity principal risk. While COVID-19 risk is not a separate principal risk, a number of principal risks are impacted by COVID-19.

–

All relevant executives have attested alignment to the Group’s Enterprise Risk Management Process as part of the annual certification on governance, risks and compliance.

–

Final Principal Risks were presented to the Audit Committee and the Board in February 2021 for their consideration and approval.

–

As part of the strategy business updates in November, the Board considered ‘Grey Swan’ risks which are potentially very significant events that are considered unlikely to happen but still possible. The 12 principal risks and proposed 2020 risk appetite were also provided to the Board during the meeting.

–

Throughout the year, a number of reviews into diﬀerent risks were conducted by the Board, the Audit Committee and the Compliance & Culture Committee looking into the nature of the risks and how they were mitigated.

Assessment period

The Board have determined that the three-year period to December 2023 is an appropriate period over which to provide its Viability Statement. This period is aligned to the Group’s Strategic Planning process and reflects the Board’s best estimate of the future viability of the business.

Scenario testing

For the purpose of testing the viability of the Company, we have undertaken a robust scenario assessment of the Principal Risks, which could threaten the viability or existence of the Company. These have been modelled as follows:

–

In carrying out scenario modelling of the Principal Risks on the following page we have also evaluated the impact of a severe but plausible combination of these risks actually occurring over the three-year period. We have considered and discussed a report setting out the terms of our current financing arrangements and potential capacity for additional financing should this be required in the event of one of the scenarios modelled occurring.

–

We are satisfied that we have robust mitigating actions in place as detailed on pages 56-63 of this Annual Report. We recognise, however, that the long-term viability of the Company could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less eﬀective than intended.

Viability Statement

Having assessed the principal risks, the Board has determined that we have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2021. In our long-term planning we consider horizons of between five and ten years. However, as most of our eﬀorts are focused on the coming three years, we have chosen this period when considering our viability.

Our conclusion is based on the
Strategic Plan approved by the
Board in February 2021. However
COVID-19 continues to cause
uncertainty to our business forecasts
which might cause us to adapt our
strategic plan. We will continue to
evaluate any additional risks involved
which might impact the business
model.

By order of the Board, on 18 February
2021.

Susan Swabey

Company Secretary

64	Smith+Nephew Annual Report 2020

Strategic report

2020 Scenarios modelled

0	on the business
Scenario 1 – Pandemic business disruption and pricing and reimbursement pressures
Business Continuity (Principal Risk) – Elective surgery delays leading to a major loss of revenues and profits.

Action taken: We have modelled global volume reduction of 18% for the first six months of 2021 and a further impact in Q4 2021 and Q1 2022 to reflect COVID-19 outbreaks in the winter season in our key markets.

Pricing and reimbursement pressures (Principal Risk) – leading to a major loss of revenues and profits.	Action taken: We have modelled additional annual price erosion of 1% from 2022 to 2023.
Link to strategy – Achieve the full potential of our portfolio.	Link to principal risks – Business Continuity. – Pricing and Reimbursement. – Political and Economic.
Scenario 2 – Operational risk
Execution risk – our inability to launch new products losing significant market share to the competition.	Action taken: We have modelled revenue growth for China at 50% of the growth planned over the three-year period.
Key supplier disruption – resulting in our inability to manufacture or supply a few key products for a full year.	Action taken: We have modelled an interruption to receiving goods from a key supplier for a period of one year in 2022.
Temporary loss of key production capability – resulting in our inability to manufacture several key products for one year.	Action taken: We have modelled the loss of strategic production machinery, resulting in the loss of production and sales of several key products for one year in 2022.
Product liability claim – giving rise to significant claim or loss.	Action taken: One-off significant loss occurring due to a product defect.
Link to strategy – Become the best owner. – Transform the business through enabling technologies. – Achieve the full potential of our portfolio.

Link to principal risks

– Global Supply Chain.

– New Product Innovation, Design & Development including Intellectual Property.

– Commercial Execution.

– Business Continuity and Business Change.

– Talent Management.

Scenario 3 – Finance, legal regulatory and compliance risks
One-off tax payment.	Action taken: We have modelled a one-off tax payment of $150 million for EU state aid in 2021.
Regulatory measures – impacting our ability to continue to sell key products.	Action taken: We have modelled the complete loss of revenue from a key product effective in mid-2021 for two years and returning back in lower volumes in mid-2023.
Data privacy failure – giving rise to a significant fine or loss.	Action taken: We have assumed a one-off significant fine (2% of revenue) or loss resulting from a data privacy issue in 2022.
Link to strategy – Become the best owner.	Link to principal risks – Legal and Compliance. – Quality and Regulatory. – Finance.
Scenario 4 – Cybersecurity
Inability to issue invoices or collect money for a period of time.	Action taken: We have modelled one of our key regions being unable to invoice for a month in 2022 due to an IT disruption.
Link to strategy – Transform the business through enabling technologies. – Become the best owner.	Link to principal risks – Cybersecurity.
Scenario 5 – Mergers and acquisitions
Failure to integrate newly acquired business effectively to achieve expected growth.	Action taken: We have modelled a scenario of zero growth in a recently acquired business over the three-year period.
Link to strategy – Achieve the full potential of our portfolio.	Link to principal risks – Mergers and Acquisitions.

Smith+Nephew Annual Report 2020	65

Strategy

Dear Shareholder,

I am pleased to present the governance section of our Annual Report, which includes details about the Board and an explanation of our individual roles and responsibilities. We also summarise the activities of the Board and the Chair of each Board Committee discusses the activities of that Committee during the past year. In addition, we provide insight into our stakeholder engagement.

The impact of the COVID-19 pandemic on Board operations

As Roland and I have both discussed earlier, the COVID-19 pandemic has affected not only our business, but also the way the Board works and collaborates. Since March 2020, all our Board and Committee meetings have been conducted virtually. As we are a global Board, the times of our meetings have also shifted to accommodate multiple time zones. I am grateful to those Board colleagues, who due to their location have attended meetings very early in the morning or late at night on multiple occasions. For some of the meetings when lockdown restrictions were eased, some directors were also able to meet in different company locations in small groups. Whilst this was a practical solution under present circumstances and we were delighted to have 100% attendance at every meeting, we all look forward to the time when we can all physically meet again.

In spite of the challenges, we have functioned well and have continued to support and to challenge management. We have ensured that we have considered the interests of our stakeholders when making decisions.

Out of a total of 11 Board meetings during the year, the Board met virtually 10 times.

Governance

The Board responded to the challenges

of 2020 by putting our Employees and

other Stakeholders first.

» See pages 69-73 for the full biography of each director

» See pages 74-77 to read more on our Executive team

66	Smith+Nephew Annual Report 2020

Strategy
Governance

Executive team

Last year saw further changes to our executive team. In April, Graham Baker stepped down as Chief Financial Officer in order to pursue his career elsewhere and Ian Melling, our current Senior Vice President, Group Finance stepped into the Chief Financial Officer’s position on an interim basis, until Anne-Françoise Nesmes joined us in July. I should like to thank Ian for his dedication and leading the Finance team at a particularly difficult time through the first COVID-19 lockdown. He continues to provide support to Anne-Françoise. Anne-Françoise Nesmes has strong FTSE 100 financial leadership experience and joins us from Merlin Entertainments, where she was Chief Financial Officer. Prior to that, she was Chief Financial Officer at Dechra Pharmaceuticals plc. She is also a Non-Executive Director and Chair of the Audit Committee at Compass Group plc. We encourage our Executive Directors to take up Non-Executive roles as we believe that this gives them a broader understanding of the different role the Non-Executive Directors bring to the Board.

Non-Executive team

We have also welcomed three new Non-Executive Directors to the Board during 2020.

Following the appointment of Robin Freestone as Senior Independent Director last year, Rick Medlock joined as Non-Executive Director in April and was appointed Chair of our Audit Committee in September. Rick has 30 years’ experience in financial management in large international companies and was formerly Chief Financial Officer of Worldpay plc, Misys plc and Inmarsat plc. He is now an experienced Non-Executive Director as member of the Audit, Risk and Compliance Committee of Datatec Limited and Chair of the Audit Committee at Deliveroo.

We also strengthened the medical devices experience on the Board with the appointment of Bob White in May and Katarzyna Mazur-Hofsaess in November. Bob has over 25 years’ global medical devices experience and is a member of Medtronic’s executive team, heading up their Medical Surgical Portfolio. Katarzyna has a strong track record in medical devices including eight years’ as President of EMEA for Zimmer Biomet. She is currently Chief Executive Officer of the EMEA business of Fresenius Medical Care AG & Co. KgaA.

Vinita Bali stepped down as a member of the Board at the end of 2020 following six years’ service. We always valued her useful insights with her focus on the customer and the end patient as well as our go-to-market strategies. She was engaged and active throughout her tenure visiting local hospitals and meeting with local surgeons and our employees.

Virginia Bottomley will be leaving the Board at the Annual General Meeting following nine years’ service. Virginia brought useful insights to the Board, particularly around her knowledge of UK government practices. She also has a strong people focus and encouraged and supported our inclusion and diversity initiatives.

I should like to thank both Vinita and Virginia for their service to the Company during their periods of tenure.

Our new Board members have yet to meet physically with the full Board due to the COVID-19 related restrictions. They have all undertaken tailored induction programmes, meeting virtually with fellow Board members, members of the executive team, other senior employees and some of our external advisers. Whilst these remote sessions have progressed well, they are all looking forward to continuing these induction programmes with physical meetings, the opportunity to handle and understand our products better and to join our sales representatives in the field, as and when travel and meeting restrictions are eased.

Changes to the Board in 2020/2021

1. Rick Medlock was appointed to the Board on 9 April 2020. He became Chair of the Audit Committee with effect from 1 September 2020.

2. Bob White was appointed to the Board on 1 May 2020. Bob has since become a member of the Remuneration and Compliance & Culture Committees with effect from 28 July and 27 July 2020 respectively.

3. Anne-Françoise Nesmes was appointed to the Board as Chief Financial Officer on 27 July 2020, following the resignation of Graham Baker on 9 April 2020.

4. Katarzyna Mazur-Hofsaess was appointed to the Board on 1 November 2020.

5. John Ma was appointed to the Board on 17 February 2021.

» Please see pages 69-73 for the full biography of each director

Due to the restrictions posed by COVID-19, taking photos of our new Board members became a challenge. Our photographer’s mobile studio solution enabled us to take their photos in a safe and COVID-19 secure way.

4 new members of the Board were appointed in 2020.
3 We have also welcomed three new Non-Executive Directors to the Board during 2020.

Smith+Nephew Annual Report 2020	67

Strategy

Governance continued

Stakeholders

You will read elsewhere in this report on pages 102-105 about how we have enhanced the ways that we ensure that we consider the views of our stakeholders in our decision making process and in particular the successful establishment of Board/employee listening sessions led by Marc Owen and the Compliance & Culture Committee. Greater engagement with our stakeholders and our employees in particular is providing the Board with richer context and background for when we make major decisions in the future. Whilst most of these sessions were held remotely throughout 2020, we are looking forward to holding more physical sessions during 2021 and meeting with more of our employees.

Shareholder Engagement

Members of the Board have also met virtually with shareholders. We have been interested to see how in addition to strategy and performance, shareholders have been interested in the Board’s oversight of stakeholder engagement, the impact of climate change, product quality, cybersecurity, governance, business ethics and inclusion and diversity matters. We welcome such conversations which are indicative of the matters that are becoming more important not only to our shareholders but the wider world and our other stakeholders. Further information on these topics can be found in the Sustainability Report.

» Read more on how we engage with our stakeholders on page
52

Annual General Meeting

We were disappointed that we were unable to hold our usual physical Annual General Meeting last year. You may recall that lockdown in the UK commenced shortly after we had posted the Notice of Meeting and government advice at that time was changing daily. In accordance with government instructions and taking the safety of our shareholders and employees into account, we decided to hold a closed meeting to enable the formal business of the meeting to be transacted in accordance with the proxies cast before the meeting. We were however also keen to ensure that our shareholders were still able to hear and see the formal presentations and to submit questions for the Board virtually. We therefore held a one way audio call. Roland and I gave our presentations and answered the questions, which had been submitted by shareholders in advance of the meeting. We also responded by email to all shareholders who had contacted us. We would like to thank those shareholders who attended the call and who submitted questions. We are disappointed that very few shareholders dialled into this call, but understand that this was a difficult time for us all, when everything was changing, including our meeting arrangements.

For 2021, we recognise that it is likely that by the time of the Annual General Meeting in April, we may still be subject to meeting and travel restrictions in the UK. To avoid the uncertainty we faced last year and in accordance with the guidance from the Financial Reporting Council, we will therefore be holding a hybrid Annual General Meeting. There will be a small physical meeting at our UK headquarters in Watford, which will be livestreamed to shareholders. Shareholders will be able to attend, vote and submit questions virtually. This will also enable shareholders who do not live within easy access of London to participate. Further details of how to access this event are included in the Notice of Meeting. We strongly urge shareholders not to attend this meeting physically, as we anticipate that meeting restrictions will still be in place and we are anxious to ensure the safety of all employees, shareholders and visitors on-site.

On your behalf, I should like to thank all the Board for their dedication and considered approach during 2020 and in particular the assistance they provided to new Board members, some of whom they are still yet to meet face-to-face. I should also like to thank you, our shareholders, for your patience during this challenging year and we look forward to meeting with you physically again at some point. We very much look forward to that time, hopefully in 2022.

Roberto Quarta

Chair

Statement of Compliance

The Board is committed to the highest standards of corporate governance. We comply with all the provisions and principles of the UK Corporate Governance Code 2018 (2018 Code). The Company’s American Depositary Shares and bonds are listed on the New York Stock Exchange (NYSE) and we are therefore subject to the rules of the NYSE as well as to the US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC and have no significant differences to report between the US and UK corporate governance standards.

We explain in this ‘Governance’ section how we comply with and have applied the 2018 Code during the year. The 2018 Code can be found at www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.pdf. We also explain how we have complied with the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure & Transparency Rules (DTRs) throughout the year.

68	Smith+Nephew Annual Report 2020

Strategy
Governance

Board leadership and purpose Board of Directors
Ⓝ Ⓡ

Roberto Quarta (71)

Chair

Joined the Board in December 2013 and appointed Chair following election by shareholders at the 2014 Annual General Meeting.

Career and experience

Roberto is a graduate and a former Trustee of the College of the Holy Cross, Worcester (MA), US. He started his career as a manager trainee at David Gessner Ltd, before moving on to Worcester Controls Corporation and then BTR plc, where he was a divisional Chief Executive. Between 1985 and 1989 he was Executive VP of Hitchiner Manufacturing Co., Inc. He returned to BTR plc in 1989 as Divisional Chief Executive, where he was appointed to the main board. From here he moved to BBA Aviation plc, as Chief Executive Officer and then as Chair, until 2007. In 2001, he joined Clayton Dubilier & Rice, LLC (CD&R) as Partner and is currently Chair of CD&R Europe.

He has held several board positions, including Non-Executive Director of Powergen plc, Equant N.V., BAE Systems plc and Foster Wheeler AG. His previous Chairmanships include Italtel S.p.A., Rexel SA, IMI plc and SPIE SA. Roberto was also a former member of the Investment Committee of Fondo Strategico Italiano S.p.A.

Other current appointments

– Chair of WPP plc.

– Partner at Clayton Dubilier & Rice, LLC and Chair of CD&R Europe.

Skills and competencies

Roberto’s career in private equity brings valuable experience to Smith+Nephew, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and chair of a number of UK and international companies.

During 2020, Roberto conducted a comprehensive review of the Smith+Nephew Board, being mindful of the required skills, knowledge, experience and diversity. In conjunction with the Nomination & Governance Committee, he has appointed four new Non-Executive Directors during the COVID-19 pandemic, including John Ma on 17 February 2021. These appointments included three Directors with specific medical devices experience and a new Chair of the Audit Committee, with relevant financial experience. Anne-Françoise Nesmes also joined the Board on 27 July 2020 as Chief Financial Officer following the resignation of Graham Baker in early 2020.

Nationality

 American/Italian

Roland Diggelmann (53)

Chief Executive Officer

Appointed in November 2019. Previously Independent Non-Executive Director and Member of the Audit Committee between 1 March 2018 until 21 October 2019. Roland is based in Zug, Switzerland.

Career and experience

Roland studied Business Administration at the University of Bern. In 1995, he joined Sulzer Medica AG as Manager, Strategic Planning and progressed into further senior roles over the years until his appointment as Executive Vice President, Sales Europe and Asia Pacific from 2002 to 2004 for Sulzer Medica AG (later known as Centerpulse AG).

Roland joined Zimmer Group in 2004, in the role of Managing Director of Zimmer Japan and then later in 2006 as Senior Vice President, EMEA until 2008. Roland joined Roche Diagnostics in 2008 starting as president of Asia Pacific before assuming the role of Chief Executive Officer of the Diagnostics Division of F. Hoffmann-La Roche Ltd from 2012 until September 2018.

Other current appointments

– Director of Igenomix.

– Director of Heart Force AG.

– NED of Accelerate Diagnostics, Inc., which is listed on NASDAQ (NASDAQ: AXDX). Roland will not stand for re-election at their AGM in April 2021.

– NED of Sonova Holding AG with effect from their AGM in June 2021.

Skills and competencies

Having spent his whole career in medical devices, with 12 years at Sulzer and Zimmer, Roland brings an in-depth knowledge of the medical device industry and healthcare environment, which is of great value to Smith+Nephew.

Nationality

 Swiss

Committee key
Ⓐ	Member of the Audit Committee	Ⓝ	Member of the Nomination & Governance Committee
Ⓒ	Member of the Compliance & Culture Committee	Ⓡ	Member of the Remuneration Committee
		●	Committee Chair

Smith+Nephew Annual Report 2020	69

Strategy

on the business
Board leadership and purpose continued Board of Directors continued
Ⓐ Ⓝ	Ⓐ Ⓡ Ⓝ

Anne-Françoise Nesmes (49)

Chief Financial Officer

Appointed on 27 July 2020. Anne-Françoise is based in Watford, UK.

Career and experience

Anne-Françoise holds an MA degree in Management Sciences from Grenoble Ecole de Commerce and an MBA from Henley Management College. She qualified as a Chartered Management Accountant in 1996. Anne-Françoise joined GlaxoSmithKline plc in 1997 where she worked for 16 years, holding multiple senior roles, including Vice President and Finance Controller, Europe (2003-2006), Vice President Forecasting and Planning, US Pharmaceutical (2006-2009) and Senior Vice President Finance, Global Vaccines (2009–2013). She demonstrates a high level of passion towards life science companies where she has spent the majority of her senior career. Anne-Françoise served as Chief Financial Officer for Dechra Pharmaceuticals plc in 2013 where she successfully implemented financial strategies to support the growth of the business. Most recently, she was Chief Financial Officer of Merlin Entertainments Limited (formerly Merlin Entertainments plc).

Other current appointments

– NED and Chair of the Audit Committee at Compass Group plc.

Skills and competencies

Anne-Françoise has worked as a senior finance executive in global FTSE listed companies for many years, which alongside a strong business acumen and deep sector knowledge provides her with the experience required to be part of the Smith+Nephew leadership team. She demonstrates a high competency for delivering operational excellence across different geographic markets and leading large teams who are responsible for significant budgets. She has an impressive background and her ability to translate financial insights into results helps guide Smith+Nephew.

Nationality

 British/French

Erik Engstrom (57)

Independent Non-Executive Director

Appointed in January 2015.

Career and experience

Erik is a graduate of the Stockholm School of Economics (BSc) and of the Royal Institute of Technology in Stockholm (MSc). In 1988, he graduated with an MBA from Harvard Business School as a Fulbright Scholar. Erik commenced his career at McKinsey & Company and then worked in publishing, latterly as President and Chief Operating Officer of Random House Inc. and as President and Chief Executive Officer of Bantam Doubleday Dell, North America. In 2001, he moved on to be a partner at General Atlantic Partners, a private equity investment firm. Between 2004 and 2009, he was Chief Executive Officer of Elsevier, the division specialising in scientific and medical information and then from 2009 Chief Executive Officer of RELX Group.

Other current appointments

– Member of Bonnier Group’s Board.

– Chief Executive Officer of RELX Group.

Skills and competencies

Erik has successfully reshaped RELX Group’s business in terms of portfolio and geographies. He brings a deep understanding of how technology can be used to transform a business and insight into the development of new commercial models that deliver attractive economics. His experience as a Chief Executive Officer of a global company gives him valuable insights as a member of our Audit and Nomination & Governance Committees.

Nationality

 Swedish

Robin Freestone (62)

Independent Non-Executive Director

Appointed in September 2015.

Robin was appointed Senior Independent Director in April 2019.

Career and experience

Robin graduated with a BA in Economics from The University of Manchester and later qualified and commenced his career as a Chartered Accountant at Deloitte. He has held a number of senior financial positions throughout his career, including at ICI plc, Henkel Ltd and at Amersham plc. Robin was the Deputy Chief Financial Officer and then later the Chief Financial Officer of Pearson plc between 2006 and August 2015. He was previously NED at eChem Ltd, Chair of the 100 Group and Senior Independent Director and Chair of the Audit Committee of Cable & Wireless Communications plc. Robin was also previously Chair of the Audit Committee of MoneySupermarket.com Group plc.

Other current appointments

– NED and Chair of the Audit Committee at Capri Holdings Ltd.

– Chair of the ICAEW Corporate Governance Committee.

– Chair of the Board and Nomination Committee of MoneySupermarket.com Group plc.

– NED of Aston Martin Lagonda Global Holdings plc.

Skills and competencies

Robin has been a well-regarded FTSE 100 Chief Financial Officer who has been heavily involved with both transformation and diversification. His acquisition experience in the healthcare sector brings value to Smith+Nephew as it continues to grow into different markets. He brings financial expertise and insight as a member of the Audit Committee and understands how to attract and retain global talent as a member of the Remuneration Committee. His experience as a Chair brings a strong Senior Independent Director to the Smith+Nephew Board.

Nationality

 British

70	Smith+Nephew Annual Report 2020

Strategy
Governance

on the business

Ⓐ

John Ma (58)

Independent Non-Executive Director

Appointed on 17 February 2021.

Career and experience

John graduated from Wayne State University with an MSc and a Ph.D. in Materials Science and Engineering. In 1995, John became a Manager of International Operations at the Performed Line Products Company. After five years he joined GE Healthcare and became Vice President and General Manager of their Global Product Company in China. In 2002, John was promoted and became responsible for GE Healthcare’s commercial division across central China where he successfully led sales, marketing and customer service teams for their $200m diagnostics medical imaging business. John has also held a number of senior positions as President of Asia Pacific regions at Pentair Inc., Vice President of Express Scripts Inc., and Global Partner of Fosun Group. He initially joined Fosun Pharma to lead their medical device business and in 2014 became President of Fosun Healthcare Holdings. He served as a key member of their healthcare investment committee which went on to establish a global presence across the US, Europe, Israel and China. In 2017, John joined Intuitive Surgical as their Senior Vice President of Strategic Growth Initiatives. He has previously served as a NED for both Haier Electronics Group and Clinical Innovations LLC.

Other current appointments

– Founder, Chair and Chief Executive Officer of Ronovo Surgical.

Skills and competencies

John has an impressive track record in medical device businesses and his contribution provides value as Smith+Nephew continues to develop innovative ways to grow and serve our markets with a focus towards Asia Pacific regions. He is an established healthcare leader and has strong experience of driving market entry and growth within emerging markets.

Nationality

 American

Katarzyna Mazur-Hofsaess (57)

Independent Non-Executive Director

Appointed on 1 November 2020.

Career and experience

Katarzyna qualified as a medical doctor (Ph.D.) from the Medical University of Gdańsk, Poland in 1987 and completed an Executive MBA at the University of Minnesota, US, in 2002. Katarzyna commenced her corporate career in 1998 at Roche as a Business Unit Manager prior to becoming General Manager for Poland of Allergy Therapeutics plc. In 2001, Katarzyna was recruited by Abbott Laboratories where she successfully managed their diabetes care division in Poland. Over the next nine years, her career progressed at Abbott Laboratories to Divisional Vice President for Europe. In 2010, she continued her career at Zimmer as President of their EMEA region. Following her appointment as an executive committee member prior to the Biomet acquisition, Katarzyna supported the operations of the Zimmer Biomet portfolio covering sales, marketing, logistics, and clinical support. Since 2018, Katarzyna has served as Chief Executive Officer for the €2.7 billion EMEA business of Fresenius Medical Care AG & Co. KGaA, the German-listed renal care company.

Other current appointments

– Chief Executive Officer, EMEA, at Fresenius Medical Care AG & Co. KGaA.

– NED at Vifor Fresenius Medical Care Renal Pharma Ltd.

Skills and competencies

Katarzyna demonstrates a true passion for customer focus and maintains an impressive track record in senior leadership within the MedTech industry. She is a qualified medical doctor (Ph.D.) with vast experience in medical devices and orthopaedic sectors. Her Chief Executive Officer experience of a global company and valuable industry knowledge will help drive innovation and ensure the continued development of Smith+Nephew.

Nationality

 German/Polish

Rick Medlock (60)

Independent Non-Executive Director

Appointed on 9 April 2020.

Rick was appointed Chair of the Audit Committee on 1 September 2020.

Career and experience

Rick graduated from Cambridge University with a BA in Economics. In 1982, he joined Arthur Andersen LLP where he qualified as a Chartered Accountant. Rick has had a highly successful career as a strong commercial Chief Financial Officer in the technology industry, working for a range of international FTSE 100 and NASDAQ listed businesses during periods of high growth. He has held a number of Chief Financial Officer positions throughout his career, including at NDS Group plc, Inmarsat plc and Worldpay Group plc. Rick brings a wealth of experience as a former NED and Audit Committee Chair of several technology driven businesses, such as Sophos Group plc, Edwards Vacuum, and Thus plc. Rick was also previously Chair of Momondo Group and Chair of the Audit Committee for LoveFilm UK Limited.

Other current appointments

– NED and member of the Audit, Risk and Compliance Committee at Datatec Ltd.

– NED and Chair of the Audit Committee at Deliveroo.

Skills and competencies

Rick has extensive experience and a deep understanding of technology focused R&D businesses. He has driven value and transformation throughout his executive career which will further reinforce the ability of Smith+Nephew to grow and develop into new and existing markets. Rick brings significant financial expertise as a well-regarded former FTSE 100 Chief Financial Officer, NED and Audit Committee Chair.

Nationality

 British

Smith+Nephew Annual Report 2020	71

Strategy

on the business
Board leadership and purpose continued Board of Directors continued
Ⓐ Ⓒ Ⓝ	Ⓒ Ⓡ	Ⓒ Ⓡ

Marc Owen (61)

Independent Non-Executive Director

Appointed in October 2017.

Marc was appointed as a Member of the Nomination & Governance Committee on 28 March 2020.

Career and experience

Marc graduated from Oxford University with a BA and BCL in Law. In 1984 he was called to the Bar, following four years at Corpus Christi College Cambridge as a fellow and director of studies in law. He decided upon a corporate career and undertook an MBA at Stanford University. Marc commenced his healthcare and technology career at McKinsey & Company where he progressed to senior partner and eventually a founding partner of McKinsey’s Business Technology Office. In 2001, Marc joined McKesson Corporation and served as Executive Vice President and member of their Executive Committee. He delivered strategic objectives and led over 40 acquisitions and divestments over a 10-year period. In late 2011 he headed Mckesson Speciality Health, which operates over 130 cancer centres across the US and provides market intelligence, supply chain services, patient access to therapy, provider and patient engagement and clinical trial support. In 2014, he was appointed Chair of the European Management Board at Celesio AG. He retired in March 2017 once he had improved operations, set the strategy and recruited his successor.

Other current appointments

– N/A.

Skills and competencies

Marc is a proven leader with an astute strategic vision, capable of building significant international healthcare businesses. He has strong commercial healthcare expertise, which the Board values deeply and makes him ideally placed to Chair the Compliance & Culture Committee.

Nationality

 British

Angie Risley (62)

Independent Non-Executive Director

Appointed in September 2017.

Angie was appointed as a Member of the Compliance & Culture Committee on 8 April 2020.

Career and experience

After graduating from Exeter University, Angie joined United Biscuits followed by Pizza Hut (UK) Ltd as Human Resources Director, a joint venture between PepsiCo, Inc. and Whitbread plc. After five years she joined Whitbread plc, becoming an Executive Director responsible for HR and Corporate Social Responsibility in 2004. Between 2007–2013 she was the Group HR Director for Lloyds Banking Group, joining J Sainsbury plc as Group HR Director and a member of their Operating Board in January 2013. Over the years, Angie has been a member of the Low Pay Commission and has held a number of Non-Executive Directorships with Biffa plc, Arriva and Serco Group plc, and now Smith+Nephew. At Serco Group plc she was the Chair of the Remuneration Committee. Previously she has attended Remuneration Committees of Whitbread plc, Lloyds Banking Group, Arriva and now J Sainsbury plc.

Other current appointments

– J Sainsbury plc Group HR Director and member of their Operating Board.

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

Nationality

 British

Bob White (58)

Independent Non-Executive Director

Appointed on 1 May 2020.

Bob was appointed a Member of the Compliance & Culture Committee on 27 July 2020 and as a Member of the Remuneration Committee on 28 July 2020.

Career and experience

Bob graduated from Cleveland State University in 1985 with a BBA in Marketing and later achieved an MBA from Case Western Reserve University. He is a Fellow of the American College of Healthcare Executives.

In 1986, Bob joined IBM Corporation and progressed to become their Healthcare Solutions General Manager in 1995 for EMEA regions. Bob has held a number of senior Vice President positions throughout his career, including at Chemdex Corporation, Accelrys Inc., SourceOne Healthcare Technologies, Inc., GE Healthcare and Covidien as President for Emerging Markets and President for Respiratory and Monitoring Solutions. He then became Senior Vice President and President of Medtronic Asia Pacific, having led the integration of Covidien Asia Pacific when it was acquired by Medtronic plc in 2015. Bob is currently a member of the Medtronic Executive Committee.

Other current appointments

– Executive Vice President and President, Medical Surgical Portfolio at Medtronic plc.

Skills and competencies

Bob is an experienced leader with more than 25 years’ worth of industry relevant experience. He is an influential and well-known figure in the medical technology sector and has an impressive track record in delivering growth and fostering innovation. He brings valuable global medical technology insight to the Board, which will prove fundamental in helping to shape and develop the future strategic direction of Smith+Nephew.

Nationality

 American

72	Smith+Nephew Annual Report 2020

Strategy
Governance

on the business
Retiring
Ⓒ Ⓡ	Ⓒ Ⓡ Ⓝ

Vinita Bali (65)

Independent Non-Executive Director

Appointed in December 2014.

Prior to her retirement from the Board, Vinitia was a Member of the Remuneration Committee and Compliance & Culture Committee.

Career and experience

Vinita holds an MBA from the Jamnalal Bajaj Institute of Management Studies, University of Bombay and a BA in Economics from the University of Delhi. She spent her career working for large global companies – Cadbury Schweppes plc and The Coca-Cola Company, holding senior positions in marketing and general management. Vinita was Managing Director and Chief Executive Officer of Britannia Industries Limited, a leading Indian publicly listed food company from 2005 to 2014.

Other current appointments

– NED of Syngene International Limited.

– NED of Bunge Limited.

– NED of CRISIL India (a Standard & Poor company).

– Member of the Advisory Board of PwC India.

– NED of Cognizant Technology Solutions Corporation, which is listed on NASDAQ (NASDAQ: CTSH).

Vinita retired as a Non-Executive Director of Smith & Nephew plc on 31 December 2020, on completion of six years’ service.

Nationality

 Indian

The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL (72)

Independent Non-Executive Director

Appointed in April 2012.

Virginia will continue to serve as a Member of the Remuneration Committee, Nomination & Governance Committee and Compliance & Culture Committee until her retirement from the Board at the Annual General Meeting in April 2021. She will not stand for re-election.

Career and experience

Virginia was a Member of Parliament between 1984 and 2005. She served successively as Secretary of State for Health and then Culture, Media and Sport. She became a Life Peer in 2005. Virginia was formerly a Director of Bupa and AkzoNobel N.V.

Other current appointments

– Director of International Resources Group Limited, where she is Chair of Board & Chief Executive Officer Practice at Odgers Berndtson.

– Member of the International Advisory Council of Chugai Pharmaceutical Co.

– Chancellor of University of Hull.

– Sheriff of Kingston upon Hull.

– Trustee of The Economist Newspaper.

Virginia will retire as a Non-Executive Director of Smith & Nephew plc at the Annual General Meeting in April 2021, following completion of nine years’ service.

Nationality

 British

Susan Swabey (59)

Company Secretary

Joined Smith+Nephew in May 2009 as Company Secretary with responsibility for board support and corporate governance, employee and executive share plans and subsidiary governance. Susan is based in Watford, UK.

Other current appointments

– Chair of the CBI Companies Committee.

– Chair of ShareGift, the share donation charity.

– Member of the Financial Reporting Council Lab Steering Group.

Skills and experience

Susan holds an MA from Corpus Christi College Oxford in Literae Humaniores and is a Fellow of The Chartered Governance Institute.

Susan has over 35 years’ experience as a Company Secretary in a wide range of companies including Prudential plc, Amersham plc and RMC Group plc. Her work has covered board support, corporate governance, remuneration, corporate transactions, group risk management, share registration, listing obligations, corporate social responsibility, pensions, insurance and employee and executive share plans. Susan is a frequent speaker on corporate governance and related matters.

Nationality

 British

Smith+Nephew Annual Report 2020	73

Strategy

Board Leadership and Purpose continued Executive team

Roland Diggelmann is supported in the day-to-day management of the Group by Anne-Françoise Nesmes, Chief Financial Officer, and a strong team of Executives.

Brad Cannon (53)

President Sports Medicine & ENT

Joined Smith+Nephew in 2012 and has since been the President of Smith+Nephew’s Europe and Canada business, the Company’s Chief Marketing Officer, and now serves as the President of the Global Sports Medicine and Ear, Nose and Throat business. Brad is based in Andover, US.

Skills and experience

Brad was most recently the Chief Marketing Officer and prior to that the President of Europe and Canada, where he successfully led the commercial business in those regions. He has also served as the President of Global Orthopaedic Franchises, leading Smith+Nephew’s Reconstruction, Endoscopy, Trauma and Extremities businesses. Prior to Smith+Nephew, Brad worked in Medtronic plc’s Spine and Biologics division. From 2009, he was responsible for Medtronic plc’s Spine International division and held positions heading US sales and global commercial operations. Brad is a graduate of Washington and Lee University, and the Wharton School of Business at the University of Pennsylvania.

Nationality

 American

Peter Coenen (59)

President EMEA Region

Joined Smith+Nephew in September 2020 with responsibility for Europe, the Middle East and Africa (EMEA). Peter is based in Zug, Switzerland.

Skills and experience

Peter is an experienced cross-cultural leader and is adept at delivering results by building successful teams. Most recently, Peter was President of Terumo Interventional Systems, a Japan-based medical device company that is part of the Terumo Corporation. In addition to this role, Peter also acted as Terumo’s General Manager of its CEEMEA region (Central and Eastern Europe, the Middle East and Africa). During his seven-year tenure with Terumo, Peter helped drive growth by more than doubling both revenue and profitability. Prior to Terumo, Peter held a number of senior roles in Europe, the Middle East, Africa, Asia and Latin America with Guidant Corporation, Haemonetics Corporation and Boston Scientific Corporation.

Peter has a wealth of operational experience that will help drive business performance and bolster the future success of the EMEA region.

Nationality

 German

Our commercial model

Chief Executive Officer

President Advanced Wound Management	President APAC Region	Chief Business Development & Corporate Affairs Officer	Chief Legal & Compliance Officer

President Orthopaedics	President EMEA Region	Chief Financial Officer	President Operations & GBS

President Sports Medicine & ENT		Chief HR Officer	President Research & Development

Chief Quality & Regulatory Affairs Officer

74	Smith+Nephew Annual Report 2020

Strategy
Governance

Phil Cowdy (53)

Chief Business Development
& Corporate Affairs Officer

Joined Smith+Nephew in 2008 as Director of Investor Relations. From 2010 his responsibility expanded as Head of Corporate Affairs, including media, investor relations, global brand and government affairs, together with Strategic Planning. Between 2015 and 2018 he was also responsible for IT. In 2018 he took on additional responsibility for Business Development. Phil is based in Watford, UK.

Skills and experience

Prior to joining Smith+Nephew, Phil served as a senior Director at Deutsche Bank AG and predecessor firms for 13 years, providing corporate finance and equity capital markets advice to a variety of UK-based companies. He qualified as a chartered accountant with EY.

Nationality

 British

Myra Eskes (49)

President APAC Region

Joined Smith+Nephew in May 2019 with responsibility for Asia Pacific. Myra is based in Singapore.

Skills and experience

Myra is a strong and highly respected leader with deep cross-cultural experience bringing more than two decades of enterprise-wide experience in finance, manufacturing, operations, sales and marketing. Most recently, Myra was President and Chief Executive Officer of GE Healthcare Southeast Asia, Korea, Australia and New Zealand, reporting directly to the Chief Executive Officer as part of the global management team. In this role, she was responsible for the diagnostic and interventional imaging, patient monitoring, healthcare digital and life sciences businesses.

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

Simon Fraser (53)

President Advanced
Wound Management

Joined Smith+Nephew in January 2019 with commercial leadership responsibility for Advanced Wound Management in the US and global marketing for the Advanced Wound Management Franchise. Simon is based in Fort Worth, US.

Skills and experience

Simon brings more than 25 years’ of experience across medical devices, pharmaceuticals and diagnostics, including wound management. Importantly, he is a purpose-driven and accomplished business leader who has successfully managed large, global commercial organisations with full P&L responsibility while growing business and earning market share.

Prior to joining Smith+Nephew, Simon was Group Vice President of Dentsply Sirona’s Dental Implant Global Business Unit. Prior to this Simon was Vice President, US Commercial Infectious Diseases including corporate accounts at Abbott Laboratories. Simon joined Abbott following the acquisition of Alere Inc., where he had three successful years as the President of Latin America. Prior to these roles, Simon had a 15-year career with Johnson & Johnson, where he held increasingly senior commercial roles spanning surgical devices, wound management, implants and pharmaceuticals including both global strategic marketing and P&L responsibilities.

Nationality

 American/Canadian

Smith+Nephew Annual Report 2020	75

Strategy

on the business
Board leadership and purpose continued Executive team continued

Mark Gladwell (45)

President Operations
& GBS

Joined Smith+Nephew in August 2018 with responsibility for Global Manufacturing, Global Supply Chain, Global Procurement, Global Engineering and Global Operational Excellence, and all Operational Strategy and programmes including APEX projects related to Global Operations. From 2019 Mark also took responsibility for Global Business Services. Mark is based in Watford, UK.

Skills and experience

Mark joined Smith+Nephew from QIAGEN N.V., a provider of sample and assay technologies for molecular diagnostics, applied testing, academic and pharmaceutical research. There he was Senior Vice President of Global Operations responsible for global manufacturing, supply chain, quality assurance and control, regulatory affairs, and global customer service.

Mark is a seasoned operational leader bringing more than 20 years’ of experience in progressively senior operations roles across global organisations including DuPont de Nemours, Inc., AGFA Medical Imaging, Johnson & Johnson, and Alere Inc. Mark has experience of working and living in Europe and the US and operating global manufacturing and supply chain organisations with a significant focus and track record in delivering operational excellence transformation programmes.

Nationality

 British

Melissa Guerdan (46)

Chief Quality & Regulatory
Affairs Officer

Joined Smith+Nephew in July 2018 with responsibility for Quality and Regulatory Affairs and assumed additional responsibility in 2019 for the Portfolio Compliance organisation, inclusive of the Group EU MDR. Melissa is based in Andover, US.

Skills and experience

Melissa brings more than 20 years’ of leadership experience in Quality and Regulatory Affairs spanning the pharmaceutical, medical device and biologics industries. Melissa has deep compliance and operations knowledge and has progressed through senior leadership roles in global organisations including Pfizer Inc., Baxter International Inc., Covidien and Alere Inc. Most recently, Melissa was Senior Vice President, Quality and Regulatory for Alere Inc., where she had executive responsibility for establishing enterprise vision, strategy and direction for all aspects of quality, compliance and regulatory affairs. Melissa is adept at inspiring diverse global organisations to achieve common goals and has consistently delivered material value at the enterprise level through transformational quality and regulatory improvement programmes.

Melissa holds a BA degree in Biology and Psychology, and holds an MBA from DePaul University.

Nationality

 American

Skip Kiil (46)

President Orthopaedics

Joined Smith+Nephew in November 2018 with global responsibility for the Orthopaedics franchise which includes Reconstruction, Trauma, Extremities and Robotics. Skip is based in Memphis, US.

Skills and experience

Skip is a seasoned leader who brings a wealth of global experience from diverse medical technology companies, and importantly, significant global experience in Orthopaedics markets over an extended period. Prior to joining Smith+Nephew, Skip was most recently responsible for all Global Commercial Operations at NuVasive, Inc., and member of the senior executive leadership team. Prior to this, Skip spent three years with Alcon, a division of Novartis Corporation, based in Geneva, Switzerland, where he served as Surgical Head, Europe, Middle East, Africa and Russia. While at Alcon, Skip led the successful commercial transformation of its surgical business across both developed and emerging growth markets.

Before joining Alcon, Skip had a successful 12-year career with Stryker Corporation holding progressively senior positions in commercial leadership in the US as well as in global marketing. Skip also had general management experience in Japan, as well as group leadership responsibilities in Europe where he held the role of Vice President and General Manager of its Medical Surgical Group.

Nationality

 American

76	Smith+Nephew Annual Report 2020

Strategy
Governance

on the business

Elga Lohler (53)

Chief HR Officer

Joined Smith+Nephew in January 2002 as Director of HR and has since held progressively senior positions in Wound Management, Operations, Corporate Functions and Group. Elga became Chief Human Resources Officer in December 2015 and leads Global Human Resources and Internal Communication. Elga is based in Fort Worth, US.

Skills and experience

Elga has more than 25 years’ Human Resources experience. Prior to joining Smith+Nephew, Elga held Human Resources roles at Transnet SOC Ltd, Sensormatic (now Tyco International plc) and Advanced Tissue Sciences, Inc., which was acquired by Smith+Nephew in 2002. Through these roles, Elga has developed deep expertise in strategic planning and development, organisational design and effectiveness, restructuring and integration, and transformational change in support of business objectives. In her current role, Elga is responsible for driving Smith+Nephew’s human capital strategy across the enterprise in support of Smith+Nephew’s overall strategy.

Elga holds an undergraduate degree in Psychology and a Master’s degree in Organizational Psychology, both from the University of Witwatersrand in South Africa.

Nationality

 American/South African

Catheryn O’Rourke (48)

Chief Legal & Compliance Officer

Joined Smith+Nephew in February 2013 and became Chief Legal Officer in May 2017 and Chief Legal & Compliance Officer in July 2018. Catheryn heads up the Global Legal and Compliance functions and also serves as the Chief Risk Officer. Catheryn is based in Andover, US.

Skills and experience

Prior to being appointed Chief Legal & Compliance Officer, Catheryn had various responsibilities within Legal as Assistant General Counsel – Litigation and Investigations. Prior to joining Smith+Nephew, Catheryn spent 11 years of her career with Davis Polk & Wardwell LLP.

Catheryn is a graduate of Princeton University and Harvard Law School.

Nationality

 American

Vasant Padmanabhan (54)

President Research & Development

Joined Smith+Nephew in August 2016 and is responsible for Research and Innovation, New Product Development, Clinical and Medical Affairs, and Clinical Operations. Vasant is based in Andover, US.

Skills and experience

Vasant is a medical technology executive with over 25 years of global R&D leadership experience. He holds a doctorate in Biomedical Engineering and has a proven track record of driving and delivering innovation from concept-to-commercialisation. Prior to Smith+Nephew, Vasant served as the Senior Vice President of Technical Operations at Thoratec Corporation, a leader in mechanical circulatory support solutions for the treatment of heart failure. In this role, he provided leadership to multiple technical functions including global R&D, Programme Management, Quality Affairs, and Operations. Prior to Thoratec Corporation and its successful acquisition by St. Jude Medical, Inc. in 2015, Vasant had an 18-year career at Medtronic plc, starting as a Staff Scientist and, progressing through more senior roles, ultimately becoming Vice President of Connected Care R&D Operations (2008-2012) and Vice President of Product Development for the Implantable Defibrillator Business (2012-2014). Vasant holds an MSc and a Ph.D. in Biomedical Engineering from Rutgers University and an MBA from the University of Minnesota – Carlson School of Management.

Nationality

 American

Smith+Nephew Annual Report 2020	77

Strategy

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

Non-Financial Reporting Regulations

In accordance with The Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016 information can be found on the following pages of this 2020 Annual Report relating to the environment (pages 24–27 of this report and the 2020 Sustainability Report), social (pages 28–35 of this report and the 2020 Sustainability Report), anti-corruption and anti-bribery matters (pages 27 and 33), employees (pages 28–35) and human rights (page 29).

78	Smith+Nephew Annual Report 2020

Strategy
Governance

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

The Board delegates certain matters, as follows, to Board Committees, consisting of members of the Board:

Our Board

Audit Committee

Provides independent assessment of the financial affairs of the Company, reviews financial statements and controls oversight of the risk management process and key risks.

Manages use of internal and external auditors.

Remuneration Committee

Determines Remuneration Policy and packages for Executive Directors and Executive Officers, having regard to pay across our workforce.

Ensures alignment with our purpose, values and long-term strategy.

Nomination & Governance Committee Reviews size, skills, experience, knowledge and composition of the Board, succession planning, diversity and governance matters.

Compliance & Culture Committee

Reviews and monitors and has oversight of ethics and compliance, quality and regulatory, culture, sustainability, stakeholder relationships and related legal matters across the Group.

Ad hoc committees Ad hoc committees may be established to review and approve specific matters or projects.
>> See page 88	>> See page 106	>> See page 85	>> See page 98

The Board delegates certain matters, as follows, to Board Committees, consisting of senior executives:

Finance & Banking Committee Approves banking and treasury matters, guarantees and Group structure changes relating to mergers, acquisitions and disposals.	Disclosures Committee Approves release of communications to investors and Stock Exchanges. Reviews whether communications are inside information.

The Board delegates the day-to-day running of the business to Roland Diggelmann, Chief Executive Officer, who is assisted in his role by the Executive Committee comprising the executive team shown on pages 74-77. The governance framework below outlines the Executive Committee responsibilities and the structure of sub-committees reporting into the Executive Committee.

Executive Committee

Recommends and implements strategy, recommends budget and three-year plan to the Board for approval, ensures liaison between commercial and corporate functions, receives regular reports from sub-committees, monitors succession planning and talent pipeline below Board level, reviews major investments, divestment and capital expenditure proposals and approves business development projects. During 2020, an additional Committee named the Crisis Management team, was formed to manage the Company’s response to the COVID-19 pandemic.

Monthly Operating Review Wider group of senior commercial and financial leaders reviews monthly commercial and operating results against budget, identifying gaps and agreeing remedial actions.	Franchise, Functional and Regional Leadership Meetings Senior management meetings to drive performance across each franchise, function and region.	New Product Development Defines portfolio allocation principles, reviewing and challenging current shape of portfolio, identifying gaps and opportunities and re-prioritising segments and geographies.

Health, Safety & Environment Committee Oversees health, safety and environmental matters.	Inclusion & Diversity Council Implements strategies to promote diversity and inclusion.	Global Benefits Committee Oversees all policies and processes relating to pensions and employee benefit plans.

Group Ethics & Compliance Committee Reviews compliance matters and country business unit or function compliance reports.	Investment Committee Oversees Corporate Development Strategy, monitors status of transactions and approves various stages in the merger, acquisition and disposal process.	Sustainability Council Monitors sustainability strategy and delivers agreed plan.

Smith+Nephew Annual Report 2020	79

Strategy

Division of responsibilities continued	Strategy	Performance
Responsibilities of the Board The Schedule of Matters Reserved to the Board describes the role and responsibilities of the Board more fully and can be found on our website at www.smith-nephew.com.

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

February – Reviewed and approved three-year strategic plan. – Reviewed capital allocation policies. – Reviewed APEX restructuring plans.

February

– Considered COVID-19 impact on the Company’s business.

– Reviewed financial performance.

– Considered payment of final dividend.

– Approved and noted Board and Committee membership changes, including changes in relation to the Chief Financial Officer.

	April – Reviewed 2020 funding actions in response to COVID-19.	Early and late March – Considered COVID-19 impact scenarios. – Reconfirmed payment of dividend in response to COVID-19.
	July – Received Corporate Development update. – Reviewed preparations for bond issue.	April – Considered COVID-19 impact on the Company’s business, employees and customers. – Reviewed financial performance. – Received update on Advanced Wound Management.
	September – Received Corporate Development update. – Considered and approved bond issue.	May – Considered COVID-19 impact on the Company’s business, employees and customers. – Reviewed financial performance.
November – Reviewed the strategic plan for 2021–2023.

July

– Approved and declared payment of interim dividend.

– Considered COVID-19 impact on the Company’s business, employees and customers.

– Received updates on Orthopaedics franchise.

– Reviewed financial performance.

	December – Received business update from Chief Executive Officer and considered the impact of COVID-19.	September – Reviewed financial performance. – Received review of the performance of the business franchises, including Sports Medicine, ENT and Robotics. – Received updates on Global Operations.
October – Reviewed financial business performance.
November – Considered succession and development plans.

80	Smith+Nephew Annual Report 2020

Strategy
Governance

Shareholder communications	Risk	Other matters

– Approving preliminary
announcement of annual results, the
publication of the Annual Report, the
half-yearly report, the quarterly
Trading Reports, the release of
price- sensitive announcements and
any listing particulars, circulars or
prospectuses.

– Approving the Sustainability Report.

– Maintaining relationships and
continued engagement with
shareholders.

	– Overseeing the Group’s risk management programme. – Regularly reviewing the risk register. – Overseeing risk management processes (see pages 53–65 for further details).	February – Approved Directors & Officers’ liability insurance renewal. – Approved 2019 Board evaluation proposals. – Received Legal update.
	February – Received Annual Risk Management update.	April – Approved appointment of Rick Medlock on 9 April 2020. – Received Legal update.
February – Approved Preliminary Announcement 2019. – Approved the Annual Report for 2019. – Approved Notice of the 2020 Annual General Meeting.	October – Attended an interactive discussion on key risks facing the Company and considered principal risks.	May – Approved appointment of Bob White on 1 May 2020.
July – Approved appointment of Anne- Françoise Nesmes on 27 July 2020.
April – Noted updated arrangements and preparations for the 2020 Annual General Meeting and shareholder audiocast to be held later that day.	Stakeholders
	– Overseeing and maintaining relationships with stakeholders including shareholders, employees, customers, suppliers, regulators and governments.	September – Received Legal update.
November – Received Legal update. – Approved appointment of Katarzyna Mazur-Hofsaess on 1 November 2020.
May – Approved Q1 2020 Trading Report.	February – Approved Sustainability Report 2019. – Approved Modern Slavery Statement 2019.
July – Approved H1 2020 Results Announcement. – Considered Company response to ethnic diversity.
	March – Considered COVID-19 impact upon employees and customers.	December – Discussed and approved the findings from the 2020 Board Effectiveness Review undertaken by the Senior Independent Director. – Noted the resignation of Vinita Bali on 31 December 2020.
October – Approved Q3 2020 Trading Report.	April – Reviewed and approved updated APEX restructuring plans noting impact upon stakeholders.
November – Approved holding the 2021 Annual General Meeting as a hybrid meeting. – Approved the commencement of share forfeiture programme.
June – Discussed company response to ethnic diversity.
July – Considered COVID-19 impact on the Company’s employees, customers and suppliers.

The newest Board members
have conducted most of
our induction programmes
virtually and have yet
to meet our fellow
directors face to face.”

Rick Medlock

Chair of the
Audit Committee

Smith+Nephew Annual Report 2020	81

Strategy

Division of responsibilities continued

Responsibilities of the Board

Board and Committee attendance

		Board				Committee
			Audit	Remuneration	Nomination & Governance	Compliance & Culture
Total meetings		11	8	6	3	4
Appointed
Roberto Quarta	December 2013	11/11	–	6/6	3/3	–
Graham Baker[1]	March 2017	5/5	–	–	–	–
Vinita Bali[2]	December 2014	11/11	–	6/6	–	4/4
Virginia Bottomley[3]	April 2012	11/11	–	6/6	3/3	4/4
Roland Diggelmann	March 2018	11/11	–	–	–	–
Erik Engstrom	January 2015	11/11	8/8	–	3/3	–
Robin Freestone[4]	September 2015	11/11	8/8	6/6	3/3	–
Marc Owen[5]	October 2017	11/11	8/8	–	2/2	4/4
Katarzyna Mazur- Hofsaess[6]	1 November 2020	3/3	–	–	–	–
Rick Medlock[7]	9 April 2020	8/8	5/5	–	–	–
Anne-Françoise Nesmes[8]	27 July 2020	6/6	–	–	–	–
Angie Risley[9]	September 2017	11/11	–	6/6	–	3/3
Bob White[10]	1 May 2020	7/7	–	3/3	–	2/2

1   Graham Baker resigned from the Board on 9 April 2020.

2   Vinita Bail retired from the Board on 31 December 2020, after six years’ of service.

3   Virginia Bottomley is due to retire from the Board at the Annual General Meeting on 14 April 2021, after 9 years’ of service.

4   Robin Freestone resigned as Chair of the Audit Committee on 1 September 2020. He remains Senior Independent Director and a member of the Audit Committee.

5   Marc Owen joined the Nomination & Governance Committee on 28 March 2020.

6   Katarzyna Mazur-Hofsaess was appointed to the Board on 1 November 2020.

7   Rick Medlock was appointed to the Board and Audit Committee on 9 April 2020. He was appointed as Chair of the Audit Committee on 1 September 2020.

8   Anne-Françoise Nesmes was appointed to the Board as Chief Financial Officer on 27 July 2020.

9   Angie Risley joined the Compliance & Culture Committee on 8 April 2020.

10 Bob White was appointed to the Board on 1 May 2020. He joined the Compliance & Culture Committee on 27 July 2020 and the Remuneration Committee on 28 July 2020.

In advance of the Board and Committee meetings, the Chair met with the Non-Executive Directors in the absence of Executive Directors. In addition, the Chair held one-to-one discussions with each Board Member throughout the year.

The Executive Directors have determined that all our Non-Executive Directors are independent in accordance with both UK and US requirements. None of our Non-Executive Directors or their immediate families has ever had a material relationship with the Group. None of them receives additional remuneration apart from Directors’ fees, nor do they participate in the Group’s share plans or pension schemes. None of them serve as directors of any companies or affiliates in which any other Director is a director. The Board considers all external directorships prior to appointment, reviewing any potential conflict of interests and time commitment for both Executive Directors and Non-Executive Directors.

Management of conflicts of interest

None of our Directors or their connected persons, has any family relationship with any other Director or Officer, nor has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 12 February 2021.

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

When the Board decides whether or not to authorise a conflict, only the Directors who have no interest in the matter are permitted to participate in the discussion and a conflict is only authorised if the Board believes that it would not have an impact on the Board’s ability to promote the success of the Company in the long-term. Additionally, the Board may determine that certain limits or conditions must be imposed when giving authorisation. No actual conflicts have been identified, which have required approval by the Board. However, the situations that could potentially give rise to a conflict of interest have been identified and duly authorised by the Board and are reviewed on an annual basis.

Independence of Directors

We require our Non-Executive Directors to remain independent from management so that they are able to exercise independent oversight and effectively challenge management. We therefore continually assess the independence of each of our Non-Executive Directors.

82	Smith+Nephew Annual Report 2020

Strategy
Governance

Outside directorships

We encourage our Executive Directors to serve as Non-Executive Directors of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director. During 2020, Roland Diggelmann was also a Non-Executive Director of Accelerate Diagnostics, Inc. listed on the NASDAQ. Anne-Françoise Nesmes is also a Non-Executive Director of Compass Group plc listed on the London Stock Exchange. Anne-Françoise’s external appointment was known at the time of joining Smith+Nephew and the Chair and Board was satisfied that she had the capacity for the time commitment required.

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

Purchase of ordinary shares

Prior to May 2020, in order to avoid shareholder dilution, shares allotted to employees through employee share schemes were bought back on a quarterly basis and subsequently cancelled as stated in Note 19.2 of the Group accounts on page 197. The share buy-back programme for 2020 has been suspended in light of the COVID-19 pandemic. The programme remains under review.

Composition, succession and evaluation

Board effectiveness review

The Board effectiveness review in 2020 was internally facilitated by Robin Freestone, Senior Independent Director, assisted by the Company Secretary. The 2020 review comprised a questionnaire completed by each member of the Board. This questionnaire focused on the progress made addressing the issues raised in previous Board evaluations, as well as looking into how the Board had handled particular topics throughout the year. Robin Freestone then conducted individual interviews with each Board member, where he also specifically discussed the performance of the Chair. In October 2020, he prepared a report, detailing his findings, which he shared with the Chair. The report was then discussed by the full Board in December 2020. In discussion, we concluded the Board operated effectively in spite of the challenges during the year. It looks forward to meeting physically again. Collectively, there was a good breadth of skills, backgrounds and experiences on the Board. The culture was open and collaborative and visits to different markets would return when possible. We did identify three key areas of improvement and the following recommendations were made:

Recommendation 1	Recommendation 2	Recommendation 3
It would be useful to have external speakers presenting on industry and market competitiveness, to augment the internal perspective provided by management.

Further improvements could be made to the measures in place to ensure that the views of stakeholders are considered at the time of every Board decision, by ensuring that presenters to the Board specifically address the potential impact of Board proposals on stakeholders.

Arrangements should be made to facilitate informal Board interaction with each other and the executive team within a virtual environment to supplement formal Board discussions.

The areas for attention identified in the 2019 review have been addressed as follows:

Actions identified	Action taken
The recent change in Chief Executive Officer, after a relatively short period of tenure had highlighted the need for increased oversight at Board level of executive succession planning.	The Board discussed succession planning during the year and in depth at the 2020 Board Strategy Review.
The full Board would welcome more involvement in the appointment of additional Non-Executive Directors.	Additional Board Directors were involved at the interview stages in the appointment of the new Directors during 2020.
Positive feedback had been received on the Board site visits in 2019 to Memphis and to the Schulthess Klinik in Switzerland and more visits such as these would be welcomed.

The travel restrictions during 2020 from the impact of COVID-19 meant the programme (which was to involve a visit to our robotics facility in Pittsburgh) had inevitably taken a step backwards. Whilst the Board enjoyed having virtual updates, including meeting a robotics surgeon, we look forward to meeting our stakeholders again physically when safe to do so.

The Compliance & Culture Committee Chair would work with the Committee and the Chief Executive Officer to further develop an employee engagement programme for 2020.	In spite of the restrictions on travel and meetings during 2020, five Board/employee listening sessions were held, four of them virtually. Further detail is provided on page 103.

The last externally facilitated Board effectiveness review was carried out in 2018 by Dr Tracy Long of Boardroom Review, who will be facilitating our next external review in 2021. The reviews in 2019 and 2020 were facilitated internally and led by the Senior Independent Director, supported by the Company Secretary.

Smith+Nephew Annual Report 2020	83

Strategy

Composition, Succession and Evaluation continued

Board development programme

Our Board development programme is directed to the specific needs and interests of our Directors. We focus the development sessions on facilitating a greater awareness and understanding of our business and stakeholders rather than formal training in what it is to be a Director. We value our visits to the different Smith+Nephew sites around the world, where we meet with the local managers of our businesses and see the daily operations in action. The opportunities for such visits have been limited in 2020 due to travel restrictions and social distancing measures. We look forward to resuming these site visits as soon as we are able.

We have however continued to provide our Directors with virtual opportunities to understand the business better as follows:

– At our Board meeting in September, our Chief R&D Officer, Vasant Padmanabhan presented on the latest developments in our Robotics strategy following the recent launch of the CORI platform. He was accompanied by Dr Jimmy Chow, the first surgeon to use this product and whose insights had helped with its development. This was a useful opportunity for the Board both to learn about an important new product and also to meet with a key customer.

– At our virtual strategy meeting in November, the Board met with the entire executive team and heard presentations on all areas of the business, learning about new products in the pipeline and innovative commercial strategies.

– Members of our Compliance & Culture Committee have held a number of Board/employee listening sessions both physically and virtually, where they have talked with employees and heard from them their views on what it means to work for Smith+Nephew. These sessions are discussed in more detail on pages 99 and 103.

The Chair regularly reviews the development needs of individual Directors and the Board as a whole.

Induction for new Directors

During 2020, we offered induction programmes for each of our new Directors: Anne-Françoise Nesmes, Rick Medlock, Bob White and Katarzyna Mazur-Hofsaess. These programmes were tailored to their individual skills and experiences and their roles on the Board. These induction programmes included:

– One-to-one meetings with senior executives to understand the roles played by our senior employees and specifically how we do things at Smith+Nephew.

– Meetings with our external advisers for example Slaughter and May, our corporate lawyers, KPMG LLP, our Auditor and Deloitte LLP, our Remuneration Committee adviser to explain the legal and regulatory background to their role on our Board and how these issues are approached at Smith+Nephew.

– Bob White attended an induction session focused on UK governance requirements relating to remuneration matters prior to joining the Remuneration Committee.

Most of the programmes were held virtually due to travel and meeting restrictions, although Rick Medlock was able to attend our Watford office in the period between lockdowns, where he met with a number of members of the finance team, toured our Expert Connect Centre and attended a hands-on product demonstration. Once travel and meeting restrictions are lifted, our new Directors look forward to continuing their induction programmes with site visits, meeting customers and employees and getting more familiar with our products.

Board development
Timeline 2020
Board development
February – Board/employee listening session in Watford.
Summer – Further Board/employee listening sessions in EMEA and APAC.
September – Meeting with leading robotics surgeon – Dr Jimmy Chow.
November – Virtual meeting with entire Executive Committee.
December – Received business update from Chief Executive Officer.

84	Smith+Nephew Annual Report 2020

Strategy
Governance

Nomination & Governance Committee report

Non-Executive Directors

The Committee has reviewed the composition of the Board and its committees to ensure that it continues to evolve to align with the new Strategic Imperatives and with the developing external regulatory environment.

The Committee appointed Rick Medlock in April 2020 as an additional Non-Executive Director with recent and relevant financial experience to strengthen the financial expertise on the Board. In September 2020, Rick took over as Chair of the Audit Committee replacing Robin Freestone, who continues in his role as Senior Independent Director and remains a member of the Audit Committee. Rick has 30 years’ experience in financial management in large international companies and was formerly Chief Financial Officer of Worldpay plc, Misys plc and Inmarsat plc.

Following the appointment of Roland Diggelmann in 2019 as our Chief Executive Officer, who had previously been one of our Non-Executive Directors, the Committee identified the need to strengthen the medical devices experience on the Board. We appointed Bob White in May 2020 and Katarzyna Mazur-Hofsaees in November 2020. Bob has over 25 years’ global medical devices experience and is a member of Medtronic’s executive team, heading up their Medical Surgical Portfolio. Katarzyna has a strong track record in medical devices including eight years as President of EMEA for Zimmer Biomet. She is currently Chief Executive Officer of the EMEA business of Fresenius.

Vinita Bali stepped down as a member of the Board at the end of 2020 following six years’ service and Virginia Bottomley will be retiring from the Board at the Annual General Meeting, when she will have completed nine years’ service with the Company.

Russell Reynolds advised the Committee on these appointments ensuring that in all cases, we were presented with a diverse set of candidates to consider.

On 17 February 2021, we also appointed John Ma as a member of the Board. John is an established leader within the MedTech industry with a deep knowledge of the Asia-Pacific region and of surgical robotics, both significant areas of opportunity for Smith+Nephew.

Membership

The Terms of Reference for the Nomination & Governance Committee describe the role and responsibilities of this Committee more fully and can be found on our website at www.smith-nephew.com.

In 2020, we held three meetings. In addition to members of the Committee, the Company Secretary, Chief Executive Officer and Chief Human Resources Officer also attended all or some of the meetings.

Since the year end, we have also discussed the future structure of the Board and its committees and completed our year end governance processes.

During the year, there were four new Board appointments. Members of the Committee were involved in the interview and selection process in each case and recommended the appointments to the full Board.

Appointment of
Chief Financial Officer

In April, we announced the appointment of Anne-Françoise Nesmes as Chief Financial Officer, replacing Graham Baker, who left the Company in May to pursue his career elsewhere. Anne-Françoise has strong FTSE 100 financial leadership experience and joined us from Merlin Entertainments, where she was Chief Financial Officer. Prior to that, she was Chief Financial Officer at Dechra Pharmaceuticals plc. She is also a Non-Executive Director and Chair of the Audit Committee at Compass Group plc. She joined us on 27 July 2020.

	Member from	Meetings attended
Roberto Quarta (Chair)	April 2014	3/3
Erik Engstrom	April 2019	3/3
Robin Freestone	April 2019	3/3
Virginia Bottomley[1]	April 2014	3/3
Marc Owen[2]	March 2020	2/2

1 Virginia Bottomley is due to retire from the Board and the Committee at the Annual General Meeting on 14 April 2021, after 9 years of service.

2 Mark Owen joined the Committee on 28 March 2020.

Recent appointments to the Board have strengthened our medical devices knowledge.” Roberto Quarta Chair of the Nomination & Governance Committee

Smith+Nephew Annual Report 2020	85

Strategy

Composition, Succession
and Evaluation continued

Nomination & Governance

Committee report

Continued

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

We believe the Board’s composition gives us the necessary balance of diversity, skills, experience, independence and knowledge to ensure we continue to run the business effectively and deliver sustainable growth. In order to ensure that our Board remains diverse, we analyse the skills and experiences we require against the skills and experiences on our Board using the matrix below. We review this matrix regularly to ensure that it is refreshed to meet the changing needs of the Company.

Diversity is not simply a matter of gender, ethnicity, social or other measurable characteristics. Diversity of outlook and approach is harder to measure than gender or ethnicity but is equally important. A Board needs a range of skills from technical adherence to governance or regulatory matters to understanding the business in which we operate and the needs of our stakeholders. It needs some members with a long corporate memory and others who bring new insights from other fields.

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

Succession planning

Following the changes to the executive team in 2018 and 2019 and the move to the franchise led organisational structure, 2020 has been a period of greater stability. The new executive team has been completed with the appointment of Anne-Françoise Nesmes as Chief Financial Officer and Peter Coenen as President of EMEA. The Board and Nomination & Governance Committee have monitored the changes to the organisational structure and approved changes to key leadership roles. Individual Directors have acted as a sounding board for the executive team when considering succession plans in key areas.

In November, the Board as a whole reviewed succession plans for Executives below Board level. These plans included consideration of diversity in the executive pipeline. Pages 74–77 gives details of the members of the Executive Committee, over a third of whom are female, with one member of Asian ethnicity. The Committee will continue to monitor diversity in the executive pipeline.

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

During 2021 our focus will include:
– Continued oversight of succession planning below Board level.
Roberto Quarta Chair of the Nomination & Governance Committee

Skills and experience matrix

CEO	Financial	International	Healthcare/ Medical Devices	Emerging market
Six members of the Board are either current or recent Chief Executive Officers.	Three members of the Board have recent and relevant financial experience.	Ten members of the Board have international experience.	Eight members of the Board have different levels of experience within the Healthcare industry and five members have medical devices experience.	Six members of the Board have Emerging Market experience.
UK Governance	Remuneration	Gender	Ethnic	Other
Seven members of the Board have considerable experience of working in a UK listed environment and six members of the Board have experience of the US listed environment.	Four members of the Board have Remuneration Committee experience within a UK listed context.	Eight members of the Board are male and four are female.	Eleven members of the Board are white and one is of Asian ethnicity.	Various Board members bring experiences in a variety of fields including customer focus, investment markets, government affairs, sustainability and digital.

86	Smith+Nephew Annual Report 2020

Strategy
Governance

Responsibilities of the
Nomination & Governance Committee

Board composition	Corporate Governance
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

February

– Approved the re-appointment of Directors who had completed three or six years’ service and the annual appointment of Directors serving in excess of six years.

– Reviewed and updated the Committee membership, including approval of the Audit Chair Elect appointment.

– Approved appointment of Anne-Françoise Nesmes, as Chief Financial Officer.

– Received an update on the search for an additional Non-Executive Director with international medical devices experience.

– Considered succession planning required with regard to ensuring the promotion of diversity of gender, social and ethnic backgrounds on the Board.

February – Reviewed and approved the Schedule of Matters Reserved to the Board and the Terms of Reference of the Board Committees.

March – Approved the appointment of Bob White as Non-Executive Director with international medical devices experience.

September

– Approved the appointment of Katarzyna Mazur-Hofsaess as additional Non-Executive Director with international medical devices experience.

– Received an update on the progress of the appointment of a Non-Executive Director with focused healthcare experience and a broader portfolio focus with regard to ensuring diversity of experience.

– Approved the additional external appointment of Anne-Françoise Nesmes as Audit Chair of Compass Group plc.

Diversity of outlook and approach ensures the right balance of challenge and support.” Roberto Quarta Chair of the Nomination & Governance Committee

Smith+Nephew Annual Report 2020	87

Strategy

Audit, Risk and Control Audit Committee report

– Challenged the work to improve the effectiveness of US collections. Thoroughly understanding the impact of COVID-19 and monitoring those improvements to the collection process identified.

– Continued vigilance over our IT control environment and cybersecurity, which has been heightened during the pandemic. The IT Controls process improvement plan has been closely monitored by the Committee. Following the Audit Committee’s recommendation, IT controls are now part of certain employees’ objectives.

– Increased monitoring of risk reporting to the Committee. This was partly in response to the increased level of uncertainty during the COVID-19 pandemic.

– Consideration of the extent to which we will be able to embed the Task Force on Climate-related Financial Disclosures (TCFD) framework into our decision making process in order to enable us to report against the TCFD framework in future years. We assessed the impact of climate change upon our financial statements and concluded there was no material impact.

– Monitored the impact of COVID-19 upon the physical verification of inventory and the ability to enter hospitals or third party warehouses. The Committee challenged management to ensure that sufficient evidence was obtained on the existence of this inventory.

In addition, the Committee reviewed letters received from and the response to our regulators, the Financial Reporting Council (FRC)[1] and SEC, where no matters of significance were raised. The FX related HMRC case was closely monitored by the Committee, who were pleased with the outcome, along with the first phase of the APEX project, which should complete in 2021. In December, the Committee received a report from management on the acquisition, which closed on 4 January 2021, of the Integra business, outlining not only financial matters, but its timetable and a governance update.

Membership

This is my first Audit Committee report for Smith+Nephew, having taken over the role of Chair from Robin Freestone on 1 September 2020. I’d like to thank Robin for his smooth handover, following the half-year announcement and reiterate how grateful the Committee is that he has remained a member. His historical knowledge of both the Company and the Committee are both utilised and appreciated.

In addition to discharging its role in accordance with its Terms of Reference, the Committee has met its commitments to provide assurance in respect of various non-routine matters. Areas of scrutiny for the Committee in 2020 have included:

– Reviewed and closely monitored the impact of COVID-19 upon our financial statements including the impact upon funding/liquidity and going concern to ensure the published information has not only been rigorously challenged by the Committee, but firmly stress tested by management and the Auditor and provides the usual fair, balanced and understandable statement in these challenging times.

	Member from	Meetings attended
Rick Medlock (Chair)[1,3]	9 April 2020	5/5
Robin Freestone[1,2]	September 2015	8/8
Erik Engstrom	January 2015	8/8
Marc Owen	October 2017	8/8

1 Designated financial experts under the SEC Regulations or recent and relevant financial experience under the UK Corporate Governance Code.

2 Robin Freestone resigned as Chair of the Audit Committee on 1 September 2020. He remains Senior Independent Director and member of the Audit Committee.

3 Rick Medlock was appointed to the Board and Audit Committee on 9 April 2020. He was appointed Chair of the Audit Committee on 1 September 2020.

Reviewing and closely monitoring the impact of COVID-19 upon our financial statements.” Rick Medlock Chair of the Audit Committee

88	Smith+Nephew Annual Report 2020

Strategy
Governance

As newly appointed Chair of the Committee, I have requested additional updates on cybersecurity, Risk Management and Internal Controls. My appointment was shortly after Anne-Françoise Nesmes’ appointment as Chief Financial Officer; we have been able to share our initial positive insights. Much of the work at the December meeting related to preliminary financial matters for the 2020 year end, including internal controls and any impact from the letters and guidance published throughout the year from the FRC, which the Committee felt had been appropriately considered by management.

The Committee has been well briefed by the Company Secretary on the impending transition from the FRC to the Audit Regulatory and Governance Authority (ARGA) and recommendations will be considered when implemented, potentially in 2021.

KPMG have now completed their sixth year’s audit and continue to provide robust challenge to both management and the Committee.

We have negotiated and will continue to monitor auditor fees. From 1 January 2019, a new senior lead partner, Kamran Walji headed up our audit, under the guidance of our previous lead partner Stephen Oxley, whose five year tenure completed on 31 December 2019. The newly rotated senior partner was able to seamlessly and independently continue his position for the 2020 audits. We would like to thank KPMG for its work in conducting such a rigorous audit, most of which was done virtually.

Our focus for 2021 will include:

– Monitoring ESG planning and reporting, including progress on TCFD and embedding it into decision making from the Executive Committee to the Board.

– Continued oversight of risk management process.

– Monitoring the process improvement plan for IT Controls.

– Further monitoring the impact of COVID-19 on the financial statements.

– Ensuring that we review and consider all UK governance changes following the establishment of Audit Reporting and Governance Authority (ARGA).

Rick Medlock

Chair of the Audit Committee

The Terms of Reference of the Audit Committee describe the role and responsibilities more fully and can be found on our website at www.smith-nephew.com.

1 The letter from the FRC noted that its review provided no assurance that the Report and Accounts are correct in all material respects, and that the FRC’s role is not to verify the information provided, but to consider compliance with the reporting requirements. The FRC’s review is based on a review of the Annual Accounts and does not benefit from detailed knowledge of the business.

Smith+Nephew Annual Report 2020	89

Strategy

Audit, Risk and Control continued

Audit Committee report

continued

Significant matters related to the financial statements

We considered the following key areas of judgement in relation to the 2020 financial statements and at each half-year and quarterly trading report, which we discussed in all cases with management and the External Auditor:

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management estimation of customer demand, effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems. The impact of COVID-19 on the provision for excess and obsolete inventory has been assessed, specifically considering the impact of lower sales demand and increased inventory levels.

Our action

At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 18% at 31 December 2020 (16% as at 31 December 2019). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated.

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

Our action

As members of the Board, we receive regular updates from the Chief Legal & Compliance Officer. These updates form the basis for the level of provisioning. The Group carries a provision relating to potential liabilities arising on its portfolio of metal-on-metal hip products of $336 million as of 31 December 2020. We received detailed reports from management on this position, including the actuarial model used to estimate the provision, and challenged the key assumptions, including the number of claimants and projected value of each claim. The provisions for legal matters have increased by $14 million during the year, primarily due to an increase in the metal-on-metal provision. We have determined that the proposed levels of provisioning at year end of $369 million included within ‘provisions’ in Note 17.1 in 2020 (2019: $355 million) were appropriate in the circumstances.

Impairment

In carrying out impairment reviews of acquisition intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required, which would adversely impact operating results. Additionally, the non-current assets held by the Group at 31 December 2020 have been assessed to identify any indicators of impairment as a result of COVID-19, and several downside sensitivity analyses have been undertaken.

Our action

We reviewed management’s reports on the key assumptions with respect to acquisition intangible assets – particularly the forecast future cash flows and discount rates used to make these calculations. We challenged the downside sensitivity analyses undertaken. We concluded that the carrying value of these assets is appropriately supported by the cash flow projections. We have also considered the disclosure surrounding these reviews, and concluded that the review and disclosure were appropriate.

90	Smith+Nephew Annual Report 2020

Strategy
Governance

Other matters related to the financial statements

As well as the identified significant matters, other matters that the Audit Committee considered during 2020 were:

Going concern

The uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID-19 pandemic has been considered as part of the adoption of the going concern basis in these financial statements. We reviewed three-year projections as part of the Group’s Strategic Plan, and also more detailed cash flow scenarios to 31 December 2022 for going concern purposes and concurred with management that the continued adoption of the going concern basis is appropriate.

Taxation

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges. We annually review policies and approve the principles for management of tax risks. We review quarterly reports from management evaluating the existing tax profile, tax risks and tax provisions. Based on a thorough report from management of tax liabilities and our challenge of the basis of any tax provisions recorded, we concluded that the levels of provisions and disclosures were appropriate.

Trade receivables

We received reports from management assessing the impact of COVID-19 on the expected credit loss allowance against trade receivables. Current and expected collection of trade receivables since the start of the COVID-19 pandemic has been reflected in country-specific expected credit loss models on a reasonable and supportable basis where possible, taking into account macroeconomic factors such as government support. We concur with management that the expected recoverability of trade receivables balances has been reflected in the expected credit loss allowance.

Post-retirement benefits

The Group has post-retirement defined benefit pension schemes, which require estimation in setting the assumptions. We received a report from management setting out their proposed assumptions for the UK and US schemes and concurred with management that these assumptions were appropriate.

Since the year end

Since the year end we have also reviewed the results for the full year 2020, Annual Report and Accounts for 2020, and have concluded that they are fair, balanced and understandable. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 16–17, risks and the key performance indicators and their link to the strategy.

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

The Auditor Independence Policy also governs the policy regarding audit partner rotation with the expectation that the audit partner will rotate at least every five years. Kamran Walji became the Company’s Audit Partner with effect from 1 January 2019, following the five-year tenure of Stephen Oxley on 31 December 2019. The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority (CMA) Order 2014.

Effectiveness of external auditor

We conducted a review into the effectiveness of the external audit as part of the 2020 year end process, in-line with previous years. We sought the views of key members of the finance management team, considered the feedback from this process and shared it with management.

During the year, we also considered the inspection reports from the Audit Oversight Board in the UK and determined that we were satisfied with the audit quality provided by KPMG.

The Audit Committee regularly receives feedback from KPMG, including at each meeting where management present their summary of critical accounting estimates as at each quarter end.

Overall therefore, we concluded that KPMG had carried out their audit for 2020 effectively.

The Audit Committee continues to review not only the effectiveness of the external auditor, KPMG, but also its market competitiveness.

Appointment of external auditor at Annual General Meeting

Resolutions will be put to the Annual General Meeting to be held on 14 April 2021 proposing the re-appointment of KPMG as the Company’s auditor and authorising the Board to determine its remuneration, on the recommendation of the Audit Committee in accordance with the CMA Order 2014.

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

Smith+Nephew Annual Report 2020	91

Strategy

Audit, Risk and Control continued

Audit Committee report

Continued

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

Any pre-approved aggregate, individual amounts up to $25,000 may be authorised by the Group Treasurer and Senior Vice-President Group Finance respectively and amounts up to $50,000 by the Chief Financial Officer. Any individual amount over $50,000 must be pre-approved by the Chair of the Audit Committee. If unforeseen additional permitted services are required, or any which exceed the amounts approved, again pre-approval by the Chair of the Audit Committee is required.

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

During the year, the team completed 36 risk-based audits and reviews across the Group. These included: financial controls effectiveness reviews across the EMEA, APAC, US and LATAM regions; IT and various programme assurance reviews ranging from cybersecurity, EU MDR preparedness, IT controls effectiveness; and Group-level reviews of Enterprise Risk Management effectiveness, Shared Services operations, and benefits arising from change programmes and acquisitions. Key issues noted during reviews included the need for all controls operation to always be fully documented. Management has taken swift action to implement Internal Audit’s recommendations. The team was able to continue to operate successfully during the COVID-19 pandemic. Although it was not possible to travel, extensive use was made of data extraction and analysis techniques, supplemented by documentation review and interviews.

The function carries out its work in accordance with the standards and guidelines of the Institute of Internal Auditors. Its performance is annually assessed using a structured questionnaire, allowing Non-Executive, Executive and senior management, plus the external auditor, to comment on key aspects of the function’s performance. The Audit Committee, which re-approved the function’s charter in December 2020, has satisfied itself that adequate, objective internal audit standards and procedures exist within the Group and that the Internal Audit function is effective.

The following reflects the non-audit fees incurred with KPMG in 2020, which were approved by the Chair of the Audit Committee. This fee relates to routine services provided by the Auditor in respect of the bond issue in September 2020 and was deemed by the Committee not to infringe auditor objectivity or independence.

	2020 $ million	2019 $ million
Audit related services	0.4	0.3

The ratio of non-audit fees to audit fees for the year ended 31 December 2020 is 0.06. The ratio of non-audit fees to audit fees for the year ended 31 December 2019 was 0.05.

Full details are shown in Note 3.2 of the Notes to the Group accounts.

Audit fees paid to the auditor

Fees for professional services provided by KPMG, the Group’s independent auditor in each of the last two fiscal years, in each of the following categories were:

	2020 $ million	2019 $ million
Audit fees	7.0	6.5
Audit related fees	0.4	0.3
Total	7.4	6.8

92	Smith+Nephew Annual Report 2020

Strategy
Governance

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

During the year, we reviewed our Risk Management processes and progress was discussed at our meetings in February, July, September and December. We approved the Risk Management programme for 2020 and monitored performance against that programme, specifically reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business.

The Risk Management programme in 2020 followed the updated risk management policy and manual rolled out across the Company in 2020. This programme combines a ‘bottom-up’ approach (whereby risks are identified within business areas by local risk champions working with their leadership teams), with a ‘top-down’ approach (when the Executive Committee meets as the Risk Committee to consider the risks facing the Group at an enterprise level).

Throughout the year, the Audit Committee maintained oversight of this programme. We reviewed the principal risks identified and the heat maps prepared by management showing how these risks were being managed. We considered where the risk profile was changing.

Since the year end, we have reviewed a report from the Group Head of Internal Audit into the effectiveness of the Risk Management programme throughout the year. We considered the principal risks, the actions taken by management to review those risks and the Board risk appetite in respect of each risk.

We concluded that the Risk Management process during 2020 and up to the date of approval of this Annual Report was effective. Work will continue in 2021 and beyond to continue to enhance the process.

» See pages 53–65 for further information on our Risk Management Process

Viability Statement

We also reviewed management’s work in conducting a robust assessment of those risks which would threaten our business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. Management have considered various scenarios in assessing the impact of COVID-19 on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a further extended wave of restrictions on elective procedures in the first half of 2021 and the subsequent recovery. This assessment included stress and sensitivity analyses of these risks to enable us to evaluate the impact of a severe but plausible combination of risks. We then considered whether additional financing would be required in such eventualities. Based on this analysis, we recommended to the Board that it could approve and make the Viability Statement on page 64.

Smith+Nephew Annual Report 2020	93

Strategy

Audit, Risk and Control continued Responsibilities of the Audit Committee	Financial accounting and reporting

December

– Reviewed accounting and reporting matters for 2020, including impact of COVID-19.

– Reviewed and approved trading/non-trading policy, previously approved in February 2020.

– Reviewed 2020 Annual Report timeline and design work.

– Reviewed KPMG’s Audit and Controls update, including the impact of COVID-19.

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

– Overseeing risk management processes (see pages 53–65 for further details).

Early February

– Reviewed Q4 2019 accounting and reporting matters.

– Report from KPMG on 2019 results, audit and Sarbanes-Oxley (SoX).

– Reviewed draft 2019 Annual Report, including report of the Audit Committee.

– Assessed compliance with UK and US governance requirements.

Late February

– Approved the Annual Report and Accounts for 2019, including report of the Audit Committee – confirming fair, balanced and understandable.

– Noted draft 2019 full year results announcement.

– Reviewed effectiveness of KPMG, including collation of senior stakeholders’ views.

– Report from KPMG on 2019 statements – Unqualified Opinion.

– Approved letter of representation for 2019.

– Confirmed Going Concern and Viability Statement.

– Reviewed draft Q4 audited press release and Chief Financial Officer presentation.

Early February – Risk management update. – Review of principal risks through endorsement of Viability Statement.
July – Received risk management update, including the impact of COVID-19.
April – Debrief of 2019 annual report process and reviewed plan and timetable for 2020. – Reviewed summary of Group Company audits. – Approved Senior Finance Officers Code of Ethics.
September – Received interim risk management update for new Chair.
December – Received a risk management update.

May – Reviewed and endorsed 2020 Q1 Trading Report, announcement and presentation, including the impact of COVID-19. – Noted KPMG’s update.

July

– Reviewed and endorsed H1 results, and announcement, considering the impact of COVID-19, including on going concern.

– Report from KPMG on H1 results.

– Approved letter of representation for H1 2020.

– Approved 2020 external audit engagement letter.

September – Noted an update on progress in reducing the level of US receivables.
October – Reviewed and endorsed Q3 Trading Report and announcement, including impact of COVID-19. – Noted update from KPMG on review of Q3 Trading Report.

94	Smith+Nephew Annual Report 2020

Strategy
Governance

Internal audit	Internal controls	Other matters

– Agreeing Internal Audit plans and reviewing reports of Internal Audit work.

– Monitoring the effectiveness of the Internal Audit function.

– Reviewing the control observations made by the Internal Auditor, the adequacy of management’s response to recommendations and the status of any unremediated actions.

– Monitoring the effectiveness of internal controls and compliance with the UK Corporate Governance Code 2018 and the SoX Act, specifically sections 302 and 404.

– Reviewing the operation of the Group’s risk mitigation processes and the control environment over financial risk.

Early February – Approved 2019 external non-audit fees.
Late February – Noted consulting fees to PwC, EY and Deloitte for 2019. – Approved Terms of Reference.

April

– Noted appointment of Rick Medlock as Independent Non-Executive Director and Chair Elect of the Committee and resignation of Graham Baker, Chief Financial Officer.

– Received treasury, pensions, insurance and covenant updates.

– Cybersecurity update.

– Project APEX update.

– Approved the Company’s policy and report on Conflict Minerals for submission to NYSE.

Early February – Considered SoX 2019 audit process and MAPs update.
Late February – Reviewed effectiveness of Internal Audit including the collation of senior stakeholders’ views.
Late February – Reviewed effectiveness of Internal Controls over financial reporting and SoX. – Reviewed S302 and S906 certifications.
April – Received an update on progress and the 2020 Internal Audit Plan, including the impact of COVID-19.
April – Considered SoX and MAPs Planning for 2020 including S404 scope.
July – Reviewed progress on the 2020 Internal Audit Plan, including the impact of COVID-19.
July – Reviewed new process for the completion of SoX and MAPs year end work, including the impact of COVID-19.
July – Noted appointment of Anne-Françoise Nesmes, Chief Financial Officer. – Approved non-audit fees in relation to the Company’s bond issue.
September – Received an update on 2020 progress, including the impact of COVID-19.
September – Considered SoX and MAPs progress.
December – Reviewed progress against the Internal Audit Plan and approved 2021 Internal Audit Plan and 2021 Internal Audit Charter.
October – Reviewed update on IT controls.
September – Noted the appointment of Rick Medlock as Chair of the Committee. – Update on tax matters. – Update on cybersecurity, including impact of COVID-19. – Project reports including APEX.
December – Considered SoX and MAPs progress, including the impact of COVID-19.

External auditor

– Overseeing the Board’s relationship with the external auditor.

– Monitoring and reviewing the independence and performance of the external auditor and evaluating their effectiveness.

– Making recommendations to the Board for the appointment or re-appointment of the external auditor.

– Monitoring and approving the external auditor’s fees.

	Fraud & whistle-blowing	December – Received updates on cybersecurity, inventory, including impact of COVID-19 Sustainability, TCFD, the Integra acquisition and the Finance Talent Review.

– Receiving reports on the processes in place to prevent fraud and to enable whistle-blowing.

– If significant, receive and review reports of potential fraud or whistle-blowing incidents. Reviewed Internal Audit report on fraud.

Early February – Reviewed year end report, including fraud.
Early February – Approved 2019 external audit fees. – Noted independence of KPMG.

Late February – Reviewed effectiveness and independence and concluded their effectiveness.
April – Noted external audit plan. – Approved external auditor fees for 2020.

I should like to thank Robin Freestone for his smooth handover to me. We value his historical knowledge of the Company and the Committee.” Rick Medlock Chair of the Audit Committee
July – Approved engagement letter for 2020. – Noted external audit plan updates.
October – Approved KPMG 2020 fee schedule.

Smith+Nephew Annual Report 2020	95

Strategy

the Audit Committee continued

The management of each country and Group function is responsible for the establishment, maintenance and review of effective financial controls within their business unit or function.

The Group’s IT organisation is responsible for the establishment of effective IT controls within the core financial systems and underlying IT infrastructure.

The Financial Controls & Compliance Group has responsibility for the review of the effectiveness of controls operating in the countries, functions and IT organisation, either by performing testing directly; reviewing testing performed in-country; or utilised a qualified third party to perform this management testing on its behalf.

The Group Finance Manual sets out financial and accounting policies, and is updated regularly. The Group’s Minimum Acceptable Practices (MAPs) were updated in 2020 with a new manual. The business is required to self-assess their level of compliance with the MAPs on a regular basis and remediate any gaps.

MAPs compliance is validated through spot-checks conducted by the Financial Controls & Compliance Group and during both Internal Audit and external audit visits. The technology solution to facilitate the real time monitoring of the operation and testing of controls has been partially implemented in 2020 and this will be completed in 2021.

There are clearly defined lines of accountability and delegations of authority.

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

The Audit Committee continued to receive and review reports on the progress of the Finance Transformation element of the APEX programme during 2020 and the mitigation of the associated risks.

Audit, Risk and Control continued

Responsibilities of
the Audit Committee
continued

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the financial review and principal risks on pages 20–23 and 53–65.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on page 20–23.

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

The uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID-19 pandemic has been considered as part of the adoption of the going concern basis in these financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the annual financial statements.

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

– The Financial Controls & Compliance Group has responsibility for the review of the effectiveness of controls operating in the countries, functions and IT organisation, either by performing testing directly; reviewing testing performed in-country; or utilising a qualified third party to perform this management testing on its behalf.

– The Group Finance Manual sets out financial and accounting policies, and is updated regularly. The Group’s Minimum Acceptable Practices (MAPs) were updated in 2020 with a new manual. The business is required to self-assess their level of compliance with the MAPs on a regular basis and remediate any gaps.

– MAPs compliance is validated through spot-checks conducted by the Financial Controls & Compliance Group and during both Internal Audit and external audit visits. The technology solution to facilitate the real time monitoring of the operation and testing of controls has been partially implemented in 2020 and this will be completed in 2021.

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

– The Audit Committee reviews regular reports from the Financial Controls & Compliance Group with regard to compliance with the SoX Act including the scope and results of management’s testing and progress regarding any remediation, as well as the aggregated results of MAPs self-assessments performed by the business.

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

– The Audit Committee continued to receive and review reports on the progress of the Finance Transformation element of the APEX programme during 2020 and the mitigation of the associated risks.

96	Smith+Nephew Annual Report 2020

Strategy
Governance

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

We have reviewed the system of internal financial control and satisfied ourselves that we are meeting the required standards both for the year ended 31 December 2020 and up to the date of approval of this Annual Report. No concerns were raised with us in 2020 regarding possible improprieties in matters of financial reporting.

This process complies with the FRC’s ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ under the UK Corporate Governance Code and additionally contributes to our compliance with the obligations under the SoX Act and other internal assurance activities. There has been no change during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. The Audit Committee, through its Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any significant weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2020 and included the period up to the approval of this Annual Report. The main elements of this review are as follows:

– The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2020. Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 18 February 2021 that the disclosure controls and procedures were effective as at 31 December 2020.

– Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Group’s internal control over financial reporting as at 31 December 2020 in accordance with the requirements in the US under section 404 of the SoX Act. In making that assessment, they used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on their assessment, management concluded and reported that, as at 31 December 2020, the Group’s internal control over financial reporting was effective based on those criteria. Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls. KPMG, an independent registered public accounting firm, audited the financial statements included in the 2020 Annual Report, containing the disclosure required by this item, issued an attestation report on the Group’s internal control over financial reporting as at 31 December 2020.

Code of Ethics for Senior Financial Officers

We have adopted a Code of Ethics for Senior Financial Officers, which applies to the Chief Executive Officer, the Chief Financial Officer, the SVP Group Finance and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions nor have there been any substantive amendments to the Code during 2020 or up until 18 February 2021. A copy of the Code of Ethics for Senior Financial Officers can be found on our website at www.smith-nephew.com.

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

The review by the Audit Committee found the following:

Composition	Rick Medlock has now been appointed as Chair, with further recent and relevant financial experience.
Performance & Effectiveness	The Audit Committee, performs well. A new Chair brings fresh ideas. An efficient use of time and high quality information is provided.

Smith+Nephew Annual Report 2020	97

Strategy

Audit, Risk and Control continued Compliance & Culture Committee report

At each meeting of the Committee, we continued to note and consider the activities of compliance and enforcement agencies (an important stakeholder of Smith+Nephew) and investigation of any possible improprieties. At every meeting a report on the Quality and Regulatory Affairs (Q/RA) function was provided along with updates of product complaint trends, particular focus was given to topics including the impact of Brexit and the EU MDR framework.

The Conflict Minerals filing was noted and The Modern Slavery Statement was approved. During 2020 management reviewed Smith+Nephew’s partners to ensure they were aligned with our own roadmap for Modern Slavery. An in-depth review of compliance training was also provided. With some employees unable to complete their usual work due to the impact of COVID-19, Smith+Nephew took the opportunity to roll out training to its employees on compliance and Smith+Nephew’s code of conduct.

In addition, our Chief HR Officer was able to share the high level results of the Gallup survey, discussed further on page 28 and the actions from that survey. She also provided an insight into how employees and stakeholders were living the Smith+Nephew culture during COVID-19.

Sustainability has been a focus for the Committee during 2020 and this will continue in 2021 with reporting in-line with the TCFD framework being a focus for 2021 for our Audit Committee. The President of Global Operations, responsible for Sustainability and Director of Sustainability provided updates on the Sustainability Engagement Plan and priorities or areas of focus by investors and customers. The sustainability strategy, including performance against its 2020 targets was also reviewed by the Committee. The impact of COVID-19 had meant some of these targets were yet to be met, but good progress has been made in the last year and monitoring the performance of the sustainability strategy will be an area of focus for the Committee during 2021.

Membership

The Terms of Reference for the Compliance & Culture Committee describe the role and responsibilities of this Committee more fully and can be found on our website at www.smith-nephew.com.

In 2020, we held four meetings. Each meeting was attended by all members of the Committee. The Company Secretary, the Chief Legal & Compliance Officer and the Chief Quality & Regulatory Affairs Officer, Chief HR Officer, President of Global Operations, responsible for Sustainability and Deputy Company Secretary also attended all or part of the meetings by invitation.

The Committee had expected 2020 to be the year that we fully began our journey of listening to the Employee Voice in accordance with the 2018 Code. Though the global pandemic forced us to adapt our plans, our progress continued. We did manage to have one physical Board/employee listening session at our Watford site in February before further global lockdowns. Even though we could not conduct face-to-face Board/employee listening sessions from March 2020, we continued with our programme virtually. Physically meeting people cannot be underestimated, but the virtual setting worked well. We had calls with a number of employees globally in APAC, Germany, EMEA and the US, whilst Vinita Bali held a call with employees across EMEA. Interestingly, the themes from these sessions were consistent and the learnings we have described later in this report.

	Member from	Meetings attended
Marc Owen (Chair)	March 2018	4/4
Vinita Bali[1]	April 2015	4/4
Virginia Bottomley[2]	April 2019	4/4
Angie Risley[3]	8 April 2020	3/3
Bob White[4]	27 July 2020	2/2

1  Vinita Bail retired from the Board and the Committee on 31 December 2020, after 6 years’ service.

2  Virginia Bottomley is due to retire from the Board and the Committee at the Annual General Meeting on 14 April 2021, after 9 years’ service.

3  Angie Risley joined the Committee on 8 April 2020.

4  Bob White joined the Committee on 27 July 2020.

Our virtual Board/ employee listening sessions give us valuable insight into what is important for our employees.” Marc Owen Chair of the Compliance & Culture Committee

98	Smith+Nephew Annual Report 2020

Strategy
Governance

on the business

Oversight of quality
& regulatory matters

Product safety and effectiveness is at the heart of our business. Regulatory authorities across the world enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. During the year, we received summary reports and provided oversight regarding the general quality and regulatory activities of our business. At each meeting, we received a report on quality and regulatory matters from the Chief Quality & Regulatory Affairs Officer.

We reviewed the results of external regulatory inspections and audits conducted by the FDA and other regulatory agencies. We also reviewed results of internal quality audits and key performance metrics associated with critical quality and regulatory compliance processes. We received reports regarding work being undertaken to prepare our manufacturing and design sites for future inspections, and also received updates on the important efforts to ensure compliance with the EU Medical Device Regulation. During the year we also reviewed progress in areas of focus such as vigilance reporting, acquisition integrations, global regulatory agency interactions and improvements to the Global Quality Framework.

Oversight of ethics & compliance

The sustainability of our business depends on ‘Doing the right thing’. During the year, we oversaw the ethics and compliance activities of our business. At each meeting we received a report on ethics and compliance matters from the Chief Legal & Compliance Officer.

We regularly review our compliance programme as it relates to healthcare professionals and third party sellers (such as distributors and sales agents), particularly in higher risk markets. For healthcare professionals, this includes policies, training and certification for employees and sales agents, as well as approval of consulting services and grants and fellowships. For distributors and other high risk third parties, our programme includes screening, contracts with compliance terms, compliance training and certification, site assessments to check compliance controls and monitoring visits to review books and records.

We ensure that comprehensive due diligence is carried out prior to an acquisition and we ensure that following acquisitions new businesses are integrated rapidly into the Smith+Nephew compliance programme.

We oversee the employee compliance training programme, ensuring that all new employees are trained on our Code of Conduct, which sets out our basic legal and ethical principles for conducting business. We also oversee and receive updates on the Company’s Privacy programme.

We are updated on significant calls made to our whistle-blower line, which enables employees and members of the public to contact us anonymously through an independent provider (where allowed by local law) and are updated on allegations of potentially significant improprieties and the Company’s response.

Oversight of culture

During 2020, the Company built on its core purpose of Life Unlimited, and with this, supporting culture pillars of Care, Collaboration and Courage. Together with our new strategic imperatives, these have created greater alignment across our business and stronger understanding by employees of their role in supporting our collective success.

The Internal Audit department will now embed an assessment of culture into its reports as a further input of the Committee.

The Committee was provided with regular updates from the Chief HR Officer throughout 2020 on culture. From Q2 2020, this included updates on the impact of COVID-19 upon our employees, customers and suppliers. The Chief HR Officer outlined the communication methods and messaging used by management to these key stakeholders, who were informed and engaged during this unprecedented time. Live global employee webcasts continued, led by our Chief Executive Officer and members of the executive team, were welcomed by employees. The Committee was given an overview of their content.

Our 2020 Gallup global employee survey results were shared with the Committee. These results, which allow Smith+Nephew to benchmark against similar companies in our industry, showed marked improvement over the previous year indicating improved levels of engagement across the Company.

The Board and management are proud of these results. Together with the Board/employee listening sessions conducted during the year, the survey results give the Committee useful information from the employee perspective. From the Board/employee listening sessions, the Committee concluded that:

– Employees have a strong affinity with the business, Company, purpose and culture pillars.

– Care and Collaboration were well understood but more work could be done on embedding Courage in the organisation.

During the year it became clear that the impact of COVID-19 would result in a ‘new normal’ across our markets and in workplaces worldwide. A specific programme was initiated to determine what this would mean for Smith+Nephew, and the Committee was provided updates on this regularly. This work included requesting feedback from employees on new working practices. The Committee was pleased that 7,000 employees responded to this request.

During the year, the Chief HR Officer also informed the Committee about the expansion of Smith+Nephew’s Inclusion and Diversity strategy, in particular work to acknowledge racial injustice, spurred by events in the US. The Committee received updates on the ‘Standing Together@Smith+Nephew’ programme, which focused on increasing ethnic diversity and leadership training on unconscious bias being addressed through courageous conversations.

For specific issues where employees may not feel comfortable articulating their views we have a whistleblowing policy and confidential line, as discussed above.

The Committee has had good oversight on Culture, and indeed Sustainability during this challenging year. The Board/employee listening sessions have been beneficial for all involved, supported by dialogue between executive management and Committee members. The journey will continue and further progress will be made in 2021.

Smith+Nephew Annual Report 2020	99

Strategy

Audit, Risk and Control continued

Compliance & Culture
Committee report
continued

Sustainability

We regularly review management’s sustainability programme to ensure alignment with our stakeholders’ expectations and monitor management’s actions taken against our targets.

In April, the Committee was updated on Smith+Nephew’s slightly altered products targets:

– We changed 30% recycled content in ‘all’ packaging materials to 30% recycled content in ‘non-sterile’ packaging materials based on the ISO standard for medical device packaging; and

– We added a target around sustainable sourcing. We were also provided with an in-depth comparison of our investor and customer priorities and our strategy and targets and how these are connected.

In October, the Committee reviewed how Smith+Nephew’s sustainability strategy ties into Grow + Together + Effectively through our strategic imperative of Becoming the Best Owner and our culture pillars.

In addition detailed actions taken towards reaching Smith+Nephew’s sustainability targets, an update on a pilot safety programme in Commercial, with highlights/additional actions in progress were also monitored by the Committee during 2020.

Our focus for 2021 will include:

– Widening the programme of Board/employee listening sessions to enable the Board to further monitor and assess the corporate culture in other jurisdictions. Some of the newer Committee members to be involved with such sessions.

– Monitor the actions taken by management following 2020’s Board/employee listening sessions.

– Review further employee feedback gathered through the annual survey and other mechanisms to ensure the Board is aware of employees’ views and any actions required by management from that feedback. Recent survey results are discussed on page 28.

– Continued oversight of the Company’s sustainability programme, including targets and monitor its roll-out to the organisation which was impacted by COVID-19 during 2020.

– Formulate a programme for the Committee and Board to meet and receive direct feedback from our other stakeholders.

– Ensure stakeholder considerations are further embedded into many of the Board’s decisions.

This year was my second report to you as Chair of the Compliance & Culture Committee. Even though our progress was slightly impacted by COVID-19, we’re proud of the work undertaken and the valuable insights shared by our employees. These sessions provided further colour around the Gallup global employee survey and we enjoyed meeting Smith+Nephew’s talent. We hope 2021 will provide an opportunity to continue our work with stakeholders, monitor the impressive work our management team continues to do on culture and oversee the attainment of key milestones with our sustainability programme.

Marc Owen

Chair of the Compliance

& Culture Committee

100	Smith+Nephew Annual Report 2020

Strategy
Governance

	Culture	Quality and Regulatory

– Oversight of our relationship with stakeholders, including the employee voice and sustainability.

– Receiving and assessing regular functional reports and presentations from the Chief Human Resources Officer.

Affairs (Q/RA)
Responsibilities of the Compliance & Culture Committee

– Overseeing the processes by which regulatory and quality risks relating to the Company and its operations are identified and managed.

– Receiving and assessing regular functional reports and presentations from the Chief Quality & Regulatory Affairs Officer.

February – Received an update on the Company’s culture. – Noted updates from the Board/employee listening session held at the Watford, UK site.
Compliance

– Overseeing ethics and compliance programmes, strategies and plans.

– Monitoring ethics and compliance process improvements and enhancements.

– Assessing compliance performance based on monitoring, auditing and internal and external investigations data.

– Reviewing allegations of significant potential compliance issues.

– Receiving reports from the Chief Legal & Compliance Officer.

February – Reviewed Quality & Regulatory report noting status of various Quality and Regulatory metrics and initiatives.
April – Noted impact of COVID-19 on the Company from a cultural perspective.
April – Reviewed Quality & Regulatory report noting status of various quality and regulatory metrics and initiatives including updates on audit results, EU MDR.

July

– Received an update on the Company’s culture including a review of the Engagement Survey results and noted the focus for the next steps.

– Noted the inclusion and diversity strategy.

– Noted the actions taken by management in relation to its stakeholders due to COVID-19, which had been linked back to the Company culture pillars of Care, Collaboration and Courage.

– Received an update on how the Board listening sessions would continue virtually during the COVID-19 pandemic.

July – Reviewed Quality & Regulatory report noting status of various quality and regulatory metrics and initiatives.
February – Approval of the Modern Slavery Statement for the year ended 31 December 2019. – Received a Legal & Compliance Report update.
October – Reviewed the Global Quality & Regulatory report, including an update on the impact of Brexit and the MHRA framework guidance.
April – Noted conflict mineral report. – Received a Legal & Compliance Report update, including a review of the compliance training and new effectiveness measures.

October

– Received Governance update on recent developments likely to impact the work of the Committee noting the increasing focus on culture and purpose, climate change and sustainability and stakeholder engagement.

– Received an update on the Company culture and roadmap.

– Addressed next steps in Company’s employee engagement plan.

– Update on three virtual Board/employee listening sessions with members of the Committee held in Germany, EMEA and APAC.

Sustainability
– Overseeing the sustainability strategy and reviewing targets. – Receiving and assessing regular functional reports from the President Operations & GBS.
July – Received a Legal & Compliance Report update, including a follow up report on the results of the Internal Audit of the Compliance Validation Assignments (CVA) programme.
February – Received an update on the Company’s sustainability framework.
October – Received a Legal & Compliance Report including, update on the progress of the annual code of conduct certification.
April – Received an update on sustainability.
October – Reviewed sustainability strategy, including purpose, vision and metrics.

Other Matters
February – Approved updated Terms of Reference.
July – Noted the appointment of Angie Risley on 8 April 2020 and Bob White on 27 July 2020 to the Committee.

During 2021, we will develop ways of listening to other stakeholders as well as our employees.” Marc Owen Chair of the Compliance & Culture Committee

Smith+Nephew Annual Report 2020	101

Strategy

Stakeholder statement Our approach to stakeholders

Directors’ duties

In accordance with section 172 of the Companies Act 2006 and the UK Corporate Governance Code 2018, the Board considers the potential impact on the Company’s key stakeholders and takes their views and interests into account when making decisions. All Board papers requiring a Board decision include a section discussing the potential impact on our key stakeholders and how that decision links into our business model and strategic imperatives where appropriate. The Board also takes the opportunity to engage with our stakeholders, as appropriate. Whilst this has been challenging during 2020 due to the COVID-19 pandemic, virtual arrangements have been made where possible. Direct engagement with our stakeholders supplements the information provided in formal Board presentations and enriches the context for our decisions.

Investors
Our equity investors are the owners of our business and it is important for us to understand their perspectives on capital allocation and how the Company is run.
Areas of interest – Strategy. – Performance. – Dividend. – Leadership. – Succession planning. – Remuneration.

How we engage

– The Chair and Non-Executive Directors are available to meet with investors physically or virtually on request.

– The Board receives reports on meetings taking place between investors and Board members and also reviews significant changes to the share register at each Board meeting.

– Board members receive regular copies of analyst reports.

– The Chief Executive Officer and Chief Financial Officer meet with investors.

2020 Highlights

– Executive Directors held 81 meetings with investors representing 51.72% of the Company’s Share Capital. 47 of these meetings were held virtually. Main topics for discussion related to performance throughout the COVID-19 pandemic and strategies for recovery.

– Roberto Quarta and Marc Owen met with shareholders. Their discussions included topics such as ESG, culture, product quality, business ethics, cybersecurity, climate change, governance and Board changes. We have seen increased interest from shareholders in stakeholder engagement and Board oversight of such matters.

– Unable to meet retail shareholders at 2020 AGM due to COVID-19 pandemic and therefore provided opportunity for shareholders to submit questions ahead of the meeting, which were addressed in an audio call following the formal meeting.

– We welcomed bond investors as new investors at the time of our bond issue in October 2020. In the lead up to this bond issue, members of management, including the Chief Financial Officer, met virtually with a potential 102 bond investors through 11 group meetings.

– Continued to pay dividends in spite of COVID-19 impact upon our business. Only paid following rigorous stress testing, but considered important to our shareholders, whilst balancing against the needs of all our stakeholders.

2021 Actions

– The Board will continue to be available to meet with shareholders. Please contact the Company Secretary, if you have matters you wish to raise with the Non-Executive team.

– The 2021 Annual General Meeting will be held as a hybrid meeting. Shareholders are discouraged from attending in person due to ongoing concerns around the COVID-19 pandemic, but the meeting will be live streamed, enabling shareholders to attend, vote and ask questions remotely, in-line with the guidance from the FRC and feedback from shareholders.

Shareholder Information

102	Smith+Nephew Annual Report 2020

Strategy
Governance

Employees

Our employees are crucial to the success of the business and many of the key decisions made by the Board have an impact on them. Our fourth strategic imperative is to strengthen talent and capability. It is therefore important for us to understand the employee perspective and take their views into account. We believe that an engaged workforce is better for business.

Areas of interest – Talent. – Engagement with purpose of Life Unlimited and our culture pillars of Care, Collaboration and Courage. – Innovation. – Society and the environment. – Strategy. – Customers.

How we engage

– The Board discusses results and next steps of annual Gallup survey.

– Updates on culture, people, inclusion & diversity at every Compliance & Culture Committee meeting.

– The Board meets with employees on-site visits, or virtually.

– Board/employee listening sessions.

2020 Highlights

– The Board focused on the impact of the COVID-19 pandemic on employees’ safety and wellbeing.

– Board oversight of management’s response to ethnic diversity.

– One physical Board/employee listening session held prior to COVID-19 related restrictions.

– Four further Board/employee listening sessions held virtually.

– Significant improvement in Gallup survey results.

2021 Actions

– Additional Board/employee listening sessions, returning to physical meetings as soon as practicable.

– Continued monitoring of management actions relating to culture, inclusion & diversity, with specific focus on the management response on ethnic diversity.

Compliance & Culture Committee	People

Compliance & Culture Committee page 98	listening sessions give us additional insight into what is happening in the Company and adds a new perspective to the Board presentations.” Culture Committee
Engaging with our Employees » Compliance & Culture Committee page 98 » People page 28

In February, Marc Owen visited our Head Office in Watford, UK and met with a number of employees. He discussed the Company purpose with employees and listened to how the three culture pillars were embedded. He also toured our Expert Connect Centre, where we train surgeons and sat in on a number of customer service calls.

Due to the COVID-19 pandemic, we held virtual Board/employee listening sessions. Marc Owen hosted virtual meetings with employees across the APAC region and from the DACH (Germany, Austria, Switzerland) region.

Vinita Bali also hosted a virtual session with EMEA employees.

In each of these sessions, employees were interested to learn about the role of the Board and to talk about the issues, which interested them including: inclusion & diversity; and the impact of COVID-19.

Marc Owen hosted a virtual session with employees in Memphis, where the main focus was on our Standing Together initiative.

These discussions give the Board greater insight into what is happening in the Company, a hands-on understanding as to how well the culture pillars,

particularly Care and Collaboration, are being embedded across the organisation and gives us the employee context for when we later make decisions which will impact our employees. These discussions have not led to specific decisions at Board level, but have added a new perspective to our discussions and highlighted the need for increased focus on the culture pillar of Courage. In addition, it has provided an opportunity for our employees to better understand the role of the Board and reinforces the Board’s commitment to our culture pillars and connects the Board directly with our employees and what is important to them.

Board/employee
listening sessions give
us additional insight
into what is happening
in the Company and
adds a new perspective
to the Board
presentations.”

Marc Owen

Chair of Compliance &
Culture Committee

Smith+Nephew Annual Report 2020	103

Strategy

employees was our utmost priority. Safe working practices were immediately implemented in our factories and our offices switched to predominantly home based working.

customers and patients. Our factory in Hull worked on the ventilator project and pioneered the Bump system whilst our factory in Memphis made face shields.

We chose not to lay off or furlough any employees. Instead, we provided paid leave for employees who are registered healthcare professionals to volunteer their time in healthcare systems across the world, whilst others were focused on training shareholders, we maintained our dividend payment whilst suspending the small buy-back programme to retain cash. We also strengthened our balance sheet by making our first bond issue.

needed our suppliers to ensure that relationships were maintained throughout the crisis.

to the COVID-19 pandemic
has been to put our
stakeholders first.”

Chair

Stakeholder statement continued
Customers and suppliers

Our business model creates value through customer centricity. The better we understand the needs of our customers, the better we are able to serve them and this helps to grow our business. Working in partnership with our suppliers ensures we have the right resources to support this growth.

Areas of interest

– Acting in partnership together, supporting their needs and responding to their requirements.

– Acting ethically and fairly.

– Ensuring product quality, compliant with regulations.

– Prompt and fair payment.

How we engage

– Updates on product quality, regulatory matters and complaints.

– Updates on ethical and compliance matters and complaints.

– The Board meets with key customers such as surgeons and leading hospital administrators during site visits and virtually.

– The Board receives regular updates on supplier and customer relationships.

– Individual Board members accompany sales representatives visiting customers.

2020 Highlights

– The Board and Audit Committee received updates on Brexit and management plans to ensure as smooth a transition as possible.

– The Compliance & Culture Committee received regular reports on the transition to EU MDR, effective 26 May 2021.

– The Board met with a leading robotics surgeon as part of an R&D presentation on our new CORI platform.

– Site visits and accompanying sales representatives have generally not been possible during 2020.

– In January 2020 Marc Owen spent a day with a Sports Medicine sales representative in Los Angeles.

– The Compliance & Culture Committee received regular reports on how customers were being communicated with during the COVID-19 pandemic.

– The Board was made aware by management that suppliers’ payments would not be delayed during the COVID-19 pandemic.

2021 Actions

– Board will meet with more surgeons and hospitals, when physical meetings are again possible.

– Board members will resume programme of spending time with sales representatives in the field.

Compliance & Culture Committee

Our response to COVID-19

At the beginning of the COVID-19 pandemic, the Board discussed our response. We were clear that putting our stakeholders first would ensure that we got through the crisis together:

– The health and safety of our employees was our utmost priority. Safe working practices were immediately implemented in our factories and our offices switched to predominantly home based working.

– We wanted to play our part to support the fight against COVID-19 to support our customers and patients. Our factory in Hull worked on the ventilator project and pioneered the Bump system whilst our factory in Memphis made face shields.

– We chose not to lay off or furlough any employees. Instead, we provided paid leave for employees who are registered healthcare professionals to volunteer their time in healthcare systems across the world, whilst others were focused on training and medical education to prepare for recovery.

– Mindful of our shareholders, we maintained our dividend payment whilst suspending the small buy-back programme to retain cash. We also strengthened our balance sheet by making our first bond issue.

– We worked with and supported if needed our suppliers to ensure that relationships were maintained throughout the crisis.

The Board believes that by
ocusing on the needs of our
stakeholders during the crisis,
we have put the Company in
the best position for all of
us to succeed after the
pandemic passes.

From day one, our response
to the COVID-19 pandemic
has been to put our
stakeholders first.”

Roberto Quarta
Chair

» You can read about these actions in more detail on pages 10-13

104	Smith+Nephew Annual Report 2020

Strategy
Governance

Governments and regulators

We are subject to the laws and regulations of many governments and regulators across the world and understanding their requirements is important for us to ensure not only product safety and compliance with relevant legislation, but in-line with our first strategic imperative to achieve the full potential of our portfolio.

Areas of interest – Product safety. – Compliance with local legal regulatory requirements. – Competition issues. – Social and economic concerns.

How we engage

– Management is responsible for ensuring compliance with applicable laws and regulations and direct engagement between the Board and our regulators is therefore not always appropriate.

– Updates on product quality, regulatory matters and complaints at every Compliance & Culture Committee meeting.

– Updates on ethical and compliance matters and complaints at every Compliance & Culture Committee meeting.

– The Chief Executive Officer met with the UK government and regulators.

2020 Highlights

– Marc Owen participated in a Financial Reporting Council Research Project into approaches to workplace engagement.

– Roberto Quarta participated in a Financial Reporting Council Research Project into Boardroom Dynamics.

– The Board considered the recommendations of the Financial Reporting Council on Annual General Meetings and decided to hold the 2021 meeting as a hybrid meeting.

– The Board supported management’s decision to work with the UK government developing ventilators for patients with COVID-19.

– The Board were regularly updated on the impact of Brexit upon Smith+Nephew’s regulators and notified bodies.

2021 Actions

– The Board and the Compliance & Culture Committee will continue to maintain oversight of all matters pertaining to the Company’s relationship with governments and regulators across the world through regular updates.

Quality & Regulatory

Further information about our relationship with other stakeholders including the local communities in which we operate and our impact on the environment and the impact of climate change on our business can be found in our Sustainability Report and on pages 24–27. The Compliance & Culture Committee regularly receives updates on our sustainability programme and our progress towards the achievement of our 2030 sustainability goals.

The Directors’ Report prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules comprising pages 1-137 and 227-241, was approved by the Board on 18 February 2021.

Susan Swabey

Company Secretary

Smith+Nephew Annual Report 2020	105

Strategy

Remuneration Directors’ Remuneration report

second half. Trading profit was $683 million, down -42%.

The impact of COVID-19 was most pronounced on our Orthopaedic Reconstruction, Sports Medicine and ENT businesses, driven by lower levels of elective surgery. Our Advanced Wound Management and Trauma businesses remained more resilient. Overall, revenue from our Orthopaedics franchise declined -13.7%, Sports Medicine & ENT was down -13.2% and AWM down -5.1% on a reported basis.

Across the year, the US, our largest market globally, was down -8.3%. Emerging Markets revenue was down -19.4%.

While the COVID-19 pandemic was a headwind through the year, the resilience of our business, and the strength of our balance sheet means that we’re able to maintain our progressive dividend policy.

Performance against targets

We approved the financial targets for the performance conditions for both the Annual Bonus Plan 2020 and the Performance Share Plan 2020 in February before the full global impact of the COVID-19 pandemic was realised and inevitably our financial performance has fallen well behind these targets. The Remuneration Committee monitored performance against these targets and also against the targets under the 2018 Performance Share Programme throughout the year. Aligning pay for performance is an important principle in our remuneration strategy and the Remuneration Committee therefore agreed that it would not be appropriate to adjust these targets to reflect the significantly changed market conditions.

Annual Bonus Plan

Therefore, under the Annual Bonus Plan 2020, the financial targets remained as determined in February 2020. Both revenue growth and trading profit margin were below these targets and therefore there was no payout in respect of the financial targets under this plan.

The Remuneration Committee reviewed the performance of the Executive Directors against their individual business objectives. We concluded that both Roland Diggelmann and Anne-Françoise Nesmes had performed against these individual business objectives, receiving an “achieved” rating. In spite of the significant challenges to the business during the year, our Executive Directors have focused the Company on preparations

Membership

Dear Shareholder,

2020 was an extraordinary year for us all. Elsewhere in this Annual Report, you will read about the impact that the COVID-19 pandemic had on our business during 2020 and how management and the Board responded to that impact, placing our employees and other stakeholders at the heart of that response. The Remuneration Committee has been hugely impressed by the extraordinary efforts made by employees and management alike across the organisation. These efforts have focused primarily on the safety of our employees and our customers and also ensured that the Company is ready for the recovery when it comes.

During the year, the Remuneration Committee focused on implementing the Remuneration Policy approved by over 97% of the shareholders who voted at the 2020 Annual General Meeting, whilst considering how the pay of our Executive Directors and other employees would be impacted by the business performance as a result of the impact of COVID-19.

We give a warm welcome to Anne-Françoise Nesmes, our new Chief Financial Officer, who joined us in July 2020 and is already making a positive impact.

Review of 2020 Performance

During the year, the Company performed significantly below our expectations at the beginning of the year. Full year revenue was $4.6 billion, which was down -11.2% on a reported basis, reflecting the impact of COVID-19 on our business through the year, with a significant recovery in the

	Member from	Meetings attended
Angie Risley (Chair)	September 2017	6/6
Vinita Bali[1]	April 2015	6/6
Virginia Bottomley[2]	April 2014	6/6
Robin Freestone	September 2015	6/6
Roberto Quarta	April 2014	6/6
Bob White[3]	28 July 2020	3/3

1  Vinita Bali retired from the Board and the Committee on 31 December 2020.

2  Virginia Bottomley will retire from the Board and the Committee at the Annual General Meeting on 14 April 2021.

3  Bob White joined the Committee on 28 July 2020.

We are hugely impressed by the extraordinary efforts made by employees and management alike across the organisation.” Angie Risley Chair of the Remuneration Committee

106	Smith+Nephew Annual Report 2020

Strategy
Governance

for post-COVID-19 recovery, they have placed the wellbeing of our employees at the heart of their decisions and focused on the interests of all our stakeholders. We have seen significantly improved results in response to our annual employee survey and during the pandemic, our employees have supported customers, patients and suppliers. We have also strengthened our balance sheet through our bond issue and have continued to pay dividends throughout 2020. In a normal year, performance such as this against these business objectives would lead to comparable payouts.

However, the Remuneration Committee did not consider, in a year when performance against the financial targets has not been met, that our Executive Directors should receive a bonus pay-out for their business objectives. Roland Diggelmann and Anne-Françoise Nesmes will therefore receive no bonus payout in either cash or shares in respect of 2020. This decision does not reflect our recognition of their leadership and strong focus on preparing the business for the recovery, but acknowledges the need for their pay to align with the financial experience of our investors and other stakeholders.

The targets for the 2021 Annual Bonus Plan have been determined by reference to expectations for our performance in 2021.

Performance Share Programme

Similarly, the Remuneration Committee reviewed performance over the past three years against the targets determined in 2018 for the Performance Share Programme and determined that these awards should vest at 47%. This reflects the performance against the targets over the three-year period from 1 January 2018. Neither Roland Diggelmann nor Anne-Françoise Nesmes was employed by the Company in an executive role in 2018 and therefore they did not hold these awards.

Going forward, we recognise that the business performance in 2020 will impact performance against the targets under the 2019 and 2020 Performance Share Awards. In-line with our approach this year, we will not make any adjustment to these targets when considering the vesting of these awards in future years.

In early 2021, the Remuneration Committee considered the performance framework for the Performance Share Programme (PSP) awards due to be made in 2021. The Committee was satisfied that the existing measures – indexed TSR, return on invested capital, sales growth and cumulative free cash flow – remain appropriate, and is not proposing any change to these. However, the Committee considers that with COVID-19 continuing to cause significant disruption and uncertainty to our business forecasts, it is impractical at this time to set meaningful and robust performance targets until there is more clarity externally. The risk of setting targets which, with subsequent hindsight, are either unrealistic or insufficiently stretching is material. As such, the Committee is proposing to delay granting the 2021 PSP awards for a period of up to 3 months in order that we can have a much clearer understanding of how COVID-19 will impact our business over 2021–23. This will enable a more rigorous target-setting process to be performed.

We recognise that this means that shareholders will be voting on the 2020 Remuneration Report without the benefit of seeing these targets, but we firmly believe that this approach is in the best interests of all stakeholders, helping to ensure we have stretching, but realistic, three-year business targets in place. Disclosure of the targets will be provided to shareholders at the point the awards are made later in 2021.

Appointment of Anne-Françoise Nesmes as Chief Financial Officer

The Remuneration Committee approved the remuneration arrangements for Anne-Françoise Nesmes, who joined the Company as Chief Financial Officer in July 2020. Her remuneration arrangements are in-line with the Remuneration Policy approved by shareholders in April 2020 and no buy-out awards were required at the time of her appointment.

The wider workforce

The Remuneration Committee maintains oversight of the pay arrangements for the wider workforce and has been very pleased that no employees were laid off or placed on furlough as a result of the pandemic. We have learned about the special efforts made by many of our employees during the pandemic, either working in our factories or volunteering to support health systems across the world. In-line with the provisions of the UK Corporate Governance Code, we continue to expand the amount of information with which we are presented in this area, both in terms of the pay frameworks in place throughout our organisation, and also wider employment conditions and other factors of interest.

We have reviewed the gender pay ratio and are delighted to note that we continue to make positive progress year-on-year, partly as a result of the new initiatives focusing on inclusion and diversity, described more fully on pages 32 and 33. The Board and the Remuneration Committee have monitored these initiatives throughout the year.

Angie Risley

Chair of the Remuneration Committee

Looking forward – Remuneration
Committee’s focus for 2021

During 2021, the Remuneration Committee intends to:

– Determine meaningful targets for the 2021 Performance Share Programme awards.

– Continue to monitor business performance against the targets under our incentive plans to ensure they remain fit for purpose in a changing business environment.

– Continue to oversee remuneration arrangements across the Company as a whole, monitoring wider employee pay initiatives and our gender pay performance.

Smith+Nephew Annual Report 2020	107

Strategy

Remuneration continued Directors’ Remuneration report continued	Measures in our variable pay plans
Performance measures in Annual Bonus Plan for 2021
	Revenue (40%)	Top-line growth is essential for continued progress and long-term value creation.
	Trading Margin (40%)	Trading margin focuses on profit and removes volatility.
	Business Objectives (20%)	Individual business objectives linked to the strategic imperatives to ensure alignment across the Company.
Performance measures in our Performance Share Programme for 2021
Revenue Growth (25%)

Top-line growth leading to value creation is a key goal for Smith+Nephew over the next three to five years.

Winning market shares is important to create a competitive advantage for Smith+Nephew in driving growth.

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

The first part of the Report (pages 106–127) is the annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 14 April 2021. The Implementation Report explains how the Remuneration Policy was implemented during 2020.

The second part of the Report (pages 128–137) is the Directors’ Remuneration Policy Report (the Policy Report) which was approved by shareholders at the Annual General Meeting on 9 April 2020. This Policy Report describes our Remuneration Policy as it relates to the Directors of the Company. All payments we make in relation to Directors of the Company will be in accordance with this Remuneration Policy. This Policy remains unchanged in 2021 and it is intended that it will next be put to shareholders’ vote at the Annual General Meeting to be held in 2023.

108	Smith+Nephew Annual Report 2020

Strategy
Governance

fwww.smith-nephew.com

Remuneration
implementation
report

The Remuneration Committee presents the Annual Report on Remuneration (the Implementation Report) which will be put to shareholders for an advisory vote at the Annual General Meeting to be held on 14 April 2021. The Terms of Reference of the Remuneration Committee describe our role and responsibilities more fully and can be found on our website:
www.smith-nephew.com

Work of the Remuneration
Committee in 2020

In 2020, we held six meetings and determined two further matters by written resolution. Each meeting was attended by all members of the Committee. The Chief Executive Officer and the Chief Human Resources Officer, key members of the finance function and the Company Secretary also attended all or part of some of the meetings, except when their own remuneration was being discussed. We also met with the independent remuneration consultants, Deloitte LLP (Deloitte), the remuneration advisors to the Committee.

Since the year end, we have also reviewed the financial results for 2020 against the targets under the short-term and long-term incentive arrangements jointly with the Audit Committee, and have agreed the targets for the Annual Bonus Plan 2021.

We have also determined that there will be no base salary increases for Executive Directors and Executive Officers in April 2021 and that there will be no payment to Executive Directors under the 2020 Annual Bonus Plan. We have determined the vesting under the Performance Share Plan 2018 and considered the impact of COVID-19 on the total remuneration of our Executive Directors and Executive Officers, putting in place measures to continue to motivate and retain our Executive Officers. Finally, we approved the wording of the Directors’ Remuneration Report.

Independent Remuneration
Committee advisors

During the year, the Committee received information and advice from Deloitte. Deloitte is a global firm, which provides many services to the Company, including tax and consultancy services. Deloitte was appointed by the Committee following a full tender process in 2018 to provide remuneration advice to the Committee, independent from management.

During the year, Deloitte provided advice on market trends and remuneration issues in general, attended Committee meetings, assisted in the review of the Directors’ Remuneration report, undertook calculations relating to the TSR performance conditions and advised on annual bonus reviews impacted by COVID-19.

The fees paid to Deloitte for advice to the Committee during 2020, charged on a time and expense basis, were £103,225 ($132,374). Deloitte complies with the Code of Conduct in relation to Executive Remuneration Consulting in the United Kingdom and the Committee is satisfied that their advice is objective and independent. In addition Willis Towers Watson also provided advice to the Committee around the measures used as part of the Performance Share and Annual Bonus Programme to understand the probability of achievement of the five financial metrics, being ‘Revenue’ and ‘Trading Margin’ metrics for the Annual Bonus Plan and ‘Revenue growth’, ‘ROIC’ and ‘Cumulative FCF’ for the Performance Share Plan, the fee for which was £23,000 ($29,495).

Smith+Nephew Annual Report 2020	109

Strategy

Remuneration continued Responsibilities of the Remuneration Committee	Determination of Remuneration Policy and packages continued	Reporting and engagement with shareholders on remuneration matters
	July – Reviewed the schedule of plans and targets for awards. – Noted share awards made to senior executives. – Reviewed Remuneration Strategy for Executive Officers and senior executives.	– Approval of the Directors’ Remuneration report ensuring compliance with related governance provisions. – Continuation of constructive engagement on remuneration matters with shareholders.

Determination of Remuneration Policy and packages

September

– Reviewed the 2020 Remuneration Strategy for direct reports to the Chief Executive Officer.

– Reviewed schedule of plans and targets.

– Noted sign-on share awards and share awards made to senior executives.

Early February – Reviewed draft Remuneration report.

– Determination of Remuneration Policy for Executive Directors, Executive Officers and senior executives.

– Approval of individual remuneration packages for Executive Directors and Executive Officers, at least annually, and any major changes to individual packages throughout the year.

– Consideration of remuneration policies and practices across the Group in particular relating to CEO Pay Ratio and Gender Pay.

– Approval of appropriate performance measures for short-term and long-term incentive plans for Executive Directors, Executive Officers and senior executives.

– Determination of pay-outs under short-term and long-term incentive plans for Executive Directors, Executive Officers and senior executives.

Late February – Approved Remuneration report.

July – Reviewed matters arising from Annual General Meeting and proposals for Investor engagement. – Update on the development of a dashboard.

November

– Reviewed the 2020 Remuneration Strategy for direct reports to the Chief Executive Officer.

– Reviewed and approved objective measures for senior executives.

– Reviewed the schedule of plans and targets.

– Noted sign-on share awards and share awards made to senior executives and employees.

November – Considered and approved proposal for shareholder engagement programme.

Other matters
Early February – Audit Committee in attendance to answer questions related to audited numbers and provide assurance. – Approved Terms of Reference.

Oversight of all Company Share Plans
– Determination of the use of long-term incentive plans and overseeing the use of shares in executive and all employee plans.

Early February

– Approved quantum of cash payments and awards to Executive Directors and Executive Officers under the Annual Incentive Plan, the Equity Incentive Programme and Performance Share Programme.

– Agreed the targets for the short-term and long-term incentive plans for 2020.

– Approved salary increases for 2020.

– Reviewed the schedule of plans and targets made in 2017, 2018, 2019 and to be made in 2020.

– Considered and approved remuneration arrangements for the Chief Financial Officer, subject to shareholders approval of Remuneration Policy.

– Reviewed and approved remuneration arrangements for Executive Directors and Executive Officers in 2020.

– Noted the Gender Pay Gap and CEO Pay Ratio figures.

– Approved retention awards for Executive Officers.

– Reviewed and approved the proposed 2020 business plan for the Committee.

– Reviewed and approved Chair of the Board and Company Secretary’s pay.

Early February

– Reviewed and approved the rules of the Global Share Plan 2020 and Deferred Share Bonus Plan 2020.

– Monitored adherence to shareholding guidelines for Executive Directors, Executive Officers and senior executives.

July

– Monitored adherence to shareholding guidelines for Executive Directors, Executive Officers and senior executives.

– Approved rules of the Deferred Bonus Plan 2020.

– Monitored dilution limits and the number of shares available for use in respect of discretionary and all-employee share plans.

– Approved shareholding guidelines for Executive Directors, Executive Officers and senior executives.

We seek to align pay with financial performance.” Angie Risley Chair of the Remuneration Committee

Late February – Reviewed Executive Incentive Arrangements for Executive Officers and senior executives.

April – Reviewed and approved Executive Incentive Arrangements for 2021 for Executive Officers and senior executives.

110	Smith+Nephew Annual Report 2020

Strategy
Governance

Single total figure on remuneration

The amounts for 2020 have been converted into US$ for ease of comparability using the exchange rates of £ to US$1.28238 and CHF to US$1.065417 (2019: £ to US$1.2757 and CHF to US$1.0063).

	Roland Diggelmann Appointed 1 November 2019		Anne-Françoise Nesmes Appointed 27 July 2020		Graham Baker Appointed 1 March 2017 (resigned from the Board 9 April 2020)
	2020	2019	2020	2019	2020	2019
Fixed pay
Base salary	$1,470,275	$231,449	$324,211	–	$217,644	$707,252
Pension payments	$176,433	$27,775	$38,905	–	$39,367	$217,014
Taxable benefits	$51,065	$6,590	$6,942	–	$9,296	$29,869
Annual variable pay
Annual Incentive Plan/Annual Bonus Plan – cash element	–	–	–	–	–	$726,646
Hybrid
Annual Incentive Plan/Annual Bonus Plan – equity element	–	–	–	–	–	$353,627
Long-term variable pay
Performance Share Programme	–	–	–	–	–	$816,640
Total	$1,697,773	$265,814	$370,058	–	$266,307	$2,851,048

Base salary	the actual salary receivable for the year.
Pension payments	the value of the salary supplement in lieu of pension or contribution to any pension scheme made by the Company.
Taxable benefits	the gross value of all taxable benefits (or benefits that would be taxable in the UK) received in the year.
Annual Incentive Plan – cash element/Annual Bonus Plan	the value of the cash incentive payable for performance in respect of the relevant financial year.
Annual Incentive Plan – equity element/Annual Bonus Plan	the value of the equity element awarded in respect of performance in the relevant financial year, but subject to an ongoing performance test as described on page 113 of this report.
Performance Share Programme

the value of shares vesting that were subject to performance over the three-year period ending on 31 December in the relevant financial year. For awards vesting in early 2021 this is based on an estimated share price of 1,487.50p per share, which was the average price of a share over the last quarter of 2020. The amount of this award that will be attributable to share price increase from the date of grant to 1,487.50p per share was £66,369 for Namal Nawana.

The value of the 2017 share awards that vested in 2020 have now been restated. Graham Baker’s 2017 Performance Share Programme vested on 9 March 2020, the actual vesting share price was 1,576.22p per share. His total Performance Share Programme received for 2019 is restated as $816,640 using the 2019 £:US$ exchange rate of US$1.2757 for that calculation. Under the Global Share Plan 2010 rules good leavers vest a week earlier than employees. Therefore, Olivier Bohuon’s 2017 Performance Share Programme vested on 3 March 2020, the actual vesting share price was 1,797.50p per share. His total Performance Share Programme remuneration received for 2019 is restated as $1,130,232, using the same 2019 £:US$ exchange rate.

Total	the sum of the above elements.

All data is presented in our reporting currency of US Dollars (USD). Amounts for Roland Diggelmann have been converted from Swiss Francs and from GBP for Anne-Françoise Nesmes and Graham Baker using average exchange rates. Given currency movements in 2020, this may give the impression of changes that are misleading. Data is presented in local currency in the subsequent sections in the interests of full transparency.

Smith+Nephew Annual Report 2020	111

Strategy

Remuneration continued

Remuneration implementation report continued

Fixed pay

Base salary

Executive base salaries are usually reviewed in February each year, with any changes to take effect from 1 April. It was agreed upon Roland Diggelmann’s appointment as Chief Executive Officer on 1 November 2019 that his base salary would be CHF1,380,000 and no review of that base salary would take place until 2021.

Graham Baker’s base salary increased by 2% to £568,277 with effect from 1 April 2020. He resigned from the Company on 30 April 2020.

Anne-Françoise Nesmes was appointed Chief Financial Officer on 27 July 2020 and received a base salary of £580,000.

In February 2021, we reviewed the base salaries of the Executive Directors, and determined that there would be no change to their base salaries. This decision aligns to our approach across the entire Company, except for employees in lower paid roles, China and certain countries, where statutory increases are mandatory. These employees will receive salary increases in line with local rates of inflation.

Pension payments

Roland Diggelmann participates in the Swiss Profond pension plan. He is employed under a Swiss contract, which is where he is domiciled. During 2020, total Company pension contributions for Roland amounted to CHF165,600, which is equivalent to 12% of his base salary.

Anne-Françoise Nesmes receives a salary supplement of 12% of basic salary to apply towards her retirement savings, in lieu of membership of one of the Company’s pension schemes. This is in-line with the pension arrangement for the wider UK workforce.

Graham Baker received a salary supplement of 20% of his basic salary, which totalled £30,698 between 1 January 2020 and 9 April 2020 when he was a member of the Board.

Benefits

In 2020, our Executive Directors, Roland Diggelmann, Anne-Françoise Nesmes (and Graham Baker for the period he served during 2020) received death in service cover of seven-times basic salary, of which four-times salary is payable as a lump sum, with the balance used to provide for any spouse and dependent persons. Each Executive Director received health cover for themselves and their families, a car allowance and financial consultancy advice. The same arrangements will apply in 2021 for Roland Diggelmann and Anne-Françoise Nesmes. The following table summarises the value of benefits in respect of 2019 and 2020.

	Roland Diggelmann		Anne-Françoise Nesmes Appointed 27 July 2020		Graham Baker Resigned on 9 April 2020
	2020	2019	2020	2019	2020	2019
Health cover	CHF6,893	CHF1,149	£444	–	£356	£1,318
Car and fuel allowance	CHF32,400	CHF5,400	£4,969	–	£5,915	£21,052
Financial consultancy advice	£7,175	–	–	–	£978	£1,044

112	Smith+Nephew Annual Report 2020

Strategy
Governance

Annual incentives

Annual Bonus Plan 2020

Following the approval of the Remuneration Policy at the 2020 Annual General Meeting, the maximum opportunity under the Annual Bonus Plan for Executive Directors is 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award is paid in cash and 50% is deferred into shares which will vest after three years.

The performance measures and weightings which applied to the Annual Bonus Plan 2020 were as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading Margin	40%	12.8%	43%	86%
Business Objectives	20%	6.4%	21.5%	43%

The 2020 targets for revenue and trading margin are shown below and were determined in February 2020 prior to the point at which the COVID-19 virus became a pandemic, affecting our global business:

	Threshold	Target	Maximum	Actual[1]
Revenue	$5,279m	$5,436m	$5,592m	$4,590m
Trading Margin	22.5%	23%	23.8%	14.9%

1  At constant exchange rates. See page 222.

The revenue target for 2020 was set by reference to our expectations for growth for the year at the beginning of 2020. Threshold was set at 3 percentage points below target and maximum was set at 3 percentage points above target.

The trading margin target was set by reference to our expectations for growth for the year. Threshold was set at 50bps below target and maximum was set 80bps above target.

Accordingly, the following amounts have been earned by Roland Diggelmann and Anne-Françoise Nesmes for 2020 under the Annual Incentive Plan in respect of their financial objectives.

Roland Diggelmann	CHF 0
Anne-Françoise Nesmes	£0

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered that this performance fairly represented the overall financial performance during the year.

Business Objectives

In determining performance against the Business Objectives, the Executive Directors have been assessed on the same basis as applies to all employees across the Group using a four-point rating scale reflecting both what has been achieved and how it has been achieved. At the beginning of the year, specific business objectives were determined relating to achievement of the corporate strategy. For 2020, these objectives were Growth, People and Business processes as in 2019. Performance against these business objectives was considered alongside consideration of how the Executive Director performed in respect of our culture pillars of Care, Collaboration and Courage. This includes consideration of performance against sustainability, compliance and quality metrics. Their overall performance has been assessed according to the extent to which the Executive Directors have met the expectations of the Board. The 20% of the Annual Bonus Plan which is attributable to Business Objectives will be paid out as follows:

Performance	% of base salary
Below expectations	Nil
Partially met expectations	6.4%
In-line with expectations	21.5%
Above expectations	43%

Smith+Nephew Annual Report 2020	113

Strategy

Remuneration continued

Remuneration implementation report continued

Annual incentives continued

When setting business objectives for the upcoming year, the Board looks not only at the expected financial performance for the year, but also at the actions it expects the Executive Directors to carry out in the year to build a solid foundation for financial performance over the longer term. In reviewing performance against these objectives at the end of the year, the Board is mindful that there is not always a necessary correlation between financial performance and the achievement of business objectives. The table below sets out how Roland Diggelmann and Anne-Françoise Nesmes have performed against the business objectives of Growth, People and Business Processes.

Roland Diggelmann	Anne-Françoise Nesmes
Growth

– Against target to lead execution of New Product Development programme from ideation to successful full commercial launch achieved significant new launches in orthopaedics (OR30◊ Dual Mobility Hip), robotics (CORI◊), enabling technologies (INTELLIO◊), sports medicine (HEALICOIL◊ Knotless) and ENT (Tula◊).

– Against target to deliver and integrate acquisitions to capture valuable technology achieved acquisitions in high growth segments of extremities (Integra’s Extremities Orthopaedics business), ENT (Tusker) and ASCs (multiple acquisitions supporting launch of Positive Connections programme and ARIA◊ platform).

– Against target to build understanding of customer base, portfolio and segmentation achieved a strong understanding of our customer base, our business, our product portfolio and our acquisition strategy.

People

– Against target of embedding culture pillars and purpose, and improving employee engagement as measured by the Gallup Q12, increased cadence of employee communication, including virtual town halls, and exceeded target for both participation and engagement in annual employee survey.

– Against target to build a high performance executive management team that models the culture and demonstrates proven business results successfully filled open Chief Financial Officer and President EMEA positions.

– Against target to drive increased gender diversity increased female representation in senior management positions at Vice-President and above by 7% and reduced attrition.

– Against target to build understanding of and relationships with business, including Executive Committee, Board and senior leaders completed in-depth induction plan and achieved positive feedback.

– Against target to assess Finance and IT function to support business most effectively completed review, identified actions and filled open position in leadership team.

– Against target to define strategy for Finance along with 2021 priorities achieved overall vision for the function and defined strategic priorities.

Business process

– Against target to simplify our organisation and end-to-end processes initiated New Normal programme to respond to changed employee and customer expectations; continued operations and commercial excellence programme to improve efficiency, delivering to plan in 2020; and significantly enhanced sales force effectiveness training utilising downtime during lockdown; recruited new medical education leader and significantly increased training provision through deployment of digital tools.

– Against target to uphold the highest standards of quality and compliance optimised regulatory frameworks and deployed enhanced processes and technology; enhanced compliance programme by implementing new systems, simplified processes and adapted monitoring to address new risks caused by the pandemic.

– Against delivering the long-term sustainability strategy targets, progress has been made in sourcing renewable electricity and zero waste to landfill at our largest sites in the US; on track with recyclable and responsible sourcing packaging milestones, with product donations and volunteering held back by COVID-19 impact.

– Against target to ensure 2021 budget reflects COVID-19 related business uncertainty achieved fiscal planning with agreement from Executive Committee and Board.

– Against target to launch Group’s debut bond, secured $1 billion bond issue providing attractive long-term funding to invest in delivering strategic imperatives.

This resulted in a calculated bonus achievement of 23% of salary in respect of Roland Diggelmann.	This resulted in a calculated bonus achievement of 20% of salary in respect of Anne-Françoise Nesmes.

However, the Remuneration Committee have determined that in a year when performance against the financial targets has not been met, it would be inappropriate to pay our Executive Directors a bonus in respect of their business objectives, notwithstanding the work they both did in 2020 to prepare the Company for recovery post-COVID-19 and their focus on our employees, customers, investors and other stakeholders. Therefore, no annual bonus will be paid to the Executive Directors in respect of 2020.

114	Smith+Nephew Annual Report 2020

Strategy
Governance

Annual Bonus Plan 2021

The maximum opportunity under the Annual Bonus Plan for Executive Directors will be 215% of base salary, subject to satisfactory performance against the performance measures detailed below. 50% of the award will be paid in cash and 50% will be deferred into shares which will vest after three years and which will be subject to a further two-year holding period.

The performance measures and weightings which apply to the Annual Bonus Plan 2021 are as follows:

	Weighting	Threshold as a percentage of salary	Target as a percentage of salary	Maximum as a percentage of salary
Revenue	40%	12.8%	43%	86%
Trading Margin	40%	12.8%	43%	86%
Business Objectives	20%	6.4%	21.5%	43%

For reasons of commercial sensitivity, we are unable to disclose the precise targets for revenue and trading margin for 2021 now, but they will be disclosed retrospectively in the 2021 Annual Report, when performance against those targets are determined.

The revenue target for 2021 is set by reference to our expectations for growth for the year. Due to the uncertainty caused by the impact of COVID-19 we have set a wider vesting range than previous years. Threshold is set at 8 percentage points below target and maximum is set at 8 percentage points above target.

The trading margin target is set by reference to our expectations for growth for the year. Threshold is set at 140bps below target and maximum is set 120bps above target.

In determining performance against the Business Objectives, the Executive Directors will be assessed on the same basis as applies to all employees across the Group using a four-point rating scale reflecting both what has been achieved and how it has been achieved. At the beginning of the year, specific business objectives are determined relating to achievement of the corporate strategy. For 2021, these objectives will be Growth, People and Business processes as in 2020. Performance against these business objectives will be considered alongside consideration of how the Executive Director performed in respect of our culture pillars of Care, Collaboration and Courage. This includes consideration of performance against sustainability, compliance and quality metrics. Their overall performance will be assessed according to the extent to which the Executive Director has met the expectations of the Board and the 20% of the Annual Bonus Plan which is attributable to Business Objectives will be paid out as follows:

Performance	% of base salary
Below expectations	Nil
Partially met expectations	6.4%
In-line with expectations	21.5%
Above expectations	43%

Smith+Nephew Annual Report 2020	115

Strategy

Remuneration continued

Remuneration implementation report continued

Long-term incentives

Performance Share Programme

Performance Share Programme 2018

Since the end of the year, the Committee has reviewed the vesting of conditional awards made to former Executive Directors in 2018 under the Global Share Plan 2010. Neither of the existing Executive Directors were employed as Executive Directors when the awards were made in 2018. Vesting of the conditional awards made in 2018 was subject to performance conditions based on equal weighting of 25% TSR, global revenue growth, cumulative free cash flow and return on invested capital measured over a three-year period commencing 1 January 2018.

25% of the award was based on the Company’s TSR relative to two equally weighted peer groups against which the Company’s TSR performance was measured and defined at the start of each performance period (in this case 1 January 2018) based on constituents of the following:

–  A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising medical devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). Against this peer group, the Company was 36th in a peer group of 39. Therefore there was 0% payout against this element.

–  FTSE 100 constituents excluding financial services and commodities companies. This is in response to shareholders who assess our performance not based on sector, but instead based on the index we operate in. Against this peer group, the Company was 22nd in a peer group of 59. There was therefore a 170% payout against this element.

The total payout against the TSR measure was therefore 21% out of the 25% target.

25% of the award was based on Global Revenue Growth. The threshold set in 2018 was $15,346 million with a target of $15,777 million. Over the three-year period, the adjusted revenues in Global Revenue Growth were $14,639 million. These adjustments include translational foreign exchange and Board approved M&A. This part of the award therefore vested at 0% out of the 25% target.

25% of the award was based on cumulative free cash flow performance. The target set in 2018 was $1,810 million with maximum at $2,046 million. Over the three-year period, the adjusted cumulative free cash flow was $1,817 million which was just above target. These adjustments include items such as Board approved M&A and restructuring programmes and translational foreign exchange. This part of the award therefore vested at 26% of the 25% target.

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

116	Smith+Nephew Annual Report 2020

Strategy
Governance

The target set in 2018 was an average over three years of 12.9% with maximum at 14.1%. The adjusted average ROIC measurement for the three years was 10.7%. These adjustments include Board approved M&A. This part of the award therefore vested at 0% of the 25% target.

In summary therefore, the Performance Share Programme award made in 2018 will vest at 47% of target.

	Threshold	Target	Maximum	Actual	Percentage Vesting
TSR	Median	–	Upper Quartile	Above Median	21%
Global Revenue Growth	$15,346m	$15,777m	$16,251m	$14,639m	0%
Cumulative Free Cash Flow	$1,575m	$1,810m	$2,046m	$1,817m	26%
Return on Invested Capital	11.6%	12.9%	14.1%	10.7%	0%

Neither of the existing Executive Directors were employed as Executive Directors when the awards were made in 2018.

Overall therefore, the conditional awards made in 2018 will vest at 47% of target (23.5% of maximum) on 9 March 2020. For awards vesting in early 2021 this is based on an estimated share price of 1,487.50p per share, which was the average price of a share over the last quarter of 2020.

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered whether discretion should be applied to override these formulaic outcomes and concluded that the monetary outcomes were aligned with the financial performance of the Company during the performance period and the intention of the Remuneration Policy.

Performance Share Programme 2020

In accordance with the Remuneration Policy approved by shareholders at the Annual General Meeting held on 9 April 2020, performance share awards were granted to the Executive Directors under the Global Share Plan 2020 approved by shareholders at the Annual General Meeting in 2020 to a maximum value of 275% of salary (137.5% for target performance) measured over the three financial years commencing 1 January 2020 against four equally weighted performance measures: Indexed TSR, return on invested capital, sales growth and cumulative free cash flow. The performance conditions for these awards were determined in February 2020, prior to the point at which the COVID-19 virus became a pandemic affecting our global business. The award made to Anne-Françoise Nesmes was pro-rated to reflect her length of service in 2020. Maximum payout under each element will only be for significant outperformance. The targets at maximum were therefore set at higher levels than in previous years. On vesting, sufficient shares will be sold to cover taxation obligations and the Executive Directors will be required to hold the net shares for a further period of two years.

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

– FTSE 100 constituents excluding financial services and commodities companies. The Group’s TSR performance and its performance relative to the comparator groups is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

TSR performance is relative to the two separate indices as follows:

	Award vesting as % of salary at date of grant
Relative TSR	Sector Based Peer Group	FTSE 100 Peer Group
Below the index	Nil	Nil
Equalling the index	8.6%	8.6%
8% above the index	34.4%	34.4%

Awards will vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

Smith+Nephew Annual Report 2020	117

Strategy

Remuneration continued

Remuneration implementation report continued

Long-term incentives continued

Performance Share Programme continued

Return on invested capital (ROIC) will be measured as follows for the 2020 grants:

ROIC is defined as:

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

The targets are as follows:

Return on Invested Capital (three-year average)	Award vesting as % of salary
Below Threshold 10.5%	Nil
Threshold 10.5% (–1.5% of target)	17.2%
Target 12.0%	34.4%
Maximum or above 13.5% (+1.5% of target)	68.8%

Awards will vest on a straight-line basis between these points.

Revenue growth focuses on growth in both Established Markets and Emerging Markets and the targets are as follows:

Revenue growth over three-year period commencing 1 January 2020	Award vesting as % of salary
Below Threshold	Nil
Threshold (–2% of target)	17.2%
Target – set by reference to our expectations	34.4%
Maximum or above (+4% of target)	68.8%

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

Cumulative free cash flow is defined as net cash inflow from operating activities, less capital expenditure, less the cash flow input of certain adjusted items. Free cash flow is the most appropriate measure of cash flow performance because it relates to cash generated to finance additional investments in business opportunities, debt repayments and distribution to shareholders. This measure includes significant elements of operational financial performance and helps to align Executive Directors’ award with shareholder value creation.

It is important as it is derived from increased revenues and healthy trading profits. Having a healthy cash flow will enable us to continue to grow and invest. 25% of the award will be subject to cumulative free cash flow performance and will vest as follows:

Cumulative free cash flow	Award vesting as % of salary
Below $2,057m	Nil
$2,057m (–10% of target)	17.2%
$2,285m	34.4%
$2,742m or more (+20% of target)	68.8%

The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

118	Smith+Nephew Annual Report 2020

Strategy
Governance

Performance Share Programme 2021

In early 2021, the Remuneration Committee considered the performance framework for Performance Share Programme awards due to be made in 2021. The Committee was satisfied that the existing measures – relative TSR, ROIC, sales growth and cumulative free cash flow – remain appropriate, and is not proposing any change to these. However, the Committee considers that with COVID-19 continuing to cause significant disruption and uncertainty to our business forecasts, it is impractical at this time to set meaningful and robust performance targets until there is more clarity externally. The risk of setting targets which, with subsequent hindsight, are either unrealistic or insufficiently stretching is material. As such, the Committee is proposing to delay granting the 2021 Performance Share Programme awards for a period of up to three months, from the usual March grant date, in order that we can have a much clearer understanding of how COVID-19 will impact our business over 2021–23. This will enable a more rigorous target-setting process to be performed.

TSR performance

The Company’s TSR performance will be measured against two equally weighted peer groups which are defined at the start of each performance period based on constituents of the following:

–  A sector-based peer group based on those companies classified as the S&P 1200 Global Healthcare subset comprising medical devices, equipment and supplies companies (official industry classifications of ‘Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology’). This is the same sector-based peer group as 2019 and 2020.

– FTSE 100 constituents excluding financial services and commodities companies. The Group’s TSR performance and its performance relative to the comparator groups is independently monitored and reported to the Remuneration Committee by Deloitte LLP.

ROIC

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

The targets will be disclosed at the time the Performance Share Programme awards are made.

Revenue growth will be determined at the time the Performance Share Programme awards are made and will be disclosed in the 2023 Annual Report, when the Committee will discuss performance against the target. It is not possible to disclose precise targets at the time of grant, as this will give commercially sensitive information to our competitors concerning our growth plans and would be potentially price-sensitive.

Smith+Nephew Annual Report 2020	119

Strategy

Remuneration continued

Remuneration implementation report continued

Long-term incentives continued

Performance Share Programme continued

Cumulative free cash flow will be disclosed at the time the performance share awards are made.

Details of outstanding awards made under the Performance Share Programme

Details of conditional awards over shares granted to Executive Directors subject to performance conditions are shown below. These awards were granted under the Global Share Plan 2010 prior to 9 April 2020 and under the Global Share Plan 2020 after 9 April 2020. The performance conditions and performance periods applying to these awards are detailed below:

	Date granted	Number of ordinary shares under award at maximum	Date of vesting
Roland Diggelmann	21 May 2020	193,072	21 May 2023
Anne-Françoise Nesmes	21 December 2020	42,726	21 December 2023

Summary of scheme interests awarded during the financial year

	Roland Diggelmann		Anne- Françoise Nesmes[2]		Graham Baker[1,3]
Director	Number of shares	Face value	Number of shares	Face value	Number of shares	Face value
Annual Equity Incentive Programme award	–	–	–	–	16,601	£278,564
Performance Share Programme award at maximum (see pages 117–118)	193,072	£3,207,891	42,726	£688,529	–	–

1  Annual Equity Incentive Programme awards granted in 2020 were based on performance for 2019.

2  Anne-Françoise Nesmes was appointed as Chief Financial Officer on 27 July 2020. Due to an administrative oversight, a Performance Share Programme award was not made to Anne-Françoise Nesmes on 13 August 2020, as had been the original intention (13 August 2020 being the quarterly date on which share awards were made to certain other employees). When this administrative oversight came to light in December 2020, a Performance Share Programme award was made to Anne-Françoise Nesmes in respect of the same number of shares she would have received had the award been made on the correct date in August 2020, calculated by reference to the closing share price of 1,611.5p on 12 August 2020. This was because the share price on 18 December 2020 (closing share price the day before the date of grant under the Global Share Plan 2020 rules) of 1,534.5p would have resulted in her receiving more shares than she would have done in August 2020. The Performance Share Programme award made to Anne-Françoise Nesmes has been pro-rated to reflect her length of service in 2020.

3  Graham Baker resigned from the Board on 9 April 2020. Any outstanding awards under the Performance Share Programme or Equity Incentive Programme lapsed upon his leaving date.

Please see Policy Table on pages 130–132 for details of how the above plans operate. Following approval of the 2020 Remuneration Policy, no further Annual Equity Incentive Programme awards will be granted. The number of shares is calculated using the closing share price on the day before grant, which for the Annual Equity Incentive Programme awards granted on 9 March 2020 was 1,678.0p and for the Performance Share Programme award granted on 21 May 2020 was 1,661.5p.

120	Smith+Nephew Annual Report 2020

Strategy
Governance

Single total figure on remuneration

Chair and Non-Executive Directors

	Basic annual fee[1]		Committee Chair/ Senior Independent Director fee		Intercontinental travel fee			Total
Director	2020	2019	2020	2019	2020	2019	2020	2019
Roberto Quarta	£427,069	£420,240	–	–	–	–	£427,069	£420,240
Vinita Bali	$129,780	$129,780	–	–	$7,000	$49,000	$136,780	$178,780
Virginia Bottomley	£69,500	£69,500	–	–	–	£3,500	£69,500	£73,000
Erik Engstrom	£69,500	£69,500	–	–	–	£3,500	£69,500	£73,000
Robin Freestone	£69,500	£69,500	£20,000	£20,000	–	£3,500	£89,500	£93,000
Katarzyna Mazur-Hofsaess[2]	£10,500	–	–	–	–	–	£10,500	–
Rick Medlock[3]	£52,377	–	£6,667	–	–	–	£59,044	–
Marc Owen	$129,780	$129,780	$35,000	$25,039	$7,000	$42,000	$171,780	$196,819
Angie Risley	£69,500	£69,500	£20,000	£20,000	–	–	£89,500	£89,500
Bob White[4]	$89,780	–	–	–	–	–	$89,780	–

1  The basic annual fee includes shares purchased for the Chair and Non-Executive Directors in lieu of part of the annual fee, details of which can be found on the table below.

2  Katarzyna Mazur-Hofsaess was appointed as a Non-Executive Director with effect from 1 November 2020.

3  Rick Medlock was appointed as a Non-Executive Director with effect from 9 April 2020. He was appointed as Chair of the Audit Committee on 1 September 2020.

4  Bob White was appointed as a Non-Executive Director with effect from 1 May 2020.

Chair and Non-Executive Director Fees

In February 2021 the Committee reviewed the fees paid to the Chair and determined that with effect from 1 April 2021 the fees paid would remain unchanged:

Annual fee paid to the Chair	£428,645 of which £107,161 paid in shares
Annual fee paid to Non-Executive Directors	£69,500 of which £6,500 paid in shares or $129,780 of which $9,780 paid in shares
Intercontinental travel fee (per meeting)	£3,500 or $7,000
Fee for Senior Independent Director and Committee Chair	£20,000 or $35,000

Payments to former directors

Share awards granted to Graham Baker lapsed on his resignation from the Company on 30 April 2020. These included outstanding shares awarded under the Performance Share Programme, Equity Incentive Programme and ShareSave options:

Lapsed awares/options

L
Year Awarded	Performance Share Programme Number of Shares	Equity Incentive Programme Number of Shares	ShareSave Options Number of Options
2018	75,058	7,245	2,734
2019	70,960	12,096
2020		16,601

Payments made to other past Directors

No payments were made to other past Directors in 2020.

Service contracts

Executive Directors are employed on rolling service contracts with notice periods of up to 12 months from the Company and six months from the Executive Director. Further information can be found on page 135 of the Policy Report.

Outside directorships

Roland Diggelmann is a Non-Executive Director of Accelerate Diagnostics Inc. His remuneration for this role is paid entirely in stock options. On 1 April 2020, he received a stock option in respect of 13,779 shares which vested and became exercisable in 12 equal monthly instalments from 1 May 2020 at an option price of $8.33.

Anne-Françoise Nesmes is a Non-Executive Director of Compass Group plc and received £35,868 in respect of this appointment for the period 27 July 2020 to 31 December 2020.

Smith+Nephew Annual Report 2020	121

Strategy

Remuneration continued

Remuneration implementation report continued

Directors’ interests in ordinary shares

Beneficial interests of the Executive Directors in the ordinary shares of the Company are as follows:

	Roland Diggelmann					Anne-Françoise Nesmes[1]					Graham Baker
	1 January 2020	31 December 2020		12 February 2021[2]		27 July 2020	31 December 2020		12 February 2021[2]		1 January 2020		9 April 2020[3]
Ordinary shares	6,668	18,168		18,168	[4]	–	–		–		14,205		42,605
Share options	–	–		–		–	–		–		2,734	[6]	2,734	[6]
Performance Share Programme awards	–	193,072	[5]	193,072	[5]	–	42,726	[5]	42,726	[5]	225,184	[6]	146,018	[6]
Equity Incentive Programme awards	–	–		–		–	–		–		32,628	[6]	35,942	[6]

1	Anne-Françoise Nesmes was appointed to the Board as Chief Financial Officer on 27 July 2020.
2	The latest practicable date for this Annual Report.
3	Graham Baker resigned from the Board on 9 April 2020.
4	The ordinary shares held by Roland Diggelmann on 12 February 2021 represent 25.53% of his base annual salary.
5	These share awards are subject to further performance conditions before they may vest, as detailed on pages 117–118.
6

Graham Baker’s Performance Share Programme awards of 75,058 (at maximum) granted on 7 March 2018 and 70,960 (at maximum) granted on 7 March 2019 lapsed in full upon his resignation. Furthermore, Graham Baker’s Equity Incentive Programme awards of 7,245 granted on 7 March 2018, 12,096 granted on 7 March 2019 and 16,601 granted on 9 March 2020 lapsed in full upon his resignation. His 2,734 share options granted on 18 September 2018 under his ShareSave plan also lapsed upon his resignation.

The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company.

Beneficial interests of the Chair and Non-Executive Directors in the ordinary shares of the Company are as follows:

			[1]
Director	1 January 2020 (or date of appointment if later)	31 December 2020 (or date of retirement if earlier)	12 February 2021[1]	Shareholding as% of annual fee[2,3]
Roberto Quarta[4]	59,429	63,319	63,319	233.58
Graham Baker[5]	14,205	42,605	N/A	N/A
Vinita Bali[4,6]	7,394	7,672	N/A	N/A
Virginia Bottomley	19,252	19,546	19,546	442.25
Roland Diggelmann	6,668	18,168	18,168	25.53
Erik Engstrom	15,973	16,200	16,200	366.54
Robin Freestone	15,951	16,178	16,178	366.04
Katarzyna Mazur-Hofsaess	–	–	–	–
Rick Medlock	–	249	249	5.63
Anne-Françoise Nesmes	–	–	–	–
Marc Owen[4]	7,508	7,786	7,786	132.11
Angie Risley	4,541	4,769	4,769	107.90
Bob White[4]	–	6,270	6,270	106.38

1	The latest practicable date for this Annual Report.
2	Calculated using the closing share price of 1,572.5p per ordinary share and $44.04 per ADS on 12 February 2021, and an exchange rate of £1:$1.38.
3

All Non-Executive Directors in office since 1 January 2020 held the required shareholding during the year. Due to their length of service some Non-Executive Directors have not met their shareholding requirements, but this will continue to be monitored in accordance with the Remuneration Policy.

4	Roberto Quarta, Vinita Bali, Marc Owen and Bob White hold some of their shares in the form of ADS.
5	Graham Baker resigned from the Board as an Executive Director with effect from 9 April 2020.
6	Vinita Bali retired as a Non-Executive Director with effect from 31 December 2020.

The beneficial interest of each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

122	Smith+Nephew Annual Report 2020

Strategy
Governance

Chief Executive Officer remuneration compared to employees generally

The percentage change in the remuneration of the Chief Executive Officer between 2019 and 2020 compared to that of employees generally was as follows:

	Base salary % change 2020	Benefits % change 2020	Annual cash bonus % change 2020
Chief Executive Officer	0%	0%	0%
Chief Financial Officer	4%[1]	-57%	-100%[2]
Roberto Quarta	2%	N/A	N/A
Virginia Bottomley	0%	N/A	N/A
Erik Engstrom	0%	N/A	N/A
Robin Freestone	0%	N/A	N/A
John Ma	N/A	N/A	N/A
Katarzyna Mazur-Hofsaess	N/A	N/A	N/A
Rick Medlock	N/A	N/A	N/A
Marc Owen	0%	N/A	N/A
Angie Risley	0%	N/A	N/A
Bob White	NA	N/A	N/A
Average for all employees	3.3%	N/A	N/A

1	Represents the difference between the annual salary of Graham Baker for 2019 and Anne-Françoise Nesmes for 2020.
2	Represents the difference in the annual cash bonus for Graham Baker for 2019 and Anne-Françoise Nesmes for 2020.

The average cost of wages and salaries for employees generally decreased by 5.9% in 2020 (see Note 3.1 to the Group accounts). Figures for annual cash bonuses are included in the numbers.

When considering remuneration arrangements for our Executive Directors, the Committee takes into account pay across the Group in the following ways:

–   Salary levels and increases for all employees including Executive Directors take account of the scope and responsibility of position, the skills, experience and performance of the individual and general economic conditions within the relevant geographical market. When considering increases to Executive Director base salaries, the Committee considers the average pay increases in the market where the Executive Director is based.

–   All employees including the Executive Directors have performance objectives determined at the beginning of the year which cascade down from the Strategic Imperatives for the Group.

–   The level of variable pay determined for all employees, whether in the form of shares or cash is dependent on performance against these imperatives, both financially and personally.

–   Executive Directors participate in benefits plans and arrangements comparable to benefits paid to other senior executives in the relevant geography. Executive Directors participate in the same senior executive incentive plans, (currently the Annual Bonus Programme and the Performance Share Programme) as other Executive Officers and senior executives. The level of award reflects the differing seniority of participants and the market the Executive is located. Performance conditions for the Performance Share Programme are the same for Executive Directors and Executive Officers. Executives however have only three measures with no reference to ROIC. For the Annual Bonus Plan (ABP) Performance Measures apply to all Executives consistently however weighting between Financials and Non-Financials differs based on the position.

Chief Executive Officer pay ratio

The regulations provide three options which may be used to calculate the pay for the employees at the 25th percentile, median and 75th percentile. We have used option A (as set out in the Companies (Miscellaneous Reporting) Regulations 2018), following guidance issued by some proxy advisers and institutional shareholders. The ratio has been calculated by comparing against the full-time equivalent pay of all UK employees within the Group including both our entities Smith & Nephew UK Limited and T.J.Smith and Nephew, Limited.

Option A calculates pay for all employees on the same basis as the single figure for remuneration calculated for Executive Directors. The period for which the employee pay has been calculated under Option A is the calendar year 2020. The single figure for remuneration for each employee includes earned salary, annual incentive, allowance, pension and benefits for 2020. Part-time employees have been excluded for the purpose of calculations.

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

Smith+Nephew Annual Report 2020	123

Strategy

Remuneration continued

Remuneration implementation report continued

The table below sets out the ratio at the median, lower and upper quartiles:

Year	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
2018 – voluntary	142:1	95:1	59:1
2019	116:1	81:1	51:1
2020	42:1	29:1	19:1

In 2020 the ratio reduced due to impact of COVID-19 on bonuses paid to the Chief Executive Officer.

The table below provides the total pay figure used for each quartile employee, and the salary component within this.

Component	CEO[1]	P25 (lower quartile)	P50 (median)	P75 (upper quartile)
Salary	$1,470,275	$40,201	$52,668	$64,054
Total pay	$1,697,773	$40,201	$57,880	$91,178

1 Roland Diggelmann is paid in Swiss Francs and this figure was converted into US Dollars for comparative reasons using CHF to US$1.065417.

Relative importance of spend on pay

When considering remuneration arrangements for our Executive Directors and employees as a whole, the Committee also takes into account the overall profitability of the Company and the amounts spent elsewhere, particularly in returning profits to shareholders in the form of dividends and share buy-backs.

The following table sets out the total amounts spent in 2020 and 2019 on remuneration, the attributable profit for each year and the dividends declared and paid in each year.

	For the year to 31 December 2020	For the year to 31 December 2019	% change
Attributable profit for the year	$448m	$600m	-25%
Dividends paid during the year	$328m	$318m	+3%
Share buy-back[1]	$16m	$63m	-75%
Total Group spend on remuneration	$1,392m	$1,435m	-3%

1  Shares are bought in the market in respect of shares issued as part of the executive and employee share plans. The share buy-back programme for 2020 has been suspended in light of the COVID-19 pandemic and remains under review.

124	Smith+Nephew Annual Report 2020

Strategy
Governance

Total Shareholder Return

A graph of the Company’s TSR performance compared to that of the FTSE 100 index is shown below in accordance with Schedule 8 to the Regulations.

However, as we also compare the Company’s performance to a tailored sector peer group of medical devices companies (see page 116), when considering TSR performance in the context of the Global Share Plan 2010 and Global Share Plan 2020, we feel that the following graph showing the TSR performance of this peer group is also of interest.

Smith+Nephew Annual Report 2020	125

Strategy

Remuneration continued

Remuneration implementation report continued

Table of historic data

The following table details information about the pay of the Chief Executive Officer in the previous 10 years:

						Long-term incentive vesting rates against maximum opportunity
Year	Chief Executive Officer	Single figure of total remuneration $		Annual Cash Incentive payout against maximum %		Performance shares %	Options %
2020	Roland Diggelmann	$1,697,773		0	[9]	–	–
2019	Roland Diggelmann[1]	$265,814	[7]	–		–	–
2019	Namal Nawana[2]	$4,489,374	[7]	71	[8]	–	–
2018	Namal Nawana	$2,883,632		69		–	–
2018	Olivier Bohuon[3]	$2,383,582		63		46.5	–
2017	Olivier Bohuon	$5,116,689		61		54	–
2016	Olivier Bohuon	$3,332,850		30		8	–
2015	Olivier Bohuon	$5,342,377		75		33.5	–
2014	Olivier Bohuon	$6,785,121		43		57	–
2013	Olivier Bohuon	$4,692,858		84		0	–
2012	Olivier Bohuon	$4,956,771		84		–	–
2011	Olivier Bohuon[4,5]	$7,442,191		68		–	–
2011	David Illingworth[6]	$3,595,787		37		27	27

1	Appointed Chief Executive Officer on 1 November 2019.
2	Appointed Chief Executive Officer on 7 May 2018 and resigned on 31 October 2019.
3	Retired as Chief Executive Officer on 7 May 2018.
4	Appointed Chief Executive Officer on 1 April 2011.
5	Includes recruitment award of €1,400,000 cash and a share award of over 200,000 ordinary shares with a value of €1,410,000 on grant.
6	Resigned as Chief Executive Officer on 1 April 2011.
7	Prior years are restated to reflect amounts not known at the date of signing the previous Annual Report.
8	Calculated as 106.7% for Namal Nawana (disclosed on page 108 of the Company’s Annual Report for the year ended 31 December 2019), divided by the maximum potential payout of 150%.
9	Due to the impact of COVID-19 upon the Chief Executive Officer’s financial targets, a cash award of 0% was achieved.

Gender Pay ratio

In 2020, the Committee reviewed our UK Gender Pay ratio. It was noted that today our Gender Pay gap is greater than we would like it to be, but we have seen an improvement in our mean and median pay gap in the UK. The mean pay gap has reduced from 28% in 2019 to 22% in 2020 and the median pay gap from 18% to 16% for the same period. We shall continue to review these figures.

Shareholding requirements

The Chief Executive Officer is required to hold three times his salary in the form of shares and the Chief Financial Officer is required to hold two times her salary. Executive Directors have five years from their appointment within which to meet that holding requirement. Due to the tenure of the Executive Directors neither have met their shareholding requirements, but this will continue to be monitored in accordance with the Remuneration Policy.

Post cessation shareholding requirements

In addition, Executive Directors are expected to hold vested shares for up to two years post-vesting of the Performance Share Programme and Deferred Bonus Shares. They are expected to hold up to their shareholding requirement only. These shares are held in the Vested Share Account provided by the Company’s share plan administrator.

Statement of voting at Annual General Meeting

At the Annual General Meeting held on 9 April 2020, votes cast by proxy and at the meeting and votes withheld in respect of the votes on the Directors’ Remuneration report and Directors’ Remuneration Policy are noted below:

Resolution	Votes for	% for	Votes against	% against	Total votes validly cast	Votes withheld
Approval of the Directors’ Remuneration Policy	676,749,445	97.71	15,843,720	2.29	692,593,165	352,762
Approval of the Directors’ Remuneration report (excluding policy)	681,744,061	98.43	10,850,266	1.57	692,594,327	351,642

126	Smith+Nephew Annual Report 2020

Strategy
Governance

Senior management remuneration

The Group’s administrative, supervisory and management body (senior management) is comprised for US reporting purposes, of Executive Directors and Executive Officers. Details of the current Executive Directors and Executive Officers are given on pages 69–77.

Compensation paid to senior management in respect of 2018, 2019 and 2020 was as follows:

	2020	2019	2018
Total compensation (excluding pension emoluments, but including cash payments under the performance-related incentive plans)	$12,369,000	$17,020,000	$15,935,000
Total compensation for loss of office	–	$5,559,000	$433,000
Aggregate increase in accrued pension scheme benefits	–	–	–
Aggregate amounts provided for under supplementary schemes	$1,753,000	$1,564,000	$1,570,000

As at 12 February 2021, senior management owned 367,570 shares and 10,934 ADSs, constituting less than 0.1% of the share capital of the Company. For this purpose, the Group is defined as the Executive Directors, members of the Executive Committee, including the Company Secretary and their Persons Closely Associated. Details of share awards granted during the year and held as at 12 February 2021 by members of senior management are as follows:

P
	Share awards granted during the year	Total share awards held as at 12 February 2021
Equity Incentive Programme awards	155,849	223,850
Performance Share Programme awards at maximum	524,332	838,346
Conditional Share Awards under the Global Share Plan 2010	240,829	295,137
Conditional Share Awards under the Global Share Plan 2020	13,120	-
Options under Employee ShareSave plans	437	1,162

The Smith+Nephew Employee Share Trust

Note 19.2 of these accounts states the movement in Treasury Shares and the Trust during 2020. No more shares are held within the Trust than are required for the next six months’ of anticipated vestings. Any unvested shares held in the Trust are not voted upon at shareholder meetings. No more than 5% of the issued share capital at 31 December 2020 is held within the Trust. At 31 December 2020 shares were held in the Trust representing 0.14% of the issued share capital.

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

Over the previous 10 years (2011 to 2020), the number of new shares issued under our share plans has been as follows:

0.84
All-employee share plans	7,407,929 (0.84% of issued share capital as at 12 February 2021)
Discretionary share plans	27,873,044 (3.15% of issued share capital as at 12 February 2021)

By order of the Board, on 18 February 2021

Angie Risley

Chair of the Remuneration Committee

Smith+Nephew Annual Report 2020	127

Strategy

Remuneration continued

The Policy report

The following section sets out our Directors’ Remuneration Policy (‘Policy’). This Policy was approved by shareholders at the Annual General Meeting held on 9 April 2020 and all financial amounts are as at that date.

In designing the Policy, the Committee followed a robust process which included discussions on the content of the Policy at four Committee meetings. The Committee considered input from management and our independent advisors, and sought the views of the Company’s major shareholders and other stakeholders, including employees.

Changes to policy

The 2020 Remuneration Policy made the following changes to the 2017 Remuneration Policy:

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

– The former Annual Cash Incentive Plan (CIP) and Annual Equity Incentive Plan (EIP) have been simplified and amalgamated into an integrated Annual Bonus Plan, which is structured as a 50% cash bonus and 50% deferred share award:

◾ The aggregate maximum opportunity of 215% of base salary is unchanged;

◾ The aggregate target opportunity has reduced from 70% of maximum to 50% of maximum;

◾ If considering the former Equity Incentive Plan as a form of deferred bonus, for the annual incentive arrangements as a whole the amount deferred into shares has been increased from around a third of the total amount to 50%, with the time period for release lengthened from evenly over three years to all after three years.

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

Performance in the prior year is one of the factors taken into account and poor performance is likely to lead to a zero salary increase.

128	Smith+Nephew Annual Report 2020

Strategy
Governance

Pension and payment in lieu of pension
Provide Executive Directors with an allowance for retirement planning.
How the component operates	Maximum levels of payment	Framework in which performance is assessed

Executive Directors receive a cash allowance in lieu of membership of a Company-run pension scheme.

In jurisdictions where the local law requires employees to participate in a Company-run pension scheme, Executive Directors participate in the local pension scheme to the extent of the amount paid in respect of the majority of our UK-based workforce.

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

The actual amount payable will depend on the cost of providing such benefits to an employee in the location at which the Executive Director is based.

The Committee keeps the benefit policy and benefit levels under regular review.

None.

Smith+Nephew Annual Report 2020	129

Strategy

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

At the end of the year, the Committee determines pay out levels based on the extent to which performance against these objectives has been achieved.

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

130	Smith+Nephew Annual Report 2020

Strategy
Governance

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

◾  An index of Global Healthcare companies; and

◾ The FTSE 100 index.

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

Smith+Nephew Annual Report 2020	131

Strategy

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

At the current time, the Committee requires Executive Directors to maintain 100% of their guideline for two years following departure.

	Not Applicable.	None.

132	Smith+Nephew Annual Report 2020

Strategy
Governance

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

Smith+Nephew Annual Report 2020	133

Strategy

Remuneration continued

The Policy report continued

Illustrations of the application of the Remuneration Policy 2020

The following charts show the potential split between the different elements of the Executive Directors’ remuneration under four different performance scenarios:

Chief Executive Officer		Chief Financial Officer
Current		Current
Minimum %	100 CHF1,585k	Minimum %	100 £762k
Target %	32 28 14 26 CHF4,966k	Target %	32 26 13 25 £2,153k
Maximum %	22 29 12 37 CHF7,174k	Maximum %	25 28 12 35 £3,062k
Maximum+ %*	19 24 11 46 CHF8,485k	Maximum+ %*	21 24 10 45 £3,602k
Proposed		Proposed
Minimum %	100 CHF1,585k	Minimum %	100 £705k
Target %	32 30 38 CHF4,966k	Target %	34 29 37 £2,097k
Maximum %	19 36 45 CHF8,347k	Maximum %	20 35 45 £3,488k
Maximum+ %*	15 29 56 CHF10,244k	Maximum+ %*	17 28 55 £4,269k

* + 50% share price growth ⏹Fixed pay ⏹Cash incentive ⏹Equity incentive ⏹Annual bonus ⏹PSP

	Assumed performance	Assumptions used for proposed Policy
Fixed pay	All performance scenarios	– Consists of total fixed pay, including base salary and pension allowance (as at 1 April 2020) and benefits (as received during 2019).
Variable pay	Minimum Performance	– No pay out under the Annual Bonus Plan. – No vesting under the Performance Share Programme.
	Target Performance	– 50% of maximum payout under the Annual Bonus Plan (ie 107.5% of salary). – 50% vesting under the Performance Share Programme (ie 137.5% of salary).
	Maximum Performance	– 100% of the maximum pay out under the Annual Bonus Plan (ie 215% of salary). – 100% vesting under the Performance Share Programme (ie 275% of salary).
	Maximum Performance (including 50% share price growth scenario)	– 100% of the maximum pay out under the Annual Bonus Plan (ie 215% of salary). – 100% vesting under the Performance Share Programme (ie 275% of salary). – 50% growth in share price.

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

134	Smith+Nephew Annual Report 2020

Strategy
Governance

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

Smith+Nephew Annual Report 2020	135

Strategy

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

The Committee took all comments received on board during its subsequent discussions. With respect to the latter concern raised by some shareholders, in setting targets for the 2020 Performance Share Programme cycle, the Committee considers that the upper end of the performance ranges will require significant outperformance of internal and external forecasts for performance, as well as of the FTSE 100 and our direct peers. Further information is shown on page 112-113 of the 2019 Annual Report.

136	Smith+Nephew Annual Report 2020

Strategy
Governance

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

Annual fees

by Non-Executive Directors

significant executive duties in order to support the Executive Directors during a period of absence due to illness or a gap prior to the appointment of a permanent Executive Director, the Committee is authorised to determine an appropriate level of fees which shall be payable. These fees will not exceed the amounts which would normally be paid to a permanent Executive Director undertaking such duties and shall not include participation in short or long-term incentive arrangements or benefit plans.

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

Smith+Nephew Annual Report 2020	137

Strategy

Accounts	Statement of Directors’ responsibilities	139
	Report of Independent Registered Public Accounting Firm	140
	Group financial statements	148
	Notes to the Group accounts	152
	Company financial statements	205
	Notes to the Company accounts	207

138	Smith+Nephew Annual Report 2020

Strategy
Accounts

Statement of Directors’ responsibilities in respect of the
Annual Report and Financial Statements

The Directors are responsible for preparing the Annual Report and Form 20-F and the Group and Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and applicable law and have elected to prepare the Parent Company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework. In addition the Group financial statements are required under the Disclosure Guidance and Transparency Rules to be prepared in accordance with International Financial Reporting Standards (‘IFRS’) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (‘IFRS as adopted by the EU’) and the Directors have also chosen to prepare the Group financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgements and estimates that are reasonable, relevant, reliable and prudent;
-	for the Group financial statements, state whether they have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, IFRS as adopted by the EU and IFRS as issued by the IASB;
-	for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company financial statements;
-	assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
-	use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

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

The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises pages 1–65.

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 1–137 and 227–241, was approved by the Board and signed on its behalf.

We consider the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

By order of the Board, on 18 February 2021

Susan Swabey

Company Secretary

Smith+Nephew Annual Report 2020	139

Strategy

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Smith & Nephew plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group balance sheets of Smith & Nephew plc and subsidiaries (the “Group”) as of 31 December 2020 and 2019, the related Group income statements, Group statements of comprehensive income, Group cash flow statements and Group statements of changes in equity for each of the years in the three-year period ended 31 December 2020, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 7 to the consolidated financial statements, the Group has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

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

140	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

Provision for metal-on-metal hip products

As discussed in Note 17 to the consolidated financial statements, the Group holds a provision of $336 million in respect of potential liabilities arising from the ongoing exposure to legal claims for metal-on-metal hip products. The estimate for this provision requires the Group to use an actuarial model and make a number of key assumptions relating to the number of claimants and settlement outcome.

We identified the evaluation of the provision for metal-on-metal hip products and related disclosure for these potential liabilities as a critical audit matter because especially challenging auditor judgment and specialised skills and knowledge was required in assessing the key assumptions above, given the limited historical track record of metal-on-metal claims settled.

The following are the primary procedures we performed to address this critical audit matter.

—

Control testing: We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s legal provision process. This included controls over the Group’s review, challenge and assessment of the metal–on-metal provision and related key assumptions relating to estimating the number of claimants and the settlement outcomes.

—

Enquiry of lawyers: We obtained correspondence directly from the Group’s external counsel on the status of open metal-on-metal court proceedings and settlement negotiations. We compared the number of open metal-on-metal claims per the Group's records against this correspondence, and considered any relevant information provided in our evaluation of the related exposure.

—

Our actuarial expertise: We involved actuarial professionals with specialised skills and knowledge, who assisted in challenging the number of claimants and settlement outcomes used in statistical projections in determining the provision, as well as the range of reasonably possible outcomes determined by the Group, by reference to historical data including settlement amounts, number of new claimants and experience of other cases. In addition, the actuarial professionals assisted in evaluating the statistical model applied by the Group with actuarial professional standards and industry practice for similar product liability claims. We evaluated the scope, competency, and objectivity of the Group’s experts involved in developing the actuarial model used in the determination of the provision by considering the work they were engaged to perform, their professional qualifications, and reporting lines.

—

Assessing disclosures: We assessed the Group’s sensitivity disclosures in respect of the metal-on-metal hip provision over how sensitive the provision is to changes in key assumptions and how the range of possible outcomes reflect the underlying facts and circumstances.

Provision for excess and obsolescence (E&O) for Orthopaedics inventory

As discussed in Note 12 to the consolidated financial statements, the Group has high levels of Orthopaedics inventory that is available for customers’ immediate use. Complete sets of products including large and small sizes of inventory (which are used less frequently) have to be available to customers at their premises. An assessment is made by the Group to identify excess or obsolete inventory. As a result, the Group has recognised a provision for excess and obsolete inventory (E&O provision) for Orthopaedics which is a significant proportion of the total E&O provision. As discussed in Note 12 to the consolidated financial statements, the Group’s total E&O provision is $377 million. The key input into this provision is the estimate of the future utilisation of inventory on hand which is based on assumptions of historical sales of inventory adjusted for other internal or external factors such as effectiveness of inventory deployment, length of product lives and planned phase out of product which may impact the demand for the product.

We identified the evaluation of the provision for excess and obsolescence for Orthopaedics inventory as a critical audit matter. A high degree of auditor judgement was required in assessing management’s estimate of future utilization of inventory, including the assessment of adjustments made to historical sales data. In addition, COVID-19 has brought greater volatility to historical sales of inventory and greater uncertainty to future utilisation leading to a high level of measurement uncertainty.

The following are the primary procedures we performed to address this critical audit matter.

Smith+Nephew

Annual Report 2020

141

Strategy

—

Control testing: We evaluated the design and tested the operating effectiveness of the internal control over the Group’s process for assessing the E&O provision, specifically the Group’s control over the assumptions listed above to determine expected future utilisation of Orthopaedics inventory.

—

Test of detail: We assessed and challenged the assumptions, listed above, in the E&O provision through a combination of interviews of finance and operations personnel and inspection of internal budgets, including a selection of product plans to assess the impact of plans for phasing out product lines on future utilisation of Orthopaedics inventory.

—

Historical comparisons: We evaluated the Group’s ability to accurately estimate the E&O provision by comparing historically recorded provisions to actual inventory write-offs and historically estimated future utilisation to actual utilisation.

—

Sensitivity analysis: We assessed the sensitivity of the key assumptions listed above, incorporating the recent volatility in sales of inventory, to consider their impact on the Group’s determination of the provision recognised.

/s/ KPMG LLP

We have served as the Group’s auditor since 2015

London, United Kingdom

18 February 2021

142	Smith+Nephew Annual Report 2020

Strategy
Accounts

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2020	143

Strategy

THIS PAGE LEFT INTENTIONALLY BLANK

144	Smith+Nephew Annual Report 2020

Strategy
Accounts

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2020	145

Strategy

THIS PAGE LEFT INTENTIONALLY BLANK

146	Smith+Nephew Annual Report 2020

Strategy
Accounts

THIS PAGE LEFT INTENTIONALLY BLANK

Smith+Nephew Annual Report 2020	147

Strategy

Group financial statements

Group income statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2020	2019	2018
	Notes	$ million	$ million	$ million
Revenue	2	4,560	5,138	4,904
Cost of goods sold		(1,396)	(1,338)	(1,298)
Gross profit		3,164	3,800	3,606
Selling, general and administrative expenses	3	(2,562)	(2,693)	(2,497)
Research and development expenses	3	(307)	(292)	(246)
Operating profit	2 & 3	295	815	863
Interest income	4	6	10	8
Interest expense	4	(62)	(65)	(59)
Other finance costs	4	(7)	(18)	(20)
Share of results of associates	11	14	1	(11)
Profit before taxation		246	743	781
Taxation	5	202	(143)	(118)
Attributable profit for the year[1]		448	600	663
Earnings per ordinary share[1]	6
Basic		51.3¢	68.6¢	76.0¢
Diluted		51.2¢	68.4¢	75.7¢

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated. Refer to Note 7 for further details.

Group statement of comprehensive income

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2020	2019	2018
	Notes	$ million	$ million	$ million
Attributable profit for the year[1]		448	600	663
Other comprehensive income:
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	18	10	(14)	11
Taxation on other comprehensive income	5	(4)	2	(1)
Total items that will not be reclassified to income statement		6	(12)	10

Items that may be reclassified subsequently to income statement
Cash flow hedges – forward foreign exchange contracts
(Losses)/gains arising in the year		(24)	14	21
(Gains)/losses transferred to inventories for the year		(6)	(19)	2
Exchange differences on translation of foreign operations		21	21	(132)
Taxation on other comprehensive income	5	4	–	(3)
Total items that may be reclassified subsequently to income statement		(5)	16	(112)
Other comprehensive income/(loss) for the year, net of taxation		1	4	(102)
Total comprehensive income for the year[1]		449	604	561

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated. Refer to Note 7 for further details.

1Attributable to equity holders of the Company and wholly derived from continuing operations.

The Notes on pages 152–204 are an integral part of these accounts.

148	Smith+Nephew Annual Report 2020

Strategy
Accounts

Group balance sheet

		At	At
		31 December	31 December
		2020	2019
	Notes	$ million	$ million
Assets
Non-current assets
Property, plant and equipment	7	1,449	1,323
Goodwill	8	2,928	2,789
Intangible assets	9	1,486	1,567
Investments	10	9	7
Investments in associates	11	108	103
Other non-current assets	13	33	35
Retirement benefit assets	18	133	106
Deferred tax assets	5	202	150
		6,348	6,080
Current assets
Inventories	12	1,691	1,614
Trade and other receivables[1]	13	1,211	1,328
Cash at bank	15	1,762	277
		4,664	3,219
Total assets		11,012	9,299

Equity and liabilities
Equity attributable to owners of the Company
Share capital	19	177	177
Share premium		612	610
Capital redemption reserve		18	18
Treasury shares	19	(157)	(189)
Other reserves		(329)	(324)
Retained earnings		4,958	4,849
Total equity		5,279	5,141
Non-current liabilities
Long-term borrowings and lease liabilities	15	3,353	1,975
Retirement benefit obligations	18	163	136
Other payables	14	94	102
Provisions	17	294	214
Deferred tax liabilities	5	141	167
		4,045	2,594
Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	15	337	72
Trade and other payables	14	1,022	1,046
Provisions	17	123	203
Current tax payable		206	243
		1,688	1,564
Total liabilities		5,733	4,158
Total equity and liabilities		11,012	9,299

1  Trade and other receivables includes a current tax receivable of $95m (31 December 2019: $21m).

The accounts were approved by the Board and authorised for issue on 18 February 2021 and are signed on its behalf by:

Roberto Quarta	Roland Diggelmann	Anne-Françoise Nesmes
Chair	Chief Executive Officer	Chief Financial Officer

The Notes on pages 152–204 are an integral part of these accounts.

Smith+Nephew Annual Report 2020	149

Strategy

Group financial statements continued

Group cash flow statement

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2020	2019	2018
	Notes	$ million	$ million	$ million
Cash flows from operating activities
Profit before taxation		246	743	781
Net interest expense	4	56	55	51
Depreciation, amortisation and impairment		562	502	435
Loss on disposal of property, plant and equipment and software		34	16	19
Share-based payments expense (equity-settled)	22	26	32	35
Share of results of associates	11	(14)	(1)	11
Net movement in post-retirement benefit obligations		1	(4)	(35)
Increase in inventories		(45)	(204)	(152)
Decrease/(increase) in trade and other receivables		209	30	(108)
(Decrease)/increase in trade and other payables and provisions		(103)	201	71
Cash generated from operations[1]		972	1,370	1,108
Interest received		2	4	2
Interest paid		(61)	(56)	(54)
Income taxes refunded/(paid)		22	(150)	(125)
Net cash inflow from operating activities		935	1,168	931
Cash flows from investing activities
Acquisitions, net of cash acquired		(170)	(869)	(29)
Capital expenditure		(443)	(408)	(347)
Net (purchase)/proceeds from sale of investments		(2)	23	(4)
Distribution from associate	11	9	3	2
Net cash used in investing activities		(606)	(1,251)	(378)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		2	2	3
Purchase of own shares		(16)	(63)	(48)
Payment of capital element of lease liabilities	20	(55)	(46)	–
Proceeds from borrowings due within one year	20	–	–	24
Settlement of borrowings due within one year	20	(5)	(125)	(30)
Proceeds from borrowings due after one year	20	1,950	1,290	370
Settlement of borrowings due after one year	20	(400)	(740)	(371)
Proceeds from own shares		9	9	10
Settlement of currency swaps	20	7	(2)	(8)
Equity dividends paid	19	(328)	(318)	(321)
Net cash from/(used in) financing activities		1,164	7	(371)
Net increase/(decrease) in cash and cash equivalents		1,493	(76)	182
Cash and cash equivalents at beginning of year	20	257	333	155
Exchange adjustments	20	1	–	(4)
Cash and cash equivalents at end of year[2]		1,751	257	333

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated. Refer to Note 7 for further details.

1	Includes $117m (2019: $123m, 2018: $83m) of outgoings on restructuring and rationalisation expenses, $24m (2019: $36m, 2018: $3m) of acquisition and disposal related items and $75m (2019: $105m inflow, 2018: $104m outflow) of legal and other items.
2	Cash and cash equivalents is net of bank overdrafts of $11m (2019: $20m, 2018: $32m).

The Notes on pages 152–204 are an integral part of these accounts.

150	Smith+Nephew Annual Report 2020

Strategy
Accounts

Group statement of changes in equity

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares[2]	reserves[3]	earnings[4]	equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2017	178	605	17	(257)	(228)	4,329	4,644
Adjustment on initial application of IFRS 9 (net of tax)	–	–	–	–	–	(11)	(11)
Adjusted balance as at 1 January 2018	178	605	17	(257)	(228)	4,318	4,633
Attributable profit for the year[1]	–	–	–	–	–	663	663
Other comprehensive expense	–	–	–	–	(112)	10	(102)
Equity dividends declared and paid	–	–	–	–	–	(321)	(321)
Share-based payments recognised	–	–	–	–	–	35	35
Taxation on share-based payments	–	–	–	–	–	1	1
Purchase of own shares	–	–	–	(48)	–	–	(48)
Cost of shares transferred to beneficiaries	–	–	–	40	–	(30)	10
Cancellation of treasury shares	(1)	–	1	51	–	(51)	–
Issue of ordinary share capital[5]	–	3	–	–	–	–	3
At 31 December 2018	177	608	18	(214)	(340)	4,625	4,874
Attributable profit for the year	–	–	–	–	–	600	600
Other comprehensive income	–	–	–	–	16	(12)	4
Equity dividends declared and paid	–	–	–	–	–	(318)	(318)
Share-based payments recognised	–	–	–	–	–	32	32
Taxation on share-based payments	–	–	–	–	–	1	1
Purchase of own shares	–	–	–	(63)	–	–	(63)
Cost of shares transferred to beneficiaries	–	–	–	38	–	(29)	9
Cancellation of treasury shares	–	–	–	50	–	(50)	–
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2019	177	610	18	(189)	(324)	4,849	5,141
Attributable profit for the year[1]	–	–	–	–	–	448	448
Other comprehensive income	–	–	–	–	(5)	6	1
Equity dividends declared and paid	–	–	–	–	–	(328)	(328)
Share-based payments recognised	–	–	–	–	–	26	26
Taxation on share-based payments	–	–	–	–	–	(4)	(4)
Purchase of own shares	–	–	–	(16)	–	–	(16)
Cost of shares transferred to beneficiaries	–	–	–	37	–	(28)	9
Cancellation of treasury shares	–	–	–	11	–	(11)	–
Issue of ordinary share capital[5]	–	2	–	–	–	–	2
At 31 December 2020	177	612	18	(157)	(329)	4,958	5,279

1	Attributable to equity holders of the Company and wholly derived from continuing operations.
2	Refer to Note 19.2 for further information.
3	Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2020 was $297m (2019: $318m loss, 2018: $339m loss).
4	Within retained earnings is a capital reserve of $2,266m (2019: $2,266m, 2018: $2,266m).
5	Issue of ordinary share capital in connection with the Group’s share incentive plans.

The Notes on pages 152–204 are an integral part of these accounts.

Smith+Nephew Annual Report 2020	151

Strategy

Group financial statements continued

Notes to the Group accounts

1 Basis of preparation

Smith & Nephew plc (the Company) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services.

The Group has prepared its accounts in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The Group has also prepared its accounts in accordance with IFRS as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2020. IFRSs as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are: inventories, liability provisions and impairment. These are discussed in Note 1.2 below. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of the COVID-19 pandemic has been considered as part of the Group’s adoption of the going concern basis in these financial statements. The Directors have prepared three-year projections as part of our Strategic Plan and also more detailed cash flow scenarios to 31 December 2022 for going concern purposes.

The Group had access to $1,751m of cash and cash equivalents at 31 December 2020. The Group’s net debt, excluding lease liabilities, at 31 December 2020 was $1,722m with access to committed facilities of $4.5bn with an average maturity of 5.2 years. At the date of approving these consolidated financial statements the funding position of the Group has remained unchanged and the cash position is not materially different other than the payment associated with the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation as described in note 23.

The Group has $265m of private placement debt due for repayment in 2021. $1,550m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of COVID-19 on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a further extended wave of restrictions on elective procedures in the first half of 2021 and the subsequent recovery. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 22 months from the date of the approval of the financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing the consolidated financial statements.

New accounting standards effective 2020

A number of new standards are effective from 1 January 2020 but they do not have a material effect on the Group’s financial statements. The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2021 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements. The Group had a number of interest rate swaps outstanding at 31 December 2020 which all mature in 2021 and for which published US Dollar LIBOR rates will still be available. The Group has a revolving credit facility of $1,000m and private placement notes of $25m which will be subject to IBOR reform. The Group expects that the interest rates for both will be changed to SOFR (Secured Overnight Financing Rate) in 2021 and that no significant modification gain or loss will arise as a result. The other new standards and amendments to standards are not expected to have a significant impact on adoption.

1.1 Consolidation

The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group.

152	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

1.2 Critical judgements and estimates

The Group prepares its consolidated financial statements in accordance with IFRS as issued by the IASB and IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

The Group’s accounting policies do not include any critical judgements. The Group’s accounting policies are set out in Notes 1–23 of the Notes to the Group accounts. Of those, the policies which require the most use of management’s estimation are outlined below. The critical estimates are consistent with 31 December 2019 except for business combinations, which is not a critical estimate at 31 December 2020 as there were no significant acquisitions in the year, and taxation, which is not a critical estimate at 31 December 2020 following the conclusion of tax audits leading to a significant release of provisions (see Note 5 for further details). Management’s assessment of the impact of COVID-19 on critical and other estimates is also outlined below.

Valuation of inventories

A feature of the Orthopaedics franchise (which accounts for approximately 60% of the Group’s total inventory and approximately 80% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use.

Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products. See Note 12 for further details.

COVID-19 impact assessment: Management have assessed the impact of COVID-19 on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Where possible, management have taken steps to reduce manufacturing output and purchase levels to respond to actual demand. Management have not changed their policy for calculating the provision since 31 December 2019, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. As a result of decreased sales demand and increased inventory levels, of which COVID-19 was a significant contributing factor, the provision has increased from $308m at 31 December 2019 to $377m at 31 December 2020. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $377m at 31 December 2020 barring unforeseen changes in sales demand like those experienced in 2020.

Smith+Nephew Annual Report 2020	153

Strategy

Group financial statements continued

Notes to the Group accounts continued

1 Basis of preparation continued

Liability provisioning

The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2021 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts. See Note 17 for further details.

COVID-19 impact assessment: Management considered whether there had been any changes to the number and value of claims due to COVID-19 and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

Impairment

In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. This critical estimate is not considered to have a significant risk of material adjustment in 2021 or thereafter based on sensitivity analyses undertaken (as outlined below). See Notes 8 and 9 for further details on impairment reviews.

COVID-19 impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2020 to identify any indicators of impairment as a result of COVID-19. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. No material impairments were identified as a result of the impairment reviews and sensitivity analyses undertaken.

1.3 Other estimates

Management have also considered the impact of COVID-19 on other estimates:

Trade receivables

Management have assessed the impact of COVID-19 on the expected credit loss allowance against trade receivables. Current and expected collection of trade receivables since the start of the COVID-19 pandemic has been reflected in country-specific expected credit loss models on a reasonable and supportable basis where possible, taking into account macroeconomic factors such as government support. In some instances, it was not possible to incorporate the specific effects of COVID-19 and macroeconomic factors on a reasonable and supportable basis. Where the effects of COVID-19 could not be reflected in expected credit loss models, further adjustments to the models were considered. These adjustments were based on the most recent information on the expected recoverability of trade receivable balances. The Group’s expected credit loss allowance increased from $59 million at 31 December 2019 to $71 million at 31 December 2020. This estimate is not considered to have a significant risk of material adjustment in 2021 or thereafter.

1.4 Foreign currencies

Functional and presentation currency

The Group accounts are presented in US Dollars. The Company’s functional currency is US Dollars.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group companies at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate as at the reporting date. Non-monetary items are not retranslated.

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

154	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2020	2019	2018
Average rates
Sterling	1.28	1.28	1.33
Euro	1.14	1.12	1.18
Swiss Franc	1.07	1.01	1.02
Year end rates
Sterling	1.37	1.32	1.28
Euro	1.23	1.12	1.14
Swiss Franc	1.14	1.04	1.02

2 Business segment information

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

Based on the aforementioned changes, the Group has concluded that there are three reportable segments from January 2019. The Group has not restated comparative information, other than revenue, as historical financial information is not available on a franchise basis.

The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the three franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

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

Smith+Nephew Annual Report 2020	155

Strategy

Group financial statements continued

Notes to the Group accounts continued

2 Business segment information continued

2.1 Revenue by business segment and geography

Accounting policy

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are fulfilled within one year. There is no significant revenue associated with the provision of services. Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

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

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

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

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenues from continuing operations as follows:

	2020	2019	2018
	$ million	$ million	$ million
Reportable segment revenue
Orthopaedics	1,917	2,222	2,168
Sports Medicine & ENT	1,333	1,536	1,461
Advanced Wound Management	1,310	1,380	1,275
Revenue from external customers	4,560	5,138	4,904

156	Smith+Nephew Annual Report 2020

Strategy
Accounts

Disaggregation of revenue:

The following table shows the disaggregation of Group revenue by product franchise:

	2020	2019[1]	2018[1]
	$ million	$ million	$ million
Revenue by product from continuing operations
Knee Implants	822	1,042	1,017
Hip Implants	567	613	613
Other Reconstruction	68	79	62
Trauma	460	488	476
Orthopaedics	1,917	2,222	2,168
Sports Medicine Joint Repair	710	794	717
Arthroscopic Enabling Technologies	517	591	600
ENT (Ear, Nose and Throat)	106	151	144
Sports Medicine & ENT	1,333	1,536	1,461
Advanced Wound Care	647	701	727
Advanced Wound Bioactives	431	436	333
Advanced Wound Devices	232	243	215
Advanced Wound Management	1,310	1,380	1,275
Consolidated revenue from continuing operations	4,560	5,138	4,904

1	Included within the 2019 and 2018 analysis is a reclassification of $13m (2018: $13m) of revenue formerly included in the Advanced Wound Care franchise of which $12m (2018: $13m) is now included in the Advanced Wound Bioactives franchise and $1m (2018: $nil) in the Advanced Wound Devices franchise in order to present consistent analysis to the 2020 results. There has been no change in total revenue for the year ended 31 December 2019 and 31 December 2018.

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

			2020			2019			2018
	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total	Established Markets[1]	Emerging Markets	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Orthopaedics, Sports Medicine & ENT	2,619	631	3,250	2,986	772	3,758	2,944	685	3,629
Advanced Wound Management	1,170	140	1,310	1,195	185	1,380	1,103	172	1,275
Total	3,789	771	4,560	4,181	957	5,138	4,047	857	4,904

1	Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

US revenue for 2020 was $2,339m (2019: $2,551m, 2018: $2,354m), China revenue for 2020 was $318m (2019: $336m, 2018: $270m) and UK revenue for 2020 was $166m (2019: $211m, 2018: $211m).

Smith+Nephew Annual Report 2020	157

Strategy

Group financial statements continued

Notes to the Group accounts continued

2 Business segment information continued

Contract assets and liabilities

The nature of our products and services do not generally give rise to contract assets as we do not typically incur costs to fulfil a contract before a product or service is provided to the customer. The Group generally satisfies performance obligations within one year from the contract inception date. There was no material revenue recognised in the current reporting period that related to carried-forward contract liabilities (deferred income) or performance obligations satisfied in the previous year. There is no material revenue that is likely to arise in future periods from unsatisfied performance obligations at the balance sheet date. Therefore, there are no associated significant accrued income and deferred income balances at 31 December 2020. As of 31 December 2020, contract assets principally comprised trade receivables and contract liabilities principally comprise rebates (as described in the accounting policy above). The accrual for rebates at 31 December 2020 was $97m (2019: $82m) with $445m being recognised in revenue in 2020.

Major customers

No single customer generates revenue greater than 10% of the consolidated revenue.

2.2 Trading and operating profit by business segment

Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items; amortisation and impairment of acquisition intangibles; significant restructuring programmes; gains and losses arising from legal disputes; and other significant items. Further detail is provided in Notes 2.3, 2.4, 2.5 and 2.6.

Segment trading profit is reconciled to the statutory measure below:

	2020	2019	2018[1]
	$ million	$ million	$ million
Segment profit
Orthopaedics	389	666
Sports Medicine & ENT	306	489
Advanced Wound Management	316	370
Segment trading profit	1,011	1,525
Corporate costs	(328)	(356)
Group trading profit	683	1,169	1,123
Acquisition and disposal related items	(4)	(32)	7
Restructuring and rationalisation expenses	(124)	(134)	(120)
Amortisation and impairment of acquisition intangibles	(171)	(143)	(113)
Legal and other	(89)	(45)	(34)
Group operating profit	295	815	863
1	Historical financial information is not available on a franchise basis.

2.3 Acquisition and disposal related items

For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

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

2.4 Restructuring and rationalisation costs

For the year ended 31 December 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the operations and commercial excellence programme announced in February 2020. For the years ended 31 December 2019 and 31 December 2018 costs relate to the APEX programme.

158	Smith+Nephew Annual Report 2020

Strategy
Accounts

2.5 Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2020, 2019 and 2018 these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

2.6 Legal and other

For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal- on-metal hip claims. The year to 31 December 2020 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021.

For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021. These charges in the year to 31 December 2019 were partially offset by a credit of $147m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the year ended 31 December 2018 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $72m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on metal hip claims globally. The year to 31 December 2018 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021. These charges in the year to 31 December 2018 were partially offset by a credit of $84m relating to settlement agreements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003.

2.7 Non-current assets by geography

The following table presents the non-current assets of the Group based on their location:

	2020	2019	2018
	$ million	$ million	$ million
United Kingdom	403	385	354
United States of America	4,093	4,034	3,186
Other	1,517	1,405	1,224
Total non-current assets of the consolidated Group[1]	6,013	5,824	4,764

1	Non-current assets excludes retirement benefit assets and deferred tax assets.

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

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

Smith+Nephew Annual Report 2020	159

Strategy

Group financial statements continued

Notes to the Group accounts continued

3 Operating profit continued

	2020	2019	2018
	$ million	$ million	$ million
Revenue	4,560	5,138	4,904
Cost of goods sold[1]	(1,396)	(1,338)	(1,298)
Gross profit	3,164	3,800	3,606
Research and development expenses[2]	(307)	(292)	(246)
Selling, general and administrative expenses:
Marketing, selling and distribution expenses	(1,773)	(1,911)	(1,820)
Administrative expenses[3,4,5,6]	(789)	(782)	(677)
	(2,562)	(2,693)	(2,497)
Operating profit	295	815	863
1	2020 includes $6m charge relating to legal and other items and $15m charge relating to restructuring and rationalisation expenses (2019: $5m charge relating to legal and other items and $7m charge relating to restructuring and rationalisation expenses, 2018: $4m of legal and other items).
2	2020 includes $28m charge relating to legal and other items (2019: $24m, 2018: $9m).
3	2020 includes $63m of amortisation of software and other intangible assets (2019: $61m, 2018: $63m).
4	2020 includes $171m of amortisation and impairment of acquisition intangibles and $109m of restructuring and rationalisation expenses (2019: $143m of amortisation and impairment of acquisition intangibles and $127m of restructuring and rationalisation expenses, 2018: $113m of amortisation and impairment of acquisition intangibles and $120m of restructuring and rationalisation expenses).
5	2020 includes $55m charge relating to legal and other items (2019: $16m charge, 2018: $21m charge).
6	2020 includes $4m charge of acquisition and disposal related items (2019: $32m charge, 2018: $7m credit).

Note that items detailed in 1, 2, 4, 5 and 6 are excluded from the calculation of trading profit, the segments’ profit measure.

Operating profit is stated after charging/(crediting) the following items:

	2020	2019	2018
	$ million	$ million	$ million
Other operating income	–	(147)	(107)
Amortisation of intangible assets	234	204	176
Impairment of intangible assets	12	2	3
Impairment of property, plant and equipment	5	4	5
Fair value remeasurement of trade investments	–	12	9
Depreciation of property, plant and equipment[1]	311	292	251
Loss on disposal of property, plant and equipment and intangible assets	34	16	19
Operating lease payments for land and buildings	–	–	32
Operating lease payments for other assets	–	–	25
Advertising costs	66	85	88

1 The 2020 depreciation charge includes $51m (2019: $50m, 2018: $nil) related to right-of-use assets.

In 2019 other operating income comprises insurance recoveries for ongoing metal-on-metal hip claims (2018: insurance recovery relating to product liability claims involving macrotextured components voluntarily withdrawn from the market in 2003 and a gain relating to patent litigation). In 2019, $147m (2018: $84m) of other operating income was included with legal and other items, as explained in Note 2.6, and does not form part of trading profit, the segments’ profit measure.

160	Smith+Nephew Annual Report 2020

Strategy
Accounts

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

		2020	2019	2018
	Notes	$ million	$ million	$ million
Wages and salaries		1,392	1,435	1,330
Social security costs		190	193	176
Pension costs (including retirement healthcare)	18	78	76	65
Share-based payments	22	26	32	35
		1,686	1,736	1,606

During the year ended 31 December 2020, the average number of employees was 18,581 (2019: 18,030, 2018: 16,681).

3.2 Audit Fees – information about the nature and cost of services provided by the auditor

	2020	2019	2018
	$ million	$ million	$ million
Audit services:
Group accounts	5.0	3.8	2.6
Local statutory audit pursuant to legislation	2.0	2.7	3.4
Other services:
Audit related services	0.4	0.3	–
Total auditor’s remuneration	7.4	6.8	6.0
Arising:
In the UK	3.6	3.0	2.4
Outside the UK	3.8	3.8	3.6
	7.4	6.8	6.0

4 Interest and other finance costs

4.1 Interest income/(expense)

	2020	2019	2018
	$ million	$ million	$ million
Interest income	6	10	8
Interest expense:
Bank borrowings	(4)	(7)	(11)
Private placement notes	(42)	(41)	(38)
Lease liabilities	(6)	(6)	–
Corporate bond	(5)	–	–
Other	(5)	(11)	(10)
	(62)	(65)	(59)
Net interest expense	(56)	(55)	(51)

4.2 Other finance costs

		2020	2019	2018
	Notes	$ million	$ million	$ million
Retirement benefit net interest expense	18	(2)	(2)	(3)
Unwinding of discount		(11)	(8)	(9)
Other		6	(8)	(8)
Other finance costs		(7)	(18)	(20)

Smith+Nephew Annual Report 2020	161

Strategy

Group financial statements continued

Notes to the Group accounts continued

5 Taxation

Accounting policy

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or non-deductible. It is calculated using tax rates that have been enacted or substantively enacted as at the balance sheet date.

The Group operates in numerous tax jurisdictions around the world. At any given time, the Group typically is involved in tax audits and other disputes and will have other tax returns potentially subject to audit. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of tax provision where considered appropriate. The ultimate tax liability may differ from the amount provided depending on factors including interpretations of tax law and settlement negotiations.

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

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date taking into account the recoverability of the deferred tax assets, future profitability and any restrictions on use. The Group considers available evidence to assess future profitability over a reasonably foreseeable time period, depending on the circumstances and typically a minimum of five years. Any material unrecognised deferred tax assets are disclosed in Note 5.

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

5.1 Taxation charge attributable to the Group

	2020	2019	2018
	$ million	$ million	$ million
Current taxation:
UK corporation tax	16	27	27
Overseas tax	40	140	131
Current income tax charge	56	167	158
Adjustments in respect of prior periods	(191)	(11)	(33)
Total current taxation	(135)	156	125
Deferred taxation:
Origination and reversal of temporary differences	(49)	(9)	(3)
Changes in tax rates	(12)	3	1
Adjustments to estimated amounts arising in prior periods	(6)	(7)	(5)
Total deferred taxation	(67)	(13)	(7)
Total taxation as per the income statement	(202)	143	118
Taxation in other comprehensive income	–	(2)	(4)
Taxation in equity	4	(1)	(1)
Taxation (credit)/charge attributable to the Group	(198)	140	113

162	Smith+Nephew Annual Report 2020

Strategy
Accounts

The 2020 net prior period adjustment of $197m is explained predominantly by a current tax credit resulting from the successful UK tax litigation outcome (see below), and releases of provisions following the conclusion of tax audits and other settlements. The 2019 and 2018 net prior period adjustments of $18m and $38m respectively mainly relate to the expiry of statute of limitations and tax accrual to tax return adjustments, partially offset by an increase in certain other tax provisions.

The total taxation credit as per the income statement of $202m includes a $274m net credit (2019: $68m net credit, 2018: $51m net credit) as a consequence of the successful outcome of the UK tax litigation, restructuring and rationalisation related costs, acquisitions and disposal related items, amortisation and impairment of acquisition intangibles, legal and other charges.

Factors affecting future tax charges

The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including transfer pricing, tax rate changes, tax legislation changes, tax authority interpretation, expiry of statute of limitations, tax litigation, and resolution of tax audits and disputes.

At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. Total tax liabilities include $162m (2019: $201m) in relation to uncertain tax positions which relate to multiple issues across the jurisdictions in which the Group operates. Other payables includes $15m (2019: $17m) of other interest on these provisions. Other receivables includes $95m (2019: $21m) of tax receivables relating to payments on account and repayments due in a number of jurisdictions, principally relating to the US.

The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters, as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided, resulting in a negative or positive effect on the tax charge in any given year. A reduction in the tax charge may also arise for other reasons such as an expiry of the relevant statute of limitations. Depending on the final outcome of certain tax audits which are currently in progress, possible statute of limitations expiry and other factors, an impact on the tax charge could arise. Whilst such an impact can vary from year to year, we believe the possibility of a material impact on the tax charge for 2021 is unlikely.

UK tax litigation

In December 2016, the Group appealed to the First Tier Tribunal against a decision by HM Revenue & Customs (HMRC) relating to the UK tax deductibility of historic foreign exchange losses totalling £675m. The decision of the First Tier Tribunal upheld the Group’s appeal.

HMRC’s subsequent appeal was heard by the Upper Tribunal in June 2018 which upheld the decision of the First Tier Tribunal. HMRC was granted leave to appeal in the Court of Appeal, which was heard in October 2019 and (following adjournment) in January 2020. In March 2020, the Court of Appeal published its decision again upholding the Group’s position. In June 2020, the Group received confirmation that HMRC had not appealed to the Supreme Court, making the Group’s right to the deductions conclusive. As a result, full benefit for these deductions has been recognised in the Group’s financial statements (no tax benefit for these losses was recognised in previous periods), within current tax, and within deferred tax to the extent that losses not yet utilised are reasonably expected to be realised in the future. In the second half of 2020 the Group has received a cash tax refund of $100m (£78m) in addition to accrued interest of $6m, in respect of tax previously overpaid; and a deferred tax asset of $42m has been recognised in respect of the losses not yet utilised. There is an unrecognised deferred tax credit of $47m in relation to losses arising from the decision which are not considered to have a realistically foreseeable potential to be utilised at the current time.

EU state aid

A factor that may have a future effect on our tax charge is the decision by the European Commission (EC), published in April 2019, that the UK CFC financing exemption (FCPE) rules between 2013 and 2018 partially constituted illegal State Aid. The UK government and many potentially affected taxpayers, including us, have applied to the Court of Justice of the European Union (CJEU) for annulment of the EC’s decision. At the EC’s request, HMRC requested, from potentially affected companies, certain information and facts in order to review whether there may be a potential liability, were the EC’s position to be upheld, to which we fully responded within HMRC’s specified timeframe. The amount of tax ultimately due, if any, will depend both on generic technical legislative interpretation and company-specific facts and circumstances. HMRC is under a legal obligation to collect potentially underpaid tax ahead of the determination of the appeals by the CJEU, and by virtue of a recent law change, any assessment raised by HMRC could be appealed but the tax charged under it could not be postponed.

As of 12 February 2021, we had received no assessment or other demand, nor any other communication from HMRC following our most recent information submission. If the EC decision were ultimately to be upheld on generic technical legislative grounds, subject to any relief based on company-specific facts and circumstances, we calculate our maximum potential liability as at 31 December 2020 to be approximately $155m. Based on current information, we do not consider it can reasonably be concluded that it is more likely than not that any liability would arise, and therefore no provision has been recognised.

Smith+Nephew Annual Report 2020	163

Strategy

Group financial statements continued

Notes to the Group accounts continued

5 Taxation continued

In 2016, the UK Government enacted legislation to reduce the main rate of UK statutory corporation tax to 19.0% from 1 April 2017 and 17.0% from 1 April 2020. On 11 March 2020, the UK Government announced that the planned corporation tax reduction to 17.0% would be postponed and the UK corporation tax rate would be maintained at 19.0% for the financial years starting 1 April 2020 and 2021. Therefore UK deferred tax has been calculated for the purposes of the 2020 financial statements based on a 19.0% rate whereas 17.0% was assumed in the 2019 financial statements.

The UK standard rate of corporation tax for 2020 is 19.0% (2019: 19.0%, 2018: 19.0%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge:

	2020	2019	2018
	$ million	$ million	$ million
Profit before taxation	246	743	781
Expected taxation at UK statutory rate of 19.0% (2019: 19.0%, 2018: 19%)	47	141	148
Differences in overseas taxation rates[1]	(37)	5	(6)
R&D credits	(9)	(8)	(6)
Tax losses and other deferred tax assets not recognised	15	–	4
Recognition of previously unrecognised tax losses[2]	(45)	(2)	(1)
Expenses not deductible for tax purposes	29	18	15
Change in tax rates	(12)	3	1
Withholding tax on unremitted earnings	7	4	1
Adjustments in respect of prior years[3]	(197)	(18)	(38)
Total taxation (credit)/charge as per the income statement	(202)	143	118

1	In 2020 this principally relates to the carry back of losses relating to non-trading items.
2	In 2020 this principally relates to the recognition of previously unrecognised brought forward losses following the successful UK tax litigation outcome.
3	The adjustments in respect of prior years are explained on page 162.

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

					Inventory,
	Accelerated		Retirement		provisions
	tax		benefit		and other
	depreciation	Intangibles	obligations	Losses	differences	Total
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2018	(52)	(126)	5	28	172	27
Exchange adjustment	–	(1)	–	–	–	(1)
Movement in income statement – current year	19	11	–	(19)	(2)	9
Movement in income statement – prior years	(3)	–	–	–	10	7
Movement in other comprehensive income	–	–	1	–	–	1
Movement in equity	–	–	–	–	1	1
Changes in tax rate	(1)	1	1	–	(4)	(3)
Acquisitions	–	(106)	–	37	11	(58)
At 31 December 2019	(37)	(221)	7	46	188	(17)
Exchange adjustment	–	–	2	–	8	10
Movement in income statement – current year	(23)	20	–	51	1	49
Movement in income statement – prior years	(3)	3	–	3	3	6
Movement in other comprehensive income	–	–	(4)	–	2	(2)
Movement in equity	–	–	–	–	(4)	(4)
Changes in tax rate	2	6	–	–	4	12
Acquisitions	–	(17)	–	23	1	7
At 31 December 2020	(61)	(209)	5	123	203	61

164	Smith+Nephew Annual Report 2020

Strategy
Accounts

Represented by:

	2020	2019
	$ million	$ million
Deferred tax assets	202	150
Deferred tax liabilities	(141)	(167)
Net position at 31 December	61	(17)

The deferred tax asset of $203m relating to inventory, provisions and other differences includes inventory ($131m), provisions and other short-term temporary differences ($61m) and bad debt provisions ($11m).

The Group has gross unused trading and non-trading tax losses of $771m (2019: $219m), the increase being mainly attributable to the successful UK tax litigation case and losses inherited from US acquisitions, and gross unused capital losses of $109m (2019: $104m), available for offset against future profits, of which $3m of trading losses will expire within five years from the balance sheet date if not utilised. A deferred tax asset of $123m (2019: $46m) has been recognised in respect of $451m (2019: $116m) of the trading and non-trading tax losses. No deferred tax asset has been recognised on the remaining unused tax losses as they are not expected to be realised in the foreseeable future.

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

Adjusted earnings per share

Adjusted earnings per share (or adjusted basic earnings per share) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure. The Group has identified the following items as those to be excluded when arriving at adjusted attributable profit: acquisition and disposal related items including amortisation and impairment of acquisition intangible assets; significant restructuring programmes; significant gains and losses arising from legal disputes and other significant items (including UK tax litigation) and taxation thereon. Adjusted diluted earnings per share is calculated by adjusting the adjusted basic earnings per share for the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, which comprise share options and awards granted to employees.

Smith+Nephew Annual Report 2020	165

Strategy

Group financial statements continued

Notes to the Group accounts continued

6 Earnings per ordinary share continued

The calculations of the basic, diluted and adjusted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2020	2019	2018
	$ million	$ million	$ million
Earnings
Attributable profit for the year	448	600	663
Adjusted attributable profit (see below)	564	893	881

Attributable profit is reconciled to adjusted attributable profit as follows:

		2020	2019	2018
	Notes	$ million	$ million	$ million
Attributable profit for the year		448	600	663
Acquisition and disposal related items[1]		4	34	(7)
Restructuring and rationalisation costs	3	124	134	120
Amortisation and impairment of acquisition intangibles[2]	9	171	143	118
Legal and other[3]		91	50	38
UK tax litigation	5	(142)	–	–
Taxation on excluded items	5	(132)	(68)	(51)
Adjusted attributable profit		564	893	881

1

Acquisition and disposal related items includes a $4m charge within operating profit (2019: $32m charge, 2018: $7m credit) and a $nil charge within share of result of associates (2019: $2m, 2018: $nil).

2

In 2020 amortisation and impairment of acquisition intangibles includes a $171m charge within operating profit (2019: $143m charge within operating profit, 2018: $113m charge within operating profit and a $5m charge within share of result of associates).

3

Legal and other charge in 2020 includes $89m (2019: $45m charge, 2018: $34m charge) within operating profit (refer to Note 2.6) and a $8m charge (2019: $5m charge, 2018: $4m charge) within other finance costs for unwinding of the discount on the provision for known, anticipated and settled metal-on-metal hip claims globally. In 2020, other finance costs includes a credit of $6m for interest on a tax refund relating to the UK tax litigation case (see Note 5).

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings per ordinary share are as follows:

	2020	2019	2018
Number of shares (millions)
Basic weighted number of shares	875	874	873
Dilutive impact of share incentive schemes outstanding	2	3	3
Diluted weighted average number of shares	877	877	876

Earnings per ordinary share
Basic	51.3¢	68.6¢	76.0¢
Diluted	51.2¢	68.4¢	75.7¢
Adjusted:
Basic	64.6¢	102.2¢	100.9¢
Diluted	64.4¢	101.9¢	100.6¢

166	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

Cash flows arising on lease interest payments are included in operating cash flows whereas cash flows arising on the capital repayments of the lease liability are included in financing cash flows. Prior to the adoption of IFRS 16, cash flows associated with lease payments were presented in operating cash flows.

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

Smith+Nephew Annual Report 2020	167

Strategy

Group financial statements continued

Notes to the Group accounts continued

7 Property, plant and equipment continued

			Plant and equipment		Assets in
		Land and			course of
		buildings	Instruments	Other	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million
Cost
At 31 December 2018		335	1,388	1,032	128	2,883
Recognition of right-of-use asset on initial application of IFRS 16		134	–	25	–	159
Adjusted balance at 1 January 2019		469	1,388	1,057	128	3,042
Exchange adjustment		2	(2)	8	1	9
Acquisitions	21	7	–	2	–	9
Additions		42	198	37	128	405
Disposals		(11)	(72)	(19)	(2)	(104)
Impairment		–	–	–	(4)	(4)
Transfers		24	–	57	(81)	–
At 31 December 2019		533	1,512	1,142	170	3,357
Exchange adjustment		15	45	26	–	86
Acquisitions	21	5	–	1	–	6
Additions		80	203	37	132	452
Disposals		(23)	(74)	(21)	(1)	(119)
Impairment		(8)	–	(5)	–	(13)
Transfers		14	(10)	64	(85)	(17)
At 31 December 2020		616	1,676	1,244	216	3,752
Depreciation and impairment
At 1 January 2019		109	1,001	711	–	1,821
Exchange adjustment		1	(2)	5	–	4
Charge for the year		51	157	84	–	292
Disposals		(6)	(60)	(17)	–	(83)
Transfers		–	(1)	1	–	–
At 31 December 2019		155	1,095	784	–	2,034
Exchange adjustment		5	34	20	–	59
Charge for the year		57	165	89	–	311
Impairment		(5)	–	(3)	–	(8)
Disposals		(13)	(61)	(19)	–	(93)
At 31 December 2020		199	1,233	871	–	2,303
Net book amounts
At 31 December 2020		417	443	373	216	1,449
At 31 December 2019		378	417	358	170	1,323

Land and buildings includes land with a cost of $22m (2019: $24m) that is not subject to depreciation. Transfers from assets in course of construction includes $10m (2019: $nil) of software. Assets under construction reflect that the Group is undergoing investment in its manufacturing facilities including its new facility in Malaysia. Instrument transfers include $7m (2019: $nil) to inventory. Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $56m (2019: $33m). The amount of borrowing costs capitalised in 2020 and 2019 was minimal.

Information about the Group’s right-of-use assets is outlined below:

	Land and buildings	Plant and equipment
2020	$ million	$ million
Additions	70	10
Depreciation charge in the year	38	13
Net book value at 31 December	173	23

168	Smith+Nephew Annual Report 2020

Strategy
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

		2020	2019
	Notes	$ million	$ million
Cost and net book value
At 1 January		2,789	2,337
Exchange adjustment		43	11
Acquisitions	21	96	441
At 31 December		2,928	2,789

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

Goodwill is allocated to the Group’s CGUs as follows:

	2020	2019
	$ million	$ million
Orthopaedics	830	787
Sports Medicine & ENT	1,462	1,364
Advanced Wound Management	636	638
	2,928	2,789

Impairment reviews were performed as of September 2020 and September 2019 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were updated during December, taking into account any significant events that occurred between September and December.

The impact of COVID-19 was considered in the goodwill impairment reviews and recoverable amounts were based on cash flow projections using the Group’s base case scenario in its going concern models. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. No impairment was identified as a result of the impairment reviews and sensitivity analyses undertaken.

Smith+Nephew Annual Report 2020	169

Strategy

Group financial statements continued

Notes to the Group accounts continued

8 Goodwill continued

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

8.1 Orthopaedics CGU

The cash flows used in the value-in-use calculation for the Orthopaedics CGU, which includes the Reconstruction and Trauma businesses, reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting-edge innovation, disruptive business models and a strong Emerging Markets platform to drive our performance.

The compound annual revenue growth rate for the three-year period was 11.7% (2019: 6.0%) for the various components of the Orthopaedics CGU. The average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2019: 2.0%). The pre-tax discount rate used in the Orthopaedics CGU value-in-use calculation reflects the geographical mix and is 9.4% (2019: 9.5%).

8.2 Sports Medicine & ENT CGU

The value-in-use calculation for the Sports Medicine & ENT CGU reflects growth rates and cash flows consistent with management’s strategy to rebalance Smith+Nephew towards higher growth areas such as Sports Medicine.

The compound annual revenue growth rate for the three-year period was 12.2% (2019: 5.8%) for the various components of the Sports Medicine & ENTs CGU. The weighted average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2019: 2.0%). The pre-tax discount rate used in the Sports Medicine & ENT CGU value-in-use calculation reflects the geographical mix of the revenues and is 9.4% (2019: 9.5%).

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

The compound annual revenue growth rate for the three-year period was 5.7% (2019: 4.8%) for the various components of the Advanced Wound Management CGU. The weighted average growth rate used to extrapolate the cash flows beyond the three-year period in calculating the terminal value is 2.0% (2019: 2.0%). The pre-tax discount rate used in the Advanced Wound Management CGU value-in-use calculation reflects the geographical mix and industry sector and is 9.4% (2019: 9.5%).

8.4 Sensitivity to changes in assumptions used in value-in-use calculations

The calculations of value-in-use for the identified CGUs are most sensitive to changes in discount and growth rates. Management’s consideration of these sensitivities is set out below:

Growth of market and market share – management has considered the impact of a variance in market growth and market share. The value‑in‑use calculations show that if the assumed long-term growth rates were reduced to nil, the recoverable amount of each CGU would still be greater than its carrying value.

Discount rate – management has considered the impact of an increase in the discount rate applied to the value-in-use calculations. This sensitivity analysis shows that for the recoverable amount of each CGU to be less than its carrying value, the discount rate would have to be increased to 14.98% for the Orthopaedics CGU, 12.43% for the Sports Medicine & ENT CGU and 14.39% for the Advanced Wound Management CGU. Such increases in discount rates are not considered to be reasonably possible.

170	Smith+Nephew Annual Report 2020

Strategy
Accounts

9 Intangible assets

Accounting policy

Intangible assets

Intangible assets acquired separately from a business combination (including purchased patents, know-how, trademarks, licences and distribution rights) are initially measured at cost. The cost of intangible assets acquired in a material business combination (referred to as acquisition intangibles) is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All intangible assets are amortised on a straight-line basis over their estimated useful economic lives. The estimated useful economic life of software ranges between three and seven years. The estimated useful economic life of technology assets ranges between 6–20 years, product-related assets ranges between 2–20 years, and customer and distribution assets ranges between 2–14 years. Internally-generated intangible assets are expensed in the income statement as incurred. Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware is capitalised as plant and equipment.

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

Smith+Nephew Annual Report 2020	171

Strategy

Group financial statements continued

Notes to the Group accounts continued

9 Intangible assets continued

				Customer and		Assets
			Product-	distribution		in course of
		Technology	related	related	Software	construction	Total
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cost
At 1 January 2019		354	1,836	112	413	13	2,728
Exchange adjustment		(1)	3	–	–	1	3
Acquisitions		75	350	90	–	–	515
Additions		–	1	6	12	30	49
Disposals		–	(1)	–	(3)	–	(4)
Transfers		–	–	–	6	(6)	–
At 31 December 2019		428	2,189	208	428	38	3,291
Exchange adjustment		10	42	(7)	6	–	51
Acquisitions	21	57	4	–	–	–	61
Additions		–	1	25	26	26	78
Disposals		–	–	–	(3)	–	(3)
Transfers		–	–	–	20	(10)	10
At 31 December 2020		495	2,236	226	477	54	3,488
Amortisation and impairment
At 1 January 2019		74	1,081	95	268	–	1,518
Exchange adjustment		–	4	(1)	–	–	3
Charge for the year		28	118	15	43	–	204
Impairment		–	–	–	2	–	2
Disposals		–	–	–	(3)	–	(3)
At 31 December 2019		102	1,203	109	310	–	1,724
Exchange adjustment		4	36	(8)	2	–	34
Charge for the year		36	129	25	44	–	234
Impairment		–	5	–	7	–	12
Disposals		–	–	–	(2)	–	(2)
At 31 December 2020		142	1,373	126	361	–	2,002
Net book amounts
At 31 December 2020		353	863	100	116	54	1,486
At 31 December 2019		326	986	99	118	38	1,567

Transfers into software and assets in course of construction includes $10m (2019: $nil) of software transferred from property, plant and equipment. Group capital expenditure relating to software contracted but not provided for amounted to $9m (2019: $5m).

Additions in 2020 include $7m of accrued capital spend. Amortisation and impairment of acquisition intangibles is set out below:

	2020	2019
	$ million	$ million
Technology	37	28
Product-related	119	104
Customer and distribution related	15	11
Total	171	143

Management have assessed the acquisition intangible assets held by the Group to identify any indicators of impairment as a result of COVID-19. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. As a result there was an impairment charge of $4m booked in 2020 (2019: $nil) in relation to an immaterial product asset in acquisition intangibles.

172	Smith+Nephew Annual Report 2020

Strategy
Accounts

The table below provides further detail on the largest intangible assets and their remaining amortisation period:

		Remaining
	Carrying value	amortisation
	$ million	period
Intangibles acquired as part of the ArthroCare acquisition	427	3–13 years
Intangibles acquired as part of the Osiris acquisition	299	8 years
Intangibles acquired as part of the Healthpoint acquisition	252	2-7 years

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

		2020	2019
	Notes	$ million	$ million
At 1 January		7	34
Acquisitions	21	–	17
Additions		2	1
Fair value remeasurement		–	12
Distributions received		–	(2)
Disposals		–	(46)
Transfers to cash and cash equivalents		–	(9)
At 31 December		9	7

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

At 31 December 2020, the Group holds 47.6% (2019: 49%) of Bioventus LLC (Bioventus). Bioventus is a limited liability company operating as a partnership. Subsequent to the year end, Bioventus commenced trading on the Nasdaq Global Market (see Note 23 for further details). The company’s headquarters is located in Durham, North Carolina, US. Bioventus focuses its medical product development around active healing therapies and the surgical performance of orthobiologics. The active healing therapies product line supports accelerated and more complete healing of bone fractures, and treats the chronic pain associated with osteoarthritis. The Group’s ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products. The profit after taxation recognised in the income statement relating to Bioventus was $14m (2019: $1m). The balance sheet carrying value relating to Bioventus is $105m (2019: $100m).

The carrying amount of this investment was reviewed for impairment as at the balance sheet date. For the purposes of impairment testing the recoverable amount of this investment was based on its fair value less costs to sell, estimated using discounted cash flows.

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2020	2019
	$ million	$ million
Balance sheet	108	103
Income statement profit	14	1

Smith+Nephew Annual Report 2020	173

Strategy

Group financial statements continued

Notes to the Group accounts continued

11 Investments in associates continued

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies:

	2020	2019
	$ million	$ million
Summarised statement of comprehensive income
Revenue	311	342
Attributable profit for the year	19	8
Group adjustments[1]	11	(6)
Total comprehensive profit	30	2
Group share of profit for the year at 47.6% (2019: 49%)	14	1

	2020	2019
	$ million	$ million
Summarised balance sheet
Non-current assets	283	297
Current assets	210	183
Non-current liabilities	(223)	(241)
Current liabilities	(117)	(87)
Net assets	153	152
Non-controlling interest	(1)	(10)
Net equity attributable to owners	152	142
Group’s share of net assets at 47.6% (2019: 49%)	72	70
Group adjustments[1]	33	30
Group’s carrying amount of investment at 47.6% (2019: 49%)	105	100
1	Group adjustments include an adjustment to align the useful life of intangible assets with Group policy.

During the year the Group received a $9m (2019: $3m) cash distribution from Bioventus.

At December 2020, the Group held equity investments in two other associates (2019: one) with a carrying value of $3m (2019: $3m).

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

174	Smith+Nephew Annual Report 2020

Strategy
Accounts

	2020	2019	2018
	$ million	$ million	$ million
Raw materials and consumables	370	287	219
Work-in-progress	61	100	88
Finished goods and goods for resale	1,260	1,227	1,088
	1,691	1,614	1,395

Management have assessed the impact of COVID-19 on the provision for excess and obsolete inventory, specifically considering the impact of lower sales demand and increased inventory levels. Management have not changed their policy for calculating the provision since 31 December 2019, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. As a result of decreased sales demand and increased inventory levels, of which COVID-19 was a significant contributing factor, the provision has increased from $308m at 31 December 2019 to $377m at 31 December 2020. The provision also increased as a result of foreign exchange movements of $10m. The determination of the estimate of excess and obsolete inventory is a critical accounting estimate and includes assumptions on the future usage of all different items of finished goods. This estimate is not considered to have a range of potential outcomes that is significantly different to the $377m held at 31 December 2020.

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,129m (2019: $1,147m, 2018: $1,126m). Net adverse manufacturing variances of $85m generated by factory specific shutdowns or reductions in scheduled production due to COVID-19 were directly expensed to the cost of goods sold. In addition, $144m was recognised as an expense within cost of goods sold resulting from inventory write-offs and provision increases (2019: $70m, 2018: $94m).

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

13 Trade and other receivables

Accounting policy

Trade and other receivables are carried at amortised cost, less any allowances for uncollectible amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date when they are classified as non-current assets.

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

	2020	2019	2018
	$ million	$ million	$ million
Trade and other receivables due within one year
Trade receivables	982	1,141	1,166
Less: loss allowance	(71)	(59)	(62)
Trade receivables – net	911	1,082	1,104
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	24	26	37
Other receivables	100	124	107
Current tax receivable	95	21	–
Prepayments	81	75	69
	1,211	1,328	1,317
Due after more than one year
Other non-current assets	33	35	16
	1,244	1,363	1,333

Smith+Nephew Annual Report 2020	175

Strategy

Group financial statements continued

Notes to the Group accounts continued

13 Trade and other receivables continued

Other non-current assets primarily relate to long-term prepayments and contingent consideration. Trade receivables are classified as loans and receivables. Management considers that the carrying amount of trade and other receivables approximates the fair value. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk. The loss allowance relating to other receivables is de minimis.

Management have assessed the impact of COVID-19 on the expected credit loss allowance against trade receivables. Current and expected collection of trade receivables since the start of the COVID-19 pandemic has been reflected in country-specific expected credit loss models on a reasonable and supportable basis where possible, taking into account macroeconomic factors such as government support. In some instances, it was not possible to incorporate the specific effects of COVID-19 and macroeconomic factors on a reasonable and supportable basis. Where the effects of COVID-19 could not be reflected in expected credit loss models, further adjustments to the models were considered. These adjustments were based on the most recent information on the expected recoverability of trade receivable balances. The Group’s expected credit loss allowance increased from $59m at 31 December 2019 to $71m at 31 December 2020. The loss allowance expense for the year was $25m (2019: $15m, 2018: $14m).

The following table provides information about the ageing of and expected credit losses for trade receivables:

	2020 Weighted average loss rate	2020 Loss allowance	2020 Gross carrying amount	2019 Gross carrying amount	2018 Gross carrying amount
	%	$ million	$ million	$ million	$ million
Not past due	-0.4%	(2)	510	681	647
Past due not more than 3 months	-0.9%	(2)	220	190	271
Past due more than 3 months	-4.5%	(4)	88	85	78
Past due more than 6 months	-38.4%	(63)	164	185	170
		(71)	982	1,141	1,166
Loss allowance			(71)	(59)	(62)
Trade receivables – net			911	1,082	1,104

The Group’s expected credit loss accounting policy includes guidance on how the expected credit loss percentages should be determined; it does not include preset limits as the customer groups and risk profiles are not consistent across all of our markets. Each market determines their own percentages based on historic experience and future expectations, and in-line with the general guidance in the Group’s policy.

Movements in the loss allowance were as follows:

	2020	2019	2018
	$ million	$ million	$ million
At 31 December in prior year	59	62	69
Adjustment on initial application of IFRS 9			14
Adjusted balance at 1 January	59	62	83
Exchange adjustment	1	(1)	(3)
Reclassification[1]	–	–	(8)
Acquisitions	–	9	–
Net receivables provided during the year	25	15	14
Utilisation of provision	(14)	(26)	(24)
At 31 December	71	59	62

1 On transition to IFRS 9, the Group reclassified a credit note provision from the loss allowance to gross trade receivables.

Trade receivables include amounts denominated in the following major currencies:

	2020	2019	2018
	$ million	$ million	$ million
US Dollar	380	493	527
Sterling	34	41	45
Euro	198	211	201
Other	299	337	331
Trade receivables – net	911	1,082	1,104

176	Smith+Nephew Annual Report 2020

Strategy
Accounts

14 Trade and other payables

	2020	2019
	$ million	$ million
Trade and other payables due within one year
Trade and other payables	891	941
Derivatives – forward foreign exchange, currency swaps and interest rate contracts	59	23
Acquisition consideration	72	82
	1,022	1,046
Other payables due after one year
Acquisition consideration	93	99
Other payables	1	3
	94	102

The acquisition consideration includes $128m (2019: $141m) contingent upon future events.

The acquisition consideration due after more than one year is expected to be payable as follows: $33m in 2022, $32m in 2023, $15m in 2024, $8m in 2025, and $5m due in over five years (2019: $61m in 2021, $20m in 2022, $7m in 2023, $3m in 2024, and $8m due in over five years).

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash at bank.

	2020	2019
	$ million	$ million
Bank overdrafts, borrowings and loans due within one year	279	26
Long-term bank borrowings	930	851
Corporate bond	992	–
Private placement notes	1,285	1,000
Borrowings	3,486	1,877
Cash at bank	(1,762)	(277)
Credit balance on derivatives – interest rate swaps	(2)	–
Net debt	1,722	1,600
Non-current lease liabilities	146	124
Current lease liabilities	58	46
Net debt including lease liabilities	1,926	1,770

Smith+Nephew Annual Report 2020	177

Strategy

Group financial statements continued

Notes to the Group accounts continued

15 Cash and borrowings continued

Borrowings are repayable as follows:

	Within	Between	Between	Between	Between
	one year or	one and	two and	three and	four and	After
	on demand	two years	three years	four years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2020
Bank loans	1	604	326	–	–	–	931
Bank overdrafts	11	–	–	–	–	–	11
Corporate bond	–	–	–	–	–	992	992
Private placement notes	267	125	105	430	–	625	1,552
Lease liabilities[1]	58	44	30	21	15	47	215
	337	773	461	451	15	1,664	3,701
At 31 December 2019
Bank loans	6	553	–	298	–	–	857
Bank overdrafts	20	–	–	–	–	–	20
Private placement notes	–	265	125	105	430	75	1,000
Lease liabilities[1]	46	39	30	20	14	37	186
	72	857	155	423	444	112	2,063

1	The lease liabilities presented above of $215m (2019: $186m) are on an undiscounted basis. The lease liabilities on a discounted basis, as outlined on the prior page, are $204m (2019: $170m).

15.2 Liquidity risk exposures

The Board has established a set of policies to manage funding and currency risks. The Group uses derivative financial instruments only to manage the financial risks associated with underlying business activities and their financing. Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium-term cash forecasts, having regard to the maturities of investments and borrowing facilities. The Group has available committed facilities of $4.5bn (2019: $2.9bn). During 2020, the Group issued its first corporate bond, in the form of $1bn (before expenses and underwriting discounts) of notes bearing an interest rate of 2.032% repayable in 2030. Euro term loans of €492m have been extended from May 2021 to mature in May 2022.

The interest payable on borrowings under committed facilities is either at fixed or floating rates. Floating rates are typically based on the LIBOR (or other reference rate) relevant to the term and currency concerned. The Company is subject to financial covenants under its private placement agreements. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2020 the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur.

178	Smith+Nephew Annual Report 2020

Strategy
Accounts

The Group’s committed facilities at 31 December 2020 are:

Facility	Date due
$75 million 3.23% Senior Notes	January 2021
$190 million 2.97% Senior Notes	November 2021
$75 million 3.46% Senior Notes	January 2022
€223 million bilateral, term loan facility	May 2022
€269 million bilateral, term loan facility	May 2022
$50 million 3.15% Senior Notes	November 2022
€265 million bilateral, term loan facility	April 2023
$105 million 3.26% Senior Notes	November 2023
$100 million 3.89% Senior Notes	January 2024
$305 million 3.36% Senior Notes	November 2024
$25 million Floating Rate Senior Notes	November 2024
$1.0 billion syndicated revolving credit facility	June 2025
$75 million 3.99% Senior Notes	January 2026
$140 million 2.83% Senior Notes	June 2027
$60 million 2.90% Senior Notes	June 2028
$100 million 2.97% Senior Notes	June 2029
$95 million 2.99% Senior Notes	June 2030
$1.0 billion 2.032% Corporate Bond	October 2030
$155 million 3.09% Senior Notes	June 2032

15.3 Year end financial liabilities by contractual maturity

The table below analyses the Group’s year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one	Between	Between
	year or on	one and	two and	After
	demand	two years	five years	five years	Total
	$ million	$ million	$ million	$ million	$ million
At 31 December 2020
Non-derivative financial liabilities:
Bank overdrafts and loans	12	604	326	–	942
Corporate bond	20	20	61	1,102	1,203
Trade and other payables	891	1	–	–	892
Private placement notes	311	165	623	691	1,790
Acquisition consideration	72	34	59	5	170
Derivative financial instruments:
Currency swaps/forward foreign exchange contracts – outflow	2,581	–	–	–	2,581
Currency swaps/forward foreign exchange contracts – inflow	(2,544)	–	–	–	(2,544)
	1,343	824	1,069	1,798	5,034
At 31 December 2019
Non-derivative financial liabilities:
Bank overdrafts and loans	26	553	298	–	877
Trade and other payables	941	1	1	1	944
Private placement notes	33	297	721	79	1,130
Acquisition consideration	83	63	32	10	188
Derivative financial instruments:
Currency swaps/forward foreign exchange contracts – outflow	2,331	–	–	–	2,331
Currency swaps/forward foreign exchange contracts – inflow	(2,331)	–	–	–	(2,331)
	1,083	914	1,052	90	3,139

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

Smith+Nephew Annual Report 2020	179

Strategy

Group financial statements continued

Notes to the Group accounts continued

15 Cash and borrowings continued

15.4 Liquidity and capital resources

The Group’s policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2020, the Group held $1,751m (2019: $257m, 2018: $333m) in cash net of bank overdrafts. The Group had committed facilities available of $4,480m at 31 December 2020 of which $3,480m was drawn.

The principal variations in the Group’s borrowing requirements result from the timing of dividend payments, acquisitions and disposals of businesses, timing of capital expenditure and working capital fluctuations. Smith+Nephew believes that its capital expenditure needs and its working capital funding for 2021, as well as its other known or expected commitments or liabilities, can be met from its existing resources and facilities. The Group’s net debt including leases increased from $1,770m at the beginning of 2020 to $1,926m at the end of 2020, representing an overall increase of $156m.

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

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is transferred to profit or loss.

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

180	Smith+Nephew Annual Report 2020

Strategy
Accounts

The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third party trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros, Sterling and Singapore Dollars. At 31 December 2020, the Group had contracted to exchange within one year the equivalent of $2.2bn (2019: $2.1bn). Based on the Group’s net borrowings as at 31 December 2020, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $84m (2019: $78m) principally due to the Euro-denominated term loans.

If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2020 would have been $48m lower (2019: $52m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2020 would have been $30m higher (2019: $26m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income and accumulated in the hedging reserve.

A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2020 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

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

The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The Group had a number of interest rate swaps outstanding at 31 December 2020 which all mature in 2021 and for which published US Dollar LIBOR rates will still be available. The Group has a revolving credit facility of $1,000m and private placement notes of $25m which will be subject to IBOR reform. The Group expects that the interest rates for both will be changed to SOFR in 2021 and that no significant modification gain or loss will arise as a result.

Based on the Group’s gross borrowings and cash as at 31 December 2020, if interest rates were to increase by 100 basis points in all currencies then the annual net interest charge would increase by $5m (2019: $9m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

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

The maximum credit risk exposure on derivatives at 31 December 2020 was $24m (2019: $26m), being the total debit fair values on forward foreign exchange contracts and currency swaps. The maximum credit risk exposure on cash at bank at 31 December 2020 was $1,762m (2019: $277m). The Group’s exposure to credit risk on cash is mitigated as the amounts are held in a wide number of high credit quality financial institutions. Credit risk on trade receivables is detailed in Note 13.

Smith+Nephew Annual Report 2020	181

Strategy

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

The amounts relating to items designated as hedging instruments were as follows:

		Carrying	Carrying	Changes in	Hedge	Amounts reclassified
	Nominal	amount	amount	fair value	ineffectiveness	from hedging reserve
	amount	assets	liabilities	in OCI	in profit or loss	to profit or loss	Line item in
	$ million	$ million	$ million	$ million	$ million	$ million	profit or loss
At 31 December 2020
Foreign currency risk
Forward exchange contracts[1]	2,581	22	(59)	(30)	–	(6)	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	(120)	2	–	–	–	–	N/A
At 31 December 2019
Foreign currency risk
Forward exchange contracts[1]	2,331	26	23	(5)	–	(19)	Cash flow hedges
Interest rate risk
Interest rate swaps[2]	(120)	–	–	–	–	–	N/A
1	Presented in Trade and other receivables and Trade and other payables on the Balance Sheet.
2	Presented in Trade and other receivables on the Balance Sheet.

16.4 Net investment hedge

Part of the Group’s net investment in its Euro subsidiaries is hedged by €757m ($930m equivalent) of term loans which mitigate the foreign currency risk arising from the subsidiaries’ net assets. The loans are designated as hedging instruments for the changes in the value of the net investment that is attributable to changes in the EUR/USD spot rate.

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

Short-term receivables and payables are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities
								Weighted
								average
			Interest				Weighted	time
	Gross	Currency	rate	Total	Floating	Fixed rate	average	for which
	borrowings	swaps	swaps	liabilities	rate liabilities	liabilities	interest rate	rate is fixed
	$ million	$ million	$ million	$ million	$ million	$ million	%	Years
At 31 December 2020
US Dollar	(2,548)	(240)	–	(2,788)	(391)	(2,397)	2.7	7.1
Other	(938)	(141)	–	(1,079)	(1,079)	–	–	–
Total interest bearing liabilities	(3,486)	(381)	–	(3,867)	(1,470)	(2,397)
At 31 December 2019
US Dollar	(1,005)	(118)	–	(1,123)	(268)	(855)	3.4	3.8
Other	(872)	(97)	–	(969)	(969)	–	–	–
Total interest bearing liabilities	(1,877)	(215)	–	(2,092)	(1,237)	(855)

In 2020, the Group also had liabilities due for deferred and contingent acquisition consideration (denominated in US Dollars, Swiss Francs and Euros) totalling $165m (2019: $181m, 2018: $127m) on which no interest was payable (see Note 14). There were no other significant interest bearing or non-interest bearing financial liabilities. Floating rates on liabilities are typically based on the one, three or six-month LIBOR (or other reference rate) relevant to the currency concerned. The weighted average interest rate on floating rate borrowings as at 31 December 2020 was less than 1% (2019: less than 1%).

182	Smith+Nephew Annual Report 2020

Strategy
Accounts

Currency and interest rate profile of interest bearing assets:

	Cash	Currency	Interest rate		Floating	Fixed
	at bank	swaps	swaps	Total assets	rate assets	rate assets
	$ million	$ million	$ million	$ million	$ million	$ million
At 31 December 2020
US Dollar	1,648	139	2	1,789	1,787	2
Other	114	242	–	356	356	–
Total interest bearing assets	1,762	381	2	2,145	2,143	2
At 31 December 2019
US Dollar	181	96	–	277	277	–
Other	96	119	–	215	215	–
Total interest bearing assets	277	215	–	492	492	–

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

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2019.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. The fair value of forward foreign exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value. The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during 2020 and 2019. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bond issued in October 2020 is publicly listed and a market price is available. The Group’s other long term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

Smith+Nephew Annual Report 2020	183

Strategy

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

						Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2020	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	20	–	–	–	–	20	20	–	20
Investments	–	–	–	9	–	9	–	9	9
Contingent consideration receivable	–	–	–	37	–	37	–	37	37
Interest rate swaps	–	–	2	–	–	2	2	–	2
Currency swaps	–	–	2	–	–	2	2	–	2
	20	–	4	46	–	70
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(128)	–	(128)	–	(128)	(128)
Forward foreign exchange contracts	(57)	–	–	–	–	(57)	(57)	–	(57)
Currency swaps	–	–	(2)	–	–	(2)	(2)	–	(2)
	(57)	–	(2)	(128)	–	(187)
Financial assets not measured at fair value
Trade and other receivables	986	–	–	–	–	986
Cash at bank	–	1,762	–	–	–	1,762
	986	1,762	–	–	–	2,748
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	–	(37)	(37)
Bank overdrafts	–	–	–	–	(11)	(11)
Bank loans	–	–	–	–	(931)	(931)
Corporate bond	–	–	–	–	(992)	(992)
Private placement debt in a hedge relationship	–	–	–	–	(122)	(122)
Private placement debt not in a hedge relationship	–	–	–	–	(1,430)	(1,430)
Trade and other payables	–	–	–	–	(892)	(892)
	–	–	–	–	(4,415)	(4,415)

At 31 December 2020, the market value of the corporate bond ($992m) was $1,017m. At 31 December 2020, the fair value of the private placement debt ($1,552m) was $1,642m. At 31 December 2019, the fair value of the private placement debt was not materially different to the carrying value.

During the year ended 31 December 2020, acquisition consideration decreased by $16m due to $67m of payments for acquisitions made in the current year and prior years, and $9m of remeasurement and discount unwind which were partially offset by a $60m increase relating to 2020 acquisitions. The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

184	Smith+Nephew Annual Report 2020

Strategy
Accounts

						Carrying amount			Fair value
	Fair value – hedging instruments	Amortised cost	Fair value through OCI	Fair value through profit or loss	Other financial liabilities	Total	Level 2	Level 3	Total
At 31 December 2019	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Financial assets measured at fair value
Forward foreign exchange contracts	25	–	–	–	–	25	25	–	25
Investments	–	–	–	7	–	7	–	7	7
Contingent consideration receivable	–	–	–	39	–	39	–	39	39
Currency swaps	–	–	1	–	–	1	1	–	1
	25	–	1	46	–	72
Financial liabilities measured at fair value
Acquisition consideration	–	–	–	(141)	–	(141)	–	(141)	(141)
Forward foreign exchange contracts	(22)	–	–	–	–	(22)	(22)	–	(22)
Currency swaps	–	–	(1)	–	–	(1)	(1)	–	(1)
	(22)	–	(1)	(141)	–	(164)
Financial assets not measured at fair value
Trade and other receivables	1,184	–	–	–	–	1,184
Cash at bank	–	277	–	–	–	277
	1,184	277	–	–	–	1,461
Financial liabilities not measured at fair value
Acquisition consideration	–	–	–	–	(40)	(40)
Bank overdrafts	–	–	–	–	(20)	(20)
Bank loans	–	–	–	–	(857)	(857)
Private placement debt in a hedge relationship	–	–	–	–	(120)	(120)
Private placement debt not in a hedge relationship	–	–	–	–	(880)	(880)
Trade and other payables	–	–	–	–	(944)	(944)
	–	–	–	–	(2,861)	(2,861)

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

Smith+Nephew Annual Report 2020	185

Strategy

Group financial statements continued

Notes to the Group accounts continued

16 Financial instruments and risk management continued

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in 2020 and 2019 for financial instruments measured using Level 3 valuation methods are presented below:

	2020	2019
	$ million	$ million
Investments
At 1 January	7	34
Acquisitions	–	17
Additions	2	1
Fair value remeasurement	–	12
Distributions received	–	(2)
Disposals	–	(46)
Transfers	–	(9)
At 31 December	9	7

Contingent consideration receivable
At 1 January	39	–
Arising on acquisitions	–	22
Arising on disposals	–	17
Receipts	(2)	–
At 31 December	37	39

Acquisition consideration liability
At 1 January	(141)	(99)
Arising on acquisitions	(49)	(103)
Payments	51	51
Transfers	–	13
Remeasurements	12	–
Discount unwind	(1)	(3)
At 31 December	(128)	(141)

186	Smith+Nephew Annual Report 2020

Strategy
Accounts

17 Provisions and contingencies

Accounting policy

In the normal course of business the Group is involved in various legal disputes. Provisions are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the losses can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties, legal and associated expenses are charged to the income statement as incurred. The recognition of provisions for legal disputes is subject to a significant degree of estimation. In making its estimates management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or as new facts emerge. Insurance recoveries are recognised when the inflow of benefits is virtually certain, and are presented within other receivables.

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

17.1 Provisions

		Rationalisation		Legal and other
		provisions	Metal-on-metal	provisions	Total
	Notes	$ million	$ million	$ million	$ million
At 1 January 2019		35	192	47	274
Net charge to income statement		134	121	5	260
Unwinding of discount		–	5	–	5
Utilised		(130)	(3)	(7)	(140)
Acquisitions		–	–	17	17
Exchange adjustment		1	–	–	1
At 31 December 2019		40	315	62	417
Charge to income statement		124	17	10	151
Unwinding of discount		–	8	–	8
Utilised		(136)	(4)	(17)	(157)
Acquisitions	21	–	–	(3)	(3)
Exchange adjustment		1	–	–	1
At 31 December 2020		29	336	52	417
Provisions – due within one year		29	53	41	123
Provisions – due after one year		–	283	11	294
At 31 December 2020		29	336	52	417
Provisions – due within one year		40	112	51	203
Provisions – due after one year		–	203	11	214
At 31 December 2019		40	315	62	417

The principal elements within rationalisation provisions relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018, and the operations and commercial excellence programme announced in February 2020.

Smith+Nephew Annual Report 2020	187

Strategy

Group financial statements continued

Notes to the Group accounts continued

17 Provisions and contingencies continued

The Group has estimated a provision of $336m (2019: $315m) relating to the present value at 31 December 2020 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The estimated value of the provision has been determined using an actuarial model. Given the inherent uncertainty in assumptions including sensitivity to factors such as the number, outcome and value of claims the actual costs may differ significantly from this estimate. A range of expected outcomes between the 10th and 90th percentile generated by the actuarial model would not give rise to a material adjustment. The potential for more adverse outcomes exists and for example at the 95th percentile a charge similar to that incurred in 2019 would be required, in 2021 or thereafter. The provision does not include any possible further insurance recoveries on these claims or legal fees associated with defending claims. The Group carries considerable product liability insurance, and will continue to defend claims vigorously. The Group had a receivable of$nil related to insurance recoveries at 31 December 2020 (2019: $nil).

Management considered whether there had been any changes to the number and value of claims due to COVID-19 and to date have not identified any changes in trends. If the experience changes in the future the value of provisions may require adjustment.

The legal and other provisions mainly relate to various other product liability and intellectual property litigation matters.

All provisions are expected to be substantially utilised within five years of 31 December 2020 and none are treated as financial instruments.

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

There has been heightened concern about possible adverse effects of hip implant products with metal-on-metal bearing surfaces, and the Group has incurred, and will continue to incur expenses to defend claims in this area. As of December 2020, approximately 1,400 such claims were pending with the Group around the world. Most claims relate to the Group’s Birmingham Hip Resurfacing (BHR) product and its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3 Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is used only in those patient groups where it continues to demonstrate strong performance.

In 2015 and 2016, the Group’s US subsidiary entered into two group settlements in the US without admitting liability. Insurance receipts covered most of the amounts paid, with the net cash cost being $25m. In November 2017, the Group’s US subsidiary entered into a memorandum of understanding to settle a third group of claims, without admitting liability. The third settlement was finalised in 2018. These cases principally related to the Group’s modular metal-on-metal hip components, which are no longer on the market. On 5 April 2017, the Judicial Panel on Multidistrict Litigation (MDL) ordered Smith & Nephew BHR cases pending or later filed in US federal court to be consolidated for pre-trial proceedings and transferred to the federal court in Baltimore, Maryland. As of December 2020, there were approximately 868 cases pending in the MDL in the United States. In England and Wales, the Group’s UK subsidiary entered into a group settlement in 2017 to settle 150 claims principally related to the Group’s modular metal-on-metal hip component, which are no longer on the market. Metal-on-metal hip implant claims against various companies in England and Wales were consolidated for trials under group litigation orders in the High Court in London. As of December 2019, all of the BHR lawsuits pending against the Group in England and Wales had been discontinued.

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

188	Smith+Nephew Annual Report 2020

Strategy
Accounts

Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its metal hip implant products and ensure that its product offerings are designed to serve patients’ interests.

Intellectual property disputes

The Group engages, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are being heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant.

Arthrex asserted suture anchor patents against Smith+Nephew in 2014 and 2015 in the US District Court for the Eastern District of Texas. In December 2016, the jury in that case decided that two of the Group’s US subsidiaries infringed two asserted Arthrex patents and awarded Arthrex $17m. In February 2017, the parties reached a settlement resulting in the dismissal of all patent litigation. Smith+Nephew agreed to pay Arthrex $8m, and each party agreed to additional payments contingent on the outcome of patent validity proceedings currently pending at the US Patent & Trademark Office relating to the asserted patents. In August 2019, the Court of Appeals for the Federal Circuit affirmed an earlier US Patent & Trademark Office ruling invalidating one of the asserted Arthrex patents. In 2020, the United States Supreme Court denied Arthrex’s request for certiorari. In October 2019, the Court of Appeals for the Federal Circuit vacated an earlier US Patent & Trademark Office ruling invalidating the other asserted Arthrex patent, and remanded the proceeding (on constitutional grounds) back to the US Patent & Trademark Office. In 2020, the United States Supreme Court granted certiorari, and the Group’s appeal is scheduled to be heard on 1 March, 2021. The Group has adequately provided for any possible additional payment relating to its historical sales.

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

Smith+Nephew Annual Report 2020	189

Strategy

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.1 Retirement benefit net assets/(obligations)

The Group’s retirement benefit assets/(obligations) comprise:

	2020	2019
	$ million	$ million
Funded plans:
UK Plan	82	75
US Plan	47	27
Other plans	(50)	(37)
	79	65
Unfunded plans:
Other plans	(94)	(79)
Retirement healthcare	(15)	(16)
	(30)	(30)
Amount recognised on the balance sheet – liability	(163)	(136)
Amount recognised on the balance sheet – asset	133	106

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

The 2018 and 2020 court cases in relation to Guaranteed Minimum Pensions do not impact the UK Plan as members were not contracted out of the State Earnings Related Pension (Serps) between 1990 and 1997.

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

There is no legislative minimum funding requirement in the UK. The Trust Deed of the UK Plan and the Plan Document of the US Plan provide the Group with a right to a refund of surplus assets assuming the full settlement of plan liabilities in the event of a plan wind-up. Furthermore, in the ordinary course of business the UK Board of Trustees and US Pension Committee have no rights to unilaterally wind up, or otherwise augment the benefits due to members of the plans. Based on these rights, any net surplus in the UK and US Plans is recognised in full.

190	Smith+Nephew Annual Report 2020

Strategy
Accounts

18.2 Reconciliation of retirement benefit obligations and pension assets

The movement in the Group’s pension benefit obligation and pension assets is as follows:

			2020			2019
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Amounts recognised on the balance sheet at beginning of the period	(1,572)	1,542	(30)	(1,410)	1,388	(22)
Income statement expense:
Current service cost	(12)	–	(12)	(11)	–	(11)
Past service credit	5	–	5	3	–	3
Settlements	7	(7)	–	–	–	–
Interest (expense)/income	(33)	33	–	(41)	41	–
Administration costs and taxes	(2)	–	(2)	(2)	–	(2)
Costs recognised in income statement	(35)	26	(9)	(51)	41	(10)
Remeasurements:
Actuarial gain due to liability experience	6	–	6	5	–	5
Actuarial loss due to financial assumptions change	(130)	–	(130)	(192)	–	(192)
Actuarial gain due to demographic assumptions	7	–	7	35	–	35
Return on plan assets greater than discount rate	–	127	127	–	138	138
Remeasurements recognised in OCI	(117)	127	10	(152)	138	(14)
Cash:
Employer contributions	–	8	8	–	13	13
Employee contributions	(3)	3	–	(3)	3	–
Benefits paid directly by the Group	2	–	2	2	(2)	–
Benefits paid, taxes and administration costs paid from scheme assets	68	(68)	–	69	(69)	–
Net cash	67	(57)	10	68	(55)	13

Exchange movements	(57)	46	(11)	(27)	30	3
Amount recognised on the balance sheet	(1,714)	1,684	(30)	(1,572)	1,542	(30)
Amount recognised on the balance sheet – liability	(312)	149	(163)	(282)	146	(136)
Amount recognised on the balance sheet – asset	(1,402)	1,535	133	(1,290)	1,396	106

Represented by:

			2020			2019
	Obligation	Asset	Total	Obligation	Asset	Total
	$ million	$ million	$ million	$ million	$ million	$ million
UK Plan	(881)	963	82	(794)	869	75
US Plan	(494)	541	47	(471)	498	27
Other Plans	(339)	180	(159)	(307)	175	(132)
Total	(1,714)	1,684	(30)	(1,572)	1,542	(30)

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 19 years and 11 years for the UK and US Plans respectively.

Smith+Nephew Annual Report 2020	191

Strategy

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2020	2019	2018
	$ million	$ million	$ million
UK Plan:
Assets with a quoted market price:
Cash and cash equivalents	10	3	2
Equity securities	91	103	127
Other bonds	49	44	41
Short dated credit fund	127	119	–
Liability driven investments	347	264	246
Diversified growth funds	89	97	138
	713	630	554
Other assets:
Insurance contract	250	239	241
Market value of assets	963	869	795
US Plan:
Assets with a quoted market price:
Cash and cash equivalents	2	–	–
Equity securities	60	50	79
Government bonds – fixed interest	163	152	91
Corporate bonds	316	296	267
Market value of assets	541	498	437
Other Plans:
Assets with a quoted market price:
Cash and cash equivalents	5	4	2
Equity securities	51	47	42
Government bonds – fixed interest	9	6	3
Government bonds – index linked	4	4	3
Corporate and other bonds	10	10	13
Insurance contracts	37	41	34
Property	23	25	20
Other quoted securities	5	5	4
	144	142	121
Other assets:
Insurance contracts	36	33	35
Market value of assets	180	175	156
Total market value of assets	1,684	1,542	1,388

192	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $78m (2019: $76m, 2018: $65m). Of this cost recognised for the year, $69m (2019: $66m, 2018: $57m) relates to defined contribution plans and $9m (2019: $10m, 2018: $8m) relates to defined benefit plans.

The cost charged in respect of the Group’s defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the plans. These were charged to operating profit in costs of goods sold, selling, general and administrative expenses, and research and development expenses. There were $nil outstanding payments as at 31 December 2020 due to be paid over to the plans (2019: $nil, 2018: $nil).

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US Plans are:

	2020		2019		2018
	UK Plan	US Plan	UK Plan	US Plan	UK Plan	US Plan
	$ million	$ million	$ million	$ million	$ million	$ million
Service cost	–	–	–	–	–	–
Past service cost	–	–	–	–	–	–
Settlement loss	–	–	–	–	–	–
Net interest expense, administration and taxes	–	–	(1)	–	–	–
	–	–	(1)	–	–	–

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2020	2019	2018
	% per annum	% per annum	% per annum
UK Plan:
Discount rate	1.3	1.9	2.7
Future salary increases	n/a	n/a	n/a
Future pension increases	2.9	3.0	3.2
Inflation (RPI)	2.9	3.0	3.2
Inflation (CPI)	2.1	2.2	2.2
US Plan:
Discount rate	2.4	3.2	4.2
Future salary increases	n/a	n/a	n/a
Inflation	n/a	n/a	n/a

Smith+Nephew Annual Report 2020	193

Strategy

Group financial statements continued

Notes to the Group accounts continued

18 Retirement benefit obligations continued

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S3NA with projections in-line with the CMI 2018 table and the US uses the PRI-2012 table with MP-2020 scale. The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2020	2019	2018
	years	years	years
Life expectancy at age 60
UK Plan:
Males	27.6	27.5	28.9
Females	30.1	30.0	30.4
US Plan:
Males	24.7	25.0	24.9
Females	26.8	27.2	27.1
Life expectancy at age 60 in 20 years’ time
UK Plan:
Males	29.1	29.0	31.1
Females	31.5	31.4	31.9
US Plan:
Males	24.6	25.2	25.1
Females	27.3	27.8	27.7

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

	Increase in pension obligation		Increase in pension cost
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1 yr	-50bps/-1yr
UK Plan:
Discount rate	-78.0	88.0	-2.0	1.0
Inflation	80.0	-73.0	1.0	-1.0
Mortality	42.0	-41.0	–	-1.0
US Plan:
Discount rate	-25.0	28.0	-1.0	1.0
Mortality	14.0	-14.0	–	–

194	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2018. The next full actuarial valuation as at 30 September 2020 has commenced. Future accruals to the UK Plan ceased as at 31 December 2016. Contributions to the UK Plan in 2020 were $nil (2019: $6m, 2018: $25m). This included supplementary payments of $nil (2019: $6m, 2018: $25m).

Following the completion of the 30 September 2018 valuation, it was determined that the Group is not required to make any future supplemental payments to the UK Plan unless, following a future valuation, the Group and Trustees determine that supplemental payments are required.

US Plan

The most recent full actuarial valuation of the US Plan was undertaken as at 1 January 2020. The next full actuarial valuation will take place as at 1 January 2021. Future accruals to the US Plan ceased as at 31 March 2014. Contributions to the US Plan were $nil (2019: $nil, 2018: $10m) which represented supplementary payments of $nil (2019: $nil, 2018: $10m).

There are no planned supplementary contributions to the US Plan for 2021.

Smith+Nephew Annual Report 2020	195

Strategy

Group financial statements continued

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

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised
At 31 December 2018	1,223,591	245	50	–	245
At 31 December 2019	1,223,591	245	50	–	245
At 31 December 2020	1,223,591	245	50	–	245
Allotted, issued and fully paid
At 1 January 2018	890,855	178	50	–	178
Share options	418	–	–	–	–
Shares cancelled	(3,321)	(1)	–	–	(1)
At 31 December 2018	887,952	177	50	–	177
Share options	350	–	–	–	–
Shares cancelled	(3,095)	–	–	–	–
At 31 December 2019	885,207	177	50	–	177
Share options	327	–	–	–	–
Shares cancelled	(649)	–	–	–	–
At 31 December 2020	884,885	177	50	–	177

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

196	Smith+Nephew Annual Report 2020

Strategy
Accounts

The Group considers the capital that it manages to be as follows:

	2020	2019	2018
	$ million	$ million	$ million
Share capital	177	177	177
Share premium	612	610	608
Capital redemption reserve	18	18	18
Treasury shares	(157)	(189)	(214)
Retained earnings and other reserves	4,629	4,525	4,285
	5,279	5,141	4,874

19.2 Treasury shares

Treasury shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. In 2020 the Group purchased a total of 0.6m shares for a cost of $16m. In 2019 the Group purchased a total of 3.1m shares for a cost of $63m as part of the same programme.

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

The movements in Treasury shares and the Employees’ Share Trust are as follows:

		Employees’
	Treasury	Share Trust	Total
	$ million	$ million	$ million
At 1 January 2019	189	25	214
Shares purchased	63	–	63
Shares transferred from treasury	(21)	21	–
Shares transferred to Group beneficiaries	(12)	(26)	(38)
Shares cancelled	(50)	–	(50)
At 31 December 2019	169	20	189
Shares purchased	16	–	16
Shares transferred from treasury	(26)	26	–
Shares transferred to Group beneficiaries	(12)	(25)	(37)
Shares cancelled	(11)	–	(11)
At 31 December 2020	136	21	157

Smith+Nephew Annual Report 2020	197

Strategy

Group financial statements continued

Notes to the Group accounts continued

19 Equity continued

		Employees’
	Treasury	Share Trust	Total
	Number	Number	Number
	of shares	of shares	of shares
	million	million	million
At 1 January 2019	12.2	1.7	13.9
Shares purchased	3.1	–	3.1
Shares transferred from treasury	(1.3)	1.3	–
Shares transferred to Group beneficiaries	(0.7)	(1.7)	(2.4)
Shares cancelled	(3.1)	–	(3.1)
At 31 December 2019	10.2	1.3	11.5
Shares purchased	0.6	–	0.6
Shares transferred from treasury	(1.5)	1.5	–
Shares transferred to Group beneficiaries	(0.8)	(1.6)	(2.4)
Shares cancelled	(0.6)	–	(0.6)
At 31 December 2020	7.9	1.2	9.1

19.3 Dividends

	2020	2019	2018
	$ million	$ million	$ million
The following dividends were declared and paid in the year:
Ordinary final of 23.1¢ for 2019 (2018: 22.0¢, 2017: 22.7¢) paid 6 May 2020	202	192	198
Ordinary interim of 14.4¢ for 2020 (2019: 14.4¢, 2018: 14.0¢) paid 28 October 2020	126	126	123
	328	318	321

A final dividend for 2020 of 23.1 US cents per ordinary share was proposed by the Board on 18 February 2021 and will be paid, subject to shareholder approval, on 12 May 2021 to shareholders on the Register of Members on 6 April 2021. The estimated amount of this dividend is $202m. The Group pursues a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group’s underlying growth in earnings, while taking into account capital requirements and cash flows. Future dividends will be dependent upon future earnings, the future financial condition of the Group and the Board’s dividend policy. The Board reviews the appropriate level of total annual dividend each year at the time of the full year results. In 2020, given the earnings decline, the Board chose to keep the interim dividend flat on the prior year. Smith & Nephew plc, the Parent Company of the Group, is a non-trading investment holding company which derives its distributable reserves from dividends paid by subsidiary companies. The distributable reserves of the Parent Company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2020 amounted to $2,205m.

198	Smith+Nephew Annual Report 2020

Strategy
Accounts

20 Cash flow statement

Accounting policy

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, bank overdrafts are shown within bank overdrafts, borrowings, loans and lease liabilities under current liabilities.

Analysis of net debt including lease liabilities

	Borrowings
	Cash	Overdrafts	Due within one year	Due after one year	Net currency swaps	Net interest swaps	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2018	169	(14)	(13)	(1,423)	2	(2)	(1,281)
Net cash flow/debt movement	200	(18)	(118)	126	8	(1)	197
Exchange adjustment	(4)	–	(1)	(4)	(11)	–	(20)
At 31 December 2018	365	(32)	(132)	(1,301)	(1)	(3)	(1,104)
Net cash flow/debt movement	(88)	12	125	(550)	2	–	(499)
Exchange adjustment	–	–	1	–	(1)	3	3
At 31 December 2019	277	(20)	(6)	(1,851)	–	–	(1,600)
IFRS 16 lease liabilities	–	–	(46)	(124)	–	–	(170)
Net debt including lease liabilities at 31 December 2019	277	(20)	(52)	(1,975)	–	–	(1,770)
Net cash flow/debt movement	1,484	9	(260)	(1,285)	(7)	–	(59)
Exchange adjustment	1	–	(2)	(79)	7	2	(71)
Corporate bond issuance expense	–	–	–	8	–	–	8
IFRS 16 lease liabilities movement	–	–	(12)	(22)	–	–	(34)
Net debt including lease liabilities at 31 December 2020	1,762	(11)	(326)	(3,353)	–	2	(1,926)

Smith+Nephew Annual Report 2020	199

Strategy

Group financial statements continued

Notes to the Group accounts continued

20 Cash flow statement continued

Reconciliation of net cash flow to movement in net debt including lease liabilities

	2020	2019	2018
	$ million	$ million	$ million
Net cash flow from cash net of overdrafts	1,493	(76)	182
Settlement of currency swaps	(7)	2	8
Net cash flow from borrowings	(1,545)	(425)	7
Change in net debt from net cash flow	(59)	(499)	197
IFRS 16 lease liabilities	(34)	(170)	–
Exchange adjustment	(71)	3	(20)
Corporate bond issuance expense	8	–	–
Change in net debt in the year	(156)	(666)	177
Opening net debt[1]	(1,770)	(1,104)	(1,281)
Closing net debt[1]	(1,926)	(1,770)	(1,104)

1	Includes IFRS 16 lease liabilities from 1 January 2019.

Cash and cash equivalents

For the purposes of the Group cash flow statement cash and cash equivalents at 31 December 2020 comprise cash at bank net of bank overdrafts.

	2020	2019	2018
	$ million	$ million	$ million
Cash at bank	1,762	277	365
Bank overdrafts	(11)	(20)	(32)
Cash and cash equivalents	1,751	257	333

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact of the management on the Group’s cash.

Cash outflows/(inflows) arising from financing activities

	Repayment	Borrowing	Proceeds from	Repayment	Cash			Proceeds from own
	of bank	of bank	Corporate	of lease	outflow		Purchase of	shares/issue of
	loans[1]	loans[1]	Bond issue	liabilities	from other	Dividends	own shares	ordinary shares	Total
2020	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Debt	405	(950)	(1,000)	55	(7)	–	–	–	(1,497)
Equity	–	–	–	–	–	328	16	(11)	333
Total	405	(950)	(1,000)	55	(7)	328	16	(11)	(1,164)

2019
Debt	865	(1,290)	–	46	2	–	–	–	(377)
Equity	–	–	–	–	–	318	63	(11)	370
Total	865	(1,290)	–	46	2	318	63	(11)	(7)

2018
Debt	401	(394)	–	–	8	–	–	–	15
Equity	–	–	–	–	–	321	48	(13)	356
Total	401	(394)	–	–	8	321	48	(13)	371
1	This includes drawdown and repayment of the syndicated revolving credit facility.

200	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

Year ended 31 December 2020

On 23 January 2020, the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc. (‘Tusker’), a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition was deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs. The maximum consideration is $140m and the provisional fair value of consideration is $139m and includes $6m of deferred consideration and $35m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Tusker into the Group’s existing business, and is not expected to be deductible for tax purposes.

For the year ended 31 December 2020, the contribution to revenue and profit from Tusker was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would also have been immaterial.

The provisional fair value of assets acquired and liabilities assumed are set out below:

Tusker
$ million
Intangible assets – Product-related	53
Property, plant & equipment	6
Other receivables	1
Trade and other payables	(6)
Non-current liabilities	(3)
Net deferred tax asset	5
Net assets	56
Goodwill	83
Consideration (net of $nil cash acquired)	139

During the year ended 31 December 2020, the Group also completed two other smaller acquisitions in the spheres of remote physical therapy and arthroscopic enabling technology. The maximum aggregated consideration is $41m and the provisional fair value of consideration is $26m and includes $3m of deferred consideration and $17m of contingent consideration. The fair value of aggregate assets acquired is: intangible assets of $8m, property and other net assets of $2m. The goodwill arising on these acquisitions is $16m, which is not expected to be deductible for tax purposes, and is attributable to future iterations of the technologies and the synergies that can be expected from integrating these acquisitions into the Group’s existing business.

For the year ended 31 December 2020, the contribution to revenue and profit from the business combinations was immaterial. If the business combinations had occurred at the beginning of the year, the contribution to revenue and profit would have been immaterial.

The cash outflow from acquisitions of $170m (2019: $869m) comprises payments of consideration relating to acquisitions completed in the current year of $117m (2019: $796m) and payments of deferred and contingent consideration of $53m (2019: $73m) relating to acquisitions completed in prior years.

The carrying value of goodwill increased from $2,789m to $2,928m as a result of acquisitions ($99m) and foreign exchange movements ($43m) which were partially offset by an IFRS 3 measurement period adjustment ($3m) in relation to the Osiris Therapeutics, Inc. acquisition as outlined on the next page.

Smith+Nephew Annual Report 2020	201

Strategy

Group financial statements continued

Notes to the Group accounts continued

21 Acquisitions continued

Year ended 31 December 2019

The Group acquired five medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations during the year ended 31 December 2019. The acquisition accounting for these business combinations was completed in 2020 with no adjustments to the provisional fair value disclosed in the Group's 2019 Annual Report other than in relation to the Osiris Therapeutics, Inc. acquisition as outlined below.

On 22 January 2019, the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc. (‘Ceterix’), a developer of a meniscus repair system. The acquisition supports the Company’s strategy to invest in innovative technologies that meet unmet clinical needs. The maximum consideration payable of $105m has a fair value of $96m, which includes deferred consideration of $5m and contingent consideration of $47m. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.3%. The maximum contingent consideration is $55m. The goodwill is attributable to the control premium, the acquired workforce and the synergies expected from integrating Ceterix into the Group’s existing business.

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (‘Osiris’), a fast growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition provides the Group with a fast growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in wound management, filling an important need not previously adequately addressed in our portfolio. Cash consideration was $660m with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business. During the year ended 31 December 2020, adjustments were made to the fair value of the provisions, net deferred tax liability and trade and other payables. These adjustments were made during the one year measurement period in accordance with the requirements of IFRS 3. The net impact of these adjustments was $3m and has been reflected in the fair value of goodwill, reducing it from $301m to $298m.

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

On 1 July 2019, the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl (‘Atracsys’), a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes. The fair value of consideration is $42m which includes $14m of deferred consideration and $5m of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $6m. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys into the Group’s existing business.

Amounts allocated to goodwill arising on acquisitions during the year ended 31 December 2019 in the table below are not deductible for tax purposes, except in the case of the Brainlab OJR acquisition.

202	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

The fair values of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR	Atracsys
	$ million	$ million	$ million	$ million	$ million
Intangible assets – Product-related	43	284	14	–	9
Intangible assets – Technology	–	–	–	75	–
Intangible assets – Customer-related	–	80	–	9	1
Property, plant & equipment	2	6	–	–	1
Investments	–	17	–	–	–
Other non-current assets	–	4	–	–	–
Inventory	2	9	1	–	1
Trade and other receivables	1	49	1	–	1
Trade and other payables	(4)	(34)	(1)	–	(1)
Provisions	–	(14)	–	–	–
Non-current liabilities	–	(7)	–	–	–
Net deferred tax asset/(liability)	1	(56)	1	–	(1)
Net assets	45	338	16	84	11
Goodwill	49	298	37	23	31
Consideration (net of cash acquired1)	94	636	53	107	42

1 Cash acquired is as follows: Ceterix: $2m; Osiris: $24m; Leaf: $1m; Brainlab OJR: $nil; and Atracsys: $nil.

Year ended 31 December 2018

The Group made no acquisitions deemed to be business combinations within the scope of IFRS 3 in the year ended 31 December 2018. The cash outflow of $29m relates to acquisitions completed in prior years.

22 Other notes to the accounts

22.1 Share-based payments

Accounting policy

The Group operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate option pricing models. The grant date fair value is recognised over the vesting period as an expense, with a corresponding increase in retained earnings.

The Group operates the following equity-settled executive and employee share plans: Smith & Nephew Global Share Plan 2010, Smith & Nephew Global Share Plan 2020, Smith & Nephew ShareSave plan (2012) and Smith & Nephew International ShareSave Plan (2012). At 31 December 2020, 4,582,000 options (2019: 4,519,000, 2018: 4,911,000) were outstanding with a range of exercise prices from 599 to 1,541 pence.

At 31 December 2020, the maximum number of shares that could be awarded under the Group’s long-term incentive plans was 4,704,000 (2019: 4,947,000, 2018: 5,678,000). These include conditional share awards granted to senior employees and equity and performance share awards granted to senior executives under the Global Share Plan 2010 and Global Share Plan 2020.

The expense charged to the income statement for share-based payments for the year is $26m (2019: $32m, 2018: $35m).

Smith+Nephew Annual Report 2020	203

Strategy

Group financial statements continued

Notes to the Group accounts continued

22 Other notes to the accounts continued

22.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements are $nil (2019: $nil, 2018: $nil).

Key management personnel

The remuneration of executive officers (including Non-Executive Directors) during the year is summarised below:

	2020	2019	2018
	$ million	$ million	$ million
Short-term employee benefits	12	18	18
Share-based payments expense	5	5	10
Pension and post-employment benefit entitlements	2	2	2
Compensation for loss of office	–	6	–
	19	31	30

23 Post balance sheet events

On 4 January 2021 the Group completed the acquisition of the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (‘Integra Extremities‘). The acquisition significantly strengthens the Group’s extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and a new product pipeline. This acquisition will be treated as a business combination under IFRS 3. The maximum consideration is $240m with no deferred or contingent consideration payable. The provisional value of acquired net tangible assets is $91m and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets and goodwill. Intangible assets will primarily comprise product-related and customer and distribution related assets. Goodwill will represent the control premium, the acquired workforce and the synergies expected from integrating Integra Extremities into the Group’s existing business, and is expected to be largely deductible for tax purposes.

On 11 February 2021 Bioventus LLC (‘Bioventus’), an associate undertaking of the Group, commenced trading on the Nasdaq Global Select Market via its holding company, Bioventus Inc., under the symbol ‘BVS’. As a consequence of this public offering and the raising of approximately $96.7m before expenses through issuing new common stock, the equity holding of the Smith+Nephew Group has decreased from approximately 47.6% at 31 December 2020 to approximately 38% at 11 February 2021. The carrying value of the investment in Bioventus at 31 December 2020 was $105m and the fair value of the approximately 38% at the market value on 12 February 2021 was approximately $380m. Smith+Nephew continues to have the ability to appoint two Board members of Bioventus Inc. and is subject to customary post-IPO selling restrictions that restrict the sale of Bioventus Inc. stock by Smith+Nephew for 180 days after the listing.

204	Smith+Nephew Annual Report 2020

Strategy
Accounts

Company financial statements

Company balance sheet

		At 31 December	At 31 December
		2020	2019
	Notes	$ million	$ million
Fixed assets
Investments	2	7,092	7,092
Current assets
Debtors	3	2,918	2,265
Cash at bank	5	1,629	163
		4,547	2,428
Creditors: amounts falling due within one year
Borrowings	5	(270)	(5)
Other creditors	4	(2,884)	(2,543)
		(3,154)	(2,548)
Net current assets/(liabilities)		1,393	(120)
Total assets less current liabilities		8,485	6,972
Creditors: amounts falling due after one year
Borrowings	5	(3,207)	(1,851)
Total assets less total liabilities		5,278	5,121

Equity shareholders’ funds
Share capital		177	177
Share premium		612	610
Capital redemption reserve		18	18
Capital reserve		2,266	2,266
Treasury shares		(157)	(189)
Exchange reserve		(52)	(52)
Profit and loss account		2,414	2,291
Shareholders’ funds		5,278	5,121

The accounts were approved by the Board and authorised for issue on 18 February 2021 and signed on its behalf by:

Roberto Quarta	Roland Diggelmann	Anne-Françoise Nesmes
Chair	Chief Executive Officer	Chief Financial Officer

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	205

Strategy

Company financial statements continued

Statement of changes in equity

			Capital					Total
	Share	Share	redemption	Capital	Treasury	Exchange	Profit and	shareholders’
	capital	premium	reserve	reserve	shares	reserve	loss account	funds
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2019	177	608	18	2,266	(214)	(52)	2,540	5,343
Attributable profit for the year	–	–	–	–	–	–	115	115
Net gain on cash flow hedges	–	–	–	–	–	–	1	1
Equity dividends paid in the year	–	–	–	–	–	–	(318)	(318)
Share-based payments recognised[1]	–	–	–	–	–	–	32	32
Cost of shares transferred to beneficiaries	–	–	–	–	38	–	(29)	9
New shares issued on exercise of share options	–	2	–	–	–	–	–	2
Cancellation of treasury shares	–	–	–	–	50	–	(50)	–
Treasury shares purchased	–	–	–	–	(63)	–	–	(63)
At 31 December 2019	177	610	18	2,266	(189)	(52)	2,291	5,121
Attributable profit for the year	–	–	–	–	–	–	464	464
Equity dividends paid in the year	–	–	–	–	–	–	(328)	(328)
Share-based payments recognised[1]	–	–	–	–	–	–	26	26
Cost of shares transferred to beneficiaries	–	–	–	–	37	–	(28)	9
New shares issued on exercise of share options	–	2	–	–	–	–	–	2
Cancellation of treasury shares	–	–	–	–	11	–	(11)	–
Treasury shares purchased	–	–	–	–	(16)	–	–	(16)
At 31 December 2020	177	612	18	2,266	(157)	(52)	2,414	5,278

1	The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees. The disclosure relating to the Company is detailed in Note 22.1 of the Notes to the Group accounts.

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company are $2,205m (2019: $2,050m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the Company is $464m (2019: $115m).

Fees paid to KPMG LLP for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

206	Smith+Nephew Annual Report 2020

Strategy
Accounts

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

- IFRS 2 Share Based Payments in respect of Group-settled share-based payments; and

- Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures.

The Company proposes to continue to adopt the reduced disclosure framework of FRS 101 in its next financial statements.

2 Investments

Accounting policy Investments in subsidiaries are stated at cost less provision for impairment.

	2020	2019
	$ million	$ million
At 1 January and 31 December	7,092	7,092

Investments represent holdings in subsidiary undertakings. In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 8.

3 Debtors

	2020	2019
	$ million	$ million
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	2,836	2,217
Prepayments and accrued income	1	–
Current asset derivatives – forward foreign exchange contracts	20	25
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	57	22
Current asset derivatives – currency swaps	2	1
Current asset derivatives – interest rate swaps	2	–
	2,918	2,265

Allowance losses on amounts owed by subsidiary undertakings are calculated by reviewing 12-month expected credit losses using historic and forward-looking data on credit risk. The loss allowance expense for the year was de minimis (2019: de minimis).

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	207

Strategy

Company financial statements continued

Notes to the Company accounts continued

4 Other creditors

	2020	2019
	$ million	$ million
Amounts falling due within one year:
Amounts owed to subsidiary undertakings	2,790	2,487
Other creditors	15	8
Current liability derivatives – forward foreign exchange contracts	57	22
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	20	25
Current liability derivatives – currency swaps	2	1
	2,884	2,543

5 Cash and borrowings

Accounting policy

Financial instruments

Currency swaps are used to match foreign currency assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2020	2019
	$ million	$ million
Bank loans, borrowing and overdrafts due within one year or on demand	270	5
Borrowings due after one year	3,207	1,851
Borrowings	3,477	1,856
Cash at bank	(1,629)	(163)
Credit balance on derivatives – interest rate swaps	(2)	–
Net debt	1,846	1,693

All currency swaps are stated at fair value. Gross US Dollar equivalents of $381m (2019: $215m) receivable and $381m (2019: $215m) payable have been netted. Currency swaps comprise foreign exchange swaps and were used in 2020 and 2019 to hedge intra-group loans.

6 Contingencies

	2020	2019
	$ million	$ million
Guarantees in respect of subsidiary undertakings	–	–

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

7 Deferred taxation

The Company has gross unused capital losses of $85m (2019: $81m) available for offset against future chargeable gains. No deferred tax asset has been recognised on these unused losses as they are not expected to be realised in the foreseeable future.

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

208	Smith+Nephew Annual Report 2020

Strategy
Accounts

8 Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, associates, joint arrangements, joint ventures and partnerships are listed below as at 31 December 2020, including their country of incorporation. All companies are 100% owned, unless otherwise indicated. The share capital disclosed comprises ordinary shares which are indirectly held by Smith & Nephew plc, unless otherwise stated.

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
UK			Rest of Europe
Blue Belt Technologies UK Limited[2]	England & Wales	Watford	Smith & Nephew GmbH	Austria	Vienna
Michelson Diagnostic Limited[3] (7.5%)	England & Wales	Kent	ArthroCare Belgium SPRL[2]	Belgium	Zaventem
Neotherix Limited[3] (24.9%)	England & Wales	York	Smith & Nephew S.A.-N.V	Belgium	Zaventem
Plus Orthopedics (UK) Limited[7]	England & Wales	Watford	Smith & Nephew A/S	Denmark	Hoersholm
Smith & Nephew (Overseas) Limited[1,5]	England & Wales	Watford	Smith & Nephew Oy	Finland	Helsinki
Smith & Nephew ARTC Limited[4]	England & Wales	Watford	Smith & Nephew France SAS[1]	France	Neuilly-sur-Seine
Smith & Nephew Beta Limited[2]	England & Wales	Watford	Smith & Nephew S.A.S.	France	Neuilly-sur-Seine
Smith & Nephew China Holdings UK Limited[1]	England & Wales	Watford	Smith & Nephew Business Services GmbH & Co. KG1	Germany	Hamburg
Smith & Nephew Employees Trustees Limited[2]	England & Wales	Watford	Smith & Nephew Business Services Verwaltungs GmbH	Germany	Hamburg
Smith & Nephew ESN Limited[2]	England & Wales	Watford	Smith & Nephew Deutschland (Holding) GmbH[1]	Germany	Hamburg
Smith & Nephew Extruded Films Limited	England & Wales	Hull	Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew Finance[2]	England & Wales	Watford	Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Smith & Nephew Finance Oratec[2]	England & Wales	Watford	Smith & Nephew (Ireland) Trading Limited	Ireland	Dublin 2
Smith & Nephew Healthcare Limited[2]	England & Wales	Hull	Smith & Nephew Finance Ireland Limited[4]	Ireland	Dublin 1
Smith & Nephew Investment Holdings Limited[1]	England & Wales	Watford	Smith & Nephew S.r.l.	Italy	Milan
Smith & Nephew Lilia Limited[2]	England & Wales	Watford	ArthroCare Luxembourg S.a.r.l.[2]	Luxembourg	Luxembourg, 8030
Smith & Nephew Medical Fabrics Limited[2]	England & Wales	Watford	Smith & Nephew International S.A.[1]	Luxembourg	Luxembourg, 2350
Smith & Nephew Medical Limited	England & Wales	Hull	Smith & Nephew (Europe) B.V.[1]	Netherlands	Amsterdam, 2132NP
Smith & Nephew Nominee Company Limited[2]	England & Wales	Watford	Smith & Nephew B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Nominee Services Limited[2]	England & Wales	Watford	Smith & Nephew Nederland CV	Netherlands	Amsterdam, 2132NP
Smith & Nephew Orthopaedics Limited	England & Wales	Watford	Smith & Nephew Operations B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Pensions Nominees Limited[7]	England & Wales	Watford	Serda B.V.[3] (49.0%)	Netherlands	Amsterdam, 1105BP
Smith & Nephew Pharmaceuticals Limited[2]	England & Wales	Hull	Smith & Nephew A/S	Norway	Oslo
Smith & Nephew Raisegrade Limited[1,2]	England & Wales	Watford	Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew Rareletter Limited[2]	England & Wales	Watford	Smith & Nephew Lda	Portugal	Lisbon
Smith & Nephew Trading Group Limited[1]	England & Wales	Watford	S&N Orion Prime, S.A.	Portugal	Coimbra
Smith & Nephew UK Executive Pension Scheme Trustee Limited[2]	England & Wales	Watford	DC LLC	Russian Federation	Puschino
Smith & Nephew UK Limited[1,5]	England & Wales	Watford	Smith & Nephew LLC	Russian Federation	Moscow
Smith & Nephew UK Pension Fund Trustee Limited[2]	England & Wales	Watford	Smith & Nephew S.A.U	Spain	Barcelona
Smith & Nephew USD Limited[1]	England & Wales	Watford	Smith & Nephew Aktiebolag	Sweden	Molndal
Smith & Nephew USD One Limited[1]	England & Wales	Watford
T.J.Smith and Nephew,Limited	England & Wales	Hull
The Albion Soap Company Limited[2]	England & Wales	Watford
TP Limited[1]	Scotland	Edinburgh

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	209

Strategy

Company financial statements continued

Notes to the Company accounts continued

8 Group companies continued

Company name	Country of operation and incorporation	Registered Office	Company name	Country of operation and incorporation	Registered Office
Lumina Adhesives AB3 (3.04%)	Sweden	Gothenburg	Africa, Asia, Australasia and Other Americas
Atracsys Sàrl	Switzerland	Puidoux	Smith & Nephew Argentina S.R.L.[2]	Argentina	Buenos Aires
Plus Orthopedics Holding AG1	Switzerland	Zug	Smith & Nephew Pty Limited	Australia	North Ryde
Smith & Nephew Manufacturing AG	Switzerland	Aarau	Smith & Nephew Surgical Holdings Pty Limited[1,2]	Australia	North Ryde
Smith & Nephew Orthopaedics AG1	Switzerland	Zug	Smith & Nephew Surgical Pty Limited[2]	Australia	North Ryde
Smith & Nephew Schweiz AG	Switzerland	Zug	Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo
Smith & Nephew AG	Switzerland	Zug	Smith & Nephew (Alberta) Inc.[2]	Canada	Calgary
Smith & Nephew Orthopaedics AG Aarau Branch[6]	Switzerland	Aarau	Smith & Nephew Inc.[1]	Canada	Toronto
US			Tenet Medical Engineering, Inc.	Canada	Calgary
Arthrocare Corporation[1]	United States	Wilmington	Smith & Nephew Finance Holdings Limited[5]	Cayman Islands	George Town 1104
Austin Miller Trauma LLC	United States	Wilmington	TEAMfund, LP3 (6.765%)	Cayman Islands	George Town 9008
Bioventus LLC[3] (47.62%)	United States	Wilmington	ArthoCare Medical Devices (Beijing) Co. Limited[4]	China	Chao Yang District, Beijing
Blue Belt Holdings, Inc.[1]	United States	Wilmington	Plus Orthopedics (Beijing) Co. Limited[2]	China	Shunyi District, Beijing
Blue Belt Technologies, Inc.[1]	United States	Philadelphia	Smith & Nephew Medical (Shanghai) Limited	China	Shanghai Free Trade Test Zone
Ceterix Orthopaedics, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Beijing Branch[6]	China	Dong Cheng
CRES Holdings, Inc.³ (0.99%)	United States	Dover NBR	Smith & Nephew Medical (Shanghai) Limited Chengdu Branch[6]	China	Wu Hou
Healicoil, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Guangzhou Branch[6]	China	Yue Xiu
Hipco, Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Shanghai Branch[6]	China	Jing’an
Leaf Healthcare Inc.	United States	Wilmington	Smith & Nephew Medical (Shanghai) Limited Shanghai Second Branch[6]	China	Shanghai Pilot Free Trade Zone
Memphis Biomed Ventures I, LP3 (4.6%)	United States	Dover GD	Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City
MiJourney, LLC	United States	Pennsylvania	Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China	Beijing Economic and Technical Development Area
Miach Orthopaedics, Inc³ (10.3%)	United States	Sherborn	S&N Holdings SAS[1]	Colombia	Bogota
Oratec Interventions, Inc.	United States	Wilmington	Smith & Nephew Colombia S.A.S	Colombia	Bogota
Orthopaedic Biosystems Ltd., Inc.	United States	Phoenix	ArthroCare Costa Rica Srl	Costa Rica	Alajuela
Osiris Therapeutics, Inc.	United States	Columbia	Smith & Nephew Curaçao N.V.	Curaçao	Willemstad
OsteoBiologics, Inc.	United States	Wilmington
Plus Orthopedics LLC	United States	Wilmington
Rotation Medical, Inc.	United States	Wilmington
Sinopsys Surgical, Inc.[3] (1.44%)	United States	Wilmington
Smith & Nephew AG US Branch[2,6]	United States	Boston
Smith & Nephew Consolidated, Inc.[1]	United States	Wilmington
Smith & Nephew OUS, Inc.	United States	Wilmington
Smith & Nephew, Inc.[1]	United States	Wilmington
Surgical Frontiers Series I, LLC[3] (33.46%)	United States	Dover GD
Trice Medical Inc.[3] (4.5%)	United States	Wilmington 19808
Tusker Medical, Inc.	United States	Wilmington 19808

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

210	Smith+Nephew Annual Report 2020

Strategy
Accounts

Company name	Country of operation and incorporation	Registered Office	Registered Office addresses UK
Smith & Nephew Beijing Holdings Limited[1]	Hong Kong	Hong Kong	Watford	Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE
Smith & Nephew Limited	Hong Kong	Hong Kong	Kent	Ground Floor, Eclipse House, Eclipse Park, Sittingbourne Road, Maidstone, Kent, ME14 3EN
Smith & Nephew Suzhou Holdings Limited[1]	Hong Kong	Hong Kong	York	25, Carr Lane, York, YO26 5HT
Adler Mediequip Private Limited	India	Pune	Hull	101 Hessle Road, Hull, HU3 2BN
ArthoCare India Medical Device Private Limited[4]	India	Mumbai	Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN
Smith & Nephew Healthcare Private Limited	India	Mumbai	Rest of Europe
Smith & Nephew KK	Japan	Tokyo	Vienna	Concorde Business Park, 1/C/3 2320, Schwechat, Austria
Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul	Zaventem	Hector Heenneaulaan 366, 1930 Zaventem, Belgium
Smith & Nephew Healthcare Sdn. Bhd	Malaysia	Kuala Lumpur	Hoersholm	Slotsmarken 14, Hoersholm, DK-2970, Denmark
Smith & Nephew Operations Sdn. Bhd	Malaysia	Kuala Lumpur	Helsinki	Ayritie 12 C, 01510, Vantaa, Finland
Smith & Nephew Services Sdn. Bhd	Malaysia	Kuala Lumpur	Neuilly-sur-Seine	40, Boulevard du Parc, 92200 Neuilly-sur-Seine, France
Smith & Nephew S.A. de C.V.	Mexico	Mexico City	Hamburg	Friesenweg 4, Haus 21, 22763, Hamburg, Germany
Smith & Nephew Limited[1]	New Zealand	Auckland	Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany
Smith & Nephew Superannuation Scheme Limited	New Zealand	Auckland	Dublin 1	3rd Floor, Kilmore House, Park Lane, Spencer Dock, Dublin 1, Ireland
Smith & Nephew (Overseas) Limited Philippines Branch[2,6]	Philippines	Manila	Dublin 2	13-18 City Quay, Dublin 2, D02 ED70, Ireland
Smith & Nephew, Inc.	Puerto Rico	San Juan	Milan	Via de Capitani 2A, 20864, Agrate Brianza, MI, Italy
Smith & Nephew Asia Pacific Pte. Limited[1]	Singapore	Singapore 138565	Luxembourg 8030	163, Rue de Kiem, L-8030 Strassen, Luxembourg
Smith & Nephew Pte Limited	Singapore	Singapore 048623	Luxembourg 2350	1A, Rue Jean Piret, L-2350, Luxembourg, Luxembourg
Smith & Nephew (Pty) Limited[1]	South Africa	Westville	Amsterdam 2132NP	Bloemlaan 2, 2132NP, Hoofddorp, The Netherlands
Smith & Nephew Pharmaceuticals (Proprietary) Limited[2]	South Africa	Westville	Amsterdam 1105BP	Paasheuvelweg 25, 1105BP, Amsterdam, Netherlands
Smith & Nephew (Overseas) Limited Taiwan Branch[6]	Taiwan	Taipei	Oslo	Nye Vakas vei 64, 1395, Hvalsted, Norway
Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok	Warsaw	Ul Osmanska 12, 02-823, Warsaw, Poland
Sri Siam Medical Limited	Thailand	Lumpini Phatumwan, Bangkok	Lisbon	Estrada Nacional no 10 ao Km. 131, Parque Tejo – Bloco C, 2625-445 Forte de Casa, Vila Franca de Xira, Portugal
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Sariyer, Istanbul	Coimbra	Rua Pedro Nunes, Instituto Pedro Nunes, Edificio IPN-C, 3030-199, Coimbra, Portugal
Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai	Moscow	2nd Syromyatnichesky Lane, Moscow, 105120, Russian Federation
Smith & Nephew FZE (DHCC Branch) [6]	United Arab Emirates	HealthCare City, Dubai 1	Puschino	8/1 Stroiteley Street, 142290, City of Puschino, Moscow Region, Russian Federation
Smith & Nephew USD Limited DHCC Branch[6,8]	United Arab Emirates	HealthCare City, Dubai 2	Barcelona	Edificio Conata I, c/Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
			Molndal	PO Box 143, S-431 22 Molndal, Sweden
1 Holding company.			Gothenburg	Varbergsgatan 2A/412 65 Göteborg, Sweden
2 Dormant company.			Puidoux	Route du Verney 20, 1070, Puidoux, Switzerland
3 Not 100% owned by Smith & Nephew Group.			Zug	Theilerstrasse 1A, 6300, Zug, Switzerland
4 In liquidation.			Aarau	Schachenallee 29, 5000, Aarau, Switzerland
5 Directly owned by Smith & Nephew plc.
6 Branch of a company in Smith & Nephew Group.
7 Application to strike off approved by company directors on 18 December 2020.
8 Application to strike off approved by company directors on 23 December 2020.

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	211

Strategy

Company financial statements continued

Notes to the Company accounts continued

8 Group companies continued

Registered Office addresses		Registered Office addresses
US		Yue Xiu District	Room 2503, No 33, 6th Jian She Rd, Yue Xiu District, Guang Zhou, China
Wilmington	CT Corporation, 1209 Orange Street, Wilmington DE 19801, USA	Jing'an District	Unit 09, Nominal Level 12 (Actual Level 11), Central Section of Bohua Square Office Tower, No. 669 Xinzha Road, Jing’an District, Shanghai, China
Philadelphia	CT Corp CT Corporation 1515 Market Street, Philadelphia, PA 19102, USA	Shanghai Pilot Free Trade Zone	Room 102, Floor 1, Building 3 (B1), No. 1599, Xin Jin Qiao Road China (Shanghai) Pilot Free Trade Zone, Shanghai, China
Dover NBR	850 New Burton Road, Suite 201, City of Dover, County of Kent DE 19904, USA	Suzhou City	12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China
Dover GD	160 Greentree Drive, Suite 101, Dover, DE, 19904, USA	Beijing Economic and Technical Development Area	No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China
Sherborn	c/o Martha Murray 19 Saddlebrook Road Sherborn, MA 01770, USA	Bogota	Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., Colombia
Phoenix	CT Corporation System, 3800 North Central Avenue, Phoenix AZ 85012, USA	Alajuela	Building B32, 50 meters South of Revisión Téchnica Vehicular, Province de Alajuela, Canton Alajuela, Coyol Free Zone, District San José, Costa Rica
Columbia	7015 Albert Einstein Dr., Columbia, Howard County MD 21046 USA	Willemstad	Pietermaai 15, PO Box 4905, Curaçao
Boston	CT Corporation, 155 Federal Street Suite 700, Boston MA 02210, United States	Hong Kong	Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong
Wilmington 19808	251 Little Falls Drive, Wilmington DE 19808, USA	Pune	Podium Floor Tower 4, World Trade Center S No1 Kharadi, Pune, Maharashtra-MH, 411014, India
Africa, Asia, Australasia and Other Americas		Mumbai	501-B – 509-B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai-59, Maharashtra, India
Buenos Aires	Maipu 1300, 13th Floor, Buenos Aires, Argentina	Tokyo	2-4-1, Shiba-Koen, Minato-Ku, Tokyo 105 0011, Japan
North Ryde	85 Waterloo Road, North Ryde, NSW 2113, Australia	Seoul	13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159-1 Samsung-dong, Seoul, Korea
São Paulo	Av. das Nações Unidas, 14171- 23º andar – Torre C-Crystal, Vila Gertrudes, São Paulo, CEP 043794-000, Brazil	Kuala Lumpur	Level 25, Menara Hong Leong, NO. 6 Jalan Damanlela Bukit Damansara Kuala Lumpur W.P. 50490 Kuala Lumpur, Malaysia
Calgary	3500-855-2 Street SW, Calgary AB T2P 4J8, Canada	Mexico City	Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico
Toronto	199, Bay Street, 4000, Toronto, Ontario M5L 1A9, Canada	Auckland	36a Hillside Road, Wairau Valley, Auckland, 0627 NZ, New Zealand
Georgetown 1104	c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	Manila	6/F Alfaro St, Salcedo Village, Makati City, Metro Manila, Philippines
Georgetown 9008	Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand CaymanKY1 -9008, Cayman Islands	San Juan	Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico
Chao Yang District, Beijing	Room 17-021, Internal B17 floor, B3-24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China	Singapore 048623	50 Raffles Place, #32-01 Singapore Land Tower, 048623, Singapore
Shunyi District, Beijing	22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China	Singapore 138565	29 Media Circle, #06-05, Alice@Mediapolis, Singapore, 138565, Singapore
Shanghai Free Trade Test Zone	Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China
Dong Cheng District	Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street Dong Cheng District, Beijing, China
Wu Hou District	No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

212	Smith+Nephew Annual Report 2020

Strategy
Accounts

Registered Office addresses		Registered Office addresses
Westville	30 The Boulevard, Westway Office Park, Westville, 3629, South Africa	Sariyer, Istanbul	Bahcekoy Merkez Mah. Ergene Nehri SK No:8/4 Bahcekoy Sariyer Istanbul, Turkey
Taipei	9F-2, No. 50, Sec. 1, Xinsheng South Road, Zhongzheng District Taipei City 10059, Taiwan	Jebel Ali, Dubai	PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates
Huai Khwang District, Bangkok	16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand	HealthCare City, Dubai 1	401-404 & 406-407, Floor 4, Building 47, Dubai Healthcare City, Dubai, United Arab Emirates
Lumpini Phatumwan, Bangkok	16th Floor, GPF Witthayu Tower A, 93/1 Wireless Road, Lumpini, Phatumwan, Bangkok, 10330, Thailand	HealthCare City, Dubai 2	101-104, 1st Floor, Building 47, Dubai HealthCare City, Dubai, United Arab Emirates

9 Subsidiary undertakings exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2020:

–	Smith & Nephew China Holdings UK Limited (Registration number: 9152387)
–	Smith & Nephew Investment Holdings Limited (Registration number: 384546)
–	Smith & Nephew Trading Group Limited (Registration number: 681256)
–	Smith & Nephew USD One Limited (Registration number: 10428326)
–	TP Limited (Registration number: SC005366)

Excluding Note 8 ‘Group Companies’, the Parent Company financial statements of Smith & Nephew plc on pages 205–213 do not form part of the Smith & Nephew plc Annual Report on Form 20-F as filed with the SEC.

Smith+Nephew Annual Report 2020	213

Strategy

Group information

Business overview and Group history

Since 2019, Smith+Nephew’s operations have been organised into three global franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry.

The Group has a history dating back more than 160 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK in 1856. Following his death in 1896, his nephew Horatio Nelson Smith took over the management of the business.

By the late 1990s, Smith+Nephew had expanded into being a diverse healthcare company with operations across the globe, producing various medical devices, personal care products and traditional and advanced wound care treatments. In 1998, Smith+Nephew announced a major restructuring to focus management attention and investment on three global business units – Advanced Wound Management, Endoscopy and Orthopaedics – which offered high growth and margin opportunities. In 2011, the Endoscopy and Orthopaedics businesses were brought together to create an Advanced Surgical Devices division. In 2015, the Advanced Wound Management and Advanced Surgical Devices divisions were brought together to form a global business across nine product franchises.

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

Related party transactions

Except for transactions with associates (see Note 22.2 of Notes to the Group accounts), no other related party had material transactions or loans with Smith+Nephew over the last three financial years.

Properties

The table below summarises the main properties which the Group uses and their approximate areas.

Approximate area
(square feet 000’s)
Group head office and surgical training facility in Watford, UK	60
Manufacturing and office facilities in Memphis, Tennessee, US	968
Wound management manufacturing, research and office facility in Hull, UK	473
Surgical training and office facilities in Memphis, Tennessee, US	292
Manufacturing facility in Suzhou, China	288
Manufacturing facility in Alajuela, Costa Rica	270
Distribution facility in Memphis, Tennessee, US	248
Manufacturing facility in Oklahoma City, Oklahoma, US	155
Office facilities and laboratory space in Fort Worth, Texas, US	139
Manufacturing facility in Aarau, Switzerland	116
Office facilities in Andover, Massachusetts, US	112
Manufacturing facility in Beijing, China	109
Manufacturing facility in Mansfield, Massachusetts, US	98
Business services centre in Pune, India	74
Research & development and office facility in Austin, Texas, US	68
Research & development facility in Pittsburgh, Pennsylvania, US	65
Manufacturing facility in Columbia, Maryland, US	61
Business services centre in Wroclaw, Poland	52
Manufacturing facility in Tuttlingen, Germany	50

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

.3
214	Smith+Nephew Annual Report 2020

Strategy
Other information

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

Risk factors

There are known and unknown risks and uncertainties relating to Smith+Nephew’s business. The factors listed on pages 215–219 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith+Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith+Nephew’s business, financial position or results of operations.

Business continuity and business change

The COVID-19 pandemic

Widespread outbreaks of infectious diseases, such as the COVID-19 pandemic, create uncertainty and challenges for the Group. The challenges created by the COVID-19 pandemic include, but are not limited to, declines in and cancellations of elective procedures at medical facilities and the resulting increase in commercial execution risk, disruptions at manufacturing facilities and disruptions in supply and other commercial activities due to travel restrictions and government restrictions on exports. The length, severity and geographical variation of the outbreak and pace of recovery are not clear and there could be an increased impact on us depending on these factors. By franchise, the impact of the COVID-19 pandemic has been most pronounced on our Orthopaedics and Sports Medicine & ENT businesses. The negative impact on these businesses was principally driven by lower levels of elective surgery (including a significant reduction in knee and hip implant procedures in Orthopaedics and nose and throat procedures in ENT). Our Advanced Wound Management franchise was also significantly negatively affected, with the negative impact principally due to deferrals of elective surgery, temporary closures of wound clinics and falling numbers in long- term care facilities, many of which were closed to new residents as a result of the COVID-19 pandemic.

The impact of the COVID-19 pandemic on our businesses worldwide has been strongly correlated with lockdown restrictions and the easing thereof. Despite rebounds in some markets, including China, sales volumes have continued to lag in others, such as the United Kingdom. Any additional restrictions placed on elective procedures would have an adverse impact on the Group’s revenue growth and operating and trading profit margins. The extent of the impact would depend on the length, severity and geographical variation of restrictions on elective procedures. The impacts of the COVID-19 pandemic and related response measures worldwide, including those described above, have had and may continue to have an adverse effect on global economic conditions, as well as on our business, results of operations, cash flows and financial condition and the COVID-19 pandemic may also have the effect of heightening many of the other risk factors described below.

Commercial execution

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

Additional commercial execution risks include medical facilities stopping or severely restricting sales rep access due to ongoing COVID-19 precautions and the COVID-19 pandemic driving a shift from clinic to home care.

Relationships with healthcare professionals

The Group seeks to maintain effective and ethical working relationships with physicians and medical personnel who assist in the development of new products or improvements to our existing product range or in product training and medical education. If we are unable to maintain these relationships our ability to meet the demands of our customers could be diminished and our revenue and profit could be materially adversely affected.

Pricing and reimbursement

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

.38
Smith+Nephew Annual Report 2020	215

Strategy

Group information continued

Risk factors continued

healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to government policies favouring locally sourced products.

The Group is also exposed to changes in reimbursement policy, tax policy and pricing, including as a result of financial pressure on governments and hospitals caused by the COVID-19 pandemic, which may have an adverse impact on revenue and operating profit. During 2020, reimbursement codes were more widely interpreted to provide for remote delivery of healthcare services. Provisions in United States healthcare legislation which previously imposed significant taxes on medical device manufacturers were permanently repealed effective 1 January 2020. There may also be an increased risk of adverse changes to government funding policies arising from deterioration in macroeconomic conditions from time to time in the Group’s markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate healthcare, including extensive and complex rules in the United States. Failure to do so could result in fines or loss of future funding.

New product innovation, design & development, including intellectual property

Continual development and introduction of new products

The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, the Group must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. The Group may fail to innovate due to low R&D investment, a R&D skills gap or poor product development. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. COVID-19 has resulted in limitations on ability to conduct live product trials. Furthermore, there has been an adverse impact on relationships with healthcare professionals involved in R&D, marketing and sale of products and services, due to limited access to such professionals as a result of restricted hospital access, shutdowns and travel restrictions imposed in response to the COVID-19 pandemic.

The Group’s products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group operates. If the Group’s new products do not remain competitive with those of competitors, the Group’s revenue could decline. The Group maintains reserves for excess and obsolete inventory resulting from the potential inability to sell its products at prices in excess of current carrying costs. Marketplace changes resulting from the introduction of new products or surgical procedures may cause some of the Group’s products to become obsolete. The Group makes estimates regarding the future recoverability of the costs of these products and records a provision for excess and obsolete inventories based on historical experience, expiration of sterilisation dates and expected future trends. If actual product life cycles, product demand or acceptance of new product introductions are less favourable than projected by management, additional inventory write- downs may be required.

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

Cybersecurity

Reliance on sophisticated information technology and cybersecurity

The Group uses a wide variety of information systems, programmes and technology to manage our business. The Group also develops and sells certain products that are or will be digitally enabled including connection to networks and/or the internet. Our systems and the systems of the entities we acquire are vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, loss of data privacy or other significant disruption. Our systems have been and will continue to be the target of such threats, including as a result of increased levels of remote working due to the COVID-19 pandemic. There is increasing government focus on cybersecurity including changes in the regulatory environment.

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

Legal and compliance risks including international regulation, product liability claims and loss of reputation

International regulation

The Group operates across the world and is subject to extensive legislation, including anti-bribery and corruption and data protection, in each country in which the Group operates. Our international operations are governed by the United Kingdom Bribery Act and the United States Foreign Corrupt Practices Act which prohibit us or our representatives from making or offering improper payments to government

.3
216	Smith+Nephew Annual Report 2020

Strategy
Other information

officials and other persons or accepting payments for the purpose of obtaining or maintaining business. Our international operations in the Emerging Markets which operate through distributors increase our Group exposure to these risks. In this regard, the Group is investigating allegations of possible violations of anti-corruption laws in India and responding to related requests for information from the SEC. It is not possible to predict the nature, scope or outcome of the investigations, including the extent to which, if at all, this could result in any liability to the Group.

The Group is also required to comply with the requirements of the EU General Data Protection Regulation (GDPR), which imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored and became effective on 25 May 2018. As privacy and data protection have become more sensitive issues for regulators and consumers, new privacy and data protection laws, such as GDPR, US state privacy laws including California Consumer Privacy Act (CCPA), and the recent invalidation of the EU-U.S. Privacy Shield by the Court of Justice of the European Union, continue to develop in ways we cannot predict. Ensuring compliance with evolving privacy and data protection laws and regulations on a global basis may require us to change or develop our current business models and practices and may increase our cost of doing business. Despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities as enforcement of such legislation has increased in recent years on companies and individuals where breaches are found to have occurred. Failure to comply with the requirements of privacy and data protection laws, including GDPR, could adversely affect our business, financial condition or results of operations.

Operating in multiple jurisdictions also subjects the Group to local laws and regulations related to tax, pricing, reimbursement, regulatory requirements, trade policy and varying levels of protection of intellectual property. This exposes the Group to additional risks and potential costs.

Product liability claims and loss of reputation

The development, manufacture and sale of medical devices entail risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation. There can be no assurance that customers, particularly in the United States, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits. As at 31 December 2020, a provision of $336m is recognised relating to the present value of the estimated costs to resolve all unsettled known and unknown anticipated metal-on-metal hip implant claims globally. See Note 17 to the Group accounts for further details.

Financial reporting, compliance and control

Our financial results depend on our ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury activities and avoid significant transactional errors and customer defaults (the risk of which has been heightened due to the COVID-19 pandemic). Failure to comply with our financial reporting requirements or relevant tax laws can lead to litigation and regulatory activity and ultimately to material loss to the Group. Potential risks include failure to report accurate financial information in compliance with accounting standards and applicable legislation, failure to comply with current tax laws, failure to manage treasury risk effectively and failure to operate adequate financial controls over business operations.

Political and economic

World economic conditions

Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group’s products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during adverse macroeconomic conditions. The impact of COVID-19 on global and regional economic conditions affects our global business. The ongoing effects of the COVID-19 pandemic on global economies and financial markets could trigger a recession or slowdown which would significantly reduce customer capital spending and customer financial strength. Economic conditions worldwide continue to create several challenges for the Group, including the United States Administration’s approach to trade policy, heightened pricing pressure, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of government debt, particularly in the Emerging Markets. These factors could have an increased impact on growth in the future.

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

There remains a level of political and regulatory uncertainty in the United Kingdom following the exit from the European Union and new trade agreement between the UK and Europe. Remaining risks relate to the appointment of the Medicines and Healthcare products Regulatory Agency (MHRA) as the UK’s standalone medicines and medical devices regulator (responsible for designating Review Bodies), effective 1 January 2021, and the related introduction of new legislation in the UK, the provisions of which remain to be clariﬁed. Further MHRA guidance is anticipated in the coming months. Also, supply chain risks, specifically border delays, continue into 2021. Smith+Nephew needs to prepare for new regulations within the United Kingdom,

.38
Smith+Nephew Annual Report 2020	217

Strategy

Group information continued

Risk factors continued

which accounts for approximately 4% of global Group revenue. There is also uncertainty around United States-China trade relations, which has resulted in tariffs on some medical devices being exported between the two countries.

Currency fluctuations

Smith+Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group’s manufacturing cost base is situated principally in the United States, the United Kingdom, China, Costa Rica and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the United States Dollar, Sterling and Swiss Franc and the currency of the Group’s selling operations, particularly the Euro, Chinese Yuan, Australian Dollar and Japanese Yen.

If the United States Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s trading margin could be adversely affected. The Group manages the impact of exchange rate movements on operating profit by a policy of transacting forward foreign currency contracts when firm commitments exist. In addition, the Group’s policy is for forecast transactions to be covered between 50% and 90% for up to one year. However, the Group is still exposed to medium to long-term adverse movements in the strength of currencies compared to the United States Dollar. The Group uses the United States Dollar as its reporting currency. The United States Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 180.

Global supply chain

The Group’s manufacturing production is concentrated at main facilities in Memphis, Mansfield, Columbia and Oklahoma City in the United States, Hull and Warwick in the United Kingdom, Aarau in Switzerland, Tuttlingen in Germany, Suzhou and Beijing in China and Alajuela in Costa Rica. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Further, disruptions which have taken place at these sites as a result of the COVID-19 pandemic (including government restrictions on imports and exports and decreased access to supply channels due to travel restrictions) have had and may continue to have an adverse effect on the results of operations. Physical loss and consequential loss insurance is carried to cover major physical disruption to these sites but is subject to limits and deductibles, generally does not cover COVID-19 pandemic related disruptions, and may not be sufficient to cover catastrophic loss. Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

The Group is reliant on certain key suppliers of raw materials, components, finished products and packaging materials or in some cases on a single supplier. Disruptions in the supply chains and operations of our suppliers as a result of the COVID-19 pandemic could result in an increase in our costs of production and distribution. These suppliers must provide the materials in compliance with legal requirements and perform the activities to the Group’s standard of quality requirements. A supplier’s failure to comply with legal requirements or otherwise meet expected quality standards could create liability for the Group and adversely affect sales of the Group’s related products. The Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost effective substitutes. Interruption of supply caused by these or other factors has had and may continue to have a negative impact on Smith+Nephew’s revenue and operating profit.

The Group will, from time to time, including as part of the Accelerating Performance and Execution (APEX) programme or operations and commercial excellence programme, outsource or insource the manufacture of components and finished products to or from third parties and will periodically relocate the manufacture of product and/ or processes between existing and/or new facilities. While these are planned activities, with these transfers there is a risk of disruption to supply.

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

Requirements of global regulatory agencies have become more stringent in recent years and we expect them to continue to do so. The Group’s Quality and Regulatory Affairs team is leading a major Group-wide programme to prepare for implementation of the EU Medical Devices Regulation (MDR), which came into force in May 2017, with an initial expected three-year transition period until May 2020. Due to the COVID-19 pandemic, the European Commission published a formal proposal in April 2020, announcing the delay to the implementation by 12 months to 26 May 2021. The regulation includes new requirements for the manufacture, supply and sale of all CE marked products sold in Europe (ie those products that conform with health, safety and environmental protection standards within the European Economic Area) and requires the re-registration of all medical devices, regardless of where they are manufactured. Smith+Nephew expects there will be significant capacity constraints under the new European system, given the small number of notified bodies certified under MDR to date. This could cause delays for medical device approvals for the industry more broadly and may result in delays for patients. Other critical features of the system are also far from completion and many of the major implementing acts remain to be completed. The European Commission has taken some important

.3
218	Smith+Nephew Annual Report 2020

Strategy
Other information

steps to aid implementation, including delaying the EU database (EUDAMED) and passing a Corrigendum to give a longer implementation timeline for certain Class 1R devices (ie reusable surgical instruments), which helps address certain of the capacity constraint concerns. The Group operates with a global remit and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption. Additional risks to supply include inadequate sales and operational planning and inadequate supply chain capacity to support customer demand and growth.

Quality and regulatory

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

Regulatory approval

The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The major regulatory agencies for Smith+Nephew’s products include the Food and Drug Administration (FDA) in the United States, the Medicines and Healthcare products Regulatory Agency in the United Kingdom, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration in China and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. In 2017, the EU reached agreement on a new set of Medical Device Regulations which entered into force on 25 May 2017 with an initial expected three-year transition period until May 2020. Due to the COVID-19 pandemic, the European Commission published a formal proposal in early April 2020, announcing the delay to the implementation by 12 months, to 26 May 2021. The increase in the time required by Notified Bodies to review product submissions and site quality systems’ certification time has had and may continue to have an adverse impact on our ability to meet customer demand.

The trend is towards more stringent regulation and higher standards of technical appraisal. Specifically, there are more stringent local requirements for clinical data across APAC markets. Such controls have become increasingly demanding to comply with and management believes that this trend will continue. Privacy laws (including Health Insurance Portability and Accountability Act of 1996 (HIPAA) in the United States and GDPR in the United Kingdom) and environmental regulations have also become more stringent. Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national medical device regulation and Group policies. Payment for medical devices may be governed by reimbursement tariff agencies in a number of countries. Reimbursement rates may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment. Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to Company reputation.

Mergers and acquisitions

Failure to make successful acquisitions

A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing business. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. This could result from the diversion of management resources from the acquisition or integration process, challenges of integrating organisations of different geographic, cultural and ethical backgrounds, as well as the prospect of taking on unexpected or unknown liabilities. In addition, the availability of global capital may make financing less attainable or more expensive and could result in the Group failing in its strategic aim of growth by acquisition or alliance. The COVID-19 pandemic and measures imposed in response to it have introduced additional risks. Conducting due diligence processes remotely presents potential risks that some information is not fully assessed. Similarly, integrations become more complex without physical on-site presence.

Talent management

Attracting and retaining key personnel

The Group’s continued development depends on its ability to hire and retain highly-skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. During 2020, the COVID-19 pandemic has increased the risk to the health and wellbeing of our personnel. Uncertainty, threat of illness and restricted travel, work and personal activities have affected people globally. We have seen increased absenteeism due to COVID-19. If Smith+Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its revenue and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

.38
Smith+Nephew Annual Report 2020	219

Strategy

Other information

Factors affecting Smith+Nephew’s results of operations

Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the ‘Our global markets’ on pages 14–15, the ‘Financial review’ on pages 20–23 and ‘Taxation information for shareholders’ on pages 230–231.

Selected financial data

	2020	2019	2018	2017	2016
	$ million	$ million	$ million	$ million	$ million
Income statement
Revenue	4,560	5,138	4,904	4,765	4,669
Cost of goods sold	(1,396)	(1,338)	(1,298)	(1,248)	(1,272)
Gross profit	3,164	3,800	3,606	3,517	3,397
Selling, general and administrative expenses	(2,562)	(2,693)	(2,497)	(2,360)	(2,366)
Research and development expenses	(307)	(292)	(246)	(223)	(230)
Operating profit[1]	295	815	863	934	801
Net interest payable	(56)	(55)	(51)	(51)	(46)
Other finance costs	(7)	(18)	(20)	(10)	(16)
Share of results of associates	14	1	(11)	6	(3)
Profit on disposal of business	–	–	–	–	326
Profit before taxation	246	743	781	879	1,062
Taxation	202	(143)	(118)	(112)	(278)
Attributable profit for the year	448	600	663	767	784
Earnings per ordinary share
Basic earnings per share	51.3¢	68.6¢	76.0¢	87.8¢	88.1¢
Diluted earnings per share	51.2¢	68.4¢	75.7¢	87.7¢	87.8¢
Average number of shares used in basic earnings per share (millions)	875	874	873	874	890
Average number of shares used in diluted earnings per share (millions)	877	877	876	875	893
Adjusted attributable profit[2]
Attributable profit for the year	448	600	663	767	784
Acquisition and disposal related items	4	34	(7)	(10)	9
Restructuring and rationalisation costs	124	134	120	–	62
Legal and other	91	50	38	(13)	(20)
Amortisation and impairment of acquisition intangibles	171	143	118	140	178
Profit on disposal of business	–	–	–	–	(326)
UK tax litigation	(142)	–	–	–	–
US tax reform	–	–	–	(32)	–
Taxation on excluded items	(132)	(68)	(51)	(26)	48
Adjusted attributable profit	564	893	881	826	735
Adjusted earnings per ordinary share (EPSA)[3]	64.4¢	101.9¢	100.6¢	94.5¢	82.6¢

1   Reconciliation of operating to trading profit is presented below.

2   Non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 222-226.

3   Adjusted earnings per ordinary share is calculated by dividing adjusted attributable profit by the basic weighted number of ordinary shares.

Reconciliation of operating profit to trading profit

	2020	2019	2018	2017	2016
	$ million	$ million	$ million	$ million	$ million
Operating profit	295	815	863	934	801
Acquisition and disposal related items	4	32	(7)	(10)	9
Restructuring and rationalisation costs	124	134	120	–	62
Amortisation and impairment of acquisition intangibles	171	143	113	140	178
Legal and other	89	45	34	(16)	(30)
Trading profit	683	1,169	1,123	1,048	1,020

.3
220	Smith+Nephew Annual Report 2020

Strategy
Other information

	2020	2019	2018	2017	2016
	$ million	$ million	$ million	$ million	$ million
Group balance sheet data
Non-current assets	6,348	6,080	4,982	5,135	4,815
Current assets	4,664	3,219	3,077	2,731	2,529
Total assets	11,012	9,299	8,059	7,866	7,344
Share capital	177	177	177	178	180
Share premium	612	610	608	605	600
Capital redemption reserve	18	18	18	17	15
Treasury shares	(157)	(189)	(214)	(257)	(432)
Retained earnings and other reserves	4,629	4,525	4,285	4,101	3,595
Total equity	5,279	5,141	4,874	4,644	3,958
Non-current liabilities	4,045	2,594	1,720	1,876	2,038
Current liabilities	1,688	1,564	1,465	1,346	1,348
Total liabilities	5,733	4,158	3,185	3,222	3,386
Total equity and liabilities	11,012	9,299	8,059	7,866	7,344

Group cash flow data and net debt
Cash generated from operations	972	1,370	1,108	1,273	1,035
Net interest paid	(59)	(52)	(52)	(48)	(45)
Income taxes refunded/(paid)	22	(150)	(125)	(135)	(141)
Net cash inflow from operating activities	935	1,168	931	1,090	849
Capital expenditure (including net trade investments and net of disposals of property, plant and equipment)	(445)	(385)	(351)	(384)	(394)
Acquisitions and disposals	(170)	(869)	(29)	(159)	(214)
Proceeds on disposal of business (net of tax)	–	–	–	–	225
Distribution from associate	9	3	2	–	–
Payment of capital element of lease liabilities	(55)	(46)	–	–	–
Proceeds from own shares	9	9	10	5	6
Equity dividends paid	(328)	(318)	(321)	(269)	(279)
Issue of ordinary capital and treasury shares purchased	(14)	(61)	(45)	(47)	(358)
Net cash flow from operating, investing and financing activities	(59)	(499)	197	236	(165)
Termination of finance lease	–	–	–	5	–
Exchange adjustments	(71)	3	(20)	28	(24)
Corporate bond issuance expense	8	–	–	–	–
Lease liabilities	(34)	(170)	–	–	–
Opening net debt	(1,770)	(1,104)	(1,281)	(1,550)	(1,361)
Closing net debt (including lease liabilities from 1 January 2019)	(1,926)	(1,770)	(1,104)	(1,281)	(1,550)

Selected financial ratios
Gearing (closing net debt as a percentage of total equity)	36.5%	34.4%	22.7%	27.6%	39.2%
Dividends per ordinary share	37.5¢[1]	37.5¢	36.0¢	35.0¢	30.8¢
Research and development costs to revenue	6.7%	5.7%	5.0%	4.7%	4.9%
Capital expenditure (including intangibles but excluding trade investments and assets acquired in a business combination) to revenue	9.7%	7.9%	7.1%	7.9%	8.4%

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated.

1   The Board has proposed a final dividend of 23.1 US cents per share which together with the interim dividend of 14.4 US cents makes a total for 2020 of 37.5 US cents.

.38
Smith+Nephew Annual Report 2020	221

Strategy

Other information continued

Non-IFRS financial information – Adjusted measures

These financial statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). These measures, which include trading profit, trading profit margin, tax rate on trading results, EPSA, ROIC, trading cash flow, free cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these financial statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non- cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Group adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated therefore impacting the comparability of the non-financial information presented below. Payments of lease liabilities are included in trading cash flow. From 2019, IFRS 16 right-of-use assets and IFRS 16 lease liabilities are included in net operating assets in arriving at ROIC.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given year to the previous year on a like-for-like basis. This is achieved by adjusting for the impact of sales of products acquired in material business combinations or disposed of and for movements in exchange rates.

Underlying revenue growth is considered by the Group to be an important measure of performance as it excludes those items considered to be outside the influence of local management. The Group’s management uses this non-IFRS measure in its internal financial reporting, budgeting and planning to assess performance on both a business and a consolidated Group basis. Revenue growth at constant currency is important in measuring business performance compared to competitors and compared to the growth of the market itself.

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

.3
222	Smith+Nephew Annual Report 2020

Strategy
Other information

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

			Reconciling items
2020	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	(21.1)	(21.0)	–	(0.1)
Hip Implants	(7.5)	(7.4)	–	(0.1)
Other Reconstruction	(12.9)	(26.1)	13.1	0.1
Trauma	(5.7)	(5.1)	–	(0.6)
Orthopaedics	(13.7)	(14.0)	0.6	(0.3)
Sports Medicine Joint Repair	(10.5)	(10.2)	–	(0.3)
Arthroscopic Enabling Technologies	(12.6)	(12.4)	–	(0.2)
ENT (Ear, Nose and Throat)	(29.9)	(29.7)	–	(0.2)
Sports Medicine & ENT	(13.2)	(13.0)	–	(0.2)
Advanced Wound Care	(7.7)	(7.5)	–	(0.2)
Advanced Wound Bioactives	(1.1)	(10.5)	9.5	(0.1)
Advanced Wound Devices	(4.8)	(4.8)	0.2	(0.2)
Advanced Wound Management	(5.1)	(8.1)	3.1	(0.1)
Total	(11.2)	(12.1)	1.1	(0.2)

			Reconciling items
2019	Reported growth	Underlying growth	Acquisitions/disposals	Currency impact
Consolidated revenue by franchise	%	%	%	%
Knee Implants	2.5	4.4	–	(1.9)
Hip Implants	–	2.1	–	(2.1)
Other Reconstruction	27.9	12.6	17.5	(2.2)
Trauma	2.4	4.3	–	(1.9)
Orthopaedics	2.5	4.0	0.5	(2.0)
Sports Medicine Joint Repair	10.8	12.3	0.9	(2.4)
Arthroscopic Enabling Technologies	(1.5)	0.8	–	(2.3)
ENT (Ear, Nose and Throat)	4.9	6.7	–	(1.8)
Sports Medicine & ENT	5.2	7.0	0.5	(2.3)
Advanced Wound Care[1]	(3.5)	(0.2)	–	(3.3)
Advanced Wound Bioactives[1]	30.9	(0.4)	31.7	(0.4)
Advanced Wound Devices[1]	13.0	15.9	0.6	(3.5)
Advanced Wound Management	8.3	2.2	8.7	(2.6)
Total	4.8	4.4	2.6	(2.2)

1  The growth rates Included within the 2019 analysis reflect a reclassiﬁcation of $13m (2018: $13m) of revenue formerly included in the Advanced Wound Care franchise of which $12m (2018: $13m) is now included in the Advanced Wound Bioactives franchise and $1m (2018: $nil) in the Advanced Wound Devices franchise in order to present consistent analysis to the 2020 results. There has been no change in total revenue or growth rates for the year ended 31 December 2019 and 31 December 2018.

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

.38
Smith+Nephew Annual Report 2020	223

Strategy

Other information continued

Non-IFRS financial information – Adjusted measures continued

Adjusted earnings per ordinary share (EPSA)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (EPS).

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2020 Reported	4,560	295	246	202	448	972	51.3
Acquisition and disposal related items	–	4	4	(5)	(1)	24	(0.1)
Restructuring and rationalisation costs	–	124	124	(40)	84	117	9.6
Amortisation and impairment of acquisition intangibles	–	171	171	(46)	125	–	14.3
Legal and other[7]	–	89	91	(41)	50	75	5.7
UK tax litigation	–	–	–	(142)	(142)	–	(16.2)
Lease liability payments	–	–	–	–	–	(55)	–
Capital expenditure	–	–	–	–	–	(443)	–
2020 Adjusted	4,560	683	636	(72)	564	690	64.6

Acquisition and disposal related items: For the year to 31 December 2020 costs primarily relate to the acquisition of Tusker and prior year acquisitions, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs: For the year to 31 December 2020 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018 and the operations and commercial excellence programme announced in February 2020.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2020 charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2020 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $17m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2020 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021.

UK tax litigation: For the year ended 31 December 2020 the $142m tax credit in the table above relates to the UK tax litigation matter.

		Operating	Profit before		Attributable	Cash generated	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	from operations[5]	per share[6]
	$ million	$ million	$ million	$ million	$ million	$ million	¢
2019 Reported	5,138	815	743	(143)	600	1,370	68.6
Acquisition and disposal related items	–	32	34	(6)	28	36	3.4
Restructuring and rationalisation costs	–	134	134	(25)	109	123	12.5
Amortisation and impairment of acquisition intangibles	–	143	143	(32)	111	–	12.6
Legal and other[7]	–	45	50	(5)	45	(105)	5.1
Lease liability payments	–	–	–	–	–	(46)	–
Capital expenditure	–	–	–	–	–	(408)	–
2019 Adjusted	5,138	1,169	1,104	(211)	893	970	102.2

.3
224	Smith+Nephew Annual Report 2020

Strategy
Other information

Acquisition and disposal related items: For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

Restructuring and rationalisation costs: For the year to 31 December 2019 these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

Amortisation and impairment of acquisition intangibles: For the year to 31 December 2019 charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2021. These charges in the year to 31 December 2019 were partially offset by a credit of $147m relating to insurance recoveries for ongoing metal-on-metal hip claims. Trading cash flow additionally excludes $6m of cash funding to closed defined benefit pension schemes and a $35m receipt (held as a receivable as at 31 December 2018) relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003.

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

7 The ongoing funding of defined benefit pension schemes is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Free cash flow

Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework, it is defined as the cash generated from operations less: capital expenditure and cash flows from interest and income taxes. A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2020	2019	2018
	$ million	$ million	$ million
Cash generated from operations[1]	972	1,370	1,108
Capital expenditure	(443)	(408)	(347)
Interest received	2	4	2
Interest paid	(61)	(56)	(54)
Payment of lease liabilities	(55)	(46)	–
Income taxes refunded/(paid)	22	(150)	(125)
Free cash flow	437	714	584

1 See Group Cash Flow Statement on page 150.

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 15 to the Group accounts. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets.

The calculation of the leverage ratio is set out below:

	2020	2019
	$ million	$ million
Net debt including lease liabilities	1,926	1,770

Trading profit	683	1,169
Depreciation of property, plant and equipment	311	292
Amortisation of other intangible assets	63	61
Adjustment for items already excluded from trading profit	(7)	–
Adjusted EBITDA	1,050	1,522
Leverage ratio (x)	1.8	1.2

.38
Smith+Nephew Annual Report 2020	225

Strategy

Other information continued

Non-IFRS financial information – Adjusted measures continued

Return on invested capital (ROIC)

Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback.

ROIC is defined as: Operating Profit less Adjusted Taxes/((Opening Net Operating Assets + Closing Net Operating Assets)/2).

	2020	2019	2018
	$ million	$ million	$ million
Operating profit	295	815	863
Taxation	202	(143)	(118)
Taxation adjustment[1]	(12)	(14)	(14)
Operating profit less adjusted taxes	485	658	731

Total equity	5,279	5,141	4,874
Retirement benefit assets	(133)	(106)	(92)
Investments	(9)	(7)	(34)
Investments in associates	(108)	(103)	(105)
Right-of-use assets	(196)	(156)	–
Cash at bank	(1,762)	(277)	(365)
Long-term borrowings and lease liabilities	3,353	1,975	1,301
Retirement benefit obligations	163	136	114
Bank overdrafts, borrowings, loans and lease liabilities	337	72	164
Net operating assets	6,924	6,675	5,857
Average net operating assets	6,800	6,266	5,856
Return on invested capital	7.1%	10.5%	12.5%

1    Being the taxation on interest income, interest expense, other finance costs and share of results of associates.

Contractual obligations

Contractual obligations at 31 December 2020 were as follows:

	Payments due by period
	Less than	One to	Three to	More than
	one year	three years	five years	five years
	$ million	$ million	$ million	$ million
Debt obligations	12	930	–	–
Private placement notes	311	307	481	691
Purchase obligations	204	10	4	–
Corporate bonds	20	41	41	1,102
Lease liabilities	58	74	36	47
Capital expenditure	65	–	–	–
Other	131	65	23	5
	801	1,427	585	1,845

Other contractual obligations represent $59m of derivative contracts and $165m of acquisition consideration. Provisions that do not relate to contractual obligations are not included in the above table.

There are a number of agreements that take effect, alter or terminate upon a change in control of the Company or the Group following a takeover, such as bank loan agreements and Company share plans. None of these are deemed to be significant in terms of their potential impact on the business of the Group as a whole. In addition, there are service contracts between the Company and its Executive Directors which provide for the automatic payment of a bonus following loss of office or employment under the circumstances outlined on page 135.

The Company does not have contracts or other arrangements which individually are essential to the business.

.3
226	Smith+Nephew Annual Report 2020

Strategy
Other information

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

Investor communications

The Company maintains regular dialogue with individual institutional shareholders, together with results presentations. To ensure that all members of the Board develop an understanding of the views of major investors, the Executive Directors review significant issues raised by investors with the Board. Non-Executive Directors are sent copies of analysts’ and brokers’ briefings. There is an opportunity for individual shareholders to put their questions to the Directors at the Annual General Meeting. The Company regularly responds to letters from shareholders on a range of issues.

UK capital gains tax

For the purposes of UK capital gains tax, the price of the Company’s ordinary shares on 31 March 1982 was 35.04p.

Smith & Nephew plc share price

The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Group’s website (www.smith-nephew.com) and at www.londonstockexchange.com where the live financial data is updated with a 15-minute delay.

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
P.O. Box 64504
St Paul, MN 55164-0504

US toll free phone: +1-800-990-1135
Online: Visit www.shareowneronline.com and select ‘Contact Us’.
www.adr.com

Smith & Nephew plc ADS price

The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and the Group's website (www.smith-nephew.com) where the live financial data is updated with a 15-minute delay, and is quoted daily in the Wall Street Journal.

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2020 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

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

.38
Smith+Nephew Annual Report 2020	227

Strategy

Shareholder information continued

Persons depositing or withdrawing shares must pay	For
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

During 2020, a fee of 1 US cent per ADS was collected by J.P. Morgan Chase Bank N.A. on the 2019 final dividend paid in May 2020 and a fee of 1 US cent per ADS was collected on the 2020 interim dividend paid in October. In the period 1 January 2020 to 12 February 2021, the total programme payments made by J.P. Morgan Chase Bank N.A. was $890,644.47.

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

At the time of the full year results, the Board reviews the appropriate level of total annual dividend each year. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. In 2020, given the expected earnings decline for the full year, the Board chose to keep the interim dividend flat on the prior year. Dividends will continue to be declared in US Dollars with an equivalent amount in Sterling payable to those shareholders whose registered address is in the UK, or who have validly elected to receive Sterling dividends.

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

Dividends per share

The table below sets out the dividends per ordinary share in the last five-years.

From 6 April 2018 dividends below £2,000 per tax year became tax free for UK income tax purposes and dividends above £2,000 per tax year became subject to UK personal income tax at the rate of 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. If you need to pay UK tax, how you pay depends on the amount of dividend income you receive in a year. If your dividend income is up to £10,000 you can request HMRC to change your tax code so that the tax will be taken from your wages or pension or you can complete a self-assessment tax return. If your dividend income is over £10,000 in the tax year, you will need to complete a self-assessment tax return. This will apply to both cash and dividend reinvestment plan (‘DRiP’) dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free.

Dividends per share

	Years ended 31 December
	2020		2019	2018	2017	2016
Pence per share:
Interim	11.07		11.19	10.67	9.34	10.08
Final	16.74	[1]	18.66	16.99	16.24	14.42
Total	27.81		29.85	27.66	25.58	24.50
US cents per share:
Interim	14.40		14.40	14.00	12.30	12.30
Final	23.10		23.10	22.00	22.70	18.50
Total	37.50		37.50	36.00	35.00	30.80

1    Translated at the Bank of England rate on 12 February 2021.

.3
228	Smith+Nephew Annual Report 2020

Strategy
Other information

Between 6 April 2016 and 6 April 2018 dividends below £5,000 per tax year were tax free and dividends above £5,000 per tax year were subject to personal income tax at the rates referred to above.

Dividends paid prior to 6 April 2016, included the associated UK tax credit of 10%, but excluded the deduction of withholding taxes.

Since the second interim dividend for 2005, all dividends have been declared in US cents per ordinary share.

In respect of the proposed final dividend for the year ended 31 December 2020 of 23.10 US cents per ordinary share, the record date will be 6 April 2021 and the payment date will be 12 May 2021. The Sterling equivalent per ordinary share will be set following the record date.

Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 20 April 2021. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 1 April 2021.

The proposed final dividend of 23.10 US cents per ordinary share, which together with the interim dividend of 14.4 US cents, makes a total for 2020 of 37.50 US cents.

Share capital

The principal trading market for the ordinary shares is the London Stock Exchange. The ordinary shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of ADSs evidenced by ADRs. Each ADS represents two ordinary shares from 14 October 2014, before which time one ADS represented five ordinary shares. The ADS facility is sponsored by J.P. Morgan Chase Bank N.A. acting as depositary.

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

Shareholdings

As at 12 February 2021, to the knowledge of the Group, there were 14,511 registered holders of ordinary shares, of whom 92 had registered addresses in the US and held a total of 160,713 ordinary shares (0.018% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US.

As at 12 February 2021, 45,245,317 ADSs equivalent to 90,490,634 ordinary shares or approximately 10.32% of the total ordinary shares in issue, were outstanding and were held by 89 registered ADS holders.

Major shareholders

		As at 31 December
	12 February 2021	2020	2019	2018
	%*	%*	%*	%*
BlackRock, Inc.	5.2	5.2	5.2	5.2

		As at 31 December
	12 February 2021	2020	2019	2018
	‘000	‘000	‘000	‘000
BlackRock, Inc.	46,427	46,427	46,427	46,427

* Percentage of ordinary shares in issue, excluding Treasury shares.

Major shareholders

As far as is known to Smith+Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any Government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 12 February 2021, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, as defined in the Disclosure and Transparency Rules (DTRs) of the Financial Conduct Authority (FCA), other than as shown above, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

The table above shows the last notification(s) received by the Company, in accordance with the FCA’s DTRs relating to notifiable interests in the voting rights in the Company’s issued share capital.

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. In order to avoid shareholder dilution, shares allotted to employees through employee share schemes are bought back on a quarterly basis and subsequently cancelled by the Company. The share buy-back programme for 2020 has been suspended in light of the COVID-19 pandemic. The programme remains under review.

From 1 January 2020 to 12 February 2021, as listed below, the Company has purchased 649,529 ordinary shares at a cost of $15,797,489.93.

The shares were purchased in the open market by Merrill Lynch International on behalf of the Company.

The authority to purchase ordinary shares is only exercised if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of its shareholders as a whole.

Purchase of ordinary shares on behalf of the Company

	Total shares	Average price	Approximate US$ value
	purchased	paid per share	of shares purchased
	000's	pence	under the plan
24-25 February 2020	650	1,877.1808	$15,797,490

.38
Smith+Nephew Annual Report 2020	229

Strategy

Shareholder information continued

Exchange controls and other limitations affecting security holders

There are no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Smith & Nephew plc’s securities, except for certain restrictions imposed from time-to-time by Her Majesty’s Treasury of the United Kingdom pursuant to legislation, such as the United Nations Act 1946 and the Emergency Laws Act 1964, against the Government or residents of certain countries.

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

Taxation information for shareholders

The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the USA (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of US Holders who directly, indirectly or constructively own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) US Holders whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) US Holders whose registered address is inside the UK. This discussion does not apply to certain US Holders subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker- dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the United States Internal Revenue Code known as the Medicare contribution tax, any alternative minimum tax consequences, any US federal tax other than income tax or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets for tax purposes. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their own tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2020.

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

For US federal income tax purposes, distributions paid by the Company will generally be foreign source dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Such dividends will not be eligible for the dividends- received deduction generally allowed to corporate US Holders.

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

.3
230	Smith+Nephew Annual Report 2020

Strategy
Other information

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

UK legislation provides for a charge to stamp duty (in the case of transfers) or SDRT to be payable at the rate of 1.5% of the consideration (or, in some cases, the value of the shares concerned) where ordinary shares are issued or transferred to the depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the depositary on deposits of ordinary shares will be charged by the depositary to the party to whom ADRs are delivered against such deposits. Following litigation on the subject, HMRC has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge was not compatible with EU law. HMRC has confirmed that it will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to the raising of capital) into clearance service or depositary receipt systems following the UK’s exit from the EU and the expiry of the associated implementation period, unless the relevant UK legislation is amended. In HMRC’s view, the 1.5% SDRT or stamp duty charge continues to apply to transfers of shares into a clearance service or depositary receipt system unless they are an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

.38
Smith+Nephew Annual Report 2020	231

Strategy

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

.3
232	Smith+Nephew Annual Report 2020

Strategy
Other information

There were no material modifications to the rights of shareholders under the Company’s Articles of Association during 2020. A resolution proposing the adoption of new Articles of Association is included within the business for the 2021 Annual General Meeting. In light of recent advances in technology, and in the context of lessons learned during the COVID-19 pandemic and in line with the views expressed by various shareholder bodies and regulators including the Financial Reporting Council, the Board has decided that it is appropriate that the Company should have additional flexibility in conducting its General Meetings in future. Accordingly, among other consequential and minor changes, it is proposed that the current Articles of Association be amended to set forth the basis upon which the Company could choose to hold ‘hybrid’ General Meetings (that is, a General Meeting at which Shareholders would be entitled to attend and participate remotely by means of electronic facilities). The proposed amendments do not permit the Company to hold entirely ‘virtual’ or ‘electronic-only’ meetings and shareholders will still be entitled to attend in person if they wish to do so (subject always to any security, health or safety measures or guidance imposed by the Government at the relevant time). A summary of the material changes proposed to the current Articles of Association is set out in the explanatory notes within the 2021 Notice of Annual General Meeting.

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

Annual General Meetings must be convened upon advance written notice of 21-days. Other General Meetings must be convened upon advance written notice of at least 14-clear days. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board. Members with 5% of the ordinary share capital of the Company may requisition the Board to convene a meeting. Any two Members may call a General Meeting in order to appoint one or more additional Directors in the event that there are insufficient Directors to be able to call a General Meeting, or where they are unwilling to do so.

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

Rights in a winding up

Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding-up, the balance of assets available for distribution:

-	After the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors;
-	Subject to any special rights attaching to any other class of shares; and
-	Is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in US Dollars. A liquidator may, however, upon the adoption of any extraordinary resolution of the shareholders and any other sanction required by law, divide among the shareholders the whole or any part of the Company’s assets in kind.

.38
Smith+Nephew Annual Report 2020	233

Strategy

Shareholder information continued

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

Deferred shares

Following the re-denomination of share capital on 23 January 2006, the ordinary shares’ nominal value became 20 US cents each. There were no changes to the rights or obligations of the ordinary shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created, deferred shares, of which 50,000 shares of £1 each were issued and allotted in 2006 as fully paid to the Chief Executive Officer. These shares were subsequently transferred and are now held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish. These deferred shares have no voting or dividend rights and on winding up are only entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional US$1,000 each.

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

The Group does not have a legal entity based in Iran, but in 2020 it exported certain medical devices to Iran, via sales by non-US entities, to a privately-owned Iranian distributor for sale in Iran. Sales by the distributor were made to hospitals that we understand are owned or controlled by the Government of Iran.

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

In 2020, Smith+Nephew’s gross revenues from sales to Iran were US$nil and net losses were approximately US$0.4m.

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

About Smith+Nephew

The Smith+Nephew Group (the Group) is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, and revenue of approximately $4.6bn in 2020. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2020. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

Smith+Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services. In 2020, Smith+Nephew’s operations were organised into three global franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry.

Smith+Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not and should not be regarded as being part of, or incorporated into, this Annual Report.

.3
234	Smith+Nephew Annual Report 2020

Strategy
Other information

The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For the convenience of the reader, a Glossary of terms used in this document is included on page 237.

The product names referred to in this document are identified by use of capital letters and the ◊ symbol (on first occurrence on a particular page) and are trademarks owned by or licensed to members of the Group.

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

Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 12 February 2021, the latest practicable date for this Annual Report, the Bank of England rate was US$1.38 per £1.00.

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

For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; manufacturing and supply related risk; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology and cybersecurity. Specific risks faced by the Group are described under ‘Risk factors’ on pages 215–219 of this Annual Report. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew’s expectations.

Product data

Product data and product share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports.

Documents on display

It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report on Form 20-F and some of the other information submitted by the Group to the SEC may be accessed through the SEC website.

Corporate headquarters and registered office

The corporate headquarters is in the UK and the registered office address is:

Smith & Nephew plc,
Building 5, Croxley Park,
Hatters Lane, Watford,
Hertfordshire WD18 8YE UK.

Registered in England and Wales
No. 324357.

Tel. +44 (0)1923 477 100

www.smith-nephew.com

.38
Smith+Nephew Annual Report 2020	235

Strategy

Cross reference to Form 20-F

This table provides a cross reference from the information included in this Annual Report to the requirements of Form 20- F.

Part I		Page	Part I		Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a	Item 9	The Offer and Listing
Item 2	Offer Statistics and Expected Timetable	n/a		A – Offer and Listing Details	227–229
Item 3	Key Information			B – Plan of Distribution	n/a
	A – Selected Financial Data	220–226		C – Markets	227–228
	B – Capitalization and Indebtedness	n/a		D – Selling shareholders	n/a
	C – Reason for the Offer and Use of Proceeds	n/a		E – Dilution	n/a
	D – Risk Factors	215-219		F – Expenses of the Issue	n/a
Item 4	Information on the Company		Item 10	Additional Information
	A – History and Development of the Company	207, 214, 234-235		A – Share Capital	n/a
	B – Business Overview	2–63, 156–157		B – Memorandum and Articles of Association	232–234
	C – Organizational Structure	173–174, 209–213		C – Material Contracts	None
	D – Property, Plant and Equipment	167–168, 214		D – Exchange Controls	230
Item 4A	Unresolved Staff Comments	None		E – Taxation	230–231
Item 5	Operating and Financial Review and Prospects			F – Dividends and Paying Agents	n/a
	A – Operating results	1, 15, 18–23, 215–219		G – Statement by Experts	n/a
	B – Liquidity and Capital Resources	23, 177–180, 199–200		H – Documents on Display	235
	C – Research and Development, Patents and Licences, etc.	1, 36–40, 160		I – Subsidiary Information	209–213
	D – Trend Information	14–15, 21–23, 214–219	Item 11	Quantitative and Qualitative Disclosure about Market Risk	180–186, 215–219
	E – Off Balance Sheet Arrangements	204, 215	Item 12	Description of Securities other than Equity Securities
	F – Tabular Disclosure of Contractual Obligations	226		A – Debt Securities	n/a
	G – Safe Harbor	235		B – Warrants and Rights	n/a
Item 6	Directors, Senior Management and Employees			C – Other Securities	n/a
	A – Directors and Senior Management	69–77		D – American Depositary Shares	227–228
	B – Compensation	106–137	Part II		Page
	C – Board Practices	67–110, 135	Item 13	Defaults, Dividend Arrearages and Delinquencies	None
	D – Employees	28–35, 161	Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	E – Share Ownership	120–122, 203	Item 15	Controls and Procedures	96–97
Item 7	Major Shareholders and Related Party Transactions		Item 16	(Reserved)	n/a
	A – Major shareholders	229		A – Audit Committee Financial Expert	88
	B – Related Party Transactions	204, 214		B – Code of Ethics	97
	C – Interests of Experts and Counsel	n/a		C – Principal Accountant Fees and Services	92, 161
Item 8	Financial information			D – Exemptions from the Listing Standards for Audit Committees	n/a
	A – Consolidated Statements and Other Financial Information	140–204		E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	197, 229
	Legal Proceedings	187–189		F – Change in Registrant’s Certifying Accountant	n/a
	Dividends	228–229		G – Corporate Governance	68
	B – Significant Changes	None		H – Mine Safety Disclosure	n/a
			Part III		Page
			Item 17	Financial Statements	n/a
			Item 18	Financial Statements	139, 148–204, 222–226
			Item 19	Exhibits

.3
236	Smith+Nephew Annual Report 2020

Strategy
Other information

Glossary

Unless the context indicates otherwise, the following terms have the meanings shown below:

Term	Meaning	Term	Meaning
ADR	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares evidenced by American Depositary Receipts (ADRs).	Knee implants	A product group which includes an innovative range of products for specialised knee replacement procedures.
ADS	In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs).	LSE	London Stock Exchange.
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

		MDR	Medical Device Regulations.
		MHRA	The Medicines and Healthcare products Regulatory Agency in the UK.
		Negative Pressure Wound Therapy	A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound.
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

AGM	Annual General Meeting of the Company.
Arthroscopy	Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications including the knee and shoulder.
ASC	Ambulatory Surgical Center.
Basis Point	One hundredth of one percentage point.
Chronic wounds	Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers.	Parent Company	Smith & Nephew plc.
Company	Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires.	Pound Sterling, Sterling, £, pence or p	References to UK currency. 1p is equivalent to one hundredth of £1.
Companies Act	Companies Act 2006, as amended, of England and Wales.
Emerging Markets	Emerging Markets include Latin America, Asia (excluding Japan), Africa and Russia.	SEC	US Securities and Exchange Commission.

EPSA	Adjusted earnings per ordinary share as defined on page 224.	Sports Medicine Joint Repair	The Sports Medicine Joint Repair franchise includes instruments, technologies and implants necessary to perform minimally invasive surgery of joints.
Endoscopy	Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects.	Trading results

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and comparability of results. Refer to page 223 for further information.

ENT	Ear, Nose and Throat.
Established Markets	Established Markets are United States of America, Europe, Australia, New Zealand, Canada and Japan.
Euro or €	References to the common currency used in the majority of the countries of the European Union.	Trauma	A product group which includes internal and external devices used in the stabilisation of severe fractures and deformity correction procedures.
FDA	US Food and Drug Administration.	UK	United Kingdom of Great Britain and Northern Ireland.
Financial statements	Refers to the consolidated Group Accounts of Smith & Nephew plc.	Underlying growth	Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals.
FTSE 100	Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation.	US	United States of America.
Group or Smith+Nephew	Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires.	US Dollars, $ or cents or ¢	References to US currency. 1 cent is equivalent to one hundredth of US$1.
Health economics	A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare.
Hip Implants	A product group which includes specialist products for reconstruction of the hip joint.
IFRIC	International Financial Reporting Interpretations as adopted by the EU and as issued by the International Accounting Standards Board.
IFRS	International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

.38
Smith+Nephew Annual Report 2020	237

Strategy

References from Franchise areas

A	Patient Testimonials

The patient testimonial(s) depicted herein represents the individual patient’s own opinions, findings, beliefs, and/or experiences. Patients featured may have been compensated by Smith+Nephew for their time. Individual results will vary. Not everyone who receives a product or treatment will experience the same or similar results; results may vary depending on a number of factors, including each patient’s specific circumstances and condition, and compliance with the applicable Instructions for Use. Smith+Nephew is not responsible for the selection of any treatment by a healthcare professional to be used on a particular patient. Smith+Nephew makes no representations, warranties, guarantees or assurances as to the availability, accuracy, currency or completeness of the information presented or its contents.

References from the Chief Executive Officer’s review (page 7)

1	Australian Orthopaedic Association National Joint Replacement Registry (AOANJRR). Hip, Knee & Shoulder Arthroplasty: 2019 Annual Report. Adelaide: AOA, 2019. Accessed March 30, 2020.
2	Atrey A, Ancarani C, Fitch D, Bordini B. Impact of bearing couple on long-term component survivorship for primary cementless total hip replacement in a large arthroplasty registry. Poster presented at: Canadian Orthopedic Association; June 20–23, 2018; Victoria, British Columbia, Canada.
3	Peters RM, Van Steenbergen LN, Stevens M, Rijk PC, Bulstra SK, Zijlstra WP. The effect of bearing type on the outcome of total hip arthroplasty. Acta Orthop. 2018:89;163–169.
4	Davis ET, Pagkalos J, Kopjar B. Bearing surface and survival of cementless and hybrid total hip arthroplasty in the National Joint Registry of England, Wales, Northern Ireland and the Isle of Man. JBJS OA. 2020;5:e0075.
5	The LEGION◊ Primary CR Knee System completed 45 million cycles of in vitro simulated wear testing, which is an estimate of 30 years of activity. Other LEGION VERILAST Primary Knee Systems underwent similar lab testing comparable to industry standards. The results of in vitro wear simulation testing have not been proven to quantitatively predict clinical wear performance. Also, a reduction in total polyethylene wear volume or wear rate alone may not result in improved clinical outcomes as wear particle size and morphology are also critical factors in the evaluation of the potential for wear mediated osteolysis and associated aseptic implant loosening. Particle size and morphology were not evaluated as part of the testing.
6	Papannagari, R, Hines G, Sprague J, Morrison M, Long-term wear performance of an advanced bearing knee technology. ISTA, Dubai, UAE, Oct 6-9, 2010.

References from Orthopaedics (page 46)

1	Murakami K, Hamai S, Okazaki K, et al. Knee kinematics in bi-cruciate stabilized total knee arthroplasty during squatting and stair-climbing activities. J Orthop. 2018;15:650-654.
2	Carpenter RD, Brilhault J, Majumdar S, Ries MD. Magnetic resonance imaging of in vivo patellofemoral kinematics after total knee arthroplasty. Knee. 2009;16(5):332-336.
3	Iriuchishima T, Ryu K. A comparison of Rollback Ratio between Bicruciate Substituting Total Knee Arthroplasty and Oxford Unicompartmental Knee Arthroplasty.J Knee Surg. 2018;31(6):568-572.
4	Data on file with Smith+Nephew. 05036 V2 TRIGEN INTERTAN Claims Brochure 0817.

References from Sports Medicine & ENT (page 49)

1	Schlegel TF, Abrams JS, Bushnell BD, Brock JL, Ho CP. Radiologic and clinical evaluation of a bioabsorbable collagen implant to treat partial-thickness tears: a prospective multicenter study. J Shoulder Elbow Surg. 2017. doi: http://dx.doi.org/10.1016/j.jse.2017.08.023.
2	Bokor DJ, Sonnabend D, Deady L et al. Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2-year MRI follow-up. MLTJ. 2016;6(1):16-25.
3	Van Kampen C, Arnoczky S, Parks P, et al. Tissue-engineered augmentation of a rotator cuff tendon using a reconstituted collagen scaffold: a histological evaluation in sheep. Muscles Ligaments Tendons J. 2013;3(3):229-235.
4	Bokor DJ, Sonnabend DH, Deady L, et al. Healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a highly porous collagen implant: a 5-year clinical and MRI follow-up. Muscles, Ligaments Tendons J 2019;9(3):338-347.
5	Mcelvany MD, Mcgoldrick E, Gee AO, Neradilek MB, Matsen FA, 3rd. Rotator cuff repair: published evidence on factors associated with repair integrity and clinical outcome. Am J Sports Med. 2015;43(2):491-500.
6	Vonhoegen J, John D, Hägermann C. Osteoconductive resorption characteristics of a novel biocomposite suture anchor material in rotator cuff repair. Orthop Traumatol Surg Res. 2019;14(1):12.
7	Smith+Nephew 2010. Micro-CT and histological evaluation of specimens from resorbable screw study (RS-II / OM1-08) 24-month post-implantation. Internal Report WRP-TE045-700-08.
8	Smith+Nephew 2016. Healicoil Regenesorb Suture Anchor – a study to assess implant replacement by bone over a 2 year period. NCS248.
9	Metcalf MH, Barrett GR. AJSM. 2004;32(3):675-680.
10	Amiel D, et al. Arthroscopy. 2004;20(5):503-510.
11	Woloszko J, et al. Proc of SPIE. 2003;4949:341-352.

Tula is a Trademark of Tusker Medical, Inc., a subsidiary of Smith+Nephew.

References from Advanced Wound Management (page 50)

1	Buzza K. Smith and Nephew 2018. Use of Moisture Vapour Permeability* (MVP) and Moisture Vapour Transmission Rate* (MVTR).
2	Tiscar-González V, Rodriguez MJM, Rabadán Sainz C, et al. Clinical and economic impact of wound care using a polyurethane foam multi-layer dressing versus standard dressings on delayed healing ulcers. Adv Skin Wound Care.
3	Moore Z, Dowsett C, Smith G, et al. TIME CDST: an updated tool to address the current challenges in wound care. J Wound Care 2019; 28(3):154-161.
4	Kirsner R et al. A prospective, randomized, controlled clinical trial on the efficacy of a single-use negative pressure wound therapy system, compared to traditional negative pressure wound therapy in the treatment of chronic ulcers of the lower extremities. Wound Rep Reg 2019; 27: 519–529.
5	Saunders et al. Single-use negative-pressure wound therapy versus conventional dressings for closed surgical incisions: systematic literature review and meta-analysis. BJS Open, 2021; 00: 1–8.
6	Pickham D et al. Effect of a wearable patient sensor on care delivery for preventing pressure injuries in acutely ill adults: A pragmatic randomized clinical trial (LS-HAPI study). Int J Nurs Stud. 2018; Apr; 80:12-19.
7	NICE Medical Technology Guidance MTG43. PICO Negative Pressure Wound Dressings for closed surgical incisions. May 9th 2019 https://www.nice.org.uk/
8	Hyldig N, Vinter CA, Kruse M, et al. Prophylactic incisional negative pressure wound therapy reduces the risk of surgical site infection after caesarean section in obese women: A pragmatic randomised clinical trial. BJOG. 2018; Aug 1. (Epub ahead of print) Available at: British Journal of Obstetrics and Gynaecology https://obgyn.onlinelibrary.wiley.com/doi/abs/10.1111/1471-0528.15413.

¥ P < .001

.3
238	Smith+Nephew Annual Report 2020

Strategy
Other information

Index

Accounting Policies	152–155	Intellectual property	189
Accounts Presentation	235	Interest and other finance costs	161
Acquisitions	7, 37, 201–203	Inventories	174–175
Acquisition and disposal related items	158, 224–225	Investments	173
American Depositary Shares	227–228	Investment in associates	173–174
Articles of Association	232–234	Key Performance Indicators	18–19
Audit fees	92, 161	Legal and other	159, 224–225
Board	69–73	Legal proceedings	188–189
Business overview	2–3, 209–213	Liquidity and capital resources	23, 178–179
Business segment information	14–15, 44–51, 155–159	Manufacturing and quality	40–41
Cash and borrowings	177–180	Medical education	42
Chair’s statement	4–5	New accounting standards	152
Chief Executive Officer’s review	6–9	Off-balance sheet arrangements	215
Company balance sheet	205	Operating profit	159–160
Company notes to the accounts	207	Other finance costs	161
Contingencies	187–189, 208	Our approach to stakeholders	52, 102–105
Contractual obligations	226	Our global markets	14–15
Critical judgements and estimates	153–154	Outlook and trend information	14–15, 18–19, 20–23, 214–219
Cross Reference to Form 20-F	236	People/Employees	28–35
Currency fluctuations	218	Post balance sheet events	204
Currency translation	154–155	Provisions	187–189
Deferred taxation	164–165	Property, plant and equipment	167–168
Directors’ Remuneration Report	106–137	Regulation	14–15, 63
Directors’ responsibility statement	139	Related party transactions	204, 215
Dividends	23, 198, 228–229	Research & development	36–40
Earnings per share	1, 21, 165–166	Restructuring and rationalisation expenses	158, 224–225
Employee share plans	203	Retirement benefit obligations	189–195
Executive Officers	74–77	Risk factors	215–219
Factors affecting results of operations	220	Risk report	53–65
Financial instruments	180–186	Selected financial data	220–221
Financial review	20–23	Share-based payments	203
Glossary of terms	237	Share capital	196–198
Goodwill	169–170	Shareholder information	227–234
Group balance sheet	149	Staff costs and employee numbers	161
Group cash flow statement	150	Stakeholder statement	102–105
Group companies	209–213	Statement of compliance	68
Group history	214	Strategic imperatives	8–9
Group income statement	148	Sustainability	24–27
Group notes to the accounts	152–204	Taxation	162–165
Group overview	2–3, 214	Taxation information for shareholders	230–231
Group statement of changes in equity	151	Total shareholder return	125
Group statement of comprehensive income	148	Trade and other payables	177
Independent auditor's report	140–147	Trade and other receivables	175–176
Intangible assets	171–173	Treasury shares	197–198

.38
Smith+Nephew Annual Report 2020	239

Strategy

THIS PAGE LEFT INTENTIONALLY BLANK

.3
240	Smith+Nephew Annual Report 2020

Strategy
Other information

Financial calendar

Annual General Meeting

The Company’s Annual General Meeting (‘AGM’) will be held on Wednesday, 14 April 2021 at 4:00 pm at our Expert Connect Centre, Building 5, Croxley Park, Hatters Lane, Watford, WD18 8YE.

In light of the COVID-19 pandemic and the social distancing restrictions and measures in place, aimed at reducing the transmission of the virus, we will be conducting our 2021 AGM as a hybrid meeting, enabling shareholders to attend and participate by electronic means. The physical location of the AGM is to be at Smith+Nephew’s Expert Connect Centre, Building 5, Croxley Park, Hatters Lane, Watford, WD18 8YE. The physical meeting will merely ensure the minimum necessary quorum, with the majority of our Directors attending electronically rather than in person. Shareholders will be able to participate (voting and raising questions) electronically, in accordance with the UK Corporate Governance Code 2018 (the ‘Code’) and the Annual General Meeting Guidance published by the Financial Reporting Council (‘FRC’) in October 2020.

Registered shareholders have been sent either a Notice of Annual General Meeting or notification of availability of the Notice of Annual General Meeting, which contains further information on how to join the meeting electronically.

2021
Annual General Meeting	14 April
First quarter Trading Report	11 May
Payment of 2020 final dividend	12 May
Half year results announced	29 July[1]
Third quarter Trading Report	4 November
Payment of 2021 interim dividend	October/November

2022
Full year results announced	February[1]
Annual Report available	February/March
Annual General Meeting	April

1 Dividend declaration dates.

The inks used are renewable, biodegradable and emit fewer Volatile Organic Compounds (VOCs) than mineral-oil inks. They are based on high levels of renewable raw materials such as vegetable oils and naturally occurring resin. The inks do not contain any toxic heavy metals and therefore, do not pose a problem if placed in landfill.

Designed and Produced by Radley Yeldar.

.38
Smith+Nephew Annual Report 2020	241

Strategy

Smith & Nephew plc

Building 5, Croxley Park
Hatters Lane, Watford
Hertfordshire WD18 8YE
United Kingdom

T +44 (0)1923 477100

enquiries@smith-nephew.com

www.smith-nephew.com

.3
242	Smith+Nephew Annual Report 2020

Strategy

EXHIBIT INDEX

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

1		Articles of Association	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

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

2	(c)	Indenture, between Smith & Nephew plc and The Bank of New York Mellon, London Branch, as Trustee, dated October 14, 2020	Exhibit 4.1 to the Form 6-K filed on October 14, 2020 (File No.1-14978)

2	(d)	Description of securities registered under section 12 of the exchange act		X

4	(a) (i)	Agreement and Appendices dated 19 November 2014 by and among Smith & Nephew plc and the purchasers listed in Schedule A	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

(ii)

Agreement dated 15 June 2018 by and among Smith & Nephew plc; J.P. Morgan Securities plc; Bank Of America Merrill Lynch International Limited; Bank Of China Limited, London Branch; HSBC Bank Plc; Mizuho Bank, Ltd.; Societe Generale, London Branch; Sumitomo Mitsui Banking Corporation; and Wells Fargo Bank N.A., London Branch

Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(iii)	Material contract: Agreements and Plan of Merger dated 12 March 2019 by and among Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp., Osiris Therapeutics, Inc. and Smith & Nephew plc	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(iv)	Material contract: Note purchase agreement dated 18 December 2019 by and among Smith & Nephew plc and the purchasers listed in Schedule A	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

.38
Smith+Nephew Annual Report 2020	243

Strategy

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c) (i)	Letter of Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(ii)	Letter of Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2013 filed on March 6, 2014 (File No.1-14978)

	(iii)	Letter of Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(iv)	Letter of Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(v)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley DL	Form 20-F for the year ended December 31, 2014 filed on March 5, 2015 (File No.1-14978)

	(vi)	Letter of Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2015 filed on March 4, 2016 (File No.1-14978)

	(vii)	Smith & Nephew plc Global Share Plan 2010	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(viii)	Smith & Nephew ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(ix)	Smith & Nephew International ShareSave Plan (2012)	Form 20-F for the year ended December 31, 2012 filed on February 28, 2013 (File No.1-14978)

	(x)	Service Agreement of Graham Baker	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xi)	Letter of Appointment of Robin Freestone as Audit Committee Chairman	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xii)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2016 filed on March 6, 2017 (File No.1-14978)

	(xiii)	Letter of Appointment of Marc Owen	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xiv)	Letter of Appointment of Angie Risley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

.3
244	Smith+Nephew Annual Report 2020

Strategy

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(xv)	Letter of Appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xvi)	Letter of Re-Appointment of Vinita Bali	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xvii)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xviii)	Letter of Re-Appointment of Erik Engstrom	Form 20-F for the year ended December 31, 2017 filed on March 5, 2018 (File No.1-14978)

	(xix)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xx)	Letter of Re-Appointment of Robin Freestone	Form 20-F for the year ended December 31, 2018 filed on March 4, 2019 (File No.1-14978)

	(xxi)	Service agreement of Roland Diggelmann	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxi)(a)	Letter of appointment of Roland Diggelmann	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxii)	Letter of Re-Appointment of Angie Risley	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxiii)	Letter of Re-Appointment of Marc Owen	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxiv)	Letter of Re-Appointment of Roberto Quarta	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxv)	Letter of Re-Appointment of The Rt. Hon Baroness Virginia Bottomley	Form 20-F for the year ended December 31, 2019 filed on March 2, 2020 (File No.1-14978)

	(xxvi)	Service agreement of Anne-Francoise Nesmes		X

	(xxvii)	Letter of appointment of Bob White		X

	(xxviii)	Letter of appointment of John Ma		X

.38
Smith+Nephew Annual Report 2020	245

Strategy

Exhibit No.		Description of Document	Incorporated Herein by Reference To	Filed Herewith

4	(c)(xxix)	Letter of appointment of Rick Medlock		X

	(xxx)	Letter of appointment of Katarzyna Mazur-Hofsaess		X

	(xxxi)	Letter of Re-Appointment of Roberto Quarta		X

	(xxxii)	Letter of Re-Appointment of Robin Freestone		X

	(xxxiii)	Letter of Re-Appointment of Erik Engstrom		X

	(xxxiv)	The Smith & Nephew Global Share Plan		X

8		Principal Subsidiaries		X

12	(a)	Certification of Roland Diggelmann filed pursuant to Exchange Act Rule 13a -14(a)		X

	(b)	Certification of Anne-Francoise Nesmes filed pursuant to Exchange Act Rule 13a -14(a)		X

13	(a)	Certification of Roland Diggelmann and Anne-Francoise Nesmes furnished pursuant to Exchange Act Rule 13a – 14(b)		X

15.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm		X

.3
246	Smith+Nephew Annual Report 2020

Strategy

Exhibit No.	Description of Document	Incorporated Herein by Reference To	Filed Herewith

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

.38
Smith+Nephew Annual Report 2020	247

Strategy

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Smith & Nephew plc
(Registrant)

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Watford, England
March 1, 2021

.3
248	Smith+Nephew Annual Report 2020